Form 20-F
LLOYDS TSB GROUP PLC
filed 2003-06-23
CIK 1160106

As filed with the Securities and Exchange Commission on 23 June 2003

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F


           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
               X  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended 31 December 2002
                                       OR
               TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 001-15246
                              LLOYDS TSB GROUP plc
             (Exact name of Registrant as Specified in Its Charter)

                                    Scotland

                (Jurisdiction of Incorporation or Organization)

                               25 Gresham Street
                                London EC2V 7HN
                                 United Kingdom
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


Title of each class                              Name of each exchange on which
                                                       registered
Ordinary shares of nominal value 25                The New York Stock Exchange.
pence each, represented
by American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
The number of outstanding shares of each of Lloyds TSB Group plc's classes of capital or common stock as of 31 December 2002 was:

Ordinary shares, nominal value 25 pence each, as of 31 December 2002
....5,583,099,804
Limited voting shares, nominal value 25 pence each, as of 31 December 2002... 78,947,368
Preference shares, nominal value 25 pence each, as of 31 December 2002... 0
Preference shares, nominal value 25 cents each, as of 31 December 2002..... 0
Preference shares, nominal value 25 euro cents each, as of 31 December 2002... 0 Preference shares, nominal value Japanese Y25 each, as of 31 December 2002... 0

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes X    No

Indicate by check mark which financial statement item the registrant has elected to follow:
                             Item 17      Item 18  X

                               TABLE OF CONTENTS



                                                 Page

Presentation of information                         2
Business overview                                   3
Selected consolidated financial data                4
Exchange rates                                      6
Business                                            7
Operating and financial review and prospects       17
Management and employees                           76
Major shareholders and related party
  transactions                                     89
Regulation                                         90
Listing information                                94
Dividends                                          96
Memorandum and articles of association             96
Exchange controls                                  96
Taxation                                           97
Where you can find more information               101
Enforceability of civil liabilities               101
Risk factors                                      102
Forward-looking statements                        104
Lloyds TSB Group structure                        105
Index to Consolidated Financial Statements        F-1
Glossary                                          107
Form 20-F cross-reference sheet                   110
List of exhibits                                  112
Signatures                                        113
Certifications required under Section 302
 of the Sarbanes-Oxley Act                        114

                              _____________________


                          PRESENTATION OF INFORMATION

     In this annual report, references to "Lloyds TSB Group" are to Lloyds TSB Group plc and its subsidiary and associated undertakings; references to "Lloyds TSB Bank" are to Lloyds TSB Bank plc; and references to the "Consolidated
Financial Statements" are to Lloyds TSB Group's Consolidated Financial Statements included in this annual report. References to the "Financial Services Authority" are to the United Kingdom (the "UK") Financial Services Authority.

     Lloyds TSB Group publishes its Consolidated Financial Statements expressed in British pounds ("pounds sterling", "sterling" or "GBP"), the lawful currency of the UK. In this annual report, references to "pence" and "p" are to one-hundredth of one pound sterling; references to "US dollars", "US$" or "$" are to the lawful currency of the United States (the "US"); references to "cent" are to one-hundredth of one US dollar; and references to "euro" or "Euro" are to the lawful currency of the member states of the European Union that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds TSB Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") in effect on 31 December 2002, which was $1.6095 = GBP1.00. The Noon Buying Rate on 31 December 2002 differs from certain of the actual rates used in the preparation of the Consolidated Financial Statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the Consolidated Financial Statements in accordance with accounting principles generally accepted in the UK.

                               BUSINESS OVERVIEW

     Lloyds TSB Group is a leading UK-based financial services group, whose businesses provide a comprehensive range of banking and financial services in the UK and overseas. At 31 December 2002 total Lloyds TSB Group assets were GBP252,758 million and Lloyds TSB Group had over 79,000 employees. Lloyds TSB Group plc's market capitalisation at that date was some GBP24,800 million. The profit on ordinary activities before tax for the 12 months to 31 December 2002 was GBP2,607 million and the risk asset ratios as at that date were 9.6 per cent for total capital and 7.8 per cent for tier 1 capital.

     The operations of Lloyds TSB Group in the UK were conducted through approximately 2,200 branches of Lloyds TSB Bank, Lloyds TSB Scotland plc and Cheltenham & Gloucester plc at the end of December 2002. International business is conducted mainly in the Americas, New Zealand and continental Europe. Lloyds TSB Group's services in these countries are offered through a combination of branches of Lloyds TSB Bank and subsidiary companies, principally The National Bank of New Zealand Limited, New Zealand's second largest bank measured by assets during 2002, and Losango, the Lloyds TSB Group's consumer finance business in Brazil. Lloyds TSB Group also offers offshore banking facilities in a number of countries. For additional information see "Regulation".

     The following table shows the profit before tax of Lloyds TSB Group's UK Operations and its International Operations in each of the last three years.


                                                 2002     2001   2000
                                                GBPm      GBPm    GBPm

              UK Operations                     2,111    2,595   3,352
              International Operations            496      566     433

              Profit before tax                 2,607    3,161   3,785


     Lloyds TSB Group's activities are organised into three segments: UK Retail Banking and Mortgages, Insurance and Investments and Wholesale Markets and
International Banking. Services provided by UK Retail Banking and Mortgages encompass the provision of banking and other financial services to personal and small business customers, private banking, stockbroking and mortgages. Insurance and Investments offers life assurance, pensions and investment products, general insurance and fund management services. Wholesale Markets and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and medium-sized UK businesses, including venture capital finance. It also provides asset finance and share registration services to personal and corporate customers, manages Lloyds TSB Group's activities in financial markets through its Treasury function and provides banking and financial services overseas.

     The following table shows the results of Lloyds TSB Group's UK Retail Banking and Mortgages, Insurance and Investments and Wholesale Markets and International Banking segments and Central group items in each of the last three fiscal years. In order to provide a clearer representation of the underlying performance, the results of the Insurance and Investments segment include investment earnings calculated using longer-term rates of return and annual management charges based on unsmoothed fund values. Management separately analyse the difference between these normalised earnings and the actual return ('the investment variance') together with the impact of changes in the economic assumptions used in the embedded value calculation.


                                                        2002     2001    2000
                                                        GBPm      GBPm    GBPm


    UK Retail Banking and Mortgages                    1,172    1,205   1,363
    Insurance and Investments                          1,231    1,421   1,158
    Wholesale Markets and International Banking        1,005    1,209   1,035
    Central group items                                   96      185     378

                                                       3,504    4,020   3,934
    Changes in economic assumptions                       55       -      127
    Investment variance                                (952)    (859)   (276)

    Profit before tax                                  2,607    3,161   3,785


     Lloyds TSB Group plc was incorporated as a public limited company and registered in Scotland under the UK Companies Act 1985 on 21 October 1985 with the registered number 95000. Lloyds TSB Group plc's registered office is Henry Duncan House, 120 George Street, Edinburgh EH2 4LH, Scotland, and its principal executive offices in the UK are located at 25 Gresham Street, London, EC2V 7HN, United Kingdom, telephone number + 44 (0) 20 7626 1500.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial information set out in the table below has been derived from the annual reports and accounts of Lloyds TSB Group plc for each of the past five years adjusted for subsequent changes in accounting policy and presentation. The Consolidated Financial Statements for each of the years 1998 to 2001 have been audited by PricewaterhouseCoopers, independent accountants; the Consolidated Financial Statements for 2002 were audited by their successor firm PricewaterhouseCoopers LLP, independent accountants.

     The Consolidated Financial Statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. A discussion of such differences and a reconciliation of certain UK GAAP amounts to US GAAP is included in Note 48 to the Consolidated Financial Statements.


                           2002         2001        2000        1999        1998

  Profit and loss
  account data for
  the year ended
  31 December (GBPm)
  (1)
  Net interest            5,171        4,922       4,587       4,783       4,398
  income
  Other finance             165          307         424         268         252
  income
  Other income            3,542        3,660       3,765       3,267       2,792
  Trading                 3,963        4,113       4,497       4,434       3,566
  surplus
  Provisions for         (1,029)       (747)       (541)       (615)       (555)
  bad and doubtful
  debts
  Profit on               2,607        3,161       3,785       3,529       2,948
  ordinary
  activities
  before tax
  Profit on               1,843        2,286       2,703       2,445       2,086
  ordinary
  activities after
  tax
  Profit for the          1,781        2,229       2,654       2,439       2,073
  year
  attributable to
  shareholders
  Dividends               1,908        1,872       1,683       1,451       1,204
  Balance sheet
  data at 31
  December (GBPm) (1)
  Called-up share         1,416        1,411       1,396       1,389       1,379
  capital
  Shareholders'           7,972        10,356      11,901      11,760      9,333
  funds
  (equity)
  Customer              116,334      109,116     101,989     93,714      90,445
  accounts
  Undated                 5,496        4,102       3,391       3,294       1,518
  subordinated
  loan capital
  Dated                   4,672        4,006       4,119       3,199       2,503
  subordinated
  loan capital
  Loans and             134,474      122,935     114,432     102,233     95,243
  advances to
  customers
  Assets(2)             207,418      189,404     169,587     153,172     146,475
  Total assets          252,758      235,793     220,672     179,714     170,167
  Share
  information (1)
  Basic earnings          32.0p        40.3p       48.4p       44.8p       38.4p
  per ordinary
  share
  Diluted earnings        31.8p        39.9p       47.9p       44.0p       37.6p
  per ordinary
  share
  Net asset value         141p         184p        213p        212p        170p
  per ordinary
  share
  Dividends per           34.2p        33.7p       30.6p       26.6p       22.2p
  ordinary
  share(3)
  Equivalent cents        54.1c        49.3c       44.2c       42.3c       36.7c
  per share(3)
  (4)
  Market price            446p         746p        708p        774p        855p
  (year-end)
  Number of                973          981        1,026       1,024       1,028
  shareholders
  (thousands)
  Number of              5,583        5,564       5,507       5,475       5,435
  ordinary shares
  in issue
  (millions)
  Financial ratios           %            %           %           %           %
  (1) , (5)
  Dividend payout        107.1        84.0         63.4        59.5        58.1
  ratio
  Post-tax return         16.7         18.1        21.1        23.9        23.5
  on average
  shareholders'
  equity
  Post-tax return         0.93         1.28        1.68        1.63        1.48
  on average
  assets
  Post-tax return         1.61         2.26        3.07        2.94        2.62
  on average
  risk-weighted
  assets
  Average                  5.4          6.9         7.8         6.8         6.3
  shareholders'
  equity to
  average
  assets
  Efficiency              55.4         53.7        48.8        46.7        52.1
  ratio(6)
  Capital ratios
  (1)
  Total                   9.6          8.8         8.7         14.9        11.2
  capital
  Tier 1                  7.8          7.8         8.0          9.9         8.6
  capital





(1)  Figures  for 2001 and  earlier  years have been  restated  to  reflect  the implementation of FRS 12, "Provisions, Contingent Liabilities and Contingent Assets", FRS 15, "Tangible Fixed Assets", FRS 18, "Accounting Policies", FRS 17, "Retirement Benefits", FRS 19 "Deferred Tax", UITF 33 "Obligations in Capital Instruments", detailed guidance from the Association of British Insurers for best practice in the preparation of results using the achieved profits method of accounting and other minor adjustments.
(2)  Assets exclude long-term assurance assets attributable to policyholders.
(3) Annual dividends are comprised of both interim and final dividend payments. Final dividends (which are always paid in the following year) are included in the year to which they relate rather than in the year in which they are paid.
(4) Translated into US dollars at the Noon Buying Rate on the date each payment is made.
(5) Averages are calculated on a monthly basis from the consolidated financial data of Lloyds TSB Group.
(6) The efficiency ratio is calculated as total operating expenses as a percentage of total income.

  SELECTED US GAAP FINANCIAL    2002         2001*       2000*       1999*


  DATA
  Income statement data for
  the year ended 31 December
  (GBPm)
  Total revenues, net of       10,498        9,335        10,380      9,493
  interest expense
  Policyholder benefits and    (1,565)       (2,228)      (1,735)     (936)
  claims expense
  Provision for bad and        (1,029)       (747)        (541)       (615)
  doubtful debts
  Income before tax             2,376         2,215        2,755       3,352
  Net income                    1,751         1,632        1,986       1,993
  Dividends                     1,903         1,738        1,522       1,285
  Balance sheet data at 31
  December (GBPm)
  Shareholders' equity         10,190        13,533       13,712      13,109
  Deposits                    141,777       133,419      117,473     110,545
  Loans, net of               134,202       122,485      110,788     99,120
  provisions
  Total assets                254,389       243,226      225,776     180,825
  Share information (pence
  per ordinary share)
  Basic earnings                 31.4          29.5         36.2        36.6
  Diluted earnings               31.3          29.2         35.8        35.9
  Net asset value                 180           240          246         236
  Dividends                      34.2          31.5         27.8        23.6
  Financial ratios(1)               %             %            %           %
  Dividend payout ratio         108.7         106.5         76.6        64.5
  Post-tax return on average     14.8          12.0         14.8        15.6
  shareholders' equity
  Post-tax return on average     0.73          0.72         1.00        1.13
  assets
  Average shareholders'           4.8           5.8          6.6         7.2
  equity to average
  assets



* restated (see page F-67)

(1) Lloyds TSB Group does not have sufficient information to calculate US GAAP average balances on a monthly basis. Where applicable, these financial ratios have been based upon simple averages of the opening and closing balances.

                                 EXCHANGE RATES

     In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

                                    2003                                  2002

                   May    April     March     February       January   December
                                (US dollars per pound sterling)

  High            1.65    1.60      1.61       1.65           1.65        1.61
  Low             1.59    1.55      1.56       1.57           1.60        1.56

     For the years shown the averages of the US dollar Noon Buying Rates per pound sterling on the last day of each month were:


                            2002        2001      2000      1999      1998

                                     (US dollars per pound sterling)
   Average                  1.51        1.44       1.52      1.61      1.66

     On 18 June 2003, the latest practicable date, the US dollar Noon Buying Rate was $1.6798 = GBP1.00. Lloyds TSB Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

                                    BUSINESS

History and development of Lloyds TSB Group

     The history of Lloyds TSB Bank can be traced back to the 18th century when the banking partnership of Taylor and Lloyds was established in the UK. The early years of the 20th century were marked by many acquisitions and mergers, significantly expanding the number of banking offices in the UK. For much of the last 30 years Lloyds TSB Bank has also had an international exposure principally in New Zealand and Latin America. Lloyds TSB Bank expanded further in the late 1980's by the creation of the insurance-led group of Lloyds Abbey Life following the merger of five Lloyds TSB Bank businesses and Abbey Life Group plc, and in 1995 the business of Cheltenham and Gloucester Building Society was acquired.

     TSB Group plc became operational in 1986 when, following UK government legislation, the operations of four Trustee Savings Banks and other related companies were transferred to TSB Group plc and its new banking subsidiaries. By 1995, the TSB Group had, either through organic growth or acquisition, developed life and general insurance operations, investment management activities, a motor vehicle hire purchase and leasing operation, and an estate agency business to supplement its retail banking activities.

     In 1995, TSB Group plc merged with Lloyds TSB Bank. Under the terms of the merger, the TSB and Lloyds TSB Bank groups were combined under TSB Group plc, which was re-named Lloyds TSB Group plc. In 1999, the businesses, assets and liabilities of TSB Bank, the principal banking subsidiary of the TSB Group prior to the merger, and its subsidiary Hill Samuel Bank were vested in Lloyds TSB
Bank. In 2000, Lloyds TSB Group acquired Scottish Widows, for a total consideration of GBP5,947 million. This transaction positioned Lloyds TSB Group as one of the leading suppliers of long-term savings and protection products in the UK. The Lloyds TSB Group has remained in substantially this form since that time. For additional information on the Lloyds TSB Group see "Business Overview".

Management and resources

     Lloyds TSB Group recognises that it will create value for its shareholders if it creates value for its customers. Its constant aim is to meet the rapidly changing needs and expectations of its customers. Lloyds TSB Group believes that success depends upon service, consistency and commitment. Nothing is more important to Lloyds TSB Group's business than maintaining the trust and confidence of its customers and Lloyds TSB Group aims, wherever possible, to maintain long-term relationships with its customers. Lloyds TSB Group has an established code of business conduct which is published and available, on request, to the public. The policy defines the standards and values which are used to operate the business and covers Lloyds TSB Group's relationship with customers, suppliers, employees, the community, shareholders and competitors. The code is incorporated within procedures for each area of the business and has been communicated to all employees.

     Lloyds TSB Group operates in a marketplace which is continually changing. No organisation can successfully manage change without the support and commitment of its staff. The pace and scope of change will not diminish as competition in the financial services market continues to increase. Lloyds TSB Group recognises that it is the staff of the organisation who have delivered, and will continue to deliver, its success and considers that one of its greatest competitive advantages is the ability of its people to adapt to rapid and far reaching change. The knowledge and skills of Lloyds TSB Group's employees are a key element in its success and therefore it invests significantly in training, ensuring that it is accessible by everyone in the organisation.

     Lloyds TSB Group recognises that long-term success depends on the quality of its management. It is therefore committed to developing the potential of all managers; in particular ensuring that it has the succession management capability to meet future needs for top management. On 20 December 2002 Lloyds TSB Group announced that Eric Daniels, group executive director, UK Retail Banking, would succeed Peter Ellwood who retired as group chief executive on 31 May 2003, and that Peter Ayliffe, managing director, Personal Banking, would succeed Eric Daniels as group executive director, UK Retail Banking and join the Board. On 6 February 2003 it was announced that Steve Targett, formerly chief executive officer, Europe, for National Australia Group would succeed David Pritchard as group executive director, Wholesale and International Banking upon Mr Pritchard's retirement as an executive director on 16 April 2003. David Pritchard became deputy chairman replacing Alan Moore who retired from the Lloyds TSB Group on the same day. Also on 16 April 2003, the following non-executive directors left the Board: Kent Atkinson, Clive Butler and Sheila Forbes; and on 1 May 2003, Wolfgang Berndt and Angela Knight joined the Board as non-executive directors.

Strategy of Lloyds TSB Group

     The governing objective of Lloyds TSB Group is to maximise shareholder value over time. Lloyds TSB Group believes that this objective can only be achieved by having clear strategic aims, plans capable of translating strategy into shareholder value, and the determination and ability to implement and deliver those plans. Lloyds TSB Group plans to maximise shareholder value over time by a combination of organic growth and acquisitions, balancing short-term profit growth and investment in the future of the business to create sustainable long-term value for all its stakeholders.

     Lloyds TSB Group's three strategic aims are to be a leader in its chosen markets, to be the first choice for its customers and to reduce day-to-day operating costs to allow greater scope for investment in better products, enhanced service and multi-channel distribution.

* To be a leader in its chosen market Lloyds TSB Group aims to be a leader in its chosen markets as market leaders earn higher returns and create greater value. Lloyds TSB Group has pursued this aim by seeking opportunities to consolidate its position in businesses where it is already strong by a combination of organic growth and acquisitions and by divesting businesses in markets where it is not a leader and cannot aspire reasonably to leadership. The acquisition of Scottish Widows in March 2000 has greatly enhanced Lloyds TSB Group's market position in the life assurance market. Based on figures provided by the Association of British Insurers, Lloyds TSB Group's share of the UK life and pensions market in 1999 was 1.5 per cent, excluding Abbey Life. By September 2002, following the acquisition of Scottish Widows, this rose to 5.3 per cent. Within Asset Finance, Lloyds TSB Group has acquired Chartered Trust, First National Vehicle Holdings, Abbey National Vehicle Finance and the Dutton-Forshaw Group to enhance the Group's leading position in UK motor finance. In 1998, the acquisition of Countrywide Banking Corporation further strengthened Lloyds TSB Group's position in New Zealand; although, following approaches in 2003, Lloyds TSB Group is undertaking a strategic review so that potential offers for The National Bank of New Zealand, as well as retention of the business, can be considered. Lloyds TSB Group has also divested businesses such as Mortgage Express, International Factors, Black Horse Agencies, Schroder Munchmeyer Hengst & Co and Lloyds TSB Asset Management S.A. which were either duplicated or were in markets in which Lloyds TSB Group did not wish to become a leader.

* To be first choice for its customer Lloyds TSB Group aims to be first choice for its customers by understanding and meeting their needs more effectively than any of its competitors. Central to this objective is Lloyds TSB Group's Customer Relationship Management programme, which brings together all the customer information that Lloyds TSB Group holds so that it can build on its relationship with individual customers by providing them with products, services and access suited to their individual requirements. Lloyds TSB Group has continued to broaden its product range which, supported by the knowledge and expertise of its staff, ensures that the Lloyds TSB Group provides comprehensive financial solutions to meet the needs of all its customers. Lloyds TSB Group's multi-channel banking infrastructure, including internet and telephony services, means that it can provide its customers with significant options in terms of convenience and choice.

* To reduce day-to-day operating costs Reducing day-to-day operating costs allows Lloyds TSB Group greater scope for investment in products, enhanced service and multi-channel distribution. In February 2000 Lloyds TSB Group announced the commencement of a substantial medium-term efficiency programme to improve the Lloyds TSB Group's overall efficiency to support increasing levels of investment in the Lloyds TSB Group's businesses. The efficiency programme has been a major contributing factor to the net reduction in staff numbers during 2002 of 4,191, after adjusting for an additional 2,328 staff following a number of acquisitions, against a targeted reduction of 3,000. The major projects comprising the efficiency programme are now coming to an end, although the Lloyds TSB Group remains committed to strict cost control and, largely as a result of continuing efficiency initiatives, operating expenses in 2003, excluding the impact of acquisitions and operating lease depreciation, are expected to grow by no more than the rate of inflation.

     Lloyds TSB Group continues to develop new strategies which will leverage the strength of its brands and its multi-channel distribution capability, its enhanced understanding of what its customers want and its cost advantage to deliver greater value to customers.

     Lloyds TSB Group remains alert for opportunities to grow through acquisitions that complement its good organic strategies and help provide new opportunities for profitable growth, both in the UK and overseas. Whilst Lloyds TSB Group remains well placed to participate in cross-border consolidation with potential to create value by exploiting its retailing and cost management skills and its ability to manage change effectively, the prevailing stock market conditions appear to have slowed down the consolidation process, both in the UK and Europe. Lloyds TSB Group's proposed acquisition of Abbey National in 2001, which was blocked by the UK Competition Commission, signalled an end to large-scale consolidation within the UK by domestic participants.

Businesses and activities of Lloyds TSB Group

The main businesses and activities of Lloyds TSB Group's three segments are described below.


UK Retail Banking and Mortgages

     UK Retail Banking and Mortgages provided banking and financial services to some 15 million customers during 2002. With approximately 2,200 branches of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester at the end of 2002, Lloyds TSB Group provides comprehensive geographic branch coverage in England, Scotland and Wales. The profit before tax of UK Retail Banking and Mortgages in 2002 was GBP1,172 million.

UK Retail Banking

     Current accounts, savings and investment accounts, and consumer lending. The retail branches of Lloyds TSB Bank offer a broad range of branded products and Cheltenham & Gloucester provides retail investments through its branch network and a postal investment centre.

     Business banking. Small businesses were served by over 1,750 dedicated business managers based in some 450 locations throughout the UK at the end of 2002. Customers have access to a wide range of tailored business services ranging from traditional banking products through factoring, insurance and investments to non-financial solutions to their business problems such as Debtor Management service, providing legal support to help customers recover debts, and Prospect Finder, providing customers with a tailored list of potential customers for their business. Lloyds TSB Group is one of the leading banks for new business start-ups with around one in five opening accounts with Lloyds TSB Group.

     Card services. Lloyds TSB Group provides a range of card-based products and services, including credit and debit cards and card transaction processing services for retailers. Lloyds TSB Group is a member of both the VISA and MasterCard payment systems and is the third largest credit card issuer in the UK with a 10 per cent share of outstanding card balances at 31 December 2002.

     Cash machines. Lloyds TSB Group has one of the largest cash machine networks of any leading banking group in the UK and, at 31 December 2002, personal customers of Lloyds TSB Bank were able to withdraw cash, check balances and obtain mini statements through some 4,200 cashpoint machines at branches and external locations around the country. In addition, they had access to a further some 37,000 cash machines via LINK in the UK and to cash machines worldwide through the VISA and MasterCard networks.

     Telephone banking. Telephone Banking continues to grow and Lloyds TSB Group provides one of the largest telephony services in Europe, in terms of customer numbers. At the end of 2002, some 3.2 million customers had registered to use the services of PhoneBank and the automated voice response service PhoneBank Express. Lloyds TSB Group's telephone banking contact centres handled some 46 million calls during 2002.

     Internet banking. Internet Banking provides online banking facilities for personal and business customers and enables them to conduct their financial affairs without the need to use the branch network. Some 2 million customers have registered to use Lloyds TSB Group's internet banking services.

     UK Wealth Management. Private Banking provides a range of tailor-made wealth management services and products to individuals from 40 offices throughout the UK. In addition to asset management, these include tax and estate planning, executor and trustee services, deposit taking and lending, insurance and personal equity plan and individual savings account (ISA) products. At 31 December 2002, client funds under management totalled some GBP10,000 million. Lloyds TSB Stockbrokers undertakes retail stockbroking through its Sharedeal Direct telephone service.

Mortgages

     Cheltenham & Gloucester is Lloyds TSB Group's specialist residential mortgage provider, providing a range of mortgage products to personal customers through its own branches and those of Lloyds TSB Bank in England and Wales, as well as through the telephone, internet and postal service, C&G TeleDirect. Lloyds TSB Group also provides mortgages through Lloyds TSB Scotland and Scottish Widows Bank. Lloyds TSB Group is the third largest residential mortgage lender in the UK on the basis of outstanding balances, with mortgages outstanding at 31 December 2002 of GBP62,467 million, representing an estimated market share of 9.3 per cent.

Insurance and Investments

     The  operating  profit,   calculated  as  explained  under  "Operating  and
Financial Review and Prospects - Line of business information - Summary", of Insurance and Investments in 2002 was GBP1,231 million.

     Life assurance, pensions and investments. Scottish Widows is Lloyds TSB Group's specialist provider of life assurance, pensions and investment products, which are distributed through Lloyds TSB Bank's branch network, through independent financial advisors and directly via the telephone and the internet. Before its acquisition in 2000, Scottish Widows distributed life assurance, pensions and long-term savings products mainly through independent financial advisors. Following the acquisition, the Scottish Widows brand became the sole brand for Lloyds TSB Group's life, pensions, unit trust and other long-term savings products, and Lloyds TSB Group extended the brand's product range to Lloyds TSB Group's retail banking branch network.

     In common with other life assurance companies in the UK, the life and pensions business of each of the life assurance companies in the Lloyds TSB Group is written in a long-term business fund. The long-term business fund is divided into a With-Profits and a Non-Participating sub-fund.

     With-profits life and pensions products are written from the With-Profits Fund. The benefits accruing from these policies are designed to provide a smoothed return to policyholders who hold their policies to maturity through a mix of annual and final (or terminal) bonuses added to guaranteed basic benefits. The guarantees generally only apply on death or maturity. The actual bonuses declared will reflect the experience of the With-Profits Fund.

     Other life and pensions products are generally written from the Non-Participating sub-fund. Examples include unit-linked policies, annuities, term assurances and health insurance (under which a pre-determined amount of benefit is payable in the event of an insured event such as death). The benefits provided by such linked policies are wholly or partly determined by reference to a specific portfolio of assets known as unit-linked funds.

     General Insurance. Lloyds TSB General Insurance provides general insurance through the retail branches of Lloyds TSB Bank and Cheltenham & Gloucester, and through a direct telephone operation and the internet. Based on a survey conducted for Lloyds TSB Group, Lloyds TSB General Insurance had a new business market share of 12 per cent of the new household insurance market in 2002 (compared to 14 per cent in 2001). The new household insurance market is defined as those customers switching suppliers, taking out first ever policies and customers re-entering the household insurance market.

     Scottish Widows Investment Partnership. Scottish Widows Investment Partnership manages funds for Lloyds TSB Group's retail life, pensions and investment products. Clients also include corporate pension schemes, local authorities and other institutions in the UK and overseas. At 31 December 2002 funds under management amounted to some GBP70,000 million, compared to some GBP78,000 million a year earlier. The decline mainly reflects the lower stock market levels experienced in 2002.

Wholesale Markets and International Banking

Wholesale Markets

     The profit before tax of Wholesale Markets in 2002 was GBP626 million. Lloyds TSB Group's relationships with major UK and multinational companies, banks and institutions, and medium-sized UK businesses, together with its activities in financial markets, are managed through dedicated offices in the UK and a number of locations overseas, including New York.

     Treasury. Lloyds TSB Group is a leading participant in the Sterling money market. It is also active in currency money markets, foreign exchange markets and also in certain derivatives markets, primarily to meet the needs of customers. It also plays a central role in the funding, cash and liquidity management of Lloyds TSB Group.

     Corporate. Lloyds TSB Group provides a relationship banking, financial and advisory service to the corporate market place for customers with turnovers in excess of GBP2 million, along with access to specialists in a number of banking support areas, including financial institutions and trade finance, strategic asset finance including large value lease finance, structured finance, share registration, acquisition finance and capital markets. The Agricultural Mortgage Corporation provides long-term finance for the agricultural sector, and through Lloyds TSB Development Capital, venture capital finance is provided to developing companies.

     Asset Finance. Lloyds TSB Group's asset finance businesses provide individuals and companies with finance through leasing, hire purchase and contract hire packages. Hire purchase, or instalment credit, is a form of consumer financing where a customer takes possession of goods on payment of an initial deposit but the legal title to the goods does not pass to them until the agreed number of instalments have been paid and the option to purchase has been exercised. Through its invoice discounting and factoring subsidiary Lloyds TSB
Commercial Finance, Lloyds TSB Group provides working capital finance for customers by releasing to the customer up to 90 per cent of the value of their unpaid invoices, with the balance payable, after deduction of a service fee, once the invoices have been settled. Invoice discounting differs to factoring in that the customer retains control of the debt collection and the credit risk. Specialist personal lending, store credit, small/medium ticket leasing and the recently acquired Dutton-Forshaw motor dealership complete this group of businesses.

International Banking

The profit before tax of International Banking in 2002 was GBP379 million.

     New Zealand. The National Bank of New Zealand Limited ("NBNZ") was New Zealand's second largest bank measured by assets during 2002 and provides a wide range of banking services through some 160 retail branch outlets. NBNZ serves retail customers' needs for current and savings accounts, credit cards, consumer lending and home loans. NBNZ also has a substantial non-personal business providing working capital, term lending, trade finance and treasury services to the business and agricultural sector.

     Europe. Lloyds TSB Group has private banking operations for wealthy individuals outside their country of residence. The business is conducted through branches of Lloyds TSB Bank located in Switzerland, Luxembourg, Monaco and Gibraltar. There are also private and corporate banking operations in Belgium, Netherlands, Spain and France.

     Offshore banking. The Lloyds TSB Group's offshore banking operations comprise offices in the Channel Islands and Isle of Man, providing a full range of retail banking, private banking and financial services to overseas residents and islanders, together with deposit services offshore for UK residents.

     The Americas. Lloyds TSB Group has operated in the Americas for over 130 years and has offices in Brazil, Argentina, Colombia, Ecuador, Guatemala, Honduras, Panama, Paraguay and Uruguay. In addition Lloyds TSB Group has private banking and investment operations in the US. In Brazil, where Lloyds TSB Bank has a corporate banking operation, Lloyds TSB Group also owns Losango, a consumer lending operation providing three retail products: borrowing at the point of sale in stores, unsecured personal lending and borrowing to fund new and second-hand car purchases. The Losango lending business is mainly conducted through Banco Lloyds TSB S.A., a locally incorporated subsidiary of Lloyds TSB Bank. Lloyds TSB Bank also provides specialist banking and treasury products to corporate clients in Brazil. In Argentina where Lloyds TSB Bank has 36 branches and Colombia, where Lloyds TSB Bank's subsidiary Lloyds TSB Bank S.A. has 17 branches, Lloyds TSB Group provides corporate banking services, including trade finance, working capital loans, import finance, term deposits and money transmission. It also provides retail banking services through a network of branches, including current and savings accounts, credit cards, personal loans and mortgages.

     Middle East and Asia. There are banking operations in Hong Kong, Singapore, Tokyo, Malaysia and Dubai.

Recent developments

     Lloyds TSB Group issued a trading update on 23 June 2003, which made the following comments:

     Lloyds TSB Group expects to deliver a satisfactory trading performance for the half-year to 30 June 2003.

     At 31 March 2003 total Lloyds TSB Group loans and advances to customers were GBP138,640 million, an increase of 3 per cent in the first quarter of 2003. This increase largely reflected good quality growth in the Lloyds TSB Group's UK mortgage and credit card portfolios. Total Lloyds TSB Group risk weighted assets at 31 March 2003 were GBP125,659 million. Customer deposits totalled GBP120,535 million, an increase of 3.6 per cent in the first quarter of 2003, as a result of strong growth in current account balances and international deposits. The Lloyds TSB Group net interest margin for the first three months of 2003 was 3.05 per cent compared with a Lloyds TSB Group net interest margin of 3.16 per cent in the fourth quarter of 2002. The implementation of the remedies proposed in March 2002 by the Competition Commission's report, following its investigation into the supply of banking services to small and medium sized enterprises
(SMEs), reduced the Lloyds TSB Group net interest margin in the first quarter of 2003 by some 10 basis points.

     Despite a general slowdown in the growth of consumer credit in the UK, the Lloyds TSB Group continues to deliver good growth in mortgage and credit card lending and is growing market share in many of its key product areas, supported by the recent launch of a number of highly segmented, competitive and innovative product offers. Net new mortgage lending in the first quarter of 2003 was some GBP2,200 million, an estimated market share of 10.9 per cent, compared with some GBP700 million in the first quarter of 2002.

     Overall, weighted sales of life, pensions and unit trust products in the first five months of 2003 were at a similar level to the comparative period in 2002. By distribution channel, in the first five months of 2003, weighted sales of life, pensions and unit trusts via Independent Financial Advisors increased strongly by 37 per cent, against the same period in 2002, building on the strength of the Scottish Widows brand and its resources. By contrast, sales via the branch network remained subdued and fell by 26 per cent against the comparative period last year.

     Overall sales of general insurance products continue to perform well despite creditor insurance sales, in the first five months of 2003, being lower than the comparative period in 2002, as a result of the general slowdown in growth in personal loan lending.

     Strict control of the Lloyds TSB Group's costs has been maintained and the Lloyds TSB Group expects that its cost growth for 2003, excluding the impact of acquisitions and operating lease depreciation, will be less than the rate of inflation. In the first quarter of 2003 the impact of acquisitions added GBP51 million to the Lloyds TSB Group's cost base and operating lease depreciation was GBP52 million (first quarter 2002: GBP56 million).

     Overall asset quality remains satisfactory, with no material increase in the level of arrears or non-performing lending. As a result, the annualised charge for bad and doubtful debts in the first quarter of 2003, as a percentage of average lending, was lower than the 0.77 per cent charge as a percentage of average lending for the full year 2002.

     In May 2003 the Lloyds TSB Group agreed the sale of its French fund management and private banking businesses. A net loss of approximately GBP15 million will be included in the profit and loss account of Lloyds TSB Group for the half-year ending 30 June 2003. Following approaches, Lloyds TSB Group is considering its options relating to its subsidiary, The National Bank of New Zealand. The Lloyds TSB Group is undertaking a strategic review so that potential offers for The National Bank of New Zealand, as well as retention of the business, can be considered.

     During the first quarter of 2003 improved secondary bond market conditions have allowed the Lloyds TSB Group to reduce its Emerging Markets Debt portfolio. As a result, profits on bond sales, and mark-to-market gains in the first quarter of the year totalled some GBP90 million. This income was however partly offset by lower than expected 'other finance income' as the Lloyds TSB Group pension schemes' returns have been reduced by the effect of lower asset values. In the first quarter of 2003, other finance income totalled GBP8 million (first quarter 2002: GBP42 million). The increase in the FTSE All Share Index in the first five months of 2003 led to a positive investment variance of GBP58 million during that period.

     The Lloyds TSB Group continues to carry out, in conjunction with the regulator, its investigation into the appropriateness of certain sales of the Extra Income & Growth Plan, a stock market related investment product sold in 2000 and 2001. This investigation is expected to be completed within the next few months when the Lloyds TSB Group will be in a better position to quantify the financial effect. During the first quarter of 2003 there has also been an increase in the level of complaints relating to Lloyds TSB Group sales and performance of certain endowment based and long-term savings products. Whilst the Lloyds TSB Group maintains provisions for redress to policyholders in respect of past sales, further provisions and charges will arise in 2003 to cover these issues.

Properties

     As at 31 December 2002, Lloyds TSB Group occupied 3,617 properties in the UK. Of these, 849 were held as freeholds, 92 as long-term leaseholds and 2,676 as short-term leaseholds. The majority of these properties are retail branches and are widely distributed throughout England, Scotland and Wales. The most significant of these properties are Lloyds TSB Group's new head office in London, together with administrative buildings in Bristol, Gloucester and Edinburgh.

     In addition, Lloyds TSB Group owns, leases or uses under licence properties for business operations elsewhere in the world, principally in Argentina, Brazil, New Zealand, Spain and Switzerland.

     On 13 March 2002, Lloyds TSB Group disposed of its freehold head office, although it continued to occupy these premises until May 2003 when the move to its new head office building was completed. The new head office, which is held on a long leasehold, is also located within the City of London.

Legal actions

     Lloyds TSB Group is periodically subject to threatened or filed legal actions in the ordinary course of business. Lloyds TSB Group does not expect the final outcome of any legal proceedings currently known to it to have a material adverse effect on its consolidated results of operations or financial condition.

Guaranteed annuity options

     A guaranteed annuity option policy is a pension policy that provides a cash benefit at retirement age, which can be converted into an annuity at a specified minimum rate. When market rates fall below the specified minimum and policyholder funds are not expected to be sufficient to meet the excess cost of the annuity at retirement a provision is established. In 1998, a provision was made within Abbey Life for liabilities under certain unit-linked products with guaranteed annuity options written between the mid 1960s to the mid 1980s. Unit-linked insurance policies are insurance policies where the policyholder's premiums are used to buy units in a fund run by the insurer. At 31 December 2002 this provision was GBP111 million; Lloyds TSB Group is satisfied that this remains adequate.

     The implications of guaranteed annuity option contracts for the distribution of profits in the form of bonuses to with-profits policyholders were clarified by the House of Lords in its judgement in the guaranteed annuities case, Equitable Life vs. Hyman. The House of Lords ruled that a life company could not use its discretion to undermine or negate a contractual guaranteed annuity rate, and that the cost of funding such rates could not be met by guaranteed annuity option policyholders alone. After an extensive review of its existing practices carried out in the light of this judgement, Scottish Widows revised the way it calculates benefits for guaranteed annuity policies with effect from 1 February 2002. As a result of this change, the terminal bonuses for guaranteed annuity option policies were increased.

     Under the terms of the transfer of Scottish Widows' business, a separate memorandum account was created within the With Profits Fund called the Additional Account. This Account had a value at 31 December 2002 of approximately GBP1,500 million (2001: GBP1,700 million) and is available to meet any additional costs of providing guaranteed benefits on transferred policies, including guaranteed annuity option policies. The assets allocated to the Additional Account include certain hedge assets, which are intended to protect the With-Profits Fund against the consequences of a future fall in interest rates.

     The eventual cost of providing the enhanced benefits is dependent upon a number of factors, including in particular:

     * The proportion of policyholders with a guaranteed annuity option policy who choose to exercise their options;

     * The effect of future interest rate and mortality trends on the cost of annuities; and

     * The future investment performance of the With-Profits Fund.

     Having considered a range of possible outcomes, Lloyds TSB Group currently expects that the most likely outcome is that the balance in the Additional Account available for this purpose will be sufficient to meet the cost of the enhanced benefits payable to the guaranteed annuity option policyholders, as well as other contingencies. The cost of enhanced benefits, currently estimated to be approximately GBP1,100 million (2001: GBP1,400 million) on a net present value basis, will be paid out over many years as policies mature. In the event that the amount in the Additional Account proves, over time, to be insufficient, the shortfall will be met by Lloyds TSB Group. At this time, no provision is considered necessary for such risk.

Customer remediation payments

Redress to past purchasers of pension policies

     As a measure to reduce the burden on the state benefit system resulting from the increasing size of the retired population the government introduced, as part of the UK Income and Corporation Taxes Act 1988, legislation aimed at encouraging the working population to make their own private pension arrangements. For several years following the introduction of this legislation, insurance companies and intermediaries advised a large number of customers to set up private pension plans, often by transferring out of, or choosing not to join, occupational pension schemes offered by their employers. As a further way of relieving the possible pensions burden on the state, individuals had been given the option, by the government, to forego their entitlement to the earnings related element of state pension benefits - the State Earnings Related Pension Scheme ("SERPS") - in return for having part of their National Insurance contributions diverted into personal pension plans.

     During the early 1990s, the UK government and regulatory authorities became increasingly concerned that many of these customers had been given poor advice and that they would, in fact, have been in a better position if they had remained in, or joined, employer sponsored pension schemes. The regulator of the UK pension industry (then the Securities and Investments Board now the Financial Services Authority) carried out an industry-wide investigation into the conduct of business involving the transfer of pensions. The conclusion of this investigation was that a large number of customers had been poorly advised by insurance companies and intermediaries across the industry.

As a result of its investigation, the regulator established an action plan for the UK pensions industry to follow in reviewing all cases of possible misselling as described in the preceding paragraph and determining necessary compensation. For the purposes of this review, all relevant cases were segregated into two classes:

     * Phase 1 cases ("priority cases") - these were mainly cases where the customer had retired since taking out the private pension plan, was approaching retirement or had since died.

     * Phase 2 cases ("non-priority cases") - these cases primarily relate to younger customers who were not yet approaching their expected retirement dates.

     In February 2000, the regulator widened the scope of the review to encompass Free Standing Additional Voluntary Contributions ('FSAVC') business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who purchased these pensions instead of investing their money and any matching contributions from their employer in the Additional Voluntary Contributions ('AVC') scheme connected to their company's pension scheme may have been financially disadvantaged, due to not being properly informed of the benefits foregone from not investing in their AVC scheme.

     In common with a number of other banks and insurance companies, in January 1997 Lloyds TSB Bank was fined GBP325,000 by the Investment Management Regulatory Organisation Limited for regulatory breaches and failings in connection with the sale of personal pensions between April 1988 and July 1993. Lloyds TSB Group does not expect any further fines or regulatory investigations in connection with the regulator's action plan for reviewing cases of possible misselling.

     The most significant costs are the compensation of past purchasers of pensions. As the review of pension cases in Lloyds TSB Group has progressed, provisions have been established for the cost of compensation to past purchasers of pensions.

     Movements in the provisions established by the Lloyds TSB bancassurance business and Abbey Life over the last three years have been as follows:


                                                         2002     2001     2000
                                                         GBPm     GBPm     GBPm

Provision at 1 January                                    203      352      397
Accrual of interest on the provision                       17       20       26
Additional amounts provided                                40       70      100
Compensation paid                                        (223)    (238)    (173)
Phase 1 guarantees(1)                                       -       (1)       3
Phase 2 guarantees(1)                                       -        -       (1)

Provision at 31 December (2)                               37      203      352



(1) In some cases, rather than pay cash compensation directly into the customer's private pension plan, Lloyds TSB Group has guaranteed to 'top-up' the customer's pension income, on retirement, to the level that they would have received under the relevant occupational scheme. A separate provision for these amounts is carried in Lloyds TSB Group's balance sheet.

(2) This provision is included within the figure for the long-term assurance business attributable to the shareholder ("embedded value") in Lloyds TSB Group's balance sheet.

     At the beginning of 2000 a provision totalling GBP397 million was held in respect of Phase 1 and Phase 2 cases. This provision was calculated by making assumptions about the number of cases that would be identified during the review as requiring compensation and the estimated cost of the resulting payment. As the review has progressed greater experience has enabled management to refine these assumptions. The size of the provision has also been affected by the widening in the scope of the review to encompass certain parts of the FSAVC business and periodic revisions to the actuarial guidelines issued by the Financial Services Authority for the calculation of redress payments. Lower stock market levels have also had a significant impact on total redress costs as the cost of restitution into company pension schemes increases as personal pension fund values reduce. These factors have resulted in additional charges being made to the Lloyds TSB Group's profit and loss account of GBP100 million in 2000, GBP70 million in 2001 and GBP40 million in 2002.

     Following normal actuarial practice, each year the provision has also been increased to recognise the interest accruing upon the assets held to match the liability. This increase in the provision amounted to GBP17 million in 2002, GBP20 million in 2001 and GBP26 million in 2000, although there was no net effect on Lloyds TSB Group's profit and loss account.

     By 31 December 2002, Lloyds TSB Group had met the requirement of the Financial Services Authority to have completed the review and where appropriate issued offers of compensation to customers, except for those cases with mitigating circumstances. Lloyds TSB Group was satisfied as to the adequacy of the provision as at 31 December 2002.

     Before its acquisition in 2000, Scottish Widows mainly distributed its products through independent financial advisors and for this reason the liability of the business to pay redress to past purchasers of pension policies is less significant. At 31 December 2002 a provision of GBP5 million (2001:
GBP11 million) was held within the With-Profits Fund. The review has been completed and no further costs are anticipated. However in the event that this is not the case the cost will be met from assets held in the With-Profits Fund and will therefore have no financial impact upon Lloyds TSB Group.

Mortgage endowment and other savings products

     A current industry issue concerns the sale of life assurance products related to the repayment of residential mortgages ('mortgage endowments'). At sale, the premium is set at a level such that the projected benefits assured, including an estimate of growth over the life of the policy and allowing for an estimate of the expenses to be charged, will equal or exceed the mortgage debt. Falling investment returns have led to increased concern that the value of some of these policies will be less than the amount required to repay the mortgage. Certain customers have complained that this risk was not properly explained to them at the time of the sale.

     During 2002, a review was carried out in conjunction with the Financial Services Authority into past sales of mortgage endowment and other long-term savings products made by the Abbey Life sales force prior to its disposal by the Lloyds TSB Group in February 2000. As a result of this review, in December 2002 the Financial Services Authority fined Abbey Life GBP1 million for mortgage endowment misselling and other deficiencies in its compliance procedures and controls. A provision of GBP165 million has been established for the cost of compensation due to customers based upon assumptions as to the number of cases requiring redress and the estimated average cost. Lloyds TSB Group was satisfied with the adequacy of the provision at 31 December 2002.

     Other  complaints,   including  those  related  to  the  sale  of  mortgage
endowments by other parts of the Lloyds TSB Group, are dealt with on a case by case basis and where appropriate compensation is paid. Provision has been made, based upon the level of complaints, for the estimated cost of redress which at 31 December 2002 was not significant.

     Concerns have also been expressed over the appropriateness of sales of certain stock market related savings products. In this regard, Lloyds TSB Group is carrying out, in conjunction with the Financial Services Authority, an investigation into sales made in 2000 and 2001 of the Extra Income & Growth Plan. The Extra Income & Growth Plan is a term investment providing a fixed return either by way of quarterly income, annual income or a single payment at maturity. The capital repayment at maturity is linked to the performance of a basket of shares, selected from the FTSE 100. This investigation is expected to be completed during 2003.

Recent Developments

     Since the end of 2002, the Lloyds TSB Group has continued to carry out, in conjunction with the regulator, its investigation into the appropriateness of certain sales of the Extra Income & Growth Plan. This investigation is expected to be completed within the next few months when the Lloyds TSB Group will be in a better position to quantify the financial effect. During the first quarter of 2003 there has also been an increase in the level of complaints relating to sales and performance of mortgage endowments made by Lloyds TSB Group and other long-term savings products. In addition, in the light of further experience the Lloyds TSB Group has revised some of the assumptions used in the calculation of the cost of redress in the areas described above. As a result of these developments, and volatility in global stock markets, further provisions and charges will arise in 2003 to cover these issues.

Competitive environment

     General

     Lloyds TSB Group operates in a financial services world that is experiencing consolidation at both national and international levels. The last few years have seen the establishment of global players in the industry together with the beginnings of pan-European consolidation and considerable consolidation within the US. Product manufacture and support in markets such as credit cards, mortgages, savings and funds management will increasingly be driven on a global scale.

     Globalisation and developments in technology are significantly expanding Lloyds TSB Group's range of competitors, by removing many barriers to entry.
These new entrants are expected to put Lloyds TSB Group's margins under increasing pressure with products becoming increasingly simplified and standardised. Nonetheless, Lloyds TSB Group expects competition within the industry to continue to be partially based on service and relationships as well as price, particularly for core banking services. Furthermore, complex products such as pensions are expected to be more resistant to standardisation and selling across the internet. In addition, Lloyds TSB Group has significant strengths with which to counter the pressure on margins in its portfolio of powerful brands, its existing customer base, its distribution capability and its purchasing power.

     The UK

     Lloyds TSB Group's key markets are in the UK, predominantly in the retail sector, where the market for basic financial and banking services is relatively mature. The market for life and pensions and general insurance products has exhibited growth in a number of key sectors.

     The removal of regulatory and financial barriers in recent years has blurred the traditional financial services industry lines and allowed new competitors into the market. Lloyds TSB Group's competitors include all the major retail financial services and fund management companies operating in the UK. De-mutualised building societies which have become banks and life assurers which have entered the banking market have become direct competitors in the provision of banking products, whilst several UK banks have announced the launch of stand-alone internet banks to complement their existing services. In the mortgage market competitors include the traditional banks and building societies and new entrants to the market, with the market becoming increasingly competitive as both new entrants and incumbents endeavour to gain market share. Lloyds TSB Group's competitors in the credit card market again include both the traditional banks and new entrants, including overseas companies. In the last few years a large share of new business has been acquired by US and new UK competitors. In the provision of life, pensions and investments products Lloyds TSB Group has seen increased competition from new market entrants, such as traditional retailers, primarily in specialist areas. The fragmented nature of the life, pensions and investments market in the UK has resulted in some consolidation within the sector; government regulations on product charges and competitive pressures are likely to drive further consolidation as providers seek to achieve the benefits of economies of scale. In the general insurance sector, the market has seen significant consolidation amongst underwriters but continued fragmentation in distribution and an increasing number of new market entrants including both overseas insurers and direct operators.

     In addition to the challenging competitive environment, the UK financial services industry is characterised by recent government intervention and regulation. Lloyds TSB Group is currently facing over 120 potential legislative issues which may have an impact on its business, over half of which emanate from Europe as part of the Financial Services Action Plan or in the shape of EU social legislation. Many of the reviews instigated by the UK government into the financial services sector have been against a backdrop of increased consumerism, driven by support for open competition and a fair deal for the consumer.

     In 1998, the UK government commissioned an investigation into competition in the banking industry whose findings were published in March 2000. The investigation specifically examined the levels of innovation, competition and efficiency in various sub-markets within the industry. The investigation found that the small and medium-sized business market was not sufficiently competitive, with barriers to entry existing for new players. The provision of banking services to this sector was referred to the UK Competition Commission under the Fair Trading Act 1973 for a full competition inquiry.

     In pursuing its investigation, the UK Competition Commission provisionally decided to regard the small and medium-sized business market to be comprised of sole traders, firms and companies generating an annual turnover of up to GBP25 million. There are a number of operating units within Lloyds TSB Group engaged in the small and medium-sized business market, the largest of which is Business Banking. Business Banking provides services to those businesses with an annual turnover of less than GBP2 million and has a 19 per cent share of this market, based on research by NFO WorldGroup.

     On 14 March 2002, the Competition Commission's report into the competitiveness of banking for small and medium-sized enterprises (SME's) was published by the government. The Competition Commission concluded that a number of specific practices had the effect of restricting or distorting price competition between the main banks. Particular examples that were identified included the similarity of pricing structures and the fact that in general no interest is paid on current account balances; a pattern of differentiation in the charges made by the main banks, with free banking generally confined to certain categories of SME such as new start-ups or customers switching banks; and the use of negotiation for those considering switching. The Competition Commission also concluded that there were significant barriers to entry, in part caused by the lack of price competition, but also because of the unwillingness of SME's to change banks because of the perceived complexity. In the view of the Competition Commission the restriction and distortion of price competition has led to excessive prices and profits. The government has accepted in full the recommendations made by the Competition Commission. To remedy this situation one of the most significant proposals is that banks should offer any SME customer operating a current account in England and Wales, either:

     * a current account that pays interest of at least the Bank of England Base Rate, minus 2.5 per cent; or

     * a current account free of money transmission charges; or

     * a choice between the two.

     The principal behavioural remedies intended to reduce barriers to entry and expansion are measures to ensure fast error-free switching of accounts between banks. In addition, measures have been proposed limiting the bundling of services and improving market information and transparency.

     Lloyds TSB Group has introduced initiatives to address a number of these remedies, such as ease of switching and transparency of charging, either on its own initiative or via the Business Banking Code. The estimated annual cost to Lloyds TSB Group of implementing the Competition Commission's findings is likely to be in the region of GBP150 million.

     Other recent reviews into the Financial Services sector include:

     * The DeAnne Julius Banking Code Review aimed at improving services to bank customers, including the regulation of mortgage advice and the introduction of an independent reviewer to develop the Banking Code.

     * The Sandler Review into the UK's long-term retail savings industry which was commissioned to identify structural flaws in the financial services industry which might prevent customers from saving. The report's core recommendation is the introduction of simple regulated products with capped charges, restrictions on investment profile and the ability to exit on reasonable terms.

     * The Pickering Review of Pensions, published in July 2002, which focused on the simplification of the pensions framework. Core recommendations included a new Pensions Act to consolidate all existing pensions legislation; a new, more pro-active regulator; a more targeted approach to communicating with pension scheme members; and allowing employers to make membership of their occupational pension schemes a condition of employment.

     Lloyds TSB Group has always supported the principle of competition and agrees with the importance of building consumer confidence in financial services. Lloyds TSB Group has concerns about the introduction of price controls, which would be a barrier to entry and believes that voluntary codes, rather than statutory regulation, are in the best interests of consumers and competition.

     Other markets

     Lloyds TSB Group also operates in other countries, principally in New Zealand and Latin America, where it is exposed to different competitive pressures.

     Lloyds TSB Group operates in New Zealand through its wholly-owned subsidiary NBNZ. NBNZ's competitors principally comprise the major Australian banks each of which offers retail and wholesale products through branch networks and, more recently, over the telephone and internet. Consolidation in the Australian banking industry would, therefore, have a direct effect upon the competitive environment in New Zealand.

     Lloyds TSB Group has operated in the Americas for over 130 years and has offices in Brazil, Argentina, Colombia and seven other countries. The competitive environment in each country varies significantly where the number of players, both local and international, is substantially different. In Brazil there are over 200 banks, a third of which are either partially or wholly owned by foreign interests; in addition, there are a number of specialist consumer finance businesses. In Argentina and Colombia the competition is limited to a small number of domestic and foreign banks.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The results discussed below are not necessarily indicative of Lloyds TSB Group's results in future periods. The following information contains certain forward-looking statements. For a discussion of certain cautionary statements relating to forward-looking statements, see "Forward-Looking Statements".

     The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements and the related notes thereto included elsewhere in this annual report. For a discussion of the accounting policies used in the preparation of the Consolidated Financial Statements, see "Accounting policies" in Note 1 to the Consolidated Financial Statements. The Consolidated Financial Statements are prepared in accordance with UK GAAP, which varies in certain significant respects from US GAAP. A discussion of such differences and a reconciliation of certain UK GAAP amounts to US GAAP is included in Note 48 to the Consolidated Financial Statements.


                                TABLE OF CONTENTS

                                                                Page                                                          Page

Overview and trend information                                   18    Changes in net interest income - volume and
Critical accounting policies                                     18    rate analysis                                             47
Results of operations for 2002, 2001 and 2000                    20    Enterprise-wide risk management                           48
Economic profit                                                  30    Loan portfolio                                            53
Line of business information                                     31    Risk elements in the loan portfolio                       57
Future accounting developments                                   43    Market risk                                               60
UK GAAP compared with US GAAP                                    44    Insurance risk                                            63
Average balance sheet and net interest income                    45    Liquidity and capital resources                           67


Overview and trend information

     Lloyds TSB Group has operations in both the UK and overseas, however, its earnings are heavily dependent upon its domestic activities. In 2002, 81 per cent of Lloyds TSB Group's profit before tax was derived from its UK operations. The state of the UK economy, therefore, has significant implications for the way in which the Lloyds TSB Group runs its business and its performance.

     Although the UK economy has avoided recession, performance across different sectors has been varied with growth in the services sector reflecting strong domestic demand tempered by recession in the manufacturing sector, largely caused by the strength of sterling and weak overseas demand. The level of indebtedness of the UK corporate sector has started to reduce. However, profit growth is expected to remain sluggish and if interest rates start to increase there may be an effect upon the level of corporate failures. Low interest rates, low unemployment and low inflation have helped drive strong growth in the UK residential housing market and an increase in consumer borrowing, which has allowed a rise in savings flows without having a significant effect upon spending patterns. However, there are now indications that the growth in the housing market is starting to slow which would have an effect upon future levels of growth in customer lending and deposits.

     Within the UK banking businesses of the Lloyds TSB Group there has been continued growth in personal, mortgage and corporate lending and a steady increase in savings balances. The arrears position in the personal lending and mortgage portfolios has remained stable, although there has been an increased bad debt charge against corporate exposures to certain sectors of the UK economy which are experiencing a slowdown in economic growth. However, the low interest rate environment has also resulted in a lower net interest margin as the full effect of base rate reductions has not been reflected in the rates of interest paid on deposit accounts and the benefit of low and interest free current accounts has been reduced.

     The continued fall in the level of the stock market in the UK has had a significant effect upon the Lloyds TSB Group's insurance and investment businesses. There has been a marked reduction in customer demand for equity based savings products and significant losses have been incurred following a fall in the value of the investments held to support the long-term assurance business. Although steps have been taken to reduce Lloyds TSB Group's exposure to further reductions in equity market levels, the future performance of this business is, to a certain extent, dependent upon a recovery in these markets.

     Overseas, the benign economic conditions in New Zealand contributed to a 16 per cent increase in local currency profits as a result of strong lending growth; in sterling terms the increase in profit was 32 per cent. However, the economic situation in Latin America remains uncertain. Since the October presidential election in Brazil the economic situation has somewhat stabilised. The Lloyds TSB Group reduced its total exposure to Brazil, net of provisions, to some GBP1,900 million during 2002 from some GBP3,300 million at the end of 2001, largely from not replacing maturing government bonds. Economic activity in Brazil has remained reasonably robust, and this relative strength in the local economy, in conjunction with the significant International Monetary Fund support package which the newly elected president and incoming government have indicated they will support, should alleviate current concerns about the Brazilian economy. The economic situation in Argentina continues to be difficult and the outlook is likely to remain uncertain during 2003. Lloyds TSB Group's total exposure to Argentina at the end of 2002 had reduced to some GBP190 million net of provisions and charges, compared to GBP610 million at the end of 2001.

     See also "Business - Competitive environment"

Critical accounting policies

     Introduction

     The results of Lloyds TSB Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its Consolidated Financial Statements. The accounting policies used in the preparation of the Consolidated Financial Statements are set out in Note 1 to the Consolidated Financial Statements. In preparing the accounts, the directors are required to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. Where UK GAAP allows a choice of policy, Financial Reporting Standard 18 'Accounting Policies' requires Lloyds TSB Group to adopt those policies judged to be most appropriate to its particular circumstances for the purpose of giving a true and fair view.

     In its 2002 Consolidated Financial Statements Lloyds TSB Group adopted fully the accounting requirements of Financial Reporting Standard 17 "Retirement Benefits" although the UK Accounting Standards Board has deferred mandatory adoption until 2005. Implementation of this accounting standard has had a significant effect on the results of the Lloyds TSB Group, which is explained further in Notes 1 and 43 of the Consolidated Financial Statements.

     The accounting policies that are deemed critical to the Lloyds TSB Group's results and financial position, based upon materiality and significant judgement and estimates, are discussed below.

     Provisions for bad and doubtful debts

     In circumstances where there is significant doubt over the recoverability of specific loans and advances, provisions are made to reduce the carrying value of those advances to their expected ultimate net realisable value. The methodology used to calculate the required provision varies according to the type of lending portfolio. For portfolios of smaller balance homogenous loans, such as residential mortgages, personal loans and credit card balances, specific provisions are calculated using formulae which take into account factors such as the length of time that the customer's account has been delinquent, historic loss rates and the value of any collateral held. The variables used in the formulae are kept under regular review to ensure that as far as possible they reflect the current economic circumstances, although actual experience may differ from that assumed.

     For the Lloyds TSB Group's other lending portfolios, provisions are calculated on a case-by-case basis having regard to expected future cash flows including those arising from the realisation of collateral. The determination of these provisions often requires the exercise of considerable judgment by management involving matters such as future economic conditions and the resulting trading performance of the customer and the value of collateral, for which there may not be a readily accessible market. As a result these provisions can be subject to significant variation as time progresses and the circumstances of the customer become clearer.

     The Lloyds TSB Group also maintains a general provision to cover latent bad and doubtful debts which are present in any portfolio of advances but which have not been specifically identified. The calculation of the general provision requires a significant amount of judgement to assess the level of losses inherent in the portfolio and is based upon factors such as the level of watchlist or potential problem debt, the propensity for such debt to become impaired and historical loss rates. The general provision is reviewed on a regular basis to ensure that it remains appropriate in prevailing economic conditions and in the light of the perceived level of credit risk within the lending portfolios.

     Goodwill impairment

     Lloyds TSB Group reviews the goodwill arising on the acquisition of subsidiary undertakings when events or changes in economic circumstances indicate that impairment may have taken place and at the end of the first full year after an acquisition. In addition, since the goodwill arising on the acquisition of Scottish Widows is considered to have an indefinite useful life, because of the strength of the brand and the position of the business as one of the leading providers of life, pensions, unit trust and fund management products, and is therefore not amortised, the Lloyds TSB Group is required under UK GAAP to perform an annual review to determine whether an impairment has occurred.

     The impairment review is performed by projecting future cash flows, excluding finance and tax, based upon budgets and plans and making prudent assumptions about longer term rates of growth and discounting these using a rate approximating to the Group's weighted average cost of capital. If the present value of the projected cash flows is less than the carrying value of the underlying net assets and related goodwill an impairment has occurred and a charge would be made to the profit and loss account. This calculation requires the exercise of significant judgment by management; if the estimates made prove to be incorrect or changes in Scottish Widows' performance affect the amount and timing of future cash flows, the goodwill may become impaired in future periods.

     Embedded value

     Lloyds TSB Group accounts for the value of the shareholder's interest in the long-term assurance business using the embedded value basis of accounting, which is UK GAAP for banking groups owning life assurance operations. The embedded value is comprised of the net tangible assets of the life assurance subsidiaries and the present value of the in-force business, which is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date and discounting the result at a rate which reflects the shareholder's overall risk premium.

     Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and investment expenses. Surpluses are projected by making assumptions about future experience, having regard to both actual experience and forecast long-term economic trends. Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in-force business. In Note 29 of the Consolidated Financial Statements the effect of theoretical changes in the principal economic assumptions upon the embedded value included in the balance sheet and new business income is set out.

     The value of the in-force business could also be affected by changes in the amounts and timing of other net cash flows, principally annual management charges and other fees levied upon the policyholders, which are reflected in the profit and loss account using unsmoothed fund values. In addition, to the extent that actual experience is different from that assumed, the effect will be recognised in the profit and loss account for the period. The effect of changes in the underlying assumptions and variations between actual and assumed experience on the results of the current and prior periods are disclosed in Note 29 in the Consolidated Financial Statements.

Results of operations - 2002 compared with 2001 and 2001 compared with 2000 Summary


                                                        2002       2001*   2000*
                                                        GBPm       GBPm     GBPm

Net interest income                                   5,171      4,922    4,587
Other finance income                                    165        307      424
Other income                                          3,542      3,660    3,765

Total income                                          8,878      8,889    8,776
Operating expenses                                   (4,915)    (4,776)  (4,279)

Trading surplus                                       3,963      4,113    4,497
General insurance claims                               (229)      (174)    (142)
Provisions for bad and doubtful debts                (1,029)      (747)    (541)
Amounts written off fixed asset investments             (87)       (60)     (32)

Operating profit                                      2,618      3,132    3,782
Income from joint ventures                              (11)       (10)       3
Profit on sale of businesses                              -         39        -

Profit on ordinary activities before tax              2,607      3,161    3,785
Tax on profit on ordinary activities                   (764)      (875)  (1,082)

Profit on ordinary activities after tax               1,843      2,286    2,703
Minority interests - equity                             (19)       (17)     (13)
                   - non-equity                         (43)       (40)     (36)

Profit attributable to shareholders                   1,781      2,229    2,654

Economic profit(1)                                      821      1,119    1,524



* Figures for 2001 and 2000 have been restated to reflect changes in accounting policy and presentation adopted in 2002; for further details see Note 1 to the Consolidated Financial Statements.

(1) Lloyds TSB Group defines economic profit as the earnings on the equity invested in the business less a notional charge for the cost of the equity invested in that business. See "- Economic Profit".

     2002 compared with 2001

     In 2002, Lloyds TSB Group's profit before tax decreased by GBP554 million, or 18 per cent, to GBP2,607 million from GBP3,161 million in 2001. Profit attributable to shareholders was 20 per cent lower at GBP1,781 million and earnings per share decreased by 21 per cent to 32.0p. Shareholders' equity decreased by GBP2,384 million to GBP7,972 million following a reduction of GBP2,331 million in the value of the Group's pension schemes, largely caused by the significant fall in equity market values. The post-tax return on average shareholders' equity was 16.7 per cent, compared to 18.1 per cent in 2001. Economic profit decreased by 27 per cent to GBP821 million. The post-tax return on average assets was 0.93 per cent, and the post-tax return on average risk-weighted assets was 1.61 per cent.

     Total income was GBP11 million lower at GBP8,878 million, compared to GBP8,889 million in 2001. Lloyds TSB Group's net interest income increased by GBP249 million, or 5 per cent, to GBP5,171 million. Average interest-earning assets increased by GBP16,873 million, or 12 per cent, to GBP161,818 million, adding GBP655 million to net interest income. In the UK, average personal lending and mortgage balances increased by GBP6,732 million driven by the strong residential housing market and the low interest rate environment; wholesale balances were GBP7,195 million higher with increased corporate term and money market lending and a number of new structured finance transactions. Average balances overseas increased by GBP3,215 million, with the majority of the growth being in New Zealand reflecting a strengthening exchange rate and increased mortgage and agricultural lending. The effect of this volume growth was partly offset by a 20 basis point fall in the net interest margin, reducing net interest income by GBP290 million, reflecting the reduced benefits accruing from the Lloyds TSB Group's low interest and interest-free liabilities and a change in mix toward finer margin products. Adverse exchange movements reduced net interest income by GBP116 million.

     Other finance income, at GBP165 million, was down GBP142 million, or 46 per cent, from GBP307 million in 2001. The expected return on pension scheme assets was GBP27 million lower, reflecting the lower market value of scheme assets at the start of 2002, as a result of stock market conditions. The interest charge in respect of the unwinding of the discount on scheme liabilities was GBP115 million higher, due to the increased level of scheme liabilities at the start of 2002 mainly reflecting the greater longevity of the members of the schemes.

     Other income was GBP118 million, or 3 per cent, lower at GBP3,542 million compared to GBP3,660 million in 2001. Income from long-term assurance business was GBP274 million lower, mainly as a result of the depressed stock market conditions reducing the returns from the investments supporting the life funds and the capitalised value of annual management charges, together with a GBP135 million increase in provisions for redress to past purchasers of endowment and pension products. There was also a charge of GBP57 million to reflect the implementation of revised mortality assumptions. Dealing profits were GBP45 million lower, largely as a result of less favourable market conditions. These factors more than offset an increase in net fees and commissions receivable which were GBP88 million higher. Growth in general insurance broking income and income from credit and debit cards was only partly offset by reduced levels of stock market related fees. General insurance premium income was GBP58 million higher and other operating income increased by GBP55 million as reductions in venture capital gains and profits from sale and leasebacks of premises were more that offset by increased operating lease rental income, mainly reflecting the impact of acquisitions during the year.

     Operating expenses were GBP139 million, or 3 per cent, higher at GBP4,915 million compared to GBP4,776 million in 2001. Administrative expenses were GBP12 million lower than in 2001. Staff costs reduced by GBP36 million as the benefits of reductions in staff numbers and lower levels of pension scheme augmentation costs more than offset the impact of acquisitions, the annual pay review and increased severance costs. Premises and equipment costs were GBP26 million higher as a result of increased rental costs and repairs and maintenance expenditure. Depreciation was GBP131 million higher, largely reflecting a GBP95 million increase in respect of operating lease assets as a result of acquisitions and organic growth in the Lloyds TSB Group's existing businesses. Goodwill amortisation was GBP20 million higher. The efficiency ratio increased to 55.4 per cent from 53.7 per cent.

     General insurance claims increased by GBP55 million, or 32 per cent, to GBP229 million, reflecting volume related increases in property claims and a higher level of weather and flood related insurance claims.

     The charge for bad and doubtful debts was 38 per cent higher at GBP1,029 million compared with GBP747 million in 2001. In UK Retail Banking and Mortgages the provisions charge increased by GBP148 million, or 36 per cent, to GBP563 million, largely as a result of volume related asset growth in the personal loan and credit card portfolios, which grew by 15 per cent and 27 per cent respectively and the non-recurrence of one-off releases recognised in 2001. In Wholesale Markets and International Banking the provisions charge increased by GBP135 million to GBP473 million. Provisions against the corporate lending portfolio increased by GBP145 million as a result of a small number of large provisions against certain US customers following the discovery of accounting or other operational irregularities and higher provisions against exposures in specific sectors of the UK economy which are now starting to experience a slowdown in activity. Within International Banking provisions fell mainly as a result of lower specific provisions in Losango, Lloyds TSB Group's consumer finance business in Brazil, largely reflecting exchange rate movements. The general provision held against the Lloyds TSB Group's exposure to Argentina was increased by GBP50 million, compared to a charge of GBP55 million in 2001.

     Amounts written off fixed asset investments increased by GBP27 million, or 45 per cent, to GBP87 million in 2002, compared to GBP60 million in 2001. There was a GBP21 million write down following operating irregularities on one specific securitisation issue and a GBP21 million increase in the charge in respect of the venture capital business in the UK, reflecting portfolio growth. These increases were partly offset by a GBP15 million reduction in the charge in respect of Argentine government debt.

     In 2001, a profit of GBP39 million arose on the sale of the Lloyds TSB Group's Brazilian fund management and private banking businesses.

     At the end of 2002, the total capital ratio increased to 9.6 per cent as new issues of tier 1 and tier 2 capital instruments during the year more than offset the effect of a GBP14,550 million, or 13 per cent, increase in risk weighted assets to GBP122,411 million, from GBP107,861 million at the end of 2001. Balance sheet assets increased by GBP16,965 million, or 7 per cent, to GBP252,758 million. Loans and advances to customers increased by GBP11,539 million, mainly reflecting growth in UK mortgage and personal period end lending balances, which increased by GBP8,036 million, and growth of GBP2,012 million in New Zealand. Debt securities were GBP5,089 million higher due to further growth in the Lloyds TSB Group's asset-backed portfolio.

     2001 compared with 2000

     Profit on ordinary activities before tax fell by GBP624 million or 16 per cent to GBP3,161 million from GBP3,785 million, driven by a reduction in income from Lloyds TSB Group's insurance businesses caused by the overall fall in stock market values. Shareholders' equity fell by 13 per cent and earnings per share fell by 17 per cent to 40.3p. The post-tax return on average shareholders' equity was 18.1 per cent.

     Total income grew by GBP113 million, or 1 per cent, from GBP8,776 million in 2000 to GBP8,889 million in 2001. Net interest income increased by GBP335 million, or 7 per cent, from GBP4,587 million to GBP4,922 million, although after adjusting for the effect of the inclusion of a full year's funding cost relating to the acquisition of Scottish Widows in March 2000, there was an underlying growth of GBP437 million or 9 per cent. Average interest earning assets increased by GBP13,923 million or 11 per cent to GBP144,945 million. Most of this growth was in the UK where average interest earning assets grew by GBP10,670 million; personal lending and mortgage balances grew by GBP6,139 million and corporate balances increased by GBP4,628 million. Overseas average interest earning assets increased by GBP3,253 million with growth in New Zealand and Brazil. The effect of this growth was partly offset by a 6 basis point fall in the underlying net interest margin reflecting the increasingly competitive operating conditions and a lower contribution from interest-free liabilities, caused by the lower interest rate environment.

     Other finance income decreased by GBP117 million or 28 per cent from GBP424 million in 2000 to GBP307 million in 2001. The decrease reflects a lower level of assets held in Lloyds TSB Group's defined benefit pension schemes at the start of 2001, coupled with lower expectations for market returns during the year.

     Other income in 2001 fell by GBP105 million, or 3 per cent, from GBP3,765 million to GBP3,660 million. Income from long-term assurance business fell by GBP472 million as a 15 per cent fall in the FTSE All-Share index during the year caused a sharp reduction in the earnings from the investments held to support Lloyds TSB Group's life and general insurance activities. This was partly offset by a GBP272 million improvement in other operating income caused mainly by an increase of GBP178 million in operating lease rental income, reflecting both the inclusion of Chartered Trust for the full year and underlying volume growth, and profits of GBP57 million from the sale and leaseback of branch and head office premises. There was an increase in net fees and commissions receivable, after deducting fees and commissions payable, of GBP31 million, dealing profits increased by GBP35 million and premium income from the general insurance underwriting business grew by GBP29 million.

     Operating expenses in 2001 increased by GBP497 million, or 12 per cent to GBP4,776 million from GBP4,279 million. The efficiency ratio increased from 48.8 per cent to 53.7 per cent. Of this increase, GBP145 million was due to the inclusion of Scottish Widows and Chartered Trust for a full year, the remainder of the growth was due to increased business development expenditure including increased staff and other costs supporting the improvement in retail banking sales volumes achieved during the year, together with costs of GBP82 million relating to benefit improvements in Lloyds TSB Group's pension schemes.

     The total charge in respect of bad and doubtful debt provisions increased by GBP206 million or 38 per cent to GBP747 million from GBP541 million, although this was adversely affected by an increase in the general provision of GBP55 million in respect of Lloyds TSB Group's exposures in Argentina. The charge for bad and doubtful debts attributable to UK operations grew by GBP144 million to GBP570 million partly reflecting the inclusion of Chartered Trust for a full year, but also as a result of an GBP83 million increase in the charge against the retail banking and mortgages portfolio due to the growth in the level of outstanding balances and partly as a result of a one-off benefit of GBP42 million in 2000. Provisions against the corporate and commercial lending portfolios also increased as provisions were required against a small number of large exposures. Overseas provisions, excluding the general provision in respect of Argentina, increased by GBP7 million as higher charges in Uruguay, Dubai and the Netherlands more than offset improvements in Colombia and New Zealand.

     Amounts written off fixed asset investments increased by GBP28 million, or 88 per cent, from GBP32 million to GBP60 million. In 2001 Lloyds TSB Group provided GBP45 million against the carrying value of its holding of Argentine government bonds as a result of the deterioration in the economic environment in that country. The 2000 results included a provision of GBP18 million against Lloyds TSB Group's holding of Ecuadorian bonds.

     The profit on sale of business of GBP39 million arose as a result of the sale of Lloyds TSB Group's Brazilian fund management and private banking business including its subsidiary, Lloyds TSB Asset Management S.A., to Banco Itau S.A. The sale of this business did not affect Lloyds TSB Group's other Brazilian businesses.

     At 31 December 2001, the total capital ratio was 8.8 per cent and the tier 1 capital ratio was reduced to 7.8 per cent, reflecting a 16 per cent growth in risk-weighted assets from GBP93,211 million to GBP107,861 million. Balance sheet assets grew by GBP15,121 million, or 7 per cent, from GBP220,672 million to GBP235,793 million. Loans and advances to customers increased by GBP8,503 million, or 7 per cent mainly as a result of growth in UK mortgage and personal lending, which increased by GBP5,565 million, and higher levels of corporate and commercial lending. Debt securities increased by GBP9,620 million due to higher year-end liquidity requirements and a number of new structured finance transactions which result in lower cost funding for the Group.

     Net interest income

The yields, spreads and margins in the table below are those relating to the banking business only.


                                                  2002        2001         2000

Lloyds TSB Group:
Net interest income GBPm                         5,171       4,922        4,587
Average interest-earning assets GBPm           161,818     144,945      131,022
Average rates
Gross yield on interest-earning assets%(1)        6.52        7.84         8.44
Interest spread %(2)                              2.94        3.00         2.98
Net interest margin %(3)                          3.20        3.40         3.50
Domestic:(4)
Net interest income GBPm                         4,425       4,202        3,956
Average interest-earning assets GBPm           134,902     121,244      110,574
Average rates
Gross yield on interest-earning assets %(1)       6.10        7.38         8.07
Interest spread %(2)                              3.08        3.11         3.06
Net interest margin %(3)                          3.28        3.47         3.58
International:(4)
Net interest income GBPm                           746         720          631
Average interest-earning assets GBPm            26,916      23,701       20,448
Average rates
Gross yield on interest-earning assets %(1)       8.63       10.19        10.40
Interest spread %(2)                              2.12        2.43         2.58
Net interest margin %(3)                          2.77        3.04         3.09


(1) Gross yield is the rate of interest earned on average interest-earning assets.

(2) Lloyds TSB Group interest spread is the difference between the rate of interest earned on total average interest-earning assets and the rate of interest paid on total average interest-bearing liabilities. The domestic interest spread is the difference between the rate of interest earned on domestic average interest-earning assets and the rate of interest paid on domestic average interest-bearing liabilities. The international interest spread is the difference between the rate of interest earned on international average interest-earning assets and the rate of interest paid on international average interest-bearing liabilities.

(3) The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

(4) The analysis of net interest income by domestic and international operations shown above is based on the location of the office recording the transaction, except for lending by the international business booked in London.

     2002 compared with 2001

     Lloyds TSB Group net interest income increased by GBP249 million, or 5 per cent, to GBP5,171 million, representing 58 per cent of total income compared to 55 per cent in 2001. Average interest-earning assets increased by GBP16,873 million, or 12 per cent, to GBP161,818 million, adding GBP655 million to net interest income. Within UK Retail Banking and Mortgages, continued strong growth lead to increases of GBP2,251 million in average personal lending and credit card balances and GBP4,481 million in average mortgage balances. Within Wholesale Markets and International Banking, average interest-earning assets increased by GBP10,352 million, reflecting growth in corporate and money market lending and increased volumes of structured finance products. Overseas, growth in balances in New Zealand was partly offset by reductions in Latin America as exchange rates have weakened and the Lloyds TSB Group's exposures to Brazil and Argentina have been reduced.

     The net interest margin fell by 20 basis points to 3.20 per cent from 3.40 per cent in 2001, reducing net interest income by GBP290 million. Reductions in interest rates in the UK in the second half of 2001 have resulted in a reduced benefit from Lloyds TSB Group's low interest rate deposits and interest-free liabilities. There has also been a continuing shift in the mix of average interest-earning assets towards high quality, but finer margin, corporate and wholesale lending. Adverse exchange rate movements, principally in Latin America, reduced net interest income by GBP116 million.

     Domestic net interest income increased by GBP223 million, or 5 per cent, to GBP4,425 million. This represents 86 per cent of consolidated net interest income. Average interest-earning assets increased by GBP13,658 million, or 11 per cent, to GBP134,902 million, adding GBP449 million to net interest income. Average personal lending and mortgage balances grew by GBP6,732 million and wholesale balances increased by GBP7,195 million.

     The domestic net interest margin decreased by 19 basis points, reducing net interest income by GBP226 million, as a result of a reduction in the contribution of interest-free liabilities and the continuing shift in the mix of average interest-earning assets towards finer margin, corporate and wholesale lending. In UK Retail Banking and Mortgages there was a 4 basis point decrease in the net interest margin as an erosion in the mortgage margin was partly offset by a shift in the mix of retail business towards personal lending and credit cards. In Wholesale Markets there was an 18 basis point reduction caused by further growth in finer margin corporate lending.

     Net interest income from international operations increased by GBP26 million, or 4 per cent, to GBP746 million, representing 14 per cent of consolidated net interest income. In sterling terms, average interest-earning assets increased by GBP3,215 million, or 14 per cent, to GBP26,916 million, adding GBP206 million to net interest income. Average balances in New Zealand increased by GBP2,420 million reflecting both organic growth and positive exchange rate movements; growth in US structured finance and government guaranteed export credit transactions increased average interest-earning assets by a further GBP1,277 million. Balances in Latin America fell by GBP841 million as modest growth in local currency terms, principally in the Brazilian consumer finance business, was more than offset by the effect of exchange rate movements.

     The net interest margin from international operations reduced by 27 basis points, leading to a fall of GBP64 million in net interest income, as a result of lower margins in our Latin American and US structured finance businesses which more than offset an improved margin in New Zealand.

     2001 compared with 2000

     Lloyds TSB Group net interest income increased by GBP335 million, or 7 per cent, to GBP4,922 million, representing 55 per cent of total income compared to 52 per cent in 2000. After adjusting for the effect of funding the Scottish Widows purchase consideration for a full year in 2001 compared to only ten months in 2000, the underlying growth was GBP437 million, or 9 per cent. Average interest-earning assets increased by GBP13,923 million or 11 per cent to GBP144,945 million, adding GBP566 million to net interest income. Personal lending and mortgage balances in the UK grew by GBP6,139 million as Lloyds TSB Group sought to develop these portfolios prudently, but profitably. Within Wholesale Markets and International Banking, average interest earning assets increased by GBP7,902 million. The asset finance portfolio grew by GBP1,074 million, partly reflecting the inclusion of Chartered Trust for a full year and there was an increase of GBP4,628 million in corporate and commercial lending balances in the UK. There was also growth in structured finance balances in the UK and overseas.

     The net interest margin fell by 10 basis points, although after adjusting for the funding cost of Scottish Widows, there was an underlying reduction of 6 basis points reducing net interest income by GBP70 million. A lower interest rate environment in the UK resulted in a reduced contribution from Lloyds TSB Group's low interest rate and interest-free liabilities and this was coupled with lower margins earned on corporate and commercial and some personal lending balances, due to competitive pressures. These factors more than offset the benefits obtained from positive interest rate management within Lloyds TSB Group's treasury and central functions. Adverse exchange rate movements, mainly in Brazil, reduced net interest income by GBP59 million.

     Domestic net interest income in 2001 increased by GBP246 million, or 6 per cent, to GBP4,202 million, representing 85 per cent of consolidated net interest income. After adjusting for the effect of the inclusion of a full year's funding cost in respect of the Scottish Widows acquisition in March 2000, there was an underlying increase of GBP348 million. Average interest-earning assets increased by GBP10,670 million, or 10 per cent, to GBP121,244 million adding GBP401 million to net interest income. Personal lending and mortgage balances increased by GBP6,139 million and corporate and commercial balances increased by GBP4,628 million.

     The domestic net interest margin fell by 11 basis points reflecting the higher funding cost of Scottish Widows, which caused a reduction of 6 basis points. There was an underlying reduction of 5 basis points costing GBP53 million mainly as a result of a reduced contribution from low interest and interest-free liabilities due to the lower interest rate environment. The net interest margin on retail lending products fell 5 basis points and margins on corporate and commercial lending also reduced, although the margin earned on mortgage products was little changed.

     Net interest income from international operations increased by GBP89 million, or 14 per cent, to GBP720 million, representing 15 per cent of consolidated net interest income. Average interest-earning assets increased by 20 per cent on a local currency basis, but this was partly offset by the effect of exchange rate movements. In sterling terms, average interest-earning assets increased by GBP3,253 million, or 16 per cent, to GBP23,701 million adding GBP155 million to net interest income. Average interest-earning assets in Latin America increased by GBP592 million with growth in corporate and consumer lending in Brazil, and in New Zealand there was an increase of GBP574 million due to higher volumes of corporate and commercial lending. Overseas structured finance and government guaranteed export credit transactions resulted in a GBP1,932 million increase in average interest-earning assets. Adverse exchange rate movements, mainly in Brazil, reduced net interest income by GBP59 million.

     The net interest margin from international operations decreased by 5 basis points lowering net interest income by GBP7 million. Lower margins in Lloyds TSB Group's Latin American businesses more than offset small improvements in New Zealand and the benefits of lower funding costs for the overseas wholesale businesses.

     Other income



                                                        2002     2001    2000
                                                        GBPm     GBPm    GBPm

Fees and commissions receivable:
  UK current account fees                               579      573     629
  Other UK fees and commissions                       1,163    1,220   1,171
  Insurance broking                                     647      528     398
  Card services                                         414      332     304
  International fees and commissions                    250      269     266
                                                      3,053    2,922   2,768
Fees and commissions payable                           (645)    (602)   (479)
Dealing profits (before expenses):
  Foreign exchange trading income                       173      158     141
  Securities and other gains                             15       75      57
                                                        188      233     198
Income from long-term assurance business               (303)     (29)    443
General insurance premium income                        486      428     399
Other operating income                                  763      708     436

Total other income                                    3,542    3,660   3,765


     2002 compared with 2001

     Other income decreased by GBP118 million, or 3 per cent, to GBP3,542 million although after adjusting for the effect of acquisitions made during 2002 there was a reduction of GBP231 million or 6 per cent.

     Fees and commissions receivable increased by GBP131 million, or 4 per cent, to GBP3,053 million, mainly due to increases in income from insurance broking and card services. Insurance broking commission income increased by GBP119 million, with continued strong growth in creditor insurance products, reflecting the increased lending volumes in the branch network, and higher levels of retrospective commission income. Income from credit and debit card services increased by GBP82 million, mainly as a result of higher merchant service charges and fees. UK current account fee income rose by GBP6 million, reversing the downward trend experienced in recent years; a GBP37 million increase in fee income from added value current accounts more than offset a reduction in service charges following their partial withdrawal during 2001. This more than offset a reduction in other UK fees and commissions of GBP57 million, or 5 per cent, from GBP1,220 million to GBP1,163 million following a GBP59 million reduction in unit trust and asset management fees, as the continued fall in the level of stock markets during 2002 have reduced the level of funds under management and significantly reduced customer demand for equity based products. There was also a fall in the level of recharges to Goldfish Bank, Lloyds TSB Group's joint venture with Centrica plc, which were down GBP10 million, and a reduction of GBP6 million in income from the company registration business, as the exceptionally high levels of corporate transactions in 2001 were not repeated.

     Fees and commissions payable increased by GBP43 million, or 7 per cent, compared to 2001 as a result of higher reciprocity fees and an increase in package costs relating to a number of products. Commissions paid to motor dealers by the asset finance business also increased, in line with business volumes.

     Dealing profits decreased by GBP45 million, or 19 per cent, compared with 2001 as a result of a reduction of GBP60 million in gains from securities trading; there were reduced opportunities for the Lloyds TSB Group's London
Treasury department, due to less favourable market conditions, and losses resulting from the economic turmoil in Brazil. Foreign exchange trading income improved by GBP15 million as a result of an improved performance from Lloyds TSB Group's UK operations.

     Income from long-term assurance business decreased by GBP274 million however, excluding the effect of changes in the economic assumptions used in the embedded value calculation which in 2002 resulted in profits of GBP55 million and the impact of a GBP135 million increase in provisions for redress to past purchasers of endowment and pension products, income was GBP194 million lower. Falling stock markets have increased the losses from the investment portfolio supporting the long-term assurance funds by GBP46 million and reduced the capitalised value of annual management charges by a further GBP66 million. The expected return from existing business was GBP36 million lower, reflecting the lower value of in-force business at the start of the year as a result of the reduction in stock market levels during 2001. There was also a reduction of GBP55 million in benefits from experience variances and actuarial assumption changes, largely reflecting the implementation of revised actuarial mortality assumptions which resulted in a one-off cost of GBP57 million. Despite the difficult market conditions sales of life and pensions products grew, with an improved performance in the more profitable products. This resulted in a GBP9 million or 7 per cent increase in new business profitability, after taking distribution costs into account.

     Premium income from general insurance underwriting increased by GBP58 million, or 14 per cent, to GBP486 million compared to GBP428 million in 2001. There was growth of GBP69 million in premiums from home insurance products, reflecting successful cross-selling to Lloyds TSB Group's mortgage customers and the strength of the UK housing market. This has been partly offset by a further small decline in creditor insurance as this portfolio is now in run-off, following the outsourcing of the card protection book in 2000. Re-insurance premiums payable increased by GBP7 million following the decision to mitigate risks on policies with large sums assured.

     Other operating income increased by GBP55 million, or 8 per cent, to GBP763 million. Increases of GBP25 million in earnings on the sale and restructuring of emerging markets debt investments and GBP111 million in operating lease rentals, largely as a result of the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance, were offset by a GBP35 million reduction in the realisation of venture capital gains by Lloyds TSB Development Capital and a reduction of GBP25 million in profits on the sale and leaseback of premises.

     2001 compared with 2000

     Other income reduced by GBP105 million, or 3 per cent, to GBP3,660 million representing 41 per cent of total income. Excluding the impact of the Chartered Trust acquisition made in September 2000, other income fell by GBP231 million or 6 per cent.

     Fees and commissions receivable increased by GBP154 million, or 6 per cent, largely reflecting strong growth in income from insurance broking. Other UK fees and commissions increased by GBP49 million, or 4 per cent, from GBP1,171 million to GBP1,220 million mainly due to the inclusion in 2001 of fees earned by Chartered Trust which resulted in fee income from the Asset Finance business increasing by GBP45 million. There was a GBP26 million increase in fees from large corporate and factoring activity; and fee income from Lloyds TSB Group's share registration operation increased by GBP12 million. However, unit trust and asset management fees fell by GBP20 million and stockbroking income fell by GBP10 million, as a result of the substantial reduction in stock market activity in the second half of the year. Fees from the retail banking operations also fell following the withdrawal of ATM fees, which reduced income by GBP29 million, although this was partly offset by the inclusion of GBP22 million of recharges to Goldfish Bank, Lloyds TSB Group's joint venture with Centrica plc.

     Insurance broking commission income increased by GBP130 million, or 33 per cent, as a result of higher levels of creditor insurance sales which increased income by GBP98 million and growth in other major product lines. There was also a benefit of GBP30 million from a one-off change in broking commission arrangements. Income from credit and debit cards increased by GBP28 million, mainly as a result of higher merchant service charges and fees. However, UK current account fee income fell by GBP56 million; a GBP28 million increase in fee income from Added Value accounts was more than offset by a GBP51 million fall in unauthorised borrowing fees and a GBP40 million reduction in service charges, as part of the Group's programme to make its customer proposition more competitive.

     Fees and commissions payable increased by GBP123 million, or 26 per cent, compared to 2000 as a result of the impact of the Chartered Trust acquisition, higher reciprocity fees and an increase in package costs relating to a number of products.

     Dealing profits increased by GBP35 million, or 18 per cent, to GBP233 million, reflecting benefits from opportunities created from managing certain exposures arising within the Group's insurance businesses, an improved performance from the treasury operations in London and higher foreign exchange trading income from The National Bank of New Zealand.

     Income from long-term assurance business fell by GBP472 million from GBP443 million in 2000 to a loss of GBP29 million in 2001. Income from long-term assurance business in 2000 benefited from a change in the economic assumptions used to calculate the embedded value, which increased income by GBP127 million, although this was partly offset by a one-off charge of GBP80 million in respect of stakeholder pensions. Excluding these items there was an underlying decrease of GBP425 million.

     There was growth in new business, in part reflecting successful sales of Lloyds TSB Group's stakeholder pension product and a change in the mix of new business to more profitable regular premium business, which after distribution costs increased income by GBP47 million. There was a GBP27 million increase in the expected return from existing business reflecting the growth in the size of the in-force book and a GBP30 million reduction in provisions for redress to past purchasers of pension policies as the review nears its completion. However these factors were more than offset by a GBP529 million reduction in the earnings from the investments held to support the life assurance operations, which were GBP259 million lower, and the capitalised value of annual management charges, which was GBP270 million lower, both largely reflecting the decline in stock market values during the year.

     Premium income from insurance underwriting increased by GBP29 million, or 7 per cent, from GBP399 million to GBP428 million. This was due to higher home insurance sales during 2001, which increased by GBP53 million to GBP281 million reflecting the success of the home insurance product and improved cross-selling to Lloyds TSB Group's mortgage customers. This has more than offset a GBP16 million fall in income from creditor insurance, following the outsourcing of the card protection book to Norwich Union in 2000, and small reductions in income from other products.

     Other operating income increased to GBP708 million from GBP436 million in 2000 reflecting an increase in income from operating lease rentals, partly as a result of the acquisition of Chartered Trust, from GBP151 million in 2000 to GBP329 million in 2001. Other significant contributions to other operating income were the realisation of venture capital gains within Lloyds TSB Development Capital of GBP57 million, earnings on the sale and restructuring of emerging market investments of GBP109 million and GBP57 million profit on the sale and leaseback of premises.


  Operating expenses


                                                   2002         2001        2000
                                                   GBPm         GBPm        GBPm

Administrative expenses
Staff:
    Salaries and profit sharing                   1,758        1,776       1,644
    National insurance                              134          140         131
    Pensions                                        318          347         225
    Restructuring                                   105           69          85
    Other staff costs                               202          221         212

                                                  2,517        2,553       2,297
Premises and equipment:
    Rent and rates                                  280          261         247
    Hire of equipment                                18           18          26
    Repairs and maintenance                         131          115         115
    Other                                           114          123         112

                                                    543          517         500
Other expenses:
    Communications and external data processing     446          483         438
    Advertising and promotion                       147          154         180
    Professional fees                               113          110         159
    Other                                           448          409         319

                                                  1,154        1,156       1,096

Administrative expenses                           4,214        4,226       3,893
Depreciation                                        642          511         364
Amortisation of goodwill                             59           39          22

Total operating expenses                          4,915        4,776       4,279

Efficiency ratio (in %)                            55.4         53.7        48.8
Efficiency ratio (adjusted) (in %)(1)              50.3         49.0        47.9



(1) Excluding changes in economic assumptions and investment variance. (See "- Line of business information - Insurance and Investments")

     2002 compared with 2001

     Total operating expenses increased by GBP139 million, or 3 per cent, to GBP4,915 million compared to GBP4,776 million in 2001; acquisitions added GBP105 million to costs in 2002.

     Administrative expenses of GBP4,214 million in 2002 were GBP12 million lower than in 2001. Staff costs reduced by GBP36 million or 1 per cent. Salaries and profit sharing were GBP18 million lower as the impact of the annual pay review and the effect of acquisitions during the year were more than offset by the effect of an underlying reduction of 4,191 staff (full time equivalent) and lower levels of accruals for bonuses and profit related payments. Pension costs were GBP29 million lower as an increased current service cost, reflecting the impact of changes in the mortality assumptions made at the end of 2001, and higher costs relating to staff taking early retirement, were more than offset by the non-repetition of costs of GBP82 million incurred in 2001 in relation to benefit improvements. Severance costs were GBP36 million higher at GBP105 million, but other staff costs were GBP19 million lower, reflecting a GBP22 million reduction in agency staff costs.

     Premises and equipment costs were GBP26 million, or 5 per cent, higher as a result of higher rental costs on branch and head office premises, in part reflecting the sale and leaseback of a number of properties in 2001, and increased repairs and maintenance expenditure reflecting costs incurred in advance of vacating a number of central properties. This was partly offset by a reduction in other premises and equipment costs.

     Other expenses reduced by GBP2 million. Communications and external data processing costs were GBP37 million lower as a result of reduced levels of expenditure on the development of the Lloyds TSB Group's e-commerce and real-time banking systems. Other costs were GBP39 million higher, reflecting the impact of acquisitions and increased charges from iPSL, Lloyds TSB Group's clearings joint venture.

     Depreciation was GBP131 million, or 26 per cent, higher reflecting a GBP95 million increase in operating lease depreciation. Of this amount GBP33 million relates to the Lloyds TSB Group's existing operations, reflecting both organic growth and the non-repetition of a one-off benefit of GBP23 million recognised in 2001 in respect of certain ship leases, and GBP62 million relates to the businesses acquired during 2002. The remaining increase in the charge reflects the ongoing impact of the significant investment in computers, software and other equipment made by the Lloyds TSB Group in recent years. Goodwill amortisation increased by GBP20 million, reflecting the acquisitions made in the year.

     The efficiency ratio in 2002 was 55.4 per cent compared to 53.7 per cent in 2001.

     2001 compared with 2000

     Total operating expenses in 2001 increased by GBP497 million, or 12 per cent, to GBP4,776 million from GBP4,279 million in 2000. Of this growth in costs, GBP145 million was due to the acquisitions of Scottish Widows and Chartered Trust and GBP16 million to costs incurred in connection with the unsuccessful offer for Abbey National.

     Administrative expenses in 2001 increased by GBP333 million, or 9 per cent, from GBP3,893 million to GBP4,226 million. Staff costs grew by GBP256 million, or 11 per cent. There was a GBP132 million growth in salaries and profit sharing reflecting both the growth in staff numbers, the effect of the annual pay review, and the increased cost of incentive payments to customer facing staff. There was also a GBP122 million increase in pension costs, reflecting additional costs of GBP82 million as a result of benefit improvements in the Lloyds TSB Group's pension schemes, together with costs of GBP35 million in connection with staff taking early retirement.

     Premises and equipment costs increased by GBP17 million, or 3 per cent, principally due to higher rental costs on branch and head office properties and losses on the disposal of equipment which more than offset lower IT equipment hire costs. Other costs increased by GBP60 million. There was a GBP45 million growth in communications and external data processing costs to support the development of Lloyds TSB Group's e-commerce activities and real-time banking systems. Advertising and promotion expenses were GBP26 million lower, largely due to the non-repetition of the costs incurred in 2000 in relation to the merging of the Scottish Widows and Lloyds TSB brands. Professional fees were GBP49 million lower due to lower levels of consultancy and advisory fees related to efficiency programme projects, internet banking and the assimilation of Scottish Widows into the Lloyds TSB Group. There was a GBP23 million increase in charges made by iPSL, Lloyds TSB Group's new clearings joint venture, and a GBP19 million increase in operational losses, partly caused by a higher incidence of credit card fraud.

     Depreciation increased by GBP147 million, or 40 per cent. There was an increase of GBP95 million in the charge in respect of operating lease assets, following a reduction of GBP23 million in the depreciation charge on certain ship leases, of which GBP82 million was due to the acquisition of Chartered Trust. In addition, there was a GBP49 million increase in the depreciation charge in respect of equipment reflecting the impact of capital expenditure, in particular on IT equipment, during 2000. Goodwill amortisation increased by GBP17 million due to the amortisation of the goodwill arising on the acquisition of Chartered Trust.

     The efficiency ratio in 2001 was 53.7 per cent compared to 48.8 per cent in 2000.

     Charge for bad and doubtful debts


                                                          2002     2001     2000
                                                          GBPm     GBPm     GBPm

UK Retail Banking and Mortgages                           563      415      332
Wholesale Markets and International Banking               473      338      228
Central group items                                        (7)      (6)     (19)

Total charge                                            1,029      747      541

Specific provisions                                       965      736      547
General provisions                                         64       11       (6)

Total charge                                            1,029      747      541


Charge as % of average lending:                             %        %        %
Domestic                                                 0.70     0.54     0.45
International                                            1.28     1.10     0.80
Total charge                                             0.77     0.62     0.50

     2002 compared with 2001


     The total charge for bad and doubtful debts increased by GBP282 million, or 38 per cent, to GBP1,029 million from GBP747 million in 2001. In UK Retail Banking and Mortgages the provisions charge increased by GBP148 million, from GBP415 million in 2001, to GBP563 million, as a result of asset growth in the personal loan and credit card portfolios and a lower level of recoveries and releases, following the non-recurrence of the release of surplus provisions in 2001.

     In Wholesale Markets and International Banking the provisions charge increased by GBP135 million, or 40 per cent, to GBP473 million from GBP338 million in 2001. The charge in respect of corporate banking operations was GBP145 million higher partly as a result of provisions against the Group's exposure to certain large US corporate customers which totalled some GBP100 million compared to GBP30 million in 2001. There was also an increase in the provisions charge against the UK corporate lending portfolio, reflecting the slowdown in activity in certain sectors of the UK economy. The charge in respect of the Lloyds TSB Group's asset finance businesses increased by GBP11 million, reflecting volume growth. There was a GBP27 million reduction in the specific provisions charge in Losango, the Lloyds TSB Group's consumer finance business in Brazil, largely reflecting exchange rate movements. The general provision against the Lloyds TSB Group's exposure to Argentina was increased by GBP50 million, compared to a charge of GBP55 million in 2001.

     In Central group items there was a credit of GBP7 million, little changed from a credit of GBP6 million in 2001; these credits represent the release of provisions following the repayment of medium-term debt in the emerging markets portfolio.

     2001 compared with 2000

     The total charge for bad and doubtful debts increased by GBP206 million, or 38 per cent, to GBP747 million from GBP541 million. In UK Retail Banking and Mortgages, the charge increased by GBP83 million. During 2000, UK Retail Banking had a one-off benefit of GBP42 million following the full centralisation of its arrears processing, which was not repeated in 2001. Adjusting for this, provisions in UK Retail Banking increased by GBP52 million reflecting the growth in the size of the personal loan and credit card portfolios. This was partly offset by a GBP32 million release of the general provision relating to the Lloyds TSB Group's mortgage portfolio following a change in provisioning methodology.

     The provisions charge in Wholesale Markets and International Banking increased by GBP110 million, or 48 per cent, although excluding the impact of the acquisition of Chartered Trust, which increased the charge by GBP27 million, provisions were GBP83 million higher. The charge against the corporate and commercial lending portfolios increased by GBP53 million largely as a result of provisions being required against a small number of corporate exposures, reflecting the slowdown in economic growth, but also as a result of a GBP30 million provision made against the Group's loans and advances to one specific corporate customer. There was an GBP18 million reduction in the provisions made against the consumer finance portfolio of Lloyds UDT reflecting improved credit procedures. Provisions overseas increased by GBP49 million, largely as a result of a GBP55 million increase in the general provision, taken as a measure of prudence, to cover ongoing credit difficulties in Argentina. Increased provisions against specific corporate exposures in Uruguay, Dubai and the Netherlands were, however, offset by improvements in Colombia and New Zealand.

     In Central group items these was a credit of GBP6 million in 2001, compared to a credit of GBP19 million in 2000. The higher credit in 2000 arose following repayments of GBP15 million of Moroccan debt that had previously been provided for.

     Taxation

     The rate of tax is influenced by the geographic and business mix of profits. In the absence of special factors, Lloyds TSB Group does not expect the tax rate to vary significantly from the average UK corporation tax rate.


                                                      2002      2001     2000
                                                      GBPm      GBPm     GBPm

     UK corporation tax
     Current tax on profits for the year               784       769      889
     Adjustments in respect of prior years              12       (14)       3
                                                       796       755      892
     Double taxation relief                           (129)      (87)     (72)
                                                       667       668      820
     Foreign tax
     Current tax on profits for the year               216       179      137
     Adjustments in respect of prior years             (15)      (17)      (5)
                                                       201       162      132
     Current tax charge                                868       830      952
     Deferred tax                                     (106)       44      129
     Associated undertakings and joint ventures          2         1        1
     Total charge                                      764       875    1,082

     2002 compared with 2001

     The effective rate of tax in 2002 was 29.3 per cent, slightly lower than the corporate tax rate of 30 per cent, compared to an effective rate of tax of
27.7 per cent in 2001. The higher effective rate of tax in 2002 is largely due to a lower level of tax relief on payments to the Lloyds TSB qualifying share ownership trust ('QUEST') to satisfy Save As You Earn options and a lower level of gains on the disposal of properties which are sheltered by capital losses. There was also a higher effective rate of tax in the Lloyds TSB Group's life and pensions businesses because of increased losses on the investment portfolio. See
Note 8 to the Consolidated Financial Statements.

     2001 compared with 2000

     The effective rate of tax in 2001 was 27.7 per cent compared with 28.6 per cent in 2000; the corporation tax rate for both years was 30 per cent. The lower effective tax rate in 2001 is largely due to tax relief on payments to the QUEST which reduced the effective rate by 1.9 per cent and gains on the disposal of investments and properties sheltered by capital losses which reduced the effective rate by 1.2 per cent; offset by the impact of different overseas tax rates which increased the effective rate by 0.4 per cent.

     Economic profit

     In pursuit of our aim to maximise shareholder value over time, management has for the last eleven years used a system of value based management as a framework to identify and measure value creation. Management uses economic profit as a measure of performance because it captures both growth in investment and return. Lloyds TSB Group defines economic profit as the earnings on the equity invested in the business less a notional charge for the cost of the equity invested in that business.

     Lloyds TSB Group believes that economic profit instils financial discipline in determining investment decisions throughout Lloyds TSB Group and that it enables Lloyds TSB Group to evaluate alternative strategies objectively, with a clear understanding of the value created by each strategy, and then to select the strategy which creates the greatest value. Awards to senior executives under Lloyds TSB Group's annual bonus arrangements are partly determined by the achievement of economic profit targets.

     Management only changes its estimates of the cost of equity to reflect significant changes in long-term interest rates and other external market factors which are considered sustainable. The principal factor in estimating the cost of equity is sustainable long-term interest rates. If long-term interest rates increase, management will consider raising its estimate of the cost of equity; if long-term interest rates fall, management will consider reducing its estimate of the cost of equity. The principal other external market factors considered are equity risk premium and Lloyds TSB Group's share price volatility relative to the UK stock market as a whole. Any change to the estimated cost of equity will be disclosed. For the last three years, management has used a cost of equity of 9 per cent to reflect the shareholders' minimum required rate of return on equity invested.

     The table below summarises Lloyds TSB Group's calculation of economic profit for the periods indicated.



                                                   2002        2001      2000
                                                   GBPm        GBPm      GBPm
      Average shareholders' equity               10,672      12,338    12,551
      Profit attributable to shareholders         1,781       2,229     2,654
      Less: notional charge                        (960)     (1,110)   (1,130)
      Economic profit                               821       1,119     1,524


     The  notional   charge  has  been   calculated   by   multiplying   average
shareholders' equity by the cost of equity.

     2002 compared with 2001

     Economic profit fell by GBP298 million or 27 per cent from GBP1,119 million in 2001 to GBP821 million in 2002. Profit attributable to shareholders fell by GBP448 million (20 per cent) to GBP1,781 million, however the notional charge on average equity was GBP150 million lower, as a result of a 14 per cent fall in average equity to GBP10,672 million from GBP12,338 million in 2001.

     2001 compared with 2000

     Economic profit fell by GBP405 million, or 27 per cent, from GBP1,524 million in 2000 to GBP1,119 million in 2001. Profit attributable to shareholders fell by GBP425 million (16 per cent) to GBP2,229 million but there was a slightly lower notional charge on equity resulting from a 2 per cent fall in average equity from GBP12,551 million to GBP12,338 million.

     Line of business information

     Summary

     In order to provide a clearer representation of the underlying performance, the results of the Insurance and Investments segment include investment earnings calculated using longer-term rates of return and annual management charges based on unsmoothed fund values. Management separately analyse the difference between these normalised earnings and the actual return ("the investment variance") together with the impact of changes in the economic assumptions used in the embedded value calculation. The results of the business units are set out below:


                                                        2002     2001    2000
                                                        GBPm     GBPm    GBPm

    UK Retail Banking and Mortgages                    1,172    1,205   1,363
    Insurance and Investments                          1,231    1,421   1,158
    Wholesale Markets and International Banking        1,005    1,209   1,035
    Central group items                                   96      185     378
                                                       3,504    4,020   3,934
    Changes in economic assumptions                       55        -     127
    Investment variance                                (952)    (859)   (276)
    Profit before tax                                  2,607    3,161   3,785


     UK Retail Banking and Mortgages

     The UK retail businesses of Lloyds TSB Group provide banking and financial services to personal and small business customers, private banking and stockbroking. Lloyds TSB Group's UK mortgage business is conducted through Cheltenham & Gloucester, Lloyds TSB Bank, Lloyds TSB Scotland, Scottish Widows Bank and C&G TeleDirect.



                                          2002             2001                2000
                                          GBPm             GBPm                GBPm

  Net interest income                     3,340            3,102               2,951
  Other income                            1,076            1,135               1,143
  Total income                            4,416            4,237               4,094
  Operating expenses                     (2,670)          (2,607)             (2,401)
  Trading surplus                         1,746            1,630               1,693
  Provisions for bad and                   (563)            (415)               (332)
  doubtful debts
  Income from joint                         (11)             (10)                  2
  ventures
  Profit before tax                       1,172            1,205               1,363
  Efficiency ratio                         60.5%              61.5%             58.6%
  Total assets (year-end)             GBP85,868m         GBP77,982m        GBP71,292m
  Total risk-weighted assets          GBP54,157m         GBP48,220m        GBP44,009m
  (year-end)


     2002 compared with 2001

     Profit before tax from UK Retail Banking and Mortgages decreased by GBP33 million, or 3 per cent, to GBP1,172 million, compared with GBP1,205 million in 2001.

     Total income increased by GBP179 million, or 4 per cent, to GBP4,416 million. Net interest income increased by GBP238 million, or 8 per cent, to GBP3,340 million. Growth in lending and deposit balances added GBP266 million to net interest income, which was only partly offset by a reduction of GBP28 million caused by a reduction of 4 basis points in the overall margin. Since 31 December 2001, personal loans and credit card lending increased by 15 per cent and 27 per cent respectively and, within Retail Banking, balances on current accounts and savings and investment accounts grew by 10 per cent. Mortgage balances outstanding increased by 10 per cent to GBP62,467 million representing a market share of 9.3 per cent. Gross new mortgage lending increased by 36 per cent to GBP19,039 million, compared with GBP13,986 million a year ago. Net new lending increased to GBP5,889 million resulting in a market share of net new lending of 7.5 per cent; the Lloyds TSB Group's market share of net new lending in the second half of 2002, at 8.8 per cent, was considerably better than in the first half of the year. Mortgages offer the Lloyds TSB Group the opportunity to sell a range of additional products and, during 2002, the Lloyds TSB Group's key objective in the mortgage business has been to achieve an appropriate balance between market share and profitability.

     The net interest margin fell by 4 basis points, reducing net interest income by GBP28 million. The margin on retail lending products was 17 basis points higher than in 2001, with improved business banking overdraft and personal loan margins. Margins on personal overdrafts and credit card lending fell, but volume growth in these products resulted in a positive impact on the overall lending margin, since these relatively high margin portfolios now represent a higher proportion of the retail lending portfolio. The retail deposit margin was 16 basis points lower as the full impact of interest rate reductions in the second half of 2001 has not been reflected in the rate of interest paid on some savings products and the benefit of interest-free and low interest current accounts has been reduced. The margin on mortgage lending fell by 20 basis points.

     Other income decreased by GBP59 million, or 5 per cent, to GBP1,076 million. There was an improvement in income earned from credit and debit cards, and increased income from added value current accounts, but this was offset by a higher level of fees and commissions payable and a reduction of GBP57 million in profits from the sale and leaseback of premises, as the Group's strategy of converting much of its branch portfolio from freehold tenure to leasehold is almost complete.

     Operating expenses were GBP63 million, or 2 per cent, higher at GBP2,670 million compared to GBP2,607 million in 2001. Costs associated with the Lloyds TSB Group's efficiency programme totalled GBP197 million compared to GBP151 million in 2001, an increase of GBP46 million, as the Lloyds TSB Group continues to invest in initiatives to enhance Retail Banking performance and rationalise software and systems. There were also increased costs relating to the implementation of the Lloyds TSB Group's business banking strategy and staff costs within the Mortgages business increased as additional staff were taken on in order to maintain customer service levels in the expanding portfolio. These increases and the effect of annual pay awards were partly offset by reduced headcount in the branch network and lower development costs in respect of internet banking and other initiatives. The efficiency ratio, however, improved to 60.5 per cent from 61.5 per cent in 2001.

     Provisions for bad and doubtful debts were GBP148 million, or 36 per cent, higher at GBP563 million, compared to GBP415 million in 2001, as a result of volume related asset growth in the personal loan and credit card portfolios and a lower level of recoveries and releases following the non-recurrence of the release of surplus provisions of GBP72 million in 2001. Excluding these provision releases, the charge as a percentage of average lending for personal loans and overdrafts decreased to 3.73 per cent from 3.88 per cent in 2001, and the charge in the credit card portfolio decreased to 3.52 per cent from 3.60 per cent in 2001. Overall the arrears position remained stable.

     Lloyds TSB Group's share of the results of its joint venture operations was a loss of GBP11 million, little changed from 2001.

     2001 compared with 2000

     The profit before tax from UK Retail Banking and Mortgages in 2001 fell by GBP158 million, or 12 per cent, to GBP1,205 million.

     Total income increased by GBP143 million, or 3 per cent to GBP4,237 million. Net interest income increased by GBP151 million to GBP3,102 million as growth in lending and savings balances, adding GBP241 million to income, more than offset a 14 basis point fall in the margin, reducing net interest income by GBP90 million. Compared to 2000, period end personal loan and credit card balances increased by 18 per cent and balances on current accounts and savings and investment accounts grew by 9 per cent. Mortgage balances also increased; gross new mortgage lending increased by 21 per cent to GBP13,986 million compared with GBP11,518 million in 2000, however net new lending was GBP3,919 million compared to GBP4,627 million in 2000. This resulted in a fall in Lloyds TSB Group's estimated market share of net new lending from 11.3 per cent to 7.2 per cent. Mortgage balances outstanding at the end of 2001 amounted to GBP56,578 million compared to GBP52,659 million at the end of 2000, an estimated market share of 9.5 per cent. The net interest margin was little changed.

     The net interest margin on retail lending products was 6 basis points lower, with improved margins on credit cards and overdrafts following base rate cuts, offset by lower margins on personal loans due to a combination of a higher proportion of lending being at concessionary rates offered to attract new business and higher average loan values which are provided at lower interest rates. The retail deposit margin fell by 25 basis points as the lower interest rate environment reduced the benefit from low interest rate and interest-free current accounts. The margin on mortgage lending reduced by 1 basis point.

     Other income decreased by GBP8 million, or 1 per cent, to GBP1,135 million. There was a GBP21 million improvement in income earned from credit and debit cards and income from added value current accounts increased by GBP19 million due to increased volumes. In 2001, profits on the sale and leaseback of premises totalled GBP57 million reflecting Lloyds TSB Group's ongoing strategy, started some years ago, to sell and lease back a number of branches to create greater flexibility in the changing environment for retail sales. This was largely offset by a GBP76 million decrease in income following the withdrawal of ATM fees and planned reductions in unauthorised borrowing fees; stockbroking income fell by GBP10 million due to lower transaction volumes.

     Operating expenses increased by GBP206 million, or 9 per cent, to GBP2,607 million compared to GBP2,401 million in 2000. Costs associated with the Group's efficiency programme totalled GBP151 million, compared to GBP78 million in 2000. The increase of GBP73 million reflects investment in customer management and handling systems and costs related to the reassessment of software used in the internet banking and wealth management businesses. There was an increase in staff costs reflecting the growth in staff numbers during the year as a result of the recruitment of additional service and sales staff into the branch network and the effect of the annual pay review. Communications costs were higher following revisions to network rental charges and the depreciation charge increased reflecting the high levels of capital expenditure, particularly in respect of IT equipment, in 2000. The efficiency ratio increased from 58.6 per cent in 2000 to 61.5 per cent in 2001.

     Provisions for bad and doubtful debts increased by GBP83 million, or 25 per cent, to GBP415 million. During 2000 there was a benefit of GBP42 million as a result of a change in provisioning methodology following the centralisation of arrears processing. If this is adjusted for there was an underlying increase of GBP52 million in the provisions charge against personal and credit card lending, reflecting the growth in the size of the portfolios. There was a net release from the provisions held against the mortgage portfolio of GBP24 million as a result of a GBP32 million reduction in the general provision following a change in provisioning methodology; in 2000 there was a net release of provisions of GBP13 million.

     Lloyds TSB Group's share of the results of its joint venture operations was a loss of GBP10 million, due to start-up costs incurred by Goldfish Bank.

Insurance and  Investments

     Lloyds TSB Group's insurance and investments activities comprise the life, pensions and unit trust businesses of Scottish Widows and Abbey Life, general insurance underwriting and broking, and Scottish Widows Investment Partnership.


                                                  2002     2001    2000
                                                  GBPm     GBPm    GBPm

          Net interest income                       74       80      88
          Other income                           1,876    2,006   1,673
          Total income                           1,950    2,086   1,761
          Operating expenses                      (490)    (491)   (462)
          Trading surplus                        1,460    1,595   1,299
          General insurance claims                (229)    (174)   (142)
          Income from joint ventures                 -        -       1
          Operating profit                       1,231    1,421   1,158
          Changes in economic assumptions           55        -     127
          Investment variance                     (952)    (859)   (276)
          Profit before tax                        334      562   1,009


     2002 compared to 2001

     The  operating  profit  from  Insurance  and  Investments,   calculated  as
explained under "- Line of business information - Summary", at GBP1,231 million, was GBP190 million, or 13 per cent, lower than 2001.

     Net interest income was GBP6 million, or 8 per cent, lower at GBP74 million, compared to GBP80 million in 2001, largely reflecting the impact of lower interest rates on the cash balances held in the general insurance business.

     Other income was GBP130 million, or 6 per cent, lower at GBP1,876 million, compared to GBP2,006 million in 2001. Income from the long-term assurance businesses, excluding changes in economic assumptions and investment variance, was GBP245 million lower. New business income was GBP40 million higher, as a result of sales growth, but this was partly offset by a GBP28 million increase in distribution costs. The expected return on existing business reduced by GBP34 million, partly reflecting the lower average volume of in-force business caused by the fall in the stock market in 2001, and investment earnings were GBP33 million lower, as a result of the reduction in the value of the investments supporting the long-term assurance funds. Following a review carried out in conjunction with the Financial Services Authority into past sales made by the Abbey Life sales force, a provision of GBP165 million was established in 2002 for the estimated cost of redress due to customers. See "- Business - Customer remediation payments - Mortgage endowment and other savings products". In addition a further provision of GBP40 million was made in respect of compensation payable to past purchasers of pension policies, compared to GBP70 million in 2001; this review is now substantially complete. See "- Business - Customer remediation payments - Redress to past purchasers of pension policies". There was a reduction of GBP55 million in benefits from experience variances and actuarial assumption changes, largely reflecting the implementation of revised mortality assumptions which resulted in a one-off charge of GBP57 million. Fee income from the unit trust and asset management businesses fell by GBP59 million, reflecting the continued fall in the level of stock markets during 2002. This more than offset an increase in premium income from general insurance underwriting which was GBP58 million higher, as a result of strong growth in home products; commissions from insurance broking were GBP119 million higher, with continued growth in creditor insurance products.

     Operating expenses, at GBP490 million, were down slightly from GBP491 million in 2001. Cost reductions resulting from lower levels of sales and marketing activities in the unit trust and asset management operations have been largely offset by higher client service costs and increased costs in the general insurance business, to manage the significant increase in volumes.

     General insurance claims were GBP55 million, or 32 per cent, higher at GBP229 million compared to GBP174 million in 2001. The increase in claims reflects the significant growth in the size of the underwritten portfolio together with higher claims due to flood and storm damage during the early part of 2002.

     2001 compared to 2000

     The operating profit from Insurance and Investments in 2001, calculated as explained under "- Line of business information - Summary" increased by GBP263 million, or 23 per cent, to GBP1,421 million from GBP1,158 million.

     Net interest income, at GBP80 million, was GBP8 million, or 9 per cent, lower than in 2000. The reduction in income is primarily a reflection of lower market interest rates reducing the earnings on the cash deposits held by the general insurance business.

     Other income was GBP333 million, or 20 per cent, higher at GBP2,006 million, compared to GBP1,673 million in 2000. Income from the long-term assurance businesses, excluding changes in economic assumptions and investment variance, was GBP204 million higher. New business income was GBP64 million, or 22 per cent, higher at GBP358 million following a 41 per cent increase in weighted sales, primarily as a result of the inclusion of Scottish Widows for a full year, compared to only ten months in 2000; however this was partly offset by a GBP25 million increase in distribution costs reflecting the growth in sales. The expected return from existing business was GBP20 million higher, as a result of portfolio growth during 2001. There was a GBP30 million reduction in provisions for redress to past purchasers of pension policies (see "- Business - Customer remediation payments - Redress to past purchasers of pension policies") and a further GBP80 million benefit from the non-repetition of a one-off charge in 2000 related to stakeholder pensions. Investment earnings were GBP35 million higher reflecting the inclusion of Scottish Widows for a full year.

     General insurance underwriting premiums were GBP29 million, or 7 per cent, higher, as strong growth in home protection products more than offset reduced creditor insurance income and general insurance broking commissions were GBP130 million higher with particular growth in creditor insurance products, following the decision to outsource the underwriting of this portfolio in 2000. This was partly offset by a decrease in unit trust and asset management fees which fell by GBP20 million, as a result of the substantial fall in the level of stock market activity in the second half of 2001.

     Operating expenses were GBP29 million, or 6 per cent, higher at GBP491 million compared to GBP462 million in 2000, reflecting the inclusion of costs in respect of Scottish Widows' non-life businesses for a full year compared to ten months in 2000 and higher costs in the general insurance business to support portfolio growth.

     General insurance claims, at GBP174 million, were GBP32 million, or 23 per cent, higher than in 2000. The increase reflected higher property claims in line with rising volumes of new business, only partly offset by lower creditor insurance claims.

Area of business


                                                     2002     2001    2000
                                                     GBPm     GBPm    GBPm

      Life, pensions and unit trusts:
      Scottish Widows                                 573      585     433
      Abbey Life                                      (98)     175     127
                                                      475      760     560
      General Insurance                               754      651     574
      Scottish Widows Investment Partnership            2       10      24
      Operating profit                              1,231    1,421   1,158
      Changes in economic assumptions                  55        -     127
      Investment variance                            (952)    (859)   (276)
      Profit before tax                               334      562   1,009


2002 compared with 2001

     The operating profit from life, pensions and unit trusts decreased by GBP285 million, or 38 per cent, from GBP760 million in 2001 to GBP475 million in 2002. Operating profit at Scottish Widows was GBP12 million lower at GBP573 million, compared to GBP585 million in 2001. Life and pensions new business income increased by GBP40 million, or 11 per cent, to GBP398 million, following a 7 per cent increase in weighted sales and a change in mix towards more profitable products. See "- Line of business information - Life, pensions and unit trusts operating profit". Income from life and pensions existing business was GBP38 million higher, principally reflecting a GBP40 million reduction in provisions for redress to past purchasers of pension policies. See "- Business - Customer remediation payments - Redress to past purchasers of pension policies". Investment earnings were GBP27 million lower, reflecting reduced asset values at the start of 2002, and life and pensions distribution costs rose GBP28 million, in line with sales. Unit trust profits were GBP35 million lower reflecting lower sales and reduced management income, both as a result of adverse stock market conditions.

     Abbey Life's operating profit reduced by GBP273 million to a loss of GBP98 million in 2002. This reduction in profitability principally reflected a GBP165 million provision for redress to past purchasers of endowment policies (see "- Business - Customer remediation payments - Mortgage endowment and other savings products"), together with reduced expected return from existing business and investment earnings as a result of lower asset levels at the start of 2002 and a reduction in benefits from experience variances and actuarial assumption changes, which were GBP73 million lower, as a number of one-off benefits in 2001 were not repeated.

     The operating profit from the general insurance businesses increased by GBP103 million or 16 per cent, to GBP754 million from GBP651 million in 2001. Profit from the broking business was GBP126 million higher as a result of increases in commission income, particularly in respect of creditor products, and higher levels of retrospective commissions. However, there was a GBP23 million reduction in operating profits from the underwriting business as a result of an increase in weather related claims following floods and storms early in 2002 and increased distribution and administration expenses, as a result of higher transaction volumes. See "- Line of business information - General Insurance".

     Operating profit from Scottish Widows Investment Partnership ("SWIP") was GBP2 million, compared to GBP10 million in 2001, the reduction in profitability being driven primarily by lower stock market levels and significant investment in new infrastructure to support future business growth. At the end of the year SWIP had some GBP70,000 million of funds under management compared to GBP78,000 million at the end of 2001; the decline reflects the continued fall in stock market levels.

     2001  compared with 2000

     The operating profit from Lloyds TSB Group's life, pensions and unit trusts businesses increased by GBP200 million, or 36 per cent, to GBP760 million. Operating profit from Scottish Widows was GBP152 million higher at GBP585 million, principally reflecting the inclusion of the acquired Scottish Widows business for a full year, compared with only ten months in 2000, together with the non-repetition of a one-off charge of GBP80 million made in 2000 in respect of stakeholder pensions. The market for medium and long-term investments was adversely affected in the second half of 2001, as a consequence of the events of September 11 and the general decline in global stock markets. However, weighted sales (regular premiums plus one-tenth single premiums) increased by 12 per cent helped by the inclusion of Scottish Widows for the full twelve months. See "- Line of business information - Life, pensions and unit trusts operating profit". Operating profit from Abbey Life, at GBP175 million, was GBP48 million higher than in 2000. This increase in profits reflects a GBP28 million lower charge for provisions for redress to past purchasers of pension policies and increased benefits from experience variances and actuarial assumption changes, only partly offset by a reduction in the expected return from existing business and investment earnings as the closed business begins to run down.

     The operating profit from general insurance operations increased by GBP77 million, or 13 per cent, to GBP651 million. There was continued growth in sales of card and loan protection products which resulted in an GBP86 million improvement in profits from broking activities, although there was a GBP9 million reduction in profits from the underwriting business following a 23 per cent increase in claims expense due to higher property claims. See "- Line of business information - General Insurance".

     During 2001 Scottish Widows Investment Management and Hill Samuel Asset Management were fully integrated into Scottish Widows Investment Partnership ('SWIP'). A complete overhaul of the management structure has also been undertaken, together with a fundamental review of investment philosophy, processes and systems. The operating profit from SWIP in 2001 was GBP10 million compared to GBP24 million in 2000, the reduction in profitability being partly driven by lower stock market levels. At the end of 2001 SWIP had some GBP78,000 million of funds under management compared to some GBP87,000 million at 31 December 2000. The decline has been primarily caused by the lower stock market levels experienced in 2001.

     Changes in economic  assumptions

     Lloyds TSB Group accounts for the value of the shareholder's interest in the long-term assurance business using the embedded value basis of accounting. The embedded value comprises the net tangible assets of the life assurance subsidiaries and the present value of the in-force business. The present value of the in-force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder and discounting the result at a rate which reflects the shareholder's overall risk premium.

     When projecting future surpluses and other net cash flows Lloyds TSB Group makes a series of assumptions about long-term economic conditions. In the past these assumptions were only updated infrequently for changes that were considered sustainable. In order to achieve greater comparability with other listed insurers in the UK, in 2002 the Lloyds TSB Group changed its practice and in future will revise these assumptions at each reporting date.

The economic  assumptions  have been revised at 31 December 2002 as follows:


                                                                 2002    2001
                                                                    %       %

      Risk-adjusted discount rate (net of tax)                   7.35    8.50
      Return on equities (gross of tax)                          7.10    8.00
      Return on fixed interest securities (gross of tax)         4.50    5.25
      Expenses inflation                                         3.30    3.00


     The revised assumptions have resulted in a net credit to the profit and loss account in 2002 of GBP55 million.

     The economic assumptions were last reviewed following the acquisition of Scottish Widows in March 2000 to ensure that they remained appropriate for the enlarged life and pensions business. As a result of this review changes were made to the assumptions used by Abbey Life and the bancassurance business of Lloyds TSB in order to make the assumptions used by these businesses consistent with those used by Scottish Widows. The risk adjusted discount rate was reduced from 10.00 per cent to 8.50 per cent and the assumed gross return on equities was reduced from 8.50 per cent to 8.00 per cent leading to a credit of GBP127 million being recognised in the profit and loss account in 2000.

     Investment  variance

     In accordance with generally accepted accounting practice in the UK, it is Lloyds TSB Group's accounting policy to carry the investments comprising the reserves held by its life companies at market value. The reserves held to support the with-profits business of Scottish Widows are substantial and changes in market values will result in significant volatility in the Group's embedded value earnings, which are beyond the control of management. Consequently, in order to provide a clearer representation of the underlying performance, the results of the life and pensions business are separately analysed to show an operating profit including investment earnings calculated using longer-term investment rates of return, and annual management charges based on unsmoothed fund values. The investment variance represents the difference between the actual investment return in the year on investments backing shareholder funds and the expected return based upon the economic assumptions made at the beginning of the year, and the effect of these fluctuations on the value of in-force business. The effects of other changes in economic circumstances beyond the control of management are also reflected in the investment variance. A similar approach has been adopted for Lloyds TSB Group's general insurance business.

     In 2002, there was a negative  investment variance of GBP952 million (2001:
GBP859 million; 2000: GBP276 million) reflecting in particular the poor performance of the UK stock market, where the FTSE All-Share index fell by 24 per cent.

     Life, pensions and unit trusts operating profit

     The operating profit of the life, pensions and unit trust businesses is analysed in the following table. The basis of this analysis is as follows: The life and pensions results are split into four elements:

* New business: this represents the value recognised at the end of each financial year from the new business written during that year after taking into account the cost of establishing technical provisions and reserves. This is shown before the significant costs of acquiring that new business, which are shown separately as "Distribution costs".

*  Existing business: this comprises the following elements:

   - the expected return arising from the unwinding of the discount applied to the expected cash flows at the beginning of a year;

   - experience variances caused by differences between the actual experience during the year and the expected experience;

   - the effects of changes in assumptions, other than economic assumptions, and other items; and

   - provisions for redress to past purchasers of pension and endowment policies and, in 2000, a stakeholder pension related charge.

* Investment earnings: this represents the expected investment return on both the net tangible assets and the value of the shareholder's interest in the long-term business account, based upon the economic assumptions made at the beginning of the year.

* Distribution costs: the costs of acquiring the new business generated in the year. These comprise the cost of selling products through Lloyds TSB Bank's branch network, the commissions paid to independent financial advisors and the costs of other direct sales channels.

Unit trust income is shown before the acquisition costs of new business which are separately disclosed.




                                                        2002     2001     2000
                                                        GBPm     GBPm     GBPm


  New business                                           398      358      294
  Existing business:
  - expected return                                      273      307      287
  - experience variances                                  (1)      37       36
  - assumption changes and other items                    78       95       96
  - provisions for redress to past purchasers of         (40)     (70)    (100)
  pension policies
  - provision for redress to past purchasers of         (165)       -        -
  endowment policies
  - stakeholder pension related charge                     -        -      (80)
                                                         145      369      239
  Investment earnings                                    214      247      212
  Life and pensions distribution costs                  (283)    (255)    (230)
                                                         474      719      515
  Unit trusts                                             90      141      156
  Unit trust distribution costs                          (89)    (100)    (111)
                                                           1       41       45
  Operating profit of life, pensions and unit            475      760      560
  trusts
  Changes in economic assumptions                         55        -      127
  Investment variance                                   (892)    (813)    (249)
  (Loss) profit before tax                              (362)     (53)     438


     The table below shows the level of new business premium income and unit trust sales. Management monitor these figures because they provide an indication of both the rate of growth and the profitability of the business.


                                                        2002     2001     2000
                                                        GBPm     GBPm     GBPm
  New business premium income and unit trust
  sales:
  Regular premiums                                     286.3    282.0    156.9
  Single premiums                                    3,089.0  2,741.0  2,376.1
  Unit trusts - regular premiums                        71.5     65.0     91.0
  - single premiums                                  1,009.5  1,335.5  1,902.3
  Total unit trusts                                  1,081.0  1,400.5  1,993.3


     Weighted sales is a UK insurance industry standard which measures the new business volumes; the weighting is made towards regular premium policies to reflect the long-term nature of these contracts. There are three main distribution channels for the sale of Lloyds TSB Group's life, pension and unit trust products and the table below shows the relative importance of each.

                                                        2002     2001     2000
                                                        GBPm     GBPm     GBPm
  Weighted sales (regular + 1/10 single) by
  distribution channel:
  Branch network                                       350.6    376.2    353.3
  Independent financial advisors                       348.5    279.8    254.9
  Direct                                                68.5     98.7     67.6
                                                       767.6    754.7    675.8


     2002 compared with 2001

     The operating profit, calculated as explained under "- Line of business information - Summary" of the life, pensions and unit trust businesses in 2002 was GBP475 million, compared to GBP760 million in 2001, a decrease of GBP285 million, or 38 per cent.

     New business income from the life and pensions businesses was GBP40 million, or 11 per cent, higher at GBP398 million. This 11 per cent increase in profits reflects a 7 per cent increase in weighted sales from life and pensions products, and an improved performance in the more profitable life products. The life and pensions new business margin, defined as new business income less distribution costs divided by weighted sales, improved to 19.3 per cent from
18.5 per cent in 2001. The improvement largely arose from an improved product mix, as a result of the growth in sales of higher margin term assurance and regular premium life products. Distribution costs increased by GBP28 million, or 11 per cent, to GBP283 million from GBP255 million partly due to the growth in weighted sales but also because of the increasing proportion of sales made through independent financial advisors.

     Regular premium sales, at GBP286.3 million, were GBP4.3 million, or 2 per cent, higher than 2001. Regular premium mortgage-related product sales, providing life cover on repayment mortgages, were GBP10.3 million higher as a result of the buoyant housing market in the UK and successful cross-selling to mortgage customers in the branch network. Sales of non-mortgage related life products were also higher reflecting strong sales of term assurance products following a number of sales initiatives in the branch network. These increases, however, were partly offset by a GBP20.1 million reduction in sales of regular premium pension products. Sales of the stakeholder pension product have been strong since the launch in April 2001, as the lower charges on this product continue to make it attractive; however this growth has been more than offset by reduced sales of the older pension products, reflecting the less attractive charging structures and adverse stock market conditions.

     Single premium sales were GBP348.0 million, or 13 per cent, higher at GBP3,089.0 million, compared to GBP2,741.0 million in 2001. Sales of single premium life products were GBP152.4 million lower, reflecting reduced sales of investment bond products which have been affected by low stock market levels and adverse press comment. Annuity sales, however, were GBP158.4 million higher; Scottish Widows have improved their position in the annuity market by maintaining rates, in the face of competitor reductions, and through the launch of a number of new products. Single premium pension sales increased by GBP342.0 million, benefiting from an increase in Department of Social Security rebates.

     Overall sales of unit trust products were GBP319.5 million lower. There was a large fall in sales of equity-based Individual Savings Accounts, as a result of the continuing volatility in global stock markets throughout 2002.

     Weighted sales of life and pensions and unit trust products were GBP767.6 million compared to GBP754.7 million in 2001. By distribution channel, weighted sales through the branch network have fallen by 7 per cent, with decreases in sales of life and pension products, particularly investment bond products which have been affected by low stock market levels and adverse press comment, and lower unit trust sales as a result of the depressed market conditions. Weighted sales by independent financial advisors increased by 25 per cent as a result of the strong sales of single premium stakeholder pensions and annuities products. Direct sales are down 31 per cent, partly a result of market conditions; in particular volumes of pension and annuity product sales have fallen with customers preferring to purchase these products from independent financial advisors.

     Existing business earnings fell by 61 per cent to GBP145 million, from GBP369 million in 2001. The expected return from existing business was GBP34 million lower at GBP273 million. This item reflects the unwinding of the long-term discount rate applied to the expected cash flows from in-force business and the reduction reflects the lower value of in-force business at the beginning of 2002, caused by the effect of lower stock markets on annual management charges.

     It is standard practice for life companies to regularly review the underlying assumptions that support the embedded value calculations, taking into account latest experience in respect of lapse rates, expense inflation, investment mix, mortality rates and other items. In 2002, there was a reduction of GBP55 million in benefits from experience variances and actuarial assumption changes, largely reflecting the implementation of revised actuarial mortality assumptions. There was a GBP30 million reduction in provisions for redress to past purchasers of pension policies, although this was more than offset by a GBP165 million provision for possible redress to past purchasers of endowment policies. These items are discussed further under "Business - Customer remediation payments - Redress to past purchasers of pension policies" and "Business - Customer remediation payments - Mortgage endowment and other savings products".

     Life and pensions investment earnings, at GBP214 million, were GBP33 million, or 13 per cent, lower than in 2001. This fall reflected the lower asset level at the start of 2002, following poor stock market performance in the latter part of 2001.

     Unit trust profits in 2002, at GBP1 million, were down significantly from GBP41 million in 2001. Income in the unit trusts business is derived from both initial charges at the point of sale and annual management fees, the latter being calculated as a percentage of funds managed. During 2002, unit trust income, before distribution costs, reduced by 36 per cent compared to 2001. This reduction reflects a fall in income from initial charges, following a 13 per cent fall in weighted sales, and a GBP32 million decrease in annual management fee income, as global stock market conditions have reduced the value of the funds managed. Unit trust distribution costs have fallen in line with the reduced sales.

     2001 compared with 2000

     The operating profit in 2001 calculated as explained under "- Line of business information - Summary", of the life, pensions and unit trust businesses increased by GBP200 million, or 36 per cent, to GBP760 million from GBP560 million.

     New business income from the life and pensions businesses increased in 2001 by GBP64 million or 22 per cent, from GBP294 million to GBP358 million following a 41 per cent increase in weighted sales, primarily as a result of the inclusion of Scottish Widows for a full year, compared with only ten months in 2000. During the year, the life and pensions new business margin, defined as new business income less distribution costs divided by weighted sales, increased to
18.5 per cent from 16.2 per cent in 2000. This improvement was largely a result of cost efficiencies driven by process enhancements, which limited the increase in distribution costs to 11 per cent, together with an improved product mix.

     The growth in the weighted sales of life and pensions products was mainly due to an 80 per cent increase in the sales of regular premium products from GBP156.9 million to GBP282.0 million. The inclusion of Scottish Widows for the full year compared to only ten months in 2000 added GBP17.1 million with the remainder of the growth largely due to the launch of stakeholder pension products in April 2001. During 2001, Scottish Widows became the nominated stakeholder pensions provider for a number of associations and employers which gave access to more than 46,000 employers at 31 December 2001. By the end of 2001, over 20,000 employers had already nominated Scottish Widows as their stakeholder pensions provider resulting in 837,000 employees being offered stakeholder pensions. In 2001, weighted sales of stakeholder pension products totalled GBP76 million, a market share of 15 per cent based upon management estimates.

     Sales of single premium life and pensions products increased by GBP364.9 million, or 15 per cent, to GBP2,741.0 million. The inclusion of Scottish Widows for a full year accounted for GBP174.3 million of this increase, the remainder of the growth being due to higher sales of the Scottish Widows with-profits bond through the branch network distribution channel. With-profits bonds comprise a lump-sum investment into a with-profits fund of a life insurance company. With-profit bonds are designed to be low risk investments which produce growth and allow the investor to take out money when needed. The overall return on the investment varies based on the annual bonuses declared by the life insurance company each year, which in turn will depend upon the performance of its investments. During a period of considerable volatility on the world's stock markets, customers regarded this as a safer investment than unit trusts and Individual Savings Accounts (ISAs).

     Existing business earnings increased by 54 per cent from GBP239 million to GBP369 million. The expected return from existing business increased by GBP20 million, or 7 per cent, to GBP307 million. This reflects the unwinding of the long-term discount rate applied to the expected cash flows from the portfolio of in-force business; the increase reflects the growth in the size of the portfolio. In 2001, changes in actuarial assumptions, together with the planned harmonisation of actuarial models between Scottish Widows and other Lloyds TSB Group companies, resulted in a benefit of GBP95 million, compared to a benefit of GBP96 million in 2000.

     As explained under "Business - Customer remediation payments - Redress to past purchasers of pension policies" there was a pension provision of GBP70 million in 2001, compared to GBP100 million in 2000.

     There was also a stakeholder pension related charge of GBP80 million in 2000. During 1999, the UK government had announced changes intended to encourage more of the population to provide retirement income for themselves through increased rates of private savings. One of these initiatives was the introduction of stakeholder pensions with effect from April 2001. Stakeholder pensions are intended to provide a source of low cost retirement savings for individuals earning enough to be able to afford to make contributions towards a pension but not currently doing so. A key feature of these products is that charges are transparent and limited to 1 per cent per annum, which was significantly lower than historic charging rates on other personal pension products. In common with other pension providers in the UK, Scottish Widows introduced a stakeholder pension product in April 2001. In anticipation of this, in order not to disadvantage existing pensions customers, Lloyds TSB Group decided during 2000 to reduce charges made on certain existing policies. This had the effect of reducing the projected cash flows in Lloyds TSB Group's embedded value calculation, resulting in the charge to the profit and loss account.

     Investment earnings in 2001, before taking into account investment variance, increased by GBP35 million, or 17 per cent, due to the inclusion of Scottish Widows for the full year and the growth in the size of the investment portfolio supporting the business.

     Profits from the unit trust business fell by GBP4 million, to GBP41 million. Continued customer focus upon the Scottish Widows with-profits bond and uncertainty created by global stock market volatility resulted in a 29 per cent fall in weighted sales. However, this was only partly reflected in the decline in profitability of the business because of the income earned from fees charged for managing customers' funds invested in earlier years.

     General Insurance

     The following table shows premium income from underwriting and commission income from insurance broking.


                                                     2002      2001     2000
                                                     GBPm      GBPm     GBPm

            Premium income from underwriting
            Creditor                                  107       110      126
            Home                                      350       281      228
            Health                                     44        45       50
            Reinsurance premiums                      (15)       (8)      (5)
                                                      486       428      399
            Commissions from insurance broking
            Creditor                                  426       323      225
            Home                                       44        41       34
            Health                                     17        22       19
            Other                                     160       142      120
                                                      647       528      398
            Operating profit                          754       651      574
            Investment variance                       (60)      (46)     (27)
            Profit before tax                         694       605      547


     2002 compared with 2001

     The operating profit, calculated as explained under "- Line of business information - Summary", from general insurance was GBP754 million in 2002, up GBP103 million or 16 per cent from GBP651 million in 2001. This comprised a profit of GBP185 million from general insurance underwriting and GBP569 million from broking activities.

     The operating profit of the underwriting business, at GBP185 million, was down GBP23 million, or 11 per cent, from GBP208 million in 2001. Premium income increased by GBP58 million, or 14 per cent, to GBP486 million, principally driven by a GBP69 million increase in income from home protection products reflecting the strength of the housing market in the UK and success in cross-selling home insurance products to mortgage customers. Creditor insurance premiums were GBP3 million lower, due to the continuing impact of the outsourcing of the card protection book in 2000. Reinsurance premiums payable have increased by GBP7 million to GBP15 million, following a decision to mitigate the risks on policies with large sums assured.

     Operating expenses increased in line with sales, as more staff were taken on to deal with the increased business volumes, and commissions expense increased by GBP19 million as a result of increased sales volumes and, in particular, higher levels of affinity sales.

     Claims were GBP55 million, or 32 per cent, higher at GBP229 million compared to GBP174 million in 2001. The overall claims ratio at 45.7 per cent was higher than in 2001 (39.9 per cent) largely as a result of increased property claims, due to a 26 per cent growth in the home underwritten portfolio, and higher weather and flood related insurance claims.

     The operating profit of the general insurance broking business, at GBP569 million, was GBP126 million, or 28 per cent, higher than GBP443 million in 2001, principally reflecting a GBP119 million increase in broking commission income to GBP647 million in 2002. Creditor insurance commissions were GBP103 million higher at GBP426 million reflecting improved penetration into the Lloyds TSB Group's personal credit portfolios, coupled with the benefit of higher volumes of personal loans and credit card outstandings. There has also been a benefit from the Lloyds TSB Group's continuing shift towards broking more general insurance business. Other commission income was GBP18 million higher as increased commissions on motor and other smaller products, together with increased levels of retrospective commissions on a number of products, more than offset the impact of the non-repetition of a one-off benefit of GBP30 million in 2001 which resulted from a change in broking arrangements.

     2001 compared with 2000

     The operating profit, calculated as explained under "- Line of business information - Summary", from general insurance operations, comprising both underwriting and broking activities, rose by GBP77 million, or 13 per cent, to GBP651 million in 2001.

     The  operating  profit of the  underwriting  business  fell in 2001 by GBP9 million, or 4 per cent, to GBP208 million. Premium income increased by GBP29 million, or 7 per cent, due to a GBP53 million increase in premium income from home insurance partly due to the successful cross-selling of this product by Cheltenham & Gloucester to its mortgage customers. This more than offset a decline of GBP16 million in income from creditor insurance caused by the transfer of the card protection book to Norwich Union in the second half of 2000. Premiums from health insurance fell by GBP5 million and reinsurance premiums increased by GBP3 million.

     General insurance claims increased by GBP32 million or 23 per cent to GBP174 million. The claims ratio was 39.9 per cent compared to 35.1 per cent in 2000, reflecting higher property claims.

     The operating profit of the broking business increased by GBP86 million or 24 per cent to GBP443 million due to an increase in commission income of GBP130 million. Creditor insurance sales increased by GBP98 million as a result of the growth in Lloyds TSB Group's personal lending and credit card portfolios and the success of the branch network in selling related income protection products. In addition, there was a GBP22 million increase in other commissions as a benefit of GBP30 million resulting from a one-off change in broking arrangements more than offset a fall in the level of retrospective commissions. There was a fall in investment earnings reflecting the lower interest rate environment and costs increased by GBP30 million to support the higher business volumes.

     Wholesale Markets and International Banking

     Lloyds TSB Group's Wholesale Markets and International Banking business comprises banking, treasury, large value lease finance, long-term agricultural finance, share registration, venture capital, factoring and invoice discounting, and other related services for major UK and multinational companies, banks and financial institutions, and medium-sized UK businesses, and other forms of asset finance. It also includes banking and financial services overseas in four main areas (the Americas, New Zealand, Europe, and Offshore Banking).


                                          2002                2001              2000
                                          GBPm                GBPm              GBPm

  Net interest income                    1,903               1,845             1,642
  Other income                           1,349               1,208               998
  Total income                           3,252               3,053             2,640
  Operating expenses                    (1,717)             (1,523)           (1,363)
  Trading surplus                        1,535               1,530             1,277
  Provisions for bad and                  (473)               (338)             (228)
  doubtful debts
  Amounts written off fixed                (57)                (22)              (14)
  asset investments
                                         1,005               1,170             1,035
  Profit on sale of Lloyds                   -                  39                 -
  TSB Asset Management
  S.A.
  Profit before tax                      1,005               1,209             1,035
  Efficiency ratio                        52.8%               49.9%             51.6%
  Total assets (period-end)         GBP110,845m         GBP100,777m        GBP85,243m

  Total risk-weighted assets         GBP67,156m          GBP58,634m         GBP48,161m
  (period-end)


     2002 compared with 2001

     The profit before tax of Wholesale Markets and International Banking decreased by GBP204 million, or 17 per cent, to GBP1,005 million in 2002 from GBP1,209 million in 2001. The acquisition during the year of First National Vehicle Holdings, Abbey National Vehicle Finance and the Dutton-Forshaw Group had a significant impact on the trends in income and expenses within Wholesale Markets and International Banking. In 2002 these acquisitions contributed GBP101 million of income, and GBP102 million of operating expenses, including goodwill amortisation of GBP3 million, resulting in a loss before tax of GBP1 million.

     Total income increased by GBP199 million, or 7 per cent, to GBP3,252 million. Excluding the impact of acquisitions, total income was GBP98 million, or 3 per cent, higher. Net interest income was GBP58 million higher at GBP1,903 million. Growth in interest-earning assets more than offset a 25 basis point reduction in the net interest margin and the effect of adverse exchange rate movements, which reduced net interest income by GBP116 million.

     Total assets were GBP10,068 million, or 10 per cent, higher at GBP110,845 million. Of this increase, some GBP4,700 million resulted from a growth in debt securities within Wholesale Markets, reflecting an increase in the Lloyds TSB Group's portfolio of asset backed securities, most of which are triple A rated. The portfolio allows the Lloyds TSB Group to provide a securitised asset funding service for its corporate clients (see "- Operating and Financial Review and Prospects - Liquidity and Capital Resources"), and to participate in structured deals with a limited number of global financial institutions. The high level of growth in the portfolio largely reflects the development of the Lloyds TSB Group's capability in this market and, having now achieved a meaningful presence, it is not intended that recent rates of portfolio growth will continue into 2003 and beyond. Customer lending balances increased by some GBP2,600 million with growth in lending to large corporates and asset finance balances as these businesses have sought to grow their balance sheets. There was an increase in interbank lending of some GBP2,400 million mainly as a result of deposits made by the Lloyds TSB Group's Treasury department in London as part of its liquidity management activities. Within International Banking, total assets increased by GBP372 million as strong growth in New Zealand, where total assets increased by GBP2,370 million in sterling terms, was largely offset by reductions in the Lloyds TSB Group's exposure to Brazil and Argentina.

     Other income increased by GBP141 million, or 12 per cent, to GBP1,349 million. Operating lease rentals were GBP111 million higher; of this growth GBP83 million was due to the acquisitions made during the year, with the balance due to organic growth in the Lloyds UDT and Lloyds TSB Leasing portfolios. A higher level of insurance commission income within the asset finance business and a GBP20 million increase in corporate banking and factoring fees were offset by a GBP35 million reduction in the realisations of venture capital gains. Fee income in the company registration business was GBP6 million lower, as the exceptionally high levels of company transactions in 2001 were not repeated. Overseas, other income increased by GBP29 million mainly as a result of profits on the sale and leaseback of premises totalling GBP32 million.

     Operating expenses increased by GBP194 million, or 13 per cent, to GBP1,717 million. Excluding the effect of acquisitions made during the year, the underlying increase was GBP92 million. Of this increase GBP33 million was due to increased operating lease depreciation as a result of organic growth in the Lloyds UDT and Lloyds TSB Leasing portfolios and the non-repetition of a one-off benefit of GBP23 million recognised in 2001 in respect of certain ship leases. There was increased investment spend in corporate and commercial banking activities to support business growth and increased staff and other costs in the UK asset finance businesses. Overseas, costs were little changed as increases in New Zealand, to support recent business growth, and the effect of annual pay awards and increased pension costs, were offset by favourable exchange movements.

     Provisions for bad and doubtful debts were GBP135 million, or 40 per cent, higher at GBP473 million compared to GBP338 million in 2001. The charge in respect of corporate banking operations was GBP145 million higher following a charge of some GBP100 million in respect of certain large US corporates, caused by accounting and operational irregularities, and an increased charge from the UK corporate lending portfolio reflecting the slowdown in activity in certain sectors of the UK economy. The charge in respect of the asset finance businesses increased by GBP11 million as a result of volume growth. Within International Banking, the charge was GBP21 million lower as a result of lower specific provisions in Losango, the Lloyds TSB Group's consumer finance business in Brazil, largely reflecting exchange rate movements. There was a general provision charge of GBP50 million in relation to the Lloyds TSB Group's exposure to Argentina, compared to GBP55 million in 2001.

     Amounts written off fixed asset investments were GBP35 million higher at GBP57 million. There was a GBP21 million charge following operating irregularities on one securitisation issue and a GBP21 million increase in the charge in respect of the Lloyds TSB Group's development capital business, following the significant growth in the portfolio over recent years. These increases were partly offset by the non-repetition of a charge of GBP7 million incurred in 2001, in respect of Argentine government debt instruments held within International Banking.

     2001 compared with 2000

     The profit before tax from Wholesale Markets and International Banking in 2001 increased by GBP174 million, or 17 per cent, to GBP1,209 million from GBP1,035 million in 2000. In 2001, the impact of Chartered Trust was a profit of GBP19 million compared to a loss of GBP20 million, after restructuring costs, during the four months of ownership in 2000.

     Total income increased by GBP413 million, or 16 per cent, from GBP2,640 million to GBP3,053 million. Net interest income increased by GBP203 million to GBP1,845 million; the inclusion of Chartered Trust for a full year accounted for GBP85 million of this increase, after funding costs, giving an underlying growth of GBP118 million, or 7 per cent. This increase resulted primarily from positive interest rate management and asset growth.

     Period end assets increased by GBP15,534 million, or 18 per cent, to GBP100,777 million. Of this increase, over GBP9,000 million resulted from a growth in debt securities reflecting an increase in Lloyds TSB Group's asset backed and other investment grade securities, many of which were triple A rated. A high percentage of these assets, which are very liquid and marketable, have low capital weightings and represented a profitable deployment of Lloyds TSB Group's capital at a time when margins in this area were improving. Period end lending to corporate and commercial customers increased by some GBP3,900 million as a result of a significant growth in term and money market lending and short-term lending to specialist investment funds and UK and US insurance companies. Within International Banking, period end assets grew by GBP2,559 million primarily as a result of corporate and consumer lending growth in New Zealand and Brazil.

     The net interest margin was little changed. The benefits of positive interest rate management in the treasury operations in the UK and improved margins in New Zealand more than offset lower margins earned on corporate and commercial lending balances due to competitive pressures and reductions in the margin in Brazil. Adverse exchange rate movements, mainly in Brazil, reduced net interest income by GBP59 million.

     Other income increased by GBP210 million, or 21 per cent; the inclusion of Chartered Trust for a full year accounted for GBP126 million of this increase giving an underlying growth of GBP84 million, or 9 per cent. There was a GBP54 million increase in operating lease rentals from Lloyds UDT and Lloyds TSB Leasing as a result of growth in the portfolio and a GBP26 million increase in fees from large corporate activity, factoring and following the completion of a number of high quality structured finance transactions. Income from share registration activities increased by GBP12 million and dealing profits from the treasury operations improved, benefiting from opportunities created from certain exposures arising within Lloyds TSB Group's insurance businesses.

     Overseas, other income decreased by GBP32 million as an increase in fee income in New Zealand of GBP10 million was more than offset by adverse exchange rate movements of GBP24 million and a reduction of GBP19 million in fee income from Lloyds TSB Group's overseas wealth management businesses, reflecting lower stock market values.

     Operating expenses increased by GBP160 million, or 12 per cent; the inclusion of Chartered Trust for a full year added GBP145 million of costs giving an underlying increase of GBP15 million. Operating lease depreciation within Lloyds UDT and Lloyds TSB Leasing increased by GBP13 million, despite a GBP23 million reduction in the depreciation charge on certain ship leases. Overseas, increased operating costs in New Zealand of GBP13 million and Brazil of GBP12 million, to support higher business volumes, were more than offset by a GBP46 million benefit from exchange rate movements.

     Provisions for bad and doubtful debts increased by GBP110 million, or 48 per cent; the inclusion of Chartered Trust for a full year resulted in an increase of GBP27 million giving an underlying growth of GBP83 million. The growth in the charge was mainly attributable to a GBP55 million increase in the general provision following economic difficulties in Argentina.

     The charge for provisions for bad and doubtful debts relating to the corporate and commercial lending portfolios increased by GBP53 million largely as a result of new provisions required against a small number of corporate exposures. There was an GBP18 million reduction in the charge against the consumer finance portfolio of Lloyds UDT due to improved credit control procedures.

     Amounts written off fixed asset investments increased by GBP8 million, or 57 per cent, following a provision of GBP7 million against the carrying value of certain Argentine government debt.

     In October 2001, Lloyds TSB Group sold its Brazilian fund management and private banking business, including its subsidiary, Lloyds TSB Asset Management S.A. to Banco Itau S.A. The net asset value of the business sold was less than GBP2 million and assets under management were approximately US$2,000 million. The sale of this business did not affect Lloyds TSB Group's other Brazilian businesses.

     Central group items

     Included within Central group items are the costs of Lloyds TSB Group support functions, the accrual for the annual payment to the Lloyds TSB Foundations, other finance income arising on the Lloyds TSB Group's post-retirement defined benefit schemes together with the cost of any benefit augmentations in those schemes, the net earnings on that part of Lloyds TSB Group's capital base which is not required to support the operations of the business units together with earnings on the emerging markets debt investment portfolio, and other items of income and expenditure managed centrally.



                                                           2002    2001   2000
                                                           GBPm    GBPm   GBPm

  Accrual for payment to Lloyds TSB Foundations             (33)    (36)   (34)
  Other finance income                                      165     307    424
  Pension scheme benefit augmentations                        -     (82)     -
  Earnings on surplus capital and the emerging markets        2      63     22
  debt investment portfolio
  Abbey National offer costs                                  -     (16)     -
  Central costs and other unallocated items                 (38)    (51)   (34)
  Profit before tax                                          96      185    378


     2002 compared with 2001

     The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly disabled and disadvantaged people, to play a fuller role in society. The Foundations receive one per cent of Lloyds TSB Group's pre-tax profit averaged over three years instead of the dividend on their shareholdings. See Note 40 to the Consolidated Financial Statements. The reduction in the charge in 2002 reflected the fall in Lloyds TSB Group profits.

     Other finance income at GBP165 million was GBP142 million, or 46 per cent, lower than in 2001, as a result of a reduced expected return on the pension scheme assets following the fall in their value during 2001, together with an increased charge in respect of the unwinding of the discount on the scheme liabilities. Costs of GBP82 million in 2001 in respect of benefit augmentations in the Lloyds TSB Group's main pension schemes were not repeated in 2002.

     Earnings on surplus capital and the emerging markets debt investment portfolio were GBP61 million lower due to increased interest expense following issues of subordinated debt during 2002 and a reduction in the level of surplus capital because of dividend payments and increased investment in the business units. Benefits realised in 2001 of GBP30 million from changes in interest rate hedging arrangements were not repeated.

     2001 compared with 2000

     The increased accrual for the payment to the Lloyds TSB Foundations in 2001 reflected continued growth in the average profitability of the Lloyds TSB Group. The reduction in other finance income reflected a lower level of assets held in the Group's defined benefit pension schemes at the start of 2001, coupled with lower expectations for market returns during that year. In 2001, costs of GBP82 million were incurred in augmenting certain benefits available from the Group's defined benefit pension schemes. Earnings on surplus capital and the emerging markets debt investment portfolio were GBP41 million better than in 2000. A full year's funding cost of the consideration for the acquisition of Scottish Widows, compared to ten months in 2000, was more than offset by the gradual build-up of surplus capital and some GBP30 million of benefits to Lloyds TSB Group capital from changes in interest rate hedging arrangements.

     During 2001, Lloyds TSB Group incurred costs of GBP16 million in connection with the proposed acquisition of Abbey National prior to the announcement by the Secretary of State for Trade and Industry that Lloyds TSB Group would not be permitted to proceed with an offer.

     Future accounting developments

Information concerning future accounting developments is provided in Note 48 to the Consolidated Financial Statements.

UK GAAP compared with US GAAP

     Under US GAAP, Lloyds TSB Group's net income for the year ended 31 December 2002 was GBP1,751 million (2001: GBP1,632 million) compared to GBP1,781 million (2001: GBP2,229 million) under UK GAAP. Reconciliations between the UK GAAP and US GAAP figures, together with detailed explanations of the accounting differences, are included in Note 48 to the Consolidated Financial Statements. Following a review of the Lloyds TSB Group's accounting treatment for derivatives held for risk management purposes, the US GAAP figures for 2001 and 2000 have been restated to reflect a revised interpretation of the accounting requirements. The effects of the restatement are set out on page F-67.

     The most significant areas of difference between UK GAAP and US GAAP which affect net income are as follows:

     Insurance accounting. Under UK GAAP applicable to banking groups, life assurance activities are accounted for using the embedded value basis of accounting which requires the recognition of the discounted value of the projected future net cash flows attributable to the shareholder at the point of sale. UK GAAP therefore results in a substantial proportion of the net profit accruing on a portfolio of life assurance polices being recognised at their inception. Under US GAAP income is recognised in the profit and loss account in the period in which it is earned and expenses in the period in which they are incurred. This results in a more even recognition of profit over the life of the related policies.

     Goodwill and intangible assets. Under US GAAP, following the full implementation of SFAS No. 142 in 2002, goodwill is no longer amortised through the profit and loss account. Goodwill continues to be amortised under UK GAAP, however the charge in the Lloyds TSB Group's profit and loss account is relatively small since the directors have decided that it is not appropriate to amortise the goodwill that arose on the acquisition of Scottish Widows in 2000. In 2001 and earlier years, prior to the full implementation of SFAS No. 142, the US GAAP amortisation charge was significantly higher than under UK GAAP, since US GAAP then required the amortisation of the Scottish Widows goodwill balance and of the goodwill arising, under US GAAP, from the business combination of Lloyds Bank Plc and TSB Group plc in 1995. Under UK GAAP the combination of Lloyds Bank Plc and TSB Group plc was accounted for as a merger.

     However, US GAAP net income is lower due to an amortisation charge in respect of customer related intangibles, the intangible assets representing the value of customer relationships associated with acquisitions, which are separately established under US GAAP.

     Derivative instruments held for risk management purposes. Under UK GAAP, derivatives held for risk management purposes are accounted for on an accruals basis, in line with the underlying instruments being hedged. Under US GAAP, because Lloyds TSB Group has elected not to satisfy the more onerous hedging criteria of SFAS No. 133 'Accounting for Derivative Instruments and for Hedging Activities' in respect of derivative contracts, these instruments are treated as trading, with the unrealised mark-to-market gains and losses taken to income as they arise and the resulting assets or liabilities recorded on the balance sheet. As Lloyds TSB Group will continue to hold a significant number of derivatives which are hedge accounted under UK GAAP this means that net income and shareholders' equity under US GAAP will be subject to increased volatility.

Average balance sheet and net interest income

     The following average balance sheet excludes the long-term assurance business assets and liabilities attributable to policyholders. The interest yields and costs for foreign office assets and liabilities are affected by Lloyds TSB Group's operations in Latin America. The countries in which Lloyds TSB Group operates are periodically subject to comparatively high rates of interest, which in certain instances in the tables below has had the effect of producing unusually high yields and costs.





                              2002                       2001                        2000
                 Average  Interest            Average  Interest          Average   Interest
                 balance    income  Yield     balance    income  Yield   balance     income  Yield
                    GBPm      GBPm      %        GBPm      GBPm      %      GBPm       GBPm      %

  Assets
  Treasury
  bills and
  other
  eligible
  bills
  Domestic
  offices         2,608         85    3.26      1,858        91    4.90        836         48     5.74
  Foreign
  offices           906        211   23.29      1,641       423   25.78      1,224        265    21.65
  Loans and
  advances to
  banks
  Domestic
  offices        11,839        470    3.97     12,086       692    5.73     13,384        828     6.19
  Foreign
  offices         2,275        129    5.67      2,308       153    6.63      2,332        180     7.72
  Loans and
  advances to
  customers
  Domestic
  offices        98,725      6,246    6.33     89,802     6,876    7.66     80,231      6,815     8.49
  Foreign
  offices        17,695      1,761    9.95     15,316     1,532   10.00     14,009      1,393     9.94
  Debt
  securities
  Domestic
  offices         8,661        347    4.01      4,394       230    5.23      3,882        252     6.49
  Foreign
  offices         6,022        220    3.65      4,397       300    6.82      2,827        271     9.59
  Lease and
  hire
  purchase
  receivables
  Domestic
  offices        13,069      1,078    8.25     13,104     1,061    8.10     12,241        984     8.04
  Foreign
  offices            18          2   11.11         39         6   15.38         56         18     32.1
  Total
  interest-
  earning assets
  of banking
  book          161,818     10,549    6.52    144,945    11,364    7.84    131,022     11,054     8.44
  Total
  interest-
  earning assets
  of
  trading
  book           15,518        602    3.88     12,252       544    4.44     10,189        511     5.02
  Total
  interest-
  earning
  assets        177,336     11,151    6.29    157,197    11,908    7.58    141,211     11,565     8.19
  Provisions
  for bad and
  doubtful
  debts          (1,623)                       (1,489)                      (1,531)
  Non-interest
  earning
  assets
  Domestic
  offices        19,941                        20,653                       19,389
  Foreign
  offices         2,822                         2,255                        2,121
  Total
  average
  assets and
  interest
  income        198,476      11,151    5.62   178,616    11,908    6.67    161,190      11,565    7.17
  Percentage
  of assets
  applicable
  to foreign
  activities
  (in %)           14.8                          14.3                         13.8




                              2002                       2001                        2000
                 Average                      Average                      Average
                interest       Net      Net  interest       Net      Net  interest        Net       Net
                 earning  interest interest   earning  interest interest   earning   interest  interest
                  assets    income   margin    assets    income   margin    assets     income    margin
                    GBPm      GBPm        %      GBPm      GBPm        %      GBPm       GBPm         %
  Average
  interest-
  earning assets
  and net
  interest
  income:
  Banking
  business      161,818      5,171    3.20    144,945     4,922    3.40    131,022      4,587     3.50

  Trading
  business       15,518          -       -     12,252         -       -     10,189          -        -

  Net yield
  on
  interest-
  earning
  assets        177,336      5,171    2.92    157,197     4,922    3.13    141,211      4,587     3.25




                              2002                       2001                        2000
                 Average  Interest            Average  Interest          Average   Interest
                 balance   expense   Cost     balance   expense   Cost   balance    expense   Cost
                    GBPm      GBPm      %        GBPm      GBPm      %      GBPm       GBPm      %

  Liabilities
  and
  shareholders'
  equity
  Deposits by
  banks
  Domestic
  offices         12,587       322   2.56      13,452       658    4.89    9,057        490   5.41
  Foreign
  offices          4,234       137   3.24       3,949       288    7.29    3,506        247   7.05
  Liabilities
  to banks
  under sale
  and
  repurchase
  agreements
  Domestic
  offices          2,799        80   2.86       1,547        74    4.78    2,022        113   5.59
  Foreign
  offices            457        77  16.85         671       110   16.39      300         68  22.67
  Customer
  accounts
  Domestic
  offices         82,009     2,240   2.73      72,633     2,724    3.75   72,071      3,232   4.48
  Foreign
  offices         11,265       993   8.81      10,877       924    8.49   10,326        801   7.76
  Liabilities
  to customers
  under sale
  and
  repurchase
  agreements
  Domestic
  offices          2,898       135   4.66       1,552        73    4.70      551         35   6.35
  Foreign
  offices            140         4   2.86         128         4    3.13      127          4   3.15
  Debt
  securities in
  issue
  Domestic
  offices         14,750       498   3.38      12,716       713    5.61    8,136        620   7.62
  Foreign
  offices          7,953       355   4.46       6,052       359    5.93    4,707        366   7.78
  Subordinated
  liabilities
  Domestic
  offices         10,921       526   4.82       9,333       506    5.42    7,383        481   6.51
  Foreign
  offices            190        11   5.79         158         9    5.70      162         10   6.17
  Total
  interest-
  bearing
  liabilities
  of
  banking
  book           150,203     5,378   3.58     133,068     6,442    4.84  118,348      6,467   5.46
  Total
  interest-
  bearing
  liabilities
  of
  trading
  book            15,518       602   3.88      12,252       544    4.44   10,189        511   5.02
  Total
  interest-
  bearing
  liabilities    165,721     5,980   3.61     145,320     6,986    4.81  128,537      6,978   5.43

  Interest-free
  liabilities
  Minority
  interests and
  shareholders'
  funds
  Domestic
  offices          8,522                       10,609                     11,115
  Foreign
  offices          2,801                        2,225                      1,930
  Non-interest
  bearing
  customer
  accounts
  Domestic
  offices          5,985                        6,182                      6,058
  Foreign
  offices            789                          595                        635
  Other
  interest-free
  liabilities
  Domestic
  offices         13,118                       12,721                     12,430
  Foreign
  offices          1,540                          964                        485
  Total
  liabilities    198,476     5,980   3.01     178,616     6,986    3.91  161,190      6,978   4.33

  Percentage of
  liabilities
  applicable to
  foreign
  activities
  (in %)            14.2                         14.1                       13.7


Net interest margin for the banking book


                                           2002    2001   2000
                                             %      %      %

                   Domestic offices         3.28    3.47   3.58
                   Foreign offices          2.77    3.04   3.09
                   Group margin             3.20    3.40   3.50


     Loans and advances to banks and customers include non-performing loans. Interest receivable on such loans has been included to the extent to which either cash payments have been received, in accordance with Lloyds TSB Group's policy on income recognition.

     Approximately 85 per cent of the value of the balances are calculated on a daily basis with balances held by Lloyds TSB Group's leasing and asset finance businesses averaged on a monthly basis. Management believes that the interest rate trends are substantially the same as they would be if all balances were averaged on the same basis.

Changes in net interest income - volume and rate analysis

     The following table allocates changes in net interest income between volume and rate for 2002 compared with 2001 and for 2001 compared with 2000. Where variances have arisen from both changes in volume and rate these are allocated to volume.


                           2002 compared with 2001          2001 compared with 2000
                              Increase/(decrease)             Increase/(decrease)

                         Total                          Total
                        change     Volume     Rate     change      Volume     Rate
                          GBPm       GBPm     GBPm       GBPm        GBPm     GBPm

  Interest
  receivable
  and
  similar
  income
  Treasury
  bills and
  other
  eligible
  bills
  Domestic
  offices                  (6)          24     (30)        43          50       (7)
  Foreign
  offices                (212)        (171)    (41)       158         107       51
  Loans and
  advances
  to banks
  Domestic
  offices                (222)         (10)   (212)      (136)        (74)     (62)
  Foreign
  offices                 (24)          (2)    (22)       (27)         (2)     (25)
  Loans and
  advances
  to
  customers
  Domestic
  offices                (630)         565  (1,195)        61         733     (672)
  Foreign
  offices                 229          237      (8)       139         131        8
  Debt
  securities
  Domestic
  offices                 117          171     (54)       (22)         27      (49)
  Foreign
  offices                 (80)          59    (139)        29         107      (78)
  Lease and
  hire
  purchase
  receivables
  Domestic
  offices                  17           (3)     20         77          70        7
  Foreign
  offices                  (4)          (2)     (2)       (12)         (3)      (9)
  Total
  banking
  book
  interest
  receivable
  and
  similar
  income                 (815)          868 (1,683)       310       1,146     (836)
  Total
  trading
  book
  interest
  receivable
  and
  similar
  income                   58           127    (69)        33          92      (59)
  Total
  interest
  receivable
  and
  similar
  income                 (757)          995 (1,752)       343       1,238     (895)

  Interest
  payable
  Deposits
  by banks
  Domestic
  offices                (336)          (22)  (314)       168         215      (47)
  Foreign
  offices                (151)            9   (160)        41          32        9
  Liabilities
  to
  banks
  under
  sale and
  repurchase
  agreements
  Domestic
  offices                   6            36     (30)      (39)        (23)     (16)
  Foreign
  offices                 (33)          (36)      3        42          61      (19)
  Customer
  accounts
  Domestic
  offices                (484)          256    (740)     (508)         21     (529)
  Foreign
  offices                  69            34      35       123          47       76
  Liabilities
  to
  customers
  under
  sale and
  repurchase
  agreements
  Domestic
  offices                  62            63      (1)       38          47       (9)
  Foreign
  offices                   -             -       -         -           -        -
  Debt
  securities
  in issue
  Domestic
  offices                (215)           69    (284)       93         257     (164)
  Foreign
  offices                  (4)           85     (89)       (7)         80      (87)
  Subordinated
  liabilities
  Domestic
  offices                  20            76     (56)       25         106      (81)
  Foreign
  offices                   2             2       -        (1)          -       (1)
  Total
  banking
  book
  interest
  payable              (1,064)          572  (1,636)      (25)        843     (868)
  Total
  trading
  book
  interest
  payable                  58           127     (69)       33          92      (59)
  Total
  interest
  payable              (1,006)          699  (1,705)        8         935     (927)


Enterprise-wide risk management

     Lloyds TSB Group has adopted an enterprise-wide framework for the identification, assessment and management of risk, designed to meet its customers' needs and maximise shareholder value by aligning risk management with the corporate strategy; assessing the impact of emerging risks from new technologies or markets; and developing risk tolerances and mitigating strategies.

     Enterprise-wide risk management ("EWRM") is founded on four principal concepts: strong risk governance; empowerment; competitive advantage; and common risk language.

       Strong Risk                                  Common
       Governance                            Risk Language


                          Current and
                        Emerging Risks


                                                Competitive
        Empowerment                               Advantage



Strong risk governance

     The risk governance structure is designed to create a risk-aware culture in which the nature and size of risks are well understood, and business decisions strike a balance between risk and reward which is consistent with the Lloyds TSB Group's risk appetite, whilst maximising shareholder value. The governance structure is based on the following elements:

     The Board is responsible for determining the long-term strategy of the business, the markets in which the Lloyds TSB Group will operate and the level of risk acceptable to the Lloyds TSB Group in each area of its business.

     The Group Executive Committee is responsible to the Group Chief Executive for the development and implementation of strategy, operational plans, policies and budgets. It monitors operating and financial performance, assesses and controls risk, and prioritises and allocates resources.

     The Group Risk Committee is responsible to the Group Executive Committee for protecting shareholder value through assessment and control of the high level risks assumed by the Lloyds TSB Group; approving the Lloyds TSB Group's high level policies; ensuring that the necessary culture, practices and systems are in place to enable the Lloyds TSB Group to meet its internal and external obligations; and reviewing the allocation and deployment of capital at risk, taking into account the Lloyds TSB Group's risk appetite.

     The Director of Group Risk Management is responsible for the implementation of risk policy and the provision of independent assurance to the Audit Committee and Board, who receive regular reports on risk issues prepared by Group Risk Management. The Director of Group Risk Management reports to the Group Chief Executive and has access to the Chairman and members of senior management; he is also a member of the Group Risk Committee.

     The diagram below sets out the existing risk governance structure, but during 2003 the Lloyds TSB Group is carrying out a wide-ranging review aimed at further improving the risk governance framework which is likely to lead to changes before the end of the year.



                                        Board


                          Audit      Group Chief   Chairman's
                        Committee     Executive     Committee


          External
          Auditors

                       Group Risk    Group Risk  Group Executive        ALCO
                       Management     Committee     Committee

         Regulators

                                                    Business
                                                      Units

Empowerment

     The directors of the Lloyds TSB Group's business units have primary responsibility for measuring, monitoring and controlling risks within their areas of accountability. They are empowered to establish control frameworks for their businesses that are consistent with the Lloyds TSB Group's high level policies and within parameters set by Group Risk Management.

Competitive Advantage

The EWRM model strengthens the Lloyds TSB Group's ability to identify and assess risks; aggregate risks and define the corporate risk appetite; develop solutions for reducing or transferring risk, where appropriate; and exploit risks to gain competitive advantage, thereby increasing shareholder value.

Common Risk Language

     The Lloyds TSB Group has adopted a risk language in which all risks are classified by one or more of the following 11 Risk Drivers:

                        Governance, People and Organisation
                          Strategy                 Product and Service
                           Credit                       Financial
                           Market                  Customer Treatment
                         Insurance                Legal and Regulatory
                        Operational                 Change Management

     The Lloyds TSB Group's high level policy and reporting to the Group Risk Committee, Audit Committee and Board have been aligned to the Risk Drivers. Roll-out of the risk language to the business has commenced and will be completed during 2003, ensuring a consistent approach to classifying and describing risks.

Governance, People and Organisation

Definition

     The risk of loss from poor corporate governance at Group and business unit level, sub-optimal organisational structuring, or failure to recruit, manage and retain appropriate skilled staff to achieve business objectives.

Lloyds TSB Group Policy Manual

     The Lloyds TSB Group's policy for managing Governance, People and Organisation risk is set out in the Lloyds TSB Group Policy Manual, which is approved by the Group Risk Committee. The salient elements of the policy are summarised below.

Governance and Organisation

The Lloyds TSB Group's governance and organisation policy is to:

- Organise itself into three principal business units (UK Retail Banking and Mortgages, Wholesale and International Banking, and Insurance and Investments) with centralised IT and operational support. These units are run in a manner consistent with strategic direction from the Board, tight financial and operating controls and the prudent management of risk.

- Develop and maintain a strong risk management and control culture across all businesses.

- Follow industry best practice on corporate governance, and conduct business with integrity, due skill, care and diligence.

Management of Risks

     The Lloyds TSB Group sets high standards for the conduct of its business and values its reputation. Responsibility for establishing an effective organisational structure is vested in Group and business unit management. Sound internal risk management practices are promoted through business unit directors who are responsible for identifying, measuring, monitoring and controlling the risks within their specific areas of accountability.

     The Lloyds TSB Group seeks to identify and classify risks in a timely manner. The likelihood of risks crystallising and the significance of the consequent impact on the business, the Lloyds TSB Group and its customers are evaluated. The Lloyds TSB Group's business control environment ensures effective and efficient operational management; reliability, integrity and consistency of financial and other reporting; and compliance with governing laws and regulations. Business unit directors ensure that material risks are reported to the relevant Group Executive Director and to Group Risk Management.

Information and  Communication

     It is the Lloyds TSB Group's policy for the Board and senior management at both Group and business unit level to receive relevant, reliable and timely management information in line with business objectives to ensure that activities are appropriately controlled, key risks are identified and monitored, decisions are implemented and regulatory obligations are met.

Audit Responsibilities  and Rights

     Group Audit independently reviews adherence to the policies and processes that make up the control environment, disseminating best practices throughout the Lloyds TSB Group in the course of its monitoring and corrective action activities. The Group Audit Director meets regularly with the Group Chief Executive and periodically with the Audit Committee.

People

     The Lloyds TSB Group's approach to people management is to employ skilled, committed staff, working as a team for the benefit of customers and shareholders, who are given the opportunity to fulfil their potential; employ the highest ethical standards of behaviour and best practice management principles; and recruit on the basis of ability and competence.

Standards of Behaviour

     The Lloyds TSB Group seeks to ensure that its employees act with integrity and seek to deliver high levels of customer service. It promotes a working environment free from discrimination, harassment, bullying or victimisation of any kind. Employees are encouraged and expected to alert management to suspected misconduct, fraud or other serious malpractice.

Performance and Reward Management

The Lloyds TSB Group seeks to:

- Ensure that all employees understand their role, the purpose of the role and where it fits into the wider team and organisational context.

- Manage and measure employees' performance and contribution to collective goals.

- Recognise the contribution of individuals in the context of the pay market and the performance of the business in which they work, and reward appropriately.

Training and Development

The Lloyds TSB Group believes that:

-   Long term success depends on the quality and skills of its staff.

- It has a joint responsibility with employees for their personal and career development to improve current performance and to enhance future prospects.

Strategy Risk

Definition

     The risk arising from the adoption of the Lloyds TSB Group's agreed strategy and its implementation at corporate or business unit level.

Processes

The Lloyds TSB Group's governing objective is to maximise value for its shareholders by:

-     Being first choice for its customers.

-     Being a leader in its chosen markets.

-     Driving down day-to-day costs to facilitate investment.

     The risks arising from the adoption of the Lloyds TSB Group's strategy at corporate and business unit level are managed by a number of processes.

     A common approach is applied across the Lloyds TSB Group to assess the creation of shareholder value. This is measured by economic profit (the profit attributable to shareholders, less a notional charge for the equity invested in the business). The focus on economic profit allows the Lloyds TSB Group to compare the returns being made on capital employed in each business. The use of risk-based economic capital and regulatory capital is closely monitored at business unit and Group level. The Lloyds TSB Group's economic capital model covers credit, market, insurance, business and operational risks.

     A rigorous annual strategic planning process is conducted at Group and business unit level and includes a quantitative and qualitative assessment of the risks in the Lloyds TSB Group plan.

     The Lloyds TSB Group's strategy and those of its constituent business units are reviewed and approved by the Board. Regular reports are provided to the Group Executive Committee and the Board on the progress of the Group's key strategies and plans.

     Revenue  and  capital   investment   decisions  require  additional  formal
assessment and approval. Formal risk assessment is conducted as part of the financial approval process.

     Company mergers and acquisitions require specific approval by the Board. In addition to the standard due diligence conducted during a merger or acquisition, Group Risk Management conducts an independent risk assessment of the target company and its proposed integration into the Lloyds TSB Group.

Credit Risk

Definition

     The risk of loss arising from counterparty default subsequent to the provision of credit facilities (both on and off-balance sheet).

Measurement

     The Lloyds TSB Group has dedicated standards, policies and procedures to control and monitor credit and related risks. Examples of the way in which such risks are measured include:

     Group Rating System - all business units are required to operate an authorised rating system that complies with the Lloyds TSB Group's standard methodology. The Lloyds TSB Group uses a 'Master Scale' rating structure with ratings corresponding to a range of probability of future default.

     Portfolio Analysis - in conjunction with Group Risk Management, business units identify and define portfolios of credit and related risk exposures and the key benchmarks, behaviours and characteristics by which those portfolios are managed in terms of credit risk exposure. This entails the production and analysis of regular portfolio monitoring reports for review by Group Risk Management.

     To further enhance the ability to measure and predict future risk, the Lloyds TSB Group continues to develop new policies and risk management systems.

Limits

     A number of tools, including Group-level credit policy where appropriate, are used to control the Lloyds TSB Group's exposure to undue levels of credit risk:

     Counterparty Limits - exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities. Approval requirements for each decision are based on the transaction amount, the customer's aggregate facilities, credit risk ratings and the nature and term of the risk. Regular reports on significant credit exposures are provided to the Group Executive Committee and Board.

     Bank Exposures - an in-house proprietary rating system is used to approve bank facilities, which are sanctioned on a Group-wide basis.

     Cross-border Exposures - Country limits are authorised and managed by a dedicated unit, using an in-house rating system, which takes into account economic and political factors.

     Concentration Risk - formulation of concentration limits on certain industries and sectors. Group Risk Management sets Sector Caps that reflect risk appetite, and monitors exposures to prevent excessive concentration of risk.

     Credit Risk Arising from the Use of Derivatives - Note 45a on page F-53 shows the total notional principal amount of interest rate, exchange rate and equity contracts outstanding at 31 December 2002. The notional principal amount does not, however, represent the Lloyds TSB Group's real exposure to credit risk, which is limited to the current cost of replacing contracts with a positive value to the Lloyds TSB Group, should the counterparty default. This replacement cost is also shown in Note 45a. To reduce credit risk the Lloyds TSB Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure.

     Credit Derivatives - these are a method of transferring credit risk from one counterparty to another and of managing exposure to selected counterparties. Credit derivatives include credit swaps, credit spread options and credit linked notes. Lloyds TSB Group has limited exposure to such instruments.

Processes

     The   processes   by   which   Group   Risk   Management   discharges   its
responsibilities in respect of credit risk include the following:

     - Formulation of high-level credit policies designed to ensure a balanced and managed approach to the identification and mitigation of credit risk.

     - Provision of lending guidelines. These define the responsibilities for lending officers and provide a disciplined and focused benchmark for credit decisions.

     - Group Risk Management has direct involvement in the sanctioning of counterparty limits over defined thresholds and also notes decisions made within business unit and divisional credit functions to ensure appropriate oversight. Such activities assist not only in the management of the overall portfolio but also provide essential input to the development and maintenance of robust credit policies.

     - Sector Caps, encompassing both industry sectors and specific product types are established by Group Risk Management to communicate Lloyds TSB Group's risk appetite for specific types of business, primarily in the non-retail markets.

     - Establishment and maintenance of the Lloyds TSB Group's large exposure and provisioning policies, in accordance with regulatory reporting requirements.

     - Monitoring of scorecards. The Lloyds TSB Group utilises statistically-based decisioning techniques (primarily credit scoring and performance scoring) for its principal consumer lending portfolios. Group Risk Management reviews and monitors new and material changes to scorecards.

     - Maintenance of a facilities database. Group Risk Management operates a centralised database of large corporate, sovereign and bank facilities designed to ensure a consistent aggregation policy is maintained throughout the Lloyds TSB Group.

     - Monitoring and controlling residual value risk exposure. The Lloyds TSB Group's appetite for such exposure is communicated to the business by a series of time referenced Sector Caps, ensuring an acceptable distribution of future risk.

     - Communication and provision of general guidance on all credit-related risk issues, including regulatory changes and environmental risk policy, to promote consistent and best practice throughout the Lloyds TSB Group.

     Day-to-day credit management and asset quality within each business unit is primarily the responsibility of the relevant business unit director. Such responsibility is fulfilled by:

     - Each business unit having in place established credit processes which are consistent with the corresponding Lloyds TSB Group policies.

     - Authority to delegate lending authorities within business units resting with officers holding divisional delegated lending authority. All material authorities are advised to Group Risk Management.

     - Specialist units established within Lloyds TSB Group businesses to provide, for example: intensive management and control; security perfection, maintenance and retention; expertise in documentation for lending and associated products; sector-specific expertise; and legal services applicable to the particular market place and product range offered by the business unit.

Loan portfolio
Analysis of loans and advances to customers and banks
The following table analyses loans to banks and customers by geographical area and type of loan at 31 December for each of the five years listed.


                                  2002       2001      2000      1999      1998
                                  GBPm       GBPm      GBPm      GBPm      GBPm

  Domestic:
  Loans and advances to
  banks                         15,291     12,737    13,165    14,341    15,905
  Loans and advances to
  customers:
  Mortgages                     62,467     56,578    52,659    47,451    44,660
  Other personal lending        14,931     12,784    11,138    10,092     9,570
  Agriculture, forestry and
  fishing                        2,076      2,074     2,026     2,183     2,052
  Manufacturing                  3,373      3,321     3,357     3,262     2,987
  Construction                   1,482      1,309     1,016       754       671
  Transport, distribution
  and hotels                     4,696      4,440     3,836     3,540     3,308
  Financial, business and
  other services                 8,352      8,736     9,295     6,614     5,029
  Property companies             4,008      2,907     2,470     2,303     2,304
  Lease financing                7,285      7,552     8,070     8,369     8,165
  Hire purchase                  5,990      5,345     5,172     3,674     3,701
  Other                          3,397      2,992     2,526     2,127     1,921
  Total domestic loans         133,348    120,775   114,730   104,710   100,273
  Foreign:
  Loans and advances to
  banks                          2,239      2,489     2,131     2,628     2,606
  Loans and advances to
  customers:
  Mortgages                      4,763      3,467     3,490     3,558     3,187
  Other personal lending         1,098      1,672     1,602     1,784     1,832
  Agriculture, forestry and
  fishing                        2,220      1,708     1,528     1,606     1,703
  Manufacturing                  1,608      2,004     1,730     945         976
  Construction                     328        304       190       158       155
  Transport, distribution
  and hotels                     2,459      2,570     2,166     1,638     1,082
  Financial, business and
  other services                 3,196      2,631     2,174     2,553     2,542
  Property companies             1,117        896       637       470       428
  Lease financing                   15         33        53        79       136
  Hire purchase                      -          -         -         -        19
  Other                          1,436      1,148       807       581       374
  Total foreign loans           20,479     18,922    16,508    16,000    15,040
  Total loans                  153,827    139,697   131,238   120,710   115,313
  Less provision for loan
  losses                        (1,767)    (1,468)   (1,426)   (1,414)   (1,462)
  Less interest held in
  suspense                         (57)       (70)      (90)     (100)     (145)
  Total loans and advances
  net of provisions and
  interest held in
  suspense                     152,003    138,159   129,722   119,196   113,706





                                  2002       2001      2000      1999      1998
                                  GBPm       GBPm      GBPm      GBPm      GBPm

  Analysis of foreign loans by
  region:
  Loans and advances to customers:
  New Zealand                   10,447      8,435     7,368     7,659     7,310
  Latin America                  1,591      2,347     2,222     1,761     2,120
  Rest of the world              6,202      5,651     4,787     3,952     3,004
                                18,240     16,433    14,377    13,372    12,434
  Loans and advances to banks:
  New Zealand                      622        534       357       467       375
  Latin America                     52        209       105       190       148
  Rest of the world              1,565      1,746     1,669     1,971     2,083
                                 2,239      2,489     2,131     2,628     2,606
  Total foreign loans           20,479     18,922    16,508    16,000    15,040



The classification of lending as domestic or foreign is based on the location of the office recording the transaction, except for certain lending of the international business booked in London.

Summary of loan loss experience

     The following table analyses the movements in the allowance for loan losses for each of the five years listed.


                                          2002     2001    2000    1999    1998
                                          GBPm     GBPm    GBPm    GBPm    GBPm

  Balance at beginning of period
  Domestic                               1,162    1,129   1,134   1,126   1,252
  Foreign                                  306      297     280     336     519
  Total balance at beginning of
  period                                 1,468    1,426   1,414   1,462   1,771
  Exchange and other adjustments           (55)     (14)     51     (49)    (30)
  Advances written off:
  Domestic:
  Loans and advances to customers:
  Mortgages                                (21)     (23)    (35)    (30)    (38)
  Other personal lending                  (530)    (438)   (399)   (364)   (279)
  Agriculture, forestry and
  fishing                                   (2)      (9)    (12)    (14)     (9)
  Manufacturing                            (25)     (18)    (13)    (33)    (33)
  Construction                             (17)      (8)     (9)    (10)     (6)
  Transport, distribution and
  hotels                                   (27)     (34)    (27)    (46)   (108)
  Financial, business and other
  services                                 (53)     (44)    (28)    (40)    (34)
  Property companies                       (19)     (21)    (17)    (24)    (45)
  Lease financing                          (17)     (11)    (12)    (14)    (30)
  Hire purchase                            (74)     (86)    (69)    (29)     (5)
  Other                                     (2)      (9)      -      (6)      -
  Total domestic                          (787)    (701)   (621)   (610)   (587)
  Foreign                                  (91)    (184)   (124)   (134)   (372)
  Total advances written off              (878)    (885)   (745)   (744)   (959)
  Recoveries of advances written off:
  Domestic:
  Loans and advances to customers:
  Mortgages                                  5       17      12      11       9
  Other personal lending                    81       80      63      60      27
  Agriculture, forestry and
  fishing                                    3        4       2       2       4
  Manufacturing                             17        5       6      11      14
  Construction                               3        2       2       1       2
  Transport, distribution and
  hotels                                    12       10      11       7      15
  Financial, business and other
  services                                  13       11      10       6      10
  Property companies                        10        6       5       7      20
  Lease financing                            3        4       5       5       3
  Hire purchase                             17       23      24      10       7
  Other                                      1        3       -       1       -
  Total domestic                           165      165     140     121     111
  Foreign                                   38       29      25       9      14
  Total recoveries of advances written
  off                                      203      194     165     130     125



                                          2002     2001    2000    1999    1998
                                          GBPm     GBPm    GBPm    GBPm    GBPm

  Net advances written
  off:
  Domestic                                (622)    (536)    (481)   (489)  (476)
  Foreign                                  (53)    (155)     (99)   (125)  (358)
  Total net advances
  written off                             (675)    (691)    (580)   (614)  (834)
  Provision for loan
  losses charged
  against income
  for the year
  Domestic:
  Loans and advances
  to customers:
  Mortgages                                 (5)       2       (4)      9     34
  Other personal
  lending                                  489      403      323     379    201
  Agriculture,
  forestry and
  fishing                                    -        3       (6)     (4)    31
  Manufacturing                             31       40       21      28     20
  Construction                              14       (2)       1       5      8
  Transport,
  distribution and
  hotels                                    28       28        3      23      7
  Financial, business
  and other
  services                                 107       39       12      16     40
  Property
  companies                                 (1)       4        8       4    (19)
  Lease financing                            3        5        8      14      8
  Hire purchase                             82       67       52      31     26
  Other specific
  provisions                                38       23       15      (5)    14
  General
  provisions                                14      (42)      (7)      -     (7)
  Total domestic                           800      570      426     500    363
  Foreign                                  229      177      115     115    192
  Total provision for
  loan losses charged
  against income for
  the year                               1,029      747      541     615    555
  Balance at end of
  period
  Domestic                               1,344    1,162    1,129   1,134   1,126
  Foreign                                  423      306      297     280     336
  Total balance at end
  of period                              1,767    1,468    1,426   1,414   1,462
  Ratio of net
  write-offs during
  the period to
  average loans
  outstanding during
  the period                             0.5%      0.6%    0.5%    0.6%    0.9%


The following table analyses the coverage of the allowance for loan losses by category of loans.


                          2002                  2001                 2000                   1999                  1998

                           Percentage             Percentage             Percentage             Percentage              Percentage
                                   of                     of                     of                     of                      of
                             loans in               loans in               loans in               loans in                loans in
                                 each                   each                   each                   each                    each
                             category               category               category               category                category
                                   to                     to                     to                     to                      to
                                total                  total                  total                  total                   total
                  Allowance     loans    Allowance     loans    Allowance     loans     Allowane     loans     Allowance     loans
                       GBPm         %         GBPm         %         GBPm         %         GBPm         %          GBPm         %

  Balance at
  period end
  applicable
  to:
  Domestic:
  Loans and
  advances to
  banks                    -       9.9            -       9.1            -      10.0           -      11.9             -      13.8
  Loans and
  advances to
  customers:
  Mortgages               25      40.7           44      40.5           48      40.1          75      39.3            85      38.7
  Other
  personal
  lending                447       9.7          407       9.2          362       8.5         358       8.4           283       8.3
  Agriculture,
  forestry
  and
  fishing                 10       1.3            9       1.5           11       1.5          27       1.8            43       1.8
  Manufacturing          121       2.2           98       2.4           71       2.6          57       2.7            51       2.6
  Construction             7       1.0            7       0.9           15       0.8          21       0.6            25       0.6
  Transport,
  distribution
  and
  hotels                  67       3.1           54       3.2           50       2.9          63       2.9            79       2.9
  Financial,
  business
  and other
  services               136       5.4           65       6.3           59       7.1          65       5.5            83       4.3
  Property
  companies                8       2.6           18       2.1           29       1.9          33       1.9            46       2.0
  Lease
  financing                7       4.7           18       5.4           20       6.2          16       6.9            11       7.1
  Hire
  purchase               123       3.9           98       3.8           94       3.9          49       3.0            37       3.2
  Other                   65       2.2           30       2.1           15       1.9           9       1.8            18       1.7
  Total
  domestic             1,016      86.7          848      86.5          774      87.4         773      86.7           761      87.0

  Foreign                318      13.3          251      13.5          295      12.6         280      13.3           336      13.0

  General
  provision              433         -          369         -          357         -         361         -           365         -

  Total
  balance at
  period end           1,767     100.0        1,468     100.0        1,426     100.0       1,414     100.0         1,462     100.0

Risk elements in the loan portfolio

     Non-accrual, past due and restructured loans

     The following discussion consists of an analysis of credit risk elements by categories which reflect US lending and accounting practices. These differ from those employed in the UK. In particular:

     Suspended interest and non-performing lending

     In accordance with the UK British Bankers' Association Statement of Recommended Practice on Advances, Lloyds TSB Group continues to accrue interest, where appropriate, on doubtful debts when there is a realistic prospect of recovery. This accrued interest is charged to the customer's account but it is not applied to income; it is placed on a suspense account and only taken to income if there ceases to be significant doubt about its being paid. Loans are transferred to non-accrual status where the operation of the customer's account has ceased. The lending is managed by specialist recovery departments and is written down to its estimated realisable value. Interest is not added to the lending or placed on a suspense account as its recovery is considered unlikely; it is only taken to income if it is received.

     In the US, it is the normal practice to stop accruing interest when payments are 90 days or more past due or when recovery of both principal and interest is doubtful. When the loans are transferred to non-accrual status, accrued interest is reversed from income and no further interest is recognised until it becomes probable that the principal and interest will be repaid in full. Loans on which interest has been accrued but suspended would be included in risk elements as loans accounted for on a non-accrual basis.

     In addition, in the US non-performing loans and advances are typically written off more quickly than in the UK. Consequently a UK bank may appear to have a higher level of non-performing loans and advances than a comparable US bank although the reported income is likely to be similar in both the US and the UK.

     Troubled debt restructurings

     In the US, loans whose terms have been modified due to problems with the borrower are required to be separately disclosed. If the new terms were in line with market conditions at the time of the restructuring and the restructured loan remains current as to repayment of principal and interest then the disclosure can be discontinued at the end of the first year.

There are no similar disclosure requirements in the UK.

     Potential problem loans

     Potential problem loans are loans where known information about possible credit problems causes management to have concern as to the borrowers' ability to comply with the present loan repayment terms. Interest continues to be accrued to the profit and loss account until, in the opinion of management, its ultimate recoverability becomes doubtful.

     Assets acquired in exchange for advances

     In most circumstances in the US, title to property securing residential real estate transfers to the lender upon foreclosure. The loan is written off and the property acquired in this way is reported in a separate balance sheet category with any recoveries recorded as an offset to the provision for loan losses recorded in the period. Upon sale of the acquired property, gains or losses are recorded in the income statement as a gain or loss on acquired property.

     In the UK, although a bank is entitled to enforce a first charge on a property held as security, it typically does so only to the extent of enforcing its power of sale. In accordance with UK GAAP and industry practice, Lloyds TSB Group takes control of a property held as collateral on a loan at repossession but title does not transfer to it. Loans subject to repossession continue to be reported as loans in the balance sheet although the accrual of interest is suspended. Any gains or losses on sale of the acquired property are recorded within the provision for loan losses during the reporting period.

     The difference in practices has no effect on net income reported in the UK compared to that reported in the US but it does result in a difference in classification of losses and recoveries in the income statement. It also has the effect of causing UK banks to report an increased level of non-performing loans compared with US banks.

The following table analyses risk elements in the loan portfolio as at 31 December for the last five years:


                                           2002     2001    2000    1999    1998
                                           GBPm     GBPm    GBPm    GBPm    GBPm

  Loans accounted for on a non-accrual
  basis:
  Domestic offices                          421      278     223     209     287
  Foreign offices                           241      101     181     139     130
  Total non-accrual loans                   662      379     404     348     417
  Accruing loans on which:
  - interest is being placed in
  suspense:
  Domestic offices                          553      637     617     502     479
  Foreign offices                           199      206     238     217     292
  Total suspended interest loans            752      843     855     719     771
  - interest is still being accrued
  and taken to profit,
  and against which specific
  provisions have been made:
  Domestic offices                        1,217    1,265   1,713   1,924   2,056
  Foreign offices                            66       75     101      74      75
  Total accruing loans against which
  specific provisions
  have been made                          1,283    1,340   1,814   1,998   2,131
  - interest is still being accrued
  and taken to profit,
  the lending is contractually past
  due 90 days or
  more as to principal or interest,
  but against which
  no provisions have been made:
  Domestic offices                          776      693     520     506     313
  Foreign offices                            34       37      33      15       -
  Total accruing loans against which
  no provisions
  have been made                            810      730     553     521     313
  Troubled debt restructurings:
  Domestic offices                            1        1       2      10       1
  Foreign offices                             2        9      12      10       1
  Total troubled debt
  restructurings                              3       10      14      20       2
  Total non-performing lending:
  Domestic offices                        2,968    2,874   3,075   3,151   3,136
  Foreign offices                           542      428     565     455     498
  Total non-performing lending            3,510    3,302   3,640   3,606   3,634


     Interest forgone on non-performing lending

     The table below summarises the interest forgone on loans accounted for on a non-accrual basis and troubled debt restructurings:


                                                                          2002
                                                                           GBPm

  Domestic lending:
  Interest income that would have been recognised under original
  contract terms                                                          30
  Interest income included in profit                                      25
  Interest forgone                                                         5
  Foreign lending:
  Interest income that would have been recognised under original
  contract terms                                                          17
  Interest income included in profit                                       6
  Interest forgone                                                        11


     Potential problem loans

     In addition to the non-performing lending disclosed above, lendings which were current as to payment of interest and principal but where concerns existed about the ability of the borrowers to comply with loan repayment terms in the near future were as follows:


                                         2002     2001    2000   1999   1998
                                         GBPm     GBPm    GBPm   GBPm   GBPm

      Potential problem lending         1,734    1,423   1,142    936    958


     The figures shown for potential problem lending are not indicative of the losses that might arise should the credit quality of this lending deteriorate since they do not take into account security held.

     Cross border outstandings

     The business of Lloyds TSB Group involves significant exposures in non-local currencies. These cross border outstandings comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in non-local currency. The following tables analyse, by type of borrower, foreign outstandings which individually represent in excess of 1 per cent of Lloyds TSB Group's total assets.


                                                        Banks and
                                      Governments           other   Commercial,
                                     and official       financial   industrial
                     % of   Total    institutions    institutions    and other
                   assets    GBPm            GBPm            GBPm         GBPm
  As at 31
  December 2002
  Germany             3.1    6,511             57           5,624          830
  United
  States of
  America             1.8    3,655            207           1,274        2,174
  Italy               1.5    3,013          1,912             909          192
  France              1.0    2,075             99           1,187          789
  As at 31
  December 2001
  Germany             2.0    3,756             59           2,920          777
  United
  States of
  America             1.8    3,403            151           1,290        1,962
  Italy               1.7    3,170          1,834           1,052          284
  As at 31
  December 2000
  Germany             1.6    2,659            171           2,222          266
  United
  States of
  America             1.4    2,290             90             907        1,293


     As at 31 December 2002, Germany had commitments of GBP1,511 million, United States of America had commitments of GBP1,783 million, Italy had commitments of GBP129 million and France had commitments of GBP424 million.

     As at 31 December 2002, the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to GBP5,080 million in total were Japan, the Netherlands and Belgium.

     As at 31 December 2001, the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to GBP3,504 million in total were Japan and the Netherlands. As at 31 December 2000 the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to GBP4,529 million in total were France, Italy and Japan.

Market Risk

Definition

     Market risk is the risk of loss arising from unexpected changes in financial prices, including interest rates, exchange rates, bond and equity prices.

     Market risk arises in all areas of Lloyds TSB Group's activities and is managed by a variety of different techniques. The Lloyds TSB Group's banking activities expose it to the risk of adverse movements in interest rates or exchange rates, with little or no exposure to equity or commodity risk; this is covered in detail in this section. The Lloyds TSB Group's insurance activities also expose it to market risk (see "Insurance Risk" below).

Measurement

     Measurement techniques - a variety of techniques are used to quantify the market risk arising from the Group's banking and trading activities. These reflect the nature of the business activity, and include simple interest rate gapping, open exchange positions, sensitivity analysis and Value at Risk. Stress testing and scenario analysis are also used in certain portfolios, and at Group level, to simulate extreme conditions to supplement these core measures.

     Trading Value at Risk ("VaR") - VaR can be calculated using a number of different methodologies and at different confidence intervals. Lloyds TSB Group utilises more than one methodology for comparative purposes, thus avoiding undue reliance on a single measure.

     The predominant measure within Lloyds TSB Group is the variance/covariance ("VcV") methodology. Based on the commonly used 95 per cent confidence level, assuming positions are held overnight and using observation periods of the preceding three years, the value at risk based on Lloyds TSB Group's global trading was as detailed in the table below.

     The following table shows closing, average, maximum and minimum VaR for the years ended 31 December 2002 and 2001.


                   31 December 2002                    31 December 2001
              Closing   Average   Maximum   Minimum   Closing   Average   Maximum   Minimum
                 GBPm      GBPm      GBPm      GBPm      GBPm      GBPm      GBPm      GBPm

  Interest
  Rate
  Risk            0.5       0.7       1.5       0.4       0.6       0.6       0.9       0.4
  Foreign
  Exchange
  Risk            0.5       0.5       0.9       0.3       1.0       0.6       1.0       0.3
  Equity
  Risk            0.0       0.0       0.1       0.0       0.0       0.0       0.0       0.0
  Total
  VaR             1.0       1.2       2.1       0.9       1.6       1.2       1.6       0.8


     The risk of loss measured by the VaR model is the potential loss in earnings. The total and average trading VaR does not assume any diversification benefit across the three risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported as a whole.

     There are some limitations to the VcV methodology which are covered below:

     - The model assumes that changes in the underlying asset returns can be modelled by a normal distribution. This assumption is an approximation of reality that may not reflect all circumstances.

     - The use of a confidence limit does not convey any information about potential losses on occasions when the confidence limit is exceeded. In times of extreme market movements actual losses may be several times greater than the VaR number. Stress testing is used to supplement VaR to estimate the impact of extreme events.

     - Any model that forecasts the future based on historic data is implicitly assuming that the conditions that generated the data will remain true in the future. Stress testing and using more than one VaR methodology for some local markets form part of the wider market risk framework.

     - Periods of severe market illiquidity, both in terms of the extent of the illiquidity and the time that it lasts, would mean that it may not be possible to hedge, or close, all positions in the timescales assumed in the VaR model.

     - VaR is calculated at the close of business each day, which excludes the profit and loss impact of intra-day trading.

     - The variance/covariance approach to VaR is not well suited to options positions. As a result these positions are controlled by additional sensitivity limits.

     In summary, although VaR is an important component of Lloyds TSB Group's approach to managing trading market risk, it is supplemented by position and sensitivity limits and stress testing.

     Interest rate exposures - comprise those originating in treasury trading activities and structural interest rate exposures, which arise from the commercial and retail banking activities of Lloyds TSB Group.

     Trading interest rate risk - the VaR relating to interest rate trading positions is set out in "- Market Risk - Measurement - Trading Value at Risk ("VaR")".

     Structural interest rate risk - in Lloyds TSB Group's retail portfolios, including mortgages, and in Lloyds TSB Group's capital funds, arises from the different repricing characteristics of Lloyds TSB Group's banking assets and liabilities and is managed by the Group Balance Sheet Management department under the direction of the Asset and Liability Committee ("ALCO").

     Liabilities arising in the course of business from Lloyds TSB Group's retail banking business fall into two broad categories:

     - those which are insensitive to interest rate movements, non-interest bearing liabilities such as shareholders' funds and interest-free or very low interest current account deposits; and

     - those which are sensitive to interest rate movements, primarily savings deposits bearing interest rates which are varied at Lloyds TSB Group's discretion ("managed rate liabilities") but which for competitive reasons generally reflect changes in the Bank of England's base rate.

     There is a relatively small volume of naturally arising banking liabilities whose interest rate is contractually fixed typically for periods of up to two years.

     Most banking assets, with the exception of such non-interest earning items as premises, are sensitive to interest rate movements. There is a large volume of managed rate assets such as variable rate mortgage loans, and these may be considered as a natural offset to managed rate liabilities. However many assets, such as personal loans and fixed rate mortgages, bear interest which is contractually fixed for periods of up to five years or longer.

     Interest rate risk arises from the mismatch between interest rate insensitive liabilities and interest rate sensitive assets, and between the differing contractual periods for which interest rates are fixed on interest rate sensitive assets and liabilities. Group Balance Sheet Management department manages this risk centrally by:

     - offsetting against each other any matching interest rate sensitive assets and liabilities;

     - acquiring new financial assets and liabilities as matching hedges against net balances of mismatched interest rate sensitive banking liabilities and assets, respectively; and

     - acquiring new financial assets with interest rates contractually fixed for a range of periods up to five years as hedges for net balances of interest rate insensitive liabilities.

     The financial assets and liabilities referred to above are acquired by way of internal transactions between Group Balance Sheet Management and the Lloyds TSB Group's Treasury department in London, typically in the form of interest rate swaps and loans or deposits.

     Structural interest rate risk can also arise from the wholesale banking books in the UK, where it is managed by the Lloyds TSB Group's Treasury department in London, and internationally, where it is managed by an authorised local treasury operation in each overseas centre. The levels of exposure within these books are controlled and monitored within approved limits locally and centrally by Group Risk Management. Group Risk Management issues the limits to the international business units on interest rate gaps or, where more appropriate, VaR.

     Lloyds TSB Group's non-trading exposure is summarised in the form of an interest rate repricing table, as set out in Note 45b to the Consolidated Financial Statements. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date. However, the table does not take into account the effect of interest rate options used by Lloyds TSB Group to hedge its exposure.

     The simulation models used by Lloyds TSB Group include assumptions about the relationships between customer behaviour and the level of interest rates; the anticipated level of future business is also taken into account. The accuracy of these assumptions will impact the efficiency of hedging transactions. The assumptions are regularly updated and the projected exposure is actively managed in accordance with Lloyds TSB Group's Asset and Liability Committee policy.

     It is estimated that a hypothetical immediate and sustained 100 basis point increase in interest rates on 1 January 2003 would decrease net interest income by GBP37.9 million for the 12 months to 31 December 2003, while a hypothetical immediate and sustained 100 basis point decrease in interest rates would increase net interest income by GBP30.3 million.

                                                       Europe &
                          North       Asia &    Latin    Middle   Total      Total
                   UK   America  Australasia  America      East    2003       2002
                 GBPm      GBPm         GBPm     GBPm      GBPm    GBPm       GBPm

Change in
net interest
income from a
+100 basis
point shift in
yield curves      1.2    (20.8)         (0.9)    (1.1)     (16.3)   (37.9) (102.9)

Change in
net interest
income from a
-100 basis
point shift in
yield curves     (8.8)    20.8           0.9      1.1       16.3     30.3    85.7


     The analysis above is subject to certain simplifying assumptions including, but not limited to, the following:

     - all rates of all maturities worldwide move simultaneously by the same amount;

     - all positions in the wholesale books run to maturity; and

     - there is no management action in response to movements in interest rates.

     In practice, positions in both the retail and wholesale books are actively managed and actual impact on net interest income may be different than the model.

     Foreign exchange risk - exposures comprise those originating in treasury trading activities and structural foreign exchange exposures, which arise from investment in Lloyds TSB Group's overseas operations.

     Trading foreign exchange - the corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. These risks reside in the authorised trading centres who are allocated exposure limits by Group Risk Management. The limits are monitored daily by the local centres and reported to Group Risk Management. Group Risk Management calculates the associated VaR as shown in the table in "- Market Risk - Measurement - Trading Value at Risk ("VaR")".

     Structural foreign exchange - risk arises from Lloyds TSB Group's investments in its overseas operations. Lloyds TSB Group's structural foreign currency exposure is represented by the net asset value of the holding company's foreign currency exchange equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to retained earnings.

     The structural position is managed by Lloyds TSB Group Capital Funds having regard to the currency composition of Lloyds TSB Group's risk-weighted assets and reported to the Asset and Liability Committee on a monthly basis. The objective is to limit the effect of the exchange rate movements on the published risk asset ratio.

     Lloyds TSB Group's  structural  position at 31 December  2002 is set out in
Note 45d to the Consolidated Financial Statements. The position implies that at 31 December 2002 a hypothetical increase of 10 per cent in the value of sterling against all other currencies would have led to a GBP201 million reduction in reserves, and vice versa. On this basis, there would have been no material impact on Lloyds TSB Group's risk asset ratios.

     Equity exposure - a small number of Lloyds TSB Group's authorised centres can incur equity risk in dealings with their retail and commercial customers. Limits on these equity exposures are controlled and monitored by Group Risk Management. Group Risk Management calculates VaR on these equities positions as set out in the trading VaR table in "- Market Risk - Measurement - Trading Value at Risk ("VaR")".

Limits

     Market Risk Limits - limits to control market risk in respect of trading positions, UK wholesale banking and overseas centres are set by Group Risk Management up to a total authorised by the Lloyds TSB Group Board. A combination of position and sensitivity limits is used, depending on the nature of the business activity.

     Retail Portfolios - limits to control interest rate risk within the Lloyds TSB Group's UK retail portfolios are set out in the policy for Group Balance Sheet Management ("GBSM"), which is established by the ALCO and ratified by the Lloyds TSB Group Board. The policy is to optimise the stability of future net interest income, and this is achieved by entering into hedging transactions using interest rate swaps and other financial instruments. Both short and long-term interest rate parameters are applied to management of the balance sheet. Overseas operations are managed within limits authorised by Group Risk Management, in addition to which some centres have adopted benchmark profiles for investment of interest rate insensitive liabilities as approved by Group Risk Management.

Processes

     Trading Activities - trading is restricted to a number of specialist centres, authorised by Group Risk Management, the most important centre being the Lloyds TSB Group's principal Treasury department in London. The level of exposure is strictly controlled and monitored within approved limits locally and centrally by Group Risk Management. Most of the Lloyds TSB Group's trading activity is undertaken to meet the requirements of customers for foreign exchange and interest rate products. However, some interest rate and exchange rate positions are taken out using derivatives (forward foreign exchange contracts, interest rate swaps and forward rate agreements) and on-balance sheet instruments (mainly debt securities), with the objective of earning a profit from favourable movements in market rates. Accordingly, these transactions are reflected in the accounts at their fair value and gains and losses shown in the profit and loss account as dealing profits.

     Wholesale Banking - market risk in the wholesale banking books is managed in the UK by the Lloyds TSB Group's Treasury unit in London, and internationally by an authorised local treasury operation in each overseas centre. The levels of exposure within these books are controlled and monitored within approved limits, both locally and also centrally by Group Risk Management. Active management of the book is necessary to meet customer requirements and changing market circumstances.

     Retail Portfolios and Capital Funds - market risk in the Lloyds TSB Group's retail portfolios and in the Lloyds TSB Group's capital funds arises from the different repricing characteristics of the Group's banking assets and liabilities and is managed by Group Balance Sheet Management. The simulation models used by Group Balance Sheet Management include assumptions about the relationships between customer behaviour and the level of interest rates; the anticipated level of future business is also taken into account. The accuracy of these assumptions will impact the efficiency of hedging transactions. The assumptions are regularly updated and the projected exposure is actively managed in accordance with the policy.

     Derivatives - these are used to meet customers' financial needs; as part of the Lloyds TSB Group's trading activities; and to reduce the Lloyds TSB Group's own exposure to fluctuations in interest and exchange rates. The principal derivatives used by the Lloyds TSB Group are interest rate contracts (including interest rate swaps, forward rate agreements and options) and exchange rate contracts (including forward foreign exchange contracts, currency swaps and options). Particular attention is paid to the liquidity of the markets and products in which the Lloyds TSB Group trades to ensure that there are no undue concentrations of activity and risk.

Insurance Risk

Definition

     The risk of loss arising from the sensitivity of profits to movements in claims experience and expectation; movements in the market value of invested assets which are not matched by similar movements in the value of insurance liabilities; the presence of options and guarantees in insurance products; and changes in the legal, regulatory and fiscal environment as applicable to the insurance businesses.

Measurement

     Financial risks are measured through deterministic studies of the impact of different insurance and investment market scenarios on the future free assets of the business as well as some stochastic modelling.

     The composition, and value, of both the non-participating fund and the General Insurance portfolio are reported to Group Risk Management on a monthly basis and a VaR is calculated. Stress testing is also used to supplement the VaR models.

     The  risk of  loss  measured  by the VaR  model  is the  potential  loss in earnings over a given time horizon. The VaR methodology used is a variance/covariance ("VcV") approach which is the same in all respects to that used for the traded risk in the banking book, except that in the case of equity risk, the model maps the portfolio composition onto a series of appropriate indices by region and sector. The figures quoted below are the sum of the two portfolios with no allowance for diversification between portfolios or asset classes and represents the potential loss in earnings.

     The following table shows closing, average, maximum and minimum VaR for the years ended 31 December 2002 and 2001.


                      31 December 2002                    31 December 2001
            Closing   Average  Maximum   Minimum  Closing   Average  Maximum    Minimum
               GBPm      GBPm     GBPm      GBPm     GBPm      GBPm     GBPm       GBPm

Interest        3.1       3.2      3.7       2.8      3.3       3.7      4.1        3.3
Rate Risk
Foreign         1.0       1.4      1.8       1.0      2.1       2.2      2.4        2.0
Exchange
Risk
Equity         17.4      19.9     22.6      17.4     22.2      24.2     28.4       21.3
Risk
Total          21.5      24.5     28.1      21.5     27.6      30.1     34.1       27.5
VaR


Processes

     Insurance risks are both retained and reinsured with external underwriters. The retained risk level is carefully controlled and monitored, with close attention being paid to the analysis of underwriting experience, product design, policy wordings, adequacy of reserves, solvency management and regulatory requirements.

     General insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements which are broadly spread over different reinsurers. Detailed modeling, including that of the probable maximum loss under various catastrophe scenarios, supports the choice of reinsurance arrangements. Appropriate reinsurance arrangements also apply within the life and pensions businesses. 63

     Investment   strategy  is   determined  by  the  term  and  nature  of  the
underwriting liabilities, and asset/liability matching positions are actively monitored. The aim is to invest in assets such that the cash flows on the investments will match those on the projected future liabilities. Actuarial tools are used to project and match the cash flows. It is not possible to eliminate risk completely as the timing of mortality is uncertain, and bonds are not available at all of the required maturities. As a result the cash flows cannot be precisely matched and so sensitivity tests are used to test the extent of the mismatch.

     Investment strategy for surplus assets held in excess of liabilities takes account of the regulatory and internal business requirements for capital to be held to support the business now and in the future. Surplus assets are held primarily in two portfolios: the surplus in the Scottish Widows non-participating fund and an investment portfolio within the General Insurance business.

     The surplus in the long-term non-participating fund of Scottish Widows plc exists to provide the long-term funds with liquidity and working capital. The surplus also forms a capital reserve to support the investments managed on behalf of the with-profits policies which were transferred from Scottish Widows Fund and Life Assurance Society. With-profits business involves guaranteed benefits; in extreme market conditions the surplus could be called upon to support with-profits benefits. As a consequence it is appropriate to invest this fund in a mixture of equities, investment properties, and fixed interest investments that is related to the With-Profits Fund. This investment policy maintains the value of the reserve as a proportion of the underlying With-Profits Fund. The existence and investment mix of the surplus in the non-participating fund can therefore be considered as structural rather than as a traded portfolio. Under UK GAAP the portfolio is shown at market value and gains and losses are recognised in the profit and loss account.

     The General Insurance portfolio is invested in a mixture of assets: cash, bonds and equities. The size of the equity component allowed and the investment policy are approved by Group Risk Management.

     Equity derivatives are used by the Lloyds TSB Group to match equivalent liabilities arising from some of its retail products. Derivatives may also be used for efficient portfolio management purposes in client funds where such activity is in accordance with approved policy and the customer mandate.

     With-profits life and pensions business involves guaranteed benefits that create a contingent market risk to the Lloyds TSB Group. Accordingly, in extreme investment market conditions the surplus assets in the life and pensions business could be called upon to support with-profits benefits. Options and guarantees are only incorporated in new insurance products after careful consideration of the risk management issues that they present. This occurs as part of the new product approval process (see "Product and Service Risk" below).

Operational Risk

Definition

     The risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. For internal purposes, reputational impact is also included.

Processes

     Business units have primary responsibility for identifying and managing their operational risks. They employ internal control techniques to reduce their likelihood or impact to tolerable levels within the Lloyds TSB Group's risk appetite. Where appropriate, risk is mitigated by way of insurance.

     Group Risk Management's responsibilities in relation to operational risk include:

     -  Defining   high-level   operational   risk  policies  to  ensure  a
        comprehensive and consistent approach to the identification and management of operational risk.

     - Implementation of a standard methodology to ensure consistency in the identification, assessment and management of operational risk.

     - Communication and provision of general guidance on operational risk related issues, including regulatory changes and developments in the measurement and management of operational risk, to promote best practice throughout the Lloyds TSB Group.

     - Continuous review and improvement of all aspects of operational risk management to reflect developments in industry best practice and regulatory requirements.

     - Approval from a risk perspective of all new products launched throughout the Lloyds TSB Group, to ensure their risks are understood by the business and managed appropriately (see "Product and Service Risk" below).

     - Identification of risk through formal risk reviews, covering specific risks, activities, business sectors or products, and ensuring that prompt and pre-emptive action is taken to address any actual or perceived risks that may emerge, whether specific to the Lloyds TSB Group or to the industry generally.

Product and Service Risk

Definition

     The risk of loss arising from the inherent characteristics, management or distribution of products or services, or from failure to meet or exceed customer expectations and competitor offerings.

Processes

     For the Lloyds TSB Group to achieve its strategic aims of leadership in chosen markets and being first choice for customers, product life cycles must be effectively managed and new products developed to meet customer needs.

     Business units are responsible for maintaining a range of products which meets the needs of customers and the business strategy; managing and controlling product risks; and compliance with applicable regulations.

     Product Planning and Development - business units have formal processes for reviewing the range of their product portfolios and subjecting all product development to rigorous assessment. They are also responsible for ensuring compliance with all relevant regulatory and legislative requirements.

     Product Pricing - business units have pricing objectives consistent with Lloyds TSB Group strategy.

     Product Promotion, Distribution and Sales - business units have a defined channel distribution strategy for products, consistent with the Lloyds TSB
Group's distribution strategy. Business units launching new products are responsible for ensuring that proposed sales activity within delivery channels is compliant with regulatory requirements.

     All advertising and marketing material is required to comply with the Lloyds TSB Group's governing policy on Business Conduct. Any statement of fact should be substantiated through documentary evidence; any comparison should be presented in a fair and balanced way; and any reference to past performance should clearly state the basis of measurement.

     Business units are required, prior to publication of any sales material, to seek confirmation that it complies with the regulatory and legal requirements of the jurisdiction in which the product is offered and marketed. Terms and conditions (to include mandates, agreements and other documentation) are approved by legal advisors and reviewed periodically.

     New Product Approval - the Lloyds TSB Group defines a New Product as a new or amended product that introduces a significantly different risk profile at Group or business unit level. In line with defined policy, business units provide Group Risk Management with details of New Products at an early stage of product or service development to ensure compliance with the Lloyds TSB Group's risk appetite and strategy.

     Where appropriate, technical advice/approval is sought from specialist functions. Only products carrying the approval of Group Risk Management and the business units involved in their manufacture/delivery are offered to customers.

     Product Performance - business units establish and monitor performance standards for all marketed products across a range of indicators, e.g. sales volumes, customer service, risk profile. Significant deviations from these standards are investigated and appropriate action taken.

Financial Risk

Definition

     The risk of financial failure arising from lack of capital or liquidity, poor management or poor quality/volatile earnings.

Measurement

     The international standard for measuring capital adequacy is the risk asset ratio, which relates to on- and off-balance sheet exposures weighted according to broad categories of risk. The Group's capital ratios, calculated in line with the requirements of the Financial Services Authority ("FSA"), are set out in detail on page 70.

     Liquidity Policy - a policy is in place which requires a common methodology to measuring liquidity across the Lloyds TSB Group. The methodology derives a liquidity ratio calculated by taking the sum of liquid assets, five-day wholesale inflows and back-up lines, and then dividing this by the sum of five-day wholesale outflows and a percentage of retail maturities and contingent claims drawable over the next five days.

     Accounting Policies - the Lloyds TSB Group seeks to use appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates.

Limits

     The Lloyds TSB Group and its regulated subsidiary banks have been allocated an Individual Capital Ratio by the Financial Services Authority, and the Board has agreed a formal buffer to be maintained in addition to the Individual Capital Ratio. Actual or prospective breaches of the formal buffer must be notified to the Financial Services Authority, together with proposed remedial action; no such notifications have been made during 2002. Informally, a further buffer is maintained. In addition, the Board has agreed a maximum limit of the proportion of debt instruments in the capital base. Risk-weighted assets are monitored by business unit, while capital is controlled centrally.

     The liquidity policy requires all authorised local treasury operations to maintain a liquidity ratio of over 100 per cent, in addition to ensuring compliance with local regulatory requirements.

Processes

     Capital ratios are a key factor in the Lloyds TSB Group's budgeting and planning processes, and updates of expected ratios are prepared regularly during the year. Capital raised takes account of expected growth and currency of risk assets, and also allows for the sensitivity of the Lloyds TSB Group's capital to movements in equity markets.

     Each reporting entity within the Lloyds TSB Group has a finance function which is responsible for the production of financial, management and regulatory information. It is the responsibility of Group Finance to produce consolidated information for use internally and to meet external regulatory and statutory reporting requirements.

     In conjunction with directives laid down by Group Finance, business units or reporting entities:

     -    Have  formal  month-end  and  quarter-end   procedures  in  place  for
          preparation of management and financial accounts respectively.

     - Review and formally approve management accounts at a determined level of detail, ensuring consistency with financial accounts.

     - Prepare forecasts and detailed annual budgets that are subject to formal review and approval.

     - Implement measures to monitor performance at local level to identify significant fluctuations or unusual activity.

     It is the responsibility of local line management to ensure that the liquidity policy is met, and the sources and maturities of assets and liabilities are continually managed and appropriately diversified to avoid any undue concentration as market conditions evolve. Compliance is monitored by regular liquidity returns to Group Risk Management.

Customer Treatment Risk

Definition

     The  risk  of  financial   loss  or   reputational   damage   arising  from
inappropriate or poor customer treatment.

Measurement

     Service improvements are monitored by customer satisfaction surveys. The results of the research are fed into the Lloyds TSB Group's CARE Index, which measures ongoing performance against five principal objectives: customer understanding; accessibility; responsibility; expertise; and overall service quality improvement.

Processes

     Trends across all the CARE Index categories are monitored and fed into a programme of continuous customer service improvement. Lloyds TSB Group also provides its staff with clear Financial Services Authority compliant guidelines and processes for dealing with customer complaints.

Legal and Regulatory Risk

Definition

     The risk of financial loss or reputational damage arising from failing to comply with the laws, regulations or codes applicable to the financial services industry.

Processes

     The Lloyds TSB Group's business is regulated overall by the Financial Services Authority, and additionally by local regulators in offshore and overseas jurisdictions.

     Each business has a nominated individual with 'Compliance Oversight' responsibility under Financial Services Authority rules. The role of such individuals is to ensure that management have in place within the business a control structure which creates awareness of the rules and regulations to which the Lloyds TSB Group is subject, and to monitor and report on adherence to these rules and regulations.

     Group Compliance - all compliance personnel also have a reporting line to Group Compliance, which sets compliance standards across the Lloyds TSB Group and provides independent reporting and assessment to the Board and business unit directors.

     Financial Crime - Group Compliance includes a dedicated unit, led by the Group Financial Crime Director, which is responsible for ensuring that the Lloyds TSB Group has effective processes in place to identify and report on suspicious transactions and customers in support of the world-wide fight against financial crime.

     The Group Compliance Director has access to the Chairman, Group Chief Executive and members of senior management.

Change Management Risk

Definition

     The risk of financial loss or reputational damage arising from programmes or projects failing to deliver to requirements, budget or timescale; or failing to implement change effectively.

Processes

     To deliver the Lloyds TSB Group's strategic aims, change must be managed in an effective, risk-aware and appropriately controlled manner throughout the organisation. The Lloyds TSB Group's Change Management Standards provide consistency of approach across the Lloyds TSB Group's project portfolio. In particular, the following control processes are in place:

     - The Lloyds TSB Group's approach to change management is regularly benchmarked against other organisations around the world.

     - A specialist Group Project Services function provides a pool of experienced, professional project managers to be deployed on major projects across the Lloyds TSB Group.

     - An Investment Committee oversees the Lloyds TSB Group's investment in projects, and is constituted as a sub-committee of the Group Executive Committee.

     - Changes that significantly impact customers or staff are managed as part of an overall change plan managed by the Change Implementation Review Committee ("CIRC"). The CIRC ensures that the aggregate impact of the implementation of change on customers, staff and systems is understood, managed and controlled.

     - A six-monthly update on the Lloyds TSB Group's aggregate change plan is provided to the Board.

Liquidity and Capital Resources

     Liquidity risk is defined as the risk of a loss arising from Lloyds TSB Group's inability to meet its financial obligations as they fall due. These obligations include the repayment of deposits on demand or at their contractual maturity; the repayment of loan capital and other borrowings as they mature; the payment of insurance policy benefits, claims and surrenders; the payment of lease obligations as they become due; the payment of operating expenses and taxation; the payment of dividends to shareholders; the ability to fund new and existing loan commitments; and the ability to take advantage of new business opportunities, Lloyds TSB Group complies with the Financial Services Authority's liquidity requirements, with similar liquidity policies in place across all trading centres worldwide. Compliance is monitored by regular liquidity returns to Group Risk Management.

     The principal sources of liquidity for Lloyds TSB Group plc are dividends received from its only directly owned subsidiary company, Lloyds TSB Bank and loans from this and other Lloyds TSB Group companies. The ability of Lloyds TSB Bank to pay dividends, or for Lloyds TSB Bank or other Lloyds TSB Group companies to make loans to Lloyds TSB Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance. For additional information see "Dividends".

     Lloyds TSB Group plc is also able to raise funds by issuing loan capital or equity, although in practice Lloyds TSB Group plc has never issued equity for this purpose and the majority of Lloyds TSB Group's loan capital has been issued by Lloyds TSB Bank. As at 31 December 2002, Lloyds TSB Group plc had GBP1,370 million of subordinated debt in issuance following the issue of GBP958 million of loan capital during the year, compared with GBP10,168 million for the consolidated Lloyds TSB Group. The cost and availability of subordinated debt finance are influenced by credit ratings. A reduction in these ratings could increase the cost and could reduce market access. At 31 December 2002, the credit ratings of Lloyds TSB Bank were as follows:

                                                                   Senior debt
Moody's                                                                   Aaa
Standard & Poor's                                                          AA
Fitch                                                                      AA+

     The credit ratings of Lloyds TSB Group plc were one notch lower. The ratings outlook from Moody's and Fitch for Lloyds TSB Bank is stable. The Standard & Poor's rating outlook is negative. These credit ratings are not a recommendation to buy, hold or sell any security; and each rating should be evaluated independently of every other rating.

     A significant part of the liquidity of Lloyds TSB Group's banking businesses arises from their ability to generate customer deposits. A substantial proportion of the customer deposit base is made up of current and savings accounts which, although repayable on demand, have traditionally provided a stable source of funding. During 2002, amounts deposited by customers increased by GBP7,218 million from GBP109,116 million at 31 December 2001 to GBP116,334 million at 31 December 2002. These customer deposits are supplemented by the issue of subordinated loan capital and wholesale funding sources in the capital markets, as well as from direct customer contracts. Wholesale funding sources include deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, a Euro Medium Term Note programme, of which GBP2,364 million had been utilised for senior funding at 31 December 2002, and a US$5,000 million commercial paper programme, of which US$2,846 million had been utilised at 31 December 2002.

     The ability to sell assets quickly is also an important source of liquidity for Lloyds TSB Group's banking businesses. Lloyds TSB Group holds sizeable balances of marketable Treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise.

     Lloyds TSB Group makes limited use of asset securitisation arrangements to provide alternative funding sources. Prior to its acquisition by Lloyds TSB
Group, Black Horse Limited (formerly Chartered Trust plc) disposed of its interest in a portfolio of motor vehicles and caravan instalment credit agreements to a special purpose vehicle ("SPV"). Black Horse Limited has no interest in the share capital of this SPV, although it acts as credit manager for the administration of the portfolio and receives a fee for this service. Black Horse Limited has no obligation to the holders of the floating rate notes issued by this SPV to fund the original purchase of the portfolio, or to any other creditors of this SPV. At 31 December 2002, this SPV held GBP24 million of receivables which are included in Lloyds TSB Group's consolidated balance sheet using a linked presentation; further information is given in Note 13 to the Consolidated Financial Statements.

     The following table sets out the amounts and maturities of Lloyds TSB Group's contractual cash obligations at 31 December 2002:


                      Within one       One to     Three to   Over five
                            year        three   five years       years    Total
                            GBPm        years         GBPm        GBPm     GBPm
                                         GBPm
Long-term debt - dated        67          505          548       3,552    4,672
Finance leases                 1            -            -           -        1
Operating leases             230          388          362         290    1,270
Total                        298          893          910       3,842    5,943

     At 31 December 2002, Lloyds TSB Group also had GBP5,496 million of undated long-term debt outstanding.

     The following table sets out the amounts and maturities of Lloyds TSB Group's other commercial commitments at 31 December 2002. These commitments are not included in Lloyds TSB Group's consolidated balance sheet.


                        Within one      One to    Three to       Over
                              year       three        five       five      Total
                              GBPm       years       years      years       GBPm
                                          GBPm        GBPm       GBPm
Acceptances                  1,879           -           -          -      1,879
Guarantees                   5,240         178          45        464      5,927
Other contingent             2,277         149           9        105      2,540
liabilities
Total contingent             9,396         327          54        569     10,346
liabilities
Lending                     48,106       8,847       4,983      1,853     63,789
commitments
Other                          548          32           5        130        715
commitments
Total                       48,654       8,879      4,988       1,983     64,504
commitments
Total contingents           58,050       9,206      5,042       2,552     74,850
and commitments

     Loan commitments are agreements to lend to customers in accordance with contractual provisions; these are either for a specified period or, as in the case of credit cards, represent a revolving credit facility which can be drawn down at any time, provided that the agreement has not been terminated. The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.

     Lloyds TSB Group's  banking  businesses  are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2002 Lloyds TSB Group acted as sponsor to two off-balance sheet entities, Monument and Obelisk, which are wholly owned by independent trusts and administered by third parties. These off-balance sheet entities purchase receivables from customers funded by secured lending from third parties, which in turn issue asset-backed commercial paper to investors. Lloyds TSB Group does not sell its own receivables to these entities, and the assets and obligations of Monument and Obelisk are not included in Lloyds TSB Group's consolidated balance sheet. However, Lloyds TSB Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll-over maturing commercial paper or obtain alternative sources of funding.

     During 2002, fee income earned by Lloyds TSB Group in relation to the Monument and Obelisk transactions totalled approximately GBP3 million. At 31 December 2002, Monument and Obelisk held assets of approximately GBP840 million, primarily loans and investments. The assets are generally of investment grade quality and are typically secured. Based upon the commitments of Monument and Obelisk to their customers as at 31 December 2002, Lloyds TSB Group provided asset-backed commercial paper liquidity support facilities of GBP910 million.

     On 15 January 2003, Lloyds TSB Group entered into a new asset-backed commercial paper conduit structure. The conduit structure is divided into three subgroups of companies:

     (a) the issuer companies, Cancara Asset Securitisation Limited and Cancara Asset Securitisation LLC, which issue the commercial paper and are bankruptcy remote special purpose limited liability companies, each wholly owned by an independent charitable trust;

     (b) the purchasing companies, Dragon Securities Nos. 1, 2 and 3 Limited, which purchase the customers' receivables and are bankruptcy remote special purpose vehicles, each wholly owned by one or more independent charitable trusts; and

     (c) an investment purchasing company, Dragon Securities No. 4 Limited, which purchases asset-backed securities from Lloyds TSB Group. As Lloyds TSB Group acts as investment advisor to the investment purchasing company and receives a performance related fee, the company will be consolidated by Lloyds TSB Group under the provisions of Financial Reporting Standard 5.

     Lloyds TSB Group does not sell its own assets to the other purchasing companies or issuer companies nor does it, or any of its subsidiaries or affiliates, have an affiliation through ownership control or otherwise to these companies. However, Lloyds TSB Group does provide liquidity facilities to the issuer, purchasing and investment purchasing companies to fund short-term cash deficits that may arise through timing differences between cash receipts from the receivables and cash payments to the holders of the commercial paper. In the future it is intended that all of the business currently recorded in Monument and much of the business recorded in Obelisk will be transferred to the conduit structure. The Monument facility will then close.

     Within Lloyds TSB Group's insurance and investments businesses, the principal sources of liquidity are premiums received from policyholders, charges levied upon policyholders, investment income and the proceeds from the sale and maturity of investments. The investment policies followed by Lloyds TSB Group's life assurance companies take account of anticipated cash flow requirements by matching the cash inflows with projected liabilities. Any liquidity requirements in excess of those anticipated are met from additional funds held to provide solvency margin cover; these include significant short-term cash deposits. As at 31 December 2002, these funds amounted to GBP2,211 million, representing an excess of GBP1,228 million over the required minimum solvency margin.

     Based upon the levels of resources within the banking and insurance and investments businesses and the ability of Lloyds TSB Group to access the wholesale money markets or issue debt securities should the need arise, Lloyds TSB Group believes that its overall liquidity is sufficient to meet current obligations to customers, policyholders and debt holders, support expectations for future changes in asset and liability levels and carry on normal operations.

     Because the principal business of Lloyds TSB Group is banking, it is able to raise substantial amounts of cash in the wholesale money markets to provide funds for acquisitions, should the need arise. In deciding whether Lloyds TSB Group has sufficient resources to be able to make an acquisition the key factor is not the availability of cash, but the ability of Lloyds TSB Group, and the authorised institutions within Lloyds TSB Group, to continue to meet the capital adequacy requirements of the regulatory authorities, see "Capital ratios" below.

Capital resources

     The total capital resources of Lloyds TSB Group are set out below:


                                31 December    31 December    31 December
                                       2002           2001           2000
                                      GBPm            GBPm           GBPm
Minority interests (equity and         731             546            552
non-equity)
Called-up share capital              1,416           1,411          1,396
Share premium account                1,093             959            595
Merger reserve                         343             343            343
Profit and loss account              5,120           7,643          9,567
Shareholders' funds                  7,972          10,356         11,901
(equity)
                                     8,703          10,902         12,453
Undated loan capital                 5,496           4,102          3,391
Dated loan capital                   4,672           4,006          4,119
Total capital resources             18,871          19,010         19,963

     Lloyds TSB Group's total capital resources decreased by GBP139 million during 2002.

     Shareholders' funds decreased by GBP2,384 million, due to the actuarial losses of GBP2,331 million relating to the Group's post-retirement benefit schemes, largely caused by the significant reduction in equity market values, which have been recognised in the Lloyds TSB Group's reserves. Loan capital increased by GBP2,060 million, due to the issue of additional subordinated loan capital to support the expansion of Lloyds TSB Group's balance sheet.

Capital ratios

     The international standard for measuring capital adequacy is the risk asset ratio, which relates regulatory capital to balance sheet assets and off-balance sheet exposures weighted according to broad categories of risk.

     Lloyds TSB Group's regulatory capital is divided into tiers defined by the European Community Own Funds Directive as implemented in the UK by the FSA's Interim Prudential Sourcebook for Banks. Tier 1 comprises mainly shareholders' funds, tier 1 capital instruments and minority interests, after deducting goodwill and intangible assets. Tier 2 comprises general loan loss provisions, and qualifying subordinated loan capital, with restrictions on the amount of general provisions and loan capital which may be included. The amount of qualifying tier 2 capital cannot exceed that of tier 1 capital. Total capital is reduced by deducting investments in subsidiaries and associates which are not consolidated for regulatory purposes and investments in the capital of other credit/financial institutions. In the case of Lloyds TSB Group, this means that the net assets of its life assurance and general insurance businesses are deducted from Lloyds TSB Group's regulatory capital.

     Banking operations are categorised as either banking book or trading book (broadly, activities which are accounted for on a mark-to-market basis). Risk-weighted assets are determined according to a broad categorisation of the nature of each asset or exposure and counterparty and, for the trading book, by taking into account market-related risks.



                                     31 December     31 December    31 December
                                            2002            2001           2000
                                            GBPm            GBPm           GBPm
Capital: tier 1                            9,490           8,408          7,446
         tier 2                            8,846           7,831          7,446
                                          18,336          16,239         14,892
Supervisory deductions                    (6,588)         (6,752)        (6,809)
Total regulatory capital                  11,748           9,487          8,083
Total risk-weighted assets               122,411         107,861         93,211
Post-tax return on average                 1.61%           2.26%          3.07%
risk-weighted assets
Risk asset ratios: total capital            9.6%            8.8%           8.7%
                   tier 1                   7.8%            7.8%           8.0%

     At 31 December 2002, the risk asset ratios were 9.6 per cent for total capital and 7.8 per cent for tier 1 capital. The 7.8 per cent tier 1 capital ratio appears higher than would perhaps be expected for Lloyds TSB Group. This reflects the higher level of supervisory deductions resulting from Lloyds TSB Group's significantly increased investment in its life assurance operations as a result of the acquisition of Scottish Widows.

     There are strict limits imposed by the regulatory authorities as to the proportion of Lloyds TSB Group's regulatory capital base that can be made up of subordinated debt and preferred securities. Lloyds TSB Group's capacity to raise new debt capital for regulatory purposes increases as profits are retained; at 31 December 2002, Lloyds TSB Group had capacity to raise approximately GBP650 million of tier 2 debt capital, compared to approximately GBP600 million at 31 December 2001. This small increase reflects the combined effects of retained profits, which were adversely affected by losses on the investments supporting the long-term assurance business, the issuance of tier 1 and tier 2 securities, and exchange rate movements. The unpredictable nature of movements in the value of the investments supporting the long-term assurance funds could cause the amount of qualifying tier 2 capital to be restricted because of falling tier 1 resources. The Lloyds TSB Group seeks to ensure that even in the event of such restrictions, that total capital ratio will remain adequate.

     During 2002, total capital for regulatory purposes increased by GBP2,261 million to GBP11,748 million. Tier 1 capital increased by GBP1,082 million, mainly from the issue of new tier 1 capital instruments. Tier 2 capital increased by GBP1,015 million and supervisory deductions decreased by GBP164 million, as a result of a decrease in the Lloyds TSB Group's embedded value to GBP6,228 million, from GBP6,366 million in December 2001.

     Risk-weighted assets increased to GBP122,411 million at 31 December 2002 and the post-tax return on average risk-weighted assets was 1.61 per cent.

     The free asset ratio is a common measure of financial strength in the UK for long-term businesses. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of the liabilities. It is derived from annual insurance returns which were completed in March 2003. At 31 December 2002 the free asset ratio for Scottish Widows plc was 12.2 per cent, compared with 11.5 per cent at 31 December 2001. This free asset ratio included some GBP400 million allowance for future profits (December 2001: nil). After adjusting for the inclusion of the required regulatory minimum solvency margin within liabilities, the Scottish Widows plc ratio was 8.0 per cent at 31 December 2002. In common with its peers, Scottish Widows plc is required to maintain adequate solvency, as determined by the FSA's Interim Prudential Sourcebook for Insurers. One of the factors influencing solvency is the level of equity markets: the FTSE 100 index could fall below 3,000 (compared with 4,048 at 31 May 2003) before the Lloyds TSB Group would need to inject capital into its life operations. At this level the Lloyds TSB Group may need to inject up to GBP300 million to support business growth.

Corporate Social Responsibility

     Lloyds TSB Group adopts a responsible attitude to Social, Environmental and Ethical ("SEE") issues, and publishes a separate document on its role in the community, its code of business conduct and its environmental performance.

     The Group has a dedicated Environmental Risk unit which is responsible for the development of environmental policies and procedures, and provides practical advice and guidance on environmental issues to business units. During the year, the Lloyds TSB Group has reviewed its SEE performance and is of the opinion that it already complies with the majority of the guidelines published by the Association of British Insurers in 2001. The Lloyds TSB Group continues to develop its policies and procedures and will monitor its performance more rigorously in 2003.

Investment portfolio

     Investment securities and other securities

     The following table sets out the book value and valuation of Lloyds TSB Group's investment securities and other securities at 31 December for each of the three years indicated.


                                 2002                 2001                    2000
                             Book  Valuation      Book                  Book
                            value                value  Valuation      value     Valuation
                             GBPm       GBPm      GBPm       GBPm       GBPm          GBPm

Investment
securities(1)

Bank and building           3,147      3,148     4,670      4,677      3,034         3,034
society certificates
of deposit
Corporate debt              1,495      1,496       613        616        465           466
securities
Mortgage backed               893        892       521        527         18            18
securities
Other asset backed          2,817      2,820     1,193      1,198        162           163
securities
Other debt                  1,369      1,367     1,211      1,209        619           618
securities
Securities of the US        1,740      1,736     1,148      1,147        379           378
Treasury and
US government
agencies
Other government              400        405     1,633      1,829      1,717         2,136
securities
Other public sector             1          1         -          -          1             1
securities
Equity shares                  38         67        38         66         41           102
                           11,900     11,932    11,027     11,269      6,436         6,916

Other securities

UK government                   -          -        31         31        893           893
securities
Securities of the US           40         40         -          -         16            16
Treasury and US
government
agencies
Other government            5,995      5,995     4,072      4,072      2,151         2,151
securities
Other public sector           112        112       151        151        131           131
securities
Bank and building             340        340       234        234        105           105
society certificates of
deposit
Corporate debt              7,842      7,842     7,102      7,102      4,671         4,671
securities

Mortgage backed             1,838      1,838     1,054      1,054        242           242
securities
Other asset backed          1,191      1,191       592        592          -             -
securities
Other debt                     94         94         -          -          1             1
securities
Equity shares                 168        168       187        187        206           206
                           17,620     17,620    13,423     13,423      8,416         8,416


________________


     (1) Investment securities are those intended for use on a continuing basis in the activities of Lloyds TSB Group and not for dealing purposes. Investment securities held by Lloyds TSB Group's insurance businesses are not included.

     Maturities and weighted average yields of debt securities

     The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2002 by the book value of securities held at that date.


                     Maturing        Maturing        Maturing        Maturing
                     within           after           after         after ten
                    one year         one but         five but         years
                                   within five     within ten
                                      years           years
                  Amount   Yield  Amount   Yield  Amount   Yield  Amount   Yield
                    GBPm       %    GBPm       %    GBPm       %   GBPm        %

Investment
securities

Bank and           3,112     3.7      35     3.8       -       -      -       -
building
society
certificates
of deposit
Corporate             59     4.2     973     5.2     409     2.1     54     3.3
debt
securities
Mortgage               -       -     588     4.4     305     4.9      -       -
backed
securities
Other asset           48     2.4   1,974     3.6     767     3.6     28     2.2
backed
securities
Other debt           215     1.8     696     3.1     458     4.2      -       -
securities
Securities of          6     3.9     370     2.1   1,313     2.2     51     2.2
the US
Treasury and
US government
agencies
Other                349     4.1      20     2.4      31     3.2      -       -
government
securities
Other public           -       -       1    11.4       -       -      -       -
sector
securities
Total book         3,789     3.6   4,657     3.9   3,283     3.1    133     2.7
value

                    Maturing        Maturing        Maturing        Maturing
                     within           after           after        after ten
                    one year         one but         five but         years
                                   within five     within ten
                                      years           years
                  Amount   Yield  Amount   Yield  Amount   Yield   Amount  Yield
                    GBPm       %    GBPm       %    GBPm       %     GBPm      %

Other
securities

Securities of          -       -       -       -      40     3.9        -      -
the US
Treasury and
US government
agencies
Other                715     4.0   2,376     3.6   2,238     4.2      666    7.9
government
securities
Other public           -       -      77     3.1      35     4.1        -      -
sector
securities
Bank and             326     6.6      14    22.5       -       -        -      -
building
society
certificates
of deposit
Corporate          1,513     2.6   5,501     3.1     828     3.9        -      -
debt
securities
Mortgage              50     3.9     568     3.3   1,177     3.7       43    4.7
backed
securities
Other asset            -       -     684     3.4     428     3.8       79    4.5
backed
securities
Other debt            18    15.8      76    17.6       -       -        -      -
securities
Total book         2,622     3.6   9,296     3.4   4,746     4.0      788    7.5
value


     Maturity analysis and interest rate sensitivity of loans and advances to customers and banks as at 31 December 2002

     The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis as at 31 December 2002. All amounts are before deduction of provisions and interest in suspense. Demand loans are included in the "maturing in one year or less" category.


                                      Maturing
                                     after one
                   Maturing in    year but not     Maturing
                   one year or       more than   after five
                          less      five years        years             Total
                          GBPm            GBPm         GBPm              GBPm
Domestic:
Loans and advances      13,715           1,245          331            15,291
to banks
Loans and advances
to customers:
Mortgages                1,620           8,150       52,697            62,467
Other personal           9,151           5,660          120            14,931
lending
Financial, business      4,070           2,242        2,040             8,352
and other
services
Lease financing            521           1,667        5,097             7,285
Hire purchase            2,804           3,105           81             5,990
Others                   9,314           4,811        4,907            19,032
Total domestic          41,195          26,880       65,273           133,348
loans
Total foreign            8,600           5,457        6,422            20,479
loans
Total loans             49,795          32,337       71,695           153,827
Of which:
Fixed interest          31,821          15,385       26,592            73,798
rate
Variable interest       17,974          16,952       45,103            80,029
rate


Deposits

The following table shows the details of Lloyds TSB Group's average customer deposits in each of the past three years.


                           2002                  2001                2000
                     Average    Average    Average   Average   Average   Average
                     balance       rate    balance      rate   balance      rate
                        GBPm          %       GBPm         %      GBPm         %
  Deposits in
  domestic
  offices
  Non interest         5,985          -      6,182         -     6,058         -
  bearing demand
  deposits
  Interest            19,150       0.49     18,034      0.73    17,836      1.36
  bearing demand
  deposits
  Savings             43,585       3.14     38,743      4.49    34,468      5.26
  deposits
  Time                19,274       4.04     15,856      5.39    19,767      5.95
  deposits
  Total domestic      87,994       2.55     78,815      3.46    78,129      4.14
  office
  deposits
  Deposits in
  foreign offices
  Non interest           789          -        595         -       635         -
  bearing demand
  deposits
  Interest             1,410       1.56        991      2.93       793      4.04
  bearing demand
  deposits
  Savings              2,049       5.08      1,842      5.16     1,901      4.58
  deposits
  Time                 7,806      11.11      8,044      9.95     7,632      8.94
  deposits
  Total foreign       12,054       8.24     11,472      8.05    10,961      7.31
  office
  deposits
  Total average      100,048       3.23     90,287      4.04    89,090      4.53
  deposits

     Certificates of deposit and other time deposits

The following table gives details of Lloyds TSB Group's certificates of deposit issued and other time deposits as at 31 December 2002 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity.


                                       Over 3       Over 6
                                   months but   months but
                        3 months     within 6    within 12     Over 12
                        or less       months       months      months   Total
                           GBPm         GBPm         GBPm        GBPm    GBPm
  Domestic
  Certificates of        10,749        3,090        1,555          15    15,409
  deposit
  Time                   24,898        1,404          593       2,373    29,268
  deposits
                         35,647        4,494        2,148       2,388    44,677
  Foreign
  Certificates of        10,672        1,574          429         778    13,453
  deposit and
  other time
  deposits
  Total                  46,319        6,068        2,577       3,166    58,130

Short-term borrowings

Short-term borrowings are included within the balance sheet captions "Deposits by banks", "Customer accounts" and "Debt securities in issue" and are not identified separately on the balance sheet. The short-term borrowings of Lloyds TSB Group consist of overdrafts from banks, securities sold under agreements to repurchase, certificates of deposit issued, commercial paper and promissory notes issued and other marketable paper. Securities sold under agreements to repurchase and certificates of deposit issued are the only significant short-term borrowings of Lloyds TSB Group.
                                     74

The following table gives details of the significant short-term borrowings of Lloyds TSB Group for each of the past three years.


                                                      2002      2001     2000
                                                      GBPm      GBPm     GBPm
  Liabilities in respect of securities sold under
  repurchase agreements
  Balance at the period end                           6,157     5,516    4,030
  Average balance for the period                      6,294     3,898    3,000
  Maximum balance during the period                   9,697     5,516    6,158
  Average interest rate during the period                4.7%      6.7%  7.3%
  Interest rate at the period end                        4.6%      6.1%  6.4%

  Certificates of deposit issued
  Balance at the period end                           21,246    17,060   12,052
  Average balance for the period                      22,040    14,643   11,910
  Maximum balance during the period                   26,199    18,160   13,645
  Average interest rate during the period                3.2%      5.0%  6.3%
  Interest rate at the period end                        3.2%      3.7%  6.3%

                          MANAGEMENT AND EMPLOYEES

Directors and senior management

Lloyds TSB Group plc is led and controlled by a board comprising executive and non-executive directors with wide experience. The appointment of directors is considered by the board and, following the provisions in the articles of association, they must retire by rotation, and may stand for re-election by the shareholders, at least every three years. Executive directors normally retire at age 60 as required by their service agreements. Independent non-executive directors are appointed for a specified term, not exceeding five years, which may be renewed.

The board meets nine times a year and a programme is prepared and agreed each year, which ensures that the directors are able regularly to review corporate strategy and the operations and results of the business units in the Lloyds TSB Group and to discharge their other duties. The roles of the chairmen, the group chief executive and the board and its governance arrangements are reviewed annually.

The board has a chairman's committee, comprising the chairman, the deputy chairman, the group chief executive and his deputy. The chairman's committee meets to discuss current issues and strategy, examine and test proposals and prepare for board meetings. It also has specific powers delegated to it by the board. The board also has audit, nomination and remuneration committees which comply with the code annexed to the UK Listing Authority's listing rules.

The chairman, the group chief executive and the group finance director have meetings with representatives of institutional shareholders and all shareholders are encouraged to participate in Lloyds TSB Group's annual general meeting.

Board of directors

Biographical details of the board of directors are given below.

     Maarten A van den Bergh <
     Chairman

Joined Lloyds TSB Group in 2000 as deputy chairman and was appointed chairman in 2001. Joined the Royal Dutch/Shell Group of companies in 1968 and after a number of senior and general management appointments in that group, became group managing director in 1992. Appointed president of Royal Dutch Petroleum Company and vice chairman of the committee of managing directors of the Royal Dutch/Shell Group in 1998 and continued in these roles until 2000. A non-executive director of Royal Dutch Petroleum Company, BT Group and British Airways. Elected by the shareholders to the board in April 2001. Aged 61.

     David P Pritchard
     Deputy Chairman

Joined TSB Group in 1995 as group treasurer. Seconded to the Securities and Investments Board as head of supervision & standards, markets & exchanges, from 1996 to 1998. Appointed to the board in 1998, as group executive director, Wholesale and International Banking. Retired from executive duties in 2003, when he was appointed deputy chairman. Held senior and general management appointments with Citicorp from 1978 to 1986 and Royal Bank of Canada from 1986 to 1995. A non-executive director of the London Clearing House. Most recently re-elected by the shareholders to the board in April 2001. Aged 58.

     Executive directors

     J Eric Daniels
     Group Chief Executive

Joined the board in 2001 as group executive director, UK Retail Banking before his appointment as group chief executive in 2003. Served with Citibank from 1975 and held a number of senior and general management appointments in the USA, South America and Europe before becoming chief operating officer of Citibank Consumer Bank in 1998. Following the Citibank/Travelers merger in 1998, he was chairman and chief executive officer of Travelers Life and Annuity until 2000. Chairman and chief executive officer of Zona Financiera from 2000 to 2001. Elected by the shareholders to the board in April 2002. Aged 51.

     Michael E Fairey
     Deputy Group Chief Executive

Joined TSB Group in 1991 and held a number of senior and general management appointments before being appointed to the board in 1997 and deputy group chief executive in 1998. Joined Barclays Bank in 1967 and held a number of senior and general management appointments, including managing director of Barclays Direct Lending Services from 1990 to 1991. Most recently re-elected by the shareholders to the board in April 2002. Aged 55.

     Michael D Ross CBE
     Deputy Group Chief Executive

Joined the board in 2000. Joined Scottish Widows in 1964 and following a number of senior and general management appointments became group chief executive of that company in 1991. Chairman of the Association of British Insurers. Most recently re-elected by the shareholders to the board in April 2003. Aged 56.

     Peter G E Ayliffe
     Group Executive Director, UK Retail Banking

Joined the board in 2003, having held a number of senior and general management appointments in the Lloyds TSB Group since 1985. Appointed Managing Director, Personal Banking in 2000. Served with National Westminster Bank from 1974 to 1985. Aged 50.

     Philip R Hampton
     Group Finance Director

Joined the board in 2002. Previously, finance director of BT Group from 2000 to 2002, BG Group from 1996 to 2000 and British Steel from 1990 to 1996. Before that, he worked for Coopers & Lybrand from 1975 to 1980 and Lazard Brothers from 1981 to 1990. A non-executive director of RMC Group. Elected by the shareholders to the board in April 2003. Aged 49.

     Archie G Kane
     Group Executive Director, IT and Operations

Joined TSB Commercial Holdings in 1986 and held a number of senior and general management appointments in Lloyds TSB Group before being appointed to the board in 2000. After some 10 years in the accountancy profession, joined General Telephone & Electronics Corporation in 1980, serving as finance director in the UK from 1983 to 1985. Chairman of the council of the Association for Payment Clearing Services. Most recently re-elected by the shareholders to the board in April 2003. Aged 51.

     Steve C Targett
     Group Executive Director, Wholesale and International Banking

Joined the board in 2003. Served with National Australia Bank from 1997, where he held a number of senior and general management appointments in Australia and the UK before becoming chief executive officer, Europe, in 2002. Previously held a number of senior and general management appointments in Cargill, a commodity trading group, from 1980 to 1988, State Bank of South Australia from 1988 to 1991 and ANZ Bank from 1991 to 1997. His early career, between 1972 and 1980, was spent with National Australia Bank. Elected by the shareholders to the board in April 2003. Aged 48.

     Non-executive directors

     Wolfgang C G Berndt >+

Joined the board in 2003. Joined Procter and Gamble in 1967 and held a number of senior and general management appointments in Europe and North America, before retiring in 2001. A non-executive director of Cadbury Schweppes and GfK AG. Chairman of the Institute for the Future. Aged 60.

     Ewan Brown CBE FRSE >**
     Chairman of Lloyds TSB Scotland

A director since 1999. A non-executive director of Lloyds TSB Scotland since 1997. Executive director of Noble Grossart since 1971. Chairman of Transport Initiatives Edinburgh. A non-executive director of John Wood Group and Stagecoach Holdings. Most recently re-elected by the shareholders to the board in April 2001. Aged 61.

     Gavin J N Gemmell CBE >*
     Chairman of Scottish Widows

Joined the board in 2002. A non-executive director of Scottish Widows, having been appointed to the board of that company before it became a member of the Lloyds TSB Group. Retired as senior partner of Baillie Gifford in 2001, after 37 years with that firm. A non-executive director of Archangel Informal Investment. Chairman of the court of Heriot-Watt University. Elected by the shareholders to the board in April 2002. Aged 61.

     Christopher S Gibson-Smith >+

A director since 1999. Chairman of National Air Traffic Services and to be Chairman of the London Stock Exchange from July 2003. Joined BP in 1970, serving as managing director from 1997 to 2001, having held senior and general management appointments in the UK, USA, Canada and Europe. A non-executive director of The British Land Company. Most recently re-elected by the shareholders to the board in April 2002. Aged 57.

     DeAnne S Julius CBE >+ss

Joined the board in 2001. Held a number of senior appointments in the UK and USA with the World Bank, Royal Dutch/Shell Group and British Airways, before membership of the Bank of England Monetary Policy Committee from 1997 to 2001. Chaired HM Treasury's banking services consumer codes review group in 2000/1. To be chairman of the Royal Institute of International Affairs from July 2003. A non-executive director of the Bank of England, BP, Serco Group and Roche Holdings SA. Elected by the shareholders to the board in April 2002. Aged 54.

     Angela A Knight >*

Joined the board in 2003. Deputy chairman of Scottish Widows, having been appointed to the board of that company before it became a member of the Lloyds TSB Group. A member of parliament from 1992 to 1997 and Economic Secretary to the Treasury from 1995 to 1997. Chief Executive of the Association of Private Client Investment Managers and Stockbrokers. A non-executive director of LogicaCMG, South East Water and the Port of London Authority. Aged 52.

     Sir Tom McKillop ^#

A director since 1999. Joined ICI in 1969 and held a number of senior and general management appointments before the demerger in 1993, when Zeneca was created. Chief executive of Zeneca Pharmaceuticals from 1994 to 1999 and chief executive of AstraZeneca from 1999. Pro-chancellor of Leicester University. Most recently re-elected by the shareholders to the board in April 2002. Aged 60.
     The Earl of Selborne KBE FRS >*ss

A director since 1995, having been a director of Lloyds Bank since 1994. Managing director of The Blackmoor Estate, his family business. Chancellor of Southampton University since 1996. President of the Royal Geographical Society from 1997 to 2000. Most recently re-elected by the shareholders to the board in April 2002. Aged 63.

*     Member of the audit committee
**    Chairman of the audit committee
+     Member of the remuneration committee
#     Chairman of the remuneration committee
ss    Member of the nomination committee
<     Chairman of the nomination committee
>     Independent director
^     Senior independent director

      Compensation

      Directors' remuneration

The remuneration committee makes recommendations to the board on the framework of executive directors' remuneration and its cost, and determines, on the board's behalf, specific remuneration packages for each of the chairman, the deputy chairman and the executive directors. Additionally, all the non-executive directors receive the minutes of remuneration committee meetings and have the opportunity to comment and have their views taken into account before the committee's decisions are implemented. See also "- Board practices - Remuneration committee".

     Executive directors' remuneration policy

Lloyds TSB Group aims to ensure that the executive directors' remuneration arrangements, in line with the Lloyds TSB Group's overall practice on pay and benefits, are competitive and designed to attract, retain and motivate executive directors of the highest calibre, who are expected to perform to the highest standards. Account is taken of information, from internal and independent sources, on the remuneration for comparable positions in a wide range of FTSE 100 companies. The strategy for executive directors' pay is for basic salaries to reflect the relevant market median; for benefits such as a company car, medical insurance and pension to reflect market practice; and for total direct compensation (basic salary, annual incentives and the value of long-term incentives) to be at the upper quartile of the market place, provided that performance justifies the amount. This strategy is consistent with the Lloyds TSB Group's belief that performance should determine a significant proportion of the total remuneration package for executive directors. There are no plans to change the strategy.

The fees of the non-executive directors are agreed by the board within a total amount determined by the shareholders. They are designed to recognise the significant responsibilities of directors and to attract individuals with the necessary experience and ability to make an important contribution to the Lloyds TSB Group's affairs. The fees, which are neither performance related nor pensionable, are comparable with those paid by other companies.

Reward package. Each year, with the help of external management consultants, the total remuneration package of the directors is reviewed, and in 2002 The Hay Group Management Limited were commissioned by the remuneration committee to conduct the review. The current package for executive directors comprises the following elements:

Basic salary. The aim is to ensure that salaries are competitively set in relation to similar jobs in a wide range of FTSE 100 companies.

Current salaries for the chairman, deputy chairman and executive directors, following the most recent salary review are:


                           Mr Ayliffe         GBP375,000
                           Mr Daniels         GBP700,000
                           Mr Fairey          GBP498,000
                           Mr Hampton         GBP483,000
                           Mr Kane            GBP397,500
                           Mr Pritchard       GBP233,520
                           Mr Ross            GBP443,000
                           Mr Targett         GBP450,000
                           Mr van den Bergh   GBP422,500

Annual incentive. The annual incentive scheme is designed to reflect specific goals linked to the performance of the business. In 2002, the group chief executive had a maximum incentive opportunity equal to 100 per cent of his salary as did Mr Daniels, whose bonus opportunity and payment for 2002 were agreed as part of his recruitment package. Each of the other executive directors could earn an incentive equal to 75 per cent of their salary. The awards were based on Lloyds TSB Group performance and the attainment of predetermined targets relating to total income, profit before tax and economic profit. Each received an award equal to 4.7 per cent of salary based on achievement against the income target, which was met in part. No bonus has been earned for the other targets.

In 2003, all the executive directors will have a maximum incentive opportunity equal to 100 per cent of their salaries. Awards will be based on Lloyds TSB Group performance, with predetermined targets relating to profit before tax and economic profit. 75 per cent of the award will be payable on achievement of profit before tax and economic profit relating to the Lloyds TSB Group's stretching budget for 2003 and the remuneration committee has set a higher target for the maximum award. The threshold performance levels, below which no bonus will be payable, have also been set by the remuneration committee at higher figures than those achieved in 2002.

The remuneration committee reviewed the attainment of targets in 2002 and agreed the incentive payments, and the auditors confirmed the calculations. These payments are not pensionable.

Medium-term incentive plan. In April 2000, shareholders approved the introduction of a medium-term incentive plan which gave the executive directors serving at that time the opportunity of an award, deferred until after the end of 2002, which was the subject of two performance targets, based on the efficiency ratio and return on equity. For the group chief executive, the maximum potential award was equal to 50 per cent of aggregate basic salary for the years 2000 to 2002 and for other executive directors, the maximum potential award was equal to 25 per cent of aggregate basic salary for those three years.

The two minimum performance targets were a reduction in Lloyds TSB Group's efficiency ratio to 37 per cent by the end of 2002 and a return on equity of 28 per cent by the end of 2002. No payment was to be made under the plan unless both these minimum targets were met. The performance targets were not met by the end of 2002 and, accordingly, the plan ended without any payments being made.

Executive share option schemes. All executive share options granted since March 1996 have been subject to performance conditions. Performance conditions are set when the grant of options is made and the options cannot normally be exercised unless the conditions have been met. To meet the performance conditions applied to options granted since August 2001, Lloyds TSB Group plc's ranking, based on total shareholder return (calculated by reference to both dividends and growth in share price) over the relevant (three year) period, within the comparator group, must be at least ninth. Hoare Govett independently provides the information on total shareholder return and Lloyds TSB Group plc's ranking and the auditors are also involved before the remuneration committee confirms whether the conditions have been met.

In 2002, options were granted to executive directors and senior executives within the scheme limits. These limits relate to the number of shares under option and the price payable on exercise. The maximum limit for the grant of options to an executive director in any one year is equal to one and a half times annual basic salary multiplied by a performance multiplier of 3.5 (although in exceptional circumstances, for example on the recruitment of a new executive, that could be increased to four times annual basic salary multiplied by 3.5).

The full grant of options for executive directors will only become exercisable if Lloyds TSB Group plc is ranked first within the comparator group.

The following table illustrates the percentage of the grant which would be exercisable depending on the ranking within the comparator group.

At the end of 2002 Lloyds TSB Group plc was ranked:

6th after two years of the performance period for options granted in 2001; and

11th after one year of the performance period for options granted in 2002.

Option awards have been made to the executive directors in February 2003 and were subject to the same scheme limits and performance conditions as outlined above.


  Ranking position within comparator group   % of option which may be exercised
  1                                          100
  2                                          86
  3                                          71
  4                                          57
  5                                          43
  6                                          29
  7                                          23
  8                                          17
  9                                          14
  10 or below                                Nil - options not exercisable

The current constituents of the comparator group are:

Abbey National             ABN Amro                    Alliance and Leicester
Aviva                      Barclays                    Citigroup
Fortis                     HBOS                        HSBC Holdings
ING                        Legal and General           National Australia Bank
Prudential                 Royal Bank of Scotland      Royal & Sun Alliance
Standard Chartered

In addition, share options have been granted in previous years in accordance with the relevant scheme rules and market practice at that time. The table on page 86 includes options granted under these previous schemes.


  Options granted            Performance conditions

  Prior to March 1996        None

  March 1996 - August 1999   That Lloyds TSB Group plc's ranking based on
                             shareholder return (calculated by reference to both dividends and growth in share price) over the relevant period should be in the top fifty companies of the FTSE 100 and that there must have been growth in earnings per share which is equal to the aggregate percentage change in the Retail
                             Price Index plus two percentage points for each complete year of the relevant period.

  March 2000 - March 2001    As for March 1996 - August 1999 except that there
                             must have been growth in the earnings per share equal to the change in the Retail Price Index plus three percentage points for each complete year of the relevant period.

The remuneration committee chose the relevant performance condition, where applicable, because it was felt to be challenging, aligned to shareholder interests and appropriate at the time.

At the annual general meeting in April 2003, the shareholders approved an amendment to the rules of the executive share option schemes. Under the previous rules, a share option could not be granted to any person who, at the date of grant, was within 2 years of retirement. The rules of the schemes were amended to allow share options to be granted to executives up to six months before retirement.

Since the introduction of the new performance condition in 2001, the exercise of options after retirement would still require the condition to be satisfied over the original performance period. Also, if the optionholder retired within 3 years of the date of the grant, the number of shares which could be acquired on exercise would be reduced according to the length of time the optionholder was employed between the date of grant and the date of retirement.

Share retention plan and Lloyds TSB Group plc Share Plan 2003. Two further share plans have been established as part of the recent recruitment of executive directors to the Lloyds TSB Group. During 2001, the share retention plan was adopted, specifically to facilitate the recruitment of Mr Daniels, who was based in the USA, as part of the remuneration package considered necessary to attract him to the UK. Mr Daniels is the only participant in the plan and he became eligible to participate in it when he joined Lloyds TSB Group plc on 1 November 2001. On 2 November 2001, an option was granted to Mr Daniels under the plan to acquire 216,763 ordinary shares in Lloyds TSB Group plc (with a value of GBP1.5 million at the date of grant) for a total price of GBP1. No further options may be granted to him under the plan.

The Lloyds TSB Group plc Share Plan 2003 was adopted in March 2003, specifically to facilitate the recruitment of Mr Targett, to compensate him for the value of the options he had with his previous employer, which lapsed when he left them to join the Lloyds TSB Group. Mr Targett is the only participant in the plan and he became eligible to participate in it when he joined Lloyds TSB Group plc on 10 March 2003. On 11 March 2003, an option was granted to him under the plan to acquire 331,125 ordinary shares in Lloyds TSB Group plc (with a value of GBP1 million at the date of grant) for a total price of GBP1. No further options may be granted to him under the plan.

No new shares will be issued to satisfy the options under either of these plans.

The options are designed to encourage the participants to remain with Lloyds TSB Group plc. Accordingly, the options, which are not subject to any performance conditions, will normally become exercisable only if the participants remain as employees, and have not given notice of resignation, on 31 December 2004, in the case of Mr Daniels, and 31 December 2005, in the case of Mr Targett. The options will also be exercisable if the participants cease to be employees before those dates in certain circumstances described in their service agreements, in which case the options will be exercisable for six months and then lapse. For both plans, these circumstances include the participant being entitled to terminate his service agreement without notice by reason of his employer's conduct or the participant being removed as a director or employee otherwise than in accordance with that agreement. The options may also become exercisable early on a takeover or reconstruction of Lloyds TSB Group plc.

In the case of Mr Daniels' option, such circumstances also include there being any material diminution of his duties or, within 18 months of his employment, there being a change of circumstances of Lloyds TSB Group plc such that there was, in his reasonable judgement, a material and adverse effect on his prospects or a material diminution of his status.

In the case of Mr Targett's option, the circumstances also include his service agreement being terminated by Lloyds TSB Group plc due to sickness or injury, or if he dies (in which case his personal representatives would generally have twelve months from the date of death to exercise the option).

Both of these options will lapse if the participant ceases to be an employee, or gives notice of resignation, before the normal exercise dates, except in the circumstances described above. Mr Daniels' option will lapse if he dies before the normal exercise date.
The number and/or nominal amount of shares may be adjusted by the board on certain variations in the share capital of Lloyds TSB Group plc.

The benefits conferred by these options are not pensionable and the options are not transferable.

Other share plans. The executive directors, the chairman and the deputy chairman may participate in the Group's 'Sharesave' scheme and 'Shareplan' on the same basis as other employees.

Pensions. Executive directors are entitled to pensions based on salary and length of service with Lloyds TSB Group, with a maximum pension of two-thirds of final salary.

Directors' emoluments for 2002


                                            Performance
                                     Other     -related   Shareplan     2002
                    Salaries/fees  benefits    payments                Total    2001
                           GBP000   GBP000       GBP000     GBP000    GBP000  GBP000
  Current
  directors who
  served during 2002:
  Ewan Brown                  60                                         60      59
  J E Daniels                450      349         450         14      1,263     192
  M E Fairey                 470      137          22         14        643     791
  G J N Gemmell               68                                         68       -
  C S Gibson-Smith            38                                         38      38
  P R Hampton                268        9          13          8        298       -
  D S Julius                  38                                         38       9
  A G Kane                   375       14          18         11        418     548
  Sir Tom McKillop            45                                         45      45
  D P Pritchard              390       17          18         12        437     588
  M D Ross                   430       15          20         13        478     650
  Lord Selborne               33                                         33      43
  M A van den Bergh          400       15                               415     406

  Former
  directors who
  served during 2002:
  M K  Atkinson              174      370          18          5        567     588
  A C Butler                  40                                         40      40
  P B Ellwood                660       22          31         20        733   1,001
  S M Forbes                  38                                         38      38
  A E Moore                  210       11                      6        227     229
  L M Urquhart                25                                         25      93

  Former                                                                        391
  directors who
  served during 2001
                           4,212      959         590        103      5,864   5,749

"Other benefits" include the use of a car, private medical insurance, life insurance cover and payments to a former executive director on termination of his service contract (see below). Allowances for relocation, housing and legal advice arising from Mr Daniels' service agreement and an additional payment in respect of the contribution to the separate fund relating to Mr Fairey's pension, are also included. The separate fund was established to cover pension obligations of those who joined Lloyds TSB Group after 1 June 1989 and who are subject to the Inland Revenue earnings cap relating to pensions, introduced by the Finance Act 1989.

GBP348,637 included in "other benefits"' for Mr Atkinson represents the amount to which he was contractually entitled when his employment was terminated on 31 May 2002. This included 12 months' salary from which he elected to pay GBP318,637 to purchase additional pension from Lloyds TSB Group Pension Scheme No. 1. As part of his termination package, he is also entitled to a bonus reflecting what he would have received during his notice period. He became entitled to a pension of GBP273,514 immediately when his employment terminated, which took into account the additional 12 months' service for the notice period. He also continues to receive beneficial rights to medical insurance and use of a car for 12 months after departure. His outstanding share options are exercisable either up to 12 months after departure or, for those options granted after August 2001, at the later appropriate time providing the performance condition has been met.

Performance-related payments

These payments relate solely to cash bonuses earned in 2002 under the annual incentive scheme. They do not include any amounts relating to the former medium-term incentive plan, approved by shareholders in 2000, which ended in 2002 without any payments being made, as the relevant performance targets were not met.

Shareplan

Amounts shown are those received by directors in respect of the Group's Shareplan. Under the scheme, employees received, in April 2003, an award equal to 3 per cent of salary received in 2002. A maximum of GBP3,000 was received in shares for those eligible, with any balance paid in cash.

Directors' pensions in 2002

The executive directors are all members of one of the defined benefit schemes provided by the Lloyds TSB Group. Those directors who joined the Group after 1 June 1989 have pensions provided on salary in excess of the earnings cap either through membership of a Funded Unapproved Retirement Benefits Scheme ('FURBS') or by an unfunded pension promise.

Retirement pensions accrue at rates of between 1/60 and 1/30 of basic salary.

With the exception of Mr Pritchard, directors have a normal retirement age of
60. Mr Pritchard retired on 16 April 2003. For executive directors, in the event of death in service, a lump sum of 4 times salary is payable plus a spouse's pension of 2/3 of the member's prospective pension. On death in retirement, a spouse's pension of 2/3 of the member's pension is payable. The schemes are non-contributory.

Mr Pritchard has a deferred cash entitlement of GBP71,310 from his membership of the defined contribution section of the Group's FURBS.


                                                                                              Additional
                        Accrued      Accrued                                                     pension
                     pension at   pension at       Transfer       Transfer                  earned to 31
                             31           31    value at 31    value at 31      Change in       December        Transfer
                       December     December       December       December       transfer           2002        value of
                           2002         2001           2002           2001          value                            the
                                                                                                                increase
                            (a)          (b)            (c)            (d)      (c) - (d)            (e)             (f)
Current directors who served during 2002:
  J E Daniels            31,250       23,750        346,555        312,504        34,051           7,096          78,693
  M E Fairey            155,805      127,183      2,075,301      1,862,642       212,659          26,460         352,443
  P R Hampton             5,963        -             58,631         -             58,631           5,963          58,631
  A G Kane              144,353      118,599      1,514,190      1,503,489        10,701          23,737         248,989
  D P                    38,974       30,582        656,073        518,412       137,661           7,872         132,514
  Pritchard
  M D Ross              274,125      245,229      4,395,896      3,564,387       831,509          24,727         392,853

  In addition, the following unfunded benefits have accrued for Mr van den Bergh instead of a salary increase in 2002:
  M A van den             3,378        -            36,160         -              36,160           3,378          36,160
  Bergh

  Former directors who served during 2002:
  M K Atkinson          273,514      227,274      4,632,189      3,455,667     1,176,522          42,376         717,673
  P B Ellwood           393,875      336,441      7,093,775      5,943,051     1,150,724          51,715         931,398



Columns (a) and (b) represent the deferred pension to which the directors would have been entitled had they left the Group on 31 December 2002 and 2001, respectively (ignoring the two-year requirement to qualify for a deferred pension).

Column (c) is the transfer value of the deferred pension in column (a) calculated as at 31 December 2002 based on factors supplied by the actuary of the relevant Lloyds TSB Group pension scheme in accordance with actuarial guidance note GN11.

Column (d) is the equivalent transfer value, but calculated as at 31 December 2001 on the assumption that the director left service at that date. Mr Hampton joined the Lloyds TSB Group on 1 June 2002 and previous years' figures are not shown.

Column (e) is the increase in pension built up during the year, recognising (i) the accrual rate for the additional service based on the pensionable salary in force at the year end, and (ii) where appropriate the effect of pay changes in 'real' (inflation adjusted) terms on the pension already earned at the start of the year.

Column (f) is the capital value of the pension in column (e).

Members of the Group's pension schemes have the option to pay additional voluntary contributions: neither the contributions nor the resulting benefits are included in the above table.

Board practices

Audit committee

The audit committee comprises Mr Brown (chairman), Mr Gemmell, Mrs Knight and Lord Selborne. The deputy chairman is invited to attend all meetings of the committee. The audit committee's duties include considering the appointment, resignation or dismissal of the external auditors and their independence and objectivity. The audit committee also reviews all financial statements published in the name of the board and the quality and acceptability of the related accounting policies, practices and financial reporting disclosures; the scope of work of the group risk management division, where duties include internal audit and advising on and monitoring compliance with financial services legislation and regulations, and the adequacy of its resources; the results of the external audit and its cost effectiveness; communications from the external auditors on audit planning and findings on material weaknesses in accounting and internal control systems; the major findings of any relevant internal investigations; and its own efficiency and effectiveness. All audit and non-audit services provided by the auditors are approved by the audit committee.

Nomination committee

The nomination committee, comprising Mr van den Bergh (chairman), Dr Julius and The Earl of Selborne, considers potential candidates for appointment as directors and makes recommendations to the board. The deputy chairman and group chief executive are invited to attend all meetings of the committee. The committee also makes recommendations to the board concerning the following:

* the re-appointment of any non-executive director by the board at the conclusion of his or her specified term;

* the re-election of any director by the shareholders under the retirement by rotation provisions of the articles of association;

* any matters relating to the continuation in office as a director of any director at any time; and

* the appointment of any director to executive or other office, other than to the positions of chairman and group chief executive where special arrangements apply.

Remuneration committee

The remuneration committee, comprising Sir Tom McKillop (chairman), Dr Berndt, Dr Gibson-Smith and Dr Julius, reviews and makes recommendations to the board on the framework of executive directors' remuneration and its cost. It also determines, on the board's behalf, specific remuneration packages for each of the chairman, the deputy chairman, the executive directors, and any employee of Lloyds TSB Group plc or any subsidiary whose salary exceeds GBP300,000 per annum. In addition, it determines proposals for the granting of executive share options.

All the non-executive directors receive the minutes of remuneration committee meetings and have the opportunity to comment and have their views taken into account before the committee's decisions are implemented.

Directors' service agreements

The general Lloyds TSB Group policy is for executive directors to have service agreements with notice periods of no greater than one year, to reflect current corporate governance best practice. Executive directors are required to give the Lloyds TSB Group six months' notice if they wish to leave. The Association of British Insurers and the National Association of Pension Funds published a joint statement of best practice on executive contracts and severance in December 2002 and, during 2003, the remuneration committee will consider what changes would be desirable in respect of service agreements.

Mr Ayliffe, Mr Fairey, Mr Hampton, Mr Kane and Mr Targett each has a service agreement which the company may terminate by giving one year's notice. Mr Ross's service agreement, entered into in connection with the arrangements for the transfer of the business of Scottish Widows to the Lloyds TSB Group in March 2000, provided for two years' notice for the first two years, but since March 2002 the notice period has decreased by one month for each month of service, to one year's notice. Since March 2003, therefore, Mr Ross's agreement may be terminated on one year's notice.

Mr Daniels' service agreement provided for two years' notice for the first eighteen months (from November 2001): after that, the notice period reduced to one year. Since May 2003, therefore, Mr Daniels' agreement may be terminated on one year's notice. His contract also provided that if, within eighteen months of the commencement of his employment, there were to be a change of circumstances of the company (as defined in the agreement) so that there was, in his reasonable judgement, a materially adverse effect on his prospects or a material diminution in his status, he would be entitled to serve notice terminating his employment and appropriate compensation would be payable to him.

None of the other directors has a service agreement with a notice period of more than one year.

The remuneration committee has considered the provisions of the UK Listing Authority's corporate governance code and the recent ABI/NAPF joint statement mentioned above, relating to compensation in the event of early termination of directors' service agreements and a departing director's duty to mitigate his or her loss. The Lloyds TSB Group will have regard to that duty on a case by case basis when assessing the appropriate level of compensation which may be payable. It is the Lloyds TSB Group's policy that where compensation on early termination is due, in appropriate circumstances it should be paid on a phased basis.

Non-executive directors do not have service agreements and, in accordance with the articles of association, their appointment may be terminated at any time without compensation.

Employees

As at 31 December 2002, Lloyds TSB Group employed 79,537 people (full-time equivalent), compared with 81,400 at 31 December 2001. At 31 December 2002 68,697 employees were located in the UK, 4,859 in the Americas, 4,532 in New Zealand, and 1,449 in the rest of the world. At the same date, 47,895 people were employed in UK Retail Banking and Mortgages, 6,170 in Insurance and Investments, 23,173 in Wholesale Markets and International Banking, and 2,299 in other functions.

Lloyds TSB Group is committed to employment policies which follow best practice, based on equal opportunities for all employees irrespective of sex, race, national origin, religion, colour, disability, sexual orientation, age or marital status.

In the UK, Lloyds TSB Group supports Opportunity Now and Race for Opportunity; campaigns to improve opportunities for women and ethnic minorities in the work place. Lloyds TSB Group is a member of the Employers' Forum on Disability in support of employment of people with disabilities. This recognises the need for ensuring fair employment practices in recruitment and selection, and the retention, training and career development of disabled staff.

Employees are kept closely involved in major changes affecting them through a variety of means. In the UK, Lloyds TSB Group has long standing arrangements with finance sector unions covering both collective and individual representation of staff. Lloyds TSB Group has gone through substantial changes in recent years; adjusting for the effect of acquisitions and disposals underlying staff numbers have reduced by 15,000 since 1995. However, during this time no material strikes or work stoppages have occurred. Additionally staff are kept closely involved in major changes affecting them through such measures as regular briefings, internal communications and opinion surveys as a way of ensuring the views of employees are taken into account in reaching decisions.

Schemes offering share options or the acquisition of shares are available for most staff, to encourage their financial involvement in Lloyds TSB Group. Further details are given in "- Compensation".

Share ownership

Directors' interests

The interests of those who were directors at 31 December 2002, all beneficial, in shares in Lloyds TSB Group plc were:

                                                         At                                                           At
                                    At       1 January 2002                                               1 January 2002
                           31 December          (or date of                                       At         (or date of
                                  2002       appointment if                         31 December 2002      appointment if
  Shares:                                             later)                                                       later)

  M K Atkinson                  93,394              124,815  P R Hampton                       6,021                   -
  Ewan Brown                     3,548                3,402  D S Julius                        2,000               2,000
  A C Butler                     2,000                2,000  A G Kane                         81,248              80,120
  J E Daniels                    1,029                1,000  Sir Tom McKillop                  1,000               1,000
  P B Ellwood                  183,999              178,751  A E Moore                     1,108,475           1,107,396
  M E Fairey                    75,425               74,158  D P Pritchard                     4,446               3,367
  S M Forbes                     2,000                2,000  M D Ross                          2,500               2,500
  G J N Gemmell                 50,000               30,000  Lord Selborne                     3,372               3,372
  C S Gibson-Smith               3,151                3,151  M A van den Bergh                 5,079               4,000

                                           85

Options to acquire shares of Lloyds TSB Group plc:



                                           At                                      Weighted     Exercise             Amount of gain
                                    1 January                                       average     price of             on exercise***
                                         2002                                      exercise        share
                                                          Exercised/                            options      Market
                                  (or date of    Granted      lapsed         At    price at      granted,   price at  2002    2001
                                  appointment     during  during the         31          31    exercised     date of GBP000  GBP000
                                   (if later)       year        year   December    December    or lapsed    exercise
                                                                           2002        2002
  M K Atkinson     Exercisable        147,600                            97,600        259p
                   Not exercisable    253,155                                 -          -
                   Exercisable*             -                            92,000        670p
                   Not exercisable*    92,000                           232,122        676p
                                                  275,349                                          715p                 -    577
                                                               916+                                442p
                                                             1,245+                                591p
                                                            91,817+                                733p
                                                            252,404+                               715p
  J E Daniels      Exercisable              -                                 -          -
                   Not exercisable    907,780                                 -          -
                   Exercisable*             -                                 -          -
                   Not exercisable*         -                         1,238,597        700p
                                                  330,419                                          715p
                                                      398                                          474p
  P B Ellwood**    Exercisable        321,340                           211,340        280p
                   Not exercisable    276,725                                 -          -
                   Exercisable*             -                           190,000        657p
                   Not exercisable*   165,000                           357,579        663p
                                                             4,146                                 416p    632.5p       9    -
  M E Fairey       Exercisable         54,000                                 -           -
                   Not exercisable    288,329                                 -           -
                   Exercisable*             -                           102,809        675p
                   Not exercisable*   105,809                           691,230        701p
                                                  345,104                                         715p
                                                      797                                         474p                  -    882
  P R Hampton      Exercisable              -                                 -           -
                   Not exercisable          -                                 -           -
                   Exercisable*             -                                 -           -
                   Not exercisable*         -                           326,351        740p
                                                  326,351                                         740p
  A G Kane**       Exercisable        171,547                           131,547        252p
                   Not exercisable    233,721                             4,157        442p
                   Exercisable*             -                            90,000        716p
                   Not exercisable*    77,000                           531,913        701p
                                                  275,349                                         715p
  D P Pritchard    Exercisable              -                                 -           -
                   Not exercisable    250,096                             4,687        416p
                   Exercisable*             -                            50,000        860p
                   Not exercisable*    90,000                           571,772        700p
                                                  286,363                                         715p
  M D Ross         Exercisable              -                                 -           -
                   Not exercisable    440,549                                 -           -
                   Exercisable*             -                                 -           -
                   Not exercisable*         -                           756,283        657p
                                                  315,734                                         715p

  Gain made by Dennis Holt, who left the board on 31 August 2001                                                       -     53
  Gain made by A E Moore, who no longer holds share options                                                            -    281
                                                                                                                       9  1,793
  Share retention plan
  J E Daniels      Not exercisable 216,763              -           -   216,763  (see page 81)

        Options may be exercised between 2003 and 2012.

        Options were not exercisable because they had not been held for the period required by the relevant scheme or the performance conditions had not been met.

     *  Market price of shares is below the share option exercise price.

    ** These directors will receive additional Lloyds TSB Group shares on exercising share options held on 28 December 1995. These shares will compensate them for the special dividend of 68.3p per share which was paid to former TSB Group shareholders in 1996 following the merger with Lloyds Bank, but which was not paid to optionholders.

   *** This is the difference between the market price of the shares on the day on which the share option was exercised and the price paid for the shares, and includes the value of shares issued to compensate directors for the special dividend mentioned above.

     + These share options lapsed following termination of Mr Atkinson's service contract.

        The market price for a share in the Company at 1 January 2002 and 31 December 2002 was 746p and 446p respectively. The range of prices between 1 January 2002 and 31 December 2002 was 427.5p to 817p.

        None of the other directors at 31 December 2002 had options to acquire shares in Lloyds TSB Group or its subsidiaries.

Scottish Widows loan capital

At the end of the year, Mr Ross had an interest in GBP28,394 of Scottish Widows Group Limited floating rate unsecured loan notes 2008 (2001: GBP43,194).

Directors' non-beneficial interests

Directors had non-beneficial interests as follows:

1. Mr Daniels, Mr Ellwood, Mr Fairey, Mr Hampton, Mr Kane, Mr Moore, Mr Pritchard, Mr Ross and Mr van den Bergh, together with some 80,000 other employees, were potential beneficiaries in the 1,721,503 and 1,684,041 shares held at the end of the year by the Lloyds TSB qualifying employee share ownership trust and the Lloyds TSB Group employee share ownership trust, respectively. 2,417,245 and 1,952,179 shares, respectively, were held by these trusts at the beginning of the year.

2. At the beginning and end of the year, Mr Ellwood also had a non-beneficial interest in 7,000 shares held in another trust.

None of those who were directors at the end of the year had any other interest in the capital of Lloyds TSB Group plc or its subsidiaries.

Corporate governance

The Board considers that good governance is central to achieving the Lloyds TSB Group's governing objective of maximising shareholder value. Lloyds TSB Group has complied throughout the year with the provisions of the UK Listing Authority's corporate governance code where the requirements are of a continuing nature.

Internal control

The board of directors is responsible for the Lloyds TSB Group's system of internal control, which is designed to ensure effective and efficient operations, internal control, including financial reporting, and compliance with laws and regulations. It should be noted, however, that such a system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. In establishing and reviewing the system of internal control the directors have regard to the materiality of relevant risks, the likelihood of a loss being incurred and the costs of control. It follows, therefore, that the system of internal control can only provide reasonable but not absolute assurance against the risk of material loss.

The directors and senior management are committed to maintaining a control-conscious culture across all areas of operation. This is communicated to all employees by way of procedures manuals and regular management briefings. Key business risks are identified, and these are controlled by means of procedures such as physical controls, credit, trading and other authorisation limits and segregation of duties. There are well established budgeting and forecasting procedures in place and reports are presented regularly to the Board detailing the results of each principal business unit, variances against budget and prior year, and other performance data. Internal controls contain procedures which assist the Board in identifying new and emerging risks.

The effectiveness of the internal control system is reviewed regularly by the Board and the Audit Committee, which also receives reports of reviews undertaken around the Lloyds TSB Group by Group Risk Management. The Audit Committee receives reports from the external auditors, PricewaterhouseCoopers LLP, (which include details of significant internal control matters that they have identified) and has a discussion with the auditors at least once a year without executives present, to ensure that there are no unresolved issues of concern.

The US Sarbanes-Oxley Act of 2002

The US Sarbanes-Oxley Act came into force at the end of July 2002. Many of the rules implementing the Act are currently being written and proposed by the Securities and Exchange Commission. As a result, the detailed provisions of the Act are likely to become effective during 2003. Lloyds TSB Group will comply with those provisions of the Act applicable to foreign issuers as and when they become effective. The Board takes the view that Lloyds TSB Group already has a sound corporate governance framework, good processes for the accurate and timely reporting of its financial position and results of operations and an effective and robust system of internal controls. Consequently, Lloyds TSB Group's approach to compliance with the Act principally involves the development and adjustment of the existing corporate governance framework and associated processes concerning reporting, internal controls and other relevant matters. In particular, some additional work has been undertaken to ensure that the Group Chief Executive and the Group Finance Director are in a position to provide the certifications required by the Act in respect of this report for the year ended 31 December 2002.

Disclosure controls and procedures

Within 90 days prior to the date of this report, the Lloyds TSB Group, under the supervision and with the participation of the Lloyds TSB Group's management, including the Group Chief Executive and Group Finance Director, performed an evaluation of the effectiveness of the Lloyds TSB Group's disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Group Finance Director concluded that the Lloyds TSB Group's disclosure controls and procedures are effective for gathering, analysing and disclosing the information that the Lloyds TSB Group is required to disclose in the reports that it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. The Lloyds TSB Group's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

There have been no significant changes in the Lloyds TSB Group's internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

Lloyds TSB Group plc does not know of any shareholder owning beneficially, directly or indirectly, five per cent or more of the shares of Lloyds TSB Group plc, or of any shareholder having more than five per cent of the voting rights.

At 31 December 2002, those who were directors of Lloyds TSB Group plc on that day beneficially owned the following ordinary shares, not including options:


    Title of Class       Identity of Person    Amount Owned       Per cent of
                              or Group                              Class
    Ordinary shares,        Directors (18        1,628,687           0.03
    nominal value 25          persons)
       pence each

In addition, those directors held, as at 31 December 2002, options to acquire 5,896,750 shares, all of which were granted pursuant to the executive share option schemes, sharesave share option schemes and share retention plan.

Lloyds TSB Group plc is not owned or controlled directly or indirectly by another corporation or by any government and Lloyds TSB Group plc is unaware of any arrangements which might result in a change in control.

Related party transactions

Lloyds TSB Group, as at 31 December 2002, had related party transactions with 4 directors and 31 officers. See Note 42 to the Consolidated Financial Statements. The transactions in question were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavourable features.

                                 REGULATION
European Union Directives

European Union ("EU") Directives, which are required to be implemented in member states through national legislation, have a strong influence over the framework for supervision and regulation of banking and financial services in the UK. The banking Directives aim to harmonise banking regulation and supervision throughout member states by setting out minimum standards in key areas such as capital adequacy and deposit and investor compensation schemes. The UK has now largely implemented these minimum requirements. The Directives also require member states to give "mutual recognition" to each other's standards of regulation. Under the Second Banking Co-ordination Directive the concept of mutual recognition has also been extended to create the "passport" concept: this gives a bank which has been authorised in its "home" state the freedom to establish branches in, and to provide cross-border services into, other member states without the need for additional local authorisation.

Whilst credit institutions such as those in Lloyds TSB Group are primarily regulated in their home state by a local regulator, the EU Directives prescribe minimum criteria for the authorisation of credit institutions and the prudential supervision applicable to them. Investment firms are subject to a similar regulatory environment and can obtain a "passport" under the Investment Services Directive. Despite the application of the "passports" a member state can impose certain requirements on the conduct of banking and investment activities in its boundaries (including conduct of business rules).

Credit institutions and investment firms are required to make adequate capital provisions for risks entered into: the Directives set out the deemed quality and acceptable relative proportions of various types of capital. The Directives also regulate permissible counterparty exposures, provide for the supervision of consolidated financial groups' capital adequacy requirements and define permissible exposures to individual or linked counterparties.

During 2001 the Basel Committee on Banking Supervision has issued further consultation documents with the purpose of replacing the Capital Accord of 1988 with a new capital adequacy framework. The outcome of these consultations is likely to result in comprehensive changes to the capital adequacy regulations applicable to Lloyds TSB Group. The proposals for the new framework cover three main areas:

* Minimum capital requirements and methodologies for allocation of regulatory capital for credit and other risks.

* A supervisory review process, including the setting of capital ratios by bank supervisors.

* Improvement in the stability of the financial system by reliable and timely disclosure of risk information.

It is not expected that the eventual framework will be implemented before 31 December 2006.

The UK financial services industry will be affected by a number initiatives currently being developed by the EU; work continues on the Financial Services Action Plan, which is intended to create a single market for financial services by 2005, and there are proposals for a new Consumer Credit Directive. The Lloyds TSB Group will continue to monitor the progress of these initiatives and assess the likely impact on its business.

UK regulations

In the UK, the fundamental concepts of constitutional issues, company registration and the format and production of company annual reports and accounts are controlled by the UK Companies Act 1985. In addition, as a company listed on the London Stock Exchange Limited, Lloyds TSB Group plc is obliged to comply with a code of practice known as the Combined Code regarding corporate governance. As part of the continuing obligations of Lloyds TSB Group under the rules of that Exchange it must disclose, through the Exchange, major developments in its sphere of activity which may lead to substantial movement in the price of its securities listed on that Exchange.

The undertaking of certain financial activities in the UK subjects the relevant entity to further regulatory regimes. The UK government has implemented major changes to the supervisory regimes affecting financial services businesses. In accordance with the provisions of the Financial Services and Markets Act 2000 ("FSMA") on 1 June 2002, the Financial Services Authority ("FSA") completed the process of assuming responsibility for the regulation and oversight of all financial services activity in the UK, including investment in securities and long-term insurance contracts.

Any individual who carries out what is known as a 'controlled function' in a financial services firm needs to be approved by the FSA. Controlled functions include those of directors, the finance officer, risk management, compliance, anti-money laundering and internal audit. The FSA have established a Code of Practice for Approved Persons; shortfalls in their conduct can lead to sanctions against the individual by the FSA.

The most significant regulatory regimes relevant to Lloyds TSB Group are discussed below.

Banking

Primary responsibility for the prudential supervision of UK banks was transferred from the Bank of England to the FSA under the Bank of England Act 1998. The Bank of England retained its monetary policy role and responsibility for the overall stability of the financial system. The FSA carries out its supervision of the UK banking sector through the collection of information from a series of periodic statistical and prudential returns covering both sterling and non-sterling operations, meetings with the senior management of the banks and reports obtained from skilled persons. The regular reports include operating statements and returns covering (amongst other things) capital adequacy, liquidity, large single exposures and large exposures to related borrowers, lendings by industry sector and geographical area, maturity analyses and foreign exchange activities. A risk-based approach for the supervision of all banks was introduced in 1998; under this approach, the starting point for the FSA's supervision of a bank is based on a systematic analysis of that bank's risk profile. Having determined the level of inherent risk in the bank a minimum capital adequacy requirement is established, which the bank is required to meet at all times.

UK banks are required to maintain, in interest-free accounts at the Bank of England, a non-operational cash balance calculated as a percentage of eligible liabilities, which are, broadly, a measure of the sterling resources available to the banks for lending purposes.

Depositors in the UK are provided with protection for their deposits with authorised institutions. Depositors with a failed institution are entitled to receive 100 per cent of the first GBP2,000 and 90 per cent of the next GBP33,000 of their protected deposits from the UK deposit protection fund, subject to a maximum amount of GBP31,700, including both principal and accrued interest. All authorised institutions are required to be members of the deposit protection scheme and are subject to a levy in proportion to their deposit base, which includes deposits in sterling, other European Economic Area currencies and Euro, to finance the deposit protection fund.

The Banking Code (the "Code") is a voluntary code agreed by UK banks and building societies which became effective in 1992, with subsequent revisions in 1994, 1998, 2001 and 2003, and which has been adopted by Lloyds TSB Group. The Code defines the responsibilities of the banks and building societies to their personal customers in connection with the operation of their accounts and sets out minimum standards of service that these customers can expect from institutions which subscribe to the Code. Compliance with the Code is monitored by the Banking Code Standards Board.

The Business Banking Code is a voluntary code agreed by UK banks which became effective at the end of March 2002, with a subsequent revision in 2003 and which has been adopted by Lloyds TSB Group. The Business Banking Code defines the responsibilities of the banks to their smaller business customers in connection with UK operation of their accounts and sets out minimum standards of service that such customers can expect from institutions which subscribe to the Business Banking Code. Compliance with the Business Banking Code is monitored by the Banking Code Standards Board.

Investment business

The FSA is responsible for the authorisation and supervision of those firms which are engaged in investment business as defined in the FSMA. As part of the authorisation process, the FSA reviews applicants to ensure that they satisfy the necessary criteria including honesty, competence and financial soundness, to engage in regulated activity. Lloyds TSB Group's investment businesses became authorised by the FSA through being "grandfathered" as having been authorised under previous legislation to carry on investment business.

The FSA's regulatory approach aims to focus and reinforce the responsibility of the management of each authorised person to ensure that it takes reasonable care to organise and control its affairs responsibly and effectively and that it develops and maintains adequate risk management systems. The FSA Handbook of Rules and Guidance ('the Handbook') sets out the principles of market conduct and the rules to which investment businesses are required to adhere.

Under the FSMA a compulsory single, industry wide, investor's compensation scheme, the Financial Services Compensation Scheme has been set up. The Scheme is financed by a levy system and the FSMA allows for the establishment of different funds for different kinds of business and for different maximum amounts of claim. The limit for investment business compensation is GBP48,000.

"Listed money market institutions" are regulated by the FSA which expects such entities to observe the "London Code of Conduct" and other regulations contained in the paper entitled "The Regulation of the Wholesale Cash and OTC Derivatives Markets" which was originally issued by the Bank of England to regulate the operation of the wholesale money markets. Lloyds TSB Bank has been granted listed money market institution status.

Insurance

The insurance companies within the Lloyds TSB Group became authorised by the FSA through being "grandfathered" as having been authorised under previous legislation. While the authorisation and supervision of insurance companies is subject to the same FSA regulatory approach as other investment companies, rules exist to:

* Restrict the carrying out of insurance business in the UK to persons authorised by the FSA.

* Require the separation of the long-term business assets of an insurance company from the assets attributable to shareholders.

* Require, and define the role of, an appointed actuary for each insurance company carrying out long-term business in the UK. The appointed actuary is responsible for monitoring the financial health of the company.

* Require the directors to prepare an annual report on the solvency position of the insurer. The valuation basis for assets is defined and there are limits on the extent to which certain categories of assets are allowable in determining the solvency position. The appointed actuary must calculate the value of long-term liabilities and details of his investigations are contained in the directors' solvency report. In determining the value of long-term liabilities the appointed actuary must use a method and valuation basis permitted by the Handbook.

* Require the maintenance of a prescribed solvency margin at all times. The amount of the solvency margin depends upon the amount and type of business an insurance company writes. Failure to maintain the required solvency margin gives the regulator grounds for intervention.

* Prevent an insurer, and its parent, from declaring a dividend when long-term business assets do not exceed long-term liabilities. Furthermore, surplus assets in the long-term fund can only be transferred out once the appointed actuary has completed an investigation.

* Prevent the use of the long-term business assets for purposes other than supporting long-term business.

The Financial Services Compensation Scheme also applies to insurance business written by an insurer authorised by the FSA or by the UK branch of an EEA firm carrying on "home state regulated activity". The limit of compensation in respect of long-term insurance contracts is 90 per cent of the value of the contract with no maximum.

Other relevant legislation and regulation

The Consumer Credit Act 1974 regulates both brokerage and lending activities in the provision of personal secured and unsecured lending. The Data Protection Acts 1984 and 1998 regulate, among other things, the retention and use of data relating to individual customers. The Unfair Terms in Consumer Contracts Regulations 1994 came into force in July 1995. These Regulations together with the Unfair Contract Terms Act 1977 apply to certain contracts for goods and services entered into with customers. The main effect of the Regulations is that a contractual term covered by the Regulations which is "unfair" will not be enforceable against a consumer. These Regulations apply, among other things, to mortgages and related products and services.

The Mortgage Code is a voluntary code followed by lenders and mortgage intermediaries dealing with customers in the UK who want a loan secured on their home. It sets standards of good mortgage practice, which are followed as a minimum standard by those subscribing to it. Compliance with the Mortgage Code is monitored by the Mortgage Code Compliance Board. A new mortgage regulation regime is currently being developed by the FSA and is expected to take effect from 31 October 2004.

The General Insurance Standards Council ("GISC") is an independent, non-statutory organisation that was officially launched on 3 July 2000 to regulate the sales, advice and service standards of its members. GISC members may be insurers, intermediaries or others involved in general insurance such as claims handlers. Members' obligations to individuals buying insurance for themselves and their families are explained fully in the GISC Private Customer Code, while the GISC Commercial Code explains members' obligations in relation to businesses buying insurance. Members are monitored to make sure they follow the standards in the Code.

In December 2001 the UK government announced that the FSA would become responsible for regulating the sale and administration of general insurance (e.g. motor, property and liability insurance) and pure protection contracts (i.e. critical illness, income protection, term assurance and long-term care assurance). The government's legislation, and the FSA's rules subsequently made under it, will, when finalised, implement the Insurance Mediation Directive ("IMD") in the UK. The regulation of insurance intermediation will commence from 14 January 2005.

The Financial Ombudsman was established pursuant to the Financial Services and Markets Act 2000 to provide customers with a free, independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The Financial Ombudsman Scheme ("FOS") was established at "N2" (30 November 2001) when the Financial Services Authority became regulator for the financial services industry. The FOS resolve disputes that cover most financial products and services provided in (or from) the United Kingdom - from insurance and pension plans to bank accounts and investments. The decisions made by the FOS are binding on firms. Under section 229 of the Financial Services and Markets Act 2000, if a complaint is determined in favour of the complainant, the determination may include a money award against the firm of such amount as the Ombudsman considers fair compensation for financial loss and subject to the maximum limit of GBP100,000, or a direction that the firm take such steps in relation to the complainant as the Ombudsman considers just and appropriate or, both of these.

Rest of the world

Lloyds TSB Group operates in many countries around the world and its overseas branches, subsidiaries and associated companies are subject to reporting and reserve requirements and controls imposed by the relevant central banks and regulatory authorities.

                          LISTING INFORMATION

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the London Stock Exchange, and has not been prepared or independently verified by us.

The ordinary shares of Lloyds TSB Group plc are listed and traded on the London Stock Exchange under the symbol "LLOY.L". The prices for shares as quoted in the official list of the London Stock Exchange are in pounds sterling. The following table shows the reported high and low closing prices for the ordinary shares on the London Stock Exchange.



                                           Price per share
                                              (in pence)
                                       High                Low
                Annual prices:
                2002                  817.0              427.5
                2001                  772.0              590.0
                2000                  774.5              517.0
                1999                1,060.0              725.0
                1998                1,070.5              575.5

                Quarterly prices:
                2003:
                First quarter         459.0             295.75
                2002:
                Fourth quarter        591.0              427.5
                Third quarter         665.0              456.5
                Second quarter        817.0              624.0
                First quarter         775.0              680.0
                2001:
                Fourth quarter        757.0              644.0
                Third quarter         742.0              590.0
                Second quarter        772.0              684.5
                First quarter         751.0              610.0
                Monthly prices:
                May 2003              454.5             405.25
                April 2003            423.0              326.0
                March 2003           369.75             295.75
                February 2003        431.25              341.0
                January 2003          459.0              370.5
                December 2002         545.0              427.5

On 18 June 2003, the closing price of shares on the London Stock Exchange was
474.5 pence, equivalent to $797.07 per share translated at the Noon Buying Rate of $1.6798 per GBP1.00 on 18 June 2003.

Lloyds TSB Group plc's ADRs have been traded on the over-the-counter market in the US under the symbol "LLDTY" since March 2000. Since 27 November 2001 Lloyds TSB Group plc ADSs have been listed on The New York Stock Exchange under the symbol "LYG". The prices for Lloyds TSB Group plc's ADRs, as quoted below, are in US dollars. Each ADS represents four ordinary shares. The following table shows the reported high and low closing prices for the ADRs in the over-the-counter market in the US.


                                                        Price per ADR
                                                       (in US dollars)
                                                    High               Low
      Annual prices:
      2001 (to 26 November 2001)                   46.00             34.75
      2000                                         45.27             33.50

      Quarterly prices:
      2001:
      Fourth quarter (to 26 November 2001)         43.88             38.25
      Third quarter                                44.00             35.50
      Second quarter                               43.94             38.94
      First quarter                                46.00             34.75

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange:



                                                         Price per ADS
                                                        (in US dollars)
                                                    High                Low
     Annual prices:
     2002                                          48.55              27.85
     2001 (from 27 November 2001)                  44.99              41.30
     Quarterly prices:
     2003:
     First quarter                                 29.79              19.65
     2002:
     Fourth quarter                                37.75              27.85
     Third quarter                                 41.84              28.97
     Second quarter                                48.55              38.30
     First quarter                                 45.30              39.16
     2001:
     Fourth quarter (from 27 November 2001)        44.99              41.30
     Monthly prices:
     May 2003                                      30.02              26.21
     April 2003                                    27.28              20.98
     March 2003                                    23.61              19.65
     February 2003                                 27.91              22.00
     January 2003                                  29.79              24.99
     December 2002                                 34.27              27.85

On 18 June 2003, the closing price of ADSs on the New York Stock Exchange was $32.13

                                     DIVIDENDS

Lloyds TSB Group plc has paid an interim and final dividend each year since the merger of TSB Group plc and Lloyds Bank Plc in 1995. Dividends are paid in May and October and the record date for the purpose of determining the shareholders who will be entitled to a dividend is approximately 10 weeks before the dividend payment date. TSB Group plc, which was re-named Lloyds TSB Group plc after the merger, has paid an interim and final dividend every year after its flotation on the London Stock Exchange in September 1986, with the exception of 1986 when no final dividend was paid. Lloyds TSB Bank has paid a dividend every year since its incorporation as Lloyds Banking Company Limited in 1865.

Lloyds TSB Group plc's ability to pay dividends is restricted under UK company law. Dividends may only be paid if distributable profits are available for that purpose. In the case of a public limited company, a dividend may only be paid if the amount of net assets is not less than the aggregate of the called-up share capital and undistributable reserves and if the payment of the dividend will not reduce the amount of the net assets to less than that aggregate. In addition, a company cannot pay a dividend if any of its UK insurance subsidiaries is insolvent on a regulatory valuation basis or in the case of regulated entities, if the payment of a dividend results in regulatory capital requirements not being met. Similar restrictions exist over the ability of Lloyds TSB Group plc's subsidiary companies to pay dividends to their immediate parent companies. Furthermore, in the case of Lloyds TSB Group plc, dividends may only be paid if sufficient distributable profits are available for distributions due in the financial year on certain preferred securities. The Board has the discretion to decide whether to pay a dividend and the amount of any dividend. In making this decision, the Board is mindful of the level of dividend cover and, consequently, profit growth may not necessarily result in increases in the dividend. The Board recognises the importance attached by shareholders to the Lloyds TSB Group's dividend. Dividends are paid through The Bank of New York which acts as paying and transfer agent for the American Depositary Shares.

The table below sets out the interim and final dividends which were declared in respect of the ordinary shares for fiscal years 1998 through 2002. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date.



            Interim          Interim   Final dividend    Final dividend
       dividend per     dividend per        per share         per share
              share            share
                GBP                $             GBP                 $
  1998        0.067            0.114            0.155             0.253
  1999        0.081            0.134            0.185             0.289
  2000        0.093            0.136            0.213             0.306
  2001        0.102            0.149            0.235             0.344
  2002        0.107            0.167            0.235             0.374

There are no UK governmental laws, decrees or regulations that affect the remittance of dividends or other shareholder payments to non-residents of the UK who hold shares of Lloyds TSB Group plc.

        MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS TSB GROUP PLC

A summary of the material provisions of Lloyds TSB Group plc's memorandum and articles of association was incorporated into Lloyds TSB Group plc's registration statement filed with the SEC on 25 September 2001 and is therefore incorporated into this annual report by reference to that statement.

                           EXCHANGE CONTROLS

There are no UK laws, decrees or regulations that restrict Lloyds TSB Group plc's export or import of capital, including the availability of cash and cash equivalents for use by Lloyds TSB Group, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Lloyds TSB Group plc shares, except as otherwise set out in "Taxation".

                               TAXATION
UK Taxation

The following discussion is intended only as a general guide to current UK tax legislation, what is understood to be current UK Inland Revenue practice and the terms of the current UK/US income tax treaty (the "Treaty") and the New Treaty (as defined below), all of which are subject to change at any time, possibly with retroactive effect. On 24 July, 2001, the UK and the US entered into a new income tax treaty (the "New Treaty"), which has been ratified by both the UK Parliament and the US Senate and will enter into force when instruments of ratification are exchanged. The UK Inland Revenue is the UK government department responsible for assessing and collecting UK tax revenues. The discussion is intended as a general guide and only applies to persons who are the beneficial owners of their ordinary shares or ADSs. References below to a US Holder are to that term as defined, and subject to the exclusions described in the introduction, below under "- US federal income tax considerations". It may not apply to certain shareholders or ADS holders, such as dealers in securities. Any person who is in any doubt as to his tax position should consult his own professional adviser.

Taxation of chargeable gains

     UK residents

A disposal (or deemed disposal) of ordinary shares or ADSs by a shareholder or holder of ADSs resident or (in the case of an individual) ordinarily resident for tax purposes in the UK may, depending on the shareholder's or ADS holder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation on chargeable gains.

     Persons, other than US Holders, temporarily non-resident in the UK

A shareholder or ADS holder who is an individual and who has, on or after 17 March 1998, ceased to be resident and ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of ordinary shares or ADSs during that period may be liable, on return to the UK, to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption or relief.

     US Holders

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, US Holders will not normally be liable for UK tax on chargeable gains unless they carry on a trade, profession or vocation in the UK through a branch or agency and the ordinary shares or ADSs are or have been used or held by or for the purposes of the branch or agency, in which case such US Holder might, depending on individual circumstances, be liable to UK tax on chargeable gains on any disposition of ordinary shares or ADSs. A US Holder who is only temporarily not resident in the UK may, under anti-avoidance legislation, still be liable for UK tax on chargeable gains realised, subject to any available exemption or relief.

A US Holder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of ordinary shares or ADSs during that period may be liable, on return to the UK, to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption or relief.

     Other non-UK resident persons

Subject to the provisions set out above under "- Persons, other than US Holders, temporarily non-resident in the UK", shareholders or ADS holders who are neither resident nor ordinarily resident in the UK will not normally be liable for UK tax on chargeable gains unless they carry on a trade, profession or vocation in the UK through a branch or agency and the ordinary shares or ADSs are or have been used or held by or for the purposes of the branch or agency, in which case such shareholder or ADS holder might, depending on individual circumstances, be liable to UK tax on chargeable gains on any disposition of ordinary shares or ADSs. An individual holder of ordinary shares or ADSs who is only temporarily not resident in the UK may, under anti-avoidance legislation, still be liable for UK tax on chargeable gains realised, subject to any available exemption or relief.

Taxation of dividends

     UK residents

Lloyds TSB Group will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs.

An individual shareholder or ADS holder who is resident in the UK for tax purposes will be entitled to a tax credit in respect of any dividend received from us and will be taxable on the gross dividend, which is the aggregate of the dividend received and related tax credit. The value of the tax credit will be equal to one-ninth of the dividend received (and, therefore, 10 per cent of the gross dividend). The gross dividend will be treated as an individual's marginal income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. A UK resident individual shareholder or ADS holder who is liable to income tax at the higher rate will be subject to tax at the rate applicable to dividends for such shareholders or ADS holders (currently 32.5 per cent) on the gross dividend. The tax credit will be set against but will not fully discharge such shareholder's or ADS holder's tax liability on the gross dividend and he will have to pay additional tax equal to
22.5 per cent of the gross dividend, being 25 per cent of the dividend received, to the extent that such sum, when treated as marginal income, falls above the threshold for the higher rate of income tax.

There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit, except where the individual holds the relevant shares through a personal equity plan or individual savings account and the dividend is received into such plan or account on or before 5 April 2004.

UK resident shareholders or ADS holders which are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to reclaim the tax credits in respect of dividends although charities will be entitled to a payment by the UK Inland Revenue of a specified proportion of any dividend paid by us to the charities on or before 5 April 2004, that proportion declining on a year by year basis.

Subject to an exception for some insurance companies with overseas business, UK resident corporate shareholders or ADS holders will generally not be subject to corporation tax in respect of dividends received from Lloyds TSB Group, but will not be entitled to the payment of any tax credit with respect to the dividends.

     US Holders

Lloyds TSB Group will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs to a US Holder.

A US Holder is entitled under the terms of the Treaty, in principle, to receive a payment from the UK Inland Revenue in respect of a dividend from us in an amount equal to the tax credit (the "Tax Credit Amount") to which a UK resident individual is generally entitled in respect of the dividend. This is an amount equal to one-ninth of the dividend received. However, that entitlement is subject to a deduction withheld under the Treaty. The amount of such deduction will equal the Tax Credit Amount, i.e. one-ninth of the dividend. Therefore, a US Holder will not be able to claim any payment from the UK Inland Revenue in respect of a dividend from Lloyd TSB Group.

When the New Treaty comes into effect (and the Treaty ceases to apply), a US Holder will not be entitled to claim a payment from the UK Inland Revenue in respect of a dividend from Lloyds TSB Group because the New Treaty does not provide for that entitlement.

     Other non-UK resident persons

Lloyds TSB Group will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs to a holder, other than a US Holder, who is not resident for tax purposes in the UK. Holders of ordinary shares or ADSs, other than US Holders, who are not resident for tax purposes in the UK and who receive a dividend from us will not have any further UK tax to pay in respect of the dividend, but will not normally be able to claim any additional payment in respect of the dividend from the UK Inland Revenue under any applicable double tax treaty.

Stamp duty and stamp duty reserve tax

     UK residents, US Holders and other non-UK resident persons

Any conveyance or transfer on sale of ordinary shares (whether effected using the CREST settlement system or not) will be subject to UK stamp duty or stamp duty reserve tax ("SDRT"). The transfer on sale of ordinary shares will be liable to ad valorem UK stamp duty or SDRT, generally at the rate of 0.5 per cent of the consideration paid (rounded up to the next multiple of GBP5 in the case of stamp duty). Stamp duty is usually the liability of the purchaser or transferee of the ordinary shares. An unconditional agreement to transfer such ordinary shares will be liable to SDRT, generally at the rate of 0.5 per cent of the consideration paid, but such liability will be cancelled, or, if already paid, refunded, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. SDRT is normally the liability of the purchaser or transferee of the ordinary shares.

Where Lloyds TSB Group issue ordinary shares or a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary to facilitate the issue of ADSs to him representing the ordinary shares or to a person providing clearance services (or their nominee or agent), a liability to UK stamp duty or SDRT at the rate of 1.5 per cent (rounded up to the next multiple of GBP5 in the case of the stamp duty) of either the issue price or, in the case of transfer, the listed price of the ordinary shares, calculated in sterling, will arise. Where a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary or clearance service this charge will generally be payable by the person receiving the ADSs or transferring the ordinary shares into the clearance service.

A liability to stamp duty at the fixed rate of GBP5 will arise as a result of the cancellation of any ADSs with the ordinary shares that they represent being transferred to the ADS holder.

No liability to UK stamp duty or SDRT will arise on a transfer of ADSs provided that any document that effects such transfer is not executed in the UK and that it remains at all subsequent times outside the UK. An agreement to transfer ADSs will not give rise to a liability to SDRT.

US federal income tax considerations

The following summary describes certain US federal income tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. The summary applies only to holders that hold ADSs or ordinary shares as capital assets and does not address special classes of holders, such as:

* certain financial institutions;

* insurance companies;

* dealers in securities or foreign currencies;

* holders holding ADSs or ordinary shares as part of a hedge, straddle or other conversion transaction;

* holders whose "functional currency" is not the US dollar;

* holders liable for alternative minimum tax;

* partnerships or other entities classified as partnerships for US federal income tax purposes; or

* a holder that owns 10 per cent or more of the voting shares of Lloyds TSB Group plc.

In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

The summary is based upon tax laws of the US including the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as upon the Treaty and the New Treaty, as appropriate, changes to any of which may affect the tax consequences described herein possibly with retroactive effect. Except as discussed under "-Taxation of distributions", application of the New Treaty will not affect this summary. Prospective purchasers of the ADSs or ordinary shares should consult their own tax advisors as to the US, UK or other tax consequences of the purchase, ownership and disposition of such securities in their particular circumstances, including the effect of any state or local tax laws.

As used herein, a "US Holder" is a beneficial owner of ADSs or shares that is, for US federal income tax purposes:

* a citizen or resident of the US;

* a corporation or a partnership created or organized in or under the laws of the US or of any political subdivision thereof;

* an estate the income of which is subject to US federal income taxation regardless of its source; or

* a trust subject to the control of one or more US persons and the primary supervision of a US court.
  For US federal income tax purposes, US Holders of ADSs will be treated as the owners of the underlying ordinary shares.

     Taxation of distributions

To the extent paid out of current or accumulated earnings and profits of Lloyds TSB Group plc (as determined in accordance with US federal income tax principles), distributions made with respect to ADSs or ordinary shares (other than certain distributions of capital stock of Lloyds TSB Group plc or rights to subscribe for shares of capital stock of Lloyds TSB Group plc) will be includible in the income of a US Holder as ordinary dividend income. Such dividends will not be eligible for the "dividends received deduction" generally allowed to corporations under the Code. The amount of the distribution will equal the US dollar value of the pounds sterling received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or US Holder in fact converts any pounds sterling received into US dollars at that time. Any gains or losses resulting from the conversion of pounds sterling into US dollars will be treated as ordinary income or loss, as the case may be, of the US Holder and will be US source.

A US Holder may, under the Treaty, elect to claim a foreign tax credit in respect of the Tax Credit Amount. A US Holder who so elects must include the Tax Credit Amount in income. Under the New Treaty no such election would be available.

The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends paid by Lloyds TSB Group plc on ADSs or ordinary shares will generally constitute "passive income" or, in the case of US financial service providers, may be "financial services income".

     Taxation of capital gains

Gain or loss realised by a US Holder on (i) the sale or exchange of ADSs or ordinary shares or (ii) the Depositary's sale or exchange of ordinary shares received as distributions on the ADSs will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US Holder's tax basis in the ADSs or ordinary shares and the amount realised on the disposition. Gain or loss, if any, will be US source. US Holders should consult their tax advisors regarding the US federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and losses, the deductibility of which is subject to limitations.
Deposits and withdrawals of ordinary shares in exchange for ADSs will not result in taxable gain or loss for US federal income tax purposes.

     Information reporting and backup withholding

Dividends paid on ADSs or ordinary shares to a US Holder may be subject to information reporting requirements of the Code. Such dividends may also be subject to backup withholding unless the US Holder:

* is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or

* provides a taxpayer identification number on a properly completed Form W-9 or a substitute form and certifies that no loss of exemption from backup withholding has occurred and that such holder is a US person.

Any amount withheld under these rules will be creditable against the US Holder's federal income tax liability. A US Holder who does not provide a correct taxpayer identification number may be subject to certain penalties.

                     WHERE YOU CAN FIND MORE INFORMATION

The documents concerning us which are referred to herein may be inspected at the Securities and Exchange Commission ("SEC"). You may read and copy any document filed or furnished by us at the SEC's public reference rooms in Washington D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. The SEC also maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that we have filed electronically with the SEC.

                     ENFORCEABILITY OF CIVIL LIABILITIES

Lloyds TSB Group plc is a public limited company incorporated under the laws of Scotland. Most of Lloyds TSB Group plc's directors and executive officers and certain of the experts named herein are residents of the United Kingdom. A substantial portion of the assets of Lloyds TSB Group plc, and a substantial portion of the assets of such persons, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgements of US courts, including judgements predicated upon the civil liability provisions of the federal securities laws of the United States. Furthermore, Lloyds TSB Group plc has been advised by its English solicitors that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities, including those predicated solely upon the federal securities laws of the United States.

                                RISK FACTORS

An investment in Lloyds TSB Group plc's ordinary shares involves a number of risks, including credit, market, operational, regulatory, competitive and acquisition risks, some of which could be substantial and are inherent in Lloyds TSB Group's business.

Lloyds TSB Group's businesses are subject to inherent risks concerning borrower credit quality as well as general UK and international economic conditions. Development of adverse conditions in the UK or in other major economies could cause profitability to decline.

Lloyds TSB Group's businesses are subject to inherent risks regarding borrower credit quality as well as general UK economic conditions, each of which can change the level of demand for Lloyds TSB Group's products and services. Changes in the credit quality of Lloyds TSB Group's UK or international borrowers and counterparties could reduce the value of Lloyds TSB Group's assets, and increase provisions for bad and doubtful debts. Any significant increase in the UK unemployment rate would reduce profits from the insurance business. Furthermore, a general deterioration in the UK economy would also reduce Lloyds TSB Group's profit margins for both its UK banking and financial services businesses. A general deterioration in any other major world economy could also adversely impact Lloyds TSB Group's profitability.

Lloyds TSB Group's businesses are inherently subject to the risk of market fluctuations, which could reduce profitability.

Lloyds TSB Group's businesses are inherently subject to the risk of market fluctuations. The most significant market risks Lloyds TSB Group faces are interest rate risk and foreign exchange risk in its banking businesses and equity risk in its insurance businesses. See "Operating and Financial Review and Prospects - Enterprise-wide risk management" for a discussion of these risks. The Lloyds TSB Group's pension schemes are also subject to market risks, principally equity risk and interest rate risk; adverse market movements would have an effect upon the financial condition of the pension schemes which would be reflected in the Lloyds TSB Group's Consolidated Financial Statements.

Lloyds TSB Group's insurance business is subject to inherent risks concerning changing demographic developments, catastrophic weather and similar contingencies outside its control. Development of adverse conditions could reduce profitability margins.

Lloyds TSB Group's insurance business is subject to inherent risk regarding changing demographic developments, catastrophic weather and similar contingencies outside its control, both in the UK and overseas. Such contingencies can change the risk profile and profitability of such products and services.

Adverse experience in the operational risks inherent in Lloyds TSB Group's businesses could have a negative impact on its results of operations.

Operational risks are present in Lloyds TSB Group's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, people and systems or from external events. Lloyds TSB Group's businesses are dependent on their ability to process very efficiently a very large number of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Lloyds TSB Group's systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled, but Lloyds TSB Group realises that any weakness in these systems could have a negative impact on its results of operations during the affected period. See "Operating and Financial Review and Prospects - Enterprise-wide risk management - Operational risk" and "Operating and Financial Review and Prospects - Enterprise-wide risk management - Legal and regulatory risk ".

Terrorist acts and other acts of war could have a negative impact on the business and results of operations of Lloyds TSB Group.

Terrorist acts and other acts of war or hostility and responses to those acts, have created many economic and political uncertainties, which could have a negative impact on UK and international economic conditions generally, and more specifically on the business and results of operations of Lloyds TSB Group in ways that cannot currently be predicted.

Lloyds TSB Group operates its businesses subject to substantial regulation, regulatory and governmental oversight. Any significant adverse regulatory developments or changes in government policies or economic controls could have a negative impact on Lloyds TSB Group's results of operations.

Lloyds TSB Group conducts its businesses subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK and the other markets where it operates. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of Lloyds TSB Group. For additional information, see "Regulation".

The resolution of a number of issues affecting the UK financial services industry, including Lloyds TSB Group, could have a negative impact on Lloyds TSB Group's results of operations or on its relations with some of its customers and potential customers.

These issues involve the possible misselling of pension and other life assurance policies and matters arising from the treatment of guaranteed annuity options. There is a risk that further provisions may be required as a result of these issues. See "Business - Guaranteed annuity options" and "Business - Customer remediation payments".

Lloyds TSB Group's businesses are conducted in highly competitive environments and management's ability to create an appropriate return for shareholders depends upon management's ability to respond effectively to competitive pressures.

The market for UK financial services and the other markets within which Lloyds TSB Group operates are highly competitive and management expects such competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors, which could result in a reduction in profit margins. Lloyds TSB Group's ability to generate an appropriate return for its shareholders depends significantly upon the competitive environment and management's response to it. See "Business - Competitive environment".

Lloyds TSB Group is devoting considerable time and resources to securing new customers and developing more business from existing customers. If Lloyds TSB Group is unsuccessful, its organic growth prospects and results of operations may decline.

Lloyds TSB Group seeks to achieve further organic growth by securing new customers and developing more business from existing customers. Lloyds TSB Group is currently expending significant resources and effort to bring about this growth, particularly with respect to its UK retail financial services business. If these expenditures and efforts do not meet with success, its operating results could grow more slowly or decline.

Lloyds TSB Group's businesses are conducted in a market place that is rapidly consolidating, significant cross-border mergers and acquisitions may happen in the coming years and Lloyds TSB Group's ability to generate an appropriate return for its shareholders over the long term will depend upon whether management is able or permitted by either regulatory bodies or its shareholders to achieve value-creating mergers and/or acquisitions at the appropriate times and prices.

In addition to its important strategy of organic growth, one of Lloyds TSB Group's aims is to remain alert for opportunities to participate in the further consolidation of the financial services industry, both in the UK and overseas. In light of the Secretary of State's decision to prohibit the attempted acquisition of Abbey National, management believes that under current conditions Lloyds TSB Group may find it difficult to be able to make a significant acquisition in the UK in any business line where it already has a significant market share. Management also believes that domestic consolidation in many overseas markets, particularly in Europe, is entering its final phase and that, therefore, significant cross border mergers and acquisitions may happen in the coming years. Lloyds TSB Group's ability to generate an appropriate return for its shareholders over the long term may depend upon whether management is able to achieve value-creating mergers and/or acquisitions at the appropriate times and prices. Lloyds TSB Group cannot be sure that it will ultimately be able to make any such mergers or acquisitions.

                          FORWARD LOOKING STATEMENTS

This annual report includes certain forward-looking statements with respect to the business, strategy and plans of Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward-looking statements. Words such as "believes", "anticipates", "estimates", "expects", "intends", "aims", "potential", "will", "could", "considered", "likely", "estimate" and variations of these words and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future.

Examples of such forward-looking statements include, but are not limited to:

* projections or expectations of profit attributable to shareholders, provisions, economic profit, dividends, capital structure or any other financial items or ratios;

* statements of plans, objectives or goals of Lloyds TSB Group or its management;

* statements about the future trends in interest rates, stock market levels and demographic trends and any impact on Lloyds TSB Group;

* statements concerning any future UK or other economic environment or performance, including in particular any such statements included in this registration statement in "Operating and Financial Review and Prospects";

* statements about strategic goals, competition, regulation, dispositions and consolidation or technological developments in the financial services industry; and

* statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Lloyds TSB Group or on Lloyds TSB Group's behalf include, but are not limited to:

* general economic conditions in the UK and in other countries in which the Lloyds TSB Group has significant business activities or investments;

* inflation, interest rate, exchange rate, market and monetary fluctuations;

* changing demographic developments, catastrophic weather and similar contingencies outside the Lloyds TSB Group's control;

* inadequate or failed internal or external processes, people and systems;

* terrorist acts and other acts of war or hostility and responses to those acts;

* changes in laws, regulations or taxation;

* changes in competition and pricing environments;

* the ability to secure new customers and develop more business from existing customers;

* the ability to achieve value-creating mergers and/or acquisitions at the appropriate time and prices; and

* the success of the Lloyds TSB Group in managing the risks of the foregoing.

Lloyds TSB Group plc may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds TSB Group plc's annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds TSB Group plc to third parties, including financial analysts. The forward-looking statements contained in this annual report are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward-looking statements.

                        LLOYDS TSB GROUP STRUCTURE

The following is a list of the principal subsidiaries of Lloyds TSB Group plc at 31 December 2002. The audited consolidated accounts of Lloyds TSB Group plc for the year ended 31 December 2002 include the audited accounts of each of these companies.


  Name of         Country of       Percentage     Nature of       Registered
  subsidiary      registration/    of equity      business         office
  undertaking     incorporation    share
                                   capital and
                                   voting
                                   rights held

  Lloyds TSB      England           100%          Banking and     25 Gresham
  Bank plc                                        financial       Street,
                                                  services        London EC2V
                                                                  7HN
                                                                  England

  Cheltenham &    England           *100%         Mortgage        Barnett Way,
  Gloucester plc                                  lending and     Gloucester
                                                  retail          GL4 3RL
                                                  investments     England

  Lloyds TSB      England           *100%         Credit          Beaumont
  Commercial                                      factoring       House,
  Finance                                                         Beaumont Road,
  Limited                                                         Banbury,
                                                                  Oxfordshire
                                                                  OX16 7RN
                                                                  England

  Lloyds TSB      England           *100%         Financial       25 Gresham
  Leasing                                         leasing         Street,
  Limited                                                         London EC2V
                                                                  7HN
                                                                  England

  Lloyds TSB      England           *100%         Private         25 Gresham
  Private                                         banking         Street,
  Banking                                                         London EC2V
  Limited                                                         7HN
                                                                  England

  The             England           *100%         Long-term       AMC House,
  Agricultural                                    agricultural    Chantry
  Mortgage                                        finance         Street,
  Corporation                                                     Andover,
  PLC                                                             Hampshire
                                                                  SP10 1DD
                                                                  England

  The National    New Zealand       *100%         Banking and     National Bank
  Bank of New                                     financial       House,
  Zealand                                         services        170-186
  Limited                                                         Featherston
                                                                  Street,
                                                                  Wellington,
                                                                  New Zealand

  Lloyds TSB      Jersey            *100%         Banking and     25 New Street,
  Bank (Jersey)                                   financial       St. Helier
  Limited                                         services        JE4 8RG
                                                                  Jersey

  Lloyds TSB      Scotland          *100%         Banking and     Henry Duncan
  Scotland plc                                    financial       House,
                                                  services        120 George
                                                                  Street,
                                                                  Edinburgh EH2
                                                                  4LH
                                                                  Scotland

  Lloyds TSB      England           *100%         General         25 Gresham
  General                                         insurance       Street,
  Insurance                                                       London EC2V
  Limited                                                         7HN
                                                                  England

  Scottish        England           *100%         Investment      10 Fleet
  Widows                                          management      Place,
  Investment                                                      London EC4M
  Partnership                                                     7RH
  Group Limited                                                   England

  Abbey Life      England           *100%         Life assurance  80
  Assurance                                                       Holdenhurst
  Company                                                         Road,
  Limited                                                         Bournemouth
                                                                  BH8 8ZQ
                                                                  England

  Lloyds TSB      England           *100%         Insurance       25 Gresham
  Insurance                                       broking         Street,
  Services                                                        London EC2V
  Limited                                                         7HN
                                                                  England

  Lloyds TSB      England           *100%         Life            25 Gresham
  Life                                            assurance and   Street,
  Assurance                                       other           London EC2V
  Company                                         financial       7HN
  Limited                                         services        England

  Lloyds TSB      England           *100%         Consumer        25 Gresham
  Asset Finance                                   credit,         Street,
  Division                                        leasing and     London EC2V
  Limited                                         related         7HN
                                                  services        England

  Black Horse     England           *100%         Consumer        25 Gresham
  Limited                                         credit,         Street,
                                                  leasing and     London EC2V
                                                  related         7HN
                                                  services        England

  Scottish        Scotland          *100%         Life assurance  69 Morrison
  Widows plc                                                      Street,
                                                                  Edinburgh,
                                                                  EH3 8YF
                                                                  Scotland

  Scottish        Scotland          *100%         Life assurance  69 Morrison
  Widows                                                          Street,
  Annuities                                                       Edinburgh,
  Limited                                                         EH3 8YF
                                                                  Scotland



* Indirect interest

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                                          Page

  Report of Independent Accountants                                        F-2

  Consolidated profit and loss account for the year ended 31 December      F-3
    2002

  Consolidated balance sheet at 31 December 2002                           F-4

  Other statements

       Statement of total recognised gains and losses for the year         F-6
       ended 31 December 2002

       Reconciliation of movements in shareholders' funds for the year     F-6
       ended 31 December 2002

  Consolidated cash flow statement for the year ended 31 December 2002     F-7

  Notes to the accounts                                                    F-8

                       Report of Independent Accountants

To the Shareholders of Lloyds TSB Group plc:

     We have audited the accompanying consolidated balance sheets of Lloyds TSB Group plc and its subsidiaries as of 31 December 2002 and 31 December 2001, and the related consolidated profit and loss account, consolidated statement of total recognised gains and losses, reconciliation of movement in shareholders' funds and consolidated cash flow statement for each of the three years in the period ended 31 December 2002 which, as described in Note 1, have been prepared on the basis of accounting principles generally accepted in United Kingdom. These financial statements are the responsibility of the directors of Lloyds TSB Group plc. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lloyds TSB Group plc and its subsidiary undertakings at 31 December 2002 and 31 December 2001, and the results of their operations and their cash flows, for each of the three years in the period ended 31 December 2002 in conformity with accounting principles generally accepted in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain material respects from accounting principles in the United States. The application of the latter, after the restatement referred to on page F-67, would have affected the determination of consolidated net income expressed in pounds sterling for each of the three years in the period ended 31 December 2002 and the determination of consolidated shareholders' equity also expressed in pounds sterling at 31 December 2002 and 2001 to the extent summarised in
Note 48 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Southampton, England
13 February 2003, except for the restatement referred to on page F-67 as to which the date is 23 June 2003.

Consolidated profit and loss account
for the year ended 31 December 2002


                                                  2002        2001*        2000*
                                    Note   GBP million  GBP million  GBP million

  Interest receivable:
  Interest receivable and similar                  567          530         443
  income arising from debt securities
  Other interest receivable and                  9,982       10,834      10,611
  similar income
  Interest payable                               5,378        6,442       6,467
  Net interest income                            5,171        4,922       4,587
  Other finance income                43           165          307         424
  Other income
  Fees and commissions receivable                3,053        2,922       2,768
  Fees and commissions payable                    (645)        (602)       (479)
  Dealing profits (before expenses)    3           188          233         198
  Income from long-term assurance     29          (303)         (29)        443
  business
  General insurance premium income                 486          428         399
  Other operating income                           763          708         436

                                                 3,542        3,660       3,765

  Total income                                   8,878        8,889       8,776
  Operating expenses
  Administrative expenses              4         4,214        4,226       3,893
  Depreciation                        23           642          511         364
  Amortisation of goodwill            22            59           39          22
  Depreciation and amortisation                    701          550         386

  Total operating expenses                       4,915        4,776       4,279

  Trading surplus                                3,963        4,113       4,497
  General insurance claims                         229          174         142
  Provisions for bad and doubtful     14
  debts
  Specific                                         965          736         547
  General                                           64           11          (6)

                                                 1,029          747         541
  Amounts written off fixed asset      5            87           60          32
  investments

  Operating profit                               2,618        3,132       3,782
  Income from joint ventures          19           (11)         (10)          3
  Profit on sale of businesses         6             -           39           -

  Profit on ordinary activities        7         2,607        3,161       3,785
  before tax
  Tax on profit on ordinary            8           764          875       1,082
  activities

  Profit on ordinary activities                  1,843        2,286       2,703
  after tax
  Minority interests     : equity                   19           17          13
                         : non-equity 39            43           40          36

  Profit for the year attributable               1,781        2,229       2,654
  to shareholders
  Dividends                            9         1,908        1,872       1,683

  (Loss) profit for the year          41          (127)         357         971

  Earnings per share                  10          32.0p        40.3p       48.4p
  Diluted earnings per share          10          31.8p        39.9p       47.9p


The accompanying notes are an integral part of the Consolidated Financial Statements.

* restated (see note 1)

Consolidated balance sheet
at 31 December 2002



                                                          2002        2001*
                                              Note GBP million  GBP million

  Assets
  Cash and balances at central banks                     1,140        1,240
  Items in course of collection from banks               1,757        1,664
  Treasury bills and other eligible bills       11       2,409        4,412
  Loans and advances to banks                   12      17,529       15,224
  Loans and advances to customers                      134,498      123,059
  Non-returnable finance                                   (24)        (124)
                                                13     134,474      122,935
  Debt securities                               16      29,314       24,225
  Equity shares                                 17         206          225
  Interests in joint ventures:                  19
  - Share of gross assets                                  336          281
  - Share of gross liabilities                            (291)        (242)
                                                            45           39
  Intangible fixed assets                       22       2,634        2,566
  Tangible fixed assets                         23       4,096        3,365
  Own shares                                    26          18           23
  Other assets                                  27       5,263        4,468
  Prepayments and accrued income                28       2,305        2,296
  Post-retirement benefit asset                 43           -          356
  Long-term assurance business attributable to  29       6,228        6,366
  the shareholder

                                                       207,418      189,404
  Long-term assurance assets attributable to   29       45,340       46,389
  policyholders

  Total assets                                         252,758      235,793


The accompanying notes are an integral part of the Consolidated Financial Statements.

*     restated (see note 1)


                                                           2002        2001*
                                             Note   GBP million  GBP million
  Liabilities
  Deposits by banks                            31        25,443       24,310
  Customer accounts                            32       116,334      109,116
  Items in course of transmission to banks                  775          534
  Debt securities in issue                     33        30,255       24,420
  Other liabilities                            34         8,289        6,673
  Accruals and deferred income                 35         3,696        3,563
  Post-retirement benefit liability            43         2,077           75
  Provisions for liabilities and charges:
  Deferred tax                                 36         1,317        1,411
  Other provisions for liabilities and charges 37           361          292
  Subordinated liabilities:
  Undated loan capital                         38         5,496        4,102
  Dated loan capital                           38         4,672        4,006
  Minority interests:
  Equity                                                     37           37
  Non-equity                                   39           694          509
                                                            731          546
  Called-up share capital                      40         1,416        1,411
  Share premium account                        41         1,093          959
  Merger reserve                               41           343          343
  Profit and loss account                      41         5,120        7,643
  Shareholders' funds (equity)                            7,972       10,356

                                                        207,418      189,404
  Long-term assurance liabilities to           29        45,340       46,389
  policyholders

  Total liabilities                                     252,758      235,793

  Memorandum items                             44
  Contingent liabilities:
  Acceptances and endorsements                            1,879        2,243
  Guarantees and assets pledged as collateral             5,927        3,789
  security
  Other contingent liabilities                            2,540        1,931

                                                         10,346        7,963

  Commitments                                            64,504       53,342


The accompanying notes are an integral part of the Consolidated Financial Statements.

* restated (see note 1)

Other statements

Statement of total recognised gains and losses for the year ended 31 December 2002


                                               2002        2001*       2000*
                                        GBP million  GBP million GBP million

  Profit attributable to shareholders         1,781        2,229       2,654
  Currency translation differences on            (3)         (86)        (11)
  foreign currency net investments
  Actuarial losses recognised in             (3,299)      (2,873)     (1,452)
  post-retirement benefit schemes (note 43)
  Deferred tax thereon (note 43)                968          863         450
                                             (2,331)      (2,010)     (1,002)

  Total recognised gains and losses            (553)         133       1,641
  relating to the year
  Prior year adjustment at 1 January 2002
  in respect of current year changes
  in accounting policy (note 1)                (404)           -           -
  Prior year adjustment in respect of the         -          248           -
  adoption of FRS 18
  Prior year adjustment in respect of the         -            -        (112)
  adoption of FRS 15

  Total gains and losses recognised during     (957)         381       1,529
  the year


* restated (see note 1)

Historical cost profits and losses
for the year ended 31 December 2002

There was no material difference between the results as reported and the results that would have been reported on an unmodified historical cost basis. Accordingly, no note of historical cost profits and losses has been included.

Reconciliation of movements in shareholders' funds for the year ended 31 December 2002


                                               2002        2001*       2000*
                                        GBP million  GBP million GBP million

  Profit attributable to shareholders         1,781        2,229       2,654
  Dividends                                  (1,908)      (1,872)     (1,683)

  (Loss) profit for the year                   (127)         357         971
  Currency translation differences on            (3)         (86)        (11)
  foreign currency net investments
  Actuarial losses recognised in             (2,331)      (2,010)     (1,002)
  post-retirement benefit schemes
  Issue of shares                                77          194          74
  Goodwill written back on sale and               -            -         109
  closure of businesses

  Net (decrease) increase in shareholders'   (2,384)      (1,545)        141
  funds
  Shareholders' funds at beginning of year   10,356       11,901       8,829
  Prior year adjustment at 1 January 2000         -            -       2,931
  (note 1)

  Shareholders' funds at end of year          7,972       10,356      11,901


* restated (see note 1)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated cash flow statement
for the year ended 31 December 2002


                                            2002         2001*        2000
                                     GBP million   GBP million GBP million

  Net cash inflow from operating           5,394        9,927       7,474
  activities (note 47a)
  Dividends received from associated           2            2           2
  undertakings
  Returns on investments and servicing of
  finance:
  Dividends paid to equity minority
  interests                                  (18)         (17)        (12)
  Payments made to non-equity minority
  interests                                  (43)         (40)        (36)
  Interest paid on subordinated
  liabilities (loan capital)                (463)        (514)       (442)
  Interest element of finance lease rental
  payments                                     -           (1)         (1)
  Net cash outflow from returns on          (524)        (572)       (491)
  investments and servicing of finance
  Taxation:
  UK corporation tax                        (758)        (682)       (723)
  Overseas tax                              (193)        (147)       (141)
  Total taxation                            (951)        (829)       (864)
  Capital expenditure and financial
  investment:
  Additions to fixed asset investments   (46,830)     (47,049)    (23,564)
  Disposals of fixed asset investments    45,507       40,530      24,850
  Additions to tangible fixed assets      (1,315)      (1,157)     (1,006)
  Disposals of tangible fixed assets         359          285          78
  Capital injections to long-term           (140)        (100)          -
  assurance business
  Net cash (outflow) inflow from capital  (2,419)      (7,491)        358
  expenditure and financial investment
  Acquisitions and disposals:
  Additions to interests in joint ventures   (21)         (44)          -
  Acquisition of group undertakings (note
  47e)                                      (117)        (180)     (5,110)
  Disposal of group undertakings and
  businesses (note 47g)                        -           40          83
  Net cash outflow from acquisitions and    (138)        (184)     (5,027)
  disposals
  Equity dividends paid                   (1,903)      (1,738)     (1,522)

  Net cash outflow before financing         (539)        (885)        (70)
  Financing:
  Issue of subordinated liabilities (loan
  capital)                                 2,120          742         952
  Issue of capital securities by
  subsidiary undertakings                      -            -         509
  Issue of ordinary share capital net of
  GBP62 million (2001: GBP185 million;
  2000: GBP124 million) charge in respect of
  the QUEST (note 26)                         77          194          74
  Repayments of subordinated liabilities
  (loan capital)                             (55)        (131)        (55)
  Minority investment in subsidiaries        167            -           -
  Capital element of finance lease rental
  payments                                    (4)         (20)         (4)
  Net cash inflow from financing           2,305          785       1,476

  Increase (decrease) in cash (note 47c)   1,766         (100)      1,406


*restated (see note 1)

The accompanying notes are an integral part of the Consolidated Financial Statements.

1   Accounting policies


Accounting policies are unchanged from 2001, except that:

(i) The Group has implemented the requirements of the Urgent Issues Task Force's Abstract 33 'Obligations in capital instruments'. Following its implementation the Group has reclassified Euro750 million of Perpetual Capital Securities as undated loan capital and the related cost is included within interest expense. Previously these securities were included within minority interests in the balance sheet and the cost was treated as a minority interest deduction. The effect of this change on the profit and loss account for the year ended 31 December 2002 has been to increase interest payable and reduce non-equity minority interests by GBP31 million (2001: GBP22 million; 2000: nil); there has been no effect on attributable profit. The effect on the Group's balance sheet at 31 December 2002 has been to increase undated loan capital and reduce non-equity minority interests by GBP482 million (2001: GBP451 million).

(ii) The Group has implemented the requirements of Financial Reporting Standard 19 ("FRS 19") 'Deferred Tax'. Following its implementation, the Group makes full provision for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Previously provision was only made where it was considered that there was a reasonable probability that a liability or asset would crystallise in the foreseeable future. A prior year adjustment has been made increasing shareholders' funds by GBP54 million to reflect the revised policy. The effect of this change on the profit and loss account for the year ended 31 December 2002 has been to reduce the tax charge by GBP29 million (2001: increase the tax charge by GBP14 million; 2000: nil). The effect on the Group's balance sheet at 31 December 2002 has been to reduce the deferred tax liability and increase shareholders' funds by GBP69 million (2001: GBP40 million).

(iii)The Group has adopted fully the accounting requirements of Financial Reporting Standard 17 ("FRS 17") 'Retirement Benefits'. FRS 17 replaces Statement of Standard Accounting Practice 24 and the Urgent Issues Task Force's Abstract 6 as the accounting standard dealing with post-retirement benefits. The Group has decided to implement the requirements of FRS 17 in 2002 to coincide with the triennial full actuarial valuations of the Group's pension schemes and because of the significant impact that implementation has on the Group's reported results.

     FRS 17 requires the assets of post-retirement defined benefit schemes to be included on the balance sheet together with the related liability to make benefit payments. The profit and loss account includes a charge in respect of the cost of accruing benefits for active employees, benefit improvements and the cost of severances borne by the schemes; the expected return on the schemes' assets is included within other finance income net of a charge in respect of the unwinding of the discount applied to the schemes' liabilities. It also includes a charge in respect of post-retirement healthcare obligations. Under Statement of Standard Accounting Practice 24 the profit and loss account included a charge in respect of the cost of accruing benefits for active employees offset by a credit representing the amortisation of the surplus in the Group's defined benefit pension schemes; a pension prepayment was included in the Group's balance sheet, together with a provision in respect of post-retirement healthcare obligations. A prior year adjustment has been made increasing shareholders' funds by GBP2,810 million to reflect the revised policy.

     The effect of this change on the profit and loss account for the year ended 31 December 2002 has been to introduce other finance income of GBP165 million (2001: GBP307 million; 2000: GBP424 million), and to increase administrative expenses by GBP323 million (2001: GBP452 million; 2000:
     GBP327 million). Profit before tax has been reduced by GBP158 million (2001: reduced by GBP145 million; 2000: increased by GBP97 million). The effect on the Group's balance sheet at 31 December 2002 has been to reflect a net post-retirement benefit liability of GBP2,077 million (2001: a net post-retirement benefit asset of GBP356 million and a post-retirement benefit liability of GBP75 million), to reduce prepayments and accrued income by GBP928 million (2001: GBP894 million), to reduce the deferred tax liability by GBP251 million (2001: GBP268 million), to reduce other provisions for liabilities and charges by GBP76 million (2001: GBP109 million) and to reduce shareholders' funds by GBP2,678 million (2001:
     GBP236 million).

(iv) In December 2001, the Association of British Insurers (ABI) published detailed guidance for the preparation of figures using the achieved profits method of accounting which are published as supplementary financial information accompanying the accounts of most listed insurance companies. The ABI guidance recommends the use of unsmoothed fund values to calculate the value of in-force business. To improve the comparability of the results of the Group's insurance operations with the supplementary financial information published by listed insurers the Group has changed the basis of its embedded value calculations to use unsmoothed fund values; previously the effect of investment fluctuations had been amortised to the profit and loss account over a two year period. A prior year adjustment has been made reducing shareholders' funds by GBP67 million, to reflect the revised policy.

The effect of this change on the profit and loss account for the year ended 31 December 2002 has been to reduce income from long-term assurance business before tax by GBP104 million (2001: GBP222 million; 2000: GBP172 million). The effect on the Group's balance sheet at 31 December 2002 has been to reduce the value of the long-term assurance business attributable to the shareholder by GBP281 million (2001: GBP208 million) and to reduce shareholders' funds by the same amount.

                                       F8

Comparative figures for 2001 and 2000 have been restated in respect of all of the above changes.

The prior year adjustments in respect of these changes can be summarised as follows:


                                                       Actuarial
                                     Impact on            losses   Adjustment to
                  Adjustment to   attributable     recognised in   shareholders'
                  shareholders'     profit for   post-retirement     funds at 31
                     funds at 1     year ended   benefit schemes   December 2000
                   January 2000    31 December    for year ended
                                          2000  31 December 2000
                           GBPm           GBPm              GBPm           GBPm

  FRS 19 Deferred tax (ii)   54              -                 -             54
  FRS 17 Retirement       2,810             68            (1,002)         1,876
  benefits (iii)
  ABI guidance (iv)          67           (120)                -            (53)


  Total                   2,931            (52)           (1,002)         1,877


                                                       Actuarial
                                     Impact on            losses   Adjustment to
                  Adjustment to   attributable     recognised in   shareholders'
                  shareholders'     profit for   post-retirement     funds at 31
                     funds at 1     year ended   benefit schemes   December 2001
                   January 2001    31 December    for year ended
                                          2001  31 December 2001
                           GBPm           GBPm              GBPm           GBPm

  FRS 19 Deferred tax (ii)   54            (14)                -             40
  FRS 17 Retirement       1,876           (102)           (2,010)          (236)
  benefits (iii)
  ABI guidance (iv)         (53)          (155)                -           (208)

  Total                   1,877           (271)           (2,010)          (404)


a     Accounting convention

The consolidated accounts are prepared under the historical cost convention as modified by the revaluation of debt securities and equity shares held for dealing purposes (see g) and assets held in the long-term assurance business (see n), in compliance with Section 255A, Schedule 9 and other requirements of the Companies Act 1985 except as described below (see c), in accordance with applicable accounting standards, pronouncements of the Urgent Issues Task Force and with the Statements of Recommended Practice issued by the British Bankers' Association and the Finance & Leasing Association. The Group's methodology for calculating embedded value follows the guidance published by the Association of British Insurers for the preparation of figures using the achieved profits method of accounting except that tangible assets attributable to the shareholder are valued at market value. The guidance would require those assets backing capital requirements to be discounted to reflect the cost of encumbered capital, but such a treatment would be inconsistent with the treatment of capital supporting the Group's banking operations. If this treatment had been followed income from long-term assurance business before tax in 2002 would have been slightly improved. Conversely, embedded value would have been some 8 per cent lower given the size of the shareholder capital required to be retained within Scottish Widows under the terms of the demutualisation.

The Group continues to take advantage of the dispensation in the Urgent Issues Task Force's Abstract 17 'Employee Share Schemes' not to apply that Abstract to the Group's Inland Revenue approved SAYE schemes.

b     Basis of consolidation

Assets, liabilities and results of group undertakings and joint ventures are included in the consolidated accounts on the basis of accounts made up to 31 December. Entities that do not meet the legal definition of a subsidiary but which give rise to benefits that are in substance no different to those that would arise from subsidiaries are also included in the consolidated accounts. In order to reflect the different nature of the shareholder's and policyholders' interests in the long-term assurance business, the value of long-term assurance business attributable to the shareholder and the assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet. Details of transactions entered into by the Group which are not eliminated on consolidation are given in note 42.

c     Goodwill

Goodwill arising on acquisitions of or by group undertakings is capitalised. For acquisitions prior to 1 January 1998, goodwill was taken direct to reserves in the year of acquisition. As permitted by the transitional arrangements of Financial Reporting Standard 10, this goodwill was not reinstated when the Group adopted the standard in 1998.

The useful economic life of the goodwill arising on each acquisition is determined at the time of the acquisition. The directors consider that it is appropriate to assign an indefinite life to the goodwill which arose on the acquisition of Scottish Widows during 2000 in view of the strength of the Scottish Widows brand, developed through over 185 years of trading, and the position of the business as one of the leading providers of life, pensions, unit trust and fund management products. Both of these attributes are deemed to have indefinite durability, which has been determined based on the following factors: the nature of the business; the typical lifespans of the products; the extent to which the acquisition overcomes market entry barriers; and the expected future impact of competition on the business.

The Scottish Widows goodwill is not being amortised through the profit and loss account; however, it is subjected to annual impairment reviews in accordance with Financial Reporting Standard 11. Impairment of the goodwill is evaluated by comparing the present value of the expected future cash flows, excluding financing and tax, (the 'value-in-use') to the carrying value of the underlying net assets and goodwill. If the net assets and goodwill were to exceed the value-in-use, an impairment would be deemed to have occurred and the resulting write-down in the goodwill would be charged to the profit and loss account immediately.

Paragraph 28 of Schedule 9 to the Companies Act 1985 requires that all goodwill carried on the balance sheet should be amortised. In the case of the goodwill arising on the acquisition of Scottish Widows, the directors consider that it is appropriate to depart from this requirement in order to comply with the over-riding requirement for the accounts to show a true and fair view. If this goodwill was amortised over a period of 20 years, profit before tax for the year ended 31 December 2002 would be GBP93 million lower (2001: GBP94 million lower; 2000: GBP78 million lower), with a corresponding reduction in reserves of GBP265 million (2001: GBP172 million); intangible assets on the balance sheet would also be GBP265 million lower (2001: GBP172 million lower).

Goodwill arising on all other acquisitions after 1 January 1998 is amortised on a straight line basis over its estimated useful economic life, which does not exceed 20 years.

At the date of the disposal of group or associated undertakings, any unamortised goodwill, or goodwill taken directly to reserves prior to 1 January 1998, is included in the Group's share of the net assets of the undertaking in the calculation of the profit or loss on disposal.

d     Income recognition

Interest income is recognised in the profit and loss account as it accrues, with the exception of interest on non-performing lending which is taken to income either when it is received or when there ceases to be any significant doubt about its ultimate receipt (see e).

Fees and commissions receivable from customers to reimburse the Group for costs incurred are taken to income when due. Fees and commissions relating to the ongoing provision of a service or risk borne for a customer are taken to income in proportion to the service provided or risk borne in each accounting period. Fees and commissions charged in lieu of interest are taken to income on a level yield basis over the period of the loan. Other fees and commissions receivable are accounted for as they fall due.

e Provisions for bad and doubtful debts and non-performing lending

Provisions for bad and doubtful debts

It is the Group's policy to make provisions for bad and doubtful debts, by way of a charge to the profit and loss account, to reflect the losses inherent in the loan portfolio at the balance sheet date. There are two types of provision, specific and general, and these are discussed further below.

Specific provisions
Specific provisions relate to identified risk advances and are raised when the Group considers that recovery of the whole of the outstanding balance is in serious doubt. The amount of the provision is equivalent to the amount necessary to reduce the carrying value of the advance to its expected ultimate net realisable value.

e Provisions for bad and doubtful debts and non-performing lending (continued)

Provisions for bad and doubtful debts (continued)

For the Group's portfolios of smaller balance homogeneous loans, such as the residential mortgage, personal lending and credit card portfolios, specific provisions are calculated using a formulae driven approach. These formulae take into account factors such as the length of time that payments from the customer are overdue, the value of any collateral held and the level of past and expected losses, in order to derive an appropriate provision.

For the Group's other lending portfolios, specific provisions are calculated on a case-by-case basis. In establishing an appropriate provision, factors such as the financial condition of the customer, the nature and value of any collateral held and the costs associated with obtaining repayment and realisation of the collateral are taken into consideration.

General provisions
General provisions are raised to cover latent bad and doubtful debts which are present in any portfolio of advances but have not been specifically identified. The Group holds general provisions against each of its principal lending portfolios, which are calculated after having regard to a number of factors; in particular, the level of watchlist or potential problem debt, the observed propensity for such debt to deteriorate and become impaired and prior period loss rates. The level of general provision held is reviewed on a regular basis to ensure that it remains appropriate in the context of the perceived risk inherent in the related portfolio and the prevailing economic climate.

Non-performing lending

An advance becomes non-performing when interest ceases to be credited to the profit and loss account. There are two types of non-performing lending which are discussed further below.

Accruing loans on which interest is being placed in suspense
Where the customer continues to operate the account, but where there is doubt about the payment of interest, interest continues to be charged to the customer's account, but it is not applied to income. Interest is placed on a suspense account and only taken to income if there ceases to be significant doubt about its being paid.

Loans accounted for on a non-accrual basis
In those cases where the operation of the customer's account has ceased and it has been transferred to a specialist recovery department, the advance is written down to its estimated realisable value and interest is no longer charged to the customer's account as its recovery is considered unlikely. Interest is only taken to income if it is received.

f     Mortgage incentives

Payments made under cash gift and discount mortgage schemes, which are recoverable from the customer in the event of early redemption, are amortised as an adjustment to net interest income over the early redemption charge period. Payments cease to be deferred and are charged to the profit and loss account in the event that the related loan is redeemed or becomes impaired.

g     Debt securities and equity shares

Debt securities, apart from those held for dealing purposes, are stated at cost as adjusted for the amortisation of any premiums and discounts arising on acquisition, which are amortised from purchase to maturity in equal annual instalments, less amounts written off for any permanent diminution in their value. Equity shares, apart from those held for dealing purposes, are stated at cost less amounts written off for any permanent diminution in their value.

Debt securities and equity shares held for dealing purposes are included at market value. In rare circumstances where securities are transferred from dealing portfolios to investment portfolios or vice versa, the transfer is effected at an amount based on the market value at the date of transfer. Any resulting profit or loss is reflected in the profit and loss account.

h     Tangible fixed assets

Tangible fixed assets are included at cost less depreciation.

Land is not depreciated. Leasehold premises with unexpired lease terms of 50 years or less are depreciated by equal annual instalments over the remaining period of the lease. Freehold and long leasehold buildings are depreciated over 50 years. The costs of adapting premises for the use of the Group are separately identified and depreciated over 10 years, or over the term of the lease if less; such costs are included within premises in the balance sheet total of tangible fixed assets.

h     Tangible fixed assets (continued)

Equipment is depreciated by equal annual instalments over the estimated useful lives of the assets, which for fixtures and furnishings are 10-20 years and for computer hardware, operating software and application software and the related development costs relating to separable new systems, motor vehicles and other equipment are 3-8 years.

Premises and equipment held for letting to customers under operating leases are depreciated over the life of the lease to give a constant rate of return on the net investment, taking into account anticipated residual values. Anticipated residual values are reviewed regularly and any impairments identified are charged to the profit and loss account.

i     Vacant leasehold property

When a leasehold property ceases to be used in the business or a commitment is entered into which would cause this to occur, provision is made to the extent that the recoverable amount of the interest in the property is expected to be insufficient to cover future obligations relating to the lease.

j     Leasing and instalment credit transactions

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all of the risks and rewards of ownership to the lessee; all other leases are classified as operating leases.

Income from both finance and operating leases is credited to the profit and loss account in proportion to the net cash invested so as to give a constant rate of return over each period after taking account of tax. Income from instalment credit transactions is credited to the profit and loss account using the sum of the digits method.

In those cases where the Group is the lessee, operating lease costs are charged to the profit and loss account in equal annual instalments over the life of the lease.

k     Deferred tax

Full provision is made for deferred tax liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted, or where they can be offset against deferred tax liabilities. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

l     Pensions and other post-retirement benefits

The Group operates a number of defined benefit pension and post-retirement healthcare schemes, and a number of employees are members of defined contribution pension schemes.

Full actuarial valuations of the Group's main defined benefit schemes are carried out every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries. For the purposes of these annual updates, scheme assets are included at market value and scheme liabilities are measured on an actuarial basis using the projected unit method; these liabilities are discounted at the current rate of return on a high quality corporate bond of equivalent currency and term. The post-retirement benefit surplus or deficit is included on the Group's balance sheet, net of the related amount of deferred tax. Surpluses are only included to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes. The current service cost and any past service costs are included in the profit and loss account within operating expenses and the expected return on the schemes' assets, net of the impact of the unwinding of the discount on scheme liabilities, is included within other finance income. Actuarial gains and losses, including differences between the expected and actual return on scheme assets, are recognised, net of the related deferred tax, in the statement of total recognised gains and losses.

The costs of the Group's defined contribution pension schemes are charged to the profit and loss account in the period in which they fall due.

m     Foreign currency translation

Assets, liabilities and results in foreign currencies are expressed in sterling at the rates of exchange ruling on the dates of the respective balance sheets. Exchange adjustments on the translation of opening net assets held overseas are taken direct to reserves. All other exchange profits or losses, which arise from normal trading activities, are included in the profit and loss account.

n     Long-term assurance business

A number of the Group's subsidiary undertakings are engaged in writing long-term assurance business, including the provision of life assurance, pensions, annuities and permanent health insurance contracts. In common with other life assurance companies in the UK, these companies are structured into one or more long-term business funds, depending upon the nature of the products being written, and a shareholder's fund. All premiums received, investment returns, claims and expenses, and changes in liabilities to policyholders are accounted for within the related long-term business fund. Any surplus, which is determined annually by the Appointed Actuary after taking account of these items, may either be distributed between the shareholder and the policyholders according to a predetermined formula or retained within the long-term business fund. The shareholder will also levy investment management and administration charges upon the long-term business fund.

The Group accounts for its interest in long-term assurance business using the embedded value basis of accounting, in common with other UK banks with insurance subsidiaries. The value of the shareholder's interest in the long-term assurance business ('the embedded value') included in the Group's balance sheet is an actuarially determined estimate of the economic value of the Group's life assurance subsidiaries, excluding any value which may be attributed to future new business. The embedded value is comprised of the net tangible assets of the life assurance subsidiaries, including any surplus retained within the long-term business funds, which could be transferred to the shareholder, and the present value of the in-force business. The value of the in-force business is calculated by projecting the future surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date, using appropriate economic and actuarial assumptions, and discounting the result at a rate which reflects the shareholder's overall risk premium attributable to this business.

Changes in the embedded value, which are determined on a post-tax basis, are included in the profit and loss account. For the purpose of presentation, the change in this value is grossed up at the underlying rate of corporation tax.

The assets held within the long-term business funds are legally owned by the life assurance companies, however the shareholder will only benefit from ownership of these assets to the extent that surpluses are declared or from other cash flows attributable to the shareholder. Reflecting the different nature of these assets, they are classified separately on the Group's balance sheet as 'Long-term assurance assets attributable to policyholders', with a corresponding liability to the policyholders also shown. Investments held within the long-term business funds are included on the following basis: equity shares, debt securities and unit trusts held for unit linked funds are valued in accordance with policy conditions at market prices; other equity shares and debt securities are valued at middle market price and other unit trusts at bid price; investment properties are included at valuation by independent valuers at existing use value at the balance sheet date, and mortgages and loans are at cost less amounts written off.

o     General insurance business

The Group both underwrites and acts as intermediary in the sale of general insurance products. Underwriting premiums are included, net of refunds, in the period in which insurance cover is provided to the customer; premiums received relating to future periods are deferred and only credited to the profit and loss account when earned. Where the Group acts as intermediary, commission income is included in the profit and loss account at the time that the underwriter accepts the risk of providing insurance cover to the customer. Where appropriate, provision is made for the effect of future policy terminations based upon past experience.

The underwriting business makes provision for the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims notified but not settled is based upon a best estimate of the cost of settling the outstanding claims after taking into account all known facts. In those cases where there is insufficient information to determine the required provision, statistical techniques are used which take into account the cost of claims that have recently been settled and make assumptions about the future development of the outstanding cases. Similar statistical techniques are used to determine the provision for claims incurred but not reported at the balance sheet date. Claims equalisation provisions are calculated in accordance with the relevant legislative requirements.

p     Derivatives

Derivatives are used in the Group's trading activities to meet the financial needs of customers, for proprietary purposes and to manage risk in the Group's trading portfolios. Such instruments include exchange rate forwards and futures, currency swaps and options together with interest rate swaps, forward rate agreements, interest rate options and futures. These derivatives are carried at fair value and all changes in fair value are reported within dealing profits in the profit and loss account. Fair values are normally determined by reference to quoted market prices; internal models are used to determine fair value in instances where no market price is available. The unrealised gains and losses on trading derivatives are included within other assets and other liabilities respectively. These items are reported gross except in instances where the Group has entered into legally binding netting agreements, where the Group has a right to insist on net settlement that would survive the insolvency of the counterparty; in these cases the positive and negative fair values of trading derivatives with the relevant counterparties are offset within the balance sheet totals.

Derivatives used in the Group's non-trading activities are taken out to reduce exposures to fluctuations in interest and exchange rates and include exchange rate forwards and futures, currency swaps together with interest rate swaps, forward rate agreements and options. These derivatives are accounted for in the same way as the underlying items which they are hedging. Interest receipts and payments on hedging interest derivatives are included in the profit and loss account so as to match the interest payable or receivable on the hedged item.

A derivative will only be classified as a hedge in circumstances where there was evidence of the intention to hedge at the outset of the transaction and the derivative substantially matches or eliminates the risk associated with the exposure being hedged.

Where a hedge transaction is superseded, ceases to be effective or is terminated early the derivative is measured at fair value. Any profit or loss arising is then amortised to the profit and loss account over the remaining life of the item which it was originally hedging. When the underlying asset, liability or position that was being hedged is terminated, the hedging derivative is measured at fair value and any profit or loss arising is recognised immediately.

2     Segmental analysis

The Group's activities are organised into three segments: UK Retail Banking and Mortgages, Insurance and Investments and Wholesale Markets and International Banking. Services provided by UK Retail Banking and Mortgages encompass the provision of banking and other financial services to personal and small business customers, private banking, stockbroking and mortgages. Insurance and Investments offers life assurance, pensions and savings products, general insurance and fund management services. Wholesale Markets and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages the Group's activities in financial markets through its Treasury function and provides banking and financial services overseas.


                                                        Life,
                         UK Retail                   pensions                       Wholesale
                           Banking                unit trusts       Insurance     Markets and
                               and    General       and asset             and   International         Central
                         Mortgages  insurance      management     Investments         Banking     group items        Total
  Year ended 31        GBP million GBP million    GBP million     GBP million     GBP million     GBP million   GBP million
  December 2002
  Net interest income        3,340          38             36              74           1,903            (146)        5,171
  Other finance income           -           -              -               -               -             165           165
  Income from long-term          -           -           (314)           (314)             11               -          (303)
  assurance business
  Other operating income     1,076       1,065            228           1,293           1,338             138         3,845

  Total income               4,416       1,103            (50)          1,053           3,252             157         8,878
  Operating expenses        (2,670)       (180)          (310)           (490)         (1,717)            (38)       (4,915)

  Trading surplus            1,746         923           (360)            563           1,535             119         3,963
  General insurance claims       -        (229)             -            (229)              -               -          (229)
  Provisions for bad and      (563)          -              -               -            (473)              7        (1,029)
  doubtful debts
  Amounts written off fixed      -           -              -               -             (57)            (30)          (87)
  asset investments
  Income from joint ventures   (11)          -              -               -               -               -           (11)

  Profit (loss) before tax   1,172         694           (360)            334           1,005              96         2,607

                                                        Life,
                         UK Retail                   pensions                       Wholesale
                           Banking                unit trusts       Insurance     Markets and
                               and    General       and asset             and   International         Central
                         Mortgages  insurance      management     Investments         Banking     group items        Total
  Year ended 31        GBP million GBP million    GBP million     GBP million     GBP million     GBP million   GBP million
  December 2001*



  Net interest income        3,102          48             32              80           1,845            (105)        4,922
  Other finance income           -           -              -               -               -             307           307
  Income from long-term          -           -            (41)            (41)             12               -           (29)
  assurance business
  Other operating income     1,135         900            288           1,188           1,196             170         3,689

  Total income               4,237         948            279           1,227           3,053             372         8,889
  Operating expenses        (2,607)       (169)          (322)           (491)         (1,523)           (155)       (4,776)
  Trading surplus            1,630         779            (43)            736           1,530             217         4,113

  General insurance claims       -        (174)             -            (174)              -               -          (174)
  Provisions for bad and      (415)          -              -               -            (338)              6          (747)
  doubtful debts
  Amounts written off fixed      -           -              -               -             (22)            (38)          (60)
  asset investments
  Income from joint ventures   (10)          -              -               -               -               -           (10)
  Profit on sale of businesses   -           -              -               -              39               -            39

  Profit (loss)  before tax  1,205         605            (43)            562           1,209             185         3,161



2    Segmental analysis (continued)

                                                        Life,
                         UK Retail                   pensions                       Wholesale
                           Banking                unit trusts       Insurance     Markets and
                               and    General       and asset             and   International         Central
                         Mortgages  insurance      management     Investments         Banking     group items        Total
  Year ended 31        GBP million GBP million    GBP million     GBP million     GBP million     GBP million   GBP million
  December 2000*
  Net interest income        2,951          57             31              88           1,642             (94)        4,587
  Other finance income           -           -              -               -               -             424           424
  Income from long-term          -           -            435             435               8               -           443
  assurance business
  Other operating income     1,143         774            315           1,089             990             100         3,322

  Total income               4,094         831            781           1,612           2,640             430          8,776
  Operating expenses        (2,401)       (142)          (320)           (462)         (1,363)            (53)        (4,279)

  Trading surplus            1,693         689            461           1,150           1,277             377          4,497
  General insurance claims       -        (142)             -            (142)              -               -           (142)
  Provisions for bad and      (332)          -              -               -            (228)             19           (541)
  doubtful debts
  Amounts written off fixed      -           -              -               -             (14)            (18)           (32)
  asset investments
  Income from joint ventures     2           -              1               1               -               -              3

  Profit before tax          1,363         547            462           1,009           1,035             378          3,785


  Geographical area: **                  Inter-                              Inter-                               Inter-
                           Domestic    national        Total  Domestic*    national       Total*  Domestic*     national      Total*
                               2002        2002         2002       2001        2001         2001       2000         2000        2000
                               GBPm        GBPm         GBPm       GBPm        GBPm         GBPm       GBPm         GBPm        GBPm

  Interest receivable         8,226       2,323       10,549     8,950        2,414       11,364      8,927        2,127     11,054
  Other finance income          165           -          165       307            -          307        424            -        424
  Fees and commissions        2,773         280        3,053     2,636          286        2,922      2,480          288      2,768
  receivable
  Dealing profits (before       125          63          188       138           95          233        149           49        198
  expenses)
  Income from long-term        (314)         11         (303)      (41)          12          (29)       435            8        443
  assurance business
  General insurance premium     486           -          486       428            -          428        399            -        399
  income
  Other operating income        552         211          763       538          170          708        269          167        436

  Total gross income         12,013       2,888       14,901    12,956        2,977       15,933     13,083        2,639     15,722

  Profit on ordinary          2,111         496        2,607     2,595          566        3,161      3,352          433      3,785
  activities before tax



                                    Net assets +                Assets ++
                                    2002          2001*       2002        2001*
                                    GBPm           GBPm       GBPm         GBPm

  Class of business:
  UK Retail Banking and Mortgages  2,541          2,437     85,868      77,982
  Insurance and Investments
  - General insurance                447            339        794         825
  - Life, pensions, unit trusts    6,489          6,472      8,367       8,445
  and asset management
                                   6,936          6,811      9,161       9,270

  Wholesale Markets and            4,925          4,405    110,845     100,777
  International Banking
  Central group items            (6,393)        (3,260)      1,544       1,375

                                   8,009         10,393    207,418     189,404

  Geographical area: **
  Domestic                         6,634          9,319    177,702     160,796
  International                    1,375          1,074     29,716      28,608

                                   8,009         10,393    207,418     189,404



* Figures for 2001 and 2000 have been restated to take account of the changes in accounting policy explained in note 1 and the reclassification of emerging markets debt earnings from Wholesale Markets and International Banking to Central group items.

** The geographical distribution of gross income sources, profit on ordinary activities before tax and assets by domestic and international operations is based on the location of the office recording the transaction, except for lending by the international business booked in London.

+ Net assets represent shareholders' funds plus equity minority interests. Disclosure of information on net assets is an accounting standard requirement (SSAP 25); it is not appropriate to relate it directly to the segmental profits above because the business is not managed by the allocation of net assets to business units.

++ Assets  exclude  long-term assurance assets attributable to policyholders.

As the business of the Group is mainly that of banking and insurance, no segmental analysis of turnover is given.


3     Dealing profits (before expenses)                 2002      2001     2000
                                                        GBPm      GBPm     GBPm

          Foreign exchange trading income                173       158      141
          Securities and other gains                      15        75       57

                                                         188       233      198


Dealing profits include the profits and losses arising both on the purchase and sale of trading instruments and from the year-end revaluation to market value, together with the interest income earned from these instruments and the related funding cost.


4     Administrative expenses     2002    2001*   2000*
                                  GBPm     GBPm    GBPm

Salaries and profit sharing      2,065    2,066   1,941
Social security costs              134      140     131
Other pension costs (note 43)      318      347     225
Staff costs                      2,517    2,553   2,297
Other administrative expenses    1,697    1,673   1,596
                                 4,214    4,226   3,893


*restated (see note 1)


                                                       2002      2001     2000
  The average number of persons on a headcount
  basis employed by the Group during
  the year was as follows:
  UK                                                  71,134    71,184   67,848
  Overseas                                            11,491    11,768   11,847
                                                      82,625    82,952   79,695


The above staff numbers exclude 5,870 (2001: 5,450; 2000: 6,152) staff employed in the long-term assurance business. Costs of GBP209 million (2001: GBP168 million; 2000: GBP199 million) in relation to those staff are reflected in the valuation of the long-term assurance business.

Details of directors' emoluments, pensions and interests are given on pages 81, 82 and 84 to 86.

During the year the auditors earned the following fees:


                                                        2002    2001   2000
                                                        GBPm    GBPm   GBPm

      Statutory audit                                   4.8     4.0    4.1
      Other audit fees including regulatory reporting   2.6     5.5    4.5
      Due diligence                                     0.8     5.7    1.0
      Internal control reviews                          0.3     0.2      -
      Other                                             0.2     0.5    0.3
      Audit related fees                                1.3     6.4    1.3
      Audit and audit related fees                      8.7    15.9    9.9
      Tax fees                                          0.7     0.4    0.4
      Management consultancy fees                       0.1     3.5   24.5
      Other fees                                        1.0     1.3    1.3
      Total fees                                       10.5    21.1   36.1


The  auditors'  remuneration  for  the  holding  company  was  GBP50,000  (2001:
GBP50,000; 2000: GBP50,000).

It is the Group's policy to employ the auditors on assignments additional to their statutory audit duties, where their expertise and experience with the Group are important, principally relating to tax advice and due diligence reporting on acquisitions and disposals. Following a change in policy earlier this year, the auditors are no longer permitted to perform management consultancy work on behalf of the Group.




5     Amounts written off fixed asset investments


                                      2002     2001   2000
                                      GBPm     GBPm   GBPm
                      Debt securities   84      58     27
                      Equity shares      3       2      5
                                        87      60     32


6     Profit before tax on sale of businesses

On 3 October 2001 the Group announced the sale of its Brazilian fund management and private banking business, including its subsidiary, Lloyds TSB Asset Management S.A. This resulted in a profit on sale of GBP39 million (tax: GBP11 million).


7     Profit on ordinary activities before tax           2002    2001*    2000
                                                         GBPm     GBPm    GBPm
  Profit on ordinary activities before tax is stated
  after taking account of:
  Income from:
  Aggregate amounts receivable, including capital
  repayments, in respect of assets leased to customers
  and banks under:
  Finance leases and hire purchase contracts             3,290    3,250   3,295
  Operating leases                                         440      329     151
  Profit less losses on disposal of investment             160      160     127
  securities
  Charges:
  Rental of premises                                       220      203     193
  Hire of equipment                                         18       18      26
  Interest on subordinated liabilities (loan capital)      537      515     490

*restated (see note 1)



8     Tax on profit on ordinary activities
      a)      Analysis of charge for the year        2002     2001*   2000*
                                                     GBPm     GBPm    GBPm
       UK corporation tax
       Current tax on profits for the year            784      769     889
       Adjustments in respect of prior years           12      (14)      3
                                                      796      755     892
       Double taxation relief                        (129)     (87)    (72)
                                                      667      668     820
       Foreign tax
       Current tax on profits for the year            216      179     137
       Adjustments in respect of prior years          (15)     (17)     (5)
                                                      201      162     132
       Current tax charge                             868      830     952
       Deferred tax                                  (106)      44     129
       Associated undertakings and joint ventures       2        1       1
                                                      764      875   1,082

* restated (see note 1)

The charge for tax on the profit for the year is based on a UK corporation tax rate of 30 per cent (2001: 30 per cent; 2000: 30 per cent).

In addition to the tax charge in the profit and loss account detailed above, GBP968 million (2001: GBP863 million; 2000: GBP450 million) of deferred tax has been credited to the statement of total recognised gains and losses in respect of actuarial losses recognised in post-retirement benefit schemes (note 43).

b)    Factors affecting the tax charge for the year

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the current tax charge and total tax charge for the year is given below:



                                                 2002     2001         2000
                                                 GBPm     GBPm         GBPm

  Profit on ordinary activities before tax      2,607    3,161        3,785
  Tax charge thereon at UK corporation tax        782      948        1,135
  rate of 30%
  Factors affecting charge:
  Change in non-allowable provisions                -        -            3
  Goodwill amortisation                             9        8           10
  Overseas tax rate differences                    24       12           14
  Non-allowable and non-taxable items             (28)       8           13
  Gains exempted or covered by capital losses     (23)     (39)         (14)
  Tax deductible coupons on non-equity            (12)     (12)         (12)
  minority interests
  Payments to employee trust                      (20)     (60)         (37)
  Capital allowances in excess of                   7      (48)         (17)
  depreciation
  Other timing differences                         99        4         (112)
  Life companies rate differences                  44       21          (11)
  Other items                                     (14)     (12)         (20)
  Current tax charge                              868      830          952
  Deferred tax - capital allowances in             (7)      48           17
  excess of depreciation
        - other timing differences                (99)      (4)         112
  Associated undertakings and joint ventures        2        1            1
  Tax on profit on ordinary activities            764      875        1,082
  Effective rate                                 29.3%    27.7%        28.6%



c)     Factors that may affect the future tax charge

The current tax charge includes a credit of GBP46 million (2001: charge of GBP11 million; 2000: charge of GBP122 million) in respect of notional tax on the shareholder's interest in the movement in value of the long-term assurance business. Since this derives from the use of a combination of tax rates it can give rise to a higher or lower charge compared to an expected 30 per cent rate, depending upon the reported investment returns.

Following Government changes recently announced in respect of employee benefit trusts the future benefit to the tax charge from this source will be less.

In December 2002 the Inland Revenue announced its intention to introduce legislation which may affect the tax treatment of certain transfers from Scottish Widows plc's long-term business fund to its shareholder's fund. The precise impact of these proposals is yet to be determined, however it is possible that these transfers will be subject to a higher tax charge than was previously anticipated.

Factors that may affect the future deferred tax charge are dealt with in Note
36.



9 Ordinary                  2002        2001       2000    2002     2001    2000
  dividends                pence       pence      pence
                       per share   per share  per share    GBPm     GBPm    GBPm
  Interim: paid             10.7        10.2        9.3     597      566     511
  Final: proposed           23.5        23.5       21.3   1,311    1,306   1,172
                            34.2        33.7       30.6   1,908    1,872   1,683




10     Earnings per share                            2002      2001*     2000*
  Profit attributable to shareholders+            GBP1,781m  GBP2,229m GBP2,654m
  Weighted average number of ordinary shares in      5,570m     5,533m    5,487m
  issue during the year++
  Dilutive effect of options outstanding                27m        50m       58m
  Diluted weighted average number of ordinary        5,597m     5,583m    5,545m
  shares in issue during the year
  Earnings per share                                  32.0p      40.3p     48.4p
  Diluted earnings per share                          31.8p      39.9p     47.9p


*   restated (see note 1)

+ No adjustment was made to profit attributable to shareholders in calculating diluted earnings per share.
++ The weighted average number of shares for the year has been calculated after deducting 5 million (2001: 15 million; 2000: 9 million) ordinary shares held by Lloyds TSB Group Holdings (Jersey) Limited and the trustees of the TSB Group Employee Trust, the Lloyds TSB Group Employee Share Ownership Trust and the Lloyds TSB Qualifying Employee Share Ownership Trust, on which dividends have been waived (note 26).



11     Treasury bills and         2002         2002       2001        2001
       other eligible bills    Balance                 Balance
                                 sheet    Valuation      sheet   Valuation
                                  GBPm         GBPm       GBPm        GBPm
  Investment securities:
  Treasury bills and               257        258          748         748
  similar securities
  Other eligible bills           1,622      1,620        2,034       2,032
                                 1,879      1,878        2,782       2,780

  Other securities:
  Treasury bills and               530                   1,630
  similar securities
                                 2,409                   4,412
  Geographical analysis by
  issuer:
  United Kingdom                 1,726                   2,620
  Latin America                    567                   1,412
  Other                            116                     380
                                 2,409                   4,412
  Included above:
  Unamortised discounts net          5                       6
  of premiums on investment
  securities
                                                         Premiums
                                           Cost     and discounts        Total
  Movements in investment                  GBPm              GBPm         GBPm
  securities comprise:
  At 1 January 2002                      2,777                 5        2,782
  Exchange and other                        (3)                -           (3)
  adjustments
  Additions                             30,402                 -       30,402
  Bills sold or matured                (31,301)              (76)     (31,377)
  Amortisation of premiums                   -                75           75
  and discounts
  At 31 December 2002                    1,875                 4        1,879

Investment securities are those intended for use on a continuing basis in the activities of the Group and not for dealing purposes.

The difference between the cost of other securities and market value, where the market value is higher than the cost, is not disclosed as its determination is not practicable.

It is expected that tax of GBP1 million (2001: GBP1 million) would be recoverable if the investment securities were sold at their year end valuation.


12     Loans and advances to banks                              2002      2001
                                                                GBPm      GBPm

       Lending to banks                                        2,212     1,616
       Deposits placed with banks                             15,318    13,610
       Total loans and advances to banks                      17,530    15,226
       Provisions for bad and doubtful debts                     (1)       (2)
                                                              17,529    15,224
       Repayable on demand                                     4,313     2,443
       Other loans and advances by residual maturity repayable:
       3 months or less                                        8,512     8,995
       1 year or less but over 3 months                        2,624     2,698
       5 years or less but over 1 year                         1,700       708
       Over 5 years                                              381       382
       Provisions for bad and doubtful debts                     (1)       (2)
                                                              17,529    15,224



13     Loans and advances to customers                          2002       2001
                                                                GBPm       GBPm
       Lending to customers                                  123,007    111,541
       Hire purchase debtors                                   5,990      5,345
       Equipment leased to customers                           7,300      7,585
       Total loans and advances to customers                 136,297    124,471
       Provisions for bad and doubtful debts                 (1,766)    (1,466)
       Interest held in suspense                                (57)       (70)
                                                             134,474    122,935
       Loans and advances by residual maturity repayable:
       3 months or less                                       23,989     21,393
       1 year or less but over 3 months                       10,357      8,867
       5 years or less but over 1 year                        30,637     27,910
       Over 5 years                                           71,314     66,301
       Provisions for bad and doubtful debts                 (1,766)    (1,466)
       Interest held in suspense                                (57)       (70)
                                                             134,474    122,935
       Of which repayable on demand or at short notice        11,852     10,116


The cost of assets acquired during the year for letting to customers under finance leases and hire purchase contracts amounted to GBP3,752 million (2001:
GBP3,166 million).

Equipment leased to customers, which is stated after deducting GBP5,603 million (2001: GBP5,905 million) of unearned charges, is repayable as follows:



                                            2002     2001
                                            GBPm     GBPm
       3 months or less                      127      157
       1 year or less but over 3 months      407      511
       5 years or less but over 1 year     1,669    1,653
       Over 5 years                        5,097    5,264
                                           7,300    7,585


Securitisations

Certain instalment credit receivables have been securitised and are subject to non-returnable financing arrangements. In accordance with Financial Reporting Standard 5, these items have been shown under the linked presentation method.

The Group's subsidiary, Black Horse Limited (formerly Chartered Trust plc), entered into transactions whereby it disposed of its interest in portfolios of motor vehicle and caravan instalment credit agreements for a total of GBP980 million to Cardiff Automobile Receivables Securitisation (UK) No 4 plc (CARS 4). CARS Trustee (UK) No 4 Limited is responsible for the collection and onward payment of all amounts falling due under the terms of the receivables sold to CARS 4. Principal receipts up to 10 December 2000 were used to purchase further receivables; subsequent to this date they are being used to redeem floating rate notes. Income receipts are applied in the following order of priority: interest due on the floating rate notes; credit manager fees; payments under swaps; amounts due to third parties; dividends; and residual income to Black Horse Limited. Black Horse Limited has been appointed by CARS Trustee (UK) No 4 Limited as credit manager and receives a fee for fulfilling this function. It has no liability to the noteholders or any creditor of CARS 4 or CARS Trustee
(UK) No 4 Limited other than through failure to meet its obligations as credit manager or for breach of warranties given. Black Horse Limited has no interest in the share capital of CARS 4 or CARS Trustee (UK) No 4 Limited.

Black Horse Limited and CARS 4 have also entered into interest rate swaps in respect of this transaction, the interest rates payable and receivable under these swaps are set by reference to market rates of interest on an arm's length basis.

At 31 December 2002 CARS 4 held GBP24 million (2001: GBP124 million) of receivables, matched by non-returnable finance of the same amount.



14   Provisions                         2002       2002                  2001      2001                2000       2000
     for bad and doubtful           Specific     General             Specific   General            Specific    General
     debts and                          GBPm        GBPm                 GBPm      GBPm                GBPm       GBPm
     non-performing
     lending

  At 1 January                         1,099        369                 1,069       357                1,053       361
  Exchange and other                    (55)        (3)                  (15)         1                    4       (2)
  adjustments
  Adjustments on                           -          3                     -         -                   45         4
  acquisition
  Advances written off                 (878)          -                 (885)         -                (745)         -
  Recoveries of                          203          -                   194         -                  165         -
  advances written off
  in previous years
  Charge (release) to
  profit and loss
  account:
  New and additional                   1,544         64                 1,310        64                1,093         7
  provisions
  Releases and                         (579)          -                 (574)      (53)                (546)      (13)
  recoveries
                                         965         64                   736        11                  547       (6)
  At 31 December                       1,334        433                 1,099       369                1,069       357
                                       1,767                            1,468                          1,426
  In respect of:
  Loans and advances                            1                               2                              6
  to banks
  Loans and advances                        1,766                           1,466                          1,420
  to customers
                                            1,767                           1,468                          1,426





                                                                      2002     2001
                                                                      GBPm     GBPm
     Non-performing lending comprises:
     Accruing loans on which interest is being placed in suspense      752      843
     Loans accounted for on a non-accrual basis                        662      379
                                                                     1,414    1,222
     Provisions                                                      (992)    (829)
     Interest held in suspense                                        (57)     (70)
                                                                       365      323




15     Concentrations of exposure                   2002       2001
                                                    GBPm       GBPm

       Loans and advances to customers:
       Domestic:
       Agriculture, forestry and fishing           2,076      2,074
       Manufacturing                               3,373      3,321
       Construction                                1,482      1,309
       Transport, distribution and hotels          4,696      4,440
       Property companies                          4,008      2,907
       Financial, business and other services      8,352      8,736
       Personal     : mortgages                   62,467     56,578
                    : other                       14,931     12,784
       Lease financing                             7,285      7,552
       Hire purchase                               5,990      5,345
       Other                                       3,397      2,992
       Total domestic                            118,057    108,038
       International:
       Latin America                               1,591      2,347
       New Zealand                                10,447      8,435
       Rest of the world                           6,202      5,651
       Total international                        18,240     16,433
                                                 136,297    124,471
       Provisions for bad and doubtful debts*    (1,766)    (1,466)
       Interest held in suspense *                  (57)       (70)
                                                 134,474    122,935

* Figures exclude provisions and interest held in suspense relating to loans and advances to banks.

The classification of lending as domestic or international is based on the location of the office recording the transaction, except for certain lending of the international business booked in London.


  16     Debt securities                                                2002         2002             2001        2001
                                                               Balance sheet    Valuation    Balance sheet   Valuation
                                                                        GBPm         GBPm             GBPm        GBPm
  Investment securities:
  Government securities                                                2,140        2,141            2,781       2,976
  Other public sector securities                                           1            1                -           -
  Bank and building society certificates of deposit                    3,147        3,148            4,670       4,677
  Corporate debt securities                                            1,495        1,496              613         616
  Mortgage backed securities                                             893          892              521         527
  Other asset backed securities                                        2,817        2,820            1,193       1,198
  Other debt securities                                                1,369        1,367            1,211       1,209
                                                                      11,862       11,865           10,989      11,203
  Other securities:
  Government securities                                                6,035        6,035            4,103       4,103
  Other public sector securities                                         112          112              151         151
  Bank and building society certificates of deposit                      340          340              234         234
  Corporate debt securities                                            7,842        7,842            7,102       7,102
  Mortgage backed securities                                           1,838        1,838            1,054       1,054
  Other asset backed securities                                        1,191        1,191              592         592
  Other debt securities                                                   94           94                -           -
                                                                      29,314       29,317           24,225      24,439
  Due within 1 year                                                    6,412                         6,745
  Due 1 year and over                                                 22,902                        17,480
                                                                      29,314                        24,225
  Geographical analysis by issuer:
  United Kingdom                                                       5,569                         5,947
  Other European                                                      13,254                         9,920
  North America and Caribbean                                          6,077                         4,708
  Latin America                                                        1,231                         1,290
  Asia Pacific                                                         2,763                         1,921
  Other                                                                  420                           439
                                                                      29,314                        24,225
  Unamortised discounts net of premiums on investment                    337                           622
  securities
  Investment securities:
  Listed                                                               6,102        6,101            5,544       5,751
  Unlisted                                                             5,760        5,764            5,445       5,452
                                                                      11,862       11,865           10,989      11,203
  Other securities:
  Listed                                                              16,034       16,034           12,139      12,139
  Unlisted                                                             1,418        1,418            1,097       1,097
                                                                      17,452       17,452           13,236      13,236



                                                                 Premiums
                                                      Cost    & discounts    Provisions       Total
                                                      GBPm           GBPm          GBPm        GBPm
  Movements in investment securities comprise:
  At 1 January 2002                                 10,553            519            83      10,989
  Exchange and other adjustments                     (479)           (28)           (4)       (503)
  Additions                                         16,418              -             -      16,418
  Transfers to other securities                      (694)          (451)          (63)     (1,082)
  Securities sold or matured                      (13,913)           (61)          (11)    (13,963)
  Charge for the year                                    -              -            84        (84)
  Amortisation of premiums and discounts                 -             87             -          87
  At 31 December 2002                               11,885             66            89      11,862



Investment securities are those intended for use on a continuing basis in the activities of the Group and not for dealing purposes. Transfers to other securities mainly relates to the reclassification of the Group's portfolio of emerging market securities, following the decision to accelerate the disposal programme for these investments.

The difference between the cost of other securities and market value, where the market value is higher than the cost, is not disclosed as its determination is not practicable. It is expected that tax of GBP4 million (2001: GBP60 million) would be payable if the investment securities were sold at their year end valuation.


17     Equity shares                                             2002         2002               2001        2001
                                                        Balance sheet    Valuation      Balance sheet   Valuation
                                                                 GBPm         GBPm               GBPm        GBPm

        Investment securities:
        Listed                                                      5            5                  4          14
        Unlisted                                                   33           62                 34          52
                                                                   38           67                 38          66
        Other securities:
        Listed                                                    168                             187
                                                                  206                             225

                                                                              Cost        Provisions       Total
                                                                              GBPm              GBPm        GBPm
        Movements in investment securities comprise:
        At 1 January 2002                                                       50                12          38
        Additions                                                               10                 -          10
        Disposals                                                              (9)               (2)         (7)
        Charge for the year                                                      -                 3         (3)
        At 31 December 2002                                                     51                13          38

Investment securities are those intended for use on a continuing basis in the activities of the Group and not for dealing purposes.

The difference between the cost of other securities and market value, where the market value is higher than the cost, is not disclosed as its determination is not practicable.

If investment securities were sold at their year end valuation no tax is expected to be payable as any such gains would be covered by available capital losses.


18     Assets transferred under sale and repurchase transactions

Included in the Group's balance sheet are assets subject to sale and repurchase agreements as follows:



                                                  2002    2001
                                                  GBPm    GBPm

      Treasury bills and other eligible bills      588    1,036
      Debt securities                            5,651    4,498
                                                 6,239    5,534

These investments have been sold to third parties but, since the Group is committed to reacquire them at a future date and at a predetermined price, they are shown in the balance sheet.



19     Interests in joint ventures


                              GBPm

       At 1 January 2002        39
       Additions                21
       Share of losses        (15)
       At 31 December 2002      45




  The Group's principal investments are in two joint ventures:

                                                          Group interest                           Nature of business
  iPSL                                                    19.5% of issued ordinary share capital   Cheque processing
  Goldfish Holdings Limited                               25.0% of issued ordinary share capital   Financial services


During 2002 the Group contributed a further GBP21 million of capital to Goldfish Holdings Limited.

In the year ended 31 December 2002 GBP31 million  (2001:  GBP27  million;  2000:
GBP4 million) of fees payable to iPSL have been included in the Group's administrative expenses and GBP6 million (2001: GBP6 million; 2000: GBP1 million) of charges to iPSL have been included in the Group's income. The Group has also prepaid GBP6 million (2001: GBP8 million) of fees in respect of 2003 and this amount is included in prepayments and accrued income.

In the year ended 31 December 2002 GBP25 million (2001: GBP1 million; 2000: nil) of interest receivable from Goldfish Bank Limited and GBP12 million (2001: GBP22 million; 2000: nil) of charges to Goldfish Bank Limited in respect of administrative costs have been included in the Group's income. At 31 December 2002 Goldfish Bank Limited owed GBP430 million (2001: GBP611 million) to the Group, which is included in loans and advances to banks. In addition, at 31 December 2002, the Group had made facilities available for Goldfish Bank Limited to borrow a further GBP420 million (2001: GBP239 million); these facilities are included in undrawn commitments (note 44).

Included in the gross assets disclosed on the balance sheet is an investment of GBP8 million (2001: GBP5 million) in associated undertakings.




20 Interests in group undertakings

The principal group undertakings, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds TSB Group plc, are:



                                         Country of
                                      registration/       Percentage of equity share
                                      incorporation   capital and voting rights held  Nature of business

  Lloyds TSB Bank plc                       England                             100%  Banking and financial services
  Cheltenham & Gloucester plc               England                            +100%  Mortgage lending and retail
                                                                                      investments
  Lloyds TSB Commercial Finance             England                            +100%  Credit factoring
  Limited
  Lloyds TSB Leasing Limited                England                            +100%  Financial leasing
  Lloyds TSB Private Banking                England                            +100%  Private banking
  Limited
  The Agricultural Mortgage                 England                            +100%  Long-term agricultural finance
  Corporation PLC
  The National Bank of New Zealand      New Zealand                            +100%  Banking and financial services
  Limited
  Lloyds TSB Bank (Jersey) Limited           Jersey                            +100%  Banking and financial services
  Lloyds TSB Scotland plc                  Scotland                            +100%  Banking and financial services
  Lloyds TSB General Insurance              England                            +100%  General insurance
  Limited
  Scottish Widows Investment                England                            +100%  Investment management
  Partnership Group Limited
  Abbey Life Assurance Company              England                            +100%  Life assurance
  Limited
  Lloyds TSB Insurance Services             England                            +100%  Insurance broking
  Limited
  Lloyds TSB Life Assurance                 England                            +100%  Life assurance and other
  Company Limited                                                                     financial services
  Lloyds TSB Asset Finance                  England                            +100%  Consumer credit, leasing and
  Division Limited                                                                    related services
  Black Horse Limited                       England                            +100%  Consumer credit, leasing and
                                                                                      related services
  Scottish Widows plc                      Scotland                            +100%  Life assurance
  Scottish Widows Annuities Limited        Scotland                            +100%  Life assurance

+ Indirect interest

The country of registration/incorporation is also the principal area of operation for each of the above group undertakings except as follows:

Lloyds TSB Bank plc operates principally in the UK but also through branches in Argentina, Belgium, Brazil, Dubai, Ecuador, Gibraltar, Guatemala, Hong Kong, Honduras, Japan, Luxembourg, Malaysia, Monaco, Netherlands, Panama, Paraguay, Singapore, Spain, Switzerland, Uruguay, the USA and a representative office in Iran. The National Bank of New Zealand Limited also operates through representative offices in the UK and Hong Kong.

21     Quasi-subsidiaries

The Group has interests in a number of entities which, although they do not meet the legal definition of a subsidiary, give rise to benefits that are in substance no different from those that would arise if those entities were subsidiaries. As a consequence, these entities are consolidated in the same way as if they were subsidiaries.

The primary financial statements of these entities can be summarised as follows:


                                                                  Equipment leasing                 Structured finance
                                                                       vehicles                           vehicles
                                                                2002    2001   2000                2002    2001   2000
                                                                GBPm    GBPm   GBPm                GBPm    GBPm   GBPm
  Profit and loss account
  Interest receivable                                              -       -      -                  12       -      -
  Interest payable                                              (55)    (41)   (21)                 (4)       -      -
  Other operating income                                          80      58     29                   -       -      -
  Total income                                                    25      17      8                   8       -      -
  Operating expenses                                            (24)     (8)   (18)                   -       -      -
  Profit on ordinary activities before taxation                    1       9   (10)                   8       -      -
  Tax on profit on ordinary activities                             5     (6)     10                   -       -      -
  Retained profit                                                  6       3      -                   8       -      -
  Balance sheet
  Assets
  Loans and advances to customers                                  -       -                        329       -
  Tangible fixed assets                                        1,307     911                          -       -
  Other assets and prepayments                                    25      45                          4       -
  Total assets                                                 1,332     956                        333       -
  Liabilities
  Deposits by banks                                            1,245     923                          -       -
  Debt securities in issue                                         -       -                         73       -
  Other liabilities and accruals                                  77      29                          2       -
  Shareholders' funds                                             10       4                        258       -
  Total liabilities                                            1,332     956                        333       -
  Cashflow statement
  Net cash inflow (outflow) from operating                       422     391                      (250)       -
  activities


22     Intangible fixed assets                                                          Net book
                                                          Cost    Amortisation             value
                                                          GBPm            GBPm              GBPm
                      Goodwill
                      At 1 January 2002                  2,640              74             2,566
                      Exchange and other adjustments        28               4                24
                      Acquisitions (note 46)               103               -               103
                      Charge for the year                    -              59              (59)
                      At 31 December 2002                2,771             137             2,634



23     Tangible fixed assets                                                          Operating lease
                                                          Premises    Equipment                assets
                                                              GBPm         GBPm                  GBPm
              Cost:
              At 1 January 2002                              1,074        2,270                1,771
              Exchange and other adjustments                   (1)          (7)                  (3)
              Adjustments on acquisition                        31            2                  351
              Additions                                        174          260                  881
              Disposals                                       (82)        (210)                (428)
              At 31 December 2002                            1,196        2,315                2,572
              Depreciation:
              At 1 January 2002                                334        1,278                  138
              Exchange and other adjustments                   (2)            1                    -
              Charge for the year                               64          286                  292
              Disposals                                       (19)        (170)                (215)
              At 31 December 2002                              377        1,395                  215
              Balance sheet amount at 31 December 2002         819          920                2,357
                                                                          4,096
              Balance sheet amount at 31 December 2001          740          992               1,633
                                                                           3,365



                                                                            2002               2001
                                                                            GBPm               GBPm
              Balance sheet amount of premises comprises:
              Freeholds                                                      414                436
              Leaseholds 50 years and over unexpired                         132                 36
              Leaseholds less than 50 years unexpired                        273                268
                                                                             819                740
              Land and buildings occupied for own activities                 749                664

The Group's residual value exposure in respect of operating lease assets, all of which are expected to be disposed of at the end of the lease terms, was as follows:



                                                               2002     2001
                                                               GBPm     GBPm
               Residual value expected to be recovered in:
               1 year or less                                   272      156
               2 years or less but over 1 year                  173      119
               5 years or less but over 2 years                 542      388
               Over 5 years                                     617      482
               Total exposure                                 1,604    1,145


24     Lease commitments

At 31 December 2002, the Group was committed to various non-cancellable operating leases, which require aggregate future rental payments as follows:


                                                                                           Premises    Equipment
                                                                                               GBPm         GBPm
  Payable within one year                                                                       227            3
  1 to 2 years                                                                                  196            1
  2 to 3 years                                                                                  190            1
  3 to 4 years                                                                                  185            -
  4 to 5 years                                                                                  177            -
  Over 5 years                                                                                  290            -
                                                                                              1,265            5

Annual commitments under non-cancellable operating leases were:


                                                      2002                 2002               2001                2001
                                                  Premises            Equipment           Premises           Equipment
                                                      GBPm                 GBPm               GBPm                GBPm
  Leases on which the commitment is due
  to expire in:
  1 year or less                                        10                    2                  7                   5
  5 years or less but over 1 year                       29                    1                 33                   3
  Over 5 years                                         188                    -                181                   -
                                                       227                    3                221                   8

                                                                                               2002               2001
                                                                                          Equipment          Equipment
  Obligations under finance leases were:                                                       GBPm               GBPm

  Amounts payable in 1 year or less                                                             1                    3



25     Capital commitments

Capital expenditure contracted but not provided for at 31 December 2002 amounted to GBP117 million (2001: GBP137 million) of which GBP107 million (2001: GBP125 million) relates to assets to be leased to customers under operating leases.



26     Own shares

Lloyds TSB Group plc sponsors the Lloyds TSB Group Employee Share Ownership Trust, a discretionary trust for the benefit of employees and former employees of the Lloyds TSB Group. The Company has lent GBP21 million to the trustees, interest free, to enable them to purchase Lloyds TSB Group plc ordinary shares, which are used to satisfy options granted by the Company or to meet commitments arising under other employee share schemes. Under the terms of the trust, the trustees have waived all but a nominal dividend on the shares they hold. The cost of providing these shares is charged to the profit and loss account on a systematic basis over the period that the employees are expected to benefit. At 31 December 2002, 2 million shares were held by the trustees with a book value of GBP13 million and a market value of GBP7 million. (2001: 2 million shares with a book value of GBP15 million and a market value of GBP15 million).

The Group has also established the Lloyds TSB Qualifying Employee Share Ownership Trust ('the QUEST') for the purpose of providing shares on the exercise of options under certain of the Group's Save As You Earn (SAYE) share option schemes. During 2002, Lloyds TSB Group plc contributed GBP66 million to the QUEST, and the trustees subscribed for 18 million shares in the Company for a consideration of GBP136 million. During 2001, Lloyds TSB Group plc contributed GBP200 million and the trustees subscribed for 47 million shares for a consideration of GBP316 million. At 31 December 2002, 2 million shares were held by the QUEST with a book value of GBP5 million (2001: 2 million shares with a book value of GBP8 million) reflecting the exercise price of the options the shares are expected to be used to satisfy. Under the terms of the QUEST's trust deed, the trustees have waived all but a nominal dividend on the shares they hold. The difference between the amount contributed by the Company and the movement in the book value of the shares and cash held by the QUEST has been charged to profit and loss account reserves.

In addition, a further 0.4 million ordinary shares were held by Lloyds TSB Group Holdings (Jersey) Limited at 31 December 2002 (2001: 0.5 million shares). These shares, on which the dividend entitlement has been waived, were gifted to the Group some years ago at nil cost and are used to satisfy outstanding options or to meet commitments arising under other employee share schemes.


27     Other assets


                                                                                  2002     2001
                                                                                  GBPm     GBPm
       Balances arising from derivatives used for trading purposes (note 45a)    3,428    2,090
       Balances arising from derivatives used for hedging purposes                 778      931
       Settlement balances                                                          76      570
       Other assets                                                                981      877
                                                                                 5,263    4,468


28     Prepayments and accrued income



                                                                                       2002     2001*
                                                                                       GBPm     GBPm
       Interest receivable                                                              931      843
       Deferred expenditure incurred under cash gift and discount mortgage schemes      201      256
       Other debtors and prepayments                                                  1,173    1,197
                                                                                      2,305    2,296
*restated (see note 1)


29     Long-term assurance business



  a      Methodology

For the purposes of the Group's consolidated accounts, the value of the shareholder's interest in the long-term assurance business is calculated on an embedded value basis. The embedded value is comprised of the net tangible assets of the life assurance subsidiaries, including any surplus retained in the long-term business funds, which could be transferred to shareholders, and the present value of the in-force business. The value of the in-force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date and discounting the result at a rate which reflects the shareholder's overall risk premium attributable to this business.

Surpluses arise following annual actuarial valuations of the long-term business funds, which are carried out in accordance with the statutory requirements designed to ensure and demonstrate the solvency of the funds. Future surpluses will depend upon experience in a number of areas such as investment returns, lapse rates, mortality and administrative expenses. Surpluses can be projected by making realistic assumptions about future experience, having regard to both actual experience and forecast long-term economic trends. Other net cash flows principally comprise annual management charges and other fees levied upon the policyholders by the life assurance subsidiaries.

Changes in the embedded value, which are determined on a post-tax basis, are included in the profit and loss account and described as income from long-term assurance business. For the purpose of presentation the change in this value is grossed up at the underlying rate of corporation tax.

b     Analysis of embedded value

The embedded value included in the consolidated balance sheet comprises:


                                                                                             2002    2001*
                                                                                             GBPm     GBPm

              Net tangible assets of life companies including surplus                       3,324    3,628
              Value of other shareholder's interests in the long-term assurance business    2,904    2,738
                                                                                            6,228    6,366


Movements in the embedded value balance have been as follows:

                                                                                             2002     2001*
                                                                                             GBPm     GBPm
              At 1 January - as previously reported                                         6,366    6,549
              Prior year adjustment (note 1)                                                    -     (53)
              At 1 January - restated                                                       6,366    6,496
              Exchange and other adjustments                                                 (14)     (35)
              Loss after tax                                                                (257)     (40)
              Capital injections                                                              140      100
              Dividends                                                                       (7)    (155)
              At 31 December                                                                6,228    6,366

*restated (see note 1)


c     Analysis of income from long-term assurance business

Income from long-term assurance business included in the profit and loss account can be divided into those items comprising the operating profit of the business and other items. Included within operating profit are the following items:

New business contribution: this represents the value recognised at the end of the year from new business written during the year after taking into account the cost of establishing technical provisions and reserves.

Contribution from existing business: this comprises the following elements:


* The expected return arising from the unwinding of the discount applied to the expected cash flows at the beginning of the year;

* Experience variances caused by the differences between the actual experience during the year and the expected experience;

* The effects of changes in assumptions, other than economic assumptions, and other items;

* Pension provisions (see d);

* Endowment provision (see e); and

* Stakeholder pension related charge (see f).


Investment earnings: this represents the expected investment return on both the net tangible assets and the value of the shareholder's interest in the long-term business account, based upon the economic assumptions made at the beginning of the year.

Distribution costs: this represents the actual costs of acquiring new business during the year and includes commissions paid to independent financial advisors and other direct sales costs.

Operating profit is adjusted by the following items to arrive at income from long-term assurance business:

Investment variance: this represents (a) the difference between the actual investment return in the year on investments backing shareholder funds and the expected return based upon the economic assumptions made at the beginning of the year; (b) the effect of these fluctuations on the value of in-force business; and (c) other effects of changes in extraneous economic circumstances beyond the control of management.

Changes in economic assumptions: this represents the effect of changes in the economic assumptions referred to in h).

c     Analysis of income from long-term assurance business (continued)

Income from long-term assurance business is set out below:



                                                               2002    2001*   2000*
                                                               GBPm     GBPm    GBPm
       New business contribution                                413      374     305
       Contribution from existing business
       - expected return                                        312      348     321
       - experience variances                                   (1)       37      36
       - changes in assumptions and other items                  78       95      96
       - pension provisions (see d)                            (40)     (70)   (100)
       - endowment provision (see e)                          (165)        -       -
       - stakeholder pension related charge (see f)               -        -    (80)
       Investment earnings                                      214      247     212
       Distribution costs                                     (277)    (247)   (225)
       Operating profit                                         534      784     565
       Investment variance                                    (892)    (813)   (249)
       Changes in economic assumptions (see h)                   55        -     127
       Income from long-term assurance business before tax    (303)     (29)     443
       Attributed tax                                            46     (11)   (122)
       Income from long-term assurance business after tax     (257)     (40)     321

*restated (seen note 1)


d     Pension provisions

During the early 1990s, there was increasing concern that many customers had been given poor advice when they were advised to set up their own personal pension plan and that they would, in fact, have been in a better position if they had remained in, or joined, employer sponsored pension schemes. The regulator of the pension industry (now the responsibility of the Financial Services Authority) carried out an industry wide investigation into the conduct of business involving the transfer of pensions. The conclusion of this investigation was that a large number of customers had been poorly advised, by insurance companies and intermediaries across the industry. As a result of this investigation the regulator established an action plan for the pensions industry to follow in reviewing all cases of possible misselling and determining the necessary compensation. As the review of pension cases in the Group has progressed, provisions have been established for the estimated cost of compensation.

Movements in the provision over the last three years have been as follows:



                                                2002     2001    2000
                                                GBPm     GBPm    GBPm
       At 1 January                              203      352     397
       Accrual of interest on the provision       17       20      26
       Charge for the year                        40       70     100
       Compensation paid                       (223)    (238)   (173)
       Guarantees*                                 -      (1)       2
       At 31 December                             37      203     352


* In some cases, rather than pay cash compensation directly into the customer's personal pension plan, the Group has guaranteed to 'top-up' the customer's pension income, on retirement, to the level that they would have received under the relevant occupational scheme.

d     Pension provisions (continued)

By the end of 2000, the Group had gained significant experience as to the number and size of claims likely to require compensation, in particular those affected by the revised guidelines issued towards the end of 1999 dealing with the way in which compensation should be calculated for those customers who had opted out of the State Earnings Related Pension Scheme. After taking this into account, the cost of redress was forecast to increase by GBP100 million and a provision of this amount was made.

A review of the adequacy of the provision was carried out as at 31 December 2001. Lower stock market levels had had a significant impact on total redress costs as the cost of restitution into company pension schemes rose as personal pension fund values reduced. As a result of this and the fact that there was greater certainty as to the number and size of compensation claims to be paid, an additional provision of GBP70 million was made in the Group's results for year ended 31 December 2001.

The adequacy of the provision has again been reviewed at 31 December 2002, in the light of final experience as to the amount of compensation to be paid. Lower stockmarket levels have increased the final cost of redress and a further provision of GBP40 million has been made in the year ended 31 December 2002.

e     Endowment provision

In common with a number of companies in the life assurance industry, Abbey Life Assurance Company Limited ('Abbey Life'), one of the Group's life assurance subsidiaries, has been carrying out a review of the past sales of certain endowment based and long-term savings products made, primarily in the late 1980s and early 1990s, by the Abbey Life sales force prior to its disposal by the Group in February 2000. The Group has assessed the likely implications for redress to policyholders and as a result a provision of GBP165 million had been raised.

f     Stakeholder pension related charge

During 1999, the government announced changes intended to encourage more of the population to provide retirement income for themselves through increased rates of savings. One of these initiatives was the introduction of stakeholder pensions with effect from April 2001; a key feature of these products is that charges are limited to 1 per cent per annum, which is significantly lower than historic charging rates on other personal pension products. In anticipation of the introduction of stakeholder pension products in 2001, during 2000 the Group decided to reduce the charges made on certain existing policies, resulting in a cost of GBP80 million.

g     Guaranteed annuity options

After an extensive review of its existing practices, carried out in the light of the judgement of the House of Lords in the guaranteed annuities case Equitable Life vs. Hyman, it was announced that Scottish Widows was revising the way it calculates benefits for guaranteed annuity policies with effect from 1 February 2002. As a result of this change, the terminal bonuses for guaranteed annuity option policies were increased.

Under the terms of the transfer of the Scottish Widows business, a separate memorandum account was created within the With Profits Fund called the Additional Account. This Account had a value at 31 December 2002 of approximately GBP1,500 million (2001: GBP1,700 million) and is available to meet any additional costs of providing guaranteed benefits on transferred policies, including guaranteed annuity option policies. The assets allocated to the Additional Account include certain hedge assets, to provide protection to the With Profits Fund against the consequences of a future fall in interest rates.

The eventual cost of providing the enhanced benefits is dependent upon a number of factors, including in particular:


* The proportion of policyholders with a guaranteed annuity option policy who choose to exercise their options;

* The effect of future interest rate and mortality trends on the costs of annuities; and

* The future investment performance of the With Profits Funds.

Having considered a range of possible outcomes, the Group currently expects that the most likely outcome is that the balance in the Additional Account available for this purpose will be sufficient to meet the cost of the enhanced benefits payable to the guaranteed annuity option policyholders, as well as other contingencies. The cost of the enhanced benefits, currently estimated to be approximately GBP1,100 million (2001: GBP1,400 million) on a net present value basis, will be paid out over many years as policies mature. In the event that the amount in the Additional Account proves, over time, to be insufficient, the shortfall will be met by the Group. At this time, no provision is considered necessary for such risk.

h     Assumptions

Following the publication, in December 2001, of the Association of British Insurers' detailed guidance for the preparation of figures using the achieved profits method of accounting the Group has reviewed the way in which economic assumptions are set for the purposes of the embedded value calculations. The guidance requires that the assumptions should be reviewed at each reporting date. In order to comply with this guidance, and achieve greater comparability with other major insurers, the Group has adopted this approach.

The principal economic assumptions have been revised at 31 December 2002 as follows:



                                                      2002    2001
                                                        %       %
Risk-adjusted discount rate (net of tax)              7.35    8.50
Return on equities (gross of tax)                     7.10    8.00
Return on fixed interest securities (gross of tax)    4.50    5.25
Expenses inflation                                    3.30    3.00

The revised assumptions have resulted in a net credit to the profit and loss account of GBP55 million.

Other assumptions used to derive the embedded value are as follows:


* Assumed rates of mortality and morbidity are taken from published tables adjusted for demographic differences. Assumptions in respect of lapse rates reflect the recent actual experience of the companies concerned.

* Current tax legislation and rates have been assumed to continue unaltered, except where future changes have been announced. The UK corporation tax rate used for grossing up was 30 per cent (2001: 30 per cent; 2000: 30 per cent). The normalised investment earnings have been grossed up at a composite longer term tax rate of 17 per cent (2001: 17 per cent; 2000: 17 per cent).

* The value of the in-force business does not allow for future premiums under recurring single premium business or non-contractual increments, which are included in new business when the premium is received. Department of Social Security rebates have been treated as recurring single premiums.

* Future bonus rates on with-profits business are set at levels which would fully utilise the assets supporting the with-profits business. The proportion of profits derived from with-profits business allocated to the shareholder has been assumed to continue at the current rate of one-ninth of the cost of the bonus.


i     Sensitivities

The table below shows the effect on both the embedded value at 31 December 2002 and the new business contribution for the year then ended of theoretical changes in the main economic assumptions.

                                                                          New
                                                      Embedded       business
                                                         value   contribution
                                                          GBPm           GBPm
As published                                             6,228            413
Effect of a 1% increase in the discount rate             (152)           (27)
Effect of a 1% reduction in the discount rate              166             32
Effect of a 1% reduction in the return on equities        (70)           (12)

j     Balance sheet


The long-term assurance assets attributable to policyholders comprise:
                                                                             2002      2001*
                                                                             GBPm       GBPm
Investments                                                                47,151     47,910
Premises and equipment                                                         45         16
Other assets                                                                1,468      2,091
                                                                           48,664     50,017
Net tangible assets of life companies including surplus                   (3,324)    (3,628)
                                                                           45,340     46,389
Investments shown above comprise:
Fixed interest securities                                                  14,779     12,642
Stocks, shares and unit trusts                                             24,143     27,018
Investment properties                                                       3,623      3,722
Other properties                                                              121        121
Mortgages and loans                                                            53        102
Deposits                                                                    4,432      4,305
                                                                           47,151     47,910



The liabilities to policyholders comprise:
Technical provisions:
Long-term business provision (net of reinsurance)                          23,217    24,129
Claims outstanding (net of reinsurance)                                       225       211
Technical provisions for linked liabilities                                20,996    21,098
Fund for future appropriations                                                 12        75
Other liabilities                                                             890       876
                                                                           45,340    46,389
*restated (see note 1)


k     Disclosures on a modified statutory solvency basis

The individual statutory accounts of the Group's life assurance subsidiaries are prepared under the modified statutory solvency basis, in the same way as the statutory accounts of listed insurance groups in the UK. The principle difference between the modified statutory solvency basis and the embedded value basis used for the preparation of the Group's accounts is that accounts prepared under the modified statutory solvency basis do not reflect the value of in-force business.

Under the modified statutory solvency basis, the results of the Group's long-term life and pensions businesses were as follows:


                                                                                           2002       2001      2000
                                                                                           GBPm       GBPm      GBPm
    Premiums                                                                              5,524      4,854     5,540
    Investment income                                                                     1,942      1,832     1,677
    Other income                                                                             33         93        23
                                                                                          7,499      6,779     7,240
    Claims                                                                              (5,031)    (4,957)   (4,617)
    Change in technical provisions                                                        3,877      2,759   (1,129)
    Expenses                                                                              (720)      (625)     (744)
    Realised (losses) gains on investments                                              (1,790)    (1,031)       810
    Unrealised losses on investments                                                    (4,445)    (4,423)   (2,499)
    Other charges                                                                           (3)        (8)       (2)
    Tax attributable to long-term business                                                  200        280      (67)
    Transfer from the fund for future appropriations                                         63      1,365     1,014
    Balance on the technical account - long-term business                                 (350)        139         6
    Tax credit attributable to balance on the technical account - long-term business      (190)      (103)        83
    Income in shareholder fund                                                               35         38       119
    Expenses in shareholder fund                                                            (1)          -       (1)
    (Loss) profit on ordinary activities before tax                                       (506)         74       207
    Tax on (loss) profit on ordinary activities                                             179         94      (92)
    (Loss) profit for the financial year                                                  (327)        168       115


Income from long-term assurance business after tax reconciles to the loss calculated on a modified statutory solvency basis as follows:



                                                                                              2002    2001   2000
                                                                                              GBPm    GBPm   GBPm
       Income from long-term assurance business attributable to the shareholder after tax    (257)    (40)    321
       (Increase) decrease in value-in-force                                                 (166)     111   (49)
                                                                                             (423)      71    272
       Other differences:
       - movement in deferred acquisition costs                                                 45    (79)   (52)
       - tax adjustment                                                                         55     150   (33)
       - other                                                                                 (4)      26   (72)
         (Loss) profit for the financial year
       - modified statutory solvency basis                                                   (327)     168    115


k     Disclosures on a modified statutory solvency basis (continued)

A summarised balance sheet on a modified statutory solvency basis was as follows:



                                                  2002      2001
                                                  GBPm      GBPm
Assets
Investments                                     26,555    27,204
Assets held to cover linked liabilities         20,996    21,098
Other assets                                     1,718     2,210
Total assets                                    49,269    50,512
Liabilities
Shareholder's funds                              3,929     4,123
Fund for future appropriations                      12        75
Long-term business provision +                  23,217    24,129
Technical provision for linked liabilities +    20,996    21,098
Other creditors                                  1,115     1,087
Total liabilities                               49,269    50,512


+ Net of reinsurers' share of technical provisions

The value of long-term business attributable to the shareholder on an embedded value basis reconciles to the net assets of the Group's life and pensions subsidiaries calculated on a modified statutory solvency basis as follows:


                                                 2002       2001
                                                 GBPm       GBPm
Long-term assurance business attributable
 to the shareholder - embedded value basis      6,228      6,366
Value of in-force business                    (2,904)    (2,738)
                                                3,324      3,628
Other differences:
- deferred acquisition costs                      430        385
- tax adjustment                                  205        150
- other adjustments                              (30)       (40)

Net tangible assets of life operations
- modified statutory solvency basis             3,929      4,123



30     Assets and liabilities denominated in
        foreign currencies                        2002      2001*
                                                  GBPm       GBPm
Assets     : denominated in sterling           142,661    132,812
           : denominated in other currencies    64,757     56,592
                                               207,418    189,404
Liabilities: denominated in sterling           142,641    132,915
           : denominated in other currencies    64,777     56,489
                                               207,418    189,404

*     restated (see note 1)

Assets and liabilities exclude long-term assurance assets attributable to policyholders and liabilities to policyholders.


31     Deposits by banks                          2002      2001
                                                  GBPm      GBPm
  Repayable on demand                            8,500     6,634

  Other deposits by banks with agreed maturity dates or periods of notice by residual maturity repayable:

  3 months or less                              14,692    14,227
  1 year or less but over 3 months               1,634     2,529
  5 years or less but over 1 year                  487       751
  Over 5 years                                     130       169
                                                25,443    24,310

The breakdown of deposits by banks between the domestic and international offices of the Group is set out below:



                                                  2002      2001
                                                  GBPm      GBPm
  Domestic
  Non-interest bearing                             166       601
  Interest bearing                              19,411    18,535
                                                19,577    19,136
  International
  Non-interest bearing                              82        80
  Interest bearing                               5,784     5,094
                                                 5,866     5,174
  Total                                         25,443    24,310




  32     Customer accounts                        2002       2001
                                                  GBPm       GBPm
  Repayable on demand                           87,918     80,635

  Other customer accounts with agreed maturity dates or periods of notice by residual maturity repayable:

  3 months or less                              19,047     19,902
  1 year or less but over 3 months               3,099      2,889
  5 years or less but over 1 year                4,140      3,369
  Over 5 years                                   2,130      2,321
                                               116,334    109,116

The breakdown of customer accounts between the domestic and international offices of the Group is set out below:

                                                  2002       2001
                                                  GBPm       GBPm
  Domestic
  Non-interest bearing                           2,381      6,875
  Interest bearing                             103,870     92,919
                                               106,251     99,794
  International
  Non-interest bearing                             759        758
  Interest bearing                               9,324      8,564
                                                10,083      9,322
  Total                                        116,334    109,116




33     Debt securities in issue                                         2002      2001
                                                                        GBPm      GBPm
       Bonds and medium-term notes by residual maturity repayable:
       1 year or less                                                    437       589
       2 years or less but over 1 year                                   443       178
       5 years or less but over 2 years                                  746       405
       Over 5 years                                                    1,659       928
                                                                       3,285     2,100
       Other debt securities by residual maturity repayable:
       3 months or less                                               19,525    17,070
       1 year or less but over 3 months                                7,174     4,931
       5 years or less but over 1 year                                    30       104
       Over 5 years                                                      241       215
                                                                      26,970    22,320
                                                                      30,255    24,420

Debt securities in issue include  certificates  of deposit of GBP21,246  million
(2001:  GBP17,060  million)  and  commercial  paper of GBP3,109  million  (2001:
GBP1,966 million). An amount of GBP2,364 million (2001: GBP996 million) relating to debt securities issued under the Group's Euro Medium Term Note programme is included in these figures.


34     Other liabilities                                                          2002     2001
                                                                                  GBPm     GBPm

       Balances arising from derivatives used for trading purposes (note 45a)    4,462    2,288
       Balances arising from derivatives used for hedging purposes                 611      475
       Current tax                                                                 528      598
       Dividends                                                                 1,311    1,306
       Settlement balances                                                          49      542
       Other liabilities                                                         1,328    1,464
                                                                                 8,289    6,673


35     Accruals and deferred income                                               2002     2001
                                                                                  GBPm     GBPm
       Interest payable                                                          1,385    1,310
       Other creditors and accruals                                              2,311    2,253
                                                                                 3,696    3,563




36     Deferred tax                                                               2002    2001*
                                                                                  GBPm     GBPm
       Short-term timing differences                                             (353)    (271)
       Accelerated depreciation allowances                                       1,670    1,682
                                                                                 1,317    1,411

                                                                                  GBPm
       At 1 January 2002 - as previously reported                                1,719
       Prior year adjustment (note 1)                                            (308)
       At 1 January 2002 -restated                                               1,411
       Exchange and other adjustments                                               25
       Adjustments on acquisition                                                 (13)
       Tax provided                                                              (106)
       At 31 December 2002                                                       1,317

*restated (note 1)


Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into. Deferred tax balances have not been discounted.

The deferred tax balance at 31 December 2002 does not include any amounts in respect of the Group's post-retirement benefit liability which is shown on the balance sheet after deduction of a deferred tax asset of GBP854 million (2001: a net post-retirement benefit asset of GBP281 million after deduction of a deferred tax liability of GBP152 million) (note 43).




37     Other provisions for liabilities and charges


                                                                                 Post-                Vacant
                                                   Pension     Insurance    retirement             leasehold
                                               obligations    provisions    healthcare    property and other    Total
                                                      GBPm          GBPm          GBPm                  GBPm     GBPm

  At 1 January 2002 - as previously reported            34           204            75                    88      401
  Prior year adjustment (note 1)                      (34)             -          (75)                     -    (109)
  At 1 January 2002 - restated                           -           204             -                    88      292
  Exchange and other adjustments                         -           (2)             -                     -      (2)
  Provisions applied                                     -         (210)             -                  (40)    (250)
  Charge for the year                                    -           233             -                    88      321
  At 31 December 2002                                    -           225             -                   136      361


Insurance provisions

The Group's general insurance subsidiary maintains provisions for outstanding claims which represent the ultimate cost of settling all claims arising from events which have occurred up to the balance sheet date and these include provisions for the cost of claims notified but not settled and for claims incurred but not yet reported. In addition, in line with the requirements of the Insurance Companies (Reserves) Act 1995, claims equalisation provisions are maintained in relation to property, credit and suretyship business. The majority of provisions in respect of claims will be settled in the following year, although new provisions will then be required in respect of claims arising from that year. The level of the claims equalisation provision will be adjusted annually, taking into account the guidelines contained in the legislation, and such provisions will be held for as long as the Group continues to write the relevant types of general insurance business.

The Group also carries provisions in respect of its obligations relating to UIC Insurance Company Limited ("UIC"), which is partly owned by the Group. The Group has indemnified a third party against losses in the event that UIC does not honour its obligations under a re-insurance contract, which is subject to asbestosis and pollution claims in the US. The ultimate exposure to claims in respect of the insurance business of UIC is uncertain. Accordingly, the provision has been based upon an actuarial estimate of prospective claims, taking account of re-insurance arrangements protecting UIC and UIC's available assets. Given the long-term nature of many of the claims to which UIC is exposed, it is expected to be many years before the Group's ultimate liability can be assessed with certainty.

Vacant leasehold property and other

Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income and the possibility of disposing of the Group's interest in the lease, taking into account conditions in the property market. These provisions are reassessed on an annual basis and will normally run off over the remaining life of the leases concerned, currently averaging five years; where a property is disposed of earlier than anticipated, any remaining balance in the provision relating to that property is released.

38     Subordinated liabilities

                                                                                                    2002    2001*
                                                                                          Notes     GBPm     GBPm
        Undated loan capital (see below)                                                           5,496    4,102
        Dated loan capital (see below)                                                             4,672    4,006
        Total subordinated liabilities                                                            10,168    8,108
        ** Undated loan capital:
        Primary Capital Undated Floating Rate Notes:                                          a
              Series 1 (US$750 million)                                                              466      516
              Series 2 (US$500 million)                                                              311      344
              Series 3 (US$600 million)                                                              373      412
        11 3/4% Perpetual Subordinated Bonds                                                         100      100
        6.625% Perpetual Capital Securities (Euro750 million)                                 b      482      451
        6.90% Perpetual Capital Securities callable 2007 (US$1,000 million)                c, j      610        -
        5 5/8% Undated Subordinated Step-up Notes callable 2009 (Euro1,250 million)           g      807      757
        Undated Step-up Floating Rate Notes callable 2009 (Euro150 million)                   a       97       91
        6 5/8% Undated Subordinated Step-up Notes callable 2010                               e      406      406
        6.35% Step-up Perpetual Capital Securities callable 2013 (Euro500million)       d, g, j      322        -
        5.57% Undated Subordinated Step-up Coupon Notes callable 2015 (Y20,000 million)       h      104      105
        6 1/2% Undated Subordinated Step-up Notes callable 2019                               e      267      266
        8% Undated Subordinated Step-up Notes callable 2023                                   e      199      199
        6 1/2% Undated Subordinated Step-up Notes callable 2029                               e      455      455
        6% Undated Subordinated Step-up Guaranteed Bonds callable 2032                     e, j      497        -
                                                                                                   5,496    4,102
        Dated loan capital:
        Eurocurrency Zero Coupon Bonds 2003 (Y3,045 million)                                          14       15
        Subordinated Fixed Rate Bonds 2003 (NZ$151 million)                                   f       48       43
        Subordinated Floating Rate Notes 2004                                                 a       10       15
        7 3/8% Subordinated Bonds 2004                                                               400      399
        Subordinated Floating Rate Notes 2004                                              a, i      100      100
        8 1/2% Subordinated Bonds 2006                                                               249      249
        7 3/4% Subordinated Bonds 2007                                                               299      299
        Subordinated Fixed Rate Bonds 2007 (NZ$150 million)                                   f        -       43
        5 1/4% Subordinated Notes 2008 (DM 750 million)                                              249      234
        10 5/8% Guaranteed Subordinated Loan Stock 2008                                              100      100
        9 1/2% Subordinated Bonds 2009                                                                99       99
        Subordinated Step-up Floating Rate Notes 2009 callable 2004 (US$500 million)          a      310      343
        Subordinated Fixed Rate Bonds 2010 (NZ$100 million)                                   f       33       29
        6 1/4% Subordinated Notes 2010 (Euro400 million)                                             259      244
        Subordinated Floating Rate Notes 2010 (US$400 million)                                a      248      274
        12% Guaranteed Subordinated Bonds 2011                                                       100      100
        9 1/8% Subordinated Bonds 2011                                                               149      149
        4 3/4% Subordinated Notes 2011 (Euro850 million)                                             532      498
        Subordinated Fixed Rate Bonds 2011 (NZ $100 million)                                  f       33       28
        Subordinated Fixed Rate Bonds 2012 (NZ $125 million)                               f, j       41        -
        Subordinated Fixed Rate Bonds 2012 (NZ $125 million)                               f, j       41        -
        5 7/8% Subordinated Guaranteed Bonds 2014 (Euro750 million)                           j      461        -
        5 7/8% Subordinated Notes 2014                                                        j      148        -
        6 5/8% Subordinated Notes 2015                                                               344      343
        Subordinated Floating Rate Notes 2020 (Euro100 million)                               a       65       61
        9 5/8% Subordinated Bonds 2023                                                               340      341
                                                                                                   4,672    4,006


* restated (see note 1)

These liabilities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer.

** In certain circumstances, these notes and bonds would acquire the characteristics of preference share capital.

a These notes bear interest at rates fixed periodically in advance based on London Interbank rates.

b In certain circumstances the interest payments on these securities can be deferred although in this case neither Lloyds TSB Bank plc nor Lloyds TSB Group plc can declare or pay a dividend until any deferred payments have been made. In the event of a winding up of Lloyds TSB Bank plc, these securities will acquire the characteristics of preference shares. The securities can be redeemed at par at the option of Lloyds TSB Bank plc on or after 25 October 2006.

c In certain circumstances the interest payments on these securities can be deferred although in this case neither Lloyds TSB Bank plc nor Lloyds TSB Group plc can declare or pay a dividend until payments are resumed. Any deferred payments will be made good on redemption of the securities. In the event of a winding up of Lloyds TSB Bank plc, these securities will acquire the characteristics of preference shares. The securities can be redeemed at par at the option of Lloyds TSB Bank plc on or after 22 November 2007.

d In certain circumstances the interest payments on these securities can be deferred although in this case neither Lloyds TSB Bank plc nor Lloyds TSB Group plc can declare or pay a dividend until any deferred payments have been made. In the event of a winding up of Lloyds TSB Bank plc, these securities will acquire the characteristics of preference shares. The securities can be redeemed at par at the option of Lloyds TSB Bank plc on or after 25 February 2013.

e At the callable date the coupon on these Notes will be reset by reference to the applicable five year benchmark gilt rate.

f These bonds bear interest, to be reset 5 years before redemption date, at a fixed margin over New Zealand Government stocks.

g In the event that these Notes are not redeemed at the callable date, the coupon will be reset to a floating rate.

h In the event that these Notes are not redeemed at the callable date, the coupon will be reset to a fixed margin over the then 5 year Yen swap rate.

i Exchangeable at the election of the Group for further subordinated floating rate notes.

j   Issued during 2002 primarily to finance the general business of the Group.

Dated subordinated liabilities are repayable as follows:
                                                                     Group
                                                                 2002     2001
                                                                 GBPm     GBPm

1 year or less                                                     67        5
2 years or less but over 1 year                                   505       63
5 years or less but over 2 years                                  548      753
Over 5 years                                                    3,552    3,185
                                                                4,672    4,006


39   Non-equity minority interests


Non-equity minority interests comprise:                                                           2002    2001*
                                                                                                  GBPm     GBPm

Euro Step-up Non-Voting Non-Cumulative Preferred Securities callable 2012 (Euro430 million) **     278      261
Sterling Step-up Non-Voting Non-Cumulative Preferred Securities callable 2015 +                    248      248
Capital instruments                                                                                526      509
European Financial Institution Investments Partnership ^                                           123        -
LM ABS Investment Partnership #                                                                     45        -
                                                                                                   694      509
* restated (see note 1)

** These securities constitute limited partnership interests in Lloyds TSB Capital 1 L.P., a Jersey limited partnership in which Lloyds TSB (General Partner) Limited, a wholly owned subsidiary, is the general partner. Non-cumulative income distributions accrue at a fixed rate of 7.375 per cent per annum up to 7 February 2012; thereafter they will accrue at a rate of 2.33 per cent above EURIBOR, to be set annually.

+ These securities constitute limited partnership interests in Lloyds TSB Capital 2 L.P., a Jersey limited partnership in which Lloyds TSB (General Partner) Limited, a wholly owned subsidiary, is the general partner. Non-cumulative income distributions accrue at a fixed rate of 7.834 per cent per annum up to 7 February 2015; thereafter they will accrue at a rate of 3.50 per cent above a rate based on the yield of specified UK government stock.

Both of the above issues were made under the limited subordinated guarantee of Lloyds TSB Bank plc. In certain circumstances these preferred securities will be mandatorily exchanged for preference shares in Lloyds TSB Group plc. Lloyds TSB Group plc has entered into an agreement whereby dividends may only be paid on its ordinary shares if sufficient distributable profits are available for distributions due in the financial year on these preferred securities.

^ These securities constitute interests in European Financial Institution Investments Partnership, an English law general partnership in which the principal partner is Langbourn Holdings Limited, a wholly owned subsidiary of the Group. The minority interests are entitled to 90 per cent of the partnership's profits. In the event of a winding-up, at least 90 per cent of the capital of the partnership would be returned to Langbourn Holdings Limited.

# These securities constitute interests in LM ABS Investment Partnership, an English law general partnership in which the principal partner is Lime Street Holdings Limited, a wholly owned subsidiary of the Group. The minority interests are entitled to 95 per cent of the partnership's profits. In the event of a winding-up, at least 85 per cent of the capital of the partnership would be returned to Lime Street Holdings Limited.



40     Called-up share capital                            2002     2001    2000
                                                          GBPm     GBPm    GBPm
Authorised:
Sterling
6,911 million Ordinary shares of 25p each                1,728    1,728   1,728
79 million Limited voting ordinary shares of 25p each       20       20      20
175 million Preference shares of 25p each                   44       44      44
                                                         1,792    1,792   1,792

US dollars                                                US$m     US$m    US$m
160 million Preference shares of US25 cents each            40       40      40

Euro                                                     Eurom    Eurom   Eurom
160 million Preference shares of Euro25 cents each          40       40      40

Japanese yen                                                Ym       Ym      Ym
50 million Preference shares of Y25 each                 1,250    1,250   1,250




Issued and fully paid:                                    2002     2001    2000
                                                          GBPm     GBPm    GBPm
Ordinary shares of 25p each
At 1 January                                             1,391    1,376   1,369
Issued to the QUEST (note 27)                                5       12       7
Issued under employee share schemes                          -        3       -
At 31 December                                           1,396    1,391   1,376

Limited voting ordinary shares of 25p each
At 1 January and 31 December                                20       20      20

Total                                                    1,416    1,411   1,396
Number of shares in issue (millions):
Ordinary shares at 25p each                              5,583    5,564   5,507
Limited voting ordinary shares at 25p each                  79       79      79

The limited voting ordinary shares are held by the Lloyds TSB Foundations. These shares carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of winding up. These shares do not have any right to vote at general meetings other than on resolutions concerning acquisitions or disposals of such importance that they require shareholder consent, or for the winding up of the Company, or for a variation in the class rights of the limited voting ordinary shares.

Lloyds TSB Group plc has entered into deeds of covenant with the Lloyds TSB Foundations, under the terms of which the Company makes annual donations to the foundations equal, in total, to 1 per cent of the Group's pre-tax profits (after certain adjustments) averaged over three years. The deeds of covenant can be cancelled by the Company at nine years' notice.

At 31 December 2002, options to acquire 126 million Lloyds TSB Group ordinary shares of 25p each were outstanding under the executive share option schemes, the share retention plan, and the staff sharesave share option schemes exercisable up to 2012. These include the option, described on page 81, to acquire 216,763 shares under the share retention plan: otherwise the options are exercisable at prices ranging from 160p to 888p per share.


41      Reserves                                                               2002       2001      2000
                                                                               GBPm       GBPm      GBPm
Share premium account:
At 1 January                                                                    959        595       404
Premium arising on issue of shares                                              134        364       191
At 31 December                                                                1,093        959       595

Merger reserve:
At 1 January and 31 December                                                    343        343       343

Profit and loss account:
At 1 January - as previously reported                                         7,643      9,567     6,693
Prior year adjustment (note 1)                                                   -           -     2,931
At 1 January - restated                                                       7,643      9,567     9,624
Exchange and other adjustments                                                   (3)       (86)      (11)
Actuarial losses recognised in post-retirement benefit schemes (note 43)     (2,331)    (2,010)   (1,002)
Charge in respect of the QUEST (note 26)                                        (62)      (185)     (124)
Goodwill written back on sale and closure of businesses                           -          -       109
(Loss) profit for the year                                                     (127)       357       971
At 31 December                                                                5,120      7,643     9,567



The profit and loss account reserves at 31 December 2002 include GBP1,310 million (2001: GBP1,222 million; 2000: GBP1,238 million) not presently available for distribution representing the Group's share of the value of long-term assurance business in force and the surplus retained within the long-term assurance funds. The profit and loss account reserves at 31 December 2002 are stated after including a deficit of GBP2,077 million relating to the Group's post-retirement defined benefit schemes (2001: surplus of GBP281 million; 2000: surplus of GBP2,305 million).

The cumulative amount of premiums on acquisitions written off against reserves during previous years amounts to GBP2,271 million of which GBP1,823 million was within the last 10 years.

The accumulated foreign exchange translation adjustment as at 31 December 2002 reduced reserves by GBP262 million (2001: GBP259 million; 2000: GBP173 million).


42     Related party transactions

a     Transactions, arrangements and agreements involving directors and others

At 31 December 2002, transactions, arrangements and agreements entered into by the Group's banking subsidiaries with directors and connected persons and with officers included:



                                                                 2002     2002           2001      2001
                                                            Number of     Total     Number of     Total
                                                              persons    GBP000       persons    GBP000
Loans and credit card transactions:
Directors and connected persons                                     4     3,334             7     1,343
Officers                                                           31     3,930            28     4,113


During the year three officers purchased cars from the Group for a total consideration of GBP37,000.

b     Group undertakings

Details of the principal group undertakings are given in note 20. In accordance with FRS 8, transactions or balances with group entities that have been eliminated on consolidation are not reported.

c     Joint ventures

Details of the Group's joint ventures are provided in note 19. Information relating to transactions entered into between Group undertakings and the joint ventures and details of outstanding balances at 31 December 2002 are also shown in note 19.

d     Long-term assurance business

The Group enters into certain transactions with its long-term assurance businesses, which cannot be eliminated in the consolidated accounts because of the basis of accounting used for the Group's long-term assurance businesses. After taking into account legally enforceable netting agreements, at 31 December 2002 Group entities owed GBP1,372 million (2001: GBP1,186 million) and were owed GBP145 million (2001: GBP299 million); these amounts are included in customer accounts and loans and advances to customers respectively. In addition, fees of GBP76 million (2001: GBP62 million; 2000: GBP68 million) were received, and fees of GBP35 million (2001: GBP28 million; 2000: GBP29 million) were paid, in respect of asset management services.

Certain administrative properties used by Scottish Widows are owned by the long-term assurance funds. During 2002 Scottish Widows paid rent to the long-term assurance funds amounting to GBP5 million (2001: GBP4 million; 2000:
GBP3 million). In addition, at 31 December 2002, the long-term assurance funds owned 31 million ordinary shares in the Company (2001: 31 million shares).

e     Pension funds

Group entities provide a number of banking and other services to the Group's pension funds, which are conducted on similar terms to third party transactions. At 31 December 2002, the Group's pension funds had call deposits with Lloyds TSB Bank plc amounting to GBP89 million (2001: GBP572 million).


43    Pensions and other post-retirement benefits

The pension costs included in administrative expenses are comprised as follows:



                                                          2002    2001   2000
                                                          GBPm    GBPm   GBPm
Defined contribution schemes                                25      18     16
Defined benefit schemes                                    293     329    209
                                                           318     347    225

The majority of the Group's employees are members of the defined benefit sections of Lloyds TSB Group Pension Schemes No's 1 and 2. During the years ended 31 December 2000, 2001 and 2002, the Group made no contributions to these schemes. Since the defined benefit sections of these schemes are now closed to new members and the age profile of the active members is increasing, under the projected unit method, the current service cost will increase as the members of the schemes approach retirement.

The latest full valuations of the schemes were carried out as at 30 June 2002; these have been updated to 31 December 2002 by qualified independent actuaries. The last full valuations of other group schemes were carried out on a number of different dates; these have been updated to 31 December 2002 by qualified independent actuaries or, in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows.

The principal assumptions used in the scheme valuations were as follows:

                                                                                31                  31
                                                                          December            December
                                                                              2002                2001
                                                                                 %                   %

Rate of inflation                                                             2.30                2.50
Rate of salary increases                                                      3.83                4.04
Rate of increase for pensions in payment and deferred pensions                2.30                2.50
Discount rate                                                                 5.60                6.00


In addition, the Group operates a number of schemes which provide post-retirement healthcare benefits to certain employees, retired employees and their dependent relatives. The principal scheme relates to former Lloyds Bank staff and under this scheme the Group has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependents) who retired prior to 1 January 1996. For retirements subsequent to this date, the Group will meet a reducing proportion of the cost until 31 December 2004, after which date the only obligation will be in respect of the pre 1 January 1996 retirements.

Included  within other finance income is an interest cost of GBP4 million (2001:
GBP3  million;   2000:  GBP3  million)  in  respect  of  these  defined  benefit post-retirement healthcare schemes.

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2000; this valuation has been updated to 31 December 2002 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 4.86 per cent.

The assets of the Group's defined benefit schemes and the expected rates of return are summarised as follows:


                                                               Expected                              Expected long-
                                                         long-term rate                                term rate of
                                  Fair value at         of return at 31           Fair value at        return at 31
                                    31 December                December             31 December            December
                                           2002                    2002                    2001                2001
                                           GBPm                       %                    GBPm                   %
Market values of scheme assets:
Equities                                  7,175                    8.4                   7,779                  8.0
Fixed interest securities                   557                    4.5                   1,835                  5.1
Property                                    791                    6.9                     798                  7.1
Other                                       560                    5.4                     714                  4.1
Total fair value of scheme assets         9,083                                         11,126


Other finance income is comprised of:

                                                                             2002       2001      2000
                                                                             GBPm       GBPm      GBPm
Expected return on scheme assets                                              817        844       931
Interest cost of scheme liabilities                                          (652)      (537)     (507)
                                                                              165        307       424

The pension and other post-retirement benefit cost in respect of defined benefit schemes is comprised of:


                                                                             2002       2001      2000
                                                                             GBPm       GBPm      GBPm
Current service cost                                                          244        212       209
Past service costs                                                             49        117         -
Defined benefit costs                                                         293        329       209


The amounts recognised in the statement of total recognised gains and losses are comprised of:

                                                                                  2002       2001      2000
                                                                                  GBPm       GBPm      GBPm
Actual return less expected return on scheme assets                             (2,582)    (2,015)   (1,138)
Experience gains and losses arising on scheme liabilities                         (240)       (71)     (314)
Effect of changes in demographic and financial assumptions                        (477)      (787)        -
Actuarial losses recognised                                                     (3,299)    (2,873)   (1,452)
Deferred tax thereon                                                               968        863       450
Amount recognised in the statement of total recognised gains and losses         (2,331)    (2,010)    1,002

The experience gains and losses recognised can also be interpreted as follows:


                                                                                  2002       2001      2000
                                                                                  GBPm       GBPm      GBPm
Actual return less expected return on scheme assets
Amount                                                                          (2,582)    (2,015)   (1,138)
Percentage of scheme assets at balance sheet date                                 28.4%      18.1%      9.1%

Experience gains and losses arising on scheme liabilities
Amount                                                                            (240)       (71)     (314)
Percentage of scheme liabilities at balance sheet date                             2.0%       0.7%      3.4%

Total amount recognised in the statement of total recognised gains and losses
Amount                                                                          (3,299)    (2,873)   (1,452)
Percentage of scheme liabilities at balance sheet date                            27.5%      26.9%     15.9%

The amounts reported on the Group's balance sheet are comprised as follows:


                                                                                  2002       2001
                                                                                  GBPm       GBPm
Market value of assets                                                           9,083     11,126
Present value of scheme liabilities                                            (12,014)   (10,693)
(Deficit) surplus in the schemes                                                (2,931)       433
Related deferred tax asset (liability)                                             854       (152)
Net post-retirement benefit (liability) asset                                   (2,077)       281

Disclosed in the accounts as follows:
Post-retirement benefit asset                                                        -        356
Post-retirement liability                                                       (2,077)       (75)
                                                                                (2,077)       281


The movements in the (deficit) surplus in the schemes over the year have been as follows:

                                                                                  2002       2001
                                                                                  GBPm       GBPm
Surplus at beginning of year                                                       433      3,325
Exchange and other adjustments                                                      26          -
Other finance income                                                               165        307
Current service costs                                                             (244)      (212)
Contributions                                                                       37          3
Past service costs                                                                 (49)      (117)
Actuarial loss                                                                  (3,299)    (2,873)
(Deficit) surplus at end of year                                                (2,931)       433


44    Contingent liabilities and commitments

a     Contingent liabilities and commitments arising out of banking transactions

Acceptances and endorsements arise where the Lloyds TSB Group agrees to guarantee payment on a negotiable instrument drawn up by a customer.

Guarantees include those given on behalf of a customer to stand behind the current obligations of the customer and to carry out those obligations should the customer fail to do so.

Other items serving as direct credit substitutes include standby letters of credit, or other irrevocable obligations, serving as financial guarantees where the Lloyds TSB Group has an irrevocable obligation to pay a third party beneficiary if the customer fails to repay an outstanding commitment; they also include acceptances drawn under letters of credit or similar facilities where the acceptor does not have specific title to an identifiable underlying shipment of goods.

Performance bonds and other transaction related contingencies (which include bid or tender bonds, advance payment guarantees, VAT Customs & Excise bonds and standby letters of credit relating to a particular contract or non-financial transaction) are undertakings where the requirement to make payment under the guarantee depends on the outcome of a future event.

Where guarantees are issued on behalf of customers, Lloyds TSB Group usually holds collateral against the exposure or has a right of recourse to the customer.

Lloyds TSB Group's maximum exposure to loss is represented by the contractual nominal amount detailed in the table below. Consideration has not been taken of any possible recoveries from customers for payments made in respect of such guarantees under recourse provisions or from collateral held or pledged.

A maturity analysis of all commitments and contingencies is give on page 68 of the 'Operating and Financial Review and Prospects'.


                                                                                               2002      2001
                                                                                               GBPm      GBPm
Contingent liabilities:
Acceptances and endorsements                                                                  1,879     2,243
Guarantees                                                                                    5,927     3,789
Other:
Other items serving as direct credit substitutes                                              1,103       460
Performance bonds and other transaction-related contingencies                                 1,436     1,469
Other contingent liabilities                                                                      1         2
                                                                                              2,540     1,931
                                                                                             10,346     7,963
Commitments:
Documentary credits and other short-term trade-related transactions                             289       354
Forward asset purchases and forward deposits placed                                             394       783
Undrawn note issuing and revolving underwriting facilities                                       32        35
Undrawn formal standby facilities, credit lines and other commitments to lend:
      Less than 1 year maturity                                                              49,417    42,594
      1 year or over maturity                                                                14,372     9,576
                                                                                             64,504    53,342

b Contingent liabilities arising out of past sales of savings and investment products

In common with other companies providing savings and investment products to retail consumers, matters arise from time to time as a result of customer complaints or investigations by the regulator requiring remedial action to be taken, which may include the payment of compensation.

One such matter relates to the sale of life assurance products related to the repayment of residential mortgages. Falling investment returns have led to increased concern that the value of some of these policies will be less than the amount required to repay the mortgage. Certain customers have complained that this risk was not properly explained to them at the time of sale. Following a review of past sales made by Abbey Life a provision of GBP165 million has been made for the estimated cost of redress (note 29e).

Other complaints, including those related to the sale of life assurance products, are dealt with on a case by case basis and where appropriate compensation is paid. Provision has been made, based upon the level of complaints for the estimated cost of redress which is not significant. If the position changes, further provisions may be required.

b Contingent liabilities arising out of past sales of savings and investment products (continued)

Concerns have also been expressed over the appropriateness of certain sales of stockmarket related savings products. In this regard the Group is carrying out, in conjunction with the regulator, an investigation into the sales of the Extra Income & Growth Plan. This investigation is expected to be completed during 2003 when the Group will be in a position to estimate the financial effect.


45    Derivatives and other financial instruments

Information about the Group's use of financial instruments and management of the associated risks is given on pages 60 to 63.

a    Derivatives

Derivatives are used to meet the financial needs of customers, as part of the Group's trading activities and to reduce its own exposure to fluctuations in interest and exchange rates. The principal derivatives used by the Group are interest rate and exchange rate contracts; particular attention is paid to the liquidity of the markets and products in which the Group trades to ensure that there are no undue concentrations of activity and risk.

Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date.

Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

Equity derivatives are also used by the Group as part of its equity based retail product activity to eliminate the Group's exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities in the form of published indices on or before a specified future date.

Derivatives contracts expose the Group to both market risk and credit risk. Only a few highly specialist trading centres within the Group are permitted to enter into derivative contracts and the level of exposure to interest rate and exchange rate movements and other market variables is strictly controlled and monitored within approved limits.

Unlike on-balance sheet instruments the principal amount of the contract does not represent the Group's real exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group, should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure.

a     Derivatives (continued)

Trading
The notional principal amounts and fair values (which, after netting, are the carrying values) of trading instruments entered into with third parties were as follows:

31 December 2002                                                   Notional             Fair values
                                                                  principal
                                                                     amount        Assets    Liabilities
                                                                      GBPm           GBPm           GBPm
Exchange rate contracts:
Spot, forwards and futures                                          94,250          2,064          2,735
Currency swaps                                                       8,556            232            304
Options purchased                                                    4,468             87              8
Options written                                                      4,303              -            103
                                                                   111,577          2,383          3,150
Interest rate contracts:
Interest rate swaps                                                258,523          5,473          5,808
Forward rate agreements                                             41,768             35             37
Options purchased                                                    8,248            105              -
Options written                                                      4,899              -            152
Futures                                                             18,963              -              -
                                                                   332,401          5,613          5,997
Equity contracts                                                     5,662            608            491
Effect of netting                                                                 (5,176)        (5,176)
Balances arising from off-balance sheet financial instruments                       3,428          4,462



31 December 2001                                                  Notional              Fair values
                                                                 principal
                                                                    amount        Assets   Liabilities
                                                                      GBPm          GBPm          GBPm
Exchange rate contracts:
Spot, forwards and futures                                          95,895         1,035         1,038
Currency swaps                                                       6,737           223           152
Options purchased                                                    3,825            11             -
Options written                                                      3,492             -             9
                                                                   109,949         1,269         1,199
Interest rate contracts:
Interest rate swaps                                                286,617         4,085         4,535
Forward rate agreements                                             54,171            78            84
Options purchased                                                    8,887            73             -
Options written                                                      3,993             -            58
Futures                                                             35,112             -             -
                                                                   388,780         4,236         4,677
Equity contracts                                                     4,580           428           255
Effect of netting                                                                 (3,843)       (3,843)
Balances arising from off-balance sheet financial instruments                      2,090         2,288


a     Derivatives (continued)

Non-trading
Through intra company and intra group transactions, Group companies establish non-trading derivatives positions with the Group's independent trading operations, which then enter into similar positions with third parties. The notional principal amounts and fair values of non-trading instruments entered into with third parties were as follows:

                                                                  Notional           Fair values
                                                                 principal
                                                                    amount      Positive     Negative
31 December 2002                                                      GBPm          GBPm         GBPm

Exchange rate contracts:
Spot, forwards and futures                                             146          16              4
Currency swaps                                                          59           4              1
                                                                       205          20              5
Interest rate contracts:
Interest rate swaps                                                 17,261         129            223
Forward rate agreements                                              1,279           2              2
Options written                                                         41           -              1
                                                                    18,581         131            226
Effect of netting                                                                  (36)           (36)
                                                                                   115            195

                                                                  Notional           Fair values
                                                                 principal
                                                                    amount    Positive       Negative
31 December 2001                                                      GBPm        GBPm           GBPm

Exchange rate contracts:
Spot, forwards and futures                                             146           3              1
Currency swaps                                                          70           9              1
                                                                       216          12              2
Interest rate contracts:
Interest rate swaps                                                  2,919         164             68
Forward rate agreements                                                 62           -              -
                                                                     2,981         164             68
Effect of netting                                                                  (39)           (39)
                                                                                   137             31

The aggregate carrying value of non-trading derivatives with a positive fair value was an asset of GBP54 million (2001: an asset of GBP18 million) and with a negative fair value was an asset of GBP9 million (2001: an asset of GBP1 million).

a     Derivatives (continued)

The maturity of the notional principal amounts and replacement cost of both trading and non-trading instruments entered into with third parties was:


                                                           Under       1 to 5      Over 5
                                                          1 year        years       years        Total
                                                            GBPm         GBPm        GBPm         GBPm
31 December 2002
Exchange rate contracts:
Notional principal amount                                102,559        6,888       2,335      111,782
Replacement cost                                           2,209          108          86        2,403

Interest rate contracts:
Notional principal amount                                150,883      149,381      50,718      350,982
Replacement cost                                             850        2,682       2,212        5,744

Equity contracts:
Notional principal amount                                  1,130        3,714         818        5,662
Replacement cost                                               3          531          74          608

Total:
Notional principal amount                                254,572      159,983      53,871      468,426
Replacement cost                                           3,062        3,321       2,372        8,755

31 December 2001
Exchange rate contracts:
Notional principal amount                                102,130        6,260       1,775      110,165
Replacement cost                                           1,087          152          42        1,281

Interest rate contracts:
Notional principal amount                                187,570      155,079      49,112      391,761
Replacement cost                                           1,300        1,796       1,304        4,400

Equity contracts:
Notional principal amount                                    738        3,394         448        4,580
Replacement cost                                              75          330          23          428

Total:
Notional principal amount                                290,438      164,733      51,335      506,506
Replacement cost                                           2,462        2,278       1,369        6,109


The notional principal amount does not represent the Group's real exposure to credit risk, which is limited to the current cost of replacing contracts at current market rates should the counterparties default.

Net replacement cost represents the total positive fair value of all derivative contracts at the balance sheet date, after allowing for the offset of all negative fair values where the Group has a legal right of set-off with the counterparty concerned.

An analysis of the net replacement cost of both trading and non-trading instruments entered into with third parties by counterparty type is set out below; the Group's exposure is further reduced by qualifying collateral held.


                                                                                     2002         2001
                                                                                     GBPm         GBPm
OECD banks                                                                          1,939        1,425
Other                                                                               1,604          802
Net replacement cost                                                                3,543        2,227
Qualifying collateral held                                                           (521)        (339)
Potential credit risk exposure                                                      3,022        1,888


b     Interest rate sensitivity gap analysis for the non-trading book

The table below summarises the repricing mismatches of the Group's non-trading assets and liabilities. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date. The table does not take into account the effect of interest rate options used by the Group to hedge its exposure; details of options are given in note 45a.

                                6 months      1 year     5 years
                                 or less     or less     or less                        Non-
                   3 months     but over    but over    but over      Over          interest     Trading
                     or less    3 months    6 months      1 year    5 years          bearing        book      Total
As at 31                GBPm        GBPm        GBPm        GBPm       GBPm             GBPm        GBPm       GBPm
December 2002


Assets:

Treasury bills         1,759          23          94           1          2                -         530      2,409
and other
eligible bills

Loans and             12,363       1,362         761         775        200              666       1,402     17,529
advances to
banks

Loans and             88,349       4,997       8,233      26,787      7,210           (1,732)        630    134,474
advances to
customers

Debt securities        6,093       1,049         312       1,972      2,516              (42)     17,620     29,520
and equity
shares

Other assets             130          25          25         243         48           16,536       6,479     23,486

Total assets         108,694       7,456       9,425      29,778      9,976           15,428      26,661    207,418


Liabilities:

Deposits by           21,572         817         240         377        112              248       2,077     25,443
banks

Customer             103,996       1,318       1,193       3,829      2,008            3,140         850    116,334
accounts

Debt securities       19,169       5,526       2,002       1,212      1,224                -       1,122     30,255
in issue

Other                    353           -           6           -          -            9,136       7,020     16,515
liabilities

Subordinated           2,692       1,140          12       1,183      5,141                -           -     10,168
liabilities -
loan capital

Minority                   -           -           -           -          -            8,855         (152)    8,703
interests and
shareholders'
funds

Internal              (7,973)       (198)     (1,545)     (5,148)      (880)               -       15,744         -
funding of
trading
business

Total                139,809       8,603       1,908       1,453      7,605           21,379      26,661    207,418
liabilities

Off-balance           10,942       5,939     (10,082)     (8,830)     2,031                -           -          -
sheet items

Interest rate        (20,173)      4,792      (2,565)     19,495      4,402           (5,951)          -          -
repricing gap

Cumulative           (20,173)    (15,381)    (17,946)      1,549      5,951                -           -          -
interest rate
repricing gap




                                6 months      1 year     5 years
                                 or less     or less     or less                        Non-
                   3 months     but over    but over    but over      Over          interest    Trading
                     or less    3 months    6 months      1 year    5 years          bearing       book      Total
As at 31                GBPm        GBPm        GBPm        GBPm       GBPm             GBPm       GBPm       GBPm
December 2001*


Assets:

Treasury bills        2,709          37          26           4          6                -       1,630      4,412
and other
eligible bills

Loans and            11,311       1,621       1,076         142        289              452         333     15,224
advances to
banks

Loans and            74,361       5,252       8,798      28,497      7,108           (1,353)        272    122,935
advances to
customers

Debt securities       2,545       1,662         718       1,940      4,168               (6)     13,423     24,450
and equity
shares

Other assets            154           9           8           4         15           16,545       5,648     22,383

Total assets         91,080       8,581      10,626      30,587     11,586           15,638      21,306    189,404


Liabilities:

Deposits by          19,226       1,859         666         512         90              681       1,276     24,310
banks

Customer             92,834       1,644       1,172       3,228      2,299            7,633         306    109,116
accounts

Debt securities      16,453       3,957       1,333         600        890                -       1,187     24,420
in issue

Other                   350           -           3           -          5            6,838       5,352     12,548
liabilities

Subordinated          1,069         714           -         641      5,684                -           -      8,108
liabilities -
loan capital

Minority                  -           -           -           -          -           10,800         102     10,902
interests and
shareholders'
funds

Internal             (3,736)       (741)     (1,171)     (6,051)    (1,384)               -      13,083          -
funding of
trading
business

Total               126,196       7,433       2,003      (1,070)     7,584           25,952      21,306    189,404
liabilities

Off-balance          21,937     (10,861)     (7,509)     (2,896)      (671)               -           -          -
sheet items

Interest rate       (13,179)     (9,713)      1,114      28,761      3,331          (10,314)          -          -
repricing gap

Cumulative          (13,179)    (22,892)    (21,778)      6,983     10,314                -           -          -
interest rate
repricing gap

* restated (see note 1)
c     Fair value analysis

Financial instruments include both financial assets and financial liabilities and also derivatives. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Wherever possible, fair values have been estimated using market prices for instruments held by the Group. Where market prices are not available, fair values have been estimated using quoted values for instruments with characteristics either identical or similar to those of the instruments held by the Group. In certain cases, where no ready markets currently exist, various techniques have been developed to estimate what the approximate fair value of such instruments might be. These estimation techniques are necessarily subjective in nature and involve several assumptions.

The fair values presented in the following table are at a specific date and may be significantly different from the amounts which will be actually be paid or received on the maturity or settlement date. In many cases, the estimated fair values could not be realised immediately and accordingly do not represent the value of these financial instruments to the Group as a going concern.

Because a variety of estimation techniques are employed and significant estimates made, comparisons of fair values between financial institutions may not be meaningful. Readers of these accounts are thus advised to use caution when using this data to evaluate the Group's financial position.

Fair value information is not provided for items that do not meet the definitions of a financial instrument. These items include intangible assets, such as the value of the Group's branch network, the long-term relationships with depositors and credit card relationships, premises and equipment and shareholders' equity. These items are material and accordingly the Group believes that the fair value information presented does not represent the underlying value of the Group.

The valuation technique for each major category of financial instrument is discussed below:

Treasury bills and other eligible bills
Fair value is estimated using market prices, where available.

Loans and advances to banks and customers
The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. The carrying value of the variable rate loans and those relating to lease financing is assumed to be their fair value. For fixed rate lending, several different techniques are used to estimate fair value, as considered appropriate. For commercial and personal customers, fair value is principally estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. The fair value for corporate loans was estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans has been estimated by reference to the market rates for similar loans of maturity equal to the remaining fixed interest rate period.

Debt securities and equity shares held for investment purposes
Listed investment securities are valued at quoted mid-market prices. Unlisted securities and equity shares are valued based on discounted cash flows, market prices of similar securities and other appropriate valuation techniques.

Deposits by banks and customer accounts
The fair value of deposits repayable on demand is considered to be equal to their carrying value. The fair value for all other deposits and customer accounts was estimated using discounted cash flows applying either market rates, where applicable, or current rates for deposits of similar remaining maturities.

Debt securities in issue and subordinated liabilities
The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities and for subordinated liabilities is estimated using quoted market prices.

Financial commitments and contingent liabilities
The Group considers that, given the lack of an established market, the diversity of fee structures and the difficulty of separating the value of the instruments from the value of the overall transaction, it is not meaningful to provide an estimate of the fair value of financial commitments and contingent liabilities. These are therefore excluded from the following table.

The carrying and fair values of non-trading derivative financial instruments are disclosed in note 45a.

c     Fair value analysis (continued)

The table below shows a comparison by category of book values and fair values of the Group's on-balance sheet financial assets and liabilities.


As at 31 December 2002                               Trading book                Non-trading book
                                                     Book      Fair                Book       Fair
                                                    value     value               value      value
                                                     GBPm      GBPm                GBPm       GBPm
Assets:
Treasury bills and other eligible bills               530       530               1,879      1,878
Loans and advances to banks and customers           2,032     2,032             149,971    151,526
Debt securities and equity shares                  17,620    17,620              11,900     11,932

Liabilities:
Deposits by banks and customers                     2,927     2,927             138,850    138,428
Debt securities in issue                            1,122     1,122              29,133     29,005
Subordinated liabilities                                -         -              10,168     11,156

As at 31 December 2001*                               Trading book                Non-trading book
                                                      Book      Fair                Book       Fair
                                                     value     value               value      value
                                                      GBPm      GBPm                GBPm       GBPm
Assets:
Treasury bills and other eligible bills              1,630     1,630               2,782      2,780
Loans and advances to banks and customers              605       605             137,554    138,287
Debt securities and equity shares                   13,423    13,423              11,027     11,269
Liabilities:
Deposits by banks and customers                      1,582     1,582             131,844    131,813
Debt securities in issue                             1,187     1,187              23,233     23,266
Subordinated liabilities                                 -         -               8,108      8,544

*restated (see note 1)

The disclosures in this note cover all on-balance sheet financial instruments; fair values of all derivative instruments are disclosed in note 45a.

Fair values are determined by reference to quoted market prices or, where no market price is available, using internal models which discount expected future cashflows at prevailing interest rates.

Fair values have not been calculated for sundry debtors and creditors in the trading book.

d    Currency exposures

Structural currency exposures
The Group's main overseas operations are in New Zealand, the Americas and Europe. Details of the Group's structural foreign currency exposures are as follows:


                                                         2002     2001
Functional currency of Group operation                   GBPm     GBPm
New Zealand dollar                                        921      748
Euro                                                      304      286
US dollar                                                 363      541
Swiss franc                                               100      104
Other non-sterling                                        323      438
                                                        2,011    2,117

d     Currency exposures (continued)

Non-structural currency exposures
All foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled.

Information about the management of market risk in the Group's trading activities is given on pages 60 to 63 .

e    Unrecognised gains and losses on hedging instruments

The Group uses a variety of financial instruments to hedge exposures in its banking book; these hedges are accounted for on an accruals basis, in line with the underlying instruments being hedged. Any gains or losses that would occur if these instruments were carried at market value are therefore not recognised.

At 31 December 2002, the unrecognised gains on financial instruments used for hedging were GBP418 million (2001: GBP122 million) and unrecognised losses were GBP516 million (2001: GBP539 million).

The net losses arising in 2001 and earlier years and recognised in 2002 amounted to GBP396 million. Net losses of GBP91 million arose in 2002 but were not recognised in the year.

Of the net losses of GBP98 million at 31 December 2002, GBP109 million of net gains are expected to be recognised in the year ending 31 December 2003 and GBP207 million of net losses in later years.

f    Value at risk in trading activities

Details of value at risk in the Group's global trading activities are given on page 60.


46   Acquisitions

a) On 18 April 2002 the Group's subsidiary, Lloyds TSB Asset Finance Division Limited, completed the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance, both previously wholly owned subsidiaries of Abbey National plc operating in the UK contract hire and fleet management market; the results of these businesses have been consolidated in full from that date, the effect on the results of the Group is not material. The premium on acquisition of GBP86 million has been capitalised and will be written off to the profit and loss account over its estimated useful life of 20 years.

A summarised profit and loss account for First National Vehicle Holdings and Abbey National Vehicle Finance for the period from 1 January 2002 to 17 April 2002 is set out below:



                                                        GBPm
Net interest income                                       6
Other income                                             25
Total income                                             31
Operating expenses                                       38
Provisions for bad and doubtful debts                     1
Loss on ordinary activities before tax                   (8)
Tax                                                       2
Loss after tax for the period to 17 April 2002           (6)
Profit after tax for the year ended 31 December 2001      -

All recognised gains and losses are included in the profit and loss account.

The combined balance sheet of First National Vehicle Holdings and Abbey National Vehicle Finance at 18 April 2002 was as follows:

                                                   Book value at          Fair value       Fair value at
                                                        18 April         adjustments         acquisition
                                                            2002                GBPm                GBPm
                                                            GBPm
Loans and advances to customers                               64                   -                  64
Tangible fixed assets                                        355                  (8)                347
Other assets and prepayments                                  63                   -                  63
Deposits by banks                                           (405)                  -                (405)
Other liabilities and accruals                              (107)                 (6)               (113)
Net liabilities acquired                                     (30)                 (14)               (44)
Goodwill                                                                                              86
Consideration                                                                                         42

An initial cash payment of GBP47 million has been made, however following the preparation of the completion accounts it is believed that this should be subject to a downward adjustment of GBP5 million. Accordingly a receivable of this amount has been recognised in the Group's balance sheet. The fair value adjustments principally reflect adjustments to the carrying value of operating lease assets and related taxation. Negotiations regarding the completion of this acquisition are still ongoing and, whilst no further significant adjustments to consideration or fair value adjustments are expected, in accordance with the requirements of paragraph 27 of Financial Reporting Standard 6, it is noted that the fair value of the net assets of the acquired businesses and the goodwill arising shown above are provisional.

b) On 17 October 2002 the Group's subsidiary, Lloyds TSB Bank (No. 5) Limited, completed the purchase of the business of Accucard, a credit card technology development and marketing company. The consideration for the purchase was GBP9 million, of which GBP7 million was settled in cash and with a further GBP1 million payable in 2003 and GBP1 million payable in 2004. The premium on acquisition of GBP7 million has been capitalised and will be written off to the profit and loss account over its estimated useful life of 5 years. There were no fair value adjustments made to the assets acquired. The results of this business have been consolidated in full from the date of acquisition, the effect on the results of the Group is not material.

c) On 16 December 2002 the Group's subsidiary, Lloyds TSB Asset Finance Division Limited, completed the purchase of the business of the Dutton-Forshaw Group, a motor dealer which has a network of 38 franchised dealerships representing 14 motor vehicle manufacturers. The consideration for the purchase was GBP49 million which was settled in cash. The premium on acquisition of GBP10 million has been capitalised and will be written off to the profit and loss account over its estimated useful life of 20 years. Fair value adjustments were made to the carrying value of tangible fixed assets and in respect of certain liabilities. Negotiations regarding the completion of this acquisition are still ongoing, and whilst no further significant adjustments to consideration or fair value adjustments are expected, in accordance with the requirements of paragraph 27 of Financial Reporting Standard 6, it is noted that the goodwill arising stated above is provisional. The results of this business have been consolidated in full from the date of acquisition, the effect on the results of the Group is not material.

47    Consolidated cash flow statement

The cash flow statement reflects cash flows attributable to the banking, life and general insurance businesses. Cash flows from long-term assurance business attributable to shareholders include the surplus emerging from the life and pension businesses; 'Income from long-term assurance business' reflects the movement in the value of long-term assurance business attributable to shareholders (see note 29) as adjusted for capital injections and acquisitions, which are reflected within the 'Capital expenditure and financial investment' and 'Acquisitions and disposals' sections of the cash flow statement. Cash flows relating to the long-term assurance business attributable to policyholders are not reflected within this statement.


a    Reconciliation of operating profit to net cash inflow from operating activities        2002     2001*     2000*
                                                                                            GBPm      GBPm      GBPm
Operating profit                                                                           2,618     3,132     3,782
Increase in prepayments and accrued income                                                   (21)     (285)        -
Increase (decrease) in accruals and deferred income                                          113     (439)       830
Provisions for bad and doubtful debts                                                      1,029       747       541
Net advances written off                                                                    (675)     (691)     (580)
Insurance claims                                                                             233       174       142
Insurance claims paid                                                                       (210)     (178)     (146)
Amounts written off fixed asset investments                                                   87        60        32
Income from long-term assurance business                                                     303        29      (443)
Transfer from long-term assurance business                                                     -       155       104
Interest on subordinated liabilities (loan capital)                                          537       515       490
Interest element of finance lease rental payments                                              -         1         1
Depreciation and amortisation                                                                701       550       386
Other non-cash movements                                                                    (189)     (376)     (484)
Net cash inflow from trading activities                                                    4,526     3,394     4,655
Net increase in loans and advances                                                       (11,970)   (9,340)   (6,350)
Net increase in investments other than investment securities                              (2,494)   (5,664)     (355)
Net increase in other assets                                                                (683)     (327)     (124)
Net increase (decrease) in deposits by banks                                               1,018     7,689    (2,794)
Net increase in customer accounts                                                          6,900     7,525     7,469
Net increase in debt securities in issue                                                   5,904     6,557     4,738
Net increase in other liabilities                                                          1,511       109       185
Net decrease (increase) in items in course of collection/transmission                        147       (17)     (126)
Other non-cash movements                                                                     535         1       176
Net cash inflow from operating activities                                                  5,394     9,927     7,474



b    Analysis of cash as shown in the balance sheet                                         2002      2001      2000
                                                                                            GBPm      GBPm      GBPm
Cash and balances with central banks                                                       1,140     1,240     1,027
Loans and advances to banks repayable on demand                                            4,313     2,443     2,794
                                                                                           5,453     3,683     3,821

The Group is required to maintain balances with the Bank of England which, at 31
December 2002, amounted to GBP165 million (2001: GBP156 million; 2000: GBP142 million).



c    Analysis of changes in cash during the year                                             2002     2001      2000
                                                                                             GBPm     GBPm      GBPm
At 1 January                                                                                3,683    3,821     2,408
Net cash inflow (outflow) before adjustments for the effect of foreign exchange
movements                                                                                   1,766     (100)    1,406
Effect of foreign exchange movements                                                            4      (38)        7
At 31 December                                                                              5,453    3,683     3,821



d     Analysis of changes in financing during the year                                        Share capital (including
                                                                                           premium and merger reserve)
                                                                                           2002        2001       2000
                                                                                           GBPm        GBPm       GBPm
At 1 January                                                                              2,713       2,334      2,136
Cash inflow from financing                                                                  139         379        198
At 31 December                                                                            2,852       2,713      2,334

                                                                                          Capital securities issued by
                                                                                               subsidiary undertakings
                                                                                           2002       2001*       2000
                                                                                           GBPm        GBPm       GBPm
At 1 January                                                                                509         515          -
Effect of foreign exchange movements                                                         17          (6)         6
Cash inflow from financing                                                                    -           -        509
At 31 December                                                                              526         509        515

                                                                                                Minority investment in
                                                                                                          subsidiaries
                                                                                           2002        2001       2000
                                                                                           GBPm        GBPm       GBPm
At 1 January                                                                                  -           -          -
Cash inflow from financing                                                                  167           -          -
Retained profit                                                                               1           -          -
At 31 December                                                                              168           -          -

                                                                                          Subordinated liabilities and
                                                                                                        finance leases
                                                                                           2002       2001*       2000
                                                                                           GBPm        GBPm       GBPm
At 1 January                                                                              8,111       7,533      6,497
Effect of foreign exchange movements                                                         (5)        (13)       120
Cash inflow from financing                                                                2,065         611        897
Capital repayments                                                                           (4)        (20)        (4)
Adjustments on acquisition                                                                    2           -         23
At 31 December                                                                           10,169       8,111      7,533

e    Analysis of the net cash outflow in respect of the acquisition of group               2002        2001       2000
     undertakings                                                                          GBPm        GBPm       GBPm

Cash consideration paid (see f)                                                             103           1      5,110
Payments to former members of Scottish Widows Fund and Life Assurance Society
acquired during  2000                                                                        14         179          -
Net cash outflow                                                                            117         180      5,110



f     Acquisition of group undertakings                                                     2002       2001       2000
                                                                                            GBPm       GBPm       GBPm
Net assets acquired:
Loans and advances                                                                            66          -      2,827
Long-term assurance business                                                                   -          -      4,052
Other assets                                                                                 137         15        168
Tangible fixed assets                                                                        384          -        375
Deposits by banks, customer accounts and other liabilities                                  (590)       (13)    (3,239)
                                                                                              (3)         2      4,183
Goodwill arising on consolidation                                                            103          8      2,405
                                                                                             100         10      6,588
Satisfied by:
Amounts receivable                                                                            (5)         -          -
Issue of loan notes                                                                            -          9      1,077
Deferred consideration                                                                         2          -          -
Cash                                                                                         103          1      5,110
Payments pending settlement                                                                    -          -        401
                                                                                             100         10      6,588



g     Disposal of group undertakings and businesses                                         2002       2001       2000
                                                                                            GBPm       GBPm       GBPm
Sundry net assets disposed of                                                                  -          1          2
Goodwill written back on disposal                                                              -          -         93
                                                                                               -          1         95
Profit (loss) on sale                                                                          -         39        (12)
Cash consideration received                                                                    -         40         83

*restated (see note 1)

48    Differences between UK GAAP and US GAAP

The accounts presented in this report have been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). These differ in significant respects to the accounting principles generally accepted in the United States (US GAAP). The following is a summary of significant differences applicable to the Group.


  UK GAAP                                                   US GAAP

  Business combinations

  UK GAAP permits merger accounting for business            Following the implementation of Statement of Financial
  combinations where all of the following criteria are      Accounting Standards (SFAS) No. 141 'Business
  met: (1) no party is either portrayed as acquirer or      Combinations', which supersedes Accounting Principles
  acquired; (2) all parties participate in establishing     Board (APB) Opinion No. 16 'Business Combinations', the
  the management structure; (3) one party does not          purchase method must be used for all business
  dominate by virtue of its relative size; (4)              combinations initiated after 30 June 2001. For business
  consideration received by the equity shareholders of      combinations initiated before 1 July 2001, APB Opinion
  each party, in relation to their equity shareholding,     No. 16 required that a business combination be accounted
  comprises primarily equity shares in the combined         for as a pooling-of-interests if two previously
  entity; and (5) no equity shareholder retains any         independent entities combined as a result of one entity
  material interest in only part of the combined entity.    issuing common stock in exchange for substantially all
  Business combinations that do not satisfy all these       the common stock of the second entity. However, whilst
  criteria must be accounted for using acquisition          the offer may include provisions to distribute cash for
  accounting.                                               fractional shares or shares held by dissenting
                                                            shareholders, it may not include a pro-rata distribution
                                                            of cash or other consideration. In addition, no changes
                                                            in the equity interests of the common stock may be made
                                                            prior to the pooling in contemplation of the transaction
                                                            and neither may the ratio of the interest of the
                                                            individual common stockholder to those of other common
                                                            stockholders in a combining company change as a result of
                                                            the exchange of stock.

  Goodwill/customer related intangibles

  Following the implementation of Financial Reporting       Following the implementation in full of SFAS No. 142
  Standard (FRS) 10 'Goodwill and intangible assets' in     'Goodwill and Other Intangible Assets' on 1 January 2002,
  1998 goodwill arising on acquisitions of or by group      goodwill arising on all acquisitions by group and
  and associated undertakings is capitalised and            associated undertakings is capitalised but no longer
  amortised over its estimated life. There is a             amortised and is subject to regular review for
  presumption that the estimated life is limited to 20      impairment. Prior to the adoption of SFAS No. 142, the
  years or less, although this may be rebutted and a        Group accounted for goodwill under the provisions of APB
  longer or indefinite useful life considered. Goodwill     No. 17 'Intangible Assets' which required that all
  is written off when judged to be irrecoverable. For       goodwill be capitalised and amortised over its estimated
  acquisitions prior to 1 January 1998 goodwill was         useful life, which should not exceed 40 years; the Group
  charged directly against reserves as permitted by         amortised goodwill over periods of up to 20 years.
  Statement of Standard Accounting Practice 22. This        Goodwill amortised prior to the adoption of SFAS No. 142
  goodwill was not reinstated following the                 is not permitted to be reinstated.
  implementation of FRS 10, but in the event of a
  subsequent disposal it will be written back and
  included in the calculation of the profit or loss on
  disposal.

  UK GAAP does not require a value to be placed upon the    For acquisitions occurring on or after 1 July 2001, SFAS
  customer relationships in acquisitions.                   No. 141 requires that, when assessing the value of the
                                                            assets of an acquired entity, certain identifiable
                                                            intangible assets must be recognised. Such identifiable
                                                            intangible assets include the asset representing the
                                                            value of customer relationships, which is capitalised
                                                            separately and amortised through the income statement
                                                            over the estimated average life of the customer
                                                            relationships. Prior to 1 July 2001, the Group applied
                                                            similar provisions contained within SFAS No. 72
                                                            'Accounting for Certain Transactions of Bank and Thrift
                                                            Institutions' in assessing the value of assets of an
                                                            acquired financial institution.


48     Differences between UK GAAP and US GAAP (continued)



  UK GAAP                                                     US GAAP

  Pension costs

  For defined benefit schemes, pension costs in the profit    SFAS No. 87 'Employers' Accounting for Pensions'
  and loss account reflect the cost of accruing benefits      prescribes a similar method but allows that a certain
  for active employees, benefit improvements and the cost     portion of actuarial gains and losses be deferred and
  of severances borne by the schemes; the expected return     allocated in equal amounts over the average remaining
  on scheme assets, net of a charge in respect of the         service lives of the current employees. In addition, if
  unwinding of the discount applied to scheme liabilities,    the fair value of plan assets falls below the
  is included in the profit and loss account as other         accumulated benefit obligation (which is the current
  finance income. Actuarial gains and losses, including       value of accrued benefits without allowance for future
  differences between the expected and actual return on       salary increases) an additional minimum liability must
  scheme assets, are recognised as they arise, net of         be recognised. An equal amount should be recognised as
  deferred tax, in the statement of total recognised gains    an intangible asset up to the amount of any
  and losses. Scheme assets are assessed at fair value and    unrecognised prior service cost. Any amount not
  scheme liabilities are measured on an actuarial basis       recognised as an intangible asset is reported in other
  using the projected unit method and are discounted at the   comprehensive income, net of deferred tax.
  current rate of return on a high quality corporate bond
  of equivalent currency and term. The overall surplus or     US GAAP also requires a transition adjustment for
  deficit is included on the balance sheet, net of the        pension schemes in place before the introduction of
  related deferred tax.                                       SFAS No. 87. The difference between the funded status
                                                              of the schemes and the total amount of accrued or
  Costs in relation to defined contribution schemes are       prepaid pension cost, at the date of transition, is
  charged to the profit and loss account in the period in     amortised over the average remaining service lives of
  which they fall due.                                        employees at that date.

  Leasing

  Finance lease income is recognised in proportion to the     The application of SFAS No. 13 'Accounting for Leases'
  funds invested in the lease using a method that results     gives rise to a level rate of return on the investment
  in a constant rate of return on the net cash investment,    in the lease, but without taking into account tax
  which takes into account tax payments and receipts.         payments and receipts. This results in income being
                                                              recognised in different periods than under UK GAAP.

  Operating lease assets are depreciated such that rentals    Operating lease assets are depreciated such that the
  less depreciation are recognised at a constant periodic     depreciation charge is at least equal to that which
  rate of return on the net cash invested in that asset.      would arise on a straight line basis.

  Profits or losses arising on sale and leasebacks are        Under SFAS No. 28 'Accounting for Sales with
  taken to profit as they arise.                              Leasebacks' profits or losses arising on a sale and
                                                              leaseback are deferred and amortised. For leasebacks
                                                              resulting in a finance lease, the amounts are amortised
                                                              in proportion to the amortisation of the leased asset;
                                                              for leasebacks resulting in an operating lease, the
                                                              amounts are amortised in proportion to the gross rental
                                                              charged to expense over the lease term.
  Property

  Depreciation is charged on the cost of freehold and long    Freehold and long leasehold properties are included in
  leasehold properties over their estimated useful economic   the balance sheet at historical cost and depreciated
  lives. Following the adoption of FRS 15, the Group          over their estimated useful economic lives.
  reassessed the useful economic lives and residual values
  of its freehold and long-leasehold premises and, with
  effect from 1 January 2000, the cost of these properties,
  after deducting the value of the land, is being
  depreciated over 50 years. Previously it was considered
  that the residual values were such that depreciation was
  not significant.



48     Differences between UK GAAP and US GAAP (continued)


  UK GAAP                                                  US GAAP

  Share compensation schemes

  Where shares are purchased to satisfy an actual, or      The Group accounts for share compensation schemes based on
  anticipated, requirement created by the exercise of      their estimated fair values at the date of the grant in
  options under either the Group's Executive or            accordance with SFAS No. 123 'Accounting for Stock Based
  Save-As-You-Earn option schemes, the difference          Compensation'.
  between the purchase price and exercise price is
  charged to the profit and loss account on a systematic
  basis over the period that the employees are expected
  to benefit. Where shares are issued, no charge is made
  to the profit and loss account.

  Computer software developed or obtained for internal use

  All computer software costs are expensed as incurred     The American Institute of Certified Public Accountants
  except for operating software and application software   (AICPA) Statement of Position 98-1 'Accounting for the
  relating to separable new systems, which are             costs of computer software developed or obtained for
  capitalised and depreciated over their estimated         internal use' requires certain costs incurred from 1
  useful lives.                                            January 1999 in respect of software developed for internal use to be capitalised and subsequently amortised.

  Derivative instruments held for risk management purposes

  Derivatives used in the Group's trading activities are   SFAS No. 133 'Accounting for Derivative Instruments and
  carried at fair value and all changes in fair value      for Hedging Activities' requires that all derivatives be
  are reported within dealing profits in the profit and    recognised on-balance sheet at fair value. Changes in the
  loss account. Derivatives used in the Group's            fair value of derivatives that are not hedges are reported
  non-trading activities are accounted for on an           in the income statement. For derivatives which are hedges,
  accruals basis, in line with the treatment of the        depending on the nature of the hedge, changes in the fair
  underlying items which they are hedging. A derivative    value of derivatives will either be offset against the
  will only be classified as a hedge in circumstances      change in fair value of the hedged assets, liabilities, or
  where there was adequate evidence of the intention to    firm commitments through earnings or recognised in other
  hedge at the outset of the transaction and the           comprehensive income until the hedged item is recognised
  derivative substantially matches or eliminates the       in earnings. The ineffective portion of a hedge's change
  exposure being hedged.                                   in fair value is immediately recognised in earnings.

  Foreign currency translation

  The assets, liabilities and results of the Group's       Under SFAS No. 52 'Foreign Currency Translation', foreign
  overseas operations are translated into sterling at      currency assets and liabilities are translated at the
  the rate of exchange prevailing at the balance sheet     year-end rate; however, results are translated at the
  date, as permitted under UK GAAP.                        average rate for the year.
  Investment securities

  Debt securities and equity shares intended for use on    SFAS No. 115 'Accounting for Certain Investments in Debt
  a continuing basis by the Group are treated as           and Equity Securities' requires that debt securities which
  investment securities and included in the balance        are "available-for-sale" (where there is the absence of
  sheet at cost as adjusted for the amortisation of any    either the intent or the ability to hold them to maturity)
  premiums and discounts arising upon acquisition, less    and equity shares with a readily determinable market value
  provision for any permanent diminution in value.         should be recorded at fair value with unrealised gains and losses reflected in shareholders' equity. All debt
                                                           securities held as available-for-sale are subject to
                                                           assessment for other than temporary impairment in
                                                           accordance with SFAS No. 115 and, for asset backed
                                                           securities, in accordance with the Emerging Issues Task
                                                           Force (EITF) Abstract No. 99-20 'Recognition of Interest
                                                           Income and Impairment on Purchased and Retained Beneficial
                                                           Interests in Securitized Financial Assets'.


48     Differences between UK GAAP and US GAAP (continued)



  UK GAAP                                                    US GAAP

  Dividend payable

  Dividends declared after the period end are recorded in    Dividends are recorded in the period in which they are
  the period to which they relate.                           declared.

  Own shares

  Own shares held are included within equity and are         Own shares held are reclassified as Treasury stock and
  reported as an asset on the balance sheet.                 deducted from shareholders' equity in accordance with
                                                             the AICPA Accounting Research Bulletin (ARB) No. 51
                                                             'Consolidated Financial Statements'.
  Deferred tax

  Deferred tax is provided for all timing differences        Under SFAS No. 109 'Accounting for Income Taxes',
  between the recognition of gains and losses in the         deferred tax assets and liabilities are recorded for all
  financial statements and their recognition in a tax        temporary differences. A valuation allowance is recorded
  computation. Deferred tax assets are recognised to the     against a deferred tax asset where it is more likely
  extent that it is regarded as more likely than not that    than not that some portion of the deferred tax asset
  there will be suitable taxable profits from which the      will not be realised.
  future reversal of the underlying timing differences can
  be deducted.

  Provision for credit losses

  A specific provision is made to cover the estimated loss   SFAS No. 114 'Accounting by Creditors for Impairment of
  as soon as the recovery of an outstanding loan is          a Loan' requires the overall credit risk provision to be
  considered doubtful. General provisions are raised to      determined based upon the present value of expected
  cover losses incurred but not yet identified as of the     future cash flows, discounted at the loan's effective
  balance sheet date.                                        interest rate or, as a practical expedient, on the
                                                             loan's observable market value, or the fair value of the
                                                             collateral if the loan is collateral dependent. Smaller
                                                             balance homogeneous consumer loans that are collectively
                                                             valued for impairment are outside the scope of SFAS No.
                                                             114, as are debt securities and leases. General
                                                             provisions are made against such loans when losses have
                                                             been incurred but not yet identified as of the balance
                                                             sheet date.

  Acceptances

  Acceptances are not recorded on the balance sheet.         Acceptances and the related customer liabilities are
                                                             recorded on the balance sheet.

  Insurance activities

  The shareholder's interest in the long-term assurance      The net present value of the profits inherent in the
  fund is valued at the net present value of the profits     policies of the long-term assurance fund is not
  inherent in such policies.                                 recognised. An adjustment is made for the amortisation
                                                             of acquisition costs and fees.

                                                             Additional information on the differences between the UK
                                                             and US accounting for insurance activities is provided
                                                             within the Insurance section of this note on pages F-89
                                                             to F-92.

48     Differences between UK GAAP and US GAAP (continued)

Future accounting developments

United States


SFAS 146 - Accounting for Costs Associated with Exit or Disposal Activities


SFAS No. 146 was issued in June 2002 and became effective for the Lloyds TSB Group for exit or disposal activities initiated after 31 December 2002. Costs associated with a disposal activity (other than employee termination benefits) should be recorded at fair value in the period in which they are incurred, and in subsequent periods, unless a reasonable estimate of fair value cannot be determined. Costs relating to employee termination benefits should be recognised at the communication date when employees are not required to provide future services beyond the contractual notification period. Adoption is not expected to have a material impact on Lloyds TSB Group's US GAAP financial statements.


SFAS 147 - Acquisitions of Certain Financial Institutions


SFAS No. 147 was issued on 1 October 2002 and became effective for the Lloyds TSB Group on that date, with earlier application permitted for the transition provisions related to previously recognised unidentifiable intangible assets. Financial institutions meeting certain conditions outlined in SFAS No. 147 will be required to restate previously issued financial statements. Adoption of this Statement has not had an impact on Lloyds TSB Group's US GAAP financial statements.

FASB Interpretation Number (FIN) 45 - Guarantor's Accounting and Disclosure requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others

FIN 45 was issued in November 2002 and the disclosure requirements contained therein are detailed within this annual report. The remainder of the provisions of FIN 45, which require that a liability be recognised for the fair value of the obligations assured under the guarantees, are effective in respect of guarantees issued or modified after 31 December 2002. The effect on Lloyds TSB Group's US GAAP financial statements has not yet been determined.

SFAS 148 - Accounting for Stock-based Compensation - Transition and Disclosure

SFAS No. 148 was issued in December 2002 and is effective for fiscal years ending on or after 15 December 2002. The Statement provides alternative methods of transition for a voluntary change to the fair value based method for accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures about the effects of stock-based compensation. Adoption of this statement has not had a significant impact on the disclosures made in Lloyds TSB Group's US GAAP financial statements.

FASB  Interpretation  Number  (FIN)  46 -  Consolidation  of  Variable  Interest
Entities

FIN 46 was issued in January 2003 and is effective for all variable interests in variable interest entities (VIE) created after 31 January 2003. For VIEs created before that date, the requirements are effective from 1 July 2003. FIN 46 requires certain transitional disclosures to be made immediately if it is reasonably possible that an entity will consolidate or disclose information about VIEs when FIN 46 becomes effective. FIN 46 defines a VIE as an entity where either the total equity investment at risk is not sufficient to permit the entity to finance its activities, without additional subordinated financial support; or the equity investors lack any one of the following: (1) the ability to make decisions about an entity's activities; (2) the obligation to absorb losses of the entity; or (3) the right to receive residual returns of the entity. VIEs are required to be consolidated by the primary beneficiary, which is the party that absorbs the majority of the entity's expected losses, expected gains, or both. The required transitional disclosures have been made within this annual report; the impact on Lloyds TSB Group's US GAAP financial statements has not yet been determined.

SFAS 149 - Amendment of Statement 133 on Derivative Instruments and Hedging Activities

SFAS No. 149 was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after 30 June 2003 and prospectively for hedging relationships designated after 30 June 2003. Lloyds TSB Group is currently analysing the impact of this Statement.

SFAS 150 - Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

SFAS No. 150 was issued in May 2003. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Lloyds TSB Group is currently analysing the impact of this Statement.

48     Differences between UK GAAP and US GAAP (continued)

Restatement

The Group's US GAAP net income and shareholders' equity for the years ended 31 December 2001 and 2000 have been restated to reflect the effects of reconsideration of the accounting for certain hedging transactions. This has resulted in a revised calculation of the US GAAP adjustment in respect of "Derivative instruments held for risk management purposes". There have been no changes to the Lloyds TSB Group's UK GAAP results. The effects are as follows;


                                                                              2001     2000
                                                                              GBPm     GBPm
Net income:
Net income under US GAAP, as previously reported                             1,524    1,929
Adjustment to "Derivative instruments held for risk management purposes"       155       82
Deferred tax effect of adjustment                                              (47)     (25)
Net income under US GAAP as adjusted                                         1,632    1,986

Earnings per share:
Basic earnings per share, as previously reported                             27.5p    35.2p
Effect of adjustment                                                          2.0p     1.0p
Basic earnings per share, as adjusted                                        29.5p    36.2p

Diluted earnings per share, as previously reported                           27.2p    34.8p
Effect of adjustment                                                          2.0p     1.0p
Diluted earning per share as adjusted                                        29.2p    35.8p

Shareholders' equity under US GAAP, as previously reported                  13,421   13,708
Adjustment to "Derivative instruments held for risk management purposes"       161        6
Deferred tax effect of adjustment                                              (49)      (2)
Shareholders' equity under US GAAP as adjusted                              13,533   13,712

48     Differences between UK GAAP and US GAAP (continued)

The following tables summarise the adjustments to net income and shareholders' equity which would arise from the application of US GAAP:


Reconciliation of net income                                              2002    2001*   2000*
                                                                  Note    GBPm     GBPm    GBPm
Profit for the year attributable to shareholders under UK GAAP           1,781    2,229   2,654
Insurance activities, before tax                                   (n)   (384)    (328)   (356)
Banking and Group activities:
Goodwill amortisation                                              (a)      72    (209)   (188)
Profit/loss on sale and closure of businesses                                -        -      12
Amortisation of customer related intangibles                       (a)   (193)    (219)   (219)
Pension costs                                                      (b)     113      132   (130)
Leasing                                                                  (109)    (131)    (47)
Property depreciation                                                        4        3       3
Share compensation schemes                                         (c)    (44)     (46)    (31)
Internal software costs                                                      6       16      10
Derivative instruments held for risk management purposes           (e)     305    (160)    (86)
Foreign currency translation differences                                    12      (4)       2
Total Banking and Group activities, before tax                             166    (618)   (674)
Taxation
- deferred taxation                                                (h)      25       52    (75)
- deferred taxation on GAAP differences                            (h)     163      297     437
Total Taxation                                                             188      349     362
Total adjustments, after tax                                              (30)    (597)   (668)
Net income under US GAAP                                                 1,751    1,632   1,986


Reconciliation of shareholders' equity                                     2002    2001*
                                                                 Note      GBPm     GBPm

Shareholders' funds under UK GAAP                                         7,972   10,356
Insurance activities, before tax                                  (n)      (74)       13
Banking and Group activities:
Goodwill                                                          (a)     1,347    1,312
Customer related intangibles                                      (a)       589      772
Pension costs                                                     (b)       840    2,099
Leasing                                                                   (383)    (274)
Property depreciation                                                      (50)     (53)
Internal software                                                            69       63
Derivative instruments held for risk management purposes          (e)      (98)    (417)
Net unrealised gain on available-for-sale investment securities   (f)        32      242
Dividend payable                                                          1,311    1,306
Own shares                                                        (g)     (154)    (251)
Total Banking and Group activities, before tax                            3,503    4,799
Taxation
- deferred taxation                                               (h)      (60)     (85)
- deferred taxation on GAAP differences                           (h)   (1,151)  (1,550)
Total Taxation                                                          (1,211)  (1,635)
Total adjustments, after tax                                              2,218    3,177
Shareholders' equity under US GAAP                                       10,190   13,533

* restated (see note 1 and page F-67)

48     Differences between UK GAAP and US GAAP (continued)



Reconciliation of movements in shareholders' equity under US GAAP                      2002      2001*     2000*
                                                                                       GBPm       GBPm      GBPm
Net income in period                                                                  1,751      1,632     1,986
Dividends                                                                           (1,903)    (1,738)   (1,522)
                                                                                      (152)      (106)       464
New share capital subscribed                                                             77        194        74
Movement in own shares                                                                   97        (4)      (41)
Share compensation schemes                                                               44         46        31
Minimum pension liability                                                           (3,277)          -         -
Change in the fair value of available-for-sale securities - Insurance activities         15       (46)        21
Change in the fair value of available-for-sale securities - Banking activities        (147)      (165)        67
Exchange and other differences                                                            -       (98)      (13)
                                                                                    (3,343)      (179)       603
Shareholders' equity at beginning of period                                          13,533     13,712    13,109
Shareholders' equity at end of period                                                10,190     13,533    13,712

* restated (see page F-67)



Accumulated other comprehensive income                                                 2002      2001      2000
                                                                                       GBPm      GBPm      GBPm
Exchange translation differences                                                      (321)     (321)     (223)
Minimum pension liability                                                           (3,277)         -        -
Available-for-sale securities:
Net unrealised gains - Insurance activities                                             245        49        98
Related amortisation of deferred acquisition costs                                    (197)      (23)       (7)
Net unrealised gains - Banking activities                                                32       242       480
Taxation                                                                               (25)      (81)     (173)
                                                                                         55       187       398
Accumulated other comprehensive income under US GAAP                                (3,543)     (134)       175


48     Differences between UK GAAP and US GAAP (continued)

Condensed US GAAP Profit and loss account

The following table provides a condensed profit and loss account for the Group, incorporating the US GAAP adjustments arising.


                                                                 2002      2001*        2000*
                                                                 GBPm       GBPm         GBPm
Loan interest, including fees                                   9,678     10,317       10,218
Other interest and dividends                                    2,035      2,077        2,539
Insurance premiums                                              2,015      1,671        1,604
Commissions and fees                                            2,281      2,248        2,118
Realised gains from sales of investments                          163        183          139
Foreign exchange trading income                                   173        158          141
Securities and other trading losses                           (2,370)    (2,307)        (253)
Other income                                                    1,899      1,415          920
Total revenues                                                 15,874     15,762       17,426
Interest expense                                                5,376      6,427        7,046
Total revenues, net of interest expense                        10,498      9,335       10,380
Policyholder benefits and claims expense                        1,565      2,228        1,735
Movement in undistributed earnings to policyholders           (1,518)    (2,427)        (317)
Provisions for bad and doubtful debts                           1,029        747          541
Amounts written off fixed asset investments                        87         60           32
Total benefits, claims and provisions                           1,163        608        1,991
Non-insurance compensation and benefits                         2,418      2,014        1,870
Insurance underwriting, operating and acquisition expenses        766        511          552
Other operating expenses                                        2,099      2,632        2,084
Depreciation                                                      758        622          414
Amortisation of intangible fixed assets
Goodwill                                                            -        248          210
Customer related intangibles                                      193        219          219
Value of long-term assurance business acquired                    725        305          285
                                                                  918        772          714
                                                                6,959      6,551        5,634
Profit on sale and closure of businesses                            -         39            -
Income before tax                                               2,376      2,215        2,755
Provision for income taxes**                                      576        526          720
Minority interests, net of income taxes                            62         57           49
Cumulative effect of accounting changes (net)                      13          -            -
Net income under US GAAP                                        1,751      1,632        1,986
Exchange translation and other differences                          -       (98)         (13)
Minimum pension liability                                     (3,277)          -            -
Available-for-sale securities:
Net unrealised gains (losses) - Insurance activities              196       (49)           30
Related amortisation of deferred acquisition costs              (174)       (16)            2
Net unrealised (losses) gains - Banking activities              (210)      (238)           94
Taxation                                                           56         92         (38)
                                                                (132)      (211)           88
Comprehensive income under US GAAP                            (1,658)      1,323        2,061
Earnings per share (pence)                                      31.4p      29.5p        36.2p
Diluted earnings per share (pence)                              31.3p      29.2p        35.8p

*    restated (see page F-67)

** Significant items affecting the Group's effective tax rate under US GAAP include the fact that tax is levied on UK life assurance and pension businesses under specialised rules not based on the profit and loss account. In addition, under US GAAP a tax provision is required for unrealised gains that are attributable to the policyholders. The amount provided will vary depending upon the fluctuations of the stock market and this movement can result in significant changes in the effective rate of tax.

48     Differences between UK GAAP and US GAAP (continued)

Condensed US GAAP Balance sheet

The following table provides a condensed balance sheet for the Group, incorporating the US GAAP adjustments arising.



                                                                             2002     2001*
                                                                             GBPm      GBPm
Assets
Cash and due from banks                                                     8,547     7,388
Deposits at interest with banks                                            11,678    11,709
Securities purchased under resale agreements                                1,696     1,383
Treasury bills and other eligible bills                                     1,879     2,782
Trading account assets                                                     41,412    38,714
Investments                                                                16,635    15,126
Loans, net of provisions                                                  134,202   122,485
Tangible fixed assets                                                       4,085     3,429
Intangible fixed assets - goodwill                                          3,981     3,878
                        - customer related intangibles                        589       772
                        - value of long-term assurance business acquired    2,282     3,007
                        - pension liability related intangible                221         -
Deferred acquisition costs                                                    846       795
Separate account assets                                                    18,945    22,068
Other assets                                                                7,391     9,690
Total assets                                                              254,389   243,226
Liabilities
Deposits                                                                  141,777   133,419
Trading account liabilities                                                 5,583     3,476
Debt securities in issue                                                   29,133    23,233
Policyholder liabilities                                                   23,763    23,465
Undistributed policyholder allocations                                      1,890     3,478
Commitments and contingencies                                                 192       251
Deferred tax                                                                1,426     3,154
Long-term debt                                                             10,168     8,108
Separate account liabilities                                               18,945    22,068
Other liabilities                                                          10,591     8,495
Minority interests                                                            731       546
Total liabilities                                                         244,199   229,693
Shareholders' equity:
Common stock                                                                1,416     1,411
Additional paid-in capital                                                  4,848     4,670
Retained earnings                                                           7,623     7,837
Treasury stock                                                              (154)     (251)
Accumulated other comprehensive income                                    (3,543)     (134)
Total shareholders' equity                                                 10,190    13,533
Total liabilities and shareholders' equity                                254,389   243,226

* restated (see page F-67)

48     Differences between UK GAAP and US GAAP (continued)

Condensed Consolidated Statement of Cash flows in accordance with SFAS No. 95


                                                                                          2002            2001*           2000*
                                                                                          GBPm            GBPm            GBPm


Cash flows from operating activities
Net income before minority interests and effect of accounting changes                    1,800           1,689           2,035
Adjustments  required to reconcile  net income to net cash provided by operating activities:
   Amortisation of intangible fixed assets                                                 918             772             714
   Depreciation of tangible fixed assets                                                   758             622             414
   Provision for bad and doubtful debts                                                    354              56             (39)
   Change in trading account assets                                                     (3,176)         (2,004)            861
   Change in trading account liabilities                                                 2,107             174              38
   Change in deferred acquisition costs                                                    (51)            (97)            (60)
   Change in other assets                                                                  (91)         (2,776)            801
   Change in policyholder liabilities                                                      (97)            583             310
   Change in undistributed policyholder allocations                                     (1,588)         (2,427)           (164)
   Change in other liabilities                                                            (266)            100            (481)
   Net gain on sale of investment securities                                              (164)           (183)           (139)
   Profit on disposal of tangible fixed assets                                             (47)            (67)             (6)
   Other, net                                                                               61            (788)           (136)

Total adjustments                                                                       (1,282)         (6,035)          2,113


Net cash provided by (used in) operating activities                                        518          (4,346)          4,148


Cash flows from investing activities
Change in deposits at interest with banks                                                  102            (986)            474
Change in securities purchased under resale agreements                                    (313)          3,554           2,912
Change in loans and advances to customers                                              (11,743)        (12,211)         (9,510)
Purchases of investment securities                                                     (47,885)        (48,842)        (24,659)
Proceeds from sale and maturity of investment securities                                46,880          42,282          25,731
Purchases of tangible fixed assets                                                      (1,352)         (1,140)         (1,031)
Proceeds from sale of tangible fixed assets                                                359             293              87
Additions to interests in joint ventures                                                   (21)            (44)              -
Acquisition of subsidiary undertakings                                                    (117)           (180)         (5,110)
Disposal of subsidiary undertakings                                                          -              40              83

Net cash used in investing activities                                                  (14,090)        (17,234)        (11,023)


Cash flows from financing activities
Dividends paid - equity                                                                 (1,903)         (1,738)         (1,522)
Dividends paid to minorities - equity                                                      (18)            (17)            (12)
Dividends paid to minorities - non-equity                                                  (43)            (40)            (36)
Issue of ordinary shares                                                                    77             194              74
Sale (purchase) of treasury stock                                                           97              (4)            (41)
Issue of preferred securities                                                                -               -             509
Issue of long-term debt                                                                  2,120             742             952
Redemption of long-term debt                                                               (55)           (131)            (55)
Minority investment in subsidiaries                                                        167               -               -
Change in deposits                                                                       7,925          16,458           4,287
Change in short-term borrowings                                                          5,969           6,326           5,065
Policyholders' deposits                                                                  1,602           1,987           1,978
Policyholders' withdrawals                                                              (1,207)         (1,287)         (1,499)

Net cash provided by financing activities                                               14,731          22,490           9,700



Change in cash and cash equivalents                                                      1,159             910           2,825
Cash and cash equivalents at beginning of period                                         7,388           6,478           3,653

Cash and cash equivalents at end of period                                               8,547           7,388           6,478


Cash paid during the year for income taxes                                                 951             829             864
Cash paid during the year for interest                                                   5,321           6,755           6,102
Non-cash investing and financing activities:
Loan notes issued in respect of acquisitions                                                 -               9           1,077

* restated (see page F-67)

48     Differences between UK GAAP and US GAAP (continued)

Balance sheet presentation

Certain classification differences exist in financial reporting under UK GAAP and US GAAP. For the Group, such differences primarily arise in the balance sheet and the following comparison lists the line items in which such differences occur.


  UK GAAP                                        US GAAP

  Cash and balances at central banks             Cash and due from banks

  Items in course of collection from banks       Cash and due from banks

  Treasury bills and other eligible bills        Classified as "Trading account assets" where appropriate

  Loans and advances to banks                    Loans to banks due on demand classified as "Cash and due from banks"; Reverse repos classified as "Securities purchased under resale agreements"

  Loans and advances to customers                Reverse repos classified as "Securities purchased under resale agreements"

  Debt securities                                Classified as "Trading account assets" and "Investments" where appropriate

  Equity shares                                  Classified as "Trading account assets" and "Investments" where appropriate

  Other assets                                   Classified as "Trading account assets" where appropriate

  Prepayments and accrued income                 Other assets

  Items in course of transmission to banks       Cash and due from banks

  Debt securities in issue                       Classified as "Trading account liabilities" where appropriate

  Other liabilities                              Classified as "Trading account liabilities" where appropriate

  Accruals and deferred income                   Other liabilities

  Other provisions for liabilities and charges   Commitments and contingencies

  Subordinated liabilities                       Long-term debt

  Merger reserve                                 Classified as "Additional paid-in capital"

  Long-term assurance business                   Classifications are discussed on pages F-89 to F-92



Consolidated Statement of Cash flows

The Group's UK GAAP cash flow statement on page F-7 is prepared under the provisions of FRS 1(Revised). This is similar in many respects to SFAS No. 95 'Statement of Cash Flows', as amended by SFAS No. 104 'Statement of Cash Flows - Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions'. Two principal differences arise between the standards with regard to the definition of cash and the classification of items within the cash flow statement.

48     Differences between UK GAAP and US GAAP (continued)

FRS 1 (Revised) defines cash as cash in hand and repayable on demand. Under SFAS No. 95, cash and cash equivalents are defined as short term, highly liquid investments that are both readily convertible to known amounts of cash; and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

For the purposes of SFAS No. 95, the Group's cash and cash equivalents of GBP8,547 million (2001: GBP7,388 million; 2000: GBP6,478 million) comprise items reported under the following UK balance sheet categories: cash and balances at central banks; items in the course of collection from banks; loans and advances to banks repayable on demand and items in the course of transmission to banks. Under UK GAAP the results, assets and liabilities of the long-term assurance business are presented on a one-line basis and accordingly movements in cash flows are aggregated into one line within the reconciliation of operating profit. Under US GAAP, the insurance activities have been disaggregated and accordingly the cash flows have been allocated to the appropriate line items within the cash flow statement. Cash attributable to the long-term assurance business is included within cash and cash equivalents above.

Differences between UK and US GAAP with regard to classification of items within the cash flow statement are summarised below:



                                                   Classification under                         Classification under
  Cash flow                                        FRS 1 (Revised)                              SFAS No. 95

  Net change in loans and advances, including      Operating activities                         Investing activities
  lease financing

  Net change in deposits and debt securities in    Operating activities                         Financing activities
  issue

  Dividends paid to equity and non-equity          Returns on investments and servicing of      Financing activities
  minority interests                               finance

  Tax paid                                         Taxation                                     Operating activities

  Capital expenditure and financial investment     Capital expenditure and financial            Investing activities
                                                   investment

  Purchases/proceeds from disposal of subsidiary   Acquisitions and disposals                   Investing activities
  and associated undertakings

  Dividends paid - equity                          Equity dividends paid                        Financing activities

Under FRS 1 (Revised), transactions designated as hedges are reported under the same heading as the related assets or liabilities. Details of withdrawal and usage restrictions in respect of cash and balances at central banks are discussed on pages 91 and F-59.

Notes to the UK/US GAAP reconciliation

a     Goodwill and customer related intangible assets

Under UK GAAP on 1 January 1998, the Group adopted FRS 10, 'Goodwill and Intangible Assets'. In respect of acquisitions since 1 January 1998, goodwill is included in the consolidated balance sheet under intangible fixed assets and amortised over its estimated useful economic life on a straight-line basis. Prior to 1 January 1998, the Group charged goodwill directly against reserves. In the case of the acquisition of Scottish Widows in 2000, in view of the strength of the Scottish Widows brand and the position of the business as one of the leading providers of life, pensions, unit trust and fund management products, the directors consider that it is appropriate to assign an indefinite life to the goodwill. This goodwill is not being amortised through the profit and loss account; however it is subjected to annual impairment reviews in accordance with FRS 11 'Impairment of Fixed Assets and Goodwill'. Should any impairment be identified, it would be charged to the profit and loss account immediately.

Under US GAAP, from 1 January 2002 the Group adopted the remaining provisions of SFAS No. 142 and accordingly all goodwill arising in respect of acquisitions is capitalised but no longer amortised and is subject to regular review for impairment; in periods prior to 1 January 2002, goodwill arising in respect of acquisitions was amortised over periods of up to 20 years. Goodwill amortised prior to the full adoption of SFAS No. 142 is not permitted to be reinstated.

The Group has performed the required impairment tests and no impairments were recorded against goodwill upon adoption of SFAS No. 142.

48     Differences between UK GAAP and US GAAP (continued)

a     Goodwill and customer related intangible assets (continued)

The treatment of the Group's major acquisitions is detailed below:

Abbey Life
In 1988, Lloyds Bank Plc transferred a minority interest in five businesses to Abbey Life Group plc, a life insurance company, in return for a majority interest in the enlarged Abbey Life Group. Under UK GAAP, this transaction was accounted for as a merger. Under US GAAP, the same transaction would be accounted for as an acquisition. Accordingly the net assets of Abbey Life Group plc (later renamed Lloyds Abbey Life plc) have been fair valued in accordance with US GAAP and a purchase price determined based on the fair value of the minority interest transferred. In 1996, Lloyds TSB Group plc acquired the remaining minority interest in Lloyds Abbey Life plc. Under UK and US GAAP the transaction is treated as an acquisition. However, certain differences arise under US GAAP regarding the determination of fair value of life insurance companies and accordingly an adjustment has been made for the items affected.

Cheltenham & Gloucester
Under UK and US GAAP, the purchase of the business of Cheltenham & Gloucester Building Society by Lloyds Bank Plc in August 1995 is treated as an acquisition. Certain differences arise under US GAAP regarding the fair value of the net assets. In addition, the net assets acquired include GBP521 million relating to customer related intangibles, which has been amortised over 7 years.

TSB Group plc
The business combination of Lloyds Bank Plc and TSB Group plc in December 1995 was accounted for as a merger as permitted under UK GAAP at that time, although legally TSB Group plc was deemed to have acquired Lloyds Bank Plc. Under US GAAP, the same transaction would have been accounted for as an acquisition of TSB Group plc by Lloyds Bank Plc. Accordingly, for US GAAP, the net assets of TSB Group plc have been fair valued as at the date of the business combination and a purchase price determined based on the value of TSB Group plc shares at that time. The net assets include GBP1,596 million relating to customer related intangibles, which is being amortised over 11 years.

Scottish Widows
In March 2000, the Group acquired the business of Scottish Widows' Fund and Life Assurance Society, a life insurance and pensions provider. Under UK and US GAAP, the purchase is treated as an acquisition. However certain differences arise under US GAAP regarding the determination of fair value of the life insurance business. Accordingly adjustments have been made for these items.

The movement in US GAAP goodwill is summarised as follows:



                                                   2002                               2001
                                  UK GAAP       US GAAP    US GAAP   UK GAAP       US GAAP   US GAAP
                                             adjustment                         adjustment
                                      GBPm          GBPm       GBPm     GBPm          GBPm      GBPm
Cost
Balance at 1 January                2,640         2,348      4,988      2,635        2,363     4,998
Exchange and other adjustments         28          (36)        (8)        (3)         (15)      (18)
Change in accounting principle          -            23         23          -            -         -
Acquisitions                          103          (10)         93          8            -         8
Balance at 31 December              2,771         2,325      5,096      2,640        2,348     4,988
Amortisation
Balance at 1 January                 (74)       (1,036)    (1,110)       (36)        (830)     (866)
Exchange and other adjustments        (4)             9          5          1            3         4
Change in accounting principle          -          (10)       (10)          -            -         -
Charge for the year                  (59)            59          -       (39)        (209)     (248)
Balance at 31 December              (137)         (978)    (1,115)       (74)      (1,036)   (1,110)
Net book value                      2,634         1,347      3,981      2,566        1,312     3,878

48     Differences between UK GAAP and US GAAP (continued)

a     Goodwill and customer related intangible assets (continued)

The movement in goodwill by segment is as follows:


                                                                            Change in accounting
                                     Balance at 1                                      practice*         Balance at 31
                                          January   Exchange   Additions                                      December
                                             GBPm       GBPm        GBPm                    GBPm                  GBPm
  UK Retail Banking and                      653          -           7                       -                   660
  Mortgages
  Insurance and Investments                2,194          -           -                       -                 2,194
  Wholesale Markets and                    1,031        (3)          86                      13                 1,127
  International Banking
                                           3,878        (3)          93                      13                 3,981

* The unamortised deferred credit in respect of negative goodwill has, under the transitional provisions of SFAS No. 141, has been written off in 2002 and recognised in the income statement as the effect of a change in accounting principle.

Net income and earnings per share amounts for the years ended 31 December 2002, 2001 and 2000, adjusted to exclude the amortisation expenses related to goodwill assets which are no longer amortised, are as follows:



                                    Net income (GBPm)          Basic earnings per share       Diluted earnings per share
                                                                       (pence)                          (pence)
                               2002    2001*   2000*            2002    2001*   2000*            2002    2001*   2000*
  Amounts as reported         1,751    1,632   1,986            31.4     29.5    36.2            31.3     29.2    35.8
  Add back goodwill               -      248     210               -      4.5     3.8               -      4.4     3.8
  amortisation
  Adjusted amounts            1,751    1,880   2,196            31.4     34.0    40.0            31.3     33.6    39.6

*restated (see page F-67)

Under US GAAP, the intangible asset representing the value of customer relationships associated with an acquisition is capitalised separately and amortised in the consolidated income statement over the estimated average life of the customer relationships. At 31 December 2002, the weighted average original life of those relationships is estimated as 11 years.



                                        2002     2001
                                        GBPm     GBPm
Customer related intangible assets
Balance at 1 January                     772      991
Additions                                 10        -
Amortisation                           (193)    (219)
Balance at 31 December                   589      772

Estimated amortisation in each of the years 2003 to 2006 is GBP147 million and GBP1 million in 2007.

b     Pension and other post-retirement costs

The measurement of the US GAAP pension cost is undertaken in accordance with the requirements of SFAS No. 87 and SFAS No. 109. The disclosures reflect the amendments arising from SFAS No. 132 'Employers' Disclosures about Pensions and Other Postretirement Benefits'.

For the reconciliations below, the Group has applied SFAS No. 87 to the Lloyds TSB Group Pension Schemes No's 1 and 2 with effect from 31 December 1997 as it was not feasible to apply it as of January 1989, the date specified in the standard. The Scottish Widows pension scheme has been included from 3 March 2000, the date of acquisition.

Other post-retirement costs include a liability of GBP83 million (2001: GBP75 million) in respect of post-retirement healthcare.

48     Differences between UK GAAP and US GAAP (continued)

b     Pension and other post-retirement costs (continued)

The components of the pension expense which arise under US GAAP are estimated as:



                                                    2002     2001    2000
                                                    GBPm     GBPm    GBPm
Service cost                                         256      212     211
Interest cost                                        655      545     516
Expected return on plan assets                     (817)    (778)   (720)
Net amortisation and deferral                       (79)     (89)    (92)
Net pension charge (credit)                           15    (110)    (85)

Change in projected benefit obligation


                                                    2002      2001    2000
                                                    GBPm      GBPm    GBPm

Projected benefit obligation as at 1 January      11,020     9,300   8,602
Acquisition of Scottish Widows                         -         -     278
Service cost                                         256       212     211
Interest cost                                        655       545     516
Amendments                                            59        67       -
Net actuarial loss (gain)                            565     1,014     (7)
Benefits paid                                      (372)     (118)   (300)
Projected benefit obligation as at 31 December    12,183    11,020   9,300

Change in plan assets


                                                             2002     2001
                                                             GBPm     GBPm
Plan assets at fair value as at 1 January                  11,335   13,047
Actual return on plan assets                              (1,905)  (1,597)
Employer contributions                                         37        3
Benefits paid                                               (372)    (118)
Plan assets at fair value at 31 December                    9,095   11,335



                                                             2002     2001
                                                             GBPm     GBPm
Funded status                                             (3,088)      315
Unrecognised net actuarial loss                             5,529    2,248
Unrecognised prior service cost                               221      182
Unrecognised transition asset                               (107)    (213)
Prepaid benefit cost                                        2,555    2,532
Minimum pension liability                                 (4,867)        -
Intangible asset recognised                                   221        -
                                                          (2,091)    2,532
Recognised under UK GAAP                                    2,931    (433)
US GAAP adjustment                                            840    2,099

The minimum pension liability of GBP4,867 million has been recognised in other comprehensive income, net of the related intangible asset of GBP221 million and deferred taxes of GBP1,369 million.

48     Differences between UK GAAP and US GAAP (continued)

b     Pension and post-retirement costs (continued)

The assets of the pension schemes are invested primarily in equities and fixed interest securities. In accordance with SFAS No. 87, the excess of the plan assets over the projected benefit obligation at the transition date (1 January
1998) is recognised as a reduction to pension expense on a prospective basis over approximately 15 years, which was the average remaining service period of employees expected to receive benefits under the plans.

The financial assumptions used to calculate the projected benefit obligation at 31 December 2000 and 2001 are as follows:


                             2002          2001
Discount rate               5.60%         6.00%
Return on assets            6.60%         6.60%
Rate of pay increase        3.83%         4.04%


c     Share compensation schemes

In accordance with SFAS No. 123 the Group accounts for share compensation schemes based on their estimated fair value at the date of grant. The following disclosures only reflect options granted from 1 January 1995 onwards. In the initial phase-in period, the amounts will not be representative of the effect on reported net income for future years. The SFAS No. 123 charge for the fair value of share options issued since 1 January 1996 is:



                                              2002     2001    2000
                                              GBPm     GBPm    GBPm
Balance at 1 January                         (164)    (118)    (87)
Charge for options granted in year             (9)      (9)    (13)
Charge for options granted in prior years     (35)     (37)    (18)
Total charge for the year                     (44)     (46)    (31)
Balance at 31 December                       (208)    (164)   (118)

During the period from 1 January 1995 to 31 December 2002 the Group operated the following stock compensation plans:


Executive scheme

The Executive share option schemes are long-term incentive schemes and are available to certain senior executives of the Group, with grants usually made annually. Options are granted within limits set by the rules of the schemes. These limits relate to the number of shares under option and the price payable on the exercise of options. From 18 April 2001, the aggregate value of the award based upon the market price at the date of grant must not exceed four times the executive's annual remuneration and, normally, the limit for the grant of options to an executive in any one year would be equal to one and a half year's remuneration with a maximum performance multiplier of three and a half. Prior to 18 April 2001, the normal limit was equal to one year's remuneration and no performance multiplier was applied.

Options are normally exercisable between three and ten years from the date of grant. However, the exercise of the options is subject to the satisfaction of the following performance conditions:


For options granted after March 2001


The performance condition is linked to the performance of Lloyds TSB Group plc's total shareholder return (calculated by reference to both dividends and growth in share price) against a comparator group of sixteen companies.

The performance condition is measured over a three year period commencing at the end of the financial year preceding the grant of the option and continuing until the end of the third subsequent year. If the performance condition is not then met, it will be measured at the end of the fourth financial year. If the condition has not then been met, the options will lapse.

To meet the performance conditions, the Group's ranking against the comparator group must be at least ninth. The full grant of options will only become exercisable if the Group is ranked first. A performance multiplier will be applied below this level to calculate the number of shares in respect of which options granted to executive directors will become exercisable, and will be calculated on a sliding scale. If Lloyds TSB Group plc is ranked below median the options will not become exercisable.

48     Differences between UK GAAP and US GAAP (continued)

c     Share compensation schemes (continued)

Options granted to senior executives other than executive directors will not be so highly leveraged and as a result, different performance multipliers may be applied to their options. For the majority of executives, options will be granted with the performance condition but no performance multiplier.

For options granted up to March 2001


  Options granted            Performance conditions

  Prior to March 1996        None

  March 1996 - August 1999   That Lloyds TSB Group plc's ranking based on shareholder return (calculated by reference to both dividends and growth in share price) over the relevant period should be in the top fifty companies of the FTSE 100 and that there must have been growth in earnings per share which is equal to the aggregate percentage change in the Retail Price Index plus two percentage points for each complete year of the relevant period.

  March 2000 - March 2001    As for March 1996 - August 1999 except that there must have been growth in the earnings per share equal to the change in the Retail Price Index plus three percentage points for each complete year of the relevant period.


In respect of options granted between 1996 and March 2001, the relevant period for the performance conditions begins at the end of the financial year of the date of grant and will continue until the end of the third financial year following commencement or, if not met, the end of such later year in which the conditions are met. Once the conditions have been satisfied the options will remain exercisable without further conditions. If they are not satisfied by the tenth anniversary of the grant the option will lapse.

The effect of the performance conditions on the value of the executive share options has been determined by assuming that the earnings per share condition will be satisfied at all times and by using a stochastic projection model to determine the effect of the market-based condition. The compensation cost accrued in the US GAAP financial statements has therefore been based on a best estimate of the number of options that are likely to vest. To the extent that actual forfeitures are different from the estimate, the calculation of the compensation cost will be revised as appropriate.

As at 31 December 2002, no options granted under the Executive share scheme have lapsed as a result of a failure to satisfy the performance conditions.




  Executive scheme                           2002                               2001                              2000
                                          Weighted                          Weighted                          Weighted
                                          average                            average                           average
                           Number of      exercise        Number of   exercise price        Number of   exercise price
                            options         price           options          (pence)          options          (pence)
                                          (pence)
  Outstanding at         15,153,496        651.07        11,216,636           615.23        8,472,746           623.44
  1 January
  Granted                 6,940,024        711.53         6,067,500           687.22        4,260,747           553.92
  Exercised               (369,721)        420.49       (1,196,024)           387.11      (1,065,674)           435.46
  Forfeited               (733,158)        781.17         (934,616)           793.48        (451,183)           614.97
  Outstanding at         20,990,641        670.58        15,153,496           651.07       11,216,636           615.23
  31 December

The weighted average fair value of options granted in the year was GBP1.41 (2001: GBP1.50; 2000: GBP1.29). Of the options outstanding at 31 December 2002 4,409,916 were exercisable (2001: 3,789,890; 2000: 3,410,961) and had a weighted average exercise price of GBP6.84 (2001: GBP6.04; 2000: GBP4.04).

48     Differences between UK GAAP and US GAAP (continued)

c     Share compensation schemes (continued)

Share retention plan

In 2001, the Group adopted the Lloyds TSB Group plc Share Retention Plan. Options granted under this scheme are not subject to any performance conditions and are exercisable between 3 and 10 years from the date of grant. The option granted in 2001 was made specifically to facilitate the recruitment of Mr Daniels and has a total exercise price of GBP1.



Share retention plan                                     2002
                                             Number of shares

Outstanding at 1 January and 31 December              216,763


The weighted average remaining vesting period as at 31 December 2002 was 2 years.

Save-As-You-Earn scheme

Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) scheme to save up to GBP250 per month and, at the expiry of a fixed term of three or five years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discount, which is currently 20 per cent of the market price at the date the options were granted. Grants in periods up to 31 December 2001 also had options exercising after seven years.



  SAYE scheme                                   2002                              2001                            2000
                                             Weighted                         Weighted                        Weighted
                                             average                           average                         average
                    Number of options        exercise  Number of options      exercise         Number of      exercise
                                               price                             price           options         price
                                             (pence)                           (pence)                         (pence)
  Outstanding at          106,806,493         479.30         136,169,743        404.03       141,451,803        393.90
  1 January
  Granted                  35,113,451         508.28          23,850,747        548.29        55,205,646        455.64
  Exercised              (18,847,753)         409.39        (44,897,336)        283.69      (26,567,632)        179.71
  Forfeited              (18,524,044)         547.53         (8,316,661)        500.73      (33,920,074)        621.48
  Outstanding at          104,548,147         489.55         106,806,493        479.30       136,169,743        404.03
  31 December


The weighted average fair value of options granted in the year was GBP1.75 (2001: GBP2.24; 2000: GBP1.65). Of the options outstanding at 31 December 2002 3,923,030 were exercisable (2001: 1,411,511; 2000: 835,316) and had a weighted average exercise price of GBP5.87 (2001: GBP3.81; 2000 GBP4.75).

The ranges of exercise prices, weighted average fair values and weighted average contractual life for the options granted under the Executive and SAYE schemes outstanding at 31 December 2000, 2001 and 2002 are shown in the table below:



                                                 2002                             2001                            2000
                           Executive             SAYE        Executive            SAYE       Executive            SAYE
  Exercise price       242.50-887.50    160.40-768.00    242.50-887.50   160.40-768.00   242.50-887.50   160.40-768.00
  (pence)
  Fair value (pence)          63-209           67-295           63-209          67-295          63-209          63-295
  Weighted average
  remaining life                 7.7              2.8              7.9             2.8             7.6             2.6
  (years)

48     Differences between UK GAAP and US GAAP (continued)

c     Share compensation schemes (continued)

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and number of options outstanding at 31 December 2002 for the Executive and SAYE schemes are as follows:



                                        Executive scheme                                  SAYE Scheme

                             Weighted         Weighted                         Weighted        Weighted
                              average          average        Number of         average         average         Number of
                       exercise price   remaining life          options  exercise price  remaining life           options
                              (pence)          (years)                          (pence)         (years)
  Exercise
  price range
  GBP1 to GBP2                     -                -                 -         180.71              0.2            19,218
  GBP2 to GBP3                244.64              2.2           382,625         261.97              0.9         4,410,068
  GBP3 to GBP4                321.00              3.2           416,491              -                -                 -
  GBP4 to GBP5                     -                -                 -         453.55              3.0        59,723,713
  GBP5 to GBP6                542.56              6.7         4,759,270         549.40              2.9        34,713,068
  GBP6 to GBP7                661.38              8.3         4,123,727         632.00              1.4         2,997,438
  GBP7 to GBP8                720.05              9.1         8,694,228         733.65              1.5         2,684,642
  GBP8 to GBP9                871.64              5.7         2,614,300              -                -                 -


The fair value calculations are based on the following assumptions:



                          Executive            SAYE
Risk-free interest rate       5.25%           4.62%
Expected life               5 years    3 or 5 years
Expected volatility             40%             40%
Expected dividend yield        6.4%            6.4%

Details of options outstanding in respect of stock compensation plans operated prior to 1 January 1995 are as follows:



  2002                                       Weighted   Number of shares
                                       average option        as to which     Number of       Number of        Weighted
                                            price at        options were       options         options         average
                           Number of     31 December      exercisable at        lapsed       exercised        exercise
                         options at          (pence)        31 December    during year     during year           price
                        31 December                                                                            (pence)

  Lloyds TSB Group
  Staff Share Save                -                -                  -        28,086          37,869           161.0
  Scheme
  Lloyds TSB Group
  plc Executive              48,680            207.0             48,680             -          40,566           141.7
  Share Option
  Scheme (1989)
  Lloyds TSB Group
  plc Executive             110,897            282.5            110,897             -          26,671           282.5
  Share Option
  Scheme
  Lloyds Bank Plc
  Senior                     87,880            200.7             87,880             -          35,152           200.6
  Executives' UK
  Share Option
  Scheme 1987
  Lloyds TSB Group
  Rollover Scheme                 -                -                  -             -          18,678           146.6
  (formerly Lloyds
  Abbey Life)
                            247,457                             247,457        28,086         158,936


48     Differences between UK GAAP and US GAAP (continued)

c     Share compensation schemes (continued)



  2001                                                Number of shares
                                           Weighted        as to which                                        Weighted
                                     average option       options were      Number of        Number of         average
                         Number of         price at     exercisable at        options          options  exercise price
                        options at      31 December        31 December         lapsed        exercised         (pence)
                       31 December          (pence)                       during year      during year
  Lloyds TSB Group
  Staff Share Save               -                -                  -         10,839          476,580           210.6
  Scheme (1989)
  Lloyds TSB Group
  Staff Share Save          65,955            161.0             65,955          7,190          755,460           161.0
  Scheme
  Lloyds TSB Group
  plc Executive             89,246            177.3             89,246              -           95,070           203.3
  Share Option
  Scheme (1989)
  Lloyds TSB Group
  plc Executive            137,568            282.5            137,568              -           17,344           282.5
  Share Option
  Scheme
  Lloyds Bank Plc
  Senior                   123,032            200.7            123,032          2,704          200,096           161.5
  Executives' UK
  Share Option
  Scheme 1987
  Lloyds TSB Group
  Rollover Scheme           18,678            139.0             18,678        258,099           37,540           146.6
  (formerly Lloyds
  Abbey Life)
                           434,479                             434,479        278,832        1,582,090



d     Earnings per share

Basic earnings per share under US GAAP differ from UK GAAP (see Note 10) only to the extent that income calculated under US GAAP differs from UK GAAP.

Diluted earnings per share measures the effect that existing share options would have on the basic earnings per share if they were to be exercised, by increasing the number of ordinary shares, although any options that are anti-dilutive are excluded from this calculation. An option is considered anti-dilutive when the value of the exercise price exceeds the market price. Under US GAAP certain incentive plan shares, for which the trustees have waived all dividend and voting rights, have also been included in the calculation of diluted earnings per share.


                                                            2002        2001*       2000*
Basic
Net income (US GAAP)                                   GBP1,751m    GBP1,632m   GBP1,986m
Weighted average number of ordinary shares in issue       5,570m       5,533m      5,487m
Earnings per share                                         31.4p        29.5p       36.2p

Diluted
Net income (US GAAP)                                   GBP1,751m    GBP1,632m   GBP1,986m
Weighted average number of ordinary shares in issue       5,600m       5,595m      5,548m
Earnings per share                                         31.3p        29.2p       35.8p

The  weighted  average  number  of   anti-dilutive   shares  excluded  from  the
calculation of diluted earnings per share was 17 million at 31 December 2002 (2001: 9 million; 2000: 14 million).

*restated (see page F-67)

48     Differences between UK GAAP and US GAAP (continued)

e     Derivatives held for risk management purposes

Under UK GAAP, the Group uses a variety of financial instruments to hedge exposures in its banking book; these hedges are accounted for on an accruals basis, in line with the underlying instruments being hedged. Any gains or losses that would occur if these instruments were carried at market value are therefore not recognised.

For the purposes of US GAAP, the Group believes that derivatives that are hedges under UK GAAP do not qualify for hedge accounting under the provisions of SFAS No. 133; prior to the adoption of SFAS No. 133, such exposures did not qualify for hedge accounting under US GAAP either and therefore there was no transition adjustment in respect of SFAS No. 133. Accordingly these exposures have been marked to market, with the resulting gains and losses taken directly to income. The movement in the US GAAP adjustment arising is summarised below:



                                                2002    2001*   2000*
                                                GBPm     GBPm    GBPm
Balance at 1 January                           (417)    (251)   (168)
Exchange and other adjustments                    14      (6)       3
Net losses recognised in the year                396      230      84
Unrecognised losses arising during the year     (91)    (390)   (170)
                                                 305    (160)    (86)
Balance at 31 December                          (98)    (417)   (251)



* restated (see page F-67)

These activities are discussed more fully on pages 60 to 63 and in Note 45e on page F-57.

f     Investment securities

Under UK GAAP investment securities are held at amortised cost except within the long-term insurance businesses where the securities are held at market value, with unrealised gains and losses taken to the income statement in the period to which they relate.

Under SFAS No. 115 all debt  securities  and equity  shares are  classified  and disclosed as either held-to-maturity, available-for-sale or trading. Those classified as held-to-maturity are measured at amortised cost.
Available-for-sale securities are measured at fair value with unrealised gains and losses excluded from the income statement and reported net of tax and minority interests as a separate component of other comprehensive income. Trading securities are measured at fair value with unrealised gains and losses included in the income statement. Debt securities and equity shares categorised as available-for-sale under US GAAP give rise to an adjustment to accumulated other comprehensive income as detailed on page F-69.

The disclosures for investment securities in the tables below include those held within the banking business as reported in Notes 16 and 17 and those held within the insurance business. Securities held by the general insurance business are included within Notes 16 and 17 under UK GAAP; for the purposes of US GAAP they are classified within insurance activities. At 31 December 2002, the book and market values of these securities was GBP297 million (2001 GBP273 million). The Group had no held-to-maturity securities at 31 December 2002 or 31 December 2001.



                                                                                            2002      2001
                                                                                            GBPm      GBPm
Proceeds from sales of available-for-sale investment debt securities and equity shares    15,502    15,989
Gross realised gains                                                                       (197)     (210)
Gross realised losses                                                                         34        27
Net amount sold                                                                           15,339    15,806

Realised gains and losses are computed  using the weighted  average cost method.
There  were  no  material   gains  recorded  on  securities   transferred   from
available-for-sale to trading.

48     Differences between UK GAAP and US GAAP (continued)

f     Investment securities (continued)


        2002                                                           Gross         Gross
                                                     Amortised    unrealised    unrealised    Carrying
                                                          cost         gains        losses       value
                                                          GBPm          GBPm          GBPm        GBPm
Available-for-sale investment securities:
UK government                                              622            54             -         676
Securities of the US Treasury and US government
agencies                                                 1,740             3           (7)       1,736
European governments                                       106             -             -         106
Other government securities                              1,159           928         (874)       1,213
Other public sector securities                              70             3             -          73
Bank and building society certificates of deposit        3,147             1             -       3,148
Corporate debt securities                                4,288           157          (25)       4,420
Mortgage backed securities                                 893             -           (1)         892
Other asset backed securities                            2,817            12           (9)       2,820
Other debt securities                                    1,478             9           (3)       1,484
Debt securities                                         16,320         1,167         (919)      16,568
Equity shares                                               38            34           (5)          67
                                                        16,358         1,201         (924)      16,635
Of which:
Banking                                                 11,603           931         (899)      11,635
Insurance                                                4,755           270          (25)       5,000
                                                        16,358         1,201         (924)      16,635



2001                                                                               Gross      Gross
                                                     Amortised   unrealised   unrealised   Carrying
                                                          cost        gains       losses      value
                                                          GBPm         GBPm         GBPm       GBPm
Available-for-sale investment securities:
UK government                                              516           24          (3)        537
Securities of the US Treasury and US
government agencies                                         13            -            -         13
European governments                                       105            -            -        105
Other government securities                              2,045          256         (53)      2,248
Other public sector securities                              54            1          (2)         53
Bank and building society certificates of deposit        4,670            8          (1)      4,677
Corporate debt securities                                3,214           64         (41)      3,237
Mortgage backed securities                                 521            6            -        527
Other asset backed securities                            2,328            6          (2)      2,332
Other debt securities                                    1,328            3          (4)      1,327
Debt securities                                         14,794          368        (106)     15,056
Equity shares                                               41           29            -         70
                                                        14,835          397        (106)     15,126
Of which:
Banking                                                 10,754          298         (56)     10,996
Insurance                                                4,081           99         (50)      4,130
                                                        14,835          397        (106)     15,126


48     Differences between UK GAAP and US GAAP (continued)

f     Investment securities (continued)

Maturity of investment debt securities:



                           Due within 1     Due between 1      Due between        Due over   No fixed
                                   year       and 5 years   5 and 10 years        10 years   maturity     Total
                                   GBPm              GBPm             GBPm            GBPm       GBPm      GBPm
  2002
  Available-for-sale
  Amortised cost                  3,833             4,941            3,837           3,471        238    16,320
  Fair value                      3,847             4,941            3,873           3,657        250    16,568
  2001
  Available-for-sale
  Amortised cost                  5,070             2,189            3,213           4,145        177    14,794
  Fair value                      5,083             2,185            3,250           4,358        180    15,056

g     Own shares

Own shares held of GBP154 million at 31 December 2002 (2001: GBP251 million) have been netted off against Additional Paid-in Capital within Shareholders' equity in accordance with ARB No. 51.

h     Deferred taxation

In accordance with the provisions of SFAS No. 109, the US GAAP deferred tax liability is:



                                              2002      2001*
                                              GBPm       GBPm
Deferred tax liabilities:
Assets used in the business                   (21)          2
Assets leased to customers                   1,696      1,596
Pension schemes                                  -        776
Value of business acquired                     543        728
Deferred acquisition costs                     209        190
Pension profit recognition                     167        102
Unrealised gains on trading securities           -        149
Other                                          277        353
Total liabilities                            2,871      3,896
Deferred tax assets:
Goodwill                                     (335)      (333)
General loan loss allowance                  (104)      (106)
Tax losses - pensions business             (1,362)    (1,230)
           - other                           (265)      (367)
Specific loan loss allowance                  (67)       (92)
Pension schemes                              (602)          -
Unrealised losses on trading securities       (20)          -
Other                                        (417)      (305)
Total assets                               (3,172)    (2,433)
Valuation allowance                          1,727      1,691
                                             1,426      3,154


* restated (see page F-67)

48     Differences between UK GAAP and US GAAP (continued)

h     Deferred taxation (continued)

Valuation allowance
Scottish Widows has a significant with-profits pensions business. This business is subject to UK corporation tax on the basis of a notional return determined by the UK taxation authorities. To the extent that the actual return from the business is less than the notional return, tax losses accumulate which may be carried forward and offset against excess returns in future years. The value of these losses at 31 December 2002 was GBP1,170 million (2001: GBP1,230 million). Excess returns have only occurred once in the thirteen years since this basis of taxation was introduced and are only likely to be triggered in the future if interest rates increase significantly or the actuarial valuation basis alters significantly. Given the current low interest rate environment and in view of the fact that the actuarial valuation basis is currently considered unlikely to alter significantly, in the opinion of management it is more likely than not that these losses will not be realised and therefore a full valuation allowance has been established against this balance.

A further valuation allowance of GBP222 million (2001: GBP128 million) has been established against other tax losses which are not expected to be utilised in the foreseeable future. Under UK tax legislation, certain capital losses may only be offset against taxable gains of a particular type and consequently the associated deferred tax assets are less certain of realisation. Assessments have been made as to the likelihood of gains arising that can be offset against these losses and, to the extent that it is more likely than not that these losses will not be realised, appropriate valuation allowances have been established. In relation to other tax losses, the pattern of utilisation of losses over previous years has been reviewed together with gains that may be realised in the foreseeable future and an appropriate valuation allowance established to the extent that it is more likely than not that these losses will not be realised.

A deferred tax asset of GBP335 million (2001: GBP333 million) has been recognised as a result of the different accounting and tax treatments for goodwill arising upon acquisition of companies and businesses. There is currently no expectation that these businesses will be disposed of and therefore in the opinion of management it is more likely than not that these losses will not be realised. Accordingly, a full valuation allowance has been established against this balance.

Tax losses
The Group has the following tax losses available to be carried forward and offset against the future taxable profits of certain subsidiaries. The majority of the losses may be carried forward indefinitely.



                      2002     2001
                      GBPm     GBPm
Trading losses         403      403
Capital losses         370      447
Pensions business    3,900    4,100
                     4,673    4,950


US GAAP reconciliation
The following tables reconcile the UK GAAP tax charge and deferred tax liability to the US GAAP tax charge and deferred tax liability as disclosed on pages F-70 and F-71.



                                             2002    2001*   2000*
                                             GBPm     GBPm    GBPm
UK GAAP Profit and loss tax charge            764      875   1,082
Deferred tax - US GAAP                       (25)     (52)      75
Deferred tax - US GAAP reconciling items    (163)    (297)   (437)
US GAAP Profit and loss tax charge            576      526     720


* restated (see note 1 and page F-67)

48     Differences between UK GAAP and US GAAP (continued)

h     Deferred taxation (continued)



                                                2002    2001*
                                                GBPm     GBPm
UK GAAP Deferred tax liability                 1,317    1,411
Deferred tax - UK pension (asset) liability    (854)      152
Deferred tax - US GAAP                            60       85
Deferred tax - US GAAP reconciling items       1,151    1,550
Other items **                                 (248)     (44)
US GAAP Deferred tax liability                 1,426    3,154



*    restated (see note 1 and page F-67)

** Under UK GAAP applicable to banking groups, the Group accounts for its life assurance operations using the embedded value basis of accounting and the shareholder's and policyholders' interests are accounted for as one-line items. Under US GAAP the constituent parts of the shareholder's and policyholders' interests are separately disclosed and as a result of this reclassification the total deferred tax liability has been increased. There is no impact on the underlying shareholder's equity.


i     Loan impairment

At 31 December 2002, the Group estimated that there was no difference between the carrying value of its loan portfolio on the basis of SFAS No. 114 and its value in the UK GAAP financial statements. Impaired loans are those reported as non-performing on page F-23, less those loans which are outside the scope of SFAS No. 114, and amounted to GBP629 million (2001: GBP472 million). The impairment reserve in respect of these loans estimated in accordance with the provisions of SFAS No. 114 was GBP412 million (2001: GBP249 million). During the year ended 31 December 2002, impaired loans, including those excluded from SFAS No. 114, averaged GBP1,247 million (2001: GBP1,198 million) and interest income recognised on these loans was GBP31 million (2001: GBP27 million).

j     Significant Group concentrations of credit risk

SFAS No. 107 'Disclosure about Fair Value of Financial Instruments' states that concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group's exposure to credit risk is concentrated in the United Kingdom where the majority of the Group's activities are conducted and is detailed further in Note 15.

k     Repos and reverse repos

The Group enters into reverse repo transactions which are accounted for as collateralised loans. It is the Group's policy to seek collateral which is at least equal to the amount loaned. At 31 December 2002, the fair value of collateral accepted under reverse repo transactions that the Group is permitted by contract or custom to sell or repledge was GBP1,295 million (2001: GBP1,042 million). Of this, GBP139 million (2001: GBP230 million) was sold or repledged as at 31 December 2002. The remainder has been held for continuing use within the business. The Group also enters into repos which are accounted for as secured borrowings. As at 31 December 2002, the carrying value of assets that have been pledged as collateral under repo transactions where the secured party is permitted by contract or custom to sell or repledge was GBP1,552 million (2001: GBP1,408 million).

l     Variable interest entities

Lloyds TSB Group holds a number of variable interests in variable interest entities. Certain of these are consolidated under UK GAAP and form part of the Lloyds TSB Group's consolidated accounts and are detailed further in Note 21. Lloyds TSB Group does not believe it is the primary beneficiary in respect of other significant interests held in variable interest entities that have not been consolidated under UK GAAP. At 31 December 2002, the aggregate total and Lloyds TSB Group's maximum exposure to loss in respect of such interests is analysed as follows:




                                         Total assets   Maximum exposure to loss
                                                 GBPm                       GBPm
Asset-backed commercial paper conduits            840                        910

The Lloyds TSB Group continues to review the implications of FASB Interpretation No. 46 'Consolidation of Variable Interest Entities' in order to determine whether it will become necessary to consolidate any such entities for US GAAP purposes.

48     Differences between UK GAAP and US GAAP (continued)

m     Segmental analysis

Under UK GAAP, if an entity has two or more classes of business, or operates in two or more geographical segments which differ substantially from each other, Statement of Standard Accounting Practice No 25 "Segmental Reporting" requires that information concerning the results and net assets of the different classes of business and geographical segments should be given in the accounts. In determining whether an entity has different classes of business the accounting standard recommends that a number of factors should be taken into account, including the nature of products and services, the markets in which they are sold, the distribution channels for the products and the manner in which the entity's activities are organised. Ultimately, however, SSAP 25 states that the determination of an entity's classes of business depends upon the judgement of the directors. The Group's segmental analysis prepared in accordance with UK GAAP is shown in Note 2 on pages F-15 to F-17.

In order to give a more meaningful presentation of the performance of the Group's operations and to take into account the similarities of products and services, customer bases, distribution channels and regulatory regimes, the results of a small number of businesses have been reflected in different reporting segments for financial reporting purposes compared with the management accounts. The effect of this is shown below.

Under US GAAP, SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" defines an operating segment as a component of the business that engages in business activities from which it may earn income or incur expenses and whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resource allocation and to assess its performance. SFAS No. 131 permits the aggregation of operating segments if the segments demonstrate similar economic characteristics and if the segments are similar in the following respects: the nature of the products and services offered; the nature of the production processes; the type or class of customer for their products or services; the distribution channels; and the nature of the regulatory environment.


UK Retail Banking                   2002                                    2001                                   2000
and Mortgages                                  Figures                             Figures                            Figures
                       Figures               disclosed      Figures              disclosed      Figures             disclosed
                      based on                      in     based on                     in     based on                    in
                    management   Businesses  segmental   management  Businesses  segmental   management  Businesses segmental
                      accounts  transferred   analysis     accounts transferred   analysis     accounts transferred  analysis
                          GBPm         GBPm       GBPm         GBPm        GBPm       GBPm         GBPm        GBPm      GBPm
Net interest income        2,819        521      3,340         2,610        492      3,102        2,502        449      2,951
Other operating
income                       836        240      1,076           857        278      1,135          866        277      1,143

Total income               3,655        761      4,416         3,467        770      4,237        3,368        726      4,094
Operating expenses        (2,202)      (468)    (2,670)       (2,177)      (430)    (2,607)      (2,005)      (396)    (2,401)

Trading surplus            1,453        293      1,746         1,290        340      1,630        1,363        330      1,693
Provisions for bad
and
doubtful debts              (496)       (67)      (563)         (357)       (58)      (415)        (288)       (44)      (332)
Income from joint
   ventures                  (11)         -        (11)          (10)         -        (10)           2          -          2

Profit before tax            946        226      1,172           923        282      1,205        1,077        286      1,363


Wholesale Markets
and  International Banking            2002                                2001                               2000
                                               Figures                             Figures                            Figures
                       Figures               disclosed      Figures              disclosed      Figures             disclosed
                      based on                      in     based on                     in     based on                    in
                    management   Businesses  segmental   management  Businesses  segmental   management  Businesses segmental
                      accounts  transferred   analysis     accounts transferred   analysis     accounts transferred  analysis
                          GBPm         GBPm       GBPm         GBPm       GBPm        GBPm         GBPm       GBPm       GBPm

Net interest income        2,424       (521)     1,903         2,334       (489)     1,845        2,091       (449)     1,642
Income from
long-term assurance
business                      11          -         11            12          -         12            8          -          8
Other operating
income                     1,578       (240)     1,338         1,421       (225)     1,196        1,268       (278)       990

Total income               4,013       (761)     3,252         3,767       (714)     3,053        3,367       (727)     2,640
Operating expenses        (2,185)       468     (1,717)       (1,961)       438     (1,523)      (1,769)       406     (1,363)

Trading surplus            1,828       (293)     1,535         1,806       (276)     1,530        1,598       (321)     1,277
Provisions for bad
and doubtful debts          (540)        67       (473)         (396)        58       (338)        (272)        44       (228)
Amounts written-off
  fixed asset investments    (57)         -        (57)          (22)         -        (22)         (14)         -        (14)
Profit on sale of
businesses                     -          -          -            39          -         39            -          -          -

Profit before tax          1,231       (226)     1,005         1,427       (218)     1,209        1,312       (277)     1,035



48     Differences between UK GAAP and US GAAP (continued)

n     Insurance activities

The following tables summarise the adjustments to the profit and loss account and balance sheet which would arise from the application of US GAAP to the Group's insurance business.



Profit and loss account                         2002      2002     2002     2001*     2001     2001*    2000*     2000    2000*
                                                Life   General    Total     Life   General    Total     Life   General    Total
                                       Note     GBPm      GBPm     GBPm     GBPm      GBPm     GBPm     GBPm      GBPm     GBPm

Income  from  long-term   assurance     (i)      303         -      303       29         -       29     (443)        -     (443)
business
Other interest and dividends            (i)    1,187         -    1,187    1,019         -    1,019      948         -      948
Insurance premiums                      (i)    1,525         -    1,525    1,232         -    1,232    1,205         -    1,205
Other income                            (i)   (2,101)        -   (2,101)  (2,005)        -   (2,005)     258         -      258
Policyholder  benefits  and  claims     (i)   (1,394)        -   (1,394)  (2,033)        -   (2,033)  (1,585)      (12)  (1,597)
expense
Movement      in      undistributed
policyholder allocations                       1,588         -    1,588    2,427         -    2,427      317         -      317
Insurance underwriting, operating
and
acquisition expenses                    (i)     (760)        2     (758)    (697)       (4)    (701)    (734)       13     (721)
Depreciation                            (i)      (16)        -      (16)     (23)        -      (23)     (16)        -      (16)
Amortisation of value of long-term
assurance business acquired            (ii)     (725)        -     (725)    (305)        -     (305)    (285)        -     (285)
Revenue and expense recognition                    -        (3)      (3)       -        24       24        -       (26)     (26)
Equalisation provision                             -        10       10        -         8        8        -         4        4

Total adjustments before tax                    (393)        9     (384)    (356)       28     (328)    (335)      (21)    (356)



Balance sheet                                                            2002      2002       2002      2001 *   2001      2001 *
                                                                         Life   General      Total      Life   General    Total
                                                               Note      GBPm      GBPm       GBPm      GBPm     GBPm      GBPm

Long-term assurance business attributable to the               (ii)   (6,228)         -    (6,228)   (6,366)         -  (6,366)
shareholder
Long-term assurance assets attributable to policyholders      (iii)  (45,340)         -   (45,340)  (46,389)         - (46,389)
Cash and due from banks                                                2,117          -     2,117     2,604          -   2,604
Trading account assets                                         (iv)   24,664          -    24,664    25,620          -  25,620
Tangible fixed assets                                                    157          -       157       163          -     163
Deferred acquisition costs                                      (v)      709        (13)      696       660        (15)    645
Value of long-term assurance business acquired                 (ii)    2,282          -     2,282     3,007          -   3,007
Separate account assets                                      (viii)   18,945          -    18,945    22,067          -  22,067
Other assets                                                           1,014         33     1,047     1,190         36   1,226
Indebtedness of related parties                                        1,588          -     1,588     1,919          -   1,919
Long-term assurance liabilities to policyholders              (iii)   45,340          -    45,340    46,389          -  46,389
Debt securities in issue                                                (154)         -      (154)      (99)         -     (99)
Policyholder liabilities                                       (vi)  (23,632)         -   (23,632)  (23,401)         - (23,401)
Undistributed policyholder allocations                        (vii)   (1,890)         -    (1,890)   (3,478)         -  (3,478)
Equalisation provision                                                     -         41        41         -         31      31
Other liabilities                                                       (429)         -      (429)     (835)         -    (835)
Separate account liabilities                                 (viii)  (18,945)         -   (18,945)  (22,067)         - (22,067)
Indebtedness to related parties                                         (333)         -      (333)   (1,023)         -  (1,023)

Total adjustments before tax                                            (135)        61       (74)      (39)        52      13



* restated (see note 1)

48     Differences between UK GAAP and US GAAP (continued)

n     Insurance activities (continued)

(i)     Revenue recognition

Under UK GAAP applicable to banking groups, the Group accounts for its life assurance operations using the embedded value basis of accounting. An embedded value is an actuarially determined estimate of the economic value of a life assurance company, excluding any value which may be attributed to future new business. The embedded value is the sum of the net assets of the life assurance company and the present value of the in-force business. The value of the in-force business is calculated by projecting future net cash flows using appropriate economic and actuarial assumptions and the result discounted at a rate which reflects the shareholders' overall risk premium. The change in the embedded value during any reporting period adjusted for any dividends declared or capital injected, and grossed up at the underlying rate of corporation tax, is reflected in the Group's profit and loss account as income from long-term assurance business.

US GAAP requires that results of the life assurance business should be reported on a gross basis and reflected in appropriate captions in the income statement. Premiums from conventional with-profits policies and other protection-type life insurance policies are recognised as revenue when due from the policyholder. Premiums from unitised with-profits life insurance policies and investment contracts, which have minimal mortality risk, are reported as increases in policyholder account balances when received. Revenues derived from these policies consist of mortality charges, policy administration charges, investment management fees and surrender charges that are deducted from policyholders' accounts and are disclosed within other income.

Under US GAAP, premiums and policy charges received that relate to future periods are deferred until the period to which they relate. For limited payment annuities, the excess of the gross premium over the US GAAP net benefit premium is deferred and amortised in relation to the expected future benefit payments. For investment contracts, policy charges that benefit future periods are deferred and amortised in relation to expected gross profits.

(ii)     Value of long-term assurance business acquired

Under US GAAP the value of the long-term assurance business acquired ('VOBA') is calculated at acquisition by discounting future earnings to a present value. In subsequent years the VOBA is amortised over the premium recognition period for with-profits life insurance and other protection-type insurance policies using assumptions consistent with those used in computing policyholder benefit provisions. VOBA for investment-type policies and unitised insurance policies is amortised in relation to expected gross profits. Expected gross profits are evaluated regularly against actual experience and revisions made to allow for the effect of any changes.


                                            2002     2001
                                            GBPm     GBPm
Balance at 1 January                       3,007    3,312
Interest accrued on unamortised balance    (108)     (92)
Amortisation                               (617)    (213)
Balance at 31 December                     2,282    3,007



Over the next 5 years the amount of VOBA expected to be amortised prior to interest accruals is:


2003   GBP190m
2004   GBP173m
2005   GBP167m
2006   GBP161m
2007   GBP155m

(iii)     Balance sheet

Under UK GAAP applicable to banking groups, in order to reflect the different nature of the shareholder's and policyholders' interests in the long-term assurance business these are shown separately as one-line items in the Group's balance sheet. The value of the long-term assurance business attributable to the shareholder comprises the net assets of the life assurance companies and the value of the in-force business. The assets attributable to policyholders mainly comprise the investments held in the long-term assurance funds either on behalf of policyholders, or which have not yet been allocated to either the policyholders or the shareholder. Liabilities to policyholders mainly comprise policyholder benefit provisions.

48     Differences between UK GAAP and US GAAP (continued)

n     Insurance activities (continued)

(iii)     Balance sheet (continued)

Under US GAAP the constituent parts of the shareholder's and policyholders' interests in the long-term assurance business are separately disclosed. Significant differences also arise regarding the valuation of the constituent assets and liabilities, which are discussed further in the notes which follow.

(iv)     Investments

Under UK GAAP applicable to banking groups, debt securities and equity shares held within the long-term assurance funds are included in the Group's balance sheet at market value; investment properties are included at existing use value.

Under US GAAP, debt securities are classified as trading, available-for-sale or held-to-maturity; equity shares may only be classified as trading or available-for-sale. Securities classified as trading are carried at current market value. Securities classified as available-for-sale are carried at current market value, and unrealised gains and losses arising are held as a separate component of shareholders' equity. Securities classified as held-to-maturity are carried at amortised cost. In addition, US GAAP requires that all freehold and long leasehold properties should be carried at depreciated historic cost.

For those securities classified as available-for-sale, the disclosures required under SFAS No. 115 are presented in aggregate with the banking business on pages F-83 to F-85.

(v)     Deferred acquisition costs

Under UK GAAP applicable to banking groups, the cost of acquiring new and renewal life assurance business is recognised in the embedded value calculation as incurred.

Under US GAAP the costs incurred by the Group in the acquisition of new and renewal life insurance business are capitalised. These consist of the acquisition costs, principally commissions, marketing and advertising and the administration costs associated with the processing and policy issuance, typically underwriting, together these are capitalised as an asset and amortised in relation to the profit margin of the policies acquired.

Deferred acquisition costs for conventional with-profits life insurance and other protection type insurance policies are amortised in relation to premium income using assumptions consistent with those used in computing policyholder benefits provisions. Investment, universal life, and separate account contracts are amortised in proportion to the estimated gross profits arising from the contracts.

(vi)     Policyholder liabilities

Under UK GAAP applicable to banking groups, future policyholder benefit provisions included in the Group's balance sheet are calculated using net premium methods for conventional with-profits life insurance and other protection-type policies and are based on fund value for unitised with-profits insurance policies and investment-type policies. Net premiums are calculated using assumptions for interest, mortality, morbidity and expenses. These assumptions are determined as prudent best estimates at the date of valuation. Liabilities are not established for future annual and terminal bonus declarations.

Under US GAAP, for unitised with-profits insurance and other investment-type policies, the liability is represented by the policyholder's account balance before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection-type insurance policies are developed using the net level premiums method. Assumptions for interest, mortality, morbidity, withdrawals and expenses were prepared using best estimates at date of policy issue (or date of company acquisition by the Group, if later) plus a provision for adverse deviation based on Group experience. Interest assumptions range from 4 per cent to 7 per cent.

(vii)     With-profits business

With-profits policies entitle the policyholder to participate in the surplus within the with-profits life fund of the insurance company which issued the policy. Regular bonuses are determined annually by the issuing company's Appointed Actuary and its board of directors. The bonuses that may be declared are highly correlated to the overall performance of the underlying assets and liabilities of the fund in which the contracts participate and are the subject of normal variability and volatility. Terminal bonuses are paid on maturity of the contract and are designed to provide policyholders with a share of the total performance of the issuing company during the period of the contract.

48     Differences between UK GAAP and US GAAP (continued)

n     Insurance activities (continued)

(vii)     With-profits business (continued)

The contract for conventional with-profits business written into the with-profits fund provides that approximately 90 per cent of the surplus arising from the net assets of the fund are allocated to policyholders in the form of annual bonuses. For unitised with-profits business written into the with-profits fund all of the surplus is allocated to policyholders as bonus.

Under UK GAAP all amounts in the with-profits fund not yet allocated to policyholders or shareholders are recorded in the liabilities attributable to policyholders on the Group's balance sheet.

Under US GAAP a liability is established for undistributed policyholder allocations. The excess of assets over liabilities in the with-profits fund is allocated to the policyholders and shareholders in accordance with the proportions prescribed by the contracts. The remaining liability comprises the obligation of the insurance company to the policyholders.

(viii)     Separate account assets and liabilities

Under UK GAAP, segregated accounts are established for policyholder business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. This is referred to as linked business. Linked business can either be unit-linked, property-linked or index-linked. In the case of the unit-linked and property-linked business the policyholders bear the investment risk. The Group bears the investment risk relating to the index-linked business.

Under US GAAP only those assets where the policyholder bears the investment risk are reported as separate account assets and liabilities.

49     Parent company disclosures



a     Company profit and loss account            2002       2001      2000
                                                 GBPm       GBPm      GBPm
Net interest income                                15          6         8
Dividends received from group undertakings      1,908      1,872     1,685
Total income                                    1,923      1,878     1,693
Operating expenses                               (39)       (60)      (39)
Profit on ordinary activities before tax        1,884      1,818     1,654
Taxation credit                                    28         75        45
Profit on ordinary activities after tax         1,912      1,893     1,699
Dividends                                     (1,908)    (1,872)   (1,683)
Profit for the year                                 4         21        16


b     Company balance sheet                                 2002       2001
                                                            GBPm       GBPm
Fixed assets
Investments
Shares in group undertakings                               9,091     11,960
Loans to group undertakings                                1,723        759
Own shares                                                    18         23
                                                          10,832     12,742
Current assets
Debtors falling due within one year
Amounts owed by group undertakings                         1,375      1,369
Other debtors                                                 89         47
Tax recoverable                                               11         29
Cash balances with group undertakings                        250        114
                                                           1,725      1,559
Current liabilities
Amounts falling due within one year
Amounts owed to group undertakings                         1,801      1,760
Other creditors                                              103         62
Dividend payable                                           1,311      1,306
Loan capital                                                  14          -
                                                           3,229      3,128
Net current liabilities                                  (1,504)    (1,569)
Total assets less current liabilities                      9,328     11,173
Creditors: amounts falling due after more than one year
Loan capital                                               1,356        413
Net assets                                                 7,972     10,760
Capital and reserves
Called-up share capital                                    1,416      1,411
Share premium account                                      1,093        959
Revaluation reserve                                        3,025      5,894
Profit and loss account                                    2,438      2,496
Shareholders' funds (equity)                               7,972     10,760



c     Company cash flow statement                                             2002       2001      2000
                                                                              GBPm       GBPm      GBPm
Net cash inflow (outflow) from operating activities                             20       (68)     (149)
Returns on investments and servicing of finance:
Dividends received from group undertakings                                   1,903      1,736     1,375
Interest paid on subordinated liabilities (loan capital)                      (34)       (41)      (34)
Net cash inflow from returns on investments and servicing of finance         1,869      1,695     1,341
Taxation:
UK corporation tax received                                                     79         62        64
Capital expenditure and financial investment:
Capital lending to subsidiaries                                              (964)      (100)         -
Repayments of capital lending by subsidiaries                                    -        100         -
Net cash outflow from capital expenditure and financial investment           (964)          -         -
Equity dividends paid                                                      (1,903)    (1,738)   (1,522)
Net cash outflow before financing                                            (899)       (49)     (266)
Financing:
Issue of ordinary share capital net of GBP62 million
(2001: GBP182 million; 2000: GBP128 million) charge in respect of the QUEST     77        197        70
Issue of subordinated liabilities (loan capital)                               958          -         -
Repayments of subordinated liabilities (loan capital)                            -      (100)         -
Net cash inflow from financing                                               1,035         97        70
Increase (decrease) in cash                                                    136         48     (196)



d     Reconciliation to US GAAP                                               2002      2001
                                                                              GBPm      GBPm
Shareholders' funds (UK GAAP)                                                7,972    10,760
Dividends                                                                    1,311     1,306
Own shares                                                                    (18)      (23)
Revaluation of shares in group undertakings                                    925     1,378
Shareholders' equity (US GAAP)                                              10,190    13,421



e     Reconciliation of the movements in shareholders' equity under US GAAP   2002       2001         2000
                                                                              GBPm       GBPm         GBPm
Profit after tax (UK GAAP)                                                   1,912      1,893        1,699
Share compensation schemes                                                    (44)       (46)         (31)
Net income (US GAAP)                                                         1,868      1,847        1,668
Dividends paid                                                             (1,903)    (1,738)      (1,522)
                                                                              (35)        109          146
Issue of shares                                                                 77        194           70
Movement in own shares                                                           5          1           11
Share compensation schemes                                                      44         46           31
Revaluation of shares in group undertakings                                (3,322)      (519)          383
                                                                           (3,231)      (169)          641
Shareholders' equity at 1 January                                           13,421     13,590       12,949
Shareholders' equity at 31 December                                         10,190     13,421       13,590



                                                           GLOSSARY


Term Used                                            US Equivalent or Brief Description

Accounts.........................................    Financial statements.

Associates.......................................    Long-term equity investments accounted for by the equity method.

ATM..............................................    Automatic Teller Machine.

Attributable profit..............................    Net income.

Broking..........................................    Brokerage.

Building society.................................    A building  society is a mutual  institution  set up to lend money to its members for house purchases.  See also "Demutualisation".

Called-up share capital..........................    Ordinary shares, issued and fully paid.

Contract hire....................................    Leasing.

Cashpoint........................................    Automatic Teller Machine.

Creditors........................................    Payables.

Dealing..........................................    Trading.

Debtors..........................................    Receivables.

Demutualisation..................................    Process by which a mutual institution is converted into a public limited company.

Economic profit..................................    See  definition  under  "Operating and Financial  Review and  Prospects -
                                                     Economic profit".

Embedded value ..................................    See definition under "Operating and Financial Review and Prospects - Critical
                                                     accounting policies".

Endowment mortgage...............................    An interest-only  mortgage to be repaid by the proceeds of an endowment insurance policy which is assigned to the lender  providing the  mortgage.
                                                     The sum insured, which is payable on  maturity  or upon the death of the policyholder,  is used to repay the mortgage.

Estate agency....................................    Real estate agent.

Fees and commissions payable.....................    Fees and commissions expense.

Fees and commissions receivable..................    Fees and commissions income.

Finance lease....................................    Capital lease.

Freehold.........................................    Ownership with absolute rights in perpetuity.

Guaranteed annuity...............................    See "Business - Guaranteed Annuity Options".

Guaranteed annuity option........................    See "Business - Guaranteed Annuity Options".

Hire purchase....................................    See "Business - Wholesale Markets and International Banking - Asset finance".

Interchange......................................    System allowing  customers of different  Automatic  Teller Machine (ATM)
                                                     operators to use any ATM that is part of the  system.  The LINK  network is an  interchange in the UK.




Term Used                                            US Equivalent or Brief Description

Interest payable.................................    Interest expense.

Interest receivable..............................    Interest income.

ISA .............................................    Individual Savings Account.

Leasehold........................................    Land or  property  which is rented  from the owner for a  specified  term under a lease. At the expiry of the term the land or property reverts back to the owner.

Lien.............................................    Under UK law, a right to retain possession pending payment.

Life assurance...................................    Life insurance.

LINK network.....................................    See "Interchange".

Loan capital.....................................    Long-term debt.

Members..........................................    Shareholders.

Memorandum and articles of association...........    Articles and bylaws.

National Insurance...............................    A  form  of  taxation   payable  in  the  UK  by  employees,   employers  and
                                                     the self-employed,  used  to fund  benefits  at the  national  level
                                                     including  state pensions,   medical   benefits   through  the  National
                                                     Health   Service  (NHS), unemployment  and  maternity.  It is part of the  UK's national  social  security system and ultimately controlled by the Department of Social Security.

NBNZ.............................................    The National Bank of New Zealand Limited.

Nominal value....................................    Par value.

One-off..........................................    Non-recurring.

Ordinary shares..................................    Common stock.

Overdraft........................................    A line of credit,  contractually  repayable on demand unless a fixed-term has been agreed, established through a customer's current account.

Preference shares................................    Preferred stock.

Premises.........................................    Real estate.

Profit & loss account............................    Income statement.

Profit & loss account reserve....................    Retained earnings.

Provisions.......................................    Reserves.

Recurring premium................................    Premiums  which  are  payable  throughout  the  duration  of a policy  or for some shorter fixed period.

Reinsurance......................................    The  insuring  again by an  insurer  of the  whole  or part of a risk  that it has already insured with another insurer called a reinsurer.

SERPS............................................    State Earnings Related Pension Scheme, a UK government pension scheme.

Share capital....................................    Capital stock.

Shareholders' funds..............................    Stockholders' equity.

Share premium account............................    Additional paid-in capital.

Shares in issue..................................    Shares outstanding.



Term Used                                            US Equivalent or Brief Description

Single premium...................................    A premium in relation to an insurance  policy payable once at the commencement of the policy.

Stakeholder pension..............................    See  "Operating  and Financial  Review and  Prospects - Line of business information - Life, pensions and unit trusts operating profit - 2001 compared with 2000".

Superannuation...................................    An occupational pension scheme.

Tangible fixed assets............................    Property and equipment.

Undistributable reserves.........................    Restricted surplus.

Unit-linked products.............................    See "Business - Guaranteed Annuity Options".

Unit trust.......................................    Mutual fund.

VaR..............................................    Value  at  Risk,  see  definition   under  "Operating  and  Financial  Review
                                                     and Prospects - Market risk in banking operations - Trading Value at Risk
                                                     (VaR)".

VcV..............................................    Variance/covariance  methodology,  see definition  under  "Operating and
                                                     Financial Review and  Prospects - Market risk - Trading Value at Risk (VaR)".

Weighted sales...................................    The sum of regular  premiums plus  one-tenth of single  premiums paid by customers on life insurance, pensions and unit trusts.

With-profits bond................................    See "Operating and Financial Review and Prospects - Line of business information - Life, pensions and unit trusts operating profit - 2001 compared to 2000"

With-profits fund................................    See "Business - Insurance and Investments - Life assurance, pensions and investments".



                                                    FORM 20-F CROSS-REFERENCE SHEET

            Form 20-F Item Number and Caption                      Location                                                 Page

Part I
Item 1.     Identity of Directors, Senior Management and Advisors
            A.   Directors and senior management                   Not applicable.
            B.   Advisors                                          Not applicable.
            C.   Auditors                                          Not applicable.

Item 2.     Offer Statistics and Expected Timetable
            A.   Offer statistics                                  Not applicable.
            B.   Method and expected timetable                     Not applicable.

Item 3.     Key Information
            A.   Selected Financial Data                           "Selected Consolidated Financial Data".................     4
            B.   Capitalisation                                    Not required for annual report.
            C.   Reason for the offer and use of Proceeds          Not applicable.
            D.   Risk factors                                      "Risk Factors".........................................   102

Item 4.     Information on the Company
            A.   History and development of the Company            "Business".............................................     7
            B.   Business overview                                 "Business Overview"....................................     3
            C.   Organisation structure                            "Lloyds TSB Group Structure"...........................   105
            D.   Property, plant and equipment                     "Properties"...........................................    12

Item 5.     Operating and Financial Review and Prospects
            A.   Operating results                                 "Operating and Financial Review and Prospects".........    17
            B.   Liquidity and capital resources                   "Operating and Financial Review and
                                                                   Prospects-Liquidity and Capital Resources".............    67
            C........Research and development, patents and         Not applicable.
                     licenses, etc.


            D.   Trend information                                 "Operating and Financial Review and Prospects -
                                                                   Overview and Trend Information"........................    18

Item 6.     Directors, Senior Management and Employees
            A.   Directors and senior management                   "Management and Employees-Directors and senior
                                                                   management"............................................    76
            B.   Compensation                                      "Management and Employees-Compensation"................    78
            C.   Board practices                                   "Management and Employees-Board practices".............    83
            D.   Employees                                         "Management and Employees-Employees"...................    85
            E........Share ownership                               "Management and Employees-Share ownership".............    85

Item 7.     Major Shareholders and Related Party Transactions
            A.   Major shareholders                                "Major Shareholders and Related Party Transactions-
                                                                   Major shareholders"....................................    89
            B.   Related party transactions                        "Major Shareholders and Related Party Transactions-
                                                                   Related party transactions"............................    89
            C.   Interests of experts and counsel                  Not applicable.




            Form 20-F Item Number and Caption                      Location                                                 Page

Item 8.     Financial Information
            A.   Consolidated Financial Statements                 "Consolidated Financial Statements and Notes"..........   F-1
                                                                   "Business - Legal actions".............................    12
                                                                   "Dividends"............................................    96
            B.   Significant changes                               "Operating and Financial Review and Prospects".........    17

Item 9.     The Offer and Listing
            A.   Offer and listing details                         "Listing Information"..................................    94
            B.   Plan of distribution                              Not applicable.
            C.   Markets                                           "Listing Information"..................................    94
            D.   Selling shareholders                              Not applicable.
            E.   Dilution                                          Not applicable.
            F.   Expenses of the issue                             Not applicable.

Item 10.    Additional Information
            A.   Share capital                                     Not required for annual report.
            B.   Memorandum and Articles of Association            "Memorandum and Articles of Association"...............    96
            C.   Material contracts                                Not applicable.
            D.   Exchange controls                                 "Exchange Controls"....................................    96
            E.   Taxation                                          "Taxation".............................................    97
            F.   Dividends and paying agents                       Not applicable.
            G.   Statements by experts                             Not applicable.
            H.   Documents on display                              "Where You Can Find More Information"..................   101
            I.   Subsidiary information                            "Lloyds TSB Group Structure"...........................   105

Item 11.    Quantitative and Qualitative Disclosures about Market  "Operating and Financial Review and Prospects -
            Risk                                                   Enterprise-wide risk management".......................    48

Item 12.    Description of Securities Other than Equity Securities
            A.   Debt securities                                   Not applicable.
            B.   Warrants and rights                               Not applicable.
            C.   Other securities                                  Not applicable.
            D.   American Depositary Shares                        Not applicable.

Part II

Item 13.    Defaults, Dividends Arrearages and Delinquencies       Not applicable.
Item 14.    Material Modifications to the Rights of Security       Not applicable.
            Holders and Use of Proceeds
Item 15.    Controls and Procedures                                "Management and Employees - Corporate Governance"......    87
Item 16.    [Reserved by the Securities and Exchange Commission]

Part III

Item 17.    Financial statements                                   Not applicable.
Item 18.    Financial statements                                   "Consolidated Financial Statements and Notes"..........   F-1
Item 19.    Exhibits                                               "List of Exhibits", "Exhibits Index" and the pages
                                                                   following..............................................   112


                                      LIST OF EXHIBITS

1       Memorandum and articles of association of Lloyds TSB Group plc.*

2       (i)     Limited Partnership Agreements dated 4 February 2000, relating to the preference securities.*

        (ii) Trust Deed dated 25 April 2001, relating to the perpetual capital securities.*

4       (a)(i)  Transfer  Agreement  between  Scottish  Widows' Fund and Life
                Assurance  Society and Lloyds TSB Group plc dated 23 June
                1999, relating to the transfer of the business of Scottish
                Widows Fund and Life Assurance Society.*

        (ii) Deed of Amendment between Scottish Widows' Fund and Life Assurance Society and Lloyds TSB Group plc dated 17 November 1999, amending the Transfer Agreement dated 23 June 1999, relating to the transfer of the business of Scottish Widows Fund and Life Assurance Society.*

        (iii) Share Purchase Agreement among Lloyds TSB Bank plc, Chartered Trust Holdings plc and others dated 31 August 2000, relating to the acquisition of the Chartered Trust Group plc.*

        (b)(i) Service agreement dated 6 September 1991 between Lloyds TSB Bank plc and Michael E. Fairey and subsequent amendments.

        (ii) Service agreement dated 9 February 2000 between Lloyds TSB Bank plc and Archie G. Kane and subsequent amendments.

        (iii) Service agreement dated 7 March 2000 between Lloyds TSB Bank plc and Michael D. Ross and subsequent amendments.

        (iv) Service agreement dated 19 October 2001 between Lloyds TSB Bank plc and J. Eric Daniels and subsequent amendments.

        (v) Service agreement dated 30 May 2002 between Lloyds TSB Bank plc and Philip R. Hampton and subsequent amendments.

        (vi) Service agreement dated 5 February 2003 between Lloyds TSB Bank plc and Stephen C. Targett.

        (vii) Service agreement dated 28 July 2000 between Lloyds TSB Group plc and Maarten A. van den Bergh and subsequent amendments.

        (viii) Service agreement dated 7 April 2003 between Lloyds TSB Group plc and David P. Pritchard.

        (ix) Service agreement dated 30 May 2003 between Lloyds TSB Group plc and Peter G. E. Ayliffe.

8 List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business.

10.1 Certificates pursuant to section 906 of the Sarbanes-Oxley Act 2002 (subsection (a) and (b) of section 1350, Chapter 63 of Title 18, United States Code)

* Previously filed with the SEC, together with Lloyds TSB Group's registration statement, on 25 September 2001.

        The exhibits shown above are listed according to the number assigned to them by the Form 20-F

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report.



                                   LLOYDS TSB GROUP plc
                                   By:               /s/ P R Hampton


                                   Name:     Philip R Hampton
                                   Title:    Group Finance Director

                                   Dated:    23 June 2003

Certifications required under Section 302 of the Sarbanes-Oxley Act

I, Eric Daniels, certify that:

1. I have reviewed this annual report on Form 20-F of Lloyds TSB Group plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


/s/ J E Daniels

J. E. Daniels, Group Chief Executive

Date: 23 June 2003

I, Philip Hampton, certify that:

1. I have reviewed this annual report on Form 20-F of Lloyds TSB Group plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


/s/ P R Hampton

P. R. Hampton, Group Finance Director

Date: 23 June 2003

                                Exhibit 4(b)(i)


        6 January 2003

        Mr. M.E. Fairey
        Deputy Group Chief Executive
        Lloyds TSB Group plc
        71 Lombard Street
        London EC3P 3BS


STRICTLY PERSONAL


        I am pleased to tell you that, following a review of executive remuneration, the Board has agreed to increase your salary to GBP498,000 with effect from 1st January 2003.

        I can also advise you that your 1incentive opportunity has been increased from 75% to 100% with effect from 1st January 2003. The targets against which the bonus opportunity will be determined will be submitted to the Remuneration on the 24th January and advised to you shortly thereafter.

        Thank you again for your efforts during 2002.

SEE THE DIRECTORS' REMUNERATION REPORT IN THE LLOYDS TSB GROUP PLC REPORT AND ACCOUNTS FOR 2002 FOR DISCLOSABLE DETAILS OF THE TARGETS.

P.B. Ellwood
Group Chief Executive



                               LLOYDS TSB ACT 1998


Under the Lloyds TSB Act 1998 all contracts of employment with TSB Bank plc were transferred to and vested in Lloyds Bank Plc.

Therefore, with effect from 28th June, 1999, Mr. Fairey's employing company became Lloyds Bank Plc.*

                                                            A.J. Michie
                                                            Company Secretary

                                                            December 2001


* Lloyds Bank Plc changed its name to Lloyds TSB Bank plc on 28th June, 1999


28 August 1991

Mr. M. Fairey
Springwood
9 Silverthorne Drive
Longdean Park
Hemel Hempstead
Hertfordshire HP3 8BU

Dear Mr Fairey

On behalf of TSB Bank plc - Retail Banking and Insurance Division, I am pleased to offer you employment as Director of Credit, reporting to Charles Love, Branch Banking Director, with effect from a date to be agreed. This offer is subject to satisfactory references and medical report

You will be based initially in central London, then in central Birmingham from a date in early 1992 to be determined by the Bank. The Bank will provide full relocation assistance as set out in the enclosed extract from the staff manual. However, please note that the Relocation Grant does not apply to external recruits such as yourself.

Pending relocation of your home to the West Midlands, the Bank will assist you with accommodation in Birmingham through until Summer 1993.

Your salary will be GBP85,000 per annum, to be reviewed on the basis of performance on 1 January 1992, and annually in January thereafter.

You will be entitled to participate in the:

        Senior Management Bonus Scheme

        Group Profit Sharing Scheme

        Company Car Scheme with a Band 5 car

        Non-Contributory TSB Group Senior Executive Pension Scheme - explanatory TSB Group Pension

        Scheme booklet, and Memorandum on TSB Group Senior Executive Pension Scheme.

        Staff House Purchase Scheme The rules are set out in the Staff Manual. In accordance with those rules, staff can purchase their prime place of residence with a mortgage of up to GBP50,000 subsidized to a 5% net rate of interest, with a maximum subsidy of 10%. The mortgage must be with TSB Retail Banking & Insurance.

        I also confirm that, on relocation to Birmingham, your mortgage subsidy limit will be increased to GBP75,000 to assist with the purchase of a new prime place of residence.


                                       -2-

The other benefits we provide include:

        Free medical insurance (BUPA) and health screening every two years for you;

   -    Other banking benefits, e.g., interest-free season ticket loan

   -    30 days annual holiday.

Please note the following conditions of employment. You will be required to:

   - work those hours which are necessary for the satisfactory performance of your duties and responsibilities;

   - be mobile - you may be required to transfer to any TSB Bank plc - Retail Banking and Insurance Division office or place of work within the United Kingdom;

   - maintain a TSB current account into which your salary will be paid in arrears around the 20th of each month;

   -    comply with the TSB Code of Conduct for Share Transactions;

   - give the Bank 6 months' notice of termination of employment, and you are entitled to 12 month' notice of termination from the Bank;

   -    retire on attaining 60 years of age.

Other terms and conditions of employment are contained in the Staff Manual, which is available in the Personnel Department.

In order to accept this offer of employment, please sign and return to me one copy of this letter, along with completed application form, completed medical questionnaire, and the names of two professional referees I have your permission to contact. One of the referees must be a senior person from your current employer.

In the meantime, I look forward to working with you in the exciting times which lie ahead for you and our organisation.


Yours sincerely


A. T. Muir
Director of Personnel Services

I accept this offer on the terms and conditions outlined above.

Signed by Mr. M.E. Fairey on 6th September, 1991


                               Exhibit 4(b)(ii)

PBE/MAH


6 January 2003


Mr. A.G. Kane
Group Executive Director
IT & Operations
Lloyds TSB Group plc
71 Lombard Street
London EC3P3BS


STRICTLY PERSONAL

I am pleased to tell you that, following a review of executive remuneration, the Board has agreed to increase your salary to GBP397,50O with effect from 1st January 2003.

I can also advise you that your incentive opportunity has been increased from 75% to 100% with effect from 1st January 2003. The targets against which the bonus opportunity will be determined will be submitted to the Remuneration Committee on the 24th January and advised to you shortly thereafter.

Thank you again for your efforts during 2002.

SEE THE DIRECTORS' REMUNERATION REPORT IN THE LLOYDS TSB
GROUP PLC REPORT AND ACCOUNTS FOR 2002 FOR DISCLOSABLE
DETAILS OF THE TARGETS.


P.B. Ellwood
Group Chief Executive


THIS EXECUTIVE SERVICE AGREEMENT is made the [9th] day of [February] 2000

BETWEEN Lloyds TSB Bank plc of 71 Lombard Street, London, EC3P 3BS ("the

Employer") and Archibald Gerard Kane of Radway Fields Radway Warwickshire CV3S OUQ ("the Executive").


IT IS AGREED as follows:-


1.   Appointment and Place of Work

1.1 The Employer shall employ the Executive as Group Executive Director, IT & Operations or in such other capacity in the business of the Employer or any Group Company as the Employer may from time to time reasonably require.

1.2 The Executive's initial place of work shall be 71 Lombard Street, London, EC3P 3BS Provided that the Employer may require the Executive to carry out his duties at such other place of business of any Group Company within or outside the United Kingdom as the Employer may specify.

2.   Remuneration and Other Benefits

2.1  Remuneration

     (a) The Executive's salary shall be GBP300,000 per annum or such higher salary as may be notified to him from time to time.

     (b) The Executive agrees to waive payment of any director's fees payable in respect of any directorships held by him in any member of the Group.

     (c) The Executive may also receive the following remuneration at the Employer's discretion: -

          (i) payment or shares under any staff profit sharing scheme, in accordance with the rules thereof

          (ii) a personal bonus in respect of each financial year of the Employer on such terms as may be notified to the Executive by the Employer.

     The Executive acknowledges that, save for specific awards or entitlements notified to the Executive individually or by a general notice to staff, staff profit sharing schemes and bonuses are not contractual entitlements, and may therefore be reduced, varied or withdrawn by the Employer at any time at its discretion.

     (d) The Executive may participate in any all-employee Save as you Earn employee share schemes offered by the Employer, and also, at the discretion of the Employer, in any executive share option schemes established by the Employer, subject in each case to being eligible to participate under their rules. The Executive acknowledges that on termination of his employment he will have no right of action, otherwise than pursuant to the express rules of such schemes, against the Employer or any member of the Group in any way arising from his no longer being able to participate in such schemes.

2.2  Motor Car

    The Executive shall be entitled to participate in any Car Scheme (as described in the Employer's Staff Manual) operated by the Employer from time to time. Upon termination of his employment, the Executive shall return any car provided by the Employer.

3.  Commencement and Duration


3.1 The Executive's employment under this Agreement shall be treated as having commenced on the 1st day of January 2000 and shall continue indefinitely until terminated:-

    (a) by not less than 12 months' notice given by the Employer to the Executive; or
    (b) by not less than 6 months' notice given by the Executive to the Employer; or
    (c)     by retirement under clause 3.2; or
    (d)     under clause 7.

3.2 The Executive's retirement age shall be sixty years, and his employment shall terminate at that age automatically and without the requirement for any notice to be given.

3.3 The date on which any continuous period of employment began with the Employer or a previous employer which counts as part of the Executive's continuous period of employment with the Employer for the purposes of the law relating to redundancy and unfair dismissal and for the purposes of commencement of pensionable service, is 17 March 1986.

3.4 On the termination of this Agreement or on the Employer giving notice under clause 6.8, the Executive shall resign from any offices as a director of any member of the Group and from all other appointments or offices which he holds as nominee or representative of any member of the Group. As security for such obligation the Executive irrevocably appoints the Employer to be his attorney to sign any documents or do any things necessary or requisite to effect such resignation(s). Such resignation(s) shall be without prejudice to any claims which the Executive may have against the Employer arising out of this Agreement or its termination.


4.   Duties of and Warranties by the Executive

     During the period of this Agreement, the Executive shall:-

     (a) perform his duties faithfully, diligently and with due care, and use all reasonable endeavours to promote the interests of the Group;

     (b) save to the extent that may be agreed by the Employer in writing: (i) devote the whole of his time, ability and attention to his duties during normal office hours and during such other time as may reasonably be required for the effective performance of such duties; and (ii) not take up any remunerated external appointment;

     (c) keep the Chief Executive of Lloyds TSB Group plc promptly informed of the conduct of his duties, his plans for the future performance of his duties and of any conflict of interest to which he is or may become subject, and comply with any policy directions or reasonable other directions given to him by the Chief Executive;

     (d) comply with the Model Code appended to Chapter 16 of the Listing Rules of the London Stock Exchange and all other codes of conduct from time to time adopted by the Employer;
     (e) comply with all applicable rules, regulations and codes imposed or recommended by any industry or regulatory body relevant to that part of the business of any Group Company with which the Executive is involved;

     (f) save with the prior written agreement of the Employer, neither participate nor have a financial interest in any business which competes with, or is a material customer or supplier to, any part of the Group Provided that the Executive may hold up to 3% of the equity or share capital of any such business;

     (g) other than reasonable corporate hospitality and seasonal or occasional gifts of limited value, not directly or indirectly receive any benefit from any person having business transactions with any member of the Group.

5.   Pension Arrangements

5.1 The Executive shall be entitled to be a member of the Lloyds TSB Group Pension Scheme No.2 ("the Scheme"). The Employer shall be entitled at any time to terminate the Scheme or the Executive's membership of it subject to providing him with the benefit of a pension scheme ("the New Scheme") the benefits of which taken as a whole shall be no less favourable than the benefits provided to the Executive under the Scheme and to ensuring that the Executive is fully credited in the New Scheme for his pensionable service in the Scheme as if such pensionable service had been under the New Scheme.

5.2 In the event of the Executive ceasing to be employed by the Employer by reason of redundancy (as defined by Section 139 of the Employment Rights Act 1996 or any reenactment or amendment thereof for the time being in force) and being entitled to a redundancy payment under such legislation, then, provided that he is a member of the Scheme or any New Scheme and at the time he ceases to be employed shall be aged 50 or more, the Employer shall procure (by making such payments to the trustees of the Scheme or any New Scheme as they may require or otherwise) that an immediate pension shall be payable to the Executive from the date of cessation of employment (based on his final pensionable salary and pensionable service at the time of cessation) but without any reduction for commencement of payment before the age of 60, but limited always to the highest amount which will not prejudice continued approval of the Scheme or New Scheme by the Commissioners of Inland Revenue as an exempt approved scheme for the purposes of the Income and Corporation Taxes Act 1988 (or any re-enactment or amendment thereof for the time being in force).

5.3  A  Contracting-Out  Certificate  pursuant  to  the  provisions  of the
     Pensions  Act  1995  is  in  force  in  respect  of  the   Executive's
     employment.

6.   Miscellaneous Conditions of Employment

6.1 The provisions of the Employer's Staff Manual (access to which has been and will remain available to the Executive) shall not apply to the Executive's employment with the Employer or form part of this Agreement except for the following provisions:-.

     Paragraph 1.16 Mobility

     Paragraph 1.18 Personal Dealing

     Paragraph 1.22 Sick Pay

     Paragraph 1.23 Sickness absence reporting

     Paragraph 1.24 Smoking Policy

     Paragraph 2.3 Expenses

     Paragraph 2.8 Pay periods

     Paragraph 2.9 Relocation

     The whole of Section 3 (Staff Benefits) except for Paragraph 3.1.3 (Pension Scheme).

     The whole of Section 5 (Attendance and Leave) except for Paragraph 5.1 (Career Break Scheme).

     The whole of Section 6 (Miscellaneous).

     If there is any conflict between this Agreement and such provisions, then this Agreement shall prevail.

6.2 If employment of the Executive under this Agreement is terminated by reason of the liquidation of the Employer for the purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions not less favourable than the terms of this agreement, then the Executive shall have no claim against the Employer in respect of the termination of his employment under this Agreement (whether or not the notice required by Clause 3 shall have been given),

6.3 Any disciplinary matter affecting the Executive will be dealt with by the Chief Executive of Lloyds TSB Group plc.

6.4 If the Executive has any grievance relating to his employment he may refer such grievance in writing to the Chief Executive of Lloyds TSB Group plc. If the Executive is dissatisfied with the Chief Executive's treatment of his grievance, he may refer the matter to the Chairman of Lloyds TSB Group plc.

6.5 There are no collective agreements affecting the employment of the Executive.

6.6 The Executive shall be entitled to 30 working days holiday in each year, with pro rata entitlement during the year in which the Executive's employment is treated as commencing and during the year in which it is terminated. Holidays shall be taken at such reasonable times as the Chief Executive shall approve.

6.7 The Executive's hours of work are the normal hours of work of the Employer (currently 9.00 am to 5.00 pm each weekday) together with such additional hours as may be necessary to enable the Executive to fulfil his duties.

6.8 The Employer may by giving notice to the Executive cease to provide him with work for any period up to six months, during which time the Executive shall hold himself available to deal with requests for information and advice on matters relating to his work but shall not attend the premises of any Group Company unless directed to do so and shall comply with such directions as he may be given by the Employer regarding contact with any customer or supplier of any Group Company with whom, during the twelve month period preceding the date of the notice, he shall have had contact in the course of his duties. The Executive acknowledges that the right of the Employer to cease to provide him with work in such circumstances is necessary for the protection of the legitimate business interests of the Employer.

7.   Termination

     The Employer may terminate the Executive's employment at any time forthwith by written notice to the Executive (and without any requirement of prior notice) if the Executive shall:-

     (a) commit any material breach, or continue (after warning) to commit any breach, of his obligations under this Agreement;

     (b) be guilty of any material misconduct or material neglect in the discharge of his duties;

     (c) have a bankruptcy order made against him or make any arrangement or composition with his creditors or have an interim order made against him pursuant to the Insolvency Act 1986 (or any re-enactment or amendment thereof for the time being in force);

     (d) be convicted of any criminal offence which in the reasonable opinion of the Employer affects his position as an employee under this Agreement;

     (e) bring the name or reputation of the Employer, or any Group Company in whose business he shall have been involved, into material disrepute

     (f) be or become prohibited by law from becoming or remaining a director; or

     (g) be disqualified or disbarred from membership of, or be found to have committed any serious disciplinary offence by, or be found not to be a fit and proper person by, any professional or regulatory body governing the conduct by the Executive of his duties or the business of any Group Company.

8.   Confidential and Other Information

8.1 Except in the proper performance of his duties, the Executive shall not without the written consent of the Employer either during or after the termination of this Agreement disclose to any person or use for any purpose any confidential information relating to the business of any member of the Group.

8.2 Following the termination of his employment the Executive shall return to the Employer on demand all items of property belonging to or relating to the business of any member of the Group which came into his possession during his employment.

9.   Copyright

9.1 The Executive shall promptly disclose to the Employer all copyright works originated, conceived, written or made by him alone or with others during the course of his employment (except only those works originated, conceived, written or made by him wholly outside his normal working hours and wholly unconnected with his appointment) and shall until such rights shall be fully and absolutely vested in the Employer hold them in trust for the Employer.

9.2 The Executive assigns to the Employer by way of future assignment all copyright and other proprietary rights (if any) for the full terms thereof throughout the world in respect of all works originated, conceived, written or made by the Executive during the course of his employment (except only those works originated, conceived, written or made by the Executive wholly outside his normal working hours and wholly unconnected with his duties under this Agreement).

9.3 It is agreed that for the purpose of Section 2(1B) of the Registered Designs Act 1949 and the Copyright Designs and Patents Act 1988 all designs created by the Executive during the course of his employment (except only those which are created by the Executive wholly outside his normal working hours and wholly unconnected with his duties under this Agreement) shall be treated as being created by the Executive in the course of his employment and accordingly the Employer shall for the purpose of that Act be the original proprietor of any such designs.

9.4 The Executive will at the request and expense of the Employer do all things necessary or desirable to substantiate the rights of the Employer under this Clause 9, and as security for such obligation irrevocably appoints the Employer to be his attorney to sign or execute any such instrument or do any thing as may be necessary or desirable to effect such substantiation and the assignment referred to in clause 9.2.

10. Notices Any notice under this Agreement shall be in writing and shall either be given personally or be sent by prepaid first class post by the Employer to the Executive at his address stated above or at his other last known address, or by the Executive to the Employer at its address stated above or its other last known address. Any notice sent by post shall be deemed to have been received forty-eight hours after the date of posting.

11.  Miscellaneous

11.1 This Agreement shall be in substitution for all existing contracts of service or consultancy between the Employer or any Group Company and the Executive, which (without prejudice to any accrued rights thereunder) shall be treated as cancelled on the date the Executive's employment is treated as commencing under this Agreement.

11.2 This Agreement comprises the whole agreement between the Employer and the Executive relating to his employment hereunder and association with the Group, to the exclusion of all other warranties, representations made in good faith, undertakings and collateral contracts.

12.  Interpretation

In this Agreement:-

12.1 Where the context permits, references to the singular shall include references to the plural and vice versa.

12.2 The Employer's Staff Manual shall mean the current manual entitled "People Policies and Practice", as may be amended or replaced by Lloyds TSB Group plc from time to time at its discretion. Upon any amendment or replacement, the references to the paragraphs and sections of the now current Employer's Staff Manual in Clause 6.1 shall be construed so as to be references to the provisions of the amended or replaced Employer's Staff Manual dealing with the same subject matter.

12.3 Clause headings are inserted for convenience only and shall not affect the construction of this Agreement.

12.4 "Group Company" means any of Lloyds TSB Group plc and its subsidiaries (as defined by Section 736 of the Companies Act
     1985), and "Group" means all of them.

SIGNED by the Executive and the duly authorised representative of the Employer on the first date mentioned above.

SIGNED by the Executive         }
in the presence of:             }

SIGNED on behalf of the         }
Employer in the presence of:    }


                                 Exhibit 4(b)(iii)


6 January 2003

Mr. M.D. Ross
Deputy Group Chief Executive
and Chief Executive, Scottish Widows plc
69 Morrison Street
Edinburgh


STRICTLY PERSONAL

I am pleased to tell you that, following a review of executive remuneration, the Board has agreed to increase your salary to GBP443,000 with effect from 1st January 2003.

I can also advise you that your incentive opportunity has been increased from 75% to 100% with effect from 1st January 2003. The targets against which the bonus opportunity will be determined will be submitted to the Remuneration Committee on the 24th January and advised to you shortly thereafter.

Thank you again for your efforts during 2002.

       SEE THE DIRECTORS' REMUNERATION REPORT IN THE LLOYDS TSB
       GROUP PLC REPORT AND ACCOUNTS FOR 2002 FOR DISCLOSABLE
       DETAILS OF THE TARGETS.

P.B. Ellwood
Group Chief Executive


THIS EXECUTIVE SERVICE AGREEMENT is made the 7th day of March 2000

BETWEEN Lloyds TSB Bank plc of 71 Lombard Street, London, EC3P 3BS ("the

Employer") and Michael D. Ross of 8 Comiston Rise Edinburgh EH10 6HQ ("the

Executive").


IT IS AGREED as follows:


1.   Appointment and Place of Work

1.1 The Employer shall employ the Executive as a Deputy Group Chief Executive or in such other capacity in the business of the Employer or any Group Company as the Employer may from time to time reasonably require.

1.2 The Executive's initial place of work shall be 69 Morrison Street Edinburgh EH3 8YF Provided that the Employer may require the Executive to carry out his duties at such other place of business of any Group Company within or outside the United Kingdom as the Employer may specify.

2.   Remuneration and Other Benefits

2.1  Remuneration

     (a) The Executive's salary shall be GBP365,000 per annum or such higher salary as may be notified to him from time to time.

     (b) The Executive agrees to waive payment of any director's fees payable in respect of any dircetorships held by him in any member of the Group.

     (c) The Executive may also receive the following remuneration at tile Employer's discretion:-

          (i) payment or shares under any staff profit sharing scheme, in accordance with the rules thereof;

          (ii) a personal bonus in respect of each financial year of the Employer on such terms as may be notified to the Executive by the Employer.


               The  Executive   acknowledges   that,  save  for  specific
               awards or entitlements notified to the Executive individually or by a general notice to staff, staff profit sharing schemes and bonuses are not contractual entitlements,
               and may therefore be reduced, varied  or   withdrawn  by  the
               Employer  at  any  time  at  its discretion.


     (d) The Executive may participate in any all-employee Save as you Earn employee share schemes offered by the Employer, and also, at the discretion of the Employer, in any executive share option schemes established by the Employer, subject in each case to being eligible to participate under their rules. The Executive acknowledges that on termination of his employment he will have no right of action, otherwise than pursuant to the express rules of such schemes, against the Employer or any member of the Group in any way arising from his no longer being able to participate in such schemes.


2.2  Motor Car

           The Executive shall be entitled to participate in any Car Scheme (as described in the Employer's Staff Manual) operated by the Employer from time to time. Upon termination of his employment, the Executive shall return any car provided by the Employer.


3.   Commencement and Duration

3.1 The Executive's employment under this Agreement shall be treated as having commenced on the 3rd day of March 2000 and shall continue indefinitely until terminated: -

     (a) by not less than 24 months' notice given by the Employer to the Executive for the first 2 years of the Executive's employment under this Agreement which notice period shall decrease by one month per month during the third year of the Executive's employment under this Agreement and thereafter by not less than 12 months' notice given by the Employer to the Executive ; or

     (b) by not less than 6 months' notice given by the Executive to the Employer; or

     (c)  by retirement under clause 3.2; or

     (d)  under clause 7.


3.2 The Executive's retirement age shall be sixty years, and his employment shall terminate at that age automatically and without the requirement for any notice to be given.


3.3 The date on which any continuous period of employment began with the Employer or a previous employer which counts as part of the Executive's continuous period of employment with the Employer for the purposes of the law relating to redundancy and unfair dismissal and for the purposes of commencement of pensionable service, is the 7th day of September 1964.

3.4 On the termination of this Agreement or on the Employer giving notice under clause 6.8,the Executive shall resign from any offices as a director of any member of the Group and from all other appointments or offices which he holds as nominee or representative of any member of the Group. As security for such obligation the Executive irrevocably appoints the Employer to be his attorney to sign any documents or do any things necessary or requisite to effect such resignation(s). Such resignation(s) shall be without prejudice to any claims which the Executive may have against the Employer arising out of this Agreement or its termination.

3.5 If the Executive shall terminate his employment under this Agreement on the first anniversary of this Agreement by giving notice under 3.1 (b) he will be entitled to receive an amount equal to one year's salary subject to deduction of tax and National Insurance.

4.   Duties of and Warranties by the Executive

     During the period of this Agreement, the Executive shall:-


     (a) perform his duties faithfully, diligently and with due care, and use all reasonable endeavours to promote the interests of the Group;

     (b) save to the extent that may be agreed by the Employer in writing: (i) devote the whole of his time, ability and attention to his duties during normal office hours and during such other times as may reasonably be required for the effective performance of such duties; and (ii) not take up any remunerated external appointment;

     (c) keep the Chief Executive of Lloyds TSB Group plc promptly informed of the conduct of his duties, his plans for the future performance of his duties and of any conflict of interest to which he is or may become subject, and comply with any policy directions or reasonable other directions given to him by the Chief Executive;

     (d) comply with the Model Code appended to Chapter 16 of the Listing Rules of the London Stock Exchange and all other codes of conduct from time to time adopted by the Employer;


     (e) comply with all applicable rules, regulations and codes imposed or recommended by any industry or regulatory body relevant to that part of the business of any Group Company with which the Executive is involved;

     (f) save with the prior written agreement of the Employer, neither participate nor have a financial interest in any business which competes with, or is a material customer or supplier to, any part of the Group Provided that the Executive may hold up to 3% of the equity or share capital of any such business;

     (g) other than reasonable corporate hospitality and seasonal or occasional gifts of limited value, not directly or indirectly receive any benefit from any person having business transactions with any member of the Group.

5.   Pension Arrangements

5.1 The Executive shall be entitled to remain a member of the Scottish Widows Retirement Benefits Scheme ("the Scheme"). The Employer shall be entitled at any time to terminate the Scheme or the Executive's membership of it subject to providing him with the benefit of a pension scheme ("the New Scheme") the benefits of which taken as a whole shall be no less favourable than the benefits provided to the Executive under the Scheme and to ensuring that the Executive is fully credited in the New Scheme for his pensionable service in the Scheme as if such pensionable service had been under the New Scheme.


5.2 In the event of the Executive ceasing to be employed by the Employer by reason of redundancy (as defined by Section 139 of the Employment Rights Act 1996 or any reenactment or amendment thereof for the time being in force) and being entitled to a redundancy payment under such legislation, then, provided that he is a member of the Scheme or any New Scheme and at the time he ceases to be employed shall be aged 50 or more, the Employer shall procure (by making such payments to the trustees of the Scheme or any New Scheme as they may require or otherwise) that an immediate pension shall be payable to the Executive from the date of cessation of employment (based on his final pensionable salary and pensionable service at the time of cessation) but without any reduction for commencement of payment before the age of 60, but limited always to the highest amount which will not prejudice continued approval of the Scheme or New Scheme by the Commissioners of Inland Revenue as an exempt approved scheme for the purposes of the Income and Corporation Taxes Act 1988 (or any re-enactment or amendment thereof for the time being in force).

5.3 A Contracting-Out Certificate pursuant to the provisions of the Pensions Act 1995 is in force in respect of the Executives employment.

6.   Miscellaneous Conditions of Employment

6.1 The provisions of the Employer's Staff Manual (access to which has been and will remain available to the Executive) shall not apply to the Executive's employment with the Employer or form part of this Agreement except for the following provisions:-

     Paragraph 1.16 Mobility

     Paragraph 1.18 Personal Dealing

     Paragraph 1.22 Sick Pay

     Paragraph 1.23 Sickness absence reporting

     Paragraph ~ .24 Smoking Policy

     Paragraph 2.3 Expenses

     Paragraph 2.8 Pay periods

     Paragraph 2.9 Relocation

     The whole of Section 3 (Staff Benefits) except for Paragraph 3.1.3 (Pension Scheme).

     The whole of Section 5 (Attendance and Leave) except for Paragraph 5.1 (Career Break Scheme).

     The  whole of Section 6 (Miscellaneous).

     If there is any conflict between this Agreement and such provisions, then this Agreement shall prevail.


6.2 If employment of the Executive under this Agreement is terminated by reason of the liquidation of the Employer for the purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions not less favourable than the terms of this agreement, then the Executive shall have no claim against the Employer in respect of the termination of his employment under this Agreement (whether or not the notice required by Clause 3 shall have been given).

6.3 Any disciplinary matter affecting the Executive will be dealt with by the Chief Executive of Lloyds TSB Group pie.

6.4 If the Executive has any grievance relating to his employment he may refer such grievance in writing to the Chief Executive of Lloyds TSB Group plc. If the Executive is dissatisfied with the Chief Executive's treatment of his grievance, he may refer the matter to the Chairman of Lloyds TSB Group plc.

6.5 There are no collective agreements affecting the employment of this Executive.

6.6 The Executive shall be entitled to 30 working days holiday in each year, with pro rata entitlement during the year in which the Executive's employment is treated as commencing and during the year in which it is terminated. Holidays shall be taken at such reasonable times as the Chief Executive shall approve.


6.7 The Executive's hours of work are the normal hours of work of the Employer (currently 9.00 am to 5.00 pm each weekday) together with such additional hours as may be necessary to enable the Executive to fulfil his duties.


6.8 The Employer may by giving notice to the Executive cease to provide him with work for any period up to six months, during which time the Executive shall hold himself available tO deal with requests for information and advice on matters relating to his work but shall not attend the premises of any Group Company unless directed to do so and shall comply with such directions as he may be given by the Employer regarding contact with any customer or supplier of any Group Company with whom, during the twelve month period preceding the date of the notice, he shall have had contact in the course of his duties. The Executive acknowledges that the right of the Employer to cease to provide him with work in such circumstances is necessary for the protection of the legitimate business interests of the Employer.

7.   Termination

     The  Employer  may  terminate  the  Executive's   employment  at  any  time
     forthwith by written notice to the Executive (and without any requirement of prior notice) if the Executive shall:-

     (a) commit any material breach, or continue (after warning) to commit any breach, of his obligations under this Agreement;

     (b) be guilty of any material misconduct or material neglect in the discharge of his duties;

     (c) have a bankruptcy order made against him or make any arrangement or composition with his creditors or have an interim order made against him pursuant to the Insolvency Act 1986 (or any re-enactment or amendment thereof for the time being in force);

     (d) be convicted of any criminal offence which in the reasonable opinion of the Employer affects his position as an employee under this Agreement;

     (e) bring the name or reputation of the Employer, or any Group Company in whose business he shall have been involved, into material disrepute;

     (f)  be or become  prohibited by law from becoming or remaining a director;
          or

     (g) be disqualified or disbarred from membership of, or be found to have committed any serious disciplinary offence by, or be found not to be a fit and proper person by, any professional or regulatory body governing the conduct by the Executive of his duties or the business of any Group Company.

8.   Confidential and Other Information

8.1 Except in the proper performance of his duties, the Executive shall not without the written consent of the Employer either during or after the termination of this Agreement disclose to any person or use for any purpose any confidential information relating to the business of any member of the Group.


8.2 Following the termination of his employment the Executive shall return to the Employer on demand all items of property belonging to or relating to the business of any member of the Group which came into his possession during his employment.

9.   Copyright

9.1 The Executive shall promptly disclose to the Employer all copyright works originated, conceived, written or made by him alone or with others during the course of his employment (except only those works originated, conceived, written or made by him wholly outside his normal working hours and wholly unconnected with his appointment) and shall until such rights shall be fully and absolutely vested in the Employer hold them in trust for the Employer.

9.2 The Executive assigns to the Employer by way of future assignment all copyright and other proprietary rights (if any) for the full terms thereof throughout the world in respect of all works originated, conceived, written or made by the Executive during the course of his employment (except only those works originated, conceived, written or made by the Executive wholly outside his normal working hours and wholly unconnected with his duties under this Agreement).


9.3 It is agreed that for the purpose of Section 2(IB) of the Registered Designs Act 1949 and the Copyright Designs and Patents Act 1988 all designs created by the Executive during the course of his employment (except only those which are created by the Executive wholly outside his normal working hours and wholly unconnected with his duties under this Agreement) shall be treated as being created by the Executive in the course of his employment and accordingly the Employer shall for the purpose of that Act be the original proprietor of any such designs.


9.4 The Executive will at the request and expense of the Employer do all things necessary or desirable to substantiate the rights of the Employer under this Clause 9, and as security for such obligation irrevocably appoints the Employer to be his attorney to sign or execute any such instrument or do any thing as may be necessary or desirable to effect such substantiation and the assignment referred to in clause 9.2.

10. Notices Any notice under this Agreement shall be in writing and shall either be given personally or be sent by prepaid first class post by the Employer to the Executive at his address stated above or at his other last known address, or by the Executive to the Employer at its address stated above or its other last known address. Any notice sent by post shall be deemed to have been received forty-eight hours after the date of posting.

11.     Miscellaneous


11.1 This Agreement shall be in substitution for all existing contracts of service or consultancy between the Employer or any Group Company and the Executive, which (without prejudice to any accrued rights thereunder) shall be treated as cancelled on the date the Executive's employment is treated as commencing under this Agreement.

11.2 This Agreement comprises the whole agreement between the Employer and the Executive relating to his employment hereunder and association with the Group, to the exclusion of all other warranties, representations made in good faith, undertakings and collateral contracts.

12.  Interpretation

In this Agreement:-

12.1 Where the context permits, references to the singular shall include references to the plural and vice versa.

12.2 The Employer's Staff Manual shall mean the current manual entitled "People Policies and Practice", as may be amended or replaced by Lloyds TSB Group plc from time to time at its discretion. Upon any amendment or replacement, the references to the paragraphs and sections of the now current Employer's Staff Manual in Clause 6.1 shall be construed so as to be references to the provisions of the amended or replaced Employer's Staff Manual dealing with the same subject matter.

12.3 Clause headings are inserted for convenience only and shall not affect the construction of this Agreement.

12.4 "Group Company" means any of Lloyds TSB Group plc and its subsidiaries (as defined by Section 736 of the Companies Act 1985), and "Group" means all of them.

        SIGNED by the Executive and the duly authorised representative of the Employer on the first date mentioned above.

SIGNED by the Executive           }
in the presence of:               }     SIGNED on behalf of the }
                                        Employer in the presence of: }


                                Exhibit 4(b)(iv)


3 February 2003


Personal - Addressee Only

Mr J.E.Daniels
Group Executive Director
UK Retail Banking

BONUS OPPORTUNITY - 2003

Your bonus opportunity in 2003 will be based on a maximum award of 100% of salary throughout the year, effective from 1 January 2003.

SEE THE DIRECTORS' REMUNERATION REPORT IN THE LLOYDS TSB GROUP PLC REPORT AND ACCOUNTS FOR 2002 FOR DISCLOSABLE DETAILS OF THE TARGETS.


P.B. Ellwood
Group Chief Executive


PERSONAL

Mr. J.E. Daniels
Group Executive Director
UK Retail Banking


                                                             30th December, 2002

I am pleased to notify you that the remuneration committee of the board has agreed that your salary as Group Chief Executive from 1st June, 2003 will be GBP700,000 per annum.

The remuneration committee has still to decide upon the bonus arrangements for 2003 and we shall be writing to you about that in due course.


A.J. Michie
Secretary


LLOYDS TSB GROUP plc SHARE RETENTION PLAN ("THE PLAN")

This is to certify that on 2 November, 2001 JOHN ERIC DANIELS was granted, subject to the rules of the plan, an option to acquire 216,763 fully paid ordinary shares of 25p each in Lloyds TSB Group plc, subject to the memorandum and articles of association of the company, for a total price of GBP1. The option is personal to Mr. Daniels and is not transferable.

Subject to the rules of the plan, the vesting date for the option is 31 December 2004 and the exercise period is six months after the vesting date.

This option may be exercised only in accordance with the rules of the plan.

The common seal of Lloyds TSB Group plc was affixed to this deed


Director



Secretary



THIS EXECUTIVE SERVICE AGREEMENT is made the 19th day of October 2001 BETWEEN Lloyds TSB Bank plc of 71 Lombard Street, London, EC3P 3BS ('the Employer") and
Eric Daniels of 7711 Carlton Place, Mclean, VA 22102. USA ("the Executive")

IT IS AGREED as follows

I    Preconditions

     The Executive's employment will be subject to:-

1.1 the Executive not being prevented from taking up employment under this Agreement by any obligation or duty owed to a third party, whether contractual or otherwise; and

1.2 the Employer successfully obtaining a work permit on the Executive's behalf to entitle him to work in the UK.

2    Appointment, Directorship and Place of Work

2.1 The Employer shall employ the Executive as Group Executive Director, UK Retail Banking.

2.2 In the position of Group Executive Director, UK Retail Banking the Executive shall be appointed as a director to the Board of the Employer.

2.3 The Executive's normal place of work shall be 71 Lombard Street London EC3P 3BS provided that the Employer may require the Executive to carry out his duties at such other place of business of any Group Company within a radius of 25 miles from 71 Lombard Street aforesaid as the Employer may specify. Notwithstanding the previous sentence, the Executive may be required to attend such other places from time to time as may be reasonably necessary in order to fulfil his duties under this Agreement.

3    Remuneration and Other Benefits

3.1  Remuneration

     (a) The Executive's salary shall be GBP450,000 per annum or such higher salary as may be notified to him from time to time. The next annual review, at which time the salary will be reviewed, will be on or about 1 January 2003.

     (b) The Executive agrees to waive payment of any director's fees payable in respect of any directorship held by him in any member of the Group.

     (c)  The Executive will also receive the following remuneration

         (i) during March 2003, subject to the Executive being in the employment of the employer on 31 December 2002 or, if earlier, being in employment at the time of his death (provided that none of the following events have occurred ("the Provisos") (i) the Executive has received notice terminating his employment in circumstances which would entitle the Employer to terminate this Agreement without giving a period of notice or (ii) the Executive has given notice to terminate his employment or this Agreement unless he gave notice in circumstances in which he is entitled to terminate this Agreement without notice by reason of the Employer's conduct including pursuant to Clause 8.3 hereof), a single, non-recurring payment of GBP450,000 (less any payment made to the Executive under the annual incentive arrangements set out in Clause 3.1(d) hereof or other similar arrangement in relation to all or part of the year 2002) ("the 2002 Bonus"). Notwithstanding the foregoing if the Executive is not entitled to receive the 2002 Bonus solely because the Employer terminated his employment pursuant to Clause 4.1(a) hereof such that employment terminated prior to 31 December 2002, the Employer shall nonetheless pay the 2002 Bonus provided none of the notice events described in the Provisos have occurred;

          (ii)a housing allowance of equal to GBP100,000 per annum payable in 12 equal monthly instalments for three years from the date of this Agreement. For the avoidance of doubt, the Executive will receive this payment whether he rents or purchases a property and only if he is in the employment of the Employer on any relevant payment date.

     (d)  The Executive may also receive:

          (I) payment or shares under any staff profit sharing scheme, subject to and in accordance with the rules thereof:

          (ii)a payment  under the  annual  incentive  award  arrangements
              (the "Award") at the Employer's sole discretion. The Award is a maximum of 75 per cent of the basic annual salary set out in Clause 3.1(a) hereof and the amount payable to the Executive, if any, will be dependent upon such terms determined by the Employer including, but not limited to, achievement of targets notified to him. Any Award will be paid during March of the year following the announcement of annual results.

              The Executive acknowledges that, save for the non-recurring payment referred to in Clause 3.1(c)(i) above and specific awards or entitlements notified to the Executive individually or by a general notice to staff, staff profit sharing schemes and bonuses are not contractual entitlements, and may therefore be reduced, varied or withdrawn by the Employer at any time at its discretion.

     (e) For the avoidance of doubt, any and all payments made to the Executive pursuant to this Clause 3.1 or otherwise shall be subject to such deductions for tax and National lnsurance as the Employer is required to make by law or the tax and/or National Insurance authorities.

3.2 Motor Car The Executive will be entitled to a company car, or in the alternative, a cash allowance (currently GBP1,000 per month) payable each month. Upon termination of his employment, the Executive shall return any car provided by the Employer.

3.3 Life Cover The Executive will be eligible to be provided with Life Assurance which in the event of his death during employment would provide a payment equivalent to four times his basic annual salary set out in Clause 3.1(a) hereof. This cover is subject to the provisions of the insurer which govern such cover and on such terms as the Employer may from time to time decide. The insurer will require the Executive to undergo a medical examination before cover can commence.

3.4 Private Medical insurance If the Executive complies with any eligibility requirements or other conditions set by the Employer and any insurer appointed by the Employer, the Executive and his wife and children (if eligible) may participate in the Employer's private health insurance arrangements at the Employer's expense and subject to the terms of those arrangements from time to time.

3.5 Relocation Costs The Employer will pay to the Executive the following amounts, less any deduction the Employer is required by law to make, in respect of the cost of relocating from Virginia to the UK:

     (a)  GBP75,000 upon  commencement  of his employment  under this Agreement;
          and

     (b) GBP175,000 upon the earlier of (i) the sale of the Executive's principal residence in the United States of America or (ii) the purchase by the Executive of a residence in the United Kingdom at a purchase price in excess of GBP1,000,000, subject to the Employer receiving proof of the sale or purchase (as the case may be) having taken place.
3.6 Education Allowance During employment with the Employer the Employer will make payments to the Executive for the cost of annual school fees in respect of the Executive's child's (Christopher) education up to the end of the academic year in which the child's eighteenth birthday falls in the sum of GBP33,000 per academic year, less any deduction the Employer is required by law to make.

3.7 Tax & Financial Planning Support During employment with the Employer the Employer will make payments to the Executive for the cost of obtaining professional advice relating to tax and financial planning (including for the avoidance of doubt the annual cost of US and UK tax preparation) in the sum of GBP25,000 per annum, less any deduction which the Employer is required by law to make.

3.8 Legal & Financial Costs relating to this Agreement The Employer will make a contribution to the Executive of up to a maximum cost to the Employer of GBP10,000 for the reasonable costs incurred by the Executive, in relation to (a) legal costs and disbursements and (b) financial advice, both relating to the Executive entering into this Agreement subject to the Employer receiving proof of expenditure, less any deduction which the Employer is required by law to make.

4    Commencement and Duration

4.1 The Executive's employment under this Agreement shall commence on the 1st day of November 2001 (the "Commencement Date") and shall continue indefinitely until terminated:-

     (a) by not less than 1a months' notice given by the Employer to the Executive (provided that prior to the expiry of the period of 18 months commencing with the Commencement Date the foregoing notice period shall be 24 months); or

     (b) by not less than 6 months' notice given by the Executive to the Employer; or

     (c)  by retirement under Clause 4.2 hereof; or

     (d)  under Clause 8 hereof.

4.2 The Executive's retirement age shall be sixty years, and his employment shall terminate at the end of the month in which he attains that age automatically and without the requirement for any notice to be given.

4.3 No previous employment counts as continuous employment with the Employer.

4.4 On the termination of this Agreement or on the "garden leave" provisions of Clause 7.7 hereof operating, the Executive shall resign from any offices as a director of any member of the Group and from all other appointments or office which he holds as nominee or representative of any member of the Group. Further, the Executive shall, at any other time when asked to do so by the Employer resign from any offices as a director of any member of the Group (other than as a director of the Employer) and from all other appointments or offices which he holds as a nominee or representative of any member of the Group. As security for such obligation the Executive irrevocably appoints the Employer to be his attorney to sign any documents or do any things necessary or requisite to effect such resignation(s). Such resignation(s) shall be without prejudice to any claims which the Executive may have against the Employer arising out of this Agreement or its termination. The termination of any appointments, directorship, or other office, held by the Executive will not terminate the Executive's employment or amount to a breach of this Agreement by the Employer.

5    Duties of and Warranties by the Executive

5.1 During the period of this Agreement the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any member of the Group.

5.2  During the period of this Agreement, the Executive shall:-

     (a) perform his duties faithfully, diligently and with due care, and use his best endeavours to promote the interests of the Group;

     (b) devote the whole of his time, attention and skill to his duties during normal office hours and during such other times as may reasonably be required for the effective performance of his duties under this Agreement;

     (c) accept any offices or directorships as reasonably required by the Board;

     (d) comply with all rules and regulations issued by the Employer copies of which shall be provided to the Executive and which may not be inconsistent with the express terms of this Agreement:

     (e)  obey the directions of the Board;

     (f) not take up any remunerated external appointments, not be directly or indirectly engaged in the conduct of any trade, profession or other occupation (whether as an employee, consultant, agent or otherwise) of similar nature to or in competition with that carried on by the Employer or any other Group Company for whom the Executive performed services;

     (g) keep the Group Chief Executive of the Employer promptly informed of the conduct of his duties, his plans for the future performance of his duties and of any conflict of interest to which he is or may become subject, and comply with any policy directions or reasonable other directions given to him by the Group Chief Executive;

     (h) comply with the Model Code appended to Chapter 16 of the Listing Rules of the London Stock Exchange and all other codes of conduct from time to time adopted by any relevant Group Company

     (i) comply with all applicable rules, regulations and codes imposed or recommended by any industry or regulatory body relevant to that part of the business of any Group Company with which the Executive is involved;

     (j) save with the prior written agreement of the Employer, neither participate nor have a financial interest in any business which competes with, or is a material customer or supplier to, any part of the Group Provided that the Executive may hold up to one (1) % of the equity or share capital of any such business;

     (k) other than reasonable corporate hospitality and seasonal or occasional gifts of limited value, not directly or indirectly receive any benefit from any person having business transactions with any member of the Group.

6    Pension Arrangements

6.1 The Executive will be eligible to join the Lloyds TSB Group Pension Scheme No.2, Section B ("the Scheme"). Membership is subject to and in accordance with the rules of the Scheme as amended from time to time. If the Executive joins the Scheme, he will be entitled to a pension based on a 1/60ths accrual rate and the Employer will ensure that he is provided with pension benefits calculated as if the "Permitted Maximum" as defined in Section 590C of the Income and Corporation Taxes Act 1988 did not apply, but otherwise calculated in accordance with the terms of the Scheme and subject to Inland Revenue limits.

6.2 In the event of the Executive ceasing to be employed by the Employer by reason of redundancy (as defined by Section 139 of the Employment Rights Act 1996 or any re-enactment or amendment thereof for the time being in force) and being entitled to a redundancy payment under such legislation, then, if at the time he ceases to be employed he shall be aged 50 or more, the Employer shall procure (by making such payments to the trustees of the Scheme as they may require or otherwise) that an immediate pension shall be payable to the Executive from the date of cessation of employment based on his Final Pensionable Salary (as defined in the Scheme Rules) and pensionable service at the time of cessation but without any reduction for commencement of payment before the age of 60.

6.3 If the Executive remains in the Employer's employment for three years from the Commencement Date and at that date has not given notice to terminate his employment, or if the Executive is made redundant (as defined above), before the completion of that period or he terminates his employment pursuant to Clause 8.3 hereof or his employment is terminated by the Employer before that date pursuant to Clause 4.1 (a) hereof the Employer will procure that the Executive's pension at Normal Retirement Date (as defined in the Scheme Rules) is augmented by an additional 3/60ths of his Final Pensionable Salary (also as defined in the Scheme Rules) on the third anniversary of the Commencement Date or on the date of termination of employment whichever is the earlier. To the extent consistent with Inland Revenue limits and the Scheme Rules, the Employer will direct the trustees of the Scheme to provide this augmentation.

6.4 Any pension due under this Clause 6 which cannot be paid from the Scheme will be paid by the Employer or its successor. The Executive will not be able to commute any part of any pension payable by the Employer or its successor as a consequence of this clause for a cash sum at retirement.

6.5  A  Contracting-Out  Certificate  pursuant  to  the  provisions  of the
     Pensions  Act  1995  is  in  force  in  respect  of  the   Executive's
     employment.

7    Miscellaneous Conditions of Employment

7.1  The  provisions of the  Employer's  Staff Manual  (access to which has been and will remain  available to the  Executive)  shall not apply to the  Executive's  employment  with the  Employer  or form part of this

     Agreement except for the following provisions:-


     Paragraph 1.16 Mobility (subject to Clause 2.3 hereof) Paragraph 1.18 Personal Dealing

     Paragraph 1.22 Sick Pay Paragraph 1.23 Sickness absence reporting

     Paragraph 1.24 Smoking Policy

     Paragraph 2.3 Expenses

     Paragraph 2.8 Pay periods

     Paragraph 2.9 Relocation (subject to Clause 3.5 hereof)

     The whole of Section 3 (Staff Benefits) except for Paragraph 3.1.3 (Pension Scheme).

     The whole of Section 5 (Attendance and Leave) except for Paragraph 5.1 (Career Break Scheme).

     The  whole of Section 6 (Miscellaneous).

     If   there is any conflict between this Agreement and such provisions, then this Agreement shall prevail.

7.2 Subject to Clause 8.3 hereof if employment of the Executive under this Agreement is terminated by reason of the liquidation of the Employer for the limited purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking "New Employer" resulting from the reconstruction or amalgamation and not involving any third party or parties (other than the New Employer) on terms and conditions materially no less favourable overall than the terms of this Agreement, then the Executive shall have no claim against the Employer in respect of the termination of his employment under this Agreement (whether or not the notice required by Clause 4 hereof shall have been given).

7.3 Any disciplinary matter affecting the Executive will be dealt with by the Group Chief Executive of the Employer.

7.4 If the Executive has any grievance relating to his employment he may refer such grievance in writing to the Group Chief Executive of the Employer. If the Executive is dissatisfied with the Group Chief Executive's treatment of his grievance, he may refer the matter to the Chairman of the Employer

7.5 There are no colIective agreements affecting the employment of the Executive.

7.6 The Executive shall be entitled to all English Public and Bank Holidays and 30 working days holiday in each year, with pro rata entitlement during the year in which the Executive's employment is treated as commencing and during the year in which it is terminated. Holidays shaIl be taken at such reasonable times as the Group Chief Executive of the Employer shall approve.

7.7 (i) At any time after notice to terminate the employment is given by either party under Clause 4.1 hereof, or if the Executive resigns without giving due notice and the Employer does not accept his resignation, the Employer may require the Executive to comply with Clauses 7.7(ii) and (iii) hereof for a maximum period of six months (the "Garden Leave Period");

     (ii) During the Garden Leave Period the Employer may cease to provide the Executive with work, during which time the Executive shall hold himself available to deaI with requests for information and advice on matters relating to this work but he shall not be employed or otherwise engaged in the conduct of any activity on behalf of any other person and he shall not attend the premises of any Group Company unless directed to do so by the Group Chief Executive of the Employer and will not unless requested by the Board:

     (a) contact or have any communication with any customer or client of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

     (b) contact or have any communication with any employee, officer, director, agent or consultant of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

     (c) remain or become involved in any aspect of the business of the Employer or any other Group Company except as required by such companies.

          The Executive acknowledges that the right of the Employer to cease to provide him with work in such circumstances is necessary for the protection of the legitimate business interests of the Employer.

          During the Garden Leave Period the Executive shall remain bound by the provisions of Clauses 5.2 hereof (other than Clause 5.2(b) hereof if the Employer so requires).

     (iii)The Employer may require the Executive to resign immediately from any directorship which he holds in the Group Companies, unless he is required to perform duties to which any such directorship relates in which case he may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Employer to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he fails to do so in accordance with this Clause 7.7 (iii):

7.8 Without prejudice to the Executive's rights to remuneration and other benefits hereunder, the Employer shall have the right at any time to require the Executive not to attend at any place of work or otherwise to suspend the Executive from the performance of any duties under this Agreement. During the period of such suspension the Employer may assign his duties, titles or powers to another. Further, during such period of suspension the Employer shall be under no obligation to vest in or assign to the Executive any powers or duties or to provide any work to the Executive.

     8    Termination and Severance

     8.1 The Employer may terminate the Executive's employment at any time forthwith by written notice to the Executive (and without any requirements of prior notice) if the Executive shall:-

     (a) commit any material breach, or continue (after written warning) to commit any breach, of his obligations under this Agreement;

     (b) be guilty of any material misconduct or material neglect in the discharge of his duties;

     (c) have a bankruptcy order made against him or make any arrangement or composition with his creditors or have an interim order made against him pursuant to the Insolvency Act 1986 (or any re-enactment or amendment thereof for the time being in force);

     (d) be convicted of any criminal offence (other than an offence under Road Traffic laws which does not carry any custodial sentence) which in the reasonable opinion of the Employer affects his position as an employee under this Agreement;

     (e) bring the name or reputation of the Employer, or any Group Company in whose business he shall have been involved, into material disrepute;

     (f)  be or become  prohibited by law from becoming or remaining a director;
          or

     (g) be disqualified or disbarred from membership of, or be found to have committed any serious disciplinary offence by, or be found not to be a fit and proper person by, any professional or regulatory body governing the conduct by the Executive of his duties or the business of any Group Company; or

     (h)  not be entitled to work in the UK.

8.2 If the Executive (owing to sickness, injury or otherwise) does not perform his duties hereunder for a period of at least 130 days or at least 130 days in aggregate in any period of twelve months the Employer shall (without prejudice to any provision hereof) be entitled by giving to the Executive not less than 3 months' notice (given at the expiry of such period (or aggregate days of non performance) or at any time thereafter while the Executive continues not to perform his duties hereunder) to terminate his employment and without prejudice to the protections provided to the Executive under all disability discrimination laws applying to him.

8.3  If at anytime during the Executive's employment with the Employer

     (a) he is removed by the Employer as a director of the Employer (other than pursuant to a provision of this Agreement); or

     (b) without his written consent, there is any material diminution in his duties for which he is responsible as provided in Clause 2.1 hereof, or if at any time prior to the expiry of the period of 18 months commencing with the Commencement Date

     (c) there shall occur a "change of circumstances" of the Employer as defined in Clause 16 hereof and by virtue of that "change of circumstances" in his reasonable judgment there has been a material and adverse effect on his prospects for promotion within the enlarged Group or a material diminution in his status within the Employer, then the Executive may, within 30 days of such event or events and in his absolute discretion, treat his employment with the Employer as terminated by reason of the Employer's fundamental breach of this Agreement by serving notice upon the Employer that this Agreement has been terminated by him pursuant to Clause 8.3.

9    Confidential and Other Information

9.1 Without prejudice to the common law duties which he owes to the Employer the Executive agrees that he will not, except in the proper performance of his duties, copy use or disclose to any person any of the Employer's trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will use his best endeavours to prevent the unauthorised copying use or disclosure of such information.

     For the purposes of this Agreement trade secrets and confidential information include any information in whatever form (written, oral, visual and electronic) concerning the confidential affairs of the Employer.

9.2 In the course of his employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of Clause 9.1 hereof and Clause 9.1 hereof will apply with any necessary amendments to such information. If requested to do so by the Employer the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as Clause 9.1 hereof with any amendments necessary to give effect to this provision.

9.3 Nothing in this Agreement will prevent the Executive from making a "protected disclosure" in accordance with the provisions of the Employment Rights Act 1996.

10   Copyright

10.1 The Executive shall promptly disclose to the Employer all copyright works originated, conceived, written or made by him alone or with others during the course of his employment (except only those works originated, conceived, written or made by him wholly outside his normal working hours and wholly unconnected with his appointment) and shall until such rights shall be fully and absolutely vested in the Employer hold them in trust for the Employer.

10.2 The Executive assigns to the Employer by way of future assignment all copyright and other proprietary rights (if any) for the full terms thereof throughout the world in respect of all works originated, conceived, written or made by the Executive during the course of his employment (except only those works originated, conceived, written or made by the Executive wholly outside his normal working hours and wholly unconnected with his duties under this Agreement).

10.3 It is agreed that for the purpose of Section 2(1B) of the Registered Designs Act 1949 and the Copyrights Designs and Patents Act 1988 all designs created by the Executive during the course of his employment (except only those which are created by the Executive wholly outside his normal working hours and wholly unconnected with his duties under this Agreement) shall be treated as being created by the Executive in the course of his employment and accordingly the Employer shall for the purpose of that Act be the original proprietor of any such designs.

10.4 The Executive will promptly inform the Employer if he makes or is involved in making an Invention during the Employment and will give the Employer sufficient details of it to allow the Employer to assess the Invention and to decide whether the Invention belongs to the Employer. The Employer will treat any Invention which does not belong to it as confidential.

     "Invention" means any invention (whether patentable or not within the meaning of the Patent Act 1977 or other applicable legislation in any other country) relating to or capable of being used in the business of the Employer or any other Group Company.

     If   an Invention  belongs to the  Employer,  the  Executive  will act as a trustee for the Employer in relation to that Invention and will, at the request and expense of the Employer, do everything necessary to vest all right, title and interest in it in the Employer or its nominee with full title guarantee and to secure full patent or other appropriate protection anywhere in the world.

10.5 The Executive will at the request and expense of the Employer do all things necessary or desirable to substantiate the rights of the Employer under this Clause 10, and as security for such obligation irrevocably appoints the Employer to be his attorney to sign or execute any such instrument or do any thing as may be necessary or desirable to effect such substantiation and the assignment referred to in Clause 10.a hereof.

11 Notices Any notice under this Agreement shall be in writing and shall either be given personally or be sent by prepaid first class post by the Employer to the Executive at his address stated above or at his other last known address, or by the Executive to the Employer at its address stated above or its other last known address. Any notice sent by the Employer by post shall be deemed to have been received forty-eight hours after the date of posting.

12   Miscellaneous

12.1 This Agreement shall be in substitution for all existing contracts of service or consultancy between the Employer or any Group Company and the Executive, which (without prejudice to any accrued rights thereunder) shall be treated as cancelled on the date the Executive's employment is treated as commencing under this Agreement.

13 Governing Law and Jurisdiction This Agreement is governed by and will be interpreted in accordance with the law of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English courts as regards any claim or matter arising under this Agreement

14 Contracts (Rights of Third Parties) Act 1999 No person other than the parties to this Agreement shall have any right to enforce any term of this Agreement under the Contracts (Rights of Third Parties) Act 1999 however this does not affect any rights conferred by this Agreement on any Group Company.


15 Data Protection Act 1998 For the purposes of the Data Protection Act 1998 (the "Act") the Executive gives his consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Employer for all purposes relating to the performance of this Agreement including, but not limited to:

     -    administering and maintaining personnel records;

     -    paying and reviewing salary and other remuneration and benefits;

     - providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

     -    undertaking performance appraisals and reviews;

     -    maintaining sickness and other absence records;

     -    taking decisions as to the Executive's fitness for work;

     - providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

     - providing information to future purchasers of the Employer or of the business in which the Executive works; and

     - transferring information concerning the Executive to a country or territory outside the EEA.

          The Executive acknowledges that during his employment he will have access to and process, or authorise the processing of personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Employer. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Employer's data protection policy issued form time to time.

16   Interpretation

In   this Agreement:-

16.1 where the context permits, references to the singular shall include references to the plural and vice versa;

16.2 the Employer's Staff Manual shall mean the current manual of the Employer entitled "People Policies and Practice", as may be amended or replaced by the Employer from time to time at its discretion. Upon any amendment or replacement, the references to the paragraphs and sections of the now current Employer's Staff Manual in Clause 6.1 hereof shall be construed so as to be references to the provisions of the amended or replaced Employers Staff Manual dealing with the same subject matter;

16.3 Clause headings are inserted for convenience only and shall not affect the construction of this Agreement;

16.4 "Group Company" means any of Lloyds TSB Group plc and its subsidiaries (as defined by Section 736 of the Companies Act 1985), and "Group" means all of them;

16.5 "Board" means board of directors of the Employer or any duly authorised committee of the same;

16.6 "Change of Circumstances" shall be deemed to have occurred on:

     (i) the date of the acquisition by any person, company or group of connected persons by a series of transactions or otherwise of shares of Lloyds TSB Group plc which,

          together with shares held or acquired by the persons acting in concert (as defined in the City Code on Takeovers and Mergers) with that person, company or group of connected persons carry 30 per cent or more of the voting rights attributable to the ordinary share capital of Employer or Lloyds TSB Group plc; or

     (ii) the date of the acquisition by any person or company of substantially the whole of the assets of Employer or Lloyds TSB Group plc or of substantially the whole of Employer's UK retail banking business or, subject to Clause 7.2, this Agreement being subject to a "relevant transfer" pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 1981 (SI 1981/1974) as amended; or

     (iii)the consummation of a merger, consolidation, recapitalisation or reorganisation affecting all or substantially the whole of Lloyds TSB Group plc's assets or substantially the whole of Employer's UK retail banking business or the issue of ordinary shares of Employer or Lloyds TSB Group plc in connection with the acquisition of the shares, stock or assets of another entity;

     provided, however, that a Change of Circumstances shall not occur under any of (i), (ii) or (iii) above if (a) upon consummation of the relevant transaction the holders of the outstanding ordinary share capital of Lloyds TSB Group plc immediately prior thereto are directly or indirectly entitled to at least 70 per cent of the voting rights attributable to the relevant ordinary share capital (as enlarged, if applicable) outstanding immediately after the relevant transaction of Employer or Lloyds TSB Group plc or, if applicable, of the entity that succeeds to alt or substantially the whole of the assets of Employer or Lloyds TSB Group plc or substantially the whole of Employer's UK retail banking business or that acquires a direct or indirect majority
     shareholding  in  Employer  or  Lloyds  ISS  Group  plc   ("Sufficient
     Interest"); and (b) a Sufficient Interest exists in relation to a company which owns or manages directly or indirectly substantially the whole of Employer's UK retail banking business; and

16.7 "Commencement Date" has the meaning given in Clause 4.1 hereof.

EXECUTED by the Executive and a representative of the Employer duly and fully authorized by the Board of the Employer to enter into this Agreement on the first date mentioned above.

EXECUTED as a deed by the Executive   }

in the presence of:                       }


EXECUTED as a deed on behalf of the                }

Employer by:                                        }

Director


Director/Secretary


                              Lloyds TSB Group plc


                              Share retention plan


                                      RULES



                       Date of Adoption : 25 October 2001




             RULES OF THE LLOYDS TSB GROUP PLC SHARE RETENTION PLAN



Meanings of words used

     In   these Rules:

     "Associated Company" means any company which is associated with the Company (within the meaning of Section 416 of the Income and Corporation Taxes
     Act 1988);

     "Business Day" means a day on which the London Stack Exchange is open for the transaction of business:

     "Committee" means the Remuneration Committee or any other committee appointed by the board of directors of the Company;

     "Company" means Lloyds TSB Group plc;

     "Dealing Regulations" means any statute, regulation or code adapted by the Company based an the Model Code for security transactions by directors
     of  listed   companies   contained  in  the  United  Kingdom   Listing
     Authority's Listing Rules

     'Employee" means any employee or executive director of any Participating Company;

     "Exercise Period" means a period commencing on the date of grant of an Option and expiring at the close of business on the day before the 10th anniversary of the date of grant or such earlier date as may be specified in respect of an Option;

     "Group Company" means:

     -    the Company; and

     -    its Subsidiaries from time to time; and

     -    any Associated Company

     which in each case is designated by the Committee as a Group Company;

     "Option" means a right to acquire Shares granted under the Plan and for the time being subsisting;

     "Optionholder" means an Employee who has been selected. for participation in the Plan as described in Rule 2 and granted an Option (or the personal representatives at any such Employee or individual);

     "Participating Company" means the Company and any Subsidiary and Associated Company designated by the Committee as a Participating Company;

     "Plan" means "The Lloyds TSB Group plc Share Retention Plan" in its present form or as from time to time altered in accordance with these Rules;

     "Reconstruction or Takeover means any takeover, merger or reorganisation:

     "Rules" means these Rules as amended from time to time;

     "Share" means an ordinary share in the capital of the Company;

     'Subsidiary" means a company which is a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985:

     "Trust" means the Lloyds TSB Group Employee Share Ownership Trust or any other trust nominated by the Committee;

     "Vesting Date" means in relation to an Option the date determined by the Committee under Rule 2.2.2 and which in relation to the grant of an Option to Mr Daniels will be 31 December 2004.

2    Operation of the Plan

2.1  Time of operation

     2.1.1The Committee may decide at any time when the Plan will be operated.

     2.1.2The  Plan  may not be  operated  at a time  precluded  by the  Dealing
          Regulations.

     2.1.3The Plan may be operated at any time on or after the Plan is adopted by the Company until 31 December 2010.

     2.2  Eligibility and operation

     2.2.1Subject to Rule 2.2.3, any Employee may be selected by the Committee to be granted an Option under the Plan. An Employee may not be granted more than one Option under the Plan.

     2.2.2When the Committee resolve to grant an Option to an Employee, they will determine the Vesting Date and Exercise Period applicable to that Option and the number of Shares subject to the Option.

     2.2.3Unless  and  until  the  Company's   shareholders  approve  the  Plan,
          participation in the Plan will be restricted to Mr Daniels.

     2.2.4 No payment to the Company will be required on the grant of an Option.

     2.2.5 A deed will be executed on the grant of an Option.

2.3  Notice

     The  Committee   will  notify  an   Optionholder   of  his   selection  for
     participation in the Plan, the Vesting Date and Exercise Period and the number of Shares placed under Option.

2.4  Disposal restrictions

     Except for the transmission of an Option on the death of an Optionholder to his persona' representatives, neither an Option nor any rights in respect of it may be transferred, assigned or otherwise disposed of by an Optionholder to any other person.

3    Variations to Options, reconstructions and takeovers

3.1  Variations of share capital

     In   the event of any variation in the equity share capital of the Company, including a variation in consequence of a capitalisation or rights issue, sub-division, consolidation or reduction of share capital, the number and/or nominal amount of Shares under Option may be adjusted in
     such  manner  as  the  Committee  considers   appropriate   (including
     retrospective adjustments).

3.2  Reconstructions, takeovers and demergers

     3.2.1If there is a Reconstruction or Takeover of the Company or a demerger, the Committee may make such arrangements as it considers necessary including determining that an Option will become exercisable either immediately or at a date specified by the Committee and for such period as the Committee may determine.

     3.2.2In the event of a Reconstruction or Takeover involving the exchange of Shares for shares in another company or in mare than one company, or in the case of a demerger where holders of Shares become entitled to shares in another company, the Committee may determine that the Option should be adjusted (including retrospective adjustments) or replaced by an option over the appropriate number of shares in that other company or companies.

     3.2.3In relation to the Option granted to Mr Daniels, Rules 3.2.1 and 3.2.2 shall be without prejudice to the right of Mr Daniels to serve notice under clause 8.3(c) of his contract of employment dated 19 October 2001 which, in accordance with Rules 4.1.3, 4.3.1 and 4.3.2, shall have the effect of accelerating the date on which the Option granted to him becomes exercisable.

3.3  The Committee

     For the purpose of dealing with Options under Rule 3.2 the Committee will comprise the members of the Committee in office immediately before the Reconstruction or Takeover or demerger, but excluding any executive directors.

3.4  Notice

     The Committee will notify Optionholders of any action taken under this Rule 3.

4    Exercise and lapse - general rules

4.1  Exercise - general rule

     Except as set out in the rest of this Rule 4 or where the Committee has determined to permit exercise under Rule 3.2, an Optionholder's Option will only be exercisable

     4.1.1after the Vesting Date; and

     4.1.2if the Optionholder remains an Employee from the date he is granted the Option under Rule 2.2 until and including the Vesting Date; and

     4.1.3provided he has not given notice of resignation to his employer on or before the Vesting Date (except where he has given notice of resignation in circumstances in which he is entitled to terminate his contract of employment without notice by reason of his employer's conduct or, in the case of an Option granted to Mr Daniels, in accordance with clause 8.3 of his contract of employment dated 19 October 2001).

     4.2  Lapse

     An   Option will lapse on the earliest of any of the following:

     4.2.1on the date the Optionholder ceases to be an Employee on or before the Vesting Date for any of the reasons specified in Rule 4.3.2;

     4.2.2if the Optionholder gives notice of resignation to his employer on or before the Vesting Date (except where he gives notice in circumstances in which he was entitled to terminate his contract of employment without notice by reason of his employer's conduct or, in the case of an Option granted to Mr Daniels, in accordance with clause 8.3 of his contract of employment dated 19 October 2001), an the date on which he gives such notice:

     4.2.3if the Optionholder  ceases to be an Employee on or before the Vesting
          Date for any reason other than those specified in Rule 4.3.2, the end of the period of 6 months after the date on which the Option first becomes exercisable under Rule 4.3.1;

     4.2.4if the Optionholder ceases to be an Employee after the Vesting Date, the end of the period of 6 months after the Optionholder ceases to be an Employee;

     4.2.5any date  specified by the  Committee  far lapse of Options under Rule
          3.2; and

     4.2.6 the end of the Exercise Period.

4.3  Leaving employment

     4.3.1General rules If an Optionholder ceases to be an Employee on or before the Vesting Date for any reason other than those specified in Rule 4.3.2, his Option will become exercisable for the period of 6 months from the date of cessation of employment.

     4.3.2 Exceptions

     If   the  Optionholder  ceases to be an  Employee  on or before the Vesting
     Date for any of the reasons specified in this Rule 4.3.2, his Option will lapse on the date of cessation of employment:

            (i)  death:

            (ii) cessation of employment by way of  resignation  (unless he resigned in circumstances in which he was entitled to terminate his contract of employment without notice by reason of his employer's conduct or, in the case of an Option granted to Mr Daniels, in accordance with clause 8.3 of his contract of employment dated 19 October 2001);

            (iii)in the case of an Option granted to Mr Daniels, termination of his employment by his employer in accordance with clauses 8.1 or 8.2 of his contract of employment dated 19 October 2001.

4.4  Meaning of ceasing to be an Employee

     For the purposes of this Rule 4 an Optionholder will not be treated as ceasing to be an Employee if on that date he is or becomes employed by or is an executive director of another Group Company.

4.5  Priority

     In   the event of any conflict  between any of the  provisions of this Rule
     4, the provision which results in the shortest exercise period and/or the earliest lapsing of the Option will prevail.

5    Acquiring Shares

     The Company may make such arrangements as it considers appropriate in respect of its obligations to provide Shares on exercise of an Option.
     Any Participating Company may provide money to the trustee of the Trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 153 of the Companies Act 1985.

6    Withholding
     The Company, any Group Company and/or the trustee of the Trust may, at any time, withhold any amounts and make such arrangements (including sale of any  Shares on  behalf  of an  Optionholder)  as are  necessary  or
     desirable  to  meet  any  liability  to  taxation,   social   security
     contributions or other appropriate levies in respect of Options.

7    Exercise procedure

7.1  Exercise

     An   Option is only validly  exercised if exercised in accordance with this
     Rule 7.

7.2  Time and manner of exercise

     To   exercise an Option,  the  Optionholder  must deliver to the Company or other duly appointed person:

     7.2.1the deed identifying the number of Shares over which the Option is being exercised and the sum of GBP1 to exercise the Option;

     7.2.2a notice in writing, in the prescribed form, completed and signed by the Optionholder or by his duly appointed agent; and


     7.2.3if the Committee so requires, a sum equal to a reasonable estimate made by the Company of any income tax or Employees National Insurance Contributions payable by any Group Company on the exercise of the Option or on the gain made on eventual sale of the Shares acquired under it.
     The Optionholder will disclose to the Company, in a farm satisfactory to it, any details necessary to calculate correctly any tax or Employees National Insurance Contributions liability in respect of his Option and, failing that, any Group Company may withhold tax and Employees National Insurance Contributions at the maximum level.

7.3  Date of exercise

     The date of valid exercise of an Option is the date of receipt of the documents and payment referred to in Rule 7.2.
     However,  if the  exercise  of an  Option  is  precluded,  or  the  Company
     Secretary  reasonably  believes  it  is  precluded,   by  any  Dealing
     Regulation, the date of exercise will be the first Business Day after the day when the Optionholder is permitted, or the Company Secretary determines the Optionholder is permitted, to exercise or, if earlier and subject to the giving of any clearance required under any Dealing Regulation, two Business Days before the Exercise Period expires provided that the Option may not in any circumstances be exercised after the end of the Exercise Period.

7.4  Transfer of Shares

     Subject to Rules 7.1 to 7.3, the Company will procure the transfer of the Shares to an Optionholder (or as he may direct) within 30 days of the date on which the Option is validly exercised in accordance with Rule
     7.3.

8    General

8.1  Reimbursement

     The Company may require each Participating Company to reimburse the Company for any costs incurred in connection with the Options made to Optionholders employed by that Participating Company.

8.2  Rights
     Optionholders will be entitled to all rights attaching to the Shares by reference to a record date on or after the date of transfer. They will not be entitled to rights before that date.

8.3  Consents
     All transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere, and it will be the individual's responsibility to comply with any requirements to be fulfilled in order to obtain or obviate the necessity far any such consent.

8.4  Articles of Association

     Any Shares acquired on the exercise of Options will be subject to the Articles of Association of the Company from time to time in force.

8.5  Notices

     Any notice or other document required La be given to an Optionholder under or in connection with the Plan may be delivered or sent by post to him at his home address according to the records of his employing company or such other address as may appear to the Company to be appropriate.

     Any notice or other document required to be given to the Company under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place or places as the Committee may from time to time determine and notify to Optionholders).

     Notices sent by post will be deemed to have been given on the date of receipt where the notice is given by the Optionholder, and on the second Business Day following the date of posting where given by the Company.

8.6  Committee's decision final and binding

     The decision of the Committee in connection with any interpretation of the Rules or in any dispute relating to any matter relating to the Plan will be final and conclusive.

8.7  Costs

     The costs of introducing and administering the Plan will be borne by the Company.

8.8  Limitation of liability

     The rights and obligations of an Optionholder under the terms and conditions of his office or employment will not be affected by his participation in the Plan or any right he may have to participate in the Plan. An individual  who  participates  in the Plan waives all and
     any  rights  to   compensation   or  damages  in  consequence  of  the
     termination of his office or employment with any company for any reason whatsoever insofar as those rights arise, or may arise, from his ceasing to have rights under the Plan as a result of such termination or from the lass or diminution in value of such rights or entitlements. If necessary the Optionholder's terms of employment will be deemed to be varied accordingly.

8.9  Administration of the Plan

     The Committee may, from time to time, make or vary regulations for the administration and operation of the Plan.

9    Amendments and termination

9.1  Committee's powers of amendment

     The Committee may at any time alter, vary or add to the provisions of the Plan in any respect in relation to the operation of the Plan generally or in respect of any Optionholder. Any change enabling the issue of Shares on exercise of Options requires the consent of the Company in general meeting.

9.2  Employees' share scheme

     No   amendment  or  operation  of the Plan will be  effective to the extent that the Plan would cease to be an "employees' share scheme" as defined in Section 743 of the Companies Act 1985.

9.3  Notice

     As   soon  as  reasonably   practicable  after  making  any  alteration  or
     addition, the Committee will give written notice to any Optionholder affected by the alteration or addition.

9.4  Termination of the Plan

     The Committee may terminate the Plan at any time, and it will terminate on 31 December 2010. The termination of the Plan will not affect existing Options.

10   Governing law

     English law governs the Plan and its construction and administration. Any Group Company and all Optionholders will submit to the jurisdiction of the English Courts in relation to any matter arising in connection with the Plan.


                               Exhibit 4(b)(v)

PBE/MAH

6 January 2003


Mr. P.R. Hampton
Group Finance Director
Lloyds TSB Group plc
71 Lombard Street
London EC3P3BS


STRICTLY PERSONAL

I am pleased to tell you that, following a review of executive remuneration, the Board has agreed to increase your salary to GBP483,000 with effect from 1st January 2003.

I can also advise you that your incentive opportunity has been increased from 75% to 100% with effect from 1st January 2003. The targets against which the bonus opportunity will be determined will be submitted to the Remuneration Committee on the 24th January and advised to you shortly thereafter.

Thank you again for your efforts during 2002.


SEE THE DIRECTORS' REMUNERATION REPORT IN THE LLOYDS TSB GROUP PLC REPORT AND ACCOUNTS FOR 2002 FOR DISCLOSABLE DETAILS OF THE TARGETS.


P.B. Ellwood
Group Chief Executive



THIS EXECUTIVE SERVICE AGREEMENT is made the 30th day of May 2002
BETWEEN Lloyds TSB Bank plc of 71 Lombard Street, London, EC3P 3BS ("the Employer") and
Philip Roy Hampton ("the Executive").

IT IS AGREED as follows:-

I    Preconditions

     The  Executive's employment will be subject to:-

1.1 the Executive not being prevented from taking up employment under this Agreement by any obligation or duty owed to a third party, whether contractual or otherwise; and

1.2 the Executive having been approved as an "Approved Person" by the Financial Services Authority under the Financial Services and Markets Act 2000 in respect of the appointment contemplated by this Agreement. If such approval is not received by the Company on or before 1st June 2002 this Agreement shall not become effective and neither party shall have any claim for compensation, costs or otherwise against the other in connection herewith.

2    Appointment, Directorship and Place of Work

2.1  The Employer shall employ the Executive as Group Finance Director,

2.2 In the position of Group Finance Director the Executive shall be appointed as a director to the Board of the Employer.

2.3 The Executive's normal place of work shall be 71 Lombard Street London EC3P 3BS provided that the Employer may require the Executive to carry out his duties at such other place of business of any Group Company within a radius of 25 miles from 71 Lombard Street aforesaid as the Employer may specify. Notwithstanding the previous sentence, the Executive may be required to attend such other places from time to time as may be reasonably necessary in order to fulfil his duties under this Agreement.

3    Remuneration and Other Benefits

     3.1  Remuneration

     (a) The Executive's salary shall be GBP460,000 per annum or such higher salary as may be notified to him from time to time. The next annual review, at which time the salary will be reviewed, will be on or about 1 January 2003.

     (b) The Executive agrees to waive payment of any director's fees payable in respect of any directorship held by him in any member of the Group.


     (c) The Executive may also receive, at the Employer's discretion, a payment under the annual incentive award arrangements (the "Award"). The Award is a maximum of 75 per cent of the basic annual salary set out in Clause 3.1(a) hereof and the amount payable to the Executive, if any, will be dependent upon such terms determined by the Employer including, but not limited to, achievement of targets notified to him. Any Award will be paid during March of the year following the announcement of annual results.

          The Executive acknowledges that, save for specific awards or entitlements notified to the Executive individually or by a general notice to staff bonuses are not contractual entitlements, and may therefore be reduced, varied or withdrawn by the Employer at any time at its discretion.

     (d) The Executive may participate in any all-employee Save as you Earn employee share schemes offered by the Employer, and also, at the discretion of the Employer, in any executive share option schemes established by the Employer, subject in each case to being eligible to participate under their rules. The Executive acknowledges that on termination of his employment he will have no right of action, otherwise than pursuant to the express rules of such schemes, against the Employer or any member of the Group in any way arising from his no longer being able to participate in such schemes.

     (e) For the avoidance of doubt, any and all payments made to the Executive pursuant to this Clause 3.1 or otherwise shall be subject to such deductions for tax and National Insurance as the Employer is required to make by law or the tax and/or National Insurance authorities.

3.2  Motor Car

     The Executive will be entitled to a company car, or in the alternative, a cash allowance (currently GBP1,000 per month) payable each month. Upon termination of his employment, the Executive shall return any car provided by the Employer

3.3  Life Cover

     The Executive will be eligible to be provided with Life Assurance which in the event of his death during employment would provide a payment equivalent to four times his basic annual salary set out in Clause 3.1
     (a) hereof. This cover is subject to the provisions of the insurer which govern such cover and on such terms as the Employer may from time to time decide. The insurer will require the Executive to undergo a medical examination before cover can commence.

3.4  Private Medical Insurance

     If   the Executive  complies  with any  eligibility  requirements  or other conditions set by the Employer and any insurer appointed by the Employer, the Executive and his wife and children (if eligible) may participate in the Employer's private health insurance arrangements at the Employer's expense and subject to the terms of those arrangements from time to time.

4    Commencement and Duration

4.1 The Executive's employment under this Agreement shall commence on 1st June 2002 (the "Commencement Date") and shall continue indefinitely until terminated:-

     (a) by not less than 12 months' notice given by the Employer to the Executive; or

     (b) by not less than 6 months' notice given by the Executive to the Employer; or

     (c)  by retirement under Clause 4.2 hereof; or

     (d)  under Clause 8 hereof.

4.2 The Executive's retirement age shall be sixty years, and his employment shall terminate at the end of the month in which he attains that age automatically and without the requirement for any notice to be given.

4.3 No previous employment counts as continuous employment with the Employer.

4.4 On the termination of this Agreement or on the "garden leave" provisions of Clause 7.7 hereof operating, the Executive shall resign from any offices as a director of any member of the Group and from all other appointments or office which he holds as nominee or representative of any member of the Group. Further, the Executive shall, at any other time when asked to do so by the Employer, resign from any offices as a director of any member of the Group (other than as a director of the Employer) and from all other appointments or offices which he holds as a nominee or representative of any member of the Group. As security for such obligation the Executive irrevocably appoints the Employer to be his attorney to sign any documents or do any things necessary or requisite to effect such resignation(s). Such resignation(s) shall be without prejudice to any claims which the Executive may have against the Employer arising out of this Agreement or its termination. The termination of any appointments, directorship, or other office, held by the Executive will not terminate the Executive's employment or amount to a breach of this Agreement by the Employer.

5    Duties of and Warranties by the Executive

5.1 During the period of this Agreement the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any member of the Group.

5.2  During the period of this Agreement, the Executive shall:-

     (a) perform his duties faithfully, diligently and with due care, and use his best endeavours to promote the interests of the Group;

     (b) devote the whole of his time, attention and skill to his duties during normal office hours and during such other times as may reasonably be required for the effective performance of his duties under this Agreement;

     (c) accept any offices or directorships as reasonably required by the Board;

     (d) comply with all rules and regulations issued by the Employer copies of which shall be provided to the Executive and which may not be inconsistent with the express terms of this Agreement;

     (e)  obey the directions of the Board;

     (f) not take up any remunerated external appointments, not be directly or indirectly engaged in the conduct of any trade, profession or other occupation (whether as an employee, consultant, agent or otherwise) of similar nature to or in competition with that carried on by the Employer or any other Group Company for whom the Executive performed services;

     (g) keep the Group Chief Executive of the Employer promptly informed of the conduct of his duties, his plans for the future performance of his duties and of any conflict of interest to which he is or may become subject, and comply with any policy directions or reasonable other directions given to him by the Group Chief Executive;

     (h) comply with the Model Code appended to Chapter 16 of the Listing Rules of the London Stock Exchange and all other codes of conduct from time to time adopted by any relevant Group Company;

     (i) comply with all applicable rules, regulations and codes imposed or recommended by any industry or regulatory body relevant to that part of the business of any Group Company with which the Executive is involved;

     (j) save with the prior written agreement of the Employer, neither participate nor have a financial interest in any business which competes with, or is a material customer or supplier to, any part of the Group Provided that the Executive may hold up to one (1) % of the equity or share capital of any such business;

     (k) other than reasonable corporate hospitality and seasonal or occasional gifts of limited value, not directly or indirectly receive any benefit from any person having business transactions with any member of the Group.

6    Pension Arrangements

6.1 The Executive will be eligible to join the Lloyds TSB Group Pension Scheme No.2, Section B ("the Scheme"). Membership is subject to and in accordance with the rules of the Scheme as amended from time to time. If the Executive joins the Scheme, he will be entitled to a pension based on a 1/45ths accrual rate and the Employer will ensure that he is provided with pension benefits calculated as if the "Permitted Maximum" as defined in Section 590C of the Income and Corporation Taxes Act 1988 did not apply, but otherwise calculated in accordance with the terms of the Scheme and subject to Inland Revenue limits.

6.2 In the event of the Executive ceasing to be employed by the Employer by reason of redundancy (as defined by Section 139 of the Employment Rights Act 1996 or any re-enactment or amendment thereof for the time being in force) and being entitled to a redundancy payment under such legislation, then, if at the time he ceases to be employed he shall be aged 50 or more, the Employer shall procure (by making such payments to the trustees of the Scheme as they may require or otherwise) that an immediate pension shall be payable to the Executive from the date of cessation of employment based on his Final Pensionable Salary (as defined in the Scheme Rules) and pensionable service at the time of cessation but without any reduction for commencement of payment before the age of 60.

6.3 Any pension due under this Clause 6 which cannot be paid from the Scheme will be paid by the Employer or its successor. The Executive will not be able to commute any part of any pension payable by the Employer or its successor as a consequence of this clause for a cash sum at retirement.

6.4  A  Contracting-Out  Certificate  pursuant  to  the  provisions  of the
     Pensions  Act  1995  is  in  force  in  respect  of  the   Executive's
     employment.

7    Miscellaneous Conditions of Employment

7.1 The provisions of the Employer's Staff Manual (access to which has been and will remain available to the Executive) shall not apply to the Executive's employment with the Employer or form part of this Agreement except for the following provisions:-

     Paragraph 1.16 Mobility (subject to Clause 2.3 hereof)

     Paragraph 1.18 Personal Dealing

     Paragraph 1 .22 Sick Pay

     Paragraph 1 .23 Sickness absence reporting

     Paragraph 1.24 Smoking Policy

     Paragraph 2.3 Expenses

     Paragraph 2.8 Pay periods

     Paragraph 2.9 Relocation (subject to Clause 3.5 hereof)

     The whole of Section 3 (Staff Benefits) except for Paragraph 3.1.3 (Pension Scheme).

     The whole of Section 5 (Attendance and Leave) except for Paragraph 5.1 (Career Break Scheme).

     The whole of Section 6 (Miscellaneous).

     If   there is any conflict between this Agreement and such provisions, then this Agreement shall prevail.

7.2 If employment of the Executive under this Agreement is terminated by reason of the liquidation of the Employer for the limited purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking ("New Employer") resulting from the reconstruction or amalgamation on terms and conditions no less favourable overall than the terms of this Agreement, then the Executive shall have no claim against the Employer in respect of the termination of his employment under this Agreement (whether or not the notice required by Clause 4 hereof shall have been given).

7.3 Any disciplinary matter affecting the Executive will be dealt with by the Group Chief Executive of the Employer.

7.4 If the Executive has any grievance relating to his employment he may refer such grievance in writing to the Group Chief Executive of the Employer. If the Executive is dissatisfied with the Group Chief Executive's treatment of his grievance, he may refer the matter to the Chairman of the Employer.

7.5 There are no collective agreements affecting the employment of the Executive.

7.6 The Executive shall be entitled to all English Public and Bank Holidays and 30 working days holiday in each year, with pro rata entitlement during the year in which the Executives employment is treated as commencing and during the year in which it is terminated. Holidays shall be taken at such reasonable times as the Group Chief Executive of the Employer shall approve.

7.7 (i) At any time after notice to terminate the employment is given by either party under Clause 4.1 hereof, or if the Executive resigns without giving due notice and the Employer does not accept his resignation, the Employer may require the Executive to comply with Clauses 7.7(ii) and (iii) hereof for a maximum period of six months (the "Garden Leave Period");

(ii) During the Garden Leave Period the Employer may cease to provide the Executive with work, during which time the Executive shall hold himself available to deal with requests for information and advice on matters relating to this work but he shall not be employed or otherwise engaged in the conduct of any activity on behalf of any other person and he shall not attend the premises of any Group Company unless directed to do so by the Group Chief Executive of the Employer and will not unless requested by the Board:

     (a) contact or have any communication with any customer or client of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

     (b) contact or have any communication with any employee, officer, director, agent or consultant of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

     (c) remain or become involved in any aspect of the business of the Employer or any other Group Company except as required by such companies.
     The Executive acknowledges that the right of the Employer to cease to provide him with work in such circumstances is necessary for the protection of the legitimate business interests of the Employer.

     During the Garden Leave Period the Executive shall remain bound by the provisions of Clauses 5.2 hereof (other than Clause 5.2 (b) hereof if the Employer so requires).

     (iii)The Employer may require the Executive to resign immediately from any directorship which he holds in the Group Companies, unless he is required to perform duties to which any such directorship relates in which case he may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Employer to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he fails to do so in accordance with this Clause 7.7 (iii).

7.8 Without prejudice to the Executive's rights to remuneration and other benefits hereunder, the Employer shall have the right at any time to require the Executive not to attend at any place of work or otherwise to suspend the Executive from the performance of any duties under this Agreement. During the period of such suspension the Employer may assign his duties, titles or powers to another. Further, during such period of suspension the Employer shall be under no obligation to vest in or assign to the Executive any powers or duties or to provide any work to the Executive.

8    Termination and Severance

8.1 The Employer may terminate the Executive's employment at any time forthwith by written notice to the Executive (and without any requirements of prior notice) if the Executive shall:-

     (a) commit any material breach, or continue (after written warning) to commit any breach, of his obligations under this Agreement;

     (b) be guilty of any material misconduct or material neglect in the discharge of his duties;

     (c) have a bankruptcy order made against him or make any arrangement or composition with his creditors or have an interim order made against him pursuant to the Insolvency Act 1986 (or any re-enactment or amendment thereof for the time being in force);

     (d) be convicted of any criminal offence which in the reasonable opinion of the Employer affects his position as an employee under this Agreement;

     (e) bring the name or reputation of the Employer, or any Group Company in whose business he shall have been involved, into material disrepute;

     (f)  be or become prohibited by law from becoming or remaining a director;

     (g) be disqualified or disbarred from membership of, or be found to have committed any serious disciplinary offence by, or be found not to be a fit and proper person by, any professional or regulatory body governing the conduct by the Executive of his duties or the business of any Group Company; or

     (h)  not be entitled to work in the UK.

8.2 If the Executive (owing to sickness, injury or otherwise) does not perform his duties hereunder for a period of at least 130 days or at least 130 days in aggregate in any period of twelve months the Employer shall (without prejudice to any provision hereof) be entitled by giving to the Executive not less than 3 months' notice (given at the expiry of such period (or aggregate days of non performance) or at any time thereafter while the Executive continues not to perform his duties hereunder) to terminate his employment and without prejudice to the protections provided to the Executive under all disability discrimination laws applying to him.

9    Confidential and Other Information

9.1 Without prejudice to the common law duties which he owes to the Employer the Executive agrees that he will not, except in the proper performance of his duties, copy use or disclose to any person any of the Employer's trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will use his best endeavours to prevent the unauthorised copying use or disclosure of such information.

     For  the  purposes  of  this  Agreement  trade  secrets  and   confidential
     information include any information in whatever form (written, oral, visual and electronic) concerning the confidential affairs of the Employer.

9.2 In the course of his employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of Clause 9.1 hereof and Clause 9.1 hereof will apply with any necessary amendments to such information. If requested to do so by the Employer the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as Clause 9.1 hereof with any amendments necessary to give effect to this provision.

9.3 Nothing in this Agreement will prevent the Executive from making a "protected disclosure" in accordance with the provisions of the Employment Rights Act 1996.

10   Copyright

10.1 The Executive shall promptly disclose to the Employer all copyright works originated, conceived, written or made by him alone or with others during the course of his employment (except only those works originated, conceived, written or made by him wholly outside his normal working hours and wholly unconnected with his appointment) and shall until such rights shall be fully and absolutely vested in the Employer hold them in trust for the Employer.

10.2 The Executive assigns to the Employer by way of future assignment all copyright and other proprietary rights (if any) for the full terms thereof throughout the world in respect of all works originated, conceived, written or made by the Executive during the course of his employment (except only those works originated, conceived, written or made by the Executive wholly outside his normal working hours and wholly unconnected with his duties under this Agreement).

10.3 It is agreed that for the purpose of Section 2(1B) of the Registered Designs Act 1949 and the Copyrights Designs and Patents Act 1988 all designs created by the Executive during the course of his employment (except only those which are created by the Executive wholly outside his normal working hours and wholly unconnected with his duties under this Agreement) shall be treated as being created by the Executive in the course of his employment and accordingly the Employer shall for the purpose of that Act be the original proprietor of any such designs.

10.4 The Executive will promptly inform the Employer if he makes or is involved in making an Invention during the Employment and will give the Employer sufficient details of it to allow the Employer to assess the Invention and to decide whether the Invention belongs to the Employer. The Employer will treat any Invention which does not belong to it as confidential.

     "Invention" means any invention (whether patentable or not within the meaning of the Patent Act 1977 or other applicable legislation in any other country) relating to or capable of being used in the business of the Employer or any other Group Company.

     If   an Invention  belongs to the  Employer,  the  Executive  will act as a trustee for the Employer in relation to that Invention and will, at the request and expense of the Employer, do everything necessary to vest all right, title and interest in it in the Employer or its nominee with full title guarantee and to secure full patent or other appropriate protection anywhere in the world.

10.5 The Executive will at the request and expense of the Employer do all things necessary or desirable to substantiate the rights of the Employer under this Clause 10, and as security for such obligation irrevocably appoints the Employer to be his attorney to sign or execute any such instrument or do any thing as may be necessary or desirable to effect such substantiation and the assignment referred to in Clause 10.2 hereof

11   Notices
     Any notice under this Agreement shall be in writing and shall either be given personally or be sent by prepaid first class post by the Employer to the Executive at his address stated above or at his other last known address, or by the Executive to the Employer at its address stated above or its other last known address. Any notice sent by the Employer by post shall be deemed to have been received two business days after the date of posting.

12   Miscellaneous

12.1 This Agreement shall be in substitution for all existing contracts of service or consultancy between the Employer or any Group Company and the Executive, which (without prejudice to any accrued rights thereunder) shall be treated as cancelled on the date the Executive's employment is treated as commencing under this Agreement.

13   Governing Law and Jurisdiction

     This Agreement is governed by and will be interpreted in accordance with the law of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English courts as regards any claim or matter arising under this Agreement.

14   Contracts (Rights of Third Parties) Act 1999

     No   person other than the parties to this  Agreement or any Group  Company shall have any right to enforce any term of this Agreement under the Contracts (Rights of Third Parties) Act 1999.

15   Data Protection Act 1998

     For the purposes of the Data Protection Act 1995 (the "Act") the Executive gives his consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Employer for all purposes relating to the performance of this Agreement including, but not Limited to:

     -    administering and maintaining personnel records;

     -    paying and reviewing salary and other remuneration and benefits;

     - providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

     -    undertaking performance appraisals and reviews;

     -    maintaining sickness and other absence records;

     -    taking decisions as to the Executive's fitness for work;

     - providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

     - providing information to future purchasers of the Employer or of the business in which the Executive works; and

     - transferring information concerning the Executive to a country or territory outside the EEA.

     The Executive acknowledges that during his employment he will have access to and process, or authorise the processing of personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Employer. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Employer's data protection policy issued form time to time.

16   Interpretation

In this Agreement:-

16.1 where the context permits, references to the singular shall include references to the plural and vice versa;

16.2 the Employer's Staff Manual shall mean the current manual of the Employer entitled "People Policies and Practice", as may be amended or replaced by the Employer from time to time at its discretion. Upon any amendment or replacement, the references to the paragraphs and sections of the now current Employer's Staff Manual in Clause 7.1 hereof shall be construed so as to be references to the provisions of the amended or replaced Employers Staff Manual dealing with the same subject matter;

16.3 Clause headings are inserted for convenience only and shall not affect the construction of this Agreement;

16.4 "Group Company" means any of Lloyds TSB Group plc and its subsidiaries (as defined by Section 736 of the Companies Act 1985), and "Group" means all of them;

16.5 "Board" means board of directors of the Employer or any duly authorised committee of the same: and

16.6 "Commencement Date" has the meaning given in Clause 4.1 hereof.

EXECUTED by the Executive and a representative of the Employer duly and fully authorized by the Board of the Employer to enter into this Agreement on the first date mentioned above.

EXECUTED as a deed by the Executive    }
in the presence of:                       }


EXECUTED as a deed on behalf of the     }
Employer by:                             }



                           Exhibit 4(b)(vi)


5 February 2003



Mr Stephen Craig Targett
E11 Montevetro
100 Battersea Church Road
London SW11 3YL


LLOYDS TSB GROUP plc SHARE PLAN 2003

I am writing to confirm the arrangements in respect of your option grant and confirm that you wilt be granted an option over Lloyds TSB Group plc shares with a market value at the date of grant of GBP 1,000,000, in accordance with the rules of the Lloyds TSB Group plc Share Plan 2003. The grant will be made on the first business day after you become an employee with us subject to any dealing restrictions which apply.




P.B. Ellwood
Group Chief Executive




THIS EXECUTIVE SERVICE AGREEMENT is made the 5th day of February 2003
BETWEEN

(1) Lloyds TSB Bank plc of 71 Lombard Street, London, EC3P 3BS ("the Employer"), and

(2) Stephen Craig Targett of E11 Montevetro, 100 Battersea Church Road, London, SW11 3YL ("the Executive")


IT IS AGREED as follows


1     Preconditions

The Executive's employment will be subject to


1.1 the Executive not being prevented from taking up employment under this Agreement by any obligation or duty owed to a third party whether contractual or otherwise;

1.2 the Executive having been approved as an "Approved Person" by the Financial Services Authority under the Financial Services and Markets Act 2000 in respect of the appointment contemplated by this Agreement ("FSMA Approval"),

1.3 the Executive undergoing a medical examination with a medical practitioner nominated by the Employer, the result of which ("Medical Results") are satisfactory to the Employer, and

1.4 a work permit being granted to the Employer for the Executive in respect of the appointment contemplated by this Agreement and if either the Employer notifies the Executive that the Medical Results are not satisfactory to the Employer, or such work permit has not been granted by 31 March 2003, or FSMA Approval has not been received by 31 March 2003 this Agreement shall not become effective and neither party shall have any claim for compensation costs or otherwise against the other in connection herewith


2     Appointment, Directorship and Place of Work

2.1 The Employer shall employ the Executive as Group Executive Director, Wholesale & International Banking Designate of the Employer and as Group Executive Director, Wholesale & International Banking with effect from the conclusion of the Company's next Annual General Meeting.

2.2 The Employer shall procure the appointment of the Executive a director of the Company with effect from the Commencement Date until the next Annual General Meeting. The Board will propose to the shareholders of the Company at the next Annual General Meeting of the Company that the Executive be re-appointed as a director of the Company ("re-appointed").

2.3 The Executive's normal place of work shall be 71 Lombard Street London EC3P 3BS until a date to be notified in March or April 2003 and thereafter 25 Gresham Street, London EC2 provided that the Employer may require the Executive to carry out his duties at such other place of business of any Group Company within a radius of 25 miles from 25 Gresham Street aforesaid as the Employer may specify. Notwithstanding the previous sentence, the

      Executive may be required to attend such other places from lime to time as may be reasonably necessary in order to fulfil his duties under this Agreement.


3     Remuneration and Other Benefits

3.1   Remuneration

      (a) The Executive's salary shall be GBP450,000 per annum or such higher salary as may be notified to him from time to time. The next annual review, at which time the salary will be reviewed, will be on or about 1 January 2004.

      (b) The Executive agrees to waive payment of any director's fees payable in respect of any directorship held by him in any member of the Group.

      (c) The Executive may also receive, at the Employer's discretion, a payment under the annual incentive award arrangements (the "Award"). The Award is a maximum of 100 per cent of the basic annual salary set out in Clause 3,1(a) hereof and the amount payable to the Executive, if any, will be dependent upon such terms determined by the Employer including, but not limited to, achievement of targets notified to him. Any Award will be paid during March of the year following the announcement of annual results.

             The Executive acknowledges that (and notwithstanding the terms of Clause 8.3 hereof), save for specific awards or entitlements notified to the Executive individually or by a general notice to staff bonuses are not contractual entitlements, and may therefore be reduced, varied or withdrawn by the Employer at any time at its discretion.

      (d)    The Executive may participate in any all-employee Save as you
             Earn employee share schemes offered by the Employer, and also, at the discretion of the Employer, in any executive share option schemes established by the Employer, subject in each case to being eligible to participate under their rules and in each case his participation will be in accordance with the rules of the relevant scheme from time to time. The Executive acknowledges that on termination of his employment he will have no right of action, otherwise than pursuant to the express rules of such schemes, against the Employer or any member of the Group in any way arising from his no longer being able to participate in such schemes.

      (e) The Executive will be eligible to participate in the Employer's flexible benefits and share plan (Flavours) subject to and in accordance with the rules of Flavours from time to time.

3.2   Motor Car

      The Executive will be entitled to a company car subject to and in accordance with the rules of the Employer from time to time, or in the alternative, a cash allowance (currently GBP1,000 per month) payable each month. Upon termination of his employment, the Executive shall return any car provided by the Employer.

3.3   Life Cover

      The Executive will be eligible to be provided with Life Assurance which in the event of his death during employment would provide a payment equivalent to four times his basic annual salary set out in Clause 3.1(a) hereof. This cover is subject to the provisions of the insurer which govern such cover and on such terms as the Employer may from time to time decide. The insurer will require the Executive to undergo a medical examination before cover can commence.

3.4   Private Medical Insurance

      If the Executive complies with any eligibility requirements or other conditions set by the Employer and any insurer appointed by the Employer, the Executive and his wife and children (if eligible) may participate in the Employer's private health insurance arrangements at the Employer's expense and subject to the terms of those arrangements from time to time.

3.5   Relocation Costs

      The Employer shall reimburse to the Executive in a timely manner all the reasonable costs which the Executive shall incur in respect of relocating from Australia to the UK up to a maximum cost to the Employer of GBP50,000 (fifty thousand pounds) and subject to the Employer receiving proof of expenditure.

3.6   Costs relating to this Agreement

      The Employer shall within 31 days of the Commencement Date (subject to the fulfillment of the preconditions set out in Clause 1 above) pay the Executive the sum of GBP25,000 (twenty-five thousand pounds) as a contribution to the costs incurred by the Executive in relation to obtaining advice in respect of this Agreement.

3.7   Deductions

      For the avoidance of doubt, any and all payments made to the Executive pursuant to Clause 3.1, Clause 3.5, Clause 3.6 or otherwise shall be subject to such deductions for tax and National Insurance as the Employer is required to make by law or the tax and/or National insurance authorities.


4     Commencement and Duration

4.1 Subject to Clause 1 above, the Executive's employment under this Agreement shall commence on 10 March 2003 (the "Commencement Date") and shall continue indefinitely until terminated:-

      (a) by not less than 12 months' notice given by the Employer to the Executive; or

      (b) by not less than 6 months' notice given by the Executive to the Employer; or

      (c)    by retirement under Clause 4.2 hereof; or

      (d)    under Clause 8 hereof.

4.2 The Executive's retirement age shall be sixty years, and his employment shall terminate at the end of the month in which he attains that age automatically and without the requirement for any notice to be given.

4.3 No previous employment counts as continuous employment with the Employer.

4.4 On the termination of this Agreement or on the "garden leave" provisions of Clause 7.7 hereof operating, the Executive shall resign from any offices as a director of any member of the Group and from all other appointments or office which he holds as nominee or representative of any member of the Group. Further, the Executive shall, at any other time when asked to do so by the Employer, resign from any offices as a director of any member of the Group (other than as a director of the Employer) and from all other appointments or offices which he holds as a nominee or representative of any member of the Group. As security for such obligation the Executive irrevocably appoints the Employer to be his attorney to sign any documents or do any things necessary or requisite to effect such resignation(s). Such resignation(s) shall be without prejudice to any claims which the Executive may have against the Employer arising out of this Agreement or its termination. The termination of any appointments, directorship, or other office, held by the Executive will not terminate the Executive's employment or amount to a breach of this Agreement by the Employer.


5     Duties of and Warranties by the Executive

5.1 During the period of this Agreement the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any member of the Group or lose FSMA Approval.

5.2   During the period of this Agreement, the Executive shall

      (a) perform his duties faithfully, diligently and with due care, and use his best endeavours to promote the interests of the Group;

      (b) devote the whole of his time, attention and skill to his duties during normal office hours and during such other times as may reasonably be required for the effective performance of his duties under this Agreement;

      (c) accept any offices or directorships as reasonably required by the Board;

      (d) comply with all rules and regulations issued by the Employer copies of which shall be provided to the Executive and which may not be inconsistent with the express terms of this Agreement;

      (e)    obey the directions of the Board

      (f) not take up any remunerated external appointments, not be directly or indirectly engaged in the conduct of any trade, profession or other occupation (whether as an employee, consultant, agent or otherwise) of similar nature to or in competition with that carried on by the Employer or any other Group Company for whom the Executive performed services,

      (g) keep the Group Chief Executive of the Employer promptly informed of the conduct of his duties, his plans for the future performance of his duties and of any conflict of interest to which he is or may become subject, and comply with any policy directions or reasonable other directions given to him by the Group Chief Executive

      (h) comply with the Model Code appended to Chapter 16 of the Listing Rules of the United Kingdom Listing Authority and all other codes of conduct from time to time adopted by, or applicable top any relevant Group Company

      (i) comply with all applicable rules, regulations and codes imposed or recommended by any industry or regulatory body relevant to that part of the business of any Group Company with which the Executive is involved,

      (j) save with the prior written agreement of the Employer, neither participate nor have a financial interest in any business which competes with, or is a material customer or supplier to, any part of the Group Provided that the Executive may hold up to one (1) % of the equity or share capital of any such business;

      (k) other than reasonable corporate hospitality and seasonal or occasional gifts of limited value, not directly or indirectly receive any benefit from any person having business transactions with any member of the Group.

5.3 The Executive warrants to the Employer that the information disclosed by him to the Employer prior to the date of this Agreement concerning the remuneration and benefits provided to him by his previous employer (including information on shares and share options) was, at the time of disclosure, full, complete and accurate.


6     Pension Arrangements

      The Executive shall be entitled to be a member of the Lloyds TSB Group Pension Scheme No.2 Pension Investment Plan ("the Scheme") subject to the terms and conditions of its deed and rules from time to time.

      The Employer shall pay a contribution of 15% per annum of the Executive's annual basic salary (payable pursuant to in Clause 3.1(a) hereof) to the Scheme subject to Inland Revenue limits.

      The Employer shall be entitled at any time to terminate the Scheme or the Executive's membership of it subject to providing him with the benefit of a pension scheme ("The New Scheme") the benefits of which taken as a whole shall be not less favourable than the benefits provided to the Executive under the Scheme.

      A Contracting-Out Certificate pursuant to the provisions of the Pensions Act 1995 is in force in respect of the Executive's employment.


7     Miscellaneous Conditions of Employment

7.1 The provisions of the Employer's Staff Manual (access to which has been and will remain available to the Executive) shall not apply to the Executives employment with the Employer or form part of this Agreement except for the following provisions:-

      Paragraph 1.16 Mobility (subject to Clause 2.3 hereof)

      Paragraph 1.18 Personal Dealing

      Paragraph 1.22 Sick Pay

      Paragraph 1.23 Sickness absence reporting

      Paragraph 1.24 Smoking Policy

      Paragraph 2.3 Expenses

      Paragraph 2.8 Pay periods

      Paragraph 2.9 Relocation (subject to Clause 3.5 hereof)

      The whole of Section 3 (Staff Benefits)

      The whole of Section 5 (Attendance and Leave) except for Paragraph 5.1 (Career Break Scheme).

      If there is any conflict between this Agreement and such provisions, then this Agreement shall prevail.

7.2 If employment of the Executive under this Agreement is terminated by reason of the liquidation of the Employer for the limited purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking ("New Employer") resulting from the reconstruction or amalgamation on terms and conditions no less favourable overall than the terms of this Agreement, then the Executive shall have no claim against the Employer in respect of the termination of his employment under this Agreement (whether or not the notice required by Clause 4 hereof shall have been given).

7.3 Any disciplinary matter affecting the Executive will be dealt with by the Group Chief Executive of the Employer.

7.4 If the Executive has any grievance relating to his employment he may refer such grievance in writing to the Group Chief Executive of the Employer. If the Executive is dissatisfied with the Group Chief Executive's treatment of his grievance, he may refer the matter to the Chairman of the Employer.

7.5 There are no collective agreements affecting the employment of the Executive.


7.6 The Executive shall be entitled to all English Public and Bank Holidays and 30 working days holiday in each year, with pro rata entitlement during the year in which the Executive's employment is treated as commencing and during the year in which it is terminated. Holidays shall be taken at such reasonable times as the Group Chief Executive of the Employer shall approve.

7.7   (i)    At any time after notice to terminate the employment is
             given by either party under Clause 4.1 hereof, or if the Executive resigns without giving due notice and the Employer does not accept his resignation, the Employer may require the Executive to comply with Clauses 7.7(ii) and (iii) hereof for a maximum period of six months (the "Garden Leave Period');

      (ii) During the Garden Leave Period the Employer may cease to provide the Executive with work, during which time the Executive shall hold himself available to deal with requests for information and advice on matters relating to this work but he shall not be employed or otherwise engaged in the conduct of any activity on behalf of any other person and he shall not attend the premises of any Group Company unless directed to do so by the Group Chief Executive of the Employer and will not unless requested by the
             Board:

      (a) contact or have any communication with any customer or client of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or
      (b) contact or have any communication with any employee, officer, director, agent or consultant of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or
      (c) remain or become involved in any aspect of the business of the Employer or any other Group Company except as required by such companies.

      The Executive acknowledges that the right of the Employer to cease to provide him with work in such circumstances is necessary for the protection of the legitimate business interests of the Employer.

      During the Garden Leave Period the Executive shall remain bound by the provisions of Clauses 5.2 hereof (other than Clause 5.2 (b) hereof if the Employer so requires).

      (iii) The Employer may require the Executive to resign immediately from any directorship which he holds in the Group Companies, unless he is required to perform duties to which any such directorship relates in which case he may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Employer to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he fails to do so in accordance with this Clause 7.7 (iii).

7.8 Without prejudice to the Executive's rights to remuneration and other benefits hereunder, the Employer shall have the right at any time to require the Executive not to attend at any place of work or otherwise to suspend the Executive from the performance of any duties under this Agreement. During the period of such suspension the Employer may assign his duties, titles or powers to another. Further, during such period of suspension the Employer shall be under no obligation to vest in or assign to the Executive any powers or duties or to provide any work to the Executive.


8     Termination and Severance

8.1 The Employer may terminate the Executive's employment at any time forthwith by written notice to the Executive (and without any requirements of prior notice) if the Executive shall:-

      (a) commit any material breach, or continue (after written warning) to commit any breach, of his obligations under this Agreement;

      (b) be guilty of any material misconduct or material neglect in the discharge of his duties;

      (c) have a bankruptcy order made against him or make any arrangement or composition with his creditors or have an interim order made against him pursuant to the Insolvency Act 1986 (or any re-enactment or amendment thereof for the time being in force);

      (d) be convicted of any criminal offence which in the reasonable opinion of the Employer affects his position as an employee under this Agreement;

      (e) bring the name or reputation of the Employer, or any Group Company in whose business he shall have been involved, into material disrepute;

      (f) be or become prohibited by law from becoming or remaining a director;

      (g) be disqualified or disbarred from membership of, or be found to have committed any serious disciplinary offence by, or be found not to be a fit and proper person by, any professional or regulatory body governing the conduct by the Executive of his duties or the business of any Group Company

      (h)    ceases to have FSMA Approval;

      (i)    not be entitled to work in the UK.

8.2 If the Executive (owing to sickness, injury or otherwise) does not perform his duties hereunder for a period of at east 130 days or at least 130 days in aggregate in any period of twelve months the Employer shall (without prejudice to any provision hereof) be entitled by giving to the Executive not less than 3 months' notice (given at the expiry of such period (or aggregate days of non performance) or at any time thereafter while the Executive continues not to perform his duties hereunder) to terminate his employment and without prejudice to the protections provided to the Executive under all disability discrimination laws applying to him.

8.3 Subject to Clause 8.4 to Clause 8.8 below, if the Employer terminates the Executive's employment Without Cause the Employer agrees that if the Executive would have received an Award (as defined in Clause 3.1(c)) had he been in the employment of the Employer during the whole of the Severance Period the Employer shall pay the Executive an amount equal to the amount of such Award (if any) as would have been paid to the Executive had he been so employed ("Bonus Payment") and the Bonus Payment shall be made on the date it would have been paid to the Executive had he been in the employment of the Employer during the period to which the Award relates. Insofar as the Severance Period shall overlap with two Bonus Periods the amount of the Bonus Payment will be pro-rated on a time basis and the previous sentence shall be construed accordingly.

8.4   Notwithstanding the terms of Clause 8.3, the amount of any Bonus
      Payment shall be determined by the Employer having taken into account the duty of the Executive to mitigate his loss as applies to damages recoverable under the common law of England and Wales for breach of contract as if the Bonus Payment was a payment of. and calculated in accordance with the principle for quantifying, common law damages arising from the Employer terminating the Executive's employment in breach of contract.

8.5 The Bonus Payment shall be reduced by an amount equal to any and all bonus paid to the Executive by the Employer or any other Group Company following the Termination Date.

8.6 The Bonus Payment shall be subject to such deductions for tax and National Insurance as the Employer is required to make by Law or the tax and/or National Insurance authorities.

8.7 The Employer and the Executive agree that the Employer's obligations to the Executive under Clause 8.3 constitute a genuine pre-estimate of the damages arising from the termination of the Employee's employment Without Cause in respect of loss of bonus and that if the Employer shall fully perform, when due, all of its said obligations, such performance shall be in bull and final settlement of all and any claims which the Executive might have against the Employer and each Group Company arising out of the Executive's employment under this Agreement or its termination in respect of loss of bonus and the Executive hereby waives all such clams on the above terms (except to the extent that the Executive may not by law in this Agreement waive any statutory claims).

8.8   In this Clause 8
      "Bonus Payment" has the meaning given in Clause 8.3;

      "Bonus Period' means a period in respect of which an Award payable pursuant to Clause 3.1(c) above relates;

      "Severance Period" shall mean either the period of 12 months beginning with the Termination Date or the date on which the Employer has given the Executive notice, whichever is the shorter;

      "Termination Date" shall mean the date on which the Executive's employment terminates;

      "Without Cause" means termination other than (i) pursuant to Clause 4.1, Clause 4.2, Clause 8.1, or Clause 8.2 hereof, (ii) by operation of law (including but not limited to termination by virtue of the Transfer of Undertakings (Protection of Employment) Regulations 1981 or any successor thereto), (iii) where the Employer is entitled by law to terminate the Executive's employment without notice, (iv) by mutual consent, or (v) death.

8.9 For the avoidance of doubt the Executive agrees that during the Severance Period he will remain bound by the provisions of Clause 9 and Clause 10 of this Agreement and if he breaches such provisions the Bonus Payment shall cease to be payable.

8.10 Notwithstanding any other provision of this Agreement, the Employer shall in determining the amount of any compensation payable to the Executive for loss arising from a termination of the Executive's employment under this Agreement in breach of this Agreement apply the same rule concerning the duty of a person to mitigate his loss as applies to damages for breath of contract recoverable under the common law of England and Wales ("duty to mitigate"). The Executive hereby acknowledges his duty to mitigate.

8.11 If the Executive is not re-appointed as contemplated by Clause 2.2 above, then the Executive may, within 30 days of the Annual General Meeting referred to in that Clause 2.2 and in his absolute discretion, treat his employment with the Employer as terminated by reason of the Employer's fundamental breach of this Agreement by serving notice on the Employer stating that this Agreement has been terminated by the Employer by reason of its fundamental breach with effect from the date of that Annual General Meeting.


9     Confidential and Other Information

9.1 Without prejudice to the common law duties which he owes to the Employer the Executive agrees that he will not, except in the proper performance of his duties, copy use or disclose to any person any of the Employer's trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will use his best endeavours to prevent the unauthorised copying use or disclosure of such information.

      For the purposes of this Agreement trade secrets and confidential information include any information in whatever form (written, oral, visual and electronic) concerning the confidential affairs of the Employer.

9.2 In the course of his employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of Clause 9.1 hereof and Clause 9.1 hereof will apply with any necessary amendments to such information. If requested to do so by the Employer the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as Clause 9.1 hereof with any amendments necessary to give effect to this provision.

9.3 Nothing in this Agreement will prevent the Executive from making a "protected disclosure" in accordance with the provisions of the Employment Rights Act 1996.


10    Copyright etc

10.1 The Executive shall promptly disclose to the Employer all copyright works originated, conceived, written or made by him alone or with others during the course of his employment (except only those works originated, conceived, written or made by him wholly outside his normal working hours and wholly unconnected with his appointment) and shall until such rights shall be fully and absolutely vested in the Employer hold them in trust for the Employer.

10.2 The Executive assigns to the Employer by way of future assignment all copyright and other proprietary rights (if any) for the full terms thereof throughout the world in respect of all works originated, conceived, written or made by the Executive during the course of his employment (except only those works originated, conceived, written or made by the Executive wholly outside his normal working hours and wholly unconnected with his duties under this Agreement).

10.3 It is agreed that for the purpose of Section 2(1B) of the Registered Designs Act 1949 and the Copyrights Designs and Patents Act 1988 all designs created by the Executive during the course of his employment (except only those which are created by the Executive wholly outside his normal working hours and wholly unconnected with his duties under this Agreement) shall be treated as being created by the Executive in the course of his employment and accordingly the Employer shall for the purpose of that Act be the original proprietor of any such designs.

10.4 The Executive will promptly inform the Employer if he makes or is involved in making an Invention during the Employment and will give the Employer sufficient details of it to allow the Employer to assess the Invention and to decide whether the Invention belongs to the Employer. The Employer will treat any Invention which does not belong 10 it as confidential.

      "Invention" means any invention (whether patentable or not within the meaning of the Patent Act 1977 or other applicable legislation in any other country) relating to or capable of being used in the business of the Employer or any other Group Company.

      If an Invention belongs to the Employer, the Executive will act as a trustee for the Employer in relation to that Invention and will, at the request and expense of the Employer, do everything necessary to vest all right, title and interest in it in the Employer or its nominee with full title guarantee and to secure full patent or other appropriate protection anywhere in the world.

10.5 The Executive will at the request and expense of the Employer do all things necessary or desirable to substantiate the rights of the Employer under this Clause 10, and as security for such obligation irrevocably appoints the Employer to be his attorney to sign or execute any such instrument or do any thing as may be necessary or desirable to effect such substantiation and the assignment referred to in Clause 10.2 hereof.


11    Notices

      Any notice under this Agreement shall be in writing and shall either be given personally or be sent by prepaid first class post by the Employer to the Executive at his address stated above or at his other last known address, or by the Executive to the Employer at its address stated above or its other last known address. Any notice sent by the Employer by post shall be deemed to have been received two business days after the date of posting.


12    Miscellaneous

      This Agreement shall be in substitution for all existing contracts of service or consultancy between the Employer or any Group Company and the Executive, which (without prejudice to any accrued rights thereunder) shall be treated as cancelled on the date the Executive's employment is treated as commencing under this Agreement.


13    Governing Law and Jurisdiction

      This Agreement is governed by and will be interpreted in accordance with the law of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English courts as regards any claim or matter arising under this Agreement.


14    Contracts (Rights of Third Parties) Act 1999

      No person other than the parties to this Agreement or any Group
      Company shall have any right to enforce any term of this Agreement under the Contracts (Rights of Third Parties) Act 1999.


15    Data Protection Act 1998

      For the purposes of the Data Protection Act 1998 (the "Act") the Executive gives his consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Employer for all purposes relating to the performance of this Agreement including, but not limited to:

      -      administering and maintaining personnel records;

      -      paying and reviewing salary and other remuneration and benefits;

      - providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

      -      undertaking performance appraisals and reviews;

      -      maintaining sickness and other absence records;

      -      taking decisions as to the Executive's fitness for work;

      - providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency:

      - providing information to future purchasers of the Employer or of the business in which the Executive works; and

      - transferring information concerning the Executive to a country or territory outside the EEA.


      The Executive acknowledges that during his employment he will have access to and process, or authorise the processing of personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Employer. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Employer's data protection policy issued form time to time.


16    Interpretation

      In this Agreement:-

16.1 where the context permits, references to the singular shall include references to the plural and vice versa;

16.2 the Employer's Staff Manual shall mean the current manual of the Employer entitled "People Policies and Practice", as may be amended or replaced by the Employer from time to time at its discretion. Upon any amendment or replacement, the references to the paragraphs and sections of the now current Employer's Staff Manual in Clause 7.1 hereof shall be construed so as to be references to the provisions of the amended or replaced Employer's Staff Manual dealing with the same subject matter;

16.3 Clause headings are inserted for convenience only and shall not affect the construction of this Agreement;

16.4 "Group Company' means any of the Company and its subsidiaries (as defined by Section 736 of the Companies Act 1985), and 'Group" means all of them;

16.5 "Board" means board of directors of the Employer or any duly authorised committee of the same;

16.6 "Commencement Date" has the meaning given in Clause 4,1 hereof; "Company" means Lloyds TSB Group plc; and

16.8  "FSMA Approval" has the meaning given in Clause 1.2 hereof.


EXECUTED by the Executive and a representative of the Employer duly and fully authorized by the Board of the Employer to enter into this Agreement on the first date mentioned above.


EXECUTED as a DEED by the
Executive

In the presence of:

Witness's signature

Name
Address


Occupation



EXECUTED as a DEED on behalf of
the Employer:


Director

Director/Secretary




LLOYDS TSB GROUP plc SHARE PLAN 2003 ("THE PLAN")


This is to certify that on 11 March 2003, STEPHEN CRAIG TARGETT was granted, subject to the rules of the plan, an option to acquire 331,125 fully paid ordinary shares of 25p each in Lloyds TSB Group plc, subject to the memorandum and articles of association of the company, for a total price of GBP1. The option is personal to Mr. Targett and is not transferable.

Subject to the rules of the plan, the vesting date for the option is 31
December 2005 and the exercise period expires six months after the vesting date.

This option may be exercised only in accordance with the rules of the plan.

The common seal of Lloyds TSB Group plc was affixed to this deed

Director


Secretary







                                SHARE PLAN 2003

                                     Rules


RULES OF THE LLOYDS TSB GROUP PLC SHARE PLAN 2003


Meanings of words used

      In these Rules:

      'Associated Company" means any company which is associated with the Company (within the meaning of Section 416 of the Income and Corporation Taxes Act 1988);

      'Business Day" means a day on which the London Stock Exchange is open for the transaction of business;

      "Committee" means a committee of the board of directors of the Company;

      "Company" means Lloyds TSB Group plc:

      "Dealing Regulations" means any statute, regulation or code adopted by, or applicable to, the Company (including the Model Code for security transactions by directors of listed companies contained in the United Kingdom Listing Authority's Listing Rules and the Code of Market Conduct issued by the Financial Services Authority);

      "Employee" means any employee or executive director of any Participating Company;

      "Exercise Period" means the period determined by the Committee under Rule
      2.2.2 during which the Optionholder may exercise his Option after the Vesting Date and which in relation to the grant of an Option to Mr Targett will be the period of six months after the Vesting Date (i.e. ending on 30 June 2006);

      "Group Company" means:

      *      the Company; and

      *      its Subsidiaries from time to time: and any Associated Company which in each case is designated by the Committee as a Group Company;

      "Option" means a right to acquire Shares granted under the Plan and for the time being subsisting;

      "Optionholder" means an Employee who has been selected for participation in the Plan as described in Rule 2 and granted an Option (or the personal representatives of any such Employee or individual):

      "Participating Company" means the Company and any Subsidiary and Associated Company designated by the Committee as a Participating Company;

      "Plan" means "The Lloyds TSB Group plc Share Plan 2003" in its present form or as from time to time altered in accordance with these Rules;

      "Reconstruction or Takeover" means any takeover, merger or reorganisation; "Rules" means these Rules as amended from time to time;

      "Share" means an ordinary share in the capital of the Company;

      "Subsidiary" means a company which is a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985:

      "Trust" means the Lloyds TSB Group Employee Share Ownership Trust or any other trust nominated by the Committee;

      "Vesting Date" means in relation to an Option the date determined by the Committee under Rule 2.2.2 and which in relation to the grant of an Option to Mr Targett will be 31 December 2005.


2     Operation of the Plan

2.1   Time of operation

      2.1.1 The Committee may decide at any time when Options may be granted under the Plan. In respect of the grant of an Option to Mr Targett, the Plan will be operated, subject to Rule 2.1.2 below, on the first Business Day after Mr Targett becomes an Employee.

      2.1.2 Options may not be granted under the Plan at a time precluded by the Dealing Regulations.

2.2   Eligibility and operation

      2.2.1 Any Employee may be selected by the Committee to be granted an Option under the Plan.

      2.2.2 When the Committee resolves to grant an Option to an Employee, it will determine the Vesting Date and the Exercise Period applicable to that Option and the number of Shares subject to the Option.
             Note: The number of shares placed under an option to Mr Targett will be GBP1,000,000 divided by the market value of a share, being the middle market quotation of a share (as derived from the Daily Official List of the London Stock Exchange) on the Business Day immediately preceding the date of grant.

      2.2.3 Unless and until the Company's shareholders approve the Plan, participation in the Plan will be restricted to Mr Targett and will only be operated once.

      2.2.4 No payment to the Company will be required on the grant of an Option.

      2.2.5  A deed will be executed on the grant of an Option.

2.3   Notice
      The Committee will notify an Optionholder of his selection for participation in the Plan, the Vesting Date and Exercise Period and the number of Shares placed under Option.

2.4   Disposal restrictions
      Except for the transmission of an Option on the death of an Optionholder to his personal representatives, neither an Option nor any rights in respect of it may be transferred, assigned or otherwise disposed of by an Optionholder to any other person.


3     Variations to Options, reconstructions and takeovers

3.1   Variations of share capital
      In the event of any variation in the equity share capital of the Company, including a variation in consequence of a capitalisation or rights issue, sub-division, consolidation or reduction of share capital, the number and/or nominal amount of Shares under Option may be adjusted in such manner as the Committee, acting reasonably, considers appropriate (including retrospective adjustments).

3.2   Reconstructions, takeovers and demergers

      3.2.1 If there is a Reconstruction or Takeover of the Company or a demerger, the Committee, acting reasonably, may make such arrangements as it considers necessary including determining that an Option will become exercisable either immediately or at a date specified by the Committee and for such period as the Committee may reasonably determine.

      3.2.2 In the event of a Reconstruction or Takeover involving the exchange of Shares for shares in another company or in more than one company, or in the case of a demerger where holders of Shares become entitled to shares in another company, the Committee, acting reasonably, may determine that the Option should be adjusted (including retrospective adjustments) or replaced by an option over the appropriate number of shares in that other company or companies.

3.3   The Committee
      For the purpose of dealing with Options under Rule 3.2 the Committee wilI comprise the members of the Committee in office immediately before the reconstruction, takeover or demerger, but excluding any executive directors.

3.4   General
      In making any adjustment or arrangement under Rules 3.1 or 3.2 the Committee will so far as is practicable ensure that the Optionholder is not prejudiced as a result of the event giving rise to the adjustment or arrangement.

3.5   Notice
      The Committee will notify Optionholders of any action taken under this Rule 3.


4     Exercise and lapse -general rules

4.1   Exercise - general rule
      Except as set out in the rest of this Rule 4 or where the Committee has determined to permit exercise under Rule 3.2, an Optionhorder's Option will only be exercisable

      4.1.1  during the Exercise Period; and

      4.1.2 if the Optionholder remains an Employee from the date he is granted the Option under rule 2.2 until and including the Vesting Date; and

      4.1.3 provided he has not given notice of resignation to his employer on or before the Vesting Date (except where he has given notice of resignation in circumstances in which he is entitled to terminate his contract of employment without notice by reason of his employer's conduct, including in the case of Mr Targett termination in accordance with clause 8.11 of his contract of employment dated 5 February 2003).

4.2   Lapse
      An Option will lapse on the earliest of any of the following:

      4.2.1 on the date the Optionholder ceases to be an Employee on or before the Vesting Date for any of the reasons specified in Rule 4.3.2:

      4.2.2 if the Optionholder gives notice of resignation to his employer on or before the Vesting Date (except where he gives notice in circumstances in which he was entitled to terminate his contract of employment without notice by reason of his employer's conduct, including in the case of Mr Targett termination in accordance with clause 8.11 of his contract of employment dated 5 February 2003), on the date on which he gives such notice;

      4.2.3 if the Optionholder ceases to be an Employee on or before the Vesting Date for any reason other than those specified in Rule 43.2, the end of the period of 6 months after the date on which the Option first becomes exercisable under Rule 43.1 or in the case of death 12 months from the date of death;

      4.2.4 if the Optionholder ceases to be an Employee after the Vesting Date, the end of the period of 6 months after the Option holder ceases to be an Employee;

      4.2.5 any date specified by the Committee for lapse of Options under Rule 3.2;

      4.2.6  the end of the Exercise Period; and

      4.2.7 in the case of an Option granted to Mr Targett, if he is in breach of the warranty in clause 5.3 of his contract of employment dated 5 February 2003, on the date the Company becomes aware of such breach.

4.3   Leaving employment

      4.3.1  General rules

             If an Option holder ceases to be an Employee on or before the Vesting Date for any reason other than those specified in Rule 4.3.2, his Option will become exercisable for the period of 6 months (or in the case of death, for the period of 12 months by his Personal Representative) from the date of cessation of employment.

      4.3.2  Exceptions

             If the Optionholder ceases to be an Employee on or before the Vesting Date for any of the reasons specified in this Rule 4.3.2, his Option will Lapse on the date of cessation of employment:

             (i) cessation of employment by way of resignation (unless he resigned in circumstances in which he was entitled to terminate his contract of employment without notice by reason of his employer's conduct, including in the case of Mr Targett termination in accordance with clause 8.11 of his contract of employment dated 5 February 2003);

             (ii) in the case of an Option granted to Mr Targett, termination of his employment by his employer in accordance with clause
                     8.1 of his contract of employment dated 5 February 2003.

4.4   Meaning of ceasing to be an Employee
      For the purposes of this Rule 4 an Optionholder will not be treated as ceasing to be an Employee if on that date he is or becomes employed by or is an executive director of another Group Company.

4.5   Priority
      In the event of any conflict between any of the provisions of this Rule 4, the provision which results in the shortest exercise period and/or the earliest lapsing of the Option will prevail.


5     Acquiring Shares

      The Company may make such arrangements as it considers appropriate in respect of its obligations to provide Shares on exercise of an Option. Any Participating Company may provide money to the trustee of the Trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 153 of the Companies Act 1985.


6     Withholding

      The Company, any Group Company and/or the trustee of the Trust may, at any time, withhold any amounts and make such arrangements (including sale of any Shares on behalf of an Optionholder) as are necessary or desirable to meet any liability to taxation, social security contributions or other appropriate levies in respect of Options.


7     Exercise procedure

7.1   Exercise
      An Option is only validly exercised if exercised in accordance with this Rule 7.

7.2   Time and manner of exercise
      To exercise an Option, the Optionholder must deliver to the Company or other duly appointed person:

      7.2.1 the deed identifying the number of Shares over which the Option is being exercised and the sum of GBP1 to exercise the Option;

      7.2.2  a notice in the prescribed form; and

      7.2.3 if the Committee so requires, a sum equal to a reasonable estimate made by the Company of any income tax or Employees National Insurance Contributions payable by any Group Company on the exercise of the Option or on the gain made on eventual sale of the Shares acquired under it.

      The Optionholder will disclose to the Company, in a form satisfactory to it, any details necessary to calculate correctly any tax or Employees National Insurance Contributions liability in respect of his Option and, failing that, any Group Company may withhold tax and Employees National Insurance Contributions at the maximum level.

7.3   Date of exercise
      The date of valid exercise of an Option is the date of receipt of the documents and payment referred to in Rule 7.2.

      However, if the exercise of an Option is precluded, or the Company Secretary reasonably believes it is precluded, by any Dealing Regulation, the date of exercise will be the first Business Day after the day when the Optionholder is permitted, or the Company Secretary determines the Optionholder is permitted, to exercise or, if earlier and subject to the giving of any clearance required under any Dealing Regulation, two Business Days before the Exercise Period expires provided that the Option may not in any circumstances be exercised after the end of the Exercise Period.

7.4   Transfer of Shares
      Subject to Rules 7.1 to 7.3, the Company will procure the transfer of the Shares to an Optionholder (or as he may direct) within 30 days of the date on which the Option is validly exercised in accordance with Rule 7.3.


8     General

8.1   Reimbursement
      The Company may require each Participating Company to reimburse the Company for any costs incurred in connection with the Options made to Optionholders employed by that Participating Company.

8.2   Rights
      Optionholders will be entitled to all rights attaching to the Shares by reference to a record date on or after the date of transfer. They will not be entitled to rights before that date.

8.3   Consents
      All transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere, and it will be the individual's responsibility to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consent.

8.4   Articles of Association
      Any Shares acquired on the exercise of Options will be subject to the Articles of Association of the Company from time to time in force.

8.5   Notices
      Any notice or other document required to be given to an Optionholder under or in connection with the Plan may be delivered or sent by post to him at his home address according to the records of his employing company or such other address as may appear to the Company to be appropriate or sent by e-mail (or other electronic means) to any address which according to the records of his employing company is used by him (or such other e-mail or electronic address as he may from time to time specify).

      Any notice or other document required to be given to the Company under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place or places as the Committee may from time to time determine and notify to Optionholders) or if the Directors allow and subject to such conditions as they may specify, sent by e-mail (or other electronic means) to the e-mail (or electronic) address for the time being notified by the Company.

      Notices sent by post will be deemed to have been given on the date of receipt where the notice is given by the Optionholder, and on the second Business Day following the date of posting where given by the Company. Notices sent by e-mail (or other electronic means), in the absence of evidence to the contrary, will be deemed to have been received on the first day after sending.

8.6   Costs
      The costs of introducing and administering the Plan will be borne by the Company.

8.7   Limitation of liability
      Nothing in this Plan will form part of a persons contract of employment. The rights and obligations of a person under the terms and conditions of his employment will not be affected by his participation in the Plan.

      No person will have any right to compensation or damages or any other sum or benefit in respect of his ceasing to participate, or ceasing to be eligible to participate, in the Plan or in respect of any loss or reduction of any rights or expectation under the Plan in any circumstances and participation in the Plan is permitted only on the basis that all or any such right as might otherwise arise is excluded and waived.

      Nothing in this Plan will confer any benefit on a person who is not an Optionholder or an Employee and no such third party will have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan but this does not affect any right or remedy of a third party which exists or is available apart from that Act.


9     Amendments and termination

9.1   Employees' share scheme
      No amendment or operation of the Plan will be effective to the extent that the Plan would cease to be an "employees' share scheme" as defined in
      Section 743 of the Companies Act 1985.

9.2   Notice
      As soon as reasonably practicable after making any alteration or addition, the Committee will give written notice to any Option holder affected by the alteration or addition.

9.3   Termination of the Plan
      The Committee may terminate the Plan at any time, and it will terminate on 31 December 2010. The termination of the Plan will not affect existing Options.


10    Governing law

      English law governs the Plan and its construction and administration. Any Group Company and all Optionholders will submit to the jurisdiction of the English Courts in relation to any matter arising in connection with the Plan.







                                Exhibit 4(b)(vii)


PERSONAL

Mr. M.A. van den Bergh
7 Albury Road
Burwood Park
Walton on Thames
Surrey KT12 5DY

                                                             28th July, 2000



LLOYDS TSB GROUP plc and LLOYDS TSB BANK plc

I am delighted that the directors have confirmed your appointment to the board as Deputy Chairman from 1st October, 2000 and Chairman from 18th April, 2001.

All directors of the company also serve on the Lloyds TSB Bank plc board. You will, therefore, be appointed to the same positions of the bank. The two boards meet simultaneously.

I understand that you already have a copy of our note on the role of the chairman, but I enclose another, for ease of reference.

Your remuneration as Deputy Chairman will be GBP250,000 per annum and you will have the following benefits:

*     membership of the group's medical plan;           ) In that regard, we
*     life cover equivalent to four times remuneration; ) shall provide
                                                        ) details in due course.

* private use of a motor car. As you know, a Mercedes has been ordered for delivery to you around the end of August; and

*     participation in the group's profit sharing and sharesave arrangements.

Executive directors' holiday entitlement is 30 days a year and it would be appropriate for that to apply to you as well.

I enclose a schedule and attachments relating to your appointment and should be grateful if you would kindly complete and return the various items. I am sorry about the formalities.

You mentioned that you intend to purchase some Lloyds TSB Group shares before 1st October. It would be most helpful if you were to let me have details of the transaction when it has taken place.


A.J. Michie
Secretary





                              ROLE OF THE CHAIRMAN


1. To chair meetings of the shareholders, board and the chairman's committee and to ensure that the meetings and agenda are appropriate.

2. To represent the board and to be its spokesman, internally and externally, and, in conjunction with the Group Chief Executive, to develop the group's public relations policy.

3. To be available to the Group Chief Executive, directors and chairmen of boards of subsidiary and associated companies and to senior executives of the group for consultation and guidance.

4. To be available to the auditors and the heads of internal audit and compliance.

5. To ensure that there are satisfactory arrangements for the succession planning relating to the posts of Chairman and Group Chief Executive.

6. To ensure that the board and, through the Group Chief Executive, the group conform to the highest standards.


                                                                  July, 2002








                                                           12 February, 2002
Mr. M. van den Bergh,
Chairman,
Lombard Street.

PERSONAL


Dear Maarten,

I am pleased to advise you of a change to your current terms and conditions of employment.

On your retirement from Lloyds TSB Group plc, the Group will calculate the annual rate of pension which would be payable if:


- the group had set aside GBP50,000 per annum in respect of you from 1 Janaury 2002 until the date of your retirement with an additional proportionate amount for incomplete years of service and

- on your retirement, the Group had used this amount together with interest to purchase an annual pension for you, together with an annual pension of 2/3 of your pension for your spouse payable on your death, on a basis determined by the Group after obtaining actuarial advice.

The group will provide you with an annual pension equal to the amount so calculated. The pension will be paid monthly by Lloyds TSB Bank plc. You will be responsible for the payment of any income tax due when in receipt of the pension. You will be advised each year of the accrued pension that will be provided on your behalf. The amount will be determined by the Actuary and once advised is guaranteed. This advice will be provided to you at the end of each year.

The Remuneration Committee agreed these terms on the understanding you would not participate in the flexible benefits scheme, when introduced in January 2003, or the Share Investment Plan which will also operate in 2003.

Please will you confirm your acceptance of these terms by signing and returning the attached copy of this letter.

Yours sincerely,


N.J. MITCHINSON
Director of Group Human Resources





PERSONAL

Mr. M.A. van den Bergh
Chairman

                                                        30th December, 2002


I am pleased to notify you that the remuneration committee of the board has agreed that your salary should be increased from GBP400,000 to GBP422,500 per annum from 1st January, 2003.

Your pension benefit remains unchanged.


A.J. Michie
Secretary




b.c.c.   Mr. N.J. Mitchinson, Director of Group Human Resources
         Mr. T.M.D. Wilson, Compensation & Benefits Director

         Norman,

         I should be grateful if you would kindly arrange payment, as usual, and let me know when it has been done.



                                Exhibit 4(b)(viii)


PERSONAL

Mr. D.P. Pritchard
Lloyds TSB Group plc
25 Gresham Street
London
EC2V 7HN

                                                              7th April 2003



DEPUTY CHAIRMAN

As you know, I am delighted that the directors have confirmed your appointment as Deputy Chairman from 16th April 2003.

Your remuneration will be GBP233,520 per annum and your holiday entitlement and eligibility to participate in the flexible benefit scheme, share incentive plan, share save scheme and car scheme will remain on the same terms as for a group executive director.

You should expect to devote three days a week to the job, although there is flexibility on how this time is put together. You would generally be available to advise and help represent me at home and abroad and attend the meetings of the chairman's committee and the board. A more detailed note about the role of the Deputy Chairman is attached.

There will be a small portfolio of subsidiary company directorships, which you and I should agree upon from time to time. We are also arranging for you to be invited to attend meetings of the audit and nomination committees of the board.

You may be familiar with our practice of avoiding lengthy contracts of service and so the provisions of the employer's staff manual, "people, policies and practice", will continue to apply to you to the extent that they are not inconsistent with this letter.

Your appointment as a director and Deputy Chairman is subject to the termination provisions of the articles of association and the Companies Act, without payment of compensation. However, we need informally to have an understanding on the likely duration, which, I suggest, should be for an initial term of two years.

I am looking forward to continuing to work with you, particularly in your new capacity.

With kind regards



Maarten van den Bergh






                          ROLE OF THE DEPUTY CHAIRMAN


A.     Purpose of the role

       To support the Chairman, representing the board and acting as a spokesman, internally and externally.

       In the Chairman's absence, chairing appropriate committees, ensuring that the meetings and agendas are appropriate.

       To be available to the Group Chief Executive, directors and senior executives and chairmen of boards of subsidiary and associated companies for consultation and advice.


B.     Key accountabilities

       1. To deputise for the Chairman in the discharging of his duties (as described in the attached note "role of the Chairman").

       2. To advise and help represent the Chairman at home and overseas and attend the meetings of the board, the chairman's committee and any other committees as requested by the Chairman or the board.

       3. To be the Group's point of contact with the Lloyds TSB charitable foundations and their chairmen.

       4. To be the Chairman's point of contact with governmental and other institutions in the UK and the European Union and, where appropriate and in conjunction with the executive, to represent the group's interests and point of view to official enquiries and review bodies.

       5. To hold a number of subsidiary chairmanships or directorships as requested by the Chairman of the board.

       6.     To administer the Chairman's office, involving:

              * monitoring complaint letters addressed to the Chairman, identifying issues arising therefrom and reviewing copies of the ultimate response sent to the customer by the executive.

              * preparation, agreement and monitoring of the budget for the office.

              *     managing staff and pay review processes.


C.     Profile (and expansion on A and B above)

       The practice of the Deputy Chairman being a retired executive materially enhances the incumbent's ability to brief the Chairman on business issues and provide (constructive) challenge at chairman's committee and board meetings.

       In order to maintain an appropriate degree of awareness, the Deputy Chairman may wish to receive 'off the record' briefings from time to time, from senior executives including executive directors, going beyond 'being available for consultation and advice'.

       The Deputy Chairman would act as host, in turn with the Chairman, at dinners around the country with selected group executives, to contribute a two-way flow of information with front line management, providing a "bottom up" feel for business issues, particularly in the branch network.

       The Deputy Chairman would host corporate banking lunches, where attendance is appreciated by valuable business customers and underlines the importance the group attaches to their relationship.

       Chairmanship/board membership of major subsidiaries: an important channel to identify the "flavour" of the business and the mood of executive management, as well as reflecting the group view to outside non-executive directors of these subsidiaries.

       Chairmanship/board memberships of other subsidiary companies without external directors, ensuring a non-executive awareness of transactions routed through these companies for tax or regulatory reasons. Operationally, this should facilitate formal approval of resolutions requiring to be passed by these companies.


                             * * * * * * * * * * *


       To summarise, the key role of the Deputy Chairman, drawing on his professional experience, is to be aware of the overall "mood" of the company and its "behavioural drivers". While all non-executive directors, the audit committee and auditors have a role to play in this respect, their ability to look from outside is limited as compared with the continuous presence of a Deputy Chairman with practical knowledge of the company and its business.



11th November, 2002


cg:role dep chairman






                              LLOYDS TSB GROUP plc

                              ROLE OF THE CHAIRMAN


1. To chair meetings of the shareholders, board and the chairman's committee and to ensure that the meetings and agenda are appropriate.

2. To represent the board and to be its spokesman, internally and externally, and, in conjunction with the Group Chief Executive, to develop the group's public relations policy.

3. To be available to the Group Chief Executive, directors and chairmen of boards of subsidiary and associated companies and to senior executives of the group for consultation and guidance.

4. To be available to the auditors and the heads of internal audit and compliance.

5. To ensure that there are satisfactory arrangements for the succession planning relating to the posts of Chairman and Group Chief Executive.

6. To ensure that the board and, through the Group Chief Executive, the group conform to the highest standards.



Confirmed by the board in October 2002


                                Exhibit 4(b)(ix)


THIS EXECUTIVE SERVICE AGREEMENT is made the day of 30th day of May 2003
BETWEEN

(1) Lloyds TSB Bank plc of 25 Gresham Street, London, EC2V 7HN ("the Employer"); and

(2) Peter George Edwin Ayliffe of 16 Besbury Close, Dorridge, SoIihuII, West Midlands B93 8NT ("the Executive").


IT IS AGREED as follows:-


1      Preconditions

1.1 The Executive's employment will be subject to the Executive having been approved as an "Approved Person" by the Financial Services Authority under the Financial Services and Markets Act 2000 in respect of the appointment contemplated by this Agreement ("FSMA Approval").


2      Appointment, Directorship and Place of Work

2.1 The Employer shall employ the Executive as Group Executive Director, UK Retail Banking or in such other capacity in the business of the Employer or any Group Company as the Employer may from time to time reasonably require.

2.2 The Executive's normal place of work shall be 25 Gresham Street, London EC2V 7HN provided that the Employer may require the Executive to carry out his duties at such other place of business of any Group Company within or outside the United Kingdom as the Employer may specify.


3      Remuneration and Other Benefits

3.1    Remuneration

       (a) The Executive's salary shall be GBP375,000 per annum or such higher salary as may be notified to him from time to time.

       (b) The Executive agrees to waive payment of any director's fees payable in respect of any directorship held by him in any member of the Group.

       (c) The Executive may also receive the following remuneration at the Employer's discretion:

               (i) payment of cash or shares under the Employer's flexible benefits and share plan (Flavours) subject to and in accordance with the terms thereof from time to time;
               (ii) a personal bonus in respect of each financial year of the Employer on such terms as may be notified to the Executive by the Employer.

       The Executive acknowledges that save for specific awards or entitlements notified to the Executive individually or by a general notice to staff bonuses are not contractual entitlements, and may therefore be reduced, varied or withdrawn by the Employer at any time at its discretion.

       (d) The Executive may participate in any all-employee Save as you Earn employee share schemes offered by the Employer, and also, at the discretion of the Employer, in any executive share option schemes established by the Employer, subject in each case to being eligible to participate under their rules and in each case his participation will be in accordance with the rules of the relevant scheme from time to time. The Executive acknowledges that on termination of his employment he will have no right of action, otherwise than pursuant to the express rules of such schemes, against the Employer or any member of the Group in any way arising from his no longer being able to participate in such schemes.

3.2    Motor Car

       The Executive will be entitled to a company car subject to and in accordance with the rules of the Employers motor car scheme from time to time, or in the alternative, a cash allowance (currently GBP1,000 per month) payable each month. Upon termination of his employment, the Executive shall return any car provided by the Employer.

3.3    Private Medical insurance

       If the Executive complies with any eligibility requirements or other conditions set by the Employer and any insurer appointed by the Employer, the Executive and his wife and children (if eligible) may participate in the Employer's private health insurance arrangements subject to the terms of those arrangements from time to time.

3.4    Deductions

       For the avoidance of doubt, any and all payments made to the Executive pursuant to Clauses 3.1, 3.2 or 3.3 shall be subject to such deductions for tax and National Insurance as the Employer is required to make by law or the tax and/or National insurance authorities.


4      Commencement and Duration

4.1 Subject to Clause 1 above, the Executive's employment under this Agreement shall commence on 1 June 2003 (the "Commencement Date") and shall continue indefinitely until terminated:

       (a) by not less than 12 months' notice given by the Employer to the Executive; or

       (b) by not less than 6 months' notice given by the Executive to the Employer; or

       (c)     by retirement under Clause 4.2 hereof; or

       (d)     under Clause 8 hereof.

4.2 The Executive's retirement age shall be sixty years, and his employment shall terminate at the end of the month in which he attains that age automatically and without the requirement for any notice to be given.

4.3 The date on which any continuous period of employment began with the Employer or a previous employer which counts as part of the Executive's continuous period of employment with the Employer for the purposes of the law relating to redundancy and unfair dismissal and for the purposes of commencement of pensionable service, is 1 April 1985.

4.4 The Executive shall, at any time when asked to do so by the Employer, including but not limited to, on the termination of this Agreement or on the "garden leave" provisions of Clause 7.7 hereof operating, resign immediately on request from the Employer from all offices as a director of any member of the Group and from alt other appointments or offices which he holds as nominee or representative of any member of the Group. As security for such obligation the Executive irrevocably appoints the Employer to be his attorney to sign any documents or do any things necessary or requisite to effect such resignation(s). The termination of any appointment, directorship, or other office, held by the Executive will not terminate the Executive's employment or amount to a breach of this Agreement by the Employer.

5      Duties of and Warranties by the Executive

5.1 During the period of this Agreement the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any member of the Group or lose FSMA Approval.

5.2    During the period of this Agreement, the Executive shall:

       (a) perform his duties faithfully, diligently and with due care, and use his best endeavours to promote the interests of the Group;

       (b) devote the whole of his time, attention and skill to his duties during normal office hours and during such other times as may reasonably be required for the effective performance of his duties under this Agreement;

       (c) accept any offices or directorships as reasonably required by the Board;

       (d) comply with all rules and regulations issued by the Employer copies of which shall be provided to the Executive and which may not be inconsistent with the express terms of this Agreement;

       (e)     obey the directions of the Board;

       (f) not without the prior written consent of the Group Chief Executive of Lloyds TSB Group plc take up any remunerated external appointments, not be directly or indirectly engaged in the conduct of any trade, profession or other occupation (whether as an employee, consultant, agent or otherwise) of similar nature to or in competition with that carried on by the Employer or any other Group Company for whom the Executive performed services;

       (g) keep the Group Chief Executive of Lloyds TSB Group plc promptly informed of the conduct of his duties, his plans for the future performance of his duties and of any conflict of interest to which he is or may become subject, and comply with any policy directions or reasonable other directions given to him by the said Group Chief Executive;

       (h) comply with the Model Code appended to Chapter 16 of the Listing Rules of the United Kingdom Listing Authority and all other codes of conduct from time to time adopted by, or applicable to, any relevant Group Company;

       (i) comply with all applicable rules, regulations and codes imposed or recommended by any industry or regulatory body relevant to that part of the business of any Group Company with which the Executive is involved;

       (j) save with the prior written agreement of the Employer, neither participate nor have a financial interest in any business which competes with, or is a material customer or supplier to, any part of the Group Provided that the Executive may hold up to one (1) % of the equity or share capital of any such business;

       (k) other than reasonable corporate hospitality and seasonal or occasional gifts of limited value, not directly or indirectly receive any benefit from any person having business transactions with any member of the Group.


6      Pension Arrangements

6.1 The Executive shall be entitled to be a member of the Lloyds TSB Group Pension Scheme No.2 (the "Scheme"). The Employer shall be entitled at any time to terminate the Scheme or the Executive's membership of it subject to providing him with the benefit of a pension scheme ("the New Scheme") the benefits of which taken as a whole shall be no less favourable than the benefits provided to the Executive under the Scheme and to ensuring that the Executive is fully credited in the New Scheme for his pensionable service in the Scheme as if such pensionable service had been under the New Scheme.

6.2 In the event of the Executive ceasing to be employed by the Employer by reason of redundancy (as defined by Section 139 of the Employment Rights Act 1996 or any reenactment or amendment thereof for the time being in force) and being entitled to a redundancy payment under such legislation, then, provided that he is a member of the Scheme or any New Scheme and at the time he ceased to be employed shall be aged SO or more, the Employer shall procure (by making such payments to the trustees of the Scheme or any New Scheme as they may require or otherwise) that an immediate pension shall be payable to the Executive from the date of cessation of employment (based on his final pensionable salary and pensionable service at the time of cessation) but without any reduction for commencement of payment before the age of 60, but limited always to the highest amount which will not prejudice continued approval of the Scheme or New Scheme by the Commissioners of Inland Revenue as an exempt approved scheme for the purposes of the Income Tax (Earnings and Pensions) Act 2003 (or any re-enactment or amendment thereof for the time being in force).

6.3 A Contracting-Out Certificate pursuant to the provisions of the Pensions Act 1995 is in force in respect of the Executive's employment.


7      Miscellaneous Conditions of Employment

7.1 The provisions of the Employer's Staff Manual (access to which has been and will remain available to the Executive) shall not apply to the Executive's employment with the Employer or form part of this Agreement except for the following provisions:

       Paragraph 1.16 Mobility (subject to Clause 2.2 hereof)
       Paragraph 1.18 Personal Dealing
       Paragraph 1.22 Sick Pay
       Paragraph 1.23 Sickness absence reporting
       Paragraph 1.24 Smoking Policy
       Paragraph 2.3 Expenses
       Paragraph 2.8 Pay periods
       Paragraph 2.9 Relocation

       The whole of Section 3 (Staff Benefits) except for Paragraph 3.13 (Pension Scheme)

       The whole of Section 5 (Attendance and Leave) except for Paragraph 5,1 (Career Break Scheme).

       The whole of Section 6 (Miscellaneous).

       If there is any conflict between this Agreement and such provisions, then this Agreement shall prevail.

7.2 If employment of the Executive under this Agreement is terminated by reason of the liquidation of the Employer for the purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions no less favourable overall than the terms of this Agreement, then the Executive shall have no claim against the Employer in respect of the termination of his employment under this Agreement (whether or not the notice required by Clause 4 hereof shall have been given).

7.3 Any disciplinary matter affecting the Executive will be dealt with by the Group Chief Executive of Lloyds TSB Group plc.

7.4 If the Executive has any grievance relating to his employment he may refer such grievance in writing to the Group Chief Executive of Lloyds TSB Group plc. If the Executive is dissatisfied with the Group Chief Executive's treatment of his grievance, he may refer the matter to the Chairman of Lloyds TSB Group plc.

7.5 There are no collective agreements affecting the employment of the Executive.

7.6 The Executive shall be entitled to all English Public and Bank Holidays and 30 working days holiday in each year, with pro rata entitlement during the year in which the Executive's employment is treated as commencing and during the year in which it is terminated. Holidays shall be taken at such reasonable times as the Group Chief Executive of Lloyds TSB Group plc shall approve.

7.7    (i)     At any time after notice to terminate the employment is given by either party under Clause 4.1 or Clause 8.2 hereof, or if the Executive resigns without giving due notice and the Employer does not accept his resignation, the Employer may require the Executive to comply with Clauses 7.7(ii) to (iv) hereof for a maximum period of six months (the "Garden Leave Period").

       (ii) During the Garden Leave Period the Employer may cease to provide the Executive with work, during which time the Executive shall hold himself available to deal with requests for information and advice on matters relating to this work but he shall not be employed or otherwise engaged in the conduct of any activity on behalf of any other person and he shall not attend the premises of any Group Company unless directed to do so by the Group Chief Executive of Lloyds TSB Group plc and will not unless requested by the Board:

               (a) contact or have any communication with any customer or client of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

               (b) contact or have any communication with any employee, officer, director, agent or consultant of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

               (c) remain or become involved in any aspect of the business of the Employer or any other Group Company except as required by such companies.

               The Executive acknowledges that the right of the Employer to cease to provide him with work in such circumstances is necessary for the protection of the legitimate business interests of the Employer.

       (iii) During the Garden Leave Period the Executive shall remain bound by the provisions of Clause 5.2 hereof (other than Clause 5.2 (b) hereof if the Employer so requires).

       (iv) During the Garden Leave Period the Employer may require the Executive to resign immediately from any directorship which he holds in the Group Companies, unless he is required to perform duties to which any such directorship relates in which case he may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Employer to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he fails to do so in accordance with this Clause 7.7 (iv).

       (v) The Executive agrees and acknowledges that during any Garden Leave Period the Employer may appoint another employee to carry out duties in substitution for the Executive.

7.8 Without prejudice to the Executive's rights to remuneration and other benefits hereunder, the Employer shall have the right at any time to require the Executive not to attend at any place of work or otherwise to suspend the Executive from the performance of any duties under this Agreement. During the period of such suspension the Employer may assign his duties, titles or powers to another. Further, during such period of suspension the Employer shall be under no obligation to vest in or assign to the Executive any powers or duties or to provide any work to the Executive.


8      Termination and Severance

8.1 The Employer may terminate the Executive's employment at any time forthwith by written notice to the Executive (and without any requirements of prior notice) if the Executive shall:-

       (a) commit any material breach, or continue (after written warning) to commit any breach, of his obligations under this Agreement;

       (b) be guilty of any material misconduct or material neglect in the discharge of his duties;

       (c) have a bankruptcy order made against him or make any arrangement or composition with his creditors or have an interim order made against him pursuant to the Insolvency Act 1986 (or any re-enactment or amendment thereof for the time being in force);

       (d) be convicted of any criminal offence which in the reasonable opinion of the Employer affects his position as an employee under this Agreement;

       (e) bring the name or reputation of the Employer, or any Group Company in whose business he shall have been involved, into material disrepute;

       (f) be or become prohibited by law from becoming or remaining a director:

       (g) be disqualified or disbarred from membership of or be found to have committed any serious disciplinary offence by, or be found not to be a fit and proper person by, any professional or regulatory body governing the conduct by the Executive of his duties or the business of any Group Company;

       (h)     ceases to have FSMA Approval.

8.2 If the Executive (owing to sickness1 injury or otherwise) does not perform his duties hereunder for a period of at least 130 days or at least 130 days in aggregate in any period of twelve months the Employer shall (without prejudice to any provision hereof) be entitled by giving to the Executive not less than 3 months' notice (given at the expiry of such period (or aggregate days of non performance) or at any time thereafter while the Executive continues not to perform his duties hereunder) to terminate his employment and without prejudice to the protections provided to the Executive under all disability discrimination laws applying to him.

8.3 Notwithstanding any other provision of this Agreement, the Employer shall in determining the amount of any compensation payable to the Executive for loss arising from a termination of the Executive's employment under this Agreement in breach of this Agreement apply the same rule concerning the duty of a person to mitigate his loss as applies to damages for breach of contract recoverable under the common law of England and Wales ("duty to mitigate"). The Executive hereby acknowledges his duty to mitigate.


9      Confidential and Other Information

9.1 Without prejudice to the common law duties which he owes to the Employer the Executive agrees that he will not, except in the proper performance of his duties, copy use or disclose to any person any of the Employer's trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will use his best endeavours to prevent the unauthorised copying use or disclosure of such information.

       For the purposes of this Agreement trade secrets and confidential information include any information in whatever form (written, oral, visual and electronic) concerning the confidential affairs of the Employer.

9.2 In the course of his employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of Clause 9.1 hereof and Clause 9.1 hereof will apply with any necessary amendments to such information. If requested to do so by the Employer the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as Clause
       9.1 hereof with any amendments necessary to give effect to this provision.

9.3 Nothing in this Agreement will prevent the Executive from making a "protected disclosure" in accordance with the provisions of the Employment Rights Act 1996.


10     Intellectual Property Rights

10.1 The Executive shall promptly disclose to the Employer all copyright works originated, conceived, written or made by him alone or with others during the course of his employment (except only those works originated, conceived, written or made by him wholly outside his normal working hours and wholly unconnected with his appointment) and shall until such rights shall be fully and absolutely vested in the Employer (or its nominee) hold them in trust for the Employer (or its nominee).

10.2 The Executive assigns to the Employer (or is nominee) by way of future assignment all copyright and other proprietary rights (if any) for the full terms thereof throughout the world in respect of all works originated, conceived, written or made by the Executive during the course of his employment (except only those works originated, conceived, written or made by the Executive wholly outside his normal working hours and wholly unconnected with his duties under this Agreement).

10.3 It is agreed that for the purpose of Section 2(1 B) of the Registered Designs Act 1949 and the Copyrights Designs and Patents Act 1988 all designs created by the Executive during the course of his employment (except only those which are created by the Executive wholly outside his normal working hours and wholly unconnected with his duties under this Agreement) shall be treated as being created by the Executive in the course of his employment and accordingly the Employer shall for the purpose of that Act be the original proprietor of any such designs.

10.4 The Executive will promptly inform the Employer if he makes or is involved In making an Invention during the Employment and will give the Employer sufficient details of it to allow the Employer to assess the Invention and to decide whether the Invention belongs to the Employer. The Employer will treat any Invention which does not belong to it as confidential.

       "invention" means any invention (whether patentable or not within the meaning of the Patent Act 1977 or other applicable legislation in any other country) relating to or capable of being used in the business of the Employer or any other Group Company.

       If an Invention belongs to the Employer, the Executive will act as a trustee for the Employer (or its nominee) in relation to that Invention and will, at the request and expense of the Employer, do everything necessary to vest all right, title and interest in it in the Employer (or its nominee) with full title guarantee and to secure full patent or other appropriate protection anywhere in the world.

10.5 The Executive will at the request and expense of the Employer do all things necessary or desirable to substantiate the rights of the Employer under this Clause 10, and as security for such obligation irrevocably appoints the Employer to be his attorney to sign or execute any such instrument or do any thing as may be necessary or desirable to effect such substantiation and the assignment referred to in Clause 10.2 hereof.


11     Restrictions after Termination of Employment

11.1   In this clause:

       "Garden Leave Period" has the meaning given in Clause 7.7;

       "Prohibited Area" means England, Northern Ireland, Scotland and Wales;

       "Relevant Date" means the Termination Date or, if earlier, the date on which the Executive commences any Garden Leave Period;

       "Restricted Employee" means a band one employee working in the same division as the Executive and with a Hay point score of 11000 or above:

       "Senior Restricted Employee" means a band one employee with a Hay point score of 1,500 or above;

       "Termination Date" means the date on which the Executive's employment terminates.

11.2 The Executive is likely to obtain trade secrets and confidential information and personal knowledge of and influence over employees of the Group during the course of his employment. To protect these interests of the Employer, the Executive agrees with the Employer that he will be bound by the following covenants:

       11.2.1 during the period of 6 months commencing on the Relevant Date and within the Prohibited Area he will not be employed in, or carry on for his own account or for any other person, whether directly or indirectly, (or be a director of any company engaged in) any business which , by virtue of its location or otherwise, is or is about to be in competition with any business of the Employer or any other Group Company being carried on by such company at the Relevant Date provided he was concerned or involved with that business to a material extent at any time during the 12 months prior to the Relevant Date;

       11.2.2 during the period of 9 months commencing on the Relevant Date he will not (either on his own behalf or for or with any other person, whether directly or indirectly,) entice or try to entice away from the Employer or any other Group Company any person who was a Restricted Employee or a Senior Restricted Employee of the Employer or such other company at the Relevant Date and who had been a Restricted Employee or a Senior Restricted Employee at any time during the six months prior to the Relevant Date and with whom he had worked closely at any time during that period.

11.3 Each of the paragraphs contained in Clause 11.2 constitutes an entirely separate and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

11.4 Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Employer or of any other Group Company (except to the extent agreed by such a company).

11.5 Any benefit given or deemed to be given by the Executive to any Group Company under the terms of Clause 11 is received and held on trust by the Employer for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Employer.


12     Notices

       Any notice under this Agreement shall be in writing and shall either be given personally or be sent by prepaid first class post by the Employer to the Executive at his address stated above or at his other last known address, or by the Executive to the Employer at its address stated above or its other last known address. Any notice sent by the Employer by post shall be deemed to have been received two business days after the date of posting.


13     Miscellaneous

13.1 This Agreement shall be in substitution for all existing contracts of service or consultancy between the Employer or any Group Company and the Executive, which (without prejudice to any accrued rights thereunder) shall be treated as cancelled on the date the Executive's employment is treated as commencing under this Agreement.

13.2 This Agreement comprises the whole agreement between the Employer and the Executive relating to his employment hereunder and association with the Group, to the exclusion of all other warranties, representations made in good faith, undertakings and collateral contracts.


14     Contracts (Rights of Third Parties) Act 1999

       No person other than the parties to this Agreement or any Group Company shall have any right to enforce any term of this Agreement under the Contracts (Rights of Third Parties) Act 1999.


15     Data Protection Act 1998

       For the purposes of the Data Protection Act 1998 (the "Act') the Executive gives his consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Employer for all purposes relating to the performance o[~] this Agreement including, but not limited to:

       -     administering and maintaining personnel records;

       -     paying and reviewing salary and other remuneration and benefits;

       - providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

       -     undertaking performance appraisals and reviews;

       -     maintaining sickness and other absence records;

       -     taking decisions as to the Executive's fitness for work;

       - providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

       - providing information to future purchasers of the Employer or of the business in which the Executive works; and

       - transferring information concerning the Executive to a country or territory outside the EEA.

       The Executive acknowledges that during his employment he will have access to and process, or authorise the processing of personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Employer. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Employer's data protection policy issued form time to time.


16     Interpretation

       In this Agreement:-

16.1 where the context permits, references to the singular shall include references to the plural and vice versa;

16.2 the Employer's Staff Manual shall mean the current manual of the Employer entitled "People Policies and Practice", as may be amended or replaced by the Employer from time to time at its discretion. Upon any amendment or replacement, the references to the paragraphs and sections of the now current Employer's Staff Manual in Clause 7.1 hereof shall be construed so as to be references to the provisions of the amended or replaced Employer's Staff Manual dealing with the same subject matter;

16.3 Clause headings are inserted for convenience only and shall not affect the construction of this Agreement;

16.4 "Group Company" means any of Lloyds TSB Group plc and its subsidiaries (as defined by Section 736 of the Companies Act 1985), and "Group" means all of them;

16.5 "Board" means board of directors of the Employer or any duly authorised committee of the same;

16.6   "Commencement Date" has the meaning given in Clause 4.1 hereof;

16.7   "FSMA Approval" has the meaning given in Clause 1 hereof.


17     Governing Law and Jurisdiction

       This Agreement is governed by and will be interpreted in accordance with the law of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English courts as regards any claim or matter arising under this Agreement.


EXECUTED by the Executive and a representative of the Employer duly and fully authorized by the Board of the Employer to enter into this Agreement on the first date mentioned above.

EXECUTED as a DEED by the
Executive

in the presence of:


Witness's signature

Name
Address


Occupation



EXECUTED as a DEED on behalf of
the Employer:



Director/Secretary


                                   Exhibit 8



List of principal subsidiaries                                Country of
                                                      registration/incorporation
Banco Lloyds TSB S.A.                                          Brazil

Lloyds TSB Bank plc                                           England

Cheltenham & Gloucester plc                                   England

Lloyds TSB Commercial Finance Limited                         England

Lloyds TSB Leasing Limited                                    England

Lloyds TSB Private Banking Limited                            England

The Agricultural Mortgage Corporation PLC                     England

The National Bank of New Zealand Limited                    New Zealand

Lloyds TSB Bank (Jersey) Limited                              Jersey

Lloyds TSB Scotland plc                                      Scotland

Lloyds TSB General Insurance Limited                          England

Scottish Widows Investment Partnership                        England
Group Limited

Abbey Life Assurance Company Limited                          England

Lloyds TSB Insurance Services Limited                         England

Lloyds TSB Life Assurance Company Limited                     England

Lloyds TSB Asset Finance Division Limited                     England

Black Horse Limited                                           England

Scottish Widows plc                                          Scotland

Scottish Widows Annuities Limited                            Scotland



1st May, 2003



sjh/vb:list of subs




                                  Exhibit 10.1


                                                           Lloyds TSB Group plc
                                                           25 Gresham Street
                                                           London      EC2V 7HN

                                906 CERTIFICATION

                                                           23 June 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Ladies and Gentlemen,

     The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed filed pursuant to the Securities Exchange Act of 1934 and does not constitute a part of the Annual Report on Form 20-F (the "Report") accompanying this letter.

     J Eric Daniels, Group Chief Executive, and Philip R Hampton, Group Finance Director, of Lloyds TSB Group plc, each certifies that, to the best of his knowledge:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Lloyds TSB Group plc.



                                             By: /s/ J E Daniels
                                                 J Eric Daniels
                                                 Group Chief Executive

                                             By: /s/ P R Hampton
                                                 Philip R Hampton
                                                 Group Finance Director


     A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), or other document authenticating, acknowledging, or otherwise adopting the signatures that appear in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), has been provided to Lloyds TSB Group plc and will be retained by Lloyds TSB Group plc and furnished to the Securities and Exchange Commission or its staff upon request.