Form 20-F
period 2003-12-31
LLOYDS TSB GROUP PLC
filed 2004-04-05
CIK 1160106

As filed with the Securities and Exchange Commission on April 5, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-15246

LLOYDS TSB GROUP plc
(Exact name of Registrant as specified in its charter)

Scotland
 (Jurisdiction of incorporation or organization)

25 Gresham Street
London EC2V 7HN
United Kingdom
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary shares of nominal value 25 pence each, represented by American Depositary Shares	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

[None]

The number of outstanding shares of each of Lloyds TSB Group plc’s classes of capital or common stock as of December 31, 2003 was:

Title of Class	Number of Shares Outstanding

Ordinary shares, nominal value 25 pence each, as of December 31, 2003	5, 593, 737, 422
Limited voting shares, nominal value 25 pence each, as of December 31, 2003	78, 947, 368
Preference shares, nominal value 25 pence each, as of December 31, 2003	0
Preference shares, nominal value 25 cents each, as of December 31, 2003	0
Preference shares, nominal value 25 euro cents, as of December 31, 2003	0
Preference shares, nominal value Japanese ¥25 each, as of December 31, 2003	0

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2003 Form 20-F of Lloyds TSB Group plc (the “Company”) set out below is being incorporated by reference from the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004.

References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs and tabular data in the margins are not included unless specifically identified below.

The information set forth under the headings “Presentation of information” on page 3 and “Forward looking statements” on the inside cover of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A.   Selected Financial Data

The information set forth under the heading “Five year financial summary” on page 68 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reason for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

The information set forth under the heading “Risk factors” on page 15 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

ITEM 4 - INFORMATION ON THE COMPANY

A.   History and Development of the Company

The information set forth under the headings “Description of business – Introduction and development” on page 10, “Notes to the accounts – Note 27 – Capital commitments” on page 118, “Notes to the accounts – Note 6 – Profit before tax on sale of businesses” on page 103, “Notes to the accounts – Note 21 – Interests in joint ventures” on page 114, “Notes to the accounts – Note 25 – Tangible fixed assets” on page 117, “Notes to the accounts – Note 48 – Acquisitions” on page 144, and “Other information – Registered office and principal executive offices” on page 182 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

B.   Business Overview

The information set forth under the headings “Description of business” on pages 10 to 14 and “Operating and financial review and prospects - Supervision and regulation” on pages 60 to 62 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

C.   Organizational Structure

The information set forth under the headings “Directors’ report - Principal activities” on page 72 and “Other information - Group structure” on page 181 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

D.   Property, Plants and Equipment

The information set forth under the heading “Other information - Properties” on page 182 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information set forth under the heading “Operating and financial review and prospects” on pages 16 to 67 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The information set forth under the headings “The board” on pages 70 and 71 and “Directors’ remuneration report – External appointments” on page 80 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference. On 26 March 2004, Mr Targett resigned, and he will leave the Company at the end of April 2004.

B.   Compensation

The information set forth under the heading “Directors’ remuneration report” on pages 78 to 87 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

C.   Board Practices

The information set forth under the headings “Corporate governance” on pages 74 to 77 and “Directors’ remuneration report – Service agreements” on page 80 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

D.   Employees

The information set forth under the headings “Description of business – Employees” on page 12, “Directors' report – Employees” on page 72 and “Notes to the accounts – Note 4 – Administrative expenses” on pages 101 and 102 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

E.   Share Ownership

The information set forth under the heading “Directors’ remuneration report – Directors’ interests” on pages 83 to 87 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The information set forth under the heading “Reference information for shareholders – Analysis of shareholders” on page 185 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

B.   Related Party Transactions

The information set forth under the headings “Other information – Related party transactions” on page 181 and “Notes to accounts – Note 44 – Related party transactions” on page 134 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

The information set forth under the headings “Report of the independent auditors” on page 88, “Consolidated profit and loss account” on page 89, “Consolidated balance sheet” on pages 90 and 91, “Company balance sheet” on page 92, “Other statements” on page 93, “Consolidated cash flow statement” on page 94, “Notes to the accounts” on pages 95 to 175, “Operating and financial review and prospects – Customer remediation payments” on pages 62 and 63, “Shareholder information – Dividends” on page 176 and “Other information – Legal actions” on page 182 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

B. Significant Changes

Not applicable.

ITEM 9 - THE OFFER AND LISTING

A.   Offer and Listing Details

The information set forth under the heading “Shareholder information – Trading market for shares” on pages 176 and 177 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

B.   Plan of Distribution

Not applicable.

C.   Markets

The information set forth under the heading “Shareholder information – Trading market for shares” on pages 176 and 177 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A.   Share Capital

Not applicable.

B.   Memorandum and Articles of Association

The information set forth under the heading “Other information – Memorandum and articles of association” on page 182 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

C.   Material Contracts

Not applicable.

D.   Exchange Controls

The information set forth under the heading “Other information – Exchange controls” on page 182 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

E.   Taxation

The information set forth under the heading “Taxation” on pages 178 to 180 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

The information set forth under the heading “Shareholder information – Documents on display” on page 177 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

I.   Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings “Operating and financial review and prospects – Risk management” on pages 42 to 58 and “Notes to the accounts – Note 47 – Derivatives and other financial instruments” on pages 137 to 143 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

(a)   There has been no material default in payment of principal, interest, a sinking or purchase fund instalment, or any other material default with respect to any indebtedness of the Company or any of its significant subsidiaries.

(b)   There have been no arrears in the payment of dividends on, and no material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Company.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

The information set forth under the headings “Corporate governance – Internal control” on page 77 and “Corporate governance – Disclosure controls” on page 77 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

ITEM 16 – RESERVED

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate governance – Audit committee” on page 74 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

ITEM 16B – CODE OF ETHICS

The information set forth under the heading “Operating and financial review and prospects – Risk management – Governance, people and organisation - Standards of behaviour” on page 44 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the headings “Corporate governance – Audit committee” on page 74 and “Notes to the accounts – Note 4 – Administrative expenses” on pages 101 and 102 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

The information (including graphs and tabular data) set forth under the headings “Report of the independent auditors” on page 88, “Consolidated profit and loss account” on page 89, “Consolidated balance sheet” on pages 90 and 91, “Company balance sheet” on page 92, “Other statements” on page 93, “Consolidated cash flow statement” on page 94, “Notes to the accounts” on pages 95 to 175, “Operating and financial review and prospects – Customer remediation payments” on pages 62 and 63, “Shareholder information – Dividends” on page 176 and “Other information – Legal actions” on page 182 and “Five year financial summary” on pages 68 and 69 of the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004 is incorporated herein by reference.

ITEM 19 - EXHIBITS

	1	Memorandum and articles of association of Lloyds TSB Group plc.*

	4(a)	Share Sale Agreement dated 24 October 2003 between Lloyds TSB Bank plc, Lloyds Bank Subsidiaries Limited, Australia and New Zealand Banking Group Limited and ANZ Banking Group (New Zealand) Limited.

	4(b)(i)	Service agreement dated 6 September 1991 between Lloyds TSB Bank plc and Michael E. Fairey.†

	(ii)	Service agreement dated 9 February 2000 between Lloyds TSB Bank plc and Archie G. Kane.†

	(iii)	Service agreement dated 7 March 2000 between Lloyds TSB Bank plc and Michael D. Ross.†

	(iv)	Service agreement dated 19 October 2001 between Lloyds TSB Bank plc and J. Eric Daniels.†

	(v)	Service agreement dated 30 May 2002 between Lloyds TSB Bank plc and Philip R. Hampton.†

	(vi)	Service agreement dated 5 February 2003 between Lloyds TSB Bank plc and Stephen C. Targett.†

	(vii)	Service agreement dated 28 July 2000 between Lloyds TSB Group plc and Maarten A. van den Bergh.†

	(viii)	Service agreement dated 7 April 2003 between Lloyds TSB Group plc and David P. Pritchard.†

	(ix)	Service agreement dated 30 May 2003 between Lloyds TSB Bank plc and Peter G.E. Ayliffe.†

	(x)	Service agreement dated 4 March 2004 between Lloyds TSB Bank plc and Helen A. Weir.

	8.1	List of subsidiaries.

	12.1	Certification of J. Eric Daniels filed pursuant to 17 CFR 240.13a-14(a).

	12.2	Certification of Michael E. Fairey filed pursuant to 17 CFR 240.13a-14(a).

*	Previously filed with the SEC, together with Lloyds TSB Group’s registration statement, on 25 September 2001.
†	Previously filed with the SEC on Lloyds TSB Group’s Form 20-F filed 23 June 2003.

	13.1	Certification of J. Eric Daniels and Michael E. Fairey furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

	14.1	Pursuant to Rule 12-b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Form 20-F by reference to the Company’s “Annual Report and Accounts 2003” filed as an exhibit to its Report on Form 6-K dated April 5, 2004, is attached as an exhibit hereto.

†	Previously filed with SEC on Lloyds TSB Group Form 20-F filed 23 June 2003.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lloyds TSB Group plc

By:	/s/ Michael E. Fairey
___________________
Michael E. Fairey, Deputy Group Chief Executive and Acting Chief Financial Officer, Lloyds TSB Group plc

London, England
April 5, 2004