Form 20-F
period 2004-12-31
LLOYDS TSB GROUP PLC
filed 2005-06-29
CIK 1160106

As filed with the Securities and Exchange Commission on 29 June 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15246

LLOYDS TSB GROUP plc

(Exact name of Registrant as Specified in Its Charter)

Scotland

(Jurisdiction of Incorporation or Organization)

25 Gresham Street

London EC2V 7HN

United Kingdom

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares of nominal value 25 pence each, represented by American Depositary Shares.	The New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of Lloyds TSB Group plc’s classes of capital or common stock as of 31 December 2004 was:

Ordinary shares, nominal value 25 pence each, as of 31 December 2004...5,596,397,111

Limited voting shares, nominal value 25 pence each, as of 31 December 2004... 78,947,368

Preference shares, nominal value 25 pence each, as of 31 December 2004... 400

Preference shares, nominal value 25 cents each, as of 31 December 2004..... 0

Preference shares, nominal value 25 euro cents each, as of 31 December 2004..... 0

Preference shares, nominal value Japanese ¥25 each, as of 31 December 2004... 0

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

TABLE OF CONTENTS

	Page		Page

Presentation of information	1	Taxation	101
Business overview	2	Where you can find more information	105
Selected consolidated financial data	3	Enforceability of civil liabilities	105
Exchange rates	5	Risk factors	106
Business	6	Forward-looking statements	108
Operating and financial review and prospects	12	Lloyds TSB Group structure	109
Management and employees	77	Index to Consolidated Financial Statements	F-1
Major shareholders and related party transactions	93	Glossary	110
Regulation	94	Form 20-F cross-reference sheet	112
Listing information	98	List of exhibits	114
Dividends	100	Signatures	115
Memorandum and articles of association	100	Certifications required under
Exchange controls	100	Section 302 of the Sarbanes-Oxley Act	116

PRESENTATION OF INFORMATION

In this annual report, references to “Lloyds TSB Group” are to Lloyds TSB Group plc and its subsidiary and associated undertakings; references to “Lloyds TSB Bank” are to Lloyds TSB Bank plc; and references to the “Consolidated Financial Statements” or “financial statements” are to Lloyds TSB Group’s Consolidated Financial Statements included in this annual report. References to the “Financial Services Authority” are to the United Kingdom (the “UK”) Financial Services Authority.

Lloyds TSB Group publishes its Consolidated Financial Statements expressed in British pounds (“pounds sterling”, “sterling” or “£”), the lawful currency of the UK. In this annual report, references to “pence” and “p” are to one-hundredth of one pound sterling; references to “US dollars”, “US$” or “$” are to the lawful currency of the United States (the “US”); references to “cent” are to one-hundredth of one US dollar; references to “euro” or “€” are to the lawful currency of the member states of the European Union that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; and references to “Japanese yen” “Japanese ¥” or “¥” are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds TSB Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) in effect on 31 December 2004, which was $1.9160 = £1.00. The Noon Buying Rate on 31 December 2004 differs from certain of the actual rates used in the preparation of the Consolidated Financial Statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the Consolidated Financial Statements in accordance with accounting principles generally accepted in the UK.

BUSINESS OVERVIEW

Lloyds TSB Group is a leading UK-based financial services group, whose businesses provide a wide range of banking and financial services in the UK and in certain locations overseas; although, following a number of sales of overseas businesses in recent years, the Lloyds TSB Group’s activities are now concentrated in the UK. At 31 December 2004 total Lloyds TSB Group assets were £279,843 million and Lloyds TSB Group had some 70,000 employees. Lloyds TSB Group plc’s market capitalisation at that date was some £26,500 million. The profit on ordinary activities before tax for the 12 months to 31 December 2004 was £3,493 million and the risk asset ratios as at that date were 10.0 per cent for total capital and 8.9 per cent for tier 1 capital.

The operations of Lloyds TSB Group in the UK were conducted through approximately 2,200 branches of Lloyds TSB Bank, Lloyds TSB Scotland plc and Cheltenham & Gloucester plc at the end of December 2004. International business is conducted mainly in the US and continental Europe. Lloyds TSB Group’s services in these countries are offered largely through branches of Lloyds TSB Bank. Lloyds TSB Group also offers offshore banking facilities in a number of countries. For additional information see “Regulation”.

The following table shows the profit before tax of Lloyds TSB Group’s UK Operations and its International Operations in each of the last three years. The profit before tax for the year ended 31 December 2003 includes the profit on the sale of a number of overseas businesses, in particular The National Bank of New Zealand.

	2004 £m	2003 £m	2002 £m

UK Operations	3,295	2,810	2,122
International Operations	198	1,538	496
Profit before tax	3,493	4,348	2,618

Lloyds TSB Group’s activities are organised into three segments: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Services provided by UK Retail Banking encompass the provision of banking and other financial services to personal customers, private banking and mortgages. Insurance and Investments offers life assurance, pensions and investment products, general insurance and fund management services. Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses, including venture capital finance. It also provides asset finance and share registration services to personal and corporate customers, manages Lloyds TSB Group’s activities in financial markets through its treasury function and provides banking and financial services overseas.

The following table shows the results of Lloyds TSB Group’s UK Retail Banking, Insurance and Investments and Wholesale and International Banking segments and Central group items in each of the last three fiscal years. In order to provide a clearer representation of the underlying performance, the results of the Insurance and Investments segment include investment earnings calculated using longer-term rates of return and annual management charges based on unsmoothed fund values. Management separately analyse the difference between these normalised earnings and the actual return (‘the investment variance’) together with the impact of changes in the economic assumptions used in the embedded value calculation.

	2004 £m	2003† £m	2002† £m

UK Retail Banking	1,651	1,471	1,548
Insurance and Investments	773	565	638
Wholesale and International Banking – continuing operations	1,272	1,038	1,005
Central group items	(333)	(12)	36
	3,363	3,062	3,227
Changes in economic assumptions	(2)	(22)	55
Investment variance	147	125	(943)
Loss on sale of businesses in 2004	(15)	–	–
Discontinued operations in 2003 and 2002	–	1,183	279
Profit before tax	3,493	4,348	2,618

† Restated, as explained on page 26.

Lloyds TSB Group plc was incorporated as a public limited company and registered in Scotland under the UK Companies Act 1985 on 21 October 1985 with the registered number 95000. Lloyds TSB Group plc’s registered office is Henry Duncan House, 120 George Street, Edinburgh EH2 4LH, Scotland, and its principal executive offices in the UK are located at 25 Gresham Street, London, EC2V 7HN, United Kingdom, telephone number + 44 (0) 20 7626 1500.

SELECTED CONSOLIDATED FINANCIAL DATA

The financial information set out in the table below has been derived from the annual reports and accounts of Lloyds TSB Group plc for each of the past five years adjusted for subsequent changes in accounting policy and presentation. The financial statements for the years 2000 and 2001 were audited by PricewaterhouseCoopers, independent accountants; the financial statements for each of the years 2002 to 2004 have been audited by their successor firm PricewaterhouseCoopers LLP, independent accountants.

The financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. A discussion of such differences and a reconciliation of certain UK GAAP amounts to US GAAP is included in note 50 to the financial statements.

	2004	2003	2002	2001	2000
Profit and loss account data for the year ended 31 December (£m)[1]
Net interest income	4,920	5,255	5,171	4,922	4,587
Other finance income	39	34	165	307	424
Other income	4,608	4,619	3,551	3,659	3,760
Trading surplus	4,650	4,735	3,974	4,119	4,503
Provisions for bad and doubtful debts	(866)	(950)	(1,029)	(747)	(541)
Profit on ordinary activities before tax	3,493	4,348	2,618	3,167	3,791
Profit on ordinary activities after tax	2,489	3,323	1,852	2,290	2,707
Profit for the year attributable to shareholders	2,421	3,254	1,790	2,233	2,658
Dividends	1,914	1,911	1,908	1,872	1,683
Balance sheet data at 31 December (£m)[1]
Called-up share capital	1,419	1,418	1,416	1,411	1,396
Shareholders’ funds (equity and non-equity)	9,977	9,624	7,943	10,326	11,877
Customer accounts	122,062	116,496	116,334	109,116	101,989
Undated subordinated loan capital	5,852	5,959	5,496	4,102	3,391
Dated subordinated loan capital	4,400	4,495	4,672	4,006	4,119
Loans and advances to customers	154,240	135,251	134,474	122,935	114,432
Assets[2]	225,079	201,934	207,343	189,317	169,495
Total assets	279,843	252,012	252,561	235,501	220,383
Share information[1]
Basic earnings per ordinary share	43.3p	58.3p	32.1p	40.4p	48.4p
Diluted earnings per ordinary share	43.0p	58.1p	32.0p	40.0p	47.9p
Net asset value per ordinary share	176p	170p	140p	183p	213p
Dividends per ordinary share[3]	34.2p	34.2p	34.2p	33.7p	30.6p
Equivalent cents per share[3,4]	63.7c	59.7c	54.1c	49.3c	44.2c
Market price (year-end)	473p	448p	446p	746p	708p
Number of shareholders (thousands)	953	974	973	981	1,026
Number of ordinary shares in issue (millions)[7]	5,596	5,594	5,583	5,564	5,507
Financial ratios (%)[1,5]
Dividend payout ratio	79.1	58.7	106.6	83.8	63.3
Post-tax return on average shareholders’ equity	24.3	38.5	16.8	18.1	21.2
Post-tax return on average assets	1.17	1.57	0.93	1.28	1.68
Post-tax return on average risk-weighted assets	2.01	2.63	1.62	2.26	3.08
Average shareholders’ equity to average assets	4.7	4.0	5.4	6.9	7.8
Cost: income ratio[6]	51.4	52.2	55.3	53.7	48.7
Capital ratios (%)[1]
Total capital	10.0	11.3	9.6	8.8	8.6
Tier 1 capital	8.9	9.5	7.7	7.7	7.9
[1]

Figures for 2002 and earlier years have been restated to reflect the implementation of UITF 37, Purchases and sales of own shares, UITF 38, Accounting for ESOP trusts, FRS 18, Accounting Policies, FRS 17, Retirement Benefits, FRS 19, Deferred Tax, UITF 33 Obligations in Capital Instruments, and detailed guidance from the Association of British Insurers for best practice in the preparation of results using the achieved profits method of accounting and other minor adjustments.

[2]	Assets exclude long-term assurance assets attributable to policyholders.
[3]

Annual dividends comprise both interim and final dividend payments. Final dividends (which are always paid in the following year) are included in the year to which they relate rather than in the year in which they are paid.

[4]	Translated into US dollars at the Noon Buying Rate on the date each payment was made, except for the 2003 final dividend which has been translated at the Noon Buying Rate on 31 December 2003.
[5]	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds TSB Group.
[6]	The cost: income ratio is calculated as total operating expenses as a percentage of total income.
[7]	This figure excludes 79 million limited voting ordinary shares.

SELECTED US GAAP FINANCIAL DATA	2004	2003	2002	2001	2000

Income statement data for the year ended 31 December (£m)(1)
Total revenues, net of interest expense	16,668	14,139	10,498	9,335	10,380
Policyholder benefits and claims expense	(4,473)	(3,036)	(1,565)	(2,228)	(1,735)
Provision for bad and doubtful debts	(866)	(950)	(1,029)	(747)	(541)
Income before tax	3,214	4,220	2,378	2,221	2,759
Net income	1,508	3,231	1,753	1,635	1,989
Dividends	1,913	1,908	1,903	1,738	1,522
Balance sheet data at 31 December (£m)
Shareholders’ equity	11,458	11,892	10,164	13,505	13,682
Deposits	159,546	140,451	141,777	133,419	117,473
Loans, net of provisions	152,428	134,043	134,202	122,485	110,788
Total assets	281,598	251,158	254,352	243,187	225,734
Share information (pence per ordinary share)
Basic earnings	27.0	57.9	31.5	29.5	36.2
Diluted earnings	26.8	57.7	31.3	29.2	35.9
Net asset value	202	210	180	240	245
Dividends	34.2	34.2	34.2	31.5	27.8
Financial ratios (%)(2)
Dividend payout ratio	126.9	59.1	108.6	106.4	76.5
Post-tax return on average shareholders’ equity	12.9	29.3	14.8	12.0	14.8
Post-tax return on average assets	0.65	1.29	0.73	0.72	1.00
Average shareholders’ equity to average assets	4.4	4.4	4.8	5.8	6.6
(1)	For the purposes of this five year summary, income statement items in respect of discontinued operations have been aggregated with those of continuing operations.
(2)

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

EXCHANGE RATES

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2005 May	2005 April	2005 March	2005 February	2005 January	2004 December
US dollars per pound sterling:
High	1.90	1.92	1.93	1.92	1.91	1.95
Low	1.82	1.87	1.87	1.86	1.86	1.91

For the years shown the averages of the US dollar Noon Buying Rates per pound sterling on the last day of each month were:

	2004	2003	2002	2001	2000
US dollars per pound sterling:
Average	1.84	1.64	1.51	1.44	1.52

On 21 June 2005, the latest practicable date, the US dollar Noon Buying Rate was $1.824 = £1.00. Lloyds TSB Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

BUSINESS

History and development of Lloyds TSB Group

The history of Lloyds TSB Bank can be traced back to the 18th century when the banking partnership of Taylor and Lloyds was established in the UK. The early years of the 20th century were marked by many acquisitions and mergers, significantly increasing the number of banking offices in the UK. Lloyds TSB Bank expanded further in the late 1980’s by the creation of the insurance-led group of Lloyds Abbey Life following the merger of five Lloyds TSB Bank businesses and Abbey Life Group plc, and in 1995 the business of Cheltenham and Gloucester Building Society was acquired.

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

In 1995, TSB Group plc merged with Lloyds TSB Bank. Under the terms of the merger, the TSB and Lloyds TSB Bank groups were combined under TSB Group plc, which was re-named Lloyds TSB Group plc. In 1999, the businesses, assets and liabilities of TSB Bank plc, the principal banking subsidiary of the TSB Group prior to the merger, and its subsidiary Hill Samuel Bank Limited were vested in Lloyds TSB Bank. In 2000, Lloyds TSB Group acquired Scottish Widows, for a total consideration of £5,947 million. This transaction positioned Lloyds TSB Group as one of the leading suppliers of long-term savings and protection products in the UK.

During 2003 and 2004, the Lloyds TSB Group disposed of a number of its overseas operations, as part of the process of managing its portfolio of businesses to focus on its core markets. The sale of Lloyds TSB Group’s French fund management business, The National Bank of New Zealand and substantially all of the Group’s Brazilian businesses in 2003 were followed in 2004 by the completion of the disposal of its businesses in Guatemala, Honduras and Panama and by the disposal of its businesses in Argentina and Colombia. These disposals have resulted in a significant reduction in the size of the Lloyds TSB Group’s international business. For additional information on the Lloyds TSB Group see “Business Overview”.

Management and resources

Lloyds TSB Group recognises that it will create value for its shareholders if it creates value for its customers. Its constant aim is to meet the rapidly changing needs and expectations of its customers. Lloyds TSB Group believes that success depends upon service, consistency and commitment and it aims, wherever possible, to maintain long-term relationships with its customers.

Lloyds TSB Group operates in a marketplace which is continually changing. No organisation can successfully manage change without the support and commitment of its staff. The pace and scope of change will not diminish as competition in the financial services market continues to increase. Lloyds TSB Group recognises that it is the staff of the organisation who have delivered, and will continue to deliver, its success and considers that one of its greatest competitive advantages is the ability of its people to adapt to rapid and far reaching change. The Lloyds TSB Group invests a significant amount in training to develop the knowledge and skills of its employees, which it considers to be a key element in the achievement of its overall strategy.

Lloyds TSB Group recognises that long-term success depends on the quality of its management. It is therefore committed to developing the potential of all managers; in particular ensuring that it has the succession management capability to meet future needs for top management. On 12 January 2004 Philip Hampton, group finance director, left the board and was replaced by Helen Weir, formerly group finance director of Kingfisher, who joined the board on 26 April 2004. In the intervening period, the finance director’s duties were carried out by Mike Fairey, deputy group chief executive. Steve Targett, group executive director, Wholesale and International Banking, left the board on 30 April 2004; he was replaced by Truett Tate who filled the role from the date of Mr Targett’s departure and who was appointed to the board as group executive director, Wholesale and International Banking on 1 August 2004. Peter Ayliffe, group executive director, UK Retail Banking, left the board on 31 January 2005 and was replaced by Terri Dial, formerly group executive vice president and member of the management committee of Wells Fargo & Co, who joined the board on 1 June 2005. In the intervening period Mike Fairey acted as group executive director, UK Retail Banking in addition to his other responsibilities.

Four non-executive directors have left the board: the Earl of Selborne (on 21 May 2004), Sir Tom McKillop (on 31 December 2004), Dr Chris Gibson-Smith and David Pritchard (both on 5 May 2005). Sir Julian Horn-Smith joined the board, as a non-executive director, on 1 January 2005.

On 1 February 2004, Frans Hijkoop joined the Lloyds TSB Group as director of Group Human Resources and became a member of the group executive committee but did not become a member of the board. On 1 March 2004, Carol Sergeant, formerly managing director, Regulatory Process and Risks Directorate for the UK Financial Services Authority, joined the Lloyds TSB Group as chief risk director and also became a member of the group executive committee but did not become a member of the board.

Strategy of Lloyds TSB Group

The governing objective of Lloyds TSB Group is to maximise shareholder value over time. In an environment of increasing competition and empowered customers, Lloyds TSB Group believes that this shareholder value objective can best be achieved by:

•	focusing on markets where it can build and sustain competitive advantage,
•	developing business strategies for those markets which are founded on being profitably different in the way it creates customer value, and
•	building a high-performance organisation focused on the right goals and the best possible execution of those strategies.

Markets

Lloyds TSB Group continues to focus on building competitive advantage in its core markets by seeking opportunities to consolidate its position in businesses where it is already strong, through a combination of organic growth and acquisitions, and by divesting businesses in markets where it is not a leader and cannot aspire reasonably to leadership. The acquisition of Scottish Widows in March 2000 has greatly enhanced Lloyds TSB Group’s market position in the life assurance and investment markets. In the recent past weak share prices have depressed the long-term savings markets, however in the longer term they are expected to exhibit strong demand growth driven primarily by demographic factors. Within Asset Finance, Lloyds TSB Group has acquired Chartered Trust, First National Vehicle Holdings, Abbey National Vehicle Finance and the Dutton-Forshaw Group to enhance its leading positions in the UK point of sale motor finance and contract hire markets. Lloyds TSB Group has recently divested businesses in New Zealand and Latin America which were markets in which Lloyds TSB Group did not expect to be able to build and sustain competitive advantage.

Customer value

In an increasingly competitive financial services market, and with customers able to exercise choice amongst alternative providers, shareholder value creation is closely linked to customer value creation. Shareholder value can only be created by attracting and retaining customers and winning a greater share of their financial services business. Across its main businesses, Lloyds TSB Group has strong core banking franchises, but smaller market shares in associated product areas. The Lloyds TSB Group’s strategy is focused on being differentiated in the creation of customer value to win a bigger share of its customers’ total financial services spend.

Lloyds TSB Group continues to develop new strategies to leverage the strength of its brands, its multi-channel distribution capability and its enhanced understanding of what its customers want to deliver greater value.

High performance organisation

Even the best strategies will fail to deliver shareholder value if poorly executed. Lloyds TSB Group has restructured its businesses and reinvigorated its governance and performance management processes to link plans and budgets much more closely to the highest value strategy for each business, to ensure maximum clarity and accountability for execution within all levels of its management team, and to link reward much more closely to performance.

Lloyds TSB Group measures value internally by economic profit growth, the only measure of financial performance which signals unambiguously where value is being created or destroyed. It has developed a framework to be able to measure economic equity requirements across all its businesses, taking into account market, credit, business and operational risk. Economic profit is measured by applying a charge for this economic equity to post-tax earnings. Using economic profit as a key performance measure enables the Group to understand which strategies, products, channels and customer segments are destroying value and which are creating the most value and to make better strategic choices as a result.

Lloyds TSB Group remains alert for opportunities to grow through acquisitions that complement its organic strategies and help provide new opportunities for profitable growth, both in the UK and overseas. Lloyds TSB Group’s strategy is to focus initially on improving performance in its core markets and by doing so build an advantaged platform for subsequent expansion into new markets.

Business and activities of Lloyds TSB Group

Lloyds TSB Group’s activities are organised into three divisions: UK Retail Banking, Insurance and Investments, and Wholesale and International Banking. The main activities of Lloyds TSB Group’s three divisions are described below.

UK Retail Banking

UK Retail Banking provides banking, financial services, mortgages and private banking to some 15 million personal customers using multi channel distribution capabilities.

Branches. Lloyds TSB Group provides wide-reaching geographic branch coverage in England, Scotland and Wales, with some 2,200 branches of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester as at the end of 2004.

Internet banking. Internet banking provides online banking facilities for personal customers. Some 3 million customers have registered to use Lloyds TSB Group’s internet banking services.

Telephone banking. Telephone banking continues to grow and Lloyds TSB Group provides, in terms of customer numbers, one of the largest telephony services in Europe. At the end of 2004, some 4.8 million customers had registered to use the services of PhoneBank and the automated voice response service PhoneBank Express. Lloyds TSB Group’s telephone banking contact centres handled some 62 million calls during 2004.

Cash machines. Lloyds TSB Group has one of the largest cash machine networks of any leading banking group in the UK and, at 31 December 2004, personal customers of Lloyds TSB Bank and Lloyds TSB Scotland were able to withdraw cash and check balances through some 4,200 ATMs at branches and external locations around the country. In addition, our personal customers have access to a further 50,000 cash machines via LINK in the UK and to cash machines worldwide through the VISA and MasterCard networks.

Current accounts. Lloyds TSB Bank and Lloyds TSB Scotland offer a wide range of current accounts, including interest-bearing current accounts and a range of added value accounts.

Savings accounts. Lloyds TSB Bank and Lloyds TSB Scotland offer a wide range of savings accounts and Cheltenham & Gloucester provide retail investments through their branch networks and a postal investment centre.

Personal loans. Lloyds TSB Bank and Lloyds TSB Scotland offer a range of personal loans through their branch networks and directly to the customer via the internet and telephone.

Credit cards. Lloyds TSB Group provides a range of card-based products and services, including credit and debit cards and card transaction processing services for retailers. Lloyds TSB Group is a member of both the VISA and MasterCard payment systems and had a 12.7 per cent share of outstanding card balances at 31 December 2004.

Mortgages. Cheltenham & Gloucester is Lloyds TSB Group’s specialist residential mortgage provider, offering a range of mortgage products to personal customers through its own branches and those of Lloyds TSB Bank in England and Wales, as well as through the telephone, internet and postal service, C&G TeleDirect. Lloyds TSB Group also provides mortgages through Lloyds TSB Scotland and Scottish Widows Bank. Lloyds TSB Group is the third largest residential mortgage lender in the UK on the basis of outstanding balances, with mortgages outstanding at 31 December 2004 of £80,065 million, representing a market share of 9.1 per cent.

UK Wealth Management. Private Banking provides a range of tailor-made wealth management services and products to individuals from 30 offices throughout the UK. In addition to asset management, these include tax and estate planning, executor and trustee services, deposit taking and lending, insurance and personal equity plan and individual savings account (ISA) products.

Insurance and Investments

Insurance and Investments offers life assurance, pensions and investment products, general insurance and fund management services.

Life assurance, pensions and investments. Scottish Widows is Lloyds TSB Group’s specialist provider of life assurance, pensions and investment products, which are distributed through Lloyds TSB Bank’s branch network, through independent financial advisers and directly via the telephone and the internet. The Scottish Widows brand is the main brand for new sales of Lloyds TSB Group’s life, pensions, unit trust and other long-term savings products.

In common with other life assurance companies in the UK, the life and pensions business of each of the life assurance companies in the Lloyds TSB Group is written in a long-term business fund. The long-term business fund is divided into With-Profits and Non-Participating sub-funds.

With-profits life and pensions products are written from the With-Profits sub-fund. The benefits accruing from these policies are designed to provide a smoothed return to policyholders who hold their policies to maturity through a mix of annual and final (or terminal) bonuses added to guaranteed basic benefits. The guarantees generally only apply on death or maturity. The actual bonuses declared will reflect the experience of the With-Profits sub-fund.

Other life and pensions products are generally written from the Non-Participating sub-fund. Examples include unit-linked policies, annuities, term assurances and health insurance (under which a predetermined amount of benefit is payable in the event of an insured event such as death). The benefits provided by linked policies are wholly or partly determined by reference to a specific portfolio of assets known as unit-linked funds.

General insurance. Lloyds TSB General Insurance provides general insurance through the retail branches of Lloyds TSB Bank and Cheltenham & Gloucester, and through a direct telephone operation and the internet. Lloyds TSB General Insurance is one of the leading distributors of household insurance in the UK.

Scottish Widows Investment Partnership. Scottish Widows Investment Partnership manages funds for Lloyds TSB Group’s retail life, pensions and investment products. Clients also include corporate pension schemes, local authorities and other institutions in the UK and overseas.

Wholesale and International Banking

Wholesale and International Banking provides banking and related services for major UK and multinational corporate and financial institutions, and small and medium-sized UK businesses. It also provides asset finance and share registration services to personal and corporate customers, manages Lloyds TSB Group’s activities in financial markets through its treasury function and provides banking and financial services overseas.

Wholesale

2004 has seen a further increase in corporate activity with the tighter integration of the businesses within the Wholesale Bank.

Corporate Markets combining the respective strengths of Corporate Banking, Structured Finance and Financial Markets, plays an integral role in leveraging and expanding the customer franchise and building deep, long-lasting relationships. Corporate Banking manages the core franchise, providing a relationship-based financial and advisory service to the corporate marketplace through dedicated regional teams throughout the UK and key strategic locations abroad, including New York. Customers have access to the Lloyds TSB Group’s capital and expertise in a broad range of financial solutions. The relationship managers act as a conduit to partners in the Wholesale Bank and other parts of the Group. Structured Finance comprises the private equity and leveraged debt businesses and other transactional lending businesses of the Wholesale Bank. Structured Finance executes transactions within the existing corporate franchise as well as building an avenue for new to bank relationships. Financial Markets is a leading participant in the sterling money market. It is also active in currency money markets, foreign exchange markets and in certain derivatives markets, primarily to meet the needs of customers. It also plays a central role in the funding, cash and liquidity management of Lloyds TSB Group.

Asset Finance. Lloyds TSB Group’s asset finance businesses provide individuals and companies with finance through leasing, hire purchase and contract hire packages. Hire purchase, or instalment credit, is a form of consumer financing where a customer takes possession of goods on payment of an initial deposit but the legal title to the goods does not pass to the customer until the agreed number of instalments have been paid and the option to purchase has been exercised. Through its invoice discounting and factoring subsidiary, Lloyds TSB Commercial Finance, Lloyds TSB Group provides working capital finance for customers. Specialist personal lending, store credit and the Dutton-Forshaw motor dealership group complete this group of businesses.

Business Banking. Relationships with some 574,000 small businesses are managed by around 1,700 dedicated business managers based in over 500 locations throughout the UK supported by nearly 2,000 business customer advisers in branches. Lloyds TSB Group is one of the leading banks for new business start-ups with nearly a quarter of new businesses opening an account with Lloyds TSB. The main activity of The Agricultural Mortgage Corporation is to provide long-term finance to the agricultural sector.

International Banking

The Lloyds TSB Group has continued to reshape its international network in 2004 as the sales of its businesses in Argentina, Colombia, Guatemala, Panama and Honduras were completed during the year.

Europe. Lloyds TSB Group has private banking operations for wealthy individuals outside their country of residence. The business is conducted through branches of Lloyds TSB Bank located in Switzerland, Luxembourg, Monaco and Gibraltar. There are also personal and corporate banking operations in Belgium, The Netherlands and Spain.

Offshore banking. Lloyds TSB Group’s offshore banking operations comprise offices in the UK, the Channel Islands, the Isle of Man and overseas representative offices in the Middle East, Asia and the Americas. The business provides a wide range of retail banking, wealth management and expatriate services to local island residents, UK expatriates, foreign nationals and to other customers requiring offshore financial services.

The Americas. Lloyds TSB Group continues to have offices in Ecuador, Paraguay and Uruguay which provide mainly corporate banking services. In addition, Lloyds TSB Group has private banking and investment operations in the US.

Middle East and Asia. There are banking operations in Hong Kong, Singapore, Tokyo, Malaysia and Dubai.

Recent developments

Lloyds TSB Group issued a trading statement on 20 June 2005, which made the following comments:

On a comparable basis under International Financial Reporting Standards (‘IFRS’), excluding the impact of prospective accounting changes relating to the implementation of IFRS, Lloyds TSB expects to deliver a satisfactory trading performance for the first half of 2005 and continues to deliver good earnings growth, demonstrating further progress in its key strategic priorities.

The Retail Bank has continued to make progress in quality customer recruitment and profitable franchise development, and is expected to achieve satisfactory levels of customer lending and deposit balance growth during the half-year, against a backdrop of slowing consumer spending. The rate of consumer lending growth in the first half of 2005 is however expected to be slightly lower than the double digit growth rates experienced in recent years.

Scottish Widows has continued to benefit from its focus on product and capital efficiency. The launch, in the second half of 2004, of a new range of products more tailored to the branch network distribution channel has delivered an uplift in unit trust/OEIC sales during the first quarter of 2005. In addition, strong progress continues to be made in the distribution of life, pensions and long-term savings products through the Independent Financial Adviser distribution channel.

In Wholesale and International Banking, strong progress continues in developing and deepening our franchises. In Business Banking and Corporate Markets, in particular, we are registering meaningful gains which reflect both our emphasis on product and relationship cross-sell, and new customer acquisition. All main businesses within the division continue to perform well and we are achieving good levels of profitable new business.

The Group’s strong cost performance in recent years has continued into the first half of 2005 and we have made further improvements in processing quality. The Group continues to expect to deliver revenue growth in excess of cost growth, on an IFRS comparable basis, in the first half of 2005.

Our focus on lending to existing customers, in a slowing consumer environment, has resulted in overall asset quality remaining satisfactory. On an IFRS comparable basis, the Group’s impairment charge for loan losses from its continuing operations, as an annualised percentage of average lending, is expected to be broadly consistent with the provisions charge in the first half of 2004. A higher charge in Retail Banking, reflecting an increase in the number of customers experiencing repayment difficulties, is expected to be offset by a lower charge in the Group’s corporate lending portfolios.

Current indications remain that the overall impact of the full implementation of IFRS, excluding the volatility introduced by the requirements of IFRS and FRS 27, will be to reduce the Group’s full year reported earnings per share, compared with those that would have been reported under UK GAAP, by approximately 6 per cent. Profit before tax (before volatility) is expected to be approximately 8 per cent lower. This likely reduction in earnings in 2005 is almost entirely due to changes in the timing of income and expense recognition in the Group’s financial statements, in particular with regard to the application of effective interest rates, the reclassification of certain securities from equity to debt, and the impact of discounting on levels of loan loss impairment. The Group will endeavour to ensure that comparable underlying business performance and trends, which exclude the impact of prospective accounting changes relating to the implementation of IFRS, are clearly identified on an ongoing basis.

Eric Daniels, Group Chief Executive, said “We are continuing to make progress against our objective to deliver sustained earnings growth, despite signs of a slowing consumer environment in the UK, and the Group is on track to deliver a satisfactory trading performance for the first half of 2005.”

Properties

As at 31 December 2004, Lloyds TSB Group occupied 3,394 properties in the UK. Of these, 699 were held as freeholds, 78 as long-term leaseholds and 2,617 as short-term leaseholds. The majority of these properties are retail branches, widely distributed throughout England, Scotland and Wales. Other buildings include the Lloyds TSB Group’s head office in the City of London, and customer service and support properties located to suit business needs, but clustered largely in London, Birmingham, Bristol (in England), Edinburgh (in Scotland) and Cardiff and Newport (in Wales).

In addition, Lloyds TSB Group owns, leases or uses under licence properties for business operations elsewhere in the world, principally in Spain, Switzerland, Dubai and Asia.

Legal actions

Lloyds TSB Group is periodically subject to threatened or filed legal actions in the ordinary course of business. Lloyds TSB Group does not expect the final outcome of any legal proceedings currently known to it to have a material adverse effect on its consolidated results of operations or financial condition.

Competitive environment

Lloyds TSB Group operates in a financial services world that is experiencing consolidation at national and, to a lesser extent, international levels. The last few years have seen the beginnings of pan-European consolidation and considerable consolidation within the US.

Globalisation and developments in technology continue to expand Lloyds TSB Group’s range of competitors. The rising intensity of competition is expected to put Lloyds TSB Group’s margins under further pressure with many products becoming increasingly commoditised. Wholesale markets are integrating more rapidly across the European Union than their retail counterparts, leading to a deeper, more liquid, and more competitive corporate securities market, and the gradual disintermediation of traditional bank lending.

Lloyds TSB Group expects competition within the industry to continue to be based on service and relationships as well as price, particularly for core banking services. Lloyds TSB Group has significant strengths, in its portfolio of strong brands, its existing customer franchises in both retail and corporate, commercial and business banking, its multi-channel distribution capability and its knowledge and understanding of its customers.

Lloyds TSB Group’s key markets are in the UK, in both the retail and corporate, commercial and business banking sectors, where the markets for basic financial and banking services are relatively mature. Retail banking markets have shown strong rates of growth in recent years, notably in consumer borrowing and mortgages, but the resultant high rates of consumer indebtedness are expected to restrain future growth. The markets for life and pensions and general insurance products are expected to show strong rates of growth in a number of key areas, although stock market weakness has depressed demand for some equity-based products in the recent past, and a considerable amount of uncertainty exists about the impact of regulatory change.

Lloyds TSB Group’s competitors include all the major financial services and fund management companies operating in the UK. De-mutualised building societies which have become banks and life assurers which have entered the banking market have become direct competitors in the provision of banking products.

In the mortgage market, competitors include the traditional banks and building societies and new entrants to the market, with the market becoming increasingly competitive as both new entrants and incumbents endeavour to gain market share. Lloyds TSB Group’s competitors in the credit card market again include both the traditional banks and new entrants, including overseas companies. In the last few years a significant share of new business has been acquired by US and new UK competitors.

In the distribution of life, pensions and investments products Lloyds TSB Group has seen increased competition from new market entrants, such as traditional retailers, primarily in specialist areas. The fragmented nature of the life, pensions and investments market in the UK has resulted in some consolidation within the sector; government regulations on product charges and competitive pressures are likely to drive further consolidation as providers seek to achieve the benefits of economies of scale. Changes to the regulation of life, pensions and investment products are expected to favour distributors, including banks, rather than product providers.

In the general insurance sector, the market has seen significant consolidation amongst underwriters but continued fragmentation in distribution and an increasing number of new market entrants including both overseas insurers and direct operators.

In commercial and corporate markets, margins are typically finer than in retail, but probably under less downward pressure. Nevertheless, traditional forms of bank finance face increasing competition from market-based products as companies increasingly access those markets directly.

In addition to the challenging competitive environment, the UK financial services industry is characterised by recent government intervention and regulation. This partly emanates from Europe as part of the Financial Services Action Plan or in the shape of EU social legislation. Many of the reviews instigated by the UK government into the financial services sector have been against a backdrop of increased consumerism, driven by support for open competition and a fair deal for the consumer.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The results discussed below are not necessarily indicative of Lloyds TSB Group’s results in future periods. The following information contains certain forward-looking statements. For a discussion of certain cautionary statements relating to forward-looking statements, see “Forward-Looking Statements”.

The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements and the related notes thereto included elsewhere in this annual report. For a discussion of the accounting policies used in the preparation of the Consolidated Financial Statements, see “Accounting policies” in note 1 to the Consolidated Financial Statements. The Consolidated Financial Statements are prepared in accordance with UK GAAP, which varies in certain significant respects from US GAAP. A discussion of such differences and a reconciliation of certain UK GAAP amounts to US GAAP is included in note 50 to the Consolidated Financial Statements.

TABLE OF CONTENTS

	Page		Page
Overview and trend information	13	Changes in net interest income - volume and rate analysis	46
Critical accounting policies	13	Risk management	47
Results of operations for 2004, 2003 and 2002	15	Credit risk	49
Economic profit	25	Loan portfolio	51
Line of business information	26	Risk elements in the loan portfolio	55
Future accounting developments	39	Market risk	58
UK GAAP compared with US GAAP	43	Insurance risk	62
Average balance sheet and net interest income	44	Liquidity and capital resources	67

Overview and trend information

Lloyds TSB Group has operations in both the UK and overseas; however, its earnings are heavily dependent upon its domestic activities. In 2004, 94 per cent of Lloyds TSB Group’s profit before tax was derived from its UK operations. The state of the UK economy, therefore, has significant implications for the way in which Lloyds TSB Group runs its business and its performance.

During 2004 the UK economy benefited from global economic growth approaching 5 per cent. This stimulated a recovery in the manufacturing sector and strengthened the corporate sector, as demand has boosted profit growth and more stable share prices have encouraged business investment. The consumer sector has remained strong as house prices continued to increase rapidly in the first half of the year, although some levelling off in house prices was experienced towards the end of the year.

Growth is expected to slow during 2005 as a result of the impact of interest rate increases in 2004. The high level of consumer debt has made consumers very responsive to interest rate changes, with the burden of debt repayments now above the long-term average. Although the growth in house prices is expected to slow in 2005, consumer confidence should not be significantly affected; a gradual economic slowdown usually implies little change in unemployment, which is a major driver of confidence.

Against this economic backdrop, there has been continued growth in each of Lloyds TSB Group’s three divisions: UK Retail Banking, as a result of strong growth in personal loans and credit card balances; Insurance and Investments, as a result of increased weighted sales, particularly from Independent Financial Advisers; and Wholesale and International Banking, which has seen increased volumes in Asset Finance and Corporate products, where the creation of an integrated regional sales structure has already started to generate positive results.

Lloyds TSB Group’s net interest margin declined during 2004, reflecting the impact of changes in business mix and lower margins in the Group’s credit card, personal lending and mortgage portfolios as a result of competitive pressures. The bad debt charge for 2004 was lower than in 2003; this resulted from a lower charge in Wholesale and International Banking, primarily within Corporate as a result of improving economic conditions, and a higher charge in UK Retail Banking, reflecting volume related growth in personal loans and credit card lending.

Critical accounting policies

Introduction

The results of Lloyds TSB Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The accounting policies used in the preparation of the financial statements are set out in note 1 to the financial statements. In preparing the financial statements, the directors are required to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. Where UK GAAP allows a choice of policy, Financial Reporting Standard 18 ‘Accounting Policies’ requires Lloyds TSB Group to adopt those policies judged to be most appropriate to its particular circumstances for the purpose of giving a true and fair view.

The accounting policies that are deemed critical to the Lloyds TSB Group’s results and financial position, based upon materiality and significant judgements and estimates, are discussed below.

Provisions for bad and doubtful debts

In circumstances where there is significant doubt over the recoverability of specific loans and advances, provisions are made to reduce the carrying value of those advances to their expected ultimate net realisable value; at 31 December 2004, the Lloyds TSB Group held specific provisions totalling £1,383 million. The methodology used to calculate the required provision varies according to the type of lending portfolio. For portfolios of smaller balance homogenous loans, such as residential mortgages, personal loans and credit card balances, specific provisions are calculated using formulae which take into account factors such as the length of time that the customer’s account has been delinquent, historic loss rates and the value of any collateral held. The variables used in the formulae are kept under regular review to ensure that as far as possible they reflect the current economic circumstances, although actual experience may differ from that assumed.

For the Lloyds TSB Group’s other lending portfolios, provisions are calculated on a case-by-case basis having regard to expected future cash flows including those arising from the realisation of collateral. The determination of these provisions often requires the exercise of considerable judgement by management involving matters such as future economic conditions and the resulting trading performance of the customer and the value of collateral, for which there may not be a readily accessible market. As a result these provisions can be subject to significant variation as time progresses and the circumstances of the customer become clearer.

The Lloyds TSB Group also maintains a general provision to cover latent bad and doubtful debts which are present in any portfolio of advances but which have not been specifically identified; at 31 December 2004, the general provision amounted to £280 million. The calculation of the general provision requires a significant amount of judgement to assess the level of losses inherent in the portfolio and is based upon factors such as the level of watchlist or potential problem debt, the propensity for such debt to become impaired and historic loss rates. The general provision is allocated to business units which are responsible for reviewing the balance on a regular basis to ensure that it remains appropriate in prevailing economic conditions and in the light of the perceived level of credit risk within their lending portfolios.

Customer remediation provisions

The Lloyds TSB Group establishes provisions for the estimated cost of making redress payments to customers in respect of past product sales, in those cases where the original sales processes are found to have been deficient. The ultimate cost is inherently uncertain and in determining the level of provisions required it is necessary for management to exercise significant judgement. The principal assumptions underlying the provisions relate to the number of cases requiring redress and the estimated average cost of redress per case; these will be affected by external factors beyond the control of management, such as regulatory actions and the performance of the financial markets. Therefore over time it is possible that adjustments will be necessary to the level of provisions held.

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

The impairment review is performed by projecting future cash flows, excluding finance and tax, based upon budgets and plans and making appropriate assumptions about rates of growth and discounting these using a rate approximating to the estimated weighted average cost of capital of the business. If the present value of the projected cash flows were to be materially less than the carrying value of the underlying net assets and related goodwill an impairment would have occurred and a charge would be made to the profit and loss account. This calculation requires the exercise of significant judgement by management; if the estimates made prove to be incorrect or changes in Scottish Widows’ performance affect the amount and timing of future cash flows, the goodwill may become impaired in future periods.

Embedded value

Lloyds TSB Group accounts for the value of the shareholder’s interest in the long-term assurance business using the embedded value basis of accounting. The embedded value is comprised of the net tangible assets of the life assurance subsidiaries and the present value of the projected future surplus arising on the in-force business, which is calculated by projecting these surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date and discounting the result at a rate which reflects the shareholder’s overall risk premium.

Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and investment expenses. Surpluses are projected by making assumptions about future experience, having regard to both actual experience and forecast long-term economic trends. Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in-force business. In note 29 to the financial statements the effect of illustrative changes in the principal economic assumptions upon the embedded value included in the balance sheet and new business income is set out.

The value of the in-force business could also be affected by unpredicted changes in investment market levels and other in-period variances between expected and actual experience. Investment market levels principally affect annual management charges and other fees levied on policyholders, which are reflected in the profit and loss account using unsmoothed fund values. In addition, to the extent that actual experience is different from that assumed, for example with respect to mortality or persistency, the effect will be recognised in the profit and loss account for the period. The effect of changes in the underlying assumptions and variations between actual and assumed experience on the results of the current and prior periods are disclosed in note 29 in the financial statements.

Results of operations – 2004 compared with 2003 and 2003 compared with 2002

Summary

	2004 £m	2003 £m	2002 £m
Net interest income	4,920	5,255	5,171
Other finance income	39	34	165
Other income	4,608	4,619	3,551
Total income	9,567	9,908	8,887
Operating expenses	(4,917)	(5,173)	(4,913)
Trading surplus	4,650	4,735	3,974
General insurance claims	(224)	(236)	(229)
Provisions for bad and doubtful debts	(866)	(950)	(1,029)
Amounts written off fixed asset investments	(52)	(44)	(87)
Operating profit	3,508	3,505	2,629
Share of results of joint ventures	–	(22)	(11)
(Loss) profit on sale of businesses	(15)	865	–
Profit on ordinary activities before tax	3,493	4,348	2,618
Tax on profit on ordinary activities	(1,004)	(1,025)	(766)
Profit on ordinary activities after tax	2,489	3,323	1,852
Minority interests:
– Equity	(26)	(22)	(19)
– Non-equity	(42)	(47)	(43)
Profit attributable to shareholders	2,421	3,254	1,790
Economic profit[1]	1,525	2,493	830

1     Lloyds TSB Group defines economic profit as the earnings on the equity invested in the business less a notional charge for the cost of the equity invested in that business. See ‘Operating and financial review and prospects – Economic profit’.

2004 compared with 2003

In 2004 the Group’s profit before tax was £3,493 million, a decrease of £855 million compared to £4,348 million in 2003. This decrease was attributable to the impact in 2003 of the profit on the sale and trading results of a number of overseas businesses, which contributed £1,183 million. For the same reason, profit attributable to shareholders decreased by £833 million, or 26 per cent, to £2,421 million and earnings per share decreased by 26 per cent to 43.3p. Excluding these discontinued operations from the comparative figures, the profit before tax of £3,493 million in 2004 was up by £328 million, or 10 per cent, from £3,165 million in 2003.

Net interest income of £4,920 million was down £335 million, or 6 per cent, from £5,255 million in 2003. Excluding discontinued operations from the comparative figures for 2003, net interest income was £176 million, or 4 per cent, higher at £4,920 million compared to £4,744 million in 2003. Average interest-earning assets grew by £6,085 million, or 4 per cent, to £178,981 million in 2004 compared to £172,896 million in 2003. However, comparisons of average interest-earning assets are distorted by the effect of the businesses sold in 2003 and by substantial growth, during 2004, in balances of fine margin, but capital efficient, reverse repurchase agreements held for liquidity purposes. Excluding discontinued operations and balances held under reverse repurchase agreements, average interest-earning assets grew by £12,058 million, or 8 per cent, to £170,225 million in 2004 compared to £158,167 million in 2003, adding £351 million to net interest income. This growth reflected substantially higher volumes in mortgages, personal lending and card balances, asset finance and corporate lending. The net interest margin, again excluding discontinued operations and balances held under reverse repurchase agreements, fell by 11 basis points to 2.89 per cent in 2004 compared to 3.00 per cent in 2003, reducing net interest income by £173 million, largely reflecting competitive pressures leading to keener pricing in a number of areas. Exchange rate movements, excluding discontinued operations, accounted for the remaining reduction of £2 million in net interest income.

Other finance income of £39 million was £5 million higher than in 2003. A £68 million increase in the expected return on defined benefit pension scheme assets, as a result of an improvement in market levels at the end of 2003, was largely offset by a £63 million increase in the interest cost of scheme liabilities, reflecting an increase in liability levels over 2003.

Other income of £4,608 million was £11 million lower than in 2003. However, excluding discontinued operations from the comparative figures for 2003, other income was £131 million, or 3 per cent, higher. Fees and commissions receivable, excluding discontinued operations, were £137 million higher, reflecting growth in UK current account fees and card services fees, partly reflecting the acquisition of the Goldfish business at the end of September 2003, and in fee income from company registration, mortgage, unit trust and corporate banking activities. Fees and commissions payable, excluding discontinued operations, were £56 million higher, as a result of growth in the asset finance and card services businesses. Dealing profits, excluding discontinued operations, were £254 million lower, as a result of the non-repetition of the gains made in 2003 on the sale of the Lloyds TSB Group’s remaining portfolio of emerging markets debt securities and the closure of certain foreign exchange positions. Income from long-term assurance business, excluding discontinued operations, was £279 million higher as a result of a reduction in the charge in respect of provisions for customer redress and a significant improvement in profitability within the Scottish Widows business.

Operating expenses of £4,917 million were £256 million, or 5 per cent, lower than £5,173 million in 2003. Excluding discontinued operations from the comparative figures, expenses in 2004 were £16 million higher than in 2003. Significant improvements have been made in processing and operational efficiency and the Group has continued to expand its programme of offshoring a number of its processing and back office operations to India. There was an increase of £116 million in staff costs, reflecting the annual pay rise, improved profit related and other incentive payments, especially within the growing corporate banking business, and the impact of the acquisition of the Goldfish business at the end of September 2003. Premises and equipment costs were £5 million higher and communications, advertising and professional fees and other costs were £34 million higher. These increases were, however, largely offset by a £44 million reduction in the depreciation charge, due to a change in mix in the operating lease portfolio and an accelerated charge made in 2003, and a reduction of £100 million in the charge in respect of provisions for customer redress in the Lloyds TSB Group’s banking businesses.

General Insurance claims were £12 million lower as a result of relatively low weather-related claims in 2004.

The charge in respect of provisions for bad and doubtful debts was £84 million, or 9 per cent, lower at £866 million compared to £950 million in 2003. Excluding discontinued operations, the charge was £21 million, or 2 per cent, lower at £866 million compared to £887 million in 2003. There was an increase of £79 million within UK Retail Banking, as a result of the acquisition of the Goldfish business and organic growth in personal lending and credit cards, only partly offset by a higher net release in respect of the mortgage portfolio. Within Wholesale and International Banking, however, there was a reduction of £113 million, excluding discontinued operations, as the impact of volume growth in the asset finance operations was more than offset by a reduced charge in respect of corporate banking and the release of £30 million from the general provision that was held in respect of the Lloyds TSB Group’s exposures in Argentina.

Amounts written off fixed asset investments of £52 million were £8 million higher than in 2003, as a result of higher volumes within the Lloyds TSB Group’s venture capital operations.

There was an improvement of £22 million in the Lloyds TSB Group’s share of the results of joint venture operations, as the former Goldfish joint venture is now being wound up.

A loss of £15 million was incurred in 2004 on the sale of the Lloyds TSB Group’s operations in Argentina, Colombia, Guatemala, Honduras and Panama.

At the end of 2004, the total capital ratio was 10.0 per cent. Risk-weighted assets increased by 12 per cent to £132,173 million, reflecting strong growth in consumer lending and mortgages, higher lending in Corporate Markets and the acquisition of a UK corporate loan portfolio towards the end of the year from Danske Bank which added risk-weighted assets of some £2,000 million. Balance sheet assets grew by £27,831 million, or 11 per cent to £279,843 million from £252,012 million. The Group’s strategy to increase retail lending, particularly in mortgages, credit cards and personal loans was reflected in a 14 per cent increase in loans and advances to customers to £154,240 million. Customer deposits increased by £5,566 million, or 5 per cent, to £122,062 million largely as a result of strong growth in current account credit balances which was supported by further progress in the take-up of added value current accounts.

2003 compared with 2002

In 2003, Lloyds TSB Group’s profit before tax increased by £1,730 million, or 66 per cent, to £4,348 million from £2,618 million in 2002; this increase in profitability largely reflects net gains of £865 million recognised in 2003 following the disposal of a number of businesses and a £934 million improvement in the return from the assets supporting the long-term assurance funds. Profit attributable to shareholders was 82 per cent higher at £3,254 million and earnings per share increased by 82 per cent to 58.3p. Shareholders’ equity increased by £1,681 million to £9,624 million. The post-tax return on average shareholders’ equity was 38.5 per cent, compared to 16.8 per cent in 2002. Economic profit increased by £1,663 million to £2,493 million; see ‘Operating and financial review and prospects – Economic profit’. The post-tax return on average assets was 1.57 per cent, and the post-tax return on average risk-weighted assets was 2.63 per cent.

Total income was £1,021 million higher at £9,908 million, compared to £8,887 million in 2002. Lloyds TSB Group’s net interest income increased by £84 million, or 2 per cent, to £5,255 million. Average interest-earning assets increased by £11,078 million, or 7 per cent, to £172,896 million, adding £284 million to net interest income. In the UK, average personal lending and mortgage balances increased by £10,140 million driven by the strong residential housing market and the continuing demand for consumer credit. Wholesale balances were £1,558 million higher as a result of increased asset finance lending and the full year effect of structured finance transactions entered into during 2002. Average balances overseas decreased by £720 million, following the reclassification at the end of 2002 to trading assets of the Lloyds TSB Group’s portfolio of emerging markets debt securities. The effect of volume growth was partly offset by a 16 basis point fall in the net interest margin, reducing net interest income by £259 million; the implementation of the Competition Commission’s SME report remedies caused the margin to reduce by 10 basis points. Favourable exchange movements increased net interest income by £59 million.

Other finance income, at £34 million, was down £131 million from £165 million in 2002. The expected return on pension scheme assets was £121 million lower, reflecting the significant reduction in market value of scheme assets at the end of 2002, as a result of stock market conditions. The interest charge in respect of the unwinding of the discount on scheme liabilities was £10 million higher, as the effect of the increased level of scheme liabilities at the start of 2003 has been partly offset by a lower discount rate.

Other income was £1,068 million, or 30 per cent, higher at £4,619 million compared to £3,551 million in 2002. Income from long-term assurance business was £747 million higher, mainly as a result of improved returns from the investments supporting the life funds. Dealing profits were £372 million higher, as a result of increases of £55 million in foreign exchange income and £317 million in gains from securities trading reflecting earnings from the sale of the Lloyds TSB Group’s portfolio of emerging markets debt investments. General insurance premiums were £49 million higher as a result of strong growth in home insurance products. However, net fees and commissions receivable fell by £31 million as a reduction in income from insurance broking and higher fees payable within the asset finance and mortgage businesses more than offset growth in income from current accounts and credit and debit cards. Other operating income decreased by £69 million, following the recognition of earnings on the emerging markets debt portfolio in 2003 in dealing profits following its reclassification to trading assets at the end of 2002, and a reduction of £28 million in profits on the sale and leaseback of premises. This more than offset the effect of the inclusion of a full year’s income from the Dutton-Forshaw Group which was acquired in December 2002, and higher disposal gains within the wholesale businesses.

Operating expenses were £260 million, or 5 per cent, higher at £5,173 million compared to £4,913 million in 2002, as a result of a £200 million provision for customer redress and the inclusion for a full year of the costs of businesses acquired in 2002 which increased operating expenses by £110 million in 2003. Administrative expenses were £264 million higher than in 2002. Staff costs increased by £71 million as the impact of acquisitions and the annual pay review more than offset the benefits of reductions in staff numbers and lower levels of restructuring costs. Premises and equipment costs were £1 million higher and other expenses increased by £192 million reflecting the inclusion of the customer redress provision. The cost: income ratio improved to 52.2 per cent from 55.3 per cent.

General insurance claims increased by £7 million to £236 million, as the effect of the increase in the size of the portfolio was offset by the beneficial effect of generally mild weather conditions.

The charge for bad and doubtful debts was 8 per cent lower at £950 million compared with £1,029 million in 2002. In UK Retail Banking the provisions charge increased by £98 million, or 20 per cent, to £594 million, mainly as a result of continued asset growth in the personal loan and credit card portfolios, however there was some deterioration in the arrears position and an increase in fraud related losses in the personal loan portfolio. In Wholesale and International Banking the provisions charge decreased by £171 million to £369 million. In Wholesale, provisions against the corporate lending portfolio decreased by £86 million as a small number of large provisions made in 2002 were not repeated. Within International Banking provisions fell by £93 million mainly as a result of lower provisions being required against the Lloyds TSB Group’s exposures in Argentina.

Amounts written off fixed asset investments decreased by £43 million to £44 million in 2003. The charge in 2002 included £30 million in respect of Argentine emerging market bonds which were disposed of in 2003, and there was a reduction in the charge within the wholesale businesses.

In 2003, a profit of £865 million arose on the sale of The National Bank of New Zealand, substantially all of Lloyds TSB Group’s businesses in Brazil and its French fund management and private banking businesses.

At the end of 2003, the total capital ratio increased to 11.3 per cent principally as a result of profit retentions and the effect of a £4,679 million, or 4 per cent, reduction in risk-weighted assets to £117,732 million, from £122,411 million at the end of 2002. The effect of growth in personal lending, partly as a result of the acquisition of the personal loan and credit card portfolios of Goldfish Bank, and mortgage lending was more than offset by a reduction of £10,110 million as a result of disposals. Balance sheet assets decreased by £549 million to £252,012 million; the effect of the disposals during 2003 reduced total assets by £14,602 million and there was therefore an underlying increase of £14,053 million. This underlying increase was largely attributable to growth in loans and advances to customers with higher period end UK mortgage and personal lending balances.

Net interest income

The yields, spreads and margins in the table below are those relating to the banking business only.

	2004	2003	2002
Net interest income £m	4,920	5,255	5,171
Average interest-earning assets £m	178,981	172,896	161,818
Average rates:
– Gross yield on interest-earning assets %[1]	5.81	5.87	6.52
– Interest spread %[2]	2.61	2.91	2.94
– Net interest margin %[3]	2.75	3.04	3.20
Margin excluding discontinued operations and average balances held under reverse repurchase agreements[4]
Net interest income £m	4,920	4,744	4,683
Average interest-earning assets £m	170,225	158,167	146,154
Net interest margin %	2.89	3.00	3.20
[1]	Gross yield is the rate of interest earned on average interest-earning assets.
[2]	Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
[3]

The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

[4]

Comparisons of net interest income and margins between 2004, 2003 and 2002 are distorted by the trading results, in 2002 and 2003, of the businesses sold during 2003 and by the substantial growth, during 2004, in holdings of fine margin reverse repurchase agreements. To improve comparability, figures are also shown which exclude the net interest income (2003: £511m; 2002: £488m) and average interest-earning assets (2003: £13,490m; 2002: £12,918m) of the discontinued operations from the comparative periods and which exclude the average balances held under reverse repurchase agreements (2004: £8,756m; 2003: £1,239m; 2002: £2,746m).

2004 compared with 2003

Net interest income decreased by £335 million, or 6 per cent, to £4,920 million compared to £5,255 million in 2003. However, comparisons of net interest income are distorted by the inclusion, in the comparative figures, of the income earned by the businesses disposed of in 2003; excluding these discontinued operations, net interest income rose by £176 million, or 4 per cent, to £4,920 million in 2004 compared to £4,744 million in 2003.

Average interest-earning assets grew by £6,085 million, or 4 per cent, to £178,981 million in 2004 compared to £172,896 million in 2003. However, comparisons of average interest-earning assets are distorted by the discontinued operations in 2003 and the substantial growth, during 2004, in fine margin but capital efficient reverse repurchase agreements held for liquidity purposes. Excluding discontinued operations from the comparative figures and the balances held under reverse repurchase agreements from both years, average interest-earning assets grew by £12,058 million, or 8 per cent, to £170,225 million in 2004 compared to £158,167 million in 2003; this growth added £351 million to net interest income. Average balances within UK Retail Banking were £10,875 million higher, reflecting strong growth in mortgages (up 13 per cent), personal loans and overdrafts (together, up 12 per cent) and credit card balances. Average credit card balances were 25 per cent higher overall, reflecting the full year impact of the Goldfish portfolios acquired at the end of September 2003 together with underlying growth of 12 per cent. Within Wholesale and International Banking average interest-earning assets, excluding discontinued operations and reverse repurchase agreements, were £578 million higher. Increased business activity lead to an increase of £1,536 million in corporate lending balances and £1,314 million within the asset finance businesses, where there has been a change in mix towards traditional lending rather than operating leases. Treasury balances, excluding reverse repurchase agreements, were lower, and balances in the International businesses, excluding discontinued operations, fell as growth in offshore lending was more than offset by further contractions in Latin America and by reductions in corporate lending balances in mainland Europe.

The Lloyds TSB Group’s net interest margin fell by 29 basis points to 2.75 per cent in 2004, compared to 3.04 per cent in 2003. However, excluding discontinued operations from the comparative figures and balances held under reverse repurchase agreements from both years, the net interest margin fell by 11 basis points to 2.89 per cent in 2004 compared to 3.00 per cent in 2003; this fall in margin reduced net interest income by £173 million. Within UK Retail Banking, competitive pressures lead to reductions in the margins on mortgages, overdrafts and personal loans. Within Wholesale and International Banking, excluding discontinued operations and balances held under reverse repurchase agreements, there was margin growth in corporate lending and on asset finance balances (due to a change in mix towards higher margin consumer balances) but business banking margins tightened, again as a result of competitive pressures leading to the offering of specially priced term lending products; within the International businesses, excluding discontinued operations, there were margin reductions on offshore lending.

Exchange rate movements in the Lloyds TSB Group’s overseas operations, excluding discontinued operations, lead to a reduction of £2 million in net interest income.

2003 compared with 2002

Lloyds TSB Group net interest income increased by £84 million, or 2 per cent, to £5,255 million, representing 53 per cent of total income compared to 58 per cent in 2002; businesses disposed of during 2003 contributed £511 million of this total compared to £488 million in 2002. Excluding the net interest income of these discontinued operations from the totals in both years, net interest income of £4,744 million in 2003 was £61 million, or 1 per cent, higher than £4,683 million in 2002.

Average interest-earning assets increased by £11,078 million, or 7 per cent, to £172,896 million. However, interpretations of movements in average interest-earning assets are complicated by the assets held in the businesses sold in 2003 and by the levels of very fine margin, but capital efficient, reverse repurchase agreements held for liquidity and funding purposes. Excluding these discontinued operations and the holdings of reverse repurchase agreements, average interest-earning assets grew by £12,013 million or 8 per cent, to £158,167 million in 2003 compared to £146,154 million in 2002; this growth added £362 million to net interest income. Within UK Retail Banking continued strong growth led to increases of £2,173 million in average personal lending and credit card balances and £7,424 million in average mortgage balances. Within Wholesale and International Banking, excluding discontinued operations and average balances held under reverse repurchase agreements, average interest-earning assets increased by £2,945 million, reflecting growth in asset finance balances and the full year effect of structured finance transactions entered into during 2002 which more than offset a reduction in balances within the Lloyds TSB Group’s treasury operations, excluding balances held under reverse repurchase agreements, due to fewer market opportunities in 2003. Overseas, excluding discontinued operations, reductions following the contraction of the Lloyds TSB Group’s other Latin American operations were more than offset by growth in corporate lending in mainland Europe. There was also a reduction of £1,207 million following the reclassification as trading assets and subsequent disposal of the Lloyds TSB Group’s portfolio of emerging markets debt securities.

The net interest margin fell by 16 basis points to 3.04 per cent from 3.20 per cent in 2002, reducing net interest income by £259 million. The implementation of the Competition Commission’s SME report remedies caused a reduction in the Group net interest margin of 10 basis points costing £169 million. Excluding discontinued operations, and the average balances held under reverse repurchase agreements, the net interest margin fell by 20 basis points from 3.20 per cent in 2002 to 3.00 per cent in 2003, reducing net interest income by £299 million, of which £169 million was due to the impact of the Competition Commission’s SME report remedies. There was some margin erosion within the mortgages business and on credit card balances and personal overdrafts although there was some improvement in the margin on personal loans. The margin was further reduced by both the continuing change in the composition of the lending portfolio towards finer margin products and the disposal of the high yielding emerging markets investments. Adverse exchange rate movements, excluding discontinued operations, decreased net interest income by £2 million.

Other income

	2004	2003	2002
	£m	£m	£m
Fees and commissions receivable:
– UK current account fees	637	623	579
– Other UK fees and commissions	1,243	1,173	1,163
– Insurance broking	586	604	647
– Card services	520	439	394
– International fees and commissions	138	148	159

	3,124	2,987	2,942
Fees and commissions payable	(744)	(688)	(614)
Dealing profits (before expenses):
– Foreign exchange trading income	178	223	143
– Securities and other gains	93	302	21

	271	525	164
Income from long-term assurance business	715	436	(305)
General insurance premium income	554	535	486
Other operating income	688	682	759
Total other income – continuing operations	4,608	4,477	3,432
Discontinued operations	–	142	119
Total other income	4,608	4,619	3,551

2004 compared with 2003

Other income decreased by £11 million to £4,608 million compared to £4,619 million in 2003. However, the businesses that were sold in 2003 contributed £142 million of other income in that year and, excluding these discontinued operations from the comparative figures, other income rose by £131 million, or 3 per cent, to £4,608 million in 2004 from £4,477 million in 2003.

Fees and commissions receivable, excluding discontinued operations, increased by £137 million, or 5 per cent, to £3,124 million from £2,987 million in 2003. UK current account fees were £14 million higher than in 2003 as a result of the continuing growth in added value account products and a review of charging policies, although within this figure there has been a reduction of £3 million in unauthorised borrowing fees. Other UK fees and commissions were £70 million higher at £1,243 million, compared to £1,173 million in 2003. Company registration fees were £15 million higher as a result of a significant increase in activity at Lloyds TSB Registrars, both in terms of sharedealing volumes and corporate actions. Mortgage fees were £16 million higher, reflecting both continued growth in the mortgage book and some increase in fee levels during 2004. Unit trust fees were £18 million higher reflecting both growth in asset values, and therefore annual management fees, at Scottish Widows and increased volumes within the offshore business. There was also good growth in corporate banking fees, reflecting a number of large deals completed in 2004, and in acceptance fees. Insurance broking commissions were £18 million lower, at £586 million in 2004 compared to £604 million in 2003, as a result of lower levels of retrospective and motor insurance broking commissions, only partly offset by an increase in income from creditor protection products. Fee income from card services, excluding discontinued operations, was £81 million higher; this reflects a full year’s income from the Goldfish business, which was acquired by the Lloyds TSB Group at the end of September 2003, and a review of pricing and charging policies. International fees and commissions, excluding discontinued operations, were £10 million lower at £138 million compared to £148 million in 2003.

Fees and commissions payable, excluding discontinued operations, were £56 million or 8 per cent, higher at £744 million compared to £688 million in 2003. Commissions payable to motor dealers in the asset finance business were £33 million higher, as a result of the continued growth in business volumes. Fees payable within the card services business were £34 million higher reflecting the acquisition of the Goldfish business at the end of September 2003; this increase was partly offset by some reduction in the level of other fees payable within UK Retail Banking.

Dealing profits, excluding discontinued operations, were £254 million, or 48 per cent, lower at £271 million compared to £525 million in 2003. Foreign exchange income was £45 million lower at £178 million as good growth in income within the Lloyds TSB Group’s treasury and corporate banking operations was more than offset by the non-repetition of income earned at the Group centre from the closure of certain foreign exchange positions in 2003. Securities trading gains were £209 million lower; again, good growth within the Lloyds TSB Group’s treasury operations was more than offset by the fact that 2003 included substantial profits on the sale of the remaining assets within the Lloyds TSB Group’s portfolio of emerging markets debt securities.

Income from long-term assurance business, excluding discontinued operations, was £279 million higher at £715 million, compared to £436 million in 2003. The new business contribution, excluding discontinued operations, was £92 million higher, reflecting growth in business volumes and an improved margin on new products, and the expected return on existing business was £25 million higher. There was an £88 million reduction in charges for customer remediation provisions (£12 million in 2004 compared to £100 million in 2003) and improved market conditions lead to a £41 million increase in the overall return on investments held to support the long-term funds.

Premium income from general insurance underwriting was £19 million, or 4 per cent, higher at £554 million compared to £535 million in 2003. This reflected improved income on home contents and creditor insurance, including policies sold with the Lloyds TSB Group’s asset finance business, only partly offset by a reduction in health insurance premiums.

Other operating income, excluding discontinued operations, was £6 million higher as an increase in gains on sale of investments, mainly within the Lloyds TSB Group’s venture capital business, was partly offset by a reduction in operating lease rentals receivable and in income from the Lloyds TSB Group’s motor dealerships, which were rationalised towards the end of 2003.

2003 compared with 2002

Other income increased by £1,068 million, or 30 per cent, to £4,619 million; of this total businesses disposed of during 2003 accounted for £142 million compared to £119 million in 2002; excluding discontinued operations, other income increased by £1,045 million, or 30 per cent, to £4,477 million.

Fees and commissions receivable, excluding discontinued operations, increased by £45 million mainly as a result of good growth in UK current account fees and improved income from credit and debit card transactions, which more than offset a reduction in insurance broking commissions. UK current account fee income rose by £44 million, reflecting increased fee income from added value current accounts due to both a growth in the number of accounts and higher monthly charges; returned cheque fees also increased as the number of returned items rose.

Other UK fees and commissions increased by £10 million. Fees earned by the mortgages business rose by £20 million reflecting the growth in new mortgage lending during 2003 and an increase in the arrangement fee charged to customers. There was a £14 million increase in the fees charged in connection with the early settlement of personal loans following their introduction in the second half of 2002 and fees from large corporate and factoring activity increased by £16 million. There was also an increase in fees receivable within the asset finance business; acceptance fees were £7 million higher and collection fees grew by £8 million as a result of volume growth. This growth was largely offset by a reduction of £27 million in unit trust and asset management fees reflecting lower average fund values and the continued weakness of the long-term savings market. Fee income from stockbroking activities reduced reflecting lower transaction volumes in weak market conditions and income from the company registration business also fell as levels of corporate activity remained subdued.

Income from credit and debit card services increased by £45 million mainly as a result of a growth in interchange income, partly reflecting the acquisition of the Goldfish credit card portfolio during 2003, higher overseas use commissions and other fees.

Insurance broking commission income decreased by £43 million as a result of a £75 million fall in income from creditor insurance, reflecting a reduction in the level of sales achieved through the branch network and an increase of £35 million in the allowance in respect of the clawback of commissions relating to personal loans which are being settled early, which more than offset a £55 million increase in retrospective commissions. International fees and commissions reduced by £11 million mainly due to lower fund management fees in a number of locations.

Fees and commissions payable, excluding discontinued operations, were £74 million higher compared to 2002 as a result of a £36 million increase in commissions paid to motor dealers by the asset finance operation, reflecting growth in the levels of new business, and higher costs relating to legal expenses and valuation fee incentives supporting the strong mortgage growth. Fees payable in respect of the credit and debit card business also increased, mainly reflecting volume growth and the cost of customer incentives, and there was also an increase in fees payable in connection with the Lloyds TSB Group’s added value accounts as volumes increased.

Dealing profits, excluding discontinued operations, increased substantially by £361 million compared with 2002 as a result of an increase of £80 million in foreign exchange income and an increase of £281 million in gains from securities trading, largely reflecting profits from the disposal of the Lloyds TSB Group’s portfolio of emerging markets debt investments which, at the end of 2002, was reclassified as a trading asset. In 2002, earnings from emerging markets debt investments were primarily reported within other operating income.

Income from long-term assurance business, excluding discontinued operations, increased by £741 million reflecting the improved performance of stock markets during 2003 as the return on the investments held to support the long-term assurance funds grew by £934 million. Although there was only limited growth in overall product sales, new business contribution increased by £8 million largely reflecting an improved new business margin caused by a shift to more profitable regular premium products. Profits from existing business fell by £111 million mainly as a result of a £168 million reduction in benefits from experience variances and actuarial assumption changes, and the expected return reduced by £48 million; however, provisions for customer redress were £105 million lower. The benefits from economic assumption changes also reduced by £77 million.

Premium income from general insurance underwriting increased by £49 million, or 10 per cent, to £535 million, compared to £486 million in 2002. There was growth of £60 million in premiums from home insurance products, reflecting successful cross-selling to the Lloyds TSB Group’s mortgage customers and the continued strength of the UK housing market, partly offset by a £7 million increase in reinsurance premiums due to increased rates in the reinsurance market and higher underwritten premiums.

Other operating income, excluding discontinued operations, decreased by £77 million to £682 million mainly due to the change in treatment of earnings from the emerging markets debt investments portfolio following the reclassification of the portfolio as a trading asset at the end of 2002. There was also a further £28 million reduction in profits from the sale and leaseback of premises, which in 2003 totalled £4 million. These factors more than offset the effect of the inclusion of income from the sale of cars by the Dutton-Forshaw Group following its acquisition in December 2002, which increased by £51 million, and a £26 million increase in the gains on realisation of venture capital investments by Lloyds TSB Development Capital. There were also gains of £34 million following the sale of a number of leases by Lloyds TSB Leasing where the tax attributes could be used by the purchasers.

Operating expenses

	2004	2003	2002
	£m	£m	£m
Administrative expenses:
Staff:
– Salaries	1,793	1,675	1,646
– National insurance	140	137	128
– Pensions	338	342	303
– Other staff costs	276	277	294

	2,547	2,431	2,371
Premises and equipment:
– Rent and rates	274	271	268
– Hire of equipment	17	17	18
– Repairs and maintenance	129	123	127
– Other	110	114	109

	530	525	522
Other expenses:
– Communications and external data processing	439	411	411
– Advertising and promotion	163	160	135
– Professional fees	141	118	107
– Provisions for customer redress	100	200	–
– Other	364	384	427
	1,207	1,273	1,080
Administrative expenses	4,284	4,229	3,973
Depreciation	589	633	630
Amortisation of goodwill	44	39	33
Total operating expenses – continuing operations	4,917	4,901	4,636
Discontinued operations	–	272	277
Total operating expenses	4,917	5,173	4,913
Cost: income ratio (%)	51.4	52.2	55.3
Cost: income ratio – excluding discontinued operations (%)	51.4	53.0	56.0

2004 compared with 2003

Operating expenses were £256 million, or 5 per cent, lower at £4,917 million compared to £5,173 million in 2003. However, operating expenses in 2003 included £272 million incurred in the businesses sold in that year and, excluding these discontinued operations from the comparative figures, operating expenses in 2004 were £16 million higher at £4,917 million, compared to £4,901 million in 2003.

Administrative expenses, excluding discontinued operations, were £55 million, or 1 per cent, higher at £4,284 million compared to £4,229 million in 2003. Staff costs were £116 million, or 5 per cent, higher. This increase reflected the annual pay increase and an increased charge in respect of profit related and other staff incentive schemes, which in particular reflected the impact of growth in the Lloyds TSB Group’s corporate banking business; the pensions charge was little changed as an increase in the regular cost arising in respect of the Lloyds TSB Group’s defined benefit schemes was offset by a reduced past service cost reflecting a lower level of rationalisation activity than in 2003. Other staff costs were also largely unchanged as a reduction in restructuring costs was offset by an increase in charges related to outsourced activities.

Premises and equipment costs, excluding discontinued operations, were £5 million, or 1 per cent, higher at £530 million, compared to £525 million in 2003. Small increases in rent and rates payable, in part reflecting sale and leaseback deals in recent years, and higher repair and maintenance costs were partly offset by a decrease in other premises and equipment costs, as a result of gains on disposal of premises.

Other expenses, excluding discontinued operations, were £66 million, or 5 per cent, lower at £1,207 million. However, this figure includes the charge in respect of provisions for customer redress within the Lloyds TSB Group’s banking operations which was £100 million compared to £200 million in 2003. Excluding this item, other expenses were £34 million, or 3 per cent, higher at £1,107 million compared to £1,073 million in 2003. Communications and external data processing costs were £28 million higher reflecting the impact of the Goldfish business, acquired at the end of September 2003, and increased telephony costs. Advertising and promotion costs were £3 million higher and professional fees rose by £23 million reflecting the cost of assistance with a number of large projects, including Basel and the implementation, in the United Kingdom, of International Financial Reporting Standards from 1 January 2005. Other costs were £20 million lower, reflecting lower operational losses and reduced charges related to the Lloyds TSB Group’s clearings joint venture.

Depreciation, excluding discontinued operations, was £44 million lower due to a reduced charge in respect of operating lease assets reflecting a change in the mix of this business towards longer-term deals, such as aircraft, and the non-repetition of an accelerated charge suffered in 2003.

Goodwill amortisation, excluding discontinued operations, was £5 million higher at £44 million, compared to £39 million in 2003, as a result of the acquisition of the Goldfish business.

The cost:income ratio improved to 51.4 per cent compared to 52.2 per cent in 2003, or 53.0 per cent excluding discontinued operations from the comparative figures.

2003 compared with 2002

Total operating expenses increased by £260 million, or 5 per cent, to £5,173 million; of this total, businesses disposed of during 2003 accounted for £272 million compared to £277 million in 2002; excluding discontinued operations, total operating expenses increased by £265 million, or 6 per cent, to £4,901 million. The impact of acquisitions made in 2002 increased operating expenses during 2003 by £110 million, and there was a £200 million provision for customer redress.

Administrative expenses, excluding discontinued operations, increased by £256 million to £4,229 million, largely reflecting the £200 million provision for customer redress. Staff costs were £60 million higher at £2,431 million. Salaries were £29 million, or 2 per cent, higher as the impact of the annual pay review and the acquisitions made during 2002 more than offset the effect of an underlying reduction in staff numbers of 1,209 (full time equivalent); the cost of bonuses and other performance related payments remained broadly unchanged. National Insurance costs grew by £9 million reflecting the higher overall salary bill and the increase in employers’ contribution rates which took effect in April 2003. Pension costs increased by £39 million, or 13 per cent, reflecting a growth in the current service cost as interest rates have fallen and an increase in the level of cash contributions being made into defined contribution schemes in the UK. Other staff costs fell by £17 million because the impact of increased use of agency and other contract staff to support a number of major IT development projects and a significant increase in training costs, particularly for staff working in the branch network, was more than offset by a reduction in severance and related costs following the completion of a number of major restructuring initiatives.

Premises and equipment costs were £3 million higher; there was little change in costs during 2003 as the effect of branch closures offset the impact of acquisitions made during 2002.

Other expenses increased by £193 million, largely as a result of the £200 million provision for customer redress and related costs in respect of past sales of mortgage endowment and long-term savings products, including the Extra Income & Growth Plan. Advertising expenditure increased by £25 million mainly reflecting promotional expenditure incurred in connection with the credit card and mortgage businesses and also wider use of television advertising during 2003; professional fees increased by £11 million due to greater use of external consultants on a number of major projects. This has been offset by a £43 million reduction in other expenses. There has been a reduction in the processing charges paid to iPSL, Lloyds TSB Group’s clearings joint venture, and reduced credit and debit card fraud losses.

Depreciation, excluding discontinued operations, rose by £3 million. Operating lease depreciation increased by £19 million as an accelerated charge was recorded following the reassessment of the carrying value of a small number of big ticket operating lease assets; the effect of the acquisition of First National Vehicle Holdings during 2002 was largely offset by the reduction in the size of the existing portfolios. This was offset by a £16 million reduction in the charge on other fixed assets, mainly reflecting the accelerated write-off of certain software development costs in 2002. Goodwill amortisation, excluding discontinued operations, was £6 million higher reflecting the acquisitions made during 2002 and 2003.

The cost:income ratio was 52.2 per cent, compared to 55.3 per cent in 2002. Excluding discontinued operations, the cost:income ratio was 53.0 per cent compared to 56.0 per cent in 2002.

Charge for bad and doubtful debts

	2004	2003	2002
	£m	£m	£m
UK Retail Banking	673	594	496
Wholesale and International Banking	193	306	489
Central group items	–	(13)	(7)
Total charge, excluding discontinued operations	866	887	978
Discontinued operations	–	63	51
Total charge	866	950	1,029
Specific provisions	953	946	965
General provisions	(87)	4	64
Total charge	866	950	1,029
Charge as % of average lending:	%	%	%
– Total charge	0.59	0.66	0.77
– Total charge, excluding discontinued operations	0.59	0.66	0.80

2004 compared with 2003

The total charge for bad and doubtful debts decreased by £84 million, or 9 per cent, to £866 million compared to £950 million in 2003. However, the charge in 2003 included £63 million in the businesses sold in that year and, excluding these discontinued operations from the comparative figures, the charge for bad and doubtful debts in 2004 was £21 million, or 2 per cent, lower at £866 million compared to £887 million in 2003.

The charge within UK Retail Banking was £79 million higher at £673 million compared to £594 million in 2003. The charge in respect of personal loans and overdrafts was £43 million higher, principally reflecting volume growth. The charge in respect of credit cards was £60 million higher; £37 million of the increase reflected the acquisition of the Goldfish business and the remainder is attributable to the growth in the size of the lending portfolios. There was a net provisions release of £42 million in respect of the mortgage business, £24 million higher than in 2003, reflecting the continuing low level of losses as a result of rising house prices and historically low interest rates.

The charge in respect of Wholesale and International Banking, excluding discontinued operations, was £113 million lower at £193 million compared to £306 million in 2003. There was a reduction in the charge in respect of corporate lending, as a result of both lower new charges and some large releases, and a release of £30 million from the general provision that was held in respect of the Lloyds TSB Group’s exposures in Argentina. These factors more than offset an increased charge in the asset finance business, as a result of volume growth.

The credit in respect of Central group items of £13 million in 2003 was not repeated as the remainder of the Lloyds TSB Group’s portfolio of medium-term emerging markets debt was sold or repaid during 2003.

Overall, the Lloyds TSB Group’s charge for bad and doubtful debts as a percentage of average lending fell to 0.59 per cent, compared to 0.66 per cent in 2003.

2003 compared with 2002

The total charge for bad and doubtful debts decreased by £79 million, or 8 per cent, to £950 million; businesses disposed of during 2003 accounted for £63 million of this charge compared to £51 million in 2002; excluding discontinued operations, the total charge for bad and doubtful debts decreased by £91 million, or 9 per cent, to £887 million.

In UK Retail Banking the provisions charge increased to £594 million from £496 million in 2002. There was a net release from the provisions held against the mortgages portfolio of £18 million compared to a net release of £1 million in 2002, reflecting an improved arrears position and an increase in the value of the property held as security. The charge in respect of other lending increased by £115 million mainly due to an increase in the provisions required against the personal loan and credit card portfolios. This is largely attributable to the growth in the size of these portfolios although there was also some deterioration in arrears levels and an increase in fraud related losses within the personal lending portfolio.

In Wholesale and International Banking, excluding discontinued operations, the provisions charge fell by £183 million to £306 million. The charge within Wholesale fell by £78 million as the level of new provisions required against corporate customers reduced. In 2002 provisions totalling some £100 million were made against large US exposures which were not repeated to the same extent during 2003. In the asset finance businesses the provisions charge was largely unchanged despite strong lending growth during 2003 as the high level of voluntary terminations experienced in 2002 were not repeated during 2003. Within International Banking, excluding discontinued operations, the charge fell by £105 million mainly as a result of a reduction of £79 million in the new provisions required against the Lloyds TSB Group’s exposures in Argentina as the economic conditions in that country started to stabilise. There was also a reduction in the charge in other Latin American operations as specific cases requiring provisions in 2002 were not repeated.

Within Central group items there was a net release of provisions of £13 million from the provisions held against medium-term debt in the emerging markets portfolio. This portfolio has now either been disposed of or the lending has been repaid.

The Lloyds TSB Group’s charge for bad and doubtful debts as a percentage of average lending decreased to 0.66 per cent, compared to 0.77 per cent in 2002; excluding discontinued operations, the charge for bad and doubtful debts as a percentage of average lending decreased to 0.66 per cent compared to 0.80 per cent in 2002.

Taxation

The rate of tax is influenced by the geographic and business mix of profits. In the absence of special factors, Lloyds TSB Group does not expect the tax rate to vary significantly from the average UK corporation tax rate.

	2004	2003	2002
	£m	£m	£m
UK corporation tax:
– Current tax on profits for the year	841	1,079	786
– Adjustments in respect of prior years	(38)	(72)	12

	803	1,007	798
Double taxation relief	(58)	(223)	(129)
	745	784	669
Foreign tax:
– Current tax on profits for the year	119	144	216
– Adjustments in respect of prior years	(5)	(15)	(15)

	114	129	201
Current tax charge	859	913	870
Deferred tax	146	119	(106)
Associated undertakings and joint ventures	(1)	(7)	2
Total charge	1,004	1,025	766

2004 compared with 2003

The effective rate of tax in 2004 was 28.7 per cent, compared to an effective rate of tax in 2003 of 23.6 per cent and the corporation tax rate in 2004 of 30 per cent. The higher effective rate of tax in 2004 is primarily because the effective rate in 2003 benefited from the fact that the gain on disposal of The National Bank of New Zealand was exempt from taxation; this was only partly offset by the benefit, in 2004, of lower effective rates of tax in the Lloyds TSB Group’s life and pensions businesses, due to an improved performance in the investment portfolios. See note 9 to the financial statements.

2003 compared with 2002

The effective rate of tax in 2003 was 23.6 per cent, compared to an effective rate of tax of 29.3 per cent in 2002 and the corporation tax rate in 2003 of 30 per cent. The lower effective rate of tax in 2003 was primarily due to the gain on disposal of The National Bank of New Zealand, which was exempt from taxation, and a reduction in the non-allowable element of foreign taxes paid creditable against the UK corporation tax charge. This was partly offset by the withdrawal of tax relief on payments to the Lloyds TSB Group qualifying share ownership trust (‘QUEST’) to satisfy Save As You Earn options.

Economic profit

In pursuit of the Group’s aim to maximise shareholder value over time, management has for a number of years used a system of value based management as a framework to identify and measure value creation. Management uses economic profit, a non-GAAP measure, as a measure of performance, and believes that it provides important information for investors, because it captures both growth in investment and return; profit before tax is the comparable GAAP measure used by management. Lloyds TSB Group defines economic profit as the earnings on the equity invested in the business less a notional charge for the cost of the equity invested in that business.

Lloyds TSB Group believes that economic profit instils financial discipline in determining investment decisions throughout Lloyds TSB Group and that it enables Lloyds TSB Group to evaluate alternative strategies objectively, with a clear understanding of the value created by each strategy, and then to select the strategy which creates the greatest value. Awards to senior executives under Lloyds TSB Group’s annual bonus arrangements are partly determined by the achievement of economic profit targets.

Management changes its estimates of the cost of equity only to reflect significant changes in long-term interest rates and other external market factors which are considered sustainable. The principal factor in estimating the cost of equity is sustainable long-term interest rates. If long-term interest rates increase, management will consider raising its estimate of the cost of equity; if long-term interest rates fall, management will consider reducing its estimate of the cost of equity. The principal other external market factors considered are equity risk premium and Lloyds TSB Group’s share price volatility relative to the UK stock market as a whole. Any change to the estimated cost of equity will be disclosed. For the last three years, management has used a cost of equity of 9 per cent to reflect the shareholders’ minimum required rate of return on equity invested.

The table below summarises Lloyds TSB Group’s calculation of economic profit for the years indicated.

	2004	2003	2002
	£m	£m	£m
Average shareholders’ equity	9,956	8,460	10,672
Profit attributable to shareholders	2,421	3,254	1,790
Less: notional charge	(896)	(761)	(960)
Economic profit	1,525	2,493	830

The notional charge has been calculated by multiplying average shareholders’ equity by the cost of equity.

2004 compared with 2003

Economic profit decreased to £1,525 million in 2004 compared to £2,493 million in 2003. Profit attributable to shareholders decreased by £833 million, or 26 per cent, to £2,421 million principally due to the significant profits on disposal of businesses in 2003 of £865 million, on which no tax charge arose; the notional charge on average equity was £135 million higher, as a result of an 18 per cent increase in average equity to £9,956 million compared to £8,460 million in 2003.

2003 compared with 2002

Economic profit increased by £1,663 million from £830 million in 2002 to £2,493 million in 2003. Profit attributable to shareholders increased by £1,464 million, or 82 per cent, to £3,254 million; the notional charge on average equity was £199 million lower, as a result of a 21 per cent reduction in average equity to £8,460 million from £10,672 million in 2002.

Line of business information

Summary

In order to provide a clearer representation of the underlying performance, the results of the Insurance and Investments segment include investment earnings calculated using longer-term rates of return and annual management charges based on unsmoothed fund values. Management separately analyse the difference between these normalised earnings and the actual return (‘the investment variance’) together with the impact of changes in the economic assumptions used in the embedded value calculation. The results of the businesses are set out below:

	2004	2003	2002
	£m	£m	£m
UK Retail Banking	1,651	1,471	1,548
Insurance and Investments	773	565	638
Wholesale and International Banking – continuing operations	1,272	1,038	1,005
Central group items	(333)	(12)	36
	3,363	3,062	3,227
Changes in economic assumptions	(2)	(22)	55
Investment variance	147	125	(943)
Loss on sale of businesses in 2004	(15)	–	–
Discontinued operations in 2003 and 2002	–	1,183	279
Profit before tax	3,493	4,348	2,618

Comparative figures for 2003 and 2002 have been restated to reflect changes in the Lloyds TSB Group’s segmental analysis following the introduction, in 2004, of the management of the Lloyds TSB Group’s distribution channels as profit centres and other changes in internal transfer pricing arrangements. The loss on sale of businesses in 2004 and discontinued operations in 2003 and 2002 relate to the Wholesale and International Banking segment. The discontinued operations in 2003 and 2002 were the Lloyds TSB Group’s operations in New Zealand, Brazil and France, sold in 2003.

UK Retail Banking

	2004 £m	2003† £m	2002† £m
Net interest income	3,198	3,137	2,890
Other income	1,639	1,533	1,567
Total income	4,837	4,670	4,457
Operating expenses	(2,513)	(2,583)	(2,402)
Trading surplus	2,324	2,087	2,055
Provisions for bad and doubtful debts	(673)	(594)	(496)
Share of results of joint ventures	–	(22)	(11)
Profit before tax	1,651	1,471	1,548
Profit before tax, before provisions for customer redress	1,751	1,671	1,548
Cost:income ratio	52.0%	55.3%	53.9%
Total assets (year-end)	£101,615m	£90,541m	£79,629m
Total risk-weighted assets (year-end)	£60,502m	£54,119m	£48,313m

† Restated, as explained on page 26.

2004 compared with 2003

Profit before tax from UK Retail Banking increased by £180 million, or 12 per cent, to £1,651 million, compared to £1,471 million in 2003. However, comparisons of performance are distorted by the level of the charge made in respect of provisions for customer redress, which was £100 million in 2004 compared to £200 million in 2003; excluding these provisions for customer redress, profit before tax in UK Retail Banking increased by £80 million, or 5 per cent to £1,751 million from £1,671 million in 2003.

Total income rose by £167 million, or 4 per cent, to £4,837 million compared to £4,670 million in 2003. Net interest income was £61 million, or 2 per cent, higher at £3,198 million, compared to £3,137 million in 2003. Average interest-earning assets were £10,875 million higher than in 2003. There was strong growth in mortgage lending during the year; gross new mortgage lending was £26,251 million, compared to £24,151 million in 2003, representing a market share of 9.0 per cent. Net new mortgage lending of £9,315 million was 12 per cent higher than the £8,283 million achieved in 2003 and represented a market share of 9.2 per cent. Mortgage balances outstanding increased by 13 per cent to £80,065 million. There was also good growth in personal loans and overdrafts, where average balances were £1,141 million higher and in card services, where average balances were £1,424 million higher, in part reflecting the acquisition of the Goldfish business at the end of September 2003. This volume growth generated an additional £387 million of net interest income.

The net interest margin, however, fell by 41 basis points, reducing net interest income by £326 million, reflecting in part continuing competitive pressures in mortgages and in other retail lending products such as overdrafts and personal loans.

Other income was £106 million, or 7 per cent, higher at £1,639 million compared to £1,533 million in 2003. This increase reflects the acquisition of the Goldfish business in 2003, as a result of which the 2004 figures include a full year’s fee income compared to only three months in 2003. This lead to a significant increase in card fee income, up £81 million overall, only partly offset by a related increase in card fees payable. Card fee income also grew as a result of organic growth in the Lloyds TSB Group’s existing business and a review of charging structures. Current account fees within UK Retail Banking were £13 million higher as a result of continued growth in added value account fees and an increased level of returned cheque fees. There were also increased management fees with the UK Wealth Management business, as a result of higher asset values.

Operating expenses were £70 million, or 3 per cent, lower at £2,513 million compared to £2,583 million in 2003. However, excluding the effect of the provisions for customer redress, operating expenses were £30 million, or 1 per cent, higher at £2,413 million compared to £2,383 million in 2003. The full year impact of the Goldfish acquisition and the effect of annual pay awards was partly offset by a lower level of bonuses in some areas and staff reductions, particularly in the distribution network; staff numbers at 31 December 2004 were 43,732, down 563 from 44,295 at the end of 2003. The cost:income ratio improved to 52.0 per cent from 55.3 per cent in 2003. Excluding the charges in respect of provisions for customer redress of £100 million in 2004 and £200 million in 2003, the cost:income ratio improved to 49.9 per cent in 2004 compared to 51.0 per cent in 2003.

Provisions for bad and doubtful debts were £79 million, or 13 per cent, higher at £673 million compared to £594 million in 2003. Of this increase, £37 million is attributable to the full year impact of the Goldfish business and the remainder reflects organic growth in the lending portfolios during 2004. Personal loan balances increased by £1,126 million, or 12 per cent, to £10,745 million over 2004 and credit card balances increased by £792 million, or 12 per cent, to £7,519 million. The provisions charge as a percentage of average lending for personal loans and overdrafts fell to 4.20 per cent, from 4.25 per cent in 2003, while the charge in the credit card portfolio increased to 3.42 per cent, from 3.19 per cent in 2003. In the mortgages business, there was a net provision release of £42 million, reflecting the continuing low level of losses in a climate of rising house prices and historically low interest rates. The provisions charge as a percentage of average lending was 0.71 per cent, compared to 0.72 per cent in 2003, and the overall arrears position remained satisfactory.

2003 compared with 2002

Profit before tax from UK Retail Banking decreased by £77 million, or 5 per cent, to £1,471 million, compared to £1,548 million in 2002. However, the results in 2003 were adversely affected by a £200 million provision for remediation payments to customers in respect of past sales of mortgage endowment and long-term savings products, principally the Extra Income & Growth Plan; adjusting for this provision there was a £123 million or 8 per cent growth in profit.

Total income increased by £213 million, or 5 per cent, to £4,670 million. Net interest income increased by £247 million, or 9 per cent, to £3,137 million as continued growth in lending and deposit balances added £379 million to net interest income partly offset by a reduction of £132 million caused by a 19 basis point reduction in the net interest margin. There was good organic growth in the personal loan and credit card businesses with outstanding balances increasing by 9 per cent and 18 per cent respectively over the year; after taking account of the impact of the acquisition of the Goldfish Bank portfolios, outstanding personal loan balances had increased by 10 per cent and credit card balances by 36 per cent by the end of December 2003. Over the twelve months to 31 December 2003, mortgage balances outstanding increased by 13 per cent to £70,750 million as net new lending increased to £8,283 million from £5,889 million; this represented an improved market share of 8.2 per cent although it remained below the Lloyds TSB Group’s market share of outstanding mortgages.

The net interest margin was 19 basis points lower. There was margin contraction in the mortgages business as competitive pressures caused a move to discounted and finer margin products; the margin on retail savings products also fell as the full effect of interest rate falls was not passed on to customers and the benefit of low interest and interest-free current accounts was reduced. This was partly offset by an improved margin on personal loans, which benefited from lower funding costs.

Other income decreased by £34 million to £1,533 million. Fees earned from current account activity grew by £44 million reflecting increased volumes of added value accounts and higher monthly charges; returned cheque fees also increased as the number of returned items rose. There was also improved income from credit and debit card transactions, which increased by £46 million, mainly as a result of a growth in interchange income, higher overseas use commissions and other fees. These increases, however, were more than offset by a reduction in distribution commissions received for the sale of insurance products through the branch network and higher fees payable in respect of the credit card business, mainly reflecting volume growth and the cost of customer incentives, and increased package costs incurred on the added value account range as volumes have risen. A growth in fee income in the mortgages business, as lending volumes have grown and charges increased, has been offset by the higher cost of customer incentives.

Operating expenses were £181 million, or 8 per cent higher, at £2,583 million compared to £2,402 million in 2002 as a result of the £200 million provision for customer redress; if this is excluded operating expenses fell by £19 million. There was an increase in salary and pension costs, largely reflecting the effects of the annual pay review and falling interest rates on the cost of providing post-retirement benefits, and the increased cost of agency staff and other contractors which have been offset to an extent by lower severance and related costs following the completion of a number of major restructuring initiatives. Advertising expenditure also increased particularly in the credit card and mortgage businesses and there was wider use of TV advertising; however there was a reduction in the level of operational losses and lower clearings costs. The cost:income ratio deteriorated to 55.3 per cent compared to 53.9 per cent in 2002; however, if the £200 million provision for customer redress is excluded from costs in 2003, the cost:income ratio improved to 51.0 per cent.

Bad debt provisions increased by £98 million to £594 million in 2003 compared to £496 million in 2002 as a result of an increase in the provisions required against the personal lending and credit card portfolios mainly reflecting volume growth during the year but also some deterioration in the arrears levels within the personal loan portfolio and an increase in fraud related losses. There was a net release of £18 million from the provisions held against the mortgage portfolio in 2003 compared to a net release of £1 million in 2002, as the arrears position has improved and the value of the underlying security increased. The provisions charge as a percentage of average lending for personal loans and overdrafts increased to 4.25 per cent in 2003 from 3.73 per cent in 2002, while the charge in the credit card portfolio decreased to 3.19 per cent in 2003 from 3.52 per cent the previous year.

The Lloyds TSB Group’s share of the results of its joint venture operations in 2003 was a loss of £22 million compared to £11 million in 2002. Following the purchase by the Lloyds TSB Group of the personal loan and credit card portfolios of Goldfish Bank, the venture began to wind down its remaining business resulting in increased losses from asset write-downs and closure provisions.

Insurance and Investments

Lloyds TSB Group’s insurance and investments activities comprise the life, pensions and unit trust businesses of Scottish Widows and Abbey Life, general insurance underwriting and broking, and Scottish Widows Investment Partnership.

	2004 £m	2003† £m	2002† £m
Net interest income	99	81	74
Other income	1,170	981	1,084
Total income	1,269	1,062	1,158
Operating expenses	(272)	(261)	(291)
Trading surplus	997	801	867
General insurance claims	(224)	(236)	(229)
Operating profit	773	565	638
Changes in economic assumptions	(2)	(22)	55
Investment variance	147	125	(943)
Profit (loss) before tax	918	668	(250)

† Restated, as explained on page 26.

2004 compared to 2003

The operating profit from Insurance and Investments, calculated as explained under ‘Operating and financial review and prospects – Line of business information – Summary’ increased by £208 million, or 37 per cent, to £773 million in 2004 compared to £565 million in 2003.

Total income was £207 million, or 19 per cent, higher at £1,269 million compared to £1,062 million in 2003. Net interest income of £99 million was £18 million, or 22 per cent, higher than in 2003 reflecting increased cash balances held within the general insurance businesses.

Other income was £189 million, or 19 per cent, higher at £1,170 million in 2004 compared to £981 million in 2003. Income from long-term assurance business, excluding the effects of changes in economic assumptions and the investment variance, was £165 million higher as a result of improved profitability from new and existing business and a reduced charge in respect of provisions for customer redress (£12 million in 2004 compared to £100 million in 2003). General insurance underwriting premiums were £19 million higher as reduced premiums on the health insurance book, which is being run down, were more than offset by increased income from home contents and asset finance creditor insurance. Reduced levels of retrospective and motor insurance broking commissions lead to a decrease of £18 million in general insurance broking commissions, but improved market conditions lead to increases in asset management income.

Operating expenses were £11 million, or 4 per cent, higher at £272 million in 2004 compared to £261 million in 2003; this reflected higher staff costs, largely as a result of annual pay reviews, and some increase in strategic consultancy spend.

General insurance claims of £224 million in 2004 were down £12 million, or 5 per cent, from £236 million in 2003, reflecting favourable weather conditions.

2003 compared to 2002

The operating profit from Insurance and Investments, calculated as explained under ‘Operating and financial review and prospects – Line of business information – Summary’, fell by £73 million, or 11 per cent, to £565 million from £638 million in 2002.

Total income was £96 million, or 8 per cent lower, at £1,062 million as a £103 million fall in other income more than offset a modest improvement in net interest income of £7 million. Other income was £981 million compared to £1,084 million in 2002. Income from long-term assurance business, excluding the effects of changes in economic assumptions and the investment variance, was £86 million lower. Income from existing business was lower as the benefit from experience variances and actuarial assumption changes reduced by £168 million, reflecting updated assumptions in respect of staff costs to support existing business and benefits recognised in 2002 from changes in the assumed shareholder tax rate and from the valuation of unmodelled products which have not been repeated; the expected return increased by £10 million. There was also a reduction of £61 million in normalised investment earnings reflecting lower market rates of return. This has been partly offset by a £105 million reduction in provisions for customer redress, see ‘Operating and financial review and prospects – Risk management – Customer treatment risk – Customer remediation payments’, and by the £41 million increase in new business profitability.

Insurance broking income fell by £43 million reflecting lower levels of creditor insurance and an increased allowance for the clawback of commissions by the insurance underwriters due to the early settlement of loans. There was also a reduction in income from unit trust and asset management activities as a result of lower average fund values and the continued weakness of the long-term savings market. This has been partly offset by a £49 million increase in general insurance premiums as income from the sale of home contents insurance has improved, helped by the buoyant housing market.

Operating expenses decreased by £30 million, or 10 per cent, to £261 million. There was a £42 million reduction in the costs related to the restructuring of the Scottish Widows business and this has more than offset the effect of inflationary increases in other costs.

General insurance claims increased by £7 million to £236 million, as the effect of the increase in the size of the portfolio was largely offset by a reduction in claims caused by the generally mild weather conditions.

Area of business

The operating profit of the life, pensions and unit trust businesses is analysed in the following table. The basis of this analysis is as follows:

The life and pensions results are split into five elements:

•

New business income: this represents the value recognised at the end of each financial year from the new business written during that year after taking into account the cost of establishing technical provisions and reserves. This is shown before the significant costs of acquiring that new business, which are shown separately as ‘Distribution costs’.

•

Distribution costs: the costs of acquiring the new business generated in the year. These comprise the cost of selling products through Lloyds TSB Bank’s branch network; the commissions paid to independent financial advisers (“IFAs”) and related costs of sales through this channel; and the costs of other direct sales channels.

•	Existing business: this comprises the following elements:
–	the expected return arising from the unwinding of the discount applied to the expected cash flows at the beginning of a year;
–	experience variances caused by differences between the actual experience during the year and the expected experience;
–	the effects of changes in assumptions, other than economic assumptions, and other items; and
–	provisions for customer redress.
•	Development costs: these costs represent the investment made during the year in Sandler products and depolarisation developments, and the development of e-commerce relationships with IFAs.
•

Investment earnings: this represents the expected investment return on both the net tangible assets and the value of the shareholder’s interest in the long-term business account, based upon the economic assumptions made at the beginning of the year.

Unit trust income is shown before the acquisition costs of new business which are separately disclosed.

	2004 £m	2003† £m	2002† £m

Life and pensions new business income	419	396	313
Life and pensions distribution costs	(231)	(241)	(199)
New business contribution	188	155	114

Existing business:
Expected return	300	283	273
Experience variances	(41)	(16)	(1)
Assumption changes and other items	(39)	(75)	78
	220	192	350
Provisions for customer redress	(12)	(100)	(205)
Development costs	(11)	(13)	–
Investment earnings	167	153	214
Operating profit (life and pensions)	552	387	473

Unit trusts	75	62	92
Unit trust distribution costs	(22)	(38)	(44)
Profit before tax (unit trusts)	53	24	48
Operating profit (life, pensions and unit trusts)	605	411	521
General insurance	160	153	117
Scottish Widows Investment Partnership	8	1	–
Operating profit	773	565	638

Changes in economic assumptions	(2)	(22)	55
Investment variance	147	125	(943)
Profit (loss) before tax	918	668	(250)
New business margin (life and pensions)	28.6%	25.8%	19.2%

† Restated, as explained on page 26.

The table below shows the level of new business premium income for the life and pensions business and unit trust sales. Management monitor these figures because they provide an indication of both the performance and the profitability of the business.

	2004 £m	2003 £m	2002 £m
New business premium income and unit trust sales
Regular premiums	342.6	337.9	286.3
Single premiums	3,141.0	2,638.3	3,089.0
Unit trusts:
– Regular premiums	32.6	41.0	71.5
– Single premiums	538.4	907.3	1,009.5
Total unit trusts	571.0	948.3	1,081.0

Weighted sales is a UK insurance industry standard which measures the new business volumes; the weighting is made towards regular premium policies to reflect the long-term nature of these contracts. There are four main distribution channels for the sale of Lloyds TSB Group’s life, pension and unit trust products and the table below shows the relative importance of each.

	2004 £m	2003 £m	2002 £m
Weighted sales (regular + 1/10 single):
Life and pensions	656.7	601.7	595.2
Unit trusts	86.4	131.7	172.4
Life, pensions and unit trusts	743.1	733.4	767.6
Weighted sales by distribution channel:
Branch network	238.9	278.8	350.6
Independent financial advisers	431.6	391.6	335.4
Direct	72.2	61.6	67.9
Other, including International	0.4	1.4	13.7
Life, pensions and unit trusts	743.1	733.4	767.6

Life, pensions and unit trusts

2004 compared to 2003

Operating profit from life, pensions and unit trusts, calculated as explained under ‘Operating and financial review and prospects – Line of business information – Summary’ increased by £194 million, or 47 per cent, to £605 million in 2004 compared to £411 million in 2003; much of this improvement reflected the lower charge in respect of provisions for customer redress of £12 million in 2004, compared to £100 million in 2003. Excluding the charge in respect of provisions for customer redress, operating profit from life, pensions and unit trusts increased by £106 million or 21 per cent to £617 million in 2004 compared to £511 million in 2003.

Within the life and pensions businesses, new business contribution increased by £33 million or 21 per cent to £188 million. New business income was £23 million or 6 per cent higher reflecting a 9 per cent growth in the weighted sales of life and pensions products, driven in particular by higher sales of investment products such as the Flexible Option Bond and the Combination Bond. Distribution costs at £231 million were £10 million lower than in 2003, largely as a result of a change in business mix together with the non-repetition of short-term, fine margin, asset finance related business in the last quarter of 2003. The new business margin, defined as new business contribution divided by weighted sales, was 28.6 per cent compared to 25.8 per cent in 2003.

Regular premium sales of £342.6 million were 1 per cent higher than in 2003 and represented 52 per cent of total weighted sales from life and pensions business, compared to 56 per cent in 2003. Sales of regular premium pensions products were £25.3 million higher, with growth in sales through independent financial advisers and direct channels, as a result of focussed investment in this business and the promotion of specially targeted products more than offsetting a fall in sales through the branch network. Regular life product sales, however, were £18.9 million lower, largely as a result of competitor pricing issues and the impact of some slow down in activity in the mortgage market.

Sales of single premium life and pensions products were £502.7 million, or 19 per cent, higher at £3,141.0 million compared to £2,638.3 million in 2003. There was substantial growth in single premium life sales, reflecting the success of the Combination Bond and the Flexible Option Bond, which have been relaunched and made the subject of increased marketing focus. Sales of annuity products were down due to the decision to withdraw from the with-profits annuity market in 2004, only partly offset by increased sales of the Income Drawdown product. Single premium pension sales were 6 per cent higher, as a result of strong sales of group pension products through the independent financial advisers.

The expected return from existing business was £17 million, or 6 per cent, higher at £300 million compared to £283 million in 2003; the increase reflects the benefit of new business sales by Scottish Widows in 2003 and the effect of the increase in the embedded value discount rate. The impact of experience variances and actuarial assumption changes was a charge of £80 million, £11 million better than the charge of £91 million in 2003; adverse lapse and expense assumption experience being more than offset by the non-repetition of the impact in 2003 of the capitalisation of pension contributions. The charge in respect of provisions for customer redress was significantly lower at £12 million in 2004, compared to £100 million in 2003.

Development costs were £11 million in 2004, compared to £13 million in 2003, and investment earnings were £14 million, or 9 per cent, higher at £167 million in 2004 compared to £153 million in 2003. The increase in investment earnings reflects the increased value of the investment portfolio at the start of 2004 and the increase in the normalised rates of return.

Operating profit from unit trusts increased significantly from £24 million in 2003 to £53 million in 2004 as a result of both an increase in profit before distribution costs and a reduction in distribution costs.

Unit trust profit before distribution costs was £13 million higher at £75 million. Overall weighted sales of unit trust products, at £86.4 million, were £45.3 million, or 34 per cent, lower than the £131.7 million achieved in 2003. Regular premium sales were down 20 per cent at £32.6 million and single premium sales were 41 per cent lower at £538.4 million. The largest decrease in unit trust sales was within the branch network reflecting a change in mix of sales and the reduced number of authorised sellers following a revision of the Lloyds TSB Group’s suitability rules. Unit trust sales via independent financial advisers were broadly flat and sales by direct channels increased due to success in retaining customers with maturing products and successful sales of Corporate OEIC’s. The fall in sales volumes lead to a reduction in new business income but this was more than offset by an increase in income from existing business, as the improved stock market performance over 2004 has lead to higher fees, together with lower incentive payments and other cost savings. Unit trust distribution costs were £16 million, or 42 per cent, lower at £22 million compared to £38 million in 2003; this decrease reflects, in particular, lower commission payments to the branch network following the sharp fall in sales via that channel.

2003 compared to 2002

The operating profit of the life, pensions and unit trust businesses in 2003 fell by £110 million, or 21 per cent, to £411 million from £521 million in 2003.

New business income increased by £83 million, or 27 per cent, to £396 million. Weighted sales of life and pensions products increased by 1 per cent as sales volumes were affected by weak demand as consumer confidence in long-term savings products remained low. However there was a further change in the product mix towards higher margin regular premium protection policies with the emphasis upon sales of lower margin single premium life products being reduced.

The new business margin, defined as new business contribution divided by weighted sales, improved to 25.8 per cent compared to 19.2 per cent in 2002. The increase in distribution costs was also higher than sales volumes; these costs were up £42 million, or 21 per cent, to £241 million partly reflecting the increase in the proportion of sales made through the comparatively more expensive independent financial adviser channel and also the higher levels of commission payable on sales of the more profitable products.

Regular premium sales amounted to £337.9 million, or 56 per cent of total life and pensions weighted sales, compared to £286.3 million, or 48 per cent of the total in 2002, an increase of £51.6 million. Weighted sales of regular premium pension products increased by £24.0 million as improved sales through the IFA channel, reflecting both Scottish Widows’ marketing initiatives and investment in this channel, more than offset a reduction in sales through the branch network which have been affected by weak demand. Sales of regular premium life products increased by £27.6 million mainly as a result of higher sales of term assurance and savings products; sales of mortgage-related products providing life cover on repayment mortgages continued to improve, reflecting the buoyant housing market and the resulting strong growth in mortgage lending.

Sales of single premium products fell by £450.7 million, or 15 per cent, from £3,089.0 million in 2002 to £2,638.3 million in 2003. Single premium life product sales decreased by £685.1 million as a result of further reductions in sales of investment bonds due to low stock market values and adverse media comment and the closure of an investment trust in the first half of 2003 due to a lack of suitable quality investment opportunities. This was partly offset by strong growth in single premium pension business; sales rose by £218.9 million or 21 per cent as a result of the improved performance of stakeholder pension products. Sales of single premium annuity business increased by £15.5 million, or 3 per cent, following pricing changes in 2002.

Unit trust sales were £132.7 million, or 12 per cent, lower at £948.3 million compared to £1,081.0 million in 2002 as consumers continued to view investments in equity-based products with caution.

Weighted sales of life, pensions and unit trust products were £733.4 million compared to £767.6 million in 2002. By distribution channel, sales through the branch network fell by £71.8 million, or 20 per cent, to £278.8 million mainly reflecting the significant reductions during 2003 in sales of single premium life and pensions products and unit trusts. Sales of regular premium products were broadly unchanged as initiatives within the branch network resulted in an increase in term assurance sales, which offset a fall in sales of pension products. Branch network sales during 2003 were affected by significant restructuring activity in the personal sector regulated sales force, to reflect lower levels of new business and improved cost efficiency, which resulted in a reduction in its size of almost one third. Direct sales decreased by £6.3 million as a result of lower single premium product sales in difficult market conditions. However, sales through the IFA channel improved by £56.2 million, or 17 per cent, to £391.6 million with particularly strong growth in regular premium products reflecting the benefits of the investment made into this channel in 2002 and earlier. In the 2003 IFA Service Awards, Scottish Widows achieved a five-star rating in all categories.

Existing business profits fell by £158 million, or 45 per cent, to £192 million from £350 million in 2002. Within the expected return a reduction of £39 million reflecting a reduction in the value of in-force business and a lower discount rate was offset by lower restructuring costs in 2003. There was a reduction of £168 million in the benefits from changes in actuarial assumptions and experience variances. It is common practice for life assurance companies to regularly review the detailed assumptions that support the embedded value calculations having regard to recent experience. In 2003 there was a charge of £75 million in respect of actuarial assumption changes compared to a credit of £78 million in 2002, reflecting the capitalisation of pension scheme contributions, following their recommencement in 2003, within the Lloyds TSB Group’s embedded value calculations and benefits in 2002 from revisions to the assumed shareholder tax rate and the valuation of unmodelled products which have not been repeated. Experience variances were £15 million worse as a result of a deterioration in lapse and persistency rates.

The decrease in existing business profits was partly offset by a £105 million reduction in the level of additional provisions required for redress payments to customers.

Normalised investment earnings fell by £61 million, or 29 per cent, to £153 million from £214 million in 2002 reflecting a reduction in the expected rates of return in the low interest rate environment in the UK.

Unit trust profits were £24 million compared to £48 million in 2002. Income in the unit trust business is derived from both initial charges at the point of sale and annual management fees which are calculated as a percentage of the unit trust funds. During 2003 unit trust profit before distribution costs fell by 33 per cent following the reduction in weighted average sales, which were 24 per cent lower, and a fall in income reflecting lower annual management charges as the depressed stock markets caused fund values to reduce. Unit trust distribution costs fell by 14 per cent as a result of the fall in sales volumes.

General insurance

	2004 £m	2003† £m	2002† £m
Premium income from underwriting:
Creditor	114	104	107
Home	442	410	350
Health	27	43	44
Reinsurance premiums	(29)	(22)	(15)
	554	535	486
Commissions from insurance broking:
Creditor	377	351	426
Home	30	30	44
Health	19	16	17
Other	160	207	160
	586	604	647
Operating profit	160	153	117
Investment variance	8	13	(60)
Profit before tax	168	166	57

† Restated, as explained on page 26.

2004 compared to 2003

The operating profit, calculated as explained under ‘Operating and financial review and prospects – Line of business information – Summary’ from general insurance was £160 million, an increase of £7 million or 5 per cent from £153 million in 2003.

Premium income for underwriting was £19 million, or 4 per cent, higher at £554 million compared to £535 million in 2003. Creditor insurance premiums were 10 per cent higher, as a result of increased sales of the asset finance loan protection products, in part underwritten by the general insurance operations, and home premiums were 8 per cent higher following increases in premium rates and improved retention. Premium income from health insurance decreased from £43 million in 2003 to £27 million in 2004 as a result of the continuing run down of the book. Reinsurance premiums increased by £7 million to £29 million, in part due to growth in the underwritten property business.

Broking commissions decreased by £18 million, or 3 per cent, to £586 million in 2004 compared to £604 million in 2003. Creditor insurance commissions were £26 million higher following renegotiation of rates with external underwriters and an increase in average loan and credit card balances insured; business loan protection income was lower following claw-back adjustments on terminated policies. Home commissions were flat and Health commissions were £3 million higher at £19 million. Other commissions decreased by £47 million to £160 million in 2004 from £207 million in 2003 following a reduction in profit share income from the unusually high levels in 2003.

Investment income was £8 million higher, following increased interest rates as the majority of the investment portfolio is cash based.

Distribution commissions payable to the branch network were largely unchanged; the proportion of sales sourced through the network was lower than in 2003, but this has been largely offset by the passing on of the benefit of improved profit sharing terms agreed with third party underwriters.

General insurance claims, at £224 million, were £12 million, or 5 per cent, lower than £236 million in 2003. Claims on home policies were lower due to the favourable weather conditions in 2004 and health claims have declined as this book is run down. The underwriting claims ratio improved from 42.4 per cent in 2003 to 38.4 per cent in 2004.

2003 compared to 2002

The operating profit from general insurance in 2003 was £153 million, an increase of £36 million, or 31 per cent, compared to 2002.

Premium income from underwriting increased by £49 million, or 10 per cent, to £535 million as a result of continued strong growth in income from the sale of home insurance products which rose by £60 million. An increase in average sums assured has more than offset a decline in sales volumes, particularly through the IFA channel, as commission rates became uncompetitive; sales volumes started to improve in the final quarter of 2003 as commissions payable were increased. Creditor insurance premiums were £3 million lower and reinsurance premiums increased by £7 million due to increased rates in the reinsurance market and higher underwritten premiums.

Commission income from general insurance broking fell by £43 million reflecting a £75 million reduction in income from creditor insurance products as personal loan sales volumes within the branch network started to slow and an allowance of £35 million was made against the clawback of commissions by the insurance underwriters as loans are settled early. Income from sales of home insurance products fell by £14 million due to more competitive offers from other market participants. These factors have been partly offset by a £47 million improvement in other commissions reflecting a significant increase in the level of retrospective commissions receivable from underwriters as the favourable economic conditions have improved the profitability of the policies written.

Investment income was £9 million higher at £54 million, compared to £45 million in 2002.

General insurance claims were £7 million higher at £236 million compared to £229 million in 2002. The claims ratio fell from 45.7 per cent to 42.4 per cent reflecting the beneficial effect of generally mild weather conditions although this did cause an increase in subsidence related claims in the second half of 2003.

Operating expenses and commissions payable to the branch network were £37 million lower overall. The proportion of both underwriting and broking sales sourced through the network was lower in 2003 than in 2004, there were also reductions in advertising and severance costs and these factors more than offset the impact of annual pay reviews.

Changes in economic assumptions

Lloyds TSB Group accounts for the value of the shareholder’s interest in the long-term assurance business using the embedded value basis of accounting. The embedded value comprises the net tangible assets of the life assurance subsidiaries and the present value of the in-force business. The present value of the in-force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder and discounting the result at a rate which reflects the shareholder’s overall risk premium.

When projecting future surpluses and other net cash flows Lloyds TSB Group makes a series of assumptions about long-term economic conditions. In order to maintain comparability with other listed insurers in the UK, the Lloyds TSB Group reviews these assumptions at each reporting date.

The economic assumptions have been revised at 31 December 2004 as follows:

	2004%	2003%	2002%
Risk-adjusted discount rate (net of tax)	7.40	7.60	7.35
Return on equities (gross of tax)	7.17	7.45	7.10
Return on fixed interest securities (gross of tax)	4.57	4.85	4.50
Expenses inflation	3.76	3.80	3.30

The revised assumptions have resulted in a net charge to the profit and loss account in 2004 of £2 million (2003: a charge of £22 million).

Investment variance

In accordance with generally accepted accounting practice in the UK, it is Lloyds TSB Group’s accounting policy to carry the investments comprising the reserves held by its life companies at market value. The reserves held to support the with-profits business of Scottish Widows are substantial and changes in market values cause significant volatility in the Group’s embedded value earnings, which are beyond the control of management. Consequently, in order to provide a clearer representation of the underlying performance, the results of the life and pensions business are separately analysed to show an operating profit including investment earnings calculated using longer-term investment rates of return, and annual management charges based on unsmoothed fund values. The investment variance represents the difference between the actual investment return in the year on investments backing shareholder funds and the expected return based upon the economic assumptions made at the beginning of the year, and the effect of these fluctuations on the value of in-force business. The effects of other changes in economic circumstances beyond the control of management are also reflected in the investment variance. A similar approach has been adopted for Lloyds TSB Group’s general insurance business.

In 2004, there was a positive investment variance of £147 million (2003: positive £125 million, 2002: negative £943 million) reflecting increases in stock market values during 2004; the FTSE All-Share index increased by 9 per cent in 2004 compared with a 17 per cent increase in 2003. The benefit of improving stock markets was limited by the lower equities content in the long-term assurance funds and a reduction in the rates of return on fixed interest investments.

Wholesale and International Banking

	2004 £m	2003† £m	2002† £m
Net interest income	1,966	1,875	1,970
Other income	1,641	1,561	1,520
Total income	3,607	3,436	3,490
Operating expenses	(2,090)	(2,048)	(1,939)
Trading surplus	1,517	1,388	1,551
Provisions for bad and doubtful debts	(193)	(306)	(489)
Amounts written off fixed asset investments	(52)	(44)	(57)
	1,272	1,038	1,005
(Loss) profit on sale of businesses	(15)	865	–
Trading results of businesses sold in 2003	–	318	279
Profit before tax	1,257	2,221	1,284
Cost:income ratio*	57.9%	59.6%	55.6%
Total assets (year-end)	£112,968m	£101,286m	£117,066m
Total risk-weighted assets (year-end)	£71,143m	£62,792m	£73,000m

† Restated, as explained on page 26.

* Excluding trading results of discontinued operations; see note 2 to the financial statements.

2004 compared to 2003

Profit before tax from Wholesale and International Banking in 2004 was £964 million, or 43 per cent, lower at £1,257 million compared to £2,221 million in 2004. However, comparisons are distorted by the substantial profit on disposal of businesses of £865 million in 2003, compared to a loss of £15 million in 2004 and, in 2003, the trading results of the businesses sold in that year. Adjusting to exclude profits and losses on sale of businesses and the results of discontinued operations, profit before tax in 2004 was £234 million, or 23 per cent, higher at £1,272 million compared to £1,038 million in 2003.

Excluding discontinued operations, net interest income was £91 million, or 5 per cent, higher at £1,966 million compared to £1,875 million in 2003. Average interest-earning assets were £8,095 million higher than in 2003; however much of this increase relates to the growth in fine margin reverse repurchase agreements held for liquidity purposes. Excluding these balances, average interest-earning assets, excluding discontinued operations, were £578 million higher, reflecting growth in Wholesale partly offset by some reductions in the International businesses. Average balances in the asset finance business were £1,314 million higher, as a result of strong lending growth, and corporate lending balances grew by £1,536 million; however, balances, within the Treasury function fell. The net interest margin was 12 basis points lower, again largely reflecting the growth in very fine margin reverse repurchase agreements. Excluding the average reverse repurchase agreement balances from the calculation, the net interest margin was 10 basis points higher reflecting margin widening in corporate banking and asset finance, where lending growth has been in the higher margin consumer portfolios, only partly offset by reductions in business banking where competitive pressures have lead to a tightening of lending margins.

Other income, excluding discontinued operations, was £80 million, or 5 per cent, higher at £1,641 million compared to £1,561 million in 2003. There was a £50 million increase in gains on the sale of assets, largely the realisation of venture capital gains, and improved dealing profits, particularly in respect of currency transactions entered into on behalf of corporate banking customers. Increased activity lead to higher levels of corporate banking lending and other fees and to higher company registration income. Overall operating lease rental income was lower, due to a change in mix towards traditional lending in the asset finance business, and a reduction in income also arose following the rationalisation of the Lloyds TSB Group’s motor dealerships in 2003.

Operating expenses, excluding discontinued operations, were £42 million, or 2 per cent, higher at £2,090 million compared to £2,048 million in 2003. Staff costs were higher as a result of business growth, particularly in corporate banking, annual pay awards and higher levels of performance related bonuses. Operating lease depreciation was £45 million lower, as a result of the change in mix of business in asset finance, and there were cost reductions following the rationalisation of the Lloyds TSB Group’s motor dealerships.

Provisions for bad and doubtful debts, excluding discontinued operations, were £113 million, or 37 per cent, lower at £193 million compared to £306 million in 2003. The charge within the asset finance operations increased in line with business volumes but this was more than offset by a reduction in corporate banking, where the improved business environment lead to several large releases, and in International following the release of £30 million from the general provision that was held in relation to the Lloyds TSB Group’s exposures in Argentina.

Amounts written off fixed asset investments were £8 million, or 18 per cent, higher at £52 million compared to £44 million in 2003 as a result of growth in the venture capital portfolio.

2003 compared to 2002

The profit before tax of Wholesale and International Banking increased by £937 million to £2,221 million in 2003 including a profit on the disposal of businesses in New Zealand, Brazil and France of £865 million. If this gain and the trading results of the businesses disposed of in 2003 are excluded there was an underlying improvement in profit from continuing operations of £33 million to £1,038 million.

Total income from continuing operations decreased by £54 million to £3,436 million. Net interest income fell by £95 million to £1,875 million. Within the Wholesale businesses net interest income fell by £74 million reflecting the implementation of the Competition Commission’s SME report remedies: the provision of interest-bearing current accounts to small business customers has caused the margin to fall by 24 basis points, reducing net interest income by £169 million. There was also lower income from treasury activities as the interest rate cut in the early part of 2003 and flattening of the yield curve reduced market opportunities. This more than offset the effects of strong growth within the asset finance operations which resulted in an increase in net interest income of £99 million; average asset finance balances increased by £991 million, mainly due to the continued demand for consumer credit in the UK, and the margin widened by 48 basis points. There was also an increase in income from structured finance transactions following the growth in balances during 2002. In International Banking there was a decrease in net interest income from continuing operations of £21 million; net interest income fell as balances were reduced, particularly in Latin America, as the Lloyds TSB Group sought to reduce its exposure to these economies.

Other income from continuing operations increased by £41 million, or 3 per cent, to £1,561 million as a result of a £105 million increase within Wholesale. This principally reflected the inclusion of income from the sale of cars by the Dutton-Forshaw Group following its acquisition in December 2002, increasing income by £51 million, and gains of £34 million on the sale of a number of leases by Lloyds TSB Leasing where the tax attributes could be used by the purchasers. There were also increases in the level of gains realised on the sale of venture capital investments and fees from corporate, asset finance and factoring activity; however, this was partly offset by a £36 million increase in commissions paid to motor dealers by the asset finance operation, reflecting the growth in levels of new business, and lower income from company registration activities. In International Banking, other income from continuing operations fell by £64 million mainly as a result of a £28 million reduction in profits from the sale and leaseback of premises. There was also a reduction in fund management fees and lower income from Argentina as the level of activity was reduced.

Operating expenses from continuing operations increased by £109 million or 6 per cent. In Wholesale there was an increase of £110 million; the inclusion of the Dutton-Forshaw Group accounted for £44 million of this increase. Within Corporate Banking there was a £39 million increase in costs. Operating lease depreciation increased by £19 million as an accelerated charge was recorded following the reassessment of the carrying value of a small number of operating lease assets and there were higher staff and risk management costs, although this was partly offset by lower reorganisation costs. There were smaller increases in other areas of Wholesale principally relating to staff and consultancy costs to support a number of major projects. In International Banking operating expenses from continuing operations reduced by £1 million.

The provisions charge from continuing operations fell by £183 million to £306 million. The charge within Wholesale fell by £78 million as the level of new provisions required against corporate customers reduced. In 2002 provisions totalling some £100 million were made against large US exposures which were not repeated to the same extent during 2003. In the asset finance business the provisions charge was largely unchanged despite strong lending growth during 2003, as the high level of voluntary terminations experienced in 2002 were not repeated during 2003. Within International Banking the charge from continuing operations fell by £105 million mainly as a result of a reduction of £79 million in the new provisions required against the Lloyds TSB Group’s exposures in Argentina as the economic conditions in that country started to stabilise. There was also a reduction in the charge in other Latin American operations as specific cases requiring provisions in 2002 were not repeated.

Amounts written off fixed asset investments fell by £13 million to £44 million reflecting lower charges against both corporate and venture capital investments.

In 2003, a profit of £865 million arose on the sale of The National Bank of New Zealand, substantially all of Lloyds TSB Group’s businesses in Brazil and its French fund management and private banking businesses. The trading profits of those businesses, the discontinued operations, in 2003 were £39 million or 14 per cent higher at £318 million, compared to £279 million in 2002, as a result of a £46 million increase in income (particularly reflecting volume growth and favourable exchange rate movements in New Zealand, more than offsetting some margin erosion) coupled with a £5 million reduction in operating expenses; these favourable movements more than offset a £12 million increase in bad debt provisions.

Central group items	2004 £m	2003† £m	2002† £m
Accrual for payment to Lloyds TSB Foundations	(31)	(31)	(33)
Other finance income	39	34	165
Funding cost of acquisitions less earnings on capital	(342)	(345)	(317)
Profit on sale of emerging markets debt portfolio and certain closed foreign exchange positions	–	295	212
Central costs and other unallocated items	1	35	9
	(333)	(12)	36

† Restated, as explained on page 26.

2004 compared to 2003

The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly the disabled and disadvantaged, to play a fuller role in society. The Foundations receive 1 per cent of the Lloyds TSB Group’s pre-tax profit after adjusting for gains and losses on the disposal of businesses and pre-tax minority interests, averaged over three years, instead of the dividend on their shareholdings. In 2004, the Lloyds TSB Group accrued £31 million (2003: £31 million) for payment to the Lloyds TSB Foundations. See note 40 to the financial statements.

Other finance income represents income from the expected return on the Lloyds TSB Group’s pension fund assets after a charge for the unwinding of the discount on the pension fund liabilities; the increase of £5 million, from £34 million in 2003 to £39 million in 2004, represents a £68 million increase in the expected return on assets, as a result of improved market levels at the end of 2003, largely offset by a £63 million increase in the interest cost, reflecting the increase in liabilities over 2003.

Lloyds TSB Group’s remaining portfolio of emerging markets debt securities was sold in 2003 and so the profits on these bond sales, and certain closed foreign exchange positions, of £295 million in 2003 were not repeated in 2004.

2003 compared to 2002

In 2003, the Lloyds TSB Group accrued £31 million for payment to the Lloyds TSB Foundations, a reduction of £2 million compared to 2002. Although there was a recovery in profitability during 2003 after making adjustment for disposal gains, there was a fall in the three year rolling average reducing the amount payable.

The significant reduction in other finance income in 2003 compared to 2002 reflected the combined impact of a reduction in the expected return on lower pension scheme assets as a result of a continuing weakness in global equity markets, and increased pension fund liabilities at the beginning of 2003.

During the first half of 2003 improved secondary bond market conditions allowed the Lloyds TSB Group to sell its portfolio of emerging markets debt securities. Profits on bond sales, and certain closed foreign exchange positions, in 2003 totalled £295 million compared to £212 million in 2002. This benefit was partly offset by lower earnings on the investment of the Lloyds TSB Group’s capital reflecting the reduction in average UK interest rates over 2003 compared to 2002.

Future accounting developments

International Financial Reporting Standards (‘IFRS’)

Up to 31 December 2004, the Lloyds TSB Group prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (‘UK GAAP’). On 1 January 2005, the Lloyds TSB Group, in common with other listed entities within the European Union (‘EU’), implemented IFRS. In addition, in accordance with an undertaking given to the UK Accounting Standards Board during 2004, the Lloyds TSB Group has adopted the requirements of FRS 27 which has the effect of changing the accounting for certain insurance contracts in the Lloyds TSB Group’s life assurance business. The impact of these changes is outlined below and is based on the transition information released by the Lloyds TSB Group on 27 May 2005 which sets out, in further detail, the key impacts of the anticipated financial changes on particular line items in the financial statements.

2004 impact

In accordance with the requirements of IFRS, revised results for 2004 include only those adjustments for standards implemented with effect from 1 January 2004 (i.e. they exclude adjustments for standards which have been implemented with effect from 1 January 2005 which are outlined in a separate section below).

The following table sets out the impact for 2004.

Area of impact	IFRS treatment
Consolidation

IFRS requires line-by-line consolidation for all subsidiaries. Consequently, the Lloyds TSB Group is no longer permitted to report the results and balances of the life assurance business on one line; instead these amounts must be broken down into their constituent parts and allocated to the appropriate line items. IFRS also requires consolidation of several entities that the Lloyds TSB Group was not required to consolidate under UK GAAP. These relate to the entities supporting the Lloyds TSB Group’s securitisation conduits, which facilitate customers’ own securitisations, and to Open Ended Investment Companies (OEICs) where the Lloyds TSB Group, through the Scottish Widows life funds, has an interest. This will have the effect of grossing-up the balances reported in the income statement and on the balance sheet. These changes have reduced the Lloyds TSB Group’s profit before tax for the year ended 31 December 2004 by £4 million and increased shareholders’ equity at 31 December 2004 by £13 million.

Leasing

IFRS requires income from finance leases to be credited to the income statement so as to give a constant pre-tax rate of return on the net cash invested; UK GAAP requires a constant post-tax rate of return. In addition, IFRS requires depreciation on operating lease assets to be charged on the same basis as for tangible fixed assets which for the Lloyds TSB Group is a straight-line basis. Under UK GAAP depreciation is charged so as to give a constant rate of return on the leased asset. The effect of these changes is to reduce profit before tax for the year ended 31 December 2004 by £32 million and reduce shareholders’ equity at 31 December 2004 by £268 million.

Employee benefits

IFRS 2 requires that a cost be recognised in the financial statements for all options granted under executive and employee Save-As-You-Earn share option schemes. The total cost recognised represents the fair value of the options (as determined using an option valuation model) at the grant date, as adjusted for the expected number of forfeitures and, for executive schemes, the probability that the performance target will not be met. This total cost is spread over the period to vesting. This will result in an increase in the costs recognised in the Lloyds TSB Group’s income statement as under UK GAAP only the intrinsic value of executive share options is charged to the profit and loss account. The Lloyds TSB Group has applied the requirements of FRS 17, Retirement Benefits, in its UK GAAP financial statements since 2002. The requirements of that standard are broadly similar to those of IAS 19, Employee Benefits; the application of IAS 19 has therefore had no significant impact on the Lloyds TSB Group’s profit before tax for the year ended 31 December 2004. The Lloyds TSB Group has elected to apply the corridor approach to determine the treatment of actuarial gains and losses arising during the year as permitted under IAS 19. This means that to the extent that the cumulative gains or losses remain within a corridor, defined as the greater of 10 per cent of the scheme assets or liabilities, they are not reflected in the accounts. If the cumulative gains or losses exceed the corridor, the excess is charged or credited to the income statement on a straight-line basis over the average remaining service lives of those employees who are members of the schemes. The effect of this has been to derecognise the actuarial losses charged to reserves in 2004 under UK GAAP in the restated figures. The overall effect of the changes in accounting for employee benefits is to reduce profit before tax for the year ended 31 December 2004 by £25 million, principally representing the additional cost of the Lloyds TSB Group’s SAYE share option schemes. Shareholders’ equity at 31 December 2004 increased by £95 million largely as a result of the reversal of the actuarial losses charged against reserves in 2004 under UK GAAP.

Area of impact	IFRS treatment
Capitalisation of software

Currently only software costs relating to separable new systems are capitalised. Under IFRS, costs relating to enhancements that lead to additional system functionality will also be capitalised. The impact on the Lloyds TSB Group’s income statement will depend on the level of IT expenditure and whether it meets the criteria for capitalisation. The effect of this change is to reduce profit before tax for the year ended 31 December 2004 by £12 million (the effect of additional software capitalised during the year under IFRS is more than offset by an increased amortisation charge reflecting the impact of additional software capitalised as at 1 January 2004). Shareholders’ equity at 31 December 2004 is increased by £19 million equivalent to the post-tax value of the additional software capitalised at that date.

Investment management fees

Under IFRS the Lloyds TSB Group will move from immediate recognition of up-front fees received for investment management services to recognising them on a straight-line basis over the estimated lives of the investment contracts. The effect of this change has been to increase the Lloyds TSB Group’s profit before tax for the year ended 31 December 2004 by £31 million. Shareholders’ equity at 31 December 2004 is reduced by £37 million.

Goodwill

The current Lloyds TSB Group policy of amortising goodwill arising on acquisitions after 1 January 1998, with the exception of the goodwill which arose on the acquisition of Scottish Widows, will cease. Instead, all goodwill will be subject to impairment testing annually, or more frequently if events or circumstances indicate that it might be impaired. The effect of this change is to increase profit before tax for the year ended 31 December 2004 by £44 million and shareholders’ equity at 31 December 2004 by £41 million.

Dividends

Under IFRS equity dividends declared after the balance sheet date may not be included as a liability at the balance sheet date. The effect of this change is to increase shareholders’ equity at 31 December 2004 by £1,315 million, the amount of the 2004 final dividend.

Depreciation

In addition to the impact for depreciation of operating lease assets outlined above, IFRS requires property, plant and equipment to be depreciated since the date of acquisition. Under UK GAAP, long leasehold and freehold properties have been depreciated only since 1 January 2000 and therefore it is necessary to adjust their carrying values to reflect the depreciation that would have been charged from the date of acquisition to 1 January 2000. The effect of this change is to reduce shareholders’ equity at 31 December 2004 by £47 million; the impact on the Lloyds TSB Group’s profit before tax for the year ended 31 December 2004 is not significant.

Claims equalisation provision

The claims equalisation provision in respect of the Lloyds TSB Group’s general insurance business, established under law to minimise volatility in incurred claims, is not permitted under IFRS. The effect of this change has been to increase the Lloyds TSB Group’s profit before tax for the year ended 31 December 2004 by £10 million. Shareholders’ equity at 31 December 2004 increased by £43 million.

The most significant changes for 2004 arising from the transition to those IFRS standards which apply from 1 January 2004 are the different accounting treatment of goodwill, leasing, employee share option schemes and certain aspects relating to the Lloyds TSB Group’s insurance businesses. These changes have had the effect of increasing profit before tax for the year ended 31 December 2004 by £2 million to £3,495 million and shareholders’ equity at 31 December 2004 by £1,173 million to £11,150 million.

1 January 2005 opening balance sheet impact

The following table sets out the impact of those standards that are applied from 1 January 2005 including FRS 27.

Area of impact	IFRS treatment
Fees integral to effective yield

Fees and commissions that are an integral part of the effective yield on a financial instrument, and direct incremental costs associated with its origination, are included in the calculation of the effective interest rate and recognised over the expected life of the instrument, or a shorter period if appropriate. The effective interest rate is the rate that exactly discounts the expected future cash receipts or payments over the expected life of the financial instrument to the net carrying value of the instrument. As a result, up-front fees and costs that were recognised when received, or incurred, under UK GAAP, for example those related to loan origination, are now deferred; and fee income typically charged at the end of an agreement, for example early redemption charges on mortgages, is now brought forward. The effect of this change has been to increase shareholders’ equity at 1 January 2005 by £22 million.

Area of impact	IFRS treatment
Loan impairment

IFRS adopts an incurred loss model for impairment losses on loans and provides guidance on the measurement of impairment. A provision is raised for losses in respect of exposures that are known to be impaired. The required provision is calculated by comparing the book value of the loans with the net present value of the expected future cash flows from the loans discounted at their effective interest rates or, as a practical expedient for variable rate loans, using observable market prices. Exposures found not to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but are not yet identified. For such exposures, the required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool, adjusted based on current observable data. As the discounting effect on the provisions unwinds, the resulting income is reflected within net interest income. Although many of these principles are similar to those followed by the Lloyds TSB Group under UK GAAP, the requirement to discount the expected cash flows at the original effective interest rate when determining the provisioning requirement has resulted in an increase in provisions of £314 million at 1 January 2005, which, after tax, has resulted in a reduction in shareholders’ equity of £221 million. This is not a reflection of any change in credit quality as there has been no change in the level of expected cash recoveries.

Netting

IFRS prohibits financial assets and financial liabilities from being offset unless there is a legal right of set-off and the asset and liability are in practice normally settled on a net basis. In the banking business, this will result in the grossing-up on the balance sheet of certain assets and liabilities subject to set-off arrangements that were presented net under UK GAAP. As a result of this change, at 1 January 2005 balance sheet footings have been increased by £10,243 million principally reflecting the grossing up of corporate loans and deposits and inter-bank derivative balances, which although subject to set-off arrangements, will not be settled on a net basis.

Derivatives, hedging and investment securities

The Lloyds TSB Group enters into derivative contracts for both trading purposes and to hedge exposures arising from within the banking book. Under UK GAAP trading derivatives were carried at fair value but hedging derivatives were accounted for on the same basis as the underlying hedged item, mainly on an accruals basis. IAS 39 requires that all derivative contracts are carried at fair value on the Lloyds TSB Group’s balance sheet and movements in their fair value are reflected in the income statement; this results in a mismatch between the accounting and the underlying economics where the Lloyds TSB Group has hedged its economic risk resulting from the different treatment of the derivative and the underlying hedged position. The Lloyds TSB Group has not changed the way it hedges its economic exposures as a result of the implementation of IFRS, but the Lloyds TSB Group seeks to mitigate the resulting income statement volatility by the application of hedge accounting. The Lloyds TSB Group uses two of the permitted kinds of hedge accounting: fair value and cash flow hedge accounting. The Lloyds TSB Group makes greater use of fair value hedge accounting which seeks to match, in the income statement, changes in the fair value of the hedged risk with the changes in the fair value of the related derivatives. Cash flow hedge accounting is being used to a lesser extent; adjustments reflecting the movements in the fair values of the derivatives concerned are made to a separate reserve in equity and recycled to the income statement when the hedged cash flows affect income. IFRS contains detailed requirements for designation and documentation of hedge relationships and testing of their effectiveness. To the extent that a hedge is ineffective, the impact is immediately reflected in the income statement. Although the Lloyds TSB Group intends to mitigate the volatility arising from the requirement to fair value all derivatives as far as possible, this will be a source of increased volatility in the income statement in 2005 and beyond. An adjustment has been made at 1 January 2005 to measure all derivatives at their fair value and to reflect the establishment as at that date of compliant hedging relationships. The overall effect has been to reduce shareholders’ equity by £192 million. Under UK GAAP debt securities held for continuing use in the business were classified as investment securities and carried in the balance sheet at cost less any provisions for permanent diminution in value. IAS 39 introduces strict requirements to be met before debt securities can be carried at amortised cost and the Lloyds TSB Group has determined that it does not meet these. Accordingly debt securities previously classified as investment securities have been reclassified as available-for-sale and valued at their fair values at 1 January 2005. Equity shares may not be carried at cost under IAS 39 and these have also been reclassified as available-for-sale. The effect of this reclassification has been to increase shareholders’ equity at 1 January 2005 by £28 million. Going forward, movements in the fair values of these available-for-sale securities will be reflected in equity and the cumulative gain or loss recycled through the income statement upon disposal or impairment.

Area of impact	IFRS treatment
Insurance

IFRS 4, which introduces a revised definition of an insurance contract, applies to insurance contracts as well as investment contracts with discretionary participation features. Such investment contracts entitle the holder to receive additional discretionary benefits (bonuses) depending on performance and are referred to as participating investment contracts. Investment contracts that are not within the scope of IFRS 4 are accounted for as financial instruments under IAS 39. The principal effects of this change on the accounting for non-participating investment contracts is the removal of that portion of the embedded value which represents the value of in-force business relating to those contracts, the recognition of an asset for deferred acquisition costs, and the deferral of up-front fees received for investment management services; deferred acquisition costs and deferred up-front fees are amortised over the period of the provision of investment management services. For those contracts within the scope of IFRS 4, accounting practices are largely unchanged except for the modifications introduced by FRS 27 which is dealt with separately below. The effect of this change is to reduce shareholders’ equity at 1 January 2005 by £836 million.

Life assurance (FRS 27)

Following the implementation of FRS 27, the Lloyds TSB Group excludes from the value of in-force business recognised in the balance sheet any amounts that reflect future investment margins and measures the liabilities of the Scottish Widows With-Profits Fund in accordance with the realistic capital regime of the Financial Services Authority. This basis includes a realistic valuation of guarantees and options embedded within products written by the With-Profits Fund. The principal effect of these new requirements is on the measurement of the in-force business, as the valuation of the With-Profits Fund on a realistic basis reduces the expected income to the shareholder from that fund. Changes in the valuation are reflected in the income statement and because this is market related it is inherently volatile. The effect of these changes has been to reduce shareholders’ equity at 1 January 2005 by £230 million.

Equity to debt reclassification

The classification of the majority of the Lloyds TSB Group’s capital and subordinated debt instruments will continue to follow their UK GAAP treatment; however, the limited voting ordinary shares will be reclassified as debt. This is because under the terms of the agreement with the four Lloyds TSB Foundations, which are the holders of the limited voting ordinary shares, the Lloyds TSB Group is committed to making an annual payment, equivalent to 1 per cent of the consolidated pre-tax profit, averaged over three years. In addition, the Lloyds TSB Group’s preferred securities, which were treated as non-equity minority interests under UK GAAP, will be reclassified as debt because the coupon payment is not discretionary. Distributions on these securities will be shown as interest expense rather than as minority interests. The effect of these reclassifications is to reduce shareholders’ equity by £20 million and minority interests by £550 million at 1 January 2005; long-term borrowings increase by £570 million.

Derecognition of financial liabilities

Under IFRS a financial liability may only be removed from the balance sheet after it has been settled, it has expired or alternatively the debtor has been legally released from the liability, either by process of law or by the creditor. Upon adoption of IFRS, certain financial liabilities in respect of which amounts had been released to the profit and loss account under UK GAAP on the basis that the likelihood of their settlement was remote have been remeasured as at 1 January 2005 to reflect the entire legal obligation. At 1 January 2005 the effect of the remeasurement is to increase liabilities by £184 million which, after tax, has resulted in a reduction in shareholders’ equity of £131 million.

The most significant changes arising from the transition to IFRS and FRS 27 are in relation to life assurance and dividend accounting; and the grossing up of certain lending, deposit and derivative balances. In overall terms, the impact of adopting IFRS and FRS27 (including the impact of changes for 2004 outlined above) on the Lloyds TSB Group’s shareholders’ equity at 31 December 2004 was to reduce the UK GAAP balance of £9,977 million by £405 million to £9,572 million.

Future impact

The effect of the full implementation of IFRS and FRS27 on the Lloyds TSB Group’s 2005 earnings will depend upon a number of factors such as business mix, rate of growth and market conditions. The increased use in IFRS of fair values is likely to lead to greater volatility, particularly in the results of the Lloyds TSB Group’s life assurance businesses. Excluding this volatility, the application of effective interest rates, the reclassification of certain securities from equity to debt and the impact of discounting on levels of loan loss impairment are likely to result in some reduction in profits.

Current indications are that the overall impact, excluding the volatility introduced by the requirements of IFRS and FRS 27, will be to reduce the Lloyds TSB Group’s reported earnings per share, compared with those that would have been reported under UK GAAP, by approximately 6 per cent. Excluding goodwill amortisation, earnings per share (before volatility) are expected to reduce by approximately 7 per cent. Profit before tax (before volatility) is expected to be approximately 8 per cent lower, additionally reflecting the inclusion of coupon payments on preferred securities now being treated as an interest expense rather than minority interests. This likely reduction in earnings in 2005 is almost entirely due to changes in the timing of income and expense recognition in the Lloyds TSB Group’s financial statements.

Further standards and interpretations may be issued that could be applicable for financial years ending in 2005 or later accounting periods but with the option for earlier adoption. IFRS is also being applied in the EU and other countries for the first time and practice on which to draw in applying the standards is still developing. Consequently, the overall impact of IFRS on the Lloyds TSB Group’s results and financial position is subject to change.

UK GAAP compared with US GAAP

Under US GAAP, Lloyds TSB Group’s net income for the year ended 31 December 2004 was £1,508 million (2003: £3,231 million) compared to £2,421 million (2003: £3,254 million) under UK GAAP. Reconciliations between UK GAAP and US GAAP figures, together with detailed explanations of the accounting differences, are included in note 50 to the financial statements.

As was the case under UK GAAP, the decline in the Lloyds TSB Group’s US GAAP net income in 2004 compared to 2003 primarily reflects the non-recurrence of the gains on the disposal of a number of overseas businesses, principally The National Bank of New Zealand. The 2004 US GAAP results have also been adversely affected by the implementation of the requirements of AICPA Statement of Position 03-1, which has changed the way in which certain aspects of the Group’s insurance business are accounted for, and resulted in a charge to reflect the cumulative effect of the change in accounting principle. In addition, the implementation of the requirements of FIN 46(R) in 2004, has resulted in certain additional entities being consolidated into the 2004 US GAAP results; this has had the effect of reducing net income in 2004.

Other areas where differences in accounting have had a significant effect upon the Lloyds TSB Group’s US GAAP results are as follows:

Insurance accounting. Under UK GAAP applicable to banking groups, life assurance activities are accounted for using the embedded value basis of accounting which requires the recognition of the discounted value of the projected future net cash flows attributable to the shareholder at the point of sale. UK GAAP therefore results in a substantial proportion of the net profit accruing on a portfolio of life assurance policies being recognised at their inception. Under US GAAP income is recognised in the profit and loss account in the period in which it is earned and expenses in the period in which they are incurred. This results in a more even recognition of profit over the life of the related policies.

Goodwill and intangible assets. Under US GAAP, goodwill is not amortised through the profit and loss account. Goodwill is amortised under UK GAAP, however the charge in the Lloyds TSB Group’s profit and loss account is relatively small since the directors have decided that it is not appropriate to amortise the goodwill that arose on the acquisition of Scottish Widows in 2000. This is therefore not a cause of a significant difference in net income. However, under US GAAP, the Lloyds TSB Group is required to recognise an intangible asset reflecting the value of the customer relationships associated with acquisitions made in prior periods. This intangible asset is amortised through the profit and loss account reducing US GAAP net income.

Derivatives. Under UK GAAP, derivatives held for risk management purposes are accounted for on an accruals basis, in line with the underlying instruments being hedged. Under US GAAP, because Lloyds TSB Group has elected not to satisfy the more onerous hedging criteria of SFAS No. 133 ‘Accounting for Derivative Instruments and for Hedging Activities’ in respect of derivative contracts, these instruments are treated as being held for trading purposes, with the unrealised mark-to-market gains and losses taken to income as they arise and the resulting assets or liabilities recorded on the balance sheet. As Lloyds TSB Group continues to hold a significant number of derivatives which are hedge accounted under UK GAAP this means that net income and shareholders’ equity under US GAAP are subject to greater volatility.

Pensions. Under UK GAAP actuarial gains and losses arising from the Group’s pension schemes are adjusted against reserves in the year in which they arise. Under US GAAP actuarial gains and losses are not recognised unless the cumulative effect exceeds 10 per cent of the greater of the projected benefit obligation or the value of the plan assets; in these circumstances the excess is amortised through the profit and loss account over the average remaining service lives of active employees.

At the beginning of the year the cumulative unrecognised actuarial losses related to the Lloyds TSB Group’s pension schemes exceeded the prescribed limits and consequently the 2004 US GAAP results include an amortisation charge which is not recognised under UK GAAP.

Average balance sheet and net interest income

The following average balance sheet excludes the long-term assurance business assets and liabilities attributable to policyholders. The interest yields and costs for foreign office assets and liabilities have been affected by Lloyds TSB Group’s operations in Latin America, particularly in 2003 and earlier years. The countries in which Lloyds TSB Group has operated are periodically subject to comparatively high rates of interest, which in certain instances in the tables below has had the effect of producing unusually high yields and costs.

	2004	2004	2004	2003	2003	2003	2002	2002	2002
	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %
Assets
Treasury bills and other eligible bills:
– Domestic offices	41	2	4.88	2,237	68	3.04	2,608	85	3.26
– Foreign offices	161	4	2.48	541	5	0.92	906	211	23.29
Loans and advances to banks:
– Domestic offices	19,289	578	3.00	11,831	412	3.48	11,839	470	3.97
– Foreign offices	2,071	62	2.99	2,487	117	4.70	2,275	129	5.67
Loans and advances to customers:
– Domestic offices	126,573	8,243	6.51	111,340	6,877	6.18	100,087	6,494	6.49
– Foreign offices	5,514	219	3.97	18,491	1,434	7.76	17,695	1,761	9.95
Debt securities:
– Domestic offices	9,842	305	3.10	9,863	350	3.55	8,661	347	4.01
– Foreign offices	4,372	118	2.70	4,664	102	2.19	6,022	220	3.65
Lease and hire purchase receivables:
– Domestic offices	11,118	864	7.77	11,429	783	6.85	11,707	830	7.09
– Foreign offices	–	–	–	13	1	7.69	18	2	11.11
Total interest-earning assets of banking book	178,981	10,395	5.81	172,896	10,149	5.87	161,818	10,549	6.52
Total interest-earning assets of trading book	14,992	589	3.93	17,622	666	3.78	15,518	602	3.88
Total interest-earning assets	193,973	10,984	5.66	190,518	10,815	5.68	177,336	11,151	6.29
Provisions for bad and doubtful debts	(1,729)			(1,846)			(1,623)
Non-interest earning assets:
– Domestic offices	19,967			18,973			19,941
– Foreign offices	902			3,353			2,822
Total average assets and interest income	213,113	10,984	5.15	210,998	10,815	5.13	198,476	11,151	5.62
Percentage of assets applicable to foreign activities (%)	6.0			13.8			14.8

	2004	2004	2004	2003	2003	2003	2002	2002	2002
	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %
Average interest-earning assets and net interest income:
– Banking business	178,981	4,920	2.75	172,896	5,255	3.04	161,818	5,171	3.20
– Trading business	14,992	–	–	17,622	–	–	15,518	–	–
Net yield on interest-earning assets	193,973	4,920	2.54	190,518	5,255	2.76	177,336	5,171	2.92

	2004	2004	2004	2003	2003	2003	2002	2002	2002
	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %
Liabilities and shareholders’ funds
Deposits by banks:
– Domestic offices	20,199	456	2.26	13,610	259	1.90	12,587	322	2.56
– Foreign offices	4,227	102	2.41	5,333	113	2.12	4,234	137	3.24
Liabilities to banks under sale and repurchase agreements:
– Domestic offices	4,200	192	4.57	1,449	29	2.00	2,799	80	2.86
– Foreign offices	4	–	2.41	253	37	14.62	457	77	16.85
Customer accounts:
– Domestic offices	105,926	3,044	2.87	97,864	2,282	2.33	83,529	2,240	2.68
– Foreign offices	2,303	40	1.74	8,637	450	5.21	11,265	993	8.81
Liabilities to customers under sale and repurchase agreements:
– Domestic offices	2,787	125	4.49	2,990	148	4.95	2,898	135	4.66
– Foreign offices	121	2	1.65	156	3	1.92	140	4	2.86
Debt securities in issue:
– Domestic offices	18,389	865	4.70	16,793	606	3.61	14,750	498	3.38
– Foreign offices	2,685	48	1.79	7,959	345	4.33	7,953	355	4.46
Subordinated liabilities:
– Domestic offices	10,175	601	5.91	10,371	610	5.88	9,401	526	5.60
– Foreign offices	–	–	–	198	12	6.06	190	11	5.79
Total interest-bearing liabilities of banking book	171,016	5,475	3.20	165,613	4,894	2.96	150,203	5,378	3.58
Total interest-bearing liabilities of trading book	14,992	589	3.93	17,622	666	3.78	15,518	602	3.88
Total interest-bearing liabilities	186,008	6,064	3.26	183,235	5,560	3.03	165,721	5,980	3.61
Interest-free liabilities
Minority interests and shareholders’ funds:
– Domestic offices	8,208			6,133			8,522
– Foreign offices	2,388			3,064			2,801
Non-interest bearing customer accounts:
– Domestic offices	3,134			2,745			5,985
– Foreign offices	373			845			789
Other interest-free liabilities:
– Domestic offices	12,252			12,282			13,118
– Foreign offices	750			2,694			1,540
Total average liabilities and interest expense	213,113	6,064	2.85	210,998	5,560	2.64	198,476	5,980	3.01
Percentage of liabilities applicable to foreign activities (%)	5.2			12.9			14.2

Net interest margin for the banking book

	2004%	2003%	2002%
Domestic offices	2.82	3.11	3.28
Foreign offices	1.74	2.67	2.77
Group margin	2.75	3.04	3.20

Loans and advances to banks and customers include non-performing loans. Interest receivable on such loans has only been included to the extent to which cash payments have been received, in accordance with Lloyds TSB Group’s policy on income recognition.

Approximately 85 per cent of the value of the balances are calculated on a daily basis with balances held by Lloyds TSB Group’s leasing and asset finance businesses averaged on a monthly basis. Management believes that the interest rate trends are substantially the same as they would be if all balances were averaged on the same basis.

Changes in net interest income – volume and rate analysis

The following table allocates changes in net interest income between volume and rate for 2004 compared with 2003 and for 2003 compared with 2002. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2004 compared with 2003 Increase/(decrease)			2003 compared with 2002 Increase/(decrease)
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable and similar income
Treasury bills and other eligible bills:
– Domestic offices	(66)	(107)	41	(17)	(11)	(6)
– Foreign offices	(1)	(9)	8	(206)	(3)	(203)
Loans and advances to banks:
– Domestic offices	166	223	(57)	(58)	–	(58)
– Foreign offices	(55)	(12)	(43)	(12)	10	(22)
Loans and advances to customers:
– Domestic offices	1,366	992	374	383	695	(312)
– Foreign offices	(1,215)	(515)	(700)	(327)	62	(389)
Debt securities:
– Domestic offices	(45)	(1)	(44)	3	43	(40)
– Foreign offices	16	(8)	24	(118)	(30)	(88)
Lease and hire purchase receivables:
– Domestic offices	81	(24)	105	(47)	(19)	(28)
– Foreign offices	(1)	–	(1)	(1)	–	(1)
Total banking book interest receivable and similar income	246	539	(293)	(400)	747	(1,147)
Total trading book interest receivable and similar income	(77)	(103)	26	64	80	(16)
Total interest receivable and similar income	169	436	(267)	(336)	827	(1,163)
Interest payable
Deposits by banks:
– Domestic offices	197	149	48	(63)	19	(82)
– Foreign offices	(11)	(27)	16	(24)	23	(47)
Liabilities to banks under sale and repurchase agreements:
– Domestic offices	163	126	37	(51)	(27)	(24)
– Foreign offices	(37)	(6)	(31)	(40)	(30)	(10)
Customer accounts:
– Domestic offices	762	232	530	42	334	(292)
– Foreign offices	(410)	(110)	(300)	(543)	(137)	(406)
Liabilities to customers under sale and repurchase agreements:
– Domestic offices	(23)	(9)	(14)	13	5	8
– Foreign offices	(1)	(1)	–	(1)	–	(1)
Debt securities in issue:
– Domestic offices	259	75	184	108	74	34
– Foreign offices	(297)	(94)	(203)	(10)	–	(10)
Subordinated liabilities:
– Domestic offices	(9)	(12)	3	84	57	27
– Foreign offices	(12)	–	(12)	1	–	1
Total banking book interest payable	581	323	258	(484)	318	(802)
Total trading book interest payable	(77)	(103)	26	64	80	(16)
Total interest payable	504	220	284	(420)	398	(818)

Risk management

Risk as a strategic differentiator

Risk awareness has improved significantly. The ground work of embedding the risk governance framework has been completed and the challenge and support provided by specialist risk functions has been located closer to business units, whilst maintaining independence. This is reflected in dual reporting lines to both the chief risk director and business managers. Risk analysis has been strengthened and a new reporting system has been developed and implemented which better identifies opportunities as well as risks, improves the ability to take an aggregate view of the overall risk portfolio and assigns clear responsibilities and timetables at Group and divisional level for risk mitigation strategies. Risk continues to be a key component of all routine management information reporting and is embedded in the balanced scorecards, which are cascaded to every member of staff. The objective is to go beyond risk mitigation and control to developing risk capabilities as a key strategic differentiator for Lloyds TSB.

Capabilities

Regulatory requirements

Risk control

Defining and promoting
effective use of the
Group’s risk capacity

Differentiating excellence
in risk management

Effectiveness

Risk profile

Having worked to reduce risk and earnings volatility during 2003 by tactically selling part of our portfolio of businesses, this year’s focus has been more on improving the understanding of risk. Our credit disciplines are strong, which will leave us well positioned, should there be any adverse change in the economic climate during 2005 and as we selectively seek to increase our lending portfolios. Allied to this there has been a much closer alignment between risk and the strategic planning round both in terms of identifying risks to the delivery of the plans and change in risk appetite arising from those plans.

Risk management framework

Lloyds TSB Group uses an enterprise-wide framework for the identification, assessment, measurement and management of risk, designed to meet its customers’ needs and maximise value for shareholders over time by aligning risk management with the corporate strategy; assessing the impact of emerging risks from new technologies or markets; and developing risk tolerances and mitigating strategies. The framework strengthens the Group’s ability to identify and assess risks; aggregate risks and define the corporate risk appetite; develop solutions for reducing or transferring risk, where appropriate; and exploit risks to gain competitive advantage, thereby seeking to increase shareholder value.

Risks which the business assumes are broken down into eleven common risk drivers (shown on page 48). Business and divisional risk functions use this format when reporting risks centrally, to enable risk aggregation, and when assessing risk levels of new products, change initiatives or business plans. Business executive committees, with divisional oversight, monitor their risk levels against their risk appetite, seeking to ensure effective mitigating action is being taken where appropriate and also that the risk appetite allocated to them is profitably and prudently deployed. Divisional risk profile reports are reviewed by the group business risk committee to seek to ensure that group executive directors and the chief risk director are aware of risk exposures and are comfortable these are being effectively managed. During the year a new group consolidated risk report was developed and implemented to further support the identification and control of risk.

The Group is developing an improved approach towards its risk appetite (defined as the extent and categories of risk which the board regards as appropriate and acceptable for the Group to bear). Adoption of the principles and metrics under development has the objective of deriving Lloyds TSB’s risk appetite and processes explicitly from its strategic objectives and the commitments it makes to all its stakeholders (customers, shareholders, staff, debt holders and regulators). This work is ongoing.

Risk language

Lloyds TSB Group has a risk language in which all risks are classified within one or more of the eleven risk drivers set out below.

Governance, people and organisation

Strategy

Credit

Market

Insurance

Operations

Product and service

Financial

Customer treatment

Legal and regulatory

Change management

Sub-risks have been developed for these high level risks to further refine the identification and classification of risk and enable risk events to be accurately categorised to facilitate analysis of root causes.

Governance, people and organisation risk, operations risk, customer treatment risk, legal and regulatory risk, and change management risk are collectively managed as operational risks. A more detailed language has been identified for these operational risks.

The Group’s high level policies and reporting to the group business risk committee, risk oversight committee, audit committee and board are aligned to the risk drivers.

Risk governance

The changing regulatory environment faced by the Group’s businesses, and developments in best practice, prompted the Group during 2003 to extensively review its risk governance structures and deliver more effective risk management. The process of embedding these changes has progressed during 2004 and is now substantially complete. In addition, further enhancements were made during the year with a solid reporting line established between the divisional risk officers and the chief risk director.

Board and committees

Risk management oversight

Business risk management

Board and board committees

Management committees

Personnel

Functions

Direct reporting line

Functional reporting line to support committees

Director of group audit

Divisional risk officers

Group Risk

Group executive directors

Chief risk director

Group chief executive

Business risk functions

Audit committee

Lloyds TSB board

Risk oversight committee

Group executive committee

Group asset and liability
committee

Group business risk
committee

The risk oversight responsibilities of the board, audit committee and risk oversight committee are shown in the corporate governance section on pages 89 to 92, whilst further key risk oversight roles are described below.

The group executive committee, assisted by its sub-committees the group business risk committee and the group asset and liability committee, supports the group chief executive in ensuring the development, implementation and effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, and reviews the Group’s aggregate risk exposures and concentrations of risk. The group executive committee’s duties are described more fully on page 90.

Directors of the Group’s businesses have primary responsibility for measuring, monitoring and controlling risks within their areas of accountability and are empowered to establish control frameworks for their businesses that are consistent with the Group’s high level policies and within the parameters set by the board, group executive committee, Group Risk and the divisional risk officers. The policies and parameters are overseen by the risk oversight committee, the group business risk committee, the group asset and liability committee, Group Risk and the divisional risk officers.

The chief risk director, a member of the group executive committee, oversees and promotes the development and implementation of a consistent group wide risk management framework and provides objective challenge to the group executive committee. Group Risk supports the chief risk director in performing the role.

Divisional risk officers provide oversight of risk management activity within each of the Group’s operating divisions. Reporting directly to the group executive directors responsible for the divisions, their day-to-day contact with business management, business operations and risk initiatives, provides an effective risk oversight mechanism. They meet regularly with the chief risk director to enable best practice to be shared and to provide a wide ranging and current perspective on material risks facing the Group.

The director of group audit provides the required independent assurance to the board and audit committee that risks within the Group are recognised, monitored and managed within acceptable parameters. Group Audit is fully independent of Group Risk, ensuring objective challenge to the effectiveness of the risk governance framework.

Accountability of line management has also been reinforced in relation to the management of risks arising from its business and in developing the risk awareness and risk management capability of its staff. A key objective is to ensure that business decisions strike an appropriate balance between risk and reward, consistent with the Group’s risk appetite. As shown on page 48, business management forms part of a tiered risk management model, with the divisional risk officers providing oversight and challenge, as described above, and the chief risk director and Group committees establishing the group wide perspective.

The model seeks to provide the Group with an effective mechanism for developing and promulgating risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also facilitates more effective communication on these matters across the Group. These arrangements will enable the Group to better anticipate and pre-empt risks, and to manage more effectively those risks which crystallise.

Reflecting the importance the Group places on risk management, risk is one of the five principal criteria that it includes in its balanced scorecard on which individual staff performance is judged. Business executives have specified risk management objectives, and incentive schemes take account of performance against these.

There is an annual control self-assessment exercise under which key businesses and head office functions across the Group review specific controls and certify the accuracy of their assessments.

Credit risk

Definition

This is the risk of loss arising from counterparty default subsequent to the provision of credit facilities (both on- and off-balance sheet). Lloyds TSB Group has dedicated standards, policies and procedures for the measurement, control and monitoring of credit and related risks.

Control

Group rating system. All business units operate an authorised rating system complying with the Group’s standard methodology. The Group uses a ‘Master Scale’ rating structure with ratings corresponding to a range of probabilities of future default.

Portfolio analysis. With Group Risk, businesses identify and define portfolios of credit and related risk exposures and the key benchmarks, behaviours and characteristics by which those portfolios are managed in terms of credit risk exposure. This entails the production and analysis of regular portfolio monitoring reports for review by Group Risk.

To enhance further the ability to measure and predict future risk, the Group continues to develop new policies and risk management systems.

Counterparty limits. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities. Approval requirements for each decision are based on the transaction amount, the customer’s aggregate facilities, credit risk ratings and the nature and term of the risk. Regular reports on significant credit exposures are provided to the group executive committee and board.

Cross-border and cross-currency exposures. Country limits are authorised and managed by a dedicated unit taking into account economic and political factors.

Concentration risk. The formulation of concentration limits on certain industries and sectors. Group Risk sets sector caps that reflect risk appetite, and monitors exposures to prevent excessive concentration of risk.

Credit derivatives. These are a method of transferring credit risk from one counterparty to another and of managing exposure to selected counterparties. Credit derivatives include credit swaps, credit spread options and credit linked notes. The Group has limited exposure to such instruments.

Credit risk arising from the use of derivatives. Note 47 to the financial statements shows the total notional principal amount of interest rate, exchange rate and equity and other contracts outstanding at 31 December 2004. The notional principal amount does not, however, represent the Group’s real exposure to credit risk, which is limited to the current cost of replacing contracts with a positive value to the Group, should the counterparty default. This replacement cost is also shown in note 47 to the financial statements. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure.

A number of tools, including group level credit policy where appropriate, are used to control the Group’s exposure to undue levels of credit risk:

•	High-level credit policies designed to ensure a balanced and managed approach to the identification and mitigation of credit risk.
•	Lending guidelines defining the responsibilities of lending officers seek to provide a disciplined and focused benchmark for credit decisions.
•	Independent review of credit exposures at divisional and group level.
•

Sector caps, encompassing both industry sectors and specific product types are established by Group Risk to communicate the Group’s risk appetite for specific types of business, primarily in the non-retail markets.

•	Establishment and maintenance of the Group’s large exposure and provisioning policies, in accordance with regulatory reporting requirements.
•

Monitoring of scorecards. The Group uses statistically-based decisioning techniques (primarily credit scoring and performance scoring) for its principal consumer lending portfolios. Group Risk reviews and monitors new and material changes to scorecards.

•	Maintenance of a facilities database. Group Risk operates a centralised database of large corporate, sovereign and bank facilities designed to monitor aggregate exposure throughout the Group.
•

Monitoring and controlling residual value risk exposure. The Group’s appetite for such exposure is communicated to the business by a series of time referenced sector caps, seeking to ensure an acceptable distribution of risk.

•

Communication and provision of general guidance on all credit-related risk issues, including regulatory changes and environmental risk policy, to promote consistent and best practice throughout the Group.

Day-to-day credit management and asset quality within each business is primarily the responsibility of the relevant business director. Businesses have established credit policies and processes reflecting Group policy. Businesses’ lending authorities are delegated by officers holding divisional lending authority. All material authorities are advised to Group Risk.

Credit quality is supported by specialist units established within the Group businesses to provide, for example: intensive management and control; security perfection, maintenance and retention; expertise in documentation for lending and associated products; sector-specific expertise; and legal services applicable to the particular market place and product range offered by the business.

Credit risk exposures in the insurance businesses arise primarily from holding investments and from exposure to reinsurers. Control is exercised over those exposures through a suitable combination of formal limits, credit policy parameters and high level committee oversight.

Loan portfolio

Analysis of loans and advances to banks and customers

The following table analyses loans to banks and customers by geographical area and type of loan at 31 December for each of the five years listed.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Domestic
Loans and advances to banks	20,769	13,671	15,291	12,737	13,165
Loans and advances to customers:
– Mortgages	80,065	70,750	62,467	56,578	52,659
– Other personal lending	22,833	20,139	16,579	13,765	11,863
– Agriculture, forestry and fishing	2,076	2,025	2,076	2,074	2,026
– Manufacturing	3,292	3,211	3,373	3,321	3,357
– Construction	1,877	1,497	1,482	1,309	1,016
– Transport, distribution and hotels	6,753	4,741	4,696	4,440	3,836
– Financial, business and other services	12,103	9,652	8,352	8,736	9,295
– Property companies	5,775	4,577	4,008	2,907	2,470
– Lease financing	6,387	6,470	7,285	7,552	8,070
– Hire purchase	4,828	4,701	4,342	4,364	4,447
– Other	5,321	3,351	3,397	2,992	2,526
Total domestic loans	172,079	144,785	133,348	120,775	114,730

Foreign
Loans and advances to banks	2,797	1,894	2,239	2,489	2,131
Loans and advances to customers:
– Mortgages	277	331	4,763	3,467	3,490
– Other personal lending	256	263	1,098	1,672	1,602
– Agriculture, forestry and fishing	31	40	2,220	1,708	1,528
– Manufacturing	511	926	1,608	2,004	1,730
– Construction	87	124	328	304	190
– Transport, distribution and hotels	1,041	1,423	2,459	2,570	2,166
– Financial, business and other services	1,763	1,866	3,196	2,631	2,174
– Property companies	64	74	1,117	896	637
– Lease financing	–	–	15	33	53
– Other	583	795	1,436	1,148	807
Total foreign loans	7,410	7,736	20,479	18,922	16,508
Total loans	179,489	152,521	153,827	139,697	131,238
Provisions for loan losses	(1,663)	(1,695)	(1,767)	(1,468)	(1,426)
Interest held in suspense	(21)	(28)	(57)	(70)	(90)
Total loans and advances net of provisions and interest held in suspense	177,805	150,798	152,003	138,159	129,722

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Analysis of foreign loans by region
Loans and advances to customers:
– New Zealand	–	–	10,447	8,435	7,368
– Latin America	125	557	1,591	2,347	2,222
– USA	2,385	2,681	3,412	3,059	2,502
– Europe	1,587	1,981	2,142	2,118	1,734
– Rest of the world	516	623	648	474	551
	4,613	5,842	18,240	16,433	14,377
Loans and advances to banks:
– New Zealand	–	–	622	534	357
– Latin America	72	143	52	209	105
– USA	69	95	227	158	121
– Europe	1,853	1,408	1,164	1,379	1,353
– Rest of the world	803	248	174	209	195
	2,797	1,894	2,239	2,489	2,131
Total foreign loans	7,410	7,736	20,479	18,922	16,508

The classification of lending as domestic or foreign is based on the location of the office recording the transaction, except for certain lending of the international business booked in London.

Summary of loan loss experience

The following table analyses the movements in the allowance for loan losses for each of the five years listed.

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m
Balance at beginning of year
Domestic	1,468	1,344	1,162	1,129	1,134
Foreign	227	423	306	297	280
Total balance at beginning of year	1,695	1,767	1,468	1,426	1,414
Exchange and other adjustments	(11)	(1)	(58)	(14)	2
Acquisition and disposal of businesses	(33)	(54)	3	–	49
Advances written off:
Domestic
Loans and advances to customers:
– Mortgages	(2)	(1)	(21)	(23)	(35)
– Other personal lending	(760)	(691)	(554)	(456)	(401)
– Agriculture, forestry and fishing	(4)	(11)	(2)	(9)	(12)
– Manufacturing	(39)	(30)	(25)	(18)	(13)
– Construction	(3)	(11)	(17)	(8)	(9)
– Transport, distribution and hotels	(33)	(40)	(27)	(34)	(27)
– Financial, business and other services	(17)	(11)	(53)	(44)	(28)
– Property companies	(15)	(36)	(19)	(21)	(17)
– Lease financing	(3)	(4)	(17)	(11)	(12)
– Hire purchase	(49)	(44)	(50)	(68)	(67)
– Other	(36)	(47)	(2)	(9)	–
Loans and advances to banks	(15)	–	–	–	–
Total domestic	(976)	(926)	(787)	(701)	(621)
Foreign	(52)	(219)	(91)	(184)	(124)
Total advances written off	(1,028)	(1,145)	(878)	(885)	(745)
Recoveries of advances written off:
Domestic
Loans and advances to customers:
– Mortgages	2	2	5	17	12
– Other personal lending	119	103	83	81	63
– Agriculture, forestry and fishing	1	2	3	4	2
– Manufacturing	7	6	17	5	6
– Construction	7	2	3	2	2
– Transport, distribution and hotels	14	7	12	10	11
– Financial, business and other services	14	7	13	11	10
– Property companies	–	6	10	6	5
– Lease financing	–	1	3	4	5
– Hire purchase	6	6	15	22	24
– Other	1	–	1	3	–
Total domestic	171	142	165	165	140
Foreign	3	36	38	29	25
Total recoveries of advances written off	174	178	203	194	165
Net advances written off:
Domestic	(805)	(784)	(622)	(536)	(481)
Foreign	(49)	(183)	(53)	(155)	(99)
Total net advances written off	(854)	(967)	(675)	(691)	(580)

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m
Provision for loan losses charged against income for the year:
Domestic
Loans and advances to customers:
– Mortgages	4	(19)	(5)	2	(4)
– Other personal lending	807	679	514	423	328
– Agriculture, forestry and fishing	(3)	8	–	3	(6)
– Manufacturing	(1)	–	31	40	21
– Construction	4	11	14	(2)	1
– Transport, distribution and hotels	43	26	28	28	3
– Financial, business and other services	(13)	49	107	39	12
– Property companies	15	22	(1)	4	8
– Lease financing	7	2	3	5	8
– Hire purchase	57	40	57	47	47
– Other specific provisions	35	32	38	23	15
– General provisions	(57)	9	14	(42)	(7)
Loans and advances to banks	–	16	–	–	–
Total domestic	898	875	800	570	426
Foreign	(32)	75	229	177	115
Total provision for loan losses charged against income for the year	866	950	1,029	747	541
Balance at end of year
Domestic	1,562	1,468	1,344	1,162	1,129
Foreign	101	227	423	306	297
Total balance at end of year	1,663	1,695	1,767	1,468	1,426
Ratio of net write-offs during the year to average loans outstanding during the year	0.6%	0.7%	0.5%	0.6%	0.5%

The following table analyses the coverage of the allowance for loan losses by category of loans.

	2004	2004	2003	2003	2002	2002	2001	2001	2000	2000
	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %
Balance at year end applicable to:
Domestic:
Loans and advances to banks	1	11.6	16	9.0	–	9.9	–	9.1	–	10.0
Loans and advances to customers:
Mortgages	11	44.6	7	46.4	25	40.7	44	40.5	48	40.1
Other personal lending	788	12.7	622	13.2	495	10.8	452	9.9	404	9.0
Agriculture, forestry and fishing	3	1.2	9	1.3	10	1.3	9	1.5	11	1.5
Manufacturing	64	1.8	97	2.1	121	2.2	98	2.4	71	2.6
Construction	17	1.0	9	1.0	7	1.0	7	0.9	15	0.8
Transport, distribution and hotels	84	3.8	60	3.1	67	3.1	54	3.2	50	2.9
Financial, business and other services	158	6.7	179	6.3	136	5.4	65	6.3	59	7.1
Property companies	–	3.2	–	3.0	8	2.6	18	2.1	29	1.9
Lease financing	10	3.6	6	4.2	7	4.7	18	5.4	20	6.2
Hire purchase	91	2.7	77	3.1	75	2.8	53	3.1	52	3.4
Other	55	3.0	50	2.2	65	2.2	30	2.1	15	1.9
Total domestic	1,282	95.9	1,132	94.9	1,016	86.7	848	86.5	774	87.4
Foreign	101	4.1	181	5.1	318	13.3	251	13.5	295	12.6
General provision	280	–	382	–	433	–	369	–	357	–
Total balance at year end	1,663	100.0	1,695	100.0	1,767	100.0	1,468	100.0	1,426	100.0

Risk elements in the loan portfolio

The following discussion consists of an analysis of credit risk elements by categories which reflect US lending and accounting practices. These differ from those employed in the UK. In particular:

Suspended interest and non-performing lending

In accordance with the UK British Bankers’ Association Statement of Recommended Practice on Advances, Lloyds TSB Group continues to accrue interest, where appropriate, on doubtful debts when there is a realistic prospect of recovery. This interest is charged to the customer’s account but it is not credited to income; it is placed on a suspense account and only taken to income if there ceases to be significant doubt about its being paid. Loans are transferred to non-accrual status where the operation of the customer’s account has ceased. This lending is managed by specialist recovery departments and is written down to its estimated realisable value. Interest is not added to the lending or placed on a suspense account as its recovery is considered unlikely; it is only taken to income if it is received.

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

Potential problem loans

Potential problem loans are loans where known information about possible credit problems causes management to have concern as to the borrowers’ ability to comply with the present loan repayment terms. Interest continues to be accrued to the profit and loss account until, in the opinion of management, its ultimate recoverability becomes doubtful.

There are no similar disclosure requirements in the UK.

Assets acquired in exchange for advances

In most circumstances in the US, title to property securing residential real estate transfers to the lender upon foreclosure. The loan is written off and the property acquired in this way is reported in a separate balance sheet category with any recoveries recorded as an offset to the provision for loan losses recorded in the year. Upon sale of the acquired property, gains or losses are recorded in the income statement as a gain or loss on acquired property.

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

The following table analyses risk elements in the loan portfolio as at 31 December for the last five years.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Loans accounted for on a non-accrual basis
Domestic offices	617	480	421	278	223
Foreign offices	56	105	241	101	181
Total non-accrual loans	673	585	662	379	404
Accruing loans on which interest is being placed in suspense
Domestic offices	527	545	553	637	617
Foreign offices	40	88	199	206	238
Total suspended interest loans	567	633	752	843	855
Accruing loans on which interest is still being accrued and taken to profit, and against which specific provisions have been made
Domestic offices	1,362	1,199	1,217	1,265	1,713
Foreign offices	2	23	66	75	101
Total accruing loans against which specific provisions have been made	1,364	1,222	1,283	1,340	1,814

Accruing loans on which interest is still being accrued and taken to profit, the lending is contractually past due 90 days or more as to principal or interest, but against which no provisions have been made

Domestic offices	1,040	875	776	693	520
Foreign offices	–	–	34	37	33
Total accruing loans against which no provisions have been made	1,040	875	810	730	553
Troubled debt restructurings
Domestic offices	1	1	1	1	2
Foreign offices	–	–	2	9	12
Total troubled debt restructurings	1	1	3	10	14
Total non-performing lending
Domestic offices	3,547	3,100	2,968	2,874	3,075
Foreign offices	98	216	542	428	565
Total non-performing lending	3,645	3,316	3,510	3,302	3,640

Interest foregone on non-performing lending

The table below summarises the interest foregone on loans accounted for on a non-accrual basis and troubled debt restructurings.

2004 £m
Domestic lending
Interest income that would have been recognised under original contract terms	73
Interest income included in profit	(14)
Interest foregone	59
Foreign lending
Interest income that would have been recognised under original contract terms	2
Interest income included in profit	–
Interest foregone	2

Potential problem loans

In addition to the non-performing lending disclosed above, lendings which were current as to payment of interest and principal but where concerns existed about the ability of the borrowers to comply with loan repayment terms in the near future were as follows:

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Potential problem lending	1,450	1,696	1,734	1,423	1,142

The figures shown for potential problem lending are not indicative of the losses that might arise should the credit quality of this lending deteriorate since they do not take into account security held.

Cross border outstandings

The business of Lloyds TSB Group involves significant exposures in non-local currencies. These cross border outstandings comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in non-local currency. The following tables analyse, by type of borrower, foreign outstandings which individually represent in excess of 1 per cent of Lloyds TSB Group’s total assets.

	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m
As at 31 December 2004:
Belgium	3.1	7,030	793	6,161	76
Germany	2.6	5,778	238	5,117	423
Netherlands	1.5	3,455	395	2,170	890
Japan	1.4	3,139	512	1,037	1,590
United States of America	1.1	2,434	36	523	1,875

As at 31 December 2003:
Germany	2.3	4,553	284	3,851	418
Italy	1.7	3,510	2,411	759	340
Belgium	1.4	2,746	1,460	1,236	50
United States of America	1.2	2,371	45	1,109	1,217
Netherlands	1.2	2,343	431	950	962

As at 31 December 2002:
Germany	3.1	6,511	57	5,624	830
United States of America	1.8	3,655	207	1,274	2,174
Italy	1.5	3,013	1,912	909	192
France	1.0	2,075	99	1,187	789

As at 31 December 2004, Belgium had commitments of £61 million, Germany had commitments of £589 million, Netherlands had commitments of £715 million, Japan had commitments of £228 million and United States of America had commitments of £982 million.

As at 31 December 2004, the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £3,820 million in total, were France and Italy.

As at 31 December 2003, the country with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £1,828 million in total, was France.

As at 31 December 2002, the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £5,080 million in total, were Japan, the Netherlands and Belgium.

Market risk

Definition

Market risk is the risk of loss arising from unexpected changes in financial prices, including interest rates, exchange rates and bond, commodity and equity prices. It arises in all areas of Lloyds TSB Group’s activities and is managed by a variety of different techniques. The Group’s banking activities expose it to the risk of adverse movements in interest rates or exchange rates, with little or no exposure to equity or commodity risk. The Group’s insurance activities also expose it to market risk. The Group’s pension schemes are exposed to significant risks from the constituent parts of their assets, primarily equity and interest rate risk, and from the present value of their liabilities.

Control

Limits to control market risk in respect of trading positions are recommended by the group asset and liability committee, subject to review by Group Risk, to the group executive committee and authorised in total by the board. A combination of position and sensitivity limits is used, depending on the nature of the business activity. The group asset and liability committee, through Group Treasury for trading centres, ensures appropriate delegation to businesses.

Trading is restricted to a number of specialist centres, authorised by Group Treasury, the most important centre being Financial Markets in London. The level of exposure is strictly controlled and monitored within approved limits by Group Treasury. Most of the Group’s trading activity is undertaken to meet the requirements of customers for foreign exchange and interest rate products. However, some interest rate and exchange rate positions are taken out using derivatives (including forward foreign exchange contracts, interest rate swaps and forward rate agreements) and on-balance sheet instruments (mainly debt securities), with the objective of earning a profit from favourable movements in market rates. Accordingly, these transactions are reflected in the accounts at their fair value and gains and losses are shown in the profit and loss account as dealing profits and losses.

Market risk in the wholesale banking books is managed in the UK by Financial Markets in London, and internationally by an authorised local treasury operation in each overseas centre. The levels of exposure within these books are controlled and monitored within approved limits, both locally and also centrally by Group Treasury. Active management of the book is necessary to meet customer requirements and changing market circumstances.

Market risk in the Group’s retail portfolios and in the Group’s capital funds arises from the different repricing characteristics of the Group’s banking assets and liabilities and is managed by Group Balance Sheet Management.

Limits to control interest rate risk within the Group’s UK retail portfolios are set out in the policy for Group Balance Sheet Management, which is established by the group asset and liability committee and ratified by the Group board. The policy is to optimise the stability of future net interest income, and this is achieved by entering into hedging transactions using interest rate swaps and other financial instruments. Both short and long-term interest rate parameters are applied to management of the balance sheet. Some centres have, in addition, adopted benchmark profiles for investment of interest rate insensitive liabilities as approved by Group Treasury.

Derivatives are used to meet customers’ financial needs; as part of the Group’s trading activities; and to reduce the Group’s own exposure to fluctuations in interest and exchange rates. The principal derivatives used by the Group are interest rate contracts (including interest rate swaps, forward rate agreements and options) and exchange rate contracts (including forward foreign exchange contracts, currency swaps and options). Particular attention is paid to the liquidity of the markets and products in which the Group trades to seek to ensure that there are no undue concentrations of activity and risk.

Market risk exposures from the insurance businesses are controlled via approved investment policies consistent with the Group’s overall risk appetite and regularly reviewed by the group asset and liability committee.

The group asset and liability committee liaises with the pension scheme trustees with regard to strategies for the overall mix of pension scheme assets.

Trading risk exposures from banking activities

The primary measure within the Group is the Value at Risk (VaR) methodology, which incorporates the volatility of relevant market prices and the correlation of their movements. Based on the commonly used 95 per cent confidence level, assuming positions are held overnight and using observation periods of the preceding three years, the VaR for the years ended 31 December 2004 and 2003 based on the Group’s global trading positions was as detailed in the table below (the table also aggregates potential loss measures from options portfolios).

	31 December 2004				31 December 2003
	Closing £m	Average £m	Maximum £m	Minimum £m	Closing £m	Average £m	Maximum £m	Minimum £m
Interest rate risk	0.7	0.9	1.7	0.5	0.7	0.8	1.8	0.3
Foreign exchange risk	0.2	0.3	0.6	0.2	0.3	0.7	1.0	0.3
Equity risk	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
Total VaR (no diversification)	0.9	1.3	2.0	0.8	1.0	1.5	2.6	0.9

Measurement techniques. A variety of techniques are used to quantify the market risk arising from the Group’s banking and trading activities. These reflect the nature of the business activity, and include simple interest rate gapping, open exchange positions, sensitivity analysis and value at risk. Stress testing and scenario analysis are also used in certain portfolios, and at Group level, to simulate extreme conditions to supplement these core measures.

The risk of loss measured by the VaR model is the potential loss in earnings. The total and average trading VaR does not assume any diversification benefit across the three risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported as a whole.

There are some limitations to the VaR methodology:

•	The model assumes that changes in the underlying asset returns can be modelled by a normal distribution. This assumption is an approximation of reality that may not reflect all circumstances.
•

The use of a confidence limit does not convey any information about potential losses on occasions when the confidence limit is exceeded. In times of extreme market movements actual losses may be significantly greater than the VaR number. Stress testing is used to supplement VaR to estimate the impact of extreme events.

•

Any model that forecasts the future based on historic data is implicitly assuming that the conditions that generated the data will remain true in the future. Stress testing and using more than one VaR methodology for some local markets form part of the wider market risk framework.

•

Periods of severe market illiquidity, both in terms of the extent of the illiquidity and the time that it lasts, could mean that it might not be possible to hedge, or close, all positions in the timescales assumed in the VaR model.

•	VaR is calculated at the close of business each day, which excludes the profit and loss impact of intra-day trading.
•	VaR is not well suited to options positions. As a result these positions are controlled by additional sensitivity limits.

In summary, although VaR is an important component of the Group’s approach to managing trading market risk, it is supplemented by position and sensitivity limits and stress testing.

Structural interest risk exposures from banking activities

The Group’s non-trading exposure is summarised in the form of an interest rate repricing table, as set out in note 47b to the financial statements. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date. However, the table does not take into account the effect of interest rate options used by the Group to hedge its exposure.

The simulation models used by the Group include assumptions about the relationships between customer behaviour and the level of interest rates; the anticipated level of future business is also taken into account. The accuracy of these assumptions will impact the efficiency of hedging transactions. The assumptions are regularly updated and the projected exposure is actively managed in accordance with group asset and liability committee policy.

It is estimated that a hypothetical immediate and sustained 100 basis point increase in interest rates on 1 January 2005 would decrease net interest income by £80.7 million for the 12 months to 31 December 2005, while a hypothetical immediate and sustained 100 basis point decrease in interest rates would increase net interest income by £76.3 million. An analysis by currency is shown below.

	UK £m	North America £m	Asia & Australasia £m	Europe & Middle East £m	Total 2005 £m	Total 2004 £m
Change in net interest income from a +100 basis point shift in yield curves	(48.7)	3.5	(1.0)	(34.5)	(80.7)	(88.3)
Change in net interest income from a –100 basis point shift in yield curves	44.3	(3.5)	1.0	34.5	76.3	84.0

The analysis above is subject to certain simplifying assumptions including, but not limited to, all rates of all maturities worldwide move simultaneously by the same amount; all positions in the wholesale books run to maturity; and there is no management action in response to movements in interest rates, in particular no changes to product margins.

In practice, positions in both the retail and wholesale books are actively managed and actual impact on net interest income may be different to the model.

In the Group’s retail portfolios, including mortgages, and in the Group’s capital funds, exposure arises from the different repricing characteristics of the Group’s banking assets and liabilities and is managed by Group Balance Sheet Management under the direction of the group asset and liability committee.

Liabilities arising in the course of business from the Group’s retail banking business fall into two broad categories:

•	those which are insensitive to interest rate movements, non-interest bearing liabilities such as shareholders’ funds and interest-free or very low interest current account deposits; and
•

those which are sensitive to interest rate movements, primarily savings deposits bearing interest rates which are varied at the Group’s discretion (‘managed rate liabilities’) but which for competitive reasons generally reflect changes in the Bank of England’s base rate.

There is a relatively small volume of naturally arising banking liabilities whose interest rate is contractually fixed typically for periods of up to two years.

Most banking assets, with the exception of such non-interest earning items as premises, are sensitive to interest rate movements. There is a large volume of managed rate assets such as variable rate mortgage loans and these may be considered as a natural offset to managed rate liabilities. However many assets, such as personal loans and fixed rate mortgages, bear interest which is contractually fixed for periods of up to five years or longer.

Interest rate risk arises from the mismatch between interest rate insensitive liabilities and interest rate sensitive assets, and between the differing contractual periods for which interest rates are fixed on interest rate sensitive assets and liabilities. Group Balance Sheet Management manages this risk centrally by offsetting against each other any matching interest rate sensitive assets and liabilities; acquiring new financial assets and liabilities as matching hedges against net balances of mismatched interest rate sensitive banking liabilities and assets, respectively; and acquiring new financial assets with interest rates contractually fixed for a range of periods up to five years as hedges for net balances of interest rate insensitive liabilities.

The financial assets and liabilities referred to above are acquired by way of internal transactions between Group Balance Sheet Management and Financial Markets in London, typically in the form of interest rate swaps and loans or deposits.

Structural interest rate risk can also arise from the wholesale banking books in the UK, where it is managed by Financial Markets in London, and internationally, where it is managed by an authorised local treasury operation in each overseas centre. The levels of exposure within these books are controlled and monitored within approved limits locally and centrally. Limits are issued to the international businesses on interest rate gaps or, where more appropriate, VaR.

Foreign exchange exposures from banking activities

Foreign exchange exposures comprise those originating in treasury trading activities and structural foreign exchange exposures, which arise from investment in the Group’s overseas operations.

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to Group Treasury. Group Treasury calculates the associated VaR as shown in the table on the previous page.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the holding company’s foreign currency exchange equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to retained earnings.

The structural position is managed by Lloyds TSB Group Capital Funds having regard to the currency composition of the Group’s risk-weighted assets and reported to the group asset and liability committee on a monthly basis. The objective is to limit the effect of exchange rate movements on the published risk asset ratio.

The Group’s structural position at 31 December 2004 is set out in note 47d to the financial statements. The position implies that at 31 December 2004 a hypothetical increase of 10 per cent in the value of sterling against all other currencies would have led to an £82 million reduction in reserves, and vice versa. On this basis, there would have been no material impact on Lloyds TSB Group’s risk asset ratios.

Market risk exposures in the insurance businesses

Market risk exposure depends upon the nature of the funds in question:

•

With-profits funds are managed in accordance with the relevant fund’s Principles and Practices of Financial Management. This leads to assets and liabilities that are mismatched with the aim of generating a higher rate of return to meet policyholders’ expectations.

•	Unit-linked liabilities are matched with the same assets that are used to define the liability but future fee income is dependent upon the performance of these assets.
•

For other insurance liabilities the investment strategy is determined by the term and nature of the underlying liabilities and asset/liability matching positions are actively monitored. The aim is to invest in assets such that the cash flows on the investments will match those on the projected future liabilities. Actuarial tools are used to project and match the cash flows. It is not possible to eliminate risk completely as the timing of insured events is uncertain and bonds are not available at all of the required maturities. As a result the cash flows cannot be precisely matched and so sensitivity tests are used to test the extent of the mismatch.

•

Investment strategy for surplus assets held in excess of liabilities takes account of the regulatory and internal business requirements for capital to be held to support the business now and in the future. Surplus assets are held primarily in three portfolios: the surplus in the non-participating fund within the Long-Term Fund of Scottish Widows plc, assets in shareholder funds of life assurance companies and an investment portfolio within the General Insurance business.

Market risks are monitored using stochastic modelling.

The surplus in the Non-Participating Fund of Scottish Widows plc exists to provide the Long-Term Fund with liquidity and working capital. The surplus also forms a capital reserve to support the investments managed on behalf of the With-Profits Fund of Scottish Widows plc. With-profits business involves guaranteed benefits; in adverse market conditions the surplus could be called upon to support with-profits benefits. As a consequence this fund is currently invested in a mix of equities, investment properties, fixed interest investments and cash that takes into account the mix in the With-Profits Fund. This investment policy helps maintain the value of the reserve as a proportion of the underlying With-Profits Fund. The existence and investment mix of the surplus in the Non-Participating Fund can therefore be considered as structural rather than as a traded portfolio. Under UK GAAP the portfolio is shown at market value and gains and losses are recognised in the profit and loss account.

Assets held in shareholder funds are invested in money market funds, gilts and investment grade bonds so as to reduce the risk of statutory insolvency in the event of market crashes.

The General Insurance portfolio is invested in a mixture of assets: cash, bonds and equities.

The investment policy together with appropriate limits including the limit to be applied to the equity component are approved by the group asset and liability committee supported by Group Risk.

Investment holdings are diversified across markets and, within markets, across sectors. Holdings of individual assets are diversified to minimise specific risk and large individual exposures are monitored closely. For assets held outside unit-linked funds, investments are only permitted in countries and markets which are sufficiently regulated and liquid.

In common with other organisations in the life assurance industry, prior to its demutualisation Scottish Widows wrote policies which contained potentially valuable options and guarantees, including guaranteed annuity option policies. A guaranteed annuity option policy is a pension policy that provides a cash benefit at retirement age, which can be converted into an annuity at a specified minimum rate. Under the terms of the transfer of the Scottish Widows business, a separate memorandum account was created within the with-profits fund called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits on transferred policies. The Additional Account had a value at 31 December 2004 of £1.4 billion (2003: £1.4 billion); to the extent that it is insufficient to provide these benefits any shortfall would be met by the Lloyds TSB Group.

Since demutualisation in 2000, Scottish Widows continued to write policies containing similar features, although the volume of products written has since reduced and is now not significant. The Additional Account is not available to meet any additional cost of providing the benefits on these policies.

The eventual cost of providing benefits on the life assurance policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as future persistency and mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost, and any impact upon the Lloyds TSB Group, will not be known for many years. However, Scottish Widows has developed, and will continue to develop, an actuarial model to assist in the management of the With Profits Fund and to meet regulatory requirements. The model allows management to estimate the effects of different economic scenarios upon the financial position of the fund and consider the implications of different management actions. Output from this model indicates that the possible cost of providing benefits on policies containing features such as options and guarantees varies widely and, depending on the economic scenario encountered, could result in the Lloyds TSB Group incurring a liability. Based on the information available at present, having considered the range of possible outcomes, and after making allowance for the effect of proposed future management actions, the Lloyds TSB Group currently considers that no provision is necessary.

Equity derivatives are used by the Group to match equivalent liabilities arising from some of its retail products. Derivatives may also be used for efficient portfolio management purposes in client funds where such activity is in accordance with approved policy and the customer mandate.

Options and guarantees are incorporated in new insurance products only after careful consideration of the risk management issues that they present. This occurs as part of the new product approval process (see ‘Product and service risk’ on page 64).

The composition, and value, of both the Scottish Widows plc Non-Participating Fund and the General Insurance portfolio are reported to Group Risk on a monthly basis and a VaR is calculated which is presented to the group asset and liability committee. The risk of loss measured by the VaR model is the potential loss in earnings over a given time horizon. The VaR methodology used is the same in all respects as that used for the traded risk in banking activities, except that in the case of equity risk, the model maps the portfolio composition onto a series of appropriate indices by region and sector. In addition the risks are calculated based on a 99 per cent confidence level and a ten day holding period. The figures quoted below are the sum of the two portfolios with no allowance for diversification between portfolios or asset classes and represents the potential loss in earnings.

The following table shows closing, average, maximum and minimum VaR for the years ended 31 December 2004 and 2003 on a 99 per cent confidence ten day basis.

	31 December 2004				31 December 2003
	Closing £m	Average £m	Maximum £m	Minimum £m	Closing £m	Average £m	Maximum £m	Minimum £m
Interest rate risk	15.5	16.1	17.9	11.2	15.1	16.3	24.3	13.2
Foreign exchange risk	2.4	2.7	3.4	2.2	3.6	4.0	4.6	3.3
Equity risk	55.2	54.2	56.4	51.6	52.1	63.0	80.0	51.8
Total VaR	73.1	73.0	75.9	67.1	70.8	83.3	107.5	70.8

Insurance risk

Definition

The risk of loss arising from the sensitivity of profits to movements in insurance claims, expenses and persistency experience and expectation. It also covers the risk of inadequate underwriting and/or reinsurance of insured risks and movements in the cost of providing benefits from the Group’s pension schemes that result from social and demographic factors.

Control

Control is exercised primarily through a suitable combination of high level committees/boards. For the life assurance businesses the key control body is the Scottish Widows plc board with the more significant risks also being subject to approval by the Lloyds TSB group executive committee and/or the Lloyds TSB Group board. For the general insurance businesses the key control body is Lloyds TSB Insurance executive committee with the more significant risks again being subject to Lloyds TSB group executive committee and/or Lloyds TSB Group board approval. All Group pension scheme issues are covered by the group asset and liability committee.

Insurance risks are measured through deterministic studies of the impact of different insurance market scenarios on the future free assets of the business together with relevant stochastic modelling.

Limits are used as a control mechanism for insurance risk at policy level.

Insurance risk exposures

Some insurance risks are retained while others are reinsured with external underwriters. The retained risk level is carefully controlled and monitored, with close attention being paid to the analysis of underwriting experience, claims management, product design, policy wordings, adequacy of reserves, solvency management and regulatory requirements.

General Insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements which are broadly spread over different reinsurers. Detailed modelling, including that of the probable maximum loss under various catastrophe scenarios, supports the choice of reinsurance arrangements. Appropriate reinsurance arrangements also apply within the life and pensions businesses with significant mortality risk and morbidity risk being transferred to our chosen reinsurers.

Options and guarantees are incorporated in new insurance products only after careful consideration of the risk management issues that they present. This occurs as part of the new product approval process (see ‘Product and service risk’ on page 64).

Expenses are monitored by an analysis of the Group’s experience relative to budget. Reasons for any significant divergence from expectation are investigated and remedial action taken.

Persistency rates are regularly assessed by reference to appropriate risk factors.

Operations risk

Definition

The risk of loss resulting from inadequate or failed internal processes and systems, or from people related or external events. For internal purposes, reputational impact is also included.

Control

Businesses have primary responsibility for identifying and managing their operations risks. They employ internal control techniques to reduce their likelihood or impact to tolerable levels within the Group’s risk appetite. Where appropriate, risk is mitigated by way of insurance.

The Group has defined high-level operations risk policies to seek to ensure a wide-ranging and consistent approach to the identification and management of operations risk and a standard methodology to ensure consistency in the identification, assessment and management of operations risk.

Group Risk provides general guidance on operations risk related issues, including regulatory changes and developments in the measurement and management of operations risk, to promote best practice throughout the Group. It keeps under continuous review and improvement all aspects of operations risk management to reflect developments in industry best practice and regulatory requirements.

The Group applies appropriate new product review processes to provide assurance that risks inherent in new products have been identified and mitigated.

Legal and regulatory risk

Definition

The risk of financial loss or reputational damage arising from failing to comply with the laws, regulations or codes applicable to the financial services industry. The Group’s business is regulated overall by the Financial Services Authority (‘FSA’), and additionally by local regulators in offshore and overseas jurisdictions.

Control

Each business has a nominated individual with ‘compliance oversight’ responsibility under FSA rules. The role of such individuals is to ensure that management has in place within the business a control structure which creates awareness of the rules and regulations to which the Group is subject, and to monitor and report on adherence to these rules and regulations.

All compliance personnel also have a reporting line to the group compliance director, who sets compliance standards across the Group and provides independent reporting and assessment to the board and business directors.

Group Compliance includes a dedicated unit, led by the group financial crime director, which is responsible for ensuring that the Group has effective processes in place to identify and report on suspicious transactions and customers, in support of the worldwide fight against financial crime.

The group compliance director has access to the chairman, group chief executive and members of senior management.

Customer treatment risk

Definition

The risk of financial loss or reputational damage arising from inappropriate or poor customer treatment or failure to treat customers fairly.

Control

Lloyds TSB Group is committed to the fair treatment of its customers. A range of management information measures is in place across the Group to support the tracking of key customer treatment indicators. Group Risk and Group Audit are required to report regularly on customer treatment risk, management information trends and on compliance with the Group’s standards.

Service improvements are monitored by customer satisfaction surveys. The results of the research are fed into the Group’s CARE Index, which measures ongoing performance against five principal objectives: customer understanding; accessibility; responsibility; expertise; and overall service quality improvement.

A framework is in place to guide the consideration and documentation of customer treatment risk when developing policies and procedures. The Group has defined benchmark standards in all the key areas. The divisions are required to meet or exceed these standards.

Trends across all the CARE Index categories are monitored and fed into a programme of continuous customer service improvement. The Group also provides its staff with clear FSA compliant guidelines and processes for dealing with customer complaints.

Customer remediation payments

A current industry issue concerns the sale of life assurance products related to the repayment of residential mortgages (‘mortgage endowments’). At sale, the premium is set at a level such that the projected benefits, including an estimate of growth over the life of the policy and allowing for an estimate of the expenses to be charged, will equal or exceed the mortgage debt. Falling investment returns have led to increased concern that the value of some of these policies will be less than the amount required to repay the mortgage. Certain customers have complained that this risk was not properly explained to them at the time of the sale.

During 2002, a review was carried out in conjunction with the FSA into sales of mortgage endowment and other long-term savings products made by the Abbey Life sales force between 1988 and its disposal by the Lloyds TSB Group in February 2000. Following this review the Group established a provision to meet the cost of compensation payments to customers in those cases where past sales practices were found to have been deficient; a provision is also held against the estimated cost of redress payments to customers in respect of products sold by the Abbey Life sales force prior to 1988. During 2004 management has reviewed the adequacy of the provisions held in the light of experience and changing market conditions and an additional charge of £12 million (2003: £56 million) has been made.

Mortgage endowments were also sold to customers through the branch networks of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester; these policies were either underwritten by life assurance companies within the Lloyds TSB Group or by third parties. Provisions are held against the estimated cost of making redress payments to customers in respect of these and other past product sales where necessary. During 2004 management have again reviewed the adequacy of the provisions held having regard to current complaint volumes and the level of payments being made and as a result provisions have been increased by £100 million (2003: £200 million). The ultimate cost remains highly uncertain and will be influenced by external factors beyond the control of management, such as regulatory actions, media interest and the performance of the financial markets. Consequently there is a risk that further provisions may be required in the future, although management is satisfied that current provisioning levels are adequate.

Strategy risk

Definition

This comprises the risks arising from the adoption of the Group’s agreed strategy and its implementation at corporate or business level. At corporate and business level these risks are managed through a number of processes.

Control

An annual strategic planning process is conducted at Lloyds TSB Group and business level and includes a quantitative and qualitative assessment of the risks in the Group’s plan.

The Group’s strategy and those of its constituent businesses are reviewed and approved by the board. Regular reports are provided to the group executive committee and the board on the progress of the Group’s key strategies and plans. Group Risk conducts oversight to ensure the business plans remain consistent with the Group’s strategy.

Revenue and capital investment decisions require additional formal assessment and approval. Formal risk assessment is conducted as part of the financial approval process.

Significant company mergers and acquisitions require specific approval by the board. In addition to the standard due diligence conducted during a merger or acquisition, Group Risk conducts, where appropriate, an independent risk assessment of the target company and its proposed integration into the Lloyds TSB Group.

A common approach is applied across the Group to assess the creation of shareholder value. This is measured by economic profit (the profit attributable to shareholders, less a notional charge for the equity invested in the business). The focus on economic profit allows the Group to compare the returns being made on capital employed in each business. The use of risk-based economic capital and regulatory capital is closely monitored at business and Group level. The Group’s economic capital model covers credit, market, insurance, business and operational risks.

Product and service risk

Definition

The risk of loss arising from the inherent characteristics, management or distribution of products or services, or from failure to meet or exceed customer expectations and competitor offerings. For the Group to achieve its objective to maximise value for shareholders over time, product life cycles must be effectively managed and new products developed to meet customer needs.

Control

The Group is committed to the fair treatment of its customers. This is embedded into the processes indicated below to ensure businesses have developed customer centric strategies for product and business development, marketing, selling and after sales service.

Businesses maintain a range of products to meet customers’ needs and the business strategy and are responsible for managing and controlling product risks and compliance with applicable regulations.

Product planning and development. Businesses have formal processes for reviewing the range of their product portfolios and subject all product development to rigorous assessment. The assessment includes seeking to ensure that the product meets clearly defined customer needs.

Product promotion, distribution and sales. Businesses have a defined channel distribution strategy for products, consistent with the Group’s distribution strategy. Businesses launching new products are responsible for ensuring compliance with all applicable regulations and that the proposed sales activity is appropriate for the type of customer and their attitude to risk.

All advertising and marketing material is required to comply with the Group’s governing policy on business conduct. Businesses are required to have procedures in place to ensure that the material is fair, clear and not misleading bearing in mind the knowledge and sophistication of the customer. Any statement of fact should be substantiated through documentary evidence; any comparison should be made in a fair and balanced way; and any reference to past performance should clearly state the basis of measurement.

Businesses are required, prior to publication of any sales material, to seek confirmation that it complies with the regulatory and legal requirements of the jurisdiction in which the product is offered and marketed. Procedures require that terms and conditions (to include mandates, agreements and other documentation) are approved by legal advisers and reviewed periodically.

New product approval. The Group defines a new product as a new or amended product that introduces a significantly different risk profile at Group or business level. In line with defined policy, businesses provide divisional risk management with details of new products at an early stage of product or service development to ensure compliance with the Group’s risk appetite and strategy. Businesses are required to demonstrate that new products meet clearly defined customer needs and that the sales process mitigates the risks of unsuitable sales. Where appropriate, technical advice/approval is sought from specialist functions. Only new products carrying the approval of divisional risk management and the businesses involved in their manufacture/delivery are offered to customers.

Product performance. Businesses establish and monitor performance standards for all marketed products across a range of indicators, for example sales volumes, customer service and risk profile. Significant deviations from these standards are investigated and appropriate action taken.

Change management risk

Definition

The risk of financial loss or reputational damage arising from programmes or projects failing to deliver to requirements, budget or timescale; or failing to implement change effectively.

Control

To deliver the Group’s strategic aims, change must be managed in an effective, risk-aware and appropriately controlled manner throughout the organisation. The Group’s Change Management Standards ensure appropriate control across the project portfolio and the approach is regularly benchmarked against other organisations around the world.

Changes that significantly impact customers or staff are managed as part of an overall change plan managed by the Group’s change management committee. The committee ensures that the aggregate impact of the implementation of change on customers, staff and systems is understood, managed and controlled.

Governance, people and organisation

Definition

This is the risk of loss from poor corporate governance at Group and business level. It includes sub-optimal organisational structuring, or failure to recruit, manage and retain appropriately skilled staff to achieve business objectives. Group policy for managing governance, people and organisation risk is defined in the Group Policy Manual. It defines the way the Group is organised, the need for tight financial and operating controls, maintenance of a strong risk management and control culture, the need to benchmark against industry best practice and for businesses to conduct themselves with integrity, due skill, care and diligence.

Control

Management of risks. The Group sets high standards for the conduct of its business and values its reputation. Responsibility for establishing an effective organisational structure is vested in Group and business management. Sound internal risk management practices are promoted through business directors who are ultimately responsible for identifying, measuring, monitoring and controlling the risks within their specific areas of accountability.

The Group seeks to identify and classify risks in a timely manner. The likelihood of risks crystallising and the significance of the consequent impact on the business, the Group and its customers are evaluated. The Group’s business control environment seeks to ensure effective and efficient operational management; reliability, integrity and consistency of financial and other reporting; and compliance with governing laws and regulations. Business directors seek to ensure that material risks are reported to the relevant divisional risk officer, group executive director and to Group Risk.

Information and communication. It is the Group’s policy for the board and senior management at both Group and business level to receive relevant, reliable and timely management information in line with business objectives to seek to ensure that activities are appropriately controlled, key risks are identified and monitored, decisions are implemented and regulatory obligations are met.

Audit responsibilities and rights. Group Audit has unrestricted access to all functions, property, records and staff. It independently reviews adherence to the policies and processes that make up the control environment, disseminating best practices throughout the Group in the course of its monitoring and corrective action activities. The director of group audit reports to and meets regularly with the group chief executive and periodically with the audit committee.

People. The Group’s approach to people management is to employ skilled, committed staff, working as a team for the benefit of customers and shareholders, who are given the opportunity to fulfil their potential; employ the highest ethical standards of behaviour and best practice management principles; and recruit on the basis of ability and competence.

Standards of behaviour. The Group has a code of business conduct, which applies to the group chief executive, the group finance director, and all other employees. It seeks to ensure that employees act with integrity and endeavour to deliver high levels of customer service. It promotes a working environment free from discrimination, harassment, bullying or victimisation of any kind. Employees are encouraged and expected to alert management to suspected misconduct, fraud or other serious malpractice. The code as amended from time to time is available to the public on the Group’s website at www.lloydstsb.com.

Performance and reward management. The Group seeks to ensure that all employees understand their role, the purpose of the role and where it fits into the wider team and organisational context. It manages and measures employees’ performance and contribution to collective goals and recognises the contribution of individuals in the context of the pay market and the performance of the business in which they work and rewards appropriately.

Training and development. The Group believes that long-term success depends on the quality and skills of its staff and that it has a joint responsibility with employees for their personal and career development to improve current performance and to enhance future prospects.

Financial soundness

Definition

The risk of financial failure arising from lack of liquidity or capital, poor management or poor quality/volatile earnings.

Liquidity risk is defined as the risk of a loss arising from the Group’s inability to meet its financial obligations as they fall due. These obligations include the repayment of deposits on demand or at their contractual maturity; the repayment of loan capital and other borrowings as they mature; the payment of insurance policy benefits, claims and surrenders; the payment of lease obligations as they become due; the payment of operating expenses and taxation; the payment of dividends to shareholders; the ability to fund new and existing loan commitments; and the ability to take advantage of new business opportunities.

The international standard for measuring capital adequacy is the risk asset ratio, which relates to on- and off-balance sheet exposures weighted according to broad categories of risk. The Group’s capital ratios, calculated in line with the requirements of the FSA, are set out in detail on page 69.

Control

A policy is in place which requires a common methodology to measuring liquidity across the Group. The methodology derives a liquidity ratio calculated by taking the sum of liquid assets, five-day wholesale inflows and back-up lines, and then dividing this by the sum of five-day wholesale outflows and a percentage of retail maturities and contingent claims drawable over the next five days. The Group complies with the FSA’s liquidity requirements and with similar liquidity policies in place across all trading centres worldwide. Compliance is monitored by regular liquidity returns to Group Treasury. Work is ongoing to ensure the Group’s compliance with the new liquidity framework being proposed by the FSA. The liquidity policy requires all authorised local treasury operations to maintain a liquidity ratio of over 100 per cent, in addition to ensuring compliance with local regulatory requirements. It is the responsibility of local line management to ensure that the liquidity policy is met and the sources and maturities of assets and liabilities are continually managed and appropriately diversified to avoid any undue concentration as market conditions evolve. Compliance is monitored by regular liquidity returns to Group Treasury.

For non-linked funds investments are arranged to minimise the possibility of being a distressed seller whilst at the same time investing to meet policyholder obligations. For unit-linked business, deferral provisions are designed to give time to realise linked assets without being a forced seller.

Lloyds TSB Group and its regulated subsidiary banks have been allocated an Individual Capital Ratio by the FSA, and the board has agreed a formal buffer to be maintained in addition to the Individual Capital Ratio. Actual or prospective breaches of the formal buffer must be notified to the FSA, together with proposed remedial action; no such notifications have been made during 2004. Informally, a further buffer is maintained. In addition, the board has agreed a maximum limit of the proportion of debt instruments in the capital base. Risk-weighted assets are monitored by businesses, while capital is controlled centrally.

Capital ratios are a key factor in the Group’s budgeting and planning processes and updates of expected ratios are prepared regularly during the year. Capital raised takes account of expected growth and currency of risk assets and also allows for the sensitivity of the Group’s capital to movements in equity markets.

The Group seeks to use appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. Each reporting entity within the Group has a finance function which is responsible for the production of financial, management and regulatory information. It is the responsibility of Group Finance to produce consolidated information for use internally and to meet external regulatory and statutory reporting requirements. Group Finance requires businesses and reporting entities to follow common processes and reporting standards.

Businesses or reporting entities have formal month-end and quarter-end procedures in place for preparation of management and financial accounts respectively, review and approval of management accounts at a determined level of detail, ensuring consistency with financial accounts, and preparation of forecasts and detailed annual budgets that are subject to formal review and approval. They are further required to implement measures to monitor performance at local level to identify significant fluctuations or unusual activity.

Liquidity and capital resources

Liquidity sources

The principal sources of liquidity for Lloyds TSB Group plc are dividends received from its directly owned subsidiary company, Lloyds TSB Bank, and loans from this and other Lloyds TSB Group companies. The ability of Lloyds TSB Bank to pay dividends, or for Lloyds TSB Bank or other Lloyds TSB Group companies to make loans to Lloyds TSB Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.

Lloyds TSB Group plc is also able to raise funds by issuing loan capital or equity, although in practice Lloyds TSB Group plc has never issued equity for this purpose and the majority of Lloyds TSB Group’s loan capital has been issued by Lloyds TSB Bank. As at 31 December 2004, Lloyds TSB Group plc had £1,358 million of subordinated debt in issuance compared with £10,252 million for the consolidated Lloyds TSB Group. The cost and availability of subordinated debt finance are influenced by credit ratings. A reduction in these ratings could increase the cost and could reduce market access. At 31 December 2004, the credit ratings of Lloyds TSB Bank were as follows:

Senior debt
Moody’s	Aaa
Standard & Poor’s	AA
Fitch	AA+

The ratings outlook from Moody’s and Fitch for Lloyds TSB Bank is stable. The Standard & Poor’s rating outlook is negative. These credit ratings are not a recommendation to buy, hold or sell any security; and each rating should be evaluated independently of every other rating.

A significant part of the liquidity of the Group’s banking businesses arises from their ability to generate customer deposits. A substantial proportion of the customer deposit base is made up of current and savings accounts which, although repayable on demand, have traditionally provided a stable source of funding. During 2004, amounts deposited by customers increased by £5,566 million from £116,496 million at 31 December 2003 to £122,062 million at 31 December 2004. These customer deposits are supplemented by the issue of subordinated loan capital and wholesale funding sources in the capital markets, as well as from direct customer contracts. Wholesale funding sources include deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, a Euro Medium Term Note programme, of which £5,097 million had been utilised for senior funding at 31 December 2004, and a commercial paper programme, under which £3,281 million had been utilised at 31 December 2004.

The ability to sell assets quickly is also an important source of liquidity for the Group’s banking businesses. The Group holds sizeable balances of marketable debt securities which could be disposed of to provide additional funding should the need arise.

The following table sets out the amounts and maturities of Lloyds TSB Group’s contractual cash obligations at 31 December 2004.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m
Long-term debt – dated	–	549	470	3,381	4,400
Euro Medium Term Note programme	167	347	584	3,999	5,097
Commercial paper programme	3,281	–	–	–	3,281
Securitisation vehicles	3,028	–	–	–	3,028
Finance leases	2	3	1	–	6
Operating leases	208	397	376	342	1,323
Capital commitments	87	63	–	–	150
Other purchase obligations	360	600	390	210	1,560
	7,133	1,959	1,821	7,932	18,845

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds TSB Group for the provision of outsourced and other services. The cost of these services will be charged to the profit and loss account as it is incurred. The Lloyds TSB Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds TSB Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds TSB Group expects to make cash contributions of approximately £425 million to these schemes in 2005. The table above also excludes details of future cash flows related to certain insurance liabilities due to uncertainty as to their amounts and timing.

At 31 December 2004, Lloyds TSB Group also had £5,852 million of undated long-term debt outstanding.

Off-balance sheet arrangements

The following table sets out the amounts and maturities of Lloyds TSB Group’s other commercial commitments at 31 December 2004. These commitments are not included in Lloyds TSB Group’s consolidated balance sheet.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m
Acceptances	67	3	1	–	71
Guarantees	5,927	332	423	104	6,786
Other contingent liabilities	1,381	145	51	92	1,669
Total contingent liabilities	7,375	480	475	196	8,526
Lending commitments	64,491	9,060	7,564	2,090	83,205
Other commitments	2,000	21	61	3	2,085
Total commitments	66,491	9,081	7,625	2,093	85,290
Total contingents and commitments	73,866	9,561	8,100	2,289	93,816

Lending commitments are agreements to lend to customers in accordance with contractual provisions; these are either for a specified period or, as in the case of credit cards and overdrafts, represent a revolving credit facility which can be drawn down at any time, provided that the agreement has not been terminated. The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.

Lloyds TSB Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. Lloyds TSB Group currently offers securitisation facilities to its corporate and financial institution client base through two conduit securitisation vehicles, Cancara Asset Securitisation Limited (“Cancara”) and Obelisk Funding (No.2) Limited (“Obelisk”). These are funded in the global asset-backed commercial paper market. Cancara is the primary conduit sponsored by Lloyds TSB Bank plc, was established in 2002 and commenced funding in 2003. Cancara is divided into three subgroups of companies:

a) the issuer companies, Cancara and Cancara Asset Securitisation LLC (‘Cancara LLC’), which issue the commercial paper in the US and Euro asset-backed commercial paper markets to third party investors and are bankruptcy remote special purpose limited liability companies. Cancara is wholly owned by an independent charitable trust; Cancara LLC is a subsidiary of Cancara;

b) the purchasing companies, Gresham Receivables Nos. 1, 2 (UK), 3, 4 and 5 Limited, which purchase customer receivables and fund these via a secured loan or discounted note from Cancara, are bankruptcy remote special purpose vehicles, each wholly owned by one or more independent charitable trusts; and

c) the investment purchasing companies, Dragon Securities Nos. 1, 2, 3, 4, 5, 6 and 7 Limited, which purchase asset-backed securities (backed by third party assets) from the market and initially also from Lloyds TSB Group. As Lloyds TSB Bank acts as investment adviser to the investment purchasing companies and receives a performance related fee, the companies are consolidated by Lloyds TSB Group under the provisions of Financial Reporting Standard 5 as quasi-subsidiaries.

Other than certain third party asset-backed securities mentioned above, Lloyds TSB Group does not sell its own assets to the other purchasing companies or issuer companies nor does it, or any of its subsidiaries or affiliates, have an affiliation through ownership control or otherwise to these companies. However, Lloyds TSB Group does provide liquidity facilities to the issuer, purchasing and investment purchasing companies to fund short-term cash deficits that may arise through timing differences between cash receipts from the receivables and cash payments to the holders of the commercial paper. As at 31 December 2004 Lloyds TSB Bank plc provided asset-backed commercial paper liquidity support facilities to the purchasing companies, investment purchasing companies and Cancara totalling approximately £4.4 billion. As of the same date total assets held by the purchasing companies, investment purchasing companies and Cancara totalled approximately £4.4 billion, of which £3.0 billion has been consolidated into the Lloyds TSB Group’s balance sheet.

At 31 December 2004 Lloyds TSB Group also acted as sponsor to an additional conduit securitisation purchasing entity, Obelisk. This is wholly owned by an independent trust and administered by a third party. This entity purchases securities or receivables from customers funded by secured lending from a third party, which in turn issues asset-backed commercial paper to investors. Lloyds TSB Group does not sell its own receivables to this entity, but the assets and obligations of Obelisk are included in Lloyds TSB Group’s consolidated balance sheet. Lloyds TSB Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

As at 31 December 2004 Obelisk held assets of approximately £0.2 billion, primarily loans and investments. Lloyds TSB Bank provided asset-backed commercial paper liquidity support facilities of approximately £0.3 billion.

Within Lloyds TSB Group’s insurance and investments businesses, the principal sources of liquidity are premiums received from policyholders, charges levied upon policyholders, investment income and the proceeds from the sale and maturity of investments. The investment policies followed by Lloyds TSB Group’s life assurance companies take account of anticipated cash flow requirements including by matching the cash inflows with projected liabilities where appropriate. Cash deposits and highly liquid government securities are available to provide liquidity to cover any higher than expected cash outflows.

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

Capital resources

The total capital resources of Lloyds TSB Group are set out below:

	31 December 2004 £m	31 December 2003 £m	31 December 2002 £m

Minority interests (equity and non-equity)	596	727	731
Called-up share capital	1,419	1,418	1,416
Share premium account	1,145	1,136	1,093
Merger reserve	343	343	343
Profit and loss account	7,070	6,727	5,091
Shareholders’ funds (equity and non-equity)	9,977	9,624	7,943
	10,573	10,351	8,674
Undated loan capital	5,852	5,959	5,496
Dated loan capital	4,400	4,495	4,672
	20,825	20,805	18,842

Lloyds TSB Group’s total capital resources increased by £20 million during 2004. Minority interests were £131 million lower following the repayment of third party investments in certain structured finance transactions which were wound up in the year. Shareholders’ funds increased by £353 million mainly due to retained profits, partly offset by actuarial losses recognised in the Lloyds TSB Group’s post-retirement benefit schemes. Loan capital decreased by £202 million due to negative exchange rate movements and the fact that loan capital repayments have exceeded new issues in the year.

Capital ratios

Lloyds TSB Group

The Group’s regulatory capital is divided into tiers defined by the European Community Banking Consolidation Directive as implemented in the UK by the FSA’s Interim Prudential Sourcebook for Banks. Tier 1 comprises mainly shareholders’ funds, tier 1 capital instruments and minority interests, after deducting goodwill and other intangible assets. Tier 2 comprises general bad debt provisions, and qualifying subordinated loan capital, with restrictions on the amount of general provisions and loan capital which may be included. Total capital is reduced by deducting investments in subsidiaries and associates which are not consolidated for regulatory purposes and investments in the capital of other credit/financial institutions. In the case of Lloyds TSB Group, this means that the net assets of its life assurance and general insurance businesses are deducted from the Group’s regulatory capital.

Risk-weighted assets are determined according to a broad categorisation of the nature of each asset or exposure and counterparty and, for the trading book, by taking into account market-related risks.

	31 December 2004 £m	31 December 2003 £m	31 December 2002 £m
Capital:
Tier 1	11,725	11,223	9,442
Tier 2	8,800	8,935	8,846
	20,525	20,158	18,288
Supervisory deductions	(7,252)	(6,898)	(6,573)
Total regulatory capital	13,273	13,260	11,715
Total risk-weighted assets	132,173	117,732	122,411
Risk asset ratios:
Total capital	10.0%	11.3%	9.6%
Tier 1	8.9%	9.5%	7.7%
Post-tax return on average risk-weighted assets	2.01%	2.63%	1.62%

At 31 December 2004, the risk asset ratios were 10.0 per cent for total capital and 8.9 per cent for tier 1 capital. The 8.9 per cent tier 1 capital ratio appears higher than would perhaps be expected and reflects the higher level of supervisory deductions resulting from the Lloyds TSB Group’s significant investment in its life assurance operations.

The Lloyds TSB Group’s capital management policy is focused on optimising value for shareholders. There is a clear focus on delivering organic growth and expected capital retentions are sufficient to support planned levels of growth. However, management also wishes to maintain the flexibility to make value enhancing ‘in market’ acquisitions and therefore, at this stage, there are no plans to return capital to shareholders other than by way of dividend payments. Management will keep all options for the utilisation of capital under review.

There are strict limits imposed by the regulatory authorities as to the proportion of the Lloyds TSB Group’s regulatory capital base that can be made up of subordinated debt and preferred securities. The Lloyds TSB Group’s capacity to raise new debt capital for regulatory purposes increases as profits are retained; at 31 December 2004, the Lloyds TSB Group had capacity to raise approximately £2,900 million of tier 2 debt capital, compared to approximately £2,300 million at 31 December 2003. This increase reflects the effects of retained profits and favourable exchange rate movements. The unpredictable nature of movements in the value of the investments supporting the long-term assurance funds could cause the amount of qualifying tier 2 capital to be restricted because of falling tier 1 resources. The Lloyds TSB Group seeks to ensure that even in the event of such restrictions the total capital ratio will remain adequate.

During 2004, total capital for regulatory purposes increased by £13 million to £13,273 million. Tier 1 capital increased by £502 million, mainly as a result of profit retentions. However, tier 2 capital decreased by £135 million largely due to the reduction in the Lloyds TSB Group’s general bad debt provision. There was an increase in supervisory deductions of £354 million, mainly as a result of an increase of £300 million in the long-term assurance business attributable to the shareholder to £6,781 million, from £6,481 million in December 2003.

Life assurance businesses

The principal subsidiaries involved in the Group’s life assurance operations during the year were Scottish Widows plc (‘Scottish Widows’, the Group’s principal provider of life assurance, pensions and investment products, which holds the only large with-profits fund managed by the Lloyds TSB Group), Scottish Widows Annuities Limited (a subsidiary of Scottish Widows that accepts the reinsurance of annuity business from its parent), Abbey Life Assurance Company Limited (‘Abbey Life’) and Lloyds TSB Life Assurance Company Limited (‘Lloyds TSB Life’). Since March 2000 both Abbey Life and Lloyds TSB Life have continued to administer existing policies and have undertaken only limited new business. No change in this activity is anticipated in respect of Abbey Life. On 31 December 2004, Lloyds TSB Life ceased trading and transferred most of its assets and insurance business to Scottish Widows.

Available capital resources

Available capital resources represent the excess of assets over liabilities calculated in accordance with detailed regulatory rules issued by the FSA. Different rules apply depending on the nature of the fund, as detailed below.

Statutory basis. Assets are generally valued on a basis consistent with that used for accounting purposes (with the exception that, in certain cases, the value attributed to assets is limited) and which follows a market value approach where possible. With the express permission of the FSA, an intangible asset can be recognised which represents the present value of future releases of prudent margins on business written. The liabilities are calculated using a projection of future cash flows after making prudent assumptions about matters such as investment return, expenses and mortality. Discount rates used to value the liabilities are set with reference to the risk adjusted yields on the underlying assets in accordance with the FSA rules. Other assumptions are based on recent actual experience, supplemented by industry information where appropriate. The assessment of liabilities does not include future bonuses for with-profits policies that are at the discretion of the Company, but does include a value for policyholder options likely to be exercised.

‘Realistic’ basis. The FSA requires each life assurance company which contains a with-profits fund in excess of £500 million, including Scottish Widows, to carry out a ‘realistic’ valuation of that fund. The word ‘realistic’ in this context reflects the terminology used for reporting to the FSA and is an assessment of the financial position of a with-profits fund calculated under a prescribed methodology. The methodology has the effect of limiting the assumed average future investment return to the risk-free rate and represents a best estimate of a theoretical market value of the liabilities.

The valuation of with-profits assets in the With-Profits Fund on a realistic basis differs from the valuation on a statutory basis as, in respect of non-profits business written in the With-Profits Fund, it includes the present value of the anticipated future release of the prudent margins for adverse deviation. The realistic valuation uses the market value of assets without the limit affecting the statutory basis noted above.

The realistic valuation of liabilities is carried out using a stochastic simulation model which values liabilities on a basis consistent with tradable market option contracts (a ‘market-consistent’ basis). The model takes account of policyholder behaviour on a best-estimate basis and includes an adjustment to reflect future uncertainties where the exercise of options by policyholders might increase liabilities. Further details regarding the stochastic simulation model are given below in the section entitled ‘Options and guarantees’.

Regulatory capital requirements

Each life assurance company must retain sufficient capital to meet the regulatory capital requirements mandated by the FSA; the basis of calculating the regulatory capital requirement is given below. For the companies described above, with the exception of Scottish Widows, the regulatory capital requirement is a combination of amounts held in respect of actuarial reserves and sums at risk (the Long-Term Insurance Capital Requirement) and amounts required to cover various stress tests. The regulatory capital requirement is deducted from the available capital resources to give ‘statutory excess capital’.

For Scottish Widows, a further test is required in respect of the With-Profits Fund which compares the level of ‘realistic excess capital’ to the ‘statutory excess capital’ of the With-Profits Fund and, in circumstances where the ‘realistic excess capital’ position is less, the Company is required to hold additional capital to cover the shortfall. The ‘realistic excess capital’ is calculated as the difference between realistic assets and realistic liabilities of the With-Profits Fund with a further deduction to cover various stress tests. Any additional capital requirement under this test is referred to as the With-Profits Insurance Capital Component.

The determination of realistic liabilities of the With-Profits Fund in respect of Scottish Widows includes the value of internal transfers expected to be made from the With-Profits Fund to the Non-Participating Fund of Scottish Widows. These internal transfers include charges on policies where the associated costs are borne by the Non-Participating Fund. The value of the transfers exceeds the value of the costs which, in the case of Scottish Widows, results in the somewhat artificial increase in the With-Profits Insurance Capital Component of over £500 million.

Constraints over available capital resources

Scottish Widows was created following the demutualisation of Scottish Widows Fund and Life Assurance Society in 2000. The terms of the demutualisation are governed by a Court-approved Scheme of Transfer (the ‘Scheme’) which, inter alia, created a With-Profits Fund and a Non-Participating Fund and established protected capital support for the with-profits policyholders in existence at the date of demutualisation. Much of that capital support is held in the Non-Participating Fund and, as such, the capital held in that fund is subject to the constraints noted below.

Requirement to maintain a Support Account. The Scheme requires the maintenance of a ‘Support Account’ within the Non-Participating Fund. The quantum of the Support Account is calculated with reference to the value of assets backing current with-profits policies which also existed at the date of demutualisation and must be maintained until the value of these assets reaches a minimum level. Assets can only be transferred from the Non-Participating Fund if the value of the remaining assets in the fund exceeds the value of the Support Account. Scottish Widows has obtained from the FSA permission to include the value of the Support Account in assessing the realistic value of assets available to the With-Profits Fund. At 31 December 2004, the value of surplus admissible assets in the Non-Participating Fund was £2,222 million and the value of the Support Account was £1,265 million.

Further Support Account. The Further Support Account is an extra tier of capital support for the with-profits policies in existence at the date of demutualisation. The Scheme requires that assets can only be transferred from the Non-Participating Fund if the economic value of the remaining assets in the fund exceeds the aggregate of the Support Account and Further Support Account. Unlike the Support Account test, the economic value used for this test includes both admissible assets and the present value of future profits of business written in the Non-Participating Fund or by any subsidiaries of that fund. The balance of the Further Support Account is expected to reduce to nil by the year 2030. At 31 December 2004, the net economic value of the Non-Participating Fund and its subsidiaries for the purposes of this test was £4,185 million and the combined value of the Support Account and Further Support Account was £2,704 million.

Other restrictions in the Non-Participating Fund. The Scheme states that no amounts can be transferred from the Non-Participating Fund of Scottish Widows unless there are sufficient assets within the Long-Term Fund to meet both policyholders’ reasonable expectations in light of liabilities in force at a year end and the new business expected to be written over the following year.

Financial information calculated on a ‘realistic’ basis

The estimated financial position of the With-Profits Fund of Scottish Widows at 31 December 2004, calculated on a ‘realistic’ basis, is given in the following table, in the form that the information will be reported to the FSA. As a result of the capital support arrangements, it is considered appropriate to also disclose the ‘realistic’ financial position of the Long-Term Fund of Scottish Widows as a whole, which consists of both the With-Profits Fund and the Non-Participating Fund.

	With-Profits Fund	Long-Term Fund
	£m	£m
Realistic value of assets of fund	17,814	22,012
Support arrangement assets (value of ‘Support Account’)	1,265	–
Realistic value of assets available to the fund	19,079	22,012
Realistic value of liabilities of fund	(18,108)	(17,827)
Working capital for fund	971	4,185
Working capital ratio for fund	5.1%	19.0%

Scottish Widows continues to be well capitalised with the working capital ratios for the With-Profits Fund and the Long-Term Fund being an estimated 5.1 per cent and 19.0 per cent respectively.

The realistic liabilities of the With-Profits Fund disclosed above include amounts payable from the With-Profits Fund to the Non-Participating Fund of Scottish Widows in respect of the shareholders’ share of future bonuses and other charges due as a result of the Scheme. The value of the liabilities excluding the shareholders’ share of future bonuses is £17,988 million. The value of the liabilities excluding the value placed on all interfund transfers is £17,353 million, and the value of excess assets in the With-Profits Fund after eliminating those amounts (excluding the value of the Support Account) is £461 million.

The following table reconciles the value of the Long-Term Fund of Scottish Widows quoted above to the total shareholders’ funds attributable to the life assurance business of the Group, calculated on a modified statutory solvency basis:

Life assurance business £m
Total shareholders’ funds on a modified statutory solvency basis* (see note 29 to the financial statements)	4,581
Adjustments to restate amounts onto an FSA statutory basis	(502)
Available capital resources on an FSA statutory basis excluding the With-Profits Fund	4,079
Fund for future appropriations**	1,354
Total available capital resources on an FSA statutory basis	5,433
Capital resources held outside the Long-Term Fund of Scottish Widows	(1,260)
Net effect of adjustments to restate amounts onto a realistic basis	12
Excess assets in the Long-Term Fund of Scottish Widows on a realistic basis	4,185

*

A reconciliation of the total shareholders’ funds on a modified statutory solvency basis (£4,581 million) to the amount included in the Group’s balance sheet on an embedded value basis (£6,781 million) is included in note 29(h) to the financial statements.

**

The fund for future appropriations included in the table relates to the With-Profits Fund of Scottish Widows only; the figure disclosed in note 29(h) to the financial statements (£1,379 million) includes £25 million in respect of the other life funds of the Group.

Capital sensitivities

Shareholders’ funds

Shareholders’ funds outside the long-term business fund are mainly invested in assets that are less sensitive to market conditions.

With-Profits Fund

The with-profits realistic liabilities and the available capital for the With-Profits Fund are sensitive to both market conditions and changes to a number of non-economic assumptions that affect the valuation of the liabilities of the fund. The available capital resources (and capital requirements) are most sensitive to the level of the stock market, with the position worsening at lower stock market levels as a result of the guarantees to policyholders increasing in value. An increase in the level of equity volatility implied by the market cost of equity put options also increases the market consistent value of the options given to policyholders and worsens the capital position.

The most critical non-economic assumptions are the level of take-up of options inherent in the contracts (higher take up rates are more onerous), mortality rates (lower mortality rates are more onerous) and lapses prior to dates at which a guarantee would apply (lower lapse rates are generally more onerous where guarantees are in the money). The sensitivity of the capital position and capital requirements of the With-Profits Fund is partly mitigated by the actions that can be taken by management.

Other long-term funds

Outside the With-Profits Fund, assets backing actuarial reserves in respect of policyholder liabilities are invested so that the values of the assets and liabilities are broadly matched. The most critical non-economic assumptions are mortality rates in respect of annuity business written (lower mortality rates are more onerous). The Group has reduced its exposure to deteriorating mortality rates in respect of life assurance contracts through its reinsurance arrangements. In addition, poor cost control would gradually depreciate the available capital and lead to an increase in the valuation of the liabilities (through an increased allowance for future costs).

Formal intra-group capital arrangements

Scottish Widows has a formal arrangement with one of its subsidiary undertakings, Scottish Widows Unit Funds Limited, whereby the subsidiary company can draw down capital from Scottish Widows to finance new business which is reinsured from the parent to its subsidiary. Scottish Widows has also provided subordinated loans to its fellow group undertakings, Scottish Widows Annuities Limited and Scottish Widows Bank plc.

Options and guarantees

The Group has sold insurance products that contain options and guarantees, both within the With-Profits Fund and in other funds.

Options and guarantees within the With-Profits Fund

The most significant options and guarantees provided from within the With-Profits Fund are in respect of guaranteed minimum cash benefits on death, maturity, retirement or certain policy anniversaries, and guaranteed annuity options on retirement for certain pension policies. As noted above, under the realistic capital regime of the FSA, the liabilities of the With-Profits Fund are valued using a market-consistent stochastic simulation model. This model is used in order to place a value on the options and guarantees which captures both their intrinsic value and their time value.

The most significant economic assumptions included in the model are:

•	Risk-free yield curve. This is derived from the yield on UK gilts, with an additional 0.1 per cent yield assumed to be risk-free;
•

Investment volatility. This is derived from derivatives where possible, or historical observed volatility where it is not possible to observe meaningful prices. As at 31 December 2004, the assumptions were set at 18 per cent for equities, 15 per cent for properties and 13 per cent for interest rates.

The model includes a matrix of the correlations between each of the underlying modelled asset types. The correlations used are consistent with long-term historical returns. The most significant non-economic assumptions included in the model are management actions (in respect of investment policy and bonus rates), guaranteed annuity option take up rates and assumptions regarding persistency (both of which are based on recent actual experience), and assumptions regarding mortality (which are based on recent actual experience and industry tables).

Options and guarantees outside the With-Profits Fund of Scottish Widows

Abbey Life currently has a number of policies in-force which have a guaranteed annuity option. In total it holds statutory reserves of £288 million to cover this liability at 31 December 2004. These reserves have been determined using prudent future interest rate, mortality rate and rate of annuity option take-up assumptions and exceed the value that would be placed on them using a market-consistent stochastic model. It is estimated that a 0.5 per cent reduction in future interest rates would increase the liability by some £45 million.

Under some of Abbey Life’s older contracts, the maturity value or the surrender value at the end of the selected period is guaranteed to be not less than total premiums paid or sums assured. The total provision for these options was £11 million at 31 December 2004 and was established using stochastic techniques after making prudent assumptions.

In both Abbey Life and Scottish Widows, certain personal pension policyholders, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £89 million in respect of those guarantees. If future salary growth were 0.5 per cent per annum greater than assumed, the liability would increase by some £6 million. If yields were 0.5 per cent lower than assumed, the liability would increase by some £15 million.

Corporate responsibility

Lloyds TSB Group has long recognised the importance of corporate responsibility (sometimes described as corporate social responsibility). It is one of the UK’s largest corporate givers; it has award winning policies in equality and diversity, employee relations and training and development; and it has leading edge systems for the assessment of environmental risks in lending. This track record is reflected in sector leading performance in a variety of corporate responsibility indices, league tables and investor ratings.

The Group recognises that social, ethical and environmental (SEE) issues bring both risks and opportunities. The Group’s full response to such issues is detailed in its separate corporate responsibility report.

The Group has a corporate responsibility steering committee chaired by the deputy group chief executive and comprising the senior executives of those businesses most directly affected by SEE issues. The committee meets quarterly to recommend strategy and direction. The board reviews overall corporate responsibility performance annually and individual issues are subject to board discussion throughout the year. During 2003, the Group introduced a human rights policy and in 2004 has conducted a self-assessment audit that confirms compliance with the policy in all countries of operation.

The board believes that the systems in place to manage significant SEE risks are effective and provide adequate information to identify and assess the short and long-term risks arising from SEE matters. One of the most significant risks is that posed by climate change, which affects the whole business of insurance – claims, regulation, investment returns and operating costs. Storm and flood damage claims in the UK have doubled to £6 billion since 1998. Lloyds TSB Insurance recognises this risk and is working with the Association of British Insurers and the government to prevent further building on flood plains. In addition it offers advice to homeowners on how to protect their properties against extreme weather conditions. These measures have ensured that Lloyds TSB Insurance is currently able to continue offering cover to renewing customers in areas considered prone to flooding, while managing its exposure through pricing and underwriting controls.

The board is satisfied that relevant corporate responsibility risks have been assessed during 2004 and that they do not pose a material threat to the Company.

During 2004 the Group further embedded its balanced scorecard as a tool to support the business strategy and values and to provide a means to balance the needs of customers, staff and shareholders. The balanced scorecard seeks to ensure that staff performance is measured on customer service, building customer relationships, people management and assessment of risk as well as sales and financial measures. Where appropriate, management remuneration and incentives are linked directly to specific areas of corporate responsibility performance: for example service quality.

Robust internal audit systems are in place to review adherence to policies and procedures and environmental performance is subject to external independent verification. Overall, the board is satisfied that the Company complies with its corporate responsibility related policies and procedures.

Investment portfolio, maturities, deposits, short-term borrowings

Investment securities and other securities

The following table sets out the book value and valuation of Lloyds TSB Group’s investment securities and other securities at 31 December for each of the three years indicated.

	2004 Book value £m	2004 Valuation £m	2003 Book value £m	2003 Valuation £m	2002 Book value £m	2002 Valuation £m
Investment securities[1]
Bank and building society certificates of deposit	1,901	1,902	2,515	2,515	3,147	3,148
Corporate debt securities	2,581	2,587	1,895	1,890	1,495	1,496
Mortgage backed securities	2,774	2,781	2,211	2,212	893	892
Other asset backed securities	3,761	3,756	3,942	3,951	2,817	2,820
Other debt securities	1,140	1,141	1,283	1,284	1,369	1,367
Securities of the US treasury and US government agencies	1,665	1,666	1,624	1,626	1,740	1,736
Other government securities	546	547	271	276	400	405
Other public sector securities	–	–	–	–	1	1
Equity shares	39	63	35	131	38	67
	14,407	14,443	13,776	13,885	11,900	11,932
Other securities
Securities of the US treasury and US government agencies	32	32	38	38	40	40
Other government securities	4,492	4,492	7,215	7,215	5,995	5,995
Other public sector securities	51	51	106	106	112	112
Bank and building society certificates of deposit	–	–	–	–	340	340
Corporate debt securities	5,733	5,733	6,785	6,785	7,842	7,842
Mortgage backed securities	504	504	664	664	1,838	1,838
Other asset backed securities	14	14	120	120	1,191	1,191
Other debt securities	–	–	–	–	94	94
Equity shares	176	176	423	423	168	168
	11,002	11,002	15,351	15,351	17,620	17,620
[1]

Investment securities are those intended for use on a continuing basis in the activities of Lloyds TSB Group and not for dealing purposes. Investment securities held by Lloyds TSB Group’s insurance businesses are not included.

Maturities and weighted average yields of debt securities

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2004 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Investment securities
Bank and building society certificates of deposit	1,851	4.5	50	3.6	–	–	–	–
Corporate debt securities	358	5.9	1,799	3.8	393	2.7	31	2.5
Mortgage backed securities	7	2.4	1,670	3.8	1,060	4.2	37	1.3
Other asset backed securities	82	2.8	2,813	3.1	727	3.9	139	4.4
Other debt securities	262	2.1	385	4.9	486	3.5	7	0.5
Securities of the US treasury and US government agencies	44	1.6	482	1.7	1,076	1.7	63	1.7
Other government securities	523	1.2	21	2.5	2	12.4	–	–
Total book value	3,127		7,220		3,744		277
Other securities
Securities of the US treasury and US government agencies	–	–	–	–	32	4.2	–	–
Other government securities	42	0.6	903	2.6	3,547	3.3	–	–
Other public sector securities	5	4.9	46	3.1	–	–	–	–
Corporate debt securities	916	2.5	4,422	3.1	395	3.5	–	–
Mortgage backed securities	–	–	238	2.9	236	3.6	30	3.9
Other asset backed securities	–	–	–	–	14	4.7	–	–
Total book value	963		5,609		4,224		30

Maturity analysis and interest rate sensitivity of loans and advances to customers and banks as at 31 December 2004

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis as at 31 December 2004.

All amounts are before deduction of provisions and interest in suspense. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five years £m	Total £m
Domestic
Loans and advances to banks	19,066	1,387	316	20,769
Loans and advances to customers:
– Mortgages	2,200	10,747	67,118	80,065
– Other personal lending	13,782	8,868	183	22,833
– Financial, business and other services	7,531	2,867	1,705	12,103
– Lease financing	529	1,516	4,342	6,387
– Hire purchase	1,677	3,006	145	4,828
– Other	11,162	7,029	6,903	25,094
Total domestic loans	55,947	35,420	80,712	172,079
Total foreign loans	4,162	1,303	1,945	7,410
Total loans	60,109	36,723	82,657	179,489
Of which:
– Fixed interest rate	39,345	18,797	32,475	90,617
– Variable interest rate	20,764	17,926	50,182	88,872

Deposits

The following table shows the details of Lloyds TSB Group’s average customer deposits in each of the past three years.

	2004 Average balance £m	2004 Average rate %	2003 Average balance £m	2003 Average rate %	2002 Average balance £m	2002 Average rate %
Deposits in domestic offices
Non-interest bearing demand deposits	3,134	–	2,745	–	5,985	–
Interest-bearing demand deposits	29,726	0.47	26,036	0.35	19,150	0.49
Savings deposits	49,516	3.63	47,041	2.82	43,585	3.14
Time deposits	26,684	4.15	24,787	3.47	20,794	3.74
Total domestic office deposits	109,060	2.79	100,609	2.27	89,514	2.50
Deposits in foreign offices
Non-interest bearing demand deposits	372	–	845	–	789	–
Interest-bearing demand deposits	673	0.89	1,608	2.99	1,410	1.56
Savings deposits	285	1.05	2,183	4.35	2,049	5.08
Time deposits	1,345	2.30	4,846	6.34	7,806	11.11
Total foreign office deposits	2,675	1.50	9,482	4.75	12,054	8.24
Total average deposits	111,735	2.76	110,091	2.48	101,568	3.18

Certificates of deposit and other time deposits

The following table gives details of Lloyds TSB Group’s certificates of deposit issued and other time deposits as at 31 December 2004 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
Domestic
Certificates of deposit	10,585	1,299	729	10	12,623
Time deposits	37,687	2,783	916	3,332	44,718
	48,272	4,082	1,645	3,342	57,341
Foreign
Certificates of deposit and other time deposits	8,088	375	322	299	9,084
Total	56,360	4,457	1,967	3,641	66,425

Short-term borrowings

Short-term borrowings are included within the balance sheet captions ‘Deposits by banks’, ‘Customer accounts’ and ‘Debt securities in issue’ and are not identified separately on the balance sheet. The short-term borrowings of Lloyds TSB Group consist of overdrafts from banks, securities sold under agreements to repurchase, certificates of deposit issued, commercial paper and promissory notes issued and other marketable paper. Securities sold under agreements to repurchase and certificates of deposit issued are the only significant short-term borrowings of Lloyds TSB Group.

The following table gives details of these significant short-term borrowings of Lloyds TSB Group for each of the past three years.

	2004 £m	2003 £m	2002 £m
Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	10,571	4,640	6,157
Average balance for the year	7,112	4,848	6,294
Maximum balance during the year	13,096	7,395	9,697
Average interest rate during the year	4.5%	4.5%	4.7%
Interest rate at the year end	4.6%	4.0%	4.6%
Certificates of deposit issued
Balance at the year end	15,226	16,415	21,246
Average balance for the year	17,470	20,663	22,040
Maximum balance during the year	19,287	22,500	26,199
Average interest rate during the year	3.6%	3.1%	3.2%
Interest rate at the year end	4.1%	3.2%	3.2%

MANAGEMENT AND EMPLOYEES

Directors and senior management

The Group is led by a board comprising executive and non-executive directors with wide experience. The appointment of directors is considered by the board and, following the provisions in the articles of association, they must stand for election by the shareholders at the first annual general meeting following their appointment and must retire, and may stand for re-election by the shareholders, at least every three years. Executive directors normally retire at age 60, as required by their service agreements. Independent non-executive directors are appointed for three-year renewable terms, which may be terminated without notice or payment of compensation.

The board meets at least nine times a year. It has a programme designed to enable the directors regularly to review corporate strategy and the operations and results of the businesses and discharge their duties within a framework of prudent and effective controls relating to the assessing and managing of risk.

The roles of the chairman, the group chief executive and the board and its governance arrangements, including the schedule of matters specifically reserved to the board for decision, are reviewed annually. The matters reserved to the board for decision include the approval of the annual report and accounts and any other financial statements; the payment of dividends; the long-term objectives of the Group; the strategies necessary to achieve these objectives; the Group’s budgets and plans; significant capital expenditure items; significant investments and disposals; the basis of allocation of capital within the Group; the organisation structure of the Group; the arrangements for ensuring that the Group manages risks effectively; any significant change in accounting policies or practices; the appointment of the Company’s main professional advisers; and the appointment of senior executives within the organisation and the related forward planning.

The board has delegated to management the power to make decisions on operational matters, including those relating to credit, liquidity and market risk, within an agreed framework.

All directors have access to the services of the company secretary, and independent professional advice is available to the directors at the Group’s expense, where they judge it necessary to discharge their duties as directors.

The board evaluates its performance and that of its committees and individual directors. The process adopted, using an internally produced questionnaire, affords directors the opportunity, through their membership of boards of other companies, in the UK and overseas, to draw on their experience to endeavour to ensure that the Group follows best practice. It also enables directors to suggest how the board’s procedures may be improved; to assess strengths and weaknesses; and to address its balance of skills, knowledge and experience. The committees, themselves, assess their respective roles, performance and terms of reference and report accordingly to the board.

The chairman’s performance is evaluated by the non-executive directors, led by the senior independent director, taking account of the views of executive directors.

The remuneration committee reviews the performance of the chairman, the deputy chairman, the group chief executive and the other group executive directors, when considering their remuneration arrangements. The nomination committee reviews the performance of all the directors. Like all board committees, the nomination committee and remuneration committee report to the board on their deliberations, including the results of these performance evaluations.

The chairman has a private discussion at least once a year with every director on a wide range of issues affecting the Group, including any matters which the directors, individually, wish to raise.

There is an induction programme for all new directors, which is tailored to their specific requirements and includes visits to individual businesses and meetings with senior management. Additional training and updates on particular issues are arranged as appropriate.

In order to develop an understanding of the views of major shareholders, the board receives regular reports from the group finance director and the director of investor relations.

The chairman, the group chief executive and the group finance director also have meetings with representatives of major shareholders and the senior independent director and the chairman of the audit committee attend some of these meetings. In addition, all directors are invited to attend investment analysts’ and stockbrokers’ briefings on the financial results.

All shareholders are encouraged to attend and participate in the Group’s annual general meeting.

Board of directors

Biographical details of the board of directors are given below.

Maarten A van den Bergh¿¿++

Chairman

Joined the Group in 2000 as deputy chairman and was appointed chairman in 2001. Joined the Royal Dutch/Shell Group of companies in 1968 and after a number of senior and general management appointments in that group, became group managing director in 1992. Appointed president of Royal Dutch Petroleum Company and vice chairman of the committee of managing directors of the Royal Dutch/Shell Group in 1998 and continued in these roles until 2000. A non-executive director of Royal Dutch Petroleum Company, BT Group and British Airways, and a member of the supervisory board of Akzo Nobel. Aged 63.

Wolfgang C G Berndt ●††

Joined the board in 2003. Joined Procter and Gamble in 1967 and held a number of senior and general management appointments in Europe, South America and North America, before retiring in 2001. A non-executive director of Cadbury Schweppes and GfK AG. Board member of the Institute for the Future. Aged 62.

Ewan Brown CBE FRSE ▲**¿+

Chairman of Lloyds TSB Scotland

A director since 1999. A non-executive director of Lloyds TSB Scotland since 1997. Joined Noble Grossart in 1969 and was an executive director of that company until December 2003. Chairman of Transport Initiatives Edinburgh. A non-executive director of John Wood Group, Noble Grossart and Stagecoach Holdings. Aged 63.

Gavin J N Gemmell CBE ●*

Chairman of Scottish Widows

Joined the board in 2002. A non-executive director of Scottish Widows, having been appointed to the board of that company before it became a member of the Lloyds TSB Group. Retired as senior partner of Baillie Gifford in 2001, after 37 years with that firm. A non-executive director of Archangel Informal Investment. Chairman of the Court of Heriot-Watt University. Aged 63.

Sir Julian Horn-Smith ●†+

Joined the board on 1 January 2005. Joined Vodafone in 1984 and held a number of senior and general management appointments before being appointed to the board of that company in 1996 and deputy chief executive officer in 2005. Previously held positions in Rediffusion from 1972 to 1982 and Mars GB from 1982 to 1984. A non-executive director of Smiths Group. Aged 56.

DeAnne S Julius CBE ●†¿

Joined the board in 2001. Held a number of senior appointments in the UK and USA with the World Bank, Royal Dutch/Shell Group and British Airways, before membership of the Bank of England Monetary Policy Committee from 1997 to 2001. Chaired HM Treasury’s banking services consumer codes review group in 2000/1. Chairman of the Royal Institute of International Affairs. A non-executive director of BP, Serco Group and Roche Holdings SA. Aged 56.

Angela A Knight ●*

Joined the board in 2003. Deputy chairman of Scottish Widows, having been appointed to the board of that company before it became a member of the Lloyds TSB Group. A member of parliament from 1992 to 1997 and Economic Secretary to the Treasury from 1995 to 1997. Chief Executive of the Association of Private Client Investment Managers and Stockbrokers. A non-executive director of Logica CMG and the Port of London Authority. Aged 54.

J Eric Daniels

Group Chief Executive

Joined the board in 2001 as group executive director, UK Retail Banking before his appointment as group chief executive in June 2003. Served with Citibank from 1975 and held a number of senior and general management appointments in the USA, South America and Europe before becoming chief operating officer of Citibank Consumer Bank in 1998. Following the Citibank/Travelers merger in 1998, he was chairman and chief executive officer of Travelers Life and Annuity until 2000. Chairman and chief executive officer of Zona Financiera from 2000 to 2001. Aged 53.

Michael E Fairey

Deputy Group Chief Executive

Joined TSB Group in 1991 and held a number of senior and general management appointments before being appointed to the board in 1997 and deputy group chief executive in 1998. Joined Barclays Bank in 1967 and held a number of senior and general management appointments, including managing director of Barclays Direct Lending Services from 1990 to 1991. President of The British Quality Foundation. Aged 57.

Terri A Dial

Group Executive Director, UK Retail Banking

Joined the board in June 2005. Served with Wells Fargo in the USA from 1973 to 2001 where she held a number of senior and general management appointments before becoming president and chief executive officer of Wells Fargo Bank in 1998. A non-executive director of the LookSmart Corporation and Onyx Software. Aged 55.

Archie G Kane

Group Executive Director, Insurance and Investments

Joined TSB Commercial Holdings in 1986 and held a number of senior and general management appointments in Lloyds TSB Group before being appointed to the board in 2000, as group executive director, IT and Operations. Appointed group executive director, Insurance and Investments in October 2003. After some 10 years in the accountancy profession, joined General Telephone & Electronics Corporation in 1980, serving as finance director in the UK from 1983 to 1985. Aged 53.

G Truett Tate

Group Executive Director, Wholesale and International Banking

Joined the Group in 2003 as managing director, Corporate Banking before being appointed to the board in 2004. Served with Citigroup from 1972 to 1999, where he held a number of senior and general management appointments in the USA, South America, Asia and Europe. He was president and chief executive officer of eCharge Corporation from 1999 to 2001 and co-founder and vice chairman of the board of Chase Cost Management Inc from 1996 to 2003. Aged 55.

Helen A Weir

Group Finance Director

Joined the board in 2004. Group finance director of Kingfisher from 2000 to 2004. Previously finance director of B&Q from 1997, having joined that company in 1995, and held a senior position at McKinsey & Co from 1990 to 1995. Began her career at Unilever in 1983. A member of the Accounting Standards Board and a non-executive director of The City of London Investment Trust. Aged 42.

*	Member of the audit committee
**	Chairman of the audit committee
¿	Member of the nomination committee
¿¿	Chairman of the nomination committee
†	Member of the remuneration committee
††	Chairman of the remuneration committee
+	Member of the risk oversight committee
++	Chairman of the risk oversight committee
●	Independent director
▲	Senior independent director

Compensation

Directors’ remuneration policy

Lloyds TSB Group’s remuneration policy is to ensure that individual rewards are aligned with Lloyds TSB Group’s performance and the interests of its shareholders, and that packages are provided which attract and retain executive directors and senior management of the highest calibre and motivate them to perform to the highest standards. The main principles are:

•	Basic salary reflects the market median of companies in the FTSE 30 and total compensation should be at the market upper quartile providing performance is at that level.
•	The majority of total compensation is linked to the achievement of stretching performance targets.
•

The long-term rewards are aligned to shareholders’ interests and executive directors are expected to build a shareholding in the Group over a period of four years equivalent to the value of one times the director’s annual basic salary.

•	The overall package reflects market practice and takes account of the terms and conditions applying to other employees of the Group.

There is no intention to change these principles in 2005.

Executive directors’ remuneration is made up of basic salary, annual bonus, long-term incentives, pensions and other benefits. In 2005, approximately 75 per cent (82 per cent for the group chief executive) of an executive director’s potential direct remuneration (salary, annual bonus and long-term incentives) will be performance related (see illustrative charts below). The value of long-term incentives is the expected value calculated by using a ‘binomial’ model, which is a widely accepted methodology for this purpose.

Basic salary

Annual incentives

Long-term incentives

50%

18%

32%

50%

25%

25%

Group chief executive

Other executive directors

The chairman and deputy chairman receive remuneration which comprises basic salary and benefits which are broadly similar to the executive directors, but they do not participate in the annual bonus and long-term incentive arrangements. The deputy chairman has pension benefits which accrued during his service as an executive director and pension benefits are accruing for the chairman as described on page 85.

The fees of the independent non-executive directors are agreed by the board within a total amount determined by the shareholders. They may also receive fees, agreed by the board, for membership of board committees. The fees are designed to recognise the responsibilities of the role and to attract individuals with relevant skills, knowledge and experience. The fees are neither performance related nor pensionable and are comparable with those paid by other companies. The annual fees are listed below:

	Annual fees from 1 April 2005	Annual fees pre-April 2005
Board	£50,000	£45,000
Audit committee chairmanship	£40,000	£15,000
Audit committee membership	£15,000	£10,000
Nomination committee membership	£5,000	–
Remuneration committee chairmanship	£20,000	£12,500
Remuneration committee membership	£15,000	£10,000
Risk oversight committee membership	£15,000	–

Independent non-executive directors who serve on boards of subsidiary companies may also receive fees from the subsidiaries.

Basic salary

Basic salaries are reviewed annually, usually in December, taking into account individual performance and market information (which is provided by Towers, Perrin, Forster & Crosby Inc) and then adjusted from 1 January of the following year. Basic salary increases for other employees across the Group will be in the range of 0-10 per cent, and the salary increases awarded to executive directors are consistent with this policy. Details of salaries payable to executive directors in 2005 are shown on page 82.

Annual incentive and performance share plan

The annual incentive scheme for executive directors is designed to reflect specific goals linked to the performance of the business.

For executive directors, except Mr Daniels, individual bonus awards for 2005 will be made from a bonus pool based on Group performance with pre-determined targets relating to profit before tax and economic profit. As in 2004, the maximum size of the bonus pool applicable to these executive directors will remain at 100 per cent of the aggregate of their basic salaries. An amount equal to 75 per cent of these executive directors’ basic salaries will form the bonus pool on the achievement of a stretching budget for 2005; failure to achieve at least 90 per cent of this budget will result in no bonus pool. These executive directors will be considered for awards based on individual targets which will include profitability, franchise growth, risk, service and other specific goals that are relevant to improving overall business performance. The maximum level of any bonus award distributable from the pool to any individual has been set at 150 per cent (100 per cent for 2004) of salary for exceptional performance, to reflect the competitive market position for total earnings opportunity.

The maximum annual bonus opportunity for 2005 for Mr Daniels has also been set at 150 per cent (125 per cent for 2004) of basic salary for exceptional performance, to increase the proportion of pay which is performance linked and to reflect the competitive market position for total earnings opportunity. An amount equal to 112.5 per cent of basic salary will be available on the achievement of stretching budget targets relating to profit before tax and economic profit; failure to achieve at least 90 per cent of these performance targets would result in no bonus payment. The actual level of bonus award made will take account of individual performance and contribution.

PricewaterhouseCoopers LLP check the calculation of the annual incentive payments for executive directors based on the achievement of performance against targets set. In respect of performance in 2004, bonuses ranging from 40 per cent to 125 per cent have been paid to the directors with an average payment of 89 per cent of salary.

Under the performance share plan agreed at the annual general meeting in May 2004, executive directors are required to defer 50 per cent of any bonus payable into shares in the Company, known as bonus shares. The bonus shares will be held on behalf of the executive for a period of three years before release. The amounts deferred into bonus shares in respect of the 2004 bonus, before the deduction of income tax, will be:

Name	J E Daniels	M E Fairey	A G Kane	G T Tate	H A Weir
Amount	£468,750	£259,000	£180,000	£93,750	£135,000

Under the new plan, executives will be eligible for an award of free shares, to be known as performance shares, to match the bonus shares. The maximum match will be two performance shares for each bonus share, awarded at the end of the three year retention period. The number of performance shares actually awarded will depend on the Company’s total shareholder return (‘TSR’, calculated by reference to both dividends and growth in share price) performance measured over the three year period ending 31 December 2007, compared with the TSR of the other companies in the comparator group listed below. The maximum of two performance shares for each bonus share will be awarded only if the Company’s TSR performance places it first in the comparator group; one performance share will be awarded for each bonus share if the Company is placed fifth; and one performance share for every two bonus shares if the Company is placed eighth (median). Between first and fifth positions and fifth and eighth positions a sliding scale will apply. If the TSR performance is below median no performance shares will be awarded. There will be no retest.

In December 2004, the Inland Revenue issued new guidance which will require income tax to be deducted before the deferral into bonus shares. This is a change that effectively would alter the balance under the long-term arrangements, and as a result would reduce any performance related match. Therefore, to avoid this inbalance, where a match with performance shares is justified it will be made on a notional deferral as if income tax had not been deducted at the outset. This maintains the intention of the original design of the plan.

The other companies in the comparator group will be:

Alliance & Leicester	Aviva	Banco Santander	Barclays
Bradford & Bingley	Friends Provident	HBOS	HSBC Holdings
Legal & General	Northern Rock	Prudential	Royal Bank of Scotland
Royal & Sun Alliance	Standard Chartered

The remuneration committee believes that the out-performance of Lloyds TSB Group’s TSR compared with that of the companies in the comparator group will demonstrate the success of the Group’s strategy.

Long-term rewards

Executive share option schemes

In 2004, options were granted to executive directors and senior executives within the scheme limits. These limits relate to the number of shares under option and the price payable on exercise. The maximum limit for the grant of options to an executive director in any one year was one and a half times annual basic salary multiplied by a performance multiplier of 3.5 (although in exceptional circumstances, for example on the recruitment of a new executive, that could be increased to four times annual basic salary multiplied by 3.5). The table on pages 87 and 88 gives the number of options granted.

A performance condition was set when the grant of options was made and the options will not normally be exercisable unless the condition is met. The performance condition requires the Company’s ranking, based on TSR over the relevant (three year) period, to be at least ninth within the comparator group.

The full grant of options for executive directors will only become exercisable if the Company is ranked first within the comparator group.

The other constituents of the comparator group are:

Abbey National	ABN Amro	Alliance & Leicester	Aviva
Barclays	Citigroup	Fortis	HBOS
HSBC Holdings	ING	Legal & General	National Australia Bank
Prudential	Royal Bank of Scotland	Royal & Sun Alliance	Standard Chartered

In 2005, options will be granted to executive directors and senior executives within the scheme limits. These limits relate to the number of shares under option and the price payable on exercise. The maximum limit for the grant of options to an executive director in any one year is equal to three times annual basic salary, although in exceptional circumstances, for example on the recruitment of a new executive director, that could be increased to four times annual basic salary.

A performance condition is set when the grant of options is made and the options cannot normally be exercised unless the condition has been met.

The performance condition for options granted from 2005 will be based on TSR over the relevant (three year) period measured against the group of 14 financial services companies listed above for the performance share plan. The options will become exercisable in full if the Company is placed fourth or above in the comparator group (at or above the upper quartile) and as to 30 per cent if the Company is placed eighth (i.e. median). The options will lapse if the Company is placed below eighth. A sliding scale will apply between fourth and eighth positions. There will be no retest.

The following table illustrates the percentage of the grant which would be exercisable depending on the Company’s TSR ranking within the comparator group, shown above.

Ranking position within comparator group	Per cent of option which may be exercised
1	100
2	100
3	100
4	100
5	82.5
6	65
7	47.5
8	30
9 or below	Nil – options not exercisable

The remuneration committee believes that the out-performance of Lloyds TSB Group’s TSR compared with those of the companies in the comparator group will demonstrate the success of the Group’s strategy. The Company uses data provided by Alithos Limited to assess the Company’s performance against the comparator group for the purposes of the executive share option scheme and the performance share plan, and PricewaterhouseCoopers LLP check the results of the testing of the performance condition.

Other share plans

The executive directors, the chairman and the deputy chairman are also eligible to participate in the Lloyds TSB Group ‘sharesave’ scheme and the Lloyds TSB Group ‘shareplan’. These are ‘all-employee’ share schemes and, therefore, performance conditions do not apply.

Dilution

The following charts illustrate the available dilution capacity for the Company’s share schemes.

Shares used (million)

Dilution capacity – executive schemes
(5% in any consecutive 10 years)

Shares remaining (million)

161.5

398.1

233.9

45.9

Dilution capacity – all schemes
(10% in any consecutive 10 years)

Pensions

Executive directors are entitled to participate either in the Group’s defined benefit pension schemes (based on salary and length of service, with a maximum pension of two thirds of final salary), or the Group’s defined contribution scheme (under which their final entitlement will depend on their contributions and the final value of their fund). The defined benefit schemes are closed to new entrants on recruitment.

Service agreements

Lloyds TSB Group’s policy is for executive directors to have service agreements with notice periods of no more than one year. All current executive directors are entitled to receive 12 months’ notice from the Company, but would be required to give six months’ notice if they wished to leave. As the chairman is regarded as an employee, he is entitled to receive up to eight weeks’ notice.

	Notice to be given by the Company	Salary from 1 January 2005	Date of service agreement
J E Daniels	12 months	£825,000	19 October 2001
M E Fairey	12 months	£545,000	28 August 1991
A G Kane	12 months	£475,000	9 February 2000
G T Tate	12 months	£475,000	29 July 2004
H A Weir	12 months	£475,000	4 March 2004
M A van den Bergh	8 weeks	£475,000	28 July 2000

It is now the Group’s policy (subject to existing contractual arrangements) that where compensation on early termination is due, it should be restricted to basic salary and bonus to the extent earned. Payments will be on a phased basis and mitigated in the event that alternative employment is secured. Bonus payments should relate to the period of actual service, rather than the full notice period, and will be determined on the basis of performance.

Independent non-executive directors do not have service agreements and, in accordance with the articles of association, their appointment may be terminated at any time without compensation.

External appointments

Lloyds TSB Group recognises that executive directors may be invited to become non-executive directors of other publicly quoted companies and that these appointments may broaden their knowledge and experience, to the benefit of the Lloyds TSB Group. Fees are normally retained by the individual directors as the post entails personal responsibility. Executive directors are generally allowed to accept one non-executive directorship.

During 2004, one of the current executive directors received a fee of £11,300, which was retained, for serving as a non-executive director of another company.

Performance graph

The graph illustrates the performance of Lloyds TSB Group plc measured by TSR against a ‘broad equity market index’ over the past five years. As Lloyds TSB Group plc has been a constituent of the FTSE 100 index throughout this five-year period, that index is considered to be the most appropriate benchmark.

Comparative TSR

31 Dec
1999

31 Dec
2000

31 Dec
2001

31 Dec
2002

31 Dec
2003

31 Dec
2004

120

100

80

60

40

20

0

Lloyds TSB Group plc

FTSE 100 Index

Rebased to 100 on 31 December 1999

Source : Datastream

Directors’ emoluments for 2004

	Salaries/ fees £000			Performance -related payments £000	Compensation for loss of office £000	2004 Total £000	2003 £000
		Other benefits
		Cash £000	Non cash £000
Current directors who served during 2004
Executive directors
J E Daniels	750	181	12	960		1,903	1,064
M E Fairey	518	413	13	534		1,478	1,140
A G Kane	450	16	19	373		858	622
G T Tate	187	20	3	193		403	–
H A Weir	309	50	16	279		654	–
Non-executive directors
M A van den Bergh	442	12				454	435
W C G Berndt	55					55	32
Ewan Brown	84					84	70
G J N Gemmell	110					110	100
D S Julius	55					55	45
A A Knight	93					93	58
Former directors who served during 2004
P G Ayliffe	400	27	1	160		588	328
C S Gibson-Smith	55					55	45
P R Hampton	15	2			342	359	733
Sir Tom McKillop	57					57	49
D P Pritchard	243	9	20	7		279	377
Lord Selborne	22					22	42
S C Targett	160	121	2			283	587
Former directors who served during 2003
M D Ross				332	356	688	683
Others							635
	4,005	851	86	2,838	698	8,478	7,045

The cash column under ‘other benefits’ includes flexible benefits payments (4 per cent of basic salary), the housing allowance and tax planning allowance for Mr Daniels, pension contributions for those in the defined contribution scheme (Mrs Weir and Mr Tate) and an additional payment in respect of the contribution to the separate fund relating to Mr Fairey’s pension. The separate fund, which was mentioned in previous annual reports, was established to cover pension obligations of those who joined the Group after 1 June 1989 and who are subject to the Inland Revenue cap relating to pensions, introduced by the Finance Act 1989. The amount shown for Mr Targett relates primarily to his relocation expenses. The non cash column includes amounts relating to the use of a company car, private medical insurance and life insurance cover. It also includes the value of any matching shares which are received under the terms of shareplan, through which employees have the opportunity to purchase shares up to a maximum of £125 per month and receive matching shares on a one for one basis up to a maximum value of £30 per month, rounded down to the nearest whole share.

Performance-related payments relate to cash bonuses based on Group performance and the attainment of pre-determined targets relating to profit before tax and economic profit. For 2004, bonuses ranging from 40 per cent to 125 per cent are payable to the directors with an average payment of 89 per cent of salary. These payments also include the value of any award made under shareplan, the first £3,000 of which is made in the form of shares in Lloyds TSB Group plc.

Mr Ayliffe’s employment was terminated from 31 March 2005 and the payments to which he was entitled were settled in accordance with his contractual entitlement. Full details will be reported in the 2005 annual report.

Mr Hampton’s employment was terminated on 12 January 2004. He has received payments in accordance with his contractual entitlement.

The amount shown for Mr Ross reflects payments he received in accordance with his contractual entitlement.

Directors’ pensions

The executive directors are members of one of the pension schemes provided by the Lloyds TSB Group with benefits either on a defined benefit or defined contribution basis. Those directors who joined the Lloyds TSB Group after 1 June 1989 and are members of a defined benefit scheme, have pensions provided on salary in excess of the earnings cap either through membership of a funded unapproved retirement benefits scheme (‘FURBS’) or by an unfunded pension promise.

Retirement pensions accrue at rates of between 1/60 and 1/30 of basic salary.

Directors have a normal retirement age of 60. In the event of death in service, a lump sum of four times salary is payable plus, for members of a defined benefit scheme, a spouse’s pension of two-thirds of the member’s prospective pension. On death in retirement, a spouse’s pension of two-thirds of the member’s pension is payable. The defined benefit schemes are non-contributory. Members of defined contribution schemes are required to contribute.

Defined contribution scheme members

Mr Targett was a member of a defined contribution scheme. During the period 1 January 2004 to 30 April 2004 the employer made contributions totalling £24,000. As he left before completing two years service no benefits will be vested under the defined contribution scheme in respect of him.

Mr Tate is a member of a defined contribution scheme. He joined the Lloyds TSB Group on 4 August 2003. During the year to 31 December 2004, the employer has made contributions to the defined contribution scheme in respect of him totalling £47,760 of which £24,843 related to the period since his appointment as a director.

Mrs Weir is a member of a defined contribution scheme. She joined the Lloyds TSB Group on 26 April 2004. During the year to 31 December 2004, the employer has made contributions to the defined contribution scheme in respect of her totalling £26,224.

Defined benefit scheme members	Accrued pension at 31 December 2004 £000 (a)	Accrued pension at 31 December 2003 £000 (b)	Change in accrued pension £000 (a)-(b)	Transfer value at 31 December 2004 £000 (c)	Transfer value at 31 December 2003 £000 (d)	Change in transfer value £000 (c)-(d)	Additional pension earned to 31 December 2004 £000 (e)	Transfer value of the increase £000 (f)
P G Ayliffe	132	98	34	1,780	1,245	535	30	406
J E Daniels	77	51	26	1,139	711	428	24	358
M E Fairey	226	186	40	3,996	3,052	944	34	609
P R Hampton	28	17	11	365	208	157	10	133
A G Kane	216	170	46	3,029	2,233	796	41	582
In addition, the following unfunded benefits have accrued for Mr van den Bergh instead of a salary increase in 2002:
M A van den Bergh	10	7	3	136	85	51	3	42

Mr Hampton’s pension entitlement at 31 December 2004 includes an additional 12 months service in respect of his notice period in accordance with the terms of his contract.

The disclosures in columns (a) to (d) are as required by the UK Companies Act 1985 Schedule 7A.

Columns (a) and (b) represent the deferred pension to which the directors would have been entitled had they left the Group on 31 December 2004 and 2003, respectively (ignoring the two-year requirement to qualify for a deferred pension).

Column (c) is the transfer value of the deferred pension in column (a) calculated as at 31 December 2004 based on factors supplied by the actuary of the relevant Lloyds TSB Group pension scheme in accordance with actuarial guidance note GN11. The underlying bases used to arrive at the factors have not changed during the year.

Column (d) is the equivalent transfer value, but calculated as at 31 December 2003 on the assumption that the director left service at that date.

Column (e) is the increase in pension built up during the year, recognising (i) the accrual rate for the additional service based on the pensionable salary in force at the year end, and (ii) where appropriate the effect of pay changes in ‘real’ (inflation adjusted) terms on the pension already earned at the start of the year.

Column (f) is the capital value of the pension in column (e).

The disclosures in columns (e) and (f) are as required by the UK Listing Authority listing rules. The requirements of the listing rules differ from those of the Companies Act. The listing rules require the additional pension earned over the year to be calculated as the difference between the pension accrued at the end of the financial year and the pension accrued at the start of the financial year less the increase in the pension earned over the year solely due to inflation. The transfer value in column (f) can differ significantly from the change in transfer value as required by the Companies Act because the additional pension accrued over the year calculated in accordance with the listing rules makes allowance for inflation and the change in the transfer value required by the Companies Act will be significantly influenced by changes in the assumptions underlying the transfer value calculation at the beginning and end of the financial year.

Members of the Lloyds TSB Group’s pension schemes have the option to pay additional voluntary contributions: neither the contributions nor the resulting benefits are included in the above table.

Employees

As at 31 December 2004, Lloyds TSB Group employed 69,985 people (full-time equivalent), compared with 71,609 at 31 December 2003. At 31 December 2004 68,037 employees were located in the UK, 981 in continental Europe, 662 in the Americas, and 305 in the rest of the world. At the same date, 43,732 people were employed in UK Retail Banking, 5,538 in Insurance and Investments, 18,973 in Wholesale and International Banking, and 1,742 in other functions.

Lloyds TSB Group is committed to employment policies which follow best practice, based on equal opportunities for all employees irrespective of sex, race, national origin, religion, colour, disability, sexual orientation, age or marital status.

In the UK, Lloyds TSB Group supports Opportunity Now and Race for Opportunity; campaigns to improve opportunities for women and ethnic minorities in the work place. Lloyds TSB Group is a member of the Employers’ Forum on Disability in support of employment of people with disabilities. This recognises the need for ensuring fair employment practices in recruitment and selection, and the retention, training and career development of disabled staff.

Employees are kept closely involved in major changes affecting them through a variety of means. In the UK, Lloyds TSB Group has long standing arrangements with finance sector unions covering both collective and individual representation of staff. Lloyds TSB Group has gone through substantial changes in recent years; adjusting for the effect of acquisitions and disposals underlying staff numbers have reduced by 16,000 since 1995. However, during this time no material strikes or work stoppages have occurred. Additionally staff are kept closely involved in major changes affecting them through such measures as regular briefings, internal communications and opinion surveys as a way of ensuring the views of employees are taken into account in reaching decisions.

Schemes offering share options or the acquisition of shares are available for most staff, to encourage their financial involvement in Lloyds TSB Group. Further details are given in “Compensation”.

Share ownership

Directors’ interests

The interests, all beneficial, of those who were directors at 31 December 2004 in shares in Lloyds TSB Group were:

Shares	At 1 January 2004 (or later date of appointment)	At 31 December 2004
Executive directors
J E Daniels	37,007	38,136
M E Fairey	76,605	77,858
A G Kane	97,769	98,979
G T Tate	701	701
H A Weir	–	1,699
Non-executive directors
M A van den Bergh	5,079	5,079
W C G Berndt	40,000	46,000
Ewan Brown	3,787	4,027
G J N Gemmell	70,000	70,000
D S Julius	2,000	2,000
A A Knight	3,540	4,940
Former executive director
P G Ayliffe	91,216	92,453
Former non-executive directors
D P Pritchard	5,178	10,566
C S Gibson-Smith	3,151	3,151

Sir Julian Horn-Smith joined the board on 1 January 2005 and had a beneficial interest in 5,000 shares in Lloyds TSB Group plc.

Non-beneficial interests

Directors had non-beneficial interests as follows:

Mr Ayliffe, Mr Daniels, Mr Fairey, Mr Kane, Mr Pritchard, Mr Tate, Mr van den Bergh and Mrs Weir, together with some 77,000 other employees, were potential beneficiaries in the 1,364 and 1,467,422 shares held at the end of the year by the Lloyds TSB qualifying employee share ownership trust and the Lloyds TSB Group employee share ownership trust respectively. 162,692 and 1,609,602 shares, respectively, were held by these trusts at the beginning of the year. In addition, the above directors, with the exception of Mr van den Bergh, together with some 77,000 other employees, were potential participants in shareplan and were, therefore, treated as interested in the 471,989 shares held at the end of the year by the trustee of the shareplan. 2,163,267 shares were held by the trustee at the beginning of the year.

Interests in share options

Current directors who served during 2004	At 1 January 2004 (or later date of appointment)	Granted during the year	Exercised/ lapsed during the year	At 31 December 2004	Exercise price	Exercise periods		Notes
						From	To
J E Daniels	907,780			907,780	694p	01/11/2004	31/10/2011	e, g, i
	330,419			330,419	715p	06/03/2005	05/03/2012	e, h, i
	3,327			3,327	284p	01/06/2006	30/11/2006	a, h
	599,239			599,239	394.25p	21/02/2006	20/02/2013	e, h
	305,232			305,232	430p	14/08/2006	13/08/2013	e, h
		939,177		939,177	419.25p	18/03/2007	17/03/2014	e, h
M E Fairey	797			797	474p	01/11/2005	30/04/2006	a, h, i
	54,000			54,000	510p	26/03/2000	25/03/2007	c, f, i
	48,000			48,000	859.5p	15/05/2001	14/05/2008	c, f, i
	57,000			57,000	817p	02/08/2002	01/08/2009	c, g, i
	85,896			85,896	549.5p	06/03/2003	05/03/2010	d, g, i
	10,931			10,931	615.5p	08/08/2003	07/08/2010	d, g, i
	42,884			42,884	655p	06/03/2004	05/03/2011	d, g, i
	148,618			148,618	733p	21/08/2004	20/08/2011	e, g, i
	345,104			345,104	715p	06/03/2005	05/03/2012	e, h, i
	1,330			1,330	284p	01/06/2006	30/11/2006	a, h
	531			531	348p	01/11/2006	30/04/2007	a, h
	663,157			663,157	394.25p	21/02/2006	20/02/2013	e, h
		555,992		555,992	419.25p	18/03/2007	17/03/2014	e, h
A G Kane	25,000			25,000	321p	28/03/1999	27/03/2006	c, f
	40,000			40,000	510p	26/03/2000	25/03/2007	c, f, i
	50,000			50,000	880p	04/03/2001	03/03/2008	c, f, i
	27,000			27,000	887.5p	04/03/2002	03/03/2009	c, g, i
	64,786			64,786	549.5p	06/03/2003	05/03/2010	d, g, i
	11,841			11,841	615.5p	08/08/2003	07/08/2010	d, g, i
	34,759			34,759	655p	06/03/2004	05/03/2011	d, g, i
	118,178			118,178	733p	21/08/2004	20/08/2011	e, g, i
	275,349			275,349	715p	06/03/2005	05/03/2012	e, h, i
	5,783			5,783	284p	01/06/2008	30/11/2008	a, h
	529,105			529,105	394.25p	21/02/2006	20/02/2013	e, h
		523,255		523,255	419.25p	18/03/2007	17/03/2014	e, h
G T Tate	348,837			348,837	430p	14/08/2006	13/08/2013	e, h
	268,336			268,336	419.25p	18/03/2007	17/03/2014	e, h
		195,409		195,409	403p	12/08/2007	11/08/2014	e, h
H A Weir	–	556,208		556,208	424.75p	29/04/2007	28/04/2014	e, h
		5,093		5,093	321p	01/11/2009	30/04/2010	a, h
Share retention plan
J E Daniels	216,763			216,763	(see page 89)	01/01/2005	30/06/2005

Former directors who served during 2004	At 1 January 2004	Granted during the year	Exercised/ lapsed during the year	At 31 December 2004 (or earlier date of leaving the board)	Exercise price
						Exercise periods		Notes
						From	To
P G Ayliffe	3,327			3,327	284p	01/06/2006	30/11/2006	a, h
	13,000			13,000	321p	28/03/1999	27/03/2006	c, f
	12,000			12,000	510p	26/03/2000	25/03/2007	c, f, i
	20,000			20,000	880p	04/03/2001	03/03/2008	c, f, i
	3,000			3,000	887.5p	04/03/2002	03/03/2009	c, g, i
	23,657			23,657	549.5p	06/03/2003	05/03/2010	d, g, i
	10,560			10,560	615.5p	08/08/2003	07/08/2010	d, g, i
	16,717			16,717	655p	06/03/2004	05/03/2011	d, g, i
	44,562			44,562	733p	21/08/2004	20/08/2011	e, g, i
	104,895			104,895	715p	06/03/2005	05/03/2012	e, h, i
	218,769			218,769	394.25p	21/02/2006	20/02/2013	e, h
	177,034			177,034	430p	14/08/2006	13/08/2013	e, h
		429,338		429,338	419.25p	18/03/2007	17/03/2014	e, h
P R Hampton	326,351		326,351§	–	740p
	3,327		3,327§	–	284p
	642,739		642,739§	–	394.25p
D P Pritchard	4,687		4,687	–	416p			j
	50,000			50,000	859.5p	15/05/2001	14/05/2008	c, f, i
	40,000			40,000	817p	02/08/2002	01/08/2009	c, g, i
	71,519			71,519	549.5p	06/03/2003	05/03/2010	d, g, i
	10,385			10,385	615.5p	08/08/2003	07/08/2010	d, g, i
	36,374			36,374	655p	06/03/2004	05/03/2011	d, g, i
	127,131			127,131	733p	21/08/2004	20/08/2011	e, g, i
	286,363			286,363	715p	06/03/2005	05/03/2012	e, h, i
S C Targett	759,036		759,036§	–	311.25p
	2,658		2,658§	–	348p
		558,139	558,139§	–	419.25p
Share plan 2003
S C Targett	331,125		331,125§	–	(see page 89)
a)	Sharesave.
b)	Executive option granted prior to March 1996.
c)	Executive option granted between March 1996 and August 1999.
d)	Executive option granted between March 2000 and March 2001.
e)	Executive option granted after March 2001.
f)	Exercisable.
g)	Not exercisable as the performance conditions had not been met.
h)	Not exercisable as the option has not been held for the period required by the relevant scheme.
i)	Market price of shares is below the share option exercise price.
j)

Market price on day of exercise was 426.5p. In that regard Mr Pritchard made a gain of £492. This is the difference between the market price of the shares on the day on which the share option was exercised and the price paid for the shares.

§	These share options lapsed when Mr Hampton and Mr Targett left the board on 12 January 2004 and 30 April 2004, respectively.

The market price for a share in the Company at 1 January 2004 and 31 December 2004 was 448p and 473p, respectively. The range of prices between 1 January 2004 and 31 December 2004 was 391.75p to 476.25p.

None of the other directors at 31 December 2004 had options to acquire shares in Lloyds TSB Group plc or its subsidiaries.

The following table contains information on the performance conditions for executive options granted since 1996. The remuneration committee chose the relevant performance condition because it was felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

Options granted	Performance conditions
Prior to March 1996	None
March 1996	Growth in earnings per share which is equal to the aggregate percentage change in the retail price index plus two percentage points for each complete year of the relevant period.
March 1997 – August 1999	As for March 1996 plus a further condition that the Company’s ranking based on TSR over the relevant period should be in the top fifty companies of the FTSE 100.
March 2000 – March 2001

As for March 1997 – August 1999 except that there must have been growth in the earnings per share equal to the change in the retail price index plus three percentage points for each complete year of the relevant period.

August 2001 – August 2004

That the Company’s ranking based on TSR over the relevant period against a comparator group (17 UK and international financial services companies including Lloyds TSB) must be at least ninth, when 14 per cent of the option will be exercisable. If the Company is ranked first in the group, then 100 per cent of the option will be exercisable and if ranked tenth or below the performance condition is not met.

At the end of 2004 Lloyds TSB Group was ranked:
10th after four years of the performance period for options granted in 2001;
14th after three years of the performance period for options granted in 2002;
15th after two years of the performance period for options granted in 2003; and
6th after one year of the performance period for options granted in 2004

Other share plans

Share retention plan

Mr Daniels is the only participant in this plan and holds an option, granted to him on 2 November 2001, to acquire 216,763 ordinary shares in Lloyds TSB Group plc for a total price of £1. The option was granted as part of the remuneration package considered necessary to attract him from the USA and was designed to encourage him to remain with Lloyds TSB Group plc. The option was not subject to any performance condition and vested on 31 December 2004, with a six month exercise period finishing on 30 June 2005. Full details of the plan were set out in the 2002 annual report on Form 20-F. Mr Daniels exercised the option on 4 March 2005.

Lloyds TSB Group plc share plan 2003

The option granted to Mr Targett to acquire 331,125 ordinary shares when he joined the Group lapsed following his departure.

None of those who were directors at the end of the year had any other interest in the capital of Lloyds TSB Group plc or its subsidiaries.

The register of directors’ interests, which is open to inspection, contains full particulars of directors’ shareholdings and options to acquire shares in Lloyds TSB Group plc.

Corporate governance

Statement on US corporate governance standards

As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds TSB Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds TSB Group’s main listing is on the London Stock Exchange, it follows the principles contained in the combined code on corporate governance annexed to the UK Listing Authority listing rules. Lloyds TSB Group has complied with the provisions of the code, and has done so throughout the year regarding the code provisions whose requirements are of a continuing nature. Key differences are set out below.

The board, rather than a separate corporate governance committee, sets the corporate governance principles applicable to the Company and conducts an annual evaluation of the performance of the board, its committees and its individual members.

The nomination committee comprises the chairman and two independent non-executive directors, rather than being comprised entirely of independent directors, as suggested by the rules of the NYSE.

The board and its committees

Audit committee

The audit committee comprises Mr Brown (chairman), Mr Gemmell and Mrs Knight. The committee’s terms of reference are available from the company secretary and are displayed on the Company’s website www.lloydstsb.com.

The board has determined that, although no member of the audit committee satisfies the strict definition of an “audit committee financial expert” under the regulations issued by the Securities and Exchange Commission of the United States of America following the passing of the Sarbanes-Oxley Act of 2002, it is satisfied that at least one member of the committee has recent and relevant financial experience. The directors are confident in the expertise and experience of each member of the committee and of the committee as a whole. The board believes that the collective experience of the members of the committee enables them, as a group, to act as an effective audit committee and that the audit committee has functioned, and can continue to function effectively without a member who qualifies as an audit committee financial expert.

The audit committee met five times in 2004, during which it received reports from, and held discussions with, management and the auditors. In discharging its duties, the committee has reviewed the auditors’ remuneration and, in discussion with them, has assessed their independence and objectivity (more information about which is given in note 4 to the financial statements, in relation to the procedure for approving fees for audit and non-audit work) and recommended their re-appointment at the annual general meeting. The committee also reviewed the financial statements published in the name of the board and the quality and acceptability of the related accounting policies, practices and financial reporting disclosures; the scope of the work of the Group’s internal audit department, reports from that department and the adequacy of its resources; the effectiveness of the systems for internal control, risk management and compliance with financial services legislation and regulations (more information about which is given in the note about internal control on page 91); procedures by which staff may raise concerns in confidence; the results of the external audit and its cost effectiveness; reports from the external auditors on audit planning and their findings on accounting and internal control systems; and the committee’s own role and performance. The committee also had a meeting with the auditors, without executives present, and a meeting with the head of internal audit alone.

Chairman’s committee

The chairman’s committee, comprising the chairman, the deputy chairman, the group chief executive and the deputy group chief executive, generally meets twice a month, to assist the chairman in preparing for board meetings.

The committee may have specific powers delegated to it by the board from time to time and following the exercising of these powers, it reports to the board.

Group executive committee

The group executive committee, comprising the group chief executive, the deputy group chief executive, the group executive directors, the chief risk director, the group human resources director and the director of group IT and operations, meets to assist the group chief executive in performing his duties. Specifically, the committee considers the development and implementation of strategy, operational plans, policies and budgets; the monitoring of operating and financial performance; the assessment and control of risk; the prioritisation and allocation of resources; and the monitoring of competitive forces in each area of operation. The committee, assisted by its sub-committees, the group business risk and group asset and liability committees, also supports the group chief executive in endeavouring to ensure the development, implementation and effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, and in reviewing the Group’s aggregate risk exposures and concentrations of risk.

The committee may have specific powers delegated to it by the board from time to time and following the exercising of these powers, it reports to the board. To comply with the Group’s articles of association, only committee members who are also directors of the Company participate in the exercising of any powers delegated by the board.

Nomination committee

The nomination committee, comprising Mr van den Bergh (chairman), Mr Brown and Dr Julius, reviews the composition of the board, taking into account the skills, knowledge and experience of directors and considers and makes recommendations to the board on potential candidates for appointment as directors. The committee also makes recommendations to the board concerning the re-appointment of any independent non-executive director by the board at the conclusion of his or her specified term; the re-election of any director by the shareholders under the retirement provisions of the articles of association; any matters relating to the continuation in office of a director; and the appointment of any director to executive or other office, other than the positions of chairman and group chief executive, the recommendation for which would be considered at a meeting of the non-executive directors regarding the position of group chief executive, and all the directors regarding the position of chairman.

During the year, the committee met three times and recommended the appointment of two executive directors and one non-executive director. In that regard, detailed role specifications were drawn up, external search consultants were engaged and candidates were interviewed by committee members and other directors.

The committee’s terms of reference are available from the company secretary and are displayed on the Company’s website www.lloydstsb.com.

Remuneration committee

The remuneration committee, which comprises Dr Berndt (chairman), Sir Julian Horn-Smith and Dr Julius, reviews the remuneration policy for the top management group, to ensure that members of the executive management are provided with appropriate incentives to encourage them to enhance the performance of the Group and that they are rewarded for their individual contribution to the success of the organisation. It is made aware of, and advises on, major changes to employee benefit schemes and it also agrees the policy for authorising claims for expenses from the group chief executive and the chairman. It has delegated powers for setting remuneration for the chairman, the deputy chairman, the group executive directors, the company secretary and any Group employee whose salary exceeds a specified amount.

All the independent non-executive directors are invited to attend meetings if they wish, and they receive the minutes and have the opportunity to comment and have their views taken into account before the committee’s decisions are implemented.

The remuneration committee met five times in 2004 and further information about its work is given on pages 79 to 89. The committee’s terms of reference are available from the company secretary and are displayed on the Company’s website www.lloydstsb.com.

Risk oversight committee

The risk oversight committee comprises Mr van den Bergh (chairman), Mr Brown and Sir Julian Horn-Smith. All non-executive directors are invited to attend meetings if they wish. The risk oversight committee’s duties include overseeing the development, implementation and maintenance of the Group’s overall risk governance framework, risk appetite, risk strategy and policies, to ensure they are in line with emerging regulatory, corporate governance and industry best practice. The committee also oversees the Group’s risk exposures; facilitates the involvement of non-executive directors in risk issues and aids their understanding of these issues; oversees adherence to Group risk policies and standards and considers any material amendments to them; and reviews the work of the Group Risk division.

Attendance at meetings

The attendance of directors at board meetings and at meetings of the audit, nomination, remuneration and risk oversight committees during 2004 was as follows:

	Board	Audit committee	Nomination committee	Remuneration committee	Risk oversight committee
Number of meetings during the year	9	5	3	5	4
Current directors who served during 2004
W C G Berndt	8			5
Ewan Brown[1]	9	5			4
J E Daniels	9
M E Fairey	9
G J N Gemmell	9	5
D S Julius	8		3	4
A G Kane	9
A A Knight	8	5
G T Tate[2]	3
M A van den Bergh	9		3		1
H A Weir[3]	6
Former directors who served during 2004
P G Ayliffe[4]	9
C S Gibson-Smith[5,6]	9		2	5
Sir Tom McKillop[7]	7			4	2
D P Pritchard[6]	9				4
Lord Selborne[8]	4	2	1
S C Targett[9]	3
[1]	Appointed to the nomination committee from 3 March 2005
[2] Appointed to the board from 1 August 2004
[3] Appointed to the board from 26 April 2004
[4] Left the board on 31 January 2005
[5]	Appointed to the nomination committee from 21 May 2004
[6]	Left the board on 5 May 2005
[7] Left the board on 31 December 2004
[8] Left the board on 21 May 2004
[9] Left the board on 30 April 2004

Internal control

The board of directors is responsible for the establishment and review of the Lloyds TSB Group’s system of internal control, which is designed to ensure effective and efficient operations, quality of internal and external reporting, internal control, and compliance with laws and regulations. It should be noted, however, that such a system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. In establishing and reviewing the system of internal control the directors have regard to the nature and extent of relevant risks, the likelihood of a loss being incurred and the costs of control. It follows, therefore, that the system of internal control can only provide reasonable but not absolute assurance against the risk of material loss.

The directors and senior management are committed to maintaining a control-conscious culture across all areas of operation. This is communicated to all employees by way of published policies and procedures and regular management briefings. Key business risks are identified, and these are controlled by means of procedures such as physical controls, credit, trading and other authorisation limits and segregation of duties. In addition, there is an annual control self-assessment exercise under which the key businesses and head office functions review specific controls and attest to the accuracy of their assessments. The material controls covered by this assessment include risk management, organisational control, legal and regulatory, finance and information technology. As in previous years, this exercise was completed for the year ended 31 December 2004. All returns have been satisfactorily completed and appropriately certified. There are well established budgeting and forecasting procedures in place and reports are presented regularly to the board detailing the results of each principal business, variances against budget and prior year, and other performance data. Internal controls contain procedures which assist the board in identifying new and emerging risks.

The effectiveness of the internal control system is reviewed regularly by the board and the audit committee, which also receives reports of reviews undertaken around the Lloyds TSB Group by its risk management function, including Group Compliance, and Group Audit. The audit committee receives reports from the Company’s auditors, PricewaterhouseCoopers LLP, (which include details of significant internal control matters that they have identified) and has a discussion with the auditors at least once a year without executives present, to ensure that there are no unresolved issues of concern.

Disclosure controls

As of 31 December 2004, the Lloyds TSB Group, under the supervision and with the participation of the Lloyds TSB Group’s management, including the group chief executive and the group finance director, performed an evaluation of the effectiveness of the Lloyds TSB Group’s disclosure controls and procedures. Based on this evaluation, the group chief executive and group finance director concluded that the Lloyds TSB Group’s disclosure controls and procedures are effective for gathering, analysing and disclosing the information the Lloyds TSB Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds TSB Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

There has been no change in the Lloyds TSB Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Lloyds TSB Group’s internal control over financial reporting.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The Capital Group Companies, Inc had an interest of 5.003% of the nominal value of the issued share capital of Lloyds TSB Group plc at 31 December 2004. Lloyds TSB Group plc does not know of any other shareholder owning beneficially, directly or indirectly, five per cent or more of the shares of Lloyds TSB Group plc, or of any shareholder having more than five per cent of the voting rights.

At 31 December 2004, those who were directors of Lloyds TSB Group plc on that day beneficially owned the following ordinary shares, not including options:

Title of class	Identity of person or group	Amount owned	Per cent of class

Ordinary shares, nominal value 25 pence each	Directors (14 persons)	436,033	0.01

In addition, those directors held, as at 31 December 2004, options to acquire 10,093,747 shares, all of which were granted pursuant to the executive share option schemes, sharesave share option schemes and share retention plan.

All shareholders within a class of the Company’s shares have the same voting rights. Lloyds TSB Group plc is not owned or controlled directly or indirectly by another corporation or by any government and Lloyds TSB Group plc is unaware of any arrangements which might result in a change in control.

Related party transactions

Lloyds TSB Group, as at 31 December 2004, had related party transactions with 4 directors and 22 officers. See note 44 to the Consolidated Financial Statements. The transactions in question were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavourable features.

REGULATION

UK regulations

The cornerstone of the regulatory regime in the UK is the Financial Services and Markets Act 2000 (‘FSMA’) which came into force on 1 December 2001 (a date known as N2) and replaced much of the previous legislation under which banks, insurance companies and investment businesses had been authorised and supervised. In accordance with the provisions of the FSMA on 30 November 2002, the Financial Services Authority (‘FSA’) completed the process of assuming responsibility for the regulation and oversight of a wide range of financial services activities in the UK. Most recently these responsibilities have extended to include the regulation of mortgage lending, sales and administration (31 October 2004) and general insurance sales and administration (15 January 2005). The FSA’s Integrated Prudential Sourcebook (currently due to be implemented in stages between 2004 and 2007) will bring together their main prudential requirements organised by risk (for example, credit risk, market risk, insurance risk etc) replacing the Interim Prudential Sourcebooks, which are organised by types of business. Much of the Integrated Prudential Sourcebook is based on European Union (‘EU’) directives and other international standards, many of which are currently being revised.

Any individual who carries out what is known as a ‘controlled function’ in a financial services firm needs to be approved by the FSA. Controlled functions include those of directors, the finance officer, risk management, compliance, anti-money laundering and internal audit. The FSA has established a Code of Practice for Approved Persons; shortfalls in their conduct can lead to sanctions against the individual by the FSA.

The regulatory environments in which the different businesses within the Lloyds TSB Group operate are discussed below.

Banking

The FSA carries out its supervision of the UK banking sector through the collection of information from a series of prudential returns covering sterling and non-sterling operations, meetings with the senior management of the banks and reports obtained from skilled persons. The regular reports include operating statements and returns covering (amongst other things) capital adequacy, liquidity, large single exposures and large exposures to related borrowers, lendings by industry sector and geographical area, maturity analyses and foreign exchange activities. A risk-based approach for the supervision of all banks was introduced in 1998; under this approach, the starting point for the FSA’s supervision of a bank is based on a systematic analysis of that bank’s risk profile. Having determined the level of inherent risk in the bank a minimum capital adequacy requirement is established, which a bank is required to meet at all times.

Capital adequacy returns are submitted on a periodic basis for all the authorised institutions within the Lloyds TSB Group. There are six UK authorised banks within the Lloyds TSB Group: Lloyds TSB Bank, Lloyds TSB Scotland, Cheltenham & Gloucester, Lloyds TSB Private Banking, Scottish Widows Bank and AMC Bank. Returns are also submitted on a consolidated basis for the Lloyds TSB Group as a whole.

Depositors (who are eligible claimants) in the UK are provided with protection for their deposits with authorised institutions. Depositors with an institution which has been declared insolvent are entitled to receive 100 per cent of the first £2,000 and 90 per cent of the next £33,000 of their protected deposits from the Financial Services Compensation Scheme, subject to a maximum amount of £31,700, including both principal and accrued interest. All authorised institutions are required to be members of the Financial Services Compensation Scheme and are subject to a levy in proportion to their deposit base, which includes deposits in sterling, other European Economic Area currencies and euro, to finance the Compensation Scheme.

The Banking Code (the ‘Code’) is a voluntary code agreed by UK banks and building societies which became effective in 1992, with subsequent revisions in 1994, 1997, 1999, 2001 and 2003, and which has been adopted by Lloyds TSB Group. The Code defines the responsibilities of the banks and building societies to their personal customers in connection with the operation of their UK accounts and sets out minimum standards of service that these customers can expect from institutions which subscribe to the Code. Compliance with the Code is monitored by the Banking Code Standards Board.

The Business Banking Code is a voluntary code agreed by UK banks which became effective at the end of March 2002, with a subsequent revision in 2003 and which has been adopted by Lloyds TSB Group. The Business Banking Code defines the responsibilities of the banks to their smaller business customers in connection with the operation of their accounts and sets out minimum standards of service that such customers can expect from institutions which subscribe to the Business Banking Code. Compliance with the Business Banking Code is monitored by the Banking Code Standards Board.

Investment business

The FSA is responsible for the authorisation and supervision of those firms which are engaged in investment business as defined in the FSMA. As part of the authorisation process, the FSA reviews applicants to ensure that they satisfy the necessary criteria including honesty, competence and financial soundness, to engage in regulated activity. Lloyds TSB Group’s investment businesses became authorised by the FSA through being ‘grandfathered’ as having been authorised under previous legislation to carry on investment business.

The FSA’s regulatory approach aims to focus and reinforce the responsibility of the management of each approved person to ensure that it takes reasonable care to organise and control its affairs responsibly and effectively and that it develops and maintains adequate risk management systems. The FSA Handbook of Rules and Guidance (‘the Handbook’) sets out 11 Principles for Businesses and the rules to which investment businesses are required to adhere.

Under the FSMA a compulsory single, industry wide, investor’s compensation scheme, the Financial Services Compensation Scheme has been set up. The Scheme is financed by a levy system and the FSMA allows for the establishment of different funds for different kinds of business and for different maximum amounts of claim. The maximum award for compensation on investments is £48,000 (100 per cent of the first £30,000 and 90 per cent of the next £20,000).

FSA’s Inter-Professionals Code (IPC) covers the Lloyds TSB Group’s dealings in investment and non-investment products, whilst trading in the wholesale markets in Non-Investment Products (sterling, foreign exchange and bullion wholesale deposit markets, and the spot and forward foreign exchange and bullion markets), is covered by the NIPs Code, which is a draft code drawn up by a wide cross-section of market practitioners, using as its base the former London Code of Conduct, whilst working in tandem with FSA’s work on the IPC.

Given that some firms will operate both in non-investment products and investment product markets, the NIPs Code has been drafted with a view to making its provisions consistent, where appropriate, with the relevant parallel provisions in the FSA Handbook. The provisions of the NIPs Code are intended only as guidance on what is currently believed to constitute good practice in the NIPs wholesale markets. The code has no statutory underpinning except where it refers to existing legal requirements, although the FSA may take into account a firm’s compliance or otherwise with this and other codes when making decisions on authorisation.

Insurance

The insurance companies within the Lloyds TSB Group also became authorised by the FSA through being ‘grandfathered’ as having been authorised under previous legislation. While the authorisation and supervision of insurance companies is subject to the same FSA regulatory approach as other investment companies, rules exist to:

•	Restrict the carrying out of insurance business in the UK to persons authorised by the FSA.
•	Require the separate identification of the long-term business assets of an insurance company, and require that those assets are then applied only for the purpose of that business.
•

Prevent an insurer, and its parent, from declaring a dividend when long-term business assets do not exceed long-term liabilities. Furthermore, surplus assets in the long-term fund can only be transferred to the extent that there is a regulatory surplus.

•

Require, and define the role of, an ‘actuarial function holder’ for each insurance company carrying out long-term business in the UK. The actuarial function holder is responsible for advising the firm’s management on the risks the firm runs, in particular in respect of its ability to meet liabilities to policyholders and the capital required to support the business, and to monitor those risks.

•

Require, and define the role of, a ‘with-profits actuary’ for each major with-profits insurance fund. The with-profits actuary is responsible for advising the firm’s management on key aspects of discretion in the management of with-profits business.

•

Require the directors to prepare an annual report on the solvency position of the insurer. The valuation basis for assets is defined and there are limits on the extent to which certain categories of assets are allowable in determining the solvency position. For with-profits business the minimum capital requirements may be increased if a market-consistent valuation of with-profits fund assets and liabilities reveals a lower surplus than that on a ‘regulatory’ basis. A market-consistent (or ‘realistic’) valuation in theory provides a price (value) at which a willing participant would take on the liabilities.

•

Require, for the purpose of this annual solvency report, that the actuarial function holder must advise the directors regarding appropriate methods and assumptions, which must be permitted by the Handbook. (For with-profits business the with-profits actuary must also advise the directors as to whether the assumptions are consistent with the firm’s application of its published Principles and Practices of Financial Management). The actuarial function holder must then calculate the value of long-term liabilities using the methods and assumptions determined by the directors. Details of the results are contained in the directors’ solvency report.

•

Require the maintenance of a prescribed solvency margin at all times. The amount of the solvency margin depends upon the amount and type of business an insurance company writes. Failure to maintain the required solvency margin gives the regulator grounds for intervention.

•	Require an insurer to apply appropriate systems and controls to all aspects of its business.
•

Require an insurer to carry out an ‘Individual Capital Assessment’ of the capital requirements of the business, and to share the results with the FSA. The FSA may give ‘Individual Capital Guidance’ to vary the results depending, inter alia, on the FSA assessment of an insurer’s systems and controls.

The Financial Services Compensation Scheme also applies to general and long-term insurance business written by an insurer authorised by the FSA or by the UK branch of a European Economic Area firm carrying on ‘home state regulated activity’. The limit of compensation in respect of long-term insurance contracts is 100 per cent of the first £2,000 plus 90 per cent of the remainder of the value of the contract with no maximum.

Other relevant legislation and regulation

The Consumer Credit Act 1974 regulates both brokerage and lending activities in the provision of personal secured and unsecured lending. The Data Protection Act 1998 regulates, among other things, the retention and use of data relating to individual customers. The Unfair Terms in Consumer Contracts Regulations 1994 came into force in July 1995. These Regulations together with the Unfair Contract Terms Act 1977 apply to certain contracts for goods and services entered into with customers. The main effect of the Regulations is that a contractual term covered by the Regulations which is ‘unfair’ will not be enforceable against a consumer. These Regulations apply, among other things, to mortgages and related products and services.

From 31 October 2004, lenders and mortgage intermediaries dealing with customers in the UK who want a loan secured on their home became subject to statutory regulation by the FSA. This replaced the previous system of voluntary regulation under the Mortgage Code Compliance Board (MCCB). All lenders and intermediaries within the Group involved in the selling and administration of residential mortgages have had to obtain authorisation from the FSA.

Lenders and Mortgage intermediaries are required to comply with the FSA Handbook, including:

•	The high-level standards which apply to each firm and its Approved Persons.
•

The Mortgage Conduct of Business (MCOB) rules which set out the requirements for aspects such as advising and selling, product disclosure, financial promotions (including compliance with the clear, fair and not misleading requirements), responsible lending, arrears and repossessions.

•	The Training & Competence (T&C) Commitments - the detailed T&C rules and guidance also apply to firms providing advice to retail customers.
•	The financial safeguards, e.g. the requirement to maintain minimum capital resources and rules relating to client money.
•	The complaint handling requirements.
•

Requirements for regulatory reporting – this includes, where necessary, the completion of the RMAR (Retail Mediation Activities Return), MLAR (Mortgage Lending & Administration Return) and PSD (Product Sales Data) return, a requirement to check standing data annually, and to submit complaints data every 6 months.

From 14 January 2005, the sale and administration of general insurance (for example, motor, property and creditor insurance) and pure protection insurance (for example, term assurance, critical illness and income protection), known collectively as non-investment insurance, became subject to statutory regulation by the FSA, replacing the previous system of voluntary regulation under the General Insurance Standards Council and Association of British Insurers. The move to statutory regulation under the FSA also implemented the EU Insurance Mediation Directive (IMD) in the UK. The requirements of the IMD and other EU directives, particularly the Distance Marketing Directive (DMD), have directly led to many of the new rules within the FSA’s Handbook.

All intermediaries within the Group involved in the selling and administration of non-investment insurance have had to either obtain authorisation from the FSA, or obtain exemption by becoming an Appointed Representative of a firm which itself holds the necessary FSA authorisation.

Insurance intermediaries are required to comply with the FSA Handbook, including:

•	The high-level standards which apply to each firm and its Approved Persons.
•

The Insurance Conduct of Business (ICOB) rules which set out the requirements for aspects such as advising and selling, status disclosure, product disclosure, financial promotions (including compliance with the clear, fair and not misleading requirements), cancellation rights and claims handling.

•	The Training & Competence (T&C) Commitments - the detailed T&C rules and guidance also apply to firms providing advice to retail customers.
•	The financial safeguards, e.g. the requirement to maintain minimum capital resources and rules relating to client money.
•	The complaint handling requirements.
•

Requirements for regulatory reporting – this includes, where necessary, the completion of the RMAR (Retail Mediation Activities Return) and PSD (Product Sales Data) return, a requirement to check standing data annually, and submit complaints data every 6 months.

The Financial Ombudsman Service (‘FOS’) was established at N2 pursuant to the FSMA to provide customers with a free, independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The FOS resolves disputes that cover most financial products and services provided in (or from) the United Kingdom, from insurance and pension plans to bank accounts and investments, for eligible complainants, private individuals and small businesses, charities or trusts. The decisions made by the FOS are binding on firms. Under section 229 of the FSMA, if a complaint is determined in favour of the complainant, the determination may include a money award against the firm of such amount as the Ombudsman considers fair compensation for financial loss and subject to the maximum limit of £100,000, or a direction that the firm take such steps in relation to the complainant as the Ombudsman considers just and appropriate or both of these.

As part of the two-year review of the FSMA led by HM Treasury, the FSA and FOS have been asked to review certain aspects of the FOS although there is no intention to change the structure established by the FSMA.

EU directives

EU directives, which are required to be implemented in member states through national legislation, have a strong influence over the framework for supervision and regulation of financial services in the UK. The directives aim to harmonise financial services regulation and supervision throughout member states by setting out minimum standards in key areas such as capital adequacy and deposit and investor compensation schemes. The directives also require member states to give ‘mutual recognition’ to each other’s standards of regulation.

Financial institutions, such as those in the Lloyds TSB Group, are primarily regulated in their home state by a local regulator but the EU directives prescribe minimum criteria for the authorisation of such institutions and the prudential supervision applicable to them. Under the Second Banking Co-ordination Directive the concept of mutual recognition has been extended to create the ‘passport’ concept; this gives a bank which has been authorised in its ‘home’ state the freedom to establish branches in, and to provide cross-border services into, other member states without the need for additional local authorisation.

Similarly, under the Investment Services Directive or the UCITS Management Directive, investment firms can obtain an equivalent ‘passport’. Despite the application of the ‘passports’ a member state can impose certain requirements on the conduct of banking and investment activities in its boundaries, including conduct of business rules.

Credit institutions and investment firms are required to make adequate capital provisions for risks entered into: the directives set out the deemed quality and acceptable relative proportions of various types of capital. The directives also regulate permissible counterparty exposures, provide for the supervision of consolidated financial groups’ capital adequacy requirements and define permissible exposures to individual or linked counterparties.

During 2004 the European Commission issued the Draft Capital Requirements Directive for banks and investment firms. This is based on the revised Basel Capital Accord, which is being developed by the Basel Committee on banking supervision. This is likely to result in comprehensive changes to the capital adequacy regulations applicable to Lloyds TSB Group. The proposals for the new framework cover three main areas:

•	Minimum capital requirements and methodologies for allocation of regulatory capital for credit and other risks including operational risk.
•	A supervisory review process, including the setting of capital ratios by bank supervisors.
•	Improvement of transparency in the financial system by reliable and timely disclosure of risk information.

The Capital Requirements Directive will come into force for all European banks at the start of 2007, although the final rules to be applied in the UK are only likely to be published in 2006. These will be subject to further consultation, and the Lloyds TSB Group has been playing a full part with the regulatory authorities in attempting to shape them. The Lloyds TSB Group aspires to an Internal Ratings Based approach to credit risk and an Advanced Measurement Approach to operational risk. Accordingly, a considerable investment is being made in order to meet the standards required for these more advanced approaches. As well as meeting the compliance imperative, benefits to the Group will accrue through further enhancement of our risk management and capital allocation capabilities.

The UK financial services industry will also be affected by a number of other initiatives currently being developed by the EU; work continues on the Financial Services Action Plan, which is intended to create a single market for financial services by 2005, and there are proposals for other directives, such as a new Consumer Credit Directive and the Third EU Money Laundering Directive both of which will be of particular relevance to the Lloyds TSB Group. The Lloyds TSB Group will continue to monitor the progress of these initiatives, provide specialist input on their drafting and assess the likely impact on its business.

Rest of the world

Lloyds TSB Group operates in many countries around the world and its overseas branches and subsidiaries are subject to reporting and reserve requirements and controls imposed by the relevant central banks and regulatory authorities.

LISTING INFORMATION

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the London Stock Exchange, and has not been prepared or independently verified by the Lloyds TSB Group.

The ordinary shares of Lloyds TSB Group plc are listed and traded on the London Stock Exchange under the symbol ‘LLOY.L’. The prices for shares as quoted in the official list of the London Stock Exchange are in pounds sterling. The following table shows the reported high and low closing prices for the ordinary shares on the London Stock Exchange. This information has been extracted from publicly available documents from various sources, including officially prepared materials from the London Stock Exchange, and has not been prepared or independently verified by the Lloyds TSB Group.

	Price per share (in pence) High	Price per share (in pence) Low
Annual prices:
2004	476.25	391.75
2003	483.00	295.75
2002	817.00	427.50
2001	772.00	590.00
2000	774.50	517.00
1999	1,060.00	725.00
1998	1,070.50	575.50
Quarterly prices:
2005
First quarter	509.00	463.50
2004
Fourth quarter	473.25	415.00
Third quarter	436.00	391.75
Second quarter	441.50	411.00
First quarter	476.25	405.00
2003
Fourth quarter	448.00	396.00
Third quarter	483.00	413.75
Second quarter	476.75	326.00
First quarter	459.00	295.75
Monthly prices:
May 2005	469.50	453.00
April 2005	482.50	446.50
March 2005	508.00	472.50
February 2005	509.00	489.75
January 2005	496.25	463.50
December 2004	473.25	426.50

On 21 June 2005, the closing price of shares on the London Stock Exchange was 476.25 pence, equivalent to $8.77 per share translated at the Noon Buying Rate of $1.842 per £1.00 on 21 June 2005.

Lloyds TSB Group plc’s American Depositary Receipts (‘ADRs’) have been traded on the over-the-counter market in the US under the symbol ‘LLDTY’ since March 2000. Since 27 November 2001 Lloyds TSB Group plc ADSs have been listed on The New York Stock Exchange under the symbol ‘LYG’. The prices for Lloyds TSB Group plc’s ADRs, as quoted below, are in US dollars. Each ADS represents four ordinary shares. The following table shows the reported high and low closing prices for the ADRs in the over-the-counter market in the US.

	Price per ADR (in US dollars) High	Price per ADR (in US dollars) Low
Annual prices:
2001 (to 26 November 2001)	46.00	34.75
2000	45.27	33.50
Quarterly prices:
2001
Fourth quarter (to 26 November 2001)	43.88	38.25
Third quarter	44.00	35.50
Second quarter	43.94	38.94
First quarter	46.00	34.75

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS (in US dollars) High	Price per ADS (in US dollars) Low
Annual prices:
2004	36.88	29.47
2003	32.55	19.65
2002	48.55	27.85
2001 (from 27 November 2001)	44.99	41.30
Quarterly prices:
2005
First quarter	39.06	35.12
2004
Fourth quarter	36.88	31.35
Third quarter	31.61	29.47
Second quarter	32.90	29.59
First quarter	36.36	30.15
2003
Fourth quarter	32.55	27.07
Third quarter	31.16	26.43
Second quarter	32.35	20.98
First quarter	29.79	19.65
Monthly prices:
May 2005	35.76	33.32
April 2005	36.50	34.19
March 2005	39.06	35.69
February 2005	38.91	37.37
January 2005	37.77	35.12
December 2004	36.88	33.06

On 21 June 2005, the closing price of ADSs on the New York Stock Exchange was $34.98.

DIVIDENDS

Lloyds TSB Group plc has paid an interim and final dividend each year since the merger of TSB Group plc and Lloyds Bank Plc in 1995. Dividends are typically paid in May and October and the record date for the purpose of determining the shareholders who will be entitled to a dividend is established a number of weeks before the dividend payment date. TSB Group plc, which was re-named Lloyds TSB Group plc after the merger, has paid an interim and final dividend every year since its flotation on the London Stock Exchange in September 1986, with the exception of 1986 when no final dividend was paid. Lloyds TSB Bank has paid a dividend every year since its incorporation as Lloyds Banking Company Limited in 1865.

Lloyds TSB Group plc’s ability to pay dividends is restricted under UK company law. Dividends may only be paid if distributable profits are available for that purpose. In the case of a public limited company, a dividend may only be paid if the amount of net assets is not less than the aggregate of the called-up share capital and undistributable reserves and if the payment of the dividend will not reduce the amount of the net assets to less than that aggregate. In addition, a company cannot pay a dividend if any of its UK insurance subsidiaries is insolvent on a regulatory valuation basis or in the case of regulated entities, if the payment of a dividend results in regulatory capital requirements not being met. Similar restrictions exist over the ability of Lloyds TSB Group plc’s subsidiary companies to pay dividends to their immediate parent companies. Furthermore, in the case of Lloyds TSB Group plc, dividends may only be paid if sufficient distributable profits are available for distributions due in the financial year on certain preferred securities. The board has the discretion to decide whether to pay a dividend and the amount of any dividend. In making this decision, the board is mindful of the level of dividend cover and, consequently, profit growth may not necessarily result in increases in the dividend. The board recognises the importance attached by shareholders to the Lloyds TSB Group’s dividend. In the case of American Depositary Shares (‘ADSs’), dividends are paid through The Bank of New York which acts as paying and transfer agent.

The table below sets out the interim and final dividends which were declared in respect of the ordinary shares for fiscal years 2000 through 2004. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date.

	Interim dividend per share £	Interim dividend per share $	Final dividend per share £	Final dividend per share $
2000	0.093	0.136	0.213	0.306
2001	0.102	0.149	0.235	0.344
2002	0.107	0.167	0.235	0.374
2003	0.107	0.178	0.235	0.419
2004	0.107	0.190	0.235	0.447

There are no UK governmental laws, decrees or regulations that affect the remittance of dividends or other shareholder payments to non-residents of the UK who hold shares of Lloyds TSB Group plc.

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS TSB GROUP PLC

A summary of the material provisions of Lloyds TSB Group plc’s memorandum and articles of association was incorporated into Lloyds TSB Group plc’s registration statement filed with the SEC on 25 September 2001 and is therefore incorporated into this annual report by reference to that statement.

EXCHANGE CONTROLS

There are no UK laws, decrees or regulations that restrict Lloyds TSB Group plc’s export or import of capital, including the availability of cash and cash equivalents for use by Lloyds TSB Group, or that affect the remittance of dividends or other shareholders payments to non-UK holders of Lloyds TSB Group plc shares, expect as otherwise set out in “Taxation”.

TAXATION

UK taxation

The following discussion is intended only as a general guide to current UK tax legislation, what is understood to be current UK HM Revenue & Customs practice and the terms of the current UK/US income tax treaty (the ‘Treaty’), all of which are subject to change at any time, possibly with retroactive effect.

The Treaty for the avoidance of double taxation with respect to taxes on income entered into force following the exchange of instruments of ratification by the UK Parliament and the US Senate on 31 March 2003.

The UK HM Revenue & Customs is the UK government department responsible for assessing and collecting UK tax revenues. The discussion is intended as a general guide and only applies to persons who are the beneficial owners of their ordinary shares or ADSs. References below to a US holder are to that term as defined, and subject to the exclusions described in the introduction, below under ‘US federal income tax considerations’. It may not apply to certain shareholders or ADS holders, such as dealers in securities.

Tax can be complicated and individual circumstances may need to be considered in more detail. Any person who is in any doubt as to his tax position should consult his own professional adviser.

Taxation of chargeable gains

UK residents

A disposal (or deemed disposal) of ordinary shares or ADSs by a shareholder or holder of ADSs resident or (in the case of an individual) ordinarily resident for tax purposes in the UK may, depending on the shareholder’s or ADS holder’s particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation on chargeable gains.

Individuals, other than US holders, temporarily non-resident in the UK

A shareholder or ADS holder who is an individual and who has, on or after 17 March 1998, ceased to be resident and ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of ordinary shares or ADSs during that period may be liable, on return to the UK, to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption, relief and/or foreign tax credit.

US holders

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, US holders generally will not be liable for UK tax on chargeable gains unless they carry on a trade, profession or vocation in the UK through a branch or agency and the ordinary shares or ADSs are or have been used or held by or for the purposes of the branch or agency, in which case such US holder might, depending on individual circumstances, be liable to UK tax on chargeable gains on any disposition of ordinary shares or ADSs. An individual US holder who is only temporarily not resident in the UK may, under anti-avoidance legislation, still be liable for UK tax on chargeable gains realised, subject to any available exemption, relief and/or foreign tax credit.

A US holder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of ordinary shares or ADSs during that period may be liable, on return to the UK, to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption, relief and/or foreign tax credit.

Other non-UK resident persons

Subject to the provisions set out above under ‘Individuals, other than US holders, temporarily non-resident in the UK’, shareholders or ADS holders who are neither resident nor ordinarily resident in the UK generally will not be liable for UK tax on chargeable gains unless they carry on a trade, profession or vocation in the UK through a branch or agency and the ordinary shares or ADSs are or have been used or held by or for the purposes of the branch or agency, in which case such shareholder or ADS holder might, depending on individual circumstances, be liable to UK tax on chargeable gains on any disposition of ordinary shares or ADSs. An individual holder of ordinary shares or ADSs who is only temporarily not resident in the UK may, under anti-avoidance legislation, still be liable for UK tax on chargeable gains realised, subject to any available exemption, relief and/or foreign tax credit.

Taxation of dividends

UK residents

Lloyds TSB Group will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs.

An individual shareholder or ADS holder who is resident in the UK for tax purposes will be entitled to a tax credit in respect of any dividend received from the Lloyds TSB Group and will be taxable on the gross dividend, which is the aggregate of the dividend received and related tax credit. The value of the tax credit will be equal to one-ninth of the dividend received (and, therefore, 10 per cent of the gross dividend). The gross dividend will be treated as an individual’s marginal taxable income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. A UK resident individual shareholder or ADS holder who is liable to income tax at the higher rate (currently 40 per cent) will be subject to tax at the rate applicable to dividends for such shareholders or ADS holders (currently 32.5 per cent) on the gross dividend. The tax credit will be set against but will not fully discharge such shareholders’ or ADS holders’ tax liability on the gross dividend and they will have to pay additional tax equal to 22.5 per cent of the gross dividend, being 25 per cent of the dividend received, to the extent that such sum, when treated as marginal income, falls above the threshold for the higher rate of income tax.

There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit.

UK resident shareholders or ADS holders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to the payment of any tax credits in respect of dividends.

Subject to certain exceptions, such as for dealers in securities and for some insurance companies with overseas business, UK resident corporate shareholders or ADS holders will generally not be subject to corporation tax in respect of dividends received from Lloyds TSB Group, but will not be entitled to the payment of any tax credit with respect to the dividends.

US holders

Lloyds TSB Group will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs to a US holder.

Other non-UK resident persons

Lloyds TSB Group will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs to a holder, other than a US holder, who is not resident for tax purposes in the UK.

Holders of ordinary shares or ADSs, other than US holders, who are not resident for tax purposes in the UK and who receive a dividend from the Lloyds TSB Group will not have any further UK tax to pay in respect of the dividend, but will not normally be able to claim any additional payment in respect of the dividend from the UK HM Revenue & Customs under any applicable Double Tax Treaty.

Stamp duty and stamp duty reserve tax

UK residents, US holders and other non-UK resident persons

Any conveyance or transfer on sale of ordinary shares (whether effected using the CREST settlement system or not) will be subject to UK stamp duty or stamp duty reserve tax (‘SDRT’). The transfer on sale of ordinary shares will be liable to ad valorem UK stamp duty or SDRT, generally at the rate of 0.5 per cent of the consideration paid (rounded up to the next multiple of £5 in the case of stamp duty). Stamp duty is usually the liability of the purchaser or transferee of the ordinary shares. An unconditional agreement to transfer such ordinary shares will be liable to SDRT, generally at the rate of 0.5 per cent of the consideration paid, but such liability will be cancelled, or, if already paid, refunded, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. SDRT is normally the liability of the purchaser or transferee of the ordinary shares.

Where Lloyds TSB Group issues ordinary shares or a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary to facilitate the issue of ADSs to him representing the ordinary shares or to a person providing clearance services (or their nominee or agent), a liability to UK stamp duty or SDRT at the rate of 1.5 per cent (rounded up to the next multiple of £5 in the case of the stamp duty) of either the issue price or, in the case of transfer, the listed price of the ordinary shares, calculated in sterling, will arise. Where a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary or clearance service this charge will generally be payable by the person receiving the ADSs or transferring the ordinary shares into the clearance service.

A liability to stamp duty at the fixed rate of £5 will arise as a result of the cancellation of any ADSs with the ordinary shares that they represent being transferred to the ADS holder.

No liability to UK stamp duty or SDRT will arise on a transfer of ADSs provided that any document that effects such transfer is not executed in the UK and that it remains at all subsequent times outside the UK. An agreement to transfer ADSs will not give rise to a liability to SDRT.

US federal income tax considerations

The following summary describes material US federal income tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares to US holders (defined below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. The summary applies only to US holders that hold ADSs or ordinary shares as capital assets and does not address special classes of holders, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers in securities or foreign currencies;

•         holders holding ADSs or shares as part of a hedge, straddle, conversion or other integrated transaction;

•	holders whose functional currency for US federal income tax purposes is not the US dollar;
•	holders liable for alternative minimum tax;
•	holders who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation;
•	partnerships or other entities classified as partnerships for US federal income tax purposes; or
•	a holder that owns 10 per cent or more of the voting shares of Lloyds TSB Group plc.

In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Such actions would also be inconsistent with the reduced rate of tax applicable to dividends received by certain non-corporate US holders. Accordingly, the analysis of the reduced rate of tax applicable to dividends received by certain non-corporate US holders described below could be affected by actions that may be taken by parties to whom ADSs are pre-released. The summary is based upon tax laws of the US including the Internal Revenue Code of 1986, as amended to the date hereof (the ‘Code’), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as the Treaty, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. Prospective purchasers of the ADSs or ordinary shares should consult their own tax advisers as to the US, UK or other tax consequences of the purchase, ownership and disposition of such securities in their particular circumstances, including the effect of any US state or local tax laws.

As used herein, a ‘US holder’ is a beneficial owner of ADSs or shares, that is, for US federal income tax purposes:

•	a citizen or resident of the US;
•	a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the US or of any political subdivision thereof; or
•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

For US federal income tax purposes, US holders of ADSs generally will be treated as the owners of the underlying ordinary shares.

Taxation of distributions

To the extent paid out of current or accumulated earnings and profits of Lloyds TSB Group plc (as determined in accordance with US federal income tax principles), distributions made with respect to ADSs or ordinary shares (other than certain pro rata distributions of shares of Lloyds TSB Group plc or rights to subscribe for shares of Lloyds TSB Group plc) will be includable in the income of a US holder as ordinary dividend income from non-US sources. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations under the Code.

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US holders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15 per cent. Non-corporate US holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

The amount of the dividend will equal the US dollar value of the pounds sterling received, calculated by reference to the exchange rate in effect on the date such distribution is received by the Depository (in the case of ADSs) or by the US holder (in the case of shares) regardless of whether the payment is converted into US dollars on the date of receipt. If the pounds sterling received as a dividend are not converted into US dollars on the date of receipt, then the US holder’s tax basis in the pounds sterling received will equal such dollar amount and the US holder may realise an exchange gain or loss on the subsequent conversion into US dollars. Any gains or losses resulting from the conversion of pounds sterling into US dollars will be treated as US source ordinary income or loss.

Taxation of capital gains

Gain or loss realised by a US holder on a sale or exchange of ADSs or shares will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US holder’s tax basis in the ADSs or shares and the amount realised on the disposition. Gains or losses, if any, will generally be US source and will be long-term if the ADSs or shares were held for more than one year.

Deposits and withdrawals of ordinary shares in exchange for ADSs will not result in taxable gain or loss for US federal income tax purposes.

Information reporting and backup withholding

Dividends paid on, and the sale proceeds from, ADSs or shares that are made within the US or through certain US-related financial intermediaries generally are subject to information reporting requirements. Such dividends may also be subject to backup withholding unless the US holder:

•        is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or

•

provides a taxpayer identification number on a properly completed Form W-9 or a substitute form and certifies that no loss of exemption from backup withholding has occurred and that such holder is a US person.

Any amount withheld under these rules will be creditable against the US holder’s federal income tax liability. A US holder who does not provide a correct taxpayer identification number may be subject to certain penalties.

WHERE YOU CAN FIND MORE INFORMATION

The documents concerning us which are referred to herein may be inspected at the Securities and Exchange Commission (“SEC”). You may read and copy any document filed or furnished by us at the SEC’s public reference rooms in Washington D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. The SEC also maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that we have filed electronically with the SEC.

ENFORCEABILITY OF CIVIL LIABILITIES

Lloyds TSB Group plc is a public limited company incorporated under the laws of Scotland. Most of Lloyds TSB Group plc’s directors and executive officers and certain of the experts named herein are residents of the United Kingdom. A substantial portion of the assets of Lloyds TSB Group plc, and a substantial portion of the assets of such persons, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgements of US courts, including judgements predicated upon the civil liability provisions of the federal securities laws of the United States. Furthermore, Lloyds TSB Group plc has been advised by its English solicitors that there is doubt as to the enforceability in the United Kingdom, in original action or in actions for enforcement of judgements of US courts, of civil liabilities, including those predicated solely upon the federal securities laws of the United States.

RISK FACTORS

Set out below are certain risk factors which could affect the Lloyds TSB Group’s future results and cause them to be materially different from expected results. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

Lloyds TSB Group’s businesses are subject to inherent risks concerning borrower credit quality as well as general UK and international economic conditions. Development of adverse conditions in the UK or in other major economies could cause profitability to decline.

Lloyds TSB Group’s businesses are subject to inherent risks regarding borrower credit quality as well as general UK economic conditions. Each of these can change the level of demand for, and supply of, Lloyds TSB Group’s products and services. Changes in the credit quality of Lloyds TSB Group’s UK and/or international borrowers and counterparties could reduce the value of Lloyds TSB Group’s assets, and increase provisions for bad and doubtful debts. In addition, changes in economic conditions may result in a deterioration in the value of security held against lending exposures and increase the risk of loss in the event of borrower default. Any significant increase in the UK unemployment rate would reduce profits from the insurance business. Furthermore, a general deterioration in the UK economy would also reduce Lloyds TSB Group’s profit from both its UK banking and financial services businesses. A general deterioration in any other major world economy could also adversely impact Lloyds TSB Group’s profitability. See ‘Operating and financial review and prospects – Risk management – Credit risk’.

Lloyds TSB Group’s businesses are inherently subject to the risk of market fluctuations, which could reduce profitability.

Lloyds TSB Group’s businesses are inherently subject to the risk of market fluctuations. The most significant market risks Lloyds TSB Group faces are those that impact the Group’s pension schemes principally equity risk and interest rate risk; adverse market movements would have an effect upon the financial condition of the pension schemes which would be reflected in the Lloyds TSB Group’s financial statements. Interest rate risk and foreign exchange risk arises from banking activities while equity risk is present in the insurance businesses. See ‘Operating and financial review and prospects – Risk management – Market risk’ for a discussion of these risks.

Lloyds TSB Group’s insurance businesses are subject to inherent risks relating to changing demographic developments, adverse weather and similar contingencies outside its control. Development of adverse conditions could reduce profitability.

Lloyds TSB Group’s insurance businesses are subject to inherent risk relating to changing demographic developments, adverse weather and similar contingencies outside its control, both in the UK and overseas. Such contingencies can change the risk profile and profitability of such products and services.

Adverse experience in the operational risks inherent in Lloyds TSB Group’s businesses could have a negative impact on its results of operations.

Operational risks are present in Lloyds TSB Group’s businesses, including the risk of loss resulting from inadequate or failed internal and external processes, documentation, people and systems or from external events. Lloyds TSB Group’s businesses are dependent on their ability to process accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Lloyds TSB Group’s systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled, but Lloyds TSB Group realises that any weakness in these systems could have a negative impact on its results of operations during the affected period. See ‘Operating and financial review and prospects – Risk management – Operations risk’ and ‘Operating and financial review and prospects – Risk management – Legal and regulatory risk’.

Terrorist acts and other acts of war could have a negative impact on the business and results of operations of Lloyds TSB Group.

Terrorist acts, and other acts of war or hostility and responses to those acts, may create economic and political uncertainties, which could have a negative impact on UK and international economic conditions generally, and more specifically on the business and results of operations of Lloyds TSB Group in ways that cannot be predicted.

Lloyds TSB Group’s businesses are subject to substantial regulation, regulatory and governmental oversight. Any significant adverse regulatory developments or changes in government policy could have a negative impact on Lloyds TSB Group’s results of operations.

Lloyds TSB Group conducts its businesses subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK and the other markets where it operates. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of Lloyds TSB Group. For additional information, see ‘Regulation’.

Lloyds TSB Group is exposed to various forms of legal risk including the risk of misselling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a negative impact on its results or its relations with its customers.

Some of these issues involve the possibility of alleged misselling of pension and other life assurance policies, savings and other products. There is a risk that further provisions may be required as a result of these issues. See ‘Operating and financial review and prospects – Risk management – Customer treatment risk – Customer remediation payments’.

Certain aspects of the Lloyds TSB Group’s business may be determined by the authorities or the courts as not being conducted in accordance with relevant laws. Obligations under contracts may not be enforced as anticipated or may be enforced in a manner detrimental to the Lloyds TSB Group or the Lloyds TSB Group could be liable in damages to others for the way in which it conducts its business.

Lloyds TSB Group’s businesses are conducted in highly competitive environments. Creation of an appropriate return for shareholders depends upon management’s ability to respond effectively to competitive pressures.

The market for UK financial services and the other markets within which Lloyds TSB Group operates are highly competitive, and management expects such competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors, which could result in a reduction in profit margins. Lloyds TSB Group’s ability to generate an appropriate return for its shareholders depends significantly upon the competitive environment and management’s response to it. See ‘Business – Competitive environment’.

Lloyds TSB Group is devoting considerable time and resources to securing new customers and developing more business from existing customers. If Lloyds TSB Group is unsuccessful, its organic growth prospects will decline.

Lloyds TSB Group seeks to achieve further organic growth by securing new customers and developing more business from existing customers. Lloyds TSB Group is currently expending significant resources and effort to bring about this growth, particularly with respect to its UK retail financial services business. If these expenditures and efforts do not meet with success, its operating results would grow more slowly or decline.

Lloyds TSB Group’s businesses are conducted in a marketplace that is consolidating and significant cross-border mergers and acquisitions may happen in the coming years. Lloyds TSB Group’s ability to generate an appropriate return for its shareholders over the long term may depend upon whether management is able or permitted by either regulatory bodies or its shareholders to achieve value-creating mergers and/or acquisitions at the appropriate times and prices.

In addition to its important strategy of organic growth, one of Lloyds TSB Group’s aims is to remain alert for opportunities to participate in the further consolidation of the financial services industry, both in the UK and overseas. Management believes that under current conditions Lloyds TSB Group may find it difficult to make a significant acquisition in the UK in any business line where it already has a significant market share. Lloyds TSB Group’s ability to generate an appropriate return for its shareholders over the long term may depend upon whether management is able to achieve value-creating mergers and/or acquisitions at the appropriate times and prices. Lloyds TSB Group cannot be sure that it will ultimately be able to make any such mergers or acquisitions.

FORWARD LOOKING STATEMENTS

This annual report includes certain forward-looking statements with respect to the business, strategy and plans of Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group’s or management’s beliefs and expectations, are forward-looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “could”, “considered”, “likely”, “estimate” and variations of these words and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future.

Examples of such forward-looking statements include, but are not limited to:

•	projections or expectations of profit attributable to shareholders, provisions, economic profit, dividends, capital structure or any other financial items or ratios;
•	statements of plans, objectives or goals of Lloyds TSB Group or its management;
•	statements about the future trends in interest rates, stock market levels and demographic trends and any impact on Lloyds TSB Group;
•

statements concerning any future UK or other economic environment or performance, including in particular any such statements included in this annual report in “Operating and Financial Review and Prospects”;

•	statements about strategic goals, competition, regulation, dispositions and consolidation or technological developments in the financial services industry; and
•	statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Lloyds TSB Group or on Lloyds TSB Group’s behalf include, but are not limited to:

•	general economic conditions in the UK and internationally;
•	inflation, interest rate, exchange rate, market and monetary fluctuations;
•	changing demographic developments, adverse weather and similar contingencies outside the Lloyds TSB Group’s control;
•	inadequate or failed internal or external processes, people and systems;
•	terrorist acts and other acts of war or hostility and responses to those acts;
•	changes in laws, regulations or taxation;
•	changes in competition and pricing environments;
•	the ability to secure new customers and develop more business from existing customers;
•	the ability to achieve value-creating mergers and/or acquisitions at the appropriate time and prices; and
•	the success of the Lloyds TSB Group in managing the risks of the foregoing.

Lloyds TSB Group plc may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds TSB Group plc’s annual report and accounts to shareholders, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds TSB Group plc to third parties, including financial analysts. The forward-looking statements contained in this annual report are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward-looking statements.

LLOYDS TSB GROUP STRUCTURE

The following is a list of the principal subsidiaries of Lloyds TSB Group plc at 31 December 2004. The audited consolidated accounts of Lloyds TSB Group plc for the year ended 31 December 2004 include the audited accounts of each of these companies.

Name of subsidiary undertakings	Country of registration/ Incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
Lloyds TSB Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
Cheltenham & Gloucester plc	England	100%*	Mortgage lending and retail investments	Barnett Way Gloucester GL4 3RL
Lloyds TSB Commercial Finance Limited	England	100%*	Credit factoring	Beaumont House Beaumont Road, Banbury Oxfordshire OX16 7RN
Lloyds TSB Leasing Limited	England	100%*	Financial leasing	25 Gresham Street London EC2V 7HN
Lloyds TSB Private Banking Limited	England	100%*	Private banking	25 Gresham Street London EC2V 7HN
The Agricultural Mortgage Corporation PLC	England	100%*	Long-term agricultural finance	Charlton Place Charlton Road Andover Hampshire SP10 1RE
Lloyds TSB Bank Offshore Limited	Jersey	100%*	Banking and financial services	25 New Street St Helier Jersey JE4 8RG
Lloyds TSB Scotland plc	Scotland	100%*	Banking and financial services	Henry Duncan House 120 George Street Edinburgh EH2 4LH
Lloyds TSB General Insurance Limited	England	100%*	General insurance	25 Gresham Street London EC2V 7HN
Scottish Widows Investment Partnership Group Limited	England	100%*	Investment management	10 Fleet Place London EC4M 7RH
Lloyds TSB Insurance Services Limited	England	100%*	Insurance broking	25 Gresham Street London EC2V 7HN
Lloyds TSB Asset Finance Division Limited	England	100%*	Consumer credit, leasing and related services	25 Gresham Street London EC2V 7HN
Black Horse Limited	England	100%*	Consumer credit, leasing and related services	25 Gresham Street London EC2V 7HN
Scottish Widows plc	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF
Scottish Widows Annuities Limited	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF

* Indirect interest

Report of the independent Registered Public Accounting Firm

To the Shareholders of Lloyds TSB Group plc:

We have audited the accompanying consolidated balance sheets of Lloyds TSB Group plc and its subsidiaries as of 31 December 2004 and 31 December 2003, and the related consolidated profit and loss account, consolidated statement of total recognised gains and losses, reconciliation of movements in shareholders’ funds and consolidated cash flow statement for each of the three years in the period ended 31 December 2004 which, as described in Note 1, have been prepared on the basis of accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the management of Lloyds TSB Group plc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lloyds TSB Group plc and its subsidiary undertakings at 31 December 2004 and 31 December 2003, and the results of their operations and their cash flows, for each of the three years in the period ended 31 December 2004 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31 December 2004 and the determination of consolidated shareholders’ equity at 31 December 2004 and 2003 to the extent summarised in Note 50 to the consolidated financial statements.

PricewaterhouseCoopers LLP

Southampton, England

3 March 2005, except for Note 50, as to which the date is 29 June 2005.

Consolidated profit and loss account

for the year ended 31 December 2004

	Note	2004 £ million	Continuing operations 2003 £ million	Discontinued operations 2003* £ million	Total 2003 £ million	2002† £ million
Interest receivable:
Interest receivable and similar income arising from debt securities		423	389	63	452	567
Other interest receivable and similar income		9,972	8,484	1,213	9,697	9,982
Interest payable		5,475	4,129	765	4,894	5,378
Net interest income		4,920	4,744	511	5,255	5,171
Other finance income	45	39	34	–	34	165
Other income
Fees and commissions receivable		3,124	2,987	112	3,099	3,053
Fees and commissions payable		(744)	(688)	(34)	(722)	(645)
Dealing profits (before expenses)	3	271	525	35	560	188
Income from long-term assurance business	29	715	436	17	453	(294)
General insurance premium income		554	535	–	535	486
Other operating income		688	682	12	694	763

		4,608	4,477	142	4,619	3,551
Total income		9,567	9,255	653	9,908	8,887
Operating expenses
Administrative expenses	4	4,284	4,229	247	4,476	4,212
Depreciation and amortisation	23,24	633	672	25	697	701

Total operating expenses		4,917	4,901	272	5,173	4,913
Trading surplus		4,650	4,354	381	4,735	3,974
General insurance claims		224	236	–	236	229
Provisions for bad and doubtful debts	15
Specific		953	883	63	946	965
General		(87)	4	–	4	64

		866	887	63	950	1,029
Amounts written off fixed asset investments	5	52	44	–	44	87
Operating profit		3,508	3,187	318	3,505	2,629
Share of results of joint ventures	20	–	(22)	–	(22)	(11)
(Loss) profit on sale of businesses	6	(15)	–	865	865	–
Profit on ordinary activities before tax	8	3,493	3,165	1,183	4,348	2,618
Tax on profit on ordinary activities	9	1,004			1,025	766
Profit on ordinary activities after tax		2,489			3,323	1,852
Minority interests:
Equity		26			22	19
Non-equity	39	42			47	43
Profit for the year attributable to shareholders		2,421			3,254	1,790
Dividends	10	1,914			1,911	1,908
Profit (loss) for the year	41	507			1,343	(118)
Earnings per share	11	43.3p			58.3p	32.1p
Diluted earnings per share	11	43.0p			58.1p	32.0p

* See note 6

† An analysis of the results for the year ended 31 December 2002 between continuing and discontinued operations is given in note 7.

The accompanying notes are an integral part of the financial statements.

Consolidated balance sheet

at 31 December 2004

	Note	2004 £ million	2003 £ million
Assets
Cash and balances at central banks		1,078	1,195
Items in course of collection from banks		1,462	1,447
Treasury bills and other eligible bills	12	92	539
Loans and advances to banks	13	23,565	15,547
Loans and advances to customers	14	154,240	135,251
Debt securities	17	25,194	28,669
Equity shares	18	215	458
Interests in joint ventures:	20
Share of gross assets		84	85
Share of gross liabilities		(31)	(31)
		53	54
Intangible fixed assets	23	2,425	2,513
Tangible fixed assets	24	4,181	3,918
Other assets	27	3,220	3,944
Prepayments and accrued income	28	2,573	1,918
Long-term assurance business attributable to the shareholder	29	6,781	6,481
		225,079	201,934
Long-term assurance assets attributable to policyholders	29	54,764	50,078
Total assets		279,843	252,012

The accompanying notes are an integral part of the financial statements.

Consolidated balance sheet

at 31 December 2004

	Note	2004 £ million	2003 £ million
Liabilities
Deposits by banks	31	39,738	23,955
Customer accounts	32	122,062	116,496
Items in course of transmission to banks		631	626
Debt securities in issue	33	27,217	25,922
Other liabilities	34	6,619	7,007
Accruals and deferred income	35	3,866	3,206
Post-retirement benefit liability	45	2,231	2,139
Provisions for liabilities and charges:
Deferred tax	36	1,473	1,376
Other provisions for liabilities and charges	37	417	402
Subordinated liabilities:
Undated loan capital	38	5,852	5,959
Dated loan capital	38	4,400	4,495
		10,252	10,454
Minority interests:
Equity		46	44
Non-equity	39	550	683
		596	727
Called-up share capital	40	1,419	1,418
Share premium account	41	1,145	1,136
Merger reserve	41	343	343
Profit and loss account	41	7,070	6,727
Shareholders’ funds (equity and non-equity)	42	9,977	9,624
		225,079	201,934
Long-term assurance liabilities to policyholders	29	54,764	50,078
Total liabilities		279,843	252,012
Memorandum items	46
Contingent liabilities:
Acceptances and endorsements		71	299
Guarantees and assets pledged as collateral security		6,786	6,122
Other contingent liabilities		1,669	2,604
		8,526	9,025
Commitments		85,290	79,335

The accompanying notes are an integral part of the financial statements.

Other statements

Statement of total recognised gains and losses

for the year ended 31 December 2004

	Note	2004 £ million	2003 £ million	2002 £ million
Profit attributable to shareholders		2,421	3,254	1,790
Currency translation differences on foreign currency net investments		(11)	118	(3)
Actuarial losses recognised in post-retirement benefit schemes		(237)	(6)	(3,299)
Deferred tax thereon		71	2	968
	45	(166)	(4)	(2,331)
Total recognised gains and losses relating to the year		2,244	3,368	(544)
Prior year adjustments in respect of changes in accounting policy in earlier years		–	(29)	(404)
Total gains and losses recognised during the year		2,244	3,339	(948)

Historical cost profits and losses

for the year ended 31 December 2004

There was no material difference between the results as reported and the results that would have been reported on an unmodified historical cost basis. Accordingly, no note of historical cost profits and losses has been included.

Reconciliation of movements in consolidated shareholders’ funds for the year ended 31 December 2004

	Note	2004 £ million	2003 £ million	2002 £ million
Profit attributable to shareholders		2,421	3,254	1,790
Dividends		(1,914)	(1,911)	(1,908)
Profit for the year		507	1,343	(118)
Currency translation differences on foreign currency net investments		(11)	118	(3)
Actuarial losses recognised in post-retirement benefit schemes	45	(166)	(4)	(2,331)
Issue of shares	40,41	10	45	139
Movements in relation to own shares	43	10	(2)	(70)
Goodwill written back on sale of businesses	6	3	181	–
Net increase in shareholders’ funds		353	1,681	(2,383)
Shareholders’ funds at beginning of year		9,624	7,943	10,326
Shareholders’ funds at end of year		9,977	9,624	7,943

The accompanying notes are an integral part of the financial statements.

Consolidated cash flow statement

for the year ended 31 December 2004

	Note	2004 £ million	2003 £ million	2002 £ million
Net cash inflow from operating activities	49a	3,469	772	5,394
Dividends received from joint ventures and associated undertakings		2	5	2
Returns on investments and servicing of finance:
– Dividends paid to equity minority interests	49d	(24)	(14)	(18)
– Payments made to non-equity minority interests	49d	(44)	(81)	(43)
– Interest paid on subordinated liabilities (loan capital)		(606)	(600)	(463)
Net cash outflow from returns on investments and servicing of finance		(674)	(695)	(524)
Taxation:
– UK corporation tax		(656)	(598)	(758)
– Overseas tax		(107)	(186)	(193)
Total taxation		(763)	(784)	(951)
Capital expenditure and financial investment:
– Additions to fixed asset investments		(10,088)	(35,420)	(46,830)
– Disposals and maturities of fixed asset investments		9,732	36,281	45,507
– Additions to tangible fixed assets		(1,183)	(778)	(1,315)
– Disposals of tangible fixed assets		243	287	359
– Capital injections to long-term assurance business		–	–	(140)
Net cash (outflow) inflow from capital expenditure and financial investment		(1,296)	370	(2,419)
Acquisitions and disposals:
– Additions to interests in joint ventures		–	(12)	(21)
– Acquisition of group undertakings and businesses	49e	(16)	(1,106)	(117)
– Disposal of group undertakings and businesses	49g	(25)	2,382	–
Net cash (outflow) inflow from acquisitions and disposals		(41)	1,264	(138)
Equity dividends paid		(1,913)	(1,908)	(1,903)
Net cash outflow before financing		(1,216)	(976)	(539)
Financing:
– Issue of subordinated liabilities (loan capital)	49d	699	533	2,120
– Cash proceeds from issue of ordinary share capital and transactions in own shares held in respect of employee share schemes		11	32	77
– Repayments of subordinated liabilities (loan capital)	49d	(764)	(75)	(55)
– Minority investment in subsidiaries	49d	–	–	167
– Repayment of minority investment in subsidiaries	49d	(132)	–	–
– Capital element of finance lease rental payments	49d	(1)	(1)	(4)
Net cash (outflow) inflow from financing		(187)	489	2,305
(Decrease) increase in cash	49c	(1,403)	(487)	1,766

The accompanying notes are an integral part of the financial statements.

Notes to the accounts

1 Accounting policies

Accounting policies are unchanged from 2003.

In December 2004, the Accounting Standards Board (‘ASB’) issued Financial Reporting Standard 27 ‘Life Assurance’. The Group will implement the requirements of this standard in its 2005 accounts; however, in accordance with the Memorandum of Understanding entered into by leading members of the life assurance and bancassurance sectors and the Association of British Insurers with the ASB, certain additional disclosures have been given in ‘Operating and financial review and prospects’ attached to these accounts.

a Accounting convention

The consolidated accounts are prepared under the historical cost convention as modified by the revaluation of debt securities and equity shares held for dealing purposes (see g) and assets held in the long-term assurance business (see o); in compliance with Section 255A, Schedule 9 and other requirements of the Companies Act 1985 except as described below (see c); in accordance with applicable accounting standards, pronouncements of the Urgent Issues Task Force and with the Statements of Recommended Practice issued by the British Bankers’ Association and the Finance & Leasing Association. The Group’s methodology for calculating embedded value follows the guidance published by the Association of British Insurers for the preparation of figures using the achieved profits method of accounting except that tangible assets attributable to the shareholder are valued at market value. The guidance would require those assets backing capital requirements to be discounted to reflect the cost of encumbered capital, but such a treatment would be inconsistent with the treatment of capital supporting the Group’s banking operations.

The Group continues to take advantage of the dispensation in the Urgent Issues Task Force’s Abstract 17 ‘Employee Share Schemes’ not to apply that Abstract to the Group’s Inland Revenue approved SAYE schemes.

b Basis of consolidation

Assets, liabilities and results of group undertakings and joint ventures are included in the consolidated accounts on the basis of accounts made up to 31 December. Entities that do not meet the legal definition of a subsidiary but which give rise to benefits that are in substance no different to those that would arise from subsidiaries are also included in the consolidated accounts. In order to reflect the different nature of the shareholder’s and policyholders’ interests in the long-term assurance business, the value of long-term assurance business attributable to the shareholder and the assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet. Details of transactions entered into by the Group which are not eliminated on consolidation are given in note 44.

c Goodwill

Goodwill arising on acquisitions of or by group undertakings is capitalised. For acquisitions prior to 1 January 1998, goodwill was taken direct to reserves in the year of acquisition. As permitted by the transitional arrangements of Financial Reporting Standard 10, ‘Goodwill and Intangible Assets’, this goodwill was not reinstated when the Group adopted the standard in 1998.

The useful economic life of the goodwill arising on each acquisition is determined at the time of the acquisition. The directors consider that it is appropriate to assign an indefinite life to the goodwill which arose on the acquisition of Scottish Widows during 2000 in view of the strength of the Scottish Widows brand, developed through over 185 years of trading, and the position of the business as one of the leading providers of life, pensions, unit trust and fund management products. Both of these attributes are deemed to have indefinite durability, which has been determined based on the following factors: the nature of the business; the typical life spans of the products; the extent to which the acquisition overcomes market entry barriers; and the expected future impact of competition on the business.

As a result, the Scottish Widows goodwill is not being amortised through the profit and loss account; however, it is subjected to annual impairment reviews in accordance with Financial Reporting Standard 11, ‘Impairment of Fixed Assets and Goodwill’. Impairment of the goodwill is evaluated by comparing the present value of the expected future cash flows, excluding financing and tax, (the ‘value-in-use’) to the carrying value of the underlying net assets and goodwill. If the net assets and goodwill were to exceed the value-in-use, an impairment would be deemed to have occurred and the resulting write-down in the goodwill would be charged to the profit and loss account immediately.

Paragraph 28 of Schedule 9 to the Companies Act 1985 requires that all goodwill carried on the balance sheet should be amortised. In the case of the goodwill arising on the acquisition of Scottish Widows, the directors consider that it is appropriate to depart from this requirement in order to comply with the over-riding requirement for the accounts to show a true and fair view. If this goodwill was amortised over a period of 20 years, profit before tax for the year ended 31 December 2004 would be £92 million lower (2003: £93 million lower; 2002: £93 million lower), with a corresponding reduction in reserves of £450 million (2003: £358 million); intangible assets on the balance sheet would also be £450 million lower (2003: £358 million lower).

Goodwill arising on all other acquisitions after 1 January 1998 is amortised on a straight line basis over its estimated useful economic life, which does not exceed 20 years.

1 Accounting policies (continued)

At the date of the disposal of group or associated undertakings, any unamortised goodwill, or goodwill taken directly to reserves prior to 1 January 1998, is included in the Group’s share of the net assets of the undertaking in the calculation of the profit or loss on disposal.

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

Provisions for bad and doubtful debts

It is the Group’s policy to make provisions for bad and doubtful debts, by way of a charge to the profit and loss account, to reflect the losses inherent in the loan portfolio at the balance sheet date. There are two types of provision, specific and general, and these are discussed further below.

Specific provisions

Specific provisions relate to identified risk advances and are raised when the Group considers that recovery of the whole of the outstanding balance is in serious doubt. The amount of the provision is equivalent to the amount necessary to reduce the carrying value of the advance to its expected ultimate net realisable value.

For the Group’s portfolios of smaller balance homogeneous loans, such as the residential mortgage, personal lending and credit card portfolios, specific provisions are calculated using a formulae driven approach. These formulae take into account factors such as the length of time that payments from the customer are overdue, the value of any collateral held and the level of past and expected losses, in order to derive an appropriate provision.

For the Group’s other lending portfolios, specific provisions are calculated on a case-by-case basis. In establishing an appropriate provision, factors such as the financial condition of the customer, the nature and value of any collateral held and the costs associated with obtaining repayment and realisation of the collateral are taken into consideration.

General provisions

General provisions are raised to cover latent bad and doubtful debts which are present in any portfolio of advances but have not been specifically identified. The Group has general provisions, held against each of its principal lending portfolios, which are calculated after having regard to a number of factors; in particular, the level of watchlist or potential problem debt, the observed propensity for such debt to deteriorate and become impaired and prior period loss rates. The level of general provision held is reviewed on a regular basis to ensure that it remains appropriate in the context of the perceived risk inherent in the related portfolio and the prevailing economic climate.

Non-performing lending

An advance becomes classified as non-performing when interest ceases to be credited to the profit and loss account. There are two types of non-performing lending which are discussed further below.

Accruing loans on which interest is being placed in suspense

Where the customer continues to operate the account, but there is doubt about the payment of interest, interest continues to be charged to the customer’s account, but it is not applied to income. Interest is placed on a suspense account and only taken to income if there ceases to be doubt about its being paid.

Loans accounted for on a non-accrual basis

In those cases where the operation of the customer’s account has ceased and it has been transferred to a specialist recovery department, the advance is written down to its expected net realisable value and interest is no longer charged to the customer’s account as the likelihood of its recovery is considered remote. Interest is only taken to income if it is received.

f Mortgage incentives

Payments made under cash gift and discount mortgage schemes, which are recoverable from the customer in the event of early redemption, are amortised as an adjustment to net interest income over the early redemption charge period. Payments cease to be deferred and are charged to the profit and loss account in the event that the related loan is redeemed or becomes impaired.

1 Accounting policies (continued)

g Debt securities and equity shares

Debt securities, apart from those held for dealing purposes and in the long-term assurance business (see n), are stated at cost as adjusted for the amortisation of any premiums and discounts arising on acquisition, which are amortised from purchase to maturity in equal annual instalments, less amounts written off for any permanent diminution in their value. Equity shares, apart from those held for dealing purposes and in the long-term assurance business (see n), are stated at cost less amounts written off for any permanent diminution in their value.

Debt securities and equity shares held for dealing purposes are included at market value. In circumstances where securities are transferred between the dealing and investment portfolios, the transfer is effected at an amount based on the market value at the date of transfer. Any resulting profit or loss is reflected in the profit and loss account.

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

Premises and equipment held for letting to customers under operating leases are depreciated over the life of the lease to give a constant rate of return on the net cash investment, taking into account tax and anticipated residual values. Anticipated residual values are reviewed regularly and any impairments identified are charged to the profit and loss account.

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

Income from finance leases is credited to the profit and loss account in proportion to the net cash invested so as to give a constant rate of return over each period after taking account of tax. Income from instalment credit transactions is credited to the profit and loss account using the sum of the digits method. Rental income from operating leases is credited to the profit and loss account on an accruals basis.

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

The Group operates both defined benefit and defined contribution post-retirement benefit schemes.

Full actuarial valuations of the Group’s principal defined benefit schemes are carried out every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries, or in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows. For the purposes of these annual updates, scheme assets are included at market value and scheme liabilities are measured on an actuarial basis using the projected unit method; these liabilities are discounted at the current rate of return on an AA corporate bond of equivalent currency and term. The post-retirement benefit surplus or deficit is included on the Group’s balance sheet, net of the related amount of deferred tax. Surpluses are included only to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes.

1 Accounting policies (continued)

The current service cost and any past service costs are included in the profit and loss account within operating expenses and the expected return on the schemes’ assets, after deducting the impact of the unwinding of the discount on scheme liabilities, is included within other finance income. Actuarial gains and losses, including differences between the expected and actual return on scheme assets, are recognised, net of the related deferred tax, in the statement of total recognised gains and losses.

The costs of the Group’s defined contribution pension schemes are charged to the profit and loss account in the period in which they fall due.

m Foreign currency translation

Assets, liabilities and results in foreign currencies are expressed in sterling at the rates of exchange ruling on the dates of the respective balance sheets. Exchange adjustments on the translation of opening net assets held overseas are taken direct to reserves. All foreign exchange gains and losses, which arise from normal trading activities, are included in the profit and loss account.

n Long-term assurance business

The Group accounts for its interest in long-term assurance business using the embedded value basis of accounting. The value of the shareholder’s interest in the long-term assurance business (‘the embedded value’) included in the Group’s balance sheet is an actuarially determined estimate of the economic value of the Group’s life assurance subsidiaries, excluding any value which may be attributed to future new business. The embedded value is comprised of the net tangible assets of the life assurance subsidiaries, including any surplus retained within the long-term business funds, which could be transferred to the shareholder, and the present value of the in-force business. The present value of the in-force business is calculated by projecting the future surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date, using appropriate economic and actuarial assumptions, and discounting the result at a rate which reflects the shareholder’s overall risk premium attributable to this business.

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

The assets held within the long-term business funds of the Group’s life assurance operations are legally owned by the Group, however the shareholder will only benefit from ownership of these assets to the extent that surpluses are declared or from other cash flows attributable to the shareholder. Reflecting the different nature of these assets, they are classified separately on the Group’s balance sheet as ‘Long-term assurance assets attributable to policyholders’, with a corresponding liability to the policyholders also shown. Investments held within the long-term business funds are included on the following basis: equity shares, debt securities and unit trusts held for unit-linked funds are valued in accordance with policy conditions at market prices; other equity shares and debt securities are valued at middle market price and other unit trusts at bid price; investment properties are included at valuation by independent valuers at existing use value at the balance sheet date, and mortgages and loans are at cost less amounts written off.

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

1 Accounting policies (continued)

p Sale and repurchase transactions

Securities which have been sold with an agreement to repurchase continue to be shown on the balance sheet and the sale proceeds recorded within deposits by banks or customer accounts as appropriate. Securities acquired in reverse sale and repurchase transactions are not recognised on the balance sheet and the purchase price is recorded within loans and advances. The difference between the sale price and repurchase price is accrued evenly over the life of the transaction and charged or credited to the profit and loss account as interest payable or receivable.

q Derivatives

Derivatives are used in the Group’s trading activities to meet the financial needs of customers, for proprietary purposes and to manage risk in the Group’s trading portfolios. Such instruments include exchange rate forwards and futures, currency swaps and options together with interest rate swaps, forward rate agreements, interest rate options and futures. These derivatives are carried at fair value and all changes in fair value are reported within dealing profits in the profit and loss account. Fair values are normally determined by reference to quoted market prices; internal models are used to determine fair value in instances where no market price is available. The unrealised gains and losses on trading derivatives are included within other assets and other liabilities respectively. These items are reported gross except in instances where the Group has entered into legally binding netting agreements, where the Group has a right to insist on net settlement that would survive the insolvency of the counterparty; in these cases the positive and negative fair values of trading derivatives with the relevant counterparties are offset within the balance sheet totals.

Derivatives used in the Group’s non-trading activities are taken out to reduce exposures to fluctuations in interest and exchange rates and include exchange rate forwards and futures, currency swaps together with interest rate swaps, forward rate agreements and options. These derivatives are accounted for in the same way as the underlying items which they are hedging. Interest receipts and payments on hedging interest derivatives are included in the profit and loss account so as to match the interest payable or receivable on the hedged item.

A derivative will only be classified as a hedge in circumstances where there was reasonable evidence of the intention to hedge at the outset of the transaction and the derivative substantially matches or eliminates a proportion of the risk associated with the exposure being hedged.

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

2 Segmental analysis

The Group’s activities are organised into three businesses: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Services provided by UK Retail Banking encompass the provision of banking and other financial services, private banking and mortgages to personal customers. Insurance and Investments offers life assurance, pensions and savings products, general insurance and fund management services. Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages the Group’s activities in financial markets through its Treasury function and provides banking and financial services overseas.

Year ended 31 December 2004	UK Retail Banking £m	General insurance £m	Life, pensions, unit trusts and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items £m	Continuing operations £m	Discontinued operations§ £m	Total £m

Net interest income	3,198	44	55	99	1,966	(343)	4,920	–	4,920
Other finance income	–	–	–	–	–	39	39	–	39
Other operating income	1,639	497	818	1,315	1,641	13	4,608	–	4,608
Total income	4,837	541	873	1,414	3,607	(291)	9,567	–	9,567
Operating expenses	(2,513)	(149)	(123)	(272)	(2,090)	(42)	(4,917)	–	(4,917)
Trading surplus (deficit)	2,324	392	750	1,142	1,517	(333)	4,650	–	4,650
General insurance claims	–	(224)	–	(224)	–	–	(224)	–	(224)
Provisions for bad and doubtful debts	(673)	–	–	–	(193)	–	(866)	–	(866)
Amounts written off fixed asset investments	–	–	–	–	(52)	–	(52)	–	(52)
Loss on sale of businesses	–	–	–	–	(15)	–	(15)	–	(15)
Profit (loss) before tax	1,651	168	750	918	1,257	(333)	3,493	–	3,493

Year ended 31 December 2003*

Net interest income	3,137	38	43	81	1,875	(349)	4,744	511	5,255
Other finance income	–	–	–	–	–	34	34	–	34
Other operating income	1,533	505	579	1,084	1,561	299	4,477	142	4,619
Total income	4,670	543	622	1,165	3,436	(16)	9,255	653	9,908
Operating expenses	(2,583)	(141)	(120)	(261)	(2,048)	(9)	(4,901)	(272)	(5,173)
Trading surplus (deficit)	2,087	402	502	904	1,388	(25)	4,354	381	4,735
General insurance claims	–	(236)	–	(236)	–	–	(236)	–	(236)
Provisions for bad and doubtful debts	(594)	–	–	–	(306)	13	(887)	(63)	(950)
Amounts written off fixed asset investments	–	–	–	–	(44)	–	(44)	–	(44)
Share of results of joint ventures	(22)	–	–	–	–	–	(22)	–	(22)
Profit on sale of businesses	–	–	–	–	–	–	–	865	865
Profit (loss) before tax	1,471	166	502	668	1,038	(12)	3,165	1,183	4,348

Year ended 31 December 2002*

Net interest income	2,890	38	36	74	1,970	(251)	4,683	488	5,171
Other finance income	–	–	–	–	–	165	165	–	165
Other operating income	1,567	353	(157)	196	1,520	149	3,432	119	3,551
Total income	4,457	391	(121)	270	3,490	63	8,280	607	8,887
Operating expenses	(2,402)	(105)	(186)	(291)	(1,939)	(4)	(4,636)	(277)	(4,913)
Trading surplus	2,055	286	(307)	(21)	1,551	59	3,644	330	3,974
General insurance claims	–	(229)	–	(229)	–	–	(229)	–	(229)
Provisions for bad and doubtful debts	(496)	–	–	–	(489)	7	(978)	(51)	(1,029)
Amounts written off fixed asset investments	–	–	–	–	(57)	(30)	(87)	–	(87)
Share of results of joint ventures	(11)	–	–	–	–	–	(11)	–	(11)
Profit (loss) before tax	1,548	57	(307)	(250)	1,005	36	2,339	279	2,618

2 Segmental analysis (continued)

Geographical area:**	Domestic 2004 £m	International 2004 £m	Total 2004 £m	Domestic 2003 £m	International 2003 £m	Continuing operations 2003 £m	Discontinued operations§ 2003 £m	Total 2003 £m
Interest receivable	9,992	403	10,395	8,490	383	8,873	1,276	10,149
Other finance income	39	–	39	34	–	34	–	34
Fees and commissions receivable	2,980	144	3,124	2,831	156	2,987	112	3,099
Dealing profits (before expenses)	249	22	271	276	249	525	35	560
Income from long-term assurance business	715	–	715	436	–	436	17	453
General insurance premium income	554	–	554	535	–	535	–	535
Other operating income	682	6	688	677	5	682	12	694
Total gross income	15,211	575	15,786	13,279	793	14,072	1,452	15,524
Profit on ordinary activities before tax	3,295	198	3,493	2,810	355	3,165	1,183	4,348

Geographical area**	Domestic 2002 £m	International 2002 £m	Continuing operations 2002 £m	Discontinued operations§ 2002 £m	Total 2002 £m
Interest receivable	8,226	582	8,808	1,741	10,549
Other finance income	165	–	165	–	165
Fees and commissions receivable	2,773	169	2,942	111	3,053
Dealing profits (before expenses)	125	39	164	24	188
Income from long-term assurance business	(305)	–	(305)	11	(294)
General insurance premium income	486	–	486	–	486
Other operating income	552	207	759	4	763
Total gross income	12,022	997	13,019	1,891	14,910
Profit on ordinary activities before tax	2,122	217	2,339	279	2,618

	Net Assets† 2004 £m	Net Assets† 2003 £m	Assets‡ 2004 £m	Assets‡ 2003 £m
Class of business
UK Retail Banking	2,991	2,555	101,615	90,541
Insurance and Investments:
General insurance	427	470	1,084	1,009
Life, pensions, unit trusts and asset management	6,908	6,531	9,141	8,835
	7,335	7,001	10,225	9,844
Wholesale and International Banking	4,469	4,390	112,968	101,286
Central group items	(4,772)	(4,278)	271	263
	10,023	9,668	225,079	201,934
Geographical area**
Domestic	9,369	9,069	212,197	189,162
International	654	599	12,882	12,772
	10,023	9,668	225,079	201,934
*

From the beginning of 2004 the Group changed its UK branch and other distribution networks from cost centres to profit centres and, consequently, amended the internal commission arrangements between these networks and the insurance product manufacturing businesses within the Group. The effect of this change has been to redistribute income from the insurance segments to UK Retail Banking and, to a lesser extent, to Wholesale. In addition, certain costs previously included in Central group items were reallocated to the operating segments. The 2002 and 2003 segmental analyses have been restated to reflect these changes on a consistent basis.

**

The geographical distribution of gross income sources, profit on ordinary activities before tax and assets by domestic and international operations is based on the location of the office recording the transaction, except for lending by the international business booked in London.

†

Net assets represent shareholders’ funds plus equity minority interests. Disclosure of information on net assets is an accounting standard requirement (SSAP 25); it is not appropriate to relate it directly to the segmental profits above because the business is not managed by the allocation of net assets to business units.

‡	Assets exclude long-term assurance assets attributable to policyholders.
§	Discontinued operations related entirely to the international operations of the Wholesale and International Banking segment.

As the business of the Group is mainly that of banking and insurance, no segmental analysis of turnover is given.

3 Dealing profits (before expenses)

	2004 £m	2003 £m	2002 £m
Foreign exchange trading income	178	228	173
Securities and other gains	93	332	15
	271	560	188

Dealing profits include the profits and losses arising both on the purchase and sale of trading instruments and from the year-end revaluation to market value, together with the interest income earned from these instruments and the related funding cost.

4 Administrative expenses

	2004 £m	2003 £m	2002 £m
Salaries	2,069	2,092	2,065
Social security costs	140	143	134
Other pension costs (note 45)	338	353	318
Staff costs	2,547	2,588	2,517
Other administrative expenses	1,737	1,888	1,695
	4,284	4,476	4,212
The average number of persons on a headcount basis employed by the Group during the year was as follows:
UK	74,924	73,814	71,134
Overseas	3,372	10,288	11,491
	78,296	84,102	82,625

The above staff numbers exclude 4,657 (2003: 5,202; 2002: 5,870) staff employed in the long-term assurance business. Costs of £190 million (2003: £194  million; 2002: £209 million) in relation to those staff are reflected in the valuation of the long-term assurance business.

Details of directors’ emoluments, pensions and interests are given on pages 84 to 89.

	2004 £m	2003 £m	2002 £m
Statutory audit	5.2	5.5	4.8
Other audit related fees:
– Audit related regulatory reporting	0.9	0.9	0.9
– Further assurance services	6.4	3.3	1.7
Total other audit related fees	7.3	4.2	2.6
Audit and audit related fees	12.5	9.7	7.4
Tax advisory	0.8	1.6	0.7
Other non-audit fees:
– Due diligence services	0.9	0.7	0.8
– Management consultancy	–	–	0.1
– Other	0.3	0.2	0.7
Total other non-audit fees	1.2	0.9	1.6
Total fees	14.5	12.2	9.7

During the year the auditors also earned fees of £0.6 million (2003: £0.6 million; 2002: £0.8 million) in respect of the audit of unit trusts and pension schemes managed by the Group.

Included in ‘Other audit related fees’ are the costs of the advice provided in relation to the Group’s preparations for the implementation of International Financial Reporting Standards and the requirements of the Sarbanes-Oxley Act together with the costs of the audit of the Group’s Form 20-F filing.

It is the Group’s policy to use the auditors on assignments in cases where their knowledge of the Group means that it is neither efficient nor cost effective to employ another firm of accountants. Such assignments typically relate to the provision of advice on tax issues, assistance in transactions involving the acquisition and disposal of businesses and accounting advice. The auditors are not permitted to provide management consultancy services to the Group.

4 Administrative expenses (continued)

The Group has procedures to ensure that fees for audit and non-audit services are approved in advance. The audit committee has established de minimis fee limits for particular detailed types of service and has approved in advance all non-audit assignments where the fee falls below the relevant limit. All statutory audit work as well as non-audit assignments where the fee is expected to exceed the relevant limit are subject to individual pre-approval by the audit committee. On a quarterly basis, the audit committee receives a report detailing all pre-approved services and amounts paid to the auditors for such pre-approved services.

5 Amounts written off fixed asset investments

	2004 £m	2003 £m	2002 £m
Debt securities	43	42	84
Equity shares	9	2	3
	52	44	87

6 (Loss) profit before tax on sale of businesses

	2004 £m	2003 £m	2002 £m
Profit on sale of businesses in Argentina (tax: £6 million)	6	–	–
Loss on sale of businesses in Colombia (after charging £3 million of goodwill previously written off to reserves) (tax: nil)	(20)	–	–
Loss on sale of businesses in Panama, Guatemala and Honduras (tax: £1 million)	(1)	–	–
Loss on sale of French fund management and private banking businesses (tax: nil)	–	(15)	–
Loss on sale of Brazilian businesses (after charging £161 million of goodwill previously written off to reserves) (tax: nil)	–	(41)	–
Profit on sale of New Zealand operations (after charging £20 million of goodwill previously written off to reserves) (tax: nil)	–	921	–
	(15)	865	–

During 2004 the Group completed the sale, announced on 19 July 2004 and completed on 19 November 2004, of the business of the branch of Lloyds TSB Bank plc in Argentina; the sale, announced on 19 July 2004 and completed on 30 November 2004 of the Group’s principal businesses in Colombia comprising its interests in Lloyds TSB Bank S.A. and in Lloyds Trust S.A. and certain offshore assets; and the sales, announced on 1 December 2003, of substantially all of the businesses of the branches of Lloyds TSB Bank plc in Panama, Guatemala and Honduras which were completed on 30 April 2004, 4 June 2004 and 1 October 2004 respectively.

During 2003 the Group completed the sales of its French fund management and private banking businesses, including its subsidiaries Lloyds Bank SA, Chaillot Assurances SA and Capucines Investissements SA; its Brazilian subsidiaries Banco Lloyds TSB S.A. and Losango Promotora de Vendas Ltda, together with substantially all of the business of the Brazilian branch of Lloyds TSB Bank plc and certain offshore Brazilian assets; and its subsidiary, NBNZ Holdings Limited, comprising the Group’s New Zealand banking and insurance operations.

The trading results of the businesses sold in 2004 were not material to the Group. Discontinued operations in 2002 and 2003 comprise the businesses in New Zealand, Brazil and France sold in 2003.

7 Analysis of comparative profit and loss account for the year ended 31 December 2002

The analysis of the profit and loss account for the year ended 31 December 2002 between continuing and discontinued operations is set out below. Discontinued operations comprise the operations in France, New Zealand and Brazil sold in 2003; for further details see note 6.

	Continuing Operations 2002 £m	Discontinued Operations 2002 £m	Total 2002 £m
Interest receivable:
– Interest receivable and similar income arising from debt securities	523	44	567
– Other interest receivable and similar income	8,285	1,697	9,982
Interest payable	4,125	1,253	5,378
Net interest income	4,683	488	5,171
Other finance income	165	–	165
Other income:
Fees and commissions receivable	2,942	111	3,053
Fees and commissions payable	(614)	(31)	(645)
Dealing profits (before expenses)	164	24	188
Income from long-term assurance business	(305)	11	(294)
General insurance premium income	486	–	486
Other operating income	759	4	763
	3,432	119	3,551
Total income	8,280	607	8,887
Operating expenses:
Administrative expenses	3,973	239	4,212
Depreciation and amortisation	663	38	701
Total operating expenses	4,636	277	4,913
Trading surplus	3,644	330	3,974
General insurance claims	229	–	229
Provisions for bad and doubtful debts:
Specific	914	51	965
General	64	–	64
	978	51	1,029
Amounts written off fixed asset investments	87	–	87
Operating profit	2,350	279	2,629
Share of results of joint ventures	(11)	–	(11)
Profit on ordinary activities before tax	2,339	279	2,618

8 Profit on ordinary activities before tax

	2004 £m	2003 £m	2002 £m
Profit on ordinary activities before tax is stated after taking account of:
Income from:
Aggregate amounts receivable, including capital repayments, in respect of assets leased to customers and banks under:
– Finance leases and hire purchase contracts	3,742	3,495	3,290
– Operating leases	422	446	440
Profits less losses on disposal of investment securities	126	47	160
Charges:
Rental of premises	212	220	220
Hire of equipment	17	18	18
Interest on subordinated liabilities (loan capital)	601	622	537

9 Tax on profit on ordinary activities

a Analysis of charge for the year

	2004 £m	2003 £m	2002 £m
UK corporation tax:
– Current tax on profits for the year	841	1,079	786
– Adjustments in respect of prior years	(38)	(72)	12
	803	1,007	798
Double taxation relief	(58)	(223)	(129)
	745	784	669
Foreign tax:
– Current tax on profits for the year	119	144	216
– Adjustments in respect of prior years	(5)	(15)	(15)
	114	129	201
Current tax charge	859	913	870
Deferred tax	146	119	(106)
Associated undertakings and joint ventures	(1)	(7)	2
	1,004	1,025	766

The charge for tax on the profit for the year is based on a UK corporation tax rate of 30 per cent (2003: 30 per cent; 2002: 30 per cent).

In addition to the tax charge in the profit and loss account detailed above, £71 million (2003: £2 million; 2002: £968 million) of deferred tax has been credited to the statement of total recognised gains and losses in respect of actuarial losses recognised in post-retirement benefit schemes (note 45).

b Factors affecting the tax charge for the year

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the current tax charge and total tax charge for the year is given below:

	2004 £m	2003 £m	2002 £m
Profit on ordinary activities before tax	3,493	4,348	2,618
Tax charge thereon at UK corporation tax rate of 30%	1,048	1,304	785
Factors affecting charge:
– Goodwill amortisation	9	9	9
– Overseas tax rate differences	(14)	(9)	24
– Specifically allowable, unallowable and non-taxable items	(5)	(10)	(28)
– Net tax effect of disposals	(12)	(276)	(23)
– Tax deductible coupons on non-equity minority interests	(12)	(12)	(12)
– Payments to employee trust	–	–	(20)
– Capital allowances in excess of depreciation	(86)	(105)	7
– Other timing differences	(60)	(14)	99
– Life companies rate differences	(16)	16	43
– Other items	7	10	(14)
Current tax charge	859	913	870
Deferred tax:
– Capital allowances in excess of depreciation	86	105	(7)
– Other timing differences	60	14	(99)
Associated undertakings and joint ventures	(1)	(7)	2
Tax on profit on ordinary activities	1,004	1,025	766
Effective rate	28.7%	23.6%	29.3%

9 Tax on profit on ordinary activities (continued)

c Factors that may affect the future tax charge

The current tax charge includes a charge of £199 million (2003: charge of £157 million; 2002: credit of £44 million) in respect of notional tax on the shareholder’s interest in the movement in value of the long-term assurance business (note 29b). Since this derives from the use of a combination of tax rates it can give rise to a higher or lower charge compared to an expected 30 per cent rate.

Future transfers from Scottish Widows plc’s long-term business fund to its shareholder’s fund will be subject to a shareholder tax charge. Under FRS 19, no provision is required to be made since the timing of such transfers is under Scottish Widows plc’s control. The potential deferred tax liability (undiscounted) not recognised on the balance sheet is approximately £230 million (2003: £110 million).

10 Ordinary dividends

	2004 pence per share	2003 pence per share	2002 pence per share	2004 £m	2003 £m	2002 £m
Interim: paid	10.7	10.7	10.7	599	597	597
Final: proposed	23.5	23.5	23.5	1,315	1,314	1,311
	34.2	34.2	34.2	1,914	1,911	1,908

No dividends were paid in 2004 on the £100 of 6 per cent non-cumulative redeemable preference shares issued in the year (see note 40). Dividends are being accrued at the rate of 6 per cent per annum and the first payment was made in March 2005.

11 Earnings per share

	2004	2003	2002
Profit attributable to shareholders†	£2,421m	£3,254m	£1,790m
Weighted average number of ordinary shares in issue during the year‡	5,590m	5,581m	5,570m
Dilutive effect of options outstanding	35m	18m	27m
Diluted weighted average number of ordinary shares in issue during the year	5,625m	5,599m	5,597m
Earnings per share	43.3p	58.3p	32.1p
Diluted earnings per share	43.0p	58.1p	32.0p
†	No adjustment was made to profit attributable to shareholders in calculating diluted earnings per share.
‡

The weighted average number of shares for the year has been calculated after deducting 6 million (2003: 8 million; 2002: 5 million) ordinary shares representing the Group’s holdings of own shares (note 43).

12 Treasury bills and other eligible bills

	2004 Balance sheet £m	2004 Valuation £m	2003 Balance sheet £m	2003 Valuation £m
Investment securities:
Treasury bills and similar securities	75	77	308	305
Other eligible bills	13	13	222	218
	88	90	530	523
Other securities:
Treasury bills and similar securities	4	4	9	9
	92	94	539	532
Geographical analysis by issuer:
United Kingdom	–		336
Latin America	18		70
Other	74		133
	92		539
Included above: Unamortised discounts net of premiums on investment securities	–		2

	Cost £m	Premiums and discounts £m	Total £m
Movements in investment securities:
At 1 January 2004	528	2	530
Exchange and other adjustments	(3)	–	(3)
Additions	430	–	430
Bills sold or matured	(830)	(5)	(835)
Adjustments on disposal of businesses	(37)	–	(37)
Amortisation of premiums and discounts	–	3	3
At 31 December 2004	88	–	88

Investment securities are those intended for use on a continuing basis in the activities of the Group and not for dealing purposes. It is expected that tax of £1 million would be payable (2003: £2 million recoverable) if the investment securities were sold at their year end valuation.

The difference between the cost of other securities and market value, where the market value is higher than the cost, is not disclosed as its determination is not practicable.

13 Loans and advances to banks

	2004 £m	2003 £m
Lending to banks	2,483	2,292
Deposits placed with banks	21,083	13,273
Total loans and advances to banks	23,566	15,565
Provisions for bad and doubtful debts	(1)	(18)
	23,565	15,547
Repayable on demand	2,477	3,768
Other loans and advances by residual maturity repayable:
– 3 months or less	16,763	7,637
– 1 year or less but over 3 months	2,243	2,329
– 5 years or less but over 1 year	1,422	1,496
– Over 5 years	661	335
Provisions for bad and doubtful debts	(1)	(18)
	23,565	15,547

14 Loans and advances to customers

	2004 £m	2003 £m
Lending to customers	144,708	125,785
Hire purchase debtors	4,828	4,701
Equipment leased to customers	6,387	6,470
Total loans and advances to customers	155,923	136,956
Provisions for bad and doubtful debts	(1,662)	(1,677)
Interest held in suspense	(21)	(28)
	154,240	135,251
Loans and advances by residual maturity repayable:
– 3 months or less	28,748	23,284
– 1 year or less but over 3 months	9,878	9,458
– 5 years or less but over 1 year	35,301	31,384
– Over 5 years	81,996	72,830
Provisions for bad and doubtful debts	(1,662)	(1,677)
Interest held in suspense	(21)	(28)
	154,240	135,251
Of which repayable on demand or at short notice	15,805	13,365

The cost of assets acquired during the year for letting to customers under finance leases and hire purchase contracts amounted to £5,472 million (2003: £4,478 million).

Equipment leased to customers, which is stated after deducting £4,551 million (2003: £4,907 million) of unearned charges, is repayable as follows:

	2004 £m	2003 £m
3 months or less	247	91
1 year or less but over 3 months	282	345
5 years or less but over 1 year	1,516	1,465
Over 5 years	4,342	4,569
	6,387	6,470

15 Provisions for bad and doubtful debts and non-performing lending

	2004 Specific £m		2004 General £m	2003 Specific £m		2003 General £m	2002 Specific £m		2002 General £m
At 1 January	1,313		382	1,334		433	1,099		369
Exchange and other adjustments	(11)		–	(1)		–	(55)		(3)
Adjustments on acquisitions and disposals	(21)		(12)	(49)		(5)	–		3
Transfer from general to specific provisions	3		(3)	50		(50)	–		–
Advances written off	(1,028)		–	(1,145)		–	(878)		–
Recoveries of advances written off in previous years	174		–	178		–	203		–
Charge (release) to profit and loss account:
New and additional provisions	1,571		12	1,552		9	1,544		64
Releases and recoveries	(618)		(99)	(606)		(5)	(579)		–
	953		(87)	946		4	965		64
At 31 December	1,383		280	1,313		382	1,334		433
		1,663			1,695			1,767
In respect of:
Loans and advances to banks		1			18			1
Loans and advances to customers		1,662			1,677			1,766
		1,663			1,695			1,767

	2004 £m	2003 £m
Non-performing lending comprises:
Accruing loans on which interest is being placed in suspense	567	633
Loans accounted for on a non-accrual basis	673	585
	1,240	1,218
Provisions	(914)	(916)
Interest held in suspense	(21)	(28)
	305	274

16 Concentrations of exposure

	2004 £m	2003 £m
Loans and advances to customers
Domestic
Agriculture, forestry and fishing	2,076	2,025
Manufacturing	3,292	3,211
Construction	1,877	1,497
Transport, distribution and hotels	6,753	4,741
Property companies	5,775	4,577
Financial, business and other services	12,103	9,652
Personal:
– Mortgages	80,065	70,750
– Other	22,833	20,139
Lease financing	6,387	6,470
Hire purchase	4,828	4,701
Other	5,321	3,351
Total domestic	151,310	131,114
International
Latin America	125	557
USA	2,385	2,681
Europe	1,587	1,981
Rest of the world	516	623
Total international	4,613	5,842
	155,923	136,956
Provisions for bad and doubtful debts*	(1,662)	(1,677)
Interest held in suspense*	(21)	(28)
	154,240	135,251
*	Figures exclude provisions and interest held in suspense relating to loans and advances to banks.

The classification of lending as domestic or international is based on the location of the office recording the transaction, except for certain lending of the international business booked in London.

17 Debt securities

	2004 Balance sheet £m	2004 Valuation £m	2003 Balance sheet £m	2003 Valuation £m
Investment securities
Government securities	2,211	2,213	1,895	1,902
Bank and building society certificates of deposit	1,901	1,902	2,515	2,515
Corporate debt securities	2,581	2,587	1,895	1,890
Mortgage backed securities	2,774	2,781	2,211	2,212
Other asset backed securities	3,761	3,756	3,942	3,951
Other debt securities	1,140	1,141	1,283	1,284
	14,368	14,380	13,741	13,754
Other securities
Government securities	4,524	4,524	7,253	7,253
Other public sector securities	51	51	106	106
Corporate debt securities	5,733	5,733	6,785	6,785
Mortgage backed securities	504	504	664	664
Other asset backed securities	14	14	120	120
	25,194	25,206	28,669	28,682
Due within 1 year	4,090		5,045
Due 1 year and over	21,104		23,624
	25,194		28,669
Geographical analysis by issuer
United Kingdom	5,048		5,232
Other European	11,825		15,949
North America and Caribbean	5,080		5,130
Latin America	76		98
Asia Pacific	2,763		1,994
Other	402		266
	25,194		28,669
Unamortised discounts net of premiums on investment securities	56		341
Investment securities
Listed	8,925	8,931	8,162	8,173
Unlisted	5,443	5,449	5,579	5,581
	14,368	14,380	13,741	13,754
Other securities
Listed	10,378	10,378	14,374	14,374
Unlisted	448	448	554	554
	10,826	10,826	14,928	14,928

17 Debt securities (continued)

	Cost £m	Premiums and discounts £m	Provisions £m	Total £m
Movements in investment securities:
At 1 January 2004	13,731	109	99	13,741
Exchange and other adjustments	(484)	–	(2)	(482)
Additions	9,637	–	–	9,637
Transfers from other securities	281	–	–	281
Securities sold or matured	(8,787)	(2)	(25)	(8,764)
Adjustments on disposal of businesses	(23)	–	(7)	(16)
Charge for the year	–	–	43	(43)
Amortisation of premiums and discounts	–	14	–	14
At 31 December 2004	14,355	121	108	14,368

Investment securities are those intended for use on a continuing basis in the activities of the Group and not for dealing purposes. It is expected that tax of £4 million (2003: £3 million) would be payable if the investment securities were sold at their year end valuation.

The difference between the cost of other securities and market value, where the market value is higher than the cost, is not disclosed as its determination is not practicable.

18 Equity shares

	2004 Balance sheet £m	2004 Valuation £m	2003 Balance sheet £m	2003 Valuation £m
Investment securities
Listed	5	7	5	5
Unlisted	34	56	30	126
	39	63	35	131
Other securities
Listed	176	176	423	423
	215	239	458	554
		Cost £m	Provisions £m	Total £m
Movements in investment securities:
At 1 January 2004		41	6	35
Exchange and other adjustments		(1)	(1)	–
Additions		21	–	21
Disposals		(12)	(5)	(7)
Adjustments on disposal of businesses		(1)	–	(1)
Charge for the year		–	9	(9)
At 31 December 2004		48	9	39

Investment securities are those intended for use on a continuing basis in the activities of the Group and not for dealing purposes. If the investment securities were sold at their year end valuation no tax is expected to be payable as any such gains would be exempt or covered by available capital losses.

The difference between the cost of other securities and market value, where the market value is higher than the cost, is not disclosed as its determination is not practicable.

19 Assets transferred under sale and repurchase transactions

	2004 £m	2003 £m
Assets subject to sale and repurchase agreements:
Treasury bills and other eligible bills	117	136
Debt securities	10,454	4,503
	10,571	4,639

These investments have been sold to third parties but the Group is committed to reacquire them at a future date and at a predetermined price. At 31 December 2004 the Group held £12,783 million (2003: £2,643 million) of securities as collateral under reverse repurchase agreements. The above disclosure includes assets held through these agreements and subsequently resold as collateral for the Group’s own transactions.

20 Interests in joint ventures

£m
At 1 January 2004	54
Share of losses	(1)
At 31 December 2004	53

The Group’s largest investments are in two joint ventures:

	Group interest	Nature of business
iPSL	19.5% of issued ordinary share capital	Cheque processing
GF Two Limited (formerly Goldfish Holdings Limited)	25.0% of issued ordinary share capital	No longer trading

In the year ended 31 December 2004 £16 million (2003: £25 million; 2002: £31 million) of fees payable to iPSL have been included in the Group’s administrative expenses and £3 million (2003: £3 million; 2002: £6 million) of charges to iPSL have been included in the Group’s income. The Group has also prepaid £17 million (2003: £13 million) of fees in respect of 2005 and this amount is included in prepayments and accrued income.

GF One Limited (formerly Goldfish Bank Limited, a wholly owned subsidiary of GF Two Limited) has lent £44 million (2003: nil) to the Group and this amount is included in customer accounts. Interest payable to GF One Limited of £1 million (2003: nil) has been charged to the Group’s profit and loss account and capitalised in this balance.

In the year ended 31 December 2003 £7 million (2002: £25 million) of interest receivable from GF One Limited and £6 million (2002: £12 million) of charges to GF One Limited in respect of administrative costs were included in the Group’s income.

Included in the gross assets disclosed on the balance sheet is an investment of £3 million (2003: £3 million) in associated undertakings.

21 Interests in group undertakings

The principal group undertakings, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds TSB Group plc, are:

	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business
Lloyds TSB Bank plc	England	100%	Banking and financial services
Cheltenham & Gloucester plc	England	100%†	Mortgage lending and retail investments
Lloyds TSB Commercial Finance Limited	England	100%†	Credit factoring
Lloyds TSB Leasing Limited	England	100%†	Financial leasing
Lloyds TSB Private Banking Limited	England	100%†	Private banking
The Agricultural Mortgage Corporation PLC	England	100%†	Long-term agricultural finance
Lloyds TSB Offshore Limited	Jersey	100%†	Banking and financial services
Lloyds TSB Scotland plc	Scotland	100%†	Banking and financial services
Lloyds TSB General Insurance Limited	England	100%†	General insurance
Scottish Widows Investment Partnership Group Limited	England	100%†	Investment management
Abbey Life Assurance Company Limited	England	100%†	Life assurance
Lloyds TSB Insurance Services Limited	England	100%†	Insurance broking
Lloyds TSB Asset Finance Division Limited	England	100%†	Consumer credit, leasing and related services
Black Horse Limited	England	100%†	Consumer credit, leasing and related services
Scottish Widows plc	Scotland	100%†	Life assurance
Scottish Widows Annuities Limited	Scotland	100%†	Life assurance

†  Indirect interest

The country of registration/incorporation is also the principal area of operation for each of the above group undertakings except as follows:

Lloyds TSB Bank plc operates principally in the UK but also through branches in Belgium, Dubai, Ecuador, Gibraltar, Hong Kong, Japan, Luxembourg, Malaysia, Monaco, Netherlands, Paraguay, Singapore, Spain, Switzerland, Uruguay, the USA and a representative office in Iran.

22 Quasi-subsidiaries

The Group has interests in a number of entities which, although they do not meet the legal definition of a subsidiary, give rise to benefits that are in substance no different from those that would arise if those entities were subsidiaries. As a consequence, these entities are consolidated in the same way as if they were subsidiaries.

The primary financial statements of these entities can be summarised as follows:

	Equipment leasing vehicles			Structured finance vehicles
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m
Profit and loss account
Interest receivable	–	–	–	132	82	12
Interest payable	(74)	(59)	(55)	(83)	(52)	(4)
Other operating income	116	93	80	(8)	(2)	–
Total income	42	34	25	41	28	8
Operating expenses	(57)	(36)	(24)	–	–	–
(Loss) profit on ordinary activities before taxation	(15)	(2)	1	41	28	8
Tax on (loss) profit on ordinary activities	5	6	5	(5)	(2)	–
(Loss) profit on ordinary activities after taxation	(10)	4	6	36	26	8
Dividends paid	–	–	–	(24)	_	–
(Loss) profit for the year	(10)	4	6	12	26	8
Balance sheet
Assets:
Loans and advances to customers	–	–		410	345
Debt securities	–	–		3,770	3,718
Tangible fixed assets	1,742	1,408		–	–
Other assets and prepayments	49	23		36	34
Total assets	1,791	1,431		4,216	4,097
Liabilities:
Deposits by banks	1,527	1,309		–	672
Debt securities in issue	–	–		3,272	3,123
Other liabilities and accruals	260	108		31	18
Shareholders’ funds	4	14		913	284
Total liabilities	1,791	1,431		4,216	4,097
Cash flow statement
Net cash inflow (outflow) from operating activities	388	132	422	52	1,173	(250)

23 Intangible fixed assets

	Cost £m	Amortisation £m	Net book value £m
Goodwill
At 1 January 2004	2,626	113	2,513
Acquisition adjustment	(34)	–	(34)
Adjustments on disposal of businesses	(14)	(4)	(10)
Charge for the year	–	44	(44)
At 31 December 2004	2,578	153	2,425

24 Tangible fixed assets

	Premises £m	Equipment £m	Operating lease assets £m
Cost:
At 1 January 2004	1,192	2,186	2,518
Exchange and other adjustments	–	(1)	(46)
Adjustments on disposal of businesses	(10)	(13)	–
Additions	73	262	801
Disposals	(18)	(109)	(471)
At 31 December 2004	1,237	2,325	2,802
Depreciation:
At 1 January 2004	416	1,296	266
Exchange and other adjustments	–	(1)	(4)
Adjustments on disposal of businesses	(4)	(8)	–
Charge for the year (£589 million in total; 2003: £646 million; 2002: £642 million)	66	257	266
Disposals	(5)	(81)	(281)
At 31 December 2004	473	1,463	247
Balance sheet amount at 31 December 2004	764	862	2,555
		4,181
Balance sheet amount at 31 December 2003	776	890	2,252
		3,918

	2004 £m	2003 £m
Balance sheet amount of premises comprises:
Freeholds	349	369
Leaseholds 50 years and over unexpired	140	133
Leaseholds less than 50 years unexpired	275	274
	764	776
Land and buildings occupied for own activities	695	705

The Group’s residual value exposure in respect of operating lease assets, all of which are expected to be disposed of at the end of the lease terms, was as follows:

	2004 £m	2003 £m
Residual value expected to be recovered in:
1 year or less	378	181
2 years or less but over 1 year	128	330
5 years or less but over 2 years	647	505
Over 5 years	588	445
Total exposure	1,741	1,461

25 Lease commitments

At 31 December 2004, the Group was committed to various non-cancellable operating leases, which require aggregate future rental payments as follows:

Premises £m
Payable within one year	208
1 to 2 years	201
2 to 3 years	196
3 to 4 years	191
4 to 5 years	185
Over 5 years	342
1,323

Annual commitments under non-cancellable operating lease agreements were:

	2004 Premises £m	2004 Equipment £m	2003 Premises £m	2003 Equipment £m
Leases on which the commitment is due to expire in:
1 year or less	6	–	7	–
5 years or less but over 1 year	26	–	29	–
Over 5 years	176	–	190	–
	208	–	226	–

Obligations under finance leases were:

	2004 Premises £m	2004 Equipment £m	2003 Premises £m	2003 Equipment £m
Amounts payable in:
1 year or less	1	1	–	–
5 years or less but over 1 year	3	1	–	–
	4	2	–	–

26 Capital commitments

Capital expenditure contracted but not provided for at 31 December 2004 amounted to £150 million (2003: £77 million) of which £146 million (2003: £71 million) relates to assets to be leased to customers under operating leases.

27 Other assets

	2004 £m	2003 £m
Balances arising from derivatives used for trading purposes (note 47a)	2,015	2,489
Balances arising from derivatives used for hedging purposes	254	475
Settlement balances	40	54
Other assets	911	926
	3,220	3,944

28 Prepayments and accrued income

	2004 £m	2003 £m
Interest receivable	1,075	869
Deferred expenditure incurred under cash gift and discount mortgage schemes	78	128
Other debtors and prepayments	1,420	921
	2,573	1,918

29 Long-term assurance business

a Analysis of embedded value

	2004 £m	2003 £m
The embedded value included in the consolidated balance sheet comprises:
Net tangible assets of life companies including surplus	3,842	3,602
Value of other shareholder’s interests in the long-term assurance business	2,939	2,879
	6,781	6,481

	2004 £m	2003 £m
Movements in the embedded value balance:
At 1 January	6,481	6,213
Exchange and other adjustments	(16)	12
Profit after tax	516	296
Adjustments on disposal of businesses	–	(38)
Dividends	(200)	(2)
At 31 December	6,781	6,481

b Analysis of income from long-term assurance business

Income from long-term assurance business included in the profit and loss account can be divided into those items comprising the operating profit of the business and other items. Included within operating profit are the following items:

New business contribution. This represents the value recognised at the end of the year from new business written during the year after taking into account the cost of establishing technical provisions and reserves, less the costs of acquiring the business, including commissions paid to independent financial advisers and other direct sales costs.

Contribution from existing business. This comprises the following elements:

•	The expected return arising from the unwinding of the discount applied to the expected cash flows at the beginning of the year;
•	Experience variances caused by the differences between the actual experience during the year and the expected experience;
•	The effects of changes in assumptions, other than economic assumptions, and other items; and
•	Customer remediation provisions (see c).

Development costs. This represents the costs associated with new product development and implementation of the bancassurance strategy.

Investment earnings. This represents the expected investment return on both the net tangible assets and the value of the shareholder’s interest in the long-term business account, based upon the economic assumptions made at the beginning of the year.

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

Changes in economic assumptions: this represents the effect of changes in the economic assumptions referred to in e.

29 Long-term assurance business (continued)	2004 £m	2003 £m	2002 £m
Income from long-term assurance business:
New business contribution	225	150	136
Existing business:
Expected return	289	264	312
Experience variances	(41)	(16)	(1)
Assumption changes and other items	(39)	(75)	78
Customer remediation provisions (see c)	(12)	(100)	(205)

	197	73	184
Development costs	(11)	(13)	–
Investment earnings	167	153	214
Operating profit	578	363	534
Investment variance	139	112	(883)
Changes in economic assumptions (see e)	(2)	(22)	55
Income from long-term assurance business before tax	715	453	(294)
Attributed tax	(199)	(157)	44
Income from long-term assurance business after tax	516	296	(250)

This analysis details the components of embedded value income for 2004 and the comparative periods. These numbers are not comparable in all respects to the analysis of life and pensions profitability given on page 30, in the operating and financial review, since that analysis includes certain items which are accounted for outside of the embedded value calculations. In addition, comparatives in the operating and financial review have been restated to reflect the impact of the introduction, in 2004, of the management of the Group’s distribution channels as profit centres.

c Customer remediation provisions

Redress to past purchasers of pension policies

Following an industry wide investigation in the 1990’s it was concluded that a large number of customers who had purchased personal pension products had been poorly advised by insurance companies and intermediaries; an action plan was established requiring the UK pensions industry to review all cases of possible misselling and, where appropriate, pay compensation. As the review of pension cases in the Group has progressed, provisions have been established for the estimated cost of compensation.

	2004 £m	2003 £m	2002 £m
Movements in the provision over the last three years:
At 1 January	25	37	203
Accrual of interest on the provision	–	2	17
Charge for the year	–	44	40
Compensation paid	(12)	(58)	(223)
At 31 December	13	25	37

The review is now nearing completion and management do not expect any further material changes in the provisioning requirement.

29 Long-term assurance business (continued)

Mortgage endowments and other savings products

During 2002, a review was carried out in conjunction with the FSA into sales of mortgage endowment and other long-term savings products made by the Abbey Life sales force between 1988 and its disposal by Lloyds TSB Group in February 2000. As a result of this review, the Group is required to pay compensation to customers in those cases where sales practices are found to have been deficient. A provision has been established to meet the cost of the payments to those customers; a provision is also held against the estimated cost of redress payments to customers in respect of products sold by the Abbey Life sales force prior to 1988. During 2004 management has reviewed the adequacy of the provisions held in the light of experience and changing market conditions and an additional charge of £12 million (2003: £56 million; 2002: £165 million) has been made.

	2004 £m	2003 £m	2002 £m
Movements in the provision over the last three years:
At 1 January	149	165	–
Accrual of interest on the provision	3	5	–
Charge for the year	12	56	165
Compensation paid	(140)	(77)	–
At 31 December	24	149	165

Details of the provisions held in respect of the estimated cost of making redress payments to customers in respect of past product sales by the Group’s banking operations are given in note 37.

d With-profits options and guarantees

In common with other organisations in the life assurance industry, prior to its demutualisation Scottish Widows wrote policies which contained potentially valuable options and guarantees, including guaranteed annuity option policies. Under the terms of the transfer of the Scottish Widows business, a separate memorandum account was created within the With-Profits Fund called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits on transferred policies; the Additional Account had a value at 31 December 2004 of £1.4 billion (2003: £1.4 billion). To the extent that the Additional Account is insufficient to provide these benefits any shortfall would be met by Lloyds TSB Group.

Since demutualisation in 2000, Scottish Widows continued to write policies containing similar features, although the volume of products written has since reduced and is now not significant. The Additional Account is not available to meet any additional cost of providing the benefits on these policies.

The eventual cost of providing benefits on the policies written both pre and post demutualisation is dependent upon a large number of variables, including in particular:

•	future interest rate and equity market trends;
•	demographic factors, such as future persistency and mortality; and
•	the proportion of policyholders who seek to exercise their options.

The ultimate cost, and any impact upon Lloyds TSB Group, will not be known for many years. However, Scottish Widows has developed, and will continue to develop, an actuarial model to assist in the management of the With-Profits Fund and to meet regulatory requirements. The model allows management to estimate the effects of different economic scenarios upon the financial position of the fund and consider the implications of different management actions. Output from this model indicates that the possible cost of providing benefits on policies containing features such as options and guarantees varies widely and, depending on the economic scenario encountered, could result in Lloyds TSB Group incurring a liability. Based on the information available at present, having considered the range of possible outcomes, and after making allowance for the effect of proposed future management actions, Lloyds TSB Group currently considers that no provision is necessary. However, the model is subject to ongoing development and the position will be kept under review.

e Assumptions

In accordance with the Association of British Insurers’ detailed guidance for the preparation of figures using the achieved profits method of accounting, the Group has reviewed the economic assumptions used in the embedded value calculations. The guidance requires that the assumptions should be reviewed at each reporting date.

The principal economic assumptions have been revised at 31 December 2004 as follows:

	2004%	2003%
Risk-adjusted discount rate (net of tax)	7.40	7.60
Return on equities (gross of tax)	7.17	7.45
Return on fixed interest securities (gross of tax)	4.57	4.85
Expenses inflation	3.76	3.80

29 Long-term assurance business (continued)

The revised assumptions have resulted in a net charge to the profit and loss account of £2 million.

Other assumptions used to derive the embedded value are as follows:

•

Assumed rates of mortality and morbidity are taken from published tables adjusted for demographic differences. Assumptions in respect of lapse rates take into account both the effects of recent actual experience and future expectations of the companies concerned.

•

Current tax legislation and rates have been assumed to continue unaltered, except where future changes have been announced. The UK corporation tax rate used for grossing up was 30 per cent (2003: 30 per cent). The normalised investment earnings have been grossed up at a composite longer term tax rate of 18 per cent (2003: 17 per cent).

•

The value of the in-force business does not allow for future premiums under recurring single premium business or non-contractual increments, which are included in new business when the premium is received. Department of Social Security rebates have been treated as recurring single premiums.

•

Future bonus rates on with-profits business are set at levels which would fully utilise the assets supporting the with-profits business. The proportion of profits derived from with-profits business allocated to the shareholder has been assumed to continue at the current rate of one-ninth of the cost of the eligible bonus, in accordance with the terms of the transfer of the Scottish Widows business.

f Sensitivities

The table below shows the effect on both the embedded value at 31 December 2004 and the new business contribution for the year then ended of theoretical changes in the main economic assumptions.

	Embedded value £m	New business contribution £m
As published	6,781	225
Effect of a 1% increase in the discount rate	(189)	(26)
Effect of a 1% reduction in the discount rate	213	30
Effect of a 1% reduction in the return on equities	(84)	(12)

g Balance sheet

The long-term assurance assets attributable to policyholders comprise:

	2004 £m	2003 £m
Investments	56,960	52,082
Premises and equipment	35	40
Other assets	1,741	1,680
	58,736	53,802
Net tangible assets of life companies including surplus	(3,842)	(3,602)
	54,894	50,200
Investments shown above comprise:
Fixed interest securities	15,985	15,947
Stocks, shares and unit trusts	31,896	27,590
Investment properties	3,150	3,540
Other properties	120	121
Mortgages and loans	76	65
Deposits	5,733	4,819
	56,960	52,082
The liabilities to policyholders comprise:
Technical provisions:
– Long-term business provision (net of reinsurance)	23,705	23,730
– Claims outstanding (net of reinsurance)	246	238
Technical provisions for linked liabilities	28,256	25,023
Fund for future appropriations	1,379	346
Other liabilities	1,308	863
	54,894	50,200

For the purposes of consolidating the long-term assurance policyholder assets and liabilities into the Group’s balance sheet a deduction has been made of £130 million (2003: £122 million) for own shares held within the with-profit funds.

29 Long-term assurance business (continued)

h Disclosures on a modified statutory solvency basis

The individual statutory accounts of the Group’s life assurance subsidiaries are prepared under the modified statutory solvency basis, in the same way as the statutory accounts of listed insurance groups in the UK. The principal difference between the modified statutory solvency basis and the embedded value basis used for the preparation of the Group’s accounts is that accounts prepared under the modified statutory solvency basis do not reflect the value of in-force business.

Under the modified statutory solvency basis, the results of the Group’s long-term life and pensions businesses were as follows:

	2004 £m	2003 £m	2002 £m
Premiums	5,575	5,139	5,524
Investment income	1,981	2,073	1,942
Unrealised gains on investments	2,815	4,833	–
Other income	–	6	33
	10,371	12,051	7,499
Claims	(5,222)	(4,433)	(5,031)
Change in technical provisions	(3,208)	(4,540)	3,877
Expenses	(535)	(689)	(720)
Realised gains (losses) on investments	244	(1,679)	(1,790)
Unrealised losses on investments	–	(22)	(4,353)
Other charges	–	(4)	(3)
Tax attributable to long-term business	(110)	(41)	200
Transfer to the fund for future appropriations	(1,084)	(414)	(84)
Balance on the technical account – long-term business	456	229	(405)
Tax attributable to balance on the technical account – long-term business	155	112	(190)
Income in shareholder fund	55	34	35
Expenses in shareholder fund	–	–	(1)
Profit (loss) on ordinary activities before tax	666	375	(561)
Tax on profit on ordinary activities	(170)	(125)	177
Profit (loss) on ordinary activities after tax	496	250	(384)
Dividends proposed	(200)	–	–
Profit (loss) for the financial year	296	250	(384)

Income from long-term assurance business after tax reconciles to the profit (loss) calculated on a modified statutory solvency basis as follows:

	2004 £m	2003 £m	2002 £m
Income from long-term assurance business attributable to the shareholder after tax	516	296	(250)
Increase in value-in-force taken to profit	(60)	(2)	(166)
	456	294	(416)
Other differences:
Movement in deferred acquisition costs	89	66	45
Tax adjustment	7	(60)	55
Other	(56)	(50)	(68)
Profit (loss) on ordinary activities after tax on a modified statutory solvency basis	496	250	(384)

29 Long-term assurance business (continued)

A summarised balance sheet on a modified statutory solvency basis was as follows:

	2004 £m	2003 £m
Assets
Investments	29,069	27,468
Assets held to cover linked liabilities	28,256	25,023
Other assets	1,992	2,018
Total assets	59,317	54,509
Liabilities
Shareholder’s funds	4,581	4,234
Fund for future appropriations	1,379	346
Long-term business provision†	23,705	23,730
Technical provision for linked liabilities†	28,256	25,023
Other creditors	1,396	1,176
Total liabilities	59,317	54,509

† Net of reinsurers’ share of technical provisions

The value of long-term business attributable to the shareholder on an embedded value basis reconciles to the net assets of the Group’s life and pensions subsidiaries calculated on a modified statutory solvency basis as follows:

	2004 £m	2003 £m
Long-term assurance business attributable to the shareholder – embedded value basis	6,781	6,481
Value of in-force business	(2,939)	(2,879)
	3,842	3,602
Other differences:
Deferred acquisition costs	585	496
Tax adjustment	152	145
Other adjustments	2	(9)
Net tangible assets of life operations on a modified statutory solvency basis	4,581	4,234

30 Assets and liabilities denominated in foreign currencies

	2004 £m	2003 £m
Assets
Denominated in sterling	171,704	153,775
Denominated in other currencies	53,375	48,159
	225,079	201,934
Liabilities
Denominated in sterling	171,587	153,769
Denominated in other currencies	53,492	48,165
	225,079	201,934

Assets and liabilities exclude long-term assurance assets attributable to policyholders and liabilities to policyholders.

31 Deposits by banks

	2004 £m	2003 £m
Repayable on demand	5,183	7,455
Other deposits by banks with agreed maturity dates or periods of notice by residual maturity repayable:
3 months or less	31,833	15,002
1 year or less but over 3 months	2,500	1,197
5 years or less but over 1 year	21	69
Over 5 years	201	232
	39,738	23,955

The breakdown of deposits by banks between the domestic and international offices of the Group is set out below:

	2004 £m	2003 £m
Domestic:
Non-interest bearing	180	144
Interest bearing	33,029	18,715
	33,209	18,859
International:
Non-interest bearing	32	61
Interest bearing	6,497	5,035
	6,529	5,096
	39,738	23,955

32 Customer accounts

	2004 £m	2003 £m
Repayable on demand	93,846	90,539
Other customer accounts with agreed maturity dates or periods of notice by residual maturity repayable:
3 months or less	18,938	17,316
1 year or less but over 3 months	2,442	1,846
5 years or less but over 1 year	5,632	5,431
Over 5 years	1,204	1,364
	122,062	116,496

The breakdown of customer accounts between the domestic and international offices of the Group is set out below:

	2004 £m	2003 £m
Domestic:
Non-interest bearing	3,529	3,328
Interest bearing	115,699	109,384
	119,228	112,712
International:
Non-interest bearing	296	358
Interest bearing	2,538	3,426
	2,834	3,784
	122,062	116,496

33 Debt securities in issue

	2004 £m	2003 £m
Bonds and medium-term notes by residual maturity repayable:
1 year or less	167	711
2 years or less but over 1 year	144	81
5 years or less but over 2 years	1,053	1,099
Over 5 years	3,999	3,623
	5,363	5,514
Other debt securities by residual maturity repayable:
3 months or less	18,489	17,942
1 year or less but over 3 months	2,941	2,015
5 years or less but over 1 year	424	283
Over 5 years	–	168

	21,854	20,408
	27,217	25,922

Debt securities in issue include certificates of deposit of £15,226 million (2003: £16,415 million) and commercial paper of £6,473 million (2003: £3,625 million). An amount of £5,097 million (2003: £5,184 million) relating to debt securities issued under the Group’s Euro Medium Term Note programme is included in these figures.

34 Other liabilities

	2004 £m	2003 £m
Balances arising from derivatives used for trading purposes (note 47a)	3,135	3,499
Balances arising from derivatives used for hedging purposes	667	503
Current tax	399	503
Dividends	1,315	1,314
Settlement balances	38	40
Other liabilities	1,065	1,148
	6,619	7,007

35 Accruals and deferred income

	2004 £m	2003 £m
Interest payable	1,581	1,216
Other creditors and accruals	2,285	1,990
	3,866	3,206

36 Deferred tax

	2004 £m	2003 £m
Short-term timing differences	(196)	(229)
Accelerated depreciation allowances	1,669	1,605
	1,473	1,376
	£m
At 1 January 2004	1,376
Exchange and other adjustments	(26)
Adjustments on disposal of assets	(23)
Charge for the year	146
At 31 December 2004	1,473

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in the future has been entered into. Deferred tax balances have not been discounted.

36 Deferred tax (continued)

The deferred tax balance at 31 December 2004 does not include any amounts in respect of the Group’s post-retirement benefit liability which is shown on the balance sheet after deduction of a deferred tax asset of £956 million (2003: £916 million) (note 45).

37 Other provisions for liabilities and charges

	Customer remediation provisions £m	Insurance provisions £m	Vacant leasehold property and other £m	Total £m
At 1 January 2004	97	219	86	402
Exchange and other adjustments	–	(6)	–	(6)
Adjustments on disposal of businesses	–	–	(1)	(1)
Provisions applied	(105)	(203)	(13)	(321)
Charge for the year	100	224	19	343
At 31 December 2004	92	234	91	417

Customer remediation provisions

The Group establishes provisions for the estimated cost of making redress payments to customers in respect of past product sales, where the original sales processes are found to have been deficient. During 2004 management have again reviewed the adequacy of the provisions held having regard to current complaint volumes and the level of payments being made and as a result an additional charge of £100 million (2003: £200 million) has been made.

At 31 December 2004 the provisions held mainly related to past sales of mortgage endowment policies. Mortgage endowments were sold to customers through the branch network of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester, and underwritten by life assurance companies within the Group and also by third parties. The principal assumptions that have been made in the calculation of the provision relate to the number of cases that are likely to require redress and the estimated average cost per case. The ultimate cost and timing of the payments remains highly uncertain and will be influenced by external factors beyond the control of management, such as regulatory actions, media interest and the performance of the financial markets. However, it is expected that the majority of the expenditure will be incurred over the next two years.

Insurance provisions

The Group’s general insurance subsidiary maintains provisions for outstanding claims which represent the ultimate cost of settling all claims arising from events which have occurred up to the balance sheet date and these include provisions for the cost of claims notified but not settled and for claims incurred but not yet reported. In addition, in line with the requirements of the Insurance Companies (Reserves) Act 1995, a claims equalisation provision is maintained in relation to property business. The majority of provisions in respect of claims will be settled in the following year, although new provisions will then be required in respect of claims arising from that year. The level of the claims equalisation provision will be adjusted annually, taking into account the guidelines contained in the legislation, and such provisions will be held for as long as the Group continues to write the relevant types of general insurance business.

The Group also carries provisions in respect of its obligations relating to UIC Insurance Company Limited (‘UIC’), which is partly owned by the Group. The Group has indemnified a third party against losses in the event that UIC does not honour its obligations under a re-insurance contract, which is subject to asbestosis and pollution claims in the US. The ultimate exposure to claims in respect of the insurance business of UIC is uncertain. Accordingly, the provision has been based upon an actuarial estimate of prospective claims, taking account of re-insurance arrangements protecting UIC and UIC’s available assets. Given the long-term nature of many of the claims to which UIC is exposed, it is expected to be many years before the Group’s ultimate liability can be assessed with certainty.

Vacant leasehold property and other

Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income and the possibility of disposing of the Group’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on an annual basis and will run off during the remaining life of the leases concerned; the run off period currently averages 5 years. Where a property is disposed of earlier than anticipated, any remaining balance in the provision relating to that property is released.

38 Subordinated liabilities

	Notes	2004 £m	2003 £m
Undated loan capital		5,852	5,959
Dated loan capital		4,400	4,495
Total subordinated liabilities		10,252	10,454
Undated loan capital*†
Primary Capital Undated Floating Rate Notes:	a
Series 1 (US$750 million)		389	419
Series 2 (US$500 million)		259	279
Series 3 (US$600 million)		311	335
11 3/4% Perpetual Subordinated Bonds		100	100
6.625% Perpetual Capital Securities (€750 million)	b	526	523
6.90% Perpetual Capital Securities
callable 2007 (US$1,000 million)	c	512	550
5 5/8% Undated Subordinated Step-up Notes
callable 2009 (€1,250 million)	f	877	874
Undated Step-up Floating Rate Notes
callable 2009 (€150 million)	a	105	105
6 5/8% Undated Subordinated Step-up Notes callable 2010	e	407	407
6.35% Step-up Perpetual Capital Securities
callable 2013 (€500 million)	d, f	350	349
5.57% Undated Subordinated Step-up
Coupon Notes callable 2015 (¥20,000 million)	g	101	104
5.125% Undated Subordinated Step-up Notes
callable 2016		497	496
6 1/2% Undated Subordinated Step-up Notes callable 2019	e	267	267
8% Undated Subordinated Step-up Notes callable 2023	e	199	199
6 1/2% Undated Subordinated Step-up Notes callable 2029	e	455	455
6% Undated Subordinated Step-up
Guaranteed Bonds callable 2032	e	497	497
		5,852	5,959
Dated loan capital
Subordinated Floating Rate Notes 2004		–	5
7 3/8% Subordinated Bonds 2004		–	400
Subordinated Floating Rate Notes 2004		–	100
8 1/2% Subordinated Bonds 2006		250	249
7 3/4% Subordinated Bonds 2007		299	299
5 1/4% Subordinated Notes 2008 (DM 750 million)		270	269
10 5/8% Guaranteed Subordinated Loan Stock 2008		100	100
9 1/2% Subordinated Bonds 2009		100	100
Subordinated Step-up Floating Rate Notes 2009
callable 2004 (US$500 million)		–	279
6 1/4% Subordinated Notes 2010 (€400 million)		281	281
Subordinated Floating Rate Notes 2010 (US$400 million)	a	207	223
12% Guaranteed Subordinated Bonds 2011		100	100
9 1/8% Subordinated Bonds 2011		149	149
4 3/4% Subordinated Notes 2011 (€850 million)		582	578
5 7/8% Subordinated Guaranteed Bonds 2014 (€750 million)		462	461
5 7/8% Subordinated Notes 2014		148	148
6 7/8% Subordinated Notes 2015		345	345
Subordinated Step-up Floating Rate Notes 2016
callable 2011 (€500 million)	a, h	353	–
Subordinated Floating Rate Notes 2020 (€100 million)	a	70	70
9 5/8% Subordinated Bonds 2023		338	339
5.75% Subordinated Step up Notes 2025 callable 2020	h	346	–
		4,400	4,495

38 Subordinated liabilities (continued)

These liabilities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer.

*	In certain circumstances, these notes and bonds would acquire the characteristics of preference share capital.
†	Any repayments of undated loan capital would require the prior consent of the Financial Services Authority.
a)	These notes bear interest at rates fixed periodically in advance based on London Interbank rates.
b)

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

c)

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

d)

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

e)	At the callable date the coupon on these Notes will be reset by reference to the applicable five year benchmark gilt rate.
f)	In the event that these Notes are not redeemed at the callable date, the coupon will be reset to a floating rate.
g)	In the event that these Notes are not redeemed at the callable date, the coupon will be reset to a fixed margin over the then 5 year Yen swap rate.
h)	Issued during 2004 primarily to finance the general business of the Group.

	2004 £m	2003 £m
Dated subordinated liabilities are repayable as follows:
1 year or less	–	505
2 years or less but over 1 year	250	–
5 years or less but over 2 years	769	917
Over 5 years	3,381	3,073
	4,400	4,495

39 Non-equity minority interests

Non-equity minority interests comprise:

	2004 £m	2003 £m
Euro Step-up Non-Voting Non-Cumulative Preferred Securities callable 2012 (€430 million)*	302	301
Sterling Step-up Non-Voting Non-Cumulative Preferred Securities callable 2015**	248	248
Capital instruments	550	549
European Financial Institution Investments Partnership†	–	100
LM ABS Investment Partnership‡	–	34
	550	683
*

These securities constitute limited partnership interests in Lloyds TSB Capital 1 L.P., a Jersey limited partnership in which Lloyds TSB (General Partner) Limited, a wholly owned subsidiary, is the general partner. Non-cumulative income distributions accrue at a fixed rate of 7.375 per cent per annum up to 7 February 2012; thereafter they will accrue at a rate of 233 basis points above EURIBOR, to be set annually.

**

These securities constitute limited partnership interests in Lloyds TSB Capital 2 L.P., a Jersey limited partnership in which Lloyds TSB (General Partner) Limited, a wholly owned subsidiary, is the general partner. Non-cumulative income distributions accrue at a fixed rate of 7.834 per cent per annum up to 7 February 2015; thereafter they will accrue at a rate of 350 basis points above a rate based on the yield of specified UK government stock.

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

39 Non-equity minority interests (continued)

†

These securities constituted interests in European Financial Institution Investments Partnership, an English law general partnership in which the principal partner is Langbourn Holdings Limited, a wholly owned subsidiary of the Group. During 2004 the partnership was dissolved and the capital returned to the partners.

‡

These securities constituted interests in LM ABS Investment Partnership, an English law general partnership in which the principal partner was Lime Street (Funding) Limited, a wholly owned subsidiary of the Group. During 2004 the partnership was dissolved and the capital returned to the partners.

40 Called-up share capital

	2004	2003	2002
Authorised:
Sterling	£m	£m	£m
6,911 million Ordinary shares of 25p each	1,728	1,728	1,728
79 million Limited voting ordinary shares of 25p each	20	20	20
175 million Preference shares of 25p each	44	44	44
	1,792	1,792	1,792
US dollars	US$m	US$m	US$m
160 million Preference shares of US25 cents each	40	40	40
Euro	€m	€m	€m
160 million Preference shares of €25 cents each	40	40	40
Japanese yen	¥m	¥m	¥m
50 million Preference shares of ¥25 each	1,250	1,250	1,250
	2004 £m	2003 £m	2002 £m
Issued and fully paid:
Ordinary shares of 25p each
At 1 January	1,398	1,396	1,391
Issued to the QUEST (note 43) (2004: nil; 2003: 6 million shares; 2002: 18 million shares)	–	1	5
Issued under employee share schemes (2004: 3 million shares; 2003: 5 million shares; 2002: 1 million shares)	1	1	–
At 31 December	1,399	1,398	1,396
Limited voting ordinary shares of 25p each
At 1 January and 31 December	20	20	20
	1,419	1,418	1,416

In addition, during the year the directors approved the allotment at par of 400 6 per cent non-cumulative redeemable preference shares of 25p each. The shares, which are redeemable at the option of the Company at any time, carry the rights to a fixed rate non-cumulative preferential dividend at a rate of 6 per cent per annum; no dividend shall be payable in the event that the directors determine that prudent capital ratios would not be maintained if the dividend were paid. Upon winding up, the shares rank equally with any other preference shares issued by the Company.

Number of shares in issue:	2004	2003	2002
Ordinary shares of 25p each	5,596,397,111	5,593,737,422	5,583,099,804
Limited voting ordinary shares of 25p each	78,947,368	78,947,368	78,947,368
6% Non-Cumulative Redeemable Preference shares of 25p each	400	–	–

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

Lloyds TSB Group plc has entered into deeds of covenant with the Lloyds TSB Foundations, under the terms of which the Company makes annual donations to the foundations equal, in total, to 1 per cent of the Group’s pre-tax profits (after certain adjustments) averaged over three years. The deeds of covenant can be cancelled by the Company at nine years’ notice.

40 Called-up share capital (continued)

At 31 December 2004, options to acquire 162 million Lloyds TSB Group ordinary shares of 25p each were outstanding under the executive share option schemes, the share retention plan and the staff sharesave share option schemes exercisable up to 2014. These include the option, described on page 89, to acquire 216,763 shares under the share retention plan: otherwise the options are exercisable at prices ranging from 243p to 888p per share.

41 Reserves

	2004 £m	2003 £m	2002 £m
Share premium account:
At 1 January	1,136	1,093	959
Premium arising on issue of shares	9	43	134
At 31 December	1,145	1,136	1,093
Merger reserve:
At 1 January and 31 December	343	343	343
Profit and loss account:
At 1 January	6,727	5,091	7,613
Exchange and other adjustments	(11)	118	(3)
Actuarial losses recognised in post-retirement benefit schemes (note 45)	(166)	(4)	(2,331)
Movements in relation to own shares (note 43)	10	(2)	(70)
Goodwill written back on sale of businesses	3	181	–
Profit (loss) for the year	507	1,343	(118)
At 31 December	7,070	6,727	5,091

The profit and loss account reserves at 31 December 2004 include approximately £1 billion (2003: £1 billion; 2002: £1 billion) not presently available for distribution representing the Group’s share of the value of long-term assurance business in force and the surplus retained within the long-term assurance funds. The profit and loss account reserves at 31 December 2004 are stated after including a deficit of £2,231 million relating to the Group’s post-retirement defined benefit schemes (2003: £2,139 million; 2002: £2,077 million) and after deducting £31 million (2003: £39 million; 2002: £43 million) in respect of own shares held.

The cumulative amount of premiums on acquisitions written off against reserves during previous years amounts to £2,087 million (2003: £2,090 million; 2002: £2,271 million) of which £1,682 million (2003: £1,662 million; 2002: £1,823 million) was within the last 10 years.

The accumulated foreign exchange adjustment at 31 December 2004 reduced reserves by £155 million (2003: £144 million; 2002: £262 million).

42 Shareholders’ funds

	2004 £m	2003 £m	2002 £m
Equity	9,977	9,624	7,943
Non-equity	–	–	–
	9,977	9,624	7,943

Non-equity shareholders’ funds comprise 400 non-cumulative redeemable preference shares of 25p each which were issued during 2004 at par.

43 Own shares

The amounts deducted from profit and loss account reserves in respect of own shares, which are held at cost, are comprised as follows:

	2004 £m	2003 £m	2002 £m
Own shares held in relation to employee shares schemes*	14	22	26
Lloyds TSB Group interest in shares held by the long-term assurance funds†	17	17	17
Own shares	31	39	43
*

Lloyds TSB Group plc sponsors the Lloyds TSB Group Employee Share Ownership Trust, a discretionary trust for the benefit of employees and former employees of Lloyds TSB Group. The Company has lent £20.6 million to the trustees, interest free, to enable them to purchase Lloyds TSB Group plc ordinary shares, which are used to satisfy options granted by the Company or to meet commitments arising under other employee share schemes. Under the terms of the trust, the trustees have waived all but a nominal dividend on the shares they hold. At 31  December 2004, 1.5 million shares were held by the trustees with a cost of £11.5 million (2003: 1.6 million shares with a cost of £12.6 million; 2002: 2 million shares with a cost of £13 million).

Lloyds TSB Group has also established the Lloyds TSB Qualifying Employee Share Ownership Trust (‘the QUEST’) for the purpose of providing shares on the exercise of options under certain of the Group’s Save As You Earn (SAYE) share option schemes. During 2004 Lloyds TSB Group plc made no contributions to the QUEST (2003: nil; 2002: £66 million); the trustees did not subscribe for any shares in the Company in 2004 (2003: 6 million shares for a consideration of £26 million; 2002: 18 million shares for a consideration of £136 million). At 31 December 2004, 1,364 shares were held by the QUEST (2003: 0.2 million shares with a cost of £0.7 million; 2002: 1.7 million shares with a cost of £13 million). Under the terms of the QUEST’s trust deed, the trustees have waived all but a nominal dividend on the shares they hold.

The Lloyds TSB Group Shareplan (‘Shareplan’) has been established for the purpose of providing an enhanced remuneration package for employees. The shares are used to provide shares awarded to employees for no consideration, as a percentage of salaries by reference to the profits of Lloyds TSB Group, together with partnership shares which are acquired by employees via monthly contributions; and matching shares, which are additional shares awarded for no consideration to employees acquiring partnership shares. At 31 December 2004, 0.5 million shares (2003: 2.2 million shares) were held but not allocated to individual employees by the Shareplan trustees with a cost to the Group of £2.3 million (2003: £9.2 million). The trustees have waived all dividends on the shares they hold.

In addition, a further 0.2 million ordinary shares were held by Lloyds TSB Group Holdings (Jersey) Limited at 31 December 2004 (2003: 0.4 million shares; 2002: 0.4 million shares). These shares, on which the dividend entitlement has been waived, were gifted to Lloyds TSB Group some years ago at nil cost and are used to satisfy outstanding options or to meet commitments arising under other employee share schemes.

†

The long-term assurance funds of Scottish Widows hold 30.5 million shares (2003: 30.5 million shares; 2002: 30.5 million shares) in Lloyds TSB Group plc which were bought prior to the acquisition of Scottish Widows by Lloyds TSB Group. Due to the structure of these funds, Lloyds TSB Group is effectively exposed to the risks and rewards of ownership of one tenth of these shares; the risks and rewards of ownership of the remaining nine tenths are borne by the policyholders.

Movements in the amount deducted from reserves in respect of own shares have been as follows:

	2004 £m	2003 £m	2002 £m
At 1 January	39	43	50
Purchases of, and subscriptions for, shares	57	74	185
Use of shares on exercise of employee options and for other employee share plans	(67)	(78)	(192)
Shares forfeited in the year	2	–	–
At 31 December	31	39	43

The credit of £10 million to profit and loss account reserves represents the net reduction in the cost of own shares of £8 million and an increase in the accrual in respect of the free shares to be awarded in respect of Shareplan of £2 million. (The charge of £2 million in 2003 represented the loss on transactions in own shares of £10 million less the net reduction in the cost of own shares of £4 million and an increase in the accrual in respect of the free shares to be awarded in respect of Shareplan of £4 million. The charge of £70 million in 2002 represented the loss on transactions in own shares of £65 million and a decrease in the accrual in respect of the free shares to be awarded in respect of Shareplan of £12 million less the net reduction in the cost of own shares of £7 million).

44 Related party transactions

a Transactions, arrangements and agreements involving directors and others

At 31 December 2004, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons and with officers included:

	2004 Number of persons	2004 Total £000	2003 Number of persons	2003 Total £000
Loans and credit card transactions:
Directors and connected persons	4	3,217	6	3,199
Officers	22	6,747	30	5,355

During 2003 one officer purchased a car from the Group for a total consideration of £27,000.

b Group undertakings

Details of the principal group undertakings are given in note 21. In accordance with FRS 8, transactions or balances with group entities that have been eliminated on consolidation are not reported.

c Joint ventures

Details of the Group’s joint ventures are provided in note 20. Information relating to transactions entered into between Group undertakings and the joint ventures and details of outstanding balances at 31 December 2004 are also shown in note 20.

d Long-term assurance business

The Group enters into transactions with its long-term assurance businesses, which cannot be eliminated in the consolidated accounts because of the basis of accounting used for the Group’s long-term assurance businesses. After taking into account legally enforceable netting agreements, at 31 December 2004 Group entities owed £2,254 million (2003: £1,995 million) and were owed £97 million (2003: £136 million); these amounts are included in customer accounts and loans and advances to customers respectively. Furthermore Scottish Widows plc has provided £50 million (2003: £30 million) of subordinated loan capital to Scottish Widows Bank plc, which is included in other liabilities. In addition, fees of £201 million (2003: £107 million; 2002: £76 million) were received, and fees of £49 million (2003: £71 million; 2002: £35 million) were paid, in respect of distribution, asset management and other services.

Certain administrative properties used by Scottish Widows are owned by the long-term assurance funds. During 2004 Scottish Widows paid rent to the long-term assurance funds amounting to £5 million (2003: £5 million; 2002: £5 million)). In addition, at 31 December 2004, the long-term assurance funds owned 30.5 million ordinary shares in the Company (2003: 30.5 million shares).

e Pension funds

Group entities provide a number of banking and other services to the Group’s pension funds, which are conducted on similar terms to third party transactions. At 31 December 2004, the Group’s pension funds had call deposits with Lloyds TSB Bank plc amounting to £14 million (2003: £16 million).

45 Pensions and other post-retirement benefits

The pension costs included in administrative expenses are comprised as follows:

	2004 £m	2003 £m	2002 £m
Defined contribution schemes	32	33	25
Defined benefit schemes	306	320	293
	338	353	318

The majority of the Group’s employees are members of the defined benefit sections of Lloyds TSB Group Pension Schemes No’s 1 and 2. During the year ended 31 December 2002, the Group made no contributions to either of these schemes. During 2003 and 2004, no contributions have been made to the Lloyds TSB Group Pension Scheme No. 2. However, with effect from 1 July 2003 the Group recommenced contributions to the Lloyds TSB Group Pension Scheme No. 1 at a rate of 31.7 per cent of pensionable salary; this was increased to 56.5 per cent of pensionable salary with effect from 1 January 2004. Since the defined benefit sections of these schemes are now closed to new members and the age profile of the active members is increasing, under the projected unit method, the current service cost will increase as the members of the schemes approach retirement.

The latest full valuations of these schemes were carried out as at 30 June 2002; these have been updated to 31 December 2004 by qualified independent actuaries. The last full valuations of other group schemes were carried out on a number of different dates; these have been updated to 31 December 2004 by qualified independent actuaries or, in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows.

45 Pensions and other post-retirement benefits (continued)

The principal assumptions used in the scheme valuations were as follows:

	31 December 2004%	31 December 2003%	31 December 2002%
Rate of inflation	2.60	2.50	2.30
Rate of salary increases	4.14	4.04	3.83
Rate of increase for pensions in payment and deferred pensions	2.60	2.50	2.30
Discount rate	5.30	5.40	5.60

In addition, the Group operates a number of schemes which provide post-retirement healthcare benefits to certain employees, retired employees and their dependent relatives. The principal scheme relates to former Lloyds Bank staff and under this scheme the Group has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependents) who retired prior to 1 January 1996. For retirements subsequent to this date, the Group also met a reducing proportion of the cost until 31  December 2004, since which date the only obligation is in respect of the pre 1 January 1996 retirements.

Included within other finance income is an interest cost of £4 million (2003: £5 million; 2002: £4 million) in respect of these defined benefit post-retirement healthcare schemes.

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2000; this valuation has been updated to 31 December 2004 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.7 per cent.

The assets of the Group’s defined benefit schemes and the expected rates of return are summarised as follows:

	Fair value at 31 December 2004 £m	Expected long-term rate of return at 31 December 2004%	Fair value at 31 December 2003 £m	Expected long-term rate of return at 31 December 2003%	Fair value at 31 December 2002 £m	Expected long-term rate of return at 31 December 2002%
Market values of scheme assets:
Equities	8,042	8.2	7,454	8.1	7,175	8.4
UK fixed interest gilts	550	4.6	551	4.8	557	4.5
UK index linked gilts	561	4.3	545	4.4	–	–
Sterling non-government bonds	941	5.3	1,033	5.4	491	5.6
Property	959	6.9	713	7.1	791	6.9
Cash	611	3.6	307	3.5	69	3.8
Total fair value of scheme assets	11,664		10,603		9,083

Other finance income comprises:

	2004 £m	2003 £m	2002 £m
Expected return on scheme assets	764	696	817
Interest cost of scheme liabilities	(725)	(662)	(652)
	39	34	165

The pension and other post-retirement benefit cost in respect of defined benefit schemes comprises:

	2004 £m	2003 £m	2002 £m
Current service cost	289	269	244
Past service costs	17	51	49
Defined benefit costs	306	320	293

45 Pensions and other post-retirement benefits (continued)

The amounts recognised in the statement of total recognised gains and losses comprise:

	2004 £m	2003 £m	2002 £m
Actual return less expected return on scheme assets	369	802	(2,582)
Experience gains and losses arising on scheme liabilities	(114)	94	(240)
Effect of changes in demographic and financial assumptions	(492)	(902)	(477)
Actuarial losses recognised	(237)	(6)	(3,299)
Deferred tax thereon	71	2	968
Amount recognised in the statement of total recognised gains and losses	(166)	(4)	(2,331)

The experience gains and losses recognised can also be analysed as follows:

	2004 £m	2003 £m	2002 £m	2001 £m
Actual return less expected return on scheme assets:
Amount	369	802	(2,582)	(2,015)
Percentage of scheme assets at balance sheet date	3.2%	7.6%	28.4%	18.1%
Experience gains and losses arising on scheme liabilities:
Amount	(114)	94	(240)	(71)
Percentage of scheme liabilities at balance sheet date	0.8%	0.7%	2.0%	0.7%
Total amount recognised in the statement of total recognised gains and losses:
Amount	(237)	(6)	(3,299)	(2,873)
Percentage of scheme liabilities at balance sheet date	1.6%	0.0%	27.5%	26.9%

The amounts reported on the Group’s balance sheet are comprised as follows:

	2004 £m	2003 £m
Market value of assets	11,664	10,603
Present value of scheme liabilities	(14,851)	(13,658)
Deficit in the schemes	(3,187)	(3,055)
Related deferred tax asset	956	916
Net post-retirement benefit liability	(2,231)	(2,139)

The movements in the deficit in the schemes over the last two years have been as follows:

	2004 £m	2003 £m
Deficit at beginning of year	(3,055)	(2,931)
Exchange and other adjustments	(2)	(4)
Other finance income	39	34
Current service costs	(289)	(269)
Contributions	374	138
Past service costs	(17)	(51)
Actuarial loss	(237)	(6)
Adjustments on disposal of businesses	–	34
Deficit at end of year	(3,187)	(3,055)

46 Contingent liabilities and commitments

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

46 Contingent liabilities and commitments (continued)

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

Lloyds TSB Group’s maximum exposure to loss is represented by the contractual nominal amount detailed in the table below. Consideration has not been taken of any possible recoveries from customers for payments made in respect of such guarantees under recourse provisions or from collateral held or pledged.

	2004 £m	2003 £m
Contingent liabilities
Acceptances and endorsements	71	299
Guarantees	6,786	6,122
Other:
Other items serving as direct credit substitutes	345	1,069
Performance bonds and other transaction-related contingencies	1,324	1,534
Other contingent liabilities	–	1
	1,669	2,604
	8,526	9,025
Commitments
Documentary credits and other short-term trade-related transactions	431	368
Forward asset purchases and forward deposits placed	1,654	546
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year maturity	63,196	62,440
1 year or over maturity	20,009	15,981
	85,290	79,335

47 Derivatives and other financial instruments

Information about the Group’s use of financial instruments and management of the associated risks is given on pages 58 to 60.

a Derivatives

Derivatives are used to meet the financial needs of customers, as part of the Group’s trading activities and to reduce its own exposure to fluctuations in interest and exchange rates. The principal derivatives used by the Group are interest rate and exchange rate contracts; particular attention is paid to the liquidity of the markets and products in which the Group trades to ensure that there are no undue concentrations of activity and risk.

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

Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell a specified amount of currency at an agreed rate of exchange on or before a specified future date.

Equity derivatives are also used by the Group as part of its equity based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities in the form of published indices on or before a specified future date.

Derivative contracts expose the Group to both market risk and credit risk. Only a few highly specialist trading centres within the Group are permitted to enter into derivative contracts and the level of exposure to interest rate and exchange rate movements and other market variables is strictly controlled and monitored within approved limits.

47 Derivatives and other financial instruments (continued)

Unlike on-balance sheet instruments the principal amount of the contract does not represent the Group’s real exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group, should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure.

Trading

The notional principal amounts and fair values (which, after netting, are the carrying values) of trading instruments entered into with third parties were as follows:

31 December 2004	Notional principal amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
Spot, forwards and futures	113,601	1,995	2,632
Currency swaps	11,386	426	581
Options purchased	2,059	44	–
Options written	1,922	–	41
	128,968	2,465	3,254
Interest rate contracts:
Interest rate swaps	275,547	3,118	3,631
Forward rate agreements	62,797	28	24
Options purchased	9,679	78	–
Options written	7,430	–	163
Futures	48,278	–	–
	403,731	3,224	3,818
Equity and other contracts	4,239	282	19
Effect of netting		(3,956)	(3,956)
Balances arising from off-balance sheet financial instruments		2,015	3,135

31 December 2003	Notional principal amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
Spot, forwards and futures	76,368	1,669	2,127
Currency swaps	10,329	328	511
Options purchased	1,678	55	14
Options written	1,542	–	39
	89,917	2,052	2,691
Interest rate contracts:
Interest rate swaps	236,956	3,346	4,006
Forward rate agreements	54,213	29	29
Options purchased	10,475	145	–
Options written	5,265	–	162
Futures	38,626	–	–
	345,535	3,520	4,197
Equity and other contracts	5,407	693	387
Effect of netting		(3,776)	(3,776)
Balances arising from off-balance sheet financial instruments		2,489	3,499

47 Derivatives and other financial instruments (continued)

Non-trading

Through intra company and intra group transactions, Group companies establish non-trading derivatives positions with the Group’s independent trading operations, which then enter into similar positions with third parties. The notional principal amounts and fair values of non-trading instruments entered into with third parties were as follows:

31 December 2004	Notional principal amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
Spot, forwards and futures	155	3	3
Currency swaps	60	2	–
Options purchased	1	–	–
	216	5	3
Interest rate contracts:
Interest rate swaps	34,196	143	350
Forward rate agreements	2,921	6	–
Options written	111	–	–
	37,228	149	350
Effect of netting		(123)	(123)
		31	230

31 December 2003	Notional principal amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
Spot, forwards and futures	171	13	5
Currency swaps	459	28	10
	630	41	15
Interest rate contracts:
Interest rate swaps	30,816	256	260
Forward rate agreements	7,188	1	1
Options written	40	–	–
	38,044	257	261
Effect of netting		(165)	(165)
		133	111

The aggregate carrying value of non-trading derivatives with a positive fair value was an asset of £96 million (2003: an asset of £132 million) and with a negative fair value was a liability of £35 million (2003: a liability of £71 million).

47 Derivatives and other financial instruments (continued)

The maturity of the notional principal amounts and replacement cost of both trading and non-trading instruments entered into with third parties was:

	Under 1 year £m	1 to 5 years £m	Over 5 years £m	Total £m
31 December 2004
Exchange rate contracts
Notional principal amount	117,027	8,143	4,014	129,184
Replacement cost	2,015	179	276	2,470
Interest rate contracts
Notional principal amount	224,427	165,274	51,258	440,959
Replacement cost	521	1,426	1,426	3,373
Equity and other contracts
Notional principal amount	583	3,358	298	4,239
Replacement cost	6	258	18	282
Total
Notional principal amount	342,037	176,775	55,570	574,382
Replacement cost	2,542	1,863	1,720	6,125
31 December 2003
Exchange rate contracts
Notional principal amount	79,677	7,005	3,865	90,547
Replacement cost	1,753	141	199	2,093
Interest rate contracts
Notional principal amount	175,306	161,584	46,689	383,579
Replacement cost	578	1,660	1,539	3,777
Equity and other contracts
Notional principal amount	2,886	1,965	556	5,407
Replacement cost	523	115	55	693
Total
Notional principal amount	257,869	170,554	51,110	479,533
Replacement cost	2,854	1,916	1,793	6,563

The notional principal amount does not represent the Group’s real exposure to credit risk, which is limited to the current cost of replacing contracts at current market rates should the counterparties default.

Net replacement cost represents the total positive fair value of all derivative contracts at the balance sheet date, after allowing for the offset of all negative fair values where the Group has a legal right of set-off with the counterparty concerned.

An analysis of the net replacement cost of both trading and non-trading instruments entered into with third parties by counterparty type is set out below; the Group’s exposure is further reduced by qualifying collateral held.

	2004 £m	2003 £m
OECD banks	855	1,272
Other	1,191	1,350
Net replacement cost	2,046	2,622
Qualifying collateral held	(592)	(416)
Potential credit risk exposure	1,454	2,206

47 Derivatives and other financial instruments (continued)

b Interest rate sensitivity gap analysis for the non-trading book

The table below summarises the repricing mismatches of the Group’s non-trading assets and liabilities. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date. The table does not take into account the effect of interest rate options used by the Group to hedge its exposure; details of options are given in note 47a.

31 December 2004	3 months or less £m	6 months or less but over 3 months £m	1 year or less but over 6 months £m	5 years or less but over 1 year £m	Over 5 years £m	Non- interest bearing £m	Trading book £m	Total £m
Assets
Treasury bills and other eligible bills	43	40	–	5	–	–	4	92
Loans and advances to banks	19,663	1,351	154	470	82	602	1,243	23,565
Loans and advances to customers	99,216	6,443	6,937	36,783	6,203	(1,655)	313	154,240
Debt securities and equity shares	8,193	1,009	770	1,976	2,527	(68)	11,002	25,409
Other assets	121	–	–	5	1	17,375	4,271	21,773
Total assets	127,236	8,843	7,861	39,239	8,813	16,254	16,833	225,079
Liabilities
Deposits by banks	36,802	2,009	289	122	81	212	223	39,738
Customer accounts	109,563	1,083	823	5,639	538	3,825	591	122,062
Debt securities in issue	18,764	1,848	1,171	1,435	3,999	–	–	27,217
Other liabilities	292	–	–	–	–	9,008	5,937	15,237
Subordinated liabilities – loan capital	1,698	458	–	1,884	6,212	–	–	10,252
Minority interests and shareholders’ funds	–	–	–	–	–	10,550	23	10,573
Internal funding of trading business	(6,577)	635	129	(3,330)	(916)	–	10,059	–
Total liabilities	160,542	6,033	2,412	5,750	9,914	23,595	16,833	225,079
Off-balance sheet items	13,254	(3,902)	(2,424)	(9,468)	2,540	–	–	–
Interest rate repricing gap	(20,052)	(1,092)	3,025	24,021	1,439	(7,341)	–	–
Cumulative interest rate repricing gap	(20,052)	(21,144)	(18,119)	5,902	7,341	–	–	–

31 December 2003	3 months or less £m	6 months or less but over 3 months £m	1 year or less but over 6 months £m	5 years or less but over 1 year £m	Over 5 years £m	Non- interest bearing £m	Trading book £m	Total £m
Assets
Treasury bills and other eligible bills	408	48	65	6	3	–	9	539
Loans and advances to banks	10,686	1,311	463	746	86	366	1,889	15,547
Loans and advances to customers	88,298	4,680	5,549	30,777	6,171	(1,648)	1,424	135,251
Debt securities and equity shares	8,718	606	279	1,856	2,372	(55)	15,351	29,127
Other assets	101	–	16	8	–	16,058	5,287	21,470
Total assets	108,211	6,645	6,372	33,393	8,632	14,721	23,960	201,934
Liabilities
Deposits by banks	22,254	635	262	286	99	205	214	23,955
Customer accounts	104,236	705	876	5,227	1,173	3,686	593	116,496
Debt securities in issue	18,375	1,507	1,040	1,210	3,790	–	–	25,922
Other liabilities	300	–	–	–	–	8,108	6,348	14,756
Subordinated liabilities – loan capital	2,088	1,086	–	910	6,370	–	–	10,454
Minority interests and shareholders’ funds	–	–	–	–	–	10,333	18	10,351
Internal funding of trading business	(11,528)	(810)	(412)	(3,217)	(820)	–	16,787	–
Total liabilities	135,725	3,123	1,766	4,416	10,612	22,332	23,960	201,934
Off-balance sheet items	6,930	(1,365)	(4,049)	(2,596)	1,080	–	–	–
Interest rate repricing gap	(20,584)	2,157	557	26,381	(900)	(7,611)	–	–
Cumulative interest rate repricing gap	(20,584)	(18,427)	(17,870)	8,511	7,611	–	–	–

47 Derivatives and other financial instruments (continued)

c Fair value analysis

Financial instruments include financial assets, financial liabilities and derivatives. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Wherever possible, fair values have been estimated using market prices for instruments held by the Group. Where market prices are not available, fair values have been estimated using quoted values for instruments with characteristics either identical or similar to those of the instruments held by the Group. In certain cases, where no ready markets currently exist, various techniques (such as discounted cash flows, or observations of similar recent market transactions) have been developed to estimate what the approximate fair value of such instruments might be. These estimation techniques are necessarily subjective in nature and involve several assumptions.

The fair values presented in the following table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

Because a variety of estimation techniques are employed and significant estimates made, comparisons of fair values between financial institutions may not be meaningful. Readers of these accounts are thus advised to use caution when using this data to evaluate the Group’s financial position.

Fair value information is not provided for items that do not meet the definitions of a financial instrument. These items include intangible assets, such as the value of the Group’s branch network, the long-term relationships with depositors and credit card relationships, premises and equipment and shareholders’ equity. These items are material and accordingly the Group believes that the fair value information presented does not represent the underlying value of the Group.

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

The table below shows a comparison by category of book values and fair values of the Group’s on-balance sheet financial assets and liabilities.

47 Derivatives and other financial instruments (continued)

31 December 2004	Trading book Book value £m	Trading book Fair value £m	Non-trading book Book value £m	Non-trading book Fair value £m
Assets
Treasury bills and other eligible bills	4	4	88	90
Loans and advances to banks and customers	1,556	1,556	176,249	176,712
Debt securities and equity shares	11,002	11,002	14,407	14,443
Liabilities
Deposits by banks and customers	814	814	160,986	160,950
Debt securities in issue	–	–	27,217	26,924
Subordinated liabilities	–	–	10,252	11,544

31 December 2003	Trading book Book value £m	Trading book Fair value £m	Non-trading book Book value £m	Non-trading book Fair value £m
Assets
Treasury bills and other eligible bills	9	9	530	523
Loans and advances to banks and customers	3,313	3,313	147,485	148,870
Debt securities and equity shares	15,351	15,351	13,776	13,885
Liabilities
Deposits by banks and customers	807	807	139,644	139,695
Debt securities in issue	–	–	25,922	26,254
Subordinated liabilities	–	–	10,454	11,684

The disclosures in this note cover all on-balance sheet financial instruments; fair values of all derivative instruments are disclosed in note 47a.

Fair values are determined by reference to quoted market prices or, where no market price is available, using internal models which discount expected future cash flows at prevailing interest rates.

Fair values have not been calculated for sundry debtors and creditors in the trading book.

d Currency exposures

Structural currency exposures

The Group’s main overseas operations are in the Americas and Europe. Details of the Group’s structural foreign currency exposures are as follows:

Functional currency of Group operations	2004 £m	2003 £m
Euro	289	287
US dollar	271	255
Swiss franc	58	104
Other non-sterling	202	200
	820	846

Non-structural currency exposures

All foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled.

Information about the management of market risk in the Group’s trading activities is given on pages 58 to 60.

e Unrecognised gains and losses on hedging instruments

The Group uses a variety of financial instruments to hedge exposures in its banking book; these hedges are accounted for on an accruals basis, in line with the underlying instruments being hedged. Any gains or losses that would occur if these instruments were carried at market value are therefore not recognised.

47 Derivatives and other financial instruments (continued)

At 31 December 2004, the unrecognised gains on financial instruments used for hedging were £272 million (2003: £303 million) and unrecognised losses were £424 million (2003: £219 million).

The net gains arising in 2003 and earlier years and recognised in 2004 amounted to £3 million. Net losses of £228 million arose in 2004 but were not recognised in the year.

Of the net losses of £152 million at 31 December 2004, £49 million of net losses are expected to be recognised in the year ending 31 December 2005 and £103 million of net losses in later years.

f Value at risk in trading activities

Details of value at risk in the Group’s global trading activities are given on page 59.

48 Acquisitions

During the year ended 31 December 2003, the Group completed the acquisition of the credit card and personal loan businesses of Goldfish Bank Limited, together with the Goldfish brand and loyalty programme, for a consideration of £1,096 million, settled in cash. The premium arising of £96 million from the effective payment to the majority shareholder was capitalised and is being written off to the profit and loss account over its estimated useful life of 10 years. No significant fair value adjustments were made.

During the year ended 31 December 2002, the Group’s asset finance operations completed the acquisitions of First National Vehicle Holdings and Abbey National Vehicle Finance, both previously wholly owned subsidiaries of Abbey National plc operating in the UK contract hire and fleet management market, and the business of the Dutton-Forshaw Group, a motor dealer; a number of fair value adjustments were made in respect of these acquisitions. In addition the Group’s retail operations acquired the business of Accucard, a credit card technology development and marketing company. Premiums on acquisition totalling £103 million were capitalised and are being written off to the profit and loss account over their estimated useful lives. Initial cash payments totalling £103 million were made in 2002; during 2003 a refund of £5 million was received in respect of First National Vehicle Holdings and Abbey National Vehicle Finance, following agreement of the completion accounts; and further payments of £1 million were made in respect of the Accucard business in each of 2003 and 2004.

49 Consolidated cash flow statement

The cash flow statement reflects cash flows attributable to the banking, life and general insurance businesses. Cash flows from long-term assurance business attributable to the shareholder include the surplus emerging from the life and pension businesses; ‘Income from long-term assurance business’ reflects the movement in the value of long-term assurance business attributable to the shareholder (see note 29) as adjusted for dividends. Cash flows relating to the long-term assurance business attributable to policyholders are not reflected within this statement.

a Reconciliation of operating profit to net cash inflow from operating activities

	2004 £m	2003 £m	2002 £m
Operating profit	3,508	3,505	2,629
(Increase) decrease in prepayments and accrued income	(721)	147	(21)
Increase (decrease) in accruals and deferred income	732	(226)	113
Provisions for bad and doubtful debts	866	950	1,029
Net advances written off	(854)	(967)	(675)
Insurance claims	224	236	233
Insurance claims paid	(203)	(231)	(210)
Customer remediation provision	100	200	–
Customer remediation paid	(105)	(119)	–
Amounts written off fixed asset investments	52	44	87
Income from long-term assurance business	(715)	(453)	294
Net charge in respect of defined benefit schemes	267	286	128
Contributions to defined benefit schemes	(374)	(138)	(37)
Interest on subordinated liabilities (loan capital)	601	622	537
Profit on disposal of investment securities	(126)	(47)	(160)
Depreciation and amortisation	633	697	701
Other non-cash movements	(3)	(131)	(120)
Net cash inflow from trading activities	3,882	4,375	4,528
Net increase in loans and advances	(28,921)	(11,710)	(11,970)
Net decrease (increase) in investments other than investment securities	3,981	248	(2,494)
Net decrease (increase) in other assets	956	816	(685)
Net increase (decrease) in deposits by banks	15,864	(1,000)	1,018
Net increase in customer accounts	6,121	7,658	6,900
Net increase in debt securities in issue	1,859	685	5,904
Net (decrease) increase in other liabilities	(115)	(645)	1,511
Net (increase) decrease in items in course of collection/transmission	(13)	169	147
Other non-cash movements	(145)	176	535
Net cash inflow from operating activities	3,469	772	5,394

b Analysis of cash as shown in the balance sheet

	2004 £m	2003 £m	2002 £m
Cash and balances with central banks	1,078	1,195	1,140
Loans and advances to banks repayable on demand	2,477	3,768	4,313
	3,555	4,963	5,453

The Group is required to maintain balances with the Bank of England which, at 31 December 2004, amounted to £187 million (2003: £177 million; 2002: £165 million).

c Analysis of changes in cash during the year

	2004 £m	2003 £m	2002 £m
At 1 January	4,963	5,453	3,683
Net cash (outflow) inflow before adjustments for the effect of foreign exchange movements	(1,403)	(487)	1,766
Effect of foreign exchange movements	(5)	(3)	4
At 31 December	3,555	4,963	5,453

49 Consolidated cash flow statement (continued)

d Analysis of changes in financing during the year	2004 £m	2003 £m	2002 £m
Share capital (including premium and merger reserve):
At 1 January	2,897	2,852	2,713
Issue of share capital	10	45	139
At 31 December	2,907	2,897	2,852

The amounts shown as cash inflows from financing include proceeds in respect of the above issues of share capital together with a net cash inflow of £1 million (2003: outflow of £13 million; 2002: outflow of £62 million) relating to transactions in own shares held in respect of employee share schemes.

	2004 £m	2003 £m	2002 £m
Equity minority interests:
At 1 January	44	37	37
Exchange and other adjustments	–	(1)	(1)
Minority share of profit after tax	26	22	19
Dividends paid to minority shareholders	(24)	(14)	(18)
At 31 December	46	44	37
	2004 £m	2003 £m	2002 £m
Non-equity minority interests:
At 1 January	683	694	509
Exchange and other adjustments	1	23	18
Capital invested by minority shareholders	–	–	167
Repayment of capital to minority shareholders	(132)	–	–
Minority share of profit after tax	42	47	43
Payments to minority shareholders	(44)	(81)	(43)
At 31 December	550	683	694
	2004 £m	2003 £m	2002 £m
Subordinated liabilities and finance leases:
At 1 January	10,454	10,169	8,111
Exchange and other adjustments	(137)	34	(5)
Issue of subordinated liabilities	699	533	2,120
Repayments of subordinated liabilities	(764)	(75)	(55)
Lease financing	7	–	–
Finance lease capital repayments	(1)	(1)	(4)
Adjustments on acquisition	–	–	2
Adjustments on disposal	–	(206)	–
At 31 December	10,258	10,454	10,169

e Acquisition of group undertakings and businesses	2004 £m	2003 £m	2002 £m
Cash consideration paid (see f)	–	1,096	103
Payments to former members of Scottish Widows Fund and Life Assurance Society acquired during 2000	15	14	14
Cash consideration refunded in respect of acquisition in 2002	–	(5)	–
Deferred consideration in respect of acquisition in 2002	1	1	–
Net cash outflow	16	1,106	117

49 Consolidated cash flow statement (continued)

f Acquisition of group undertakings	2004 £m	2003 £m	2002 £m
Net assets acquired:
Loans and advances	–	993	66
Other assets	–	18	137
Tangible fixed assets	–	2	384
Deposits by banks, customer accounts and other liabilities	–	(13)	(590)
	–	1,000	(3)
Goodwill arising on consolidation	–	96	103
	–	1,096	100

The consideration of £1,096 million for the 2003 acquisitions was settled in cash in 2003; £103 million was paid in cash in 2002 in respect of the 2002 acquisitions, a refund of £5 million was received in 2003 and deferred payments of £1 million were made in each of 2003 and 2004 (See note 48).

g Disposal of group undertakings and businesses	2004 £m	2003 £m	2002 £m
Cash	46	52	–
Loans and advances to banks	132	1,035	–
Loans and advances to customers	257	13,770	–
Debt securities and treasury bills	59	852	–
Intangible assets	10	189	–
Deposits by banks	(42)	(519)	–
Customer accounts	(327)	(8,372)	–
Debt securities in issue	(111)	(5,108)	–
Subordinated liabilities	–	(206)	–
Other net assets (liabilities)	9	(305)	–
Goodwill written back on sale of businesses	3	181	–
	36	1,569	–
(Loss) profit on sale	(15)	865	–
Cash consideration received	21	2,434	–
Cash disposed of	(46)	(52)	–
Net cash (outflow) inflow from disposals	(25)	2,382	–

50 Differences between UK GAAP and US GAAP

The accounts presented in this report have been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). These differ in significant respects to the accounting principles generally accepted in the United States (US GAAP). The following is a summary of significant differences applicable to the Group.

UK GAAP	US GAAP
Business combinations

UK GAAP permits merger accounting for business combinations where all of the following criteria are met: (1) no party is either portrayed as acquirer or acquired; (2) all parties participate in establishing the management structure; (3) one party does not dominate by virtue of its relative size; (4) consideration received by the equity shareholders of each party, in relation to their equity shareholding, comprises primarily equity shares in the combined entity; and (5) no equity shareholder retains any material interest in only part of the combined entity. Business combinations that do not satisfy all these criteria must be accounted for using acquisition accounting.

Following the implementation of Statement of Financial Accounting Standards (SFAS) No. 141 ‘Business Combinations’, which supersedes Accounting Principles Board (APB) Opinion No. 16 ‘Business Combinations’, the purchase method must be used for all business combinations initiated after 30 June 2001. For business combinations initiated before 1 July 2001, APB Opinion No. 16 required that a business combination be accounted for as a pooling-of-interests if two previously independent entities combined as a result of one entity issuing common stock in exchange for substantially all the common stock of the second entity. However, whilst the offer may include provisions to distribute cash for fractional shares or shares held by dissenting shareholders, it may not include a pro-rata distribution of cash or other consideration. In addition, no changes in the equity interests of the common stock may be made prior to the pooling in contemplation of the transaction and neither may the ratio of the interest of the individual common stockholder to those of other common stockholders in a combining company change as a result of the exchange of stock.

Goodwill/customer related intangibles

Following the implementation of Financial Reporting Standard (FRS) 10 ‘Goodwill and intangible assets’ in 1998, goodwill arising on acquisitions of or by group and associated undertakings is capitalised and amortised over its estimated life. There is a presumption that the estimated life is limited to 20 years or less, although this may be rebutted and a longer or indefinite useful life considered. The directors consider that it is appropriate to assign an indefinite life to the goodwill which arose on the acquisition of Scottish Widows during 2000 in view of the strength of the Scottish Widows brand, developed through over 185 years of trading, and the position of the business as one of the leading providers of life, pensions, unit trust and fund management products; consequently it is not being amortised, however it is subject to annual impairment testing. For acquisitions prior to 1 January 1998 goodwill was charged directly against reserves as permitted by Statement of Standard Accounting Practice 22. This goodwill was not reinstated following the implementation of FRS 10, but in the event of a subsequent disposal it will be written back and included in the calculation of the profit or loss on disposal.

UK GAAP does not require a value to be placed upon the customer relationships in acquisitions.

Following the implementation in full of SFAS No. 142 ‘Goodwill and Other Intangible Assets’ on 1 January 2002, goodwill arising on all acquisitions by group and associated undertakings is capitalised but no longer amortised and is subject to regular review for impairment. Prior to the adoption of SFAS No. 142, the Group accounted for goodwill under the provisions of APB No. 17 ‘Intangible Assets’ which required that all goodwill be capitalised and amortised over its estimated useful life, which should not exceed 40 years; the Group amortised goodwill over periods of up to 20 years. Goodwill amortised prior to the adoption of SFAS No. 142 is not permitted to be reinstated.

For acquisitions occurring on or after 1 July 2001, SFAS No. 141 requires that, when assessing the value of the assets of an acquired entity, certain identifiable intangible assets must be recognised. Such identifiable intangible assets include the asset representing the value of customer relationships, which is capitalised separately and amortised through the income statement over the estimated average life of the customer relationships. Prior to 1 July 2001, the Group applied the provisions contained within SFAS No. 72 ‘Accounting for Certain Transactions of Bank and Thrift Institutions’ in assessing the value of assets of an acquired financial institution.

50 Differences between UK GAAP and US GAAP (continued)

UK GAAP	US GAAP
Pension costs

For defined benefit schemes, pension costs in the profit and loss account reflect the cost of accruing benefits for active employees, benefit improvements and the cost of severances borne by the schemes; the expected return on scheme assets, net of a charge in respect of the unwinding of the discount applied to scheme liabilities, is included in the profit and loss account as other finance income. Actuarial gains and losses, including differences between the expected and actual return on scheme assets, are recognised as they arise, net of deferred tax, in the statement of total recognised gains and losses. Scheme assets are assessed at fair value and scheme liabilities are measured on an actuarial basis using the projected unit method and are discounted at the current rate of return on a high quality corporate bond of equivalent currency and term. The overall surplus or deficit is included on the balance sheet, net of the related deferred tax.

Costs in relation to defined contribution schemes are charged to the profit and loss account in the period in which they fall due.

SFAS No. 87 ‘Employers’ Accounting for Pensions’ prescribes a similar method but allows that a certain portion of actuarial gains and losses be deferred and allocated in equal amounts over the average remaining service lives of the current employees. In addition, if the fair value of plan assets falls below the accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases) an additional minimum liability must be recognised. An equal amount should be recognised as an intangible asset up to the amount of any unrecognised prior service cost. Any amount not recognised as an intangible asset is reported in other comprehensive income, net of deferred tax.

US GAAP also requires a transition adjustment for pension schemes in place before the introduction of SFAS No. 87. The difference between the funded status of the schemes and the total amount of accrued or prepaid pension cost, at the date of transition, is amortised over the average remaining service lives of employees at that date.

Leasing

Finance lease income is recognised in proportion to the funds invested in the lease using a method that results in a constant rate of return on the net cash investment, which takes into account tax payments and receipts.

Operating lease assets are depreciated such that rentals less depreciation are recognised at a constant periodic rate of return on the net cash invested in that asset.

Profits or losses arising on sale and leasebacks are taken to profit as they arise.

The application of SFAS No. 13 ‘Accounting for Leases’ gives rise to a level rate of return on the investment in the lease, but without taking into account tax payments and receipts. This results in income being recognised in different periods than under UK GAAP.

Operating lease assets are depreciated such that the depreciation charge is at least equal to that which would arise on a straight line basis.

Under SFAS No. 28 ‘Accounting for Sales with Leasebacks’ profits or losses arising on a sale and leaseback are deferred and amortised. For leasebacks resulting in a finance lease, the amounts are amortised in proportion to the amortisation of the leased asset; for leasebacks resulting in an operating lease, the amounts are amortised in proportion to the gross rental charged to expense over the lease term.

Property

Depreciation is charged on the cost of freehold and long leasehold properties over their estimated useful economic lives. Following the adoption of FRS 15, the Group reassessed the useful economic lives and residual values of its freehold and long leasehold premises and, with effect from 1 January 2000, the cost of these properties, after deducting the value of the land, is being depreciated over 50 years. Previously it was considered that the residual values were such that depreciation was not significant.

Freehold and long leasehold properties are included in the balance sheet at historical cost and depreciated over their estimated useful economic lives from the date of acquisition.
Share compensation schemes

No cost is recognised for the Group’s Save-As-You-Earn schemes as these are exempt under UITF17. For other share schemes, the difference between the market price and exercise price at the date of grant is charged to the profit and loss account on a systematic basis over the period that the employees are expected to benefit.

The Group accounts for share compensation schemes based on their estimated fair values at the date of the grant in accordance with SFAS No. 123 ‘Accounting for Stock Based Compensation’.

50 Differences between UK GAAP and US GAAP (continued)

UK GAAP	US GAAP
Computer software developed or obtained for internal use

All computer software costs are expensed as incurred except for operating software and application software relating to separable new systems, which are capitalised and depreciated over their estimated useful lives. All enhancements are expensed as incurred.

The American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1 ‘Accounting for the costs of computer software developed or obtained for internal use’ requires certain costs incurred from 1 January 1999 in respect of software developed for internal use to be capitalised and subsequently amortised. This includes enhancements to existing systems which add additional functionality.

Derivatives

Derivatives used in the Group’s trading activities are carried at fair value and all changes in fair value are reported within dealing profits in the profit and loss account. Derivatives used in the Group’s non-trading activities are accounted for on an accruals basis, in line with the treatment of the underlying items which they are hedging. A derivative will only be classified as a hedge in circumstances where there was adequate evidence of the intention to hedge at the outset of the transaction and the derivative substantially matches or eliminates the exposure being hedged. Derivatives embedded within financial instruments are not required to be separately analysed.

SFAS No. 133 ‘Accounting for Derivative Instruments and for Hedging Activities’ requires that all derivatives be recognised on-balance sheet at fair value. Changes in the fair value of derivatives that are not hedges are reported in the income statement. For derivatives which are hedges, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognised in other comprehensive income until the hedged item is recognised in earnings. The ineffective portion of a hedge’s change in fair value is immediately recognised in earnings. A derivative will only be classified as a hedge providing an entity meets stringent qualifying criteria in respect of documentation and hedge effectiveness.

SFAS No. 133 further requires a derivative that is embedded within a financial instrument to be separated from the host contract and fair valued if it is not deemed to be clearly and closely related to the host. If the derivative cannot be reliably separated, SFAS No. 133 requires the entire instrument to be fair valued.

Foreign currency translation
The assets, liabilities and results of the Group’s overseas operations are translated into sterling at the rate of exchange prevailing at the balance sheet date, as permitted under UK GAAP.	Under SFAS No. 52 ‘Foreign Currency Translation’, foreign currency assets and liabilities are translated at the year-end rate; however, results are translated at the average rate for the year.
Investment securities

Debt securities and equity shares intended for use on a continuing basis by the Group are treated as investment securities and included in the balance sheet at cost as adjusted for the amortisation of any premiums and discounts arising upon acquisition, less provision for any permanent diminution in value.

SFAS No. 115 ‘Accounting for Certain Investments in Debt and Equity Securities’ requires that debt securities which are ‘available-for-sale’ (where there is the absence of either the intent or the ability to hold them to maturity) and equity shares with a readily determinable market value should be recorded at fair value with unrealised gains and losses reflected in shareholders’ equity. All debt securities held as available-for-sale are subject to assessment for other than temporary impairment in accordance with SFAS No. 115 and, for asset backed securities, in accordance with the Emerging Issues Task Force (EITF) Abstract No. 99-20 ‘Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitised Financial Assets’.

Dividends payable
Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.
Acceptances
Acceptances are not recorded on the balance sheet.	Acceptances and the related customer liabilities are recorded on the balance sheet.

50 Differences between UK GAAP and US GAAP (continued)

UK GAAP	US GAAP
Own shares
Own shares held are deducted from equity. Own shares that are held by the Group’s long-term assurance funds are recognised to the extent of the shareholder’s interest, which is 10 per cent.

All own shares held are reclassified as Treasury stock and deducted from shareholders’ equity in accordance with the AICPA Accounting Research Bulletin (ARB) No. 51 ‘Consolidated Financial Statements’.

Deferred tax

Deferred tax is provided for all timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is provided based on the rates that have been enacted or have been substantially enacted.

Under SFAS No. 109 ‘Accounting for Income Taxes’, deferred tax assets and liabilities are recorded for all temporary differences. A valuation allowance is recorded against a deferred tax asset where it is more likely than not that some portion of the deferred tax asset will not be realised. Deferred tax is provided on enacted tax rates. SFAS No. 109 requires provisions to be raised on the portion of unremitted foreign earnings that are not considered to be permanently reinvested in the foreign subsidiary.

Provision for credit losses

A specific provision is made to cover the estimated loss as soon as the recovery of an outstanding loan is considered doubtful. Provisions are calculated as the difference between the carrying value of loans and the expected recoverable amount; no allowance is made for the time value of money. General provisions are raised to cover losses incurred but not yet identified as of the balance sheet date.

SFAS No. 114 ‘Accounting by Creditors for Impairment of a Loan’ requires the overall credit risk provision to be determined based upon the present value of expected future cash flows, discounted at the loan’s effective interest rate or, as a practical expedient, on the loan’s observable market value, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous consumer loans that are collectively valued for impairment are outside the scope of SFAS No. 114, as are debt securities and leases. General provisions are made against such loans when losses have been incurred but not yet identified as of the balance sheet date.

Consolidation of special purpose vehicles

Entities that fall within the definition of quasi-subsidiaries as set out in FRS5 have been consolidated. A quasi-subsidiary is defined as an entity which, although it does not fulfil the definition of a subsidiary, is directly or indirectly controlled by Lloyds TSB Group.

FIN 46-R requires the consolidation of variable interest entities (VIEs) for which Lloyds TSB Group is deemed to be the primary beneficiary. A more detailed discussion of VIEs can be found on pages F-84 to F-85.

Insurance activities
The shareholder’s interest in the long-term assurance fund is valued at the net present value of the profits inherent in such policies.

The net present value of the profits inherent in the policies of the long-term assurance fund is not recognised. An adjustment is made for the amortisation of acquisition costs and fees.

Additional information on the differences between the UK and US accounting for insurance activities is provided within the Insurance section of this note on pages F-86 to F-89.

Current and future accounting developments

United States

AICPA Statement of Position (SOP) 03-1 – Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts

SOP 03-1 was issued in July 2003 and provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. The SOP became effective for Lloyds TSB Group from 1 January 2004 and has been adopted on a prospective basis. See note p.

EITF 03-1 –The meaning of Other-Than-temporary Impairment and its Application to Certain Investments

The EITF Issue 03-1 (EITF 03-1) provides guidance on recognising other-than-temporary impairments on securities classified as either available-for-sale or held-to-maturity under SFAS 115 and for investments accounted for under the amortised cost method. In September 2004, the FASB issued FASB Staff Position (FSP) EITF 03-1-1 which delayed the effective date of EITF 03-1 until the FASB staff addresses additional measurement issues affecting the consensus.

50 Differences between UK GAAP and US GAAP (continued)

AICPA SOP 03-3 – Accounting for Certain Loans or Debt Securities Acquired in a Transfer

SOP 03-3 was issued in December 2003 and provides guidance on the accounting for differences between contractual and expected cash flows from a purchaser’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. The SOP is effective for loans acquired in fiscal years beginning after 15 December 2004. Adoption of this SOP is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

SAB 105 – Application of Accounting Principles to Loan Commitments

In March 2004, the SEC issued Staff Accounting Bulletin No. 105 (SAB 105). The SAB addresses the initial recognition and measurement of loan commitments that meet the definition of a derivative. The SAB is effective for all applicable loan commitments entered into, or substantially modified, on or after 1 April 2004. The adoption of SAB 105 did not have a material impact on Lloyds TSB Group’s US GAAP financial statements.

SFAS 123 (Revised 2004) – Share-Based Payment

On 16 December 2004, the FASB issued Statement 123(R), effective as of the first interim or annual reporting period that begins after 15 June 2005; this effective date has been amended for SEC registrants to the beginning of the fiscal year beginning after 15 June 2005. Statement 123(R) replaces SFAS No. 123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. As Lloyds TSB Group has already elected to follow the fair value method encouraged by SFAS 123 in its US GAAP financial statements, adoption of this Statement is not expected to have a material impact.

SFAS 153 – Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions

In December 2004, the FASB issued SFAS No. 153 which is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. This Statement provides for a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. Adoption of this Statement is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

FSP FIN46(R)-5 – Implicit Variable Interests under FASB Interpretation No. 46(R) Consolidation of Variable Interest Entities

FSP FIN46(R)-5 was issued in March 2005 and addresses whether a reporting entity has an implicit variable interest in a variable interest entity or potential variable interest entity when specific conditions exist. Implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. This FSP is effective for the first reporting period beginning after 3 March 2005. Adoption is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

SFAS 154 – Accounting Changes and Error Correction – a replacement of APB Opinion No.20 and FASB Statement No. 3

SFAS 154 was issued in May 2005 and is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. SFAS 154 provides guidance on the accounting for and reporting of accounting changes (voluntary and those required by the issuance of an accounting pronouncement) and error corrections. APB Opinion No.20 previously required that most voluntary changes in accounting principle be recognised by including in net income, in the period of the changes, the cumulative effect of changing to the new accounting principle. SFAS 154 establishes, unless impracticable, retrospective application of the direct effects of the change as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change although the reporting of an error correction involves adjustments to previously issued financial statements similar to those for reporting an accounting change. Adoption of this Statement by Lloyds TSB Group in its US GAAP financial statements is not expected to have a material impact.

50 Differences between UK GAAP and US GAAP (continued)

The following tables summarise the adjustments to net income and shareholders’ equity which would arise from the application of US GAAP:

Reconciliation of net income
	Note	2004 £m	2003 £m	2002 £m
Profit for the year attributable to shareholders under UK GAAP		2,421	3,254	1,790

Insurance activities, excluding tax effects	p	(42)	(160)	(393)
Banking and Group activities:
– Goodwill amortisation	a	44	51	72
– Adjustment to result on sale of businesses	b	(5)	(12)	–
– Amortisation of customer related intangibles	a	(157)	(150)	(193)
– Pension costs	c	(137)	143	113
– Leasing		(74)	(37)	(109)
– Property depreciation		2	–	4
– Share compensation schemes	d	(23)	(113)	(44)
– Internal software costs		(4)	(17)	6
– Derivatives	f	(60)	172	305
– Variable interest entities	l	14	–	–
– Foreign currency translation differences		5	(4)	12

Total banking and Group activities, excluding tax effects		(395)	33	166
Taxation:
– Deferred taxation	i	4	21	25
– Deferred taxation on GAAP differences	i	74	83	165

Total taxation		78	104	190
Total adjustments before accounting changes		(359)	(23)	(37)
Net income before accounting changes		2,062	3,231	1,753
Cumulative effect of changes in accounting principles (net)	p, l	(554)	–	–
Net income under US GAAP		1,508	3,231	1,753
Reconciliation of shareholders’ equity
	Note	2004 £m	2003 £m
Shareholders’ funds under UK GAAP		9,977	9,624

Insurance activities, excluding tax effects	p	(456)	(66)
Banking and Group activities:
– Goodwill	a	1,262	1,218
– Customer related intangibles	a	378	535
– Pension costs	c	1,003	971
– Leasing		(494)	(420)
– Property depreciation		(43)	(45)
– Internal software		28	41
– Derivatives	f	19	76
– Net unrealised gain on available-for-sale securities	g	36	109
– Variable interest entities	l	(316)	–
– Dividend payable		1,315	1,314
– Own shares related items	h	(185)	(195)

Total banking and Group activities, excluding tax effects		3,003	3,604
Taxation:
– Deferred taxation	i	(35)	(39)
– Deferred taxation on GAAP differences	i	(1,031)	(1,231)

Total taxation		(1,066)	(1,270)
Total adjustments, after tax		1,481	2,268
Shareholders’ equity under US GAAP		11,458	11,892

50 Differences between UK GAAP and US GAAP (continued)

Reconciliation of movements in shareholders’ equity under US GAAP

	2004 £m	2003 £m	2002 £m
Net income in period	1,508	3,231	1,753
Dividends	(1,913)	(1,908)	(1,903)
	(405)	1,323	(150)
New share capital subscribed	10	45	139
Movement in own shares	8	(31)	35
Share compensation schemes	35	113	44
Minimum pension liability	(48)	53	(3,277)
Change in the fair value of available-for-sale securities – insurance activities	31	8	15
Change in the fair value of available-for-sale securities – banking activities	(51)	54	(147)
Exchange and other adjustments	(14)	163	–
	(434)	1,728	(3,341)
Shareholders’ equity at beginning of period	11,892	10,164	13,505
Shareholders’ equity at end of period	11,458	11,892	10,164
Accumulated other comprehensive income
	2004 £m	2003 £m	2002 £m
Exchange translation differences	(172)	(158)	(321)
Additional minimum pension liability	(3,272)	(3,224)	(3,277)
Available-for-sale securities:
– Net unrealised gains – insurance activities	314	182	245
– Related amortisation of deferred acquisition costs	(211)	(125)	(197)
– Net unrealised gains – banking activities	36	109	32
– Taxation	(42)	(49)	(25)
	97	117	55
Accumulated other comprehensive income under US GAAP	(3,347)	(3,265)	(3,543)

50 Differences between UK GAAP and US GAAP (continued)

Condensed US GAAP Profit and loss account

The following table provides a condensed profit and loss account for the Group, incorporating the US GAAP adjustments arising.

	2004 £m	2003 £m	2002 £m
Loan interest, including fees	10,380	8,341	7,937
Other interest and dividends	2,453	1,771	2,035
Insurance premiums	1,871	2,042	2,015
Commissions and fees	2,049	2,328	2,171
Realised gains from sales of investments	142	89	163
Foreign exchange trading income	178	193	149
Securities and other trading gains (losses)	2,678	1,021	(2,370)
Other income	2,511	1,755	1,881
Total revenues	22,262	17,540	13,981
Interest expense	5,594	4,106	4,123
Total revenues, net of interest expense	16,668	13,434	9,858
Policyholder benefits and claims expense	4,473	3,036	1,565
Movement in undistributed earnings to policyholders	777	(100)	(1,518)
Provisions for bad and doubtful debts	866	887	978
Amounts written off fixed asset investments	52	44	87
Total benefits, claims and provisions	6,168	3,867	1,112
Non-insurance compensation and benefits	2,547	2,306	2,418
Insurance underwriting, operating and acquisition expenses	583	578	766
Other operating expenses	3,108	2,619	1,828
Depreciation	628	713	749
Amortisation of intangible fixed assets:
– Customer related intangibles	157	150	193
– Value of long-term assurance business acquired	243	188	725
	400	338	918
	7,266	6,554	6,679
Income before tax from continuing operations	3,234	3,013	2,067
Provision for income taxes (continuing operations)*	928	832	495
Minority interests, net of income taxes	226	26	62
Discontinued operations:
– Income from discontinued operations	–	354	311
– (Loss) profit on sale of businesses	(20)	853	–
– Provision for income taxes	2	(89)	(81)
	(18)	1,118	230
Cumulative effect of changes in accounting principles (net)	(554)	(42)	13
Net income under US GAAP	1,508	3,231	1,753
Exchange translation and other differences	(14)	163	–
Minimum pension liability	(48)	53	(3,277)
Available-for-sale securities:
– Net unrealised gains (losses) – insurance activities	132	(63)	196
– Related amortisation of deferred acquisition costs	(86)	72	(174)
– Net unrealised (losses) gains – banking activities	(73)	77	(210)
– Taxation	7	(24)	56
	(20)	62	(132)
Comprehensive income under US GAAP	1,426	3,509	(1,656)
Earnings per share (pence)	27.0p	57.9p	31.5p
Diluted earnings per share (pence)	26.8p	57.7p	31.3p

*

Significant items affecting the Group’s effective tax rate under US GAAP include the fact that tax is levied on UK life assurance and pension businesses under specialised rules not based on the profit and loss account. In addition, under US GAAP a tax provision is required for unrealised gains that are attributable to the policyholders. The amount provided will vary depending upon the fluctuations of the stock market and this movement can result in significant changes in the effective rate of tax.

50 Differences between UK GAAP and US GAAP (continued)

Condensed US GAAP Balance sheet

The following table provides a condensed balance sheet for the Group, incorporating the US GAAP adjustments arising.

	2004 £m	2003 £m
Assets
Cash and due from banks	10,287	9,364
Deposits at interest with banks	13,410	10,219
Securities purchased under resale agreements	12,780	2,642
Treasury bills and other eligible bills	88	530
Trading and other investments	55,751	36,627
Investment securities	19,944	19,045
Loans, net of provisions	152,428	134,043
Tangible fixed assets	4,306	3,842
Intangible fixed assets:
– Goodwill	3,862	3,731
– Customer related intangibles	378	535
– Value of long-term assurance business acquired	1,587	2,094
– Pension liability related intangible	233	231
Deferred acquisition costs	1,310	1,048
Separate account assets	–	22,494
Other assets	5,234	4,713
Total assets	281,598	251,158
Liabilities
Deposits	159,546	140,451
Trading account liabilities	3,135	3,500
Debt securities in issue	28,562	25,922
Policyholder liabilities	51,962	25,080
Undistributed policyholder allocations	1,505	1,772
Commitments and contingencies	211	216
Deferred tax	1,370	1,444
Long-term debt	10,802	11,003
Separate account liabilities	–	22,494
Other liabilities	10,306	7,330
Minority interests	2,741	54
Total liabilities	270,140	239,266
Shareholders’ equity:
– Common stock	1,419	1,418
– Additional paid-in capital	5,048	5,003
– Retained earnings	8,523	8,929
– Treasury stock	(185)	(193)
– Accumulated other comprehensive income	(3,347)	(3,265)
Total shareholders’ equity	11,458	11,892
Total liabilities and shareholders’ equity	281,598	251,158

50 Differences between UK GAAP and US GAAP (continued)

Condensed Consolidated statement of cash flows in accordance with SFAS No. 95

	2004 £m	2003 £m	2002 £m
Cash flows from operating activities
Net income before minority interests and effect of accounting changes	2,287	3,299	1,802
Adjustments required to reconcile net income to net cash provided by operating activities:
Amortisation of intangible fixed assets	400	338	918
Depreciation of tangible fixed assets	628	726	761
Provision for bad and doubtful debts, net of write-offs	12	(17)	354
Change in trading and other investments	3,283	4,309	(3,176)
Change in trading account liabilities	(365)	(2,083)	2,107
Change in deferred acquisition costs	(290)	(202)	(51)
Change in other assets	17	1,760	(91)
Change in policyholder liabilities	3,208	1,365	(97)
Change in undistributed policyholder allocations	789	(118)	(1,588)
Change in other liabilities	2,830	(2,779)	(266)
Net gain on sale of investment securities	(142)	(89)	(163)
Loss (profit) on disposal of businesses	20	(853)	–
Profit on disposal of tangible fixed assets	(11)	(43)	(47)
Other, net	(10)	884	152
Total adjustments	10,369	3,198	(1,187)
Net cash provided by operating activities	12,656	6,497	615
Cash flows from investing activities
Change in deposits at interest with banks	(1,171)	1,587	102
Change in securities purchased under resale agreements	(10,138)	(946)	(313)
Change in loans and advances to customers	(18,214)	(12,342)	(11,743)
Purchases of investment securities	(12,992)	(40,763)	(47,885)
Proceeds from sale and maturity of investment securities	11,791	39,312	46,880
Purchases of tangible fixed assets	(1,212)	(799)	(1,352)
Proceeds from sale of tangible fixed assets	243	330	359
Additions to interests in joint ventures	–	(12)	(21)
Acquisition of subsidiary undertakings and businesses	(16)	(1,106)	(117)
Disposal of subsidiary undertakings and businesses	(25)	2,382	–
Net cash used in investing activities	(31,734)	(12,357)	(14,090)
Cash flows from financing activities
Dividends paid – equity	(1,913)	(1,908)	(1,903)
Dividends paid to minorities – equity	(24)	(14)	(18)
Dividends paid to minorities – non-equity	(201)	(38)	(43)
Cash proceeds from issue of ordinary share capital and transactions in treasury stock	11	32	77
Issue of long-term debt	699	533	2,120
Redemption of long-term debt	(764)	(75)	(55)
Minority investment in subsidiaries	–	–	167
Repayment of third party capital investment	(132)	–	–
Change in deposits	19,731	6,388	7,925
Change in short-term borrowings	2,418	1,807	5,969
Policyholders’ deposits	4,202	1,039	1,602
Policyholders’ withdrawals	(4,026)	(1,087)	(1,207)
Net cash provided by financing activities	20,001	6,677	14,634
Change in cash and cash equivalents	923	817	1,159
Cash and cash equivalents at beginning of period	9,364	8,547	7,388
Cash and cash equivalents at end of period	10,287	9,364	8,547
Cash paid during the year for income taxes	763	784	951
Cash paid during the year for interest	5,107	5,066	5,321

50 Differences between UK GAAP and US GAAP (continued)

Balance sheet presentation

Certain classification differences exist in financial reporting under UK GAAP and US GAAP. For the Group, such differences primarily arise in the balance sheet and the following comparison lists the line items in which such differences occur.

UK GAAP	US GAAP
Cash and balances at central banks	Cash and due from banks
Items in course of collection from banks	Cash and due from banks
Treasury bills and other eligible bills	Classified as ‘Trading and other investments’ where appropriate
Loans and advances to banks	Loans to banks due on demand classified as ‘Cash and due from banks’; Reverse repos classified as ‘Securities purchased under resale agreements’
Loans and advances to customers	Reverse repos classified as ‘Securities purchased under resale agreements’
Debt securities	Classified as ‘Trading and other investments’ and ‘Investment securities’ where appropriate
Equity shares	Classified as ‘Trading and other investments’ and ‘Investment securities’ where appropriate
Other assets	Classified as ‘Trading and other investments’ where appropriate
Prepayments and accrued income	Other assets
Items in course of transmission to banks	Cash and due from banks
Debt securities in issue	Classified as ‘Trading account liabilities’ where appropriate
Other liabilities	Classified as ‘Trading account liabilities’ where appropriate
Accruals and deferred income	Other liabilities
Other provisions for liabilities and charges	Commitments and contingencies
Subordinated liabilities	Long-term debt
Merger reserve	Classified as ‘Additional paid-in capital’
Long-term assurance business	Classifications are discussed on pages F-86 to F-89

Consolidated statement of cash flows

The Group’s UK GAAP cash flow statement on page F-7 is prepared under the provisions of FRS 1 (Revised). This is similar in many respects to SFAS No. 95 ‘Statement of Cash Flows’, as amended by SFAS No. 104 ‘Statement of Cash Flows – Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions’. Two principal differences arise between the standards with regard to the definition of cash and the classification of items within the cash flow statement.

FRS 1 (Revised) defines cash as cash in hand and repayable on demand. Under SFAS No. 95, cash and cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to known amounts of cash; and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

For the purposes of SFAS No. 95, the Group’s cash and cash equivalents of £10,287 million (2003: £9,364 million; 2002: £8,547 million) comprise items reported under the following UK balance sheet categories: cash and balances at central banks; items in the course of collection from banks; loans and advances to banks repayable on demand and items in the course of transmission to banks. Under UK GAAP the results, assets and liabilities of the long-term assurance business are presented on a one-line basis and accordingly movements in cash flows are aggregated into one line within the reconciliation of operating profit. Under US GAAP, the insurance activities have been disaggregated and accordingly the cash flows have been allocated to the appropriate line items within the cash flow statement. Cash attributable to the long-term assurance business is included within cash and cash equivalents above.

Differences between UK and US GAAP with regard to classification of items within the cash flow statement are summarised below:

Cash flow	Classification under FRS 1 (Revised)	Classification under SFAS No. 95
Net change in loans and advances, including lease financing	Operating activities	Investing activities
Net change in deposits and debt securities in issue	Operating activities	Financing activities
Dividends paid to equity and non-equity minority interests	Returns on investments and servicing of finance	Financing activities
Tax paid	Taxation	Operating activities
Capital expenditure and financial investment	Capital expenditure and financial investment	Investing activities
Purchases/proceeds from disposal of subsidiary and
associated undertakings	Acquisitions and disposals	Investing activities
Dividends paid – equity	Equity dividends paid	Financing activities

Under FRS 1 (Revised), transactions designated as hedges are reported under the same heading as the related assets or liabilities. The restrictions in respect of cash and balances at central banks are disclosed on page F-56.

Notes to the UK/US GAAP reconciliation

a Goodwill and customer related intangible assets

Under UK GAAP on 1 January 1998, the Group adopted FRS 10, ‘Goodwill and Intangible Assets’. In respect of acquisitions since 1 January 1998, goodwill is included in the consolidated balance sheet under intangible fixed assets and amortised over its estimated useful economic life on a straight-line basis. Prior to 1 January 1998, the Group charged goodwill directly against reserves. In the case of the acquisition of Scottish Widows in 2000, in view of the strength of the Scottish Widows brand and the position of the business as one of the leading providers of life, pensions, unit trust and fund management products, the directors consider that it is appropriate to assign an indefinite life to the goodwill. This goodwill is not being amortised through the profit and loss account; however it is subjected to annual impairment reviews in accordance with FRS 11 ‘Impairment of Fixed Assets and Goodwill’. Should any impairment be identified, it would be charged to the profit and loss account immediately.

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

The Group has performed the required impairment tests under UK and US GAAP and no impairments were recorded against goodwill during 2002, 2003 or 2004.

The treatment of the Group’s major acquisitions is detailed below:

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

Cheltenham & Gloucester

Under UK and US GAAP, the purchase of the business of Cheltenham & Gloucester Building Society by Lloyds Bank Plc in August 1995 is treated as an acquisition. Certain differences arise under US GAAP regarding the fair value of the net assets. In addition, the net assets acquired include £521 million relating to customer related intangibles, which has been amortised over 7 years.

TSB Group plc

The business combination of Lloyds Bank Plc and TSB Group plc in December 1995 was accounted for as a merger as permitted under UK GAAP at that time, although legally TSB Group plc was deemed to have acquired Lloyds Bank Plc. Under US GAAP, the same transaction would have been accounted for as an acquisition of TSB Group plc by Lloyds Bank Plc. Accordingly, for US GAAP, the net assets of TSB Group plc have been fair valued as at the date of the business combination and a purchase price determined based on the value of TSB Group plc shares at that time. The net assets include £1,596 million relating to customer related intangibles, which is being amortised over 11 years.

Scottish Widows

In March 2000, the Group acquired the business of Scottish Widows’ Fund and Life Assurance Society, a life insurance and pensions provider. Under UK and US GAAP, the purchase is treated as an acquisition. However certain differences arise under US GAAP regarding the determination of fair value of the life insurance business, and certain other differences between UK and US GAAP such as the treatment of pensions and own shares, for which adjustments have been made.

50 Differences between UK GAAP and US GAAP (continued)

The movement in US GAAP goodwill is summarised as follows:

	UK GAAP £m	2004 US GAAP adjustment £m	US GAAP £m	UK GAAP £m	2003 US GAAP adjustment £m	US GAAP £m
Cost
Balance at 1 January	2,626	2,156	4,782	2,771	2,325	5,096
Acquisition adjustment	(34)	–	(34)	–	–	–
Exchange and other adjustments	–	–	–	32	11	43
Acquisitions	–	–	–	96	(96)	–
Disposals	(14)	–	(14)	(273)	(84)	(357)
Adoption of FIN 46-R (see note l)	–	175	175	–	–	–
Balance at 31 December	2,578	2,331	4,909	2,626	2,156	4,782
Amortisation
Balance at 1 January	(113)	(938)	(1,051)	(137)	(978)	(1,115)
Exchange and other adjustments	–	–	–	(9)	(3)	(12)
Charge for the year	(44)	44	–	(51)	51	–
Disposals	4	–	4	84	(8)	76
Balance at 31 December	(153)	(894)	(1,047)	(113)	(938)	(1,051)
Net book value	2,425	1,437	3,862	2,513	1,218	3,731

Within the reconciliation of shareholders’ equity on page F-64, the £175m US GAAP adjustment in respect of the adoption of FIN 46-R is included within the variable interest entities item.

The movement in goodwill by segment over 2004 is as follows:

	Balance at 1 January £m	Exchange movements £m	Disposals £m	Other adjustments £m	Balance at 31 December £m
UK Retail Banking and Mortgages	660	–	–	–	660
Insurance and Investments	2,194	–	–	(34)	2,160
Wholesale and International Banking	877	–	(10)	175	1,042
	3,731	–	(10)	141	3,862

Under US GAAP, the intangible asset representing the value of customer relationships associated with an acquisition is capitalised separately and amortised in the consolidated income statement over the estimated average life of the customer relationships. At 31 December 2004, the weighted average remaining life of those relationships is estimated as 3 years.

The movement in customer related intangible assets is summarised as follows:

	2004 £m	2003 £m
Cost
Balance at 1 January	2,223	2,127
Additions	–	96
Balance at 31 December	2,223	2,223

Amortisation
Balance at 1 January	1,688	1,538
Charge for the year	157	150
Balance at 31 December	1,845	1,688
Net book value	378	535

Over the next 5 years, estimated amortisation is expected to be:

2005: £157 million

2006: £156 million

2007: £11 million

2008: £10 million

2009: £10 million

50 Differences between UK GAAP and US GAAP (continued)

b Disposal of businesses

During 2004, the Lloyds TSB Group disposed of substantially all of its interests in Argentina, Colombia, Guatemala, Honduras and Panama; during 2003 the Lloyds TSB Group disposed of its interest in the National Bank of New Zealand, its operations in France and certain of its interests in Brazil.

Under UK GAAP, upon disposal of a business or undertaking, goodwill written off directly against reserves prior to the implementation of FRS 10 ‘Goodwill and Intangible Assets’, is included in the Group’s share of the net assets of the business or undertaking in the calculation of the profit or loss on disposal.

Under US GAAP, all goodwill is capitalised and, up to 31 December 2001, amortised over its estimated useful life. From 1 January 2002, goodwill is no longer amortised but instead subject to impairment testing. Upon disposal of a business or undertaking, the goodwill is included in the calculation of the profit or loss on disposal. Compared to the treatment under UK GAAP, the effect of this is to increase the profits, or reduce the losses, arising on the sale of those businesses acquired before the implementation of FRS 10.

The difference between the profit on disposal under UK GAAP and that recorded under US GAAP was analysed as follows:

	2004 £m	2003 £m
Differences in the net book value of goodwill	3	89
Other UK/US GAAP accounting differences	(8)	6
Exchange adjustments	–	(107)
Adjustment to result on sale of businesses	(5)	(12)

These adjustments increased the loss on disposal reported under UK GAAP in 2004 of £15 million to £20 million under US GAAP; the adjustments for 2003 reduced the profit on disposal of £865 million under UK GAAP for that year to £853 million under US GAAP.

The trading results of those businesses sold in 2004 were not significant and they have not been classified as discontinued operations. The trading results classified as discontinued operations in the comparative periods relate to the Lloyds TSB Group’s businesses in New Zealand, Brazil and France which were sold in 2003. For those businesses, summarised financial information, prepared in accordance with US GAAP, was as follows:

	2003 £m	2002 £m
Total revenues, net of interest expense	705	640
Income from discontinued operations	354	311
Profit on sale of businesses	853	–
Provision for income tax	(89)	(81)
	1,118	230

c Pension and other post-retirement costs

The measurement of the US GAAP pension cost is undertaken in accordance with the requirements of SFAS No. 87 and SFAS No. 106. The disclosures reflect the amendments arising from SFAS No. 132 ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits’ (revised 2003).

For the reconciliations below, the Group has applied SFAS No. 87 to the Lloyds TSB Group Pension Schemes No’s 1 and 2 with effect from 31 December 1997 as it was not feasible to apply it as of January 1989, the date specified in the standard. The Scottish Widows pension scheme has been included from 3 March 2000, the date of acquisition.

50 Differences between UK GAAP and US GAAP (continued)

Other post-retirement costs include a liability of £99 million (2003: £87 million) in respect of post-retirement healthcare.

Pension expense

The components of the defined benefit pension expense which arise under US GAAP are estimated as:

	2004 £m	2003 £m	2002 £m
Service cost	286	267	256
Interest cost	730	670	655
Expected return on plan assets	(824)	(797)	(817)
Net amortisation and deferral	212	3	(79)
Net pension charge	404	143	15
Net charge recognised under UK GAAP	267	286	128
US GAAP adjustment	137	(143)	(113)

Obligations and funded status

	2004 £m	2003 £m
Change in plan assets
Plan assets at fair value as at 1 January	10,608	9,095
Exchange and other movements	3	(65)
Actual return on plan assets	1,098	1,838
Employer contributions	374	138
Benefits paid	(425)	(398)
Plan assets at fair value at 31 December	11,658	10,608
Change in projected benefit obligation
Projected benefit obligation as at 1 January	13,774	12,183
Exchange and other movements	–	(99)
Service cost	286	267
Interest cost	730	670
Amendments	28	37
Net actuarial loss	580	1,114
Benefits paid	(425)	(398)
Projected benefit obligation at 31 December	14,973	13,774
Funded status	(3,315)	(3,166)
Unrecognised net actuarial loss	5,573	5,454
Unrecognised prior service cost	233	233
Accrued/prepaid	2,491	2,521
Accrued benefit cost	(2,417)	(2,315)
Intangible asset recognised	233	231
Accumulated other comprehensive income	4,675	4,605
Net amount recognised	2,491	2,521
Accrued benefit cost, net of intangible asset recognised under US GAAP	(2,184)	(2,084)
Accrued liability recognised under UK GAAP	3,187	3,055
US GAAP adjustment	1,003	971

Accumulated benefit obligations

The accumulated benefit obligations for all defined benefit pension schemes were £14,075 million at 31 December 2004 (2003: £12,924 million).

Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented in aggregate below:

	2004 £m	2003 £m
Projected benefit obligation	14,344	13,168
Accumulated benefit obligation	13,588	12,468
Fair value of plan assets	11,248	10,227

50 Differences between UK GAAP and US GAAP (continued)

The additional minimum pension liability arising on these plans of £4,908 million (2003: £4,836 million) has been recognised in accumulated other comprehensive income, net of the related intangible asset of £233 million (2003: £231 million) and deferred taxes of £1,403 million (2003: £1,381 million).

Assumptions

The financial assumptions used to calculate the projected benefit obligation at 31 December 2004 and 2003 are as follows:

	2004%	2003%
Discount rate	5.30	5.40
Expected rate of salary increases	4.14	4.04
Rate of pension increases	2.60	2.50

The financial assumptions used to determine net cost for the years ended 31 December 2004, 2003 and 2002 are as follows:

	2004%	2003%	2002%
Discount rate	5.40	5.60	6.00
Expected return on assets	6.60	6.60	6.60
Expected rate of salary increases	4.04	3.83	4.04
Rate of pension increases	2.50	2.30	2.50

The overall expected return on assets assumption has been determined with the aim of reflecting the average rate of growth expected on the funds invested. In deriving this return the aim is to use a stable, realistic long-term rate of return. In any year, it is considered whether the rate of return is reasonable having regard to the weighted average of the expected returns from each of the main asset classes adjusted to allow for any difference between the levels of the fair value and market related value of assets.

The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by the yields available) and the views of investment organisations. Consideration is also given to the rate of return expected to be available for reinvestment.

Assets

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

The pension schemes’ asset allocation at 31 December 2004 and 2003 and the target allocation for 2005 is as follows:

	Fair value of plan assets at 31 December 2004%	Fair value of plan assets at 31 December 2003%	Target allocation 2005%
Equities	69.3	70.3	70.0
Debt securities	17.1	20.1	20.0
Property	8.3	6.7	8.0
Other	5.3	2.9	2.0
	100.0	100.0	100.0

The principal investment objective is to hold suitable assets of appropriate liquidity which will generate income and capital growth to meet, together with new contributions from members and the employer, the cost of current and future benefits which the scheme provides.

Following an asset-liability modelling study conducted in 2002, the trustees of Lloyds TSB Group Pension Schemes No’s. 1 and 2 considered the target asset allocation in the table above to be appropriate for the purposes of meeting this long-term objective. In determining this allocation, the trustees had regard to the benefits of diversification, the historical rates of return earned, their expected future returns and the expected short-term volatility of each asset class.

The trustees have taken advice from the Scheme Actuary and investment consultant to ensure that this target allocation is suitable for the schemes given their liability profiles. A number of investment managers have been employed to manage the schemes’ assets and each has been given a specific benchmark and performance objective.

The approach taken by the trustees of Lloyds TSB Group Pension Schemes No’s. 1 and 2 is similar to that taken by the trustees of the other Lloyds TSB Group pension schemes.

50 Differences between UK GAAP and US GAAP (continued)

Employers’ contributions

Employers’ contributions were £374 million during 2004 (2003: £138 million). Employers’ contributions are expected to be approximately £425 million during 2005.

Employers’ benefit payments

Employers’ benefit payments were £425 million during 2004 (2003: £398 million). Estimated future benefit payments are
2005	£434 million
2006	£461 million
2007	£489 million
2008	£518 million
2009	£549 million
2010-2014	£3,250 million

d Share compensation schemes

In accordance with SFAS No. 123 the Group accounts for share compensation schemes based on their estimated fair value at the date of grant. The following disclosures only reflect options granted from 1 January 1995 onwards. In the initial phase-in period, the amounts will not be representative of the effect on reported net income for future years. The SFAS No. 123 charge for the fair value of share compensation grants since 1 January 1996 is:

	2004 £m	2003 £m	2002 £m
Balance at 1 January	(321)	(208)	(164)

Charge for grants in the year	(4)	(17)	(9)
Charge for grants in prior years	(19)	(96)	(35)
Total charge for the year	(23)	(113)	(44)
Balance at 31 December	(344)	(321)	(208)

During the period from 1 January 1995 to 31 December 2004 the Group operated the following stock compensation plans:

Executive share option schemes

The Executive share option schemes are long-term incentive schemes and are available to certain senior executives of the Group, with grants usually made annually. Options are granted within limits set by the rules of the schemes. These limits relate to the number of shares under option and the price payable on the exercise of options. From 18 April 2001, the aggregate value of the award based upon the market price at the date of grant must not exceed four times the executive’s annual remuneration and, normally, the limit for the grant of options to an executive in any one year would be equal to 1.5 times annual salary with a maximum performance multiplier of 3.5. Prior to 18 April 2001, the normal limit was equal to one year’s remuneration and no performance multiplier was applied.

Options are normally exercisable between three and ten years from the date of grant. However, the exercise of the options is subject to the satisfaction of the following performance conditions:

For options granted after March 2001

The performance condition is linked to the performance of Lloyds TSB Group plc’s total shareholder return (calculated by reference to both dividends and growth in share price) against a comparator group of 17 companies including Lloyds TSB Group plc.

The performance condition is measured over a three year period commencing at the end of the financial year preceding the grant of the option and continuing until the end of the third subsequent year. If the performance condition is not then met, it will be measured at the end of the fourth financial year. If the condition has not then been met, the options will lapse.

To meet the performance conditions, the Group’s ranking against the comparator group must be at least ninth. The full grant of options will only become exercisable if the Group is ranked first. A performance multiplier will be applied below this level to calculate the number of shares in respect of which options granted to executive directors will become exercisable, and will be calculated on a sliding scale. If Lloyds TSB Group plc is ranked below median the options will not become exercisable.

Options granted to senior executives other than executive directors are not so highly leveraged and as a result, different performance multipliers are applied to their options. For the majority of executives, options are granted with the performance condition but no performance multiplier.

50 Differences between UK GAAP and US GAAP (continued)

For options granted up to March 2001

Options granted	Performance conditions
Prior to March 1996	None.
March 1996	Growth in earnings per share which is equal to the aggregate percentage change in the Retail Price Index plus two percentage points for each complete year of the relevant period.
March 1997 – August 1999

That Lloyds TSB Group plc’s ranking based on total shareholder return (calculated by reference to both dividends and growth in share price) over the relevant period should be in the top fifty companies of the FTSE 100 and that there must have been growth in earnings per share which is equal to the aggregate percentage change in the Retail Price Index plus two percentage points for each complete year of the relevant period.

March 2000 – March 2001

As for March 1997 – August 1999 except that there must have been growth in the earnings per share equal to the change in the Retail Price Index plus three percentage points for each complete year of the relevant period.

In respect of options granted between March 1996 and March 2001, the relevant period for the performance conditions begins at the end of the financial year of the date of grant and will continue until the end of the third financial year following commencement or, if not met, the end of such later year in which the conditions are met. Once the conditions have been satisfied the options will remain exercisable without further conditions. If they are not satisfied by the tenth anniversary of the grant the option will lapse.

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

As at 31 December 2004, no options granted under the Executive share scheme have lapsed as a result of a failure to satisfy the performance conditions.

Executive scheme	2004 Number of options	2004 Weighted average exercise price (pence)	2003 Number of options	2003 Weighted average exercise price (pence)	2002 Number of options	2002 Weighted average exercise price (pence)
Outstanding at 1 January	33,000,905	560.18	20,990,641	670.58	15,153,496	651.07
Granted	12,998,345	418.67	13,405,502	393.63	6,940,024	711.53
Exercised	(372,348)	278.74	(57,092)	254.00	(369,721)	420.49
Forfeited	(6,337,472)	560.66	(1,338,146)	636.51	(733,158)	781.17
Outstanding at 31 December	39,289,430	515.95	33,000,905	560.18	20,990,641	670.58

The weighted average fair value of options granted in the year was £0.47 (2003: £0.62; 2002: £1.41). Of the options outstanding at 31 December 2004 1,949,426 were exercisable (2003: 6,930,536; 2002: 4,409,916) and had a weighted average exercise price of £6.50 (2003: £6.24; 2002: £6.84).

Lloyds TSB Group Executive Share Plan 2003

The plan was adopted in December 2003 and under the plan share options may be granted to senior employees, who are not directors of Lloyds TSB Group. An option was granted to one employee on 9 March 2004 and two options were granted to a second employee on 14 December 2004; in each case these were granted specifically to facilitate recruitment. The option granted on 9 March 2004 has a total exercise price of £1 and is exercisable in the six month period beginning on 2 January 2007. The two options granted on 14 December 2004 are nil cost options with no exercise price. The option over 56,433 shares is exercisable in the six month period beginning 16 October 2006 and the option over 104,966 shares is exercisable in the six month period beginning 2 December 2007. Options granted under this plan are not subject to any performance conditions.

Lloyds TSB Group Executive Share Plan 2003	2004 Number of options	2004 Weighted average exercise price (pence)
Outstanding at 1 January	–	–
Granted during the year	206,647	Nil
Outstanding at 31 December	206,647	Nil

The weighted average fair value of options granted in the year was £3.69. No options outstanding at 31 December were exercisable.

50 Differences between UK GAAP and US GAAP (continued)

Share retention plan

In 2001, the Group adopted the Lloyds TSB Group plc Share Retention Plan. Options granted under this scheme are not subject to any performance conditions. The option granted in 2001 was made specifically to facilitate the recruitment of Mr Daniels, has a total exercise price of £1, and is exercisable in the six month period beginning 31 December 2004.

Share retention plan	2004 Number of shares
Outstanding at 1 January and 31 December	216,763

The weighted average remaining vesting period as at 31 December 2004 was nil; Mr Daniels exercised his option under the plan subsequent to the year end.

Lloyds TSB Group plc Share Plan 2003

In 2003, the Group adopted the Lloyds TSB Group plc Share Plan 2003. Options granted under this scheme were not subject to any performance conditions. An option was granted in 2003 specifically to facilitate the recruitment of Mr Targett, this option had a total exercise price of £1, and would have been exercisable in the six month period beginning 31 December 2005; however this option lapsed during 2004 following Mr Targett’s resignation.

Lloyds TSB Group plc Share Plan 2003	2004 Number of shares
Outstanding at 1 January	331,125
Lapsed during the year	(331,125)
Outstanding at 31 December	-

Save-As-You-Earn scheme

Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) scheme to save up to £250 per month and, at the expiry of a fixed term of three or five years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discount, which is currently 20 per cent of the market price at the date the options were granted. Grants in periods up to 31 December 2001 also had options exercising after seven years.

	2004	2004	2003	2003	2002	2002
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
SAYE scheme
Outstanding at 1 January	124,683,429	335.85	104,548,147	489.55	106,806,493	479.30
Granted	16,225,108	322.90	100,863,926	289.23	35,113,451	508.28
Exercised	(1,280,773)	354.59	(4,267,120)	355.14	(18,847,753)	409.39
Forfeited/cancelled	(17,511,857)	421.09	(76,461,524)	483.43	(18,524,044)	547.53
Outstanding at 31 December	122,115,907	321.71	124,683,429	335.85	104,548,147	489.55

The weighted average fair value of options granted in the year was £0.92 (2003: £0.85; 2002: £1.75). Of the options outstanding at 31 December 2004 1,308,580 were exercisable (2003: 3,422,122; 2002: 3,923,030) and had a weighted average exercise price of £6.20 (2003: £5.60; 2002 £5.87). In 2004 cancellations of approximately 8 million shares (2003: approximately 56 million; 2002: approximately 14 million) are included in the above amounts.

The Lloyds TSB Group Shareplan (‘Shareplan’)

The Shareplan was established for the purpose of providing an enhanced remuneration package for employees. Lloyds TSB Group shares are provided to employees in three ways:

Free shares: these are awarded to employees for no consideration, as a percentage of salaries by reference to the performance of Lloyds TSB Group. If an employee leaves the Group within three years from the date of award other than for a proscribed reason (such as redundancy, death or retirement after age 50 or due to ill health), a portion of the shares awarded will be forfeited – 75% within one year of the award, 50% within 2 years and 25% within 3 years;

Partnership shares: these are acquired by employees via monthly contributions;

Matching shares: these are additional shares awarded for no consideration to employees acquiring partnership shares. If an employee leaves the Group within three years from the date of award for a reason other than for a proscribed reason (such as redundancy, death or retirement after age 50 or due to ill health) or sells the accompanying partnership shares within the three year period, the matching shares awarded will be forfeited.

The weighted average fair value of shares awarded in the year in respect of free shares was £4.27 (2003: £4.09, the first year of award). The weighted average fair value of shares awarded in the year in respect of matching shares was £4.28 (2003: £4.35, the first year of award).

50 Differences between UK GAAP and US GAAP (continued)

The ranges of exercise prices, weighted average fair values and weighted average contractual life for the options granted under the Lloyds TSB Group Executive Share Plan 2003 (“Executive Share Plan”), Executive and SAYE option schemes outstanding at 31 December 2004, 2003 and 2002 are shown in the table below:

	2004 Executive Share Plan	2004 Executive	2004 SAYE	2003 Executive	2003 SAYE	2002 Executive	2002 SAYE
Exercise price (pence)	Nil	242.50- 887.50	284.00- 768.00	242.50- 887.50	253.00- 768.00	242.50- 887.50	160.40- 768.00
Fair value (pence)	369	40-209	86-295	62-209	85-295	63-209	67-295
Weighted average remaining life (years)	2.5	7.66	2.87	7.8	3.5	7.7	2.8

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and number of options outstanding at 31 December 2004 for the Executive and SAYE schemes are as follows:

	Executive Share Plan			Executive schemes			SAYE schemes
Exercise price range	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options
£0 to £2	Nil	2.5	206,647	–	–	–	–	–	–
£2 to £3	–	–	–	245.01	0.2	127,058	284.00	3.0	83,117,427
£3 to £4	–	–	–	392.82	8.0	10,386,979	330.51	3.7	21,992,866
£4 to £5	–	–	–	419.89	9.2	13,813,324	452.21	1.4	10,674,528
£5 to £6	–	–	–	541.65	4.6	2,767,256	554.84	1.6	5,849,754
£6 to £7	–	–	–	665.06	6.3	3,063,872	632.00	1.2	105,995
£7 to £8	–	–	–	717.64	7.1	7,392,741	723.79	0.5	375,337
£8 to £9	–	–	–	873.34	3.7	1,738,200	–	–	–

Of the above outstanding options, the following were exercisable as at 31 December 2004:

	Executive Share Plan		Executive schemes		SAYE schemes
	Exercisable	Weighted average exercise price	Exercisable	Weighted average exercise price	Exercisable	Weighted average exercise price
£0 to £2	–	–	–	–	–	–
£2 to £3	–	–	127,058	245.01	–	–
£3 to £4	–	–	202,368	321.00	–	–
£4 to £5	–	–	–	–	8,810	416.00
£5 to £6	–	–	678,500	510.00	961,292	585.89
£6 to £7	–	–	–	–	3,433	632.00
£7 to £8	–	–	–	–	335,045	724.42
£8 to £9	–	–	941,500	876.52	–	–
			1,949,426		1,308,580

The weighted average fair value calculations for options granted during 2004 are based on the following assumptions:

	Executive Share Plan	Executive schemes	SAYE schemes
Risk-free interest rate	4.41%	4.57%	4.79%
Expected life	2.6 years	5 years	3.9 years
Expected volatility	30%	30%	30%
Expected dividend yield	7.11%	7.5%	7.5%

Details of options outstanding in respect of stock compensation plans operated prior to 1 January 1995 are as follows:

2004	Number of options at 31 December	Weighted average option price at 31 December (pence)	Number of shares as to which options were exercisable at 31 December	Number of options lapsed during year	Number of options exercised during year	Weighted average exercise price (pence)
Lloyds TSB Group plc Executive Share Option Scheme	–	–	–	38,937	48,952	282.50
Lloyds Bank plc Senior Executives’ UK Share Option	–	–	–	–
Scheme 1987					52,728	200.70
	–	–	–	38,937	101,680

50 Differences between UK GAAP and US GAAP (continued)

2003	Number of options at 31 December	Weighted average option price at 31 December (pence)	Number of shares as to which options were exercisable at 31 December	Number of options lapsed during year	Number of options exercised during year	Weighted average exercise price (pence)
Lloyds TSB Group plc Executive Share Option Scheme (1989)	–	–	–	–	48,680	162.50
Lloyds TSB Group plc Executive Share Option Scheme	87,889	282.50	87,889	–	23,008	–
Lloyds Bank Plc Senior Executives’ UK Share Option Scheme 1987	52,728	200.70	52,728	–	35,152	201.60
	140,617		140,617	–	106,840

e Earnings per share

Basic earnings per share under US GAAP differ from UK GAAP (see note 11) only to the extent that income calculated under US GAAP differs from UK GAAP.

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

	2004	2003	2002
Basic
Net income (US GAAP)	£ 1,508m	£ 3,231m	£ 1,753m
Weighted average number of ordinary shares in issue	5,590m	5,581m	5,570m
Earnings per share	27.0p	57.9p	31.5p

Diluted
Net income (US GAAP)	£ 1,508m	£ 3,231m	£ 1,753m
Weighted average number of ordinary shares in issue	5,625m	5,600m	5,600m
Earnings per share	26.8p	57.7p	31.3p

The weighted average number of anti-dilutive shares excluded from the calculation of diluted earnings per share was 39 million at 31 December 2004 (2003: 71 million; 2002: 17 million).

f Derivatives

Under UK GAAP, the Group uses a variety of financial instruments to hedge exposures in its banking book; these hedges are accounted for on an accruals basis, in line with the underlying instruments being hedged. Any gains or losses that would arise if these instruments were carried at market value are therefore not recognised.

For the purposes of US GAAP, the Group believes that derivatives that are hedges under UK GAAP do not qualify for hedge accounting under the provisions of SFAS No. 133; prior to the adoption of SFAS No. 133, such exposures did not qualify for hedge accounting under US GAAP either and therefore there was no transition adjustment in respect of SFAS No. 133. Accordingly these exposures have been marked to market, with the resulting gains and losses taken directly to income. In addition, an adjustment to measure embedded derivatives that are not deemed to be clearly and closely related to the underlying host contract at their fair value has been included within unrecognised gains and losses during the year. The movement in the US GAAP adjustment arising is summarised below:

	2004 £m	2003 £m	2002 £m
Balance at 1 January	76	(98)	(417)
Exchange and other adjustments	3	(10)	14
Net (losses) gains recognised in the year	(3)	150	396
Unrecognised (losses) gains arising during the year	(57)	22	(91)
	(60)	172	305
Adjustments on disposal of businesses	–	12	–
Balance at 31 December	19	76	(98)

These activities are discussed more fully on pages 58 to 60 and in note 47 on page F-48.

The application of EITF 02-3 ‘Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities’, which does not allow the recognition of an unrealised gain or loss at the inception of a derivative contract unless the models used to value these contracts use market observable inputs, has not had an impact on Lloyds TSB Group’s US GAAP financial statements. The fair value of these contracts is calculated using quoted prices in an active market or prices where the fair value is determined using a valuation technique that incorporates observable market data.

50 Differences between UK GAAP and US GAAP (continued)

g Investment securities

Under UK GAAP investment securities are held at amortised cost except within the long-term insurance businesses where the securities are held at market value, with unrealised gains and losses taken to the income statement in the period to which they relate.

Under SFAS No. 115 all debt securities and equity shares are classified and disclosed as either held-to-maturity, available-for-sale or trading. Those classified as held-to-maturity are measured at amortised cost. Available-for-sale securities are measured at fair value with unrealised gains and losses excluded from the income statement and reported net of tax and minority interests as a separate component of other comprehensive income. Trading securities are measured at fair value with unrealised gains and losses included in the income statement. Debt securities and equity shares categorised as available-for-sale under US GAAP give rise to an adjustment to accumulated other comprehensive income as detailed on page F-65.

The disclosures for investment securities in the tables below include those held within the banking business as reported in notes 17 and 18, those held within the insurance business and those included as a result of consolidation under the provisions of FIN 46-R (see note l). Securities held by the general insurance business are included within notes 17 and 18 under UK GAAP; for the purposes of US GAAP they are classified within insurance activities. At 31 December 2004, the book and market values of these securities were £386 million (2003: £396 million). The Group had no held-to-maturity securities at 31 December 2004 or 31 December 2003.

	2004 £m	2003 £m
Proceeds from sales and maturities of available-for-sale investment debt securities and equity shares	10,873	14,448
Gross realised gains	(155)	(136)
Gross realised losses	13	47
Net amount sold	10,731	14,359

Realised gains and losses are computed using the weighted average cost method. No gross gains (2003: £13 million) were recorded on securities transferred from available-for-sale to trading.

2004	Amortised cost £m	Gross unrealised gains £m	Gross unrealised losses £m	Carrying value £m
Available-for-sale investment securities:
UK government	775	82	–	857
Securities of the US treasury and US government agencies	1,665	4	(3)	1,666
European governments	15	1	–	16
Other government securities	994	22	(1)	1,015
Other public sector securities	106	3	(1)	108
Bank and building society certificates of deposit	1,901	2	(1)	1,902
Corporate debt securities	6,506	211	(9)	6,708
Mortgage backed securities	2,890	11	–	2,901
Other asset backed securities	3,826	16	(14)	3,828
Other debt securities	887	2	–	889
Debt securities	19,565	354	(29)	19,890
Equity shares	29	25	–	54
	19,594	379	(29)	19,944
Of which:
Banking	13,731	55	(19)	13,767
Insurance	5,863	324	(10)	6,177
	19,594	379	(29)	19,944

50 Differences between UK GAAP and US GAAP (continued)

2003	Amortised cost £m	Gross unrealised gains £m	Gross unrealised losses £m	Carrying value £m
Available-for-sale investment securities:
UK government	734	46	(3)	777
Securities of the US treasury and US government agencies	1,624	13	(11)	1,626
European governments	15	1	–	16
Other government securities	807	22	(3)	826
Other public sector securities	75	1	(2)	74
Bank and building society certificates of deposit	2,515	–	–	2,515
Corporate debt securities	5,483	152	(33)	5,602
Mortgage backed securities	2,211	2	(1)	2,212
Other asset backed securities	3,942	12	(3)	3,951
Other debt securities	1,313	3	(1)	1,315
Debt securities	18,719	252	(57)	18,914
Equity shares	35	97	(1)	131
	18,754	349	(58)	19,045
Of which:
Banking	13,380	133	(24)	13,489
Insurance	5,374	216	(34)	5,556
	18,754	349	(58)	19,045

For those investments on which there is a gross unrealised loss at 31 December 2004, the fair values and analysis by period for which there has been a loss position are as follows:

	Period investment has been in an unrealised loss position
	Less than one year		Greater than one year		Total
2004	Unrealised losses £m	Fair value £m	Unrealised losses £m	Fair value £m	Unrealised losses £m	Fair value £m
Securities of the US treasury and US government agencies	3	323	–	–	3	323
Other government securities	–	3	1	21	1	24
Other public sector securities	–	–	1	17	1	17
Bank and building society certificates of deposit	1	1,382	–	–	1	1,382
Corporate debt securities	1	63	8	329	9	392
Other asset backed securities	–	7	14	395	14	402
Total	5	1,778	24	762	29	2,540

At 31 December 2003, the aggregate amount of unrealised losses outstanding for less than 12 months was £40 million, and related to investment securities with a fair value of £651 million; the aggregate amount of unrealised losses outstanding for more than 12 months was £18 million, and related to investment securities with a fair value of £206 million.

The changes in fair value in 2004 and 2003 are primarily caused by movements in interest rates rather than movements in credit ratings. Accordingly, Lloyds TSB Group considers that these unrealised losses are temporary in nature and accordingly no charge has been made for other-than-temporary impairment. The amortised cost includes provisions of £117 million (2003: £105 million) that have been raised under UK GAAP; these provisions are considered as permanent under US GAAP and no further provisions are deemed necessary.

	Due within 1 year £m	Due between 1 and 5 years £m	Due between 5 and 10 years £m	Due over 10 years £m	No fixed maturity £m	Total £m
Maturity of investment debt securities:
2004
Available-for-sale
Amortised cost	3,228	7,642	4,222	4,091	382	19,565
Fair value	3,230	7,620	4,313	4,316	411	19,890
2003
Available-for-sale
Amortised cost	3,011	7,121	4,361	4,078	148	18,719
Fair value	3,010	7,100	4,433	4,216	155	18,914

50 Differences between UK GAAP and US GAAP (continued)

h Own shares related items

Additional own shares held of £154 million at 31 December 2004 (2003: £154 million) have been netted off against Additional Paid-in Capital within Shareholders’ equity in accordance with ARB No. 51. This relates to the amount of Lloyds TSB Group plc shares held within the long-term assurance funds that have not been deducted from equity under UK GAAP.

The adjustment to shareholders’ funds on page F-64 of £185 million (2003: £195 million) also includes removal of the accrual in respect of free shares. Under UK GAAP such accruals are included within reserves.

i Deferred taxation

In accordance with the provisions of SFAS No. 109, the US GAAP deferred tax liability is:

	2004 £m	2003 £m
Deferred tax liabilities
Assets used in the business	38	10
Assets leased to customers	1,625	1,593
Transfers from long-term business fund (see note 9)	230	110
Value of business acquired	374	496
Deferred acquisition costs	343	267
Unrealised gains on investment securities	20	–
Pension profit recognition	42	50
Other	229	263
Total liabilities	2,901	2,789
Deferred tax assets
Goodwill	(315)	(315)
Loan loss allowance	(84)	(122)
Tax losses:
– Pensions business	(1,457)	(1,353)
– Other	(459)	(394)
Specific loan loss allowance	(10)	(22)
Pension schemes	(564)	(508)
Unrealised losses on trading securities	–	(15)
Other	(508)	(317)
Total assets	(3,397)	(3,046)
Valuation allowance	1,866	1,701
US GAAP deferred tax liability	1,370	1,444

Valuation allowance

Scottish Widows has a significant with-profits pensions business. This business is subject to UK corporation tax on the basis of a notional return determined by the UK taxation authorities. To the extent that the actual return from the business is less than the notional return, tax losses accumulate which may be carried forward and offset against excess returns in future years. The value of these losses at 31 December 2004 was £1,238 million (2003: £1,140 million). Excess returns do not occur regularly and are only likely to be triggered in the future if interest rates increase significantly or there is significant volatility in the markets or the actuarial valuation basis alters significantly. Given the current low interest rate environment and in view of the fact that the actuarial valuation basis is currently considered unlikely to alter significantly, in the opinion of management it is more likely than not that these losses will not be realised and therefore a full valuation allowance has been established against this balance.

A further valuation allowance of £313 million (2003: £246 million) has been established against other tax losses which are not expected to be utilised in the foreseeable future. Under UK tax legislation, certain capital losses may only be offset against taxable gains of a particular type and consequently the associated deferred tax assets are less certain of realisation.

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

A deferred tax asset of £315 million (2003: £315 million) has been recognised as a result of the different accounting and tax treatments for goodwill arising upon acquisition of companies and businesses. There is currently no expectation that these businesses will be disposed of and therefore in the opinion of management it is more likely than not that these losses will not be realised. Accordingly, a full valuation allowance has been established against this balance.

50 Differences between UK GAAP and US GAAP (continued)

Tax losses

The Group has the following tax losses available to be carried forward and offset against the future taxable profits of certain subsidiaries. The majority of the losses may be carried forward indefinitely.

	2004 £m	2003 £m
Trading losses	1,775	1,741
Capital losses	1,408	1,082
Pensions business	4,127	3,800
	7,310	6,623

US GAAP reconciliation

The following tables reconcile the UK GAAP tax charge and deferred tax liability to the US GAAP tax charge and deferred tax liability as disclosed on pages F-66 and F-67.

	2004	2003	2002
	£m	£m	£m
UK GAAP Profit and loss tax charge	1,004	1,025	766
Deferred tax – US GAAP	(4)	(21)	(25)
Deferred tax – US GAAP reconciling items, excluding tax relating to changes in accounting principles*	(72)	(83)	(165)
Disposed businesses	–	(89)	(81)
US GAAP Profit and loss tax charge for continuing operations	928	832	495

*The £74 million UK / US GAAP adjustment shown on page F-64 comprises the above £72 million reduction in the tax charge in respect of continuing operations together with a tax credit of £2 million in respect of the US GAAP adjustments to the loss on disposal of businesses.

	2004 £m	2003 £m
UK GAAP Deferred tax liability	1,473	1,376
Deferred tax – UK pension asset	(956)	(916)
Deferred tax – US GAAP	35	39
Deferred tax - US GAAP reconciling items	1,031	1,231
Other items*	(213)	(286)
US GAAP Deferred tax liability	1,370	1,444

*

Under UK GAAP applicable to banking groups, the Group accounts for its life assurance operations using the embedded value basis of accounting and the shareholder’s and policyholders’ interests are accounted for as one-line items. Under US GAAP the constituent parts of the shareholder’s and policyholders’ interests are separately disclosed and as a result of this reclassification the total deferred tax liability has been decreased. There is no impact on the underlying shareholder’s equity.

j Significant Group concentrations of credit risk

SFAS No. 107 ‘Disclosure about Fair Value of Financial Instruments’ states that concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group’s exposure to credit risk is concentrated in the United Kingdom where the majority of the Group’s activities are conducted and is detailed further in note 16.

k Repos, reverse repos and stocklending transactions

The Group enters into reverse repo transactions which are accounted for as collateralised loans. It is the Group’s policy to seek collateral which is at least equal to the amount loaned. At 31 December 2004, the fair value of collateral accepted under reverse repo transactions that the Group is permitted by contract or custom to sell or repledge was £12,364 million (2003: £2,077 million). Of this, £3,910 million (2003: £255 million) was sold or repledged as at 31 December 2004. The remainder has been held for continuing use within the business. The Group also enters into repos which are accounted for as secured borrowings. As at 31 December 2004, the carrying value of assets that have been pledged as collateral under repo transactions where the secured party is permitted by contract or custom to sell or repledge was £117 million (2003: £1,714 million). The carrying value of assets that are subject to stocklending arrangements is £373 million all of which the secured party is permitted by contract or custom to sell or repledge.

50 Differences between UK GAAP and US GAAP (continued)

l Variable interest entities

In January 2003, the FASB released FIN 46 ‘Consolidation of Variable Interest Entities’ and subsequently issued a revised version, FIN 46-R, in December 2003. FIN 46-R changes the method of determining whether certain entities should be included in the Group’s consolidated financial statements. An entity is called a variable interest entity (VIE) and is subject to the requirements of FIN 46-R if it has:

•	equity that is insufficient to permit the entity to finance its activities without additional subordinated support; or
•

equity investors that cannot make significant decisions about the entity’s operations, or that do not have the obligation to absorb the expected losses or the right to receive the expected residual returns of the entity or;

•

some equity investors whose obligations to absorb the expected losses or rights to receive the expected residual returns are disproportionate to those voting rights and substantially all of the entity’s activities are conducted on behalf of those equity investors.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected returns or both.

The provisions of FIN 46-R have been applied immediately by Lloyds TSB Group to VIEs created on or after 1 February 2003; for VIEs created before that date, FIN 46-R became effective in 2004. The implementation of FIN 46-R in full has resulted in the consolidation of additional VIEs, which has increased total assets by £4,476 million, reduced shareholders’ equity by £316 million and increased profit before tax and accounting changes by £14 million.

The transition rules contained within FIN 46-R require that if initial application of the requirements of FIN46-R results in initial consolidation of an entity created before 31 December 2003 the difference between the net amount added to the balance sheet and the amount of any previously recognised interest in the newly consolidated entity shall be recognised as the cumulative effect of a change in accounting principle. This has reduced profit before tax by £330 million and profit after tax by £249 million.

The nature of the activities of VIEs in which Lloyds TSB Group has a significant variable interest include:

Financing vehicles

These entities have predominantly pre-determined activities, the nature of which are primarily lending and investments and are undertaken in order to improve the efficiency of Lloyds TSB Group’s normal lending and deposit taking activities. In determining whether to enter into these structures, careful consideration has been given to ensure the structures meet Lloyds TSB Group’s risk management and control requirements.

Leasing partnerships

These relate to limited partnerships which have been created with a third party investor to acquire significant capital items which are then leased out to third parties, typically on an operating lease.

Securitisation conduit vehicles

These vehicles are investment-purchasing companies which purchase asset-backed securities (which are backed by third party assets) from the market and initially from Lloyds TSB Group. These vehicles form part of Lloyds TSB Group’s overall securitisation conduit and are consolidated under UK GAAP as these are considered to be directly controlled by Lloyds TSB Group.

Venture capital enterprises

These relate to medium-sized entities which typically have minimal equity investment, with the bulk of the financing provided by the Group in the form of subordinated lending. Without this lending, the entities would not have sufficient capital to finance their activities.

Open Ended Investment Companies (OEIC’s) and unit trusts

These types of vehicle operate in a similar way except that an OEIC is legally constituted as a limited company. A unit trust fund invests cash pooled from many investors in a wide range of equity shares, corporate bonds or government securities. Each investor has units in the fund proportionate to their cash investment. These units are of equal value and can be freely traded. Their value rises and falls depending on the performance of the underlying investments. The funds are managed by an appointed fund manager.

50 Differences between UK GAAP and US GAAP (continued)

The following table represents the carrying amounts and classification of consolidated assets that are collateral for those VIE operations that are (1) already consolidated under UK and US GAAP which would continue to be consolidated under US GAAP and (2) those VIEs which fall to be consolidated under FIN 46-R:

31 December 2004	Currently consolidated VIEs £m	VIEs consolidated under FIN 46-R £m	Total £m
Cash	–	30	30
Tangible fixed assets	1,742	160	1,902
Trading and other investments	–	389	389
Investment securities	3,302	(290)	3,012
Loans	4,936	3,391	8,327
Goodwill	–	175	175
Other assets	130	621	751
Total assets of consolidated VIEs	10,110	4,476	14,586

The total assets of consolidated VIEs is attributable to the following types of vehicles:

31 December 2004	Currently consolidated VIEs £m	VIEs consolidated under FIN 46-R £m	Total £m
Financing vehicles	5,107	–	5,107
Leasing partnerships	1,791	–	1,791
Securitisation conduit vehicles	3,212	1,360	4,572
Venture capital enterprises	–	546	546
OEICs and unit trusts	–	2,570	2,570
	10,110	4,476	14,586

The following table shows the total assets and maximum exposure to loss, as at 31 December 2004, for those entities where Lloyds TSB Group has a significant variable interest in a VIE but is not determined to be the primary beneficiary:

	Total assets £m	Maximum exposure to loss £m
Venture capital enterprises	694	694

Under the transition rules of FIN 46-R, as at 31 December 2003 Lloyds TSB Group was not required to consolidate VIEs created before 1 February 2003. At 31 December 2003, the additional total assets consolidated under FIN 46-R for those VIEs created after 1 February 2003 amounted to £86 million, relating to venture capital enterprises. VIEs that were fully consolidated under UK GAAP which would continue to be consolidated under US GAAP had total assets at 31 December 2003 of £9,191 million.

The FASB continues to provide additional guidance on implementing FIN 46-R through FASB Staff Positions. As this guidance is issued, the Group will continue to review the status of VIEs it is involved with and as a result of any changes in guidance additional VIEs may ultimately be required to be consolidated.

m Guarantees

Lloyds TSB Group utilises a number of different types of lending-related financial instruments, such as commitments and guarantees, to meet the financing needs of its customers. These are discussed more fully in note 46. Most of these guarantees and commitments expire without being drawn. Under the provisions of FIN 45, which establishes accounting and disclosure requirements for guarantors, a liability is required to be recognised for the fair value of guarantees issued from 1 January 2003. The fair value of the obligation is, in the substantial majority of cases, the amount of premium received under the contract. The adoption of FIN 45 did not have a material impact on Lloyds TSB Group’s US GAAP financial statements.

n Trust-preferred securities

The trust-preferred securities that are classified as minority interests under UK GAAP are reclassified as debt in Lloyds TSB Group’s US GAAP financial statements. At 31 December 2004, these amounted to £550 million (2003: £549 million) and further details of these securities can be found in note 39. In the income statement, the amount included in minority interests under UK GAAP of £42 million (2003: £42 million) has been reclassified as interest expense under US GAAP.

o Loan impairment

At 31 December 2004, the Group estimated that there was no difference between the carrying value of its loan portfolio on the basis of SFAS No. 114 and its value in the UK GAAP financial statements. During the year ended 31 December 2004, impaired loans, including those excluded from SFAS No. 114, averaged £1,223 million (2003: £1,424 million).

50 Differences between UK GAAP and US GAAP (continued)

p Insurance activities

The following tables summarise the adjustments to the profit and loss account and balance sheet which would arise from the application of US GAAP to the Group’s insurance businesses.

Profit and loss account	Note	2004 Life £m	2004 General £m	2004 Total £m	2003 Life £m	2003 General £m	2003 Total £m	2002 Life £m	2002 General £m	2002 Total £m
Income from long-term assurance business	i)	(715)	–	(715)	(453)	–	(453)	294	–	294
Other interest and dividends	i)	2,063	–	2,063	1,331	–	1,331	1,187	–	1,187
Insurance premiums	i)	1,317	–	1,317	1,551	–	1,551	1,525	–	1,525
Securities trading and other income	i)	3,033	–	3,033	1,020	–	1,020	(2,101)	–	(2,101)
Policyholder benefits and claims expense	i)	(4,230)	–	(4,230)	(2,814)	–	(2,814)	(1,394)	–	(1,394)
Movement in undistributed policyholder allocations		(789)	–	(789)	118	–	118	1,588	–	1,588
Insurance underwriting, operating and acquisition expenses	i)	(462)		(462)	(676)	2	(674)	(760)	2	(758)
Depreciation	i)	(13)	–	(13)	(15)	–	(15)	(16)	–	(16)
Amortisation of value of long-term assurance business acquired	ii)	(243)	–	(243)	(188)	–	(188)	(725)	–	(725)
Revenue and expense recognition		–	(13)	(13)	(13)	(33)	(46)	–	(3)	(3)
Equalisation provision		–	10	10	–	10	10	–	10	10
Total adjustment before accounting changes		(39)	(3)	(42)	(139)	(21)	(160)	(402)	9	(393)
Cumulative effect of change in accounting principles (gross)		(449)	–	(449)	–	–	–	–	–	–
Total adjustments before tax		(488)	(3)	(491)	(139)	(21)	(160)	(402)	9	(393)

Balance sheet	Note	2004 Life £m	2004 General £m	2004 Total £m	2003 Life £m	2003 General £m	2003 Total £m
Long-term assurance business attributable to the shareholder	iii)	(6,781)	–	(6,781)	(6,481)	–	(6,481)
Long-term assurance assets attributable to policyholders	iii)	(54,764)	–	(54,764)	(50,078)	–	(50,078)
Cash and due from banks		5,877	–	5,877	3,587	–	3,587
Trading and other investments	iv)	42,686	–	42,686	19,052	–	19,052
Investment securities		5,791	–	5,791	5,160	–	5,160
Tangible fixed assets		141	–	141	148	–	148
Deferred acquisition costs	v)	1,152	(25)	1,127	902	(11)	891
Value of long-term assurance business acquired	ii)	1,587	–	1,587	2,094	–	2,094
Separate account assets	viii)	–	–	–	22,494	–	22,494
Other assets		646	–	646	763	–	763
Indebtedness of related parties		2,494	–	2,494	2,200	–	2,200
Long-term assurance liabilities to policyholders	iii)	54,764	–	54,764	50,078	–	50,078
Debt securities in issue		(132)	–	(132)	(256)	–	(256)
Policyholder liabilities	vi)	(51,790)	–	(51,790)	(24,946)	–	(24,946)
Undistributed policyholder allocations	vii)	(1,505)	–	(1,505)	(1,772)	–	(1,772)
Equalisation provision		–	61	61	–	51	51
Other liabilities		(346)	–	(346)	(235)	–	(235)
Separate account liabilities	viii)	–	–	–	(22,494)	–	(22,494)
Indebtedness to related parties		(312)	–	(312)	(322)	–	(322)
Total adjustments before tax		(492)	36	(456)	(106)	40	(66)

Adoption of SOP 03-1

In 2004, Lloyds TSB Group adopted SOP 03-1 ‘Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts’. Prior to the issue of SOP 03-1, the unit-linked investment contract business of the Group was classified as ‘separate account’ and was held at fair value. SOP 03-1 sets stringent criteria for the use of ‘separate account’ classification which UK unit-linked funds are unable to meet. As a consequence, the assets and liabilities previously classified as separate account are now accounted for in the same way as other general account assets (as prescribed by SFAS No. 60) and general account liabilities.

50 Differences between UK GAAP and US GAAP (continued)

Transition rules relating to the implementation of SOP 03-1 require that no prior year adjustments are made and that the opening balance sheet impact is reflected in the current year profit and loss account as a cumulative effect of change in accounting principle. This has reduced profit before tax at 31 December 2004 by £449 million and profit after tax by £305 million. This reduction primarily relates to the effect of carrying the unit-linked investment properties at depreciated cost rather than at fair value and the write-down by £264 million of the value of business acquired as a result of the new Guaranteed Annuity Option reserving requirements.

i) Revenue recognition

Under UK GAAP applicable to banking groups, the Group accounts for its life assurance operations using the embedded value basis of accounting. An embedded value is an actuarially determined estimate of the economic value of a life assurance company, excluding any value which may be attributed to future new business. The embedded value is the sum of the net assets of the life assurance company and the present value of the in-force business. The value of the in-force business is calculated by projecting future net cash flows using appropriate economic and actuarial assumptions and the result discounted at a rate which reflects the shareholders’ overall risk premium. The change in the embedded value during any reporting period adjusted for any dividends declared or capital injected, and grossed up at the underlying rate of corporation tax, is reflected in the Group’s profit and loss account as income from long-term assurance business.

US GAAP requires that results of the life assurance business should be reported on a gross basis and reflected in appropriate captions in the income statement. Premiums from conventional with-profits policies and other protection-type life insurance policies are recognised as revenue when due from the policyholder. Premiums from unitised with-profits life insurance policies and investment contracts, which have minimal mortality risk, are reported as increases in policyholder account balances when received. Revenues derived from these policies consist of mortality charges, policy administration charges, investment management fees and surrender charges that are deducted from policyholders’ accounts and are disclosed within other income.

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

ii) Value of long-term assurance business acquired

Under US GAAP the value of the long-term assurance business acquired (‘VOBA’) is calculated at acquisition by discounting future earnings to a present value. In subsequent years the VOBA is amortised over the premium recognition period for with-profits life insurance and other protection-type insurance policies using assumptions consistent with those used in computing policyholder benefit provisions. VOBA for investment-type policies and unitised insurance policies is amortised in relation to expected gross profits. Expected gross profits are evaluated regularly against actual experience and revisions made to allow for the effect of any changes.

	2004 £m	2003 £m
Balance at 1 January	2,094	2,282
Effect of adoption of SOP 03-1	(264)	–
Interest accrued on unamortised balance	158	255
Amortisation	(401)	(443)
Balance at 31 December	1,587	2,094

Over the next 5 years the amount of VOBA expected to be amortised prior to interest accruals is:

2005: £132 million

2006: £126 million

2007: £118 million

2008: £109 million

2009: £107 million

iii) Balance sheet

Under UK GAAP applicable to banking groups, in order to reflect the different nature of the shareholder’s and policyholders’ interests in the long-term assurance business these are shown separately as one-line items in the Group’s balance sheet. The value of the long-term assurance business attributable to the shareholder comprises the net assets of the life assurance companies and the value of the in-force business. The assets attributable to policyholders mainly comprise the investments held in the long-term assurance funds either on behalf of policyholders, or which have not yet been allocated to either the policyholders or the shareholder. Liabilities to policyholders mainly comprise policyholder benefit provisions.

Under US GAAP the constituent parts of the shareholder’s and policyholders’ interests in the long-term assurance business are separately disclosed. Significant differences also arise regarding the valuation of the constituent assets and liabilities, which are discussed further in the notes which follow.

50 Differences between UK GAAP and US GAAP (continued)

iv) Investments

Under UK GAAP applicable to banking groups, debt securities and equity shares held within the long-term assurance funds are included in the Group’s balance sheet at market value; investment properties are included at existing use value.

Under US GAAP, debt securities are classified as trading, available-for-sale or held-to-maturity; equity shares may only be classified as trading or available-for-sale. Securities classified as trading are carried at current market value with gains recognised in the income statement. Securities classified as available-for-sale are carried at current market value, and unrealised gains and losses arising are held as a separate component of shareholders’ equity. Securities classified as held-to-maturity are carried at amortised cost. In addition, US GAAP requires that all freehold and long leasehold properties should be carried at depreciated historic cost.

For those securities classified as available-for-sale, the disclosures required under SFAS No. 115 are presented in aggregate with the banking business on pages F-80 to F-81.

v) Deferred acquisition costs

Under UK GAAP applicable to banking groups, the cost of acquiring new and renewal life assurance business is recognised in the embedded value calculation as incurred.

Under US GAAP the costs incurred by the Group in the acquisition of new and renewal life insurance business are capitalised. These consist of the acquisition costs, principally commissions, marketing and advertising and the administration costs associated with the processing and policy issuance, typically underwriting. Together these are capitalised as an asset and amortised in relation to the profit margin of the policies acquired.

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

vi) Policyholder liabilities

Under UK GAAP applicable to banking groups, future policyholder benefit provisions included in the Group’s balance sheet are calculated using either net or gross premium methods for conventional with-profits life insurance and other protection-type policies and are mainly based on fund value amongst other methods for unitised with-profits insurance policies and investment-type policies. Net premiums are calculated using assumptions for interest, mortality, morbidity and expenses. These assumptions are determined as prudent best estimates at the date of valuation.

Under US GAAP, for unitised with-profits insurance and other investment-type policies, the liability is represented by the policyholder’s account balance before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection-type insurance policies are developed using the net level premiums method. Assumptions for interest, mortality, morbidity, withdrawals and expenses were prepared using best estimates at date of policy issue (or date of company acquisition by the Group, if later) plus a provision for adverse deviation based on Group experience. Interest assumptions range from 4 per cent to 11 per cent.

vii) Undistributed policyholder allocations

With-profits policies entitle the policyholder to participate in the surplus within the with-profits life fund of the insurance company which issued the policy. Regular bonuses are determined annually by the issuing company’s Appointed Actuary and its board of directors. The bonuses that may be declared are highly correlated to the overall performance of the underlying assets and liabilities of the fund in which the contracts participate and are the subject of normal variability and volatility. Terminal bonuses are paid on maturity of the contract and are designed to provide policyholders with a share of the total performance of the issuing company during the period of the contract.

The contract for conventional with-profits business written into the with-profits fund provides that approximately 90 per cent of the surplus arising from the net assets of the fund is allocated to policyholders in the form of annual bonuses. For unitised with-profits business written into the with-profits fund all of the surplus is allocated to policyholders as bonus.

Under UK GAAP all amounts in the with-profits fund not yet allocated to policyholders or shareholders are recorded in the liabilities attributable to policyholders on the Group’s balance sheet.

Under US GAAP a liability is established for undistributed policyholder allocations. The excess of assets over liabilities in the with-profits fund is allocated to the policyholders and shareholders in accordance with the proportions prescribed by the contracts. The remaining liability comprises the obligation of the insurance company to the policyholders.

viii) Separate account assets and liabilities

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

50 Differences between UK GAAP and US GAAP (continued)

In 2004, Lloyds TSB Group adopted SOP 03-1. Prior to the issue of SOP 03-1, the unit-linked investment contract business of the Group was classified as ‘separate account’ and was held at fair value. SOP 03-1 sets stringent criteria for the use of ‘separate account’ classification which UK unit-linked funds are unable to meet. As a consequence, the assets and liabilities previously classified as separate account are now accounted for in the same way as other general account assets (as prescribed by SFAS No. 60) and general account liabilities.

51 Parent company disclosures

a Company profit and loss account

	2004 £m	2003 £m	2002 £m
Net interest income	20	24	15
Dividends received from group undertakings	1,913	1,911	1,908
Total income	1,933	1,935	1,923
Operating expenses	(46)	(43)	(39)
Profit on ordinary activities before tax	1,887	1,892	1,884
Taxation credit (charge)	34	(12)	28
Profit on ordinary activities after tax	1,921	1,880	1,912
Dividends	(1,914)	(1,911)	(1,908)
Profit (loss) for the year	7	(31)	4

b Company balance sheet

	2004 £m	2003 £m
Fixed assets
Investments
– Shares in group undertakings	11,080	10,753
– Loans to group undertakings	1,723	1,723
	12,803	12,476
Current assets
Debtors falling due within one year
– Amounts owed by group undertakings	1,390	1,387
– Other debtors	97	88
Cash balances with group undertakings	208	362
	1,695	1,837
Current liabilities
Amounts falling due within one year
– Amounts owed to group undertakings	1,741	1,913
– Other creditors	107	106
– Dividend payable	1,315	1,314
	3,163	3,333
Net current liabilities	(1,468)	(1,496)
Total assets less current liabilities	11,335	10,980
Creditors: amounts falling due after more than one year
– Loan capital	1,358	1,356
Net assets	9,977	9,624
Capital and reserves
Called-up share capital	1,419	1,418
Share premium account	1,145	1,136
Revaluation reserve	5,014	4,687
Profit and loss account	2,399	2,383
Shareholders’ funds (equity and non-equity*)	9,977	9,624

* Shareholders’ funds at 31 December 2004 include £100 of non-equity preference share capital issued in the year.

51 Parent company disclosures (continued)

c Company cash flow statement

	2004 £m	2003 £m	2002 £m
Net cash inflow from operating activities	50	71	20
Returns on investments and servicing of finance:
– Dividends received from group undertakings	1,913	1,908	1,903
– Interest paid on subordinated liabilities (loan capital)	(94)	(96)	(34)

Net cash inflow from returns on investments and servicing of finance	1,819	1,812	1,869
Taxation:
– UK corporation tax (paid) received	(122)	119	79
Capital expenditure and financial investment:
– Capital lending to subsidiaries	–	–	(964)
– Disposal of subsidiary undertakings	1	–	–

Net cash inflow (outflow) from capital expenditure and financial investment	1	–	(964)
Equity dividends paid	(1,913)	(1,908)	(1,903)
Net cash (outflow) inflow before financing	(165)	94	(899)
Financing:
Cash proceeds from issue of ordinary share capital and sale of own shares held in respect of employee share schemes	11	32	77
– Issue of subordinated liabilities (loan capital)	–	–	958
– Repayments of subordinated liabilities (loan capital)	–	(14)	–

Net cash inflow from financing	11	18	1,035
(Decrease) increase in cash	(154)	112	136

d Reconciliation to US GAAP
	2004 £m	2003 £m
Shareholders’ funds (UK GAAP)	9,977	9,624
Dividends receivable	(1,314)	(1,314)
Dividends payable	1,315	1,314
Revaluation of shares in group undertakings	1,480	2,268
Shareholders’ equity (US GAAP)	11,458	11,892

e Reconciliation of the movements in shareholders’ equity under US GAAP
	2004 £m	2003 £m	2002 £m
Profit after tax (UK GAAP)	1,921	1,880	1,912
Dividends receivable	–	(3)	(5)
Share compensation schemes	(35)	(113)	(44)
Net income (US GAAP)	1,886	1,764	1,863
Dividends paid	(1,913)	(1,908)	(1,903)
	(27)	(144)	(40)
Issue of shares	10	45	77
Movements in relation to own shares	8	(6)	5
Share compensation schemes	35	113	44
Revaluation of shares in group undertakings	(460)	1,694	(3,317)
	(434)	1,702	(3,231)
Shareholders’ equity at 1 January	11,892	10,190	13,421
Shareholders’ equity at 31 December	11,458	11,892	10,190

GLOSSARY

Term used	US equivalent or brief description
Accounts	Financial statements.
Associates	Long-term equity investments accounted for by the equity method.
ATM	Automatic Teller Machine.
Attributable profit	Net income.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Cashpoint	Automatic Teller Machine.
Creditors	Payables.
Dealing	Trading.
Debtors	Receivables.
Demutualisation	Process by which a mutual institution is converted into a public limited company.
Economic profit	See definition under ‘Operating and financial review and prospects – Economic profit’.
Embedded value	See definition under ‘Operating and financial review and prospects – Critical accounting policies’.
Endowment mortgage

An interest-only mortgage to be repaid by the proceeds of an endowment insurance policy which is assigned to the lender providing the mortgage. The sum insured, which is payable on maturity or upon the death of the policyholder, is used to repay the mortgage.

Fees and commissions payable	Fees and commissions expense.
Fees and commissions receivable	Fees and commissions income.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Guaranteed annuity option	See ‘Operating and financial review and prospects – Risk management – Market risk exposures in the insurance businesses’.
Hire purchase	See ‘Description of business – Business and activities – Wholesale and International Banking – Asset finance’.
Interchange	System allowing customers of different Automatic Teller Machine (ATM) operators to use any ATM that is part of the system.
Interest payable	Interest expense.
Interest receivable	Interest income.
ISA	Individual Savings Account.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Life assurance	Life insurance.
Loan capital	Long-term debt.
Members	Shareholders.
Memorandum and articles of association	Articles and bylaws.
National Insurance

A form of taxation payable in the UK by employees, employers and the self-employed, used to fund benefits at the national level including state pensions, medical benefits through the National Health Service (NHS), unemployment and maternity. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.

Nominal value	Par value.
One-off	Non-recurring.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Premises	Real estate.
Profit and loss account	Income statement.
Profit and loss account reserve	Retained earnings.
Provisions	Reserves.
Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.
Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.
Share capital	Capital stock.

Term used	US equivalent or brief description
Shareholders’ funds	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.
Tangible fixed assets	Property and equipment.
Undistributable reserves	Restricted surplus.
Unit trust	Mutual fund.
VaR	Value at Risk, see definition under ‘Operating and financial review and prospects – Risk management – Market risk – Trading exposures from banking activities’.
Weighted sales	The sum of regular premiums plus one-tenth of single premiums paid by customers on life insurance, pensions and unit trusts.
With-profits sub-fund	See ‘Business – Business and activities of Lloyds TSB Group – Insurance and Investments – Life assurance, pensions and investments’.

FORM 20-F CROSS-REFERENCE SHEET

	Form 20-F Item Number and Caption		Location	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisors
	A.	Directors and senior management	Not applicable.
	B.	Advisors	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected Financial Data	“Selected Consolidated Financial Data”	3
	B.	Capitalisation	Not required for annual report.
	C.	Reason for the offer and use of Proceeds	Not applicable.
	D.	Risk factors	“Risk Factors”	106
Item 4.	Information on the Company
	A.	History and development of the Company	“Business”	6
	B.	Business overview	“Business Overview”	2
	C.	Organisation structure	“Lloyds TSB Group Structure”	109
	D.	Property, plant and equipment	“Properties”	10
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and Financial Review and Prospects”	12
	B.	Liquidity and capital resources	“Operating and Financial Review and Prospects–Liquidity and Capital Resources”	67
	C.	Research and development, intellectual property	Not applicable.
	D.	Trend information	“Operating and Financial Review and Prospects – Overview and Trend Information”	13
	E.	Off balance sheet arrangements	“Operating and Financial Review and Prospects – Liquidity and capital resources – Off balance sheet arrangements”	68
	F.	Tabular disclosure of contractual obligations	“Operating and Financial Review and Prospects – Liquidity and capital resources – Liquidity sources”	67
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and Employees–Directors and senior management”	77
	B.	Compensation	“Management and Employees – Compensation”	79
	C.	Board practices	“Management and Employees – Corporate governance – The board and its committees”	89
	D.	Employees	“Management and Employees – Employees”	86
	E.	Share ownership	“Management and Employees – Share ownership”	86
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major Shareholders and Related Party Transactions – Major shareholders”	93
	B.	Related party transactions	“Major Shareholders and Related Party Transactions – Related party transactions”	93
	C.	Interests of experts and counsel	Not applicable.

	Form 20-F Item Number and Caption		Location	Page
Item 8.	Financial Information
	A.	Consolidated Financial Statements	“Consolidated Financial Statements”	F-1
			“Business – Legal actions”	10
			“Dividends”	100
			“Operating and Financial Review and Prospects”	12
	B.	Significant changes
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing Information”	98
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing Information”	98
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not required for annual report.
	B.	Memorandum and Articles of Association	“Memorandum and Articles of Association”	100
	C.	Material contracts	Not applicable.
	D.	Exchange controls	“Exchange Controls”	100
	E.	Taxation	“Taxation”	101
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where You Can Find More Information”	105
	I.	Subsidiary information	“Lloyds TSB Group Structure”	109
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		“Operating and Financial Review and Prospects – Risk management”	47
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	Not applicable.
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Management and Employees – Corporate Governance”	89
Item 16.	[Reserved by the Securities and Exchange Commission]
	A.	Audit committee financial expert	“Corporate governance – The board and its committees – Audit committee”	89
	B.	Code of ethics	“Operating and Financial Review and Prospects – Risk management – Governance, people and organisation – Standards of behaviour”	66
	C.	Principal accountant fees and services	“Corporate governance – The board and its committees – Audit committee”	89
			“Notes to the accounts – Note 4 – Administrative expenses”	F-15
	D.	Exemptions from the listing standards for audit committees	Not applicable
	E.	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable
Part III
Item 17.	Financial statements		Not applicable.
Item 18.	Financial statements		“Consolidated Financial Statements”	F-1
Item 19.	Exhibits		“List of Exhibits”, “Exhibits Index” and the pages following	114

LIST OF EXHIBITS

1.	Memorandum and articles of association of Lloyds TSB Group plc.*
2.	(i)	Limited Partnership Agreements dated 4 February 2000, relating to the preference securities.*
(ii)	Trust Deed dated 25 April 2001, relating to the perpetual capital securities.*
4.	(a)(i)	Share Sale Agreement dated 24 October 2003 between Lloyds TSB Bank plc, Lloyds Bank Subsidiaries Limited, Australia and New Zealand Banking Group Limited and ANZ Banking Group (New Zealand) Limited. ▲
(b)	(i)	Service agreement dated 6 September 1991 between Lloyds TSB Bank plc and Michael E. Fairey.†
(ii)	Service agreement dated 9 February 2000 between Lloyds TSB Bank plc and Archie G. Kane.†
(iii)	Service agreement dated 7 March 2000 between Lloyds TSB Bank plc and Michael D. Ross.†
(iv)	Service agreement dated 19 October 2001 between Lloyds TSB Bank plc and J. Eric Daniels.†
(v)	Service agreement dated 30 May 2002 between Lloyds TSB Bank plc and Philip R. Hampton.†
(vi)	Service agreement dated 5 February 2003 between Lloyds TSB Bank plc and Stephen C. Targett.†
(vii)	Service agreement dated 28 July 2000 between Lloyds TSB Group plc and Maarten A. Van den Bergh.†
(viii)	Service agreement dated 7 April 2003 between Lloyds TSB Group plc and David P. Pritchard.†
(ix)	Service agreement dated 30 May 2003 between Lloyds TSB Bank plc and Peter G.E. Ayliffe.†
(x)	Service agreement dated 4 March 2004 between Lloyds TSB Bank plc and Helen A. Weir.▲
(xi)	Service agreement dated 29 July 2004 between Lloyds TSB Bank plc and G. Truett Tate
(xii)	Service agreement dated 23 May 2005 between Lloyds TSB Bank plc and Teresa A. Dial
8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business.
12.1	Certification of J. Eric Daniels filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
12.2	Certification of Helen A. Weir filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
13.1	Certification of J. Eric Daniels and Helen A. Weir furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
*	Previously filed with the SEC, together with Lloyds TSB Group’s registration statement, on 25 September 2001.
†	Previously filed with the SEC on Lloyds TSB Group’s Form 20-F filed 23 June 2003.
▲	Previously filed with the SEC on Lloyds TSB Group’s Form 20-F filed 5 April 2004.

The exhibits shown above are listed according to the number assigned to them by the Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report.

LLOYDS TSB GROUP plc
By:	/s/ H A Weir
Name: Helen A Weir
Title: Group Finance Director
Dated: 29 June 2005

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

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	[paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]
c)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.

The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ J E Daniels
J. E. Daniels, Group Chief Executive
Date: 29 June 2005

I, Helen Weir, certify that:

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

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	[paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]
c)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.

The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ H A Weir
Helen Weir, Group Finance Director
Date: 29 June 2005