Form 20-F
period 2005-12-31
LLOYDS TSB GROUP PLC
filed 2006-06-06
CIK 1160106

As filed with the Securities and Exchange Commission on 6 June 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
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
None

The number of outstanding shares of each of Lloyds TSB Group plc’s classes of capital or common stock as of 31 December 2005 was:

Ordinary shares, nominal value 25 pence each, as of 31 December 2005...5,602,613,600

Limited voting shares, nominal value 25 pence each, as of 31 December 2005... 78,947,368

Preference shares, nominal value 25 pence each, as of 31 December 2005... 400

Preference shares, nominal value 25 cents each, as of 31 December 2005..... 0

Preference shares, nominal value 25 euro cents each, as of 31 December 2005..... 0

Preference shares, nominal value Japanese ¥25 each, as of 31 December 2005... 0

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-Accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

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

Lloyds TSB Group publishes its Consolidated Financial Statements expressed in British pounds (“pounds sterling”, “sterling” or “£”), the lawful currency of the UK. In this annual report, references to “pence” and “p” are to one-hundredth of one pound sterling; references to “US dollars”, “US$” or “$” are to the lawful currency of the United States (the “US”); references to “cent” are to one-hundredth of one US dollar; references to “euro” or “€” are to the lawful currency of the member states of the European Union that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; and references to “Japanese yen” “Japanese ¥” or “¥” are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds TSB Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) in effect on 31 December 2005, which was $1.7188 = £1.00. The Noon Buying Rate on 31 December 2005 differs from certain of the actual rates used in the preparation of the Consolidated Financial Statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the Consolidated Financial Statements in accordance with International Financial Reporting Standards as adopted by the European Union.

BUSINESS OVERVIEW

Lloyds TSB Group is a leading UK-based financial services group, whose businesses provide a wide range of banking and financial services in the UK and in certain locations overseas; although, following a number of sales of overseas businesses in recent years, the Lloyds TSB Group’s activities are now concentrated in the UK. At 31 December 2005 total Lloyds TSB Group assets were £309,754 million and Lloyds TSB Group had some 67,000 employees. Lloyds TSB Group plc’s market capitalisation at that date was some £27,400 million. The profit on ordinary activities before tax for the 12 months to 31 December 2005 was £3,820 million and the risk asset ratios as at that date were 10.9 per cent for total capital and 7.9 per cent for tier 1 capital.

The operations of Lloyds TSB Group in the UK were conducted through over 2,100 branches of Lloyds TSB Bank, Lloyds TSB Scotland plc and Cheltenham & Gloucester plc at the end of December 2005. International business is conducted mainly in the US and continental Europe. Lloyds TSB Group’s services in these countries are offered largely through branches of Lloyds TSB Bank. Lloyds TSB Group also offers offshore banking facilities in a number of countries. For additional information see “Regulation”.

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

The following table shows the results of Lloyds TSB Group’s UK Retail Banking, Insurance and Investments and Wholesale and International Banking segments and Central group items in each of the last two fiscal years. The impact of adopting International Financial Reporting Standards (‘IFRS’), and in particular the increased use of fair values, has resulted in greater earnings volatility. In order to provide a more comparable representation of business performance this volatility has been separately analysed from the results of the individual business units (see “Operating and financial review and prospects – Results of operations for 2005 and 2004 – Volatility”).

	2005 £m	2004 £m

UK Retail Banking	1,394	1,639
Insurance and Investments	725	778
Wholesale and International Banking	1,518	1,272
Central group items	(442)	(350)

Profit before tax, excluding volatility	3,195	3,339
Volatility*	625	138

Profit before tax	3,820	3,477

*	Volatility relates to Insurance and Investments (2005: £749 million; 2004: £138 million) and Central group items (2005: £(124) million; 2004: £nil).

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

SELECTED CONSOLIDATED FINANCIAL DATA

The financial information set out in the tables below has been derived from the annual reports and accounts of Lloyds TSB Group plc for each of the past five years adjusted for subsequent changes in accounting policy and presentation. The financial statements for the year 2001 were audited by PricewaterhouseCoopers, independent accountants; the financial statements for each of the years 2002 to 2005 have been audited by their successor firm PricewaterhouseCoopers LLP, independent accountants.

The financial statements have been prepared in accordance with IFRS which differs in certain significant respects from US Generally Accepted Accounting Principles (‘US GAAP’). A discussion of the differences between IFRS and US GAAP and a reconciliation of certain IFRS amounts to US GAAP are included in note 56 to the financial statements.

IFRS	2005		2004

Income statement data for the year ended 31 December (£m)
Net interest income	5,671		5,110
Other income	17,055		14,173
Trading surplus	5,069		4,364
Impairment losses on loans and advances	(1,299)		(866)
Profit before tax	3,820		3,477
Profit for the year	2,555		2,459
Profit for the year attributable to equity shareholders	2,493		2,392
Total dividend for the year[1]	1,915		1,914

Balance sheet data at 31 December (£m)
Share capital	1,420		1,419
Shareholders’ equity	10,195		11,047
Customer accounts	131,070		119,811
Undated subordinated loan capital	7,733		5,852
Dated subordinated loan capital	4,669		4,400
Loans and advances to customers	174,944		155,318
Total assets	309,754		284,422

Share information
Basic earnings per ordinary share	44.6	p	42.8	p
Diluted earnings per ordinary share	44.2	p	42.5	p
Net asset value per ordinary share	180	p	195	p
Total dividend per ordinary share[1]	34.2	p	34.2	p
Equivalent cents per share[1,2]	62.2	c	63.7	c
Market price (year-end)	488.5	p	473	p
Number of shareholders (thousands)	920		953
Number of ordinary shares in issue (millions)[3]	5,603		5,596

Financial ratios (%)[4]
Dividend payout ratio	76.8		80.0
Post-tax return on average shareholders’ equity	25.6		22.8
Post-tax return on average assets	0.84		0.92
Post-tax return on average risk-weighted assets	1.81		1.99
Average shareholders’ equity to average assets	3.2		3.9
Cost:income ratio[5]	51.9		54.8

Capital ratios (%)[6]
Total capital	10.9		10.1
Tier 1 capital	7.9		8.2

[1]

Annual dividends comprise both interim and final dividend payments. For the purposes of the IFRS disclosures in this table, the total dividend for the year represents the interim dividend paid during the year and the final dividend which will be paid and accounted for during the following year.

[2]	Translated into US dollars at the Noon Buying Rate on the date each payment was made.

[3]	This figure excludes the 79 million limited voting ordinary shares owned by the Lloyds TSB Foundations.

[4]	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds TSB Group.

[5]	The cost:income ratio is calculated as total operating expenses as a percentage of total income (net of insurance claims).

[6]

In order to provide a more meaningful comparison, capital ratios are shown at 31 December 2005 and 1 January 2005, after the application of those accounting standards applied with effect from 1 January 2005.

SELECTED US GAAP FINANCIAL DATA	2005	2004	2003	2002	2001

Income statement data for the year ended 31 December (£m)(1)
Total revenues, net of interest expense	20,413	16,668	14,139	10,498	9,335
Policyholder benefits and claims expense	(7,479)	(4,473)	(3,036)	(1,565)	(2,228)
Allowance for loan losses	(1,613)	(866)	(950)	(1,029)	(747)
Income before tax	2,605	3,214	4,220	2,378	2,221
Net income	1,351	1,508	3,231	1,753	1,635
Dividends	1,914	1,913	1,908	1,903	1,738

Balance sheet data at 31 December (£m)
Shareholders’ equity	10,981	11,458	11,892	10,164	13,505
Deposits	162,491	159,546	140,451	141,777	133,419
Loans, net of provisions	173,981	152,428	134,043	134,202	122,485
Total assets	305,917	281,598	251,158	254,352	243,187

Share information (pence per ordinary share)
Basic earnings	24.1	27.0	57.9	31.5	29.5
Diluted earnings	24.0	26.8	57.7	31.3	29.2
Net asset value	193	202	210	180	240
Dividends	34.2	34.2	34.2	34.2	31.5

Financial ratios (%)(2)
Dividend payout ratio	141.7	126.9	59.1	108.6	106.4
Post-tax return on average shareholders’ equity	12.0	12.9	29.3	14.8	12.0
Post-tax return on average assets	0.60	0.65	1.29	0.73	0.72
Average shareholders’ equity to average assets	3.8	4.4	4.4	4.8	5.8

(1)	For the purposes of this five year summary, income statement items in respect of discontinued operations have been aggregated with those of continuing operations.

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

EXCHANGE RATES

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2006 April	2006 March	2006 February	2006 January	2005 December	2005 November

US dollars per pound sterling:
High	1.82	1.76	1.78	1.79	1.77	1.78
Low	1.74	1.73	1.73	1.74	1.72	1.71

For the years shown the averages of the US dollar Noon Buying Rates per pound sterling on the last day of each month were:

	2005	2004	2003	2002	2001

US dollars per pound sterling:
Average	1.81	1.84	1.64	1.51	1.44

On 26 May 2006, the latest practicable date, the US dollar Noon Buying Rate was $1.857 = £1.00. Lloyds TSB Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

BUSINESS

History and development of Lloyds TSB Group

The history of Lloyds TSB Bank can be traced back to the 18th century when the banking partnership of Taylor and Lloyds was established in the UK. The late 19th and early 20th centuries were marked by many acquisitions and mergers, significantly increasing the number of banking offices in the UK. In 1988 Lloyds TSB Bank acquired a majority shareholding in Abbey Life Group Plc (renamed Lloyds Abbey Life plc (“LAL”)) in return for the sale to LAL of five of Lloyds TSB Bank’s businesses; and in 1995 the business of Cheltenham and Gloucester Building Society was acquired.

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

In 1995, TSB Group plc merged with Lloyds TSB Bank. Under the terms of the merger, the TSB and Lloyds TSB Bank groups were combined under TSB Group plc, which was re-named Lloyds TSB Group plc. In 1999, the businesses, assets and liabilities of TSB Bank plc, the principal banking subsidiary of the TSB Group prior to the merger, and its subsidiary Hill Samuel Bank Limited were vested in Lloyds TSB Bank. In 1996, Lloyds TSB Group acquired the minority interest in LAL. In 2000, Lloyds TSB Group acquired Scottish Widows, for a total consideration of £5,947 million. In addition to being one of the leading providers of banking services in the UK, this transaction also positioned Lloyds TSB Group as one of the leading suppliers of long-term savings and protection products in the UK.

During the last three years, the Lloyds TSB Group has disposed of a number of its overseas operations, as part of the process of managing its portfolio of businesses to focus on its core markets. These disposals have resulted in a significant reduction in the size of the Lloyds TSB Group’s international business. For additional information on the Lloyds TSB Group see “Business Overview”.

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

Lloyds TSB Group operates in a marketplace which is continually changing. No organisation can successfully manage change without the support and commitment of its staff. The pace and scope of change will not diminish as competition in the financial services market continues to increase. Lloyds TSB Group recognises that it is the staff of the organisation who have delivered, and will continue to deliver, its success. The Lloyds TSB Group invests a significant amount in training to develop the knowledge and skills of its employees, which it considers to be a key element in the achievement of its overall strategy.

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

Two non-executive directors, Dr Chris Gibson-Smith and David Pritchard, left the board on 5 May 2005. Sir Julian Horn-Smith joined the board, as a non-executive director, on 1 January 2005; Jan du Plessis and Lord Leitch joined the board, also as non-executive directors, on 1 October 2005.

Sir Victor Blank, Chairman of GUS and former chairman of Trinity Mirror (until 4 May 2006) joined the board as deputy chairman on 1 March 2006. Sir Victor took over as chairman of the Lloyds TSB Group at the annual general meeting on 11 May 2006, upon the retirement of Maarten van den Bergh.

Strategy of Lloyds TSB Group

The governing objective of Lloyds TSB Group is to maximise shareholder value over time. In an environment of increasing competition and empowered customers, Lloyds TSB Group believes that this shareholder value objective can best be achieved by:

•	focusing on markets where it can build and sustain competitive advantage;

•	developing business strategies for those markets which are founded on being profitably different in the way it creates customer value; and

•	building a high-performance organisation focused on the right goals and the best possible execution of those strategies.

Reflecting this, in 2003 the Lloyds TSB Group put in place a three-phase strategy. In phase 1, now completed, the Lloyds TSB Group focused on enhancing the quality of its earnings by exiting businesses which were not regarded as core or which added unnecessary volatility to its earnings. During this phase, the Lloyds TSB Group divested businesses in New Zealand and Latin America, markets in which it did not expect to be able to build and sustain competitive advantage. In phase 2, Lloyds TSB Group’s focus is on accelerating growth by deepening its customer relationships and improving its productivity and in the process building competitive advantage through enhancing its capabilities. This has already resulted in improved earnings growth in the Lloyds TSB Group’s core markets. In phase 3, the Lloyds TSB Group will look to leverage its financial strength and enhanced capabilities in new markets.

Lloyds TSB Group remains alert for opportunities to grow inorganically to complement its organic strategies and help provide new opportunities for profitable growth, both in the UK and overseas.

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

Lloyds TSB Group measures value internally by economic profit growth, a measure of financial performance which signals unambiguously where value is being created or destroyed. It has developed a framework to be able to measure economic equity requirements across all its businesses, taking into account market, credit, insurance, business and operational risk. Economic profit is measured by applying a charge for this economic equity to post-tax earnings. Using economic profit as a key performance measure enables the Group to understand which strategies, products, channels and customer segments are destroying value and which are creating the most value and to make better strategic choices as a result.

Business and activities of Lloyds TSB Group

Lloyds TSB Group’s activities are organised into three divisions: UK Retail Banking, Insurance and Investments, and Wholesale and International Banking. The main activities of Lloyds TSB Group’s three divisions are described below.

UK Retail Banking

UK Retail Banking provides banking, financial services, mortgages and private banking to some 15 million personal customers through the Lloyds TSB Group’s multi-channel distribution capabilities.

Branches. Lloyds TSB Group provides wide-reaching geographic branch coverage in England, Scotland and Wales, with over 2,100 branches of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester as at the end of 2005.

Internet banking. Internet banking provides online banking facilities for personal customers. Some 3.7 million customers have registered to use Lloyds TSB Group’s internet banking services. At the end of 2005, these customers were conducting more than 45 million transactions per month online, a 50 per cent increase on 2004.

Telephone banking. Telephone banking continues to grow and Lloyds TSB Group provides one of the largest telephone banking services in Europe. At the end of 2005, some 4.2 million customers had registered to use the services of PhoneBank and the automated voice response service, PhoneBank Express. Lloyds TSB Group’s telephone banking centres handled some 69 million calls during 2005.

Cash machines. Lloyds TSB Group has one of the largest cash machine networks of any leading banking group in the UK and, at 31 December 2005, personal customers of Lloyds TSB Bank and Lloyds TSB Scotland were able to withdraw cash and check balances through some 4,200 ATMs at branches and external locations around the country. In addition, our personal customers have access to a further 54,000 cash machines via LINK in the UK and to cash machines worldwide through the VISA and MasterCard networks.

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

Credit cards. Lloyds TSB Group provides a range of card-based products and services, including credit and debit cards and card transaction processing services for retailers. Lloyds TSB Group is a member of both the VISA and MasterCard payment systems and has access to the American Express payment system. The Lloyds TSB Group had a 12.4 per cent share of outstanding UK credit card balances at 31 December 2005.

Mortgages. Cheltenham & Gloucester is Lloyds TSB Group’s specialist residential mortgage provider, offering a range of mortgage products to personal customers through its own branches and those of Lloyds TSB Bank in England and Wales, as well as through the telephone, internet and postal service, C&G TeleDirect. Lloyds TSB Group also provides mortgages through Lloyds TSB Scotland and Scottish Widows Bank. Lloyds TSB Group is one of the largest residential mortgage lenders in the UK on the basis of outstanding balances, with mortgages outstanding at 31 December 2005 of £88,376 million, representing a market share of 9.1 per cent.

UK Wealth Management. Private Banking provides a range of tailor-made wealth management services and products to individuals from 28 offices throughout the UK. In addition to asset management, these include tax and estate planning, executor and trustee services, deposit taking, lending and insurance. Shareview Dealing provides retail stockbroking services, personal equity plan and individual savings account (ISA) products.

Insurance and Investments

Insurance and Investments offers life assurance, pensions and investment products, general insurance and fund management services.

Life assurance, pensions and investments. Scottish Widows is Lloyds TSB Group’s specialist provider of life assurance, pensions and investment products, which are distributed through Lloyds TSB Bank’s branch network, through independent financial advisers and directly via the telephone and the internet. The Scottish Widows brand is the main brand for new sales of Lloyds TSB Group’s life, pensions, open ended investment companies and other long-term savings products.

In common with other life assurance companies in the UK, the life and pensions business of each of the life assurance companies in the Lloyds TSB Group is written in a long-term business fund. The main long-term business fund is divided into With-Profits and Non-Profit sub-funds.

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

Other life and pensions products are generally written from the Non-Profit sub-fund. Examples include unit-linked policies, annuities, term assurances and health insurance (under which a predetermined amount of benefit is payable in the event of an insured event such as death). The benefits provided by linked policies are wholly or partly determined by reference to a specific portfolio of assets known as unit-linked funds.

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

Wholesale and International Banking

Wholesale and International Banking provides banking and related services for major UK and multinational corporates and financial institutions, and small and medium-sized UK businesses. It also provides asset finance and share registration services to personal and corporate customers, manages Lloyds TSB Group’s activities in financial markets through its treasury function and provides banking and financial services overseas.

Wholesale

Corporate Markets. Combining the respective strengths of 2,700 people in Corporate Banking, Structured Finance and Financial Markets, plays an integral role in leveraging and expanding Lloyds TSB Group’s customer franchise and building deep, long-lasting relationships with around 16,000 corporate customers.

Corporate Banking manages the core customer franchise, providing a relationship-based financial and advisory service to the corporate marketplace through dedicated regional teams throughout the UK and key strategic locations abroad, including New York. Customers have access to the Lloyds TSB Group’s expertise and a broad range of financial solutions. The relationship managers act as a conduit to partners in Corporate Markets and other parts of the Lloyds TSB Group.

Structured Finance comprises the structured asset finance, leveraged lending and private equity and other transactional lending and structuring businesses of Corporate Markets. Structured Finance executes transactions with existing corporate customers as well as introducing new to bank relationships to the franchise.

Financial Markets provides market access to sources of liquidity, hedging tools and investment products on behalf of Lloyds TSB Group and its customers. Financial Markets also provides risk management solutions to corporate customers and structured credit and investment products to the investor community.

Registrars. Lloyds TSB Registrars, part of the Corporate Bank, operates as receiving bank and registrar to some of the UK’s leading public limited companies. As market leader, it currently maintains the share registers of more than 700 clients, including around 60 per cent of the FTSE 100, managing some 22 million shareholder accounts.

Asset Finance. Lloyds TSB Group’s asset finance businesses provide individuals and companies with finance through leasing, hire purchase and contract hire packages. Hire purchase, or instalment credit, is a form of consumer financing where a customer takes possession of goods on payment of an initial deposit but the legal title to the goods does not pass to the customer until the agreed number of instalments have been paid and the option to purchase has been exercised. Through its invoice discounting and factoring subsidiary, Lloyds TSB Commercial Finance, Lloyds TSB Group provides working capital finance for its customers. Specialist personal lending, store credit and the Dutton-Forshaw motor dealership group complete this group of businesses. Altogether Asset Finance has over 1.7 million individual customers and relationships with some 40,000 companies and small businesses.

Business Banking. A growing business which has relationships with some 587,000 small businesses managed by business managers based in 500 locations throughout the UK. This has been reinforced by an additional 300 business managers moving back into branches. Lloyds TSB Group has a leading share of the new business start-up market, with some 100,000 new businesses opening an account with Lloyds TSB in 2005. The main activity of The Agricultural Mortgage Corporation is to provide long-term finance to the agricultural sector.

International Banking

The Lloyds TSB Group has continued to shape its international network to support its UK operations.

Offshore banking. Lloyds TSB Group’s offshore banking operations comprise offices in the UK, the Channel Islands, the Isle of Man, Hong Kong, Singapore, Malaysia and overseas representative offices in the Middle East, Africa, Asia and the Americas. The business provides a wide range of retail banking, wealth management and expatriate services to local island residents, UK expatriates, foreign nationals and to other customers requiring offshore financial services.

International private banking. Lloyds TSB Group has international private banking operations for wealthy individuals. The business is conducted through branches of Lloyds TSB Bank located in Switzerland, Luxembourg, Monaco, Gibraltar, Uruguay, Dubai and the US, supported by representative offices in Latin America.

International corporate banking. Serves the corporate and institutional market in Europe, the Middle East and Japan through offices in Belgium, the Netherlands, Spain, Dubai and Japan. Lloyds TSB Group continues to have offices in Ecuador and Uruguay which provide mainly corporate banking services. The sale of the business in Paraguay is expected to complete in 2006 after receipt of the required regulatory approval.

Material contracts

Lloyds TSB Group and its subsidiaries are party to various contracts in the ordinary course of business. In 2005, there have been no material contracts entered into outside the ordinary course of business.

Recent developments

Lloyds TSB Group issued a trading statement at its annual general meeting on 11 May 2006, which made the following comments:

“In the first few months of 2006 the Group has maintained good progress in the delivery of its growth strategies. As a result, we are confident that we will deliver a satisfactory performance for the half-year.”

Properties

As at 31 December 2005, Lloyds TSB Group occupied 3,370 properties in the UK. Of these, 639 were held as freeholds, 69 as long-term leaseholds and 2,662 as short-term leaseholds. The majority of these properties are retail branches, widely distributed throughout England, Scotland and Wales. Other buildings include the Lloyds TSB Group’s head office in the City of London, and customer service and support properties located to suit business needs, but clustered largely in London, Birmingham, Bristol (in England), Edinburgh (in Scotland) and Cardiff and Newport (in Wales).

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

Lloyds TSB Group’s key markets are in the UK, in both the retail and corporate, commercial and business banking sectors, where the markets for basic financial and banking services are relatively mature. Retail banking markets have shown strong rates of growth in recent years, notably in consumer borrowing and mortgages, but the resultant high rates of consumer indebtedness are expected to restrain future growth. The markets for life and pensions and investment products are expected to show strong rates of growth in a number of key areas, although stock market weakness has depressed demand for some equity-based products in the recent past, and a considerable amount of uncertainty exists about the impact of regulatory change. Wholesale markets have shown strong growth recently, and cyclically low levels of bad debt. Going forward, some slowing of market growth is likely, plus a return to more normal levels of bad debt.

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

In the distribution of life, pensions and investments products Lloyds TSB Group has seen increased competition from new market entrants, such as traditional retailers, primarily in specialist areas. The fragmented nature of the life, pensions and investments market in the UK has resulted in some consolidation within the sector; government regulations on product charges and competitive pressures are likely to drive further consolidation as providers seek to achieve the benefits of economies of scale. Changes to the regulation of life, pensions and investment products are expected to favour distributors, including banks, rather than product providers, although the impact of the recent government sponsored Turner Report findings is not clear.

In the general insurance sector, the market has seen significant consolidation amongst underwriters but continued fragmentation in distribution and an increasing number of new market entrants including both overseas insurers and direct operators.

In commercial and corporate markets, margins are typically finer than in retail, but probably under less overall downward pressure. Nevertheless, traditional forms of bank finance face increasing competition from market-based products as companies increasingly access those markets directly.

In addition to the challenging competitive environment, in the UK and elsewhere, there is continuing political, regulatory and competition scrutiny of banking and, in particular, retail banking.

In the UK, the Office of Fair Trading (OFT) is carrying out several inquiries:

•

In April 2006, the OFT launched a market study on payment protection insurance (PPI), following a super complaint submitted by the Citizens’ Advice Bureau in September 2005. The OFT expects to publish its report by the end of 2006.

•

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. In the MasterCard interchange case, the OFT decision is being appealed by MasterCard to the Competition Appeals Tribunal and the appeal is expected to be heard towards the end of 2006. The OFT’s investigation in the Visa interchange case is at an earlier stage.

•

Following discussions with the industry, in April 2006 the OFT issued a statement on default charges in credit card contracts. In this the OFT state that it will not challenge default charges set below £12. This is lower than the current level charged by Lloyds TSB Group and most other card issuers. Lloyds TSB Group does not agree with the OFT’s interpretation of the law, but has written to the OFT to confirm that it will be reducing its credit card charges to £12 from 29 June 2006.

•

In addition to its comments on credit cards, the OFT statement also suggested the same principles should apply to some other consumer contracts such as those for store cards, mortgages and bank accounts. So far as Lloyds TSB Group is aware these matters have not been previously discussed with the industry by the OFT. Lloyds TSB Group has informed the OFT that it strongly disagrees that these principles are applicable to current account charges.

•

The Competition Commission inquiry in 2002 into the supply of banking services to small and medium-sized enterprises (SMEs), resulted in a number of banks, including Lloyds TSB Group, giving certain undertakings to the OFT.The OFT announced in January 2006 that it would be reviewing these undertakings. The OFT is expected to commence that review in the second quarter of 2006 and anticipates that it will take nine months to complete. Lloyds TSB Group will cooperate fully with that review.

•

There is a continuing market study by the OFT into payments systems, with the OFT chairing a Payments Systems Task Force. This was established in 2004 to look at competition issues relating to payments systems over a four year period. In December 2005, the OFT welcomed proposals for reducing the clearing times for electronic banking payments. Lloyds TSB Group will continue to co-operate with the Task Force.

In addition, in June 2005, the European Union (EU) announced an inquiry into retail banking. The inquiry will cover the 25 Member states and will be executed in a phased approach. The inquiry is focusing on payment cards, retail banking (including SME banking) and business insurance in Europe generally. Lloyds TSB Group is co-operating with the inquiry and the outcome is unclear, though the European Commission has recently published a preliminary report on payment cards for consultation.

These investigations and any connected matters are likely to affect the industry and have an impact on the Lloyds TSB Group’s business. Lloyds TSB Group is considering actions to mitigate any financial impact. The net effect from a product and cost/income perspective is currently under consideration, however, the Lloyds TSB Group is presently unable to quantify with any reasonable certainty the aggregate cost or income implications in relation to the above enquiries.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The results discussed below are not necessarily indicative of Lloyds TSB Group’s results in future periods. The following information contains certain forward-looking statements. For a discussion of certain cautionary statements relating to forward-looking statements, see “Forward-Looking Statements”.

The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements and the related notes thereto included elsewhere in this annual report. For a discussion of the accounting policies used in the preparation of the Consolidated Financial Statements, see “Accounting policies” in note 1 to the Consolidated Financial Statements. The Consolidated Financial Statements are prepared in accordance with IFRS, which varies in certain significant respects from US GAAP. A discussion of such differences and a reconciliation of certain IFRS amounts to US GAAP is included in note 56 to the Consolidated Financial Statements. Certain information for years prior to 2004 has been prepared under UK GAAP, which is not comparable with IFRS.

Overview and trend information

Lloyds TSB Group has operations in both the UK and overseas; however, its earnings are heavily dependent upon its domestic activities and in 2005 substantially all of Lloyds TSB Group’s profit before tax was derived from its UK operations. The state of the UK economy, therefore, has significant implications for the way in which Lloyds TSB Group runs its business and its performance.

After slowing to growth of around 1.7 per cent in 2005, the UK economy is expected to recover to around 2.0 per cent to 2.5 per cent in 2006. Global economic growth is expected to remain robust and domestic consumer spending growth should gradually improve after a period of unchanged interest rates which has stabilised the UK housing market. The pace of recovery is likely to remain restrained, however, as unemployment has started to rise gradually. Increasing global economic imbalances indicate some risks around this outcome however, although continuing low inflation and the sound state of public finances in the UK suggest that the UK economy is well positioned to resist any sudden deterioration in the external environment.

Against this economic backdrop, there has been continued growth in each of Lloyds TSB Group’s three divisions: UK Retail Banking, as a result of strong growth in mortgage and customer deposit balances with costs remaining tightly controlled, although impairment charges rose significantly reflecting a marketwide deterioration in retail credit quality as a result of more customers, with higher levels of indebtedness, experiencing repayment difficulties; Insurance and Investments, as a result of increased weighted sales through both the Independent Financial Adviser and bancassurance distribution channels and an increase in the life and pensions new business margin; and Wholesale and International Banking, which has seen significant progress in delivering the strategy to build an integrated wholesale bank for corporate markets, and good levels of new business growth in Business Banking and Asset Finance.

Critical accounting policies

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

The accounting policies that are deemed critical to the Lloyds TSB Group’s results and financial position, based upon materiality and significant judgements and estimates, are discussed in note 2 to the Consolidated Financial Statements.

Results of operations – 2005 compared with 2004

The Lloyds TSB Group has applied IFRS as adopted by the European Union (EU) in its financial statements for the year ended 31 December 2005. IFRSs as adopted by the EU are identical in all respects to the current IFRSs as issued by the IASB, except for the EU’s amendment to IAS 39. The Lloyds TSB Group has not taken advantage of the EU’s amendment to IAS 39; accordingly, there would be no change to the reported income or equity if Lloyds TSB Group were to adopt fully the current IFRSs as issued by the IASB. The rules for first time adoption of IFRS require the application of certain exceptions and permit certain other transition exemptions; further information is provided on page F-8. The application of these exceptions and exemptions means that the 2004 figures disclosed are not fully comparable with those presented in respect of 2005.

The adoption of IAS 32, IAS 39 and IFRS 4 with effect from 1 January 2005 has also resulted in certain classifications being appropriate for only 2004 or 2005; in order to provide a more meaningful presentation, and to differentiate from a nil balance, shading has been used where a caption is not relevant for a particular year.

Summary

	2005 £m	2004 £m

Net interest income	5,671	5,110
Other income	17,055	14,173

Total income	22,726	19,283
Insurance claims	(12,186)	(9,622)

Total income, net of insurance claims	10,540	9,661
Operating expenses	(5,471)	(5,297)

Trading surplus	5,069	4,364
Impairment losses on loans and advances	(1,299)	(866)
Profit(loss) on sale and closure of businesses	50	(21)

Profit before tax	3,820	3,477
Taxation	(1,265)	(1,018)

Profit for the year	2,555	2,459

Profit attributable to minority interests	62	67
Profit attributable to equity shareholders	2,493	2,392

Profit for the year	2,555	2,459

Economic profit[1]	1,616	1,448

[1]

Lloyds TSB Group defines economic profit as the earnings on the equity invested in the business less a notional charge for the cost of the equity invested in that business. See ‘Operating and financial review and prospects – Economic profit’.

In 2005 the Lloyds TSB Group’s profit before tax was £3,820 million, an increase of £343 million, or 10 per cent, compared to £3,477 million in 2004. Profit attributable to shareholders was £101 million, or 4 per cent, higher at £2,493 million compared to £2,392 million in 2004. Earnings per share were 44.6p compared to 42.8p in 2004, an increase of 4 per cent.

Net interest income was £561 million, or 11 per cent, higher at £5,671 million compared to £5,110 million in 2004. The international accounting standards implemented with effect from 1 January 2005 have had a marked effect on the Lloyds TSB Group’s net interest income as certain amounts previously accounted for within fees receivable and administrative expenses are now included within the effective interest rate calculations. Adjusting for this effect, underlying net interest income was £403 million, or 8 per cent, higher. Average interest-earning assets increased as a result of continued strong lending growth, particularly in respect of mortgages, personal loans and credit cards as well as corporate lending and asset finance. The Lloyds TSB Group’s net interest margin fell by 10 basis points to 2.62 per cent; however if the impact of the accounting standards applied with effect from 1 January 2005 and the growth in reverse repurchase agreement balances are excluded, the underlying net interest margin was 2.82 per cent in 2005, compared to 2.86 per cent in 2004; a fall of 4 basis points. This fall in the underlying margin reflected competitive pressures in both the personal and corporate lending books.

Other income, at £17,055 million, was £2,882 million, or 20 per cent, higher than £14,173 million in 2004. Fees and commissions receivable were £64 million, or 2 per cent, lower at £2,990 million; however, if the effect of the accounting standards applied with effect from 1 January 2005 are excluded, underlying fees and commissions receivable were £261 million, or 9 per cent, higher at £3,315 million compared to £3,054 million in 2004. The increase in underlying fee income reflects good growth in current account fees, mortgage and other lending fees and wealth management products. Fees and commissions payable, again excluding the impact of the accounting standards applied with effect from 1 January 2005, were £74 million higher, largely as a result of increased volumes within Scottish Widows. Net trading income was £4,262 million higher, principally within the insurance and investment businesses, and insurance premium income (excluding the impact of the accounting standards applied with effect from 1 January 2005) was £1,131 million higher. These increases reflect substantial inflows of funds from policyholders and strong investment gains over the year; this income, however, is largely for the benefit of policyholders and is matched by the commensurate increase in insurance claims.

Insurance claims, at £12,186 million, were £2,564 million, or 27 per cent, higher than £9,622 million in 2004. The impact of the accounting standards applied with effect from 1 January 2005 in respect of the insurance businesses caused a significant reduction in both the premium income and claims figures, as a large number of insurance products were reclassified as investment products. Adjusting for this effect, underlying insurance claims were £5,172 million, or 54 per cent, higher at £14,794 million compared to £9,622 million in 2004.

Operating expenses were £174 million, or 3 per cent, higher at £5,471 million compared to £5,297 million in 2004. Staff costs were £151 million, or 6 per cent, higher reflecting annual pay awards, increased bonus and incentive payments in certain areas as a result of business success and increased severance costs in relation to rationalisation programmes. Staff numbers, on a full time equivalent basis, decreased by 3,188 to 66,797 at 31 December 2005 compared to 69,985 at 31 December 2004; however, much of this fall occurred towards the end of the year and consequently there was little impact on staff costs. Premises and equipment costs were £35 million higher. Other costs were £19 million lower; an increase of £38 million in the charge in respect of provisions for customer redress, following a review of the expected cost by the Lloyds TSB Group, was more than offset by a net credit of £45 million in respect of deferred acquisition costs within the insurance businesses.

Impairment losses on loans and advances, at £1,299 million, were £433 million, or 50 per cent, higher than 2004. Excluding the impact of the accounting standards applied with effect from 1 January 2005 and a small release of £3 million from other credit risk provisions, underlying impairment losses on loans and advances were £227 million, or 26 per cent, higher at £1,093 million in 2005 compared to £866 million in 2004. The overall charge in respect of Wholesale and International Banking was little changed with the majority of the increase arising within UK Retail Banking. The underlying impairment charge in UK Retail Banking was £229 million higher as a result of volume growth in both personal loans and credit card lending, the absence of a mortgage related provision release which in 2004 totalled £39 million, and the impact of more customers with higher levels of indebtedness experiencing repayment difficulties.

A net profit of £50 million arose on the sale and closure of businesses in 2005, principally as a result of the disposal of the Goldfish credit card portfolios, compared to a loss of £21 million in 2004, which largely reflected the sale of the Lloyds TSB Group’s businesses in Argentina and Colombia.

The tax charge, at £1,265 million, represented 33.1 per cent of profit before tax compared to 29.3 per cent in 2004; the increase in the effective tax rate largely reflects the IFRS requirement to include, within the tax charge, tax attributable to UK life insurance policyholder earnings and interests in Open Ended Investment Companies (OEICs).

At the end of 2005, the total capital ratio was 10.9 per cent. Risk-weighted assets increased by £13,091 million, or 10 per cent, since the beginning of 2005 to £144,921 million at the end of the year; this increase reflected new mortgage and other personal lending together with substantial growth in corporate, SME, asset finance and structured finance lending. Total assets grew by £25,332 million, or 9 per cent, to £309,754 million compared to £284,422 million at 31 December 2004. Of this growth, £9,649 million was due to the grossing-up of balances no longer eligible for set-off following the implementation of IAS 32 with effect from 1 January 2005. The remaining increase of £15,683 million was due to the lending growth and higher securities balances within the long-term insurance business.

Net interest income

	2005	2004

Net interest income £m	5,671	5,110
Average interest-earning assets £m	216,153	187,643
Average rates:
– Gross yield on interest-earning assets %[1]	5.82	5.71
– Interest spread %[2]	2.40	2.50
– Net interest margin %[3]	2.62	2.72
Margin excluding average balances held under reverse repurchase agreements [4]:
– Net interest income £m	5,671	5,110
– Average interest-earning assets £m	201,813	178,887
– Net interest margin %	2.81	2.86

[1]	Gross yield is the rate of interest earned on average interest-earning assets.

[2]	Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

[3]

The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

[4]

Comparisons of net interest income and margins are impacted by the holdings of fine margin reverse repurchase agreements. To improve comparability, figures are also shown excluding average balances held under reverse repurchase agreements (2005: £14,340 million; 2004: £8,756 million)

Net interest income increased by £561 million, or 11 per cent, to £5,671 million compared to £5,110 million in 2004. However, net interest income is impacted by the accounting standards applied with effect from 1 January 2005 and adjusting for this, net interest income was £403 million, or 8 per cent, higher at £5,513 million compared to £5,110 million in 2004.

Average interest-earning assets grew by £28,510 million, or 15 per cent, to £216,153 million in 2005 compared to £187,643 million in 2004. However, comparisons are distorted by the substantial growth, during 2004 and 2005, in assets held under reverse repurchase agreements for liquidity purposes. Excluding the balances held under reverse repurchase agreements, average interest-earning assets grew by £22,926 million, of which the grossing-up of balances subject to set-off arrangements in 2005 following the implementation of IAS 32 accounted for £6,396 million. The underlying growth in average interest-earning assets was therefore £16,530 million, or 9 per cent, adding £475 million to net interest income. Good levels of consumer lending growth increased average personal lending and credit card balances by £1,691 million and average mortgage balances by £7,808 million. Average interest-earning assets within the insurance and investment businesses, which include policyholder and long-term fund balances, increased by £1,891 million as a result of business growth and increased fund activity. Strong lending growth lead to an increase of £4,373 million in average interest-earning assets in the Business Banking and Corporate Markets franchises and average balances in Asset Finance were £484 million higher, reflecting the full year impact of lending growth over 2004.

The Lloyds TSB Group’s net interest margin fell by 10 basis points to 2.62 per cent in 2005, compared to 2.72 per cent in 2004; if the average balances held under reverse repurchase agreements are excluded from both years, the margin in 2005 was 5 basis points lower at 2.81 per cent compared to 2.86 per cent in 2004. After taking into account the impact of the accounting standards applied with effect from 1 January 2005 the underlying margin fell by 4 basis points reducing net interest income by £72 million. The underlying net interest margin in UK Retail Banking was 23 basis points lower, as a result of competitive pressures and a reduced benefit from current account funding balances. Within Wholesale and International Banking the underlying net interest margin was 5 basis points higher. On this basis, margins on treasury balances improved, as a result of a change in mix; the margin in Structured Finance improved as a result of the impact of new transactions; Corporate Banking margins were lower, as a result of competitive pressures on new lending balances; and margins were also down in Business Banking.

Other income

	2005 £m	2004 £m

Fees and commissions receivable:
– UK current account fees	593	637
– Other UK fees and commissions	1,041	1,087
– Insurance broking	681	672
– Card services	545	520
– International fees and commissions	130	138
	2,990	3,054
Fees and commissions payable	(842)	(844)
Net trading income	9,298	5,036
Insurance premium income	4,469	6,070
Other operating income	1,140	857

Total other income	17,055	14,173

Other income was £2,882 million, or 20 per cent, higher at £17,055 million compared to £14,173 million in 2004.

Fees and commissions receivable were £64 million, or 2 per cent, lower at £2,990 million compared to £3,054 million in 2004. However, year-on-year comparisons are affected by the impact of IAS 39, which has been applied with effect from 1 January 2005 and has resulted in some £325 million of income previously classified within fees and commissions now being included within net interest income via the effective interest rate calculations. Adjusting for this, underlying fees and commissions receivable were £261 million, or 9 per cent, higher at £3,315 million compared to £3,054 million in 2004. Underlying UK current account fees were £117 million higher reflecting continuing growth in added value account products, the impact of pricing reviews in 2004 and 2005 and increased charges in respect of returned cheques and unauthorised borrowings. Also on this underlying basis, other UK fees and commissions were up £114 million, or 10 per cent, at £1,201 million compared to £1,087 million in 2004, reflecting increased levels of mortgage-related fees, increased wealth management fees as a result of higher sales and improved retention rates and increased levels of corporate lending and other fees. Insurance broking income was £9 million, or 1 per cent, higher at £681 million, compared to £672 million in 2004, as lower levels of loan protection income were more than offset by increased income in respect of motor insurance and retrospective commissions. Fees for card services were £25 million higher as a result of increased volumes and some tariff changes.

Fees and commissions payable were £2 million lower at £842 million compared to £844 million in 2004; however, adjusting for fees payable of £76 million included within the effective interest rate calculations in 2005, underlying fees payable were £74 million, or 9 per cent, higher at £918 million compared to £844 million in 2004. The impact of increased business and trading volumes within Scottish Widows more than offset the lower level of dealership commissions within Asset Finance as a result of reduced new business levels.

Net trading income increased by £4,262 million, or 85 per cent, to £9,298 million compared to £5,036 million in 2004. The majority of this increase is attributable to the insurance businesses and reflects significant trading gains on policyholder investments over the year, which are largely matched by an increase in claims expense.

Insurance premium income was £1,601 million, or 26 per cent, lower at £4,469 million compared to £6,070 million in 2004. However, year-on-year comparisons are affected by the impact of IFRS 4, which has caused a significant proportion of contracts to be reclassified as investment products with effect from 1 January 2005. Adjusting for this, underlying insurance premium income was £1,131 million, or 19 per cent, higher at £7,201 million in 2005. Long-term insurance income grew substantially as a result of strong sales through the bancassurance and independent financial advisor channels; however general insurance premium income was little changed as growth in creditor insurance income was largely offset by reduced levels of health insurance premiums.

Other operating income was £283 million, or 33 per cent, higher at £1,140 million compared to £857 million in 2004; excluding the impact of accounting standards applied with effect from 1 January 2005, underlying other operating income was £139 million, or 16 per cent, higher in 2005. Income from investment properties was £114 million higher, in part reflecting portfolio growth, and there were increased gains from the sale and leaseback of premises.

Operating expenses

	2005 £m	2004 £m

Administrative expenses:
Staff:
– Salaries	2,068	1,970
– National insurance	154	144
– Pensions	308	307
– Other staff costs	325	283
	2,855	2,704
Premises and equipment:
– Rent and rates	305	294
– Hire of equipment	13	17
– Repairs and maintenance	136	129
– Other	152	131

	606	571
Other expenses:
– Communications and external data processing	467	449
– Advertising and promotion	207	205
– Professional fees	216	223
– Provisions for customer redress	150	112
– Other	325	395

	1,365	1,384

Administrative expenses	4,826	4,659
Depreciation	639	638
Impairment of goodwill	6	—

Total operating expenses	5,471	5,297

Cost: income ratio (%)*	51.9	54.8

*	Total operating expenses divided by total income, net of insurance claims

2005 compared with 2004

Operating expenses were £174 million, or 3 per cent, higher at £5,471 million compared to £5,297 million in 2004.

Staff costs were £151 million, or 6 per cent, higher at £2,855 million compared to £2,704 million in 2004. Salaries were £98 million higher at £2,068 million reflecting annual pay awards and an increase in levels of bonus and incentive payments in some parts of the Lloyds TSB Group. A reduction in overall staff numbers had little impact upon costs as this was biased towards the end of the year. National insurance costs were £10 million higher, reflecting the increase in salary costs, but pension costs were largely unchanged as a decrease in the charge in respect of defined benefit schemes was offset by an increase in cash payments to defined contribution schemes. Other staff costs were £42 million higher as decreases in agency and other costs were more than offset by an increase in severance charges, reflecting rationalisation programmes in a number of parts of the Lloyds TSB Group.

Premises and equipment costs were £35 million, or 6 per cent, higher at £606 million compared to £571 million in 2004. Rent and rates were £11 million higher as a result of general increases in property rental charges and a higher level of costs in relation to the expanding investment property portfolios within the insurance operations. A small decrease in equipment hire charges resulted from a favourable renegotiation of certain contracts, but this has been more than offset by increased repairs and maintenance expenditure, in particular in relation to ATM’s and network costs. Other premises and equipment costs were £21 million higher as a result of increased energy costs and other increased costs in relation to the investment property portfolios.

Other expenses were £19 million, or 1 per cent, lower at £1,365 million compared to £1,384 million in 2004. Communications and external data processing costs were £18 million higher as a result of increased network charges. Advertising costs were little changed at £207 million and professional fees were £7 million lower, reflecting some reduction in consultancy charges. The charge of £150 million in 2005 in respect of provisions for customer redress (£38 million higher than the £112 million charge in 2004) follows a review by the Lloyds TSB Group of the estimated cost of redress payments to customers, principally relating to past sales of mortgage endowment policies through the branch network. This review took in to account the introduction of time barring and the consequent increase in claims. Other costs were £70 million lower at £325 million. Much of this decrease reflected a credit of £45 million representing the net movement in deferred acquisition costs relating to the insurance businesses, the accounting for which has changed as a result of the prospective IFRS accounting changes applied with effect from 1 January 2005. There were efficiency savings in stationery and other administrative costs and costs were also lower following the sale of certain Latin American businesses towards the end of 2004.

The depreciation charge was little changed at £639 million as a small reduction in the charge in respect of operating lease assets was offset by the effect of general portfolio growth in relation to own-use assets. There was a goodwill impairment charge in relation to an acquisition made in earlier years.

The cost:income ratio improved to 51.9 per cent in 2005 compared to 54.8 per cent in 2004.

Impairment losses on loans and advances

	2005 £m	2004 £m

Impairment losses on loans and advances	1,302	866
Other credit risk provisions	(3)	—

Impairment losses on loans and advances and other credit risk provisions	1,299	866

Impairment losses on loans and advances	2005 £m	2004 £m

UK Retail Banking	1,111	676
Insurance and Investments	—	(3)
Wholesale and International Banking	191	193

Total charge for impairment losses on loans and advances	1,302	866

Charge as % of average lending:	%	%

- Total charge	0.76	0.59
- Total charge, excluding impact of IAS 39	0.66	0.59

The impairment charge in respect of loans and advances and other credit risk provisions was £433 million, or 50%, higher at £1,299 million compared to £866 million in 2004. This represents a charge in respect of loans and advances of £1,302 million slightly offset by a release of £3 million from provisions held in respect of contingent liabilities and commitments.

The impairment charge in respect of loans and advances in 2005 was significantly affected by the adoption of the requirements of IAS 39 with effect from 1 January 2005. IAS 39 requires the impairment provision to be calculated by comparing the carrying value of the loan with the discounted value of future cashflows. As a result, in circumstances where a customer’s borrowings have been rescheduled onto a concessionary rate which is below market interest rate, an impairment allowance will be required even where full recovery of the principal is anticipated; this had the effect of increasing the 2005 charge by £209 million.

Excluding this effect, underlying impairment losses on loans and advances in 2005 totalled £1,093 million, £227 million or 26 per cent higher than £866 million in 2004.

The underlying charge in UK Retail Banking rose by £229 million, or 34 per cent, to £905 million in 2005. The charges in respect of personal loans and overdrafts and credit cards increased by £112 million and £65 million respectively as a result of volume growth and some deterioration in credit quality as increasing numbers of customers are experiencing repayment difficulties. There was a charge of £13 million in respect of the mortgage portfolio, compared to a release of £39 million in 2004.

The underlying charge in Wholesale and International Banking was £188 million compared to £193 million in 2004. The underlying charge within Corporate Markets was £91 million lower as a result of lower new provisions and maintaining a good level of recoveries; this was partially offset by higher charges in Asset Finance. The charge within Business Banking, which deals with small business customers, was little changed. Within International Banking, there was a credit of £15 million in 2005 compared to a credit of £39 million in 2004; both years benefited from good recoveries in Latin America although 2004 also benefited from a release of £30 million from the Lloyds TSB Group’s centrally held provision in respect of exposures in Argentina.

Overall, the Lloyds TSB Group’s charge in respect of impairment losses on loans and advances expressed as a percentage of average lending increased to 0.76 per cent compared to 0.59 per cent in 2004; although excluding the impact of IAS 39 the charge represented 0.66 per cent of average lending in 2005.

Taxation

	2005 £m	2004 £m

UK corporation tax:
– Current tax on profits for the year	862	759
– Adjustments in respect of prior years	(20)	(69)
	842	690

Double taxation relief	(138)	(57)

	704	633
Foreign tax:
– Current tax on profits for the year	78	118
– Adjustments in respect of prior years	(8)	(2)
	70	116

Current tax charge	774	749
Deferred tax	491	269

Total charge	1,265	1,018

The rate of tax is influenced by the geographic and business mix of profits. The effective rate of tax in 2005 was 33.1 per cent, compared to an effective rate of tax in 2004 of 29.3 per cent and the corporation tax rate in 2005 of 30 per cent. The effective tax rate is distorted by the requirement to include, within the income tax expense, policyholders’ tax and Open Ended Investment Company interests of £318 million (2004: £47 million); excluding these the effective tax rate in 2005 was 27.0 per cent compared to 28.3 per cent in 2004. The reduced effective tax rate in 2005 on this adjusted basis was primarily due to tax benefits arising on disposal and other gains. Lloyds TSB Group does not expect the tax rate, excluding the impact of policyholders’ tax and Open Ended Investment Company interests, to vary significantly from the average UK corporation tax rate.

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

Management changes its estimates of the cost of equity only to reflect significant changes in long-term interest rates and other external market factors which are considered sustainable. The principal factor in estimating the cost of equity is sustainable long-term interest rates. If long-term interest rates increase, management will consider raising its estimate of the cost of equity; if long-term interest rates fall, management will consider reducing its estimate of the cost of equity. The principal other external market factors considered are equity risk premium and Lloyds TSB Group’s share price volatility relative to the UK stock market as a whole. Any change to the estimated cost of equity will be disclosed. For the last two years, management has used a cost of equity of 9 per cent to reflect the shareholders’ minimum required rate of return on equity invested.

The table below summarises Lloyds TSB Group’s calculation of economic profit for the years indicated.

	2005 £m	2004 £m

Average shareholders’ equity	9,747	10,493

Profit attributable to equity shareholders	2,493	2,392
Less: notional charge	(877)	(944)

Economic profit	1,616	1,448

The notional charge has been calculated by multiplying average shareholders’ equity by the cost of equity.

Economic profit increased to £1,616 million in 2005 compared to £1,448 million in 2004. Profit attributable to equity shareholders increased by £101 million, or 4 per cent, to £2,493 million; the notional charge on average equity, however, was £67 million lower, as a result of a 7 per cent decrease in average equity to £9,747 million compared to £10,493 million in 2004. The decrease in average equity primarily reflects the decrease of £1,558 million arising from the implementation of IAS 32, IAS 39 and IFRS 4 with effect from 1 January 2005.

Line of business information

Summary

The impact of IFRS, and in particular the increased use of fair values, has resulted in greater earnings volatility. In order to provide a more comparable representation of business performance this volatility has been separately analysed from the results of the individual business units. The results of the businesses are set out below:

	2005 £m	2004 £m

UK Retail Banking	1,394	1,639
Insurance and Investments	725	778
Wholesale and International Banking	1,518	1,272
Central group items	(442)	(350)

Profit before tax, excluding volatility	3,195	3,339
Volatility	625	138

Profit before tax	3,820	3,477

Comparative figures for 2004 have been restated to reflect the adoption of those IFRS standards which are required to be applied retrospectively, but do not reflect the additional impacts arising from first time application of IAS 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’ (including UK Financial Reporting Standard 27 ‘Life Assurance’), which have been implemented with effect from 1 January 2005, with the opening balance sheet at that date adjusted accordingly.

UK Retail Banking

	2005 £m		2004 £m

Net interest income	3,521		3,228
Other income	1,605		1,696

Total income	5,126		4,924
Operating expenses	(2,697)		(2,609)

Trading surplus	2,429		2,315
Impairment losses on loans and advances	(1,111)		(676)
Profit on sale of businesses	76		—

Profit before tax	1,394		1,639

Cost:income ratio	52.6%		53.0%
Total assets (year-end)*	£103,930	m	£96,472	m
Total risk-weighted assets (year-end)*	£ 60,582	m	£57,241	m

*

To ensure comparability, prior year asset and risk-weighted asset figures are shown as at 1 January 2005, following implementation of those international accounting standards for which restated comparatives are not required.

Profit before tax from UK Retail Banking decreased by £245 million, or 15 per cent, to £1,394 million, compared to £1,639 million in 2004. However, comparisons of performance are affected by the impact of the accounting standards implemented with effect from 1 January 2005, which has reduced the profit of UK Retail Banking in 2005 by £213 million; excluding this profit before tax was £1,607 million in 2005 which was £32 million, or 2 per cent, lower than 2004.

Net interest income was £293 million, or 9 per cent, higher at £3,521 million compared to £3,228 million; excluding the impact of IAS 39 which was implemented with effect from 1 January 2005, net interest income was £79 million, or 2 per cent, higher at £3,307 million. During 2005, good levels of growth were achieved in all key product areas. Gross new mortgage lending for the Group totalled £25,979 million; net new lending totalled £8,311 million resulting in a market share of net new lending of 9.1 per cent, and mortgage balances outstanding increased by 10 per cent to £88,376 million. Personal loan balances outstanding at the year-end were £11,023 million, an increase of 3 per cent and credit card balances totalled £7,209 million, an increase of 9 per cent, after adjusting to exclude the effect of the Goldfish disposal. Credit balances on current accounts and savings and investment accounts increased by 7 per cent. The benefit of this volume growth was, however, partly offset by reduced margins on mortgages and personal loans, as a result of competitive pressures.

Other income was £91 million, or 5 per cent, lower at £1,605 million compared to £1,696 million in 2004; however, excluding the effect of those accounting standards applied with effect from 1 January 2005 other income was £115 million, or 7 per cent, higher at £1,811 million. This increase in underlying other income reflects growth in current accounts fees, due to the continuing success of added-value accounts and the benefit of tariff reviews; increased card fee income, particularly in relation to overseas-use charges; and income from the successful new wealth management products.

Operating expenses were £88 million, or 3 per cent, higher at £2,697 million. Of this increase, £50 million is as a result of an increased charge in respect of customer redress, mainly relating to past sales of endowment products through the branch network, following a review by the Lloyds TSB Group of the expected total cost, in the light of the introduction of time-barring and a consequent increase in claims. Underlying operating expenses remain well controlled with the residual increase being largely attributable to higher levels of restructuring costs as back office operations continue to be rationalised.

Impairment losses on loans and advances, at £1,111 million, were £435 million or 64 per cent higher than 2004. The impact of the accounting standards applied with effect from 1 January 2005 accounted for £206 million of this increase; excluding this underlying impairment losses were £229 million, or 34 per cent, higher at £905 million in 2005. The charge in respect of personal loans, overdrafts and credit cards increased as a result of volume growth over recent years as well as some deterioration in credit quality as increasing numbers of customers, with higher levels of indebtedness, are experiencing repayment difficulties. Within the mortgage business there continued to be a low level of losses and as a result the impairment charge was £13 million, compared to a release of £39 million in 2004. Cheltenham & Gloucester (C&G) continued to focus on prime lending market segments during 2005. The average indexed loan-to-value ratio for C&G new mortgages and further advances written during 2005 was 64 per cent. At 31 December 2005, 95 per cent of C&G mortgage balances had an indexed loan-to-value ratio of less than 85 per cent and only 0.6 per cent of balances had an indexed loan-to-value ratio in excess of 95 per cent.

A profit of £76 million arose in 2005 on the disposal of the Goldfish credit card business.

Insurance and Investments

Lloyds TSB Group’s insurance and investments activities comprise the life, pensions and OEICs businesses of Scottish Widows and Abbey Life, general insurance underwriting and broking, and Scottish Widows Investment Partnership.

	2005 £m	2004 £m

Net interest income	389	283
Other income	13,116	10,736

Total income	13,505	11,019
Insurance claims	(12,186)	(9,622)

Total income, net of insurance claims	1,319	1,397
Operating expenses	(594)	(622)

Trading surplus	725	775
Impairment losses on loans and advances - credit	—	3

Profit before tax, excluding volatility	725	778
Volatility	749	138

Profit before tax	1,474	916

Analysis by area of business of profit before tax, excluding volatility
Life, pensions and OEIC’s	500	598
General insurance	209	172
Scottish Widows Investment Partnership	16	8

Profit before tax, excluding volatility	725	778

2005 compared to 2004

Profit before tax from the Lloyds TSB Group’s Insurance and Investments businesses was £1,474 million which was £558 million, or 61 per cent, higher than £916 million in 2004. However, much of this increase is due to volatility arising from market movements (see ‘Operating and financial review and prospects – Line of business information – Volatility’) and profit before tax excluding volatility was £53 million, or 7 per cent, lower at £725 million compared to £778 million in 2004. The 2005 results were reduced by a provision of £155 million for the strengthening of mortality reserves. The impact of the new accounting standards applied with effect from 1 January 2005 has been to reduce profit before tax, excluding volatility, by £73 million; excluding this effect profit before tax was £20 million, or 3 per cent, higher at £798 million compared to £778 million in 2004.

Net interest income, excluding volatility, was £106 million, or 37 per cent, higher at £389 million compared to £283 million in 2004. This increase reflected higher average levels of cash deposit investments in long-term business and policyholder funds.

Other income, excluding volatility, was £2,380 million, or 22 per cent, higher at £13,116 million compared to £10,736 million in 2004. One of the impacts of the application of IFRS 4 with effect from 1 January 2005 has been the need to reclassify as investment contracts certain transactions that were previously treated as insurance contracts. This has resulted in a decrease in other income largely offset by a decrease in insurance claims. Adjusting for this effect, underlying other income in 2005 was £15,820 million which was £5,084 million, or 47 per cent, higher than £10,736 million in 2004. This increase in underlying other income is principally due to a £1,131 million increase in insurance premium income, reflecting improved sales and increased policyholder activity, together with a £3,728 million increase in net trading income. Net trading income represents the realised and unrealised gains on investments held in the long-term funds, together with the interest and dividend income on those investments and the significant increase in 2005 reflects improved market returns.

The increase in premium income and trading income are largely offset by a matching increase in insurance claims, reflecting the fact that the majority of the premium inflows and investment gains are for the benefit of policyholders. Insurance claims were £2,564 million, or 27 per cent, higher at £12,186 million in 2005 compared to £9,622 million in 2004. If the 1 January 2005 reclassifications to investment contracts, described above, are excluded underlying insurance claims were £5,172 million, or 54 per cent, higher at £14,794 million in 2005, compared to £9,622 million in 2004.

Operating expenses reduced by £28 million, or 5 per cent, from £622 million in 2004 to £594 million in 2005. This decrease reflects the absence of a charge in respect of customer redress (£12 million in 2004) and a net credit in respect of deferred acquisition costs of £45 million in 2005, following the adoption of IFRS 4 with effect from 1 January 2005. Adjusting for these items, underlying operating expenses were £639 million in 2005, £29 million or 5 per cent higher than £610 million in 2004. This underlying increase in operating expenses reflected increased business volumes and some targeted project expenditure.

The profits of the life, pensions and OEIC’s business and the General insurance business are discussed further below.

Life, pensions and OEICs

The table below shows the level of new business premiums for the life and pensions business and OEIC sales. Management monitor these figures because they provide an indication of both the performance and the profitability of the business.

	2005 £m	2004 £m

New business and OEIC sales
Regular premiums	356	343
Single premiums	3,982	3,141
OEIC’s
– Regular premiums	33	33
– Single premiums	1,148	538
Total OEIC’s	1,181	571

Weighted sales is a UK insurance industry standard which measures the new business volumes; the weighting is made towards regular premium policies to reflect the long-term nature of these contracts. There are three main distribution channels for the sale of Lloyds TSB Group’s life, pension and OEIC products and the table below shows the relative importance of each.

	2005 £m	2004 £m

Weighted sales (regular + 1/10 single):
Life and pensions	754	657
OEICs	148	86

Life, pensions and OEICs	902	743

Weighted sales by distribution channel:
Bancassurance	274	242
Independent financial advisers	562	432
Direct	66	69

Life, pensions and OEICs	902	743

Overall, weighted sales in 2005 increased by 21 per cent to £902 million and as a result the Lloyds TSB Group’s life, pensions and investments market share increased significantly to 6.0 per cent, compared with 5.7 per cent in 2004. New business regular premiums were £13 million, or 4 per cent, higher at £356 million compared to £343 million in 2004. Strong growth in sales of pension products, as a result of more focussed marketing, more than offset lower life protection sales, resulting from the slow down in the housing market. Single premium new business sales were £841 million, or 27 per cent, higher at £3,982 million compared to £3,141 million in 2004. Single premium life sales increased, particularly the Unit Linked Flexible Options Bond product, and single premium pension sales were higher, again as a result of the specific marketing focus.

Total OEICs sales increased significantly, by £610 million to £1,181 million in 2005 compared to £571 million in 2004. Regular premium sales were little changed with the increase being in single premium sales, primarily through bancassurance; this reflects a successful campaign in relation to the April 2005 tax year end and builds on the launch of the simplified product suite that was introduced at the end of 2004.

By distribution channel, bancassurance weighted sales were £32 million, or 13 per cent, higher at £274 million compared to £242 million in 2004; this reflected, in particular, the successful OEIC sales. Weighted sales via independent financial advisers were £130 million, or 30 per cent, higher at £562 million in 2005 compared to £432 million in 2004 supported by significant product and service enhancements; as a result the Lloyds TSB Group’s market share of the IFA market improved to 6.5 per cent, compared with 5.9 per cent in 2004.

Profit before tax, excluding volatility, from life, pensions and OEICs was £98 million, or 16 per cent, lower at £500 million compared to £598 million in 2004. Profitability in 2005 benefited from the absence of a provision for customer redress but the results in 2005 were reduced by a provision of £155 million for the strengthening of mortality reserves. Adjusting for these items, profit before tax, excluding volatility, in 2005 was £655 million compared to £610 million in 2004, an increase of £45 million or 7 per cent. The strong sales lead to an increased contribution from new business, partly offset by a commensurate increase in distribution costs. Improved investment earnings resulted from higher cash balances held for the account of the shareholder. OEICs profitability has risen following improved markets and sales volumes.

General insurance

	2005 £m	2004 £m

Net interest income	23	44
Other income	543	496

Total income	566	540
Insurance claims	(197)	(214)

Total income, net of insurance claims	369	326
Operating expenses	(160)	(154)

Profit before tax, excluding volatility	209	172
Volatility	28	8

Profit before tax	237	180

Profit before tax, excluding volatility, from the General insurance business was £209 million in 2005, which was £37 million, or 22 per cent, higher than £172 million in 2004. Net interest income was £21 million lower at £23 million, compared to £44 million in 2004, principally reflecting the adoption of IFRS 4 and IAS 39 from 1 January 2005.

	2005 £m	2004 £m

Premium income from underwriting:
Creditor	127	114
Home	441	442
Health	16	27
Reinsurance premiums	(22)	(29)

	562	554

Commissions from insurance broking:
Creditor	396	442
Home	49	45
Health	15	20
Other	221	165

	681	672

Other income, was £47 million, or 9 per cent, higher at £543 million compared to £496 million in 2004; £18 million of this reflected the impact of the accounting standards applied with effect from 1 January 2005 giving an underlying increase of £29 million, or 6 per cent. Premium income from underwriting, net of reinsurance, was £8 million, or 1 per cent, higher at £562 million; creditor insurance income was higher as a result of the business written in conjunction with the Lloyds TSB Group’s asset finance businesses but health premium income declined as a result of the transfer of part of this business to BUPA in 2004. Insurance broking commissions were £9 million, or 1 per cent, higher at £681 million compared to £672 million in 2004; creditor commissions were £46 million lower, as a result of a slowdown in unsecured lending growth during 2005. Other commissions, however, were £56 million higher due largely to higher levels of retrospective income on existing business.

Insurance claims, at £197 million, were £17 million, or 8 per cent, lower than £214 million in 2004. Creditor insurance payouts were lower due to a lower level of unemployment claims and home insurance claims were lower due to the relatively benign weather conditions. Health claims also fell, following the transfer of part of this business in 2004. The general insurance underwriting ratio improved to 34 per cent compared to 37 per cent in 2004.

Operating expenses, at £160 million, were £6 million, or 4 per cent, higher than £154 million in 2004; this increase reflects higher marketing spend together with some specific project costs.

Wholesale and International Banking

	2005 £m		2004 £m

Net interest income	2,265		2,006
Other income	1,628		1,558

Total income	3,893		3,564
Operating expenses	(2,181)		(2,078)

Trading surplus	1,712		1,486
Impairment losses on loans and advances	(188)		(193)
Loss on sale of businesses	(6)		(21)

Profit before tax	1,518		1,272

Cost:income ratio	56.0%		58.3%
Total assets (year-end) *	£124,044	m	£123,826	m
Total risk-weighted assets (year-end) *	£ 80,154	m	£ 71,013	m

*

To ensure comparability, prior year asset and risk-weighted asset figures are shown as at 1 January 2005, following implementation of those international accounting standards for which restated comparatives are not required.

Profit before tax from Wholesale and International Banking in 2005 was £246 million, or 19 per cent, higher at £1,518 million compared to £1,272 million in 2004. The overall impact of the accounting standards implemented with effect from 1 January 2005 was limited and accounted for £20 million of the increase in profits.

Net interest income was £259 million, or 13 per cent, higher at £2,265 million compared to £2,006 million in 2004. Of this increase, £100 million reflects the impact of implementation of IAS 39 from 1 January 2005 which has caused certain income previously classified as fees to be included in the effective interest rate calculation. Excluding this impact, net interest income was £159 million, or 8 per cent, higher at £2,165 million compared to £2,006 million in 2004. This underlying growth in net interest income reflected good growth in average lending balances in Corporate Banking, Structured Finance, Asset Finance and Business Banking; net interest margins were higher within Financial Markets, as a result of a change in mix of balances held, and within Structured Finance, as a result of the terms of new transactions taken on, although Corporate Banking margins reduced as a result of competitive pressures.

Other income was £70 million, or 4 per cent, higher at £1,628 million compared to £1,558 million in 2004. However, excluding the impact of the accounting standards implemented with effect from 1 January 2005, other income was £152 million, or 10 per cent, higher. This growth in underlying other income reflected increases in customer volumes within Corporate Banking, Structured Finance and Business Banking which resulted in higher lending and other fees. Business Banking also benefited from tariff reviews and from a lower level of commission clawback in respect of insurance sales; Asset Finance income increased as a result of organic growth and the impact of the motor dealerships acquired by the Lloyds TSB Group’s Dutton Forshaw subsidiary during 2005.

Operating expenses were £103 million, or 5 per cent, higher at £2,181 million compared to £2,078 million in 2004. This largely reflects higher staff costs in support of the substantial business growth within Wholesale and International Banking over 2005, together with the impact of the motor dealership acquisitions.

Impairment losses on loans and advances were £5 million, or 3 per cent, lower at £188 million compared to £193 million in 2004. Charges within Corporate Banking and Structured Finance reduced by £94 million as a result of lower new provisions and a good level of recoveries in 2005, in part reflecting the benign economic environment. The impairment charge within Asset Finance was £66 million higher than in 2004 as a result of the substantial lending growth in recent years, particularly in respect of personal finance. There was also a lower level of releases within the International Banking businesses, which in 2004 had benefited from a release of £30 million from the Lloyds TSB Group’s centrally held provision in respect of exposures in Argentina.

Wholesale and International Banking profit in 2005 was also reduced by a charge of £6 million in respect of the sale and closure of businesses; 2004 included a loss of £21 million which principally related to the sale of the Lloyds TSB Group’s businesses in Argentina and Colombia.

Central group items

	2005 £m	2004 £m

Lloyds TSB Foundations	(34)	(31)
Funding cost of acquisitions less earnings on capital	(380)	(317)
Central costs and other unallocated items	(8)	(2)
Loss on sale and closure of businesses	(20)	—

Profit before tax, excluding volatility	(442)	(350)
Volatility	(124)	—

Profit before tax	(566)	(350)

2005 compared to 2004

The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly the disabled and disadvantaged, to play a fuller role in society. The Foundations receive 1 per cent of the Lloyds TSB Group’s pre-tax profit after adjusting for gains and losses on the disposal of businesses and pre-tax minority interests, averaged over three years, instead of a dividend on their shareholdings. In 2005, the Lloyds TSB Group accrued £34 million for payment to registered charities. See note 42 to the financial statements.

The funding cost of acquisitions, less earnings on capital, was £63 million higher at £380 million; this increase principally reflects the reclassification, as a result of the implementation of IAS 39 with effect from 1 January 2005, of certain capital instruments from minority interests to loan capital. As a result, the funding cost is now reported within interest expense.

Volatility

	2005 £m	2004 £m

Banking volatility	(124)	—
Insurance volatility	438	168
Policyholder interests volatility	311	(30)

Total volatility	625	138

Banking volatility

In accordance with IFRS, it is the Lloyds TSB Group’s policy to recognise all derivatives at fair value. The banking businesses manage their interest rate and other market risks primarily through the use of intra-Group derivatives, with the resulting net positions managed centrally using external derivatives. IFRS does not, however, permit the intra-Group derivatives to be used in a hedge relationship for reporting purposes. Although fair value accounting can have a significant impact on reported earnings, it does not impact on the business fundamentals or cash flows of the businesses. The Group has, therefore, implemented an internal pricing structure that allows divisions to transfer to central group items the volatility associated with marking-to-market derivatives held for risk management purposes. ‘Banking volatility’ is principally comprised of the difference between the result that would be recognised on an accrual accounting basis for derivatives held for risk management purposes and their mark-to-market value. The Lloyds TSB Group has set up a central hedging function to reduce the impact of this volatility by establishing, where possible, accounting hedge relationships for the external derivatives. During 2005, profit before tax included a negative banking volatility of £124 million.

Insurance volatility

Changes in market variables such as the performance of equity markets and the level of interest rates, which are beyond the control of management, can result in significant volatility in the profitability of the Lloyds TSB Group’s insurance businesses. As in previous years, in order to provide a clearer representation of the underlying performance of the life and pensions and general insurance businesses, the effect of these changes is separately analysed within insurance volatility. Following the implementation of the requirements of IFRS and FRS 27, insurance volatility is principally comprised of the elements described below.

The Lloyds TSB Group’s insurance businesses have substantial holdings of investments which are accounted for at fair value with changes being reflected within the income statement. The difference between the actual return on these investments attributable to shareholders and the expected return based upon economic assumptions made at the beginning of the year is included within insurance volatility. In addition, the calculation of the value of in-force business makes assumptions about future investment returns; to the extent that actual experience is different the effect is also included within insurance volatility.

The main assumptions used in the calculation of the value of in-force business were as follows:

	31 December 2005%	31 December 2004%

Risk-adjusted discount rate (net of tax)	7.02	7.40
Return on equities (gross of tax)	6.72	7.17
Return on fixed interest securities (gross of tax)	4.12	4.57
Expenses inflation	3.79	3.76

Changes in stock market performance also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows With-Profits Fund, which following the implementation of FRS 27 is now reflected on the Lloyds TSB Group’s balance sheet. Fluctuations in this valuation caused by market-related movements are also included within insurance volatility. During 2005, profit before tax included positive insurance volatility of £438 million.

Policyholder interests volatility

As a result of the requirement contained in IFRS to consolidate life and pensions businesses on a line-by-line basis, the Lloyds TSB Group’s income statement includes amounts attributable to policyholders which affect profit before tax; the most significant of these items is policyholder tax. Under IFRS, tax on policyholder investment returns is included in the tax charge rather than being offset against the related income, either increasing or decreasing profit before tax with a corresponding change in the tax charge. In order to provide a clearer representation of the underlying performance of the Lloyds TSB Group’s life and pensions businesses the impact of these items upon pre-tax profit has been separately identified within volatility. During 2005, profit before tax included positive policyholder interests volatility of £311 million.

Future accounting developments

Future developments in relation to the Lloyds TSB Group’s IFRS reporting are discussed in note 55 to the financial statements and future developments in relation to US GAAP are discussed in note 56 to the financial statements.

IFRS compared with US GAAP

Under US GAAP, Lloyds TSB Group’s net income for the year ended 31 December 2005 was £1,351 million (2004: £1,508 million) compared to £2,493 million (2004: £2,392 million) under IFRS. Reconciliations between IFRS and US GAAP figures, together with detailed explanations of the accounting differences, are included in note 56 to the financial statements.

The Lloyds TSB Group’s IFRS net income increased by £101 million, or 4 per cent, in 2005 compared with 2004, whereas its US GAAP net income decreased by £157 million, or 10 per cent. The US GAAP results have been adversely affected by the Lloyds TSB Group’s decision not to hedge any of its financial instruments for US GAAP accounting purposes and the increased US GAAP net pension charge.

Hedge accounting. Under IFRS, changes in the fair value of derivatives that are designated as hedges are either offset against the change in fair value of the hedged asset or liability through earnings or recognised directly in equity until the hedged item is recognised in earnings, depending on the nature of the hedge. Under US GAAP, because Lloyds TSB Group has elected not to satisfy the more onerous hedging criteria of SFAS No. 133 ‘Accounting for Derivative Instruments and for Hedging Activities’ in respect of derivative contracts, these instruments are treated as being held for trading purposes, with the unrealised mark-to-market gains and losses taken to income as they arise and the resulting assets or liabilities recorded on the balance sheet. As Lloyds TSB Group continues to hold a significant number of derivatives which are hedge accounted under IFRS this means that net income and shareholders’ equity under US GAAP are subject to greater volatility.

Pensions. IFRS requires that the pension costs in the income statement reflect the cost of accruing benefits for active employees, benefit improvements and the cost of severances borne by the schemes net of the expected return on scheme assets. The Lloyds TSB Group has elected to apply the corridor approach in respect of actuarial gains and losses and so, to the extent that the cumulative gains or losses remain within a corridor defined as the greater of 10 per cent of the scheme assets or liabilities, they are not reflected in the accounts. US GAAP prescribes a similar method but allows a certain portion of actuarial gains and losses to be deferred and allocated in equal amounts over the average remaining service lives of the current employees.

At the beginning of the year the cumulative unrecognised actuarial losses related to the Lloyds TSB Group’s pension schemes exceeded the corridor limits on a US GAAP basis, but did not on an IFRS basis (as the relevant cumulative losses have only arisen since the adoption of IAS 19, Employee Benefits, on 1 January 2004) and consequently the 2005 US GAAP results include an amortisation charge which is not required under IFRS.

Other areas where differences in accounting have had a significant effect upon the Lloyds TSB Group’s US GAAP results are as follows:

Insurance accounting. Under IFRS, for insurance contracts (and, in 2004, investment contracts within life assurance operations) the discounted value of the projected future cash flows attributable to the shareholder is recognised at the point of sale. IFRS therefore results in a proportion of the profit expected to accrue over the life of various products being recognised at their inception. Under US GAAP income is recognised in the income statement in the period in which it is earned and expenses in the period in which they are incurred. This results in a more even recognition of profit over the life of the related policies.

Intangible assets. Under US GAAP, the Lloyds TSB Group has recognised intangible assets reflecting the value of the customer relationships associated with acquisitions made in prior periods. These intangible assets are amortised through the income statement reducing US GAAP net income. The reconciling item still exists, despite the convergence of IFRS and US GAAP in this area, as, on transition, the Lloyds TSB Group chose not to apply IFRS to business combinations that occurred before 1 January 2004.

Average balance sheet and net interest income

The tables below have been prepared in accordance with IFRS (for 2004 and 2005) and with UK Generally Accepted Accounting Principles (for 2003) and, as a result, the information included in the tables for 2004 and 2005 is not directly comparable with that for 2003.

	2005	2005		2004	2004
	Average	Interest	2005	Average	Interest	2004
	balance	income	Yield	balance	income	Yield
IFRS	£m	£m	%	£m	£m	%

Assets
Treasury bills and other eligible bills:
– Domestic offices				41	2	4.88
– Foreign offices				161	4	2.48
Loans and advances to banks:
– Domestic offices	31,198	1,111	3.56	26,731	917	3.43
– Foreign offices	2,224	88	3.96	2,071	62	2.99
Loans and advances to customers:
– Domestic offices	152,469	9,859	6.47	127,646	8,221	6.44
– Foreign offices	4,948	236	4.77	5,514	219	3.97
Available-for-sale financial assets:
– Domestic offices	9,623	349	3.63
– Foreign offices	4,554	159	3.49
Debt securities:
– Domestic offices				9,989	300	3.00
– Foreign offices				4,372	118	2.70
Lease and hire purchase receivables:
– Domestic offices	11,137	787	7.07	11,118	864	7.77
– Foreign offices	—	—	—	—	—	—

Total interest-earning assets of banking book	216,153	12,589	5.82	187,643	10,707	5.71
Total interest-earning trading securities and other financial assets at fair value through profit or loss (2004: trading assets)	31,185	1,563	5.01	34,037	1,536	4.51

Total interest-earning assets	247,338	14,152	5.72	221,680	12,243	5.52
Allowance for impairment losses on loans and advances	(2,058)			(1,729)
Non-interest earning assets:
– Domestic offices	58,916			47,510
– Foreign offices	919			902

Total average assets and interest income	305,115	14,152	4.64	268,363	12,243	4.56

Percentage of assets applicable to foreign activities (%)	4.2			4.8

	2005			2004
	Average	2005	2005	Average	2004	2004
	interest	Net	Net	interest	Net	Net
	earning	interest	interest	earning	interest	interest
	assets	income	margin	assets	income	margin
IFRS	£m	£m	%	£m	£m	%

Average interest-earning assets and net interest income:
– Banking business	216,153	5,671	2.62	187,643	5,110	2.72
– Trading securities and other financial assets at fair value through profit or loss (2004: trading assets)	31,185	1,114	3.57	34,037	947	2.78

Net yield on interest-earning assets	247,338	6,785	2.74	221,680	6,057	2.73

	2005	2005		2004	2004
	Average	Interest	2005	Average	Interest	2004
	balance	expense	Cost	balance	expense	Cost
IFRS	£m	£m	%	£m	£m	%

Liabilities and shareholders’ funds
Deposits by banks:
– Domestic offices	23,645	854	3.61	20,199	456	2.26
– Foreign offices	4,075	99	2.43	4,227	102	2.41
Liabilities to banks under sale and repurchase agreements:
– Domestic offices	4,419	258	5.84	4,200	192	4.57
– Foreign offices	3	—	1.56	4	—	2.41
Customer accounts:
– Domestic offices	117,622	3,329	2.83	105,400	2,963	2.81
– Foreign offices	2,194	72	3.28	2,303	40	1.74
Liabilities to customers under sale and repurchase agreements:
– Domestic offices	4,179	134	3.21	2,787	125	4.49
– Foreign offices	106	2	1.89	121	2	1.65
Debt securities in issue:
– Domestic offices	27,895	1,199	4.30	19,837	924	4.66
– Foreign offices	3,026	108	3.57	2,685	48	1.79
Other interest-bearing liabilities:
– Domestic offices	3,618	262	7.24	2,635	144	5.46
– Foreign offices	—	—	—	—	—	—
Subordinated liabilities:
– Domestic offices	11,515	601	5.22	10,175	601	5.91
– Foreign offices	—	—	—	—	—	—

Total interest-bearing liabilities of banking book	202,297	6,918	3.42	174,573	5,597	3.21
Total interest-bearing liabilities of trading book	11,245	449	3.99	14,992	589	3.93

Total interest-bearing liabilities	213,542	7,367	3.45	189,565	6,186	3.26
Interest-free liabilities
Minority interests and shareholders’ funds:
– Domestic offices	7,202			8,789
– Foreign offices	2,844			2,388
Non-interest bearing customer accounts:
– Domestic offices	3,636			3,134
– Foreign offices	267			372
Other interest-free liabilities:
– Domestic offices	77,177			63,364
– Foreign offices	447			751

Total average liabilities and interest expense	305,115	7,367	2.41	268,363	6,186	2.31

Percentage of liabilities applicable to foreign activities (%)	3.4			4.1

				2005		2004
IFRS				%		%

Net interest margin for the banking book
Domestic offices				2.68		2.79
Foreign offices				1.72		1.74
Group margin				2.62		2.72

Loans and advances to banks and customers include impaired lending. In 2004, interest receivable on such loans was only included to the extent to which cash payments had been received, in accordance with Lloyds TSB Group’s policy on income recognition. In 2005, interest has been recognised using the effective interest rate method, as required by IAS 39.

Approximately 85 per cent of the value of the balances are calculated on a daily basis with balances held by Lloyds TSB Group’s leasing and asset finance businesses averaged on a monthly basis. Management believes that the interest rate trends are substantially the same as they would be if all balances were averaged on the same basis.

Changes in net interest income – volume and rate analysis

The following table allocates changes in net interest income between volume and rate for 2005 compared with 2004. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2005 compared with 2004
	Increase/(decrease)
	Total change	Volume	Rate
IFRS	£m	£m	£m

Interest receivable and similar income
Loans and advances to banks:
– Domestic offices	194	159	35
– Foreign offices	26	6	20
Loans and advances to customers:
– Domestic offices	1,638	1,605	33
– Foreign offices	17	(27)	44
Available-for-sale financial assets (2004: Treasury and other eligible bills and Debt securities):
– Domestic offices	47	(15)	62
– Foreign offices	37	1	36
Lease and hire purchase receivables:
– Domestic offices	(77)	1	(78)
– Foreign offices	—	—	—

Total banking book interest receivable and similar income	1,882	1,730	152
Total interest receivable and similar income on trading securities and other financial assets at fair value through profit or loss (2004: trading assets)	27	(143)	170

Total interest receivable and similar income	1,909	1,587	322

	2005 compared with 2004
	Increase/(decrease)
	Total change	Volume	Rate
IFRS	£m	£m	£m

Interest payable
Deposits by banks:
– Domestic offices	398	124	274
– Foreign offices	(3)	(4)	1
Liabilities to banks under sale and repurchase agreements:
– Domestic offices	66	13	53
– Foreign offices	—	—	—
Customer accounts:
– Domestic offices	366	346	20
– Foreign offices	32	(4)	36
Liabilities to customers under sale and repurchase agreements:
– Domestic offices	9	45	(36)
– Foreign offices	—	—	—
Debt securities in issue:
– Domestic offices	275	346	(71)
– Foreign offices	60	12	48
Other interest bearing liabilities:
– Domestic offices	118	71	47
– Foreign offices	—	—	—
Subordinated liabilities:
– Domestic offices	—	70	(70)
– Foreign offices	—	—	—

Total banking book interest payable	1,321	1,019	302
Total trading book interest payable	(140)	(150)	10

Total interest payable	1,181	869	312

The average balance sheet for 2003 excludes the long-term assurance business assets and liabilities attributable to policyholders. The interest yields and costs for foreign office assets and liabilities have been affected by Lloyds TSB Group’s operations in Latin America since the countries in which Lloyds TSB Group has operated are periodically subject to comparatively high rates of interest, in certain instances this has had the effect of producing unusually high yields and costs.

	2003	2003	2003
	Average	Interest
	balance	income	Yield
UK GAAP	£m	£m	%

Assets
Treasury bills and other eligible bills:
– Domestic offices	2,237	68	3.04
– Foreign offices	541	5	0.92
Loans and advances to banks:
– Domestic offices	11,831	412	3.48
– Foreign offices	2,487	117	4.70
Loans and advances to customers:
– Domestic offices	111,340	6,877	6.18
– Foreign offices	18,491	1,434	7.76
Debt securities:
– Domestic offices	9,863	350	3.55
– Foreign offices	4,664	102	2.19
Lease and hire purchase receivables:
– Domestic offices	11,429	783	6.85
– Foreign offices	13	1	7.69

Total interest-earning assets of banking book	172,896	10,149	5.87
Total interest-earning assets of trading book	17,622	666	3.78

Total interest-earning assets	190,518	10,815	5.68
Provisions for bad and doubtful debts	(1,846)
Non-interest earning assets:
– Domestic offices	18,973
– Foreign offices	3,353

Total average assets and interest income	210,998	10,815	5.13

Percentage of assets applicable to foreign activities (%)	13.8

	2003	2003	2003
	Average
	interest	Net
	earning	interest
	assets	income	Yield
UK GAAP	£m	£m	%

Average interest-earning assets and net interest income:
– Banking business	172,896	5,255	3.04
– Trading business	17,622	—	—

Net yield on interest-earning assets	190,518	5,255	2.76

	2003	2003	2003
	Average	Interest
	balance	expense	Cost
UK GAAP	£m	£m	%

Liabilities and shareholders’ funds
Deposits by banks:
– Domestic offices	13,610	259	1.90
– Foreign offices	5,333	113	2.12
Liabilities to banks under sale and repurchase agreements:
– Domestic offices	1,449	29	2.00
– Foreign offices	253	37	14.62
Customer accounts:
– Domestic offices	97,864	2,282	2.33
– Foreign offices	8,637	450	5.21
Liabilities to customers under sale and repurchase agreements:
– Domestic offices	2,990	148	4.95
– Foreign offices	156	3	1.92
Debt securities in issue:
– Domestic offices	16,793	606	3.61
– Foreign offices	7,959	345	4.33
Subordinated liabilities:
– Domestic offices	10,371	610	5.88
– Foreign offices	198	12	6.06

Total interest-bearing liabilities of banking book	165,613	4,894	2.96
Total interest-bearing liabilities of trading book	17,622	666	3.78

Total interest-bearing liabilities	183,235	5,560	3.03
Interest-free liabilities
Minority interests and shareholders’ funds:
– Domestic offices	6,133
– Foreign offices	3,064
Non-interest bearing customer accounts:
– Domestic offices	2,745
– Foreign offices	845
Other interest-free liabilities:
– Domestic offices	12,282
– Foreign offices	2,694

Total average liabilities and interest expense	210,998	5,560	2.64

Percentage of liabilities applicable to foreign activities (%)	12.9

2003
UK GAAP	%

Net interest margin for the banking book
Domestic offices	3.11
Foreign offices	2.67
Group margin	3.04

Risk management

Risk as a strategic differentiator

Following the embedding of the risk governance framework and the repositioning of specialist risk functions closer to the business in 2004, the focus for 2005 has been the development of a new risk framework which clearly aligns our risk taking to the objectives and priorities of Lloyds TSB Group and facilitates more effective decision making. The Group’s ability to take risks which are well understood, consistent with our strategy and plans and appropriately remunerated, is a key driver of shareholder return.

The maintenance of a strong control framework remains a priority and is the foundation for the delivery of effective risk management. Risk analysis and reporting have been further strengthened to identify opportunities as well as risks, to improve the Group’s ability to take an aggregate view of the overall risk portfolio and assign clear responsibilities and timescales at group and divisional level for risk mitigation strategies. Risk continues to be a key component of routine management information reporting and is embedded within staff objectives via balanced scorecards.

The objective remains to go beyond risk mitigation and control to developing risk capabilities as a key strategic differentiator for Lloyds TSB.

Regulatory requirements

Risk control

Defining and promoting
effective use of the
Group’s risk capacity

Differentiating excellence
in risk management

Effectiveness

Risk governance structures

The changing regulatory environment faced by the Group’s businesses, and developments in best practice, prompted the Group during 2003 and 2004 to perform an extensive review of its risk governance structures. During 2005 these structures have enabled the Group to strengthen risk evaluation and management.

Board and committees

Risk management oversight

Business risk management

Board and board committees

Management committees

Personnel

Functions

Direct reporting line

Functional reporting line to support committees

Functional reporting line

Business risk functions report to their respective managing director, who in turn reports to the group executive directors

Audit committee

Risk oversight committee

Group executive committee

Group chief executive

Group executive directors

Divisional risk officers

Director of group audit

Group Risk

Chief risk director

Business risk functions*

Group asset and liability
committee

Group business risk
committee

Lloyds TSB board

The board, assisted by its sub-committees, the risk oversight committee, the group executive committee and the audit committee approves the Group’s overall risk management framework. The board also reviews the Group’s aggregate risk exposures and concentrations of risk to seek to ensure that these are consistent with the board’s appetite for risk. The risk oversight responsibilities of the board, audit committee and risk oversight committee are shown in the corporate governance section (see ‘Management and employees – Corporate governance’) and further key risk oversight roles are described below.

The group executive committee, assisted by its sub-committees the group business risk committee and the group asset and liability committee, supports the group chief executive in ensuring the development, implementation and effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, and reviews the Group’s aggregate risk exposures and concentrations of risk. The group executive committee’s duties are described more fully on page 92.

Directors of the Group’s businesses have primary responsibility for measuring, monitoring and controlling risks within their areas of accountability and are required to establish control frameworks for their businesses that are consistent with the Group’s high level policies and within the parameters set by the board, group executive committee and Group Risk. Compliance with policies and parameters is overseen by the risk oversight committee, the group business risk committee, the group asset and liability committee, Group Risk and the divisional risk officers.

The chief risk director, a member of the group executive committee and reporting directly to the group chief executive, oversees and promotes the development and implementation of a consistent group wide risk management framework. The chief risk director, supported by Group Risk, provides objective challenge to the Group’s senior management.

Divisional risk officers provide oversight of risk management activity within each of the Group’s operating divisions. Reporting directly to the group executive directors responsible for the divisions and the chief risk director, their day-to-day contact with business management, business operations and risk initiatives seeks to provide an effective risk oversight mechanism. The direct reporting line to the chief risk director enables the Group to maintain a wide ranging and current perspective on material risks facing the Group and provides a mechanism to share best risk management practice.

The director of group audit provides the required independent assurance to the audit committee and the board that risks within the Group are recognised, monitored and managed within acceptable parameters. Group Audit is fully independent of Group Risk, seeking to ensure objective challenge to the effectiveness of the risk governance framework.

Accountability of line management has been further reinforced in relation to the management of risks arising from the Group’s business and in developing the risk awareness and risk management capability of the Group’s staff. A key objective is to ensure that business decisions strike an appropriate balance between risk and reward, consistent with the Group’s risk appetite. The top management team received regular briefings and guidance from the chief risk director to ensure awareness of the overarching risk model and a clear understanding of their accountabilities for risk and internal control.

During the year a new Control Self Assessment process has increased the focus of management at all levels on risk management and reinforced accountabilities. All business units, divisional risk offices and group functions have completed a Control Self Assessment, reviewing the effectiveness of their internal controls and putting in place enhancements where appropriate. Managing directors and group executive directors have certified the accuracy of their assessment.

Business management forms part of a tiered risk management model, as shown on page 36, with the divisional risk officers providing oversight and challenge, as described above, and the chief risk director and group committees establishing the group wide perspective.

The model seeks to provide the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also facilitates effective communication on these matters across the Group. These arrangements enable the Group to anticipate and pre-empt risks better, and to manage more effectively those risks which crystallise.

Reflecting the importance the Group places on risk management, risk is one of the five principal criteria that it includes in its balanced scorecard on which individual staff performance is judged. Business executives have specified risk management objectives, and incentive schemes take account of performance against these.

Risk management framework

Lloyds TSB Group uses an enterprise-wide framework for the identification, assessment, measurement and management of risk, designed to meet its customers’ needs and maximise value for shareholders over time by aligning risk management with the corporate strategy; assessing the impact of emerging risks from new technologies or markets; and developing risk tolerances and mitigating strategies. The framework strengthens the Group’s ability to identify and assess risks; aggregate group-wide risks and define the corporate risk appetite; develop solutions for reducing or transferring risk, where appropriate; and exploit risks to gain competitive advantage, thereby seeking to increase shareholder value.

A key focus for 2005 has been the enhancement of this framework. The approach starts with a simple but clear articulation of the Group’s strategic vision and the desired outcomes for our key stakeholders (shareholders, customers, staff, debt holders and regulators). The risk implications are expressed in a risk vision and high level risk appetite measures, which are in turn translated into high level risk principles and risk appetite measures and metrics for the primary risk types (credit risk, market risk, insurance risk, operational risk, strategy risk and financial soundness). The degree of sophistication continues to evolve. An overview of each of the primary risk drivers is set out on pages 39 to 60. The more detailed articulation of the risk principles and distribution of the risk appetite measures amongst the divisions and businesses is subsequently agreed by the group chief executive, through consultation with the group executive committee and on the advice of the group business risk committee and the group asset and liability committee.

Risk language

The Group has revised the risk language during the year such that all risks are classified within one of six primary risk drivers. These are further broken down into thirteen enterprise wide risk management (EWRM) risk types to enable more detailed review and facilitate appropriate reporting and analysis of root causes, as set out below.

Primary risk
drivers

EWRM
risk types

Strategy

Strategy

Credit

Credit

Market

Market

Insurance

Insurance

Operational

Financial soundness

Financial soundness

Governance

Legal and regulatory

Customer treatment

Process and resource

Theft, fraud and
other criminal acts

People

Change

Product and service

Governance risk, legal and regulatory risk, customer treatment risk, process and resource risk, theft, fraud and other criminal acts risk, people risk and change-related risk are all categories of operational risk. A more detailed language has been identified for these operational risks.

Risk policy

A key component of the risk management framework is the policy framework. During the year this has been substantially revised to reinforce clarity of accountabilities, efficiency and effectiveness. The process of embedding will continue into 2006.

The main policy levels are identified below:

•	Principles – high level policy for the six primary risk drivers (agreed by the board)

•	Group policy – policy for the main EWRM risk types aligned to the risk drivers (agreed by the group chief executive)

•	Detailed group policy – detailed policy that applies across the Group (agreed by the chief risk director)

•	Divisional policy – local policy that specifically applies to a division (agreed by the appropriate group risk director)

•	Business unit policy – local policy that specifically applies to a business unit (agreed by the divisional risk officer)

Divisional and business unit policy is only produced by exception and is not necessary unless there is a specific area for which a particular division or business unit requires a greater level of detail than is appropriate for group level policy. The governance arrangements for development of, and compliance with, group, divisional and business unit policy, and the associated accountabilities are clearly outlined. All staff are expected to be aware of the policies and procedures which apply to them and their work and to observe the relevant policies and procedures. Line management in each business area has primary responsibility for ensuring that group policies and the relevant local policies and procedures are known and observed by all staff within that area.

Group and divisional risk functions have responsibility for overseeing effective implementation of policy. Group Audit provides independent assurance to the board about the effectiveness of the Group’s control framework and adherence to policy.

Policies are reviewed regularly to seek to ensure accuracy and appropriateness.

Risk reporting

Divisional risk functions use the standard language when reporting risks centrally, to enable risk aggregation, and when assessing risk levels of new products, change initiatives or business plans. Divisional risk committees monitor their risk levels against their risk appetite seeking to ensure effective mitigating action is being taken where appropriate. Divisional risk reports are reviewed by divisional executive committees to ensure divisional senior management are satisfied with the overall risk profile, risk accountabilities and progress on any necessary mitigating actions.

At group level a consolidated risk report is produced which is reviewed and debated by group business risk committee, group executive committee, risk oversight committee and board to ensure senior management and the board are satisfied with the overall risk profile, risk accountabilities and any necessary mitigating actions. During the year the Group’s consolidated risk report was further enhanced to support the identification, control and effective management of risk.

Strategy risk

The Group includes product and service risk within the wider definition of strategy risk and the two categories are described in further detail below.

Strategy risk

Definition

Strategy risk is the risk arising from developing a strategy that does not maximise franchise value and/or fails to achieve the initiatives in the agreed strategic plan due to changing or flawed assumptions. In assessing strategic risk consideration is given to both:

•	external factors (i.e. economic, technological, political, social and ethical, environmental, legal and regulatory, market expectations, reputation and competitive behaviour), and

•	internal factors (i.e. resource capability and availability, customer treatment, service level agreements, products and funding and the risk appetite of other risk categories).

Control

An annual strategic planning process is conducted at group and business level which includes a quantitative and qualitative assessment of the risks in the Group’s plan. Within the planning round, the Group conducts both scenario analysis and stress tests to assess risks to future earning streams.

The Group’s strategy is reviewed and approved by the board. Regular reports are provided to the group executive committee and the board on the progress of the Group’s key strategies and plans. Group Risk conducts oversight to seek to ensure the business plans remain consistent with the Group’s strategy. Revenue and capital investment decisions require additional formal assessment and approval. Formal risk assessment is conducted as part of the financial approval process. Significant company mergers and acquisitions require specific approval by the board. In addition to the standard due diligence conducted during a merger or acquisition, Group Risk conducts, where appropriate, an independent risk assessment of the target company and its proposed integration into Lloyds TSB Group.

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

Product and service risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, from the inherent characteristics, management or distribution of products or services, or from failure to meet or better customer expectations and competitor offerings.

Control

The Group is strongly committed to the fair treatment of its customers. This is embedded into the processes and risk assessment which takes place to seek to ensure businesses have developed customer centric strategies for product and business development, marketing, selling and after sales service. Businesses maintain a range of products to meet customers’ needs and the business strategy and are responsible for managing and controlling product risks and complying with applicable regulations.

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

The Group defines a new product as a new or amended product that introduces a significantly different risk profile at group or business level. In line with defined policy, businesses provide divisional risk management with details of new products at an early stage of product or service development to seek to ensure compliance with the Group’s risk appetite and strategy. Businesses are required to demonstrate that new products meet clearly defined customer needs and that the sales process mitigates the risks of unsuitable sales. Where appropriate, technical advice and approval is sought from specialist functions. Only new products carrying the approval of divisional risk management and the businesses involved in their manufacture and delivery are offered to customers.

Businesses establish and monitor performance standards for all marketed products across a range of indicators, for example sales volumes, customer service and risk profile. Significant deviations from these standards are investigated and appropriate action taken.

Credit risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, as a result of the failure of the party with whom we have contracted to meet its obligations (both on and off balance sheet).

Credit risk framework

Credit risk is managed according to baseline credit framework standards, against which all activity is assessed. This framework identifies the following key elements: governance, organisational framework, policies, people, processes and procedures, management information, and systems and technology.

Credit risk can arise from lending or investing or through off balance sheet activities such as guarantees or the undertaking of settlement or delivery risk. The primary off balance sheet instruments used by the Group are guarantees together with standby, documentary and commercial letters of credit.

In its principal retail portfolios, the Group uses statistically-based decisioning techniques (primarily credit scoring), although thresholds are set above which an individual credit assessment takes place. Divisional risk departments review scorecard effectiveness and approve changes, with material changes subject to Group Risk approval. Credit risk in non-retail portfolios is subject to individual credit assessments, which consider the strengths and weaknesses of individual transactions and the balance of risk and reward.

Credit risk exposures in the insurance businesses arise primarily from holding investments and from exposure to reinsurers. Control is exercised over those exposures through a suitable combination of formal limits set out in mandates, credit policy parameters and high level committee oversight.

Credit risk also arises from the use of derivatives. Note 17 to the financial statements shows the total notional principal amount of interest rate, exchange rate and equity and other contracts outstanding at 31 December 2005. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure.

Credit risk may also arise through the existence of contracts for the provision of services or products to Lloyds TSB and this is also considered through individual credit assessments, where the risks of loss are material.

Day-to-day credit management and asset quality within each business is primarily the responsibility of the relevant business director.

Credit quality is supported by specialist units to provide, for example: intensive management and control; security perfection, maintenance and retention; expertise in documentation for lending and associated products; sector-specific expertise; and legal services applicable to the particular market place and product range offered by the business.

Impairment provisions are provided for losses that have been incurred at the balance sheet date. Changes in general economic conditions in the UK or in interest rates could result in losses that are different from those provided for at the balance sheet date.

Control

The following are the principal mechanisms through which the Group operates the credit risk framework set out above:

Credit rating systems. All business units operate appropriate rating system(s) for their portfolio(s). All rating systems, which are authorised by executive management, comply with the Group’s standard methodology. The Group uses a ‘Master Scale’ rating structure with ratings corresponding to a range of probabilities of future default.

Monitoring of rating systems. The Group uses rating systems as an integral part of the credit process deployed within the credit life cycle. Whilst divisional risk teams have responsibility for monitoring rating model performance, Group Risk reviews new models and material changes to existing models, seeking executive management approval as necessary.

Portfolio monitoring and reporting. With Group Risk, businesses and divisions identify and define portfolios of credit and related risk exposures and the key benchmarks, behaviours and characteristics by which those portfolios are managed in terms of credit risk exposure. This entails the production and analysis of regular portfolio monitoring reports for review by Group Risk. Group Risk in turn produces an aggregated review of credit risk throughout the Group, which is presented to the group business risk committee.

Credit principles and policy. Group Risk sets out the group credit principles according to which credit risk is managed. These form the basis of the group credit policy, which in turn is the basis for divisional and business unit credit policy. Principles and policy are reviewed regularly and any changes are subject to a review and approval process.

Lending guidelines. These define the responsibilities of lending officers and seek to provide a disciplined and focused benchmark for credit decisions.

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

Concentration risk. Credit risk management sets portfolio controls on certain industries, sectors and product lines that reflect risk appetite, and monitors exposures to prevent excessive concentration of risk. These concentration risk controls are not necessarily in the form of a maximum limit on lending but may instead require new business in concentrated sectors to fulfil additional hurdle requirements. Amongst these controls is a series of time-referenced sector caps to manage residual value risk exposure, seeking to ensure an acceptable distribution of risk. The Group’s large exposures are managed in accordance with regulatory reporting requirements.

Impairment process. The maintenance of adequate impairment allowances is considered a key issue from a credit control perspective. Impairment methodology is set out in credit policy and is subject to a rigorous governance process, including the preparation of a regular Impairment Review paper to executive management, consideration by dedicated business unit and divisional impairment review committees and the reporting to the group executive committee of material individual counterparty impairment charges.

Facilities database. A database is maintained of all non-retail customer relationships to assist in the identification and aggregation of cross-business unit commitments. The Group uses a system known as parent company executives, under which there is a central person responsible for each non-retail customer relationship, to whom other business units wishing to do business with the same customer must apply for credit limits.

Credit portfolio model. The Group models portfolio credit risk based on defaults, using a statistically-based model which calculates the economic equity employed and credit value at risk for each portfolio.

Stress testing and scenario analysis. The credit portfolio model is also used in stress-testing, to simulate a scenario and calculate its impact. Our modelling capabilities are currently subject to further development. Events are modelled both at a group wide level, at divisional and business unit level and by portfolio, for example, for a specific industry sector.

Risk assurance and oversight. Divisional and group level oversight teams monitor credit performance trends, review and challenge exceptions to planned outcomes and test the adequacy of credit risk infrastructure and governance processes throughout the Group. This includes tracking portfolio performance against an agreed set of key risk indicators. Risk assurance teams and Group Audit are engaged where appropriate to conduct further credit reviews if a need for closer scrutiny is identified.

Risk appetite

Credit risk appetite is defined as the quantum and quality of the desired credit portfolio and the direction in which the Group wants to manage it, in order to achieve its short and long-term strategic goals.

Historically, credit risk appetite has been described through a series of policies, sector caps, country limits and the annual and planned bad debt charge. To supplement this, and provide a more forward looking view of credit risk, we have now embarked on the process of introducing more sophisticated metrics to define credit risk appetite, assisted by the introduction of more advanced rating systems across the Group to support Basel II developments. A number of different measures have been developed to describe the Group’s credit risk appetite, since no single measure is considered sufficient. These metrics will be used as the basis for setting appetite ranges, at business unit, division and aggregated group level.

These appetite ranges will not replace the existing controls and measures set out above. It is expected that our appetite measures will be improved over time as usage is widened and methodologies developed.

Risk mitigation

Lloyds TSB Group uses a range of approaches to mitigate credit risk. In the case of individual exposures, the Group makes use of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure. The Group will also consider the sale of assets, where credit concerns exist. Securitisation is another credit mitigation technique which receives consideration as does the use of credit derivative-based approaches.

Where it is efficient and likely to be effective (generally with counterparties with which it undertakes a significant volume of transactions), the Group enters into master netting arrangements. Although master netting arrangements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis, they do reduce the credit risk to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Group’s overall exposure to credit risk on derivative instruments subject to master netting arrangements can change substantially within a short period since it is affected by each transaction subject to the arrangement.

Loan portfolio

The tables below have been prepared in accordance with IFRS (for 2004 and 2005) and with UK Generally Accepted Accounting Principles (for 2001, 2002 and 2003) and, as a result, the information included in the tables for 2004 and 2005 is not directly comparable with that for 2001, 2002 and 2003.

Analysis of loans and advances to banks and customers

The following tables analyse loans to banks and customers by geographical area and type of loan at 31 December for each of the five years listed.

IFRS	2005 £m	2004 £m

Domestic
Loans and advances to banks	28,859	29,052
Loans and advances to customers:
– Mortgages	88,528	80,065
– Other personal lending	22,776	22,830
– Agriculture, forestry and fishing	2,299	2,076
– Manufacturing	5,983	3,292
– Construction	2,059	1,877
– Transport, distribution and hotels	7,649	6,753
– Financial, business and other services	16,272	13,442
– Property companies	8,267	5,775
– Lease financing	5,815	6,227
– Hire purchase	4,853	4,828
– Other	7,696	5,223

Total domestic loans	201,056	181,440

Foreign
Loans and advances to banks	2,797	2,797
Loans and advances to customers:
– Mortgages	367	277
– Other personal lending	260	256
– Agriculture, forestry and fishing	46	31
– Manufacturing	795	511
– Construction	130	87
– Transport, distribution and hotels	730	1,041
– Financial, business and other services	1,586	1,763
– Property companies	142	64
– Other	763	583

Total foreign loans	7,616	7,410

Total loans	208,672	188,850
Allowance for impairment losses	(2,073)	(1,663)
Interest held in suspense		(21)

Total loans and advances net of allowance for impairment losses	206,599	187,166

UK GAAP	2003 £m	2002 £m	2001 £m

Domestic
Loans and advances to banks	13,671	15,291	12,737
Loans and advances to customers:
– Mortgages	70,750	62,467	56,578
– Other personal lending	20,139	16,579	13,765
– Agriculture, forestry and fishing	2,025	2,076	2,074
– Manufacturing	3,211	3,373	3,321
– Construction	1,497	1,482	1,309
– Transport, distribution and hotels	4,741	4,696	4,440
– Financial, business and other services	9,652	8,352	8,736
– Property companies	4,577	4,008	2,907
– Lease financing	6,470	7,285	7,552
– Hire purchase	4,701	4,342	4,364
– Other	3,351	3,397	2,992

Total domestic loans	144,785	133,348	120,775

Foreign
Loans and advances to banks	1,894	2,239	2,489
Loans and advances to customers:
– Mortgages	331	4,763	3,467
– Other personal lending	263	1,098	1,672
– Agriculture, forestry and fishing	40	2,220	1,708
– Manufacturing	926	1,608	2,004
– Construction	124	328	304
– Transport, distribution and hotels	1,423	2,459	2,570
– Financial, business and other services	1,866	3,196	2,631
– Property companies	74	1,117	896
– Lease financing	—	15	33
– Other	795	1,436	1,148

Total foreign loans	7,736	20,479	18,922

Total loans	152,521	153,827	139,697
Provisions for loan losses	(1,695)	(1,767)	(1,468)
Interest held in suspense	(28)	(57)	(70)

Total loans and advances net of provisions and interest held in suspense	150,798	152,003	138,159

IFRS	2005 £m	2004 £m

Analysis of foreign loans by region
Loans and advances to customers:
– Latin America	173	125
– USA	1,984	2,385
– Europe	1,927	1,587
– Rest of the world	735	516

	4,819	4,613

Loans and advances to banks:
– Latin America	76	72
– USA	315	69
– Europe	1,470	1,853
– Rest of the world	936	803

	2,797	2,797

Total foreign loans	7,616	7,410

UK GAAP	2003 £m	2002 £m	2001 £m

Analysis of foreign loans by region
Loans and advances to customers:
– New Zealand	—	10,447	8,435
– Latin America	557	1,591	2,347
– USA	2,681	3,412	3,059
– Europe	1,981	2,142	2,118
– Rest of the world	623	648	474

	5,842	18,240	16,433

Loans and advances to banks:
– New Zealand	—	622	534
– Latin America	143	52	209
– USA	95	227	158
– Europe	1,408	1,164	1,379
– Rest of the world	248	174	209

	1,894	2,239	2,489

Total foreign loans	7,736	20,479	18,922

The classification of lending as domestic or foreign is based on the location of the office recording the transaction, except for certain lending of the international business booked in London.

Summary of loan loss experience

The following tables analyse the movements in the allowance for impairment losses for each of the five years listed.

IFRS	2005 £m	2004 £m

Balance at beginning of year
Domestic	1,562	1,468
Foreign	101	227

Total balance at beginning of year – before transition to IAS 39	1,663	1,695
Adjustment to reflect transition to IAS 39 on 1 January 2005	256

Balance at beginning of year after transition to IAS 39	1,919

Exchange and other adjustments	1	(11)

Reclassifications	43	—
Acquisition and disposal of businesses	(27)	(33)
Advances written off:
Domestic
Loans and advances to customers:
– Mortgages	(6)	(2)
– Other personal lending	(900)	(760)
– Agriculture, forestry and fishing	(1)	(4)
– Manufacturing	(26)	(39)
– Construction	(8)	(3)
– Transport, distribution and hotels	(37)	(33)
– Financial, business and other services	(146)	(17)
– Property companies	—	(15)
– Lease financing	(5)	(3)
– Hire purchase	(77)	(49)
– Other	(25)	(36)
Loans and advances to banks	—	(15)

Total domestic	(1,231)	(976)
Foreign	(5)	(52)

Total advances written off	(1,236)	(1,028)

Recoveries of advances written off:
Domestic
Loans and advances to customers:
– Mortgages	2	2
– Other personal lending	124	119
– Agriculture, forestry and fishing	—	1
– Manufacturing	2	7
– Construction	1	7
– Transport, distribution and hotels	5	14
– Financial, business and other services	14	14
– Hire purchase	5	6
– Other	2	1

Total domestic	155	171
Foreign	3	3

Total recoveries of advances written off	158	174

Net advances written off:
Domestic	(1,076)	(805)
Foreign	(2)	(49)

Total net advances written off	(1,078)	(854)

IFRS	2005 £m	2004 £m

Effect of unwinding of discount recognised through interest income	(87)

Allowances for impairment losses charged against income for the year:
Domestic
Loans and advances to customers:
– Mortgages	18	4
– Other personal lending	1,193	807
– Agriculture, forestry and fishing	—	(3)
– Manufacturing	1	(1)
– Construction	(3)	4
– Transport, distribution and hotels	20	43
– Financial, business and other services	14	(13)
– Property companies	—	15
– Lease financing	(3)	7
– Hire purchase	70	57
– Other	(4)	35
– General provisions		(57)

Loans and advances to banks	—	—

Total domestic	1,306	898
Foreign	(4)	(32)

Total allowances for impairment losses charged against income for the year	1,302	866

Balance at end of year
Domestic	2,037	1,562
Foreign	36	101

Total balance at end of year	2,073	1,663

Ratio of net write-offs during the year to average loans outstanding during the year	0.6%	0.6%

UK GAAP	2003 £m	2002 £m	2001 £m

Balance at beginning of year
Domestic	1,344	1,162	1,129
Foreign	423	306	297

Total balance at beginning of year	1,767	1,468	1,426

Exchange and other adjustments	(1)	(58)	(14)
Acquisition and disposal of businesses	(54)	3	—
Advances written off:
Domestic
Loans and advances to customers:
– Mortgages	(1)	(21)	(23)
– Other personal lending	(691)	(554)	(456)
– Agriculture, forestry and fishing	(11)	(2)	(9)
– Manufacturing	(30)	(25)	(18)
– Construction	(11)	(17)	(8)
– Transport, distribution and hotels	(40)	(27)	(34)
– Financial, business and other services	(11)	(53)	(44)
– Property companies	(36)	(19)	(21)
– Lease financing	(4)	(17)	(11)
– Hire purchase	(44)	(50)	(68)
– Other	(47)	(2)	(9)
Loans and advances to banks	—	—	—

Total domestic	(926)	(787)	(701)
Foreign	(219)	(91)	(184)

Total advances written off	(1,145)	(878)	(885)

Recoveries of advances written off:
Domestic
Loans and advances to customers:
– Mortgages	2	5	17
– Other personal lending	103	83	81
– Agriculture, forestry and fishing	2	3	4
– Manufacturing	6	17	5
– Construction	2	3	2
– Transport, distribution and hotels	7	12	10
– Financial, business and other services	7	13	11
– Property companies	6	10	6
– Lease financing	1	3	4
– Hire purchase	6	15	22
– Other	—	1	3

Total domestic	142	165	165
Foreign	36	38	29

Total recoveries of advances written off	178	203	194

Net advances written off:
Domestic	(784)	(622)	(536)
Foreign	(183)	(53)	(155)

Total net advances written off	(967)	(675)	(691)

UK GAAP	2003 £m	2002 £m	2001 £m

Provision for loan losses charged against income for the year:
Domestic
Loans and advances to customers:
– Mortgages	(19)	(5)	2
– Other personal lending	679	514	423
– Agriculture, forestry and fishing	8	—	3
– Manufacturing	—	31	40
– Construction	11	14	(2)
– Transport, distribution and hotels	26	28	28
– Financial, business and other services	49	107	39
– Property companies	22	(1)	4
– Lease financing	2	3	5
– Hire purchase	40	57	47
– Other specific provisions	32	38	23
– General provisions	9	14	(42)
Loans and advances to banks	16	—	—

Total domestic	875	800	570
Foreign	75	229	177

Total provision for loan losses charged against income for the year	950	1,029	747

Balance at end of year
Domestic	1,468	1,344	1,162
Foreign	227	423	306

Total balance at end of year	1,695	1,767	1,468

Ratio of net write-offs during the year to average loans outstanding during the year	0.7%	0.5%	0.6%

The following tables analyse the coverage of the allowance for loan losses by category of loans.

		2005		2004
IFRS	2005 Allowance £m	Percentage of loans in each category to total loans %	2004 Allowance £m	Percentage of loans in each category to total loans %

Balance at year end applicable to:
Domestic:
Loans and advances to banks	1	13.8	1	15.4
Loans and advances to customers:
Mortgages	36	42.4	11	42.3
Other personal lending	1,530	10.9	788	12.1
Agriculture, forestry and fishing	2	1.1	3	1.1
Manufacturing	28	2.9	64	1.7
Construction	8	1.0	17	1.0
Transport, distribution and hotels	58	3.7	84	3.6
Financial, business and other services	165	7.8	158	7.1
Property companies	4	4.0	—	3.1
Lease financing	4	2.8	10	3.3
Hire purchase	99	2.3	91	2.6
Other	102	3.7	55	2.8

Total domestic	2,037	96.4	1,282	96.1
Foreign	36	3.6	101	3.9
General provision		—	280	—

Total balance at year end	2,073	100.0	1,663	100.0

		2003		2002		2001
UK GAAP	2003 Allowance £m	Percentage of loans in each category to total loans %	2002 Allowance £m	Percentage of loans in each category to total loans %	2001 Allowance £m	Percentage of loans in each category to total loans %

Balance at year end applicable to:
Domestic:

Loans and advances to banks	16	9.0	—	9.9	—	9.1
Loans and advances to customers:
Mortgages	7	46.4	25	40.7	44	40.5
Other personal lending	622	13.2	495	10.8	452	9.9
Agriculture, forestry and fishing	9	1.3	10	1.3	9	1.5
Manufacturing	97	2.1	121	2.2	98	2.4
Construction	9	1.0	7	1.0	7	0.9
Transport, distribution and hotels	60	3.1	67	3.1	54	3.2
Financial, business and other services	179	6.3	136	5.4	65	6.3
Property companies	—	3.0	8	2.6	18	2.1
Lease financing	6	4.2	7	4.7	18	5.4
Hire purchase	77	3.1	75	2.8	53	3.1
Other	50	2.2	65	2.2	30	2.1

Total domestic	1,132	94.9	1,016	86.7	848	86.5
Foreign	181	5.1	318	13.3	251	13.5
General provision	382	—	433	—	369	—

Total balance at year end	1,695	100.0	1,767	100.0	1,468	100.0

Risk elements in the loan portfolio

The following discussion consists of an analysis of credit risk elements by categories which reflect US lending and accounting practices. These differ from those employed in the UK. In particular:

Non-performing lending

2004

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

In accordance with IFRS, Lloyds TSB Group continued to accrue interest, where appropriate, on doubtful debts when there was a realistic prospect of recovery. This interest was charged to the customer’s account but it was not credited to income; it was placed on a suspense account and only taken to income if there ceased to be significant doubt about its being paid. Loans were transferred to non-accrual status where the operation of the customer’s account had ceased. This lending was managed by specialist recovery departments and written down to its estimated realisable value. Interest was not added to the lending or placed on a suspense account as its recovery was considered unlikely; it was only taken to income if it was received.

2005

In accordance with IFRS, Lloyds TSB Group continues to accrue and recognise interest on loans that have been written down as a result of an impairment loss. The interest recognised is based on the net carrying value of the loan and is less than that that would be recognised on a similar performing loan. Accordingly, no amounts are disclosed as non-accrual in 2005. If there is objective evidence that impairment has occurred and the carrying value of the loan exceeds the present value of its estimated future cash flows discounted at the loan’s original effective interest rate then a provision is made.

As a result of the changes, Lloyds TSB Group now analyses its non-performing lending between impaired loans with a provision and impaired loans contractually past due 90 days or more without a provision.

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

Potential problem loans

Potential problem loans are loans where known information about possible credit problems causes management to have concern as to the borrower’s ability to comply with the present loan repayment terms. Interest continues to be accrued to the profit and loss account until, in the opinion of management, its ultimate recoverability becomes doubtful.

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

In the UK, although a bank is entitled to enforce a first charge on a property held as security, it typically does so only to the extent of enforcing its power of sale. In accordance with IFRS and industry practice, Lloyds TSB Group takes control of a property held as collateral on a loan at repossession but title does not transfer to it. Loans subject to repossession continue to be reported as loans in the balance sheet. Any gains or losses on sale of the acquired property are recorded within the provision for loan losses during the reporting period.

The difference in practices has no effect on net income reported in the UK compared to that reported in the US but it does result in a difference in classification of losses and recoveries in the income statement. It also has the effect of causing UK banks to report an increased level of non-performing loans compared with US banks.

The following tables analyse risk elements in the loan portfolio as at 31 December for the last five years.

IFRS†	2005 £m	2004 £m

Loans accounted for on a non-accrual basis
Domestic offices		617
Foreign offices		56
Total non-accrual loans		673
Accruing loans on which interest is being placed in suspense
Domestic offices		527
Foreign offices		40
Total suspended interest loans		567
Accruing loans on which interest is still being accrued and taken to profit, and against which specific provisions have been made*
Domestic offices		1,363
Foreign offices		2
Total accruing loans against which specific provisions have been made		1,365
Impaired lending against which provisions are held
Domestic offices	4,064
Foreign offices	58
Total impaired lending against which provisions are held	4,122

Loans contractually past due 90 days or more as to principal or interest, but against which no provisions have been made
Domestic offices	1,210	1,040
Foreign offices	—	—
Total accruing loans	1,210	1,040

Total non-performing lending	5,332	3,645

Domestic offices	5,274	3,547
Foreign offices	58	98

Total non-performing lending	5,332	3,645

†

Following the adoption of IAS 39 with effect from 1 January 2005, interest is accrued on all outstanding loans, including those treated as impaired; accordingly, it is no longer possible to classify non-performing lending as being accounted for on either a non-accrual basis or a suspended interest basis. As a result of these changes, the Lloyds TSB Group now analyses its non-performing lending between impaired loans with a provision and impaired loans contractually past due 90 days or more without a provision. This figure is not directly comparable to the amounts disclosed in 2004, because prior to the adoption of IAS 39 provisions were only established in the event that the recovery of the principal balance was in serious doubt.

*

Included within accruing loans on which interest is still being accrued and taken to profit, and against which specific provisions have been made, in 2004 was £1m in respect of troubled debt restructurings. There were no troubled debt restructurings in 2005.

UK GAAP	2003 £m	2002 £m	2001 £m

Loans accounted for on a non-accrual basis
Domestic offices	480	421	278
Foreign offices	105	241	101

Total non-accrual loans	585	662	379

Accruing loans on which interest is being placed in suspense
Domestic offices	545	553	637
Foreign offices	88	199	206

Total suspended interest loans	633	752	843

Accruing loans on which interest is still being accrued and taken to profit, and against which specific provisions have been made
Domestic offices	1,199	1,217	1,265
Foreign offices	23	66	75

Total accruing loans against which specific provisions have been made	1,222	1,283	1,340

Accruing loans on which interest is still being accrued and taken to profit, the lending is contractually past due 90 days or more as to principal or interest, but against which no provisions have been made

Domestic offices	875	776	693
Foreign offices	—	34	37

Total accruing loans against which no provisions have been made	875	810	730

Troubled debt restructurings
Domestic offices	1	1	1
Foreign offices	—	2	9

Total troubled debt restructurings	1	3	10

Total non-performing lending
Domestic offices	3,100	2,968	2,874
Foreign offices	216	542	428

Total non-performing lending	3,316	3,510	3,302

Interest foregone on non-performing lending

The table below summarises the interest foregone on impaired lending.

2005 £m

Interest income that would have been recognised under original contract terms	362
Interest income included in profit	(209)

Interest foregone	153

Potential problem loans

In addition to the non-performing lending disclosed above, lendings which were current as to payment of interest and principal but where concerns existed about the ability of the borrowers to comply with loan repayment terms in the near future were as follows:

IFRS	2005 £m	2004 £m

Potential problem lending	1,800	1,450

	2003	2002	2001
UK GAAP	£m	£m	£m

Potential problem lending	1,696	1,734	1,423

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

IFRS	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m

As at 31 December 2005:
Germany	2.6	8,142	217	7,562	363
Netherlands	1.4	4,335	—	2,704	1,631
Belgium	1.3	4,133	12	4,006	115
United States of America	1.3	3,974	312	899	2,763

As at 31 December 2004:
Belgium	2.5	7,033	796	6,161	76
Germany	2.1	5,872	331	5,118	423
Netherlands	1.2	3,480	415	2,173	892
Japan	1.1	3,235	550	1,037	1,648

UK GAAP	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m

As at 31 December 2003:
Germany	2.3	4,553	284	3,851	418
Italy	1.7	3,510	2,411	759	340
Belgium	1.4	2,746	1,460	1,236	50
United States of America	1.2	2,371	45	1,109	1,217
Netherlands	1.2	2,343	431	950	962

As at 31 December 2005, Belgium had commitments of £62 million, Germany had commitments of £569 million, Netherlands had commitments of £952 million, and United States of America had commitments of £994 million.

As at 31 December 2005, on an IFRS basis, the country with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £2,448 million in total, was France.

As at 31 December 2004, on an IFRS basis, the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £4,767 million in total, were France and United States of America.

As at 31 December 2003, on an UK GAAP basis, the country with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £1,828 million in total, was France.

Market risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, arising from unexpected changes in financial prices, including interest rates, exchange rates and bond, commodity and equity prices. It arises in all areas of Lloyds TSB Group’s activities and is managed by a variety of different techniques.

Sources

The Group’s banking activities expose it to the risk of adverse movements in interest rates or exchange rates, with little or no exposure to equity or commodity risk.

•

Most of the Group’s trading activity is undertaken to meet the requirements of wholesale and retail customers for foreign exchange and interest rate products. However, some interest rate and exchange rate positions are taken using derivatives and on-balance sheet instruments with the objective of earning a profit from favourable movements in market rates

•

Market risk in the Group’s retail portfolios and in the Group’s capital funds arises from the different repricing characteristics of the Group’s banking assets and liabilities. Interest rate risk arises from the mismatch between interest rate insensitive liabilities and interest rate sensitive assets

•	Foreign currency risk also arises from the Group’s investment in its overseas operations

The Group’s insurance activities also expose it to market risk, encompassing interest rate, exchange rate and equity risk.

•	The management of with-profits funds leads to assets and liabilities that are mismatched with the aim of generating a higher rate of return to meet policyholders’ expectations

•	Unit-linked liabilities are matched with the same assets that are used to define the liability but future fee income is dependent upon the performance of these assets

•

For other insurance liabilities the aim is to invest in assets such that the cash flows on investments will match those on the projected future liabilities. It is not possible to eliminate risk completely as the timing of insured events is uncertain and bonds are not available at all of the required maturities. As a result the cash flows cannot be precisely matched and so sensitivity tests are used to test the extent of the mismatch

•

Surplus assets are held primarily in three portfolios; the surplus in the non-profit fund within the Long-Term Fund of Scottish Widows plc, assets in shareholder funds of life assurance companies and an investment portfolio within the general insurance business

The Group’s defined benefit pension schemes are exposed to significant risks from the constituent parts of their assets, primarily equity and interest rate risk, and from the present value of their liabilities.

Control

The group asset and liability committee regularly reviews market risk exposure and makes recommendations to the group chief executive concerning overall market risk appetite and market risk policy.

Banking activity

•

Trading is restricted to a number of specialist centres, the most important centre being financial markets division in London. These centres also manage market risk in the wholesale banking books, both in the UK and internationally. The level of exposure is strictly controlled and monitored within approved limits. Active management of the wholesale book is necessary to meet customer requirements and changing market circumstances.

•

Market risk in the Group’s retail portfolios and in the Group’s capital funds is managed within limits set out in the policy for group balance sheet management, which is reviewed annually and approved by the group asset and liability committee. The structural foreign exchange position is managed having regard to the currency composition of the Group’s risk-weighted assets and reported to the group asset and liability committee on a monthly basis. The objective is to limit the effect of exchange rate movements on the published risk asset ratio.

Insurance activity

•

Market risk exposure from the insurance businesses are controlled via approved investment policies consistent with the Group’s overall risk appetite and regularly reviewed by the group asset and liability committee

•	With-profits funds are managed in accordance with the relevant fund’s Principles and Practices of Financial Management

•

The investment strategy for other insurance liabilities is determined by the term and nature of the underlying liabilities and asset/liability matching positions are actively monitored. Actuarial tools are used to project and match the cash flows

•

Investment strategy for surplus assets held in excess of liabilities takes account of the regulatory and internal business requirements for capital to be held to support the business now and in the future

The Group liaises with the pension scheme trustees with regard to strategies for the overall mix of pension assets.

Risk appetite

Market risk appetite is defined as the quantum and composition of market risk that exists currently in the Group and the direction in which the Group wishes to manage this.

This statement of the Group’s overall appetite for market risk is reviewed and approved annually by the board. The group chief executive allocates this risk appetite across the Group. Individual members of the group executive committee ensure that market risk appetite is further delegated to an appropriate level within their areas of responsibility.

Exposures

The primary market risk measure used within the Group is the Value at Risk (VaR) methodology, which incorporates the volatility of relevant market prices and the correlation of their movements. Although an important measure of risk, VaR has limitations as a result of its use of historical data, assumed distribution, holding periods and frequency of calculation. The use of confidence levels does not convey any information about potential loss when the confidence level is exceeded. VaR is also not well suited to options positions. The Group recognises these limitations and supplements its use with a variety of other techniques. These reflect the nature of the business activity, and include interest rate re-pricing gaps, open exchange positions and sensitivity analysis. Stress testing and scenario analysis are also used in certain portfolios and at group level, to simulate extreme conditions to supplement these core measures.

The risk of loss measured by the VaR model is the potential loss in earnings. The total and average trading VaR does not assume any diversification benefit across the three risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported as a whole.

Trading

Based on the commonly used 95 per cent confidence level, assuming positions are held overnight and using observation periods of the preceding three years, the VaR for the years ended 31 December 2005 and 2004 based on the Group’s global trading positions was as detailed in the table below (the table also aggregates potential loss measures from options portfolios).

	31 December 2005				31 December 2004

	Closing £m	Average £m	Maximum £m	Minimum £m	Closing £m	Average £m	Maximum £m	Minimum £m

Interest rate risk	0.9	1.8	4.5	0.5	0.7	0.9	1.7	0.5
Foreign exchange risk	0.2	0.3	0.4	0.2	0.2	0.3	0.6	0.2
Equity risk	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total VaR (no diversification)	1.1	2.1	4.7	0.8	0.9	1.3	2.0	0.8

Non-trading

The Group’s banking non-trading exposure is summarised in the form of an interest rate repricing table, as set out in note 51 to the financial statements. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date. However, the table does not take into account the effect of interest rate options used by the Group to hedge its exposure.

It is estimated that a hypothetical immediate and sustained 100 basis point increase in interest rates on 1 January 2006 would decrease net interest income by £112.5 million for the 12 months to 31 December 2006, while a hypothetical immediate and sustained 100 basis point decrease in interest rates would increase net interest income by £104.7 million. An analysis by currency is shown below.

		North	Asia &	Europe & Middle	Total	Total
	UK	America	Australasia	East	2006	2005
	£m	£m	£m	£m	£m	£m

Change in net interest income from a +100 basis point shift in yield curves	(76.4)	(25.7)	0.1	(10.5)	(112.5)	(80.7)
Change in net interest income from a –100 basis point shift in yield curves	68.6	25.7	(0.1)	10.5	104.7	76.3

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

The composition, and value, of both the Scottish Widows plc Non-Profit Fund and the General Insurance portfolio are reported to Group Risk on a monthly basis and a VaR is calculated which is presented to the group asset and liability committee. The VaR methodology used is the same in all respects to that used for the traded risk in banking activities, except that in the case of equity risk, the model maps the portfolio composition onto a series of appropriate indices by region and sector. In addition the risks are calculated based on a 99 per cent confidence level and a ten day holding period. The figures quoted below are the sum of the two portfolios with no allowance for diversification between portfolios or asset classes and represents the potential loss in earnings.

The following table shows closing, average, maximum and minimum VaR for the years ended 31 December 2005 and 2004 on a 99 per cent confidence ten day basis.

	31 December 2005				31 December 2004
	Closing £m	Average £m	Maximum £m	Minimum £m	Closing £m	Average £m	Maximum £m	Minimum £m

Interest rate risk	19.8	17.9	20.0	15.8	15.5	16.1	17.9	11.2
Foreign exchange risk	3.3	2.8	3.5	2.3	2.4	2.7	3.4	2.2
Equity risk	41.7	47.7	57.3	39.4	55.2	54.2	56.4	51.6
Total VaR	64.8	68.4	77.8	59.1	73.1	73.0	75.9	67.1

The Group’s structural foreign exchange position at 31 December 2005 is set out in note 51 to the financial statements. The position implies that at 31 December 2005 a hypothetical increase of 10 per cent in the value of sterling against all other currencies would have led to a £42 million reduction in reserves, and vice versa. On this basis, there would have been no material impact on Lloyds TSB Group’s risk asset ratios.

Insurance risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, due to fluctuations in the timing, frequency and severity of insured/underwritten events and to fluctuations in the timing and amount of claim settlements. This includes fluctuations in profits due to customer behaviour.

Sources

The major sources of insurance risk within the Group are the insurance businesses and the Group’s defined benefit pension schemes. The nature of insurance business involves the accepting of insurance risks which relate primarily to mortality, morbidity, persistency, expenses, property damage and unemployment. The prime insurance risk carried by the Group’s pension schemes is related to mortality.

Control

Control is exercised primarily through a suitable combination of high level committees/boards. For the life assurance businesses the key control body is the board of Scottish Widows Group Limited with the more significant risks also being subject to approval by the Lloyds TSB group executive committee and/or the Lloyds TSB Group board. For the general insurance businesses the key control body is the Lloyds TSB Insurance executive committee with the more significant risks again being subject to Lloyds TSB group executive committee and/or Lloyds TSB Group board approval. All group pension scheme issues are covered by the group asset and liability committee.

Insurance risks are measured through deterministic studies of the impact of different insurance market scenarios on the future free assets of the business together with relevant stochastic modelling.

New insurance proposals are underwritten to ensure an appropriate premium is charged for the risk or the risk is declined.

Limits are used as a control mechanism for insurance risk at policy level.

Exposures

Some insurance risks are retained while others are reinsured with external underwriters. The retained risk level is carefully controlled and monitored, with close attention being paid to underwriting, claims management, product design, policy wordings, adequacy of reserves, solvency management and regulatory requirements.

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

Options and guarantees are incorporated in new insurance products only after careful consideration of the risk management issues that they present. This occurs as part of the new product approval process (see ‘Product and service risk’ on page 39).

Expenses are monitored by an analysis of the Group’s experience relative to budget. Reasons for any significant divergence from expectation are investigated and remedial action taken.

Persistency rates of life assurance policies, which relate to the rate of policy termination and the rate at which policies cease to pay regular premiums, are regularly assessed.

Operational risk

The risk of reductions in earnings and/or value, through financial or reputational loss, from inadequate or failed internal processes and systems, or from people related or external events.

The Group continues to develop and refine its approach to managing operational risk. A consistent operational risk management framework for the timely identification, measurement, monitoring and control of operational risk has been introduced across the Group. Further development of operational risk metrics is taking place to seek to ensure that current and potential future operational risk exposures are understood in terms of both risk and reward potential.

The Group has seven sub operational risk types: governance risk, legal and regulatory risk, customer treatment risk, process and resource risk, theft, fraud and other criminal acts risk, people risk and change-related risk each of which is described in further detail below.

Governance

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, from poor corporate governance at group, divisional and business unit level. Corporate governance in this context embraces the structures, systems and processes that provide direction, control and accountability for the enterprise.

Control

The Group’s governance arrangements are based upon the following core principles:

•	the interests of shareholders and other stakeholders are protected by ensuring that excessive powers are not delegated to individuals;

•	decisions taken by management are consistent with the Group’s strategic objectives and risk appetite, which are approved by the board;

•	managers are accountable for the management of risk, including internal controls, in their business;

•	risk management arrangements and risk exposures (including material transactions, financial positions or portfolios) are subject to independent oversight;

•	business is conducted in line with authorities and accountabilities ultimately delegated by the board; these are described within specific policies;

•	clear accountabilities are delegated by management to people who have the right level of skills, competencies and experience;

•	managers are required to safeguard against conflicts of interest;

•

every member of staff is responsible for understanding and managing the risk they take on behalf of the Group and for ensuring that they act within the authorities and accountabilities delegated to them; and

•	all staff are required to comply with group policies.

The Group’s policy is to maintain good corporate governance arrangements, as it believes this is consistent with the Group’s objective of maximising shareholder value over time. This includes the means by which risks are effectively managed in order to enable successful implementation of the Group’s strategy. The Group’s high level governance arrangements are described on pages 36 to 38. These arrangements reflect the Group’s policy which is that the board adheres to the principles contained in the Combined Code on corporate governance, issued by the Financial Reporting Council, when determining and reviewing its governance arrangements. The directors review the application of the principles and provisions of the Code annually.

The policy regarding organisational structure is that the Group seeks to optimise performance by allowing divisions, subsidiaries and business units to operate within established capital and risk parameters and the Group’s policy framework. Group policy requires that they must do so in a way which is consistent with realising the Group’s strategy and meets agreed business performance targets.

Group functions (e.g. Group Human Resources, Group Risk, Group Finance, Group Strategy, Group Audit) are established to provide functional leadership (e.g. policy, strategy, and standards), challenge and support across the Group and ensure information is consolidated at group level.

Group Audit has unrestricted access to all functions, property, records and staff. It independently reviews adherence to the policies and processes that make up the control environment, disseminating best practices throughout the Group in the course of its monitoring and corrective action activities. The director of group audit reports to and meets regularly with the group chief executive and the audit committee chairman and periodically with the audit committee.

Legal and regulatory risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with the laws, regulations or codes applicable.

Control

The Group’s business is regulated primarily by the UK Financial Services Authority (‘FSA’), the Banking Code Standards Board (BCSB) and the Office of Fair Trading (OFT) and additionally by local regulators in offshore and overseas jurisdictions. Each business has a nominated individual with ‘compliance oversight’ responsibility under FSA rules. The role of such individuals is to advise and assist management to ensure that each business has a control structure which creates awareness of the rules and regulations to which the Group is subject, and to monitor and report on adherence to these rules and regulations.

All compliance personnel also have a reporting line to the group compliance director who sets compliance standards across the Group and provides independent reporting and assessment to the board and business directors.

Group Compliance also provides leadership on compliance with money laundering and terrorist financing legislation and regulation across the Group. It sets group policy and standards on the topic and undertakes high level oversight of anti money laundering risks. A specialist team within Group Compliance provides a centre of excellence on the relevant legislation and regulation as well as interfacing with external public and private bodies in order to evolve the Group’s approach and seek to ensure greater effectiveness and focus on key risk areas. Its remit also includes compliance with financial sanctions.

Each business unit is responsible for complying with relevant laws and legal principles. Business units have access to legal advice both internal and external. The group chief legal adviser provides policies to assist business units identify areas where legal risk management procedures are necessary. Reports to the group chief legal adviser are required in relation to both significant litigation and also material legal issues.

The group compliance director and the group chief legal adviser have access to the chairman and group chief executive.

Customer treatment risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, from inappropriate or poor customer treatment.

Control

The Group is committed to the fair treatment of its customers. It is an essential part of the way the Group conducts its business and develops deep long lasting relationships with its customers. A range of management information measures is in place across the Group to support the tracking of key customer treatment indicators. Group Risk and Group Audit are required to report regularly on customer treatment risk, management information trends and on compliance with the Group’s standards.

Service improvements are monitored by customer satisfaction surveys, as well as internal process evaluations. The results of the research are fed into the Group’s CARE Index, which measures ongoing performance against five principal objectives: customer understanding; accessibility; responsibility; expertise; and overall service quality improvement. This is tracked monthly and is a key indicator for the Group.

A framework is in place to guide the consideration and documentation of customer treatment risk when developing policies and procedures. The Group has defined customer treatment principles and benchmark standards in all the key areas and enhanced its processes and procedures for a number of individual initiatives including the governance of responsible lending and complaints handling. The divisions are required to meet or exceed these standards, tailoring customer treatment to the needs of each customer segment.

Trends across all the CARE Index categories are monitored and fed into a programme of continuous customer service improvement. The Group also provides its staff with clear FSA compliant guidelines and processes for dealing with customer complaints.

All advertising and marketing material is required to comply with the Group’s governing policy on business conduct. Businesses are required to have procedures in place to seek to ensure that the material is clear, fair and not misleading bearing in mind the knowledge and sophistication of the customer. Any statement of fact should be substantiated through documentary evidence; any comparison should be made in a fair and balanced way; and any reference to past performance should clearly state the basis of measurement.

Process and resource risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from inadequate or failed internal processes and systems, people-related events, damage to resources (excluding human resources), and deficiencies in the performance of external suppliers/service providers.

Control

Businesses have primary responsibility for identifying and managing their process and resource risks. They employ internal control techniques to reduce their likelihood or impact to tolerable levels within the Group’s risk appetite. Where appropriate, risk is mitigated by way of insurance.

The Group has defined high-level process and resource risk policies to seek to ensure a wide-ranging and consistent approach to the identification and management of process and resource risk.

Theft, fraud and other criminal acts risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from frauds carried out against the Group, and/or theft of the Group’s assets, and other criminal acts.

Control

The Group has in place appropriate policies, procedures and tools for the management of theft, fraud and other criminal acts risks.

Business units and group functions have primary responsibility for identifying and managing fraud risk at a local level in consultation with the Group Financial Crime Unit. Additionally the group fraud strategy and policy committee is responsible for monitoring fraud risk as well as ensuring that fraud risks are effectively identified and assessed and that strategies for fraud prevention are effectively coordinated.

Group Security has primary responsibility for the security of the people, premises and assets, including identifying and developing countermeasures to minimise the impact of physical threats to the Group. Business unit management seek to ensure that the level of security risk applicable to each site they occupy is assessed, and that the appropriate security countermeasures are determined in order to protect people, premises and assets.

People

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, from inappropriate staff behaviour, industrial action or health and safety issues. Loss can also be incurred through failure to recruit, retain, train, reward and incentivise appropriately skilled staff to achieve business objectives and through failure to take appropriate action as a result of staff underperformance.

Control

The Group’s approach to people management is to employ skilled, committed staff, working as a team for the benefit of customers and shareholders, who are given the opportunity to fulfil their potential; employ the highest ethical standards of behaviour and best practice management principles; and recruit on the basis of ability and competence.

Standards of behaviour. The Group has a code of business conduct which applies to all employees. It seeks to ensure that employees act with integrity and endeavour to deliver high levels of customer service. It promotes a working environment free from discrimination, harassment, bullying or victimisation of any kind. Employees are encouraged and expected to alert management to suspected misconduct, fraud or other serious malpractice. We provide mechanisms to facilitate disclosure if an employee is unable to inform their direct line management and will thoroughly investigate any reports made in good faith. The code as amended from time to time is available to the public on the Group’s website at www.lloydstsb.com.

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

Change-related risk

Definition

Change-related risk is the risk of reductions in earnings and/or value, through financial or reputational loss, from change initiatives failing to deliver to requirements, budget or timescale or failing to implement change effectively or realise the desired benefits.

Control

To deliver the Group’s strategic aims, change must be managed in an effective, risk-aware and appropriately controlled manner throughout the organisation. The Group’s change management standards seek to ensure appropriate control across the project portfolio and the approach is regularly benchmarked against other leading institutions and practices. The Group’s change management committee reviews the overall change portfolio monthly, with particular focus on initiatives having a high impact on customers and staff. The committee ensures that the aggregate impact of the implementation of change on customers, staff and systems is understood, managed and controlled.

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

The international standard for measuring capital adequacy is the risk asset ratio, which relates to on- and off-balance sheet exposures weighted according to broad categories of risk. The Group’s capital ratios, calculated in line with the requirements of the FSA, are set out in detail on page 63.

Control

A policy is in place which requires a common methodology to measuring liquidity across the Group. The methodology derives a liquidity ratio calculated by taking the sum of liquid assets, five-day wholesale inflows and back-up lines, and then dividing this by the sum of five-day wholesale outflows and a percentage of retail maturities and contingent claims drawable over the next five days. The Group complies with the FSA’s liquidity requirements and with similar liquidity policies in place across all trading centres worldwide. Compliance is monitored by regular liquidity returns to Group Treasury. Work is ongoing to seek to ensure the Group’s compliance with the new liquidity framework being proposed by the FSA. The liquidity policy requires all authorised local treasury operations to maintain a liquidity ratio of over 100 per cent, in addition to ensuring compliance with local regulatory requirements. It is the responsibility of local line management to ensure that the liquidity policy is met and the sources and maturities of assets and liabilities are continually managed and appropriately diversified to avoid any undue concentration as market conditions evolve. Compliance is monitored by regular liquidity returns to Group Treasury.

For non-linked funds investments are arranged to minimise the possibility of being a distressed seller whilst at the same time investing to meet policyholder obligations. For unit-linked business, deferral provisions are designed to give time to realise linked assets without being a forced seller.

Lloyds TSB Group and its regulated subsidiary banks have been allocated an Individual Capital Ratio by the FSA, and the board has agreed a formal buffer to be maintained in addition to the Individual Capital Ratio. Actual or prospective breaches of the formal buffer must be notified to the FSA, together with proposed remedial action; no such notifications have been made during 2005. Informally, a further buffer is maintained. In addition, the board has agreed a maximum limit of the proportion of debt instruments in the capital base. Risk-weighted assets are monitored by businesses, while capital is controlled centrally.

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

Lloyds TSB Group plc is also able to raise funds by issuing loan capital or equity, although in practice Lloyds TSB Group plc has never issued equity for this purpose and the majority of Lloyds TSB Group’s loan capital has been issued by Lloyds TSB Bank. As at 31 December 2005, Lloyds TSB Group plc had £1,502 million of subordinated debt in issuance compared with £12,402 million for the consolidated Lloyds TSB Group. The cost and availability of subordinated debt finance are influenced by credit ratings. A reduction in these ratings could increase the cost and could reduce market access. At 31 December 2005, the credit ratings of Lloyds TSB Bank were as follows:

Senior debt

Moody’s	Aaa
Standard & Poor’s	AA

The ratings outlook from Moody’s for Lloyds TSB Bank is stable. The Standard & Poor’s ratings outlook was revised from negative to stable on 22 March 2006. These credit ratings are not a recommendation to buy, hold or sell any security; and each rating should be evaluated independently of every other rating.

A significant part of the liquidity of the Lloyds TSB Group’s banking businesses arises from their ability to generate customer deposits. A substantial proportion of the customer deposit base is made up of current and savings accounts which, although repayable on demand, have traditionally provided a stable source of funding. During 2005, amounts deposited by customers increased by £11,259 million from £119,811 million at 31 December 2004 to £131,070 million at 31 December 2005. These customer deposits are supplemented by the issue of subordinated loan capital and wholesale funding sources in the capital markets, as well as from direct customer contracts. Wholesale funding sources include deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, a Euro Medium-Term Note programme, of which £6,683 million had been utilised for senior funding at 31 December 2005, and a commercial paper programme, under which £3,011 million had been utilised at 31 December 2005.

The ability to sell assets quickly is also an important source of liquidity for the Lloyds TSB Group’s banking businesses. The Lloyds TSB Group holds sizeable balances of marketable debt securities which could be disposed of to provide additional funding should the need arise.

The following table sets out the amounts and maturities of Lloyds TSB Group’s contractual cash obligations at 31 December 2005.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m

Long-term debt – dated	250	674	402	3,343	4,669
Euro Medium-Term Note programme	54	661	1,041	4,927	6,683
Commercial paper programme	3,011	—	—	—	3,011
Securitisation vehicles	7,415	—	—	—	7,415
Finance leases	1	—	—	15	16
Operating leases	216	408	376	1,016	2,016
Capital commitments	226	28	—	—	254
Other purchase obligations	507	686	409	186	1,788

	11,680	2,457	2,228	9,487	25,852

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds TSB Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. The Lloyds TSB Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds TSB Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds TSB Group expects to make cash contributions of approximately £520 million to these schemes in 2006.

At 31 December 2005, Lloyds TSB Group also had £7,733 million of undated long-term debt outstanding.

Off-balance sheet arrangements

The following table sets out the amounts and maturities of Lloyds TSB Group’s other commercial commitments at 31 December 2005. These commitments are not included in Lloyds TSB Group’s consolidated balance sheet.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m

Acceptances	33	2	—	—	35
Guarantees	7,386	590	1,197	200	9,373
Other contingent liabilities	1,735	365	70	117	2,287

Total contingent liabilities	9,154	957	1,267	317	11,695

Lending commitments	54,145	8,554	12,413	4,321	79,433
Other commitments	444	14	88	14	560

Total commitments	54,589	8,568	12,501	4,335	79,993

Total contingents and commitments	63,743	9,525	13,768	4,652	91,688

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

Lloyds TSB Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. Lloyds TSB Group currently offers securitisation facilities to its corporate and financial institution client base through two conduit securitisation vehicles, Cancara Asset Securitisation Limited (“Cancara”) and Obelisk Funding (No.2) Limited (“Obelisk”). These are funded in the global asset-backed commercial paper market. The assets and obligations of Cancara and Obelisk are included in Lloyds TSB Group’s consolidated balance sheet. Lloyds TSB Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

As at 31 December 2005 Cancara and Obelisk held assets of approximately £7.4 billion, primarily loans and investments. Lloyds TSB Bank provided asset-backed commercial paper liquidity support facilities of approximately £8.3 billion.

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

Capital resources

The total capital resources of Lloyds TSB Group are set out below:

IFRS	31 December 2005 £m	31 December 2004 £m	1 January 2004 £m

Called-up share capital	1,420	1,419	1,418
Share premium account	1,170	1,145	1,136
Other reserves	383	343	343
Retained profits	7,222	8,140	7,646
Shareholders’ equity	10,195	11,047	10,543
Minority interests	435	631	782

	10,630	11,678	11,325
Undated loan capital	7,733	5,852	5,959
Dated loan capital	4,669	4,400	4,495

	23,032	21,930	21,779

Lloyds TSB Group’s total capital resources increased by £1,102 million during 2005. Shareholders’ equity decreased by £852 million as the reduction of £1,558 million following the implementation of IAS 39 and IFRS 4 on 1 January 2005 was only partly offset by the profit for the year, after dividends. Minority interests were £196 million lower as the impact of the reclassification of certain instruments to loan capital was partly offset by third party investment in a new structured finance transaction and increased minority interests in Scottish Widows entities. Loan capital increased by £2,150 million due to the reclassification, on adoption of IAS 39 on 1 January 2005, of certain capital instruments from minority interests (£585 million) together with new issues in the year.

Capital ratios

Lloyds TSB Group

The Group’s regulatory capital is divided into tiers defined by the European Community Banking Consolidation Directive as implemented in the UK by the FSA’s Interim Prudential Sourcebook for Banks. Tier 1 comprises mainly shareholders’ equity, tier 1 capital instruments and minority interests, after deducting goodwill and other intangible assets. Tier 2 comprises collective impairment provisions, and qualifying subordinated loan capital, with restrictions on the amount of collective impairment provisions and loan capital which may be included. The amount of qualifying tier 2 capital cannot exceed that of tier 1 capital. Total capital is reduced by deducting investments in subsidiaries and associates which are not consolidated for regulatory purposes and investments in the capital of other credit/financial institutions. In the case of Lloyds TSB Group, this means that the net assets of its life assurance and general insurance businesses are deducted from its regulatory capital.

Risk-weighted assets are determined according to a broad categorisation of the nature of each asset or exposure and counterparty and, for the trading book, by taking into account market-related risks.

The risk asset ratio as at 31 December 2005 is shown below and, in order to provide a meaningful comparison, a risk asset ratio as at 1 January 2005 is also shown, since this is the date from which IAS 39 and IFRS 4 have been applied. Risk asset ratios on a UK GAAP basis are shown as at 31 December 2004 and 31 December 2003.

IFRS	31 December 2005 £m	1 January 2005 £m

Capital:
Tier 1	11,478	10,753
Tier 2	10,447	8,767

	21,925	19,520
Supervisory deductions	(6,160)	(6,219)

Total regulatory capital	15,765	13,301

Total risk-weighted assets	144,921	131,830

Risk asset ratios:
Total capital	10.9%	10.1%
Tier 1	7.9%	8.2%

UK GAAP	31 December 2004 £m	31 December 2003 £m

Capital:
Tier 1	11,725	11,223
Tier 2	8,800	8,935

	20,525	20,158
Supervisory deductions	(7,252)	(6,898)

Total regulatory capital	13,273	13,260

Total risk-weighted assets	132,173	117,732

Risk asset ratios:
Total capital	10.0%	11.3%
Tier 1	8.9%	9.5%

At 31 December 2005, the risk asset ratios were 10.9 per cent for total capital and 7.9 per cent for tier 1 capital. The 7.9 per cent tier 1 capital ratio appears higher than would perhaps be expected and reflects the higher level of supervisory deductions resulting from the Lloyds TSB Group’s significant investment in its life assurance operations.

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

There are strict limits imposed by the regulatory authorities as to the proportion of the Lloyds TSB Group’s regulatory capital base that can be made up of subordinated debt and preferred securities. The Lloyds TSB Group’s capacity to raise new debt capital for regulatory purposes increases as profits are retained; at 31 December 2005 the Lloyds TSB Group had capacity to raise approximately £1,000 million of tier 2 debt capital. The unpredictable nature of movements in the value of the investments supporting the long-term assurance funds could cause the amount of qualifying tier 2 capital to be restricted because of falling tier 1 resources. The Lloyds TSB Group seeks to ensure that even in the event of such restrictions the total capital ratio will remain adequate.

During 2005, total capital for regulatory purposes increased by £2,464 million to £15,765 million. Tier 1 capital increased by £725 million, mainly as a result of profit retentions. Tier 2 capital increased by £1,680 million following loan capital issues and the inclusion of higher levels of collective impairment provisions. There was a decrease in supervisory deductions of £59 million, as profits for the year within the insurance and investment businesses were more than offset by dividends paid out.

Life assurance businesses

Basis of determining regulatory capital of the life assurance business

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

‘Realistic’ basis. The FSA requires each life assurance company which contains a with-profits fund in excess of £500 million, including Scottish Widows plc (‘Scottish Widows’), to carry out a ‘realistic’ valuation of that fund. The word ‘realistic’ in this context reflects the terminology used for reporting to the FSA and is an assessment of the financial position of a with-profits fund calculated under a prescribed methodology.

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

Regulatory capital requirements

Each life assurance company must retain sufficient capital to meet the regulatory capital requirements mandated by the FSA; the basis of calculating the regulatory capital requirement is given below. For Abbey Life Assurance Company Limited (‘Abbey Life’), the regulatory capital requirement is a combination of amounts held in respect of actuarial reserves and sums at risk (the Long-Term Insurance Capital Requirement) and amounts required to cover various stress tests. The regulatory capital requirement is deducted from the available capital resources to give ‘statutory excess capital’.

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

The determination of realistic liabilities of the With-Profits Fund in respect of Scottish Widows includes the value of internal transfers expected to be made from the With-Profits Fund to the Non-Profit Fund of Scottish Widows. These internal transfers include charges on policies where the associated costs are borne by the Non-Profit Fund. The value of the transfers exceeds the value of the costs which, in the case of Scottish Widows, results in the somewhat artificial increase in the With-Profits Insurance Capital Component of over £500 million.

Capital statement

The following table provides more detail regarding the sources of capital in the life assurance business and reconciles those amounts to the Group’s balance sheet. The figures below are those quoted in the Lloyds TSB Group’s Annual Report and Accounts. The annual financial return submitted to the FSA was not materially different.

		Scottish Widows plc					Total life business on a Group basis £m	Other sources of capital £m
	With-Profits Fund £m	Non-Profit Fund £m	Total Long-Term Fund £m	Share- holder’s funds £m	Statutory basis £m	Consolidation adjustments £m			Consolidation adjustments £m	Group total £m

Assets attributable to the shareholder held outside the long-term funds	—	—	—	1,513	1,513

Assets attributable to the shareholder held within the long-term funds	—	2,619	2,619	—	2,619

Total shareholders’ funds	—	2,619	2,619	1,513	4,132	1,346	5,478	9,909	(5,192)	10,195

Adjustments onto a regulatory basis:

Life assurance business

Unallocated surplus within insurance business	494	—	494	—	494

Adjustments to remove differences between IFRS and regulatory valuation of assets and liabilities	—	(456)	(456)	(767)	(1,223)

Adjustment to include estimated ‘realistic’ liabilities payable to the shareholder	(729)	—	(729)	—	(729)

Adjustment to replace ‘realistic’ liabilities with statutory liabilities	2,580	—	2,580	—	2,580

Adjustment to remove the value of future profits recognised in respect of non-participating contracts written in the With-Profits Fund	(43)	—	(43)	—	(43)

Recognition of future profits for regulatory capital purposes	—	500	500	—	500

Banking business

Collective impairment provisions								1,782		1,782

Goodwill								(2,373)		(2,373)

Pensions deficit adjustment								1,372		1,372

Other								13		13

Qualifying loan capital	—	—	—	561	561	(561)	—	10,936		10,936

Available capital resources – insurance business	2,302	2,663	4,965	1,307	6,272

Supervisory deductions

Net investment in life assurance business										(5,478)

Other										(682)

Available capital resources – Group										15,765

The figures shown above for available capital resources within the insurance business relate to Scottish Widows plc only. The amounts relating to the other life assurance subsidiaries within the Group are not significant.

Formal intra-group capital arrangements

Scottish Widows has a formal arrangement with one of its subsidiary undertakings, Scottish Widows Unit Funds Limited, whereby the subsidiary company can draw down capital from Scottish Widows to finance new business which is reinsured from the parent to its subsidiary. Scottish Widows has also provided subordinated loans to its subsidiary Scottish Widows Annuities Limited and its fellow group undertaking Scottish Widows Bank plc.

Constraints over available capital resources

Scottish Widows was created following the demutualisation of Scottish Widows Fund and Life Assurance Society in 2000. The terms of the demutualisation are governed by a Court-approved Scheme of Transfer (the ‘Scheme’) which, inter alia, created a With-Profits Fund and a Non-Profit Fund and established protected capital support for the with-profits policyholders in existence at the date of demutualisation. Much of that capital support is held in the Non-Profit Fund and, as such, the capital held in that fund is subject to the constraints noted below.

Requirement to maintain a Support Account. The Scheme requires the maintenance of a ‘Support Account’ within the Non-Profit Fund. The quantum of the Support Account is calculated with reference to the value of assets backing current with-profits policies which also existed at the date of demutualisation and must be maintained until the value of these assets reaches a minimum level. Assets can only be transferred from the Non-Profit Fund if the value of the remaining assets in the fund exceeds the value of the Support Account. Scottish Widows has obtained from the FSA permission to include the value of the Support Account in assessing the realistic value of assets available to the With-Profits Fund. At 31 December 2005, the estimated value of surplus admissible assets in the Non-Profit Fund was £2,163 million (31 December 2004: £2,222 million) and the value of the Support Account was £1,115 million (31 December 2004: £1,265 million).

Further Support Account. The Further Support Account is an extra tier of capital support for the with-profits policies in existence at the date of demutualisation. The Scheme requires that assets can only be transferred from the Non-Profit Fund if the economic value of the remaining assets in the fund exceeds the aggregate of the Support Account and Further Support Account. Unlike the Support Account test, the economic value used for this test includes both admissible assets and the present value of future profits of business written in the Non-Profit Fund or by any subsidiaries of that fund. The balance of the Further Support Account is expected to reduce to nil by the year 2030. At 31 December 2005, the net economic value of the Non-Profit Fund and its subsidiaries for the purposes of this test was £4,140 million (31 December 2004: £4,185 million) and the combined value of the Support Account and Further Support Account was £2,836 million (31 December 2004: £2,704 million).

Other restrictions in the Non-Profit Fund. In addition to the policies which existed at the date of demutualisation, the With-Profits Fund includes policies which have been written since that date. As a result of statements made to policyholders that investment policy will usually be the same for both types of business, there is an implicit requirement to hold additional regulatory assets in respect of the business written after demutualisation. The estimated amount required to provide such support at 31 December 2005 is £267 million (31 December 2004: £300 million). There is a further test requiring that no amounts can be transferred from the Non-Profit Fund of Scottish Widows unless there are sufficient assets within the Long-Term Fund to meet both policyholders’ reasonable expectations in light of liabilities in force at a year end and the new business expected to be written over the following year.

Movements in regulatory capital

The primary reasons for the movement in total available capital resources during the year are as follows:

With-Profits Fund

Available capital in the With-Profits Fund has increased from £1,351 million at 31 December 2004 to an estimated £2,302 million at 31 December 2005 primarily as a result of strong investment market performance.

Non-Profit Fund

Available capital in the Non-Profit Fund has decreased from £2,222 million at 31 December 2004 to an estimated £2,163 million (excluding the recognition of future profits) at 31 December 2005. This is primarily a result of proposed transfers from the Non-Profit Fund to the Shareholder Fund at the year end of £559 million. One of those proposed transfers relates to an investment in Abbey Life which, following a transfer of capital amounting to £560 million from the Shareholder Fund, was acquired by the Non-Profit Fund during the year at market value and then written down to its regulatory value in accordance with FSA asset valuation rules. The effect of these transactions has to a degree been offset by strong investment return and the emergence of surplus.

Shareholder Fund

Available capital in the Shareholder Fund has increased from £770 million at 31 December 2004 to an estimated £1,307 million at 31 December 2005. During the year the Shareholder Fund issued £560 million of subordinated debt and, as noted above, transferred this amount into the Non-Profit Fund. This transaction has had no effect on the available capital of the Shareholder Fund. The reason for the increase in available capital is primarily a result of the proposed transfers from the Non-Profit Fund noted above.

Financial information calculated on a ‘realistic’ basis

The estimated financial position of the With-Profits Fund of Scottish Widows at 31 December 2005, calculated on a ‘realistic’ basis, is given in the following table, in the form reported to the FSA. As a result of the capital support arrangements, it is considered appropriate to also disclose the ‘realistic’ financial position of the Long-Term Fund of Scottish Widows as a whole, which consists of both the With-Profits Fund and the Non-Profit Fund.

	31 December 2005		31 December 2004
	With-Profits Fund £m	Long- Term Fund £m	With-Profits Fund £m	Long- Term Fund £m

Realistic value of assets of fund	19,018	23,242	17,814	22,012
Support arrangement assets (value of ‘Support Account’)	1,115	—	1,265	—

Realistic value of assets available to the fund	20,133	23,242	19,079	22,012
Realistic value of liabilities of fund	(19,253)	(19,102)	(18,108)	(17,827)

Working capital for fund	880	4,140	971	4,185

Working capital ratio for fund	4.4%	17.8%	5.1%	19.0%

Subsequent to finalisation of the accounts, the expected waiver was received from the FSA and the final support arrangement assets in the FSA returns increased to £1,368 million which increased the working capital ratio for the with-profits fund to 5.6 per cent.

Scottish Widows continues to be well capitalised with the working capital ratios for the With-Profits Fund and the Long-Term Fund being an estimated 4.4 per cent (31 December 2004: 5.1 per cent) and 17.8 per cent (31 December 2004: 19.0 per cent) respectively. The decrease in the Long-Term Fund ratio is a result of the proposed transfers to the Shareholder Fund noted above.

The financial information calculated on a ‘realistic’ basis reconciles to the Capital Statement as follows:

	31 December 2005
	With-Profits Fund £m	Long-Term Fund £m

Available regulatory capital	2,302	4,965
Support arrangement assets	1,115	—
Adjustments to replace statutory liabilities with ‘realistic’ liabilities	(2,580)	(2,291)
Adjustments to include the value of future profits recognised in respect of Non-Participating business written in the With-Profits Fund	43	43
Removal of future profits allowable for regulatory capital purposes	—	(500)
Recognition of future profits allowable for ‘realistic’ capital purposes	—	1,923

	880	4,140

Analysis of policyholder liabilities in respect of the Group’s life assurance business:

	Scottish Widows plc
	With-Profits Fund (in accordance with FRS 27) £m	Non-Profit Fund £m	Total long- term fund £m	Other long- term funds £m	Total life business £m

With-Profits Fund liabilities	18,720	—	18,720	133	18,853
Unit-linked business (excluding those accounted for as investment contracts)	—	8,041	8,041	2,738	10,779
Other life assurance business	—	8,671	8,671	1,653	10,324

Insurance and participating investment contract liabilities	18,720	16,712	35,432	4,524	39,956
Non-participating investment contract liabilities	—	14,624	14,624	7,215	21,839

Total policyholder liabilities	18,720	31,336	50,056	11,739	61,795

Capital sensitivities

Shareholders’ funds

Shareholders’ funds outside the long-term business fund, other than those used to match regulatory requirements, are mainly invested in assets that are less sensitive to market conditions.

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

The most critical non-economic assumptions are the level of take-up of options inherent in the contracts (higher take up rates are more onerous), mortality rates (lower mortality rates are generally more onerous) and lapses prior to dates at which a guarantee would apply (lower lapse rates are generally more onerous where guarantees are in the money). The sensitivity of the capital position and capital requirements of the With-Profits Fund is partly mitigated by the actions that can be taken by management.

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

Assets held in excess of those backing actuarial reserves are invested across a range of investment categories including fixed interest securities, equities, properties and cash. The mix of investments is determined in line with the policy of Lloyds TSB Group to optimise shareholder risk and return. The value of the investments is sensitive to prevailing conditions in the markets selected.

Options and guarantees

The Group has sold insurance products that contain options and guarantees, both within the With-Profits Fund and in other funds.

Options and guarantees within the With-Profits Fund

The most significant options and guarantees provided from within the With-Profits Fund are in respect of guaranteed minimum cash benefits on death, maturity, retirement or certain policy anniversaries, and guaranteed annuity options on retirement for certain pension policies. For those policies written pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up within the With-Profits Fund of Scottish Widows called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2005 of £1.7 billion (2004: £1.4 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as persistency and mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

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

•

Investment volatility. This is derived from derivatives where possible, or historical observed volatility where it is not possible to observe meaningful prices. For example, as at 31 December 2005, the 10 year equity-implied at-the-money assumption was set at 20.0 per cent (31 December 2004: 18.0 per cent). The long-term at-the-money assumptions for property and fixed interest stocks were 15.0 per cent (31 December 2004: 15.0 per cent) and 13.5 per cent (31 December 2004: 13.0 per cent) respectively.

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

Options and guarantees outside the With-Profits Fund of Scottish Widows

Abbey Life currently has a number of policies in-force which have a guaranteed annuity option. In total it holds traditional regulatory reserves of £332 million to cover this liability at 31 December 2005 (£288 million at 31 December 2004). These reserves have been determined using prudent future interest rate, mortality rate and rate of annuity option take-up assumptions and exceed the value that would be placed on them using a market-consistent stochastic model. It is estimated that a 0.5 per cent reduction in future interest rates would increase the liability by some £54 million.

Under some of Abbey Life’s older contracts, the maturity value or the surrender value at the end of the selected period is guaranteed to be not less than total premiums paid or sums assured. The total provision for these options was £5 million at 31 December 2005 (£11 million at 31 December 2004) and was established using stochastic techniques after making prudent assumptions.

In both Abbey Life and Scottish Widows, certain personal pension policyholders, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £108 million (31 December 2004: £89 million) in respect of those guarantees. If future salary growth were 0.5 per cent per annum greater than assumed, the liability would increase by some £8 million. If yields were 0.5 per cent lower than assumed, the liability would increase by some £19 million.

Investment portfolio, maturities, deposits, short-term borrowings

The tables below have been prepared in accordance with IFRS (for 2004 and 2005) and with UK Generally Accepted Accounting Principles (for 2003) and, as a result, the information included in the tables for 2004 and 2005 is not directly comparable with that for 2003.

Available-for-sale financial assets and trading securities and other financial assets at fair value through profit or loss (2004: investment securities and other securities)

The following tables set out the book values and valuations of Lloyds TSB Group’s debt securities, treasury and other eligible bills and equity shares at 31 December for each of the three years indicated.

IFRS	2005 Book value £m	2005 Valuation £m	2004 Book value £m	2004 Valuation £m

Available-for-sale financial assets (2004:investment securities)
Bank and building society certificates of deposit	1,470	1,470	1,901	1,902
Corporate debt securities	3,036	3,036	2,581	2,587
Mortgage backed securities	4,161	4,161	2,774	2,781
Other asset backed securities	4,981	4,981	3,761	3,756
Other debt securities	29	29	1,140	1,141
Securities of the US treasury and US government agencies	672	672	1,665	1,666
Other government securities	411	411	546	547
Other public sector securities	47	47	—	—
Treasury bills and other eligible bills	87	87	88	90
Equity shares	46	46	41	65

	14,940	14,940	14,497	14,535

Trading securities and other financial assets at fair value through profit or loss (2004: other securities)
Securities of the US treasury and US government agencies	186	186	164	164
Other government securities	10,987	10,987	13,854	13,854
Other public sector securities	119	119	321	321
Bank and building society certificates of deposit	898	898	488	488
Corporate debt securities	8,881	8,881	13,445	13,445
Mortgage backed securities	236	236	533	533
Other asset backed securities	691	691	312	312
Other debt securities	4,255	4,255	—	—
Treasury bills and other eligible bills	—	—	4	4
Equity shares	33,505	33,505	27,269	27,269

	59,758	59,758	56,390	56,390

UK GAAP	2003 Book value £m	2003 Valuation £m

Investment securities[1]
Bank and building society certificates of deposit	2,515	2,515
Corporate debt securities	1,895	1,890
Mortgage backed securities	2,211	2,212
Other asset backed securities	3,942	3,951
Other debt securities	1,283	1,284
Securities of the US treasury and US government agencies	1,624	1,626
Other government securities	271	276
Equity shares	35	131

	13,776	13,885

Other securities
Securities of the US treasury and US government agencies	38	38
Other government securities	7,215	7,215
Other public sector securities	106	106
Corporate debt securities	6,785	6,785
Mortgage backed securities	664	664
Other asset backed securities	120	120
Equity shares	423	423

	15,351	15,351

[1]

Investment securities are those intended for use on a continuing basis in the activities of Lloyds TSB Group and not for dealing purposes. Investment securities held by Lloyds TSB Group’s insurance businesses are not included in the 2003 disclosures under UK GAAP.

Maturities and weighted average yields of interest-bearing securities

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2005 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

Available-for-sale financial assets
Bank and building society certificates of deposit	1,434	4.5	36	3.1	—	—	—	—
Corporate debt securities	424	7.4	1,929	4.5	615	5.0	68	4.7
Mortgage backed securities	126	3.9	2,151	4.9	1,726	4.4	158	3.5
Other asset backed securities	564	3.4	2,364	4.7	1,294	4.6	759	4.3
Other debt securities	19	3.8	4	6.3	—	—	6	0.6
US treasury and US government agencies	26	5.6	149	5.3	173	4.5	324	4.4
Other government securities	291	1.5	1	5.1	—	—	119	1.8
Other public sector securities	47	4.6	—	—	—	—	—	—
Treasury bills	84	2.5	3	8.1	—	—	—	—

	3,015		6,637		3,808		1,434

Trading securities and other financial assets at fair value through profit or loss
Bank and building society certificates of deposit	884	4.6	14	4.7	—	—	—	—
Corporate debt securities	1,002	3.4	3,802	3.9	1,228	5.0	2,849	5.4
Mortgage backed securities	20	1.7	61	4.3	8	5.6	147	5.7
Other asset backed securities	—	—	50	7.1	130	7.8	511	5.7
Other debt securities	26	3.8	362	6.3	743	6.3	3,124	5.2
US treasury and US government agencies	3	—	51	4.2	38	4.1	94	1.3
Other government securities	202	4.1	1,612	4.3	3,260	4.5	5,913	3.4
Other public sector securities	3	8.0	43	4.2	—	—	73	5.4

	2,140		5,995		5,407		12,711

Maturity analysis and interest rate sensitivity of loans and advances to customers and banks as at 31 December 2005

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis as at 31 December 2005.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five years £m	Total £m

Domestic
Loans and advances to banks	27,441	1,272	146	28,859
Loans and advances to customers:
– Mortgages	2,463	11,580	74,485	88,528
– Other personal lending	8,934	10,969	2,873	22,776
– Financial, business and other services	10,451	2,854	2,967	16,272
– Lease financing	804	1,455	3,556	5,815
– Hire purchase	1,666	3,077	110	4,853
– Other	16,140	8,703	9,110	33,953

Total domestic loans	67,899	39,910	93,247	201,056
Total foreign loans	4,902	910	1,804	7,616

Total loans	72,801	40,820	95,051	208,672

Of which:
– Fixed interest rate	41,214	16,813	41,507	99,534
– Variable interest rate	31,587	24,007	53,544	109,138

Deposits

The following tables show the details of Lloyds TSB Group’s average customer deposits in each of the past three years.

IFRS	2005 Average balance £m	2005 Average rate %	2004 Average balance £m	2004 Average rate %

Deposits in domestic offices
Non-interest bearing demand deposits	3,636	—	3,134	—
Interest-bearing demand deposits	35,848	0.52	29,200	0.21
Savings deposits	53,773	4.02	49,516	3.63
Time deposits	28,001	3.50	26,684	4.15

Total domestic office deposits	121,258	2.75	108,534	2.73

Deposits in foreign offices
Non-interest bearing demand deposits	267	—	372	—
Interest-bearing demand deposits	809	1.11	673	0.89
Savings deposits	239	0.84	285	1.05
Time deposits	1,146	5,32	1,345	2.30

Total foreign office deposits	2,461	2.93	2,675	1.50

Total average deposits	123,719	2.75	111,209	2.70

UK GAAP	2003 Average balance £m	2003 Average rate %

Deposits in domestic offices
Non-interest bearing demand deposits	2,745	—
Interest-bearing demand deposits	26,036	0.35
Savings deposits	47,041	2.82
Time deposits	24,787	3.47

Total domestic office deposits	100,609	2.27

Deposits in foreign offices
Non-interest bearing demand deposits	845	—
Interest-bearing demand deposits	1,608	2.99
Savings deposits	2,183	4.35
Time deposits	4,846	6.34

Total foreign office deposits	9,482	4.75

Total average deposits	110,091	2.48

Certificates of deposit and other time deposits

The following table gives details of Lloyds TSB Group’s certificates of deposit issued and other time deposits as at 31 December 2005 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m

Domestic
Certificates of deposit	6,657	7,751	4,769	498	19,675
Time deposits	27,092	2,043	1,405	1,032	31,572

	33,749	9,794	6,174	1,530	51,247
Foreign
Certificates of deposit and other time deposits	9,877	887	279	134	11,177

Total	43,626	10,681	6,453	1,664	62,424

Short-term borrowings

Short-term borrowings are included within the balance sheet captions ‘Deposits by banks’, ‘Customer accounts’ and ‘Debt securities in issue’ and are not identified separately on the balance sheet. The short-term borrowings of Lloyds TSB Group consist of overdrafts from banks, securities sold under agreements to repurchase, certificates of deposit issued, commercial paper and promissory notes issued and other marketable paper. Securities sold under agreements to repurchase, certificates of deposit issued and commercial paper and promissory notes are the only significant short-term borrowings of Lloyds TSB Group.

The following tables give details of these significant short-term borrowings of Lloyds TSB Group for each of the past three years.

IFRS	2005 £m	2004 £m

Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	9,434	10,571
Average balance for the year	8,706	7,112
Maximum balance during the year	14,251	13,096
Average interest rate during the year	4.5%	4.5%
Interest rate at the year end	4.6%	4.6%

Certificates of deposit issued
Balance at the year end	22,101	15,226
Average balance for the year	22,017	17,470
Maximum balance during the year	27,376	19,287
Average interest rate during the year	4.4%	3.6%
Interest rate at the year end	4.5%	4.1%

Commercial paper and promissory notes
Balance at the year end	10,421	8,026
Average balance for the year	8,270	6,134
Maximum balance during the year	10,421	8,026
Average interest rate during the year	3.4%	2.2%
Interest rate at the year end	2.9%	3.8%

UK GAAP	2003 £m

Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	4,640
Average balance for the year	4,848
Maximum balance during the year	7,395
Average interest rate during the year	4.5%
Interest rate at the year end	4.0%

Certificates of deposit issued
Balance at the year end	16,415
Average balance for the year	20,663
Maximum balance during the year	22,500
Average interest rate during the year	3.1%
Interest rate at the year end	3.2%

Commercial paper and promissory notes issued
Balance at the year end	3,625
Average balance for the year	4,635
Maximum balance during the year	5,121
Average interest rate during the year	4.5%
Interest rate at the year end	1.7%

CORPORATE RESPONSIBILITY

The Lloyds TSB Group’s corporate vision is to make Lloyds TSB the best financial services company, firstly in the UK then across borders.

The Lloyds TSB Group’s corporate responsibility strategy is to help achieve its corporate vision by building a great place for its people to work, a great place for its customers to do business, and generating great returns for its shareholders. In so doing, the Lloyds TSB Group believes it creates value for all its stakeholders.

The Lloyds TSB Group has strong evidence that there is a clear link between employee satisfaction and customer satisfaction, which in turn leads to improved financial performance.

The business case for corporate responsibility is clear. Good management of corporate responsibility risks and opportunities is fundamental to delivering a successful business.

A great place for its people to work

The Lloyds TSB Group seeks its employees’ views on working for Lloyds TSB through its Engagement Index, a quarterly survey of all staff. The Lloyds TSB Group knows from many years of monitoring staff views of the company that the six main factors influencing employee engagement are:

•	providing staff with opportunities for training and development

•	giving staff the flexibility and scope to use their abilities and initiative

•	inspiring leadership from top management

•	the extent to which staff believe Lloyds TSB is highly regarded

•	creating a culture where people feel involved and understand how their work contributes to the Lloyds TSB Group’s overall success

•	the extent to which the Lloyds TSB Group is seen as being socially and environmentally responsible and ethical in its operations

The Lloyds TSB Group’s employee engagement scores have reached record levels this year.

The Lloyds TSB Group’s has developed award-winning programmes in the areas of training and development, career management, work-life balance, diversity and community involvement.

A great place for its customers to do business

The Lloyds TSB Group is committed to deepening relationships with its customers by understanding and meeting their needs. The Lloyds TSB Group measures its customers’ satisfaction with its service and tracks its progress through its CARE Index which is based on information obtained from over 10,000 interviews with customers each month. The CARE Index reached its highest ever level in 2005.

The Lloyds TSB Group also uses ‘mystery shopping’ programmes to test the levels of service in its branches, via the telephone and on the internet. It uses the Six Sigma process improvement approach to measure how well it meets its customers’ requirements.

The Lloyds TSB Group has been at the forefront of developing financial services to help tackle the problems of financial exclusion; these include basic bank accounts, support for community credit unions and other community finance initiatives. The Lloyds TSB Group has opened 348,000 basic bank accounts for customers since 2003.

A great return for its shareholders

Through its corporate responsibility management system the Lloyds TSB Group identifies social, ethical and environmental risks and opportunities. The comprehensive policies and processes for managing risks are described in detail on pages 36 to 60 of this report. The Lloyds TSB Group was one of the first UK banks to introduce an environmental risk assessment system for its corporate and business lending. This was described as a race leader in an independent study into European banks’ assessment of environmental risks.

Increasingly the Lloyds TSB Group is required to demonstrate its commitment to corporate responsibility to win business contracts. In turn, when awarding contracts to key suppliers it takes account of their performance in areas of human rights, treatment of employees, treatment of their own customers and suppliers, the environment and the community. In demanding high ethical standards from its suppliers the Lloyds TSB Group recognises that its own employees must display the highest ethical standards themselves. The Lloyds TSB Group operates to a code of purchasing ethics to ensure fair treatment of suppliers.

By adopting these corporate responsibility policies the Lloyds TSB Group aims to provide a better return for its shareholders.

Balanced scorecard

Staff performance is measured using a balanced scorecard that takes account of the needs of customers, employees and shareholders. All staff have objectives which, in addition to financial performance measures, include building the business in the longer term, customer service, risk management and people development. Where relevant, management remuneration and incentives are linked directly to specific areas of corporate responsibility, such as service quality.

Corporate responsibility management

The Lloyds TSB Group’s corporate responsibility steering group is chaired by the deputy group chief executive and comprises senior executives from all business divisions and relevant group functions. The committee meets quarterly to recommend strategy and provide direction. The board reviews overall corporate responsibility performance annually and individual issues are subject to board discussion throughout the year.

The Lloyds TSB Group has been developing a management framework for corporate responsibility that ensures it has:

•	a clear and constant purpose, helping the Lloyds TSB Group to focus on the delivery of results;

•	a focus on customers and how the Lloyds TSB Group can create value by better meeting their needs;

•	a systematic application of processes and fact-based assessments to manage the Lloyds TSB Group’s business and to make its strategic decisions;

•	the ability to identify what the Lloyds TSB Group needs to do to develop its people and maximise their potential;

•	the scope to derive value from meeting the Lloyds TSB Group’s responsibilities to the communities it serves.

The Lloyds TSB Group has adopted the European Foundation of Quality Management’s Corporate Responsibility Framework. This helps the Lloyds TSB Group align corporate responsibility with business strategy, and also with individual balanced scorecard priorities. As part of the process the Lloyds TSB Group conducts an annual self-assessment of its performance with independent oversight and assurance. This allows the Lloyds TSB Group to identify strengths and areas for improvement and to prioritise actions and objectives. It also provides a benchmark against which the Lloyds TSB Group can compare its performance both internally and externally.

The board believes that the systems in place to manage significant social, ethical and environmental (SEE) risks are effective and provide adequate information to identify and assess the short and long-term risks arising from SEE matters. The board is also satisfied that relevant SEE risks have been assessed during 2005 and that they have been managed in compliance with relevant policies and procedures.

Creating value in the community

Continuing to grow a successful business is the best way for Lloyds TSB to create value for all its stakeholders and to contribute to the wider economy. The Lloyds TSB Group is a major employer with nearly 70,000 employees. In 2005, salaries, national insurance, pension contributions and other staff costs totalled £2,855 million and £1,914 million was distributed to shareholders in the form of dividends. When dividends are added to share price appreciation, the Lloyds TSB Group delivered a total return to its shareholders of 10.9 per cent in 2005 and 15.1 per cent in 2004.

Through one of the largest community investment programmes in the UK, the Lloyds TSB Group is able to make a significant contribution to the local communities in which it operates. The majority of Lloyds TSB’s charitable giving is channelled through the four Lloyds TSB Foundations, which cover England and Wales, Scotland, Northern Ireland and the Channel Islands. Their mission is to improve the lives of people in local communities, especially those who are disadvantaged or disabled. During 2005, the Foundations distributed £31 million to community causes across the UK.

Community investment is not just about giving money to good causes. It is also about the substantial time given by the Lloyds TSB Group’s staff in supporting the work of community organisations, whether raising money, providing business expertise or simply providing another willing pair of hands. One of the Lloyds TSB Group’s biggest group wide activities is its Charity of the Year fundraising. In 2005 the Lloyds TSB Group’s staff chose to support Marie Curie Cancer Care, raising £1 million to fund 70 Marie Curie nurses for a year.

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

The chairman’s performance is evaluated by the non-executive directors, taking account of the views of executive directors. This appraisal is discussed at a meeting of the non-executive directors, led by the senior independent director, without the chairman being present.

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

The chairman, the group chief executive and the group finance director also have meetings with representatives of major shareholders and the senior independent director also attends some of these meetings. In addition, all directors are invited to attend investment analysts’ and stockbrokers’ briefings on the financial results.

All shareholders are encouraged to attend and participate in the Group’s annual general meeting.

Board of directors

Biographical details of the board of directors are given below.

Maarten A van den Bergh ♦♦ÇÇ
Chairman
(retiring at the annual general meeting on 11 May 2006)

Joined the board in 2000 as deputy chairman and was appointed chairman in 2001. Joined the Royal Dutch/Shell Group of companies in 1968 and after a number of senior and general management appointments in that group, became group managing director in 1992. Appointed president of Royal Dutch Petroleum Company and vice chairman of the committee of managing directors of the Royal Dutch/Shell Group in 1998 and continued in these roles until 2000. Chairman of supervisory board of Akzo Nobel and a non-executive director of Royal Dutch Shell, BT Group and British Airways. Aged 64.

Sir Victor BlankÇÇÇ♦♦♦
Deputy Chairman
(succeeding Maarten van den Bergh as chairman)

Joined the board on 1 March 2006 as deputy chairman. Will succeed Maarten van den Bergh as chairman following the annual general meeting in May 2006. Former partner in Clifford-Turner (now Clifford Chance) from 1969 to 1981 and chairman and chief executive of Charterhouse until 1997. Director of The Royal Bank of Scotland from 1985 to 1993 and Chairman of Trinity Mirror from 1999 to May 2006. Chairman of GUS and a member of the Financial Reporting Council and of the Council of Oxford University. Chairs two charities, WellBeing of Women and UJS Hillel, as well as the Council of University College School. Aged 63.

Wolfgang C G Berndt ▪ ††

Joined the board in 2003. Joined Procter and Gamble in 1967 and held a number of senior and general management appointments in Europe, South America and North America, before retiring in 2001. A non-executive director of Cadbury Schweppes and GfK AG. Board member of the Institute for the Future. Aged 63.

Ewan Brown CBE FRSE ▲ ** ® Ç
Chairman of Lloyds TSB Scotland

Joined the board in 1999. A non-executive director of Lloyds TSB Scotland since 1997. Joined Noble Grossart in 1969 and was an executive director of that company until December 2003. Chairman of tie until May 2006. A non-executive director of John Wood Group until May 2006, Noble Grossart and Stagecoach Group. Aged 64.

Jan P du Plessis ▪ *

Joined the board in October 2005. Chairman of British American Tobacco and RHM. Held a number of senior and general management appointments in Rembrandt Group from 1981, before joining Compagnie Financière Richemont as group finance director in 1988, a position he held until 2004. From 1990 to 1995 he was also the group finance director of Rothmans International. Aged 52.

Gavin J N Gemmell CBE ▪ *
Chairman of Scottish Widows

Joined the board in 2002. A non-executive director of Scottish Widows, having been appointed to the board of that company before it became a member of the Lloyds TSB Group. Retired as senior partner of Baillie Gifford in 2001, after 37 years with that firm. A non-executive director of Archangel Informal Investment and tie. Chairman of the Court of Heriot-Watt University. Aged 64.

Sir Julian Horn-Smith ▪ † Ç

Joined the board in January 2005. Joined Vodafone in 1984 and held a number of senior and general management appointments before being appointed to the board of that company in 1996 and deputy chief executive officer in 2005. Previously held positions in Rediffusion from 1972 to 1978, Philips from 1978 to 1982 and Mars GB from 1982 to 1984. Chairman designate of The Sage Group. A non-executive director of Smiths Group. Aged 57.

DeAnne S Julius CBE ▪ † ®

Joined the board in 2001. Held a number of senior appointments in the UK and USA with the World Bank, Royal Dutch/Shell Group and British Airways, before membership of the Bank of England Monetary Policy Committee from 1997 to 2001. Chaired HM Treasury’s banking services consumer codes review group in 2000/1. Chairman of the Royal Institute of International Affairs. A non-executive director of BP, Serco Group and Roche Holdings SA. Aged 57.

Angela A Knight ▪ *

Joined the board in 2003. Deputy chairman of Scottish Widows, having been appointed to the board of that company before it became a member of the Lloyds TSB Group. A member of parliament from 1992 to 1997 and Economic Secretary to the

Treasury from 1995 to 1997. Chief executive of the Association of Private Client Investment Managers and Stockbrokers. A non-executive director of LogicaCMG and the Port of London Authority. Aged 55.

Lord Leitch ▪ *Ç

Joined the board in October 2005. Held a number of senior and general management appointments in Allied Dunbar, Eagle Star and Threadneedle Asset Management before the merger of Zurich Group and British American Tobacco’s financial services businesses in 1998. Subsequently served as chairman and chief executive officer of Zurich Financial Services (UK & Asia Pacific) until his retirement in 2004. Chairman of HM Treasury’s Review of Skills and the National Employment Panel, and deputy chairman of the Commonwealth Education Fund. A non-executive director of United Business Media and BUPA. Aged 58.

Executive directors
J Eric Daniels
Group Chief Executive

Joined the board in 2001 as group executive director, UK retail banking before his appointment as group chief executive in June 2003. Served with Citibank from 1975 and held a number of senior and general management appointments in the USA, South America and Europe before becoming chief operating officer of Citibank Consumer Bank in 1998. Following the Citibank/Travelers merger in 1998, he was chairman and chief executive officer of Travelers Life and Annuity until 2000. Chairman and chief executive officer of Zona Financiera from 2000 to 2001. Aged 54.

Michael E Fairey
Deputy Group Chief Executive

Joined TSB Group in 1991 and held a number of senior and general management appointments before being appointed to the board in 1997 and deputy group chief executive in 1998. Joined Barclays Bank in 1967 and held a number of senior and general management appointments, including managing director of Barclays Direct Lending Services from 1990 to 1991. Chairman and President of The British Quality Foundation. Aged 57.

Terri A Dial
Group Executive Director, UK Retail Banking

Joined the board in June 2005. Served with Wells Fargo in the USA from 1973 to 2001 where she held a number of senior and general management appointments before becoming president and chief executive officer of Wells Fargo Bank in 1998. A non-executive director of the LookSmart Corporation and Onyx Software. Aged 56.

Archie G Kane
Group Executive Director, Insurance and Investments

Joined TSB Commercial Holdings in 1986 and held a number of senior and general management appointments in Lloyds TSB Group before being appointed to the board in 2000, as group executive director, IT and operations. Appointed group executive director, insurance and investments in October 2003. After some 10 years in the accountancy profession, joined General Telephone & Electronics Corporation in 1980, serving as finance director in the UK from 1983 to 1985. A member of the board of the Association of British Insurers. Aged 53.

G Truett Tate
Group Executive Director, Wholesale & International Banking

Joined the group in 2003 as managing director, corporate banking before being appointed to the board in 2004. Served with Citigroup from 1972 to 1999, where he held a number of senior and general management appointments in the USA, South America, Asia and Europe. He was president and chief executive officer of eCharge Corporation from 1999 to 2001 and co-founder and vice chairman of the board of Chase Cost Management Inc from 1996 to 2003. Aged 56.

Helen A Weir
Group Finance Director

Joined the board in 2004. Group finance director of Kingfisher from 2000 to 2004. Previously finance director of B&Q from 1997, having joined that company in 1995, and held a senior position at McKinsey & Co from 1990 to 1995. Began her career at Unilever in 1983. A non-executive director of Royal Mail Holdings and a member of the Accounting Standards Board. Aged 43.

*	Member of the audit committee

**	Chairman of the audit committee

®	Member of the nomination committee

®®	Chairman of the nomination committee to 11 May 2006

®®®	Chairman of the nomination committee from 11 May 2006

†	Member of the remuneration committee

††	Chairman of the remuneration committee

+	Member of the risk oversight committee

++	Chairman of the risk oversight committee to 11 May 2006

+++	Chairman of the risk oversight committee from 11 May 2006

▪	Independent director

▲	Senior independent director

Compensation

Role of remuneration committee

The committee reviews the remuneration policy for the top management group, to ensure that members of the executive management are provided with appropriate incentives to encourage them to enhance the performance of the Group and that they are rewarded for their individual contribution to the success of the organisation. It advises on major changes of employee benefits schemes and it also agrees the policy for authorising claims for expenses from the group chief executive and the chairman. It has delegated power for settling remuneration for the chairman, deputy chairman, the group executive directors, the company secretary and any group employee whose salary exceeds a specified amount.

All the independent non-executive directors are invited to attend meetings if they wish, and they receive the minutes and have the opportunity to comment and have their views taken into account before the committee’s decisions are implemented.

The committee’s terms of reference are available from the company secretary and are displayed on the Group’s website www.lloydstsb.com.

Directors’ remuneration policy

The Group’s remuneration policy is to ensure that individual rewards are aligned with the Group’s performance and the interests of its shareholders, and that cost effective packages are provided which attract and retain executive directors and senior management of the highest calibre and motivate them to perform to the highest standards. The main principles are:

•	FTSE 20 as the comparator group used to benchmark overall competitiveness of the remuneration package whilst taking account of practice within the financial services sector.

•	The majority of total compensation is linked to the achievement of stretching performance targets.

•

The long-term rewards are aligned to shareholder interests, which is achieved by taking account of measures that reflect shareholder interests, and by expecting executive directors to build a shareholding in the Group equivalent to 1 times the director’s base pay over a period of four years. This has now increased to 1.5 times (2 times for the group chief executive), with the executives being expected to retain at least 50 per cent of all net vested equity until the guideline is met.

•	The overall package reflects market practice and takes account of the terms and conditions applying to other employees of the Group.

As a consequence of the proposed changes in policy, the composition of the remuneration package in 2006 will be as follows:

Group chief executive

Other executive directors

Basic salary

Cash bonus

Long-term incentives

Pension

8%

23%

28%

41%

9%

24%

29%

38%

In 2006, approximately 67 per cent (69 per cent for the group chief executive) of an executive director’s potential direct remuneration (salary, annual bonus and long-term incentives) will be performance related. The value of long-term incentives is the expected value calculated by using a ‘binomial’ model, which is a widely accepted methodology for this purpose.

Chairman’s and deputy chairman’s remuneration

The chairman’s remuneration comprises a salary and benefits which are broadly similar to the executive directors, but he does not participate in the annual bonus and long-term incentive arrangements.

The chairman’s salary is reviewed annually, usually in December, taking into account performance and market information (which is provided by Towers Perrin) and then adjusted from 1 January of the following year. His salary from 1 January 2006 is £500,000 and his pension benefits continue to accrue as described on page 86.

Sir Victor Blank has been appointed as deputy chairman from 1 March 2006 and his salary will be £275,000, increasing to £550,000 on his appointment as chairman in May. He will also receive benefits broadly similar to the executive directors, but he will not participate in the annual bonus, long-term incentive arrangements or be entitled to pension benefits.

Independent non-executive directors’ fees

The fees of the independent non-executive directors are agreed by the board within a total amount determined by the shareholders. An increase in the total amount that can be paid is being proposed at the annual general meeting. Directors may also receive fees, agreed by the board, for membership of board committees. The fees are designed to recognise the various responsibilities of a non-executive director’s role and to attract individuals with relevant skills, knowledge and experience. The fees are neither performance related nor pensionable and are comparable with those paid by other companies. The annual fees are listed below:

Board	£50,000
Audit committee chairmanship	£40,000
Audit committee membership	£15,000
Nomination committee membership	£5,000
Remuneration committee chairmanship	£20,000
Remuneration committee membership	£15,000
Risk oversight committee membership	£15,000

Independent non-executive directors who serve on the boards of subsidiary companies may also receive fees from the subsidiaries. These are included in the table shown on page 85.

Executive director basic salaries

Basic salaries are reviewed annually, usually in December, taking into account individual performance and market information (which is provided by Towers Perrin) and then adjusted from 1 January of the following year. Basic salary increases for other employees across the Group will be generally in the range of 0-10 per cent, and the salary increase awarded to executive directors are consistent with this policy. Salaries payable from 1 January 2006 are as follows:

Name	J E Daniels	M E Fairey	T A Dial	A G Kane	G T Tate	H A Weir
Amount	£880,000	£570,000	£570,000	£500,000	£515,000	£500,000

Annual incentive scheme

The annual incentive scheme for executive directors is designed to reflect specific goals linked to the performance of the business.

For executive directors except Mr Daniels, individual bonus awards for 2005 were made from a bonus pool based on group performance with predetermined targets relating to profit before tax and economic profit. The maximum size of the bonus pool applicable to these executives was 100 per cent of the aggregate of their basic salaries, with an amount equal to 75 per cent of their basic salaries payable into the bonus pool on the achievement of a stretching budget; failure to achieve at least 90 per cent of this budget would result in no bonus payment. Executive directors are considered for awards from the bonus pool based on individual targets, contained in a balanced scorecard, which include profitability, franchise growth, risk, service and other specific goals that are relevant to improving overall business performance. These targets are weighted differently for each of the executive directors, reflecting differing strategic priorities. The maximum level of any bonus award distributable from the pool to any individual has been set at 150 per cent of salary for the achievement of exceptional performance targets, to reflect the competitive market position for total earnings opportunity.

From 2006 the current bonus pool arrangement will be discontinued and replaced by an approach based upon individual contribution and overall corporate results. Half of the bonus opportunity will be driven by corporate performance based on the stretching budget and the other half by business unit achievement driven through individual performance based on similar targets to those mentioned above. However, the maximum bonus opportunity will remain 150 per cent for the achievement of exceptional performance targets; an amount equal to 75 per cent of basic salary will continue to be available on the achievement of stretching budget and individual targets. Failure to achieve at least 90 per cent of the stretching budget target would result in no payment under the corporate half of the bonus.

The maximum annual bonus opportunity for 2005 for Mr Daniels was also set at 150 per cent of basic salary for exceptional performance. An amount equal to 112.5 per cent of basic salary is available on the achievement of stretching budget targets relating to profit before tax and economic profit; failure to achieve at least 90 per cent of these performance targets would result in no bonus payment. The actual level of bonus award made takes account of Mr Daniels’ individual performance and contribution.

Regarding Mr Daniels’ 2006 bonus opportunity, an amount equal to 112.5 per cent of basic salary will continue to be available on the achievement of stretching targets contained in a balanced scorecard. However, his maximum bonus opportunity will be increased to 175 per cent of basic salary for the achievement of exceptional performance targets, bringing Mr Daniels’ bonus opportunity closer to comparator group levels. In line with the revised bonus arrangements for the executive directors, half of the bonus will be driven by corporate results and the other half by individual performance. Failure to achieve at least 90 per cent of the stretching budget target would result in no payment under the corporate half of the bonus.

PricewaterhouseCoopers LLP check the calculation of the annual incentive payments for executive directors based on the achievement of performance against targets set. In respect of performance in 2005, the bonus percentages awarded to the directors are shown in the table below.

Performance share plan

If shareholders approve the policy proposal mentioned earlier, further grants under this scheme will not be awarded to directors after 2006. From 2007, therefore, awards under the annual incentive scheme will be in cash only. However, it is envisaged that the loss of the performance share dynamics under the current plan will be compensated for under the proposed new long-term incentive plan.

Under the performance share plan, executive directors have been required to defer 50 per cent of any bonus payable into shares in the Group, known as bonus shares. The bonus shares are held on behalf of the executive for a period of three years before release. The amount of 2005 bonus deferred into bonus shares before the deduction of income tax was:

Name	J E Daniels	M E Fairey	T A Dial	A G Kane	G T Tate	H A Weir
Opportunity	150%	150%	150%	150%	150%	150%
% awarded	118.5%	79%	100%	83%	111%	81%
Deferred bonus	£488,812	£215,500	£162,250	£197,000	£262,500	£192,500

Under the performance share plan executives will be eligible for an award of free shares, known as performance shares, to match the bonus shares. The maximum match will be two performance shares for each bonus share, awarded at the end of the three year retention period. The number of performance shares actually awarded will depend on the Group’s TSR performance measured over the three year period ending December 2008, compared with the TSR of the other companies in the comparator group listed below. The maximum of two performance shares for each bonus share will be awarded only if the Group’s TSR performance places it first in the comparator group; one performance share will be awarded for each bonus share if the Group is placed fifth; and one performance share for every two bonus shares if the Group is placed eighth (median). Between first and fifth positions and fifth and eighth positions sliding scales will apply. If the TSR performance is below median no performance shares will be awarded. There will be no retest. Whilst income tax is deducted from the deferred bonus before the conversion to bonus shares, where a match of performance shares is justified, these shares will be awarded as if income tax had not been deducted. This maintains the original design of the plan prior to the issue of guidance from HM Revenue & Customs in December 2004.

Other companies in the comparator group:

Alliance & Leicester	Aviva	Banco Santander	Barclays
Bradford & Bingley	Friends Provident	HBOS	HSBC Holdings
Legal & General	Northern Rock	Prudential	Royal Bank of Scotland
Royal & Sun Alliance	Standard Chartered

The remuneration committee believes that the out-performance of the Group’s TSR compared with those of the companies in the comparator group will demonstrate the success of the Group’s strategy.

Long-term rewards – current executive share option scheme

If the policy proposal mentioned earlier is approved by the shareholders, further options under the current executive option scheme will not be granted to directors in 2006.

In 2005, options were granted to executive directors and senior executives within the scheme limits. These limits relate to the number of shares under option and the price payable on exercise. The maximum limit for the grant of options to an executive director in any one year is equal to 3 times annual basic salary, although in exceptional circumstances, for example on the recruitment of a new executive director, that could be increased to 4 times annual basic salary.

A performance condition was set when the grant of options was made and the options will not normally be exercisable unless the condition is met. The performance condition requires the Group’s ranking, based on TSR over the relevant (three year) period, to be at least eighth within the comparator group.

The full award of options for executive directors will only become exercisable if the Group is ranked within the top four places of the comparator group.

The comparator group is the same as that used for the performance share plan.

The following table illustrates the percentage of the grant which would be exercisable depending on the Group’s TSR ranking within the comparator group set out above.

Ranking position within comparator group	Per cent of option which may be exercised

1	100
2	100
3	100
4	100
5	82.5
6	65
7	47.5
8	30
9 or below	Nil – options not exercisable

The remuneration committee believes that the out-performance of the Group’s TSR compared with those of the companies in the comparator group will demonstrate the success of the Group’s strategy. The Group’s performance is assessed against the comparator group using data provided by Alithos Limited and PricewaterhouseCoopers LLP checks the results of the testing of the performance conditions.

Long-term rewards – proposed long-term incentive plan

Under the proposed long-term incentive plan, awards of shares may be made, with the receipt of shares and the number of shares received subject to the satisfaction of two distinct pre-determined performance conditions, measuring performance of the Group over a three year period. 50 per cent of the award will be based on a condition measuring the Group’s TSR against the comparator group. The comparator group will be the same as that used for the current executive share option scheme and performance share plan. In order for the part of the award subject to the TSR condition to vest in full, it will be necessary for the Group’s TSR to exceed the median of the TSR of the comparator group by an average of 7.5 per cent per annum. 8.75 per cent of the award will vest where the Group’s TSR is equal to median and vesting will occur on a straight line basis in between these points. Where the Group’s TSR is below the median of the comparator group, this part of the award will lapse. The remaining 50 per cent will be based on earnings per share (EPS) growth calculated on a compound annualised basis. In order for the award subject to the EPS condition to vest in full, the EPS growth over the performance period must be at least equivalent to an average of the Retail Price Index (RPI) plus 6 per cent per annum. 8.75 per cent of the award will vest where EPS growth is an average of the RPI plus 3 per cent per annum and vesting will occur on a straight line basis in between these points. Where the EPS growth is less than an average of the RPI plus 3 per cent per annum this part of the award will lapse. Awards in any one financial year will not normally exceed three times basic salary at the time of award. In exceptional circumstances this may be increased to up to four times basic salary. Awards will lapse at the end of the performance period to the extent that the performance conditions have not been satisfied. There will be no retesting. The aim of the plan is to deliver shareholder value through linking the receipt of shares to an improvement in the performance of the Group over a three year period.

Other share plans

The executive directors and the chairman are also eligible to participate in the Group’s ‘sharesave’ scheme and the Group’s ‘shareplan’. These are ‘all-employee’ share schemes and performance conditions do not apply.

Dilution limits

The following charts illustrate the shares available for the Group’s share schemes.

(10% in any consecutive 10 years)

All schemes

Executive schemes

(5% in any consecutive 10 years)

Shares used (million)

Shares available (million)

182.4

377.9

46.2

233.9

Pensions

Executive directors are either entitled to participate in the Group’s defined benefit pension schemes (based on salary and length of service, with a maximum pension of two thirds of final salary), or the Group’s defined contribution scheme (under which their final entitlement will depend on their contributions and the final value of their fund). The defined benefit schemes are closed to new entrants on recruitment.

Service agreements

The Group’s policy is for executive directors to have service agreements with notice periods of no more than one year. All current executive directors are entitled to receive 12 months’ notice from the Group, but would be required to give six months’ notice if they wished to leave. The current chairman, Mr van den Bergh, retires at the annual general meeting and the notice period for his successor, Sir Victor Blank, is shown in the table below.

Independent non-executive directors do not have service agreements and, in accordance with the articles of association, their appointment may be terminated at any time without compensation.

It is the Group’s policy that where compensation on early termination is due, it should be paid on a phased basis, mitigated in the event that alternative employment is secured, and that bonus payments should relate to the period of actual service, rather than the full notice period and will be determined on the basis of performance.

Any entitlements under the pension scheme or equity plans will be in accordance with the scheme rules on leaving.

	Notice to be given by the Company	Date of service agreement/letter of appointment

Sir Victor Blank	6 months	25 January 2006
J E Daniels	12 months	19 October 2001
M E Fairey	12 months	28 August 1991
T A Dial	12 months	23 May 2005
A G Kane	12 months	9 February 2000
G T Tate	12 months	29 July 2004
H A Weir	12 months	4 March 2004

External appointments

The Group recognises that executive directors may be invited to become non-executive directors of other companies and that these appointments may broaden their knowledge and experience, to the benefit of the Group. Fees are normally retained by the individual directors as the post entails personal responsibility. Executive directors are generally allowed to accept one non-executive directorship.

During 2005, Ms Dial and Mrs Weir received fees of $88,775 and £14,375 respectively, which were retained by them, for serving as non-executive directors of other companies.

Performance graph

The graph illustrates the performance of the Group measured by TSR against a ‘broad equity market index’ over the past five years. As the Group has been a constituent of the FTSE 100 index throughout this five-year period, that index is considered to be the most appropriate benchmark.

Comparative TSR

31 Dec

31 Dec

31 Dec

31 Dec

31 Dec

31 Dec

2000

2001

2002

2003

2004

2005

Lloyds TSB Group plc

FTSE 100 Index

Rebased to 100 on 31 December 2000

Source: Datastream

120

100

80

60

40

20

0

Directors’ emoluments for 2005

		Other benefits		Performance-	Compensation
	Salaries/ fees	Cash	Non cash	related payments	for loss of office	2005 Total	2004 Total
	£000	£000	£000	£000	£000	£000	£000

Current directors who served during 2005
Executive directors
J E Daniels	825	100	3	1,002		1,930	1,903
M E Fairey	545	462	8	447		1,462	1,478
T A Dial	321	222		334		877	—
A G Kane	475	18	18	408		919	858
G T Tate	475	52	9	539		1,075	403
H A Weir	475	73	16	399		963	654
Non-executive directors
M A van den Bergh	475	12				487	454
W C G Berndt	67					67	55
Ewan Brown	122					122	84
J P du Plessis	16					16	—
G J N Gemmell	121					121	110
Sir Julian Horn-Smith	74					74	—
D S Julius	66					66	55
A A Knight	105					105	93
Lord Leitch	16					16	—
Former directors who served during 2005
P G Ayliffe	33	2			366	401	588
C S Gibson-Smith	21					21	55
D P Pritchard	88	4	5	3		100	279
Former directors who served during 2004
P R Hampton					4	4	359
Others							1,050

	4,320	945	59	3,132	370	8,826	8,478

Mr Fairey waived fees payable to him as a director of Lloyds TSB Group Pension Trust (No.1) Limited and Lloyds TSB Group Pension Trust (No.2) Limited, which totalled £10,000 in 2005 (2004: £nil).

Mr Brown waived fees payable to him as a director and chairman of Lloyds TSB Group Pension Trust (No.1) Limited and Lloyds TSB Group Pension Trust (No.2) Limited, which totalled £14,000 in 2005 (2004: £nil).

Mr Pritchard left the board on 5 May 2005 but remained a director of Scottish Widows Group and received fees of £26,667 from that company for the period May until December.

The cash column under ‘other benefits’ includes flexible benefits payments (4 per cent of basic salary), the tax planning allowances for Mr Daniels and Ms Dial, the housing allowance, relocation allowance and pension scheme allowance for Ms Dial, payments to certain directors who elect to take cash rather than a company car under the car scheme, cash balance of pension allowance for Mr Tate and Mrs Weir and an additional payment in respect of the contribution to the separate fund relating to Mr Fairey’s pension. The separate fund, which was mentioned in previous annual reports, was established to cover pension obligations of those who joined the Group after 1 June 1989 and who are subject to the Inland Revenue cap relating to pensions, introduced by the Finance Act 1989.

The non cash column includes amounts relating to the use of a company car, use of a company driver and private medical insurance. It also includes the value of any matching shares which are received under the terms of shareplan, through which employees have the opportunity to purchase shares up to a maximum of £125 per month and receive matching shares on a one for one basis up to a maximum value of £30 per month, rounded down to the nearest whole share.

Performance-related payments relate to cash bonuses based on Group performance and the attainment of pre-determined targets relating to profit before tax and economic profit. These payments also include the value of any award made under shareplan, the first £3,000 of which is made in the form of shares in Lloyds TSB Group plc.

Mr Ayliffe left the board on 31 January 2005. However, he remained with the Company until his employment was terminated on 31 March 2005 and was paid £71,442 for that period. Mr Hampton’s employment was terminated on 12 January 2004. Subsequently they both received payments in accordance with their contractual entitlement.

Directors’ pensions

The executive directors are members of one of the pension schemes provided by Lloyds TSB Group with benefits either on a defined benefit or defined contribution basis. Those directors who joined Lloyds TSB Group after 1 June 1989 and are members of a defined benefit scheme, have pensions provided on salary in excess of the earnings cap either through membership of a funded unapproved retirement benefits scheme (‘FURBS’) or by an unfunded pension promise.

Retirement pensions accrue at rates of between 1/60 and 1/30 of basic salary per annum.

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

Ms Dial elected to become a member of a pension scheme for life cover only. She joined Lloyds TSB Group on 1 June 2005. She receives a salary supplement of 20 per cent of basic pay as an alternative to an employer contribution to a pension scheme.

Defined contribution scheme members

Mr Tate is a member of a defined contribution scheme. During the year to 31 December 2005, the employer has made contributions to the defined contribution scheme in respect of him totalling £62,937.

Mrs Weir is a member of a defined contribution scheme. During the year to 31 December 2005, the employer has made contributions to the defined contribution scheme in respect of her totalling £40,375.

Defined benefit scheme members

							Additional
	Accrued	Accrued		Transfer	Transfer		pension
	pension at	pension at	Change in	value at	value at	Change in	earned to	Transfer
	31 December	31 December	accrued	31 December	31 December	transfer	31 December	value of the
	2005	2004	pension	2005	2004	value	2005	increase
	£000	£000	£000	£000	£000	£000	£000	£000
	(a)	(b)	(a)-(b)	(c)	(d)	(c)-(d)	(e)	(f)

P G Ayliffe	139	132	7	2,045	1,780	265	3	46
J E Daniels	99	77	22	1,599	1,139	460	19	309
M E Fairey	256	226	30	5,003	3,996	1,007	23	449
A G Kane	240	216	24	3,700	3,039	661	17	264
In addition, the following unfunded benefits have accrued for Mr van den Bergh instead of a salary increase in 2002:
M A van den Bergh	13	10	3	190	136	54	3	40

Mr Ayliffe’s pension entitlement at 31 December 2005 includes additional service in respect of his notice period in accordance with the terms of his contract.

The disclosures in columns (a) to (d) are as required by the Companies Act 1985 Schedule 7A.

Columns (a) and (b) represent the deferred pension to which the directors would have been entitled had they left the Group on 31 December 2005 and 2004, respectively (ignoring the two-year requirement to qualify for a deferred pension).

Column (c) is the transfer value of the deferred pension in column (a) calculated as at 31 December 2005 based on factors supplied by the actuary of the relevant Lloyds TSB Group pension scheme in accordance with actuarial guidance note GN11. The underlying bases used to arrive at the factors have not changed during the year.

Column (d) is the equivalent transfer value, but calculated as at 31 December 2004 on the assumption that the director left service at that date.

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

Members of Lloyds TSB Group’s pension schemes have the option to pay additional voluntary contributions: neither the contributions nor the resulting benefits are included in the above table.

Share ownership

Directors’ interests

The interests, all beneficial, of those who were directors at 31 December 2005 in shares in Lloyds TSB Group were:

	At 1 January 2005 (or later date of	At 31 December
Shares	appointment)	2005

Executive directors
J E Daniels	38,136	160,942
M E Fairey	77,858	79,104
T A Dial	—	—
A G Kane	98,979	100,101
G T Tate	701	1,356
H A Weir	1,699	3,992
Non-executive directors
M A van den Bergh	5,079	5,098
W C G Berndt	46,000	61,000
Ewan Brown	4,027	4,260
J P du Plessis	—	10,000
G J N Gemmell	70,000	70,000
Sir Julian Horn-Smith	5,000	5,000
D S Julius	2,000	2,000
A A Knight	4,940	4,940
Lord Leitch	—	—

Non-beneficial interests

Directors had non-beneficial interests as follows:

Mr Daniels, Mr Fairey, Ms Dial, Mr Kane, Mr Tate, Mr van den Bergh and Mrs Weir, together with some 77,000 other employees, were potential beneficiaries in the 1,364 and 1,237,191 shares held at the end of the year by the Lloyds TSB qualifying employee share ownership trust and the Lloyds TSB Group employee share ownership trust respectively. 1,364 and 1,467,422 shares, respectively, were held by these trusts at the beginning of the year. In addition, the above directors, with the exception of Mr van den Bergh, together with some 77,000 other employees, were potential participants in shareplan and were, therefore, treated as interested in the 582,462 shares held at the end of the year by the trustee of the shareplan. 471,989 shares were held by the trustee at the beginning of the year.

Interests in share options

Current directors who served during 2005	At 1 January 2005 (or later date of appointment)	Granted during the year	Exercised/ lapsed during the year	At 31 December 2005	Exercise price	Exercise periods		Notes
						From	To

J E Daniels	907,780		907,780	—	694p	1/11/2004	31/10/2011	d,j
	330,419			330,419	715p	6/3/2005	5/3/2012	d,g
	3,327			3,327	284p	1/6/2006	30/11/2006	a,h
	599,239			599,239	394.25p	21/2/2006	20/2/2013	d,h
	305,232			305,232	430p	14/8/2006	13/8/2013	d,h
	939,177			939,177	419.25p	18/3/2007	17/3/2014	d,h
		521,876		521,876	474.25p	17/3/2008	16/3/2015	e,h

M E Fairey	797			797	474p	1/11/2005	30/4/2006	a,f
	54,000			54,000	510p	26/3/2000	25/3/2007	b,f
	48,000			48,000	859.5p	15/5/2001	14/5/2008	b,f
	57,000			57,000	817p	2/8/2002	1/8/2009	b,g
	85,896			85,896	549.5p	6/3/2003	5/3/2010	c,g
	10,931			10,931	615.5p	8/8/2003	7/8/2010	c,g
	42,884			42,884	655p	6/3/2004	5/3/2011	c,g
	148,618		148,618	—	733p	21/8/2004	20/8/2011	d,j
	345,104			345,104	715p	6/3/2005	5/3/2012	d,g
	1,330			1,330	284p	1/6/2006	30/11/2006	a,h
	531			531	348p	1/11/2006	30/4/2007	a,h
	663,157			663,157	394.25p	21/2/2006	20/2/2013	d,h
	555,992			555,992	419.25p	18/3/2007	17/3/2014	d,h
		344,754		344,754	474.25p	17/3/2008	16/3/2015	e,h

T A Dial	—	464,134		464,134	474p	11/8/2008	10/8/2015	e,h

Interests in share options (continued)

Current directors who served during 2005	At 1 January 2005 (or later date of appointment)	Granted during the year	Exercised/ lapsed during the year	At 31 December 2005 (or earlier date of leaving the board)					Notes
						Exercise price
							Exercise periods
							From	To

A G Kane	25,000			25,000		321p	28/3/1999	27/3/2006	b,f
	40,000			40,000		510p	26/3/2000	25/3/2007	b,f
	50,000			50,000		880p	4/3/2001	3/3/2008	b,f
	27,000			27,000		887.5p	4/3/2002	3/3/2009	b,g
	64,786			64,786		549.5p	6/3/2003	5/3/2010	c,g
	11,841			11,841		615.5p	8/8/2003	7/8/2010	c,g
	34,759			34,759		655p	6/3/2004	5/3/2011	c,g
	118,178		118,178	—		733p	21/8/2004	20/8/2011	d,j
	275,349			275,349		715p	6/3/2005	5/3/2012	d,g
	5,783			5,783		284p	1/6/2008	30/11/2008	a,h
	529,105			529,105		394.25p	21/2/2006	20/2/2013	d,h
	523,255			523,255		419.25p	18/3/2007	17/3/2014	d,h
		300,474		300,474		474.25p	17/3/2008	16/3/2015	e,h

G T Tate	348,837			348,837		430p	14/8/2006	13/8/2013	d,h
	268,336			268,336		419.25p	18/3/2007	17/3/2014	d,h
	195,409			195,409		403p	12/8/2007	11/8/2014	d,h
		300,474		300,474		474.25p	17/3/2008	16/3/2015	e,h

H A Weir	556,208			556,208		424.75p	29/4/2007	28/4/2014	d,h
	5,093			5,093		321p	1/11/2009	30/4/2010	a,h
		300,474		300,474		474.25p	17/3/2008	16/3/2015	e,h

Other share plans:
J E Daniels	216,763		216,763	—		(see page			i
T A Dial		242,825		242,825		90)	1/6/2008	30/11/2008	h

Former directors who served during 2005
P G Ayliffe	3,327			3,327	*	284p	1/6/2006	30/11/2006	a
	13,000			13,000	‡	321p	28/3/1999	27/3/2006	b,f
	12,000			12,000		510p	26/3/2000	25/3/2007	b,f
	20,000			20,000		880p	4/3/2001	3/3/2008	b,f
	3,000			3,000		887.5p	4/3/2002	3/3/2009	b,g
	23,657			23,657		549.5p	6/3/2003	5/3/2010	c,g
	10,560			10,560		615.5p	8/8/2003	7/8/2010	c,g
	16,717			16,717		655p	6/3/2004	5/3/2011	c,g
	44,562			44,562		733p	21/8/2004	20/8/2011	d,k
	104,895			104,895		715p	6/3/2005	5/3/2012	d,g
	218,769		60,770*	157,999		394.25p	21/2/2006	20/2/2013	d,h
	177,034		78,682*	98,352		430p	14/8/2006	13/8/2013	d,h
	429,338		274,300*	155,038		419.25p	18/3/2007	17/3/2014	d,h

D P Pritchard	50,000			50,000		859.5p	15/5/2001	14/5/2008	b,f
	40,000			40,000		817p	2/8/2002	1/8/2009	b,g
	71,519			71,519		549.5p	6/3/2003	5/3/2010	c,g
	10,385			10,385		615.5p	8/8/2003	7/8/2010	c,g
	36,374			36,374		655p	6/3/2004	5/3/2011	c,g
	127,131			127,131		733p	21/8/2004	20/8/2011	d,k
	286,363			286,363		715p	6/3/2005	5/3/2012	d,g

a)	Sharesave.

b)	Executive option granted between March 1996 and August 1999.

c)	Executive option granted between March 2000 and March 2001.

d)	Executive option granted between August 2001 and August 2004.

e)	Executive option granted from March 2005.

f)	Exercisable.

g)	Not exercisable as the performance conditions had not been met.

h)	Not exercisable as the option has not been held for the period required by the relevant scheme.

i)

Market price on day of exercise was 497p. In that regard Mr Daniels made a gain of £1,077,312. This is the difference between the market price of the shares on the day on which the share option was exercised and the price paid for the shares.

j)	These share options lapsed as the performance condition had not been met.

k)	These share options lapsed after Mr Ayliffe and Mr Pritchard left the board as the performance condition had not been met.

‡	Mr Ayliffe exercised this share option after he left the board. The date of exercise was 14 December 2005 and the market price of the shares on that day was 480.25p.

*	These share options lapsed when Mr Ayliffe left the board.

Interests in share options (continued)

Lloyds TSB performance share plan

The following bonus and performance shares relating to the bonus award for 2004 are available under the plan. Further information is given on page 82.

	Bonus shares			Performance shares				Bonus shares
					Conditional			release and
	At	Purchased	At	At	award during	At		performance
	1 January	during	31 December	1 January	the year	31 December	Award	share award
	2005	the year	2005	2005	(maximum)	2005	price	date

J E Daniels	—	57,737	57,737	—	195,720	195,720	479p	18/3/2008
M E Fairey	—	31,901	31,901	—	108,140	108,140	479p	18/3/2008
A G Kane	—	22,171	22,171	—	75,156	75,156	479p	18/3/2008
G T Tate	—	22,710	22,710	—	76,982	76,982	479p	18/3/2008
H A Weir	—	16,628	16,628	—	56,366	56,366	479p	18/3/2008

The market price for a share in the Company at 1 January 2005 and 31 December 2005 was 473p and 488.5p, respectively. The range of prices between 1 January 2005 and 31 December 2005 was 439.5p to 509p.

None of the other directors at 31 December 2005 had options to acquire shares in Lloyds TSB Group plc or its subsidiaries.

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

August 2001 – August 2004

That the Company’s ranking based on TSR over the relevant period against a comparator group (17 UK and international financial services companies including Lloyds TSB Group) must be at least ninth, when 14 per cent of the option will be exercisable. If the company is ranked first in the group, then 100 per cent of the option will be exercisable and if ranked tenth or below the performance condition is not met.

At the end of 2005 Lloyds TSB Group was ranked:
15th after four years of the performance period for options granted in 2002;
17th after three years of the performance period for options granted in 2003; and
8th after two years of the performance period for the options granted in 2004.
Options granted in 2001 lapsed as the performance conditions had not been met.

March 2005 – August 2005

That the Company’s ranking based on TSR over the relevant period against a comparator group (15 companies including Lloyds TSB Group) must be at least eighth, when 30 per cent of the option will be exercisable. If the company is ranked first to fourth position in the group, then 100 per cent of the option will be exercisable and if ranked ninth or below the performance condition is not met.

At the end of 2005 Lloyds TSB Group was ranked 10th after one year of the performance period.

Other share plans

Share retention plan

Mr Daniels was the only participant in this plan and held an option, granted to him on 2 November 2001, to acquire 216,763 ordinary shares in Lloyds TSB Group plc for a total price of £1. The option was granted as part of the remuneration package considered necessary to attract him from the USA and was designed to encourage him to remain with Lloyds TSB Group plc. The option was not subject to any performance condition and vested on 31 December 2004. Mr Daniels exercised this option on 4 March 2005. Full details of the plan were set out in the 2002 annual report on Form 20-F.

Lloyds TSB Group executive share plan 2005

A further share plan has been established in connection with the recruitment of Ms Dial as an executive director.

The Lloyds TSB Group executive share plan 2005 was adopted in May 2005, specifically to facilitate the recruitment of Ms Dial. Ms Dial is the only participant in the plan and she became eligible to participate in it when she joined Lloyds TSB Group on 1 June 2005. On that same date, an option was granted to her under the plan to acquire 242,825 ordinary shares in Lloyds TSB Group plc (with a value of £1,100,000 at the date of grant) for a total exercise price of £1. No further options may be granted to her under the plan.

The option is designed to encourage Ms Dial to remain with Lloyds TSB Group plc. Accordingly, the option, which is not subject to any performance conditions, will normally become exercisable only if Ms Dial remains as an employee, and has not given notice of resignation, on 31 May 2008. The option will also be exercisable if Ms Dial ceases to be an employee before that date in certain circumstances described in her service agreement, in which case the options will be exercisable for six months and then lapse. These circumstances include her being entitled to terminate her service agreement without notice by reason of the employer’s conduct or being removed as a director or employee otherwise than in accordance with that agreement. The options may also become exercisable early on a takeover or reconstruction of Lloyds TSB Group plc, if Ms Dial’s service agreement is terminated by Lloyds TSB Group plc due to sickness or injury, or if she dies (in which case her personal representatives would generally have twelve months from the date of death to exercise the option).

The option will lapse if Ms Dial ceases to be an employee, or gives notice of resignation, before the normal exercise date, except in the circumstances described above.

The number and/or nominal amount of shares may be adjusted by the board on certain variations in the share capital of Lloyds TSB Group plc.

The benefit conferred by this option is not pensionable and the option is not transferable.

No new shares will be issued to satisfy the option under this plan.

None of those who were directors at the end of the year had any other interest in the capital of Lloyds TSB Group plc or its subsidiaries.

The register of directors’ interests, which is open to inspection, contains full particulars of directors’ shareholdings and options to acquire shares in Lloyds TSB Group.

Employees

As at 31 December 2005, Lloyds TSB Group employed 66,797 people (on a full-time equivalent basis), compared with 69,985 at 31 December 2004. At 31 December 2005 64,828 employees were located in the UK, 986 in continental Europe, 664 in the Americas, and 319 in the rest of the world. At the same date, 32,984 people were employed in UK Retail Banking, 5,773 in Insurance and Investments, 18,756 in Wholesale and International Banking, and 9,284 in other functions.

Lloyds TSB Group is committed to employment policies which follow best practice, based on equal opportunities for all employees irrespective of sex, race, national origin, religion, colour, disability, sexual orientation, age or marital status.

In the UK, Lloyds TSB Group supports Opportunity Now and is represented on the board of Race for Opportunity; campaigns to improve opportunities for women and ethnic minorities in the work place. Lloyds TSB Group is a gold card member of the Employers’ Forum on Disability, in support of employment of people with disabilities. This recognises the need for ensuring fair employment practices in recruitment and selection, and the retention, training and career development of disabled staff.

Employees are kept closely involved in major changes affecting them through such measures as team meetings, briefings, internal communications and opinion surveys. There are well established procedures, including regular meetings with recognised unions, to ensure that the views of employees are taken into account in reaching decisions.

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

The board and its committees

Audit committee

The audit committee comprises Mr Brown (chairman), Mr du Plessis, Mr Gemmell, Mrs Knight and Lord Leitch, all of whom have been determined by the board to be independent directors. The committee’s terms of reference are available from the company secretary and are displayed on the Company’s website www.lloydstsb.com.

The board of directors has determined that Mr du Plessis is an “audit committee financial expert” (as defined in the rules under the U.S. Securities Exchange Act). Although Mr du Plessis has been identified as an audit committee financial expert for purposes of the SEC’s rules, the committee members are selected with a view to the expertise and experience of the committee as a whole, and the committee reports to the board of directors as a single entity. The designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation. Nor does the designation of a person as an audit committee financial expert affect the duties, obligations or liability of any other member of the audit committee or board of directors.

During the year, the audit committee received reports from, and held discussions with, management and the auditors. In discharging its duties, the committee has approved the auditors’ terms of engagement, including their remuneration and, in discussion with them, has assessed their independence and objectivity (more information about which is given in note 10 to the financial statements, in relation to the procedure for approving fees for audit and non-audit work) and recommended their re-appointment at the annual general meeting. The committee also reviewed the financial statements published in the name of the board and the quality and acceptability of the related accounting policies, practices and financial reporting disclosures; the scope of the work of the Group’s internal audit department, reports from that department and the adequacy of its resources; the effectiveness of the systems for internal control, risk management and compliance with financial services legislation and regulations (more information about which is given in the note about internal control on page 93); the results of the external audit and its cost effectiveness; reports from the external auditors on audit planning and their findings on accounting and internal control systems; and the committee’s own role and performance. Procedures for handling complaints regarding accounting, internal accounting controls or auditing matters and for staff to raise concerns in confidence were established by the committee. The committee also had a meeting with the auditors, without executives present, and a meeting with the head of internal audit alone.

Chairman’s committee

The chairman’s committee, comprising the chairman, the group chief executive and the deputy group chief executive, meets to assist the chairman in preparing for board meetings.

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

Nomination committee

The nomination committee, comprising Mr van den Bergh (chairman until 11 May 2006 when he will be succeeded by Sir Victor Blank), Mr Brown and Dr Julius, reviews the composition of the board, taking into account the skills, knowledge and experience of directors and considers and makes recommendations to the board on potential candidates for appointment as directors. The committee also makes recommendations to the board concerning the re-appointment of any independent non-executive director by the board at the conclusion of his or her specified term; the re-election of any director by the shareholders under the retirement provisions of the articles of association; any matters relating to the continuation in office of a director; and the appointment of any director to executive or other office, other than the positions of chairman and group chief executive, the recommendation for which would be made at a meeting of the non-executive directors.

During the year, the committee recommended the appointment of one executive director and two non-executive directors. In that regard, detailed role specifications were drawn up, external search consultants were engaged and candidates were interviewed by committee members and the other directors.

In January 2006, it was announced that Mr van den Bergh had decided to retire as chairman of the Group at the annual general meeting in May. Sir Victor Blank became deputy chairman on 1 March and, subject to shareholder approval of his election as a director at the annual general meeting, will succeed Mr van den Bergh as chairman following the AGM on 11 May 2006.

Sir Victor was selected for nomination after a thorough search in which the board was assisted by Egon Zehnder International. The process was led by the senior independent non-executive director, Mr Brown, and the nomination committee for this purpose comprised all the independent non-executive directors. Candidates were interviewed by several directors and the decision was taken by the whole board, on the recommendation of the nomination committee.

Sir Victor retired from the board of Trinity Mirror at its annual general meeting in May of this year. As recently announced by GUS plc, he will remain as chairman of GUS until the proposed separation of its businesses, announced last year, but will have no continuing role in these businesses after that.

In deciding to nominate Sir Victor as chairman, the board considered the provision of the combined code on corporate governance, issued by the Financial Reporting Council, that no individual should be appointed to a second chairmanship of a FTSE 100 company. The board concluded that Sir Victor was an outstanding candidate with exceptional skills, knowledge and experience, both as a FTSE 100 company chairman and in the financial services industry, and in consultation with him, both the Lloyds TSB Group board and the GUS board have agreed that he would be able to devote sufficient time to his roles.

Lloyds TSB Group acknowledges Sir Victor’s responsibilities as chairman of two FTSE 100 companies for a transitional period but the board feels that his experience will enable him to discharge his duties fully during that time. The senior independent non-executive director, Mr Brown, also recognises the importance of his role in being available to shareholders, especially during this transitional period.

Both the Association of British Insurers and the National Association of Pension Funds were consulted, in line with the principles of the combined code.

The committee’s terms of reference are available from the company secretary and are displayed on the Company’s website www.lloydstsb.com.

Remuneration committee

Information about the remuneration committee’s membership and work is given in the directors’ remuneration report on pages 80 to 91 and its terms of reference are available from the company secretary and are displayed on the Company’s website www.lloydstsb.com.

Risk oversight committee

The risk oversight committee comprises Mr van den Bergh (chairman until 11 May 2006 when he will be succeeded by Sir Victor Blank), Mr Brown and Sir Julian Horn-Smith. All non-executive directors are also invited to attend meetings if they wish. The risk oversight committee’s duties include overseeing the development, implementation and maintenance of the Group’s overall risk governance framework, risk appetite, risk strategy and policies, to ensure they are in line with emerging regulatory, corporate governance and industry best practice. The committee also oversees the Group’s risk exposures; facilitates the involvement of non-executive directors in risk issues and aids their understanding of these issues; oversees adherence to Group risk policies and standards and considers any material amendments to them; and reviews the work of the Group Risk division. The risk oversight committee reports to the board on its deliberations after each meeting.

Attendance at meetings

The attendance of directors at board meetings and at meetings of the audit, nomination, remuneration and risk oversight committees during 2005 was as follows:

	Board	Audit committee	Nomination committee	Remuneration committee	Risk oversight committee

Number of meetings during the year	9	5	3	7	5

Current directors who served during 2005
W C G Berndt	9			7
Ewan Brown[1]	9	5	2		5
J E Daniels	9
T A Dial[2]	4
J P du Plessis[3]	2	1
M E Fairey	9
G J N Gemmell	9	5		1	(co-opted)
Sir Julian Horn-Smith[4]	8			6	3
D S Julius	9		3	6
A G Kane	9
A A Knight	9	5
Lord Leitch[3]	2	1
G T Tate	9
M A van den Bergh	9		3		4
H A Weir	9

Former directors who served during 2005
C S Gibson-Smith[5]	3		2	1
D P Pritchard[5]	4				2

[1]	Appointed to the nomination committee from 3 March 2005

[2]	Appointed to the board from 1 June 2005

[3]	Appointed to the board and audit committee from 1 October 2005

[4]	Appointed to the risk oversight committee from 3 March 2005

[5]	Left the board on 5 May 2005

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

The directors and senior management are committed to maintaining a control-conscious culture across all areas of operation. This is communicated to all employees by way of published policies and procedures and regular management briefings. A requirement to comply with internal control and risk policies is a key component of individual staff objectives expressed in the balanced scorecard. Key business risks are identified, and these are controlled by means of procedures such as physical controls, credit, trading and other authorisation limits and segregation of duties. In addition, there is an annual control self-assessment exercise whereby the key businesses and head office functions review specific controls and attest to the accuracy of their assessments. The assessment covers all Enterprise Wide Risk Management (‘EWRM’) categories and is in accordance with the principles of the Combined Code. As in previous years, this exercise was completed for the year ended 31 December 2005. All returns have been satisfactorily completed and appropriately certified.

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

Disclosure controls

As of 31 December 2005, the Lloyds TSB Group, under the supervision and with the participation of the Lloyds TSB Group’s management, including the group chief executive and the group finance director, performed an evaluation of the effectiveness of the Lloyds TSB Group’s disclosure controls and procedures. Based on this evaluation, the group chief executive and group finance director concluded that the Lloyds TSB Group’s disclosure controls and procedures are effective for gathering, analysing and disclosing the information the Lloyds TSB Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds TSB Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

There has been no change in the Lloyds TSB Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Lloyds TSB Group’s internal control over financial reporting.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

According to the register maintained by Lloyds TSB Group plc under section 211 of the Companies Act 1985, as at 26 May 2006, Legal & General Investment Management Limited, Barclays PLC and The Capital Group Companies had interests of 3% (166,941,214 shares), 3.30% (184,558,340 shares) and 4.857% (272,152,525 shares), respectively, of the nominal value of the issued share capital of Lloyds TSB Group plc. Lloyds TSB Group plc does not know of any other shareholder owning beneficially, directly or indirectly, three per cent or more of the shares of Lloyds TSB Group plc, or of any shareholder having more than three per cent of the voting rights.

At 31 December 2005, those who were directors of Lloyds TSB Group plc on that day beneficially owned the following ordinary shares, not including options:

Title of class	Identity of person or group	Amount owned	Per cent of class

Ordinary shares, nominal value 25 pence each	Directors (15 persons)	658,940	0.01

In addition, those directors held, as at 31 December 2005, options to acquire 9,478,788 shares, all of which were granted pursuant to the executive share option schemes, sharesave share option schemes and share retention plan and conditional awards of 512,364 performance shares under the Lloyds TSB Performance Share Plan.

All shareholders within a class of the Company’s shares have the same voting rights. Lloyds TSB Group plc is not owned or controlled directly or indirectly by another corporation or by any government and Lloyds TSB Group plc is unaware of any arrangements which might result in a change in control.

Related party transactions

Lloyds TSB Group, as at 31 December 2005, had related party transactions with 14 key management personnel. See note 49 to the Consolidated Financial Statements. The transactions in question were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavourable features.

REGULATION

Regulatory Requirements for UK Financial Services Institutions

The cornerstone of the regulatory regime in the UK is the Financial Services and Markets Act 2000 (‘FSMA’) which came into force on 1 December 2001 (a date known as N2) and replaced much of the previous legislation under which banks, insurance companies and investment businesses had been authorised and supervised. In accordance with the provisions of the FSMA on 30 November 2001, the Financial Services Authority (‘FSA’) completed the process of assuming responsibility for the regulation and oversight of a wide range of financial services activities in the UK. Most recently these responsibilities have extended to include the regulation of mortgage lending, sales and administration (October 2004) and general insurance sales and administration (January 2005).

The FSA is responsible for the authorisation and supervision of institutions that provide regulated financial products and services as defined in the FSMA. As part of the authorisation process, the FSA reviews applicants to ensure that they satisfy the necessary criteria including honesty, competence and financial soundness, to engage in regulated activity. The majority of Lloyds TSB Group’s regulated financial institutions became authorised by the FSA through being ‘grandfathered’ as having been authorised under previous legislation to carry on financial services business. Following the new regulations that were introduced for mortgage and general insurance business, additional entities were authorised by FSA.

Regulatory Approach of the FSA

The FSA’s regulatory approach aims to focus and reinforce the responsibility of senior management of a financial institution to ensure that it takes reasonable care to organise and control its affairs responsibly and effectively and that it develops and maintains adequate risk management systems. The FSA Handbook of Rules and Guidance (the ‘Handbook’) sets out eleven Principles for Businesses and the rules to which financial institutions are required to adhere.

A risk-based approach for the supervision of all financial institutions is adopted by the FSA and the starting point for the FSA’s supervision is based on a systematic analysis of that institution’s risk profile. Having determined the level of inherent risk, a minimum capital adequacy requirement is established, which the institution is required to meet at all times.

The FSA carries out its supervision of UK financial institutions through the collection of information from a series of prudential returns covering sterling and non-sterling operations, on-site reviews (through its ARROW reviews and through industry-wide Theme Reviews), desk-based reviews, meetings with senior management and reports obtained from skilled persons.

Regular reports required by the FSA include operating statements and returns covering (amongst other things) capital adequacy, liquidity, large single exposures and large exposures to related borrowers, lendings by industry sector and geographical area, maturity analyses and foreign exchange activities. Capital adequacy returns are submitted on a periodic basis for all the authorised institutions within the Lloyds TSB Group. Returns are also submitted on a consolidated basis for the Lloyds TSB Group as a whole.

The Handbook sets out rules and guidance across a range of issues with which financial institutions are required to comply. These include, inter alia:

•	Authorisation requirements – standards that need to be met in order to be authorised and continue to be met on an ongoing basis.
•	Prudential rules – relating to capital adequacy.
•	Systems and Controls requirements – that are appropriate to the volume and complexity of activity undertaken.
•

Conduct of Business rules – that set out the requirements for aspects such as advising and selling, product disclosure, financial promotions (including compliance with the clear, fair and not misleading requirements), responsible lending and default.

•	Training and Competence (T&C) rules – setting standards that apply to firms providing advice to retail customers.
•	Code of Market Conduct rules – with a view to preventing market abuse.

A key theme running through most of FSA’s rules and regulations is the concept of Treating Customers Fairly. The Lloyds TSB Group has developed its own work on this issue and has embedded this concept in its activity, operations and culture.

Financial Services Guarantee Schemes in the UK

Under the FSMA a compulsory single, industry wide, investor’s compensation scheme, the Financial Services Compensation Scheme has been set up. All authorised institutions are required to be members of the Financial Services Compensation Scheme and are subject to a levy in proportion to their deposit base or volume of business undertaken. The

Scheme applies to business undertaken by an FSA authorised institution or by the UK branch of a European Economic Area firm carrying on ‘home state regulated activity’.

FSMA allows for the establishment of different funds for different kinds of business and for different maximum amounts of claim:

•

Bank depositors (who are eligible claimants) in the UK are provided with protection for their deposits with authorised institutions. Depositors with an institution which has been declared insolvent are entitled to receive 100 per cent of the first £2,000 and 90 per cent of the next £33,000 of their protected deposits from the Financial Services Compensation Scheme, subject to a maximum amount of £31,700, including both principal and accrued interest.

•

Investors can obtain a maximum award for compensation, if they have a claim against a firm which subsequently could not pay, of £48,000 (100 per cent of the first £30,000 and 90 per cent of the next £20,000).

•	Long-term insurance contracts compensation is limited to 100 per cent of the first £2,000 plus 90 per cent of the remainder of the value of the contract with no maximum.

Authorised firms within the Lloyds TSB Group

There are currently 26 authorised institutions within the Lloyds TSB Group. These are regulated by the FSA on both an individual and a consolidated basis.

There are six UK authorised banks: Lloyds TSB Bank plc, Lloyds TSB Scotland plc, Cheltenham & Gloucester plc, Lloyds TSB Private Banking Limited, Scottish Widows Bank plc and AMC Bank Limited.

The investment firms authorised within the Group are: Lloyds TSB Stockbrokers Limited, Scottish Widows Investment Partnership Limited, Lloyds TSB Development Capital Limited, Lloyds TSB Venture Managers Limited, Lloyds TSB Financial Consultants Limited, Lloyds TSB Independent Financial Advisers Limited, SWIP Fund Management Limited, Scottish Widows Unit Trust Managers Limited, Scottish Widows Fund Management Limited and Lloyds TSB Investments Limited.

The regulated entities conducting insurance, life and pensions business are: Black Horse Limited, Lloyds TSB Bank Insurance Brokers Limited, Lloyds TSB Insurance Services Limited, Lloyds TSB General Insurance Limited, Scottish Widows Annuities Limited, Pensions Management (SWF) Limited, Scottish Widows Unit Funds Limited, Scottish Widows plc, Abbey Life Assurance Company Limited and Lloyds TSB Life Assurance Company Limited.

Basel II

Basel II will be implemented throughout the EU through the Capital Requirements Directive. The Capital Requirements Directive will come into force for all European banks at the start of 2007, although the final rules to be applied in the UK will only be published in 2006. The rules have been, and will continue to be, subject to further consultation, and Lloyds TSB Group has been playing a full part with the regulatory authorities in attempting to shape them. The Group plans to adopt an Internal Ratings Based approach to credit risk and an Advanced Measurement Approach to operational risk. Accordingly, a considerable investment is being made in order to meet the standards required for these more advanced approaches. As well as meeting the compliance imperative, benefits to the Group will accrue through further enhancement of our risk management and capital allocation capabilities.

Other relevant legislation and regulation

Financial Ombudsman Service (‘FOS’)

The FOS was established at N2 pursuant to the FSMA to provide customers with a free and independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The FOS resolves disputes that cover most financial products and services provided in (or from) the UK, from insurance and pension plans to bank accounts and investments, for eligible complainants, private individuals and small businesses, charities or trusts. Although the FOS takes account of relevant regulation and legislation, their guiding principle is to resolve cases on the basis of what is fair and reasonable; in this regard, the FOS is not bound by law or even its own precedent. The decisions made by the FOS are binding on firms.

Banking Code Standards Board

The Banking Code Standards Board monitors compliance with the Banking Code and the Business Banking Code. These Codes are voluntary codes agreed by UK banks and building societies that initially came effective in 1992, with several subsequent revisions, and which have been adopted by Lloyds TSB Group. The Banking Code and Business Banking Code define the responsibilities of the banks and building societies to their personal customers and smaller business customers respectively in connection with the operation of their UK accounts and sets out minimum standards of service that these customers can expect from institutions which subscribe to the Code.

Office of Fair Trading (‘OFT’)

The OFT is responsible for regulating implementation of the Consumer Credit Act 1974 which regulates both brokerage and lending activities in the provision of personal secured and unsecured lending. The OFT is also responsible for regulating issues such as credit card default fees, payment protection insurance (in conjunction with the FSA), and payment services.

Information Commissioner’s Office

This office is responsible for overseeing implementation of the Data Protection Act 1998. This Act regulates, among other things, the retention and use of data relating to individual customers.

European Union (‘EU’) Impact for UK Financial Services Regulation

Work continues on the Financial Services Action Plan which is intended to create a single market for financial services across the EU. The Lloyds TSB Group will continue to monitor the progress of these initiatives, provide specialist input on their drafting and assess the likely impact on its business.

EU directives, which are required to be implemented in EU member states through national legislation, have a strong influence over the framework for supervision and regulation of financial services in the UK. The directives aim to harmonise financial services regulation and supervision throughout the EU by setting minimum standards in key areas such as capital adequacy, access to financial markets, consumer protection and compensation schemes.

Financial institutions, such as those in the Lloyds TSB Group, are primarily regulated in their home state by a local regulator but the EU directives prescribe minimum criteria for the authorisation of such institutions and the prudential supervision applicable to them. Different directives require member states to give ‘mutual recognition’ to each other’s standards of regulation through the operation of a ‘passport’ concept. This passport gives a financial institution which has been authorised in its ‘home’ state the freedom to establish branches in, and to provide cross-border services into, other member states without the need for additional local authorisation.

Key directives currently being implemented are:

•

Capital Requirements Directive – this comes into effect at the beginning of 2007 and will implement Basel II across the EU for banks and investment firms. The final rules in the UK will only be published in 2006 and they are likely to result in comprehensive changes to the capital adequacy regulations applicable to Lloyds TSB Group. The Lloyds TSB Group has been playing a full part with the regulatory authorities in attempting to shape them. The proposals for the new framework cover three main areas:

	–	Minimum capital requirements and methodologies for allocation of regulatory capital for credit and other risks including operational risk.

	–	A supervisory review process, including the setting of capital ratios by bank supervisors.

	–	Improvement of transparency in the financial system by reliable and timely disclosure of risk information.

•

MiFID – this is one of the key initiatives of the Financial Services Action Plan and will come into effect in November 2007. It will replace the Investment Services Directive that was introduced in 1996. The Directive:

	–	Extends the coverage of the current regime for both firms and products;

	–	Introduces more extensive requirements, in particular in relation to conduct of business (both business operations and customer interaction); and

	–	Details additional governance requirements, such as organisation of risk functions, outsourcing and conflicts of interest management.

•

Third Money Laundering Directive – this comes into effect at the end of 2007 and is designed to strengthen the fight against money laundering and terrorist financing. It will provide a common EU basis for implementing the revised FATF Recommendations (issued in June 2003) and replace the 1st and 2nd Money Laundering Directives. Changes arising through this Directive will be incorporated into the UK’s Joint Money Laundering Steering Group (‘JMLSG’) Guidance Notes. In the UK the JMLSG has also recently reinforced a risk-based approach to anti-money laundering.

Rest of the world

The Lloyds TSB Group operates in many countries around the world. The Group’s overseas branches and subsidiaries are subject to reporting and reserve requirements and controls imposed by the relevant central banks and regulatory authorities.

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

	Price per share (in pence) High	Price per share (in pence) Low

Annual prices:
2005	509.00	439.50
2004	476.25	391.75
2003	483.00	295.75
2002	817.00	427.50
2001	772.00	590.00
2000	774.50	517.00
1999	1,060.00	725.00
1998	1,075.00	575.50
Quarterly prices:
2006
First quarter	573.50	489.75
2005
Fourth quarter	489.50	439.50
Third quarter	495.00	454.00
Second quarter	482.50	446.50
First quarter	509.00	463.50
2004
Fourth quarter	473.25	415.00
Third quarter	436.00	391.75
Second quarter	441.50	411.00
First quarter	476.25	405.00
Monthly prices:
April 2006	552.00	522.00
March 2006	573.50	521.75
February 2006	566.50	521.00
January 2006	516.50	489.75
December 2005	489.50	471.25
November 2005	481.50	463.25

On 26 May 2006, the closing price of shares on the London Stock Exchange was 510.50 pence, equivalent to $9.48 per share translated at the Noon Buying Rate of $1.857 per £1.00 on 26 May 2006.

Lloyds TSB Group plc’s American Depositary Receipts (‘ADRs’) have been traded on the over-the-counter market in the US under the symbol ‘LLDTY’ since March 2000. Since 27 November 2001 Lloyds TSB Group plc American Depositary Shares (‘ADSs’) have been listed on The New York Stock Exchange under the symbol ‘LYG’. The prices for Lloyds TSB Group plc’s ADRs, as quoted below, are in US dollars. Each ADS represents four ordinary shares.

The following table shows the reported high and low closing prices for the ADRs in the over-the-counter market in the US.

	Price per ADR (in US dollars) High	Price per ADR (in US dollars) Low

Annual prices:
2001 (to 26 November 2001)	46.00	34.75
2000	45.27	33.50
Quarterly prices:
2001
Fourth quarter (to 26 November 2001)	43.88	38.25
Third quarter	44.00	35.50
Second quarter	43.94	38.94
First quarter	46.00	34.75

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS (in US dollars) High	Price per ADS (in US dollars) Low

Annual prices:
2005	39.06	31.12
2004	36.88	29.47
2003	32.55	19.65
2002	48.55	27.85
2001 (from 27 November 2001)	44.99	41.30
Quarterly prices:
2006
First quarter	40.32	34.72
2005
Fourth quarter	34.46	31.12
Third quarter	36.20	32.82
Second quarter	36.50	33.16
First quarter	39.06	35.12
2004
Fourth quarter	36.88	31.35
Third quarter	31.61	29.47
Second quarter	32.90	29.59
First quarter	36.36	30.15
Monthly prices:
April 2006	39.05	36.93
March 2006	40.32	36.70
February 2006	39.82	36.70
January 2006	37.00	34.72
December 2005	34.46	33.00
November 2005	33.42	32.49

On 26 May 2006, the closing price of ADSs on the New York Stock Exchange was $38.24.

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

Lloyds TSB Group plc’s ability to pay dividends is restricted under UK company law. Dividends may only be paid if distributable profits are available for that purpose. In the case of a public limited company, a dividend may only be paid if the amount of net assets is not less than the aggregate of the called-up share capital and undistributable reserves and if the payment of the dividend will not reduce the amount of the net assets to less than that aggregate. In addition, a company cannot pay a dividend if any of its UK insurance subsidiaries is insolvent on a regulatory valuation basis or, in the case of regulated entities, if the payment of a dividend results in regulatory capital requirements not being met. Similar restrictions exist over the ability of Lloyds TSB Group plc’s subsidiary companies to pay dividends to their immediate parent companies. Furthermore, in the case of Lloyds TSB Group plc, dividends may only be paid if sufficient distributable profits are available for distributions due in the financial year on certain preferred securities. The board has the discretion to decide whether to pay a dividend and the amount of any dividend. In making this decision, the board is mindful of the level of dividend cover and, consequently, profit growth may not necessarily result in increases in the dividend. The board recognises the importance attached by shareholders to the Lloyds TSB Group’s dividend. In the case of American Depositary Shares (‘ADSs’), dividends are paid through The Bank of New York which acts as paying and transfer agent.

The table below sets out the interim and final dividends which were declared in respect of the ordinary shares for fiscal years 2001 through 2005. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date.

	Interim dividend per share £	Interim dividend per share $	Final dividend per share £	Final dividend per share $

2001	0.102	0.149	0.235	0.344
2002	0.107	0.167	0.235	0.374
2003	0.107	0.178	0.235	0.419
2004	0.107	0.190	0.235	0.447
2005	0.107	0.189	0.235	0.433

There are no UK governmental laws, decrees or regulations that affect the remittance of dividends or other shareholder payments to non-residents of the UK who hold shares of Lloyds TSB Group plc.

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS TSB GROUP PLC

A summary of the material provisions of Lloyds TSB Group plc’s memorandum and articles of association is set out below. This has been updated from the summary that was incorporated into Lloyds TSB Group plc’s registration statement filed with the SEC on 25 September 2001 and reflects changes to the memorandum and articles of association approved by the shareholders of Lloyds TSB Group plc at its annual general meeting in May 2006.

Lloyds TSB Group plc is incorporated in Scotland under the UK Companies Act 1985 with registered number SC95000.

Objects of Lloyds TSB Group plc

Lloyds TSB Group plc’s objects are:

•

Clause 4(1)(a) of the memorandum of association of Lloyds TSB Group plc (the “Memorandum”): to take over and hold all or such part of the property and rights, and to assume and undertake all or such part of the liabilities and obligations, of the Trustee Savings Banks Central Board (“the Central Board”), Trustee Savings Banks (Holdings) Limited (“TSB Holdings”) and the trustee savings banks (meaning the banks defined as the existing banks in the Trustee Savings Banks Act 1985, the “TSBA”) as shall be transferred to and vested in Lloyds TSB Group plc under the TSBA; and

•	Clause 4(1)(b) of the Memorandum: to act as the holding company for:

(i) the companies formed or to be formed with objects including that of assuming and conducting, after the vesting day, as the same is defined in the TSBA, the respective business of the trustee savings banks and eligible to succeed them respectively within the meaning of Section 1(2) of the TSBA; and (ii) the companies which, immediately before the said vesting day, are subsidiaries of the trustee savings banks, the Central Board or TSB Holdings; and

•

Clause 4(7) of the Memorandum: to carry on the business of banking in all its aspects, including but not limited to all businesses of a financial or monetary nature and any business which now is or at any time during the existence of Lloyds TSB Group plc may be usually or commonly carried on as part of or in connection with, or which may conduce to or be calculated to facilitate or render profitable or more profitable the transaction of, the business of banking or of dealing in money or securities or the provision of financial services of any kind, in any part of the world.

Voting rights

For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such person may cast, Lloyds TSB Group plc may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Every holder of ordinary shares who is entitled to be and is present in person (including any corporation by its duly authorised representative) at a general meeting of Lloyds TSB Group plc and is entitled to vote will have one vote on a show of hands and, on a poll, if present in person or by proxy, will have one vote for every such share held by him, save that a member will not be entitled to exercise the right to vote carried by such shares if he or any person appearing to be interested in the shares held by him has been duly served with a notice under section 212 of the UK Companies Act 1985 (requiring disclosure of interests in shares) and is in default in supplying Lloyds TSB Group plc with information required by such notice. The limited voting shares confer the right to receive notice of and to attend and speak at all general meetings of Lloyds TSB Group plc, but do not confer a right to vote unless the business of the meeting includes the consideration of a resolution:

•

to approve an acquisition or disposal by Lloyds TSB Group plc or any of its subsidiaries in circumstances in which the approval of shareholders in general meeting is either required by virtue of securities of Lloyds TSB Group plc being listed on a recognised exchange, or is sought by the directors, due to the significance of the transaction, or

•	for the winding-up of Lloyds TSB Group plc, or

•	to vary the rights of the limited voting shares.

In any such case, the holder may vote the limited voting shares only in respect of such resolution and will have the same rights in regard to the number and exercise of votes as a holder of ordinary shares but in the case of a variation in the rights of limited voting shares, shall also have the protection of a requirement for approval of the variation by a separate class meeting of the holders of limited voting shares.

Preference shares confer such rights as may be determined by the directors on allotment, but unless the directors otherwise determine, fully paid preference shares confer identical rights as to voting, capital dividends and otherwise, notwithstanding that they are denominated in different currencies and shall be treated as if they are one single class of shares.

There are no limitations imposed by UK law or the memorandum and articles of association of Lloyds TSB Group plc restricting the rights of non-residents of the UK or non-citizens of the UK to hold or vote shares of Lloyds TSB Group plc.

General meetings

The directors may make arrangements to control the level of attendance at any place specified for the holding of a general meeting and, in any such case, shall direct that the meeting be held at a specified place, where the chairman of the meeting shall preside, and make arrangements for simultaneous attendance and participation by members and proxies at other locations. The chairman of a general meeting has express authority to adjourn the meeting if, in his opinion, it appears impracticable to hold or continue the meeting because of crowding or unruly conduct or because an adjournment is otherwise necessary for the proper conduct of the meeting. Annual general meetings of Lloyds TSB Group plc are to be held in Edinburgh or such other place in Scotland as the directors shall appoint.

Dividends and other distributions and return of capital

The shareholders in general meeting may by ordinary resolution declare dividends to be paid to members of Lloyds TSB Group plc, but no dividends shall be declared in excess of the amount recommended by the directors. The directors may pay fixed dividends and may also from time to time pay dividends, interim or otherwise. Except in so far as the rights attaching to any shares otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up thereon. Subject to the rights attaching to any shares, any dividend or other monies payable in respect of a share may be paid in such currency or currencies as the directors may determine.

The opportunity to elect to receive new shares instead of any cash dividend recommended by the directors, may be offered to shareholders provided that the directors shall have obtained in advance the shareholders’ approval to do so as required by the articles of association.

The limited voting shares do not confer a right to participate in any distribution of profits by way of dividend. For any other distributions, the limited voting shares shall be deemed to confer rights and interests in the profits equally with the holders of shares according to the amounts paid up on such limited voting shares and shares respectively otherwise than in advance of calls.

On any distribution by way of capitalisation, the amount to be distributed will be appropriated amongst the holders of shares and limited voting shares in proportion to their holdings of shares and limited voting shares (pro rata to the amount paid up thereon). If the amount to be distributed is applied in paying up in full unissued shares and limited voting shares of Lloyds TSB Group plc, a shareholder will be entitled to receive bonus shares of the same class as the shares giving rise to his entitlement to participate in the capitalisation.

Any dividend unclaimed after a period of 12 years from the date of declaration will be forfeited and revert to Lloyds TSB Group plc. No dividends or other monies payable on or in respect of a share shall bear interest against Lloyds TSB Group plc.

On a return of capital, whether in a winding-up or otherwise, the shares and the Limited Voting Shares will rank equally in all respects.

Conversion of limited voting shares

Each limited voting share will be converted into an ordinary share:

•

on the day following the last date on which an amount could become due and payable to a holder of limited voting shares under a deed of covenant in favour of the Lloyds TSB Foundations. A deed of covenant is a legal document which records the obligation of one person to pay a specified sum to another for a specified number of years; or

•

if an offer is made to shareholders (or to all such shareholders other than the offeror and/or any body corporate controlled by the offeror and/or any persons acting in concert with the offeror) to acquire the whole or any part of the issued ordinary share capital of Lloyds TSB Group plc and the right to cast more than 50 per cent of the votes which may ordinarily be cast on a poll at a general meeting of Lloyds TSB Group plc becomes or is certain to become vested in the offeror and/or any bodies corporate controlled by the offeror and/or any persons acting in concert with the offeror. The publication of a scheme of arrangement under the statutes providing for the acquisition by any person of the whole or part of the ordinary share capital of Lloyds TSB Group plc shall be deemed to be the making of an offer for this purpose.

The shares resulting from conversion will carry the right to receive all dividends and other distributions declared, made or paid on the ordinary share capital of Lloyds TSB Group plc by reference to a record date on or after the date of conversion and will rank equally in all other respects and form one class with the ordinary share capital of Lloyds TSB Group plc then in issue and fully paid.

Holders of limited voting shares will be entitled to participate in any offer made by way of rights to holders of shares as if the limited voting shares had been converted at the relevant record date.

Variation of rights and alteration of capital

Subject to the provisions of the UK Companies Act 1985, the CREST regulations and every other statute for the time being in force or any judgement or order of any court of competent jurisdiction concerning companies and affecting Lloyds TSB Group plc (the “statutes”), the rights attached to any class of shares for the time being in issue may (subject to their terms of issue) be varied, modified or abrogated with the consent in writing of the holders of not less than three fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of shares of that class. At any such separate meeting, the provisions of the articles of association relating to general meetings will apply, but the necessary quorum at any such meeting will be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of that class (except at an adjourned meeting, at which the quorum shall be any holder of shares of the class, present in person or by proxy) and any such person may demand a poll.

Lloyds TSB Group plc may, by ordinary resolution, increase its share capital, consolidate and divide all or any of its shares into shares of larger amount, sub-divide all or any of its shares into shares of smaller amount and cancel any shares not taken or agreed to be taken by any person.

However, for so long as the limited voting shares have not been converted (as described above);

•	Lloyds TSB Group plc is prohibited from consolidating or subdividing any of the shares without consolidating or subdividing the limited voting shares in like manner and to a like extent; and

•

Lloyds TSB Group plc will not create any new class of equity share capital, other than in connection with or pursuant to an employees’ share scheme approved by Lloyds TSB Group plc in general meeting, provided that the creation of equity share capital which carries (as compared with the existing Lloyds TSB Group plc shares) only restricted voting or no voting rights and no greater rights as regards dividends or capital shall not be deemed to be the creation of a new class of equity share capital.

Subject to the provisions of the UK Companies Act 1985, Lloyds TSB Group plc may, by special resolution, reduce its share capital, any capital redemption reserve, share premium account or other undistributable reserve in any way.

Transfer of shares

All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the directors and must be executed by or on behalf of the transferor and, if the shares thereby transferred are not fully paid, by or on behalf of the transferee. The transferor will be deemed to remain the holder of the shares transferred until the name of the transferee is entered in the register of members of Lloyds TSB Group plc in respect thereof. All transfers of shares which are in uncertificated form may be affected by means of a relevant system.

The directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefore, refuse to register any transfer of a share (not being a fully paid share) provided that, where any such shares are admitted to the official list maintained by the UK Listing Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The directors may also decline to register a transfer unless either:

•	the instrument of transfer complies with the requirements of the articles of association; and the transfer is in respect of only one class of shares; or

•	the transfer is in favour of not more than four persons as the transferee. The articles of association contain no restrictions on free transferability of fully paid shares.

The directors shall refuse to register the transfer of any share on which Lloyds TSB Group plc has a lien and shall refuse to register the transfer of any limited voting share unless the same is:

•	between existing holders of limited voting shares; or

•	under a scheme established or order made by the Charity Commissioners or by the court to a transferee having charitable objects; or

•

in the course of a winding-up to an institution having charitable objects which prohibit distributions of income and property to members to at least the same extent as is imposed on the transferor by its memorandum of association; or

•	at the direction of the crown to another charity having similar objects.

Lloyds TSB Group plc’s shares are in registered form and the articles of association do not provide for bearer shares. The registration of share transfers may be suspended and the register may be closed at such times and for such periods as the directors may determine (not exceeding 30 days in any year), provided that if the shares are traded through an electronic trading system, the register may not be closed without the consent of the operator.

Subject to the statutes and the rules (as defined in the CREST regulations), the directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of an electronic trading system or that shares of any class should cease to be so held and so transferred.

Untraced members

Lloyds TSB Group plc is empowered to sell, as the agent of a member, at the best price reasonably obtainable, any share registered in the name of a member remaining untraced for 12 years who fails to communicate with Lloyds TSB Group plc within 3 months following the publication of an advertisement of an intention to make such a disposal; provided that during the 12 year period at least three dividends have become payable and no dividend has been claimed. Lloyds TSB Group plc shall be obliged to account to the member for the proceeds of the disposal. However, any net proceeds of sale unclaimed after 12 years from the date of sale shall be forfeited and shall revert to Lloyds TSB Group plc.

Forfeiture and lien

If a member fails to pay in full any call or instalment of a call on or before the due date for payment, then, following notice by the directors requiring payment of the unpaid amount with any accrued interest and any expenses incurred, such share may be forfeited by a resolution of the directors to that effect (including all dividends declared in respect of the forfeited share and not actually paid before forfeiture). A member whose shares have been forfeited will cease to be a member in respect of the shares, but will, notwithstanding the forfeiture, remain liable to pay to Lloyds TSB Group plc all monies which at the date of forfeiture were presently payable together with interest. The directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal or waive payment in whole or part.

Lloyds TSB Group plc has a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of such share, and the directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt from such a lien, either wholly or partially.

A forfeited share becomes the property of Lloyds TSB Group plc, and it may be sold, re-allotted, otherwise disposed of or cancelled as the directors see fit. Lloyds TSB Group plc will have a first lien on every share not being a fully paid share, for all moneys (whether payable presently or not) called or payable at a fixed date, in respect of such share. Any share on which Lloyds TSB Group plc has a lien may be sold on the terms set out in the articles of association. The proceeds of sale shall first be applied towards payment of the amount in respect of the lien insofar as it is still payable and then on surrender of the share certificate for cancellation (in the case of shares in certificated form), to the person entitled to the shares at the time of sale.

Purchase of own shares

Subject to the provisions of the statutes, Lloyds TSB Group plc may purchase any of its own shares of any class, but if there are in issue any shares which are quoted on the London Stock Exchange and which are convertible into equity share capital of Lloyds TSB Group plc of the class proposed to be purchased, then Lloyds TSB Group plc will not purchase such equity shares unless the terms of the convertible shares include provisions permitting Lloyds TSB Group plc to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase or the purchase has first been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares.

Winding-up

If Lloyds TSB Group plc is wound up, the liquidator may, with the authority of an extraordinary resolution, divide amongst the members in specie or kind the whole or any part of the assets of Lloyds TSB Group plc. The liquidator may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, and the liquidation of Lloyds TSB Group plc may be closed and dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Directors

General

The business and affairs of Lloyds TSB Group plc shall be managed by the directors who may exercise all such powers of Lloyds TSB Group plc as are not by the statutes or by the articles of association required to be exercised by Lloyds TSB Group plc in general meeting, subject to the articles of association, to the provisions of the statutes and to such regulations as may be set by special resolution of Lloyds TSB Group plc, but no regulation so made by Lloyds TSB Group plc will invalidate any prior act of the directors which would have been valid if such regulation had not been made.

The directors may confer upon any director holding any executive office any of the powers exercisable by them on such terms and conditions, and with such restrictions, as they think fit. The directors may also delegate any of their powers to committees. Any such committee shall have power to sub-delegate to sub-committees or to any person any of the powers delegated to it. Any such committee or sub-committee shall consist of one or more directors only. The meetings and proceedings of any such committee or sub-committee consisting of two or more persons shall be governed, with such changes as are appropriate, by the provisions of the articles of association regulating the meetings and proceedings of the directors.

Material interests

Subject to any applicable laws, regulations or court orders in force at the time, a director, provided that he has disclosed to the other directors the nature and extent of his interests:

•	may be a party to, or otherwise interested in, any contract, transaction or arrangement with Lloyds TSB Group plc or in which Lloyds TSB Group plc is otherwise interested;

•

may be a director or other officer of, or employed by, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate promoted by Lloyds TSB Group plc or in which Lloyds TSB Group plc is otherwise interested;

•	may (or any firm of which he is a partner, employee or member may) act in a professional capacity for Lloyds TSB Group plc (other than as auditor) and be remunerated therefore; and

•

shall not, save as otherwise agreed by him, be accountable to Lloyds TSB Group plc for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration, and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

Except as set out in Lloyds TSB Group plc’s articles of association, a director shall not vote in respect of any contract or arrangement or any other proposal in which he has any material interest otherwise than by virtue of interests in shares or debentures or other securities of Lloyds TSB Group plc. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote.

A director shall be entitled to vote and be counted in the quorum in respect of any proposal concerning indemnities in favour of directors or the funding by Lloyds TSB Group plc of expenditure by a director on defending proceedings against him or applications by him for relief from liability, including any action to enable such director to avoid incurring such expenditure.

Remuneration

The ordinary remuneration of the directors is determined by ordinary resolution of Lloyds TSB Group plc and is divisible among the directors as they may agree, or, failing agreement, equally. However, any director who holds office for only part of the period in respect of which remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration relating to the period during which he has held office. Any director who holds an executive office, or who serves on any committee of the directors, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the directors may determine. The directors may repay to any director all such reasonable expenses as he may incur in attending and returning from meetings of the directors or of any committee of the directors or general meetings or otherwise in connection with the business of Lloyds TSB Group plc. The directors have the power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to, or to any person in respect of, any director or ex-director.

The quorum necessary for the transaction of business of the directors may be fixed from time to time by the directors and unless so fixed at any other number shall be four. Questions arising at any meeting of the directors shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

Borrowing powers

Under its memorandum of association, Lloyds TSB Group plc may borrow or raise money in such manner and upon such terms and on such security as may seem to the directors to be expedient and in particular by the issue or deposit of debentures or debenture stock or other securities of any description and to secure all or any of Lloyds TSB Group plc’s liabilities in respect of money borrowed, raised or owing or any other debt or obligation of or binding on Lloyds TSB Group plc in such manner as may be thought expedient and in particular by mortgage, charge or lien upon all or any part of the undertaking, property and assets, present or future, and uncalled capital of Lloyds TSB Group plc.

Retirement

The articles of association provide broadly that at each annual general meeting one-third (but not more than one third) of the directors should retire by rotation, subject to possible re-election. The individual directors to retire in a particular year shall be those who have been in post the longest since last being elected.

Share qualification

A director is not required to hold any shares of Lloyds TSB Group plc by way of qualification.

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

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US holders in taxable years beginning before 1 January 2011 will be taxable at a maximum tax rate of 15 per cent. Non-corporate US holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

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

ENFORCEABILITY OF CIVIL LIABILITIES

Lloyds TSB Group plc is a public limited company incorporated under the laws of Scotland. Most of Lloyds TSB Group plc’s directors and executive officers and certain of the experts named herein are residents of the United Kingdom. A substantial portion of the assets of Lloyds TSB Group plc, and a substantial portion of the assets of such persons, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon all such persons or to enforce against them in the United Kingdom judgements of US courts, including judgements predicated upon the civil liability provisions of the federal securities laws of the United States. Furthermore, Lloyds TSB Group plc has been advised by its English solicitors that there is doubt as to the enforceability in the United Kingdom, in original action or in actions for enforcement of judgements of US courts, of certain civil liabilities, including those predicated solely upon the federal securities laws of the United States.

RISK FACTORS

Set out below are certain risk factors which could affect the Lloyds TSB Group’s future results and cause them to be materially different from expected results. The Lloyds TSB Group’s results could also be affected by competition and other factors. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties the Lloyds TSB Group’s businesses face.

Lloyds TSB Group’s businesses are subject to inherent risks concerning borrower credit quality as well as general UK and international economic conditions. The development of adverse conditions in the UK or in other major economies could cause profitability to decline

Lloyds TSB Group’s businesses are subject to inherent risks regarding borrower credit quality as well as general UK economic conditions. Each of these can change the level of demand for, and supply of, Lloyds TSB Group’s products and services. Changes in the credit quality of Lloyds TSB Group’s UK and/or international borrowers and counterparties could reduce the value of Lloyds TSB Group’s assets, and increase allowances for impairment losses. In addition, changes in economic conditions may result in a deterioration in the value of security held against lending exposures and increase the risk of loss in the event of borrower default. Furthermore, a general deterioration in the UK economy would also reduce Lloyds TSB Group’s profit from both its UK banking and financial services businesses. A general deterioration in any other major world economy could also adversely impact Lloyds TSB Group’s profitability. See ‘Operating and financial review and prospects – Risk management – Credit risk’.

Lloyds TSB Group’s businesses are inherently subject to the risk of market fluctuations, which could reduce profitability

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

Lloyds TSB Group’s insurance businesses are subject to inherent risks relating to changing demographic developments, changing customer behaviour, adverse weather and similar contingencies outside its control. Development of adverse conditions could reduce profitability

Lloyds TSB Group’s insurance businesses are subject to inherent risk relating to changing demographic developments (including mortality), changing customer behaviour, adverse weather and similar contingencies outside its control, both in the UK and overseas. Such contingencies can change the risk profile and profitability of such products and services.

Adverse experience in the operations risks inherent in Lloyds TSB Group’s businesses could have a negative impact on its results of operations

Operations risks are present in Lloyds TSB Group’s businesses. Lloyds TSB Group’s businesses are dependent on their ability to process accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Lloyds TSB Group’s systems and processes are designed to ensure that the operations risks associated with its activities are appropriately controlled, but Lloyds TSB Group realises that any weakness in these systems could have a negative impact on its results of operations during the affected period. See ‘Operating and financial review and prospects – Risk management – Operational risk’.

Terrorist acts and other acts of war could have a negative impact on the business and results of operations of Lloyds TSB Group

Terrorist acts, and other acts of war or hostility and responses to those acts, may create economic and political uncertainties, which could have a negative impact on UK and international economic conditions generally, and more specifically on the business and results of operations of Lloyds TSB Group in ways that cannot be predicted.

Lloyds TSB Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Any significant adverse regulatory developments or changes in government policy could have a negative impact on Lloyds TSB Group’s results of operations

Lloyds TSB Group conducts its businesses subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK and the other markets where it operates. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of Lloyds TSB Group. For additional information, see ‘Regulation’.

In addition, in the UK and elsewhere, there is continuing political and regulatory scrutiny of banking and, in particular, retail banking. In the UK, the OFT is carrying out several inquiries, which are referred to in the ‘Competitive environment’ section on page 11.

In recent years there have been several issues in the UK financial services industry in which the FSA has intervened directly, including the sale of personal pensions and the sale of mortgage-related endowments. More recently, the FSA has carried out industry-wide investigations into sales of contracted-out pensions and sales and terms of reviewable policies. New areas of industry risk may be indentified, or the FSA may intervene in relation to the areas of industry risk already identified, which could adversely affect the Lloyds TSB Group.

Lloyds TSB Group is exposed to various forms of legal risk including the risk of misselling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a negative impact on its results or its relations with its customers

Some of these issues involve the possibility of alleged misselling of retail financial products. There is a risk that further provisions may be required as a result of these issues.

Lloyds TSB Group is exposed to many forms of legal risk, which may arise in a number of ways. Primarily:

i)

certain aspects of the Lloyds TSB Group’s business may be determined by the authorities, the Financial Ombudsman Service (“FOS”) or the courts as not being conducted in accordance with applicable laws or, in the case of the FOS, what is fair and reasonable in the Ombudsman’s opinion;

ii)	contractual obligations may either not be enforceable as intended or may be enforced against Lloyds TSB Group in an adverse way;

iii)	the intellectual property of Lloyds TSB Group (such as its trade names) may not be adequately protected; and

iv)	Lloyds TSB Group may be liable for damages to third parties harmed by the conduct of its business.

In addition, Lloyds TSB Group faces risk where legal proceedings or FOS complaints are brought against it. Regardless of whether or not such claims have merit, the outcome of such proceedings or complaints is inherently uncertain and if extended more broadly could have a material adverse effect on Lloyds TSB Group’s operations and/or financial condition.

Although Lloyds TSB has policies around the management of legal risk, failure to manage legal risks could impact Lloyds TSB Group adversely, both financially and reputationally.

Tax risk is the risk associated with changes in, or errors in the interpretation of, taxation rates or law. This could result in increased charges or financial loss.

Although Lloyds TSB Group devotes considerable resources to managing tax risk, failure to manage this risk could impact Lloyds TSB Group adversely.

Lloyds TSB Group’s businesses are conducted in highly competitive environments. Creation of an appropriate return for shareholders depends upon management’s ability to respond effectively to competitive pressures

The market for UK financial services and the other markets within which Lloyds TSB Group operates are highly competitive, and management expects such competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors, which could result in a reduction in profit margins. Lloyds TSB Group’s ability to generate an appropriate return for its shareholders depends significantly upon the competitive environment and management’s response to it. See ‘Business – Competitive environment’.

Lloyds TSB Group is devoting considerable time and resources to securing new customers and developing more business from existing customers. If Lloyds TSB Group is unsuccessful, its organic growth prospects will decline

Lloyds TSB Group seeks to achieve further organic growth by securing new customers and developing more business from existing customers. Lloyds TSB Group is currently expending significant resources and effort to bring about this growth, particularly with respect to its UK retail financial services business. If these expenditures and efforts do not meet with success, its operating results would grow more slowly or decline.

Lloyds TSB Group’s strategic plans and related risks

Lloyds TSB Group devotes considerable management and planning resources to developing strategic plans for organic growth and identifying possible acquisitions which would provide further opportunities for growth. If these strategic plans do not meet with success, Lloyds TSB Group’s earnings could grow more slowly or decline.

Lloyds TSB Group’s businesses are conducted in a marketplace that is consolidating and significant cross-border mergers and acquisitions may happen in the coming years. Lloyds TSB Group’s ability to generate an appropriate return for its shareholders over the long-term may depend upon whether management is able to achieve value creating acquisitions and/or mergers at the appropriate times and prices. Lloyds TSB Group cannot be sure that it will ultimately be able to make such mergers or acquisitions or that if it does, such mergers or acquisitions will be integrated successfully or realise anticipated benefits.

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

LLOYDS TSB GROUP STRUCTURE

The following is a list of the principal subsidiaries of Lloyds TSB Group plc at 31 December 2005. The audited consolidated accounts of Lloyds TSB Group plc for the year ended 31 December 2005 include the audited accounts of each of these companies.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office

Lloyds TSB Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN

Cheltenham & Gloucester plc	England	100%*	Mortgage lending and retail investments	Barnett Way Gloucester GL4 3RL

Lloyds TSB Commercial Finance Limited	England	100%*	Credit factoring	Beaumont House Beaumont Road, Banbury Oxfordshire OX16 7RN

Lloyds TSB Leasing Limited	England	100%*	Financial leasing	25 Gresham Street London EC2V 7HN

Lloyds TSB Private Banking Limited	England	100%*	Private banking	25 Gresham Street London EC2V 7HN

The Agricultural Mortgage Corporation PLC	England	100%*	Long-term agricultural finance	Charlton Place Charlton Road Andover Hampshire SP10 1RE

Lloyds TSB Offshore Limited	Jersey	100%*	Banking and financial services	25 New Street St Helier Jersey JE4 8RG

Lloyds TSB Scotland plc	Scotland	100%*	Banking and financial services	Henry Duncan House 120 George Street Edinburgh EH2 4LH

Lloyds TSB General Insurance Limited	England	100%*	General insurance	25 Gresham Street London EC2V 7HN

Scottish Widows Investment Partnership Group Limited	England	100%*	Investment management	10 Fleet Place London EC4M 7RH

Abbey Life Assurance Company Limited	England	100%*	Life assurance	80 Holdenhurst Road Bournemouth Dorset BH8 8ZQ

Lloyds TSB Insurance Services Limited	England	100%*	Insurance broking	25 Gresham Street London EC2V 7HN

Lloyds TSB Asset Finance Division Limited	England	100%*	Consumer credit, leasing and related services	25 Gresham Street London EC2V 7HN

Black Horse Limited	England	100%*	Consumer credit, leasing and related services	25 Gresham Street London EC2V 7HN

Scottish Widows plc	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF

Scottish Widows Annuities Limited	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF

*	Indirect interest

Report of the independent Registered Public Accounting Firm

To the Shareholders of Lloyds TSB Group plc:

We have audited the accompanying consolidated balance sheets of Lloyds TSB Group plc and its subsidiaries as of 31 December 2005 and 31 December 2004, and the related consolidated income statement, consolidated balance sheet, consolidated statement of changes in equity and consolidated cash flow statement for each of the two years in the period ended 31 December 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lloyds TSB Group plc and its subsidiary undertakings at 31 December 2005 and 31 December 2004, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005 in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).

As discussed in Note 1 ‘Accounting Policies’ of the consolidated financial statements, the Group adopted International Accounting Standard (IAS) 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’ in accordance with IFRS as adopted by the EU. The change has been accounted for with effect from 1 January 2005.

Accounting principles in conformity with IFRS as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 56 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Southampton, England
23 February 2006, except for Note 56, as to which the date is 6 June 2006.

Consolidated income statement

for the year ended 31 December 2005

	Note	2005 £ million		2004 £ million

Interest and similar income		12,589		10,707
Interest and similar expense		(6,918)		(5,597)

Net interest income	4	5,671		5,110
Fees and commission income		2,990		3,054
Fees and commission expense		(842)		(844)

Net fees and commission income	5	2,148		2,210
Net trading income	6	9,298		5,036
Insurance premium income	7	4,469		6,070
Other operating income	8	1,140		857
Other income		17,055		14,173

Total income		22,726		19,283
Insurance claims	9	(12,186)		(9,622)

Total income, net of insurance claims		10,540		9,661
Operating expenses	10	(5,471)		(5,297)

Trading surplus		5,069		4,364
Impairment losses on loans and advances	11	(1,299)		(866)
Profit (loss) on sale and closure of businesses	12	50		(21)

Profit before tax		3,820		3,477
Taxation	13	(1,265)		(1,018)

Profit for the year		2,555		2,459

Profit attributable to minority interests		62		67
Profit attributable to equity shareholders		2,493		2,392

Profit for the year		2,555		2,459

Basic earnings per share	14	44.6	p	42.8	p

Diluted earnings per share	14	44.2	p	42.5	p

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet

at 31 December 2005

	Note	2005 £ million	2004 £ million

Assets
Cash and balances at central banks		1,156	1,078
Items in the course of collection from banks		1,310	1,462
Treasury bills and other eligible bills	15		92
Trading securities and other financial assets at fair value through profit or loss	16	60,374

Derivative financial instruments	17	5,878
Loans and advances to banks	18	31,655	31,848
Loans and advances to customers	19	174,944	155,318
Debt securities	21		43,485

Equity shares	22		27,310
Available-for-sale financial assets	23	14,940
Investment property	24	4,260	3,776
Goodwill	25	2,373	2,469
Value of in-force business	26	2,922	4,363
Other intangible assets	27	50	28
Tangible fixed assets	28	4,291	4,180
Other assets	30	5,601	9,013

Total assets		309,754	284,422

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet

at 31 December 2005

Equity and liabilities	Note	2005 £ million	2004 £ million

Liabilities
Deposits from banks	31	31,527	39,723
Customer accounts	32	131,070	119,811
Items in course of transmission to banks		658	631
Derivative financial instruments and other trading liabilities	17	6,396
Debt securities in issue	33	39,346	28,770
Liabilities arising from insurance contracts and participating investment contracts	34	40,550	52,289
Liabilities arising from non-participating investment contracts	35	21,839
Unallocated surplus within insurance businesses	36	518	1,362
Other liabilities	37	9,843	14,457
Retirement benefit obligations	38	2,910	3,075
Current tax liabilities		552	459
Deferred tax liabilities	39	1,145	1,704
Other provisions	40	368	211
Subordinated liabilities	41	12,402	10,252

Total liabilities		299,124	272,744

Equity
Share capital	42	1,420	1,419
Share premium account	43	1,170	1,145
Other reserves	44	383	343
Retained profits	45	7,222	8,140

Shareholders’ equity		10,195	11,047
Minority interests	48	435	631

Total equity		10,630	11,678

Total equity and liabilities		309,754	284,422

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity shareholders

	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Minority interests £ million	Total £ million

Balance at 1 January 2004 (note 54)	2,554	343	7,646	10,543	782	11,325
Currency translation differences	—	—	(12)	(12)	1	(11)
Profit for the year	—	—	2,392	2,392	67	2,459
Total recognised income for 2004	—	—	2,380	2,380	68	2,448
Dividends	—	—	(1,913)	(1,913)	(68)	(1,981)
Purchase/sale of treasury shares	—	—	8	8	—	8
Employee share option schemes:
– value of employee services	—	—	19	19	—	19
– proceeds from shares issued	10	—	—	10	—	10
Change in minority interests	—	—	—	—	(151)	(151)

Balance at 31 December 2004 (note 54)	2,564	343	8,140	11,047	631	11,678
Adjustments on transition to IAS 32, IAS 39 and IFRS 4 (note 54)	—	28	(1,586)	(1,558)	(550)	(2,108)

Restated balance at 1 January 2005 (note 54)	2,564	371	6,554	9,489	81	9,570
Movement in available-for-sale financial assets, net of tax	—	8	—	8	—	8
Movement in cash flow hedges, net of tax	—	11	—	11	—	11
Currency translation differences	—	(7)	24	17	—	17
Net income recognised directly in equity	—	12	24	36	—	36
Profit for the year	—	—	2,493	2,493	62	2,555

Total recognised income for 2005	—	12	2,517	2,529	62	2,591
Dividends	—	—	(1,914)	(1,914)	(37)	(1,951)
Purchase/sale of treasury shares	—	—	18	18	—	18
Employee share option schemes:
– value of employee services	—	—	47	47	—	47
– proceeds from shares issued	26	—	—	26	—	26
Change in minority interests	—	—	—	—	329	329

Balance at 31 December 2005	2,590	383	7,222	10,195	435	10,630

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flow statement

for the year ended 31 December 2005

	Note		2005 £ million	2004 £ million

Net cash (used in) provided by operating activities	53	a	(331)	12,214
Cash flows from investing activities:
Purchase of fixed asset investments				(10,088)

Proceeds from sale and maturity of fixed asset investments				9,732
Purchase of available-for-sale financial assets			(10,108)

Proceeds from sale and maturity of available-for-sale financial assets			10,266
Purchase of fixed assets			(1,843)	(1,565)
Proceeds from sale of fixed assets			1,073	698
Acquisition of businesses, net of cash acquired	53	e	(27)	(16)
Disposal of businesses, net of cash disposed	53	f	(4)	(25)

Net cash used in investing activities			(643)	(1,264)

Cash flows from financing activities:
Dividends paid to equity shareholders			(1,914)	(1,913)
Dividends paid to minority interests	53	d	(37)	(68)
Proceeds from issue of subordinated liabilities	53	d	1,361	699
Proceeds from issue of ordinary shares and transactions in own shares held in respect of employee share schemes	53	d	26	11
Repayment of subordinated liabilities (loan capital)	53	d	(232)	(764)
Capital element of finance lease rental payments	53	d	(2)	(1)
Change in minority investment in subsidiaries	53	d	329	(151)

Net cash used in financing activities			(469)	(2,187)

Change in cash and cash equivalents			(1,443)	8,763
Cash and cash equivalents at beginning of year			28,196	19,433

Cash and cash equivalents at end of year	53	b	26,753	28,196

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the accounts

1 Accounting policies

In accordance with the requirements of Regulation (EC) No 1606/2002 of the European Parliament, the Group has applied International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (EU) in its financial statements for the year ended 31 December 2005. The rules for first time adoption of IFRS are set out in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. On 1 January 2004, the date of transition, the opening IFRS balance sheet position has been determined in accordance with IFRS 1 which requires IFRS accounting policies to be applied on a retrospective basis with certain exceptions and exemptions detailed below.

Mandatory exception	Impact

Estimates	The Group’s estimates at the date of transition are consistent with those under UK GAAP.

Assets held for sale and discontinued operations	The Group has no transactions prior to 1 January 2005 that are affected by the transitional requirements of IFRS 5.

Derecognition of financial instruments	Financial instruments derecognised before 1 January 2004 have not been re-recognised by the Group under IFRS.

Hedge accounting	IFRS compliant hedge accounting is applied by the Group from 1 January 2005.

Voluntary exemption

Business combinations

By electing to apply IFRS 3 on a prospective basis from 1 January 2004, the Group has not restated past acquisitions and mergers. Goodwill previously written off to reserves has not been reinstated and no additional intangible assets have been recognised in this regard.

Retirement benefits	Under UK GAAP, the Group has recognised all cumulative actuarial gains and losses and elects to apply this treatment at the date of transition to IFRS.

Cumulative translation adjustment	The Group has opted to reset the cumulative translation difference on adoption of IFRS to zero.

Comparatives for financial instruments and designation of financial assets

The Group has chosen not to restate comparatives for IAS 32 and IAS 39, but to reflect the impact of these standards through adjustments to shareholders’ equity as at 1 January 2005. At this date the Group has designated various financial assets as at fair value through profit or loss or as available-for-sale. The Group has applied UK GAAP to financial instruments and hedging transactions for its 2004 comparatives.

Share-based payments	The Group has elected to apply IFRS 2 to equity instruments that were granted before 7 November 2002.

Insurance contracts

The Group has chosen not to restate its comparatives for IFRS 4 but to reflect the impact of this standard through adjustments to shareholders’ equity at 1 January 2005. The Group has applied UK GAAP for its 2004 comparatives.

The Group has also adopted the requirements of Financial Reporting Standard (‘FRS’) 27 ‘Life Assurance’ issued by the UK Accounting Standards Board. FRS 27 has been applied from 1 January 2005; comparative figures have not been restated.

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, trading securities and other financial assets at fair value through profit or loss and all derivative contracts, on the basis of IFRS as adopted by the EU. IFRS comprises accounting standards prefixed IFRS issued by the International Accounting Standards Board (‘IASB’) and those prefixed IAS issued by the IASB’s predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee and its predecessor body.

The EU endorsed version of IAS 39 which is operative for years commencing 1 January 2005 relaxes some of the hedge accounting requirements; the Group has not taken advantage of this relaxation.

Further information on the principal differences between IFRS and FRS 27 and the Group’s previous accounting policies and the effect of their adoption on the Group’s previously published information is given in note 54.

1 Accounting policies (continued)

The Group’s accounting policies are set out below.

(a) Consolidation

The assets, liabilities and results of Group undertakings (including special purpose entities) are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include all entities over which the Group has the power to govern the financial and operating policies which generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Group undertakings are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases. Open Ended Investment Companies (OEICs) and unit trusts where the Group, through the Group’s life funds, has a controlling interest are consolidated; the unit holders’ interest is reported in other liabilities. Intra-Group transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated.

(b) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets of the acquired entity at the date of acquisition. Goodwill is recognised as an asset at cost and is tested at least annually for impairment. If an impairment is identified the carrying value of the goodwill is written down immediately through the income statement and is not subsequently reversed. At the date of disposal of a Group undertaking, the carrying value of attributable goodwill is included in the calculation of the profit or loss on disposal.

Goodwill arising on acquisitions prior to 1 January 2004, the date of transition to IFRS, has been retained at the balance sheet amount at that date and has been tested for impairment at that date. Goodwill previously written off directly to reserves under UK GAAP has not been reinstated and will not be included in calculating any subsequent profit or loss on disposal.

(c) Revenue recognition

Interest income and expense are recognised in the income statement for all interest-bearing financial instruments, including loans and advances, using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. The effective interest rate is calculated on initial recognition of the financial asset or liability, estimating the future cash flows after considering all the contractual terms of the instrument but not future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument and all other premiums or discounts. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss (see i).

Fees and commissions which are not an integral part of the effective interest rate are generally recognised when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group retains no part of the loan package for itself or retains a part at the same effective interest rate for all interest-bearing financial instruments, including loans and advances, as for the other participants.

The Group receives investment management fees in respect of services rendered in conjunction with the issue and management of investment contracts where the Group actively manages the consideration received from its customers to fund a return that is based on the investment profile that the customer selected on origination of the instrument. These services comprise an indeterminate number of acts over the lives of the individual contracts and, therefore, the Group recognises these fees on a straight-line basis over the estimated lives of the contracts.

Revenue recognition policies specific to life assurance and general insurance business, except for investment management fees as noted above, are detailed below (see q).

(d) Trading securities, other financial assets at fair value through profit or loss, and available-for-sale financial assets

Debt securities and equity shares acquired principally for the purpose of selling in the short term or which are part of a portfolio which is managed for short-term gains are classified as trading securities and recognised in the balance sheet at their fair value. Gains and losses arising from changes in their fair value are recognised in the income statement in the period in which they occur.

1 Accounting policies (continued)

Other financial assets at fair value through profit or loss are designated as such by management upon initial recognition. Such assets are carried in the balance sheet at their fair value and gains and losses recognised in the income statement in the period in which they occur. Financial assets are only designated as at fair value through profit or loss when doing so results in more relevant information because it eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognising gains or losses on them on a different basis. No use is currently made of the option to designate financial liabilities at fair value through profit or loss.

The fair value of assets traded in active markets is based on current bid prices. If the market is not active the Group establishes a fair value by using valuation techniques. These include the use of recent arm’s-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Debt securities and equity shares, other than those classified as trading securities or at fair value through profit or loss, are classified as available-for-sale and recognised in the balance sheet at their fair value. Gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognised directly in equity, until the financial asset is either sold, becomes impaired or matures, at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement. Interest calculated using the effective interest method is recognised in the income statement; dividends on available-for-sale equity instruments are recognised in the income statement when the Group’s right to receive payment is established.

Purchases and sales of securities and other financial assets are recognised on trade date, being the date that the Group is committed to purchase or sell an asset. Trading securities and other financial assets at fair value through profit or loss are initially recognised at fair value. Available-for-sale financial assets are initially recognised at fair value inclusive of transaction costs. These financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

(e) Loans and advances to banks and customers

Loans and advances to banks and customers are accounted for at amortised cost using the effective interest method, except those which the Group intends to sell in the short term and which are accounted for at fair value, with the gains and losses arising from changes in their fair value reflected in the income statement. Loans and advances are initially recognised when cash is advanced to the borrowers at fair value inclusive of transaction costs. Loans and advances are derecognised when the rights to receive cash flows from them have expired or where the Group has transferred substantially all risks and rewards of ownership.

(f) Sale and repurchase agreements

Securities sold subject to repurchase agreements (‘repos’) are reclassified in the financial statements as assets pledged when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in deposits from banks or customer accounts, as appropriate. Securities purchased under agreements to resell (‘reverse repos’) are recorded as loans and advances to banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.

(g) Derivative financial instruments and hedge accounting

All derivatives are recognised at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and using valuation techniques, including discounted cash flow and options pricing models, as appropriate. Derivatives are carried in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative.

The method of recognising the movements in the fair value of the derivatives depends on whether they are designated as hedging instruments, and if so, the nature of the item being hedged. Derivatives may only be designated as hedges provided certain strict criteria are met. At the inception of a hedge its terms must be clearly documented and there must be an expectation that the derivative will be highly effective in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship must be tested throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its objective the hedge relationship is terminated.

The Group designates certain derivatives as either: (1) hedges of the fair value of the interest rate risk inherent in recognised assets or liabilities (fair value hedges); or (2) hedges of highly probable future cash flows attributable to recognised assets or liabilities (cash flow hedges). These are accounted for as follows:

1 Accounting policies (continued)

(1) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged risk are no longer recognised in the income statement; the adjustment that has been made to the carrying amount of a hedged item is amortised to the income statement over the period to maturity.

(2) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Changes in the fair value of any derivative instrument that is not part of a hedging relationship are recognised immediately in the income statement.

Derivatives embedded in financial instruments and insurance contracts (unless the embedded derivative is itself an insurance contract) are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

(h) Offset

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of set-off and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(i) Impairment

(1) Assets accounted for at amortised cost

At each balance sheet date the Group assesses whether, as a result of one or more events occurring after initial recognition, there is objective evidence that a financial asset or group of financial assets has become impaired. Evidence of impairment may include indications that the borrower or group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, or the fact that the debt is being restructured to reduce the burden on the borrower.

If there is objective evidence that an impairment loss has been incurred, a provision is established which is calculated as the difference between the balance sheet carrying value of the asset and the present value of estimated future cash flows discounted at that asset’s original effective interest rate. For the Group’s portfolios of smaller balance homogenous loans, such as the residential mortgage, personal lending and credit card portfolios, provisions are calculated for groups of assets taking into account historical cash flow experience. For the Group’s other lending portfolios, provisions are established on a case-by-case basis. If an asset has a variable interest rate, the discount rate used for measuring the impairment loss is the current effective interest rate. The calculation of the present value of the estimated future cash flows of a collateralised asset or group of assets reflects the cash flows that may result from foreclosure less the costs of obtaining and selling the collateral, whether or not foreclosure is probable.

If there is no objective evidence of individual impairment the asset is included in a group of financial assets with similar credit risk characteristics and collectively assessed for impairment. Segmentation takes into account such factors as the type of asset, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets as they are indicative of the borrower’s ability to pay all amounts due according to the contractual terms of the assets being evaluated. Future cash flows are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, such as an improvement in the borrower’s credit rating, the provision is adjusted and the amount of the reversal is recognised in the income statement.

1 Accounting policies (continued)

When a loan or advance is uncollectable, it is written off against the related provision once all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement.

(2) Available-for-sale assets

The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale asset is impaired. In addition to the factors set out above, a significant or prolonged decline in the fair value of the asset below its cost is considered in determining whether an impairment loss has been incurred. If an impairment loss has been incurred, the cumulative loss measured as the difference between the original cost and the current fair value, less any impairment loss on that asset previously recognised, is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(j) Investment property

Property held for long-term rental yields and capital appreciation within the long-term assurance funds is classified as investment property. Investment property comprises freehold and long leasehold land and buildings and is carried in the balance sheet at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices on less active markets. These valuations are reviewed at least annually by an independent valuation expert. Investment property being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value. Changes in fair values are recorded in the income statement.

(k) Tangible fixed assets

Tangible fixed assets are included at cost less depreciation. The value of land (included in premises) is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between the cost and the residual value over their estimated useful lives, as follows:

Premises (excluding land):

•	Freehold/long and short leasehold premises: shorter of 50 years or the remaining period of the lease

•	Leasehold improvements: shorter of 10 years or the remaining period of the lease

Equipment:

•	Fixtures and furnishings: 10-20 years

•	Other equipment and motor vehicles: 3-8 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the event that an asset’s carrying amount is determined to be greater than its recoverable amount it is written down immediately.

(l) Leases

(1) As lessee

The leases entered into by the Group are primarily operating leases. Operating lease rentals are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the end of the lease period, any payment made to the lessor by way of penalty is recognised as an expense in the period of termination.

(2) As lessor

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all the risks and rewards of ownership to the lessee; all other leases are classified as operating leases. When assets are subject to finance leases, the present value of the lease payments is recognised as a receivable within loans and advances to banks and customers. Finance lease income is recognised over the term of the lease using the net investment method (before tax) reflecting a constant periodic rate of return.

Operating lease assets are included within fixed assets at cost and depreciated over the life of the lease after taking into account anticipated residual values. Operating lease rental income is recognised on a straight line basis over the life of the lease.

1 Accounting policies (continued)

(m) Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective interest method.

Preference shares and other instruments which carry a mandatory coupon or are redeemable on a specific date are classified as financial liabilities. The coupon on these instruments is recognised in the income statement as interest expense.

(n) Pensions and other post-retirement benefits

The Group operates a number of post-retirement benefit schemes for its employees including both defined benefit and defined contribution pension plans. A defined benefit scheme is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, dependent on one or more factors such as age, years of service and salary. A defined contribution plan is a pension plan into which the Group pays fixed contributions; there is no legal or constructive obligation to pay further contributions.

Full actuarial valuations of the Group’s principal defined benefit schemes are carried out every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries, or in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows. For the purposes of these annual updates scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method adjusted for unrecognised actuarial gains and losses. The defined benefit scheme liabilities are discounted using rates equivalent to the market yields at the balance sheet date on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The resulting net surplus or deficit is included in the Group’s balance sheet. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes.

The Group’s income statement includes the current service cost of providing pension benefits, the expected return on the schemes’ assets, net of expected administration costs, and the interest cost on the schemes’ liabilities. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are not recognised unless the cumulative unrecognised gain or loss at the end of the previous reporting period exceeds the greater of 10 per cent of the scheme assets or liabilities. In these circumstances the excess is charged or credited to the income statement over the employees’ expected average remaining working lives. Past-service costs are charged immediately to the income statement, unless the charges are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The costs of the Group’s defined contribution plans are charged to the income statement in the period in which they fall due.

(o) Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans. The value of the employee services received in exchange for equity instruments granted under these plans is recognised as an expense over the vesting period of the instruments, with a corresponding increase in equity. This expense is determined by reference to the fair value of the number of equity instruments that are expected to vest. The fair value of equity instruments granted is based on market prices, if available, at the date of grant. In the absence of market prices, the fair value of the instruments at the date of grant is estimated using an appropriate valuation technique, such as a Black-Scholes option pricing model. The determination of fair values excludes the impact of any non-market vesting conditions, which are included in the assumptions used to estimate the number of options that are expected to vest. At each balance sheet date, this estimate is reassessed and if necessary revised. Any revision of the original estimate is recognised in the income statement over the remaining vesting period, together with a corresponding adjustment to equity.

(p) Income taxes, including deferred income taxes

Current income tax which is payable on taxable profits is recognised as an expense in the period in which the profits arise.

For the Group’s long-term assurance businesses, the tax charge is analysed between tax that is payable in respect of policyholders’ returns and tax that is payable on equity holders’ returns. This allocation is based on an assessment of the rates of tax which will be applied to the returns under current UK tax rules.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

1 Accounting policies (continued)

Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Income tax payable on profits is recognised as an expense in the period in which those profits arise. The tax effects of losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised. Deferred tax related to fair value re-measurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

Deferred and current tax assets and liabilities are offset when they arise in the same tax reporting group and where there is both a legal right of offset and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

(q) Insurance

The Group undertakes both life assurance and general insurance business. The general insurance business issues insurance contracts only. The life assurance business issues insurance contracts and investment contracts. Insurance contracts are those contracts which transfer significant insurance risk. As a general guideline, the Group defines as significant insurance risk the possibility of having to pay benefits on the occurrence of an insured event which are more than the benefits payable if the insured event were not to occur. Investment contracts are those contracts which carry no significant insurance risk.

A number of insurance and investment contracts contain a discretionary participation feature which entitles the holder to receive, as a supplement to guaranteed benefits, additional benefits or bonuses that are likely to be a significant portion of the total contractual benefits and whose amount or timing is contractually at the discretion of the Group and based on the performance of specified assets. Contracts containing a discretionary participation feature are referred to as participating contracts.

IFRS 4 allows entities to continue with existing accounting policies for insurance and participating investment contracts, subject to certain criteria; the Group continues to apply UK GAAP for such contracts. For insurance and participating contracts issued by the life assurance business, this includes continued application of the embedded value basis of accounting although, as described below, the underlying contracts are presented separately from the value of in-force life assurance business in respect of those contracts. Investment contracts that are non-participating are accounted for as financial instruments.

(1) Life assurance business

(i) Accounting for life insurance contracts and participating investment contracts

The majority of the life insurance contracts issued by the Group are long-term life assurance contracts. The Group also issues life insurance contracts to protect customers from the consequences of events (such as death, critical illness or disability) that would affect the ability of the customer or their dependants to maintain their current level of income. Guaranteed claims paid on occurrence of the specified insurance event are either fixed or linked to the extent of the economic loss suffered by the policyholder.

Premiums and claims

Premiums received in respect of life insurance contracts and participating investment contracts are recognised as revenue when due and are shown before deduction of commission.

Claims are recorded as an expense when they are incurred.

Liabilities

– life insurance contracts or participating investment contracts in the Group’s With-Profits Fund

Liabilities of the Group’s With-Profits Fund, including guarantees and options embedded within products written by that fund, are stated at their realistic values in accordance with the Financial Services Authority’s realistic capital regime.

– life insurance contracts or participating investment contracts which are not unit-linked or in the Group’s With-Profits Fund

A liability for contractual benefits that are expected to be incurred in the future is recorded when the premiums are recognised. The liability is calculated by estimating the future cash flows over the duration of in-force policies and discounting them back to the valuation date allowing for probabilities of occurrence. The liability will vary with movements in interest rates and with the cost of life assurance and annuity benefits where future mortality is uncertain. Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs.

1 Accounting policies (continued)

– life insurance contracts or participating investment contracts which are unit-linked

Allocated premiums in respect of unit-linked contracts that are either life insurance contracts or participating investment contracts are recognised as liabilities. These liabilities are increased or reduced by the change in the unit prices and are reduced by policy administration fees, mortality and surrender charges and any withdrawals. The mortality charges deducted in each period from the policyholders as a group are considered adequate to cover the expected total death benefit claims in excess of the contract account balances in each period and hence no additional liability is established for these claims. Revenue consists of fees deducted for mortality, policy administration and surrender charges. Interest or changes in the unit prices credited to the account balances and excess benefit claims in excess of the account balances incurred in the period are charged as expenses in the income statement.

Unallocated surplus

The Group has an obligation to pay policyholders a specified portion of all interest and realised gains and losses arising from the assets backing participating contracts. Any amounts not yet determined as being due to policyholders are recognised as an unallocated surplus which is shown separately from other liabilities.

Value of in-force life assurance business

The Group recognises as an asset the value of in-force life assurance business in respect of life insurance contracts and participating investment contracts. The asset, which represents the present value of future profits expected to arise from these contracts, is determined by projecting the future surpluses and other cash flows arising from life insurance contract and participating investment contract business written by the balance sheet date but excluding any future investment margins, using appropriate economic and actuarial assumptions; the value of future cash flows on with-profits policies has been reduced, where necessary, to allow for the realistic value of options and guarantees. The result is discounted at a rate which removes investment risk margins and reflects the Group’s overall risk premium attributable to this business. The asset in the consolidated balance sheet is shown gross of attributable tax and movements in the asset are reflected within other operating income in the income statement.

Receivables and payables

Receivables and payables are recognised when due. These include amounts due to and from agents, brokers and insurance contract holders.

(ii) Accounting for non-participating investment contracts

All of the Group’s non-participating investment contracts are unit-linked. In accordance with industry practice, these contracts are accounted for as financial liabilities whose value is contractually linked to the fair values of financial assets within the Group’s unitised investment funds. The value of the unit-linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

The element of premiums and claims in respect of non-participating investment contracts which is invested on behalf of the contract holder is excluded from the income statement, with all movements in the contract holder liability and related assets recorded in the balance sheet. Details of the basis of revenue recognition for the related investment management fees are set out above (see c).

Directly incremental commissions that vary with and are related to either securing new or renewing existing non-participating investment contracts are deferred; all other costs are recognised as expenses when incurred. This asset is subsequently amortised over the period of the provision of investment management services and is reviewed for impairment in circumstances where its carrying amount may not be recoverable. If the asset is greater than its recoverable amount it is written down immediately.

(2) General insurance business

The Group both underwrites and acts as intermediary in the sale of general insurance products. Underwriting premiums are included, net of refunds, in the period in which insurance cover is provided to the customer; premiums received relating to future periods are deferred and only credited to the income statement when earned. Broking commission is recognised when the underwriter accepts the risk of providing insurance cover to the customer. Where appropriate, provision is made for the effect of future policy terminations based upon past experience.

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

1 Accounting policies (continued)

(3) Liability adequacy test

At each balance sheet date liability adequacy tests are performed to ensure the adequacy of insurance and participating investment contract liabilities. In performing these tests current best estimates of future contractual cash flows and claims handling and administration expenses, as well as investment income from the assets backing such liabilities, are used. Any deficiency is immediately charged to profit or loss by establishing a provision for losses arising from liability adequacy tests.

(4) Reinsurance

Contracts entered into by the Group with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. These assets consist of short-term balances due from reinsurers as well as longer term receivables that are dependent on the expected claims and benefits arising under the related reinsured insurance contracts. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as an expense when due.

(r) Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in sterling, which is the Company’s functional and presentation currency.

(2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(3) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(s) Provisions

Provisions are recognised in respect of present obligations arising from past events where it is probable that outflows of resources will be required to settle the obligations and they can be reliably estimated.

The Group recognises provisions in respect of vacant leasehold property where the unavoidable costs of the present obligations exceed anticipated rental income.

1 Accounting policies (continued)

Contingent liabilities are possible obligations whose existence depends on the outcome of uncertain future events or those present obligations where the outflows of resources are uncertain or cannot be measured reliably. Contingent liabilities are not recognised in the financial statements but are disclosed unless they are remote.

(t) Dividends

Dividends on ordinary shares are recognised in equity in the period in which they are paid.

2 Critical accounting estimates and judgements

The Group makes assumptions and estimates that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, are discussed below.

Impairment on assets accounted for at amortised cost

The Group regularly reviews its loan portfolios to assess for impairment. In determining whether an impairment has occurred the Group considers whether there is any observable data indicating that there has been a measurable decrease in the estimated future cash flows and their timings; such observable data includes whether there has been an adverse change in the payment status of borrowers or changes in economic conditions that correlate with defaults on assets in the Group.

The methodology used to calculate the required provision varies according to the type of lending portfolio. For portfolios of smaller balance homogenous loans, such as residential mortgages, personal loans and credit card balances, impairment provisions are calculated collectively using formulae which take into account factors such as the length of time that the customer’s account has been delinquent, historical loss rates and the value of any collateral held in order to determine expected future cash flows. The variables used in the formulae are kept under regular review to ensure that as far as possible they reflect the current economic circumstances, although actual experience may differ from that assumed.

For other lending portfolios, provisions are calculated on an individual basis with reference to expected future cash flows including those arising from the realisation of collateral. The determination of these provisions often requires the exercise of considerable judgement by management involving matters such as future economic conditions and the resulting trading performance of the customer and the value of collateral, for which there may not be a readily accessible market. As a result these provisions can be subject to significant variation as time progresses and the circumstances of the customer become clearer.

The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Pensions

The net liability recognised in the balance sheet in respect of the Group’s retirement benefit obligations represents the liabilities of the Group’s defined benefit pension schemes after deduction of the fair value of the related assets. The schemes’ liabilities are derived by estimating the ultimate cost of benefits payable by the schemes and reflecting the discounted value of the proportion accrued by the year end in the balance sheet. In order to arrive at this estimate a number of key financial and non-financial assumptions are made by management, changes to which could have a material impact upon the net deficit and also the net cost recognised in the income statement.

The principal assumptions relate to the rate of inflation, mortality and the discount rate. The assumed rate of inflation is important because this affects the rate at which salaries grow and therefore the size of the pension that employees receive upon retirement. Over the longer term rates of inflation can vary significantly; at 31 December 2005 it was assumed that the longer term rate of inflation would be 2.7 per cent on average, although if this was increased by 0.2 per cent the net deficit would increase by approximately £600 million and the net cost by approximately £15 million. A reduction of 0.2 per cent would reduce the net deficit by approximately £575 million and the net cost by approximately £20 million.

The overall cost of the benefits payable by the schemes will also depend upon the length of time that members of the schemes live for; the longer they remain alive the higher the cost of the pension benefits to be met by the schemes. Assumptions are made regarding the expected lifetime of scheme members based upon recent experience, however given the rates of advance in medical science it is uncertain whether these assumptions will prove to be accurate in practice. An increase of one year in the expected lifetime of scheme members would increase the net deficit by approximately £450 million and the net cost by approximately £30 million; a reduction of one year reduces the net deficit and the net cost by similar amounts.

The rate used to discount the resulting cash flows is equivalent to the market yield at the balance sheet date on high quality bonds with a similar duration to the schemes’ liabilities. This rate is potentially subject to significant variation. At 31 December 2005 the discount rate used was 4.8 per cent; a reduction of 0.2 per cent would result in an increase in the net deficit of approximately £650 million and in the net cost of approximately £15 million, while an increase of 0.2 per cent would reduce the net deficit by approximately £600 million and the net cost by approximately £15 million.

The net cost recognised in the income statement is also affected by the expected return on the schemes’ assets. This is determined on the basis of the asset mix within the schemes at the beginning of the year and market expectations for the return on each asset type. During 2005 the assumed return on equities was 8.2 per cent; a 0.25 per cent increase or decrease in the assumed return on equities increases or decreases the expected return reflected in the income statement by approximately £20 million.

2 Critical accounting estimates and judgements (continued)

Goodwill

The Group reviews the goodwill arising on the acquisition of subsidiaries for impairment at least annually or when events or changes in economic circumstances indicate that impairment may have taken place. The impairment review is performed by projecting future cash flows, excluding finance and tax, based upon budgets and plans and making appropriate assumptions about rates of growth and discounting these using a rate that takes into account prevailing market interest rates and the risks inherent in the business. If the present value of the projected cash flows is less than the carrying value of the underlying net assets and related goodwill an impairment charge would be required in the income statement. This calculation requires the exercise of significant judgement by management; if the estimates made prove to be incorrect or changes in the performance of the subsidiaries affect the amount and timing of future cash flows, goodwill may become impaired in future periods.

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

Insurance

Life assurance business

Calculation of the value of in-force life assurance business assets and life assurance business policy liabilities are dependent on assumptions made regarding future experience. If actual experience differs from that assumed, this could significantly affect the value attributed to these items. Any profit or loss arising from such changes would be recognised in the income statement in that period. The key assumptions upon which these items are dependent are described in notes 26 and 34, along with the impact on profit before tax which would occur if they were to change.

General insurance business

A provision is made for the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims notified but not settled is based upon a best estimate of the cost of settling the outstanding claims after taking into account all known facts. In those cases where there is insufficient information to determine the required provision, statistical techniques are used which take into account the cost of claims that have recently been settled and make assumptions about the future development of the outstanding cases. Similar statistical techniques are used to determine the provision for claims incurred but not reported at the balance sheet date.

While management believes that the liability carried at year end is adequate, the application of statistical techniques requires significant judgment. An increase of 10 per cent in the cost of claims would result in the recognition of an additional loss of approximately £14 million. Similarly, an increase of 10 per cent in the ultimate number of such claims would lead to an additional loss of approximately £15 million. There is no relief arising from reinsurance contracts held.

Income taxes

Significant judgement is required in determining the Group’s income tax liabilities. There are many transactions and calculations for which the ultimate tax determination is uncertain and where calculations have been based on management’s assessment of legal and professional advice, case law and other relevant guidance. In these situations, the various risks are categorised and approximate weightings applied in arriving at the assessment of the expected liability. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax amounts in the period in which such determination is made.

3 Segmental analysis

Lloyds TSB Group is a leading UK-based financial services group, whose businesses provide a wide range of banking and financial services in the UK and in certain locations overseas.

The Group’s activities are organised into three segments: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Services provided by UK Retail Banking encompass the provision of banking and other financial services to personal customers, private banking, stockbroking and mortgages. Insurance and Investments offers life assurance, pensions and savings products, general insurance and asset management services. Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages the Group’s activities in financial markets through its Treasury function and provides banking and financial services overseas.

Under the Group’s transfer pricing arrangements, inter-segment services are generally recharged at cost, with the exception of the internal commission arrangements between the UK branch and other distribution networks and the insurance product manufacturing businesses within the Group, where a profit margin is also charged. Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds. In addition, with effect from 1 January 2005, for those derivative contracts entered into by business units for risk management purposes, the difference between the result that would have been recognised on an accruals accounting basis and the actual result calculated using fair values is charged or credited to the central segment where the resulting volatility is managed.

Year ended 31 December 2005	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investment £m	Wholesale and International Banking £m	Central group items £m	Inter- segment eliminations £m	Total £m

Interest and similar income	6,652	27	850	877	6,944	1,091	(2,975)	12,589
Interest and similar expense	(3,131)	(4)	(478)	(482)	(4,679)	(1,601)	2,975	(6,918)

Net interest income	3,521	23	372	395	2,265	(510)	—	5,671
Other income (net of fee and commission expense)	1,605	571	13,288	13,859	1,628	(37)	—	17,055

Total income	5,126	594	13,660	14,254	3,893	(547)	—	22,726
Insurance claims	—	(197)	(11,989)	(12,186)	—	—	—	(12,186)

Total income, net of insurance claims	5,126	397	1,671	2,068	3,893	(547)	—	10,540
Operating expenses	(2,697)	(160)	(434)	(594)	(2,181)	1	—	(5,471)

Trading surplus	2,429	237	1,237	1,474	1,712	(546)	—	5,069
Impairment losses on loans and advances	(1,111)	—	—	—	(188)	—	—	(1,299)
Profit (loss) on sale and closure of businesses	76	—	—	—	(6)	(20)	—	50

Profit (loss) before tax	1,394	237	1,237	1,474	1,518	(566)	—	3,820

External revenue	7,833	1,272	14,127	15,399	7,283	(29)	—	30,486
Inter-segment revenue	744	16	330	346	1,686	1,175	(3,951)	—

Segment revenue	8,577	1,288	14,457	15,745	8,969	1,146	(3,951)	30,486

External assets	103,930	968	79,180	80,148	124,044	1,632	—	309,754
Inter-segment assets	2,146	593	3,893	4,486	81,728	50,855	(139,215)	—

Total assets	106,076	1,561	83,073	84,634	205,772	52,487	(139,215)	309,754

External liabilities	72,335	829	71,894	72,723	141,878	12,188	—	299,124
Inter-segment liabilities	30,492	280	5,133	5,413	59,224	44,086	(139,215)	—

Total liabilities	102,827	1,109	77,027	78,136	201,102	56,274	(139,215)	299,124

Other segment items:
Capital expenditure	77	13	844	857	702	207	—	1,843
Depreciation	219	11	26	37	383	—	—	639
Customer remediation provision	150	—	—	—	—	—	—	150
Retirement benefit scheme charges	134	4	22	26	84	15	—	259

3 Segmental analysis (continued)

Year ended 31 December 2004	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investment £m	Wholesale and International Banking £m	Central group items £m	Inter- segment eliminations £m	Total £m

Interest and similar income	5,825	56	537	593	5,954	883	(2,548)	10,707
Interest and similar expense	(2,597)	(12)	(298)	(310)	(3,948)	(1,290)	2,548	(5,597)

Net interest income	3,228	44	239	283	2,006	(407)	—	5,110
Other income (net of fee and commission expense)	1,696	504	10,370	10,874	1,558	45	—	14,173

Total income	4,924	548	10,609	11,157	3,564	(362)	—	19,283
Insurance claims	—	(214)	(9,408)	(9,622)	—	—	—	(9,622)

Total income, net of insurance claims	4,924	334	1,201	1,535	3,564	(362)	—	9,661
Operating expenses	(2,609)	(154)	(468)	(622)	(2,078)	12	—	(5,297)

Trading surplus	2,315	180	733	913	1,486	(350)	—	4,364
Impairment losses on loans and advances	(676)	—	3	3	(193)	—	—	(866)
Loss on sale of businesses	—	—	—	—	(21)	—	—	(21)

Profit (loss) before tax	1,639	180	736	916	1,272	(350)	—	3,477

External revenue	7,089	1,288	11,121	12,409	6,135	91	—	25,724
Inter-segment revenue	791	48	19	67	1,716	851	(3,425)	—

Segment revenue	7,880	1,336	11,140	12,476	7,851	942	(3,425)	25,724

External assets	96,763	1,058	70,874	71,932	114,086	1,641	—	284,422
Inter-segment assets	1,340	526	2,644	3,170	70,947	39,503	(114,960)	—

Total assets	98,103	1,584	73,518	75,102	185,033	41,144	(114,960)	284,422

External liabilities	68,149	931	62,305	63,236	130,171	11,188	—	272,744
Inter-segment liabilities	27,035	75	4,105	4,180	50,643	33,102	(114,960)	—

Total liabilities	95,184	1,006	66,410	67,416	180,814	44,290	(114,960)	272,744

Other segment items:
Capital expenditure	103	—	386	386	907	169	—	1,565
Depreciation	217	11	25	36	385	—	—	638
Customer remediation provision	100	12	—	12	—	—	—	112
Retirement benefit scheme charges	142	3	24	27	90	16	—	275

As the activities of the Group are predominantly carried out in the UK, no geographical analysis is presented.

4 Net interest income

	2005 Average effective interest rate %	2005 £m	2004 £m

Interest receivable:
Treasury bills and other eligible bills			6

Investment securities			418
Available-for-sale financial assets	3.58	508
Loans and advances to customers	6.41	10,095	8,440
Loans and advances to banks	3.59	1,199	979
Lease and hire purchase receivables	7.07	787	864

	5.82	12,589	10,707

Interest payable:
Deposits from banks	3.44	(953)	(558)
Customer accounts	2.84	(3,401)	(3,003)
Debt securities in issue	4.23	(1,307)	(972)
Subordinated liabilities	5.22	(601)	(601)
Liabilities under sale and repurchase agreements	4.53	(394)	(319)
Other	7.24	(262)	(144)

	3.42	(6,918)	(5,597)

Net interest income		5,671	5,110

Included within interest income in 2005 is £209 million in respect of impaired financial assets.

5 Net fees and commission income

	2005 £m	2004 £m

Fees and commission income:
Current accounts	593	637
Insurance broking	681	672
Credit and debit card services	545	520
Other	1,171	1,225

	2,990	3,054
Fees and commission expense:
Credit and debit card services	(182)	(176)
Dealer commissions	(247)	(272)
Other	(413)	(396)
	(842)	(844)

Net fees and commission income	2,148	2,210

6 Net trading income

	2005 £m	2004 £m

Foreign exchange translation gains	13	22
Gains on foreign exchange trading transactions	150	152

Total foreign exchange	163	174
Investment property gains	430	329
Securities and other gains	8,705	4,533

	9,298	5,036

7 Insurance premium income

The table below reflects the insurance premiums, substantially all of which relate to business written in the United Kingdom, broken down into life insurance and non-life insurance:

	2005 £m	2004 £m

Life insurance
Gross premiums	3,996	5,581
Ceded reinsurance premiums	(89)	(65)
Net premiums earned	3,907	5,516
Non-life insurance
Gross premiums written	575	635
Ceded reinsurance premiums	(22)	(29)

Net premiums	553	606
Change in provision for unearned premiums	9	(52)
Net premiums earned	562	554

Total net premiums earned	4,469	6,070

Life insurance gross written premiums can be further analysed as follows:

	2005 £m	2004 £m

Life	1,286	2,100
Pensions	2,136	2,826
Annuities	547	626
Other	27	29

Gross premiums	3,996	5,581

Non-life insurance gross written premiums can be further analysed as follows:

	2005 £m	2004 £m

Credit protection	173	224
Home	390	396
Health	12	15

	575	635

8 Other operating income

	2005 £m	2004 £m

Operating lease rental income	433	422
Income from investment property	272	158
Other rents receivable	30	32
Gains less losses on disposal of available-for-sale financial assets, net of allowances for impairment	5
Gains less losses on disposal of investment securities, net of amounts written off		74
Movement in value of in-force insurance business (note 26)	162	16
Other income	238	155

	1,140	857

9 Insurance claims

Insurance claims comprise:

	2005 £m	2004 £m

Life insurance
Claims and surrenders:
– Gross	4,279	5,242
– Reinsurers’ share	(56)	(62)
	4,223	5,180
Changes in life insurance policyholder liabilities:
– Gross	7,641	3,206
– Reinsurers’ share	33	(1)
	7,674	3,205
Change in unallocated surplus	92	1,023

Total life insurance	11,989	9,408

Non-life insurance
Claims and claims paid:
– Gross	195	204
– Reinsurers’ share	(1)	(1)
	194	203
Changes in non-life insurance policyholder liabilities:
– Gross	3	11
– Reinsurers’ share	—	—
	3	11

Total non-life insurance	197	214

Total insurance claims expense	12,186	9,622

Life insurance gross claims can also be analysed as follows:
Deaths	298	354
Maturities	1,197	1,617
Surrenders	2,204	2,700
Annuities	528	528
Other	52	43

	4,279	5,242

A non-life insurance claims development table is included in note 34.

10 Operating expenses

	2005 £m	2004 £m

Salaries	2,068	1,970
Pensions	308	307
Other staff costs	479	427

Staff costs	2,855	2,704
Other administrative expenses:
Operating lease rentals	252	249
Repairs and maintenance	136	129
Communications and data processing	467	449
Advertising	207	205
Professional fees	216	222
Provisions for customer remediation (note 40)	150	112
Other	543	589
	1,971	1,955
Depreciation	639	638
Impairment charges:
Goodwill (note 25)	6	—

Total operating expenses	5,471	5,297

10 Operating expenses (continued)

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2005	2004

UK	77,620	79,581
Overseas	1,974	3,372

	79,594	82,953

During the year the auditors earned the following fees:

	2005	2004
	£m	£m

Statutory audit	8.1	5.5
Other audit related fees:
– Audit related regulatory reporting	0.8	0.9
– Further assurance services	1.5	6.4
Total other audit related fees	2.3	7.3

Audit and audit related fees	10.4	12.8
Tax advisory	0.6	0.8
Other non-audit fees
– Due diligence	0.3	0.9
– Other	0.5	0.3
Total other non-audit fees	0.8	1.2

Total fees	11.8	14.8

The auditors’ remuneration for the holding company was £57,000 (2004: £51,500).

During the year the auditors also earned fees of £0.3 million (2004: £0.3 million) in respect of the audit of pension schemes and unconsolidated open ended investment companies managed by the Group.

Included in ‘Other audited related fees’ are the costs of advice provided in relation to the requirements of the Sarbanes-Oxley Act together with costs in relation to the Group’s Form 20-F filing.

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

The Group has procedures that are designed to ensure auditor independence, including that fees for audit and non-audit services are approved in advance. The audit committee has established de minimis fee limits for particular detailed types of service and has approved in advance all non-audit assignments where the fee falls below the relevant limit. All statutory audit work as well as non-audit assignments where the fee is expected to exceed the relevant limit are subject to individual pre-approval by the audit committee. On a quarterly basis, the audit committee receives a report detailing all pre-approved services and amounts paid to the auditors for such pre-approved services.

11 Impairment losses on loans and advances

	2005	2004
	£m	£m

Specific bad debt provisions		953

General bad debt provisions		(87)

Impairment losses on loans and advances (note 20)	1,302	866

Other credit risk provisions (note 40)	(3)	—

	1,299	866

12 Profit (loss) on sale and closure of businesses

	2005	2004
	£m	£m

Net profit (loss) on disposal of businesses	74	(21)
Adjustment to consideration received in respect of prior period disposals	(4)	—
Provision for costs in respect of the closure of businesses	(20)	—

	50	(21)

The net profit on the disposal of businesses in 2005 principally relates to the sale of the Goldfish credit card business. During the year ended 31 December 2004 the Group completed the sales of its principal businesses in Colombia and substantially all of the businesses of the branches of Lloyds TSB Bank plc in Argentina, Panama, Guatemala and Honduras.

The businesses sold in 2004 and 2005 were not material to the Group, and consequently they have not been treated as discontinued operations.

13 Taxation

a Analysis of charge for the year

	2005	2004
	£m	£m

UK corporation tax:
Current tax on profits for the year	862	759
Adjustments in respect of prior years	(20)	(69)
	842	690
Double taxation relief	(138)	(57)

	704	633
Foreign tax:
Current tax on profit for the year	78	118
Adjustments in respect of prior years	(8)	(2)

	70	116

Current tax charge	774	749
Deferred tax (note 39)	491	269

	1,265	1,018

The charge for tax on the profit for the year is based on a UK corporation tax rate of 30 per cent (2004: 30 per cent).

The Group, as a proxy for policyholders in the UK, is required to record taxes on investment income and gains each year. Accordingly, the tax attributable to UK life insurance policyholder earnings is included in income tax expense. The tax expense attributable to policyholder earnings was £298 million (2004: £36 million), including a prior year tax credit of £25 million (2004: £6 million).

b Factors affecting the tax charge for the year

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge for the year is given below:

	2005	2004
	£m	£m

Profit before tax	3,820	3,477

Tax charge thereon at UK corporation tax rate of 30%	1,146	1,043
Factors affecting charge:
Disallowed and non-taxable items	(47)	(32)
Overseas tax rate differences	(1)	(14)
Net tax effect of disposals and unrealised gains	(59)	(2)
Tax deductible coupons on non-equity minority interests	—	(12)
Policyholder tax and Open Ended Investment Companies	223	33
Other items	3	2

Tax on profit on ordinary activities	1,265	1,018

Effective rate	33.1%	29.3%

The effective tax rate of the Group excluding the gross policyholder tax charge and Open Ended Investment Company interests from profit before tax and the tax charge was 27.0 per cent (2004: 28.3 per cent).

14 Earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 5 million (2004: 6 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

	2005	2004

Profit attributable to equity shareholders	£2,493m	£2,392m
Weighted average number of ordinary shares in issue	5,595m	5,590m
Basic earnings per share	44.6p	42.8p

For the calculation of diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares in respect of share options granted to employees. The number of shares that could have been acquired at market price (determined as the average annual share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options is determined; the residual bonus shares are added to the weighted average number of ordinary shares in issue, but no adjustment is made to the profit attributable to equity shareholders.

	2005	2004

Profit attributable to equity shareholders	£2,493m	£2,392m
Weighted average number of ordinary shares in issue	5,595m	5,590m
Adjustment for share options	44m	35m

Weighted average number of ordinary shares for diluted earnings per share	5,639m	5,625m

Diluted earnings per share	44.2p	42.5p

The weighted average number of anti-dilutive share options excluded from the calculation of diluted earnings per share was 17 million at 31 December 2005 (2004: 39 million).

15 Treasury bills and other eligible bills

Up to 31 December 2004 (prior to the implementation of IAS 32 and IAS 39 on 1 January 2005) treasury bills and other eligible bills were shown separately on the balance sheet. This balance sheet caption comprised both investment securities and other securities. Investment securities were those intended for use on a continuing basis in the activities of the Group and not for dealing purposes. At 31 December 2005, treasury bills and other eligible bills are categorised as either trading securities and other financial assets at fair value through profit or loss (note 16) or available-for-sale financial assets (note 23).

Details of the balance sheet carrying value of the treasury bills and other eligible bills held at 31 December 2004 were as follows:

£m

Investment securities:
Treasury bills and similar securities	75
Other eligible bills	13

88
Other securities:
Treasury bills and similar securities	4

Balance sheet carrying value – treasury bills and other eligible bills	92

Geographical analysis by issuer:
Latin America	18
Other	74

92

16 Trading securities and other financial assets at fair value through profit or loss

From 1 January 2005 (upon the implementation of IAS 32 and IAS 39), the Group is required to disclose its trading securities and other financial assets at fair value through profit or loss separately on the face of the balance sheet.

Details of the balance sheet carrying value of these assets held at 31 December 2005 are:

£m

Trading securities	5,442
Other financial assets at fair value through profit or loss	54,932

60,374

These assets are comprised as follows:

		Other financial
		assets at fair
	Trading	value through
	securities	profit or loss
	£m	£m

Loans and advances to banks	5	5
Loans and advances to customers	161	445

Debt securities:
Government securities	535	10,638
Other public sector securities	35	84
Bank and building society certificates of deposit	—	898
Corporate debt securities	4,667	4,214
Mortgage backed securities	39	197
Other asset backed securities	—	691
Other debt securities	—	4,255
	5,276	20,977
Equity shares:
Listed	—	27,497
Unlisted	—	6,008
	—	33,505

	5,442	54,932

See notes 15, 21 and 22 for details of investments held at 31 December 2004.

17 Derivative financial instruments and other trading liabilities

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

The principal amount of the contract does not represent the Group’s real exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and using valuation techniques, including discounted cash flow and options pricing models, as appropriate.

	Contract/notional	Fair value	Fair value
	amount	assets	liabilities
31 December 2005	£m	£m	£m

Trading
Exchange rate contracts:
Spot, forwards and futures	145,591	1,515	1,345
Currency swaps	12,306	267	204
Options purchased	3,623	58	—
Options written	3,892	—	45
	165,412	1,840	1,594
Interest rate contracts:
Interest rate swaps	288,725	2,814	3,860
Forward rate agreements	50,006	16	20
Options purchased	12,679	108	—
Options written	8,812	—	85
Futures	29,358	—	—
	389,580	2,938	3,965
Equity and other contracts	5,349	610	84

Total derivative assets/liabilities held for trading		5,388	5,643

Hedging
Derivatives designated as fair value hedges:
Cross currency interest rate swaps	69	12	—
Interest rate swaps (including swap options)	39,499	473	730
	39,568	485	730
Derivatives designated as cash flow hedges:
Interest rate swaps	648	5	23

Total derivative assets/liabilities held for hedging		490	753

Total recognised derivative assets/liabilities		5,878	6,396

17 Derivative financial instruments and other trading liabilities (continued)

	Contract/notional	Fair value	Fair value
	amount	assets	liabilities
31 December 2004	£m	£m	£m

Trading
Exchange rate contracts:
Spot, forwards and futures	117,532	4,593	5,237
Currency swaps	11,386	426	588
Options purchased	2,059	44	—
Options written	1,922	—	41
	132,899	5,063	5,866
Interest rate contracts:
Interest rate swaps	275,547	3,118	3,631
Forward rate agreements	62,797	28	24
Options purchased	9,679	78	—
Options written	7,430	—	163
Futures	48,278	—	—
	403,731	3,224	3,818
Equity and other contracts	4,294	538	215
Effect of netting		(3,956)	(3,956)

Total derivative assets/liabilities held for trading		4,869	5,943

At 31 December 2004, the fair value amounts shown above were included on the balance sheet within other assets and other liabilities (see notes 30 and 37).

The maturity of the notional principal amounts and replacement cost of trading instruments entered into with third parties was:

	Under 1 year £m	1 to 5 years £m	Over 5 years £m	Total £m

Exchange rate contracts
Notional principal amount	120,794	8,093	4,012	132,899
Replacement cost	4,610	177	276	5,063
Interest rate contracts
Notional principal amount	203,851	153,422	46,458	403,731
Replacement cost	458	1,353	1,413	3,224
Equity and other contracts
Notional principal amount	638	3,358	298	4,294
Replacement cost	262	258	18	538
Total
Notional principal amount	325,283	164,873	50,768	540,924
Replacement cost	5,330	1,788	1,707	8,825

18 Loans and advances to banks

		2005		2004
		£m		£m

Lending to banks		2,510		2,483
Money market placements with banks		29,146		29,366

Total loans and advances to banks		31,656		31,849
Allowance for impairment losses (note 20)		(1)		(1)

		31,655		31,848

The Group holds collateral with a fair value of £6,381 million, which it is permitted to sell or repledge, of which £5,550 million was repledged or sold to third parties for periods not exceeding three months from the transfer.

19 Loans and advances to customers

	2005 £m	2004 £m

Domestic
Agriculture, forestry and fishing	2,299	2,076
Manufacturing	5,983	3,292
Construction	2,059	1,877
Transport, distribution and hotels	7,649	6,753
Property companies	8,267	5,775
Financial, business and other services	16,272	13,442
Personal:
– Mortgages	88,528	80,065
– Other	22,776	22,830
Lease financing	5,815	6,227
Hire purchase	4,853	4,828
Other	7,696	5,223

	172,197	152,388

International
Latin America	173	125
USA	1,984	2,385
Europe	1,927	1,587
Rest of the world	735	516
Total international	4,819	4,613

	177,016	157,001
Allowance for impairment losses (note 20)	(2,072)	(1,662)
Interest held in suspense		(21)

	174,944	155,318

The Group holds collateral with a fair value of £1,018 million, which it is permitted to sell or repledge, of which £741 million was repledged or sold to third parties for periods not exceeding three months from the transfer.

Loans and advances to customers include finance lease receivables, which may be analysed as follows:

	2005 £m	2004 £m

Gross investment in finance leases, receivable:
Not later than 1 year	673	603
Later than 1 year and not later than 5 years	2,388	2,698
Later than 5 years	6,025	7,481

	9,086	10,782
Unearned future finance income on finance leases	(2,954)	(4,021)
Rentals received in advance	(200)	(338)
Commitments for expenditure in respect of equipment to be leased	(117)	(196)

Net investment in finance leases	5,815	6,227

The net investment in finance leases may be analysed as follows:

	2005	2004
	£m	£m

Not later than 1 year	648	446
Later than 1 year and not later than 5 years	1,610	844
Later than 5 years	3,557	4,937

	5,815	6,227

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other ‘big ticket’ items. The allowance for uncollectable finance lease receivables included in the allowance for impairment losses is £4 million (2004: £10 million).

20 Allowance for impairment losses on loans and advances

	2005 £m	2004 Specific £m	2004 General £m	2004 Total £m

At 1 January	1,663	1,313	382	1,695
Adjustment on transition to IAS 39	256

Restated balance at 1 January	1,919

Exchange and other adjustments	1	(8)	(3)	(11)
Reclassifications	43	—	—	—
Adjustments on acquisitions and disposals	(27)	(21)	(12)	(33)
Advances written off	(1,236)	(1,028)	—	(1,028)
Recoveries of advances written off in previous years	158	174	—	174
Effect of unwinding of discount recognised through interest income	(87)
Charge (release) to the income statement	1,302	953	(87)	866

At 31 December	2,073	1,383	280	1,663

In respect of:
Loans and advances to banks (note18)	1			1
Loans and advances to customers (note19)	2,072			1,662

	2,073			1,663

21 Debt securities

As at 31 December 2004 (prior to the implementation of IAS 32 and IAS 39 on 1 January 2005) debt securities were shown separately on the balance sheet. This balance sheet caption comprised both investment securities and other securities. Investment securities were those intended for use on a continuing basis in the activities of the Group and not for dealing purposes. At 31 December 2005, debt securities are categorised as either trading securities and other financial assets at fair value through profit or loss (note 16) or available-for-sale financial assets (note 23).

Details of the balance sheet carrying value of the debt securities held at 31 December 2004 were as follows:

£m

Investment securities
Government securities	2,211
Bank and building society certificates of deposit	1,901
Corporate debt securities	2,581
Mortgage backed securities	2,774
Other asset backed securities	3,761
Other debt securities	1,140
14,368
Other securities
Government securities	14,018
Other public sector securities	321
Bank and building society certificates of deposit	488
Corporate debt securities	13,445
Mortgage backed securities	533
Other asset backed securities	312
29,117

Balance sheet carrying value – debt securities	43,485

21 Debt securities (continued)	£m

Investment securities:
Listed	8,925
Unlisted	5,443

14,368

Other securities:
Listed	28,400
Unlisted	717

29,117

Geographical analysis by issuer:
United Kingdom	21,288
Other European	13,464
North America and Caribbean	5,264
Latin America	76
Asia Pacific	2,866
Other	527

43,485

22 Equity shares

As at 31 December 2004 (prior to the implementation of IAS 32 and IAS 39 on 1 January 2005) equity shares were shown separately on the balance sheet. This balance sheet caption comprised both investment securities and other securities. Investment securities were those intended for use on a continuing basis in the activities of the Group and not for dealing purposes. At 31 December 2005, equity shares are categorised as either trading securities and other financial assets at fair value through profit or loss (note 16) or available-for-sale financial assets (note 23).

Details of the balance sheet carrying value of the equity shares held at 31 December 2004 were as follows:

£m

Investment securities:
Listed	5
Unlisted	36

41
Other securities:
Listed	24,497
Unlisted	2,772
27,269

Balance sheet carrying value – equity shares	27,310

Geographical analysis by issuer:
United Kingdom	17,960
Other European	3,921
North America and Caribbean	2,302
Latin America	384
Asia Pacific	1,470
Other	1,273

27,310

23 Available-for-sale financial assets

From 1 January 2005 (upon the implementation of IAS 32 and IAS 39), the Group is required to disclose its available-for-sale financial assets separately on the face of the balance sheet. Details of the balance sheet carrying value of these assets held at 31 December 2005 are:

£m

Debt securities:
Government securities	1,083
Other public sector securities	47
Bank and building society certificates of deposit	1,470
Corporate debt securities	3,036
Mortgage backed securities	4,161
Other asset backed securities	4,981
Other debt securities	29
14,807
Equity shares:
Listed	34
Unlisted	12
46
Treasury bills and other eligible bills:
Treasury bills and similar securities	70
Other eligible bills	17
87

14,940

See notes 15, 21 and 22 for details of investments held at 31 December 2004.

The movement in available-for-sale financial assets is summarised as follows:

	Carrying value before provisions	Provisions	Balance sheet value
	£m	£m	£m

At 1 January 2005 (following implementation of IAS 32 and IAS 39)	14,624	(31)	14,593
Exchange and other adjustments	559	—	559
Additions	10,108	—	10,108
Disposals	(10,266)	—	(10,266)
Reclassifications	(31)	31	—
Amortisation of premiums and discounts	(65)	—	(65)
Changes in fair value	11	—	11

At 31 December 2005	14,940	—	14,940

24 Investment property

	2005 £m	2004 £m

At 1 January	3,776	3,551
Fair value movements	430	329
Additions to investment properties	807	351
Disposals of investment properties	(753)	(455)

At 31 December	4,260	3,776

The investment properties are valued at least annually at open-market value, by an independent, professionally qualified valuer, who has recent experience in the location and categories of the investment properties being valued.

In addition, the following amounts have been recognised in the income statement:

	2005	2004
	£m	£m

Rental income	272	158
Direct operating expenses arising from investment properties that generate rental income	24	17

Capital expenditure in respect of investment properties:

	2005	2004
	£m	£m

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements	31	66

25 Goodwill

	2005 £m	2004 £m

At 1 January	2,469	2,513
Acquisition adjustment	—	(34)
Acquisitions of businesses (note 52)	3	—
Adjustments on disposal of businesses	(93)	(10)
Impairment charge	(6)	—

At 31 December	2,373	2,469

Cost*	2,379	2,469
Accumulated impairment losses	(6)	—

	2,373	2,469

*	For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

An impairment charge of £6 million (2004: nil) was made during 2005 following a strategic review of a business acquired in previous years.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,373 million (2004: £2,469 million), £1,836 million (or 77 per cent of the total) has been allocated to Scottish Widows and £517 million (or 22 per cent of the total) to Asset Finance.

The recoverable amount of Scottish Widows has been based on a value in use calculation. The calculation uses projections of future cash flows based upon budgets and plans approved by management covering a five-year period, and a discount rate of 11 per cent (gross of tax). The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes, product mix and margins having regard to expected market conditions and competitor activity. The discount rate is determined with reference to internal measures and available industry information. Cash flows beyond the five-year period have been extrapolated using a steady 3 per cent growth rate which does not exceed the long-term average growth rate for the life assurance market. Management believes that any reasonably possible change in the key assumptions would not cause the recoverable amount of Scottish Widows to fall below its balance sheet carrying value.

The recoverable amount of Asset Finance has also been based on a value in use calculation using cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 9 per cent. Due to similarities in the risk profile and the funding model management believes that Asset Finance is closely aligned to Lloyds TSB Group; the discount rate represents the Group’s cost of equity. The cash flows for each of the businesses of Asset Finance beyond the five-year period are extrapolated using steady growth rates, in each case not exceeding 3 per cent nor the long-term average growth rates for the markets in which the respective businesses of Asset Finance participate. Management also believes that any reasonably possible change in the key assumptions on which the recoverable amount of Asset Finance is based would not cause the carrying amount of Asset Finance to exceed its recoverable amount.

26 Long-term assurance business

Life assurance businesses

The principal subsidiaries involved in the Group’s life assurance operations during 2004 and 2005 were Scottish Widows plc (‘Scottish Widows’, the Group’s principal provider of life assurance, pensions and investment products, which holds the only large With-Profits Fund managed by the Lloyds TSB Group), Scottish Widows Annuities Limited (a subsidiary of Scottish Widows that accepts the reinsurance of annuity business from its parent), Scottish Widows Unit Funds Limited (a subsidiary of Scottish Widows that accepts the reinsurance of unit-linked business from its parent), Abbey Life Assurance Company Limited (‘Abbey Life’) and Lloyds TSB Life Assurance Company Limited (‘Lloyds TSB Life’). Since March 2000 both Abbey Life and Lloyds TSB Life have continued to administer existing policies and have undertaken only limited new business. No change in this activity is anticipated in respect of Abbey Life. On 31 December 2004, Lloyds TSB Life ceased trading and transferred most of its assets and insurance business to Scottish Widows.

Further information on the Group’s life assurance businesses, including its available capital resources and regulatory capital requirements, the realistic value of its assets and liabilities and its capital sensitivities is given in note 34 and on pages 65 to 69.

26 Long-term assurance business (continued)

Value of in-force business

The Group recognises as an asset the value of in-force life assurance business in respect of life insurance contracts and participating investment contracts. The asset, which represents the present value of future profits expected to arise from these contracts, is determined by projecting future surpluses and other cash flows arising from life insurance contract and participating investment contract business written by the balance sheet date. This asset does not recognise any investment risk margins and is reduced by the value of any with-profits options and guarantees; it is presented gross of attributable tax. The asset in the consolidated balance sheet and movement recognised in the income statement are as follows:

£m

At 1 January 2004	4,347
Movement in value of in-force business (gross of tax)	16

At 31 December 2004	4,363
Adjustments on the adoption of FRS27	(386)
Adjustments on the adoption of IFRS4 and IAS39	(1,217)

At 1 January 2005	2,760
Movement in value of in-force business (gross of tax)	162

At 31 December 2005	2,922

The principal economic assumptions used in calculating the value of in-force business at 31 December 2005 were as follows:

	2005	2004
	%	%

Risk adjusted discount rate (net of tax)	7.02	7.40
Return on equities (gross of tax)	6.72	7.17
Return on fixed interest securities (gross of tax)	4.12	4.57
Expenses inflation	3.79	3.76

The process for determining the key assumptions used in the calculations of the value of in-force business is set out below.

•	Investment returns

The assumption for future investment returns for fixed (or index linked) investments reflects the actual portfolio. Projected returns from fixed and index linked investments are based on risk-free (gilt-edged) returns and are reduced for the risk of default but not adjusted for liquidity. Where an assumption on future equity or property returns is required, this is based on such returns having an equity or property yield margin over the corresponding risk-free (gilt-edged) return assumed.

•	Risk Discount Rate (RDR)

The RDR is set to remove investment risk margins, including those assumed to be generated by equities, whilst retaining a margin for other, non-investment, risks.

•	Mortality and morbidity

The mortality and morbidity assumptions, including allowances for improvements in longevity for annuitants, are set with regard to the Group’s actual experience where this is significant, and relevant industry data otherwise.

•	Persistency rates

Persistency rates refer to the rate of policy termination and the rate at which policies cease to pay regular premiums. These rates are based on a combination of historical experience and management’s views on future experience.

•	Maintenance expenses

Allowance is made for future policy costs explicitly. Expenses are determined by reference to an internal analysis of current and expected future costs. Explicit allowance is made for future expense inflation.

The sensitivity of the value of in-force business to changes in these assumptions is included within the disclosures in note 34.

27 Other intangible assets

These comprise capitalised software enhancements. Amounts are amortised over periods of up to five years, being their estimated useful lives, using the straight-line method. Other intangible assets are reviewed for impairment whenever events or any changes in circumstances indicate that the carrying amount may not be recoverable. In the event that an asset’s carrying amount is determined to be greater than its recoverable amount, it is written down immediately.

	2005	2004
	£m	£m

Cost:
At 1 January	107	103
Additions	40	18
Disposals	—	(14)

At 31 December	147	107

Accumulated depreciation:
At 1 January	79	62
Charge for the year	18	22
Disposals	—	(5)

At 31 December	97	79

Balance sheet amount at 31 December	50	28

28 Tangible fixed assets

	Premises £m	Equipment £m	Operating lease assets £m	Total fixed assets £m

Cost:
At 1 January 2004	1,313	2,378	2,488	6,179
Exchange and other adjustments	2	(1)	(46)	(45)
Adjustments on acquisition and disposal of businesses	(10)	(13)	—	(23)
Additions	73	283	801	1,157
Disposals	(18)	(121)	(476)	(615)

At 31 December 2004	1,360	2,526	2,767	6,653
Exchange and other adjustments	1	(3)	63	61
Adjustments on acquisition and disposal of businesses	8	—	—	8
Additions	89	280	615	984
Disposals	(37)	(136)	(484)	(657)

At 31 December 2005	1,421	2,667	2,961	7,049

Accumulated depreciation and impairment:
At 1 January 2004	475	1,439	321	2,235
Exchange and other adjustments	—	2	(3)	(1)
Adjustments on acquisition and disposal of businesses	(4)	(8)	—	(12)
Charge for the year	68	267	281	616
Disposals	(6)	(73)	(286)	(365)

At 31 December 2004	533	1,627	313	2,473
Exchange and other adjustments	3	(1)	9	11
Charge for the year	76	267	278	621
Disposals	(11)	(97)	(239)	(347)

At 31 December 2005	601	1,796	361	2,758

Balance sheet amount at 31 December 2005	820	871	2,600	4,291

Balance sheet amount at 31 December 2004	827	899	2,454	4,180

28 Tangible fixed assets (continued)

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2005 £m	2004 £m

Receivable within 1 year	393	326
1 to 5 years	695	601
Over 5 years	165	258

	1,253	1,185

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2005 and 2004 no contingent rentals in respect of operating leases were recognised in the income statement.

29 Capital commitments

Excluding commitments in respect of investment property (see note 24), capital expenditure contracted but not provided for at 31 December 2005 amounted to £223 million (2004: £150 million). Of this amount, £215 million (2004: £146 million) relates to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

30 Other assets

	2005 £m	2004 £m

Assets arising from reinsurance contracts held	548	581
Deferred acquisition costs	429	2
Settlement balances	336	79
Derivative financial instruments (see note 17)		4,869
Other assets and prepayments	4,288	3,482

	5,601	9,013

31 Deposits from banks

The breakdown of deposits from banks between the domestic and international offices of the Group is set out below:

	2005 £m	2004 £m

Domestic:
Non-interest bearing	105	171
Interest bearing	24,707	33,023
	24,812	33,194
International:
Non-interest bearing	24	31
Interest bearing	6,691	6,498
	6,715	6,529

	31,527	39,723

32 Customer accounts

	2005 £m	2004 £m

Non-interest bearing current accounts	4,203	3,807
Interest bearing current accounts	40,365	32,157
Savings and investment accounts	62,206	58,773
Other customer deposits	24,296	25,074

	131,070	119,811

32 Customer accounts (continued)

The breakdown of customer accounts between the domestic and international offices of the Group is set out below:

	2005 £m	2004 £m

Domestic:
Non-interest bearing	3,868	3,511
Interest bearing	123,522	113,465
	127,390	116,976
International:
Non-interest bearing	335	296
Interest bearing	3,345	2,539
	3,680	2,835

	131,070	119,811

33 Debt securities in issue

	2005 £m	2004 £m

Euro medium-term note programme	6,683	5,097
Other bonds and medium-term notes	141	266
Certificates of deposit issued	22,101	15,226
Commercial paper	10,421	8,026
Other marketable paper	—	155

Total debt securities in issue	39,346	28,770

34 Liabilities arising from insurance contracts and participating investment contracts

	2005 £m	2004 £m

Insurance contract liabilities	26,482	52,289
Participating investment contract liabilities	14,068

	40,550	52,289

Insurance contract liabilities

Insurance contract liabilities, substantially all of which relate to business written in the United Kingdom, are comprised as follows:

	Gross £m	2005 Reinsurance £m	Net £m	Gross £m	2004 Reinsurance £m	Net £m

Life insurance	25,888	(511)	25,377	51,692	(577)	51,115
Non-life insurance:
Unearned premiums	447	—	447	456	—	456
Claims outstanding	147	(4)	143	141	(4)	137
	594	(4)	590	597	(4)	593

	26,482	(515)	25,967	52,289	(581)	51,708

34 Liabilities arising from insurance contracts and participating investment contracts (continued)

Life insurance

The movement in gross life insurance contract liabilities over the year can be analysed as follows:

£m

At 31 December 2004	51,692
Adjustments to reflect the implementation of IAS 32, IAS 39, IFRS 4 and FRS 27	(28,033)

At 1 January 2005	23,659
New business	1,381
Changes in existing business	848

At 31 December 2005	25,888

The movement in liabilities arising from participating investment contracts may be analysed as follows:

£m

At 31 December 2004
Adjustments to reflect the implementation of IAS 32, IAS 39, IFRS 4 and FRS 27	12,469

At 1 January 2005	12,469
New business	1,181
Changes in existing business	418

At 31 December 2005	14,068

Process for determining key assumptions

The process for determining the key assumptions for insurance contracts and participating investment contracts is set out below.

Insurance policy liabilities can be split into With-Profits Fund liabilities, accounted for using the FSA’s realistic capital regime (realistic liabilities) and Non-Profit Fund liabilities, accounted for using a traditional prospective actuarial discounted cash flow methodology as described in the accounting policies.

With-Profits Fund Realistic Liabilities

The Group’s With-Profits Fund contains life insurance contracts and participating investment contracts. The calculation of With-Profits realistic liabilities uses best estimate assumptions for mortality and morbidity, persistency rates and expenses. These are calculated in a similar manner to those used for the value of the in-force business as discussed in note 26.

Other key assumptions are:

•	Investment returns and discount rates

The realistic capital regime dictates that With-Profits Fund liabilities are valued on a market consistent basis. This is achieved by setting assumed investment returns and discount rates equal to a risk-free yield, defined as 0.1 per cent higher than the yield on UK gilts.

•	Guaranteed annuity option take up rates

The guaranteed annuity option take up rates are set with regard to the Group’s actual experience.

•	Investment volatility

Investment volatility is derived from derivatives where possible, or historical observed volatility where it is not possible to observe meaningful prices. For example, as at 31 December 2005, the 10 year equity-implied at-the-money assumption was set at 20.0 per cent (31 December 2004: 18.0 per cent). The long-term at-the-money assumptions for property and fixed interest stocks were 15.0 per cent (31 December 2004: 15.0 per cent) and 13.5 per cent (31 December 2004: 13.0 per cent) respectively.

Non-Profit Fund liabilities

Generally, assumptions used to value Non-Profit Fund liabilities are prudent in nature and therefore contain a margin for adverse deviation. This margin for adverse deviation is based on management’s judgement and reflects management’s views on the inherent level of uncertainty. The key assumptions used in the measurement of Non-Profit Fund liabilities are:

•	Interest rates

The rates used are derived in accordance with the FSA Rules. These limit the rates of interest that can be used by reference to a number of factors including the redemption yields on fixed interest assets at the valuation date.

Margins for risk are allowed for in the assumed interest rates. These are derived from the limits in the FSA Rules, including reductions made to the available yields to allow for default risk based upon the credit rating of each stock.

34 Liabilities arising from insurance contracts and participating investment contracts (continued)

•	Mortality and morbidity

The mortality and morbidity assumptions, including allowances for improvements in longevity for annuitants, are set with regard to the Group’s actual experience where this provides a reliable basis, and relevant industry data otherwise, and includes a margin for adverse deviation.

•	Maintenance expenses

Allowance is made for future policy costs explicitly. Expenses are determined by reference to an internal analysis of current and expected future costs plus a margin for adverse deviations. Explicit allowance is made for future expense inflation.

Key changes in assumptions

Changes in certain key assumptions were made during 2005 with the following impacts on profit before tax. These amounts include movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts:

Reduction in profit before tax £m

Annuitant mortality[1]	155
Modelling of options and guarantees in the With-Profits Fund[2]	60
Lapse rates[3]	58

[1]	The charge in respect of annuitant mortality reflects the introduction of an assumed minimum annual improvement in mortality.

[2]	Changes to the valuation of options and guarantees primarily reflects emerging best practice in this area.

[3]	Lapse rates have been set following a detailed review of the Group’s current and expected experience.

Sensitivity analysis

The following table demonstrates the effect of changes in key assumptions on profit before tax assuming that the other assumptions remain unchanged. In practice this is unlikely to occur, and changes in some assumptions may be correlated. These amounts include movements in liabilities and the value of the in-force business in respect of insurance contracts and participating investment contracts:

	Change in variable	Reduction in profit before tax (Insurance)	Reduction (increase) in profit before tax (Participating Investment)	Total reduction in profit before tax

Mortality[1]	10% adverse	414	11	425
Lapse rates	20% increase	21	32	53
Maintenance expenses	10% increase	40	29	69
Interest rates[2]	1% addition	242	(18)	224
Guaranteed annuity option take up	5% increase	81	—	81
Equity investment volatility	1% addition	12	17	29

[1]	Adverse mortality means that mortality rates are either reduced or increased depending on the class of business – i.e. reduced for annuities and increased for protection business.

[2]

The interest rate sensitivity shows the impact of a 1 per cent movement in gilt yields and all of the consequential impacts on key economic assumptions including the RDR, investment returns, valuation rates of interest and values of assets backing the business in question.

34 Liabilities arising from insurance contracts and participating investment contracts (continued)

Non-life insurance

Non-life insurance contract liabilities are analysed by line of business as follows:

	2005 £m	2004 £m

Credit protection	284	290
Home	304	299
Health	6	8

	594	597

For non-life insurance contracts, the methodology and assumptions used in relation to determining the bases of the earned premium and claims provisioning levels are derived for each individual underwritten product. Assumptions are intended to be neutral estimates of the most likely or expected outcome. A margin is placed on these best estimate claims reserves to provide confidence in being able to achieve this objective and varies according to product class. A relatively small margin was used for most products where sufficient past experience has been accumulated. An additional margin was used to allow for reserve uncertainty of claims where there is less experience and the introduction of claims re-engineering processes, which will affect how claims are being reported for household and domestic all risks products.

The reserving methodology and associated assumptions are set out below:

The unearned premium reserve is determined on a basis that reflects the length of time for which contracts have been in force and the projected incidence of risk over the term of each contract.

Claims outstanding comprise those claims that have been notified and those that have been incurred but not reported. Claims incurred but not reported are determined based on the historical emergence of claims and their average cost. The notified claims element represents the best estimate of the cost of claims reported using projections and estimates based on historical experience.

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

Provisions for unearned premiums	Gross £m	Reinsurance £m	Net £m

At 1 January 2005	456	—	456
Increase in the year	575	—	575
Release in the year	(584)	—	(584)

At 31 December 2005	447	—	447

These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

Claims and loss adjustment expenses	Gross £m	Reinsurance £m	Net £m

Notified claims	117	(4)	113
Incurred but not reported	24	—	24

At 1 January 2005	141	(4)	137
Cash paid for claims settled in the year	(221)	—	(221)
Increase in liabilities:
– arising from current year claims	239	—	239
– arising from prior year claims	(12)	—	(12)

At 31 December 2005	147	(4)	143

Notified claims	120	(4)	116
Incurred but not reported	27	—	27

At 31 December 2005	147	(4)	143

Non-life insurance claims development table

The development of insurance liabilities provides a measure of the Group’s ability to estimate the ultimate value of claims. The top half of the table below illustrates how the Group’s estimate of total claims outstanding for each accident year has changed at successive year ends. The bottom half of the table reconciles the cumulative claims to the amount appearing in the balance sheet. The accident year basis is considered the most appropriate for the business written by the Group.

34 Liabilities arising from insurance contracts and participating investment contracts (continued)

Non-life insurance all risks – gross

Accident year	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	Total £m

Estimate of ultimate claims costs:
– at end of accident year	195	242	234	227	211	1,109
– one year later	177	230	220	209	—
– two years later	184	228	223	—	—
– three years later	181	224	—	—	—
– four years later	179	—	—	—	—

Current estimate of cumulative claims	179	224	223	209	211	1,046
Cumulative payments to date	(172)	(221)	(206)	(192)	(123)	(914)

Liability recognised in the balance sheet	7	3	17	17	88	132

Liability in respect of prior years						6

Total liability included in the balance sheet						138

The liability of £138 million shown in the above table excludes £9 million of unallocated claims handling expenses.

35 Liabilities arising from non-participating investment contracts

	2005 £m	2004 £m

Gross unit-linked investment contracts (non-participating)	21,839

Reinsurance (included in other assets)	(33)

	21,806

The movement in liabilities arising from gross non-participating investment contracts may be analysed as follows:

£m

At 31 December 2004
Adjustments to reflect the implementation of IAS 32, IAS 39 and IFRS 4	16,361

At 1 January 2005	16,361
New business	3,413
Changes in existing business	2,065

At 31 December 2005	21,839

36 Unallocated surplus within insurance businesses

The movement in the unallocated surplus within long-term insurance business over the year can be analysed as follows:

£m

At 31 December 2004	1,362
Adjustments to reflect the implementation of IAS 39 and FRS 27	(936)

At 1 January 2005	426
Change in unallocated surplus recognised in the income statement	92

At 31 December 2005	518

37 Other liabilities

	2005 £m	2004 £m

Settlement balances	779	134
Unitholders’ interest in OEICs	3,296	2,680
Derivative financial instruments (see note 17)		5,943
Other creditors and accruals	5,768	5,700

	9,843	14,457

38 Retirement benefit obligations

Amounts recognised in the balance sheet:

	2005 £m	2004 £m

Pension schemes	2,809	2,981
Other post-retirement benefit schemes	101	94

	2,910	3,075

Pension schemes

Defined benefit schemes

The Group has established a number of defined benefit pension schemes in the UK and overseas. The majority of the Group’s employees are members of the defined benefit sections of the Lloyds TSB Group Pension Schemes No’s 1 and 2. These are funded schemes providing retirement benefits calculated as a percentage of final salary depending upon the length of service; the minimum retirement age under the rules of the schemes is 50.

The latest full valuations of the schemes were carried out as at 30 June 2005; these have been updated to 31 December 2005 by qualified independent actuaries. The last full valuations of other group schemes were carried out on a number of different dates; these have been updated to 31 December 2005 by qualified independent actuaries or, in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows.

The principal financial assumptions used in the scheme valuations were as follows:

	2005%	2004%

Rate of inflation	2.70	2.60
Rate of salary increases	3.98	4.14
Rate of increase for pensions in payment and deferred pensions	2.50	2.60
Discount rate	4.80	5.30

The mortality assumptions used in the scheme valuations were based on the experience of the relevant schemes. The mortality assumptions used in the valuations of the Group’s principal schemes are illustrated by the following years of life expectancy in retirement:

	31 December 2005 Years	31 December 2004 Years

Life expectancy for member aged 60, on the valuation date
– Men	25.6	24.7
– Women	27.6	26.8
Life expectancy for member aged 60, 15 years after the valuation date
– Men	26.8	25.7
– Women	28.7	27.8

The amounts recognised in the balance sheet are as follows:

	2005 £m	2004 £m

Present value of scheme liabilities	17,320	14,866
Fair value of scheme assets	(14,026)	(11,648)

	3,294	3,218
Unrecognised actuarial losses	(485)	(237)

	2,809	2,981

38 Retirement benefit obligations (continued)

The allocation of the assets of the Group’s defined benefit schemes was as follows:

	2005 £m	2004 £m

Market values of scheme assets:
Equities	9,021	8,032
UK fixed interest gilts	946	550
UK index linked gilts	920	561
Sterling non-government bonds	1,415	938
Property	1,185	959
Cash	539	608

Total fair value of scheme assets	14,026	11,648

The movements in the net amount recognised in the balance sheet are as follows:

	2005 £m	2004 £m

At 1 January	2,981	3,080
Exchange and other adjustments	4	2
Net charge to the income statement	243	268
Contributions paid	(419)	(369)

At 31 December	2,809	2,981

The amounts recognised in the income statement are as follows:

	2005 £m	2004 £m

Current service cost	292	280
Interest cost	775	728
Expected return on scheme assets	(839)	(757)
Past service cost	15	17

	243	268

The actual return on scheme assets was £2,377 million (2004: £1,119 million).

The expected return on scheme assets has been calculated using the following assumptions:

	2005%	2004%

Equities	8.2	8.1
UK fixed interest gilts	4.6	4.8
UK index linked gilts	4.3	4.4
Sterling non-government bonds	5.3	5.4
Property	6.9	7.1
Cash	3.6	3.5

The expected return on scheme assets in 2006 will be calculated using the following assumptions:

2006%

Equities	8.0
UK fixed interest gilts	4.1
UK index linked gilts	3.9
Sterling non-government bonds	4.8
Property	6.4
Cash	3.7

Defined contribution schemes

The Group operates a number of defined contribution pension schemes in the UK and overseas, principally the defined contribution sections of the Lloyds TSB Group Pension Schemes No’s 1 and 2.

During the year ended 31 December 2005 the charge to the income statement in respect of these schemes was £49 million (2004: £32 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

Other post-retirement benefit schemes

The Group operates a number of schemes which provide post-retirement healthcare benefits to certain employees, retired employees and their dependent relatives. The principal scheme relates to former Lloyds Bank staff and under this scheme the Group has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependents) who retired prior to 1 January 1996. The Group has entered into an insurance contract to provide these benefits and a provision has been made for the estimated cost of future insurance premiums payable.

38 Retirement benefit obligations (continued)

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2000; this valuation has been updated to 31 December 2005 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.81 per cent (2004: 6.70 per cent).

The movements in the amounts recognised in the balance sheet are as follows:

	2005 £m	2004 £m

At 1 January	94	92
Exchange and other adjustments	(3)	—
Insurance premiums paid	(6)	(5)
Charge for the year	16	7

	101	94

39 Deferred tax liabilities

The movement in the net deferred tax balance is as follows:

	2005 £m	2004 £m

At 1 January	1,704	1,454
Restatement on implementation of IAS 32, IAS 39 and IFRS 4	(779)

At 1 January – restated	925
Disposals	(256)	(23)
Exchange and other adjustments	(2)	4
Income statement charge (note 13)	491	269

Amount charged (credited) to equity:
Available-for-sale financial assets	(2)

Cash flow hedges	1
Share based compensation	(16)	—

Amounts transferred to the income statement:
Available-for-sale financial assets	—

Cash flow hedges	4

At 31 December	1,145	1,704

With effect from 1 January 2005 the Group implemented the requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’. As a result, certain financial assets and liabilities previously valued at amortised cost are now carried at fair value with a consequential adjustment being made to the deferred tax balance. Comparative figures have not been restated.

The deferred tax charge in the income statement comprises the following temporary differences:

	2005 £m	2004 £m

Accelerated capital allowances	59	80
Pensions and other post-retirement benefits	44	37
Investment reserve	—	96
Allowances for impairment losses (provisions for bad and doubtful debts in 2004)	23	48
Unrealised gains	279	40
Tax on value of in-force business	64	(18)
Other temporary differences	22	(14)

	491	269

39 Deferred tax liabilities (continued)

Deferred tax assets and liabilities are comprised as follows:

	2005 £m	2004 £m

Deferred tax assets:
Pensions and other post-retirement benefits	(873)	(917)
Allowances for impairment losses (provisions for bad and doubtful debts in 2004)	(165)	(84)
Other provisions	(31)	(64)
Derivatives	(164)	—
Tax losses carried forward	(322)	(372)
Other temporary differences	(270)	(187)

	(1,825)	(1,624)

	2005 £m	2004 £m

Deferred tax liabilities:
Accelerated capital allowances	1,358	1,555
Investment reserve	90	90
Unrealised gains	338	59
Tax on value of in-force business	934	1,450
Other temporary differences	250	174

	2,970	3,328

Deferred tax assets

Deferred tax assets are recognised for tax losses and tax credit carry forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

Deferred tax assets of £526 million (2004: £527 million) have not been recognised in respect of capital losses carried forward as there are no predicted future capital profits. Capital losses can be carried forward indefinitely.

In addition, deferred tax assets have not been recognised in respect of Eligible Unrelieved Foreign Tax (‘EUFT’) and other foreign tax credits carried forward as at 31 December 2005 of £88 million (2004: £32 million), as there are no predicted future taxable profits against which the unrelieved foreign tax credits can be utilised. EUFT can be carried forward indefinitely.

Deferred tax liabilities

Deferred tax liabilities have not been recognised for tax that may be payable if earnings of certain subsidiaries were remitted to the UK. Such amounts are either permanently reinvested or can be remitted free of tax. Unremitted earnings totalled £609 million (2004: £639 million).

Future transfers from Scottish Widows plc’s long-term business funds to its Shareholder Fund will be subject to a shareholder tax charge. Under IAS 12, no provision is required to be made to the extent that the timing of such transfers is under Scottish Widows plc’s control. Accordingly, deferred tax liabilities of £110 million (2004: £230 million) have not been recognised.

40 Other provisions

	Provisions for contingent liabilities and commitments £m	Customer remediation provisions £m	Vacant leasehold property and other £m	Total £m

At 31 December 2004	—	121	90	211
Adjustments to reflect the implementation of IAS 32, IAS 39 and IFRS 4	49	—	10	59

At 1 January 2005	49	121	100	270
Exchange and other adjustments	—	—	24	24
Reclassifications	(12)	—	—	(12)
Provisions applied	(1)	(77)	(16)	(94)
Charge (credit) for the year	(3)	150	33	180

At 31 December 2005	33	194	141	368

Provisions for contingent liabilities and commitments

Provisions are held in cases where the Group is irrevocably committed to provide additional funds, but where there is doubt as to the potential borrower’s ability to meet its repayment obligations.

Customer remediation provisions

The Group establishes provisions for the estimated cost of making redress payments to customers in respect of past product sales, in those cases where the original sales processes are found to be deficient. During 2005 management have reviewed the adequacy of the provisions held having regard to current complaint volumes and the level of payments being made and as a result an additional charge of £150 million (2004: £112 million) has been made.

At 31 December 2005 the provisions held mainly related to past sales of mortgage endowment policies. Mortgage endowments were sold to customers through the branch network of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester, and underwritten by life assurance companies within the Group and also by third parties. The principal assumptions that have been made in the calculation of the provision relate to the number of cases that are likely to require redress and the estimated average cost per case. The ultimate cost and timing of the payments remains highly uncertain and will be influenced by external factors beyond the control of management, such as regulatory actions, media interest and the performance of the financial markets. However, it is expected that the majority of the expenditure will be incurred over the next two years.

Vacant leasehold property and other

Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income and the possibility of disposing of the Group’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on an annual basis and will normally run off over the period of under-recovery of the leases concerned, currently averaging four years; where a property is disposed of earlier than anticipated, any remaining balance in the provision relating to that property is released.

The Group also carries provisions in respect of its obligations relating to UIC Insurance Company Limited (‘UIC’), which is in liquidation. The Group has indemnified a third party against losses in the event that UIC does not honour its obligations under a reinsurance contract, which is subject to asbestosis and pollution claims in the US. The ultimate cost of settling the Group’s exposure in respect of the insurance business of UIC and the timing remains uncertain. The provision held represents management’s current best estimate of the cost after having regard to the financial condition of UIC and actuarial estimates of future claims.

41 Subordinated liabilities

	Note	2005 £m	2004 £m

Undated subordinated loan capital*
Primary Capital Undated Floating Rate Notes:	a
Series 1 (US$750 million)		436	389
Series 2 (US$500 million)		291	259
Series 3 (US$600 million)		349	311
11 3/4% Perpetual Subordinated Bonds (£100 million)		100	100
6.625% Perpetual Capital Securities (€750 million) callable 2006	b	518	526
6.90% Perpetual Capital Securities callable 2007 (US$1,000 million)	c	553	512
5 5/8% Undated Subordinated Step-up Notes callable 2009 (€1,250 million)	g	892	877
Undated Step-up Floating Rate Notes callable 2009 (€150 million)	a	103	105
6 5/8% Undated Subordinated Step-up Notes callable 2010 (£410 million)	f	407	407
Euro Step-up Non-Voting Non-Cumulative Preferred Securities callable 2012 (€430 million)	i,k	337
6.35% Step-up Perpetual Capital Securities callable 2013 (€500 million)	b,g	371	350
5.125% Step-up Perpetual Subordinated Notes callable 2015 (£560 million)	d,l	553	—
5.57% Undated Subordinated Step-up Coupon Notes callable 2015 (¥20,000 million)	h	127	101
Sterling Step-up Non-Voting Non-Cumulative Preferred Securities callable 2015 (£250 million)	j,k	248
5.125% Undated Subordinated Step-up Notes callable 2016 (£500 million)		501	497
4.385% Step-up Perpetual Capital Securities callable 2017 (€750 million)	b,g,l	522	—
6 1/2% Undated Subordinated Step-up Notes callable 2019 (£270 million)	f	269	267
8% Undated Subordinated Step-up Notes callable 2023 (£200 million)	f	202	199
6 1/2% Undated Subordinated Step-up Notes callable 2029 (£450 million)	f	457	455
6% Undated Subordinated Step-up Guaranteed Bonds callable 2032 (£500 million)	f	497	497
		7,733	5,852
Dated subordinated loan capital
8 1/2% Subordinated Bonds 2006 (£250 million)		250	250
7 3/4% Subordinated Bonds 2007 (£300 million)		300	299
5 1/4% Subordinated Notes 2008 (DM 750 million)		274	270
10 5/8% Guaranteed Subordinated Loan Stock 2008 (£100 million)	e	100	100
9 1/2% Subordinated Bonds 2009 (£100 million)		99	100
6 1/4% Subordinated Notes 2010 (€400 million)		303	281
Subordinated Floating Rate Notes 2010 (US$400 million)	a	—	207
12% Guaranteed Subordinated Bonds 2011 (£100 million)	e	100	100
9 1/8% Subordinated Bonds 2011 (£100 million)		149	149
4 3/4% Subordinated Notes 2011 (€850 million)		597	582
5 7/8% Subordinated Guaranteed Bonds 2014 (€750 million)		606	462
5 7/8% Subordinated Notes 2014 (£150 million)		148	148
6 5/8% Subordinated Notes 2015 (£350 million)		345	345
Subordinated Step-up Floating Rate Notes 2016 callable 2011 (£300 million)	a,l	300	—
Subordinated Step-up Floating Rate Notes 2016 callable 2011 (€500 million)	a	343	353
Subordinated Floating Rate Notes 2020 (€100 million)	a	68	70
5.75% Subordinated Step-up Notes 2025 callable 2020 (£350 million)		346	346
9 5/8% Subordinated Bonds 2023 (£300 million)		341	338
		4,669	4,400

Total subordinated loan capital		12,402	10,252

These liabilities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer.

*

In certain circumstances, these notes, bonds and securities would acquire the characteristics of preference share capital. Any repayments of undated loan capital would require the prior consent of the Financial Services Authority. They are accounted for as liabilities as coupon payments are mandatory as a consequence of the terms of certain preference shares.

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

41 Subordinated liabilities (continued)

c)

In certain circumstances the interest payments on these securities can be deferred although in this case neither Lloyds TSB Bank plc nor Lloyds TSB Group plc can declare or pay a dividend until payments are resumed. Any deferred payments will be made good on redemption of the securities. The securities can be redeemed at par at the option of Lloyds TSB Bank plc on or after 22 November 2007.

d)

In certain circumstances the interest payments on these securities can be deferred although in this case Scottish Widows plc cannot declare or pay a dividend until any deferred payments have been made.

e)	Issued by a group undertaking under the Company’s subordinated guarantee.

f)	At the callable date the coupon on these notes will be reset by reference to the applicable five year benchmark gilt rate.

g)	In the event that these notes are not redeemed at the callable date, the coupon will be reset to a floating rate.

h)	In the event that these notes are not redeemed at the callable date, the coupon will be reset to a fixed margin over the then five year Yen swap rate.

i)

These securities constitute limited partnership interests in Lloyds TSB Capital 1 L.P., a Jersey limited partnership in which Lloyds TSB (General Partner) Limited, a wholly owned subsidiary, is the general partner. Non-cumulative income distributions accrue at a fixed rate of 7.375 per cent per annum up to 7 February 2012; thereafter they will accrue at a rate of 2.33 per cent above EURIBOR, to be set annually. This issue was made under the limited subordinated guarantee of Lloyds TSB Bank plc. In certain circumstances these preferred securities will be mandatorily exchanged for preference shares in Lloyds TSB Group plc. Lloyds TSB Group plc has entered into an agreement whereby dividends may only be paid on its ordinary shares if sufficient distributable profits are available for distributions due in the financial year on these preferred securities.

j)

These securities constitute limited partnership interests in Lloyds TSB Capital 2 L.P., a Jersey limited partnership in which Lloyds TSB (General Partner) Limited, a wholly owned subsidiary, is the general partner. Non-cumulative income distributions accrue at a fixed rate of 7.834 per cent per annum up to 7 February 2015; thereafter they will accrue at a rate of 3.50 per cent above a rate based on the yield of specified UK government stock. This issue was made under the limited subordinated guarantee of Lloyds TSB Bank plc. In certain circumstances these preferred securities will be mandatorily exchanged for preference shares in Lloyds TSB Group plc. Lloyds TSB Group plc has entered into an agreement whereby dividends may only be paid on its ordinary shares if sufficient distributable profits are available for distributions due in the financial year on these preferred securities.

k)	At 31 December 2004, prior to the implementation of the prospective standards IAS 32 and IAS 39 from 1 January 2005, these instruments were classified as minority interests (see note 48).

l)	Issued during 2005 primarily to finance the general business of the Group.

42 Share capital

	2005	2004

Authorised:

Sterling	£m	£m
6,911 million Ordinary shares of 25p each	1,728	1,728
79 million Limited voting ordinary shares of 25p each	20	20
175 million Preference shares of 25p each*		44

	1,748	1,792

US dollars		US$m
160 million Preference shares of US$25 cents each*		40

Euro		€m
160 million Preference shares of €25 cents each*		40

Japanese yen		¥m
50 million Preference shares of ¥25 each*		1,250

*

On 1 January 2005, following implementation of IAS 32 and IAS 39, these authorised preference shares were reclassified so that, should any be issued, they would be included within liabilities; no such preference shares were issued in 2005.

42 Share capital (continued)

	2005 Number of shares	2004 Number of shares	2005 £m	2004 £m

Issued and fully paid:
Ordinary shares of 25p each
At 1 January	5,596,397,111	5,593,737,422	1,399	1,398
Issued under employee share schemes	6,216,489	2,659,689	1	1

At 31 December	5,602,613,600	5,596,397,111	1,400	1,399
Limited voting ordinary shares of 25p each
At 1 January and 31 December	78,947,368	78,947,368	20	20

			1,420	1,419

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

During 2004 the directors approved the allotment at par of 400 6 per cent non-cumulative redeemable preference shares of 25p each. The shares, which are redeemable at the option of the Company at any time, carry the rights to a fixed rate non-cumulative preferential dividend at a rate of 6 per cent per annum; no dividend shall be payable in the event that the directors determine that prudent capital ratios would not be maintained if the dividend were paid. Upon winding up, the shares rank equally with any other preference shares issued by the Company. With effect from 1 January 2005, following the implementation of IAS 39, these instruments have been reclassified as debt.

43 Share premium account

	2005 £m	2004 £m

At 1 January	1,145	1,136
Premium arising on issue of shares under share option schemes	25	9

At 31 December	1,170	1,145

44 Other reserves
	2005 £m	2004 £m

Other reserves comprise:
Merger reserve	343	343
Revaluation reserve in respect of available-for-sale financial assets	29

Cash flow hedging reserve	11

	383	343

Movements in other reserves were as follows:

Merger reserve
At 1 January and 31 December	343	343

The merger reserve arose on the combination of Lloyds Bank Plc and TSB Group plc in 1995, as permitted by UK GAAP at the time. In accordance with the transitional provisions of IFRS 1, the accounting treatment of this combination was not revisited when the Lloyds TSB Group adopted International Financial Reporting Standards on 1 January 2004.

44 Other reserves (continued)

2005 £m

Revaluation reserve in respect of available-for-sale financial assets
At 1 January 2005 (following implementation of IAS 32 and IAS 39)	28
Exchange and other adjustments	(7)
Change in fair value of available-for-sale financial assets	11
Deferred tax thereon	2
13

Transfer to income statement
Disposal	(5)
Deferred tax thereon	—
(5)

At 31 December 2005	29

2005
£m

Cash flow hedging reserve
At 1 January 2005 (following implementation of IAS 32 and IAS 39)	—
Change in fair value of hedging derivatives	4
Deferred tax thereon	(1)
3
Transfer to income statement	12
Deferred tax thereon	(4)
8

At 31 December 2005	11

45 Retained profits

	2005 £m	2004 £m

At 1 January	8,140	7,646
Restatement on implementation of IAS 32, IAS 39 and IFRS 4	(1,586)

At 1 January – restated	6,554
Currency translation differences	24	(12)
Profit for the year	2,493	2,392
Dividends	(1,914)	(1,913)
Purchase/sale of treasury shares	18	8
Employee share option schemes – value of employee services	47	19

At 31 December	7,222	8,140

Retained profits are stated after deducting £73 million (2004: £94 million) representing 14 million (2004: 18 million) treasury shares held.

The movements over the year in the cumulative amount of foreign exchange differences taken directly to retained profits are as follows:

2005 £m

At 1 January 2005	(12)
Currency translation differences arising in the year	24

At 31 December 2005	12

46 Ordinary dividends

	2005 Pence per share	2004 Pence per share	2005 £m	2004 £m

The dividends paid in the year were as follows:
Final dividend in respect of preceding year	23.5	23.5	1,315	1,314
Interim dividend	10.7	10.7	599	599

	34.2	34.2	1,914	1,913

The directors have proposed a final dividend of 23.5 pence per share (2004: 23.5 pence per share) representing a total cost of £1,316 million (2004: 1,315 million) which will be paid on 3 May 2006.

47 Share based payments

During the year ended 31 December 2005 the Group operated the following share based payment schemes, all of which are equity settled.

Executive schemes

The Executive share option schemes are long-term incentive schemes and are available to certain senior executives of the Group, with grants usually made annually. Options are granted within limits set by the rules of the schemes. These limits relate to the number of shares under option and the price payable on the exercise of options. In 2005, options were granted without a performance multiplier and the maximum limit for the grant of options in normal circumstances was three times annual salary. Between April 2001 and August 2004, the aggregate value of the award based upon the market price at the date of grant could not exceed four times the executive’s annual remuneration and, normally, the limit for the grant of options to an executive in any one year would be equal to 1.5 times annual salary with a maximum performance multiplier of 3.5. Prior to 18 April 2001, the normal limit was equal to one year’s remuneration and no performance multiplier was applied.

Performance conditions for executive options

For options granted up to March 2001

Options granted	Performance conditions

Prior to March 1996	None

March 1996	Growth in earnings per share which is equal to the aggregate percentage change in the Retail Price Index plus two percentage points for each complete year of the relevant period.

March 1997 – August 1999

As for March 1996, plus a further condition that Lloyds TSB Group plc’s ranking based on shareholder return (calculated by reference to both dividends and growth in share price) over the relevant period should be in the top fifty companies of the FTSE 100.

March 2000 – March 2001

As for March 1997 – August 1999 except that there must have been growth in the earnings per share equal to the change in the Retail Price Index plus three percentage points for each complete year of the relevant period.

In respect of options granted between March 1996 and March 2001, the relevant period for the performance conditions begins at the end of the financial year preceding the date of grant and will continue until the end of the third subsequent year following commencement or, if not met, the end of such later year in which the conditions are met. Once the conditions have been satisfied the options will remain exercisable without further conditions. If they are not satisfied by the tenth anniversary of the grant the option will lapse.

For options granted from August 2001 to August 2004

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

To meet the performance conditions, the Group’s ranking against the comparator group must be at least ninth. The full grant of options will only become exercisable if the Group is ranked first. A performance multiplier (of between nil and 100 per cent) will be applied below this level to calculate the number of shares in respect of which options granted to executive directors will become exercisable, and will be calculated on a sliding scale. If Lloyds TSB Group plc is ranked below median the options will not be exercisable.

Options granted to senior executives other than executive directors are not so highly leveraged and as a result, different performance multipliers are applied to their options. For the majority of executives, options are granted with the performance condition but no performance multiplier.

For options granted in 2005

The same conditions apply as for grants made up to August 2004, except that:

–

the performance condition is linked to the performance of Lloyds TSB Group plc’s total shareholder return (calculated by reference to both dividends and growth in share price) against a comparator group of 15 companies including Lloyds TSB Group plc;

–	if the performance condition has not been met at the end of the third subsequent year, the options will lapse; and

47 Share based payments (continued)

–

the full grant of options becomes exercisable only if the Group is ranked in the top four places of the comparator group. A sliding scale applies between fourth and eighth positions. If Lloyds TSB Group is ranked below the median (ninth or below) the options will not be exercisable and will lapse.

Movements in the number of share options outstanding under the Executive share option schemes during 2005 are set out below:

	2005 Number of options	2005 Weighted average exercise price (pence)	2004 Number of options	2004 Weighted average exercise price (pence)

Outstanding at 1 January	39,289,430	515.95	33,141,522	557.80
Granted	10,869,357	474.23	12,998,345	418.67
Exercised	(202,708)	273.37	(474,028)	218.95
Forfeited	(5,978,668)	673.41	(6,376,409)	557.24

Outstanding at 31 December	43,977,411	485.35	39,289,430	515.95

Exercisable at 31 December	1,430,218	685.23	1,949,426	650.12

The weighted average share price at the time that the options were exercised during 2005 was 490.15 pence (2004: 423.80 pence). The weighted average remaining contractual life of options outstanding at the end of the year was 7.4 years (2004: 7.7 years).

Save-As-You-Earn schemes

Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) schemes to save up to £250 per month and, at the expiry of a fixed term of three or five years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a price equal to 80 per cent of the market price at the date the options were granted. Grants in periods up to 31 December 2001 also had options exercising after seven years.

Movements in the number of share options outstanding under the Save-As-You-Earn schemes are set out below:

	2005 Number of options	2005 Weighted average exercise price (pence)	2004 Number of options	2004 Weighted average exercise price (pence)

Outstanding at 1 January	122,115,907	321.71	124,683,429	335.85
Granted	9,610,466	380.00	16,225,108	322.90
Exercised	(6,086,150)	418.80	(1,280,773)	354.59
Forfeited	(4,404,042)	315.36	(2,993,735)	332.84
Cancelled	(3,722,135)	415.76	(7,640,996)	383.71
Expired	(3,054,572)	488.49	(6,877,126)	501.03

Outstanding at 31 December	114,459,474	314.17	122,115,907	321.71

Exercisable at 31 December	2,153,227	497.86	1,308,580	620.34

The weighted average share price at the time that the options were exercised during 2005 was 465.51 pence (2004: 427.55 pence). The weighted average remaining contractual life of options outstanding at the end of the year was 2.2 years (2004: 2.9 years).

Other share option plans

Lloyds TSB Group plc Share Retention Plan

In 2001, the Group adopted the Lloyds TSB Group plc Share Retention Plan. Options granted under this scheme are not subject to any conditions other than to remain employed by the Group for three years.

2005 Number of options

Outstanding at 1 January	216,763
Exercised	(216,763)

Outstanding at 31 December	—

47 Share based payments (continued)

The weighted average remaining vesting period as at 31 December 2005 was nil (2004: nil). No options were exercisable at 31 December 2005.

Lloyds TSB Group plc Share Plan 2003

In 2003, the Group adopted the Lloyds TSB Group plc Share Plan 2003. Options granted under this scheme were not subject to any performance conditions. An option was granted in 2003 specifically to facilitate the recruitment of one executive director; this option had a total exercise price of £1, and would have been exercisable in the six month period beginning 31 December 2005; however this option lapsed during 2004 following the executive director’s resignation.

2004 Number of options

Outstanding at 1 January	331,125
Lapsed during the year	(331,125)

Outstanding at 31 December	—

Lloyds TSB Group Executive Share Plan 2003

The plan was adopted in December 2003 and under the plan share options may be granted to senior employees, who may also be directors of Lloyds TSB Group. Options granted to date under this scheme were granted specifically to facilitate recruitment. Options granted under this plan are not subject to any performance conditions.

	2005 Number of options	2005 Weighted average exercise price (pence)	2004 Number of options	2004 Weighted average exercise price (pence)

Outstanding at 1 January	206,647	Nil	—	—
Granted during the year	62,271	Nil	206,647	Nil

Outstanding at 31 December	268,918	Nil	206,647	Nil

The weighted average fair value of options granted in the year was £4.18 (2004: £3.69). No options outstanding at 31 December were exercisable. The weighted average remaining contractual life of options outstanding at the end of the year was 1.9 years (2004: 3.0 years).

Lloyds TSB Group executive share plan 2005

This plan was adopted by the Group in 2005, specifically to facilitate the recruitment of Ms Dial. Ms Dial is the only participant in the plan. Options granted under this plan are not subject to any performance conditions and will normally become exercisable only if Ms Dial remains as an employee, and has not given notice of resignation, on 31 May 2008. The option will also be exercisable if Ms Dial ceases to be an employee before that date in certain circumstances described in her service agreement, in which case the options will be exercisable for six months and then lapse.

	2005 Number of options	2005 Weighted average exercise price (pence)

Outstanding at 1 January	—	—
Granted during the year	242,825	Nil

Outstanding at 31 December	242,825	Nil

The weighted average fair value of options granted in the year was £3.63. No options outstanding at 31 December were exercisable. The weighted average remaining contractual life of options outstanding at the end of the year was 2.4 years.

47 Share based payments (continued)

Performance share plan

Under the performance share plan, introduced during 2005, executive directors will be eligible for an award of free shares, known as performance shares, to match the bonus shares awarded as part of their 2004 bonus. The maximum match will be two performance shares for each bonus share, awarded at the end of a three year period. The actual number of shares awarded will depend on the Group’s TSR performance measured over a three year period, compared to other companies in the comparator group. The maximum of two performance shares for each bonus share will be awarded only if the Group’s TSR performance places it first in the comparator group; one performance share for each bonus share will be granted if the Group is placed fifth; and one performance share for every two bonus shares if the Group is placed eighth (median). Between first and fifth, and fifth and eighth, sliding scales will apply. If the TSR performance is below median, no performance shares will be awarded. There will be no retest. Whilst income tax is deducted from the bonus before deferral into the plan, where a match of performance shares is justified, these shares will be awarded as if income tax had not been deducted.

2005 Number of shares

Outstanding at 1 January	—
Granted during the year	854,116
Forfeited	(27,678)

Outstanding at 31 December	826,438

The fair value of the matching element of the performance shares awarded during 2005 was £1.78.

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and number of options outstanding for the option schemes were as follows:

	Executive schemes			SAYE schemes			Other share option plans
31 December 2005	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

Exercise price range
£0 to £2	—	—	—	—	—	—	Nil	2.2	511,743
£2 to £3	—	—	—	284.00	2.0	78,553,860	—	—	—
£3 to £4	393.33	7.1	10,112,857	346.71	3.1	28,535,928	—	—	—
£4 to £5	444.04	8.6	24,177,788	469.50	1.4	3,415,737	—	—	—
£5 to £6	542.22	3.7	2,320,524	544.77	1.1	3,821,055	—	—	—
£6 to £7	652.79	5.1	1,823,756	632.00	0.2	95,572	—	—	—
£7 to £8	715.04	6.2	4,111,758	720.20	1.0	37,322	—	—	—
£8 to £9	868.08	2.8	1,430,728	—	—	—	—	—	—

	Executive schemes			SAYE schemes			Other share option plans
31 December 2004	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

Exercise price range
£0 to £2	—	—	—	—	—	—	Nil	2.5	206,647
£2 to £3	245.01	0.2	127,058	284.00	3.0	83,117,427	—	—	—
£3 to £4	392.82	8.0	10,386,979	330.51	3.7	21,992,866	—	—	—
£4 to £5	419.89	9.2	13,813,324	452.21	1.4	10,674,528	—	—	—
£5 to £6	541.65	4.6	2,767,256	554.84	1.6	5,849,754	—	—	—
£6 to £7	665.06	6.3	3,063,872	632.00	1.2	105,995	—	—	—
£7 to £8	717.64	7.1	7,392,741	723.79	0.5	375,337	—	—	—
£8 to £9	873.34	3.7	1,738,200	—	—	—	—	—	—

47 Share based payments (continued)

The weighted average fair value of options granted during the year was £0.67 (2004: £0.47) for executive options and £0.98 (2004: £0.92) for Save-As-You-Earn options. The values for executive options have been determined using a binomial model that uses a stochastic projection model to determine the effect of the market based conditions. The values for the SAYE options have been determined using a standard Black-Scholes model. The fair value calculations are based on the following assumptions:

	Executive	SAYE	Other share option plans

Risk-free interest rate	4.73%	4.61%	4.41%
Expected life	4.8 years	4.1 years	2.8 years
Expected volatility	33%	30%	28%
Expected dividend yield	7.0%	7.4%	7.3%
Weighted average share price	£4.74	£4.76	£4.59
Weighted average exercise price	£4.74	£3.80	Nil
Expected forfeitures	5%	9%	5%

Expected volatility is a measure of the amount by which the Group’s shares are expected to fluctuate during the life of an option. The expected volatility is estimated based on the historical volatility of the closing daily share price over the most recent period that is commensurate with the expected life of the option. The historical volatility is compared to the implied volatility generated from market traded options in the Group’s shares to assess the reasonableness of the historical volatility and adjustments made where appropriate.

Share incentive plan

Free shares

An award of shares may be made annually to employees based on a percentage of the employees’ salary in the preceding year up to maximum of £3,000. The percentage is normally announced concurrently with the Group’s annual results and the price of the shares awarded is announced at the time of grant. The shares awarded are held in trust for a mandatory period of three years on the employees’ behalf. The award is subject to a non-market based condition: if an employee leaves the Group within this three year period for other than a ‘good’ reason, a portion of the shares awarded will be forfeited (75 per cent within one year of the award, 50 per cent within two years and 25 per cent within three years).

Matching shares

The Group undertakes to match shares purchased by employees up to the value of £30 per month, these shares are held in trust for a mandatory period of three years on the employees’ behalf. The award is subject to a non-market based condition; if an employee leaves within this three year period for other than a ‘good’ reason or the accompanying partnership shares are sold within that time, 100 per cent of the matching shares are forfeited (or the portion relating to the shares sold).

The number of shares awarded relating to free shares in 2005 was 8,748,521 (2004: 8,903,125), with an average fair value of £4.57 (2004: £4.27), based on the market price at the date of award. The number of shares awarded relating to matching shares in 2005 was 2,296,575 (2004: 2,431,305), with an average fair value of £4.73 (2004: £4.28), based on market prices at the date of award.

Charge to the income statement

The charge to the income statement is set out below:

	2005 £m	2004 £m

Options granted in the year	4	3
Options granted in prior years	27	27
Shares granted in the year	24	19
Shares granted in prior years	21	16

	76	65

48 Minority interests

Minority interests comprise:

	2005	2004
	£m	£m

Euro Step-up Non-voting Non-cumulative Preferred Securities callable 2012 (€430 million)*		302

Sterling Step-up Non-voting Non-cumulative Preferred Securities callable 2015**		248

Capital instruments†		550
Other minority interests (note 53d)	435	81

	435	631

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

…	Following the implementation of IAS 32 and IAS 39 on 1 January 2005, these securities are now classified as subordinated loan capital (see note 41).

49 Related party transactions

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, which for the Group is the group executive committee of Lloyds TSB Group plc together with its non-executive directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2005 £m	2004 £m

Compensation
Salaries and other short-term benefits	11	10
Post-employment benefits	3	3
Termination benefits	—	1
Share based payments	2	2

Total	16	16

	2005 million	2004 million

Share options
At 1 January	12	10
Granted (including options of appointed directors)	3	5
Exercised/lapsed (including options of retired directors)	(3)	(3)

At 31 December	12	12

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2005 £m	2004 £m

Loans
At 1 January	3	3
Advanced	1	1
Interest	—	—
Repayments	(1)	(1)

At 31 December	3	3

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 4.6 per cent and 17.9 per cent in 2005 (2004: 5.4 per cent and 17.9 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2004: nil).

49 Related party transactions (continued)

	2005 £m	2004 £m

Deposits
At 1 January	2	2
Placed	22	5
Interest	—	—
Withdrawn	(19)	(5)

At 31 December	5	2

Deposits placed by key management personnel attracted interest rates of up to 4.5 per cent (2004: 4.8 per cent).

At 31 December 2005, the Group provided guarantees totalling £19,744 in respect of one director (2004: nil).

At 31 December 2005, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £3 million with seven directors and their connected persons (2004: £3 million with four directors and their connected persons).

Subsidiaries

Details of the principal subsidiaries are given in note 7 to the parent company financial statements. In accordance with IAS 27 transactions and balances with subsidiaries that have been eliminated on consolidation are not reported.

Other related party disclosures

At 31 December 2005, the Group’s pension funds had call deposits with Lloyds TSB Bank plc amounting to £14 million (2004: £14 million).

The Group manages 86 (2004: 76) Open Ended Investment Companies (‘OEICs’), and of these 36 (2004: 47) are consolidated. The Group invested £345 million (2004: £131 million) and redeemed £265 million (2004: £164 million) in the unconsolidated OEICs during the year and had investments, at fair value, of £2,074 million (2004: £1,415 million) at 31 December. The Group earned fees of £85 million from the unconsolidated OEICs (2004: £78 million). The company held no investments in OEICs at any time during 2004 or 2005.

The Group has a number of venture capital associates that it accounts for at fair value through profit or loss. At 31 December 2005, these companies had total assets of approximately £1,194 million (2004: £1,095 million), total liabilities of approximately £1,072 million (2004: £968 million) and for the year ended 31 December 2005 had turnover of £1,782 million (2004: £1,551 million) and made a net profit of approximately £36 million (2004: £42 million). In addition, the Group has provided £363 million (2004: £335 million) of financing to these companies on which it received £19 million (2004: £13 million) of interest income in the year.

50 Contingent liabilities and commitments

Legal proceedings

During the ordinary course of business the Group is subject to threatened or actual legal proceedings. All material cases are periodically reassessed, with the assistance of external professional advisors where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the balance sheet date.

In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed to properly assess the merits of the case. No provisions are held against such cases, however the Group does not currently expect the final outcome to have a material effect upon the Group’s financial position.

Contingent liabilities and commitments arising from the banking business

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

50 Contingent liabilities and commitments (continued)

Performance bonds and other transaction related contingencies (which include bid or tender bonds, advance payment guarantees, VAT Customs & Excise bonds and standby letters of credit relating to a particular contract or non-financial transaction) are undertakings where the requirement to make payment under the guarantee depends on the outcome of a future event.

Where the guarantees are issued on behalf of customers, Lloyds TSB Group usually holds collateral against the exposure or has a right of recourse to the customer.

Lloyds TSB Group’s maximum exposure to loss is represented by the contractual nominal amount detailed in the table below. Consideration has not been taken of any possible recoveries from customers for payments made in respect of such guarantees under recourse provisions or from collateral held.

	2005 £m	2004 £m

Contingent liabilities
Acceptances and endorsements	35	71
Guarantees	9,373	6,786
Other:
Other items serving as direct credit substitutes	550	345
Performance bonds and other transaction-related contingencies	1,737	1,324
	2,287	1,669

	11,695	8,526

The contingent liabilities of the Group, as detailed above, arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

Commitments
Documentary credits and other short-term trade-related transactions	283	431
Forward asset purchases and forward deposits placed	277	1,654
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year maturity	55,310	59,085
1 year or over maturity	24,123	20,009

	79,993	81,179

Of the amounts shown above in respect of undrawn formal standby facilities and other commitments to lend £43,094 million (2004: £42,376 million) were irrevocable.

Operating lease commitments

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2005 £m	2004 £m

Not later than 1 year	216	211
Later than 1 year and not later than 5 years	784	783
Later than 5 years	1,016	980

	2,016	1,974

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these are not material. No arrangements have been entered into for contingent rental payments.

Finance lease commitments

Where a Group company is the lessee the future obligations payable under finance leases are as follows:

	2005 £m	2004 £m

Not later than 1 year	1	2
Later than 1 year and not later than 5 years	—	4
Later than 5 years	15	15

	16	21

50 Contingent liabilities and commitments (continued)

Finance lease payments relate to leases of certain premises and equipment. No arrangements have been entered into for contingent rental payments. The fair value of these finance lease obligations approximates their carrying amount at 31 December 2005 and 2004.

Capital commitments

Details of capital commitments are given in note 29.

51 Financial risk management

Strategy in using financial instruments

The Group uses financial instruments (including derivatives) to meet the financial needs of its customers, as part of its trading activities and to reduce its own exposure to fluctuations in interest and exchange rates.

The Group accepts deposits from and makes loans to commercial and retail customers at both fixed and floating rates and for various periods. Such exposures to customers involve both on-balance sheet loans and advances and guarantees and other commitments such as letters of credit and irrevocable commitments.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; and liquidity risk. Information about the Group’s management of these risks is given on pages 36 to 60, with further disclosure provided below.

Interest rate risk

In the Group’s retail banking business interest rate risk arises from the different repricing characteristics of the assets and liabilities. Liabilities are either insensitive to interest rate movements, for example interest free or very low interest customer deposits, or are sensitive to interest rate changes but which bear rates which may be varied at the Group’s discretion and that for competitive reasons generally reflect changes in the Bank of England’s base rate. There are a relatively small volume of deposits whose rate is contractually fixed for periods of up to two years.

Many banking assets are sensitive to interest rate movements; there is a large volume of managed rate assets such as variable rate mortgages which may be considered as a natural offset to the interest rate risk arising from the managed rate liabilities. However a significant proportion of the Group’s lending assets, for example personal loans and mortgages, bear interest rates which are contractually fixed for periods of up to five years or longer.

The interest rate risk arising from the Group’s retail banking activities is managed centrally in part by the use of internal interest rate swaps. For accounting purposes IAS 39 does not permit the use of internal derivatives in hedge relationships and although economically the position is hedged this leads to volatility in the income statement. In response to this the Group has created a function the purpose of which is to establish accounting hedge relationships in order to reduce the volatility arising in the income statement.

The Group establishes two types of hedge accounting relationships; fair value hedges and cash flow hedges. The Group is exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt, and to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The majority of the Group’s hedge accounting relationships are fair value hedges where interest rate swaps are used to hedge the interest rate risk inherent in the fixed rate mortgage portfolio. At 31 December 2005 the aggregate notional principal of interest rate swaps designated as fair value hedges was £39,568 million with a net fair value (liability) of £245 million (see note 17). In addition the Group has a small number of cash flow hedges which are primarily used to hedge the variability in the cost of funding within the wholesale business. These cash flows are expected to occur over the next seven years and will be reported in the income statement as they take place. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2005 was £648 million with a net fair value (liability) of £18 million (see note 17).

51 Financial risk management (continued)

The table below summarises the repricing mismatches of the Group’s financial assets and liabilities. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date.

	1 month or less £m	3 month or less but over 1 month £m	1 year or less but over 3 months £m	5 years or less but over 1 year £m	Over 5 year £m	Non- interest bearing £m	Total £m

As at 31 December 2005
Assets
Trading securities and other financial assets at fair value through profit or loss	1,734	2,418	1,035	3,796	17,886	33,505	60,374
Derivative financial instruments*	—	—	—	—	—	5,878	5,878
Loans and advances to banks	25,107	2,483	2,923	370	57	715	31,655
Loans and advances to customers	72,912	17,048	20,327	51,044	13,594	19	174,944
Available-for-sale financial assets	1,695	8,674	1,221	1,497	1,678	175	14,940
Other assets	195	50	—	—	—	21,718	21,963

Total assets	101,643	30,673	25,506	56,707	33,215	62,010	309,754

Liabilities
Deposits from banks	23,859	4,866	1,472	131	1,070	129	31,527
Customer accounts	112,551	4,901	3,941	4,061	1,413	4,203	131,070
Derivative financial instruments*	—	—	—	—	—	6,396	6,396
Debt securities in issue	13,167	15,640	3,905	1,709	4,925	—	39,346
Liabilities arising from insurance and investment contracts	—	—	—	—	—	62,907	62,907
Other liabilities	50	23	65	1	3,296	12,041	15,476
Subordinated liabilities	2,046	788	503	2,282	6,783	—	12,402

Total liabilities	151,673	26,218	9,886	8,184	17,487	85,676	299,124

Net repricing gap	(50,030)	4,455	15,620	48,523	15,728	(23,666)	10,630

*	Derivative financial instruments which are exposed to interest rate risk are carried in the balance sheet at fair value and for the purposes of this analysis have been treated as non-interest bearing.

	1 month or less £m	3 month or less but over 1 month £m	1 year or less but over 3 months £m	5 years or less but over 1 year £m	Over 5 year £m	Non- interest bearing £m	Total £m

As at 31 December 2004
Assets
Treasury bills and other eligible bills	21	25	41	5	—	—	92
Loans and advances to banks	21,979	5,561	2,984	629	81	614	31,848
Loans and advances to customers	82,251	18,302	13,565	36,681	6,198	(1,679)	155,318
Debt securities and equity shares	1,967	10,788	2,724	6,444	21,643	27,229	70,795
Other assets	234	60	1	3	—	26,071	26,369

Total assets	106,452	34,736	19,315	43,762	27,922	52,235	284,422

Equity and liabilities
Deposits from banks	31,646	5,142	2,521	122	90	202	39,723
Customer accounts	104,026	5,579	2,034	3,676	689	3,807	119,811
Debt securities in issue	10,624	9,484	3,227	1,436	3,999	—	28,770
Liabilities arising from insurance contracts	—	—	—	—	—	53,651	53,651
Other liabilities	180	—	19	1	2,680	17,657	20,537
Subordinated liabilities	921	776	458	1,884	6,213	—	10,252
Equity	—	—	—	—	—	11,678	11,678

Total equity and liabilities	147,397	20,981	8,259	7,119	13,671	86,995	284,422

Off-balance sheet items	—	(13,253)	6,326	9,467	(2,540)	—	—

Interest rate repricing gap	(40,945)	502	17,382	46,110	11,711	(34,760)	—

Cumulative interest rate repricing gap	(40,945)	(40,443)	(23,061)	23,049	34,760	—	—

51 Financial risk management (continued)

Currency risk

Foreign exchange exposures comprise those originating in treasury trading activities and structural foreign exchange exposures, which arise from investment in the Group’s overseas operations.

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to Group Treasury. Group Treasury calculates the associated VaR and the closing, average, maximum and minimum for 2004 and 2005 are disclosed on page 55.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency exchange equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to retained earnings.

The structural position is managed by Lloyds TSB Group Capital Funds having regard to the currency composition of the Group’s risk weighted assets and reported to the group asset and liability committee on a monthly basis. The Group’s main overseas operations are in the Americas and Europe. Details of the Group’s structural foreign currency exposures are as follows:

	2005 £m	2004 £m

Functional currency of Group operations:
Euro	80	82
US dollar	102	114
Swiss franc	56	58
Other non-sterling	183	189

	421	443

Credit risk

At 31 December 2005, the maximum credit risk exposure of the Group in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss is considered to be the instruments’ balance sheet carrying amount or, for non-derivative off-balance sheet transactions, their contractual nominal amounts.

2005 £m

Loans and advances to banks	31,656
Loans and advances to customers	177,016
Deposit amounts available for offset[1]	(6,414)
Impairment losses	(2,073)
200,185
Available for sale debt securities and treasury bills	14,894
Contingent liabilities	11,695
Undrawn irrevocable formal standby facilities, credit lines and other commitments to lend[2]	43,094
Derivative assets, before netting	5,878
Amounts available for offset under master netting arrangements[1]	(3,235)
2,643
Trading securities and other financial assets at fair value through profit or loss	26,869

299,380

[1]

Deposit amount available for offset and amounts available for offset under master netting arrangements do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

[2]	See note 50 – Contingent liabilities and commitments for further information.

Liquidity risk

The Group is exposed to daily calls on its cash resources from current account and other amounts repayable on demand, overnight and other maturing deposits, loan draw-downs and cash-settled derivative instruments.

The Group’s policy requires that each business unit meets its financial obligations as they fall due, that the Group complies with the Financial Services Authority Sterling Stock Liquidity Policy in the UK and that all local regulatory requirements are met.

51 Financial risk management (continued)

A substantial proportion of the customer deposit base is made up of current and savings accounts which, although repayable on demand, have traditionally provided a stable source of funding. During 2005, amounts deposited by customers increased by £11,259 million from £119,811 million at 31 December 2004. These customer deposits are supplemented by the issue of subordinated loan capital and wholesale funding sources in the capital markets, including deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, a Euro Medium-Term Note programme and a commercial paper programme.

The ability to sell assets quickly is also an important source of liquidity for the Group’s banking businesses. The Group holds sizeable balances of marketable debt securities which could be disposed of to provide additional funding should the need arise.

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

Maturities of assets and liabilities

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m

As at 31 December 2005
Assets
Trading securities and other financial assets at fair value through profit or loss	520	818	1,051	6,271	51,714	60,374
Derivative financial instruments	848	617	603	1,906	1,904	5,878
Loans and advances to banks	24,372	1,513	3,955	1,357	458	31,655
Loans and advances to customers	22,999	7,696	10,859	39,132	94,258	174,944
Available-for-sale financial assets	130	1,092	1,839	6,638	5,241	14,940
Other assets	6,284	246	66	154	15,213	21,963

Total assets	55,153	11,982	18,373	55,458	168,788	309,754

Liabilities
Deposits from banks	23,839	4,778	1,710	141	1,059	31,527
Customer accounts	117,410	5,065	3,317	3,773	1,505	131,070
Derivative financial instruments	690	639	799	1,893	2,375	6,396
Debt securities in issue	20,629	8,395	3,887	1,586	4,849	39,346
Liabilities arising from insurance and investment contracts	1,030	359	1,263	9,502	50,753	62,907
Other liabilities	5,602	340	524	265	8,745	15,476
Subordinated liabilities	—	250	—	1,076	11,076	12,402

Total liabilities	169,200	19,826	11,500	18,236	80,362	299,124

Net liquidity gap	(114,047)	(7,844)	6,873	37,222	88,426	10,630

As at 31 December 2004
Total assets	53,988	14,668	15,231	51,495	149,040	284,422
Total liabilities	165,187	16,369	9,609	14,192	67,387	272,744

Net liquidity gap	(111,199)	(1,701)	5,622	37,303	81,653	11,678

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. An unmatched position potentially enhances profitability, but also increases the risk of losses.

Fair values of financial assets and liabilities

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

51 Financial risk management (continued)

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

The valuation technique and fair values for derivative financial instruments are disclosed in note 17; the valuation technique for each other major category of financial instrument is discussed below.

Treasury bills and other eligible bills

Fair value is estimated using market prices, where available.

Trading securities and other financial assets at fair value through profit or loss

Fair value is determined using market prices.

Derivative financial instruments

All derivatives are recognised at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and using valuation techniques, including discounted cashflow and options pricing models, as appropriate. Derivatives are carried in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative.

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

Debt securities and equity shares

Listed investment securities are valued at quoted market prices. Unlisted investment securities are valued based on discounted cash flows, market prices of similar securities and other appropriate valuation techniques. Trading securities are valued using market prices.

Available-for-sale financial assets

Listed securities are valued at quoted mid-market prices. Unlisted securities and other financial assets are valued based on discounted cash flows, market prices of similar instruments and other appropriate valuation techniques.

Investment properties

Fair values represent open-market values determined by an independent, professionally qualified valuer.

Deposits from banks and customer accounts

The fair value of deposits repayable on demand is considered to be equal to their carrying value. The fair value for all other deposits and customer accounts is estimated using discounted cash flows applying either market rates, where applicable, or current rates for deposits of similar remaining maturities.

Debt securities in issue and subordinated liabilities

The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities and for subordinated liabilities is estimated using quoted market prices.

Liabilities arising from non-participating investment contracts

The value of the Group’s non-participating investment contracts, all of which are unit-linked, is contractually linked to the fair values of financial assets within the Group’s unitised investment funds and is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

51 Financial risk management (continued)

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

	Carrying value 2005 £m	Carrying value 2004 £m	Fair value 2005 £m	Fair value 2004 £m

Financial assets
Treasury bills and other eligible bills – investment securities		88		90

– other securities		4		4
Trading securities and other financial assets at fair value through profit or loss	60,374		60,374

Derivative financial instruments	5,878		5,878
Loans and advances to banks	31,655	31,848	31,691	31,800
Loans and advances to customers	174,944	155,318	175,554	155,829
Debt securities – investment securities		14,368		14,380

– other securities		29,117		29,117

Equity shares – investment securities		41		65

– other securities		27,269		27,269

Available-for-sale financial assets	14,940		14,940
Investment properties	4,260	3,776	4,260	3,776

Financial liabilities
Deposits from banks	31,527	39,723	31,508	39,725
Customer accounts	131,070	119,811	131,052	119,773
Derivative financial instruments and other trading liabilities	6,396		6,396
Debt securities in issue	39,346	28,770	39,352	28,477
Liabilities arising from non-participating investment contracts	21,839		21,839
Subordinated liabilities	12,402	10,252	13,262	11,544

52 Acquisitions

During 2005 the Group, through its subsidiary The Dutton-Forshaw Motor Company Limited, completed the purchases of the assets and trade of three separate motor dealership businesses for a total consideration of £16 million, settled in cash. Goodwill of £3 million arose on these acquisitions; no significant fair value adjustments were made.

53 Consolidated cash flow statement

a Reconciliation of profit before tax to net cash (used in) provided by operating activities

	2005 £m	2004 £m

Profit before tax	3,820	3,477

(Profit) loss on disposal of businesses	(50)	21
Depreciation of fixed assets	639	638
Allowance for loan losses	1,302	866
Write-off of allowance for loan losses	(1,078)	(854)
Insurance claims	12,186	9,622
Insurance claims paid	(8,269)	(5,338)
Movement in value of in-force business	(162)	(16)
Customer remediation provision	150	112
Customer remediation paid	(77)	(245)
Net charge in respect of retirement benefit schemes	259	275
Contributions to retirement benefit schemes	(425)	(374)
Net gain on sale of investment securities	(5)	(126)
Revaluation of investment property	(430)	(329)
Change in loans and advances to banks	(1,277)	(964)
Change in loans and advances to customers	(14,525)	(19,681)
Change in deposits from banks	(8,168)	16,046
Change in customer accounts	4,619	5,676
Change in debt securities in issue	10,280	1,876
Change in trading assets	(103)	844
Change in trading liabilities	(3,937)	—
Change in investment contract liabilities	6,094	—
Change in other assets	(1,049)	(1,518)
Change in other liabilities	1,181	2,830
Tax paid	(708)	(763)
Other non-cash movements	(598)	139

Total adjustments	(4,151)	8,737

Net cash (used in) provided by operating activities	(331)	12,214

b Analysis of cash and cash equivalents as shown in the balance sheet

	2005 £m	2004 £m

Cash and balances with central banks (excluding mandatory deposits)	868	833
Loans and advances to banks with a maturity of less than three months	25,885	27,363

	26,753	28,196

Included within cash and cash equivalents at 31 December 2005 is £8,860 million (2004: £7,920 million) held within the Group’s life funds, which is not immediately available for use in the business. In addition, mandatory reserve deposits of £288 million (2004: £245 million) are also held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

c Analysis of changes in cash and cash equivalents during the year

	2005 £m	2004 £m

At 1 January	28,196	19,433
Net cash (outflow) inflow before adjustments for the effect of foreign exchange movements	(1,423)	8,777
Effect of foreign exchange movements	(20)	(14)
	(1,443)	8,763

At 31 December	26,753	28,196

53 Consolidated cash flow statement (continued)

d Analysis of changes in financing during the year

	2005 £m	2004 £m

Share capital (including premium and merger reserve):
At 1 January	2,907	2,897
Issue of share capital	26	10

At 31 December	2,933	2,907

The amounts shown as cash inflows from financing include proceeds in respect of the above issues of share capital together with a net cash inflow in 2004 of £1 million relating to transactions in own shares held in respect of employee share schemes.

	2005 £m	2004 £m

Minority interests:
At 1 January	631	782
Adjustments on adoption of IAS 32, IAS 39 and IFRS 4	(550)

At 1 January – restated	81
Exchange and other adjustments	—	1
Capital invested by minority shareholders	329	—
Repayment of capital to minority shareholders	—	(151)
Minority share of profit after tax	62	67
Payments to minority shareholders	(37)	(68)

At 31 December	435	631

	2005 £m	2004 £m

Subordinated liabilities and finance leases:
At 1 January	10,273	10,469
Adjustments on adoption of IAS 32, IAS 39 and IFRS 4	959

At 1 January – restated	11,232
Exchange and other adjustments	59	(136)
Issue of subordinated liabilities	1,361	699
Repayments of subordinated liabilities	(232)	(764)
Lease financing	—	6
Finance lease capital repayments	(2)	(1)

At 31 December	12,418	10,273

e Acquisition of group undertakings and businesses

	2005 £m	2004 £m

Net assets acquired:
Other assets	8	—
Tangible fixed assets	8	—
Other liabilities	(3)	—

	13	—
Goodwill arising on consolidation	3	—

Net cash outflow from acquisitions in the year*	16	—
Payments to former members of Scottish Widows Fund and Life Assurance
Society acquired during 2000	11	15
Deferred consideration in respect of acquisition in 2002	—	1

Net cash outflow from acquisitions	27	16

* The consideration of £16 million in respect of these acquisitions was settled in cash in 2005 (see note 52).

53 Consolidated cash flow statement (continued)

f Disposal and closure of group undertakings and businesses

	2005 £m	2004 £m

Cash and cash equivalents	—	46
Loans and advances to banks	—	132
Loans and advances to customers	803	257
Debt securities and treasury bills	—	59
Goodwill	93	10
Other intangible assets	—	9
Deposits by banks	—	(42)
Customer accounts	—	(327)
Debt securities in issue	—	(111)
Other net assets and liabilities	(946)	9

	(50)	42
Profit (loss) on sale and closure of businesses	50	(21)

Cash and cash equivalent consideration received	—	21
Cash and cash equivalents disposed of	—	(46)

Net cash outflow from disposals in the year	—	(25)
Adjustment to consideration received in respect of prior period disposals	(4)	—

Net cash outflow from disposals	(4)	(25)

54 Adoption of International Financial Reporting Standards

IFRS differs in certain respects from the Group’s previous accounting policies, which complied with UK Generally Accepted Accounting Principles (‘UK GAAP’). Set out below are explanations and reconciliations showing the effect of the adoption of IFRS and FRS 27 upon the Group’s previously published financial information.

Accounting changes effective from 1 January 2004 and which impact 2004 comparatives:

Consolidation (IAS 27 and SIC-12)

IFRS requires line-by-line consolidation for all items of income and expenditure; consequently, the Group no longer reports the results and balances of the life assurance business as one line items.

IFRS also requires consolidation of several entities that the Group was not required to consolidate under UK GAAP including companies supporting the Group’s securitisation conduits, which facilitate customers’ own securitisations, and Open Ended Investment Companies (OEICs) and unit trusts where the Group, through the Group’s life funds, has a controlling interest.

Leasing (IAS 17)

IFRS requires income from finance leases to be credited to the income statement to give a constant pre-tax rate of return on the net investment in the lease; UK GAAP required a constant post-tax rate of return. In addition, IFRS requires depreciation on operating lease assets to be charged on the same basis as for other tangible fixed assets, which for the Group is a straight-line basis. Under UK GAAP depreciation was charged so as to give a constant rate of return on the leased asset.

Employee benefits (IFRS 2, IAS 19)

IFRS 2 requires that a cost is recognised in the financial statements for all options granted under executive and employee Save-As-You-Earn (‘SAYE’) share-option schemes; no costs were recognised under UK GAAP in respect of these schemes.

The Group has elected to apply the corridor approach to determine the treatment of actuarial gains and losses arising during the year as permitted under IAS 19. The effect of this has been to derecognise the actuarial losses charged to reserves in 2004 under UK GAAP in the restated figures.

Capitalisation of software (IAS 38)

Under UK GAAP the Group’s accounting policy was to capitalise, within tangible fixed assets, only software costs relating to separable new systems. Under IFRS, both external and directly related internal costs relating to enhancements that lead to additional system functionality are also now capitalised and included in other intangible assets.

Investment management fees (IAS 18)

Under IFRS the Group moved from immediate recognition of up-front fees received for investment management services to recognising them on a straight-line basis over the estimated lives of the investment contracts.

Goodwill (IFRS 3 and IAS 36)

Under UK GAAP the Group’s accounting policy was to amortise goodwill arising on acquisitions after 1 January 1998, with the exception of goodwill which arose on the acquisition of Scottish Widows. Under IFRS all goodwill recognised in the UK GAAP balance sheet at 1 January 2004 is carried forward without adjustment in the balance sheet and is now subject to impairment testing annually, or more frequently if events or circumstances indicate that it might be impaired.

Dividends (IAS 10)

Under IFRS equity dividends declared after the balance sheet date may not be included as a liability at the balance sheet date.

Depreciation (IAS 16)

IFRS requires property, plant and equipment to be depreciated from the date of acquisition. Under UK GAAP, long leasehold and freehold properties have been depreciated only since 1 January 2000 and therefore it is necessary to adjust their carrying values to reflect the depreciation that would have been charged from the date of acquisition to 1 January 2000.

Claims equalisation provision (IAS 37)

The claims equalisation provision in respect of the Group’s general insurance business, established under law to minimise volatility in incurred claims, is not permitted under IFRS.

54 Adoption of International Financial Reporting Standards (continued)

Cash flow statement (IAS 7)

Whilst the requirements under IFRS are similar to those under UK GAAP, two principal differences arise between UK GAAP and IFRS with regard to the definition of cash and cash equivalents and the classification of items within the cash flow statement. Cash and cash equivalents comprise cash and balances at central banks and amounts due from banks with a maturity of less than three months (under UK GAAP only amounts due from banks repayable on demand were included in cash and cash equivalents), excluding mandatory deposits. In terms of classification, UK GAAP requires a more detailed classification of cash flows which includes separate classifications of cash flows arising from dividends and taxation.

Accounting changes effective from 1 January 2005 and which do not affect 2004 comparatives:

Fees integral to effective yield (IAS 18, IAS 39)

Fees and commissions that are an integral part of the effective yield on a financial instrument, and direct incremental costs associated with its origination, are included in the calculation of the effective interest rate and recognised over the expected life of the instrument, or a shorter period if appropriate. As a result the recognition of up-front fees and costs that were recognised when received, or incurred, under UK GAAP, for example those related to loan origination, are now deferred and the recognition of fee income typically charged at the end of an agreement, for example early redemption charges on mortgages, brought forward.

Loan impairment (IAS 39)

IFRS adopts an incurred loss model for impairment losses on loans and provides guidance on the measurement of impairment. Any provision required is calculated by comparing the book value of the loans with the net present value of the expected future cash flows from the loans discounted at their effective interest rates or, as a practical expedient for variable rate loans, using observable market prices. The impairment principles under IFRS are similar to those followed by the Group under UK GAAP, with the exception of the requirements to discount the expected cash flows at the original effective interest rate when determining the provisioning requirement.

Netting (IAS 32)

IFRS prohibits financial assets and financial liabilities from being offset unless there is a legal right of set-off and the asset and liability are in practice normally settled, or there is an intention to settle, on a net basis. In the banking business, this has resulted in the grossing-up on the balance sheet of certain assets and liabilities subject to set-off arrangements that were presented net under UK GAAP.

Derivative financial instruments and hedging (IAS 39)

The Group enters into derivative contracts for both trading purposes and to hedge exposures arising from within the banking book. Under UK GAAP trading derivatives were carried at fair value but hedging derivatives were accounted for on the same basis as the underlying hedged item, mainly on an accruals basis. IAS 39 requires that all derivative contracts are carried at fair value on the Group’s balance sheet and movements in their fair value are reflected in the income statement except where cash flow hedging is applied; this results in a mismatch between the accounting and the underlying economics where the Group has hedged its economic risk resulting from the different treatment of the derivative and the underlying hedged position.

The Group has not changed the way it hedges its economic exposures as a result of the implementation of IFRS, but the Group seeks to mitigate the resulting income statement volatility by the application of hedge accounting. Although the Group intends to mitigate the volatility arising from the requirement to fair value all derivatives as far as possible, this will be a source of increased volatility in the income statement in 2005 and beyond.

Other non-derivative financial assets (IAS 39)

IAS 39 permits financial assets to be designated at the time of initial recognition as being held at fair value, with unrecognised gains or losses reported in the income statement. Certain loans and advances and debt securities previously carried at amortised cost under UK GAAP have been designated as held at fair value through profit or loss on adoption of IAS 39 and have been valued at their fair value at 1 January 2005.

Under UK GAAP debt securities held for continuing use in the business were classified as investment securities and carried in the balance sheet at cost less any provisions for permanent diminution in value. IAS 39 introduces strict requirements to be met before debt securities can be carried at amortised cost and the Group has determined that it does not meet these. Accordingly debt securities previously classified as investment securities have been reclassified as available-for-sale and valued at their fair values at 1 January 2005. Equity investments may not be carried at cost under IAS 39 and these have also been reclassified as available-for-sale.

54 Adoption of International Financial Reporting Standards (continued)

Insurance (IFRS 4, IAS 39, IAS 18)

IFRS 4 applies to contracts under which the insurer agrees to compensate the policyholder if a specified uncertain future event adversely affects the policyholder as well as to investment contracts which entitle the holder to receive additional discretionary benefits depending on performance. For contracts within the scope of IFRS 4, accounting practices are largely unchanged except for the modifications introduced by FRS 27 which is dealt with separately below.

Investment contracts that are not within the scope of IFRS 4 are accounted for as financial instruments under IAS 39. The principal effects of this change on the accounting for non-participating investment contracts are the removal of that portion of the embedded value which represents the value of in-force business relating to those contracts, the recognition of an asset for deferred acquisition costs, and the deferral of up-front fees received for investment management services; deferred acquisition costs and deferred up-front fees are amortised over the period of the provision of investment management services.

Life assurance (FRS 27)

Following the implementation of FRS 27, the Group excludes from the value of in-force business recognised in the balance sheet any amounts that reflect future investment margins and measures the liabilities of the Scottish Widows With-Profits Fund in accordance with the realistic capital regime of the Financial Services Authority. This basis includes a realistic valuation of guarantees and options embedded within products written by the With-Profits Fund. The principal effect of these new requirements is on the measurement of the in-force business, as the valuation of the With-Profits Fund on a realistic basis reduces the expected income to the shareholder from that fund. Changes in the valuation are reflected in the income statement and because this is market related it is inherently volatile.

Equity to debt reclassification (IAS 32)

The classification of the majority of the Group’s capital and subordinated debt instruments continues to follow their UK GAAP treatment. However, the Group’s preferred securities, which were treated as non-equity minority interests under UK GAAP, have been reclassified as debt because the coupon payment is not discretionary. Distributions on these securities are shown as interest expense rather than as minority interests.

Derecognition of financial liabilities (IAS 39)

Under IFRS a financial liability may only be removed from the balance sheet after it has been settled, it has expired or alternatively the debtor has been legally released from the liability, either by process of law or by the creditor. Upon adoption of IFRS, certain financial liabilities in respect of which amounts had been released to the income statement under UK GAAP on the basis that the likelihood of their settlement was remote have been remeasured as at 1 January 2005 to reflect the entire legal obligation.

Changes to reconciliations published on 27 May 2005:

Except as noted below, the accounting policies adopted in the preparation of the 2005 results are unchanged from those disclosed in the Group’s announcement setting out the effects of the implementation of IFRS and FRS 27 published on 27 May 2005.

The Group recognises as an asset the value of in-force life assurance business in respect of life assurance contracts and participating investment contracts, representing the net present value of future profits expected to accrue to the shareholder from these contracts. In the Group’s first IFRS results for the six months ended 30 June 2005, the asset in the consolidated balance sheet and movements in the asset recognised in the income statement were calculated and disclosed on a net of tax basis. Since that time accounting practice has continued to evolve and a consensus has emerged that the value of in-force business should be presented gross of tax. Therefore, in order to facilitate comparisons with the results of other major UK life assurance operations, the Group has changed its accounting policy to present movements in the value of in-force business gross of attributable tax with a consequential adjustment to the tax charge; there is no effect upon the Group’s income statement or shareholders’ equity. Comparative figures have been adjusted accordingly.

Comparative figures have also been adjusted to allow for deferred tax on properties acquired as part of a business combination and for the reclassification of certain balance sheet items following revised interpretations of the requirements of IFRS. This has resulted in a reduction in shareholders’ equity although there is no effect upon the Group’s income statement.

54 Adoption of International Financial Reporting Standards (continued)

The effect of these changes is set out below.

	As reported on a preliminary basis £m	Value of in-force business £m	Other adjustments £m	Adjusted £m

For the year ended 31 December 2004
Profit before tax	3,495	(18)	—	3,477
Taxation	(1,036)	18	—	(1,018)

Profit for the year	2,459	—	—	2,459

At 1 January 2004
Total assets	253,477	1,468	(64)	254,881
Shareholders’ equity	10,644	—	(101)	10,543

At 31 December 2004
Total assets	282,985	1,450	(13)	284,422
Shareholders’ equity	11,150	—	(103)	11,047

At 1 January 2005
Total assets	291,997	870	(13)	292,854
Shareholders’ equity	9,572	—	(83)	9,489

54 Adoption of International Financial Reporting Standards (continued)

Restated consolidated balance sheet (reconciliation of equity) at 1 January 2004 (excludes effects of IAS 32, IAS 39 and IFRS 4).

		Consolidation
	UK GAAP £m	Insurance business £m	New entities £m	Leasing £m	Employee benefits £m	Software £m	Unit trusts £m	Goodwill £m	Dividend £m	Other £m	IFRS £m

Assets
Cash and balances at central banks	1,195	—	—	—	—	—	—	—	—	—	1,195
Items in the course of collection from banks	1,447	—	—	—	—	—	—	—	—	—	1,447
Treasury bills and other eligible bills	539	—	—	—	—	—	—	—	—	—	539
Loans and advances to banks	15,547	4,948	1,649	—	—	—	—	—	—	(2)	22,142
Loans and advances to customers	135,251	(137)	1,178	(178)	—	—	—	—	—	(1)	136,113
Debt securities	28,669	16,896	318	—	—	—	—	—	—	2	45,885
Equity shares	458	24,972	244	—	—	—	—	—	—	(59)	25,615
Investment property	—	3,551	—	—	—	—	—	—	—	—	3,551
Goodwill	2,513	—	—	—	—	—	—	—	—	—	2,513
Value of in-force business	—	4,347	—	—	—	—	—	—	—	—	4,347
Intangible assets	—	—	—	—	—	41	—	—	—	—	41
Fixed assets	3,918	138	—	(85)	—	—	—	—	—	(27)	3,944
Other assets	3,998	1,203	416	15	—	—	3	—	—	1,914	7,549
Prepayments and accrued income	1,918	—	—	—	—	—	—	—	—	(1,918)	—
Long-term assurance business attributable to the shareholder	6,481	(6,481)	—	—	—	—	—	—	—	—	—
Long-term assurance assets attributable to the policyholders	50,078	(50,078)	—	—	—	—	—	—	—	—	—

Total assets	252,012	(641)	3,805	(248)	—	41	3	—	—	(91)	254,881

		Consolidation
Equity and liabilities	UK GAAP £m	Insurance business £m	New entities £m	Leasing £m	Employee benefits £m	Software £m	Unit trusts £m	Goodwill £m	Dividend £m	Other £m	IFRS £m

Liabilities
Deposits from banks	23,955	—	—	—	—	—	—	—	—	(8)	23,947
Customer accounts	116,496	(1,995)	—	—	—	—	—	—	—	—	114,501
Items in course of transmission to banks	626	—	—	—	—	—	—	—	—	—	626
Debt securities in issue	25,922	217	1,319	—	—	—	—	—	—	—	27,458
Insurance contract liabilities	—	49,079	—	—	—	—	—	—	—	(51)	49,028
Unallocated surplus within insurance business	—	339	—	—	—	—	—	—	—	—	339
Other liabilities	7,007	734	2,484	150	—	—	87	—	(1,314)	3,213	12,361
Accruals and deferred income	3,206	—	—	—	—	—	—	—	—	(3,206)	—
Deferred tax liabilities	1,376	1,137	—	(155)	(42)	12	(25)	—	—	(849)	1,454
Other provisions	402	(186)	—	—	—	—	—	—	—	—	216
Retirement benefit obligations	2,139	—	—	—	117	—	—	—	—	916	3,172
Subordinated liabilities	10,454	—	—	—	—	—	—	—	—	—	10,454
Long-term assurance liabilities to policyholders	50,078	(50,078)	—	—	—	—	—	—	—	—	—

Total liabilities	241,661	(753)	3,803	(5)	75	12	62	—	(1,314)	15	243,556
Equity
Share capital	1,418	—	—	—	—	—	—	—	—	—	1,418
Share premium account	1,136	—	—	—	—	—	—	—	—	—	1,136
Other reserves	343	—	—	—	—	—	—	—	—	—	343
Retained profits	6,727	57	—	(241)	(75)	29	(59)	—	1,314	(106)	7,646
Shareholders’ equity	9,624	57	—	(241)	(75)	29	(59)	—	1,314	(106)	10,543
Minority interests	727	55	2	(2)	—	—	—	—	—	—	782

Total equity	10,351	112	2	(243)	(75)	29	(59)	—	1,314	(106)	11,325

Total equity and liabilities	252,012	(641)	3,805	(248)	—	41	3	—	—	(91)	254,881

54 Adoption of International Financial Reporting Standards (continued)

Restated consolidated balance sheet (reconciliation of equity) at 31 December 2004 (excludes effects of IAS 32, IAS 39 and IFRS 4)

		Consolidation
	UK GAAP £m	Insurance business £m	New entities £m	Leasing £m	Employee benefits £m	Software £m	Unit trusts £m	Goodwill £m	Dividend £m	Other £m	IFRS £m

Assets
Cash and balances at central banks	1,078	—	—	—	—	—	—	—	—	—	1,078
Items in the course of collection from banks	1,462	—	—	—	—	—	—	—	—	—	1,462
Treasury bills and other eligible bills	92	—	—	—	—	—	—	—	—	—	92
Loans and advances to banks	23,565	5,836	2,447	—	—	—	—	—	—	—	31,848
Loans and advances to customers	154,240	(99)	1,339	(162)	—	—	—	—	—	—	155,318
Debt securities	25,194	17,794	498	—	—	—	—	—	—	(1)	43,485
Equity shares	215	28,072	(914)	—	—	—	—	—	—	(63)	27,310
Investment property	—	3,160	616	—	—	—	—	—	—	—	3,776
Goodwill	2,425	—	—	—	—	—	—	44	—	—	2,469
Value of in-force business	—	4,363	—	—	—	—	—	—	—	—	4,363
Intangible assets	—	—	—	—	—	28	—	—	—	—	28
Fixed assets	4,181	133	—	(100)	—	—	—	—	—	(34)	4,180
Other assets	3,273	2,435	717	14	—	—	3	—	—	2,571	9,013
Prepayments and accrued income	2,573	—	—	—	—	—	—	—	—	(2,573)	—
Long-term assurance business attributable to the shareholder	6,781	(6,781)	—	—	—	—	—	—	—	—	—
Long-term assurance assets attributable to the policyholders	54,764	(54,764)	—	—	—	—	—	—	—	—	—

Total assets	279,843	149	4,703	(248)	—	28	3	44	—	(100)	284,422

		Consolidation
Equity and liabilities	UK GAAP £m	Insurance business £m	New entities £m	Leasing £m	Employee benefits £m	Software £m	Unit trusts £m	Goodwill £m	Dividend £m	Other £m	IFRS £m

Liabilities
Deposits from banks	39,738	—	—	—	—	—	—	—	—	(15)	39,723
Customer accounts	122,062	(2,254)	—	—	—	—	—	—	—	3	119,811
Items in course of transmission to banks	631	—	—	—	—	—	—	—	—	—	631
Debt securities in issue	27,217	208	1,345	—	—	—	—	—	—	—	28,770
Insurance contract liabilities	—	52,350	—	—	—	—	—	—	—	(61)	52,289
Unallocated surplus within insurance business	—	1,362	—	—	—	—	—	—	—	—	1,362
Accruals and deferred income	3,866	—	—	—	—	—	—	—	—	(3,866)	—
Other liabilities	6,619	2,127	3,356	183	—	—	56	—	(1,315)	3,890	14,916
Deferred tax liabilities	1,473	1,276	—	(159)	17	9	(16)	3	—	(899)	1,704
Other provisions	417	(206)	—	—	—	—	—	—	—	—	211
Retirement benefit obligations	2,231	—	—	—	(112)	—	—	—	—	956	3,075
Subordinated liabilities	10,252	—	—	—	—	—	—	—	—	—	10,252
Long-term assurance liabilities to policyholders	54,764	(54,764)	—	—	—	—	—	—	—	—	—

Total liabilities	269,270	99	4,701	24	(95)	9	40	3	(1,315)	8	272,744
Equity
	1,419	—	—	—	—	—	—	—	—	—	1,419
Share premium account	1,145	—	—	—	—	—	—	—	—	—	1,145
Other reserves	343	—	—	—	—	—	—	—	—	—	343
Retained profits	7,070	13	—	(268)	95	19	(37)	41	1,315	(108)	8,140
Shareholders’ equity	9,977	13	—	(268)	95	19	(37)	41	1,315	(108)	11,047
Minority interests	596	37	2	(4)	—	—	—	—	—	—	631

Total equity	10,573	50	2	(272)	95	19	(37)	41	1,315	(108)	11,678

Total equity and liabilities	279,843	149	4,703	(248)	—	28	3	44	—	(100)	284,422

54 Adoption of International Financial Reporting Standards (continued)

Restated consolidated income statement (reconciliation of profit) for the year ended 31 December 2004 (excludes effects of IAS 32, IAS 39 and IFRS 4)

		Consolidation
	UK GAAP £m	Insurance business £m	New entities £m	Leasing £m	Employee benefits £m	Software £m	Unit trusts £m	Goodwill £m	Other £m	IFRS £m

Interest income	10,395	170	125	(2)	—	—	—	—	19	10,707
Interest expense	(5,475)	55	(162)	—	—	—	—	—	(15)	(5,597)

Net interest income	4,920	225	(37)	(2)	—	—	—	—	4	5,110
Other finance income	39	—	—	—	(39)	—	—	—	—	—
Insurance premium income	554	5,516	—	—	—	—	—	—	—	6,070
Fees and commission income	3,124	(16)	(52)	(38)	—	—	31	—	5	3,054
Fees and commission expense	(744)	(95)	(10)	5	—	—	—	—	—	(844)
Net fee and commission income	2,380	(111)	(62)	(33)	—	—	31	—	5	2,210
Dealing profits	271	—	—	—	—	—	—	—	(271)	—
Net trading income	—	4,663	109	—	—	—	—	—	264	5,036
Increase in value of long-term assurance business	715	(715)	—	—	—	—	—	—	—	—
Other operating income	688	202	5	16	—	—	—	—	(54)	857

Total income	9,567	9,780	15	(19)	(39)	—	31	—	(52)	19,283

Insurance claims	(224)	(9,408)	—	—	—	—	—	—	10	(9,622)

Total income, net of insurance claims	9,343	372	15	(19)	(39)	—	31	—	(42)	9,661

Administrative expenses	(4,284)	(395)	(2)	2	14	10	—	—	(4)	(4,659)
Depreciation of property, plant and equipment	(589)	(12)	—	(15)	—	(22)	—	—	—	(638)
Amortisation of goodwill	(44)	—	—	—	—	—	—	44	—	—

Total operating expenses	(4,917)	(407)	(2)	(13)	14	(12)	—	44	(4)	(5,297)

Trading surplus	4,426	(35)	13	(32)	(25)	(12)	31	44	(46)	4,364
Impairment losses on loans and advances	(866)	—	—	—	—	—	—	—	—	(866)
Amounts written off fixed asset investments	(52)	—	—	—	—	—	—	—	52	—
Profit and loss on disposal of businesses	(15)	—	—	—	—	—	—	—	(6)	(21)

Profit before tax	3,493	(35)	13	(32)	(25)	(12)	31	44	—	3,477
Taxation	(1,004)	(8)	(12)	4	12	4	(9)	(3)	(2)	(1,018)

Profit for the year	2,489	(43)	1	(28)	(13)	(8)	22	41	(2)	2,459

Profit attributable to minority interests	68	—	1	(1)	—	—	—	—	(1)	67
Profit attributable to equity shareholders	2,421	(43)	—	(27)	(13)	(8)	22	41	(1)	2,392

Profit for the year	2,489	(43)	1	(28)	(13)	(8)	22	41	(2)	2,459

54 Adoption of International Financial Reporting Standards (continued)

Restated consolidated balance sheet (reconciliation of equity) at 1 January 2005 (includes effects of IAS 32, IAS 39 and IFRS 4)

	Restated 31 December 2004 £m	Reclassi- fications £m	Effective interest rate £m	Impair- ment £m	Offset £m	Derivatives £m	Available- for-sale £m	Insurance £m	Debt equity £m	Other £m	1 January 2005 £m

Assets
Cash and balances at central banks	1,078	—	—	—	—	—	—	—	—	—	1,078
Items in the course of collection from banks	1,462	—	—	—	—	—	—	—	—	—	1,462
Treasury bills and other eligible bills	92	(92)	—	—	—	—	—	—	—	—
Trading securities and other financial assets at
fair value through profit or loss		56,865	—	—	—	25	—	(45)	—	(5)	56,840

Derivative financial instruments		4,869	—	—	3,956	438	—	—	—	—	9,263
Loans and advances to banks	31,848	—	3	—	—	—	—	—	—	—	31,851
Loans and advances to customers	155,318	(337)	108	(314)	6,287	95	—	—	—	5	161,162
Debt securities	43,485	(43,485)	—	—	—	—	—	—	—	—

Equity shares	27,310	(27,310)	—	—	—	—	—	—	—	—
Available-for-sale financial assets		14,385	—	—	—	175	33	—	—	—	14,593
Investment property	3,776	—	—	—	—	—	—	—	—	—	3,776
Goodwill	2,469	—	—	—	—	—	—	—	—	—	2,469
Value of in-force business	4,363	—	—	—	—	—	—	(1,603)	—	—	2,760
Intangible assets	28	—	—	—	—	—	—	—	—	—	28
Fixed assets	4,180	—	—	—	—	—	—	—	—	—	4,180
Other assets	9,013	(4,869)	(137)	—	—	(910)	—	291	—	4	3,392

Total assets	284,422	26	(26)	(314)	10,243	(177)	33	(1,357)	—	4	292,854

Equity and liabilities
Liabilities
Deposits from banks	39,723	—	—	—	—	—	—	—	—	—	39,723
Customer accounts	119,811	(36)	(13)	—	6,287	127	—	—	—	173	126,349
Items in course of transmission to banks	631	—	—	—	—	—	—	—	—	—	631
Derivative financial instruments and other
trading liabilities		5,943	—	—	3,956	435	—	—	—	—	10,334

Liabilities to customers under investment
contracts		16,354	—	—	—	—	—	7	—	—	16,361
Debt securities in issue	28,770	—	—	—	—	(42)	—	—	—	—	28,728
Insurance contract liabilities	52,289	(16,354)	—	—	—	—	—	790	—	—	36,725
Unallocated surplus within insurance business	1,362	—	—	—	—	—	—	(936)	—	—	426
Other liabilities	14,916	(5,940)	(45)	—	—	(784)	—	416	—	(37)	8,526
Deferred tax liabilities	1,704	—	10	(93)	—	(82)	5	(568)	—	(51)	925
Other provisions	211	59	—	—	—	—	—	—	—	—	270
Retirement benefit obligations	3,075	—	—	—	—	—	—	—	—	—	3,075
Subordinated liabilities	10,252	—	—	—	—	361	—	—	550	48	11,211

Total liabilities	272,744	26	(48)	(93)	10,243	15	5	(291)	550	133	283,284
Equity
Share capital	1,419	—	—	—	—	—	—	—	—	—	1,419
Share premium account	1,145	—	—	—	—	—	—	—	—	—	1,145
Other reserves	343	—	—	—	—	—	28	—	—	—	371
Retained profits	8,140	—	22	(221)	—	(192)	—	(1,066)	—	(129)	6,554
Shareholders’ equity	11,047	—	22	(221)	—	(192)	28	(1,066)	—	(129)	9,489
Minority interests	631	—	—	—	—	—	—	—	(550)	—	81

Total equity	11,678	—	22	(221)	—	(192)	28	(1,066)	(550)	(129)	9,570

Total equity and liabilities	284,422	26	(26)	(314)	10,243	(177)	33	(1,357)	—	4	292,854

55 Future developments

The following pronouncements will be relevant to the Group but were not effective at 31 December 2005 and have not been applied in preparing these financial statements.

Pronouncement	Nature of change	Effective date

*IFRS 7 Financial Instruments: Disclosures

Consolidates the current financial instruments disclosures into a single standard and requires more detailed qualitative and quantitative disclosures about exposure to risks arising from financial instruments.

Annual periods beginning on or after 1 January 2007

Amendment to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts – Financial Guarantee Contracts

Requires issued financial guarantee contracts to be accounted for as financial instruments unless the issuer has previously asserted that the contracts are regarded as insurance contracts and has accounted for them as such.

Annual periods beginning on or after 1 January 2006

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – The Fair Value Option

Restricts the fair value option for financial instruments to certain situations, including when doing so results in more relevant information because it eliminates or reduces a measurement or recognition inconsistency or where a group of financial instruments is managed and evaluated on a fair value basis in accordance with a documented strategy.

Annual periods beginning on or after 1 January 2006

Amendment to IAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures

Permits actuarial gains and losses to be recognised outside profit and loss where those gains and losses are recognised in the period in which they occur, more clearly distinguishes between multi-employer plans and defined benefit plans between entities under common control, and requires additional disclosures about trends in the assets and liabilities in a defined benefit plan and the assumptions underlying the components of the defined benefit cost.

Annual periods beginning on or after 1 January 2006

*Amendment to IAS 1 Presentation of Financial Statements – Capital Disclosures	Introduces additional disclosures of the objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and compliance with capital requirements.	Annual periods beginning on or after 1 January 2007

IFRIC Interpretation 4 Determining Whether an Arrangement Contains a Lease

Interpretation provides guidance for determining whether arrangements comprising transactions that do not take the legal form of a lease but convey a right to use an asset contain leases that should be separately accounted for.

Annual periods beginning on or after 1 January 2006

The full impact of these accounting changes is being assessed by the Group; none of these pronouncements are expected to cause any material adjustments to the financial statements. The Group has not yet made a final decision as to whether it will apply in the 2006 financial statements those pronouncements marked (*) in the table above.

56 Differences between IFRS and US GAAP

The accounts presented in this report have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’). These differ in significant respects from the accounting principles generally accepted in the United States (‘US GAAP’). A summary of significant differences applicable to Lloyds TSB Group is detailed below. IFRS as adopted by the EU is identical in all respects to IFRS as issued by the IASB except for the EU’s amendment to IAS 39. The Lloyds TSB Group has not taken advantage of the EU’s amendment to IAS 39; accordingly, there would be no change to the reported income or equity if Lloyds TSB Group were to have applied IFRS as issued by the IASB.

On 1 January 2004, the date of transition to IFRS for Lloyds TSB Group, the opening IFRS balance sheet position has been determined in accordance with IFRS 1, which requires IFRS accounting policies to be applied on a retrospective basis with certain exceptions and exemptions. Further information on the exceptions and exemptions is detailed in note 1.

IFRS	US GAAP

Business combinations

IFRS 3 ‘Business Combinations’ requires that the purchase method be used for all business combinations. Under the transitional provisions of IFRS 1 ‘First Time Adoption of IFRS’, Lloyds TSB Group has not applied IFRS 3, or its predecessor IAS 22 ‘Business Combinations’ to transactions that occurred before 1 January 2004, the date of transition to IFRS. These transactions have been accounted for under UK GAAP, which permitted merger accounting, subject to certain criteria being met.

Following the implementation of Statement of Financial Accounting Standards (SFAS) No. 141 ‘Business Combinations’, which supersedes Accounting Principles Board (APB) Opinion No. 16 ‘Business Combinations’, the purchase method must be used for all business combinations initiated after 30 June 2001. For business combinations initiated before 1 July 2001, APB Opinion No. 16 required that a business combination be accounted for as a pooling-of-interests if two previously independent entities combined as a result of one entity issuing common stock in exchange for substantially all the common stock of the second entity provided that certain other conditions were met. If these conditions were not met, then the business combination was required to be accounted for as a purchase.

Intangible assets

IFRS 3 requires that goodwill arising on all acquisitions by group and associated undertakings is capitalised but not amortised and is subject to regular review for impairment. Under the transitional provisions of IFRS 1, Lloyds TSB Group has not applied IFRS 3, or its predecessor IAS 22, to transactions that occurred before 1 January 2004, the date of transition to IFRS. Accordingly, goodwill previously written off to reserves, as permitted under UK GAAP until the implementation of FRS 10 ‘Goodwill and intangible assets’ in 1998, has not been reinstated nor will it be written back on disposal. Amortisation of goodwill that has been charged up to 31 December 2003 has not been reversed and the deemed carrying value of the goodwill on transition to IFRS is equal to the net book value as at 31 December 2003.

For acquisitions occurring on or after 1 January 2004, IFRS 3 requires that, when assessing the value of the assets of an acquired entity, certain identifiable intangible assets, which may not be the same as those recognised under US GAAP, must be recognised and amortised through the income statement over an appropriate period.

Following the implementation in full of SFAS No. 142 ‘Goodwill and Other Intangible Assets’ on 1 January 2002, goodwill arising on all acquisitions by group and associated undertakings is capitalised but not amortised and is subject to regular review for impairment. Prior to the adoption of SFAS No. 142, the Group accounted for goodwill under the provisions of APB No. 17 ‘Intangible Assets’ which required that all goodwill be capitalised and amortised over its estimated useful life, which should not exceed 40 years; the Group amortised goodwill over periods of up to 20 years. Goodwill amortised prior to the adoption of SFAS No. 142 is not permitted to be reinstated.

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

56 Differences between IFRS and US GAAP (continued)

IFRS	US GAAP

Pension costs

IAS 19 ‘Employee Benefits’ requires that the pension costs in the income statement reflect the cost of accruing benefits for active employees, benefit improvements and the cost of severances borne by the schemes net of the expected return on scheme assets.

The Lloyds TSB Group has elected to apply the corridor approach to determine the treatment of actuarial gains and losses arising during the year. This means that to the extent that the cumulative gains or losses remain within a corridor defined as the greater of 10 per cent of the scheme assets or liabilities, they are not reflected in the accounts. If the cumulative gains or losses exceed the corridor, the excess is charged or credited to the income statement on a straight line basis over the average remaining service lives of those employees who are members of the schemes.

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

Leasing

Profits or losses arising on sale and leaseback transactions that result in an operating lease are taken to profit as they arise.

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

Interest recognition

IAS 39, ‘Financial Instruments: Recognition and Measurement’, which was adopted with effect from 1 January 2005, requires directly attributable loan origination fees and costs to be deferred and amortised over the expected life of the loan as an adjustment to yield. IAS 39 does not consider certain internal costs to be directly incremental to the origination of financial instruments and accordingly these costs are expensed as incurred.

Estimates of early repayment fees receivable for a portfolio of loans are deferred and amortised over the expected life of the instrument using the effective yield method.

Prior to adoption of IAS 39, directly attributable loan origination fees and costs were not included within interest although certain fees received were deferred and amortised within fees and commissions. Early repayment fees were recognised evenly over the period from the date of receipt to the contractual maturity of the product settled early.

SFAS No. 91 requires directly attributable loan origination fees and costs to be deferred and amortised over the expected life of the loan as an adjustment to yield. SFAS No. 91 includes within directly attributable costs certain internal costs which are directly related to specified activities performed by the lender.

Early repayment fees are recognised in income as received.

Where the interest rate increases during the term of the loan, interest income is not recognised to the extent that the net investment in the loan would increase to an amount greater than the amount at which the borrower could settle the obligation.

56 Differences between IFRS and US GAAP (continued)

IFRS	US GAAP

Property

Investment properties are carried at fair value with the change in fair value recognised in net income for the period.	Investment properties are carried at historical cost and depreciated over their estimated useful economic lives.

Share compensation schemes

The Group accounts for share compensation schemes based on their estimated fair values at the date of the grant in accordance with IFRS 2 ‘Share based payments’.

IFRS 2 requires that, for those option schemes that retain a service condition, where an employee withdraws from the plan but remains with the Group irrespective of whether they contribute into a new plan the accumulated costs incurred are reversed.

The Group accounts for share compensation schemes based on their estimated fair values at the date of the grant in accordance with SFAS No. 123 ‘Accounting for Stock Based Compensation’.

All cancellations, whether by employees or employers, are subject to an accelerated recognition of the remaining charge in the period of cancellation.

Debt securities and equity shares

IAS 39, which was adopted with effect from 1 January 2005, requires all financial assets to be classified as either (i) held at fair value through profit or loss, with unrealised gains or losses reflected in profit or loss; or (ii) available-for-sale at fair value, with unrealised gains and losses reflected in shareholders’ equity, or (iii) held-to-maturity at amortised cost, where there is the intent and the ability to hold them to maturity; or (iv) as loans and receivables at amortised cost. Assets can only be held at fair value through profit or loss if they are held for trading or designated on initial recognition as at fair value through profit or loss; the decision to classify assets as held at fair value through profit or loss (including trading) is irrevocable.

Under IAS 39, an asset is deemed impaired if there is objective evidence of impairment as a result of one or more events. Market recoveries leading to a reversal of an impairment provision for debt securities are recognised in the income statement. Impairment losses for equity instruments classified as available-for-sale are not permitted to be reversed through profit or loss.

Prior to the adoption of IAS 39, all financial assets other than those designated as trading were carried at amortised cost.

SFAS No. 115 ‘Accounting for Certain Investments in Debt and Equity Securities’ requires that all investments in debt securities and those equity shares with readily determinable fair values be classified as (i) held for trading at fair value, with unrealised gains or losses reflected in profit or loss; or (ii) available-for-sale at fair value, with unrealised gains and losses reflected in shareholders’ equity, or (iii) held-to-maturity at amortised cost, where there is the intent and the ability to hold them to maturity.

US GAAP does not permit the change in fair value of assets other than those that meet the definition of trading securities in SFAS No. 115 to be reflected in profit or loss.

All securities held as available-for-sale are subject to assessment for other than temporary impairment in accordance with SFAS No. 115 and, for asset backed securities, in accordance with the Emerging Issues Task Force (EITF) Abstract No. 99-20 ‘Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitised Financial Assets’. Market recoveries on available-for-sale debt securities are not recognised in the income statement.

56 Differences between IFRS and US GAAP (continued)

IFRS	US GAAP

Derivatives and hedge accounting

IAS 39, which was adopted with effect from 1 January 2005, requires that all derivatives be recognised on–balance sheet at fair value. Changes in the fair value of derivatives that are not hedges are reported in the income statement. Changes in the fair value of derivatives that are designated as hedges are either offset against the change in fair value of the hedged asset or liability through earnings or recognised directly in equity until the hedged item is recognised in earnings, depending on the nature of the hedge. The ineffective portion of the hedge’s change in fair value is immediately recognised in earnings. A derivative may only be classified as a hedge if an entity meets stringent qualifying criteria in respect of documentation and hedge effectiveness.

IAS 39 further requires a derivative that is embedded within a financial instrument to be separated from the host contract and fair valued if it is not deemed to be closely related to the host. If the derivative cannot be reliably measured, the entire instrument must be treated as a trading security.

IAS 39 permits fair value hedging to be used for a portfolio hedge of interest rate risk. In particular it allows the hedged item to be designated as an amount of a currency rather than individual assets or liabilities and allows prepayment risk to be incorporated by scheduling prepayable items into repricing time periods based on expected, rather than contractual, repricing dates.

Prior to the adoption of IAS 39, derivatives used in the Group’s non-trading activities were accounted for on an accruals basis, in line with the underlying items which they were hedging. Derivatives embedded within financial instruments were not required to be separately analysed.

SFAS No. 133 ‘Accounting for Derivative Instruments and for Hedging Activities’ requires that all derivatives be recognised on-balance sheet at fair value. Changes in the fair value of derivatives that are not designated as hedges are reported in the income statement. Changes in the fair value of derivatives that are designated as hedges are either offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognised in other comprehensive income until the hedged item is recognised in earnings, depending on the nature of the hedge. The ineffective portion of a hedge’s change in fair value is immediately recognised in earnings. A derivative may only be classified as a hedge providing an entity meets stringent qualifying criteria in respect of documentation and hedge effectiveness.

SFAS No. 133 further requires a derivative that is embedded within another instrument to be separated from the host contract and fair valued if it is not deemed to be clearly and closely related to the host. If the derivative cannot be reliably separated, SFAS No. 133 requires the entire instrument to be fair valued.

Positions which achieve hedge accounting under IFRS do not necessarily meet hedge accounting conditions under US GAAP. Any positions designated as hedges under US GAAP must have SFAS No. 133 compliant documentation.

Acceptances

Acceptances are not recorded on the balance sheet.	Acceptances and the related customer liabilities are recorded on the balance sheet.

Own shares

Own shares held are reclassified as Treasury stock and deducted from shareholders’ equity, where the Lloyds TSB Group has an economic interest.

All own shares held are reclassified as Treasury stock and deducted from shareholders’ equity in accordance with the AICPA Accounting Research Bulletin (ARB) No. 51 ‘Consolidated Financial Statements’.

56 Differences between IFRS and US GAAP (continued)

IFRS	US GAAP

Provision for credit losses

IAS 39, which was adopted with effect from 1 January 2005, requires the assessment of whether there is any objective evidence that a financial asset (or group of assets that are not individually significant) is impaired at each balance sheet date. The amount of impairment, if any, to be recognised is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Financial assets with similar risk characteristics that are not individually significant may be assessed collectively.

Prior to the adoption of IAS 39, provisions were calculated as the difference between the carrying value of loans and the expected recoverable amount; no allowance was made for the time value of money.

Under SFAS No. 114 ‘Accounting by Creditors for Impairment of a Loan’ an asset is deemed impaired if it is probable that all amounts due under the contractual terms will not be able to be collected. The impairment is first assessed based on the undiscounted cash flows of the asset. If these cash flows show a shortfall against the carrying value, the amount of impairment is based upon the present value of expected future cash flows, discounted at the loan’s original effective interest rate or, as a practical expedient, on the loan’s observable market value, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous consumer loans that are collectively valued for impairment are outside the scope of SFAS No. 114. Provisions are made against such loans when losses have been incurred but not yet identified as of the balance sheet date.

Consolidation of special purpose vehicles

Entities that fall within the definition of special purpose entities as set out in the IASB’s Standards Interpretation Committee Interpretation 12 (‘SIC-12’) are consolidated into the Group accounts if the substance of the relationship indicates that the special purpose entity is controlled by the Group or that the Group has the majority of the risks and rewards.

FASB Interpretation No. 46 (revised December 2003), ‘Consolidation of Variable Interest Entities’ (‘FIN 46-R’) requires the consolidation of variable interest entities (VIEs) for which Lloyds TSB Group is deemed to be the primary beneficiary. A more detailed discussion of VIEs can be found on pages F-102 to F-104.

Insurance activities

Insurance contracts as defined by IFRS 4 ‘Insurance Contracts’ which was adopted with effect from 1 January 2005, are recognised at the present value of future profits of the contracts in–force at the reporting date. Components of the future profits to be included in this calculation are set out in FRS 27 ‘Life Assurance’, which was also adopted prospectively from 1 January 2005.

Contracts which do not meet the qualification of insurance contracts (‘investment contracts’) are accounted for under the provisions of IFRS 4 if there is a participating feature in the contract and under IAS 39 if there is no such interest.

Prior to the adoption of IFRS 4 and FRS 27, both insurance and investment contracts were reported at the value of the present value of future profits of the contracts in–force at the reporting date.

Additional information on the differences between accounting for insurance activities under IFRS and US GAAP is provided within the Insurance section of this note on pages F-105 to F-107.

The present value of the profits inherent in the policies of the long–term assurance fund is not recognised upon inception of the policy. An adjustment is made for the amortisation of acquisition costs and fees.

Additional information on the differences between accounting for insurance activities under IFRS and US GAAP is provided within the Insurance section of this note on pages F-105 to F-107.

56 Differences between IFRS and US GAAP (continued)

IFRS	US GAAP

Netting

Under IAS 32, ‘Financial Instruments: Disclosure and Presentation’, which was adopted from 1 January 2005, financial assets and financial liabilities are not permitted to be offset against each other unless there is both a legally enforceable right and an intention to either settle on a net basis or to realise the asset and settle the liability simultaneously.

Prior to the adoption of IAS 32, assets and liabilities were permitted to be offset if there was a legal right of set-off and the Group had the ability to settle on a net basis.

US GAAP has similar requirements although it also permits assets and liabilities that are subject to a master netting agreement to be offset.

Current and future accounting developments

US GAAP pronouncements effective during 2005

AICPA SOP 03-3 – Accounting for Certain Loans or Debt Securities Acquired in a Transfer

SOP 03-3 was issued in December 2003 and provides guidance on the accounting for differences between contractual and expected cash flows from a purchaser’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. The SOP is effective for loans acquired in fiscal years beginning after 15 December 2004. Adoption of this SOP has not had a material impact on Lloyds TSB Group’s US GAAP financial statements.

EITF Issue 04-5 Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners have Certain Rights

EITF Issue 04-5 was issued in June 2005, and states that the general partners are presumed to have control unless the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause (‘kick out’ rights) or (b) substantive participating rights, in which case the general partners do not control the limited partnership. Substantive kick-out rights have both of the following characteristics: (a) rights can be exercised by a vote of simple majority and (b) the limited partners holding the kick-out rights have the ability to exercise those rights if they choose to do so. Substantive participating rights provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business. The EITF is effective from 29 June 2005 for all new limited partnerships and existing limited partnerships for which the partnership agreement is modified and no later than the beginning of the first reporting period in fiscal years beginning after 15 December 2005 for all other limited partnerships. Adoption of this EITF has not had, and for existing partnerships is not expected to have, a material impact on Lloyds TSB Group’s US GAAP financial statements.

US GAAP pronouncements effective after 31 December 2005

SFAS No. 123 (Revised 2004) – Share-Based Payment

In December 2004, the FASB issued Statement No. 123(R), which was originally effective as of the first interim or annual reporting period that began after 15 June 2005; this effective date was subsequently amended to the beginning of the fiscal year beginning after 15 June 2005. Statement No. 123(R) replaces SFAS No. 123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and covers a wide range of share–based compensation arrangements including share options, restricted share plans, performance–based awards, share appreciation rights, and employee share purchase plans. As Lloyds TSB Group has already elected to follow the fair value method encouraged by SFAS No. 123 in its US GAAP financial statements, adoption of this Statement is not expected to have a material impact.

FSP FAS 123(R)-2 Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)

This FSP was issued on and effective from 18 October 2005 and clarifies the definition of “mutual understanding” in determining the grant date. Assuming all other criteria in the grant date definition have been met, a mutual understanding shall be presumed to exist at the date that the award is approved, if both the award is a unilateral grant and the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. Adoption of this FSP is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

56 Differences between IFRS and US GAAP (continued)

EITF Issue 05-6 Determining the Amortisation Period for Leasehold Improvements Purchased After Lease Inception or Acquired in a Business Combination

EITF Issue 05-6, which was issued in June 2005 and is effective for reporting periods beginning after 29 June 2005, is to be applied prospectively to the amortisation period for newly acquired leasehold improvements and the unamortised portion of existing leasehold improvements, that were either purchased subsequent to the inception of the lease or acquired in a business combination. The EITF requires that the cost of such assets be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured. Adoption of this EITF is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

SFAS No. 153 – Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions

In December 2004, the FASB issued SFAS No. 153 which is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. This Statement provides for a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. Adoption of this Statement is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

FSP FIN46(R)-5 – Implicit Variable Interests under FASB Interpretation No. 46(R) Consolidation of Variable Interest Entities

FSP FIN46(R)-5 was issued in March 2005 and addresses whether a reporting entity has an implicit variable interest in a variable interest entity or potential variable interest entity when specific conditions exist. Implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. This FSP is effective for the first reporting period beginning after 3 March 2005. Adoption of this FSP is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

SFAS No. 154 – Accounting Changes and Error Correction – a replacement of APB Opinion No.20 and FASB Statement No. 3

SFAS No. 154 was issued in May 2005 and is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes (voluntary and those required by the issuance of an accounting pronouncement) and error corrections. APB Opinion No.20 previously required that most voluntary changes in accounting principle be recognised by including in net income, in the period of the changes, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application of the direct effects of a change in accounting principle unless there are explicit transition requirements specific to the newly adopted accounting principle or it is impracticable. The correction of an error in previously issued financial statements is not an accounting change although the reporting of an error correction involves adjustments to previously issued financial statements similar to those for reporting an accounting change. Adoption of this Statement is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

FSP FAS No. 143-1 Accounting for Electronic Equipment Waste Obligations

Issued in June 2005 and effective for the later of the period ending after 8 June 2005 or the date of the adoption of the law by the relevant EU member state. The law has not yet been adopted in the UK but is expected to be adopted during 2006. The FSP addresses the accounting for “new” waste (products put onto the market after 13 August 2005) held by commercial users and requires that a liability be established for disposal together with an increase in the carrying amount of the asset. The increase in the carrying amount of the asset would be amortised over the expected life of the asset. Adoption of this FSP is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

FSP APB 18-1 Accounting by an Investor for its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under the Equity Method in Accordance With APB Opinion No. 18 Upon a Loss of Significant Influence

This FSP was issued in July 2005 and is effective for the first reporting period beginning after 12 July 2005; for Lloyds TSB Group this will be effective from 1 January 2006. The FSP requires that an investor’s proportionate share of an investee’s equity adjustments for Other Comprehensive Income should be offset against the carrying value of the investment at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. Adoption of this FSP is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

FSP FAS 13-1 Accounting for Rental Costs Incurred during a Construction Period

This FSP was issued in October 2005, and requires that rental costs incurred during and after a construction period (which includes the construction of leasehold improvements) for building and ground operating leases should be expensed as incurred and is applicable to the first reporting period beginning after 15 December 2005. Adoption of this FSP is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

56 Differences between IFRS and US GAAP (continued)

FSP FAS 115-1 and FAS 124-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

This FSP was issued in November 2005, nullifies the guidance in EITF 03-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments and addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of any impairment loss. An investment is deemed impaired if the fair value of the investment is less than cost. This impairment is either temporary or other than temporary but not permanent. If the impairment is other than temporary, an impairment loss equal to the difference between the investment’s cost and fair value is recognised. The fair value becomes the new cost base and is not adjusted for any recoveries in value. This FSP is applicable to the first reporting period beginning after 15 December 2005. Adoption of this FSP is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

SFAS No. 155 Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140

SFAS No. 155 was issued in February 2006 and becomes effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of the first fiscal year that begins after 15 September 2006; this will be after 1 January 2007 for Lloyds TSB Group. The Statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and requires that interests in securitised financial assets are evaluated to determine whether they are free standing derivatives or whether they contain embedded derivatives that require bifurcation. Lloyds TSB Group is currently considering the impact that adoption of SFAS No. 155 will have on its US GAAP financial statements.

FSP FAS 123(R)-4 Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event

This FSP was issued in February 2006 and is effective upon initial adoption of Statement No. 123(R) or the first reporting period beginning after 3 February 2006 if an entity had adopted Statement No. 123(R) prior to the issuance of this FSP. A cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet the conditions in SFAS No. 123(R) for the options to be classified as a liability until it becomes probable that the event will occur. An option that is classified as equity but subsequently becomes a liability is accounted for in a similar way to a modification from an equity to a liability award. The adoption of this FSP is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

FSP FIN 46(R)-6 Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R).

FSP FIN 46(R)-6 was issued in April 2006 and sets out the variability to be considered in applying FIN 46(R) to determine (a) whether an entity is a variable interest entity (VIE), (b) which interests are variable interests in that entity, and (c) which party, if any, is the primary beneficiary of the VIE. This FSP is applied prospectively to all entities (including newly created entities) with which an enterprise first becomes involved and to all entities previously required to be analysed under FIN 46(R), when a reconsideration event has occurred pursuant to paragraph 7 of FIN 46(R), from the beginning the first reporting period beginning after June 15, 2006. Lloyds TSB Group is currently considering the impact that adoption of FSP FIN 46(R)-6 will have on its US GAAP financial statements.

56 Differences between IFRS and US GAAP (continued)

The following tables summarise the adjustments to net income and shareholders’ equity which would arise from the application of US GAAP:

Reconciliation of net income

	Note	2005 £m	2004 £m

Profit for the year attributable to equity shareholders under IFRS		2,493	2,392

Insurance activities, excluding tax effects	o	(438)	(35)
Banking and Group activities:

– Adjustment to result on sale of businesses	b	18	1
– Amortisation of customer related intangibles	a	(157)	(157)
– Pension costs	c	(304)	(129)
– Leasing		12	(43)
– Share compensation schemes	d	(2)	(6)
– Held at fair value through profit or loss		27
– Extinguishment of liabilities	f	(184)	—
– Derivatives and hedging	g	(163)	(60)
– Variable interest entities	l	(33)	2
– Loan impairment	n	(314)	—
– Other		(14)	5

Total banking and Group activities, excluding tax effects		(1,114)	(387)

Deferred taxation, including deferred tax on GAAP differences	i	410	92

Total adjustments before accounting changes		(1,142)	(330)

Net income before accounting changes		1,351	2,062
Cumulative effect of changes in accounting principles (net)	l,o	—	(554)

Net income under US GAAP		1,351	1,508

Reconciliation of shareholders’ equity
	Note	2005 £m	2004 £m

Shareholders’ funds under IFRS		10,195	11,047

Insurance activities, excluding tax effects	o	(1,076)	(2,146)
Banking and Group activities:

– Goodwill	a	1,311	1,218
– Customer related intangibles	a	146	378
– Pension costs	c	685	891
– Leasing		(80)	(67)
– Held at fair value through profit or loss		(25)
– Derivatives and hedging	g	153	19
– Net unrealised gain on available-for-sale securities	h	—	36
– Variable interest entities	l	(141)	(111)
– Own shares related items		(110)	(122)
– Other		(55)	(19)

Total banking and Group activities, excluding tax effects		1,884	2,223
Deferred taxation, including deferred tax on GAAP differences	i	(22)	334

Total adjustments, after tax		786	411

Shareholders’ equity under US GAAP		10,981	11,458

56 Differences between IFRS and US GAAP (continued)

Reconciliation of movements in shareholders’ equity under US GAAP

	2005 £m	2004 £m

Net income in period	1,351	1,508

Dividends	(1,914)	(1,913)

	(563)	(405)
New share capital subscribed	26	10
Movement in own shares	31	8
Share compensation schemes	49	35
Minimum pension liability	67	(48)
Change in the fair value of available-for-sale securities – insurance activities	(92)	31
Change in the fair value of available-for-sale securities – banking activities	(19)	(51)
Exchange and other adjustments	24	(14)

	(477)	(434)
Shareholders’ equity at beginning of period	11,458	11,892

Shareholders’ equity at end of period	10,981	11,458

Accumulated other comprehensive income
	2005 £m	2004 £m

Exchange translation differences	(148)	(172)
Additional minimum pension liability	(3,205)	(3,272)
Available-for-sale securities:

– Net unrealised gains – insurance activities	485	314
– Related amortisation of deferred acquisition costs	(514)	(211)
– Net unrealised gains – banking activities	7	36
– Taxation	8	(42)

	(14)	97

Accumulated other comprehensive income under US GAAP	(3,367)	(3,347)

56 Differences between IFRS and US GAAP (continued)

Condensed US GAAP Income Statement

The following table provides a condensed income statement for the Group, incorporating the US GAAP adjustments arising.

	2005 £m	2004 £m

Loan interest, including fees	11,989	10,380
Other interest and dividends	2,606	2,453
Insurance premiums	1,766	1,871
Commissions and fees	2,739	2,976
Realised gains from sales of investments	236	142
Foreign exchange trading income	180	178
Securities and other trading gains	6,159	2,678
Other income	1,420	1,584

Total revenues	27,095	22,262
Interest expense	(6,682)	(5,594)

Total revenues, net of interest expense	20,413	16,668
Policyholder benefits and claims expense	(7,476)	(4,473)
Movement in undistributed earnings to policyholders	(1,632)	(777)
Allowance for loan losses	(1,613)	(866)
Amounts written off fixed asset investments	(17)	(52)
Total benefits, claims and provisions	(10,738)	(6,168)
Non-insurance compensation and benefits	(2,895)	(2,547)
Insurance underwriting, operating and acquisition expenses	(561)	(583)
Other operating expenses	(2,714)	(3,108)
Depreciation	(647)	(628)
Amortisation of intangible fixed assets:

– Customer related intangibles	(157)	(157)
– Value of long-term assurance business acquired	(158)	(243)
– Goodwill impairment	(6)	—

	(321)	(400)
Profit (loss) on sale and closure of businesses	68	(20)
	(7,070)	(7,286)

Income before tax	2,605	3,214
Provision for income taxes*	(855)	(926)
Minority interests, net of income taxes	(399)	(226)

Net income before accounting changes	1,351	2,062

Cumulative effect of changes in accounting principles (net)	—	(554)

Net income under US GAAP	1,351	1,508

Other comprehensive income (net of tax):
Exchange translation and other differences	24	(14)
Additional minimum pension liability	67	(48)
Available-for-sale securities:

– Net unrealised gains – insurance activities	171	132
– Related amortisation of deferred acquisition costs	(303)	(86)
– Net unrealised losses – banking activities	(29)	(73)
– Taxation	50	7
	(111)	(20)

Comprehensive income under US GAAP	1,331	1,426

Earnings per share (pence)	24.1p	27.0p
Diluted earnings per share (pence)	24.0p	26.8p

Effect of changes in accounting principles on:
Earnings per share	—	(9.9p )
Diluted earnings per share	—	(9.8p )

*

Significant items affecting the Group’s effective tax rate under US GAAP include the fact that tax is levied on UK life assurance and pension businesses under specialised rules not based on the income statement. In addition, under US GAAP a tax provision is required for unrealised gains that are attributable to the policyholders. The amount provided will vary depending upon the fluctuations of the stock market and this movement can result in significant changes in the effective rate of tax.

56 Differences between IFRS and US GAAP (continued)

Condensed US GAAP Balance Sheet

The following table provides a condensed balance sheet for the Group, incorporating the US GAAP adjustments arising.

	2005 £m	2004 £m

Assets
Cash and due from banks	5,844	10,287
Deposits at interest with banks	13,110	13,410
Securities purchased under resale agreements	15,810	12,780
Treasury bills and other eligible bills	87	88
Trading and other investments	54,466	52,653
Investment securities	22,113	19,944
Investment property	3,497	3,098
Loans, net of provisions	173,981	152,428
Tangible fixed assets	4,478	4,278
Intangible fixed assets:
– Goodwill	3,867	3,862
– Customer related intangibles	146	378
– Value of long-term assurance business acquired	1,429	1,587
– Pension liability related intangible	226	233
– Capitalised software	50	28
Deferred acquisition costs	1,479	1,310
Other assets	5,334	5,234

Total assets	305,917	281,598

Liabilities
Deposits	162,491	159,546
Trading account liabilities	3,104	3,135
Debt securities in issue	39,523	28,562
Policyholder liabilities	58,855	51,962
Undistributed policyholder allocations	3,137	1,505
Commitments and contingencies	368	211
Deferred tax	1,167	1,370
Long-term debt	12,082	10,802
Pension and other post-retirement obligations	2,451	2,417
Other liabilities	7,995	7,889
Minority interests	3,763	2,741

Total liabilities	294,936	270,140
Shareholders’ equity:
– Common stock	1,420	1,419
– Additional paid-in capital	5,122	5,048
– Retained earnings	7,989	8,523
– Treasury stock	(183)	(185)
– Accumulated other comprehensive income	(3,367)	(3,347)

Total shareholders’ equity	10,981	11,458

Total liabilities and shareholders’ equity	305,917	281,598

56 Differences between IFRS and US GAAP (continued)

Certain classification differences exist in financial reporting under IFRS and US GAAP. For the Lloyds TSB Group, such differences primarily arise in the balance sheet and the following comparison lists the line items in which such differences occur.

Balance sheet presentation

IFRS	US GAAP

Cash and balances at central banks	Cash and due from banks
Items in the course of collection from banks	Cash and due from banks
Treasury bills and other eligible bills	Classified as ‘Trading and other investments’ where appropriate
Trading securities and other financial assets at fair value through profit or loss	Classified as ‘Trading and other investments’, ‘Investment Securities’ and ‘Loans, net of provisions’ where appropriate.
Derivative financial instruments	Trading and other investments
Loans and advances to banks	Loans to banks due on demand classified as ‘Cash and due from banks’; Reverse repos classified as ‘Securities purchased under resale agreements’
Loans and advances to customers	Reverse repos classified as ‘Securities purchased under resale agreements’
Debt securities	Classified as ‘Trading and other investments’ and ‘Investment securities’ where appropriate
Equity shares	Classified as ‘Trading and other investments’ and ‘Investment securities’ where appropriate
Available–for–sale financial assets	Investment securities
Investment property	Investment securities
Goodwill	Intangible fixed assets: Goodwill
Deposits from banks	Deposits
Deposits from customers	Deposits
Items in course of transmission to banks	Cash and due from banks
Derivative financial instruments and other trading liabilities	Trading account liabilities
Debt securities in issue	Classified as ‘Trading account liabilities’ where appropriate
Liabilities arising from insurance contracts and participating investment contracts	Policyholder liabilities
Liabilities arising from non–participating investment contracts	Policyholder liabilities
Unallocated surplus within insurance businesses	Undistributed policyholder allocations
Other provisions	Commitments and contingencies
Subordinated liabilities	Long–term debt
Share capital	Common stock
Share premium account	Additional paid-in capital
Retained profits	Retained earnings

Consolidated statement of cash flows

The Group’s IFRS primary statements contain a consolidated cash flow statement (page F-7) prepared under the provisions of IAS 7.

56 Differences between IFRS and US GAAP (continued)

Notes to the IFRS/US GAAP reconciliation

a Goodwill and customer related intangible assets

On adoption of IFRS on 1 January 2004, Lloyds TSB Group took advantage of the transitional provisions of IFRS 1 to not apply IFRS 3 or its predecessor IAS 22, to transactions that occurred before 1 January 2004; goodwill has been retained at the balance sheet amount at that date. Goodwill previously written off directly to reserves under UK GAAP has not been reinstated and will not be included in calculating any subsequent profit or loss on disposal.

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

The Group has performed the required impairment tests under IFRS and US GAAP and no impairments were recorded against goodwill during 2004. An impairment charge of £6 million was made during 2005 following a strategic review of a business acquired in previous years.

The treatment of the Group’s major acquisitions is detailed below:

Abbey Life

In 1988, Lloyds Bank Plc transferred a minority interest in five businesses to Abbey Life Group plc, a life insurance company, in return for a majority interest in the enlarged Abbey Life Group. Under UK GAAP, this transaction was accounted for as a merger. Under US GAAP, the same transaction would be accounted for as an acquisition. Accordingly the net assets of Abbey Life Group plc (later renamed Lloyds Abbey Life plc) have been fair valued in accordance with US GAAP and a purchase price determined based on the fair value of the minority interest transferred. In 1996, Lloyds TSB Group plc acquired the remaining minority interest in Lloyds Abbey Life plc. Under UK GAAP the transaction was treated as an acquisition and the resulting goodwill written off directly to reserves. This goodwill was not reinstated upon adoption of IFRS and accordingly no goodwill is held on the Lloyds TSB Group’s IFRS balance sheet in respect of this transaction at 31 December 2005. Under US GAAP, the transaction is accounted for as an acquisition and the resulting goodwill held on the Lloyds TSB Group’s US GAAP balance sheet. Certain other differences also arise under US GAAP regarding the determination of fair value of life insurance companies and accordingly an adjustment has been made for the items affected.

Cheltenham & Gloucester

Under UK and US GAAP, the purchase of the business of Cheltenham & Gloucester Building Society by Lloyds Bank Plc in August 1995 was treated as an acquisition. Under UK GAAP the transaction was accounted for as an acquisition and the resulting goodwill written off directly to reserves. This goodwill was not reinstated upon adoption of IFRS and accordingly no goodwill is held on the Lloyds TSB Group’s IFRS balance sheet in respect of this transaction at 31 December 2005. Certain other differences also arise under US GAAP regarding the fair value of the net assets. In addition, the net assets acquired included £521 million relating to customer related intangibles, which has now been fully amortised.

TSB Group plc

The business combination of Lloyds Bank Plc and TSB Group plc in December 1995 was accounted for as a merger as permitted under UK GAAP at that time, although legally TSB Group plc was deemed to have acquired Lloyds Bank Plc. This treatment has not been amended under IFRS, since the Lloyds TSB Group has elected not to revisit transactions prior to 1 January 2004. Under US GAAP, the same transaction would have been accounted for as an acquisition of TSB Group plc by Lloyds Bank Plc. Accordingly, for US GAAP, the net assets of TSB Group plc have been fair valued as at the date of the business combination and a purchase price determined based on the value of TSB Group plc shares at that time. The net assets include £1,596 million relating to customer related intangibles which is being amortised over 11 years.

Scottish Widows

In March 2000, the Group acquired the business of Scottish Widows’ Fund and Life Assurance Society, a life insurance and pensions provider. Under UK GAAP, the transaction was accounted for as an acquisition; the resulting goodwill was not amortised through the profit and loss account but was subjected to an annual impairment review. On adoption of IFRS the goodwill was retained on Lloyds TSB Group’s balance sheet. Under US GAAP, the purchase is also treated as an acquisition, however certain differences arise under US GAAP regarding the determination of fair value of the life insurance business, and there are certain other differences between IFRS and US GAAP such as the treatment of pensions and own shares, for which adjustments have been made.

56 Differences between IFRS and US GAAP (continued)

The movement in US GAAP goodwill is summarised as follows:

	IFRS £m	2005 US GAAP adjustment £m	US GAAP £m	IFRS £m	2004 US GAAP adjustment £m	US GAAP £m

Carrying value
Balance at 1 January	2,469	1,393	3,862	2,513	1,218	3,731
Acquisition adjustment	—	—	—	(34)	—	(34)
Acquisitions	3	—	3	—	—	—
Impairment charge	(6)	—	(6)	—	—	—
Disposals	(93)	93	—	(10)	—	(10)
Arising from FIN 46–R (see note k)	—	8	8	—	175	175

Balance at 31 December	2,373	1,494	3,867	2,469	1,393	3,862

The adjustment in respect of variable interest entities included within the reconciliation of shareholders’ equity on page F-88 includes goodwill of £183m (2004: £175m) resulting from the consolidation for US GAAP purposes of certain variable interest entities.

The movement in goodwill by segment over 2005 is as follows:

	Balance at 1 January £m	Acquisitions £m	Impairment charge £m	Other adjustments £m	Balance at 31 December £m

UK Retail Banking and Mortgages	660	—	(6)	—	654
Insurance and Investments	2,160	—	—	—	2,160
Wholesale and International Banking	1,042	3	—	8	1,053

	3,862	3	(6)	8	3,867

Under US GAAP, the intangible asset representing the value of customer relationships associated with an acquisition is capitalised separately and amortised in the consolidated income statement over the estimated average life of the customer relationships. At 31 December 2005, the weighted average remaining life of those relationships is estimated as 1 year.

The movement in customer related intangible assets is summarised as follows:

	2005 £m	2004 £m

Cost
Balance at 1 January	2,223	2,223
Disposals	(96)	—

Balance at 31 December	2,127	2,223

Amortisation
Balance at 1 January	1,845	1,688
Charge for the year	157	157
Disposals	(21)	—

Balance at 31 December	1,981	1,845

Net book value	146	378

The estimated amortisation for 2006 is £146 million, after which the customer related intangible currently held will be fully amortised.

56 Differences between IFRS and US GAAP (continued)

b Disposal and closure of businesses

During 2005 the Lloyds TSB Group disposed of its Goldfish credit card business and incurred some additional costs in relation to business closures and previous disposals; during 2004, the Lloyds TSB Group disposed of substantially all of its interests in Argentina, Colombia, Guatemala, Honduras and Panama.

In 2005, the profit on disposal under US GAAP was £18 million greater than that recorded under IFRS as a result of the difference in the aggregate net book value of goodwill and other intangibles. This amount was lower under US GAAP as the customer related intangible (which is not separately identified in the IFRS financial statements as the acquisition took place prior to 1 January 2004) had been amortised up to the date of sale. In 2004, the loss on disposal under US GAAP was £1 million lower than under IFRS.

Under US GAAP, all goodwill is capitalised and, up to 31 December 2001, was amortised over its estimated useful life. From 1 January 2002, goodwill is no longer amortised but instead subject to impairment testing. Upon disposal of a business or undertaking, the goodwill is included in the calculation of the profit or loss on disposal. Under IFRS, goodwill previously written off directly to reserves prior to 1 January 1998 has not been reinstated and is not required to be included in calculating any subsequent profit or loss on disposal. As a result, any profit on disposal recognised under US GAAP for disposals of businesses acquired before 1 January 1998 will be less than that recognised under IFRS, and similarly any loss on disposal will be greater than that recognised under IFRS.

The trading results of those businesses sold in 2005 and 2004 were not significant and they have not been classified as discontinued operations.

c Pension and other post–retirement costs

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

Pension and other post-retirement obligations include a liability of £101 million (2004: £99 million) in respect of post–retirement healthcare; the related income statement charge is £16 million (2004: £7 million).

Pension expense

The components of the defined benefit pension expense which arise under US GAAP are estimated as:

	2005 £m	2004 £m

Service cost	298	286
Interest cost	780	730
Expected return on plan assets	(832)	(824)
Net amortisation and deferral	317	212

Net pension charge	563	404
Net charge recognised under IFRS	259	275

US GAAP adjustment	304	129

56 Differences between IFRS and US GAAP (continued)

Obligations and funded status

	2005 £m	2004 £m

Change in plan assets
Plan assets at fair value as at 1 January	11,658	10,608
Exchange and other movements	—	3
Actual return on plan assets	2,402	1,098
Employer contributions	425	374
Benefits paid	(452)	(425)

Plan assets at fair value at 31 December	14,033	11,658

Change in projected benefit obligation
Projected benefit obligation as at 1 January	14,973	13,774
Exchange and other movements	2	—
Service cost	298	286
Interest cost	780	730
Amendments	24	28
Net actuarial loss	1,798	580
Benefits paid	(452)	(425)

Projected benefit obligation at 31 December	17,423	14,973

Funded status	(3,390)	(3,315)
Unrecognised net actuarial loss	5,517	5,573
Unrecognised prior service cost	226	233

Accrued/prepaid	2,353	2,491

Accrued benefit cost	(2,451)	(2,417)
Intangible asset recognised	226	233
Accumulated other comprehensive income	4,578	4,675

Net amount recognised	2,353	2,491

Accrued benefit cost, net of intangible asset recognised under US GAAP	(2,225)	(2,184)
Accrued liability recognised under IFRS	2,910	3,075

US GAAP adjustment	685	891

Accumulated benefit obligations

The accumulated benefit obligations for all defined benefit pension schemes were £16,484 million at 31 December 2005 (2004: £14,075 million).

Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented in aggregate below:

	2005 £m	2004 £m

Projected benefit obligation	17,423	14,344
Accumulated benefit obligation	16,484	13,588
Fair value of plan assets	14,033	11,248

The additional minimum pension liability arising on these plans of £4,804 million (2004: £4,908 million) has been recognised in accumulated other comprehensive income, net of the related intangible asset of £226 million (2004: £233 million) and deferred taxes of £1,373 million (2004: £1,403 million).

56 Differences between IFRS and US GAAP (continued)

Assumptions

The financial assumptions used to calculate the projected benefit obligation at 31 December 2005 and 2004 are as follows:

	2005%	2004%

Discount rate	4.80	5.30
Expected rate of salary increases	3.98	4.14
Rate of pension increases	2.50	2.60

The financial assumptions used to determine net cost for the years ended 31 December 2005 and 2004 are as follows:

	2005%	2004%

Discount rate	5.30	5.40
Expected return on assets	6.60	6.60
Expected rate of salary increases	4.14	4.04
Rate of pension increases	2.60	2.50

The overall expected return on assets assumption has been determined with the aim of reflecting the average rate of growth expected on the funds invested. In deriving this return the aim is to use a stable, realistic long-term rate of return. The Lloyds TSB Group considers annually whether the rate of return is reasonable having regard to the weighted average of the expected returns from each of the main asset classes.

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

The pension schemes’ asset allocation at 31 December 2005 and 2004 and the target allocation for 2006 is as follows:

	Fair value of plan assets at 31 December 2005%	Fair value of plan assets at 31 December 2004%	Target allocation 2006%

Equities	65.0	69.3	65.0
Debt securities	23.1	17.1	25.0
Property	8.7	8.3	8.0
Other	3.2	5.3	2.0

	100.0	100.0	100.0

The principal investment objective is to hold suitable assets of appropriate liquidity which will generate income and capital growth to meet, together with new contributions from members and the employer, the cost of current and future benefits which the schemes provide.

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

The trustees have taken advice from the schemes’ actuaries and investment consultant to ensure that this target allocation is suitable for the schemes given their liability profiles. A number of investment managers have been employed to manage the schemes’ assets and each has been given a specific benchmark and performance objective.

The approach taken by the trustees of Lloyds TSB Group Pension Schemes No’s. 1 and 2 is similar to that taken by the trustees of the other Lloyds TSB Group pension schemes.

Employers’ contributions

Employers’ contributions were £425 million during 2005 (2004: £374 million). Employers’ contributions are expected to be approximately £520 million during 2006.

56 Differences between IFRS and US GAAP (continued)

Employers’ benefit payments

Employers’ benefit payments were £452 million during 2005 (2004: £425 million). Estimated future benefit payments are expected to be:
2006	£ 451 million
2007	£ 481 million
2008	£ 511 million
2009	£ 544 million
2010	£ 577 million
2011–2015	£ 3,449 million

d Share compensation schemes

Full details of the share compensation schemes operated by the Group are given in note 47 to the financial statements. In accordance with SFAS No. 123 the Group accounts for share compensation schemes based on their estimated fair values at the date of grant. The US GAAP charge for the fair value of share compensation grants since 1 January 1996 was £78 million in the year ended 31 December 2005 (2004: £71 million) compared to £76 million (2004: £65 million) under IFRS (see note 47).

e Earnings per share

Basic earnings per share under US GAAP differ from IFRS (see note 14) only to the extent that income calculated under US GAAP differs from IFRS.

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

	2005	2004

Basic
Net income (US GAAP)	£1,351m	£1,508m
Weighted average number of ordinary shares in issue	5,595m	5,590m
Earnings per share	24.1p	27.0p

Diluted
Net income (US GAAP)	£1,351m	£1,508m
Weighted average number of ordinary shares in issue	5,639m	5,625m
Earnings per share	24.0p	26.8p
The weighted average number of anti-dilutive shares excluded from the calculation of diluted earnings per share was 17 million at 31 December 2005 (2004: 39 million).

f Extinguishment of liabilities

As of 1 January 2005, under IAS 39 a financial liability can only be removed from the balance sheet after it has been settled, it has expired or alternatively the debtor has been released from the liability, either by process of law or by the creditor. Previously, certain financial liabilities relating to deposit accounts were permitted to be and were released to the profit and loss account. In accordance with the transition rules of IFRS 1, the liabilities were remeasured at 1 January 2005 to reflect the entire legal obligation. No such amounts were released to the income statement in 2004 or 2005 or will be released to the income statement in the future.

US GAAP has similar requirements to IFRS. For periods prior to 1 January 2005, the Lloyds TSB Group did not recognise these financial liabilities as the effect was not significant. An adjustment has been made to the 2005 income statement reducing income before and after tax by £184 million and £131 million respectively. This adjustment has been made in respect of all historical amounts released to income and, as a result, no similar adjustments have been made in the past or will be made in the future.

g Derivatives and hedging

The Lloyds TSB Group uses a variety of financial instruments, including derivatives, to manage its interest rate and other market risks. These activities are discussed more fully on pages 55 to 57 and in note 51 on page F-62.

Under IFRS in 2004, prior to the adoption of IAS 39, derivatives used in transactions that qualified for hedge accounting were accounted for on an accruals basis, in line with the underlying instruments being hedged. Any gains or losses that would arise if these derivatives were carried at market value were therefore not recognised.

56 Differences between IFRS and US GAAP (continued)

In 2005, following the adoption of IAS 39, all derivatives are recognised at their fair value under IFRS. The method of recognising the movements in the fair value of the derivatives depends on whether they are designated as hedging instruments, and if so, the nature of the item being hedged. Further information on the Lloyds TSB Group’s IFRS accounting policy is included within Note 1.

The Lloyds TSB Group has chosen not to designate any of its derivatives as hedging instruments for US GAAP purposes.

The US GAAP adjustments have lead to a reduction in net income, before tax, of £163 million in the year ended 31 December 2005 (2004: £60 million) with consequent adjustments to the derivative balances and hedged assets and liabilities on the balance sheet.

h Investment securities

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

2005

Under IFRS in 2005, following the adoption of IAS 39, all debt and equity securities are classified as either (i) held at fair value through profit or loss, with unrealised gains or losses reflected in profit or loss; or (ii) available-for-sale at fair value, with unrealised gains and losses reflected in shareholders’ equity or (iii) held-to-maturity, at amortised cost or (iv) as loans and receivables, at amortised cost. Under IFRS, assets can only be held at fair value through profit or loss if they are held for trading or designated on initial recognition as at fair value through profit or loss; the decision to classify assets at fair value through profit or loss (including trading) is irrevocable.

There are currently no provisions in US GAAP to elect for investment securities to be classified as held at fair value through profit or loss. For financial assets to be held at fair value with changes being recognised in the income statement, they must meet the definition of trading securities in SFAS 115.

The disclosures for investment securities in the tables below include those as reported in note 23, and those included as a result of consolidation under the provisions of FIN 46-R (see note l). The Group had no held-to-maturity securities at 31 December 2005.

2005 £m

Proceeds from sales and maturities of available-for-sale investment debt securities and equity shares	15,575
Gross realised gains	(241)
Gross realised losses	5

Net amount sold	15,339

Realised gains and losses are computed using the weighted average cost method. No gross gains were recorded on securities transferred from available-for-sale to trading.

2005	Amortised cost £m	Gross unrealised gains £m	Gross unrealised losses £m	Carrying Value £m

Available-for-sale investment securities:
UK government	1,004	42	—	1,046
Securities of the US treasury and US government agencies	672	—	—	672
European governments	107	3	(1)	109
Other government securities	864	48	—	912
Other public sector securities	103	4	—	107
Bank and building society certificates of deposit	1,847	—	—	1,847
Corporate debt securities	5,377	181	(5)	5,553
Mortgage backed securities	4,259	14	—	4,273
Other asset backed securities	5,512	53	(35)	5,530
Other debt securities	1,839	161	(1)	1,999

Debt securities	21,584	506	(42)	22,048
Equity shares	37	28	—	65

	21,621	534	(42)	22,113

Of which:

Banking	15,117	47	(40)	15,124
Insurance	6,504	487	(2)	6,989

	21,621	534	(42)	22,113

56 Differences between IFRS and US GAAP (continued)

For those investments on which there is a gross unrealised loss at 31 December, the fair values and analysis by period for which there has been a loss position are as follows:

	Period investment has been in an unrealised loss position
	Less than one year		Greater than one year		Total
2005	Unrealised losses £m	Fair value £m	Unrealised losses £m	Fair value £m	Unrealised losses £m	Fair value £m

Other government securities	1	85	—	8	1	93
Other public sector securities	—	2	—	3	—	5
Bank and building society certificates of
deposit	5	321	—	41	5	362
Corporate debt securities	—	1,396	—	10	—	1,406
Other asset backed securities	26	1,250	9	253	35	1,503
Other debt securities	1	71	—	9	1	80

Total	33	3,125	9	324	42	3,449

The changes in fair value in 2005 are primarily caused by movements in interest rates rather than movements in credit ratings. Accordingly, Lloyds TSB Group considers that these unrealised losses are temporary in nature and consequently no charge has been made for other-than-temporary impairment. The Lloyds TSB Group has the ability to hold these positions until maturity.

2005	Due within 1 year £m	Due between 1 and 5 years £m	Due between 5 and 10 years £m	Due over 10 years £m	No fixed maturity £m	Total £m

Maturity of investment debt securities:
Available-for-sale
Amortised cost	3,441	7,348	4,698	5,834	263	21,584
Fair value	3,444	7,400	4,733	6,181	290	22,048

2004

In 2004, prior to the adoption of IAS 39, investment securities were held at amortised cost except within the long-term insurance businesses where the securities were held at market value and the unrealised gains and losses taken to the income statement in the period to which they related.

Debt securities and equity shares categorised as available-for-sale under US GAAP give rise to an adjustment to accumulated other comprehensive income as detailed on page F-89.

The disclosures for investment securities in the tables below include those as reported in notes 21 and 22, and those included as a result of consolidation under the provisions of FIN 46-R (see note l). The Group held no held-to-maturity securities at 31 December 2004.

2004 £m

Proceeds from sales and maturities of available-for-sale investment debt securities and equity shares	10,873
Gross realised gains	(155)
Gross realised losses	13

Net amount sold	10,731

Realised gains and losses are computed using the weighted average cost method. No gross gains were recorded on securities transferred from available-for-sale to trading.

56 Differences between IFRS and US GAAP (continued)

2004	Amortised cost £m	Gross unrealised gains £m	Gross unrealised losses £m	Carrying value £m

Available-for-sale investment securities:
UK government	775	82	—	857
Securities of the US treasury and US government agencies	1,665	4	(3)	1,666
European governments	15	1	—	16
Other government securities	994	22	(1)	1,015
Other public sector securities	106	3	(1)	108
Bank and building society certificates of deposit	1,901	2	(1)	1,902
Corporate debt securities	6,506	211	(9)	6,708
Mortgage backed securities	2,890	11	—	2,901
Other asset backed securities	3,826	16	(14)	3,828
Other debt securities	887	2	—	889

Debt securities	19,565	354	(29)	19,890
Equity shares	29	25	—	54

	19,594	379	(29)	19,944

Of which:
Banking	13,731	55	(19)	13,767
Insurance	5,863	324	(10)	6,177

	19,594	379	(29)	19,944

At 31 December 2004, the aggregate amount of unrealised losses outstanding for less than 12 months was £5 million, and related to investment securities with a fair value of £1,778 million; the aggregate amount of unrealised losses outstanding for more than 12 months was £24 million, and related to investment securities with a fair value of £762 million.

The changes in fair value in 2004 were primarily caused by movements in interest rates rather than movements in credit ratings. Accordingly, Lloyds TSB Group considered that these unrealised losses were temporary in nature and accordingly no charge was made for other-than-temporary impairment. The amortised cost includes provisions of £117 million that have been raised under IFRS; these provisions are considered as permanent under US GAAP and no further provisions are deemed necessary.

2004	Due within 1 year £m	Due between 1 and 5 years £m	Due between 5 and 10 years £m	Due over 10 years £m	No fixed maturity £m	Total £m

Maturity of investment debt securities:
Available-for-sale
Amortised cost	3,228	7,642	4,222	4,091	382	19,565
Fair value	3,230	7,620	4,313	4,316	411	19,890

56 Differences between IFRS and US GAAP (continued)

i Deferred taxation

In accordance with the provisions of SFAS No. 109, the US GAAP deferred tax liability is:

	2005 £m	2004 £m

Deferred tax liabilities
Assets used in the business	39	38
Assets leased to customers	1,294	1,625
Transfers from long-term business fund	—	230
Value of business acquired	346	374
Deferred acquisition costs	374	343
Unrealised gains on investment securities	310	20
Pension profit recognition	—	42
Other	735	229

Total liabilities	3,098	2,901

Deferred tax assets
Goodwill	(393)	(315)
Loan loss allowance	(165)	(84)
Tax losses:
– Pensions business	(1,455)	(1,457)
– Other	(752)	(459)
Specific loan loss allowance	—	(10)
Pension schemes	(689)	(564)
Other	(719)	(508)

Total assets	(4,173)	(3,397)

Valuation allowance	2,242	1,866

US GAAP deferred tax liability	1,167	1,370

Valuation allowance

Scottish Widows has a significant with-profits pensions business. This business is subject to UK corporation tax on the basis of a notional return determined by the UK taxation authorities. To the extent that the actual return from the business is less than the notional return, tax losses accumulate which may be carried forward and offset against excess returns in future years. The value of these losses at 31 December 2005 was £1,131  million (2004: £1,238 million). Excess returns do not occur regularly and are only likely to be triggered in the future if interest rates increase significantly or there is significant volatility in the markets or the actuarial valuation basis alters significantly. Given the current low interest rate environment and in view of the fact that the actuarial valuation basis is currently considered unlikely to alter significantly, in the opinion of management it is more likely than not that these losses will not be realised and therefore a full valuation allowance has been established against this balance.

A further valuation allowance of £718 million (2004: £313 million) has been established against other tax losses which are not expected to be utilised in the foreseeable future. Under UK tax legislation, certain capital losses may only be offset against taxable gains of a particular type and consequently the associated deferred tax assets are less certain of realisation.

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

A deferred tax asset of £393 million (2004: £315 million) has been recognised as a result of the different accounting and tax treatments for goodwill arising upon acquisition of companies and businesses. There is currently no expectation that these businesses will be disposed of and therefore in the opinion of management it is more likely than not that these losses will not be realised. Accordingly, a full valuation allowance has been established against this balance.

Tax losses

The Group has the following tax losses available to be carried forward and offset against the future taxable profits of certain subsidiaries. The majority of the losses may be carried forward indefinitely.

	2005 £m	2004 £m

Trading losses	1,612	1,775
Capital losses	2,831	1,408
Pensions business	3,771	4,127

	8,214	7,310

56 Differences between IFRS and US GAAP (continued)

US GAAP reconciliation

The following tables reconcile the IFRS tax charge and deferred tax liability to the US GAAP tax charge and deferred tax liability as disclosed on pages F-89 and F-90.

	2005 £m	2004 £m

IFRS income statement tax charge	1,265	1,018
Deferred tax – US GAAP	(13)	(4)
Deferred tax – US GAAP reconciling items, excluding tax relating to changes in accounting principles	(397)	(88)

US GAAP income statement tax charge	855	926

	2005 £m	2004 £m

IFRS deferred tax liability	1,145	1,704
Deferred tax – US GAAP	(18)	(5)
Deferred tax – US GAAP reconciling items	40	(329)

US GAAP deferred tax liability	1,167	1,370

j Significant Group concentrations of credit risk

SFAS No. 107 ‘Disclosure about Fair Value of Financial Instruments’ states that concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group’s exposure to credit risk is concentrated in the United Kingdom where the majority of the Group’s activities are conducted and is detailed further in note 19.

k Additional balance sheet disclosures

Repos, reverse repos and stocklending transactions

The Group enters into reverse repo transactions which are accounted for as collateralised loans. It is the Group’s policy to seek collateral which is at least equal to the amount loaned. At 31 December 2005, the fair value of collateral accepted under reverse repo transactions that the Group is permitted by contract or custom to sell or repledge was £6,289 million (2004: £12,364 million). Of this, £6,288 million (2004: £3,910 million) was sold or repledged as at 31 December 2005. The remainder has been held for continuing use within the business. The Group also enters into repos which are accounted for as secured borrowings. As at 31 December 2005, the carrying value of assets that have been pledged as collateral under repo transactions where the secured party is permitted by contract or custom to sell or repledge was £111 million (2004: £117 million). The carrying value of assets that are subject to stocklending arrangements was £305 million at 31 December 2005 (2004: £373 million) all of which the secured party is permitted by contract or custom to sell or repledge.

Unguaranteed residual values included in finance lease receivables

The unguaranteed residual values included in finance lease receivables were as follows:

	2005 £m	2004 £m

Not more than one year	—	1
Over one year but not more than five years	31	13
Over five years	245	209

Total	276	223

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

•

equity investors that cannot make significant decisions about the entity’s operations, or that do not have the obligation to absorb the expected losses or the right to receive the expected residual returns of the entity; or

•

some equity investors whose obligations to absorb the expected losses or rights to receive the expected residual returns are disproportionate to those voting rights and substantially all of the entity’s activities are conducted on behalf of those equity investors.

56 Differences between IFRS and US GAAP (continued)

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected returns or both. The implementation of FIN 46-R in full from January 2004 has resulted in the consolidation of additional VIEs, which has increased total assets by £605 million (2004: £544 million), reduced shareholders’ equity by £141 million (2004: £111 million) and decreased profit before tax and accounting changes by £33 million (2004: increase of £2 million). The transition rules contained within FIN 46-R require that, if initial application of the requirements of FIN46-R resulted in initial consolidation of an entity created before 31 December 2003, the difference between the net amount added to the balance sheet and the amount of any previously recognised interest in the newly consolidated entity should be recognised as the cumulative effect of a change in accounting principle. This reduced US GAAP profit before tax in 2004 by £330 million and profit after tax by £249 million.

The nature of the activities of VIEs in which Lloyds TSB Group has a significant variable interest include:

Financing vehicles

These entities have predominantly pre-determined activities, the nature of which are primarily lending and investments and are undertaken in order to improve the efficiency of Lloyds TSB Group’s normal lending and deposit taking activities. Lloyds TSB Group’s procedures are designed to ensure that, prior to entering in to a structure, it is determined that the structure meets Lloyds TSB Group’s risk management and control requirements. These vehicles are consolidated under IFRS.

Leasing partnerships

These relate to limited partnerships which have been created with a third party investor to acquire significant capital items which are then leased out to third parties, typically on an operating lease. These vehicles are consolidated under IFRS.

Securitisation conduit vehicles

These vehicles are investment-purchasing companies which purchase asset-backed securities (which are backed by third party assets) from the market and initially from Lloyds TSB Group. These vehicles form part of Lloyds TSB Group’s overall securitisation conduit and are consolidated under IFRS as they are considered to be directly controlled by Lloyds TSB Group.

Venture capital enterprises

These relate to medium-sized entities which typically have low equity investment, with a substantial portion of the financing provided by the Group in the form of subordinated lending. Without this lending, the entities would not have sufficient capital to finance their activities.

Open Ended Investment Companies (OEIC’s) and unit trusts

These types of vehicle operate in a similar way except that an OEIC is legally constituted as a limited company. A unit trust fund invests cash pooled from many investors in a wide range of equity shares, corporate bonds or government securities. Each investor has units in the fund proportionate to their cash investment. These units are of equal value and can be freely traded. Their value rises and falls depending on the performance of the underlying investments. The funds are managed by an appointed fund manager. These vehicles are consolidated under IFRS in those cases where the Lloyds TSB Group has a controlling interest.

The following table represents the carrying amounts and classification of consolidated assets for those VIE operations that are (1) consolidated under both IFRS and US GAAP and (2) those additional VIEs which are consolidated under FIN 46-R but are not consolidated under IFRS:

	VIEs consolidated under IFRS	VIEs consolidated under FIN 46-R	Total
31 December 2005	£m	£m	£m

Cash	20	28	48
Tangible fixed assets	1,824	178	2,002
Investment securities	7,620	(294)	7,326
Loans	7,961	—	7,961
Goodwill	—	183	183
Other assets	288	510	798

Total assets of consolidated VIEs	17,713	605	18,318

The total assets of consolidated VIEs are attributable to the following types of vehicles:

	VIEs consolidated under IFRS	VIEs consolidated under FIN 46-R	Total
31 December 2005	£m	£m	£m

Financing vehicles	4,990	—	4,990
Leasing partnerships	1,954	—	1,954
Securitisation conduit vehicles	7,364	—	7,364
Venture capital enterprises	2	605	607
OEICs and unit trusts	3,403	—	3,403

	17,713	605	18,318

56 Differences between IFRS and US GAAP (continued)

The following table shows the total assets and maximum exposure to loss, as at 31 December 2005, for those entities where Lloyds TSB Group has a significant variable interest in a VIE but is not determined to be the primary beneficiary:

	Total assets £m	Maximum exposure to loss £m

Venture capital enterprises	934	934

31 December 2004	VIEs consolidated under IFRS £m	VIEs consolidated under FIN 46–R £m	Total £m

Cash	—	30	30
Tangible fixed assets	1,742	160	1,902
Trading and other investments	389	—	389
Investment securities	3,302	(290)	3,012
Loans	8,327	—	8,327
Goodwill	—	175	175
Other assets	282	469	751

Total assets of consolidated VIEs	14,042	544	14,586

The total assets of consolidated VIEs are attributable to the following types of vehicles:

31 December 2004	VIEs consolidated under IFRS £m	VIEs consolidated under FIN 46–R £m	Total £m

Financing vehicles	5,107	—	5,107
Leasing partnerships	1,791	—	1,791
Securitisation conduit vehicles	4,572	—	4,572
Venture capital enterprises	2	544	546
OEICs and unit trusts	2,570	—	2,570

	14,042	544	14,586

The following table shows the total assets and maximum exposure to loss, as at 31 December 2004, for those entities where Lloyds TSB Group has a significant variable interest in a VIE but is not determined to be the primary beneficiary:

	Total assets £m	Maximum exposure to loss £m

Venture capital enterprises	694	694

The FASB continues to provide additional guidance on implementing FIN 46-R through FASB Staff Positions. As this guidance is issued, the Group will continue to review the status of VIEs with which it is involved and, as a result, additional VIEs may ultimately be required to be consolidated.

m Guarantees

Lloyds TSB Group utilises a number of different types of lending–related financial instruments, such as commitments and guarantees, to meet the financing needs of its customers. These are discussed more fully in note 50. Most of these guarantees and commitments expire without being drawn. Under the provisions of FIN 45, which establishes accounting and disclosure requirements for guarantors, a liability is required to be recognised for the fair value of guarantees issued from 1 January 2003. The fair value of the obligation is, in the substantial majority of cases, the amount of premium received under the contract. The adoption of FIN 45 did not have a material impact on Lloyds TSB Group’s US GAAP financial statements.

n Loan impairment

The impairment principles under IAS 39, which was adopted by the Lloyds TSB Group on 1 January 2005, are similar to those previously followed by the Lloyds TSB Group under UK GAAP with the exception of the requirements to discount the expected cash flows at the original effective interest rate when determining the provisioning requirement.

This change did not have a significant impact on the carrying value of the Lloyds TSB Group’s loans assessed under SFAS 114. At 31 December 2005, the Lloyds TSB Group estimated that the difference between the carrying value of its loan portfolio assessed under SFAS 114 and the carrying value of these loans in its IFRS balance sheet was such that no adjustment to net income or total shareholders’ equity was required.

56 Differences between IFRS and US GAAP (continued)

In 2004, Lloyds TSB Group determined the carrying value of its loans under IFRS and US GAAP using the same methodology. On 1 January 2005, the Lloyds TSB Group adopted IAS 39 and, as a result, now calculates the carrying value of its loans by discounting the expected cash flows. As described in note 54, an adjustment to equity of £221 million was made at 1 January 2005 and the carrying value of the loans reduced by £314 million (with associated deferred tax of £93 million).

The Lloyds TSB Group has adopted a similar methodology under US GAAP. This change in the model for estimating the carrying value of its loans is considered a change of estimate and the adjustment detailed above has been included within the allowance for loan losses in the income statement in 2005. At 31 December 2005, there is no difference between the carrying value of loans under IFRS and US GAAP.

o Insurance activities

The following tables summarise the adjustments to the income statement and balance sheet which would arise from the application of US GAAP to the Group’s insurance businesses.

Income statement	Note		2005 Life £m	2004 Life £m

Reversal of value in force	i	)	(162)	(16)
Amortisation of value of business acquired	ii	)	(158)	(243)
Investment properties	iii	)	(376)	(34)
Deferred acquisition costs	iv	)	195	283
Deferred income			(105)	(134)
Policyholder liabilities expense	v	)	1,924	6
Movement in undistributed policyholder allocations	vi	)	(1,540)	245
Investment securities	iii	)	(216)	(132)
Other			—	(10)

Total adjustment before accounting changes			(438)	(35)
Cumulative effect of change in accounting principles (before tax)			—	(449)

Total adjustments before tax			(438)	(484)

*

The cumulative effect of change in accounting principles of £449 million (before tax) in 2004 relates to the adoption of SOP 03-1 (see below). In addition, the cumulative effect of change in accounting principles in respect of the consolidation of variable interest entities under FIN 46-R in 2004, discussed on page F-103, includes £205 million (before tax) in respect of the consolidation of OEICs.

Balance sheet	Note		2005 Life £m	2004 Life £m

Reversal of value in force	i	)	(2,922)	(4,363)
Recognition of value of business acquired	ii	)	1,429	1,587
Investment properties	iii	)	(1,043)	(668)
Deferred acquisition costs	iv	)	1,051	1,147
Deferred income reserve			(118)	(429)
Policyholder liabilities	v	)	3,146	728
Undistributed policyholder allocations	vi	)	(2,619)	(145)
Other			—	(3)

Total adjustments before tax			(1,076)	(2,146)

Adoption of SOP 03-1

In 2004, Lloyds TSB Group adopted SOP 03-1 ‘Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts’. Prior to the issue of SOP 03-1, the unit-linked investment contract business of the Group was classified as ‘separate account’ and was held at fair value. SOP 03-1 sets stringent criteria for the use of ‘separate account’ classification which UK unit-linked funds are unable to meet. As a consequence, the assets and liabilities previously classified as separate account items were subsequently accounted for in the same way as other general account assets (as prescribed by SFAS No. 60) and general account liabilities.

Transition rules relating to the implementation of SOP 03-1 require that no prior year adjustments were made and that the opening balance sheet impact is reflected in the current year income statement as a cumulative effect of change in accounting principle. This reduced profit before tax for the year ended 31 December 2004 by £449 million and profit after tax by £305 million. This reduction primarily relates to the effect of carrying the unit-linked investment properties at depreciated cost rather than at fair value and the write-down by £264 million of the value of business acquired as a result of the new Guaranteed Annuity Option reserving requirements.

56 Differences between IFRS and US GAAP (continued)

i) Revenue recognition

Under IFRS contracts must be classified as insurance, participating or investment as defined by IFRS 4. The Group accounts for its life assurance operations using the appropriate IFRS for investment contracts and the embedded value basis of accounting for insurance and participating contracts. All of the Group’s investment contracts are unit-linked. These contracts are accounted for as financial liabilities whose value is contractually linked to the fair values of the financial assets within the Group’s unitised funds. The embedded value calculation for insurance and participating contracts is an actuarially determined estimate of the economic value of the business in question, excluding any value which may be attributed to future new business. The embedded value is the sum of the net assets of the life assurance company and the present value of the in-force business. The value of the in-force business is calculated by projecting future cash flows using appropriate economic and actuarial assumptions and the result discounted at a rate which reflects the shareholders’ overall risk premium.

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

	2005 £m	2004 £m

Balance at 1 January	1,587	2,094
Effect of adoption of SOP 03–1	—	(264)
Interest accrued on unamortised balance	193	158
Amortisation	(351)	(401)

Balance at 31 December	1,429	1,587

Over the next 5 years the movement in the VOBA asset is expected to be:
2006: £126 million
2007: £118 million
2008: £109 million
2009: £101 million
2010: £96 million

iii) Investment properties and investment securities

Under IFRS debt securities and equity shares held within the long-term assurance funds are included in the Group’s balance sheet at market value and investment properties are included at existing use value; in both cases movements in value are taken through the income statement.

To the extent that debt securities and equity shares are classified as available-for-sale for US GAAP purposes, US GAAP income differs from IFRS income by the amount of unrealised gains and losses recognised in the income statement under IFRS; there will, however, be no difference in equity as these unrealised gains and losses are recognised directly in reserves under US GAAP.

Investment properties are carried at depreciated historical cost for US GAAP purposes and so US GAAP income differs from IFRS income by the amount of unrealised gains and losses recognised in the income statement under IFRS; and there will be a difference in equity equal to the cumulative unrealised gains and losses.

For those securities classified as available-for-sale, the disclosures required under SFAS No. 115 are presented in aggregate with the banking business on pages F-98 to F-100.

56 Differences between IFRS and US GAAP (continued)

iv) Deferred acquisition costs

Under IFRS directly incremental costs that vary with and are related to either securing new business or renewing existing non-participating investment contracts are capitalised as deferred acquisition costs. This asset is then amortised over the period of the provision of investment management services. For insurance or participating investment contracts, the cost of acquiring new and renewal life assurance business is recognised in the embedded value calculation as incurred.

Under US GAAP the costs incurred by the Group in the acquisition of new and renewal life insurance business are capitalised. These consist of the acquisition costs, principally relating to: commissions, marketing and advertising, processing and policy issuance. Together these are capitalised as an asset and amortised in relation to the profit margin of the policies acquired.

Deferred acquisition costs for conventional with-profits life insurance and other protection-type insurance policies are amortised in relation to premium income using assumptions consistent with those used in computing policyholder benefits provisions. Investment, universal life, and separate account contracts are amortised in proportion to the estimated gross profits or other appropriate measure arising from the contracts.

v) Policyholder liabilities

Under IFRS, future policyholder benefit provisions included in the Group’s balance sheet are calculated using either net or gross premium methods for conventional with-profits life insurance and other protection-type policies and are mainly based on fund value amongst other methods for unitised with-profits insurance policies and investment-type policies. Net premiums are calculated using assumptions for interest, mortality, morbidity and expenses. These assumptions are determined as prudent best estimates at the date of valuation.

Under US GAAP, for unitised with-profits insurance and other investment-type policies, the liability is represented by the policyholder’s account balance before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection–type insurance policies are developed using the net level premiums method. Assumptions for interest, mortality, morbidity, withdrawals and expenses were prepared using best estimates at date of policy issue (or date of company acquisition by the Group, if later) plus a provision for adverse deviation based on Group experience. Interest assumptions range from 4 per cent to 11 per cent.

vi) Undistributed policyholder allocations

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

Under IFRS all amounts in the with-profits fund not yet allocated to policyholders or shareholders are recorded in the liabilities attributable to policyholders on the Group’s balance sheet.

Under US GAAP a liability is established for undistributed policyholder allocations. The excess of assets over liabilities in the with-profits fund is allocated to the policyholders and shareholders in accordance with the proportions prescribed by the contracts. The remaining liability comprises the obligation of the insurance company to the policyholders.

vii) Separate account assets and liabilities

Under IFRS, segregated accounts are established for policyholder business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. This is referred to as linked business. Linked business can either be unit-linked, property-linked or index-linked. In the case of the unit-linked and property-linked business the policyholders bear the investment risk. The Group bears the investment risk relating to the index–linked business.

Under US GAAP, in 2004, Lloyds TSB Group adopted SOP 03-1. Prior to the issue of SOP 03-1, the unit-linked investment contract business of the Group was classified as ‘separate account’ and was held at fair value. SOP 03-1 sets stringent criteria for the use of ‘separate account’ classification which UK unit-linked funds are unable to meet. As a consequence, the assets and liabilities previously classified as separate account are now accounted for in the same way as other general account assets (as prescribed by SFAS No. 60) and general account liabilities.

56 Differences between IFRS and US GAAP (continued)

p Parent company US GAAP information

Note 57 sets out information in respect of Lloyds TSB Group plc, the parent company on an IFRS basis. Set out below are the IFRS to US  GAAP net income and equity reconciliations in respect of this company:

Reconciliation to US GAAP

	2005 £m	2004 £m

Shareholders’ funds (IFRS)	4,645	4,560
Derivatives and hedging	94	—
Revaluation of shares in group undertakings	6,242	6,898

Shareholders’ equity (US GAAP)	10,981	11,458

Under IFRS shares in group undertakings are held at cost; under US GAAP they are held at the parent company’s share of the net assets of the group undertakings.

Reconciliation of movements in shareholders’ equity under US GAAP

	2005 £m	2004 £m

Profit after tax (IFRS)	1,898	1,928
Derivatives and hedging	(8)	—
Share compensation schemes	(2)	(6)

Net income (US GAAP)	1,888	1,922
Dividends paid	(1,914)	(1,913)

	(26)	9
Issue of shares	26	10
Movements in relation to own shares	(2)	9
Share compensation schemes	49	25
Revaluation of shares in group undertakings	(524)	(487)

	(477)	(434)
Shareholders’ equity at 1 January (US GAAP)	11,458	11,892

Shareholders’ equity at 31 December (US GAAP)	10,981	11,458

57 Parent company disclosures

a Company income statement

	2005 £m	2004 £m

Net interest income	22	20
Other income	1,898	1,913

Total income	1,920	1,933
Operating expenses	(38)	(39)

Profit on ordinary activities before tax	1,882	1,894
Taxation credit	16	34

Profit for the year	1,898	1,928

b Company balance sheet

	2005 £m	2004 £m

Assets
Non-current assets:
Investments in subsidiaries	5,589	5,589
Loans to subsidiaries	1,723	1,723
Deferred tax assets	21	15

	7,333	7,327
Current assets:
Derivative financial instruments	188	—
Other assets	131	155
Amounts due from subsidiaries	164	76
Cash and cash equivalents	107	208
	590	439

Total assets	7,923	7,766

Equity and liabilities
Capital and reserves:
Share capital	1,420	1,419
Share premium account	1,170	1,145
Retained profits	2,055	1,996

Total equity	4,645	4,560

Non-current liabilities:
Subordinated liabilities	1,502	1,358

	1,502	1,358
Current liabilities:
Current tax liabilities	5	7
Amounts owed to subsidiaries	1,692	1,741
Other liabilities	79	100
	1,776	1,848

Total liabilities	3,278	3,206

Total equity and liabilities	7,923	7,766

57 Parent company disclosures (continued)

c Company cash flow statement

	2005 £m	2004 £m

Profit before tax	1,882	1,894
Profit on disposal of subsidiary	—	(1)
Dividend income	(1,913)	(1,913)
Fair value adjustment	9	—
Change in other assets	(72)	—
Change in other liabilities	(44)	(24)
Tax paid	12	(122)

Net cash used in operating activities	(126)	(166)

Cash flows from investing activities:
Disposal of businesses, net of cash disposed	—	1

Net cash generated by investing activities	—	1

Cash flows from financing activities:
Dividends received from subsidiaries	1,913	1,913
Dividends paid to equity shareholders	(1,914)	(1,913)
Proceeds from issue of ordinary shares and transactions in own shares held in respect of employee share schemes	26	11

Net cash generated by financing activities	25	11

Change in cash and cash equivalents	(101)	(154)
Cash and cash equivalents at beginning of year	208	362

Cash and cash equivalents at end of year	107	208

The above cash flow statement has been prepared under the provisions of IAS 7.

d Interests in subsidiaries

The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds TSB Group plc, are:

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

† Indirect interest

The country of registration/incorporation is also the principal area of operation for each of the above group undertakings except as follows:

Lloyds TSB Bank plc operates principally in the UK but also through branches in Belgium, Dubai, Ecuador, Gibraltar, Hong Kong, Japan, Luxembourg, Malaysia, Monaco, Netherlands, Paraguay, Singapore, Spain, Switzerland, Uruguay and the USA.

GLOSSARY

Term used	US equivalent or brief description

Accounts	Financial statements.

Associates	Long–term equity investments accounted for by the equity method.

ATM	Automatic Teller Machine.

Broking	Brokerage.

Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.

Called-up share capital	Ordinary shares, issued and fully paid.

Contract hire	Leasing.

Cashpoint	Automatic Teller Machine (ATM).

Creditors	Payables.

Dealing	Trading.

Debtors	Receivables.

Demutualisation	Process by which a mutual institution is converted into a public limited company.

Economic profit	See definition under ‘Operating and financial review and prospects – Economic profit’.

Endowment mortgage

An interest–only mortgage to be repaid by the proceeds of an endowment insurance policy which is assigned to the lender providing the mortgage. The sum insured, which is payable on maturity or upon the death of the policyholder, is used to repay the mortgage.

Finance lease	Capital lease.

Freehold	Ownership with absolute rights in perpetuity.

Hire purchase	See ‘Business – Business and activities of Lloyds TSB Group – Wholesale and International Banking – Asset Finance’.

Interchange	System allowing customers of different ATM operators to use any ATM that is part of the system.

ISA	Individual Savings Account.

Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.

Lien	Under UK law, a right to retain possession pending payment.

Life assurance	Life insurance.

Loan capital	Long–term debt.

Members	Shareholders.

Memorandum and articles of association	Articles and bylaws.

National Insurance

A form of taxation payable in the UK by employees, employers and the self-employed, used to fund benefits at the national level including state pensions, medical benefits through the National Health Service (NHS), unemployment and maternity. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.

Nominal value	Par value.

One-off	Non-recurring.

Open Ended Investment Company (‘OEIC’)	Mutual fund.

Ordinary shares	Common stock.

Overdraft	A line of credit, contractually repayable on demand unless a fixed–term has been agreed, established through a customer’s current account.

Premises	Real estate.

Profit attributable to equity shareholders	Net income.

Provisions	Reserves.

Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.

Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.

Retained profits	Retained earnings.

Share capital	Capital stock.

Shareholders’ equity	Stockholders’ equity.

Share premium account	Additional paid-in capital.

Shares in issue	Shares outstanding.

Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.

Tangible fixed assets	Property and equipment.

Term used	US equivalent or brief description

Undistributable reserves	Restricted surplus.

VaR	Value at Risk, see definition under ‘Operating and financial review and prospects – Risk management – Market risk – Exposures’.

Weighted sales	The sum of regular premiums plus one-tenth of single premiums paid by customers on life insurance, pensions and unit trusts.

With-profits sub-fund	See ‘Business – Business and activities of Lloyds TSB Group – Insurance and Investments – Life assurance, pensions and investments’.

FORM 20–F CROSS–REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page

Part I
Item 1.	Identity of Directors, Senior Management and Advisors
	A.	Directors and senior management	Not applicable.
	B.	Advisors	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected Financial Data	“Selected Consolidated Financial Data”	3
	B.	Capitalisation and indebtedness	Not required for annual report.
	C.	Reason for the offer and use of Proceeds	Not applicable.
	D.	Risk factors	“Risk Factors”	111
Item 4.	Information on the Company
	A.	History and development of the Company	“Business”	6
	B.	Business overview	“Business Overview”	2
	C.	Organisational structure	“Lloyds TSB Group Structure”	114
	D.	Property, plant and equipment	“Business – Properties”	10
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and Financial Review and Prospects”	13
	B.	Liquidity and capital resources	“Operating and Financial Review and Prospects–Liquidity and capital resources”	60
	C.	Research and development, intellectual property	Not applicable.
	D.	Trend information	“Operating and Financial Review and Prospects – Overview and trend information”	14
	E.	Off balance sheet arrangements	“Operating and Financial Review and Prospects – Liquidity and capital resources – Off balance sheet arrangements”	61
	F.	Tabular disclosure of contractual obligations	“Operating and Financial Review and Prospects – Liquidity and capital resources – Liquidity sources”	60
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and Employees–Directors and senior management”	77
	B.	Compensation	“Management and Employees – Compensation”	80
	C.	Board practices	“Management and Employees – Corporate governance – The board and its committees”	91
	D.	Employees	“Management and Employees – Employees”	90

	E.	Share ownership	“Management and Employees – Share ownership”	87
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major Shareholders and Related Party Transactions – Major shareholders”	95
	B.	Related party transactions	“Major Shareholders and Related Party Transactions – Related party transactions”	95
	C.	Interests of experts and counsel	Not applicable.
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial	“Consolidated Financial Statements”	F–1
		Information	“Business – Legal actions”	10
			“Dividends”	101
	B.	Significant changes	“Operating and Financial Review and Prospects”	13

	Form 20–F Item Number and Caption		Location	Page

Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing Information”	99
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing Information”	99
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not required for annual report.
	B.	Memorandum and Articles of Association	“Memorandum and Articles of Association of Lloyds TSB Group plc”	101
	C.	Material contracts	“Business – Material contracts”.	10
	D.	Exchange controls	“Exchange Controls”	106
	E.	Taxation	“Taxation”	107
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where You Can Find More Information”	110
	I.	Subsidiary information	“Lloyds TSB Group Structure”	114
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		“Operating and Financial Review and Prospects – Risk management”	36
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	Not applicable.
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Management and Employees – Corporate governance”	91
Item 16.	[Reserved by the Securities and Exchange Commission]
	A.	Audit committee financial expert	“Management and Employees – Corporate governance – The board and its committees– Audit committee”	91
	B.	Code of ethics	“Operating and Financial Review and Prospects – Risk management – People”	59
	C.	Principal accountant fees and services	“Management and Employees – Corporate governance – The board and its committees– Audit committee”	91
			“Notes to the accounts – Note 10 – Operating expenses”	F–25
	D.	Exemptions from the listing standards for audit committees	Not applicable.
	E.	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable.
Part III
Item 17.	Financial statements		Not applicable.
Item 18.	Financial statements		“Consolidated Financial Statements”	F–1
Item 19.	Exhibits		“Exhibits Index” and the pages following	119

EXHIBITS INDEX

1.			Memorandum and articles of association of Lloyds TSB Group plc.

2.	(i)		Limited Partnership Agreements dated 4 February 2000, relating to the preference securities.*

	(ii)		Trust Deed dated 25 April 2001, relating to the perpetual capital securities.*

4.	(b)	(i)	Service agreement dated 6 September 1991 between Lloyds TSB Bank plc and Michael E. Fairey.†

		(ii)	Service agreement dated 9 February 2000 between Lloyds TSB Bank plc and Archie G. Kane.†

		(iii)	Service agreement dated 19 October 2001 between Lloyds TSB Bank plc and J. Eric Daniels.†

		(iv)	Service agreement dated 30 May 2002 between Lloyds TSB Bank plc and Philip R. Hampton.†

		(v)	Service agreement dated 5 February 2003 between Lloyds TSB Bank plc and Stephen C. Targett.†

		(vi)	Service agreement dated 28 July 2000 between Lloyds TSB Group plc and Maarten A. van den Bergh.†

		(vii)	Service agreement dated 7 April 2003 between Lloyds TSB Group plc and David P. Pritchard.†

		(viii)	Service agreement dated 30 May 2003 between Lloyds TSB Bank plc and Peter G.E. Ayliffe.†

		(ix)	Service agreement dated 4 March 2004 between Lloyds TSB Bank plc and Helen A. Weir.▲

		(x)	Service agreement dated 29 July 2004 between Lloyds TSB Bank plc and G. Truett Tate.▪

		(xi)	Service agreement dated 23 May 2005 between Lloyds TSB Bank plc and Teresa A. Dial.▪

		(xii)	Service agreement dated 25 January 2006 between Lloyds TSB Group plc and Sir Victor Blank.

		(xiii)	Letter of appointment dated 24 April 2003 between Lloyds TSB Group plc and Wolfgang C. G. Berndt.

		(xiv)	Letter of appointment dated 20 November 1998 between Lloyds TSB Group plc and Ewan Brown.

		(xv)	Letter of appointment dated 21 September 2005 between Lloyds TSB Group plc and Jan P. Du Plessis.

		(xvi)	Letter of appointment dated 13 November 2001 between Lloyds TSB Group plc and Gavin J. N. Gemmell.

		(xvii)	Letter of appointment dated 18 November 2004 between Lloyds TSB Group plc and Sir Julian Horn-Smith.

		(xviii)	Letter of appointment dated 20 September 2001 between Lloyds TSB Group plc and DeAnne Julius.

		(xix)	Letter of appointment dated 24 April 2003 between Lloyds TSB Group plc and Angela A. Knight.

		(xx)	Letter of appointment dated 14 September 2005 between Lloyds TSB Group plc and Lord Leitch.

8.1		List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business.

12.1		Certification of J. Eric Daniels filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2		Certification of Helen A. Weir filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1		Certification of J. Eric Daniels and Helen A. Weir furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

*		Previously filed with the SEC, together with Lloyds TSB Group’s registration statement, on 25 September 2001.

†		Previously filed with the SEC on Lloyds TSB Group’s Form 20-F filed 23 June 2003.

▲		Previously filed with the SEC on Lloyds TSB Group’s Form 20-F filed 5 April 2004.

▪		Previously filed with the SEC on Lloyds TSB Group’s Form 20-F filed 29 June 2005.

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report.

LLOYDS TSB GROUP plc

By:	/s/ H A Weir

	Name:	Helen A Weir
	Title:	Group Finance Director

	Dated:	6 June 2006