Form 20-F
period 2006-12-31
LLOYDS TSB GROUP PLC
filed 2007-06-08
CIK 1160106

As filed with the Securities and Exchange Commission on 8 June 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2006

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of Lloyds TSB Group plc’s classes of capital or common stock as of 31 December 2006 was:

Ordinary shares, nominal value 25 pence each, as of 31 December 2006	5,637,964,437
Limited voting shares, nominal value 25 pence each, as of 31 December 2006	78,947,368
Preference shares, nominal value 25 pence each, as of 31 December 2006	600,400
Preference shares, nominal value 25 cents each, as of 31 December 2006	1,000,000
Preference shares, nominal value 25 euro cents each, as of 31 December 2006	0
Preference shares, nominal value Japanese ¥25 each, as of 31 December 2006	0

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

Yes ☐ No ☒

Presentation of information

In this annual report, references to ‘Lloyds TSB Group’ or ‘Group’ are to Lloyds TSB Group plc and its subsidiary and associated undertakings; references to ‘Lloyds TSB Bank’ are to Lloyds TSB Bank plc; and references to the ‘Consolidated Financial Statements’ or ‘financial statements’ are to Lloyds TSB Group’s Consolidated Financial Statements included in this annual report. References to the ‘Financial Services Authority’ are to the United Kingdom (the ‘UK’) Financial Services Authority.

The Lloyds TSB Group publishes Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS’). IFRS are issued by the International Accounting Standards Board (‘IASB’) and decisions regarding their adoption for use by European companies are taken in accordance with Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of the European Union dated 19 July 2002 on the application of international accounting standards (‘the IAS Regulation’). Article 4 of the IAS Regulation requires that the consolidated accounts of the Lloyds TSB Group are prepared in conformity with IFRS as adopted by the European Union. The accounting policies adopted by the Lloyds TSB Group in the Consolidated Financial Statements also comply with IFRS as issued by the IASB.

Unless noted otherwise, financial information contained in this annual report is presented in accordance with IFRS. IFRS differs from accounting principles generally accepted in the United States (‘US GAAP’). See note 52 to the Consolidated Financial Statements for a description of the significant differences between IFRS and US GAAP, a reconciliation of net income and shareholders’ equity from IFRS to US GAAP and condensed consolidated US GAAP financial statements.

Lloyds TSB Group publishes its Consolidated Financial Statements expressed in British pounds (‘pounds sterling’, ‘sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the ‘US’); references to ‘cent’ are to one-hundredth of one US dollar; references to ‘euro’ or ‘€’ are to the lawful currency of the member states of the European Union that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’ ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds TSB Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) in effect on 31 December 2006, which was $1.9586 = £1.00. The Noon Buying Rate on 31 December 2006 differs from certain of the actual rates used in the preparation of the Consolidated Financial Statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the Consolidated Financial Statements in accordance with IFRS.

Business overview

Lloyds TSB Group is a leading UK-based financial services group, whose businesses provide a wide range of banking and financial services in the UK and a limited number of locations overseas. At 31 December 2006 total Lloyds TSB Group assets were £343,598 million and Lloyds TSB Group had some 63,000 employees. Lloyds TSB Group plc’s market capitalisation at that date was some £32,200 million. The profit before tax for the 12 months to 31 December 2006 was £4,248 million and the risk asset ratios as at that date were 10.7 per cent for total capital and 8.2 per cent for tier 1 capital.

The operations of Lloyds TSB Group in the UK were conducted through over 2,000 branches of Lloyds TSB Bank, Lloyds TSB Scotland plc and Cheltenham & Gloucester plc at the end of December 2006. International business is conducted mainly in the US and continental Europe. Lloyds TSB Group’s services in these countries are offered largely through branches of Lloyds TSB Bank. Lloyds TSB Group also offers offshore banking facilities in a number of countries. For additional information see ‘Regulation’.

Lloyds TSB Group’s activities are organised into three divisions: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Services provided by UK Retail Banking include the provision of banking and other financial services to personal customers, private banking and mortgages. Insurance and Investments offers life assurance, pensions and investment products, general insurance and fund management services. Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses. It also provides asset finance and share registration services to personal and corporate customers, manages Lloyds TSB Group’s activities in financial markets through its treasury function and provides banking and financial services overseas.

The following table shows the results of Lloyds TSB Group’s UK Retail Banking, Insurance and Investments and Wholesale and International Banking segments and Central group items in each of the last three fiscal years. The impact of adopting IFRS, and in particular the increased use of fair values, has resulted in greater earnings volatility. In order to provide a more comparable representation of business performance this volatility has been separately analysed from the results of the individual business units so that, where appropriate, information is presented both in accordance with applicable accounting standards (‘statutory’) and on a basis which excludes volatility (‘excluding volatility’) (see ‘Operating and financial review and prospects – Line of business information – Volatility’).

	Profit before tax (statutory)			Profit before tax (excluding volatility)

	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m

UK Retail Banking	1,549	1,394	1,639	1,549	1,394	1,639
Insurance and Investments	1,383	1,474	916	973	725	778
Wholesale and International Banking	1,640	1,518	1,272	1,640	1,518	1,272
Central group items	(324)	(566)	(350)	(321)	(442)	(350)

Profit before tax, excluding volatility				3,841	3,195	3,339
Volatility*				407	625	138

Profit before tax	4,248	3,820	3,477	4,248	3,820	3,477

*	Volatility relates to Insurance and Investments (2006: £410 million; 2005: £749 million; 2004: £138 million) and Central group items (2006: £(3) million; 2005: £(124) million; 2004: £nil).

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

Selected consolidated financial data

The financial information set out in the tables below has been derived from the annual reports and accounts of Lloyds TSB Group plc for each of the past five years adjusted for subsequent changes in accounting policy and presentation. The financial statements for each of the years 2002 to 2006 have been audited by PricewaterhouseCoopers LLP, independent accountants.

As stated in ‘Presentation of information’, the financial statements for the years 2005 and 2006, together with the comparative information for 2004, have been prepared in accordance with IFRS which differs in certain significant respects from US GAAP. A discussion of the differences between IFRS and US GAAP and a reconciliation of certain IFRS amounts to US GAAP are included in note 52 to the financial statements.

IFRS	2006	2005	2004

Income statement data for the year ended 31 December (£m)[1]
Total income, net of insurance claims	11,104	10,540	9,661
Operating expenses	(5,301)	(5,471)	(5,297)
Trading surplus	5,803	5,069	4,364
Impairment losses on loans and advances	(1,555)	(1,299)	(866)
Profit before tax	4,248	3,820	3,477
Profit for the year	2,907	2,555	2,459
Profit for the year attributable to equity shareholders	2,803	2,493	2,392
Total dividend for the year[2]	1,927	1,915	1,914

Balance sheet data at 31 December (£m)[1]
Share capital	1,429	1,420	1,419
Shareholders’ equity	11,155	10,195	11,047
Customer accounts	139,342	131,070	119,811
Preferred securities	2,957	2,549	1,388
Undated subordinated liabilities	4,863	5,184	4,464
Dated subordinated liabilities	4,252	4,669	4,400
Loans and advances to customers	188,285	174,944	155,318
Total assets	343,598	309,754	284,422

Share information
Basic earnings per ordinary share	49.9p	44.6p	42.8p
Diluted earnings per ordinary share	49.5p	44.2p	42.5p
Net asset value per ordinary share	195p	180p	195p
Total dividend per ordinary share[2]	34.2p	34.2p	34.2p
Equivalent cents per share[2,3]	67.0c	62.2c	63.7c
Market price (year-end)	571.5p	488.5p	473p
Number of shareholders (thousands)	870	920	953
Number of ordinary shares in issue (millions)[4]	5,638	5,603	5,596

Financial ratios (%)[5]
Dividend payout ratio	68.7	76.8	80.0
Post-tax return on average shareholders’ equity	26.6	25.6	22.8
Post-tax return on average assets	0.88	0.84	0.92
Post-tax return on average risk-weighted assets	1.89	1.81	1.99
Average shareholders’ equity to average assets	3.2	3.2	3.9
Cost:income ratio[6]	47.7	51.9	54.8

Capital ratios (%)[7]
Total capital	10.7	10.9	10.1
Tier 1 capital	8.2	7.9	8.2

[1]	Comparative data for 2004 excludes the provisions of IAS 32, IAS 39 and IFRS 4, which were adopted with effect from 1 January 2005.

[2]

Annual dividends comprise both interim and final dividend payments. For the purposes of the IFRS disclosures in this table, the total dividend for the year represents the interim dividend paid during the year and the final dividend, which is paid and accounted for in the following year.

[3]	Translated into US dollars at the Noon Buying Rate on the date each payment was made.

[4]	This figure excludes the 79 million limited voting ordinary shares owned by the Lloyds TSB Foundations.

[5]	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds TSB Group.

[6]	The cost:income ratio is calculated as total operating expenses as a percentage of total income (net of insurance claims).

[7]

In order to provide a more meaningful comparison, capital ratios are shown at 1 January 2005, rather than 31 December 2004, in order to reflect the application of those accounting standards applied with effect from 1 January 2005.

Selected consolidated financial data

SELECTED US GAAP FINANCIAL DATA	2006	2005	2004	2003	2002

Income statement data for the year ended 31 December (£m)[1]
Total revenues, net of interest expense	19,321	20,413	16,668	14,139	10,498
Policyholder benefits and claims expense	(5,647)	(7,476)	(4,473)	(3,036)	(1,565)
Allowance for loan losses	(1,555)	(1,613)	(866)	(950)	(1,029)
Income before tax	3,657	2,605	3,214	4,220	2,378
Net income	1,815	1,351	1,508	3,231	1,753
Dividends	1,919	1,914	1,913	1,908	1,903

Balance sheet data at 31 December (£m)
Shareholders’ equity	10,752	10,981	11,458	11,892	10,164
Deposits	175,736	162,491	159,546	140,451	141,777
Loans, net of provisions	188,886	173,981	152,428	134,043	134,202
Total assets	340,205	305,917	281,598	251,158	254,352

Share information (pence per ordinary share)
Basic earnings	32.3	24.1	27.0	57.9	31.5
Diluted earnings	32.1	24.0	26.8	57.7	31.3
Net asset value	188	193	202	210	180
Dividends	34.2	34.2	34.2	34.2	34.2

Financial ratios (%)[2]
Dividend payout ratio	105.7	141.7	126.9	59.1	108.6
Post-tax return on average shareholders’ equity	16.7	12.0	12.9	29.3	14.8
Post-tax return on average assets	0.80	0.60	0.65	1.29	0.73
Average shareholders’ equity to average assets	3.4	3.8	4.4	4.4	4.8

[1]	For the purposes of this five year summary, income statement items in respect of discontinued operations have been aggregated with those of continuing operations.

[2]

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

Exchange rates

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2007 May	2007 April	2007 March	2007 February	2007 January	2006 December

US dollars per pound sterling:
High	2.00	2.01	1.97	1.97	1.98	1.98
Low	1.97	1.96	1.92	1.94	1.93	1.95

For the years shown the averages of the US dollar Noon Buying Rates per pound sterling on the last day of each month were:

	2006	2005	2004	2003	2002

US dollars per pound sterling:
Average	1.86	1.81	1.84	1.64	1.51

On 31 May 2007, the latest practicable date, the US dollar Noon Buying Rate was $1.9797 = £1.00. Lloyds TSB Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

Business

History and development of Lloyds TSB Group

The history of the Lloyds TSB Group can be traced back to the 18th century when the banking partnership of Taylor and Lloyds was established in the UK. Lloyds Bank Plc was incorporated in 1865 and during the late 19th and early 20th centuries entered into a number of acquisitions and mergers, significantly increasing the number of banking offices in the UK.

In 1988 Lloyds Bank Plc acquired a majority shareholding in Abbey Life Group plc (renamed Lloyds Abbey Life plc (‘LAL’)) in return for the sale to LAL of five of Lloyds TSB Bank’s businesses; and in 1995 it acquired the business of Cheltenham and Gloucester Building Society.

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

In 1995, TSB Group plc merged with Lloyds Bank Plc. Under the terms of the merger, the TSB and Lloyds Bank groups were combined under TSB Group plc, which was re-named Lloyds TSB Group plc with Lloyds Bank Plc, which was subsequently renamed Lloyds TSB Bank plc, the principal subsidiary. In 1999, the businesses, assets and liabilities of TSB Bank plc, the principal banking subsidiary of the TSB Group prior to the merger, and its subsidiary Hill Samuel Bank Limited were vested in Lloyds TSB Bank plc. In 1996, the Lloyds TSB Group acquired the minority interest in LAL and in 2000, Lloyds TSB Group acquired Scottish Widows. In addition to being one of the leading providers of banking services in the UK, this transaction also positioned Lloyds TSB Group as one of the leading suppliers of long-term savings and protection products in the UK.

In more recent years, the Lloyds TSB Group has disposed of a number of its overseas operations, as part of the process of managing its portfolio of businesses to focus on its core markets. These disposals have resulted in a significant reduction in the size of the Lloyds TSB Group’s international business. For additional information on the Lloyds TSB Group see ‘Business Overview’.

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

Two non-executive directors, Mr M.A. van den Bergh and Mrs A.A. Knight, left the board on 11 May and 31 October 2006 respectively. Dr Julius retired at the annual general meeting on 9 May 2007. Mr P.N. Green was appointed a non-executive director on 10 May 2007.

Sir Victor Blank joined the board as deputy chairman on 1 March 2006 and became chairman of Lloyds TSB Group at the annual general meeting on 11 May 2006, on the retirement of Mr van den Bergh.

Strategy of Lloyds TSB Group

In an environment of strong competition, Lloyds TSB Group believes that shareholder value can best be achieved by:

•	focusing on markets where it can build and sustain competitive advantage;

•	developing business strategies for those markets which are founded on being profitably different in the way it creates customer value; and

•	building a high-performance organisation focused on the right goals and the best possible execution of those strategies.

Reflecting this, in 2003 the Lloyds TSB Group put in place a three-phase strategy. In phase 1, now completed, the Lloyds TSB Group focused on enhancing the quality of its earnings by exiting businesses which were not regarded as core or which added unnecessary volatility to its earnings. During this phase, the Lloyds TSB Group divested businesses in New Zealand and Latin America, markets in which it did not expect to be able to build and sustain competitive advantage. In phase 2, Lloyds TSB Group’s focus is on accelerating growth by deepening its customer relationships and improving its productivity and, in the process, building competitive advantage through enhancing its capabilities. This has already resulted in improved earnings growth in the Lloyds TSB Group’s core markets. In phase 3, the Lloyds TSB Group expects to leverage its financial strength and enhanced capabilities in new markets.

Lloyds TSB Group remains alert for opportunities to grow inorganically to complement its organic strategies and help provide new opportunities for profitable growth, both in the UK and overseas. In delivering this strategy Lloyds TSB Group believes that shareholder value will be maximised over time.

Business

Markets

Lloyds TSB Group continues to focus on building competitive advantage in its core markets by seeking opportunities to consolidate its position in businesses where it is already strong, through a combination of organic growth and acquisitions, and by divesting businesses in markets where it is not a leader and cannot aspire reasonably to leadership.

Strategy

Lloyds TSB Group’s strategy for phase 2 is based on a belief that sustained growth comes from simultaneously focusing on (i) building strong customer franchises, (ii) continuous productivity improvement and (iii) maximising capital efficiency.

(i) Strong customer franchises

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

Strong franchises depend on having highly motivated employees. Since 2003, measures of the Lloyds TSB Group’s employee engagement from an independent survey by Towers Perrin – ISR have shown a sustained steady improvement across all divisions, so that by 2006, the Lloyds TSB Group’s score was on a par with the UK’s highest performing companies and 6 per cent above the UK financial services norm. Towers Perrin – ISR research shows that high employee engagement scores are positively correlated with business performance.

Motivated employees, combined with investments in improving service, help to build customer satisfaction. The Lloyds TSB Group’s customer satisfaction scores have also improved consistently in recent periods, as shown by our internal CARE scores and supported by external estimates from MORI. The Lloyds TSB Group will continue to invest in the drivers of customer satisfaction, with a goal of moving beyond satisfaction to customer advocacy. Against a background of improving customer satisfaction the Lloyds TSB Group has stronger sales and income growth in its three business divisions, UK Retail Banking, Insurance and Investments and Wholesale and International Banking.

(ii) Continuous productivity improvement

Superior economic profit growth also requires a continuous focus on productivity improvement, which drives both improved customer service and cost reduction. In recent years, the Lloyds TSB Group has been building a set of capabilities in ‘six sigma’ (error reduction) ‘lean manufacturing’ (operations efficiency) and procurement. Alongside those capabilities, the Lloyds TSB Group applies an ‘income growth must exceed cost growth’ discipline in setting goals for each business, requiring a wider gap between income growth and cost growth for lower growth/return businesses than for higher growth/return businesses. Finally, the Lloyds TSB Group has been simplifying management structures, aiming to reduce layers of management and increase spans of control. A further discussion of economic profit is set out on page 23.

The results are showing across all three divisions in much reduced error rates in key processes, growing levels of income per employee and falling unit costs, without impacting investment in future growth. Further improvements in the Lloyds TSB Group’s cost:income ratio are expected going forward as these capabilities and disciplines are extended further.

(iii) Capital efficiency

Lloyds TSB Group measures value internally by economic profit growth, a measure of financial performance which signals unambiguously where value is being created or destroyed. It has developed a framework to be able to measure economic equity requirements across all its businesses, taking into account market, credit, insurance, business and operational risk. Using economic profit as a key performance measure enables the Lloyds TSB Group to understand which strategies, products, channels and customer segments are destroying value and which are creating the most value and to make better capital allocation decisions as a result. Economic profit metrics also drive management of our balance sheet, and the Lloyds TSB Group has recently initiated an active programme of securitisation and the structuring and distribution of risk. See ‘Operating and Financial Review and Prospects – Risk management’.

The application of these economic profit disciplines, alongside goal-setting linked to ensuring that revenue growth constantly exceeds cost growth, has already been reflected in significant improvement in the capital efficiency of the Lloyds TSB Group’s Insurance and Investments division and by a shift in business mix towards sectors offering higher risk-adjusted returns in wholesale banking. By the continued rigorous application of these disciplines at every level, the Lloyds TSB Group expects to further improve capital efficiency going forward.

It is the Lloyds TSB Group’s belief that the set of management processes and capabilities being built to drive differentiated customer satisfaction, continuously improve productivity and maximise capital efficiency will enable the Lloyds TSB Group to achieve its phase 2 goal of double digit economic profit growth over time and, in phase 3, expand from strength into new markets.

Business

Business and activities of Lloyds TSB Group

Lloyds TSB Group’s activities are organised into three divisions: UK Retail Banking, Insurance and Investments, and Wholesale and International Banking. The main activities of Lloyds TSB Group’s three divisions are described below.

UK Retail Banking

UK Retail Banking provides banking, financial services, mortgages and private banking to some 16 million personal customers through the Lloyds TSB Group’s multi-channel distribution capabilities.

Branches. Lloyds TSB Group provides wide-reaching geographic branch coverage in England, Scotland and Wales, with over 2,000 branches of Lloyds TSB Bank, Lloyds TSB Scotland plc (‘Lloyds TSB Scotland’) and Cheltenham & Gloucester plc (‘Cheltenham & Gloucester’ or ‘C&G’) as at the end of 2006.

Internet banking. Internet banking provides online banking facilities for personal customers. Some 4.4 million customers have registered to use Lloyds TSB Group’s internet banking services. At the end of 2006, these customers were conducting more than 57 million transactions per month online, a 24 per cent increase on 2005.

Telephone banking. Telephone banking continues to grow and Lloyds TSB Group now provides one of the largest telephone banking services in Europe. At the end of 2006, some 5.3 million customers had registered to use the services of PhoneBank and the automated voice response service, PhoneBank Express. Lloyds TSB Group’s telephone banking centres handled some 62 million calls during 2006.

Cash machines. Lloyds TSB Group has one of the largest cash machine networks of any leading banking group in the UK and, at 31 December 2006, personal customers of Lloyds TSB Bank and Lloyds TSB Scotland were able to withdraw cash and check balances through some 4,100 ATMs at branches and external locations around the country. In addition, our personal customers have access to over 60,000 cash machines via LINK in the UK and to cash machines worldwide through the VISA and MasterCard networks.

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

Cards. Lloyds TSB Group provides a range of card-based products and services, including credit and debit cards and card transaction processing services for retailers. Lloyds TSB Group is a member of both the VISA and MasterCard payment systems and has access to the American Express payment system. The Lloyds TSB Group had a 12.4 per cent share of outstanding UK card balances at 31 December 2006.

Mortgages. Cheltenham & Gloucester is Lloyds TSB Group’s specialist residential mortgage provider, offering a range of mortgage products to personal customers through its own branches and those of Lloyds TSB Bank in England and Wales, as well as through the telephone, internet and postal service, Mortgage Direct. Lloyds TSB Group also provides mortgages through Lloyds TSB Scotland and Scottish Widows Bank. Lloyds TSB Group is one of the largest residential mortgage lenders in the UK on the basis of outstanding balances, with mortgages outstanding at 31 December 2006 of £95,333 million, representing a market share of 8.8 per cent.

UK Wealth Management. Wealth Management provides financial planning and advice for Lloyds TSB Group’s affluent customers, providing financial solutions across investments, retirement planning and income, trusts, tax and estate planning as well as share dealing. Expert advice is provided through a large population of Lloyds TSB financial planners who can be accessed via the retail branch network and Private Banking offices nationwide. Customers are also provided with access to relationship banking as part of Lloyds TSB Private Banking, one of the largest private banks in the UK.

Insurance and Investments

Insurance and Investments offers life assurance, pensions and investment products, general insurance and fund management services.

Life assurance, pensions and investments. Scottish Widows is Lloyds TSB Group’s specialist provider of life assurance, pensions and investment products, which are distributed through Lloyds TSB Bank’s branch network, through independent financial advisers and directly via the telephone and the internet. The Scottish Widows brand is the main brand for new sales of Lloyds TSB Group’s life, pensions, Open Ended Investment Companies (‘OEICs’) and other long-term savings products.

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

Other life and pensions products are generally written from the Non-Profit sub-fund. Examples include unit-linked policies, annuities, term assurances and health insurance (under which a predetermined amount of benefit is payable in the event of an insured event such as being unable to work through sickness). The benefits provided by linked policies are wholly or partly determined by reference to a specific portfolio of assets known as unit-linked funds.

General insurance. Lloyds TSB General Insurance provides general insurance through the retail branches of Lloyds TSB Bank and Cheltenham & Gloucester, and through a direct telephone operation and the internet. Lloyds TSB General Insurance is one of the leading distributors of household insurance in the UK.

Business

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

Wholesale

Corporate Markets. Combining the respective strengths of some 3,000 people in Corporate Banking, Structured Finance and Financial Markets, plays an integral role in leveraging and expanding the customer franchise and building deep, long-lasting relationships with around 18,000 corporate customers.

Corporate Banking manages the core customer franchise, providing a relationship-based financial and advisory service to the corporate market place through dedicated regional teams throughout the UK and key strategic locations abroad, including New York. Customers have access to expert advice and a broad range of financial solutions. Relationship Managers act as a conduit to product and service partners in Corporate Markets and other parts of the Lloyds TSB Group.

Structured Finance comprises the structured asset finance, leveraged lending and private equity and other transactional lending and structuring businesses of Corporate Markets. Structured Finance executes transactions with existing corporate customers as well as introducing new-to-bank relationships to the franchise.

Financial Markets provides market access to sources of liquidity, hedging tools and investment products on behalf of Lloyds TSB Group and its customers. Financial Markets also provides risk management solutions to corporate customers. Through its Debt Capital Markets capability, Financial Markets delivers a range of solutions across a number of markets encompassing debt origination and syndication, securitisation, structured credit, credit derivatives and private placements.

Registrars. Lloyds TSB Registrars is the UK’s leading provider of share registration services and employee share plans. It acts for over 650 client companies, including around 60 per cent of the FTSE 100.

Asset Finance. Lloyds TSB Group’s asset finance businesses provide individuals and companies with finance through leasing, hire purchase and contract hire packages. Hire purchase, or instalment credit, is a form of consumer financing where a customer takes possession of goods on payment of an initial deposit but the legal title to the goods does not pass to the customer until the agreed number of instalments have been paid and the option to purchase has been exercised. Through its invoice discounting and factoring subsidiary, Lloyds TSB Commercial Finance, Lloyds TSB Group provides working capital finance for its customers. Specialist personal lending, store credit and the Dutton-Forshaw motor dealerships complete this group of businesses. Altogether, Asset Finance has over 1.7 million individual customers and relationships with some 40,000 companies and small businesses.

Business Banking. A growing business which has relationships with some 600,000 small businesses managed by business managers based in 500 locations throughout the UK. Lloyds TSB Group has a leading share of the new business start-up market, with some 100,000 new businesses opening an account with the Lloyds TSB Group in 2006. The main activity of The Agricultural Mortgage Corporation is to provide long-term finance to the agricultural sector.

International Banking

The Lloyds TSB Group has continued to shape its international network to support its UK operations.

Offshore banking. Lloyds TSB Group’s offshore banking operations comprise offices in the UK, the Channel Islands, the Isle of Man, Hong Kong, Singapore, Malaysia and overseas representative offices in Europe, the Middle East, Africa, Asia and the Americas. The business provides a wide range of retail banking, wealth management and expatriate services to local island residents, UK expatriates, foreign nationals and to other customers requiring offshore financial services.

International private banking. Lloyds TSB Group has international private banking operations for wealthy individuals. The business is conducted through branches of Lloyds TSB Bank located in Switzerland, Luxembourg, Monaco, Gibraltar, Uruguay, Dubai and the US, supported by representative offices in Latin America.

International corporate banking. Serves the corporate and institutional market in Europe, the Middle East and Japan through offices in Belgium, France, the Netherlands, Spain, Dubai and Japan.

Latin American banking. Lloyds TSB Group continues to have offices in Ecuador and Uruguay which provide mainly corporate banking services. The sale of the business in Paraguay was completed on 3 May 2007 following receipt of the required regulatory approval.

A new organisational structure for Wholesale and International Banking is effective in 2007. The division’s corporate customers with turnover between £2 million and £15 million per annum have been transferred from Corporate Markets to Business Banking, which has been renamed Commercial Banking; in addition, Lloyds TSB Commercial Finance has been transferred from Asset Finance to Commercial Banking.

In May 2007, the Lloyds TSB Group announced the sale of Lloyds TSB Registrars (see ‘Recent developments’ below).

Business

Material contracts

Lloyds TSB Group and its subsidiaries are party to various contracts in the ordinary course of business. In 2006, there have been no material contracts entered into outside the ordinary course of business.

Recent developments

Sale of the business and assets of Lloyds TSB Registrars

The Lloyds TSB Group announced on 22 May 2007 that it has agreed the sale of the business and assets of Lloyds TSB Registrars for a total cash consideration of £550 million, subject to completion and other adjustments. The transaction is expected to be completed in the second half of 2007 and is subject to regulatory approval. Subject to completion and other adjustments, it is expected that a profit before tax of circa £440 million (tax: £nil) will be recognised in the income statement of Lloyds TSB Group for the year ending 31 December 2007.

Trading statement

Lloyds TSB Group issued a trading statement on 8 June 2007, which included the following comments:

Lloyds TSB has continued to make strong progress in the first half of 2007 and expects to deliver a good trading performance and accelerated profit momentum. We have continued to extend the reach and depth of our customer relationships, achieving good sales growth throughout the organisation, whilst improving productivity and efficiency. This has led to revenue growth remaining well ahead of cost growth. In addition, credit quality remains satisfactory. As a result, we expect to deliver double digit growth in profit before tax, earnings per share and economic profit, before volatility, in the first half of 2007, compared to the first half of 2006.

Continued progress in UK Retail Banking: The Retail Bank continues to make good progress, with further strong growth in product sales, and continued good revenue growth in the first half of 2007. We continue to increase our market share of new current account customers, and have been successful in increasing our share of the added value current account market. We have also delivered a good performance in the growing savings and investment market, especially in bank savings and bancassurance, although consumer demand for unsecured lending has remained subdued. In mortgages, the Group has continued to maintain high levels of asset quality by focusing largely on the prime UK mortgage market. Our overall market share of net new mortgage lending in the first half of 2007 is expected to be broadly in line with our outstanding stock position.

Good sales growth in Insurance and Investments: In Insurance and Investments, we have continued to achieve good levels of sales growth in life, pensions and long-term savings, particularly in the bancassurance channel. Sales of protection products have been strong following the launch of the Group’s new protection platform ‘Protection for Life’ in the second half of 2006. New business margins remain robust. In General Insurance, we have delivered improved home insurance sales and good cost control, although there has been an increase in weather related claims.

Good trading momentum in Wholesale and International Banking: In Wholesale and International Banking, good trading momentum has been maintained with continued strong growth in Corporate Markets and Commercial Banking. In Corporate Markets, we have continued to develop new revenue streams in areas such as securitisation, structured credit and credit loan trading, and this has led to increased cross-selling revenues. In Commercial Banking, we have maintained our market leading share of new business start-ups, as well as increasing the number of customers switching to Lloyds TSB from other financial services providers. Revenue growth continues to exceed cost growth despite income pressure in the Asset Finance consumer businesses, reflecting lower levels of consumer demand and the tightening of credit criteria, and further investment in our higher growth businesses.

Strong Group cost performance: The Group’s strong cost performance has continued, resulting in a further substantial improvement in the Group’s cost: income ratio. The Group’s programme of efficiency improvements is progressing well and we continue to expect to deliver net benefits of approximately £125 million in 2007.

Overall credit quality remains satisfactory: Overall, Group asset quality remains satisfactory and we expect the Group’s impairment charge as a percentage of average lending for the half-year to be lower than in the first half of last year. During the first quarter of 2007, we saw a reduction in the level of bankruptcies and Individual Voluntary Arrangements (IVAs), compared to the fourth quarter of 2006. The quality of new unsecured lending has continued to be strong and our arrears and delinquency trends have remained good. In addition, the asset quality in our mortgage portfolio has remained excellent. The retail impairment charge for the first half of 2007 is expected to be broadly flat, compared to the charge in the first half of 2006. In Wholesale, corporate and small business asset quality has remained strong with no signs of deterioration in the overall quality of our lending. The quality of business remains good, and the level of corporate provisions is expected to remain relatively low during 2007, albeit at a higher level than last year, largely as a result of lower releases and recoveries.

Capital ratios remain robust: The Group’s capital ratios remain robust and the annualised rate of risk-weighted asset growth in the first half of 2007 is expected to be in our targeted mid-to-high single digit range. This has been supported by the Group’s continued move towards an ‘origination and distribution’ model of balance sheet management. During May 2007, we completed a residential mortgage-backed securitisation (RMBS) of £3.1 billion. The capital position of Scottish Widows remains strong and we repatriated a further £400 million of surplus capital to the Group during the first quarter of 2007.

Business

Wholesale and International Banking restructure: We have recently re-aligned the Wholesale and International Banking organisational structure to better meet customer needs and improve efficiency. Customers with turnover between £2 million and £15 million per annum have moved from Corporate Markets to Business Banking, which has been renamed Commercial Banking. Our asset-backed lending business is now also part of Commercial Banking, thus combining the considerable relationship and product expertise within our teams to serve our customers better.

Continuing to build our strong customer franchises and delivering on our financial goals: Eric Daniels, Group Chief Executive, said “In addition to delivering our short-term financial goals, we are continuing to build and enhance our long-term customer franchises throughout the Group. By doing so, we believe that we can deliver sustained double digit economic profit growth over time. The Group remains firmly on track to deliver a good trading performance for the first half of 2007 and, as we look to the future, we are increasingly confident in the Group’s earnings growth prospects.”

Other than the recent developments described in this section there has been no significant change since the date of the Consolidated Financial Statements.

Properties

As at 31 December 2006, Lloyds TSB Group occupied 3,499 properties in the UK. Of these, 579 were held as freeholds, 69 as long-term leaseholds and 2,851 as short-term leaseholds. The majority of these properties are retail branches and ATM sites, widely distributed throughout England, Scotland and Wales. Other buildings include the Lloyds TSB Group’s head office in the City of London, and customer service and support properties located to suit business needs, but clustered largely in London, Birmingham and Bristol (in England), Edinburgh (in Scotland) and Cardiff and Newport (in Wales).

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

Competitive environment

Lloyds TSB Group’s key markets are in the UK, in both the retail and wholesale financial services sectors, where the markets are relatively mature. Retail banking markets have shown strong rates of growth in recent years, notably in consumer borrowing and mortgages; the resultant higher rates of consumer indebtedness may affect the rate of growth going forward. The markets for life, pensions and investment products are expected to continue to grow in a number of key areas. Investment sales have recovered reflecting rising stock markets and the return of investor confidence; sales of pensions products were boosted by changes in legislation in 2006. Wholesale markets have shown strong growth recently, and cyclically low levels of bad debt. Going forward, some slowing of market growth is likely, together with a return to more normal levels of bad debt.

Lloyds TSB Group’s competitors include all the major financial services companies operating in the UK. In the retail banking market, Lloyds TSB Group competes with banks and building societies, major retailers and internet-only providers. In the mortgage market, competitors include the traditional banks and building societies and new entrants to the market, with the market becoming increasingly competitive as both new entrants and incumbents endeavour to gain market share.

The fragmented nature of the life, pensions and investments market in the UK has resulted in some consolidation within certain product sectors, but the overall share of new business of the top ten providers remains broadly similar. However, on closed books there has been some activity led by non-traditional players. In the general insurance sector, the long-term trend of consolidation amongst underwriters and brokers continues, while distribution remains fragmented through growth in the number of affinity partnerships.

In the wholesale banking market, the Lloyds TSB Group competes with both UK and foreign financial institutions; in asset finance the main competition comes from other banks and specialised asset finance providers.

In the UK and elsewhere, there is continuing political and regulatory scrutiny of financial services:

Competition Commission

In February 2007 the Office of Fair Trading, following its own market study launched in April 2006, referred the payment protection insurance market to the Competition Commission, which will report within two years.

Office of Fair Trading (‘OFT’)

The following reviews and inquiries are being carried out:

The OFT is carrying out a review of undertakings given by some banks in 2002 regarding the supply of banking services to small and medium-sized entities (‘SMEs’).

The OFT is conducting an inquiry into credit card interchange fees charged by both the MasterCard and Visa networks.

The OFT is also undertaking an in-depth study of retail bank pricing which will sit alongside a formal investigation into the fairness of bank current account charges. The market study will enable the OFT to consider wider questions about competition and price transparency in the provision of personal current accounts and obtain the necessary context for assessing the fairness of unauthorised overdraft charges.

Business

The European Commission

The European Commission is conducting its own inquiry into retail banking services across the European Union.

The European Commission is also considering a number of regulatory proposals including a Consumer Credit Directive, a Payment Services Directive and revised capital adequacy requirements for insurance companies (Solvency II). This is in addition to a number of EU directives, including the Markets in Financial Instruments Directive (‘MiFID’) and the Capital Requirements Directive, which are currently being implemented in the UK.

These investigations and any connected matters are likely to affect the industry and have an impact on the Lloyds TSB Group’s business. Lloyds TSB Group is considering actions to mitigate any financial impact. The net effect from a product and cost/income perspective is currently under consideration. However the Lloyds TSB Group is presently unable to quantify with any reasonable certainty the aggregate cost or income implications in relation to the above inquiries.

Operating and financial review and prospects

The results discussed below are not necessarily indicative of Lloyds TSB Group’s results in future periods. The following information contains certain forward-looking statements. For a discussion of certain cautionary statements relating to forward-looking statements, see ‘Forward-Looking Statements’.

The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements and the related notes thereto included elsewhere in this annual report. For a discussion of the accounting policies used in the preparation of the Consolidated Financial Statements, see ‘Accounting policies’ in note 1 to the Consolidated Financial Statements. The Consolidated Financial Statements are prepared in accordance with IFRS, which varies in certain significant respects from US GAAP. A discussion of such differences and a reconciliation of certain IFRS amounts to US GAAP is included in note 52 to the Consolidated Financial Statements. Certain information for years prior to 2004 has been prepared under UK GAAP, which is not comparable with IFRS.

Operating and financial review and prospects

Overview and trend information

Lloyds TSB Group has operations in both the UK and overseas; however, its earnings are heavily dependent upon its domestic activities and in 2006 substantially all of Lloyds TSB Group’s profit before tax was derived from its UK operations. The state of the UK economy, therefore, has significant implications for the way in which Lloyds TSB Group runs its business and its performance.

After increasing to growth of around 2.7 per cent in 2006, the UK economy is expected to slow somewhat to growth of around 2.6 per cent in 2007. Retail price inflation rose during 2006, partly following increases in fuel prices, and the Bank of England increased base rates from 4.5 per cent at the start of 2006 to 4.75 per cent in August 2006 and to 5.0 per cent in November 2006. House price inflation, however, remained buoyant and there was continuing growth in mortgage lending, although unsecured personal lending growth has levelled off. Looking forward to 2007, the Bank of England has raised interest rates by 0.25 per cent in January 2007 and a further 0.25 per cent in May 2007 and it is clear that rates will be raised further if this is deemed necessary in order to control inflation. Consumer confidence is expected to remain good as there will be an increase in demand for labour, although labour supply is also expected to grow as a result of immigration and the return to work of older workers. Slower global growth and the strength of sterling are, however, expected to act as a drag on exports in 2007.

Against this economic backdrop, there has been continued growth in each of Lloyds TSB Group’s three divisions: (i) UK Retail Banking, as a result of strong growth in mortgage and customer deposit balances with costs remaining tightly controlled, although unsecured personal lending is largely flat, and impairment charges rose significantly reflecting a marketwide deterioration in retail credit quality as a result of more customers, with higher levels of indebtedness, experiencing repayment difficulties; (ii) Insurance and Investments, as a result of increased sales, particularly of Open Ended Investment Company products, and an increase in the new business margin; and (iii) Wholesale and International Banking, which has seen further good progress in building the Corporate Markets business and strong franchise growth in Business Banking.

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

Results of operations – 2006, 2005 and 2004

The Lloyds TSB Group first applied IFRS as adopted by the European Union (EU) in its financial statements for the year ended 31 December 2005. IFRSs as adopted by the EU are identical in all respects to the current IFRSs as issued by the IASB, except for the EU’s amendment to IAS 39. The Lloyds TSB Group has not taken advantage of the EU’s amendment to IAS 39; accordingly, there would be no change to the reported income or equity if Lloyds TSB Group were to adopt fully the current IFRSs as issued by the IASB. The rules for first time adoption of IFRS required the application of certain exceptions and permitted certain other transition exemptions. The application of these exceptions and exemptions means that the 2004 figures disclosed are not fully comparable with those presented in respect of 2005 and 2006.

Summary

	2006	2005	2004
	£m	£m	£m

Net interest income	5,537	5,671	5,110
Other income	14,136	17,055	14,173

Total income	19,673	22,726	19,283
Insurance claims	(8,569)	(12,186)	(9,622)

Total income, net of insurance claims	11,104	10,540	9,661
Operating expenses	(5,301)	(5,471)	(5,297)

Trading surplus	5,803	5,069	4,364
Impairment losses on loans and advances	(1,555)	(1,299)	(866)
Profit (loss) on sale and closure of businesses	—	50	(21)

Profit before tax	4,248	3,820	3,477
Taxation	(1,341)	(1,265)	(1,018)

Profit for the year	2,907	2,555	2,459

Profit attributable to minority interests	104	62	67
Profit attributable to equity shareholders	2,803	2,493	2,392

Profit for the year	2,907	2,555	2,459

Economic profit[1]	1,855	1,616	1,448

[1]

Lloyds TSB Group defines economic profit as the earnings on the equity invested in the business less a notional charge for the cost of the equity invested in that business. See ‘Operating and financial review and prospects – Economic profit’.

Operating and financial review and prospects

2006 compared with 2005

In 2006 the Lloyds TSB Group’s profit before tax was £4,248 million which was £428 million, or 11 per cent, higher than £3,820 million in 2005. Profit attributable to shareholders was £310 million, or 12 per cent, higher at £2,803 million compared to £2,493 million in 2005. Earnings per share were 12 per cent higher at 49.9p in 2006, compared to 44.6p in 2005.

Net interest income decreased by £134 million, or 2 per cent, to £5,537 million compared to £5,671 million in 2005. Average interest-earning assets increased by £26,218 million, or £25,177 million excluding fine margin reverse repurchase agreement balances. This reflects growth in mortgage lending, in Corporate and Business Banking lending and in relatively low margin treasury and structured finance balances. The net interest margin was 34 basis points lower at 2.28 per cent, or 37 basis points lower at 2.44 per cent when the fine margin reverse repurchase agreement balances are excluded. This overall margin decline reflects a decrease in policyholder-related net interest income in the Insurance and Investments business together with a change in portfolio mix.

Other income was £2,919 million, or 17 per cent, lower at £14,136 million compared to £17,055 million in 2005. Fees and commission income was £126 million, or 4 per cent, higher at £3,116 million; UK current account fees were £59 million higher, reflecting growth in added value account packages, and other UK fees and commissions were £169 million higher with increased company registration, OEIC, private banking and asset management fees. However, insurance broking commissions were £52 million lower and card fees were also £52 million lower as a result of the sale of the Goldfish portfolio at the end of 2005. Fee and commission expense was little changed as decreases in asset finance dealer commissions and card fees payable were largely offset by activity-related increases in the insurance businesses. Net trading income was £2,957 million lower; this largely reflects lower policyholder gains within the insurance and investment businesses for which there is a largely offsetting movement within insurance claims expense. Insurance premium income was £250 million higher and other operating income was £334 million lower; this decrease reflects the impact of the UK Financial Services Authority’s (‘FSA’s’) new valuation rules upon the value of in-force business.

Insurance claims expense of £8,569 million in 2006 was £3,617 million, or 30 per cent, lower than £12,186 million in 2005. This decrease is principally attributable to lower returns on policyholder investments and the consequential reduction in amounts credited to policyholders. Claims expense has also been reduced by releases from actuarial reserves that offset the negative impact of the FSA’s Policy Statement on the value of in-force business.

Operating expenses were £170 million, or 3 per cent, lower at £5,301 million in 2006 compared to £5,471 million in 2005. Excluding the pension schemes related credit of £128 million in 2006 and the customer remediation provision of £150 million in 2005, operating expenses were £108 million, or 2 per cent, higher at £5,429 million in 2006 compared to £5,321 million in 2005. Staff costs, excluding the pension schemes related credit, were £14 million higher; the impact of annual pay rises and increased bonus and incentive payments was largely offset by reduced staff numbers and lower levels of redundancy and outsourcing costs. Premises and equipment costs were £33 million higher, as a result of business rate increases and higher levels of systems related spend. Other costs, excluding the £150 million customer remediation provision in 2005, were £87 million higher as a result of increased communication and data processing costs, higher levels of professional fees and a lower net credit in respect of the amortisation of deferred acquisition costs within the insurance businesses.

The impairment charge in respect of loans and advances and other credit risk provisions was £256 million, or 20 per cent, higher at £1,555 million compared to £1,299 million in 2005. The charge within UK Retail Banking was £127 million higher, or £173 million higher if the impact of the Goldfish portfolio sold in 2005 is excluded; charges in respect of unsecured loans, overdrafts and credit cards increased as a result of more customers with higher levels of indebtedness experiencing repayment difficulties and higher levels of bankruptcies and Individual Voluntary Arrangements. The overall charge in respect of Wholesale and International Banking was £120 million higher as a result of lower levels of corporate recoveries, lending growth in Business Banking and a deterioration in asset quality within Asset Finance. Overall, the Lloyds TSB Group’s charge in respect of impairment losses on loans and advances expressed as a percentage of average lending increased to 0.83 per cent in 2006 compared to 0.76 per cent in 2005.

The tax charge, at £1,341 million, represented 31.6 per cent of profit before tax compared to 33.1 per cent in 2005; the increase in effective tax rate caused by the consolidation of policyholder related items was less significant in 2006.

At the end of 2006, the total capital ratio was 10.7 per cent. Risk-weighted assets increased by £11,122 million, or 8 per cent, since the end of 2005 to £156,043 million at the end of 2006. Strong levels of customer lending growth in Business Banking and Corporate Markets, and good growth in mortgages, more than offset the expected slowdown in the rate of growth in unsecured personal lending. Total assets increased by 11 per cent to £343,598 million, with an 8 per cent increase in loans and advances to customers. Customer deposits increased by 6 per cent to £139,342 million, supported by good growth in current account credit balances and savings balances within UK Retail Banking.

2005 compared with 2004

In 2005 the Lloyds TSB Group’s profit before tax was £3,820 million, an increase of £343 million, or 10 per cent, compared to £3,477 million in 2004. Profit attributable to shareholders was £101 million, or 4 per cent, higher at £2,493 million compared to £2,392 million in 2004. Earnings per share were 44.6p compared to 42.8p in 2004, an increase of 4 per cent.

Net interest income was £561 million, or 11 per cent, higher at £5,671 million compared to £5,110 million in 2004. The international accounting standards implemented with effect from 1 January 2005 had a marked effect on the Lloyds TSB Group’s net interest income as certain amounts previously accounted for within fees receivable and administrative expenses were now included within the effective interest rate calculations. Adjusting for this effect, underlying net interest income was £403 million, or 8 per cent, higher. Average interest-earning assets increased as a result of continued strong lending growth, particularly in respect of mortgages, personal loans and credit cards as well as corporate lending and asset finance. The Lloyds TSB Group’s net interest margin fell by 10 basis points to 2.62 per cent; however, excluding the impact of the accounting standards applied with effect from 1 January 2005 and the growth in reverse repurchase agreement balances, the underlying net interest margin was 2.82 per cent in 2005, compared to 2.86 per cent in 2004; a fall of 4 basis points. This fall in the underlying margin reflected competitive pressures in both the personal and corporate lending books.

Other income, at £17,055 million, was £2,882 million, or 20 per cent, higher than £14,173 million in 2004. Fees and commissions receivable were £64 million, or 2 per cent, lower at £2,990 million; however, excluding the effect of the accounting standards applied with effect from 1 January 2005, underlying fees and commissions receivable were £261 million, or 9 per cent, higher at £3,315 million compared to £3,054 million in 2004. The increase in underlying fee income reflected good growth in current account fees, mortgage and other lending fees and wealth management products. Fees and commissions payable, again excluding the impact of the accounting standards applied with effect from 1 January 2005, were £74 million higher, largely as a result of increased volumes within Scottish Widows. Net trading income was £4,262 million higher, principally within the insurance and investment

Operating and financial review and prospects

businesses, and insurance premium income (excluding the impact of the accounting standards applied with effect from 1 January 2005) was £1,131 million higher. These increases reflected substantial inflows of funds from policyholders and strong investment gains over the year; this income, however, was largely for the benefit of policyholders and was matched by the commensurate increase in insurance claims.

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

Impairment losses on loans and advances, at £1,299 million, were £433 million, or 50 per cent, higher than 2004. Excluding the impact of the accounting standards applied with effect from 1 January 2005 and a small release of £3 million from other credit risk provisions, underlying impairment losses on loans and advances were £227 million, or 26 per cent, higher at £1,093 million in 2005 compared to £866 million in 2004. The overall charge in respect of Wholesale and International Banking was little changed with the majority of the increase arising within UK Retail Banking. The underlying impairment charge in UK Retail Banking was £229 million higher as a result of volume growth in both personal loans and credit card lending and the absence of a mortgage related provision release which in 2004 totalled £39 million.

A net profit of £50 million arose on the sale and closure of businesses in 2005, principally as a result of the disposal of the Goldfish credit card portfolio, compared to a loss of £21 million in 2004, which largely reflected the sale of the Lloyds TSB Group’s businesses in Argentina and Colombia.

The tax charge, at £1,265 million, represented 33.1 per cent of profit before tax compared to 29.3 per cent in 2004; the increase in the effective tax rate largely reflected the IFRS requirement to include, within the tax charge, tax attributable to UK life insurance policyholder earnings and interests in Open Ended Investment Companies (OEICs).

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

Net interest income

	2006	2005	2004

Net interest income £m	5,537	5,671	5,110
Average interest-earning assets £m	242,371	216,153	187,643
Average rates:
– Gross yield on interest-earning assets%[1]	5.91	5.82	5.71
– Interest spread%[2]	2.09	2.40	2.50
– Net interest margin%[3]	2.28	2.62	2.72
Margin excluding average balances held under reverse repurchase agreements[4]:
– Net interest income £m	5,537	5,671	5,110
– Average interest-earning assets £m	226,990	201,813	178,887
– Net interest margin%	2.44	2.81	2.86

[1]	Gross yield is the rate of interest earned on average interest-earning assets.

[2]	Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

[3]

The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

[4]

Comparisons of net interest income and margins are impacted by the holdings of fine margin reverse repurchase agreements. To improve comparability, figures are also shown excluding average balances held under reverse repurchase agreements (2006: £15,381 million; 2005: £14,340 million; 2004: £8,756 million).

Operating and financial review and prospects

2006 compared to 2005

Net interest income decreased by £134 million, or 2 per cent, to £5,537 million in 2006 compared to £5,671 million in 2005. The overall decrease was primarily as a result of lower levels of interest earned on policyholder investments, within the insurance and investment businesses, and an increase in the amounts payable to unitholders in those OEICs included in the consolidated results of the Lloyds TSB Group; since these are policyholder items there is no impact on profit attributable to shareholders. Net interest income within the Lloyds TSB Group’s retail and wholesale banking operations increased by £241 million, or 4 per cent, to £6,027 million in 2006 compared to £5,786 million in 2005.

Average interest-earning assets were £26,218 million, or 12 per cent, higher at £242,371 million in 2006 compared to £216,153 million in 2005. Excluding the fine margin reverse repurchase agreement assets held for liquidity purposes, average interest-earning assets were £25,177 million, or 12 per cent, higher at £226,990 million in 2006 compared to £201,813 million in 2005. Average interest-earning assets in UK Retail Banking were £6,447 million higher, £7,327 million higher when the impact of the sale of the Goldfish portfolio at the end of 2005 is excluded. Average mortgage balances were £6,831 million higher, reflecting net new lending over 2005 and 2006, and average balances in other personal lending, excluding the impact of the sale of the Goldfish portfolio, were £496 million higher due to the full-year benefit of growth over 2005. Average interest-earning assets within the insurance and investments businesses were £1,093 million higher, largely due to growth in the mortgage book within Scottish Widows Bank. Within Wholesale and International Banking, average interest-earning assets increased by £18,823 million, or £17,782 million excluding the fine margin reverse repurchase agreement balances. Average balances within Corporate Markets, excluding the reverse repurchase agreement balances, were £16,398 million higher reflecting strong growth in corporate lending, coupled with growth in lower margin balances within the treasury and structured finance areas. Strong growth in lending also led to a £994 million increase in average balances in Business Banking.

The Lloyds TSB Group’s net interest margin fell by 34 basis points to 2.28 per cent in 2006, compared to 2.62 per cent in 2005; if the average balances held under reverse repurchase agreements are excluded from both years, the margin in 2006 was 37 basis points lower at 2.44 per cent compared to 2.81 per cent in 2005. The net interest margin in UK Retail Banking was 11 basis points lower, or 10 basis points lower if the Goldfish portfolio sold at the end of 2005 is excluded; this fall in margin reflects competitive pressures and the fact that growth in average interest-earning assets has been within the mortgage portfolio. The margin within Wholesale and International Banking, excluding the fine margin reverse repurchase agreement balances, was 31 basis points lower; this again reflects competitive pressures and the fact that growth has been in corporate lending, treasury and structured finance balances where margins are finer. Within Insurance and Investments, the impact on net interest income of the adjustments required to consolidate policyholder items on a line-by-line basis was £232 million lower in 2006, contributing some 10 basis points to the fall in Lloyds TSB Group’s net interest margin.

2005 compared to 2004

Net interest income increased by £561 million, or 11 per cent, to £5,671 million compared to £5,110 million in 2004. However, net interest income was impacted by the accounting standards applied with effect from 1 January 2005 and adjusting for this, net interest income was £403 million, or 8 per cent, higher at £5,513 million compared to £5,110 million in 2004.

Average interest-earning assets grew by £28,510 million, or 15 per cent, to £216,153 million in 2005 compared to £187,643 million in 2004. However, comparisons are distorted by the substantial growth, during 2004 and 2005, in assets held under reverse repurchase agreements for liquidity purposes. Excluding the balances held under reverse repurchase agreements, average interest-earning assets grew by £22,926 million, of which the grossing-up of balances subject to set-off arrangements in 2005 following the implementation of IAS 32 accounted for £6,396 million. The underlying growth in average interest-earning assets was therefore £16,530 million, or 9 per cent, adding £475 million to net interest income. Good levels of consumer lending growth increased average personal lending and credit card balances by £1,691 million and average mortgage balances by £7,808 million. Average interest-earning assets within the insurance and investment businesses, which include policyholder and long-term fund balances, increased by £1,891 million as a result of business growth and increased fund activity. Strong lending growth led to an increase of £4,373 million in average interest-earning assets in the Business Banking and Corporate Markets franchises and average balances in Asset Finance were £484 million higher, reflecting the full year impact of lending growth over 2004.

The Lloyds TSB Group’s net interest margin fell by 10 basis points to 2.62 per cent in 2005, compared to 2.72 per cent in 2004; excluding the average balances held under reverse repurchase agreements from both years, the margin in 2005 was 5 basis points lower at 2.81 per cent compared to 2.86 per cent in 2004. After taking into account the impact of the accounting standards applied with effect from 1 January 2005 the underlying margin fell by 4 basis points reducing net interest income by £72 million. The underlying net interest margin in UK Retail Banking was 23 basis points lower, as a result of competitive pressures and a reduced benefit from current account funding balances. Within Wholesale and International Banking the underlying net interest margin was 5 basis points higher. On this basis, margins on treasury balances improved, as a result of a change in mix; the margin in Structured Finance improved as a result of the impact of new transactions; Corporate Banking margins were lower, as a result of competitive pressures on new lending balances; and margins were also down in Business Banking.

Operating and financial review and prospects

Other income

	2006	2005	2004
	£m	£m	£m

Fee and commission income:

– UK current account fees	652	593	637
– Other UK fees and commissions	1,210	1,041	1,087
– Insurance broking	629	681	672
– Card services	493	545	520
– International fees and commissions	132	130	138

	3,116	2,990	3,054
Fee and commission expense	(846)	(842)	(844)

Net fee and commission income	2,270	2,148	2,210
Net trading income	6,341	9,298	5,036
Insurance premium income	4,719	4,469	6,070
Other operating income	806	1,140	857

Total other income	14,136	17,055	14,173

2006 compared to 2005

Other income was £2,919 million, or 17 per cent, lower at £14,136 million in 2006 compared to £17,055 million in 2005.

Fee and commission income was £126 million, or 4 per cent, higher at £3,116 million in 2006 compared to £2,990 million in 2005. UK current account fees were £59 million, or 10 per cent, higher at £652 million in 2006 compared to £593 million in 2005; this reflects a change in mix of added-value accounts, as customers are increasingly opening the more comprehensive account packages, together with the benefit of some tariff changes. Other UK fees and commissions were £169 million, or 16 per cent, higher at £1,210 million in 2006 compared to £1,041 million in 2005; this reflects good growth in company registration income and in fees from OEICs, asset management and private banking. Insurance broking commissions were £52 million, or 8 per cent, lower at £629 million in 2006 compared to £681 million in 2005; this reflects lower creditor protection income in respect of personal loans and credit cards and reduced levels of retrospective commissions. Fees in respect of card services were £52 million, or 10 per cent, lower at £493 million compared to £545 million in 2005; this primarily reflects the sale of the Goldfish portfolio towards the end of 2005. International fees were little changed at £132 million in 2006, compared to £130 million in 2005.

Fee and commission expense was £4 million higher at £846 million in 2006, compared to £842 million in 2005. Dealer commissions in the asset finance businesses were £30 million, or 12 per cent, lower at £217 million in 2006 compared to £247 million in 2005, as new business levels were not high enough to trigger bonus commissions. Card services fees payable were £44 million, or 24 per cent, lower at £138 million compared to £182 million in 2005, primarily due to the disposal of the Goldfish portfolio towards the end of 2005. These decreases, however, were offset by increased levels of fees payable within the general insurance business (commissions on new reinsurance products) and within the Scottish Widows businesses (reflecting increases in investment and other activities).

Net trading income, at £6,341 million, was £2,957 million, or 32 per cent, lower than £9,298 million in 2005. This decrease primarily relates to investment fluctuations in the long-term insurance businesses; IFRS requires that gross investment gains are reported within net trading income and the related allocation to policyholders within claims.

Insurance premium income was £250 million, or 6 per cent, higher at £4,719 million compared to £4,469 million in 2005. Life and pensions premiums were £212 million higher and general insurance premiums were £38 million higher, reflecting the commencement of underwriting of card and commercial loan protection products during 2006.

Other operating income was £334 million, or 29 per cent, lower at £806 million compared to £1,140 million in 2005. The main driver for this decrease was the £361 million year-on-year decrease in the movement of value in force to a reduction of £199 million compared to an increase of £162 million in 2005; this reflects a reduction of £429 million arising from the introduction of the new valuation rules in the FSA’s Policy Statement 06/14. Reductions of £11 million in operating lease rental income and £7 million in sale and lease-back profits were more than offset by a £41 million increase in income from investment property, held within the insurance and investment funds, reflecting property additions over 2005 and 2006.

2005 compared to 2004

Other income was £2,882 million, or 20 per cent, higher at £17,055 million compared to £14,173 million in 2004.

Fee and commission income was £64 million, or 2 per cent, lower at £2,990 million compared to £3,054 million in 2004. However, year-on-year comparisons were affected by the impact of IAS 39, which had been applied with effect from 1 January 2005 and resulted in some £325 million of income previously classified within fees and commissions being included within net interest income via the effective interest rate calculations. Adjusting for this, underlying fee and commission income was £261 million, or 9 per cent, higher at £3,315 million compared to £3,054 million in 2004. Underlying UK current account fees were £117 million higher reflecting continuing growth in added-value account products, the impact of pricing reviews in 2004 and 2005 and increased charges in respect of returned cheques and unauthorised borrowings. Also on this underlying basis, other UK fees and commissions were up £114 million, or 10 per cent, at £1,201 million compared to £1,087 million in 2004, reflecting increased levels of mortgage-related fees, increased wealth management fees as a result of higher sales and improved retention rates and increased levels of corporate lending and other fees. Insurance broking income was £9 million, or 1 per cent, higher at £681 million, compared to £672 million in 2004, as lower levels of loan protection income were more than offset by increased income in respect of motor insurance and retrospective commissions. Fees for card services were £25 million higher as a result of increased volumes and some tariff changes.

Operating and financial review and prospects

Fee and commission expense was £2 million lower at £842 million compared to £844 million in 2004; however, adjusting for fees payable of £76 million included within the effective interest rate calculations in 2005, underlying fees payable were £74 million, or 9 per cent, higher at £918 million compared to £844 million in 2004. The impact of increased business and trading volumes within Scottish Widows more than offset the lower level of dealership commissions within Asset Finance as a result of reduced new business levels.

Net trading income increased by £4,262 million, or 85 per cent, to £9,298 million compared to £5,036 million in 2004. The majority of this increase is attributable to the insurance businesses and reflected significant trading gains on policyholder investments over the year, which were largely matched by an increase in claims expense.

Insurance premium income was £1,601 million, or 26 per cent, lower at £4,469 million compared to £6,070 million in 2004. However, year-on-year comparisons were affected by the impact of IFRS 4, which caused a significant proportion of contracts to be reclassified as investment products with effect from 1 January 2005. Adjusting for this, underlying insurance premium income was £1,131 million, or 19 per cent, higher at £7,201 million in 2005. Long-term insurance income grew substantially as a result of strong sales through the Bancassurance and independent financial adviser channels; however general insurance premium income was little changed as growth in creditor insurance income was largely offset by reduced levels of health insurance premiums.

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

Operating expenses

	2006	2005	2004
	£m	£m	£m

Administrative expenses:
Staff:

– Salaries	2,117	2,068	1,970
– National insurance	161	154	144
– Pensions, net of pension schemes related credit†	165	308	307
– Other staff costs	298	325	283

	2,741	2,855	2,704

Premises and equipment:

– Rent and rates	310	305	294
– Hire of equipment	15	13	17
– Repairs and maintenance	165	136	129
– Other	149	152	131

	639	606	571
Other expenses:

– Communications and external data processing	499	467	449
– Advertising and promotion	184	207	205
– Professional fees	231	216	222
– Provisions for customer redress	—	150	112
– Other	388	325	396

	1,302	1,365	1,384

Administrative expenses	4,682	4,826	4,659
Depreciation of tangible fixed assets	602	621	616
Amortisation of intangible assets	17	18	22
Impairment of goodwill	—	6	—

Total operating expenses	5,301	5,471	5,297

Cost: income ratio (%)*	47.7	51.9	54.8

†

Following recent changes in age discrimination legislation in the United Kingdom, the Lloyds TSB Group has taken the decision to cease to augment the pension entitlement of employees taking early retirement. This change has resulted in a credit to the income statement in 2006 of £128 million (2005: £nil; 2004: £nil).

*	Total operating expenses divided by total income, net of insurance claims.

Operating and financial review and prospects

2006 compared to 2005

Operating expenses were £170 million, or 3 per cent, lower at £5,301 million compared to £5,471 million in 2005. Two significant items impact the comparison of operating expenses in 2006 to 2005. In 2006, following recent changes in age discrimination legislation in the United Kingdom, the Lloyds TSB Group took the decision to cease to augment the pension entitlement of employees taking early retirement; this resulted in a credit to the income statement in 2006 of £128 million. During 2005, following a review by the Lloyds TSB Group of the estimated cost of redress payments to customers, an additional £150 million provision for customer redress was charged; no such charge was required in 2006. Excluding the pension schemes related credit in 2006 and the provision for customer redress in 2005, operating expenses were £108 million, or 2 per cent, higher at £5,429 million compared to £5,321 million in 2005.

Staff costs were £114 million, or 4 per cent, lower at £2,741 million in 2006 compared to £2,855 million in 2005. However, excluding the £128 million pension schemes related credit in 2006, staff costs were £14 million higher at £2,869 million compared to £2,855 million in 2005. Salaries were £49 million, or 2 per cent, higher at £2,117 million compared to £2,068 million in 2005 as a result of the decrease in staff numbers (average staff numbers on a full-time equivalent basis for 2006 were 64,877 compared to 69,303 in 2005) largely offsetting the annual pay awards and increased bonus and incentive payments. Pension costs were £143 million, or 46 per cent, lower at £165 million compared to £308 million in 2005. Excluding the £128 million pension schemes related credit in 2006 pension costs were £15 million, or 5 per cent, lower at £293 million; a decrease of £22 million in the IAS 19 defined benefit charge, reflecting an improved expected return on the schemes’ assets, was in part offset by an increase of £7 million in contributions to the defined contribution schemes. Other staff costs were £27 million, or 8 per cent, lower at £298 million in 2006 compared to £325 million in 2005; this reflects a reduction in outsourcing costs and lower levels of redundancy costs.

Premises and equipment costs were £33 million, or 5 per cent, higher at £639 million compared to £606 million in 2005. There was a £5 million rise in business rates, reflecting annual increases together with the inclusion of new premises in London; and repair and maintenance costs were £29 million higher as a result of a number of systems initiatives and upgrades.

Other costs were £63 million, or 5 per cent, lower at £1,302 million in 2006 compared to £1,365 million in 2005; excluding the £150 million customer remediation provision in 2005, other costs were £87 million, or 7 per cent, higher at £1,302 million in 2006 compared to £1,215 million in 2005. Communications and external data processing costs were £32 million, or 7 per cent, higher at £499 million in 2006 compared to £467 million in 2005, principally due to additional spend on the outsourcing of IT work. Advertising and promotion costs were £23 million, or 11 per cent, lower at £184 million compared to £207 million in 2005, as lower print costs for promotional materials, as the Lloyds TSB Group moves increasingly towards paperless advertising streams, were only partly offset by increased brand-related spend within Scottish Widows. Professional fees were £15 million, or 7 per cent, higher at £231 million compared to £216 million in 2005, mainly due to fluctuations in project related spend. Other costs were £63 million, or 19 per cent, higher at £388 million compared to £325 million in 2005; this reflects a lower net credit in respect of the amortisation of deferred acquisition costs within the insurance businesses, due to new business fluctuations and actuarial model changes, increased administration charges in respect of clearing operations and certain contract closure costs.

The charge in respect of depreciation of tangible fixed assets was £19 million, or 3 per cent, lower at £602 million in 2006 compared to £621 million in 2005 as an increase of £7 million in respect of premises adaptation costs, reflecting the ongoing branch refurbishment programme, was more than offset by the impact, in 2006, of tranches of equipment becoming fully depreciated.

The cost: income ratio improved to 47.7 per cent in 2006 compared to 51.9 per cent in 2005.

2005 compared with 2004

Operating expenses were £174 million, or 3 per cent, higher at £5,471 million in 2005 compared to £5,297 million in 2004.

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

Premises and equipment costs were £35 million, or 6 per cent, higher at £606 million compared to £571 million in 2004. Rent and rates were £11 million higher as a result of general increases in property rental charges and a higher level of costs in relation to the expanding investment property portfolios within the insurance operations. A small decrease in equipment hire charges resulted from a favourable renegotiation of certain contracts, but this was more than offset by increased repairs and maintenance expenditure, in particular in relation to ATMs and network costs. Other premises and equipment costs were £21 million higher as a result of increased energy costs and other increased costs in relation to the investment property portfolios.

Other expenses were £19 million, or 1 per cent, lower at £1,365 million compared to £1,384 million in 2004. Communications and external data processing costs were £18 million higher as a result of increased network charges. Advertising costs were little changed at £207 million and professional fees were £6 million lower, reflecting some reduction in consultancy charges. The charge of £150 million in 2005 in respect of provisions for customer redress (£38 million higher than the £112 million charge in 2004) followed a review by the Lloyds TSB Group of the estimated cost of redress payments to customers, principally relating to past sales of mortgage endowment policies through the branch network. This review took in to account the introduction of time barring and the consequent increase in claims. Other costs were £71 million lower at £325 million. Much of this decrease reflected a credit of £45 million representing the net movement in deferred acquisition costs relating to the insurance businesses, the accounting for which changed as a result of the prospective IFRS accounting changes applied with effect from 1 January 2005. There were efficiency savings in stationery and other administrative costs and costs were also lower following the sale of certain Latin American businesses towards the end of 2004.

The depreciation charge was little changed at £639 million as a small reduction in the charge in respect of operating lease assets was offset by the effect of general portfolio growth in relation to own-use assets. There was a goodwill impairment charge in relation to an acquisition made in earlier years.

The cost: income ratio improved to 51.9 per cent in 2005 compared to 54.8 per cent in 2004.

Operating and financial review and prospects

Impairment losses on loans and advances

	2006	2005	2004
	£m	£m	£m

Impairment losses on loans and advances	1,560	1,302	866
Other credit risk provisions	(5)	(3)	—

Impairment losses on loans and advances and other credit risk provisions	1,555	1,299	866

	2006	2005	2004
Impairment losses on loans and advances	£m	£m	£m

UK Retail Banking	1,238	1,111	676
Insurance and Investments	—	—	(3)
Wholesale and International Banking	313	191	193
Central group items	9	—	—

Total charge for impairment losses on loans and advances	1,560	1,302	866

	%	%	%

Charge as a percentage of average lending	0.83	0.76	0.59

2006 compared to 2005

The impairment charge in respect of loans and advances and other credit risk provisions was £256 million, or 20 per cent, higher at £1,555 million in 2006 compared to £1,299 million in 2005. This represents a charge in respect of loans and advances of £1,560 million (2005: £1,302 million) slightly offset by a release of £5 million (2005: £3 million) from provisions held in respect of contingent liabilities and commitments.

The impairment charge in respect of loans and advances within UK Retail Banking was £1,238 million which was £127 million, or 11 per cent, higher than £1,111 million in 2005. The impairment charge in 2005 included £46 million in respect of the Goldfish portfolio which was sold at the end of that year; excluding this item the impairment charge of £1,238 million in 2006 was £173 million, or 16 per cent, higher than £1,065 million in 2005. The charge in respect of personal loans and overdrafts of £740 million was £84 million, or 13 per cent, higher than £656 million in 2005 and represented 5.85 per cent of average lending (2005: 5.33 per cent). The charge in respect of card balances (excluding the Goldfish portfolio sold in 2005) was £490 million, which was £94 million, or 24 per cent, higher than £396 million in 2005 and represented 6.99 per cent of average lending (2005: 5.80 per cent). This deterioration in respect of personal loans, overdrafts and card balances reflects the impact of more customers with higher levels of indebtedness experiencing repayment difficulties together with higher levels of bankruptcies and Individual Voluntary Arrangements, as well as some worsening of recovery experience. Mortgage credit quality remains good and, as a result, the impairment charge in 2006 of £8 million was £5 million, or 62 per cent, lower than £13 million in 2005.

The impairment charge in respect of loans and advances within Wholesale and International Banking was £313 million in 2006 which was £122 million, or 64 per cent, higher than £191 million in 2005; expressed as a percentage of average lending this represents a charge of 0.39 per cent compared to 0.28 per cent in 2005. There was a lower level of net releases within Corporate Markets, which reduced to £13 million in 2006, compared to £57 million in 2005, as some significant one-off releases in 2005 were not repeated. The charge within Business Banking of £87 million was £11 million, or 14 per cent, higher than £76 million in 2005, reflecting business growth. Within Asset Finance, rising levels of consumer arrears and voluntary terminations have led to an increase in the impairment charge of £40 million, or 20 per cent, to £245 million in 2006 compared to £205 million in 2005.

Overall, the Lloyds TSB Group’s charge in respect of impairment losses on loans and advances expressed as a percentage of average lending increased to 0.83 per cent in 2006 compared to 0.76 per cent in 2005.

Operating and financial review and prospects

2005 compared to 2004

The impairment charge in respect of loans and advances and other credit risk provisions was £433 million, or 50 per cent, higher at £1,299 million compared to £866 million in 2004. This represented a charge in respect of loans and advances of £1,302 million slightly offset by a release of £3 million from provisions held in respect of contingent liabilities and commitments.

The impairment charge in respect of loans and advances in 2005 was significantly affected by the adoption of the requirements of IAS 39 with effect from 1 January 2005. IAS 39 requires the impairment provision to be calculated by comparing the carrying value of the loan with the discounted value of future cash flows. As a result, in circumstances where a customer’s borrowings have been rescheduled onto a concessionary rate which is below market interest rate, an impairment allowance will be required even where full recovery of the principal is anticipated; this had the effect of increasing the 2005 charge by £209 million.

Excluding this effect, underlying impairment losses on loans and advances in 2005 totalled £1,093 million, £227 million or 26 per cent higher than £866 million in 2004.

The underlying charge in UK Retail Banking rose by £229 million, or 34 per cent, to £905 million in 2005. The charges in respect of personal loans and overdrafts and credit cards increased by £112 million and £65 million respectively as a result of volume growth and some deterioration in credit quality. There was a charge of £13 million in respect of the mortgage portfolio, compared to a release of £39 million in 2004.

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

Taxation

	2006	2005	2004
	£m	£m	£m

UK corporation tax:

– Current tax on profits for the year	1,024	862	759
– Adjustments in respect of prior years	(137)	(20)	(69)
	887	842	690

Double taxation relief	(195)	(138)	(57)

	692	704	633

Foreign tax:

– Current tax on profits for the year	83	78	118
– Adjustments in respect of prior years	(8)	(8)	(2)
	75	70	116

Current tax charge	767	774	749
Deferred tax	574	491	269

Total charge	1,341	1,265	1,018

2006 compared to 2005

The rate of tax is influenced by the geographic and business mix of profits. The effective rate of tax in 2006 was 31.6 per cent, compared to an effective rate of tax in 2005 of 33.1 per cent and the corporation tax rate in 2006 of 30 per cent (2005: 30 per cent). The effective tax rate is distorted by the requirement to include, within the income tax expense, the tax attributable to UK life insurance policyholder earnings and the Lloyds TSB Group’s interests in OEICs. Excluding these items the effective tax rate in 2006 was 28.0 per cent compared to 27.0 per cent in 2005. The increased effective tax rate in 2006 on this adjusted basis reflects normal fluctuations in disallowed and non-taxable items. Lloyds TSB Group does not expect the tax rate, excluding the impact of policyholders’ tax and OEICs, to vary significantly from the average UK corporation tax rate.

2005 compared to 2004

The effective rate of tax in 2005 was 33.1 per cent, compared to an effective rate of tax in 2004 of 29.3 per cent and the corporation tax rate in 2005 of 30 per cent (2004: 30 per cent). Excluding the policyholders’ tax and OEIC interests, the effective tax rate in 2005 was 27.0 per cent compared to 28.3 per cent in 2004. The reduced effective tax rate in 2005 on this adjusted basis was primarily due to tax benefits arising on disposal and other gains.

Operating and financial review and prospects

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

The Lloyds TSB Group’s cost of equity is determined as:

          risk-free interest rate + (equity risk premium x Lloyds TSB Group plc’s beta)

The principal limitations of economic profit, as calculated in the Lloyds TSB Group’s Form 20-F, as a financial measure are that:

(i)

it is reliant on an estimate of the Lloyds TSB Group’s cost of equity, which is itself dependent upon assumptions made for the risk-free interest rate, the equity risk premium and the beta of Lloyds TSB Group plc. The beta is a quantitative measure of the volatility of Lloyds TSB Group plc shares relative to the overall market – a beta above 1 indicates that the stock is more volatile than the overall market, whilst a stock with a beta below 1 is less volatile than the overall market; and

(II)

it uses average shareholders’ equity calculated on an accounting basis as opposed to an economic equity amount, which takes into account the level of risk inherent in the business; the Lloyds TSB Group is currently developing an economic equity model to address this limitation.

The Lloyds TSB Group does not attempt to estimate the assumptions on a prospective basis; the assumptions used are:

(a)	the yield on the 10 year index for UK government stock as an approximation of the risk-free rate;

(b)	an equity risk premium of 3 per cent; and

(c)	the beta of Lloyds TSB Group plc’s shares based on experience over the last five years.

The Lloyds TSB Group recognises that a wide range of approaches for economic profit can be justified and, therefore, believes that its usefulness as a financial measure relies upon a consistent approach, so as not to unnecessarily distort its trend.

Lloyds TSB Group believes that economic profit instils financial discipline in determining investment decisions throughout Lloyds TSB Group and that it enables Lloyds TSB Group to evaluate alternative strategies objectively, with a clear understanding of the value created by each strategy, and then to select the strategy which creates the greatest value. Awards to senior executives under the Lloyds TSB Group’s annual bonus arrangements are partly determined by the achievement of economic profit targets.

Management compensates for both of the above limitations by using a consistent basis of calculation, reviewing the results of the calculation regularly and, to ensure consistency of reporting, only adjusting the cost of capital if it changes significantly. As noted above, the Lloyds TSB Group is also currently developing its economic equity capabilities, which will address the current limitations. As noted, the principal factor in estimating the cost of equity is the risk-free interest rate. If this rate increases, management will consider raising its estimate of the cost of equity; if the rate falls, management will consider reducing its estimate of the cost of equity. The principal other external market factors considered are equity risk premium and Lloyds TSB Group plc’s share price volatility relative to the UK stock market as a whole. Any change to the estimated cost of equity will be disclosed. For the last three years, management has used a cost of equity of 9 per cent to reflect the shareholders’ minimum required rate of return on equity invested.

The table below summarises Lloyds TSB Group’s calculation of economic profit for the years indicated.

	2006	2005	2004
	£m	£m	£m

Average shareholders’ equity	10,531	9,747	10,493

Profit before tax	4,248	3,820	3,477
Taxation	(1,341)	(1,265)	(1,018)
Profit attributable to minority interests	(104)	(62)	(67)

Profit attributable to equity shareholders	2,803	2,493	2,392
Less: notional charge for the cost of equity	(948)	(877)	(944)

Economic profit	1,855	1,616	1,448

The notional charge for the cost of equity has been calculated by multiplying average shareholders’ equity by the cost of equity. The Lloyds TSB Group’s average equity is determined using month-end retained profit and other equity balances.

Operating and financial review and prospects

2006 compared to 2005

Economic profit increased to £1,855 million in 2006 compared to £1,616 million in 2005. Profit attributable to equity shareholders increased by £310 million, or 12 per cent, to £2,803 million; the notional charge on average equity was £71 million higher, as a result of an 8 per cent increase in average equity to £10,531 million compared to £9,747 million in 2005. The increase in average equity primarily reflects profit retentions, after dividends, over 2005 and 2006.

2005 compared to 2004

Economic profit increased to £1,616 million in 2005 compared to £1,448 million in 2004. Profit attributable to equity shareholders increased by £101 million, or 4 per cent, to £2,493 million; the notional charge on average equity, however, was £67 million lower, as a result of a 7 per cent decrease in average equity to £9,747 million compared to £10,493 million in 2004. The decrease in average equity primarily reflected the decrease of £1,558 million arising from the implementation of IAS 32, IAS 39 and IFRS 4 with effect from 1 January 2005.

Line of business information

Summary

The impact of IFRS, and in particular the increased use of fair values, has resulted in greater earnings volatility. Profit before tax is analysed below on both a statutory basis and, in order to provide a more comparable representation of business performance, a basis which separately discloses this volatility. See page 33 for a description of volatility and its most significant limitations. The results of the businesses are set out below:

	Profit before tax				Profit before tax
	(statutory)				(excluding volatility

	2006	2005	2004	*	2006	2005	2004*
	£m	£m	£m		£m	£m	£m

UK Retail Banking	1,549	1,394	1,639		1,549	1,394	1,639
Insurance and Investments	1,383	1,474	916		973	725	778
Wholesale and International Banking	1,640	1,518	1,272		1,640	1,518	1,272
Central group items	(324)	(566)	(350)		(321)	(442)	(350)

Profit before tax, excluding volatility					3,841	3,195	3,339
Volatility					407	625	138

Profit before tax	4,248	3,820	3,477		4,248	3,820	3,477

*

Comparative figures for 2004 were restated to reflect the adoption of those IFRS standards which were required to be applied retrospectively, but do not reflect the additional impacts arising from first time application of IAS 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’ (including UK Financial Reporting Standard 27 ‘Life Assurance’), which were implemented with effect from 1 January 2005, with the opening balance sheet at that date adjusted accordingly.

UK Retail Banking

	2006	2005	2004
	£m	£m	£m

Net interest income	3,642	3,521	3,228
Other income	1,621	1,605	1,696

Total income	5,263	5,126	4,924
Operating expenses	(2,476)	(2,697)	(2,609)

Trading surplus	2,787	2,429	2,315
Impairment losses on loans and advances	(1,238)	(1,111)	(676)
Profit on sale of businesses	—	76	—

Profit before tax†	1,549	1,394	1,639

Cost:income ratio	47.0%	52.6%	53.0%
Total assets (year-end)*	£108,381m	£103,930m	£96,472m
Total risk-weighted assets (year-end)*	£59,101m	£60,582m	£57,241m

†	No volatility arises within UK Retail Banking and so these results are both statutory and excluding volatility.

*

To ensure comparability, 2004 asset and risk-weighted asset figures are shown as at 1 January 2005, following implementation of those international accounting standards for which restated comparatives were not required.

2006 compared to 2005

Profit before tax from UK Retail Banking increased by £155 million, or 11 per cent, to £1,549 million in 2006 compared to £1,394 million in 2005; this comparison includes, in 2005, a customer remediation provision of £150 million (2006: £nil) and the profit on disposal of the Goldfish portfolio of £76 million (2006: £nil); excluding these items, profit before tax of £1,549 million in 2006 was £81 million, or 6 per cent, higher than £1,468 million in 2005.

Operating and financial review and prospects

Net interest income was £121 million, or 3 per cent, higher at £3,642 million in 2006 compared to £3,521 million in 2005. Average interest-earning assets were £6,447 million, or 7 per cent, higher at £104,935 million in 2006 compared to £98,488 million in 2005; when the average balances in respect of the Goldfish portfolio sold at the end of 2005 are excluded, average-interest earning assets increased by £7,327 million compared to 2005. Average mortgage balances were £6,831 million higher, reflecting good growth over 2005 and 2006. Gross new mortgage lending for the Lloyds TSB Group totalled £27,599 million (2005: £25,979 million); and net new lending totalled £6,957 million (2005: £8,311 million) resulting in a market share of net new mortgage lending of 6.3 per cent (2005: 9.1 per cent); year end mortgage balances outstanding increased by 8 per cent to £95,333 million. Average balances in respect of other personal lending were £384 million lower; although they are £496 million higher in 2006 once the effect of the sale of the Goldfish portfolio is excluded. This underlying increase in average non-mortgage balances largely reflects net growth over 2005; period end balances on personal loans were 1 per cent higher at £11,099 million at the end of 2006 although period end credit card balances were 5 per cent lower at £6,877 million, compared to £7,209 million at 31 December 2005. Credit balances on savings and investment accounts at 31 December 2006 were 7 per cent higher at £75,661 million, compared to £71,019 million at 31 December 2005. The effect of this volume growth was, however, partly offset by an 11 basis point decrease in the net interest margin as a result of competitive pressures and a change in mix, as most of the growth has been in the relatively low margin mortgage sector.

Other income was £16 million higher at £1,621 million in 2006, compared to £1,605 million in 2005. This largely represents net fee and commission income; the moderate growth reflects the fact that good growth in current account fee income due to a change in mix towards the more comprehensive, and therefore higher fee-earning, added-value account packages has been partly offset by a reduction in card fee income following the sale of the Goldfish portfolio at the end of 2005. There has also been good growth in wealth management fee income.

Operating expenses were £221 million, or 8 per cent, lower at £2,476 million in 2006 compared to £2,697 million in 2005; this comparison includes, in 2005, a customer remediation provision of £150 million. Excluding this item, costs were £71 million, or 3 per cent, lower at £2,476 million. The reduction in underlying operating expenses reflects the sale of the Goldfish portfolio, efficiency savings, reduced levels of fraud and other operational losses and a lower level of marketing and brand spend.

The impairment charge on loans and advances at £1,238 million was £127 million, or 11 per cent, higher than £1,111 million in 2005. The impairment charge in 2005 included £46 million in respect of the Goldfish portfolio, which was sold at the end of that year. Adjusting for this the charge in 2006 was £173 million, or 16 per cent, higher at £1,238 million compared to £1,065 million in 2005. The charge in respect of personal loans and overdrafts was £84 million, or 13 per cent, higher at £740 million compared to £656 million in 2005 and represented 5.85 per cent of average lending (2005: 5.33 per cent); whilst the charge in respect of card balances was £94 million, or 24 per cent, higher at £490 million in 2006 compared to £396 million in 2005 (excluding charges in respect of the Goldfish portfolio). This reflects the impact of more customers with higher levels of indebtedness facing repayment difficulties, higher levels of bankruptcies and Individual Voluntary Arrangements, and deterioration in debt recovery experience. Mortgage quality remains good and there was an impairment charge of £8 million in 2006 compared to £13 million in 2005.

2005 compared to 2004

Profit before tax from UK Retail Banking decreased by £245 million, or 15 per cent, to £1,394 million, compared to £1,639 million in 2004. However, comparisons of performance were affected by the impact of the accounting standards implemented with effect from 1 January 2005, which reduced the profit of UK Retail Banking in 2005 by £213 million; excluding this profit before tax was £1,607 million in 2005 which was £32 million, or 2 per cent, lower than 2004.

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

Other income was £91 million, or 5 per cent, lower at £1,605 million compared to £1,696 million in 2004; however, excluding the effect of those accounting standards applied with effect from 1 January 2005 other income was £115 million, or 7 per cent, higher at £1,811 million. This increase in underlying other income reflected growth in current account fees, due to the continuing success of added-value accounts and the benefit of tariff reviews; increased card fee income, particularly in relation to overseas-use charges; and income from the successful new wealth management products.

Operating expenses were £88 million, or 3 per cent, higher at £2,697 million. Of this increase, £50 million was as a result of an increased charge in respect of customer redress, mainly relating to past sales of endowment products through the branch network, following a review by the Lloyds TSB Group of the expected total cost, in the light of the introduction of time-barring and a consequent increase in claims. Underlying operating expenses remained well controlled with the residual increase being largely attributable to higher levels of restructuring costs as back office operations continued to be rationalised.

Impairment losses on loans and advances, at £1,111 million, were £435 million or 64 per cent higher than 2004. The impact of the accounting standards applied with effect from 1 January 2005 accounted for £206 million of this increase; excluding this underlying impairment losses were £229 million, or 34 per cent, higher at £905 million in 2005. The charge in respect of personal loans, overdrafts and credit cards increased as a result of volume growth over recent years as well as some deterioration in credit quality. Within the mortgage business there continued to be a low level of losses and as a result the impairment charge was £13 million, compared to a release of £39 million in 2004. C&G continued to focus on prime lending market segments during 2005. The average indexed loan-to-value ratio for C&G new mortgages and further advances written during 2005 was 64 per cent. At 31 December 2005, 95 per cent of C&G mortgage balances had an indexed loan-to-value ratio of less than 85 per cent and only 0.6 per cent of balances had an indexed loan-to-value ratio in excess of 95 per cent.

A profit of £76 million arose in 2005 on the disposal of the Goldfish credit card business.

Operating and financial review and prospects

Insurance and Investments

Lloyds TSB Group’s Insurance and Investments activities comprise the life, pensions and OEICs businesses of Scottish Widows and Abbey Life, general insurance underwriting and broking, and Scottish Widows Investment Partnership.

In addition to presenting Insurance and Investments results prepared in accordance with applicable accounting standards, all monthly financial reporting to the group executive committee and board separately presents the results of the businesses before volatility. The information set out below, therefore, presents the information both in accordance with applicable accounting standards (‘statutory’) and on a basis which excludes volatility (‘excluding volatility’). Further discussion on Lloyds TSB Group’s use of volatility is provided in ‘Operating and financial review and prospects – Line of business information – Volatility’.

	Statutory			Excluding volatility

	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m

Net interest income	103	395	283	134	389	283
Other income	10,487	13,859	10,874	10,046	13,116	10,736

Total income	10,590	14,254	11,157	10,180	13,505	11,019
Insurance claims	(8,569)	(12,186)	(9,622)	(8,569)	(12,186)	(9,622)

Total income, net of insurance claims	2,021	2,068	1,535	1,611	1,319	1,397
Operating expenses	(638)	(594)	(622)	(638)	(594)	(622)

Trading surplus	1,383	1,474	913	973	725	775
Impairment losses on loans and advances – credit	—	—	3	—	—	3

Profit before tax, excluding volatility				973	725	778
Volatility				410	749	138

Profit before tax	1,383	1,474	916	1,383	1,474	916

Further analysis of other income:
Net fee and commission expense	(125)	(112)	(164)	(125)	(112)	(164)
Net trading income	5,668	8,859	4,798	5,308	8,375	4,651
Insurance premium income	4,719	4,469	6,070	4,719	4,469	6,070
Other operating income	225	643	170	144	384	179

Other income, excluding volatility				10,046	13,116	10,736
Volatility				441	743	138

Other income	10,487	13,859	10,874	10,487	13,859	10,874

Analysis by area of business of profit before tax
Life, pensions and OEICs	1,093	1,221	728	701	500	598
General insurance	261	237	180	243	209	172
Scottish Widows Investment Partnership	29	16	8	29	16	8

Profit before tax, excluding volatility				973	725	778
Volatility				410	749	138

Profit before tax	1,383	1,474	916	1,383	1,474	916

Operating and financial review and prospects

2006 compared to 2005

Profit before tax from the Lloyds TSB Group’s Insurance and Investments businesses was £91 million, or 6 per cent, lower at £1,383 million compared to £1,474 million in 2005. This comparison is distorted by volatility arising from market movements (see ‘Operating and financial review and prospects – Line of business information – Volatility’); profit before tax excluding volatility was £248 million, or 34 per cent, higher at £973 million in 2006 compared to £725 million in 2005. However, results for the comparative year ended 31 December 2005 were also impacted by the £155 million provision for the strengthening of reserves in respect of annuitant mortality; if this item is also excluded, the profit before tax excluding volatility and strengthening of mortality reserves was £93 million, or 11 per cent, higher at £973 million in 2006 compared to £880 million in 2005.

Net interest income was £292 million, or 74 per cent, lower at £103 million in 2006 compared to £395 million in 2005. This decrease reflects a reduction in the level of interest income on cash deposit investments held in the long-term business and policyholder funds and, more significantly, an increase in the amounts payable to unitholders in those OEICs included in the consolidated results of the Lloyds TSB Group.

Other income was £3,372 million, or 24 per cent, lower at £10,487 million in 2006 compared to £13,859 million in 2005; excluding volatility, other income was £3,070 million, or 23 per cent, lower at £10,046 million in 2006 compared to £13,116 million in 2005. Net fee and commission expense was £13 million, or 12 per cent, higher at £125 million in 2006 compared to £112 million in 2005; the impact of good growth in OEIC management fee income and the benefit of reduced fees payable to UK Retail Banking were offset by a reduction in general insurance broking income and an increase in other fees payable. Net trading income was £3,191 million, or 36 per cent, lower at £5,668 million in 2006 compared to £8,859 million in 2005; this reflects fluctuations in the level of investment returns within the long-term business funds, with an offsetting reduction within the insurance claims figure and within interest expense in respect of the OEICs. Insurance premium income was £250 million, or 6 per cent, higher at £4,719 million in 2006 compared to £4,469 million in 2005. Life and pensions premiums were £212 million higher and general insurance premiums were £38 million higher, reflecting the commencement of underwriting of card and commercial loan protection products during 2006. Other operating income was £418 million, or 65 per cent, lower at £225 million in 2006 compared to £643 million in 2005; this reduction reflects a £429 million year-on-year decrease in the movement of value of in-force business as a result of the application of the new valuation rules in the FSA’s Policy Statement 06/14; this reduction is, however, largely offset by a similar reduction within insurance claims expense.

Operating expenses were £44 million, or 7 per cent, higher at £638 million in 2006 compared to £594 million in 2005. The impact of a decrease in staff numbers was largely offset by annual pay awards and there were increased advertising and promotion costs in respect of the Scottish Widows brand together with a lower net credit in respect of the amortisation of deferred acquisition costs (due to new business fluctuations and actuarial model changes).

The performance of the life, pensions and OEICs business and the general insurance business is discussed further below.

2005 compared to 2004

Profit before tax from the Lloyds TSB Group’s Insurance and Investments businesses was £1,474 million which was £558 million, or 61 per cent, higher than £916 million in 2004. However, much of this increase was due to volatility arising from market movements (see ‘Operating and financial review and prospects – Line of business information – Volatility’) and profit before tax excluding volatility was £53 million, or 7 per cent, lower at £725 million compared to £778 million in 2004. The 2005 results were reduced by a provision of £155 million for the strengthening of mortality reserves. The impact of the new accounting standards applied with effect from 1 January 2005 was to reduce profit before tax, excluding volatility, by £73 million; excluding this effect profit before tax was £20 million, or 3 per cent, higher at £798 million compared to £778 million in 2004.

Net interest income was £112 million, or 40 per cent, higher at £395 million compared to £283 million in 2004. This increase reflected higher average levels of cash deposit investments in long-term business and policyholder funds.

Other income, excluding volatility, was £2,380 million, or 22 per cent, higher at £13,116 million compared to £10,736 million in 2004. One of the impacts of the application of IFRS 4 with effect from 1 January 2005 was the need to reclassify as investment contracts certain transactions that were previously treated as insurance contracts. This resulted in a decrease in other income largely offset by a decrease in insurance claims. Adjusting for this effect, underlying other income in 2005 was £15,820 million which was £5,084 million, or 47 per cent, higher than £10,736 million in 2004. This increase in underlying other income was principally due to a £1,131 million increase in insurance premium income, reflecting improved sales and increased policyholder activity, together with a £3,724 million increase in net trading income. Net trading income represents the realised and unrealised gains on investments held in the long-term funds, together with the interest and dividend income on those investments, and the significant increase in 2005 reflected improved market returns.

The increases in premium income and trading income were largely offset by a matching increase in insurance claims, reflecting the fact that the majority of the premium inflows and investment gains are for the benefit of policyholders. Insurance claims were £2,564 million, or 27 per cent, higher at £12,186 million in 2005 compared to £9,622 million in 2004. If the 1 January 2005 reclassifications to investment contracts, described above, are excluded underlying insurance claims were £5,172 million, or 54 per cent, higher at £14,794 million in 2005, compared to £9,622 million in 2004.

Operating expenses reduced by £28 million, or 5 per cent, from £622 million in 2004 to £594 million in 2005. This decrease reflected the absence of a charge in respect of customer redress (£12 million in 2004) and a net credit in respect of deferred acquisition costs of £45 million in 2005, following the adoption of IFRS 4 with effect from 1 January 2005. Adjusting for these items, underlying operating expenses were £639 million in 2005, £29 million or 5 per cent higher than £610 million in 2004. This underlying increase in operating expenses reflected increased business volumes and some targeted project expenditure.

Operating and financial review and prospects

Life, pensions and OEICs

The tables below show measures of new business premiums for the life and pensions business and OEIC sales, which management monitor because they provide an indication of both the performance and the profitability of the business.

Weighted sales has historically been the UK insurance industry standard for measuring new business volumes; the weighting being made towards regular premium policies to reflect the long-term nature of these contracts. However, industry practice is now moving towards an alternative basis of calculation – Present Value of New Business Premiums (‘PVNBP’); this is calculated as the value of single premiums plus the discounted present value of future expected regular premiums. An analysis of new business sales on a PVNBP basis is set out below for 2006 and 2005 together with analyses on a weighted sales basis for 2006, 2005 and 2004. There are three main distribution channels for the sale of Lloyds TSB Group’s life, pension and OEIC products and the tables below show the relative importance of each.

Present value of new business premiums (PVNBP)		2006 £m	2005 £m

Life and pensions:
Savings and investments		1,300	1,465
Protection		232	255
Individual pensions		2,219	2,197
Corporate and other pensions		1,961	1,517
Retirement income		960	658
Managed fund business		348	535

Life and pensions		7,020	6,627
OEICs		2,720	1,215

Life, pensions and OEICs		9,740	7,842

Single premium business		7,321	5,636
Regular premium business		2,419	2,206

Life, pensions and OEICs		9,740	7,842

Bancassurance		3,421	2,114
Independent financial advisers		5,358	4,698
Direct		613	495
Managed fund business		348	535

Life, pensions and OEICs		9,740	7,842

	2006	2005	2004
Weighted sales (regular + 1/10 single)	£m	£m	£m

Life and pensions (including Managed Fund business)	902	804	676
OEICs	290	148	86

Life, pensions and OEICs	1,192	952	762

Weighted sales by distribution channel:
Bancassurance	403	274	242
Independent financial advisers	679	562	432
Direct	75	66	69

	1,157	902	743
Managed Fund business	35	50	19

Life, pensions and OEICs	1,192	952	762

Operating and financial review and prospects

2006 compared to 2005

Overall life, pensions and OEICs sales, measured on a PVNBP basis, were £1,898 million, or 24 per cent, higher at £9,740 million in 2006 compared to £7,842 million in 2005. The majority of the growth was in OEICs sales, which were £1,505 million, or 124 per cent, higher at £2,720 million in 2006 compared to £1,215 million in 2005. The growth in OEICs sales reflects an improved sales process through the branch network, a very successful tax year end campaign, and increasing success in selling to Wealth Management customers. OEICs sales have also benefited from the development of the Financial Planning Service sales force in the branch network and development of the relationships with the Community Banking and Wealth Management businesses within UK Retail Banking in order to gain better access to the targeted Mass Affluent market.

Life and pensions sales (including managed fund business), on a PVNBP basis, were £393 million, or 6 per cent, higher at £7,020 million in 2006 compared to £6,627 million in 2005. Corporate and other pension sales were £444 million, or 29 per cent, higher as a result of continuing strong sales following improvements in the product in 2005. Retirement income sales were £302 million, or 46 per cent, higher as a result of improvements in the Income Drawdown product and increased market activity following A-day (6 April 2006, when new legislation simplifying the pensions market came into force in the UK). These increases were, however, in part offset by a decrease of £165 million in Savings and investments sales and a reduction of £187 million in Managed fund business. The decrease in Savings and investments sales reflects competitive pressures and the limiting of investments into the SWIP Property Fund; Managed fund business is lower as 2005 included some exceptional benefits from mandate gains.

By distribution channel, Bancassurance sales were £1,307 million, or 62 per cent, higher at £3,421 million in 2006 compared to £2,114 million in 2005, as a result of the success of the developing Financial Planning Service sales force and the strong OEICs sales. Sales via independent financial advisers were £660 million, or 14 per cent, higher at £5,358 million in 2006 compared to £4,698 million in 2005; this reflects the strong Corporate pensions, Retirement income and OEIC sales via the dedicated Scottish Widows Investment Partnership sales force, partly offset by the decrease in Savings and investments sales.

On an annual premium equivalent basis, overall sales of life, pensions and OEIC products were £240 million, or 25 per cent, higher at £1,192 million in 2006 compared to £952 million in 2005. OEICs sales were £142 million, or 96 per cent, higher at £290 million in 2006 compared to £148 million in 2005; this reflects the successful tax year end campaign and developing sales through to the Mass Affluent market. Life and pensions sales were £98 million, or 12 per cent, higher at £902 million in 2006 compared to £804 million in 2005 as a result of the strong Corporate and other pensions and Retirement income sales, in part offset by the reduction in Savings and investments.

Profit before tax, on a statutory basis, from life, pensions and OEICs was £128 million, or 10 per cent, lower at £1,093 million in 2006 compared to £1,221 million in 2005. Excluding volatility, profit before tax was £201 million, or 40 per cent, higher at £701 million in 2006 compared to £500 million in 2005. However, the 2005 results were also impacted by the £155 million provision for the strengthening of reserves for annuitant mortality (£nil in 2006); also excluding this item, profit before tax was £46 million, or 7 per cent, higher at £701 million in 2006 compared to £655 million in 2005. New business profits improved as a result of the strong sales of Corporate and other pensions and this was coupled with a higher level of profits from existing business; these increases were only partly offset by reduced returns on shareholder net assets as a result of a lower economic basis in 2006 and lower free asset balances.

2005 compared to 2004

Overall, weighted sales in 2005 increased by £190 million, or 25 per cent, to £952 million in 2005 compared to £762 million in 2004 and as a result the Lloyds TSB Group’s life, pensions and investments market share increased significantly to 6.0 per cent, compared with 5.7 per cent in 2004. Strong growth in sales of pension products, as a result of more focused marketing, more than offset lower life protection sales, resulting from the slow down in the housing market. Single premium life sales increased, particularly the Unit Linked Flexible Options Bond product, and single premium pension sales were higher, again as a result of the specific marketing focus.

Total OEICs sales increased significantly compared to 2004. Regular premium sales were little changed with the increase being in single premium sales, primarily through Bancassurance; this reflected a successful campaign in relation to the April 2005 tax year end and built on the launch of the simplified product suite that was introduced at the end of 2004.

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

Profit before tax, on a statutory basis, from life, pensions and OEICs was £493 million, or 68 per cent, higher at £1,221 million in 2005 compared to £728 million in 2004. Profit before tax, excluding volatility, was £98 million, or 16 per cent, lower at £500 million compared to £598 million in 2004. Profitability in 2005 benefited from the absence of a provision for customer redress (2004: £12 million) but the results in 2005 were reduced by a provision of £155 million for the strengthening of mortality reserves. Adjusting for these items, profit before tax, excluding volatility, in 2005 was £655 million compared to £610 million in 2004, an increase of £45 million or 7 per cent. The strong sales led to an increased contribution from new business, partly offset by a commensurate increase in distribution costs. Improved investment earnings resulted from higher cash balances held for the account of the shareholder. OEICs profitability rose following improved markets and sales volumes.

Operating and financial review and prospects

General insurance

The results of the general insurance business are set out below.

	Statutory			Excluding volatility

	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m

Net interest income	24	23	44	24	23	44
Other income	594	571	504	576	543	496

Total income	618	594	548	600	566	540
Insurance claims	(200)	(197)	(214)	(200)	(197)	(214)

Total income, net of insurance claims	418	397	334	400	369	326
Operating expenses	(157)	(160)	(154)	(157)	(160)	(154)

Profit before tax, excluding volatility				243	209	172
Volatility				18	28	8

Profit before tax	261	237	180	261	237	180

		2006 £m		2005 £m		2004 £m

Premium income from underwriting:
Creditor		180		127		114
Home		424		441		442
Health		13		16		27
Reinsurance premiums		(17)		(22)		(29)

		600		562		554

Commissions from insurance broking:
Creditor		377		396		442
Home		47		49		45
Health		13		15		20
Other		192		221		165

		629		681		672

2006 compared to 2005

Profit before tax, on a statutory basis, from the Lloyds TSB Group’s general insurance operations was £24 million, or 10 per cent, higher at £261 million in 2006 compared to £237 million in 2005. Excluding volatility, profit before tax was £34 million, or 16 per cent, higher at £243 million in 2006 compared to £209 million in 2005.

Net interest income was £1 million, or 4 per cent, higher at £24 million in 2006 compared to £23 million in 2005.

Other income, on a statutory basis, was £23 million, or 4 per cent, higher at £594 million in 2006 compared to £571 million in 2005. Insurance broking commissions receivable were £52 million, or 8 per cent, lower at £629 million in 2006 compared to £681 million in 2005; this reflects lower loan protection product sales in the first half of 2006, reduced card protection income due to lower average balances outstanding and fluctuations in the level of retrospective commissions. Premium income, net of reinsurance, was £38 million, or 7 per cent, higher at £600 million in 2006 compared to £562 million in 2005; this reflects the commencement, during 2006, of underwriting of card and commercial loan protection products, partly offset by a fall in home insurance income. Fees and commissions payable were £31 million, or 4 per cent, lower at £664 million in 2006 compared to £695 million in 2005; this largely reflects fluctuations in branch network sales volumes.

Insurance claims expense was £3 million, or 2 per cent, higher at £200 million in 2006 compared to £197 million in 2005 as the impact of the new creditor protection underwriting in 2006 has been partly offset by a lower charge in respect of home insurance.

Operating expenses were £3 million, or 2 per cent, lower at £157 million in 2006 compared to £160 million in 2005. Staff costs have increased due to the use of agency staff on project work, but this has been more than offset by lower marketing expenditure and other cost-saving initiatives.

Operating and financial review and prospects

2005 compared to 2004

Profit before tax, on a statutory basis, from the general insurance business was £57 million, or 32 per cent, higher at £237 million in 2005 compared to £180 million in 2004. Profit before tax, excluding volatility, was £209 million in 2005, which was £37 million, or 22 per cent, higher than £172 million in 2004. Net interest income was £21 million lower at £23 million, compared to £44 million in 2004, principally reflecting the adoption of IFRS 4 and IAS 39 from 1 January 2005.

Other income, excluding volatility, was £47 million, or 9 per cent, higher at £543 million compared to £496 million in 2004; £18 million of this reflected the impact of the accounting standards applied with effect from 1 January 2005 giving an underlying increase of £29 million, or 6 per cent. Premium income from underwriting, net of reinsurance, was £8 million, or 1 per cent, higher at £562 million; creditor insurance income was higher as a result of the business written in conjunction with the Lloyds TSB Group’s asset finance businesses but health premium income declined as a result of the transfer of part of this business to BUPA in 2004. Insurance broking commissions were £9 million, or 1 per cent, higher at £681 million compared to £672 million in 2004; creditor commissions were £46 million lower, as a result of a slowdown in unsecured lending growth during 2005. Other commissions, however, were £56 million higher due largely to higher levels of retrospective income on existing business.

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

Operating expenses, at £160 million, were £6 million, or 4 per cent, higher than £154 million in 2004; this increase reflected higher marketing spend together with some specific project costs.

Wholesale and International Banking

	2006 £m	2005 £m	2004 £m

Net interest income	2,385	2,265	2,006
Other income	1,827	1,628	1,558

Total income	4,212	3,893	3,564
Operating expenses	(2,264)	(2,181)	(2,078)

Trading surplus	1,948	1,712	1,486
Impairment losses on loans and advances	(308)	(188)	(193)
Loss on sale of businesses	—	(6)	(21)

Profit before tax†	1,640	1,518	1,272

Cost:income ratio	53.8%	56.0%	58.3%
Total assets (year-end)*	£147,836m	£124,044m	£123,826m
Total risk-weighted assets (year-end)*	£91,843m	£80,154m	£71,013m

†	No volatility arises within Wholesale and International Banking and so these results are both statutory and excluding volatility.

*

To ensure comparability, 2004 asset and risk-weighted asset figures are shown as at 1 January 2005, following implementation of those international accounting standards for which restated comparatives were not required.

2006 compared to 2005

Profit before tax from Wholesale and International Banking was £122 million, or 8 per cent, higher at £1,640 million in 2006 compared to £1,518 million in 2005.

Net interest income was £120 million, or 5 per cent, higher at £2,385 million compared to £2,265 million in 2005. Average interest-earning assets were £18,823 million, or 18 per cent, higher at £122,575 million in 2006 compared to £103,752 million in 2005. Excluding the fine margin reverse repurchase agreement balances from both years, the increase was £17,782 million. Strong growth in corporate lending, as well as in lower-margin treasury and structured finance balances, led to an increase of £16,398 million in average balances within Corporate Markets. Continued lending growth led to a £994 million increase in average balances within Business Banking and average interest-earning assets in Asset Finance were £415 million higher, largely due to lending growth over 2005. The significant growth in average balances, however, was partly offset by a 31 basis point decrease in the net interest margin (excluding fine margin reverse repurchase agreement balances) as a result of a change in mix since the growth in assets has been predominately in corporate lending and in the finer margin treasury and structured finance balances.

Other income was £199 million, or 12 per cent, higher at £1,827 million compared to £1,628 million in 2005. Other income largely comprises net fee and commission income, trading profits and operating lease rental income. Net fee and commission income was higher from mid-corporate lending and new product revenue streams in structured products and debt capital markets, as well as good growth in asset backed lending and decreased dealer commissions payable within the asset finance business. There was a slight fall in operating lease rental income offset by increased gains on sale of available-for-sale investments.

Operating and financial review and prospects

Operating expenses were £83 million, or 4 per cent, higher at £2,264 million in 2006 compared to £2,181 million in 2005. Staff costs were higher as a result of annual pay awards and staff taken on to support the expansion of the business; business success also led to increasing levels of bonus payments. These increases were, in part, offset by efficiency savings.

Impairment losses on loans and advances and other credit risk provisions totalled £308 million in 2006 compared to £188 million in 2005. Impairment losses on loans and advances were £122 million, or 64 per cent, higher at £313 million in 2006 compared to £191 million in 2005. Within Corporate Markets, net releases of £13 million in 2006 were £44 million lower than in 2005, as some significant one-off releases were not repeated. The charge within Asset Finance was £40 million, or 20 per cent, higher at £245 million in 2006 compared to £205 million in 2005; this reflected rising levels of consumer arrears and voluntary terminations. Within Business Banking, the charge was £11 million, or 14 per cent, higher at £87 million in 2006 compared to £76 million in 2005 with the increase reflecting lending growth. Overall, the Wholesale and International Banking impairment charge in respect of loans and advances expressed as a percentage of average lending increased to 0.39 per cent in 2006 compared to 0.28 per cent in 2005.

2005 compared to 2004

Profit before tax from Wholesale and International Banking in 2005 was £246 million, or 19 per cent, higher at £1,518 million compared to £1,272 million in 2004. The overall impact of the accounting standards implemented with effect from 1 January 2005 was limited and accounted for £20 million of the increase in profits.

Net interest income was £259 million, or 13 per cent, higher at £2,265 million compared to £2,006 million in 2004. Of this increase, £100 million reflected the impact of implementation of IAS 39 from 1 January 2005 which caused certain income previously classified as fees to be included in the effective interest rate calculation. Excluding this impact, net interest income was £159 million, or 8 per cent, higher at £2,165 million compared to £2,006 million in 2004. This underlying growth in net interest income reflected good growth in average lending balances in Corporate Banking, Structured Finance, Asset Finance and Business Banking; net interest margins were higher within Financial Markets, as a result of a change in mix of balances held, and within Structured Finance, as a result of the terms of new transactions taken on, although Corporate Banking margins reduced as a result of competitive pressures.

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

Operating expenses were £103 million, or 5 per cent, higher at £2,181 million compared to £2,078 million in 2004. This largely reflected higher staff costs in support of the substantial business growth within Wholesale and International Banking over 2005, together with the impact of the motor dealership acquisitions.

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

Wholesale and International Banking profit in 2005 was also reduced by a charge of £6 million in respect of the sale of businesses; 2004 included a loss of £21 million which principally related to the sale of the Lloyds TSB Group’s businesses in Argentina and Colombia.

Central group items

	Statutory			Excluding volatility

	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m

Lloyds TSB Foundations	(37)	(34)	(31)	(37)	(34)	(31)
Funding cost of acquisitions less earnings on capital	(378)	(378)	(317)	(378)	(378)	(317)
Central costs and other unallocated items	(37)	(134)	(2)	(34)	(10)	(2)
Pension schemes related credit	128	—	—	128	—	—
Loss on sale and closure of businesses	—	(20)	—	—	(20)	—

Profit before tax, excluding volatility				(321)	(442)	(350)
Volatility				(3)	(124)	—

Profit before tax	(324)	(566)	(350)	(324)	(566)	(350)

Operating and financial review and prospects

2006 compared to 2005

On a statutory basis, the loss before tax from Central group items was £242 million, or 43 per cent, lower at £324 million in 2006 compared to £566 million in 2005. Excluding volatility, the loss before tax was £121 million, or 27 per cent, lower at £321 million compared to £442 million in 2005.

The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly the disabled and disadvantaged, to play a fuller role in society. The Foundations receive 1 per cent of the Lloyds TSB Group’s pre-tax profit after adjusting for gains and losses on the disposal of businesses and pre-tax minority interests, averaged over three years, instead of a dividend on their shareholdings. In 2006, the Lloyds TSB Group accrued £37 million for payment to registered charities. See note 39 to the Consolidated Financial Statements.

The charge in respect of the funding cost of acquisitions, less earnings on capital, was unchanged at £378 million and a £24 million increase in the charge in respect of central costs and other unallocated items, excluding volatility, was largely offset by the non-repetition of the loss on sale and closure of businesses. The main reason for the overall reduction in the loss before tax, excluding volatility, however, was a pension schemes related credit of £128 million in 2006; following recent changes in age discrimination legislation in the United Kingdom, the Lloyds TSB Group has taken the decision to cease to augment the pension entitlement of employees taking early retirement, leading to a credit to the income statement.

2005 compared to 2004

On a statutory basis, the loss before tax from Central group items was £216 million, or 62 per cent, higher at £566 million in 2005 compared to £350 million in 2004. Excluding volatility, the loss before tax was £92 million, or 26 per cent, higher at £442 million in 2005 compared to £350 million in 2004. The accrual for payments to the four Lloyds TSB Foundations was £3 million higher in 2005 at £34 million. The funding cost of acquisitions, less earnings on capital, was £61 million higher in 2005 at £378 million; this increase principally reflected the reclassification, as a result of the implementation of IAS 39 with effect from 1 January 2005, of certain capital instruments from minority interests to loan capital. As a result, the funding cost is now reported within interest expense.

Volatility

	2006 £m	2005 £m	2004 £m

Banking volatility*	(3)	(124)	—
Insurance volatility†	84	438	168
Policyholder interests volatility†	326	311	(30)

Total volatility	407	625	138

*	Included within Central group items on a statutory basis.

†	Included within Insurance and Investments on a statutory basis.

In addition to presenting the Lloyds TSB Group’s results prepared in accordance with applicable accounting standards, all monthly financial reporting to the Lloyds TSB Group Executive Committee and Board separately presents the results of the businesses before volatility. It is one of the key measures used to evaluate the performance of each of the businesses and is the basis upon which annual incentive scheme awards are made to management.

Management believes that the use of profit before tax excluding volatility provides an additional measure of the performance of the business as it excludes amounts included within profit before tax which do not accrue to the Lloyds TSB Group’s equity holders and excludes the impact of changes in market variables which are beyond the control of management.

The most significant limitations associated with profit before tax excluding volatility are:

(i)	Insurance volatility requires an assumption to be made for the normalised return on equities and other investments; and

(ii)	Banking and insurance volatility impact on the Lloyds TSB Group’s regulatory capital position, even though they are not included within profit before tax excluding volatility.

Management compensates for the limitations above by:

(i)	Monitoring closely the assumptions used to calculate the normalised return used within the calculation of insurance volatility; these assumptions are disclosed below; and

(ii)	Producing separate reports on the Lloyds TSB Group’s current and forecast capital ratios.

Operating and financial review and prospects

Banking volatility

In accordance with IFRS, it is the Lloyds TSB Group’s policy to recognise all derivatives at fair value. The banking businesses manage their interest rate and other market risks primarily through the use of intra-Group derivatives, with the resulting net positions managed centrally using external derivatives. IFRS does not, however, permit the intra-Group derivatives to be used in a hedge relationship for reporting purposes. Although fair value accounting can have a significant impact on reported earnings, it does not impact on the business fundamentals or cash flows of the businesses. The Lloyds TSB Group has, therefore, implemented an internal pricing arrangement whereby divisions transfer to Central group items the volatility associated with marking-to-market derivatives held for risk management purposes where, as far as possible, the effect is minimised by establishing IAS 39 compliant hedge accounting relationships. ‘Banking volatility’ is principally comprised of the difference between the result that would be recognised on an accrual accounting basis for derivatives held for risk management purposes and their mark-to-market value.

During 2006, profit before tax included banking volatility of £(3) million, being a charge of £136 million to net interest income and a credit of £133 million to other income, (2005: £(124) million, being a charge of £79 million to net interest income and a charge of £45 million to other income; 2004: £nil). The significant reduction in this source of volatility reflects the beneficial effect of rising interest rates which has had the result of changing the way in which the gradual unwind of the Lloyds TSB Group’s fair value hedging relationships has impacted the income statement.

Insurance volatility

The Lloyds TSB Group’s insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which have a volatile fair value. The value of the liabilities does not move exactly in line with changes in the fair value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement. As these investments are substantial and movements in their fair value can have a significant impact on the profitability of the Insurance and Investments division, management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to the actual return. The difference between the actual return on these investments and the expected return based upon economic assumptions made at the beginning of the period is included within insurance volatility.

Changes in market variables also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows With Profit Fund, the value of the in-force business and the value of shareholders’ funds. Fluctuations in these values caused by changes in market variables are also included within insurance volatility.

The expected investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historic investment return differentials, are set out below:

	2007%	2006%	2005%	2004%

Gilt yields (gross)	4.62	4.12	4.57	4.85
Equity returns (gross)	7.62	6.72	7.17	7.45
Dividend yield	3.00	3.00	3.00	3.00
Property return (gross)	7.62	6.72	7.17	7.45
Corporate bonds (gross)	5.22	4.72	5.17	5.45

During 2006, profit before tax included positive insurance volatility of £84 million, being a credit of £2 million to net interest income and a credit of £82 million to other income (2005: £438 million, being a credit of £6 million to net interest income and a credit of £432 million to other income; 2004: £168 million, being a credit to other income). Returns in 2005 benefited from rising stock markets and rising gilt values. Although equity values continued to rise in 2006, this was less marked than in 2005 and the effect was partly offset by falling gilt values and a charge following the change in the economic assumptions used to calculate the value of in-force business at 31 December 2006.

Policyholder interests volatility

As a result of the requirement contained in IFRS to consolidate life and pensions businesses on a line-by-line basis, the Lloyds TSB Group’s income statement includes amounts attributable to policyholders which affect profit before tax; the most significant of these items is policyholder tax.

Under IFRS, tax on policyholder investment returns is required to be included in the tax charge rather than being offset against the related income, as it is in actual distributions made to policyholders. The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge. Other items classified within policyholder interests volatility include the effects of investment vehicles which are only majority owned by the long-term assurance funds. In the case of these vehicles, the Lloyds TSB Group’s profit for the year includes the minorities’ share of the profits earned. As these amounts do not accrue to the equity holders, management believes a clearer representation of the underlying performance of the Lloyds TSB Group’s life and pensions businesses is presented by excluding policyholder interests volatility.

During 2006, profit before tax included positive policyholder interests volatility of £326 million, being a charge of £33 million to net interest income and a credit of £359 million to other income (2005: £311 million, being a credit to other income; 2004: £(30) million, being a charge to other income). The increase reflects an improved return from a property partnership majority owned by the policyholders, which more than offset a reduction in the policyholder tax charge as a result of a fall in the capital values of gilts and bonds and a smaller rise in equity markets.

Operating and financial review and prospects

Future accounting developments

Future developments in relation to the Lloyds TSB Group’s IFRS reporting are discussed in note 51 to the Consolidated Financial Statements and future developments in relation to US GAAP are discussed in note 52 to the Consolidated Financial Statements.

IFRS compared with US GAAP

Under US GAAP, Lloyds TSB Group’s net income for the year ended 31 December 2006 was £1,815 million (2005: £1,351 million; 2004: £1,508 million) compared to £2,803 million (2005: £2,493 million; 2004: £2,392 million) under IFRS. Reconciliations between IFRS and US GAAP figures, together with detailed explanations of the accounting differences, are included in note 52 to the Consolidated Financial Statements.

The Lloyds TSB Group’s IFRS net income increased by £310 million, or 12 per cent, in 2006 compared with 2005, whereas its US GAAP net income increased by £464 million, or 34 per cent. The US GAAP results have been significantly affected by the Lloyds TSB Group’s decision not to hedge any of its financial instruments for US GAAP accounting purposes, the requirement to consolidate certain variable interest entities under US GAAP and the increased US GAAP net pension charge.

Hedging and financial instruments. Under IFRS, changes in the fair value of derivatives that are designated as hedges are either offset against the change in fair value of the hedged asset or liability through earnings or recognised directly in equity until the hedged item is recognised in earnings, depending on the nature of the hedge. Under US GAAP, because Lloyds TSB Group has elected not to satisfy the onerous hedging criteria of SFAS No. 133 ‘Accounting for Derivative Instruments and for Hedging Activities’ in respect of derivative contracts, these instruments are treated as being held for trading purposes, with the unrealised mark-to-market gains and losses taken to income as they arise and the resulting assets or liabilities recorded on the balance sheet. As Lloyds TSB Group continues to hold a significant number of derivatives which are hedge accounted under IFRS this means that net income and shareholders’ equity under US GAAP are subject to greater volatility. In addition there is an IFRS/US GAAP difference in the accounting for unrealised foreign exchange gains and losses on available-for-sale securities; and the Lloyds TSB Group has elected, under IFRS, to classify certain of its financial instruments at fair value through profit or loss (this classification is not available under US GAAP and these financial instruments are, generally, classified as available-for-sale securities). These differences result in the gains or losses, which are recognised through the income statement under IFRS, being recognised in other comprehensive income under US GAAP.

Pensions. IFRS requires that the pension costs in the income statement reflect the cost of accruing benefits for active employees, the unwind of the interest cost of the scheme liabilities and the cost of severances borne by the schemes net of the expected return on scheme assets. The Lloyds TSB Group has elected to apply the corridor approach in respect of actuarial gains and losses and so, to the extent that the cumulative gains or losses remain within a corridor defined as the greater of 10 per cent of the scheme assets or liabilities, they are not reflected in the accounts. A similar method is used to recognise pension costs under US GAAP, although amounts that remain within the corridor are recognised within other comprehensive income.

Although the methodologies used to recognise the pension expense are similar, the respective standards were adopted on different dates and, as a result, the cumulative unrecognised actuarial losses at the beginning of the year exceeded the corridor limits on a US GAAP basis, but did not on an IFRS basis (as the only cumulative losses relevant for IFRS are those arising since the adoption of IAS 19, Employee Benefits, on 1 January 2004). Consequently, the 2006 US GAAP pension charge includes the amortisation of actuarial losses which is not recognised under IFRS.

Other areas where differences in accounting have had a significant effect upon the Lloyds TSB Group’s US GAAP results are as follows:

Insurance accounting. Under IFRS, for insurance contracts (and, in 2004, investment contracts within life assurance operations) the discounted value of the projected future cash flows attributable to the shareholder is recognised at the point of sale. IFRS therefore results in a proportion of the profit expected to accrue over the life of various products being recognised at their inception. Under US GAAP, income is recognised in the income statement in the period in which it is earned and expenses in the period in which they are incurred. This results, under US GAAP, in a more even recognition of profit over the life of the related policies.

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

Variable interest entities. US GAAP requires the consolidation of variable interest entities for which Lloyds TSB Group is deemed to be the primary beneficiary. The Lloyds TSB Group has a number of venture capital investments which do not require consolidation under IFRS, but for which Lloyds TSB Group is deemed to be the primary beneficiary. Consequently, the results of these entities are consolidated into the Lloyds TSB Group’s results for US GAAP purposes, rather than the Lloyds TSB Group recording the investments at fair value through profit or loss.

Operating and financial review and prospects

Average balance sheet and net interest income

	2006	2006	2006	2005	2005	2005	2004	2004	2004
	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %

Assets
Treasury bills and other eligible bills:
– Domestic offices							41	2	4.88
– Foreign offices							161	4	2.48
Loans and advances to banks:
– Domestic offices	35,842	1,664	4.64	31,198	1,111	3.56	26,731	917	3.43
– Foreign offices	2,854	162	5.68	2,224	88	3.96	2,071	62	2.99
Loans and advances to customers:
– Domestic offices	168,922	10,621	6.29	152,469	9,859	6.47	127,646	8,221	6.44
– Foreign offices	5,948	288	4.84	4,948	236	4.77	5,514	219	3.97
Available-for-sale financial assets:
– Domestic offices	13,334	600	4.50	9,623	349	3.63
– Foreign offices	5,046	207	4.10	4,554	159	3.49
Debt securities:
– Domestic offices							9,989	300	3.00
– Foreign offices							4,372	118	2.70
Lease and hire purchase receivables:
– Domestic offices	10,425	774	7.42	11,137	787	7.07	11,118	864	7.77
– Foreign offices	—	—	—	—	—	—	—	—	—

Total interest-earning assets of banking book	242,371	14,316	5.91	216,153	12,589	5.82	187,643	10,707	5.71
Total interest-earning trading securities and other financial assets at fair value through profit or loss (2004: trading assets)	27,584	1,831	6.64	31,185	1,563	5.01	34,037	1,536	4.51

Total interest-earning assets	269,955	16,147	5.98	247,338	14,152	5.72	221,680	12,243	5.52
Allowance for impairment losses on loans and advances	(2,171)			(2,058)			(1,729)
Non-interest earning assets:
– Domestic offices	63,175			58,916			47,510
– Foreign offices	471			919			902

Total average assets and interest income	331,430	16,147	4.87	305,115	14,152	4.64	268,363	12,243	4.56

Percentage of assets applicable to foreign activities (%)	4.5			4.2			4.8

	2006	2006	2006	2005	2005	2005	2004	2004	2004
	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %

Average interest-earning assets and net interest income:
– Banking business	242,371	5,537	2.28	216,153	5,671	2.62	187,643	5,110	2.72
– Trading securities and other financial assets at fair value through profit or loss (2004: trading assets)	27,584	1,551	5.62	31,185	1,114	3.57	34,037	947	2.78

Net yield on interest-earning assets	269,955	7,088	2.63	247,338	6,785	2.74	221,680	6,057	2.73

Operating and financial review and prospects

	2006	2006	2006	2005	2005	2005	2004	2004	2004
	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %

Liabilities and shareholders’ funds
Deposits by banks:
– Domestic offices	33,861	1,550	4.58	23,645	854	3.61	20,199	456	2.26
– Foreign offices	2,143	130	6.07	4,075	99	2.43	4,227	102	2.41
Liabilities to banks under sale and repurchase agreements:
– Domestic offices	3,907	230	5.89	4,419	258	5.84	4,200	192	4.57
– Foreign offices	—	—	—	3	—	1.56	4	—	2.41
Customer accounts:
– Domestic offices	125,309	3,621	2.89	117,622	3,329	2.83	105,400	2,963	2.81
– Foreign offices	3,242	117	3.61	2,194	72	3.28	2,303	40	1.74
Liabilities to customers under sale and repurchase agreements:
– Domestic offices	1,969	28	1.42	4,179	134	3.21	2,787	125	4.49
– Foreign offices	106	2	1.89	106	2	1.89	121	2	1.65
Debt securities in issue:
– Domestic offices	39,795	1,862	4.68	27,895	1,199	4.30	19,837	924	4.66
– Foreign offices	2,677	121	4.52	3,026	108	3.57	2,685	48	1.79
Other interest-bearing liabilities:
– Domestic offices	4,382	424	9.68	3,618	262	7.24	2,635	144	5.46
– Foreign offices	—	—	—	—	—	—	—	—	—
Subordinated liabilities:
– Domestic offices	12,129	694	5.72	11,515	601	5.22	10,175	601	5.91
– Foreign offices	—	—	—	—	—	—	—	—	—

Total interest-bearing liabilities of banking book	229,520	8,779	3.82	202,297	6,918	3.42	174,573	5,597	3.21
Total interest-bearing trading liabilities and other liabilities at fair value through profit or loss (2005 and 2004: trading liabilities)	6,349	280	4.41	11,245	449	3.99	14,992	589	3.93

Total interest-bearing liabilities	235,869	9,059	3.84	213,542	7,367	3.45	189,565	6,186	3.26
Interest-free liabilities
Non-interest bearing customer accounts:
– Domestic offices	3,862			3,636			3,134
– Foreign offices	250			267			372
Other interest-free liabilities:
– Domestic offices	78,712			77,177			63,364
– Foreign offices	1,804			447			751

Minority interests and shareholders’ funds	10,933			10,046			11,177

Total average liabilities and interest expense	331,430	9,059	2.73	305,115	7,367	2.41	268,363	6,186	2.31

Percentage of liabilities applicable to foreign activities (%)	3.2			3.4			4.1

Net interest margin for the banking book

	2006%	2005%	2004%

Domestic offices	2.30	2.68	2.79
Foreign offices	2.07	1.72	1.74
Group margin	2.28	2.62	2.72

Loans and advances to banks and customers include impaired lending. In 2004, interest receivable on such loans was only included to the extent to which cash payments had been received, in accordance with Lloyds TSB Group’s policy on income recognition. In 2005 and 2006, interest has been recognised using the effective interest rate method, as required by IAS 39.

Average balances are based on daily averages for the principal areas of the Lloyds TSB Group’s banking activities with monthly or less frequent averages used elsewhere. Management believes that the interest rate trends are substantially the same as they would be if all balances were averaged on the same basis.

Operating and financial review and prospects

Changes in net interest income – volume and rate analysis

The following table allocates changes in net interest income between volume and rate for 2006 compared with 2005 and for 2005 compared with 2004. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2006 compared with 2005			2005 compared with 2004
	Increase/(decrease)			Increase/(decrease)
	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m

Interest receivable and similar income
Loans and advances to banks:
– Domestic offices	553	216	337	194	159	35
– Foreign offices	74	36	38	26	6	20
Loans and advances to customers:
– Domestic offices	762	1,034	(272)	1,638	1,605	33
– Foreign offices	52	48	4	17	(27)	44
Available-for-sale financial assets (2004: Treasury and other eligible bills and Debt securities):
– Domestic offices	251	167	84	47	(15)	62
– Foreign offices	48	20	28	37	1	36
Lease and hire purchase receivables:
– Domestic offices	(13)	(53)	40	(77)	1	(78)
– Foreign offices	—	—	—	—	—	—

Total banking book interest receivable and similar income	1,727	1,468	259	1,882	1,730	152
Total interest receivable and similar income on trading securities and other financial assets at fair value through profit or loss (2004: trading assets)	268	(239)	507	27	(143)	170

Total interest receivable and similar income	1,995	1,229	766	1,909	1,587	322

Interest payable
Deposits by banks:
– Domestic offices	696	468	228	398	124	274
– Foreign offices	31	(117)	148	(3)	(4)	1
Liabilities to banks under sale and repurchase agreements:
– Domestic offices	(28)	(30)	2	66	13	53
– Foreign offices	—	—	—	—	—	—
Customer accounts:
– Domestic offices	292	222	70	366	346	20
– Foreign offices	45	38	7	32	(4)	36
Liabilities to customers under sale and repurchase agreements:
– Domestic offices	(106)	(31)	(75)	9	45	(36)
– Foreign offices	—	—	—	—	—	—
Debt securities in issue:
– Domestic offices	663	557	106	275	346	(71)
– Foreign offices	13	(16)	29	60	12	48
Other interest bearing liabilities:
– Domestic offices	162	74	88	118	71	47
– Foreign offices	—	—	—	—	—	—
Subordinated liabilities:
– Domestic offices	93	35	58	—	70	(70)
– Foreign offices	—	—	—	—	—	—

Total banking book interest payable	1,861	1,200	661	1,321	1,019	302
Total interest payable on trading and other liabilities at fair value through profit or loss (2005 and 2004: trading liabilities)	(169)	(216)	47	(140)	(150)	10

Total interest payable	1,692	984	708	1,181	869	312

Operating and financial review and prospects	Audited information

Risk management

Risk as a strategic differentiator

Lloyds TSB Group continues with the development of the risk framework through close alignment of risk capabilities to objectives. Substantial progress has been made in 2006 in embedding our approach across the business. This has included a focus on enhancing our capabilities in providing both qualitative and quantitative data to the board on risks associated with strategic objectives and facilitating more informed and effective decision making. The Group’s ability to take risks which are well understood, consistent with its strategy and plans and appropriately remunerated, is a key driver of shareholder return.

The maintenance of a strong control framework remains a priority and is the foundation for the delivery of effective risk management. Risk analysis and reporting capabilities continue to evolve to identify opportunities as well as risks, to improve the Group’s ability to take an aggregate view of the overall risk portfolio and assign clear responsibilities and timescales at group and divisional level for risk mitigation strategies. Risk continues to be a key component of routine management information reporting and is embedded within staff objectives via balanced scorecards.

The objective remains to go beyond risk mitigation and control to developing risk capabilities as a key strategic differentiator for Lloyds TSB.

Risk governance structures

Lloyds TSB Group maintains a risk governance structure that strengthens risk evaluation and management, whilst also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.

The board, assisted by its sub-committees, the risk oversight committee, the group executive committee and the audit committee, approves the Group’s overall risk management framework. The board also reviews the Group’s aggregate risk exposures and concentrations of risk to seek to ensure that these are consistent with the board’s appetite for risk. The risk oversight responsibilities of the board, audit committee and risk oversight committee are shown in the corporate governance section on pages 87 to 89, and further key risk oversight roles are described on the next page.

The group executive committee, assisted by its sub-committees, the group business risk committee and the group asset and liability committee, supports the group chief executive in ensuring the development, implementation and effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, and reviews the Group’s aggregate risk exposures and concentrations of risk. The group executive committee’s duties are described more fully on page 87.

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

Operating and financial review and prospects	Audited information

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

Accountability of line management has been further reinforced in relation to the management of risks arising from the Group’s business and in developing the risk awareness and risk management capability of the Group’s staff. A key objective is to ensure that business decisions strike an appropriate balance between risk and reward, consistent with the Group’s risk appetite. The senior executive team and Board received regular briefings and guidance from the chief risk director to ensure awareness of the overarching risk model and a clear understanding of their accountabilities for risk and internal control.

During the year an enhanced Control Self-Assessment process has increased the focus of management at all levels on risk management and reinforced accountabilities. All business units, divisional risk offices and group functions have completed a Control Self-Assessment, reviewing the effectiveness of their internal controls and putting in place enhancements where appropriate. Managing directors and group executive directors have certified the accuracy of their assessment.

Business management forms part of a tiered risk management model, as shown on page 39, with the divisional risk officers providing oversight and challenge, as described above, and the chief risk director and group committees establishing the group wide perspective.

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

Risk management framework

Lloyds TSB Group uses an enterprise-wide framework for the identification, assessment, measurement and management of risk, designed to meet its customers’ needs and maximise value for shareholders over time by aligning risk management with the corporate strategy; assessing the impact of emerging risks from new technologies or markets; and developing risk tolerances and mitigating strategies. The framework strengthens the Group’s ability to identify and assess risks; aggregate group wide risks and define the corporate risk appetite; develop solutions for reducing or transferring risk, where appropriate; and exploit risks to gain competitive advantage, thereby seeking to increase shareholder value.

Principal risks

The Group’s risk language is designed to capture the Group’s principal risks referred to as the ‘primary risk drivers’. A description of each risk, including definition, appetite, control and exposures is included in the detail to this report. These are further broken down into 13 more granular risk types to enable more detailed review and facilitate appropriate reporting and analysis of root causes, as set out below.

Through Lloyds TSB’s risk management processes these risks are assessed on an ongoing basis to ensure optimisation of risk and reward and that, where required, appropriate mitigation is in place. Both quantitative and qualitative factors are considered in assessing Lloyds TSB’s current and potential future risks. At present the two most significant risks for the Group are:

•

Legal and regulatory risk, reflecting the volume and pace of change from within the UK and Europe. This impacts Lloyds TSB both operationally in terms of cost of compliance and uncertainty about regulatory expectations, and strategically through pressure on key earnings streams. The latter could potentially result in major changes to business and pricing models, particularly in the UK retail market. Our business planning processes continue to reflect change to the regulatory environment. Major current regulatory reviews are described on pages 11 and 12.

•

Credit risk, reflecting the risk inherent in our lending businesses. Whilst credit quality remains satisfactory this will always be a significant risk for Lloyds TSB. The current focus is on unsecured retail credit, where lending criteria and limits have been tightened over the last two years and collections and recoveries processes enhanced.

Operating and financial review and prospects	Audited information

Risk appetite

In enhancing the Lloyds TSB Group risk framework in 2005, the Group’s strategic vision and the desired outcomes for its key stakeholders were articulated. The risk implications are expressed in high level risk principles and risk appetite measures and metrics for the primary risk types. These are then translated into more detailed policies and measures which are applied to the businesses. A key focus in 2006 has been the enhancement of policy and development of risk appetite across our business and this work will continue throughout 2007.

The more detailed articulation of the risk principles and distribution of the risk appetite measures amongst the divisions and businesses is subsequently agreed by the group chief executive, through consultation with the group executive committee and on the advice of the group business risk committee and the group asset and liability committee.

Policy

A key component of the risk management framework is the policy framework. The Group has continued to embed this further during 2006.

The main policy levels are identified below:

•	Principles – high level principles for the six primary risk drivers

•	High level group policy – policy for the main risk types aligned to the risk drivers

•	Detailed group policy – detailed policy that applies across the Group

•	Divisional policy – local policy that specifically applies to a division

•	Business unit policy – local policy that specifically applies to a business unit

Divisional and business unit policy is only produced by exception and is not necessary unless there is a specific area for which a particular division or business unit requires a greater level of detail than is appropriate for group level policy. The governance arrangements for development of, and compliance with, group, divisional and business unit policy and the associated accountabilities are clearly outlined. All staff are expected to be aware of the policies and procedures which apply to them and their work and to observe the relevant policies and procedures. Line management in each business area has primary responsibility for ensuring that group policies and the relevant local policies and procedures are known and observed by all staff within that area.

Group and divisional risk functions have responsibility for overseeing effective implementation of policy. Group audit provides independent assurance to the board about the effectiveness of the Group’s control framework and adherence to policy.

Policies are reviewed annually to seek to ensure they remain fit for purpose.

Risk reporting

Divisional risk functions use the standard language when reporting risks centrally, to enable risk aggregation, and when assessing risk levels of new products, change initiatives or business plans. Divisions monitor their risk levels against their risk appetite seeking to ensure effective mitigating action is being taken where appropriate. Divisional risk reports are reviewed by divisional executive committees to ensure divisional senior management are satisfied with the overall risk profile, risk accountabilities and progress on any necessary mitigating actions.

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

Definition

Strategy risk is the risk arising from developing a strategy that does not maximise franchise value and/or fails to achieve the initiatives in the agreed strategic plan due to changing or flawed assumptions. In assessing strategic risk consideration is given to both:

•	external factors (i.e. economic, technological, political, social and ethical, environmental, legal and regulatory, market expectations, reputation and competitive behaviour), and

•	internal factors (i.e. resource capability and availability, customer treatment, service level agreements, products and funding and the risk appetite of other risk categories).

Operating and financial review and prospects	Audited information

Risk appetite

Strategy risk is encapsulated as the budget and medium-term plan sanctioned by the board on an annual basis. Divisions and business units subsequently align their plans to the Group’s overall strategic risk appetite.

Exposures

The market for UK financial services and the other markets within which the Group operates are highly competitive, and management expects such competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors, which could result in a reduction in profit margins. The Group’s ability to generate an appropriate return for its shareholders depends significantly upon the competitive environment and management’s response to it.

The Group seeks to achieve further organic growth by securing new customers and developing more business from existing customers. Lloyds TSB is currently expending significant resources and effort to bring about this growth, particularly with respect to its UK retail financial services business. If these expenditures and efforts did not meet with success, its operating results would grow more slowly or decline.

As well as the Group’s organic growth plans, management and planning resources are also devoted to identifying possible acquisitions which would provide further opportunities for growth. If these strategic plans do not meet with success, the Group’s earnings could grow more slowly or decline.

The Group’s businesses are conducted in a market place that is consolidating and significant cross-border mergers and acquisitions may happen in the coming years. Lloyds TSB’s ability to generate an appropriate return for its shareholders over the long term may depend upon whether management is able to achieve value creating acquisitions and/or mergers at the appropriate times and prices. Lloyds TSB cannot be sure that it will ultimately be able to make such mergers or acquisitions or that, if it does, such mergers or acquisitions will be integrated successfully or realise anticipated benefits.

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

Product and service risk

Definition

The risk of loss, both financial and reputational, from the inherent design, management or distribution of products, or from the failure to meet or exceed customer expectations, competitor offerings or regulatory requirements.

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

A product is defined as a solution that can be offered to a customer or counterparty that might satisfy a want or a need in order to generate revenue streams or gains (not necessarily financial) for the Group. In line with defined policy, businesses provide divisional risk management with details of new products at an early stage of product or service development to seek to ensure compliance with the Group’s risk appetite and strategy. Businesses are required to demonstrate that new products meet clearly defined customer needs and that the sales process mitigates the risks of unsuitable sales. Where appropriate, technical advice and approval is sought from specialist functions.

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

Credit risk appetite is described and reported through a suite of metrics derived from a combination of accounting and economic equity model parameters which in turn uses the various credit risk rating systems as inputs. These metrics are supplemented by a variety of policies, sector caps and limits to manage concentration risk at an acceptable level.

Operating and financial review and prospects	Audited information

Exposures

The principal sources of credit risk within the Group arise from loans and advances to retail customers, financial institutions and corporate clients. The credit risk exposures of the Group are set out in note 47 to the Consolidated Financial Statements.

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

Credit risk also arises from the use of derivatives. Note 16 to the Consolidated Financial Statements shows the total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2006. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group.

Credit risk may also arise through the existence of contracts for the provision of services or products to Lloyds TSB and this is also considered through individual credit assessments, where the risks of loss are material.

Control

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

The following are the principal control mechanisms through which the Group manages credit risk:

•

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

•

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

•

Credit principles and policy. Group risk sets out the group credit principles according to which credit risk is managed. These form the basis of the group credit policy, which in turn is the basis for divisional and business unit credit policy. Principles and policy are reviewed regularly and any changes are subject to a review and approval process. Business unit policy includes lending guidelines which define the responsibilities of lending officers and seek to provide a disciplined and focused benchmark for credit decisions.

•

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

•	Cross-border and cross-currency exposures. Country limits are authorised and managed by a dedicated unit taking into account economic and political factors.

•

Concentration risk. Credit risk management sets portfolio controls on certain industries, sectors and product lines that reflect risk appetite, and monitors exposures to prevent excessive concentration of risk. These concentration risk controls are not necessarily in the form of a maximum limit on lending but may instead require new business in concentrated sectors to fulfil additional hurdle requirements. Amongst these controls is a series of sector caps to manage residual value risk exposure, seeking to ensure an acceptable distribution of risk. The Group’s large exposures are managed in accordance with regulatory reporting requirements.

•

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

•

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

•

Credit portfolio model. The Group models portfolio credit risk based on defaults, using a statistically-based model which calculates the economic equity employed and credit value at risk for each portfolio.

•

Stress testing and scenario analysis. The credit portfolio model is also used in stress-testing, to simulate a scenario and calculate its impact. Our modelling capabilities are currently subject to further development. Events are modelled both at a group wide level, at divisional and business unit level and by portfolio, for example, for a specific industry sector.

Operating and financial review and prospects	Audited information

•

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

Lloyds TSB Group also uses a range of approaches to mitigate credit risk. In the case of individual exposures, the Group makes use of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure. The Group also undertakes asset sales, securitisations and credit derivative-based approaches as appropriate for the nature of the assets and market conditions.

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

Loan portfolio	(unaudited)

The tables below have been prepared in accordance with IFRS (for 2004, 2005 and 2006) and with UK Generally Accepted Accounting Principles (for 2002 and 2003) and, as a result, the information included in the tables for 2004, 2005 and 2006 is not directly comparable with that for 2002 and 2003.

Analysis of loans and advances to banks and customers

The following tables analyse loans to banks and customers by geographical area and type of loan at 31 December for each of the five years listed.

	2006	2005	2004
IFRS	£m	£m	£m

Domestic
Loans and advances to banks	37,014	28,859	29,052
Loans and advances to customers:
– Mortgages	95,167	88,528	80,065
– Other personal lending	22,782	23,020	22,934
– Agriculture, forestry and fishing	2,862	2,405	2,076
– Energy and water supply	1,493	971	420
– Manufacturing	6,816	7,128	3,980
– Construction	2,236	2,092	1,903
– Transport, distribution and hotels	9,784	8,735	7,669
– Postal and telecommunications	504	404	296
– Financial, business and other services	20,745	19,675	15,976
– Property companies	12,638	8,571	6,014
– Lease financing	4,802	5,815	6,227
– Hire purchase	5,060	4,853	4,828

Total domestic loans	221,903	201,056	181,440
Foreign
Loans and advances to banks	3,625	2,797	2,797
Loans and advances to customers:
– Mortgages	434	367	277
– Other personal lending	243	260	256
– Agriculture, forestry and fishing	43	46	31
– Energy and water supply	531	621	533
– Manufacturing	697	795	511
– Construction	96	130	87
– Transport, distribution and hotels	706	730	1,041
– Postal and telecommunications	327	142	50
– Financial, business and other services	2,254	1,586	1,763
– Property companies	258	142	64
Total foreign loans	9,214	7,616	7,410

Total loans	231,117	208,672	188,850
Allowance for impairment losses	(2,194)	(2,073)	(1,663)
Interest held in suspense			(21)

Total loans and advances net of allowance for impairment losses	228,923	206,599	187,166

Operating and financial review and prospects

UK GAAP	2003 £m		2002 £m

Domestic
Loans and advances to banks	13,671		15,291
Loans and advances to customers:
– Mortgages	70,750		62,467
– Other personal lending	20,280		16,698
– Agriculture, forestry and fishing	2,025		2,076
– Energy and water supply	425		568
– Manufacturing	3,771		3,972
– Construction	1,516		1,491
– Transport, distribution and hotels	5,446		5,382
– Postal and telecommunications	273		371
– Financial, business and other services	10,635		9,129
– Property companies	4,822		4,276
– Lease financing	6,470		7,285
– Hire purchase	4,701		4,342

Total domestic loans	144,785		133,348
Foreign
Loans and advances to banks	1,894		2,239
Loans and advances to customers:
– Mortgages	331		4,763
– Other personal lending	263		1,098
– Agriculture, forestry and fishing	40		2,220
– Energy and water supply	711		1,051
– Manufacturing	926		1,608
– Construction	124		328
– Transport, distribution and hotels	1,423		2,459
– Postal and telecommunications	84		385
– Financial, business and other services	1,866		3,196
– Property companies	74		1,117
– Lease financing	—		15
Total foreign loans	7,736		20,479

Total loans	152,521		153,827
Provisions for loan losses	(1,695)		(1,767)
Interest held in suspense	(28)		(57)

Total loans and advances net of provisions and interest held in suspense	150,798		152,003

IFRS	2006 £m	2005 £m	2004 £m

Analysis of foreign loans by region
Loans and advances to customers:
– Latin America	169	173	125
– USA	2,253	1,984	2,385
– Europe	2,417	1,927	1,587
– Rest of the world	750	735	516

	5,589	4,819	4,613

Loans and advances to banks:
– Latin America	55	76	72
– USA	2,235	315	69
– Europe	1,037	1,470	1,853
– Rest of the world	298	936	803

	3,625	2,797	2,797

Total foreign loans	9,214	7,616	7,410

Operating and financial review and prospects

UK GAAP	2003 £m	2002 £m

Analysis of foreign loans by region
Loans and advances to customers:
– New Zealand	—	10,447
– Latin America	557	1,591
– USA	2,681	3,412
– Europe	1,981	2,142
– Rest of the world	623	648

	5,842	18,240

Loans and advances to banks:
– New Zealand	—	622
– Latin America	143	52
– USA	95	227
– Europe	1,408	1,164
– Rest of the world	248	174

	1,894	2,239

Total foreign loans	7,736	20,479

The classification of lending as domestic or foreign is based on the location of the office recording the transaction, except for certain lending of the international business booked in London.

Operating and financial review and prospects

Summary of loan loss experience

The following tables analyse the movements in the allowance for impairment losses for each of the five years listed.

IFRS	2006 £m	2005 £m	2004 £m

Balance at beginning of year
Domestic	2,037	1,562	1,468
Foreign	36	101	227

Total balance at beginning of year – before transition to IAS 39		1,663	1,695
Adjustment to reflect transition to IAS 39 on 1 January 2005		256

Balance at beginning of year after transition to IAS 39	2,073	1,919

Exchange and other adjustments	(13)	1	(11)
Reclassifications	—	43	—
Acquisition and disposal of businesses and portfolios	(27)	(27)	(33)
Advances written off:
Domestic
Loans and advances to customers:
– Mortgages	(9)	(6)	(2)
– Other personal lending	(1,188)	(900)	(760)
– Agriculture, forestry and fishing	(1)	(1)	(4)
– Energy and water supply	(17)	(20)	(18)
– Manufacturing	(21)	(26)	(39)
– Construction	(7)	(8)	(3)
– Transport, distribution and hotels	(50)	(37)	(33)
– Financial, business and other services	(137)	(151)	(35)
– Property companies	(1)	—	(15)
– Lease financing	(1)	(5)	(3)
– Hire purchase	(39)	(77)	(49)
Loans and advances to banks	—	—	(15)

Total domestic	(1,471)	(1,231)	(976)
Foreign	(18)	(5)	(52)

Total advances written off	(1,489)	(1,236)	(1,028)

Recoveries of advances written off:
Domestic
Loans and advances to customers:
– Mortgages	2	2	2
– Other personal lending	158	124	119
– Agriculture, forestry and fishing	—	—	1
– Energy and water supply	1	2	—
– Manufacturing	3	2	7
– Construction	1	1	7
– Transport, distribution and hotels	4	5	14
– Financial, business and other services	12	14	15
– Hire purchase	9	5	6

Total domestic	190	155	171
Foreign	—	3	3

Total recoveries of advances written off	190	158	174

Net advances written off:
Domestic	(1,281)	(1,076)	(805)
Foreign	(18)	(2)	(49)

Total net advances written off	(1,299)	(1,078)	(854)

Operating and financial review and prospects

IFRS	2006 £m	2005 £m	2004 £m

Effect of unwinding of discount recognised through interest income	(100)	(87)
Allowances for impairment losses charged against income for the year:
Domestic
Loans and advances to customers:
– Mortgages	12	18	4
– Other personal lending	1,345	1,193	807
– Agriculture, forestry and fishing	1	—	(3)
– Energy and water supply	4	2	37
– Manufacturing	11	1	(1)
– Construction	5	(3)	4
– Transport, distribution and hotels	29	20	43
– Postal and telecommunications	—	—	—
– Financial, business and other services	54	8	(15)
– Property companies	—	—	15
– Lease financing	4	(3)	7
– Hire purchase	91	70	57
– General provisions			(57)

Total domestic	1,556	1,306	898
Foreign	4	(4)	(32)

Total allowances for impairment losses charged against income for the year	1,560	1,302	866

Balance at end of year
Domestic	2,174	2,037	1,562
Foreign	20	36	101

Total balance at end of year	2,194	2,073	1,663

Ratio of net write-offs during the year to average loans outstanding during the year	0.7%	0.6%	0.6%

Operating and financial review and prospects

UK GAAP	2003 £m	2002 £m

Balance at beginning of year
Domestic	1,344	1,162
Foreign	423	306

Total balance at beginning of year	1,767	1,468

Exchange and other adjustments	(1)	(58)
Acquisition and disposal of businesses	(54)	3
Advances written off:
Domestic
Loans and advances to customers:
– Mortgages	(1)	(21)
– Other personal lending	(691)	(554)
– Agriculture, forestry and fishing	(11)	(2)
– Manufacturing	(30)	(25)
– Construction	(11)	(17)
– Transport, distribution and hotels	(40)	(27)
– Postal and telecommunications	(8)	(1)
– Financial, business and other services	(50)	(54)
– Property companies	(36)	(19)
– Lease financing	(4)	(17)
– Hire purchase	(44)	(50)

Total domestic	(926)	(787)
Foreign	(219)	(91)

Total advances written off	(1,145)	(878)

Recoveries of advances written off:
Domestic
Loans and advances to customers:
– Mortgages	2	5
– Other personal lending	103	83
– Agriculture, forestry and fishing	2	3
– Energy and water supply	—	1
– Manufacturing	6	17
– Construction	2	3
– Transport, distribution and hotels	7	12
– Financial, business and other services	7	13
– Property companies	6	10
– Lease financing	1	3
– Hire purchase	6	15

Total domestic	142	165
Foreign	36	38

Total recoveries of advances written off	178	203

Net advances written off:
Domestic	(784)	(622)
Foreign	(183)	(53)

Total net advances written off	(967)	(675)

Operating and financial review and prospects

UK GAAP	2003 £m	2002 £m

Provision for loan losses charged against income for the year:
Domestic
Loans and advances to customers:
– Mortgages	(19)	(5)
– Other personal lending	679	514
– Agriculture, forestry and fishing	8	—
– Energy and water supply	(9)	40
– Manufacturing	—	31
– Construction	11	14
– Transport, distribution and hotels	26	28
– Postal and telecommunications	—	2
– Financial, business and other services	90	103
– Property companies	22	(1)
– Lease financing	2	3
– Hire purchase	40	57
– General provisions	9	14
Loans and advances to banks	16	—

Total domestic	875	800
Foreign	75	229

Total provision for loan losses charged against income for the year	950	1,029

Balance at end of year
Domestic	1,468	1,344
Foreign	227	423

Total balance at end of year	1,695	1,767

Ratio of net write-offs during the year to average loans outstanding during the year	0.7%	0.5%

Operating and financial review and prospects

The following tables analyse the coverage of the allowance for loan losses by category of loans.

	2006	2006	2005	2005	2004	2004
	Allowance	Percentage of loans in each category to total loans	Allowance	Percentage of loans in each category to total loans	Allowance	Percentage of loans in each category to total loans
IFRS	£m	%	£m	%	£m	%

Balance at year end applicable to:
Domestic:
Loans and advances to banks	1	16.0	1	13.8	1	15.4
Loans and advances to customers:
Mortgages	42	41.2	36	42.4	11	42.3
Other personal lending	1,719	9.9	1,530	11.0	788	12.1
Agriculture, forestry and fishing	1	1.2	2	1.2	3	1.1
Energy and water supply	14	0.6	32	0.5	55	0.2
Manufacturing	23	2.9	29	3.4	64	2.1
Construction	6	1.0	8	1.0	17	1.0
Transport, distribution and hotels	40	4.2	58	4.2	84	4.1
Postal and telecommunications	—	0.2	—	0.2	—	0.2
Financial, business and other services	157	9.0	234	9.5	158	8.5
Property companies	3	5.5	4	4.1	—	3.2
Lease financing	7	2.1	4	2.8	10	3.3
Hire purchase	161	2.2	99	2.3	91	2.6

Total domestic	2,174	96.0	2,037	96.4	1,282	96.1
Foreign	20	4.0	36	3.6	101	3.9
General provision					280	—

Total balance at year end	2,194	100.0	2,073	100.0	1,663	100.0

	2003	2003	2002	2002
	Allowance	Percentage of loans in each category to total loans	Allowance	Percentage of loans in each category to total loans
UK GAAP	£m	%	£m	%

Balance at year end applicable to:
Domestic:
Loans and advances to banks	16	9.0	—	9.9
Loans and advances to customers:
Mortgages	7	46.4	25	40.7
Other personal lending	622	13.2	495	10.9
Agriculture, forestry and fishing	9	1.3	10	1.3
Energy and water supply	31	0.3	25	0.4
Manufacturing	97	2.5	121	2.6
Construction	9	1.0	7	1.0
Transport, distribution and hotels	60	3.6	67	3.5
Postal and telecommunications	—	0.2	—	0.2
Financial, business and other services	198	6.9	176	5.9
Property companies	—	3.2	8	2.8
Lease financing	6	4.2	7	4.7
Hire purchase	77	3.1	75	2.8

Total domestic	1,132	94.9	1,016	86.7
Foreign	181	5.1	318	13.3
General provision	382	—	433	—

Total balance at year end	1,695	100.0	1,767	100.0

Operating and financial review and prospects

Risk elements in the loan portfolio

The following discussion consists of an analysis of credit risk elements by categories which reflect US lending and accounting practices. These differ from those employed in the UK. In particular:

Non-performing lending

2004

In the US, it is the normal practice to stop accruing interest when payments are 90 days or more past due or when recovery of both principal and interest is doubtful. When the loans are transferred to non–accrual status, accrued interest is reversed from income and no further interest is recognised until it becomes probable that the principal and interest will be repaid in full. Loans on which interest has been accrued but suspended would be included in risk elements as loans accounted for on a non-accrual basis.

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

2005 and 2006

In accordance with IFRS, Lloyds TSB Group continues to accrue and recognise interest on loans that have been written down as a result of an impairment loss. The interest recognised is based on the net carrying value of the loan and is less than that that would be recognised on a similar performing loan. Accordingly, no amounts are disclosed as non-accrual in 2005 and 2006. If there is objective evidence that impairment has occurred and the carrying value of the loan exceeds the present value of its estimated future cash flows discounted at the loan’s original effective interest rate then a provision is made.

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

In the UK, although a bank is entitled to enforce a first charge on a property held as security, it typically does so only to the extent of enforcing its power of sale. In accordance with IFRS and industry practice, Lloyds TSB Group takes control of a property held as collateral on a loan at repossession but title does not transfer to it. Loans subject to repossession continue to be reported as loans in the balance sheet. Any gains or losses on sale of the acquired property are recorded within the allowance for impairment losses during the reporting period.

The difference in practices has no effect on net income reported in the UK compared to that reported in the US but it does result in a difference in classification of losses and recoveries in the income statement. It also has the effect of causing UK banks to report an increased level of non–performing loans compared with US banks.

Operating and financial review and prospects

The following tables analyse risk elements in the loan portfolio as at 31 December for the last five years.

IFRS†	2006 £m	2005 £m	2004 £m

Loans accounted for on a non-accrual basis
Domestic offices			617
Foreign offices			56
Total non-accrual loans			673
Accruing loans on which interest is being placed in suspense
Domestic offices			527
Foreign offices			40
Total suspended interest loans			567
Accruing loans on which interest is still being accrued and taken to profit, and against which specific provisions have been made*
Domestic offices			1,363
Foreign offices			2
Total accruing loans against which specific provisions have been made			1,365
Impaired lending against which provisions are held
Domestic offices	3,984	4,064
Foreign offices	22	58
Total impaired lending against which provisions are held	4,006	4,122
Loans contractually past due 90 days or more as to principal or interest, but against which no provisions have been made
Domestic offices	1,252	1,210	1,040
Foreign offices	—	—	—
Total accruing loans	1,252	1,210	1,040

Total non-performing lending	5,258	5,332	3,645

Domestic offices	5,236	5,274	3,547
Foreign offices	22	58	98

Total non-performing lending	5,258	5,332	3,645

†

Following the adoption of IAS 39 with effect from 1 January 2005, interest is accrued on all outstanding loans, including those treated as impaired; accordingly, it is no longer possible to classify non-performing lending as being accounted for on either a non-accrual basis or a suspended interest basis. As a result, the Lloyds TSB Group analyses its non-performing lending between impaired loans with a provision and impaired loans contractually past due 90 days or more without a provision. This figure is not directly comparable to the amounts disclosed in 2004, because prior to the adoption of IAS 39 provisions were only established in the event that the recovery of the principal balance was in serious doubt.

*

Included within accruing loans on which interest is still being accrued and taken to profit, and against which specific provisions have been made, in 2004 was £1 million in respect of troubled debt restructurings. There were no troubled debt restructurings in 2005 or 2006.

Operating and financial review and prospects

UK GAAP	2003 £m	2002 £m

Loans accounted for on a non-accrual basis
Domestic offices	480	421
Foreign offices	105	241

Total non-accrual loans	585	662

Accruing loans on which interest is being placed in suspense
Domestic offices	545	553
Foreign offices	88	199

Total suspended interest loans	633	752

Accruing loans on which interest is still being accrued and taken to profit, and against which specific provisions have been made
Domestic offices	1,199	1,217
Foreign offices	23	66

Total accruing loans against which specific provisions have been made	1,222	1,283

Accruing loans on which interest is still being accrued and taken to profit, the lending is contractually past due 90 days or more as to principal or interest, but against which no provisions have been made

Domestic offices	875	776
Foreign offices	—	34

Total accruing loans against which no provisions have been made	875	810

Troubled debt restructurings
Domestic offices	1	1
Foreign offices	—	2

Total troubled debt restructurings	1	3

Total non-performing lending
Domestic offices	3,100	2,968
Foreign offices	216	542

Total non-performing lending	3,316	3,510

Interest foregone on non-performing lending

The table below summarises the interest foregone on impaired lending.

		2006 £m

Interest income that would have been recognised under original contract terms		431
Interest income included in profit		(297)

Interest foregone		134

Potential problem loans

In addition to the non-performing lending disclosed above, lendings which were current as to payment of interest and principal but where concerns existed about the ability of the borrowers to comply with loan repayment terms in the near future were as follows:

IFRS	2006 £m	2005 £m	2004 £m

Potential problem lending	1,764	1,800	1,450

UK GAAP	2003 £m		2002 £m

Potential problem lending	1,696		1,734

The figures shown for potential problem lending are not indicative of the losses that might arise should the credit quality of this lending deteriorate since they do not take into account security held.

Operating and financial review and prospects

Cross border outstandings

The business of Lloyds TSB Group involves significant exposures in non-local currencies. These cross border outstandings comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in non-local currency. The following tables analyse, by type of borrower, foreign outstandings which individually represented in excess of 1 per cent of Lloyds TSB Group’s total assets.

IFRS	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m

As at 31 December 2006:
Belgium	1.5	5,081	3	4,607	471
France	1.3	4,389	40	3,224	1,125
United States of America	1.2	4,255	218	1,478	2,559
Netherlands	1.2	4,018	6	1,595	2,417
Germany	1.1	3,655	12	3,274	369

As at 31 December 2005:
Germany	2.6	8,142	217	7,562	363
Netherlands	1.4	4,335	—	2,704	1,631
Belgium	1.3	4,133	12	4,006	115
United States of America	1.3	3,974	312	899	2,763

As at 31 December 2004:
Belgium	2.5	7,033	796	6,161	76
Germany	2.1	5,872	331	5,118	423
Netherlands	1.2	3,480	415	2,173	892
Japan	1.1	3,235	550	1,037	1,648

As at 31 December 2006, Belgium had commitments of £33 million, Germany had commitments of £673 million, Netherlands had commitments of £1,322 million, United States of America had commitments of £551 million and France had commitments of £923 million.

As at 31 December 2006, there was no country with cross border outstandings of between 0.75 per cent and 1 per cent of assets.

As at 31 December 2005, the country with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £2,448 million in total, was France.

As at 31 December 2004, the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £4,767 million in total, were France and United States of America.

Market risk	(audited information)

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

•	Foreign currency risk also arises from the Group’s investment in its overseas operations

The Group’s insurance activities also expose it to market risk, encompassing interest rate, exchange rate, property and equity risk.

•	The management of with-profits funds leads to assets and liabilities that are mismatched with the aim of generating a higher rate of return to meet policyholders’ expectations

•	Unit-linked liabilities are matched with the same assets that are used to define the liability but future fee income is dependent upon the performance of those assets

Operating and financial review and prospects	Audited information

•

For other insurance liabilities the aim is to invest in assets such that the cash flows on investments will match those on the projected future liabilities. It is not possible to eliminate risk completely as the timing of insured events is uncertain and bonds are not available at all of the required maturities. As a result the cash flows cannot be precisely matched and so sensitivity tests are used to test the extent of the mismatch

•

Surplus assets are held primarily in three portfolios: the surplus in the non-profit fund within the Long Term Fund of Scottish Widows plc, assets in shareholder funds of life assurance companies and an investment portfolio within the general insurance business

The Group’s defined benefit pension schemes are exposed to significant risks from the constituent parts of their assets, primarily equity and interest rate risk, and from the present value of their liabilities.

The primary market risk measure used within the Group is the Value at Risk (‘VaR’) methodology, which incorporates the volatility of relevant market prices and the correlation of their movements. Although an important measure of risk, VaR has limitations as a result of its use of historical data, assumed distribution, holding periods and frequency of calculation. The use of confidence levels does not convey any information about potential loss when the confidence level is exceeded. VaR is also not well suited to options positions. The Group recognises these limitations and supplements its use with a variety of other techniques. These reflect the nature of the business activity, and include interest rate re-pricing gaps, open exchange positions and sensitivity analysis. Stress testing and scenario analysis are also used in certain portfolios and at group level, to simulate extreme conditions to supplement these core measures.

The risk of loss measured by the VaR model is the potential loss in earnings. The total and average trading VaR does not assume any diversification benefit across the three risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported as a whole.

Trading:

Based on the commonly used 95 per cent confidence level, assuming positions are held overnight and using observation periods of the preceding three years, the VaR for the years ended 31 December 2006 and 2005 based on the Group’s global trading positions was as detailed in the table below (the table also aggregates potential loss measures from options portfolios).

	31 December 2006				31 December 2005

	Closing £m	Average £m	Maximum £m	Minimum £m	Closing £m	Average £m	Maximum £m	Minimum £m

Interest rate risk	3.3	2.3	4.6	0.6	0.9	1.8	4.5	0.5
Foreign exchange risk	0.3	0.3	0.7	0.0	0.2	0.3	0.4	0.2
Equity risk	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total VaR (no diversification)	3.6	2.6	5.0	0.9	1.1	2.1	4.7	0.8

Non-trading:

The Group’s banking non-trading exposure is summarised in the form of an interest rate repricing table, as set out in note 47 to the Consolidated Financial Statements. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date. However, the table does not take into account the effect of interest rate options used by the Group to hedge its exposure.

It is estimated that a hypothetical immediate and sustained 100 basis point increase in interest rates on 1 January 2007 would decrease net interest income by £237.8 million for the 12 months to 31 December 2007, while a hypothetical immediate and sustained 100 basis point decrease in interest rates would increase net interest income by £237.4 million. An analysis by currency is shown below.

	UK £m	North America £m	Asia & Australasia £m	Europe & Middle East £m	Total 2007 £m	Total 2006 £m

Change in net interest income from a +100 basis point shift in yield curves	(207.6)	(12.8)	0.3	(17.7)	(237.8)	(112.5)

Change in net interest income from a –100 basis point shift in yield curves	207.2	12.8	(0.3)	17.7	237.4	104.7

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

For the insurance businesses, the composition and value of surplus assets held in excess of liabilities are reported to group risk on a monthly basis. The figures quoted below are the sum of the two portfolios with no allowance for diversification between portfolios or asset classes and represents the potential loss in earnings.

The table below shows closing, average, maximum and minimum VaR for surplus assets held in excess of liabilities in the Group’s insurance businesses for the years ended 31 December 2006 and 2005 on a 99 per cent confidence ten day basis.

	31 December 2006				31 December 2005

	Closing £m	Average £m	Maximum £m	Minimum £m	Closing £m	Average £m	Maximum £m	Minimum £m

Interest rate risk	17.9	19.1	20.5	16.9	19.8	17.9	20.0	15.8
Foreign exchange risk	2.6	3.2	3.5	2.6	3.3	2.8	3.5	2.3
Equity risk	43.1	40.9	43.1	39.4	41.7	47.7	57.3	39.4
Total VaR	63.6	63.2	65.9	59.7	64.8	68.4	77.8	59.1

The Group’s structural foreign exchange position at 31 December 2006 is set out in note 47 to the Consolidated Financial Statements. The position implies that at 31 December 2006 a hypothetical increase of 10 per cent in the value of sterling against all other currencies would have led to a £43 million reduction in reserves, and vice versa. On this basis, there would have been no material impact on Lloyds TSB Group’s risk asset ratios.

Operating and financial review and prospects	Audited information

Control

The group asset and liability committee regularly reviews market risk exposure and makes recommendations to the group chief executive concerning overall market risk appetite and market risk policy.

Banking activity:

•

Trading is restricted to a number of specialist centres, the most important centre being financial markets division in London. These centres also manage market risk in the wholesale banking books, both in the UK and internationally. The level of exposure is strictly controlled and monitored within approved limits. Active management of the wholesale book is necessary to meet customer requirements and changing market circumstances

•

Market risk in the Group’s retail portfolios and in the Group’s capital funds is managed within limits defined in the detailed group policy for interest rate risk in the banking book, which is reviewed annually by the group asset and liability committee. The structural foreign exchange position is managed having regard to the currency composition of the Group’s risk-weighted assets. The objective is to limit the effect of exchange rate movements on the published risk asset ratio

Insurance activity:

•

Market risk exposures from the insurance businesses are controlled via approved investment policies set with reference to the Group’s overall risk appetite and regularly reviewed by the group asset and liability committee

•	With-profits funds are managed in accordance with the relevant fund’s Principles and Practices of Financial Management

•

The investment strategy for other insurance liabilities is determined by the term and nature of the underlying liabilities and asset/liability matching positions are actively monitored. Actuarial tools are used to project and match the cash flows

•

Investment strategy for surplus assets held in excess of liabilities takes account of the regulatory and internal business requirements for capital to be held to support the business now and in the future

The Group discusses strategies for the overall mix of pension assets with the pension scheme trustees.

Insurance risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, due to fluctuations in the timing, frequency and severity of insured/underwritten events and to fluctuations in the timing and amount of claim settlements. This includes fluctuations in profits due to customer behaviour.

Risk appetite

Insurance risk appetite is defined as the quantum and composition of insurance risk that exists currently in the Group and the direction in which the Group wishes to manage this.

Exposures

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

Insurance risks are measured using a variety of techniques including stress and scenario testing; and, where appropriate, stochastic modelling.

Control

A key element of the control framework is the consideration of insurance risk by a suitable combination of high level committees/boards. For the life assurance businesses the key control body is the board of Scottish Widows Group Limited with the more significant risks also being subject to approval by the Lloyds TSB group executive committee and/or the Lloyds TSB Group board. For the general insurance businesses the key control body is the Lloyds TSB Insurance executive committee with the more significant risks again being subject to Lloyds TSB group executive committee and/or Lloyds TSB Group board approval. All group pension scheme issues are covered by the group asset and liability committee.

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

Persistency rates of life assurance policies, which relate to the rate of policy termination and the rate at which policies cease to pay regular premiums, are regularly assessed by reference to appropriate risk factors.

Operating and financial review and prospects	Audited information

Operational risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, from inadequate or failed internal processes and systems, or from people related or external events.

Risk appetite

Operational risk appetite is defined as the quantum and composition of operational risk that exists in the Group and the direction in which the Group wishes to manage it.

The Group has developed an impact on earnings approach to operational risk appetite. This involves looking at how much the Group could lose due to operational risk losses at various levels of severity. In setting operational risk appetite, the Group looks at both impact on solvency and the Group’s reputation, including customer service requirements.

Exposures

The main sources of operational risk within Lloyds TSB Group relate to uncertainties created by the changing business environment in which we operate and how this is managed across the Group. Throughout 2006 there has been ongoing development of operational risk metrics to ensure both current and potential future operational risk exposures are understood in terms of both risk and reward potential.

Control

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

Governance risk

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

The Group’s policy is to maintain strong corporate governance arrangements, as it believes this is consistent with the Group’s objective of maximising shareholder value over time. This includes the means by which risks are effectively managed in order to enable successful implementation of the Group’s strategy. The Group’s high level governance arrangements are described on pages 87 to 89. These arrangements reflect the Group’s policy which is that the board adheres to the principles contained in the Combined Code on corporate governance, issued by the Financial Reporting Council, when determining and reviewing its governance arrangements. The directors review the application of the principles and provisions of the Code annually.

The policy regarding organisational structure is that the Group seeks to optimise performance by allowing divisions, subsidiaries and business units to operate within established capital and risk parameters and the Group’s policy framework. Group policy requires that they must do so in a way which is consistent with realising the Group’s strategy and meets agreed business performance targets.

Group functions (e.g. group human resources, group risk, group finance, group strategy, group audit) are established to provide functional leadership (e.g. policy, strategy and standards), challenge and support across the Group and ensure information is consolidated at group level.

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

The Group’s whistleblowing arrangements, reviewed and supported by the independent charity Public Concern at Work, encourage staff to speak up if they have concerns about any possible wrongdoing.

Operating and financial review and prospects	Audited information

Legal and regulatory risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with the laws, regulations or codes applicable.

Control

The Group’s business is regulated primarily by the UK Financial Services Authority (‘FSA’), the Banking Code Standards Board (‘BCSB’) and the Office of Fair Trading (‘OFT’) and additionally by local regulators in offshore and overseas jurisdictions. Each business has a nominated individual with ‘compliance oversight’ responsibility under FSA rules. The role of such individuals is to advise and assist management to ensure that each business has a control structure which creates awareness of the rules and regulations to which the Group is subject, and to monitor and report on adherence to these rules and regulations.

All compliance personnel also have a reporting line to the group compliance director who sets compliance standards across the Group and provides independent reporting and assessment to the board and business directors.

Group compliance also provides leadership on compliance with money laundering and terrorist financing legislation and regulation across the Group. It sets group policy and standards on the topic and undertakes high level oversight of anti-money laundering risks. A specialist team within Group compliance provides a centre of excellence on the relevant legislation and regulation as well as interfacing with external public and private bodies in order to evolve the Group’s approach and seek to ensure greater effectiveness and focus on key risk areas. Its remit also includes compliance with financial sanctions.

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

Control

The Group is committed to the fair treatment of its customers. It is an essential part of the way the Group conducts its business and develops deep long-lasting relationships with its customers. A range of management information measures is in place across the Group to support the tracking of key customer treatment indicators. Group risk and group audit are required to report regularly on customer treatment risk, management information trends and on compliance with the Group’s standards.

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

A framework is in place to guide the consideration and documentation of customer treatment risk when developing policies and procedures. The Group has defined customer treatment principles and benchmark standards in all the key areas and enhanced its processes and procedures for a number of individual initiatives including the governance of responsible lending and complaints handling. The divisions are required to meet or exceed these standards, tailoring customer treatment to the needs of each customer segment. The revised detailed group product governance policy also requires customer treatment standards to be tailored.

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

The Group has defined high-level process and resource risk policies to seek to ensure a wide-ranging and consistent approach to the identification and management of process and resource risk. These include policies covering physical and information security, business continuity, outsourcing, procurement and incident management when policy implementation and oversight is led by specialist teams with a group wide remit.

Theft, fraud and other criminal acts risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from frauds carried out against the Group, and/or theft of the Group’s assets, and other criminal acts.

Operating and financial review and prospects	Audited information

Control

The Group has in place appropriate policies, procedures and tools for the management of theft, fraud and other criminal acts risks, which fall under the remit of the Chief Security Office.

Business units and group functions have primary responsibility for identifying and managing fraud risk at a local level in consultation with the Group Financial Crime Unit. Additionally the group fraud strategy and policy committee is responsible for monitoring fraud risk as well as ensuring that fraud risks are effectively identified and assessed and that strategies for fraud prevention are effectively coordinated. This includes external scanning of the threat environment across all service delivery channels and translation mechanisms with particular focus on card payment and internet transactions.

The Chief Security Office establishes policy for the security of the people, premises and assets, including identifying and developing countermeasures to minimise the impact of physical threats to the Group. Business unit management seek to ensure that the level of security risk applicable to each site they occupy is assessed, and that the appropriate security countermeasures are determined in order to protect people, premises and assets.

People risk

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

•

Standards of behaviour. The Group has a code of business conduct which applies to all employees. It seeks to ensure that employees act with integrity and endeavour to deliver high levels of customer service. It promotes a working environment free from discrimination, harassment, bullying or victimisation of any kind. Employees are encouraged and expected to alert management to suspected misconduct, fraud or other serious malpractice. We provide mechanisms to facilitate disclosure if an employee is unable to inform their direct line management and will thoroughly investigate any reports made in good faith. The code as amended from time to time is available to the public on the Company’s website at www.lloydstsb.com.

•

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

•

Training and development. The Group believes that long-term success depends on the quality and skills of its staff and that it has a joint responsibility with employees for their personal and career development to improve current performance and to enhance future prospects.

Change risk

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

Liquidity risk is defined as the risk that the Group will be unable to meet its financial obligations as they fall due. These obligations include the repayment of deposits on demand or at their contractual maturity; the repayment of loan capital and other borrowings as they mature; the payment of insurance policy benefits, claims and surrenders; the payment of lease obligations as they become due; the payment of operating expenses and taxation; the payment of dividends to shareholders; the ability to fund new and existing loan commitments; and the ability to take advantage of new business opportunities.

The international standard for measuring capital adequacy is the risk asset ratio, which relates to on- and off-balance sheet exposures weighted according to broad categories of risk. The Group’s capital ratios, calculated in line with the requirements of the FSA, are set out in detail on page 63.

Risk appetite

Financial soundness risk appetite is set and reported through various metrics that enable the Group to manage liquidity and capital constraints and shareholder expectations.

Exposures

The principal financial soundness risk uncertainties relate to liquidity and capital adequacy and each of these sources of risk is described in more detail below.

Operating and financial review and prospects	Audited information

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

Lloyds TSB Group plc is also able to raise funds by issuing loan capital or equity, although in practice the majority of Lloyds TSB Group’s loan capital has been issued by Lloyds TSB Bank. As at 31 December 2006, Lloyds TSB Group plc had £2,297 million of subordinated debt in issuance compared with £12,072 million for the consolidated Lloyds TSB Group. The cost and availability of subordinated debt finance are influenced by credit ratings. A reduction in these ratings could increase the cost and could reduce market access. At 31 December 2006, the credit ratings of Lloyds TSB Bank were as follows:

Senior debt

Moody’s	Aaa
Standard & Poor’s	AA
Fitch	AA +

The ratings outlook from Moody’s, Standard & Poor’s and Fitch for Lloyds TSB Bank is stable. These credit ratings are not a recommendation to buy, hold or sell any security; and each rating should be evaluated independently of every other rating.

A significant part of the liquidity of the Lloyds TSB Group’s banking businesses arises from their ability to generate customer deposits. A substantial proportion of the customer deposit base is made up of current and savings accounts which, although repayable on demand, have traditionally provided a stable source of funding. During 2006, amounts deposited by customers increased by £8,272 million from £131,070 million at 31 December 2005 to £139,342 million at 31 December 2006. These customer deposits are supplemented by the issue of subordinated loan capital and wholesale funding sources in the capital markets, as well as from direct customer contracts. Wholesale funding sources include deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, a Euro Medium-Term Note programme, of which £6,806 million had been utilised for senior funding at 31 December 2006, and commercial paper programmes, under which £2,343 million had been utilised at 31 December 2006. The Group has also raised wholesale funding via the issuance of Residential Mortgage Backed Securities; £10,048 million was outstanding at 31 December 2006.

The ability to sell assets quickly is also an important source of liquidity for the Lloyds TSB Group’s banking businesses. The Lloyds TSB Group holds sizeable balances of marketable debt securities which could be disposed of to provide additional funding should the need arise.

The following table sets out the amounts and maturities of Lloyds TSB Group’s contractual cash obligations at 31 December 2006	(unaudited)

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m

Long-term debt – dated	300	459	1,094	2,399	4,252
Euro Medium-Term Note programme	417	799	978	4,612	6,806
Commercial paper programme	2,343	—	—	—	2,343
Securitisation vehicles	11,578	3,767	3,505	1,923	20,773
Finance leases	1	—	—	15	16
Operating leases	212	398	335	835	1,780
Capital commitments	129	31	—	—	160
Other purchase obligations	532	687	295	64	1,578

	15,512	6,141	6,207	9,848	37,708

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds TSB Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. The Lloyds TSB Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds TSB Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds TSB Group expects to make cash contributions of approximately £530 million to these schemes in 2007.

At 31 December 2006, Lloyds TSB Group also had £7,820 million of preferred securities and undated subordinated liabilities outstanding.

Off–balance sheet arrangements	(unaudited)

The following table sets out the amounts and maturities of Lloyds TSB Group’s other commercial commitments at 31 December 2006. These commitments are not included in Lloyds TSB Group’s consolidated balance sheet.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m

Acceptances	62	1	—	—	63
Other contingent liabilities	953	976	263	522	2,714

Total contingent liabilities	1,015	977	263	522	2,777

Lending commitments	56,019	11,310	11,050	3,900	82,279
Other commitments	5,945	109	23	61	6,138

Total commitments	61,964	11,419	11,073	3,961	88,417

Total contingents and commitments	62,979	12,396	11,336	4,483	91,194

Operating and financial review and prospects	Audited information

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

As explained in note 46 to the Consolidated Financial Statements, since 1 January 2006 all of the Lloyds TSB Group’s financial guarantee contracts have been accounted for as financial instruments and measured at fair value on the balance sheet. The contractual nominal amounts of these guarantees totalled £8,139 million at 31 December 2006 (with £4,679 million expiring within one year; £802 million between one and three years; £1,499 million between three and five years; and £1,159 million over five years).

Lloyds TSB Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. Lloyds TSB Group currently offers securitisation facilities to its corporate and financial institution client base through two conduit securitisation vehicles, Cancara Asset Securitisation Limited (‘Cancara’) and Obelisk Funding (No.2) Limited (‘Obelisk’). These are funded in the global asset-backed commercial paper market. The assets and obligations of Cancara and Obelisk are included in Lloyds TSB Group’s consolidated balance sheet. Lloyds TSB Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

As at 31 December 2006 Cancara and Obelisk held assets of £10,913 million, primarily loans and investments. Lloyds TSB Bank provided asset-backed commercial paper liquidity support facilities of £12,412 million.

During 2006 the Lloyds TSB Group securitised part of its residential mortgage portfolio by transferring beneficial interests in those mortgages to special purpose entities which issued floating rate debt securities. At 31 December 2006 the total amount of residential mortgages subject to securitisation was £14,927 million in respect of which external funding at the year end amounted to £10,048 million. The successful development of the Lloyds TSB Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying the Lloyds TSB Group’s funding base. For further details, see note 18 to the Consolidated Financial Statements.

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

Capital resources

The total capital resources of Lloyds TSB Group are set out below:

	31 December 2006 £m	31 December 2005 £m	31 December 2004 £m

Called-up share capital	1,429	1,420	1,419
Share premium account	1,266	1,170	1,145
Other reserves	355	383	343
Retained profits	8,105	7,222	8,140
Shareholders’ equity	11,155	10,195	11,047
Minority interests	352	435	631

	11,507	10,630	11,678
Preferred securities	2,957	2,549	1,388
Undated subordinated liabilities	4,863	5,184	4,464
Dated subordinated liabilities	4,252	4,669	4,400

	23,579	23,032	21,930

Lloyds TSB Group’s total capital resources increased by £547 million during 2006. Shareholders’ equity increased by £960 million as a result of the profit for the year, after dividends. Minority interests were £83 million lower as a result of the wind-down of property investment vehicles in Scottish Widows. Overall, preferred securities and other subordinated liabilities were £330 million lower, as the two issues of preference shares by Lloyds TSB Group plc have been more than offset by the repayment of other issues and the negative impact of exchange and other market movements.

Group regulatory capital ratios

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

The risk asset ratios as at 31 December 2006 and 31 December 2005 are shown below and, in order to provide a meaningful comparison, a risk asset ratio as at 1 January 2005 is also shown, since this is the date from which IAS 39 and IFRS 4 were applied. A risk asset ratio on a UK GAAP basis is also shown as at 31 December 2004.

Operating and financial review and prospects

IFRS	31 December 2006 £m	31 December 2005 £m	1 January 2005 £m

Capital:
Tier 1	12,828	11,478	10,753
Tier 2	9,965	10,447	8,767

	22,793	21,925	19,520
Supervisory deductions	(6,158)	(6,160)	(6,219)

Total regulatory capital	16,635	15,765	13,301

Total risk-weighted assets	156,043	144,921	131,830

Risk asset ratios:
Total capital	10.7%	10.9%	10.1%
Tier 1	8.2%	7.9%	8.2%

			31 December
			2004
UK GAAP			£m

Capital:
Tier 1			11,725
Tier 2			8,800

			20,525
Supervisory deductions			(7,252)

Total regulatory capital			13,273

Total risk-weighted assets			132,173

Risk asset ratios:
Total capital			10.0%
Tier 1			8.9%

At 31 December 2006, the risk asset ratios were 10.7 per cent for total capital and 8.2 per cent for tier 1 capital.

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

The Group is making good progress in its preparations for the introduction of Basel II, and our credit risk waiver application was submitted in December 2006. Whilst our work is well advanced, some uncertainty remains with regard to the regulatory treatment of certain issues for capital purposes. The Group expects to maintain satisfactory capital ratios throughout the transition to Basel II in 2008, and continues to expect no deduction of investments in existing insurance subsidiaries from tier 1 capital until at least 2012.

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

During 2006, total capital for regulatory purposes increased by £870 million to £16,635 million. Tier 1 capital increased by £1,350 million, as a result of profit retentions and issuance of capital instruments, in part offset by cash contributions into the defined benefit pension schemes. Tier 2 capital decreased by £482 million following loan capital redemptions and the negative impact of exchange movements. There was a decrease in supervisory deductions of £2 million, as profits for the year within the insurance and investment businesses were offset by dividends paid out.

Control	(Audited information)

In addition to complying with the FSA’s regulatory reporting framework, and similar regulatory/statutory requirements in other jurisdictions, the Group uses a number of internal tools to measure and control liquidity risk, detailed in the liquidity policy. These range from shorter term tactical measures (which include net cash flow profiles and various liquidity ratios) to longer term, more strategic analyses of the overall liquidity of the balance sheet. The reporting framework ensures that the relevant risk control functions have appropriate oversight, and the group asset and liability committee provides strategic direction for liquidity risk management.

For non-linked funds, investments are arranged to minimise the possibility of being a distressed seller whilst at the same time investing to meet policyholder obligations. For unit-linked business, deferral provisions are designed to give time to realise linked assets without being a forced seller.

Lloyds TSB Group and its regulated subsidiary banks have been allocated an Individual Capital Ratio by the FSA, and the board has agreed a formal buffer to be maintained in addition to the Individual Capital Ratio. Any breaches of the formal buffer must be notified to the FSA, together with proposed remedial action. No such notifications have been made during 2006.

Capital ratios are a key factor in the Lloyds TSB Group’s budgeting and planning processes and updates of expected ratios are prepared regularly during the year. Capital raised takes account of expected growth and currency of risk assets.

Operating and financial review and prospects	Audited information

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

Life assurance businesses

Basis of determining regulatory capital of the life assurance businesses

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

The valuation of with-profits assets in a with-profits fund on a realistic basis differs from the valuation on a statutory basis as, in respect of non-profits business written in a with-profits fund (a relatively small amount of business in the case of Scottish Widows), it includes the present value of the anticipated future release of the prudent margins for adverse deviation. The realistic valuation uses the market value of assets without the limit affecting the statutory basis noted above.

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

Regulatory capital requirements

Each life assurance company must retain sufficient capital to meet the regulatory capital requirements mandated by the FSA; the basis of calculating the regulatory capital requirement is given below. For Abbey Life Assurance Company Limited (‘Abbey Life’), the regulatory capital requirement is a combination of amounts held in respect of actuarial reserves, sums at risk and maintenance expenses (the Long-Term Insurance Capital Requirement) and amounts required to cover various stress tests. The regulatory capital requirement is deducted from the available capital resources to give ‘statutory excess capital’.

For Scottish Widows, no amount is required to cover the impact of stress tests on the actuarial reserves. However, a further test is required in respect of the With Profit Fund which compares the level of ‘realistic excess capital’ to the ‘statutory excess capital’ of the With Profit Fund. In circumstances where the ‘realistic excess capital’ position is less than ‘statutory excess capital’, the company is required to hold additional capital to cover the shortfall but only to the extent it exceeds the value, calculated in a prescribed way, of internal transfers from the With Profit Fund. Any additional capital requirement under this test is referred to as the With Profit Insurance Capital Component. The ‘realistic excess capital’ is calculated as the difference between realistic assets and realistic liabilities of the With Profit Fund with a further deduction to cover various stress tests.

The determination of realistic liabilities of the With Profit Fund in respect of Scottish Widows includes the value of internal transfers expected to be made from the With Profit Fund to the Non-Participating Fund of Scottish Widows. These internal transfers include charges on policies where the associated costs are borne by the Non-Participating Fund. The With Profit Insurance Capital Component is reduced by the value, calculated in the stress test scenario, of these internal transfers, but only to the extent that credit has not been taken for the value of these charges in deriving actuarial reserves for the Non-Participating Fund.

Operating and financial review and prospects	Audited information

Capital statement

The following table provides more detail regarding the sources of capital in the life assurance business. The figures that follow on pages 65 to 67 below are those quoted in the Lloyds TSB Group’s Annual Report and Accounts and were based on management’s expectation at that time, pending completion of the annual financial return to the FSA. The annual return has subsequently been submitted to the FSA and the figures therein were not materially different.

	With Profit Fund £m	Non- Participating Fund £m	Total Long Term Fund £m	Shareholder Fund £m	Total £m

As at 31 December 2006
Assets attributable to the shareholder held outside the long-term funds	—	—	—	1,947	1,947
Assets attributable to the shareholder held within the long-term funds	—	2,317	2,317	—	2,317

Total shareholders’ funds	—	2,317	2,317	1,947	4,264
Adjustments onto a regulatory basis:
Life assurance business Unallocated surplus within insurance business	631	—	631	—	631
Adjustments to remove differences between IFRS and regulatory valuation of assets and liabilities	—	(109)	(109)	(855)	(964)
Adjustment to include estimated ‘realistic’ liabilities payable to the shareholder	(693)	—	(693)	—	(693)
Adjustment to replace ‘realistic’ liabilities with statutory liabilities	3,721	—	3,721	—	3,721
Adjustment to remove the value of future profits recognised in respect of non-participating contracts written in the With Profit Fund	(32)	—	(32)	—	(32)
Recognition of future profits for regulatory capital purposes	—	—	—	—	—
Qualifying loan capital	—	—	—	525	525

Available capital resources	3,627	2,208	5,835	1,617	7,452

The figures shown above for available capital resources within the insurance business relate to Scottish Widows plc only. The amounts relating to the other life assurance subsidiaries within the Group are not significant.

The comparative position as at 31 December 2005 was as follows (again, relating to Scottish Widows plc only):

	With Profit Fund £m	Non- Participating Fund £m	Total Long Term Fund £m	Shareholder Fund £m	Total £m

As at 31 December 2005
Assets attributable to the shareholder held outside the long-term funds	—	—	—	1,513	1,513
Assets attributable to the shareholder held within the long-term funds	—	2,619	2,619	—	2,619

Total shareholders’ funds	—	2,619	2,619	1,513	4,132
Adjustments onto a regulatory basis:
Life assurance business Unallocated surplus within insurance business	494	—	494	—	494
Adjustments to remove differences between IFRS and regulatory valuation of assets and liabilities	—	(456)	(456)	(767)	(1,223)
Adjustment to include estimated ‘realistic’ liabilities payable to the shareholder	(729)	—	(729)	—	(729)
Adjustment to replace ‘realistic’ liabilities with statutory liabilities	2,580	—	2,580	—	2,580
Adjustment to remove the value of future profits recognised in respect of non-participating contracts written in the With Profit Fund	(43)	—	(43)	—	(43)
Recognition of future profits for regulatory capital purposes	—	500	500	—	500
Qualifying loan capital	—	—	—	561	561

Available capital resources	2,302	2,663	4,965	1,307	6,272

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

Constraints over available capital resources

Scottish Widows was created following the demutualisation of Scottish Widows Fund and Life Assurance Society in 2000. The terms of the demutualisation are governed by a Court-approved Scheme of Transfer (the ‘Scheme’) which, inter alia, created a With Profit Fund and a Non-Participating Fund and established protected capital support for the with-profits policyholders in existence at the date of demutualisation. Much of that capital support is held in the Non-Participating Fund and, as such, the capital held in that fund is subject to the constraints noted below.

Requirement to maintain a Support Account:

The Scheme requires the maintenance of a ‘Support Account’ within the Non-Participating Fund. The quantum of the Support Account is calculated with reference to the value of assets backing current with-profits policies which also existed at the date of demutualisation and must be maintained until the value of these assets reaches a minimum level. Assets can only be transferred from the Non-Participating Fund if the value of the remaining assets in the fund exceeds the value of the Support Account. Scottish Widows has obtained from the FSA permission to include the value of the Support Account in assessing the realistic value of assets available to the With Profit Fund. At 31 December 2006, the estimated value of surplus admissible assets in the Non-Participating Fund was £2,208 million (31 December 2005: £2,163 million) and the estimated value of the Support Account was £964 million (31 December 2005: £1,115 million).

Operating and financial review and prospects	Audited information

Further Support Account:

The Further Support Account is an extra tier of capital support for the with-profits policies in existence at the date of demutualisation. The Scheme requires that assets can only be transferred from the Non-Participating Fund if the economic value of the remaining assets in the fund exceeds the aggregate of the Support Account and Further Support Account. Unlike the Support Account test, the economic value used for this test includes both admissible assets and the present value of future profits of business written in the Non-Participating Fund or by any subsidiaries of that fund. The balance of the Further Support Account is expected to reduce to nil by the year 2030. At 31 December 2006, the estimated net economic value of the Non-Participating Fund and its subsidiaries for the purposes of this test was £4,219 million (31 December 2005: £4,140 million) and the estimated combined value of the Support Account and Further Support Account was £2,869 million (31 December 2005: £2,836 million).

Other restrictions in the Non-Participating Fund:

In addition to the policies which existed at the date of demutualisation, the With Profit Fund includes policies which have been written since that date. As a result of statements made to policyholders that investment policy will usually be the same for both types of business, there is an implicit requirement to hold additional regulatory assets in respect of the business written after demutualisation. The estimated amount required to provide such support at 31 December 2006 is £210 million (31 December 2005: £267 million). Scottish Widows has obtained from the FSA permission to include the value of this support in assessing the realistic value of assets available to the With Profit Fund. There is a further test requiring that no amounts can be transferred from the Non-Participating Fund of Scottish Widows unless there are sufficient assets within the Long Term Fund to meet both policyholders’ reasonable expectations in light of liabilities in force at a year end and the new business expected to be written over the following year.

Movements in regulatory capital

The movements in Scottish Widows plc’s available capital resources can be analysed as follows:

	With Profit Fund £m	Non- Participating Fund £m	Total Long Term Fund £m	Shareholder Fund £m	Total £m

As at 31 December 2005	2,302	2,663	4,965	1,307	6,272
Changes in assumptions used to measure life assurance liabilities	208	(29)	179	—	179
Dividends and capital transfers	—	(750)	(750)	499	(251)
Changes in regulatory requirements	—	155	155	26	181
New business and other factors	1,117	169	1,286	(215)	1,071

As at 31 December 2006	3,627	2,208	5,835	1,617	7,452

The primary reasons for the movement in total available capital resources during the year are as follows:

With Profit Fund:

Available capital in the With Profit Fund has increased from £2,302 million at 31 December 2005 to an estimated £3,627 million at 31 December 2006 primarily as a result of strong investment market performance.

Non-Participating Fund:

Available capital in the Non-Participating Fund has decreased from £2,663 million at 31 December 2005 to an estimated £2,208 million at 31 December 2006. This is primarily a result of a proposed transfer from the Non-Participating Fund to the Shareholder Fund at the year end of £750 million, offset by regulatory changes which reduced liabilities and by the return generated from the business.

Shareholder Fund:

Available capital in the Shareholder Fund has increased from £1,307 million at 31 December 2005 to an estimated £1,617 million at 31 December 2006. During the year Scottish Widows Unit Trust Managers Limited was purchased at its market value of £380 million, and was written down to £47 million as required by the regulations. The resultant reduction in capital, together with dividends paid of £251 million, is offset by the proposed transfer from the Non-Participating Fund noted above and by net investment returns.

Financial information calculated on a ‘realistic’ basis

The estimated financial position of the With Profit Fund of Scottish Widows at 31 December 2006, calculated on a ‘realistic’ basis, is given in the following table, in the form reported to the FSA. As a result of the capital support arrangements, it is considered appropriate to also disclose the estimated ‘realistic’ financial position of the Long Term Fund of Scottish Widows as a whole, which consists of both the With Profit Fund and the Non-Participating Fund.

	31 December 2006[1]		31 December 2005[2]

	With Profit Fund £m	Long Term Fund £m	With Profit Fund £m	Long Term Fund £m

Realistic value of assets of fund	18,121	22,330	19,018	23,242
Support arrangement assets	1,174	—	1,115	—

Realistic value of assets available to the fund	19,295	22,330	20,133	23,242
Realistic value of liabilities of fund	(18,183)	(18,111)	(19,253)	(19,102)

Working capital for fund	1,112	4,219	880	4,140

Working capital ratio for fund	5.8%	18.9%	4.4%	17.8%

[1]

Subsequent to completion of Lloyds TSB Group’s Annual Report and Accounts, final revisions to the Scottish Widows admissable asset values led to changes in the working capital ratio for the Long Term Fund. The actual year end working capital ratio for the Long Term Fund was 17.9 per cent with the ratio for the With Profits Fund unchanged at 5.8 per cent.

[2]

Subsequent to publication of the 2005 results, Scottish Widows obtained from the FSA permission to include the value of additional support assets in respect of policies written since demutualisation in assessing the realistic value of assets available to the With Profit Fund. The actual year end working capital ratios for the With Profit Fund and the Long Term Fund based on information from the final FSA returns were 5.5 per cent and 17.7 per cent respectively.

Operating and financial review and prospects	Audited information

The financial information calculated on a ‘realistic’ basis reconciles to the Capital statement as follows:

	31 December 2006		31 December 2005

	With Profit Fund £m	Long Term Fund £m	With Profit Fund £m	Long Term Fund £m

Available regulatory capital	3,627	5,835	2,302	4,965
Support arrangement assets	1,174	—	1,115	—
Adjustments to replace statutory liabilities with ‘realistic’ liabilities	(3,721)	(3,544)	(2,580)	(2,291)
Adjustments to include the value of future profits recognised
in respect of Non-Participating business written in the With Profit Fund	32	32	43	43
Removal of future profits allowable for regulatory capital purposes	—	—	—	(500)
Recognition of future profits allowable for ‘realistic’ capital purposes	—	1,896	—	1,923

	1,112	4,219	880	4,140

Analysis of policyholder liabilities in respect of the Group’s life assurance business:

	Scottish Widows plc With Profit Fund (in accordance with FRS 27) £m	Other long- term funds £m	Total life business £m

As at 31 December 2006
With Profit Fund liabilities	17,827	116	17,943
Unit-linked business (excluding that accounted for as investment contracts)	—	12,734	12,734
Other life assurance business	—	10,181	10,181

Insurance and participating investment contract liabilities	17,827	23,031	40,858
Non-participating investment contract liabilities	—	24,370	24,370

Total policyholder liabilities	17,827	47,401	65,228

	Scottish Widows plc With Profit Fund (in accordance with FRS 27) £m	Other long- term funds £m	Total life business £m

As at 31 December 2005
With Profit Fund liabilities	18,720	133	18,853
Unit-linked business (excluding that accounted for as investment contracts)	—	10,779	10,779
Other life assurance business	—	10,324	10,324

Insurance and participating investment contract liabilities	18,720	21,236	39,956
Non-participating investment contract liabilities	—	21,839	21,839

Total policyholder liabilities	18,720	43,075	61,795

Capital sensitivities

Shareholders’ funds

Shareholders’ funds outside the long-term business fund, other than those used to match regulatory requirements, are mainly invested in assets that are less sensitive to market conditions.

With Profit Fund

The with-profits realistic liabilities and the available capital for the With Profit Fund are sensitive to both market conditions and changes to a number of non-economic assumptions that affect the valuation of the liabilities of the fund. The available capital resources (and capital requirements) are sensitive to the level of the stock market, with the position worsening at low stock market levels as a result of the guarantees to policyholders increasing in value. However, the exposure to guaranteed annuity options increases under rising stock market levels. An increase in the level of equity volatility implied by the market cost of equity put options also increases the market consistent value of the options given to policyholders and worsens the capital position.

The most critical non-economic assumptions are the level of take-up of options inherent in the contracts (higher take-up rates are more onerous), mortality rates (lower mortality rates are generally more onerous) and lapses prior to dates at which a guarantee would apply (lower lapse rates are generally more onerous where guarantees are in the money). The sensitivity of the capital position and capital requirements of the With Profit Fund is partly mitigated by the actions that can be taken by management.

Operating and financial review and prospects	Audited information

Other long-term funds

Outside the With Profit Fund, assets backing actuarial reserves in respect of policyholder liabilities are invested so that the values of the assets and liabilities are broadly matched. The most critical non-economic assumptions are mortality rates in respect of annuity business written (lower mortality rates are more onerous). Reinsurance arrangements are in place to reduce the Group’s exposure to deteriorating mortality rates in respect of life assurance contracts. In addition, poor cost control would gradually depreciate the available capital and lead to an increase in the valuation of the liabilities (through an increased allowance for future costs).

Assets held in excess of those backing actuarial reserves are invested across a range of investment categories including fixed interest securities, equities, properties and cash. The mix of investments is determined in line with the policy of Lloyds TSB Group to optimise shareholder risk and return. The value of the investments is sensitive to prevailing conditions in the markets selected.

Options and guarantees

The Group has sold insurance products that contain options and guarantees, both within the With Profit Fund and in other funds.

Options and guarantees within the With Profit Fund

The most significant options and guarantees provided from within the With Profit Fund are in respect of guaranteed minimum cash benefits on death, maturity, retirement or certain policy anniversaries, and guaranteed annuity options on retirement for certain pension policies. For those policies written pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up within the With Profit Fund of Scottish Widows called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2006 of £1.8 billion (2005: £1.7 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as persistency and mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

As noted above, under the realistic capital regime of the FSA, the liabilities of the With Profit Fund are valued using a market-consistent stochastic simulation model. This model is used in order to place a value on the options and guarantees which captures both their intrinsic value and their time value.

The most significant economic assumptions included in the model are:

•	Risk-free yield. The risk-free yield is defined as 0.1 per cent higher than spot yields derived from the UK gilt yield curve

•

Investment volatility. This is derived from derivatives where possible, or historical observed volatility where it is not possible to observe meaningful prices. For example, as at 31 December 2006, the 10 year equity-implied at-the-money assumption was set at 20 per cent (31 December 2005: 20 per cent). The long-term at-the-money assumption for property was 15 per cent (31 December 2005: 15 per cent). The equivalent assumption for fixed interest stocks was 13 per cent (31 December 2005: 13.5 per cent)

The model includes a matrix of the correlations between each of the underlying modelled asset types. The correlations used are consistent with long-term historical returns. The most significant non-economic assumptions included in the model are management actions (in respect of investment policy and bonus rates), guaranteed annuity option take-up rates and assumptions regarding persistency (both of which are based on recent actual experience and include an adjustment to reflect future uncertainties where the exercise of options by policyholders might increase liabilities), and assumptions regarding mortality (which are based on recent actual experience and industry tables).

Options and guarantees outside the With Profit Fund of Scottish Widows

Abbey Life currently has a number of policies in force which have a guaranteed annuity option. It holds traditional regulatory reserves of £257 million to cover this liability at 31 December 2006 (£332 million at 31 December 2005). These reserves have been determined using prudent future interest rate, mortality rate and rate of annuity option take-up assumptions and exceed the value that would be placed on them using a market-consistent stochastic model. It is estimated that a 0.5 per cent reduction in future interest rates would increase the liability by some £27 million.

Under some of Abbey Life’s older contracts, the maturity value or the surrender value at the end of the selected period is guaranteed to be not less than total premiums paid or sums assured. The total provision for these options was £4 million at 31 December 2006 (£5 million at 31 December 2005) and was established using stochastic techniques after making prudent assumptions.

In both Abbey Life and Scottish Widows, certain personal pension policyholders, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £98 million (31 December 2005: £108 million) in respect of those guarantees. If future salary growth were 0.5 per cent per annum greater than assumed, the liability would increase by some £6 million. If yields were 0.5 per cent lower than assumed, the liability would increase by some £17 million.

Operating and financial review and prospects

Investment portfolio, maturities, deposits, short-term borrowings

The tables below have been prepared in accordance with IFRS.

Available-for-sale financial assets and trading securities and other financial assets at fair value through profit or loss (2004: investment securities and other securities)

The following table sets out the book values and valuations of Lloyds TSB Group’s debt securities, treasury and other eligible bills and equity shares at 31 December for each of the three years indicated.

IFRS	2006 Book value £m	2006 Valuation £m	2005 Book value £m	2005 Valuation £m	2004 Book value £m	2004 Valuation £m

Available-for-sale financial assets (2004: investment securities)
Bank and building society certificates of deposit	1,615	1,615	1,470	1,470	1,901	1,902
Corporate and other debt securities	4,817	4,817	3,065	3,065	3,721	3,728
Mortgage backed securities	5,662	5,662	4,161	4,161	2,774	2,781
Other asset backed securities	4,721	4,721	4,981	4,981	3,761	3,756
Securities of the US treasury and US government agencies	387	387	672	672	1,665	1,666
Other government securities	6	6	411	411	546	547
Other public sector securities	189	189	47	47	—	—
Treasury bills and other eligible bills	1,766	1,766	87	87	88	90
Equity shares	15	15	46	46	41	65

	19,178	19,178	14,940	14,940	14,497	14,535

Trading securities and other financial assets at fair value through profit or loss (2004: other securities)
Securities of the US treasury and US government agencies	138	138	186	186	164	164
Other government securities	8,668	8,668	10,987	10,987	13,854	13,854
Other public sector securities	44	44	119	119	321	321
Bank and building society certificates of deposit	573	573	898	898	488	488
Corporate and other debt securities	17,316	17,316	13,136	13,136	13,445	13,445
Mortgage backed securities	538	538	236	236	533	533
Other asset backed securities	1,456	1,456	691	691	312	312
Treasury bills and other eligible bills	—	—	—	—	4	4
Equity shares	38,127	38,127	33,505	33,505	27,269	27,269

	66,860	66,860	59,758	59,758	56,390	56,390

Operating and financial review and prospects

Maturities and weighted average yields of interest-bearing securities

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2006 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

Available-for-sale financial assets
Bank and building society certificates of deposit	1,615	5.1	—	—	—	—	—	—
Corporate and other debt securities	634	5.4	2,795	5.1	1,252	5.0	136	3.4
Mortgage backed securities	288	5.1	2,584	5.2	2,601	4.9	189	4.3
Other asset backed securities	861	4.5	1,483	5.3	2,199	5.4	178	5.4
US treasury and US government agencies	46	5.5	51	5.8	191	5.5	99	5.5
Other government securities	—	—	6	0.0	—	—	—	—
Other public sector securities	189	5.4	—	—	—	—	—	—
Treasury bills	1,766	0.1	—	—	—	—	—	—

	5,399		6,919		6,243		602

Trading securities and other financial assets at fair value through profit or loss
Bank and building society certificates of deposit	573	5.0	—	—	—	—	—	—
Corporate and other debt securities	896	4.4	3,950	4.5	3,001	5.2	9,469	4.7
Mortgage backed securities	—	—	77	4.3	208	4.8	253	4.9
Other asset backed securities	—	—	148	5.2	267	5.2	1,041	5.2
US treasury and US government agencies	1	3.5	64	4.2	40	4.4	33	5.2
Other government securities	670	3.5	1,075	4.5	2,628	4.7	4,295	4.6
Other public sector securities	2	12.2	11	8.2	—	—	31	5.9

	2,142		5,325		6,144		15,122

Maturity analysis and interest rate sensitivity of loans and advances to customers and banks as at 31 December 2006

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis as at 31 December 2006.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m		Maturing after one but within five years £m		Maturing after five years £m		Total £m

Domestic
Loans and advances to banks	24,225		7,442		5,347		37,014
Loans and advances to customers:
– Mortgages	2,372		12,218		80,577		95,167
– Other personal lending	9,978		11,056		1,748		22,782
– Financial, business and other services	12,059		4,721		3,965		20,745
– Lease financing	234		1,232		3,336		4,802
– Hire purchase	1,744		3,188		128		5,060
– Other	18,808		7,615		9,910		36,333

Total domestic loans	69,420		47,472		105,011		221,903
Total foreign loans	4,177		3,640		1,397		9,214

Total loans	73,597		51,112		106,408		231,117

Of which:
– Fixed interest rate	39,290		24,890		54,457		118,637
– Variable interest rate	34,307		26,222		51,951		112,480

Operating and financial review and prospects

Deposits

The following tables show the details of Lloyds TSB Group’s average customer deposits in each of the past three years.

IFRS	2006 Average balance £m	2006 Average rate %	2005 Average balance £m	2005 Average rate %	2004 Average balance £m	2004 Average rate %

Deposits in domestic offices
Non-interest bearing demand deposits	3,862	—	3,636	—	3,134	—
Interest-bearing demand deposits	42,643	1.26	35,848	0.52	29,200	0.21
Savings deposits	68,686	3.39	66,558	3.65	62,085	3.83
Time deposits	13,980	5.38	15,216	4.69	14,115	3.71

Total domestic office deposits	129,171	2.80	121,258	2.75	108,534	2.73

Deposits in foreign offices
Non-interest bearing demand deposits	250	—	267	—	372	—
Interest-bearing demand deposits	593	2.02	809	1.11	673	0.89
Savings deposits	256	2.73	239	0.84	285	1.05
Time deposits	2,393	4.10	1,146	5.32	1,345	2.30

Total foreign office deposits	3,492	3.35	2,461	2.93	2,675	1.50

Total average deposits	132,663	2.82	123,719	2.75	111,209	2.70

Certificates of deposit and other time deposits

The following table gives details of Lloyds TSB Group’s certificates of deposit issued and other time deposits as at 31 December 2006 individually in excess of US$100,000 (or equivalent in another currency) by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m

Domestic
Certificates of deposit	14,087	3,306	4,026	27	21,446
Time deposits	32,010	1,811	1,484	1,819	37,124

	46,097	5,117	5,510	1,846	58,570
Foreign
Certificates of deposit and other time deposits	12,030	1,128	285	6	13,449

Total	58,127	6,245	5,795	1,852	72,019

Operating and financial review and prospects

Short-term borrowings

Short-term borrowings are included within the balance sheet captions ‘Deposits by banks’, ‘Customer accounts’ and ‘Debt securities in issue’ and are not identified separately on the balance sheet. The short-term borrowings of Lloyds TSB Group consist of overdrafts from banks, securities sold under agreements to repurchase, notes issued as part of the residential mortgage securitisation, certificates of deposit issued, commercial paper and promissory notes issued and other marketable paper. Securities sold under agreements to repurchase, certificates of deposit issued, commercial paper and promissory notes and securitisation notes are the only significant short-term borrowings of Lloyds TSB Group.

The following tables give details of these significant short–term borrowings of Lloyds TSB Group for each of the past three years.

IFRS	2006 £m	2005 £m	2004 £m

Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	2,521	9,434	10,571
Average balance for the year	5,982	8,707	7,112
Maximum balance during the year	10,119	14,251	13,096
Average interest rate during the year	4.4%	4.5%	4.5%
Interest rate at the year end	4.6%	4.6%	4.6%

Certificates of deposit issued
Balance at the year end	25,244	22,101	15,226
Average balance for the year	23,289	22,017	17,470
Maximum balance during the year	27,510	27,376	19,287
Average interest rate during the year	4.7%	4.4%	3.6%
Interest rate at the year end	5.2%	4.5%	4.1%

Commercial paper and promissory notes
Balance at the year end	13,067	10,421	8,026
Average balance for the year	12,004	8,270	6,134
Maximum balance during the year	13,458	10,421	8,026
Average interest rate during the year	4.6%	3.4%	2.2%
Interest rate at the year end	4.0%	2.9%	3.8%

Securitisation notes
Balance at the year end	10,048	—	—
Average balance for the year	1,009	—	—
Maximum balance during the year	10,048	—	—
Average interest rate during the year	6.0%	—	—
Interest rate at the year end	5.0%	—	—

Corporate responsibility

Supporting business strategy

In an increasingly competitive market where customers are able to exercise choice among providers, Lloyds TSB Group believes that shareholder value creation is closely linked to customer value creation. It is only by meeting its customers’ needs that Lloyds TSB Group will win the right to a bigger share of their total financial services spend.

Lloyds TSB Group believes that corporate responsibility, built around the creation of employee motivation, customer satisfaction and brand loyalty, has a major part to play in supporting its business strategy. Lloyds TSB Group’s commitment to corporate responsibility helps promote trust in the Lloyds TSB brand and reinforces customer loyalty and advocacy. Lloyds TSB is rooted in local communities throughout the UK and it takes its responsibilities to those communities seriously. By investing in the communities where it operates Lloyds TSB Group believes it not only creates economic value but also makes a positive social contribution. Through the Lloyds TSB Foundations, one per cent of the Lloyds TSB Group’s pre-tax profits, averaged over three years, is distributed to local charities.

The Lloyds TSB Group’s approach to corporate responsibility focuses on five areas: its people, its customers, its suppliers, its community and the environment.

People

Achieving the Lloyds TSB Group’s vision of being the best financial services company in the UK depends on its ability to create a high performance culture. Lloyds TSB Group knows that every high performance company needs committed and motivated staff.

Employee engagement

Recent internal research has shown that it is not just employee satisfaction but employee engagement which is critical to high performance and that it is directly related to key business outcomes such as customer satisfaction, improved business performance and lower staff turnover. So, it is essential that Lloyds TSB Group understands not only how engaged employees are but what the business and managers can do to both encourage and support high levels of engagement throughout the organisation.

Lloyds TSB Group tracks employee engagement using a quarterly engagement index survey, which attracts a consistently high response rate (see page 75).

Equality and diversity

Equality and diversity is not just a legal issue or something which is socially desirable, it is key for competitive advantage. In an ever-tightening employment market, Lloyds TSB Group needs to differentiate itself as an employer of choice to ensure that it attracts and retains the best cross section of talent. The Lloyds TSB Group also needs to be close to its customers, to understand their needs and provide them with the right products and services. By attracting and retaining a diverse workforce, the Lloyds TSB Group will better understand the needs of all its customers and be able to explore the immense opportunities available across communities.

Over the last few years Lloyds TSB Group has been working to increase the number of women and ethnic minority employees in management and senior management positions across the organisation. At the end of 2006, twenty-one per cent of Lloyds TSB Group’s senior managers are women, including three female board directors. Lloyds TSB Group is included in the Times top 50 places for women to work and is the top FTSE 100 company in terms of the number of female executive directors. During the year the Group won several diversity awards in the UK including first in the Race for Opportunity Benchmarking and fourth in the Employers’ Forum on Disability Benchmarking.

Training and development

To create a high performance company, Lloyds TSB Group recognises that it needs to provide all employees with the opportunity to learn, develop and to fulfil their potential. The University for Lloyds TSB is the Lloyds TSB Group’s centre of excellence for learning, providing an accessible, high quality service structured around the needs of both the business and the individual. In 2006, the University provided over 33,250 training days and over 17,000 delegate places in addition to online learning through a group wide network of 2,029 multimedia personal computers and 20 dedicated cyber-cafés.

Customers

Lloyds TSB Group wants to continue to build a great organisation, which is recognised for operating to high standards and is built on strong customer franchises. Treating its customers fairly is essential to helping Lloyds TSB Group achieve that goal and is one of the ways in which the Group can develop competitive advantage. Lloyds TSB Group aims to be fair, clear and straightforward in all its dealings with its customers. Lloyds TSB Group has simplified the number and range of products it has and the Lloyds TSB Group is continuing its drive to make its terms and conditions simpler to understand and ensure its charges are absolutely clear.

Responsible lending

Lloyds TSB Group is committed to being a responsible lender. It is in its interest to help customers borrow only those amounts they can repay. Lloyds TSB Group has a responsible lending programme with internal management reporting and accountability. Lloyds TSB Group’s employees are trained to offer the necessary advice and support to help customers manage their borrowing. Lloyds TSB Group’s Customer Support Unit provides help for customers who are in financial difficulties to find an appropriate solution through effective budgeting or rescheduling their borrowing. We also support independent money advice networks including the Money Advice Trust and the Consumer Credit Counselling Service. Payments totalling more than £2.5 million were made in 2006.

Financial inclusion

Lloyds TSB Group continues to develop financial services especially tailored to tackle the problem of financial exclusion. These include basic bank accounts, support for community credit unions and other community finance initiatives and loan and venture capital funds. The Lloyds TSB Group’s partnership with the Post Office allows its customers access to the UK network of post offices as well as over 2,000 of its own branches and 4,100 ATMs. At the end of 2006, Lloyds TSB Group had over 400,000 basic bank accounts.

Lloyds TSB Group also believes in the importance of financial education. The Lloyds TSB Group has collaborated with the Financial Services Authority to help lead the development and delivery of their Financial Capability in the Workplace programme.

Customer satisfaction

Lloyds TSB Group measures its customers’ satisfaction with the service they receive via monthly surveys and uses the results to calculate its CARE Index which is based on customer understanding, accessibility, responsibility and expertise. The Lloyds TSB Group seeks to address customer complaints as quickly as prudent whilst ensuring appropriate standards of investigation and communication are maintained (see page 75).

In 2006, in a poll of Finance Directors across the UK, Lloyds TSB Corporate was voted ‘Bank of the Year’ for the second year running at the Real Finance/CBI FD’s Excellence Awards, in recognition of its quality of service and understanding of its customers’ businesses. In 2006 Lloyds TSB Corporate was also voted ‘Adviser of the Year’ in the UK; in this category it was not only competing against other banks but also leading accountants and lawyers.

Corporate responsibility

Suppliers

Each year Lloyds TSB Group buys around £2 billion worth of goods and services. Lloyds TSB Group’s suppliers are important to it and the Lloyds TSB Group wants to ensure that it treats them fairly and pays them on time. Lloyds TSB Group’s supplier relationships are governed by a strict Code of Purchasing Ethics that defines the way it does business. The Lloyds TSB Group also has an established supplier review process that allows it to assess its suppliers’ social, ethical and environmental performance as part of the tendering process (see page 75).

Community

Continuing to grow a successful business is the best way for Lloyds TSB to create value for all its stakeholders and contribute to the wider economy. Lloyds TSB Group is a major employer with some 63,000 employees. In 2006, salaries, national insurance, pension contributions and other staff costs totalled over £2.7 billion. Over £1.3 billion was paid to governments in tax and £1.9 billion was distributed to shareholders in the form of dividends. When dividends are added to share price appreciation, Lloyds TSB Group delivered a total return to its shareholders of 24.8 per cent in 2006 (10.9 per cent in 2005).

In addition to its financial contribution Lloyds TSB Group recognises that it is in its long-term interest to help improve the social and commercial fabric of local communities where it operates. That is why the Lloyds TSB Group has one of the largest community investment programmes in the UK.

Lloyds TSB Foundations

The majority of Lloyds TSB’s charitable giving is channelled through the four Lloyds TSB Foundations, which cover England and Wales, Scotland, Northern Ireland and the Channel Islands. Their mission is to improve the lives of people in local communities, especially those who are disadvantaged.

Through their shares in the Lloyds TSB Group, the Lloyds TSB Foundations together receive one per cent of the Group’s pre-tax profits, averaged over three years, in lieu of their shareholder dividend. Over the last 10 years, Lloyds TSB Group has given a total of over £300 million to the Foundations, making Lloyds TSB one of the largest corporate charitable donors in the United Kingdom.

The Foundations recognise that their success as community and local funders depends on maintaining a presence in and actively engaging with communities. The England and Wales Foundation, for example, remains one of the few grant-makers with a significant regional presence and its regional structure enables the Foundation to respond directly and effectively to local needs.

Foundation funding supports charities working to meet social and community needs. The main grant programmes are designed to address essential community needs and, in particular, to support small ‘under funded’ charities. 38 per cent of the charities supported by the England and Wales Foundation in 2006 had a total income of £100,000 or less and 70 per cent had an income of £500,000 or less.

Employee volunteering and fundraising

In addition to the Foundations’ support for local community causes, thousands of Lloyds TSB Group’s employees volunteer to help in their communities, raise funds for the Group’s Charity of the Year or make direct donations to charity using the UK’s Give As You Earn system. In 2006, the Foundations provided matched funding for over 40,000 hours of time volunteered by Lloyds TSB employees in the community.

The Charity of the Year is chosen in an open ballot of staff. A team of Charity Champions across all parts of the Group leads the fundraising, inspiring and motivating their colleagues to organise and take part in events, sell pin badges and find new and innovative ways of raising money. In 2006 Lloyds TSB Group’s staff raised over £1.8 million for Breast Cancer Care, the third year in a row that over £1 million has been raised for the Group’s chosen charity. Lloyds TSB Group’s staff have chosen Barnardo’s as the charity of the year for 2007.

The environment

Lloyds TSB first introduced a formal environmental policy in 1996 and was also one of the first UK banks to develop an environmental risk assessment system for all of its business lending.

Climate change

The UK Government has stated its belief that climate change is the greatest long-term challenge facing the world today. Measures to tackle climate change will have potential implications for regulation, taxation and public policy and will carry both risks and opportunities for companies and the public.

In respect of Lloyds TSB Group’s direct environmental impacts the Group’s immediate priority is to reduce its carbon emissions. The Lloyds TSB Group has introduced a five-year carbon management programme which, through a series of energy saving projects and other initiatives, will not only reduce the Lloyds TSB Group’s carbon footprint but also deliver cost savings. In 2005 the Lloyds TSB Group set a target to reduce property related emissions by 30 per cent from 2004 levels by 2010. Lloyds TSB Group is exploring other opportunities in relation to waste reduction and business travel (see page 75).

While the Lloyds TSB Group’s direct carbon intensity is relatively low compared to other industry sectors, it still needs to fully understand the potential financial impact of climate change on others that it may lend to or invest in, so that the Lloyds TSB Group can manage the risks and identify business opportunities.

Lloyds TSB Group is in the process of establishing a group wide Climate Forum, led by the deputy group chief executive, to develop a holistic approach to managing climate related risks and opportunities.

Corporate responsibility management

The board reviews overall corporate responsibility performance annually and individual issues are subject to board discussion throughout the year. Lloyds TSB Group’s corporate responsibility steering group is chaired by the deputy group chief executive and comprises senior executives from all business divisions and relevant group functions. The steering group meets quarterly to recommend strategy and provide direction.

Lloyds TSB Group has adopted the European Foundation of Quality Management’s Corporate Responsibility Framework to help it align corporate responsibility with business strategy and also with individual balanced scorecard priorities. As part of the process Lloyds TSB Group has a network of almost 40 representatives across all business divisions, through whom it conducts an annual self-assessment of its performance with independent oversight and assurance. This allows the Lloyds TSB Group to identify strengths and areas for improvement and to prioritise actions and objectives. It also provides a benchmark against which the Lloyds TSB Group can compare its performance both internally and externally.

The board is satisfied that the systems in place to manage corporate responsibility risks are effective and that the relevant risks have been assessed during 2006 and managed in compliance with relevant policies and procedures.

Corporate responsibility

Corporate responsibility key performance indicators

People			2005	2006

Employee engagement index*			73.0%	74.5%

	2003	2004	2005	2006

Women in management positions	36%	37%	38%	38%
Women in senior management positions	17%	19%	20%	21%

	2003	2004	2005	2006

Ethnic minority managers	2.9%	3.5%	4.1%	4.3%
Ethnic minority senior managers	1.1%	1.2%	1.8%	1.9%

Customers			2005	2006

Customer service index**			68.0%	69.7%
Complaints resolved within 8 weeks			86.0%	94.8%
Service quality index†			4.02	4.30

Suppliers		2004	2005	2006

Payment of suppliers
Number of supplier payments		360,257	379,613	344,422
Value		£2.20 billion	£2.16 billion	£2.29 billion
Average time to pay		28.02 days	27.01 days	29.72 days
Number/amount of compensation payments for late settlement		1 payment totalling £25	None	None

The environment
		Tonnes CO2

	2003	2004	2005	2006

Greenhouse gas emissions††
Property	195,175	188,624	177,047	181,086
Property renewable	(730)	(4,438)	(14,606)	(18,944)
Travel	26,998	29,499	29,540	27,231

Total	221,443	213,685	191,981	189,373

*

The employee engagement index is based on the results of a survey conducted quarterly, asking Lloyds TSB employees a series of questions which reflect both the drivers and outcomes of engagement. The data captures the percentage of total responses received which were favourable for each question, combined into a simple average overall score.

**

The customer service index is computed based on the results of a customer satisfaction survey performed monthly for Lloyds TSB by an external agency. Customers in each of six business units are asked to rate the service they receive on fives bases – overall satisfaction, understanding of the customer’s needs, accessibility of the service, and the responsiveness and expertise of the service provider. These scores are weighted to produce a group score based on the proportion of total group income each business unit represents.

†

The service quality index is based on SIGMA, deriving its provenance from the manufacturing world, where it measures Defects per Million Opportunities (‘DPMO’). For the Lloyds TSB Group’s purposes, a ‘defect’ is registered whenever there is a failure to deliver a process or product within a certain time period or to the required standard. The Lloyds TSB DPMO score is measured for over 150 end-to-end processes across eight business units, covering in excess of eighty per cent of transactions by volume.

††

Lloyds TSB Group has reported its greenhouse gas emissions arising from its operations since 1999 using the DEFRA Guideline for Reporting Greenhouse Gas Emissions. The key activities which contribute to the Lloyds TSB Group’s Global Warming Impact are energy used in managing our buildings – lighting, building controls and IT; and in business travel – road, rail and air.

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

The roles of the chairman, the group chief executive and the board and its governance arrangements, including the schedule of matters specifically reserved to the board for decision, are reviewed annually. The matters reserved to the board for decision include the approval of the annual report and accounts and any other financial statements; the payment of dividends; the long-term objectives of the Group; the strategies necessary to achieve these objectives; the Group’s budgets and plans; significant capital expenditure items; significant investments and disposals; the basis of allocation of capital within the Group; the organisation structure of the Group; the arrangements for ensuring that the Group manages risks effectively; any significant change in accounting policies or practices; the appointment of the Company’s main professional advisers and the approval of their fees; and the appointment of senior executives within the organisation and related succession planning.

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

During the year, the board conducted a formal evaluation of its performance and that of its committees and individual directors, with advice and assistance from Dr Tracy Long, of Boardroom Review. Directors were invited to comment, through questionnaires and interviews, and responses were reviewed and discussed by the board. Where areas for improvement were identified, action has been agreed.

The chairman’s performance was evaluated by the non-executive directors, taking account of the views of executive directors. This appraisal was discussed at a meeting of the non-executive directors, led by the senior independent director, without the chairman being present.

The remuneration committee reviewed the performance of the chairman, the group chief executive and the other group executive directors, when considering their remuneration arrangements. The nomination committee reviewed the performance of all the directors. The nomination committee and remuneration committee report to the board on their recommendations and decisions, including the results of these performance evaluations.

The chairman has a private discussion at least once a year with every director on a wide range of issues affecting the Group, including any matters which the directors, individually, wish to raise.

There is an induction programme for all new directors, which is tailored to their specific requirements and includes visits to individual businesses and meetings with senior management. Major shareholders are also offered the opportunity to meet new non-executive directors. Additional training and updates on particular issues are arranged as appropriate.

Meetings with shareholders

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

Board of directors

The board of directors as of the date of filing of this annual report on Form 20-F are listed below. Directors who served during 2006 are indicated on page 88.

Sir Victor Blank ◆◆ †++

Chairman

Joined the board in March 2006 as deputy chairman and became chairman in May 2006. Former partner in Clifford-Turner (now Clifford Chance) from 1969 to 1981 and chairman and chief executive of Charterhouse until 1997. Director of The Royal Bank of Scotland from 1985 to 1993 and of GUS from 1993 to 2006 (chairman from 2000). Chairman of Trinity Mirror from 1999 to 2006. A member of the Financial Reporting Council and of the Council of Oxford University. Chairs two charities, WellBeing of Women and UJS Hillel, as well as the Council of University College School. Aged 64.

Wolfgang C G Berndt  ‡◆††

Joined the board in 2003. Joined Procter and Gamble in 1967 and held a number of senior and general management appointments in Europe, South America and North America, before retiring in 2001. A non-executive director of Cadbury Schweppes, GfK AG and Telekom Austria. Board member of the Institute for the Future. Aged 64.

Ewan Brown CBE FRSE**+

Chairman of Lloyds TSB Scotland

Joined the board in 1999. A non-executive director of Lloyds TSB Scotland since 1997. Joined Noble Grossart in 1969 and was an executive director of that company until December 2003. A non-executive director of Noble Grossart and Stagecoach Group and senior governor of the Court of the University of St Andrews. A former chairman of tie and non-executive director of John Wood Group. Aged 65.

Jan P du Plessis‡*◆

Joined the board in 2005. Chairman of British American Tobacco. Held a number of senior and general management appointments in Rembrandt Group from 1981, before joining Compagnie Financière Richemont as group finance director in 1988, a position he held until 2004. A former chairman of RHM from 2005 to 2007 and group finance director of Rothmans International from 1990 to 1995. Aged 53.

Gavin J N Gemmell CBE‡*

Chairman of Scottish Widows

Joined the board in 2002. A non-executive director of Scottish Widows, having been appointed to the board of that company before it became a member of the Lloyds TSB Group. Retired as senior partner of Baillie Gifford in 2001, after 37 years with that firm. A non-executive director of Archangel Informal Investment. Chairman of the Court of Heriot-Watt University. Aged 65.

Philip N Green ‡†

Joined the board in May 2007. Appointed chief executive of United Utilities in 2006. Formerly chief executive of Royal P&O Nedlloyd from 2003 to 2006, chief operating officer of Reuters Group from 2001 to 2003 and held senior and general management appointments in Reuters Group from 1999, DHL from 1990 to 1999 and Coloroll Group from 1980 to 1990. Aged 53.

Sir Julian Horn-Smith ‡◆†+

Joined the board in 2005. Held a number of senior and general management appointments in Vodafone from 1984 to 2006 including a directorship of that company from 1996 and of deputy chief executive officer from 2005. Previously held positions in Rediffusion from 1972 to 1978, Philips from 1978 to 1982 and Mars GB from 1982 to 1984. A non-executive director of Digicel Group, a member of the Altimo International advisory board and a senior adviser to UBS in relation to the global telecommunications sector. A former chairman of The Sage Group. Aged 58.

Lord Leitch‡*◆+

Joined the board in 2005. Held a number of senior and general management appointments in Allied Dunbar, Eagle Star and Threadneedle Asset Management before the merger of Zurich Group and British American Tobacco’s financial services businesses in 1998. Subsequently served as chairman and chief executive officer of Zurich Financial Services (UK & Asia Pacific) until his retirement in 2004. Chairman of the government’s Review of Skills and deputy chairman of the Commonwealth Education Fund. Chairman of BUPA and Intrinsic Financial Services and a non-executive director of Paternoster and United Business Media. Former chairman of the National Employment Panel. Aged 59.

J Eric Daniels

Group Chief Executive

Joined the board in 2001 as group executive director, UK retail banking before his appointment as group chief executive in June 2003. Served with Citibank from 1975 and held a number of senior and general management appointments in the USA, South America and Europe before becoming chief operating officer of Citibank Consumer Bank in 1998. Following the Citibank/Travelers merger in 1998, he was chairman and chief executive officer of Travelers Life and Annuity until 2000. Chairman and chief executive officer of Zona Financiera from 2000 to 2001. Aged 55.

Michael E Fairey

Deputy Group Chief Executive

Joined TSB Group in 1991 and held a number of senior and general management appointments before being appointed to the board in 1997 and deputy group chief executive in 1998. Joined Barclays Bank in 1967 and held a number of senior and general management appointments, including managing director of Barclays Direct Lending Services from 1990 to 1991. President of The British Quality Foundation and chairman of Race for Opportunity. Aged 58.

Terri A Dial

Group Executive Director, UK Retail Banking

Joined the board in 2005. Served with Wells Fargo in the USA from 1973 to 2001 where she held a number of senior and general management appointments before becoming president and chief executive officer of Wells Fargo Bank in 1998. A non-executive director of the LookSmart Corporation and a member of the London Skills and Employment Board. Aged 57.

Archie G Kane

Group Executive Director, Insurance and Investments

Joined TSB Commercial Holdings in 1986 and held a number of senior and general management appointments in the Lloyds TSB Group before being appointed to the board in 2000, as group executive director, IT and operations. Appointed group executive director, insurance and investments in October 2003. After some 10 years in the accountancy profession, joined General Telephone & Electronics Corporation in 1980, serving as finance director in the UK from 1983 to 1985. A member of the board of the Association of British Insurers. Aged 54.

G Truett Tate

Group Executive Director, Wholesale and International Banking

Joined the group in 2003 as managing director, corporate banking before being appointed to the board in 2004. Served with Citigroup from 1972 to 1999, where he held a number of senior and general management appointments in the USA, South America, Asia and Europe. He was president and chief executive officer of eCharge Corporation from 1999 to 2001 and co-founder and vice chairman of the board of Chase Cost Management Inc from 1996 to 2003. Aged 57.

Helen A Weir

Group Finance Director

Joined the board in 2004. Group finance director of Kingfisher from 2000 to 2004. Previously finance director of B&Q from 1997, having joined that company in 1995, and held a senior position at McKinsey & Co from 1990 to 1995. Began her career at Unilever in 1983. A non-executive director of Royal Mail Holdings and a member of the Accounting Standards Board. Aged 44.

* Member of the audit committee   **  Chairman of the audit committee        ◆ Member of the nomination committee   ◆◆ Chairman of the nomination committee † Member of the remuneration committee  †† Chairman of the remuneration committee  + Member of the risk oversight committee  ++ Chairman of the risk oversight committee  ‡ Independent director    Senior independent director

Compensation

Role of remuneration committee

The committee reviews the remuneration policy for the top management group, to ensure that members of the executive management are provided with appropriate incentives to encourage them to enhance the performance of the Group and that they are rewarded for their individual contribution to the success of the organisation. It advises on major changes of employee benefits schemes and it also agrees the policy for authorising claims for expenses from the group chief executive and the chairman. It has delegated power for settling remuneration for the chairman, the group executive directors, the company secretary and any group employee whose salary exceeds a specified amount.

All the independent non-executive directors are invited to attend meetings if they wish, and they receive the minutes and have the opportunity to comment and have their views taken into account before the committee’s decisions are implemented.

The committee’s terms of reference are available from the company secretary and are displayed on the Company’s website www.lloydstsb.com.

Remuneration committee membership

The remuneration committee is comprised of the following independent non-executive directors:

•	Dr Berndt (chairman)

•	Mr Green (appointed on 10 May 2007)

•	Sir Julian Horn-Smith

Sir Victor Blank, a non-executive director, joined the committee in August 2006 as permitted by the combined code on corporate governance issued by the Financial Reporting Council in June 2006.

Directors’ remuneration policy

The Group’s remuneration policy is to ensure that individual rewards are aligned with the Group’s performance and the interests of its shareholders, and that cost effective packages are provided which attract and retain executive directors and senior management of the highest calibre and motivate them to perform to the highest standards. The main principles are:

•

FTSE 20 adopted as the comparator group used to benchmark overall competitiveness of the remuneration package whilst taking particular account of the remuneration practice of our direct competitors, namely the major UK banks. The FTSE 20 is regarded as providing a realistic and relevant comparison in terms of company size and sector, as well as being a key market for talent.

•

Basic salaries positioned to reflect the relevant market median and total direct compensation (basic salary, annual incentives and the value of long-term incentives) designed to enable upper quartile performance to be rewarded with upper quartile remuneration levels.

•	The majority of total compensation is linked to the achievement of stretching performance targets.

•

The long-term rewards are aligned to shareholder interests, which is achieved by taking account of measures that reflect shareholder interests, and by expecting executive directors to build a shareholding in the Group equivalent to 1.5 times (2 times for the group chief executive) the directors’ base pay. Executives are expected to retain at least 50 per cent of all net vested equity until the guideline is met.

•	The overall package reflects market practice and takes account of the terms and conditions applying to other employees of the Group.

In 2007, approximately 69 per cent (72 per cent for the group chief executive) of an executive director’s potential direct remuneration (salary, annual bonus, long-term incentives and pension) will be performance related, based upon maximum opportunity. The value of long-term incentives is the expected value calculated by using a ‘binomial’ model, which is a widely accepted methodology for this purpose.

Chairman’s remuneration

The chairman’s remuneration comprises salary and benefits which are broadly similar to those extended to the executive directors. However, he does not participate in the annual bonus and long-term incentive arrangements, nor is he entitled to pension benefits.

The chairman’s salary is reviewed annually, usually in December, taking into account performance and market information and then adjusted from 1 January of the following year. His salary from 1 January 2007 is £600,000.

Independent non-executive directors’ fees

The fees of the independent non-executive directors are agreed by the board within a total amount determined by the shareholders. Directors may also receive fees, agreed by the board, for membership of board committees. The fees are designed to recognise the various responsibilities of a non-executive director’s role and to attract individuals with relevant skills, knowledge and experience. The fees are neither performance related nor pensionable and are comparable with those paid by other companies. The annual fees from 1 January 2007 are listed below with the figures applicable since the previous review in April 2005 in brackets.

Board	£60,000	(£50,000)
Audit committee chairmanship	£50,000	(£40,000)
Audit committee membership	£15,000	(£15,000)
Nomination committee membership	£5,000	(£5,000)
Remuneration committee chairmanship	£25,000	(£20,000)
Remuneration committee membership	£15,000	(£15,000)
Risk oversight committee membership	£15,000	(£15,000)

Independent non-executive directors who serve on the boards of subsidiary companies may also receive fees from the subsidiaries. These are included in the table shown on page 81.

Compensation

Executive director basic salaries

Basic salaries are reviewed annually, usually in December, taking into account individual performance and market information (which is provided by Towers Perrin) and then adjusted from 1 January of the following year. Basic salary increases for other employees across the Group will be generally in the range of 0-10 per cent. Whilst the salary increases awarded to executive directors are normally consistent with this policy, any variation will be supported by robust and independent competitive market analysis. Salaries payable from 1 January 2007 are as follows:

Name	J E Daniels	M E Fairey	T A Dial	A G Kane	G T Tate	H A Weir
Amount	£960,000	£600,000	£625,000	£550,000	£600,000	£575,000

Annual incentive scheme

The annual incentive scheme for executive directors is designed to reflect specific goals linked to the performance of the business.

Incentive awards for executive directors are based upon individual contribution and overall corporate results. Half of the bonus opportunity is driven by corporate performance based on the stretching budget relating to profit before tax and economic profit. The lower of profit before tax and economic profit will determine the extent to which the target has been met. The other half of the bonus opportunity is determined by divisional achievement driven through individual performance. Individual targets are contained in a balanced scorecard and include profitability, franchise growth, risk, service and other specific goals that are relevant to improving overall business performance. These targets are weighted differently for each of the executive directors, reflecting differing strategic priorities. The maximum bonus opportunity is 150 per cent (200 per cent from 2007) of basic salary for the achievement of exceptional performance targets; an amount equal to 75 per cent (100 per cent from 2007) of basic salary is available on the achievement of stretching budget and individual targets. Failure to achieve at least 90 per cent of the stretching budget target would result in no payment under the corporate half of the bonus.

Regarding Mr Daniels’ incentive award, and in line with the arrangements for the executive directors, half of his bonus is driven by corporate results and the other half by individual performance. His maximum bonus opportunity is 175 per cent (225 per cent from 2007) of basic salary for the achievement of exceptional performance targets. An amount equal to 112.5 per cent of basic salary is available on the achievement of a range of financial and non-financial measures contained in a balanced scorecard. The non-financial measures include key performance indicators relating to customer service, process efficiency, service quality, risk and employees (e.g. employee engagement). Failure to achieve at least 90 per cent of the stretching budget target would result in no payment under the corporate half of the bonus.

Following the adoption of the new long-term incentive plan, and the discontinuation of the performance share plan, awards under the annual incentive scheme are made in cash only.

PricewaterhouseCoopers LLP check the calculation of the annual incentive payments for executive directors based on the achievement of performance against targets set. In respect of performance in 2006, the bonus percentages awarded to the directors are shown in the table below:

Name	J E Daniels	M E Fairey	T A Dial	A G Kane	G T Tate	H A Weir
Opportunity	175%	150%	150%	150%	150%	150%
% awarded	162.5%	140%	150%	140%	140%	140%

These payments reflect the significant progress made by the Group against its key performance indicators. Both the profit before tax and economic profit exceeded the amounts required for payment of the maximum award relating to corporate performance.

Long-term incentive plan

The aim of the new long-term incentive plan, approved by shareholders in 2006, is to deliver shareholder value through linking the receipt of shares to an improvement in the performance of the Group over a three year period. Under the plan, awards of shares may be made, with the number of shares received subject to the satisfaction of two distinct pre-determined performance conditions, measuring performance of the Group.

50 per cent of the award (the ‘TSR Award’) will be based on a condition measuring the Group’s TSR against the comparator group listed below. In order for the TSR Award to vest in full, it will be necessary for the Group’s TSR to exceed the median of the TSR of the comparator group by an average of 7.5 per cent per annum. 17.5 per cent of the TSR Award (8.75 per cent of the total award) will vest where the Group’s TSR is equal to median and vesting will occur on a straight line basis in between these points. Where the Group’s TSR is below the median of the comparator group, the TSR Award will lapse.

From 2007, and to align performance and vesting periods, the TSR performance period will start on the date awards are granted, and average the share price over three months before the grant date. This replaces the current approach of calculating the TSR in line with the financial year, taking an average share price over the preceding three months.

Other companies in the comparator group:

Alliance & Leicester	Aviva	Banco Santander	Barclays
Bradford & Bingley	Friends Provident	HBOS	HSBC Holdings
Legal & General	Northern Rock	Prudential	Royal Bank of Scotland
Royal & Sun Alliance	Standard Chartered

The other 50 per cent of the award (the ‘EPS Award’) will be based on earnings per share (‘EPS’) growth calculated on a compound annualised basis. In order for the EPS Award to vest in full, the EPS growth over the performance period must be at least equivalent to an average of the Retail Price Index (‘RPI’) plus 6 per cent per annum. 17.5 per cent of the EPS Award (8.75 per cent of the total award) will vest where EPS growth is an average of the RPI plus 3 per cent per annum and vesting will occur on a straight line basis in between these points. Where the EPS growth is less than an average of the RPI plus 3 per cent per annum, the EPS Award will lapse.

Awards in any one financial year will not normally exceed three times basic salary at the time of award. In exceptional circumstances this may be increased up to four times basic salary. Awards will lapse at the end of the performance period to the extent that the performance conditions have not been satisfied. There will be no retesting.

EPS is the Group’s normalised earnings per ordinary share as shown in the Group’s report and accounts, adjusted if necessary for consistency.

Details of previous long-term incentive plans are shown on pages 85 and 86.

Other share plans

The executive directors and the chairman are also eligible to participate in the Group’s ‘sharesave’ scheme and the Group’s ‘shareplan’. These are ‘all-employee’ share schemes and performance conditions do not apply.

Compensation

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

Service agreements

The Group’s policy is for executive directors to have service agreements with notice periods of no more than one year. All current executive directors are entitled to receive 12 months’ notice from the Group, but would be required to give 6 months’ notice if they wished to leave. Executive directors normally retire at age 60. However, following the implementation of The Employment Equality (Age) Regulations 2006, they may now choose to delay their retirement until age 65.

Independent non-executive directors do not have service agreements and their appointment may be terminated, in accordance with the articles of association, at any time without compensation.

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

During 2006, Ms Dial and Mrs Weir received fees of $159,475 and £36,000 respectively, which were retained by them, for serving as non-executive directors of other companies. In addition Mrs Weir received and retained £15,000 for serving as a member of the Accounting Standards Board in 2006.

Performance graph

The graph illustrates the performance of the Group measured by TSR against a ‘broad equity market index’ over the past five years. As the Group has been a constituent of the FTSE 100 index throughout this five-year period, that index is considered to be the most appropriate benchmark.

Compensation	Audited information

Directors’ emoluments for 2006

	Salaries/ fees £000			Performance related payments £000	Compensation for loss of office £000	2006 Total £000	2005 Total £000
		Other benefits
		Cash £000	Non cash £000

Current directors who served during 2006
Executive directors
J E Daniels	880	103	5	1,456		2,444	1,930
M E Fairey	570	493	7	815		1,885	1,462
T A Dial	570	273	4	872		1,719	877
A G Kane	500	19	18	715		1,252	919
G T Tate	515	42	10	736		1,303	1,075
H A Weir	500	77	18	715		1,310	963

Non-executive directors
Sir Victor Blank	405					405	—
W C G Berndt	72					72	67
Ewan Brown	134					134	122
J P du Plessis	67					67	16
G J N Gemmell	121					121	121
Sir Julian Horn-Smith	82					82	74
D S Julius	68					68	66
Lord Leitch	80					80	16

Former directors who served during 2006
M A van den Bergh	183	4				187	487
A A Knight	92					92	105

Former directors who served during 2005
P G Ayliffe					36	36	401
Others							125

	4,839	1,011	62	5,309	36	11,257	8,826

Mr Fairey waived fees payable to him as a director of Lloyds TSB Group Pension Trust (No.1) Limited and Lloyds TSB Group Pension Trust (No.2) Limited, which totalled £10,000 in 2006 (2005: £10,000 waived).

Mr Brown waived fees payable to him as a director and chairman of Lloyds TSB Group Pension Trust (No.1) Limited and Lloyds TSB Group Pension Trust (No.2) Limited, which totalled £14,750 in 2006 (2005: £14,000 waived).

The cash column under ‘other benefits’ includes flexible benefits payments (4 per cent of basic salary), the tax planning allowances for Mr Daniels and Ms Dial, the housing allowance and pension scheme allowance for Ms Dial, payments to certain directors who elect to take cash rather than a company car under the car scheme, cash balance of pension allowance for Mr Tate and Mrs Weir and an additional payment in respect of the contribution to the separate fund relating to Mr Fairey’s pension. The separate fund, which was mentioned in previous annual reports, was established to cover pension obligations of those who joined the Group after 1 June 1989 and who are subject to the earnings cap relating to pensions, introduced by the Finance Act 1989.

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

The amount shown for Mr Ayliffe reflects payments he received in accordance with his contractual entitlement.

Compensation	Audited information

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

Ms Dial elected to become a member of a pension scheme for life cover only. She joined the Lloyds TSB Group on 1 June 2005. She receives a salary supplement of 20 per cent of basic pay as an alternative to an employer contribution to a pension scheme.

Defined contribution scheme members

Mr Tate is a member of a defined contribution scheme. During the year to 31 December 2006, the employer has made contributions to the defined contribution scheme in respect of him totalling £79,825.

Mrs Weir is a member of a defined contribution scheme. During the year to 31 December 2006, the employer has made contributions to the defined contribution scheme in respect of her totalling £42,500.

Defined benefit scheme members

	Accrued pension at 31 December 2006 £000 (a)	Accrued pension at 31 December 2005 £000 (b)	Change in accrued pension £000 (a)-(b)	Transfer value at 31 December 2006 £000 (c)	Transfer value at 31 December 2005 £000 (d)	Change in transfer value £000 (c)-(d)	Additional pension earned to 31 December 2006 £000 (e)	Transfer value of the increase £000 (f)

J E Daniels	120	99	21	2,100	1,599	501	19	326
M E Fairey	287	256	31	6,024	5,003	1,021	24	501
A G Kane	265	240	25	4,415	3,700	715	19	310
In addition, the following unfunded benefits have accrued for Mr van den Bergh instead of a salary increase in 2002:
M A van den Bergh	13	13	0	196	190	6

The disclosures in columns (a) to (d) are as required by the Companies Act 1985 Schedule 7A.

Columns (a) and (b) represent the deferred pension to which the directors would have been entitled had they left the Group on 31 December 2006 and 2005, respectively (ignoring the two-year requirement to qualify for a deferred pension).

Column (c) is the transfer value of the deferred pension in column (a) calculated as at 31 December 2006 based on factors supplied by the actuary of the relevant Lloyds TSB Group pension scheme in accordance with actuarial guidance note GN11. The underlying bases used to arrive at the factors have not changed during the year.

Column (d) is the equivalent transfer value, but calculated as at 31 December 2005 on the assumption that the director left service at that date.

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

Major changes to the legislation governing the provision of pensions in the UK (known as pension simplification) came into effect in April 2006. Benefits from an approved pension scheme will be limited to the Lifetime Allowance, currently £1.5 million which is equivalent to an annual pension of £75,000. Any benefit in excess of this amount will incur a tax charge for the individual. The Group has agreed that if an executive director has benefits in excess of the Lifetime Allowance they may cease to accrue benefits in the Scheme and receive a salary supplement as an alternative. This will not cost the Group more than the current arrangements. The Group will not compensate any individual in respect of any increased tax liability arising from pension simplification. To date, the executive directors affected have elected to continue to accrue benefits in the approved scheme.

Compensation

Directors’ interests

As detailed on page 85, the executive directors beneficially owned in aggregate 309,410 bonus shares under the Lloyds TSB Performance Share Plan at 31 December 2006 (151,147 shares at 1 January 2006).

Other interests, all beneficial, of those who were directors at 31 December 2006 in shares in Lloyds TSB Group were:

Shares	At 1 January 2006 (or later date of appointment)	At 31 December 2006

Executive directors
J E Daniels	160,942	165,174
M E Fairey	79,104	82,864
T A Dial	—	577
A G Kane	100,101	136,078
G T Tate	1,356	4,139
H A Weir	3,992	6,255

Non-executive directors
Sir Victor Blank	100,000	100,000
W C G Berndt	61,000	96,000
Ewan Brown	4,260	4,469
J P du Plessis	10,000	10,000
G J N Gemmell	70,000	70,000
Sir Julian Horn-Smith	5,000	5,000
D S Julius	2,000	2,000
Lord Leitch	—	10,000

The directors’ interests detailed above, in aggregate, represent 0.02% of the issued ordinary share capital of Lloyds TSB Group plc.

In addition, those who were directors at 31 December 2006 held, as at that date, options to acquire 8,410,807 shares, all of which were granted pursuant to the executive share option schemes, sharesave share option schemes and share retention plan; conditional awards of 1,048,858 performance shares under the Lloyds TSB Performance Share Plan; and conditional awards of 2,039,418 shares under the Lloyds TSB Long-Term Incentive Plan.

Non-beneficial interests

Directors had non-beneficial interests as follows:

Sir Victor Blank, Mr Daniels, Mr Fairey, Ms Dial, Mr Kane, Mr Tate and Mrs Weir, together with some 70,000 other employees, were potential beneficiaries in the 1,364 and 1,138,311 shares held at the end of the year by the Lloyds TSB qualifying employee share ownership trust and the Lloyds TSB Group employee share ownership trust respectively. 1,364 and 1,237,191 shares, respectively, were held by these trusts at the beginning of the year. In addition, the above directors, together with some 70,000 other employees, were potential participants in shareplan and were, therefore, treated as interested in the 898,320 shares held at the end of the year by the trustee of the shareplan. 582,462 shares were held by the trustee at the beginning of the year.

Compensation	Audited information

Interests in share options

	At 1 January 2006	Granted during the year	Exercised/ lapsed during the year	At 31 December 2006	Exercise price	Exercise periods

						From	To	Notes

J E Daniels	330,419		330,419	—	715p	6/3/2005	5/3/2012	d, j
	3,327		3,327	—	284p	1/6/2006	30/11/2006	a, i
	599,239			599,239	394.25p	21/2/2006	20/2/2013	d, g
	305,232			305,232	430p	14/8/2006	13/8/2013	d, g
	939,177			939,177	419.25p	18/3/2007	17/3/2014	d, h
	521,876			521,876	474.25p	17/3/2008	16/3/2015	e, h
		2,236		2,236	418p	1/6/2009	30/11/2009	a, h

M E Fairey	797		797	—	474p	1/11/2005	30/4/2006	a, i
	54,000		54,000	—	510p	26/3/2000	25/3/2007	b, i
	48,000			48,000	859.5p	15/5/2001	14/5/2008	b, f
	57,000			57,000	817p	2/8/2002	1/8/2009	b, g
	85,896			85,896	549.5p	6/3/2003	5/3/2010	c, g
	10,931			10,931	615.5p	8/8/2003	7/8/2010	c, g
	42,884			42,884	655p	6/3/2004	5/3/2011	c, g
	345,104		345,104	—	715p	6/3/2005	5/3/2012	d, j
	1,330		1,330	—	284p	1/6/2006	30/11/2006	a, i
	531		531	—	348p	1/11/2006	30/4/2007	a, i
	663,157			663,157	394.25p	21/2/2006	20/2/2013	d, g
	555,992			555,992	419.25p	18/3/2007	17/3/2014	d, h
	344,754			344,754	474.25p	17/3/2008	16/3/2015	e, h
		1,789		1,789	418p	1/6/2009	30/11/2009	a, h

T A Dial	464,134			464,134	474p	11/8/2008	10/8/2015	e, h

A G Kane	25,000		25,000	—	321p	28/3/1999	27/3/2006	b, i
	40,000		40,000	—	510p	26/3/2000	25/3/2007	b, i
	50,000			50,000	880p	4/3/2001	3/3/2008	b, f
	27,000			27,000	887.5p	4/3/2002	3/3/2009	b, g
	64,786			64,786	549.5p	6/3/2003	5/3/2010	c, g
	11,841			11,841	615.5p	8/8/2003	7/8/2010	c, g
	34,759			34,759	655p	6/3/2004	5/3/2011	c, g
	275,349		275,349	—	715p	6/3/2005	5/3/2012	d, j
	5,783			5,783	284p	1/6/2008	30/11/2008	a, h
	529,105			529,105	394.25p	21/2/2006	20/2/2013	d, g
	523,255			523,255	419.25p	18/3/2007	17/3/2014	d, h
	300,474			300,474	474.25p	17/3/2008	16/3/2015	e, h

G T Tate	348,837			348,837	430p	14/8/2006	13/8/2013	d, g
	268,336			268,336	419.25p	18/3/2007	17/3/2014	d, h
	195,409			195,409	403p	12/8/2007	11/8/2014	d, h
	300,474			300,474	474.25p	17/3/2008	16/3/2015	e, h
		3,851		3,851	418p	1/6/2011	30/11/2011	a, h

H A Weir	556,208			556,208	424.75p	29/4/2007	28/4/2014	d, h
	5,093			5,093	321p	1/11/2009	30/4/2010	a, h
	300,474			300,474	474.25p	17/3/2008	16/3/2015	e, h

Other share plan
T A Dial	242,825			242,825	(see page 86)	1/6/2008	30/11/2008	h

a)	Sharesave.
b)	Executive option granted between March 1996 and August 1999.
c)	Executive option granted between March 2000 and March 2001.
d)	Executive option granted between March 2002 and August 2004.
e)	Executive options granted from March 2005.
f)	Exercisable.
g)	Not exercisable as the performance conditions had not been met.
h)	Not exercisable as the option has not been held for the period required by the relevant scheme.
i)	Market price on day of exercise was 515.5p. In that regard Mr Daniels made a gain of £7,702.
Market price on days of exercise was 545p, 565p, 515.5p and 560.5p respectively. In that regard Mr Fairey made an overall gain of £34,473.
Market price on days of exercise was 565p. In that regard Mr Kane made a gain of £83,000.
This is the difference between the market price of the shares on the day on which the share option was exercised and the price paid for the shares.
j)	These share options lapsed as the performance condition had not been met.

Compensation	Audited information

The market price for a share in the Company at 1 January 2006 and 31 December 2006 was 488.5p and 571.5p, respectively. The range of prices between 1 January 2006 and 31 December 2006 was 488.5p to 581p.

None of the other directors at 31 December 2006 had options to acquire shares in Lloyds TSB Group plc or its subsidiaries.

The following table contains information on the performance conditions for executive options granted since 1997. The remuneration committee chose the relevant performance condition because it was felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

Options granted	Performance conditions

March 1997 – August 1999

Growth in earnings per share which is equal to the aggregate percentage change in the retail price index plus two percentage points for each complete year of the relevant period plus a further condition that the Company’s ranking based on TSR over the relevant period should be in the top fifty companies of the FTSE 100.

March 2000 – March 2001

As for March 1997 – August 1999 except that there must have been growth in the earnings per share equal to the change in the retail price index plus three percentage points for each complete year of the relevant period.

March 2002 – August 2004

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
At the end of 2006 Lloyds TSB Group was ranked:
17th after four years of the performance period for options granted in 2003; and
10th after three years of the performance period for options granted in 2004.
Options granted in 2002 lapsed as the performance condition had not been met.

March 2005 – August 2005

That the Company’s ranking based on TSR over the relevant period against a comparator group (15 companies including Lloyds TSB) must be at least eighth, when 30 per cent of the option will be exercisable. If the Company is ranked first to fourth position in the group, then 100 per cent of the option will be exercisable and if ranked ninth or below the performance condition is not met.
At the end of 2006 Lloyds TSB Group was ranked:
11th after two years of the performance period for options granted in 2005.

Lloyds TSB performance share plan

The following bonus and performance shares relating to the bonus awards in respect of 2004 and 2005 are available under the plan.

	Bonus shares			Performance shares				Bonus shares release and performance share award date

	At 1 January 2006	Purchased during the year	At 31 December 2006	At 1 January 2006	Conditional award during the year	At 31 December 2006	Award price

J E Daniels	57,737		57,737	195,720		195,720	479p	18/3/2008
		50,944	50,944		172,694	172,694	566.10p	20/3/2009
M E Fairey	31,901		31,901	108,140		108,140	479p	18/3/2008
		22,459	22,459		76,134	76,134	566.10p	20/3/2009
T A Dial	—	16,909	16,909	—	57,322	57,322	566.10p	20/3/2009
A G Kane	22,171		22,171	75,156		75,156	479p	18/3/2008
		20,531	20,531		69,598	69,598	566.10p	20/3/2009
G T Tate	22,710		22,710	76,982		76,982	479p	18/3/2008
		27,358	27,358		92,738	92,738	566.10p	20/3/2009
H A Weir	16,628		16,628	56,366		56,366	479p	18/3/2008
		20,062	20,062		68,008	68,008	566.10p	20/3/2009

The following table contains information on the performance conditions for performance shares. The remuneration committee chose the relevant performance condition because it was felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

Performance shares awarded	Performance conditions

March 2005 and March 2006

That the Company’s ranking based on TSR over the relevant period against a comparator group (15 companies including Lloyds TSB) must be at least eighth for any shares to be received. If ranked ninth or below no shares would be received. The maximum of two performance shares for each bonus share will be awarded only if the Company is first in the comparator group; one performance share will be awarded for each bonus share if the Company is placed fifth; and one performance share for every two bonus shares if the Company is placed eighth. Between first and fifth positions and fifth and eighth positions a sliding scale will apply.

Whilst income tax was deducted from the deferred bonus before the conversion to bonus shares, where a match of performance shares is justified, these shares will be awarded as if income tax had not been deducted. This maintains the original design of the plan prior to the issue of guidance from HM Revenue & Customs in December 2004.

Compensation	Audited information

Lloyds TSB long-term incentive plan

The following are conditional share awards available under the plan. The share price for the award was 520p. Further information regarding this plan can be found on page 79.

	At 1 January 2006	Awarded during the year	At 31 December 2006	Year of vesting

J E Daniels	—	507,692	507,692	2009
M E Fairey	—	328,846	328,846	2009
T A Dial	—	328,846	328,846	2009
A G Kane	—	288,460	288,460	2009
G T Tate	—	297,114	297,114	2009
H A Weir	—	288,460	288,460	2009

The following table contains information on the performance conditions for awards made under the long-term incentive plan. The remuneration committee chose the relevant performance condition because it was felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

Performance shares awarded	Performance conditions

May 2006

For 50 per cent of the award (the ‘EPS Award’) - the percentage increase in EPS of the Group (on a compound annualised basis) over the relevant period must be at least an average of 6 percentage points per annum greater than the percentage increase (if any) in the retail price index over the same period. If it is less than 3 per cent per annum the EPS Award will lapse. If the increase is more than 3 but less than 6 per cent per annum then the proportion of shares released will be on a straight line basis between 17.5 per cent and 100 per cent.

For the other 50 per cent of the award (the ‘TSR Award’) - it will be necessary for the Group’s TSR to exceed the median of a comparator group (14 companies) over the relevant period by an average of 7.5 per cent per annum for the TSR Award to vest in full. 17.5 per cent of the TSR Award will vest where the Group’s TSR is equal to median and vesting will occur on a straight line basis in between these points. Where the Group’s TSR is below the median of the comparator group, the TSR Award will lapse.

Alithos Limited provided information for the testing of the TSR performance conditions for the Group’s long-term incentive schemes. EPS is the Group’s normalised earnings per share as shown in the Group’s report and accounts, subject to such adjustments as the remuneration committee regard as necessary for consistency.

Other share plan

Lloyds TSB Group executive share plan 2005

Ms Dial is the only participant in this plan and holds an option, granted to her in June 2005, to acquire 242,825 ordinary shares in Lloyds TSB Group plc for a total price of £1. The option was granted as part of the remuneration package considered necessary to attract her from the USA and is designed to encourage her to remain with Lloyds TSB Group plc. The option is not, therefore, subject to any performance condition but will normally become exercisable only if she remains an employee, and has not given notice of resignation, on 31 May 2008. Full details of the plan were set out in the annual report on Form 20-F for the year ended 31 December 2005.

None of those who were directors at the end of the year had any other interest in the capital of Lloyds TSB Group plc or its subsidiaries.

The register of directors’ interests, which is open to inspection, contains full particulars of directors’ shareholdings and options to acquire shares in Lloyds TSB Group.

Employees

As at 31 December 2006, Lloyds TSB Group employed 62,630 people (on a full-time equivalent basis), compared with 66,797 at 31 December 2005. At 31 December 2006 60,587 employees were located in the UK, 1,020 in continental Europe, 658 in the Americas, and 365 in the rest of the world. At the same date, 30,397 people were employed in UK Retail Banking, 5,451 in Insurance and Investments, 18,268 in Wholesale and International Banking, and 8,514 in other functions.

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

Schemes offering share options or the acquisition of shares are available for most staff, to encourage their financial involvement in Lloyds TSB Group. Further details are given in ‘Compensation’.

Corporate governance

Statement on US corporate governance standards

As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds TSB Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds TSB Group’s main listing is on the London Stock Exchange, it follows the principles contained in the combined code on corporate governance issued by the Financial Reporting Council. Sir Victor Blank, who was considered independent on appointment as chairman of the company, was appointed as an additional member of the remuneration committee in August 2006, as permitted by the new code issued in June 2006. Otherwise Lloyds TSB Group has complied with the provisions of the previous code, which was relevant for the 2006 financial year, and has done so throughout the year regarding the code provisions where the requirements are of a continuing nature. Key differences are set out below.

The board, rather than a separate corporate governance committee, sets the corporate governance principles applicable to the Company and conducts an annual evaluation of the performance of the board, its committees and its individual members.

The remuneration and nomination committees comprise the chairman and three and four independent non-executive directors respectively, rather than consisting entirely of independent directors.

The board and its committees

Audit committee

The audit committee comprises Mr Brown (chairman), Mr du Plessis, Mr Gemmell and Lord Leitch, all of whom have been determined by the board to be independent directors. The committee’s terms of reference are available from the company secretary and are displayed on the Company’s website www.lloydstsb.com.

The board of directors has determined that Mr du Plessis is an ‘audit committee financial expert’ (as defined in the rules under the U.S. Securities Exchange Act). Although Mr du Plessis has been identified as an audit committee financial expert for purposes of the SEC’s rules, the committee members are selected with a view to the expertise and experience of the committee as a whole, and the committee reports to the board of directors as a single entity. The designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation. Nor does the designation of a person as an audit committee financial expert affect the duties, obligations or liability of any other member of the audit committee or board of directors.

During the year, the audit committee received reports from, and held discussions with, management and the auditors. In discharging its duties, the committee has approved the auditors’ terms of engagement, including their remuneration and, in discussion with them, has assessed their independence and objectivity (more information about which is given in note 10 to the financial statements, in relation to the procedure for approving fees for audit and non-audit work) and recommended their re-appointment at the annual general meeting. The committee also reviewed the financial statements published in the name of the board and the quality and acceptability of the related accounting policies, practices and financial reporting disclosures; the scope of the work of the Group audit department, reports from that department and the adequacy of its resources; the effectiveness of the systems for internal control, risk management and compliance with financial services legislation and regulations (more information about which is given in the note about internal control on page 88); the results of the external audit and its cost effectiveness; and reports from the external auditors on audit planning and their findings on accounting and internal control systems. Procedures for handling complaints regarding accounting, internal accounting controls or auditing matters and for staff to raise concerns in confidence were established by the committee. The committee also had a meeting with the auditors, without executives present, and a meeting with the director of group audit alone.

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

Nomination committee

The nomination committee, comprising Sir Victor Blank (chairman), Dr Berndt, Mr du Plessis, Sir Julian Horn-Smith and Lord Leitch, reviews the structure, size and composition of the board, taking into account the skills, knowledge and experience of directors and considers and makes recommendations to the board on potential candidates for appointment as directors. The committee also makes recommendations to the board concerning the re-appointment of any independent non-executive director by the board at the conclusion of his or her specified term; the re-election of any director by the shareholders under the retirement provisions of the articles of association; any matters relating to the continuation in office of a director of the Company; and the appointment of any director to executive or other office in the Company, although the chairman of the Company would not chair the committee when it was dealing with the appointment of a successor to the chairmanship of the Company.

In January 2006, it was announced that Mr van den Bergh had decided to retire as chairman and Sir Victor Blank, who became deputy chairman on 1 March, succeeded him as chairman of the Company at the conclusion of the annual general meeting in May. The selection process relating to Sir Victor’s appointment was described fully in the annual report for 2005.

The committee’s terms of reference are available from the company secretary and are displayed on the Company’s website www.lloydstsb.com.

Remuneration committee

Information about the remuneration committee’s membership and work is given in the directors’ remuneration report on pages 78 to 86 and its terms of reference are available from the company secretary and are displayed on the Company’s website www.lloydstsb.com.

Corporate governance

Risk oversight committee

The risk oversight committee comprises Sir Victor Blank (chairman), Mr Brown, Sir Julian Horn-Smith and Lord Leitch. All non-executive directors are also invited to attend meetings if they wish. The risk oversight committee’s duties include overseeing the development, implementation and maintenance of the Group’s overall risk management framework and its risk appetite, strategy, principles and policies, to ensure they are in line with emerging regulatory, corporate governance and industry best practice. The committee also oversees the Group’s risk exposures; facilitates the involvement of non-executive directors in risk issues and aids their understanding of these issues; oversees adherence to group risk policies and standards and considers any material amendments to them; and reviews the work of the group risk division.

Attendance at meetings

The attendance of directors at board meetings and at meetings of the audit, nomination, remuneration and risk oversight committees during 2006 was as follows:

	Board	Audit committee	Nomination committee	Remuneration committee	Risk oversight committee

Number of meetings during the year	12	6	4	7	5

Current directors who served during 2006
W C G Berndt[1]	11		2	7
Sir Victor Blank[2]	9		3	2	3
Ewan Brown[3]	12	5	3		5
J E Daniels	12
T A Dial	11
J P du Plessis[1]	10	6	2
M E Fairey	11
G J N Gemmell	11	6
Sir Julian Horn-Smith[1]	11		2	6	4
D S Julius[3]	7		3	4
A G Kane	10
Lord Leitch[4]	11	4	2		3
G T Tate	11
H A Weir	11

Former directors who served during 2006
A A Knight[5]	10	6
M A van den Bergh[6]	5		1		2

[1]	Appointed to the nomination committee from 1 August 2006.
[2]	Appointed to the board from 1 March 2006, nomination committee from 11 May 2006, remuneration committee from 1 August 2006 and risk oversight committee from 21 April 2006.
[3]	Left the nomination committee on 1 August 2006.
[4]	Appointed to the nomination committee from 1 August 2006 and risk oversight committee from 1 March 2006.
[5]	Left the board on 31 October 2006.
[6]	Left the board on 11 May 2006.

Internal control

The board of directors is responsible for the establishment and review of the Lloyds TSB Group’s system of internal control, which is designed to ensure effective and efficient operations, quality of internal and external reporting, internal control, and compliance with laws and regulations including the Turnbull Guidance published in 2005. It should be noted, however, that such a system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. In establishing and reviewing the system of internal control the directors have regard to the nature and extent of relevant risks, the likelihood of a loss being incurred and the costs of control. It follows, therefore, that the system of internal control can only provide reasonable but not absolute assurance against the risk of material loss.

The directors and senior management are committed to maintaining a control-conscious culture across all areas of operation. This is communicated to all employees by way of published policies and procedures and regular management briefings. A requirement to comply with internal control risk policies is a key component of individual staff objectives expressed in the balanced scorecard. Key business risks are identified, and these are controlled by means of procedures such as physical controls, credit, trading and other authorisation limits and segregation of duties. In addition, there is an annual control self assessment exercise whereby the key businesses and head office functions review specific controls and attest to the accuracy of their assessments. The assessment covers all risk categories and is in accordance with the principles of the Combined Code. As in previous years, this exercise was completed for the year ended 31 December 2006. All returns have been satisfactorily completed and appropriately certified. The overall assessment of the control framework is satisfactory, acknowledging that there are specific areas for improvement where action plans are now in place and will be tracked to completion. None of the actions or areas of focus identified constitutes a significant failing or weakness.

The effectiveness of the internal control system is reviewed regularly by the audit committee and the board, which also receive reports of reviews undertaken around the Lloyds TSB Group by its risk management function and Group Audit. The audit committee receives reports from the Company’s auditors, PricewaterhouseCoopers LLP, (which include details of significant internal control matters that they have identified) and has a discussion with the auditors at least once a year without executives present, to ensure that there are no unresolved issues of concern.

Corporate governance

Disclosure controls and procedures

As of 31 December 2006, the Lloyds TSB Group, under the supervision and with the participation of the Lloyds TSB Group’s management, including the group chief executive and the group finance director, performed an evaluation of the effectiveness of the Lloyds TSB Group’s disclosure controls and procedures. Based on this evaluation, the group chief executive and group finance director concluded that the Lloyds TSB Group’s disclosure controls and procedures, as at 31 December 2006, were effective for gathering, analysing and disclosing with reasonable assurance the information the Lloyds TSB Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds TSB Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

Changes in internal control over financial reporting

There has been no change in the Lloyds TSB Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Lloyds TSB Group’s internal control over financial reporting.

Management Report on Internal Control over Financial Reporting

The management of Lloyds TSB Group plc is responsible for establishing and maintaining adequate internal control over financial reporting. Lloyds TSB Group plc’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and for the purposes of the preparation of reconciliations to US GAAP.

The Lloyds TSB Group’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and of reconciliations under US GAAP and that receipts and expenditures are being made only in accordance with authorisations of management and directors of Lloyds TSB Group plc; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of Lloyds TSB Group’s assets that could have a material effect on the financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Lloyds TSB Group plc’s management assessed the effectiveness of the Lloyds TSB Group’s internal control over financial reporting as at 31 December 2006 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’) in its report ‘Internal Control – Integrated Framework’. Based on this assessment, management concluded that, as at 31 December 2006, the Lloyds TSB Group’s internal control over financial reporting was effective.

Management’s assessment of the effectiveness of the Lloyds TSB Group’s internal control over financial reporting as at 31 December 2006 has been audited by PricewaterhouseCoopers LLP, the Lloyds TSB Group’s independent registered public accounting firm, as stated in their report appearing on page F-2, which expresses unqualified opinions on management’s assessment and on the effectiveness of the Lloyds TSB Group’s internal control over financial reporting as at 31 December 2006.

Major shareholders and related party transactions

Major shareholders

At 31 May 2007, notifications had been received that Legal & General Investment Management Limited, Barclays PLC and The Capital Group Companies had interests of 3.6% (203,071,629 shares), 3.84% (216,216,951 shares) and 4.86% (272,152,525 shares), respectively, in Lloyds TSB Group’s issued share capital with rights to vote which are exercisable in all circumstances at general meetings. Lloyds TSB Group plc does not know of any other shareholder with an interest in three per cent or more of the voting rights.

All shareholders within a class of the Company’s shares have the same voting rights. Lloyds TSB Group plc is not owned or controlled directly or indirectly by another corporation or by any government and Lloyds TSB Group plc is unaware of any arrangements which might result in a change in control.

Related party transactions

Lloyds TSB Group, as at 31 December 2006, had related party transactions with 19 key management personnel. See note 45 to the Consolidated Financial Statements. The transactions in question were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavourable features.

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

The FSA is responsible for the authorisation and supervision of institutions that provide regulated financial products and services as defined in the FSMA. As part of the authorisation process, the FSA reviews applicants to ensure that they satisfy the necessary criteria including honesty, competence and financial soundness, to engage in regulated activity. The majority of Lloyds TSB Group’s regulated financial institutions became authorised by the FSA through being ‘grandfathered’ as having been authorised under previous legislation to carry on financial services business. Following the new regulations that were introduced for mortgage and general insurance business, additional entities were authorised by the FSA.

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

•	Training and Competence (‘T&C’) rules – setting standards that apply to firms providing advice to retail customers.

•	Code of Market Conduct rules – with a view to preventing market abuse.

A key theme running through most of the FSA’s rules and regulations is the concept of Treating Customers Fairly. The Lloyds TSB Group has developed its own work on this issue and has embedded this concept in its activity, operations and culture.

Financial Services Guarantee Schemes in the UK

Under the FSMA a compulsory single, industry wide, investor’s compensation scheme, the Financial Services Compensation Scheme (the ‘Scheme’) has been set up. All authorised institutions are required to be members of the Financial Services Compensation Scheme and are subject to a levy in proportion to their deposit base or volume of business undertaken. The Scheme applies to business undertaken by an FSA authorised institution or by the UK branch of a European Economic Area firm carrying on ‘home state regulated activity’.

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

The regulated entities conducting insurance, life and pensions business are: Black Horse Limited, Lloyds TSB Bank Insurance Brokers Limited, Lloyds TSB Insurance Services Limited, Lloyds TSB General Insurance Limited, Scottish Widows Annuities Limited, Pensions Management (SWF) Limited, Scottish Widows Unit Funds Limited, Scottish Widows plc, Abbey Life Assurance Company Limited and Scottish Widows Administration Services Limited (following a change of company name on 7 November 2006 from Lloyds TSB Life Assurance Company Limited).

Basel II

Basel II has been implemented throughout the EU through the Capital Requirements Directive (which is discussed below under European Union Impact for UK Financial Services Regulation). This came into force for all European banks on 1 January 2007, following a consultative process which continued throughout 2006. Transitional provisions mean, however, that Lloyds TSB Group is not required to be in compliance with all of the rules until 1 January 2008. The Group has been actively involved with the UK regulatory authorities in the consultative process. The Group will adopt the Internal Ratings approach to credit risk and the Advanced Measurement Approach to operational risk, and work is being undertaken to ensure that the standards required by these advanced approaches will be met. It is expected that these approaches will also be a benefit to the Group in terms of its capital allocation.

Regulation

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

European Union Impact for UK Financial Services Regulation

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

Key directives currently being implemented are :

•

Capital Requirements Directive – this came into effect on 1 January 2007 and implements Basel II throughout the EU for banks and investment firms. The final rules for the UK jurisdiction were published during 2006, resulting in substantial changes to the capital adequacy rules applying to the Lloyds TSB Group. The Group was fully involved in the consultative process with the regulatory authorities. The new framework covers three main areas :

	–	Minimum capital requirements and methodologies for allocation of regulatory capital for credit and other risks including operational risk;

	–	A supervisory review process, including the setting of capital ratios by bank supervisors; and

	–	Improvement of transparency in the financial system by reliable and timely disclosure of risk information.

•	MiFID – this is one of the key initiatives of the Financial Services Action Plan and will come into effect in November 2007. It will replace the 1996 Investment Services Directive. The Directive :

	–	Extends the coverage of the current regime for both firms and products ;

	–	Introduces more extensive requirements, in particular in relation to conduct of business (both business operations and customer interaction) ; and

	–	Details additional governance requirements, such as organisation of risk functions, outsourcing and conflicts of interest management.

•

Third Money Laundering Directive – this comes into effect on 17 December 2007 and is designed to strengthen the fight against money laundering and terrorist financing. It will provide a common EU basis for implementing the revised Financial Action Task Force (‘FATF’) Recommendations (issued in June 2003) and replace the 1st and 2nd Money Laundering Directives. Although some enhancements to the Group’s processes may be required these are not expected to be significant or involve material change. Changes arising through this Directive will be incorporated into the UK’s Joint Money Laundering Steering Group (‘JMLSG’) Guidance Notes. In the UK the JMLSG has also recently reinforced a risk-based approach to anti-money laundering.

US

In the United States, Lloyds TSB Bank maintains a branch in New York and an agency in Miami, licensed by the States of New York and Florida, respectively. A subsidiary of Lloyds TSB Bank maintains representative offices in several US cities. The existence of branch and agency offices of Lloyds TSB Bank in the US subjects Lloyds TSB Group plc and its subsidiaries doing business or conducting activities in the US to oversight by the Federal Reserve Board and limits the nature of the activities in which Lloyds TSB Group plc and its subsidiaries can engage in the US. Lloyds TSB Bank’s branch and agency offices are subject to extensive federal and state supervision and regulation relating to their operations, and the Group generally is expected to provide a measure of management and financial support and guidance to its US operations and activities. A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions, with serious legal and reputational consequences for any failures arising in these areas.

Rest of the world

The Lloyds TSB Group operates in many other countries around the world. The Group’s overseas branches and subsidiaries are subject to reporting and reserve requirements and controls imposed by the relevant central banks and regulatory authorities.

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

	Price per share (in pence) High	Price per share (in pence) Low

Annual prices:
2006	581.00	489.75
2005	509.00	439.50
2004	476.25	391.75
2003	483.00	295.75
2002	817.00	427.50
2001	772.00	590.00
2000	774.50	517.00
1999	1,060.00	725.00
1998	1,075.00	575.50
Quarterly prices:
2007
First quarter	614.00	532.00
2006
Fourth quarter	581.00	539.50
Third quarter	544.00	507.00
Second quarter	552.00	491.50
First quarter	573.50	489.75
2005
Fourth quarter	489.50	439.50
Third quarter	495.00	454.00
Second quarter	482.50	446.50
First quarter	509.00	463.50
Monthly prices:
May 2007	587.00	573.00
April 2007	586.00	564.00
March 2007	573.50	532.00
February 2007	614.00	574.00
January 2007	597.50	575.50
December 2006	574.00	539.50

On 31 May 2007, the closing price of shares on the London Stock Exchange was 575.00 pence, equivalent to $11.38 per share translated at the Noon Buying Rate of $1.9797 per £1.00 on 31 May 2007.

Listing information

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

The following table shows the reported high and low closing prices for the ADRs in the over-the-counter market in the US.

	Price per ADR (in US dollars) High	Price per ADR (in US dollars) Low

Annual prices:
2001 (to 26 November 2001)	46.00	34.75
2000	45.27	33.50
Quarterly prices:
2001
Fourth quarter (to 26 November 2001)	43.88	38.25
Third quarter	44.00	35.50
Second quarter	43.94	38.94
First quarter	46.00	34.75

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS (in US dollars) High	Price per ADS (in US dollars) Low

Annual prices:
2006	45.41	34.72
2005	39.06	31.12
2004	36.88	29.47
2003	32.55	19.65
2002	48.55	27.85
2001 (from 27 November 2001)	44.99	41.30
Quarterly prices:
2007
First quarter	48.44	41.64
2006
Fourth quarter	45.41	40.70
Third quarter	40.70	38.00
Second quarter	40.38	36.91
First quarter	40.32	34.72
2005
Fourth quarter	34.46	31.12
Third quarter	36.20	32.82
Second quarter	36.50	33.16
First quarter	39.06	35.12
2004
Fourth quarter	36.88	31.35
Third quarter	31.61	29.47
Second quarter	32.90	29.59
First quarter	36.36	30.15
Monthly prices:
May 2007	47.20	45.90
April 2007	47.13	44.99
March 2007	45.43	41.64
February 2007	48.44	45.28
January 2007	46.92	44.80
December 2006	45.41	42.74

On 31 May 2007, the closing price of ADSs on the New York Stock Exchange was $45.90.

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

The table below sets out the interim and final dividends which were declared in respect of the ordinary shares for fiscal years 2001 through 2006. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date.

	Interim dividend per share (£)	Interim dividend per share ($)	Final dividend per share (£)	Final dividend per share ($)

2001	0.102	0.149	0.235	0.344
2002	0.107	0.167	0.235	0.374
2003	0.107	0.178	0.235	0.419
2004	0.107	0.190	0.235	0.447
2005	0.107	0.189	0.235	0.433
2006	0.107	0.202	0.235	0.468

There are no UK governmental laws, decrees or regulations that affect the remittance of dividends or other shareholder payments to non-residents of the UK who hold shares of Lloyds TSB Group plc.

Memorandum and articles of association of Lloyds TSB Group plc

A summary of the material provisions of Lloyds TSB Group plc’s memorandum and articles of association is set out below. This has been updated from the summary that was incorporated into Lloyds TSB Group plc’s annual report on Form 20-F for the year ended 31 December 2005 filed with the SEC on 6 June 2006 and reflects changes to the memorandum and articles of association approved by the shareholders of Lloyds TSB Group plc at its annual general meeting in May 2007.

Lloyds TSB Group plc is incorporated in Scotland under the UK Companies Act 1985 with registered number SC95000.

Objects of Lloyds TSB Group plc

Lloyds TSB Group plc’s objects are:

•

Clause 4(1)(a) of the memorandum of association of Lloyds TSB Group plc (the ‘Memorandum’): to take over and hold all or such part of the property and rights, and to assume and undertake all or such part of the liabilities and obligations, of the Trustee Savings Banks Central Board (‘the Central Board’), Trustee Savings Banks (Holdings) Limited (“TSB Holdings”) and the trustee savings banks (meaning the banks defined as the existing banks in the Trustee Savings Banks Act 1985, the ‘TSBA’) as shall be transferred to and vested in Lloyds TSB Group plc under the TSBA; and

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

Memorandum and articles of association of Lloyds TSB Group plc

Voting rights

For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such person may cast, Lloyds TSB Group plc may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Every holder of ordinary shares who is entitled to be and is present in person (including any corporation by its duly authorised representative) at a general meeting of Lloyds TSB Group plc and is entitled to vote will have one vote on a show of hands and, on a poll, if present in person or by proxy, will have one vote for every such share held by him, save that a member will not be entitled to exercise the right to vote carried by such shares if he or any person appearing to be interested in the shares held by him has been duly served with a notice under section 793 of the UK Companies Act 2006 (requiring disclosure of interests in shares) and is in default in supplying Lloyds TSB Group plc with information required by such notice. The limited voting shares confer the right to receive notice of and to attend and speak at all general meetings of Lloyds TSB Group plc, but do not confer a right to vote unless the business of the meeting includes the consideration of a resolution:

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

In any such case, the holder may vote the limited voting shares only in respect of such resolution and will have the same rights with regard to the number and exercise of votes as a holder of ordinary shares but in the case of a variation in the rights of limited voting shares, shall also have the protection of a requirement for approval of the variation by way of an extraordinary resolution at a separate class meeting of the holders of limited voting shares.

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

General meetings

The directors may make arrangements to regulate the level of attendance at any place specified for the holding of a general meeting and, in any such case, shall direct that the meeting be held at a specified place, where the chairman of the meeting shall preside, and make arrangements for simultaneous attendance and participation by members and proxies at other locations. The chairman of a general meeting has express authority to adjourn the meeting if, in his opinion, it appears impracticable to hold or continue the meeting because of crowding or unruly conduct or because an adjournment is otherwise necessary for the proper conduct of the meeting. Annual general meetings of Lloyds TSB Group plc are to be held in Edinburgh or such other place in Scotland as the directors shall appoint.

Dividends and other distributions and return of capital

The shareholders in general meeting may by ordinary resolution declare dividends to be paid to members of Lloyds TSB Group plc, but no dividends shall be declared in excess of the amount recommended by the directors. The directors may pay fixed dividends on any class of shares carrying a fixed dividend and may also from time to time pay dividends, interim or otherwise, on shares of any class. Except in so far as the rights attaching to any shares otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up thereon. Subject to the rights attaching to any shares, any dividend or other monies payable in respect of a share may be paid in such currency or currencies as the directors may determine using such exchange rates as the directors may select.

The opportunity to elect to receive new shares instead of any cash dividend recommended by the directors, may be offered to shareholders provided that the directors shall have obtained in advance the shareholders’ approval to do so as required by the articles of association.

The limited voting shares do not confer a right to participate in any distribution of profits by way of dividend. For any other distributions, the limited voting shares shall be deemed to confer rights and interests in the profits equally with the holders of ordinary shares according to the amounts paid up on such limited voting shares and ordinary shares respectively otherwise than in advance of calls.

On any distribution by way of capitalisation, the amount to be distributed will be appropriated amongst the holders of ordinary shares and limited voting shares in proportion to their holdings of ordinary shares and limited voting shares (pro rata to the amount paid up thereon). If the amount to be distributed is applied in paying up in full unissued ordinary shares and limited voting shares of Lloyds TSB Group plc, a shareholder will be entitled to receive bonus shares of the same class as the shares giving rise to his entitlement to participate in the capitalisation.

Any dividend unclaimed after a period of 12 years from the date of declaration of such dividend will be forfeited and revert to Lloyds TSB Group plc. No dividends or other monies payable on or in respect of a share shall bear interest against Lloyds TSB Group plc.

On a return of capital, whether in a winding-up or otherwise, the ordinary shares and the limited voting shares will rank equally in all respects and the preference shares will be entitled to the rights attaching to them on issue.

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

Holders of limited voting shares will be entitled to participate in any offer made by way of rights to holders of ordinary shares as if the limited voting shares had been converted at the relevant record date.

Memorandum and articles of association of Lloyds TSB Group plc

Variation of rights and alteration of capital

Subject to the provisions of the UK Companies Act 1985, the CREST regulations and every other statute for the time being in force or any judgement or order of any court of competent jurisdiction concerning companies and affecting Lloyds TSB Group plc (the ‘statutes’), the rights attached to any class of shares for the time being in issue may (subject to their terms of issue) be varied, modified or abrogated with the consent in writing of the holders of not less than three fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of shares of that class. At any such separate meeting, the provisions of the articles of association relating to general meetings will apply, but the necessary quorum at any such meeting will be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of that class (except at an adjourned meeting, at which the quorum shall be any holder of shares of the class, present in person or by proxy) and any such person may demand a poll.

Lloyds TSB Group plc may, by ordinary resolution, increase its share capital, consolidate and divide all or any of its shares into shares of larger amount, sub-divide all or any of its shares into shares of smaller amount and cancel any shares not taken or agreed to be taken by any person.

However, for so long as the limited voting shares have not been converted (as described above);

•	Lloyds TSB Group plc is prohibited from consolidating or subdividing any of the ordinary shares without consolidating or subdividing the limited voting shares in like manner and to a like extent; and

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

Transfer of shares

All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the directors and must be executed by or on behalf of the transferor and, if the shares thereby transferred are not fully paid, by or on behalf of the transferee. The transferor will be deemed to remain the holder of the shares transferred until the name of the transferee is entered in the register of members of Lloyds TSB Group plc in respect thereof. All transfers of shares which are in uncertificated form may be effected by means of a relevant system.

The directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares (not being fully paid shares) provided that, where any such shares are admitted to the official list maintained by the UK Listing Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The directors may also decline to register a transfer unless either:

•	the instrument of transfer complies with the requirements of the articles of association and the transfer is in respect of only one class of shares; or

•	the transfer is in favour of not more than four persons as the transferee.

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

The articles of association otherwise contain no restrictions on the free transferability of fully paid shares.

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

Memorandum and articles of association of Lloyds TSB Group plc

Purchase of own shares

Subject to the provisions of the statutes, Lloyds TSB Group plc may purchase any of its own shares of any class, but if there are in issue any shares which are admitted to the official list maintained by the UK Listing Authority and which are convertible into equity share capital of Lloyds TSB Group plc of the class proposed to be purchased, then Lloyds TSB Group plc will not purchase such equity shares unless the terms of the convertible shares include provisions permitting Lloyds TSB Group plc to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase or the purchase has first been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares.

Winding-up

If Lloyds TSB Group plc is wound up, the liquidator may, with the authority of an extraordinary resolution, divide amongst the members in specie or kind the whole or any part of the assets of Lloyds TSB Group plc. The liquidator may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, and the liquidation may be closed and Lloyds TSB Group plc dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

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

Material interests

Subject to the provisions of the statutes, a director, provided that he has disclosed to the other directors the nature and extent of his interests:

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

•	may (or any firm of which he is a partner, employee or member may) act in a professional capacity for Lloyds TSB Group plc (other than as auditor) and be remunerated therefor; and

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

Except as set out in the articles of association, a director shall not vote in respect of any contract or arrangement or any other proposal in which he has any material interest otherwise than by virtue of interests in shares or debentures or other securities of Lloyds TSB Group plc. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote.

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

Borrowing powers

Under the Memorandum, Lloyds TSB Group plc may borrow or raise money in such manner and upon such terms and on such security as may seem to the directors to be expedient and in particular by the issue or deposit of debentures or debenture stock or other securities of any description and to secure all or any of Lloyds TSB Group plc’s liabilities in respect of money borrowed, raised or owing or any other debt or obligation of or binding on Lloyds TSB Group plc in such manner as may be thought expedient and in particular by mortgage, charge or lien upon all or any part of the undertaking, property and assets, present or future, and uncalled capital of Lloyds TSB Group plc.

Retirement

The articles of association provide that each director shall retire at the annual general meeting held in the third calendar year following the year in which he was elected or last re-elected.

Share qualification

A director is not required to hold any shares of Lloyds TSB Group plc by way of qualification.

Indemnity/Insurance

So far as may be permitted by the statutes, any person who is a director, officer, employee or trustee of Lloyds TSB Group plc (or any associated company) may be indemnified by Lloyds TSB Group plc against any liability incurred by him in connection with any negligence, default, breach of duty or breach of trust by him or any other liability incurred in the execution of his duties, the exercise of his powers or otherwise in connection with his duties, powers or offices. The directors of Lloyds TSB Group plc may also purchase insurance in respect of such liabilities and so far as may be permitted by the statutes, Lloyds TSB Group plc may also provide defence costs in relation to any criminal or civil proceedings to which any director, officer, employee or trustee of Lloyds TSB Group plc (or any associated company) is subject.

Electronic communications

In May 2007, shareholders approved proposals to amend the articles of association to allow Lloyds TSB Group plc to offer shareholders the opportunity to have documents and information made available to them through Lloyds TSB Group plc’s website and in electronic form.

Exchange controls

There are no UK laws, decrees or regulations that restrict Lloyds TSB Group plc’s export or import of capital, including the availability of cash and cash equivalents for use by Lloyds TSB Group, or that affect the remittance of dividends or other shareholders payments to non-UK holders of Lloyds TSB Group plc shares, expect as otherwise set out in ‘Taxation’.

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

US federal income tax considerations

The following summary describes material US federal income tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares to US holders (defined below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. The summary applies only to US holders that hold ADSs or ordinary shares as capital assets and does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	holders holding ADSs or shares as part of a hedge, straddle, conversion or other integrated transaction;

•	holders whose functional currency for US federal income tax purposes is not the US dollar;

•	holders liable for alternative minimum tax;

•	holders who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	partnerships or other entities classified as partnerships for US federal income tax purposes; or

•	holders that own 10 per cent or more of the voting shares of Lloyds TSB Group plc.

Taxation

In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Such actions would also be inconsistent with the reduced rate of tax applicable to dividends received by certain non-corporate US holders. Accordingly, the analysis of the reduced rate of tax applicable to dividends received by certain non-corporate US holders described below could be affected by actions that may be taken by parties to whom ADSs are pre-released. The summary is based upon tax laws of the US including the Internal Revenue Code of 1986, as amended, (the ‘Code’), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. Prospective purchasers of the ADSs or ordinary shares should consult their own tax advisers as to the US, UK or other tax consequences of the purchase, ownership and disposition of such securities in their particular circumstances, including the effect of any US state or local tax laws.

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

Where you can find more information

The documents concerning us which are referred to herein may be inspected at the Securities and Exchange Commission (‘SEC’). You may read and copy any document filed or furnished by us at the SEC’s public reference rooms in Washington D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. The SEC also maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that we have filed electronically with the SEC.

Enforceability of civil liabilities

Lloyds TSB Group plc is a public limited company incorporated under the laws of Scotland. Most of Lloyds TSB Group plc’s directors and executive officers and certain of the experts named herein are residents of the United Kingdom. A substantial portion of the assets of Lloyds TSB Group plc, and a substantial portion of the assets of such persons, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon all such persons or to enforce against them in US courts judgements obtained in such courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. Furthermore, Lloyds TSB Group plc has been advised by its solicitors that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgements of US courts, of certain civil liabilities, including those predicated solely upon the federal securities laws of the United States.

Risk factors

Set out below are certain risk factors which could affect Lloyds TSB Group’s future results and cause them to be materially different from expected results. Lloyds TSB Group’s results could also be affected by competition and other factors. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties Lloyds TSB Group’s businesses face.

Lloyds TSB Group’s businesses are subject to inherent risks concerning borrower credit quality as well as general and sector specific UK and international economic conditions. The development of adverse conditions in the UK or in other major economies could cause profitability to decline

Lloyds TSB Group’s businesses are subject to inherent risks regarding borrower credit quality as well as general UK and international economic conditions. Each of these can change the level of demand for, and supply of, Lloyds TSB Group’s products and services. Changes in the credit quality of Lloyds TSB Group’s UK and/or international borrowers and counterparties could reduce the value of Lloyds TSB Group’s assets, and increase allowances for impairment losses. In addition, changes in economic conditions may result in a deterioration in the value of security held against lending exposures and increase the risk of loss in the event of borrower default. Furthermore, a general deterioration in the UK economy would also reduce Lloyds TSB Group’s profit from both its UK banking and financial services businesses. A general deterioration in any other major world economy could also adversely impact Lloyds TSB Group’s profitability. See ‘Operating and financial review and prospects – Risk management – Credit risk’.

Lloyds TSB Group’s businesses are inherently subject to the risk of market fluctuations, which could reduce profitability

Lloyds TSB Group’s businesses are inherently subject to the risk of market fluctuations. The most significant market risks Lloyds TSB Group faces are those that impact the Group’s pension schemes, principally equity risk and interest rate risk; adverse market movements would have an effect upon the financial condition of the pension schemes which would be reflected in the Lloyds TSB Group’s financial statements. Interest rate risk, foreign exchange risk and credit spread risk arise from banking and trading activities while equity risk is also present in the insurance businesses. See ‘Operating and financial review and prospects – Risk management – Market risk’ for a discussion of these risks.

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

Adverse experience in the operational risks inherent in Lloyds TSB Group’s businesses could have a negative impact on its results of operations

Operational risks, through inadequate or failed internal processes or from people related or external events, are present in Lloyds TSB Group’s businesses. Lloyds TSB Group’s businesses are dependent on their ability to process accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Lloyds TSB Group’s systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled, but Lloyds TSB Group realises that any weakness in these systems could have a negative impact on its results of operations during the affected period. See ‘Operating and financial review and prospects – Risk management – Operational risk’.

Terrorist acts, other acts of war, geopolitical, pandemic or other such events could have a negative impact on the business and results of operations of Lloyds TSB Group

Terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events and responses to those acts/events, may create economic and political uncertainties, which could have a negative impact on UK and international economic conditions generally, and more specifically on the business and results of operations of Lloyds TSB Group in ways that cannot be predicted.

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

In addition, in the UK and elsewhere, there is continuing political and regulatory scrutiny of the banking industry and, in particular, retail banking. In the UK, the Competition Commission and the Office of Fair Trading (‘OFT’) are carrying out several inquiries, which are referred to in the ‘Competitive environment’ section on page 11.

In recent years there have been several issues in the UK financial services industry in which the FSA has intervened directly, including the sale of personal pensions and the sale of mortgage related endowments. The FSA may intervene further in relation to the areas of industry risk already identified, or in new areas, which could adversely affect the Lloyds TSB Group.

Lloyds TSB Group is exposed to various forms of legal and regulatory risk including the risk of misselling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a negative impact on its results or its relations with its customers

Lloyds TSB Group is exposed to many forms of legal and regulatory risk, which may arise in a number of ways. Primarily:

i)

certain aspects of the Lloyds TSB Group’s business may be determined by the authorities, the Financial Ombudsman Service (‘FOS’) or the courts as not being conducted in accordance with applicable laws, or, in the case of FOS, with what is fair and reasonable in the Ombudsman’s opinion;

ii)	the possibility of alleged misselling of retail financial products which, as a result, may require additional provisions;

iii)	contractual obligations may either not be enforceable as intended or may be enforced against Lloyds TSB Group in an adverse way;

iv)	the intellectual property of Lloyds TSB Group (such as its trade names) may not be adequately protected; and

v)	Lloyds TSB Group may be liable for damages to third parties harmed by the conduct of its business.

In addition, Lloyds TSB Group faces risk where legal or regulatory proceedings or FOS or other complaints are brought against it in the UK or in jurisdictions outside the UK, including other European countries and the United States. Regardless of whether or not such claims have merit, the outcome of any proceeding or complaint is inherently uncertain and could have a material adverse effect on Lloyds TSB Group’s operations and/or financial condition, particularly if extended more broadly. For additional information, see ‘Regulation’.

Although Lloyds TSB Group has policies for the management of legal and regulatory risk, failure to manage these risks could impact Lloyds TSB Group adversely, both financially and reputationally.

Lloyds TSB Group is exposed to tax risk

Tax risk is the risk associated with changes in, or errors in the interpretation of, taxation rates or law. This could result in increased charges or financial loss. Although Lloyds TSB Group devotes considerable resources to managing tax risk, failure to manage this risk could impact Lloyds TSB Group adversely.

Risk factors

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

Lloyds TSB Group’s businesses are conducted in a marketplace that is consolidating and significant cross-border mergers and acquisitions may happen in the coming years. Lloyds TSB Group’s ability to generate an appropriate return for its shareholders over the long term may depend upon whether management is able to achieve value creating acquisitions and/or mergers at the appropriate times and prices. Lloyds TSB Group cannot be sure that it will ultimately be able to make such mergers or acquisitions or that if it does, such mergers or acquisitions will be integrated successfully or realise anticipated benefits.

Forward looking statements

This annual report includes certain forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the business, strategy and plans of Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group’s or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future.

Examples of such forward looking statements include, but are not limited to, projections or expectations of profit attributable to shareholders, provisions, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Lloyds TSB Group or its management; statements about the future trends in interest rates, foreign exchange rates, stock market levels and demographic trends and any impact on Lloyds TSB Group; statements concerning any future UK or other economic environment or performance including in particular any such statements included in this annual report; statements about strategic goals, competition, regulation, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds TSB Group or on Lloyds TSB Group’s behalf include, but are not limited to, general economic conditions in the UK and internationally; inflation, deflation, interest rate, policies of the Bank of England and other G-8 central banks, exchange rate, market and monetary fluctuations; changing demographic developments including mortality and changing customer behaviour including consumer spending, saving and borrowing habits, borrower credit quality, technological changes, natural and other disasters, adverse weather and similar contingencies outside the Lloyds TSB Group’s control; inadequate or failed internal or external processes, people and systems; terrorist acts, other acts of war, geopolitical, pandemic or other such events; changes in laws, regulations, taxation, government policies or accounting standards or practices, exposure to regulatory scrutiny, legal proceedings or complaints, changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the ability to achieve value-creating mergers and/or acquisitions at the appropriate time and prices and the success of the Lloyds TSB Group in managing the risks of the foregoing.

Lloyds TSB Group plc may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds TSB Group plc’s annual review, half year announcement, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds TSB Group plc to third parties, including financial analysts. The forward looking statements contained in this annual report are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.

Lloyds TSB Group structure

The following is a list of the principal subsidiaries of Lloyds TSB Group plc at 31 December 2006. The audited consolidated accounts of Lloyds TSB Group plc for the year ended 31 December 2006 include the audited accounts of each of these companies.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office

Lloyds TSB Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN

Cheltenham & Gloucester plc	England	100%*	Mortgage lending and retail investments	Barnett Way Gloucester GL4 3RL

Lloyds TSB Commercial Finance Limited	England	100%*	Credit factoring	Boston House The Little Green, Richmond Surrey TW9 1QE

Lloyds TSB Leasing Limited	England	100%*	Financial leasing	25 Gresham Street London EC2V 7HN

Lloyds TSB Private Banking Limited	England	100%*	Private banking	25 Gresham Street London EC2V 7HN

The Agricultural Mortgage Corporation PLC	England	100%*	Long-term agricultural finance	Charlton Place Charlton Road Andover Hampshire SP10 1RE

Lloyds TSB Offshore Limited	Jersey	100%*	Banking and financial services	PO Box 160 25 New Street St Helier Jersey JE4 8RG

Lloyds TSB Scotland plc	Scotland	100%*	Banking and financial services	Henry Duncan House 120 George Street Edinburgh EH2 4LH

Lloyds TSB General Insurance Limited	England	100%*	General insurance	25 Gresham Street London EC2V 7HN

Scottish Widows Investment Partnership Group Limited	England	100%*	Investment management	10 Fleet Place London EC4M 7RH

Abbey Life Assurance Company Limited	England	100%*	Life assurance	80 Holdenhurst Road Bournemouth Dorset BH8 8ZQ

Lloyds TSB Insurance Services Limited	England	100%*	Insurance broking	25 Gresham Street London EC2V 7HN

Lloyds TSB Asset Finance Division Limited	England	100%*	Consumer credit, leasing and related services	25 Gresham Street London EC2V 7HN

Black Horse Limited	England	100%*	Consumer credit, leasing and related services	25 Gresham Street London EC2V 7HN

Scottish Widows plc	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF

Scottish Widows Annuities Limited	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF

* Indirect interest

Index to the consolidated financial statements

Report of the independent Registered Public Accounting Firm	F-2

Consolidated income statement for the three years ended 31 December 2006, 31 December 2005 and 31 December 2004	F-3

Consolidated balance sheet at 31 December 2006 and 31 December 2005	F-4

Consolidated statement of changes in equity for the three years ended 31 December 2006, 31 December 2005 and 31 December 2004	F-6

Consolidated cash flow statement for the three years ended 31 December 2006, 31 December 2005 and 31 December 2004	F-7

Notes to the accounts	F-8

Report of the Independent Registered Public Accounting Firm

To the Shareholders of Lloyds TSB Group plc

We have completed an integrated audit of Lloyds TSB Group plc (the ‘Company’) and its subsidiaries’ 31 December 2006 consolidated financial statements and of its internal control over financial reporting as of 31 December 2006 and an audit of its 31 December 2005 and 31 December 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated income statement, consolidated balance sheet, consolidated statement of changes in equity and consolidated statement of cash flows present fairly, in all material respects, the financial position of Lloyds TSB Group plc and its subsidiaries at 31 December 2006 and 2005 and the results of their operations and cash flows for each of the three years in the period ended 31 December 2006, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 50 to the consolidated financial statements, the Group adopted International Accounting Standard (IAS) 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’ in accordance with IFRS as adopted by the European Union. This change was accounted for with effect from 1 January 2005.

IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 52 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the Management Report on Internal Control over Financial Reporting as set out on page 89, that the Company maintained effective internal control over financial reporting as of 31 December 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Southampton, United Kingdom

8 June 2007

Consolidated income statement

for the year ended 31 December 2006

	Note	2006 £ million	2005 £ million	2004 £ million

Interest and similar income		14,316	12,589	10,707
Interest and similar expense		(8,779)	(6,918)	(5,597)

Net interest income	4	5,537	5,671	5,110
Fee and commission income		3,116	2,990	3,054
Fee and commission expense		(846)	(842)	(844)

Net fee and commission income	5	2,270	2,148	2,210
Net trading income	6	6,341	9,298	5,036
Insurance premium income	7	4,719	4,469	6,070
Other operating income	8	806	1,140	857
Other income		14,136	17,055	14,173

Total income		19,673	22,726	19,283
Insurance claims	9	(8,569)	(12,186)	(9,622)

Total income, net of insurance claims		11,104	10,540	9,661
Operating expenses	10	(5,301)	(5,471)	(5,297)

Trading surplus		5,803	5,069	4,364
Impairment losses on loans and advances	11	(1,555)	(1,299)	(866)
Profit (loss) on sale and closure of businesses	12	—	50	(21)

Profit before tax		4,248	3,820	3,477
Taxation	13	(1,341)	(1,265)	(1,018)

Profit for the year		2,907	2,555	2,459

Profit attributable to minority interests		104	62	67
Profit attributable to equity shareholders		2,803	2,493	2,392

Profit for the year		2,907	2,555	2,459

Basic earnings per share	14	49.9p	44.6p	42.8p

Diluted earnings per share	14	49.5p	44.2p	42.5p

Dividends per share	43	34.2p	34.2p	34.2p

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet

at 31 December 2006

	Note	2006 £ million	2005 £ million

Assets
Cash and balances at central banks		1,898	1,156
Items in the course of collection from banks		1,431	1,310
Trading and other financial assets at fair value through profit or loss	15	67,695	60,374
Derivative financial instruments	16	5,565	5,878
Loans and advances to banks	17	40,638	31,655
Loans and advances to customers	18	188,285	174,944
Available-for-sale financial assets	20	19,178	14,940
Investment property	21	4,739	4,260
Goodwill	22	2,377	2,373
Value of in-force business	23	2,723	2,922
Other intangible assets	24	138	50
Tangible fixed assets	25	4,252	4,291
Other assets	26	4,679	5,601

Total assets		343,598	309,754

The accompanying notes are an integral part of the consolidated financial statements.

The directors approved the consolidated financial statements on 22 February 2007.

Sir Victor Blank	J Eric Daniels	Helen A Weir
Chairman	Group Chief Executive	Group Finance Director

Consolidated balance sheet

at 31 December 2006

Equity and liabilities	Note	2006 £ million	2005 £ million

Liabilities
Deposits from banks	27	36,394	31,527
Customer accounts	28	139,342	131,070
Items in course of transmission to banks		781	658
Trading and other liabilities at fair value through profit or loss	29	1,184	—
Derivative financial instruments	16	5,763	6,396
Debt securities in issue	30	54,118	39,346
Liabilities arising from insurance contracts and participating investment contracts	31	41,445	40,550
Liabilities arising from non-participating investment contracts	32	24,370	21,839
Unallocated surplus within insurance businesses	33	683	518
Other liabilities	34	10,985	9,843
Retirement benefit obligations	35	2,462	2,910
Current tax liabilities		817	552
Deferred tax liabilities	36	1,416	1,145
Other provisions	37	259	368
Subordinated liabilities	38	12,072	12,402

Total liabilities		332,091	299,124

Equity
Share capital	39	1,429	1,420
Share premium account	40	1,266	1,170
Other reserves	41	355	383
Retained profits	42	8,105	7,222
Shareholders’ equity		11,155	10,195
Minority interests		352	435

Total equity		11,507	10,630

Total equity and liabilities		343,598	309,754

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity shareholders

	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Minority interests £ million	Total £ million

Balance at 1 January 2004	2,554	343	7,646	10,543	782	11,325
Currency translation differences	—	—	(12)	(12)	1	(11)
Profit for the year	—	—	2,392	2,392	67	2,459
Total recognised income for 2004	—	—	2,380	2,380	68	2,448
Dividends	—	—	(1,913)	(1,913)	(68)	(1,981)
Purchase/sale of treasury shares	—	—	8	8	—	8
Employee share option schemes:
– value of employee services	—	—	19	19	—	19
– proceeds from shares issued	10	—	—	10	—	10
Repayment of capital to minority shareholders	—	—	—	—	(151)	(151)

Balance at 31 December 2004	2,564	343	8,140	11,047	631	11,678
Adjustments on transition to IAS 32, IAS 39 and IFRS 4 (note 50)	—	28	(1,586)	(1,558)	(550)	(2,108)

Balance at 1 January 2005	2,564	371	6,554	9,489	81	9,570
Movement in available-for-sale financial assets, net of tax	—	8	—	8	—	8
Movement in cash flow hedges, net of tax	—	11	—	11	—	11
Currency translation differences	—	(7)	24	17	—	17
Net income recognised directly in equity	—	12	24	36	—	36
Profit for the year	—	—	2,493	2,493	62	2,555

Total recognised income for 2005	—	12	2,517	2,529	62	2,591
Dividends	—	—	(1,914)	(1,914)	(37)	(1,951)
Purchase/sale of treasury shares	—	—	18	18	—	18
Employee share option schemes:
– value of employee services	—	—	47	47	—	47
– proceeds from shares issued	26	—	—	26	—	26
Capital invested by minority shareholders	—	—	—	—	329	329

Balance at 31 December 2005	2,590	383	7,222	10,195	435	10,630
Movement in available-for-sale
financial assets, net of tax	—	(31)	—	(31)	—	(31)
Movement in cash flow hedges, net of tax	—	1	—	1	—	1
Currency translation differences	—	2	(31)	(29)	(4)	(33)
Net income recognised directly in equity	—	(28)	(31)	(59)	(4)	(63)
Profit for the year	—	—	2,803	2,803	104	2,907

Total recognised income for 2006	—	(28)	2,772	2,744	100	2,844
Dividends	—	—	(1,919)	(1,919)	(32)	(1,951)
Purchase/sale of treasury shares	—	—	(35)	(35)	—	(35)
Employee share option schemes:
– value of employee services	—	—	65	65	—	65
– proceeds from shares issued	105	—	—	105	—	105
Repayment of capital to minority shareholders	—	—	—	—	(151)	(151)

Balance at 31 December 2006	2,695	355	8,105	11,155	352	11,507

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flow statement

for the year ended 31 December 2006

	Note		2006 £ million	2005 £ million	2004 £ million

Profit before tax			4,248	3,820	3,477
Adjustments for:
Change in operating assets	49	(a)	(31,995)	(17,158)	(21,335)
Change in operating liabilities	49	(b)	33,069	10,039	26,433
Non-cash and other items	49	(c)	1,555	4,364	5,022
Tax paid			(798)	(708)	(763)

Net cash provided by operating activities			6,079	357	12,834

Cash flows from investing activities:
Purchase of fixed asset investments					(10,088)
Proceeds from sale and maturity of fixed asset investments					9,732
Purchase of available-for-sale financial assets			(23,448)	(10,108)
Proceeds from sale and maturity of available-for-sale financial assets			18,106	10,266
Purchase of fixed assets			(1,724)	(1,843)	(1,565)
Proceeds from sale of fixed assets			1,257	1,073	698
Acquisition of businesses, net of cash acquired	49	(f)	(20)	(27)	(16)
Disposal of businesses, net of cash disposed	49	(g)	936	(4)	(25)

Net cash used in investing activities			(4,893)	(643)	(1,264)

Cash flows from financing activities:
Dividends paid to equity shareholders			(1,919)	(1,914)	(1,913)
Dividends paid to minority interests	49	(e)	(32)	(37)	(68)
Interest paid on subordinated liabilities			(713)	(668)	(606)
Proceeds from issue of subordinated liabilities	49	(e)	1,116	1,361	699
Proceeds from issue of ordinary shares and transactions in own shares held in respect of employee share schemes	49	(e)	105	26	11
Repayment of subordinated liabilities	49	(e)	(759)	(232)	(764)
Capital element of finance lease rental payments	49	(e)	—	(2)	(1)
Capital invested by minority shareholders	49	(e)	—	329	—
Repayment of capital to minority shareholders	49	(e)	(151)	—	(151)

Net cash used in financing activities			(2,353)	(1,137)	(2,793)

Effects of exchange rate changes on cash and cash equivalents			(148)	(20)	(14)

Change in cash and cash equivalents			(1,315)	(1,443)	8,763
Cash and cash equivalents at beginning of year			26,753	28,196	19,433

Cash and cash equivalents at end of year	49	(d)	25,438	26,753	28,196

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the group accounts

1 Accounting policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’). IFRS comprises accounting standards prefixed IFRS issued by the International Accounting Standards Board (‘IASB’) and those prefixed IAS issued by the IASB’s predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee and its predecessor body. The EU endorsed version of IAS 39 ‘Financial Instruments: Recognition and Measurement’ relaxes some of the hedge accounting requirements; the Group has not taken advantage of this relaxation.

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts.

The following IFRS pronouncements relevant to the Group have been adopted in these consolidated financial statements:

(i)

Amendment to IAS 19 ‘Actuarial Gains and Losses, Group Plans and Disclosures’. The Group has not changed its accounting policy for the recognition of actuarial gains and losses as a result of this amendment; the additional disclosures required have been provided in note 35.

(ii)

Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement – The Fair Value Option’. This amendment, which was effective from 1 January 2006, changed the criteria for financial assets to be designated at fair value through profit or loss and permitted financial liabilities meeting certain criteria to be designated at fair value for the first time. The adoption of these requirements had no effect upon the classification or valuation of those financial assets that were designated at fair value through profit or loss prior to 1 January 2006; at 31 December 2006, £1.2 billion of financial liabilities had been designated at inception into this category during the year. This change has had no material effect upon the Group’s income statement.

(iii)

Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts – Financial Guarantee Contracts’. Since 1 January 2006, all of the Group’s financial guarantee contracts have been accounted for as financial instruments. This change has had no material effect upon the Group’s financial statements.

(iv)

IFRIC Interpretation 4 ‘Determining Whether an Arrangement Contains a Lease’. The Group has reviewed the terms of all contracts potentially affected by this interpretation; its adoption has had no material effect upon the Group’s financial statements.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2006 and which have not been applied in preparing these financial statements are given in note 50.

The Group’s accounting policies are set out below.

(a) Consolidation

The assets, liabilities and results of Group undertakings (including special purpose entities) are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include all entities over which the Group has the power to govern the financial and operating policies which generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Group undertakings are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases. Open Ended Investment Companies (‘OEICs’) and unit trusts where the Group, through the Group’s life funds, has a controlling interest are consolidated; the unit holders’ interest is reported in other liabilities. Intra-Group transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated.

(b) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets of the acquired entity at the date of acquisition. Goodwill is recognised as an asset at cost and is tested at least annually for impairment. If an impairment is identified the carrying value of the goodwill is written down immediately through the income statement and is not subsequently reversed. At the date of disposal of a Group undertaking, the carrying value of attributable goodwill is included in the calculation of the profit or loss on disposal except where it has been written off directly to reserves in the past.

(c) Other intangible assets

Other intangible assets comprise capitalised software enhancements and customer lists. Capitalised software enhancements are amortised over periods not exceeding five years, being their estimated useful lives, using the straight-line method. Customer lists are amortised over periods not exceeding 15 years, being their estimated useful lives, in line with the income expected to arise from those customers and are subject to annual reassessment. All other intangible assets are reviewed for impairment whenever events or any changes in circumstances indicate that the carrying amount may not be recoverable. In the event that an asset’s carrying amount is determined to be greater than its recoverable amount, it is written down immediately.

(d) Revenue recognition

Interest income and expense are recognised in the income statement for all interest-bearing financial instruments, except for those classified at fair value through profit or loss, using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. The effective interest rate is calculated on initial recognition of the financial asset or liability, estimating the future cash flows after considering all the contractual terms of the instrument but not future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument and all other premiums or discounts. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss (see j).

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

Revenue recognition policies specific to life assurance and general insurance business are detailed below (see r).

Notes to the group accounts

1 Accounting policies (continued)

(e) Trading securities, other financial assets and liabilities at fair value through profit or loss, and available-for-sale financial assets

Debt securities and equity shares acquired principally for the purpose of selling in the short term or which are part of a portfolio which is managed for short-term gains are classified as trading securities and recognised in the balance sheet at their fair value. Gains and losses arising from changes in their fair value are recognised in the income statement within net trading income in the period in which they occur.

Other financial assets and liabilities at fair value through profit or loss are designated as such by management upon initial recognition. Such assets and liabilities are carried in the balance sheet at their fair value and gains and losses arising from changes in fair value together with interest coupons and dividend income are recognised in the income statement within net trading income in the period in which they occur.

Financial assets and liabilities are designated as at fair value through profit or loss:

•	When doing so results in more relevant information because either:

	–	it eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets and liabilities or recognising gains or losses on them on a different basis; or

–

the assets and liabilities are part of a group which is managed, and its performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy with management information also prepared on this basis, or

•	Where the assets and liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for.

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. These include the use of recent arm’s-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

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

Purchases and sales of securities and other financial assets and liabilities are recognised on trade date, being the date that the Group is committed to purchase or sell an asset. Trading securities and other financial assets and liabilities at fair value through profit or loss are initially recognised at fair value. Available-for-sale financial assets are initially recognised at fair value inclusive of transaction costs. These financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

(f) Loans and advances to banks and customers

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

The Group has entered into securitisation and similar transactions to finance certain loans and advances to customers. Such financial assets continue to be recognised by the Group, together with a corresponding liability for the funding except in those cases where substantially all of the risks and rewards associated with the assets have been transferred or a significant proportion but not all of the risks and rewards have been transferred and the transferee has the ability to sell the assets when the assets are derecognised in full. If a fully proportional share of all, or of specifically identified, cash flows have been transferred, then that proportion of the assets is derecognised.

(g) Sale and repurchase agreements

Securities sold subject to repurchase agreements (‘repos’) are recognised on the balance sheet where all of the risks and rewards are retained; the counterparty liability is included in deposits from banks or customer accounts, as appropriate. Securities purchased under agreements to resell (‘reverse repos’) are recorded as loans and advances to banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.

(h) Derivative financial instruments and hedge accounting

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

The method of recognising the movements in the fair value of the derivatives depends on whether they are designated as hedging instruments and, if so, the nature of the item being hedged. Derivatives may only be designated as hedges provided certain strict criteria are met. At the inception of a hedge its terms must be clearly documented and there must be an expectation that the derivative will be highly effective in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship must be tested throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its objective the hedge relationship is terminated.

The Group designates certain derivatives as either: (1) hedges of the fair value of the interest rate risk inherent in recognised assets or liabilities (fair value hedges); (2) hedges of highly probable future cash flows attributable to recognised assets or liabilities (cash flow hedges); or (3) hedges of net investments in foreign operations (net investment hedges). These are accounted for as follows:

Notes to the group accounts

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

(3) Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

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

(i) Offset

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of set-off and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(j) Impairment of financial assets

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

(2) Available-for-sale financial assets

The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale financial asset is impaired. In addition to the factors set out above, a significant or prolonged decline in the fair value of the asset below its cost is considered in determining whether an impairment loss has been incurred. If an impairment loss has been incurred, the cumulative loss measured as the difference between the original cost and the current fair value, less any impairment loss on that asset previously recognised, is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

Notes to the group accounts

1 Accounting policies (continued)

(k) Investment property

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

(l) Tangible fixed assets

Tangible fixed assets are included at cost less accumulated depreciation. The value of land (included in premises) is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between the cost and the residual value over their estimated useful lives, as follows:

Premises (excluding land):

•	Freehold/long and short leasehold premises: shorter of 50 years or the remaining period of the lease

•	Leasehold improvements: shorter of 10 years or the remaining period of the lease

Equipment:

•	Fixtures and furnishings: 10-20 years

•	Other equipment and motor vehicles: 2-8 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the event that an asset’s carrying amount is determined to be greater than its recoverable amount it is written down immediately.

(m) Leases

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

The Group evaluates non-lease arrangements such as outsourcing and similar contracts to determine if they contain a lease which is then separately accounted for.

(n) Borrowings

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

(o) Pensions and other post-retirement benefits

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

The Group’s income statement includes the current service cost of providing pension benefits, the expected return on the schemes’ assets, net of expected administration costs, and the interest cost on the schemes’ liabilities. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are not recognised unless the cumulative unrecognised gain or loss at the end of the previous reporting period exceeds the greater of 10 per cent of the scheme assets or liabilities (‘the corridor approach’). In these circumstances the excess is charged or credited to the income statement over the employees’ expected average remaining working lives. Past service costs are charged immediately to the income statement, unless the charges are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

The Group recognises the effect of material changes to the terms of its defined benefit pension plans which reduce future benefits as curtailments; gains and losses are recognised in the income statement when the curtailments occur.

The costs of the Group’s defined contribution plans are charged to the income statement in the period in which they fall due.

Notes to the group accounts

1 Accounting policies (continued)

(p) Share-based compensation

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

(q) Taxation

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

(r) Insurance

The Group undertakes both life assurance and general insurance business.

For accounting purposes the life assurance business issues three types of contract:

Insurance contracts – these contracts contain significant insurance risk, which the group defines as the possibility of having to pay benefits on the occurrence of an insured event which are significantly more than the benefits payable if the insured event were not to occur.

Investment contracts containing a discretionary participation feature – these contracts do not contain significant insurance risk, but contain features which entitle the holder to receive, in addition to the guaranteed benefits, further amounts that are likely to be a significant proportion of the total benefits and the amount and timing of which is at the discretion of the group and based upon the performance of specified assets. Contracts with a discretionary participation feature are referred to as participating investment contracts.

Non-participating investment contracts – these contracts do not contain significant insurance risk or a discretionary participation feature.

For accounting purposes the general insurance business only issues insurance contracts.

(1) Life assurance business

(i) Accounting for insurance and participating investment contracts

•	Premiums and claims

Premiums received in respect of insurance and participating investment contracts are recognised as revenue when due, except as detailed below in respect of unit-linked contracts.

Claims are recorded as an expense when they are incurred.

•	Liabilities

	–	insurance or participating investment contracts in the Group’s With Profit Fund

Liabilities of the Group’s With Profit Fund, including guarantees and options embedded within products written by that fund, are stated at their realistic values in accordance with the Financial Services Authority’s realistic capital regime.

	–	insurance or participating investment contracts which are not unit-linked or in the Group’s With Profit Fund

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

Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs.

Notes to the group accounts

1 Accounting policies (continued)

	–	insurance or participating investment contracts which are unit-linked

Allocated premiums in respect of unit-linked contracts that are either insurance or participating investment contracts are recognised as liabilities. These liabilities are increased or reduced by the change in the unit prices and are reduced by policy administration fees, mortality and surrender charges and any withdrawals. The mortality charges deducted in each period from the policyholders as a group are considered adequate to cover the expected total death benefit claims in excess of the contract account balances in each period and hence no additional liability is established for these claims. Revenue consists of fees deducted for mortality, policy administration and surrender charges. Interest or changes in the unit prices credited to the account balances and excess benefit claims in excess of the account balances incurred in the period are charged as expenses in the income statement.

•	Unallocated surplus

Any amounts in the With Profit Fund not yet determined as being due to policyholders are recognised as an unallocated surplus which is shown separately from other liabilities.

•	Value of in-force business

The Group recognises as an asset the value of in-force business in respect of life insurance and participating investment contracts. The asset represents the present value of the shareholders’ interest in the profits expected to emerge from those contracts written at the balance sheet date determined using appropriate economic and actuarial assumptions, after making allowance for the realistic value of financial options and guarantees. The asset in the consolidated balance sheet is presented gross of attributable tax and movements in the asset are reflected within other operating income in the income statement.

During 2006 the Group has changed the way in which it calculates the value of in-force business. Under the new method each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. The new market consistent discount rates replace the single discount rate previously used. The new method also includes an explicit allowance made for non-market risk. The effect of this change in methodology has been to reduce profit before tax in 2006 by £18 million.

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

Deposits and withdrawals are accounted for directly in the balance sheet as adjustments to the liability.

The Group receives investment management fees in respect of services rendered in conjunction with the issue and management of investment contracts where the Group actively manages the consideration received from its customers to fund a return that is based on the investment profile that the customer selected on origination of the instrument. These services comprise an indeterminate number of acts over the lives of the individual contracts and, therefore, the Group defers these fees and recognises them on a straight-line basis over the estimated lives of the contracts.

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

(3) Liability adequacy test

At each balance sheet date liability adequacy tests are performed to ensure the adequacy of insurance and participating investment contract liabilities. In performing these tests current best estimates of discounted future contractual cash flows and claims handling and administration expenses, as well as investment income from the assets backing such liabilities, are used. Any deficiency is immediately charged to profit or loss by establishing a provision for losses arising from liability adequacy tests.

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

Notes to the group accounts

1 Accounting policies (continued)

(s) Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in sterling, which is the Company’s functional and presentation currency.

(2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow or net investment hedges. Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Translation differences on equities and similar non-monetary items measured at fair value are recognised in profit or loss, except for differences on available-for-sale non-monetary financial assets such as equity shares, which are included in the fair value reserve in equity unless the asset is a hedged item in a fair value hedge.

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

(t) Provisions

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

(u) Dividends

Dividends on ordinary shares are recognised in equity in the period in which they are paid.

(v) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months.

Notes to the group accounts

2 Critical accounting estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, are discussed below.

Loan impairment provisions

The Group regularly reviews its loan portfolios to assess for impairment. Impairment provisions are established to recognise incurred impairment losses in its loan portfolios carried at amortised cost. In determining whether an impairment has occurred at the balance sheet date the Group considers whether there is any observable data indicating that there has been a measurable decrease in the estimated future cash flows or their timings; such observable data includes whether there has been an adverse change in the payment status of borrowers or changes in economic conditions that correlate with defaults on loan repayment obligations. Where this is the case, the impairment loss is the difference between the carrying value of the loan and the present value of the estimated future cash flows discounted at the loan’s original effective interest rate.

At 31 December 2006 gross loans and advances to customers and banks totalled £231,117 million (2005: £208,672 million) against which impairment provisions of £2,194 million (2005: £2,073 million) had been made.

There are two components of the Group’s loan impairment provisions: individual and collective. All impaired loans which exceed a certain threshold, principally within the Group’s corporate banking business, are individually assessed for impairment having regard to expected future cash flows including those that could arise from the realisation of security. The determination of these provisions often requires the exercise of considerable judgement by management involving matters such as local economic conditions and the resulting trading performance of the customer and the value of the security held, for which there may not be a readily accessible market. The actual amount of the future cash flows and their timing may differ significantly from the assumptions made for the purposes of determining the impairment provision and consequently these provisions can be subject to variation as time progresses and the circumstances of the customer become clearer.

Impairment provisions for portfolios of smaller balance homogenous loans, such as residential mortgages, personal loans and credit card balances that are below the individual assessment thresholds, and for loan losses that have been incurred but not separately identified at the balance sheet date, are determined on a collective basis. Collective impairment provisions are calculated on a portfolio basis using formulae which take into account factors such as the length of time that the customer’s account has been out of order, historical loss rates, the credit quality of the portfolios and the value of any security held. The variables used in the formulae are kept under regular review to ensure that as far as possible they reflect current economic circumstances; however changes in interest rates, unemployment levels, particularly in the UK, and bankruptcy trends could result in actual losses differing from reported impairment provisions.

Pensions

The net liability recognised in the balance sheet at 31 December 2006 in respect of the Group’s retirement benefit obligations was £2,462 million (2005: £2,910 million) of which £2,362 million (2005: £2,809 million) related to defined benefit pension schemes. This liability excludes actuarial gains of £263 million (2005: losses of £485 million) which the Group is permitted to leave unrecognised. The defined benefit pension schemes’ gross deficit totalled £2,099 million (2005: £3,294 million) representing the difference between the schemes’ liabilities and the fair value of the related assets at the balance sheet date.

The schemes’ liabilities are calculated using the projected unit credit method, which takes into account projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. The resulting estimated cash flows are discounted at a rate equivalent to the market yield at the balance sheet date on high quality bonds with a similar duration and currency to the schemes’ liabilities. In order to estimate the future cash flows, a number of financial and non-financial assumptions are made by management, changes to which could have a material impact upon the overall deficit or the net cost recognised in the income statement.

Two important assumptions are the rate of inflation and the expected lifetime of the schemes’ members. The assumed rate of inflation affects the rate at which salaries are projected to grow and therefore the size of the pension that employees receive upon retirement and also the rate at which pensions in payment increase. Over the longer term rates of inflation can vary significantly; at 31 December 2006 it was assumed that the rate of inflation would be 2.9 per cent per annum (2005: 2.7 per cent), although if this was increased by 0.2 per cent the overall deficit would increase by approximately £559 million and the annual cost by approximately £20 million. A reduction of 0.2 per cent would reduce the overall deficit by approximately £539 million and the annual cost by approximately £15 million.

The cost of the benefits payable by the schemes will also depend upon the longevity of the members. Assumptions are made regarding the expected lifetime of scheme members based upon recent experience, however given the rates of advance in medical science and increasing levels of obesity, it is uncertain whether they will ultimately reflect actual experience. An increase of one year in the expected lifetime of scheme members would increase the overall deficit by approximately £459 million and the annual cost by approximately £30 million; a reduction of one year would reduce the overall deficit by approximately £460 million and the annual cost by approximately £30 million.

The size of the overall deficit is also sensitive to changes in the discount rate, which is affected by market conditions and therefore potentially subject to significant variations. At 31 December 2006 the discount rate used was 5.1 per cent (2005: 4.8 per cent); a reduction of 0.2 per cent would increase the overall deficit by approximately £592 million and the annual cost by approximately £14 million, while an increase of 0.2 per cent would reduce the net deficit by approximately £570 million and the annual cost by approximately £13 million.

Goodwill

At 31 December 2006 the Group carried goodwill on its balance sheet totalling £2,377 million (2005: £2,373 million), substantially all of which relates to acquisitions made a number of years ago.

The Group reviews the goodwill for impairment at least annually or when events or changes in economic circumstances indicate that impairment may have taken place. The impairment review is performed by projecting future cash flows, excluding finance and tax, based upon budgets and plans and making appropriate assumptions about rates of growth and discounting these using a rate that takes into account prevailing market interest rates and the risks inherent in the business. If the present value of the projected cash flows is less than the carrying value of the underlying net assets and related goodwill an impairment charge is required in the income statement. This calculation requires the exercise of significant judgement by management; if the estimates made prove to be incorrect or changes in the performance of the subsidiaries affect the amount and timing of future cash flows, goodwill may become impaired in future periods.

Notes to the group accounts

2 Critical accounting estimates and judgements (continued)

Insurance

Life assurance business

The Group carries in its balance sheet an asset representing the value of in-force business in respect of life insurance and participating investment contracts of £2,723 million at 31 December 2006 (2005: £2,922 million). This asset, which is presented gross of attributable tax, represents the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. To arrive at this value it is necessary for management to make assumptions about the future experience of the insurance portfolios which will be affected by factors such as stock market levels, rates of interest and price inflation, future mortality rates and future persistency rates. These factors are inherently uncertain. If actual experience differs from that assumed this could significantly affect the value attributed. The process for determining the key assumptions that have been made at 31 December 2006 is detailed in note 23.

At 31 December 2006 the Group also carried substantial liabilities to holders of life insurance policies in its balance sheet. The methodology used to value the liabilities is described in note 1 (r) (1). Liabilities arising from insurance contracts and participating investment contracts were £25,763 million and £15,095 million respectively (2005: £25,888 million and £14,068 million) and those arising from non-participating investment contracts totalled £24,370 million (2005: £21,839 million). Elements of the liabilities require assumptions about future investment returns, future mortality rates and future policyholder behaviour. The process for determining the key assumptions that have been made at 31 December 2006 and the impact on profit before tax of changes in key assumptions is detailed in note 31.

General insurance business

At 31 December 2006 the Group held a provision of £149 million (2005: £147 million) in respect of the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims notified but not settled is based upon a best estimate of the cost of settling the outstanding claims after taking into account all known facts. In those cases where there is insufficient information to determine the required provision, statistical techniques are used which take into account the cost of claims that have recently been settled and make assumptions about the future development of the outstanding cases. Similar statistical techniques are used to determine the provision for claims incurred but not reported at the balance sheet date.

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

Taxation

Significant judgement is required in determining the Group’s income tax liabilities. In arriving at the current tax liability of £817 million and deferred tax liability of £1,416 million at 31 December 2006 (2005: current tax liability of £552 million and deferred tax liability of £1,145 million), the Group has taken account of tax issues that are subject to ongoing discussions with HM Revenue & Customs and other tax authorities. Calculations of these liabilities have been based on management’s assessment of legal and professional advice, case law and other relevant guidance. In these situations, the various risks are categorised and approximate weightings applied in arriving at the assessment of the expected liability. Where the expected tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax amounts in the period in which such determination is made.

Notes to the group accounts

3 Segmental analysis

Lloyds TSB Group is a leading financial services group, whose businesses provide a wide range of banking and financial services predominantly in the UK.

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

Under the Group’s transfer pricing arrangements, inter-segment services are generally recharged at cost, with the exception of the internal commission arrangements between the UK branch and other distribution networks and the insurance product manufacturing businesses within the Group, where a profit margin is also charged. Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds. In addition, for those derivative contracts entered into by business units for risk management purposes, the difference between the result that would have been recognised on an accruals accounting basis and the actual result calculated using fair values is charged or credited to the central segment where the resulting volatility is managed.

	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items £m	Inter-segment eliminations £m	Total £m

Year ended 31 December 2006
Interest and similar income	6,913	24	820	844	8,806	994	(3,241)	14,316
Interest and similar expense	(3,271)	—	(741)	(741)	(6,421)	(1,587)	3,241	(8,779)

Net interest income	3,642	24	79	103	2,385	(593)	—	5,537
Other income (net of fee and commission expense)	1,621	594	9,893	10,487	1,827	201	—	14,136

Total income	5,263	618	9,972	10,590	4,212	(392)	—	19,673
Insurance claims	—	(200)	(8,369)	(8,569)	—	—	—	(8,569)

Total income, net of insurance claims	5,263	418	1,603	2,021	4,212	(392)	—	11,104
Operating expenses	(2,476)	(157)	(481)	(638)	(2,264)	77	—	(5,301)

Trading surplus (deficit)	2,787	261	1,122	1,383	1,948	(315)	—	5,803
Impairment losses on loans and advances	(1,238)	—	—	—	(308)	(9)	—	(1,555)

Profit (loss) before tax	1,549	261	1,122	1,383	1,640	(324)	—	4,248

External revenue	8,136	1,249	10,888	12,137	8,867	158	—	29,298
Inter-segment revenue	698	19	199	218	2,276	910	(4,102)	—

Segment revenue	8,834	1,268	11,087	12,355	11,143	1,068	(4,102)	29,298

External assets	108,381	1,115	84,959	86,074	147,836	1,307	—	343,598
Inter-segment assets	3,331	502	4,050	4,552	80,995	53,588	(142,466)	—

Total assets	111,712	1,617	89,009	90,626	228,831	54,895	(142,466)	343,598

External liabilities	87,327	875	77,633	78,508	150,779	15,477	—	332,091
Inter-segment liabilities	20,980	54	5,595	5,649	72,793	43,044	(142,466)	—

Total liabilities	108,307	929	83,228	84,157	223,572	58,521	(142,466)	332,091

Other segment items:
Capital expenditure	82	7	845	852	647	143	—	1,724
Depreciation and amortisation	202	9	29	38	379	—	—	619
Defined benefit scheme charges	121	4	24	28	100	(140)	—	109

Notes to the group accounts

3 Segmental analysis (continued)

	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items £m	Inter-segment eliminations £m	Total £m

Year ended 31 December 2005
Interest and similar income	6,652	27	850	877	6,944	1,091	(2,975)	12,589
Interest and similar expense	(3,131)	(4)	(478)	(482)	(4,679)	(1,601)	2,975	(6,918)

Net interest income	3,521	23	372	395	2,265	(510)	—	5,671
Other income (net of fee and commission expense)	1,605	571	13,288	13,859	1,628	(37)	—	17,055

Total income	5,126	594	13,660	14,254	3,893	(547)	—	22,726
Insurance claims	—	(197)	(11,989)	(12,186)	—	—	—	(12,186)

Total income, net of insurance claims	5,126	397	1,671	2,068	3,893	(547)	—	10,540
Operating expenses	(2,697)	(160)	(434)	(594)	(2,181)	1	—	(5,471)

Trading surplus (deficit)	2,429	237	1,237	1,474	1,712	(546)	—	5,069
Impairment losses on loans and advances	(1,111)	—	—	—	(188)	—	—	(1,299)
Profit (loss) on sale and closure of businesses	76	—	—	—	(6)	(20)	—	50

Profit (loss) before tax	1,394	237	1,237	1,474	1,518	(566)	—	3,820

External revenue	7,833	1,272	14,127	15,399	7,283	(29)	—	30,486
Inter-segment revenue	744	16	330	346	1,686	1,175	(3,951)	—

Segment revenue	8,577	1,288	14,457	15,745	8,969	1,146	(3,951)	30,486

External assets	103,930	968	79,180	80,148	124,044	1,632	—	309,754
Inter-segment assets	2,146	593	3,893	4,486	81,728	50,855	(139,215)	—

Total assets	106,076	1,561	83,073	84,634	205,772	52,487	(139,215)	309,754

External liabilities	72,335	829	71,894	72,723	141,878	12,188	—	299,124
Inter-segment liabilities	30,492	280	5,133	5,413	59,224	44,086	(139,215)	—

Total liabilities	102,827	1,109	77,027	78,136	201,102	56,274	(139,215)	299,124

Other segment items:
Capital expenditure	77	13	844	857	702	207	—	1,843
Depreciation and amortisation	219	11	26	37	383	—	—	639
Customer remediation provision	150	—	—	—	—	—	—	150
Defined benefit scheme charges	134	4	22	26	84	15	—	259

Notes to the group accounts

3 Segmental analysis (continued)

	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items £m	Inter-segment eliminations £m	Total £m

Year ended 31 December 2004
Interest and similar income	5,825	56	537	593	5,954	883	(2,548)	10,707
Interest and similar expense	(2,597)	(12)	(298)	(310)	(3,948)	(1,290)	2,548	(5,597)

Net interest income	3,228	44	239	283	2,006	(407)	—	5,110
Other income (net of fee and commission expense)	1,696	504	10,370	10,874	1,558	45	—	14,173

Total income	4,924	548	10,609	11,157	3,564	(362)	—	19,283
Insurance claims	—	(214)	(9,408)	(9,622)	—	—	—	(9,622)

Total income, net of insurance claims	4,924	334	1,201	1,535	3,564	(362)	—	9,661
Operating expenses	(2,609)	(154)	(468)	(622)	(2,078)	12	—	(5,297)

Trading surplus (deficit)	2,315	180	733	913	1,486	(350)	—	4,364
Impairment losses on loans and advances	(676)	—	3	3	(193)	—	—	(866)
Loss on sale of businesses	—	—	—	—	(21)	—	—	(21)

Profit (loss) before tax	1,639	180	736	916	1,272	(350)	—	3,477

External revenue	7,089	1,288	11,121	12,409	6,135	91	—	25,724
Inter-segment revenue	791	48	19	67	1,716	851	(3,425)	—

Segment revenue	7,880	1,336	11,140	12,476	7,851	942	(3,425)	25,724

External assets	96,763	1,058	70,874	71,932	114,086	1,641	—	284,422
Inter-segment assets	1,340	526	2,644	3,170	70,947	39,503	(114,960)	—

Total assets	98,103	1,584	73,518	75,102	185,033	41,144	(114,960)	284,422

External liabilities	68,149	931	62,305	63,236	130,171	11,188	—	272,744
Inter-segment liabilities	27,035	75	4,105	4,180	50,643	33,102	(114,960)	—

Total liabilities	95,184	1,006	66,410	67,416	180,814	44,290	(114,960)	272,744

Other segment items:
Capital expenditure	103	—	386	386	907	169	—	1,565
Depreciation and amortisation	217	11	25	36	385	—	—	638
Customer remediation provision	100	—	12	12	—	—	—	112
Defined benefit scheme charges	142	3	24	27	90	16	—	275

As the activities of the Group are predominantly carried out in the UK, no geographical analysis is presented.

Notes to the group accounts

4 Net interest income

	Weighted average effective interest rate

	2006%	2005%	2006 £m	2005 £m	2004 £m

Interest receivable:
Treasury bills and other eligible bills					6

Investment securities					418
Available-for-sale financial assets	4.39	3.58	807	508
Loans and advances to customers	6.24	6.41	10,909	10,095	8,440
Loans and advances to banks	4.72	3.59	1,826	1,199	979
Lease and hire purchase receivables	7.42	7.07	774	787	864

	5.91	5.82	14,316	12,589	10,707

Interest payable:
Deposits from banks	4.67	3.44	(1,680)	(953)	(558)
Customer accounts	2.91	2.84	(3,738)	(3,401)	(3,003)
Debt securities in issue	4.67	4.23	(1,983)	(1,307)	(972)
Subordinated liabilities	5.72	5.22	(694)	(601)	(601)
Liabilities under sale and repurchase agreements	4.35	4.53	(260)	(394)	(319)
Other	9.68	7.24	(424)	(262)	(144)

	3.82	3.42	(8,779)	(6,918)	(5,597)

Net interest income			5,537	5,671	5,110

Included within interest receivable is £297 million (2005: £209 million) in respect of impaired financial assets.

5 Net fee and commission income

	2006 £m		2005 £m		2004 £m

Fee and commission income:
Current accounts	652		593		637
Insurance broking	629		681		672
Credit and debit card fees	493		545		520
Other	1,342		1,171		1,225

	3,116		2,990		3,054
Fee and commission expense:
Credit and debit card fees	(138)		(182)		(176)
Dealer commissions	(217)		(247)		(272)
Other	(491)		(413)		(396)
	(846)		(842)		(844)

Net fee and commission income	2,270		2,148		2,210

6 Net trading income

	2006 £m		2005 £m		2004 £m

Foreign exchange translation gains	32		13		22
Gains on foreign exchange trading transactions	98		150		152

Total foreign exchange	130		163		174
Investment property gains (note 21)	631		430		329
Securities and other gains	5,580		8,705		4,533

	6,341		9,298		5,036

Included within securities and other gains are net gains of £5,256 million (2005: £8,543 million; 2004: £nil) arising on assets held at fair value through profit or loss and net gains of £21 million (2005: £nil; 2004: £nil) arising on liabilities held at fair value through profit or loss.

Notes to the group accounts

7 Insurance premium income

	2006 £m	2005 £m	2004 £m

Life insurance
Gross premiums	4,308	3,996	5,581
Ceded reinsurance premiums	(189)	(89)	(65)
Net earned premiums	4,119	3,907	5,516

Non-life insurance
Gross premiums written	608	575	635
Ceded reinsurance premiums	(17)	(22)	(29)

Net premiums	591	553	606
Change in provision for unearned premiums	9	9	(52)
Net earned premiums	600	562	554

Total net earned premiums	4,719	4,469	6,070

Life insurance gross written premiums can be further analysed as follows:
	2006 £m	2005 £m	2004 £m

Life	1,831	1,286	2,100
Pensions	1,780	2,136	2,826
Annuities	681	547	626
Other	16	27	29

Gross premiums	4,308	3,996	5,581

Non-life insurance gross written premiums can be further analysed as follows:
	2006 £m	2005 £m	2004 £m

Credit protection	203	173	224
Home	394	390	396
Health	11	12	15

	608	575	635

8 Other operating income
	2006 £m	2005 £m	2004 £m

Operating lease rental income	422	433	422
Rental income from investment property	313	272	158
Other rents receivable	28	30	32
Gains less losses on disposal of available-for-sale financial assets	22	5
Gains less losses on disposal of investment securities, net of amounts written off			74
Movement in value of in-force business (note 23)	(199)	162	16
Other income	220	238	155

	806	1,140	857

Notes to the group accounts

9 Insurance claims

Insurance claims comprise:
	2006 £m	2005 £m	2004 £m

Life insurance and participating investment contracts
Claims and surrenders:
Gross	5,375	4,279	5,242
Reinsurers’ share	(76)	(56)	(62)
	5,299	4,223	5,180
Change in liabilities:
Gross	2,923	7,641	3,206
Reinsurers’ share	(18)	33	(1)
	2,905	7,674	3,205
Change in unallocated surplus (note 33)	165	92	1,023

Total life insurance and investment contracts	8,369	11,989	9,408

Non-life insurance
Claims and claims paid:
Gross	198	195	204
Reinsurers’ share	—	(1)	(1)
	198	194	203
Changes in non-life insurance policyholder liabilities:
Gross	2	3	11
Reinsurers’ share	—	—	—
	2	3	11

Total non-life insurance	200	197	214

Total insurance claims expense	8,569	12,186	9,622

Life insurance gross claims can also be analysed as follows:
Deaths	286	298	354
Maturities	1,385	1,197	1,617
Surrenders	3,081	2,204	2,700
Annuities	558	528	528
Other	65	52	43

	5,375	4,279	5,242

A non-life insurance claims development table is included in note 31.

10 Operating expenses
	2006 £m	2005 £m	2004 £m

Salaries	2,117	2,068	1,970
Social security costs	161	154	144
Pensions and other post-retirement benefit schemes (note 35)	165	308	307
Other staff costs	298	325	283

Staff costs	2,741	2,855	2,704
Other administrative expenses:
Operating lease rentals	254	252	249
Repairs and maintenance	165	136	129
Communications and data processing	499	467	449
Advertising	184	207	205
Professional fees	231	216	222
Provisions for customer remediation (note 37)	—	150	112
Other	608	543	589
	1,941	1,971	1,955
Depreciation of tangible fixed assets (note 25)	602	621	616
Amortisation of other intangible assets (note 24)	17	18	22
Impairment charges:
Goodwill (note 22)	—	6	—

Total operating expenses	5,301	5,471	5,297

Notes to the group accounts

10 Operating expenses (continued)

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2006	2005	2004

UK	74,079	77,620	79,581
Overseas	2,013	1,974	3,372

	76,092	79,594	82,953

During the year the auditors earned the following fees:
	2006 £m	2005 £m	2004 £m

Fees payable for the audit of the Company’s current year annual report	6.0	6.3	4.3
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	2.3	1.7	1.2
Additional fees in respect of the previous year’s audit of subsidiaries	0.6	—	—
Other services supplied pursuant to legislation	4.7	0.8	0.9
Total audit fees	13.6	8.8	6.4

Other services – audit related fees	1.4	1.6	6.4

Total audit and audit related fees	15.0	10.4	12.8
Services relating to taxation	0.6	0.6	0.8
Other non-audit fees:
Services relating to corporate finance transactions	1.0	0.3	0.9
Other services	0.4	0.5	0.3
Total other non-audit fees	1.4	0.8	1.2

Total fees payable to the Company’s auditors by the Group	17.0	11.8	14.8

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds TSB Group in respect of the following:
	2006 £m	2005 £m	2004 £m

Audits of Group pension schemes	0.2	0.1	0.1
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.4	0.2	0.2
Reviews of the financial position of corporate and other borrowers	1.6	1.2	1.4
Acquisition due diligence and other work performed in respect of potential venture capital investments	1.0	0.6	0.5

Other services supplied pursuant to legislation relate primarily to the costs associated with the Sarbanes-Oxley Act audit requirements together with the cost of the audit of the Group’s Form 20-F filing.

The following types of services are included in the categories listed above:

Audit fees: This category includes fees in respect of the audit of the Group’s annual financial statements and other services in connection with regulatory filings.

Audit related fees: This category includes fees in respect of services for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements.

Services relating to taxation: This category includes tax compliance and tax advisory services.

Other non-audit fees: This category includes due diligence relating to corporate finance, including venture capital, transactions and other assurance and advisory services.

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

The Group has procedures that are designed to ensure auditor independence, including that fees for audit and non-audit services are approved in advance. This approval can be obtained either on an individual engagement basis or, for certain types of non-audit services, particularly those of a recurring nature, through the approval of a fee cap covering all engagements of that type provided the fee is below that cap. All statutory audit work as well as non-audit assignments where the fee is expected to exceed the relevant fee cap must be pre-approved by the audit committee on an individual engagement basis. On a quarterly basis, the audit committee receives a report detailing all pre-approved services and amounts paid to the auditors for such pre-approved services.

Notes to the group accounts

11 Impairment losses on loans and advances

	2006 £m	2005 £m	2004 £m

Specific bad debt provisions			953

General bad debt provisions			(87)

Impairment losses on loans and advances (note 19)	1,560	1,302	866
Other credit risk provisions (note 37)	(5)	(3)	—

	1,555	1,299	866

12 Profit on sale and closure of businesses

During 2005, a net profit of £74 million arose on disposal of businesses, principally the Goldfish credit card business. This profit was partly offset by an adjustment to consideration received in respect of an earlier disposal and a provision for costs in respect of the closure of businesses, which together totalled £24 million. During the year ended 31 December 2004 the Group completed the sales of its principal businesses in Colombia and substantially all of the businesses of the branches of Lloyds TSB Bank plc in Argentina, Panama, Guatemala and Honduras, resulting in an overall net loss of £21 million.

The businesses sold in 2004 and 2005 were not material to the Group, and consequently they have not been treated as discontinued operations.

13 Taxation

(a) Analysis of charge for the year

	2006 £m	2005 £m	2004 £m

UK corporation tax:
Current tax on profit for the year	1,024	862	759
Adjustments in respect of prior years	(137)	(20)	(69)
	887	842	690
Double taxation relief	(195)	(138)	(57)

	692	704	633

Foreign tax:
Current tax on profit for the year	83	78	118
Adjustments in respect of prior years	(8)	(8)	(2)
	75	70	116

Current tax charge	767	774	749
Deferred tax (note 36)	574	491	269

	1,341	1,265	1,018

The charge for tax on the profit for the year is based on a UK corporation tax rate of 30 per cent (2005: 30 per cent; 2004: 30 per cent).

The Group, as a proxy for policyholders in the UK, is required to record taxes on investment income and gains each year. Accordingly, the tax attributable to UK life insurance policyholder earnings is included in income tax expense. The tax expense attributable to policyholder earnings was £222 million (2005: £298 million; 2004: £36 million), including a prior year tax charge of £12 million (2005: tax credit of £25 million; 2004: tax credit of £6 million).

In addition to the income statement current tax charge, £15 million (2005: £nil; 2004: £nil) has been credited to equity in respect of share based payments and £33 million (2005: £nil; 2004: £nil) has been charged to equity in respect of foreign exchange differences.

(b) Factors affecting the tax charge for the year

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge for the year is given below:

	2006 £m	2005 £m	2004 £m

Profit before tax	4,248	3,820	3,477

Tax charge thereon at UK corporation tax rate of 30%	1,274	1,146	1,043
Factors affecting charge:
Disallowed and non-taxable items	(8)	(47)	(32)
Overseas tax rate differences	(2)	(1)	(14)
Net tax effect of disposals and unrealised gains	(78)	(59)	(2)
Tax deductible coupons on non-equity minority interests	—	—	(12)
Policyholder interests and Open Ended Investment Companies	139	223	33
Other items	16	3	2

Tax on profit on ordinary activities	1,341	1,265	1,018

Effective rate	31.6%	33.1%	29.3%

The effective tax rate of the Group excluding gross policyholder and Open Ended Investment Company interests from profit before tax and the tax charge was 28.0 per cent (2005: 27.0 per cent; 2004: 28.3 per cent).

Notes to the group accounts

14 Earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 5 million (2005: 5 million; 2004: 6 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

	2006	2005	2004

Profit attributable to equity shareholders	£2,803m	£2,493m	£2,392m
Weighted average number of ordinary shares in issue	5,616m	5,595m	5,590m
Basic earnings per share	49.9p	44.6p	42.8p

For the calculation of diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares in respect of share options and awards granted to employees. The number of shares that could have been acquired at market price (determined as the average annual share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options and awards is determined; the residual bonus shares are added to the weighted average number of ordinary shares in issue, but no adjustment is made to the profit attributable to equity shareholders.

	2006	2005	2004

Profit attributable to equity shareholders	£2,803m	£2,493m	£2,392m
Weighted average number of ordinary shares in issue	5,616m	5,595m	5,590m
Adjustment for share options and awards	51m	44m	35m

Weighted average number of ordinary shares for diluted earnings per share	5,667m	5,639m	5,625m

Diluted earnings per share	49.5p	44.2p	42.5p

The weighted average number of anti-dilutive share options and awards excluded from the calculation of diluted earnings per share was 7 million at 31 December 2006 (2005: 17 million; 2004: 39 million).

15 Trading and other financial assets at fair value through profit or loss

	2006 £m	2005 £m

Trading assets	5,756	5,442
Other financial assets at fair value through profit or loss	61,939	54,932

	67,695	60,374

These assets are comprised as follows:

	2006		2005

	Trading assets £m	Other financial assets at fair value through profit or loss £m	Trading assets £m	Other financial assets at fair value through profit or loss £m

Loans and advances to banks	34	3	5	5
Loans and advances to customers	350	448	161	445

Debt securities:
Government securities	180	8,626	535	10,638
Other public sector securities	—	44	35	84
Bank and building society certificates of deposit	—	573	—	898
Mortgage backed securities	451	87	39	197
Other asset backed securities	595	861	—	691
Corporate and other debt securities	4,146	13,170	4,667	8,469
	5,372	23,361	5,276	20,977
Equity shares:
Listed	—	29,275	—	27,497
Unlisted	—	8,852	—	6,008
	—	38,127	—	33,505

	5,756	61,939	5,442	54,932

The maximum exposure to credit risk at 31 December 2006 of the loans and advances to banks and customers designated at fair value through profit or loss was £451 million (31 December 2005: £450 million); the Group does not hold any credit derivatives or other instruments in mitigation of this risk. There was no significant movement in the fair value of these loans attributable to changes in credit risk; this is determined by reference to the publicly available credit ratings of the instruments involved.

Notes to the group accounts

16 Derivative financial instruments

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

Credit derivatives, principally credit default swaps, are used by the Group as part of its customer product activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place. As discussed in note 18, during 2006 the Group used credit default swaps to synthetically securitise £961 million of the Group’s commercial banking loans.

Equity derivatives are also used by the Group as part of its equity based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date.

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

	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m

31 December 2006
Trading
Exchange rate contracts:
Spot, forwards and futures	116,255	794	1,432
Currency swaps	20,618	346	496
Options purchased	3,076	51	—
Options written	3,822	—	32
	143,771	1,191	1,960
Interest rate contracts:
Interest rate swaps	331,852	2,980	3,149
Forward rate agreements	40,876	17	18
Options purchased	17,034	68	—
Options written	12,588	—	63
Futures	33,066	—	1
	435,416	3,065	3,231
Credit derivatives	13,212	25	39
Equity and other contracts	4,026	797	67

Total derivative assets/liabilities held for trading		5,078	5,297

Hedging
Derivatives designated as fair value hedges:
Cross currency interest rate swaps	80	10	—
Interest rate swaps (including swap options)	37,298	333	453
	37,378	343	453
Derivatives designated as cash flow hedges:
Interest rate swaps	569	5	13
Derivatives designated as net investment hedges:
Cross currency swaps	2,589	139	—

Total derivative assets/liabilities held for hedging		487	466

Total recognised derivative assets/liabilities		5,565	5,763

Notes to the group accounts

16 Derivative financial instruments (continued)

	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m

31 December 2005
Trading
Exchange rate contracts:
Spot, forwards and futures	145,591	1,515	1,345
Currency swaps	12,306	267	204
Options purchased	3,623	58	—
Options written	3,892	—	45
	165,412	1,840	1,594
Interest rate contracts:
Interest rate swaps	288,725	2,814	3,860
Forward rate agreements	50,006	16	20
Options purchased	12,679	108	—
Options written	8,812	—	85
Futures	29,358	—	—
	389,580	2,938	3,965
Credit derivatives	562	3	—
Equity and other contracts	4,787	607	84

Total derivative assets/liabilities held for trading		5,388	5,643

Hedging
Derivatives designated as fair value hedges:
Cross currency interest rate swaps	69	12	—
Interest rate swaps (including swap options)	39,499	473	730
	39,568	485	730
Derivatives designated as cash flow hedges:
Interest rate swaps	648	5	23

Total derivative assets/liabilities held for hedging		490	753

Total recognised derivative assets/liabilities		5,878	6,396

17 Loans and advances to banks

	2006 £m	2005 £m

Lending to banks	5,966	2,510
Money market placements with banks	34,673	29,146

Total loans and advances to banks	40,639	31,656
Allowance for impairment losses (note 19)	(1)	(1)

	40,638	31,655

The Group holds collateral with a fair value of £6,837 million (2005: £6,381 million), which it is permitted to sell or repledge, of which £6,209 million (2005: £5,550 million) was repledged or sold to third parties for periods not exceeding three months from the transfer.

Notes to the group accounts

18 Loans and advances to customers
	2006 £m	2005 £m

Agriculture, forestry and fishing	2,905	2,451
Energy and water supply	2,024	1,592
Manufacturing	7,513	7,923
Construction	2,332	2,222
Transport, distribution and hotels	10,490	9,465
Postal and telecommunications	831	546
Property companies	12,896	8,713
Financial, business and other services	22,999	21,261
Personal:
Mortgages	95,601	88,895
Other	23,025	23,280
Lease financing	4,802	5,815
Hire purchase	5,060	4,853

	190,478	177,016
Allowance for impairment losses (note 19)	(2,193)	(2,072)

	188,285	174,944

The Group holds collateral with a fair value of £444 million (2005: £1,018 million), which it is permitted to sell or repledge, of which £238 million (2005: £741 million) was repledged or sold to third parties for periods not exceeding three months from the transfer.

Loans and advances to customers include finance lease receivables, which may be analysed as follows:

	2006 £m	2005 £m

Gross investment in finance leases, receivable:
Not later than 1 year	637	673
Later than 1 year and not later than 5 years	2,358	2,388
Later than 5 years	5,358	6,025

	8,353	9,086
Unearned future finance income on finance leases	(2,945)	(2,954)
Rentals received in advance	(163)	(200)
Commitments for expenditure in respect of equipment to be leased	(443)	(117)

Net investment in finance leases	4,802	5,815

The net investment in finance leases represents amounts recoverable as follows:

	2006 £m	2005 £m

Not later than 1 year	234	648
Later than 1 year and not later than 5 years	1,232	1,610
Later than 5 years	3,336	3,557

	4,802	5,815

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. The allowance for uncollectable finance lease receivables included in the allowance for impairment losses is £7 million (2005: £4 million). The unguaranteed residual values included in finance lease receivables were as follows:

	2006 £m	2005 £m

Not later than 1 year	—	—
Later than 1 year and not later than 5 years	—	31
Later than 5 years	168	245

Total	168	276

Notes to the group accounts

18 Loans and advances to customers (continued)

Securitisations

Loans and advances to customers include balances that have been securitised but not derecognised, comprising both residential mortgages and commercial loans.

Beneficial interests in residential mortgages were transferred during the year to special purpose entities which issued floating rate debt securities. Neither the Group nor any entities in the Group are obliged to support any losses that may be suffered by the note holders and do not intend to offer such support. The floating rate note holders only receive payments of interest and principal to the extent that the special purpose entities have received sufficient funds from the transferred mortgages and after certain expenses have been met. In the event of a deficiency, they have no recourse whatsoever to the Group.

At 31 December 2006 the total amount of residential mortgages subject to securitisation is £14,927 million (2005: £nil) in respect of which external funding at the year end amounted to £10,048 million (2005: £nil); external funding is shown in debt securities in issue (see note 30).

The Group participates in the securitisation through the provision of administration and other services, the provision of interest rate and currency swaps and in the form of unsecured loan financing which is subordinate to the interests of the floating rate note holders.

In addition the Group completed a £961 million synthetic securitisation of its commercial banking loans during the year (2005: £nil) utilising credit default swaps (‘CDSs’). The CDSs are accounted for as derivatives and are included in derivative financial instruments (note 16).

19 Allowance for impairment losses on loans and advances	2006 £m	2005 £m

At 1 January	2,073	1,919
Exchange and other adjustments	(13)	1
Reclassifications	—	43
Adjustments on disposal of businesses and portfolios	(27)	(27)
Advances written off	(1,489)	(1,236)
Recoveries of advances written off in previous years	190	158
Unwinding of discount	(100)	(87)
Charge to the income statement	1,560	1,302

At 31 December	2,194	2,073

In respect of:
Loans and advances to banks (note 17)	1	1
Loans and advances to customers (note 18)	2,193	2,072

	2,194	2,073

20 Available-for-sale financial assets	2006 £m	2005 £m

Debt securities:
Government securities	393	1,083
Other public sector securities	189	47
Bank and building society certificates of deposit	1,615	1,470
Mortgage backed securities	5,662	4,161
Other asset backed securities	4,721	4,981
Corporate and other debt securities	4,817	3,065
	17,397	14,807
Equity shares:
Listed	1	34
Unlisted	14	12
	15	46
Treasury bills and other bills:
Treasury bills and similar securities	1,743	70
Other bills	23	17
	1,766	87

	19,178	14,940

Notes to the group accounts

20 Available-for-sale financial assets (continued)

The movement in available-for-sale financial assets is summarised as follows:	Carrying value before provisions £m	Provisions £m	Balance sheet value £m

At 1 January 2005	14,624	(31)	14,593
Exchange and other adjustments	559	—	559
Additions	10,108	—	10,108
Disposals	(10,266)	—	(10,266)
Reclassifications	(31)	31	—
Amortisation of premiums and discounts	(65)	—	(65)
Changes in fair value (note 41)	11	—	11

At 31 December 2005	14,940	—	14,940
Exchange and other adjustments	(1,116)	—	(1,116)
Additions	23,448	—	23,448
Disposals	(18,106)	—	(18,106)
Amortisation of premiums and discounts	22	—	22
Changes in fair value (note 41)	(10)	—	(10)

At 31 December 2006	19,178	—	19,178

21 Investment property

	2006 £m	2005 £m

At 1 January	4,260	3,776
Changes in fair value (note 6)	631	430
Additions:
Acquisitions of new properties	675	756
Additional expenditure on existing properties	75	51
Total additions	750	807
Disposals	(902)	(753)

At 31 December	4,739	4,260

The investment properties are valued at least annually at open-market value, by independent, professionally qualified valuers, who have recent experience in the location and categories of the investment properties being valued.

In addition, the following amounts have been recognised in the income statement:
	2006 £m	2005 £m

Rental income	313	272
Direct operating expenses arising from investment properties that generate rental income	24	24

Capital expenditure in respect of investment properties:
	2006 £m	2005 £m

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements	85	31

22 Goodwill

	2006 £m	2005 £m

At 1 January	2,373	2,469
Acquisitions (note 48)	4	3
Disposals	—	(93)
Impairment charge	—	(6)

At 31 December	2,377	2,373

Cost*	2,383	2,379
Accumulated impairment losses	(6)	(6)

	2,377	2,373

* For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,377 million (2005: £2,373 million), £1,836 million (or 77 per cent of the total) has been allocated to Scottish Widows and £521 million (or 22 per cent of the total) to Asset Finance.

Notes to the group accounts

22 Goodwill (continued)

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

The recoverable amount of Asset Finance has also been based on a value in use calculation using cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 10 per cent (gross of tax). Due to similarities in the risk profile and the funding model management believes that Asset Finance is closely aligned to Lloyds TSB Group; the discount rate represents the Group’s weighted average cost of capital. The cash flows for each of the businesses of Asset Finance beyond the five-year period are extrapolated using steady growth rates, in each case not exceeding 4 per cent nor the long-term average growth rates for the markets in which the respective businesses of Asset Finance participate. Management also believes that any reasonably possible change in the key assumptions on which the recoverable amount of Asset Finance is based would not cause the carrying amount of Asset Finance to exceed its recoverable amount.

23 Value of in-force business

The asset in the consolidated balance sheet and movement recognised in the income statement are as follows:

Gross value of in-force insurance and participating investment business

	2006 £m	2005 £m

At 1 January	2,922	2,760
Movement in value of in-force business	(199)	162

At 31 December	2,723	2,922

The movement in value of in-force business over 2006 contains effects from the introduction of the new valuation rules in the Financial Services Authority’s (‘FSA’s’) Policy Statement 06/14 and a revised allowance for risk. This reduced the amount of reserves required to be held for certain contract types. The value of in-force for these contract types is £429 million lower than it would have been if the FSA valuation rules had not changed. The reduction in the value of in-force business is more than offset by the lower reserves held under the new FSA valuation rules; the income statement impact of these changes is quantified in note 31, and further information on the Group’s life assurance business, including its available capital resources and regulatory capital requirements, the realistic value of its assets and liabilities and its capital sensitivities is given in note 31 and on pages 64 to 68.

The principal economic assumptions used in calculating the value of in-force business at 31 December 2005 were as follows:

%

Risk discount rate	7.02
Return on equities	6.72
Return on fixed interest securities	4.12
Expense inflation	3.79

Following the change in the methodology used to calculate the value of in-force business in 2006 the principal assumptions that it is necessary to make have changed.

The principal features of the methodology and process used for determining key assumptions used in the calculation of the value of in-force business at 31 December 2006 are set out below:

Economic assumptions

Each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. In practice, to achieve the same result, where the cash flows are either independent of or move linearly with market movements, a method has been applied known as the ‘certainty equivalent’ approach whereby it is assumed that all assets earn the risk-free rate and all cash flows are discounted at the risk-free rate.

A market consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date.

The risk-free rate assumed in valuing in-force business is 10 basis points over the 15-year gilt yield. In valuing financial options and guarantees the risk-free rate is derived from gilt yields plus 10 basis points, in line with Scottish Widows’ FSA realistic balance sheet assumptions. The table below shows the range of resulting yields and other key assumptions at 31 December 2006:

%
%

Risk-free rate (value of in-force)	4.72
Risk-free rate (financial options and guarantees)	3.91 to 5.41
Retail Price inflation	3.23
Expense inflation	4.13

Non-market risk

An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required. However, in the case of operational risk and the with-profits fund there are asymmetries in the range of potential outcomes for which an explicit allowance is made.

Non-economic assumptions

Future maintenance expenses, mortality, morbidity, lapse and paid-up rate assumptions are based on an analysis of past experience and represent management’s best estimate of likely future experience.

Notes to the group accounts

24 Other intangible assets

		Customer lists £m	Software enhancements £m	Total £m

Cost:
At 1 January 2005		—	107	107
Additions		—	40	40

At 31 December 2005		—	147	147
Additions		54	51	105

At 31 December 2006		54	198	252

Accumulated amortisation:
At 1 January 2005		—	79	79
Charge for the year		—	18	18

At 31 December 2005		—	97	97
Charge for the year		—	17	17

At 31 December 2006		—	114	114

Balance sheet amount at 31 December 2006		54	84	138

Balance sheet amount at 31 December 2005		—	50	50

Software enhancements principally comprise identifiable and directly associated internal staff and other costs.

25 Tangible fixed assets
	Premises £m	Equipment £m	Operating lease assets £m	Total tangible fixed assets £m

Cost:
At 1 January 2005	1,360	2,526	2,767	6,653
Exchange and other adjustments	1	(3)	63	61
Adjustments on acquisition and disposal of businesses	8	—	—	8
Additions	89	280	615	984
Disposals	(37)	(136)	(484)	(657)

At 31 December 2005	1,421	2,667	2,961	7,049
Exchange and other adjustments	—	(3)	(96)	(99)
Additions	92	286	552	930
Disposals	(25)	(101)	(551)	(677)

At 31 December 2006	1,488	2,849	2,866	7,203

Accumulated depreciation and impairment:
At 1 January 2005	533	1,627	313	2,473
Exchange and other adjustments	3	(1)	9	11
Charge for the year	76	267	278	621
Disposals	(11)	(97)	(239)	(347)

At 31 December 2005	601	1,796	361	2,758
Exchange and other adjustments	(1)	(1)	(63)	(65)
Charge for the year	82	248	272	602
Disposals	(7)	(83)	(254)	(344)

At 31 December 2006	675	1,960	316	2,951

Balance sheet amount at 31 December 2006	813	889	2,550	4,252

Balance sheet amount at 31 December 2005	820	871	2,600	4,291

Notes to the group accounts

25 Tangible fixed assets (continued)

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2006 £m	2005 £m

Receivable within 1 year	431	393
1 to 5 years	747	695
Over 5 years	30	165

	1,208	1,253

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2006 and 2005 no contingent rentals in respect of operating leases were recognised in the income statement.

In addition, total future minimum sub-lease income of £120 million at 31 December 2006 (£141 million at 31 December 2005) is expected to be received under non-cancellable sub-leases of the Group’s premises.

26 Other assets

	2006	2005
	£m	£m

Assets arising from reinsurance contracts held	451	548
Deferred acquisition costs	443	429
Settlement balances	285	336
Other assets and prepayments	3,500	4,288

	4,679	5,601

Deferred acquisition costs:	2006	2005
	£m	£m

At 1 January	429	293
Acquisition costs deferred, net of amounts amortised to the income statement	14	136

At 31 December	443	429

27 Deposits from banks

The breakdown of deposits from banks between the domestic and international offices of the Group is set out below:

	2006	2005
	£m	£m

Domestic:
Non-interest bearing	89	105
Interest bearing	28,405	24,707
	28,494	24,812
International:
Non-interest bearing	31	24
Interest bearing	7,869	6,691
	7,900	6,715

	36,394	31,527

28 Customer accounts

	2006	2005
	£m	£m

Non-interest bearing current accounts	4,338	4,203
Interest bearing current accounts	43,064	40,365
Savings and investment accounts	66,151	62,206
Other customer deposits	25,789	24,296

	139,342	131,070

The breakdown of customer accounts between the domestic and international offices of the Group is set out below:

	2006	2005
	£m	£m

Domestic:
Non-interest bearing	4,002	3,868
Interest bearing	131,781	123,522
	135,783	127,390
International:
Non-interest bearing	336	335
Interest bearing	3,223	3,345
	3,559	3,680

	139,342	131,070

Notes to the group accounts

29 Trading and other liabilities at fair value through profit or loss

	2006	2005
	£m	£m

Liabilities held at fair value through profit or loss	1,156	—
Trading liabilities	28	—

	1,184	—

The amount contractually payable on maturity of the liabilities held at fair value through profit or loss at 31 December 2006 is £1,200 million, which is £44 million higher than the balance sheet carrying value. There was no significant movement in the fair value of these liabilities attributable to changes in credit risk; this is determined by reference to the publicly available credit ratings of Lloyds TSB Bank plc, the issuing entity within the Group.

30 Debt securities in issue

	2006	2005
	£m	£m

Euro medium-term note programme	5,650	6,683
Other bonds and medium-term notes	10,157	141
Certificates of deposit issued	25,244	22,101
Commercial paper	13,067	10,421

Total debt securities in issue	54,118	39,346

Debt securities in issue at 31 December 2006 included £10,048 million (2005: £nil) in respect of the securitisation of mortgages (see note 18).

31 Liabilities arising from insurance contracts and participating investment contracts

	2006	2005
	£m	£m

Insurance contract liabilities	26,350	26,482
Participating investment contract liabilities	15,095	14,068

	41,445	40,550

Insurance contract liabilities

Insurance contract liabilities, substantially all of which relate to business written in the United Kingdom, are comprised as follows:

	2006			2005

	Gross £m	Reinsurance* £m	Net £m	Gross £m	Reinsurance* £m	Net £m

Life insurance (see (i) below)	25,763	(425)	25,338	25,888	(511)	25,377
Non-life insurance (see (ii) below):
Unearned premiums	438	—	438	447	—	447
Claims outstanding	149	(4)	145	147	(4)	143
	587	(4)	583	594	(4)	590

	26,350	(429)	25,921	26,482	(515)	25,967

* Reinsurance balances receivable are reported within other assets (note 26).

(i) Life insurance

The movement in life insurance contract liabilities over the year can be analysed as follows:

	Gross £m	Reinsurance* £m	Net £m

At 1 January 2005	23,659	(577)	23,082
New business	1,381	(256)	1,125
Changes in existing business	848	322	1,170

At 31 December 2005	25,888	(511)	25,377
New business	1,045	(98)	947
Changes in existing business	(1,170)	184	(986)

At 31 December 2006	25,763	(425)	25,338

* Reinsurance balances receivable are reported within other assets (note 26).

Notes to the group accounts

31 Liabilities arising from insurance contracts and participating investment contracts (continued)

The movement in liabilities arising from participating investment contracts may be analysed as follows:

£m

At 1 January 2005	12,469
New business	1,181
Changes in existing business	418

At 31 December 2005	14,068
New business	1,815
Changes in existing business	(788)

At 31 December 2006	15,095

Process for determining key assumptions

The process for determining the key assumptions for insurance contracts and participating investment contracts is set out below.

Insurance policy liabilities can be split into With Profit Fund liabilities, accounted for using the FSA’s realistic capital regime (realistic liabilities) and Non-Profit Fund liabilities, accounted for using a traditional prospective actuarial discounted cash flow methodology as described in the accounting policies.

With Profit Fund realistic liabilities

The Group’s With Profit Fund contains life insurance contracts and participating investment contracts. The calculation of With Profit Fund realistic liabilities uses best estimate assumptions for mortality and morbidity, persistency rates and expenses. These are calculated in a similar manner to those used for the value of in-force business as discussed in note 23. The persistency rates used for the realistic valuation of the With Profit Fund liabilities make an allowance for potential changes in future experience as the guarantees and options within with-profits contracts become more valuable under adverse market conditions.

Other key assumptions are:

•	Investment returns and discount rates

The realistic capital regime dictates that With Profit Fund liabilities are valued on a market-consistent basis. This is achieved by the use of a valuation model which values liabilities on a basis calibrated to tradable market option contracts and other observable market data. The With Profit Fund financial options and guarantees are valued using a stochastic simulation model where all assets are assumed to earn, on average, the risk-free yield and all cash flows are discounted using the risk-free yield. The risk-free yield is defined as 0.1 per cent higher than the spot yields derived from the UK gilt yield curve.

•	Guaranteed annuity option take-up rates

The guaranteed annuity option take-up rates are set with regard to the Group’s actual experience and make allowance for potential increases in take-up rates when the Guaranteed Annuity Options become more valuable to the policyholder.

•	Investment volatility

Investment volatility is derived from derivatives where possible, or historical observed volatility where it is not possible to observe meaningful prices. For example, as at 31 December 2006, the 10 year equity-implied at-the-money assumption was set at 20 per cent (31 December 2005: 20 per cent). The long-term at-the-money assumptions for property and fixed interest stocks were 15 per cent (31 December 2005: 15 per cent) and 13 per cent (31 December 2005: 13.5 per cent) respectively.

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

•	Lapse rates

Lapse rates, set with regard to the Group’s actual experience and with a margin for adverse deviation, are allowed for on some Non-Profit Fund contracts.

•	Maintenance expenses

Allowance is made for future policy costs explicitly. Expenses are determined by reference to an internal analysis of current and expected future costs plus a margin for adverse deviation. Explicit allowance is made for future expense inflation.

Notes to the group accounts

31 Liabilities arising from insurance contracts and participating investment contracts (continued)

Key changes in assumptions

Changes in certain key assumptions were made during 2006 with the following impacts on profit before tax. These amounts include movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts:

Impact on profit before tax £m

Lapse rates[1]	(114)
Modelling of options and guarantees in the With-Profits Fund[2]	66
FSA rule changes under PS06/14[3]	4
Conversion to market consistent methodology[4]	(18)

[1]	Lapse rates have been adjusted following a detailed review of the Group’s current and expected experience.

[2]	Changes to the valuation of options and guarantees primarily reflect improved representation of the current regulatory regime and revised assumptions of future policyholder behaviours.

[3]

Changes brought in by the FSA under PS06/14 have brought significant reductions to the reserves required to be held. There has been a large offsetting reduction in the value of in-force business, as explained in note 23.

[4]	The value of in-force business asset is now derived using market-consistent methodology, consistent with the approach adopted for European Embedded Value supplementary reporting.

Sensitivity analysis

The following table demonstrates the effect of changes in key assumptions on profit before tax disclosed in these financial statements assuming that the other assumptions remain unchanged. In practice this is unlikely to occur, and changes in some assumptions may be correlated. These amounts include movements in assets, liabilities and the value of the in-force business in respect of insurance contracts and participating investment contracts. The impact is shown in one direction but can be assumed to be reasonably symmetrical:

	Change in variable	Impact on profit before tax £m

Non-annuitant mortality	5% reduction	35
Annuitant mortality	5% reduction	(124)
Lapse rates	10% reduction	60
Maintenance expenses	10% reduction	64
Risk-free rate[1]	1% deduction	243
Guaranteed annuity option take up2	5% addition	(22)
Equity investment volatility[3]	1% addition	(6)

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

For the above sensitivities a 5 per cent reduction means a reduction to 95 per cent of the expected rate.

[1]	This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 100 basis points.

[2]	This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.

[3]	This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.

(ii) Non-life insurance

Non-life insurance contract liabilities are analysed by line of business as follows:

	2006 £m	2005 £m

Credit protection	268	284
Home	314	304
Health	5	6

	587	594

For non-life insurance contracts, the methodology and assumptions used in relation to determining the bases of the earned premium and claims provisioning levels are derived for each individual underwritten product. Assumptions are intended to be neutral estimates of the most likely or expected outcome. There has been no significant change in the assumptions and methodologies used for setting reserves.

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

Notes to the group accounts

31 Liabilities arising from insurance contracts and participating investment contracts (continued)

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

Provisions for unearned premiums	Gross £m	Reinsurance* £m	Net £m

At 1 January 2005	456	—	456
Increase in the year	575	—	575
Release in the year	(584)	—	(584)

At 31 December 2005	447	—	447
Increase in the year	608	(17)	591
Release in the year	(617)	17	(600)

At 31 December 2006	438	—	438

*	Reinsurance balances receivable are reported within other assets (note 26).

These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

Claims and loss adjustment expenses

	Gross £m	Reinsurance* £m	Net £m

Notified claims	117	(4)	113
Incurred but not reported	24	—	24

At 1 January 2005	141	(4)	137
Cash paid for claims settled in the year	(221)	—	(221)
Increase in liabilities:
Arising from current year claims	239	—	239
Arising from prior year claims	(12)	—	(12)

At 31 December 2005	147	(4)	143
Cash paid for claims settled in the year	(223)	—	(223)
Increase in liabilities:
Arising from current year claims	231	—	231
Arising from prior year claims	(6)	—	(6)

At 31 December 2006	149	(4)	145

Notified claims	127	(4)	123
Incurred but not reported	22	—	22

At 31 December 2006	149	(4)	145

Notified claims	120	(4)	116
Incurred but not reported	27	—	27

At 31 December 2005	147	(4)	143

*	Reinsurance balances receivable are reported within other assets (note 26).

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

Non-life insurance all risks – gross

Accident year

	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	Total £m

Estimate of ultimate claims costs:
At end of accident year	242	234	227	211	208	1,122
One year later	230	220	209	207
Two years later	228	223	207
Three years later	224	221
Four years later	224

Current estimate of cumulative claims	224	221	207	207	208	1,067
Cumulative payments to date	223	211	199	189	115	937

Liability recognised in the balance sheet	1	10	8	18	93	130

Liability in respect of earlier years						9

Total liability included in the balance sheet						139

The liability of £139 million shown in the above table excludes £10 million of unallocated claims handling expenses.

Notes to the group accounts

32 Liabilities arising from non-participating investment contracts

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	Gross £m	Reinsurance* £m	Net £m

At 1 January 2005	16,361	(26)	16,335
New business	3,413	(7)	3,406
Changes in existing business	2,065	—	2,065

At 31 December 2005	21,839	(33)	21,806
New business	2,316	—	2,316
Changes in existing business	215	11	226

At 31 December 2006	24,370	(22)	24,348

*	Reinsurance balances receivable are reported within other assets (note 26).

33 Unallocated surplus within insurance businesses

The movement in the unallocated surplus within long-term insurance business over the year can be analysed as follows:

	2006 £m	2005 £m

At 1 January	518	426
Change in unallocated surplus recognised in the income statement (note 9)	165	92

At 31 December	683	518

34 Other liabilities

	2006 £m	2005 £m

Settlement balances	475	779
Unitholders’ interest in Open Ended Investment Companies	4,583	3,296
Other creditors and accruals	5,927	5,768

	10,985	9,843

35 Retirement benefit obligations

Charge to the income statement:

	2006 £m	2005 £m	2004 £m

Defined benefit pension schemes*	104	243	268
Other post-retirement benefit schemes	5	16	7

Total defined benefit schemes	109	259	275
Defined contribution pension schemes	56	49	32

	165	308	307

Amounts recognised in the balance sheet:

	2006 £m	2005 £m

Defined benefit pension schemes	2,362	2,809
Other post-retirement benefit schemes	100	101

	2,462	2,910

*	In 2006 this amount is shown net of a credit of £128 million following the Group’s decision to cease augmenting the pension entitlement of employees taking early retirement.

Pension schemes

Defined benefit schemes

The Group has established a number of defined benefit pension schemes in the UK and overseas. The majority of the Group’s employees are members of the defined benefit sections of the Lloyds TSB Group Pension Schemes No’s 1 and 2. These schemes provide retirement benefits calculated as a percentage of final salary depending upon the length of service; the minimum retirement age under the rules of the schemes is 50.

The latest full valuations of the two main schemes were carried out as at 30 June 2005; these have been updated to 31 December 2006 by qualified independent actuaries. The last full valuations of other Group schemes were carried out on a number of different dates; these have been updated to 31 December 2006 by qualified independent actuaries or, in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows.

Notes to the group accounts

35 Retirement benefit obligations (continued)

The Group’s obligations in respect of its defined benefit schemes are funded. The Group expects to pay contributions of approximately £530 million to its defined benefit schemes in 2007.

Amount included in the balance sheet:

	2006 £m	2005 £m

Present value of funded obligations	17,378	17,320
Fair value of scheme assets	(15,279)	(14,026)

	2,099	3,294
Unrecognised actuarial gains (losses)	263	(485)

Liability in the balance sheet	2,362	2,809

Movements in the defined benefit obligation:

	2006 £m	2005 £m

At 1 January	17,320	14,866
Current service cost	325	292
Interest cost	817	775
Actuarial (gains) losses	(434)	1,786
Benefits paid	(555)	(446)
Past service cost	32	15
Curtailment	(129)	—
Exchange and other adjustments	2	32

At 31 December	17,378	17,320

Changes in the fair value of scheme assets:

	2006 £m	2005 £m

At 1 January	14,026	11,648
Expected return	942	839
Employer contributions	550	419
Actuarial gains	314	1,538
Benefits paid	(555)	(446)
Exchange and other adjustments	2	28

At 31 December	15,279	14,026

Actual return on scheme assets	1,256	2,377

Assumptions

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2006%	2005%	2004%

Discount rate	5.10	4.80	5.30
Rate of inflation	2.90	2.70	2.60
Rate of salary increases	3.93	3.98	4.14
Rate of increase for pensions in payment and deferred pensions	2.70	2.50	2.60

	Years	Years	Years

Life expectancy for member aged 60, on the valuation date:
Men	25.8	25.6	24.7
Women	27.8	27.6	26.8
Life expectancy for member aged 60, 15 years after the valuation date:
Men	27.0	26.8	25.7
Women	28.9	28.7	27.8

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with both current industry experience and the actual experience of the relevant schemes. The table shows that a member retiring at age 60 as at 31 December 2006 is assumed to live for, on average, 25.8 years for a male and 27.8 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60.

An analysis of the impact of a reasonable change in these assumptions is provided in note 2.

Notes to the group accounts

35 Retirement benefit obligations (continued)

The expected return on scheme assets has been calculated using the following assumptions:

	2006%	2005%	2004%

Equities	8.0	8.2	8.1
Fixed interest gilts	4.1	4.6	4.8
Index linked gilts	3.9	4.3	4.4
Non-government bonds	4.8	5.3	5.4
Property	6.4	6.9	7.1
Cash	3.7	3.6	3.5

The expected return on scheme assets in 2007 will be calculated using the following assumptions:

		2007%

Equities		8.0
Fixed interest gilts		4.6
Index linked gilts		4.2
Non-government bonds		5.1
Property		6.5
Cash		3.9

Composition of scheme assets:

	2006 £m	2005 £m

Equities	9,677	9,021
Fixed interest gilts	1,114	946
Index linked gilts	921	920
Non-government bonds	1,543	1,415
Property	1,333	1,185
Cash	691	539

At 31 December	15,279	14,026

The assets of all the funded plans are held independently of the Group’s assets in separate trustee administered funds.

The expected return on plan assets was determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields at the balance sheet date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

Experience adjustments history (since the date of adoption of IAS 19):

	2006 £m	2005 £m	2004 £m

Present value of defined benefit obligation	17,378	17,320	14,866
Fair value of scheme assets	(15,279)	(14,026)	(11,648)

	2,099	3,294	3,218

Experience losses on scheme liabilities	(50)	(69)	(126)

Experience gains on scheme assets	314	1,538	362

The expense recognised in the income statement for the year ended 31 December comprises:

	2006 £m	2005 £m	2004 £m

Current service cost	325	292	280
Interest cost	817	775	728
Expected return on scheme assets	(942)	(839)	(757)
Curtailment*	(128)	—	—
Past service cost	32	15	17

Total defined benefit pension expense	104	243	268

*

Following recent changes in age discrimination legislation, the Group has ceased to augment the pension entitlement of employees taking early retirement; this change has reduced the Group’s defined benefit pension liability by £129 million (£1 million of which is unrecognised) and resulted in a one-off credit to the 2006 income statement of £128 million.

Defined contribution schemes

The Group operates a number of defined contribution pension schemes in the UK and overseas, principally the defined contribution sections of the Lloyds TSB Group Pension Schemes No’s 1 and 2.

During the year ended 31 December 2006 the charge to the income statement in respect of these schemes was £56 million (2005: £49 million; 2004: £32 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

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

Notes to the group accounts

35 Retirement benefit obligations (continued)

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2000; this valuation has been updated to 31 December 2006 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 7.02 per cent (2005: 6.81 per cent; 2004: 6.70 per cent).

Amount included in the balance sheet:

	2006 £m		2005 £m

Present value of unfunded obligations	110		112
Unrecognised actuarial losses	(10)		(11)

Liability in the balance sheet	100		101

Movements in the other post-retirement benefits obligation:

	2006 £m		2005 £m

At 1 January	112		104
Exchange and other adjustments	—		(3)
Actuarial (gain) loss	(1)		1
Insurance premiums paid	(6)		(6)
Charge for the year	5		16

At 31 December	110		112

36 Deferred tax liabilities

The movement in the net deferred tax balance is as follows:

	2006 £m		2005 £m

At 1 January	1,145		925
Exchange and other adjustments	(3)		(2)
Disposals	(281)		(256)
Income statement charge (note 13)	574		491

Amount charged (credited) to equity:
Available-for-sale financial assets	—		(2)
Cash flow hedges	—		1
Share based compensation	(19)		(16)
	(19)		(17)
Amounts released to the income statement in respect of cash flow hedges	—		4

At 31 December	1,416		1,145

The deferred tax charge in the income statement comprises the following temporary differences:

	2006 £m	2005 £m	2004 £m

Accelerated capital allowances	175	59	80
Pensions and other post-retirement benefits	134	44	37
Investment reserve	59	—	96
Allowances for impairment losses (provisions for bad and doubtful debts in 2004)	22	23	48
Unrealised gains	162	279	40
Tax on value of in-force business	(59)	64	(18)
Other temporary differences	81	22	(14)

	574	491	269

Deferred tax assets and liabilities are comprised as follows:

	2006 £m		2005 £m

Deferred tax assets:
Pensions and other post-retirement benefits	(739)		(873)
Allowances for impairment losses	(143)		(165)
Other provisions	(39)		(31)
Derivatives	(161)		(164)
Tax losses carried forward	(326)		(322)
Other temporary differences	(255)		(270)

	(1,663)		(1,825)

Notes to the group accounts

36 Deferred tax liabilities (continued)

	2006 £m	2005 £m

Deferred tax liabilities:
Accelerated capital allowances	1,252	1,358
Investment reserve	149	90
Unrealised gains	500	338
Tax on value of in-force business	875	934
Other temporary differences	303	250

	3,079	2,970

Deferred tax assets

Deferred tax assets are recognised for tax losses and tax credit carry forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

Deferred tax assets of £567 million (2005: £526 million) have not been recognised in respect of capital losses carried forward as there are no predicted future capital profits. Capital losses can be carried forward indefinitely.

In addition, deferred tax assets have not been recognised in respect of Eligible Unrelieved Foreign Tax (‘EUFT’) and other foreign tax credits carried forward as at 31 December 2006 of £138 million (2005: £88 million), as there are no predicted future taxable profits against which the unrelieved foreign tax credits can be utilised. EUFT can be carried forward indefinitely.

Deferred tax liabilities

Deferred tax liabilities have not been recognised for tax that may be payable if earnings of certain subsidiaries were remitted to the UK. Such amounts are either reinvested for the foreseeable future or can be remitted free of tax. Unremitted earnings totalled £689 million (2005: £609 million).

Future transfers from Scottish Widows plc’s long-term business funds to its Shareholder Fund will be subject to a shareholder tax charge. Under IAS 12, no provision is required to be made to the extent that the timing of such transfers is under Scottish Widows plc’s control. Accordingly, deferred tax liabilities of £110 million (2005: £110 million) have not been recognised.

37 Other provisions

	Provisions for contingent liabilities and commitments £m	Customer remediation provisions £m	Vacant leasehold property and other £m	Total £m

At 1 January 2006	33	194	141	368
Exchange and other adjustments	—	—	3	3
Provisions applied	(1)	(93)	(22)	(116)
Amortisation of discount	—	—	4	4
Charge (release) for the year	(5)	—	5	—

At 31 December 2006	27	101	131	259

Provisions for contingent liabilities and commitments

Provisions are held in cases where the Group is irrevocably committed to provide additional funds, but where there is doubt as to the potential borrower’s ability to meet its repayment obligations.

Customer remediation provisions

The Group has established provisions for the estimated cost of making redress payments to customers in respect of past product sales, in those cases where the original sales processes have been found to be deficient. During 2006 management have reviewed the adequacy of the provisions held having regard to current complaint volumes and the level of payments being made and are satisfied that no additional charge is required (in 2005 a charge of £150 million was made; in 2004 a charge of £112 million was made).

At 31 December 2006 the remaining provisions held relate to past sales of a number of products, including mortgage endowment policies, sold through the branch networks of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester and underwritten by life assurance companies within the Group and also by third parties. The principal assumptions that are made in the assessment of the adequacy of the provision relate to the number of cases that are likely to require redress, taking into account any time barring, and the estimated average cost per case. The ultimate cost and timing of the payments remains highly uncertain and will be influenced by external factors beyond the control of management, such as regulatory actions, media interest and the performance of the financial markets. However, it is expected that the majority of the remaining expenditure will be incurred over the next year.

Vacant leasehold property and other

Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income, compared to the head rent, and the possibility of disposing of the Group’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on an annual basis and will normally run off over the period of under-recovery of the leases concerned, currently averaging three years; where a property is disposed of earlier than anticipated, any remaining balance in the provision relating to that property is released.

The Group also carries provisions in respect of its obligations relating to UIC Insurance Company Limited (‘UIC’), which is in provisional liquidation. The Group has indemnified a third party against losses in the event that UIC does not honour its obligations under a reinsurance contract, which is subject to asbestosis and pollution claims in the US. The ultimate cost of settling the Group’s exposure in respect of the insurance business of UIC and the timing remains uncertain. The provision held represents management’s current best estimate of the cost after having regard to the financial condition of UIC and actuarial estimates of future claims.

Notes to the group accounts

38 Subordinated liabilities

	Note	2006 £m	2005 £m

Preferred securities
6.90% Perpetual Capital Securities callable 2007 (US$1,000 million)	b, e	483	553
Fixed/Floating Rate Non-Cumulative Callable Preference Shares callable 2015 (£600 million)	a	587	—
Fixed/Floating Rate Non-Cumulative Callable Preference Shares callable 2016 (US$1,000 million)	a	504	—
6% Non-cumulative Redeemable Preference Shares	m	—	—
6.625% Perpetual Capital Securities callable 2006 (€750 million)	b, d	—	518
Euro Step-up Non-Voting Non-Cumulative Preferred Securities callable 2012 (€430 million)	b, k	312	337
6.35% Step-up Perpetual Capital Securities callable 2013 (€500 million)	b, d, i	345	371
Sterling Step-up Non-Voting Non-Cumulative Preferred Securities callable 2015 (£250 million)	b, l	248	248
4.385% Step-up Perpetual Capital Securities callable 2017 (€750 million)	b, d, i	478	522
		2,957	2,549
Undated subordinated liabilities
Primary Capital Undated Floating Rate Notes:	b, c
Series 1 (US$750 million)		383	436
Series 2 (US$500 million)		255	291
Series 3 (US$600 million)		306	349
11 3/4% Perpetual Subordinated Bonds (£100 million)		100	100
5 5/8% Undated Subordinated Step-up Notes callable 2009 (€1,250 million)	b, i	845	892
Undated Step-up Floating Rate Notes callable 2009 (€150 million)	b, c	101	103
6 5/8% Undated Subordinated Step-up Notes callable 2010 (£410 million)	b, h	408	407
5.125% Step-up Perpetual Subordinated Notes callable 2015 (£560 million)	b, f	525	553
5.57% Undated Subordinated Step-up Coupon Notes callable 2015 (¥20,000 million)	b, j	107	127
5.125% Undated Subordinated Step-up Notes callable 2016 (£500 million)	b	475	501
6 1/2% Undated Subordinated Step-up Notes callable 2019 (£270 million)	b, h	255	269
8% Undated Subordinated Step-up Notes callable 2023 (£200 million)	b, h	189	202
6 1/2% Undated Subordinated Step-up Notes callable 2029 (£450 million)	b, h	447	457
6% Undated Subordinated Step-up Guaranteed Bonds callable 2032 (£500 million)	b, h	467	497
		4,863	5,184
Dated subordinated liabilities
8 1/2% Subordinated Bonds 2006 (£250 million)		—	250
7 3/4% Subordinated Bonds 2007 (£300 million)		300	300
5 1/4% Subordinated Notes 2008 (DM 750 million)		260	274
10 5/8% Guaranteed Subordinated Loan Stock 2008 (£100 million)	g	100	100
9 1/2% Subordinated Bonds 2009 (£100 million)		99	99
6 1/4% Subordinated Notes 2010 (€400 million)		283	303
12% Guaranteed Subordinated Bonds 2011 (£100 million)	g	100	100
9 1/8% Subordinated Bonds 2011 (£150 million)		149	149
4 3/4% Subordinated Notes 2011 (€850 million)		562	597
5 7/8% Subordinated Guaranteed Bonds 2014 (€750 million)		560	606
5 7/8% Subordinated Notes 2014 (£150 million)		149	148
6 5/8% Subordinated Notes 2015 (£350 million)		330	345
Subordinated Step-up Floating Rate Notes 2016 callable 2011 (£300 million)	c	300	300
Subordinated Step-up Floating Rate Notes 2016 callable 2011 (€500 million)	c	336	343
Subordinated Floating Rate Notes 2020 (€100 million)	c	67	68
5.75% Subordinated Step-up Notes 2025 callable 2020 (£350 million)		328	346
9 5/8% Subordinated Bonds 2023 (£300 million)		329	341
		4,252	4,669

Total subordinated liabilities		12,072	12,402

These liabilities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer.

Notes to the group accounts

38 Subordinated liabilities (continued)

a)

These securities were issued during 2006 primarily to finance the development and expansion of the business of the Group. Any repayment of preference shares would require prior notification to the Financial Services Authority. The sterling preference shares can be redeemed at the option of the Company on 25 August 2015 or quarterly thereafter; at this call date, dividends will be reset at a margin of 1.28 per cent over 3 month LIBOR. The US dollar preference shares can be redeemed at the option of the Company on 14 November 2016 or every 10 years thereafter; at this call date, dividends will be reset at a margin of 1.035 per cent over 3 month LIBOR. In certain circumstances, the shares may be mandatorily exchanged for qualifying non-innovative tier 1 securities. The Company may declare no dividend or a partial dividend on these preference shares. Dividends may be reduced if the distributable profits of the Company are insufficient to cover the payment in full of the dividends and also the payment in full of all other dividends on shares issued by the Company.

b)

In certain circumstances, these notes, bonds and securities would acquire the characteristics of preference share capital. Any repayments of undated loan capital would require prior notification to the Financial Services Authority. They are accounted for as liabilities since coupon payments are mandatory as a consequence of the terms of certain preference shares.

c)	These notes bear interest at rates fixed periodically in advance based on London Interbank rates.

d)

In certain circumstances the interest payments on these securities can be deferred although in this case neither Lloyds TSB Bank plc nor Lloyds TSB Group plc can declare or pay a dividend until any deferred payments have been made. In the event of a winding up of Lloyds TSB Bank plc, these securities will acquire the characteristics of preference shares.

e)

In certain circumstances the interest payments on these securities can be deferred although in this case neither Lloyds TSB Bank plc nor Lloyds TSB Group plc can declare or pay a dividend until payments are resumed. Any deferred payments will be made good on redemption of the securities. The securities can be redeemed at par at the option of Lloyds TSB Bank plc on or after 22 November 2007.

f)

In certain circumstances the interest payments on these securities can be deferred although in this case Scottish Widows plc cannot declare or pay a dividend until any deferred payments have been made.

g)	Issued by a group undertaking under the Company’s subordinated guarantee.

h)	At the callable date the coupon on these notes will be reset by reference to the applicable five year benchmark gilt rate.

i)	In the event that these notes are not redeemed at the callable date, the coupon will be reset to a floating rate.

j)	In the event that these notes are not redeemed at the callable date, the coupon will be reset to a margin of 1.60 per cent over the five year Yen swap rate.

k)

These securities constitute limited partnership interests in Lloyds TSB Capital 1 L.P., a Jersey limited partnership in which Lloyds TSB (General Partner) Limited, a wholly owned subsidiary, is the general partner. Non-cumulative income distributions accrue at a fixed rate of 7.375 per cent per annum up to 7 February 2012; thereafter they will accrue at a margin of 2.33 per cent over EURIBOR. This issue was made under the limited subordinated guarantee of Lloyds TSB Bank plc. In certain circumstances these preferred securities will be mandatorily exchanged for preference shares in Lloyds TSB Group plc. Lloyds TSB Group plc has entered into an agreement whereby dividends may only be paid on its ordinary shares if sufficient distributable profits are available for distributions due in the financial year on these preferred securities.

l)

These securities constitute limited partnership interests in Lloyds TSB Capital 2 L.P., a Jersey limited partnership in which Lloyds TSB (General Partner) Limited, a wholly owned subsidiary, is the general partner. Non-cumulative income distributions accrue at a fixed rate of 7.834 per cent per annum up to 7 February 2015; thereafter they will accrue at a margin of 3.50 per cent over a rate based on the yield of specified UK government stock. This issue was made under the limited subordinated guarantee of Lloyds TSB Bank plc. In certain circumstances these preferred securities will be mandatorily exchanged for preference shares in Lloyds TSB Group plc. Lloyds TSB Group plc has entered into an agreement whereby dividends may only be paid on its ordinary shares if sufficient distributable profits are available for distributions due in the financial year on these preferred securities.

m)

Throughout 2005 and 2006, the Company has had in issue 400 6 per cent non-cumulative preference shares of 25p each. The shares, which are redeemable at the option of the Company at any time, carry the rights to a fixed rate non-cumulative preferential dividend of 6 per cent per annum; no dividend shall be payable in the event that the directors determine that prudent capital ratios would not be maintained if the dividend were paid. Upon winding up, the shares rank equally with any other preference shares issued by the Company.

39 Share capital

	2006	2005	2004

Authorised share capital
Sterling	£m	£m	£m
6,911 million Ordinary shares of 25p each	1,728	1,728	1,728
79 million Limited voting ordinary shares of 25p each	20	20	20
175 million Preference shares of 25p each	44	44	44

	1,792	1,792	1,792

US dollars	US$m	US$m	US$m
160 million Preference shares of US$25 cents each	40	40	40

Euro	€m	€m	€m
160 million Preference shares of €25 cents each	40	40	40

Japanese yen	¥m	¥m	¥m
50 million Preference shares of ¥25 each	1,250	1,250	1,250

Notes to the group accounts

39 Share capital (continued)

Issued and fully paid ordinary shares

	2006 Number of shares	2005 Number of shares	2004 Number of shares	2006 £m	2005 £m	2004 £m

Ordinary shares of 25p each
At 1 January	5,602,613,600	5,596,397,111	5,593,737,422	1,400	1,399	1,398
Issued under employee share schemes	35,350,837	6,216,489	2,659,689	9	1	1

At 31 December	5,637,964,437	5,602,613,600	5,596,397,111	1,409	1,400	1,399
Limited voting ordinary shares of 25p each
At 1 January and 31 December	78,947,368	78,947,368	78,947,368	20	20	20

				1,429	1,420	1,419

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

Issued and fully paid preference shares

During 2004, the Company issued 400 6 per cent non-cumulative redeemable preference shares of 25p each. The shares, which are redeemable at the option of the Company at any time, carry the rights to a fixed rate non-cumulative preferential dividend at a rate of 6 per cent per annum; no dividend shall be payable in the event that the directors determine that prudent capital ratios would not be maintained if the dividend were paid. Upon winding up, the shares rank equally with any other preference shares issued by the Company. In accordance with IFRS, these shares have been reported within liabilities since 1 January 2005.

In addition, during 2006 the Company issued 600,000 Fixed/Floating Rate Non-Cumulative Callable Preference Shares of 25 pence each with a liquidation preference of £1,000 per share and 1,000,000 Fixed/Floating Rate Non-Cumulative Callable Preference Shares of 25 cents each with a liquidation preference of US$1,000 per share. Both issues of preference shares are perpetual, although the two issues can be redeemed at the option of the Company on or after 25 August 2015 and 14 November 2016 respectively and carry the right to non-cumulative dividends which are fixed until those first redemption dates. The terms of these two issues of preference shares are such that the Company cannot declare and pay a dividend on any other junior class of share (including the mandatory dividend on the 400 6 per cent non-cumulative redeemable preference shares mentioned above) until the coupon has been paid on these preference shares. As the Company is effectively committed to the payment of a coupon on these shares they are classified as liabilities on the balance sheet in accordance with IFRS (see note 38).

40 Share premium account

	2006 £m	2005 £m	2004 £m

At 1 January	1,170	1,145	1,136
Premium arising on issue of shares under share option schemes	96	25	9

At 31 December	1,266	1,170	1,145

41 Other reserves

	2006 £m	2005 £m	2004 £m

Other reserves comprise:
Merger reserve	343	343	343
Revaluation reserve in respect of available-for-sale financial assets	—	29

Cash flow hedging reserve	12	11

	355	383	343

Movements in other reserves were as follows:

	2006 £m	2005 £m	2004 £m

Merger reserve
At 1 January and 31 December	343	343	343

Notes to the group accounts

41 Other reserves (continued)

	2006 £m		2005 £m

Revaluation reserve in respect of available-for-sale financial assets
At 1 January (following, in 2005, the implementation of IAS 32 and IAS 39; see note 50)	29		28
Exchange and other adjustments	2		(7)
Change in fair value of available-for-sale financial assets	(10)		11
Deferred tax	—		2
	(10)		13
Income statement transfer
Disposal	(22)		(5)
Current tax	1		—
	(21)		(5)

At 31 December	—		29

	2006 £m		2005 £m

Cash flow hedging reserve
At 1 January (following, in 2005, the implementation of IAS 32 and IAS 39; see note 50)	11		—
Change in fair value of hedging derivatives	—		4
Deferred tax	—		(1)
	—		3
Income statement transfer	1		12
Deferred tax	—		(4)
	1		8

At 31 December	12		11

42 Retained profits

	2006 £m	2005 £m	2004 £m

At 1 January	7,222	8,140	7,646
Restatement on implementation of IAS 32, IAS 39 and IFRS 4 (see note 50)		(1,586)

At 1 January – restated		6,554
Currency translation differences (see analysis below)	(31)	24	(12)
Profit for the year	2,803	2,493	2,392
Dividends	(1,919)	(1,914)	(1,913)
Purchase/sale of treasury shares	(35)	18	8
Employee share option schemes – value of employee services	65	47	19

At 31 December	8,105	7,222	8,140

Retained profits are stated after deducting £87 million (2005: £73 million; 2004: £94 million) representing 15 million (2005: 14 million; 2004: 18 million) treasury shares held.

Value of employee services includes a credit of £31 million (2005: £31 million; 2004: £30 million) reflecting the income statement charge in respect of SAYE and executive options, together with a related tax credit of £34 million (2005: credit of £16 million; 2004: charge of £11 million). Purchase/sale of treasury shares includes a credit of £27 million (2005: £45 million; 2004: £35 million) relating to the cost of other share scheme awards.

The movements over the year in the cumulative amount of foreign exchange differences taken directly to retained profits are as follows:

	2006 £m	2005 £m	2004 £m

At 1 January	12	(12)

Currency translation differences arising in the year	(108)	24	(12)
Foreign currency gains on net investment hedges	110	—	—
Current tax	(33)	—	—
	77	—	—

At 31 December	(19)	12	(12)

Notes to the group accounts

43 Ordinary dividends

	2006 Pence per share	2005 Pence per share	2004 Pence per share	2006 £m	2005 £m	2004 £m

Final dividend for previous year paid during the current year	23.5	23.5	23.5	1,316	1,315	1,314
Interim dividend	10.7	10.7	10.7	603	599	599

	34.2	34.2	34.2	1,919	1,914	1,913

The directors have proposed a final dividend of 23.5 pence per share (2005: 23.5 pence per share; 2004: 23.5 pence per share) representing a total cost of £1,324 million (2005: £1,316 million; 2004: £1,315 million) which will be paid on 2 May 2007.

The Bank of New York Nominees have waived the right to all dividends on the Lloyds TSB Group plc shares that they hold (holding at 31 December 2006: 10 shares).

In addition, the trustees of the following holdings of Lloyds TSB Group plc shares in relation to employee share schemes retain the right to receive dividends but chose to waive their entitlement to the dividends on those shares as indicated: the Lloyds TSB Group Shareplan (holding at 31 December 2006: 1,138,311 shares, waived right to all dividends), the Lloyds TSB Group Employee Share Ownership Trust (holding at 31 December 2006: 898,320 shares, waived right to all dividends), Lloyds TSB Group Holdings (Jersey) Limited (holding at 31 December 2006: 41,801 shares, waived right to all but a nominal amount of 1 penny in total) and the Lloyds TSB Qualifying Employee Share Ownership Trust (holding at 31 December 2006: 1,364 shares, waived right to all but a nominal amount of 1 penny in total).

44 Share based payments

Charge to the income statement

The charge to the income statement is set out below:
	2006 £m	2005 £m	2004 £m

Executive and SAYE schemes:
Options granted in the year	6	4	3
Options granted in prior years	25	27	27
	31	31	30
Share incentive plan:
Shares granted in the year	12	24	19
Shares granted in prior years	15	21	16
	27	45	35

	58	76	65

During the year ended 31 December 2006 the Group operated the following share based payment schemes, all of which are equity settled.

Executive schemes

The Executive share option schemes were long-term incentive schemes available to certain senior executives of the Group, with grants usually made annually. Options were granted within limits set by the rules of the schemes relating to the number of shares under option and the price payable on the exercise of options. The last grant of executive options was made in March 2005. These options were granted without a performance multiplier and the maximum limit for the grant of options in normal circumstances was three times annual salary. Between April 2001 and August 2004, the aggregate value of the award based upon the market price at the date of grant could not exceed four times the executive’s annual remuneration and, normally, the limit for the grant of options to an executive in any one year would be equal to 1.5 times annual salary with a maximum performance multiplier of 3.5. Prior to 18 April 2001, the normal limit was equal to one year’s remuneration and no performance multiplier was applied.

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

Notes to the group accounts

44 Share based payments (continued)

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

Options granted to senior executives other than executive directors are not so highly leveraged and, as a result, different performance multipliers are applied to their options. For the majority of executives, options are granted with the performance condition but no performance multiplier.

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

Movements in the number of share options outstanding under the Executive share option schemes during 2005 and 2006 are set out below:

	2006		2005

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	43,977,411	485.35	39,289,430	515.95
Granted	—	—	10,869,357	474.23
Exercised	(328,218)	437.03	(202,708)	273.37
Forfeited	(11,189,600)	560.77	(5,978,668)	673.41

Outstanding at 31 December	32,459,593	459.84	43,977,411	485.35

Exercisable at 31 December	819,139	744.90	1,430,218	685.23

The weighted average share price at the time that the options were exercised during 2006 was 552.29 pence (2005: 490.15 pence). The weighted average remaining contractual life of options outstanding at the end of the year was 6.8 years (2005: 7.4 years).

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

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2006		2005

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	114,459,474	314.17	122,115,907	321.71
Granted	19,301,716	418.00	9,610,466	380.00
Exercised	(35,148,982)	294.84	(6,086,150)	418.80
Forfeited	(3,440,257)	339.47	(4,404,042)	315.36
Cancelled	(3,984,599)	427.14	(3,722,135)	415.76
Expired	(967,208)	503.13	(3,054,572)	488.49

Outstanding at 31 December	90,220,144	335.94	114,459,474	314.17

Exercisable at 31 December	889,479	475.41	2,153,227	497.86

The weighted average share price at the time that the options were exercised during 2006 was 524.36 pence (2005: 465.51 pence). The weighted average remaining contractual life of options outstanding at the end of the year was 2.2 years (2005: 2.2 years).

Notes to the group accounts

44 Share based payments (continued)

Other share option plans

Lloyds TSB Group Executive Share Plan 2003

The plan was adopted in December 2003 and under the plan share options may be granted to senior employees, who may also be directors of Lloyds TSB Group. Options granted to date under this scheme were granted specifically to facilitate recruitment. Options granted under this plan are not subject to any performance conditions.

	2006		2005

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	268,918	Nil	206,647	Nil
Granted	165,395	Nil	62,271	Nil
Exercised	(77,190)	Nil	—	—

Outstanding at 31 December	357,123	Nil	268,918	Nil

The weighted average fair value of options granted in the year was £4.58 (2005: £4.18; 2004: £3.69). The weighted average share price at the time that the options were exercised during 2006 was 557.25 pence. No options outstanding at 31 December were exercisable. The weighted average remaining contractual life of options outstanding at the end of the year was 2.0 years (2005: 1.9 years).

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

	2006		2005

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	242,825	Nil	—	—
Granted	—	—	242,825	Nil

Outstanding at 31 December	242,825	Nil	242,825	Nil

The weighted average fair value of options granted in 2005 was £3.63. No options outstanding at 31 December were exercisable. The weighted average remaining contractual life of options outstanding at the end of the year was 1.9 years (2005: 2.9 years).

Long-Term Incentive Plan

The Long-Term Incentive Plan introduced in 2006 is a long-term incentive scheme aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of the Group over a three year period. Awards are made within limits set by the rules of the plan, with the limits determining the maximum number of shares that can be awarded equating to three times annual salary, in exceptional circumstances this may increase up to four times annual salary.

For awards made in 2006 there are two performance conditions measured over a performance period commencing on 1 January 2006 and ending on 31 December 2008.

50 per cent of the award will be based on a condition measuring the Group’s total shareholder return (calculated by reference to both dividends and growth in share price) against a comparator group of 15 companies including Lloyds TSB Group plc. To vest in full, the Group’s total shareholder return must exceed the median of the total shareholder return of the comparator group by an average of 7.5 per cent per annum. 8.75 per cent of the award will vest where the Group’s total shareholder return is equal to the median and vesting will be on a straight-line basis between these points. Where the Group’s total shareholder return is below the median, this part of the award will lapse.

The remaining 50 per cent of the award will be based on earnings per share growth calculated on a compound annualised basis. For the award to vest in full, the earnings per share growth over the performance period must be at least equivalent to an average of the Retail Price Index plus 6 per cent per annum. 8.75 per cent of the award will vest where earnings per share growth is an average of the Retail Price Index plus 3 per cent per annum and vesting will be on a straight-line basis between these points. Where the earnings per share growth is less than an average of the Retail Price Index plus 3 per cent per annum this part of the award will lapse.

2006 Number of shares

Outstanding at 1 January	—
Granted	5,852,386
Forfeited	(64,278)

Outstanding at 31 December	5,788,108

The fair value of the share awards granted in 2006 was £2.96.

Notes to the group accounts

44 Share based payments (continued)

Performance share plan

Under the performance share plan, introduced during 2005, participating executives will be eligible for an award of free shares, known as performance shares, to match the bonus shares awarded as part of their 2004 and 2005 bonus. The maximum match will be two performance shares for each bonus share, awarded at the end of a three year period. The actual number of shares awarded will depend on the Group’s total shareholder return performance measured over a three year period, compared to other companies in the comparator group. The maximum of two performance shares for each bonus share will be awarded only if the Group’s total shareholder return performance places it first in the comparator group; one performance share for each bonus share will be granted if the Group is placed fifth; and one performance share for every two bonus shares if the Group is placed eighth (median). Between first and fifth, and fifth and eighth, sliding scales will apply. If the total shareholder return performance is below median, no performance shares will be awarded. There will be no retest. Whilst income tax is deducted from the bonus before deferral into the plan, where a match of performance shares is justified, these shares will be awarded as if income tax had not been deducted.

	2006 Number of shares	2005 Number of shares

Outstanding at 1 January	826,438	—
Granted	1,035,564	854 ,116
Forfeited	(12,900)	(27,678)

Outstanding at 31 December	1,849,102	826,438

The fair value of the matching element of the performance shares awarded during 2006 was £1.92 (2005: £1.78).

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and number of options outstanding for the option schemes were as follows:

	Executive schemes			SAYE schemes			Other share option plans

	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

31 December 2006
Exercise price range
£0 to £2	—	—	—	—	—	—	Nil	1.9	599,948
£2 to £3	—	—	—	284.00	1.8	45,234,578	—	—	—
£3 to £4	394.25	6.2	6,265,105	345.97	2.3	23,320,638	—	—	—
£4 to £5	444.24	7.7	22,497,465	422.94	3.1	20,125,284	—	—	—
£5 to £6	541.32	2.6	1,424,507	571.24	0.7	1,522,876	—	—	—
£6 to £7	652.98	4.2	1,332,177	—	—	—	—	—	—
£7 to £8	—	—	—	718.00	0.2	16,768	—	—	—
£8 to £9	873.12	1.7	940,339	—	—	—	—	—	—

	Executive schemes			SAYE schemes			Other share option plans

	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

31 December 2005
Exercise price range
£0 to £2	—	—	—	—	—	—	Nil	2.2	511,743
£2 to £3	—	—	—	284.00	2.0	78,553,860	—	—	—
£3 to £4	393.33	7.1	10,112,857	346.71	3.1	28,535,928	—	—	—
£4 to £5	444.04	8.6	24,177,788	469.50	1.4	3,415,737	—	—	—
£5 to £6	542.22	3.7	2,320,524	544.77	1.1	3,821,055	—	—	—
£6 to £7	652.79	5.1	1,823,756	632.00	0.2	95,572	—	—	—
£7 to £8	715.04	6.2	4,111,758	720.20	1.0	37,322	—	—	—
£8 to £9	868.08	2.8	1,430,728	—	—	—	—	—	—

The weighted average fair value of options granted during the year was £nil (2005: £0.67; 2004: £0.47) for executive options and £1.00 (2005: £0.98; 2004: £0.92) for SAYE options. The values for executive options have been determined using a binomial model that uses a stochastic projection model to determine the effect of the market based conditions. The values for the SAYE options have been determined using a standard Black-Scholes model. The fair value calculations are based on the following assumptions:

Notes to the group accounts

44 Share based payments (continued)

	SAYE	Other option schemes	Other share plans

Risk-free interest rate	4.44%	4.55%	4.79%
Expected life	3.5 years	2.9 years	3.0 years
Expected volatility	23%	21%	19%
Expected dividend yield	6.5%	6.2%	6.7%
Weighted average share price	£5.23	£5.50	£5.15
Weighted average exercise price	£4.18	—	—
Expected forfeitures	6%	5%	5%

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

Share incentive plan

Free shares

An award of shares may be made annually to employees based on a percentage of the employees’ salary in the preceding year up to maximum of £3,000. The percentage is normally announced concurrently with the Group’s annual results and the price of the shares awarded is announced at the time of grant. The shares awarded are held in trust for a mandatory period of three years on the employees’ behalf. The award is subject to a non-market based condition: if an employee leaves the Group within this three year period for other than a ‘good’ reason, all of the shares awarded will be forfeited (for awards made up to April 2005, only a portion of the shares would be forfeited: 75 per cent within one year of the award, 50 per cent within two years and 25 per cent within three years).

The number of shares awarded relating to free shares in 2006 was 7,725,195 (2005: 8,748,521), with an average fair value of £5.28 (2005: £4.57; 2004: £4.27), based on the market price at the date of award.

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

The number of shares awarded relating to matching shares in 2006 was 2,036,423 (2005: 2,296,575), with an average fair value of £5.40 (2005: £4.73; 2004: £4.28), based on market prices at the date of award.

Notes to the group accounts

45	Related party transactions

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds TSB Group plc group executive committee together with its non-executive directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2006 £m	2005 £m	2004 £m

Compensation
Salaries and other short-term benefits	14	11	10
Post-employment benefits	3	3	3
Termination benefits	—	—	1
Share based payments	3	2	2

	20	16	16

	2006 million	2005 million	2004 million

Share options
At 1 January	12	12	10
Granted (including options of appointed directors)	—	3	5
Exercised/lapsed (including options of retired directors)	(1)	(3)	(3)

At 31 December	11	12	12

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2006 £m	2005 £m	2004 £m

Loans
At 1 January	3	3	3
Advanced	—	1	1
Interest	—	—	—
Repayments	(1)	(1)	(1)

At 31 December	2	3	3

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 5.1 per cent and19.9 per cent in 2006 (2005: 4.6 per cent and 17.9 per cent; 2004: 5.4 per cent and 17.9 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2005: £nil; 2004: £nil).

	2006 £m	2005 £m	2004 £m

Deposits
At 1 January	5	2	2
Placed	12	22	5
Interest	—	—	—
Withdrawn	(12)	(19)	(5)

At 31 December	5	5	2

Deposits placed by key management personnel attracted interest rates of up to 5.2 per cent (2005: 4.5 per cent; 2004: 4.8 per cent).

At 31 December 2006, the Group provided guarantees totalling £19,744 in respect of one director (2005: £19,744 in respect of one director; 2004: £nil).

At 31 December 2006, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £2 million with four directors and four connected persons (2005: £3 million with four directors and three connected persons; 2004: £3 million with four directors and their connected persons).

Subsidiaries

Details of the principal subsidiaries are given in note 53d. In accordance with IAS 27 transactions and balances with subsidiaries that have been eliminated on consolidation are not reported.

Other related party disclosures

At 31 December 2006, the Group’s pension funds had call deposits with Lloyds TSB Bank plc amounting to £19 million (2005: £14 million).

The Group manages 89 (2005: 86) Open Ended Investment Companies (‘OEICs’), and of these 38 (2005: 36) are consolidated. The Group invested £372 million (2005: £345 million) and redeemed £237 million (2005: £265 million) in the unconsolidated OEICs during the year and had investments, at fair value, of £1,746 million (2005: £2,074 million) at 31 December. The Group earned fees of £149 million from the unconsolidated OEICs (2005: £85 million; 2004: £78 million). The Company held no investments in OEICs at any time during 2005 or 2006.

The Group has a number of venture capital associates that it accounts for at fair value through profit or loss. At 31 December 2006, these companies had total assets of approximately £1,625 million (2005: £1,194 million), total liabilities of approximately £1,609 million (2005: £1,072 million) and for the year ended 31 December 2006 had turnover of £2,409 million (2005: £1,782 million) and made a net loss of approximately £5 million (2005: net profit £36 million; 2004: net profit of £42 million). In addition, the Group has provided £460 million (2005: £363 million) of financing to these companies on which it received £20 million (2005: £19 million; 2004: £13 million) of interest income in the year.

Notes to the group accounts

46	Contingent liabilities and commitments

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

Performance bonds and other transaction-related contingencies (which include bid or tender bonds, advance payment guarantees, VAT Customs & Excise bonds and standby letters of credit relating to a particular contract or non-financial transaction) are undertakings where the requirement to make payment under the guarantee depends on the outcome of a future event.

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

	2006 £m	2005 £m

Contingent liabilities
Acceptances and endorsements	63	35
Guarantees	–*	9,373
Other:
Other items serving as direct credit substitutes	618	550
Performance bonds and other transaction-related contingencies	2,096	1,737
	2,714	2,287

	2,777	11,695

*	As indicated in note 1, since 1 January 2006 all of the Group’s financial guarantee contracts have been accounted for as financial instruments and measured at fair value on the Group’s balance sheet.

The contingent liabilities of the Group, as detailed above, arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2006 £m	2005 £m

Commitments
Documentary credits and other short-term trade-related transactions	374	283
Forward asset purchases and forward deposits placed	5,764	277
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year maturity:
Mortgage offers made	4,071	2,983
Other commitments	49,731	55,310
	53,802	58,293
1 year or over maturity	28,477	24,123

	88,417	82,976

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend £51,288 million (2005: £43,094 million) was irrevocable.

Notes to the group accounts

46	Contingent liabilities and commitments (continued)

Operating lease commitments

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2006 £m	2005 £m

Not later than 1 year	212	216
Later than 1 year and not later than 5 years	733	784
Later than 5 years	835	1,016

	1,780	2,016

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

Finance lease commitments

Where a Group company is the lessee the future obligations payable under finance leases are as follows:

	2006 £m	2005 £m

Not later than 1 year	1	1
Later than 1 year and not later than 5 years	—	—
Later than 5 years	15	15

	16	16

Finance lease payments relate to leases of premises with a net book value of £14 million (2005: £14 million) and equipment with a net book value of £1 million (2005: £2 million). No arrangements have been entered into for contingent rental payments. The fair value of these finance lease obligations approximates their carrying amount at 31 December 2006 and 2005.

Capital commitments

Excluding commitments in respect of investment property (see note 21), capital expenditure contracted but not provided for at 31 December 2006 amounted to £75 million (2005: £223 million). Of this amount, £74 million (2005: £215 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

47	Financial risk management

Strategy in using financial instruments

The Group uses financial instruments (including derivatives) to meet the financial needs of its customers, as part of its trading activities and to reduce its own exposure to market and credit risks.

The Group accepts deposits from and makes loans to commercial and retail customers at both fixed and floating rates and for various periods. Such exposures to customers involve both on-balance sheet loans and advances and guarantees and other commitments such as letters of credit and irrevocable commitments.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; and liquidity risk. Information about the Group’s management of these risks is given on pages 39 to 64, with further disclosure provided below.

Interest rate risk

In the Group’s retail banking business interest rate risk arises from the different repricing characteristics of the assets and liabilities. Liabilities are either insensitive to interest rate movements, for example interest free or very low interest customer deposits, or are sensitive to interest rate changes but bear rates which may be varied at the Group’s discretion and that for competitive reasons generally reflect changes in the Bank of England’s base rate. There are a relatively small volume of deposits whose rate is contractually fixed for their term to maturity.

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

The interest rate risk arising from the Group’s retail banking activities is managed centrally, in part by the use of internal interest rate swaps. For accounting purposes IAS 39 does not permit the use of internal derivatives in hedge relationships and, although economically the position is hedged, this leads to volatility in the income statement. In response to this the Group has created a function the purpose of which is to establish accounting hedge relationships in order to reduce the volatility arising in the income statement.

The Group establishes two types of hedge accounting relationships for interest rate risk: fair value hedges and cash flow hedges. The Group is exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt, and to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The majority of the Group’s hedge accounting relationships are fair value hedges where interest rate swaps are used to hedge the interest rate risk inherent in the fixed rate mortgage portfolio. At 31 December 2006 the aggregate notional principal of interest rate swaps designated as fair value hedges was £37,378 million (2005: £39,568 million) with a net fair value liability of £110 million (2005: £245 million) (see note 16). In addition the Group has a small number of cash flow hedges which are primarily used to hedge the variability in the cost of funding within the wholesale business. These cash flows are expected to occur over the next six years and will be reported in the income statement as they take place. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2006 was £569 million (2005: £648 million) with a net fair value liability of £8 million (2005: £18 million) (see note 16).

Notes to the group accounts

47 Financial risk management (continued)

The table below summarises the repricing mismatches of the Group’s financial assets and liabilities. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date:

	1 month or less £m	3 months or less but over 1 month £m	1 year or less but over 3 months £m	5 years or less but over 1 year £m	Over 5 years £m	Non- interest bearing £m	Total £m

As at 31 December 2006
Assets
Trading and other financial assets at fair value through profit or loss	1,455	867	1,012	5,177	21,057	38,127	67,695
Derivative financial instruments*	—	—	—	—	—	5,565	5,565
Loans and advances to banks	24,652	1,561	1,561	7,449	5,346	69	40,638
Loans and advances to customers	71,041	17,711	19,572	60,845	19,110	6	188,285
Available-for-sale financial assets	5,525	10,732	1,594	1,174	138	15	19,178
Other assets	828	48	—	—	—	21,361	22,237

Total assets	103,501	30,919	23,739	74,645	45,651	65,143	343,598

Liabilities
Deposits from banks	28,157	3,654	1,716	827	1,920	120	36,394
Customer accounts	124,726	3,444	4,802	1,809	223	4,338	139,342
Derivative financial instruments, trading and other liabilities at fair value through profit or loss*	—	—	55	467	634	5,791	6,947
Debt securities in issue	29,672	13,562	5,059	1,339	4,486	—	54,118
Liabilities arising from insurance and investment contracts	—	—	—	—	—	66,498	66,498
Other liabilities	37	27	2	—	4,583	12,071	16,720
Subordinated liabilities	737	561	750	2,806	7,218	—	12,072

Total liabilities	183,329	21,248	12,384	7,248	19,064	88,818	332,091

Net repricing gap	(79,828)	9,671	11,355	67,397	26,587	(23,675)	11,507

*	Derivative financial instruments which are exposed to interest rate risk are carried in the balance sheet at fair value and for the purposes of this analysis have been treated as non-interest bearing.

	1 month or less £m	3 months or less but over 1 month £m	1 year or less but over 3 months £m	5 years or less but over 1 year £m	Over 5 years £m	Non- interest bearing £m	Total £m

As at 31 December 2005
Assets
Trading and other financial assets at fair value through profit or loss	1,734	2,418	1,035	3,796	17,886	33,505	60,374
Derivative financial instruments*	—	—	—	—	—	5,878	5,878
Loans and advances to banks	25,107	2,483	2,923	370	57	715	31,655
Loans and advances to customers	72,912	17,048	20,327	51,044	13,594	19	174,944
Available-for-sale financial assets	1,695	8,674	1,221	1,497	1,678	175	14,940
Other assets	195	50	—	—	—	21,718	21,963

Total assets	101,643	30,673	25,506	56,707	33,215	62,010	309,754

Liabilities
Deposits from banks	23,859	4,866	1,472	131	1,070	129	31,527
Customer accounts	112,551	4,901	3,941	4,061	1,413	4,203	131,070
Derivative financial instruments, trading and other liabilities at fair value through profit or loss*	—	—	—	—	—	6,396	6,396
Debt securities in issue	20,411	8,396	3,905	1,709	4,925	—	39,346
Liabilities arising from insurance and investment contracts	—	—	—	—	—	62,907	62,907
Other liabilities	50	23	65	1	3,296	12,041	15,476
Subordinated liabilities	746	890	504	2,375	7,887	—	12,402

Total liabilities	157,617	19,076	9,887	8,277	18,591	85,676	299,124

Net repricing gap	(55,974)	11,597	15,619	48,430	14,624	(23,666)	10,630

*	Derivative financial instruments which are exposed to interest rate risk are carried in the balance sheet at fair value and for the purposes of this analysis have been treated as non-interest bearing.

Notes to the group accounts

47	Financial risk management (continued)

Currency risk

Foreign exchange exposures comprise those originating in treasury trading activities and structural foreign exchange exposures, which arise from investment in the Group’s overseas operations.

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to Group Treasury. Group Treasury calculates the associated VaR and the closing, average, maximum and minimum for 2005 and 2006 are disclosed on page 56.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to retained earnings.

The Group hedges part of the currency translation risk of a net investment in a foreign operation using a cross currency swap. At 31 December 2006 the notional principal of this cross currency swap was £2,589 million with a net fair value asset of £139 million (see note 16) and was designated on an after-tax basis as a hedge of a net investment in a foreign operation.

The structural position is managed by Lloyds TSB Group Capital Funds having regard to the currency composition of the Group’s risk-weighted assets and reported to the group asset and liability committee on a monthly basis. The Group’s main overseas operations are in the Americas and Europe. Details of the Group’s structural foreign currency exposures are as follows:

	2006 £m	2005 £m

Functional currency of Group operations:
Euro	76	80
US dollar	97	102
Swiss franc	70	56
Other non-sterling	188	183

	431	421

Credit risk

The maximum credit risk exposure of the Group in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

	2006 £m	2005 £m

Loans and advances to banks	40,639	31,656
Loans and advances to customers	190,478	177,016
Deposit amounts available for offset[1]	(6,392)	(6,414)
Impairment losses	(2,194)	(2,073)
	222,531	200,185
Available-for-sale debt securities and treasury bills	19,163	14,894
Contingent liabilities	2,777	11,695
Financial guarantees	8,139	—
Undrawn irrevocable formal standby facilities, credit lines and other commitments to lend[2]	51,288	43,094
Derivative assets, before netting	5,565	5,878
Amounts available for offset under master netting arrangements[1]	(2,761)	(3,235)
	2,804	2,643
Trading and other financial assets at fair value through profit or loss	29,568	26,869

	336,270	299,380

[1]

Deposit amounts available for offset and amounts available for offset under master netting arrangements do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

[2]	See note 46 – Contingent liabilities and commitments for further information.

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

A substantial proportion of the customer deposit base is made up of current and savings accounts which, although repayable on demand, have traditionally provided a stable source of funding. During 2006, amounts deposited by customers increased by £8,272 million from £131,070 million at 31 December 2005 to £139,342 million at 31 December 2006. These customer deposits are supplemented by the issue of subordinated loan capital and wholesale funding sources in the capital markets, as well as from direct customer contracts. Wholesale funding sources include deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, a Euro Medium-Term Note programme and commercial paper programmes. The Group has also raised wholesale funding via the issuance of Residential Mortgage Backed Securities; £10,048 million was outstanding at 31 December 2006.

The ability to sell assets quickly is also an important source of liquidity for the Group’s banking businesses. The Group holds sizeable balances of marketable debt securities which could be disposed of to provide additional funding should the need arise.

Notes to the group accounts

47	Financial risk management (continued)

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

Maturities of assets and liabilities

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m

As at 31 December 2006
Assets
Trading and other financial assets at fair value through profit or loss	886	782	905	5,589	59,533	67,695
Derivative financial instruments	559	740	1,198	1,750	1,318	5,565
Loans and advances to banks	22,491	1,349	1,539	9,807	5,452	40,638
Loans and advances to customers	28,099	8,223	10,716	40,633	100,614	188,285
Available-for-sale financial assets	652	1,301	3,446	6,919	6,860	19,178
Other assets	6,228	191	61	175	15,582	22,237

Total assets	58,915	12,586	17,865	64,873	189,359	343,598

Liabilities
Deposits from banks	28,268	3,659	1,707	818	1,942	36,394
Customer accounts	128,911	3,394	4,960	1,854	223	139,342
Derivative financial instruments, trading and other liabilities at fair value through profit or loss	932	709	751	1,972	2,583	6,947
Debt securities in issue	28,320	4,866	5,912	8,611	6,409	54,118
Liabilities arising from insurance and investment contracts	945	832	2,292	12,474	49,955	66,498
Other liabilities	5,707	325	361	274	10,053	16,720
Subordinated liabilities	—	—	300	1,553	10,219	12,072

Total liabilities	193,083	13,785	16,283	27,556	81,384	332,091

Net liquidity gap	(134,168)	(1,199)	1,582	37,317	107,975	11,507

As at 31 December 2005
Assets
Trading and other financial assets at fair value through profit or loss	520	818	1,051	6,271	51,714	60,374
Derivative financial instruments	848	617	603	1,906	1,904	5,878
Loans and advances to banks	24,372	1,513	3,955	1,357	458	31,655
Loans and advances to customers	22,999	7,696	10,859	39,132	94,258	174,944
Available-for-sale financial assets	130	1,092	1,839	6,638	5,241	14,940
Other assets	6,284	246	66	154	15,213	21,963

Total assets	55,153	11,982	18,373	55,458	168,788	309,754

Liabilities
Deposits from banks	23,839	4,778	1,710	141	1,059	31,527
Customer accounts	117,410	5,065	3,317	3,773	1,505	131,070
Derivative financial instruments	690	639	799	1,893	2,375	6,396
Debt securities in issue	20,629	8,395	3,887	1,586	4,849	39,346
Liabilities arising from insurance and investment contracts	1,030	359	1,263	9,502	50,753	62,907
Other liabilities	5,602	340	524	265	8,745	15,476
Subordinated liabilities	—	250	—	1,076	11,076	12,402

Total liabilities	169,200	19,826	11,500	18,236	80,362	299,124

Net liquidity gap	(114,047)	(7,844)	6,873	37,222	88,426	10,630

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

Because a variety of estimation techniques are employed and significant estimates made, comparisons of fair values between financial institutions may not be meaningful. Readers of these financial statements are thus advised to use caution when using this data to evaluate the Group’s financial position.

Notes to the group accounts

47 Financial risk management (continued)

Fair value information is not provided for items that do not meet the definition of a financial instrument. These items include intangible assets, such as the value of the Group’s branch network, the long-term relationships with depositors and credit card relationships; premises and equipment; and shareholders’ equity. These items are material and accordingly the Group believes that the fair value information presented does not represent the underlying value of the Group.

The valuation technique for each major category of financial instrument is discussed below.

Trading and other financial assets at fair value through profit or loss

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

Loans and advances to banks and customers

The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. The carrying value of the variable rate loans and those relating to lease financing is assumed to be their fair value. For fixed rate lending, several different techniques are used to estimate fair value, as considered appropriate. For commercial and personal customers, fair value is principally estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. The fair value for corporate loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to the market rates for similar loans of maturity equal to the remaining fixed interest rate period.

Available-for-sale financial assets

Listed securities are valued at current bid prices. Unlisted securities and other financial assets are valued based on discounted cash flows, market prices of similar instruments and other appropriate valuation techniques.

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

Trading and other liabilities at fair value through profit or loss

Fair value is determined using valuation techniques based upon market prices.

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

Financial commitments and contingent liabilities

Financial guarantees are valued on the basis of cash premiums receivable. The Group considers that it is not meaningful to provide an estimate of the fair value of other contingent liabilities and financial commitments, given the lack of an established market, the diversity of fee structures and the difficulty of separating the value of the instruments from the value of the overall transaction. Therefore only financial guarantees are included in the following table.

	Carrying value 2006 £m	Carrying value 2005 £m	Fair value 2006 £m	Fair value 2005 £m

Financial assets
Trading and other financial assets at fair value through profit or loss	67,695	60,374	67,695	60,374
Derivative financial instruments	5,565	5,878	5,565	5,878
Loans and advances to banks	40,638	31,655	40,641	31,691
Loans and advances to customers	188,285	174,944	187,977	175,554
Available-for-sale financial assets	19,178	14,940	19,178	14,940
Investment properties	4,739	4,260	4,739	4,260

Financial liabilities
Deposits from banks	36,394	31,527	36,383	31,508
Customer accounts	139,342	131,070	139,263	131,052
Trading and other liabilities at fair value through profit or loss	1,184	—	1,184	—
Derivative financial instruments	5,763	6,396	5,763	6,396
Debt securities in issue	54,118	39,346	54,070	39,352
Liabilities arising from non-participating investment contracts	24,370	21,839	24,370	21,839
Financial guarantees	49	—	49	—
Subordinated liabilities	12,072	12,402	12,767	13,262

Notes to the group accounts

48 Acquisitions

During 2006, the Group, through its Asset Finance subsidiaries, acquired two businesses engaged in consumer finance for a total consideration of £16 million, settled in cash. Goodwill of £4 million arose on these acquisitions; no significant fair value adjustments were made.

In 2005 the Group, through its subsidiary The Dutton-Forshaw Motor Company Limited, completed the purchases of the assets and trade of three separate motor dealership businesses for a total consideration of £16 million, settled in cash. Goodwill of £3 million arose on these acquisitions; no significant fair value adjustments were made.

49 Consolidated cash flow statement

(a) Change in operating assets	2006	2005	2004
	£m	£m	£m

Change in loans and advances to banks	(11,063)	(1,319)	(964)
Change in loans and advances to customers	(13,910)	(14,525)	(19,681)
Change in derivative financial instruments, trading and other financial assets at
fair value through profit or loss	(7,072)	(103)	844
Change in other operating assets	50	(1,211)	(1,534)

Change in operating assets	(31,995)	(17,158)	(21,335)

(b) Change in operating liabilities	2006	2005	2004
	£m	£m	£m

Change in deposits from banks	5,222	(8,168)	16,046
Change in customer accounts	8,523	4,619	5,676
Change in debt securities in issue	15,068	10,280	1,876
Change in derivative financial instruments, trading and other liabilities at
fair value through profit or loss	556	(3,937)	—
Change in investment contract liabilities	3,795	6,094	—
Change in other operating liabilities	(95)	1,151	2,835

Change in operating liabilities	33,069	10,039	26,433

(c) Non-cash and other items	2006	2005	2004
	£m	£m	£m

Depreciation of fixed assets	619	639	638
Revaluation of investment property	(631)	(430)	(329)
Allowance for loan losses	1,560	1,302	866
Write-off of allowance for loan losses	(1,299)	(1,078)	(854)
Impairment of goodwill	—	6	—
Insurance claims	8,569	12,186	9,622
Insurance claims paid	(7,509)	(8,269)	(5,338)
Customer remediation provision	—	150	112
Customer remediation paid	(93)	(77)	(245)
Other provision movements	(19)	(7)	—
Net charge in respect of defined benefit schemes	109	259	275
Contributions to defined benefit schemes	(556)	(425)	(374)
Other non-cash items	104	(525)	146

Total non-cash items	854	3,731	4,519
Interest expense on subordinated liabilities	744	698	601
Profit on disposal of businesses	—	(50)	21
Other	(43)	(15)	(119)
Total other items	701	633	503

Non-cash and other items	1,555	4,364	5,022

Notes to the group accounts

49 Consolidated cash flow statement (continued)

(d) Analysis of cash and cash equivalents as shown in the balance sheet	2006	2005	2004
	£m	£m	£m

Cash and balances with central banks	1,898	1,156	1,078
Less: mandatory reserve deposits[1]	(300)	(288)	(245)
	1,598	868	833

Loans and advances to banks	40,638	31,655	31,848
Less: amounts with a maturity of three months or more	(16,798)	(5,770)	(4,485)
	23,840	25,885	27,363

Total cash and cash equivalents	25,438	26,753	28,196

[1] Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents at 31 December 2006 is £9,054 million (2005: £8,860 million; 2004: £7,920 million) held within the Group’s life funds, which is not immediately available for use in the business.

(e) Analysis of changes in financing during the year	2006	2005	2004
	£m	£m	£m

Share capital (including share premium account):
At 1 January	2,590	2,564	2,554
Issue of share capital	105	26	10

At 31 December	2,695	2,590	2,564

The amounts shown as cash inflows from financing include proceeds in respect of the above issues of share capital together with a net cash inflow in 2004 of £1 million relating to transactions in own shares held in respect of employee share schemes.

	2006	2005	2004
	£m	£m	£m

Minority interests:
At 1 January	435	631	782
Adjustments on adoption of IAS 32, IAS 39 and IFRS 4		(550)

At 1 January – restated		81
Exchange and other adjustments	(4)	—	1
Capital invested by minority shareholders	—	329	—
Repayment of capital to minority shareholders	(151)	—	(151)
Minority share of profit after tax	104	62	67
Dividends to minority shareholders	(32)	(37)	(68)

At 31 December	352	435	631

	2006	2005	2004
	£m	£m	£m

Subordinated liabilities and finance leases:
At 1 January	12,418	10,273	10,469
Adjustments on adoption of IAS 32, IAS 39 and IFRS 4		959

At 1 January – restated		11,232
Exchange and other adjustments	(687)	59	(136)
Issue of subordinated liabilities	1,116	1,361	699
Repayments of subordinated liabilities	(759)	(232)	(764)
Lease financing	—	—	6
Finance lease capital repayments	—	(2)	(1)

At 31 December	12,088	12,418	10,273

Notes to the group accounts

49 Consolidated cash flow statement (continued)

(f) Acquisition of group undertakings and businesses	2006	2005	2004
	£m	£m	£m

Net assets acquired:
Loans and advances to customers	11	—	—
Other assets	1	8	—
Tangible fixed assets	—	8	—
Other liabilities	—	(3)	—

	12	13	—
Goodwill arising on consolidation	4	3	—

Net cash outflow from acquisitions in the year*	16	16	—
Payments to former members of Scottish Widows Fund and Life Assurance Society acquired during 2000	4	11	15
Deferred consideration in respect of acquisition in 2002	—	—	1

Net cash outflow from acquisitions	20	27	16

* The consideration in respect of the acquisitions in both 2005 and 2006 was settled in cash in the year concerned.

(g) Disposal and closure of group undertakings and businesses	2006	2005	2004
	£m	£m	£m

Cash and cash equivalents	—	—	46
Loans and advances to banks	—	—	132
Loans and advances to customers	—	803	257
Debt securities and treasury bills	—	—	59
Goodwill	—	93	10
Other intangible assets	—	—	9
Deposits by banks	—	—	(42)
Customer accounts	—	—	(327)
Debt securities in issue	—	—	(111)
Other net assets and liabilities	—	(946)	9

	—	(50)	42
Profit (loss) on sale and closure of businesses	—	50	(21)

Cash and cash equivalent consideration received	—	—	21
Cash and cash equivalents disposed of	—	—	(46)

Net cash outflow from disposals in the year	—	—	(25)
Consideration for 2005 disposal settled in cash	936	—	—
Adjustment to consideration received in respect of prior period disposals	—	(4)	—

Net cash inflow (outflow) from disposals	936	(4)	(25)

50 Adoption of International Financial Reporting Standards in 2005

When the Lloyds TSB Group adopted IFRS in 2005, this differed in certain respects from the Lloyds TSB Group’s previous accounting policies, which complied with UK Generally Accepted Accounting Principles (‘UK GAAP’). Comparatives for 2004 were restated in a number of respects, but certain standards (IAS 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’) were only applied prospectively from 1 January 2005. Set out below are explanations and reconciliations showing the effect of the adoption of the prospective IFRS and FRS 27 upon the Lloyds TSB Group’s previously published financial information.

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

Notes to the group accounts

50 Adoption of International Financial Reporting Standards in 2005 (continued)

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

Notes to the group accounts

50 Adoption of International Financial Reporting Standards (continued)

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

Notes to the group accounts

51 Future developments

The following pronouncements will be relevant to the Group but were not effective at 31 December 2006 and have not been applied in preparing these financial statements.

Pronouncement	Nature of change	Effective date

IFRS 7 Financial Instruments: Disclosures[1]

Consolidates the current financial instruments disclosures into a single standard and requires more detailed qualitative and quantitative disclosures about exposure to risks arising from financial instruments.

Annual periods beginning on or after 1 January 2007.

Amendment to IAS 1 Presentation of Financial Statements – Capital Disclosures	Introduces additional disclosures of the objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and compliance with capital requirements.	Annual periods beginning on or after 1 January 2007.

IFRIC 11 IFRS 2 – Group and Treasury Share Transactions[2,3]	Clarifies the application of IFRS 2 Share-based Payment to certain share-based payment arrangements involving own equity instruments and arrangements involving equity instruments of a parent entity.	Annual periods beginning on or after 1 March 2007.

IFRS 8 Operating Segments[2,3]

Replaces IAS 14 Segment Reporting and requires reporting of financial and descriptive information about operating segments which are based on how financial information is reported and evaluated internally.

Annual periods beginning on or after 1 January 2009.

[1]	Includes consequential changes to other pronouncements.

[2]	At the date of this report, these pronouncements are awaiting EU endorsement.

[3]	Pending EU endorsement, the Group has not yet made a final decision as to whether it will apply these pronouncements in the 2007 financial statements.

The full impact of these accounting changes is being assessed by the Group; none of these pronouncements are expected to cause any material adjustments to the financial statements.

Notes to the group accounts

52 Differences between IFRS and US GAAP

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

Following the implementation of Statement of Financial Accounting Standards (SFAS) 141 ‘Business Combinations’, which supersedes Accounting Principles Board (APB) Opinion 16 ‘Business Combinations’, the purchase method must be used for all business combinations initiated after 30 June 2001. For business combinations initiated before 1 July 2001, APB Opinion 16 required that a business combination be accounted for as a pooling-of-interests if two previously independent entities combined as a result of one entity issuing common stock in exchange for substantially all the common stock of the second entity provided that certain other conditions were met. If these conditions were not met, then the business combination was required to be accounted for as a purchase.

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

Following the implementation in full of SFAS 142 ‘Goodwill and Other Intangible Assets’ on 1 January 2002, goodwill arising on all acquisitions by group and associated undertakings is capitalised but not amortised and is subject to regular review for impairment. Prior to the adoption of SFAS 142, the Group accounted for goodwill under the provisions of APB 17 ‘Intangible Assets’ which required that all goodwill be capitalised and amortised over its estimated useful life, which should not exceed 40 years; the Group amortised goodwill over periods of up to 20 years. Goodwill amortised prior to the adoption of SFAS 142 is not permitted to be reinstated.

For acquisitions occurring on or after 1 July 2001, SFAS 141 requires that, when assessing the value of the assets of an acquired entity, certain identifiable intangible assets must be recognised. Such identifiable intangible assets include the asset representing the value of customer relationships, which is capitalised separately and amortised through the income statement over the estimated average life of the customer relationships. Prior to 1 July 2001, the Group applied the provisions contained within SFAS 72 ‘Accounting for Certain Transactions of Bank and Thrift Institutions’ in assessing the value of assets of an acquired financial institution.

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

SFAS 87 ‘Employers’ Accounting for Pensions’ prescribes a similar method but allows that a certain portion of actuarial gains and losses be deferred and allocated in equal amounts over the average remaining service lives of the current employees. Prior to the adoption of SFAS 158 (see below), if the fair value of plan assets fell below the accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases) an additional minimum liability was recognised.

SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and other Post Retirement Plans – an amendment of FASB Statements 87, 88, 106 and 132(R) (SFAS 158)’, was adopted by Lloyds TSB Group as at 31 December 2006. Under SFAS 158, the funded status of Lloyds TSB Group’s benefit plan (the difference between plan assets at fair value and the plan benefit obligation) is recognised on the balance sheet.

As permitted by US GAAP, Lloyds TSB Group uses the ‘corridor method’, whereby actuarial gains and losses outside a certain range are recognised in the income statement in equal amounts over the remaining service lives of current employees. That range is 10 per cent of the greater of plan assets and plan liabilities.

The adjustments on transition to SFAS 158 are recognised as a component of Accumulated other comprehensive income.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

IFRS	US GAAP

Leasing

Profits or losses arising on sale and leaseback transactions that result in an operating lease are taken to profit as they arise.

Under SFAS 28 ‘Accounting for Sales with Leasebacks’ profits or losses arising on a sale and leaseback are deferred and amortised. For leasebacks resulting in a finance lease, the amounts are amortised in proportion to the amortisation of the leased asset; for leasebacks resulting in an operating lease, the amounts are amortised in proportion to the gross rental charged to expense over the lease term.

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

SFAS 91 requires directly attributable loan origination fees and costs to be deferred and amortised over the expected life of the loan as an adjustment to yield. SFAS 91 includes within directly attributable costs certain internal costs which are directly related to specified activities performed by the lender.

Early repayment fees are recognised in income as received.

Where the interest rate increases during the term of the loan, interest income is not recognised to the extent that the net investment in the loan would increase to an amount greater than the amount at which the borrower could settle the obligation.

Property

Investment properties are carried at fair value with the change in fair value recognised in net income for the period.	Investment properties are carried at historical cost less any accumulated depreciation and impairment losses. Investment properties are depreciated over their estimated useful economic lives.

Share compensation schemes

The Group accounts for share compensation schemes based on their estimated fair values at the date of the grant in accordance with IFRS 2 ‘Share based payments’.

IFRS 2 requires that, for those option schemes that retain a service condition, where an employee withdraws from the plan but remains with the Group, irrespective of whether they contribute into a new plan, the accumulated costs incurred are reversed.

Under IFRS, the measurement of the deferred tax asset in each period is based on an estimate of the future tax deduction, if any, for the award measured at the end of each reporting period. In accordance with UK tax rules, changes in the share price impact the future tax deduction; this means that the estimate of the tax deduction is based on the current share price (its intrinsic value). The excess of the tax benefit over the tax effect of the related cumulative remuneration expense is recorded in equity.

The Group accounts for share compensation schemes based on their estimated fair values at the date of the grant in accordance with SFAS 123 (Revised 2004) ‘Share Based Payment’, which replaces SFAS 123 ‘Accounting for Stock Based Compensation’ and supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’.

SFAS 123(R) has precise requirements regarding the determination of the period over which compensation costs are recognised. This can lead to the US GAAP compensation cost being recognised over a different period than the IFRS compensation cost.

All cancellations, whether by employees or employers, are subject to an accelerated recognition of the remaining charge in the period of cancellation.

The adjustments on transition to SFAS 123(R) are recognised in the income statement.

Under US GAAP, the adjustments to the deferred tax assets to reflect increases or decreases in Lloyds TSB Group plc’s share price are not recorded. On the settlement date, the tax deduction is compared to the cumulative book compensation cost. To the extent that the tax deduction exceeds the cumulative book compensation cost, the tax benefit of the excess deduction is a windfall tax benefit. Conversely, when the tax deduction is less than the cumulative book compensation cost, a shortfall occurs.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

IFRS	US GAAP

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

Prior to the adoption of IFRS 4 and FRS 27, both insurance and investment contracts were reported at the present value of future profits of the contracts in–force at the reporting date.

Additional information on the differences between accounting for insurance activities under IFRS and US GAAP is provided within the Insurance section of this note on pages F-88 to F-90.

The present value of the profits inherent in the policies of the long–term assurance fund is not recognised upon inception of the policy. An adjustment is made for the amortisation of acquisition costs and fees.

Additional information on the differences between accounting for insurance activities under IFRS and US GAAP is provided within the Insurance section of this note on pages F-88 to F-90.

Hedging and financial instruments

IAS 39, which was adopted with effect from 1 January 2005, requires all financial assets to be classified as either (i) held at fair value through profit or loss; (ii) available-for-sale, (iii) held-to-maturity; or (iv) loans and receivables at amortised cost.

(i)      Financial assets can only be held at fair value through profit or loss if they are held for trading or designated on initial recognition as at fair value through profit or loss; the decision to classify financial assets as held at fair value through profit or loss (including trading) is irrevocable. Financial assets so designated are recognised initially at fair value and subsequently remeasured at fair value with changes in fair value recognised in the income statement.

(ii)     Available-for-sale financial assets are initially measured at fair value and subsequently remeasured at fair value with changes in fair value recognised in (a) net income to the extent that they relate to the foreign currency translation of the amortised cost of debt securities; and (b) equity for all other fair value movements. On sale, the cumulative gains or losses previously recognised in equity are recognised through the income statement.

(iii)    Financial assets can only be classified as held-to-maturity where there is the intent and the ability to hold them to maturity; they are measured at amortised cost.

(iv)    Loans and receivables not included within the above categories are held at amortised cost.

Prior to the adoption of IAS 39, all financial assets other than those designated as trading were carried at amortised cost.

Equity shares for which fair value cannot be reliably determined are measured at cost, less any provision for impairment. IFRS regards a fair value as reliable if (i) the variability in the range of reasonable fair values is not significant; and (ii) the probabilities of the various estimates within the range can be reasonably assessed.

IAS 39 permits a financial liability to be held at fair value through profit or loss if it is designated on initial recognition as at fair value through profit or loss; the decision to classify financial liabilities as held at fair value through profit or loss is irrevocable. Financial liabilities so designated are recognised initially at fair value and subsequently remeasured at fair value with changes in fair value recognised in the income statement.

Under IAS 39, an asset is deemed impaired if there is objective evidence of impairment as a result of one or more events. Market recoveries leading to a reversal of an impairment provision for debt securities are recognised in the income statement. Impairment losses for equity instruments classified as available for sale are not permitted to be reversed through the income statement.

SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’ requires that all investments in debt securities and those equity shares with readily determinable fair values be classified as (i) held for trading; (ii) available- for-sale at fair value; or (iii) held-to-maturity.

(i)

Financial assets held for trading are recognised initially at fair value and subsequently remeasured at fair value with changes in fair value recognised in the income statement. US GAAP does not permit the change in fair value of financial assets other than those that meet the definition of trading securities in SFAS 115 to be reflected in the income statement.

(ii)

Available-for-sale financial assets are initially measured at fair value and subsequently remeasured at fair value with changes in fair value, including those relating to foreign currency translation, recognised in equity. On sale, the cumulative gains or losses previously recognised in equity are recognised through the income statement.

	(iii)	Financial assets can only be classified as held-to-maturity where there is the intent and the ability to hold them to maturity; they are measured at amortised cost.

Equity shares that do not have a readily determinable fair value are measured at cost, less any provisions for impairment. Under US GAAP, the fair value of an equity security is readily determinable if sales price or bid-and-ask quotations are publicly available.

Financial liabilities are not generally measured at fair value, however SFAS 155, which was adopted from 1 January 2006, permits a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation to be held at fair value. Such hybrid financial instruments may comprise financial assets and liabilities. The change in fair value of hybrid financial instruments measured in this way is recognised in the income statement.

All securities held as available-for-sale are subject to assessment for other than temporary impairment in accordance with SFAS 115 and, for asset backed securities, in accordance with the Emerging Issues Task Force (EITF) Abstract 99-20 ‘Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitised Financial Assets’. Market recoveries on available-for-sale securities are not permitted to be reversed through the income statement.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

IFRS	US GAAP

Hedging and financial instruments (continued)

IAS 39 requires that all derivatives be recognised at fair value. Changes in the fair value of derivatives that are not hedges are reported in the income statement. Changes in the fair value of derivatives that are designated as hedges are either offset against the change in fair value of the hedged asset or liability through earnings or recognised directly in equity until the hedged item is recognised in earnings, depending on the nature of the hedge. The ineffective portion of the hedge’s change in fair value is immediately recognised in earnings. A derivative may only be classified as a hedge if an entity meets stringent qualifying criteria in respect of documentation and hedge effectiveness.

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

SFAS 133 ‘Accounting for Derivative Instruments and for Hedging Activities’ requires that all derivatives be recognised at fair value. Changes in the fair value of derivatives that are not designated as hedges are reported in the income statement. Changes in the fair value of derivatives that are designated as hedges are either offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognised in other comprehensive income until the hedged item is recognised in earnings, depending on the nature of the hedge. The ineffective portion of a hedge’s change in fair value is immediately recognised in earnings. A derivative may only be classified as a hedge if an entity meets stringent qualifying criteria in respect of documentation and hedge effectiveness.

SFAS 133 further requires a derivative that is embedded within another instrument to be separated from the host contract and fair valued if it is not deemed to be clearly and closely related to the host. If the derivative cannot be reliably separated, SFAS 133 requires the entire instrument to be fair valued.

Positions which achieve hedge accounting under IFRS do not necessarily meet hedge accounting conditions under US GAAP. Any positions designated as hedges under US GAAP must have SFAS 133 compliant documentation.

Acceptances

Acceptances are not recorded on the balance sheet.	Acceptances and the related customer liabilities are recorded on the balance sheet.

Own shares

Own shares held are reclassified as Treasury stock and deducted from shareholders’ equity, where the Lloyds TSB Group has an economic interest.	All own shares held are reclassified as Treasury stock and deducted from shareholders’ equity in accordance with the AICPA Accounting Research Bulletin (ARB) 51 ‘Consolidated Financial Statements’.

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

Under SFAS 114 ‘Accounting by Creditors for Impairment of a Loan’ an asset is deemed impaired if it is probable that all amounts due under the contractual terms will not be able to be collected. The impairment is first assessed based on the undiscounted cash flows of the asset. If these cash flows show a shortfall against the carrying value, the amount of impairment is based upon the present value of expected future cash flows, discounted at the loan’s original effective interest rate or, as a practical expedient, on the loan’s observable market value, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous consumer loans that are collectively valued for impairment are outside the scope of SFAS 114. Provisions are made against such loans when losses have been incurred but not yet identified as of the balance sheet date.

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

FASB Interpretation 46 (revised December 2003), ‘Consolidation of Variable Interest Entities’ (‘FIN 46-R’) requires the consolidation of variable interest entities (VIEs) for which Lloyds TSB Group is deemed to be the primary beneficiary. A more detailed discussion of VIEs can be found on pages F-86 to F-87.

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

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

Current and future accounting developments

US GAAP pronouncements effective during 2006

SFAS 123 (Revised 2004) – Share-Based Payment

In December 2004, the FASB issued Statement 123(R), which is effective for the fiscal year beginning after 15 June 2005. Statement 123(R) replaces SFAS 123, Accounting for Stock-Based Compensation, supersedes APB Opinion 25, Accounting for Stock Issued to Employees, and covers a wide range of share–based compensation arrangements including share options, restricted share plans, performance–based awards, share appreciation rights, and employee share purchase plans. As Lloyds TSB Group had already elected to follow the fair value method encouraged by SFAS 123 in its US GAAP financial statements, adoption of this Statement has not had a material impact on Lloyds TSB Group’s US GAAP financial statements.

FSP FAS 123(R)-2 Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)

This FSP was issued on and effective from 18 October 2005 and clarifies the definition of “mutual understanding” in determining the grant date. Assuming all other criteria in the grant date definition have been met, a mutual understanding shall be presumed to exist at the date that the award is approved, if both the award is a unilateral grant and the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. Adoption of this FSP has not had a material impact on Lloyds TSB Group’s US GAAP financial statements.

EITF Issue 05-6, Determining the Amortisation Period for Leasehold Improvements Purchased After Lease Inception or Acquired in a Business Combination

EITF Issue 05-6 was issued in June 2005 and is effective for reporting periods beginning after 29 June 2005, and is to be applied prospectively to the amortisation period for newly acquired leasehold improvements and the unamortised portion of existing leasehold improvements that were either purchased subsequent to the inception of the lease or acquired in a business combination. The EITF requires that the cost of such assets be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured. Adoption of this EITF has not had a material impact on Lloyds TSB Group’s US GAAP financial statements.

SFAS 153 – Exchanges of Nonmonetary Assets, an amendment of APB Opinion 29, Accounting for Nonmonetary Transactions

In December 2004, the FASB issued SFAS 153 which is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. This Statement provides for a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. Adoption of this Statement has not had a material impact on Lloyds TSB Group’s US GAAP financial statements.

FSP FIN46(R)-5 – Implicit Variable Interests under FASB Interpretation No. 46(R) Consolidation of Variable Interest Entities

FSP FIN46(R)-5 was issued in March 2005 and addresses whether a reporting entity has an implicit variable interest in a variable interest entity or potential variable interest entity when specific conditions exist. Implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. This FSP is effective for the first reporting period beginning after 3 March 2005. Adoption of this FSP has not had a material impact on Lloyds TSB Group’s US GAAP financial statements.

SFAS 154 – Accounting Changes and Error Correction – a replacement of APB Opinion 20 and FASB Statement No. 3

SFAS 154 was issued in May 2005 and is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. SFAS 154 provides guidance on the accounting for and reporting of accounting changes (voluntary and those required by the issuance of an accounting pronouncement) and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognised by including in net income, in the period of the changes, the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application of the direct effects of a change in accounting principle unless there are explicit transition requirements specific to the newly adopted accounting principle or it is impracticable. The correction of an error in previously issued financial statements is not an accounting change although the reporting of an error correction involves adjustments to previously issued financial statements similar to those for reporting an accounting change. Adoption of this Statement has not had a material impact on Lloyds TSB Group’s US GAAP financial statements.

SFAS 155 Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements 133 and 140

SFAS 155 was issued in February 2006 and is mandatory for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of the first fiscal year that begins after 15 September 2006; the Lloyds TSB Group has chosen to adopt this in its US GAAP financial statements for the year ended 31 December 2006. This Statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and requires that interests in securitised financial assets are evaluated to determine whether they are free standing derivatives or whether they contain embedded derivatives that require bifurcation. The adoption of SFAS 155 has not had a material impact on the Lloyds TSB Group’s US GAAP financial statements.

SFAS 158 Employers’ Accounting for Defined Benefit Pension and other Post Retirement Plans – an amendment of FASB Statements 87, 88, 106 and 132(R) (SFAS 158)

SFAS 158 was adopted by Lloyds TSB Group as at 31 December 2006. Under SFAS 158, the funded status of Lloyds TSB Group’s benefit plans (the difference between plan assets at fair value and the plan benefit obligations) is recognised on the balance sheet. The impact of the adoption of SFAS 158 on the Lloyds TSB Group’s US GAAP financial statements is set out on page F-78.

FSP APB 18-1 Accounting by an Investor for its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under the Equity Method in Accordance With APB Opinion No. 18 Upon a Loss of Significant Influence

This FSP was issued in July 2005 and is effective for the first reporting period beginning after 12 July 2005. The FSP requires that an investor’s proportionate share of an investee’s equity adjustments for Other Comprehensive Income should be offset against the carrying value of the investment at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. Adoption of this FSP has not had a material impact on Lloyds TSB Group’s US GAAP financial statements.

FSP FAS 13-1 Accounting for Rental Costs Incurred during a Construction Period

This FSP was issued in October 2005, and requires that rental costs incurred during and after a construction period (which includes the construction of leasehold improvements) for building and ground operating leases should be expensed as incurred and is applicable to the first reporting period beginning after 15 December 2005. Adoption of this FSP has not had a material impact on Lloyds TSB Group’s US GAAP financial statements.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

FSP FAS 115-1 and FAS 124-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

This FSP was issued in November 2005, nullifies the guidance in EITF 03-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments and addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of any impairment loss. An investment is deemed impaired if the fair value of the investment is less than cost. This impairment is either temporary or other than temporary but not permanent. If the impairment is other than temporary, an impairment loss equal to the difference between the investment’s cost and fair value is recognised. The fair value becomes the new cost base and is not adjusted for any recoveries in value. This FSP is applicable to the first reporting period beginning after 15 December 2005. Adoption of this FSP has not had a material impact on Lloyds TSB Group’s US GAAP financial statements.

US GAAP pronouncements effective after 31 December 2006

FSP FAS No. 143-1 Accounting for Electronic Equipment Waste Obligations

This FSP was issued in June 2005 and becomes effective for the later of the period ending after 8 June 2005 or the date of the adoption of the law by the relevant EU member state. The Directive was adopted by the UK on 12 December 2006, and became effective 2 January 2007. The FSP addresses the accounting for “new” waste (products put onto the market after 13 August 2005) held by commercial users and requires that a liability be established for disposal together with an increase in the carrying amount of the asset. The increase in the carrying amount of the asset would be amortised over the expected life of the asset. Adoption of this FSP is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

FSP FAS 123(R)-4 Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event

This FSP was issued in February 2006 and is effective upon initial adoption of Statement 123(R) or the first reporting period beginning after 3 February 2006 if an entity had adopted Statement 123(R) prior to the issuance of this FSP. A cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet the conditions in SFAS 123(R) for the options to be classified as a liability until it becomes probable that the event will occur. An option that is classified as equity but subsequently becomes a liability is accounted for in a similar way to a modification from an equity to a liability award. The adoption of this FSP is not expected to have a material impact on Lloyds TSB Group’s US GAAP financial statements.

FSP FIN 46(R)-6 Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)

This FSP was issued in April 2006 and sets out the variability to be considered in applying FIN 46(R) to determine (a) whether an entity is a variable interest entity (VIE), (b) which interests are variable interests in that entity, and (c) which party, if any, is the primary beneficiary of the VIE. This FSP is applied prospectively to all entities (including newly created entities) with which an enterprise first becomes involved and to all entities previously required to be analysed under FIN 46(R), when a reconsideration event has occurred pursuant to paragraph 7 of FIN 46(R), from the start of the first reporting period beginning after June 15, 2006. Lloyds TSB Group is currently considering the impact that adoption of FSP FIN 46(R)-6 will have on its US GAAP financial statements.

FSP FIN 46(R)-7, Application of FASB Interpretation 46(R) to Investment Companies, and SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide, Investment Companies, and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies

This FSP provides a scope exemption from FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, for an entity that accounts for its investments at fair value in accordance with the specialised accounting guidance in the AICPA Audit and Accounting Guide, Investment Companies. Under SOP 07-1, an entity’s investment objectives and activities should determine whether it meets the description of an investment company. The impact of these statements on Lloyds TSB Group’s US GAAP financial statements is that certain companies that are currently consolidated would be presented as investments at fair value. The final application of FIN 46(R)-7 has been deferred pending issuance of SOP 07-1.

Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in connection with Modifications or Exchanges of Insurance Contracts

SOP 05-1, issued in September 2005, provides guidance to entities that incur deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in the Statement of Financial Accounting Standards No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realised Gains and Losses from the Sale of Investments. SOP 05-1 defines internal replacements as modifications in product benefits, features, rights, or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage with a contract. The accounting treatment for such replacements depends on whether, under the provisions of SOP 05-1, the replacement contract is considered substantially changed from the replaced contract. A substantial change would be treated as the extinguishment of the replaced contract. All unamortised deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from the replaced contract would no longer be deferred in connection with the replacement contract. A replacement contract that is substantially unchanged should be accounted for as a continuation of the original contract. SOP 05-1 will be effective for internal replacements occurring in fiscal years beginning after 15 December 2006, with earlier adoption encouraged. Adoption of SOP 05-1 is not expected to have a material effect on Lloyds TSB Group’s US GAAP financial statements.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109

FIN 48, issued in June 2006, establishes recognition threshold and measurement attributes for financial statement measurement and recognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after 15 December 2006. Adoption of FIN 48 is not expected to have a material effect on Lloyds TSB Group’s US GAAP financial statements.

SFAS 156 ‘Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140’

SFAS 156, issued in March 2006, becomes effective for the first reporting period beginning after 15 September, 2006. SFAS 156 amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognised servicing assets and liabilities. SFAS 156 requires that all separately recognised servicing assets and liabilities be initially measured at fair value with subsequent measurement at either fair value, with changes in fair value reported in the income statement when they occur, or using the amortisation method. At the date of adoption, SFAS 156 permits a one-time reclassification of available-for-sale securities to trading securities where those securities are identified as offsetting exposure to changes in the fair value of servicing assets and liabilities that have been elected to be subsequently measured at fair value. Lloyds TSB Group is considering the impact that adoption of SFAS 156 will have on its US GAAP financial statements.

SFAS 157 ‘Fair Value Measurements’

SFAS 157, issued in September 2006, defines fair value, establishes a framework for measuring fair value in US GAAP and requires expanded disclosures about fair value measurements. SFAS 157 applies under many other existing US GAAP accounting pronouncements that require or permit fair value as the relevant measurements, although it does not extend the use of fair value for measurement purposes. SFAS 157 is effective for fiscal years beginning after 15 November 2007, Lloyds TSB Group is currently considering the impact that adoption of SFAS 157 will have on its US GAAP financial statements.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities

SFAS 159, issued in February 2007, creates an option to measure many financial instruments and certain other items at fair value, under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract-by-contract basis, with changes in fair value recognised in earnings as these changes occur. SFAS 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of the first fiscal year beginning after 15 November 2007. Lloyds TSB Group is currently considering the impact that adoption of SFAS 159 will have on its US GAAP financial statements.

The following tables summarise the adjustments to net income and shareholders’ equity which would arise from the application of US GAAP:

Reconciliation of net income

	Note	2006 £m	2005 £m	2004 £m

Profit for the year attributable to equity shareholders under IFRS		2,803	2,493	2,392
Insurance activities, excluding tax effects	o	(427)	(438)	(35)
Banking and Group activities:
– Disposal and closure of businesses	b	—	18	1
– Amortisation of customer related intangibles	a	(146)	(157)	(157)
– Pension costs	c	(577)	(304)	(129)
– Leasing		(6)	12	(43)
– Share compensation schemes	d	28	(2)	(6)
– Extinguishment of liabilities	f	—	(184)	—
– Hedging and financial instruments	g	83	(136)	(60)
– Variable interest entities	l	(177)	(33)	2
– Loan impairment	n	—	(314)	—
– Other		(20)	(14)	5
Total banking and Group activities, excluding tax effects		(815)	(1,114)	(387)

Taxation, including deferred tax on GAAP differences	i	254	410	92

Total adjustments before accounting changes		(988)	(1,142)	(330)

Net income before accounting changes		1,815	1,351	2,062
Cumulative effect of changes in accounting principles (net)	l,o	—	—	(554)

Net income under US GAAP		1,815	1,351	1,508

Reconciliation of shareholders’ equity

	Note	2006 £m	2005 £m

Shareholders’ funds under IFRS		11,155	10,195

Insurance activities, excluding tax effects	o	(1,544)	(1,076)
Banking and Group activities:
– Goodwill	a	1,311	1,311
– Customer related intangibles	a	—	146
– Pension costs	c	270	685
– Leasing		(86)	(80)
– Hedging and financial instruments	g	(146)	128
– Variable interest entities	l	(307)	(141)
– Own shares related items		(96)	(110)
– Other		(75)	(55)
Total banking and Group activities, excluding tax effects		871	1,884
Taxation, including deferred tax on GAAP differences	i	270	(22)

Total adjustments, after tax		(403)	786

Shareholders’ equity under US GAAP		10,752	10,981

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

Reconciliation of movements in consolidated shareholders’ equity under US GAAP

	2006 £m	2005 £m	2004 £m

Net income in period	1,815	1,351	1,508
Dividends	(1,919)	(1,914)	(1,913)

	(104)	(563)	(405)
New share capital subscribed	105	26	10
Movement in own shares	(21)	31	8
Share compensation schemes	2	49	35
Pensions and other post-retirement benefits	755	67	(48)
Change in the fair value of available-for-sale securities – insurance activities	(29)	(92)	31
Change in the fair value of available-for-sale securities – banking activities	(190)	(19)	(51)
SFAS 158 transition adjustment, net of tax	(641)	—	—
Exchange and other adjustments	(106)	24	(14)

	(229)	(477)	(434)
Shareholders’ equity at beginning of period	10,981	11,458	11,892

Shareholders’ equity at end of period	10,752	10,981	11,458

Consolidated accumulated other comprehensive income under US GAAP

	2006 £m	2005 £m	2004 £m

Exchange translation differences	(254)	(148)	(172)
Pensions and other post-retirement benefits	(3,091)	(3,205)	(3,272)
Available-for-sale securities:
– Net unrealised gains – insurance activities	133	485	314
– Related amortisation of deferred acquisition costs	(205)	(514)	(211)
– Net unrealised (losses) gains – banking activities	(257)	7	36
– Taxation	96	8	(42)
	(233)	(14)	97

Accumulated other comprehensive income under US GAAP	(3,578)	(3,367)	(3,347)

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

Condensed Consolidated US GAAP Income Statement

The following table provides a condensed consolidated income statement for the Group, incorporating the US GAAP adjustments arising.

2006 £m	2005 £m	2004 £m

Loan interest, including fees	13,509	11,989	10,380
Other interest and dividends	1,319	2,606	2,453
Insurance premiums	2,053	1,766	1,871
Commissions and fees	3,024	2,739	2,976
Realised gains from sales of investments	118	236	142
Foreign exchange trading income	493	180	178
Securities and other trading gains	5,154	6,159	2,678
Other income	2,080	1,420	1,584

Total revenues	27,750	27,095	22,262
Interest expense	(8,429)	(6,682)	(5,594)

Total revenues, net of interest expense	19,321	20,413	16,668
Policyholder benefits and claims expense	(5,647)	(7,476)	(4,473)
Movement in undistributed earnings to policyholders	(741)	(1,632)	(777)
Allowance for loan losses	(1,555)	(1,613)	(866)
Amounts written off fixed asset investments	(55)	(17)	(52)
Total benefits, claims and provisions	(7,998)	(10,738)	(6,168)
Non-insurance compensation and benefits	(2,994)	(2,895)	(2,547)
Insurance underwriting, operating and acquisition expenses	(628)	(561)	(583)
Other operating expenses	(3,083)	(2,714)	(3,108)
Depreciation	(631)	(647)	(628)
Amortisation of intangible fixed assets:
– Customer related intangibles	(146)	(157)	(157)
– Value of long-term assurance business acquired	(95)	(158)	(243)
– Goodwill impairment	(89)	(6)	—
(330)	(321)	(400)
Profit (loss) on sale and closure of businesses	—	68	(20)
(7,666)	(7,070)	(7,286)

Income before tax	3,657	2,605	3,214
Provision for income taxes*	(1,087)	(855)	(926)
Minority interests, net of income taxes	(755)	(399)	(226)

Net income before accounting changes	1,815	1,351	2,062
Cumulative effect of changes in accounting principles (net)	—	—	(554)

Net income under US GAAP	1,815	1,351	1,508
Other comprehensive income (net of tax):
Exchange translation and other differences	(106)	24	(14)
Additional minimum pension liability	755	67	(48)
Available-for-sale securities:
– Net unrealised gains – insurance activities	(352)	171	132
– Related amortisation of deferred acquisition costs	309	(303)	(86)
– Net unrealised losses – banking activities	(264)	(29)	(73)
– Taxation	88	50	7
(219)	(111)	(20)

Comprehensive income under US GAAP	2,245	1,331	1,426

Earnings per share (pence) (note e)	32.3	p	24.1	p	27.0	p
Diluted earnings per share (pence) (note e)	32.1	p	24.0	p	26.8	p
Effect of changes in accounting principles on:
Earnings per share (pence)	—	—	(9.9	)p
Diluted earnings per share (pence)	—	—	(9.8	)p

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

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

Condensed Consolidated US GAAP Balance Sheet

The following table provides a condensed consolidated balance sheet for the Group, incorporating the US GAAP adjustments arising.

	2006 £m	2005 £m

Assets
Cash and due from banks	9,357	5,844
Deposits at interest with banks	23,799	13,110
Securities purchased under resale agreements	10,120	15,810
Trading and other investments	59,535	54,466
Investment securities	29,135	22,200
Investment property	3,195	3,497
Loans, net of provisions	188,886	173,981
Tangible fixed assets	4,463	4,478
Intangible fixed assets:
– Goodwill	3,960	3,867
– Customer related intangibles	54	146
– Value of long-term assurance business acquired	1,334	1,429
– Pension liability related intangible	—	226
– Capitalised software	84	50
Deferred acquisition costs	1,719	1,479
Other assets	4,564	5,334

Total assets	340,205	305,917

Liabilities
Deposits	175,736	162,491
Trading account liabilities	2,889	3,104
Hybrid financial instruments held at fair value	95	—
Debt securities and securitisation funding	55,516	39,523
Policyholder liabilities	62,054	58,855
Undistributed policyholder allocations	3,877	3,137
Commitments and contingencies	259	368
Deferred tax	1,076	1,167
Long-term debt	12,140	12,082
Pension and other post-retirement obligations	2,192	2,451
Other liabilities	8,709	7,995

Total liabilities	324,543	291,173
Minority interests	4,910	3,763
Shareholders’ equity:
– Common stock	1,429	1,420
– Additional paid-in capital	5,220	5,122
– Retained earnings	7,864	7,989
– Treasury stock	(183)	(183)
– Accumulated other comprehensive income	(3,578)	(3,367)

Total shareholders’ equity	10,752	10,981

Total liabilities, minority interests and shareholders’ equity	340,205	305,917

Contingent liabilities and commitments are set out in note 46.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

Certain classification differences exist in financial reporting under IFRS and US GAAP. For the Lloyds TSB Group, such differences primarily arise in the balance sheet and a comparison by line item follows.

Balance sheet presentation

IFRS	US GAAP

Cash and balances at central banks	Cash and due from banks
Items in the course of collection from banks	Cash and due from banks
Trading and other financial assets at fair value through profit or loss	Classified as ‘Trading and other investments’, ‘Investment Securities’ and ‘Loans, net of provisions’ where appropriate.
Derivative financial instruments	Trading and other investments
Loans and advances to banks

Loans to banks due on demand classified as ‘Cash and due from banks’; Reverse repos classified as ‘Securities purchased under resale agreements’; remainder classified as ‘Deposits at interest with banks’

Loans and advances to customers	Reverse repos classified as ‘Securities purchased under resale agreements’; remainder classified as ‘Loans, net of provisions’
Available-for-sale financial assets	Investment securities
Investment property	Investment property
Goodwill	Intangible fixed assets: Goodwill
Value of in-force business	n/a
Other intangible assets	Customer related intangibles; Capitalised software
Tangible fixed assets	Tangible fixed assets
Other assets	Deferred acquisition costs; Other assets
Deposits from banks	Deposits
Customer accounts	Deposits
Items in course of transmission to banks	Cash and due from banks
Trading and other liabilities at fair value through profit or loss	Trading account liabilities; Hybrid financial instruments; Debt securities and securitisation funding
Derivative financial instruments	Trading account liabilities
Debt securities in issue	Debt securities and securitisation funding
Liabilities arising from insurance contracts and participating investment contracts	Policyholder liabilities
Liabilities arising from non-participating investment contracts	Policyholder liabilities
Unallocated surplus within insurance businesses	Undistributed policyholder allocations
Other liabilities	Other liabilities
Retirement benefit obligations	Pension and other post-retirement obligations
Current tax liabilities	Other liabilities
Deferred tax liabilities	Deferred tax
Other provisions	Commitments and contingencies
Subordinated liabilities	Long-term debt
Share capital	Common stock
Share premium account	Additional paid-in capital
Other reserves	Accumulated other comprehensive income
Retained profits	Retained earnings
Minority interests	Minority interests

Consolidated statement of cash flows

The Group’s IFRS primary statements contain a consolidated cash flow statement (page F-7) prepared under the provisions of IAS 7.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

Notes to the IFRS/US GAAP reconciliation

a	Goodwill and customer related intangible assets

On adoption of IFRS on 1 January 2004, Lloyds TSB Group took advantage of the transitional provisions of IFRS 1 to not apply IFRS 3, or its predecessor IAS 22, to transactions that occurred before 1 January 2004; goodwill has been retained at the balance sheet amount at that date. Goodwill previously written off directly to reserves under UK GAAP has not been reinstated and will not be included in calculating any subsequent profit or loss on disposal.

Under US GAAP, from 1 January 2002 the Group adopted the remaining provisions of SFAS 142 and accordingly all goodwill arising in respect of acquisitions is capitalised but no longer amortised and is subject to regular review for impairment; in periods prior to 1 January 2002, goodwill arising in respect of acquisitions was amortised over periods of up to 20 years. Goodwill amortised prior to the full adoption of SFAS 142 is not permitted to be reinstated.

The Group has performed the required impairment tests under both IFRS and US GAAP with the result that an impairment of £89 million has been recorded in respect of certain of the goodwill arising on consolidation of variable interest entities for US GAAP purposes. For the purposes of the income reconciliation on page F-71, this impairment charge is included within the variable interest entities item of £177 million. An impairment charge of £6 million was made, under both IFRS and US GAAP, during 2005 following a strategic review of a business acquired in previous years. No impairment charge was required in 2004.

The treatment of the Group’s major acquisitions is detailed below:

Abbey Life

In 1988, Lloyds Bank Plc transferred a minority interest in five businesses to Abbey Life Group plc, a life insurance company, in return for a majority interest in the enlarged Abbey Life Group. Under UK GAAP, this transaction was accounted for as a merger. Under US GAAP, the same transaction would be accounted for as an acquisition. Accordingly the net assets of Abbey Life Group plc (later renamed Lloyds Abbey Life plc) have been fair valued in accordance with US GAAP and a purchase price determined based on the fair value of the minority interest transferred. In 1996, Lloyds TSB Group plc acquired the remaining minority interest in Lloyds Abbey Life plc. Under UK GAAP the transaction was treated as an acquisition and the resulting goodwill written off directly to reserves. This goodwill was not reinstated upon adoption of IFRS and accordingly no goodwill is held on the Lloyds TSB Group’s IFRS balance sheet in respect of this transaction. Under US GAAP, the transaction is accounted for as an acquisition and the resulting goodwill held on the Lloyds TSB Group’s US GAAP balance sheet. Certain other differences also arise under US GAAP regarding the determination of fair value of life insurance companies and accordingly an adjustment has been made for the items affected.

Cheltenham & Gloucester

Under UK and US GAAP, the purchase of the business of Cheltenham & Gloucester Building Society by Lloyds Bank Plc in August 1995 was treated as an acquisition. Under UK GAAP the transaction was accounted for as an acquisition and the resulting goodwill written off directly to reserves. This goodwill was not reinstated upon adoption of IFRS and accordingly no goodwill is held on the Lloyds TSB Group’s IFRS balance sheet in respect of this transaction. Certain other differences also arise under US GAAP regarding the fair value of the net assets. In addition, the net assets acquired included £521 million relating to customer related intangibles, which has now been fully amortised.

TSB Group plc

The business combination of Lloyds Bank Plc and TSB Group plc in December 1995 was accounted for as a merger as permitted under UK GAAP at that time, although legally TSB Group plc was deemed to have acquired Lloyds Bank Plc. This treatment has not been amended under IFRS, since the Lloyds TSB Group has elected not to revisit transactions prior to 1 January 2004. Under US GAAP, the same transaction would have been accounted for as an acquisition of TSB Group plc by Lloyds Bank Plc. Accordingly, for US GAAP, the net assets of TSB Group plc have been fair valued as at the date of the business combination and a purchase price determined based on the value of TSB Group plc shares at that time. The net assets include £1,596 million relating to customer related intangibles which has now been fully amortised.

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

The movement in US GAAP goodwill is summarised as follows:

	IFRS £m	2006 US GAAP adjustment £m	US GAAP £m	IFRS £m	2005 US GAAP adjustment £m	US GAAP £m

Carrying value
Balance at 1 January	2,373	1,494	3,867	2,469	1,393	3,862
Acquisitions	4	—	4	3	—	3
Impairment charge	—	—	—	(6)	—	(6)
Disposals	—	—	—	(93)	93	—
Arising from FIN 46–R (see note I)	—	89	89	—	8	8

Balance at 31 December	2,377	1,583	3,960	2,373	1,494	3,867

The adjustment in respect of variable interest entities included within the reconciliation of shareholders’ equity on page F-71 includes goodwill of £272 million (2005: £183 million) resulting from the consolidation for US GAAP purposes of certain variable interest entities.

The US GAAP adjustment above in respect of FIN46-R in 2006 of £89 million is the net impact of additions and disposals of variable interest entities and the impairment recorded in respect of goodwill arising on their consolidation.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

The movement in US GAAP goodwill by segment is as follows:

	UK Retail Banking £m	Insurance and Investments £m	Wholesale and International Banking £m	Total £m

Balance at 1 January 2005	660	2,160	1,042	3,862
Acquisitions	—	—	3	3
Impairment charge	(6)	—	—	(6)
Arising from FIN 46-R (see note I)	—	—	8	8

Balance at 31 December 2005	654	2,160	1,053	3,867
Acquisitions	—	—	4	4
Arising from FIN 46-R (see note I)	—	—	89	89

Balance at 31 December 2006	654	2,160	1,146	3,960

Under US GAAP, the intangible asset representing the value of customer relationships associated with an acquisition is capitalised separately and amortised in the consolidated income statement over the estimated average life of the customer relationships.

The movement in US GAAP customer related intangible assets is summarised as follows:

		2006 £m		2005 £m

Cost
Balance at 1 January		2,127		2,223
Additions		54		—
Disposals		—		(96)

Balance at 31 December		2,181		2,127

Amortisation
Balance at 1 January		1,981		1,845
Charge for the year		146		157
Disposals		—		(21)

Balance at 31 December		2,127		1,981

Net book value		54		146

Over the next 5 years, estimated amortisation is expected to be:

2007: £4 million
2008: £6 million
2009: £6 million
2010: £5 million
2011: £5 million

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

Under US GAAP, all goodwill is capitalised and, up to 31 December 2001, was amortised over its estimated useful life. From 1 January 2002, goodwill is no longer amortised but instead subject to impairment testing. Upon disposal of a business or undertaking, the goodwill is included in the calculation of the profit or loss on disposal. Under IFRS, goodwill previously written off directly to reserves prior to 1 January 1998 has not been reinstated and is not required to be included in calculating any subsequent profit or loss on disposal. As a result, any profit on disposal recognised under US GAAP for disposals of businesses acquired before 1January 1998 will be less than that recognised under IFRS, and similarly any loss on disposal will be greater than that recognised under IFRS.

The trading results of those businesses sold in 2005 and 2004 were not significant and they have not been classified as discontinued operations.

c	Pension and other post–retirement costs

The measurement of the US GAAP pension cost is undertaken in accordance with the requirements of SFAS 87, SFAS 106 and SFAS 158. The disclosures reflect the amendments arising from SFAS 132 ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits’ (revised 2003).

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

For the reconciliations below, the Group has applied SFAS 87 to the Lloyds TSB Group Pension Schemes No’s 1 and 2 with effect from 31 December 1997 as it was not feasible to apply it as of January 1989, the date specified in the standard. The Scottish Widows pension scheme has been included from 3 March 2000, the date of acquisition.

Pension and other post-retirement obligations include a liability of £110 million (2005: £101 million) in respect of post–retirement healthcare; the related income statement charge is £5 million (2005: £16 million; 2004: £7 million).

Pension expense

The components of the defined benefit pension expense which arise under US GAAP are estimated as:

	2006 £m	2005 £m	2004 £m

Service cost	326	298	286
Interest cost	822	780	730
Expected return on plan assets	(896)	(832)	(824)
Amortisation of experience gains and losses	400	289	183
Prior service cost	34	28	29

Net pension charge	686	563	404
Net charge recognised under IFRS	109	259	275

US GAAP adjustment	577	304	129

The estimated net actuarial loss and prior service cost that will be amortised from accumulated other comprehensive income via the pension expense in 2007 are £348 million and £13 million respectively.

On 31 December 2006, Lloyds TSB Group adopted the recognition and disclosure provisions of SFAS 158 ‘Employers’ Accounting for Defined benefit pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)’ (SFAS 158). Under SFAS 158, the funded status of Lloyds TSB Group’s benefit plans (the difference between plan assets at fair value and plan benefit obligations) is recognised on the balance sheet.

Under SFAS 158, the amount recognised as an asset or liability for pension and other post-retirement benefit plans is measured as the difference between the benefit obligation and the fair value of plan assets. Overfunded plans are aggregated and recognised as an asset while underfunded plans are aggregated and recognised as a liability. The offsetting entry for previously unrecognised actuarial gains and losses, and prior service cost or credits, is made in accumulated other comprehensive income. The amounts in accumulated other comprehensive income are recognised net of income tax effects with respective adjustments in deferred tax assets and liabilities. The adoption of SFAS 158 does not impact the recognition policies for pension costs in the consolidated income statement. The transition adjustments, net of tax, for adoption of SFAS 158 for pensions and other post-retirement costs were as follows:

	Before application of SFAS 158 £m	Adjustments £m	After application of SFAS 158 £m

Intangible assets	107	(107)	—
Retirement benefit liabilities	1,383	809	2,192
Deferred tax	1,351	(275)	1,076
Total shareholders’ equity	11,393	(641)	10,752

Obligations and funded status

	2006 £m		2005 £m

Change in plan assets
Plan assets at fair value as at 1 January	14,033		11,658
Exchange and other movements	2		—
Actual return on plan assets	1,266		2,402
Employer contributions	556		425
Benefits paid	(561)		(452)

Plan assets at fair value at 31 December	15,296		14,033

Change in projected benefit obligation
Projected benefit obligation as at 1 January	17,423		14,973
Exchange and other movements	2		2
Service cost	326		298
Interest cost	822		780
Amendments	(85)		24
Net actuarial (gain) loss	(439)		1,798
Benefits paid	(561)		(452)

Projected benefit obligation at 31 December	17,488		17,423

Funded status	(2,192)		(3,390)

Balance sheet presentation following adoption of SFAS 158
Recognised within retained earnings	2,224

Recognised within accumulated other comprehensive income*	(4,416)

Liability - Pension and other post-retirement obligations	(2,192)

*	This is recognised in accumulated other comprehensive income net of deferred tax of £1,325 million.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

	2006 £m		2005 £m

Balance sheet presentation in 2005
Funded status, as above			(3,390)

Unrecognised net actuarial loss			5,517

Unrecognised prior service cost			226

			2,353

Liability – Pension and other post-retirement obligations			(2,451)

Intangible asset recognised			226

Accumulated other comprehensive income			4,578

Net amount recognised			2,353

US GAAP adjustment
US GAAP liability – Pension and other post-retirement obligations	(2,192)		(2,451)

US GAAP intangible asset recognised			226

Net US GAAP liability	(2,192)		(2,225)
Liability recognised under IFRS	2,462		2,910

US GAAP adjustment to shareholders’ equity	270		685

Accumulated benefit obligations

The accumulated benefit obligations for all defined benefit pension schemes were £16,679 million at 31 December 2006 (2005: £16,484 million).

Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented in aggregate below:

	2006 £m		2005 £m

Projected benefit obligation	16,849		17,423
Accumulated benefit obligation	16,096		16,484
Fair value of plan assets	14,681		14,033

In 2005, the additional minimum pension liability arising on all plans of £4,804 million was recognised in accumulated other comprehensive income, net of the related intangible asset of £226 million and deferred taxes of £1,373 million.

Assumptions

The financial assumptions used to calculate the projected benefit obligation at 31 December 2006 and 2005 are as follows:

	2006%		2005%

Discount rate	5.10		4.80
Expected rate of salary increases	3.93		3.98
Rate of pension increases	2.70		2.50

The financial assumptions used to determine net cost for the years ended 31 December 2006, 2005 and 2004 are as follows:

	2006%	2005%	2004%

Discount rate	4.80	5.30	5.40
Expected return on assets	6.90	6.60	6.60
Expected rate of salary increases	3.98	4.14	4.04
Rate of pension increases	2.50	2.60	2.50

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

Assets

The assets of the pension schemes are invested primarily in equities and fixed interest securities. In accordance with SFAS 87, the excess of the plan assets over the projected benefit obligation at the transition date (1 January 1998) is recognised as a reduction to pension expense on a prospective basis over approximately 15 years, which was the average remaining service period of employees expected to receive benefits under the plans.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

The pension schemes’ asset allocation at 31 December 2006 and 2005 and the target allocation for 2007 is as follows:

	Fair value of plan assets at 31 December 2006%	Fair value of plan assets at 31 December 2005%	Target allocation 2007%

Equities	63.4	65.0	65.0
Debt securities	23.4	23.1	25.0
Property	8.7	8.7	8.0
Other	4.5	3.2	2.0

	100.0	100.0	100.0

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

Employers’ contributions

Employers’ contributions were £556 million during 2006 (2005: £425 million). Employers’ contributions are expected to be approximately £530 million during 2007.

Employers’ benefits payments

Employers’ benefit payments were £561 million during 2006 (2005: £452 million). Estimated future benefit payments are expected to be:

2007	£507 million
2008	£539 million
2009	£571 million
2010	£605 million
2011	£641 million
2012-2016	£3,756 million

Defined contribution schemes

Full details of those schemes operated by the Group are given in note 35 to the financial statements.

d Share compensation schemes

Full details of the share compensation schemes operated by the Group are given in note 44 to the financial statements. In accordance with SFAS 123R the Group accounts for share compensation schemes based on their estimated fair values at the date of grant. Historical data is used to estimate option exercise and employee termination. It has been assumed that employees exercise their options a certain number of years after the grant date. The US GAAP charge for share based payments, which are all equity settled, in respect of grants since 1 January 1996 was £30 million in the year ended 31 December 2006 (2005: £78 million; 2004: £71 million) compared to £58 million (2005: £76 million; 2004: £65 million) under IFRS (see note 44). The related tax benefit was £9 million (2005: £23 million; 2004: £21 million); the tax benefit from share options exercised during the year was £24 million (2005: £1 million; 2004: £nil).

The table below details the unrecognised share based payment charge at 31 December 2006 and 2005 for the various share based compensation schemes of the Lloyds TSB Group:

	Total unrecognised share based payment charge		Weighted average remaining vesting period
	31 December 2006 £m	31 December 2005 £m	31 December 2006 Years	31 December 2005 Years

Save-As-You-Earn schemes	32	38	2.2	2.4
Executive schemes	3	8	1.1	1.8
Other share option plans	1	2	1.7	2.0
Share plans	43	27	2.1	2.1

	79	75

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

The table below details the total non-vested shares granted under the Lloyds TSB Group’s various share compensation plans for the year ended 31 December 2006:

	Number of non-vested shares millions	Weighted average grant date fair value pence

Outstanding at 1 January 2006	115	4.33
Granted	59	5.01
Forfeited	(14)	4.78
Vested	(32)	4.05

Outstanding at 31 December 2006	128	4.66

e Earnings per share

Basic earnings per share under US GAAP differ from IFRS (see note 14) only to the extent that income calculated under US GAAP differs from IFRS.

Diluted earnings per share measure the effect that existing share options would have on the basic earnings per share if they were to be exercised, by increasing the number of ordinary shares, although any options that are anti-dilutive are excluded from this calculation. For US GAAP purposes, assumed proceeds include the related amount of average unrecognised share based payment costs. An option is considered anti-dilutive when the value of the exercise price exceeds the market price.

	2006	2005	2004

Basic
Net income (US GAAP)	£1,815m	£1,351m	£1,508m
Weighted average number of ordinary shares in issue	5,616m	5,595m	5,590m
Earnings per share	32.3p	24.1p	27.0p
Diluted
Net income (US GAAP)	£1,815m	£1,351m	£1,508m
Weighted average number of ordinary shares in issue	5,652m	5,639m	5,625m
Earnings per share	32.1p	24.0p	26.8p

The weighted average number of anti-dilutive shares excluded from the calculation of diluted earnings per share was 7 million at 31 December 2006 (2005: 17 million; 2004: 39 million).

f Extinguishment of liabilities

As of 1 January 2005 under IAS 39 a financial liability could only be removed from the balance sheet after it had been settled, it had expired or alternatively the debtor had been released from the liability, either by process of law or by the creditor. Prior to that date, certain financial liabilities relating to deposit accounts were permitted to be and were released to the income statement. In accordance with the transition rules of IFRS 1, the liabilities were remeasured in reserves at 1 January 2005 to reflect the entire legal obligation. No such amounts were released to the income statement in 2004, 2005 or 2006 nor will be released to the income statement in the future.

US GAAP has similar requirements to IFRS. For periods prior to 1 January 2005, the Lloyds TSB Group did not recognise these financial liabilities as the effect was not significant. An adjustment was made to the 2005 income statement reducing income before and after tax by £184 million and £131 million respectively. This adjustment was made in respect of all historical amounts released to income and, as a result, no similar adjustments had been made in the past; no adjustment has been made in 2006 nor will any adjustment be required in the future.

g Hedging and financial instruments

The Lloyds TSB Group uses a variety of financial instruments, including derivatives, to manage its interest rate and other market risks. These activities are discussed more fully on pages 55 to 57 and in note 47.

Hedging

In 2005 and 2006, following the adoption of IAS 39 from 1 January 2005, all derivatives are recognised on the balance sheet at fair value under IFRS. The method of recognising the movements in the fair value of the derivatives depends on whether they are designated as hedging instruments, and if so, the nature of the item being hedged. Further information on the Lloyds TSB Group’s IFRS accounting policy is included within note 1.

Under IFRS in 2004, prior to the adoption of IAS 39, derivatives used in transactions that qualified for hedge accounting were accounted for on an accruals basis, in line with the underlying instruments being hedged.

The Lloyds TSB Group has chosen not to designate any of its derivatives as hedging instruments for US GAAP purposes.

Financial instruments

Under IFRS, Lloyds TSB Group holds financial assets classified as held at fair value through profit or loss, including trading; available-for-sale; and loans and receivables at amortised cost. In addition, the Group designates certain of its financial assets as hedged instruments and has elected to classify certain of its issued debt securities as held at fair value through profit or loss.

Under US GAAP, Lloyds TSB holds securities classified as trading and available-for-sale. In addition, the Group designates certain of its issued debt securities (that contain an embedded derivative that otherwise would require bifurcation) to be held at fair value. The Group has chosen not to designate any of its financial assets or liabilities as hedged instruments for US GAAP purposes.

In total, the US GAAP adjustments in respect of hedging and financial instruments increased net income, before tax, by £83 million in the year ended 31 December 2006 (2005: reduction of £136 million; 2004: reduction of £60 million) with consequent adjustments to the related assets and liabilities on the balance sheet.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

g Hedging and financial instruments (continued)

The variety of classifications available for financial assets and liabilities results in a number of different IFRS / US GAAP adjustments relating to financial instruments; the following are the most significant for the Lloyds TSB Group:

Available-for-sale securities: Under IFRS, these securities are either classified as available-for-sale or held at fair value through profit or loss. For those securities classified as available-for-sale under IFRS, a GAAP difference arises in the treatment of unrealised foreign exchange gains and losses on the amortised cost of debt securities which are recognised in the income statement under IFRS and in equity under US GAAP. For those securities classified as held at fair value through profit or loss under IFRS, a GAAP difference arises in respect of the entire change in fair value which is recognised in the income statement under IFRS and in equity under US GAAP. In 2006, the income statement impact of these adjustments was an increase in income of £172 million (2005: an increase in income of £11 million; 2004: £nil).

Loans and advances: In addition to measuring loans and advances at amortised cost less impairment, certain loans and advances are hedged under IFRS and their carrying value is therefore adjusted for changes in fair value that are attributable to the hedged risk, and certain others are carried at fair value through profit or loss. Under US GAAP all loans and advances are carried at amortised cost less impairment. In 2006, the impact of this adjustment was an increase in income of £314 million (2005: an increase in income of £27 million; 2004: £nil).

Debt securities: Under IFRS, Lloyds TSB Group has designated certain of its debt securities as held at fair value through profit or loss. A number of these securities are hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation and are carried at fair value under US GAAP; there is no adjustment in respect of these securities. The remainder are included within US GAAP debt securities at amortised cost. In 2006, the impact of this adjustment was a reduction in income of £21 million (2005: £nil; 2004 £nil).

Other liabilities: Certain of the Lloyds TSB Group’s long-term debt and balances held under reverse repurchase agreements are hedged under IFRS and their carrying value, therefore, adjusted for changes in fair value that are attributable to the hedged risk. These liabilities are not hedged instruments under US GAAP and, as a result, are held at amortised cost. In 2006, the impact of this adjustment was a reduction in income of £492 million (2005: a reduction in income of £174 million; 2004: £nil).

Net investment hedge under IFRS: The Lloyds TSB Group has established a net investment hedge in respect of a new subsidiary set up during the year. The Group has chosen not to designate any of its derivatives as hedging instruments under US GAAP and, as a result, the impact of this hedge is reversed under US GAAP. In 2006, the impact of this adjustment was an increase in income of £110 million (2005: £nil; 2004: £nil).

Carrying value of derivatives: Prior to the adoption of IAS 39, derivatives used in the Group’s non-trading activities were accounted for on an accruals basis, in line with the underlying items which they were hedging. This resulted in a reduction in income in 2004 of £60 million.

h Analyses of investment securities

The disclosures for investment securities in the tables below include those as reported in note 20, and those included as a result of consolidation under the provisions of FIN 46-R (see note l). The Group had no held-to-maturity securities at 31 December 2006 or 31 December 2005.

	2006 £m	2005 £m

Proceeds from sales and maturities of available-for-sale investment securities	22,320	15,575
Gross realised gains	(126)	(241)
Gross realised losses	8	5

Net amount sold	22,202	15,339

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

Realised gains and losses are computed using the weighted average cost method. No gross gains were recorded on securities transferred from available-for-sale to trading.

2006	Amortised cost £m	Gross unrealised gains £m	Gross unrealised losses £m	Carrying Value £m

Available-for-sale investment securities:
Securities of the US treasury and US government agencies	386	1	—	387
Other government securities	1,114	23	(15)	1,122
Other public sector securities	225	2	—	227
Bank and building society certificates of deposit	2,021	3	(2)	2,022
Mortgage backed securities	5,823	7	(126)	5,704
Other asset backed securities	5,095	21	(100)	5,016
Corporate and other debt securities	12,766	163	(99)	12,830

Debt securities	27,430	220	(342)	27,308
Equity shares	61	—	—	61
Treasury bills	1,768	—	(2)	1,766

	29,259	220	(344)	29,135

Of which:
Banking	22,623	24	(281)	22,366
Insurance	6,636	196	(63)	6,769

	29,259	220	(344)	29,135

2005	Amortised cost £m	Gross unrealised gains £m	Gross unrealised losses £m	Carrying Value £m

Available-for-sale investment securities:
Securities of the US treasury and US government agencies	672	—	—	672
Other government securities	1,975	93	(1)	2,067
Other public sector securities	103	4	—	107
Bank and building society certificates of deposit	1,847	—	—	1,847
Mortgage backed securities	4,259	14	—	4,273
Other asset backed securities	5,512	53	(35)	5,530
Corporate and other debt securities	7,216	342	(6)	7,552

Debt securities	21,584	506	(42)	22,048
Equity shares	37	28	—	65
Treasury bills	87	—	—	87

	21,708	534	(42)	22,200

Of which:
Banking	15,204	47	(40)	15,211
Insurance	6,504	487	(2)	6,989

	21,708	534	(42)	22,200

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

For those investments on which there is a gross unrealised loss at 31 December, the fair values and analysis by period for which there has been a loss position are as follows:

	Period investment has been in an unrealised loss position
	Less than one year		Greater than one year		Total
2006	Unrealised losses £m	Fair value £m	Unrealised losses £m	Fair value £m	Unrealised losses £m	Fair value £m

Other government securities	16	805	—	9	16	814
Other public sector securities	—	—	—	5	—	5
Bank and building society certificates of deposit	2	1,380	—	—	2	1,380
Mortgage backed securities	126	2,544	—	687	126	3,231
Other asset backed securities	97	2,217	3	142	100	2,359
Corporate and other debt securities	87	4,625	11	188	98	4,813
Treasury bills	2	1,707	—	—	2	1,707

Total	330	13,278	14	1,031	344	14,309

	Period investment has been in an unrealised loss position
	Less than one year		Greater than one year		Total
2005	Unrealised losses £m	Fair value £m	Unrealised losses £m	Fair value £m	Unrealised losses £m	Fair value £m

Other government securities	1	85	—	8	1	93
Other public sector securities	—	2	—	3	—	5
Bank and building society certificates of deposit	5	321	—	41	5	362
Other asset backed securities	26	1,250	9	253	35	1,503
Corporate and other debt securities	1	1,467	—	19	1	1,486

Total	33	3,125	9	324	42	3,449

The changes in fair value in 2005 and 2006 are primarily caused by movements in interest rates rather than movements in credit ratings. Accordingly, Lloyds TSB Group considers that these unrealised losses are temporary in nature and consequently no charge has been made for other-than-temporary impairment. The Lloyds TSB Group has the ability to hold these positions until maturity.

2006	Due within 1 year £m	Due between 1 and 5 years £m	Due between 5 and 10 years £m	Due over 10 years £m	No fixed maturity £m	Total £m

Maturity of investment debt securities and treasury bills:
Available-for-sale
Amortised cost	5,955	8,061	9,004	5,845	333	29,198
Fair value	5,894	7,944	8,951	5,942	343	29,074

2005

Maturity of investment debt securities and treasury bills:
Available-for-sale
Amortised cost	3,525	7,351	4,698	5,834	263	21,671
Fair value	3,528	7,403	4,733	6,181	290	22,135

i Deferred taxation

In accordance with the provisions of SFAS 109, the US GAAP deferred tax liability is:

	2006 £m	2005 £m

Deferred tax liabilities
Assets used in the business	72	39
Assets leased to customers	1,179	1,294
Value of business acquired	200	346
Deferred acquisition costs	434	374
Unrealised gains on investment securities	473	310
Other	657	735

Total deferred tax liabilities	3,015	3,098

Deferred tax assets
Loan loss allowance	(143)	(165)
Tax losses:
– Pensions business	(1,457)	(1,455)
– Other	(826)	(752)
Pension schemes	(678)	(689)
Other	(772)	(719)

Total deferred tax assets	(3,876)	(3,780)

Valuation allowance	1,937	1,849

US GAAP deferred tax liability	1,076	1,167

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

Valuation allowance

Scottish Widows has a significant with-profits pensions business. This business is subject to UK corporation tax on the basis of a notional return determined by the UK taxation authorities. To the extent that the actual return from the business is less than the notional return, tax losses accumulate which may be carried forward and offset against excess returns in future years. The value of these losses at 31 December 2006 was £1,131 million (2005: £1,131 million). Excess returns do not occur regularly and are only likely to be triggered in the future if interest rates increase significantly or there is significant volatility in the markets or the actuarial valuation basis alters significantly. Given the current low interest rate environment and in view of the fact that the actuarial valuation basis is currently considered unlikely to alter significantly, in the opinion of management it is more likely than not that these losses will not be realised and therefore a full valuation allowance has been established against this balance.

A further valuation allowance of £806 million (2005: £718 million) has been established against other tax losses which are not expected to be utilised in the foreseeable future. Under UK tax legislation, certain capital losses may only be offset against taxable gains of a particular type and consequently the associated deferred tax assets are less certain of realisation.

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

Eligible unrelieved foreign tax credits may only be offset against foreign income from a particular source and therefore utilisation of the credits is uncertain. To the extent that utilisation is uncertain, appropriate valuation allowances have been established.

Tax losses

The Group has the following tax losses available to be carried forward and offset against the future taxable profits of certain subsidiaries. The majority of the losses may be carried forward indefinitely.

	2006 £m	2005 £m

Trading losses	1,628	1,612
Capital losses	2,240	2,831
Pensions business	3,771	3,771

	7,639	8,214

US GAAP reconciliation

The following tables reconcile the IFRS tax charge and deferred tax liability to the US GAAP tax charge and deferred tax liability as disclosed on pages F-73 and F-74.

	2006 £m	2005 £m	2004 £m

IFRS income statement tax charge	1,341	1,265	1,018
Current tax – US GAAP adjustments*	178	—	—
Deferred tax – US GAAP	(57)	(13)	(4)
Deferred tax – US GAAP reconciling items, excluding tax relating to changes in accounting principles	(375)	(397)	(88)

US GAAP income statement tax charge	1,087	855	926

* This adjustment relates to IFRS net investment hedges taken out in 2006, that do not meet the US GAAP hedging criteria; investment securities for which there are differences in the amounts recognised in the income statement; and amounts which are offset by amounts within the deferred tax US GAAP adjustment (therefore having no overall effect on the US GAAP income statement tax charge).

	2006 £m	2005 £m

IFRS deferred tax liability	1,416	1,145
Deferred tax – US GAAP	(40)	(18)
Deferred tax – US GAAP reconciling items	(300)	40

US GAAP deferred tax liability	1,076	1,167

j Significant Group concentrations of credit risk

SFAS 107 ‘Disclosure about Fair Value of Financial Instruments’ states that concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group’s exposure to credit risk is concentrated in the United Kingdom where the majority of the Group’s activities are conducted and is detailed further in note 18.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

k Additional balance sheet disclosures

Repos, reverse repos and stocklending transactions

The Group enters into reverse repo transactions which are accounted for as collateralised loans. It is the Group’s policy to seek collateral which is at least equal to the amount loaned. At 31 December 2006, the fair value of collateral accepted under reverse repo transactions that the Group is permitted by contract or custom to sell or repledge was £6,446 million (2005: £6,289 million). Of this, £6,445 million (2005: £6,288 million) was sold or repledged as at 31 December 2006. The remainder has been held for continuing use within the business. The Group also enters into repos which are accounted for as secured borrowings. As at 31 December 2006, the carrying value of assets that have been pledged as collateral under repo transactions where the secured party is permitted by contract or custom to sell or repledge was £1,099 million (2005: £111 million). The carrying value of assets that are subject to stocklending arrangements was £1,781 million at 31 December 2006 (2005: £305 million) all of which the secured party is permitted by contract or custom to sell or repledge.

Gross investment in finance leases

Gross future rentals under finance leases are receivable as follows:

	2006 £m	2005 £m

Not later than 1 year	637	673
Later than 1 year and not later than 2 years	559	577
Later than 2 years and not later than 3 years	531	591
Later than 3 years and not later than 4 years	603	572
Later than 4 years and not later than 5 years	665	648
Later than 5 years	5,358	6,025

	8,353	9,086

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

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected returns or both. The implementation of FIN 46-R in full from January 2004 has resulted in the consolidation of additional VIEs, which has increased total assets by £860 million (2005: £605 million), reduced shareholders’ equity by £307 million (2005: £141 million) and decreased profit before tax and accounting changes by £177 million (2005: £33 million; 2004 an increase of £2 million). The transition rules contained within FIN 46-R require that, if initial application of the requirements of FIN46-R resulted in initial consolidation of an entity created before 31 December 2003, the difference between the net amount added to the balance sheet and the amount of any previously recognised interest in the newly consolidated entity should be recognised as the cumulative effect of a change in accounting principle. This reduced US GAAP profit before tax in 2004 by £330 million and profit after tax by £249 million.

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

Open Ended Investment Companies (OEICs) and unit trusts

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

The following table represents the carrying amounts and classification of consolidated assets for those VIE operations that are (1) consolidated under both IFRS and US GAAP and (2) those additional VIEs which are consolidated under FIN 46-R but are not consolidated under IFRS:

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

31 December 2006	VIEs consolidated under IFRS £m	VIEs consolidated under FIN 46-R £m	Total £m

Cash	27	87	114
Tangible fixed assets	1,724	202	1,926
Investment securities	9,638	(433)	9,205
Trading and other investments	750	—	750
Loans	12,768	—	12,768
Goodwill	—	272	272
Other assets	229	732	961

Total assets of consolidated VIEs	25,136	860	25,996

The total assets of consolidated VIEs are attributable to the following types of vehicles:

31 December 2006	VIEs consolidated under IFRS £m	VIEs consolidated under FIN 46-R £m	Total £m

Financing vehicles	8,064	—	8,064
Leasing partnerships	1,739	—	1,739
Securitisation conduit vehicles	10,913	—	10,913
Venture capital enterprises	2	860	862
OEICs and unit trusts	4,418	—	4,418

	25,136	860	25,996

31 December 2005	VIEs consolidated under IFRS £m	VIEs consolidated under FIN 46-R £m	Total £m

Cash	20	28	48
Tangible fixed assets	1,824	178	2,002
Investment securities	7,620	(294)	7,326
Loans	7,961	—	7,961
Goodwill	—	183	183
Other assets	288	510	798

Total assets of consolidated VIEs	17,713	605	18,318

The total assets of consolidated VIEs are attributable to the following types of vehicles:

31 December 2005	VIEs consolidated under IFRS £m	VIEs consolidated under FIN 46-R £m	Total £m

Financing vehicles	4,990	—	4,990
Leasing partnerships	1,954	—	1,954
Securitisation conduit vehicles	7,364	—	7,364
Venture capital enterprises	2	605	607
OEICs and unit trusts	3,403	—	3,403

	17,713	605	18,318

The following tables show the total assets and maximum exposure to loss, as at 31 December 2006 and 31 December 2005, for those entities where Lloyds TSB Group has a significant variable interest in a VIE but is not determined to be the primary beneficiary:

2006	Total assets £m		Maximum exposure to loss £m

Venture capital enterprises	942		942

2005	Total assets £m		Maximum exposure to loss £m

Venture capital enterprises	934		934

The FASB continues to provide additional guidance on implementing FIN 46-R through FASB Staff Positions. As this guidance is issued, the Group will continue to review the status of VIEs with which it is involved and, as a result, the scope of VIEs to be consolidated may change.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

m Guarantees

Lloyds TSB Group utilises a number of different types of lending–related financial instruments, such as commitments and guarantees, to meet the financing needs of its customers. These are discussed more fully in note 46. Most of these guarantees and commitments expire without being drawn. Under the provisions of FIN 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others’, which establishes accounting and disclosure requirements for guarantors, a liability is required to be recognised for the fair value of guarantees issued from 1 January 2003. The fair value of the obligation is, in the substantial majority of cases, the amount of premium received under the contract. The adoption of FIN 45 did not have a material impact on Lloyds TSB Group’s US GAAP financial statements.

n Loan impairment

The impairment principles under IAS 39, which was adopted by the Lloyds TSB Group on 1 January 2005, are similar to those previously followed by the Lloyds TSB Group under UK GAAP with the exception of the requirements to discount the expected cash flows at the original effective interest rate when determining the provisioning requirement.

This change did not have a significant impact on the IFRS carrying value of the Lloyds TSB Group’s loans assessed under SFAS 114. At 31 December 2005, the Lloyds TSB Group estimated that the difference between the carrying value of its loan portfolio assessed under SFAS 114 and the carrying value of these loans in its IFRS balance sheet was such that no adjustment to net income or total shareholders’ equity was required.

In 2004, Lloyds TSB Group determined the carrying value of its loans under IFRS and US GAAP using the same methodology. On 1 January 2005, the Lloyds TSB Group adopted IAS 39 and, as a result, calculated the carrying value of its loans by discounting the expected cash flows. As described in note 50, an adjustment to equity of £221 million was made at 1 January 2005 and the carrying value of the loans reduced by £314 million (with associated deferred tax of £93 million).

On 1 January 2005, the Lloyds TSB Group adopted a similar methodology under US GAAP. This change in the model for estimating the carrying value of loans was considered a change of estimate and the adjustment detailed above included within the allowance for loan losses in the income statement in 2005. At 31 December 2006, the carrying value of Lloyds TSB Group’s loans under IFRS is such that no adjustment to net income or total shareholders’ equity is required.

o Insurance activities

The following tables summarise the adjustments to the income statement and balance sheet which would arise from the application of US GAAP to the Group’s insurance businesses.

Income statement	Note		2006 Life £m	2005 Life £m	2004 Life £m

Reversal of value in force	i	)	199	(162)	(16)
Amortisation of value of business acquired	ii	)	(95)	(158)	(243)
Investment properties	iii	)	(505)	(376)	(34)
Deferred acquisition costs	v	)	225	195	283
Deferred income			(22)	(105)	(134)
Policyholder liabilities expense	vi	)	15	1,924	6
Movement in undistributed policyholder allocations	vii	)	(576)	(1,540)	245
Investment securities	iv	)	350	(216)	(132)
Other			(18)	—	(10)

Total adjustment before accounting changes			(427)	(438)	(35)
Cumulative effect of change in accounting principles (before tax)*	viii	)	—	—	(449)

Total adjustments before tax			(427)	(438)	(484)

*

The cumulative effect of change in accounting principles of £449 million (before tax) in 2004 relates to the adoption of SOP 03-1 (see below). In addition, the cumulative effect of change in accounting principles in respect of the consolidation of variable interest entities under FIN 46-R in 2004, discussed on page F-86, includes £205 million (before tax) in respect of the consolidation of OEICs.

Balance sheet	Note		2006 Life £m	2005 Life £m

Reversal of value in force	i	)	(2,723)	(2,922)
Recognition of value of business acquired	ii	)	1,334	1,429
Investment properties	iii	)	(1,532)	(1,043)
Deferred acquisition costs	v	)	1,276	1,051
Deferred income reserve			(140)	(118)
Policyholder liabilities	vi	)	3,468	3,146
Undistributed policyholder allocations	vii	)	(3,194)	(2,619)
Other			(33)	—

Total adjustments before tax			(1,544)	(1,076)

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

Adoption of SOP 03-1

In 2004, Lloyds TSB Group adopted SOP 03-1 ‘Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts’. Prior to the issue of SOP 03-1, the unit-linked investment contract business of the Group was classified as ‘separate account’ and was held at fair value. SOP 03-1 sets stringent criteria for the use of the ‘separate account’ classification which UK unit-linked funds are unable to meet. As a consequence, the assets and liabilities previously classified as separate account items were subsequently accounted for in the same way as other general account assets (as prescribed by SFAS 60) and general account liabilities.

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

i) Value in force

Under IFRS, contracts must be classified as insurance, participating or investment as defined by IFRS 4. The Group accounts for its life assurance operations using the appropriate IFRS for investment contracts and the embedded value basis of accounting for insurance and participating contracts. All of the Group’s investment contracts are unit-linked. These contracts are accounted for as financial liabilities whose value is contractually linked to the fair values of the financial assets within the Group’s unitised funds. The embedded value calculation for insurance and participating contracts is an actuarially determined estimate of the economic value of the business in question, excluding any value which may be attributed to future new business. The embedded value is the sum of the net assets of the life assurance company and the present value of the in-force business. The value of the in-force business is calculated on a market consistent basis. Under this method, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. In 2006 market consistent discount rates replace the single discount rate previously used and also include an explicit allowance made for non-market risk.

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

ii) Value of long-term assurance business acquired

Under US GAAP, the value of the long-term assurance business acquired (‘VOBA’) is calculated at acquisition by discounting future earnings to a present value. In subsequent years the VOBA is amortised over the premium recognition period for with-profits life insurance and other protection-type insurance policies using assumptions consistent with those used in computing policyholder benefit provisions. VOBA for investment-type policies and unitised insurance policies is amortised in relation to expected gross profits. Expected gross profits are evaluated regularly against actual experience and revisions made to allow for the effect of any changes.

	2006 £m	2005 £m

Balance at 1 January	1,429	1,587
Interest accrued on unamortised balance	125	193
Amortisation	(220)	(351)

Balance at 31 December	1,334	1,429

Over the next 5 years the movement in the VOBA asset is expected to be:

2007:	£118 million
2008:	£109 million
2009:	£102 million
2010:	£98 million
2011	£94 million

iii) Investment properties

Investment properties are carried at depreciated historical cost for US GAAP purposes and so US GAAP income differs from IFRS income by the amount of unrealised gains and losses recognised in the income statement under IFRS; and there will be a difference in equity equal to the cumulative unrealised gains and losses.

iv) Investment securities

Under IFRS, debt securities and equity shares held within the long-term assurance funds are included in the Group’s balance sheet at market value and investment properties are included at open-market value; in both cases movements in value are taken through the income statement.

To the extent that debt securities and equity shares are classified as available-for-sale for US GAAP purposes, US GAAP income differs from IFRS income by the amount of unrealised gains and losses recognised in the income statement under IFRS.

For those securities classified as available-for-sale, the disclosures required under SFAS 115 are presented in aggregate with the banking business on pages F-82 to F-84.

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

v) Deferred acquisition costs

Under IFRS, directly incremental costs that vary with and are related to either securing new business or renewing existing non-participating investment contracts are capitalised as deferred acquisition costs. This asset is then amortised over the period of the provision of investment management services. For insurance or participating investment contracts, the cost of acquiring new and renewal life assurance business is recognised in the embedded value calculation as incurred.

Under US GAAP, the costs incurred by the Group in the acquisition of new and renewal life insurance business are capitalised. These consist of the acquisition costs, principally relating to: commissions, marketing and advertising, processing and policy issuance. Together these are capitalised as an asset and amortised in relation to the profit margin of the policies acquired.

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

vi) Policyholder liabilities

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

vii) Undistributed policyholder allocations

With-profits policies entitle the policyholder to participate in the surplus within the with-profits life fund of the insurance company which issued the policy. Regular bonuses are determined annually by the issuing company’s Head of Actuarial Function and its board of directors. The bonuses that may be declared are highly correlated to the overall performance of the underlying assets and liabilities of the fund in which the contracts participate and are the subject of normal variability and volatility. Terminal bonuses are paid on maturity of the contract and are designed to provide policyholders with a share of the total performance of the issuing company during the period of the contract.

The contract for conventional with-profits business written into the with-profits fund provides that approximately 90 per cent of the surplus arising from the net assets of the fund is allocated to policyholders in the form of annual bonuses. For unitised with-profits business written into the with-profits fund, all of the surplus is allocated to policyholders as bonus.

Under IFRS, all amounts in the with-profits fund not yet allocated to policyholders or shareholders are recorded in the liabilities attributable to policyholders on the Group’s balance sheet.

Under US GAAP, a liability is established for undistributed policyholder allocations. The excess of assets over liabilities in the with-profits fund is allocated to the policyholders and shareholders in accordance with the proportions prescribed by the contracts. The remaining liability comprises the obligation of the insurance company to the policyholders.

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

Under US GAAP, in 2004, Lloyds TSB Group adopted SOP 03-1. Prior to the issue of SOP 03-1, the unit-linked investment contract business of the Group was classified as ‘separate account’ and was held at fair value. SOP 03-1 sets stringent criteria for the use of the ‘separate account’ classification which UK unit-linked funds are unable to meet. As a consequence, the assets and liabilities previously classified as separate account are now accounted for in the same way as other general account assets (as prescribed by SFAS 60) and general account liabilities.

p Parent company US GAAP information

Note 53 sets out information in respect of Lloyds TSB Group plc, the parent company, on an IFRS basis. Set out below are the IFRS to US GAAP net income and equity reconciliations in respect of this company:

Reconciliation to US GAAP
	2006 £m	2005 £m

Shareholders’ funds (IFRS)	4,721	4,645
Derivatives and hedging, including related deferred tax	29	94
Revaluation of shares in group undertakings	6,002	6,242

Shareholders’ equity (US GAAP)	10,752	10,981

Notes to the group accounts

52 Differences between IFRS and US GAAP (continued)

Under IFRS shares in group undertakings are held at cost; under US GAAP they are held at the parent company’s share of the net assets of the group undertakings.

Reconciliation of movements in shareholders’ equity under US GAAP

	2006 £m	2005 £m	2004 £m

Profit after tax (IFRS)	1,877	1,898	1,928
Derivatives and hedging, including related deferred tax	(65)	(8)	—
Share compensation schemes	28	(2)	(6)

Net income (US GAAP)	1,840	1,888	1,922
Dividends paid	(1,919)	(1,914)	(1,913)

	(79)	(26)	9
Issue of shares	105	26	10
Purchase/sale of treasury shares	(20)	(2)	9
Share compensation schemes	5	49	25
Revaluation of shares in group undertakings	(240)	(524)	(487)

	(229)	(477)	(434)
Shareholders’ equity at 1 January (US GAAP)	10,981	11,458	11,892

Shareholders’ equity at 31 December (US GAAP)	10,752	10,981	11,458

53 Parent company disclosures

a Company income statement

	2006 £m	2005 £m	2004 £m

Net interest income	18	22	20
Other income	1,917	1,898	1,913

Total income	1,935	1,920	1,933
Operating expenses	(42)	(38)	(39)

Profit on ordinary activities before tax	1,893	1,882	1,894
Taxation (charge) credit	(16)	16	34

Profit for the year	1,877	1,898	1,928

Notes to the group accounts

53 Parent company disclosures (continued)

b Company balance sheet

	2006	2005
	£m	£m

Assets
Non-current assets:
Investments in subsidiaries	5,589	5,589
Loans to subsidiaries	1,723	1,723
Deferred tax assets	—	21

	7,312	7,333
Current assets:
Derivative financial instruments	114	188
Other assets	146	131
Amounts due from subsidiaries	203	164
Cash and cash equivalents	1,213	107
	1,676	590

Total assets	8,988	7,923

Equity and liabilities
Capital and reserves:
Share capital	1,429	1,420
Share premium account	1,266	1,170
Retained profits	2,026	2,055

Total equity	4,721	4,645

Non-current liabilities:
Subordinated liabilities	2,297	1,502

	2,297	1,502
Current liabilities:
Current tax liabilities	43	5
Amounts owed to subsidiaries	1,850	1,692
Other liabilities	77	79
	1,970	1,776

Total liabilities	4,267	3,278

Total equity and liabilities	8,988	7,923

Notes to the group accounts

53 Parent company disclosures (continued)

c Company cash flow statement

	2006 £m	2005 £m	2004 £m

Profit before tax	1,893	1,882	1,894
Profit on disposal of subsidiary	—	—	(1)
Dividend income	(1,918)	(1,913)	(1,913)
Fair value adjustment	3	9	—
Change in other assets	(44)	(72)	—
Change in other liabilities	156	(44)	(24)
Tax received (paid)	46	12	(122)

Net cash used in operating activities	136	(126)	(166)

Cash flows from investing activities:
Disposal of businesses, net of cash disposed	—	—	1

Net cash generated by investing activities	—	—	1

Cash flows from financing activities:
Dividends received from subsidiaries	1,918	1,913	1,913
Dividends paid to equity shareholders	(1,919)	(1,914)	(1,913)
Proceeds from issue of subordinated liabilities	1,116	—	—
Proceeds from issue of ordinary shares and transactions in own shares held in respect of employee share schemes	105	26	11
Repayment of subordinated liabilities	(250)	—	—

Net cash generated by financing activities	970	25	11

Change in cash and cash equivalents	1,106	(101)	(154)
Cash and cash equivalents at beginning of year	107	208	362

Cash and cash equivalents at end of year	1,213	107	208

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

The country of registration/incorporation is also the principal area of operation for each of the above group undertakings except as follows:

Lloyds TSB Bank plc operates principally in the UK but also through branches in Belgium, Dubai, Ecuador, France, Gibraltar, Hong Kong, Japan, Luxembourg, Malaysia, Monaco, Netherlands, Paraguay, Singapore, Spain, Switzerland, Uruguay and the USA, and a representative office in China.

THIS PAGE INTENTIONALLY LEFT BLANK

Glossary

Term used	US equivalent or brief description

Accounts	Financial statements.

Allotted	Issued.

Associates	Long–term equity investments accounted for by the equity method.

Attributable profit	Net income.

ATM	Automatic Teller Machine.

Balance sheet	Statement of financial position.

Broking	Brokerage.

Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.

Called-up share capital	Ordinary shares, issued and fully paid.

Contract hire	Leasing.

Creditors	Payables.

Dealing	Trading.

Debtors	Receivables.

Deferred tax	Deferred income tax.

Demutualisation	Process by which a mutual institution is converted into a public limited company.

Depreciation	Amortisation.

Economic profit	See definition under ‘Operating and financial review and prospects – Economic profit’.

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

Nominal value	Par value.

Open Ended Investment Company (‘OEIC’)	Mutual fund.

Ordinary shares	Common stock.

Term used	US equivalent or brief description.

Overdraft	A line of credit, contractually repayable on demand unless a fixed–term has been agreed, established through a customer’s current account.

Preference shares	Preferred stock.

Premises	Real estate.

Profit attributable to equity shareholders	Net income.

Provisions	Reserves.

Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.

Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.

Retained profits	Retained earnings.

Share capital	Capital stock.

Shareholders’ equity	Stockholders’ equity.

Share premium account	Additional paid-in capital.

Shares in issue	Shares outstanding.

Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.

Tangible fixed assets	Property and equipment.

Undistributable reserves	Restricted surplus.

VaR	Value at Risk, see definition under ‘Operating and financial review and prospects – Risk management – Market risk – Exposures’.

Weighted sales	The sum of regular premiums plus one-tenth of single premiums paid by customers on life insurance, pensions and unit trusts.

With-profits sub-fund	See ‘Business – Business and activities of Lloyds TSB Group – Insurance and Investments – Life assurance, pensions and investments’.

Write-offs	Charge-offs.

Form 20–F Cross-reference Sheet

	Form 20–F Item Number and Caption		Location	Page

Part I
Item 1.	Identity of Directors, Senior Management and Advisors
	A.	Directors and senior management	Not applicable.
	B.	Advisors	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected Financial Data	“Selected Consolidated Financial Data”	3
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of Proceeds	Not applicable.
	D.	Risk factors	“Risk Factors”	103
Item 4.	Information on the Company
	A.	History and development of the Company	“Business”	6
	B.	Business overview	“Business Overview”	2
	C.	Organisational structure	“Lloyds TSB Group Structure”	106
	D.	Property, plant and equipment	“Business – Properties”	11
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and Financial Review and Prospects”	13
	B.	Liquidity and capital resources	“Operating and Financial Review and Prospects–Liquidity and capital resources”	61
			“Dividends”	95
			“Operating and Financial Review and Prospects – Risk Elements in the Loan Portfolio – Cross border outstandings”	55
			“Operating and Financial Review and Prospects – Investment portfolio, maturities, deposits, short-term borrowings”	69
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and Financial Review and Prospects – Overview and trend information”	14
	E.	Off balance sheet arrangements	“Operating and Financial Review and Prospects – Liquidity and capital resources – Off balance sheet arrangements”	61
	F.	Tabular disclosure of contractual obligations	“Operating and Financial Review and Prospects – Liquidity and capital resources – Liquidity sources”	61
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and Employees–Directors and senior management”	76
	B.	Compensation	“Management and Employees – Compensation”	78
	C.	Board practices	“Management and Employees – Corporate governance – The board and its committees”	87
	D.	Employees	“Management and Employees – Employees”	86
	E.	Share ownership	“Management and Employees – Directors’ interests”	83
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major Shareholders and Related Party Transactions – Major shareholders”	90
	B.	Related party transactions	“Major Shareholders and Related Party Transactions – Related party transactions”	90
	C.	Interests of experts and counsel	Not applicable.
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	“Consolidated Financial Statements”	F-1
			“Business – Legal actions”	11
			“Dividends”	95
	B.	Significant changes	“Business – Recent developments”	10
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing Information”	93
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing Information”	93
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.

	Form 20–F Item Number and Caption		Location	Page

Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and Articles of Association	“Memorandum and Articles of Association of Lloyds TSB Group plc”	95
	C.	Material contracts	“Business – Material contracts”.	10
	D.	Exchange controls	“Exchange Controls”	99
	E.	Taxation	“Taxation”	99
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where You Can Find More Information”	102
	I.	Subsidiary information	“Lloyds TSB Group Structure”	106
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		“Operating and Financial Review and Prospects – Risk management”	39
			“Operating and Financial Review and Prospects – Risk management – Market risk”	55
			“Notes to the accounts – Note 47 – Financial risk management”	F-54
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	Not applicable.
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Management and Employees – Corporate governance”	87
Item 16.	[Reserved by the Securities and Exchange Commission]
	A.	Audit committee financial expert	“Management and Employees – Corporate governance – The board and its committees – Audit committee”	87

	B.	Code of ethics	“Operating and Financial Review and Prospects – Risk management – People risk”	60
	C.	Principal accountant fees and services	“Management and Employees – Corporate governance – The board and its committees – Audit committee”	87
			“Notes to the accounts – Note 10 – Operating expenses”	F–23
	D.	Exemptions from the listing standards for audit committees	Not applicable.
	E.	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable.
Part III
Item 17.	Financial statements		Not applicable.
Item 18.	Financial statements		“Consolidated Financial Statements”	F–1
Item 19.	Exhibits		“Exhibit Index” and the pages following	111

Exhibit Index

1.	Memorandum and articles of association of Lloyds TSB Group plc.

2.	(i)	Limited Partnership Agreements dated 4 February 2000, relating to the preference securities.*

	(ii)	Trust Deed dated 25 April 2001, relating to the perpetual capital securities.*

4.	(b)	(i)	Service agreement dated 6 September 1991 between Lloyds TSB Bank plc and Michael E. Fairey.†
		(ii)	Service agreement dated 9 February 2000 between Lloyds TSB Bank plc and Archie G. Kane.†
		(iii)	Service agreement dated 19 October 2001 between Lloyds TSB Bank plc and J. Eric Daniels.†
		(iv)	Service agreement dated 28 July 2000 between Lloyds TSB Group plc and Maarten A. van den Bergh.†
		(v)	Service agreement dated 4 March 2004 between Lloyds TSB Bank plc and Helen A. Weir. 
		(vi)	Service agreement dated 29 July 2004 between Lloyds TSB Bank plc and G. Truett Tate. ¾
		(vii)	Service agreement dated 23 May 2005 between Lloyds TSB Bank plc and Teresa A. Dial. ¾
		(viii)	Service agreement dated 25 January 2006 between Lloyds TSB Group plc and Sir Victor Blank. ˜
		(ix)	Letter of appointment dated 24 April 2003 between Lloyds TSB Group plc and Wolfgang C. G. Berndt. ˜
		(x)	Letter of appointment dated 20 November 1998 between Lloyds TSB Group plc and Ewan Brown. ˜
		(xi)	Letter of appointment dated 21 September 2005 between Lloyds TSB Group plc and Jan P. Du Plessis. ˜
		(xii)	Letter of appointment dated 13 November 2001 between Lloyds TSB Group plc and Gavin J. N. Gemmell. ˜
		(xiii)	Letter of appointment dated 18 November 2004 between Lloyds TSB Group plc and Sir Julian Horn-Smith. ˜
		(xiv)	Letter of appointment dated 20 September 2001 between Lloyds TSB Group plc and DeAnne Julius. ˜
		(xv)	Letter of appointment dated 24 April 2003 between Lloyds TSB Group plc and Angela A. Knight. ˜
		(xvi)	Letter of appointment dated 14 September 2005 between Lloyds TSB Group plc and Lord Leitch. ˜
		(xvii)	Letter of appointment dated 10 May 2007 between Lloyds TSB Group plc and Philip N. Green.

8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business.

12.1	Certification of J. Eric Daniels filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2	Certification of Helen A. Weir filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1	Certification of J. Eric Daniels and Helen A. Weir furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

*	Previously filed with the SEC, together with Lloyds TSB Group’s registration statement, on 25 September 2001.
†	Previously filed with the SEC on Lloyds TSB Group’s Form 20–F filed 23 June 2003.
	Previously filed with the SEC on Lloyds TSB Group’s Form 20–F filed 5 April 2004.
¾	Previously filed with the SEC on Lloyds TSB Group’s Form 20–F filed 29 June 2005.
˜	Previously filed with the SEC on Lloyds TSB Group’s Form 20–F filed 6 June 2006.

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report.

LLOYDS TSB GROUP plc
By:	/s/ H A Weir

Name:	Helen A Weir
Title:	Group Finance Director

Dated:	8 June 2007