Form 20-F
period 2007-12-31
LLOYDS TSB GROUP PLC
filed 2008-06-05
CIK 1160106

As filed with the Securities and Exchange Commission on 5 June 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2007

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of Lloyds TSB Group plc’s classes of capital or common stock as of 31 December 2007 was:

Ordinary shares, nominal value 25 pence each, as of 31 December 2007	5,647,703,945
Limited voting shares, nominal value 25 pence each, as of 31 December 2007	78,947,368
Preference shares, nominal value 25 pence each, as of 31 December 2007	600,400
Preference shares, nominal value 25 cents each, as of 31 December 2007	1,000,000
Preference shares, nominal value 25 euro cents each, as of 31 December 2007	0
Preference shares, nominal value Japanese ¥25 each, as of 31 December 2007	0

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

Large accelerated filer ☒ Accelerated filer ☐ Non-Accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements including in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Presentation of information

In this annual report, references to ‘Company’ are to Lloyds TSB Group plc; references to ‘Lloyds TSB Group’, ‘Lloyds TSB’ or ‘Group’ are to Lloyds TSB Group plc and its subsidiary and associated undertakings; references to ‘Lloyds TSB Bank’ are to Lloyds TSB Bank plc; and references to the ‘consolidated financial statements’ or ‘financial statements’ are to Lloyds TSB Group’s consolidated financial statements included in this annual report. References to the ‘Financial Services Authority’ or ‘FSA’ are to the United Kingdom (the ‘UK’) Financial Services Authority.

The Lloyds TSB Group publishes consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’).

Lloyds TSB Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ‘sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the ‘US’); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or € are to the lawful currency of the member states of the European Union that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’ ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds TSB Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) in effect on 31 December 2007, which was $1.9843 = £1.00. The Noon Buying Rate on 31 December 2007 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

Business overview

Lloyds TSB Group is a leading UK-based financial services group, whose businesses provide a wide range of banking and financial services in the UK and a limited number of locations overseas. At 31 December 2007 total Lloyds TSB Group assets were £353,346 million and Lloyds TSB Group had some 58,000 employees (on a full-time equivalent basis). Lloyds TSB Group plc’s market capitalisation at that date was some £26,700 million. The profit before tax for the 12 months to 31 December 2007 was £4,000 million and the risk asset ratios as at that date were 11.0 per cent for total capital and 8.1 per cent for tier 1 capital.

The operations of Lloyds TSB Group in the UK were conducted through over 2,000 branches of Lloyds TSB Bank, Lloyds TSB Scotland plc and Cheltenham & Gloucester plc at the end of December 2007. As described on page 8, Cheltenham & Gloucester plc (‘C&G’) is the Group’s specialist mortgage arranger. Following the transfer of its mortgage lending and deposits to Lloyds TSB Bank during 2007, C&G now arranges mortgages for Lloyds TSB Bank rather than for its own account. International business is conducted mainly in the US and continental Europe. Lloyds TSB Group’s services in these countries are offered largely through branches of Lloyds TSB Bank. Lloyds TSB Group also offers offshore banking facilities in a number of countries. For additional information see ‘Regulation’.

Lloyds TSB Group’s activities are organised into three divisions: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Services provided by UK Retail Banking include the provision of banking and other financial services to personal customers, private banking and mortgages. Insurance and Investments offers life assurance, pensions and investment products, general insurance and fund management services. Wholesale and International Banking provides banking and related services for major UK and multinational corporates and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages Lloyds TSB Group’s activities in financial markets through its treasury function and provides banking and financial services overseas.

The following table shows the results of Lloyds TSB Group’s UK Retail Banking, Insurance and Investments and Wholesale and International Banking segments and Central group items in each of the last three fiscal years. In order to provide a more comparable representation of business performance volatility (see ‘Operating and financial review and prospects – Line of business information – Volatility’, for a description of volatility, its significant limitations and the processes put in place by management to compensate for these limitations) has been separately analysed from the results of the individual business units so that, where appropriate, information is presented both in accordance with applicable accounting standards (‘statutory’) and on a basis which excludes volatility (‘excluding volatility’).

	Profit before tax (statutory)			Profit before tax (excluding volatility)

	2007 £m	2006 £m	2005 £m	2007 £m	2006 £m	2005 £m

UK Retail Banking	1,732	1,549	1,394	1,732	1,549	1,394
Insurance and Investments	828	1,383	1,474	1,328	973	725
Wholesale and International Banking	1,822	1,640	1,518	1,822	1,640	1,518
Central group items	(382)	(324)	(566)	(382)	(324)	(566)

Profit before tax, excluding volatility				4,500	3,838	3,071
Volatility*				(500)	410	749

Profit before tax	4,000	4,248	3,820	4,000	4,248	3,820

*	Volatility relates to Insurance and Investments.

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

Selected consolidated financial data

The financial information set out in the tables below has been derived from the annual reports and accounts of Lloyds TSB Group plc for each of the past five years adjusted for subsequent changes in accounting policy and presentation. These tables have been prepared in accordance with IFRS (for 2004 and later years) and with UK Generally Accepted Accounting Principles (for 2003) and, as a result, the information included for 2004 and later years is not directly comparable with that for 2003. The financial statements for each of the years 2003 to 2007 have been audited by PricewaterhouseCoopers LLP, independent accountants.

IFRS	2007	2006	2005	2004[1]

Income statement data for the year ended 31 December (£m)
Total income, net of insurance claims	10,706	11,104	10,540	9,661
Operating expenses	(5,567)	(5,301)	(5,471)	(5,297)
Trading surplus	5,139	5,803	5,069	4,364
Impairment losses on loans and advances	(1,796)	(1,555)	(1,299)	(866)
Profit before tax	4,000	4,248	3,820	3,477
Profit for the year	3,321	2,907	2,555	2,459
Profit for the year attributable to equity shareholders	3,289	2,803	2,493	2,392
Total dividend for the year[2]	2,026	1,928	1,915	1,914

Balance sheet data at 31 December (£m)
Share capital	1,432	1,429	1,420	1,419
Shareholders’ equity	12,141	11,155	10,195	11,047
Customer accounts	156,555	139,342	131,070	119,811
Preferred securities	3,031	2,957	2,549	1,388
Undated subordinated liabilities	4,869	4,863	5,184	4,464
Dated subordinated liabilities	4,058	4,252	4,669	4,400
Loans and advances to customers	209,814	188,285	174,944	155,318
Total assets	353,346	343,598	309,754	284,422

Share information
Basic earnings per ordinary share	58.3p	49.9p	44.6p	42.8p
Diluted earnings per ordinary share	57.9p	49.5p	44.2p	42.5p
Net asset value per ordinary share	212p	195p	180p	195p
Total dividend per ordinary share[2]	35.9p	34.2p	34.2p	34.2p
Equivalent cents per share[2,3]	71.0c	67.0c	62.2c	63.7c
Market price (year end)	472p	571.5p	488.5p	473p
Number of shareholders (thousands)	814	870	920	953
Number of ordinary shares in issue (millions)[4]	5,648	5,638	5,603	5,596

Financial ratios (%)[5]
Dividend payout ratio	61.6	68.8	76.8	80.0
Post-tax return on average shareholders’ equity	28.2	26.6	25.6	22.8
Post-tax return on average assets	0.94	0.88	0.84	0.92
Post-tax return on average risk-weighted assets	2.03	1.89	1.81	1.99
Average shareholders’ equity to average assets	3.3	3.2	3.2	3.9
Cost:income ratio[6]	52.0	47.7	51.9	54.8

Capital ratios (%)[7]
Total capital	11.0	10.7	10.9	10.1
Tier 1 capital	8.1	8.2	7.9	8.2

Selected consolidated financial data

UK GAAP	2003

Profit and loss account data for the year ended 31 December (£m)
Net interest income	5,255
Other finance income	34
Other income	4,619
Operating expenses	(5,173)
Trading surplus	4,735
Provisions for bad and doubtful debts	(950)
Profit on ordinary activities before tax	4,348
Profit on ordinary activities after tax	3,323
Profit for the year attributable to equity shareholders	3,254
Dividends[8]	1,911

Balance sheet data at 31 December (£m)
Called-up share capital	1,418
Shareholders’ funds (equity and non-equity)	9,624
Customer accounts	116,496
Undated subordinated loan capital	5,959
Dated subordinated loan capital	4,495
Loans and advances to customers	135,251
Assets[9]	201,934
Total assets	252,012

Share information
Basic earnings per ordinary share	58.3p
Diluted earnings per ordinary share	58.1p
Net asset value per ordinary share	170p
Dividends per ordinary share[8]	34.2p
Equivalent cents per share[3,8]	59.9c
Market price (year end)	448p
Number of shareholders (thousands)	974
Number of ordinary shares in issue (millions)[4]	5,594

Financial ratios (%)[5]
Dividend payout ratio	58.7
Post-tax return on average shareholders’ equity	38.5
Post-tax return on average assets	1.57
Post-tax return on average risk-weighted assets	2.63
Average shareholders’ equity to average assets	4.0
Cost:income ratio[10]	52.2

Capital ratios (%)
Total capital	11.3
Tier 1 capital	9.5

[1]	Except for capital ratios (see 7 below), comparative data for 2004 excludes the provisions of IAS 32, IAS 39 and IFRS 4, which were adopted with effect from 1 January 2005.

[2]

Annual dividends comprise both interim and final dividend payments. For the purposes of the IFRS disclosures in this table, the total dividend for the year represents the interim dividend paid during the year and the final dividend, which is paid and accounted for in the following year.

[3]	Translated into US dollars at the Noon Buying Rate on the date each payment was made.

[4]	This figure excludes the 79 million limited voting ordinary shares owned by the Lloyds TSB Foundations.

[5]	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds TSB Group.

[6]	The cost:income ratio under IFRS is calculated as total operating expenses as a percentage of total income (net of insurance claims).

[7]

In order to provide a more meaningful comparison, capital ratios are shown at 1 January 2005, rather than 31 December 2004, in order to reflect the application of those accounting standards applied with effect from 1 January 2005.

[8]	Annual dividends comprise both interim and final dividend payments. Under UK GAAP, final dividends are included in the year to which they relate rather than in the year in which they are paid.

[9]	Assets exclude long-term assurance assets attributable to policyholders.

[10]	The cost:income ratio under UK GAAP is calculated as total operating expenses as a percentage of total income.

Exchange rates

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2008 April	2008 March	2008 February	2008 January	2007 December	2007 November

US dollars per pound sterling:
High	2.00	2.03	1.99	1.99	2.07	2.11
Low	1.96	1.98	1.94	1.95	1.98	2.05

For each of the years shown, the average of the US dollar Noon Buying Rates per pound sterling on the last day of each month was:

	2007	2006	2005	2004	2003

US dollars per pound sterling:
Average	2.01	1.86	1.81	1.84	1.64

On 8 May 2008, the latest practicable date, the US dollar Noon Buying Rate was $1.9543 = £1.00. Lloyds TSB Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

Business

History and development of Lloyds TSB Group

The history of the Lloyds TSB Group can be traced back to the 18th century when the banking partnership of Taylors and Lloyds was established in Birmingham, England. Lloyds Bank Plc was incorporated in 1865 and during the late 19th and early 20th centuries entered into a number of acquisitions and mergers, significantly increasing the number of banking offices in the UK. In 1995, it continued to expand with the acquisition of the Cheltenham and Gloucester Building Society.

TSB Group plc became operational in 1986 when, following UK government legislation, the operations of four Trustee Savings Banks and other related companies were transferred to TSB Group plc and its new banking subsidiaries. By 1995, the TSB Group had, either through organic growth or acquisition, developed life and general insurance operations, investment management activities, and a motor vehicle hire purchase and leasing operation to supplement its retail banking activities.

In 1995, TSB Group plc merged with Lloyds Bank Plc. Under the terms of the merger, the TSB and Lloyds Bank groups were combined under TSB Group plc, which was re-named Lloyds TSB Group plc with Lloyds Bank Plc, which was subsequently renamed Lloyds TSB Bank plc, the principal subsidiary. In 1999, the businesses, assets and liabilities of TSB Bank plc, the principal banking subsidiary of the TSB Group prior to the merger, and its subsidiary Hill Samuel Bank Limited were vested in Lloyds TSB Bank plc, and in 2000, Lloyds TSB Group acquired Scottish Widows. In addition to already being one of the leading providers of banking services in the UK, this transaction also positioned Lloyds TSB Group as one of the leading suppliers of long-term savings and protection products in the UK.

In more recent years, the Lloyds TSB Group has disposed of a number of its non-core operations, as part of the process of managing its portfolio of businesses to focus on its core markets. These disposals have resulted in a significant reduction in the size of the Lloyds TSB Group’s international business. For additional information on the Lloyds TSB Group see ‘Business Overview’.

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

Reflecting this, in 2003 the Lloyds TSB Group put in place a three-phase strategy. In phase 1, now completed, the Lloyds TSB Group focused on enhancing the quality of its earnings by exiting businesses which were not regarded as core or which added unnecessary volatility to its earnings. During this phase, the Lloyds TSB Group divested businesses in New Zealand and Latin America, markets in which it did not expect to be able to build and sustain competitive advantage. In phase 2, Lloyds TSB Group’s focus is on accelerating growth by deepening its customer relationships and improving its productivity and, in the process, building competitive advantage through enhancing its capabilities. Lloyds TSB Group believes that this has already resulted in improved earnings growth in its core markets.

The Lloyds TSB Group remains alert for opportunities to grow inorganically to complement its organic strategies and help provide new opportunities for profitable growth, both in the UK and overseas. In phase 3, the Lloyds TSB Group expects to leverage its financial strength and enhanced capabilities in new markets.

Relationships are critical to the Lloyds TSB Group’s strategy. The Lloyds TSB Group has chosen to focus on building deep, long-lasting relationships with the Group’s customers in order to deliver high quality, sustainable results over time. By building deep relationships, the Lloyds TSB Group aims to maintain stable revenues and thus achieve a lower risk profile.

Markets

Lloyds TSB Group continues to focus on building competitive advantage in its core markets by seeking opportunities to consolidate its position in businesses where it is already strong, through a combination of organic growth and acquisitions, and by divesting businesses in markets where it is not a leader and cannot aspire reasonably to leadership. In 2007, the Lloyds TSB Group continued to move out of non-core markets with the sale of Lloyds TSB Registrars and Abbey Life Assurance Company Limited (‘Abbey Life’).

There remains significant growth potential for the Lloyds TSB Group within the UK. The UK remains an attractive market and the Lloyds TSB Group believes that it has good potential within its existing franchise to grow by meeting more of the Group’s customers’ needs as well as through adding new customers to the franchise.

Strategy

Lloyds TSB Group’s strategy is based on a belief that sustained growth comes from simultaneously focusing on (i) building strong customer relationships, (ii) continuous productivity improvement and (iii) strong capital management.

(i) Strong customer relationships

In an increasingly competitive financial services market, and with customers able to exercise choice amongst alternative providers, shareholder value creation is closely linked to customer value creation. Shareholder value can only be created by attracting and retaining customers and winning a greater share of their financial services business. Across its main businesses, Lloyds TSB Group has strong core banking franchises, based on building strong customer relationships. The Lloyds TSB Group’s strategy is focused on being differentiated in the creation of customer value to win a bigger share of its customers’ total financial services spend.

Strong franchises depend on having highly motivated employees. Since 2003, measures of the Lloyds TSB Group’s employee engagement from an independent survey by Towers Perrin – ISR have shown a sustained steady improvement across all divisions. Towers Perrin – ISR research shows that high employee engagement scores are positively correlated with business performance.

Business

Motivated employees, combined with investments in improving service, help to build customer advocacy. The Lloyds TSB Group’s customer satisfaction and advocacy scores have also improved in recent periods. The Lloyds TSB Group will continue to invest in the drivers of customer advocacy. Against this background, the Lloyds TSB Group has continued to achieve stronger sales and income growth in its three business divisions, UK Retail Banking, Insurance and Investments and Wholesale and International Banking.

(ii) Continuous productivity improvement

Superior economic profit growth also requires a continuous focus on productivity improvement, which drives both improved customer service and cost reduction. In recent years, the Lloyds TSB Group has been building a set of capabilities in ‘six sigma’ (error reduction), ‘lean manufacturing’ (operations efficiency) and procurement. Alongside those capabilities, the Lloyds TSB Group applies an ‘income growth must exceed cost growth’ discipline in setting goals for each business, requiring a wider gap between income growth and cost growth for lower growth/return businesses than for higher growth/return businesses.

The results are showing across all three divisions in much reduced error rates in key processes, growing levels of income per employee and falling unit costs, without impacting investment in future growth. Further improvements in the Lloyds TSB Group’s cost:income ratio are expected as these capabilities and disciplines are extended further.

(iii) Capital management

Lloyds TSB Group measures value internally by economic profit growth, a measure of financial performance which signals unambiguously where value is created or destroyed. It has developed a framework to measure economic equity requirements across all its businesses, taking into account market, credit, insurance, business and operational risk. Using economic profit as a key performance measure enables the Lloyds TSB Group to understand which strategies, products, channels and customer segments are destroying value and which are creating the most value and to make better capital allocation decisions as a result.

The application of these economic profit disciplines, alongside goal-setting linked to ensuring that revenue growth constantly exceeds cost growth, has already been reflected in a significant improvement in the capital efficiency of the Lloyds TSB Group’s Insurance and Investments division and by a shift in business mix towards sectors offering higher risk-adjusted returns in wholesale banking. By the continued rigorous application of these disciplines at every level, the Lloyds TSB Group expects to further improve capital efficiency whilst remaining strongly capitalised.

It is the Lloyds TSB Group’s belief that the relationship focused strategy has demonstrated its effectiveness in generating sustainable, high quality results through the cycle. The prudent approach to risk means that the Lloyds TSB Group believes that it has relatively limited exposure to assets affected by capital market uncertainties and continues to retain a strong liquidity position. In the future, the continued successful execution of the strategy should enable the Lloyds TSB Group to achieve its goal of double digit economic profit growth over time and expand from strength into new markets.

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

Branches. Lloyds TSB Group provides wide-reaching geographic branch coverage in England, Scotland and Wales, through over 2,000 branches of Lloyds TSB Bank, Lloyds TSB Scotland plc (‘Lloyds TSB Scotland’) and Cheltenham & Gloucester plc (‘Cheltenham & Gloucester’).

Internet banking. Internet banking provides online banking facilities for personal customers. Some 4.5 million customers have registered to use Lloyds TSB Group’s internet banking services. At the end of 2007, these customers were conducting more than 71 million actions per month online, a 25 per cent increase on 2006.

Telephone banking. Telephone banking continues to grow and Lloyds TSB Group now provides one of the largest telephone banking services in Europe. At the end of 2007, some 5.4 million customers had registered to use the services of PhoneBank and the automated voice response service, PhoneBank Express. Lloyds TSB Group’s telephone banking centres handled some 70 million calls during 2007.

Cash machines. Lloyds TSB Group has one of the largest cash machine networks of any leading banking group in the UK and, at 31 December 2007, personal customers of Lloyds TSB Bank and Lloyds TSB Scotland were able to withdraw cash and check balances through over 4,100 ATMs at branches and external locations around the country. In addition, UK Retail Banking’s personal customers have access to over 64,000 cash machines via LINK in the UK and to cash machines worldwide through the VISA and MasterCard networks.

Current accounts. Lloyds TSB Bank and Lloyds TSB Scotland offer a wide range of current accounts, including interest-bearing current accounts and a range of added value accounts.

Savings accounts. Lloyds TSB Bank and Lloyds TSB Scotland offer a wide range of savings accounts and retail investments through their branch networks and a postal investment centre.

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

Mortgages. Cheltenham & Gloucester is Lloyds TSB Group’s specialist residential mortgage arranger, offering a range of mortgage products to personal customers through its own branches and those of Lloyds TSB Bank in England and Wales, as well as through the telephone, internet and postal service, Mortgage Direct. Lloyds TSB Group also provides mortgages through Lloyds TSB Scotland and Scottish Widows Bank. Lloyds TSB Group is one of the largest residential mortgage lenders in the UK on the basis of outstanding balances, with mortgages outstanding at 31 December 2007 of £101,980 million.

UK Wealth Management. Wealth Management provides financial planning and advice for Lloyds TSB Group’s affluent customers, providing financial solutions across investments, retirement planning and income, trusts, tax and estate planning as well as share dealing. Expert advice is provided through a large population of Lloyds TSB financial advisors who can be accessed via the retail branch network and Private Banking offices throughout the United Kingdom. Customers are also provided with access to relationship banking as part of Lloyds TSB Private Banking, one of the largest private banks in the UK.

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

During 2007, Lloyds TSB Group sold Abbey Life, the UK life operation which was closed to new business in 2000.

Business

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

Wholesale and International Banking

Wholesale and International Banking provides banking and related services for major UK and multinational corporates and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages Lloyds TSB Group’s activities in financial markets through its treasury function and provides banking and financial services overseas.

A new organisational structure for Wholesale and International Banking became effective in 2007. The division’s corporate customers with turnover between £2 million and £15 million per annum were transferred from Corporate Markets to Business Banking, which was renamed Commercial Banking; in addition, Lloyds TSB Commercial Finance was transferred from Asset Finance to Commercial Banking.

During 2007, Lloyds TSB Group completed the sale of Lloyds TSB Registrars and The Dutton-Forshaw Group, two of Wholesale and International Banking’s businesses.

Corporate Markets. Combining the respective strengths of some 3,000 people in Corporate Banking and Products and Markets, Corporate Markets plays an integral role in leveraging and expanding the customer franchise and building deep, long-lasting relationships with around 17,000 corporate customers.

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

Products and Markets is where the specialist product capability resides for transactions undertaken by the corporate relationship customers of the Lloyds TSB Group. It offers customers a comprehensive range of finance and capital solutions, and also provides tailored risk management solutions and structured solutions across all areas of risk, including foreign exchange, interest rates, credit, inflation and commodities on behalf of Lloyds TSB Group. Additionally, Products and Markets fulfils the treasury role for Lloyds TSB Group, managing balance sheet liquidity.

Commercial Banking. Commercial Banking serves nearly one million customers across the UK from one-person start-ups to large, established enterprises. The expanded business focuses on providing banking facilities and solutions to customers with business turnover up to £15 million per annum, and incorporates the invoice discounting and factoring subsidiary, Lloyds TSB Commercial Finance, through which Lloyds TSB Group provides specialised working capital finance for its customers. Lloyds TSB Group has a leading share of the new business start-up market, with some 120,000 new businesses opening an account with Lloyds TSB Group in 2007. The main activity of The Agricultural Mortgage Corporation is to provide long-term finance to the agricultural sector.

Asset Finance. Lloyds TSB Group’s asset finance businesses provide individuals and companies with specialist personal lending, store credit and finance through leasing, hire purchase and contract hire packages. Hire purchase is a form of consumer financing where a customer takes possession of goods on payment of an initial deposit but the legal title to the goods does not pass to the customer until the agreed number of instalments have been paid and the option to purchase has been exercised. Altogether, Asset Finance has over 1.7 million individual customers and relationships with some 16,800 companies and small businesses.

International Banking. The Lloyds TSB Group has continued to shape its international network to support its UK operations. Its overseas banking operations include offices in the UK, the Channel Islands, the Isle of Man, Dubai, Hong Kong, Spain, France, Switzerland, Luxembourg, Belgium, Netherlands, Monaco, Gibraltar, Cyprus, South Africa, Japan, Singapore, Malaysia, China and the US. The business provides a wide range of private and retail banking, wealth management and expatriate services to local island residents, UK expatriates, foreign nationals and to other customers and also serves the corporate and institutional market in a number of these locations.

Business

Material contracts

Lloyds TSB Group and its subsidiaries are party to various contracts in the ordinary course of business. In 2007, there have been no material contracts entered into outside the ordinary course of business.

Properties

As at 31 December 2007, Lloyds TSB Group occupied 3,422 properties in the UK. Of these, 500 were held as freeholds, 57 as long-term leaseholds and 2,865 as short-term leaseholds. The majority of these properties are retail branches and ATM sites, widely distributed throughout England, Scotland and Wales. Other buildings include the Lloyds TSB Group’s head office in the City of London, and customer service and support properties located to suit business needs, but clustered largely in London, Birmingham and Bristol (in England), Edinburgh (in Scotland) and Cardiff and Newport (in Wales).

In addition, Lloyds TSB Group owns, leases or uses under licence properties for business operations elsewhere in the world, principally in Spain, Switzerland, Dubai and Asia.

Legal actions

Lloyds TSB Group is periodically subject to threatened or filed legal actions in the ordinary course of business. For further information, see ‘Legal proceedings’ in note 46 on page F-59. As referred to in note 46, the Group has provided information relating to certain historic US dollar payments to a number of authorities including the Office of Foreign Assets Control, the US Department of Justice and the New York County District Attorney’s office. The Group is involved in ongoing discussions with these and other authorities with respect to agreeing a resolution of their investigations. Whilst the Group does not expect the final outcome to have a material adverse effect on its financial position, discussions have advanced towards resolution since the year end and accordingly Lloyds TSB Group has provided £180 million in respect of this matter in the first half of 2008.

Competitive environment

Lloyds TSB Group’s key markets are in the UK, in both the retail and wholesale financial services sectors, where the markets are relatively mature. Retail banking markets have shown strong rates of growth in recent years, but there is now evidence of divergent trends between unsecured and secured consumer borrowing, with unsecured lending expected to continue to grow whilst new secured lending is expected to fall in the short term. At the same time, the markets for life, pensions and insurance products are expected to grow over time in a number of key areas. The fragmented nature of the life, pensions and insurance market in the UK has resulted in some consolidation within certain product sectors, although the overall share of new business of the top ten providers has fallen slightly in 2007. In the general insurance sector, the long-term trend of consolidation amongst underwriters and brokers continues, while distribution remains fragmented through growth in the number of affinity partnerships. Wholesale markets have also shown strong growth until mid-2007, since when the ongoing dislocation of global capital markets has had a severe impact. Slower growth is now evident and this trend is likely to intensify going forward, together with a return to more normal levels of bad debt from recent cyclical lows.

Lloyds TSB Group’s competitors include all the major financial services companies operating in the UK. In the retail banking market, Lloyds TSB Group competes with banks and building societies, major retailers and internet-only providers. In the mortgage market, competitors include the traditional banks and building societies and specialist providers. In the wholesale banking market, Lloyds TSB Group competes with both UK and foreign financial institutions; in asset finance the main competition comes from other banks and specialised asset finance providers; and in the insurance market, competitors include bancassurance, life assurance and general insurance companies operating in the UK.

The current dislocation in global capital markets has been the most severe examination of the banking system’s capacity to absorb sudden significant changes in the funding and liquidity environment for many years and individual institutions have faced varying degrees of stress. Should the Group be unable to continue to source a sustainable funding profile which can absorb these sudden shocks, this could impact its ability to compete in the mortgage market and in other markets. Many competitors have reacted to short-term funding concerns by withdrawing products and/or tightening lending criteria. Lloyds TSB Group expects these conditions to continue throughout 2008.

Business

In the UK and elsewhere, there is continuing political and regulatory scrutiny of financial services (see also ‘Operating and financial review and prospects – Risk management – Operational risk – Exposures’):

UK Competition Commission

 The UK's Competition Commission (the ‘Commission’) is formally investigating the supply of payment protection insurance (‘PPI’) services (except store card PPI) to non-business customers in the UK.

On 5 June 2008, the Commission issued its provisional findings, to the effect that there are market features which prevent, restrict or distort competition in the supply of PPI to non-business customers, with an adverse effect on competition and with resulting detriments to consumers.

The Commission has therefore also considered what remedies should be adopted to regulate the future supply of PPI. A remedies notice issued with the provisional findings sets out a range of possible remedies under consideration at this stage which contemplate (1) measures requiring greater disclosure of information about PPI policies prior to, or at, the point of sale of the policy; (2) a prohibition on the sale of PPI at the point of sale of any credit product and within a fixed time period after the credit sale; (3) a requirement that all PPI policies be subject to annual renewal, with renewal occurring only if the customer “opted in” (and, for single premium policies, a right for a customer who did not “opt in” to receive a rebate in cash); (4) a requirement that distributors of PPI should provide an annual statement to each customer, containing a reminder of certain key facts about the policy, including the customer’s right to cancel the policy; (5) a prohibition on the sale of single premium PPI policies, or other restrictions on the sale and/or terms of such policies; (6) a requirement that PPI policies embody certain minimum standards of cover; (7) a range of measures requiring disclosure of customer-related information, or other forms of co-operation, between market participants, to facilitate the sale and administration of policies by stand alone and other providers of PPI; and (8) the imposition of a regulatory cap on the price of some or all kinds of PPI policy.

If the Commission decides to confirm its provisional findings to the effect that market features restrict competition in the supply of PPI with resulting adverse effects, it is expected to issue its provisional decision as to what remedies to adopt in September 2008. The Commission will issue its final report by February 2009.

UK Office of Fair Trading

The following reviews and inquiries are being carried out:

In April 2007, the UK Office of Fair Trading (‘OFT’) commenced an investigation into the fairness of current account overdraft charges. At the same time it commenced a market study into wider questions about competition and price transparency in the provision of personal current accounts.

On 27 July 2007, following agreement between the OFT and eight UK financial institutions, the OFT issued High Court legal proceedings against those institutions, including Lloyds TSB Bank, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to requests for unplanned overdrafts. On 24 April 2008, the High Court ruled on the preliminary issues of whether eight UK financial institutions’ terms and conditions in relation to unplanned overdraft charges are capable of being assessed for fairness under the Unfair Terms in Consumer Contracts Regulations 1999 (‘Regulations’) or are capable of amounting to penalties at common law. The High Court determined, in relation to Lloyds TSB Bank’s current terms and conditions, that the relevant charges are not capable of amounting to penalties but that they are assessable for fairness under the Regulations. On 22 May 2008 Lloyds TSB Bank, along with the other seven UK financial institutions, was given permission to appeal the finding that unplanned overdraft charges are assessable for fairness under the Regulations and expects this appeal to be heard later this year. A further hearing will consider whether Lloyds TSB Bank’s historic terms and conditions are similarly not capable of being penalties. That hearing is expected to occur in early July 2008. Subject to the outcome of any appeal, it is expected that there will be a further substantive hearing to establish whether the charges are fair. If various appeals are pursued, the proceedings may take a number of years to conclude. Pending resolution, the Financial Services Authority has agreed for the time being, subject to certain conditions, that the handling of customer complaints on this issue can be suspended until the proceedings are concluded unless in the light of prevailing circumstances this would be inappropriate. Similarly cases before the Financial Ombudsman Service and the County Courts are also currently stayed pending the outcome of the legal proceedings initiated by the OFT. The Group intends to continue to defend its position strongly. Accordingly, no provision in relation to the outcome of this litigation has been made. Depending on the Court’s determinations, a range of outcomes is possible, some of which could have a significant financial impact on the Lloyds TSB Group. The ultimate impact of the litigation on the Group can only be known at its conclusion.

The OFT is carrying out a review of undertakings given by some banks in 2002 regarding the supply of banking services to small and medium-sized entities (‘SMEs’).

The OFT is also investigating interchange fees charged by some card networks in parallel with the European Commission’s own investigation into cross-border interchange fees.

The European Commission

The European Commission is conducting its own inquiry into retail banking services across the European Union.

In addition, a number of EU directives, including the Unfair Commercial Practices Directive, Acquisitions Directive and the Payment Services Directive are currently being implemented in the UK. The EU is also considering regulatory proposals for, inter alia, Consumer Credit, Mortgage Credit, Single European Payments Area, Retail Financial Services Review and capital adequacy requirements for insurance companies (Solvency II).

UK regulators are also currently considering feedback from the market in connection with their review of the distribution of retail investment products and responses to a consultation on the UK financial stability and depositor protection regime.

These investigations and any connected matters are likely to affect the industry and have an impact on the Lloyds TSB Group’s business. Lloyds TSB Group is considering actions to mitigate any financial impact. The net effect from a product and cost/income perspective is currently under consideration. However the Lloyds TSB Group is presently unable to quantify with any reasonable certainty the aggregate cost or income implications in relation to the above matters.

Business

Recent developments

Board changes

On 28 March 2008, it was announced that Terri Dial, Group Executive Director, UK Retail Banking, had decided to leave the Lloyds TSB Group; Ms Dial resigned from the board of Lloyds TSB Group plc on 18 April 2008.

Also on 18 April 2008, the board announced the appointment of Helen Weir as Group Executive Director, UK Retail Banking, with immediate effect; Ms Weir was previously Group Finance Director of Lloyds TSB having joined the Group in 2004. In addition, the board announced that Tim Tookey, previously Deputy Group Finance Director, would assume the position of Acting Group Finance Director.

Interim management statement

Lloyds TSB Group issued the following interim management statement on 6 May 2008:

Interim management statement – key highlights*

•	The Group continues to deliver good growth in its relationship banking businesses in a difficult period for financial services companies.

•

Excluding the impact of market dislocation and insurance related volatility, each division and the Group achieved revenue growth in excess of cost growth, and a double-digit percentage increase in profit before tax in the first quarter of 2008.

•	The Group has continued to capture market share in a number of key areas, whilst improving product margins.

•	The impact of market dislocation on profit before tax in Wholesale and International Banking was £387 million in the first quarter of 2008.

•	The Group has maintained its strong liquidity and funding position.

•	We remain firmly on track to deliver a good performance in the first half of 2008.

*Unless otherwise stated, first quarter 2008 performance comparisons relate to the equivalent period in 2007 for the Group’s continuing businesses.

The Group’s core banking businesses have continued their growth momentum during the first quarter of 2008, notwithstanding the continuing difficulties in financial markets. This serves to demonstrate both the prudence of our business model and the high quality, sustainable nature of our earnings. Whilst no bank has been immune from the recent market turbulence, the impact on the Group continues to be relatively limited.

Continuing to build our strong customer franchises: We have continued to extend our strong, relationship focused, customer franchises by acquiring new customers, deepening relationships with existing customers, and achieving good sales growth, whilst also improving productivity and efficiency. The underlying performance of the business remains strong with revenue growth remaining well ahead of cost growth. Like many other financial institutions, the Group has been affected by the recent market dislocation. However, due to our lower risk strategy, the impact on profit before tax in our Wholesale and International Banking division has been limited to £387 million in the first quarter of 2008.

In UK Retail Banking we have continued recent performance trends, with strong revenue momentum and excellent cost management. Insurance and Investments has delivered a solid performance against the backdrop of a slowdown in the sale of equity based savings and investment products. In Wholesale and International Banking our strong liquidity position has led to further progress in building our corporate and commercial relationship banking businesses. However, the division’s overall performance has been affected by the impact of the widespread turbulence in global financial markets.

Despite the significant disruption in financial markets, Lloyds TSB maintains a strong liquidity and funding position, building on our ‘triple A’ long-term debt rating and robust capital ratios.

Continued strong revenue momentum in UK Retail Banking: The Retail Bank has continued to make excellent progress, with further growth in product sales supporting strong revenue momentum. We continue to make progress in the acquisition of new current accounts and have also achieved good growth in customer deposits, especially in bank savings and cash Individual Savings Accounts. Our Wealth Management business delivered a particularly strong first quarter with a significant increase in new business flows.

In our mortgage business, we significantly improved our market share of net new mortgage lending in the first quarter of 2008, whilst maintaining prudent new business loan-to-value ratios. Recent levels of mortgage allocations continue to be strong. New business net interest margins have improved considerably as we benefit from both a market-wide increase in interest spreads and our relative funding advantage. The Group has continued to maintain high levels of asset quality by focusing on the prime UK mortgage market.

We have maintained our leadership position in personal loans and credit card issuance, and have continued to build our transaction focused credit card business with strong growth in new customers choosing the Lloyds TSB Airmiles Duo account. The quality of our new unsecured personal lending has remained strong, reflecting lower levels of arrears and the Group’s focus on lending to existing current account customers where we better understand our customers’ financial position.

Continued progress in Insurance and Investments: In Insurance and Investments, we have continued to achieve growth in the bancassurance channel, although the level of growth slowed during the first quarter of 2008 as a result of a switch away from equity based products towards cash based products, and lower mortgage-related protection sales. Stand-alone sales of protection products have remained robust. In the IFA channel, sales of pensions were good. However a significant reduction in the sale of savings and investment products, largely as a result of the uncertainty caused by proposed changes to Capital Gains Tax, led to an overall reduction in new business sales. Scottish Widows continues to make improvements in service and operational efficiencies and this has led to another excellent cost performance. The capital position of Scottish Widows remains strong.

In General Insurance, we have delivered improved home insurance sales through the branch network and strong sales through our increasing corporate partnering arrangements. Cost control has been good and we expect to achieve notable profit growth in the business in the first half of 2008, largely reflecting the expected absence of last year’s unusually high weather-related claims.

Strong relationship banking growth in Wholesale and International Banking: The division has continued to make substantial progress in its relationship banking businesses. Our Corporate and Commercial Banking businesses are in a strong competitive position and continue to expand their share of our customers’ business. In Commercial Banking, strong growth in business volumes and good progress in improving operational efficiency have resulted in continued strong profit growth. In Corporate Markets, further progress has been made in developing our relationship banking franchise supported by a

Business

significant increase in the demand for corporate lending and a strong cross-selling performance. Reflecting this, in April 2008, our corporate relationship banking businesses were awarded the CBI Corporate Bank of the Year Award for the fourth consecutive year.

The division has limited exposure to assets affected by current market uncertainties. However, in Wholesale and International Banking profit before tax was reduced by £387 million during the first quarter of 2008 as a result of the impact of market dislocation. This principally reflects mark-to-market adjustments on assets in our trading portfolio.

US sub-prime mortgage Asset Backed Securities (ABS) and ABS Collateralised Debt Obligations (CDOs)

Lloyds TSB continues to have no direct exposure to US sub-prime mortgage Asset Backed Securities and limited indirect exposure through ABS CDOs. During the first quarter of 2008, the market value of our holdings in ABS CDOs was written down by £5 million, leaving a residual investment of £125 million net of hedges.

The Group’s residual investment of £125 million is stated net of credit default swap (CDS) protection totalling £406 million purchased from a ‘triple A’ rated monoline Financial Guarantor. At 31 March 2008, the underlying assets supported by this protection had fallen in value, leaving a reliance on the CDS protection totalling £187 million. During the quarter, the Group has written down the value of this protection by £58 million. In addition, at 31 March 2008, the Group had £1,972 million of ABS CDO’s which are fully cash collaterised by major global financial institutions. During April 2008, this exposure reduced by £566 million, or 29 per cent, following the sale, at cost, of an ABS CDO.

Structured Investment Vehicle (SIV) Capital Notes

During the first quarter of 2008, the Group wrote down the value of its SIV assets by a total of £46 million, leaving a residual exposure to SIV Capital Notes at 31 March 2008 totalling £35 million. Additionally, at 31 March 2008 the Group had commercial paper back-up liquidity facilities totalling £182 million, of which £115 million had been drawn. All of these liquidity lines are senior facilities.

Trading portfolio

In the first quarter of 2008, Corporate Markets saw a reduction in profit before tax of approximately £278 million as a result of the impact of mark-to-market adjustments in the Group’s trading portfolio, reflecting the market-wide repricing of liquidity and, to a lesser extent, credit. At 31 March 2008, the trading portfolio contained £200 million of indirect exposure to US sub-prime mortgages and ABS CDOs.

Available-for-sale assets

At 31 March 2008, the Group’s portfolio of available-for-sale assets totalled £23.2 billion. A significant proportion of these assets (£7.9 billion) related to the ABS in Cancara, our hybrid Asset Backed Commercial Paper conduit. Over 99 per cent of these ABS remain ‘triple A’ rated by both Moody’s and Standard & Poor’s. Cancara, which is fully consolidated in the Group’s accounts, comprises £7.9 billion ABS and £3.9 billion client receivables transactions and is managed in a very conservative manner, which is demonstrated by the quality and ratings stability of its underlying asset portfolio. Cancara has continued to fund itself satisfactorily without having to utilise the Group’s liquidity backstop facility.

The balance of the Group’s available-for-sale assets includes £3.1 billion Student Loan ABS, predominantly guaranteed by the US Government, £7.4 billion Government bond and short-dated bank commercial paper and certificates of deposit and £4.8 billion major bank senior paper and high quality ABS. These available-for-sale assets are intended to be held to maturity and as a result, under IFRS, they are marked-to-market through reserves. During the first quarter of 2008, a net £740 million reserves adjustment has been made to reflect the fact that, whilst not currently impaired, there has been a reduction in the value of these assets. This adjustment has no impact on the Group’s capital ratios.

Credit Market Positions

Lloyds TSB’s high quality business model means that the Group has relatively limited exposure to assets affected by current financial market turbulence. The following table shows credit market positions in Corporate Markets, on both a gross and net basis.

	31 December 2007		31 March 2008		Write-down First quarter of 2008

	Net Exposure £m	Gross Exposure £m	Net Exposure £m	Gross Exposure £m	£m

US sub-prime ABS-direct	—	—	—	—	—

ABS CDOs
– unhedged	130	130	125	125	5
– monoline hedged	—	470	—	406	58
– major global bank cash collateralised	—	1,861	—	1,972	—

Structured investment vehicles
– capital notes	78	78	35	35	43
– liquidity backup facilities	370	370	182	182	3

Trading portfolio
– ABS trading book	474	474	399	399	75
– secondary loan trading	665	863	594	933	47
– other assets	3,895	3,895	3,715	3,715	156

					387

Business

Available-for-sale assets	31 December 2007 £bn	31 March 2008 £bn	Reserves adjustment First quarter of 2008 £m

Cancara (over 99% AAA/Aaa)	8.3	7.9	423
– US sub-prime – nil
– Alt-A – £456 million (100% AAA/Aaa)
– CMBS – £1,256 million (100% AAA/Aaa)

Student Loan ABS	3.2	3.1	214
– US Government guaranteed

Treasury assets	4.6	7.4	—
– Government bond and short-dated bank commercial paper

Other assets	4.1	4.8	103
– Major bank senior paper and high quality ABS

Total – Group	20.2	23.2	740

Valuation of financial instruments

Trading securities, other financial assets and liabilities at fair value through profit or loss, derivatives and available-for-sale financial assets are stated at fair value. The fair value of these financial instruments is the amount for which an asset could be exchanged or a liability settled between willing parties in arm’s length transactions. The fair values of financial instruments are determined by reference to observable market prices where these are available and the market is active. Where market prices are not available or are unreliable because of poor liquidity, fair values are determined using valuation techniques including cash flow models which, to the extent possible, use observable market parameters. Within our Wholesale and International Banking business, exposure to assets held at fair value through profit or loss using unobservable market inputs totalled £1.3 billion, at 31 March 2008, of which £0.7 billion related to the Lloyds TSB Development Capital portfolio of investments.

Strong Group cost performance: The Group’s strong cost performance has continued, resulting in a further improvement in the Group’s underlying cost:income ratio. The Group’s programme of efficiency improvements is progressing well and we remain on track to deliver net benefits of circa £250 million in 2008.

Overall credit quality remains satisfactory: Overall Group asset quality remains satisfactory. In the Retail Bank, arrears and delinquency trends in both the secured and unsecured lending portfolios have remained satisfactory. As we have previously indicated, the retail impairment charge in the first half of 2008 is not expected to be significantly different from that in the first half of 2007.

In Wholesale and International Banking, corporate and small business asset quality has also remained strong. The underlying level of new corporate provisions, excluding the impact of market dislocation, is expected to remain at a relatively low level during the first half of 2008, albeit higher than in the first half of last year.

Insurance volatility: In the first quarter of 2008, high levels of volatility in fixed income markets and lower equity markets contributed to adverse volatility of £474 million relating to the insurance business, excluding policyholder interests volatility. This reflects a reduction in the market consistent valuation of the annuity portfolio, driven by the continued widening of corporate bond spreads, and lower expected future shareholder income from contracts where the underlying policyholder investments are in equities.

Robust capital ratios and strong liquidity and funding position: The Group’s capital ratios remain robust and the rate of risk-weighted asset growth in 2008 is expected to be consistent with our previously indicated high single-digit, low double-digit range. Throughout the ongoing market turbulence, Lloyds TSB has maintained a strong liquidity position for both the Group’s funding requirements, which are supported by the Group’s strong and stable retail and corporate deposit base, and those of its conduit, Cancara. In addition, retail and corporate deposit inflows remain strong and the Group continues to benefit from its strong credit ratings and diversity of funding sources.

Eric Daniels, Group Chief Executive, commented:

‘Despite the more challenging market conditions, the Group remains firmly on track to deliver a good performance for the first half of 2008, excluding the impact of market dislocation and insurance related volatility. Our strong liquidity and funding capability have ensured that the Group has continued to raise wholesale funding at market leading rates. This gives the Group a competitive advantage and has enabled our corporate and retail relationship banking businesses to achieve strong levels of business growth in the first quarter of the year, capturing market share in a number of key areas whilst improving product margins. Our strategy and focus remains on continuing to build strong customer relationships, whilst improving the efficiency and effectiveness of our operations.

Excluding the impact of market dislocation and insurance related volatility, each division and the Group delivered double-digit profit before tax growth in the first quarter of 2008. By focusing on our core strengths and continuing to capture the growth opportunities within our relationship businesses, we expect to continue to deliver good levels of growth with high returns.’

Other than the recent developments described in this section there has been no significant change since the date of the consolidated financial statements.

Operating and financial review and prospects

The results discussed below are not necessarily indicative of Lloyds TSB Group’s results in future periods. The following information contains certain forward looking statements. For a discussion of certain cautionary statements relating to forward looking statements, see ‘Forward looking statements’.

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

Operating and financial review and prospects

Overview and trend information

Lloyds TSB Group has operations in both the UK and overseas; however, its earnings are heavily dependent upon its domestic activities and in 2007 substantially all of Lloyds TSB Group’s profit before tax was derived from its UK operations. The state of the UK economy, therefore, has significant implications for the way in which Lloyds TSB Group runs its business and for its performance.

The UK economy has expanded strongly in the last two years, and in 2007 Gross Domestic Product grew by an above-trend rate of 3.0 per cent –the fastest rate of growth amongst the G7 economies. The Group’s loans and advances to customers have increased from £174,944 million to £209,814 million over this period and its profit before tax has increased from £3,820 million in 2005 to £4,000 million in 2007.

However, in 2008 growth is expected to slow, partly in response to rising interest rates during 2007, and partly in response to the effects of credit market problems on consumer and business confidence and on the availability and pricing of loans. The Group’s current expectations are for growth in the UK’s Gross Domestic Product of around 1.5 per cent, which will still make the UK one of the fastest growing G7 economies in what is likely to be a year of slower growth across the industrialised world. Unemployment is likely to rise as a result, but will remain low by international standards. The Monetary Policy Committee has already reduced interest rates in response to projections for a weaker outlook. With the economy slowing during 2008, and as inflation declines, interest rates are projected by markets to fall further, albeit not as sharply as recent US rate movements. A slower economy will mean slower rates of growth of consumer and business borrowing, and a weaker housing market will depress mortgage lending in particular, although household savings are expected to grow at a faster pace. Whilst the uncertain UK macroeconomic environment and customer insolvency trends remain key factors in the outlook for retail impairment, current lead indicators are good, the Group continues to enhance its underwriting and collections procedures and the quality of new business remains strong. As a result, based on current trends, the Group does not expect a significant change in the retail impairment charge.

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

Future accounting developments

Future developments in relation to the Lloyds TSB Group’s IFRS reporting are discussed in note 50 to the consolidated financial statements.

Results of operations – 2007, 2006 and 2005

Summary

	2007 £m	2006 £m	2005 £m

Net interest income	6,099	5,329	5,443
Other income	12,129	14,344	17,283

Total income	18,228	19,673	22,726
Insurance claims	(7,522)	(8,569)	(12,186)

Total income, net of insurance claims	10,706	11,104	10,540
Operating expenses	(5,567)	(5,301)	(5,471)

Trading surplus	5,139	5,803	5,069
Impairment	(1,796)	(1,555)	(1,299)
Profit on sale and closure of businesses	657	—	50

Profit before tax	4,000	4,248	3,820
Taxation	(679)	(1,341)	(1,265)

Profit for the year	3,321	2,907	2,555

Profit attributable to minority interests	32	104	62
Profit attributable to equity shareholders	3,289	2,803	2,493

Profit for the year	3,321	2,907	2,555

Economic profit[1]	2,238	1,855	1,616

1 Lloyds TSB Group defines economic profit as the earnings on the equity invested in the business less a notional charge for the cost of the equity invested in that business. See ‘Operating and financial review and prospects – Economic profit’.

Operating and financial review and prospects

2007 compared with 2006

The Lloyds TSB Group’s profit before tax in 2007 was £248 million, or 6 per cent, lower at £4,000 million compared to £4,248 million in 2006. Profit attributable to equity shareholders was £486 million, or 17 per cent, higher at £3,289 million compared to £2,803 million in 2006. Earnings per share were 8.4p, or 17 per cent, higher at 58.3p compared to 49.9p in 2006.

Net interest income was £770 million, or 14 per cent, higher at £6,099 million compared to £5,329 million in 2006, in part reflecting higher levels of policyholder related net interest income within the insurance businesses. Average interest-earning assets were £19,773 million higher, or £21,243 million higher excluding the fine margin reverse repurchase agreement assets (instruments held for funding and liquidity purposes which are very efficient in terms of regulatory capital requirements and on which, as a consequence, very small interest margins are earned); this reflects continued growth in mortgage lending and in corporate, treasury and structured finance balances. The net interest margin was 13 basis points higher at 2.33 per cent, or 11 basis points higher at 2.46 per cent excluding the fine margin reverse repurchase agreement assets. The increase in net interest margin largely reflects the higher level of policyholder related net interest income; the margin within UK Retail Banking fell by 6 basis points, as a result of the continuing change in mix towards finer margin mortgage balances, but the margin within Wholesale and International Banking, excluding the fine margin reverse repurchase agreement balances, was 4 basis points higher.

Other income was £2,215 million, or 15 per cent, lower at £12,129 million compared to £14,344 million in 2006. Fees and commissions receivable were £108 million, or 3 per cent, higher at £3,224 million compared to £3,116 million in 2006, mainly due to growth in UK current account fees and card fees. Fees and commissions payable were £38 million, or 6 per cent, lower at £600 million compared to £638 million in 2006, with the reduction arising in the insurance businesses. Net trading income was £3,218 million, or 51 per cent, lower at £3,123 million compared to £6,341 million in 2006, this movement is largely due to reductions in the gains on policyholder investments in the insurance businesses, which is broadly matched by reductions in the claims expense and on other lines within the income statement, together with the impact of the market turmoil in the second half of the year. Insurance premium income was £711 million, or 15 per cent, higher at £5,430 million compared to £4,719 million in 2006, reflecting growth in the life and pensions business, in part due to the success of a new corporate pensions product. Other operating income was £146 million, or 18 per cent, higher at £952 million compared to £806 million in 2006.

The insurance claims expense of £7,522 million was £1,047 million, or 12 per cent, lower than £8,569 million in 2006. The charge in respect of the life and pensions business was £1,149 million, or 14 per cent, lower at £7,220 million in 2007 compared to £8,369 million in 2006. The reduced returns in 2007 on policyholder investments in the long-term insurance business have led to a related reduction in amounts allocated to policyholders via the claims expense. The impact of these lower allocations was partly offset by the releases from actuarial reserves in 2006 following FSA rule changes in that year. The charge in respect of general insurance was £102 million, or 51 per cent, higher at £302 million in 2007 compared to £200 million in 2006 as a result of increased weather related claims following severe flooding in the UK in June and July of 2007.

Operating expenses were £266 million, or 5 per cent, higher at £5,567 million compared to £5,301 million in 2006. However, if both the settlement of overdraft claims in 2007 and the pension credit in 2006 are excluded (see ‘Operating expenses’ for more detail on both items), operating expenses were £62 million, or 1 per cent, higher at £5,491 million in 2007 compared to £5,429 million in 2006. Staff costs, excluding the £128 million pension schemes related credit from 2006, were £35 million, or 1 per cent, higher. Salaries were £10 million higher at £2,127 million as the decrease in costs resulting from the sale of businesses during 2007 and ongoing reductions in staff numbers was more than offset by annual pay awards and increased bonus and incentive costs. Excluding the one-off credit of £128 million from 2006, pension costs in 2007 were £55 million, or 19 per cent, lower than the underlying charge in 2006 following a reduction in the IAS 19 regular cost resulting from improved asset values at the end of 2006 and increased rates of return in 2007. Other staff costs were £74 million, or 25 per cent, higher at £372 million compared to £298 million in 2006 as a result of increased agency staff costs and general increases in other staff related expenditure. Premises and equipment costs were £20 million, or 3 per cent, lower at £619 million in 2007 compared to £639 million in 2006. Other costs, excluding the charge of £76 million in respect of the settlement of overdraft claims, were £36 million, or 3 per cent, higher at £1,338 million. Communications and external data processing costs were £37 million, or 7 per cent, lower at £462 million in 2007, compared to £499 million in 2006, as a result of efficiency initiatives; professional fees were £48 million, or 21 per cent, higher at £279 million compared to £231 million in 2006 due to significant expenditure on a number of projects and other costs were £17 million, or 4 per cent, higher at £405 million. Depreciation and amortisation was £11 million, or 2 per cent, higher at £630 million compared to £619 million in 2006.

The impairment charge in the income statement was £241 million, or 15 per cent, higher at £1,796 million in 2007 compared to £1,555 million in 2006; this comprised a charge of £1,721 million (2006: £1,560 million) in respect of impairment losses on loans and advances, a charge of £70 million (2006: £nil) in respect of the impairment of available-for-sale financial assets and a charge of £5 million (2006: a credit of £5 million) in respect of other credit risk provisions. In UK Retail Banking the charge reduced by £14 million, or 1 per cent, to £1,224 million from £1,238 million in 2006; for personal loans and overdrafts the charge reduced by £61 million following favourable collections experience and improved quality in new business, however the charge for the credit card portfolio increased by £37 million following a higher level of write-offs and lower recoveries. In Wholesale and International Banking the charge in respect of impairment losses on loans and advances increased by £184 million as a result of, in 2007, significant new charges for certain Corporate customers and a charge of £28 million in the leasing business resulting from the change in the UK corporation tax rate, and, in 2006, a greater level of releases and recoveries. Overall, the Lloyds TSB Group’s charge in respect of impairment losses on loans and advances expressed as a percentage of average lending increased to 0.84 per cent compared to 0.83 per cent in 2006. In addition, a charge of £70 million in 2007 (2006: £nil) arose in respect of the impairment of available-for-sale financial assets.

In 2007, a profit of £657 million arose on the sale of businesses, principally Abbey Life, a life assurance company, and Lloyds TSB Registrars, the company registration business of Lloyds TSB Bank plc.

The tax charge, at £679 million, was £662 million lower than £1,341 million in 2006; this particularly reflects fluctuations in the level of tax attributable to UK life insurance policyholder earnings and the Lloyds TSB Group’s interests in OEICs, which is required to be included within the income tax expense, the fact that no tax charge has arisen on the substantial profits on disposal of businesses in 2007 and the impact of the 2007 Finance Act reduction in the corporation tax rate which has led to a credit to the Group’s tax charge in 2007 of £110 million.

At the end of 2007, the total capital ratio was 11.0 per cent. Risk-weighted assets increased by £15,928 million, or 10 per cent, from £156,043 million at 31 December 2006 to £171,971 million at the end of 2007, reflecting growth in mortgage balances and within the Corporate Markets business. Total assets increased by £9,748 million, or 3 per cent, to £353,346 million at 31 December 2007 from £343,598 million at the end of 2006 as growth in lending was, in part, offset by reductions in investment balances following the disposal of Abbey Life. Customer deposits increased by £17,213 million, or 12 per cent, to £156,555 million at the end of 2007 compared to £139,342 million at the end of 2006; this follows growth in current account credit balances and savings balances as well as in corporate deposits.

Operating and financial review and prospects

At 31 December 2007, Lloyds TSB Group’s exposure to certain categories of assets the values of which have been affected by ongoing capital markets uncertainties was as described below:

US sub-prime Asset Backed Securities (ABS) and ABS Collateralised Debt Obligations (CDOs): Lloyds TSB Group had no direct exposure to US Sub-prime ABS and limited indirect exposure through ABS CDOs. The Group’s residual investment in ABS CDOs at 31 December 2007 was £130 million, net of hedges and it had no exposure to mezzanine ABS CDOs. The Group’s residual investment of £130 million was net of credit default swap (CDS) protection totalling £470 million purchased from a ‘triple A’ rated monoline Financial Guarantor. At 31 December 2007, the underlying assets supported by this protection had fallen in value, leaving a reliance on the CDS protection totalling £155 million. In addition, the Group had £1,861 million of ABS CDOs which are fully cash collateralised by major global financial institutions.

Structured Investment Vehicle (SIV) Capital Notes: At 31 December 2007, the Group’s residual exposure to SIV Capital Notes totalled £78 million. Additionally, at 31 December 2007 the Group had commercial paper back up liquidity facilities totalling £370 million, of which £98 million had been drawn. All of these liquidity lines are senior facilities. The Group had no SIV-Lite exposure at 31 December 2007.

Trading portfolio: At 31 December 2007 the trading portfolio contained £181 million of indirect super senior exposure, protected by note subordination, to US sub-prime mortgages and ABS CDOs.

Available-for-sale-assets: At 31 December 2007, the Group’s portfolio of available-for-sale assets totalled £20,196 million. A significant proportion of these assets (£8,268 million) related to the ABS in Cancara Asset Securitisation Limited (‘Cancara’). The residual assets included £3,164 million Student Loan ABS, predominantly guaranteed by the US Government, £4,676 million Government bond and short-dated bank commercial paper certificates of deposit and £4,088 million major bank senior paper and high quality ABS.

The Group’s investment in Cancara, its hybrid Asset Backed Commercial Paper conduit, was £11,991 million at 31 December 2007, comprising £8,268 million ABS and £3,723 million client receivables transactions. At 31 December 2007, the ABS bonds in Cancara were 100 per cent Aaa/AAA rated by Moody’s and Standard & Poor’s respectively, and there was no exposure either directly or indirectly to sub-prime US mortgages within the ABS portfolio. At 31 December 2007 the client receivables portfolio included £115 million of US sub-prime mortgage exposure. Cancara is fully consolidated in the Group’s financial statements.

Scottish Widows had no exposure to US sub-prime ABS either directly or indirectly through CDOs. At 31 December 2007 the Group held £25 million of short-dated SIV commercial paper through Scottish Widows.

2006 compared with 2005

In 2006 the Lloyds TSB Group’s profit before tax was £4,248 million which was £428 million, or 11 per cent, higher than £3,820 million in 2005. Profit attributable to shareholders was £310 million, or 12 per cent, higher at £2,803 million compared to £2,493 million in 2005. Earnings per share were 12 per cent higher at 49.9p in 2006, compared to 44.6p in 2005.

Net interest income decreased by £114 million, or 2 per cent, to £5,329 million compared to £5,443 million in 2005. Average interest-earning assets increased by £26,218 million, or £25,177 million excluding fine margin reverse repurchase agreement balances. This reflected growth in mortgage lending, in Corporate and Commercial Banking lending and in relatively low margin treasury and structured finance balances. The net interest margin was 32 basis points lower at 2.20 per cent, or 35 basis points lower at 2.35 per cent when the fine margin reverse repurchase agreement balances are excluded. This overall margin decline reflected a decrease in policyholder-related net interest income in the Insurance and Investments business together with a change in portfolio mix.

Other income was £2,939 million, or 17 per cent, lower at £14,344 million compared to £17,283 million in 2005. Fee and commission income was £126 million, or 4 per cent, higher at £3,116 million; UK current account fees were £59 million higher, reflecting growth in added value account packages, and other UK fees and commissions were £169 million higher with increased company registration, OEIC, private banking and asset management fees. However, insurance broking commissions were £52 million lower and card fees were also £52 million lower as a result of the sale of the Goldfish credit card business at the end of 2005. Fee and commission expense was £24 million, or 4 per cent, higher as decreases in card fees payable were more than offset by activity-related increases in the insurance businesses. Net trading income was £2,957 million lower; this largely reflected lower policyholder gains within the insurance and investment businesses for which there was a largely offsetting movement within insurance claims expense. Insurance premium income was £250 million higher and other operating income was £334 million lower; this decrease reflected the impact of the FSA’s valuation rule changes in 2006 upon the value of in-force business.

Insurance claims expense of £8,569 million in 2006 was £3,617 million, or 30 per cent, lower than £12,186 million in 2005. This decrease was principally attributable to lower returns on policyholder investments and the consequential reduction in amounts credited to policyholders. Claims expense was also reduced by releases from actuarial reserves that offset the negative impact of the FSA’s Policy Statement on the value of in-force business.

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

The impairment charge in respect of loans and advances and other credit risk provisions was £256 million, or 20 per cent, higher at £1,555 million compared to £1,299 million in 2005. The charge within UK Retail Banking was £127 million higher, or £173 million higher if the impact of the Goldfish portfolio sold in 2005 is excluded; charges in respect of unsecured loans, overdrafts and credit cards increased as a result of more customers with higher levels of indebtedness experiencing repayment difficulties and higher levels of bankruptcies and Individual Voluntary Arrangements. The overall charge in respect of Wholesale and International Banking was £120 million higher as a result of lower levels of corporate recoveries, lending growth within Commercial Banking and a deterioration in asset quality within Asset Finance. Overall, the Lloyds TSB Group’s charge in respect of impairment losses on loans and advances expressed as a percentage of average lending increased to 0.83 per cent in 2006 compared to 0.76 per cent in 2005.

Operating and financial review and prospects

The tax charge, at £1,341 million, represented 31.6 per cent of profit before tax compared to 33.1 per cent in 2005; the increase in effective tax rate caused by the consolidation of policyholder related items was less significant in 2006.

At the end of 2006, the total capital ratio was 10.7 per cent. Risk-weighted assets increased by £11,122 million, or 8 per cent, since the end of 2005 to £156,043 million at the end of 2006. Strong levels of customer lending growth in Commercial Banking and Corporate Markets, and good growth in mortgages, more than offset the expected slowdown in the rate of growth in unsecured personal lending. Total assets increased by 11 per cent to £343,598 million, with an 8 per cent increase in loans and advances to customers. Customer deposits increased by 6 per cent to £139,342 million, supported by good growth in current account credit balances and savings balances within UK Retail Banking.

Net interest income

	2007	2006	2005

Net interest income £m	6,099	5,329	5,443
Average interest-earning assets £m	262,144	242,371	216,153
Average rates:
– Gross yield on interest-earning assets%[1]	6.44	5.82	5.72
– Interest spread%[2]	2.20	2.00	2.30
– Net interest margin%[3]	2.33	2.20	2.52
Margin excluding average balances held under reverse repurchase agreements[4]:
– Net interest income £m	6,099	5,329	5,443
– Average interest-earning assets £m	248,233	226,990	201,813
– Net interest margin %	2.46	2.35	2.70

Certain fees payable by the Lloyds TSB Group’s asset finance business have been reclassified from other income to interest income as part of the effective yield of the related lending; there is no impact upon profit before tax. Comparative figures have been restated accordingly.

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

[4]

Comparisons of net interest income and margins are impacted by the holdings of fine margin reverse repurchase agreements. To improve comparability, figures are also shown excluding average balances held under reverse repurchase agreements (2007: £13,911 million; 2006: £15,381 million; 2005: £14,340 million).

2007 compared to 2006

Net interest income increased by £770 million, or 14 per cent, to £6,099 million in 2007 compared to £5,329 million in 2006. Within the insurance and investment businesses, net interest income was higher as a result of a decrease in the amounts payable to unitholders in those OEICs included in the consolidated results of the Lloyds TSB Group; since these are policyholder items there is no impact on profit attributable to shareholders. For the rest of the Lloyds TSB Group, net interest income increased by £337 million, or 6 per cent, to £5,563 million in 2007 compared to £5,226 million in 2006. This increase arose principally as a result of asset growth, partially offset by lower margins as a result of tighter underwriting criteria, competitive pressures and an increase in funding costs.

Average interest-earning assets were £19,773 million, or 8 per cent, higher at £262,144 million in 2007 compared to £242,371 million in 2006. Excluding the fine margin reverse repurchase agreement assets held for liquidity purposes, average interest-earning assets were £21,243 million, or 9 per cent, higher at £248,233 million in 2007 compared to £226,990 million in 2006. Average interest-earning assets in UK Retail Banking were £5,959 million higher; average mortgage balances were £6,462 million higher, reflecting the benefit of continued net new lending over 2006 and 2007, but average balances in other personal lending have fallen as a result of the contraction in credit card outstandings. Average interest-earning assets within the insurance and investments businesses, which include the mortgage book within Scottish Widows Bank, were £697 million higher. Within Wholesale and International Banking, average interest-earning assets increased by £13,132 million, or £14,602 million excluding the fine margin reverse repurchase agreement balances. Average balances within Corporate Markets, excluding the reverse repurchase agreement balances, were £11,698 million higher as a result of continued growth in corporate lending and in the lower margin balances within the treasury and structured finance areas. Continued growth in lending also led to a £2,343 million increase in average balances in Commercial Banking, although average balances within Asset Finance fell slightly.

The Lloyds TSB Group’s net interest margin increased by 13 basis points to 2.33 per cent in 2007, compared to 2.20 per cent in 2006; if the average balances held under reverse repurchase agreements are excluded from both years, the margin in 2007 was 11 basis points higher at 2.46 per cent compared to 2.35 per cent in 2006. Within Insurance and Investments, the net interest income consolidated in respect of policyholder items was £383 million higher in 2007, in part due to a £229 million reduction in the amounts payable to unitholders in those OEICs included in the Lloyds TSB Group’s results; this increase contributed some 15 basis points to the increase in Lloyds TSB Group’s net interest margin. The net interest margin in UK Retail Banking was 6 basis points lower as a result the adverse mix effect of growth in finer margin mortgages whilst the wider margin unsecured personal lending has been largely flat; product margins on a year-on-year basis fell slightly reflecting competitive pressures in the mortgage business which more than offset an increase in retail savings margins. The margin within Wholesale and International Banking, excluding the fine margin reverse repurchase agreement balances, was 4 basis points higher. Margins fell within Commercial Banking, as a result of growth being experienced in the more competitive, lower margin lending products, and in Asset Finance, as tightened underwriting criteria have led to better quality but lower margin lending; however margins within Corporate Markets improved, in part as a result of changes in funding arrangements.

Operating and financial review and prospects

2006 compared to 2005

Net interest income decreased by £114 million, or 2 per cent, to £5,329 million in 2006 compared to £5,443 million in 2005. The overall decrease was primarily as a result of lower levels of interest earned on policyholder investments, within the insurance and investment businesses, and an increase in the amounts payable to unitholders in those OEICs included in the consolidated results of the Lloyds TSB Group; since these are policyholder items there is no impact on profit attributable to shareholders. Net interest income within the Lloyds TSB Group’s banking and other operations increased by £178 million, or 4 per cent, to £5,226 million in 2006 compared to £5,048 million in 2005.

Average interest-earning assets were £26,218 million, or 12 per cent, higher at £242,371 million in 2006 compared to £216,153 million in 2005. Excluding the fine margin reverse repurchase agreement assets, average interest-earning assets were £25,177 million, or 12 per cent, higher at £226,990 million in 2006 compared to £201,813 million in 2005. Average interest-earning assets in UK Retail Banking were £6,447 million higher, £7,327 million higher when the impact of the sale of the Goldfish portfolio at the end of 2005 is excluded. Average mortgage balances were £6,831 million higher, reflecting net new lending over 2005 and 2006, and average balances in other personal lending, excluding the impact of the sale of the Goldfish portfolio, were £496 million higher due to the full-year benefit of growth over 2005. Average interest-earning assets within the insurance and investment businesses were £1,093 million higher, largely due to growth in the mortgage book within Scottish Widows Bank. Within Wholesale and International Banking, average interest-earning assets increased by £18,823 million, or £17,782 million excluding the fine margin reverse repurchase agreement balances. Average balances within Corporate Markets, excluding the reverse repurchase agreement balances, were higher reflecting strong growth in corporate lending, coupled with growth in lower margin balances within the treasury and structured finance areas. Strong growth in lending also led to an increase in average balances in Commercial Banking.

The Lloyds TSB Group’s net interest margin fell by 32 basis points to 2.20 per cent in 2006, compared to 2.52 per cent in 2005; if the average balances held under reverse repurchase agreements are excluded from both years, the margin in 2006 was 35 basis points lower at 2.35 per cent compared to 2.70 per cent in 2005. The net interest margin in UK Retail Banking was 11 basis points lower, or 10 basis points lower if the Goldfish portfolio sold at the end of 2005 is excluded; this fall in margin reflected competitive pressures and the fact that growth in average interest-earning assets was within the mortgage portfolio. The margin within Wholesale and International Banking, excluding the fine margin reverse repurchase agreement balances, was 25 basis points lower; this again reflected competitive pressures and the fact that growth was in corporate lending, treasury and structured finance balances where margins are finer. Within Insurance and Investments, the impact on net interest income of the adjustments required to consolidate policyholder items on a line-by-line basis was £232 million lower in 2006, contributing some 10 basis points to the fall in Lloyds TSB Group’s net interest margin.

Other income

	2007 £m	2006 £m	2005 £m

Fee and commission income:
– UK current account fees	693	652	593
– Other UK fees and commissions	1,215	1,210	1,041
– Insurance broking	648	629	681
– Card services	536	493	545
– International fees and commissions	132	132	130
	3,224	3,116	2,990
Fee and commission expense	(600)	(638)	(614)

Net fee and commission income	2,624	2,478	2,376
Net trading income	3,123	6,341	9,298
Insurance premium income	5,430	4,719	4,469
Other operating income	952	806	1,140

Total other income	12,129	14,344	17,283

Certain fees payable by the Lloyds TSB Group’s asset finance business have been reclassified from other income to interest income as part of the effective yield of the related lending; there is no impact upon profit before tax. Comparative figures have been restated accordingly.

Operating and financial review and prospects

2007 compared to 2006

Other income was £2,215 million, or 15 per cent, lower at £12,129 million compared to £14,344 million in 2006.

Fee and commission income was £108 million (3 per cent) higher at £3,224 million compared to £3,116 million in 2006. UK current account fees were £41 million higher reflecting growth in added-value account fees partly offset by a reduction in returned cheque fees. Insurance broking income was £19 million higher, driven by improved creditor performance as a result of higher loan protection volumes across the branch network. Card fees were £43 million higher; merchant service charges were higher as a result of growth in the merchant base and interchange income was £20 million higher, in part due to the success of the new Airmiles Duo card. Other UK fees and commissions were £5 million higher at £1,215 million; increases in unit trust and asset management fees, factoring fees and corporate banking fees being largely offset by reduced levels of company registration fees (following the sale of Lloyds TSB Registrars) and other fees. International fees and commissions were unchanged at £132 million.

Fee and commission expense was £38 million, or 6 per cent, lower at £600 million. Increases in account fees and card fees (as a result of business volumes) have been more than offset by reductions in fees payable within the insurance businesses.

Net trading income was £3,218 million lower at £3,123 million; £2,411 million lower at £3,570 million excluding volatility. The majority of this decrease arises in the insurance businesses and represents reductions in the gains on policyholder investments that are required to be reported gross in the income statement; the period-on-period decrease is largely matched by a compensating movement within the claims figure. Trading income within the banking businesses was also impacted by the turmoil in global financial markets in the second half of 2007 which led to a reduction of £188 million, this reflected the market wide repricing of instruments for credit and liquidity risks, including those asset-backed securities carried in the Lloyds TSB Group’s trading portfolio.

Insurance premium income was £711 million, or 15 per cent, higher at £5,430 million compared to £4,719 million in 2006, with life and pensions premiums being £720 million higher and general insurance premiums £9 million lower at £591 million. The increase in life and pensions premiums reflects higher single and regular premiums for the pensions business (including the new corporate pension product) plus the launch of a new protection product.

Other operating income was £146 million, or 18 per cent, higher at £952 million compared to £806 million in 2006. The movement in value of in-force business improved to a reduction of £93 million compared to a reduction of £199 million in 2006, in part due to the non-repetition of the charge arising from the introduction of new FSA valuation rules in 2006. Reductions in operating lease rental income and in income from investment property were more than offset by increases in other non-fee income.

2006 compared to 2005

Other income was £2,939 million, or 17 per cent, lower at £14,344 million in 2006 compared to £17,283 million in 2005.

Fee and commission income was £126 million, or 4 per cent, higher at £3,116 million in 2006 compared to £2,990 million in 2005. UK current account fees were £59 million, or 10 per cent, higher at £652 million in 2006 compared to £593 million in 2005; this reflected a change in mix of added-value accounts, as customers increasingly opened the more comprehensive account packages, together with the benefit of some tariff changes. Other UK fees and commissions were £169 million, or 16 per cent, higher at £1,210 million in 2006 compared to £1,041 million in 2005; this reflected good growth in company registration income and in fees from OEICs, asset management and private banking. Insurance broking commissions were £52 million, or 8 per cent, lower at £629 million in 2006 compared to £681 million in 2005; this reflected lower creditor protection income in respect of personal loans and credit cards and reduced levels of retrospective commissions. Fees in respect of card services were £52 million, or 10 per cent, lower at £493 million compared to £545 million in 2005; this primarily reflected the sale of the Goldfish portfolio towards the end of 2005. International fees were little changed at £132 million in 2006, compared to £130 million in 2005.

Fee and commission expense was £24 million, or 4 per cent, higher at £638 million in 2006, compared to £614 million in 2005. Card services fees payable were £44 million, or 24 per cent, lower at £138 million compared to £182 million in 2005, primarily due to the disposal of the Goldfish portfolio towards the end of 2005 but this decrease, however, was offset by increased levels of fees payable within the general insurance business (commissions on new reinsurance products) and within the Scottish Widows businesses (reflecting increases in investment and other activities).

Net trading income, at £6,341 million, was £2,957 million, or 32 per cent, lower than £9,298 million in 2005. This decrease primarily related to investment fluctuations in the long-term insurance businesses; IFRS requires that gross investment gains are reported within net trading income and the related allocation to policyholders within claims.

Insurance premium income was £250 million, or 6 per cent, higher at £4,719 million compared to £4,469 million in 2005. Life and pensions premiums were £212 million higher and general insurance premiums were £38 million higher, reflecting the commencement of underwriting of card and commercial loan protection products during 2006.

Other operating income was £334 million, or 29 per cent, lower at £806 million compared to £1,140 million in 2005. The main driver for this decrease was the £361 million year-on-year decrease in the movement of value in force to a reduction of £199 million compared to an increase of £162 million in 2005; this reflected a reduction of £429 million arising from the introduction of the new valuation rules in the FSA’s Policy Statement 06/14. Reductions of £11 million in operating lease rental income and £7 million in sale and lease-back profits were more than offset by a £41 million increase in income from investment property, held within the insurance and investment funds, reflecting property additions over 2005 and 2006.

Operating and financial review and prospects

Operating expenses

	2007 £m	2006 £m	2005 £m

Administrative expenses:
Staff:
– Salaries	2,127	2,117	2,068
– National insurance	167	161	154
– Pensions, net of pension schemes related credit†	238	165	308
– Other staff costs	372	298	325
	2,904	2,741	2,855

Premises and equipment:
– Rent and rates	304	310	305
– Hire of equipment	16	15	13
– Repairs and maintenance	154	165	136
– Other	145	149	152
	619	639	606
Other expenses:
– Communications and external data processing	462	499	467
– Advertising and promotion	192	184	207
– Professional fees	279	231	216
– Provisions for customer redress	—	—	150
– Settlement of overdraft claims	76	—	—
– Other	405	388	325
	1,414	1,302	1,365

Administrative expenses	4,937	4,682	4,826
Depreciation of tangible fixed assets	594	602	621
Amortisation of intangible assets	36	17	18
Impairment of goodwill	—	—	6

Total operating expenses	5,567	5,301	5,471

Cost: income ratio (%)*	52.0	47.7	51.9

†

Following changes in age discrimination legislation in the United Kingdom in 2006, the Lloyds TSB Group ceased to augment the pension entitlement of employees taking early retirement. This change resulted in a credit to the income statement in 2006 of £128 million (2007: £nil; 2005: £nil).

*	Total operating expenses divided by total income, net of insurance claims.

2007 compared to 2006

Operating expenses were £266 million, or 5 per cent, higher at £5,567 million compared to £5,301 million in 2006. Operating expenses in 2007 and 2006 were, however, particularly impacted by two items. The 2007 results include a charge of £76 million relating to the settlement of overdraft claims during the year, together with related costs. In 2006, there was a credit to pension costs of £128 million because, following changes in age discrimination legislation, the Lloyds TSB Group took the decision to cease to augment the pension entitlement of employees taking early retirement. If both the settlement of overdraft claims in 2007 and the pension credit in 2006 are excluded, operating expenses were £62 million, or 1 per cent, higher at £5,491 million in 2007 compared to £5,429 million in 2006.

Staff costs were £163 million, or 6 per cent, higher at £2,904 million. However, excluding the £128 million pension schemes related credit from 2006, staff costs were £35 million, or 1 per cent, higher. Salaries were £10 million higher at £2,127 million; the decrease in costs resulting from the sale of businesses during 2007 and ongoing reductions in staff numbers has been more than offset by annual pay awards and increased bonus and incentive costs. National insurance costs were £6 million, or 4 per cent, higher at £167 million compared to £161 million in 2006. Pension costs were £73 million, or 44 per cent, higher at £238 million compared to £165 million in 2006. Excluding the one-off credit of £128 million from 2006, pension costs in 2007 were £55 million, or 19 per cent, lower than the underlying charge in 2006; this reduction reflects a £55 million reduction in the IAS 19 regular cost resulting from improved asset values at the end of 2006 and increased rates of return in 2007. A small reduction in past service costs has been offset by a £7 million increase in defined contribution costs. Other staff costs were £74 million, or 25 per cent, higher at £372 million compared to £298 million in 2006; an increase in agency staff costs (used to cover specific project work), has been combined with a small increase in training costs, an increase in redundancy costs (due to various restructuring initiatives) and general increases in other staff related expenditure.

Premises and equipment costs were £20 million, or 3 per cent, lower at £619 million in 2007 compared to £639 million in 2006. Repairs and maintenance expenditure was £11 million lower in 2007, due to savings on renegotiation of various contracts; other premises and equipment costs were £4 million lower and there was a small reduction in rental costs.

Other costs were £112 million, or 9 per cent, higher at £1,414 million, although excluding the charge of £76 million in respect of the settlement of overdraft claims other costs in 2007 were £36 million, or 3 per cent, higher at £1,338 million. Communications and external data processing costs were £37 million, or 7 per cent, lower at £462 million compared to £499 million in 2006 as a result of efficiency initiatives, successful contract renegotiation and supplier rationalisation. Advertising and promotion costs were £8 million, or 4 per cent, higher at £192 million compared to £184 million in 2006, in part due to increased expenditure relating to the Lloyds TSB Group’s sponsorship of the London 2012 Olympics. Professional fees were £48 million, or 21 per cent, higher at £279 million compared to £231 million in 2006 due to significant expenditure on a number of projects

Operating and financial review and prospects

including the transfer of the mortgage lending and deposits of Lloyds TSB Bank plc’s subsidiary, Cheltenham & Gloucester plc, into Lloyds TSB Bank plc, and further mortgage securitisations. Other costs were £17 million, or 4 per cent, higher at £405 million compared to £388 million in 2006 as an increase in the charge in respect of deferred acquisition costs in the insurance businesses, reflecting a change in mix of new business and the impact of changes in assumptions, was only partly offset by reductions in stationery and other costs.

Depreciation and amortisation was £11 million, or 2 per cent, higher at £630 million compared to £619 million in 2006. There was a small decrease in the charge in respect of operating lease assets, following a restructuring of the Group’s lease arrangements, and a reduction in the charge relating to other premises and equipment; but these decreases were more than offset by an increase of £19 million in the charge in respect of software and other intangible assets, in part reflecting the customer list acquired at the end of 2006.

The cost: income ratio was 52.0 per cent in 2007 compared to 47.7 per cent in 2006.

2006 compared to 2005

Operating expenses were £170 million, or 3 per cent, lower at £5,301 million compared to £5,471 million in 2005. Two significant items impacted the comparison of operating expenses in 2006 to 2005. In 2006, following changes in age discrimination legislation in the United Kingdom, the Lloyds TSB Group ceased to augment the pension entitlement of employees taking early retirement; this resulted in a credit to the income statement in 2006 of £128 million. During 2005, following a review by the Lloyds TSB Group of the estimated cost of redress payments to customers, an additional £150 million provision for customer redress was charged; no such charge was required in 2006. Excluding the pension schemes related credit in 2006 and the provision for customer redress in 2005, operating expenses were £108 million, or 2 per cent, higher at £5,429 million compared to £5,321 million in 2005.

Staff costs were £114 million, or 4 per cent, lower at £2,741 million in 2006 compared to £2,855 million in 2005. However, excluding the £128 million pension schemes related credit in 2006, staff costs were £14 million higher at £2,869 million compared to £2,855 million in 2005. Salaries were £49 million, or 2 per cent, higher at £2,117 million compared to £2,068 million in 2005 as a result of the decrease in staff numbers (average staff numbers on a full-time equivalent basis for 2006 were 64,877 compared to 69,303 in 2005) largely offsetting the annual pay awards and increased bonus and incentive payments. Pension costs were £143 million, or 46 per cent, lower at £165 million compared to £308 million in 2005. Excluding the £128 million pension schemes related credit in 2006 pension costs were £15 million, or 5 per cent, lower at £293 million; a decrease of £22 million in the IAS 19 defined benefit charge, reflecting an improved expected return on the schemes’ assets, was in part offset by an increase of £7 million in contributions to the defined contribution schemes. Other staff costs were £27 million, or 8 per cent, lower at £298 million in 2006 compared to £325 million in 2005; this reflected a reduction in outsourcing costs and lower levels of redundancy costs.

Premises and equipment costs were £33 million, or 5 per cent, higher at £639 million compared to £606 million in 2005. There was a £5 million rise in business rates, reflecting annual increases together with the inclusion of new premises in London; and repair and maintenance costs were £29 million higher as a result of a number of systems initiatives and upgrades.

Other costs were £63 million, or 5 per cent, lower at £1,302 million in 2006 compared to £1,365 million in 2005; excluding the £150 million customer redress provision in 2005, other costs were £87 million, or 7 per cent, higher at £1,302 million in 2006 compared to £1,215 million in 2005. Communications and external data processing costs were £32 million, or 7 per cent, higher at £499 million in 2006 compared to £467 million in 2005, principally due to additional spend on the outsourcing of IT work. Advertising and promotion costs were £23 million, or 11 per cent, lower at £184 million compared to £207 million in 2005, as lower print costs for promotional materials, as the Lloyds TSB Group moved increasingly towards paperless advertising streams, were only partly offset by increased brand-related spend within Scottish Widows. Professional fees were £15 million, or 7 per cent, higher at £231 million compared to £216 million in 2005, mainly due to fluctuations in project related spend. Other costs were £63 million, or 19 per cent, higher at £388 million compared to £325 million in 2005; this reflected a lower net credit in respect of the amortisation of deferred acquisition costs within the insurance businesses, due to new business fluctuations and actuarial model changes, increased administration charges in respect of clearing operations and certain contract closure costs.

The charge in respect of depreciation of tangible fixed assets was £19 million, or 3 per cent, lower at £602 million in 2006 compared to £621 million in 2005 as an increase of £7 million in respect of premises adaptation costs, reflecting the ongoing branch refurbishment programme, was more than offset by the impact, in 2006, of tranches of equipment becoming fully depreciated.

The cost: income ratio improved to 47.7 per cent in 2006 compared to 51.9 per cent in 2005.

Operating and financial review and prospects

Impairment

	2007 £m	2006 £m	2005 £m

Impairment losses on loans and advances	1,721	1,560	1,302
Other credit risk provisions	5	(5)	(3)

	1,726	1,555	1,299
Impairment of available-for-sale financial assets	70	—	—

Total impairment charged to income statement	1,796	1,555	1,299

Impairment losses on loans and advances	2007 £m	2006 £m	2005 £m

UK Retail Banking	1,224	1,238	1,111
Wholesale and International Banking	497	313	191
Central group items	—	9	—

Total charge for impairment losses on loans and advances	1,721	1,560	1,302

	%	%	%

Charge for impairment losses on loans and advances as a percentage of average lending	0.84	0.83	0.76

2007 compared to 2006

The impairment charge in the income statement was £241 million, or 15 per cent, higher at £1,796 million in 2007 compared to £1,555 million in 2006. This comprised a charge of £1,721 million (2006: £1,560 million) in respect of impairment losses on loans and advances, a charge of £70 million (2006: £nil) in respect of the impairment of available-for-sale financial assets and a charge of £5 million (2006: a credit of £5 million) in respect of other credit risk provisions.

The impairment charge in respect of loans and advances was £161 million, or 10 per cent, higher at £1,721 million compared to £1,560 million in 2006.

In UK Retail Banking the charge reduced by £14 million, or 1 per cent, to £1,224 million from £1,238 million in 2006, resulting in a charge as a percentage of average lending of 1.10 per cent compared to 1.18 per cent in 2006. For personal loans and overdrafts the charge reduced by £61 million, or 8 per cent, reflecting favourable collections experience and improved quality in new business. The charge for the credit card portfolio increased by £37 million, or 8 per cent, from £490 million in 2006 to £527 million in 2007 following a higher level of write-offs and lower recoveries. There has been a charge of £18 million in the mortgage book, compared to £8 million in 2006, reflecting the impact of changes in house price indices and higher write-offs.

In Wholesale and International Banking the charge increased by £184 million, or 59 per cent, from £313 million in 2006 to £497 million in 2007 and the charge as a percentage of average lending was 0.57 per cent compared to 0.39 per cent in 2006. In Corporate Markets the charge was £179 million higher, at £165 million compared to a release of £14 million in 2006; 2006 saw a number of releases, whereas in 2007 there were significant new charges for certain Corporate customers as well as a charge of £28 million in the leasing business resulting from the change in the UK Corporation tax rate from 30 per cent to 28 per cent. In Asset Finance the charge was £11 million lower, at £228 million, following a tightening of underwriting criteria. In Commercial Banking the charge was £5 million higher, at £99 million, and in International Banking and other businesses there was a charge of £5 million compared with a release of £6 million in 2006.

Overall, the Lloyds TSB Group’s charge in respect of impairment losses on loans and advances expressed as a percentage of average lending increased to 0.84 per cent compared to 0.83 per cent in 2006.

A charge of £70 million in 2007 (2006: £nil) arose in respect of the impairment of certain asset-backed security collateralised debt obligations held as available-for-sale financial assets.

Operating and financial review and prospects

2006 compared to 2005

The impairment charge was £256 million, or 20 per cent, higher at £1,555 million in 2006 compared to £1,299 million in 2005. This represented a charge in respect of loans and advances of £1,560 million (2005: £1,302 million) slightly offset by a release of £5 million (2005: £3 million) from provisions held in respect of contingent liabilities and commitments.

The impairment charge in respect of loans and advances within UK Retail Banking was £1,238 million which was £127 million, or 11 per cent, higher than £1,111 million in 2005. The impairment charge in 2005 included £46 million in respect of the Goldfish portfolio which was sold at the end of that year; excluding this item the impairment charge of £1,238 million in 2006 was £173 million, or 16 per cent, higher than £1,065 million in 2005. The charge in respect of personal loans and overdrafts of £740 million was £84 million, or 13 per cent, higher than £656 million in 2005 and represented 5.85 per cent of average lending (2005: 5.33 per cent). The charge in respect of card balances (excluding the Goldfish portfolio sold in 2005) was £490 million, which was £94 million, or 24 per cent, higher than £396 million in 2005 and represented 6.99 per cent of average lending (2005: 5.80 per cent). This deterioration in respect of personal loans, overdrafts and card balances reflected the impact of more customers with higher levels of indebtedness experiencing repayment difficulties together with higher levels of bankruptcies and Individual Voluntary Arrangements, as well as some worsening of recovery experience. Mortgage credit quality remained good and, as a result, the impairment charge in 2006 of £8 million was £5 million, or 62 per cent, lower than £13 million in 2005.

The impairment charge in respect of loans and advances within Wholesale and International Banking was £313 million in 2006 which was £122 million, or 64 per cent, higher than £191 million in 2005; expressed as a percentage of average lending this represented a charge of 0.39 per cent compared to 0.28 per cent in 2005. There was a lower level of net releases within Corporate Markets, as some significant one-off releases in 2005 were not repeated. The charge within Commercial Banking was higher, reflecting business growth; and in Asset Finance rising levels of consumer arrears and voluntary terminations led to an increase in the impairment charge.

Overall, the Lloyds TSB Group’s charge in respect of impairment losses on loans and advances expressed as a percentage of average lending increased to 0.83 per cent in 2006 compared to 0.76 per cent in 2005.

Taxation

	2007 £m	2006 £m	2005 £m

UK corporation tax:
– Current tax on profits for the year	763	1,024	862
– Adjustments in respect of prior years	(30)	(137)	(20)
	733	887	842

Double taxation relief	(60)	(195)	(138)

	673	692	704
Foreign tax:
– Current tax on profits for the year	98	83	78
– Adjustments in respect of prior years	(3)	(8)	(8)
	95	75	70

Current tax charge	768	767	774
Deferred tax	(89)	574	491

Total charge	679	1,341	1,265

2007 compared to 2006

The rate of tax is influenced by the geographic and business mix of profits. The effective rate of tax in 2007 was 17.0 per cent, compared to an effective rate of tax in 2006 of 31.6 per cent and the corporation tax rate in 2007 of 30 per cent (2006: 30 per cent). The effective tax rate is distorted by the requirement to include, within the income tax expense, the tax attributable to UK life insurance policyholder earnings and the Lloyds TSB Group’s interests in OEICs. The effective rate in 2007 is also particularly distorted by substantial profits on disposal of businesses, on which no tax charge has arisen, and the impact on the tax charge of the 2007 Finance Act reduction in the corporation tax rate from 30 per cent to 28 per cent, as a result of which the Lloyds TSB Group’s deferred tax liabilities have been remeasured leading to a credit to the Group’s tax charge of £110 million. Excluding these items the effective tax rate in 2007 was 28.3 per cent compared to 28.0 per cent in 2006. The increased effective tax rate in 2007 on this adjusted basis reflects normal fluctuations in disallowed and non-taxable items. Lloyds TSB Group does not expect the tax rate, excluding the impact of policyholders’ tax and OEICs, to vary significantly from the average UK corporation tax rate.

2006 compared to 2005

The effective rate of tax in 2006 was 31.6 per cent, compared to an effective rate of tax in 2005 of 33.1 per cent and the corporation tax rate in 2006 of 30 per cent (2005: 30 per cent). Excluding the tax attributable to UK life insurance policyholder earnings and the Lloyds TSB Group’s interests in OEICs, the effective tax rate in 2006 was 28.0 per cent compared to 27.0 per cent in 2005. The increased effective tax rate in 2006 on this adjusted basis reflected normal fluctuations in disallowed and non-taxable items.

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

The principal limitations of economic profit as a financial measure are that:

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

The table below summarises Lloyds TSB Group’s calculation of economic profit for the years indicated.

	2007 £m	2006 £m	2005 £m

Average shareholders’ equity	11,681	10,531	9,747

Profit before tax	4,000	4,248	3,820
Taxation	(679)	(1,341)	(1,265)
Profit attributable to minority interests	(32)	(104)	(62)

Profit attributable to equity shareholders	3,289	2,803	2,493
Less: notional charge for the cost of equity	(1,051)	(948)	(877)

Economic profit	2,238	1,855	1,616

The notional charge for the cost of equity has been calculated by multiplying average shareholders’ equity by the cost of equity. The Lloyds TSB Group’s average equity is determined using month-end retained profit and other equity balances.

Operating and financial review and prospects

2007 compared to 2006

Economic profit increased to £2,238 million in 2007 compared to £1,855 million in 2006. Profit attributable to equity shareholders increased by £486 million, or 17 per cent, to £3,289 million; the notional charge on average equity was £103 million higher, as a result of an 11 per cent increase in average equity to £11,681 million compared to £10,531 million in 2006. The increase in average equity primarily reflects profit retentions, after dividends, over 2006 and 2007.

2006 compared to 2005

Economic profit increased to £1,855 million in 2006 compared to £1,616 million in 2005. Profit attributable to equity shareholders increased by £310 million, or 12 per cent, to £2,803 million; the notional charge on average equity was £71 million higher, as a result of an 8 per cent increase in average equity to £10,531 million compared to £9,747 million in 2005.

Line of business information

Summary

The impact of IFRS, and in particular the increased use of fair values, has resulted in greater earnings volatility. Profit before tax is analysed below on both a statutory basis and, in order to provide a more comparable representation of business performance, a basis which separately discloses this volatility, which arises solely within the Insurance and Investments business. See page 36 for a description of volatility and its most significant limitations. The results of the businesses are set out below:

	Profit before tax (statutory)			Profit before tax (excluding volatility)

	2007 £m	2006 £m	2005 £m	2007 £m	2006 £m	2005 £m

UK Retail Banking	1,732	1,549	1,394	1,732	1,549	1,394
Insurance and Investments	828	1,383	1,474	1,328	973	725
Wholesale and International Banking	1,822	1,640	1,518	1,822	1,640	1,518
Central group items	(382)	(324)	(566)	(382)	(324)	(566)

Profit before tax, excluding volatility				4,500	3,838	3,071
Volatility				(500)	410	749

Profit before tax	4,000	4,248	3,820	4,000	4,248	3,820

UK Retail Banking

	2007 £m	2006 £m	2005 £m

Net interest income	3,783	3,642	3,521
Other income	1,797	1,621	1,605

Total income	5,580	5,263	5,126
Operating expenses	(2,624)	(2,476)	(2,697)

Trading surplus	2,956	2,787	2,429
Impairment	(1,224)	(1,238)	(1,111)
Profit on sale of businesses	—	—	76

Profit before tax†	1,732	1,549	1,394

Cost:income ratio	47.0%	47.0%	52.6%
Total assets (year end)	£115,012m	£108,381m	£103,930m
Total risk-weighted assets (year end)	£61,713m	£59,101m	£60,582m

† No volatility arises within UK Retail Banking and so these results are both statutory and excluding volatility.

Operating and financial review and prospects

2007 compared to 2006

Profit before tax from UK Retail Banking increased by £183 million, or 12 per cent, to £1,732 million in 2007 compared to £1,549 million in 2006. Profit before tax included the cost of the settlement of overdraft claims (2007: £76 million; 2006: £nil); excluding this item, profit before tax in 2007 of £1,808 million was £259 million, or 17 per cent, higher than £1,549 million in 2006.

Net interest income was £141 million, or 4 per cent, higher at £3,783 million in 2007 compared with £3,642 million in 2006. Average interest-earning assets were £5,959 million, or 6 per cent higher at £110,894 million in 2007 compared to £104,935 million in 2006. Average mortgage balances were £6,462 million higher in 2007. Gross new mortgage lending for the Lloyds TSB Group totalled £29,431 million (2006: £27,599 million); net new lending totalled £6,647 million (2006: £6,957 million) resulting in a market share of net new mortgage lending of 6.2 per cent (2006: 6.3 per cent). Average balances in respect of other personal lending were £266 million lower reflecting a slow down in consumer demand, particularly with regard to credit cards. Credit card balances at 31 December 2007 were 4 per cent lower at £6,584 million compared to £6,877 million at 31 December 2006, whilst period end balances on personal loans were 1 per cent higher at £11,238 million at the end of 2007. Credit balances on savings and investment accounts at 31 December 2007 were 8 per cent higher at £82,081 million compared to £75,661 million at 31 December 2006. The effect of volume growth was, however, partly offset by a 6 basis point decrease in the net interest margin as a result of competitive pressures and an adverse mix effect, as most of the asset growth has been in the relatively lower margin mortgage sector.

Other income was £176 million, or 11 per cent, higher at £1,797 million compared to £1,621 million in 2006. The increase arises from growth in fee-earning added-value current accounts and income from debit cards as well as higher insurance commissions, partially offset by lower income from mortgages following changes in the structure of fees charged on closing a mortgage account and lower late payment charges in credit cards. There has also been an increase in wealth management fee income.

Operating expenses were £148 million higher at £2,624 million in 2007 compared with £2,476 million in 2006; this comparison includes the cost of the settlement of overdraft claims (2007: £76 million; 2006: £nil). Excluding this item, operating expenses were £72 million, or 3 per cent, higher at £2,548 million. Improvements have been made in the rationalisation of back office operations to improve efficiency and the Group continues to increase the proportion of front office to back office staff in the branch network. The cost:income ratio was 47.0 per cent (2006: 47.0 per cent), or 45.7 per cent excluding the cost of the settlement of overdraft claims.

The impairment charge on loans and advances of £1,224 million was £14 million, or 1 per cent, lower than the £1,238 million in 2006. The charge in respect of personal loans and overdrafts was £61 million, or 8 per cent, lower at £679 million compared to £740 million in 2006 and represented 5.32 per cent of average lending (2006: 5.85 per cent); and the charge in respect of card balances was £37 million, or 8 per cent, higher at £527 million compared with £490 million in 2006. The impairment charge in Mortgages was £18 million (2006: £8 million), or 2 basis points of average mortgage lending.

2006 compared to 2005

Profit before tax from UK Retail Banking increased by £155 million, or 11 per cent, to £1,549 million in 2006 compared to £1,394 million in 2005; this comparison included, in 2005, a customer remediation provision of £150 million (2006: £nil) and the profit on disposal of the Goldfish portfolio of £76 million (2006: £nil); excluding these items, profit before tax of £1,549 million in 2006 was £81 million, or 6 per cent, higher than £1,468 million in 2005.

Net interest income was £121 million, or 3 per cent, higher at £3,642 million in 2006 compared to £3,521 million in 2005. Average interest-earning assets were £6,447 million, or 7 per cent, higher at £104,935 million in 2006 compared to £98,488 million in 2005; when the average balances in respect of the Goldfish portfolio sold at the end of 2005 are excluded, average-interest earning assets increased by £7,327 million compared to 2005. Average mortgage balances were £6,831 million higher, reflecting good growth over 2005 and 2006. Gross new mortgage lending for the Lloyds TSB Group totalled £27,599 million (2005: £25,979 million); and net new lending totalled £6,957 million (2005: £8,311 million) resulting in a market share of net new mortgage lending of 6.3 per cent (2005: 9.1 per cent); year end mortgage balances outstanding increased by 8 per cent to £95,333 million. Average balances in respect of other personal lending were £384 million lower; although they were £496 million higher in 2006 once the effect of the sale of the Goldfish portfolio is excluded. This underlying increase in average non-mortgage balances largely reflected net growth over 2005; period end balances on personal loans were 1 per cent higher at £11,099 million at the end of 2006 although period end credit card balances were 5 per cent lower at £6,877 million, compared to £7,209 million at 31 December 2005. Credit balances on savings and investment accounts at 31 December 2006 were 7 per cent higher at £75,661 million, compared to £71,019 million at 31 December 2005. The effect of this volume growth was, however, partly offset by an 11 basis point decrease in the net interest margin as a result of competitive pressures and a change in mix, as most of the growth has been in the relatively low margin mortgage sector.

Other income was £16 million higher at £1,621 million in 2006, compared to £1,605 million in 2005. This largely represented net fee and commission income; the moderate growth reflected the fact that good growth in current account fee income due to a change in mix towards the more comprehensive, and therefore higher fee-earning, added-value account packages had been partly offset by a reduction in card fee income following the sale of the Goldfish portfolio at the end of 2005. There was also good growth in wealth management fee income.

Operating expenses were £221 million, or 8 per cent, lower at £2,476 million in 2006 compared to £2,697 million in 2005; this comparison included, in 2005, a customer remediation provision of £150 million. Excluding this item, costs were £71 million, or 3 per cent, lower at £2,476 million. The reduction in underlying operating expenses reflected the sale of the Goldfish portfolio, efficiency savings, reduced levels of fraud and other operational losses and a lower level of marketing and brand spend.

The impairment charge on loans and advances at £1,238 million was £127 million, or 11 per cent, higher than £1,111 million in 2005. The impairment charge in 2005 included £46 million in respect of the Goldfish portfolio, which was sold at the end of that year. Adjusting for this the charge in 2006 was £173 million, or 16 per cent, higher at £1,238 million compared to £1,065 million in 2005. The charge in respect of personal loans and overdrafts was £84 million, or 13 per cent, higher at £740 million compared to £656 million in 2005 and represented 5.85 per cent of average lending (2005: 5.33 per cent); whilst the charge in respect of card balances was £94 million, or 24 per cent, higher at £490 million in 2006 compared to £396 million in 2005 (excluding charges in respect of the Goldfish portfolio). This reflected the impact of more customers with higher levels of indebtedness facing repayment difficulties, higher levels of bankruptcies and Individual Voluntary Arrangements, and deterioration in debt recovery experience. Mortgage quality remained good and there was an impairment charge of £8 million in 2006 compared to £13 million in 2005.

Operating and financial review and prospects

Insurance and Investments

Lloyds TSB Group’s Insurance and Investments activities comprise the life, pensions and OEICs businesses of Scottish Widows, general insurance underwriting and broking, and Scottish Widows Investment Partnership. The Group sold Abbey Life in the second half of 2007.

In addition to presenting Insurance and Investments results prepared in accordance with IFRS, all monthly financial reporting to the group executive committee and board presents separately the results of these businesses before volatility. The information set out below, therefore, presents the information both in accordance with applicable accounting standards (‘statutory’) and on a basis which excludes volatility (‘excluding volatility’). Further discussion on the Group’s use of volatility is provided in ‘Operating and financial review and prospects – Line of business information – Volatility’.

	Statutory			Excluding volatility

	2007 £m	2006 £m	2005 £m	2007 £m	2006 £m	2005 £m

Net interest income	536	103	395	529	134	389
Other income	8,197	10,487	13,859	8,704	10,046	13,116

Total income	8,733	10,590	14,254	9,233	10,180	13,505
Insurance claims	(7,522)	(8,569)	(12,186)	(7,522)	(8,569)	(12,186)

Total income, net of insurance claims	1,211	2,021	2,068	1,711	1,611	1,319
Operating expenses	(655)	(638)	(594)	(655)	(638)	(594)

Trading surplus	556	1,383	1,474	1,056	973	725
Profit on sale of businesses	272	—	—	272	—	—

Profit before tax, excluding volatility				1,328	973	725
Volatility				(500)	410	749

Profit before tax	828	1,383	1,474	828	1,383	1,474

Further analysis of other income:
Net fee and commission expense	(94)	(125)	(112)	(94)	(125)	(112)
Net trading income	2,603	5,668	8,859	3,050	5,308	8,375
Insurance premium income	5,430	4,719	4,469	5,430	4,719	4,469
Other operating income	258	225	643	318	144	384

Other income, excluding volatility				8,704	10,046	13,116
Volatility				(507)	441	743

Other income	8,197	10,487	13,859	8,197	10,487	13,859

Analysis by area of business of profit before tax
Life, pensions and OEICs	663	1,093	1,221	1,156	701	500
General insurance	121	261	237	128	243	209
Scottish Widows Investment Partnership	44	29	16	44	29	16

Profit before tax, excluding volatility				1,328	973	725
Volatility				(500)	410	749

Profit before tax	828	1,383	1,474	828	1,383	1,474

Operating and financial review and prospects

2007 compared to 2006

Profit before tax from the Lloyds TSB Group’s Insurance and Investments business was £555 million, or 40 per cent, lower at £828 million compared to £1,383 million in 2006. This comparison is distorted by volatility arising from market movements (see ‘Operating and financial review and prospects – Line of business information – Volatility’); profit before tax excluding volatility was £355 million, or 36 per cent, higher at £1,328 million in 2007 compared to £973 million in 2006. Profit before tax in 2007 includes £272 million profit on the disposal of Abbey Life at the end of September 2007.

Net interest income was £433 million higher at £536 million in 2007 compared to £103 million in 2006. This increase is primarily as a result of a decrease in the amounts payable to unitholders in those OEICs included in the consolidated results of the Group together with an increase in the level of interest income on cash deposit investments held in the long-term business and policyholder funds.

Other income was £2,290 million, or 22 per cent, lower at £8,197 million in 2007 compared to £10,487 million in 2006; excluding volatility, other income was £1,342 million, or 13 per cent, lower at £8,704 million in 2007 compared to £10,046 million in 2006. Net fee and commission expense was £31 million, or 25 per cent, lower at £94 million in 2007 compared to £125 million in 2006 partly reflecting an increase in general insurance broking income. Net trading income was £3,065 million, or 54 per cent, lower at £2,603 million in 2007 compared to £5,668 million in 2006, reflecting fluctuations in the level of investment returns within the long-term business funds. Insurance premium income was £711 million, or 15 per cent, higher at £5,430 million in 2007 compared to £4,719 million in 2006, of which, life and pensions premiums were £720 million higher as a result of the increased level of business written under contracts categorised as insurance. Other operating income was £33 million, or 15 per cent, higher at £258 million in 2007 compared to £225 million in 2006.

Operating expenses were £17 million, or 3 per cent, higher at £655 million in 2007 compared to £638 million in 2006. The reduction in staff costs resulting from a year-on-year reduction in staff numbers has been offset by the impact of annual salary increases, a higher net charge in respect of amortisation of deferred acquisition costs and an increased charge for depreciation and amortisation.

The performance of the life, pensions and OEICs business and the general insurance business is discussed further below.

2006 compared to 2005

Profit before tax from the Lloyds TSB Group’s Insurance and Investments business was £91 million, or 6 per cent, lower at £1,383 million compared to £1,474 million in 2005. This comparison is distorted by volatility arising from market movements (see ‘Operating and financial review and prospects – Line of business information – Volatility’); profit before tax excluding volatility was £248 million, or 34 per cent, higher at £973 million in 2006 compared to £725 million in 2005. However, results for the comparative year ended 31 December 2005 were also impacted by the £155 million provision for the strengthening of reserves in respect of annuitant mortality; if this item is also excluded, the profit before tax excluding volatility and strengthening of mortality reserves was £93 million, or 11 per cent, higher at £973 million in 2006 compared to £880 million in 2005.

Net interest income was £292 million, or 74 per cent, lower at £103 million in 2006 compared to £395 million in 2005. This decrease reflected a reduction in the level of interest income on cash deposit investments held in the long-term business and policyholder funds and, more significantly, an increase in the amounts payable to unitholders in those OEICs included in the consolidated results of the Lloyds TSB Group.

Other income was £3,372 million, or 24 per cent, lower at £10,487 million in 2006 compared to £13,859 million in 2005; excluding volatility, other income was £3,070 million, or 23 per cent, lower at £10,046 million in 2006 compared to £13,116 million in 2005. Net fee and commission expense was £13 million, or 12 per cent, higher at £125 million in 2006 compared to £112 million in 2005; the impact of good growth in OEIC management fee income and the benefit of reduced fees payable to UK Retail Banking were offset by a reduction in general insurance broking income and an increase in other fees payable. Net trading income was £3,191 million, or 36 per cent, lower at £5,668 million in 2006 compared to £8,859 million in 2005; this reflected fluctuations in the level of investment returns within the long-term business funds, with an offsetting reduction within the insurance claims figure and within interest expense in respect of the OEICs. Insurance premium income was £250 million, or 6 per cent, higher at £4,719 million in 2006 compared to £4,469 million in 2005. Life and pensions premiums were £212 million higher and general insurance premiums were £38 million higher, reflecting the commencement of underwriting of card and commercial loan protection products during 2006. Other operating income was £418 million, or 65 per cent, lower at £225 million in 2006 compared to £643 million in 2005; this reduction reflected a £429 million year-on-year decrease in the movement of value of in-force business as a result of the application of the new valuation rules in the FSA’s Policy Statement 06/14; this reduction was, however, largely offset by a similar reduction within insurance claims expense.

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

Operating and financial review and prospects

Life, pensions and OEICs

The table below shows the measure of new business premiums for the life and pensions business and OEIC sales which management monitor because it provides an indication of both the performance and the profitability of the business – Present Value of New Business Premiums (‘PVNBP’); this is calculated as the value of single premiums plus the discounted present value of future expected regular premiums. There are three main distribution channels for the sale of Lloyds TSB Group’s life, pension and OEIC products and the tables below show the relative importance of each.

	2007	2006	2005
Present value of new business premiums (PVNBP)	£m	£m	£m

Life and pensions:
Protection	960	232	255
Savings and investments	913	1,300	1,465
Individual pensions	2,073	2,219	2,197
Corporate and other pensions	2,141	1,961	1,517
Retirement income	1,044	960	658
Managed fund business	486	348	535

Life and pensions	7,617	7,020	6,627
OEICs	2,807	2,720	1,215

Life, pensions and OEICs	10,424	9,740	7,842

Single premium business	8,375	7,321	5,636
Regular premium business	2,049	2,419	2,206

Life, pensions and OEICs	10,424	9,740	7,842

Bancassurance	4,096	3,421	2,114
Independent financial advisers	5,817	5,706	5,233
Direct	511	613	495

Life, pensions and OEICs	10,424	9,740	7,842

2007 compared to 2006

Overall life, pensions and OEICs sales were £684 million, or 7 per cent, higher at £10,424 million in 2007 compared to £9,740 million in 2006.

The majority of the growth was in life and pension sales (including Managed fund business) which were £597 million, or 9 per cent, higher at £7,617 million in 2007 compared with £7,020 million in 2006. A key growth area in 2007 was Protection where sales increased by £728 million reflecting the launch of the Protection for Life proposition in all sales channels and the introduction, in 2007, of underwriting the life element of the creditor insurance and protection product, within Bancassurance. Additionally, corporate pension sales were £180 million, or 9 per cent, higher reflecting increased incremental premiums in 2007. These increases were, however, in part offset by a decrease of £387 million in Savings and investments sales largely due to a sharp decline in IFA Flexible Option Bond sales following property fund restrictions and increasing competition in the marketplace.

OEICs sales increased £87 million, or 3 per cent, in 2007 to £2,807 million compared to £2,720 million in 2006. The growth in OEICs sales reflects increased sales capabilities within the Bancassurance channel and, in particular, continued development of the relationships with the Community Banking and Wealth Management businesses within UK Retail Banking.

By distribution channel, Bancassurance sales were £675 million, or 20 per cent, higher at £4,096 million in 2007 compared to £3,421 million in 2006, as a result of continuing development of the relationships with the Community Banking and Wealth Management businesses. Sales via independent financial advisers were £111 million, or 2 per cent, higher at £5,817 million in 2007 compared to £5,706 million in 2006.

Profit before tax, on a statutory basis, from life, pensions and OEICs was £430 million, or 39 per cent, lower at £663 million in 2007 compared to £1,093 million in 2006. Excluding volatility, profit before tax was £455 million, or 65 per cent, higher at £1,156 million in 2007 compared to £701 million in 2006. Profit before tax in 2007 includes £272 million profit on disposal of Abbey Life. A slight reduction in new business profit resulted from a change in the mix of investment products sold through Bancassurance towards non-embedded value accounted products; however this was offset by increased existing business profit, partly reflecting a reduction in adverse assumption changes compared to 2006, and an improved expected return on shareholders’ net assets.

Operating and financial review and prospects

2006 compared to 2005

Overall life, pensions and OEICs sales were £1,898 million, or 24 per cent, higher at £9,740 million in 2006 compared to £7,842 million in 2005. The majority of the growth was in OEICs sales, which were £1,505 million, or 124 per cent, higher at £2,720 million in 2006 compared to £1,215 million in 2005. The growth in OEICs sales reflected an improved sales process through the branch network, a very successful tax year end campaign, and increasing success in selling to Wealth Management customers. OEICs sales also benefited from the development of the Financial Planning Service sales force in the branch network and development of the relationships with the Community Banking and Wealth Management businesses within UK Retail Banking in order to gain better access to the targeted Mass Affluent market.

Life and pensions sales (including Managed fund business) were £393 million, or 6 per cent, higher at £7,020 million in 2006 compared to £6,627 million in 2005. Corporate and other pension sales were £444 million, or 29 per cent, higher as a result of continuing strong sales following improvements in the product in 2005. Retirement income sales were £302 million, or 46 per cent, higher as a result of improvements in the Income Drawdown product and increased market activity following A-day (6 April 2006, when new legislation simplifying the pensions market came into force in the UK). These increases were, however, in part offset by a decrease of £165 million in Savings and investments sales and a reduction of £187 million in Managed fund business. The decrease in Savings and investments sales reflected competitive pressures and the limiting of investments into the SWIP Property Fund; Managed fund business was lower as 2005 included some exceptional benefits from mandate gains.

By distribution channel, bancassurance sales were £1,307 million, or 62 per cent, higher at £3,421 million in 2006 compared to £2,114 million in 2005, as a result of the success of the developing Financial Planning Service sales force and the strong OEICs sales. Sales via independent financial advisers were £473 million, or 9 per cent, higher at £5,706 million in 2006 compared to £5,233 million in 2005; this reflected the strong Corporate pensions, Retirement income and OEIC sales via the dedicated Scottish Widows Investment Partnership sales force, partly offset by the decrease in Savings and investments sales and in managed fund business.

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

General insurance

The results of the general insurance business are set out below.

	Statutory			Excluding volatility

	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m

Net interest income	23	24	23	23	24	23
Other income	554	594	571	561	576	543

Total income	577	618	594	584	600	566
Insurance claims	(302)	(200)	(197)	(302)	(200)	(197)

Total income, net of insurance claims	275	418	397	282	400	369
Operating expenses	(154)	(157)	(160)	(154)	(157)	(160)

Profit before tax, excluding volatility				128	243	209
Volatility				(7)	18	28

Profit before tax	121	261	237	121	261	237

		2007		2006		2005
		£m		£m		£m

Premium income from underwriting:
Creditor		164		180		127
Home		441		424		441
Health		9		13		16
Reinsurance premiums		(23)		(17)		(22)

		591		600		562

Commissions from insurance broking:
Creditor		394		377		396
Home		49		47		49
Health		12		13		15
Other		193		192		221

		648		629		681

Operating and financial review and prospects

2007 compared to 2006

Profit before tax, on a statutory basis, from the Lloyds TSB Group’s general insurance operations was £140 million, or 54 per cent, lower at £121 million in 2007 compared to £261 million in 2006. Excluding volatility, profit before tax was £115 million, or 47 per cent, lower at £128 million in 2007 compared to £243 million in 2006.

Net interest income was £1 million, or 4 per cent, lower at £23 million in 2007 compared to £24 million in 2006.

Other income, on a statutory basis, was £40 million, or 7 per cent, lower at £554 million in 2007 compared to £594 million in 2006. Insurance broking commissions receivable were £19 million, or 3 per cent, higher at £648 million in 2007 compared to £629 million in 2006; this is driven primarily by improved Creditor performance (up £17 million in 2007) and reflects higher loan protection sales volumes across the UK Retail Banking branch network. Underwriting income, net of reinsurance, was £9 million, or 2 per cent, lower at £591 million in 2007 compared to £600 million in 2006; increased income in respect of home insurance policies has been more than offset by reductions in respect of creditor protection products, partly due to lower average card balances, and an increased reinsurance cost. Fees and commissions payable were £28 million, or 4 per cent, higher at £692 million in 2007 compared to £664 million in 2006; this largely reflects fluctuations in branch network sales volumes.

Insurance claims expense was £102 million, or 51 per cent, higher at £302 million in 2007 compared to £200 million in 2006 largely as a result of a £113 million increase in weather related claims, resulting from storms in January 2007 and severe flooding in June and July 2007 in the UK.

Operating expenses were £3 million, or 2 per cent, lower at £154 million in 2007 compared to £157 million in 2006 reflecting continued focus on improving operational costs and processing efficiency.

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

Other income, on a statutory basis, was £23 million, or 4 per cent, higher at £594 million in 2006 compared to £571 million in 2005. Insurance broking commissions receivable were £52 million, or 8 per cent, lower at £629 million in 2006 compared to £681 million in 2005; this reflected lower loan protection product sales in the first half of 2006, reduced card protection income due to lower average balances outstanding and fluctuations in the level of retrospective commissions. Premium income, net of reinsurance, was £38 million, or 7 per cent, higher at £600 million in 2006 compared to £562 million in 2005; this reflected the commencement, during 2006, of underwriting of card and commercial loan protection products, partly offset by a fall in home insurance income. Fees and commissions payable were £31 million, or 4 per cent, lower at £664 million in 2006 compared to £695 million in 2005; this largely reflected fluctuations in branch network sales volumes.

Insurance claims expense was £3 million, or 2 per cent, higher at £200 million in 2006 compared to £197 million in 2005 as the impact of the new creditor protection underwriting in 2006 was partly offset by a lower charge in respect of home insurance.

Operating expenses were £3 million, or 2 per cent, lower at £157 million in 2006 compared to £160 million in 2005. Staff costs increased due to the use of agency staff on project work, but this was more than offset by lower marketing expenditure and other cost-saving initiatives.

Wholesale and International Banking

	2007 £m		2006 £m		2005 £m

Net interest income	2,518		2,177		2,037
Other income	1,773		2,035		1,856

Total income	4,291		4,212		3,893
Operating expenses	(2,282)		(2,264)		(2,181)

Trading surplus	2,009		1,948		1,712
Impairment	(572)		(308)		(188)
Profit (loss) on sale of businesses	385		—		(6)

Profit before tax†	1,822		1,640		1,518

Cost:income ratio	53.2%		53.8%		56.0%
Total assets (year end)	£163,294	m	£147,836	m	£124,044	m
Total risk-weighted assets (year end)	£105,145	m	£91,843	m	£80,154	m

†	No volatility arises within Wholesale and International Banking and so these results are both statutory and excluding volatility.

Operating and financial review and prospects

2007 compared to 2006

Profit before tax from Wholesale and International Banking was £182 million, or 11 per cent, higher at £1,822 million in 2007 compared to £1,640 million in 2006. However, in 2007 profit before tax was particularly impacted by the profit on sale of businesses of £385 million (principally relating to Lloyds TSB Registrars) and by turbulence in global financial markets which reduced profit before tax by £280 million. Excluding both of these items, profit before tax in 2007 was £1,717 million which was £77 million, or 5 per cent, higher than 2006.

Net interest income was £341 million, or 16 per cent, higher at £2,518 million compared to £2,177 million in 2006. This increase reflected growth in customer lending and customer deposits in Corporate Markets and Commercial Banking. Average interest-earning assets were £13,132 million, or 11 per cent, higher at £135,707 million. Excluding the fine margin reverse repurchase agreement balances from both years, the increase was £14,602 million. The net interest margin, again excluding the fine margin reverse repurchase agreement balances, increased by 4 basis points, as a widening of margins within Corporate Markets, in part as a result of changes in funding arrangements, was partly offset by decreased margins in Commercial Banking, where growth has been in the most competitive products, and in Asset Finance.

Other income was £262 million, or 13 per cent, lower at £1,773 million compared to £2,035 million in 2006; of this movement a decrease of £188 million is attributable to the impact of the market turbulence, excluding which, other income decreased by £74 million, or 4 per cent. Increases in banking and transactional income were offset by a reduced level of company registration fees (following the sale of Lloyds TSB Registrars at the end of September 2007) and the impact of changes in funding arrangements.

Operating expenses were £18 million, or 1 per cent, higher at £2,282 million in 2007 compared to £2,264 million in 2006. The increase reflected continued staff investment particularly in the Corporate Markets and Commercial Banking businesses, offset by improvements in the management of day-to-day operating costs.

The impairment charge in 2007 totalled £572 million, of which £92 million is attributable to the impact of market turbulence, compared to £308 million in 2006, an increase of £264 million, or 86 per cent. The charge in respect of loans and advances increased by £184 million, or 59 per cent, from £313 million in 2006 to £497 million in 2007 and the charge as a percentage of average lending was 0.57 per cent compared to 0.39 per cent in 2006. In Corporate Markets the charge was £179 million higher, at £165 million compared to a release of £14 million in 2006; there were significant new charges for certain Corporate customers as well as a charge of £28 million in the leasing business resulting from the change in the UK Corporation tax rate from 30 per cent to 28 per cent in 2007, whereas there were net releases in 2006. In Commercial Banking the charge was £5 million higher, at £99 million, and in Asset Finance the charge was £11 million lower, at £228 million, following a tightening of underwriting criteria. In International Banking and other businesses there was a charge of £5 million compared with a release of £6 million in 2006. In addition, a charge of £70 million in 2007 (2006: £nil) arose in respect of the impairment of available-for-sale financial assets.

2006 compared to 2005

Profit before tax from Wholesale and International Banking was £122 million, or 8 per cent, higher at £1,640 million in 2006 compared to £1,518 million in 2005.

Net interest income was £140 million, or 7 per cent, higher at £2,177 million compared to £2,037 million in 2005. Average interest-earning assets were £18,823 million, or 18 per cent, higher at £122,575 million in 2006 compared to £103,752 million in 2005. Excluding the fine margin reverse repurchase agreement balances from both years, the increase was £17,782 million. Strong growth in corporate lending, as well as in lower-margin treasury and structured finance balances, led to an increase in average balances within Corporate Markets. Continued lending growth led to an increase in average balances within Commercial Banking and average interest-earning assets in Asset Finance were also higher, largely due to lending growth over 2005. The significant growth in average balances, however, was partly offset by a 25 basis point decrease in the net interest margin (excluding fine margin reverse repurchase agreement balances) as a result of a change in mix since the growth in assets has been predominantly in corporate lending and in the finer margin treasury and structured finance balances.

Other income was £179 million, or 10 per cent, higher at £2,035 million compared to £1,856 million in 2005. Other income largely comprised net fee and commission income, trading profits and operating lease rental income. Net fee and commission income was higher from mid-corporate lending and new product revenue streams in structured products and debt capital markets, as well as good growth in asset-backed lending. There was a slight fall in operating lease rental income offset by increased gains on sale of available-for-sale investments.

Operating expenses were £83 million, or 4 per cent, higher at £2,264 million in 2006 compared to £2,181 million in 2005. Staff costs were higher as a result of annual pay awards and staff taken on to support the expansion of the business; business success also led to increasing levels of bonus payments. These increases were, in part, offset by efficiency savings.

Impairment losses totalled £308 million in 2006 compared to £188 million in 2005. Impairment losses on loans and advances were £122 million, or 64 per cent, higher at £313 million in 2006 compared to £191 million in 2005. Within Corporate Markets, net releases were lower than in 2005, as some significant one-off releases were not repeated. Within Commercial Banking, the charge was higher, as a result of lending growth. The charge within Asset Finance also increased reflecting rising levels of consumer arrears and voluntary terminations. Overall, the Wholesale and International Banking impairment charge in respect of loans and advances expressed as a percentage of average lending increased to 0.39 per cent in 2006 compared to 0.28 per cent in 2005.

Operating and financial review and prospects

Central group items

	2007 £m	2006 £m	2005 £m

Lloyds TSB Foundations	(37)	(37)	(34)
Funding cost of acquisitions less earnings on capital[1]	(378)	(378)	(378)
Central costs and other unallocated items[2]	33	(37)	(134)
Pension schemes related credit	—	128	—
Loss on sale and closure of businesses	—	—	(20)

Loss before tax†	(382)	(324)	(566)

†	No volatility arises within Central group items and so these results are both statutory and excluding volatility.

[1]	These comprise:

•

interest costs on central balances, which principally arise from the cost of centrally funded acquisitions net of the proceeds of any subsequent disposals, together with the funding cost of dividend flows;

	•	net interest margin cost resulting from central capital activities, primarily arising on the management of subordinated debt and preference shares; and

	•	earnings allocated to the UK banking businesses on equity required to support their current activities offset by the income on actual equity held in those businesses.

[2]

These relate to the on-going costs of central group activities including those of group corporate treasury (including the central hedge function), internal group audit, group risk, group compliance, group finance and group IT and operations.

2007 compared to 2006

The loss before tax from Central group items was £58 million, or 18 per cent, higher at £382 million in 2007 compared to £324 million in 2006.

The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly the disabled and disadvantaged, to play a fuller role in society. The Foundations receive 1 per cent of the Lloyds TSB Group’s pre-tax profit after adjusting for gains and losses on the disposal of businesses and pre-tax minority interests, averaged over three years, instead of a dividend on their shareholdings. In 2007, the Lloyds TSB Group accrued £37 million for payment to registered charities. See note 39 to the consolidated financial statements.

The charge in respect of the funding cost of acquisitions, less earnings on capital, was unchanged at £378 million and there was a £33 million credit in respect of central costs and other unallocated items compared to a charge of £37 million in 2006. The increase in loss before tax, however, arises from the non-repetition of the pension schemes related credit of £128 million in 2006; following changes in age discrimination legislation in the United Kingdom that year, the Lloyds TSB Group ceased to augment the pension entitlement of employees taking early retirement, leading to a credit to the income statement.

2006 compared to 2005

The loss before tax from Central group items was £242 million, or 43 per cent, lower at £324 million in 2006 compared to £566 million in 2005. In 2006, the Lloyds TSB Group accrued £37 million for payment to registered charities. The charge in respect of the funding cost of acquisitions, less earnings on capital, was unchanged at £378 million and a £97 million decrease in the charge in respect of central costs and other unallocated items was coupled with the non-repetition of the loss on sale and closure of businesses. The main reason for the overall reduction in the loss before tax, however, was the pension schemes related credit of £128 million in 2006.

Operating and financial review and prospects

Volatility

	2007 £m	2006 £m	2005 £m

Insurance volatility	(267)	84	438
Policyholder interests volatility	(233)	326	311

Total volatility	(500)	410	749

All volatility is included within Insurance and Investments on a statutory basis.

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

The most significant limitations associated with profit before tax excluding volatility are:

(i)	Insurance volatility requires an assumption to be made for the normalised return on equities and other investments; and

(ii)	Insurance volatility impacts on the Lloyds TSB Group’s regulatory capital position, even though it is not included within profit before tax excluding volatility.

Management compensates for the limitations above by:

(i)	Monitoring closely the assumptions used to calculate the normalised return used within the calculation of insurance volatility; these assumptions are disclosed below; and

(ii)	Producing separate reports on the Lloyds TSB Group’s current and forecast capital ratios.

Banking volatility

Since the introduction of IFRS in 2005, in order to provide a clearer view of the underlying performance of the business, the Lloyds TSB Group has separately disclosed within Central group items the effects of marking-to-market derivatives held for risk management purposes. This amount, net of the effect of the Lloyds TSB Group’s IAS 39 compliant hedge accounting relationships, was previously disclosed as banking volatility.

The use of fair values in financial reporting is now more widespread and there is a better understanding of their effects; consequently, in line with evolving best practice, the Lloyds TSB Group no longer considers it appropriate to disclose banking volatility separately. Divisions will continue to transfer, through the Lloyds TSB Group’s internal transfer pricing arrangements, to Group Corporate Treasury (included in Central group items) the movements in the market value of hedging derivatives where the impact is not locally managed.

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

Changes in market variables also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows With Profit Fund, the value of the in-force business and the value of shareholders’ funds. Fluctuations in these values caused by changes in market variables, including market spreads reflecting credit risk premia, are also included within insurance volatility. These market credit spreads represent the gap between the yield on corporate bonds and the yield on government bonds, and reflect the market’s assessment of credit risk. Changes in the credit spreads affect the value of the in-force business asset in respect of the annuity portfolio.

Operating and financial review and prospects

The expected investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historic investment return differentials, are set out below:

	2008%	2007%	2006%	2005%

Gilt yields (gross)	4.55	4.62	4.12	4.57
Equity returns (gross)	7.55	7.62	6.72	7.17
Dividend yield	3.00	3.00	3.00	3.00
Property return (gross)	7.55	7.62	6.72	7.17
Corporate bonds (gross)	5.15	5.22	4.72	5.17

During 2007, profit before tax included negative insurance volatility of £267 million, being a credit of £7 million to net interest income and a charge of £274 million to other income (2006: positive volatility of £84 million, being a credit of £2 million to net interest income and a credit of £82 million to other income; 2005: positive volatility of £438 million, being a credit of £6 million to net interest income and a credit of £432 million to other income). During 2007, the effect of widening credit risk spreads and falling gilt values more than offset the favourable impact of a modest increase in equity values and changes in market consistent assumptions. During 2006 increases in equity values were partly offset by lower gilt values.

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

During 2007, profit before tax included negative policyholder interests volatility of £233 million, being a charge to other income (2006: positive volatility of £326 million, being a charge of £33 million to net interest income and a credit of £359 million to other income; 2005: positive volatility of £311 million, being a credit to other income). In 2007, substantial policyholder tax losses have been generated as a result of a fall in property, gilt and bond values. These losses reduce future policyholder tax liabilities and have led to a policyholder tax credit during the year. Profits were recognised in 2006 as a result of positive market movements combined with realised gains in the holdings in property investment vehicles majority owned by the long-term assurance funds.

Operating and financial review and prospects

Average balance sheet and net interest income

	2007 Average balance £m	2007 Interest income £m	2007 Yield %	2006 Average balance £m	2006 Interest income £m	2006 Yield %	2005 Average balance £m	2005 Interest income £m	2005 Yield %

Assets
Loans and advances to banks	39,381	2,025	5.14	38,696	1,826	4.72	33,422	1,199	3.59
Loans and advances to customers	191,802	13,209	6.89	174,870	10,853	6.21	157,417	10,028	6.37
Available-for-sale financial assets	21,473	1,038	4.83	18,380	807	4.39	14,177	508	3.58
Lease and hire purchase receivables	9,488	602	6.34	10,425	622	5.97	11,137	626	5.62

Total interest-earning assets of banking book	262,144	16,874	6.44	242,371	14,108	5.82	216,153	12,361	5.72
Total interest-earning trading securities and other financial assets at fair value through profit or loss	28,524	1,542	5.41	27,584	1,831	6.64	31,185	1,563	5.01

Total interest-earning assets	290,668	18,416	6.34	269,955	15,939	5.90	247,338	13,924	5.63
Allowance for impairment losses on loans and advances	(2,268)			(2,171)			(2,058)
Non-interest earning assets	66,202			63,646			59,835

Total average assets and interest income	354,602	18,416	5.19	331,430	15,939	4.81	305,115	13,924	4.56

	2007 Average interest earning assets £m	2007 Net interest income £m	2007 Net interest margin %	2006 Average interest earning assets £m	2006 Net interest income £m	2006 Net interest margin %	2005 Average interest earning assets £m	2005 Net interest income £m	2005 Net interest margin %

Average interest-earning assets and net interest income:
– Banking business	262,144	6,099	2.33	242,371	5,329	2.20	216,153	5,443	2.52
– Trading securities and other
financial assets at fair value through profit or loss	28,524	1,179	4.13	27,584	1,551	5.62	31,185	1,114	3.57

Net yield on interest-earning assets	290,668	7,278	2.50	269,955	6,880	2.55	247,338	6,557	2.65

Operating and financial review and prospects

	2007 Average balance £m	2007 Interest expense £m	2007 Cost %	2006 Average balance £m	2006 Interest expense £m	2006 Cost %	2005 Average balance £m	2005 Interest expense £m	2005 Cost %

Liabilities and shareholders’ funds
Deposits by banks	38,406	1,919	5.00	36,004	1,680	4.67	27,720	953	3.44
Liabilities to banks under sale and repurchase agreements	3,127	153	4.89	3,907	230	5.89	4,422	258	5.83
Customer accounts	142,048	5,085	3.58	128,551	3,738	2.91	119,816	3,401	2.84
Liabilities to customers under sale and repurchase agreements	95	2	2.11	2,075	30	1.45	4,285	136	3.17
Debt securities in issue	52,743	2,680	5.08	42,472	1,983	4.67	30,921	1,307	4.23
Other interest-bearing liabilities	4,551	195	4.28	4,382	424	9.68	3,618	262	7.24
Subordinated liabilities	13,126	741	5.65	12,129	694	5.72	11,515	601	5.22

Total interest-bearing liabilities of banking book	254,096	10,775	4.24	229,520	8,779	3.82	202,927	6,918	3.42
Total interest-bearing liabilities of trading book	9,971	363	3.64	6,349	280	4.41	11,245	449	3.99

Total interest-bearing liabilities	264,067	11,138	4.22	235,869	9,059	3.84	213,542	7,367	3.45
Interest-free liabilities
Non-interest bearing customer accounts	3,899			4,112			3,903
Other interest-free liabilities	74,628			80,516			77,624
Minority interests and shareholders’funds	12,008			10,933			10,046

Total average liabilities and interest expense	354,602	11,138	3.14	331,430	9,059	2.73	305,115	7,367	2.41

Loans and advances to banks and customers include impaired lending; interest on this lending has been recognised using the effective interest rate method, as required by IAS 39.

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

Operating and financial review and prospects

Changes in net interest income – volume and rate analysis

The following table allocates changes in net interest income between volume and rate for 2007 compared with 2006 and for 2006 compared with 2005. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2007 compared with 2006 Increase/(decrease)			2006 compared with 2005 Increase/(decrease)
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m

Interest receivable and similar income
Loans and advances to banks	199	35	164	627	249	378
Loans and advances to customers	2,356	1,166	1,190	825	1,083	(258)
Available-for-sale financial assets	231	150	81	299	185	114
Lease and hire purchase receivables	(20)	(59)	39	(4)	(42)	38

Total banking book interest receivable and similar income	2,766	1,292	1,474	1,747	1,475	272
Total interest receivable and similar income on trading securities and other financial assets at fair value through profit or loss	(289)	51	(340)	268	(239)	507

Total interest receivable and similar income	2,477	1,343	1,134	2,015	1,236	779

Interest payable
Deposits by banks	239	120	119	727	387	340
Liabilities to banks under sale and repurchase agreements	(77)	(38)	(39)	(28)	(30)	2
Customer accounts	1,347	483	864	337	254	83
Liabilities to customers under sale and repurchase agreements	(28)	(42)	14	(106)	(32)	(74)
Debt securities in issue	697	522	175	676	539	137
Other interest bearing liabilities	(229)	7	(236)	162	74	88
Subordinated liabilities	47	56	(9)	93	35	58

Total banking book interest payable	1,996	1,108	888	1,861	1,227	634
Total interest payable on trading and other liabilities at fair value through profit or loss	83	132	(49)	(169)	(216)	47

Total interest payable	2,079	1,240	839	1,692	1,011	681

Operating and financial review and prospects	Audited information

Risk management

Risk as a strategic differentiator

The Group seeks to optimise performance by allowing divisions and business units to operate within capital and risk parameters and the Group’s policy framework. They must do so in a way which is consistent with realising the Group’s strategy and meets agreed business performance targets. The Group’s approach to risk management seeks to ensure the business remains accountable for risk whilst also ensuring there is effective independent oversight.

During 2007, the Group has continued to focus on enhancing its capabilities in providing both qualitative and quantitative data to the board on risks associated with strategic objectives and facilitating more informed and effective decision making. The Group’s ability to take risks which are well understood, consistent with its strategy and plans and appropriately remunerated, is a key driver of shareholder return.

The maintenance of a strong control framework remains a priority and is the foundation for the delivery of effective risk management. Risk analysis and reporting capabilities support the identification of opportunities as well as risks and it provides an aggregate view of the overall risk portfolio. Responsibilities and timescales at group and divisional level are clearly assigned for risk mitigation strategies. Risk continues to be a key component of routine management information reporting and is embedded within staff objectives via balanced scorecards.

Risk governance structures

The Group maintains a risk governance structure that strengthens risk evaluation and management, whilst also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.

Board and committees

The board, assisted by its committees, the risk oversight committee, the group executive committee, and the group audit committee, approves the Group’s overall risk management framework. The board also reviews the Group’s aggregate risk exposures and concentrations of risk to seek to ensure that these are consistent with the board’s appetite for risk. The role of the board, audit committee and risk oversight committee are shown in the corporate governance section on pages 94 and 95, and further key risk oversight roles are described on the next page.

The group executive committee, assisted by the group business risk committee and the group asset and liability committee, supports the group chief executive in ensuring the effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, whilst also reviewing the Group’s aggregate risk exposures and concentrations of risk. The group executive committee’s duties are described in greater detail on page 94. The group executive committee members are also members of the group business risk committee which is chaired by the group chief executive. The group asset and liability committee, which is chaired by the deputy group chief executive, includes members of the group executive committee as well as the heads of products and markets and group market risk. The group business risk committee is supported by the following:

–      Compliance and Operational Risk Committee

–     Group Credit Risk Committee

–     Group Change Management Committee

Operating and financial review and prospects	Audited information

These committees are further supported by a number of specialist risk committees covering the Group’s risk types in detail.

Group executive directors have primary responsibility for measuring, monitoring and controlling risks within their areas of accountability and are required to establish control frameworks for their businesses that are consistent with the Group’s high level policies and within the parameters set by the board, group executive committee and group risk. Compliance with policies and parameters is overseen by the risk oversight committee, the group business risk committee, the group asset and liability committee, group risk and the divisional risk officers.

Reflecting the importance the Group places on risk management, risk is one of the five principal criteria that it includes within its balanced scorecard on which individual staff performance is judged. Business executives have specified risk management objectives, and incentive schemes take account of performance against these.

Risk management oversight

The chief risk director, a member of the group executive committee and reporting directly to the group chief executive, oversees and promotes the development and implementation of a consistent group wide risk management framework. The chief risk director, supported by group risk, provides objective challenge to the Group’s senior management.

Divisional risk officers provide oversight of risk management activity within each of the Group’s divisions. Reporting directly to the group executive directors responsible for the divisions and the chief risk director, their day-to-day contact with business management, business operations and risk initiatives seeks to provide an effective risk oversight mechanism.

The director of group audit provides the required independent assurance to the audit committee and the board that risks within the Group are recognised, monitored and managed within acceptable parameters. Group audit is fully independent of group risk, seeking to ensure objective challenge to the effectiveness of the risk governance framework.

Business risk management

Line management are directly accountable for the management of risks arising from the Group’s business. A key objective is to ensure that business decisions strike an appropriate balance between risk and reward, consistent with the Group’s risk appetite. The senior executive team and board receive regular briefings and guidance from the chief risk director to ensure awareness of the overarching risk management framework and a clear understanding of their accountabilities for risk and internal control.

All business units, divisions and group functions complete a control self-assessment annually (described on page 95), reviewing the effectiveness of their internal controls and putting in place enhancements where appropriate. Managing directors and group executive directors certify the accuracy of their assessment.

Business risk management forms part of a tiered risk management model, as shown on page 41 with the divisional risk officers providing oversight and challenge, as described above, and the chief risk director and group committees establishing the group wide perspective.

This approach seeks to provide the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also facilitates effective communication on these matters across the Group.

Risk management framework

The Group uses an enterprise-wide risk management framework for the identification, assessment, measurement and management of risk, designed to meet its customers’ needs. It seeks to maximise value for shareholders over time by aligning risk management with the corporate strategy, assessing the impact of emerging risks from legislation, new technologies or the market, and developing risk tolerances and mitigating strategies. The framework strengthens the Group’s ability to identify and assess risks; aggregate group wide risks and define the corporate risk appetite; develop solutions for reducing or transferring risk, where appropriate; and exploit risks to gain competitive advantage, thereby seeking to increase shareholder value. The principal elements of the risk management framework are shown below:

The risk management framework above comprises 10 interdependent activities which map to the components of the internal control-integrated framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

Lloyds TSB Group business strategy and the desired outcomes for its key stakeholders are used to determine the Group’s high level risk principles and risk appetite measures and metrics for the primary risk types. A key focus in 2007 has been to develop earnings volatility measures to complement existing capital measures for risk appetite. Risk appetite is reviewed annually in line with the overall Group’s appetite and the reward potential of the relevant exposures. Risk appetite is defined, cascaded and monitored.

Group, divisions and business units ensure that there is a process for risk identification of the exposure to each risk type.

Operating and financial review and prospects	Audited information

The risk appetite is proposed by the group chief executive and reviewed by various governance bodies including the group executive committee and the risk oversight committee. Responsibility for the approval of risk appetite rests with the board. The approved high level appetite and limits are delegated to individual group executive directors by the group chief executive.

The more detailed articulation of the risk principles and distribution of the risk appetite measures amongst the divisions and businesses are subsequently determined by the group chief executive, through consultation with the group business risk committee.

A key component of the risk management framework is the policy framework and accountabilities. The main policy levels are identified below:

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

Group and divisional risk functions have responsibility for overseeing effective implementation of policy. Group audit provides independent assurance to the board about the effectiveness of the Group’s control framework and adherence to policy. Policies are reviewed at least annually to seek to ensure they remain fit for purpose.

Proportionate control activity strategy is put in place to design mitigating controls, to transfer risk where appropriate and to ensure executives are content with the residual level of risk accepted.

Risk and control assessments are undertaken to assess the effectiveness of current mitigations and whether risks taken are consistent with the Group’s risk appetite (this includes the annual control self assessment exercise).

The impact of risks and issues (including financial, reputational and regulatory capital) are determined through effective risk measurement including modelling and stress testing.

The outcomes of independent reviews (including internal and external audit and regulatory reviews) are integrated into risk management activities and action plans.

Risk reporting is standardised through the use of consistent definitions when reporting, to enable risk aggregation. Divisions monitor their risk levels against their risk appetite seeking to ensure effective mitigating action has been taken where appropriate. Divisional risk reports are reviewed by divisional executive committees to ensure that respective senior management are satisfied with the overall risk profile, risk accountabilities and progress on any necessary mitigating actions. Reporting, including that of performance against relevant limits or policies, is in place at a detailed level appropriate to the exposures concerned and regular information is provided to group risk for review and aggregate reporting. Any significant issues identified in the monitoring process are appropriately reported, and an escalation process is in place to report significant losses to appropriate levels of management. Group risk reports on risk exposures and material issues quarterly to the group asset and liability committee, group business risk committee, group executive committee, risk oversight committee and the board.

At group level a consolidated risk report is produced which is reviewed and debated by the group business risk committee, group executive committee, risk oversight committee and the board to ensure senior management and the board are satisfied with the overall risk profile, risk accountabilities and mitigating actions. During the year the Group’s consolidated risk report was further enhanced to support the ongoing identification, control and effective management of risk.

Operating and financial review and prospects	Audited information

Risk drivers

The Group’s risk language is designed to capture the Group’s principal risks referred to as the ‘primary risk drivers’. A description of each risk, including definition, appetite, control and exposures is included in the detail to this report. These are further broken down into 25 more granular risk types to enable more detailed review and facilitate appropriate reporting and monitoring, as set out below.

Through the Group’s risk management processes these risks are assessed on an ongoing basis to ensure optimisation of risk and reward and that, where required, appropriate mitigation is in place. Both quantitative and qualitative factors are considered in assessing the Group’s current and potential future risks.

Principal risks

At present the most significant risks faced by the Group are:

•

Legal and regulatory risk, reflecting the legal and regulatory environment in which the Group operates and the volume and pace of change from within the UK and the rest of the world. This impacts the Group, both operationally in terms of cost of compliance with uncertainty about legal and regulatory expectations, and strategically through pressure on key earnings streams. The latter could potentially result in changes to business and pricing models, particularly in the UK retail market. The Group’s business planning processes continue to reflect change to the legal and regulatory environment. Major current legal and regulatory reviews and proceedings are described on page 11. In addition, the Group faces risk where legal proceedings are brought against it. Regardless of whether such claims have merit, the outcome of legal proceedings is inherently uncertain and could result in financial loss.

•

Credit risk, reflecting the risk inherent in the Group’s lending businesses. In unsecured retail credit, lending criteria and limits have been tightened further during the year and collections and recoveries processes enhanced. Wholesale credit markets remain volatile and dislocated. This market dislocation is beginning to impact the real economy, where fears of a credit crunch persist. This could result in a significant worsening of the business environment.

•

Market risk arising in Insurance and Investments division and the Group’s pension schemes, reflecting the exposure to a fall in equity markets and the consequent effect upon the value of assets held by either the insurance businesses or in the pension schemes. The value of the pension schemes liabilities is also exposed to changes in real interest rates. Both of these market risks could impact earnings adversely.

•	Insurance risk arising in Insurance and Investments division and the Group’s pension schemes reflecting the exposure to increasing longevity of annuitants and pensioners.

The current dislocation in global capital markets has been the most severe examination of the banking system’s capacity to absorb sudden significant changes in the funding and liquidity environment in recent history and individual institutions have faced varying degrees of stress. Should the Group be unable to continue to source a sustainable funding profile which can absorb these sudden shocks, it could impact its ability to fund its financial obligations or could result in securing them at an excessive cost. Throughout the market dislocation, the Group has maintained a strong liquidity position based on its significant retail and corporate deposit base.

Operating and financial review and prospects	Audited information

Business risk

Definition

Business risk is defined as the risk to economic profit in the Group’s budget and over the medium term plan arising from a sub optimal business strategy, or the sub optimal implementation of the plan as agreed by the board of directors. In assessing business risk consideration is given to internal and external factors.

Risk appetite

Business risk appetite is encapsulated in the Group’s budget and medium-term plan, which are sanctioned by the board on an annual basis. Divisions and business units subsequently align their plans to the Group’s overall business risk appetite.

Exposures

The Group’s portfolio of businesses exposes it to a number of internal and external factors:

•	internal factors: resource capability and availability, customer treatment, service level agreements, products and funding and the risk appetite of other risk categories; and

•	external factors: economic, technological, political, social and ethical, environmental, legal and regulatory, market expectations, reputation and competitive behaviour.

Measurement

An annual business planning process is conducted at group and business unit level which includes a quantitative and qualitative assessment of the risks that could impact the Group’s plans. Within the planning round, the Group conducts both scenario analysis and stress tests to assess risks to future earning streams. Over the last few years, the Group has made significant progress with embedding stress testing and scenario analysis into its risk management practice with the dual objectives of adding value to the business whilst also meeting regulatory requirements. The Group assesses a wide array of scenarios including economic recessions, regulatory action scenarios, pandemics and scenarios specific to the operations of each part of the business.

A common approach is applied across the Group to assess the creation of shareholder value. This is measured by economic profit (the profit attributable to shareholders, less a notional charge for the equity invested in the business). The focus on economic profit allows the Group to compare the returns being made on capital employed in each business on a consistent basis.

Mitigation

As part of the annual business planning process, the Group develops a set of management actions to prevent or mitigate the impact on earnings in the event that business risks materialise. Additionally, business risk monitoring, through regular reports and oversight, results in corrective actions to plans and reductions in exposures where necessary.

Revenue and capital investment decisions require additional formal assessment and approval. Formal risk assessment is conducted as part of the financial approval process. Significant mergers and acquisitions by business units require specific approval by the board. In addition to the standard due diligence conducted during a merger or acquisition, group risk conducts, where appropriate, an independent risk assessment of the target company and its proposed integration into the Group.

Monitoring

The Group’s strategy is reviewed and approved by the board. Regular reports are provided to the group executive committee and the board on the progress of the Group’s key strategies and plans. Group risk conducts oversight to seek to ensure that business plans remain consistent with the Group’s strategy.

Operating and financial review and prospects	Audited information

Credit risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, as a result of the failure of the party with whom the Group has contracted to meet its obligations (both on and off balance sheet).

Risk appetite

Credit risk appetite is expressed both in terms of credit risk economic equity and in terms of the impact of credit risk on earnings volatility.

Credit risk appetite is described and reported through a suite of metrics derived from a combination of accounting and credit portfolio model parameters which in turn use the various credit risk rating systems as inputs. These metrics are supplemented by a variety of policies, sector caps and limits to manage concentration risk at an acceptable level.

Exposures

The principal sources of credit risk within the Group arise from loans and advances to retail customers, financial institutions and corporate clients. The credit risk exposures of the Group are set out in note 47 to the financial statements.

In terms of loans and advances, credit risk arises both from amounts lent and commitments to extend credit to a customer as required. These commitments can take the form of loans and overdrafts, or credit instruments such as guarantees and standby, documentary and commercial letters of credit. With respect to commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is less than the total unused commitments, as most retail commitments to extend credit can be cancelled and the credit-worthiness of customers is monitored continually. In addition, most wholesale commitments to extend credit are contingent upon customers maintaining specific credit standards.

Credit risk can also arise from debt securities, derivatives and foreign exchange activities. Note 16 to the financial statements shows the total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2007. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 47 on page F-63.

Credit risk exposures in the insurance businesses arise primarily from holding investments and from exposure to reinsurers.

Measurement

In measuring the credit risk of loans and advances to customers and to banks at a counterparty level, the Group reflects three components: (i) the ‘probability of default’ by the client or counterparty on its contractual obligations; (ii) current exposures to the counterparty and their likely future development, from which the Group derives the ‘exposure at default’; and (iii) the likely recovery ratio on the defaulted obligations (the ‘loss given default’).

The Group assesses the probability of default of individual counterparties using internal rating models tailored to the various categories of counterparty. For its retail lending, exposure at default and loss given default models are also in use. All rating models, which are authorised by executive management, comply with the Group’s standard methodology. They have been developed internally and use statistical analysis, combined, where appropriate, with external data and/or credit officer judgement. Each rating model is subject to a rigorous validation process, undertaken by independent risk teams, which includes benchmarking to externally available data, where possible.

Each probability of default rating model segments counterparties into a number of rating grades, each representing a defined range of default probabilities. The outputs of different rating approaches are also mapped on to either a retail or a wholesale master scale (Note 47 to the financial statements provides an analysis of the portfolio). Exposures migrate between classifications if the assessment of the obligor probability of default changes, or, in the case of mortgages, if the obligor probability of default changes or the assessment of loan-to-value changes.

The rating systems described above assess probability of default, exposure at default and loss given default, in order to derive an expected loss. In contrast, impairment allowances are recognised for financial reporting purposes only for losses that have been incurred at the balance sheet date based on objective evidence of impairment (see note 19 to the consolidated financial statements on page F-31). Due to the different methodologies applied, the amount of incurred credit losses provided for in the financial statements differs from the amount determined from the expected loss model that is used for internal operational management and banking regulation purposes.

The Group’s debt securities holdings, which are the subject of external agency ratings, are marked to market and independently checked by the middle office function within the products and markets business. Similarly, debt security investments within Scottish Widows are independently marked to market.

The Group also employs a statistically-based credit portfolio model, which models portfolio credit risk based on defaults and calculates the economic equity employed and credit value at risk for each portfolio.

Mitigation

The Group uses a range of approaches to mitigate credit risk.

Internal control

•

Credit principles and policy: Group risk sets out the group credit principles and policy according to which credit risk is managed, which in turn is the basis for divisional and business unit credit policy. Principles and policy are reviewed regularly and any changes are subject to a review and approval process. Business unit policy includes lending guidelines, which define the responsibilities of lending officers and provide a disciplined and focused benchmark for credit decisions. Credit policy also specifies maximum holding period limits for the credit trading portfolios.

•

Counterparty limits: Credit risk in wholesale portfolios is subject to individual credit assessments, which consider the strengths and weaknesses of individual transactions and the balance of risk and reward. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities. Approval requirements for each decision are based on the transaction amount, the customer’s aggregate facilities, credit risk ratings and the nature and term of the risk. The Group’s credit approval criteria for counterparty underwriting is the same as that for assets intended to be held over the period to maturity.

•

Credit scoring: In its principal retail portfolios, the Group uses statistically-based decisioning techniques (primarily credit scoring). Divisional risk departments review scorecard effectiveness and approve changes, with material changes subject to group risk approval.

•	Cross-border and cross-currency exposures: Country limits are authorised and managed by a dedicated unit taking into account economic and political factors.

•

Concentration risk: Credit risk management includes portfolio controls on certain industries, sectors and product lines that reflect risk appetite. Credit policy is aligned to the Group’s risk appetite and restricts exposure to certain high risk and more vulnerable sectors. Note 18 to the accounts provides an analysis of loans and advances to customers by industry (for wholesale) and product (for retail). Exposures are monitored to prevent excessive concentration of risk. These

Operating and financial review and prospects	Audited information

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

•

Stress testing and scenario analysis: The credit portfolio is also subjected to stress-testing and scenario analysis, to simulate outcomes and calculate their associated impact. Events are modelled at a group wide level, at divisional and business unit level and by portfolio, for example, for a specific industry sector.

•

Specialist units: Credit quality is maintained by specialist units providing, for example: intensive management and control; security perfection, maintenance and retention; expertise in documentation for lending and associated products; sector-specific expertise; and legal services applicable to the particular market place and product range offered by the business.

•

Daily settlement limits: Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

Collateral

The principal collateral types for loans and advances are:

•	Mortgages over residential properties;

•	Charges over business assets such as premises, inventory and accounts receivable;

•	Charges over financial instruments such as debt securities and equities;

•	Guarantees received from third parties.

The Group has implemented guidelines on the acceptability of specific classes of collateral. Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of asset-backed securities and similar instruments, which are secured by portfolios of financial instruments. Collateral is generally not held against loans and advances to financial institutions, except where securities are held as part of reverse repurchase or securities borrowing transactions or where a collateral agreement has been entered into under a master netting agreement.

It is Group policy that collateral should always be realistically valued by an appropriately qualified source, independent of the customer, at the time of borrowing. Collateral is reviewed on a regular basis in accordance with business unit credit policy, which will vary according to the type of lending and collateral involved. In order to minimise the credit loss, the Group may seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances.

Master netting agreements

Where it is efficient and likely to be effective (generally with counterparties with which it undertakes a significant volume of transactions), the Group enters into master netting agreements. Although master netting agreements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis, they do reduce the credit risk to the extent that, if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period since it is affected by each transaction subject to the agreement.

Derivatives

Credit risk exposure on individual derivative transactions is managed as part of overall lending limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for credit risk exposures on these instruments, except where the Group requires margin deposits from counterparties.

Other credit risk transfers

The Group also undertakes asset sales, securitisations and credit derivative-based transactions as a means of mitigating or reducing credit risk, taking into account the nature of assets and the prevailing market conditions.

Monitoring

•

Portfolio monitoring and reporting: In conjunction with group risk, businesses and divisions identify and define portfolios of credit and related risk exposures and the key benchmarks, behaviours and characteristics by which those portfolios are managed in terms of credit risk exposure. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. Group risk in turn produces an aggregated review of credit risk throughout the Group, including reports on significant credit exposures, which are presented to the group business risk committee.

•

Risk assurance and oversight: Divisional and group level oversight teams monitor credit performance trends, review and challenge exceptions to planned outcomes and test the adequacy of credit risk infrastructure and governance processes throughout the Group. This includes tracking portfolio performance against an agreed set of key risk indicators. Risk assurance teams are engaged where appropriate to conduct further credit reviews if a need for closer scrutiny is identified.

•	Term to maturity: The Group monitors the term to maturity of credit commitments because longer-term commitments generally have a greater degree of credit risk than shorter-term commitments.

Operating and financial review and prospects

Loan portfolio

The tables below have been prepared in accordance with IFRS (for 2004 and later years) and with UK Generally Accepted Accounting Principles (for 2003) and, as a result, the information included in the tables for 2004 and later years is not directly comparable with that for 2003.

As the activities of the Group are predominantly carried out in the UK, no geographical analysis is presented.

Analysis of loans and advances to banks and customers

The following tables analyse loans to banks and customers by type of loan at 31 December for each of the five years listed.

IFRS	2007 £m	2006 £m	2005 £m	2004 £m

Loans and advances to banks	34,845	40,639	31,656	31,849
Loans and advances to customers:
– Mortgages	102,739	95,601	88,895	80,342
– Other personal lending	22,988	23,025	23,280	23,190
– Agriculture, forestry and fishing	3,226	2,905	2,451	2,107
– Energy and water supply	2,102	2,024	1,592	953
– Manufacturing	8,385	7,513	7,923	4,491
– Construction	2,871	2,332	2,222	1,990
– Transport, distribution and hotels	11,573	10,490	9,465	8,710
– Postal and telecommunications	946	831	546	346
– Financial, business and other services	29,707	22,999	21,261	17,739
– Property companies	17,576	12,896	8,713	6,078
– Lease financing	4,686	4,802	5,815	6,227
– Hire purchase	5,423	5,060	4,853	4,828

Total loans	247,067	231,117	208,672	188,850
Allowance for impairment losses	(2,408)	(2,194)	(2,073)	(1,663)

Interest held in suspense				(21)

Total loans and advances net of allowance for impairment losses	244,659	228,923	206,599	187,166

UK GAAP				2003 £m

Loans and advances to banks				15,565
Loans and advances to customers:
– Mortgages				71,081
– Other personal lending				20,543
– Agriculture, forestry and fishing				2,065
– Energy and water supply				1,136
– Manufacturing				4,697
– Construction				1,640
– Transport, distribution and hotels				6,869
– Postal and telecommunications				357
– Financial, business and other services				12,501
– Property companies				4,896
– Lease financing				6,470
– Hire purchase				4,701

Total loans				152,521
Provisions for loan losses				(1,695)
Interest held in suspense				(28)

Total loans and advances net of provisions and interest held in suspense				150,798

Operating and financial review and prospects

Summary of loan loss experience

The following tables analyse the movements in the allowance for impairment losses for each of the five years listed.

IFRS	2007 £m	2006 £m	2005 £m	2004 £m

Balance at beginning of year – before transition to IAS 39			1,663	1,695

Adjustment to reflect transition to IAS 39 on 1 January 2005			256

Balance at beginning of year after transition to IAS 39	2,194	2,073	1,919

Exchange and other adjustments	2	(13)	1	(11)
Reclassifications	—	—	43	—
Acquisition and disposal of businesses and portfolios	—	(27)	(27)	(33)
Advances written off:
Loans and advances to customers:
– Mortgages	(25)	(9)	(6)	(2)
– Other personal lending	(1,256)	(1,195)	(904)	(760)
– Agriculture, forestry and fishing	(1)	(1)	(1)	(11)
– Energy and water supply	(11)	(17)	(20)	(18)
– Manufacturing	(13)	(24)	(27)	(57)
– Construction	(4)	(7)	(8)	(3)
– Transport, distribution and hotels	(24)	(50)	(37)	(34)
– Financial, business and other services	(95)	(142)	(151)	(61)
– Property companies	—	(4)	—	(15)
– Lease financing	(26)	(1)	(5)	(3)
– Hire purchase	(87)	(39)	(77)	(49)
Loans and advances to banks	—	—	—	(15)

Total advances written off	(1,542)	(1,489)	(1,236)	(1,028)

Recoveries of advances written off:
Loans and advances to customers:
– Mortgages	2	2	2	2
– Other personal lending	121	158	125	119
– Agriculture, forestry and fishing	—	—	—	3
– Energy and water supply	—	1	2	—
– Manufacturing	1	3	4	8
– Construction	—	1	1	7
– Transport, distribution and hotels	1	4	5	14
– Financial, business and other services	3	12	14	15
– Hire purchase	9	9	5	6

Total recoveries of advances written off	137	190	158	174

Total net advances written off	(1,405)	(1,299)	(1,078)	(854)

Operating and financial review and prospects

IFRS	2007 £m	2006 £m	2005 £m	2004 £m

Effect of unwinding of discount recognised
through interest income	(104)	(100)	(87)
Allowances for impairment losses charged
against income for the year:
Loans and advances to customers:
– Mortgages	18	12	18	4
– Other personal lending	1,313	1,349	1,192	805
– Agriculture, forestry and fishing	4	1	—	(2)
– Energy and water supply	18	4	2	40
– Manufacturing	19	12	(1)	4
– Construction	8	5	(3)	4
– Transport, distribution and hotels	39	29	20	43
– Financial, business and other services	151	53	7	(24)
– Property companies	1	—	—	15
– Lease financing	35	4	(3)	7
– Hire purchase	116	91	70	57
– General provisions				(87)
Loans and advances to banks	(1)	—	—	—

Total allowances for impairment losses charged against income for the year	1,721	1,560	1,302	866

Total balance at end of year	2,408	2,194	2,073	1,663

Ratio of net write-offs during the year to average loans outstanding during the year	0.7%	0.7%	0.6%	0.6%

Operating and financial review and prospects

UK GAAP	2003
£m

Balance at beginning of year	1,767

Exchange and other adjustments	(1)
Acquisition and disposal of businesses	(54)
Advances written off:
Loans and advances to customers:
– Mortgages	(1)
– Other personal lending	(778)
– Agriculture, forestry and fishing	(11)
– Energy and water supply	(10)
– Manufacturing	(30)
– Construction	(11)
– Transport, distribution and hotels	(51)
– Postal and telecommunications	(44)
– Financial, business and other services	(125)
– Property companies	(36)
– Lease financing	(4)
– Hire purchase	(44)
Loans and advances to banks	—

Total advances written off	(1,145)

Recoveries of advances written off:
Loans and advances to customers:
– Mortgages	2
– Other personal lending	138
– Agriculture, forestry and fishing	2
– Manufacturing	6
– Construction	2
– Transport, distribution and hotels	7
– Financial, business and other services	8
– Property companies	6
– Lease financing	1
– Hire purchase	6

Total recoveries of advances written off	178

Total net advances written off	(967)

Operating and financial review and prospects

UK GAAP	2003
£m

Provision for loan losses charged against income for the year:
Loans and advances to customers:
– Mortgages	(18)
– Other personal lending	741
– Agriculture, forestry and fishing	6
– Energy and water supply	(2)
– Manufacturing	14
– Construction	9
– Transport, distribution and hotels	26
– Postal and telecommunications	—
– Financial, business and other services	90
– Property companies	22
– Lease financing	2
– Hire purchase	40
– General provisions	4
Loans and advances to banks	16

Total provision for loan losses charged against income for the year	950

Balance at end of year	1,695

Ratio of net write-offs during the year to average loans outstanding during the year	0.7%

Operating and financial review and prospects

The following tables analyse the coverage of the allowance for loan losses by category of loans.

IFRS	2007 Allowance £m	2007 Percentage of loans in each category to total loans %	2006 Allowance £m	2006 Percentage of loans in each category to total loans %	2005 Allowance £m	2005 Percentage of loans in each category to total loans %	2004 Allowance £m	2004 Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	—	14.1	1	17.6	1	15.2	1	16.9
Loans and advances to customers:
Mortgages	37	41.5	42	41.3	36	42.5	11	42.4
Other personal lending	1,795	9.3	1,720	9.9	1,533	11.2	795	12.3
Agriculture, forestry and fishing	5	1.3	2	1.3	2	1.2	4	1.1
Energy and water supply	22	0.9	14	0.9	32	0.8	63	0.5
Manufacturing	29	3.4	25	3.3	33	3.8	95	2.4
Construction	10	1.2	6	1.0	8	1.1	17	1.1
Transport, distribution and hotels	58	4.7	45	4.5	64	4.5	90	4.6
Postal and telecommunications	—	0.4	—	0.4	—	0.3	—	0.2
Financial, business and other services	232	12.0	166	9.9	250	10.1	206	9.4
Property companies	4	7.1	5	5.6	11	4.2	—	3.2
Lease financing	16	1.9	7	2.1	4	2.8	10	3.3
Hire purchase	200	2.2	161	2.2	99	2.3	91	2.6

Total before general provision	2,408	100.0	2,194	100.0	2,073	100.0	1,383	100.0
General provision							280	—

Total balance at year end	2,408	100.0	2,194	100.0	2,073	100.0	1,663	100.0

UK GAAP					2003 Allowance £m			2003 Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks					18			10.2
Loans and advances to customers:
Mortgages					10			46.6
Other personal lending					639			13.5
Agriculture, forestry and fishing					13			1.4
Energy and water supply					39			0.7
Manufacturing					144			3.1
Construction					11			1.1
Transport, distribution and hotels					74			4.5
Postal and telecommunications					—			0.2
Financial, business and other services					282			8.2
Property companies					—			3.2
Lease financing					6			4.2
Hire purchase					77			3.1

Total before general provision					1,313			100.0
General provision					382			—

Total balance at year end					1,695			100.0

Operating and financial review and prospects

Risk elements in the loan portfolio

The Group’s credit risk elements analysed by categories reflecting US lending and accounting practices, which differ from those employed in the UK, are detailed below:

Non-performing lending

In the US, it is the normal practice to stop accruing interest when payments are 90 days or more past due or when recovery of both principal and interest is doubtful. When the loans are transferred to non-accrual status, accrued interest is reversed from income and no further interest is recognised until it becomes probable that the principal will be repaid in full. Loans on which interest has been accrued but suspended would be included in risk elements as loans accounted for on a non-accrual basis.

In the US non-performing loans and advances are typically written off more quickly than in the UK. Consequently a UK bank may appear to have a higher level of non-performing loans and advances than a comparable US bank although the reported income is likely to be similar in both the US and the UK.

2003 and 2004

In accordance with UK GAAP and IFRS extant in 2004, Lloyds TSB Group continued to accrue interest, where appropriate, on doubtful debts when there was a realistic prospect of recovery. This interest was charged to the customer’s account but it was not credited to income; it was placed on a suspense account and only taken to income if there ceased to be significant doubt about its being paid.

Loans were transferred to non-accrual status where the operation of the customer’s account had ceased. This lending was managed by specialist recovery departments and written down to its estimated realisable value. Interest was not added to the lending or placed on a suspense account as its recovery was considered unlikely; it was only taken to income if it was received.

UK GAAP	2003 £m

Loans accounted for on a non-accrual basis	585
Accruing loans on which interest is being placed in suspense	633
Accruing loans on which interest is still being accrued and taken to profit, and against which specific provisions have been made	1,222
Accruing loans on which interest is still being accrued and taken to profit, the lending is contractually past due 90 days or more as to principal or interest, but against which no provisions have been made	875
Troubled debt restructurings	1

Total non-performing lending	3,316

IFRS	2004 £m

Loans accounted for on a non-accrual basis	673
Accruing loans on which interest is being placed in suspense	567
Accruing loans on which interest is still being accrued and taken to profit, and against which specific provisions have been made*	1,365
Loans contractually past due 90 days or more as to principal or interest, but against which no provisions have been made	1,040

Total non-performing lending	3,645

*

Included within accruing loans on which interest is still being accrued and taken to profit, and against which specific provisions have been made, in 2004 was £1m in respect of troubled debt restructurings.

2005, 2006 and 2007

In 2005, the Group adopted IAS 39, which requires that interest is accrued and recognised on all outstanding loans. The interest recognised is based on the net carrying value of the loan and is, therefore, less than that that would be recognised on a similar performing loan. Accordingly, it is no longer possible to classify non-performing lending as being accounted for on a non-accruals basis. A provision is established if there is objective evidence that impairment has occurred and the carrying value of the loan exceeds the present value of its estimated future cash flows discounted at the loan’s original effective interest rate.

As a result of the changes, Lloyds TSB Group analysed its 2005 non-performing lending between impaired loans with a provision and impaired loans contractually past due 90 days or more without a provision.

IFRS	2005 £m

Impaired lending against which provisions are held	4,122
Loans contractually past due 90 days or more as to principal or interest, but against which no provisions have been made	1,210

Total non-performing lending*	5,332

*	There were no troubled debt restructurings in 2005.

In 2007, the Group adopted IFRS 7, which requires more detailed qualitative and quantitative disclosures about its loan portfolios (see page F-8 for further information). Accordingly, for 2006 and 2007, the Group has disclosed separately those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, (iii) impaired, not requiring a provision and (iv) impaired with a provision (page F-64). The loans that are past due but not impaired are further analysed (see page F-65) according to the number of days that have elapsed since the last payment was received from the borrower.

Operating and financial review and prospects

Potential problem loans

Potential problem loans are loans where known information about possible credit problems causes management to have concern as to the borrower’s ability to comply with the present loan repayment terms.

2003, 2004 and 2005

There were no similar disclosure requirements in the UK for the years ended 31 December 2003, 2004 and 2005.

The following tables disclose for 2003, 2004 and 2005 lendings which were current as to payment of interest and principal but where concerns existed about the ability of the borrowers to comply with loan repayment terms in the near future:

IFRS	2005 £m	2004 £m

Potential problem lending	1,800	1,450

UK GAAP		2003 £m

Potential problem lending		1,696

The figures shown for potential problem lending are not indicative of the losses that might arise should the credit quality of this lending deteriorate since they do not take into account security held.

2006 and 2007

IFRS 7 requires, for 2006 and 2007, the disclosure of information about the credit quality of loans and advances that are neither past due nor impaired. The Group’s disclosures (on page F-64) analyse these loans between those that the Group believes are of good quality, satisfactory quality, lower quality and those that are below standard but not impaired.

Interest foregone on non-performing lending

The table below summarises the interest foregone on impaired lending.

2007 £m

Interest income that would have been recognised under original contract terms	615
Interest income included in profit	(395)

Interest foregone	220

Troubled debt restructurings

In the US, loans whose terms have been modified due to problems with the borrower are required to be separately disclosed. If the new terms were in line with market conditions at the time of the restructuring and the restructured loan remains current as to repayment of principal and interest then the disclosure can be discontinued at the end of the first year.

The Group’s troubled debt restructurings in 2003, 2004 and 2005 are disclosed above. As noted above, the Group adopted IFRS 7 in 2007; IFRS 7 requires the disclosure of loans that were renegotiated and that would otherwise have been past due or impaired. The Group’s renegotiated loans are disclosed on page F-65.

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

IFRS	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m

As at 31 December 2007:
Netherlands	1.8	6,245	1	3,806	2,438
United States of America	1.3	4,520	38	1,098	3,384

As at 31 December 2006:
Belgium	1.5	5,081	3	4,607	471
France	1.3	4,389	40	3,224	1,125
United States of America	1.2	4,255	218	1,478	2,559
Netherlands	1.2	4,018	6	1,595	2,417
Germany	1.1	3,655	12	3,274	369

As at 31 December 2005:
Germany	2.6	8,142	217	7,562	363
Netherlands	1.4	4,335	—	2,704	1,631
Belgium	1.3	4,133	12	4,006	115
United States of America	1.3	3,974	312	899	2,763

As at 31 December 2007, Netherlands had commitments of £960 million and United States of America had commitments of £548 million.

As at 31 December 2007, the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £8,505 million in total, were Germany, Republic of Ireland and Belgium.

As at 31 December 2006, there was no country with cross border outstandings of between 0.75 per cent and 1 per cent of assets.

As at 31 December 2005, the country with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £2,448 million in total, was France.

Operating and financial review and prospects	Audited information

Market risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, arising from unexpected changes in financial prices, including interest rates, exchange rates and prices for bonds, commodities, equities, property and other instruments. It arises in all areas of the Group’s activities and is managed by a variety of different techniques.

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

Exposures

The Group’s banking activities expose it to the risk of adverse movements in interest rates, credit spreads, exchange rates and equity prices, with little or no exposure to commodity risk.

Most of the Group’s trading activity is undertaken to meet the requirements of wholesale and retail customers for foreign exchange and interest rate products. However, some interest rate and exchange rate positions are taken using derivatives and other on-balance sheet instruments with the objective of earning a profit from favourable movements in market rates.

Market risk in the Group’s retail portfolios and in the Group’s capital and funding activities arises from the different repricing characteristics of the Group’s non-trading assets and liabilities. Interest rate risk arises from the mismatch between interest rate insensitive liabilities and interest rate sensitive assets.

Foreign currency risk also arises from the Group’s investment in its overseas operations.

The Group’s insurance activities also expose it to market risk, encompassing interest rate, exchange rate, property and equity risk:

•	The management of with-profits funds leads to assets and liabilities that are mismatched with the aim of generating a higher rate of return on assets to meet policyholders’ expectations.

•	Unit-linked liabilities are matched with the same assets that are used to define the liability but future fee income is dependent upon the performance of those assets.

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

The Group’s defined benefit pension schemes are exposed to significant risks from the constituent parts of their assets and from the present value of their liabilities, primarily equity and real interest rate risk. For further information on pension scheme assets and liabilities please refer to page F-43.

Measurement

The primary market risk measure used within the Group is the Value at Risk (VaR) methodology, which incorporates the volatility of relevant market prices and the correlation of their movements. This is used for determining the Group’s overall market risk appetite and for the high level allocation of risk appetite across the Group. Although an important measure of risk, VaR has limitations as a result of its use of historical data, assumed distribution, holding periods and frequency of calculation. The use of confidence levels does not convey any information about potential loss when the confidence level is exceeded. VaR can also be less well suited to non-linear positions, for example options. The Group recognises these limitations and supplements its use with a variety of other techniques. These reflect the nature of the business activity, and include interest rate repricing gaps, open exchange positions and sensitivity analysis. Stress testing and scenario analysis are also used in certain portfolios and at group level, to simulate extreme conditions to supplement these core measures.

Banking – trading and other financial assets at fair value through profit or loss

Based on the commonly used 95 per cent confidence level, assuming positions are held overnight and using observation periods of the preceding 300 business days, the VaR for the years ended 31 December 2007 and 2006 based on the Group’s global trading positions was as detailed in the table below (the table also aggregates potential loss measures from options portfolios). VaR is calculated daily for trading and other fair valued portfolios in the products and markets business.

The risk of loss measured by the VaR model is the potential loss in earnings. The total and average trading VaR does not assume any diversification benefit across the four risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported as a whole.

	31 December 2007				31 December 2006

	Close £m	Average £m	Maximum £m	Minimum £m	Close £m	Average £m	Maximum £m	Minimum £m

Interest rate risk	1.63	2.20	4.66	1.27	3.67	2.47	4.71	0.61
Foreign exchange risk	0.08	0.23	0.53	0.04	0.26	0.31	0.72	0.04
Equity risk	0.00	0.29	3.02	0.00	0.00	0.00	0.00	0.00
Credit spread risk	4.21	3.60	8.30	2.06	2.31	1.52	2.46	0.00
Total VaR	5.92	6.32	11.00	4.28	6.24	4.30	6.30	0.89

Operating and financial review and prospects	Audited information

Banking – non-trading

The estimated impact of an immediate 200 basis point increase in interest rates on economic value for the years ended 31 December 2007 and 2006 is shown below. Economic value is defined as the present value of the non-trading portfolios concerned. Impacts have only been shown in one direction but can be assumed to be reasonably symmetrical. No currency breakdown has been provided due to the relatively low overall sensitivity. These calculations are made monthly using assumptions regarding the maturity of interest rate insensitive assets and liabilities. The portfolio is updated monthly to reflect any changes in the relationship between customer behaviour and the level of interest rates. This non-trading disclosure is now value based rather than income based (as in 2006) in line with market risk reporting used internally.

Internal reporting shows this sensitivity as a percentage of the Group’s regulatory capital base, and as at December 2007 the relevant percentage was 0.4 per cent (2006 2.9 per cent). The sensitivity has fallen as a result of changes to balance sheet management strategy. This is a risk based disclosure and the amounts below would be amortised in the income statement over the duration of the portfolio.

	31 December 2007 £m	31 December 2006 £m

Reduction in value	67	476

Insurance portfolios

The Group’s market risk exposure in respect of insurance activities described above is measured using European Embedded Value (EEV) as a proxy for economic value. The pre-tax sensitivity of EEV to standardised market stresses is shown below for the years ended 31 December 2007 and 2006. Foreign exchange risk arises predominantly from overseas equity holdings. Impacts have only been shown in one direction but can be assumed to be reasonably symmetrical. Opening and closing numbers only have been provided as this data is not volatile or tracked on a daily basis. This disclosure has been amended to reflect internal reporting for market risk in the insurance portfolio, in accordance with IFRS7.

	31 December 2007 £m	31 December 2006 £m

Equity risk (impact of 10% fall pre-tax)	(248)	(277)

Interest rate risk (impact of 25bp reduction pre-tax)	58	85

Mitigation

Various mitigation activities are undertaken across the Group to manage portfolios and ensure they remain within approved limits.

Banking – non-trading activities

Interest rate risk arising from the different repricing characteristics of the Group’s non-trading assets and liabilities, and from the mismatch between interest rate insensitive liabilities and interest rate sensitive assets, is managed centrally. Matching assets and liabilities are offset against each other and internal interest rate swaps are also used.

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled.

Insurance activities

Investment holdings are diversified across markets and, within markets, across sectors. Holdings are diversified to minimise specific risk and the relative size of large individual exposures is monitored closely. For assets held outside unit-linked funds, investments are only permitted in countries and markets which are sufficiently regulated and liquid.

Monitoring

The group asset and liability committee regularly reviews high level market risk exposure including, but not limited to, the data described above. It also makes recommendations to the group chief executive concerning overall market risk appetite and market risk policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits are monitored locally by independent risk functions and at a high level by group risk. Where appropriate, escalation procedures are in place.

Banking activities

Trading is restricted to a number of specialist centres, the most important centre being the products and markets business in London. These centres also manage market risk in the wholesale non-trading portfolios, both in the UK and internationally. The level of exposure is strictly controlled and monitored within approved limits. Active management of the wholesale portfolios is necessary to meet customer requirements and changing market circumstances.

Market risk in the Group’s retail portfolios and in the Group’s capital and funding activities is managed within limits defined in the detailed group policy for interest rate risk in the banking book, which is reviewed and approved annually.

Insurance activities

Market risk exposures from the insurance businesses are controlled via approved investment policies and limits set with reference to the Group’s overall risk appetite and regularly reviewed by the group asset and liability committee:

•	With-profits funds are managed in accordance with the relevant fund’s principles and practices of financial management.

•

The investment strategy for other insurance liabilities is determined by the term and nature of the underlying liabilities and asset/liability matching positions are actively monitored. Actuarial tools are used to project and match the cash flows.

•

Investment strategy for surplus assets held in excess of liabilities takes account of the regulatory and internal business requirements for capital to be held to support the business now and in the future.

The Group also agrees strategies for the overall mix of pension assets with the pension scheme trustees.

Operating and financial review and prospects	Audited information

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

Measurement

Insurance risks are measured using a variety of techniques including stress and scenario testing; and, where appropriate, stochastic modelling.

Current and potential future insurance risk exposures are assessed and aggregated using risk measures based on 1-in-20 year stresses and other supporting measures where appropriate.

Mitigation

A key element of the control framework is the consideration of insurance risk by a suitable combination of high level committees/boards. For the life assurance businesses the key control body is the board of Scottish Widows Group Limited with the more significant risks also being subject to approval by the group executive committee and/or the Lloyds TSB Group board. For the general insurance businesses the key control body is the Lloyds TSB Insurance executive committee with the more significant risks again being subject to group executive committee and/or Lloyds TSB Group board approval. All group pension schemes issues are covered by the group asset and liability committee and the group business risk committee.

The overall insurance risk is mitigated through pooling and through diversification across large numbers of uncorrelated individuals, geographical areas, and different types of risk exposure.

Insurance risk is primarily controlled via the following processes:

•	Underwriting (the process to ensure that new insurance proposals are properly assessed)

•	Pricing-to-risk (new insurance proposals would usually be priced in accordance with the underwriting assessment)

•	Claims management

•	Product management

•	The use of reinsurance or other risk mitigation techniques.

In addition, limits are used as a control mechanism for insurance risk at policy level.

Some insurance risks are retained while others are reinsured with external underwriters. The retained risk level is carefully controlled and monitored, with close attention being paid to underwriting, claims management, product design, policy wordings, adequacy of reserves, solvency management and regulatory requirements.

General insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements which are broadly spread over different reinsurers. Detailed modelling, including that of the probable maximum loss under various catastrophe scenarios, supports the choice of reinsurance arrangements. Appropriate reinsurance arrangements also apply within the life and pensions businesses with significant mortality risk and morbidity risk being transferred to the Group’s chosen reinsurers.

Options and guarantees are incorporated in new insurance products only after careful consideration of the risk management issues that they present.

In respect of insurance risks in the staff pension schemes, the Group ensures that effective communication mechanisms are in place for consultation with the trustees and that risk management is in line with the Group’s risk appetite.

Monitoring

Ongoing monitoring is in place to track the progression of insurance risks. This normally involves monitoring relevant experiences against expectations (for example claims experience, option take up rates, persistency experience, expenses, non-disclosure at the point of sale), as well as evaluating the effectiveness of controls put in place to manage insurance risk.

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

Operational risk

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, from inadequate or failed internal processes and systems, or from people related or external events. There are a number of categories of operational risk:

Legal and regulatory risk

The risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with the laws, regulations or codes applicable.

Customer treatment risk

The risk of reductions in earnings and/or value, through financial or reputational loss, from inappropriate or poor customer treatment.

Product and service risk

The risk of loss, both financial and reputational, from the inherent design, management or distribution of products, or from the failure to meet or exceed customer expectations, competitor offerings or regulatory requirements.

Process and resource risk

The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from inadequate or failed internal processes and systems, people-related events, damage to resources (excluding human resources), and deficiencies in the performance of external suppliers/service providers.

Theft, fraud and other criminal acts risk

The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from frauds carried out against the Group, and/or theft of the Group’s assets, and other criminal acts.

People risk

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

Change risk

The risk of reductions in earnings and/or value, through financial or reputational loss, from change initiatives failing to deliver to requirements, budget or timescale or failing to implement change effectively or realise the desired benefits.

Governance

The risk of reductions in earnings and/or value, through financial or reputational loss, from poor corporate governance at group, divisional and business unit level. Corporate governance in this context embraces the structures, systems and processes that provide direction, control and accountability for the enterprise.

Risk appetite

Operational risk appetite is defined as the quantum and composition of operational risk identified in the Group and the direction in which the Group wishes to manage it.

The Group has developed an impact on earnings approach to operational risk appetite. This involves looking at how much the Group could lose due to operational risk losses at various levels of certainty. In setting operational risk appetite, the Group looks at both impact on solvency and the Group’s reputation, including customer service requirements.

For legal and regulatory risk the Group has minimal risk appetite and seeks to operate to high ethical standards. The Group encourages and maintains an appropriately balanced legal and regulatory compliance culture and promotes policies and procedures to enable businesses and their staff to operate in accordance with the laws, regulations and voluntary codes which impact on the Group and its activities.

Exposures

The main sources of operational risk within the Group relate to uncertainties created by the changing business, in particular the legal and regulatory environment in which financial firms operate both in the UK and overseas. As a result the most significant operational risk exposures are legal and regulatory.

Legal and regulatory exposure is driven by the significant volume of current legislation and regulation with which the Group has to comply, along with new legislation and regulation which needs to be reviewed, assessed and embedded into day to day operational and business practices across the Group as a whole. Further uncertainties arise where regulations are principles based without supporting minimum standards either for the benefit of the consumer or firms. This gives rise to both the risk of retrospection from any one regulator combined with the risk of differing interpretation by individual regulators.

For legal and regulatory risks there are significant reputational risks associated with potential censure which drive the Group’s stance on appetites referred to above. There are clear accountabilities and processes in place for reviewing new and changing requirements. Each business has a nominated individual with ‘compliance oversight’ responsibility under FSA rules. The role of such individuals is to advise and assist management to ensure that each business has a control structure which creates awareness of the rules and regulations, to which the Group is subject, and to monitor and report on adherence to these rules and regulations.

Operating and financial review and prospects	Audited information

Measurement

Throughout 2007 there has been ongoing development of operational risk appetites and metrics to ensure both current and potential future operational risk exposures are understood in terms of both risk and reward potential.

The Group has a comprehensive and consistent operational risk management framework for the timely identification, measurement, monitoring and control of operational risk.

Integral to this operational risk management framework is a hybrid approach to calculating capital to support unexpected losses. The capital model calculations are driven by internal data which captures past losses, and forward looking scenarios which value potential future risk events. External industry wide data is collected to help with validating scenarios.

The capital model outputs are used to determine the internal capital charge for the Group which is then allocated to the businesses within the Group. Following review and approval of the operational risk management framework and capital model the FSA has granted the banking businesses within the Group an Advanced Measurement Approach (AMA) Waiver which recognises the embedding of the operational risk framework across the Group. The waiver allows the Group to calculate its own regulatory capital charge for operational risk from its capital model with effect from 1 January 2008.

The intention is to extend the same methodology to the insurance businesses within the Group where regulatory capital is currently determined under the ICA requirements.

Mitigation

The Group’s operational risk management framework consists of five key components:

•	Identification of the key operational risks facing a business area.

•	Evaluation of the effectiveness of the control framework covering each of the key risks to which the business area is exposed.

•	Evaluation of the non-financial exposures (e.g. reputational risk) for each of the risks to which the business area is exposed.

•	For each of the material risks identified, an estimate of the exposure to financial losses that could result within the coming financial year, together with a ‘worst case’ stressed estimate.

•	For each of the material risks identified an estimate of exposure to high impact, low frequency events through a scenario.

The Group purchases insurance to mitigate certain operational risk events.

Monitoring

Business unit risk exposure is aggregated at divisional level and reported to Group risk where a group-wide report is prepared. The report is discussed at the monthly group compliance and operational risk committee, with an extended report being reviewed once a quarter. This committee can escalate matters to the chief risk director, or higher committees if appropriate.

The insurance programme is monitored and reviewed regularly, with recommendations being made to the Group’s senior management annually prior to each renewal. Insurers are monitored on an ongoing basis, to ensure counterparty risk is minimised. A process is in place to manage any insurer rating changes or insolvencies.

The Group has adopted a formal approach to operational risk event escalation. This involves the identification of an event, an assessment of the materiality of the event in accordance with a risk event impact matrix and appropriate escalation.

Operating and financial review and prospects	Audited information

Financial soundness

Definition

The risk of financial failure, reputational loss, loss of earnings and/or value arising from a lack of liquidity, funding or capital, and/or the inappropriate recording, reporting and disclosure of financial, taxation and regulatory information.

Liquidity and funding

Liquidity risk is defined as the risk that the Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost. Funding risk is further defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient.

Capital

Capital risk is defined as the risk that the group has insufficient capital to provide a stable resource to absorb any losses or that the capital structure is inefficient.

Financial and prudential regulatory reporting, disclosure and tax

The risk of reputational damage, loss of investor confidence and/or financial loss arising from, the adoption of inappropriate accounting policies, ineffective controls over financial, prudential regulatory and tax reporting and the failure to disclose information on a timely basis about the legal constitution of the Group.

Risk appetite

Financial soundness risk appetite is set and reported through various metrics that enable the Group to manage liquidity and capital constraints and shareholder expectations. It also includes the avoidance of the need for restatement of published financial and prudential regulatory reporting, disclosure and tax.

Exposure

Liquidity and funding

Liquidity exposure represents the amount of potential outflows in any future period less committed inflows in that period such that the Group is unable to meet its financial obligations as they fall due, or can only secure them at excessive cost. Liquidity is considered from both an internal and regulatory perspective.

Capital

Capital exposure arises should the Group have insufficient regulatory capital resources to support its strategic objectives and plans, and meet external stakeholder requirements and expectations.

The Group’s capital management policy is focused on optimising value for shareholders. There is a clear focus on delivering organic growth and expected capital retentions are sufficient to support planned levels of growth. However, management also wishes to maintain the flexibility to make value enhancing ‘in market’ acquisitions and therefore, at this stage, there are no plans to return capital to shareholders other than by way of dividend payments. Management will keep all options for the utilisation of capital under review.

Financial and prudential regulatory reporting, disclosure and tax

Exposure represents the sufficiency of the Group’s policies and procedures to maintain adequate books and records to support statutory, regulatory and tax reporting, to present and detect financial reporting fraud and to manage the Group’s tax exposure.

Measurement

Liquidity and funding

A series of measures are used across the Group to monitor both short and long term liquidity including ratios, cash outflow triggers and stress test survival period triggers.

An analysis of financial instrument liabilities of the Group, excluding those arising from insurance contracts, on an undiscounted future cash flow basis according to contractual maturity into relevant maturity groupings based on the remaining period at the balance sheet date is shown in note 47 to the accounts. An analysis of insurance contracts on a behavioural basis is also shown in note 47 to the accounts.

Capital

For the banking businesses the international standard for measuring capital adequacy is the risk asset ratio, which relates regulatory capital to balance sheet assets and off-balance sheet exposures weighted according to broad categories of risk as defined by the Basel I framework.

The Group’s regulatory capital is divided into tiers defined by the European Community Banking Consolidation Directive as implemented in the UK by the FSA’s General Prudential Sourcebook. Tier 1 comprises mainly shareholders’ equity, tier 1 capital instruments and minority interests, after deducting goodwill and other intangible assets. Tier 2 comprises collective impairment provisions, and qualifying subordinated loan capital, with restrictions on the amount of collective impairment provisions and loan capital which may be included. The amount of qualifying tier 2 capital cannot exceed that of tier 1 capital. Total capital is reduced by deducting investments in subsidiaries and associates which are not consolidated for regulatory purposes and investments in the capital of other credit/financial institutions. In the case of Lloyds TSB Group, this means that the net assets of its life assurance and general insurance businesses are deducted from its regulatory capital.

Risk-weighted assets are determined according to a broad categorisation of the nature of each asset or exposure and counterparty and, for the FSA defined trading book, by taking into account market-related risks.

Operating and financial review and prospects	Audited information

	31 December 2007 £m	31 December 2006 £m

Capital:
Core tier 1
Share capital and reserves	12,141	11,155
Regulatory post-retirement benefit adjustments	704	1,041
Other items	—	39
Perpetual non-cumulative preference shares
Preference share capital and preferred securities	1,589	1,610
Innovative tier 1
Innovative tier 1 capital instruments*	1,474	1,372
Adjustments to tier 1
Available-for-sale revaluation reserve and cash flow hedging reserve	402	(12)
Goodwill	(2,358)	(2,377)

Total tier 1 capital	13,952	12,828
Tier 2
Undated loan capital	4,457	4,390
Dated loan capital	3,441	3,624
Collectively assessed provisions	2,150	1,951
Available-for-sale revaluation reserve in respect of equities	12	—
Total tier 2 capital	10,060	9,965

	24,012	22,793
Supervisory deductions
Life and pensions businesses	(4,373)	(5,368)
Other deductions	(762)	(790)
Total supervisory deductions	(5,135)	(6,158)

Total capital	18,877	16,635

	31 December 2007 £m	31 December 2006 £m

Risk-weighted assets (unaudited)
UK Retail Banking	61,713	59,101
Insurance and Investments	3,280	3,067
Wholesale and International Banking	105,145	91,843
Central group items	1,833	2,032

Total risk-weighted assets	171,971	156,043

Risk asset ratios (unaudited)
Total tier 1	8.1%	8.2%
Total tier 1, excluding innovative capital instruments*	7.3%	7.3%
Total capital	11.0%	10.7%

*

A firm is permitted to include innovative tier 1 capital in its tier 1 capital resources for the purposes of GENPRU 1.2 (adequacy of financial resources) but is required to exclude these amounts from tier 1 for the purposes of meeting the main BIPRU firm Pillar 1 rules. Accordingly, the Group has provided its tier 1 capital ratio both including and excluding these amounts.

There are limits imposed by the FSA as to the proportion of the regulatory capital base that can be made up of subordinated debt and preferred securities. The unpredictable nature of movements in the value of the investments supporting the long-term assurance funds could cause the amount of qualifying tier 2 capital to be restricted because of falling tier 1 resources. The Group seeks to ensure that even in the event of such restrictions the total capital ratio will remain adequate.

Lloyds TSB Group and its regulated subsidiary banks have been allocated an Individual Capital Ratio by the FSA, and the board has agreed a formal buffer to be maintained in addition to this ratio. Any breaches of the formal buffer must be notified to the FSA, together with proposed remedial action. No such notifications have been made during 2007.

With effect from 1 January 2008 the Group moved onto the Basel II framework and maintained satisfactory capital ratios throughout the transition as set out in further detail on page 66.

The life assurance and general insurance businesses are subject to separate regulatory rules. Further disclosure relating to the life assurance business, as required by FRS 27, is set out in detail on pages 67 to 71.

Financial and prudential regulatory reporting, disclosure and tax

The Group has developed procedures to ensure that compliance with both current and potential future requirements are understood and that policies are aligned to its risk appetite.

Operating and financial review and prospects

Mitigation

Liquidity and funding (audited)

The Group mitigates the risk of a liquidity mismatch which is outside of its appetite by managing the liquidity profile of the balance sheet through both short-term liquidity management and long-term strategic funding.

Short-term liquidity management is considered from two perspectives; business as usual and crisis liquidity, both of which relate to funding in the less than one year time horizon.

Longer term funding is used to manage the Group’s strategic liquidity profile which is determined by the Group’s balance sheet structure. Longer term is defined as an original maturity of more than one year.

The Group’s funding and liquidity management is fundamentally based on a significant retail deposit base, accompanied by appropriate funding from the wholesale markets. A substantial proportion of the retail deposit base is made up of customers’ current and savings accounts which, although repayable on demand, have traditionally in aggregate provided a stable source of funding. Additionally, the Group accesses the short-term wholesale markets to provide inter-bank deposits and to issue certificates of deposit and commercial paper to meet short-term obligations. The Group’s short-term money market funding is based on an analysis of the market’s capacity for the Group’s credit, based on quantitative data. The Group has developed strong relationships with certain wholesale market segments, for example central banks and corporate customers, to supplement its retail deposit base.

During 2007, amounts deposited by customers increased by £17,213 million from £139,342 million at 31 December 2006 to £156,555 million at 31 December 2007. These customer deposits were supplemented by short-term wholesale market operations, the use of sale and repurchase agreements and the issue of subordinated loan capital and wholesale funding sources in the capital markets; these comprised Euro Medium-Term Note programmes, of which £7,090 million had been utilised for senior funding at 31 December 2007, and commercial paper programmes, under which £5,051 million had been utilised at 31 December 2007. The Group also raised wholesale funding via the issuance of Residential Mortgage Backed Securities; £12,403 million was outstanding at 31 December 2007.

The ability to sell assets quickly is also an important source of liquidity for the Group’s banking businesses. The Group holds sizeable balances of marketable debt securities which can be sold to provide additional short-term funding should the need arise.

Within the insurance businesses, non-linked funds investments are arranged to minimise the possibility of being a distressed seller whilst at the same time investing to meet policyholder obligations. For unit-linked business, deferral provisions are designed to give time to realise linked assets without being a forced seller.

Liquidity and funding (unaudited)

The following table sets out the amounts and maturities of Lloyds TSB Group’s contractual cash obligations at 31 December 2007.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m

Long-term debt – dated	381	402	858	2,417	4,058
Euro Medium-Term Note programme	979	1,268	2,227	2,616	7,090
Commercial paper programme	5,051	—	—	—	5,051
Securitisation vehicles	16,975	2,251	5,517	98	24,841
Finance leases	—	1	—	15	16
Operating leases	212	393	284	764	1,653
Capital commitments	170	43	—	—	213
Other purchase obligations	551	811	367	158	1,887

	24,319	5,169	9,253	6,068	44,809

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds TSB Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. The Lloyds TSB Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds TSB Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds TSB Group expects to make cash contributions of approximately £500 million to these schemes in 2008.

At 31 December 2007, Lloyds TSB Group also had £7,900 million of preferred securities and undated subordinated liabilities outstanding.

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

Based upon the levels of resources within the banking and insurance and investments businesses and the ability of Lloyds TSB Group to access the wholesale money markets or issue debt securities should the need arise, Lloyds TSB Group believes that its overall liquidity is sufficient to meet its present requirements.

Off-balance sheet arrangements (unaudited)

A table setting out the amounts and maturities of Lloyds TSB Group’s other commercial commitments at 31 December 2007 is included in note 47 to the consolidated financial statements. These commitments are not included in Lloyds TSB Group’s consolidated balance sheet.

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

The Lloyds TSB Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The contractual nominal amounts of these guarantees totalled £9,753 million at 31 December 2007 (with £5,702 million expiring within one year; £1,432 million between one and three years; £1,264 million between three and five years; and £1,355 million over five years).

Operating and financial review and prospects

Lloyds TSB Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. Lloyds TSB Group currently offers securitisation facilities to its corporate and financial institution client base through two conduit securitisation vehicles, Cancara and Obelisk Funding (No.2) Limited (‘Obelisk’). These are funded in the global asset-backed commercial paper market. The assets and obligations of Cancara and Obelisk are included in Lloyds TSB Group’s consolidated balance sheet. Lloyds TSB Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

As at 31 December 2007 Cancara and Obelisk held assets of £12,089 million, primarily loans and investments. Lloyds TSB Bank provided asset-backed commercial paper liquidity support facilities of £13,376 million.

The Lloyds TSB Group has securitised part of its residential mortgage portfolio by transferring beneficial interests in those mortgages to special purpose entities which issue floating rate debt securities. At 31 December 2007 the total amount of residential mortgages subject to securitisation was £46,284 million in respect of which external funding at the year end amounted to £12,403 million. The successful development of the Lloyds TSB Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying the Lloyds TSB Group’s funding base. For further details, see note 18 to the consolidated financial statements.

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

Capital (audited)

The Group is able to raise funds by issuing subordinated liabilities or equity. As at 31 December 2007, the Group had £11,958 million of subordinated debt in issuance. The cost and availability of subordinated liability finance are influenced by credit ratings. A reduction in these ratings could increase the cost and could reduce market access. At 31 December 2007, the credit ratings of Lloyds TSB Bank, the primary issuer in the Group, were as follows:

Senior debt

Moody’s	Aaa
Standard & Poor’s	AA
Fitch	AA+

The ratings outlook from Moody’s, Standard & Poor’s and Fitch for Lloyds TSB Bank is stable. These credit ratings are not a recommendation to buy, hold or sell any security; and each rating should be evaluated independently of every other rating.

Financial and prudential regulatory reporting, disclosure and tax (audited)

The Group maintains a system of internal controls, consistently applied, providing reasonable assurance that transactions are recorded and undertaken in accordance with delegated authorities that permit the preparation and disclosure of financial statements, prudential regulatory reporting and tax returns in accordance with IFRS, statutory and regulatory requirements.

Monitoring (audited)

Liquidity and funding

Liquidity is actively monitored at business unit and group level at an appropriate frequency. Routine reporting is in place to senior management and through the Group’s committee structure, in particular GALCO. In a stress situation the level of monitoring and reporting is increased commensurate with the nature of the event. Liquidity policies and procedures are subject to independent oversight.

Capital

Capital is actively managed at an appropriate level of frequency and regulatory ratios are a key factor in the Group’s budgeting and planning processes with updates of expected ratios reviewed regularly during the year by GALCO. Capital raised takes account of expected growth and currency of risk assets. Capital policies and procedures are subject to independent oversight.

Financial and prudential regulatory reporting, disclosure and tax

The Group undertakes a programme of work designed to support an annual assessment of the effectiveness of internal controls over financial reporting, in accordance with the requirements of s.404 of the US Sarbanes-Oxley Act of 2002; to identify and maintain tax liabilities and to assess emerging regulation and legislation.

Operating and financial review and prospects

Basel II

The Group has placed significant focus on the implementation of Basel II. During the year the Group was successful in obtaining the FSA’s approval of both its credit risk waiver application to use an Internal Ratings Based (IRB) approach for the majority of its credit portfolios (Retail IRB for retail portfolios and Foundation IRB for non-retail portfolios) and of its application to use the Advanced Measurement Approach (AMA) for operational risk. It also submitted to the FSA its Internal Capital Adequacy Assessment Process document in April 2007.

For information, a comparison of Basel I to Basel II equivalents on the Group’s key ratios as at 31 December 2007 is shown below:

	Basel I 31 December 2007 £m	Basel II 31 December 2007 £m

Capital:

Tier 1	13,952	13,545
Tier 2	10,060	6,994
	24,012	20,539

Supervisory deductions	(5,135)	(4,864)

Total regulatory capital	18,877	15,675

	31 December 2007 £m	31 December 2007 £m

Total risk-weighted assets equivalent	171,971	142,567

Risk asset ratios:
Tier 1	8.1%	9.5%
Total capital	11.0%	11.0%

The principal movements are:

•

a reduction of tier 1 capital resources primarily arising from a deduction of 50 per cent of the difference between expected loss and accounting impairment provisions partially offset by related notional tax relief.

•

a reduction of tier 2 capital resources primarily arising from a deduction of 50 per cent of the difference between expected loss and accounting impairment provisions, together with the removal of collective impairment provisions which no longer qualify as tier 2 capital under the Basel II rules.

•	a reduction in supervisory deduction reflecting derecognition for capital adequacy purposes of mortgage securitisation.

•

a reduction in total risk-weighted assets, reflecting the application of the IRB approach to the majority of the Group’s credit portfolios, offset, in part, by the introduction of a specific charge for operational risk.

The above comparison is set out using the risk asset ratio framework, which, as explained above, remains the international standard for measuring capital adequacy. The FSA’s approach to such measurement under Basel II is now based primarily on monitoring the relationship of the Capital Resources Requirement (CRR – broadly equivalent to 8 per cent of risk-weighted assets and thus representing the capital required under Pillar 1 of Basel II) to available capital resources. Notwithstanding this new approach, the Group will continue to report ratios both internally and externally. The FSA is also setting Individual Capital Guidance (ICG) for each UK bank, calibrated by reference to its CRR. A key input to the FSA’s ICG setting process (which addresses the requirements of Pillar 2 under Basel II) is each bank’s Internal Capital Adequacy Assessment Process (ICAAP). The Group submitted its ICAAP document to the FSA in April 2007. The FSA has made it clear that each ICG remains a confidential matter between each bank and the FSA.

Future changes to regulatory capital rules

The regulatory capital regime is subject to ongoing review and development by the regulator. The Group continues to work with the regulator to assess the impact on the Group’s regulatory capital requirements and resources.

Operating and financial review and prospects	Audited information

Life assurance businesses

The principal subsidiary involved in the Group’s life assurance operations is Scottish Widows plc (‘Scottish Widows’), which holds the only large With Profit Fund managed by the Lloyds TSB Group. Throughout 2006 and up until the third quarter of 2007, the Group also owned Abbey Life Assurance Company Limited (which had been closed to new business since March 2000) but this business was sold at the end of September 2007.

Basis of determining regulatory capital of the life assurance businesses

Available capital resources

Available capital resources represent the excess of assets over liabilities calculated in accordance with detailed regulatory rules issued by the FSA. Different rules apply depending on the nature of the fund, as detailed below.

Statutory basis. Assets are generally valued on a basis consistent with that used for accounting purposes (with the exception that, in certain cases, the value attributed to assets is limited) and which follows a market value approach where possible. Liabilities are calculated using a projection of future cash flows after making prudent assumptions about matters such as investment return, expenses and mortality. Discount rates used to value the liabilities are set with reference to the risk adjusted yields on the underlying assets in accordance with the FSA rules. Other assumptions are based on recent actual experience, supplemented by industry information where appropriate. The assessment of liabilities does not include future bonuses for with-profits policies that are at the discretion of management, but does include a value for policyholder options likely to be exercised.

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

Regulatory capital requirements

Each life assurance company must retain sufficient capital to meet the regulatory capital requirements mandated by the FSA; the basis of calculating the regulatory capital requirement is given below. Except for Scottish Widows, the regulatory capital requirement is a combination of amounts held in respect of actuarial reserves, sums at risk and maintenance expenses (the Long-Term Insurance Capital Requirement) and amounts required to cover various stress tests. The regulatory capital requirement is deducted from the available capital resources to give ‘statutory excess capital’.

For Scottish Widows, no amount is required to cover the impact of stress tests on the actuarial reserves. However, a further test is required in respect of the With Profit Fund, which compares the level of ‘realistic excess capital’ to the ‘statutory excess capital’ of the With Profit Fund. In circumstances where the ‘realistic excess capital’ position is less than ‘statutory excess capital’, the Company is required to hold additional capital to cover the shortfall, but only to the extent it exceeds the value, calculated in a prescribed way, of internal transfers from the With Profit Fund. Any additional capital requirement under this test is referred to as the With-Profits Insurance Capital Component. The ‘realistic excess capital’ is calculated as the difference between realistic assets and realistic liabilities of the With Profit Fund with a further deduction to cover various stress tests.

The determination of realistic liabilities of the With Profit Fund in respect of Scottish Widows includes the value of internal transfers expected to be made from the With Profit Fund to the Non-Participating Fund of Scottish Widows. These internal transfers include charges on policies where the associated costs are borne by the Non-Participating Fund. The With-Profits Insurance Capital Component is reduced by the value, calculated in the stress test scenario, of these internal transfers, but only to the extent that credit has not been taken for the value of these charges in deriving actuarial reserves for the Non-Participating Fund.

Capital statement

The following table provides more detail regarding the sources of capital in the life assurance business. The figures quoted are based on management’s current expectations pending completion of the annual financial return to the FSA. The figures allow for the transfer of £300 million from the Long Term Fund to the Shareholder Fund which was anticipated at 31 December 2007.

	With Profit Fund £m	Non- Participating Fund £m	Total Long Term Fund £m	Shareholder Fund £m	Total £m

As at 31 December 2007
Assets attributable to the shareholder held outside the long-term funds	—	—	—	946	946
Assets attributable to the shareholder held within the long-term funds	—	2,346	2,346	—	2,346

Total shareholders’ funds	—	2,346	2,346	946	3,292
Adjustments onto a regulatory basis:
Life assurance business
Unallocated surplus within insurance business	569	—	569	—	569
Adjustments to remove differences between IFRS and regulatory valuation of
assets and liabilities	—	(431)	(431)	(600)	(1,031)
Adjustment to include estimated ‘realistic’ liabilities payable to the shareholder	(634)	—	(634)	—	(634)
Adjustment to replace ‘realistic’ liabilities with statutory liabilities	3,696	—	3,696	—	3,696
Adjustment to remove the value of future profits recognised in respect of
non-participating contracts written in the With Profit Fund	(23)	—	(23)	—	(23)
Qualifying loan capital	—	—	—	541	541

Available capital resources	3,608	1,915	5,523	887	6,410

The figures shown above for available capital resources within the insurance business relate to Scottish Widows plc only. The estimated total additional resources relating to the other life assurance subsidiaries within the Group are £330 million.

Operating and financial review and prospects	Audited information

The comparative position as at 31 December 2006 was as follows (again, relating to Scottish Widows plc only):

	With Profit Fund £m	Non- Participating Fund £m	Total Long Term Fund £m	Shareholder Fund £m	Total £m

As at 31 December 2006
Assets attributable to the shareholder held outside the long-term funds	—	—	—	1,947	1,947
Assets attributable to the shareholder held within the long-term funds	—	2,225	2,225	—	2,225

Total shareholders’ funds	—	2,225	2,225	1,947	4,172
Adjustments onto a regulatory basis:
Life assurance business
Unallocated surplus within insurance business	615	—	615	—	615
Adjustments to remove differences between IFRS and regulatory valuation of assets and liabilities	—	(263)	(263)	(810)	(1,073)
Adjustment to include estimated ‘realistic’ liabilities payable to the shareholder	(680)	—	(680)	—	(680)
Adjustment to replace ‘realistic’ liabilities with statutory liabilities	3,783	—	3,783	—	3,783
Adjustment to remove the value of future profits recognised in respect of non-participating contracts written in the With Profit Fund	(32)	—	(32)	—	(32)
Qualifying loan capital	—	—	—	533	533

Available capital resources	3,686	1,962	5,648	1,670	7,318

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

Requirement to maintain a Support Account: The Scheme requires the maintenance of a ‘Support Account’ within the Non-Participating Fund. The quantum of the Support Account is calculated with reference to the value of assets backing current with-profits policies which also existed at the date of demutualisation and must be maintained until the value of these assets reaches a minimum level. Assets can only be transferred from the Non-Participating Fund if the value of the remaining assets in the fund exceeds the value of the Support Account. Scottish Widows has obtained from the FSA permission to include the value of the Support Account in assessing the realistic value of assets available to the With Profit Fund. At 31 December 2007, the estimated value of surplus admissible assets in the Non-Participating Fund was £1,915 million (31 December 2006: £1,962 million) and the estimated value of the Support Account was £827 million (31 December 2006: £974 million).

Further Support Account: The Further Support Account is an extra tier of capital support for the with-profits policies in existence at the date of demutualisation. The Scheme requires that assets can only be transferred from the Non-Participating Fund if the economic value of the remaining assets in the fund exceeds the aggregate of the Support Account and Further Support Account. Unlike the Support Account test, the economic value used for this test includes both admissible assets and the present value of future profits of business written in the Non-Participating Fund or by any subsidiaries of that fund. The balance of the Further Support Account is expected to reduce to nil by the year 2030. At 31 December 2007, the estimated net economic value of the Non-Participating Fund and its subsidiaries for the purposes of this test was £4,028 million (31 December 2006: £3,962 million) and the estimated combined value of the Support Account and Further Support Account was £2,834 million (31 December 2006: £2,873 million).

Other restrictions in the Non-Participating Fund: In addition to the policies which existed at the date of demutualisation, the With Profit Fund includes policies which have been written since that date. As a result of statements made to policyholders that investment policy will usually be the same for both types of business, there is an implicit requirement to hold additional regulatory assets in respect of the business written after demutualisation. The estimated amount required to provide such support at 31 December 2007 was £193 million (31 December 2006: £216 million). Scottish Widows has obtained from the FSA permission to include the value of this support in assessing the realistic value of assets available to the With Profit Fund. There is a further test requiring that no amounts can be transferred from the Non-Participating Fund of Scottish Widows unless there are sufficient assets within the Long Term Fund to meet both policyholders’ reasonable expectations in light of liabilities in force at a year end and the new business expected to be written over the following year.

Movements in regulatory capital

The movements in Scottish Widows plc’s available capital resources can be analysed as follows:

	With Profit Fund £m	Non- Participating Fund £m	Total Long Term Fund £m	Shareholder Fund £m	Total £m

As at 31 December 2006	3,686	1,962	5,648	1,670	7,318
Changes in assumptions used to measure life assurance liabilities	(104)	(40)	(144)	—	(144)
Dividends and capital transfers	—	(300)	(300)	(1,560)	(1,860)
Changes in regulatory requirements	—	69	69	—	69
New business and other factors	26	224	250	777	1,027

As at 31 December 2007	3,608	1,915	5,523	887	6,410

Operating and financial review and prospects	Audited information

The primary reasons for the movement in total available capital resources during the year are as follows:

With Profit Fund

Available capital in the With Profit Fund has decreased from £3,686 million at 31 December 2006 to an estimated £3,608 million at 31 December 2007. The key driver is investment market performance, which was broadly neutral over 2007.

Non-Participating Fund

Available capital in the Non-Participating Fund has decreased from £1,962 million at 31 December 2006 to an estimated £1,915 million at 31 December 2007. This is primarily a result of the anticipated transfer from the Non-Participating Fund to the Shareholder Fund at the year end of £300 million, offset by the return generated from the business.

Shareholder Fund

During 2007, dividends of £1,860 million were paid. These were partly financed by the sale of Abbey Life Assurance Company Limited.

Financial information calculated on a ‘realistic’ basis

The estimated financial position of the With Profit Fund of Scottish Widows at 31 December 2007, calculated on a ‘realistic’ basis, is given in the following table, in the form reported to the FSA. As a result of the capital support arrangements, it is considered appropriate to also disclose the estimated ‘realistic’ financial position of the Long Term Fund of Scottish Widows as a whole, which consists of both the With Profit Fund and the Non-Participating Fund.

	31 December 2007[1]		31 December 2006

	With Profit Fund £m	Long Term Fund £m	With Profit Fund £m	Long Term Fund £m

Realistic value of assets of fund	16,781	20,929	18,183	22,278
Support arrangement assets	1,020	—	1,190	—

Realistic value of assets available to the fund	17,801	20,929	19,373	22,278
Realistic value of liabilities of fund	(16,846)	(16,901)	(18,248)	(18,316)

Working capital for fund	955	4,028	1,125	3,962

Working capital ratio for fund	5.4%	19.2%	5.8%	17.9%

1 Subsequent to completion of Lloyds TSB Group’s Annual Report and Accounts, final revisions to the Scottish Widows realistic asset and liability values led to changes in the working capital ratio for the With Profit Fund. The actual year end working ratio capital for the With Profit Fund was 5.3 per cent with the Long Term Fund unchanged at 19.2 per cent.

The financial information calculated on a ‘realistic’ basis reconciles to the Capital statement as follows:

	31 December 2007		31 December 2006

	With Profit Fund £m	Long Term Fund £m	With Profit Fund £m	Long Term Fund £m

Available regulatory capital	3,608	5,523	3,686	5,648
Support arrangement assets	1,020	—	1,190	—
Adjustments to replace statutory liabilities with ‘realistic’ liabilities	(3,696)	(3,582)	(3,783)	(3,614)
Adjustments to include the value of future profits recognised in respect of Non-Participating business written in the With Profit Fund	23	23	32	32
Recognition of future profits allowable for ‘realistic’ capital purposes	—	2,064	—	1,896

	955	4,028	1,125	3,962

Operating and financial review and prospects	Audited information

Analysis of policyholder liabilities in respect of the Group’s life assurance business:

	Scottish Widows plc With Profit Fund (in accordance with FRS 27) £m	Other long- term funds £m	Total life business £m

As at 31 December 2007
With Profit Fund liabilities	16,404	—	16,404
Unit-linked business (excluding that accounted for as investment contracts)	—	14,282	14,282
Other life assurance business	—	6,714	6,714

Insurance and participating investment contract liabilities	16,404	20,996	37,400
Non-participating investment contract liabilities	—	18,197	18,197

Total policyholder liabilities	16,404	39,193	55,597

	Scottish Widows plc With Profit Fund (in accordance with FRS 27) £m	Other long- term funds £m	Total life business £m

As at 31 December 2006
With Profit Fund liabilities	17,827	116	17,943
Unit-linked business (excluding that accounted for as investment contracts)	—	12,734	12,734
Other life assurance business	—	10,181	10,181

Insurance and participating investment contract liabilities	17,827	23,031	40,858
Non-participating investment contract liabilities	—	24,370	24,370

Total policyholder liabilities	17,827	47,401	65,228

The sale of Abbey Life Assurance Company Limited during 2007 reduced total policyholder liabilities by £11,632 million.

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

Assets held in excess of those backing actuarial reserves are invested across a range of investment categories including fixed interest securities, equities, properties and cash. The mix of investments is determined in line with the policy of Lloyds TSB Group to minimise the working capital (defined as available capital less minimum required capital) required to ensure all capital requirements continue to be met under a range of stress tests.

Options and guarantees

The Group has sold insurance products that contain options and guarantees, both within the With Profit Fund and in other funds.

Operating and financial review and prospects	Audited information

Options and guarantees within the With Profit Fund

The most significant options and guarantees provided from within the With Profit Fund are in respect of guaranteed minimum cash benefits on death, maturity, retirement or certain policy anniversaries, and guaranteed annuity options on retirement for certain pension policies. For those policies written pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up within the With Profit Fund of Scottish Widows called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2007 of £1.7 billion (2006: £1.8 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

As noted above, under the realistic capital regime of the FSA, the liabilities of the With Profit Fund are valued using a market-consistent stochastic simulation model. This model is used in order to place a value on the options and guarantees which captures both their intrinsic value and their time value.

The most significant economic assumptions included in the model are:

•	Risk-free yield. The risk-free yield is defined as 0.1 per cent higher than spot yields derived from the UK gilt yield curve.

•

Investment volatility. The calibration of the stochastic simulation model uses implied volatilities of derivatives where possible, or historical observed volatility where it is not possible to observe meaningful prices. For example, as at 31 December 2007, the 10 year equity-implied at-the-money assumption was set at 25.5 per cent (31 December 2006: 20 per cent). The assumption for property volatility was 15 per cent (31 December 2006: 15 per cent). The volatility of interest rates has been calibrated to the implied volatility of swaptions which was broadly 11 per cent (31 December 2006: 13 per cent).

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

Options and guarantees outside the With Profit Fund of Scottish Widows

Certain personal pension policyholders, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £65 million (31 December 2006: £98 million) in respect of those guarantees. If future salary growth were 0.5 per cent per annum greater than assumed, the liability would increase by some £3 million. If yields were 0.5 per cent lower than assumed, the liability would increase by some £12 million.

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

IFRS	2007 Book value £m	2007 Valuation £m	2006 Book value £m	2006 Valuation £m	2005 Book value £m	2005 Valuation £m

Available-for-sale financial assets
Securities of the US treasury and US government agencies	319	319	387	387	672	672
Other government securities	—	—	6	6	411	411
Other public sector securities	5	5	189	189	47	47
Bank and building society certificates of deposit	1,825	1,825	1,615	1,615	1,470	1,470
Mortgage backed securities	6,050	6,050	5,662	5,662	4,161	4,161
Other asset backed securities	4,071	4,071	4,721	4,721	4,981	4,981
Corporate and other debt securities	6,270	6,270	4,817	4,817	3,065	3,065
Equity shares	29	29	15	15	46	46
Treasury bills and other eligible bills	1,627	1,627	1,766	1,766	87	87

	20,196	20,196	19,178	19,178	14,940	14,940

Trading securities and other financial assets at fair value through profit or loss
Securities of the US treasury and US government agencies	38	38	138	138	186	186
Other government securities	4,872	4,872	8,668	8,668	10,987	10,987
Other public sector securities	—	—	44	44	119	119
Bank and building society certificates of deposit	811	811	573	573	898	898
Mortgage backed securities	157	157	538	538	236	236
Other asset backed securities	1,927	1,927	1,456	1,456	691	691
Corporate and other debt securities	17,171	17,171	17,316	17,316	13,136	13,136
Equity shares	31,746	31,746	38,127	38,127	33,505	33,505

	56,722	56,722	66,860	66,860	59,758	59,758

Operating and financial review and prospects

Maturities and weighted average yields of interest-bearing securities

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2007 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

Available-for-sale financial assets
US treasury and US government agencies	—	—	49	5.4	256	5.2	14	5.2
Other public sector securities	—	—	5	0.0	—	—	—	—
Bank and building society certificates of deposit	1,825	4.1	—	—	—	—	—	—
Mortgage backed securities	578	5.0	3,386	4.9	1,875	4.6	211	4.6
Other asset backed securities	121	4.7	945	4.7	1,856	5.0	1,149	5.0
Corporate and other debt securities	780	3.6	2,925	4.9	2,440	4.5	125	4.5
Treasury bills	1,627	2.7	—	—	—	—	—	—

	4,931		7,310		6,427		1,499

Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	—	—	6	3.7	29	6.0	3	4.2
Other government securities	90	4.2	173	4.2	686	4.6	3,923	4.4
Bank and building society certificates of deposit	811	6.2	—	—	—	—	—	—
Mortgage backed securities	—	—	22	4.6	46	4.6	89	5.0
Other asset backed securities	13	5.0	68	5.6	245	6.4	1,601	5.1
Corporate and other debt securities	1,140	4.7	3,886	4.7	3,517	5.3	8,628	4.8

	2,054		4,155		4,523		14,244

The Group’s debt security holdings at 31 December 2007 include £1,517 million due from SLM Corporation (commonly known as Sallie Mae) and £1,365 million due from the European Investment Bank.

Maturity analysis and interest rate sensitivity of loans and advances to customers and banks as at 31 December 2007

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis as at 31 December 2007.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five years £m	Total £m

Loans and advances to banks	29,072	5,600	173	34,845
Loans and advances to customers:
– Mortgages	2,857	13,098	86,784	102,739
– Other personal lending	8,921	11,974	2,093	22,988
– Financial, business and other services	19,634	5,253	4,820	29,707
– Lease financing	340	1,004	3,342	4,686
– Hire purchase	1,935	3,289	199	5,423
– Other	24,431	9,636	12,612	46,679

Total loans	87,190	49,854	110,023	247,067

Of which:
– Fixed interest rate	55,073	22,132	56,963	134,168
– Variable interest rate	32,117	27,222	53,060	112,899

Operating and financial review and prospects

Deposits

The following table shows the details of Lloyds TSB Group’s average customer deposits in each of the past three years.

	2007	2007	2006	2006	2005	2005
	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
IFRS	£m	%	£m	%	£m	%

Non-interest bearing demand deposits	3,899	—	4,112	—	3,903	—
Interest-bearing demand deposits	46,124	1.80	43,236	1.27	36,657	0.54
Savings deposits	77,834	3.90	68,942	3.39	66,797	3.64
Time deposits	18,090	6.73	16,373	5.19	16,362	4.73

Total average deposits	145,947	3.48	132,663	2.82	123,719	2.75

Certificates of deposit and other time deposits

The following table gives details of Lloyds TSB Group’s certificates of deposit issued and other time deposits as at 31 December 2007 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity.

		Over 3 months	Over 6 months
	3 months	but within	but within	Over
	or less	6 months	12 months	12 months	Total
	£m	£m	£m	£m	£m

Certificates of deposit	13,088	310	1,575	22	14,995
Time deposits	42,925	2,821	4,423	1,965	52,134

Total	56,013	3,131	5,998	1,987	67,129

Short-term borrowings

Short-term borrowings are included within the balance sheet captions ‘Deposits by banks’, ‘Customer accounts’ and ‘Debt securities in issue’ and are not identified separately on the balance sheet. The short-term borrowings of Lloyds TSB Group consist of overdrafts from banks, securities sold under agreements to repurchase, notes issued as part of lending securitisations, certificates of deposit issued, commercial paper and promissory notes issued and other marketable paper. Securities sold under agreements to repurchase, certificates of deposit issued, commercial paper and promissory notes and securitisation notes are the only significant short-term borrowings of Lloyds TSB Group.

The following tables give details of these significant short-term borrowings of Lloyds TSB Group for each of the past three years.

	2007	2006	2005
IFRS	£m	£m	£m

Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	733	2,521	9,434
Average balance for the year	3,222	5,982	8,707
Maximum balance during the year	3,728	10,119	14,251
Average interest rate during the year	4.8%	4.4%	4.5%
Interest rate at the year end	5.2%	4.6%	4.6%

Certificates of deposit issued
Balance at the year end	14,995	25,244	22,101
Average balance for the year	24,085	23,289	22,017
Maximum balance during the year	30,467	27,510	27,376
Average interest rate during the year	5.3%	4.7%	4.4%
Interest rate at the year end	5.6%	5.2%	4.5%

Commercial paper and promissory notes
Balance at the year end	17,388	13,067	10,421
Average balance for the year	14,325	12,004	8,270
Maximum balance during the year	17,404	13,458	10,421
Average interest rate during the year	5.3%	4.6%	3.4%
Interest rate at the year end	2.3%	4.0%	2.9%

Securitisation notes
Balance at the year end	12,501	10,048	—
Average balance for the year	11,881	1,009	—
Maximum balance during the year	13,259	10,048	—
Average interest rate during the year	5.2%	6.0%	—
Interest rate at the year end	5.2%	5.0%	—

Our people

People are Lloyds TSB’s most valuable resource. Managing its people effectively is fundamental to the success of the business and achieving the vision of being the best financial services organisation in the UK. Creating a great place to work is a core priority of the people strategy which seeks to enable Lloyds TSB to be recognised, both within the financial services sector, but also more generally in the UK employment market, as the best company to work for.

In creating a great place to work in this way, the Group believes it will attract the highest performing people and secure the motivation and commitment of those who are the strongest performers and have the highest potential to stay.

To achieve these goals the Group aims to create a high commitment, high performance organisation. It is clear about what it expects from its people. Its values guide its employees in all their dealings with colleagues, customers and the wider community. There are nearly 70,000 people working for the Company and whilst business units across the Group have developed values specific to their business needs. They are based on the core Group values of:

•	putting customers first;

•	acting with integrity and respect;

•	taking personal responsibility;

•	working as a team.

Talent, recruitment and retention

One of the highest people priorities for the Group’s leaders is recruitment, retention and development of talented people. Top performers are attracted to join Lloyds TSB because of its reputation, strong brand and values; together with top class reward and development. Last year, the Group successfully recruited over 9,500 people from the external market.

It’s not just about bringing in new people. Developing existing employees and succession planning are equally important to support the Group’s growth strategy. The Group has strong succession and development plans for all its senior leaders across the Group and it is retaining people for an average tenure across its business of 13 years.

Alongside this the Group runs a wide range of generalist and specialist development programmes to support career progression into management. In 2007 the Group recruited 106 people into its business specialist programmes (A level entry), 88 people to graduate trainee programmes, offered 32 internships and 111 student placements. The Group is consistently identified in The Times Top 100 organisations for graduate recruitment. The Group also ran numerous programmes at more senior levels in management and leadership to develop its pipeline of leaders for the future.

The Group actively tracks and manages retention of its highest performers, retaining approximately 96 per cent of the Group’s top performers in 2007. In addition the Group has robust systems for differentiating performance and the management of under performance.

Performance management

The Group uses a balanced scorecard to measure and manage employee performance. The scorecard takes into account the needs of customers, employees and shareholders and measures individual performance against a range of factors, including financial success, contribution to the long term growth of the business, customer service, risk management and personal development.

Meeting the Group’s customers’ needs is key to the Group’s business strategy. The Group’s balanced scorecard aims to show employees how their actions impact their colleagues and customers and how this, in turn, translates into the Group’s overall performance. It ensures that people understand how their personal objectives relate to the Group’s strategy, and how their performance contributes to the Group’s performance.

All employees receive formal reviews and feedback on performance at least twice a year.

Reward and recognition

The Group believes an individual’s reward should reflect their whole contribution to the Company’s achievements and take account of performance against individual objectives; contribution in terms of knowledge, competencies and skills and the level of stretch and challenge presented by objectives. In addition it will reflect their potential to develop into more senior roles.

Total reward

As well as the Group’s competitive salary packages the Group differentiates its reward through bonus schemes, and various reward and incentive programmes. This helps drive a high commitment, high performance culture where individuals strive for stretching goals.

The Group also offers an award winning flexible benefits package where eligible employees receive an additional 4 per cent of their salary each month to select from a range of benefits. Some 67 per cent of the Group’s employees currently participate in this scheme choosing from a range of non-cash alternatives including: medical and life assurance, dental plan, additional pension, holiday trading, education vouchers, childcare vouchers and matched learning.

In addition all eligible employees are entitled to participate in the Group’s various employee share plans and receive free shares which are awarded annually. For 2007 this award was 3 per cent of salary. 98 per cent of Lloyds TSB employees held free shares as at the end of 2007.

Recognition

Recognition and reward schemes are widely used throughout the organisation to celebrate team and individual achievement. While the Group’s emphasis is on providing recognition through line management, the Group also formally recognise those who have exceeded expectations and pushed boundaries in areas such as colleague support, customer service and building community profile.

Learning and development

The Group remains committed to investing in its people through providing efficient and effective learning and development that helps its people to deliver great service and achieve great results. The Group’s focus remains on providing its people with the knowledge and skills they need for their jobs today while continuing to develop the capabilities it will need to be successful in the future.

Creating an enabling environment in which the Group’s people feel they have the right tools to develop their capabilities, perform effectively and drive business performance is key. The Group’s learning framework enables employees to develop a clear learning plan that reflects their specific learning and future career needs.

Our people

University for Lloyds TSB

The University for Lloyds TSB, (UfLTSB), one of the largest corporate universities in Europe, delivers learning programmes through a range of media. This includes on-line knowledge modules and face to face workshops to support skills development. In 2007 the website, which acts as a primary portal for learning across the Group, received over 3 million visits and hosted almost 300,000 on line assessments.

Overall investment in people development has risen by 10 per cent in 2007, and the Group now delivers an average of 2.3 days formal learning per full time employee (FTE), an increase of 24 per cent on 2006. The Group continues to provide its people with a range of opportunities and has seen formal learning delivery increase during 2007 to 939,000 hours; an increase of 37 per cent over 2006.

In addition to developing programmes internally the UfLTSB works with external companies to develop and deliver learning. Some programmes may be certificated by external organisations providing employees with performance benchmarks and portable qualifications. The Group also supports a range of business focused and developmental professional qualifications; for example over 1,800 people received financial study support during the year.

Lloyds TSB remains committed to the principles of Investors in People, a standard for ensuring employees have the opportunity to reach their full potential.

Training days
	2007	2006

Number of days formal learning per FTE	2.3	1.8

Employee engagement

Communications

To support this, the Group invests in a range of internal media, ensuring its people are informed and involved. These include a company intranet, print publications and increasingly e-zines and social networking technology. The essential communication relationship between managers and their teams is also supported with bespoke communications training.

Employee engagement survey

Every quarter a comprehensive confidential employee survey is undertaken on-line to gauge employees viewpoints on key engagement issues. The group chief executive personally agrees the content of the Group’s employee engagement survey, demonstrating the Group’s commitment and investment in understanding its employee’s view. Over the last three years the overall employee engagement index has increased to 75.3 per cent and response rates have been consistently above 70 per cent.

Engagement index
	2007	2006	2005

Employee engagement index*	75.3	74.5	73.3

*

The employee engagement index is based on the results of a survey conducted quarterly, asking Lloyds TSB employees a series of questions which reflect both the drivers and outcomes of engagement. The data captures the percentage of total responses received which were favourable for each question, combined into a simple average overall score.

Work environment

Lloyds TSB Group is committed to making sure the work place is maintained to the highest standards of health, safety and fire protection. Its objective is to provide great facilities and a safe environment for everyone, employees and customers alike, in all of its business locations.

Flexible working is increasingly important in the competitive workplace and the Group has created a balanced environment where it offers a multitude of flexible working practices including:

•	reduced hours;

•	variable hours;

•	job sharing;

•	compressed hours;

•	term-time working;

•	tele-working.

The Group believes that by treating its employees as adults and placing value on their contribution and delivery rather than working hours will create a high commitment high performance organisation.

Lloyds TSB also has a whistle blowing policy setting out the procedure by which people can raise, in confidence, any matters of concern. A whistle blowing line enables employees to raise any concerns and for such matters to be independently investigated.

Our people

Equality and diversity

Equality and diversity is not just about complying with equality legislation. The Group believes that it is vital for achieving competitive advantage and in a tight employment market, it needs to attract and retain talented people from all the UK’s diverse communities. The Group needs to be close to its customers and provide them with the right products and services. By attracting and retaining a diverse workforce, the Group will better understand the needs of all its customers and be able to build lasting relationships.

Over the last few years the Group has been working to increase the number of women and ethnic minority employees in management and senior management positions across the organisation. At the end of 2007, there were four women on its group executive committee, one of the highest numbers for a FTSE 100 company, and 22 per cent of the Group’s senior managers were women.

The Group continues to make significant progress with its disability and sexual orientation programmes. In 2007 the Group’s disability programme was ranked first out of 116 organisations by the Employers’ Forum on Disability and it maintained its sixth place ranking in Stonewall’s† Index of the 100 best employers of lesbian, gay and bisexual people.

†	Stonewall is a campaigning organisation that works to achieve equality and justice for lesbians, gay men and bisexual people.

Diversity
	2007	2006	2005

Women managers	40.1%	38.5%	38.4%

Women senior managers	21.7%	20.9%	20.3%

Ethnic minority managers††	4.9%	4.3%	4.1%

Ethnic minority senior managers††	2.5%	1.9%	1.8%

Disabled employees††	2%	1.5%	1.5%

Lesbian, gay and bisexual (LGB) employees††	0.8%	0.2%	0.2%

††	Shows percentage of whole workforce although not all employees have supplied information on race, disability or sexual orientation.

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

Lloyds TSB Group believes that corporate responsibility, built around the creation of employee motivation, customer satisfaction and brand loyalty, has a major part to play in supporting its business strategy. Lloyds TSB Group’s commitment to corporate responsibility helps promote trust in the Lloyds TSB brand and reinforces customer loyalty and advocacy. This supports Lloyds TSB Group’s customer-orientated strategy where Lloyds TSB Group looks to develop its business based on deep relationships, as opposed to a product-led approach favoured by others.

Lloyds TSB Group is rooted in local communities throughout the UK and it takes its responsibilities to those communities very seriously. By investing in the communities where Lloyds TSB Group operates, it not only creates economic value but also makes a positive social contribution. Through the Lloyds TSB Foundations, one per cent of the Group’s pre-tax profits, averaged over three years, is distributed to local charities.

Lloyds TSB Group’s corporate vision is to make Lloyds TSB the best financial services company in the UK. Lloyds TSB Group’s corporate responsibility strategy is to support its corporate vision by helping to build a great place for its people to work, a great place for its customers to do business, and generating great returns for its shareholders. In so doing, Lloyds TSB Group creates value for all its stakeholders through:

•	more effective risk management;

•	increased employee engagement;

•	increased customer satisfaction;

•	delivering competitive advantage through better corporate responsibility management.

All employees have a balanced scorecard of objectives that takes account of the needs of customers, employees and shareholders, rather than pure financial measures.

Managing corporate responsibility

The board reviews overall corporate responsibility performance annually and the chairman receives a quarterly progress report. Individual issues are subject to board discussion throughout the year. Lloyds TSB Group’s corporate responsibility steering group is chaired by the deputy Group chief executive and comprises senior executives from all business divisions and relevant group functions. The steering group meets quarterly to recommend strategy and provide direction.

Lloyds TSB Group has adopted the European Foundation of Quality Management’s Corporate Responsibility Framework to help align its corporate responsibility with business strategy and also with individual balanced scorecard priorities. As part of the process Lloyds TSB Group has a network of approximately 60 representatives across all business divisions, through whom it conducts an annual self-assessment of its performance with independent oversight and assurance. This allows Lloyds TSB Group to identify strengths and areas for improvement and to prioritise actions and objectives. It also provides a benchmark against which Lloyds TSB Group can compare its performance both internally and externally.

The board is satisfied that the systems in place to manage corporate responsibility risks are effective and that the relevant risks have been assessed during 2007 and managed in compliance with relevant policies and procedures.

Lloyds TSB Group’s approach to corporate responsibility focuses on five areas: People (see pages 75 to 77), Customers, Suppliers, Community and the Environment.

Customers

Lloyds TSB Group wants to build a great organisation, which is recognised for operating to high standards and is built on strong customer franchises. Its ultimate goal is to become Britain’s most recommended bank. Lloyds TSB Group has put in place the essential building blocks; providing excellent customer service from well-trained staff; appropriate products that meet real needs; treating customers fairly at all times; and following ethical business practices to build a sustainable, profitable business.

Responsible lending

Lloyds TSB Group is committed to being a responsible lender. It is in its interest to help customers borrow only those amounts they can manage to repay. Lloyds TSB Group has a responsible lending programme with internal management reporting and accountability. Lloyds TSB Group’s employees are trained to offer the necessary advice and support to help customers manage their borrowing. Lloyds TSB Group’s Customer Support Unit provides help for customers who are in financial difficulties to find an appropriate solution through effective budgeting or rescheduling their borrowing. Lloyds TSB Group also supports independent money advice networks including the Money Advice Trust and the Consumer Credit Counselling Service. Payments totalling more than £3.4 million were made in 2007.

Complaints resolved within 8 Weeks
2007	2006	2005

97.0%	94.8%	86.0%

Combating financial crime

Lloyds TSB Group takes protecting its customers and their assets extremely seriously and continues to invest in systems and activities to deter, detect and prevent fraud. These include transaction monitoring tools to identify suspicious account activity and the introduction of verification technology on counters to secure withdrawals. Lloyds TSB Group also works to ensure customers are aware of how to protect themselves including dedicating a section of Lloyds TSB Group’s website to information on common internet fraud types and an annual campaign to raise awareness of the threat of identity theft.

Corporate responsibility

Financial inclusion

Lloyds TSB Group continues to develop financial services especially tailored to tackle the problem of financial exclusion. These include basic bank accounts, support for community credit unions and other community finance initiatives and, loan and venture capital funds, which offer loans to individuals and businesses in some of the most deprived areas in the UK. Lloyds TSB currently has £14 million invested in the community finance sector in addition to its normal commercial lending to small businesses in these areas. Lloyds TSB Group’s alliance with the Post Office allows its customers access to the UK network of post offices as well as over 2,000 of its own branches and over 4,100 free ATMs. At the end of 2007 Lloyds TSB Group had over 470,000 basic bank accounts.

Lloyds TSB Group welcomes and fully supports the Financial Services Authority’s initiatives to increase Financial Capability in the UK. Lloyds TSB Group has seconded a Senior Executive to develop, launch and manage the financial capability in the workplace workstream of the FSA Strategy. Since launching 18 months ago, the team has provided educational material and training to over 1.2 million employees throughout the UK, and is well on track to reach the target of 4 million, by 2011. Feedback from all parties has been very encouraging and is improving these employees’ financial capability.

Customer satisfaction

Lloyds TSB Group measures its customers’ satisfaction with the service they receive via monthly surveys and uses the results to calculate its CARE Index which is based on customer understanding, accessibility, responsibility and expertise. The Lloyds TSB Group seeks to address customer complaints as quickly as prudent while ensuring appropriate standards of investigation and communication are maintained.

From 2008 Lloyds TSB Group will be introducing a new measure of customer advocacy, the Net Promoter Score, which measures the likelihood of customers recommending Lloyds TSB to friends, family and colleagues.

In 2007, in a poll of finance directors across the UK, Lloyds TSB Corporate was voted ‘Bank of the Year’ for the third year running at the Real Finance/CBI FDs’ Excellence Awards, in recognition of its quality of service and understanding of its customers’ businesses. Lloyds TSB was also voted the Reader’s Digest most trusted bank or building society for the seventh successive year in 2007.

Customer service index
2007	2006	2005

70.5%	69.7%	68.0%

Suppliers

Each year Lloyds TSB Group buys around £2 billion worth of goods and services. Lloyds TSB Group’s suppliers are important to it and the Lloyds TSB Group wants to ensure that it treats them fairly and pays them on time. Lloyds TSB Group’s supplier relationships are governed by a strict Code of Purchasing Ethics that defines the way it does business. The Lloyds TSB Group also has an established supplier review process that allows it to assess its suppliers’ social, ethical and environmental performance as part of the tendering process.

Lloyds TSB Group is currently working with a number of other financial services companies to develop an industry-wide corporate responsibility questionnaire, which will include new questions on carbon management and diversity. The new questionnaire will be available on-line in 2008 and will benefit suppliers who will only have to complete one questionnaire for all participating financial services companies, as well as benefiting Lloyds TSB Group by providing comparable information across different suppliers.

Payment of suppliers
	2007	2006	2005	2004

Number of supplier payments	320,579	344,422	379,613	360,257

Value	£2.20 billion	£2.29 billion	£2.16 billion	£2.20 billion

Average time to pay	28.78 days	29.72 days	27.01 days	28.02 days

Number/amount of compensation payments	No payments for late settlement	No payments for late settlement	No payments for late settlement	1 payment totalling £25 for late settlement

Community

Continuing to grow a successful business is the best way for Lloyds TSB to create value for all its stakeholders and contribute to the wider economy. Lloyds TSB Group is a major employer with nearly 70,000 employees. In 2007, salaries, national insurance, pension contributions and other staff costs totalled over £2.90 billion. £0.86 billion of corporation tax was paid to governments and £1.96 billion was distributed to shareholders in the form of dividends.

In addition to its financial contribution Lloyds TSB Group recognises that it is in its long-term interest to help improve the social and commercial fabric of local communities where it operates. That is why Lloyds TSB Group has one of the largest community investment programmes in the UK.

Lloyds TSB Foundations

The majority of Lloyds TSB’s charitable giving is channelled through the four Lloyds TSB Foundations, which cover England and Wales, Scotland, Northern Ireland and the Channel Islands. Their mission is to improve the lives of people in local communities, especially those who are disadvantaged.

Through their shares in the Lloyds TSB Group, the Lloyds TSB Foundations together receive one per cent of the Group’s pre-tax profits, averaged over three years, in lieu of their shareholder dividend. In 2007 Lloyds TSB Group gave £37 million to support their work and a further £37 million will be donated in 2008 bringing the total contributions since the Lloyds TSB merger to over £360 million, making Lloyds TSB one of the largest charitable donors in the UK.

The Foundations recognise that their success as community and local funders depends on maintaining a presence in and actively engaging with communities. The England and Wales Foundation, for example, remains one of the few grant-makers with a significant regional presence and its regional structure enables the Foundation to respond directly and effectively to local needs.

Foundation funding supports charities working to meet social and community needs. The main grants programmes are designed to address essential community needs and in particular, to support small under-funded charities. 41 per cent of the charities supported by the England and Wales Foundation in 2007 had a total income of £100,000 or less and 88 per cent had an income of £500,000 or less.

Corporate responsibility

Employee volunteering and fundraising

In addition to the Foundations’ support for local community causes, thousands of Lloyds TSB Group’s employees volunteer to help in their communities, raise funds for the Group’s Charity of the Year or make direct donations to charity using the UK’s Give As You Earn system. In 2007, the Foundations provided matched funding for over 33,000 hours of time volunteered by Lloyds TSB employees in the community and also matched over £768,000 of funds raised by employees for charities.

The Charity of the Year is chosen in an open ballot of staff. A team of Charity Champions across all parts of the Lloyds TSB Group leads the fundraising, inspiring and motivating their colleagues to organise and take part in events, sell pin badges and find new and innovative ways of raising money. In 2006 Lloyds TSB Group’s staff raised over £2 million for Breast Cancer Care. Barnardo’s is Lloyds TSB Group’s current charity partner and to date almost £1 million has been raised with fundraising initiatives continuing into 2008.

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

While Lloyds TSB Group’s direct carbon intensity is relatively low compared to other industry sectors, it still need to fully understand the potential financial impact of climate change on others that it may lend to or invest in, so that Lloyds TSB Group can manage the risks and identify business opportunities.

During 2007 Lloyds TSB Group consulted with senior management across all Lloyds TSB Group businesses to identify key climate-related risks and opportunities and to develop a programme to engage its employees and customers on the environment. Following the consultation, Lloyds TSB Group published a target to reduce its CO2 emissions by 30 per cent by 2012, based on 2002 levels. This is a stretching target and to achieve it Lloyds TSB Group will need to manage its energy consumption and efficiency together with its business travel.

Lloyds TSB Group has established a carbon reduction committee (reporting to the corporate responsibility steering group) to measure, monitor and manage progress against the target. Environmental impacts associated with major projects are calculated and that has helped Lloyds TSB Group to identify a number of property and IT related projects that will begin to deliver significant CO2 reductions from 2008. Over time, many of these will also deliver significant cost savings.

Of course, Lloyds TSB Group cannot eliminate all CO2 emissions so in 2007 Lloyds TSB Group also committed to becoming carbon neutral by offsetting those emissions that it cannot reduce. Lloyds TSB Group can confirm that in 2007 it purchased carbon credits through its carbon trading desk to achieve carbon neutrality.

Since 2006 Lloyds TSB Group has purchased part of its electricity from combined heat and power (CHP) sources, which have a lower carbon footprint than standard grid electricity. Some contracts for green electricity and CHP will expire before 2012 so progress towards the long-term target may fluctuate. Lloyds TSB Group will therefore continue to concentrate on reducing its energy consumption and unnecessary business travel. The CHP figures for 2006 were not included in Lloyds TSB Group’s 2006 report as it was still awaiting confirmation of their treatment from DEFRA at the time of reporting.

Lloyds TSB Group’s staff have responded enthusiastically to the challenge and are keen to be involved in environmental initiatives. Lloyds TSB Group is introducing a Lloyds TSB Group wide sustainability network in 2008 for employees at all levels to meet, share experiences and ideas, and to help fulfil its commitment to reducing its carbon footprint.

Greenhouse gas emissions
Tonnes CO2	2007	2006*	2005	2002 Baseline

Property	180,526	181,086	177,047	198,950

Property renewable	(18,164)	(18,944)	(14,606)	n/a

Travel	30,474	29,705	29,540	26,333

Total	192,836	191,847	191,981	225,283

Combined heat and power	(31,635)	(30,945)	n/a	n/a

Net total	161,201	160,902	191,981	225,283

*	2006 travel figures have been restated to reflect the fact that C&G travel data is now included and to provide a more accurate comparison between 2006 and 2007.

Management and employees

Directors and senior management

The Group is led by a board comprising executive and non-executive directors with wide experience. The appointment of directors is considered by the board and, following the provisions in the articles of association, they must stand for election by the shareholders at the first annual general meeting following their appointment and must retire, and may stand for re-election by the shareholders, at least every three years. Independent non-executive directors are appointed for three-year renewable terms, which may, in accordance with the articles of association, be terminated without notice or payment of compensation.

The board meets at least nine times a year. It has a programme designed to enable the directors regularly to review corporate strategy and the operations and results of the businesses and discharge their duties within a framework of prudent and effective controls relating to the assessing and managing of risk.

The roles of the chairman, the group chief executive and the board and its governance arrangements, including the schedule of matters specifically reserved to the board for decision, are reviewed annually. The matters reserved to the board for decision include the approval of the annual report and accounts and any other financial statements; the payment of dividends; the long term objectives of the Group; the strategies necessary to achieve these objectives; the Group’s budgets and plans; significant capital expenditure items; significant investments and disposals; the basis of allocation of capital within the Group; the organisation structure of the Group; the arrangements for ensuring that the Group manages risks effectively; any significant change in accounting policies or practices; the appointment of the Company’s main professional advisers and their fees; and the appointment of senior executives within the organisation and related succession planning.

According to the articles of association, the business and affairs of the Company are managed by the directors, who have delegated to management the power to make decisions on operational matters, including those relating to credit, liquidity and market risk, within an agreed framework.

All directors have access to the services of the company secretary, and independent professional advice is available to the directors at the Group’s expense, where they judge it necessary to discharge their duties as directors.

During the year, the board conducted a formal evaluation of its performance and that of its committees and individual directors, with advice and assistance from Dr Tracy Long, of Boardroom Review. Directors were invited to comment, through questionnaires and interviews, and the responses were reviewed and discussed by the board. Where areas for improvement were identified, action has been agreed.

The chairman’s performance was evaluated by the non-executive directors, taking account of the views of executive directors. This appraisal was discussed at a meeting of the non-executive directors, led by the senior independent director, without the chairman being present.

The remuneration committee reviewed the performance of the chairman, the group chief executive and the other group executive directors, when considering their remuneration arrangements. The nomination committee reviewed the performance of all the directors and the independence of non-executive directors. Like all board committees, the nomination committee and remuneration committee report to the board on their recommendations and decisions, including the results of the performance and independence evaluations.

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

The directors and senior management of Lloyds TSB Group plc are:

Sir Victor Blank◆◆†++

Chairman

Joined the board in 2006 as deputy chairman and became chairman in May 2006. Former partner in Clifford-Turner (now Clifford Chance) from 1969 to 1981 and chairman and chief executive of Charterhouse until 1997. Director of The Royal Bank of Scotland from 1985 to 1993 and of GUS from 1993 to 2006 (chairman from 2000). Chairman of Trinity Mirror from 1999 to 2006. A member of the Financial Reporting Council from 2002 to 2007 and a member of the Council of Oxford University from 2000 to 2007. A senior adviser to the Texas Pacific Group. Chairs two charities, WellBeing of Women and UJS Hillel, as well as the Council of University College School. Aged 65.

Wolfgang C G BerndtX◆††

Joined the board in 2003. Joined Procter and Gamble in 1967 and held a number of senior and general management appointments in Europe, South America and North America, before retiring in 2001. A non-executive director of Cadbury, GfK AG and Telekom Austria. Aged 65.

Ewan Brown CBE FRSE▲**+

Joined the board and became chairman of Lloyds TSB Scotland in 1999. Joined Noble Grossart in 1969 and was an executive director of that company until December 2003. A non-executive director of Noble Grossart and Stagecoach Group, senior governor of the Court of the University of St Andrews and vice chairman of the Edinburgh International Festival. A former chairman of tie and non-executive director of John Wood Group. Aged 66.

Jan P du PlessisX*◆

Joined the board in 2005. Chairman of British American Tobacco. Held a number of senior and general management appointments in Rembrandt Group from 1981, before joining Compagnie Financière Richemont as group finance director in 1988, a position he held until 2004. A former chairman of RHM from 2005 to 2007 and group finance director of Rothmans International from 1990 to 1995. Aged 54.

Philip N GreenX†*

Joined the board in May 2007. Appointed chief executive of United Utilities in 2006. Former chief executive of Royal P&O Nedlloyd from 2003 to 2005. Previously held senior positions in DHL from 1990 to 1999, becoming chief operating officer for Europe and Africa in 1994, and the Reuters Group from 1999 to 2003, becoming chief operating officer in 2001. A director of Business in the Community, a member of the UK Commission for Employment and Skills and a trustee of the Philharmonia Orchestra. Aged 54.

Sir Julian Horn-SmithX◆†+

Joined the board in 2005. Held a number of senior and general management appointments in Vodafone from 1984 to 2006 including a directorship of that company from 1996 and deputy chief executive officer from 2005. Previously held positions in Rediffusion from 1972 to 1978, Philips from 1978 to 1982 and Mars GB from 1982 to 1984. A non-executive director of Digicel Group, a member of the Altimo International advisory board and a senior adviser to UBS in relation to the global telecommunications sector. A former chairman of The Sage Group. Aged 59.

Lord LeitchX*◆+

Joined the board in 2005. Appointed chairman of Scottish Widows in 2007. Held a number of senior and general management appointments in Allied Dunbar, Eagle Star and Threadneedle Asset Management before the merger of Zurich Group and British American Tobacco’s financial services businesses in 1998. Subsequently served as chairman and chief executive officer of Zurich Financial Services (UK & Asia Pacific) until his retirement in 2004. Chairman of the government’s Review of Skills (published in December 2006) and deputy chairman of the Commonwealth Education Fund. Chairman of BUPA and Intrinsic Financial Services and a non-executive director of Paternoster and United Business Media. Former chairman of the National Employment Panel. Aged 60.

Sir David Manning GCMG CVOX◆†+

Joined the board on 1 May 2008. Entered the Foreign and Commonwealth Office in 1972 and held senior appointments, including HM ambassador to Israel between 1995 and 1998, foreign policy adviser to the Prime Minister from 2001 to 2003 and HM ambassador to the USA from 2003 to 2007. Aged 58.

Management and employees

J Eric Daniels

Group Chief Executive

Joined the board in 2001 as group executive director, UK retail banking before his appointment as group chief executive in June 2003. Served with Citibank from 1975 and held a number of senior and general management appointments in the USA, South America and Europe before becoming chief operating officer of Citibank Consumer Bank in 1998. Following the Citibank/Travelers merger in 1998, he was chairman and chief executive officer of Travelers Life and Annuity until 2000. Chairman and chief executive officer of Zona Financiera from 2000 to 2001. A non-executive director of BT Group (from 1 April 2008). Aged 56.

Michael E Fairey

Deputy Group Chief Executive (retiring on 30 June 2008)

Joined TSB Group in 1991 and held a number of senior and general management appointments before being appointed to the board in 1997 and deputy group chief executive in 1998. Joined Barclays Bank in 1967 and held a number of senior and general management appointments, including managing director of Barclays Direct Lending Services from 1990 to 1991. A non-executive director of The Energy Saving Trust and VTX Bidco. President of The British Quality Foundation and chairman of Race for Opportunity. Aged 59.

Archie G Kane

Group Executive Director, Insurance and Investments

Joined TSB Commercial Holdings in 1986 and held a number of senior and general management appointments in Lloyds TSB Group before being appointed to the board in 2000, as group executive director, IT and operations. Appointed group executive director, insurance and investments in October 2003. After some 10 years in the accountancy profession, joined General Telephone & Electronics Corporation in 1980, serving as finance director in the UK from 1983 to 1985. Chairman of the Association of British Insurers. Aged 55.

G Truett Tate

Group Executive Director, Wholesale and International Banking

Joined the group in 2003 as managing director, corporate banking before being appointed to the board in 2004. Served with Citigroup from 1972 to 1999, where he held a number of senior and general management appointments in the USA, South America, Asia and Europe. He was president and chief executive officer of eCharge Corporation from 1999 to 2001 and co-founder and vice chairman of the board of Chase Cost Management Inc from 1996 to 2003. A non-executive director of BritishAmerican Business Inc. A member of the fund-raising board of the National Society for the Prevention of Cruelty to Children. Aged 57.

Helen A Weir CBE

Group Executive Director, UK Retail Banking

Joined the board as group finance director in 2004 and was appointed group executive director, UK Retail Banking in April 2008. Group finance director of Kingfisher from 2000 to 2004. Previously finance director of B&Q from 1997, having joined that company in 1995, and held a senior position at McKinsey & Co from 1990 to 1995. Began her career at Unilever in 1983. A non-executive director of Royal Mail Holdings. A member of the Said Business School Advisory Board and a former member of the Accounting Standards Board. Aged 45.

Two non-executive directors, Dr DeAnne S. Julius and Mr G.J.N. Gemmell, left the board on 9 May 2007 and 30 September 2007 respectively. Terri Dial, Group Executive Director, UK Retail Banking, left the board on 18 April 2008.

Tim J W Tookey

Acting Group Finance Director (from 18 April 2008)
Joined Lloyds TSB Group in 2006 as deputy group finance director before his appointment as acting group finance director in April 2008. After some 11 years with KPMG, joined Heath Lambert Group as group finance director in 1996. Moved to Prudential UK & Europe in 2002, serving as finance director until 2006. Aged 45

*     Member of the audit committee     **     Chairman of the audit committee     ◆     Member of the nomination committee     ◆◆     Chairman of the nomination committee     †     Member of the remuneration committee     ††     Chairman of the remuneration committee     +     Member of the risk oversight committee     ++     Chairman of the risk oversight committee     X     Independent director      ▲     Senior independent director

Employees

As at 31 December 2007, Lloyds TSB Group employed 58,078 people (on a full-time equivalent basis), compared with 62,630 at 31 December 2006. At 31 December 2007 56,052 employees were located in the UK, 1,032 in continental Europe, 537 in the Americas, and 457 in the rest of the world. At the same date, 29,255 people were employed in UK Retail Banking, 4,848 in Insurance and Investments, 15,323 in Wholesale and International Banking, and 8,652 in other functions.

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

The Lloyds TSB Group has a code of business conduct which applies to all employees. The code as amended from time to time is available to the public on the Company’s website at www.lloydstsb.com.

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

The committee’s terms of reference are available from the company secretary and are displayed on the Group’s website www.lloydstsb.com.

Remuneration committee membership

•	Dr Berndt (chairman)

•	Sir Victor Blank

•	Mr Green

•	Sir Julian Horn-Smith

•	Sir David Manning

Directors’ remuneration policy

The Group’s remuneration policy is to ensure that individual rewards are aligned with the Group’s performance and the interests of its shareholders, and that cost effective packages are provided which attract and retain executive directors and senior management of the highest calibre and motivate them to perform to the highest standards. The main principles, which remain unchanged from last year, are:

•

FTSE 20 adopted as the comparator group used to benchmark overall competitiveness of the remuneration package whilst taking particular account of the remuneration practice of the Group’s direct competitors, namely the major UK banks. The FTSE 20 is regarded as providing a realistic and relevant comparison in terms of company size and sector, as well as being a key market for talent.

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

Composition of directors’ remuneration

In 2007 the total compensation of the executive directors consisted of components in the following proportions:

Note: Salary and benefits are the actual amounts received during 2007; pension for those directors in the defined benefits scheme (Messrs Daniels, Fairey and Kane) is the increase in actual transfer value for 2007; pension for those in the defined contribution scheme (Mr Tate and Mrs Weir) is the sum of the employer’s contribution and any cash pension supplement; pension for Ms Dial is the cash salary supplement she receives for choosing not to join the pension scheme; performance bonus is that payable in respect of 2007 and includes the value of any award made under the Group’s ‘shareplan’; and the value of the LTIP awarded in 2007 is the expected value calculated by using a ‘binominal’ model, which is a widely accepted methodology for this purpose.

Compensation

Chairman’s remuneration

The chairman’s remuneration comprises salary and benefits which are broadly similar to those extended to the executive directors. However, he does not participate in the annual bonus and long-term incentive arrangements, nor is he entitled to pension benefits.

The chairman’s salary is reviewed annually, usually in December, taking into account performance and market information and then adjusted from 1 January of the following year. His salary from 1 January 2008 is £640,000.

Independent non-executive directors’ fees

The fees of the independent non-executive directors are agreed by the board within a total amount determined by the shareholders. Directors may also receive fees, agreed by the board, for membership of board committees. The fees are designed to recognise the various responsibilities of a non-executive director’s role and to attract individuals with relevant skills, knowledge and experience. The fees are neither performance related nor pensionable and are comparable with those paid by other companies. The annual fees from 1 January 2008 are listed below with the figures applicable since the previous review in January 2007 in brackets.

Board	£65,000	(£60,000)
Audit committee chairmanship	£50,000	(£50,000)
Audit committee membership	£20,000	(£15,000)
Nomination committee membership	£5,000	(£5,000)
Remuneration committee chairmanship	£30,000	(£25,000)
Remuneration committee membership	£15,000	(£15,000)
Risk oversight committee membership	£15,000	(£15,000)

Independent non-executive directors who serve on the boards of subsidiary companies may also receive fees from the subsidiaries. The fees paid in 2007 to the current non-executive directors are shown in the table below:

2007 non-executive directors’ fees	Lloyds TSB Group					Lloyds TSB Scotland	Scottish Widows

	Board	Audit committee	Remuneration committee	Nomination committee	Risk oversight committee	Board	Board	2007 Total fees

W C G Berndt	60,000		25,000	5,000				90,000
Ewan Brown	60,000	50,000			15,000	26,000		151,000
J P du Plessis	60,000	15,000		5,000				80,000
P N Green	38,478	592	9,620		6,908			55,598
Sir Julian Horn-Smith	60,000		15,000	5,000	15,000			95,000
Lord Leitch	60,000	15,000		5,000	15,000		34,508	129,508

Executive director basic salaries

Basic salaries are reviewed annually, usually in December, taking into account individual performance and market information (which is provided by Towers Perrin) and then adjusted from 1 January of the following year. Basic salary increases for other employees across the Group will be generally in the range of 0-10 per cent. Whilst the salary increases awarded to executive directors are normally consistent with this policy, any variation will be supported by robust and independent competitive market analysis. The current and previous annual basic salaries for the executive directors are shown in the table below:

Name	J E Daniels	M E Fairey	T A Dial	A G Kane	G T Tate	H A Weir
As at 1 January 2008	£1,035,000	£630,000	£680,000	£590,000	£640,000	£625,000
As at 1 January 2007	£960,000	£600,000	£625,000	£550,000	£600,000	£575,000
% increase	7.8%	5.0%	8.8%	7.3%	6.7%	8.7%

Compensation

Annual incentive scheme

The annual incentive scheme for executive directors is designed to reflect specific goals linked to the performance of the business.

Incentive awards for executive directors are based upon individual contribution and overall corporate results. Half of the bonus opportunity is driven by corporate performance based on the stretching budget relating to profit before tax and economic profit. The lower of profit before tax and economic profit will determine the extent to which the target has been met. The other half of the bonus opportunity is determined by divisional achievement driven through individual performance. Individual targets relevant to improving overall business performance are contained in a balanced scorecard and are grouped under the following headings:

These targets are weighted differently for each of the executive directors, reflecting differing strategic priorities. The non-financial measures include key performance indicators relating to process efficiency, service quality and employee engagement.

The maximum bonus opportunity is 200 per cent (225 per cent for Mr Daniels) of basic salary for the achievement of exceptional performance targets. The maximum payment under the corporate half of the bonus is only available if exceptional performance is achieved against the stretching corporate budget. An amount equal to 50 per cent of this element of the bonus is available on the achievement of the stretching corporate budget. Failure to achieve at least 90 per cent of the stretching budget would result in no payment under the corporate half of the bonus.

Awards under the annual incentive scheme are made in cash only.

PricewaterhouseCoopers LLP check the calculation of the annual incentive payments for executive directors based on the achievement of performance against targets set. In respect of performance in 2007, the bonuses awarded to the directors and the relevant percentages are shown in the table below:

Name	J E Daniels	M E Fairey	T A Dial	A G Kane	G T Tate	H A Weir
Opportunity	225%	200%	200%	200%	200%	200%
Bonus awarded	£1,782,000	£780,000	£1,062,500	£770,000	£720,000	£891,250
% awarded	185.6%	130.0%	170.0%	140.0%	120.0%	155.0%

To enable meaningful comparisons to be made with 2006, the income statement amounts below exclude insurance related volatility (2007: a charge of £500 million; 2006: a credit of £410 million; refer to page 36 for more information), the profit on sale of businesses (2007: £657 million; 2006: £nil), settlement of overdraft claims in 2007 (£76 million) and the pension schemes related credit in 2006 (£128 million).

In 2007, the Group performed strongly against the backdrop of significant turbulence in global financial markets. The profit before tax increased by 6 per cent to £3,919 million and the economic profit increased by 9 per cent to £1,842 million. Excluding the £280 million charge arising from the market dislocation, the Group grew profits by 13 per cent from £3,710 million to £4,199 million. While the Group cannot overlook the impact of the dislocation on its results, the Group believes that these numbers are more reflective of its ongoing performance.

Excellent progress has also been made in cost management. Although costs grew by 1 per cent, there has been a significant cost:income ratio improvement to 49.0 per cent: the groupwide productivity improvement programme exceeded 2007 expectations and remains on track for benefits of approximately £250 million to be achieved in 2008.

Some of the key non-financial achievements include an increase in the Group customer CARE Index and the Group again won the award for Britain’s most trusted bank (for the seventh year in succession) and the CBI Corporate Bank of the year award (for the third year running). The Group has seen a strengthening of its risk framework, which has served the Group well in the current environment. The Group has also seen a further improvement in its Employee Engagement Index, which on a comparative basis places the Group above the financial services norm and in line with the high performing company score. TSR performance, particularly when tracked against the Group’s comparator group, also continues to improve.

Other key achievements within the three commercial divisions of the Group, which impact on the individual balanced scorecard elements of bonus awards made to Ms Dial, Mr Tate and Mr Kane, were:

•

Profit before tax from UK Retail Banking, excluding settlement of overdraft claims, increased by 17 per cent reflecting strong levels of franchise growth, excellent cost management and a slightly reduced impairment charge.

•

Profit before tax from Wholesale and International Banking decreased by 12 per cent, reflecting the £280 million reduction in profits as a result of market dislocation. Excluding this impact, profit before tax increased by 5 per cent, and in the relationship banking businesses, good trading momentum has continued.

•

Profit before tax from Insurance and Investments increased by 9 per cent. Strong progress was made in increasing bancassurance sales and the profit before tax from Scottish Widows Investment Partnership increased by 52 per cent, reflecting higher margins and an improved mix of business. The increased weather related claims, largely relating to the severe flooding in the UK, contributed to a 47 per cent reduction in profit before tax in the General Insurance business.

Compensation

Long-term incentive plan

The aim of the long-term incentive plan is to deliver shareholder value through linking the receipt of shares to an improvement in the performance of the Group over a three year period.

Awards in any one financial year will not normally exceed three times basic salary at the time of award. In exceptional circumstances this may be increased up to four times basic salary. Awards will lapse at the end of the performance period to the extent that the performance conditions have not been satisfied. There will be no retesting.

The award granted to each of the directors in 2007 was set at the maximum level of three times basic salary. This was to ensure that the total compensation package, including the value of long-term incentives, remains appropriately positioned against the market. Pending a wider review of executive remuneration and the need to ensure that the Group continues to provide a fully market competitive remuneration framework, following shareholder consultation the remuneration committee will be looking to exercise its discretion in 2008 to make enhanced long-term incentive awards for a number of directors. Any such awards will not exceed the overall limits of the plan as previously approved by shareholders.

Under the plan, awards of shares may be made, with the number of shares received subject to the satisfaction of two distinct pre-determined performance conditions, measuring performance of the Group.

50 per cent of any award granted (the ‘TSR Award’) will be based on a condition measuring the Company’s TSR against the comparator group listed below. In order for the TSR Award to vest in full, it will be necessary for the Company’s TSR to exceed the median of the TSR of the comparator group by an average of 7.5 per cent per annum.

17.5 per cent of the TSR Award (8.75 per cent of the total award) will vest where the Company’s TSR is equal to median and vesting will occur on a straight line basis in between these points. Where the Company’s TSR is below the median of the comparator group, the TSR Award will lapse.

The TSR performance period starts on the date awards are granted, and average the share price over three months before the grant date.

Other companies in the comparator group:

Alliance & Leicester	Aviva	Banco Santander	Barclays
Bradford & Bingley	Friends Provident	HBOS	HSBC Holdings
Legal & General	Northern Rock	Prudential	Royal Bank of Scotland
Royal & Sun Alliance	Standard Chartered

From 2008 Northern Rock will be removed from this comparator group following the Government’s decision to take this company into temporary public ownership.

The other 50 per cent of any award granted (the ‘EPS Award’) will be based on earnings per share (EPS) growth calculated on a compound annualised basis. In order for the EPS Award to vest in full, the EPS growth over the performance period must be at least equivalent to an average of the Retail Price Index (RPI) plus 6 per cent per annum. 17.5 per cent of the EPS Award (8.75 per cent of the total award) will vest where EPS growth is an average of the RPI plus 3 per cent per annum and vesting will occur on a straight line basis in between these points. Where the EPS growth is less than an average of the RPI plus 3 per cent per annum, the EPS Award will lapse.

EPS is the Group’s normalised earnings per ordinary share as shown in the Group’s report and accounts, adjusted if necessary for consistency. Details of the Group’s basic earnings per share are shown in the consolidated income statement on page F-3.

Details of previous long-term incentive plans are shown on pages 92 and 93.

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

Compensation

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

During 2007, Mr Fairey, Ms Dial and Mrs Weir received fees of £22,333, $38,000 and £42,500 respectively, which were retained by them, for serving as non-executive directors of other companies. In addition Mrs Weir received and retained £7,500 for serving as a member of the Accounting Standards Board in 2007.

Performance graphs

The first graph compares the Company’s TSR with the median TSR of the comparator group detailed on page 86. This is the comparator group used for the TSR performance conditions for executive share awards since 2005 (ie executive share options in 2005, performance share plan in 2005/06 and the long-term incentive plan since 2006).

The second graph illustrates the performance of the Group measured by TSR against a ‘broad equity market index’ over the past five years. The Group has been a constituent of the FTSE 100 index throughout this five year period.

Comparative TSR

Compensation	Audited information

Directors’ emoluments for 2007

	Salaries/	Other benefits		Performance- related	2007	2006
	fees £000	Cash £000	Non cash £000	payments £000	Total £000	Total £000

Current directors who served during 2007
Executive directors
J E Daniels	960	105	8	1,811	2,884	2,444
M E Fairey	600	35	7	798	1,440	1,885
T A Dial	625	285	4	1,081	1,995	1,719
A G Kane	550	20	20	787	1,377	1,252
G T Tate	600	21	27	738	1,386	1,303
H A Weir	575	83	19	909	1,586	1,310

Non-executive directors
Sir Victor Blank	600	20	11	30	661	405
W C G Berndt	90				90	72
Ewan Brown	151				151	134
J P du Plessis	80				80	67
P N Green	56				56	—
Sir Julian Horn-Smith	95				95	82
Lord Leitch	130				130	80

Former directors who served during 2007
G J N Gemmell	97				97	121
D S Julius	27				27	68
Others						315

	5,236	569	96	6,154	12,055	11,257

Mr Fairey waived fees payable to him as a director of Lloyds TSB Group Pension Trust (No.1) Limited and Lloyds TSB Group Pension Trust (No.2) Limited, which totalled £10,750 in 2007 (2006: £10,000 waived).

Mr Brown waived fees payable to him as a director and chairman of Lloyds TSB Group Pension Trust (No.1) Limited and Lloyds TSB Group Pension Trust (No.2) Limited, which totalled £15,500 in 2007 (2006: £14,750 waived).

Mr Gemmell left the board on 30 September 2007 but remained a director of Scottish Widows Group and received fees of £11,250 from that company for the period October to December 2007.

The cash column under ‘other benefits’ includes flexible benefits payments (4 per cent of basic salary), the tax planning allowances for Mr Daniels and Ms Dial, the housing allowance and pension scheme allowance for Ms Dial, payments to certain directors who elect to take cash rather than a company car under the car scheme and the cash balance of pension allowance for Mrs Weir. Sir Victor Blank has elected to take cash rather than a company car and the payment made to him includes a backdated payment in respect of the period May–December 2006.

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

Performance-related payments relate to cash bonuses based on group performance and the attainment of pre-determined targets relating to profit before tax and economic profit. These payments also include the value of any award made under shareplan, the first £3,000 of which is made in the form of shares in Lloyds TSB Group plc. The payment made to Sir Victor Blank relates to his participation in shareplan in 2007 and a backdated entitlement in respect of the period May–December 2006.

Compensation	Audited information

Directors’ pensions

The executive directors are members of one of the pension schemes provided by the Lloyds TSB Group with benefits either on a defined benefit or defined contribution basis. Those directors who joined the Lloyds TSB Group after 1 June 1989 and are members of a defined benefit scheme, have pensions provided on salary in excess of the earnings cap either through membership of a funded unapproved retirement benefits scheme (FURBS) or by an unfunded pension promise.

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

Defined contribution scheme members

Mr Tate is a member of a defined contribution scheme. During the year to 31 December 2007, the employer has made contributions to the defined contribution scheme in respect of him totalling £120,000.

Mrs Weir is a member of a defined contribution scheme. During the year to 31 December 2007, the employer has made contributions to the defined contribution scheme in respect of her totalling £52,708.

Defined benefit scheme members

	Accrued pension at 31 December 2007 £000 (a)	Accrued pension at 31 December 2006 £000 (b)	Change in accrued pension £000 (a)-(b)	Transfer value at 31 December 2007 £000 (c)	Transfer value at 31 December 2006 £000 (d)	Change in transfer value £000 (c)-(d)	Additional pension earned to 31 December 2007 £000 (e)	Transfer value of the increase £000 (f)

J E Daniels	147	120	27	2,878	2,100	778	23	443
M E Fairey	322	287	35	7,499	6,024	1,475	25	577
A G Kane	306	265	41	5,701	4,415	1,286	31	573

The disclosures in columns (a) to (d) are as required by the Companies Act 1985 Schedule 7A.

Columns (a) and (b) represent the deferred pension to which the directors would have been entitled had they left the Group on 31 December 2007 and 2006, respectively (ignoring the two-year requirement to qualify for a deferred pension).

Column (c) is the transfer value of the deferred pension in column (a) calculated as at 31 December 2007 based on factors supplied by the actuary of the relevant Lloyds TSB Group pension scheme in accordance with actuarial guidance note GN11. The basic method used to arrive at the factors has not changed during the year, but the underlying basis has been strengthened to allow for mortality improvements and a reduction in the long-term post-retirement investment return.

Column (d) is the equivalent transfer value, but calculated as at 31 December 2006 on the assumption that the director left service at that date.

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

Major changes to the legislation governing the provision of pensions in the UK (known as pension simplification) came into effect in April 2006. Benefits from an approved pension scheme will be limited to the Lifetime Allowance, currently £1.6 million which is equivalent to an annual pension of £80,000. Any benefit in excess of this amount will incur a tax charge for the individual. The Group has agreed that if an executive director has benefits in excess of the Lifetime Allowance they may cease to accrue benefits in the Scheme and receive a salary supplement as an alternative. This will not cost the Group more than the current arrangements. The Group will not compensate any individual in respect of any increased tax liability arising from pension simplification. To date, the executive directors affected have elected to continue to accrue benefits in the approved scheme.

Compensation	Audited information

Directors’ interests

As detailed on page 92, the executive directors beneficially owned in aggregate 309,410 bonus shares under the Lloyds TSB Performance Share Plan at 31 December 2007 (309,410 shares at 1 January 2007).

The interests, all beneficial, of those who were directors at 31 December 2007 in shares in Lloyds TSB Group were:

Shares	At 1 January 2007 (or later date of appointment)	At 31 December 2007

Executive directors
J E Daniels	165,174	166,023
M E Fairey	82,864	83,914
T A Dial	577	1,138
A G Kane	136,078	137,000
G T Tate	4,139	8,112
H A Weir	6,255	10,511

Non-executive directors
Sir Victor Blank	100,000	200,000
W C G Berndt	96,000	170,000
Ewan Brown	4,469	4,677
J P du Plessis	10,000	10,000
P N Green	—	5,000
Sir Julian Horn-Smith	5,000	5,000
Lord Leitch	10,000	10,000

The directors’ interests detailed above, in aggregate, represent 0.01% of the issued ordinary share capital of Lloyds TSB Group plc.

In addition, those who were directors at 31 December 2007 held, as at that date, options to acquire 5,965,237 shares, all of which were granted pursuant to the executive share option schemes, sharesave share option schemes and share retention plan; conditional awards of 1,048,858 performance shares under the Lloyds TSB Performance Share Plan; and conditional awards of 4,215,667 shares under the Lloyds TSB Long-Term Incentive Plan.

Non-beneficial interests.

Directors had non-beneficial interests as follows: Sir Victor Blank, Mr Daniels, Mr Fairey, Ms Dial, Mr Kane, Mr Tate and Mrs Weir, together with some 70,000 other employees, were potential beneficiaries in the 1,364 and 1,935,141 shares held at the end of the year by the Lloyds TSB qualifying employee share ownership trust and the Lloyds TSB Group employee share ownership trust respectively. 1,364 and 1,138,311 shares, respectively, were held by these trusts at the beginning of the year. In addition, the above directors, together with some 70,000 other employees, were potential participants in shareplan and were, therefore, treated as interested in the 931,478 shares held at the end of the year by the trustee of shareplan. 898,320 shares were held by the trustee at the beginning of the year.

Compensation	Audited information

Interests in share options

			Exercised/
	At	Granted	lapsed	At
	1 January	during	during	31 December	Exercise	Exercise periods
	2007	the year	the year	2007	price	From	To	Notes

J E Daniels	599,239		599,239	—	394.25p	21/2/2006	20/2/2013	d, i
	305,232		305,232	—	430p	14/8/2006	13/8/2013	d, i
	939,177			939,177	419.25p	18/3/2007	17/3/2014	d, g
	521,876			521,876	474.25p	17/3/2008	16/3/2015	e, h
	2,236			2,236	418p	1/6/2009	30/11/2009	a, h

M E Fairey	48,000			48,000	859.5p	15/5/2001	14/5/2008	b, f
	57,000			57,000	817p	2/8/2002	1/8/2009	b, g
	85,896			85,896	549.5p	6/3/2003	5/3/2010	c, g
	10,931			10,931	615.5p	8/8/2003	7/8/2010	c, g
	42,884			42,884	655p	6/3/2004	5/3/2011	c, g
	663,157		663,157	—	394.25p	21/2/2006	20/2/2013	d, i
	555,992			555,992	419.25p	18/3/2007	17/3/2014	d, g
	344,754			344,754	474.25p	17/3/2008	16/3/2015	e, h
	1,789			1,789	418p	1/6/2009	30/11/2009	a, h

T A Dial	464,134			464,134	474p	11/8/2008	10/8/2015	e, h

A G Kane	50,000			50,000	880p	4/3/2001	3/3/2008	b, f
	27,000			27,000	887.5p	4/3/2002	3/3/2009	b, g
	64,786			64,786	549.5p	6/3/2003	5/3/2010	c, g
	11,841			11,841	615.5p	8/8/2003	7/8/2010	c, g
	34,759			34,759	655p	6/3/2004	5/3/2011	c, g
	5,783			5,783	284p	1/6/2008	30/11/2008	a, h
	529,105		529,105	—	394.25p	21/2/2006	20/2/2013	d, i
	523,255			523,255	419.25p	18/3/2007	17/3/2014	d, g
	300,474			300,474	474.25p	17/3/2008	16/3/2015	e, h

G T Tate	348,837		348,837	—	430p	14/8/2006	13/8/2013	d, i
	268,336			268,336	419.25p	18/3/2007	17/3/2014	d, g
	195,409			195,409	403p	12/8/2007	11/8/2014	d, g
	300,474			300,474	474.25p	17/3/2008	16/3/2015	e, h
	3,851			3,851	418p	1/6/2011	30/11/2011	a, h

H A Weir	556,208			556,208	424.75p	29/4/2007	28/4/2014	d, g
	5,093			5,093	321p	1/11/2009	30/4/2010	a, h
	300,474			300,474	474.25p	17/3/2008	16/3/2015	e, h

Other share plan T A Dial	242,825			242,825	(see page 93)	1/6/2008	30/11/2008	h

a)	Sharesave.

b)	Executive option granted between March 1997 and August 1999.

c)	Executive option granted between March 2000 and March 2001.

d)	Executive option granted between February 2003 and August 2004.

e)	Executive options granted from March 2005.

f)	Exercisable.

g)	Not exercisable as the performance conditions had not been met.

h)	Not exercisable as the option has not been held for the period required by the relevant scheme.

i)	These share options lapsed as the performance condition had not been met.

Compensation	Audited information

The market price for a share in the Company at 1 January 2007 and 31 December 2007 was 577.5p and 472p, respectively. The range of prices between 1 January 2007 and 31 December 2007 was 451.25p to 614p.

None of the other directors at 31 December 2007 had options to acquire shares in Lloyds TSB Group plc or its subsidiaries.

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

February 2003 – August 2004

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

At the end of 2007 Lloyds TSB Group was ranked 9th after four years of the performance period for options granted in 2004.

Options granted in 2003 lapsed as the performance condition had not been met.

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

At the end of 2007 Lloyds TSB Group was ranked 5th after the three year performance period for options granted in 2005.

Lloyds TSB performance share plan

Under the plan, executive directors were required to defer 50 per cent of their bonus awards in 2005 and 2006 into shares in the Company, known as bonus shares. The number of bonus shares awarded was calculated after the deduction of income tax and national insurance from the deferred element of the bonus. The bonus shares are held on behalf of the executive for a period of three years before release.

Executives received a further award of ’performance shares’ on the basis of two performance shares for each bonus share. The receipt of the performance shares is dependent on the satisfaction of a TSR performance condition measured over three financial years of the Company.

The following bonus and performance shares relating to the bonus awards for 2004 and 2005 are available under the plan.

	Bonus shares		Performance shares			Bonus shares release and performance share award date

	At 1 January 2007	At 31 December 2007	At 1 January 2007	At 31 December 2007	Award price

J E Daniels	57,737	57,737	195,720	195,720	479p	18/3/2008
	50,944	50,944	172,694	172,694	566.10p	20/3/2009
M E Fairey	31,901	31,901	108,140	108,140	479p	18/3/2008
	22,459	22,459	76,134	76,134	566.10p	20/3/2009
T A Dial	16,909	16,909	57,322	57,322	566.10p	20/3/2009
A G Kane	22,171	22,171	75,156	75,156	479p	18/3/2008
	20,531	20,531	69,598	69,598	566.10p	20/3/2009
G T Tate	22,710	22,710	76,982	76,982	479p	18/3/2008
	27,358	27,358	92,738	92,738	566.10p	20/3/2009
H A Weir	16,628	16,628	56,366	56,366	479p	18/3/2008
	20,062	20,062	68,008	68,008	566.10p	20/3/2009

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

At the end of 2007 Lloyds TSB Group was ranked 5th after the three year performance period for the performance shares awarded in 2005.

Compensation	Audited information

Lloyds TSB long-term incentive plan

The following are conditional share awards available under the plan. The share price for the 2007 award was 539p. Further information regarding this plan can be found on page 86.

	At 1 January 2007	Awarded during the year	At 31 December 2007	Year of vesting

J E Daniels	507,692		507,692	2009
		534,322	534,322	2010
M E Fairey	328,846		328,846	2009
		333,951	333,951	2010
T A Dial	328,846		328,846	2009
		347,866	347,866	2010
A G Kane	288,460		288,460	2009
		306,122	306,122	2010
G T Tate	297,114		297,114	2009
		333,951	333,951	2010
H A Weir	288,460		288,460	2009
		320, 037	320,037	2010

The following table contains information on the performance conditions for awards made under the long-term incentive plan. The remuneration committee chose the relevant performance condition because it was felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

LTIP award	Performance conditions

May 2006

For 50 per cent of the award (the ‘EPS Award’) – the percentage increase in earnings per share of the Group (on a compound annualised basis) over the relevant period must be at least an average of 6 percentage points per annum greater than the percentage increase (if any) in the retail price index over the same period. If it is less than 3 per cent per annum the EPS Award will lapse. If the increase is more than 3 but less than 6 per cent per annum then the proportion of shares released will be on a straight line basis between 17.5 per cent and 100 per cent. The relevant period commenced on 1 January 2006 and ends on 31 December 2008.

For the other 50 per cent of the award (the ‘TSR Award’) – it will be necessary for the Company’s TSR to exceed the median of a comparator group (14 companies) over the relevant period by an average of 7.5 per cent per annum for the TSR Award to vest in full. 17.5 per cent of the TSR Award will vest where the Company’s TSR is equal to median and vesting will occur on a straight line basis in between these points. Where the Company’s TSR is below the median of the comparator group, the TSR Award will lapse. The relevant period commenced on 1 January 2006 and ends on 31 December 2008.

March 2007

For 50 per cent of the award (the ‘EPS Award’) – the performance condition was as described for May 2006 with the relevant performance period commencing on 1 January 2007 and ending on 31 December 2009.

For the other 50 per cent of the award (the ‘TSR Award’) – the performance condition was as described for May 2006 with the relevant performance period commencing on 8 March 2007 (the date of Award) and ending on 7 March 2010.

Alithos Limited provided information for the testing of the TSR performance conditions for the Group’s long-term incentive schemes. EPS is the Group’s normalised earnings per share as shown in the Group’s report and accounts, subject to such adjustments as the remuneration committee regard as necessary for consistency.

Lloyds TSB Group executive share plan 2005

At 31 December 2007, Ms Dial was the only participant in this plan. An option was granted to her in June 2005, to acquire 242,825 ordinary shares in Lloyds TSB Group plc for a total price of £1. The option was granted as part of the remuneration package considered necessary to attract her from the USA. On 28 March 2008, the Group announced that Ms Dial had decided to leave the Group and, in accordance with the terms of the plan, the options lapsed. Full details of the plan were set out in the 2005 annual report.

None of those who were directors at the end of the year had any other interest in the capital of Lloyds TSB Group plc or its subsidiaries.

The register of directors’ interests, which is open to inspection, contains full particulars of directors’ shareholdings and options to acquire shares in Lloyds TSB Group.

Corporate governance

Statement on US corporate governance standards

As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds TSB Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds TSB Group’s main listing is on the London Stock Exchange, it follows the principles contained in the combined code on corporate governance issued by the Financial Reporting Council. The Group has complied with the provisions of the code and has done so throughout the year regarding the provisions where the requirements are of a continuing nature. Key differences are set out below.

The board, rather than a separate corporate governance committee, sets the corporate governance principles applicable to the Company and conducts an annual evaluation of the performance of the board, its committees and its individual members.

The remuneration and nomination committees comprise the chairman and four and five independent non-executive directors respectively, rather than consisting entirely of independent directors.

The board and its committees

Audit committee

The audit committee comprises Mr du Plessis (who succeeded Mr Brown as chairman after the annual general meeting), Mr Brown, Mr Green and Lord Leitch, all of whom have been determined by the board to be independent directors. The committee’s terms of reference are available from the company secretary and are displayed on the Group’s website www.lloydstsb.com. The board of directors has determined that Mr du Plessis is an ‘audit committee financial expert’ (as defined in the rules under the U.S. Securities Exchange Act). Although Mr du Plessis has been identified as an audit committee financial expert for the purposes of the SEC’s rules, the committee members are selected with a view to the expertise and experience of the committee as a whole, and the committee reports to the board of directors as a single entity. The designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation. Nor does the designation of a person as an audit committee financial expert affect the duties, obligations or liability of any other member of the audit committee or board of directors.

During the year, the audit committee received reports from, and held discussions with, management and the auditors. In discharging its duties, the committee has approved the auditors’ terms of engagement, including their remuneration and, in discussion with them, has assessed their independence and objectivity (more information about which is given in note 10 to the consolidated financial statements, in relation to the procedure for approving fees for audit and non-audit work) and recommended their re-appointment at the annual general meeting. The committee also reviewed the financial statements published in the name of the board and the quality and acceptability of the related accounting policies, practices and financial reporting disclosures; the scope of the work of the group audit department, reports from that department and the adequacy of its resources; the effectiveness of the systems for internal control, risk management and compliance with financial services legislation and regulations (more information about which is given in the note about internal control on page 95); the results of the external audit and its cost effectiveness; and reports from the external auditors on audit planning and their findings on accounting and internal control systems. Procedures for handling complaints regarding accounting, internal accounting controls or auditing matters and for staff to raise concerns in confidence were established by the committee. The committee also had a meeting with the auditors, without executives present, and a meeting with the director of group audit alone.

Chairman’s committee

The chairman’s committee, comprising the chairman, the group chief executive and the deputy group chief executive, meets to assist the chairman in preparing for board meetings.

The committee exercises specific powers delegated to it by the board from time to time.

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

The committee exercises specific powers delegated to it by the board from time to time. To comply with the Group’s articles of association, only committee members who are also directors of the company participate in the exercising of any powers delegated by the board.

Nomination committee

The nomination committee, comprising Sir Victor Blank (chairman), Dr Berndt, Mr du Plessis, Sir Julian Horn-Smith, Lord Leitch and Sir David Manning, reviews the structure, size and composition of the board, taking into account the skills, knowledge and experience of directors and considers and makes recommendations to the board on potential candidates for appointment as directors. The committee also makes recommendations to the board concerning the re-appointment of any independent non-executive director by the board at the conclusion of his or her specified term; the re-election of any director by the shareholders under the retirement provisions of the articles of association; any matters relating to the continuation in office of a director; and the appointment of any director to executive or other office in the company, although the chairman of the company would not chair the committee when it was dealing with the appointment of a successor to the chairmanship of the company.

During the year, in accordance with the plans for the orderly succession for appointments to the board, the committee recommended the appointment of two non-executive directors. In that regard, detailed role specifications were drawn up, external search consultants were engaged and candidates were interviewed by committee members and other directors.

In addition, the directors agreed with the committee’s recommendation that Mr Brown be asked to remain on the board for a further year. This would enable the group to continue to benefit from his wide experience and maintain an appropriate balance of skills and experience on the board, as part of the plans for orderly succession for appointments. His continuing membership of the audit committee and understanding of the Group’s activities will be particularly helpful to the new chairman of that committee. Mr Brown remains the senior independent director and both the nomination committee and the board considered the matter very carefully and concluded that Mr Brown was independent in character and there were no relationships or circumstances which were likely to affect, or could appear to affect, the director’s judgement. As stated in the directors’ report, Mr Brown will stand for re-election at the annual general meeting, in accordance with the provisions of the combined code on corporate governance issued by the Financial Reporting Council which apply to independent non-executive directors who have served on the board for more than nine years from the date of their first election.

The committee’s terms of reference are available from the company secretary and are displayed on the Group’s website www.lloydstsb.com.

Corporate governance

Remuneration committee

Information about the remuneration committee’s membership and work is given in ‘Compensation’ on pages 83 to 93 and its terms of reference are available from the company secretary and are displayed on the Company’s website www.lloydstsb.com.

Risk oversight committee

The risk oversight committee comprises Sir Victor Blank (chairman), Mr Brown, Sir Julian Horn-Smith, Lord Leitch and Sir David Manning. All non-executive directors are also invited to attend meetings if they wish. The risk oversight committee’s duties include overseeing the development, implementation and maintenance of the Group’s overall risk management framework, and its risk appetite, strategy, principles and policies, to ensure they are in line with emerging regulatory, corporate governance and industry best practice. The committee also oversees the Group’s risk exposures; facilitates the involvement of non-executive directors in risk issues and aids their understanding of these issues; oversees adherence to Group risk policies and standards and considers any material amendments to them; and reviews the work of the Group Risk division.

Attendance at meetings

The attendance of directors at board meetings and at meetings of the audit, nomination, remuneration and risk oversight committees during 2007 was as follows:

	Board	Audit committee	Nomination committee	Remuneration committee	Risk oversight committee

Number of meetings during the year	14	6	4	4	4

Current directors who served during 2007
W C G Berndt	14		4	4
Sir Victor Blank	14		4	4	4
Ewan Brown	14	6			4
J E Daniels	14
J P du Plessis	13	6	4
M E Fairey	14
P N Green[1]	8			3	1
Sir Julian Horn-Smith	12		4	4	3
A G Kane	14
Lord Leitch	13	6	3		4
G T Tate	14
H A Weir	14

Former directors who served during 2007
G J N Gemmell[2]	10	3
D S Julius[3]	1
T A Dial[4]	14

[1]	Appointed to the board and remuneration committee from 10 May 2007 and the audit committee from 14 December 2007. A member of the risk oversight committee from 1 July 2007 to 14 December 2007.

[2]	Left the board on 30 September 2007.

[3]	Left the board on 9 May 2007.

[4]	Left the board on 18 April 2008.

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

The directors and senior management are committed to maintaining a control-conscious culture across all areas of operation. This is communicated to all employees by way of published policies and procedures and regular management briefings. A requirement to comply with internal control risk policies is a key component of individual staff objectives expressed in the balanced scorecard. Key business risks are identified, and these are controlled by means of procedures such as physical controls, credit, trading and other authorisation limits and segregation of duties. In addition, there is an annual control self assessment exercise whereby the key businesses and head office functions review specific controls and attest to the accuracy of their assessments. The assessment covers all EWRM categories and is in accordance with the principles of the Combined Code. As in previous years, this exercise was completed for the year ended 31 December 2007. All returns have been satisfactorily completed and appropriately certified.

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

Disclosure controls and procedures

As of 31 December 2007, the Lloyds TSB Group, under the supervision and with the participation of the Lloyds TSB Group’s management, including the group chief executive and the group finance director, performed an evaluation of the effectiveness of the Lloyds TSB Group’s disclosure controls and procedures. Based on this evaluation, the group chief executive and group finance director concluded that the Lloyds TSB Group’s disclosure controls and procedures, as at 31 December 2007, were effective for gathering, analysing and disclosing with reasonable assurance the information the Lloyds TSB Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds TSB Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

Corporate governance

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

Management report on internal control over financial reporting

The management of Lloyds TSB Group plc is responsible for establishing and maintaining adequate internal control over financial reporting. Lloyds TSB Group plc’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Lloyds TSB Group’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and directors of Lloyds TSB Group plc; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of Lloyds TSB Group’s assets that could have a material effect on the financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Lloyds TSB Group plc’s management assessed the effectiveness of the Lloyds TSB Group’s internal control over financial reporting as at 31 December 2007 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’) in its report ‘Internal Control – Integrated Framework’. Based on this assessment, management concluded that, as at 31 December 2007, the Lloyds TSB Group’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an audit report on the Lloyds TSB Group’s internal control over financial reporting as of 31 December 2007. This report appears on page F-2.

Major shareholders and related party transactions

Major shareholders

At 8 May 2008, notifications had been received that Legal & General Investment Management Limited had a direct interest of 4.11% (232,229,960 shares) and, Barclays PLC and The Capital Group Companies, Inc, had interests of 3.84% (216,216,951 shares) and 4.86% (272,152,525 shares), respectively, in Lloyds TSB Group’s issued share capital with rights to vote which are exercisable in all circumstances at general meetings. Lloyds TSB Group plc does not know of any other shareholder with an interest in three per cent or more of the voting rights.

All shareholders within a class of the Company’s shares have the same voting rights. Lloyds TSB Group plc is not owned or controlled directly or indirectly by another corporation or by any government and Lloyds TSB Group plc is unaware of any arrangements which might result in a change in control.

Related party transactions

Lloyds TSB Group, as at 31 December 2007, had related party transactions with 15 key management personnel. See note 45 to the consolidated financial statements. The transactions in question were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavourable features.

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

The FSA carries out its supervision of UK financial institutions through the collection of information from a series of prudential returns covering sterling and non-sterling operations, on-site reviews (through its ARROW reviews and through industry-wide Thematic Reviews), desk-based reviews, meetings with senior management and reports obtained from skilled persons. For major retail groups such as Lloyds TSB, a dedicated relationship team coordinates much of this activity via its ‘Close and Continuous’ supervision regime.

Regular prudential reports required by the FSA include operating statements and returns covering (amongst other things) capital adequacy, liquidity, large single exposures and large exposures to related borrowers. Capital adequacy returns are submitted on a periodic basis for all the authorised institutions within the Lloyds TSB Group. Regular non-prudential reports required by the FSA include complaints data, daily transaction reporting returns, and product sales data. Some returns are submitted on a consolidated basis for the Lloyds TSB Group, whilst others are provided on a legal entity basis, depending on the requirements set out within the relevant FSA rules. The FSA rules are currently undergoing substantial revision via its Integrated Regulatory Reporting Programme, which is coming fully into effect during 2008. The Lloyds TSB Group was fully involved in the consultative process with the regulatory authorities and is implementing the required changes.

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

A key theme running through most of the FSA’s rules and regulations is the concept of Treating Customers Fairly (‘TCF’), linked to Principle Six of the FSA’s Principles for Businesses. By the end of March 2008, the FSA expected all firms to be able to demonstrate that they had developed appropriate management information to enable their delivery of TCF to be monitored, and appropriate mitigating actions to be put in place where required. By the end of 2008, the FSA further requires all firms to demonstrate that full TCF compliance has been embedded within their business activity, operations and culture.

Financial Services Guarantee Schemes in the UK

Under the FSMA a compulsory single, industry wide, investor’s compensation scheme, the Financial Services Compensation Scheme (the ‘Scheme’) has been set up. All authorised institutions are required to be members of the Scheme and are subject to a levy in proportion to their deposit base or volume of business undertaken. The Scheme applies to business undertaken by an FSA authorised institution or by the UK branch of a European Economic Area firm carrying on ‘home state regulated activity’.

FSMA allows for the establishment of different funds for different kinds of business and for different maximum amounts of claim:

•

Bank depositors (who are eligible claimants) in the UK are provided with protection for their deposits with authorised institutions. Depositors with an institution which has been declared insolvent are entitled to receive 100 per cent of the first £35,000 of their protected deposits from the Scheme, including both principal and accrued interest.

•

Investors can obtain a maximum award for compensation, if they have a claim against a firm which subsequently could not pay, of £48,000 (100 per cent of the first £30,000 and 90 per cent of the next £20,000).

•	Long-term insurance contracts compensation is limited to 100 per cent of the first £2,000 plus 90 per cent of the remainder of the value of the contract with no maximum.

The UK tri-partite authorities (the FSA, HM Treasury and the Bank of England) are currently consulting on further potential changes to the bank deposit protection component of the Scheme.

Authorised firms within the Lloyds TSB Group

There are currently 24 authorised institutions within the Lloyds TSB Group. These are regulated by the FSA on both an individual and a consolidated basis.

There are five UK authorised banks: Lloyds TSB Bank plc, Lloyds TSB Scotland plc, Lloyds TSB Private Banking Limited, Scottish Widows Bank plc and AMC Bank Limited.

The investment firms authorised within the Group are: Scottish Widows Investment Partnership Limited, Lloyds TSB Development Capital Limited, Lloyds TSB Venture Managers Limited, Lloyds TSB Financial Consultants Limited, Lloyds TSB Independent Financial Advisers Limited, Cheltenham & Gloucester plc, SWIP Fund Management Limited, Scottish Widows Unit Trust Managers Limited, Scottish Widows Fund Management Limited, Lloyds TSB Investments Limited and SWIP Multi-Manager Funds Limited.

The regulated entities conducting insurance, life and pensions business are: Black Horse Limited, Lloyds TSB Insurance Services Limited, Lloyds TSB General Insurance Limited, Scottish Widows Annuities Limited, Pensions Management (SWF) Limited, Scottish Widows Unit Funds Limited, Scottish Widows plc and Scottish Widows Administration Services Limited.

Regulation

Basel II

Basel II has been implemented throughout the EU through the Capital Requirements Directive (which is discussed below under European Union Impact for UK Financial Services Regulation). This came into force for all European banks on 1 January 2007, following a consultative process which continued throughout 2006. Transitional provisions meant, however, that Lloyds TSB Group was not required to be in compliance with all of the rules until 1 January 2008. The Group received permission from the FSA during 2007 to adopt, from 1 January 2008, the Internal Ratings Based (IRB) approach to credit risk and the Advanced Measurement Approach to operational risk, following earlier waiver applications to the FSA and performance of work to ensure that the standards required by these advanced approaches would be met. The adoption of these approaches will also be a benefit to the Group in terms of its internal capital allocation.

Other relevant legislation and regulation

Financial Ombudsman Service (‘FOS’)

The FOS was established at N2 pursuant to the FSMA to provide customers with a free and independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The FOS resolves disputes that cover most financial products and services provided in (or from) the UK, from insurance and pension plans to bank accounts and investments, for eligible complainants, private individuals and small businesses, charities or trusts. The jurisdiction of FOS was extended in 2007 to include firms conducting activities under the Consumer Credit Act. Although the FOS takes account of relevant regulation and legislation, their guiding principle is to resolve cases on the basis of what is fair and reasonable; in this regard, the FOS is not bound by law or even its own precedent. The decisions made by the FOS are binding on firms.

Banking Code Standards Board

The Banking Code Standards Board monitors compliance with the Banking Code and the Business Banking Code. These Codes are voluntary codes agreed by UK banks and building societies that initially became effective in 1992, with several subsequent revisions, and which have been adopted by Lloyds TSB Group. The Banking Code and Business Banking Code define the responsibilities of the banks and building societies to their personal customers and smaller business customers respectively in connection with the operation of their UK accounts and set out minimum standards of service that these customers can expect from institutions which subscribe to the codes.

Office of Fair Trading (‘OFT’)

The OFT is responsible for regulating implementation of the Consumer Credit Act 1974 which regulates both brokerage and lending activities in the provision of personal secured and unsecured lending. The OFT is also responsible for regulating issues such as credit card default fees, payment protection insurance (in conjunction with the FSA), and payment services. The OFT may also refer investigations to the Competition Commission (an independent public body established by the Competition Act 1998).

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

Financial institutions, such as those in the Lloyds TSB Group, are primarily regulated in their home state by a local regulator but the EU directives prescribe minimum criteria for the authorisation of such institutions and the prudential and conduct of business supervision applicable to them. Different directives require member states to give ‘mutual recognition’ to each other’s standards of regulation through the operation of a ‘passport’ concept. This passport gives a financial institution which has been authorised in its ‘home’ state the freedom to establish branches in, and to provide cross-border services into, other member states without the need for additional local authorisation.

Key directives implemented in 2007, or currently being considered, include:

•

Capital Requirements Directive – this came into effect on 1 January 2007 and implements Basel II throughout the EU for banks and investment firms. The final rules for the UK jurisdiction were published during 2006, resulting in substantial changes to the capital adequacy rules applying to the Lloyds TSB Group. The Group was fully involved in the consultative process with the regulatory authorities. The new framework covers three main areas:

	–	Minimum capital requirements and methodologies for allocation of regulatory capital for credit and other risks including operational risk;

	–	A supervisory review process, including the setting of capital ratios by bank supervisors; and

	–	Improvement of transparency in the financial system by reliable and timely disclosure of risk information.

The above section on Basel II gives further detail regarding the timing of implementation for Lloyds TSB Group.

•

Markets in Financial Instruments Directive (MiFID) – this is one of the key initiatives of the EU’s Financial Services Action Plan. It came into effect in November 2007 and has replaced the 1996 Investment Services Directive. MiFID provides a framework of key regulations to be implemented into the domestic law of each EU member state in an effort to harmonise the conduct of investment business and the regulation of securities execution venues across the EEA. For example, MiFID:

	–	Extended the coverage of the current regime in terms of both firms and products;

	–	Introduced more extensive requirements, in particular in relation to conduct of business (both business operations and customer interaction); and

	–	Detailed additional governance requirements, such as organisation of risk functions, outsourcing and conflicts of interest management.

•

Third Money Laundering Directive – this came into effect in the UK on 17 December 2007 following enactment in the 2007 Money Laundering Regulations. It is designed to strengthen the fight against money laundering and terrorist financing and embodies the risk-based approach to AML compliance. It provides a common EU basis for implementing the revised Financial Action Task Force (‘FATF’) Recommendations (issued in June 2003) and replaces the 1st and 2nd Money Laundering Directives. Although some enhancements to the Group’s processes continue to be implemented, the Group believes its systems and controls were fully compliant with the requirements of the Directive by the implementation date. Changes arising through this Directive have been incorporated into a revised version of the UK’s Joint Money Laundering Steering Group (‘JMLSG’) Guidance Notes.

A number of other EU directives, including the Unfair Commercial Practices Directive, the Acquisitions Directive and the Payment Services Directive are currently being implemented in the UK. The EU is also considering regulatory proposals for, inter alia, Consumer Credit, Mortgage Credit, the Single European Payments Area and capital adequacy requirements for insurance companies (Solvency II).

Regulation

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

	Price per share (in pence) High	Price per share (in pence) Low

Annual prices:
2007	614.00	451.25
2006	581.00	489.75
2005	509.00	439.50
2004	476.25	391.75
2003	483.00	295.75
2002	817.00	427.50
2001	772.00	590.00
2000	774.50	517.00
1999	1,060.00	725.00
1998	1,075.00	575.50
Quarterly prices:
2008
First quarter	482.25	373.50
2007
Fourth quarter	571.50	451.25
Third quarter	572.00	513.00
Second quarter	587.00	551.50
First quarter	614.00	532.00
2006
Fourth quarter	581.00	539.50
Third quarter	544.00	507.00
Second quarter	552.00	491.50
First quarter	573.50	489.75
Monthly prices:
April 2008	483.25	421.00
March 2008	461.75	397.75
February 2008	482.25	395.75
January 2008	471.50	373.50
December 2007	504.50	461.25
November 2007	531.00	451.25

On 8 May 2008, the closing price of shares on the London Stock Exchange was 443.75 pence, equivalent to $8.67 per share translated at the Noon Buying Rate of $1.9543 per £1.00 on 8 May 2008.

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

The following table shows the reported high and low closing prices for the ADRs in the over-the-counter market in the US.

	Price per ADR (in US dollars) High	Price per ADR (in US dollars) Low

Annual prices:
2001 (to 26 November 2001)	46.00	34.75
2000	45.27	33.50
Quarterly prices:
2001
Fourth quarter (to 26 November 2001)	43.88	38.25
Third quarter	44.00	35.50
Second quarter	43.94	38.94
First quarter	46.00	34.75

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS (in US dollars) High	Price per ADS (in US dollars) Low

Annual prices:
2007	48.44	36.70
2006	45.41	34.72
2005	39.06	31.12
2004	36.88	29.47
2003	32.55	19.65
2002	48.55	27.85
2001 (from 27 November 2001)	44.99	41.30
Quarterly prices:
2008
First quarter	38.52	31.12
2007
Fourth quarter	46.95	36.70
Third quarter	47.22	41.25
Second quarter	47.20	44.72
First quarter	48.44	41.64
2006
Fourth quarter	45.41	40.70
Third quarter	40.70	38.00
Second quarter	40.38	36.91
First quarter	40.32	34.72
2005
Fourth quarter	34.46	31.12
Third quarter	36.20	32.82
Second quarter	36.50	33.16
First quarter	39.06	35.12
2004
Fourth quarter	36.88	31.35
Third quarter	31.61	29.47
Second quarter	32.90	29.59
First quarter	36.36	30.15
Monthly prices:
April 2008	38.56	33.52
March 2008	37.25	32.67
February 2008	38.52	31.52
January 2008	37.14	31.12
December 2007	41.47	36.70
November 2007	43.96	37.02

On 8 May 2008, the closing price of ADSs on the New York Stock Exchange was $34.80.

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

The table below sets out the interim and final dividends which were declared in respect of the ordinary shares for fiscal years 2001 through 2007. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date.

	Interim dividend per share (£)	Interim dividend per share ($)	Final dividend per share (£)	Final dividend per share ($)

2001	0.102	0.149	0.235	0.344
2002	0.107	0.167	0.235	0.374
2003	0.107	0.178	0.235	0.421
2004	0.107	0.190	0.235	0.447
2005	0.107	0.189	0.235	0.433
2006	0.107	0.202	0.235	0.468
2007	0.112	0.228	0.247	0.482

There are no UK governmental laws, decrees or regulations that affect the remittance of dividends or other shareholder payments to non-residents of the UK who hold shares of Lloyds TSB Group plc.

Memorandum and articles of association of Lloyds TSB Group plc

A summary of the material provisions of Lloyds TSB Group plc’s memorandum and articles of association is set out below. This has been updated from the summary that was incorporated into Lloyds TSB Group plc’s annual report on Form 20-F for the year ended 31 December 2006 filed with the SEC on 8 June 2007 and in addition to summarising the provisions of the articles currently in force, includes a summary of the changes to the memorandum and articles of association approved by the shareholders of Lloyds TSB Group plc at its annual general meeting in May 2008 that will become effective on 1 October 2008.

Lloyds TSB Group plc is incorporated in Scotland under the UK Companies Act 1985 with registered number SC95000.

Current memorandum and articles of association

Objects of Lloyds TSB Group plc

Lloyds TSB Group plc’s objects are:

•

Clause 4(1)(a) of the memorandum of association of Lloyds TSB Group plc (the ‘Memorandum’): to take over and hold all or such part of the property and rights, and to assume and undertake all or such part of the liabilities and obligations, of the Trustee Savings Banks Central Board (‘the Central Board’), Trustee Savings Banks (Holdings) Limited (‘TSB Holdings’) and the trustee savings banks (meaning the banks defined as the existing banks in the Trustee Savings Banks Act 1985, the ‘TSBA’) as shall be transferred to and vested in Lloyds TSB Group plc under the TSBA; and

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

Memorandum and articles of association of Lloyds TSB Group plc

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

Electronic communications

Lloyds TSB Group plc has the right to offer shareholders the opportunity to have documents and information made available to them through Lloyds TSB Group plc’s website and in electronic form.

New articles of association

General

At the Lloyds TSB Group plc annual general meeting in May 2008, shareholders approved certain changes to the articles of association that will become effective on 1 October 2008. The amendments reflect recent changes in the law following the bringing into force of certain provisions of the Companies Act 2006 (the ‘new act’). The amendments, together with an explanation of the rationale behind them, are summarised below.

Definitions and form of resolution

Certain definitions and expressions used throughout the articles of association will be changed to align them with definitions and expressions used in the new act. As the concept of an extraordinary resolution has not been retained in the new act provisions relating to extraordinary resolutions will be removed from the articles of association.

Convening annual and other general meetings

The provisions in the articles of association dealing with the convening of general meetings and the length of notice required to convene general meetings will be amended such that a general meeting (other than an annual general meeting) to consider a special resolution may be convened on 14 days’ notice, whereas previously, 21 days’ notice was required.

Chairman’s casting vote

The provisions in the articles of association giving the chairman a casting vote on an ordinary resolution will be removed as the new act no longer permits such rights to be vested in the chairman.

Proxies

Under the new act, a proxy is entitled to exercise the rights to attend and to speak and vote at a meeting of the company. The time limits for the appointment or termination of a proxy appointment have been altered by the new act so that the articles of association cannot provide that they should be received more than 48 hours before the meeting or adjourned meeting, or in the case of a poll taken more than 48 hours after it was demanded, more than 24 hours before the time for taking of a poll, with weekends and bank holidays been permitted to be excluded for this purpose. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to different shares by the shareholder. Changes to the articles of association will be amended to reflect these provisions of the new act.

Corporate representatives

The new act expressly confirms the right of a corporate shareholder to appoint multiple corporate representatives and the new articles will reflect this.

Conflicts of interest and authorisation of director’s interests

The new act sets out a director’s general duties, which largely codifies the existing law, but with some changes. Under the new act, from 1 October 2008, a director must avoid a situation where he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the company’s interests. This requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. Currently, directors discuss such proposed positions with the company before taking them up and there are actions directors can take to avoid a breach of their duties if an actual conflict arises. The new act allows directors of public companies, where appropriate, to authorise conflicts and potential conflicts where the articles of association contain a provision to this effect. The articles of association will be amended to contain other provisions for dealing with directors’ conflicts of interest to avoid a breach of duty. This change to the articles of association, to take effect from 1 October 2008, would give the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when the directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision and secondly, in taking the decision, the directors must act in a way they consider, in good faith, will be most likely to promote the company’s success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate. Save as permitted by the articles of association, and whether or not the interest is authorised or permitted elsewhere under the articles of association, a director shall not be entitled to vote on any contract, proposed transaction or arrangement in which he or she or a person connected with him or her is interested. Directors have a duty to disclose the nature and extent of any matter in which they are interested, directly or indirectly.

The changes to the articles of association will mean that the articles of association will be consistent with the new act providing the directors with the maximum flexibility in the conduct of business on behalf of the company.

Directors’ liabilities

The new act has widened the scope of powers of the company to indemnify directors and to fund expenditure incurred in connection with certain actions against directors. The exemption, which allows the company to provide money for the purpose of funding a director’s defence in court proceedings, now also expressly covers regulatory proceedings and the articles will be amended to reflect this.

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

Taxation

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

US federal income tax considerations

The following summary describes material US federal income tax consequences of the ownership and disposition of ADSs or ordinary shares to US holders (defined below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to hold such securities. The summary applies only to US holders that hold ADSs or ordinary shares as capital assets and does not address special classes of holders, such as:

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

In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Such actions would also be inconsistent with the reduced rate of tax applicable to dividends received by certain non-corporate US holders. Accordingly, the analysis of the reduced rate of tax applicable to dividends received by certain non-corporate US holders described below could be affected by actions that may be taken by parties to whom ADSs are pre-released. The summary is based upon tax laws of the US including the Internal Revenue Code of 1986, as amended, (the ‘Code’), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. Prospective purchasers of the ADSs or ordinary shares should consult their own tax advisers as to the US, UK or other tax consequences of the ownership and disposition of such securities in their particular circumstances, including the effect of any US state or local tax laws.

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

Taxation of distributions

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined in accordance with US federal income tax principles). Because Lloyds TSB Group plc does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US holders as dividends. The amount of the dividend will be treated as foreign-source dividend income to US holders and will not be eligible for the dividends-received deduction generally allowed to US corporations under the Code.

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

Taxation

The amount of the dividend will equal the US dollar value of the pounds sterling received, calculated by reference to the exchange rate in effect on the date such distribution is received by the Depository (in the case of ADSs) or by the US holder (in the case of shares) regardless of whether the payment is converted into US dollars on the date of receipt. If the pounds sterling received as a dividend are not converted into US dollars on the date of receipt, then the US holder’s tax basis in the pounds sterling received will equal such dollar amount and the US holder may realise a foreign exchange gain or loss on the subsequent conversion into US dollars. Generally, any gains or losses resulting from the conversion of pounds sterling into US dollars will be treated as US source ordinary income or loss.

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

Any amount withheld under these rules may be creditable against the US holder’s federal income tax liability. A US holder who does not provide a correct taxpayer identification number may be subject to certain penalties.

Where you can find more information

The documents concerning the Lloyds TSB Group which are referred to herein may be inspected at the Securities and Exchange Commission (‘SEC’). You may read and copy any document filed or furnished by the Group at the SEC’s public reference rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. The SEC also maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that the Group has filed electronically with the SEC.

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

Risk factors

Set out below are certain risk factors which could affect Lloyds TSB Group’s future results and cause them to be materially different from expected results. Lloyds TSB Group’s results could also be affected by competition and other factors. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties Lloyds TSB Group’s businesses face. For information on Lloyds TSB Group’s risk management policies and procedures, see ‘Operating and financial review and prospects – Risk management’.

Lloyds TSB Group’s businesses are subject to inherent risks arising from general and sector specific UK and international economic conditions. The development of adverse conditions in the UK or in other major economies could cause profitability to decline

Lloyds TSB Group’s businesses are subject to inherent risks, arising from general and sector specific UK and international economic conditions, which can change the level of demand for, and supply of, Lloyds TSB Group’s products and services. A general deterioration in the UK economy could reduce Lloyds TSB Group’s profit from its UK financial services businesses. A general deterioration in any other major world economy could also adversely impact Lloyds TSB Group’s profitability. See ‘Operating and financial review and prospects – Risk management – Risk management framework – Principal risks’.

Lloyds TSB Group’s businesses are inherently subject to the risk of market fluctuations, which could reduce profitability

Lloyds TSB Group’s businesses are inherently subject to the risk of market fluctuations. The most significant market risks Lloyds TSB Group faces are those that impact the Group’s pension schemes, principally equity risk and interest rate risk; adverse market movements would have an effect upon the financial condition of the pension schemes which would be reflected in the Lloyds TSB Group’s financial statements. Interest rate risk, foreign exchange risk and credit spread risk arise from banking and trading activities while equity risk is also present in the insurance businesses – these also affect the financial statements. The Group’s future earnings could also be affected by depressed asset valuations, such as those resulting from poor market conditions. See ‘Operating and financial review and prospects – Risk management – Market risk’ for a discussion of these risks.

Lloyds TSB Group’s businesses are subject to inherent risks concerning counterparty credit quality which could affect the recoverability and value of assets on Lloyds TSB Group’s balance sheet

Lloyds TSB Group’s businesses are subject to inherent risks regarding the credit quality of customers and market counterparties. Changes in the credit quality of Lloyds TSB Group’s UK and/or international borrowers and counterparties, or in their behaviour, or arising from systemic risks in the financial systems, could reduce the value of Lloyds TSB Group’s assets, and increase allowances for impairment losses. Any change in credit quality, or perceived change thereto, could also change the market prices of marked-to-market assets resulting in Lloyds TSB Group incurring reduced profits or reductions in its reserves. In addition, changes in economic conditions may result in a deterioration in the value of security held against lending exposures and increase the risk of loss in the event of borrower default. See ‘Operating and financial review and prospects – Risk management – Credit risk’.

Lloyds TSB Group’s businesses are subject to inherent risks concerning liquidity which could affect Lloyds TSB Group’s ability to meet its financial obligations as they fall due

Lloyds TSB Group’s businesses are subject to risks concerning liquidity, which are inherent in its banking operations, and could affect Lloyds TSB Group’s ability to meet its financial obligations as they fall due or to fulfil commitments to lend. Such an impact could arise from events outside of Lloyds TSB Group’s control such as market dislocation (for example, the liquidity constraints faced in the second half of 2007 in the structured credit markets) or systemic shocks. See ‘Operating and financial review and prospects – Risk management – Financial soundness’.

Lloyds TSB Group is subject to the risk that it has insufficient capital resources to meet the minimum required by its regulators

Lloyds TSB Group is subject to the risk, inherent in all regulated businesses, that it has insufficient capital resources to meet the minimum regulatory capital requirements specified by its regulators; a shortage of available capital would also affect Lloyds TSB Group’s ability to continue its organic growth or to pursue acquisition or other strategic opportunities. See ‘Operating and financial review and prospects – Risk management – Financial soundness’.

Lloyds TSB Group’s insurance businesses are subject to inherent risks relating to demographic developments, changing customer behaviour, adverse weather and similar contingencies outside their control. Development of adverse conditions could reduce profitability

Lloyds TSB Group’s insurance businesses are subject to a number of inherent risks including those relating to demographic developments (which include mortality), changing customer behaviour, adverse weather, other contingencies outside its control, and risks arising from reinsurance, both in the UK and overseas. Such contingencies can change the risk profile and profitability of such products and services.

Adverse experience in the operational risks inherent in Lloyds TSB Group’s businesses could have a negative impact on its results

Operational risks, through inadequate or failed internal processes or from people related or external events, including the risk of fraud and other criminal acts carried out against the Group, are present in Lloyds TSB Group’s businesses. Lloyds TSB Group’s businesses are dependent on their ability to process accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Lloyds TSB Group’s systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled, but Lloyds TSB Group realises that any weakness in these systems could have a negative impact on its results during the affected period. See ‘Operating and financial review and prospects – Risk management – Operational risk’.

Terrorist acts, other acts of war, geopolitical, pandemic or other such events could have a negative impact on the business and results of Lloyds TSB Group

Terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events and responses to those acts/events, may create economic and political uncertainties, which could have a negative impact on UK and international economic conditions generally, and more specifically on the business and results of Lloyds TSB Group in ways that cannot be predicted.

Lloyds TSB Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a significant negative impact on Lloyds TSB Group’s results

Lloyds TSB Group conducts its businesses subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK and the other markets where it operates. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of Lloyds TSB Group. For additional information, see ‘Regulation’.

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

The government, FSA or other regulators, in the UK or overseas, may intervene further in relation to the areas of industry risk already identified, or in new areas, which could adversely affect the Lloyds TSB Group.

Risk factors

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

ii)	the possibility of alleged misselling of financial products which, as a result, may require additional provisions;

iii)	contractual obligations may either not be enforceable as intended or may be enforced against Lloyds TSB Group in an adverse way;

iv)	the intellectual property of Lloyds TSB Group (such as its trade names) may not be adequately protected; and

v)	Lloyds TSB Group may be liable for damages to third parties harmed by the conduct of its business.

In addition, Lloyds TSB Group faces risk where legal or regulatory proceedings or FOS or other complaints are brought against it in the UK High Court or elsewhere, or in jurisdictions outside the UK, including other European countries and the United States. A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. Regardless of whether or not any such claims against the Lloyds TSB Group have merit, the outcome of any proceeding or complaint is inherently uncertain and could have a material adverse effect on Lloyds TSB Group’s operations and/or financial condition, particularly if extended more broadly. For additional information, see ‘Regulation’ and ‘Legal actions’.

Although Lloyds TSB Group has policies for the management of legal and regulatory risk, failure to manage these risks adequately could impact Lloyds TSB Group adversely, both financially and reputationally.

Lloyds TSB Group is exposed to tax risk

Tax risk is the risk associated with changes in taxation rates or law, or misinterpretation of the law. This could result in increased charges or financial loss. Although Lloyds TSB Group devotes considerable resources to managing tax risk, failure to manage this risk adequately could impact Lloyds TSB Group adversely.

Lloyds TSB Group’s businesses are conducted in highly competitive environments. Creation of an appropriate return for shareholders depends upon management’s ability to respond effectively to competitive pressures

The markets for UK financial services and the other markets within which Lloyds TSB Group operates are highly competitive, and management expects such competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors, which could result in a reduction in profit. Lloyds TSB Group’s ability to generate an appropriate return for its shareholders depends significantly upon the competitive environment and management’s response to it. See ‘Business – Competitive environment’.

Lloyds TSB Group is devoting considerable time and resources to securing new customers and generating more business from existing customers. If Lloyds TSB Group is unsuccessful, its organic growth prospects will decline

Lloyds TSB Group seeks to achieve further organic growth by securing new customers and generating more business from existing customers. Lloyds TSB Group is currently expending significant resources and effort to bring about this growth. If these expenditures and efforts do not meet with success, its operating results would grow more slowly or decline.

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

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds TSB Group or on Lloyds TSB Group’s behalf include, but are not limited to, general economic conditions in the UK and internationally; inflation, deflation, policies of the Bank of England and other G7 central banks, interest rate, exchange rate, market and monetary fluctuations; changing demographic developments including consumer spending, saving and borrowing habits, technological changes, natural and other disasters, adverse weather and similar contingencies outside the Lloyds TSB Group’s control; inadequate or failed internal or external processes, people and systems; terrorist acts and other acts of war or hostility and responses to those acts; changes in laws, regulations, taxation, government policies or accounting standards or practices; exposure to regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the ability to achieve value-creating mergers and/or acquisitions at the appropriate time and prices and the success of the Lloyds TSB Group in managing the risks of the foregoing.

Lloyds TSB Group plc may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds TSB Group plc’s annual review, half-year announcement, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds TSB Group plc to third parties, including financial analysts. The forward looking statements contained in this annual report are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.

Lloyds TSB Group structure

The following is a list of the principal subsidiaries of Lloyds TSB Group plc at 31 December 2007. The audited consolidated accounts of Lloyds TSB Group plc for the year ended 31 December 2007 include the audited accounts of each of these companies.

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

Report of the Independent Registered Public Accounting Firm

To the Shareholders of Lloyds TSB Group plc

In our opinion, the accompanying consolidated income statement, consolidated balance sheet, consolidated statement of changes in equity and consolidated statement of cash flows present fairly, in all material respects, the financial position of Lloyds TSB Group plc and its subsidiaries at 31 December 2007 and 2006 and the results of their operations and cash flows for each of the three years in the period ended 31 December 2007, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which were integrated in 2007 and 2006. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards and principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Southampton, United Kingdom

21 February 2008

Consolidated income statement

for the year ended 31 December 2007

	Note	2007 £ million	2006 £ million	2005 £ million

Interest and similar income		16,874	14,108	12,361
Interest and similar expense		(10,775)	(8,779)	(6,918)

Net interest income	4	6,099	5,329	5,443
Fee and commission income		3,224	3,116	2,990
Fee and commission expense		(600)	(638)	(614)

Net fee and commission income	5	2,624	2,478	2,376
Net trading income	6	3,123	6,341	9,298
Insurance premium income	7	5,430	4,719	4,469
Other operating income	8	952	806	1,140
Other income		12,129	14,344	17,283

Total income		18,228	19,673	22,726
Insurance claims	9	(7,522)	(8,569)	(12,186)

Total income, net of insurance claims		10,706	11,104	10,540
Operating expenses	10	(5,567)	(5,301)	(5,471)

Trading surplus		5,139	5,803	5,069
Impairment	11	(1,796)	(1,555)	(1,299)
Profit on sale and closure of businesses	12	657	—	50

Profit before tax		4,000	4,248	3,820
Taxation	13	(679)	(1,341)	(1,265)

Profit for the year		3,321	2,907	2,555

Profit attributable to minority interests		32	104	62
Profit attributable to equity shareholders		3,289	2,803	2,493

Profit for the year		3,321	2,907	2,555

Basic earnings per share	14	58.3p	49.9p	44.6p

Diluted earnings per share	14	57.9p	49.5p	44.2p

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet

at 31 December 2007

	Note	2007 £ million	2006 £ million

Assets
Cash and balances at central banks		4,330	1,898
Items in the course of collection from banks		1,242	1,431
Trading and other financial assets at fair value through profit or loss	15	57,911	67,695
Derivative financial instruments	16	8,659	5,565
Loans and advances to banks	17	34,845	40,638
Loans and advances to customers	18	209,814	188,285
Available-for-sale financial assets	20	20,196	19,178
Investment property	21	3,722	4,739
Goodwill	22	2,358	2,377
Value of in-force business	23	2,218	2,723
Other intangible assets	24	149	138
Tangible fixed assets	25	2,839	4,252
Other assets	26	5,063	4,679

Total assets		353,346	343,598

The accompanying notes are an integral part of the consolidated financial statements.

The directors approved the consolidated financial statements on 21 February 2008.

Sir Victor Blank	J Eric Daniels	Helen A Weir
Chairman	Group Chief Executive	Group Finance Director

Consolidated balance sheet

at 31 December 2007

Equity and liabilities	Note	2007 £ million	2006 £ million

Liabilities
Deposits from banks	27	39,091	36,394
Customer accounts	28	156,555	139,342
Items in course of transmission to banks		668	781
Trading and other liabilities at fair value through profit or loss	29	3,206	1,184
Derivative financial instruments	16	7,582	5,763
Debt securities in issue	30	51,572	54,118
Liabilities arising from insurance contracts and participating investment contracts	31	38,063	41,445
Liabilities arising from non-participating investment contracts	32	18,197	24,370
Unallocated surplus within insurance businesses	33	554	683
Other liabilities	34	9,690	10,985
Retirement benefit obligations	35	2,144	2,462
Current tax liabilities		484	817
Deferred tax liabilities	36	948	1,416
Other provisions	37	209	259
Subordinated liabilities	38	11,958	12,072

Total liabilities		340,921	332,091

Equity
Share capital	39	1,432	1,429
Share premium account	40	1,298	1,266
Other reserves	41	(60)	336
Retained profits	42	9,471	8,124
Shareholders’ equity		12,141	11,155
Minority interests		284	352

Total equity		12,425	11,507

Total equity and liabilities		353,346	343,598

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity shareholders

	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Minority interests £ million	Total £ million

Balance at 1 January 2005	2,564	359	6,566	9,489	81	9,570
Movement in available-for-sale financial assets, net of tax:
– change in fair value	—	13	—	13	—	13
– transferred to income statement in respect of disposals	—	(5)	—	(5)	—	(5)
Movement in cash flow hedges, net of tax	—	11	—	11	—	11
Currency translation differences	—	17	—	17	—	17
Net income recognised directly in equity	—	36	—	36	—	36
Profit for the year	—	—	2,493	2,493	62	2,555

Total recognised income for 2005	—	36	2,493	2,529	62	2,591
Dividends	—	—	(1,914)	(1,914)	(37)	(1,951)
Purchase/sale of treasury shares	—	—	18	18	—	18
Employee share option schemes:
– value of employee services	—	—	47	47	—	47
– proceeds from shares issued	26	—	—	26	—	26
Repayment of capital to minority shareholders	—	—	—	—	329	329

Balance at 31 December 2005	2,590	395	7,210	10,195	435	10,630
Movement in available-for-sale financial assets, net of tax:
– change in fair value	—	(10)	—	(10)	—	(10)
– transferred to income statement in respect of disposals	—	(21)	—	(21)	—	(21)
Movement in cash flow hedges, net of tax	—	1	—	1	—	1
Currency translation differences	—	(29)	—	(29)	(4)	(33)
Net income recognised directly in equity	—	(59)	—	(59)	(4)	(63)
Profit for the year	—	—	2,803	2,803	104	2,907

Total recognised income for 2006	—	(59)	2,803	2,744	100	2,844
Dividends	—	—	(1,919)	(1,919)	(32)	(1,951)
Purchase/sale of treasury shares	—	—	(35)	(35)	—	(35)
Employee share option schemes:
– value of employee services	—	—	65	65	—	65
– proceeds from shares issued	105	—	—	105	—	105
Repayment of capital to minority shareholders	—	—	—	—	(151)	(151)

Balance at 31 December 2006	2,695	336	8,124	11,155	352	11,507
Movement in available-for-sale financial assets, net of tax:
– change in fair value	—	(436)	—	(436)	—	(436)
– transferred to income statement in respect of disposals	—	(5)	—	(5)	—	(5)
– transferred to income statement in respect of impairment	—	49	—	49	—	49
– disposal of businesses	—	(6)	—	(6)	—	(6)
Movement in cash flow hedges, net of tax	—	(15)	—	(15)	—	(15)
Currency translation differences	—	17	—	17	(1)	16
Net income recognised directly in equity	—	(396)	—	(396)	(1)	(397)
Profit for the year	—	—	3,289	3,289	32	3,321

Total recognised income for 2007	—	(396)	3,289	2,893	31	2,924
Dividends	—	—	(1,957)	(1,957)	(19)	(1,976)
Purchase/sale of treasury shares	—	—	(1)	(1)	—	(1)
Employee share option schemes:
– value of employee services	—	—	16	16	—	16
– proceeds from shares issued	35	—	—	35	—	35
Repayment of capital to minority shareholders	—	—	—	—	(80)	(80)

Balance at 31 December 2007	2,730	(60)	9,471	12,141	284	12,425

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flow statement

for the year ended 31 December 2007

	Note		2007 £ million	2006 £ million	2005 £ million

Profit before tax			4,000	4,248	3,820
Adjustments for:
Change in operating assets	49(a	)	(16,982)	(31,995)	(17,158)
Change in operating liabilities	49(b	)	21,541	33,069	10,037
Non-cash and other items	49(c	)	2,784	1,555	4,364
Tax paid			(859)	(798)	(708)

Net cash provided by operating activities			10,484	6,079	355

Cash flows from investing activities
Purchase of available-for-sale financial assets			(21,667)	(23,448)	(10,108)
Proceeds from sale and maturity of available-for-sale financial assets			19,468	18,106	10,266
Purchase of fixed assets			(1,334)	(1,724)	(1,843)
Proceeds from sale of fixed assets			982	1,257	1,073
Acquisition of businesses, net of cash acquired	49(f	)	(8)	(20)	(27)
Disposal of businesses, net of cash disposed	49(g	)	1,476	936	(4)

Net cash used in investing activities			(1,083)	(4,893)	(643)

Cash flows from financing activities
Dividends paid to equity shareholders			(1,957)	(1,919)	(1,914)
Dividends paid to minority interests	49(e	)	(19)	(32)	(37)
Interest paid on subordinated liabilities			(709)	(713)	(668)
Proceeds from issue of subordinated liabilities	49(e	)	—	1,116	1,361
Proceeds from issue of ordinary shares	49(e	)	35	105	26
Repayment of subordinated liabilities	49(e	)	(300)	(759)	(232)
Capital invested by minority shareholders			—	—	329
Repayment of capital to minority shareholders	49(e	)	(80)	(151)	—

Net cash used in financing activities			(3,030)	(2,353)	(1,135)

Effects of exchange rate changes on cash and cash equivalents			82	(148)	(20)

Change in cash and cash equivalents			6,453	(1,315)	(1,443)
Cash and cash equivalents at beginning of year			25,438	26,753	28,196

Cash and cash equivalents at end of year	49(d	)	31,891	25,438	26,753

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the group accounts

1 Accounting policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (‘IASB’). IFRS comprises accounting standards prefixed IFRS issued by the IASB and those prefixed IAS issued by the IASB’s predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee and its predecessor body.

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

The following IFRS pronouncements relevant to the Group have been adopted in these consolidated financial statements:

(i)

IFRS 7 ‘Financial Instruments: Disclosures’. This standard, which was effective from 1 January 2007, requires more detailed qualitative and quantitative disclosures about exposure to risks arising from the Group’s financial instruments. As a disclosure standard, the application of this new standard has not had any impact on amounts recognised in the financial statements. The IFRS 7 disclosures are set out in these financial statements and in the business review on pages 41 to 66. IFRS 7 supersedes IAS 30 ‘Disclosures in the Financial Statements of Banks and Similar Financial Institutions’ and the disclosure requirements previously contained in IAS 32 ‘Financial Instruments: Presentation’.

(ii)

Amendment to IAS 1 ‘Presentation of Financial Statements – Capital Disclosures’. This standard, which was effective from 1 January 2007, requires additional disclosures of the objectives, policies and processes for managing capital, quantitative data about what the Group regards as capital, and compliance with capital requirements. These disclosures are set out in ‘Operating and financial review and prospects – Risk management’ on pages 62 to 71.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2007 and which have not been applied in preparing these financial statements are given in note 50.

The Group’s accounting policies are set out below.

(a) Consolidation

The assets, liabilities and results of Group undertakings (including special purpose entities) are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include all entities over which the Group has the power to govern the financial and operating policies which generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Group undertakings are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases. Open Ended Investment Companies (OEICs) where the Group, through the Group’s life funds, has a controlling interest are consolidated; the unit holders’ interest is reported in other liabilities. Intra-Group transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated.

(b) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets and contingent liabilities of the acquired entity at the date of acquisition. Goodwill is recognised as an asset at cost and is tested at least annually for impairment. If an impairment is identified the carrying value of the goodwill is written down immediately through the income statement and is not subsequently reversed. At the date of disposal of a Group undertaking, the carrying value of attributable goodwill is included in the calculation of the profit or loss on disposal except where it has been written off directly to reserves in the past.

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

(d) Revenue recognition

Interest income and expense are recognised in the income statement for all interest-bearing financial instruments, except for those classified at fair value through profit or loss, using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. The effective interest rate is calculated on initial recognition of the financial asset or liability, estimating the future cash flows after considering all the contractual terms of the instrument but not future credit losses. The calculation includes all amounts paid or received by the Group including expected early redemptions and related penalties and premiums and discounts that are an integral part of the overall return as well as direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss (see j).

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

Dividend income is recognised when the right to receive payment is established.

Revenue recognition policies specific to life assurance and general insurance business are detailed below (see r).

Notes to the group accounts

1 Accounting policies continued

(e)	Trading securities, other financial assets and liabilities at fair value through profit or loss, and available-for-sale financial assets

Debt securities and equity shares acquired principally for the purpose of selling in the short term or which are part of a portfolio which is managed for short-term gains are classified as trading securities and recognised in the balance sheet at their fair value. Gains and losses arising from changes in their fair value together with interest coupons and dividend income are recognised in the income statement within net trading income in the period in which they occur.

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

Financial assets and liabilities are designated as at fair value through profit or loss on acquisition:

•	When doing so results in more relevant information because either:

	–	it eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets and liabilities or recognising gains or losses on them on a different basis; or

–

the assets and liabilities are part of a group which is managed, and its performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy with management information also prepared on this basis; or

•	Where the assets and liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for.

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Debt securities and equity shares, other than those classified as trading securities or at fair value through profit or loss, are classified as available-for-sale and recognised in the balance sheet at their fair value; available-for-sale investments are those intended to be held for an indeterminate period of time and may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. Gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognised directly in equity, until the financial asset is either sold, becomes impaired or matures, at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement. Interest calculated using the effective interest method is recognised in the income statement.

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

(f) Loans and advances to banks and customers

Loans and advances to banks and customers are accounted for at amortised cost using the effective interest method, except those which the Group intends to sell in the near term and which are accounted for at fair value, with the gains and losses arising from changes in their fair value reflected in the income statement. Loans and advances are initially recognised when cash is advanced to the borrowers at fair value inclusive of transaction costs. Loans and advances are derecognised when the rights to receive cash flows from them have expired or where the Group has transferred substantially all risks and rewards of ownership.

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

Securities lent to counterparties are retained in the financial statements. Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.

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

Notes to the group accounts

1 Accounting policies continued

(1) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value attributable to the hedged risk are no longer recognised in the income statement; the adjustment that has been made to the carrying amount of a hedged item is amortised to the income statement over the period to maturity.

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

Derivatives embedded in financial instruments and insurance contracts (unless the embedded derivative is itself an insurance contract) are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. In accordance with IFRS 4 a policyholder’s option to surrender an insurance contract for a fixed amount is not treated as an embedded derivative.

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

The criteria that the Group uses to determine that there is objective evidence of an impairment loss may include:

•	Delinquency in contractual payments of principal and/or interest;

•	Indications that the borrower or group of borrowers is experiencing significant financial difficulty;

•	Restructuring of debt to reduce the burden on the borrower;

•	Breach of loan covenants or conditions; and

•	Initiation of bankruptcy proceedings.

The estimated period between a loss occurring and its identification is determined by local management for each identified portfolio. In general, the periods used vary between three months and nine months.

If there is objective evidence that an impairment loss has been incurred, an allowance is established which is calculated as the difference between the balance sheet carrying value of the asset and the present value of estimated future cash flows discounted at that asset’s original effective interest rate. For the Group’s portfolios of smaller balance homogenous loans, such as the residential mortgage, personal lending and credit card portfolios, allowances are calculated for groups of assets taking into account historical cash flow experience. For the Group’s other lending portfolios, allowances are established on a case-by-case basis. If an asset has a variable interest rate, the discount rate used for measuring the impairment loss is the current effective interest rate. The calculation of the present value of the estimated future cash flows of a collateralised asset or group of assets reflects the cash flows that may result from foreclosure less the costs of obtaining and selling the collateral, whether or not foreclosure is probable.

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

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, such as an improvement in the borrower’s credit rating, the allowance is adjusted and the amount of the reversal is recognised in the income statement.

A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery (as a result of the customer’s insolvency, ceasing to trade or other reason) and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement.

Notes to the group accounts

1 Accounting policies continued

(2) Available-for-sale financial assets

The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale financial asset is impaired. In addition to the criteria for financial assets accounted for at amortised cost set out above, this assessment involves considering whether there has been a significant or prolonged decline in the fair value of the asset below its cost, reviewing the current financial circumstances (including creditworthiness) and future prospects of the issuer and assessing the future cash flows expected to be realised. If an impairment loss has been incurred, the cumulative loss measured as the difference between the acquisition cost (net of any principal repayment and amortisation) and the current fair value, less any impairment loss on that asset previously recognised, is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(3) Renegotiated loans

Loans that are either subject to collective impairment assessment or individually significant and whose terms have been renegotiated are no longer considered to be past due but are treated as new loans. In subsequent years, the asset is considered to be past due and disclosed only if further renegotiated.

(k) Investment property

Property held for long-term rental yields and capital appreciation within the long-term assurance funds is classified as investment property. Investment property comprises freehold and long leasehold land and buildings and is carried in the balance sheet at fair value, being the open market value as determined in accordance with the guidance published by the Royal Institution of Chartered Surveyors. If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices on less active markets. These valuations are reviewed at least annually by an independent valuation expert. Investment property being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value. Changes in fair value are recorded in the income statement.

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

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the event that an asset’s carrying amount is determined to be greater than its recoverable amount it is written down immediately. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

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

Operating lease assets are included within tangible fixed assets at cost and depreciated over the life of the lease after taking into account anticipated residual values. Operating lease rental income is recognised on a straight line basis over the life of the lease.

The Group evaluates non-lease arrangements such as outsourcing and similar contracts to determine if they contain a lease which is then accounted for separately.

(n) Borrowings

Borrowings (which include deposits from banks, customer accounts, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective interest method.

Preference shares and other instruments which carry a mandatory coupon or are redeemable on a specific date are classified as financial liabilities. The coupon on these instruments is recognised in the income statement as interest expense.

Notes to the group accounts

1 Accounting policies continued

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

The Group’s balance sheet includes the net surplus or deficit, being the fair value of scheme assets less the discounted value of scheme liabilities adjusted for the corridor. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes.

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

Notes to the group accounts

1 Accounting policies continued

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

Liabilities of the Group’s With Profit Fund, including guarantees and options embedded within products written by that fund, are stated at their realistic values in accordance with the Financial Services Authority’s realistic capital regime. Further details on the realistic capital regime are given on page 69.

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

The Group recognises as an asset the value of in-force business in respect of life insurance and participating investment contracts. The asset represents the present value of the shareholders’ interest in the profits expected to emerge from those contracts written at the balance sheet date. This is determined using appropriate allowance for economic conditions and appropriate assumptions for future mortality rates and future persistency rates, making allowance for the realistic value of financial options and guarantees. Each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets, including an explicit allowance for non-market risk. The asset in the consolidated balance sheet is presented gross of attributable tax and movements in the asset are reflected within other operating income in the income statement.

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

The underwriting business makes provision for the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims notified but not settled is based upon a best estimate of the cost of settling the outstanding claims after taking into account all known facts. In those cases where there is insufficient information to determine the required provision, statistical techniques are used which take into account the cost of claims that have recently been settled and make assumptions about the future development of the outstanding cases. Similar statistical techniques are used to determine the provision for claims incurred but not reported at the balance sheet date. Claims liabilities are not discounted.

(3) Liability adequacy test

At each balance sheet date liability adequacy tests are performed to ensure the adequacy of insurance and participating investment contract liabilities net of related deferred tax assets and acquired value of in-force business. In performing these tests current best estimates of discounted future contractual cash flows and claims handling and administration expenses, as well as investment income from the assets backing such liabilities, are used. Any deficiency is immediately charged to profit or loss by establishing a provision for losses arising from liability adequacy tests.

Notes to the group accounts

1 Accounting policies continued

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

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. These assets consist of short-term balances due from reinsurers as well as longer term receivables that are dependent on the expected claims and benefits arising under the related reinsured insurance contracts. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract and are regularly reviewed for impairment. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as an expense when due.

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

Impairment of financial assets

Loan impairment allowances

The Group regularly reviews its loan portfolios to assess for impairment. Impairment allowances are established to recognise incurred impairment losses in its loan portfolios carried at amortised cost. In determining whether an impairment has occurred at the balance sheet date the Group considers whether there is any observable data indicating that there has been a measurable decrease in the estimated future cash flows or their timings; such observable data includes whether there has been an adverse change in the payment status of borrowers or changes in economic conditions that correlate with defaults on loan repayment obligations. Where this is the case, the impairment loss is the difference between the carrying value of the loan and the present value of the estimated future cash flows discounted at the loan’s original effective interest rate.

At 31 December 2007 gross loans and advances to customers and banks totalled £247,067 million (2006: £231,117 million) against which impairment allowances of £2,408 million (2006: £2,194 million) had been made.

There are two components of the Group’s loan impairment allowances: individual and collective. All impaired loans which exceed a certain threshold, principally within the Group’s corporate banking business, are individually assessed for impairment having regard to expected future cash flows including those that could arise from the realisation of security. The determination of these allowances often requires the exercise of considerable judgement by management involving matters such as local economic conditions and the resulting trading performance of the customer and the value of the security held, for which there may not be a readily accessible market. The actual amount of the future cash flows and their timing may differ significantly from the assumptions made for the purposes of determining the impairment allowances and consequently these allowances can be subject to variation as time progresses and the circumstances of the customer become clearer.

Impairment allowances for portfolios of smaller balance homogenous loans, such as residential mortgages, personal loans and credit card balances that are below the individual assessment thresholds, and for loan losses that have been incurred but not separately identified at the balance sheet date, are determined on a collective basis. Collective impairment allowances are calculated on a portfolio basis using formulae which take into account factors such as the length of time that the customer’s account has been out of order, historical loss rates, the credit quality of the portfolios and the value of any security held. The variables used in the formulae are kept under regular review to ensure that as far as possible they reflect current economic circumstances; however changes in interest rates, unemployment levels and bankruptcy trends, particularly in the UK, could result in actual losses differing from reported impairment allowances.

Impairment of available-for-sale financial assets

In determining whether an impairment loss has been incurred in respect of an available-for-sale financial asset, the Group performs an objective review of the current financial circumstances and future prospects of the issuer and considers whether there has been a significant or prolonged decline in the fair value of that asset below its cost. This consideration requires management judgement. Among factors considered by the Group is whether the decline in fair value is a result of a change in the quality of the asset or a downward movement in the market as a whole. An assessment is performed of the expected future cash flows expected to be realised from the asset, taking into account, where appropriate, the quality of underlying security and credit protection available. The movement in available-for-sale financial assets is shown in note 20. The reduction in the fair value of available-for-sale financial assets during the year was £483 million (2006: £10 million). Impairment losses in respect of available-for-sale financial assets transferred from reserves to the income statement totalled £70 million (2006: £nil).

Pensions

The net liability recognised in the balance sheet at 31 December 2007 in respect of the Group’s retirement benefit obligations was £2,144 million (2006: £2,462 million) of which £2,033 million (2006: £2,362 million) related to defined benefit pension schemes. This liability excludes actuarial gains of £1,350 million (2006: £263 million) which the Group is permitted to leave unrecognised. The defined benefit pension schemes’ gross deficit totalled £683 million (2006: £2,099 million) representing the difference between the schemes’ liabilities and the fair value of the related assets at the balance sheet date.

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

Two important assumptions are the rate of inflation and the expected lifetime of the schemes’ members. The assumed rate of inflation affects the rate at which salaries are projected to grow and therefore the size of the pension that employees receive upon retirement and also the rate at which pensions in payment increase. Over the longer term rates of inflation can vary significantly; at 31 December 2007 it was assumed that the rate of inflation would be 3.3 per cent per annum (2006: 2.9 per cent), although if this was increased by 0.2 per cent the overall deficit would increase by approximately £550 million and the annual cost by approximately £20 million. A reduction of 0.2 per cent would reduce the overall deficit by approximately £500 million and the annual cost by approximately £40 million.

The cost of the benefits payable by the schemes will also depend upon the longevity of the members. Assumptions are made regarding the expected lifetime of scheme members based upon recent experience, however given the rate of advance in medical science and increasing levels of obesity, it is uncertain whether they will ultimately reflect actual experience. An increase of one year in the expected lifetime of scheme members would increase the overall deficit by approximately £400 million and the annual cost by approximately £30 million; a reduction of one year would reduce the overall deficit by approximately £400 million and the annual cost by approximately £40 million.

The size of the overall deficit is also sensitive to changes in the discount rate, which is affected by market conditions and therefore potentially subject to significant variations. At 31 December 2007 the discount rate used was 5.8 per cent (2006: 5.1 per cent); a reduction of 0.2 per cent would increase the overall deficit by approximately £550 million and the annual cost by approximately £15 million, while an increase of 0.2 per cent would reduce the net deficit by approximately £550 million and the annual cost by approximately £40 million.

Notes to the group accounts

2 Critical accounting estimates and judgements continued

Goodwill

At 31 December 2007 the Group carried goodwill on its balance sheet totalling £2,358 million (2006: £2,377 million), substantially all of which relates to acquisitions made a number of years ago.

The Group reviews the goodwill for impairment at least annually or when events or changes in economic circumstances indicate that impairment may have taken place. The impairment review is performed by projecting future cash flows, excluding finance and tax, based upon budgets and plans and making appropriate assumptions about rates of growth and discounting these using a rate that takes into account prevailing market interest rates and the risks inherent in the business. If the present value of the projected cash flows is less than the carrying value of the underlying net assets and related goodwill an impairment charge is required in the income statement. This calculation requires the exercise of significant judgement by management; if the estimates made prove to be incorrect or performance does not meet expectations which affects the amount and timing of future cash flows, goodwill may become impaired in future periods.

Insurance

Life assurance business

The Group carries in its balance sheet an asset representing the value of in-force business in respect of life insurance and participating investment contracts of £2,218 million at 31 December 2007 (2006: £2,723 million). This asset, which is presented gross of attributable tax, represents the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. This is determined using appropriate allowance for economic conditions and appropriate assumptions for future mortality rates and future persistency rates, making allowance for the realistic value of financial options and guarantees. Each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets, including an explicit allowance for non-market risk. These factors are inherently uncertain. If actual experience differs from that assumed this could significantly affect the value attributed. The process for determining key assumptions that have been made at 31 December 2007 is detailed in note 23.

At 31 December 2007 the Group also carried substantial liabilities to holders of life insurance policies in its balance sheet. The methodology used to value the liabilities is described in note 1 (r) (1). Liabilities arising from insurance contracts and participating investment contracts were £22,526 million and £14,874 million respectively (2006: £25,763 million and £15,095 million) and those arising from non-participating investment contracts totalled £18,197 million (2006: £24,370 million). Elements of the liabilities require assumptions about future investment returns, future mortality rates and future policyholder behaviour. The process for determining the key assumptions that have been made at 31 December 2007 and the impact on profit before tax of changes in key assumptions is detailed in note 31.

General insurance business

At 31 December 2007 the Group held a provision of £207 million (2006: £149 million) in respect of the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims notified but not settled is based upon a best estimate of the cost of settling the outstanding claims after taking into account all known facts. In those cases where there is insufficient information to determine the required provision, statistical techniques are used which take into account the cost of claims that have recently been settled and make assumptions about the future development of the outstanding cases. Similar statistical techniques are used to determine the provision for claims incurred but not reported at the balance sheet date.

While management believes that the liability carried at year end is adequate, the application of statistical techniques requires significant judgement. An increase of 10 per cent in the cost of claims would result in the recognition of an additional loss of approximately £20 million. Similarly, an increase of 10 per cent in the ultimate number of such claims would lead to an additional loss of approximately £20 million; some relief would arise from reinsurance contracts held.

Taxation

Significant judgement is required in determining the Group’s income tax liabilities. In arriving at the current tax liability of £484 million and deferred tax liability of £948 million at 31 December 2007 (2006: current tax liability of £817 million and deferred tax liability of £1,416 million), the Group has taken account of tax issues that are subject to ongoing discussions with HM Revenue & Customs and other tax authorities. Calculations of these liabilities have been based on management’s assessment of legal and professional advice, case law and other relevant guidance. In these situations, the various risks are categorised and approximate weightings applied in arriving at the assessment of the expected liability. Where the expected tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax amounts in the period in which such determination is made.

Valuation of financial instruments

Trading securities, other financial assets and liabilities at fair value through profit or loss, derivatives and available-for-sale financial assets are stated at fair value. The fair value of these financial instruments is the amount for which an asset could be exchanged or a liability settled between willing parties in arm’s length transactions. The fair values of financial instruments are determined by reference to observable market prices where these are available and the market is active. Where market prices are not available or are unreliable because of poor liquidity, fair values are determined using valuation techniques including cash flow models which, to the extent possible, use observable market parameters. The process of calculating the fair value using valuation techniques may necessitate the estimation of certain pricing parameters, assumptions or model characteristics. Changes in assumptions about these factors could affect reported fair values of financial instruments. The fair value movement on assets and liabilities held at fair value through profit or loss and gains in respect of instruments held for trading are disclosed in note 6. Movements in respect of available-for-sale financial assets, including those arising from changes in their fair value, are disclosed in note 20. The fair values of the Group’s financial assets and liabilities are disclosed within note 47 on pages F-68 and F-69 together with an indication of the valuation technique used for each major asset or liability category.

Notes to the group accounts

3 Segmental analysis

Lloyds TSB Group is a leading financial services group, whose businesses provide a wide range of banking and financial services predominantly in the UK.

The Group’s activities are organised into three segments: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Services provided by UK Retail Banking encompass the provision of banking and other financial services to personal customers, private banking and mortgages. Insurance and Investments offers life assurance, pensions and savings products, general insurance and asset management services. Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages the Group’s activities in financial markets through its treasury function and provides banking and financial services in some overseas locations.

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

For those derivative contracts entered into by business units for risk management purposes, the business unit retains the amount that would have been recognised on an accrual accounting basis (an amount equal to the interest element of the next payment on the swap) and transfers the remainder of the fair value of the swap to the central group segment where the resulting accounting volatility is managed through the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment. This allocation of the fair value of the swap and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results, records volatility where it is managed and provides a fair presentation of the segments’ operating performance. It is the basis on which the segments are managed and measured internally and is the basis of the Group’s internal segmental reporting to the board.

	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items £m	Inter-segment eliminations £m	Total £m

Year ended 31 December 2007
Interest and similar income	8,018	23	1,040	1,063	9,834	1,097	(3,138)	16,874
Interest and similar expense	(4,235)	—	(527)	(527)	(7,316)	(1,835)	3,138	(10,775)

Net interest income	3,783	23	513	536	2,518	(738)	—	6,099
Other income (net of fee and commission expense)	1,797	554	7,643	8,197	1,773	362	—	12,129

Total income	5,580	577	8,156	8,733	4,291	(376)	—	18,228
Insurance claims	—	(302)	(7,220)	(7,522)	—	—	—	(7,522)

Total income, net of insurance claims	5,580	275	936	1,211	4,291	(376)	—	10,706
Operating expenses	(2,624)	(154)	(501)	(655)	(2,282)	(6)	—	(5,567)

Trading surplus (deficit)	2,956	121	435	556	2,009	(382)	—	5,139
Impairment	(1,224)	—	—	—	(572)	—	—	(1,796)
Profit on sale of businesses	—	—	272	272	385	—	—	657

Profit (loss) before tax	1,732	121	707	828	1,822	(382)	—	4,000

External revenue	9,132	1,235	8,854	10,089	10,082	300	—	29,603
Inter-segment revenue	1,012	49	181	230	1,559	1,302	(4,103)	—

Segment revenue	10,144	1,284	9,035	10,319	11,641	1,602	(4,103)	29,603

External assets	115,012	1,164	72,213	73,377	163,294	1,663	—	353,346
Inter-segment assets	5,093	361	3,777	4,138	91,246	64,654	(165,131)	—

Total assets	120,105	1,525	75,990	77,515	254,540	66,317	(165,131)	353,346

External liabilities	96,166	870	65,304	66,174	162,376	16,205	—	340,921
Inter-segment liabilities	20,321	12	5,930	5,942	86,159	52,709	(165,131)	—

Total liabilities	116,487	882	71,234	72,116	248,535	68,914	(165,131)	340,921

Other segment items:
Capital expenditure	80	11	452	463	613	178	—	1,334
Depreciation and amortisation	205	14	37	51	374	—	—	630
Defined benefit scheme charges	114	3	26	29	92	(60)	—	175

Notes to the group accounts

3 Segmental analysis continued

	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items £m	Inter-segment eliminations £m	Total £m

Year ended 31 December 2006
Interest and similar income	6,913	24	820	844	8,598	994	(3,241)	14,108
Interest and similar expense	(3,271)	—	(741)	(741)	(6,421)	(1,587)	3,241	(8,779)

Net interest income	3,642	24	79	103	2,177	(593)	—	5,329
Other income (net of fee and commission expense)	1,621	594	9,893	10,487	2,035	201	—	14,344

Total income	5,263	618	9,972	10,590	4,212	(392)	—	19,673
Insurance claims	—	(200)	(8,369)	(8,569)	—	—	—	(8,569)

Total income, net of insurance claims	5,263	418	1,603	2,021	4,212	(392)	—	11,104
Operating expenses	(2,476)	(157)	(481)	(638)	(2,264)	77	—	(5,301)

Trading surplus (deficit)	2,787	261	1,122	1,383	1,948	(315)	—	5,803
Impairment	(1,238)	—	—	—	(308)	(9)	—	(1,555)

Profit (loss) before tax	1,549	261	1,122	1,383	1,640	(324)	—	4,248

External revenue	8,136	1,249	10,888	12,137	8,659	158	—	29,090
Inter-segment revenue	698	19	199	218	2,276	910	(4,102)	—

Segment revenue	8,834	1,268	11,087	12,355	10,935	1,068	(4,102)	29,090

External assets	108,381	1,115	84,959	86,074	147,836	1,307	—	343,598
Inter-segment assets	3,331	502	4,050	4,552	80,995	53,588	(142,466)	—

Total assets	111,712	1,617	89,009	90,626	228,831	54,895	(142,466)	343,598

External liabilities	87,327	875	77,633	78,508	150,779	15,477	—	332,091
Inter-segment liabilities	20,980	54	5,595	5,649	72,793	43,044	(142,466)	—

Total liabilities	108,307	929	83,228	84,157	223,572	58,521	(142,466)	332,091

Other segment items:
Capital expenditure	82	7	845	852	647	143	—	1,724
Depreciation and amortisation	202	9	29	38	379	—	—	619
Defined benefit scheme charges	121	4	24	28	100	(140)	—	109

Notes to the group accounts

3 Segmental analysis continued

	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items £m	Inter-segment eliminations £m	Total £m

Year ended 31 December 2005
Interest and similar income	6,652	27	850	877	6,716	1,091	(2,975)	12,361
Interest and similar expense	(3,131)	(4)	(478)	(482)	(4,679)	(1,601)	2,975	(6,918)

Net interest income	3,521	23	372	395	2,037	(510)	—	5,443
Other income (net of fee and commission expense)	1,605	571	13,288	13,859	1,856	(37)	—	17,283

Total income	5,126	594	13,660	14,254	3,893	(547)	—	22,726
Insurance claims	—	(197)	(11,989)	(12,186)	—	—	—	(12,186)

Total income, net of insurance claims	5,126	397	1,671	2,068	3,893	(547)	—	10,540
Operating expenses	(2,697)	(160)	(434)	(594)	(2,181)	1	—	(5,471)

Trading surplus (deficit)	2,429	237	1,237	1,474	1,712	(546)	—	5,069
Impairment	(1,111)	—	—	—	(188)	—	—	(1,299)
Profit (loss) on sale and closure of businesses	76	—	—	—	(6)	(20)	—	50

Profit (loss) before tax	1,394	237	1,237	1,474	1,518	(566)	—	3,820

External revenue	7,833	1,272	14,127	15,399	7,055	(29)	—	30,258
Inter-segment revenue	744	16	330	346	1,686	1,175	(3,951)	—

Segment revenue	8,577	1,288	14,457	15,745	8,741	1,146	(3,951)	30,258

External assets	103,930	968	79,180	80,148	124,044	1,632	—	309,754
Inter-segment assets	2,146	593	3,893	4,486	81,728	50,855	(139,215)	—

Total assets	106,076	1,561	83,073	84,634	205,772	52,487	(139,215)	309,754

External liabilities	72,335	829	71,894	72,723	141,878	12,188	—	299,124
Inter-segment liabilities	30,492	280	5,133	5,413	59,224	44,086	(139,215)	—

Total liabilities	102,827	1,109	77,027	78,136	201,102	56,274	(139,215)	299,124

Other segment items:
Capital expenditure	77	13	844	857	702	207	—	1,843
Depreciation and amortisation	219	11	26	37	383	—	—	639
Customer remediation provision	150	—	—	—	—	—	—	150
Defined benefit scheme charges	134	4	22	26	84	15	—	259

As the activities of the Group are predominantly carried out in the UK, no geographical analysis is presented.

Notes to the group accounts

4 Net interest income

	Weighted average effective interest rate

	2007%	2006%	2005%	2007 £m	2006 £m	2005 £m

Interest receivable:
Loans and advances to customers	6.89	6.21	6.37	13,209	10,853	10,028
Loans and advances to banks	5.14	4.72	3.59	2,025	1,826	1,199
Lease and hire purchase receivables	6.34	5.97	5.62	602	622	626

Interest receivable on loans and receivables	6.58	5.94	5.87	15,836	13,301	11,853
Available-for-sale financial assets	4.83	4.39	3.58	1,038	807	508

Total interest receivable	6.44	5.82	5.72	16,874	14,108	12,361

Interest payable:
Deposits from banks	5.00	4.67	3.44	(1,919)	(1,680)	(953)
Customer accounts	3.58	2.91	2.84	(5,085)	(3,738)	(3,401)
Debt securities in issue	5.08	4.67	4.23	(2,680)	(1,983)	(1,307)
Subordinated liabilities	5.65	5.72	5.22	(741)	(694)	(601)
Liabilities under sale and repurchase agreements	4.81	4.35	4.53	(155)	(260)	(394)

Interest payable on liabilities held at amortised cost	4.24	3.71	3.35	(10,580)	(8,355)	(6,656)
Other	4.28	9.68	7.24	(195)	(424)	(262)

Total interest payable	4.24	3.82	3.42	(10,775)	(8,779)	(6,918)

Net interest income				6,099	5,329	5,443

Included within interest receivable is £395 million (2006: £297 million; 2005: £209 million) in respect of impaired financial assets. Net interest income also includes a credit of £1 million (2006: charge of £1 million; 2005: charge of £12 million) transferred from the cash flow hedging reserve (note 41).

5 Net fee and commission income

	2007 £m	2006 £m	2005 £m

Fee and commission income:
Current accounts	693	652	593
Insurance broking	648	629	681
Credit and debit card fees	536	493	545
Trust and other fiduciary fees	362	331	252
Other	985	1,011	919

	3,224	3,116	2,990
Fee and commission expense	(600)	(638)	(614)

Net fee and commission income	2,624	2,478	2,376

As discussed in note 1(d), fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 4. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 6.

Certain fees payable by the Group’s asset finance business have been reclassified to interest income as part of the effective yield of the related lending; there is no impact upon profit before tax. Comparative figures have been restated accordingly.

Notes to the group accounts

6 Net trading income

	2007 £m	2006 £m	2005 £m

Foreign exchange translation gains	34	32	13
Gains on foreign exchange trading transactions	159	98	150

Total foreign exchange	193	130	163
Investment property (losses) gains (note 21)	(321)	631	430
Securities and other gains	3,251	5,580	8,705

	3,123	6,341	9,298

Securities and other gains comprise net gains arising on assets and liabilities held at fair value through profit or loss and for trading as follows:
	2007 £m	2006 £m	2005 £m

Net income arising on assets held at fair value through profit or loss:
Loans and advances to banks and customers	23	29	19
Debt securities	673	1,181	2,252
Equity shares	2,422	4,046	6,272
Total net income arising on assets held at fair value through profit or loss	3,118	5,256	8,543
Net (expense) income arising on liabilities held at fair value through profit or loss – debt securities in issue	(153)	21	—

Total net gains arising on assets and liabilities held at fair value through profit or loss	2,965	5,277	8,543
Net gains on financial instruments held for trading	286	303	162

Securities and other gains	3,251	5,580	8,705

7 Insurance premium income

	2007 £m	2006 £m	2005 £m

Life insurance
Gross premiums	4,937	4,308	3,996
Ceded reinsurance premiums	(98)	(189)	(89)
Net earned premiums	4,839	4,119	3,907
Non-life insurance
Gross premiums written	632	608	575
Ceded reinsurance premiums	(23)	(17)	(22)

Net premiums	609	591	553
Change in provision for unearned premiums	(18)	9	9
Net earned premiums	591	600	562

Total net earned premiums	5,430	4,719	4,469

Life insurance gross written premiums can be further analysed as follows:

	2007 £m	2006 £m	2005 £m

Life	1,998	1,831	1,286
Pensions	2,235	1,780	2,136
Annuities	689	681	547
Other	15	16	27

Gross premiums	4,937	4,308	3,996

Notes to the group accounts

7 Insurance premium income continued

Non-life insurance gross written premiums can be further analysed as follows:

	2007 £m	2006 £m	2005 £m

Credit protection	212	203	173
Home	412	394	390
Health	8	11	12

	632	608	575

8 Other operating income

	2007 £m	2006 £m	2005 £m

Operating lease rental income	393	422	433
Rental income from investment property (note 21)	227	313	272
Other rents receivable	31	28	30
Gains less losses on disposal of available-for-sale financial assets (note 41)	5	22	5
Movement in value of in-force business (note 23)	(93)	(199)	162
Other income	389	220	238

	952	806	1,140

9 Insurance claims

Insurance claims comprise:

	2007 £m	2006 £m	2005 £m

Life insurance and participating investment contracts
Claims and surrenders:
Gross	5,432	5,375	4,279
Reinsurers’ share	(73)	(76)	(56)
	5,359	5,299	4,223
Change in liabilities:
Gross	1,955	2,923	7,641
Reinsurers’ share	20	(18)	33
	1,975	2,905	7,674
Change in unallocated surplus (note 33)	(114)	165	92

Total life insurance and participating investment contracts	7,220	8,369	11,989

Non-life insurance
Claims and claims paid:
Gross	250	198	195
Reinsurers’ share	—	—	(1)
	250	198	194
Change in liabilities:
Gross	58	2	3
Reinsurers’ share	(6)	—	—
	52	2	3

Total non-life insurance	302	200	197

Total insurance claims expense	7,522	8,569	12,186

Life insurance gross claims can also be analysed as follows:
Deaths	296	286	298
Maturities	1,516	1,385	1,197
Surrenders	2,994	3,081	2,204
Annuities	568	558	528
Other	58	65	52

	5,432	5,375	4,279

A non-life insurance claims development table is included in note 31.

Notes to the group accounts

10 Operating expenses

	2007 £m	2006 £m	2005 £m

Salaries	2,127	2,117	2,068
Social security costs	167	161	154
Pensions and other post-retirement benefit schemes (note 35)	238	165	308
Other staff costs	372	298	325

Staff costs	2,904	2,741	2,855
Other administrative expenses:

Operating lease rentals	250	254	252
Repairs and maintenance	154	165	136
Communications and data processing	462	499	467
Advertising	192	184	207
Professional fees	279	231	216
Provisions for customer remediation	—	—	150
Settlement of overdraft claims (see below)	76	—	—
Other	620	608	543

	2,033	1,941	1,971
Depreciation of tangible fixed assets (note 25)	594	602	621
Amortisation of other intangible assets (note 24)	36	17	18
Impairment charges: goodwill	—	—	6

Total operating expenses	5,567	5,301	5,471

During the year ended 31 December 2007, operating expenses include a charge of £76 million (2006: £nil; 2005: £nil) relating to the settlement of customer claims for the repayment of overdraft fees, together with related costs.

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2007	2006	2005

UK	67,616	74,079	77,620
Overseas	1,937	2,013	1,974

	69,553	76,092	79,594

During the year the auditors earned the following fees:

	2007 £m	2006 £m	2005 £m

Fees payable for the audit of the Company’s current year annual report	6.8	6.0	6.3
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	2.5	2.9	1.7
Other services supplied pursuant to legislation	2.7	4.7	0.8

Total audit fees	12.0	13.6	8.8
Other services – audit related fees	1.1	1.4	1.6

Total audit and audit related fees	13.1	15.0	10.4
Services relating to taxation	0.7	0.6	0.6
Other non-audit fees:

Services relating to corporate finance transactions	0.7	1.0	0.3
Other services	0.1	0.4	0.5

Total other non-audit fees	0.8	1.4	0.8

Total fees payable to the Company’s auditors by the Group	14.6	17.0	11.8

Notes to the group accounts

10 Operating expenses continued

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds TSB Group in respect of the following:

	2007 £m	2006 £m	2005 £m

Audits of Group pension schemes	0.2	0.2	0.1
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.4	0.4	0.2
Reviews of the financial position of corporate and other borrowers	2.8	1.6	1.2
Acquisition due diligence and other work performed in respect of potential
venture capital investments	0.6	1.0	0.6

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

Other non-audit fees: This category includes due diligence relating to corporate finance, including venture capital transactions and other assurance and advisory services.

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

11 Impairment

	2007 £m	2006 £m	2005 £m

Impairment losses on loans and advances (note 19)	1,721	1,560	1,302
Other credit risk provisions (note 37)	5	(5)	(3)

	1,726	1,555	1,299
Impairment of available-for-sale financial assets (note 20)	70	—	—

Total impairment charged to the income statement	1,796	1,555	1,299

12 Profit on sale and closure of businesses

	2007 £m	2006 £m	2005 £m

Profit on sale of Lloyds TSB Registrars	407	—	—
Profit on sale of Abbey Life	272	—	—
Other, including adjustments in respect of businesses sold in prior years	(22)	—	50

	657	—	50

During 2007 the Group completed the following transactions:

•	The sale, announced on 21 May 2007, of the business and assets of Lloyds TSB Bank plc’s company registration business, Lloyds TSB Registrars.

•	The sale, announced on 31 July 2007, of Abbey Life Assurance Company Limited, a UK life operation which has been closed to new business since 2000.

•	The sale, announced on 3 October 2007, of The Dutton-Forshaw Group Limited, a medium-size car dealership.

In addition, provision has been made for payments under an indemnity given in relation to a business sold in an earlier year.

During 2005, a net profit of £74 million arose on disposal of businesses, principally the Goldfish credit card business. This profit was partly offset by an adjustment to consideration received in respect of an earlier disposal and a provision for costs in respect of the closure of businesses, which together totalled £24 million.

The businesses sold in 2007 and 2005 did not represent separate material lines of business and consequently they have not been treated as discontinued operations.

Notes to the group accounts

13 Taxation

(a) Analysis of charge for the year

	2007 £m	2006 £m	2005 £m

UK corporation tax:
Current tax on profit for the year	763	1,024	862
Adjustments in respect of prior years	(30)	(137)	(20)
	733	887	842
Double taxation relief	(60)	(195)	(138)

	673	692	704
Foreign tax:
Current tax on profit for the year	98	83	78
Adjustments in respect of prior years	(3)	(8)	(8)
	95	75	70

Current tax charge	768	767	774
Deferred tax (note 36)	(89)	574	491

	679	1,341	1,265

The charge for tax on the profit for the year is based on a UK corporation tax rate of 30 per cent (2006: 30 per cent; 2005: 30 per cent).

The Group, as a proxy for policyholders in the UK, is required to record taxes on investment income, gains and losses each year. Accordingly, the tax attributable to UK life insurance policyholder earnings is included in income tax expense. The tax credit attributable to policyholders was £243 million (2006: £222 million expense; 2005: £298 million expense), including a prior year tax charge of £5 million (2006: tax charge of £12 million; 2005: tax credit of £25 million).

In addition to the income statement current tax charge, a total of £131 million of current tax has been credited to equity (2006: a total of £17 million charged to equity; 2005: £nil); a credit of £3 million (2006: a credit of £15 million; 2005: £nil) in respect of share based payments, a credit of £103 million (2006: a charge of £33 million; 2005: £nil) in respect of foreign exchange differences and a net credit of £25 million (2006: a net credit of £1 million; 2005: £nil) in respect of the revaluation of available-for-sale financial assets.

(b) Factors affecting the tax charge for the year

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge for the year is given below:

	2007 £m	2006 £m	2005 £m

Profit before tax	4,000	4,248	3,820

Tax charge thereon at UK corporation tax rate of 30%	1,200	1,274	1,146
Factors affecting charge:
Disallowed and non-taxable items	2	(8)	(47)
Overseas tax rate differences	(4)	(2)	(1)
Gains exempted or covered by capital losses	(274)	(78)	(59)
Policyholder interests	(173)	123	210
UK corporation tax rate change	(110)	–	–
Other items	38	32	16

Tax on profit on ordinary activities	679	1,341	1,265

Effective rate	17.0%	31.6%	33.1%

The effective tax rate of the Group excluding the gross policyholder and Open Ended Investment Company interests from profit before tax and the tax charge and, in 2007, the profit on disposal of businesses from profit before tax and the impact on the year end deferred tax position of the UK corporation tax rate change was 28.3 per cent (2006: 28.0 per cent; 2005: 27.0 per cent).

Notes to the group accounts

14 Earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 5 million (2006: 5 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

	2007	2006	2005

Profit attributable to equity shareholders	£3,289m	£2,803m	£2,493m
Weighted average number of ordinary shares in issue	5,637m	5,616m	5,595m
Basic earnings per share	58.3p	49.9p	44.6p

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

	2007	2006	2005

Profit attributable to equity shareholders	£3,289m	£2,803m	£2,493m
Weighted average number of ordinary shares in issue	5,637m	5,616m	5,595m
Adjustment for share options and awards	46m	51m	44m

Weighted average number of ordinary shares for diluted earnings per share	5,683m	5,667m	5,639m

Diluted earnings per share	57.9p	49.5p	44.2p

The weighted average number of anti-dilutive share options and awards excluded from the calculation of diluted earnings per share was 3 million at 31 December 2007 (2006: 7 million; 2005: 17 million).

Notes to the group accounts

15 Trading and other financial assets at fair value through profit or loss

	2007 £m	2006 £m

Trading assets	4,663	5,756
Other financial assets at fair value through profit or loss	53,248	61,939

	57,911	67,695

These assets are comprised as follows:

	2007		2006

	Trading assets £m	Other financial assets at fair value through profit or loss £m	Trading assets £m	Other financial assets at fair value through profit or loss £m

Loans and advances to banks	29	1	34	3
Loans and advances to customers	756	403	350	448

Debt securities:

Government securities	62	4,848	180	8,626
Other public sector securities	—	—	—	44
Bank and building society certificates of deposit	—	811	—	573
Mortgage backed securities	87	70	451	87
Other asset backed securities	122	1,805	595	861
Corporate and other debt securities	3,607	13,564	4,146	13,170

	3,878	21,098	5,372	23,361
Equity shares:

Listed	—	23,598	—	29,275
Unlisted	—	8,148	—	8,852

	—	31,746	—	38,127

	4,663	53,248	5,756	61,939

At 31 December 2007 £55,729 million (2006: £65,122 million) of trading and other financial assets at fair value through profit or loss had a contractual residual maturity of greater than one year.

Other financial assets at fair value through profit or loss represent the following assets designated into that category:

(i)

financial assets backing insurance contracts and investment contracts which are so designated because the related liabilities either have cash flows that are contractually based on the performance of the assets or are contracts whose measurement takes account of current market conditions and where significant measurement inconsistencies would otherwise arise;

(ii)

certain loans and advances to customers which are economically hedged by interest rate derivatives which are not in hedge accounting relationships and where significant measurement inconsistencies would otherwise arise if the related derivatives were treated as trading liabilities and the loans and advances were carried at amortised cost; and

(iii)

certain private equity investments that are managed, and evaluated, on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis.

The maximum exposure to credit risk at 31 December 2007 of the loans and advances to banks and customers designated at fair value through profit or loss was £404 million (31 December 2006: £451 million); the Group does not hold any credit derivatives or other instruments in mitigation of this risk. There was no significant movement in the fair value of these loans attributable to changes in credit risk; this is determined by reference to the publicly available credit ratings of the instruments involved.

The carrying value of assets that are subject to stock lending arrangements was £1,450 million at 31 December 2007 (2006: £1,781 million) all of which the secured party is permitted by contract or custom to sell or repledge.

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

Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place. As discussed in note 18, the Group also uses credit default swaps to synthetically securitise £1,572 million (2006: £961 million) of commercial banking loans, and, in combination with external funding, to securitise a further £2,753 million (2006: £nil) of commercial banking loans.

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

	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m

31 December 2007
Trading
Exchange rate contracts:

Spot, forwards and futures	150,450	1,759	1,285
Currency swaps	30,214	803	680
Options purchased	7,609	157	—
Options written	6,988	—	149

	195,261	2,719	2,114
Interest rate contracts:

Interest rate swaps	332,361	2,765	3,250
Forward rate agreements	102,274	36	34
Options purchased	33,147	171	—
Options written	22,976	—	171
Futures	35,571	1	—

	526,329	2,973	3,455
Credit derivatives	63,444	1,838	1,057
Equity and other contracts	4,439	865	156

Total derivative assets/liabilities held for trading		8,395	6,782

Hedging
Derivatives designated as fair value hedges:
Interest rate swaps (including swap options)	50,734	263	460

Derivatives designated as cash flow hedges:
Interest rate swaps	630	1	24
Derivatives designated as net investment hedges:
Cross currency swaps	5,302	—	316

Total derivative assets/liabilities held for hedging		264	800

Total recognised derivative assets/liabilities		8,659	7,582

At 31 December 2007 £3,573 million of total recognised derivative assets and £4,112 million of total recognised derivative liabilities (2006: £3,068 million of assets and £3,412 million of liabilities) had a contractual residual maturity of greater than one year.

Notes to the group accounts

16 Derivative financial instruments continued	Contract/notional	Fair value	Fair value
	amount	assets	liabilities
	£m	£m	£m

31 December 2006
Trading
Exchange rate contracts:
Spot, forwards and futures	116,255	794	1,432
Currency swaps	20,618	346	496
Options purchased	3,076	51	—
Options written	3,822	—	32
	143,771	1,191	1,960
Interest rate contracts:
Interest rate swaps	331,852	2,980	3,149
Forward rate agreements	40,876	17	18
Options purchased	17,034	68	—
Options written	12,588	—	63
Futures	33,066	—	1
	435,416	3,065	3,231
Credit derivatives	13,212	25	39
Equity and other contracts	4,026	797	67

Total derivative assets/liabilities held for trading		5,078	5,297

Hedging
Derivatives designated as fair value hedges:
Cross currency interest rate swaps	80	10	—
Interest rate swaps (including swap options)	37,298	333	453
	37,378	343	453
Derivatives designated as cash flow hedges:
Interest rate swaps	569	5	13

Derivatives designated as net investment hedges:
Cross currency swaps	2,589	139	—

Total derivative assets/liabilities held for hedging		487	466

Total recognised derivative assets/liabilities		5,565	5,763

17 Loans and advances to banks	2007		2006
	£m		£m

Lending to banks	5,892		5,966
Money market placements with banks	28,953		34,673

Total loans and advances to banks	34,845		40,639
Allowance for impairment losses (note 19)	—		(1)

	34,845		40,638

At 31 December 2007 £5,773 million (2006: £15,259 million) of loans and advances to banks had a contractual residual maturity of greater than one year.

The Group holds collateral with a fair value of £9,109 million (2006: £6,837 million), which it is permitted to sell or repledge, of which £8,482 million (2006: £6,209 million) was repledged or sold to third parties for periods not exceeding three months from the transfer.

Notes to the group accounts

18 Loans and advances to customers	2007 £m	2006 £m

Agriculture, forestry and fishing	3,226	2,905
Energy and water supply	2,102	2,024
Manufacturing	8,385	7,513
Construction	2,871	2,332
Transport, distribution and hotels	11,573	10,490
Postal and telecommunications	946	831
Property companies	17,576	12,896
Financial, business and other services	29,707	22,999
Personal:
Mortgages	102,739	95,601
Other	22,988	23,025
Lease financing	4,686	4,802
Hire purchase	5,423	5,060

	212,222	190,478
Allowance for impairment losses (note 19)	(2,408)	(2,193)

	209,814	188,285

At 31 December 2007 £153,302 million (2006: £141,247 million) of loans and advances to customers had a contractual residual maturity of greater than one year.

The Group holds collateral with a fair value of £1,975 million (2006: £444 million), which it is permitted to sell or repledge, of which £1,818 million (2006: £238 million) was repledged or sold to third parties for periods not exceeding three months from the transfer.

Loans and advances to customers include finance lease receivables, which may be analysed as follows:

	2007 £m	2006 £m

Gross investment in finance leases, receivable:
Not later than 1 year	620	637
Later than 1 year and not later than 5 years	1,917	2,358
Later than 5 years	5,339	5,358

	7,876	8,353
Unearned future finance income on finance leases	(2,875)	(2,945)
Rentals received in advance	(131)	(163)
Commitments for expenditure in respect of equipment to be leased	(184)	(443)

Net investment in finance leases	4,686	4,802

The net investment in finance leases represents amounts recoverable as follows:

	2007 £m	2006 £m

Not later than 1 year	340	234
Later than 1 year and not later than 5 years	1,004	1,232
Later than 5 years	3,342	3,336

	4,686	4,802

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. The allowance for uncollectable finance lease receivables included in the allowance for impairment losses is £16 million (2006: £7 million). The unguaranteed residual values included in finance lease receivables were as follows:

	2007 £m	2006 £m

Not later than 1 year	—	—
Later than 1 year and not later than 5 years	17	—
Later than 5 years	159	168

Total	176	168

Notes to the group accounts

18 Loans and advances to customers continued

Securitisations

Loans and advances to customers include balances that have been securitised but not derecognised, comprising both residential mortgages and commercial banking loans, the carrying values of which are set out below together with any related liabilities. Residential mortgages are not derecognised because the Group remains exposed to the majority of the risk of any default in respect of them; commercial banking loans are not derecognised because the Group has not transferred the contractual rights to receive the cash flows from those loans nor has it assumed a contractual obligation to pay the cash flows from those loans to a third party.

Beneficial interests in certain residential mortgages have been transferred to special purpose entities which issue floating rate debt securities. Neither the Group nor any entities in the Group are obliged to support any losses that may be suffered by the note holders and do not intend to offer such support. The floating rate note holders only receive payments of interest and principal to the extent that the special purpose entities have received sufficient funds from the transferred mortgages and after certain expenses have been met. In the event of a deficiency, they have no recourse whatsoever to the Group.

At 31 December 2007 the total amount of residential mortgages subject to securitisation was £46,284 million (2006: £14,927 million) in respect of which external funding at the year end amounted to £12,403 million (2006: £10,048 million); external funding is shown in debt securities in issue (see note 30). The Group participates in the securitisation through the provision of administration and other services, the provision of interest rate and currency swaps and in the form of unsecured loan financing which is subordinate to the interests of the floating rate note holders.

In addition the Group has entered into two securitisations of its commercial banking loans as follows:

– a synthetic securitisation of £1,572 million (2006: £961 million) utilising credit default swaps (CDSs);

– a securitisation of £2,753 million (2006: £nil) utilising a combination of CDSs and £98 million (2006: £nil) of external funding.

The CDSs are accounted for as derivatives and are included in derivative financial instruments (see note 16) and the external funding is shown in debt securities in issue (see note 30).

19 Allowance for impairment losses on loans and advances

	Loans and advances to customers

	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m	Loans and advances to banks £m	Total £m

Balance at 1 January 2006	36	1,655	381	2,072	1	2,073
Exchange and other adjustments	1	—	(14)	(13)	—	(13)
Adjustments on disposal of businesses and portfolios	—	(27)	—	(27)	—	(27)
Advances written off	(9)	(1,338)	(142)	(1,489)	—	(1,489)
Recoveries of advances written off in previous years	2	170	18	190	—	190
Unwinding of discount	—	(100)	—	(100)	—	(100)
Charge to the income statement	12	1,558	(10)	1,560	—	1,560

At 31 December 2006	42	1,918	233	2,193	1	2,194
Exchange and other adjustments	—	—	2	2	—	2
Advances written off	(25)	(1,439)	(78)	(1,542)	—	(1,542)
Recoveries of advances written off in previous years	2	133	2	137	—	137
Unwinding of discount	—	(101)	(3)	(104)	—	(104)
Charge to the income statement	18	1,518	186	1,722	(1)	1,721

At 31 December 2007	37	2,029	342	2,408	—	2,408

The analysis of allowances for impairment between retail and wholesale has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within wholesale are exposures to corporate customers and other large institutions.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss are disclosed in note 1(j). All impaired loans which exceed a certain threshold, principally within the Group’s corporate banking business, are individually assessed for impairment having regard to expected future cash flows including those that could arise from the realisation of security. Included in loans and advances to customers were loans and advances individually determined to be impaired whose gross amount before impairment allowances was £684 million (2006: £428 million) and in respect of which collateral with a fair value of £193 million (2006: £186 million) was held.

Notes to the group accounts

20 Available-for-sale financial assets

	2007 £m	2006 £m

Debt securities:

Government securities	319	393
Other public sector securities	5	189
Bank and building society certificates of deposit	1,825	1,615
Mortgage backed securities	6,050	5,662
Other asset backed securities	4,071	4,721
Corporate and other debt securities	6,270	4,817

	18,540	17,397
Equity shares:

Listed	1	1
Unlisted	28	14

	29	15
Treasury bills and other bills:

Treasury bills and similar securities	1,608	1,743
Other bills	19	23

	1,627	1,766

	20,196	19,178

At 31 December 2007 £15,265 million (2006: £13,779 million) of available-for-sale financial assets had a contractual residual maturity of greater than one year.

All assets have been individually assessed for impairment. The criteria used to determine whether an impairment loss has been incurred are disclosed in note 1(j). Included in available-for-sale assets at 31 December 2007 are debt securities individually determined to be impaired whose gross amount before impairment allowances was £75 million and in respect of which no collateral was held.

The movement in available-for-sale financial assets is summarised as follows:

	Carrying value before allowances for impairment £m	Allowances for impairment £m	Balance sheet value £m

At 1 January 2006	14,940	—	14,940
Exchange and other adjustments	(1,116)	—	(1,116)
Additions	23,448	—	23,448
Disposals	(18,106)	—	(18,106)
Amortisation of premiums and discounts	22	—	22
Changes in fair value (note 41)	(10)	—	(10)

At 31 December 2006	19,178	—	19,178
Exchange and other adjustments	(715)	—	(715)
Additions	21,667	—	21,667
Disposals	(19,468)	—	(19,468)
Amortisation of premiums and discounts	36	—	36
Changes in fair value (note 41)	(483)	—	(483)
Impairment transferred from reserves (note 41)	70	(70)	—
Disposal of businesses	(19)	—	(19)

At 31 December 2007	20,266	(70)	20,196

21 Investment property
	2007 £m		2006 £m

At 1 January	4,739		4,260
Exchange and other adjustments	5		—
Additions:

Acquisitions of new properties	302		675
Additional expenditure on existing properties	181		75

Total additions	483		750
Disposals	(271)		(902)
Adjustments on deconsolidation of OEICs	(881)		—
Changes in fair value (note 6)	(321)		631
Disposal of businesses	(32)		—

At 31 December	3,722		4,739

During the year the percentage ownership of certain OEICs changed so that the Group no longer has control; as a consequence these OEICs have been deconsolidated.

Notes to the group accounts

21 Investment property continued

The investment properties are valued at least annually at open-market value, by independent, professionally qualified valuers, who have recent experience in the location and categories of the investment properties being valued.

In addition, the following amounts have been recognised in the income statement:

	2007 £m	2006 £m

Rental income	227	313
Direct operating expenses arising from investment properties that generate rental income	24	24

Capital expenditure in respect of investment properties:

	2007 £m	2006 £m

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements	111	85

22 Goodwill

	2007 £m	2006 £m

At 1 January	2,377	2,373
Acquisitions (note 48)	—	4
Disposals	(19)	—

At 31 December	2,358	2,377

Cost*	2,364	2,383
Accumulated impairment losses	(6)	(6)

	2,358	2,377

* For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,358 million (2006: £2,377 million), £1,836 million (or 78 per cent of the total) has been allocated to Scottish Widows and £510 million (or 22 per cent of the total) to Asset Finance.

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

The recoverable amount of Asset Finance has also been based on a value in use calculation using cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 12 per cent (gross of tax). The discount rate has been set at a premium over the Group’s weighted average cost of capital to take into account the specific risk profile of the Asset Finance business. The cash flows for each of the businesses of Asset Finance beyond the five-year period are extrapolated using steady growth rates, in each case not exceeding 4 per cent nor the long-term average growth rates for the markets in which the respective businesses of Asset Finance participate.

23 Value of in-force business

The asset in the consolidated balance sheet and movement recognised in the income statement are as follows:

Gross value of in-force insurance and participating investment business	2007 £m	2006 £m

At 1 January	2,723	2,922
Movement in value of in-force business	(93)	(199)
Disposal of business	(412)	—

At 31 December	2,218	2,723

Further information on the Group’s life assurance business, including its available capital resources and regulatory capital requirements, the realistic value of its assets and liabilities and its capital sensitivities is given in note 31.

Notes to the group accounts

23 Value of in-force business continued

The principal features of the methodology and process used for determining key assumptions used in the calculation of the value of in-force business are set out below:

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

The risk-free rate assumed in valuing in-force business is 10 basis points over the 15-year gilt yield. In valuing financial options and guarantees the risk-free rate is derived from gilt yields plus 10 basis points, in line with Scottish Widows’ FSA realistic balance sheet assumptions. The table below shows the range of resulting yields and other key assumptions at 31 December:

	2007%	2006%

Risk-free rate (value of in-force)	4.65	4.72
Risk-free rate (financial options and guarantees)	4.28 to 4.81	3.91 to 5.41
Retail price inflation	3.28	3.23
Expense inflation	4.18	4.13

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

24 Other intangible assets

	Customer lists £m	Software enhancements £m	Total £m

Cost:
At 1 January 2006	—	147	147
Additions	54	51	105

At 31 December 2006	54	198	252
Additions	3	47	50
Disposals	—	(5)	(5)

At 31 December 2007	57	240	297

Accumulated amortisation:
At 1 January 2006	—	97	97
Charge for the year	—	17	17

At 31 December 2006	—	114	114
Charge for the year	5	31	36
Disposals	—	(2)	(2)

At 31 December 2007	5	143	148

Balance sheet amount at 31 December 2007	52	97	149

Balance sheet amount at 31 December 2006	54	84	138

Software enhancements principally comprise identifiable and directly associated internal staff and other costs.

Notes to the group accounts

25 Tangible fixed assets
	Premises £m	Equipment £m	Operating lease assets £m	Total tangible fixed assets £m

Cost:
At 1 January 2006	1,421	2,667	2,961	7,049
Exchange and other adjustments	—	(3)	(96)	(99)
Additions	92	286	552	930
Disposals	(25)	(101)	(551)	(677)

At 31 December 2006	1,488	2,849	2,866	7,203
Exchange and other adjustments	—	2	(24)	(22)
Adjustments on disposal of businesses	(53)	(89)	—	(142)
Adjustments on deconsolidation of subsidiaries	—	—	(1,015)	(1,015)
Additions	60	286	549	895
Disposals	(58)	(177)	(945)	(1,180)

At 31 December 2007	1,437	2,871	1,431	5,739

Accumulated depreciation and impairment:
At 1 January 2006	601	1,796	361	2,758
Exchange and other adjustments	(1)	(1)	(63)	(65)
Charge for the year	82	248	272	602
Disposals	(7)	(83)	(254)	(344)

At 31 December 2006	675	1,960	316	2,951
Exchange and other adjustments	—	2	(3)	(1)
Adjustments on disposal of businesses	(11)	(35)	—	(46)
Adjustments on deconsolidation of subsidiaries	—	—	(86)	(86)
Charge for the year	83	242	269	594
Disposals	(29)	(162)	(321)	(512)

At 31 December 2007	718	2,007	175	2,900

Balance sheet amount at 31 December 2007	719	864	1,256	2,839

Balance sheet amount at 31 December 2006	813	889	2,550	4,252

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2007 £m	2006 £m

Receivable within 1 year	259	431
1 to 5 years	271	747
Over 5 years	9	30

	539	1,208

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2007 and 2006 no contingent rentals in respect of operating leases were recognised in the income statement.

In addition, total future minimum sub-lease income of £113 million at 31 December 2007 (£120 million at 31 December 2006) is expected to be received under non-cancellable sub-leases of the Group’s premises.

During the year the Group entered into an agreement which transferred control over a number of its leasing subsidiaries to third parties. These subsidiaries have been deconsolidated and, consequently, operating lease assets and related accumulated depreciation in the amounts of £1,015 million and £86 million respectively have been derecognised.

26 Other assets

	2007 £m	2006 £m

Assets arising from reinsurance contracts held	350	451
Deferred acquisition costs	212	443
Settlement balances	205	285
Other assets and prepayments	4,296	3,500

	5,063	4,679

Notes to the group accounts

26 Other assets continued

At 31 December 2007 £1,781 million (2006: £1,521 million) of other assets had a contractual residual maturity of greater than one year.

Deferred acquisition costs:

	2007 £m	2006 £m

At 1 January	443	429
Acquisition costs deferred, net of amounts amortised to the income statement	(22)	14
Disposal of businesses and other adjustments	(209)	—

At 31 December	212	443

27 Deposits from banks

The breakdown of deposits from banks between the domestic and international offices of the Group is set out below:

	2007 £m	2006 £m

Domestic:
Non-interest bearing	101	89
Interest bearing	32,335	28,405
	32,436	28,494
International:
Non-interest bearing	46	31
Interest bearing	6,609	7,869
	6,655	7,900

	39,091	36,394

At 31 December 2007 £25 million (2006: £2,760 million) of deposits from banks had a contractual residual maturity of greater than one year.

Included in deposits from banks were deposits of £1,509 million (2006: £582 million) held as collateral, principally in relation to derivative contracts. The fair value of those deposits approximates the carrying amount.

28 Customer accounts

	2007 £m	2006 £m

Non-interest bearing current accounts	3,807	4,338
Interest bearing current accounts	45,726	43,064
Savings and investment accounts	71,905	66,151
Other customer deposits	35,117	25,789

	156,555	139,342

The breakdown of customer accounts between the domestic and international offices of the Group is set out below:

	2007 £m	2006 £m

Domestic:
Non-interest bearing	3,407	4,002
Interest bearing	149,412	131,781
	152,819	135,783
International:
Non-interest bearing	400	336
Interest bearing	3,336	3,223
	3,736	3,559

	156,555	139,342

At 31 December £1,949 million (2006: £2,077 million) of customer accounts had a contractual residual maturity of greater than one year.

Included in customer accounts were deposits of £777 million (2006: £462 million) held as collateral, principally in relation to derivative contracts. The fair value of those deposits approximates the carrying amount.

Notes to the group accounts

29 Trading and other liabilities at fair value through profit or loss

	2007 £m	2006 £m

Liabilities held at fair value through profit or loss (debt securities)	3,107	1,156
Trading liabilities	99	28

	3,206	1,184

At 31 December 2007 £2,032 million (2006: £1,144 million) of trading and other liabilities at fair value through profit or loss had a contractual residual maturity of greater than one year.

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2007 was £3,131 million, which was £24 million higher than the balance sheet carrying value (2006: £1,200 million, which was £44 million higher than the balance sheet carrying value). There was an £8 million (2006: £nil) decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds TSB Bank plc, the issuing entity within the Group.

Liabilities held at fair value through profit or loss represent designated debt securities in issue which contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities.

30 Debt securities in issue

	2007 £m	2006 £m

Euro medium-term note programme	4,692	5,650
Other bonds and medium-term notes	14,497	10,157
Certificates of deposit issued	14,995	25,244
Commercial paper	17,388	13,067

Total debt securities in issue	51,572	54,118

At 31 December 2007 £18,604 million (2006: £15,020 million) of debt securities in issue had a contractual residual maturity of greater than one year.

Debt securities in issue at 31 December 2007 included £12,403 million (2006: £10,048 million) in respect of the securitisation of mortgages and £98 million (2006: £nil) in respect of the securitisation of commercial banking loans (see note 18).

31 Liabilities arising from insurance contracts and participating investment contracts

	2007 £m	2006 £m

Insurance contract liabilities	23,189	26,350
Participating investment contract liabilities	14,874	15,095

	38,063	41,445

At 31 December 2007 £35,603 million (2006: £38,297 million) of liabilities arising from insurance contracts and participating investment contracts had a contractual residual maturity of greater than one year.

Insurance contract liabilities

Insurance contract liabilities, substantially all of which relate to business written in the United Kingdom, are comprised as follows:

	2007			2006

	Gross £m	Reinsurance £m *	Net £m	Gross £m	Reinsurance £m *	Net £m

Life insurance (see (i) below)	22,526	(340)	22,186	25,763	(425)	25,338
Non-life insurance (see (ii) below):
Unearned premiums	456	—	456	438	—	438
Claims outstanding	207	(10)	197	149	(4)	145
	663	(10)	653	587	(4)	583

	23,189	(350)	22,839	26,350	(429)	25,921

*	Reinsurance balances receivable are reported within other assets (note 26).

Notes to the group accounts

31 Liabilities arising from insurance contracts and participating investment contracts continued

(i)	Life insurance

The movement in life insurance contract liabilities over the year can be analysed as follows:

	Gross £m	Reinsurance* £m	Net £m

At 1 January 2006	25,888	(511)	25,377
New business	1,045	(98)	947
Changes in existing business	(1,170)	184	(986)

At 31 December 2006	25,763	(425)	25,338
New business	2,428	(18)	2,410
Changes in existing business	(1,316)	15	(1,301)
Disposal of businesses	(4,349)	88	(4,261)

At 31 December 2007	22,526	(340)	22,186

*	Reinsurance balances receivable are reported within other assets (note 26).

The movement in liabilities arising from participating investment contracts may be analysed as follows:

£m

At 1 January 2006	14,068
New business	1,815
Changes in existing business	(788)

At 31 December 2006	15,095
New business	491
Changes in existing business	(712)

At 31 December 2007	14,874

Process for determining key assumptions

The process for determining the key assumptions for insurance contracts and participating investment contracts is set out below.

These policy liabilities can be split into With Profit Fund liabilities, accounted for using the FSA’s realistic capital regime (realistic liabilities) and Non-Profit Fund liabilities, accounted for using a traditional prospective actuarial discounted cash flow methodology as described in the accounting policies.

With Profit Fund realistic liabilities

The Group’s With Profit Fund contains life insurance contracts and participating investment contracts. The calculation of With Profit Fund realistic liabilities uses best estimate assumptions for mortality, persistency rates and expenses. These are calculated in a similar manner to those used for the value of in-force business as discussed in note 23. The persistency rates used for the realistic valuation of the With Profit Fund liabilities make an allowance for potential changes in future experience as the guarantees and options within with-profits contracts become more valuable under adverse market conditions.

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

The calibration of the stochastic simulation model uses implied volatilities of derivatives where possible, or historical volatility where it is not possible to observe meaningful prices. For example, as at 31 December 2007, the 10 year equity-implied at-the-money assumption was set at 25.5 per cent (31 December 2006: 20 per cent). The assumption for property volatility was 15 per cent (31 December 2006: 15 per cent), with swaption volatility of broadly 11 per cent (31 December 2006: broadly 13 per cent).

•	Mortality

The mortality assumptions, including allowances for improvements in longevity for annuitants, are set with regard to the Group’s actual experience where this is significant, and relevant industry data otherwise.

•	Lapse rates

Lapse rates refer to the rate of policy termination and the rate at which policyholders stop paying regular premiums. These rates are based on a combination of historical experience and management’s views on future experience taking into consideration potential changes in future experience that may result from guarantees and options becoming more valuable under adverse market conditions.

Notes to the group accounts

31 Liabilities arising from insurance contracts and participating investment contracts continued

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

The mortality and morbidity assumptions, including allowances for improvements in longevity for annuitants, are set with regard to the Group’s actual experience where this provides a reliable basis, and relevant industry data otherwise, and include a margin for adverse deviation.

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

Key changes in assumptions

During 2007, following a detailed review of the Group’s current and expected experience, there has been a change in the key assumption in respect of lapse rates. The impact of this change has been to decrease profit before tax by £52 million; this amount includes movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.

Sensitivity analysis

The following table demonstrates the effect of changes in key assumptions on profit before tax disclosed in these financial statements assuming that the other assumptions remain unchanged. In practice this is unlikely to occur, and changes in some assumptions may be correlated. These amounts include movements in assets, liabilities and the value of the in-force business in respect of insurance contracts and participating investment contracts. The impact is shown in one direction but can be assumed to be reasonably symmetrical.

Notes to the group accounts

31 Liabilities arising from insurance contracts and participating investment contracts continued

	Change in variable	Increase (reduction) in profit before tax £m

Non-annuitant mortality	5% reduction	28
Annuitant mortality	5% reduction	(90)
Lapse rates	10% reduction	47
Maintenance expenses	10% reduction	79
Risk-free rate[1]	0.25% deduction	42
Guaranteed annuity option take up2	5% addition	(4)
Equity investment volatility[3]	1% addition	(5)
Widening of credit spreads[4]	0.1% addition	(65)

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

For the above sensitivities a 5 per cent reduction means a reduction to 95 per cent of the expected rate.

[1]	This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.

[2]	This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.

[3]	This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.

[4]

This sensitivity shows the impact of a 10 basis point increase in corporate bond yields and the corresponding reduction in market values. Government bond yields and the risk-free rate are assumed to be unchanged.

ii) Non-life insurance

Gross non-life insurance contract liabilities are analysed by line of business as follows:

	2007 £m	2006 £m

Credit protection	274	268
Home	385	314
Health	4	5

	663	587

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

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

Provisions for unearned premiums	Gross £m	Reinsurance* £m	Net £m

At 1 January 2006	447	—	447
Increase in the year	608	(17)	591
Release in the year	(617)	17	(600)

At 31 December 2006	438	—	438
Increase in the year	632	(23)	609
Release in the year	(614)	23	(591)

At 31 December 2007	456	—	456

*	Reinsurance balances receivable are reported within other assets (note 26).

These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

Notes to the group accounts

31 Liabilities arising from insurance contracts and participating investment contracts continued

Claims and loss adjustment expenses

	Gross £m	Reinsurance* £m	Net £m

Notified claims	120	(4)	116
Incurred but not reported	27	—	27

At 1 January 2006	147	(4)	143
Cash paid for claims settled in the year	(223)	—	(223)
Increase (decrease) in liabilities:
Arising from current year claims	231	—	231
Arising from prior year claims	(6)	—	(6)

At 31 December 2006	149	(4)	145
Cash paid for claims settled in the year	(275)	—	(275)
Increase (decrease) in liabilities:
Arising from current year claims	341	(9)	332
Arising from prior year claims	(8)	3	(5)

At 31 December 2007	207	(10)	197

Notified claims	188	(10)	178
Incurred but not reported	19	—	19

At 31 December 2007	207	(10)	197

Notified claims	127	(4)	123
Incurred but not reported	22	—	22

At 31 December 2006	149	(4)	145

*	Reinsurance balances receivable are reported within other assets (note 26).

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

Non-life insurance all risks – gross

Accident year	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	Total £m

Estimate of ultimate claims costs:
At end of accident year	234	227	211	208	317	1,197
One year later	220	209	207	206
Two years later	223	207	204
Three years later	221	206
Four years later	220

Current estimate of cumulative claims	220	206	204	206	317	1,153
Cumulative payments to date	(216)	(202)	(194)	(186)	(164)	(962)

Liability recognised in the balance sheet	4	4	10	20	153	191

Liability in respect of earlier years						6

Total liability included in the balance sheet						197

The liability of £197 million shown in the above table excludes £10 million of unallocated claims handling expenses.

Notes to the group accounts

32 Liabilities arising from non-participating investment contracts

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	Gross £m	Reinsurance £m *	Net £m

At 1 January 2006	21,839	(33)	21,806
New business	2,316	—	2,316
Changes in existing business	215	11	226

At 31 December 2006	24,370	(22)	24,348
New business	2,413	—	2,413
Changes in existing business	(1,303)	22	(1,281)
Disposal of businesses	(7,283)	—	(7,283)

At 31 December 2007	18,197	—	18,197

*	Reinsurance balances receivable are reported within other assets (note 26).

At 31 December 2007 £17,929 million (2006: £23,449 million) of liabilities arising from non-participating investment contracts had a contractual residual maturity of greater than one year.

33 Unallocated surplus within insurance businesses

The movement in the unallocated surplus within long-term insurance business over the year can be analysed as follows:

	2007 £m	2006 £m

At 1 January	683	518
Change in unallocated surplus recognised in the income statement (note 9)	(114)	165
Disposal of businesses	(15)	—

At 31 December	554	683

34 Other liabilities

	2007 £m	2006 £m

Settlement balances	445	475
Unitholders’ interest in Open Ended Investment Companies	3,441	4,583
Other creditors and accruals	5,804	5,927

	9,690	10,985

At 31 December 2007 £4,427 million (2006: £6,398 million) of other liabilities had a contractual residual maturity of greater than one year.

35 Retirement benefit obligations
Charge to the income statement

	2007 £m	2006 £m	2005 £m

Defined benefit pension schemes	158	104	243
Other post-retirement benefit schemes	17	5	16

Total defined benefit schemes	175	109	259
Defined contribution pension schemes	63	56	49

	238	165	308

Amounts recognised in the balance sheet

	2007 £m	2006 £m

Defined benefit pension schemes	2,033	2,362
Other post-retirement benefit schemes	111	100

	2,144	2,462

Notes to the group accounts

35 Retirement benefit obligations continued

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

The latest full valuations of the two main schemes were carried out as at 30 June 2005; these have been updated to 31 December 2007 by qualified independent actuaries. The last full valuations of other Group schemes were carried out on a number of different dates; these have been updated to 31 December 2007 by qualified independent actuaries or, in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows.

The Group’s obligations in respect of its defined benefit schemes are funded. The Group expects to pay contributions of some £500 million to its defined benefit schemes in 2008.

Amount included in the balance sheet
	2007 £m	2006 £m

Present value of funded obligations	16,795	17,378
Fair value of scheme assets	(16,112)	(15,279)

	683	2,099
Unrecognised actuarial gains	1,350	263

Liability in the balance sheet	2,033	2,362

Movements in the defined benefit obligation
	2007 £m	2006 £m

At 1 January	17,378	17,320
Current service cost	302	325
Interest cost	866	817
Actuarial gains	(971)	(434)
Benefits paid	(555)	(555)
Past service cost	25	32
Curtailment	—	(129)
Disposal of businesses	(262)	—
Exchange and other adjustments	12	2

At 31 December	16,795	17,378

Changes in the fair value of scheme assets
	2007 £m	2006 £m

At 1 January	15,279	14,026
Expected return	1,035	942
Employer contributions	446	550
Actuarial gains	139	314
Benefits paid	(555)	(555)
Disposal of businesses	(244)	—
Exchange and other adjustments	12	2

At 31 December	16,112	15,279

Actual return on scheme assets	1,174	1,256

Notes to the group accounts

35 Retirement benefit obligations continued

Assumptions

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:
	2007%	2006%	2005%

Discount rate	5.80	5.10	4.80
Rate of inflation	3.30	2.90	2.70
Rate of salary increases	4.00	3.93	3.98
Rate of increase for pensions in payment and deferred pensions	3.10	2.70	2.50

	Years	Years	Years

Life expectancy for member aged 60, on the valuation date:
Men	25.9	25.8	25.6
Women	27.9	27.8	27.6
Life expectancy for member aged 60, 15 years after the valuation date:
Men	27.1	27.0	26.8
Women	29.0	28.9	28.7

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 as at 31 December 2007 is assumed to live for, on average, 25.9 years for a male and 27.9 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60.

An analysis of the impact of a reasonable change in these assumptions is provided in note 2.

The expected return on scheme assets has been calculated using the following assumptions:

	2007%	2006%	2005%

Equities	8.0	8.0	8.2
Fixed interest gilts	4.6	4.1	4.6
Index linked gilts	4.2	3.9	4.3
Non-government bonds	5.1	4.8	5.3
Property	6.5	6.4	6.9
Cash	3.9	3.7	3.6

The expected return on scheme assets in 2008 will be calculated using the following assumptions:

2008%

Equities and alternative assets	8.2
Fixed interest gilts	4.5
Index linked gilts	4.4
Non-government bonds	6.0
Property	6.7
Money market instruments and cash	4.8

Composition of scheme assets:

	2007 £m	2006 £m

Equities	8,537	9,677
Fixed interest gilts	2,041	1,114
Index linked gilts	1,433	921
Non-government bonds	1,990	1,543
Property	1,666	1,333
Money market instruments and cash	445	691

At 31 December	16,112	15,279

The assets of all the funded plans are held independently of the Group’s assets in separate trustee administered funds.

The expected return on plan assets was determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields at the balance sheet date at a term and credit rating broadly appropriate for the bonds held. Expected returns on equity and property investment are long-term rates based on the views of the plan’s independent investment consultants. The expected return on equities allows for the different expected returns from the private equity, infrastructure and hedge fund investments held by some of the funded plans. Some of the funded plans also invest in certain money market instruments and the expected return on these investments has been assumed to be the same as cash.

Notes to the group accounts

35 Retirement benefit obligations continued

Experience adjustments history (since the date of adoption of IAS 19):

	2007 £m	2006 £m	2005 £m	2004 £m

Present value of defined benefit obligation	16,795	17,378	17,320	14,866
Fair value of scheme assets	(16,112)	(15,279)	(14,026)	(11,648)

	683	2,099	3,294	3,218

Experience losses on scheme liabilities	(185)	(50)	(69)	(126)

Experience gains on scheme assets	139	314	1,538	361

The expense recognised in the income statement for the year ended 31 December comprises:

		2007 £m	2006 £m	2005 £m

Current service cost		302	325	292
Interest cost		866	817	775
Expected return on scheme assets		(1,035)	(942)	(839)
Curtailment		—	(128)	—
Past service cost		25	32	15

Total defined benefit pension expense		158	104	243

Following changes in age discrimination legislation in 2006, the Group ceased to augment the pension entitlement of employees taking early retirement; this change reduced the Group’s defined benefit pension liability at 31 December 2006 by £129 million (£1 million of which was unrecognised) and resulted in a one-off credit to the 2006 income statement of £128 million.

Defined contribution schemes

The Group operates a number of defined contribution pension schemes in the UK and overseas, principally the defined contribution sections of the Lloyds TSB Group Pension Schemes No’s 1 and 2.

During the year ended 31 December 2007 the charge to the income statement in respect of these schemes was £63 million (2006: £56 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

Other post-retirement benefit schemes

The Group operates a number of schemes which provide post-retirement healthcare benefits to certain employees, retired employees and their dependants. The principal scheme relates to former Lloyds Bank staff and under this scheme the Group has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependants) who retired prior to 1 January 1996. The Group has entered into an insurance contract to provide these benefits and a provision has been made for the estimated cost of future insurance premiums payable.

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 30 June 2007; this valuation has been updated to 31 December 2007 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 7.43 per cent (2006: 7.02 per cent).

Amount included in the balance sheet:

	2007 £m	2006 £m

Present value of unfunded obligations	123	110
Unrecognised actuarial losses	(12)	(10)

Liability in the balance sheet	111	100

Movements in the other post-retirement benefits obligation:

	2007 £m	2006 £m

At 1 January	110	112
Actuarial loss (gain)	2	(1)
Insurance premiums paid	(6)	(6)
Charge for the year	17	5

At 31 December	123	110

Notes to the group accounts

36 Deferred tax

The movement in the net deferred tax balance is as follows:	2007 £m	2006 £m

At 1 January	1,416	1,145
Exchange and other adjustments	—	(3)
Disposals	(389)	(281)
Income statement (credit) charge:
Due to change in UK corporation tax rate	(110)	—
Other	21	574
	(89)	574

Amount charged (credited) to equity:
Available-for-sale financial assets (note 41)	(1)	—
Cash flow hedges (note 41)	(6)	—
Share based compensation	17	(19)
	10	(19)

At 31 December	948	1,416

The 2007 Finance Act reduction in corporation tax rate from 30 per cent to 28 per cent resulted in a decrease in the Group’s provision for deferred tax at 31December 2007 of £110 million.

The deferred tax (credit) charge in the income statement comprises the following temporary differences:

	2007 £m	2006 £m	2005 £m

Accelerated capital allowances	(32)	175	59
Pensions and other post-retirement benefits	134	134	44
Investment reserve	(30)	59	—
Allowances for impairment losses	42	22	23
Unrealised gains	(91)	162	279
Tax on value of in-force business	(108)	(59)	64
Other temporary differences	(4)	81	22

	(89)	574	491

Deferred tax assets and liabilities are comprised as follows:	2007 £m		2006 £m

Deferred tax assets:
Pensions and other post-retirement benefits	(600)		(739)
Allowances for impairment losses	(101)		(143)
Other provisions	(15)		(39)
Derivatives	(178)		(161)
Tax losses carried forward	(409)		(326)
Other temporary differences	(169)		(255)

	(1,472)		(1,663)

	2007 £m		2006 £m

Deferred tax liabilities:
Accelerated capital allowances	979		1,252
Investment reserve	119		149
Unrealised gains	342		500
Tax on value of in-force business	652		875
Other temporary differences	328		303

	2,420		3,079

Notes to the group accounts

36 Deferred tax continued

Deferred tax assets

Deferred tax assets are recognised for tax losses and foreign tax credit carry forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

Deferred tax assets of £33 million (2006: £567 million) have not been recognised in respect of capital losses carried forward as there are no predicted future capital profits. Capital losses can be carried forward indefinitely.

In addition, deferred tax assets have not been recognised in respect of Eligible Unrelieved Foreign Tax (EUFT) and other foreign tax credits carried forward as at 31 December 2007 of £104 million (2006: £138 million), as there are no predicted future taxable profits against which the unrelieved foreign tax credits can be utilised. EUFT can be carried forward indefinitely.

Deferred tax liabilities

Deferred tax liabilities have not been recognised for tax that may be payable if earnings of certain subsidiaries were remitted to the UK. Such amounts are either reinvested for the foreseeable future or can be remitted free of tax. Unremitted earnings totalled £928 million (2006: £689 million).

Future transfers from Scottish Widows plc’s long-term business funds to its Shareholder Fund will be subject to a shareholder tax charge. Under IAS 12, no provision is required to be made to the extent that the timing of such transfers is under Scottish Widows plc’s control. Accordingly, deferred tax liabilities of £90 million (2006: £110 million) have not been recognised.

37 Other provisions	Provisions for contingent liabilities and commitments £m	Customer remediation provisions £m	Vacant leasehold property and other £m	Total £m

At 1 January 2007	27	101	131	259
Exchange and other adjustments	—	—	6	6
Provisions applied	(3)	(54)	(13)	(70)
Amortisation of discount	—	—	3	3
Charge for the year	5	—	10	15
Disposal of businesses	—	(4)	—	(4)

At 31 December 2007	29	43	137	209

Provisions for contingent liabilities and commitments

Provisions are held in cases where the Group is irrevocably committed to provide additional funds, but where there is doubt as to the potential borrower’s ability to meet its repayment obligations.

Customer remediation provisions

In previous years, the Group has established provisions for the estimated cost of making redress payments to customers in respect of past product sales, in those cases where the original sales processes have been found to be deficient. During 2007 management have reviewed the adequacy of the provisions held having regard to current complaint volumes and the level of payments being made and are satisfied that no additional charge is required (no charge was made in 2006). At 31 December 2007 the remaining provisions held relate to past sales of a number of products, including mortgage endowment policies, sold through the branch networks of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester and underwritten by life assurance companies within the Group and also by third parties. The principal assumptions that are made in the assessment of the adequacy of the provision relate to the number of cases that are likely to require redress, taking into account any time barring, and the estimated average cost per case. The ultimate cost and timing of the payments remains highly uncertain and will be influenced by external factors beyond the control of management, such as regulatory actions, media interest and the performance of the financial markets. However, it is expected that the majority of the remaining expenditure will be incurred over the next year.

Vacant leasehold property and other

Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income, compared to the head rent, and the possibility of disposing of the Group’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on an annual basis and will normally run off over the period of under-recovery of the leases concerned, currently averaging two years; where a property is disposed of earlier than anticipated, any remaining balance in the provision relating to that property is released.

The Group also carries provisions in respect of its obligations relating to UIC Insurance Company Limited (UIC), which is in provisional liquidation. The Group has indemnified a third party against losses in the event that UIC does not honour its obligations under a reinsurance contract, which is subject to asbestosis and pollution claims in the US. The ultimate cost of settling the Group’s exposure in respect of the insurance business of UIC and the timing remains uncertain. The provision held represents management’s current best estimate of the cost after having regard to the financial condition of UIC and actuarial estimates of future claims.

Notes to the group accounts

38 Subordinated liabilities

	Note	2007 £m	2006 £m

Preferred securities
6.90% Perpetual Capital Securities (US$1,000 million)	d, g	471	483
Fixed/Floating Rate Non-Cumulative Callable Preference Shares callable 2015 (£600 million)	a, b	593	587
Fixed/Floating Rate Non-Cumulative Callable Preference Shares callable 2016 (US$1,000 million)	a, c	515	504
6% Non-cumulative Redeemable Preference Shares	o	—	—
Euro Step-up Non-Voting Non-Cumulative Preferred Securities callable 2012 (€430 million)	d, m	335	312
6.35% Step-up Perpetual Capital Securities callable 2013 (€500 million)	d, f, k	365	345
Sterling Step-up Non-Voting Non-Cumulative Preferred Securities callable 2015 (£250 million)	d, n	248	248
4.385% Step-up Perpetual Capital Securities callable 2017 (€750 million)	d, f, k	504	478
		3,031	2,957
Undated subordinated liabilities
Primary Capital Undated Floating Rate Notes:	d, e
Series 1 (US$750 million)		374	383
Series 2 (US$500 million)		249	255
Series 3 (US$600 million)		299	306
11 3/4% Perpetual Subordinated Bonds (£100 million)		100	100
5 5/8% Undated Subordinated Step-up Notes callable 2009 (€1,250 million)	d, k	915	845
Undated Step-up Floating Rate Notes callable 2009 (€150 million)	d, e	110	101
6 5/8% Undated Subordinated Step-up Notes callable 2010 (£410 million)	d, j	408	408
5.125% Step-up Perpetual Subordinated Notes callable 2015 (£560 million)	d, h	534	525
5.57% Undated Subordinated Step-up Coupon Notes callable 2015 (¥20,000 million)	d, l	111	107
5.125% Undated Subordinated Step-up Notes callable 2016 (£500 million)	d, j	449	475
6 1/2% Undated Subordinated Step-up Notes callable 2019 (£270 million)	d, j	238	255
8% Undated Subordinated Step-up Notes callable 2023 (£200 million)	d, j	188	189
6 1/2% Undated Subordinated Step-up Notes callable 2029 (£450 million)	d, j	444	447
6% Undated Subordinated Step-up Guaranteed Bonds callable 2032 (£500 million)	d, j	450	467
		4,869	4,863
Dated subordinated liabilities
7 3/4% Subordinated Bonds 2007 (£300 million)		—	300
5 1/4% Subordinated Notes 2008 (DM 750 million)		281	260
10 5/8% Guaranteed Subordinated Loan Stock 2008 (£100 million)	i	100	100
9 1/2% Subordinated Bonds 2009 (£100 million)		100	99
6 1/4% Subordinated Notes 2010 (€400 million)		302	283
12% Guaranteed Subordinated Bonds 2011 (£100 million)	i	100	100
9 1/8% Subordinated Bonds 2011 (£150 million)		149	149
4 3/4% Subordinated Notes 2011 (€850 million)		609	562
5 7/8% Subordinated Guaranteed Bonds 2014 (€750 million)		591	560
5 7/8% Subordinated Notes 2014 (£150 million)		149	149
6 5/8% Subordinated Notes 2015 (£350 million)		316	330
Subordinated Step-up Floating Rate Notes 2016 callable 2011 (£300 million)	e	300	300
Subordinated Step-up Floating Rate Notes 2016 callable 2011 (€500 million)	e	371	336
Subordinated Floating Rate Notes 2020 (€100 million)	e	73	67
5.75% Subordinated Step-up Notes 2025 callable 2020 (£350 million)		305	328
9 5/8% Subordinated Bonds 2023 (£300 million)		312	329
		4,058	4,252

Total subordinated liabilities		11,958	12,072

These liabilities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the period (2006: nil).

At 31 December 2007 £11,577 million (2006: £11,772 million) of subordinated liabilities had a contractual residual maturity of greater than one year.

Notes to the group accounts

38 Subordinated liabilities continued

a)

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

b)

Dividends will accrue at a rate of 6.369 per cent per annum up to 24 August 2015, and, unless redeemed, at a rate reset quarterly equal to 1.28 per cent per annum above the London interbank offered rate for three-month sterling deposits thereafter. These preference shares can be redeemed at the option of the Company on 25 August 2015 or quarterly thereafter.

c)

Dividends will accrue at a rate of 6.267 per cent per annum up to 13 November 2016 and, unless redeemed, at a rate reset quarterly equal to 1.035 per cent per annum above the London interbank offered rate for three-month sterling deposits thereafter. These preference shares can be redeemed at the option of the Company on 14 November 2016 or every 10 years thereafter.

d)

In certain circumstances, these notes, bonds and securities would acquire the characteristics of preference share capital. Any repayments of undated subordinated liabilities would require prior notification to the Financial Services Authority. They are accounted for as liabilities since coupon payments are mandatory as a consequence of the terms of the 6% Non-cumulative Redeemable Preference Shares.

e)	These notes bear interest at rates fixed periodically in advance based on London Interbank rates.

f)

In certain circumstances the interest payments on these securities can be deferred although in this case neither Lloyds TSB Bank plc nor Lloyds TSB Group plc can declare or pay a dividend until any deferred payments have been made. In the event of a winding up of Lloyds TSB Bank plc, these securities will acquire the characteristics of preference shares.

g)

In certain circumstances the interest payments on these securities can be deferred although in this case neither Lloyds TSB Bank plc nor Lloyds TSB Group plc can declare or pay a dividend until payments are resumed. Any deferred payments will be made good on redemption of the securities. The securities can be redeemed at par at the option of Lloyds TSB Bank plc on any coupon date.

h)

In certain circumstances the interest payments on these securities can be deferred although in this case Scottish Widows plc cannot declare or pay a dividend until any deferred payments have been made.

i)	Issued by a group undertaking under the Company’s subordinated guarantee.

j)	At the callable date the coupon on these notes will be reset by reference to the applicable five year benchmark gilt rate.

k)	In the event that these notes are not redeemed at the callable date, the coupon will be reset to a floating rate.

l)	In the event that these notes are not redeemed at the callable date, the coupon will be reset to a margin of 1.60 per cent over the five year Yen swap rate.

m)

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

n)

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

o)

Throughout 2007 and 2006, the Company has had in issue 400 6 per cent non-cumulative preference shares of 25p each. The shares, which are redeemable at the option of the Company at any time, carry the rights to a fixed rate non-cumulative preferential dividend of 6 per cent per annum; no dividend shall be payable in the event that the directors determine that prudent capital ratios would not be maintained if the dividend were paid. Upon winding up, the shares rank equally with any other preference shares issued by the Company.

39 Share capital

	2007	2006	2005

Authorised share capital
Sterling	£m	£m	£m
6,911 million Ordinary shares of 25p each	1,728	1,728	1,728
79 million Limited voting ordinary shares of 25p each	20	20	20
175 million Preference shares of 25p each	44	44	44

	1,792	1,792	1,792

US dollars	US$m	US$m	US$m
160 million Preference shares of 25 cents each	40	40	40

Euro	€m	€m	€m
160 million Preference shares of 25 cents each	40	40	40

Japanese yen	¥m	¥m	¥m
50 million Preference shares of ¥25 each	1,250	1,250	1,250

Notes to the group accounts

39 Share capital continued

Issued and fully paid ordinary shares

	2007 Number of shares	2006 Number of shares	2005 Number of shares	2007 £m	2006 £m	2005 £m

Ordinary shares of 25p each
At 1 January	5,637,964,437	5,602,613,600	5,596,397,111	1,409	1,400	1,399
Issued under employee share schemes	9,739,508	35,350,837	6,216,489	3	9	1

At 31 December	5,647,703,945	5,637,964,437	5,602,613,600	1,412	1,409	1,400
Limited voting ordinary shares of 25p each
At 1 January and 31 December	78,947,368	78,947,368	78,947,368	20	20	20

				1,432	1,429	1,420

Share capital and control

There are no restrictions on the transfer of shares in the Company other than as set out in the articles of association and:

•	certain restrictions which may from time to time be imposed by law and regulations (for example, insider trading laws); and

•	pursuant to the UK Listing Authority’s listing rules where directors and certain employees of the Company require the approval of the Company to deal in the Company’s shares; and

•	pursuant to the rules of some of the Company’s employee share plans where certain restrictions may apply while the shares are subject to the plans.

Where, under an employee share plan operated by the Company, participants are the beneficial owners of shares but not the registered owners, the voting rights are normally exercised by the registered owner at the direction of the participant. All of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time.

In addition, the Company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights.

Information regarding significant direct or indirect holdings of shares in the Company can be found on page 97.

The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary shares in accordance with the articles of association. The authority for the Company to purchase, in the market, 571,750,770 of its shares, representing some 10 per cent of the issued share capital, expires at the annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.

Subject to any rights or restrictions attached to any shares, on a show of hands at a general meeting of the Company every holder of shares present in person or by proxy and entitled to vote has one vote and on a poll every member present and entitled to vote has one vote for every share held. Further details regarding voting at the annual general meeting can be found in the notes to the notice of the annual general meeting.

Ordinary shares

The holders of ordinary shares (excluding the limited voting ordinary shares), who held 98.60 per cent of the total share capital as at 31 December 2007, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares (excluding the limited voting ordinary shares) may also receive a dividend (subject to the provisions of the Company’s articles of association) and on a winding up may share in the assets of the Company.

Limited voting ordinary shares

The limited voting ordinary shares are held by the Lloyds TSB Foundations (‘the Foundations’). The holders of the limited voting ordinary shares, who held 1.38 per cent of the total share capital as at 31 December 2007, are entitled to receive copies of every circular or other document sent out by the Company to the holders of other ordinary shares. These shares carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of winding up. These shares do not have any right to vote at general meetings other than on resolutions concerning acquisitions or disposals of such importance that they require shareholder consent, or for the winding up of the Company, or for a variation in the class rights of the limited voting ordinary shares. In the event of an offer for more than 50 per cent of the issued ordinary share capital of the Company, each limited voting ordinary share will convert into an ordinary share and shall rank equally with the ordinary shares in all respects from the date of conversion. Lloyds TSB Group plc has entered into deeds of covenant with the Foundations, under the terms of which the Company makes annual donations to the Foundations equal, in total, to 1 per cent of the Group’s pre-tax profits (after certain adjustments) averaged over three years. The deeds of covenant can be cancelled by the Company at nine years’ notice. This donation is payable on or before the last day of February in each year (‘the payment date’). In the event of conversion of the limited voting ordinary shares, the Foundations shall be entitled to receive a donation, on the same basis as set out above, on the payment date following conversion.

Issued and fully paid preference shares

Throughout 2006 and 2007, the Company has had in issue 400 6 per cent non-cumulative redeemable preference shares of 25p each. The shares, which are redeemable at the option of the Company at any time, carry the rights to a fixed rate non-cumulative preferential dividend at a rate of 6 per cent per annum; no dividend shall be payable in the event that the directors determine that prudent capital ratios would not be maintained if the dividend were paid. Upon winding up, the shares rank equally with any other preference shares issued by the Company. The holders of the 6 per cent non-cumulative redeemable preference shares held less than 0.1 per cent of the total share capital as at 31 December 2007. In accordance with IFRS, these shares are reported within liabilities.

In addition, during 2006 the Company issued 600,000 Fixed/Floating Rate Non-Cumulative Callable Preference Shares of 25 pence each with a liquidation preference of £1,000 per share and 1,000,000 Fixed/Floating Rate Non-Cumulative Callable Preference Shares of 25 cents each with a liquidation preference of US$1,000 per share. Both issues of preference shares are perpetual, although the two issues can be redeemed at the option of the Company on or after 25 August 2015 and 14 November 2016 respectively and carry the right to non-cumulative dividends which are fixed until those first redemption dates. The terms of these two issues of preference shares are such that the Company cannot declare and pay a dividend on any other junior class of share (including the mandatory dividend on the 400 6 per cent non-cumulative redeemable preference shares mentioned above) until the coupon has been paid on these preference shares. As the Company is effectively committed to the payment of a coupon on these shares they are classified as liabilities on the balance sheet in accordance with IFRS (see note 38). The holders of the fixed/floating rate non-cumulative callable preference shares, who held less than 0.1 per cent of the total share capital as at 31 December 2007, do not have the right to receive notice of, attend, speak or vote at any general meetings other than on resolutions relating to the variation or abrogation of any of the rights or restrictions attached to the preference shares or the winding up or dissolution of the Company or if, at the date of the notice of meeting, the dividend payable at the immediately preceding dividend payment date has failed to be declared and paid in full. Upon winding up, the fixed/floating rate non-cumulative callable preference shares shall rank equally with the most senior class of preference shares and any other class of shares which are expressed to rank equally.

Notes to the group accounts

39 Share capital continued

Any repayment of the fixed/floating rate non-cumulative callable preference shares would require prior notification to the Financial Services Authority. The sterling fixed/floating rate non-cumulative callable preference shares can be redeemed at the option of the Company on or after 25 August 2015; at this call date, dividends will be reset at a margin of 1.28 per cent over 3 month LIBOR. The US dollar fixed/floating rate non-cumulative callable preference shares can be redeemed at the option of the Company on or after 14 November 2016; at this call date, dividends will be reset at a margin of 1.035 per cent over 3 month LIBOR. In certain circumstances, the fixed/floating rate non-cumulative callable preference shares may be mandatorily exchanged for qualifying non-innovative tier 1 securities and in certain circumstances and subject to compliance with certain requirements, the fixed/floating rate non-cumulative callable preference shares may be redeemed by the Company at certain times in the event that the FSA makes a decision that the preference shares can no longer qualify as non-innovative tier 1 capital. The Company may declare no dividend or a partial dividend on these preference shares; notwithstanding this discretion, in certain circumstances, the dividends on the fixed/floating rate non-cumulative callable preference shares will be mandatorily payable if the preference shares cease to be eligible to qualify as regulatory capital and the Company is in compliance with relevant FSA regulations regarding capital adequacy. Dividends may be reduced if the distributable profits of the Company are insufficient to cover the payment in full of the dividends and also the payment in full of all other dividends on shares issued by the Company. These securities were issued during 2006 primarily to finance the development and expansion of the business of the Group.

40 Share premium account

	2007 £m	2006 £m	2005 £m

At 1 January	1,266	1,170	1,145
Premium arising on issue of shares under share option schemes	32	96	25

At 31 December	1,298	1,266	1,170

41 Other reserves

	2007 £m	2006 £m	2005 £m

Other reserves comprise:

Merger reserve	343	343	343
Revaluation reserve in respect of available-for-sale financial assets	(399)	—	29
Cash flow hedging reserve	(3)	12	11
Foreign currency translation reserve	(1)	(19)	12

	(60)	336	395

Movements in other reserves were as follows:
	2007 £m	2006 £m	2005 £m

Merger reserve
At 1 January and 31 December	343	343	343

Revaluation reserve in respect of available-for-sale financial assets
At 1 January	—	29	28
Exchange and other adjustments	(1)	2	(7)
Change in fair value of available-for-sale financial assets	(483)	(10)	11
Deferred tax	1	—	2
Current tax	46	—	—
	(436)	(10)	13
Income statement transfer:
Disposals (note 8)	(5)	(22)	(5)
Impairment	70	—	—
Current tax	(21)	1	—
	44	(21)	(5)
Disposal of businesses	(6)	—	—

At 31 December	(399)	—	29

Notes to the group accounts

41 Other reserves continued

	2007 £m	2006 £m	2005 £m

Cash flow hedging reserve
At 1 January	12	11	—
Change in fair value of hedging derivatives	(20)	—	4
Deferred tax	6	—	(1)
	(14)	—	3
Income statement transfer (note 4)	(1)	1	12
Deferred tax	—	—	(4)
	(1)	1	8

At 31 December	(3)	12	11

Foreign currency translation reserve

	2007 £m	2006 £m	2005 £m

At 1 January	(19)	12	(12)
Currency translation differences arising in the year	257	(108)	24
Foreign currency (losses) gains on net investment hedges	(342)	110	—
Current tax	103	(33)	—
	(239)	77	—

At 31 December	(1)	(19)	12

42 Retained profits

	2007 £m	2006 £m	2005 £m

At 1 January	8,124	7,210	6,566
Profit for the year	3,289	2,803	2,493
Dividends	(1,957)	(1,919)	(1,914)
Purchase/sale of treasury shares	(1)	(35)	18
Employee share option schemes – value of employee services	16	65	47

At 31 December	9,471	8,124	7,210

Retained profits are stated after deducting £75 million (2006: £87 million; 2005: £73 million) representing 15 million (2006: 15 million; 2005: 14 million) treasury shares held.

Value of employee services includes a credit of £30 million (2006: £31 million; 2005: £31 million) reflecting the income statement charge in respect of SAYE and executive options, together with a related tax charge of £14 million (2006: tax credit £34 million; 2005: tax credit £16 million). Purchase/sale of treasury shares includes a credit of £29 million (2006: £27 million; 2005: £45 million) relating to the cost of other share scheme awards.

43 Ordinary dividends

	2007 Pence per share	2006 Pence per share	2005 Pence per share	2007 £m	2006 £m	2005 £m

Final dividend for previous year paid during the current year	23.5	23.5	23.5	1,325	1,316	1,315
Interim dividend	11.2	10.7	10.7	632	603	599

	34.7	34.2	34.2	1,957	1,919	1,914

The directors have proposed a final dividend of 24.7 pence per share (2006: 23.5 pence per share; 2005: 23.5 pence per share) representing a total cost of £1,394 million (2006: £1,325 million; 2005: £1,316 million) which will be paid on 7 May 2008.

The Bank of New York Nominees have waived the right to all dividends on the Lloyds TSB Group plc shares that they hold (holding at 31 December 2007: 10 shares, at 31 December 2006: 10 shares).

In addition, the trustees of the following holdings of Lloyds TSB Group plc shares in relation to employee share schemes retain the right to receive dividends but chose to waive their entitlement to the dividends on those shares as indicated: the Lloyds TSB Group Shareplan (holding at 31 December 2007: 931,478 shares, at 31 December 2006: 898,320 shares, waived right to all dividends), the Lloyds TSB Group Employee Share Ownership Trust (holding at 31 December 2007: 1,935,141 shares, at 31 December 2006: 1,138,311 shares, waived right to all dividends), Lloyds TSB Group Holdings (Jersey) Limited (holding at 31 December 2006 and 31 December 2007: 41,801 shares, waived right to all but a nominal amount of 1 penny in total) and the Lloyds TSB Qualifying Employee Share Ownership Trust (holding at 31 December 2006 and 31 December 2007: 1,364 shares, waived right to all but a nominal amount of 1 penny in total).

Notes to the group accounts

44 Share based payments

Charge to the income statement

The charge to the income statement is set out below:

	2007 £m	2006 £m	2005 £m
Executive and SAYE schemes:
Options granted in the year	6	6	4
Options granted in prior years	24	25	27
	30	31	31
Share incentive plan:
Shares granted in the year	12	12	24
Shares granted in prior years	17	15	21
	29	27	45

	59	58	76

During the year ended 31 December 2007 the Group operated the following share based payment schemes, all of which are equity settled.

Executive schemes

The executive share option schemes were long-term incentive schemes available to certain senior executives of the Group, with grants usually made annually. Options were granted within limits set by the rules of the schemes relating to the number of shares under option and the price payable on the exercise of options. The last grant of executive options was made in August 2005. These options were granted without a performance multiplier and the maximum limit for the grant of options in normal circumstances was three times annual salary. Between April 2001 and August 2004, the aggregate value of the award based upon the market price at the date of grant could not exceed four times the executive’s annual remuneration and, normally, the limit for the grant of options to an executive in any one year would be equal to 1.5 times annual salary with a maximum performance multiplier of 3.5. Prior to 18 April 2001, the normal limit was equal to one year’s remuneration and no performance multiplier was applied.

Performance conditions for executive options

For options granted up to March 2001

Options granted	Performance conditions

March 1997 – August 1999

Growth in earnings per share which is equal to the aggregate percentage change in the Retail Price Index plus two percentage points for each complete year of the relevant period together with a further condition that Lloyds TSB Group plc’s ranking based on shareholder return (calculated by reference to both dividends and growth in share price) over the relevant period should be in the top fifty companies of the FTSE 100.

March 2000 – March 2001

As for March 1997 – August 1999 except that there must have been growth in the earnings per share equal to the change in the Retail Price Index plus three percentage points for each complete year of the relevant period.

In respect of options granted between March 1997 and March 2001, the relevant period for the performance conditions begins at the end of the financial year preceding the date of grant and will continue until the end of the third subsequent year following commencement or, if not met, the end of such later year in which the conditions are met. Once the conditions have been satisfied the options will remain exercisable without further conditions. If they are not satisfied by the tenth anniversary of the grant the option will lapse.

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

Notes to the group accounts

44 Share based payments continued

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

Movements in the number of share options outstanding under the Executive share option schemes during 2006 and 2007 are set out below:

	2007		2006
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	32,459,593	459.84	43,977,411	485.35
Exercised	(267,650)	509.10	(328,218)	437.03
Forfeited	(11,570,169)	421.76	(11,189,600)	560.77
Outstanding at 31 December	20,621,774	480.57	32,459,593	459.84

Exercisable at 31 December	423,300	876.37	819,139	744.90

The weighted average share price at the time that the options were exercised during 2007 was 574.39 pence (2006: 552.29 pence). The weighted average remaining contractual life of options outstanding at the end of the year was 6.2 years (2006: 6.8 years).

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

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2007		2006
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	90,220,144	335.94	114,459,474	314.17
Granted	10,759,688	432.00	19,301,716	418.00
Exercised	(9,473,792)	351.28	(35,148,982)	294.84
Forfeited	(3,447,524)	363.45	(3,440,257)	339.47
Cancelled	(1,822,417)	397.98	(3,984,599)	427.14
Expired	(562,872)	547.46	(967,208)	503.13

Outstanding at 31 December	85,673,227	342.49	90,220,144	335.94

Exercisable at 31 December	1,560,472	459.01	889,479	475.41

The weighted average share price at the time that the options were exercised during 2007 was 552.20 pence (2006: 524.36 pence). The weighted average remaining contractual life of options outstanding at the end of the year was 1.7 years (2006: 2.2 years).

The weighted average fair value of SAYE options granted during the year was £1.07 (2006: £1.00). The values for the SAYE options have been determined using a standard Black-Scholes model.

Notes to the group accounts

44 Share based payments continued

Other share option plans

Lloyds TSB Group Executive Share Plan 2003

The plan was adopted in December 2003 and under the plan share options may be granted to senior employees. Options granted to date under this scheme were granted specifically to facilitate recruitment. Options granted under this plan are not subject to any performance conditions.

	2007		2006

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	357,123	Nil	268,918	Nil
Granted	214,444	Nil	165,395	Nil
Exercised	(203,170)	Nil	(77,190)	Nil
Forfeited	(59,679)	Nil	—	—

Outstanding at 31 December	308,718	Nil	357,123	Nil

The weighted average fair value of options granted in the year was £5.27 (2006: £4.58). The weighted average share price at the time that the options were exercised during 2007 was 539.77 pence (2006: 557.25 pence). No options outstanding at 31 December were exercisable. The weighted average remaining contractual life of options outstanding at the end of the year was 1.8 years (2006: 2.0 years).

Lloyds TSB Group executive share plan 2005

This plan was adopted by the Group in 2005, specifically to facilitate the recruitment of Ms Dial. Ms Dial is the only participant in the plan. Options granted under this plan are not subject to any performance conditions and will normally become exercisable only if Ms Dial remains as an employee, and has not given notice of resignation, on 31 May 2008, or if Ms Dial ceases to be an employee before that date in certain circumstances described in her service agreement: in both cases the options will be exercisable for six months and then lapse.

	2007		2006

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January and 31 December	242,825	Nil	242,825	Nil

No options outstanding at 31 December were exercisable. The weighted average remaining contractual life of options outstanding at the end of the year was 0.9 years (2006: 1.9 years).

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

The performance conditions for awards made in May and August 2006 are as follows:

(i)

For 50 per cent of the award (the ‘EPS Award’) – the percentage increase in earnings per share of the Group (on a compound annualised basis) over the relevant period must be at least an average of 6 percentage points per annum greater than the percentage increase (if any) in the Retail Price Index over the same period. If it is less than 3 per cent per annum the EPS Award will lapse. If the increase is more than 3 per cent but less than 6 per cent per annum then the proportion of shares released will be on a straight line basis between 17.5 per cent and 100 per cent. The relevant period commenced on 1 January 2006 and ends on 31 December 2008.

(ii)

For the other 50 per cent of the award (the ‘TSR Award’) – it will be necessary for the Group’s total shareholder return (calculated by reference to both dividends and growth in share price) to exceed the median of a comparator group (14 companies) over the relevant period by an average of 7.5 per cent per annum for the TSR Award to vest in full. 17.5 per cent of the TSR Award will vest where the Group’s total shareholder return is equal to median and vesting will occur on a straight line basis in between these points. Where the Group’s total shareholder return is below the median of the comparator group, the TSR Award will lapse. The relevant period commenced on 1 January 2006 and ends on 31 December 2008.

The performance conditions for awards made in March and August 2007 are as follows:

(i)

For 50 per cent of the award (the ‘EPS Award’) – the performance condition is as described for May 2006 with the relevant performance period commencing on 1 January 2007 and ending on 31 December 2009.

(ii)

For the other 50 per cent of the award (the ‘TSR Award’) – the performance condition is as described for May 2006 with the relevant performance period commencing on 8 March 2007 (the date of award) and ending on 7 March 2010.

	2007 Number of shares	2006 Number of shares

Outstanding at 1 January	5,788,108	—
Granted	7,884,787	5,852,386
Forfeited	(463,814)	(64,278)

Outstanding at 31 December	13,209,081	5,788,108

The fair value of the share awards granted in 2007 was £3.13 (2006: £2.96).

Notes to the group accounts

44 Share based payments continued

Performance share plan

Under the performance share plan, introduced during 2005, participating executives will be eligible for an award of free shares, known as performance shares, to match the bonus shares awarded as part of their 2004 and 2005 bonus. The maximum match will be two performance shares for each bonus share, awarded at the end of a three year period. The actual number of shares awarded will depend on the Group’s total shareholder return performance measured over a three year period, compared to other companies in the comparator group. The maximum of two performance shares for each bonus share will be awarded only if the Group’s total shareholder return performance places it first in the comparator group; one performance share for each bonus share will be granted if the Group is placed fifth; and one performance share for every two bonus shares if the Group is placed eighth (median). Between first and fifth position, and fifth and eighth position, sliding scales will apply. If the total shareholder return performance is below median, no performance shares will be awarded. There will be no retest. Whilst income tax is deducted from the bonus before deferral into the plan, where a match of performance shares is justified, these shares will be awarded as if income tax had not been deducted.

	2007 Number of shares	2006 Number of shares

Outstanding at 1 January	1,849,102	826,438
Granted	—	1,035,564
Forfeited	(81,508)	(12,900)

Outstanding at 31 December	1,767,594	1,849,102

The fair value of the matching element of the performance shares awarded during 2006 was £1.92.

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and number of options outstanding for the option schemes were as follows:

	Executive schemes			SAYE schemes			Other share option plans

	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

31 December 2007
Exercise price range
£0 to £2	—	—	—	—	—	—	Nil	1.4	551,543
£2 to £3	—	—	—	284.00	0.9	42,651,925	—	—	—
£3 to £4	—	—	—	353.10	1.9	15,775,539	—	—	—
£4 to £5	449.34	6.8	17,898,897	424.23	2.9	26,525,262	—	—	—
£5 to £6	551.09	2.2	815,965	563.65	0.1	720,501	—	—	—
£6 to £7	652.47	3.1	1,114,912	—	—	—	—	—	—
£7 to £8	—	—	—	—	—	—	—	—	—
£8 to £9	871.54	0.7	792,000	—	—	—	—	—	—

	Executive schemes			SAYE schemes			Other share option plans

	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

31 December 2006
Exercise price range
£0 to £2	—	—	—	—	—	—	Nil	1.9	599,948
£2 to £3	—	—	—	284.00	1.8	45,234,578	—	—	—
£3 to £4	394.25	6.2	6,265,105	345.97	2.3	23,320,638	—	—	—
£4 to £5	444.24	7.7	22,497,465	422.94	3.1	20,125,284	—	—	—
£5 to £6	541.32	2.6	1,424,507	571.24	0.7	1,522,876	—	—	—
£6 to £7	652.98	4.2	1,332,177	—	—	—	—	—	—
£7 to £8	—	—	—	718.00	0.2	16,768	—	—	—
£8 to £9	873.12	1.7	940,339	—	—	—	—	—	—

Notes to the group accounts

44 Share based payments continued

The fair value calculations at 31 December 2007 are based on the following assumptions:

	SAYE	Other option schemes	Other share plans

Risk-free interest rate	5.35%	5.46%	5.19%
Expected life	3.7 years	1.4 years	3.0 years
Expected volatility	21%	17%	17%
Expected dividend yield	6.3%	6.0%	6.3%
Weighted average share price	£5.40	£5.73	£5.41
Weighted average exercise price	£4.32	Nil	Nil
Expected forfeitures	6%	4%	4%

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

Share incentive plan

Free shares

An award of shares may be made annually to employees based on a percentage of each employee’s salary in the preceding year up to maximum of £3,000. The percentage is normally announced concurrently with the Group’s annual results and the price of the shares awarded is announced at the time of award. The shares awarded are held in trust for a mandatory period of three years on the employee’s behalf. The award is subject to a non-market based condition: if an employee leaves the Group within this three year period for other than a ‘good’ reason, all of the shares awarded will be forfeited (for awards made up to April 2005, only a portion of the shares would be forfeited: 75 per cent within one year of the award, 50 per cent within two years and 25 per cent within three years).

The number of shares awarded relating to free shares in 2007 was 6,784,201 (2006: 7,725,195), with an average fair value of £5.82 (2006: £5.28), based on the market price at the date of award.

Matching shares

The Group undertakes to match shares purchased by employees up to the value of £30 per month; these shares are held in trust for a mandatory period of three years on the employees’ behalf. The award is subject to a non-market based condition: if an employee leaves within this three year period for other than a ‘good’ reason or the accompanying partnership shares are sold within that time, 100 per cent of the matching shares are forfeited (or the portion relating to the shares sold).

The number of shares awarded relating to matching shares in 2007 was 2,073,018 (2006: 2,036,423), with an average fair value of £5.49 (2006: £5.40), based on market prices at the date of award.

Notes to the group accounts

45 Related party transactions

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds TSB Group plc group executive committee together with its non-executive directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2007 £m	2006 £m	2005 £m

Compensation
Salaries and other short-term benefits	15	14	11
Post-employment benefits	4	3	3
Termination benefits	—	—	—
Share based payments	4	3	2

	23	20	16

	2007 million	2006 million	2005 million

Share options
At 1 January	11	12	12
Granted (including options of appointed directors)	—	—	3
Exercised/lapsed (including options of retired directors)	(4)	(1)	(3)

At 31 December	7	11	12

	2007 million	2006 million	2005 million

Share incentive plans
At 1 January	4	1	—
Granted (including entitlements of appointees)	2	3	1
Exercised/lapsed (including entitlements of retirees)	—	—	—

At 31 December	6	4	1

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2007 £m	2006 £m	2005 £m

Loans
At 1 January	2	3	3
Advanced	1	—	1
Repayments	(1)	(1)	(1)

At 31 December	2	2	3

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 4.95 per cent and 30.0 per cent in 2007 (2006: 5.1 per cent and 19.9 per cent; 2005: 4.6 per cent and 17.9 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2006: £nil; 2005: £nil).

	2007 £m	2006 £m	2005 £m

Deposits
At 1 January	5	5	2
Placed	21	12	22
Withdrawn	(21)	(12)	(19)

At 31 December	5	5	5

Deposits placed by key management personnel attracted interest rates of up to 8.0 per cent (2006: 5.2 per cent; 2005: 4.5 per cent).

At 31 December 2007, the Group provided guarantees totalling £6,154 in respect of one director (2006 and 2005: £19,744 in respect of one director).

At 31 December 2007, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £2 million with five directors and three connected persons (2006: £2 million with four directors and four connected persons; 2005: £3 million with four directors and three connected persons).

Notes to the group accounts

45 Related party transactions continued

Subsidiaries

Details of the principal subsidiaries are given in note 8 to the parent company financial statements. In accordance with IAS 27, transactions and balances with subsidiaries have been eliminated on consolidation.

Other related party disclosures

At 31 December 2007, the Group’s pension funds had call deposits with Lloyds TSB Bank plc amounting to £23 million (2006: £19 million).

The Group manages 107 (2006: 89) Open Ended Investment Companies (OEICs), and of these 40 (2006: 38) are consolidated. The Group invested £1,961 million (2006: £372 million) and redeemed £1,526 million (2006: £237 million) in the unconsolidated OEICs during the year and had investments, at fair value, of £2,233 million (2006: £1,746 million) at 31 December. The Group earned fees of £200 million from the unconsolidated OEICs (2006: £149 million; 2005: £85 million). The Company held no investments in OEICs at any time during 2006 or 2007.

The Group has a number of associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2007, these companies had total assets of approximately £3,184 million (2006: £1,625 million), total liabilities of approximately £3,182 million (2006: £1,609 million) and for the year ended 31 December 2007 had turnover of £2,136 million (2006: £2,409 million; 2005: £1,782 million) and made a net profit of approximately £9 million (2006: net loss of £5 million; 2005: net profit of £36 million). In addition, the Group has provided £609 million (2006: £460 million) of financing to these companies on which it received £23 million (2006: £20 million; 2005: £19 million) of interest income in the year.

46 Contingent liabilities and commitments

Legal proceedings

During the ordinary course of business the Group is subject to threatened or actual legal proceedings. All such material cases are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case. No provisions are held against such cases; however the Group does not currently expect the final outcome of these cases to have a material adverse effect on its financial position.

On 27 July 2007, following agreement between the UK Office of Fair Trading (OFT) and a number of UK financial institutions, the OFT issued High Court legal proceedings against those institutions, including Lloyds TSB Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to requests for unplanned overdrafts. A preliminary issues hearing has now taken place and judgement is currently awaited. It is likely that further hearings will be required and, if appeals are pursued, the proceedings may take a number of years to conclude. Pending resolution, the Financial Services Authority has agreed, subject to certain conditions, that the handling of customer complaints on this issue can be suspended until the proceedings are concluded unless in the light of prevailing circumstances this would be inappropriate. The Group intends strongly to defend its position. Accordingly, no provision in relation to the outcome of this litigation has been made. Depending on the Court’s determinations, a range of outcomes is possible, some of which could have a significant financial impact on the Group. The ultimate impact of the litigation on the Group can only be known at its conclusion.

There has been increased scrutiny of the financial institutions sector, especially in the US, with respect to combating money laundering and terrorist financing and enforcing compliance with economic sanctions. The Office of Foreign Assets Control (OFAC) administers US laws and regulations in relation to US economic sanctions against designated foreign countries, nationals and others and the Group has been conducting a review of its conduct with respect to historic US dollar payments involving countries, persons or entities subject to those sanctions. The Group has provided information relating to its review of such historic payments to a number of authorities including OFAC, the US Department of Justice and the New York County District Attorney’s office which, along with other authorities, have been reported to be conducting a broader review of sanctions compliance by non-US financial institutions. The Group is involved in ongoing discussions with these authorities with respect to agreeing a resolution of their investigations. At 31 December 2007, no provision has been made in respect of this matter. The Group does not expect the final outcome to have a material adverse effect on its financial position.

Contingent liabilities and commitments arising from the banking business

Acceptances and endorsements arise where the Lloyds TSB Group agrees to guarantee payment on a negotiable instrument drawn up by a customer.

Other items serving as direct credit substitutes include standby letters of credit, or other irrevocable obligations, where the Lloyds TSB Group has an irrevocable obligation to pay a third party beneficiary if the customer fails to repay an outstanding commitment; they also include acceptances drawn under letters of credit or similar facilities where the acceptor does not have specific title to an identifiable underlying shipment of goods.

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

	2007 £m	2006 £m

Contingent liabilities
Acceptances and endorsements	40	63
Other:

Other items serving as direct credit substitutes	1,095	618
Performance bonds and other transaction-related contingencies	2,429	2,096

	3,524	2,714

	3,564	2,777

Notes to the group accounts

46 Contingent liabilities and commitments continued

The contingent liabilities of the Group, as detailed above, arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2007 £m	2006 £m

Commitments
Documentary credits and other short-term trade-related transactions	306	374
Forward asset purchases and forward deposits placed	463	5,764
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:

Mortgage offers made	4,639	4,071
Other commitments	52,791	49,731

	57,430	53,802
1 year or over original maturity	32,165	28,477

	90,364	88,417

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend £53,036 million (2006: £51,288 million) was irrevocable.

Operating lease commitments

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2007 £m	2006 £m

Not later than 1 year	212	212
Later than 1 year and not later than 5 years	677	733
Later than 5 years	764	835

	1,653	1,780

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

Capital commitments

Excluding commitments in respect of investment property (see note 21), capital expenditure contracted but not provided for at 31 December 2007 amounted to £102 million (2006: £75 million). Of this amount, £96 million (2006: £74 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Notes to the group accounts

47 Financial risk management

As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; and liquidity risk. Information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk and the Group’s management of capital can be found on pages 41 to 71. The following additional disclosures, which provide quantitative information about the risks within financial instruments held or issued by the Group, should be read in conjunction with that earlier information.

Measurement basis of financial assets and liabilities

The accounting policies in note 1 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

		At fair value through profit or loss

	Derivatives designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m

As at 31 December 2007
Financial assets
Cash and balances at central banks	—	—	—	—	—	4,330	—	4,330
Items in the course of collection from banks	—	—	—	—	—	1,242	—	1,242
Trading and other financial assets at fair value through profit or loss	—	4,663	53,248	—	—	—	—	57,911
Derivative financial instruments	264	8,395	—	—	—	—	—	8,659
Loans and advances to banks	—	—	—	—	34,845	—	—	34,845
Loans and advances to customers	—	—	—	—	209,814	—	—	209,814
Available-for-sale financial assets	—	—	—	20,196	—	—	—	20,196

Total financial assets	264	13,058	53,248	20,196	244,659	5,572	—	336,997

Financial liabilities
Deposits from banks	—	—	—	—	—	39,091	—	39,091
Customer accounts	—	—	—	—	—	156,555	—	156,555
Items in course of transmission to banks	—	—	—	—	—	668	—	668
Trading and other liabilities at fair value through profit or loss	—	99	3,107	—	—	—	—	3,206
Derivative financial instruments	800	6,782	—	—	—	—	—	7,582
Debt securities in issue	—	—	—	—	—	51,572	—	51,572
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	—	—	—	38,063	38,063
Liabilities arising from non-participating investment contracts	—	—	—	—	—	—	18,197	18,197
Unallocated surplus within insurance businesses	—	—	—	—	—	—	554	554
Subordinated liabilities	—	—	—	—	—	11,958	—	11,958

Total financial liabilities	800	6,881	3,107	—	—	259,844	56,814	327,446

Notes to the group accounts

47 Financial risk management continued

		At fair value
	Derivatives designated as hedging instruments £m	through profit or loss		Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m

		Held for trading £m	Designated upon initial recognition £m

As at 31 December 2006
Financial assets
Cash and balances at central banks	—	—	—	—	—	1,898	—	1,898
Items in the course of collection from banks	—	—	—	—	—	1,431	—	1,431
Trading and other financial assets at fair value through profit or loss	—	5,756	61,939	—	—	—	—	67,695
Derivative financial instruments	487	5,078	—	—	—	—	—	5,565
Loans and advances to banks	—	—	—	—	40,638	—	—	40,638
Loans and advances to customers	—	—	—	—	188,285	—	—	188,285
Available-for-sale financial assets	—	—	—	19,178	—	—	—	19,178

Total financial assets	487	10,834	61,939	19,178	228,923	3,329	—	324,690

Financial liabilities
Deposits from banks	—	—	—	—	—	36,394	—	36,394
Customer accounts	—	—	—	—	—	139,342	—	139,342
Items in course of transmission to banks	—	—	—	—	—	781	—	781
Trading and other liabilities at fair value through profit or loss	—	28	1,156	—	—	—	—	1,184
Derivative financial instruments	466	5,297	—	—	—	—	—	5,763
Debt securities in issue	—	—	—	—	—	54,118	—	54,118
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	—	—	—	41,445	41,445
Liabilities arising from non-participating investment contracts	—	—	—	—	—	—	24,370	24,370
Unallocated surplus within insurance businesses	—	—	—	—	—	—	683	683
Subordinated liabilities	—	—	—	—	—	12,072	—	12,072

Total financial liabilities	466	5,325	1,156	—	—	242,707	66,498	316,152

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

The Group establishes two types of hedge accounting relationships for interest rate risk: fair value hedges and cash flow hedges. The Group is exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt, and to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The majority of the Group’s hedge accounting relationships are fair value hedges where interest rate swaps are used to hedge the interest rate risk inherent in the fixed rate mortgage portfolio. At 31 December 2007 the aggregate notional principal of interest rate swaps designated as fair value hedges was £50,734 million (2006: £37,378 million) with a net fair value liability of £197 million (2006: £110 million) (see note 16). The gains on the hedging instruments were £94 million (2006: losses of £288 million). The losses on the hedged items attributable to the hedged risk were £117 million (2006: gains of £266 million).

In addition the Group has a small number of cash flow hedges which are primarily used to hedge the variability in the cost of funding within the wholesale business. These cash flows are expected to occur over the next six years and the hedge accounting adjustments will be reported in the income statement as the cash flows arise. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2007 was £630 million (2006: £569 million) with a net fair value liability of £23 million (2006: £8 million) (see note 16). In 2007, there is no ineffectiveness recognised in the income statement that arises from cash flow hedges (2006: nil). There were no transactions for which cash flow hedge accounting had to be ceased in 2007 or 2006 as a result of the highly probable cash flows no longer being expected to occur.

Notes to the group accounts

47 Financial risk management continued

Currency risk

Foreign exchange exposures comprise those originating in treasury trading activities and structural foreign exchange exposures, which arise from investment in the Group’s overseas operations.

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to Wholesale and International Banking Market and Liquidity Risk. Associated VaR and the closing, average, maximum and minimum for 2006 and 2007 are disclosed on page 57.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to retained earnings.

The Group hedges part of the currency translation risk of the net investment in certain foreign operations using cross currency swaps. At 31 December 2007 the aggregate notional principal of these cross currency swaps was £5,302 million (2006: £2,589 million) with a net fair value liability of £316 million (2006: asset of £139 million) (see note 16) and they were designated on an after-tax basis as hedges of net investments in foreign operations. In 2007, there is no ineffectiveness recognised in the income statement that arises from net investment hedges (2006: nil).

The Group’s main overseas operations are in the Americas and Europe. Details of the Group’s structural foreign currency exposures, after net investment hedges, are as follows:

	2007 £m	2006 £m

Functional currency of Group operations:
Euro	95	76
US dollar	7	97
Swiss franc	70	70
Other non-sterling	208	188

	380	431

Credit risk

The maximum credit risk exposure of the Group in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

	2007 £m	2006 £m

Loans and advances to banks	34,845	40,639
Loans and advances to customers	212,222	190,478
Deposit amounts available for offset[1]	(6,206)	(6,392)
Impairment losses	(2,408)	(2,194)
	238,453	222,531
Available-for-sale debt securities and treasury and other bills	20,167	19,163
Trading and other financial assets at fair value through profit or loss	26,165	29,568
Derivative assets, before netting	8,659	5,565
Amounts available for offset under master netting arrangements[1]	(3,287)	(2,761)
	5,372	2,804
Assets arising from reinsurance contracts held	350	451
Financial guarantees	9,753	8,139
Irrevocable loan commitments and other credit-related contingencies[2]	56,600	54,065

Maximum credit risk exposure	356,860	336,721

Maximum credit risk exposure before offset items	366,353	345,874

[1]

Deposit amounts available for offset and amounts available for offset under master netting arrangements do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

[2]	See note 46 – Contingent liabilities and commitments for further information.

A general description of collateral held in respect of financial instruments is disclosed on page 47.

Loans and advances to banks – the Group may require collateral before entering into a credit commitment with another bank, depending on the type of the financial product and the counterparty involved, and netting agreements are obtained whenever possible and to the extent that such agreements are legally enforceable.

Available-for-sale debt securities, treasury and other bills, and trading and other financial assets at fair value through profit or loss – the credit quality of the Group’s available-for-sale debt securities, treasury and other bills, and the majority of the Group’s trading and other financial assets at fair value through profit or loss held is set out below. An analysis of trading and other financial assets at fair value through profit or loss is included in note 15 and a similar analysis for available-for-sale financial assets is included in note 20. The Group’s non-participating investment contracts are all unit-linked. Movements in the fair values of trading and other financial assets at fair value through profit or loss which back those investment contracts, including movements arising from credit risk, are borne by the contract holders.

Notes to the group accounts

47 Financial risk management continued

Derivative assets – the Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral. An analysis of derivative assets is given in note 16. Of the net derivative assets of £5,372 million (2006: £2,804 million), cash collateral of £2,004 million (2006: £912 million) was held and a further £1,459 million was due from OECD banks (2006: £1,251 million).

Assets arising from reinsurance contracts held – of the assets arising from reinsurance contracts held of £350 million (2006: £451 million), £341 million (2006: £447 million) are due from insurers with a credit rating of AA or above.

Financial guarantees – these represent undertakings that the Group will meet a customer’s obligation to third parties if the customer fails to do so. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. The Group is theoretically exposed to loss in an amount equal to the total guarantees or unused commitments, however, the likely amount of loss is expected to be significantly less; most commitments to extend credit are contingent upon customers maintaining specific credit standards.

Reverse repo and repo transactions – for reverse repo transactions which are accounted for as collateralised loans, it is the Group’s policy to seek collateral which is at least equal to the amount loaned. At 31 December 2007, the fair value of collateral accepted under reverse repo transactions that the Group is permitted by contract or custom to sell or repledge was £10,300 million (2006: £6,446 million). Of this, £10,299 million (2006: £6,445 million) was sold or repledged as at 31 December 2007, including £768 million (2006: £1,099 million) in respect of repo transactions, accounted for as secured borrowings, where the secured party is permitted by contract or custom to repledge. The remainder has been held for continuing use within the business.

Loans and advances

					Loans and advances designated at fair value through profit or loss £m
						Loans and advances to banks £m
	Loans and advances to customers

	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2007
Neither past due nor impaired	99,828	29,850	73,475	203,153	1,189	34,845
Past due but not impaired	2,153	966	639	3,758	—	—
Impaired – no provision required	415	100	293	808	—	—
– provision held	343	3,600	560	4,503	—	—

Gross	102,739	34,516	74,967	212,222	1,189	34,845
Allowance for impairment losses (note 19)	(37)	(2,029)	(342)	(2,408)	—	—

Net	102,702	32,487	74,625	209,814	1,189	34,845

31 December 2006
Neither past due nor impaired	92,873	29,364	60,005	182,242	835	40,638
Past due but not impaired	1,943	1,005	374	3,322	—	—
Impaired – no provision required	658	92	158	908	—	—
– provision held	127	3,580	299	4,006	—	1

Gross	95,601	34,041	60,836	190,478	835	40,639
Allowance for impairment losses (note 19)	(42)	(1,918)	(233)	(2,193)	—	(1)

Net	95,559	32,123	60,603	188,285	835	40,638

The analysis of lending between retail and wholesale has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within wholesale are exposures to corporate customers and other large institutions.

Loans and advances which are neither past due nor impaired

					Loans and advances designated at fair value through profit or loss £m
						Loans and advances to banks £m
	Loans and advances to customers

	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2007
Good quality	99,407	18,157	46,240		191	34,647
Satisfactory quality	378	8,964	25,013		670	190
Lower quality	1	665	2,034		327	7
Below standard, but not impaired	42	2,064	188		1	1

Total	99,828	29,850	73,475	203,153	1,189	34,845

31 December 2006
Good quality	92,472	16,940	35,659		513	40,418
Satisfactory quality	359	9,667	21,797		314	201
Lower quality	—	663	2,249		3	17
Below standard, but not impaired	42	2,094	300		5	2

Total	92,873	29,364	60,005	182,242	835	40,638

Notes to the group accounts

47 Financial risk management continued

The definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and wholesale are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Wholesale lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models. Good quality lending includes the lower assessed default probabilities and all loans with low expected losses in the event of default, with other categories reflecting progressively higher risks and lower expected recoveries.

Loans and advances which are past due but not impaired

					Loans and advances designated at fair value through profit or loss £m	Loans and advances to banks £m

	Loans and advances to customers

	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2007
0-30 days	1,123	781	266	2,170	—	—
30-60 days	445	155	107	707	—	—
60-90 days	260	29	129	418	—	—
90-180 days	325	1	67	393	—	—
Over 180 days	—	—	70	70	—	—

Total	2,153	966	639	3,758	—	—

Fair value of collateral held	2,111	n/a	n/a	n/a

31 December 2006
0-30 days	1,104	797	156	2,057	—	—
30-60 days	341	182	60	583	—	—
60-90 days	216	26	38	280	—	—
90-180 days	280	—	70	350	—	—
Over 180 days	2	—	50	52	—	—

Total	1,943	1,005	374	3,322	—	—

Fair value of collateral held	1,907	n/a	n/a	n/a

A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

Collateral held against retail mortgage lending is principally comprised of residential properties; their fair value has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in the Halifax House Price Index, after making allowance for indexation error and dilapidations. The resulting valuation has been limited to the principal amount of the outstanding advance in order to provide a clearer representation of the Group’s credit exposure.

Lending decisions are based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values for non-mortgage lending are assessed more rigorously at the time of loan origination or when taking enforcement action and may fluctuate, as in the case of floating charges, according to the level of assets held by the customer. Whilst collateral is reviewed on a regular basis in accordance with business unit credit policy, this varies according to the type of lending and collateral involved. It is therefore not practicable to estimate and aggregate current fair values of collateral for non-mortgage lending.

Renegotiated loans and advances

Loans and advances that were renegotiated during the year and that would otherwise have been past due or impaired at 31 December 2007 totalled £579 million (2006: £342 million).

Repossessed collateral

	2007 £m	2006 £m

Residential property	73	55
Other	9	10

Total	82	65

The Group does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations.

Notes to the group accounts

47 Financial risk management continued

Debt securities, treasury and other bills – analysis by credit rating

As at 31 December 2007	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m

Debt securities held at fair value through profit or loss
Trading assets:
Government securities	62	—	—	—	—	—	62
Mortgage backed securities	—	28	51	8	—	—	87
Other asset backed securities	—	15	61	38	3	5	122
Corporate and other debt securities	268	1,268	1,390	103	59	519	3,607

Total held as trading assets	330	1,311	1,502	149	62	524	3,878
Other assets held at fair value through profit or loss:
Government securities	4,808	6	15	1	—	18	4,848
Bank and building society certificates of deposit	42	548	53	—	—	168	811
Mortgage backed securities	61	—	—	—	—	9	70
Other asset backed securities	1,367	214	153	71	—	—	1,805
Corporate and other debt securities	5,118	1,606	2,868	2,528	340	1,104	13,564

Total held at fair value through profit or loss	11,726	3,685	4,591	2,749	402	1,823	24,976

Available-for-sale financial assets
Debt securities:
Government securities	310	—	—	—	—	9	319
Other public sector securities	—	—	—	—	—	5	5
Bank and building society certificates of deposit	—	1,683	125	—	15	2	1,825
Mortgage backed securities	5,880	14	10	—	—	146	6,050
Other asset backed securities	3,895	37	27	—	—	112	4,071
Corporate and other debt securities	3,822	1,170	186	—	—	1,092	6,270

Total debt securities	13,907	2,904	348	—	15	1,366	18,540
Treasury bills and other bills	31	1,596	—	—	—	—	1,627

Total held as available-for-sale assets	13,938	4,500	348	—	15	1,366	20,167

As at 31 December 2006	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m

Debt securities held at fair value through profit or loss
Trading assets:
Government securities	148	—	—	—	—	32	180
Mortgage backed securities	235	57	114	35	5	5	451
Other asset backed securities	114	75	172	176	13	45	595
Corporate and other debt securities	345	1,773	1,616	59	6	347	4,146

Total held as trading assets	842	1,905	1,902	270	24	429	5,372
Other assets held at fair value through profit or loss:
Government securities	8,558	30	32	1	—	5	8,626
Other public sector securities	13	—	6	—	—	25	44
Bank and building society certificates of deposit	16	345	47	—	—	165	573
Mortgage backed securities	56	—	—	—	—	31	87
Other asset backed securities	321	5	61	30	—	444	861
Corporate and other debt securities	5,870	1,598	2,915	1,597	153	1,037	13,170

Total held at fair value through profit or loss	15,676	3,883	4,963	1,898	177	2,136	28,733

Notes to the group accounts

47 Financial risk management continued

As at 31 December 2006	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m

Available-for-sale financial assets
Debt securities:
Government securities	379	—	—	—	—	14	393
Other public sector securities	189	—	—	—	—	—	189
Bank and building society certificates of deposit	6	1,229	356	24	—	—	1,615
Mortgage backed securities	5,559	13	—	—	—	90	5,662
Other asset backed securities	4,598	80	27	6	5	5	4,721
Corporate and other debt securities	1,971	976	698	—	—	1,172	4,817

Total debt securities	12,702	2,298	1,081	30	5	1,281	17,397
Treasury bills and other bills	46	1,705	—	—	15	—	1,766

Total held as available-for-sale assets	12,748	4,003	1,081	30	20	1,281	19,163

There are no material amounts for debt securities, treasury and other bills which are past due but not impaired.

Liquidity risk

The table below analyses financial instrument liabilities of the Group, excluding those arising from insurance and participating investment contracts, on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m

As at 31 December 2007
Deposits from banks	35,466	2,218	1,480	26	—	39,190
Customer accounts	144,213	4,800	7,578	2,002	447	159,040
Derivative financial instruments, trading and other liabilities at
fair value through profit or loss	10,286	2,176	3,607	1,589	1,851	19,509
Debt securities in issue	20,307	6,047	9,529	13,202	6,197	55,282
Liabilities arising from non-participating investment contracts	18,197	—	—	—	—	18,197
Subordinated liabilities	27	210	1,067	6,371	14,292	21,967

Total	228,496	15,451	23,261	23,190	22,787	313,185

As at 31 December 2006
Deposits from banks	28,376	3,707	1,722	818	1,942	36,565
Customer accounts	129,381	3,492	5,560	2,355	411	141,199
Derivative financial instruments, trading and other liabilities at
fair value through profit or loss	8,928	2,037	2,600	663	887	15,115
Debt securities in issue	28,887	5,231	6,569	11,030	7,176	58,893
Liabilities arising from non-participating investment contracts	24,370	—	—	—	—	24,370
Subordinated liabilities	14	186	922	4,323	13,619	19,064

Total	219,956	14,653	17,373	19,189	24,035	295,206

Derivatives (other than those used in a hedging relationship) and trading liabilities are included in the up to 1 month column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity as they are frequently settled on demand at fair value and therefore this is considered a better presentation of the Group’s liquidity risk. Derivatives used in a hedging relationship are included according to their contractual maturity.

Cash flows for undated subordinated liabilities whose terms give the Group the option to redeem at a future date are included within the table on the basis that the Group will exercise its option to redeem.

The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of approximately £223 million per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

Notes to the group accounts

47 Financial risk management continued

Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m

As at 31 December 2007	238	651	1,570	9,548	26,056	38,063

As at 31 December 2006	247	716	1,852	9,682	28,948	41,445

The following tables set out the amounts and residual maturities of Lloyds TSB Group’s off balance sheet contingent liabilities and commitments.

31 December 2007	Within 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m

Acceptances	39	1	—	—	40
Other contingent liabilities	1,441	1,032	255	796	3,524

Total contingent liabilities	1,480	1,033	255	796	3,564

Lending commitments	60,981	13,759	10,634	4,221	89,595
Other commitments	466	78	108	117	769

Total commitments	61,447	13,837	10,742	4,338	90,364

Total contingents and commitments	62,927	14,870	10,997	5,134	93,928

31 December 2006	Within 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m

Acceptances	62	1	—	—	63
Other contingent liabilities	953	976	263	522	2,714

Total contingent liabilities	1,015	977	263	522	2,777

Lending commitments	56,019	11,310	11,050	3,900	82,279
Other commitments	5,945	109	23	61	6,138

Total commitments	61,964	11,419	11,073	3,961	88,417

Total contingents and commitments	62,979	12,396	11,336	4,483	91,194

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

Trading and other financial assets at fair value through profit or loss

The fair values of financial instruments quoted in active markets are based on quoted prices. The fair values of financial instruments that are not quoted in active markets are determined using valuation techniques including cash flow models which, to the extent practical, use observable market inputs such as interest rate yield curves, equities and commodities prices, option volatilities and currency rates that are either directly observable or are implied from instrument prices.

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

Notes to the group accounts

47 Financial risk management continued

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

Trading and other liabilities at fair value through profit or loss

The fair values of financial instruments quoted in active markets are based on quoted prices. The fair values of financial instruments that are not quoted in active markets are determined using valuation techniques including cash flow models which, to the extent practical, use observable market inputs such as interest rate yield curves, equities and commodities prices, option volatilities and currency rates that are either directly observable or are implied from instrument prices.

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

Financial commitments and contingent liabilities

Financial guarantees are valued on the basis of cash premiums receivable. The Group considers that it is not meaningful or practical to provide an estimate of the fair value of other contingent liabilities and financial commitments, given the lack of an established market, the diversity of fee structures and the difficulty of separating the value of the instruments from the value of the overall transaction. Therefore only financial guarantees are included in the following table.

	Carrying value 2007 £m	Carrying value 2006 £m	Fair value 2007 £m	Fair value 2006 £m

Financial assets
Trading and other financial assets at fair value through
profit or loss	57,911	67,695	57,911	67,695
Derivative financial instruments	8,659	5,565	8,659	5,565
Loans and advances to banks	34,845	40,638	34,832	40,641
Loans and advances to customers	209,814	188,285	209,066	187,977
Available-for-sale financial assets	20,196	19,178	20,196	19,178

Financial liabilities
Deposits from banks	39,091	36,394	39,063	36,383
Customer accounts	156,555	139,342	156,608	139,263
Trading and other liabilities at fair value through profit or loss	3,206	1,184	3,206	1,184
Derivative financial instruments	7,582	5,763	7,582	5,763
Debt securities in issue	51,572	54,118	51,312	54,070
Liabilities arising from non-participating investment contracts	18,197	24,370	18,197	24,370
Financial guarantees	26	49	26	49
Subordinated liabilities	11,958	12,072	12,128	12,767

Notes to the group accounts

48 Acquisitions

During 2006, the Group, through its Asset Finance subsidiaries, acquired two businesses engaged in consumer finance for a total consideration of £16 million, settled in cash in that year. Goodwill of £4 million arose on those acquisitions; no significant fair value adjustments were made.

49 Consolidated cash flow statement

(a) Change in operating assets

	2007 £m	2006 £m	2005 £m

Change in loans and advances to banks	8,673	(11,063)	(1,319)
Change in loans and advances to customers	(20,796)	(13,910)	(14,525)
Change in derivative financial instruments, trading and other financial assets at fair value through profit or loss	(4,348)	(7,072)	(103)
Change in other operating assets	(511)	50	(1,211)

Change in operating assets	(16,982)	(31,995)	(17,158)

(b) Change in operating liabilities

	2007 £m	2006 £m	2005 £m

Change in deposits from banks	2,136	5,222	(8,168)
Change in customer accounts	17,172	8,523	4,619
Change in debt securities in issue	(2,450)	15,068	10,280
Change in derivative financial instruments, trading and other liabilities at fair value through profit or loss	3,840	556	(3,937)
Change in investment contract liabilities	(58)	3,795	6,094
Change in other operating liabilities	901	(95)	1,149

Change in operating liabilities	21,541	33,069	10,037

(c) Non-cash and other items

	2007 £m	2006 £m	2005 £m

Depreciation and amortisation	630	619	639
Revaluation of investment property	321	(631)	(430)
Allowance for loan losses	1,721	1,560	1,302
Write-off of allowance for loan losses	(1,405)	(1,299)	(1,078)
Impairment of available-for-sale securities	70	—	—
Impairment of goodwill	—	—	6
Insurance claims	7,522	8,569	12,186
Insurance claims paid	(6,669)	(7,509)	(8,269)
Customer remediation provision	—	—	150
Customer remediation paid	(54)	(93)	(77)
Other provision movements	2	(19)	(7)
Net charge in respect of defined benefit schemes	175	109	259
Contributions to defined benefit schemes	(452)	(556)	(425)
Other non-cash items	870	104	(525)

Total non-cash items	2,731	854	3,731
Interest expense on subordinated liabilities	756	744	698
Profit on disposal of businesses	(657)	—	(50)
Other	(46)	(43)	(15)
Total other items	53	701	633

Non-cash and other items	2,784	1,555	4,364

Notes to the group accounts

49 Consolidated cash flow statement continued

(d) Analysis of cash and cash equivalents as shown in the balance sheet

	2007 £m	2006 £m	2005 £m

Cash and balances with central banks	4,330	1,898	1,156
Less: mandatory reserve deposits[1]	(338)	(300)	(288)
	3,992	1,598	868

Loans and advances to banks	34,845	40,638	31,655
Less: amounts with a maturity of three months or more	(6,946)	(16,798)	(5,770)
	27,899	23,840	25,885

Total cash and cash equivalents	31,891	25,438	26,753

[1] Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents at 31 December 2007 is £7,426 million (2006: £9,054 million) held within the Group’s life funds, which is not immediately available for use in the business.

(e) Analysis of changes in financing during the year

	2007 £m	2006 £m	2005 £m

Share capital (including share premium account):
At 1 January	2,695	2,590	2,564
Issue of share capital	35	105	26

At 31 December	2,730	2,695	2,590

	2007 £m	2006 £m	2005 £m

Minority interests:
At 1 January	352	435	81
Exchange and other adjustments	(1)	(4)	—
Capital invested by minority shareholders	—	—	329
Repayment of capital to minority shareholders	(80)	(151)	—
Minority share of profit after tax	32	104	62
Dividends to minority shareholders	(19)	(32)	(37)

At 31 December	284	352	435

	2007 £m	2006 £m	2005 £m

Subordinated liabilities:
At 1 January	12,072	12,402	11,211
Exchange and other adjustments	186	(687)	62
Issue of subordinated liabilities	—	1,116	1,361
Repayments of subordinated liabilities	(300)	(759)	(232)

At 31 December	11,958	12,072	12,402

Notes to the group accounts

49 Consolidated cash flow statement continued

(f) Acquisition of group undertakings and businesses

	2007 £m	2006 £m	2005 £m

Net assets acquired:
Loans and advances to customers	—	11	—
Other net assets	—	1	13

	—	12	13
Goodwill arising on consolidation	—	4	3

Net cash outflow from acquisitions in the year	—	16	16
Payments to former members of Scottish Widows Fund and Life Assurance Society acquired during 2000	8	4	11

Net cash outflow from acquisitions	8	20	27

(g) Disposal and closure of group undertakings and businesses

	2007 £m	2006 £m	2005 £m

Cash and balances at central banks	37	—	—
Trading and other financial assets at fair value through profit or loss	10,999	—	—
Loans and advances to banks	1,150	—	—
Loans and advances to customers	—	—	803
Value of in-force business	412	—	—
Liabilities arising from insurance contracts and participating investment contracts	(4,349)	—	—
Liabilities arising from non-participating investment contracts	(7,283)	—	—
Unallocated surplus within insurance businesses	(15)	—	—
Other net assets and liabilities	(95)	—	(853)

	856	—	(50)
Profit on sale of businesses	657	—	50
Cash and cash equivalents disposed of	(37)	—	—
Consideration for 2005 disposal settled in cash	—	936	—
Adjustment to consideration received in respect of prior period disposals	—	—	(4)

Net cash inflow (outflow) from disposals	1,476	936	(4)

Notes to the group accounts

50 Future developments

The following pronouncements will be relevant to the Group but were not effective at 31 December 2007 and have not been applied in preparing these financial statements. The full impact of these accounting changes is being assessed by the Group, however, the initial view is that none of these pronouncements are expected to cause any material adjustments to reported numbers in the financial statements.

Pronouncement	Nature of change	Effective date

IFRIC 11 IFRS 2 – Group and Treasury Share Transactions	Clarifies the application of IFRS 2 Share-based Payment to certain share-based payment arrangements involving own equity instruments and arrangements involving equity instruments of a parent entity.	Annual periods beginning on or after 1 March 2007.

IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction[1]

Provides guidance on the availability of refunds or reductions in future contributions for retirement plans and specifies how a minimum funding requirement might either affect the availability of reductions in future contributions or give rise to a liability.

Annual periods beginning on or after 1 January 2008.

IFRIC 13 Customer Loyalty Programmes[1,2]	Addresses accounting by entities who grant customer loyalty award credits to customers as part of sales transactions and which can be redeemed in the future for free or discounted goods or services.	Annual periods beginning on or after 1 July 2008.

IAS 1 Presentation of Financial Statements[1,2]

Revises the overall requirements for the presentation of financial statements, guidance for their structure and minimum content requirements. The revised standard requires the presentation of all non-owner changes in equity within a statement of comprehensive income.

Annual periods beginning on or after 1 January 2009.

IAS 23 Borrowing Costs[1,2]

Requires interest and other costs incurred in connection with the borrowing of funds to be recognised as an expense excepting that those which are directly attributable to the acquisition, construction or production of assets that take a substantial period of time to get ready for their intended use or sale must be capitalised as part of the cost of those assets.

Annual periods beginning on or after 1 January 2009.

IFRS 8 Operating Segments[2]

Replaces IAS 14 Segment Reporting and requires reporting of financial and descriptive information about operating segments which are based on how financial information is reported and evaluated internally.

Annual periods beginning on or after 1 January 2009.

IFRS 2 Share-based Payment – Vesting Conditions and Cancellations[1,2]

The amendment restricts the definition of vesting conditions to include only service conditions and performance conditions and deals with the accounting consequences of a failure to meet a condition other than a vesting condition including how to deal with cancellations by the counterparty and circumstances where neither the entity nor the counterparty is in a position to choose whether or not to meet a vesting condition.

Annual periods beginning on or after 1 January 2009.

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation[1,2]

The amendment requires some puttable financial instruments (being those which give the holder the right to put the instrument back to the issuer for cash or another financial asset) and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity.

Annual periods beginning on or after 1 January 2009.

IFRS 3 Business Combinations[1,2]

The revised standard continues to apply the acquisition method to business combinations, however, all payments to purchase a business are to be recorded at fair value at the acquisition date, some contingent payments are subsequently remeasured at fair value through income, goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest, and all transaction costs are expensed.

Annual periods beginning on or after 1 July 2009.

Notes to the group accounts

50 Future developments continued

IAS 27 Consolidated and Separate Financial Statements[1,2]

Requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control; any remaining interest in an investee is re-measured to fair value in determining the gain or loss recognised in profit or loss where control over the investee is lost.

Annual periods beginning on or after 1 July 2009.

[1]	At the date of this report, these pronouncements are awaiting EU endorsement.

[2]	Subject to any EU endorsement, the Group has not yet made a final decision as to whether it will apply these pronouncements in the 2008 financial statements.

51 Parent company disclosures

a Company income statement

	2007 £m	2006 £m	2005 £m

Net interest (expense) income	(46)	18	22
Other income	1,957	1,917	1,898

Total income	1,911	1,935	1,920
Operating expenses	(41)	(42)	(38)

Profit on ordinary activities before tax	1,870	1,893	1,882
Taxation (charge) credit	(15)	(16)	16

Profit for the year	1,855	1,877	1,898

Notes to the group accounts

51 Parent company disclosures continued

b Company balance sheet

	2007 £ million	2006 £ million

Assets
Non-current assets:
Investment in subsidiaries	5,589	5,589
Loans to subsidiaries	2,820	1,723
Deferred tax assets	2	—

	8,411	7,312
Current assets:

Derivative financial instruments	169	114
Other assets	165	146
Amounts due from subsidiaries	92	203
Cash and cash equivalents	58	1,213
	484	1,676

Total assets	8,895	8,988

Equity and liabilities
Capital and reserves:
Share capital	1,432	1,429
Share premium account	1,298	1,266
Retained profits	1,935	2,026

Total equity	4,665	4,721

Non-current liabilities:
Subordinated liabilities	2,345	2,297
Debt securities in issue	50	—

	2,395	2,297
Current liabilities:

Debt securities in issue	1,694	—
Current tax liabilities	28	43
Derivative financial instruments	29	—
Amounts owed to subsidiaries	—	1,850
Other liabilities	84	77
	1,835	1,970

Total liabilities	4,230	4,267

Total equity and liabilities	8,895	8,988

Notes to the group accounts

51 Parent company disclosures continued

c Company statement of changes in equity

	Share capital and premium £ million	Retained profits £ million	Total £ million

Balance at 1 January 2005	2,564	2,026	4,590
Profit for the year*	—	1,898	1,898
Dividends	—	(1,914)	(1,914)
Purchase/sale of treasury shares	—	(2)	(2)
Employee share option schemes:
Value of employee services	—	47	47
Proceeds from shares issued	26	—	26

Balance at 31 December 2005	2,590	2,055	4,645
Profit for the year	—	1,877	1,877
Dividends	—	(1,919)	(1,919)
Purchase/sale of treasury shares	—	(20)	(20)
Employee share option schemes:
Value of employee services	—	33	33
Proceeds from shares issued	105	—	105

Balance at 31 December 2006	2,695	2,026	4,721
Profit for the year	—	1,855	1,855
Dividends	—	(1,957)	(1,957)
Purchase/sale of treasury shares	—	(19)	(19)
Employee share option schemes:
Value of employee services	—	30	30
Proceeds from shares issued	35	—	35

Balance at 31 December 2007	2,730	1,935	4,665

d Company cash flow statement

	2007 £ million	2006 £ million	2005 £ million

Profit before tax	1,870	1,893	1,882
Dividend income	(1,957)	(1,918)	(1,913)
Fair value and exchange adjustments	10	3	9
Change in other assets	103	(44)	(72)
Change in other liabilities	(128)	156	(44)
Tax (paid) received	(32)	46	12

Net cash (used in) provided by operating activities	(134)	136	(126)

Cash flows from investing activities
Capital lending to subsidiaries	(1,111)	—	—

Cash flows from financing activities
Dividends received from subsidiaries	1,957	1,918	1,913
Dividends paid to equity shareholders	(1,957)	(1,919)	(1,914)
Proceeds from issue of debt securities	1,770	—	—
Proceeds from issue of subordinated liabilities	—	1,116	—
Proceeds from issue of ordinary shares	35	105	26
Repayment of subordinated liabilities	—	(250)	—
Repayment of amounts due to subsidiaries	(1,715)	—	—

Net cash generated by financing activities	90	970	25

Change in cash and cash equivalents	(1,155)	1,106	(101)
Cash and cash equivalents at beginning of year	1,213	107	208

Cash and cash equivalents at end of year	58	1,213	107

Notes to the group accounts

51 Parent company disclosures continued

e Interests in subsidiaries

The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds TSB Group plc, are:

	Country of registration/ Incorporation	Percentage of equity share capital and voting rights held	Nature of business

Lloyds TSB Bank plc	England	100%	Banking and financial services
Lloyds TSB Commercial Finance Limited	England	100%†	Credit factoring
Lloyds TSB Leasing Limited	England	100%†	Financial leasing
Lloyds TSB Private Banking Limited	England	100%†	Private banking
The Agricultural Mortgage Corporation PLC	England	100%†	Long-term agricultural finance
Lloyds TSB Offshore Limited	Jersey	100%†	Banking and financial services
Lloyds TSB Scotland plc	Scotland	100%†	Banking and financial services
Lloyds TSB General Insurance Limited	England	100%†	General insurance
Scottish Widows Investment Partnership Group Limited	England	100%†	Investment management
Lloyds TSB Insurance Services Limited	England	100%†	Insurance broking
Lloyds TSB Asset Finance Division Limited	England	100%†	Consumer credit, leasing and related services
Black Horse Limited	England	100%†	Consumer credit, leasing and related services
Scottish Widows plc	Scotland	100%†	Life assurance
Scottish Widows Annuities Limited	Scotland	100%†	Life assurance

†	Indirect interest.

The principal area of operation for each of the above subsidiaries is the United Kingdom and the Channel Islands, except as follows:

Lloyds TSB Bank plc operates principally in the UK but also through branches in Belgium, Dubai, Ecuador, France, Gibraltar, Hong Kong, Japan, Luxembourg, Malaysia, Monaco, Netherlands, Singapore, Spain, Switzerland, Uruguay and the USA, and a representative office in China.

THIS PAGE IS INTENTIONALLY LEFT BLANK

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

Nominal value	Par value.

Open Ended Investment Company (‘OEIC’)	Mutual fund.

Ordinary shares	Common stock.

Term used	US equivalent or brief description.

Overdraft	A line of credit, contractually repayable on demand unless a fixed–term has been agreed, established through a customer’s current account.

Preference shares	Preferred stock.

Premises	Real estate.

Profit attributable to equity shareholders	Net income.

Provisions	Reserves.

Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.

Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.

Retained profits	Retained earnings.

Share capital	Capital stock.

Shareholders’ equity	Stockholders’ equity.

Share premium account	Additional paid-in capital.

Shares in issue	Shares outstanding.

Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.

Tangible fixed assets	Property and equipment.

Undistributable reserves	Restricted surplus.

VaR	Value at Risk, see definition under ‘Operating and financial review and prospects – Risk management – Market risk – Measurement’.

With-profits sub-fund	See ‘Business – Business and activities of Lloyds TSB Group – Insurance and Investments – Life assurance, pensions and investments’.

Write-offs	Charge-offs.

Form 20–F cross-reference sheet

	Form 20–F Item Number and Caption		Location	Page

Part I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable.
	B.	Advisers	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected financial data	“Selected consolidated financial data”	3
			“Exchange rates”	5
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	111
Item 4.	Information on the Company
	A.	History and development of the company	“Business – History and development of Lloyds TSB Group”	6
	B.	Business overview	“Business overview”	2
	C.	Organisational structure	“Lloyds TSB Group structure”	114
	D.	Property, plant and equipment	“Business – Properties”	10
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and financial review and prospects”	15
	B.	Liquidity and capital resources	“Operating and financial review and prospects – Financial soundness”	62
			“Dividends”	103
			“Operating and financial review and prospects –
			Risk elements in the loan portfolio – Cross border outstandings”	56
			“Operating and financial review and prospects – Investment
			portfolio, maturities, deposits, short-term borrowings”	72
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects – Overview
			and trend information”	16
	E.	Off-balance sheet arrangements	“Operating and Financial Review and Prospects – Financial
			soundness – Mitigation – Off balance sheet arrangements”	64
	F.	Tabular disclosure of contractual obligations	“Operating and Financial Review and Prospects – Financial
			soundness – Mitigation – Liquidity and funding”	64
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and Employees – Directors and senior management”	81
	B.	Compensation	“Management and employees – Compensation”	83
	C.	Board practices	“Management and employees”	81
			“Compensation – Service agreements”	87
			“Corporate governance – The board and its committees”	94
	D.	Employees	“Management and employees – Employees”	82
	E.	Share ownership	“Management and employees – Directors’ interests”	90
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions – Major shareholders”	97
	B.	Related party transactions	“Major shareholders and related party transactions – Related
			party transactions”	97
			“Notes to the accounts – Note 45”	F-58
	C.	Interests of experts and counsel	Not applicable.
Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated Financial Statements”	F-1
			“Business – Legal actions”	10
			“Dividends”	103
	B.	Significant changes	“Business – Recent developments”	12
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing Information”	101
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing Information”	101
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.

	Form 20–F Item Number and Caption		Location	Page

Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Memorandum and articles of association of Lloyds TSB
			Group plc”	103
	C.	Material contracts	“Business – Material contracts”.	10
	D.	Exchange controls	“Exchange Controls”	107
	E.	Taxation	“Taxation”	108
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where You Can Find More Information”	110
	I.	Subsidiary information	“Lloyds TSB Group structure”	114
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		“Operating and financial review and prospects – Risk management”	41
			“Operating and financial review and prospects – Risk
			management – Market risk”	57
			“Notes to the accounts – Note 47 – Financial risk management”	F-61
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	Not applicable.
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and
	Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Management and employees – Corporate governance”	94
Item 16.	[Reserved by the Securities and Exchange Commission]
	A.	Audit committee financial expert	“Management and employees – Corporate governance –
			The board and its committees – Audit committee”	94
	B.	Code of ethics	“Management and employees – Employees”	82
	C.	Principal accountant fees and services	“Management and Employees – Corporate governance –
			The board and its committees – Audit committee”	94
			“Notes to the accounts – Note 10 – Operating expenses”	F–23
	D.	Exemptions from the listing standards for audit committees	Not applicable.
	E.	Purchases of equity securities by the issuer and affiliated
		purchasers	Not applicable.
Part III
Item 17.	Financial statements		Not applicable.
Item 18.	Financial statements		“Consolidated financial statements”	F–1
Item 19.	Exhibits		“Exhibit Index” and the pages following	119

Exhibit index

1.	Memorandum and articles of association of Lloyds TSB Group plc currently in effect♦ and Memorandum and articles of association of Lloyds TSB Group plc effective 1 October 2008

2.	(i)	Limited Partnership Agreements dated 4 February 2000, relating to the preference securities*

	(ii)	Trust Deed dated 25 April 2001, relating to the perpetual capital securities*

4.	(b)	(i)	Service agreement dated 6 September 1991 between Lloyds TSB Bank plc and Michael E. Fairey†

		(ii)	Service agreement dated 9 February 2000 between Lloyds TSB Bank plc and Archie G. Kane†

		(iii)	Service agreement dated 19 October 2001 between Lloyds TSB Bank plc and J. Eric Daniels†

		(iv)	Service agreement dated 4 March 2004 between Lloyds TSB Bank plc and Helen A. Weir▲

		(v)	Service agreement dated 29 July 2004 between Lloyds TSB Bank plc and G. Truett Tate▪

		(vi)	Service agreement dated 23 May 2005 between Lloyds TSB Bank plc and Teresa A. Dial▪

		(vii)	Service agreement dated 25 January 2006 between Lloyds TSB Group plc and Sir Victor Blank•

		(viii)	Letter of appointment dated 24 April 2003 between Lloyds TSB Group plc and Wolfgang C. G. Berndt•

		(ix)	Letter of appointment dated 20 November 1998 between Lloyds TSB Group plc and Ewan Brown•

		(x)	Letter of appointment dated 21 September 2005 between Lloyds TSB Group plc and Jan P. Du Plessis•

		(xi)	Letter of appointment dated 13 November 2001 between Lloyds TSB Group plc and Gavin J. N. Gemmell•

		(xii)	Letter of appointment dated 18 November 2004 between Lloyds TSB Group plc and Sir Julian Horn-Smith•

		(xiii)	Letter of appointment dated 20 September 2001 between Lloyds TSB Group plc and DeAnne Julius•

		(xiv)	Letter of appointment dated 14 September 2005 between Lloyds TSB Group plc and Lord Leitch•

		(xv)	Letter of appointment dated 10 May 2007 between Lloyds TSB Group plc and Philip N. Green♦

		(xvi)	Letter of appointment dated 25 January 2008 between Lloyds TSB Group plc and Sir David Manning

8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business

12.1	Certification of J. Eric Daniels filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2	Certification of Tim J. W. Tookey filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1	Certification of J. Eric Daniels and Tim J. W. Tookey furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

15.1	Consent of PricewaterhouseCoopers LLP

*	Previously filed with the SEC, together with Lloyds TSB Group’s registration statement, on 25 September 2001

†	Previously filed with the SEC on Lloyds TSB Group’s Form 20–F filed 23 June 2003

▲	Previously filed with the SEC on Lloyds TSB Group’s Form 20–F filed 5 April 2004

▪	Previously filed with the SEC on Lloyds TSB Group’s Form 20–F filed 29 June 2005

•	Previously filed with the SEC on Lloyds TSB Group’s Form 20–F filed 6 June 2006

♦	Previously filed with the SEC on Lloyds TSB Group’s Form 20–F filed 8 June 2007

The exhibits shown above are listed according to the number assigned to them by the Form 20–F

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report.

LLOYDS TSB GROUP plc
By:	/s/ T Tookey

Name:	Tim J W Tookey
Title:	Acting Group Finance Director

Dated:	5 June 2008