Form 20-F
period 2008-12-31
Lloyds Banking Group plc
filed 2009-05-07
CIK 1160106

As filed with the Securities and Exchange Commission on 7 May 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15246
LLOYDS BANKING GROUP plc
(previously Lloyds TSB Group plc)
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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2008 was:

Ordinary shares, nominal value 25 pence each, as of 31 December 2008	5,972,855,669
Limited voting shares, nominal value 25 pence each, as of 31 December 2008	78,947,368
Preference shares, nominal value 25 pence each, as of 31 December 2008	600,400
Preference shares, nominal value 25 cents each, as of 31 December 2008	1,000,000
Preference shares, nominal value 25 euro cents each, as of 31 December 2008	0
Preference shares, nominal value Japanese ¥25 each, as of 31 December 2008	0

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

Yes ☐ No ☒

PRESENTATION OF INFORMATION

In this annual report, references to the ‘Company’ are to Lloyds Banking Group plc; references to ‘Lloyds Banking Group’, ‘Lloyds’ or the ‘Group’ are to Lloyds Banking Group plc and its subsidiary and associated undertakings; references to ‘Lloyds TSB Bank’ are to Lloyds TSB Bank plc; and references to the ‘consolidated financial statements’ or ‘financial statements’ are to Lloyds Banking Group’s consolidated financial statements included in this annual report. References to the ‘Financial Services Authority’ or ‘FSA’ are to the United Kingdom (the ‘UK’) Financial Services Authority.

On 16 January 2009 the Company acquired 100 per cent of the ordinary share capital of HBOS plc and changed the Company’s name to Lloyds Banking Group plc. Accordingly, where this annual report provides information for dates prior to 16 January 2009, such information relates to the Lloyds Banking Group prior to the acquisition of HBOS plc. References to ‘HBOS’ or the ‘HBOS Group’ are to HBOS plc and its subsidiary and associated undertakings.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’).

Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ‘sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the ‘US’); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ‘e’ are to the lawful currency of the member states of the European Union that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’ ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) in effect on 31 December 2008, which was $1.4619 = £1.00. The Noon Buying Rate on 31 December 2008 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW

Lloyds Banking Group is a leading UK-based financial services group, whose businesses provide a wide range of banking and financial services in the UK and a limited number of locations overseas. At 31 December 2008, total Lloyds Banking Group assets were £436,033 million and Lloyds Banking Group had some 59,000 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was some £7,500 million. The profit before tax for the 12 months to 31 December 2008 was £807 million and the risk asset ratios as at that date were 11.2 per cent for total capital and 8.0 per cent for tier 1 capital.

In 2008, the operations of Lloyds Banking Group in the UK were conducted through over 1,950 branches of Lloyds TSB Bank, Lloyds TSB Scotland plc and Cheltenham & Gloucester plc. As described on page 6, Cheltenham & Gloucester plc (‘C&G’) was the Group’s specialist mortgage arranger. Following the transfer of its mortgage lending and deposits to Lloyds TSB Bank during 2007, C&G now arranges mortgages for Lloyds TSB Bank rather than for its own account. In 2008, international business was conducted mainly in the US and continental Europe, and the Group’s services in these countries were offered largely through branches of Lloyds TSB Bank. Lloyds Banking Group also offered offshore banking facilities in a number of countries. For additional information see ‘Regulation’.

At 31 December 2008, Lloyds Banking Group’s activities were organised into three divisions: UK Retail Banking, Insurance and Investments, and Wholesale and International Banking. Services provided by UK Retail Banking included the provision of banking and other financial services to personal customers, private banking and mortgages. Insurance and Investments offered life assurance, pensions and investment products, general insurance and fund management services. Wholesale and International Banking provided banking and related services for major UK and multinational corporates and financial institutions, and small and medium-sized UK businesses. It also provided asset finance to personal and corporate customers, managed Lloyds Banking Group’s activities in financial markets through its treasury function and provided banking and financial services overseas.

The following table shows the results of Lloyds Banking Group’s UK Retail Banking, Insurance and Investments and Wholesale and International Banking segments and Central group items in each of the last three fiscal years. In order to provide a more comparable representation of business performance volatility (see ‘Operating and financial review and prospects – Line of business information – Volatility’, for a description of volatility, its significant limitations and the processes put in place by management to compensate for these limitations) has been separately analysed from the results of the individual business units so that, where appropriate, information is presented both in accordance with applicable accounting standards (‘statutory’) and on a basis which excludes volatility (‘excluding volatility’).

	Profit before tax (statutory)			Profit before tax (excluding volatility)

	2008 £m	2007# £m	2006# £m	2008 £m	2007# £m	2006# £m

UK Retail Banking	1,674	1,644	1,529	1,674	1,644	1,529
Insurance and Investments	(309)	655	1,194	908	1,155	784
Wholesale and International Banking	(6)	1,713	1,612	(6)	1,713	1,612
Central group items	(552)	(12)	(87)	(552)	(12)	(87)

Profit before tax, excluding volatility				2,024	4,500	3,838
Volatility*				(1,217)	(500)	410

Profit before tax	807	4,000	4,248	807	4,000	4,248

*	Volatility relates to Insurance and Investments.

#

As part of Lloyds Banking Group’s transition to Basel II on 1 January 2008, the Group has updated its capital and liquidity pricing methodology. The main difference in this approach is to allocate a greater share of certain funding costs, previously allocated to the Central group items segment, to the other divisions. To enable meaningful year-on-year comparisons, the segmental analyses for 2007 and 2006 have been restated to reflect these changes.

On 16 January 2009, Lloyds TSB Group plc acquired 100 per cent of the ordinary share capital of HBOS plc which, together with its subsidiaries and associated undertakings, undertakes banking, insurance and other financial services related activities. Following the acquisition, the Company changed its name to Lloyds Banking Group plc.

On 7 March 2009, the Company announced that it intends to participate in the UK Government’s Asset Protection Scheme (‘GAPS’), with the intention of reducing its risk-weighted assets and strengthening the Group’s capital position (see ‘Recent Developments – UK Government Asset Protection Scheme’).

Lloyds Banking Group plc (previously Lloyds TSB Group plc) was incorporated as a public limited company and registered in Scotland under the UK Companies Act 1985 on 21 October 1985 with the registered number 95000. Lloyds Banking Group plc’s registered office is Henry Duncan House, 120 George Street, Edinburgh EH2 4LH, Scotland, and its principal executive offices in the UK are located at 25 Gresham Street, London, EC2V 7HN, United Kingdom, telephone number + 44 (0) 20 7626 1500.

SELECTED CONSOLIDATED FINANCIAL DATA

The financial information set out in the tables below has been derived from the annual reports and accounts of Lloyds Banking Group plc for each of the past four years adjusted for subsequent changes in accounting policy and presentation. These tables have been prepared in accordance with IFRS. The financial statements for each of the years 2004 to 2008 have been audited by PricewaterhouseCoopers LLP, independent accountants.

	2008	2007	2006	2005	2004[1]

Income statement data for the year ended 31 December (£m)
Total income, net of insurance claims	9,872	10,706	11,104	10,540	9,661
Operating expenses	(6,053)	(5,567)	(5,301)	(5,471)	(5,297)
Trading surplus	3,819	5,139	5,803	5,069	4,364
Impairment losses	(3,012)	(1,796)	(1,555)	(1,299)	(866)
Profit before tax	807	4,000	4,248	3,820	3,477
Profit for the year	845	3,321	2,907	2,555	2,459
Profit for the year attributable to equity shareholders	819	3,289	2,803	2,493	2,392
Total dividend for the year[2]	648	2,026	1,928	1,915	1,914

Balance sheet data at 31 December (£m)
Share capital	1,513	1,432	1,429	1,420	1,419
Shareholders’ equity	9,393	12,141	11,155	10,195	11,047
Customer accounts	170,938	156,555	139,342	131,070	119,811
Preferred securities	5,496	3,031	2,957	2,549	1,388
Undated subordinated liabilities	5,638	4,869	4,863	5,184	4,464
Dated subordinated liabilities	6,122	4,058	4,252	4,669	4,400
Loans and advances to customers	242,735	209,814	188,285	174,944	155,318
Total assets	436,033	353,346	343,598	309,754	284,422

Share information
Basic earnings per ordinary share	14.3p	58.3p	49.9p	44.6p	42.8p
Diluted earnings per ordinary share	14.2p	57.9p	49.5p	44.2p	42.5p
Net asset value per ordinary share	155p	212p	195p	180p	195p
Total dividend per ordinary share[2]	11.4p	35.9p	34.2p	34.2p	34.2p
Equivalent cents per share[2,3]	20.3c	71.0c	67.0c	62.2c	63.7c
Market price per ordinary share (year end)	126p	472p	571.5p	488.5p	473p
Number of shareholders (thousands)	824	814	870	920	953
Number of ordinary shares in issue (millions)[4]	5,973	5,648	5,638	5,603	5,596

Financial ratios (%)[5]
Dividend payout ratio	79.1	61.6	68.8	76.8	80.0
Post-tax return on average shareholders’ equity	7.4	28.2	26.6	25.6	22.8
Post-tax return on average assets	0.22	0.94	0.88	0.84	0.92
Average shareholders’ equity to average assets	2.9	3.3	3.2	3.2	3.9
Cost:income ratio[6]	61.3	52.0	47.7	51.9	54.8

Capital ratios (%)[7]
Total capital	11.2	11.0	10.7	10.9	10.1
Tier 1 capital	8.0	8.1	8.2	7.9	8.2

1	Except for capital ratios (see 7 below), comparative data for 2004 excludes the provisions of IAS 32, IAS 39 and IFRS 4, which were adopted with effect from 1 January 2005.

2

Annual dividends comprise both interim and final dividend payments. The total dividend for the year represents the interim dividend paid during the year and the final dividend, which is paid and accounted for in the following year.

3	Translated into US dollars at the Noon Buying Rate on the date each payment was made.

4	This figure excludes the 79 million limited voting ordinary shares owned by the Lloyds TSB Foundations.

5	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds Banking Group.

6	The cost:income ratio under IFRS is calculated as total operating expenses as a percentage of total income (net of insurance claims).

7

In order to provide a more meaningful comparison, capital ratios are shown at 1 January 2005, rather than 31 December 2004, in order to reflect the application of those accounting standards applied with effect from 1 January 2005. Capital ratios for 2008 are in accordance with Basel II requirements; ratios for 2007 and earlier years reflect Basel I.

EXCHANGE RATES

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2009 March	2009 February	2009 January	2008 December	2008 November	2008 October

US dollars per pound sterling:
High	1.47	1.49	1.53	1.55	1.62	1.78
Low	1.38	1.42	1.37	1.44	1.48	1.55

For each of the years shown, the average of the US dollar Noon Buying Rates per pound sterling on the last day of each month was:

		2008	2007	2006	2005	2004

US dollars per pound sterling:
Average		1.84	2.01	1.86	1.81	1.84

On 17 April 2009, the latest practicable date, the US dollar Noon Buying Rate was $1.4778 = £1.00. Lloyds Banking Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

BUSINESS

HISTORY AND DEVELOPMENT OF LLOYDS BANKING GROUP

The history of the Lloyds Banking Group can be traced back to the 18th century when the banking partnership of Taylors and Lloyds was established in Birmingham, England. Lloyds Bank Plc was incorporated in 1865 and during the late 19th and early 20th centuries entered into a number of acquisitions and mergers, significantly increasing the number of banking offices in the UK. In 1995, it continued to expand with the acquisition of the Cheltenham and Gloucester Building Society.

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

In 1995, TSB Group plc merged with Lloyds Bank Plc. Under the terms of the merger, the TSB and Lloyds Bank groups were combined under TSB Group plc, which was re-named Lloyds TSB Group plc with Lloyds Bank Plc, which was subsequently renamed Lloyds TSB Bank plc, the principal subsidiary. In 1999, the businesses, assets and liabilities of TSB Bank plc, the principal banking subsidiary of the TSB Group prior to the merger, and its subsidiary Hill Samuel Bank Limited were vested in Lloyds TSB Bank plc, and, in 2000, Lloyds TSB Group acquired Scottish Widows. In addition to already being one of the leading providers of banking services in the UK, this transaction also positioned Lloyds TSB Group as one of the leading suppliers of long-term savings and protection products in the UK.

Since August 2007 and even more so since September 2008, global financial markets have experienced a period of significant turmoil, which, among other things, included the UK Government placing Northern Rock into temporary public ownership on 22 February 2008 and the announcement on 15 September 2008 by Lehman Brothers that it intended to file a Chapter 11 bankruptcy petition in the United States. On 18 September 2008, with the support of the UK Government, the boards of the Company and HBOS plc announced that they had reached agreement on the terms of a recommended acquisition by the Company of HBOS plc. The shareholders of the Company approved the acquisition at the Company’s general meeting on 19 November 2008 and the acquisition was completed on 16 January 2009. Following the acquisition, the Company changed its name to Lloyds Banking Group plc and operates its business through two significant subsidiaries, Lloyds TSB Bank plc and HBOS plc.

Pursuant to the placing and open offer by Lloyds Banking Group plc which was completed in January 2009 (and the concomitant placing and open offer by HBOS) and the acquisition of HBOS by Lloyds Banking Group plc completed on 16 January 2009, the UK Government acquired 43.38 per cent of the Company’s issued ordinary share capital. See ‘Major Shareholders and Related Party Transactions – Information about the Lloyds Banking Group’s relationship with the UK Government’ for a description of the Group’s relationship with the UK Government.

STRATEGY OF LLOYDS BANKING GROUP

Since 2003 the Group strategy has focused on:

•	enhancing the quality of its earnings by exiting businesses which were not regarded as core or which added unnecessary volatility to its earnings;

•	accelerating growth by deepening customer relationships and improving productivity and, in the process, building competitive advantage through enhancing capabilities; and

•	taking advantage of opportunities to grow inorganically to complement the Group’s organic strategies and help provide new opportunities for profitable growth.

In keeping with this strategy, the Group completed the acquisition of HBOS on 16 January 2009. The Group had long recognised the attractions of a combination of Lloyds and HBOS and believes that the acquisition represents a compelling opportunity to reinforce the strategy and create the UK’s leading financial services group. Furthermore, the directors believe that the Lloyds Banking Group will be more competitive and better placed in a rapidly evolving UK banking industry than either organisation would have been on a stand-alone basis.

MARKETS

Lloyds Banking Group continues to focus on building competitive advantage in its core markets by seeking opportunities to consolidate its position in businesses where it is already strong and by divesting businesses in markets where it is not a leader and cannot aspire reasonably to leadership.

BUSINESS

The board believes that the UK remains an attractive market and that the Group has good potential within its existing franchises to grow by meeting more of the Group’s customers’ needs as well as through adding new customers to the franchise, notwithstanding near term economic conditions (see ‘Risk Factors – Business and Economic Risks – The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the UK and other markets in which it operates. Adverse developments, such as the current and ongoing crisis in the global financial markets, recession, and further deterioration of general economic conditions, particularly in the UK, have already adversely affected the Group’s earnings and profits and could continue to cause its earnings and profitability to decline’ for a discussion of such economic conditions).

STRATEGY

The Lloyds Banking Group vision is to be recognised as the best financial services organisation in the UK by customers, colleagues (employees) and shareholders.

The strategy for the Group remains to grow the business through developing long-term relationships and building its customer franchise, and its focus remains within the UK; the Group’s position in this regard was strengthened through the acquisition of HBOS in January 2009. All the Group’s businesses are focused on extending the reach and depth of the Group’s customer relationships, whilst enhancing product capabilities to build competitive advantage. A prudent ‘through the cycle’ approach to risk is being applied to the Group and will remain important as the Group strives to improve its processing efficiency and use of capital.

The integration with HBOS presents an opportunity to achieve both customer and cost leadership through leveraging the best heritage Lloyds TSB and HBOS capabilities across the combined franchise and realising integration synergies. The board believes that Lloyds Banking Group has market leading distribution and sales capabilities, products and services as well as middle and back office processes that deliver a high quality customer experience. The Group aspires to have one of the lowest cost: income ratios for financial institutions in the UK, and the anticipated synergies, which are expected to be substantial, arising from the acquisition of HBOS will be key to further improving efficiency levels. The effective integration of the two businesses will be a significant challenge over the next few years, but the combination of the two businesses provides a real opportunity to create the UK’s leading financial services organisation.

During 2008, the Group had three primary operating divisions: UK Retail Banking; Insurance and Investments; and Wholesale and International Banking. The key product markets in which these divisions participate is presented in ‘Businesses and Activities of Lloyds Banking Group’ and an analysis of their performance in 2008 and 2007 is included within the ‘Operating and financial review and prospects’. Following the acquisition of HBOS these divisions will be restructured with elements from some existing businesses coming together to form another division. The new Wealth and International division has been created to focus on Wealth Management, Asset Management and International Banking.

Since August 2007, global financial markets have experienced a period of significant turmoil resulting in a negative impact on capital ratios and liquidity in the banking sector. Throughout this period, the Group has maintained a robust liquidity position based on its significant retail and corporate deposit base and funding from the wholesale markets. Since the completion of the HBOS acquisition, the Group has continued to fund itself in the wholesale markets at rates comparable to the period prior to completion. In addition, the Group has continued to reinforce its funding position by actively participating in the support initiatives introduced by the Bank of England and HM Treasury. Participation in the UK Government backed provision of liquidity required Lloyds and HBOS to raise additional capital; as a result of the common equity subscribed to by the UK Government, the UK Government has a 43.38 per cent shareholding in the Company and also holds £4,000 million in preference shares.

The Group believes that a strong capital position will position it to face the severest of economic downturns and emerge strongly when the economy recovers. It therefore decided, as announced on 7 March 2009, to participate in the UK Government’s Asset Protection Scheme (‘GAPS’) with the intention of substantially reducing its risk-weighted assets and very significantly strengthening its capital position. Further details of this arrangement, which is currently being negotiated, are set out in ‘Recent Developments’ and a discussion of the consequences of not acceding to the GAPS is set out in ‘Risk Factors – Government-related Risks – If Lloyds Banking Group is unable to participate in the GAPS, or the operation of the GAPS fails to have the desired effect on Lloyds Banking Group’s financial and capital position, or the costs of participation outweigh the benefits, this could have a material adverse effect on the Group’s results of operations, financial condition and prospects’.

Lloyds Banking Group’s directors believe that the heritage Lloyds TSB Group relationship-focused ‘through the cycle’ approach to risk management has demonstrated its effectiveness. This prudent approach to risk is being rolled out across the combined Lloyds Banking Group. The new Group has already exited a number of non-core areas in which HBOS previously participated and will continue to assess participation in business areas on a conservative basis.

The Group is a business based on building strong and long-lasting relationships through the efforts of its people. Colleagues are the Group’s most valuable resource. It is the Group’s colleagues who build long-lasting relationships with its customers and, therefore, managing the Group’s colleagues effectively is fundamental to the success of the business and achieving the Group’s vision of being the best financial services organisation in the UK.

By creating a great place to work, the Group believes it will attract the highest performing people and secure the commitment of those who are the strongest performers and have the highest potential to remain with the Group.

SUMMARY

The Group believes that the successful execution of this strategy focusing on core markets, customer and cost leadership, capital efficiency and a prudent risk appetite should enable the Lloyds Banking Group to achieve its vision to be recognised as the best financial services organisation in the UK.

BUSINESS

BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP

At 31 December 2008, Lloyds Banking Group’s activities were organised into three divisions: UK Retail Banking, Insurance and Investments, and Wholesale and International Banking. The main activities of these divisions at 31 December 2008 were as described below.

UK RETAIL BANKING

During 2008, UK Retail Banking provided banking, financial services, mortgages and private banking to some 16 million personal customers through the Group’s multi-channel distribution capabilities.

Branches. The Group provided wide-reaching geographic branch coverage in England, Scotland and Wales, through over 1,950 branches of Lloyds TSB Bank, Lloyds TSB Scotland plc (‘Lloyds TSB Scotland’) and C&G.

Internet banking. Internet banking provided online banking facilities for personal customers. At the end of 2008, some 5.2 million customers had registered to use the Group’s internet banking services, and were conducting more than 79 million actions per month online, an 11 per cent increase on 2007.

Telephone banking. Telephone banking continues to grow. At the end of 2008, some 5.7 million customers had registered to use the services of PhoneBank and the automated voice response service, PhoneBank Express. The Group’s telephone banking centres handled some 71 million calls during 2008.

Cash machines. The Group has one of the largest cash machine networks of any leading banking group in the UK and, at 31 December 2008, personal customers of Lloyds TSB Bank and Lloyds TSB Scotland were able to withdraw cash and check balances through over 4,200 ATMs at branches and external locations around the UK. In addition, at 31 December 2008, UK Retail Banking’s personal customers had access to over 63,000 cash machines via LINK in the UK and to cash machines worldwide through the VISA and MasterCard networks.

Current accounts. Lloyds TSB Bank and Lloyds TSB Scotland offer a wide range of current accounts, including interest-bearing current accounts and a range of added-value accounts.

Savings accounts. Lloyds TSB Bank and Lloyds TSB Scotland offer a wide range of savings accounts and retail investments.

Personal loans. Lloyds TSB Bank and Lloyds TSB Scotland offer a range of personal loans.

Cards. The Group provides a range of card-based products and services, including credit and debit cards and card transaction processing services for retailers. The Group is a member of both the VISA and MasterCard payment systems and has access to the American Express payment system.

Mortgages. In 2008 C&G was Lloyds’ specialist residential mortgage arranger, offering a range of mortgage products to personal customers through its own branches and those of Lloyds TSB Bank in England and Wales, as well as through the telephone, internet and postal service, Mortgage Direct. The Group also provided mortgages through Lloyds TSB Scotland and Scottish Widows Bank. The Group is one of the largest residential mortgage lenders in the UK on the basis of outstanding balances, with mortgage balances outstanding at 31 December 2008 of £112,894 million.

UK Wealth Management. Wealth Management provides financial planning and advice for the Group’s affluent customers, providing financial solutions across investments, retirement planning and income, trusts, tax and estate planning as well as share dealing. Expert advice is provided through a large number of financial advisors who can be accessed via the retail branch network and Private Banking offices throughout the United Kingdom. Customers are also provided with access to relationship banking through Lloyds TSB Wealth Management, one of the largest providers of private banking services in the UK, based on assets under management.

INSURANCE AND INVESTMENTS

During 2008, Insurance and Investments offered life assurance, pensions and investment products, general insurance and fund management services.

Life assurance, pensions and investments. In 2008, Scottish Widows was the Group’s specialist provider of life assurance, pensions and investment products, which are distributed through Lloyds TSB Bank’s branch network, through independent financial advisors and directly via the telephone and the internet. The Scottish Widows brand was the main brand for new sales of the Group’s life, pensions, Open Ended Investment Companies (‘OEICs’) and other long-term savings products.

In common with other life assurance companies in the UK, the life and pensions business of each of the life assurance companies in the Lloyds Banking Group is written in a long-term business fund. The main long-term business fund is divided into With Profit and Non-Profit sub-funds.

With-profits life and pensions products are written from the With Profit sub-fund. The benefits accruing from these policies are designed to provide a smoothed return to policyholders who hold their policies to maturity through a mix of annual and final (or terminal) bonuses added to guaranteed basic benefits. The guarantees generally only apply on death or maturity. The actual bonuses declared will reflect the experience of the With Profit sub-fund.

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

During 2007, the Group sold Abbey Life, the UK life operation which was closed to new business in 2000.

General insurance. Lloyds TSB General Insurance provides general insurance through retail branches of Lloyds TSB Bank and C&G, a direct telephone operation, the internet and through third party panel or other distribution channels. Lloyds TSB General Insurance is one of the leading distributors of home insurance in the UK.

Scottish Widows Investment Partnership. Scottish Widows Investment Partnership manages funds for the Group’s retail life, pensions and investment products. Clients also include corporate pension schemes, local authorities and other institutions in the UK and overseas.

BUSINESS

WHOLESALE AND INTERNATIONAL BANKING

In 2008, Wholesale and International Banking provided banking and related services for major UK and multinational corporates and financial institutions, and small and medium-sized UK businesses. It also provided asset finance to personal and corporate customers, managed the Group’s activities in financial markets through its treasury function and provided banking and financial services overseas.

Corporate Markets. Combining the respective strengths of some 3,000 employees in Corporate Banking and Products and Markets, Corporate Markets plays an integral role in leveraging and expanding the customer franchise and building deep, long-lasting relationships with around 26,000 corporate customers at 31 December 2008.

Corporate Banking manages the Group’s core corporate customer franchise, providing a relationship-based financial and advisory service to the corporate market place through dedicated regional teams throughout the UK and key strategic locations abroad, including New York. Customers have access to expert advice and a broad range of financial solutions. Relationship managers act as a conduit to product and service partners in Corporate Markets and other parts of the Group.

Products and Markets is where the specialist product capability resides for transactions undertaken by the corporate customers of the Group. It offers customers a comprehensive range of finance and capital solutions, and also provides tailored risk management solutions and structured solutions across all areas of risk, including foreign exchange, interest rates, credit, inflation and commodities on behalf of the Group. Additionally, Products and Markets fulfils the treasury role for the Group, managing balance sheet liquidity.

Commercial Banking. At 31 December 2008, Commercial Banking served nearly one million customers across the UK from one-person start-ups to large, established enterprises. The business focuses on providing banking facilities and solutions to customers with business turnover up to £15 million per annum, and additionally provides specialised working capital finance for its customers through its Commercial Finance subsidiary, and long-term finance to the agricultural sector through the Agricultural Mortgage Corporation. In 2008, Commercial Banking increased its lending to small to medium sized entities (‘SMEs’) by nearly 20 per cent.

Asset Finance. The Group’s asset finance businesses provide individuals and companies with specialist personal lending, store credit and finance through leasing, hire purchase and contract hire packages. Hire purchase is a form of consumer financing where a customer takes possession of goods on payment of an initial deposit but the legal title to the goods does not pass to the customer until the agreed number of instalments have been paid and the option to purchase has been exercised. Altogether, at 31 December 2008, Asset Finance had over 1.5 million individual customers and relationships with some 22,000 companies and small businesses.

International Banking. The Group has continued to shape its international network to support its UK operations. Its overseas banking operations include offices in the UK, the Channel Islands, the Isle of Man, Dubai, Hong Kong, Spain, France, Switzerland, Luxembourg, Belgium, Netherlands, Monaco, Gibraltar, Cyprus, South Africa, Japan, Singapore, Malaysia, China and the US. The business provides a wide range of private and retail banking, wealth management and expatriate services to local residents, UK expatriates, foreign nationals and to other customers and also serves the corporate and institutional markets in a number of these locations.

LLOYDS BANKING GROUP SEGMENTS IN 2009

Following the acquisition of HBOS plc on 16 January 2009, the Group created a new division, Wealth and International. The new Group’s activities are to be organised into four divisions: Retail, Insurance, Wealth and International, and Wholesale.

MATERIAL CONTRACTS

Lloyds Banking Group plc and its subsidiaries are party to various contracts in the ordinary course of business.

In 2008, the Company entered into a placing and open offer agreement with HM Treasury and the joint sponsors and joint bookrunners named therein, as well as a preference share subscription agreement with HM Treasury, both with effect from 13 October 2008. In addition, the Company entered into a registration rights agreement with HM Treasury on 12 January 2009 pursuant to an obligation to do so under the 13 October 2008 placing and open offer agreement. Prior to the completion of the acquisition of HBOS, HBOS also entered into a placing and open offer agreement with HM Treasury and the joint sponsors and joint bookrunners named therein, as well as a preference share subscription agreement with HM Treasury, both with effect from 13 October 2008. For further details on each of the 2008 agreements described above, see ‘Major Shareholders and Related Party Transactions – Information about the Lloyds Banking Group’s Relationship with the UK Government’.

In 2009, in addition to the registration rights agreement discussed above, the Company entered into the following agreements, which it considers to be material:

2009 PLACING AND OPEN OFFER AGREEMENT

Pursuant to the 2009 Placing and Open Offer Agreement dated 7 March 2009 (as amended and restated on 20 March 2009) entered into between the Company, HM Treasury and the joint sponsors and joint bookrunners named therein, (i) the Company agreed to invite qualifying shareholders (which, subject to certain limited exceptions, does not include US shareholders or ADS holders, to whom no offer is being made) to apply to subscribe for 10,408,535,000 ordinary shares at an issue price of 38.43 pence per share by way of an open offer, (ii) the joint sponsors and joint bookrunners were appointed and agreed to use reasonable endeavours to procure placees to subscribe for the open offer shares on such terms as may be agreed by the Company and HM Treasury at not less than the issue price on the basis that the open offer shares placed will be subject to clawback to the extent they are taken up under the open offer and (iii) HM Treasury agreed that, to the extent not placed or taken up under the open offer and subject to the terms and conditions set out in the 2009 Placing and Open Offer Agreement, HM Treasury will subscribe for such open offer shares itself at the issue price.

The aggregate proceeds of the placing and open offer (net of expenses) will be used to fund the redemption, on admission to the Official List and to trading on the London Stock Exchange’s main market (‘Admission’), of the preference shares held by HM Treasury (the ‘Preference Shares’) at 101 per cent of their issue price (£4,040,000,000) together with the accrued dividend on the Preference Shares (from and including 15 January 2009 to but excluding the date of Admission) and the commissions payable to HM Treasury under the 2009 Placing and Open Offer Agreement. Since the proceeds of the placing and open offer would be insufficient to fund the redemption of the Preference Shares, the Company shall provide additional financing from its own resources and make use of its own reserves to enable such redemption to be effected in full.

BUSINESS

In consideration of the provision of its services under the 2009 Placing and Open Offer Agreement, the Company shall pay to HM Treasury (i) a commission of 0.5 per cent of the aggregate value of the open offer shares at the issue price per open offer share payable on the earlier of Admission and the second business day after the day on which the 2009 Placing and Open Offer Agreement is terminated and (ii) a further commission of 1 per cent of the aggregate value of the open offer shares subscribed for by placees or by HM Treasury at the issue price per open offer share payable on the date of Admission.

The Company shall pay to each of HM Treasury, the joint sponsors and joint bookrunners all legal and other costs and expenses (properly incurred in the case of the joint sponsors and joint bookrunners) and those of HM Treasury’s financial advisers, incurred in connection with the placing and open offer, the redemption of the Preference Shares or any arrangements referred to in the 2009 Placing and Open Offer Agreement.

The Company shall also bear all costs and expenses relating to the placing and open offer and the Preference Share redemption, including (but not limited to) the fees and expenses of its professional advisers, the cost of preparation, advertising, printing and distribution of all documents connected with the placing and open offer and the Preference Share redemption, the listing fees of the FSA, any charges by CREST and the fees of the London Stock Exchange and Euronext.

The obligations of HM Treasury, the joint sponsors and joint bookrunners under the 2009 Placing and Open Offer Agreement are subject to conditions including, amongst others:

(i)	the passing of certain resolutions to be proposed at a general meeting;

(ii)	the passing of all necessary resolutions to approve the participation by the Group in the GAPS and to create and authorise the issue of the Class B Shares in connection therewith;

(iii)

in the opinion of HM Treasury (acting in good faith) no event having occurred or being reasonably likely to occur which has resulted in or may result in a material adverse change in or affecting the condition (financial, operational, legal or otherwise), profitability, prospects, solvency, business affairs or operations of the Group, taken as a whole, whether or not arising in the ordinary course of business;

(iv)	the obtaining of regulatory approvals; and

(v)	Admission becoming effective by not later than 8.00 a.m. on 7 July 2009 (or such later time and date as HM Treasury may agree).

Certain of the conditions may be waived by HM Treasury at its discretion. Prior to Admission, HM Treasury, the joint sponsors and joint bookrunners may terminate their respective obligations under the agreement in certain circumstances.

HM Treasury may terminate the 2009 Placing and Open Offer Agreement in certain specified circumstances, but only where HM Treasury does not consider it to be necessary that the arrangements contemplated by the 2009 Placing and Open Offer Agreement proceed to completion in order to maintain the financial stability of the United Kingdom. On termination of appointment by the joint sponsors and joint bookrunners the agreement will continue to be in force as between the non-terminating parties.

The Company has given certain representations and warranties and indemnities to each of HM Treasury, the joint sponsors and joint bookrunners under the 2009 Placing and Open Offer Agreement. The Company’s liabilities thereunder are unlimited as to time and amount.

HM Treasury is entitled to novate its rights under the agreement to any entity that is wholly-owned, directly or indirectly, by HM Treasury.

The Company has undertaken to amend the Registration Rights Agreement entered into on 12 January 2009 to include as ‘Registrable Securities’ (as defined in the Registration Rights Agreement) any new shares subscribed for under the 2009 Placing and Open Offer Agreement, any Class B Shares and other securities in the Company held by HM Treasury from time to time and securities issued by HM Treasury from time to time and which are exchangeable for, convertible into, give rights over or are referable to such new shares or other securities. The Company has also undertaken to enter into a resale rights agreement, in order to enable certain securities of the Company held by HM Treasury and securities issued by HM Treasury which are exchangeable for, convertible into, give rights over or are referable to such securities to be sold in such jurisdictions and in such manner as HM Treasury determines.

LENDING COMMITMENTS DEED

On 6 March 2009, the Company entered into a deed poll in favour of certain UK Government departments under which it undertook to support lending to creditworthy borrowers in the UK in a commercial manner with effect from 1 March 2009. This lending commitment is a pre-requisite to the Group’s proposed participation in the GAPS, the objective of which is to reinforce the stability of the UK financial system and support the recovery of the UK economy.

A condition to the participation in the GAPS is the commitment by the Company to increase lending by approximately £14,000 million in the twelve months commencing 1 March 2009 to support UK businesses (approximately £11,000 million) and homeowners (approximately £3,000 million), and to maintain in the twelve months commencing 1 March 2010 similar levels of lending as in the twelve months commencing 1 March 2009, subject to adjustment of the lending commitments by agreement with HM Treasury and the Department for Business, Enterprise and Regulatory Reform to reflect circumstances at the start of the twelve month period commencing 1 March 2010. This additional lending in 2009 and 2010 will be subject to the Group’s prevailing commercial terms and conditions (including pricing and risk assessment) and, in relation to mortgage lending, the Group’s standard credit and other acceptance criteria.

The Group’s compliance with its lending commitment will be subject to a reporting process.

The Company has also made certain undertakings as regards marketing in support of its lending commitments and certain other matters relating to its business and residential lending practices and policies. The lending commitments made in the deed poll supersede the commitments given by the Company in October 2008 in connection with the UK Government’s recapitalisation scheme.

These lending commitments will be adjusted by the UK Government, in consultation with the Group, if the GAPS is not implemented within the timeframes anticipated for such implementation and the Group only participates in the UK Government’s credit guarantee scheme.

The Company has also undertaken to increase its lending to support creditworthy borrowers in the real economy if any of the preference shares held by HM Treasury are exchanged for ordinary shares in the Company. The quantum of such increased lending shall be determined by reference to the increased lending capacity of the Group after taking into account the long-term effects of the exchange of the preference shares held by HM Treasury.

BUSINESS

PRE-ACCESSION DEED

On 7 March 2009, the Company entered into a deed poll in favour of HM Treasury, pursuant to which the Company gave a series of undertakings, with effect from the date of the deed poll unless otherwise agreed, in relation to the provision of information and the management of the proposed assets, commitments and exposures proposed to be included in the GAPS (the ‘Proposed Assets’) in the period to the Group’s proposed accession to the GAPS.

The Company has undertaken to HM Treasury, among other things, to:

(i)	provide all such assistance and information and data as is reasonably requested which is pertinent to the implementation of the GAPS and the Group’s potential participation in the GAPS;

(ii)	provide, as soon as practicable, an indicative list of the Proposed Assets with a view to agreeing such list by 30 April 2009;

(iii)

provide, as promptly as practicable, information and data relating to the Proposed Assets reasonably requested for due diligence purposes and to provide certain other information concerning the Group’s business and the financial performance and risk of the Proposed Assets;

(iv)	provide access to the Group’s premises, books, records, senior executives, relevant personnel and professional advisers on reasonable terms;

(v)

consult with HM Treasury regarding the management and operations of the Proposed Assets and to ensure that the management of the Proposed Assets is in accordance with usual business practices and also without regard to the possible benefits under the GAPS; and

(vi)

use best endeavours (giving regard to reasonable operational requirements) to maintain regular, adequate and effective monitoring, reporting, risk management and audit controls and procedures in order, among other things, to ensure that risks relating to key business processes which affect the Proposed Assets are identified, assessed and reported and are managed and mitigated appropriately.

The Company has acknowledged that it has agreed with the UK Government certain commitments regarding remuneration for the years 2008 and 2009. The Company has further acknowledged that HM Treasury and the FSA propose to commence a consultation in relation to a Code of Remuneration Practice for banking institutions and has confirmed that it will develop a remuneration policy which complies with any such Code by no later than three months from the date of the deed poll.

The Company has agreed to enter into a resale rights agreement with HM Treasury, prior to the date on which any member of the Group accedes to the GAPS, in order to enable securities of the Company held by HM Treasury and securities issued by HM Treasury which are exchangeable for, convertible into, give rights over or are referable to such securities to be sold in such jurisdictions and in such manner as HM Treasury determines.

PROPERTIES

As at 31 December 2008, Lloyds Banking Group occupied 3,422 properties in the UK. Of these, 481 were held as freeholds, 53 as long-term leaseholds and 2,888 as short-term leaseholds. The majority of these properties are retail branches and ATM sites, widely distributed throughout England, Scotland and Wales. Other buildings include the Lloyds Banking Group’s head office in the City of London, and customer service and support properties located as at 31 December 2008 to suit business needs, but clustered largely in London, Birmingham and Bristol (in England), Edinburgh (in Scotland) and Cardiff and Newport (in Wales).

In addition, Lloyds Banking Group, as at 31 December 2008, owned, leased or used under licence properties for business operations elsewhere in the world, principally in Spain, Switzerland, Dubai and Asia.

On 16 January 2009, the Company acquired HBOS and, as a result, the Group occupied significantly more properties from this date.

LEGAL ACTIONS

Lloyds Banking Group is periodically subject to threatened or filed legal actions in the ordinary course of business. Further information, as at 31 December 2008, is included in ‘Legal proceedings’ in note 48 on page F-69.

In January 2009, the Group announced that it had reached a settlement with both the US Department of Justice and the New York County District Attorney’s Office in relation to a previously disclosed investigation involving those agencies into certain historic US dollar payment practices. The Group disclosed in its interim results for the first half of 2008 that it was in discussions regarding a resolution of the investigation and that it had provided £180 million in respect of this matter. The provision was hedged into US dollars at the time and fully covers the settlement amount announced in January 2009. The Group is continuing discussions with the Office of Foreign Assets Control (‘OFAC’) regarding the terms of the resolution of its investigation. OFAC has confirmed to the Group that the amount paid to the US Department of Justice and the New York County District Attorney’s Office will be credited towards satisfying any penalty it imposes. The Group does not currently believe that any additional liability requiring provision will arise following the conclusion of the discussions with OFAC. The Group does not anticipate any further enforcement actions as to these issues. A purported shareholder filed a derivative civil action in the Supreme Court of New York, Nassau County on 26 February 2009 against certain current and former directors, and nominally against Lloyds TSB Bank plc and Lloyds Banking Group plc, seeking various forms of relief following the settlement. The derivative action is at a very early stage.

The Group is also engaged in High Court legal proceedings issued by the UK Office of Fair Trading, proceedings before the European Court of First Instance in relation to interchange fees and proceedings before the UK Competition Appeal Tribunal in relation to the UK Competition Commission’s findings in relation to payment protection insurance (see ‘Regulation – UK Office of Fair Trading’ and ‘Regulation – UK Competition Commission’).

COMPETITIVE ENVIRONMENT

Lloyds Banking Group is a diversified UK-based financial services group providing a wide range of banking and financial services, predominantly in the UK, to personal and corporate customers. Its main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision.

In the retail banking market, the Group competes with banks and building societies, major retailers and internet-only providers. In the mortgage market, competitors include the traditional banks and building societies and specialist mortgage providers. The Group competes with both UK and foreign financial institutions in the wholesale banking markets and with bancassurance, life assurance and general insurance companies in the UK insurance market.

BUSINESS

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the United Kingdom in which the Group’s earnings are predominantly generated. Following the completion of the acquisition of HBOS plc on 16 January 2009, the Group now operates in an increased number of other jurisdictions; these include Ireland, Australia and the United States, and hence the Group is exposed to general and sector-specific economic conditions in these markets as well. Over approximately the past 18 months, the global economy and the global financial system have been experiencing a period of significant turbulence and uncertainty, particularly the very severe dislocation of the financial markets around the world, that began in August 2007 and has substantially worsened since September 2008, and related problems at many large global and UK commercial banks, investment banks, insurance companies and other financial and related institutions.

RECENT DEVELOPMENTS

SHARE CAPITAL

On 19 November 2008, Lloyds Banking Group plc shareholders approved, subject to certain conditions, an increase in the Company’s share capital by creating 14,911,908,221 new ordinary shares of 25 pence each, and creating 625,000,000 new preference shares of 25 pence each. These conditions were met in January 2009.

On 13 January 2009, the Company issued 2,596,653,203 ordinary shares at 173.3p, largely subscribed for by HM Treasury, raising a total of £4,500 million.

On 15 January 2009, the Company issued £1,000,000,000 12 per cent fixed to floating non-cumulative callable preference shares to HM Treasury pursuant to the preference share subscription agreement entered into with effect from 13 October 2008 by the Company and HM Treasury. These preference shares became fungible with the £3,000,000,000 12 per cent fixed to floating non-cumulative callable preference shares issued by the Company on 16 January 2009 (see below); under the terms of these preference shares, the payment of cash dividends to ordinary shareholders is not permitted until the preference shares are repaid.

Following the acquisition of HBOS (see below), on 16 January 2009 the Group cancelled a number of HBOS preference share issuances in exchange for preference shares issued by Lloyds Banking Group plc. In this regard, the Company issued £299,987,729 9.25 per cent fixed rate non-cumulative preference shares, £99,999,942 9.75 per cent fixed rate non-cumulative preference shares, £186,190,532 6.475 per cent fixed rate non-cumulative preference shares, £745,431,000 6.0884 per cent fixed to floating rate non-cumulative callable preference shares, £334,951,000 6.3673 per cent fixed to floating non-cumulative callable preference shares, US$750,000,000 6.413 per cent fixed to floating rate non-cumulative callable preference shares, US$750,000,000 5.92 per cent fixed to floating rate non-cumulative callable preference shares, US$750,000,000 6.657 per cent fixed to floating rate non-cumulative callable preference shares and £3,000,000,000 12 per cent fixed to floating non-cumulative callable preference shares.

On 19 January 2009, the Company issued US$1,250,000,000 7.875 per cent non-cumulative callable preference shares and €500,000,000 7.875 per cent non-cumulative callable preference shares.

ACQUISITION OF HBOS PLC

On 16 January 2009, the Company acquired 100 per cent of the ordinary share capital of HBOS plc, which together with its subsidiary and associated undertakings undertakes banking, insurance and other financial services related activities. Under the terms of the acquisition, HBOS shareholders received 0.605 Lloyds Banking Group plc shares for every 1 HBOS share.

The total fair value of the purchase consideration was £7,751 million, comprising 7,775,694,993 Lloyds Banking Group plc ordinary shares with a fair value of £7,651 million based on a closing price of 98.4p per ordinary share on 15 January 2009, the trading day immediately prior to completion, and directly attributable transaction costs of approximately £100 million.

Because of the limited time available since the acquisition, the Group is still in the process of establishing the fair value of the assets and liabilities acquired. The audited net assets of HBOS at 31 December 2008 were £13,499 million. See also ‘Risk Factors – Business and Economic Risks – Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group.

Negative fair value adjustments have had, and may continue to have in the future, a further material adverse effect on the Group’s operating results, financial conditions and prospects’.

CAPITALISATION ISSUE

On 19 November 2008, the Company’s shareholders approved, subject to certain conditions, a resolution authorising the board to capitalise an amount out of the Company’s reserves and to apply such amount in paying up new Company shares. On 26 February 2009, the board approved a capitalisation issue of one for forty ordinary shares held.

NAME CHANGE

On 19 November 2008, the Company’s shareholders approved, subject to certain conditions, a resolution changing the name of the Company to Lloyds Banking Group plc. These conditions were met and the Company changed its name on 16 January 2009.

UK GOVERNMENT ASSET PROTECTION SCHEME

Lloyds Banking Group plc announced on 7 March 2009 that it intends to participate in the UK Government’s Asset Protection Scheme (‘GAPS’), in order to reduce its risk-weighted assets and strengthen the Group’s capital position. The Company has also agreed to replace the £4,000 million of preference shares held by HM Treasury with new ordinary shares which will be offered to existing shareholders on a pre-emptive basis. Participation in the GAPS and the replacement of the preference shares is subject to, among other things, shareholder approval. See ‘Major shareholders and related party transactions – Information about the Lloyds Banking Group’s relationship with the UK Government’ for more information regarding actions taken by HM Treasury in respect of the Group.

SCHEME AMOUNT

The Group intends to participate in the GAPS in respect of assets and exposures (‘Covered Assets’) of the enlarged Group at 31 December 2008 with an aggregate par value of approximately £260,000 million (expected to be approximately £250,000 million net of December 2008 impairment allowances and write-downs). The Covered Assets are expected to include residential mortgages (approximately £74,000 million), unsecured personal loans (approximately £18,000 million), corporate and commercial loans (including commercial real estate and leveraged finance loans) (approximately £151,000 million) and treasury assets (including the Group’s Alt-A portfolio) (approximately £17,000 million).

BUSINESS

It is expected that approximately 83 per cent of the Covered Assets will come from HBOS legacy lending books and the balance from Lloyds TSB Group legacy books.

FIRST LOSS

The Group will bear a first loss amount in respect of the Covered Assets. The amount of the first loss is expected to be up to £25,000 million (after taking into account historic impairments and write-downs), although this amount has not yet been finalised and could increase as the terms of the GAPS are negotiated and finalised.

After the first loss, the Group will retain an exposure of 10 per cent of any further losses incurred in respect of the Covered Assets. The remaining 90 per cent of further losses arising in respect of the Covered Assets will be borne by HM Treasury. The GAPS will apply to losses incurred in respect of assets and exposures on the balance sheet as at 31 December 2008, regardless of when such losses are incurred.

FEE AND RELATED ISSUANCE OF CAPITAL

Upon accession to the GAPS, the Company will pay a fee to HM Treasury of £15,600 million. This fee will be amortised over an estimated 7 year period. The proceeds of this fee will be applied by HM Treasury in subscribing for an issue by Lloyds Banking Group plc of B Shares, carrying a dividend of the greater of 7 per cent per annum and 125 per cent of the dividend on ordinary shares. The B Shares will constitute core tier 1 capital. The overall cost to the Group of participating in the GAPS, as a percentage of the reduction in risk-weighted assets, totals 20.9 per cent.

The B Shares, which are non-voting, are convertible at any time at the holder’s option into ordinary shares in Lloyds Banking Group plc at a price of 115 pence per ordinary share, and are mandatorily convertible into ordinary shares at that price if the volume weighted average trading price of the ordinary shares for 20 trading days in any 30 trading day period equals or exceeds 150 pence.

The Company has not entered into any agreement to restrict the utilisation of any existing or future UK tax losses or allowances.

CAPITAL RESTRUCTURING — REPLACEMENT OF EXISTING PREFERENCE SHARES

On 7 March 2009, the Company also agreed with HM Treasury that the £4,000 million of preference shares HM Treasury holds (together with accrued dividends) will be replaced with new ordinary shares of Lloyds Banking Group plc. Eligible Lloyds Banking Group plc ordinary shareholders will be able to apply to subscribe for approximately £4,000 million of new ordinary shares pro rata to their existing shareholdings at a fixed price of 38.43 pence per share. This represents an 8.5 per cent discount to the closing price on 6 March 2009. These new ordinary shares will be offered to eligible shareholders and new investors on a similar basis as the placing and open offer made in November 2008 (see ‘Major shareholders and related party transactions – Information about the Lloyds Banking Group’s relationship with the UK Government’). The ordinary share offer is fully underwritten by HM Treasury on substantially the same fee basis as the placing and open offer conducted in November 2008. The proceeds of the issue, together with the Group’s existing cash resources, will be used to redeem the £4,000 million of preference shares noted above.

The preference shares will be redeemed at 101 per cent of their issue price. Dividends will continue to accrue on the preference shares until redemption. The redemption of the preference shares held by HM Treasury will remove the annual cost of the preference share dividends of £480 million and will improve the Group’s cash flow and capital position. In addition, upon redemption of the preference shares, the prohibition on payment of ordinary dividends currently in place will be removed. However, it is not the board’s intention to pay a dividend on ordinary shares in 2009.

The new ordinary shares will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

IMPACT OF PREFERENCE SHARE REPLACEMENT AND B SHARE CONVERSION

If eligible shareholders do not take up any entitlement to the ordinary shares to be issued pursuant to the preference share replacement or if other new investors do not acquire them, HM Treasury will own approximately 65 per cent of the ordinary shares of Lloyds Banking Group plc. In addition, in the event of full conversion of the B Shares, if HM Treasury retained all the ordinary shares resulting from such conversion and assuming it still retained all its existing shareholding in Lloyds Banking Group plc, then HM Treasury’s aggregate ordinary shareholding would be 77 per cent. HM Treasury may not exercise its option to convert the B Shares to the extent that by doing so it would hold more than 75 per cent of the ordinary shares in Lloyds Banking Group plc, although this limitation does not apply in the event of mandatory B Share conversion. In no circumstances will HM Treasury be able to exercise more than 75 per cent of the voting rights in Lloyds Banking Group plc.

HM Treasury has confirmed to the board that its objective in increasing its potential holding of ordinary shares in the Group is to provide financial support. In the event that HM Treasury increases its ownership of the ordinary shares, it does not envisage any change to the constructive relationship it currently enjoys with the board.

LENDING

A condition to the participation in the GAPS is the committment by the Company to increase lending by approximately £14,000 million in the twelve months commencing 1 March 2009 to support UK businesses (approximately £11,000 million) and homeowners (approximately £3,000 million) and to maintain in the twelve months commencing 1 March 2010 similar levels of lending as in the twelve months commencing 1 March 2009, subject to adjustment of the lending commitments by agreement with HM Treasury and the Department for Business, Enterprise and Regulatory Reform to reflect circumstances at the start of the twelve month period commencing 1 March 2010. This additional lending in 2009 and 2010 will be subject to the Group’s prevailing commercial terms and conditions (including pricing and risk assessment) and, in relation to mortgage lending, the Group’s standard credit and other acceptance criteria.

This lending commitment is part of the Group’s ongoing support for UK businesses and homeowners. The Group has pledged its support for various UK Government schemes designed to provide additional funding for small businesses. The Group has also published charters for its small business customers making a range of pledges to help firms through the economic downturn, including a pledge to reduce business interest rates in line with the UK base rate.

TERM

While it is intended that the GAPS will apply to the Covered Assets until their maturity, the Group’s participation in the GAPS will be capable of termination by mutual agreement of the Group and HM Treasury.

ONGOING MANAGEMENT OF THE COVERED ASSETS

On accession to the GAPS, Lloyds Banking Group will be required to manage the Covered Assets in accordance with the asset management requirements under the GAPS.

As the GAPS is intended to apply to losses arising before the GAPS comes into operation, the Group has agreed with HM Treasury certain interim arrangements relating to the management of those assets and exposures likely to be part of the GAPS.

BUSINESS

CONDITIONS TO ACCESSION TO GAPS

Participation in the GAPS will depend on the satisfaction of a number of conditions which may not be satisfied, including, among others, the completion of due diligence by (and to the satisfaction of) HM Treasury, the receipt of certain regulatory approvals (including European state aid clearance), the approval of the Company’s board and a majority of the Company’s independent shareholders (that is, shareholders excluding HM Treasury), finalisation of the terms of the GAPS and Lloyds Banking Group’s participation therein and the satisfaction by Lloyds Banking Group of the application criteria and asset criteria (see ‘Risk Factors – Government-related Risks – If Lloyds Banking Group is unable to participate in the GAPS, or the operation of the GAPS fails to have the desired effect on Lloyds Banking Group’s financial and capital position, or the costs of participation outweigh the benefits, this could have a material adverse effect on the Group’s results of operations, financial condition and prospects’ and ‘Risk Factors – Government-related Risks – The aid given by and proposed to be given by HM Treasury to the Group is subject to European state aid review. The outcome of this review is uncertain at this stage and may involve the prohibition of some elements of the aid, the requirement for the Group to repay the aid or the imposition of conditions on the Group that may be significantly adverse to its interests’).

BOARD CHANGE

On 17 March 2009, the Group announced that Jan du Plessis was to become chairman of Rio Tinto plc. He left the Lloyds Banking Group board on 17 April 2009 and was succeeded by Martin Scicluna as chairman of the audit committee.

INTERIM MANAGEMENT STATEMENT

Lloyds Banking Group issued an Interim Management Statement on 7 May 2009, which included the following comments:

KEY HIGHLIGHTS

(Unless otherwise stated, 2009 performance comparisons relate to the equivalent period in 2008 for the enlarged Group’s aggregated continuing businesses).

  The Group has delivered a good revenue performance in the first quarter of 2009 in what remains a difficult period for financial services companies.

  The Group’s net interest margin has reduced as a result of lower deposit margins and higher funding costs offsetting higher asset pricing.

  A strong cost performance has continued to be delivered, resulting in the Group’s costs in the first quarter of 2009 being marginally lower than in the first quarter of 2008.

  Corporate impairment levels are rising significantly, reflecting the continuing deterioration in the macro-economic environment. The vast majority of these higher corporate impairments relate to assets designated for inclusion in the Government Asset Protection Scheme. Write-downs of investment securities have reduced considerably.

  Excellent progress has been made on the integration of the enlarged Group.

  The Group’s intended participation in the Government Asset Protection Scheme will substantially reduce the risk profile of the organisation and significantly strengthen the capital position of the Group.

  As announced in February 2009, we continue to expect the Group to report a loss before tax for 2009, excluding the impact of a credit relating to negative goodwill.

Eric Daniels, Group Chief Executive, commented:

“In extremely challenging market and economic conditions, the Group has made good progress in its first few months. We have delivered a smooth transition to the newly enlarged Lloyds Banking Group and have a clear focus on developing the Group’s core businesses. Over the last few months we have designed and are implementing our new organisational structure, and we have already started to capture significant cost synergies. New management is in place and we have achieved all of our integration goals for the first 100 days of the enlarged Group.

Our intended participation in the Government Asset Protection Scheme, which we announced in March, will substantially reduce the risk profile of the Group’s balance sheet and significantly strengthen our capital position. Whilst we continue to expect difficult economic conditions to prevail over the next year or so, we believe the strengthened Group will be able to comfortably manage through the expected near-term economic downturn and focus on enhancing the Group’s prospects for long-term growth.”

GOOD REVENUE GROWTH IN THE FIRST QUARTER OF 2009

The Group has delivered good revenue growth in the first quarter of 2009 with a good performance in Wholesale, as a result of lower investment write-downs, a more favourable interest and currency rate environment, good transaction volumes in capital markets and strong flows of client driven derivative transactions at improved spreads. The overall Group margin has benefited from higher asset margins but these have been more than offset by the impact of lower deposit margins, reflecting the impact of falling base rates, and higher funding costs as the Group continues to extend its wholesale funding maturity profile. We expect these trends in the Group net interest margin to continue throughout the rest of the year.

In Retail, we have continued to build our current account customer franchise, with some 500,000 new current accounts opened during the first quarter of the year. Whilst lending markets have remained subdued throughout the industry, the Group has continued to increase its estimated market share of net new mortgage lending in the first quarter of the year. Unsecured lending balances have remained broadly flat, again reflecting subdued customer demand. Lower levels of payment protection insurance income, reflecting the impact of last December’s announcement to move to a monthly premium product, and the impact of falling interest rates on deposit margins have led to retail banking revenues being slightly lower than in the first quarter of last year.

New business sales in our life assurance and pensions businesses were 22 per cent lower than in the first quarter of 2008, reflecting extremely challenging market conditions which have led to a general market-wide slowdown in the sale of life, pensions and investment products.

STRONG GROUP COST PERFORMANCE

The Group has an excellent track record in managing its cost base, and has continued to deliver a strong cost performance in the first quarter of 2009, resulting in the Group’s costs being marginally lower than last year. We are already making significant progress in capturing savings from areas such as procurement and over £150 million of cost synergy run-rate savings have already been realised in the first quarter of the year. The Group is confident that it will meet its commitment to deliver cost synergies of greater than £1.5 billion per annum by the end of 2011.

RISING IMPAIRMENT LEVELS

Consistent with the guidance given in February this year, during the first quarter of 2009 we have experienced a significant rise in impairment levels in the Group’s lending portfolios. This largely represents the impact of the further economic deterioration, including the effects of rising unemployment, reduced corporate cash flows, the continuing impact of lower house prices and falls in the value of commercial real estate.

As we have previously announced, we continue to expect retail impairment levels to rise significantly during 2009, in both the secured and unsecured lending portfolios. We expect continuing declines in commercial property prices and reducing levels of corporate cash flows as we anticipate a continuing difficult economic outlook. These factors are now leading us to anticipate further corporate defaults during the rest of the year, notably in the commercial real estate portfolios in the UK and Ireland. In particular, the real estate exposures in the legacy HBOS portfolios are more sensitive to a downturn in the economic environment. As a result, corporate impairments in 2009 are expected to be more than 50 per cent higher than in 2008.

In March, when the Group agreed to enter the Government Asset Protection Scheme, we included those portfolios that we expected would be most sensitive to a downturn in the economic environment. As a result, the vast majority of the corporate assets forecast to give rise to higher impairments are covered by the Group’s intended participation in the Government Asset Protection Scheme. We continue to expect Treasury asset and investment portfolio write-downs to be significantly lower in 2009.

The initial fair value work undertaken on the HBOS lending portfolios acquired earlier in the year took into account an appropriate level of credit risk. Accordingly there will be a partially offsetting credit to the Group’s 2009 income statement, reflecting an accelerated fair value adjustment unwind relating to this credit risk.

IMPROVING CAPITAL RATIOS AND STRONG LIQUIDITY AND FUNDING POSITION

Over the last few months, the Group has completed a number of balance sheet liability management transactions that have generated significant core tier 1 capital by redeeming certain securities at a discount to their balance sheet carrying value. A substantial number of note holders have accepted the various offers made and, as a result, the Group expects a pre-tax profit from these transactions of approximately £1 billion.

The Group has maintained a strong liquidity position and has continued to lengthen the maturity profile of the Group’s wholesale liabilities. During the first quarter of 2009, the percentage of the Group’s wholesale funding with a maturity of over one year continued to rise.

INTENDED PARTICIPATION IN THE GOVERNMENT ASSET PROTECTION SCHEME

As previously announced, the Group’s participation remains subject to further due diligence by HM Treasury and agreement with regard to the detailed operation of the Scheme. Accordingly, discussions and negotiations with HM Treasury to finalise these matters are continuing and are expected to be concluded over the next few months.

The Group’s implementation of the Government Asset Protection Scheme remains subject to obtaining regulatory and European Commission state aid clearance for the Government Asset Protection Scheme as a whole, as well as shareholder approval. An additional state aid approval will be needed from the European Commission for the Group's ongoing participation in the Government Asset Protection Scheme.

Other than the recent developments described in this section the Group is not aware of any significant change since the date of the consolidated financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The results discussed below are not necessarily indicative of Lloyds Banking Group’s results in future periods. Unless expressly indicated, the results discussed in this section as well as the consolidated financial statements of Lloyds Banking Group included herein do not reflect the results of HBOS, which will be consolidated for the first time in 2009 and will therefore impact the comparability of 2009 and future periods with the results discussed below. The following information contains certain forward looking statements. For a discussion of certain cautionary statements relating to forward looking statements, see ‘Forward looking statements’.

The following discussion is based on and should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this annual report. For a discussion of the accounting policies used in the preparation of the consolidated financial statements, see ‘Accounting policies’ in note 2 to the consolidated financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW AND TREND INFORMATION

THE ECONOMY AND THE GROUP’S MARKETS

Coming into 2008, the UK economy had enjoyed 60 consecutive quarters of sustained expansion. Inflation remained very low during that time, helped by globalisation and the emergence of low cost economies as suppliers to the developed world.

Muted global inflation enabled central banks everywhere, including in the UK, to meet inflation objectives whilst maintaining interest rates at very low levels by historical standards. In this environment, UK real household incomes had grown strongly, as had corporate profits, and asset markets had boomed, notably housing. As in the US economy, low interest rates, low inflation, a booming housing market and high real income growth encouraged sustained high levels of consumer spending. Savings rates had fallen to very low levels and household debt had grown faster than income.

The Group had anticipated that this benign environment was unlikely to last, and had as a result positioned its business to avoid riskier parts of the lending market and to focus on the likely longer-term rebound of savings. However, it was unclear what the trigger might be for the change in the economic environment and the readjustment by consumers towards lower borrowing and higher savings.

The initial cause of the readjustment was a gradual rise in interest rates globally as the extremely rapid growth of the newly industrialising economies greatly increased demand for raw materials and sharply higher commodity prices caused inflation to surge. The current financial crisis started in August 2007, with growing evidence that weakness in US sub-prime lending due to higher interest rates was affecting the value of securitised assets held on the balance sheets of financial institutions globally. Although by the start of 2008 this had not affected the global economy materially, the outlook for the global, and UK, economy deteriorated significantly during 2008.

THE ECONOMY IN 2008

At the start of 2008, the consensus view was that the UK economy would grow by around 1.8 per cent on 2007 (source: Consensus Economics Inc). But as consumers’ spending power was squeezed by higher inflation and interest rates, and as consumer and business confidence collapsed, the consensus forecast gradually drifted downwards. The first full year figures for 2008 UK Gross Domestic Product (‘GDP’) growth, released in late January 2009, showed a final annual growth figure of 0.7 per cent, with the second half showing negative growth. The last quarter of 2008 was particularly weak, due in large part to sharply lower manufacturing output, both in the UK and globally, as consumers cut spending on non-essentials, businesses cancelled investments and retailers reduced stocks. To date the slowdown owes more to lower business investment and weaker manufacturing and construction than it does to significant declines in consumer spending.

Graphical representations of the trends in the growth in UK GDP and UK consumer spending since 1985 are shown below.

UK GDP GROWTH	UK CONSUMER SPENDING GROWTH

By the end of 2008, house prices were down 16 per cent on a year earlier, using the Halifax House Price Index. While that decline improved affordability, with the ratio of house prices to average earnings having fallen from a peak of 5.8 in July 2007 to an estimated 4.4 by December 2008, the ratio remained above its long-term average of 4.0. UK household finances are starting to show signs of strain, however compared to the 1990s recession, they do not yet seem to be under the same pressure, perhaps because the preceding consumer boom had not been so strong but also because interest rates have fallen faster and further. The percentage of UK mortgagors reporting payment problems is around half the levels seen in the early 1990s. Although there has been some recent deterioration, other indicators of UK households’ financial distress, such as mortgage arrears and repossessions, are still at relatively low levels compared with the early 1990s. However, in late 2008 UK unemployment levels were rising at a faster rate than at a similar point during the early 1990s, with companies seemingly responding more quickly to worsening economic conditions.

The deterioration of economic prospects globally, combined with the initial impact of the financial crisis, has triggered a period of balance sheet adjustment by banks and other financial services companies, by non-bank companies and by individuals. Spreads in wholesale financial markets, on which many banks rely to fund their lending, widened sharply, with negative consequences for the availability and cost of credit for the broader economy. Balance sheet adjustment and high funding costs could, if left unchecked, make the global downturn even steeper and more damaging. Governments worldwide have responded by expansionary budget policy changes, by injecting capital into banks and by providing guarantees and other forms of support for wholesale funding markets.

Central banks have also responded, by sharply lowering the interest rates they control and by expanding their balance sheets to support financial markets. As a result, by early 2009, spreads in many financial markets had started to shrink, though remaining well above pre-crisis levels.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPACT ON THE GROUP’S MARKETS

During the long upturn that preceded the current recession, consumer and corporate borrowing had grown at a strong pace, boosted by booming asset prices and seemingly low levels of risk. Savings growth had been modest by comparison. The current recession will see a significant change in that pattern, as households and businesses adjust to the new world. The first signs of that change are evident already.

Against the backdrop of a weakening economy, most major UK banking product markets slowed in 2008. With house prices falling throughout 2008, and with some banks withdrawing from mortgage lending, growth slowed. By late 2008, growth in mortgage balances outstanding was down to below 4 per cent, compared to 10 per cent in the previous year, and approvals for new mortgages were around 75 per cent below the level of 2007. However, those banks, like Lloyds TSB Bank, who were still active in the market, were continuing to experience stronger growth due to the withdrawal of other lenders. Unsecured personal lending growth also moderated, although balances outstanding on credit cards grew more strongly, suggesting that financial pressures on households were reducing the number paying off credit card outstandings in full each month.

The slowdown in both mortgages and unsecured lending is due to both demand and supply factors. A worsening economic outlook and falling house prices have depressed consumer confidence and curbed demand for both secured and unsecured borrowing. On the supply side, weak capital and funding positions have caused the withdrawal of some lenders from the market. Combined with increased perception of risk and falling asset values, this has restricted the aggregate supply of credit. However, the relative strength of the Group’s capital and funding position, and its relationship-based approach, has enabled it to continue to grow its lending, thereby increasing its share of new lending.

In commercial and corporate banking markets, lending growth has also slowed. Again this is due to both supply and demand factors. The withdrawal of some banks from active participation in the market has reduced the aggregate supply of credit, and the increased cost of wholesale funding has raised the cost of finance. At the same time, cutbacks in investment – in reaction to a worsening economic outlook – have enabled many companies to cut their financing needs, although the reduced availability of trade credit plus tighter margins has weakened the cash flow of some. Weaker cash flow also helps to explain why corporate deposit growth turned negative in 2008. Shrinking corporate deposits, plus slowing household deposit growth has required those banks still growing their balance sheets to rely more heavily on wholesale funding.

THE OUTLOOK

The slowdown during the second half of 2008 means that the UK economy is now technically in recession (defined as a period of at least two consecutive quarters of negative growth). 2009 is likely to see that recession deepen. Views on 2009 economic prospects have also changed radically during 2008. At the start of 2008, the consensus forecast was that the UK economy would grow by 2 per cent in 2009. By early 2009, the consensus was for a fall of more than 2 per cent.

Against such an economic environment, the Group expects growth in its main markets to slow further during 2009, again driven by a mixture of demand and supply factors. Net mortgage lending may well turn negative in 2009 as house prices continue to fall. Unsecured lending will slow further as consumer spending on non-essentials is reduced. Savings growth will also be slow as pressures on household finances offset a desire to save more in an uncertain environment. Growth in commercial and corporate lending is expected to weaken as companies reduce investment spending further, and corporate deposit growth will remain weak. Given weak deposit growth by both households and firms, banks in aggregate will continue to rely on wholesale markets to fund net new lending. The likely continued high cost of wholesale funding, relative to base rates, will constrain banks’ ability to support the economy through credit growth.

Unemployment will continue to rise, although the extent of that rise is uncertain, depending for instance on how much companies have reacted more quickly on layoffs in this recession than they did in previous recessions. By the end of 2009 the housing market is expected to bottom out as affordability improves further. It is likely that further house price falls in 2009, combined with growth in average earnings, will reduce the ratio of house prices to average earnings to below the long-term average.

Against a backdrop of recession and an ongoing financial crisis, the Group expects 2009 to be another challenging year. Its overall performance in 2009 will be impacted significantly by the acquisition of HBOS which is likely to lead to increased revenues, costs and impairment charges. Revenues will also be affected by factors such as lower margins and the accounting impact of replacing its single premium payment protection insurance product with a new monthly premium product, as well as a general slowdown in the economy. The Group will continue to manage expenses tightly, but, in addition to the ongoing costs of the combined Group, will incur costs in order to realise synergies from the acquisition of HBOS. Excluding the acquisition of HBOS, the Group currently expects retail impairment levels to rise significantly in 2009, largely reflecting the expected increase in unemployment levels in the UK and the impact of further house price falls. Corporate impairment levels are expected to remain at the high levels seen during 2008 and following the acquisition of HBOS are expected in 2009 to be significantly higher than those reported by Lloyds Banking Group in 2008. Overall, before the recognition of negative goodwill, the Group expects to report a loss before tax for 2009.

By 2010, the Group’s scenarios all project the gradual restoration of growth, as growing confidence that the worst is over feeds through into a weak recovery in consumer spending and business investment, lower spreads in financial markets and a levelling off for asset prices. This is expected to be reflected in some strengthening of growth in the Group’s main markets. There can be no assurance, however, that the Group’s growth scenarios for 2010 will prove accurate.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

The accounting policies that are deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, are discussed in note 3 to the consolidated financial statements.

FUTURE ACCOUNTING DEVELOPMENTS

Future developments in relation to the Group’s IFRS reporting are discussed in note 51 to the consolidated financial statements.

RESULTS OF OPERATIONS – 2008, 2007 AND 2006

SUMMARY

	2008 £m	2007 £m	2006 £m

Net interest income	7,718	6,099	5,329
Other income	(705)	12,129	14,344

Total income	7,013	18,228	19,673
Insurance claims	2,859	(7,522)	(8,569)

Total income, net of insurance claims	9,872	10,706	11,104
Operating expenses	(6,053)	(5,567)	(5,301)

Trading surplus	3,819	5,139	5,803
Impairment	(3,012)	(1,796)	(1,555)
Profit on sale and closure of businesses	—	657	—

Profit before tax	807	4,000	4,248
Taxation	38	(679)	(1,341)

Profit for the year	845	3,321	2,907

Profit attributable to minority interests	26	32	104
Profit attributable to equity shareholders	819	3,289	2,803

Profit for the year	845	3,321	2,907

Economic profit[1]	(172)	2,238	1,855

1

The Group defines economic profit as the earnings on the equity invested in the business less a notional charge for the cost of the equity invested in that business. See ‘Operating and financial review and prospects – Economic profit’.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2008 COMPARED WITH 2007

The Group’s profit before tax in 2008 was £3,193 million, or 80 per cent, lower at £807 million compared to £4,000 million in 2007. Profit attributable to equity shareholders was £2,470 million, or 75 per cent, lower at £819 million compared to £3,289 million in 2007. Earnings per share were 44.0p, or 75 per cent, lower at 14.3p compared to 58.3p in 2007.

Net interest income increased by £1,619 million, or 27 per cent, to £7,718 million in 2008 from £6,099 million in 2007. Average interest-earning assets increased by £34,167 million, or 14 per cent, to £282,400 million in 2008 from £248,233 million in 2007, excluding the fine margin reverse repurchase agreement assets (instruments held for funding and liquidity purposes which are efficient in terms of regulatory capital requirements and on which, as a consequence, small interest margins are earned). The increase in average interest-earning assets consisted principally of an £8,652 million, or 9 per cent, rise in average retail mortgages and a £7,331 million, or 18 per cent, rise in corporate lending balances.

The net interest margin was 30 basis points higher at 2.63 per cent, or 27 basis points higher at 2.73 per cent excluding the fine margin reverse repurchase agreement assets. The increase in net interest margin largely reflects an improvement in margins on the unsecured lending products within UK Retail Banking, in Asset Finance and in Corporate Markets, partially offset by a deterioration in Commercial Banking margins as a result of an increase in the proportion of secured, lower margin lending; the margin within UK Retail Banking increased by 9 basis points and the margin within Wholesale and International Banking, excluding the fine margin reverse repurchase agreement balances, was 27 basis points higher.

Other income was a net expense of £705 million compared with net income of £12,129 million in 2007. The decrease of £12,834 million principally resulted from a decrease of £12,309 million in net trading income, with smaller decreases in net fee and commission income, of £87 million, other operating income, of £420 million, and insurance premium income, of £18 million. The reduction in net trading income principally arose in the Group’s insurance businesses and arose from the losses on policyholder investments; this decrease was broadly matched by a reduction in the insurance claims expense and on other lines within the income statement. Net trading income in Corporate Markets was also adversely affected by the impact of the continued market turmoil in 2008. Fees and commissions receivable were £7 million higher at £3,231 million compared to £3,224 million in 2007; increases in fees from corporate banking and card services were largely offset by a reduction in fees from insurance broking and as a result of disposals in 2007. Fees and commissions payable were £94 million, or 16 per cent, higher at £694 million compared to £600 million in 2007 as a result of increases in fees payable related to added-value account packages and cards, in both cases as a result of increased business volumes. Other operating income was £420 million, or 44 per cent, lower at £532 million compared with £952 million in 2007. The majority of this reduction resulted from the deterioration of the value of in-force asset in the insurance business.

The insurance claims expense was a credit of £2,859 million in 2008 compared with an expense of £7,522 million in 2007. The negative returns in 2008 on policyholder investments in the long-term insurance business have led to a reduction in insurance related liabilities and a credit to the insurance claims expense. The charge in respect of general insurance was £109 million, or 36 per cent, lower at £193 million in 2008 compared to £302 million in 2007, principally reflecting the absence in 2008 of the severe weather related claims experienced in 2007.

Operating expenses were £486 million, or 9 per cent, higher at £6,053 million compared to £5,567 million in 2007. Operating expenses in 2008 included provisions in respect of certain historic US dollar payments and in respect of a Financial Services Compensation Scheme levy of £180 million and £122 million, respectively, and operating expenses in 2007 included £76 million in respect of the settlement of overdraft claims (see ‘Operating expenses’ for more detail on these items). Staff costs were £27 million, or 1 per cent, higher at £2,931 million compared with £2,904 million in 2007. Salaries were £56 million higher at £2,183 million as the decrease in costs resulting from the sale of businesses in 2007 was more than offset by annual pay awards. Social security and pension and other post-retirement costs were broadly flat at £411 million in 2008 compared with £405 million in 2007. Other staff costs were £35 million, or 9 per cent, lower at £337 million in 2008; a further increase in agency staff costs (used to cover project work) has been more than offset by a decrease in redundancy costs as the level of particular restructuring initiatives seen in 2007 has not been repeated in 2008. Excluding the provisions in respect of certain historic US dollar payments and in respect of the Financial Services Compensation Scheme levy in 2008 and the settlement of overdraft claims in 2007, other administrative expenses increased £77 million, or 4 per cent, to £2,034 million in 2008 from £1,957 million in 2007.

The impairment charge in the income statement was £1,216 million, or 68 per cent, higher at £3,012 million in 2008 compared with £1,796 million in 2007. The 2008 charge comprised a charge of £2,876 million, compared to £1,721 million in 2007, in respect of impairment losses on loans and advances, a charge of £130 million, compared to £70 million in 2007, in respect of the impairment of available-for-sale financial assets and a charge of £6 million, compared to £5 million in 2007, relating to other credit risk provisions. In UK Retail Banking the charge increased by £248 million, or 20 per cent, to £1,472 million from £1,224 million in 2007; for personal loans and overdrafts the charge increased by £100 million and the charge in respect of mortgages increased by £149 million. The impairment charge as a percentage of average lending was higher at 1.22 per cent compared to 1.10 per cent in 2007. In Wholesale and International Banking the charge in respect of impairment losses on loans and advances increased by £905 million, or 182 per cent, to £1,402 million from £497 million in 2007, reflecting the economic slowdown in the UK and the impact of a number of high profile financial services company collapses. Overall, the Group’s charge in respect of impairment losses on loans and advances expressed as a percentage of average lending increased to 1.24 per cent compared to 0.84 per cent in 2007.

In 2007, a profit of £657 million arose on the sale of businesses, principally Abbey Life, a life assurance company, and Lloyds TSB Registrars, the company registration business of the Group.

In 2008, the Group recorded a tax credit of £38 million compared to a tax charge of £679 million in 2007. The tax credit arose as a result of the tax credits attributable to UK life insurance policyholders and the Group’s interests in Open Ended Investment Companies (‘OEICs’), which are required to be included within the income tax expense.

At the end of 2008, the total capital ratio was 11.2 per cent compared with 11.0 per cent at the end of 2007. Risk-weighted assets increased by £27,923 million, or 20 per cent; the increase in UK Retail Banking was £4,817 million, or 11 per cent, and in Wholesale and International Banking was £22,821 million, or 25 per cent. Total assets increased by £82,687 million, or 23 per cent, principally as a result of increases in loans and advances to customers, available-for-sale financial assets and derivatives.

The increase in loans and advances to customers and available-for-sale financial assets was in part caused by the strengthening of the US dollar against the pound sterling.

In accordance with the amendment to IAS 39, the Group reviewed the categorisation of its assets classified as held for trading and available-for-sale financial assets. On the basis that there was no longer an active market for some of those assets, which are therefore more appropriately managed as loans, the Group reclassified £2,993 million of assets classified as held for trading (measured at fair value through profit or loss immediately prior to reclassification) to loans and advances with effect from 1 July 2008 and £437 million of assets classified as available-for-sale financial assets (measured at fair value through equity) to loans and advances with effect from 1 November 2008. If the reclassifications had not been made, the Group’s income statement for 2008 would have included unrealised fair value losses on the reclassified trading assets of £347 million and an additional impairment charge of £209 million in respect of available-for-sale financial assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2007 COMPARED WITH 2006

The Group’s profit before tax in 2007 was £248 million, or 6 per cent, lower at £4,000 million compared to £4,248 million in 2006. Profit attributable to equity shareholders was £486 million, or 17 per cent, higher at £3,289 million compared to £2,803 million in 2006. Earnings per share were 8.4p, or 17 per cent, higher at 58.3p compared to 49.9p in 2006.

Net interest income was £770 million, or 14 per cent, higher at £6,099 million compared to £5,329 million in 2006, in part reflecting higher levels of policyholder related net interest income within the insurance businesses. Average interest-earning assets were £19,773 million higher, or £21,243 million higher excluding the fine margin reverse repurchase agreement assets; this reflects continued growth in mortgage lending and in corporate, treasury and structured finance balances. The net interest margin was 13 basis points higher at 2.33 per cent, or 11 basis points higher at 2.46 per cent excluding the fine margin reverse repurchase agreement assets. The increase in net interest margin largely reflects the higher level of policyholder related net interest income; the margin within UK Retail Banking fell by 12 basis points, as a result of the continuing change in mix towards finer margin mortgage balances, and the margin within Wholesale and International Banking, excluding the fine margin reverse repurchase agreement balances, was 2 basis points lower.

Other income was £2,215 million, or 15 per cent, lower at £12,129 million compared to £14,344 million in 2006. Fees and commissions receivable were £108 million, or 3 per cent, higher at £3,224 million compared to £3,116 million in 2006, mainly due to growth in UK current account fees and card fees. Fees and commissions payable were £38 million, or 6 per cent, lower at £600 million compared to £638 million in 2006, with the reduction arising in the insurance businesses. Net trading income was £3,218 million, or 51 per cent, lower at £3,123 million compared to £6,341 million in 2006, this movement is largely due to reductions in the gains on policyholder investments in the insurance businesses, which is broadly matched by reductions in the insurance claims expense and on other lines within the income statement, together with the impact of the market turmoil in the second half of 2007. Insurance premium income was £711 million, or 15 per cent, higher at £5,430 million compared to £4,719 million in 2006, reflecting growth in the life and pensions business, in part due to the success of a new corporate pensions product. Other operating income was £146 million, or 18 per cent, higher at £952 million compared to £806 million in 2006.

The insurance claims expense of £7,522 million was £1,047 million, or 12 per cent, lower than £8,569 million in 2006. The charge in respect of the life and pensions business was £1,149 million, or 14 per cent, lower at £7,220 million in 2007 compared to £8,369 million in 2006. The reduced returns in 2007 on policyholder investments in the long-term insurance business have led to a related reduction in amounts allocated to policyholders via the insurance claims expense. The impact of these lower allocations was partly offset by the releases from actuarial reserves in 2006 following FSA rule changes in that year. The charge in respect of general insurance was £102 million, or 51 per cent, higher at £302 million in 2007 compared to £200 million in 2006 as a result of increased weather related claims following severe flooding in the UK in June and July of 2007.

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

The impairment charge in the income statement was £241 million, or 15 per cent, higher at £1,796 million in 2007 compared to £1,555 million in 2006; this comprised a charge of £1,721 million (2006: £1,560 million) in respect of impairment losses on loans and advances, a charge of £70 million (2006: £nil) in respect of the impairment of available-for-sale financial assets and a charge of £5 million (2006: a credit of £5 million) in respect of other credit risk provisions. In UK Retail Banking the charge reduced by £14 million, or 1 per cent, to £1,224 million from £1,238 million in 2006; for personal loans and overdrafts the charge reduced by £61 million following favourable collections experience and improved quality in new business, however the charge for the credit card portfolio increased by £37 million following a higher level of write-offs and lower recoveries. In Wholesale and International Banking the charge in respect of impairment losses on loans and advances increased by £184 million as a result of, in 2007, significant new charges for certain Corporate customers and a charge of £28 million in the leasing business resulting from the change in the UK corporation tax rate, and, in 2006, a greater level of releases and recoveries. Overall, the Group’s charge in respect of impairment losses on loans and advances expressed as a percentage of average lending increased to 0.84 per cent compared to 0.83 per cent in 2006. In addition, a charge of £70 million in 2007 (2006: £nil) arose in respect of the impairment of available-for-sale financial assets.

In 2007, a profit of £657 million arose on the sale of businesses, principally Abbey Life, a life assurance company, and Lloyds TSB Registrars, the company registration business of Lloyds TSB Bank plc.

The tax charge, at £679 million, was £662 million lower than £1,341 million in 2006; this particularly reflects fluctuations in the level of tax attributable to UK life insurance policyholder earnings and the Group’s interests in OEICs, which is required to be included within the income tax expense, the fact that no tax charge has arisen on the substantial profits on disposal of businesses in 2007 and the impact of the 2007 Finance Act reduction in the corporation tax rate which has led to a credit to the Group’s tax charge in 2007 of £110 million.

At the end of 2007, the total capital ratio was 11.0 per cent. Risk-weighted assets (calculated according to Basel I requirements) increased by £15,928 million, or 10 per cent, from £156,043 million at 31 December 2006 to £171,971 million at the end of 2007, reflecting growth in mortgage balances and within the Corporate Markets business. Total assets increased by £9,748 million, or 3 per cent, to £353,346 million at 31 December 2007 from £343,598 million at the end of 2006 as growth in lending was, in part, offset by reductions in investment balances following the disposal of Abbey Life. Customer deposits increased by £17,213 million, or 12 per cent, to £156,555 million at the end of 2007 compared to £139,342 million at the end of 2006; this follows growth in current account credit balances and savings balances as well as in corporate deposits.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

NET INTEREST INCOME

	2008	2007	2006

Net interest income £m	7,718	6,099	5,329
Average interest-earning assets £m	293,967	262,144	242,371
Average rates:
– Gross yield on interest-earning assets%[1]	5.98	6.44	5.82
– Interest spread%[2]	2.37	2.20	2.00
– Net interest margin%[3]	2.63	2.33	2.20
Margin excluding average balances held under reverse repurchase agreements[4]:
– Net interest income £m	7,718	6,099	5,329
– Average interest-earning assets £m	282,400	248,233	226,990
– Net interest margin%	2.73	2.46	2.35

[1]	Gross yield is the rate of interest earned on average interest-earning assets.

[2]	Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

[3]

The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

[4]

Comparisons of net interest income and margins are impacted by the holdings of fine margin reverse repurchase agreements. To improve comparability, figures are also shown excluding average balances held under reverse repurchase agreements (2008: £11,567 million; 2007: £13,911 million; 2006: £15,381 million).

2008 COMPARED TO 2007

Net interest income increased by £1,619 million, or 27 per cent, to £7,718 million in 2008 compared to £6,099 million in 2007. Within Insurance and Investments, net interest income was £235 million, or 65 per cent, higher as a result of a further decrease in the amounts payable to unitholders in those OEICs included in the consolidated results of the Group; since these are policyholder items there is no impact on profit attributable to shareholders. For the rest of the Group, net interest income increased by £1,384 million, or 24 per cent, to £7,120 million in 2008 compared to £5,736 million in 2007. This increase arose as a result of both asset growth and an improvement in margins.

Average interest-earning assets were £31,823 million, or 12 per cent, higher at £293,967 million in 2008 compared to £262,144 million in 2007. Excluding the fine margin reverse repurchase agreement assets held for liquidity purposes, average interest-earning assets were £34,167 million, or 14 per cent, higher at £282,400 million in 2008 compared to £248,233 million in 2007. Average interest-earning assets in UK Retail Banking were £9,234 million higher; average mortgage balances were £8,652 million higher, reflecting the Group’s significantly increased share of net new mortgage lending, albeit in a reduced total market; and average balances on personal loans and overdrafts were £854 million higher although there was a small reduction in average credit card outstandings. Average interest-earning assets within the Insurance and Investments businesses, which include the mortgage book within Scottish Widows Bank, were £72 million lower; an increase of £722 million in the average mortgage balances was more than offset by a fall in deposit balances held by the consolidated funds. Within Wholesale and International Banking, average interest-earning assets increased by £22,547 million, or £24,891 million excluding the fine margin reverse repurchase agreement balances. Average balances within Corporate Markets, excluding the reverse repurchase agreement balances, were £19,333 million higher as the business improved levels of customer retention and continuing new business opportunities resulted in further growth in corporate lending and there was further balance growth in the lower margin treasury and structured finance areas. Further expansion of the Group’s lending to smaller businesses led to a £2,819 million increase in average balances in Commercial Banking, and International Banking average balances were £2,907 million higher (in part reflecting exchange rate movements) although average balances within Asset Finance fell slightly.

The Group’s net interest margin increased by 30 basis points to 2.63 per cent in 2008, compared to 2.33 per cent in 2007; if the average balances held under reverse repurchase agreements are excluded from both years, the margin in 2008 was 27 basis points higher at 2.73 per cent compared to 2.46 per cent in 2007. Within Insurance and Investments, the net interest income consolidated in respect of policyholder items was £190 million higher in 2008, as a result of the £229 million reduction in the amounts payable to unitholders in those OEICs included in the Group’s results; this increase contributed some 7 basis points to the increase in the Group’s net interest margin, excluding average balances held under reverse repurchase agreements. The net interest margin in UK Retail Banking was 9 basis points higher than in 2007, reflecting improved key product margins, particularly in unsecured personal lending and new mortgages. The margin within Wholesale and International Banking, excluding the fine margin reverse repurchase agreement balances, was 27 basis points higher. Margins continued to fall in Commercial Banking, as a result of a further change in mix towards secured, but lower margin, lending but there were improved margins in Asset Finance and within Corporate Markets. The improvement in margins in Corporate Markets reflected improvements in pricing of new lending and the benefit of favourable funding opportunities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2007 COMPARED TO 2006

Net interest income increased by £770 million, or 14 per cent, to £6,099 million in 2007 compared to £5,329 million in 2006. Within the Insurance and Investments businesses, net interest income was higher as a result of a decrease in the amounts payable to unitholders in those OEICs included in the consolidated results of the Group. For the rest of the Group, net interest income increased by £321 million, or 6 per cent, to £5,736 million in 2007 compared to £5,415 million in 2006. This increase arose principally as a result of asset growth, partially offset by lower margins as a result of tighter underwriting criteria, competitive pressures and an increase in funding costs.

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

The Group’s net interest margin increased by 13 basis points to 2.33 per cent in 2007, compared to 2.20 per cent in 2006; if the average balances held under reverse repurchase agreements are excluded from both years, the margin in 2007 was 11 basis points higher at 2.46 per cent compared to 2.35 per cent in 2006. Within Insurance and Investments, the net interest income consolidated in respect of policyholder items was £383 million higher in 2007, in part due to a £229 million reduction in the amounts payable to unitholders in those OEICs included in the Group’s results; this increase contributed some 15 basis points to the increase in the Group’s net interest margin. The net interest margin in UK Retail Banking was 12 basis points lower as a result the adverse mix effect of growth in finer margin mortgages whilst the wider margin unsecured personal lending has been largely flat; product margins on a year-on-year basis fell slightly reflecting competitive pressures in the mortgage business which more than offset an increase in retail savings margins. The margin within Wholesale and International Banking, excluding the fine margin reverse repurchase agreement balances, was 2 basis points lower. Margins fell within Commercial Banking, as a result of growth being experienced in the more competitive, lower margin lending products, and in Asset Finance, as tightened underwriting criteria have led to better quality but lower margin lending, although margins within Corporate Markets improved, in part as a result of changes in funding arrangements.

OTHER INCOME

	2008 £m	2007 £m	2006 £m

Fee and commission income:

– UK current account fees	707	693	652
– Other UK fees and commissions	1,241	1,215	1,210
– Insurance broking	549	648	629
– Card services	581	536	493
– International fees and commissions	153	132	132

	3,231	3,224	3,116
Fee and commission expense	(694)	(600)	(638)

Net fee and commission income	2,537	2,624	2,478
Net trading income	(9,186)	3,123	6,341
Insurance premium income	5,412	5,430	4,719
Other operating income	532	952	806

Total other income	(705)	12,129	14,344

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2008 COMPARED TO 2007

Other income was £12,834 million lower at a net loss of £705 million in 2008 compared to income of £12,129 million in 2007.

Fee and commission income was £7 million higher at £3,231 million in 2008 compared to £3,224 million in 2007. UK current account fees were £14 million higher reflecting growth in the numbers of higher-fee earning accounts during 2008. Insurance broking income was £99 million lower, driven by a sharp decrease in creditor insurance income as a side-effect of the reduced availability of consumer credit. Card fees were £45 million higher; merchant service charges were higher due to continuing growth in the merchant base and interchange income was £25 million higher as a result of increased levels of card usage. Other UK fees and commissions were £26 million higher at £1,241 million; continuing increases in factoring fees, corporate banking fees and asset management fees (in part due to the contracts entered into for the ongoing management of Abbey Life funds subsequent to disposal of that business in 2007) have offset the reductions in fees following the sale of Lloyds TSB Registrars and other businesses in 2007. International fees and commissions were £21 million higher at £153 million; there have been increased levels of business in the overseas corporate banking units.

Fee and commission expense was £94 million, or 16 per cent, higher at £694 million compared to £600 million in 2007. There have been increases in fees payable related to added-value account packages, in line with growth in the product, and higher levels of card fees payable as a result of the increased business volumes during 2008. There have also been increased levels of fees payable in respect of the Group’s fund management activities and within its treasury operations.

Net trading income was £12,309 million lower at a loss of £9,186 million compared to income of £3,123 million in 2007. Of this decrease £10,917 million arose in the insurance businesses and represents reductions in the value of policyholder investments that are required to be reported gross in the income statement; the period-on-period decrease is largely matched by a compensating movement within the insurance claims figure which has moved by £10,381 million from a charge of £7,522 million in 2007 to a credit of £2,859 million in 2008. The remainder of the decrease, £1,392 million, arose within the banking businesses. Like many other financial institutions, the Group’s Corporate Markets business has been significantly affected by the ongoing impact of market dislocation; this has led to a charge within trading income of £956 million, compared to a charge of £188 million in 2007. The market dislocation losses largely reflect the impact of continuing mark-to-market adjustments in certain legacy trading portfolios, resulting from the marketwide repricing of liquidity and credit, together with the write-down of a number of asset-backed securities.

Insurance premium income was £18 million lower at £5,412 million compared to £5,430 million in 2007, with life and pensions premiums being £39 million lower at £4,800 million and general insurance premiums £21 million higher at £612 million. The small reduction in life and pensions premiums reflects the impact of the sale of Abbey Life (which accounted for £232 million of the premiums in 2007) and a decrease of £44 million in annuity premiums largely offset by growth in other life and pensions products within the Scottish Widows business. The increase in non-life insurance premiums is due to growth in home insurance income more than offsetting a volume-related decrease in respect of creditor products.

Other operating income was £420 million, or 44 per cent, lower at £532 million compared to £952 million in 2007. The movement in value of in-force business was a reduction of £325 million compared to a reduction of £93 million in 2007, as an improvement in new business income was more than offset by lower income from existing business principally reflecting the adverse effect of changes made to the economic assumptions used to calculate the value of in-force business included in the balance sheet and the impact of weaker investment markets. There was a reduction of £1 million in operating lease rental income and a reduction of £49 million in car dealership income following the sale of the Dutton Forshaw business in 2007 as well as reductions in other non-fee income.

2007 COMPARED TO 2006

Other income was £2,215 million, or 15 per cent, lower at £12,129 million compared to £14,344 million in 2006.

Fee and commission income was £108 million, or 3 per cent, higher at £3,224 million compared to £3,116 million in 2006. UK current account fees were £41 million higher reflecting growth in added-value account fees partly offset by a reduction in returned cheque fees. Insurance broking income was £19 million higher, driven by improved creditor performance as a result of higher loan protection volumes across the branch network. Card fees were £43 million higher; merchant service charges were higher as a result of growth in the merchant base and interchange income was £20 million higher, in part due to the success of the new Airmiles Duo card. Other UK fees and commissions were £5 million higher at £1,215 million; increases in unit trust and asset management fees, factoring fees and corporate banking fees being largely offset by reduced levels of company registration fees (following the sale of Lloyds TSB Registrars) and other fees. International fees and commissions were unchanged at £132 million.

Fee and commission expense was £38 million, or 6 per cent, lower at £600 million. Increases in account fees and card fees (as a result of business volumes) were more than offset by reductions in fees payable within the insurance businesses.

Net trading income was £3,218 million lower at £3,123 million; £2,411 million lower at £3,570 million excluding volatility. The majority of this decrease arises in the insurance businesses and represents reductions in the gains on policyholder investments that are required to be reported gross in the income statement; the period-on-period decrease is largely matched by a compensating movement within the insurance claims figure. Trading income within the banking businesses was also impacted by the turmoil in global financial markets in the second half of 2007 which led to a reduction of £188 million, this reflected the market wide repricing of instruments for credit and liquidity risks, including those asset-backed securities carried in the Group’s trading portfolio.

Insurance premium income was £711 million, or 15 per cent, higher at £5,430 million compared to £4,719 million in 2006, with life and pensions premiums being £720 million higher at £4,839 million and general insurance premiums £9 million lower at £591 million. The increase in life and pensions premiums reflects higher single and regular premiums for the pensions business (including the new corporate pension product) plus the launch of a new protection product.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING EXPENSES

	2008 £m	2007 £m	2006 £m

Administrative expenses:
Staff:
– Salaries	2,183	2,127	2,117
– National insurance	176	167	161
– Pensions, net of pension schemes related credit†	235	238	165
– Other staff costs	337	372	298
	2,931	2,904	2,741
Premises and equipment:
– Rent and rates	318	304	310
– Hire of equipment	16	16	15
– Repairs and maintenance	151	154	165
– Other	165	145	149
	650	619	639
Other expenses:
– Communications and external data processing	455	462	499
– Advertising and promotion	194	192	184
– Professional fees	229	279	231
– Provision in respect of certain historic US dollar payments	180	—	—
– Provision for Financial Services Compensation Scheme levy	122	—	—
– Settlement of overdraft claims	—	76	—
– Other	506	405	388
	1,686	1,414	1,302

Administrative expenses	5,267	4,937	4,682
Depreciation of tangible fixed assets	648	594	602
Amortisation of intangible assets	38	36	17
Impairment of goodwill	100	—	—

Total operating expenses	6,053	5,567	5,301

Cost: income ratio (%)*	61.3	52.0	47.7

†

Following changes in age discrimination legislation in the United Kingdom in 2006, the Group ceased to augment the pension entitlement of employees taking early retirement. This change resulted in a credit to the income statement in 2006 of £128 million (2008: £nil; 2007: £nil).

*	Total operating expenses divided by total income, net of insurance claims.

2008 COMPARED TO 2007

Operating expenses were £486 million, or 9 per cent, higher at £6,053 million in 2008 compared to £5,567 million in 2007. Operating expenses in both 2008 and 2007 were, however, impacted by a number of individually significant items. In January 2009, the Group announced that it had reached a settlement with both the US Department of Justice and the New York County District Attorney’s Office in relation to a previously disclosed investigation involving those agencies into certain historic US dollar payment practices; the Group had provided £180 million in respect of this matter in its 2008 results. The arrangements put in place to protect the depositors of Bradford & Bingley and other failed deposit taking institutions involving the Financial Services Compensation Scheme (‘FSCS’) will result in a significant increase in the levies made by the FSCS on the industry. The Group has made a provision of £122 million in respect of its current obligation for the estimated interest cost on the FSCS borrowings. For further information on both items see note 48 to the consolidated financial statements. During 2008, the basis of goodwill allocation in parts of the Asset Finance business has been changed to treat the consumer finance business as a single cash generating unit encompassing the motor and personal finance operations which provide direct and point of sale finance. The markets in which this unit operates have been affected by the UK economic downturn, which has been characterised by falling demand and increasing arrears at this point of the cycle. This, together with uncertainties over the likely short-term macroeconomic environment, resulted in a reassessment of the carrying value of the consumer finance cash generating unit and the recognition of a goodwill impairment charge of £100 million in 2008. For further information see note 23 to the consolidated financial statements. The 2007 results included a charge of £76 million relating to the settlement of overdraft claims during the year, together with related costs. If the provision in respect of certain historic US dollar payments, the provision for the Financial Services Compensation Scheme levy and the impairment of goodwill in 2008 and the settlement of overdraft claims in 2007, are excluded, underlying operating expenses were £160 million, or 3 per cent, higher at £5,651 million in 2008 compared to £5,491 million in 2007, for the following reasons.

Staff costs were £27 million, or 1 per cent, higher at £2,931 million in 2008 compared to £2,904 million in 2007. Salaries were £56 million, or 3 per cent, higher at £2,183 million. There was a small increase in staff numbers which, together with the effect of the annual pay awards, more than offset staff reductions following the sale of businesses during 2007. National insurance costs were £9 million, or 5 per cent, higher at £176 million compared to £167 million in 2007. Pension costs were £3 million, or 1 per cent, lower at £235 million compared to £238 million in 2007; this small reduction arises because an £8 million increase in the cost of contributions to defined contribution pension schemes (which cover all eligible new employees) has been more than offset by an £11 million reduction in the charge in respect of defined benefit schemes (following further increases in asset values

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

and expected returns at the end of 2007). Other staff costs were £35 million, or 9 per cent, lower at £337 million compared to £372 million in 2007; a further increase in costs for agency staff (used to cover project work), has been more than offset by a decrease in redundancy costs as the level of particular restructuring initiatives seen in 2007 has not been repeated in 2008.

Premises and equipment costs were £31 million, or 5 per cent, higher at £650 million in 2008 compared to £619 million in 2007. Rent and rates were £14 million higher, as a result of rent reviews and some new properties taken on. Hire of equipment was unchanged at £16 million and repairs and maintenance costs were £3 million lower at £151 million. Other premises and equipment costs were £20 million higher at £165 million, compared to £145 million in 2007, following an increase in losses on disposal of equipment due to the downturn in the used car market and a lower level of profits on disposal of premises as the number of particular transactions in 2007 was not repeated in 2008; there were also increases in premises management charges.

Other costs were £272 million, or 19 per cent, higher at £1,686 million in 2008 compared to £1,414 million in 2007, although excluding the £180 million provision in respect of certain historic US dollar payments and the £122 million provision for the Financial Services Compensation Scheme levy in 2008 and the charge of £76 million in respect of the settlement of overdraft claims in 2007, other costs in 2008 were £46 million, or 3 per cent, higher at £1,384 million compared to £1,338 million in 2007, for the following reasons.

Other costs were £101 million, or 25 per cent, higher at £506 million compared to £405 million in 2007; this increase reflects increased levels of operational losses, partly due to adverse fraud experience, higher insurance costs as a result of a review of the level of insurance cover held at the end of 2007, a further increase in the charge in respect of deferred acquisition costs in the insurance businesses, in part due to restructuring of certain insurance products, and a general increase in miscellaneous expenditure. Advertising and promotion costs were £2 million, or 1 per cent, higher at £194 million compared to £192 million in 2007, as a further increase in expenditure relating to the Group’s sponsorship of the London 2012 Olympics and higher levels of advertising in relation to Corporate business were partly offset by the non-repetition of particular campaigns from 2007. Professional fees were £50 million, or 18 per cent, lower at £229 million compared to £279 million in 2007 as these costs in 2007 included significant expenditure on a number of projects including the transfer of the mortgage lending and deposits of Lloyds TSB Bank plc’s subsidiary, Cheltenham & Gloucester plc, into Lloyds TSB Bank plc, and further mortgage securitisations. Communications and external data processing costs were £7 million, or 2 per cent, lower at £455 million compared to £462 million in 2007 as underlying increases in software and telecommunications charges were more than offset by the effect of the businesses sold in 2007, particularly the company registration business.

Depreciation and amortisation was £56 million, or 9 per cent, higher at £686 million compared to £630 million in 2007. There was a £44 million increase in the charge in respect of operating lease assets, reflecting a change in mix of the portfolio towards shorter lived assets, such as motor vehicles, and an increased charge following a review of aircraft residual values. There was a £12 million increase in depreciation of own-use assets, reflecting the recent increased levels of capital expenditure, partly in relation to software.

The cost: income ratio was 61.3 per cent in 2008 compared to 52.0 per cent in 2007.

2007 COMPARED TO 2006

Operating expenses were £266 million, or 5 per cent, higher at £5,567 million compared to £5,301 million in 2006. Operating expenses in 2007 and 2006 were, however, particularly impacted by two items. The 2007 results included a charge of £76 million relating to the settlement of overdraft claims during the year, together with related costs. In 2006, there was a credit to pension costs of £128 million because, following changes in age discrimination legislation, the Group took the decision to cease to augment the pension entitlement of employees taking early retirement. If both the settlement of overdraft claims in 2007 and the pension credit in 2006 are excluded, operating expenses were £62 million, or 1 per cent, higher at £5,491 million in 2007 compared to £5,429 million in 2006.

Staff costs were £163 million, or 6 per cent, higher at £2,904 million. However, excluding the £128 million pension schemes related credit from 2006, staff costs were £35 million, or 1 per cent, higher. Salaries were £10 million higher at £2,127 million; the decrease in costs resulting from the sale of businesses during 2007 and ongoing reductions in staff numbers having been more than offset by annual pay awards and increased bonus and incentive costs. National insurance costs were £6 million, or 4 per cent, higher at £167 million compared to £161 million in 2006. Pension costs were £73 million, or 44 per cent, higher at £238 million compared to £165 million in 2006. Excluding the one-off credit of £128 million from 2006, pension costs in 2007 were £55 million, or 19 per cent, lower than the underlying charge in 2006; this reduction reflected a £55 million reduction in the IAS 19 regular cost resulting from improved asset values at the end of 2006 and increased rates of return in 2007. A small reduction in past service costs was offset by a £7 million increase in defined contribution costs. Other staff costs were £74 million, or 25 per cent, higher at £372 million compared to £298 million in 2006; an increase in costs for agency staff (used to cover specific project work), was combined with a small increase in training costs, an increase in redundancy costs (due to various restructuring initiatives) and general increases in other staff related expenditure.

Premises and equipment costs were £20 million, or 3 per cent, lower at £619 million in 2007 compared to £639 million in 2006. Repairs and maintenance expenditure was £11 million lower in 2007, due to savings on renegotiation of various contracts; other premises and equipment costs were £4 million lower and there was a small reduction in rental costs.

Other costs were £112 million, or 9 per cent, higher at £1,414 million, although excluding the charge of £76 million in respect of the settlement of overdraft claims other costs in 2007 were £36 million, or 3 per cent, higher at £1,338 million. Communications and external data processing costs were £37 million, or 7 per cent, lower at £462 million compared to £499 million in 2006 as a result of efficiency initiatives, successful contract renegotiation and supplier rationalisation. Advertising and promotion costs were £8 million, or 4 per cent, higher at £192 million compared to £184 million in 2006, in part due to increased expenditure relating to the Group’s sponsorship of the London 2012 Olympics. Professional fees were £48 million, or 21 per cent, higher at £279 million compared to £231 million in 2006 due to significant expenditure on a number of projects including the transfer of the mortgage lending and deposits of Lloyds TSB Bank plc’s subsidiary, Cheltenham & Gloucester plc, into Lloyds TSB Bank plc, and further mortgage securitisations. Other costs were £17 million, or 4 per cent, higher at £405 million compared to £388 million in 2006 as an increase in the charge in respect of deferred acquisition costs in the insurance businesses, reflecting a change in mix of new business and the impact of changes in assumptions, was only partly offset by reductions in stationery and other costs.

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

The cost: income ratio was 52.0 per cent in 2007 compared to 47.7 per cent in 2006.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENT

	2008 £m	2007 £m	2006 £m

Impairment losses on loans and advances	2,876	1,721	1,560
Other credit risk provisions	6	5	(5)

	2,882	1,726	1,555
Impairment of available-for-sale financial assets	130	70	—

Total impairment charged to income statement	3,012	1,796	1,555

	2008 £m	2007 £m	2006 £m

UK Retail Banking	1,472	1,224	1,238
Insurance and Investments	2	—	—
Wholesale and International Banking	1,402	497	313
Central group items	—	—	9

Total charge for impairment losses on loans and advances	2,876	1,721	1,560

	%	%	%

Charge for impairment losses on loans and advances
as a percentage of average lending	1.24	0.84	0.83

2008 COMPARED TO 2007

The impairment charge in the income statement was £1,216 million, or 68 per cent, higher at £3,012 million in 2008 compared to £1,796 million in 2007. This comprised a charge of £2,876 million, compared to a charge of £1,721 million in 2007, in respect of impairment losses on loans and advances, a charge of £130 million, compared to a charge of £70 million in 2007, in respect of the impairment of available-for-sale financial assets and a charge of £6 million, compared to a charge of £5 million in 2007, in respect of other credit risk provisions.

The impairment charge in respect of loans and advances was £1,155 million, or 67 per cent, higher at £2,876 million compared to £1,721 million in 2007.

In UK Retail Banking the charge increased by £248 million, or 20 per cent, to £1,472 million from £1,224 million in 2007, resulting in a charge as a percentage of average lending of 1.22 per cent compared to 1.10 per cent in 2007. This particularly reflects an increase of £149 million in the impairment charge in respect of mortgage lending from £18 million in 2007 to £167 million in 2008 as a result of the impact of reducing house prices and a deterioratiing economic environment in the UK. Increased impairment charges also arose in respect of personal loans and overdrafts (up £100 million, or 15 per cent, from £679 million in 2007 to £779 million in 2008) as a result of higher arrears, resulting in an increase in the impairment charge, expressed as a percentage of average lending, from 5.32 per cent in 2007 to 5.73 per cent in 2008. The impairment charge in respect of credit card outstandings was flat at £526 million in 2008 compared to £527 million in 2007, despite a decrease in average balances, as a result of increased arrears and fraud losses – the impairment charge in respect of card lending, expressed as a percentage of average lending, increased from 7.96 per cent in 2007 to 8.12 per cent in 2008.

A charge of £2 million, compared to £nil in 2007, in Insurance and Investments related to the mortgage lending in Scottish Widows Bank.

In Wholesale and International Banking the impairment charge in respect of loans and advances increased by £905 million from £497 million in 2007 to £1,402 million in 2008 and this charge as a percentage of average lending was 1.33 per cent compared to 0.57 per cent in 2007. The charge within Corporate Markets was significantly higher at £939 million in 2008 compared to £165 million in 2007 as a result of a charge of £253 million, compared to a charge of £22 million in 2007, in relation to exposures to assets affected by current capital markets uncertainties, as well as a number of charges in relation to customers affected by the severe economic downturn and to the collapse of certain financial services companies. The impairment charge in Commercial Banking was £89 million, or 90 per cent, higher at £188 million in 2008 compared to £99 million in 2007, again reflecting the impact of the economic downturn; and the charge in Asset Finance was £42 million, or 18 per cent, higher at £270 million in 2008 compared to £228 million in 2007, as a result of higher arrears.

Overall, the Group’s charge in respect of impairment losses on loans and advances expressed as a percentage of average lending increased to 1.24 per cent compared to 0.84 per cent in 2007.

A charge of £130 million in 2008, compared to a charge of £70 million in 2007, arose in respect of the impairment of available-for-sale financial assets, largely in relation to certain asset-backed security collateralised debt obligations, although £30 million of the charge in 2008 reflected the write-off of the Group’s investment in Bradford & Bingley equity shares.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2007 COMPARED TO 2006

The impairment charge in the income statement was £241 million, or 15 per cent, higher at £1,796 million in 2007 compared to £1,555 million in 2006. This comprised a charge of £1,721 million, compared to a charge of £1,560 million in 2006, in respect of impairment losses on loans and advances, a charge of £70 million, compared to £nil in 2006, in respect of the impairment of available-for-sale financial assets and a charge of £5 million, compared to a credit of £5 million in 2006, in respect of other credit risk provisions.

The impairment charge in respect of loans and advances was £161 million, or 10 per cent, higher at £1,721 million compared to £1,560 million in 2006.

In UK Retail Banking the charge reduced by £14 million, or 1 per cent, to £1,224 million from £1,238 million in 2006, resulting in a charge as a percentage of average lending of 1.10 per cent compared to 1.18 per cent in 2006. For personal loans and overdrafts the charge reduced by £61 million, or 8 per cent, reflecting favourable collections experience and improved quality in new business. The charge for the credit card portfolio increased by £37 million, or 8 per cent, from £490 million in 2006 to £527 million in 2007 following a higher level of write-offs and lower recoveries. There was a charge of £18 million in the mortgage book, compared to £8 million in 2006, reflecting the impact of changes in house price indices and higher write-offs.

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

Overall, the Group’s charge in respect of impairment losses on loans and advances expressed as a percentage of average lending increased to 0.84 per cent compared to 0.83 per cent in 2006.

A charge of £70 million in 2007, compared to £nil in 2006, arose in respect of the impairment of certain asset-backed security collateralised debt obligations held as available-for-sale financial assets.

TAXATION

	2008 £m	2007 £m	2006 £m

UK corporation tax:
– Current tax on profits for the year	(667)	(763)	(1,024)
– Adjustments in respect of prior years	(19)	30	137
	(686)	(733)	(887)
Double taxation relief	91	60	195

	(595)	(673)	(692)
Foreign tax:
– Current tax on profits for the year	(144)	(98)	(83)
– Adjustments in respect of prior years	4	3	8
	(140)	(95)	(75)

Current tax charge	(735)	(768)	(767)
Deferred tax	773	89	(574)

Taxation credit (charge)	38	(679)	(1,341)

2008 COMPARED TO 2007

The rate of tax is influenced by the geographic and business mix of profits. The effective rate of tax in 2008 was a negative 4.7 per cent, as a tax credit arose on the profit for the year, compared to an effective rate of tax in 2007 of 17.0 per cent and corporation tax rates of 28.5 per cent in 2008 and 30 per cent in 2007. The effective tax rate is distorted by the requirement to include, within income tax in the income statement, the tax attributable to UK life insurance policyholder earnings and the Group’s interests in OEICs, being a tax credit of £471 million for 2008 compared to a tax credit of £243 million in 2007. The effective rate in 2007 was also particularly distorted by substantial profits on disposal of businesses, on which no tax charge arose, and the impact on the tax charge of the 2007 Finance Act reduction in the corporation tax rate from 30 per cent to 28 per cent (as a result of which the Group’s deferred tax liabilities were remeasured leading to a credit to the Group’s tax charge of £110 million). Excluding these items the effective tax rate in 2008 was 33.3 per cent compared to 28.3 per cent in 2007. Of this 5.0 per cent increase in the effective rate, 4.1 per cent is attributable to the impact of the Group’s £180 million provision in respect of certain historic US dollar payments, on which no tax relief is assumed; the remainder of the increase in the effective tax rate in 2008 on this adjusted basis reflects normal fluctuations in disallowed and non-taxable items. The Group does not expect the tax rate, excluding the impact of policyholders’ tax and OEICs, to vary significantly from the average UK corporation tax rate.

2007 COMPARED TO 2006

The effective rate of tax in 2007 was 17.0 per cent, compared to an effective rate of tax in 2006 of 31.6 per cent and corporation tax rates of 30 per cent in both 2007 and 2006. Excluding the tax attributable to UK life insurance policyholder earnings and the Group’s interests in OEICs, profits on disposal of businesses and the impact on the tax charge of the 2007 Finance Act reduction in the corporation tax rate, the effective tax rate in 2007 was 28.3 per cent compared to 28.0 per cent in 2006. The increased effective tax rate in 2007 on this adjusted basis reflected normal fluctuations in disallowed and non-taxable items.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ECONOMIC PROFIT

In pursuit of the Group’s aim to maximise shareholder value over time, management has for a number of years used a system of value based management as a framework to identify and measure value creation. Management uses economic profit, a non-GAAP measure, as a measure of performance, and believes that it provides important information for investors, because it captures both growth in investment and return; profit before tax is the comparable GAAP measure used by management. The Group defines economic profit as the earnings on the equity invested in the business less a notional charge for the cost of the equity invested in that business.

The Group’s cost of equity is determined as:

          risk-free interest rate + (equity risk premium x Lloyds Banking Group plc’s beta)

The principal limitations of economic profit as a financial measure are that:

(i)

it is reliant on an estimate of the Group’s cost of equity, which is itself dependent upon assumptions made for the risk-free interest rate, the equity risk premium and the beta of Lloyds Banking Group plc. The beta is a quantitative measure of the volatility of Lloyds Banking Group plc shares relative to the overall market – a beta above 1 indicates that the stock is more volatile than the overall market, whilst a stock with a beta below 1 is less volatile than the overall market; and

(ii)

it uses average shareholders’ equity calculated on an accounting basis as opposed to an economic equity amount, which takes into account the level of risk inherent in the business; the Group is currently developing an economic equity model to address this limitation.

The Group does not attempt to estimate the assumptions on a prospective basis; the assumptions used are:

(a)	the yield on the 10 year index for UK government stock as an approximation of the risk-free rate;

(b)	an equity risk premium of 3 per cent; and

(c)	the beta of Lloyds Banking Group plc’s shares based on experience over the last five years.

Lloyds Banking Group recognises that a wide range of approaches for economic profit can be justified and, therefore, believes that its usefulness as a financial measure relies upon a consistent approach, so as not to unnecessarily distort its trend.

Management compensates for both of the above limitations by using a consistent basis of calculation, reviewing the results of the calculation regularly and, to ensure consistency of reporting, only adjusting the cost of capital if it changes significantly. As noted above, the Group is also currently developing its economic equity capabilities, which will address the current limitations. As noted, the principal factor in estimating the cost of equity is the risk-free interest rate. If this rate increases, management will consider raising its estimate of the cost of equity; if the rate falls, management will consider reducing its estimate of the cost of equity. The principal other external market factors considered are equity risk premia and Lloyds Banking Group plc’s share price volatility relative to the UK stock market as a whole. Any change to the estimated cost of equity will be disclosed. For the last three years, management has used a cost of equity of 9 per cent to reflect the shareholders’ minimum required rate of return on equity invested.

Lloyds Banking Group believes that economic profit instils financial discipline in determining investment decisions throughout the Group and that it enables the Group to evaluate alternative strategies objectively, with a clear understanding of the value created by each strategy, and then to select the strategy which creates the greatest value. Awards to senior executives under the Group’s annual bonus arrangements are partly determined by the achievement of economic profit targets.

The table below summarises the Group’s calculation of economic profit for the years indicated.

	2008 £m	2007 £m	2006 £m

Average shareholders’ equity	11,016	11,681	10,531

Profit before tax	807	4,000	4,248
Taxation credit (charge)	38	(679)	(1,341)
Profit attributable to minority interests	(26)	(32)	(104)

Profit attributable to equity shareholders	819	3,289	2,803
Less: notional charge for the cost of equity	(991)	(1,051)	(948)

Economic profit	(172)	2,238	1,855

The notional charge for the cost of equity has been calculated by multiplying average shareholders’ equity by the cost of equity. The Group’s average equity is determined using month-end retained profit and other equity balances.

2008 COMPARED TO 2007

Economic profit decreased to a loss of £172 million in 2008 compared to a profit of £2,238 million in 2007. Profit attributable to equity shareholders decreased by £2,470 million, or 75 per cent, to £819 million; the notional charge on average equity was £60 million lower, as a result of a 6 per cent decrease in average equity to £11,016 million compared to £11,681 million in 2007. The reduction in average equity primarily resulted from profit retentions and increases in share capital being more than offset by dividends paid and temporary mark-to-market adjustments taken to reserves in respect of available-for-sale financial assets.

2007 COMPARED TO 2006

Economic profit increased to £2,238 million in 2007 compared to £1,855 million in 2006. Profit attributable to equity shareholders increased by £486 million, or 17 per cent, to £3,289 million; the notional charge on average equity was £103 million higher, as a result of an 11 per cent increase in average equity to £11,681 million compared to £10,531 million in 2006. The increase in average equity primarily reflected profit retentions, after dividends, over 2006 and 2007.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LINE OF BUSINESS INFORMATION

SUMMARY

As part of the Group’s transition to Basel II on 1 January 2008, the Group has updated its capital and liquidity pricing methodology. The main difference in this approach is to allocate a greater share of certain funding costs, previously allocated to the Central group items segment, to the other divisions. To enable meaningful year-on-year comparisons, the segmental analyses for 2007 and 2006 have been restated to reflect these changes.

The impact of IFRS, and in particular the increased use of fair values, has resulted in greater earnings volatility. Profit before tax is analysed below on both a statutory basis and, in order to provide a more comparable representation of business performance, a basis which separately discloses this volatility, which arises solely within the Insurance and Investments business. See page 38 for a description of volatility and its most significant limitations. The results of the businesses are set out below:

	Profit before tax (statutory)					Profit before tax (excluding volatility)
	2008 £m	2007 £m	#	2006 £m	#	2008 £m	2007 £m #	2006 £m	#

UK Retail Banking	1,674	1,644		1,529		1,674	1,644	1,529
Insurance and Investments	(309)	655		1,194		908	1,155	784
Wholesale and International Banking	(6)	1,713		1,612		(6)	1,713	1,612
Central group items	(552)	(12)		(87)		(552)	(12)	(87)

Profit before tax, excluding volatility						2,024	4,500	3,838
Volatility						(1,217)	(500)	410

Profit before tax	807	4,000		4,248		807	4,000	4,248

UK RETAIL BANKING

	2008 £m	2007 £m #	2006 £m #

Net interest income	4,110	3,695	3,622
Other income	1,766	1,797	1,621

Total income	5,876	5,492	5,243
Operating expenses	(2,730)	(2,624)	(2,476)

Trading surplus	3,146	2,868	2,767
Impairment	(1,472)	(1,224)	(1,238)

Profit before tax†	1,674	1,644	1,529

Cost:income ratio	46.5%	47.8%	47.2%
Total assets (year end)	£127,502m	£115,012m	£108,381m

†	No volatility arises within UK Retail Banking and so these results are both statutory and excluding volatility.

#	restated, see above.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2008 COMPARED TO 2007

Profit before tax from UK Retail Banking increased by £30 million, or 2 per cent, to £1,674 million in 2008 compared to £1,644 million in 2007.

Net interest income was £415 million, or 11 per cent, higher at £4,110 million in 2008 compared with £3,695 million in 2007, reflecting both an increase in average interest-earning assets and an improvement in the net interest margin. Average interest-earning assets were £9,234 million, or 8 per cent, higher at £120,128 million in 2008 compared to £110,894 million in 2007 as a result of lending growth, particularly within the mortgage business. Average mortgage balances were £8,652 million higher in 2008. Gross new mortgage lending for the Group totalled £27,767 million, compared to £29,431 million in 2007; net new lending totalled £10,914 million, compared to £6,647 million in 2007, resulting in a market share of net new mortgage lending of 27.5 per cent, compared to 6.2 per cent in 2007. Average balances in respect of other personal lending were £20,138 million compared with £19,426 million in 2007. Average credit card balances in 2008 were 2 per cent lower at £6,477 million compared to £6,619 million in 2007, whilst balances on personal loans and overdrafts were 7 per cent higher at £13,661 million in 2008. Overall margins in UK Retail Banking improved by 9 basis points as a result of wider margins within the unsecured personal lending business and on new mortgages.

Other income was £31 million, or 2 per cent, lower at £1,766 million compared to £1,797 million in 2007. Higher fees and commissions receivable as a result of growth in added-value current accounts and card services were more than offset by lower creditor insurance commissions and the impact of changes in product design leading to a greater proportion of earnings being recognised as net interest income rather than other income.

Operating expenses were £106 million higher at £2,730 million in 2008 compared with £2,624 million in 2007; in 2008 a provision of £119 million, compared to £nil in 2007, was made in respect of the Financial Services Compensation Scheme levy whilst in 2007 operating expenses included £76 million for the settlement of overdraft claims. Excluding these items, operating expenses were £63 million, or 2 per cent, higher at £2,611 million. The Group has continued to benefit from the recent investment in reducing the levels of administration and processing work carried out in branches. This has enabled the Group to increase its focus on meeting the needs of its customers and has supported further improved productivity in the branch network sales effort. These initiatives have supported a further improvement in the retail banking cost:income ratio to 46.5 per cent from 47.8 per cent in 2007.

The impairment charge on loans and advances of £1,472 million in 2008 was £248 million, or 20 per cent, higher than the £1,224 million impairment charge in 2007. The charge in respect of personal loans and overdrafts was £100 million, or 15 per cent, higher at £779 million compared to £679 million in 2007 and represented 5.73 per cent of average lending, compared to 5.32 per cent in 2007; and the charge in respect of card balances was £1 million lower at £526 million compared with £527 million in 2007. The impairment charge in Mortgages was £167 million, compared to £18 million in 2007, or 17 basis points of average mortgage lending. The most significant factors in the increase in the mortgage impairment charge during 2008 were the fall in the house price index and the deterioration in economic conditions in the UK.

2007 COMPARED TO 2006

Profit before tax from UK Retail Banking increased by £115 million, or 8 per cent, to £1,644 million in 2007 compared to £1,529 million in 2006. Profit before tax included the cost of the settlement of overdraft claims of £76 million in 2007, compared to £nil in 2006; excluding this item, profit before tax in 2007 of £1,720 million was £191 million, or 12 per cent, higher than £1,529 million in 2006.

Net interest income was £73 million, or 2 per cent, higher at £3,695 million in 2007 compared with £3,622 million in 2006. Average interest-earning assets were £5,959 million, or 6 per cent, higher at £110,894 million in 2007 compared to £104,935 million in 2006. Average mortgage balances were £6,462 million higher in 2007. Gross new mortgage lending for the Group totalled £29,431 million, compared to £27,599 million in 2006; net new lending totalled £6,647 million, compared to £6,957 million in 2006, resulting in a market share of net new mortgage lending of 6.2 per cent, compared to 6.3 per cent in 2006. Average balances in respect of other personal lending were £266 million lower reflecting a slow down in consumer demand, particularly with regard to credit cards. Credit card balances at 31 December 2007 were 4 per cent lower at £6,584 million compared to £6,877 million at 31 December 2006, whilst period end balances on personal loans were 1 per cent higher at £11,238 million at the end of 2007. Credit balances on savings and investment accounts at 31 December 2007 were 8 per cent higher at £82,081 million compared to £75,661 million at 31 December 2006. The effect of volume growth was, however, partly offset by a 12 basis point decrease in the net interest margin as a result of competitive pressures and an adverse mix effect, as most of the asset growth has been in the relatively lower margin mortgage sector.

Other income was £176 million, or 11 per cent, higher at £1,797 million compared to £1,621 million in 2006. The increase arose from growth in fee-earning added-value current accounts and income from debit cards as well as higher insurance commissions, partially offset by lower income from mortgages following changes in the structure of fees charged on closing a mortgage account and lower late payment charges on credit cards. There has also been an increase in wealth management fee income.

Operating expenses were £148 million higher at £2,624 million in 2007 compared with £2,476 million in 2006; this comparison includes the cost of the settlement of overdraft claims of £76 million which was recorded in 2007. Excluding this item, operating expenses were £72 million, or 3 per cent, higher at £2,548 million. Improvements had been made in the rationalisation of back office operations to improve efficiency and the Group continued to increase the proportion of front office to back office staff in the branch network. The cost:income ratio was 47.8 per cent, compared to 47.2 per cent in 2006, or 46.4 per cent excluding the cost of the settlement of overdraft claims.

The impairment charge on loans and advances of £1,224 million was £14 million, or 1 per cent, lower than the £1,238 million in 2006. The charge in respect of personal loans and overdrafts was £61 million, or 8 per cent, lower at £679 million compared to £740 million in 2006 and represented 5.32 per cent of average lending, compared to 5.85 per cent in 2006; and the charge in respect of card balances was £37 million, or 8 per cent, higher at £527 million compared with £490 million in 2006. The impairment charge in Mortgages was £18 million, compared to £8 million in 2006, or 2 basis points of average mortgage lending.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE AND INVESTMENTS

The Group’s Insurance and Investments activities comprise the life, pensions and OEICs businesses of Scottish Widows, general insurance underwriting and broking, Scottish Widows Bank and Scottish Widows Investment Partnership. The Group sold Abbey Life in the second half of 2007.

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

	Statutory			Excluding volatility
	2008 £m	2007# £m	2006# £m	2008 £m	2007# £m	2006# £m

Net interest income	598	363	(86)	589	356	(55)
Other income	(3,101)	8,197	10,487	(1,875)	8,704	10,046

Total income	(2,503)	8,560	10,401	(1,286)	9,060	9,991
Insurance claims	2,859	(7,522)	(8,569)	2,859	(7,522)	(8,569)

Total income, net of insurance claims	356	1,038	1,832	1,573	1,538	1,422
Operating expenses	(663)	(655)	(638)	(663)	(655)	(638)

Trading surplus	(307)	383	1,194	910	883	784
Impairment	(2)	—	—	(2)	—	—
Profit on sale of businesses	—	272	—	—	272	—

Profit before tax, excluding volatility				908	1,155	784
Volatility				(1,217)	(500)	410

(Loss) profit before tax	(309)	655	1,194	(309)	655	1,194

Further analysis of other income:
Net fee and commission expense	(124)	(94)	(125)	(124)	(94)	(125)
Net trading income	(8,314)	2,603	5,668	(7,667)	3,050	5,308
Insurance premium income	5,412	5,430	4,719	5,412	5,430	4,719
Other operating income	(75)	258	225	504	318	144

Other income, excluding volatility				(1,875)	8,704	10,046
Volatility				(1,226)	(507)	441

Other income	(3,101)	8,197	10,487	(3,101)	8,197	10,487

Analysis by area of business of profit before tax
Life, pensions and OEICs	(582)	511	897	632	1,004	505
General insurance	231	103	267	234	110	249
Scottish Widows Investment Partnership	42	41	30	42	41	30

Profit before tax, excluding volatility				908	1,155	784
Volatility				(1,217)	(500)	410

(Loss) profit before tax	(309)	655	1,194	(309)	655	1,194

#	restated, see page 28.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2008 COMPARED TO 2007

Profit before tax from the Group’s Insurance and Investments business was £964 million lower at a loss of £309 million compared to a profit of £655 million in 2007. The Group believes that the Insurance and Investments business is affected by volatility arising from market movements (see ‘Operating and financial review and prospects – Line of business information – Volatility’). Profit before tax excluding volatility was £247 million, or 21 per cent, lower at £908 million in 2008 compared to £1,155 million in 2007; profit before tax in 2007 also included £272 million profit on the disposal of Abbey Life at the end of September 2007.

Net interest income was £235 million higher at £598 million in 2008 compared to £363 million in 2007. This increase is primarily as a result of a further decrease of £229 million in the amounts payable to unitholders in those OEICs included in the consolidated results of the Group.

Other income was £11,298 million lower at a deficit of £3,101 million in 2008 compared to income of £8,197 million in 2007. Net fee and commission expense was £30 million, or 32 per cent, higher at £124 million in 2008 compared to £94 million in 2007; a decrease in fees receivable following the disposal of Abbey Life and a decrease in insurance broking fee income were only partly offset by increased unit trust management fee income and a reduction in asset management fees payable. Net trading income was £10,917 million lower at a loss of £8,314 million in 2008 compared to gains of £2,603 million in 2007, reflecting substantial losses on policyholder investments as a result of the poor market performance; this period-on-period decrease is largely matched by a compensating movement within the insurance claims figure. Insurance premium income was £18 million lower at £5,412 million in 2008 compared to £5,430 million in 2007, with life and pensions premiums being £39 million lower as a reduction of £232 million following the sale of Abbey Life has been offset by growth in Scottish Widows as a result of the increased level of business written under contracts categorised as insurance. Other operating income was £333 million lower at a deficit of £75 million in 2008, compared to income of £258 million in 2007, as a result of adverse movements in the value of in-force business.

Operating expenses were £8 million, or 1 per cent, higher at £663 million in 2008 compared to £655 million in 2007. A reduction of £31 million as a result of the disposal of Abbey Life in 2007 and a decrease in professional and other fees related to project work were more than offset by increased staff costs and a higher net charge in respect of deferred acquisition costs as a result of an increasing proportion of new business being accounted for as insurance contracts.

The performances of the life, pensions and OEICs business and the general insurance business are discussed separately below, on pages 32 to 34.

2007 COMPARED TO 2006

Profit before tax from the Group’s Insurance and Investments business was £539 million, or 45 per cent, lower at £655 million compared to £1,194 million in 2006. Profit before tax excluding volatility was £371 million, or 47 per cent, higher at £1,155 million in 2007 compared to £784 million in 2006. Profit before tax in 2007 also included £272 million profit on the disposal of Abbey Life at the end of September 2007.

Net interest income was £411 million higher at £356 million in 2007 compared to a net expense of £55 million in 2006. This increase was primarily as a result of a decrease in the amounts payable to unitholders in those OEICs included in the consolidated results of the Group together with an increase in the level of interest income on cash deposit investments held in the long-term business and policyholder funds.

Other income was £2,290 million, or 22 per cent, lower at £8,197 million in 2007 compared to £10,487 million in 2006; excluding volatility, other income was £1,342 million, or 13 per cent, lower at £8,704 million in 2007 compared to £10,046 million in 2006. Net fee and commission expense was £31 million, or 25 per cent, lower at £94 million in 2007 compared to £125 million in 2006 partly reflecting an increase in general insurance broking income. Net trading income was £3,065 million, or 54 per cent, lower at £2,603 million in 2007 compared to £5,668 million in 2006, reflecting fluctuations in the level of investment returns within the long-term business funds. Insurance premium income was £711 million, or 15 per cent, higher at £5,430 million in 2007 compared to £4,719 million in 2006, of which life and pensions premiums were £720 million higher as a result of the increased level of business written under contracts categorised as insurance. Other operating income was £33 million, or 15 per cent, higher at £258 million in 2007 compared to £225 million in 2006.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LIFE, PENSIONS AND OEICS

The table below shows the Present Value of New Business Premiums (‘PVNBP’) which is the measure of new business premiums for the life and pensions business and OEIC sales that management monitors because it provides an indication of both the performance and the profitability of the business – this is calculated as the value of single premiums plus the discounted present value of future expected regular premiums. There are three main distribution channels for the sale of the Group’s life, pension and OEIC products and the tables below show the relative importance of each.

Present value of new business premiums (PVNBP)	2008 £m	2007 £m	2006 £m

Life and pensions:
Protection	997	960	232
Savings and investments	437	913	1,300
Individual pensions	2,125	2,073	2,219
Corporate and other pensions	2,482	2,141	1,961
Retirement income	939	1,044	960
Managed fund business	217	486	348

Life and pensions	7,197	7,617	7,020
OEICs	2,897	2,807	2,720

Life, pensions and OEICs	10,094	10,424	9,740

Single premium business	7,346	8,375	7,321
Regular premium business	2,748	2,049	2,419

Life, pensions and OEICs	10,094	10,424	9,740

Bancassurance	4,247	4,096	3,421
Independent financial advisers	5,367	5,817	5,706
Direct	480	511	613

Life, pensions and OEICs	10,094	10,424	9,740

2008 COMPARED TO 2007

Overall life, pensions and OEICs sales were £330 million, or 3 per cent, lower at £10,094 million in 2008 compared to £10,424 million in 2007, for the following reasons.

Life and pension sales (including Managed fund business) were £420 million, or 6 per cent, lower at £7,197 million in 2008 compared with £7,617 million in 2007. Protection sales were £37 million, or 4 per cent, higher at £997 million compared to £960 million in 2007, but Savings and investment sales were £476 million lower at £437 million compared to £913 million in 2007, partly due to decreased Flexible Option Bond sales following changes in tax legislation which made such bonds less attractive to investors. Individual pension sales were £52 million higher at £2,125 million in 2008 compared to £2,073 million in 2007 as the negative impact of difficult market conditions were more than offset by the sales of the Retirement Account product. Corporate and other pension sales were £341 million higher at £2,482 million compared to £2,141 million in 2007 as continued product development has helped Scottish Widows to attract a number of large corporate pension schemes. Retirement income sales are £105 million lower at £939 million in 2008 compared to £1,044 million in 2007, as current market conditions have made annuity products unattractive; and Managed fund business sales were £269 million lower at £217 million compared to £486 million in 2008, again as a result of adverse market conditions.

OEICs sales increased by £90 million, or 3 per cent, to £2,897 million in 2008 compared to £2,807 million in 2007 as sales growth through the Wealth Management business has more than offset a decrease in sales elsewhere within the Bancassurance channel, as a result of a fall in consumer confidence in the investment market.

By distribution channel, Bancassurance sales were £151 million, or 4 per cent, higher at £4,247 million in 2008 compared to £4,096 million in 2007 whereas sales via independent financial advisers were £450 million, or 8 per cent, lower at £5,367 million in 2008 compared to £5,817 million in 2007.

Loss before tax, on a statutory basis, from life, pensions and OEICs was £582 million in 2008 compared to a profit of £511 million in 2007. Excluding volatility, profit before tax was £372 million, or 37 per cent, lower at £632 million in 2008 compared to £1,004 million in 2007. Profit before tax in 2007 also included the £272 million profit on disposal of Abbey Life and £135 million of profits, excluding volatility, of Abbey Life up to the date of sale; adjusting for these items profit before tax, excluding volatility, of £632 million in 2008 was £35 million, or 6 per cent, higher than £597 million in 2007 as growth in new business profit, reflecting sales growth in insurance-accounted products, has been partly offset by reduced existing business profits principally reflecting the adverse effect of changes made to the economic assumptions used to calculate the value of in-force business included in the balance sheet and the impact of weaker investment markets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2007 COMPARED TO 2006

Overall life, pensions and OEICs sales were £684 million, or 7 per cent, higher at £10,424 million in 2007 compared to £9,740 million in 2006.

The majority of the growth was in life and pension sales (including Managed fund business) which were £597 million, or 9 per cent, higher at £7,617 million in 2007 compared with £7,020 million in 2006. Key growth areas in 2007 were within Bancassurance sales, driven by the introduction of underwriting the life element of the creditor and insurance protection products and the launch of the Protection for Life proposition. Additionally, corporate pension sales were £180 million, or 9 per cent, higher reflecting increased incremental premiums in 2007. These increases were, however, in part offset by a decrease of £387 million in Savings and investments sales largely due to a sharp decline in IFA Flexible Option Bond sales following property fund restrictions and increasing competition in the marketplace.

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

Profit before tax, on a statutory basis, from life, pensions and OEICs was £386 million, or 43 per cent, lower at £511 million in 2007 compared to £897 million in 2006. Excluding volatility, profit before tax was £499 million, or 99 per cent, higher at £1,004 million in 2007 compared to £505 million in 2006. Profit before tax in 2007 included £272 million profit on disposal of Abbey Life. A slight reduction in new business profit resulted from a change in the mix of investment products sold through Bancassurance towards non-embedded value accounted products; however this was offset by increased existing business profit, partly reflecting a reduction in adverse assumption changes compared to 2006, and an improved expected return on shareholders’ net assets.

GENERAL INSURANCE

The results of the general insurance business are set out below.

	Statutory			Excluding volatility
	2008 £m	2007# £m	2006# £m	2008 £m	2007# £m	2006# £m

Net interest income	6	5	30	6	5	30
Other income	579	554	594	582	561	576

Total income	585	559	624	588	566	606
Insurance claims	(193)	(302)	(200)	(193)	(302)	(200)

Total income, net of insurance claims	392	257	424	395	264	406
Operating expenses	(161)	(154)	(157)	(161)	(154)	(157)

Profit before tax, excluding volatility				234	110	249
Volatility				(3)	(7)	18

Profit before tax	231	103	267	231	103	267

				2008 £m	2007 £m	2006 £m

Premium income from underwriting (net of reinsurance):
Home				441	418	407
Creditor				163	164	180
Other				8	9	13

				612	591	600

Commissions from insurance broking†:
Creditor				428	510	468
Home				50	50	59
Other				71	88	102

				549	648	629

#	restated, see page 28.

†

within the analysis of commissions from insurance broking, profit share receivable has been allocated across product groups, whereas it was previously allocated to other. Comparative figures have been restated accordingly.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2008 COMPARED TO 2007

Profit before tax, on a statutory basis, from the Group’s general insurance operations was £128 million, or 124 per cent, higher at £231 million in 2008 compared to £103 million in 2007. Excluding volatility, profit before tax was £124 million, or 113 per cent, higher at £234 million in 2008 compared to £110 million in 2007.

Net interest income was £1 million, or 20 per cent, higher at £6 million in 2008 compared to £5 million in 2007.

Other income, on a statutory basis, was £25 million, or 5 per cent, higher at £579 million in 2008 compared to £554 million in 2007. Insurance broking commissions receivable were £99 million, or 15 per cent, lower at £549 million in 2008 compared to £648 million in 2007; home insurance commissions were flat but creditor commissions fell in line with reduced new loan volumes. Underwriting income, net of reinsurance, was £21 million, or 4 per cent, higher at £612 million in 2008 compared to £591 million in 2007; home insurance premiums were 6 per cent higher reflecting the success of the Home Solutions product. Fees and commissions payable were £87 million, or 13 per cent, lower at £605 million in 2008 compared to £692 million in 2007; this largely reflects reduced creditor insurance sales volumes.

Insurance claims expense was £109 million, or 36 per cent, lower at £193 million in 2008 compared to £302 million in 2007 largely as a result of the non-repetition of the £113 million increase in weather related claims in 2007, resulting from storms in January 2007 and severe flooding in June and July 2007 in the UK.

Operating expenses were £7 million, or 5 per cent, higher at £161 million in 2008 compared to £154 million in 2007 reflecting increases in staff costs and other administration charges.

2007 COMPARED TO 2006

Profit before tax, on a statutory basis, from the Group’s general insurance operations was £164 million, or 61 per cent, lower at £103 million in 2007 compared to £267 million in 2006. Excluding volatility, profit before tax was £139 million, or 56 per cent, lower at £110 million in 2007 compared to £249 million in 2006.

Net interest income was £25 million lower at £5 million in 2007 compared to £30 million in 2006.

Other income, on a statutory basis, was £40 million, or 7 per cent, lower at £554 million in 2007 compared to £594 million in 2006. Insurance broking commissions receivable were £19 million, or 3 per cent, higher at £648 million in 2007 compared to £629 million in 2006; this was driven primarily by improved Creditor performance (up £42 million in 2007) and reflected higher loan protection sales volumes across the UK Retail Banking branch network. Underwriting income, net of reinsurance, was £9 million, or 2 per cent, lower at £591 million in 2007 compared to £600 million in 2006; increased income in respect of home insurance policies was more than offset by reductions in respect of creditor protection products, partly due to lower average card balances. Fees and commissions payable were £28 million, or 4 per cent, higher at £692 million in 2007 compared to £664 million in 2006; this largely reflected fluctuations in branch network sales volumes.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

WHOLESALE AND INTERNATIONAL BANKING

	2008 £m		2007# £m		2006# £m

Net interest income	3,303		2,409		2,149
Other income	829		1,773		2,035

Total income	4,132		4,182		4,184
Operating expenses	(2,630)		(2,282)		(2,264)

Trading surplus	1,502		1,900		1,920
Impairment	(1,508)		(572)		(308)
Profit on sale of businesses	—		385		—

(Loss) profit before tax†	(6)		1,713		1,612

Cost:income ratio	63.6%		54.6%		54.1%
Total assets (year end)	£238,832	m	£163,294	m	£147,836	m

†	No volatility arises within Wholesale and International Banking and so these results are both statutory and excluding volatility.

#	restated, see page 28.

2008 COMPARED TO 2007

In 2008 Wholesale and International Banking recorded a loss before tax of £6 million compared with a profit before tax of £1,713 million in 2007. Included within the loss before tax in 2008 was a provision of £180 million in respect of certain historic US dollar payments and goodwill impairment of £100 million. The profit before tax in 2007 was positively impacted by the profit on sale of businesses of £385 million (principally relating to Lloyds TSB Registrars) and included profit before tax of £28 million in respect of those businesses. Excluding these items, profit before tax in 2008 was £274 million which was £1,026 million, or 79 per cent, lower than £1,300 million in 2007, for the following reasons.

Net interest income was £894 million, or 37 per cent, higher at £3,303 million compared to £2,409 million in 2007. This increase reflected growth in interest-earning assets in Corporate Markets, Commercial Banking and International Banking. Average interest-earning assets were £22,547 million, or 17 per cent, higher at £158,254 million. Excluding the fine margin reverse repurchase agreement balances from both years, the increase was £24,891 million. The net interest margin, again excluding the fine margin reverse repurchase agreement balances, increased by 27 basis points, as a widening of margins within Corporate Markets, in part as a result of changes in funding arrangements, and Asset Finance was partly offset by decreased margins in Commercial Banking, where growth has been in lower margin secured products.

Other income was £944 million, or 53 per cent, lower at £829 million compared to £1,773 million in 2007. Other income in 2007 included £129 million arising from businesses sold during that year. Excluding this amount, other income was £815 million lower than in 2007; the significant reduction in Corporate Market’s other income (£936 million lower), primarily as a result of the recent market turmoil, was partially offset by increases in Commercial Banking (£34 million, or 8 per cent, higher), Asset Finance (£40 million, or 9 per cent, higher) and International Banking (£22 million, or 12 per cent, higher).

Operating expenses were £348 million, or 15 per cent, higher at £2,630 million in 2008 compared to £2,282 million in 2007. In 2007, operating expenses included £130 million arising within businesses sold during that year, and in 2008, operating expenses included £100 million of goodwill impairment in respect of the Group’s asset finance business and a provision of £180 million in respect of certain historic US dollar payments. Excluding these amounts, operating expenses increased £198 million, or 9 per cent. This increase reflects the continued investment in the Group’s people and infrastructure, particularly within Corporate Markets.

The impairment charge in 2008 totalled £1,508 million, compared to £572 million in 2007, an increase of £936 million. The charge in respect of loans and advances increased by £905 million, from £497 million in 2007 to £1,402 million in 2008 and the charge as a percentage of average lending was 1.33 per cent compared to 0.57 per cent in 2007. In Corporate Markets the charge was £774 million higher, at £939 million compared to £165 million in 2007; the significant increase reflects the economic slowdown in the UK and the impact of a number of high profile financial services company collapses. In Commercial Banking the charge was £89 million, or 90 per cent, higher, at £188 million; in Asset Finance the charge was £42 million, or 18 per cent, higher, at £270 million; and in International Banking there was a charge of £6 million compared with a release of £2 million in 2007. In addition, a charge of £100 million in 2008 (2007: £70 million) arose in respect of the impairment of available-for-sale financial assets.

At 31 December 2008, Lloyds Banking Group’s Corporate Markets’ exposure to certain categories of assets the values of which have been affected by the ongoing capital markets uncertainties was as described below:

•

Asset Backed Security CDOs (‘ABS CDOs’) and monoline Credit Default Swap (‘CDS’) exposure: Corporate Markets had no direct exposure to US sub-prime ABS and limited indirect exposure through ABS CDOs. During 2008, the market value of the Group’s holdings in ABS CDOs reduced and, as a result, Corporate Markets took an income statement charge of £92 million. Corporate Markets had no exposure to mezzanine ABS CDOs. In addition, Corporate Markets had £1,867 million, compared to £1,861 million at 31 December 2007, of ABS CDOs which remain fully cash collateralised by major global financial institutions.

•

At 31 December 2008, Corporate Markets had fair value exposure to one monoline financial guarantor in the form of CDS protection bought against a £256 million collateralised loans obligation. The exposure on this CDS was £10 million, following a £28 million adverse credit valuation adjustment. A restructuring of the Group’s other monoline hedged ABS CDO has eliminated any reliance on the financial guarantor and has resulted in a much improved risk profile on a reduced holding of £128 million included in loans and advances. Credit valuation adjustments and restructuring costs related to the cancelled CDS in the amount of £275 million were recognised in the income statement.

•

Structured Investment Vehicles (‘SIV’): During 2008 Corporate Markets wrote down the value of its SIV exposures by £95 million. Corporate Markets has no residual exposure to SIV Capital Notes. Additionally, at 31 December 2008 Corporate Markets had a commercial paper back up liquidity facility totalling £22 million, compared to £370 million at 31 December 2007.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•

Financial instruments held at fair value through profit or loss: During 2008, Corporate Markets also saw a reduction in profit before tax of £653 million (excluding the £303 million described above due to valuation and restructuring costs relating to CDS) as a result of the impact of mark-to-market adjustments in certain legacy trading portfolios, reflecting the marketwide repricing of liquidity and credit.

•	At 31 December 2008 the trading portfolio contained £33 million of indirect exposure to US sub-prime mortgages and ABS CDOs. This super senior exposure remains protected by note subordination.

•

Available-for-sale financial assets: At 31 December 2008, the Group’s portfolio of available-for-sale financial assets totalled £55,707 million, compared to £20,196 million at 31 December 2007, of which £55,364 million, compared to £19,662 million at 31 December 2007, were held in Corporate Markets. This increase largely reflects the Group’s decision to substantially increase, for liquidity purposes, its holdings of treasury and Government guaranteed securities over the HBOS acquisition period. The available-for-sale financial assets comprise £6,273 million ABS in Cancara, the Group’s hybrid Asset Backed Commercial Paper conduit, £2,917 million Student Loan ABS, predominantly guaranteed by the US Government, £11,747 million Government bonds and short-dated bank commercial paper, £29,142 million treasury bills and other eligible bills and £5,285 million major bank senior paper and high quality ABS. Temporary mark-to-market adjustments are required to be taken through reserves. During 2008, a net £2,023 million reserves adjustment, which has no impact on the Group’s capital ratios, has been made to reflect a reduction in the value of available-for-sale financial assets.

•

Impairment of available-for-sale financial assets: Gross impairment losses in respect of available-for-sale financial assets transferred from reserves to the income statement during 2008 totalled £130 million, compared to £70 million during 2007, of which £100 million relate to Corporate Markets, compared to £70 million during 2007.

•

Cancara: Total exposures in Cancara were £12,615 million at 31 December 2008, comprising £6,273 million ABS in available-for-sale financial assets and £6,342 million in loans and advances to customers. Cancara is fully consolidated in the Group’s accounts. At 31 December 2008, the ABS in Cancara were 91.8 per cent and 94.2 per cent Aaa/AAA rated by Moody’s and Standard & Poor’s respectively, and there was no exposure either directly or indirectly to sub-prime US mortgages within the ABS portfolio. All non AAA rated ABS have been funded by the Group. At 31 December 2008 loans and advances to customers included no US sub-prime mortgage exposure.

•

Leveraged finance – underwriting commitments: At 31 December 2008, Corporate Markets’ not yet syndicated leveraged loan underwriting commitments amounted to £931 million, compared to £756 million at 31 December 2007, of which £438 million were originated before the current market uncertainties. All of the underlying assets are performing satisfactorily.

The Group’s exposures to categories of assets, the value of which has been affected by the ongoing capital markets uncertainties, have increased significantly following the acquisition of HBOS.

2007 COMPARED TO 2006

Profit before tax from Wholesale and International Banking was £101 million, or 6 per cent, higher at £1,713 million in 2007 compared to £1,612 million in 2006. However, in 2007 profit before tax was particularly impacted by the profit on sale of businesses of £385 million (principally relating to Lloyds TSB Registrars) and by turbulence in global financial markets which reduced profit before tax by £280 million. Excluding both of these items, profit before tax in 2007 was £1,608 million which was £4 million lower than 2006.

Net interest income was £260 million, or 12 per cent, higher at £2,409 million compared to £2,149 million in 2006. This increase reflected growth in customer lending and customer deposits in Corporate Markets and Commercial Banking. Average interest-earning assets were £13,132 million, or 11 per cent, higher at £135,707 million. Excluding the fine margin reverse repurchase agreement balances from both years, the increase was £14,602 million. The net interest margin, again excluding the fine margin reverse repurchase agreement balances, decreased by 2 basis points, as a widening of margins within Corporate Markets, in part as a result of changes in funding arrangements, was offset by decreased margins in Commercial Banking, where growth has been in the most competitive products, and in Asset Finance.

Other income was £262 million, or 13 per cent, lower at £1,773 million compared to £2,035 million in 2006; of this movement a decrease of £188 million is attributable to the impact of the market turbulence, excluding which other income decreased by £74 million, or 4 per cent. Increases in banking and transactional income were offset by a reduced level of company registration fees (following the sale of Lloyds TSB Registrars at the end of September 2007) and the impact of changes in funding arrangements.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CENTRAL GROUP ITEMS

	2008 £m	2007# £m	2006# £m

Net interest income	(293)	(368)	(356)
Other income	(199)	362	201

Total income	(492)	(6)	(155)
Operating expenses	(30)	(6)	77

Trading surplus	(522)	(12)	(78)
Impairment	(30)	—	(9)

Loss before tax†	(552)	(12)	(87)

†	No volatility arises within Central group items and so these results are both statutory and excluding volatility.

#	restated, see page 28.

Central group items are comprised of three main elements:

	1	The funding cost of acquisitions less earnings on capital:

•

interest costs on central balances, which principally arise from the cost of centrally funded acquisitions net of the proceeds of any subsequent disposals, together with the funding cost of dividend flows;

•

net interest margin cost resulting from central capital activities, primarily arising on the management of senior and subordinated debt and preference shares net of such cost allocated to the divisions; and

		•	earnings allocated to the UK banking businesses on equity required to support their current activities offset by the income on actual equity held in those businesses.

2

The charge for payments to the Lloyds TSB Foundations: The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly the disabled and disadvantaged, to play a fuller role in society. The Foundations receive 1 per cent of the Group’s pre-tax profit after adjusting for gains and losses on the disposal of businesses and pre-tax minority interests, averaged over three years, instead of a dividend on their shareholdings.

3

Central costs and other unallocated items: these relate to the on-going costs of central group activities including those of group corporate treasury (including the central hedge function), internal group audit, group risk, group compliance, group finance and group IT and operations.

2008 COMPARED TO 2007

Loss before tax from Central group items was £552 million in 2008 compared to £12 million in 2007. Total income was a deficit of £492 million compared to a deficit of £6 million in 2007; income in 2008 has been significantly affected by the impact of yield curve volatility on the fair value of derivatives entered into for risk management purposes, after taking into account the effect of hedge accounting adjustments. Operating expenses were £30 million, compared to £6 million in 2007, reflecting increased central costs that were not recharged to the divisions in connection with professional advice received during 2008; the charge for payments to the Lloyds TSB Foundations was £27 million compared to £37 million in 2007. An impairment charge of £30 million, compared to £nil in 2007, reflected the write-off of the Group’s investment in Bradford & Bingley equity shares.

2007 COMPARED TO 2006

Loss before tax from Central group items was £12 million in 2007 compared to £87 million in 2006. Total income was a deficit of £6 million compared to a deficit of £155 million in 2006. Operating expenses were £6 million compared to a credit of £77 million in 2006, as a result of the non-repetition of the pension schemes related credit of £128 million which arose in 2006; following changes in age discrimination legislation in the United Kingdom that year, the Group ceased to augment the pension entitlement of employees taking early retirement, leading to a credit to the income statement. The charge for payments to the Lloyds TSB Foundations was £37 million in both 2007 and 2006.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

VOLATILITY

	2008 £m	2007 £m	2006 £m

Insurance volatility	(746)	(267)	84
Policyholder interests volatility	(471)	(233)	326

Total volatility	(1,217)	(500)	410

All volatility is included within Insurance and Investments on a statutory basis.

In addition to presenting the Group’s results prepared in accordance with applicable accounting standards, all monthly financial reporting to the group executive committee and board separately presents the results of the businesses before volatility. It is one of the key measures used to evaluate the performance of each of the businesses and forms part of the basis upon which annual incentive scheme awards are made to management.

Management believes that the use of profit before tax excluding volatility provides an additional measure of the performance of the business as it excludes amounts included within profit before tax which do not accrue to the Group’s equity holders and excludes the impact of changes in market variables which are beyond the control of management.

The most significant limitations associated with profit before tax excluding volatility are:

(i)	Insurance volatility requires an assumption to be made for the normalised return on equities and other investments; and

(ii)	Insurance volatility impacts on the Group’s regulatory capital position, even though it is not included within profit before tax excluding volatility.

Management compensates for the limitations above by:

(i)	Monitoring closely the assumptions used to calculate the normalised return used within the calculation of insurance volatility; these assumptions are disclosed below; and

(ii)	Producing separate reports on the Group’s current and forecast capital ratios.

INSURANCE VOLATILITY

The Group’s insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value. The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement. As these investments are substantial and movements in their fair value can have a significant impact on the profitability of the Insurance and Investments division, management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to the actual return. The difference between the actual return on these investments and the expected return based upon economic assumptions made at the beginning of the year is included within insurance volatility.

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

The expected investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historic investment return differentials, are set out below:

	2009%	2008%	2007%	2006%

Gilt yield (gross)	3.74	4.55	4.62	4.12
Equity return (gross)	6.74	7.55	7.62	6.72
Dividend yield	3.00	3.00	3.00	3.00
Property return (gross)	6.74	7.55	7.62	6.72
Corporate bonds in unit-linked and with-profits funds (gross)	4.34	5.15	5.22	4.72
Fixed interest instruments backing annuity liabilities (gross)	5.87	5.56	5.09	4.65

During 2008, profit before tax included negative insurance volatility of £746 million, being a credit of £9 million to net interest income and a charge of £755 million to other income. During 2007, profit before tax included negative volatility of £267 million, being a credit of £7 million to net interest income and a charge of £274 million to other income. During 2006, profit before tax included positive volatility of £84 million, being a credit of £2 million to net interest income and a credit of £82 million to other income. The charge in 2008 mainly reflects the significant falls in global equity markets during the year, which resulted in total returns some 33 percentage points lower than the expected investment returns set out above. These lower than expected returns reduced the value of in-force business asset in respect of life insurance and participating investment contracts held on the balance sheet. The impact of the widening corporate bond credit spreads more than offset the inclusion of an allowance for the illiquidity premium, and resulted in a net reduction in the value of the annuity portfolio. Lower equity and bond prices also affected the valuation of the Group’s investment held within the funds attributable to the shareholders. During 2007, the effect of widening credit risk spreads and falling gilt values more than offset the favourable impact of a modest increase in equity values and changes in market consistent assumptions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

POLICYHOLDER INTERESTS VOLATILITY

The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life and pensions business. In order to provide a clearer representation of the performance of the business and consistent with the way in which it is managed, equalisation adjustments are made to remove this volatility from underlying profits. The effect of these adjustments is separately disclosed as policyholder interests volatility; there is no impact upon profit attributable to equity shareholders.

The most significant of these additional sources of volatility is policyholder tax. Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income. The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge. Other sources of volatility include the minorities’ share of the profits earned by investment vehicles which are not wholly owned by the long-term assurance funds.

During 2008, profit before tax included negative policyholder interests volatility of £471 million, being a charge to other income. During 2007, profit before tax included negative volatility of £233 million, being a charge to other income. During 2006, profit before tax included positive volatility of £326 million, being a charge of £33 million to net interest income and a credit of £359 million to other income. In both 2007 and 2008, substantial policyholder tax losses have been generated as a result of a fall in property, bond and equity values. These losses reduce future policyholder tax liabilities and have led to a policyholder tax credit in both years.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

	2008 Average balance £m	2008 Interest income £m	2008 Yield %	2007 Average balance £m	2007 Interest income £m	2007 Yield %	2006 Average balance £m	2006 Interest income £m	2006 Yield %

Assets
Loans and advances to banks	40,223	1,861	4.63	39,381	2,025	5.14	38,696	1,826	4.72
Loans and advances to customers	219,420	13,855	6.31	191,802	13,209	6.89	174,870	10,853	6.21
Available-for-sale financial assets	25,058	1,147	4.58	21,473	1,038	4.83	18,380	807	4.39
Lease and hire purchase receivables	9,266	706	7.62	9,488	602	6.34	10,425	622	5.97

Total interest-earning assets of banking book	293,967	17,569	5.98	262,144	16,874	6.44	242,371	14,108	5.82
Total interest-earning trading securities and other financial assets at fair value through profit or loss	24,292	1,577	6.49	28,524	1,542	5.41	27,584	1,831	6.64

Total interest-earning assets	318,259	19,146	6.02	290,668	18,416	6.34	269,955	15,939	5.90
Allowance for impairment losses on loans and advances	(2,838)			(2,268)			(2,171)
Non-interest earning assets	60,939			66,202			63,646

Total average assets and interest income	376,360	19,146	5.09	354,602	18,416	5.19	331,430	15,939	4.81

	2008 Average interest earning assets £m	2008 Net interest income £m	2008 Net interest margin %	2007 Average interest earning assets £m	2007 Net interest income £m	2007 Net interest margin %	2006 Average interest earning assets £m	2006 Net interest income £m	2006 Net interest margin %

Average interest-earning assets and net interest income:
– Banking business	293,967	7,718	2.63	262,144	6,099	2.33	242,371	5,329	2.20
– Trading securities and other financial assets at fair value through profit or loss	24,292	1,151	4.74	28,524	1,179	4.13	27,584	1,551	5.62

	318,259	8,869	2.79	290,668	7,278	2.50	269,955	6,880	2.55

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2008 Average balance £m	2008 Interest expense £m	2008 Cost %	2007 Average balance £m	2007 Interest expense £m	2007 Cost %	2006 Average balance £m	2006 Interest expense £m	2006 Cost %

Liabilities and shareholders’ funds
Deposits by banks	42,150	1,540	3.65	38,406	1,919	5.00	36,004	1,680	4.67
Liabilities to banks under sale and repurchase agreements	5,643	253	4.48	3,127	153	4.89	3,907	230	5.89
Customer accounts	151,013	4,932	3.27	142,048	5,085	3.58	128,551	3,738	2.91
Liabilities to customers under sale and repurchase agreements	106	3	2.83	95	2	2.11	2,075	30	1.45
Debt securities in issue	54,359	2,227	4.10	52,743	2,680	5.08	42,472	1,983	4.67
Other interest-bearing liabilities	4,239	—	—	4,551	195	4.28	4,382	424	9.68
Subordinated liabilities	15,400	896	5.82	13,126	741	5.65	12,129	694	5.72

Total interest-bearing liabilities of banking book	272,910	9,851	3.61	254,096	10,775	4.24	229,520	8,779	3.82
Total interest-bearing liabilities of trading book	11,769	426	3.62	9,971	363	3.64	6,349	280	4.41

Total interest-bearing liabilities	284,679	10,277	3.61	264,067	11,138	4.22	235,869	9,059	3.84
Interest-free liabilities
Non-interest bearing customer accounts	3,793			3,899			4,112
Other interest-free liabilities	76,584			74,628			80,516
Minority interests and shareholders’ funds	11,304			12,008			10,933

Total average liabilities and interest expense	376,360	10,277	2.73	354,602	11,138	3.14	331,430	9,059	2.73

Loans and advances to banks and customers include impaired lending; interest on this lending has been recognised using the effective interest rate method, as required by IAS 39.

Average balances are based on daily averages for the principal areas of the Lloyds Banking Group’s banking activities with monthly or less frequent averages used elsewhere. Management believes that the interest rate trends are substantially the same as they would be if all balances were averaged on the same basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS

The following table allocates changes in net interest income between volume and rate for 2008 compared with 2007 and for 2007 compared with 2006. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2008 compared with 2007 Increase/(decrease)			2007 compared with 2006 Increase/(decrease)
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m

Interest receivable and similar income
Loans and advances to banks	(164)	39	(203)	199	35	164
Loans and advances to customers	646	1,744	(1,098)	2,356	1,166	1,190
Available-for-sale financial assets	109	164	(55)	231	150	81
Lease and hire purchase receivables	104	(17)	121	(20)	(59)	39

Total banking book interest receivable and similar income	695	1,930	(1,235)	2,766	1,292	1,474
Total interest receivable and similar income on trading securities and other financial assets at fair value through profit or loss	35	(275)	310	(289)	51	(340)

Total interest receivable and similar income	730	1,655	(925)	2,477	1,343	1,134

Interest payable
Deposits by banks	(379)	137	(516)	239	120	119
Liabilities to banks under sale and repurchase agreements	100	113	(13)	(77)	(38)	(39)
Customer accounts	(153)	293	(446)	1,347	483	864
Liabilities to customers under sale and repurchase agreements	1	—	1	(28)	(42)	14
Debt securities in issue	(453)	66	(519)	697	522	175
Other interest bearing liabilities	(195)	—	(195)	(229)	7	(236)
Subordinated liabilities	155	132	23	47	56	(9)

Total banking book interest payable	(924)	741	(1,665)	1,996	1,108	888
Total interest payable on trading and other liabilities at fair value through profit or loss	63	65	(2)	83	132	(49)

Total interest payable	(861)	806	(1,667)	2,079	1,240	839

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

RISK MANAGEMENT

THE GROUP’S APPROACH TO RISK

The Group’s approach to risk is founded on strong corporate governance practices whereby the board takes the lead in establishing the tone at the ‘top’ and approving professional standards and corporate values for itself, senior management and other colleagues. The board ensures that senior management implements strategic policies and procedures designed to promote professional behaviour and integrity. The board also ensures that senior management implements risk policies and risk appetites that prohibit and, where appropriate, limit activities, relationships, and situations, that might diminish the quality of corporate governance. All colleagues from the group chief executive down are assessed against a balanced scorecard that explicitly addresses their risk performance.

This board-level engagement, coupled with the direct involvement of senior management in group-wide risk issues at group executive committee level, ensures that issues are escalated on a timely basis and appropriate remediation plans are put in place. The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by senior management. Key decisions are always taken by more than one person. Within the Group there is a strong culture of command and control from the centre with short lines of communication between divisions and functions.

The group business risk committee and the group asset and liability committee are chaired by the group chief executive and include all members of the group executive committee. The aggregate group-wide risk profile and portfolio appetite are discussed at their respective monthly meetings. This is a key component of the Group’s approach to risk management and provides oversight on behalf of the board to line management in specific business areas and activities. It is supported by the chief risk officer being a full member of the group executive committee and reporting to the group chief executive with direct access to the chairman and the risk oversight committee.

Table 1.1 sets out the role of the second line of defence and in particular that of the risk oversight committee and its interaction with the chief risk officer, the group risk directors and the divisional risk officers. This structure which has been in place for a number of years, has evolved with the risk oversight committee reviewing regular reports on the Group’s risk exposures as well as taking a keen interest in the adequacy and capability of resources within the risk functions.

The Group has historically adopted a conservative business model and risk culture. The focus has been and remains on building and maintaining long-term relationships with customers. This involves taking a ‘through the cycle’ view whereby the sustainability of a relationship through good and bad economic times is taken into account. The approach is supported by a ‘through the cycle’ approach to risk with strong central control and monitoring.

There is a matrix approach to risk management which includes group risk directors being responsible for individual risk types in aggregate across the Group and divisional risk officers being responsible for the aggregate risk profile within their respective divisions. The group risk directors and divisional risk officers all have a direct reporting line to the chief risk officer. This matrix approach enables the group executive committee members to fulfil their accountabilities for risk management and enables the chief risk officer to inform the risk oversight committee of the aggregate risk profile of the Group.

On 16 January 2009 Lloyds TSB Group plc acquired 100 per cent of the ordinary share capital of HBOS plc and changed its name to Lloyds Banking Group plc. Accordingly, where this section provides information for dates prior to 16 January 2009, such information relates to the Lloyds Banking Group prior to the acquisition of HBOS plc.

The paragraphs that follow set out the risk management policies, practices and structures that applied during 2008 to the heritage Lloyds TSB Group. These policies, practices and structures were adopted by Lloyds Banking Group from the date of completion of the HBOS plc transaction and do not describe those applied by HBOS plc prior to its acquisition.

RISK AS A STRATEGIC DIFFERENTIATOR

The Group seeks to optimise performance by allowing divisions and business units to operate within capital and risk parameters and the Group’s policy framework. They must do so in a way which is consistent with realising the Group’s strategy and meeting agreed business performance targets. The Group’s approach to risk management seeks to ensure the business remains accountable for risk whilst also ensuring there is effective independent oversight.

The Group has continued to focus on enhancing its capabilities in providing both qualitative and quantitative data to the board on risks associated with strategic objectives and facilitating more informed and effective decision making. The Group’s ability to take risks which are well understood and consistent with its strategy and plans is a key driver of shareholder return.

The maintenance of a strong control framework remains a priority and is the foundation for the delivery of effective risk management. Risk analysis and reporting capabilities support the identification of opportunities as well as risks and provide an aggregate view of the overall risk portfolio. Risk mitigation strategies clearly aligned with responsibilities and timescales are monitored at group and divisional level. Risk continues to be a key component of routine management information reporting.

Reflecting the importance the Group places on risk management, risk is included as one of the five principal criteria within the Group’s balanced scorecard on which individual colleague performance is judged. Business executives have specified risk management objectives, and incentive schemes take account of performance against these.

MARKET DISLOCATION

During 2008, the global dislocation in financial markets resulted in exceptional instability and volatility impacting upon market and investor confidence which has been characterised by a marked reduction in liquidity. This crisis in the financial markets led the UK Government to inject liquidity into the financial system and to require (and participate in) recapitalisation of the banking sector to restore confidence to the market.

During October 2008, as part of the co-ordinated package of capital and funding measures for the UK banking sector, implemented by HM Treasury, the Group participated in the UK Government Funding Package and thereby facilitated access to the UK Government backed provision of liquidity. For further details on the UK Government Funding Package see ‘Major shareholders and related party transactions – Information about the Lloyds Banking Group’s relationship with the UK Government’.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

There can be no assurance that the measures so far announced by the UK Government will be sufficient to prevent any future strain on the Group’s ability to meet its financial obligations as they fall due. The recovery of wholesale and capital markets will depend upon renewed confidence in the UK banking system, particularly if market conditions revert to the reduced levels of wholesale market liquidity and the availability of traditional sources of funding become more limited.

The key dependencies on successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets at their current levels; the continued access of the Group to central bank and UK Government sponsored liquidity facilities, including issuance under HM Treasury’s credit guarantee scheme (‘CGS’) and access to the Bank of England’s various facilities; limited further deterioration in the Group’s credit ratings; and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets or UK Government support schemes.

Based upon projections by management, which take into account the acquisition on 16 January 2009 of HBOS plc, and assume the availability of the existing and announced Government Funding Package, the Group believes it has adequate resources to continue in business for the foreseeable future.

RESPONSES TO MARKET DISLOCATION AND BANKING CRISIS

During the market dislocation there has been even more rigorous focus on the governance, accountabilities and execution capabilities to ensure adherence to an even lower risk profile. It was already part of the Group’s approach to learn from adverse situations – regardless of whether there has been any direct business impact. Accordingly, ‘lessons learned’ exercises form part of normal activity and have been carried out during this turbulent period. The Group’s risk culture has manifested itself in some clear and critical pre-crunch wholesale and capital markets policy actions that served to limit exposure.

As the Group has developed its credit, liquidity and market risk control frameworks, particular focus has been placed on the control of credit spread risk, associated stress testing and modelling. During 2008, the Group has further strengthened its oversight of liquidity, funding, capital and asset liability management issues with the upgrading of membership of the group asset and liability committee. Membership consists of group executive committee members and the treasurer, and it is chaired by the chief executive. A senior asset and liability committee has been created to support the group asset and liability committee. There have also been a number of further developments to the Group’s liquidity control frameworks that have been instituted including further developments of stress testing. During the height of the crisis, daily meetings with the group chief executive were held to assess the Group’s position which has held up well during the worst aspects of the market dislocation.

In respect of credit risk, the Group has reduced exposure via exit or scaling back of positions. In wholesale and capital market exposure, the Group has restricted investment policy for its conduit ‘Cancara’; restricted exposure to monolines and leveraged loans; reviewed liquidity risk appetite and enhanced liquidity reporting; reduced holdings of equities in the insurance companies; progressed its pension scheme de-risking strategy and tightened policy parameters for US sub-prime mortgages. Also, all exposures were sanctioned on the basis of the Group being content to hold the risk to maturity. In retail banking, risk mitigation activities and a prudent lending stance were maintained in the context of the changing environment: tightening of maximum loan to value criteria on all mortgage books; withdrawal of higher risk mortgage products; tightening of credit card eligibility criteria and tightening of policy rules and scorecard cut offs across all retail portfolios.

Consistent with its ‘through the cycle’ approach, the Group has a proactive and supportive approach to assist customers through difficult periods. The Group has also invested significantly in its highly successful collections and recoveries and business support units.

RISK GOVERNANCE STRUCTURES

The Group maintains a risk governance structure that is intended to strengthen risk evaluation and management, whilst also positioning the Group to manage the changing regulatory environment in an efficient and effective manner. This structure has been tried and tested by the heritage Lloyds TSB Group and will remain the same for Lloyds Banking Group. The risk governance structure for the Lloyds Banking Group is shown in table 1.1.

BOARD AND COMMITTEES

The board, assisted by its committees, the risk oversight committee, the group executive committee, and the group audit committee, approves the Group’s overall risk management framework. The board also reviews the Group’s aggregate risk exposures and concentrations of risk to seek to ensure that these are consistent with the board’s appetite for risk. The role of the board, audit committee and risk oversight committee are shown in the corporate governance section on pages 101 and 102, and further key risk oversight roles are described below.

There is strong cross membership of non-executive directors between remuneration, audit and risk oversight committees.

The group executive committee, assisted by the group business risk committee and the group asset and liability committee, supports the group chief executive in ensuring the effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, whilst also reviewing the Group’s aggregate risk exposures and concentrations of risk. The group executive committee’s duties are described in greater detail on pages 101 and 102. The group executive committee members are also members of the group business risk committee and the group asset and liability committee, both of which are chaired by the group chief executive. The group business risk committee is supported by the following:

The group compliance and operational risk committee is responsible for proactively identifying current and emerging significant compliance and operational risks or accumulation of risks and control deficiencies across the Group and reviewing associated oversight plans to ensure pre-emptive risk management action. The committee also seeks to ensure that adequate divisional engagement occurs to develop, implement and maintain the Group’s compliance and operational risk management framework.

The group credit risk committee is responsible for the development and effectiveness of the Group’s credit risk management framework; clear description of the Group’s credit risk appetite; setting of high level Group credit policy; and compliance with regulatory credit requirements. On behalf of the group business risk committeee, the group credit risk committee monitors and reviews the Group’s aggregate credit risk exposures and concentrations of risk.

The group model governance and approvals committee is responsible for setting the control framework and standards for models across the Group, including establishing appropriate levels of delegated authority; the approval of models that are considered to be material to the Group (including credit risk rating systems); and the principles underlying the Group’s economic capital framework.

The group change management committee is responsible for ensuring that the aggregate risks associated with the Group’s project portfolio are identified, assessed and mitigated, thereby ensuring that the portfolio remains deliverable within an acceptable level of risk.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

The group asset and liability committee is supported by the senior asset and liability committee, which is responsible for the review and escalation of issues of group level significance to the group asset and liability committee relating to the strategic management of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. It is also responsible for the risk management framework for market risk, liquidity risk, capital risk and earnings volatility.

Supporting the chief risk officer, the risk forum consists of the divisional risk officers and the group risk directors. The risk forum regularly reviews a summary of risks across the risk management spectrum to determine areas of focus for remedial action across the Group.

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

Table 1.1: RISK GOVERNANCE STRUCTURES

The risk management policies, practices and structures that applied during 2008 to the heritage Lloyds TSB Group were adopted by Lloyds Banking Group from the date of completion of the HBOS transaction and are now being implemented for the heritage HBOS business.

RISK MANAGEMENT OVERSIGHT

The chief risk officer, a member of the group executive committee and reporting directly to the group chief executive, oversees and promotes the development and implementation of a consistent group-wide risk management framework. The chief risk officer, supported by the group risk department and the divisional risk officers, provides objective challenge to the Group’s senior management. The chief risk officer also reports independently to the risk oversight committee (see page 102) that comprises non-executive directors and is chaired by the Group chairman.

Group risk directors are allocated responsibility for specific risk types and are responsible for ensuring the adequacy of risk resources as well as the oversight of the risk profile across the Group.

Divisional risk officers provide oversight of risk management activity for all risks within each of the Group’s divisions. Reporting directly to the group executive directors responsible for the divisions and the chief risk officer, their day-to-day contact with business management, business operations and risk initiatives seeks to provide an effective risk oversight mechanism.

The director of group audit provides the required independent assurance to the audit committee and the board that risks within the Group are recognised, monitored and managed within acceptable parameters. Group audit is fully independent of group risk, seeking to ensure objective challenge to the effectiveness of the risk governance framework.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

BUSINESS RISK MANAGEMENT

Line management is directly accountable for the management of risks arising from the Group’s business. A key objective is to ensure that business decisions strike an appropriate balance between risk and reward, consistent with the Group’s risk appetite. The senior executive team and the board receive regular briefings and guidance from the chief risk officer to ensure awareness of the overarching risk management framework and a clear understanding of their accountabilities for risk and internal control.

All business units, divisions and group functions complete a control self-assessment annually (described on page 103), reviewing the effectiveness of their internal controls and putting in place enhancements where appropriate. Managing directors and group executive directors certify the accuracy of their assessment.

Business risk management forms part of a tiered risk management model, as shown in table 1.1, with the divisional risk officers and group risk providing oversight and challenge, as described above, and the chief risk officer and group committees establishing the group-wide perspective.

This approach seeks to provide the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.

RISK MANAGEMENT FRAMEWORK

The Group’s risk management principles and risk management framework cover the full spectrum of risks that a group, that encompasses both banking and insurance businesses, would encounter.

The Group uses an enterprise-wide risk management framework for the identification, assessment, measurement and management of risk, designed to meet its customers’ needs. It seeks to maximise value for shareholders over time by aligning risk management with the corporate strategy, assessing the impact of emerging risks from legislation, new technologies or the market, and developing risk tolerances and mitigating strategies. The framework seeks to strengthen the Group’s ability to identify and assess risks; aggregate group-wide risks and define the corporate risk appetite; develop solutions for reducing or transferring risk, where appropriate; and exploit risks to gain competitive advantage, thereby seeking to increase shareholder value. The principal elements of the risk management framework are shown in table 1.2.

The risk management framework below comprises 10 interdependent activities which map to the components of the internal control-integrated framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’).

The framework is dynamic and allows for proportionate adjustment of policies and controls where business strategy and risk appetite is amended in response to changes in market conditions.

Table 1.2: RISK MANAGEMENT FRAMEWORK

The Lloyds Banking Group business strategy is used to determine the Group’s high level risk principles and risk appetite measures and metrics for the primary risk drivers (see table 1.3). A key focus has been to develop earnings volatility measures to complement existing capital measures for risk appetite. The risk appetite is proposed by the group chief executive and reviewed by various governance bodies including the group executive committee and the risk oversight committee. Responsibility for the approval of risk appetite rests with the board. The approved high level appetite and limits are delegated to individual group executive directors by the group chief executive.

The more detailed description of the risk principles and distribution of the risk appetite measures amongst the divisions and businesses are determined by the group chief executive, in consultation with the group business risk committee and the group asset and liability committee.

The risk principles are executed through the policy framework and accountabilities. These principles are supported by the following policy levels:

Principles – high level principles for the six primary risk drivers

High level Group policy – policy for the main risk types aligned to the risk drivers

Detailed Group policy – detailed policy that applies across the Group

Divisional policy – local policy that specifically applies to a division

Business unit policy – local policy that specifically applies to a business unit

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

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

Group and divisional risk functions have responsibility for overseeing effective implementation of policy. Group audit provides independent assurance to the board about the effectiveness of the Group’s control framework and adherence to policy. Policies are reviewed annually to ensure they remain fit for purpose.

Proportionate control activity strategy is in place to design mitigating controls, to transfer risk where appropriate and ensure executives are content with the residual level of risk accepted.

Risk and control assessments are undertaken to assess the effectiveness of current mitigations and whether risks taken are consistent with the Group’s risk appetite (this includes the annual control self-assessment exercise).

The impact of risks and issues (including financial, reputational and regulatory capital) are determined through effective risk measurement including modelling and stress testing.

The outcomes of independent reviews (including internal and external audit and regulatory reviews) are integrated into risk management activities and action plans.

Risk reporting is standardised through the use of standard definitions when reporting, to enable risk aggregation. Divisions monitor their risk levels against their risk appetite, seeking to ensure effective mitigating action is being taken where appropriate. Divisional risk reports are reviewed by divisional executive committees to ensure that respective senior management is satisfied with the overall risk profile, risk accountabilities and progress on any necessary mitigating actions. Reporting, including that of performance against relevant limits or policies, is in place to provide a level of detail appropriate to the exposures concerned and regular information is provided to group risk for review and aggregate reporting. Any significant issues identified in the monitoring process are appropriately reported, and an escalation process is in place to report significant losses to appropriate levels of management. Group risk reports on risk exposures and material issues quarterly to the group asset and liability committee, group business risk committee, group executive committee, risk oversight committee and the board.

At group level a consolidated risk report is produced which is reviewed and debated by the group business risk committee, group executive committee, risk oversight committee and the board to ensure senior management and the board are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The consolidated risk report provides a regular assessment of the aggregate residual risk for the primary risk drivers, comparing the assessment with the previous quarter and providing a forecast for the next 12 months.

RISK DRIVERS

The Group’s risk language is designed to capture the Group’s principal risks referred to as the ‘primary risk drivers’. A description of each risk, including definition, appetite, control and exposures, is included below. These are further broken down into 28 more granular risk types to enable more detailed review and facilitate appropriate reporting and monitoring, as set out in table 1.3.

Through the Group’s risk management processes these risks are assessed on an ongoing basis to ensure optimisation of risk and reward and that, where required, appropriate mitigation is in place. Both quantitative and qualitative factors are considered in assessing the Group’s current and potential future risks.

Table 1.3: RISK DRIVERS

PRINCIPAL RISKS

At present the most significant risks faced by the Group are:

People risk: the Group’s recent improvement to its people risk exposure, driven by leadership development and succession planning strategies, is now challenged by the HBOS integration and market disruption. External pressure on incentivisation in the banking industry increases the risk of losing specialist resources. The Group is responding to these pressures and taking steps to retain resources.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

Credit risk: arising in the UK Retail and Wholesale and International Banking divisions and the Treasury function reflecting the risks inherent in the Group’s lending activities. During 2008, the banking crisis has impacted the financial services industry resulting in high profile losses and write-downs. The deteriorating economic outlook, both in the UK and overseas, is also leading to significant rises in impairments. The Group is impacted by the economic downturn and a further worsening of the business environment could adversely impact earnings. This poses a major risk to the Group and its lending businesses in:

–

Retail, where rising unemployment impacts the ability of customers to meet repayment dates on unsecured and secured lending and leads to a consequent increase in arrears. Additionally, the downturn in the housing market reduces collateral values for residential property and this impacts upon the profitability of secured lending.

–	Wholesale, where companies are facing increasingly difficult conditions, resulting in corporate default levels rising and leading to increases in corporate impairment.

The Group follows a through the economic cycle, relationship-based, business model with robust risk management processes, appropriate appetites and experienced staff in place.

Liquidity and funding: arising in the banking business of the Group and impacting the UK Retail and Wholesale and International Banking divisions reflecting the risk that the Group is unable to attract and retain retail/wholesale deposits or issue debt securities. Like all major banks, the Group is dependent on confidence in the short and longer term wholesale funding markets; should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding and provide liquidity when necessary, it could impact its ability to fund its financial obligations. Throughout the market dislocation, the Group has maintained a liquidity position based on its significant retail and corporate deposit base and has continued to obtain funding in the wholesale markets. Since completion of the HBOS transaction, the Group has been able to fund the enlarged Group in the wholesale markets at rates comparable to the period prior to completion. In addition the Group has reinforced its funding position by actively participating in the support initiatives introduced by the Bank of England and HM Treasury. Prior to the year end 2008 additional liquidity was built up to mitigate the potential for hightened liquidity risk faced by Lloyds Banking Group plc upon the acquisition of HBOS plc. The recent downgrade by rating agencies has not had a material impact on the cost of short-term wholesale funding.

Capital: during 2008, there was unprecedented turbulence in global financial markets which led to the UK Government taking action to stabilise the UK banking system. After discussion with HM Treasury on the additional capital required by the UK Government if the Group were to continue to have access to the Government backed provision of liquidity, the board decided it was in the best interests of shareholders for the Group to participate in the industry wide recapitalisation exercise which took place in October 2008. However, should the economic downturn worsen and consequently the Group sustain further sudden and significant shocks to its capital base, it could be necessary to raise additional capital to remain above the FSA’s minimum target ratios. Any additional capital raised which was not taken up by existing shareholders would be dilutive to their earnings.

Market risk: In terms of potential impact on economic value, the principal market risks are a fall in equity markets reducing the value of assets in the Group’s pension schemes and in the Insurance and Investments division, and exposure to a fall in real interest rates increasing the value of liabilities in the Group’s pension schemes. In terms of potential impact on earnings, the principal market risks are exposure to a fall in equity markets reducing the value of assets in the Insurance and Investments division, and exposure to a widening of credit spreads reducing the value of assets in the Insurance and Investment division and in the trading book. Also, in the retail banking businesses, there is a potential impact on earnings arising from margin compression in a lower UK base rate environment. All risks are subject to regular review and mitigation activity via specific initiatives monitored by the group and senior asset and liability committees, including engagement with the pension scheme trustees.

Insurance risk: arising in Insurance and Investments division and the Group’s pension schemes reflecting the exposure to increasing longevity of annuitants and pensioners. The main mitigation option open to the Group is to hedge the risk in the reinsurance or the capital markets and the Group actively monitors the attractiveness of potential opportunities in these markets.

Legal and regulatory risk: arising in all divisions and reflecting the legal and regulatory environment in which the Group operates and the volume and pace of change from within the UK and the rest of the world. This impacts the Group, both operationally in terms of cost of compliance with uncertainty about legal and regulatory expectations, and strategically through pressure on key earnings streams. The latter could potentially result in changes to business and pricing models, particularly in the UK retail and smaller business markets. The Group’s business planning processes continue to reflect change to the legal and regulatory environment. Major current legal and regulatory reviews and proceedings are described on pages 108 to 114. In addition, the Group faces risk where legal or regulatory proceedings are brought against it. Regardless of whether such claims have merit, the outcome of such proceedings is inherently uncertain and could result in financial loss.

Integration risk

A further risk arises as a result of the acquisition of HBOS plc by Lloyds TSB Group plc reflecting the risk that the Group may fail to realise the business growth opportunities, revenue benefits, cost synergies, operational efficiencies and other benefits anticipated from, or may incur unanticipated costs and losses associated with, the acquisition of HBOS plc. As a consequence the Group results may suffer as a result of operational, financial, management and other integration risks. The Group has created an integration committee as a sub-committee to the group executive committee to oversee the integration process.

IMPACT OF HERITAGE LLOYDS TSB GROUP RISK MANAGEMENT PRACTICES ON HBOS

Following completion of the acquisition of HBOS plc, Lloyds Banking Group has moved swiftly to apply its risk management practices to the HBOS Group. As part of the completion process, the heritage Lloyds TSB Group high level policies have been amended so that they could be introduced for Lloyds Banking Group (including HBOS plc and its subsidiaries).

On the completion date, the heritage Lloyds TSB Group governance structure became the applicable governance structure for Lloyds Banking Group (including HBOS plc and its subsidiaries). This represented a change to the committee structures and delegated authorities for the heritage HBOS businesses. The major areas of change included material event escalation, sanctions, conflicts of interest, delegated authorities for expenditure and the credit sanctioning process where authorities were changed to align with those within the heritage Lloyds TSB Group businesses.

The way the Group manages risk is central to its success. The board takes its responsibility for risk management very seriously and all of the Group’s senior executives are actively involved in overseeing the risk profile for Lloyds Banking Group.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

BUSINESS RISK

DEFINITION

Business risk is defined as the risk to economic profit in the Group’s budget and over the medium-term plan arising from a sub optimal business strategy or the sub-optimal implementation of the plan as agreed by the board. In assessing business risk, consideration is given to internal and external factors.

RISK APPETITE

Business risk appetite is encapsulated in the Group’s budget and medium-term plan, which are sanctioned by the board on an annual basis. Divisions and business units subsequently align their plans to the Group’s overall business risk appetite.

EXPOSURES

The Group’s portfolio of businesses exposes it to a number of internal and external factors:

–	internal factors: resource capability and availability, customer treatment, service level agreements, products and funding and the risk appetite of other risk categories; and

–	external factors: economic, technological, political, social and ethical, environmental, legal and regulatory, market expectations, reputation and competitive behaviour.

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

Revenue and capital investment decisions require additional formal assessment and approval. Formal risk assessment is conducted as part of the financial approval process. Significant mergers and acquisitions by business units require specific approval by the board. In addition to the standard due diligence conducted during a merger or acquisition, group risk conducts, where appropriate, an independent risk assessment of the target company.

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

Credit risk appetite is set by the board and is described and reported through a suite of metrics derived from a combination of accounting and credit portfolio model parameters which in turn use the various credit risk rating systems as inputs. These metrics are supplemented by a variety of policies, sector caps and limits to manage concentration risk at an acceptable level.

EXPOSURES

The principal sources of credit risk within the Group arise from loans and advances to retail customers, financial institutions and corporate clients. The credit risk exposures of the Group are set out in note 49 to the consolidated financial statements.

In terms of loans and advances, credit risk arises both from amounts lent and commitments to extend credit to a customer as required. These commitments can take the form of loans and overdrafts, or credit instruments such as guarantees and standby, documentary and commercial letters of credit. With respect to commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is less than the total unused commitments, as most retail commitments to extend credit can be cancelled and the creditworthiness of customers is monitored frequently. In addition, most wholesale commitments to extend credit are contingent upon customers maintaining specific credit standards, which are regularly monitored.

Credit risk can also arise from debt securities, derivatives and foreign exchange activities. Note 17 to the consolidated financial statements shows the total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

2008. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 49 to the consolidated financial statements.

Credit risk exposures in the insurance businesses arise primarily from holding investments and from exposure to reinsurers.

MEASUREMENT

In measuring the credit risk of loans and advances to customers and to banks at a counterparty level, the Group reflects three components: (i) the ‘probability of default’ by the client or counterparty on its contractual obligations; (ii) current exposures to the counterparty and their likely future development, from which the Group derives the ‘exposure at default’; and (iii) the likely loss ratio on the defaulted obligations (the ‘loss given default’).

The Group assesses the probability of default of individual counterparties using internal rating models tailored to the various categories of counterparty. For its retail lending, and a growing number of wholesale lending portfolios, exposure at default and loss given default models are also in use. All material rating models are authorised by executive management. They have been developed internally and use statistical analysis, combined, where appropriate, with external data and subject matter expert judgement. Each rating model is subject to a rigorous validation process, undertaken by independent risk teams, which includes benchmarking to externally available data, where possible.

Each probability of default rating model segments counterparties into a number of rating grades, each representing a defined range of default probabilities. Exposures migrate between classifications if the assessment of the obligor probability of default changes. Each rating system is required to map to a master scale, which supports the consolidation of credit risk information across portfolios through the adoption of a common rating scale. Given the differing risk profiles and credit rating considerations, the underlying risk reporting has been split into two distinct master scales, a retail master scale and a wholesale master scale. (Note 49 to the consolidated financial statements provides an analysis of the portfolio.)

The rating systems described above assess probability of default, exposure at default and loss given default, in order to derive an expected loss. In contrast, impairment allowances are recognised for financial reporting purposes only for losses that have been incurred at the balance sheet date based on objective evidence of impairment (see note 20 to the consolidated financial statements). Due to the different methodologies applied, the amount of incurred credit losses provided for in the financial statements differs from the amount determined from the expected loss model that is used for internal operational management and banking regulation purposes.

The Group’s Corporate Markets’ debt securities holdings, which are the subject of external agency ratings, are marked to market and independently checked by the middle office function within the products and markets business. Similarly, debt security investments within Scottish Widows are independently marked to market.

The Group also employs a statistically-based credit portfolio model, which models portfolio credit risk based on defaults and calculates the economic equity employed and credit value at risk for each portfolio.

MITIGATION

The Group uses a range of approaches to mitigate credit risk.

INTERNAL CONTROL

–

Credit principles and policy: group risk sets out the Group credit principles and policy according to which credit risk is managed, which in turn is the basis for divisional and business unit credit policy. Principles and policy are reviewed regularly and any changes are subject to a review and approval process. Divisional and business unit policy includes lending guidelines, which define the responsibilities of lending officers and provide a disciplined and focused benchmark for credit decisions. Credit policy also specifies maximum holding period limits for the credit trading portfolios.

–

Counterparty limits: Limits are set against all types of exposure in a counterparty name, in accordance with an agreed methodology for each exposure type. This includes credit risk exposure on individual derivative transactions, which incorporates potential future exposures from market movements. Aggregate facility levels by counterparty are considered and limit breaches are subject to escalation procedures.

–

Individual credit assessment and sanction: Credit risk in wholesale portfolios is subject to individual credit assessments, which consider the strengths and weaknesses of individual transactions and the balance of risk and reward. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities. Approval requirements for each decision are based on the transaction amount, the customer’s aggregate facilities, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty underwriting are the same as that for assets intended to be held over the period to maturity.

–

Credit scoring: In its principal retail portfolios, the Group uses statistically-based decisioning techniques (primarily credit scoring). Divisional risk departments review scorecard effectiveness and approve changes, with material changes to scorecards that form part of a probability of default rating system subject to group risk approval.

–

Controls over rating systems: The Group has established a robust and independent process built on a set of common minimum standards designed to challenge the discriminatory power of the systems, accuracy of calibration and ability to rate consistently over time and across obligors. The internal rating systems are developed and implemented by independent risk functions either in the business units or divisions with the business unit managing directors having ownership of the systems. They also take responsibility for ensuring the validation of the respective internal rating systems, supported and challenged by specialist functions in their respective division.

–	Cross-border and cross-currency exposures: Country limits are authorised by a Country Limits Panel and managed by a dedicated unit taking into account economic and political factors.

–

Concentration risk: Credit risk management includes portfolio controls on certain industries, sectors and product lines to reflect risk appetite. Credit policy is aligned to the Group’s risk appetite and restricts exposure to certain high risk and more vulnerable sectors. Note 19 to the consolidated financial statements provides an analysis of loans and advances to customers by industry (for wholesale) and product (for retail). Exposures are monitored to prevent excessive concentration of risk. These concentration risk controls are not necessarily in the form of a maximum limit on lending but may instead require new business in concentrated sectors to fulfil additional hurdle requirements. The Group’s large exposures are reported in accordance with regulatory reporting requirements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

–

Stress testing and scenario analysis: The credit portfolio is also subjected to stress-testing and scenario analysis, to simulate outcomes and calculate their associated impact. Events are modelled at a group-wide level, at divisional and business unit level and by rating model and portfolio, for example, for a specific industry sector.

–

Specialist expertise: Credit quality is maintained by specialist units providing, for example: intensive management and control; security perfection, maintenance and retention; expertise in documentation for lending and associated products; sector-specific expertise; and legal services applicable to the particular market place and product range offered by the business.

–

Daily settlement limits: Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

–

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

COLLATERAL

The principal collateral types for loans and advances are:

–	mortgages over residential properties;

–	charges over business assets such as premises, inventory and accounts receivable;

–	charges over financial instruments such as debt securities and equities; and

–	guarantees received from third parties.

The Group maintains guidelines on the acceptability of specific classes of collateral.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of asset-backed securities and similar instruments, which are secured by portfolios of financial assets. Collateral is generally not held against loans and advances to financial institutions, except where securities are held as part of reverse repurchase or securities borrowing transactions or where a collateral agreement has been entered into under a master netting agreement. Collateral or other security is also not usually obtained for credit risk exposures on derivative instruments, except where the Group requires margin deposits from counterparties.

It is the Group’s policy that collateral should always be realistically valued by an appropriately qualified source, independent of the customer, at the time of borrowing. Collateral is reviewed on a regular basis in accordance with business unit credit policy, which will vary according to the type of lending and collateral involved. In order to minimise the credit loss, the Group may seek additional collateral from the counterparty as soon as impairment indicators are identified for the relevant individual loans and advances.

The Group considers risk concentrations by collateral providers and collateral type, as appropriate, with a view to ensuring that any potential undue concentrations of risk are identified and suitably managed by changes to strategy, policy and/or business plans.

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

–

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

–

The performance of all rating models is comprehensively monitored on a regular basis, to ensure that models continue to provide optimum risk differentiation capability, the generated ratings remain as accurate and robust as possible and the models assign appropriate risk estimates to grades/pools. All models are monitored against a series of agreed key performance indicators. In the event that monthly monitoring identifies material exceptions or deviations from expected outcomes, these will be escalated.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LOAN PORTFOLIO

ANALYSIS OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS

The following tables analyse loans to banks and customers by category of loan at 31 December for each of the five years listed.

	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m

Loans and advances to banks	40,916	34,845	40,639	31,656	31,849
Loans and advances to customers:
– Mortgages	114,643	102,739	95,601	88,895	80,342
– Other personal lending	25,318	22,988	23,025	23,280	23,190
– Agriculture, forestry and fishing	3,969	3,226	2,905	2,451	2,107
– Energy and water supply	2,598	2,102	2,024	1,592	953
– Manufacturing	12,057	8,385	7,513	7,923	4,491
– Construction	3,016	2,871	2,332	2,222	1,990
– Transport, distribution and hotels	14,664	11,573	10,490	9,465	8,710
– Postal and telecommunications	1,060	946	831	546	346
– Financial, business and other services	35,746	29,707	22,999	21,261	17,739
– Property companies	23,318	17,576	12,896	8,713	6,078
– Lease financing	4,620	4,686	4,802	5,815	6,227
– Hire purchase	5,295	5,423	5,060	4,853	4,828

Total loans	287,220	247,067	231,117	208,672	188,850
Allowance for impairment losses	(3,727)	(2,408)	(2,194)	(2,073)	(1,663)
Interest held in suspense					(21)

Total loans and advances net of allowance for impairment losses	283,493	244,659	228,923	206,599	187,166

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SUMMARY OF LOAN LOSS EXPERIENCE

The following tables analyse the movements in the allowance for impairment losses for each of the five years listed.

	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m

Balance at beginning of year – before transition to IAS 39				1,663	1,695
Adjustment to reflect transition to IAS 39 on 1 January 2005				256

Balance at beginning of year after transition to IAS 39	2,408	2,194	2,073	1,919

Exchange and other adjustments	43	2	(13)	1	(11)
Reclassifications	—	—	—	43	—
Acquisition and disposal of businesses and portfolios	—	—	(27)	(27)	(33)
Advances written off:
Loans and advances to customers:
– Mortgages	(23)	(25)	(9)	(6)	(2)
– Other personal lending	(1,206)	(1,256)	(1,195)	(904)	(760)
– Agriculture, forestry and fishing	(2)	(1)	(1)	(1)	(11)
– Energy and water supply	(24)	(11)	(17)	(20)	(18)
– Manufacturing	(34)	(13)	(24)	(27)	(57)
– Construction	(11)	(4)	(7)	(8)	(3)
– Transport, distribution and hotels	(50)	(24)	(50)	(37)	(34)
– Financial, business and other services	(193)	(95)	(142)	(151)	(61)
– Property companies	(6)	—	(4)	—	(15)
– Lease financing	(2)	(26)	(1)	(5)	(3)
– Hire purchase	(59)	(87)	(39)	(77)	(49)
Loans and advances to banks	—	—	—	—	(15)

Total advances written off	(1,610)	(1,542)	(1,489)	(1,236)	(1,028)

Recoveries of advances written off:
Loans and advances to customers:
– Mortgages	1	2	2	2	2
– Other personal lending	102	121	158	125	119
– Agriculture, forestry and fishing	—	—	—	—	3
– Energy and water supply	—	—	1	2	—
– Manufacturing	—	1	3	4	8
– Construction	—	—	1	1	7
– Transport, distribution and hotels	1	1	4	5	14
– Financial, business and other services	3	3	12	14	15
– Hire purchase	5	9	9	5	6

Total recoveries of advances written off	112	137	190	158	174

Total net advances written off	(1,498)	(1,405)	(1,299)	(1,078)	(854)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m

Effect of unwinding of discount recognised through interest
income	(102)	(104)	(100)	(87)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
– Mortgages	171	18	12	18	4
– Other personal lending	1,455	1,313	1,349	1,192	805
– Agriculture, forestry and fishing	2	4	1	—	(2)
– Energy and water supply	35	18	4	2	40
– Manufacturing	122	19	12	(1)	4
– Construction	61	8	5	(3)	4
– Transport, distribution and hotels	66	39	29	20	43
– Financial, business and other services	625	151	53	7	(24)
– Property companies	73	1	—	—	15
– Lease financing	1	35	4	(3)	7
– Hire purchase	107	116	91	70	57
– General provisions					(87)
Loans and advances to banks	158	(1)	—	—	—

Total allowances for impairment losses charged against income for the year	2,876	1,721	1,560	1,302	866

Total balance at end of year	3,727	2,408	2,194	2,073	1,663

Ratio of net write-offs during the year to average loans outstanding during the year	0.6%	0.7%	0.7%	0.6%	0.6%

The following table analyses the coverage of the allowance for loan losses by category of loans.

	2008 Allowance £m	2008 Percentage of loans in each category to total loans %	2007 Allowance £m	2007 Percentage of loans in each category to total loans %	2006 Allowance £m	2006 Percentage of loans in each category to total loans %	2005 Allowance £m	2005 Percentage of loans in each category to total loans %	2004 Allowance £m	2004 Percentage of loans in each category to total loans %

Balance at year end
applicable to:
Loans and advances to banks	158	14.2	—	14.1	1	17.6	1	15.2	1	16.9
Loans and advances to customers:
Mortgages	186	40.0	37	41.5	42	41.3	36	42.5	11	42.4
Other personal lending	2,047	8.8	1,795	9.3	1,720	9.9	1,533	11.2	795	12.3
Agriculture, forestry and fishing	5	1.4	5	1.3	2	1.3	2	1.2	4	1.1
Energy and water supply	33	0.9	22	0.9	14	0.9	32	0.8	63	0.5
Manufacturing	119	4.2	29	3.4	25	3.3	33	3.8	95	2.4
Construction	60	1.1	10	1.2	6	1.0	8	1.1	17	1.1
Transport, distribution and hotels	75	5.1	58	4.7	45	4.5	64	4.5	90	4.6
Postal and telecommunications	—	0.4	—	0.4	—	0.4	—	0.3	—	0.2
Financial, business and other services	706	12.4	232	12.0	166	9.9	250	10.1	206	9.4
Property companies	70	8.1	4	7.1	5	5.6	11	4.2	—	3.2
Lease financing	15	1.6	16	1.9	7	2.1	4	2.8	10	3.3
Hire purchase	253	1.8	200	2.2	161	2.2	99	2.3	91	2.6

Total before general provision	3,727	100.0	2,408	100.0	2,194	100.0	2,073	100.0	1,383	100.0
General provision									280	—

Total balance at year end	3,727	100.0	2,408	100.0	2,194	100.0	2,073	100.0	1,663	100.0

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

In the US non-performing loans and advances are typically written off more quickly than in the UK. Consequently a UK bank may appear to have a higher level of non-performing loans and advances than a comparable US bank although the reported income may be similar in both the US and the UK.

2004

In accordance with IFRS as applicable in 2004, the Group continued to accrue interest, where appropriate, on doubtful debts when there was a realistic prospect of recovery. This interest was charged to the customer’s account but it was not credited to income; it was placed on a suspense account and only taken to income if there ceased to be significant doubt about its being paid.

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

2005

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

As a result of the changes, the Group analysed its 2005 non-performing lending between impaired loans with a provision and impaired loans contractually past due 90 days or more without a provision.

2005 £m

Impaired lending against which provisions are held	4,122
Loans contractually past due 90 days or more as to principal or interest, but against which no provisions have been made	1,210

Total non-performing lending*	5,332

*	There were no troubled debt restructurings in 2005.

2006, 2007 and 2008

In 2007, the Group adopted IFRS 7, which requires more detailed qualitative and quantitative disclosures about its loan portfolios. Accordingly, for 2006, 2007 and 2008, the table below shows separately those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, (iii) impaired, not requiring a provision and (iv) impaired with a provision.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

					Loans and advances designated at fair value through profit or loss £m	Loans and advances to banks £m

	Loans and advances to customers

	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2008
Neither past due nor impaired	110,148	33,571	89,208	232,927	608	40,741
Past due but not impaired	3,134	1,146	555	4,835	—	17
Impaired – no provision required	479	150	1,253	1,882	—	—
– provision held	882	4,327	1,451	6,660	—	158

Gross	114,643	39,194	92,467	246,304	608	40,916

31 December 2007
Neither past due nor impaired	99,828	29,850	73,475	203,153	1,189	34,845
Past due but not impaired	2,153	966	639	3,758	—	—
Impaired – no provision required	415	100	293	808	—	—
– provision held	343	3,600	560	4,503	—	—

Gross	102,739	34,516	74,967	212,222	1,189	34,845

31 December 2006
Neither past due nor impaired	92,873	29,364	60,005	182,242	835	40,638
Past due but not impaired	1,943	1,005	374	3,322	—	—
Impaired – no provision required	658	92	158	908	—	—
– provision held	127	3,580	299	4,006	—	1

Gross	95,601	34,041	60,836	190,478	835	40,639

The analysis of lending between retail and wholesale has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within wholesale are exposures to corporate customers and other large institutions.

The loans that are past due but not impaired are further analysed in the table below according to the number of days that have elapsed since the last payment was due from the borrower.

					Loans and advances designated at fair value through profit or loss £m	Loans and advances to banks £m

	Loans and advances to customers

	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2008
0-30 days	1,527	853	289	2,669	—	—
30-60 days	633	259	90	982	—	—
60-90 days	424	32	70	526	—	17
90-180 days	549	2	77	628	—	—
Over 180 days	1	—	29	30	—	—

Total	3,134	1,146	555	4,835	—	17

31 December 2007
0-30 days	1,123	781	266	2,170	—	—
30-60 days	445	155	107	707	—	—
60-90 days	260	29	129	418	—	—
90-180 days	325	1	67	393	—	—
Over 180 days	—	—	70	70	—	—

Total	2,153	966	639	3,758	—	—

31 December 2006
0-30 days	1,104	797	156	2,057	—	—
30-60 days	341	182	60	583	—	—
60-90 days	216	26	38	280	—	—
90-180 days	280	—	70	350	—	—
Over 180 days	2	—	50	52	—	—

Total	1,943	1,005	374	3,322	—	—

A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

POTENTIAL PROBLEM LOANS

Potential problem loans are loans where known information about possible credit problems causes management to have concern as to the borrower’s ability to comply with the present loan repayment terms.

2004 and 2005

There were no similar disclosure requirements in the UK for the years ended 31 December 2004 and 2005.

The following tables disclose for 2004 and 2005 lendings which were current as to payment of interest and principal but where concerns existed about the ability of the borrowers to comply with loan repayment terms in the near future:

	2005 £m	2004 £m

Potential problem lending	1,800	1,450

The figures shown for potential problem lending are not indicative of the losses that might arise should the credit quality of this lending deteriorate since they do not take into account security held.

2006, 2007 and 2008

IFRS 7 requires, for 2006, 2007 and 2008, the disclosure of information about the credit quality of loans and advances that are neither past due nor impaired. The Group’s disclosures analyse these loans between those that the Group believes are of good quality, satisfactory quality, lower quality and those that are below standard but not impaired.

					Loans and advances designated at fair value through profit or loss £m	Loans and advances to banks £m

	Loans and advances to customers

	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2008
Good quality	109,437	21,251	50,718		129	40,295
Satisfactory quality	643	9,305	34,559		411	192
Lower quality	—	900	3,444		56	240
Below standard, but not impaired	68	2,115	487		12	14

Total	110,148	33,571	89,208	232,927	608	40,741

31 December 2007
Good quality	99,407	18,157	46,240		191	34,647
Satisfactory quality	378	8,964	25,013		670	190
Lower quality	1	665	2,034		327	7
Below standard, but not impaired	42	2,064	188		1	1

Total	99,828	29,850	73,475	203,153	1,189	34,845

31 December 2006
Good quality	92,472	16,940	35,659		513	40,418
Satisfactory quality	359	9,667	21,797		314	201
Lower quality	—	663	2,249		3	17
Below standard, but not impaired	42	2,094	300		5	2

Total	92,873	29,364	60,005	182,242	835	40,638

For further details see page F-77.

INTEREST FOREGONE ON NON-PERFORMING LENDING

The table below summarises the interest foregone on impaired lending.

2008 £m

Interest income that would have been recognised under original contract terms	661
Interest income included in profit	(435)

Interest foregone	226

TROUBLED DEBT RESTRUCTURINGS

In the US, loans whose terms have been modified due to problems with the borrower are required to be separately disclosed. If the new terms were in line with market conditions at the time of the restructuring and the restructured loan remains current as to repayment of principal and interest then the disclosure can be discontinued at the end of the first year.

As noted above, the Group adopted IFRS 7 in 2007; IFRS 7 requires the disclosure of loans that were renegotiated and that would otherwise have been past due or impaired (2008: £144 million; 2007: £579 million; 2006: £342 million); see also page F-78.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In the UK, although a bank is entitled to enforce a first charge on a property held as security, it typically does so only to the extent of enforcing its power of sale. In accordance with IFRS and industry practice, Lloyds Banking Group takes control of a property held as collateral on a loan at repossession but title does not transfer to it. Loans subject to repossession continue to be reported as loans in the balance sheet. Any gains or losses on sale of the acquired property are recorded within the provision for loan losses during the reporting period.

The difference in practices has no effect on net income reported in the UK compared to that reported in the US but it does result in a difference in classification of losses and recoveries in the income statement. It also has the effect of causing UK banks to report an increased level of non-performing loans compared with US banks.

CROSS BORDER OUTSTANDINGS

The business of Lloyds Banking Group involves significant exposures in non-local currencies. These cross border outstandings comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in non-local currency. The following tables analyse, by type of borrower, foreign outstandings which individually represent in excess of 1 per cent of Lloyds Banking Group’s total assets.

	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m

As at 31 December 2008:
United States of America	2.0	8,928	253	1,843	6,832
France	1.1	4,735	69	2,904	1,762
Netherlands	1.0	4,449	4	1,658	2,787
As at 31 December 2007:
Netherlands	1.8	6,245	1	3,806	2,438
United States of America	1.3	4,520	38	1,098	3,384
As at 31 December 2006:
Belgium	1.5	5,081	3	4,607	471
France	1.3	4,389	40	3,224	1,125
United States of America	1.2	4,255	218	1,478	2,559
Netherlands	1.2	4,018	6	1,595	2,417
Germany	1.1	3,655	12	3,274	369

As at 31 December 2008, France had commitments of £571 million, Netherlands had commitments of £496 million and United States of America had commitments of £476 million.

As at 31 December 2008, the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £8,130 million in total, were Belgium and Germany.

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

MARKET RISK

DEFINITION

The risk of reductions in earnings and/or value, through financial or reputational loss, arising from unexpected changes in financial prices, including interest rates, exchange rates, credit spreads and prices for bonds, commodities, equities, property and other instruments. It arises in all areas of the Group’s activities and is managed by a variety of different techniques.

RISK APPETITE

Market risk appetite is defined with regard to the quantum and composition of market risk that exists currently in the Group and the direction in which the Group wishes to manage this.

This statement of the Group’s overall appetite for market risk is reviewed and approved annually by the board. With the support of the group asset and liability committee, the group chief executive allocates this risk appetite across the Group. Individual members of the group executive committee ensure that market risk appetite is further delegated to an appropriate level within their areas of responsibility.

EXPOSURES

The Group’s banking activities expose it to the risk of adverse movements in interest rates, credit spreads, exchange rates and equity prices, with little or no exposure to commodity risk.

Most of the Group’s trading activity is undertaken to meet the requirements of wholesale and retail customers for foreign exchange and interest rate products. However, some interest rate, exchange rate and credit spread positions are taken using derivatives and other on-balance sheet instruments with the objective of earning a profit from favourable movements in market rates.

Market risk in the Group’s retail portfolios and in the Group’s capital and funding activities arises from the different repricing characteristics of the Group’s non-trading assets and liabilities. Interest rate risk arises predominantly from the mismatch between interest rate insensitive liabilities and interest rate sensitive assets.

Foreign currency risk also arises from the Group’s investment in its overseas operations.

The Group’s insurance activities also expose it to market risk, encompassing interest rate, exchange rate, property, credit spreads and equity risk:

–

The management of the With Profit Fund within Scottish Widows involves mismatching of assets and liabilities with the aim of generating a higher rate of return on assets to meet policyholders’ expectations.

–	Unit-linked liabilities are matched with the same assets that are used to define the liability but future fee income is dependent upon the performance of those assets.

–

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

–

Surplus assets are held primarily in three portfolios: the surplus in the non-profit fund within the Long Term Fund of Scottish Widows plc, assets in shareholder funds of life assurance companies and an investment portfolio within the general insurance business.

The Group’s defined benefit staff pension schemes are exposed to significant risks from the constituent parts of their assets and from the present value of their liabilities, primarily equity and real interest rate risk. For further information on pension scheme assets and liabilities please refer to note 37 to the consolidated financial statements.

MEASUREMENT

The primary market risk measure used within the Group is the Value at Risk (‘VaR’) methodology, which incorporates the volatility of relevant market prices and the correlation of their movements. This is used for determining the Group’s overall market risk appetite and for the high level allocation of risk appetite across the Group.

Although an important measure of risk, VaR has limitations as a result of its use of historical data, assumed distribution, holding periods and frequency of calculation. In addition, the use of confidence levels does not convey any information about potential loss when the confidence level is exceeded. Where VaR models are less well suited to the nature of positions, the Group recognises these limitations and supplements its use with a variety of other techniques. These reflect the nature of the business activity, and include interest rate repricing gaps, open exchange positions and sensitivity analysis. Stress testing and scenario analysis are also used in certain portfolios and at group level, to simulate extreme conditions to supplement these core measures.

During 2008, the Group introduced group-wide stress testing to measure exposure to credit spread widening across all businesses in response to the market dislocation that has impacted the observable inputs to asset pricing.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

BANKING – TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Based on the commonly used 95 per cent confidence level, assuming positions are held overnight and using observation periods of the preceding 300 business days, the VaR for the years ended 31 December 2008 and 2007 based on the Group’s global trading positions was as detailed in table 1.4.

The risk of loss measured by the VaR model is the potential loss in earnings. The total and average trading VaR does not assume any diversification benefit across the four risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported as a whole. VaR numbers have increased during 2008 due to the significant rise in market volatility reflected in all the Group’s VaR models across all markets.

TABLE 1.4: BANKING – TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	31 December 2008

	Close £m	Average £m	Maximum £m	Minimum £m

Interest rate risk	6.73	3.36	14.67	0.96
Foreign exchange risk	2.95	1.22	4.06	0.08
Equity risk	0.00	0.25	2.67	0.00
Credit spread risk	7.97	4.94	8.08	4.14

Total VaR	17.65	9.77	24.95	5.35

	31 December 2007

	Close £m	Average £m	Maximum £m	Minimum £m

Interest rate risk	1.63	2.20	4.66	1.27
Foreign exchange risk	0.08	0.23	0.53	0.04
Equity risk	0.00	0.29	3.02	0.00
Credit spread risk	4.21	3.60	8.30	2.06

Total VaR	5.92	6.32	11.00	4.28

BANKING – NON-TRADING

The estimated impact of an immediate 25 basis point increase in interest rates on economic value for the years ended 31 December 2008 and 2007 is shown below (in the 2007 Form 20-F a 200 basis point increase was used). Economic value is defined as the present value of the non-trading portfolios concerned. Impacts have only been shown in one direction but can be assumed to be reasonably symmetrical. No currency breakdown has been provided as most of the exposure is in pounds sterling. These calculations are made monthly using assumptions regarding the maturity of interest rate insensitive assets and liabilities. The portfolio is updated monthly to reflect any changes in the relationship between customer behaviour and the level of interest rates.

This is a risk-based disclosure and the amounts below would be amortised in the income statement over the duration of the portfolio. During 2008, management revised the basis of reporting banking non-trading to a value at risk measure to reflect better the internal measurement used to control this exposure. The decrease compared to 2007 is due to the impact on retail balances of significant cuts in base rate during the last few months of 2008. In view of the unprecedented low interest rate environment in 2009, the assumptions underlying this particular risk measure are under review and likely to change.

TABLE 1.5: BANKING – NON-TRADING

	31 December 2008 £m	31 December 2007 £m

Reduction in value	(158)	8

INSURANCE PORTFOLIOS

The Group’s market risk exposure in respect of insurance activities described above is measured using European Embedded Value (‘EEV’) as a proxy for economic value. The pre-tax sensitivity of EEV to standardised market stresses is shown below for the years ended 31 December 2008 and 2007. Foreign exchange risk arises predominantly from overseas equity holdings. Impacts have only been shown in one direction but can be assumed to be reasonably symmetrical. Opening and closing numbers only have been provided as this data is not volatile or tracked on a daily basis.

TABLE 1.6: INSURANCE PORTFOLIOS

	31 December 2008 £m	31 December 2007 £m

Equity risk (impact of 10% fall pre-tax)	(236)	(248)
Interest rate risk (impact of 25 basis point reduction pre-tax)	59	58
Credit spread risk (impact of 25 basis point increase pre-tax)	(82)	(110)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

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

MONITORING

The senior asset and liability committee regularly reviews high level market risk exposure including, but not limited to, the data described above. It also makes recommendations to the group chief executive concerning overall market risk appetite and market risk policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits are monitored locally by independent risk functions and at a high level by group risk. Where appropriate, escalation procedures are in place.

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

INSURANCE ACTIVITIES

Market risk exposures from the insurance businesses are controlled via approved investment policies and limits set with reference to the Group’s overall risk appetite and regularly reviewed by the senior asset and liability committee:

–	The With Profit Fund is managed in accordance with the relevant fund’s principles and practices of financial management and legal requirements.

–

The investment strategy for other insurance liabilities is determined by the term and nature of the underlying liabilities and asset/liability matching positions are actively monitored. Actuarial tools are used to project and match the cash flows.

–

Investment strategy for surplus assets held in excess of liabilities takes account of the legal, regulatory and internal business requirements for capital to be held to support the business now and in the future.

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

RISK APPETITE

Insurance risk appetite is defined with regard to the quantum and composition of insurance risk that exists currently in the Group and the direction in which the Group wishes to manage this.

EXPOSURES

The major sources of insurance risk within the Group are the insurance businesses and the Group’s defined benefit staff pension schemes. The nature of insurance business involves the accepting of insurance risks which relate primarily to mortality, longevity, morbidity, persistency, expenses, property damage and unemployment. The prime insurance risk carried by the Group’s defined benefit staff pension schemes is related to longevity.

MEASUREMENT

Insurance risks are measured using a variety of techniques including stress and scenario testing; and, where appropriate, stochastic modelling.

Current and potential future insurance risk exposures are assessed and aggregated using risk measures based on 1-in-20 year stresses and other supporting measures where appropriate, for example those set out in Note 33 to the consolidated financial statements.

MITIGATION

A key element of the control framework is the consideration of insurance risk by a suitable combination of high level committees/boards. For the life assurance businesses the key control body is the board of Scottish Widows Group Limited with the more significant risks also being subject to approval by the group executive committee and/or Lloyds Banking Group board. For the general insurance businesses the key control body is the Lloyds TSB General Insurance Limited board with the more significant risks again being subject to group executive committee and/or Lloyds Banking Group board approval. All Group staff pension schemes issues are covered by the group asset and liability committee and the group business risk committee.

The overall insurance risk is mitigated through pooling and through diversification across large numbers of uncorrelated individuals, geographical areas, and different types of risk exposure.

Insurance risk is primarily controlled via the following processes:

–	Underwriting (the process to ensure that new insurance proposals are properly assessed)

–	Pricing-to-risk (new insurance proposals would usually be priced in accordance with the underwriting assessment)

–	Claims management

–	Product design

–	Policy wording

–	Product management

–	The use of reinsurance or other risk mitigation techniques.

In addition, limits are used as a control mechanism for insurance risk at policy level.

At all times, close attention is paid to the adequacy of reserves, solvency management and regulatory requirements.

General insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements which are broadly spread over different reinsurers. Detailed modelling, including that of the potential losses under various catastrophe scenarios, supports the choice of reinsurance arrangements. Appropriate reinsurance arrangements also apply within the life and pensions businesses with significant mortality risk and morbidity risk being transferred to the Group’s chosen reinsurers.

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

OPERATIONAL RISK

DEFINITION

The risk of reductions in earnings and/or value, through financial or reputational loss, from inadequate or failed internal processes and systems, or from people-related or external events.

There are a number of categories of operational risk:

LEGAL AND REGULATORY RISK

The risk of reductions in earnings and/or value, through financial or reputational loss, or from failing to comply with the laws, regulations or codes applicable.

CUSTOMER TREATMENT RISK

The risk of reductions in earnings and/or value, through financial or reputational loss, from inappropriate or poor customer treatment.

BUSINESS PROCESS RISK

The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from inadequate or failed internal processes and systems, people-related events and deficiencies in the performance of external suppliers/service providers.

FINANCIAL CRIME RISK

The risk of reductions in earnings and/or value, through financial or reputational loss, associated with financial crime and failure to comply with related legal and regulatory obligations; these losses may include censure, fines or the cost of litigation.

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

GOVERNANCE RISK

The risk of reductions in earnings and/or value, through financial or reputational loss, from poor corporate governance at group, divisional or business unit level. Corporate governance in this context embraces the structures, systems and processes that provide direction, control and accountability for the enterprise.

SECURITY RISK

The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from theft of or damage to the Group’s assets, the loss, corruption, misuse or theft of the Group’s information assets or threats or actual harm to the Group’s people.

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

Legal and regulatory exposure is driven by the significant volume of current legislation and regulation with which the Group has to comply, along with new legislation and regulation which needs to be reviewed, assessed and embedded into day-to-day operational and business practices across the Group as a whole. Further uncertainties arise where regulations are principles-based without the regulator defining supporting minimum standards either for the benefit of the consumer or firms. This gives rise to both the risk of retrospection from any one regulator and also to the risk of differing interpretation by individual regulators.

For legal and regulatory issues there are significant reputational impacts associated with potential censure which drive the Group’s stance on appetites referred to above. There are clear accountabilities and processes in place for reviewing new and changing requirements. Each business has a nominated individual with ‘compliance oversight’ responsibility under FSA rules. The role of such individuals is to advise and assist management to ensure that each business has a control structure which creates awareness of the rules and regulations to which the Group is subject, and to monitor and report on adherence to these rules and regulations.

MEASUREMENT

Throughout 2008, there was ongoing development of operational risk appetites and metrics to ensure both current and potential future operational risk exposures are understood in terms of both risk and reward potential.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

The Group has comprehensive and consistent operational risk management frameworks for the timely identification, measurement, monitoring and control of operational risk.

Integral to this operational risk management framework is a hybrid approach to calculating capital to support unexpected losses. The capital model calculations are driven by internal data which captures past losses, and forward looking scenarios which value potential future risk events. External industry-wide data is collected to help with validating scenarios.

The capital model outputs are used to determine the internal capital charge for the Group which is then allocated to the businesses within the Group. Following review and approval of the operational risk management framework and capital model, the FSA has granted the banking businesses within the Group an Advanced Measurement Approach (‘AMA’) Waiver which recognises the embedding of the operational risk framework across the businesses. The waiver allowed the Group to calculate its own regulatory capital charge for operational risk from its capital model with effect from 1 January 2008.

The intention is to extend the same methodology to the insurance businesses within the Group where regulatory capital is currently determined under the ICA requirements.

MITIGATION

The Group’s operational risk management frameworks consist of five key components:

–	Identification of the key operational risks facing a business area.

–	Evaluation of the effectiveness of the control framework covering each of the key risks to which the business area is exposed.

–	Evaluation of the non-financial exposures (e.g. reputational risk) for each of the key risks to which the business area is exposed.

–	For material risks identified, an estimate of the exposure to financial losses that could result within the coming financial year, together with an estimate of losses in a stressed environment.

–	For material risks identified, an estimate of exposure to high impact, low frequency events through a scenario.

The Group purchases insurance to mitigate certain operational risk events.

MONITORING

Business unit risk exposure is aggregated at divisional level and reported to group risk where a group-wide report is prepared. The report is discussed at the monthly group compliance and operational risk committee. This committee can escalate matters to the chief risk officer, or higher committees if appropriate.

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

FINANCIAL SOUNDNESS

DEFINITION

Financial soundness risk has three key risk components covering liquidity and funding risk; capital risk; and financial & prudential regulatory reporting, disclosure and tax risk.

LIQUIDITY AND FUNDING

Liquidity risk is defined as the risk that the Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost. Funding risk is further defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient.

In recent months, the strain in the financial systems has increased substantially, leading to a significant tightening in market liquidity with the threat of a more marked deterioration in the global economic outlook and a consequent increase in recourse to liquidity schemes provided by central banks. Whilst various governments, including the UK Government, have taken substantial measures to ease the current crisis in liquidity, such as the measures announced in the UK on 8 October 2008 and 13 October 2008 (for further details on the measures announced by the UK Government see ‘Major shareholders and related party transactions – Information about the Lloyds Banking Group’s relationship with the UK Government’), there can be no assurance that these global measures will succeed in improving the funding and liquidity of the markets in which the major banks, including Lloyds Banking Group, operate.

Consistent with regulatory requirements, the banking and insurance parts of the Group manage their liquidity independently on a stand-alone basis. Liquidity for all UK-based banking business is managed centrally. Liquidity for International banking entities are managed on a stand-alone basis Liquidity risk in the Insurance business is managed at business unit level and is not considered further in this section.

RISK APPETITE

Liquidity and funding risk appetite for the banking businesses is set by the board and reviewed on an annual basis. It is reported through various metrics that enable the Group to manage liquidity and funding constraints. The group chief executive, assisted by the group asset and liability committee and its sub-committee the senior asset and liability committee, regularly reviews performance against risk appetite. The board reviews liquidity and funding risk on a quarterly basis.

EXPOSURE

Liquidity exposure represents the amount of potential outflows in any future period less committed inflows. Liquidity is considered from both an internal and regulatory perspective.

MEASUREMENT

A series of measures are used across the Group to monitor both short- and long-term liquidity including: ratios, cash outflow triggers, and stress test survival period triggers. Strict criteria and limits are in place to ensure marketable securities are available as part of the portfolio of highly liquid assets.

MITIGATION

The Group mitigates the risk of a liquidity mismatch in excess of its risk appetite by managing the liquidity profile of the balance sheet through both short-term liquidity management and long-term funding strategy. Short-term liquidity management is considered from two perspectives; business as usual and crisis liquidity, both of which relate to funding in the less than one year time horizon. Longer term funding is used to manage the Group’s strategic liquidity profile which is determined by the Group’s balance sheet structure. Longer term is defined as having an original maturity of more than one year.

The Group’s funding and liquidity position is underpinned by its significant retail deposit base, accompanied by appropriate funding from the wholesale markets. A substantial proportion of the retail deposit base is made up of customers’ current and savings accounts which, although repayable on demand, have traditionally in aggregate provided a stable source of funding. Additionally, the Group accesses the short-term wholesale markets to raise inter-bank deposits and to issue certificates of deposit and commercial paper to meet short-term obligations. The Group’s short-term money market funding is based on a qualitative analysis of the market’s capacity for the Group’s credit. The Group has developed strong relationships with certain wholesale market segments, and also has access to central banks and corporate customers, to supplement its retail deposit base.

The ability to deploy assets quickly, either through the repo market or through outright sale, is also an important source of liquidity for the Group’s banking businesses. The Group holds sizeable balances of high grade marketable debt securities set out on page F-79 of the consolidated financial statements which can be sold to provide, or used to secure, additional short term funding should the need arise from either market counterparties or central bank facilities (Bank of England, European Central Bank, Federal Reserve Bank of New York). During 2008 the Group increased its stock of liquid assets by £47 billion to £63 billion, compared to £16 billion in 2007, which includes government securities, mortgage-backed securities, corporate and other debt securities.

MONITORING

Liquidity is actively monitored at business unit and Group level at an appropriate frequency. Routine reporting is in place to senior management and through the Group’s committee structure, in particular the group asset and liability committee and the senior asset and liability committee which meet monthly. In a stress situation the level of monitoring and reporting is increased commensurate with the nature of the stress event. Liquidity policies and procedures are subject to independent oversight.

Daily monitoring and control processes are in place to address both statutory and prudential liquidity requirements. In addition, the framework has two other important components:

–

Firstly, Lloyds Banking Group stress tests its potential cash flow mismatch position under various scenarios on an ongoing basis. The cash flow mismatch position considers on-balance sheet cash flows, commitments received and granted, and material derivative cash flows. Specifically, commitments granted include the pipeline of new business awaiting completion as well as other standby or revolving credit facilities. Behavioural adjustments are developed, evaluating how the cash flow position might change under each stress scenario to derive a stressed cash flow position. Scenarios cover both Lloyds Banking Group name specific and systemic difficulties. The scenarios and the assumptions are reviewed at least annually to gain assurance they continue to be relevant to the nature of the business.

–

Secondly, the Group has a contingency funding plan embedded within the Group Liquidity Policy Statement which has been designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

The information reviewed by the group executive committee, group asset and liability committee and senior asset and liability committee includes analysis set out in table 1.7.

TABLE 1.7: GROUP BALANCE SHEET
	31 December 2008 £bn	31 December 2007 £bn	2008 % growth

Assets
Loans and advances to customers	242.7	209.8	15.7
Wholesale assets	72.5	57.7	25.6

Banking assets	315.2	267.5	17.8

Total assets	436.0	353.3	23.4

Liabilities
Non-bank deposits	170.9	156.6	9.1
Wholesale funding*	141.4	105.1	34.5

Total funding	312.3	261.7	19.3

Total liabilities and shareholders equity	436.0	353.3	23.4

*	Excludes repos.

GROUP RETAIL AND WHOLESALE FUNDING MIX

Wholesale assets comprise balances arising from banking business and include loans and advances to banks, trading and other financial assets at fair value through profit and loss and available-for-sale financial assets. Non-bank deposits comprise balances arising from banking businesses and include customer accounts.

The group balance sheet has grown by 23.4 per cent during 2008. The funding for this has been primarily raised in the wholesale markets with customer deposit growth of £14.4 billion.

Wholesale funding has been analysed between that monitored by the London Treasury operations and the Group’s overseas Treasury operations. The wholesale funding shown excludes any repo activity.

The composition and quality of wholesale deposits are regularly reviewed by management and comprises deposits from corporates and government agencies that roll over on a regular basis and are reinvested.

TABLE 1.8: WHOLESALE FUNDING*
	As at 31 December 2008 £bn	As at 31 December 2008%	As at 31 December 2007 £bn	As at 31 December 2007%

Bank	27.9	8.9	28.6	10.9
Non-bank	48.7	15.6	39.5	15.1

Wholesale deposits	76.6	24.5	68.1	26.0
Certificates of deposit	27.9	8.9	11.3	4.3
Medium term notes	15.8	5.1	9.1	3.5
Commercial paper	19.9	6.4	17.6	6.7
Securitisation	9.8	3.1	13.3	5.1
Subordinated liabilities	15.9	5.1	11.9	4.5

London Treasury operations	165.9	53.1	131.3	50.1
Other Treasury operations	45.2	14.5	31.8	12.2

Total	211.1	67.6	163.1	62.3

*	Table 1.8 excludes repo balances.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

TABLE 1.9: RESIDUAL MATURITY OF LONDON TREASURY WHOLESALE FUNDING
	As at 31 December 2008 £bn	As at 31 December 2008%	As at 31 December 2007 £bn	As at 31 December 2007%

Less than one year	127.8	77.0	107.0	81.5
One to two years	5.7	3.5	5.0	3.8
Two to five years	18.1	10.9	11.1	8.5
More than five years	14.3	8.6	8.2	6.2

Total	165.9	100.0	131.3	100.0

Other Treasury operations include those businesses that are run on a stand-alone basis in jurisdictions outside London to support local banking businesses often in different time zones. The residual maturity profile of these operations is less than one year.

TABLE 1.10: RECONCILIATION OF AMOUNTS SHOWN ABOVE WITH THE STATUTORY BALANCE SHEET
2008	London Treasury Functions £bn	Other Treasury Functions £bn	Repos £bn	Other Retail £bn	Statutory Balance Sheet £bn

Non-bank (Customer deposits)	48.7	21.0	—	101.2	170.9
Deposits from banks	27.9	13.7	24.9	—	66.5
Debt securities in issue and trading and other liabilities at fair
value through profit or loss	73.4	9.1	—	—	82.5
Subordinated liabilities	15.9	1.4	—	—	17.3

Total	165.9	45.2	24.9	101.2	337.2

2007	London Treasury Functions £bn	Other Treasury Functions £bn	Repos £bn	Other Retail £bn	Statutory Balance Sheet £bn

Non-bank
(Customer deposits)	39.5	18.5	—	98.6	156.6
Deposits from banks	28.6	9.8	0.7	—	39.1
Debt securities in issue and trading and other liabilities at fair
value through profit or loss	51.3	3.5	—	—	54.8
Subordinated liabilities	11.9	—	—	—	11.9

Total	131.3	31.8	0.7	98.6	262.4

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONTRACTUAL CASH OBLIGATIONS

The following table sets out the amounts and maturities of Lloyds Banking Group’s contractual cash obligations at 31 December 2008.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m

Long-term debt – dated	100	1,489	—	4,533	6,122
Euro Medium-Term Note programme	361	10,479	718	4,369	15,927
Commercial paper programme	7,882	—	—	—	7,882
Securitisation vehicles	15,779	4,604	2,203	226	22,812
Finance leases	1	1	—	14	16
Operating leases	216	375	272	774	1,637
Capital commitments	143	30	—	—	173
Other purchase obligations	697	1,038	379	224	2,338

	25,179	18,016	3,572	10,140	56,907

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. The Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of at least £525 million to these schemes in 2009.

At 31 December 2008, Lloyds Banking Group also had £11,134 million of preferred securities and undated subordinated liabilities outstanding.

At 31 December 2008, the principal sources of liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary company, Lloyds TSB Bank, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds TSB Bank and HBOS to pay dividends going forward, or for Lloyds TSB Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments at 31 December 2008 is included in note 49 to the consolidated financial statements. These commitments are not included in Lloyds Banking Group’s consolidated balance sheet.

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

Lloyds Banking Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The contractual nominal amounts of these guarantees totalled £10,382 million at 31 December 2008 (with £6,255 million expiring within one year; £2,055 million between one and three years; £1,429 million between three and five years; and £643 million over five years).

Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2008, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation vehicle, Cancara. This is funded in the global asset-backed commercial paper market. The assets and obligations of Cancara are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

As at 31 December 2008 Cancara had exposures of £12,615 million, primarily loans and investments (see page F-37). Lloyds TSB Bank provided asset-backed commercial paper liquidity support facilities of £13,185 million.

Lloyds Banking Group has securitised part of its residential mortgage portfolio by transferring beneficial interests in those mortgages to special purpose entities which issue floating rate debt securities. At 31 December 2008 the total amount of residential mortgages subject to securitisation was £34,293 million in respect of which external funding at the year end amounted to £9,824 million. The successful development of Lloyds Banking Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying Lloyds Banking Group’s funding base. For further details, see note 19 to the consolidated financial statements.

Within Lloyds Banking Group’s insurance and investments businesses, the principal sources of liquidity are premiums received from policyholders, charges levied upon policyholders, investment income and the proceeds from the sale and maturity of investments. The investment policies followed by Lloyds Banking Group’s life assurance companies take account of anticipated cash flow requirements including by matching the cash inflows with projected liabilities where appropriate. Cash deposits and highly liquid government securities are available to provide liquidity to cover any higher than expected cash outflows.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

CAPITAL

Capital risk is defined as the risk that the Group has insufficient capital to provide a sufficient resource to absorb predetermined levels of losses or that the capital structure is inefficient.

RISK APPETITE

Capital risk appetite is set by the board and reported through various metrics that enable the Group to manage capital constraints and shareholder expectations. The chief executive, assisted by the group asset and liability committee, regularly reviews performance against risk appetite. The board formally reviews capital risk on an annual basis.

EXPOSURE

A capital exposure arises where the Group has insufficient regulatory capital resources to support its strategic objectives and plans, and to meet external stakeholder requirements and expectations. The Group’s capital management policy is focused on optimising value for shareholders.

MEASUREMENT

The Group’s regulatory capital is divided into tiers defined by the European Community Banking Consolidation Directive as implemented in the UK by the Financial Services Authority’s General Prudential Sourcebook. Tier 1 capital comprises mainly shareholders’ equity, tier 1 capital instruments and minority interests, after deducting goodwill, other intangible assets and 50 per cent of the net excess of expected loss over accounting provisions and certain securitisation positions. During 2008 the FSA has defined core tier 1 capital. Accounting equity is adjusted in accordance with FSA requirements, particularly in respect of pensions and available-for-sale financial assets. Tier 2 capital comprises qualifying subordinated debt after deducting 50 per cent of the excess of expected loss over accounting provisions and certain securitisation positions. The amount of qualifying tier 2 capital cannot exceed that of tier 1 capital. Total capital is reduced by deducting investments in subsidiaries and associates that are not consolidated for regulatory purposes. In the case of Lloyds Banking Group, this means that the net assets of its life assurance and general insurance businesses are excluded from its total regulatory capital.

A number of limits are imposed by the FSA on the proportion of the regulatory capital base that can be made up of subordinated debt and preferred securities. The unpredictable nature of movements in the value of the investments supporting the long-term assurance funds could cause the amount of qualifying tier 2 capital to be restricted because of falling tier 1 resources. The Group seeks to ensure that even in the event of such restrictions the total capital ratio will remain adequate.

The FSA sets Individual Capital Guidance (‘ICG’) for each UK bank calibrated by references to its Capital Resources Requirement (‘CRR’), broadly equivalent to 8 per cent of risk-weighted assets and thus representing the capital required under Pillar 1 of the Basel II framework.

Also a key input into the FSA’s ICG setting process (which addresses the requirements of Pillar 2 of the Basel II framework) is each bank’s Internal Capital Adequacy Assessment Process. The FSA’s approach is to monitor the available capital resources in relation to the ICG requirement. The Group has been given an ICG by the FSA and the board has also agreed a formal buffer to be maintained in addition to this requirement. Any breaches of the formal buffer must be notified to the FSA, together with proposed remedial action. No such notification has been made in 2008. The FSA has made it clear that each ICG remains a confidential matter between each bank and the FSA.

In the context of the current market conditions the FSA has made further statements to explain the approach it has taken to the capital framework; these include core tier 1 and tier 1 targets under stressed conditions.

The Group has developed procedures meant to ensure that compliance with both current and potential future requirements are understood and that policies are aligned to its risk appetite.

In addition to the regulatory framework, the Group also operates an internal capital framework.

MITIGATION

The Group is also able to raise equity either via a rights issue, placing or an open offer. A share placing was undertaken in September 2008 and the board also announced in October 2008 a further placing and open offer to shareholders as part of its participation in the recapitalisation of the banking sector. The Group is able to raise funds by issuing subordinated liabilities. The cost and availability of subordinated liability finance are influenced by credit ratings. A reduction in these ratings could increase the cost and could reduce market access.

MONITORING

Capital is actively managed at an appropriate level of frequency and regulatory ratios are a key factor in the Group’s budgeting and planning processes with updates of expected ratios reviewed regularly during the year by the group asset and liability committee. Capital raised takes account of expected growth and currency of risk assets. Capital policies and procedures are subject to independent oversight. Regular reporting of actual and projected ratios is made to the senior asset and liability committee and to the group asset and liability committee.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

CAPITAL RATIOS (BASEL II)
	31 December 2008 £m	31 December 2007 £m

Tier 1

Share capital and reserves	9,573	12,663
Regulatory post-retirement benefit adjustments	435	704
Other items	(108)	—
Available-for-sale revaluation reserve and cash flow hedging reserve	2,997	402
Goodwill	(2,256)	(2,358)
Other deductions	(1,099)	(929)

Core tier 1 capital	9,542	10,482
Preference share capital	1,966	1,589
Innovative tier 1 capital instruments*	3,169	1,474
Less: restriction in amount eligible	(976)	—

Total tier 1 capital	13,701	13,545

Tier 2
Undated loan capital	5,189	4,457
Dated loan capital	5,091	3,441
Innovative capital restricted from tier 1	976	—
Collectively assessed provisions	21	12
Available-for-sale revaluation reserve in respect of equities	8	12
Other deductions	(1,099)	(928)

Total tier 2 capital	10,186	6,994

Total tier 1 and tier 2 capital	23,887	20,539
Supervisory deductions

Life and pensions businesses	(4,208)	(4,373)
Other deductions	(550)	(491)

Total supervisory deductions	(4,758)	(4,864)

Total capital	19,129	15,675

Risk-weighted assets (unaudited)
Credit risk	149,638	127,228
Market and counterparty risk	8,513	5,280
Operational risk	12,339	10,059

Total risk-weighted assets	170,490	142,567

Risk asset ratios (unaudited)
Core tier 1	5.6%	7.4%
Tier 1	8.0%	9.5%
Total capital	11.2%	11.0%

*

A firm is permitted to include innovative tier 1 capital in its tier 1 capital resources for the purposes of GENPRU1.2 (adequacy of financial resources) but is required to exclude these amounts from tier 1 for the purposes of meeting the main BIPRU firm Pillar 1 rules.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

FINANCIAL AND PRUDENTIAL REGULATORY REPORTING, DISCLOSURE AND TAX

The risk of reputational damage, loss of investor confidence and/or financial loss arising from the adoption of inappropriate accounting policies, ineffective controls over financial, prudential regulatory and tax reporting and the failure to disclose information on a timely basis about the Group.

RISK APPETITE

The risk appetite is set by the board and reviewed on an annual basis. It includes the avoidance of the need for restatement of published financial and prudential regulatory data, public disclosures about the Group’s financial, including tax, performance and its legal constitution.

EXPOSURE

Exposure represents the sufficiency of the Group’s policies and procedures to maintain adequate books and records to support statutory, prudential and tax reporting, to present and detect financial reporting fraud and to manage the Group’s tax exposure.

MITIGATION

The Group maintains a system of internal controls, which are designed to be consistently applied, and to provide a reasonable assurance that transactions are recorded and undertaken in accordance with delegated authorities that permit the preparation and disclosure of financial statements, prudential regulatory reporting and tax returns in accordance with International Financial Reporting Standards, statutory and regulatory requirements.

MONITORING

The Group has in place a disclosure committee whose responsibility is to review all significant disclosures made by the Group and to assist the group chief executive and group finance director fulfil their responsibilities under the Listing Rules and regulations emanating from the US Sarbanes-Oxley Act of 2002. A programme of work is undertaken and designed to support an annual assessment of the effectiveness of internal controls over financial reporting, in accordance with the requirements of section 404 of the US Sarbanes-Oxley Act of 2002; it also has in place an assurance mechanism over its prudential regulatory reporting; additionally, monitoring activities are designed to identify and maintain tax liabilities and to assess emerging regulation and legislation.

FUTURE CHANGES TO REGULATORY CAPITAL RULES

The regulatory capital regime is subject to ongoing review and development by the regulator. The Group continues to work with the regulator to assess the impact on the Group’s regulatory capital requirements and resources.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

LIFE ASSURANCE BUSINESSES

At 31 December 2008, the principal subsidiary involved in the Group’s life assurance operations was Scottish Widows plc (‘Scottish Widows’), which holds the only large With Profit Fund managed by Lloyds Banking Group.

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

‘Realistic’ basis. The FSA requires each life assurance company which contains a With Profit Fund in excess of £500 million, including Scottish Widows, to carry out a ‘realistic’ valuation of that fund. The word ‘realistic’ in this context reflects the terminology used for reporting to the FSA and is an assessment of the financial position of a with-profits fund calculated under a prescribed methodology.

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

The realistic valuation of liabilities is carried out using a stochastic simulation model which values liabilities on a basis consistent with tradable market option contracts (a ‘market-consistent’ basis). The model takes account of policyholder behaviour on a best-estimate basis and includes an adjustment to reflect future uncertainties where the exercise of options by policyholders might increase liabilities. Further details regarding the stochastic simulation model are set out in the section entitled ‘Options and guarantees’.

REGULATORY CAPITAL REQUIREMENTS

Each life assurance company must retain sufficient capital to meet the regulatory capital requirements mandated by the FSA; the basis of calculating the regulatory capital requirement is given below. Except for Scottish Widows, the regulatory capital requirement is a combination of amounts held in respect of actuarial reserves, sums at risk and maintenance expenses (the ‘Long-Term Insurance Capital Requirement’) and amounts required to cover various stress tests. The regulatory capital requirement is deducted from the available capital resources to give ‘statutory excess capital’.

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

CAPITAL STATEMENT

The following table provides more detail regarding the sources of capital in the life assurance business. The figures quoted are based on management’s current expectations pending completion of the annual financial return to the FSA. The figures allow for an anticipated transfer of £110 million from the Long Term Fund to the Shareholder Fund as at 31 December 2008.

	With Profit Fund £m	Non- Participating Fund £m	Total Long Term Fund £m	Shareholder Fund £m	Total £m

As at 31 December 2008
Assets attributable to the shareholder held outside the long-term funds	—	—	—	862	862
Assets attributable to the shareholder held within the long-term funds	—	2,562	2,562	—	2,562

Total shareholders’ funds	—	2,562	2,562	862	3,424
Adjustments onto a regulatory basis:
Life assurance business
Unallocated surplus within insurance business	293	—	293	—	293
Adjustments to remove differences between IFRS and regulatory valuation of assets and liabilities	—	(708)	(708)	(581)	(1,289)
Adjustment to include estimated ‘realistic’ liabilities payable to the shareholder	(406)	—	(406)	—	(406)
Adjustment to replace ‘realistic’ liabilities with statutory liabilities	811	—	811	—	811
Adjustment to remove the value of future profits recognised in respect of non-participating contracts written in the With Profit Fund	(49)	—	(49)	—	(49)
Qualifying loan capital	—	—	—	604	604

Available capital resources	649	1,854	2,503	885	3,388

The figures shown above for available capital resources within the insurance business relate to Scottish Widows plc only. The estimated total additional resources relating to the other life assurance subsidiaries within the Group as at 31 December 2008 are £310 million.

The comparative position as at 31 December 2007 was as follows (again, relating to Scottish Widows plc only):

	With Profit Fund £m	Non- Participating Fund £m	Total Long Term Fund £m	Shareholder Fund £m	Total £m

As at 31 December 2007
Assets attributable to the shareholder held outside the long-term funds	—	—	—	956	956
Assets attributable to the shareholder held within the long-term funds	—	2,343	2,343	—	2,343

Total shareholders’ funds	—	2,343	2,343	956	3,299
Adjustments onto a regulatory basis:
Life assurance business
Unallocated surplus within insurance business	569	—	569	—	569
Adjustments to remove differences between IFRS and regulatory valuation of assets and liabilities	—	(435)	(435)	(602)	(1,037)
Adjustment to include estimated ‘realistic’ liabilities payable to the shareholder	(634)	—	(634)	—	(634)
Adjustment to replace ‘realistic’ liabilities with statutory liabilities	3,695	—	3,695	—	3,695
Adjustment to remove the value of future profits recognised in respect of non-participating contracts written in the With Profit Fund	(23)	—	(23)	—	(23)
Qualifying loan capital	—	—	—	541	541

Available capital resources	3,607	1,908	5,515	895	6,410

FORMAL INTRA-GROUP CAPITAL ARRANGEMENTS

Scottish Widows has a formal arrangement with one of its subsidiary undertakings, Scottish Widows Unit Funds Limited, whereby the subsidiary company can draw down capital from Scottish Widows to finance new business which is reinsured from the parent to its subsidiary. Scottish Widows has also provided subordinated loans to its fellow group undertaking Scottish Widows Bank plc.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

CONSTRAINTS OVER AVAILABLE CAPITAL RESOURCES

Scottish Widows was created following the demutualisation of Scottish Widows Fund and Life Assurance Society in 2000. The terms of the demutualisation are governed by a Court-approved Scheme of Transfer (the ‘Scheme of Transfer’) which, inter alia, created a With Profit Fund and a Non-Participating Fund and established protected capital support for the with-profits policyholders in existence at the date of demutualisation. Much of that capital support is held in the Non-Participating Fund and, as such, the capital held in that fund is subject to the constraints noted below.

Requirement to maintain a Support Account: The Scheme of Transfer requires the maintenance of a ‘Support Account’ within the Non-Participating Fund. The quantum of the Support Account is calculated with reference to the value of assets backing current with-profits policies which also existed at the date of demutualisation and must be maintained until the value of these assets reaches a minimum level. Assets can only be transferred from the Non-Participating Fund if the value of the remaining assets in the fund exceeds the value of the Support Account. Scottish Widows has obtained from the FSA permission to include the value of the Support Account in assessing the realistic value of assets available to the With Profit Fund. At 31 December 2008, the estimated value of surplus admissible assets in the Non-Participating Fund was £1,854 million (31 December 2007: £1,908 million) and the estimated value of the Support Account was £200 million (31 December 2007: £827 million).

Further Support Account: The Further Support Account is an extra tier of capital support for the with-profits policies in existence at the date of demutualisation. The Scheme of Transfer requires that assets can only be transferred from the Non-Participating Fund if the economic value of the remaining assets in the fund exceeds the aggregate of the Support Account and Further Support Account. Unlike the Support Account test, the economic value used for this test includes both admissible assets and the present value of future profits of business written in the Non-Participating Fund or by any subsidiaries of that fund. The balance of the Further Support Account is expected to reduce to nil by the year 2030. At 31 December 2008, the estimated net economic value of the Non-Participating Fund and its subsidiaries for the purposes of this test was £3,603 million (31 December 2007: £4,026 million) and the estimated combined value of the Support Account and Further Support Account was £2,584 million (31 December 2007: £2,834 million).

Other restrictions in the Non-Participating Fund: In addition to the policies which existed at the date of demutualisation, the With Profit Fund includes policies which have been written since that date. As a result of statements made to policyholders that investment policy will usually be the same for both types of business, there is an implicit requirement to hold additional regulatory assets in respect of the business written after demutualisation. The estimated amount required to provide such support at 31 December 2008 is £162 million (31 December 2007: £183 million). Scottish Widows has obtained from the FSA permission to include the value of this support in assessing the realistic value of assets available to the With Profit Fund. There is a further test requiring that no amounts can be transferred from the Non-Participating Fund of Scottish Widows unless there are sufficient assets within the Long Term Fund to meet both policyholders’ reasonable expectations in light of liabilities in force at a year end and the new business expected to be written over the following year.

MOVEMENTS IN REGULATORY CAPITAL

The movements in Scottish Widows plc’s available capital resources can be analysed as follows:

	With Profit Fund £m	Non- Participating Fund £m	Total Long Term Fund £m	Shareholder Fund £m	Total £m

As at 31 December 2007	3,607	1,908	5,515	895	6,410
Changes in assumptions used to measure life assurance liabilities	15	(29)	(14)	—	(14)
Dividends and capital transfers	—	(110)	(110)	(110)	(220)
Changes in regulatory requirements	—	—	—	—	—
New business and other factors	(2,973)	85	(2,888)	100	(2,788)

As at 31 December 2008	649	1,854	2,503	885	3,388

The primary reasons for the movement in total available capital resources during the year are as follows:

WITH PROFIT FUND

Available capital in the With Profit Fund has decreased from £3,607 million at 31 December 2007 to an estimated £649 million at 31 December 2008. The key driver is investment market performance.

NON-PARTICIPATING FUND

Available capital in the Non-Participating Fund has decreased from £1,908 million at 31 December 2007 to an estimated £1,854 million at 31 December 2008. This is primarily a result of the anticipated transfer from the Non-Participating Fund to the Shareholder Fund at the year end of £110 million, and market movements offset by the return generated from the business.

SHAREHOLDER FUND

During 2008, dividends of £220 million were paid.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

FINANCIAL INFORMATION CALCULATED ON A ‘REALISTIC’ BASIS

The estimated financial position of the With Profit Fund of Scottish Widows at 31 December 2008, calculated on a ‘realistic’ basis, is given in the following table, in the form reported to the FSA. As a result of the capital support arrangements, it is considered appropriate to also disclose the estimated ‘realistic’ financial position of the Long Term Fund of Scottish Widows as a whole, which consists of both the With Profit Fund and the Non-Participating Fund.

	31 December 2008		31 December 2007

	With Profit Fund £m	Long Term Fund £m	With Profit Fund £m	Long Term Fund £m

Realistic value of assets of fund	13,155	16,665	16,793	21,005
Support arrangement assets	362	—	1,010	—

Realistic value of assets available to the fund	13,517	16,665	17,803	21,005
Realistic value of liabilities of fund	(13,268)	(13,062)	(16,858)	(16,979)

Working capital for fund	249	3,603	945	4,026

Working capital ratio for fund	1.8%	21.6%	5.3%	19.2%

Subsequent to completion of the Group’s consolidated financial statements, final revisions to the Scottish Widows realistic asset and liability values led to changes in the working capital ratio for the With Profit Fund. The actual year end working capital ratio for the With Profit Fund was 1.9 per cent with the Long Term Fund unchanged at 21.6 per cent.

The financial information calculated on a ‘realistic’ basis reconciles to the capital statement as follows:

	31 December 2008		31 December 2007

	With Profit Fund £m	Long Term Fund £m	With Profit Fund £m	Long Term Fund £m

Available regulatory capital	649	2,503	3,607	5,515
Support arrangement assets	362	—	1,010	—
Adjustments to replace statutory liabilities with ‘realistic’ liabilities	(811)	(779)	(3,695)	(3,575)
Adjustments to include the value of future profits recognised in respect of Non-Participating business written in the With Profit Fund	49	49	23	23
Recognition of future profits allowable for ‘realistic’ capital purposes	—	1,830	—	2,063

	249	3,603	945	4,026

Analysis of policyholder liabilities in respect of the Group’s life assurance business:

	Scottish Widows plc With Profit Fund (in accordance with FRS 27) £m	Other long-term funds £m	Total life business £m

As at 31 December 2008
With Profit Fund liabilities	13,293	—	13,293
Unit-linked business (excluding that accounted for as investment contracts)	—	11,480	11,480
Other life assurance business	—	8,364	8,364

Insurance and participating investment contract liabilities	13,293	19,844	33,137
Non-participating investment contract liabilities	—	14,243	14,243

Total policyholder liabilities	13,293	34,087	47,380

	Scottish Widows plc With Profit Fund (in accordance with FRS 27) £m	Other long-term funds £m	Total life business £m

As at 31 December 2007
With Profit Fund liabilities	16,404	—	16,404
Unit-linked business (excluding that accounted for as investment contracts)	—	14,282	14,282
Other life assurance business	—	6,714	6,714

Insurance and participating investment contract liabilities	16,404	20,996	37,400
Non-participating investment contract liabilities	—	18,197	18,197

Total policyholder liabilities	16,404	39,193	55,597

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

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

Assets held in excess of those backing actuarial reserves are invested across a range of investment categories including fixed interest securities, equities, properties and cash. The mix of investments is determined in line with the policy of the Group to minimise the working capital (defined as available capital less minimum required capital) required to ensure all capital requirements continue to be met under a range of stress tests.

OPTIONS AND GUARANTEES

The Group has sold insurance products that contain options and guarantees, both within the With Profit Fund and in other funds.

OPTIONS AND GUARANTEES WITHIN THE WITH PROFIT FUND

The most significant options and guarantees provided from within the With Profit Fund are in respect of guaranteed minimum cash benefits on death, maturity, retirement or certain policy anniversaries, and guaranteed annuity options on retirement for certain pension policies. For those policies written pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up within the With Profit Fund of Scottish Widows called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2008 of £2.0 billion (2007: £1.7 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

As noted above, under the realistic capital regime of the FSA, the liabilities of the With Profit Fund are valued using a market-consistent stochastic simulation model. This model is used in order to place a value on the options and guarantees which captures both their intrinsic value and their time value.

The most significant economic assumptions included in the model are:

–	Risk-free yield. The risk-free yield is defined as spot yields derived from the UK gilt yield curve.

–

Investment volatility. The calibration of the stochastic simulation model uses implied volatilities of derivatives where possible, or historical observed volatility where it is not possible to observe meaningful prices. For example, as at 31 December 2008, the 10 year equity-implied at-the-money assumption was set at 34.6 per cent (31 December 2007: 25.5 per cent). The assumption for property volatility was 15 per cent (31 December 2007: 15 per cent). The volatility of interest rates has been calibrated to the implied volatility of swaptions which was broadly 16 per cent (31 December 2007: 11 per cent).

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

OPTIONS AND GUARANTEES OUTSIDE THE WITH PROFIT FUND OF SCOTTISH WIDOWS

Certain personal pension policyholders, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £65 million (31 December 2007: £65 million) in respect of those guarantees. If future salary growth were 0.5 per cent per annum greater than assumed, the liability would increase by some £3 million. If yields were 0.5 per cent lower than assumed, the liability would increase by some £11 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INVESTMENT PORTFOLIO, MATURITIES, DEPOSITS, SHORT-TERM BORROWINGS

Available-for-sale financial assets and trading securities and other financial assets at fair value through profit or loss

The following table sets out the book values and valuations of the Group’s debt securities, treasury and other eligible bills and equity shares at 31 December for each of the three years indicated.

	2008 Book value £m	2008 Valuation £m	2007 Book value £m	2007 Valuation £m	2006 Book value £m	2006 Valuation £m

Available-for-sale financial assets
Securities of the US treasury and US government agencies	358	358	319	319	387	387
Other government securities	510	510	—	—	6	6
Other public sector securities	12	12	5	5	189	189
Bank and building society certificates of deposit	9,602	9,602	1,825	1,825	1,615	1,615
Mortgage-backed securities	4,429	4,429	6,050	6,050	5,662	5,662
Other asset-backed securities	4,956	4,956	4,071	4,071	4,721	4,721
Corporate and other debt securities	6,590	6,590	6,270	6,270	4,817	4,817
Equity shares	41	41	29	29	15	15
Treasury bills and other eligible bills	29,209	29,209	1,627	1,627	1,766	1,766

	55,707	55,707	20,196	20,196	19,178	19,178

Trading securities and other financial assets at fair value through profit or loss
Securities of the US treasury and US government agencies	258	258	38	38	138	138
Other government securities	7,106	7,106	4,872	4,872	8,668	8,668
Other public sector securities	18	18	—	—	44	44
Bank and building society certificates of deposit	433	433	811	811	573	573
Mortgage-backed securities	369	369	157	157	538	538
Other asset-backed securities	1,342	1,342	1,927	1,927	1,456	1,456
Corporate and other debt securities	11,656	11,656	17,171	17,171	17,316	17,316
Equity shares	23,274	23,274	31,746	31,746	38,127	38,127

	44,456	44,456	56,722	56,722	66,860	66,860

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2008 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

Available-for-sale financial assets
US treasury and US government agencies	8	2.9	122	3.1	228	3.0	—	—
Other government securities	—	—	8	0.0	—	—	502	0.8
Other public sector securities	12	12.1	—	—	—	—	—	—
Bank and building society certificates of deposit	9,602	1.9	—	—	—	—	—	—
Mortgage-backed securities	193	2.2	3,201	2.4	810	2.6	225	3.3
Other asset-backed securities	427	1.8	1,736	2.1	2,412	3.0	381	3.4
Corporate and other debt securities	629	2.5	3,777	2.5	1,843	2.3	341	3.3
Treasury bills	29,209	0.7	—	—	—	—	—	—

	40,080		8,844		5,293		1,449

Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	—	—	102	3.1	123	4.5	33	4.0
Other government securities	34	2.7	964	3.8	1,343	3.9	4,765	4.0
Other public sector securities	—	—	3	9.0	—	—	15	7.3
Bank and building society certificates of deposit	433	5.7	—	—	—	—	—	—
Mortgage-backed securities	—	—	20	4.8	39	5.5	310	6.4
Other asset-backed securities	—	—	31	7.4	110	13.4	1,201	5.9
Corporate and other debt securities	453	4.0	1,761	4.4	2,786	5.1	6,656	5.0

	920		2,881		4,401		12,980

The Group’s investment holdings at 31 December 2008 include £34,550 million due from the UK Government and its agencies (principally in relation to treasury bills), £7,721 million due from HBOS plc and its subsidiaries, £1,549 million due from SLM Corporation (commonly known as Sallie Mae), £1,385 million due from the Japanese Government and its agencies, £1,325 million due from the European Investment Bank, £1,170 million due from the Newport Holdings group, £1,093 million due from the Invesco group and £953 million due from the Barclays PLC group.

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS AS AT 31 DECEMBER 2008

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis as at 31 December 2008.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five years £m	Total £m

Loans and advances to banks	35,455	5,355	106	40,916
Loans and advances to customers:
– Mortgages	3,901	14,722	96,020	114,643
– Other personal lending	13,720	9,992	1,606	25,318
– Financial, business and other services	18,496	9,646	7,604	35,746
– Lease financing	329	978	3,313	4,620
– Hire purchase	2,377	2,694	224	5,295
– Other	25,711	19,269	15,702	60,682

Total loans	99,989	62,656	124,575	287,220

Of which:
– Fixed interest rate	56,865	29,641	55,527	142,033
– Variable interest rate	43,124	33,015	69,048	145,187

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

DEPOSITS

The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2008 Average balance £m	2008 Average rate %	2007 Average balance £m	2007 Average rate %	2006 Average balance £m	2006 Average rate %

Non-interest bearing demand deposits	3,793	—	3,899	—	4,112	—
Interest-bearing demand deposits	47,985	1.28	46,124	1.80	43,236	1.27
Savings deposits	84,756	3.60	77,834	3.90	68,942	3.39
Time deposits	18,272	6.94	18,090	6.73	16,373	5.19

Total average deposits	154,806	3.19	145,947	3.48	132,663	2.82

CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS

The following table gives details of the Group’s certificates of deposit issued and other time deposits as at 31 December 2008 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m

Certificates of deposit	30,616	876	1,673	41	33,206
Time deposits	46,291	3,746	5,554	3,000	58,591

Total	76,907	4,622	7,227	3,041	91,797

SHORT-TERM BORROWINGS

Short-term borrowings are included within the balance sheet captions ‘Deposits by banks’, ‘Customer accounts’ and ‘Debt securities in issue’ and are not identified separately on the balance sheet. The short-term borrowings of the Group consist of overdrafts from banks, securities sold under agreements to repurchase, notes issued as part of lending securitisations, certificates of deposit issued, commercial paper and promissory notes issued and other marketable paper. Securities sold under agreements to repurchase, certificates of deposit issued, commercial paper and promissory notes and securitisation notes are the only significant short-term borrowings of the Group.

The following tables give details of these significant short-term borrowings of the Group for each of the past three years.

	2008 £m	2007 £m	2006 £m

Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	24,980	733	2,521
Average balance for the year	5,749	3,222	5,982
Maximum balance during the year	24,980	3,728	10,119
Average interest rate during the year	4.4%	4.8%	4.4%
Interest rate at the year end	3.7%	5.2%	4.6%

Certificates of deposit issued
Balance at the year end	33,207	14,995	25,244
Average balance for the year	23,082	24,085	23,289
Maximum balance during the year	33,207	30,467	27,510
Average interest rate during the year	4.1%	5.3%	4.7%
Interest rate at the year end	2.2%	5.6%	5.2%

Commercial paper and promissory notes
Balance at the year end	20,644	17,388	13,067
Average balance for the year	21,520	14,325	12,004
Maximum balance during the year	28,957	17,404	13,458
Average interest rate during the year	3.5%	5.3%	4.6%
Interest rate at the year end	0.8%	2.3%	4.0%

Securitisation notes
Balance at the year end	10,050	12,501	10,048
Average balance for the year	10,182	11,881	1,009
Maximum balance during the year	12,707	13,259	10,048
Average interest rate during the year	4.1%	5.2%	6.0%
Interest rate at the year end	2.8%	5.2%	5.0%

MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The Group is led by the board comprising executive and non-executive directors with wide experience. The appointment of directors is considered by the board and, following the provisions in the articles of association, they must stand for election by the shareholders at the first annual general meeting following their appointment and must retire, and may stand for re-election by the shareholders, at least every three years. Independent non-executive directors are appointed for three-year renewable terms, which may, in accordance with the articles of association, be terminated without notice or payment of compensation.

The board usually meets at least nine times a year. It has a programme designed to enable the directors regularly to review corporate strategy and the operations and results of the businesses and discharge their duties within a framework of prudent and effective controls relating to the assessing and managing of risk.

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

During 2008, Dr Tracy Long, of Boardroom Review, conducted a formal evaluation of the performance of the board, its committees and individual directors. Directors were invited to comment, through questionnaires and interviews, and Dr Long’s report was subsequently reviewed and discussed by the board. Where areas for improvement were identified, action has been agreed.

The chairman’s performance was evaluated by the non-executive directors, taking account of the views of executive directors. This appraisal was discussed at a meeting of the non-executive directors, led by the senior independent director, without the chairman being present.

The remuneration committee reviewed the performance of the chairman, the group chief executive and the other group executive directors, when considering their remuneration arrangements. The nomination committee reviewed the performance of all the directors and the independence of non-executive directors. Like all board committees, the nomination committee and remuneration committee report to the board on their deliberations, including the results of the performance and independence evaluations.

The chairman has a private discussion at least once a year with each director on a wide range of issues affecting the Group, including any matters which the directors, individually, wish to raise.

There is an induction programme for all new directors, which is tailored to their specific requirements and includes visits to individual businesses and meetings with senior management. Major shareholders are also offered the opportunity to meet new non-executive directors. Additional training and updates on particular issues are arranged as appropriate.

The directors and senior management of Lloyds Banking Group plc are:

SIR VICTOR BLANK♦♦†++

Chairman

Joined the board in 2006 as deputy chairman and became chairman in May 2006. Former partner in Clifford-Turner (now Clifford Chance) from 1969 to 1981 and chairman and chief executive of Charterhouse until 1997. Director of The Royal Bank of Scotland from 1985 to 1993 and of GUS from 1993 to 2006 (chairman from 2000). Chairman of Trinity Mirror from 1999 to 2006. A member of the Financial Reporting Council from 2002 to 2007 and a member of the Council of Oxford University from 2000 to 2007. A senior adviser to the Texas Pacific Group and appointed by the Prime Minister as a Business ambassador. Chairs two charities, WellBeing of Women and UJS Hillel, as well as the Council of University College School. Aged 66

WOLFGANG C G BERNDTX♦††

Joined the board in 2003. Joined Procter and Gamble in 1967 and held a number of senior and general management appointments in Europe, South America and North America, before retiring in 2001. A non-executive director of Cadbury, GfK AG and MIBA AG. Aged 66

EWAN BROWN CBE FRSE▲*+ (retiring at the annual general meeting in 2009)

Joined the board in 1999 and was chairman of Lloyds TSB Scotland until May 2008. Joined Noble Grossart in 1969 and was an executive director of that company until December 2003. A non-executive director of Noble Grossart and Stagecoach Group, chairman of Creative Scotland 2009, senior governor of the Court of the University of St Andrews and vice chairman of the Edinburgh International Festival. A former chairman of tie and non-executive director of John Wood Group. Aged 67

PHILIP N GREENX*†

Joined the board in May 2007. Appointed chief executive of United Utilities in 2006. Former chief executive of Royal P&O Nedlloyd from 2003 to 2005. Previously held senior positions in DHL from 1990 to 1999, becoming chief operating officer for Europe and Africa in 1994, and the Reuters Group from 1999 to 2003, becoming chief operating officer in 2001. A director of Business in the Community and the UK Commission for Employment and Skills. A trustee of the Philharmonia Orchestra. Aged 55

SIR JULIAN HORN-SMITHX♦†+

Joined the board in 2005. Held a number of senior and general management appointments in Vodafone from 1984 to 2006 including a directorship of that company from 1996 and deputy chief executive officer from 2005. Previously held positions in Rediffusion from 1972 to 1978, Philips from 1978 to 1982 and Mars GB from 1982 to 1984. A non-executive director of Digicel Group, a member of the Altimo International advisory board and a senior adviser to UBS in relation to the global telecommunications sector. A former chairman of The Sage Group. Aged 60

MANAGEMENT AND EMPLOYEES

LORD LEITCHX*¨+

Joined the board in 2005. Appointed chairman of Scottish Widows in 2007. Held a number of senior and general management appointments in Allied Dunbar, Eagle Star and Threadneedle Asset Management before the merger of Zurich Group and British American Tobacco’s financial services businesses in 1998. Subsequently served as chairman and chief executive officer of Zurich Financial Services United Kingdom, Ireland, Southern Africa and Asia Pacific, until his retirement in 2004. Chairman of the Government’s Review of Skills (published in December 2006) and deputy chairman of the Commonwealth Education Fund. Chairman of BUPA and Intrinsic Financial Services and a non-executive director of Paternoster. Former chairman of the National Employment Panel. Aged 61

SIR DAVID MANNING GCMG CVOX♦†+

Joined the board on 1 May 2008. Entered the Foreign and Commonwealth Office in 1972 and held senior appointments, including HM ambassador to Israel between 1995 and 1998, foreign policy adviser to the Prime Minister from 2001 to 2003 and HM ambassador to the USA from 2003 to 2007. A non-executive director of BG Group and Lockheed Martin UK Holdings. Aged 59

CAROLYN J McCALL OBEX†

Joined the board on 1 October 2008. Appointed group chief executive of Guardian Media Group in 2006 having joined that organisation in 1986 and held a number of senior and general management appointments before becoming a director in 2000. Chair of Opportunity Now and a director of Business in the Community. Aged 47

T TIMOTHY RYAN, JRX*+

Joined the board on 1 March 2009. President and chief executive of the Securities Industry and Financial Markets Asociation. Held a number of senior appointments in JP Morgan Chase from 1993 to 2008 including vice chairman, financial institutions and governments, from 2005. A director of the US-Japan Foundation and the International Foundation of Electoral Systems and a member of the Global Markets Advisory Committee for the National Intelligence Council. A former director in the Office of Thrift Supervision, US Department of the Treasury and Koram Bank. Aged 64

MARTIN A SCICLUNAX**+

Joined the board on 1 September 2008. Chairman of Deloitte UK from 1995 to 2007 and a member of the board from 1991 to 2007. Joined the firm in 1973 and was a partner from 1982 until he retired in 2008. A member of the board of directors of Deloitte Touche Tohmatsu from 1999 to 2007. A non-executive director of Great Portland Estates. A member of the council of Leeds University and a governor of Berkhamsted School. Aged 58

ANTHONY WATSON CBEX

Joined the board on 2 April 2009. Previously chief executive of Hermes Pensions Management. Held a number of senior appointments in AMP Asset Management from 1991 to 1998. A former chairman of the Strategic Investment Board (Northern Ireland). A non-executive director of Hammerson, Vodafone and Witan Investment Trust and chairman of Marks and Spencer Pension Trust, Asian Infrastructure Fund and Lincoln’s Inn investment committee. A former chairman of MEPC and a former member of the Financial Reporting Council. Aged 64

J ERIC DANIELS

Group Chief Executive

Joined the board in 2001 as group executive director, UK retail banking before his appointment as group chief executive in June 2003. Served with Citibank from 1975 and held a number of senior and general management appointments in the USA, South America and Europe before becoming chief operating officer of Citibank Consumer Bank in 1998. Following the Citibank/Travelers merger in 1998, he was chairman and chief executive officer of Travelers Life and Annuity until 2000. Chairman and chief executive officer of Zona Financiera from 2000 to 2001. A non-executive director of BT Group. Aged 57

ARCHIE G KANE

Group Executive Director, Insurance

Joined the Group in 1986 and held a number of senior and general management appointments before being appointed to the board in 2000, as group executive director, IT and operations. Appointed group executive director, insurance and investments in October 2003. After some 10 years in the accountancy profession, joined General Telephone & Electronics Corporation in 1980, serving as finance director in the UK from 1983 to 1985. Chairman of the Association of British Insurers and a member of the Chancellor’s Financial Services Global Competitiveness Group, The Takeover Panel and the Chancellor’s Insurance Industry Working Group. Aged 56

G TRUETT TATE

Group Executive Director, Wholesale

Joined the Group in 2003 as managing director, corporate banking before being appointed to the board in 2004. Served with Citigroup from 1972 to 1999, where he held a number of senior and general management appointments in the USA, South America, Asia and Europe. He was president and chief executive officer of eCharge Corporation from 1999 to 2001 and co-founder and vice chairman of the board of Chase Cost Management Inc from 1996 to 2003. A non-executive director of BritishAmerican Business Inc. A member of the fund-raising board of the National Society for the Prevention of Cruelty to Children, a director of Business in the Community and a director and trustee of In Kind Direct. Aged 58

TIM J W TOOKEY

Group Finance Director (from 2008)

Joined the Group in 2006 as deputy group finance director, before being appointed acting group finance director in April 2008. Appointed to the board in October 2008 as group finance director. Previously finance director for the UK and Europe at Prudential from 2002 to 2006 and group finance director of Heath Lambert Group from 1996 to 2002. Prior to that, he spent 11 years at KPMG. Aged 46

HELEN A WEIR CBE

Group Executive Director, Retail

Joined the board in 2004 as group finance director. Appointed as group executive director, UK retail banking in April 2008. Group finance director of Kingfisher from 2000 to 2004. Previously finance director of B&Q from 1997, having joined that company in 1995, and held a senior position at McKinsey & Co from 1990 to 1995. Began her career at Unilever in 1983. A non-executive director of Royal Mail Holdings. A member of the Said Business School Advisory Board and a former member of the Accounting Standards Board. Aged 46

*Member of the audit committee **Chairman of the audit committee ♦ Member of the nomination committee ♦♦ Chairman of the nomination committee † Member of the remuneration committee †† Chairman of the remuneration committee + Member of the risk oversight committee ++ Chairman of the risk oversight committee X Independent director ▲ Senior independent director

MANAGEMENT AND EMPLOYEES

EMPLOYEES

As at 31 December 2008, the Group employed 58,756 people (on a full-time equivalent basis), compared with 58,078 at 31 December 2007. At 31 December 2008 56,718 employees were located in the UK, 1,061 in continental Europe, 473 in the Americas, and 504 in the rest of the world. At the same date, 29,150 people were employed in UK Retail Banking, 5,147 in Insurance and Investments, 15,385 in Wholesale and International Banking, and 9,074 in other functions.

The Group is committed to providing employment practices and policies which recognise the diversity of its workforce and ensure equality for employees regardless of sex, race, disability, age, sexual orientation or religious belief.

In the UK, the Group belongs to the major employer groups campaigning for equality for the above groups of staff, including Employers’ Forum on Disability, Employers’ Forum on Age, Stonewall and the Race for Opportunity. The Group’s involvement with these organisations enables it to identify and implement best practice for its staff.

Employees are kept closely involved in major changes affecting them through such measures as team meetings, briefings, internal communications and opinion surveys. There are well established procedures, including regular meetings with recognised unions, to ensure that the views of employees are taken into account in reaching decisions.

Schemes offering share options or the acquisition of shares are available for most staff, to encourage their financial involvement in the Group. Further details are given in ‘Compensation’.

The Group has a code of business conduct which applies to all employees. The code as amended from time to time is available to the public on the Company’s website at www.lloydsbankinggroup.com.

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

COMPENSATION

This is a report made by the board of Lloyds Banking Group plc, on the recommendation of the remuneration committee. It covers the current and proposed components of the remuneration policy and details the remuneration for each serving director during 2008.

REMUNERATION DECISIONS FOR 2008/2009 KEY HIGHLIGHTS

In 2009, the Group’s remuneration package will continue to have the same main elements as for 2008:

– base salary

– annual incentive

– long-term incentive plan

In addition, executive directors participate in pension arrangements and receive benefits such as life assurance and medical insurance.

The following key decisions have been made for 2008/2009 remuneration:

– at their own request, the executive directors will not be awarded any bonus for 2008

– base salaries for executive directors frozen at 2008 levels

– reduced the maximum level of incentives from 2008 levels by 175 per cent of salary

– strengthened the role for non-financial measures, introducing a balanced scorecard into the long-term incentive plan focused on the HBOS integration

– increased the role of risk-adjusted economic profit, by introducing it as a measure in the long-term incentive plan, in addition to its current use in the annual incentive

– changed the annual incentive plan so that the payment is deferred over three years, and subject to clawback if the performance on which the incentive is based is found not to be sustainable

– determined that, from April 2012, executive directors will no longer participate in the final salary pension plan

The approximate make-up of the main components of the Group’s new package for executive directors on an expected value basis is shown below.

The package is designed to encourage a long-term and risk-based focus:

– Salary is a significant proportion of the total package, avoiding excessive leverage

– All incentives will be paid on a deferred basis over three years

– Deferred annual incentive is subject to clawback, i.e. is not paid if performance on which the incentive is based is found to be unsustainable

– A combination of financial and non-financial measures encourages a long-term focus

– Economic profit, which is a risk-adjusted profit measure, is a core financial target

The Group believes that these arrangements are well aligned with the Financial Services Authority’s draft Code of Practice on Remuneration.

COMPENSATION

GOVERNANCE AND RISK MANAGEMENT

An essential component of the Group’s approach to remuneration is the governance process that underpins it. This ensures that the Group’s policy is robustly applied and risk is managed appropriately.

The remuneration committee reviews the remuneration policy for the top management group. The committee’s role is to ensure that members of the executive management are provided with appropriate incentives to encourage them to enhance the performance of the Group and that they are rewarded for their individual contribution to the success of the organisation.

The committee advises on major changes of employee benefits schemes and it also agrees the policy for authorising claims for expenses from the group chief executive and the chairman. It has delegated power for settling remuneration for the chairman, the group executive directors, the company secretary and any group employee whose salary exceeds a specified amount, currently £350,000.

All the independent non-executive directors are invited to attend meetings if they wish, and they receive the minutes and have the opportunity to comment and their views taken into account before the committee’s decisions are implemented.

The committee’s terms of reference are available from the company secretary and are displayed on the Group’s website, www.lloydsbankinggroup.com.

The committee met on nine occasions during 2008, and the members were as follows:

– Dr Wolfgang Berndt (chairman)

– Sir Victor Blank

– Mr Philip Green

– Sir Julian Horn-Smith

– Sir David Manning (from 1 May 2008)

The Group welcomed Sir David Manning to the committee in May 2008, which was the only change to the committee membership during the year.

The committee retains independent consultants to provide advice on specific matters according to their particular expertise. Towers Perrin, Hewitt New Bridge Street and Kepler Associates were retained by the committee during 2008 to advise on various matters relating to executive remuneration. In addition, PricewaterhouseCoopers LLP (‘PwC’) were also retained in 2008 specifically to support the committee with a one-off project to review executive remuneration arrangements in light of the acquisition of HBOS, given their particular expertise in relation to the remuneration aspects of transactions. In recognition that PwC are also the auditors to the Lloyds Banking Group and to mitigate any threat to audit independence, Kepler Associates continue to be retained as the remuneration committee’s primary independent advisers, and were commissioned to provide comment on PwC’s advice.

In addition to their advice on executive remuneration, during 2008 Towers Perrin also provided market remuneration data as well as other remuneration consulting services to the Group, Hewitt New Bridge Street provided pension consulting services and PwC were the Group’s auditors.

During 2008, Alithos Limited continued to provide information on behalf of the committee for the testing of the total shareholder return (‘TSR’) (calculated by reference to both dividends and growth in share price) performance conditions for the Group’s long-term incentive schemes.

Mr Daniels, Mrs Risley (Group Human Resources Director), Mr Farley (Reward & Employment Policy Director) and Ms Kemp (HR Director, Total Reward) provided guidance to the committee (other than for their own remuneration).

The remuneration committee takes an interest in ensuring that appropriate remuneration and governance arrangements are in place throughout the organisation, with the Group functions providing an oversight role in the development of remuneration policy and practice below the senior executive population. In particular, divisional remuneration decisions are subject to independent oversight from the human resources function and the appointment and remuneration for risk officers in the divisions is reviewed in conjunction with the chief risk officer for the Group.

During 2008, the committee received a review of the Group’s remuneration practices against a number of criteria including customer, shareholder alignment, conflict of interest and risk. This was prior to the review of practices requested by the Financial Services Authority (‘FSA’) in October 2008. In general, the review found that there was good alignment between remuneration practices and the policy objectives. However, changes are being implemented to the practice in some areas of the business. In particular the Group had put in place for those employees in its Wholesale and International Banking division a bonus deferral plan appropriate to the roles they perform. As described above the Group has also implemented a deferral arrangement for senior executives, and has increased the use of its risk-adjusted economic profit measure in its incentive plans.

Following the FSA’s approach to a number of major UK banks in October 2008, the Group submitted an analysis of its current remuneration policies against their proposed good practice criteria. The assessment showed a generally favourable comparison. The Group has met with representatives from the FSA and will continue to co-operate with them as they develop their updated guidance in 2009. Their draft Code of Conduct was published in March 2009. Although the Group believes its approach is well aligned with the Code of Conduct, the Group’s approach has been subject to a further detailed review.

As a result of this review, and discussions with the FSA, the Group has identified some areas of governance where it will be implementing changes for the future, as part of its plan for integrating the heritage Lloyds TSB Group and HBOS businesses:

– The Group will be enhancing the formal role of control functions in the oversight of remuneration. Input is already sought from the risk and finance functions into remuneration design and decisions. However, the Group believes that its governance would benefit from a more formalised role for control functions in its remuneration processes.

COMPENSATION

– The Group will be reviewing the oversight of divisional remuneration. Already it applies independent oversight of divisional remuneration from the Group’s centre function. During 2008, the group HR function, in conjunction with the risk function, undertook the group-wide review of remuneration practices summarised above, and the Group will be reviewing the oversight processes and governance controls relating to divisions to identify areas where they can be further strengthened. The Group’s particular emphasis will be on ensuring that the linkage between good risk practices and remuneration can be robustly demonstrated.

– Regulators have identified the remuneration of risk officers as one of their areas of interest. The decision on risk officer remuneration is already held at the Group’s centre function. The Group will be reviewing the remuneration setting processes for all of its control functions to ensure that all potential conflicts of interest are identified and managed.

DIRECTORS’ REMUNERATION POLICY

The Group’s remuneration policy supports its business strategy, which is based on building long-term relationships with its customers and employees, and managing the financial consequences of its business decisions across the entire economic cycle. The policy is designed to ensure that cost effective packages are provided which attract and retain executive directors and senior management of the highest calibre and motivate them to perform to the highest standards. At the same time, the objective is to align individual rewards with the Group’s performance, the interests of its shareholders, and a prudent approach to risk management. In this way the Group balances the requirements of its various stakeholders: customers, shareholders, employees, and regulators. The Group believes that this approach is in line with the Association of British Insurers best practice code on remuneration as well the draft Financial Services Authority’s Code of Practice, as the policy seeks to reward long-term value creation whilst not encouraging excessive risk taking.

Summarised below is how each of these policy objectives is met by the Group’s remuneration packages.

Policy objective	How achieved

Building long-term relationships

The Group builds relationships with its customers and people rather than viewing them as counterparties in a money-making transaction and will be seeking to extend its philosophy across the integrated Group. This means that working for the Lloyds Banking Group should be about more than pay. While the Group’s relationships with its people means that it will pay them fairly and competitively, pay is positioned conservatively against the market and the Group will not seek to be among the highest payers in the sector. In setting pay for executive directors, the Group takes account of the terms and conditions applying to other employees of the Group.

The Group’s incentive measures are not just financial. Half of the annual incentive for executives is linked to a scorecard including how the Group performed against targets that measure how satisfied its customers are with it, and the extent to which its employees feel engaged with and committed to working for the Lloyds Banking Group, both of which are important foundations of a relationship-based strategy.

Managing the financial consequences of the Group’s business through the economic cycle

Economic profit is a key measure by which the Group manages its business. This measure takes into account the level of capital required to generate profits as well as the risks taken. The same level of profit generated at lower risk results in higher economic profit. Economic profit also measures risk based on an assessment of how business will perform through the economic cycle.

Therefore, for example, in good times, when default rates on loans are low, the Group adjusts the economic profit measure downwards based on a higher average expected default experience over the economic cycle. This encourages it to avoid business and funding strategies that are only profitable during boom times but turn bad in a recession. Economic profit plays a prominent role in the Group’s incentive plans for executives, a role which will be further enhanced in 2009, with its inclusion in the long-term incentive plan performance measures.

Aligning individual rewards with Group performance and shareholders

The majority of the Group’s executives’ pay is linked to stretching performance targets through annual and long-term incentives. Performance measures on the annual incentive are directly aligned to the Group’s financial and non-financial performance.

Executives are aligned with shareholders through the long-term incentive plan, which pays out based on performance against Group targets over a three year period, and which is paid in shares to improve alignment with shareholders further.

The combination of incentive plans is designed to enable executives to achieve pay levels within the top 25 per cent of comparable companies, provided that performance is also in the top 25 per cent.

Executives are required to build up a holding in Lloyds Banking Group plc shares of value equal to 1.5 times salary for executive directors (2 times salary for the group chief executive). They are expected to retain half of the net-of-tax proceeds of share plan pay-outs until they reach this target.

Finally, the Group operates tough contract provisions whereby no executive has an entitlement to more than 12 months’ notice, compensation on termination is limited to basic salary, and any compensation is paid monthly over 12 months and is mitigated if the executive gets another job. This approach avoids the risk of payment for failure. These requirements are among the toughest in the FTSE 100.

COMPENSATION

Policy objective	How achieved

A prudent approach to risk management

Economic profit measures profit relative to the risk taken to generate that profit. Its use in the Group’s incentive plans therefore encourages executives to take a prudent approach to risk.

The Group also has non-financial measures of performance against risk objectives in the plan for executives, which enables a more rounded assessment of risk-taking behaviour to be made.

For the 2009 incentive the Group has increased the alignment to long-term prudent risk management by introducing deferral. For executive directors and other senior executives, any cash incentive earned will be deferred and paid-out over three years. If the performance that led to the incentive is found to be unsustainable, then this deferred portion may be forfeited.

The Group pays competitively but not excessively. Its prudent approach to positioning compensation means that it reduces the incentives where excessive risk may be taken for personal gain. This means that it does not attract employees with an extreme appetite for risk.

The Group has a robust governance framework with an independent remuneration committee reviewing all compensation decisions. This robust approach to governance and review is cascaded through the organisation.

Cost effective packages to attract and retain executives

The Group aims to ensure that the totality of remuneration for executive directors is competitive against its benchmark groups. These groups are other major UK banks, and also the top 20 companies in the FTSE 100, reflecting practices in comparably sized large UK companies across all sectors. The Group aims to be competitively but conservatively positioned against the market.

The Group aims to choose incentive plan targets that are directly linked to the business strategy and priorities. This not only ensures alignment with company performance, but also means that the targets are meaningful to executives and therefore motivating. This ensures that incentive packages are valued by executives and therefore cost effective.

REMUNERATION FOR 2009

The remuneration committee had already started a review of executive remuneration during 2008 prior to the announcement of the HBOS acquisition. This was in the light of concerns about the competitiveness of the package, which had led to the committee making long-term incentive awards of 375 per cent of salary in 2008, above the normal maximum of 300 per cent. The scope and context of this review was naturally altered by the acquisition of HBOS and by the rapidly evolving environment in the financial services sector.

The changes introduced as a result of this review are summarised below.

SUMMARY OF REMUNERATION ELEMENTS

The key remuneration elements for 2009 as a result of the review are summarised below. Each individual element is then described in more detail in the subsequent sub-sections.

Element	Level/design for 2009	Key purpose

Base salary	Set competitively relative to FTSE 20 and banking sector competitors	Meet essential commitments of executive Retention

No increase for 2009 compared with 2008

Annual incentive	200 per cent of salary maximum (225 per cent for the group chief executive), as for 2008	Alignment with Group performance

	Based 50 per cent on Group financial targets relating to profit before tax and economic profit	Alignment with sound risk management

	Based 50 per cent on balanced scorecard covering customers, people, risk and build franchise	Motivation of executives

Subject to deferral with the first tranche released in 2011

Long-term incentive plan	200 per cent of salary maximum, 175 per cent of salary less than the maximum award level in 2008, split as follows:	Alignment with shareholder interests

	120 per cent of salary Normal LTIP Award based:	Alignment with sound risk management
– 50 per cent on Earnings per Share
– 50 per cent on Economic Profit
	80 per cent of salary Integration Award based:	Motivation and retention of executives
– 50 per cent on financial synergy savings
– 50 per cent on non-financial measures of the success of the HBOS integration

Pension	A mixture of final salary and defined contribution pension arrangements	Enable executives to build long-term retirement savings

	From April 2012, executive directors with final salary pensions will move to a defined contribution pension arrangement, with no compensation	Retention

Despite the significantly increased responsibilities of the executive directors, the maximum total pay opportunity for an executive director in 2009 is reduced by 175 per cent of salary from 2008.

COMPENSATION

GENERAL CONSIDERATIONS

When deciding the approach to take for remuneration in 2009, the remuneration committee considered a range of factors. In forming the Lloyds Banking Group, the Group’s senior executive team will be managing a combined business twice the size of the heritage Lloyds TSB Group, at the same time as integrating two highly complex businesses, one of which had a flawed business model. The balance sheet alone will be among the largest balance sheets in the world. There will be significant increases in workload and responsibilities. Shareholders, customers and tax-payers will want to ensure that the right team is in place, appropriately motivated and incentivised to take the Group forward, put appropriate risk management frameworks into HBOS, and deliver the value from the takeover. The terms on which senior executives have recently been appointed within the banking sector shows that shareholders remain convinced of the need to offer competitive compensation packages.

At the same time, the committee has been very aware of developments in the financial services sector and in relation to remuneration practices more widely. The committee reviewed trends in relation to base salary and incentives at other major financial firms globally, including those participating in Government funding programmes. The committee also considered the implications of the Financial Services Authority’s draft code on remuneration. Finally the committee considered developments at the other UK and international banks, including the terms on which senior executives at banks were hired during 2008 (including executives departing from the heritage Lloyds TSB Group).

BASE SALARY

Basic salaries are reviewed annually, usually in December, taking into account individual performance and market information (which is provided by Towers Perrin) and then adjusted from 1 January of the following year. The remuneration committee confirmed during the 2008 review that the FTSE 20 was the most appropriate comparator group to use to benchmark overall competitiveness of the remuneration package whilst taking particular account of the remuneration practice of the Group’s direct competitors, namely the major UK banks. The FTSE 20 is regarded as providing a realistic and relevant comparison in terms of company size and complexity, as well as being a key market for talent.

However, in recognition of the current operating environment and in common with many of the Group’s peers, base salaries for 2009 remain unchanged from the salaries set for 2008. Basic salary increases for other employees across the Group will remain in line with any market movement, but will, in general be significantly lower than in previous years.

Name	J E Daniels	A G Kane	G T Tate	T J W Tookey	H A Weir

As at 1 January 2008	£1,035,000	£590,000	£640,000	£600,000*	£625,000

* With effect from appointment on 30 October 2008.

This approach has also been applied to the chairman’s salary and non-executive director fees for 2009 which remain unchanged from 2008.

ANNUAL INCENTIVE PLAN

The heritage Lloyds TSB Group annual incentive plan already had many good features, such as the combination of financial and non-financial measures, which supported the Group’s prudent approach to managing risk. The Group is proposing to keep these features, while enhancing the operation of the plan in order to increase the alignment between risk and reward still further.

The remuneration committee has considered the preliminary guidance from the FSA relating to good practice criteria, and has reviewed emerging practice in other banks within the sector both in the UK and overseas. Although more than half of the Group’s total incentive opportunity was already deferred, through its long-term incentive plan, it has decided that the annual incentive for executive directors should be deferred also. Consistent with the aim of ensuring that short-term financial results are only achievable sustainably, the committee has decided that the incentive will be deferred and released in tranches over a three year period. The deferral will be on the same basis as for senior staff with the first tranche being released in June 2011. The deferred incentive will be subject to 100 per cent clawback if the performance that generated the incentive is found to be unsustainable.

The maximum annual incentive opportunity remains unchanged at 200 per cent (225 per cent for Mr Daniels) of basic salary for the achievement of exceptional performance targets.

The remuneration committee believes that the structure of the incentive – in particular the use of risk-adjusted and non-financial measures – has been highly successful in promoting a long-term focus within the senior management team. Introducing this deferral element further enhances these aspects of the plan.

COMPENSATION

LONG-TERM INCENTIVE AWARD

The current LTIP rules allow for awards to be made of up to 400 per cent of base salary. Under normal circumstances awards are made of 300 per cent of salary with the additional 100 per cent available for circumstances that the remuneration committee deems to be exceptional. In 2008, awards were made of 375 per cent of base salary to the group chief executive and two of the executive directors for retention purposes, and in light of data reviewed by the committee which showed total remuneration to be behind median both for the FTSE 20, and the other major UK banks.

Further information viewed by the committee through 2008 continued to show that total remuneration for the executive directors was materially behind the median of the Group’s peer groups, even before allowing for the increased responsibilities of running the combined bank and the magnitude of the task of integrating the two businesses.

However, there is a strong overall focus on cost control within the business, and rapid changes within the industry make it difficult to assess what will, in future, be market competitive. Therefore, the committee has determined not to seek authority from shareholders to increase the LTIP award to the level required to achieve a market median value of remuneration. Instead, the committee has determined that for 2009 the grant level for executive directors should be set at 200 per cent of base salary.

This means that, in its totality, the maximum remuneration opportunity for executive directors in 2009 will be reduced by 175 per cent of salary from the maximum awarded to a director in 2008, despite a doubling in the size of the Group, and despite the challenges ahead in integrating the businesses to create the Lloyds Banking Group.

LONG-TERM INCENTIVE PERFORMANCE MEASURES

In reviewing measures, the remuneration committee has aimed to build on existing aspects of the remuneration policy that have been successful, with a focus on long-term performance, taking appropriate account of risk. At the same time, the committee has sought to develop arrangements that motivate executives to meet the near-term objectives of integrating the two businesses.

The setting of the definitive performance targets for 2009 will be completed in time for publication prior to the annual general meeting. The committee will continue to engage with shareholders during this time and will share the detail of the performance targets once they are finalised.

Performance targets will be set by reference to analysts’ expectations, internal business plans, competitive performance assessments and probability modelling. Stretch performance will be equated to the remuneration committee’s assessment of an upper quartile performance level or greater. Non-financial targets will be fully disclosed, and payments against them justified, in the year of vesting.

The detailed rationale for the proposed measures is set out below.

EARNINGS PER SHARE (APPLYING TO AWARD OF 60 PER CENT OF SALARY, BEING HALF THE REGULAR LTIP AWARD)

Earnings per share continues to be an important measure of the Group’s profitability and ability to generate cash at a point in time. The committee has therefore decided to retain this well-recognised measure in the Group’s incentive system.

ECONOMIC PROFIT (APPLYING TO AWARD OF 60 PER CENT OF SALARY, BEING HALF THE REGULAR LTIP AWARD)

Economic profit has been used as a performance measure within the heritage Lloyds TSB Group for a number of years. It has been very successful at introducing a long-term, risk-based approach to managing the Group’s business. Given the increasing focus now being placed on risk-adjusted measures by shareholders and regulators, adoption of this established measure into the LTIP is felt by the committee to be a further enhancement of the alignment between the Group’s remuneration and business strategy. The Group’s economic profit measure is a through-the-cycle measure, which encourages prudent risk management of the Group’s portfolio, considering the impact of decisions over an entire economic cycle.

Economic profit replaces relative total shareholder return within the LTIP. The committee is of the view that at the current time, with extreme market volatility and the level of disruption in the Group’s peer group, TSR is not a robust performance measure. Moreover, the committee is concerned that relative TSR measures may not have been supportive of sound risk management policies during economic upswings. Indeed, such a measure can encourage a ‘strategic herd mentality’, with banks encouraged to take on more risk in order to improve the prospects of significantly out-performing their peers. Economic profit, by measuring risk-adjusted performance with targets reflecting the Company’s specific risk appetite, is, in the view of the committee, a better incentive for sustainable performance.

The committee is aware that some shareholders favour relative TSR as a measure, and so will further consider its role for long-term incentive awards in 2010 and beyond during the review to be carried out later in 2009. However, it is the view of the committee that an economic profit measure is better aligned with the Financial Services Authority’s draft Code of Practice criteria.

SYNERGY TARGETS (APPLYING TO AWARD OF 40 PER CENT OF SALARY, BEING 50 PER CENT OF THE INTEGRATION AWARD)

The Integration Award naturally includes a component relating to the achievement of the Group’s £1,500 million synergy goal by the end of 2011. However, in order to demonstrate the credibility of the integration to the market, it is important that the trajectory of achieving the synergies, and the cost of achievement, are well balanced. Therefore, the synergy element will include targets for synergy savings in 2009 and 2010 (although awards will not ultimately vest until the end of 2011, and will be subject to an assessment by the remuneration committee at that point that the synergies have been achieved on a sustainable basis).

COMPENSATION

INTEGRATION BALANCED SCORECARD (APPLYING TO AWARD OF 40 PER CENT OF SALARY, BEING 50 PER CENT OF THE INTEGRATION AWARD)

The committee believes that an excessive focus on financial targets can potentially reward short-term actions that are detrimental to the long-term health of the business. For this reason a balanced scorecard has been operated in the annual incentive plan for a number of years, with great success. The committee has decided that this success should be built upon by measuring part of the 2009 LTIP on a long-term balanced scorecard of non-financial measures underpinning the success of the integration over 2009 to 2011. These measures will be grouped under the categories by which the integration is being managed:

– Risk

– Customer

– People

– Build business

These measures are distinct from the similarly named areas under the annual incentive plan. The annual incentive measures focus on excellence of performance in business as usual activities. The non-financial measures in the integration balanced scorecard are specific to the integration. There is a major change programme to be undertaken within HBOS, particularly in relation to systems and processes for measuring and managing risk. The integration balanced scorecard will be built around outperformance on this change agenda.

PENSION

In April 2012, all executive directors will transition to defined contribution pension arrangements with contributions of 25 per cent of base salary for the group chief executive and other executive directors, with no compensation for ceasing final salary accrual.

FURTHER REVIEW OF EXECUTIVE REMUNERATION DURING 2009

The committee recognises that the above proposals for executive remuneration for 2009 are being made at a time of high uncertainty and great volatility, and therefore the committee has decided to undertake a further review of executive remuneration during 2009. This is to ensure that the overall positioning of remuneration remains appropriate when compared with the external market and ensures that the Lloyds Banking Group is able to attract and retain the high calibre of talent needed to lead the combined Group, while reflecting latest trends in the sector and any updated guidance from shareholders and regulators. The committee will continue to engage with shareholders during this review.

OTHER SHARE PLANS

The executive directors and the chairman are also eligible to participate in the Group’s ‘sharesave’ scheme and the Group’s ‘shareplan’. These are ‘all-employee’ share schemes.

CHAIRMAN’S REMUNERATION

The chairman’s remuneration comprises salary and benefits which are broadly similar to those extended to the executive directors. However, he does not participate in the annual bonus and long-term incentive arrangements, nor is he entitled to pension benefits.

The chairman’s salary is reviewed annually, usually in December, taking into account performance and market information and then adjusted from 1 January of the following year. No adjustments will be made from 1 January 2009 and his salary remains unchanged at £640,000.

INDEPENDENT NON-EXECUTIVE DIRECTORS’ FEES

The fees of the independent non-executive directors are agreed by the board within a total amount determined by the shareholders. To accommodate a potentially larger board following the acquisition of HBOS, a resolution was passed at the general meeting on 19 November 2008 to increase this amount to £1 million. Directors may also receive fees, agreed by the board, for membership of board committees. The fees are designed to recognise the various responsibilities of a non-executive director’s role and to attract individuals with relevant skills, knowledge and experience. The fees are neither performance related nor pensionable and are comparable with those paid by other companies. The annual fees from 1 January 2009 are unchanged and are listed below.

Board	£65,000
Audit committee chairmanship	£50,000
Audit committee membership	£20,000
Nomination committee membership	£5,000
Remuneration committee chairmanship	£30,000
Remuneration committee membership	£15,000
Risk oversight committee membership	£15,000

Independent non-executive directors who serve on the boards of subsidiary companies may also receive fees from the subsidiaries. The fees paid in 2008 to the current non-executive directors are shown in the table below.

COMPENSATION

REMUNERATION FOR 2008

2008 ANNUAL INCENTIVE SCHEME

The annual incentive scheme for executive directors is designed to reflect specific goals linked to the performance of the business.

Incentive awards for executive directors are based upon individual contribution and overall corporate results. Half of the incentive opportunity is driven by corporate performance based on the stretching budget relating to profit before tax and economic profit. The level of achievement against the targets for profit before tax and economic profit that results in the lower payout will determine the extent to which the target has been met. The other half of the incentive opportunity is determined by divisional achievement driven through individual performance. Individual targets relevant to improving overall business performance are contained in a balanced scorecard and are grouped under the following headings:

– Financial

– Franchise growth

– Customer service

– Risk – People development

These targets are weighted differently for each of the executive directors, reflecting differing strategic priorities. The non-financial measures include key performance indicators relating to process efficiency, service quality and employee engagement.

The maximum annual incentive opportunity is 200 per cent (225 per cent for Mr Daniels) of basic salary for the achievement of exceptional performance targets. The maximum payment under the corporate half of the annual incentive is only available if exceptional performance is achieved against the stretching corporate budget. An amount equal to 50 per cent of this element of the incentive is available on the achievement of the stretching corporate budget. Failure to achieve at least 90 per cent of the stretching budget would result in no payment under the corporate half of the incentive.

In recognition of the current environment, the executive directors have elected not to receive any annual incentive in respect of 2008.

LONG-TERM INCENTIVE PLANS

2008 LONG-TERM INCENTIVE PLAN AWARDS

In 2008, following shareholder consultation, three directors were granted enhanced awards of 375 per cent of basic salary. This was to ensure that for these directors, where there was a concern about retention, the Group continued to provide a fully market competitive remuneration framework.

Details of the plan, including the specific performance conditions, can be found on pages 99 and 100.

2008 NON-EXECUTIVE DIRECTORS’ FEES (£)

	Lloyds Banking Group					LTSBS*	SW**	2008 Total fees
	Board	Audit committee	Remuneration committee	Nomination committee	Risk Oversight committee	Board	Board

W C G Berndt	65,000		30,000	5,000				100,000
Ewan Brown	65,000	30,568			15,000	11,568		122,136
J P du Plessis	65,000	39,432		5,000	9,715			119,147
P N Green	65,000	20,000	15,000					100,000
Sir Julian Horn-Smith	65,000		15,000	5,000	15,000			100,000
Lord Leitch	65,000	20,000		5,000	15,000		60,000	165,000
Sir David Manning	43,333		10,000	3,333	10,000			66,666
C J McCall	16,250							16,250
M A Scicluna	21,666	6,667			5,000			33,333

 * Lloyds TSB Scotland plc.

** Scottish Widows Services Ltd.

DILUTION LIMITS

The following charts illustrate the shares available for the Group’s share schemes.

COMPENSATION

PENSIONS

Executive directors are either entitled to participate in the Group’s defined benefit pension schemes (based on salary and length of service, with a maximum pension of two thirds of final salary), or the Group’s defined contribution scheme (under which their pension entitlement will be based upon both employer and employee contributions). The defined benefit schemes are closed to new entrants on recruitment.

Pension accruals under the defined benefits scheme for Messrs Daniels and Kane will continue until April 2012. Thereafter they will have the opportunity to either participate in a defined contribution scheme or to receive a cash supplement with no compensation for ceasing final salary accrual. There is no entitlement to an immediate and unreduced pension should their employment be terminated before the normal date of retirement.

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

Any entitlements under the pension scheme or equity plans will be in accordance with the scheme rules on leaving.

	Notice to be given by the Company	Date of service agreement/letter of appointment

Sir Victor Blank	6 months	25 January 2006
J E Daniels	12 months	22 January 2009
A G Kane	12 months	23 January 2009
G T Tate	12 months	9 February 2009
T J W Tookey	12 months	26 January 2009
H A Weir	12 months	21 January 2009
Former directors who served during 2008
T A Dial	12 months	23 May 2005
M E Fairey	12 months	28 August 1991

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

During 2008, Mr Daniels and Mrs Weir received fees of £54,718 and £42,500 respectively, which were retained by them, for serving as non-executive directors of other companies.

PERFORMANCE GRAPH

The graph below illustrates the performance of the Group measured by TSR against a ‘broad equity market index’ over the past five years. The Group has been a constituent of the FTSE 100 index throughout this five year period.

COMPENSATION	AUDITED INFORMATION

DIRECTORS’ EMOLUMENTS FOR 2008

	Salaries/ fees £000	Other benefits				Performance- related payments £000[3]	2008 Total £000	2007 Total £000

		Cash £000	[1]	Non-cash £000	[2]

Current directors who served during 2008
Executive directors
J E Daniels	1,035	108		8		—	1,151	2,884
A G Kane	590	22		23		—	635	1,377
G T Tate	640	25		24		—	689	1,386
T J W Tookey (from 30.10.08)	104	4		—		—	108
H A Weir	625	95		22		—	742	1,586
Non-executive directors
Sir Victor Blank	640	12		17		—	669	661
W C G Berndt	100						100	90
Ewan Brown	122						122	151
P N Green	100						100	56
Sir Julian Horn-Smith	100						100	95
Lord Leitch	165						165	130
Sir David Manning (from 01.05.08)	67						67
C J McCall (from 01.10.08)	16						16
M A Scicluna (from 01.09.08)	33						33
Former directors who served during 2008
J P du Plessis	119						119	80
M E Fairey (until 30.6.08)	315	18		4		—	337	1,440
T A Dial (until 18.4.08)	340	128		2		—	470	1,995
Others	124

	5,111	412		100		—	5,623	12,055

Notes:

[1]

The cash column under ‘other benefits’ includes flexible benefits payments (4 per cent of basic salary), the tax planning and education allowances for Mr Daniels, the housing allowance and pension scheme allowance for Ms Dial (paid until 30.6.08), payments to certain directors who elect to take cash rather than a company car under the car scheme and the cash balance of a pension allowance for Mrs Weir. Sir Victor Blank has elected to take cash rather than a company car.

[2]

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

[3]	The executive directors waived their entitlement to any bonus in respect of the 2008 performance. There will be no free shares award under Shareplan in respect of 2008.

COMPENSATION	AUDITED INFORMATION

WAIVED FEES

For the period 1 January – 30 June 2008, Mr Fairey waived fees payable to him as a director of Lloyds TSB Group Pension Trust (No.1) Limited and Lloyds TSB Group Pension Trust (No.2) Limited, which totalled £5,000 (2007: £10,750 waived). For the period 1 July – 31 December 2008, Mr Fairey received fees payable to him as a director and chairman of the Lloyds TSB Group Pension Trust (No.1) Limited and Lloyds TSB Group Pension Trust (No.2) Limited which totalled £35,000.

Mr Brown waived fees payable to him as a director and chairman of Lloyds TSB Group Pension Trust (No.1) Limited and Lloyds TSB Group Pension Trust (No.2) Limited for the period 1 January – 30 June 2008, which totalled £7,000 in 2008 (2007: £15,500 waived).

DIRECTORS’ PENSIONS

The executive directors are currently members of one of the pension schemes provided by the Group with benefits either on a defined benefit or defined contribution basis. Those directors who joined the Group after 1 June 1989 and are members of a defined benefit scheme have pensions provided on salary in excess of the earnings cap either through membership of a funded unapproved retirement benefits scheme (‘FURBS’) or by an unfunded pension promise. Retirement pensions accrue at rates of between 1/60 and 1/30 of basic salary.

For those directors who are members of a defined pension scheme, pension will continue to accrue until 5 April 2012. On 6 April 2012, defined benefit pension accrual will cease and directors will be offered the option to participate in the defined contribution pension scheme in operation at that date. Alternatively, they may choose not to join the scheme and elect to receive a pension cash allowance.

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

DEFINED CONTRIBUTION SCHEME MEMBERS

During the year to 31 December 2008 (from 30 October 2008 for Mr Tookey), the employer has made the following (£000) contributions to the defined contribution scheme:

G T Tate	128
T J W Tookey	23
H A Weir	56

DEFINED BENEFIT SCHEME MEMBERS

	Accrued pension at 31 December 2008 £000 (a)	Accrued pension at 31 December 2007 £000 (b)	Change in accrued pension £000 (a)-(b)	Transfer value at 31 December 2008 £000 (c)	Transfer value at 31 December 2007 £000 (d)	Change in transfer value £000 (c)-(d)	Additional pension earned to 31 December 2008 £000 (e)	Transfer value of the increase £000 (f)

J E Daniels	175	147	28	3,263	2,878	385	23	428
A G Kane	342	305	37	6,146	5,701	445	25	449
M E Fairey	339*	322	17	n/a	7,469	n/a	n/a	n/a

* Pension as at 30 June 2008 (i.e. normal retirement date).

The disclosures in columns (a) to (d) are as required by the Companies Act 1985 Schedule 7A.

Columns (a) and (b) represent the deferred pension to which the directors would have been entitled had they left the Group on 31 December 2008 and 2007, respectively.

Column (c) is the transfer value of the deferred pension in column (a) calculated as at 31 December 2008 based on factors supplied by the actuary of the relevant Group pension scheme. The basic method used to arrive at the factors has not changed during the year, although minor adjustments have been made following the introduction of new requirements applicable to transfer calculations effective from 2008.

Column (d) is the equivalent transfer value, but calculated as at 31 December 2007 on the assumption that the director left service at that date.

Column (e) is the increase in pension built up during the year, recognising (i) the accrual rate for the additional service based on the pensionable salary in force at the year end, and (ii) where appropriate the effect of pay changes in ‘real’ (inflation adjusted) terms on the pension already earned at the start of the year.

Column (f) is the capital value of the pension in column (e).

COMPENSATION	AUDITED INFORMATION

The disclosures in columns (e) and (f) are as required by the UK Listing Authority listing rules. The requirements of the listing rules differ from those of the Companies Act. The listing rules require the additional pension earned over the year to be calculated as the difference between the pension accrued at the end of the financial year and the pension accrued at the start of the financial year less the increase in the pension earned over the year solely due to inflation. The transfer value in column (f) can differ significantly from the change in transfer value as required by the Companies Act because the additional pension accrued over the year calculated in accordance with the listing rules makes allowance for inflation, and the change in the transfer value required by the Companies Act will be significantly influenced by changes in the assumptions underlying the transfer value calculation at the beginning and end of the financial year.

Members of the Group’s pension schemes have the option to pay additional voluntary contributions: neither the contributions nor the resulting benefits are included in the above table.

Major changes to the legislation governing the provision of pensions in the UK (known as pension simplification) came into effect in April 2006. Benefits from an approved pension scheme will be limited to the Lifetime Allowance, currently £1.65 million which is equivalent to an annual pension of £82,500. Any benefit in excess of this amount will incur a tax charge for the individual. The Group has agreed that if an executive director has benefits in excess of the Lifetime Allowance they may cease to accrue benefits in the Scheme and receive a salary supplement as an alternative. This will not cost the Group more than the current arrangements. The Group will not compensate any individual in respect of any increased tax liability arising from pension simplification. To date, the executive directors affected have elected to continue to accrue benefits in the approved scheme.

FORMER DIRECTORS WHO SERVED DURING 2008

Ms Dial elected to become a member of the pension scheme for life cover only.

Mr Fairey retired as at 30 June 2008 and took his non-approved benefit entitlement in the form of a lump sum in accordance with the scheme rules. A tax free amount of £4.523 million was paid from the FURBS, with a further taxable amount of £2.446 million made by the bank from provisions set aside. The total amount of £6.969 million covered the bank’s liability to provide benefits in respect of salary in excess of the earnings cap.

COMPENSATION

DIRECTORS’ INTERESTS

The interests, all beneficial, of those who were directors at 31 December 2008 in shares in Lloyds Banking Group were:

SHARES

	At 1 January 2008 (or later date of appointment)	At 31 December 2008	At 26 February* 2009

Executive directors
J E Daniels	166,023	423,018	607,514
A G Kane	137,000	204,061	293,523
G T Tate	8,112	75,072	108,315
T J W Tookey	2,252	2,493	4,186
H A Weir	10,511	61,822	89,306
Non-executive directors
Sir Victor Blank	200,000	301,199	433,528
W C G Berndt	170,000	170,000	243,899
Ewan Brown	4,677	95,074	136,402
J P du Plessis	10,000	50,000	71,735
P N Green	5,000	5,000	7,173
Sir Julian Horn-Smith	5,000	5,000	7,173
Lord Leitch	10,000	10,000	14,347
Sir David Manning	4,500	4,500	6,456
C J McCall	—	—	—
M A Scicluna	—	10,000	14,461

*

The changes in beneficial interests between 31 December 2008 and 26 February 2009 related to applications made under the 2008 placing and open offer, the scheme of arrangement relating to the acquisition of HBOS plc and ‘partnership’ and ‘matching’ shares acquired under the Group’s employee shareplan.

COMPENSATION	AUDITED INFORMATION

INTERESTS IN SHARE OPTIONS

	At 1 January 2008 (or later date of appointment)

		Granted during the year	Exercised during the year	Lapsed during the year	At 31 December 2008	Exercise price	Exercise periods

							From	To	Notes

J E Daniels	939,177			807,693	131,484	419.25p	18/3/2007	17/3/2014	d, f
	521,876			91,329	430,547	474.25p	17/3/2008	16/3/2015	e, f
	2,236			2,236		418p	1/6/2009	30/11/2009	a, n
		6,906			6,906	139p	1/1/2012	30/6/2012	a, h

A G Kane	50,000			50,000		880p	4/3/2001	3/3/2008	b, j
	27,000				27,000	887.5p	4/3/2002	3/3/2009	b, g
	64,786				64,786	549.5p	6/3/2003	5/3/2010	c, g
	11,841				11,841	615.5p	8/8/2003	7/8/2010	c, g
	34,759				34,759	655p	6/3/2004	5/3/2011	c, g
	5,783		5,783		—	284p	1/6/2008	30/11/2008	a, k
	523,255			450,000	73,255	419.25p	18/3/2007	17/3/2014	d, f
	300,474			52,583	247,891	474.25p	17/3/2008	16/3/2015	e, f
		6,906			6,906	139p	1/1/2012	30/6/2012	a, h

G T Tate	268,336			203,936	64,400	419.25p	18/3/2007	17/3/2014	d, f
	195,409			168,052	27,357	403p	12/8/2007	11/8/2014	d, f
	300,474			52,583	247,891	474.25p	17/3/2008	16/3/2015	e, f
	3,851			3,851		418p	1/6/2011	30/11/2011	a, n
		6,906			6,906	139p	1/1/2012	30/6/2012	a, h

T J W Tookey	2,798			2,798		343p	1/6/2011	30/11/2011	a, n
		6,906			6,906	139p	1/1/2012	30/6/2012	a, h

H A Weir	556,208			478,340	77,868	424.75p	29/4/2007	28/4/2014	d, f
	5,093			5,093		321p	1/11/2009	30/4/2010	a, n
	300,474			52,583	247,891	474.25p	17/3/2008	16/3/2015	e, f
		6,906			6,906	139p	1/1/2012	30/6/2012	a, h

Sir Victor Blank		4,897		4,897		343p	1/6/2013	30/11/2013	a, n
		6,906			6,906	139p	1/1/2012	30/6/2012	a, h

Other share plan

T J W Tookey	35,305				35,305	(see page 100)	20/4/2009	19/10/2009	h

COMPENSATION	AUDITED INFORMATION

INTERESTS IN SHARE OPTIONS continued

	At 1 January 2008

		Granted during the year	Exercised during the year	Lapsed during the year		At 31 December 2008	Exercise price	Exercise periods

								From	To	Notes

Former directors who served during 2008
M E Fairey	48,000			48,000			859.5p	15/5/2001	14/5/2008	b, f, j
	57,000					57,000	817p	2/8/2002	1/8/2009	b, g
	85,896					85,896	549.5p	6/3/2003	5/3/2010	c, g
	10,931					10,931	615.5p	8/8/2003	7/8/2010	c, g
	42,884					42,884	655p	6/3/2004	5/3/2011	c, g
	555,992			478,154		77,838	419.25p	18/3/2007	17/3/2014	d, f
	344,754			60,332		284,422	474.25p	17/3/2008	16/3/2015	e, f
	1,789			1,789	†		418p	1/6/2009	30/11/2009	a, h

T A Dial	464,134			464,134		0	474p	11/8/2008	10/8/2015	e, h, m

Other share plan

T A Dial	242,825			242,825		—	(see page 100)	1/6/2008	30/11/2008	i

†	Funds from this Sharesave option were repaid to Mr Fairey after he left the board.

Notes

a)	Sharesave.

b)	Executive option granted between March 1998 and August 1999.

c)	Executive option granted between March 2000 and March 2001.

d)	Executive option granted between March 2004 and August 2004.

e)	Executive options granted from March 2005.

f)	Exercisable to the extent at which the performance condition vested.

g)	Not exercisable as the performance conditions had not been met.

h)	Not exercisable as the option has not been held for the period required by the relevant scheme.

i)	Option lapsed on notice of resignation tendered prior to 31 May 2008.

j)	Option lapsed as not exercised by 10th anniversary of date of grant.

k)	Mr Kane exercised his 2003A Sharesave option on 7 August 2008. Market price on day of exercise was 318.75p. In that regard Mr Kane made a gain of £2,009.59.

l)	Exercisable Sharesave option.

m)	Lapsed on resignation.

n)	Cancelled Sharesave option.

Mr Fairey retired from the Group on 30 June 2008.

Mr Tookey was appointed to the board on 30 October 2008.

Ms Dial resigned from the board on 18 April 2008 and left the Group on 30 June 2008.

The market price for a share in the Company at 1 January 2008 and 31 December 2008 was 467.5p and 126p, respectively. The range of prices between 1 January 2008 and 31 December 2008 was 118.5p to 483.1229p.

None of the other directors at 31 December 2008 had options to acquire shares in the Company or its subsidiaries.

COMPENSATION	AUDITED INFORMATION

The following table contains information on the performance conditions for executive options granted since 1998. The remuneration committee chose the relevant performance condition because it was felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

Options granted	Performance conditions

March 1998 – August 1999

Growth in earnings per share which is equal to the aggregate percentage change in the retail price index plus two percentage points for each complete year of the relevant period plus a further condition that the Company’s ranking based on TSR over the relevant period should be in the top 50 companies of the FTSE 100.

March 2000 – March 2001

As for March 1998 – August 1999 except that there must have been growth in the earnings per share equal to the change in the retail price index plus three percentage points for each complete year of the relevant period.

March 2004 – August 2004

That the Company’s ranking based on TSR over the relevant period against a comparator group (17 UK and international financial services companies including the Company) must be at least ninth, when 14 percent of the option will be exercisable. If the Company is ranked first in the group, then 100 percent of the option will be exercisable and if ranked tenth or below the performance condition is not met.
Options granted in 2004 became exercisable as the performance condition was met on the re-test. The performance condition vested at 24 per cent for Mr Tate’s March option and at 14 percent for all other options granted to executive directors during 2004.

March 2005 – August 2005

That the Company’s ranking based on TSR over the relevant period against a comparator group (15 companies including the Company) must be at least eighth, when 30 per cent of the option will be exercisable. If the Company is ranked first to fourth position in the group, then 100 per cent of the option will be exercisable and if ranked ninth or below, the performance condition is not met.
Options granted in 2005 became exercisable as the performance condition was met when tested. The performance condition vested at 82.5 per cent for all options granted to executive directors.

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

Executives received a further award of ‘performance shares’ on the basis of two performance shares for each bonus share. The receipt of the performance shares is dependent on the satisfaction of a TSR performance condition measured over three financial years of the Company.

The following table details the number of bonus and performance shares released in respect of their 2004 bonus and the number of bonus and performance shares remaining under the plan relating to the 2005 bonus.

	Bonus shares				Performance shares

	At 1 January 2008		Released 18 March 2008	At 31 December 2008	At 1 January 2008		Vested 10 April 2008	Lapsed 10 April 2008	At 31 December 2008	Award price	Bonus shares release date

J E Daniels	57,737		57,737		195,720		97,860	97,860		479p	18/3/2008
	50,944			50,944	172,694				172,694	566.10p	20/3/2009
A G Kane	22,171		22,171		75,156		37,578	37,578		479p	18/3/2008
	20,531			20,531	69,598				69,598	566.10p	20/3/2009
G T Tate	22,710		22,710		76,982		38,491	38,491		479p	18/3/2008
	27,358			27,358	92,738				92,738	566.10p	20/3/2009
H A Weir	16,628		16,628		56,366		28,183	28,183		479p	18/3/2008
	20,062			20,062	68,008				68,008	566.10p	20/3/2009

Former directors who served during 2008
M E Fairey	31,901		31,901		108,140		54,070	54,070		479p	18/3/2008
	22,459	*			76,134				76,134	566.10p	20/3/2009
T A Dial	16,909	*		0	57,322	**	N/A	N/A	0	566.10p	20/3/2009

*	Bonus shares released in June 2008.

**	Performance Shares lapsed on resignation.

COMPENSATION	AUDITED INFORMATION

The following table contains information on the performance conditions for performance shares. The remuneration committee chose the relevant performance condition because it was felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

Performance shares awarded	Performance conditions

March 2005 and March 2006

That the Company’s ranking based on TSR over the relevant period against a comparator group (15 companies including the Company) must be at least eighth for any shares to be received. If ranked ninth or below no shares would be received. The maximum of two performance shares for each bonus share will be awarded only if the Company is first in the comparator group; one performance share will be awarded for each bonus share if the Company is placed fifth; and one performance share for every two bonus shares if the Company is placed eighth. Between first and fifth positions and fifth and eighth positions a sliding scale will apply.

Whilst income tax was deducted from the deferred bonus before the conversion to bonus shares, where a match of performance shares is justified, these shares will be awarded as if income tax had not been deducted. This maintains the original design of the plan prior to the issue of guidance from HM Revenue & Customs in December 2004.

The performance condition attached to the March 2005 award was met, with the Company ranked in fifth place. Bonus shares were released on 18 March 2008, with one performance share awarded for every bonus share. Performance shares were released on 10 April 2008.

LLOYDS TSB LONG-TERM INCENTIVE PLAN

The following are conditional share awards available under the plan. Further information regarding this plan can be found on page 88.

	At 1 January 2008	Awarded during the year	Lapsed during the year	At 31 December 2008	Year of vesting	Notes

J E Daniels	507,692			507,692	2009
	534,322			534,322	2010
		838,735		838,735	2011	b

A G Kane	288,460			288,460	2009
	306,122			306,122	2010
		413,309		413,309	2011	a

G T Tate	297,114			297,114	2009
	333,951			333,951	2010
		518,638		518,638	2011	b

T J W Tookey	54,258			54,258	2009
	52,875			52,875	2010
		71,220		71,220	2011	a

H A Weir	288,460			288,460	2009
	320,037			320,037	2010
		506,482		506,482	2011	b

Former Directors who served during 2008
M E Fairey	328,846			328,846	2009
	333,951			333,951	2010	c

T A Dial	328,846		328,846	—	2009	d
	347,866		347,866	—	2010	d

Notes

a)	Share price for the award made 6 March 2008 was 428.25p.

b)	Share price for the award made 4 April 2008 was 462.75p.

c)

Mr Fairey’s LTIP awards will continue to vesting dates, but will be pro-rated depending on the number of months worked during each award. For the award made on 12 May 2006, this would be 30 months. For the awards made on 8 March 2007, the half subject to the EPS performance condition would be over 18 months and the half subject to the TSR performance condition would be over 16 months.

d)	Ms Dial’s LTIP awards lapsed following her resignation from the Group.

COMPENSATION	AUDITED INFORMATION

The following table contains information on the performance conditions for awards made under the long-term incentive plan. The remuneration committee chose the relevant performance conditions because they were felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

LTIP award	Performance conditions

May 2006

For 50 per cent of the award (the ‘EPS Award’) – the percentage increase in earnings per share of the Group (on a compound annualised basis) over the relevant period must be at least an average of 6 percentage points per annum greater than the percentage increase (if any) in the retail price index over the same period. If it is less than 3 per cent per annum, the EPS Award will lapse. If the increase is more than 3 but less than 6 per cent per annum, then the proportion of shares released will be on a straight line basis between 17.5 per cent and 100 per cent. The relevant period commenced on 1 January 2006 and ended on 31 December 2008.

For the other 50 per cent of the award (the ‘TSR Award’) – it will be necessary for the Company’s TSR to exceed the median of a comparator group (14 companies) over the relevant period by an average of 7.5 per cent per annum for the TSR Award to vest in full. 17.5 per cent of the TSR Award will vest where the Company’s TSR is equal to median and vesting will occur on a straight line basis in between these points. Where the Company’s TSR is below the median of the comparator group, the TSR Award will lapse. The relevant period commenced on 1 January 2006 and ended on 31 December 2008.

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

March and April 2008

For 50 per cent of the award (the ‘EPS Award’) – the performance condition was as described for May 2006 with the relevant performance period commencing on 1 January 2008 and ending on 31 December 2010.

For the other 50 per cent of the award (the ‘TSR Award’) – the performance condition was as described for May 2006 with the relevant performance period commencing on 6 March 2008 (the date of the March award) and ending on 5 March 2011.

Alithos Limited provided information for the testing of the TSR performance conditions for the Company’s long-term incentive schemes. EPS is the Group’s normalised earnings per share as shown in the Group’s report and accounts, subject to such adjustments as the remuneration committee regards as necessary for consistency.

OTHER SHARE PLANS

LLOYDS TSB GROUP EXECUTIVE SHARE PLAN 2005

Ms Dial was the only participant in this plan where an option was granted to her, in June 2005, to acquire 242,825 ordinary shares of the Company for a total price of £1. The option was not subject to any performance condition but would normally become exercisable only if she remained an employee, and had not given notice of resignation, on 31 May 2008. The option lapsed on notice of resignation tendered prior to 31 May 2008. Full details of the plan were set out in the 2005 annual report.

LLOYDS TSB GROUP EXECUTIVE SHARE PLAN 2003

Mr Tookey was granted an option under this plan to acquire 35,305 ordinary shares of the Company. The option was not subject to any performance condition but would normally become exercisable only if he remains an employee, and has not given notice of resignation, on 19 April 2009.

In addition, on 26 March 2008 (prior to his appointment as an executive director), Mr Tookey was granted an award under the Lloyds TSB Executive Retention Plan 2006. The award is satisfied in cash only and, subject to continued employment, gives Mr Tookey the right to receive an amount equal to the value of 108,342 shares of the Company on the date of vesting. The award vests as to 50 per cent on 26 March 2011 and 50 per cent on 26 March 2013. Mr Tookey has agreed to reinvest the cash proceeds into shares of the Company. As an executive director, he is no longer eligible to be granted awards under this plan.

None of those who were directors at the end of the year had any other interest in the capital of the Company or its subsidiaries.

The register of directors’ interests, which is open to inspection, contains full particulars of directors’ shareholdings and options to acquire shares in Lloyds Banking Group.

CORPORATE GOVERNANCE

STATEMENT ON US CORPORATE GOVERNANCE STANDARDS

As a non-US company listed on the New York Stock Exchange (‘NYSE’) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds Banking Group’s main listing is on the London Stock Exchange, it follows the principles contained in the combined code on corporate governance issued by the UK Financial Reporting Council. The Group has complied with the provisions of the code and has done so throughout 2008 regarding the provisions where the requirements are of a continuing nature. Key differences are set out below.

The board, rather than a separate corporate governance committee, sets the corporate governance principles applicable to the Company and conducts an annual evaluation of the performance of the board, its committees and its individual members.

The remuneration and nomination committees comprise the chairman and five and four independent non-executive directors respectively, rather than consisting entirely of independent directors.

DIRECTORS’ CONFLICTS OF INTEREST

The board, as permitted by the Company’s articles of association, has authorised all potential conflicts of interest declared by individual directors. Decisions regarding these conflicts of interest could only be taken by directors who had no interest in the matter. In taking the decision, the directors acted in a way they considered, in good faith, would be most likely to promote the Company’s success. The directors had the ability to impose conditions, if thought appropriate, when granting authorisation. Any authorities given will be reviewed at least every 15 months. No director is permitted to vote on any resolution or matter where he or she has an actual or potential conflict of interest.

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

Each resolution considered at the annual general meeting in May 2008 and the general meeting in November 2008 was decided on a poll. Votes representing approximately 50 per cent of the total number of shares in issue were cast at both meetings and each resolution was passed by a substantial majority. Details of the poll results were announced following the meetings and displayed on the Group’s website, www.lloydsbankinggroup.com. They are available from the company secretary.

The resolutions to be considered at the annual general meeting in 2009 will also be decided on a poll. Details of the results will be announced following the meeting and will be displayed on the Group’s website, www.lloydsbankinggroup.com. They will also be available from the company secretary.

THE BOARD AND ITS COMMITTEES

AUDIT COMMITTEE

The audit committee comprises Mr Scicluna (chairman), Mr Brown, Mr Green, Lord Leitch and Mr Ryan. The committee’s terms of reference are available from the company secretary and are displayed on the Group’s website, www.lloydsbankinggroup.com. The board of directors has determined that Mr Scicluna is an ‘audit committee financial expert’ (as defined in the rules promulgated under the U.S. Securities Exchange Act). Although Mr Scicluna has been identified as an audit committee financial expert for the purposes of the SEC’s rules, the committee members are selected with a view to the expertise and experience of the committee as a whole, and the committee reports to the board of directors as a single entity. The designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation. Nor does the designation of a person as an audit committee financial expert affect the duties, obligations or liability of any other member of the audit committee or board of directors.

During 2008, the audit committee received reports from, and held discussions with, management and the auditors. In discharging its duties, the committee has approved the auditors’ terms of engagement, including their remuneration and, in discussion with them, has assessed their independence and objectivity (more information about which is given in note 11 to the consolidated financial statements, in relation to the procedure for approving fees for audit and non-audit work) and recommended their re-appointment at the annual general meeting. The committee also reviewed the financial statements published in the name of the board and the quality and acceptability of the related accounting policies, practices and financial reporting disclosures; the scope of the work of the group audit department, reports from that department and the adequacy of its resources; the effectiveness of the systems for internal control, risk management and compliance with financial services legislation and regulations (more information about which is given in the note about internal control on page 103); the results of the external audit and its cost effectiveness; and reports from the external auditors on audit planning and their findings on accounting and internal control systems. Procedures for handling complaints regarding accounting, internal accounting controls or auditing matters and for staff to raise concerns in confidence have been established by the committee. The committee also had a meeting with the auditors, without executives present, and a meeting with the group audit director alone.

CHAIRMAN’S COMMITTEE

The chairman’s committee, comprising the chairman and the group chief executive, meets to assist the chairman in preparing for board meetings.

The committee exercises specific powers delegated to it by the board from time to time.

GROUP EXECUTIVE COMMITTEE

The group executive committee, comprising the group chief executive, the group executive directors, the wealth and international director, the chief risk officer, the group human resources director, the group integration director and the director of group operations, meets to assist the group chief executive in performing his duties. Specifically, the committee considers the development and implementation of strategy, operational plans, policies and budgets; the monitoring of operating and financial performance; the assessment and control of risk; the prioritisation and allocation of

CORPORATE GOVERNANCE

resources; and the monitoring of competitive forces in each area of operation. The committee, assisted by its sub-committees, the group business risk and group asset and liability committees, also supports the group chief executive in endeavouring to ensure the development, implementation and effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, and in reviewing the Group’s aggregate risk exposures and concentrations of risk.

The committee exercises specific powers delegated to it by the board from time to time. To comply with the Company’s articles of association, only committee members who are also directors of the Company participate in the exercising of any powers delegated by the board.

NOMINATION COMMITTEE

The nomination committee, comprising Sir Victor Blank (chairman), Dr Berndt, Sir Julian Horn-Smith, Lord Leitch and Sir David Manning, reviews the structure, size and composition of the board, taking into account the skills, knowledge and experience of directors and considers and makes recommendations to the board on potential candidates for appointment as directors. The committee also makes recommendations to the board concerning the re-appointment of any independent non-executive director by the board at the conclusion of his or her specified term; the re-election of any director by the shareholders under the retirement provisions of the articles of association; any matters relating to the continuation in office of a director; and the appointment of any director to executive or other office in the Company, although the chairman of the Company would not chair the committee when it was dealing with the appointment of a successor to the chairmanship of the Company.

During 2008, in accordance with the plans for the orderly succession for appointments to the board, the committee recommended the appointment of one executive director and three non-executive directors. In that regard, detailed role specifications were drawn up, external search consultants were engaged and candidates were interviewed by committee members and other directors.

In addition, the directors agreed with the committee’s recommendation that Mr Brown be asked to remain on the board until the annual general meeting in 2009. This would enable the Group to continue to benefit from his wide experience and maintain an appropriate balance of skills and experience on the board, as part of the plans for orderly succession for appointments. His continuing membership of the audit committee and understanding of the Group’s activities was particularly helpful to the new chairmen of that committee. Mr Brown remains the senior independent director until he is succeeded at the conclusion of the annual general meeting by Lord Leitch. The board considered the matter very carefully and concluded that both Mr Brown and Lord Leitch were independent in character and there were no relationships or circumstances which were likely to affect, or could appear to affect, their judgement.

The committee’s terms of reference are available from the company secretary and are displayed on the Group’s website, www.lloydsbankinggroup.com.

REMUNERATION COMMITTEE

For information about the remuneration committee’s membership and work see ‘Compensation – Governance and Risk Management’. The committee’s terms of reference are available from the company secretary and are displayed on the Company’s website, www.lloydsbankinggroup.com.

RISK OVERSIGHT COMMITTEE

The risk oversight committee comprises Sir Victor Blank (chairman), Mr Brown, Sir Julian Horn-Smith, Lord Leitch, Sir David Manning, Mr Ryan and Mr Scicluna. All non-executive directors are also invited to attend meetings if they wish. The risk oversight committee’s duties include overseeing the development, implementation and maintenance of the Group’s overall risk management framework, and its risk appetite, strategy, principles and policies, to ensure they are in line with emerging regulatory, corporate governance and industry best practice. The committee also oversees the Group’s risk exposures; facilitates the involvement of non-executive directors in risk issues and aids their understanding of these issues; oversees adherence to Group risk policies and standards and considers any material amendments to them; and reviews the work of the group risk division.

CORPORATE GOVERNANCE

ATTENDANCE AT MEETINGS

The attendance of directors at board meetings and at meetings of the audit, nomination, remuneration and risk oversight committees during 2008 were as follows:

	Board		Audit Committee	Nomination Committee		Remuneration Committee		Risk Oversight Committee

Number of meetings during the year	18		6	7		9		5
Current directors who served during 2008
W C G Berndt	16			7		9
Sir Victor Blank	18			7		8		5
Ewan Brown	17		6					5
J E Daniels	18
P N Green	15		5			7
Sir Julian Horn-Smith	18			7		9		5
A G Kane	17
Lord Leitch	17		6	7				5
Sir David Manning[2]	10	(max 15)		4	(max 4)	6	(max 7)	2	(max 3)
C J McCall[3]	5	(max 7)
M A Scicluna[4]	11	(max 11)	2					1	(max 1)
G T Tate	18
T J W Tookey[5]	3	(max 3)
H A Weir	18

Former directors who served during 2008
J P du Plessis[1]	17		6	6				2	(max 3)
T A Dial[6]	2
M E Fairey[7]	4

[1]	Appointed to the risk oversight committee from 8 May 2008. Left the board on 17 April 2009.

[2]	Appointed to the board, nomination, remuneration and risk oversight committees on 1 May 2008.

[3]	Appointed to the board on 1 October 2008.

[4]	Appointed to the board, audit and risk oversight committees on 1 September 2008.

[5]	Appointed to the board on 30 October 2008.

[6]	Left the board on 18 April 2008.

[7]	Left the board on 30 June 2008.

INTERNAL CONTROL

The board of directors is responsible for the establishment and review of the Group’s system of internal control, which is designed to ensure effective and efficient operations, quality of internal and external reporting, internal control, and compliance with laws and regulations. It should be noted, however, that such a system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. In establishing and reviewing the system of internal control, the directors have regard to the nature and extent of relevant risks, the likelihood of a loss being incurred and the costs of control. It follows, therefore, that the system of internal control can only provide reasonable but not absolute assurance against the risk of material loss.

The directors and senior management are committed to maintaining a control-conscious culture across all areas of operation. This is communicated to all employees by way of published policies and procedures and regular management briefings. A requirement to comply with internal control risk policies is a key component of individual staff objectives expressed in the balanced scorecard. Key business risks are identified, and these are controlled by means of procedures such as physical controls, credit, trading and other authorisation limits and segregation of duties. In addition, there is an annual control self assessment exercise whereby the key businesses and head office functions review specific controls and attest to the accuracy of their assessments. The assessment covers all enterprise-wide risk management categories and is in accordance with the principles of the combined code. As in previous years, this exercise was completed for the year ended 31 December 2008. All returns have been satisfactorily completed and appropriately certified.

The effectiveness of the internal control system is reviewed regularly by the board and the audit committee, which also receives reports of reviews undertaken around the Group by group risk and group audit. The audit committee receives reports from the Company’s auditors, PricewaterhouseCoopers LLP (which include details of significant internal control matters that they have identified), and has a discussion with the auditors at least once a year without executives present, to ensure that there are no unresolved issues of concern.

CORPORATE GOVERNANCE

DISCLOSURE CONTROLS AND PROCEDURES

As of 31 December 2008, the Lloyds Banking Group, under the supervision and with the participation of the Lloyds Banking Group’s management, including the group chief executive and the group finance director, performed an evaluation of the effectiveness of the Lloyds Banking Group’s disclosure controls and procedures. Based on this evaluation, the group chief executive and group finance director concluded that the Company’s disclosure controls and procedures, as at 31 December 2008, were effective for gathering, analysing and disclosing with reasonable assurance the information the Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Lloyds Banking Group’s internal control over financial reporting that occurred during the year ended 31 December 2008 that has materially affected, or is reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Lloyds Banking Group plc is responsible for establishing and maintaining adequate internal control over financial reporting. Lloyds Banking Group plc’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and directors of Lloyds Banking Group plc; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Lloyds Banking Group plc’s management assessed the effectiveness of the the Company’s internal control over financial reporting as at 31 December 2008 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’) in its report ‘Internal Control – Integrated Framework’. Based on this assessment, management concluded that, as at 31 December 2008, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an audit report on the Company’s internal control over financial reporting as of 31 December 2008. This report appears on page F-2.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

At 17 April 2009, notifications had been received that:

–	AXA Investment Managers Limited had a direct interest of 0.79 per cent and an indirect interest of 2.7 per cent;

–	Barclays PLC had an interest of 3.84 per cent;

–	The Capital Group Companies, Inc had an interest of 4.86 per cent; and

–	The Solicitor for the Affairs of Her Majesty’s Treasury had a direct interest of 43.38 per cent in the Company’s issued share capital with rights to vote in all circumstances at general meetings. No other notification has been received that anyone has an interest of 3 per cent or more in the Company’s issued ordinary share capital.

All shareholders within a class of the Company’s shares have the same voting rights.

See ‘Business – Recent Developments – UK Government Asset Protection Scheme – Impact of preference share replacement and B Share conversion’ for a discussion of the potential increase in HM Treasury’s ownership of the Company’s ordinary shares.

RELATED PARTY TRANSACTIONS

The Group, as at 31 December 2008, had related party transactions with 17 key management personnel. See note 47 to the consolidated financial statements. In addition, material contracts with HM Treasury are described in the ‘Material Contracts’ section.

Pursuant to the placing and open offer by Lloyds Banking Group plc which was completed in January 2009 (and the concomitant placing and open offer by HBOS) and the acquisition of HBOS by Lloyds Banking Group plc completed on 16 January 2009, the UK Government acquired 43.38 per cent of the Company’s issued ordinary share capital. See ‘Information about the Lloyds Banking Group’s relationship with the UK Government’ for a description of the Group’s relationship with the UK Government.

Except as described in ‘Business – Material Contracts’ and below under ‘Information about the Lloyds Banking Group’s relationship with the UK Government’, there are no transactions to which the Group is a party involving the UK Government or any body controlled by the UK Government which are material to the Group or, to the Group’s knowledge, to the UK Government or any UK Government controlled body, that were not made in the ordinary course of business, or that are unusual in their nature or conditions. However, considering the nature and scope of the bodies controlled by the UK Government, it may be difficult for the Group to know whether a transaction is material for such a body.

To the best of the Group’s knowledge, any outstanding loans made by the Group to or for the benefit of the UK Government or any body controlled by the UK Government, were made (1) in the ordinary course of business, (2) on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, (3) did not involve more than the normal risk of collectability or present other unfavourable features, and (4) were made on arm’s length basis.

INFORMATION ABOUT THE LLOYDS BANKING GROUP’S RELATIONSHIP WITH THE UK GOVERNMENT

On 18 September 2008, with the support of the UK Government, the boards of the Company and HBOS announced that they had reached agreement on the terms of a recommended acquisition by the Company of HBOS. HBOS shareholders were to receive 0.83 Company shares for every 1 HBOS share (amended to 0.833 Company shares following the Company’s successful share placing on 19 September 2008). On completion of the transaction on such terms, existing Company shareholders would have owned approximately 56 per cent of the Company with the remaining 44 per cent being held by existing HBOS shareholders.

Following the announcement on 18 September 2008, conditions in the global financial markets continued to deteriorate. See ‘Risk Factors – Business and Economic Risks – The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the UK and other markets in which it operates. Adverse developments, such as the current and ongoing crisis in the global financial markets, recession, and further deterioration of general economic conditions, particularly in the UK, have already adversely affected the Group’s earnings and profits and could continue to cause its earnings and profitability to decline’ and ‘Operating and Financial Review and Prospects – Overview and Trend Information – The Economy and the Group’s Markets’. On 8 October 2008, HM Treasury announced that, after consultation with the Bank of England and the FSA, it was introducing specific and comprehensive measures to ensure the stability of the UK financial system and to protect ordinary savers, depositors, businesses and borrowers. On the same day, the Group announced that it welcomed the announcement by HM Treasury to bring stability and certainty to the UK banking industry and that it continued to progress the acquisition of HBOS.

On 13 October 2008, in the context of further unprecedented turbulence in global financial markets and as part of a co-ordinated package of capital and funding measures for the UK banking sector implemented by HM Treasury, the boards of both the Company and HBOS announced that they intended to participate in the proposed UK Government funding package and that they had agreed to proceed with the acquisition on revised terms. Reflecting the additional capital that the Company and HBOS agreed to raise and the impact of the continuing severity of the market dislocation on the future prospects of the Group, the merger ratio for the acquisition of HBOS was amended by mutual agreement such that HBOS shareholders received 0.605 Company shares for every HBOS share held.

In this context, a combined total of £17,000 million of new capital was raised, consisting of £4,500 million in ordinary shares and £1,000 million in preference shares (before costs and expenses) by the Company and £8,500 million by ordinary shares and £3,000 million in preference shares (before costs and expenses) by HBOS.

Pursuant to a placing and open offer agreement with effect from 13 October 2008 entered into between the Company, HM Treasury and the joint sponsors and joint bookrunners named therein (the ‘2008 Placing and Open Offer Agreement’), (i) the Company agreed to invite qualifying shareholders to apply to acquire open offer shares at an issue price of 173.3 pence per ordinary share by way of an open offer; (ii) the joint sponsors and joint bookrunners agreed to use reasonable endeavours to procure placees to acquire open offer shares at not less than the issue price on the basis that the open offer shares placed were subject to clawback to the extent they were taken up by qualifying shareholders in the open offer; and (iii) HM Treasury agreed that, to the extent not placed or taken up under the open offer, HM Treasury would acquire the open offer shares at the issue price. The 2008 placing and open offer comprised a placing and open offer of 2,596,653,203 shares at the issue price. The proceeds were used by the Group for such regulatory capital purposes as was agreed with HM Treasury, the Bank of England and the FSA. The 2008 placing and open offer was successfully completed in accordance with its terms; however, the Company gave certain customary representations and warranties and indemnities to each of HM Treasury, the joint sponsors and joint bookrunners under the 2008 Placing and Open Offer Agreement that are unlimited as to time and amount. HM Treasury is entitled to novate its rights and obligations under the 2008 Placing and Open Offer Agreement to any of its wholly owned, directly or indirectly, entities.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Pursuant to its obligations to HM Treasury under the 2008 Placing and Open Offer Agreement, the Company entered into a registration rights agreement with HM Treasury on 12 January 2009 (the ‘Registration Rights Agreement’), granting customary demand and ‘piggyback’ registration rights in the United States under the Securities Act to HM Treasury with respect to any ordinary shares of the Company held by HM Treasury (‘Registrable Securities’). Pursuant to the Registration Rights Agreement, HM Treasury is permitted to transfer its registration rights to any of its wholly owned, directly or indirectly, entities, as well as to any third party to whom it transfers not less than $500 million in Registrable Securities. The registration rights granted under the Registration Rights Agreement cannot be exercised prior to 22 July 2009. In connection with any registered offering of ordinary shares by the Company under the Securities Act, any holders of Registrable Securities will have the right to participate in the offering, pursuant to customary ‘piggyback’ registration rights, to the extent that such participation would not prevent successful completion of the offering. In addition, all holders of Registrable Securities have ‘piggyback’ registration rights, on a pro rata basis, in any demand registration made by another holder pursuant to the Registration Rights Agreement.

The Company and HM Treasury also entered into a preference share subscription agreement, with effect from 13 October 2008, pursuant to which HM Treasury agreed to acquire, and the Company agreed to allot and issue, 1,000,000 new preference shares to HM Treasury for a total consideration of £1,000 million (before costs and expenses). The new preference shares pay a fixed non-cumulative dividend of 12 per cent, payable semi-annually in arrear, for the first five years after their issue. Thereafter, they will pay a variable dividend, equal to three month sterling LIBOR plus 7 per cent payable quarterly in arrear. Subject to certain limited exceptions, the payment of such dividends is at the sole discretion of the Company’s board. For so long as dividend payments have not been made on the new preference shares, the Company may not (subject to certain exceptions) declare or pay dividends or other distributions upon any parity or junior securities, or redeem, purchase, cancel, reduce or otherwise acquire any such securities. The new preference shares do not carry voting rights, and holders may not speak at the Company’s general meetings of shareholders, save for in limited circumstances. In addition, until the new preference shares are redeemed or repurchased in full, the Company may not declare or pay any dividend on its ordinary shares or redeem, purchase, cancel or otherwise acquire any of its ordinary shares or effect a reduction of its ordinary share capital which involves a distribution to holders of the ordinary shares. Subject to notifying the FSA and compliance with its capital adequacy requirements in effect at the time, the Company has the right to redeem the new preference shares at the liquidation preference of £1,000 plus accrued dividends, in whole or in part, with effect from the date five years and one day after their issue. The Group is currently planning an early redemption of the new preference shares at 101 per cent of the issue price (plus accrued dividends), as discussed below.

HBOS also entered into a placing and open offer agreement with effect from 13 October 2008 with HM Treasury and the joint sponsors and joint bookrunners named therein, on similar terms and for similar purposes as the Company’s 2008 Placing and Open Offer Agreement and corresponding placing and open offer. A total of 7,482,394,366 HBOS open offer shares were offered at the issue price of 113.6 pence per share.

In addition, HBOS entered into a preference share subscription agreement with HM Treasury with effect from 13 October 2008, pursuant to which HM Treasury agreed to acquire, and HBOS agreed to allot to HM Treasury, new HBOS preference shares for a total consideration of £3,000 million (before costs and expenses), conditional upon the HBOS placing and open offer becoming wholly unconditional in accordance with its terms. The terms of the HBOS preference share subscription agreement are similar to those reached by the Company in their preference share subscription agreement with HM Treasury.

The acquisition, which was effected by way of a scheme of arrangement, became effective on 16 January 2009. See ‘Business – Recent Developments – Acquisition of HBOS plc’. As at the effective acquisition date, all HBOS shares offered in the HBOS placing and open offer were converted to Company shares at the revised merger ratio and all HBOS preference shares were converted to Company preference shares at a conversion ratio of one to one.

Pursuant to the placing and open offer, which was completed in January 2009 (and the concomitant placing and open offer by HBOS) and the acquisition of HBOS by the Company completed on 16 January 2009, the UK Government acquired 43.38 per cent of the Company’s issued ordinary share capital.

On 7 March 2009, the Group announced that it had agreed with HM Treasury that the proceeds of the 2009 placing and open offer, together with the Group’s existing cash resources and the proceeds of a second placing and open offer (discussed below) would be used to fund the early redemption of the £4,000 million of preference shares that HM Treasury holds, at 101 per cent of their issue price, plus accrued dividends. Pursuant to the 2009 Placing and Open Offer Agreement, eligible ordinary shareholders of the Company will be able to apply to subscribe for approximately £4,000 million of new ordinary shares pro rata to their existing shareholdings at a fixed price of 38.43 pence per share via a second placing and open offer. If shareholders do not claw back any entitlement to the ordinary shares to be issued pursuant to the preference share replacement, HM Treasury will own approximately 65 per cent of the ordinary shares. In connection with the second placing and open offer, the Company entered into a second placing and open offer agreement with effect from 7 March 2009 (and amended and restated on 20 March 2009) (the ‘2009 Placing and Open Offer Agreement’). For further details on the 2009 Placing and Open Offer Agreement, see ‘Material Contracts – 2009 Placing and Open Offer Agreement’.

The Group also announced on 7 March 2009 that it intends to participate in the Government Asset Protection Scheme (‘GAPS’), in order to protect the Group from further deterioration in the economy by providing it with protection in respect of certain losses on its lending activities (subject to certain conditions) existing at 31 December 2008, substantially reduce the risk profile of the Group’s balance sheet, reduce its risk-weighted assets and strengthen its capital position. The Group will bear a first loss amount in respect of the Covered Assets. The amount of the first loss will be up to £25,000 million (after taking into account historical impairments and write-downs), although this amount has not yet been finalised and could increase as the terms of the GAPS are negotiated and finalised. After the first loss, the Group will retain an exposure of 10 per cent of any further losses incurred in respect of the Covered Assets. The remaining 90 per cent of further losses arising in respect of the Covered Assets will be borne by HM Treasury. The GAPS will apply to losses incurred in respect of assets and exposures on the balance sheet as at 31 December 2008, regardless of when such losses are incurred. In connection with its intended participation in the GAPS, the Company entered into a pre-accession deed in favour of HM Treasury on 7 March 2009 (the ‘Pre-Accession Deed’), pursuant to which the Company gave a series of undertakings in relation to the provision of information and the management of the proposed assets, commitments and exposures to be included in the GAPS. For further details on the Pre-Accession Deed, see ‘Material Contracts—Pre-Accession Deed’.

Upon accession to the GAPS, the Company will pay a fee to HM Treasury of £15,600 million (amortised over an estimated 7 year period), the proceeds of which will be applied by HM Treasury in subscribing for an issue by the Company of non-voting convertible B Shares. In the event of full conversion of the B Shares, if HM Treasury retained all the ordinary shares resulting from such conversion and assuming that no ordinary shareholders take up their rights under the second placing and open offer and that HM Treasury still retained all its existing shareholding in the Company, then HM Treasury’s aggregate ordinary shareholding would be 77 per cent. HM Treasury may not exercise its option to convert the B Shares to the extent that by doing so it would hold more than 75 per cent of the Company’s ordinary shares, although this limitation does not apply in the event of mandatory B Share conversion. In no circumstances will HM Treasury be able to exercise more than 75 per cent of the voting rights in the Company.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

For further details on the Group’s proposed participation in the GAPS, see ‘Business-Recent Developments – UK Government Asset Protection Scheme’.

The UK Government’s shareholding in the Company is currently held by the Solicitor for the Affairs of HM Treasury as nominee for HM Treasury and managed by UK Financial Investments Limited (‘UKFI’), a company wholly-owned by HM Treasury. No formal relationship agreement has been concluded between the Group and the UK Government, although the relationship falls within the scope of a framework document between HM Treasury and UKFI published on 2 March 2009. This document states that UKFI will manage the UK financial institutions in which HM Treasury holds an interest ‘on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (including with respect to individual lending or remuneration decisions)’. The framework document also makes it clear that such UK financial institutions will continue to be separate economic units with independent powers of decision and ‘will continue to have their own independent boards and management teams, determining their own strategies and commercial policies (including business plans and budgets).’

In the framework document between UKFI and HM Treasury, it is stated that UKFI is to ‘develop and execute an investment strategy for disposing of the investments in the banks in an orderly and active way through sale, redemption, buy-back or other means within the context of an overarching objective of protecting and creating value for the taxpayer as shareholder, paying due regard to the maintenance of financial stability and to acting in a way that promotes competition.’ UKFI has also stated in its publication ‘An Introduction: Who We Are, What We Do and the Framework Document Which Governs the Relationship Between UKFI and HM Treasury’ that it intends to ‘engage robustly with banks’ boards and management, holding both strategy and financial performance to account, and taking a strong interest in getting the incentives structures right on the board and beyond—accounting properly for risk and avoiding inefficient rewards for failure.’

In connection with the Group’s proposed access to the GAPS, Lloyds Banking Group has undertaken to provide additional lending to creditworthy UK homeowners and businesses in a commercial manner pursuant to a lending commitments deed in favour of certain UK Government departments entered into on 6 March 2009 (with effect from 1 March 2009) (the ‘Lending Commitments Deed’). The lending commitment is subject to the Group’s prevailing commercial terms and conditions, including pricing and risk assessment and, in relation to mortgage lending, its standard credit and acceptance criteria. For further details on the Lending Commitments Deed, see ‘Material Contracts – Lending Commitments Deed’.

The Group, in common with other financial institutions, works closely with a number of UK Government departments and agencies on various industry-wide initiatives that are intended to support the UK Government’s objective of supporting stability in the wider financial system. These initiatives currently include the Bank of England’s Special Liquidity Scheme whereby banks and building societies can exchange eligible securities for UK Treasury bills, and the creation of a credit guarantee scheme by HM Treasury, providing a government guarantee for certain short- and medium-term senior debt securities issued by eligible banks. During 2008, the Group made use of these measures in order to maintain and improve a stable funding position.

REGULATION

REGULATORY REQUIREMENTS FOR UK FINANCIAL SERVICES INSTITUTIONS

The cornerstone of the regulatory regime in the UK is the Financial Services and Markets Act 2000 (‘FSMA’) which came into force on 1 December 2001 and replaced much of the previous legislation under which banks, insurance companies and investment businesses had been authorised and supervised. In accordance with the provisions of the FSMA on 30 November 2001, the FSA completed the process of assuming responsibility for the regulation and oversight of a wide range of financial services activities in the UK. More recently these responsibilities have been extended to include the regulation of mortgage lending, sales and administration (October 2004) and general insurance sales and administration (January 2005).

The FSA is responsible for the authorisation and supervision of institutions that provide regulated financial products and services as defined in the FSMA. As part of the authorisation process, the FSA reviews applicants to ensure that they satisfy the necessary criteria, including honesty, competence and financial soundness, to engage in regulated activity. The majority of Lloyds Banking Group’s regulated financial institutions became authorised by the FSA by virtue of having been authorised under previous legislation to carry on financial services business (‘grandfathering’). Following the new regulations that were introduced for mortgage and general insurance business, additional entities were authorised by the FSA.

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

A risk-based approach for the supervision of all financial institutions is adopted by the FSA and the starting point for the FSA’s supervision is based on a systematic analysis of an institution’s risk profile. Having determined the level of inherent risk, a minimum capital adequacy requirement is established, which the institution is required to meet at all times.

The FSA carries out its supervision of UK financial institutions through the collection of information from a series of prudential returns covering sterling and non-sterling operations, on-site reviews (through its ARROW reviews and through industry-wide Thematic Reviews), desk-based reviews, meetings with senior management and reports obtained from skilled persons. For major retail groups such as Lloyds Banking Group, a dedicated relationship team coordinates much of this activity via its ‘Close and Continuous’ supervision regime.

Regular prudential reports required by the FSA include operating statements and returns covering (amongst other things) capital adequacy, liquidity, large single exposures and large exposures to related borrowers. Capital adequacy returns are submitted on a periodic basis for all the authorised institutions within Lloyds Banking Group. Regular non-prudential reports required by the FSA include complaints data, daily transaction reporting returns and product sales data. Some returns are submitted on a consolidated basis for Lloyds Banking Group, whilst others are provided on a legal entity basis, depending on the requirements set out within the relevant FSA rules. The FSA reporting rules were recently revised through the introduction of the Integrated Regulatory Reporting Programme, which came into effect in 2008. Lloyds Banking Group was fully involved in the consultative process with the regulatory authorities and has implemented the required changes.

The Handbook sets out rules and guidance across a range of issues with which financial institutions are required to comply. These include, inter alia:

•	Authorisation requirements – these are standards that need to be met in order to be authorised and continue to be met on an ongoing basis.

•	Prudential rules – these relate to capital adequacy.

•	Systems and Controls requirements that are appropriate to the volume and complexity of activity undertaken.

•

Conduct of Business rules that set out the requirements for aspects such as advising and selling, product disclosure, financial promotions (including compliance with the clear, fair and not misleading requirements), responsible lending and default.

•	Reporting Requirements – these set out periodic reporting requirements and event driven notifications that must be submitted to the FSA.

•	Training and Competence (‘T&C’) rules – these are standards that apply to firms providing advice to retail customers.

•	The Code of Market Conduct rules – this provides further rules and guidance on the market abuse offences set out in the FSMA.

A key theme running through most of the FSA’s rules and regulations is the concept of Treating Customers Fairly (‘TCF’), contained in Principle 6 of the FSA’s Principles for Businesses. From 31 December 2008, the FSA now expects all firms to be able to demonstrate that full TCF compliance has been embedded within their business activity, operations and culture.

Although the FSA Conduct of Business standards apply to banks, the FSA has historically allowed the Banking Code Standards Board (which is described further below) to prescribe conduct rules governing the deposit-taking and account operating activities of banks and building societies.

The FSA published the Turner Review (‘A Regulatory Response to the Global Banking Crisis’) on 18 March 2009. The Turner Review assesses the various factors which contributed to the severe financial problems suffered by banks at the end of 2008, and then considers a wide range of proposals to counter these factors and reform global financial regulation. These proposals include significantly increasing banks’ minimum regulatory capital requirements, regulating banks’ liquidity requirements, requiring banks to establish capital buffers, a maximum growth leverage ratio to prevent banks’ excessive expansion, authorities’ power to obtain information on significant unregulated financial institutions, central counterparty clearing of credit derivatives, and a major shift in the supervisory approach of the FSA, with an increased focus on high impact, complex and systemically important firms, business models and approved persons’ technical skills. New arrangements for co-ordinated cross-border supervision of international and European Union (‘EU’) banking groups are also proposed. The FSA has also published a discussion paper intended to elicit market participants’ comments on many of the proposals contained in the Turner Review. The impact of the proposals on banks and their business models is likely to be very significant. The fundamental changes to capital and liquidity requirements could have a substantial impact on the shape of banks’ business models. Banks can also expect a shift from the previous ‘light touch’ principles-based regime to an intensive, and interventionist, rules-based regime. The cost of compliance with these proposals may well lead to reduced profitability, as well as a lower return on equity.

FINANCIAL SERVICES GUARANTEE SCHEMES IN THE UK

Under the FSMA a compulsory single, industry-wide, investor’s compensation scheme, the Financial Services Compensation Scheme (the ‘FSCS’) has been set up. All authorised institutions are required to be members of the FSCS and are subject to a levy in proportion to their deposit base or volume of business undertaken. The FSCS applies to business undertaken by an FSA authorised institution or by the UK branch of a European Economic Area firm carrying on ‘home state regulated activity’.

REGULATION

The FSMA allows for the establishment of different funds for different kinds of business and for different maximum amounts of claim. From 7 October 2008 (subject to the rules of the FSCS):

–	eligible deposit claimants have been entitled to receive 100 per cent compensation for financial loss up to £50,000.

–	eligible investment business and mortgage advice and arranging claimants are entitled to receive £48,000 (100 per cent of the first £30,000 and 90 per cent of the next £20,000), and

–

eligible insurance claimants are entitled to receive 100 per cent of the first £2,000 and 90 per cent of the remainder of the claim (except compulsory insurance for which it is 100 per cent of the claim).

On 16 March 2009, the Directive on Deposit Guarantee Schemes (1994/19/EC) was amended by Directive 2009/14/EC (the ‘Amended Directive’). The Amended Directive requires EU Member States, by 30 June 2009, to increase the minimum level of coverage they provide for deposits from €20,000 to €50,000 and to reduce the payout period in the event of bank failure from three months to twenty days. Furthermore, by 31 December 2010, Member States must set coverage for the aggregate deposits of each depositor at €100,000, unless a European Commission impact assessment, submitted to the European Parliament and the Council by 31 December 2009, concludes that such an increase and such harmonisation are inappropriate and are not financially viable for all Member States.

AUTHORISED FIRMS WITHIN THE LLOYDS BANKING GROUP

As at 31 December 2008, there were approximately 50 UK authorised institutions across the heritage Lloyds TSB and HBOS Groups. These are regulated by the FSA on both an individual and a consolidated basis.

There were six UK authorised banks: Lloyds TSB Bank plc, Lloyds TSB Scotland plc, Lloyds TSB Private Banking Limited, Scottish Widows Bank plc, AMC Bank Limited and Bank of Scotland plc.

The UK investment firms authorised within the Group were: Scottish Widows Investment Partnership Limited, Lloyds TSB Development Capital Limited, Lloyds TSB Venture Managers Limited, Lloyds TSB Financial Consultants Limited, Lloyds TSB Independent Financial Advisers Limited, SWIP Fund Management Limited, Scottish Widows Unit Trust Managers Limited, Scottish Widows Fund Management Limited, Lloyds TSB Investments Limited, SWIP Multi-Manager Funds Limited, Bank of Scotland Independent Financial Advisers Limited, Clerical Medical Financial Advisers Limited, Clerical Medical Investment Fund Managers Limited, Halifax Capital Trustees Limited, Halifax Independent Financial Services Limited, Halifax Investment Services Limited, Halifax Share Dealing Limited, HBOS Investment Fund Managers Limited, Insight Investment Funds Management Limited, Insight Investment Management (Global) Limited, IWEB (UK) Limited, and Uberior Fund Manager plc.

The regulated entities conducting i) insurance, ii) life, or iii) pensions business were: Black Horse Limited, Lloyds TSB Insurance Services Limited, Lloyds TSB General Insurance Limited, Scottish Widows Annuities Limited, Pensions Management (SWF) Limited, Scottish Widows Unit Funds Limited, Scottish Widows plc, Scottish Widows Administration Services Limited, Clerical Medical Managed Funds Limited, Clerical Medical Investment Group Limited, General Insurance Services Limited, Halifax Life Limited, Lex Vehicle Leasing Limited, St Andrew’s Insurance plc and St Andrew’s Life Assurance plc.

The regulated entities specifically providing mortgage business are: Cheltenham & Gloucester plc and The Mortgage Business plc.

BASEL II

Basel II has been implemented throughout the EU through the Capital Requirements Directive (which is discussed below under ‘European Union Impact for UK Financial Services Regulation’). This came into force for all European banks on 1 January 2007, following a consultative process which continued throughout 2006. Transitional provisions meant, however, that Lloyds Banking Group was not required to be in compliance with all of the rules until 1 January 2008.

With effect from 1 January 2008, for credit risk, the heritage Lloyds TSB Group adopted the Foundation Internal Ratings Based approach for its non-retail exposures and the Advanced (Retail) Internal Ratings Based approach for its retail exposures. The heritage HBOS Group adopted the Advanced Internal Ratings Based approach for both its non-retail and retail exposures.

Both the heritage Lloyds TSB Group and the heritage HBOS Group adopted the Advanced Measurement Approach for Operational Risk from 1 January 2008.

The adoption of these approaches benefits the Group in terms of its internal capital allocation.

OTHER RELEVANT LEGISLATION AND REGULATION

THE BANK OF ENGLAND

The agreed framework for co-operation in the field of stability in the financial markets is set out in detail in the Memorandum of Understanding published jointly by HM Treasury, the FSA and the Bank of England at the end of October 1997 and updated in March 2006. The Bank of England has specific responsibilities in relation to financial stability, including: (i) ensuring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems at home and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role and the deputy governor’s membership of the FSA’s Board. HM Treasury, the FSA and the Bank of England work together to achieve stability in the financial markets.

UK GOVERNMENT

The UK Government is responsible for the overall structure of financial regulation and the legislation which governs it. It has no operational responsibility for the activities of the FSA or the Bank of England. However, there are a variety of circumstances where the FSA and the Bank of England will need to alert HM Treasury (the representative of the UK Government) about possible problems, for example where there may be a need for a support operation or a problem arises which could cause wider economic disruption.

In light of the current crisis in financial markets, the Banking Act 2009 (‘Banking Act’) secured Royal Assent in February 2009 and certain provisions, including those relating to bank insolvency and bank administration, came into force at that time. The Banking Act provides the FSA, Bank of England and HM Treasury with tools for dealing with failing institutions. These tools consist of three ‘stabilisation options’, which are designed to address a distressed bank which is failing or is likely to fail to meet the threshold conditions set out in the FSA Handbook and which cannot be assisted through normal regulatory action or market-based solutions. The Banking Act also makes provision for special insolvency processes which authorities can utilise to deal with failing banks. See ‘Risk Factors – Risks relating to the Banking Act 2009’ for risks associated with the Banking Act.

REGULATION

UK FINANCIAL OMBUDSMAN SERVICE (‘FOS’)

The FOS was established at 1 December 2001 pursuant to the FSMA to provide customers with a free and independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The FOS resolves disputes that cover most financial products and services provided in (or from) the UK, from insurance and pension plans to bank accounts and investments, for eligible complainants, private individuals and small businesses, charities or trusts. The jurisdiction of FOS was extended in 2007 to include firms conducting activities under the Consumer Credit Act. Although the FOS takes account of relevant regulation and legislation, its guiding principle is to resolve cases on the basis of what is fair and reasonable; in this regard, the FOS is not bound by law or even its own precedent. The decisions made by the FOS are binding on firms.

UK BANKING CODE STANDARDS BOARD

The Banking Code Standards Board monitors compliance with the Banking Code and the Business Banking Code. These Codes are voluntary codes agreed by UK banks and building societies that initially became effective in 1992, with several subsequent revisions, and which have been adopted by Lloyds Banking Group. The Banking Code and Business Banking Code define the responsibilities of the banks and building societies to their personal customers and smaller business customers respectively in connection with the operation of their UK accounts and set out minimum standards of service that these customers can expect from institutions which subscribe to the codes.

Self regulation under the Banking Code is expected to change in 2009 for retail banking, as the FSA has published a consultation paper (see FSA CP 08/19) proposing that rules governing the conduct of retail deposit-taking business be brought under the FSA’s remit in November 2009. The introduction of conduct of business rules is expected to coincide with the introduction of new FSA requirements regarding payment services which will sit along side the Payment Services Regulations 2009.

UK OFFICE OF FAIR TRADING (‘OFT’)

The OFT is the UK’s consumer and competition authority. Its regulatory and enforcement powers impact on the banking sector in a number of ways. Set out below are some of its current activities that are significant for the Group.

In April 2007, the OFT commenced an investigation into the fairness of personal current account unarranged overdraft charges. At the same time, it commenced a market study into wider questions about competition and price transparency in the provision of personal current accounts.

LEGAL PROCEEDINGS

On 27 July 2007, following agreement between the OFT, the FSA and a number of UK financial institutions, the OFT issued High Court legal proceedings against those financial institutions, including Lloyds TSB Bank plc and HBOS plc, to determine the legal status and enforceability of unarranged overdraft charges.

Current Terms and Conditions

The first step in those proceedings was a trial of certain ‘preliminary’ issues concerning the contractual terms relating to unarranged overdraft charges.

On 24 April 2008, the High Court determined, in relation to the then current terms and conditions of the relevant financial institutions (including Lloyds TSB Bank plc and HBOS plc), that the relevant unarranged overdraft charges are not capable of amounting to penalties but that they are assessable for fairness under the Unfair Terms in Consumer Contracts Regulations 1999. On 23 May 2008, Lloyds TSB Bank plc and HBOS plc, along with the other relevant financial institutions, were given permission to appeal the finding that unarranged overdraft charges are assessable for fairness. The appeal hearing commenced on 28 October 2008 and concluded on 5 November 2008. On 26 February 2009, the Court of Appeal dismissed the relevant financial institutions’ appeal and held that the unarranged overdraft charges are assessable for fairness. The House of Lords has given the relevant financial institutions permission to appeal this judgment. The date for this appeal hearing has not yet been set.

Historic Terms and Conditions

A further High Court hearing was held on 7 to 9 July 2008 to consider whether the terms and conditions previously used by the relevant financial institutions are capable of being penalties, and to consider whether their historic terms are assessable for fairness. On 8 October 2008, the court confirmed that HBOS plc’s historic terms and conditions are not capable of being penalties.

Following a further High Court hearing on 9 December 2008, the court confirmed on 21 January 2009 that the relevant unarranged overdraft charges under Lloyds TSB Bank plc’s historic terms and conditions are not capable of being penalties to the extent that the bank’s contracts with customers included the applicable charging terms.

Following the High Court decision of 24 April 2008 (referred to above) the parties agreed that the historic terms and conditions would be treated in the same way as the then current terms and conditions in relation to being assessable for fairness. On 28 October 2008, the court issued an order specifying which historic terms and conditions could be assessed for fairness. The relevant financial institutions have been granted permission to appeal the order that the historic terms are assessable for fairness, although that appeal is likely to be stayed pending the House of Lords’ decision in relation to current terms and conditions.

The issue of whether unarranged overdraft charges are actually fair will be determined at subsequent hearings. The OFT is investigating the fairness of the charges, but has yet to determine whether the charges are fair. If court proceedings are required to determine this, the proceedings may take a number of years to conclude, if various appeals are pursued.

On 20 January 2009 the FSA notified Lloyds TSB Bank plc and HBOS plc that it was granting an extension until 26 July 2009 of the waiver permitting the relevant entities to continue to suspend the handling of complaints relating to the level, fairness or lawfulness of unarranged bank charges. Cases before the FOS and the County Courts are currently stayed pending the outcome of the legal proceedings initiated by the OFT.

On 31 March 2009 the OFT announced that it is to streamline its investigation into unarranged overdraft charges by focusing on the terms of three banks, including Lloyds TSB Bank plc but not including HBOS plc. The OFT has stated that the aim of this is to progress the case in the shortest and most efficient way possible. The OFT has stated that it believes that the terms of the three selected banks provide the best representative selection of all the relevant financial institutions’ unarranged overdraft charging terms, and therefore the outcome of this more focused investigation will be relevant to the assessment of other relevant financial institutions’ terms. The OFT has stated that it should not be assumed that the OFT is more or less likely to find the three banks’ terms unfair than those of the other relevant financial institutions. The investigation into the other relevant financial institutions’ terms is merely on hold.

Lloyds Banking Group intends to continue to defend its position strongly. No provision in relation to the outcome of this litigation has been made. A range of outcomes is possible, some of which could have a significant financial impact on the Group. The ultimate impact of the litigation on the Group can only be known at its conclusion.

REGULATION

Market Study into Personal Current Accounts

In April 2007, the OFT launched a market study into personal current accounts which resulted in a report that was published on 16 July 2008. The OFT stated that it had found evidence of competition in the personal current account market. It also found that banks could demonstrate high consumer satisfaction and low fees on the more visible elements of current accounts – such as withdrawals from ATMs and that internet and telephone banking have also made it easier for consumers to manage their accounts. However, the OFT concluded that the personal current account market as a whole is not working well for consumers. The OFT found that a combination of complexity and a lack of transparency means that consumers and competition are focused almost exclusively on more visible fees and not on the less visible elements, such as insufficient funds charges and foregone interest – despite the fact that these make up the vast bulk of banks’ revenues. For insufficient funds charges, the report indicated that this effect is exacerbated by a lack of simple mechanisms to control, or opt out of, an unarranged overdraft. Furthermore, the OFT found that a significant proportion of consumers believe that it is complex and risky to switch accounts, with the result that switching rates are very low.

The OFT invited comments from interested parties, with a deadline for responses of 31 October 2008. It highlighted in particular the low levels of transparency and switching and complexity of charges as issues upon which it would welcome comments together with potential measures to address those issues. The OFT has indicated that, depending upon the outcome of the consultation, it may publish a further or final report during 2009. Its objective is to produce recommendations that the banking industry, in consultation with government and other relevant stakeholders, will take forward. Failing resolution of its concerns by that means, the OFT has indicated that it would consider alternative remedies including changes to the Banking Code, recommendations to government or regulatory bodies or a market reference to the Competition Commission.

Plans for future financial services sector reviews

In April 2009, the OFT launched a consultation on its plans for keeping UK financial markets under review in the context of the financial crisis. It has indicated its intention to focus its efforts on the banking sector, including credit, leasing and debt recovery activities. Amongst other plans, it has announced its intention to launch a review of the unsecured consumer credit sector in 2009 which will address the offerings of suppliers, the role of intermediaries and the behaviour of and decisions made by consumers. The OFT has also reiterated that it will consider whether to refer any banking markets to the UK Competition Commission if it identifies any prevention, restriction or distortion of competition. The OFT envisages that, following consultation on its proposed plans, it will publish a final plan for its activities in the financial services markets for 2009 in July 2009.

Interchange Fees

The European Commission (‘EC’) has adopted a formal decision finding that an infringement of EC competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card. The EC has required that the fee be reduced to zero for relevant cross-border transactions within the European Economic Area (‘EEA’). This decision has been appealed to the European Court of First Instance. Lloyds TSB Bank plc and the Bank of Scotland plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard’s position that the arrangements for the charging of a uniform fallback interchange fee are compatible with EC competition laws. Both Lloyds TSB Bank plc and Bank of Scotland plc submitted their respective statements in intervention on 26 February 2009. MasterCard has announced that it has reached an understanding with the EC on a new methodology for calculating intra EEA multi-lateral interchange fees on an interim basis pending the outcome of the appeal. Meanwhile, the EC and the UK’s OFT are pursuing investigations with a view to deciding whether arrangements adopted by other payment card schemes for the levying of uniform fallback interchange fees in respect of domestic and/or cross-border payment transactions also infringe EC and/or UK competition laws. As part of this initiative the OFT will also intervene in the European Court of First Instance appeal supporting the EC’s position. The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

UK COMPETITION COMMISSION

In January 2009, the Competition Commission completed its formal investigation into the supply of Payment Protection Insurance (‘PPI’) services (except store card PPI) to non-business customers in the UK. Various members of the Group underwrite PPI, while other members distribute PPI, by offering it for sale with a variety of the credit products which they supply.

On 5 June 2008, the Competition Commission issued its provisional findings, to the effect that there are market features which prevent, restrict or distort competition in the supply of PPI to non-business customers, with an adverse effect on competition and with resulting detriments to consumers. Following consultation, the Commission published its final report on 29 January 2009 setting out its remedies. In summary, the Competition Commission has decided to adopt the following remedies: (i) a prohibition on the active sale of PPI by a distributor to a customer within 7 days of the distributor’s sale of credit to that customer. However, customers may pro-actively return to the distributor to initiate a purchase by telephone or online from 24 hours after the credit sale; (ii) a requirement on all PPI providers to provide certain information and messages in PPI marketing materials; (iii) a requirement to provide personal PPI quotes to customers; (iv) a requirement on all PPI providers to provide certain information on PPI policies to the FSA; (v) a recommendation to the FSA that it use the information provided under the requirement in (iii) to populate its PPI price comparison tables; (vi) a requirement on distributors to provide an annual statement for PPI customers containing information on their PPI policy and what it costs; and (vii) a prohibition on the levying by distributors of payments for PPI on a single premium basis. Instead, distributors are permitted to charge only regular premiums at a constant rate, paid monthly or annually. This remedy therefore precludes the selling of multiyear PPI policies for a single premium. It is expected that remedial measures relating to the provision of information in marketing materials and to third parties will come into force in April 2010 and that all other elements of the remedies package will come into force in October 2010.

On 30 March 2009, Barclays Bank PLC lodged an appeal in the Competition Appeal Tribunal against the Competition Commission’s findings. In particular, it has requested that the Competition Appeal Tribunal quash the decision of the Competition Commission insofar as it relates to the prohibition of distributors selling PPI at the credit point of sale and the Competition Commission’s findings on market definition and the nature and extent of competition in the supply of PPI. The Group filed a notice of its intention to intervene in the appeal on 23 April 2009. On 28 April 2009, the Group was granted permission by the Competition Appeal Tribunal to intervene in the appeal. The hearing of the appeal is due to take place in September 2009. In the event that the appeal is successful, the Competition Commission may need to reconsider the issues and may ultimately reach a different conclusion.

Depending on the outcome of the appeal, the Competition Commission’s decision may have a significant adverse impact on the level of sales and thus the revenue generation and profitability of the payment protection insurance products which the Group offers its customers, but the ultimate impact would be determined by a number of factors including the extent to which the Group was able to mitigate the potentially adverse effects of such statutory changes through restructuring the payment protection products which it offers its customers and/or developing alternative products and revenue streams. To this end, the Group took a commercial decision to sell only regular monthly premium PPI to its personal loan customers in

REGULATION

the UK from early 2009. On 23 February 2009, the FSA wrote to all firms still selling single premium PPI with unsecured personal loans asking them to withdraw the product as soon as possible, and no later than 29 May 2009.

On 1 July 2008, the FOS referred concerns regarding the handling of PPI complaints to the FSA as an issue of wider implication. The Group and other industry members and trade associations have made submissions to the FSA regarding this referral. The matter was considered at the FSA Board meeting on 25 September 2008. The Group has been working with industry members and trade associations in preparing an industry response to address regulatory concerns regarding the handling of PPI complaints. The FSA has now indicated that it will issue formal handbook guidance and/or rules on PPI complaint handling by the end of September 2009 and a consultation paper which builds on the proposals put forward by the industry members and trade associations is expected before the end of June 2009.

On 30 September 2008 the FSA published a statement arising from its ongoing thematic review of PPI sales. In the statement, which was directed at the industry generally, the FSA highlighted certain concerns and indicated that it was escalating its regulatory intervention and considering appropriate action to deal with ongoing non-compliant sales practices and to remedy non-compliant past sales. The FSA plans indicate that an update on the third phase of the thematic work would be published during 2009.

UK INFORMATION COMMISSIONER’S OFFICE

This office is responsible for overseeing implementation of the Data Protection Act 1998. This Act regulates, among other things, the retention and use of data relating to individual customers.

The Freedom of Information Act 2000 (‘FOIA’) sets out a scheme under which any person can obtain information held by, or on behalf of, a ‘public authority’ without needing to justify the request. A public authority will not be required to disclose information if certain exemptions set out in the FOIA apply. Under section 2(1) of the FOIA, a public authority is not required to disclose information where an absolute exemption applies or if the public interest in maintaining the exemption outweighs the public interest in disclosing the information. If a requester is dissatisfied with his response from a public authority, he may refer the matter to the Information Commissioner who may order the disclosure of the information, for example if he considers that the public interest in disclosing the information outweighs the public interest in maintaining the exemption. Lloyds Banking Group is not a public body but HM Treasury and certain other public authority and associated companies involved in the GAPS are. Any confidential information required to be disclosed under the GAPS to a public authority could be subject to enforced disclosure to members of the public pursuant to FOIA.

EUROPEAN UNION IMPACT ON UK FINANCIAL SERVICES REGULATION

RETAIL BANKING INVESTIGATION

On 10 January 2007, the European Commission published the Final Report of its sector inquiry into European retail banking markets covering payment cards and (non-card) payment systems and current accounts and related services. The Commission found that markets were fragmented along national lines, limiting consumer choice and leading to higher costs for current accounts, loans or payments. High degrees of variation of prices, profit margins and selling patterns between EU Member States and high degrees of homogeneity within EU Member States were found to be indicative of persisting regulatory or behavioural barriers to competition.

The Final Report identified competition concerns in several areas of retail banking, including:

•

the combination of sustained high profitability, high market concentration and evidence of entry barriers in some Member States raise concerns about banks’ ability to influence the level of prices for consumers and small firms;

•	large variations in merchant and interchange fees between banks across the EU may indicate competition barriers;

•

the existence of high joining fees for payment cards, co-branding, surcharging and the practice of ‘blending’ card fees where a retailer is charged the same merchant fee irrespective of the different costs of card types;

•	some credit registers, holding confidential data that lenders use to set loan rates, may be used to exclude new entrants to retail banking markets;

•	some aspects of co-operation among banks, including savings and co-operative banks, can reduce competition and deter market entry;

•	product tying by banks is widespread in Member States and can reduce consumer choice and increase banks’ power in the market place to influence prices; and

•	obstacles to customer mobility in banking, notably the inconvenience of changing a current account, are high.

Some of these concerns have already been addressed, at least in part. For example, following the interim report being published, the Commission met with Austrian banks who agreed to review arrangements for setting interchange fees and announced that a reduction can be expected. In Portugal, issuers and acquirers have met some of the concerns raised in the report by reducing domestic interchange fees and removing preferential bilateral domestic interchange fees. The establishment of a Single Euro Payments Area (‘SEPA’) is also seen as a method of remedying some of the competition concerns raised in the report. Since 1 January 2008, banks have been able to make the first SEPA products available and are aiming to make SEPA a reality for all customers by the end of 2010.

The Final Report also listed the following specific areas where enforcement action by the European Commission and the national competition authorities is appropriate:

•	high interchange fees and merchant fees in some payment card networks;

•	access barriers and discriminatory rules in relation to credit registers;

•	tying of products by some banks; and

•	bank co-operation (in respect to which the Commission indicated that it intended to gather more information before acting).

Since the Final Report was published, the Commission has adopted three decisions affecting payment card services. On 3 October 2007, the Commission fined Visa International and Visa Europe c10.2 million for refusing to admit Morgan Stanley as a member from March 2000 to September 2006. In a decision dated 17 October 2008, the Commission concluded that the Groupement des Cartes Bancaires infringed Article 81 of the Treaty establishing the European Community by adopting price measures hindering the issuing of cards in France at competitive rates by certain member banks, thereby keeping the price of payment cards artificially high and thus favouring the major French banks. As referred to above, on 19 December 2007, the Commission adopted a decision prohibiting MasterCard’s multilateral interchange fees for cross-border card payments with MasterCard and Maestro consumer credit and debit cards between Member States of the European Economic Area (intra-EEA MIFs).

REGULATION

EU DIRECTIVES

Work continues on the Financial Services Action Plan which is intended to create a single market for financial services across the EU. Lloyds Banking Group will continue to monitor the progress of these initiatives, provide specialist input on their drafting and assess the likely impact on its business.

EU directives, which are required to be implemented in EU member states through national legislation, have a strong influence over the framework for supervision and regulation of financial services in the UK. The directives aim to harmonise financial services regulation and supervision throughout the EU by setting standards in key areas such as capital adequacy, access to financial markets, consumer protection and compensation schemes.

Financial institutions, such as those in Lloyds Banking Group, are primarily regulated in their home state by a local regulator but the EU directives prescribe criteria for the authorisation of such institutions and the prudential and conduct of business supervision applicable to them. Different directives require member states to give ‘mutual recognition’ to each other’s standards of regulation through the operation of a ‘passport’ concept.

This passport gives a financial institution which has been authorised in its ‘home’ state the freedom to establish branches in, and to provide cross-border services into, other member states without the need for additional local authorisation.

Directives Recently Implemented

The Unfair Commercial Practices Directive (‘UCPD’): The UCPD was implemented in the UK under Regulations enacted in May 2008. The regulations cover financial services and allow the FSA to apply for injunctive relief in circumstances where this may not be open under the FSMA. The FSA previously considered the implementation of the UCPD in its Handbook through amendments to its conduct of business rules (COBS and ICOBS sourcebook) in 2007 and 2008.

The Acquisitions Directive was implemented in the UK on 21 March 2009. The purpose of the Directive is to prevent EU Member States from blocking acquisitions of financial services firms for improper (e.g. protectionist) reasons and to facilitate the acquisition process.

Key measures include:

•	Introduction of assessment criteria, which are more tightly defined than the current assessment criteria and are limited to a prudential assessment.

•	Provisions to increase the transparency of the process and ensure that potential acquirers that are declined permission are given the information they need to challenge the decision.

Directives Currently being Implemented

A number of other EU directives, including amendments to the Deposit Guarantee Schemes Directive (please see ‘Financial Services Guarantee Schemes in the UK’ above), the Payment Services Directive and the Consumer Credit Directive are currently being implemented in the UK.

The Payment Services Directive is to be fully implemented in the UK by 1 November 2009 and will enhance the movement towards a Single European Payments Area. Key measures include:

•	The right to provide payment services to the public;

•	Transparency and information requirements; and

•	Rights and obligations of users and providers of payment services.

Draft provisions for implementing the Consumer Credit Directive are expected to be published in 2009, with the deadline for implementation being June 2010. The Directive aims to establish the conditions for a genuine EU market, ensure a high level of consumer protection, and improve clarity by recasting the existing EU directives on consumer credit.

Directives under Review

Amendments to a number of EU directives are being considered, including the Distance Marketing Directive, Capital Requirements Directive, E-Money Directive, Undertakings for Collective Investment in Transferable Securities (UCITS) Directive and the Financial Groups Directive. Legislative amendments may be forthcoming.

The EU is also considering regulatory proposals for, inter alia;

•	mortgage credit;

•	a recast Undertaking for Collective Investment in Transferable Securities (UCITS) Directive; and

•	capital adequacy requirements for insurance companies (Solvency II).

US OPERATIONS AND REGULATION

In the United States, Lloyds TSB Bank maintains a branch in New York and an agency in Miami, licensed by the States of New York and Florida, respectively. Lloyds Banking Group maintains representative offices in several US cities. The existence of branch and agency offices in the US subjects Lloyds Banking Group plc and its subsidiaries doing business or conducting activities in the US to oversight by the Federal Reserve Board and limits the nature of the activities in which Lloyds Banking Group plc and its subsidiaries can engage in the US. Lloyds TSB Bank’s branch and agency offices are subject to extensive federal and state supervision and regulation relating to their operations, and the Group generally is expected to provide a measure of management and financial support and guidance to its US operations and activities.

INTERNATIONAL REGULATION

Lloyds Banking Group operates in many other countries around the world. The Group’s overseas operations are subject to reporting and reserve requirements and controls imposed by the relevant central banks and regulatory authorities.

In view of the global financial crisis and the increased scrutiny financial regulators have come under, it is also expected that regulatory regimes in many jurisdictions will be significantly tightened, e.g. emergency restrictions on short-selling practices were implemented in a number of jurisdictions including the UK, Ireland, France, Germany, and the Netherlands, following the market volatility in September 2008. At a G20 meeting to tackle the financial crisis in November 2008, a set of common principles for the reform of financial markets was set out. These principles have the aim of strengthening transparency and accountability; enhancing sound regulation; promoting integrity in financial markets; re-enforcing international co-operation and reforming international institutions. As a result of this and other domestic pressures, it is expected that Lloyds Banking Group entities in all jurisdictions will be subject to increased scrutiny.

REGULATION

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions, with serious legal and reputational consequences for any failures arising in these areas.

The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the US State Department currently designates as state sponsors of terrorism, including Iran, Syria, Cuba, and Sudan. In January 2008, the Group introduced an enhanced financial sanctions policy which applies to all of the Group’s operations and severely restricts activity with certain high risk jurisdictions including the countries designated by the US State Department. From 19 January 2009, HBOS became subject to the same policy and the Group is in the process of undertaking activities necessary to implement its requirements across its heritage businesses. The Group is also seeking to reduce its outstanding exposures to such states which have arisen through historical business activity. In accordance with this policy, the Group intends to engage only in new business in such jurisdictions in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues. Since its implementation in respect of Lloyds TSB Bank plc and its subsidiary undertakings (the ‘Bank Group’) in January 2008, the policy has resulted in a significant reduction in the contacts that the Bank Group had (in terms of value and volume) and the Bank Group expects a further reduction in its contacts in the coming years. The Group does not have, and does not anticipate having, a physical presence in any of the countries designated as state sponsors of terrorism.

At 31 December 2008, the Group does not believe the Bank Group’s business activities relating to countries designated as state sponsors of terrorism were material to its overall business. As at that date, Group estimates that the value of the Bank Group’s business in respect of such states represented less than 0.1 per cent of the Bank Group’s total assets and, for the year ended 31 December 2008, the Group believes that the Bank Group’s revenues from all activities relating to such states were less than 0.01 per cent of its total income net of insurance claims.

LISTING INFORMATION

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the London Stock Exchange, and has not been prepared or independently verified by the Lloyds Banking Group.

The ordinary shares of Lloyds Banking Group plc are listed and traded on the London Stock Exchange under the symbol ‘LLOY.L’. The prices for shares as quoted in the official list of the London Stock Exchange are in pounds sterling. The following table shows the reported high and low closing prices for the ordinary shares on the London Stock Exchange. This information has been extracted from publicly available documents from various sources, including officially prepared materials from the London Stock Exchange, and has not been prepared or independently verified by the Lloyds Banking Group.

	Price per share (in pence) High	Price per share (in pence) Low

Annual prices:
2008	483.25	118.50
2007	614.00	451.25
2006	581.00	489.75
2005	509.00	439.50
2004	476.25	391.75
2003	483.00	295.75
2002	817.00	427.50
2001	772.00	590.00
2000	774.50	517.00
1999	1,060.00	725.00
Quarterly prices:
2009
First quarter	140.70	40.30
2008
Fourth quarter	290.25	118.50
Third quarter	346.50	217.25
Second quarter	483.25	306.75
First quarter	482.25	373.50
2007
Fourth quarter	571.50	451.25
Third quarter	572.00	513.00
Second quarter	587.00	551.50
First quarter	614.00	532.00
Monthly prices:
March 2009	76.10	40.30
February 2009	105.00	50.80
January 2009	140.70	44.80
December 2008	167.10	123.00
November 2008	210.00	118.50
October 2008	290.25	150.00

On 17 April 2009, the closing price of shares on the London Stock Exchange was 104.6 pence, equivalent to $1.55 per share translated at the Noon Buying Rate of $1.4778 per £1.00 on 17 April 2009.

Lloyds Banking Group plc’s American Depositary Receipts (‘ADRs’) have been traded on the over-the-counter market in the US under the symbol ‘LLDTY’ since March 2000. Since 27 November 2001 Lloyds Banking Group plc American Depositary Shares (‘ADSs’) have been listed on The New York Stock Exchange under the symbol ‘LYG’. The prices for Lloyds Banking Group plc’s ADRs and ADSs, as quoted below, are in US dollars. Each ADS represents four ordinary shares.

LISTING INFORMATION

The following table shows the reported high and low closing prices for the ADRs in the over-the-counter market in the US.

	Price per ADR (in US dollars) High	Price per ADR (in US dollars) Low

Annual prices:
2001 (to 26 November 2001)	46.00	34.75
2000	45.27	33.50
Quarterly prices:
2001
Fourth quarter (to 26 November 2001)	43.88	38.25
Third quarter	44.00	35.50
Second quarter	43.94	38.94
First quarter	46.00	34.75

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS (in US dollars) High	Price per ADS (in US dollars) Low

Annual prices:
2008	38.56	7.15
2007	48.44	36.70
2006	45.41	34.72
2005	39.06	31.12
2004	36.88	29.47
2003	32.55	19.65
2002	48.55	27.85
2001 (from 27 November 2001)	44.99	41.30
Quarterly prices:
2009
First quarter	8.40	2.22
2008
Fourth quarter	18.80	7.15
Third quarter	27.92	15.75
Second quarter	38.56	24.46
First quarter	38.52	31.12
2007
Fourth quarter	46.95	36.70
Third quarter	47.22	41.25
Second quarter	47.20	44.72
First quarter	48.44	41.64
2006
Fourth quarter	45.41	40.70
Third quarter	40.70	38.00
Second quarter	40.38	36.91
First quarter	40.32	34.72
2005
Fourth quarter	34.46	31.12
Third quarter	36.20	32.82
Second quarter	36.50	33.16
First quarter	39.06	35.12
Monthly prices:
March 2009	4.23	2.22
February 2009	6.11	2.83
January 2009	8.40	2.45
December 2008	10.89	7.15
November 2008	13.53	7.18
October 2008	18.80	10.00

On 17 April 2009, the closing price of ADSs on the New York Stock Exchange was $6.21.

DIVIDENDS

As part of the HM Treasury recapitalisation scheme the Group was required to suspend the payment of cash dividends to ordinary shareholders until the HM Treasury preference shares issued as part of the scheme are repaid. See ‘Major Shareholders and Related Party Transactions – Information about the Lloyds Banking Group’s relationship with the UK Government’.

The capital restructuring announced on 7 March 2009 is expected to result in the redemption and repayment of the HM Treasury preference shares. Upon redemption of the preference shares, the block on payment of ordinary dividends would be removed. However, in any event it is not the board’s intention to pay a dividend on ordinary shares in 2009.

Lloyds Banking Group plc’s ability to pay dividends is restricted under UK company law. Dividends may only be paid if distributable profits are available for that purpose. In the case of a public limited company, a dividend may only be paid if the amount of net assets is not less than the aggregate of the called-up share capital and undistributable reserves and if the payment of the dividend will not reduce the amount of the net assets to less than that aggregate. In addition, a company cannot pay a dividend if any of its UK insurance subsidiaries is insolvent on a regulatory valuation basis or, in the case of regulated entities, if the payment of a dividend results in regulatory capital requirements not being met. Similar restrictions exist over the ability of Lloyds Banking Group plc’s subsidiary companies to pay dividends to their immediate parent companies. Furthermore, in the case of Lloyds Banking Group plc, dividends may only be paid if sufficient distributable profits are available for distributions due in the financial year on certain preferred securities. The board has the discretion to decide whether to pay a dividend and the amount of any dividend. In making this decision, the board is mindful of the level of dividend cover and, consequently, profit growth may not necessarily result in increases in the dividend. The board recognises the importance attached by shareholders to the Company’s dividend. In the case of American Depositary Shares, dividends are paid through The Bank of New York Mellon which acts as paying and transfer agent.

The table below sets out the interim and final dividends which were declared in respect of the ordinary shares for fiscal years 2001 through 2008. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date.

	Interim dividend	Interim dividend	Final dividend	Final dividend
	per share (£)	per share ($)	per share (£)	per share ($)

2001	0.102	0.149	0.235	0.344
2002	0.107	0.167	0.235	0.374
2003	0.107	0.178	0.235	0.421
2004	0.107	0.190	0.235	0.447
2005	0.107	0.189	0.235	0.433
2006	0.107	0.202	0.235	0.468
2007	0.112	0.228	0.247	0.482
2008	0.114	0.203	—	—

There are no UK governmental laws, decrees or regulations that affect the remittance of dividends or other shareholder payments to non-residents of the UK who hold shares of the Company.

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

A summary of the material provisions of Lloyds Banking Group plc’s memorandum and articles of association is set out below. This has been updated from the summary that was incorporated into Lloyds Banking Group plc’s annual report on Form 20-F for the year ended 31 December 2007 filed with the SEC on 5 June 2008.

Lloyds Banking Group plc is incorporated in Scotland under the UK Companies Act 1985 with registered number SC95000.

CURRENT MEMORANDUM AND ARTICLES OF ASSOCIATION

OBJECTS OF LLOYDS BANKING GROUP PLC

The memorandum of association provides, amongst other things, that the main objects for which the Company is formed and incorporated are to take over and hold all or such part of the property and rights, and to assume and undertake all of such part of the liabilities and obligations, of the Trustee Savings Bank Central Board (the ‘Central Board’), Trustee Savings Banks (Holdings) Limited (‘TSB Holdings’) and the trustee savings banks (meaning the banks defined as the existing banks in the Trustee Savings Banks Act 1985, the ‘TSBA’) as shall be transferred to and vested in the Company under the TSBA, to carry on the business of banking in all or any of its aspects and to carry on the business of a holding company. The objects of the Company are set out in full in clause 4 of the memorandum of association of the Company.

Under the memorandum of association, the Company may borrow or raise money in such manner and upon such terms and on such security as may seem to the directors to be expedient and in particular by the issue or deposit of debentures or debenture stock or other securities of any description and to secure all or any of the Company’s liabilities in respect of money borrowed, raised or owing or any other debt or obligation of or binding on the Company in such manner as may be thought expedient and in particular by mortgage, charge or lien upon all or any part of the undertaking, property and assets, present or future, and uncalled capital of the Company.

VOTING RIGHTS

For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such persons may cast, Lloyds Banking Group plc may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Every holder of ordinary shares who is entitled to be and is present in person (including any corporation by its duly authorised representative) at a general meeting of Lloyds Banking Group plc and is entitled to vote will have one vote on a show of hands and, on a poll, if present in person or by proxy, will have one vote for every such share held by him, save that a member will not be entitled to exercise the right to vote carried by such shares if he or any person appearing to be interested in the shares held by him has been duly served with a notice under section 793 of the Companies Act (requiring disclosure of interests in shares) and is in default in supplying Lloyds Banking Group plc with information required by such notice. The limited voting shares confer the right to receive notice of and to attend and speak at all general meetings of Lloyds Banking Group plc, but do not confer a right to vote unless the business of the meeting includes the consideration of a resolution:

•

to approve an acquisition or disposal by Lloyds Banking Group plc or any of its subsidiaries in circumstances in which the approval of shareholders in general meeting is either required by virtue of securities of Lloyds Banking Group plc being listed on a recognised exchange, or is sought by the directors, due to the significance of the transaction; or

•	for the winding-up of Lloyds Banking Group plc; or

•	to vary the rights of the limited voting shares.

In any such case, the holder may vote the limited voting shares only in respect of such resolution and will have the same rights with regard to the number and exercise of votes as a holder of ordinary shares but, in the case of a variation in the rights of limited voting shares, shall also have the protection of a requirement for approval of the variation by way of a special resolution at a separate class meeting of the holders of limited voting shares. Preference shares confer such rights as may be determined by the directors on allotment, but unless the directors otherwise determine, fully paid preference shares confer identical rights as to voting, capital dividends and otherwise, notwithstanding that they are denominated in different currencies and shall be treated as if they are one single class of shares. There are no limitations imposed by UK law or the Memorandum and Articles of Association of Lloyds Banking Group plc restricting the rights of non-residents of the UK or non-citizens of the UK to hold or vote shares of Lloyds Banking Group plc.

GENERAL MEETINGS

Lloyds Banking Group plc must give at least 21 days’ notice in writing of an annual general meeting. All other general meetings may be called by at least 14 days’ notice in writing. The directors may make arrangements to regulate the level of attendance at any place specified for the holding of a general meeting and, in any such case, shall direct that the meeting be held at a specified place, where the chairman of the meeting shall preside, and make arrangements for simultaneous attendance and participation by members and proxies at other locations. The chairman of a general meeting has express authority to adjourn the meeting if, in his opinion, it appears impracticable to hold or continue the meeting because of crowding or unruly conduct or because an adjournment is otherwise necessary for the proper conduct of the meeting. Annual general meetings of Lloyds Banking Group plc are to be held in Edinburgh or such other place in Scotland as the directors shall appoint.

DIVIDENDS AND OTHER DISTRIBUTIONS AND RETURN OF CAPITAL

The shareholders in general meeting may by ordinary resolution declare dividends to be paid to members of Lloyds Banking Group plc, but no dividends shall be declared in excess of the amount recommended by the directors. The directors may pay fixed dividends on any class of shares carrying a fixed dividend and may also from time to time pay dividends, interim or otherwise, on shares of any class. Except in so far as the rights attaching to any shares otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up thereon. Subject to the rights attaching to any shares, any dividend or other monies payable in respect of a share may be paid in such currency or currencies as the directors may determine using such exchange rates as the directors may select.

The opportunity to elect to receive new shares instead of any cash dividend recommended by the directors, may be offered to shareholders provided that the directors shall have obtained in advance the shareholders’ approval to do so as required by the Articles of Association.

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

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

On any distribution by way of capitalisation, the amount to be distributed will be appropriated amongst the holders of ordinary shares and limited voting shares in proportion to their holdings of ordinary shares and limited voting shares (pro rata to the amount paid up thereon). If the amount to be distributed is applied in paying up in full unissued ordinary shares and limited voting shares of Lloyds Banking Group plc, a shareholder will be entitled to receive bonus shares of the same class as the shares giving rise to his entitlement to participate in the capitalisation.

Any dividend unclaimed after a period of 12 years from the date of declaration of such dividend will be forfeited and revert to Lloyds Banking Group plc. No dividends or other monies payable on or in respect of a share shall bear interest against Lloyds Banking Group plc.

On a return of capital, whether in a winding-up or otherwise, the ordinary shares and the limited voting shares will rank equally in all respects and the preference shares will be entitled to the rights attaching to them on issue.

CONVERSION OF LIMITED VOTING SHARES

Each limited voting share will be converted into an ordinary share:

•

on the day following the last date on which an amount could become due and payable to a holder of limited voting shares under a deed of covenant in favour of the Lloyds TSB Foundations. A deed of covenant is a legal document which records the obligation of one person to pay a specified sum to another for a specified number of years; or

•

if an offer is made to shareholders (or to all such shareholders other than the offeror and/or any body corporate controlled by the offeror and/or any persons acting in concert with the offeror) to acquire the whole or any part of the issued ordinary share capital of Lloyds Banking Group plc and the right to cast more than 50 per cent of the votes which may ordinarily be cast on a poll at a general meeting of Lloyds Banking Group plc becomes or is certain to become vested in the offeror and/or any bodies corporate controlled by the offeror and/or any persons acting in concert with the offeror. The publication of a scheme of arrangement under the statutes providing for the acquisition by any person of the whole or part of the ordinary share capital of Lloyds Banking Group plc shall be deemed to be the making of an offer for this purpose.

The shares resulting from conversion will carry the right to receive all dividends and other distributions declared, made or paid on the ordinary share capital of Lloyds Banking Group plc by reference to a record date on or after the date of conversion and will rank equally in all other respects and form one class with the ordinary share capital of Lloyds Banking Group plc then in issue and fully paid.

Holders of limited voting shares will be entitled to participate in any offer made by way of rights to holders of ordinary shares as if the limited voting shares had been converted at the relevant record date.

VARIATION OF RIGHTS AND ALTERATION OF CAPITAL

Subject to the provisions of the Companies Act, the CREST Regulations and every other statute for the time being in force or any judgment or order of any court of competent jurisdiction concerning companies and affecting Lloyds Banking Group plc (the ‘statutes’), the rights attached to any class of shares for the time being in issue may (subject to their terms of issue) be varied, modified or abrogated with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At any such separate meeting, the provisions of the Articles of Association relating to general meetings will apply, but the necessary quorum at any such meeting will be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of that class (except at an adjourned meeting, at which the quorum shall be any holder of shares of the class, present in person or by proxy) and any such person may demand a poll.

Lloyds Banking Group plc may, by ordinary resolution, increase its share capital, consolidate and divide all or any of its shares into shares of larger amount, sub-divide all or any of its shares into shares of smaller amount and cancel any shares not taken or agreed to be taken by any person.

However, for so long as the limited voting shares have not been converted (as described above):

•

Lloyds Banking Group plc is prohibited from consolidating or subdividing any of the ordinary shares without consolidating or subdividing the limited voting shares in like manner and to a like extent; and

•

Lloyds Banking Group plc will not create any new class of equity share capital, other than in connection with or pursuant to an employees’ share scheme approved by Lloyds Banking Group plc in general meeting, provided that the creation of equity share capital which carries (as compared with the Existing Ordinary Shares) only restricted voting or no voting rights and no greater rights as regards dividends or capital shall not be deemed to be the creation of a new class of equity share capital.

Subject to the provisions of the statutes, Lloyds Banking Group plc may, by special resolution, reduce its share capital, any capital redemption reserve, share premium account or other undistributable reserve in any way.

TRANSFER OF SHARES

All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the directors and must be executed by or on behalf of the transferor and, if the shares thereby transferred are not fully paid, by or on behalf of the transferee. The transferor will be deemed to remain the holder of the shares transferred until the name of the transferee is entered in the register of members of Lloyds Banking Group plc in respect thereof. All transfers of shares which are in uncertificated form may be effected by means of a relevant system.

The directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares (not being fully paid shares) provided that, where any such shares are admitted to the Official List, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The directors may also decline to register a transfer unless either:

•	the instrument of transfer complies with the requirements of the Articles of Association and the transfer is in respect of only one class of shares; or

•	the transfer is in favour of not more than four persons as the transferee.

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

The directors shall refuse to register the transfer of any share on which Lloyds Banking Group plc has a lien and shall refuse to register the transfer of any limited voting share unless the same is:

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

Lloyds Banking Group plc’s shares are in registered form and the Articles of Association do not provide for bearer shares. The registration of share transfers may be suspended and the register may be closed at such times and for such periods as the directors may determine (not exceeding 30 days in any year), provided that if the shares are traded through an electronic trading system, the register may not be closed without the consent of the operator.

Subject to the statutes and the rules (as defined in the CREST Regulations), the directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of an electronic trading system or that shares of any class should cease to be so held and so transferred.

DISCLOSURE OF HOLDINGS EXCEEDING CERTAIN PERCENTAGES

The Disclosure and Transparency Rules require Lloyds Banking Group plc shareholders to notify Lloyds Banking Group plc if the voting rights held by such Lloyds Banking Group plc shareholders (including by way of a certain financial instrument) reach, exceed or fall below 3 per cent and each 1 per cent threshold thereafter up to 100 per cent. Under the Disclosure and Transparency Rules, certain voting rights in Lloyds Banking Group plc may be disregarded.

Pursuant to the Companies Act, Lloyds Banking Group plc may also send a notice to any person whom Lloyds Banking Group plc knows or believes to be interested in Lloyds Banking Group plc’s shares, requiring that person to confirm whether he has such an interest and if so details of that interest.

Under the Articles of Association and UK law, if a person fails to comply with such a notice or provides information that is false in a material particular in respect of any shares (the ‘default shares’), the Lloyds Banking Group plc directors may serve a restriction notice on such a person. Such a restriction notice will state that the default shares and, if the Lloyds Banking Group plc directors determine, any other shares held by that person, shall not confer any right to attend or vote at any general meeting of Lloyds Banking Group plc.

In respect of a person with a 0.25 per cent or more interest in the issued shares of the class in question, the Lloyds Banking Group plc Directors may direct by notice to such member that, subject to certain exceptions, no transfers of shares held by such person shall be registered and that any dividends or other payments on the shares shall be retained by Lloyds Banking Group plc pending receipt by Lloyds Banking Group plc of the information requested by the Lloyds Banking Group plc directors. Certain consequences of the issue of a restriction notice are outlined above.

MANDATORY TAKEOVER BIDS, SQUEEZE-OUT AND SELL-OUT RULES

Other than as provided by the Companies Act and the City Code, there are no rules or provisions relating to mandatory bids and/or squeeze-out and sell-out rules in relation to the Lloyds Banking Group plc shares.

UNTRACED MEMBERS

Lloyds Banking Group plc is empowered to sell, as the agent of a member, at the best price reasonably obtainable, any share registered in the name of a member remaining untraced for 12 years who fails to communicate with Lloyds Banking Group plc within three months following the publication of an advertisement of an intention to make such a disposal; provided that during the 12-year period at least three dividends have become payable and no dividend has been claimed.

Lloyds Banking Group plc shall be obliged to account to the member for the proceeds of the disposal. However, any net proceeds of sale unclaimed after 12 years from the date of sale shall be forfeited and shall revert to Lloyds Banking Group plc.

FORFEITURE AND LIEN

If a member fails to pay in full any call or instalment of a call on or before the due date for payment, then, following notice by the directors requiring payment of the unpaid amount with any accrued interest and any expenses incurred, such share may be forfeited by a resolution of the directors to that effect (including all dividends declared in respect of the forfeited share and not actually paid before forfeiture). A member whose shares have been forfeited will cease to be a member in respect of the shares, but will, notwithstanding the forfeiture, remain liable to pay to Lloyds Banking Group plc all monies which at the date of forfeiture were presently payable together with interest. The directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal or waive payment in whole or part.

Lloyds Banking Group plc has a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of such share, and the directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt from such a lien, either wholly or partially.

A forfeited share becomes the property of Lloyds Banking Group plc, and it may be sold, re-allotted, otherwise disposed of or cancelled as the directors see fit. Any share on which Lloyds Banking Group plc has a lien may be sold on the terms set out in the Articles of Association. The proceeds of sale shall first be applied towards payment of the amount in respect of the lien insofar as it is still payable and then on surrender of the share certificate for cancellation (in the case of shares in certificated form), to the person entitled to the shares at the time of sale.

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

PURCHASE OF OWN SHARES

Subject to the provisions of the statutes, Lloyds Banking Group plc may purchase any of its own shares of any class, but if there are in issue any shares which are admitted to the Official List which are convertible into equity share capital of Lloyds Banking Group plc of the class proposed to be purchased, then Lloyds Banking Group plc will not purchase such equity shares unless the terms of the convertible shares include provisions permitting Lloyds Banking Group plc to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase or the purchase has first been approved by a special resolution passed at a separate meeting of the holders of such convertible shares.

WINDING-UP

If Lloyds Banking Group plc is wound up, the liquidator may, with the authority of a ordinary resolution, divide amongst the members in specie or kind the whole or any part of the assets of Lloyds Banking Group plc. The liquidator may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, and the liquidation may be closed and Lloyds Banking Group plc dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

DIRECTORS

The business and affairs of Lloyds Banking Group plc shall be managed by the directors, who may exercise all such powers of Lloyds Banking Group plc as are not by the statutes or by the Articles of Association required to be exercised by Lloyds Banking Group plc in general meeting, subject to the Articles of Association, to the provisions of the statutes and to such regulations as may be set by special resolution of Lloyds Banking Group plc, but no regulation so made by Lloyds Banking Group plc will invalidate any prior act of the directors which would have been valid if such regulation had not been made.

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

DIRECTORS’ RETIREMENT

The Articles of Association provide that each director shall retire at the annual general meeting held in the third calendar year following the year in which he was elected or last re-elected.

DIRECTORS’ SHARE QUALIFICATION

A director is not required to hold any shares of Lloyds Banking Group plc by way of qualification.

DIRECTORS’ INDEMNITY/INSURANCE

So far as may be permitted by the statutes, any person who is or was at any time a director, officer, employee or trustee of Lloyds Banking Group plc (or any associated company) may be indemnified by Lloyds Banking Group plc against any liability incurred by him in connection with any negligence, default, breach of duty or breach of trust by him or any other liability incurred in the execution of his duties, the exercise of his powers or otherwise in connection with his duties, powers or offices. The directors of Lloyds Banking Group plc may also purchase and maintain insurance in respect of such liabilities. So far as may be permitted by the statutes, Lloyds Banking Group plc may also provide defence costs in relation to any criminal, civil or regulatory proceedings to which any current or former director, officer, employee or trustee of Lloyds Banking Group plc (or any associated company) is subject and do anything to enable any such a person to avoid incurring such expenditure.

AUTHORISATION OF DIRECTORS’ INTERESTS

Subject to the provisions of the statutes, the directors can authorise any matter which would or might otherwise constitute or cause a breach of the duty of a director to avoid a situation in which he has or can have a direct or indirect interest that conflicts, or may reasonably be expected at the time of authorisation to be a situation in which he has or can have a conflict, with the interests of Lloyds Banking Group plc.

Such authorisation of a matter shall be effective only if the matter in question shall have been proposed in writing for consideration at a meeting of the directors, in accordance with the board’s normal procedures, or in such other manner as the directors may determine.

Any authorisation of a matter under the Articles shall be subject to such conditions or limitations as the directors may determine, whether at the time such authorisation is given or subsequently, and may be terminated by the directors at any time. A director shall comply with any obligations imposed on him pursuant to any such authorisation.

A director shall not, save as otherwise agreed by him, be accountable to Lloyds Banking Group plc for any benefit which he (or a person connected with him) derives from any matter authorised by the directors and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.

Where a director has an interest which can reasonably be regarded as likely to give rise to a conflict of interest, the director may, and shall if so requested by the directors, take such additional steps as may be necessary or desirable for the purpose of managing such conflict of interest, including compliance with any procedures laid down from time to time by the directors.

Lloyds Banking Group plc may by ordinary resolution ratify any contract, transaction or arrangement, or other proposal, not properly authorised under the Articles.

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

MATERIAL INTERESTS

Subject to the provisions of the statutes, the director (or a person connected with him), provided that the director has declared the nature and extent of any interest as required under the Articles:

•

may be a director or other officer of, or be employed by, or otherwise interested (including by the holding of shares) in Lloyds Banking Group plc, a subsidiary undertaking of Lloyds Banking Group plc, any holding company of Lloyds Banking Group plc, a subsidiary undertaking of any such holding company, or any body corporate promoted by Lloyds Banking Group plc or in which Lloyds Banking Group plc is otherwise interested (a ‘relevant company’);

•	may be a party to, or otherwise interested in, any contract, transaction or arrangement with a relevant company;

•	may (and any firm of which he is a partner, employee or member may) act in a professional capacity for any relevant company (other than as auditor) and be remunerated therefor;

•	may have an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

•	may have an interest, or a transaction or arrangement giving rise to such an interest, of which the director is not aware; and

•	may have any other interest authorised under the Articles or by shareholder resolution.

Except as set out in the Articles of Association, a director shall not be entitled to vote nor be counted in the quorum in respect of any contract, transaction or arrangement, or any other proposal, in which he (or a person connected with him) is interested. Any vote of a director in respect of a matter where he is not entitled to vote shall be disregarded. A director shall not be counted in the quorum for a meeting of the directors in relation to any resolution on which he is not entitled to vote.

If a question arises at any time as to whether any interest of a director prevents him from voting, or being counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive, provided that the nature or extent of the interest of such director has been fairly disclosed. If any such question shall arise in respect of the chairman of the meeting, the question shall be decided by resolution of the directors and the resolution shall be conclusive provided that the nature or extent of the interest of the chairman of the meeting has been fairly disclosed to the directors.

CONFIDENTIAL INFORMATION

If a director, otherwise than by virtue of his position as director, receives information in respect of which he owes a duty of confidentiality to a person other than Lloyds Banking Group plc, he shall not be required to disclose such information to Lloyds Banking Group plc or otherwise use or apply such confidential information for the purpose of or in connection with the performance of his duties as a director, provided that such an actual or potential conflict of interest arises from a permitted or authorised interest under the Articles. This is without prejudice to any equitable principle or rule of law which may excuse or release the director from disclosing information, in circumstances where disclosure may otherwise be required under the Articles.

REMUNERATION

The ordinary remuneration of the directors is determined by ordinary resolution of Lloyds Banking Group plc and is divisible among the directors as they may agree, or, failing agreement, equally. However, any director who holds office for only part of the period in respect of which remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration relating to the period during which he has held office. Any director who holds an executive office, or who serves on any committee of the directors, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the directors may determine. The directors may repay to any director all such reasonable expenses as he may incur in attending and returning from meetings of the directors or of any committee of the directors or general meetings or otherwise in connection with the business of Lloyds Banking Group plc. The directors have the power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to, or to any person in respect of, any director or ex-director.

ELECTRONIC COMMUNICATIONS

Lloyds Banking Group plc has the right to offer shareholders the opportunity to have documents and information made available to them through Lloyds Banking Group plc’s website and in electronic form.

EXCHANGE CONTROLS

There are no UK laws, decrees or regulations that restrict Lloyds Banking Group plc’s export or import of capital, including the availability of cash and cash equivalents for use by Lloyds Banking Group, or that affect the remittance of dividends or other shareholders’ payments to non-UK holders of Lloyds Banking Group plc shares, except as set out in ‘Taxation’.

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

OTHER NON-UK RESIDENT PERSONS

Subject to the provisions set out above under ‘Individuals, other than US holders, temporarily non-resident in the UK’, shareholders or ADS holders who are neither resident nor ordinarily resident in the UK generally will not be liable for UK tax on chargeable gains unless they carry on a trade, profession or vocation in the UK through a branch or agency and the ordinary shares or ADSs are or have been used or held by or for the purposes of the branch or agency, in which case such shareholder or ADS holder might, depending on individual circumstances, be liable to UK tax on chargeable gains on any disposition of ordinary shares or ADSs. An individual holder of ordinary shares or ADSs who is only temporarily not resident in the UK may, under anti-avoidance legislation, still be liable for UK tax on chargeable gains realised, subject to any available exemption, relief and/ or foreign tax credit.

TAXATION OF DIVIDENDS

UK RESIDENTS

Lloyds Banking Group plc will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs.

An individual shareholder or ADS holder who is resident in the UK for tax purposes will be entitled to a tax credit in respect of any dividend received from Lloyds Banking Group plc and will be taxable on the gross dividend, which is the aggregate of the dividend received and related tax credit. The value of the tax credit will be equal to one-ninth of the dividend received (and, therefore, 10 per cent of the gross dividend). The gross dividend will be treated as an individual’s marginal taxable income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. A UK resident individual shareholder or ADS holder who is liable to income tax at the higher rate (currently 40 per cent) will be subject to tax at the rate applicable to dividends for such shareholders or ADS holders (currently 32.5 per cent) on the gross dividend. The tax credit will be set against but will not fully discharge such shareholders’ or ADS holders’ tax liability on the gross dividend and they will have to pay additional tax equal to 22.5 per cent of the gross dividend, being 25 per cent of the dividend received, to the extent that such sum, when treated as marginal income, falls above the threshold for the higher rate of income tax.

The UK Government has announced proposals to introduce, with effect from 6 April 2011, a new tax rate of 45 per cent for taxable non-savings and savings income above £150,000. Dividends which would otherwise be taxable at the new 45 per cent rate would, however, be liable to income tax at a new rate of 37.5 per cent.

There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit.

TAXATION

UK resident shareholders or ADS holders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to the payment of any tax credits in respect of dividends.

Subject to certain exceptions, such as for dealers in securities and for some insurance companies with overseas business, UK resident corporate shareholders or ADS holders will generally not be subject to corporation tax in respect of dividends received from Lloyds Banking Group plc, but will not be entitled to the payment of any tax credit with respect to the dividends.

The UK Government has announced the introduction of provisions (from a date to be appointed by Treasury Order) which, if enacted in the form proposed in the draft legislation published on 9 December 2008, wouild result in UK resident corporate shareholders or ADS holders being subject to corporation tax on dividends paid by Lloyds Banking Group plc, unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends paid by Lloyds Banking Group plc would generally be exempt.

US HOLDERS

Lloyds Banking Group plc will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs to a US holder.

OTHER NON-UK RESIDENT PERSONS

Lloyds Banking Group plc will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs to a holder, other than a US holder, who is not resident for tax purposes in the UK.

Holders of ordinary shares or ADSs, other than US holders, who are not resident for tax purposes in the UK and who receive a dividend from Lloyds Banking Group plc will not have any further UK tax to pay in respect of the dividend, but will not normally be able to claim any additional payment in respect of the dividend from the UK HM Revenue & Customs under any applicable Double Tax Treaty.

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

Where Lloyds Banking Group plc issues ordinary shares or a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary to facilitate the issue of ADSs to him representing the ordinary shares or to a person providing clearance services (or their nominee or agent), a liability to UK stamp duty or SDRT at the rate of 1.5 per cent (rounded up to the next multiple of £5 in the case of the stamp duty) of either the issue price or, in the case of transfer, the listed price of the ordinary shares, calculated in sterling, will arise. Where a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary or clearance service this charge will generally be payable by the person receiving the ADSs or transferring the ordinary shares into the clearance service.

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

US FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material US federal income tax consequences of the ownership and disposition of ADSs or ordinary shares to the US holders (described below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to hold such securities. The summary applies only to US holders that hold ADSs or ordinary shares as capital assets and does not address special classes of holders, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a market-to-market method of accounting;

•	holders holding ADSs or shares as part of a hedge, straddle, conversion or other integrated transaction;

•	holders whose functional currency for US federal income tax purposes is not the US dollar;

•	holders liable for alternative minimum tax;

•	holders who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	partnerships or other entities classified as partnerships for US federal income tax purposes; or

•	holders that own 10 per cent or more of the voting shares of Lloyds Banking Group plc.

If an entity that is classified as a partnership for US federal income tax purposes holds ADSs or shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs or shares and partners in such partnerships should consult their tax advisers as to the particular US federal income tax consequences of holding and disposing of the ADSs or shares.

In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom American depositary shares are pre-released, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax

TAXATION

credits for US holders of American depositary shares. Such actions would also be inconsistent with the reduced rate of tax applicable to dividends received by certain non-corporate US holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US holders, described below, could be affected by actions taken by such parties or intermediaries. The summary is based upon tax laws of the US including the Internal Revenue Code of 1986, as amended, (the ‘Code’), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. Prospective purchasers of the ADSs or ordinary shares should consult their tax advisers as to the US, UK or other tax consequences of the ownership and disposition of such securities in their particular circumstances, including the effect of any US state or local tax laws.

As used herein, a ‘US holder’ is a beneficial owner of ADSs or shares, that is, for US federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

In general, a US holder who owns ADSs should be treated as the owner of the underlying shares represented by those ADSs for US federal income tax purposes. Accordingly, no gain or loss should be recognised if a US holder exchanges ADSs for the underlying shares represented by those ADSs.

TAXATION OF DISTRIBUTIONS

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined in accordance with US federal income tax principles). Because Lloyds Banking Group plc does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US holders as dividends. The amount of the dividend will be treated as foreign-source dividend income to US holders and will not be eligible for the dividends-received deduction generally allowed to US corporations under the Code.

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid by qualified foreign corporations to certain non-corporate US holders in taxable years beginning before 1 January 2011 are taxable at a maximum tax rate of 15 per cent. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where the Company’s ADSs are traded. US holders should consult their tax advisers to determine whether the favourable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

The amount of a dividend will equal the US dollar value of the pounds sterling received, calculated by reference to the exchange rate in effect on the date such distribution is received by the Depository (in the case of ADSs) or by the US holder (in the case of shares) regardless of whether the payment is converted into US dollars on the date of receipt. If the pounds sterling received as a dividend are not converted into US dollars on the date of receipt, then the US holder’s tax basis in the pounds sterling received will equal such dollar amount and the US holder may realise a foreign exchange gain or loss on the subsequent conversion into US dollars. Generally, any gains or losses resulting from the conversion of pounds sterling into US dollars will be treated as US source ordinary income or loss.

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

INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividends paid on, and the sale proceeds from, ADSs or shares that are made within the US or through certain US-related financial intermediaries generally are subject to information reporting requirements, and may be subject to backup withholding, unless the US holder:

•	is a corporation or other exempt recipient, or

•	in the case of backup withholding, the US holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

WHERE YOU CAN FIND MORE INFORMATION

The documents concerning the Lloyds Banking Group which are referred to herein may be inspected at the Securities and Exchange Commission (‘SEC’). You may read and copy any document filed or furnished by the Group at the SEC’s public reference rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. The SEC also maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that the Group has filed electronically with the SEC.

ENFORCEABILITY OF CIVIL LIABILITIES

Lloyds Banking Group plc is a public limited company incorporated under the laws of Scotland. Most of Lloyds Banking Group plc’s directors and executive officers and certain of the experts named herein are residents of the United Kingdom. A substantial portion of the assets of Lloyds Banking Group plc, and a substantial portion of the assets of such persons, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon all such persons or to enforce against them in US courts judgments obtained in such courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. Furthermore, Lloyds Banking Group plc has been advised by its solicitors that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of US courts, of certain civil liabilities, including those predicated solely upon the federal securities laws of the United States.

RISK FACTORS

Set out below are certain risk factors which could affect Lloyds Banking Group’s future results and cause them to be materially different from expected results. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties Lloyds Banking Group’s businesses face. For information on Lloyds Banking Group’s risk management policies and procedures, see ‘Operating and financial review and prospects – Risk Management’.

GOVERNMENT-RELATED RISKS

HM Treasury is the largest shareholder of Lloyds Banking Group plc and its shareholding could increase. Through its shareholding in, and other relationships with, the Company, HM Treasury is in a position to exert significant influence over the Group and its business.

Following the placing and open offer by the Company and the HBOS placing and open offer, both in November 2008, HM Treasury owns 43.38 per cent of the ordinary share capital of the Company. This ownership will increase to 65 per cent if existing shareholders do not claw back any entitlement to ordinary shares to be issued pursuant to a second placing and open offer (the ‘2009 Placing and Open Offer’). The 2009 Placing and Open Offer is being effected in order to redeem the existing preference shares of the Company issued to HM Treasury in January 2009 through the issue of new ordinary shares. This ownership would further increase to 77 per cent if no existing shareholders claw back their entitlements in the 2009 Placing and Open Offer and the B Shares expected to be issued to HM Treasury in connection with the GAPS were to be converted to ordinary shares (although under no circumstances will HM Treasury be able to exercise more than 75 per cent of the voting rights in the Company). In this event, the Company would be in breach of the listing rules requirement that 25 per cent of its issued share capital be in public hands. Although the Company may apply to the UKLA for a waiver in such circumstances, there is no guarantee that such a waiver would be granted and, in that event, the Company could be delisted from the official list of the FSA and potentially other exchanges where its securities are currently listed and traded. Furthermore, if the placing and open offer is not completed and/or the Group does not participate in the GAPS, it may become necessary for the Group to raise further capital. Any such capital raising could result in an increase in HM Treasury’s shareholding in the Company.

HM Treasury announced on 7 March 2009 in connection with the GAPS that its potential increase in shareholding is to strengthen the Group’s capital resources and it informed the Group that it did not envisage a change in the constructive relationship between HM Treasury and the Company’s board of directors. However, no formal relationship agreement has been concluded between the Group and the UK Government in respect of its shareholding in the Company and no specific measures are in place to ensure control is not abused by HM Treasury. See ‘Major Shareholders and Related Party Transactions – Information about the Lloyds Banking Group’s relationship with the UK Government’ for more information.

There is a risk, however, that HM Treasury might seek to exert influence over the Group, and may disagree with the commercial decisions of the Group, including over such matters as the implementation of synergies, commercial and consumer lending policies and management of the Group’s assets and/or business. Moreover the terms which may be agreed in relation to the Group’s accession to the GAPS as well as the arrangements with HM Treasury, which are described in the risk factor entitled ‘The Company has agreed to certain undertakings with HM Treasury in relation to the operation of its business, including compensation arrangements for employees, in connection with the placing and open offer by the Company in November 2008 and as part of its proposed participation in the GAPS. The implications of some of these undertakings remain unclear and they could have a material adverse effect on the Group’s results of operations, financial condition and prospects’ below, may limit the operational flexibility of the Group with regard to its business and assets and may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

There is also a risk that, through its shareholding in the Company and/or through arrangements to be put in place in relation to the Group’s proposed participation in the GAPS, the UK Government and HM Treasury may be able to influence the Group in other ways that would have a materially adverse effect on the Group’s business including, among other things, the election of directors, the appointment of senior management at the Company, staff remuneration policies, lending policies and commitments, management of the Group’s business, including in particular management of the Group’s assets, including its existing retail and corporate loan portfolio (whether or not such assets are to be covered by the GAPS), significant corporate transactions and the issue of new ordinary shares. Shareholders may disagree as to whether an action opposed or supported by HM Treasury is in the best interests of Lloyds Banking Group generally. Furthermore, HM Treasury also has interests in other UK financial institutions and an interest in the health of the UK banking industry and other industries generally and those interests may not always be aligned with the commercial interests of the Group or its shareholders.

In addition, under the Banking Act, substantial powers over the Group’s business, including the ability to take control of the Group’s business, have been granted to HM Treasury, the Bank of England and the FSA. There can be no assurance that, if economic conditions do not improve or continue to deteriorate and/or if the financial position of Lloyds Banking Group does not improve or deteriorates, further UK Government intervention will not take place, including pursuant to the Banking Act. For a discussion of risks relating to the Banking Act see ‘Risk Factors – Risks relating to the Banking Act 2009’.

Depending on the level of the shareholdings acquired by HM Treasury in Lloyds Banking Group plc and other financial institutions, further filings may have to be made to UK and non-UK competition and regulatory authorities. The nature and extent of those filings and the risks of conditions being sought by or imposed upon the UK Government in relation to its shareholdings cannot be reasonably estimated at this point.

The aid given by and proposed to be given by HM Treasury to the Group is subject to European state aid review. The outcome of this review is uncertain at this stage and may involve the prohibition of some elements of the aid, the requirement for the Group to repay the aid or the imposition of conditions on the Group that may be materially adverse to its interests.

As a result of the Group’s participation in the placing and open offer in November 2008 and HM Treasury’s credit guarantee scheme, which was announced on 8 October 2008, the Group is required to cooperate with HM Treasury to submit a forward plan to the European Commission setting out the Group’s plans to restructure and return to a position of viability in which it no longer relies on state aid. As part of its review of this plan, the European Commission is expected to impose conditions beyond those required to establish long-term viability. These conditions may be materially adverse to the Group’s interests. While the Group is uncertain as to which conditions might be imposed, they might include: (i) significant reductions in the size of the Group’s balance sheet through divestments (including potentially of core businesses) and the exit from certain businesses beyond those that the Group would have otherwise planned to effect, and (ii) behavioural restrictions.

The Group’s participation in the GAPS will also require European state aid clearance. This review will take place in two stages. First, clearance must be obtained for the scheme as a whole, including the terms on which the Group participates in it. Second, clearance must be given for the Group’s ongoing participation in the GAPS based on its ongoing viability and forward plan. The Group is expected to accede to the GAPS following clearance for the scheme as a whole and therefore prior to receiving clearance for the Group’s ongoing participation. Accordingly, at such time there is likely to be significant uncertainty as to whether clearance for the Group’s ongoing participation will be obtained and if so what conditions will be attached to such clearance.

It is possible that the GAPS as a whole or the terms of the Group’s participation in it in particular will not receive European state aid clearance, or that they may need to be changed (including, without limitation, the fee payable by the Group, the ‘first loss’ amount and the Group’s exposure to losses

RISK FACTORS

exceeding the ‘first loss’ amount, or the terms of the B Shares to be issued by the Company to HM Treasury) in order to obtain clearance. Any such changes may be materially adverse to the interests of the Group.

In order to secure approval for its ongoing participation in the GAPS, the Group will be required to submit a forward plan to the European Commission. It is anticipated that this will be a single plan that addresses the Group’s participation in the GAPS and the other state aid that the Group has already received, including the placing and open offer in November 2008 and the credit guarantee scheme. The European Commission’s review of this plan may result in additional requirements being imposed on the Group as conditions of its continued participation in the GAPS, beyond those that it would have imposed on the Group as a result of its participation in the placing and open offer in November 2008 and the credit guarantee scheme. Any such conditions may therefore result in substantially larger divestments and business exits than would have been required had the Group not participated in the GAPS.

In the event that the Group’s participation in the GAPS is approved in the first stage by the European Commission and the Group accedes to the GAPS but the European Commission decides not to approve its ongoing participation in the second stage, the GAPS may need to be terminated and it may be required to repay any amounts already received pursuant to the GAPS. It is not clear how such termination would be effected, nor whether the Group would receive all or part of the fee expected to be paid to HM Treasury for participation in the GAPS back in such circumstances. Further, it is not clear whether such termination might also require the unwinding of the issue of the B Shares or, if not, whether such termination might result in HM Treasury deciding to convert the B Shares into ordinary shares in the Company earlier than it might otherwise have done. This could have significant adverse effects on the capital and funding position of the Group and could therefore lead to the need for the Group to raise additional capital, which may not be available from HM Treasury or at all on terms satisfactory to the Group, to continue to satisfy regulatory requirements.

If Lloyds Banking Group is unable to participate in the GAPS, or the operation of the GAPS fails to have the desired effect on Lloyds Banking Group’s financial and capital position, or the costs of participation outweigh the benefits, this could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

On 7 March 2009, Lloyds Banking Group plc announced its intention to participate in the GAPS. Based on the announced terms, the Company is expected to pay a fee of £15,600 million in order to participate in the GAPS which HM Treasury intends to use to subscribe for non-voting, convertible B Shares in the Company. Participation in the GAPS will depend on the satisfaction of a number of conditions which may not be satisfied, including, among others, the completion of due diligence by (and to the satisfaction of) HM Treasury, the receipt of certain regulatory approvals (including European state aid clearance), the approval of the Company’s board and a majority of the Company’s independent shareholders (that is, shareholders excluding HM Treasury), finalisation of the terms of the GAPS and Lloyds Banking Group’s participation therein and the satisfaction by Lloyds Banking Group of the application criteria and asset eligibility criteria. If these conditions are not satisfied, then Lloyds Banking Group may be unable to participate in the GAPS and therefore not be able to avail itself of the protections contemplated by the GAPS.

Even if Lloyds Banking Group is able to participate in the GAPS, there can be no assurance that such participation will enable it to achieve the stated goals of the GAPS. While the GAPS is expected to improve the Group’s capital ratios and limit losses to the Group in respect of the assets to be covered by the GAPS, Lloyds Banking Group would remain fully exposed in respect of an expected ‘first loss’ amount of up to £25,000 million (after taking into account historic impairments and write-downs), although this amount has not yet been finalised and could increase as the terms of the GAPS are negotiated and finalised, and would also be exposed to 10 per cent of losses exceeding that ‘first loss’ amount. There is a risk that Lloyds Banking Group may not include sufficient, or the most appropriate, assets within the GAPS. It is possible, in particular if economic conditions deteriorate further that the first loss amount may be incurred more quickly than in the absence of such further deterioration and, that it would have been more beneficial to the Group to include additional or different assets within the GAPS. Accordingly, Lloyds Banking Group may suffer losses, write-downs or impairments which could have been avoided by the inclusion of additional or different assets within the GAPS and such events might occur more rapidly than if additional or different assets had been included. In addition, Lloyds Banking Group would continue to be exposed to the risk of losses, impairments and write-downs with respect to assets not covered by the GAPS.

There can be no assurance that the increased core tier 1 capital the Group would receive in connection with the conversion of the preference shares in the Company currently held by HM Treasury and HM Treasury’s proposed subscription of B Shares in connection with Lloyds Banking Group’s proposed participation in the GAPS, as outlined above, will be sufficient to maintain Lloyds Banking Group’s capital ratios in the event of further losses, write-downs or impairments which could necessitate further capital raising, which may not be available from HM Treasury or at all on terms satisfactory to the Group, and/or could cause Lloyds Banking Group’s solvency to deteriorate, the business, results of operations and/or financial condition of Lloyds Banking Group to suffer, its credit ratings to drop substantially, its ability to access funding to be seriously limited and its cost of funding to increase.

Additionally, the Group will be subject to certain operational restrictions and obligations as a result of its proposed participation in the GAPS. These additional restrictions and obligations may include, without limitation, requirements to transfer the assets to be covered by the GAPS to another Group entity, requirements relating to monitoring, reporting, data provision and designated personnel for the assets to be covered by the GAPS, and restrictions on the disposal of, or the creation of encumbrances on, such assets. The operation of the GAPS may also limit the flexibility of the Group to manage such assets. Such limited flexibility could have an effect on the Group’s asset management, such as decisions relating to restructuring loans or making further advances. Further, the assets to be covered by the GAPS may become subject to the supervision, oversight or direct management of HM Treasury in certain circumstances. The documentation in relation to the Group’s participation in the GAPS is not finalised as at the date of this document and the Group may, as a result, become subject to more serious restrictions and obligations, conditions, increased fees and/or thresholds in relation thereto. The nature and extent of restrictions and obligations which would be imposed by the GAPS could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

The Group will incur costs in relation to its proposed participation in the GAPS including the payment of the £15,600 million fee and the costs of compliance with the aforementioned operational restrictions and obligations and there can be no assurance that, depending on future economic conditions, these costs will not outweigh any benefits received.

The Company has agreed to certain undertakings with HM Treasury in relation to the operation of its business, including compensation arrangements for employees, in connection with the placing and open offer by the Company in November 2008 and as part of its proposed participation in the GAPS. The implications of some of these undertakings remain unclear and they could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

In connection with HM Treasury’s participation in the placing and open offer in November 2008, the Company provided certain undertakings aimed at ensuring that the acquisition by HM Treasury of the Company’s shares and the participation of Lloyds Banking Group in the UK Government funding scheme as part of its support for the banking industry is consistent with the European state aid clearance. The state aid rules aim to prevent companies from being given an artificial or unfair competitive advantage as a result of governmental assistance. It is the Group’s understanding that the undertakings are also aimed at supporting certain objectives of HM Treasury in providing assistance to the UK banking industry. These

RISK FACTORS

undertakings include (i) supporting UK Government policy in relation to mortgage lending and lending to businesses through March 2011; (ii) regulating the remuneration of management and other employees; and (iii) regulating the rate of growth of Lloyds Banking Group’s balance sheet. There is a risk that these undertakings or any further requirements introduced by HM Treasury could have a materially adverse effect on the operations of the Group.

In addition a condition to participation in the GAPS is the commitment already undertaken by the Company to increase lending by approximately £14,000 million in the twelve months commencing 1 March 2009 to support UK businesses (approximately £11,000 million) and homeowners (approximately £3,000 million), and to maintain in the twelve months commencing 1 March 2010 similar levels of lending as in the twelve months commencing 1 March 2009, subject to adjustment of the lending commitments by agreement with HM Treasury and the Department for Business, Enterprise and Regulatory Reform to reflect circumstances at the start of the twelve month period commencing 1 March 2010. This additional lending in 2009 and 2010 will be subject to Lloyds Banking Group’s prevailing commercial terms and conditions (including pricing and risk assessment) and, in relation to mortgage lending, Lloyds Banking Group’s standard credit and other acceptance criteria. This commitment could, however, limit the operational flexibility of the Group.

Finally, in connection with the Group’s proposed participation in the GAPS, the Company expects to issue B Shares to HM Treasury which will carry a dividend of the greater of 7 per cent of the issue price per annum and 125 per cent of the dividend on the Company’s ordinary shares. These non-cumulative dividends will be paid semi-annually at the discretion of the Company’s board or a committee thereof. These dividends shall be paid in priority to the payment of any dividends on any other class of ordinary share capital of the Company.

RISKS RELATING TO THE BANKING ACT 2009

Deposit-taking entities within the Group could become subject to the exercise of powers by HM Treasury, the Bank of England and the FSA under the Banking Act 2009 (the ‘Banking Act’), if they fail to meet threshold authorisation requirements under the Financial Services and Markets Act 2000.

Under the Banking Act, substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together with HM Treasury and the Bank of England, the ‘Authorities’) under the special resolution regime (the ‘SRR’). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits pursuant to Part IV of the Financial Services and Markets Act 2000 (‘FSMA’) (each a ‘relevant entity’) that are failing or are likely to fail to satisfy the threshold conditions (within the meaning of section 41 of the FSMA). The SRR consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity, or the shares of the relevant entity, to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly-owned by the Bank of England; and (iii) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. The Banking Act also provides for two new insolvency and administration procedures for relevant entities.

Although the Group currently meets all capital requirements and is in the process of obtaining protection against certain credit losses occuring on certain high risk assets through accession to the GAPS, if the position of a relevant entity within the Group was to decline so dramatically that it was considered to be failing, or likely to fail, to meet threshold authorisation conditions in the FSMA, it could become subject to the exercise of powers by the Authorities under the SRR.

The Authorities have been granted wide powers under the Banking Act and the following risk factors set out some of the possible consequences for the Company of the exercise of those powers under the SRR.

The Company may be taken into temporary public ownership if a relevant entity associated with the Group fails to satisfy the threshold conditions set out in Schedule 6 to the FSMA and the relevant conditions of the Banking Act are met.

The stabilisation powers may only be exercised if the FSA is satisfied that a relevant entity (such as Lloyds TSB Bank plc or Bank of Scotland plc) (a) is failing, or is likely to fail, to satisfy the threshold conditions set out in Schedule 6 to the FSMA required to retain its FSA authorisation to accept deposits; and (b) having regard to timing and other relevant circumstances, it is not reasonably likely that (ignoring the stabilising options) action will be taken that will enable the relevant entity to satisfy those threshold conditions. In such circumstances, and where certain further conditions are satisfied, (i) the Bank of England or HM Treasury could exercise the stabilisation powers in relation to a relevant entity associated with the Group; or (ii) as a last resort HM Treasury may take a parent undertaking (such as the Company) of a relevant entity into temporary public ownership pursuant to Section 82 of the Banking Act (‘temporary public ownership’) irrespective of the financial condition of such parent undertaking.

If the Company is taken into temporary public ownership, various actions may be taken in relation to any securities issued by the Company without the consent of the holders thereof.

If the Company is taken into temporary public ownership, HM Treasury may take various actions in relation to any securities issued by the Company without the consent of the holders thereof (‘Investors’), including (among other things):

(i)	transferring securities free from any restrictions on transfer and free from any trust, liability or encumbrance;

(ii)	delisting the securities;

(iii)	converting securities into another form or class (for example, from debt securities into equity securities); or

(iv)	prescribing that the transfer of shares takes place free from any trust.

Accordingly, there can be no assurance that the taking of any such actions would not adversely affect:

•	the rights of Investors;

•	the price or value of their investment; and

•	the ability of the Company to satisfy its obligations under the issued securities or the related contracts.

Where the stabilisation powers are exercised, HM Treasury must make statutory provision for a scheme or other arrangements for determining the compensation, if any, due to those affected by an exercise of the powers. However, there can be no assurance that Investors would thereby recover compensation promptly and equal to any loss actually incurred.

If the Company is taken into temporary public ownership or if a relevant entity associated with the Group is made subject to the SRR, contractual arrangements between the Company, its group companies and/or the bridge bank or private sector purchaser may be created, modified or cancelled.

RISK FACTORS

If the Company is taken into temporary public ownership and a partial transfer of the Company’s, or a relevant entity associated with the Group’s, business to another entity is effected or if a relevant entity associated with the Group is made subject to the SRR and a partial transfer of such relevant entity’s business to another entity were effected, the transfer order or instrument may directly affect the Company and/or its group companies and commercial counterparties by creating, modifying or cancelling their contractual arrangements with a view to ensuring the provision of such services and facilities as are required to enable the bridge bank or private sector purchaser to operate the transferred business (or any part of it) effectively. For example, the transfer order or instrument may (among other things) (i) require the Company or its group companies to support and co-operate with the bridge bank or private sector purchaser, for example by providing services and facilities; (ii) cancel or modify contracts or arrangements between the Company or the transferred business and a group company; or (iii) impose additional obligations on the Company under new or existing contracts. There can be no assurance that the taking of any such actions would not adversely affect the ability of the Company to satisfy its obligations to Investors, under the issued securities or the related contracts.

If the Company is taken into temporary public ownership or if a relevant entity associated with the Group is made subject to the SRR, a subsequent partial transfer of the Company’s, or a relevant entity associated with the Group’s, business may result in a concentration of risk.

If the Company is taken into temporary public ownership and a partial transfer of the Company’s, or a relevant entity associated with the Group’s, business to another entity is effected or if a relevant entity associated with the Group is made subject to the SRR and a partial transfer of such relevant entity’s business to another entity were effected, the quality of the assets and the quantum of the liabilities not transferred and remaining with the Company may result in a deterioration in the creditworthiness of the Company and increase the risk that the Company may eventually become subject to administration or insolvency proceedings.

Where the stabilisation powers are exercised, HM Treasury must make statutory provision (for example, in accordance with the Banking Act 2009 (Third Party Compensation Arrangements for Partial Property Transfers) Regulations 2008) for a scheme or other arrangements for determining the compensation, if any, for those affected by an exercise of the powers. As noted above, however, there can be no assurance that any compensation would be recovered promptly nor that it would be equal to any loss actually incurred.

ACQUISITION RISKS

The Group may fail to realise the business growth opportunities, revenue benefits, cost synergies, operational efficiencies and other benefits anticipated from, or may incur unanticipated costs associated with, the acquisition of HBOS. As a consequence, the Group’s results of operations, financial condition and prospects may suffer.

The continued integration of the HBOS Group into Lloyds Banking Group is complex, expensive and presents a number of challenges for the management of both the heritage Lloyds TSB Group, the HBOS Group and their respective staff and potentially their respective customers. Lloyds Banking Group believes that it will achieve anticipated cost synergies as well as other operating efficiencies and business growth opportunities, revenue benefits and other benefits from the acquisition. However, these expected business growth opportunities, revenue benefits, cost synergies and other operational efficiencies and other benefits may not develop, because the assumptions upon which Lloyds Banking Group determined the acquisition consideration may prove to be incorrect. For example, the expected cost synergies were calculated by Lloyds Banking Group on the basis of the existing and projected cost and operating structures of Lloyds Banking Group and its estimate of the existing and projected cost and operating structures of the HBOS Group. Statements of estimated synergies and other effectiveness and calculations of the costs of achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties, contingencies and other factors. As a result, the synergies and other efficiencies referred to may not be achieved, or those achieved may be materially different from those estimated.

Lloyds Banking Group may also face a number of other risks with respect to the acquisition of HBOS including retaining key employees; redeploying resources in different areas of operations to improve efficiency; unifying financial reporting and internal control procedures; minimising the diversion of management attention from ongoing business concerns; overcoming integration challenges, particularly as the Group’s management may be unfamiliar with some aspects of the HBOS Group’s business and operations; and addressing possible differences between the Group’s business culture, risk management, compliance systems and processes, controls, procedures, systems, accounting practices and implementation of accounting standards and those of the HBOS Group.

Under any of these circumstances, the business growth opportunities, revenue benefits, cost synergies and other benefits anticipated by Lloyds Banking Group to result from the acquisition may not be achieved as expected, or at all, or may be delayed. To the extent that Lloyds Banking Group incurs higher integration costs or achieves lower revenue benefits or fewer cost savings than expected, its operating results, financial condition and prospects may suffer.

BUSINESS AND ECONOMIC RISKS

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the UK and other markets in which it operates. Adverse developments, such as the current and ongoing crisis in the global financial markets, recession, and further deterioration of general economic conditions, particularly in the UK, have already adversely affected the Group’s earnings and profits and could continue to cause its earnings and profitability to decline.

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the United Kingdom in which the Group’s earnings are predominantly generated. Over approximately the past 18 months, the global economy and the global financial system have been experiencing a period of significant turbulence and uncertainty. The very severe dislocation of financial markets around the world, that began in August 2007 and has substantially worsened since September 2008, triggered widespread problems at many large global and UK commercial banks, investment banks, insurance companies and other financial and related institutions. This dislocation has severely impacted general levels of liquidity, the availability of credit and the terms on which credit is available. This crisis in the financial markets led the UK Government and other governments to inject liquidity into the financial system and require (and participate in) recapitalisation of the banking sector to reduce the risk of failure of certain large institutions and provide confidence to the market.

Despite this intervention, the volatility and market disruption in the banking sector have continued to a degree unprecedented in recent history. This market dislocation has also been accompanied by recessionary conditions and trends in many economies throughout the world, including the United Kingdom. The global economy has entered a severe recession, possibly the worst since World War II. The recession is expected to be prolonged and could be exacerbated even further by deflationary forces or failure of untested monetary measures to combat deflation. Unemployment is rising rapidly, reducing consumer demand and confidence and causing a vicious circle of further deterioration in the labour market. These conditions

RISK FACTORS

have already adversely affected the Group’s earnings and profits and such conditions are expected to continue or worsen over the near to medium term. Moreover, the rate at which such deterioration has occurred has proven very difficult to predict and this will continue to be the case. In the recent past an accelerating global downturn has had an adverse effect on the Group’s operations. The widespread and severe deterioration in the UK and virtually all other economies throughout the world, including, but not limited to, business and consumer confidence, unemployment trends, the state of the housing market, the commercial real estate sector, equity markets, bond markets, foreign exchange markets, commodity markets, counterparty risk, inflation, the availability and cost of credit, lower transaction volumes in key markets, the liquidity of the global financial markets and market interest rates, has already and is expected to continue to reduce the level of demand for, and supply of, the Group’s products and services, lead to lower asset and other realisations and increased negative fair value adjustments and impairments of investments and other assets and materially and adversely impact its operating results, financial condition and prospects.

Additionally, the profitability of the Group’s businesses could be affected by increased insurance and other claims arising from market factors such as increased unemployment. Significantly higher unemployment in the UK and elsewhere, reduced corporate profitability, reduced personal non-salary income levels, increased corporate insolvency rates, increased personal insolvency rates, increased tenant defaults and/or increased interest rates may reduce borrowers’ ability to repay loans and may cause prices of residential or commercial real estate or other asset prices to fall further, thereby reducing the collateral value on many of the Group’s loans. This in turn would cause increased impairments in the event of default. Poor general economic conditions, lack of market liquidity and lack of transparency of asset structures have depressed asset valuations for the Group and are expected to continue to do so given the likely further deterioration in general economic conditions.

Also, UK house prices have declined significantly, reflecting a correction of severely inflated asset values, triggered by the economic downturn and lower availability of credit. Economic or other factors are likely to lead to further contraction in the mortgage market and further decreases in housing prices. Many borrowers in the UK borrow on short-term fixed or discounted floating rates and when such rates expire the continued reduced supply and stricter terms of mortgages together with the potential for higher mortgage rates have led and will continue to lead to higher default and delinquency rates. The Group provides mortgages to buy-to-let investors where increasing unemployment, an excess supply of rental property or falls in rental demand could also impact the borrowers’ income and ability to service the loans. If the current economic downturn continues, as it is expected to do, with further decreases in house prices and/or increases in unemployment, the Group’s retail portfolios are likely to generate substantial increases in impairment losses which could materially affect its operations, financial condition and prospects.

Following the acquisition of HBOS, Lloyds Banking Group has significant exposures, particularly by way of loans, in a number of overseas jurisdictions, notably Ireland, Spain, Australia and the United States and is therefore subject to a variety of risks relating to the performance of these economies as well.

In particular it should be noted that the heritage HBOS portfolio in Ireland is heavily exposed to the commercial and residential real estate sectors, which have been negatively impacted by the current economic recession, the portfolio in Australia has material exposure to real estate and leveraged lending, and in the United States there are notable exposures to sectors such as gaming and real estate which are cyclically weak and have been negatively impacted by the current economic recession. As in the UK, the heritage HBOS portfolio overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.

Furthermore, the Group has direct exposure to self-certification, sub-prime and higher risk buy-to-let mortgages in the UK as a result of the acquisition of HBOS, and is therefore subject to the risks inherent in this type of mortgage lending in the event of decreases in house prices, increases in unemployment or a reduction in borrowers’ incomes.

The exact nature of the risks faced by the Group is difficult to predict and guard against in view of the severity of the global financial crisis, difficulties in predicting the rate at which further economic deterioration may occur and the fact that many of the related risks to the business are totally or in part outside of the control of the Group.

The Group’s businesses are inherently subject to the risk of market fluctuations, which could materially adversely affect its operating results, financial condition and prospects.

The Group’s businesses are inherently subject to risks in financial markets and in the wider economy, including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that its customers act in a manner which is inconsistent with business, pricing and hedging assumptions.

Market movements have had and will have an impact on the Group in a number of key areas. For example, adverse market movements have had and would have an adverse effect, which could be material, upon the financial condition of the pension schemes of the Group. In addition, banking and trading activities that are undertaken by the Group are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. For example, changes in interest rate levels, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. Since August 2007, there has been a period of unprecedented high and volatile interbank lending margins over official rates (to the extent banks have been willing to lend at all), which has exacerbated these risks. Competitive pressures or fixed rates or product terms in existing loans and deposits sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in official and wholesale market rates.

The insurance businesses of the Group face market risk arising, for example, from equity, bond and property markets in a number of ways depending upon the product and associated contract; for example, the annual management charges received in respect of investment and insurance contracts fluctuate, as do the values of the contracts, in line with the markets. Some of these risks are borne directly by the customer and some are borne by the insurance businesses. Some insurance contracts involve guarantees and options that have increased in value in the current adverse investment markets and may continue to do so. There is a risk that the insurance businesses will bear some of the cost of such guarantees and options. The insurance businesses also have capital directly invested in the markets that are exposed to market risk. The performance of the investment markets will thus have a direct impact upon the embedded value of insurance and investment contracts and the Group’s operating results, financial condition and prospects. Adverse market conditions affect investor confidence, which in turn can result in lower sales and/or reduced persistency.

Changes in foreign exchange rates affect the value of assets and liabilities denominated in foreign currencies and such changes and the degree of volatility with respect thereto, may affect earnings reported by the Group. In the Group’s international businesses, earnings and net assets are denominated in local currency, which will fluctuate with exchange rates in pounds sterling terms. It is difficult to predict with any accuracy changes in economic or market conditions, and such changes could have a material adverse effect on the Group’s operating results, financial condition and prospects.

RISK FACTORS

The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.

The markets for UK financial services, and the other markets within which the Group operates, are highly competitive, and management expects such competition to intensify in response to competitor behaviour, consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. If financial markets remain unstable, financial institution consolidation may accelerate. Moreover, government intervention in the banking sector may impact the competitive position of banks within a country and among international competitors which may be subject to different forms of government intervention, thus potentially putting the Group at a competitive disadvantage to local banks in such jurisdictions. Any combination of these factors could result in a reduction in profit. The Group’s financial performance and its ability to capture additional market share depends significantly upon the competitive environment and management’s response to it.

The Group’s financial performance may be materially and adversely affected by competition, including declining lending margins or competition for savings driving up funding costs which cannot be recovered from borrowers. Adverse persistency in the Group’s insurance business is a risk to current and future earnings.

A key part of Lloyds Banking Group’s strategy involves building strong customer relationships in order to win a bigger share of its customers’ financial services spend. If the Group is not successful in retaining and strengthening customer relationships it will not be able to deliver on this strategy, and may lose market share, incur losses on some or all of its activities or fail to attract new and retain existing deposits, which could have a material adverse effect on its business, financial position and results of operations.

Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments have had, and may continue to have in the future, a further material adverse effect on the Group’s operating results, financial condition and prospects.

Financial markets have been and are currently subject to significant stress conditions resulting in steep falls in perceived or actual financial asset values, particularly due to the current and ongoing crisis in the global financial markets.

The Group has material exposures to securities and other investments, including but not limited to asset-backed securities, structured investments and private equity investments, that are recorded at fair value and are therefore exposed to further negative fair value adjustments, particularly in view of current market dislocation and the recessionary environment. Asset valuations in future periods, reflecting then prevailing market conditions, may result in further negative changes in the fair values of the Group’s financial assets and these may also translate into increased impairments. In addition, the value ultimately realised by the Group may be lower than the current fair value. Any of these factors could require the Group to record further negative fair value adjustments, which may have a material adverse effect on its operating results, financial condition or prospects.

Lloyds Banking Group has not yet fully assessed the level of fair value adjustments in connection with the assets of the HBOS Group that it acquired, or other aspects of the HBOS business, and possible translation into increased impairments. The Lloyds Banking Group is required to complete the evaluation within one year of the acquisition date of 16 January 2009. HBOS announced as part of its results for 2008 a statutory loss before tax of £10,825 million. This included the impact of market dislocation, which was significantly larger than the corresponding adjustments announced for the heritage Lloyds TSB Group in the 2008 results. As these trends are expected to continue and the assessment of the HBOS business continues, further significant fair value adjustment of the HBOS treasury portfolio and other assets are likely to be required.

The Group has made asset redesignations as permitted by recent amendments to IAS 39. The effect of such redesignations has been and would be that any effect on the income statement of movements in the fair value of such redesignated assets that have occurred since 1 July 2008, in the case of assets redesignated prior to 1 November 2008, or may occur in the future, may not be recognised until such time as the assets become impaired or are disposed of.

In addition, to the extent that fair values are determined using financial valuation models, the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of substantial instability such as the current economic crisis. In such circumstances the Group’s valuation methodologies require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain, particularly in light of the uncertainty resulting from the current and ongoing crisis in the global financial markets, and any consequential impairments or write-downs could have a material adverse effect on the Group’s operating results, financial condition and prospects.

CREDIT-RELATED RISKS

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet.

As one of the UK’s largest lenders the Group has exposures to many different products and counterparties, and the credit quality of its exposures can have a significant impact on its earnings. The Group makes both secured and unsecured loans to retail and corporate customers and the Group’s businesses are subject to inherent risks regarding the credit quality of, the recovery on loans to and amounts due from, customers and market counterparties. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties, or in their behaviour, would be expected to reduce the value of the Group’s assets, and materially increase the Group’s write-downs and allowances for impairment losses. The Group, through HBOS, has a direct exposure to self-certification and sub-prime mortgages in the UK and is subject to the inherent risk of these types of mortgages. The Group also has exposure to higher risk buy-to-let mortgages as a result of the acquisition of HBOS.

The Group estimates and establishes allowances for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to its results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how these economic conditions might impair the ability of its borrowers to repay their loans. As is the case with any such assessments, there is always a chance that the Group will fail to identify the proper factors or that it will fail to accurately estimate the impact of factors that it identifies.

As a result of the acquisition of HBOS the composition of the Group’s Wholesale portfolio has materially changed, with much larger sectoral concentrations (for example in real estate, leveraged lending, asset-backed securities and floating rate notes issued by financial insititutions) and higher levels of credit risk.

At the time of the acquisition, the average rating of the HBOS corporate lending portfolio was significantly weaker than that of the heritage Lloyds TSB Group, and this continues to be the case. HBOS had substantial lending to mid-sized and private companies, a greater exposure than the heritage Lloyds TSB Group to leveraged finance and subordinated loans, as well as significant exposure to the commercial real estate sector,

RISK FACTORS

including hotels and residential property developers, which has been particularly adversely affected by the current recessionary environment. These concentrations in cyclically weak sectors, as well as exposure at various levels of the capital structure, mean that the heritage HBOS wholesale business is potentially exposed to high and volatile levels of impairments. It is expected that approximately 83 per cent of the Group’s assets to be covered in the GAPS announced by HM Treasury on 26 February 2009 would come from HBOS Group’s legacy lending books. Due diligence was performed on HBOS portfolios prior to the acquisition and further work has been performed subsequently and is continuing which could result in material further impairments coming to light, particularly in the deteriorating economic environment.

Concentration of credit and market risk could increase the potential for significant losses.

The Group has exposure to concentration risk where its business activities focus particularly on a similar type of customer or product or geographic location including the UK market, which could be adversely affected by changes in economic conditions. Additionally, the heritage HBOS strategy of supporting UK entrepreneurs together with its joint venture model and its focus on commercial property lending has given rise to significant single name and risk capital exposure. Given the Group’s high concentrations of property exposure, further decreases in residential or commercial property values, and/or further tenant defaults, are likely to lead to higher impairment losses, which could materially affect its operations, financial condition and prospects.

The Group’s efforts to diversify or hedge its credit portfolio against concentration risks may not be successful and any concentration of credit risk could increase the potential for significant losses in its credit portfolio. In addition, the disruption in the liquidity or transparency of the financial markets may result in the Group’s inability to sell or syndicate securities, loans or other instruments or positions held, thereby leading to increased concentrations of such positions. These concentrations could expose the Group to losses if the mark-to-market value of the securities, loans or other instruments or positions decline causing the Group to take write-downs. Moreover, the inability to reduce the Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on the Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could adversely affect the Group’s operating results, financial condition and prospects. The acquisition has in some cases increased the Group’s exposure to concentration risk, since the combination of two portfolios inevitably gives rise to some greater concentrations than would otherwise have been permitted. Market conditions at present mean that it is difficult to achieve sales to ameliorate these concentrations.

If the perceived creditworthiness of monoline insurers and other market counterparties does not improve or continues to deteriorate, the Group may be forced to record further credit valuation adjustments on securities insured or guaranteed by such parties, which could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

The Group has credit exposure to monoline insurers and other market counterparties through securities insured or guaranteed by such parties and credit protection bought from such parties with respect to certain over-the-counter derivative contracts, mainly credit default swaps (‘CDSs’) which are carried at fair value. The fair value of these underlying CDSs and other securities, and the Group’s exposure to the risk of default by the underlying counterparties, depend on the valuation and the perceived credit risk of the instrument insured or guaranteed or against which protection has been bought as well as on the creditworthiness of the relevant monoline or other insurer. Since 2007, monoline and other insurers and other market counterparties have been adversely affected by their exposure to residential mortgage-linked products, and their perceived creditworthiness deteriorated significantly in 2008. They may continue to be substantially adversely impacted by such or other events in 2009 and beyond. Their creditworthiness may further deteriorate as a consequence of the deterioration of the value of underlying assets. Although the Group seeks to limit and manage direct exposure to monoline or other insurers and other market counterparties, indirect exposure may exist through other financial arrangements and counterparties. If the financial condition of monoline or other insurers or market counterparties or their perceived creditworthiness deteriorates further, the Group may record further credit valuation adjustments on the underlying instruments insured by such parties in addition to those already recorded. In addition, to the extent that asset devaluations lower the creditworthiness of monoline insurers, the Group would be further exposed to diminished creditworthiness of such insurers themselves. Any primary or indirect exposure to the financial condition or creditworthiness of these counterparties could have a material adverse impact on the results of operations, financial condition and prospects of the Group.

The Group’s borrowing costs and access to the capital markets depend significantly on the Company’s credit ratings and those of Lloyds TSB Bank plc, HBOS plc and Bank of Scotland plc and any reduction in rating could materially adversely affect the Group’s results of operations, financial condition and prospects.

As at 17 April 2009, the long-term credit ratings for Lloyds Banking Group plc were A1 from Moody’s Investors Service Limited, A from Standard & Poor’s Ratings Services, AA- (AA minus) from Fitch Ratings Ltd and A (high) from DBRS. As at 17 April 2009, the long-term credit ratings for Lloyds TSB Bank plc were Aa3 from Moody’s Investors Service Limited, A+ (A plus) from Standard & Poor’s Ratings Services, AA- (AA minus) from Fitch Ratings Ltd and AA (low) from DBRS. As at 17 April 2009, the long-term credit ratings for HBOS plc were A1 from Moody’s Investors Service Limited, A from Standard & Poor’s Ratings Services, AA- (AA minus) from Fitch Ratings Ltd and AA (low) from DBRS; and the long-term credit ratings for Bank of Scotland plc were Aa3 from Moody’s Investors Service Limited, A+ (A plus) from Standard & Poor’s Ratings Services, AA- (AA minus) from Fitch Ratings Ltd and AA (low) from DBRS.

As at 17 April 2009, Lloyds Banking Group plc also had short-term ratings of A-1 from Standard & Poor’s Ratings Services and F1+ from Fitch Ratings Ltd. Lloyds TSB Bank plc had short term ratings of P-1 from Moody’s Investors Service Limited, A-1 from Standard & Poor’s Ratings Services, F1+ from Fitch Ratings Ltd and R-1 (middle) from DBRS. HBOS plc had short term ratings of P-1 from Moody’s Investors Service Limited, A-1 from Standard & Poor’s Ratings Services, F1+ from Fitch Ratings Ltd and R-1 (middle) from DBRS. Bank of Scotland plc had short term ratings of P-1 from Moody’s Investors Service Limited, A-1 from Standard & Poor’s Ratings Services, F1+ from Fitch Ratings Ltd and R-1 (middle) from DBRS.

Reduction in the credit ratings of the Group could significantly increase its borrowing costs, limit its access to the capital markets and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. Therefore, any further reduction in credit ratings could materially adversely affect the Group’s access to liquidity and competitive position, increase its funding costs and, hence, have a material adverse effect on the Group’s business, financial position and results of operations. These material adverse effects could also follow from a reduction in the credit ratings of Lloyds TSB Bank plc, HBOS plc or Bank of Scotland plc.

RISK FACTORS

FINANCIAL SOUNDNESS RELATED RISKS

The Group’s businesses are subject to inherent risks concerning liquidity, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale money markets continues to be limited or becomes more limited, which could materially adversely affect the Group’s ability to meet its financial obligations as they fall due.

The Group’s businesses are subject to risks concerning liquidity, which are inherent in banking operations, and could affect the Group’s ability to meet financial obligations as they fall due or to fulfil commitments be lend. These risks can be exacerbated by many enterprise-specific factors, including an over reliance on a particular source of funding (including, for example, securitisations, covered bonds and short-term and overnight money markets), and changes in credit ratings, or market-wide phenomena such as market dislocation and major disasters. There is also a risk that corporate and institutional counterparties may look to reduce aggregate credit exposures to the Lloyds Banking Group which could increase the Group’s cost of funding and limit its access to liquidity. In addition, the funding structure employed by the Group may prove to be inefficient giving rise to a level of funding cost that is not sustainable in the long run. The funding needs of the Group will increase to the extent that customers, including conduit vehicles of the Group, draw down under existing credit arrangements with the Group and such increases in funding needs may be material. In order to continue to meet its funding obligations and to maintain or grow its businesses generally, the Group relies on customer savings and transmission balances, as well as ongoing access to the wholesale funding markets, central bank liquidity facilities (for example Bank of England, European Central Bank and Federal Reserve Bank of New York) and the UK Government funding scheme. The ability of the Group to access wholesale and retail funding sources on satisfactory economic terms is subject to a variety of factors, including a number of factors outside of its control, such as liquidity constraints, general market conditions, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and loss of confidence in the UK banking system.

Medium-term growth in the Group’s lending activities will depend, in part, on the availability of retail funding on appropriate terms, for which there is increasing competition. This reliance has increased in the recent past given the difficulties in accessing wholesale funding. Increases in the cost of such funding will impact on the Group’s margins and affect profit, and a lack of availability of such retail deposit funding could impact on the Group’s future growth.

The ongoing availability of retail deposit funding is dependent on a variety of factors outside the Group’s control, such as general economic conditions, the confidence of retail depositors in the economy in general and in Lloyds Banking Group in particular, the financial services industry specifically and the availability and extent of deposit guarantees. These or other factors could lead to a reduction in the Group’s ability to access retail deposit funding on appropriate terms in the future. If the current difficulties in the wholesale funding markets are not resolved or central bank lending to financial institutions is withdrawn it is likely that wholesale funding will prove even more difficult to obtain.

Any loss in consumer confidence in the banking businesses of the Lloyds Banking Group could significantly increase the amount of retail deposit withdrawals in a short space of time. Should the Group experience an unusually high level of withdrawals, this may have an adverse effect on the Group’s business, financial position and results of operations and could, in extreme circumstances, prevent the Group from meeting its regulatory minimum liquidity requirements. In such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access.

See ‘Risk Factors – Business and Economic Risks – The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures’ for a discussion of the competitive nature of the banking industry and competitive pressures that could have a negative impact on the availability of customer deposits and retail funding. In the current environment of unprecedented market volatility, banks’ access to traditional sources of liquidity has been and is likely to continue to be significantly restricted which may affect the Group’s access to such sources of liquidity.

Whilst various governments, including the UK Government, have taken substantial measures to ease the crisis in liquidity, for example, the UK Government funding scheme, there can be no assurance that these measures will succeed in materially improving the liquidity position of major UK banks, including Lloyds Banking Group. In addition, the availability and the terms on which any such measures have been, or will continue to be made available to Lloyds Banking Group are uncertain. The Group does not have influence over the policy making behind such measures. Further, there can be no assurance that these conditions will not lead to an increase in the overall cost of funding of Lloyds Banking Group. The Group expects that it will substantially rely for the foreseeable future on the continued availability of Bank of England liquidity facilities as well as the UK Government’s funding scheme. If the Bank of England liquidity facility, the UK Government funding scheme or other sources of short-term funding are not available after that period, the Group could face serious liquidity constraints, which would have a material adverse impact on its solvency.

At the time of the acquisition, the HBOS Group had a funding profile that involved the need to refinance a higher volume of maturing wholesale funding than that of the heritage Lloyds TSB Group. As this continues to be the case, the funding profile of Lloyds Banking Group involves substantially higher refinancing risk than the funding profile of the heritage Lloyds TSB Group on a stand-alone basis. The Lloyds Banking Group will also continue to be dependent on its credit ratings in order to be able to attract wholesale investors into its debt issuance programmes; should the ratings fall, the cost of refinance will increase and it may not be possible to refinance borrowings as they mature.

The Group has been and could continue to be negatively affected by the soundness and/or the perceived soundness of other financial institutions, which could result in significant systemic liquidity problems, losses or defaults by other financial institutions and counterparties, and which could materially adversely affect the Group’s results of operations, financial condition and prospects.

Against the backdrop of the lack of liquidity and high cost of funds relative to official rates in the interbank lending market, which is unprecedented in recent history, the Group is subject to the risk of deterioration of the commercial soundness and/or perceived soundness of other financial services institutions within and outside the United Kingdom. Financial services institutions that deal with each other are interrelated as a result of trading, investment, clearing, counterparty and other relationships. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom the Group interacts on a daily basis, all of which could have an adverse effect on the Group’s ability to raise new funding.

RISK FACTORS

The Group routinely executes a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients, resulting in a significant credit concentration. The Group is exposed to counterparty risk as a result of recent financial institution failures and nationalisations and will continue to be exposed to the risk of loss if counterparty financial institutions fail or are otherwise unable to meet their obligations. A default by, or even concerns about the ability of, one or more financial services institutions could lead to further significant systemic liquidity problems, or losses or defaults by other financial institutions, which could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

The Group is subject to the risk of having insufficient capital resources to meet the minimum required by regulators.

The Group is subject to the risk of having insufficient capital resources to meet its minimum regulatory capital requirements. In addition, those minimum regulatory requirements may increase in the future and/or the FSA may change the manner in which it applies existing regulatory requirements to recapitalised entities including those within Lloyds Banking Group. Within the Group, the heritage Lloyds TSB Group and HBOS businesses currently have different approaches to Basel II modelling. Reconciling the two model methodologies may result in changes to the Group’s combined reported level of regulatory capital.

As at 31 December 2008, Lloyds Banking Group’s proforma core tier 1 ratios (assuming that the acquisition of HBOS and the Government’s recapitalisation of the Company and HBOS plc were completed on 31 December 2008) was 6.4 per cent. Subsequently, the Company issued the GAPS Announcement on 7 March 2009 which stated that its participation in the GAPS and the related capital restructuring would increase its proforma core tier 1 capital ratio.

The Group’s ability to maintain its targeted and regulatory capital ratios will depend on a number of factors, including net synergies and implementation costs following the acquisition of HBOS, the level of risk-weighted assets, post-tax profit and the level of net negative capital adjustments following the acquisition of HBOS. The Group’s ability to maintain its targeted and regulatory capital ratios will be significantly impacted by net negative capital adjustments following the acquisition of HBOS. In addition to the impact of net negative capital adjustments, the Group’s core tier 1 ratio will be directly impacted by any shortfall in forecasted after-tax profit (which could result, most notably, from greater than anticipated asset impairments and/or adverse volatility relating to the insurance business). Furthermore, under Basel II, capital requirements are inherently more sensitive to market movements than under previous regimes and capital requirements will increase if economic conditions or negative trends in the financial markets worsen, as they are expected to do. Any failure of the Group to maintain its minimum regulatory capital ratios could result in administrative actions or sanctions, which in turn may have a material adverse impact on the Group’s operating results, financial condition and prospects. A shortage of available capital would also affect the ability to continue organic growth or to pursue acquisition or other strategic opportunities.

The Group’s life assurance and general insurance businesses in the UK are subject to capital requirements prescribed by the FSA, and the Group’s life and general insurance companies outside the UK are subject to local regulatory capital requirements. In July 2007, the European Commission published a draft proposal for primary legislation to define broad ‘framework’ principles for Solvency II, a fundamental review of the capital adequacy regime for the European insurance industry. Solvency II aims to establish a revised set of EU-wide capital requirements where the required regulatory capital will be dependent upon the risk profile of the entities, together with risk management standards, that will replace the current Solvency I requirements. At this early stage of development, it is not possible to predict the ultimate impact of this proposed regime on the Group’s capital. However, the final regime could significantly impact the regulatory capital the Group’s life assurance and general insurance businesses are required to hold.

INSURANCE-RELATED RISKS

The Group’s insurance businesses and employee pension schemes are subject to risks relating to insurance claims rates, pension scheme benefit payment levels and changes in insurance customer and employee pension scheme member behaviour.

The life and pensions insurance businesses of the Group and its employee pension schemes are exposed to short-term and longer-term impacts arising from uncertain longevity and ill-health rates. Adverse developments in any of these factors will increase the size of the Group’s insurance liabilities and may adversely affect the Group’s financial condition and results of operations.

Customer behaviour in the life and pensions insurance business may result in increased propensity to cease contributing to or cancel insurance policies at a rate in excess of business assumptions. The consequent reduction in policy persistency and fee income has an adverse impact upon the profitability of the life and pensions business of the Group. The behaviour of employee pension scheme members affects the levels of benefits payable from the schemes. For example, the rate at which members cease employment affects the aggregate amount of benefits payable by the schemes. This rate may differ from applicable business assumptions. Adverse variances may increase the size of the Group’s aggregate pension liabilities and may adversely affect the Group’s financial condition and results of operations.

The general insurance businesses of the Group are exposed to the risk of uncertain insurance claim rates. For example, extreme weather conditions can result in high property damage claims, higher levels of theft can increase claims on property, contents and motor vehicle insurance and changes to unemployment levels can increase claims on loan protection insurance. These claims rates may differ from business assumptions and negative developments may adversely affect the Group’s financial condition and results of operations.

UK banks recognise an asset in their balance sheets representing the value of in-force business (‘VIF’) in respect of long-term life assurance contracts, being insurance contracts and investment contracts with discretionary participation features. This asset represents the present value of future profits expected to arise from the portfolio of in-force life assurance contracts. Adoption of this accounting treatment results in the earlier recognition of profit on new business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IAS 39 (Financial Instruments: Recognition and Measurement). Differences between actual and expected experience may have a significant impact on the value of the VIF asset, as changes in experience can result in significant changes to modelled future cash flows. The VIF asset is calculated based on best-estimate assumptions made by management, including mortality experience and persistency. If these assumptions prove incorrect, the VIF asset could be materially reduced, which in turn could have a material adverse effect on the Group’s financial condition and results of operations.

Also, as further described in ‘Risk Factors – Business and Economic Risks – The Group’s businesses are inherently subject to the risk of market fluctuations, which could materially adversely affect its operating results, financial condition and prospects’, the Group’s insurance assets are subject to the risk of market fluctuations.

RISK FACTORS

LEGAL AND REGULATORY RISKS

The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a significant material adverse effect on the Group’s operating results, financial condition and prospects.

The Group conducts its businesses subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK and the other markets where it operates. This is particularly the case in the current market environment, which is witnessing increased levels of government intervention in the banking sector, which the Group expects to continue. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of the Group and could materially adversely affect the Group’s business.

Areas where changes could have an adverse impact include, but are not limited to:

•	the monetary, interest rate and other policies of central banks and regulatory authorities;

•

general changes in government or regulatory policy, or changes in regulatory regimes that may significantly influence investor decisions in particular markets in which the Group operates, may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

•	other general changes in regulatory requirements, such as prudential rules relating to the capital adequacy or liquidity frameworks;

•	external bodies applying or interpreting standards or laws differently to those applied by the Group historically;

•	changes in competition and pricing environments;

•	further developments in the financial reporting, corporate governance, conduct of business, employee compensation, environment;

•	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and

•	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group’s products and services.

In the United Kingdom and elsewhere, there is also continuing political and regulatory scrutiny of the banking industry and, in particular, retail banking. In the United Kingdom, the Competition Commission, the FSA and the OFT have recently carried out, or are currently conducting, several inquiries. In recent years there have been several issues in the UK financial services industry in which the FSA has intervened directly, including the sale of personal pensions and the sale of mortgage-related endowments.

In light of the ongoing market uncertainty, the Group expects to face increased regulation and political and regulatory scrutiny of the financial services industry. The UK Government, the FSA or other regulators in the United Kingdom or overseas, may intervene further in relation to the areas of industry risk already identified, or in new areas, which could adversely affect the Group.

In addition, the Group faces increased political and regulatory scrutiny as a result of its acquisition of the HBOS Group. Such scrutiny may focus on the historical operations of the HBOS Group as well as the characteristics of the enlarged Group.

For example, in clearing the acquisition of HBOS without a reference to the UK Competition Commission the Secretary of State noted that there were some competition concerns identified by the OFT in the markets for personal current accounts and mortgages in Great Britain and the market for SME banking in Scotland. He said that he is asking the OFT to keep relevant markets under review in order to protect the interests of UK consumers and the British economy. Partly in response to this request, in April 2009 the OFT launched a consultation on its plans for keeping UK financial markets under review. It has indicated its intention to focus its efforts in the financial services markets on the banking sector, including credit, leasing and debt recovery activities. Amongst other plans, it has announced its intention to launch a review of the unsecured consumer credit sector in 2009 which will address the offerings of suppliers, the role of intermediaries and the behaviour of and decisions made by consumers. The OFT has also reiterated that it will consider whether to refer any banking markets to the Competition Commission if it identifies any prevention, restriction or distortion of competition. The OFT envisages that, following consultation on its proposed plans, it will publish a final plan for its activities in the financial services markets for 2009 in July. The outcome of any reviews by the OFT or referrals to the Competition Commission could adversely affect the Group.

Compliance with any changes in regulation or with any regulatory intervention resulting from political or regulatory scrutiny may significantly increase the Group’s costs, impede the efficiency of its internal business processes, limit its ability to pursue business opportunities, or diminish its reputation. Any of these consequences could have a material adverse effect on the Group’s operating results, financial condition and prospects.

In the United Kingdom, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the United Kingdom, the Financial Services Compensation Scheme (‘FSCS’) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it. The FSCS is funded by levies on firms authorised by the FSA, including the Group. The recent arrangements put in place to protect the depositors of Bradford & Bingley and other failed deposit-taking institutions involving the FSCS are expected to result in a significant increase in the levies made by the FSCS on the industry. Lloyds Banking Group has made a provision of £122 million in its 2008 accounts in respect of its current obligation for the estimated interest cost on the FSCS borrowings. Going forward, further provisions in respect of these costs are likely to be necessary until the borrowings are repaid. The ultimate cost to the industry, which will also include the cost of any compensation payments made by the FSCS and if necessary the cost of meeting any shortfall after recoveries on the borrowings entered into by the FSCS, remains uncertain although it may be significant and the associated costs to the Group may have a material adverse effect on its results of operations and financial condition.

RISK FACTORS

The Group is exposed to various forms of legal and regulatory risk, including the risk of misselling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a material adverse effect on its results or its relations with its customers.

The Group is exposed to many forms of legal and regulatory risk, which may arise in a number of ways. Primarily:

•

certain aspects of the Group’s business may be determined by the authorities, the Financial Ombudsman Service (‘FOS’) or the courts as not being conducted in accordance with applicable laws or regulations, or, in the case of FOS, with what is fair and reasonable in the Ombudsman’s opinion. For more information on additional constraints that may be imposed as a result of the European state aid clearance process, see also ‘Risk Factors – Government-related Risks – The aid given by and proposed to be given by HM Treasury to the Group is subject to European state aid review. The outcome of this review is uncertain at this stage and may involve the prohibition of some elements of the aid, the requirement for the Group to repay the aid or the imposition of conditions on the Group that may be significantly adverse to its interests’.

•

the possibility of alleged misselling of financial products, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers; all of which may require additional provisions;

•	contractual obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;

•

the Group holds accounts for a number of companies that might be or are subject to interest from various regulators including the UK Serious Fraud Office, those in the US, and others. It is not aware of any current investigation into the Group as a result of any such enquiries but cannot exclude the possibility of the Group’s conduct being reviewed as part of any such investigations.

•	the intellectual property of the Group (such as trade names) may not be adequately protected; and

•	the Group may be liable for damages to third parties harmed by the conduct of its business.

In addition, the Group faces risk where legal or regulatory proceedings or FOS or other complaints are brought against it in the UK High Court or elsewhere, or in jurisdictions outside the UK, including other European countries and the United States. See Note 48 to the 2008 consolidated financial statements. For example, a major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. The outcome of any proceeding or complaint is inherently uncertain and could have a material adverse effect on the Group’s operations and/or financial condition, especially to the extent the scope of any such proceeding expands beyond its original focus.

Failure to manage these risks adequately could impact the Group adversely, both financially and reputationally through an adverse impact on the Group’s brands.

OPERATIONAL RISKS AND RELATED ISSUES

The Group could fail to attract or retain senior management or other key employees.

The Group’s success depends on the ability and experience of its senior management. The loss of the services of certain key employees, particularly to competitors, could have a material adverse effect on the Group’s results of operations, financial condition and prospects. In addition, as the Group’s businesses develop, both in the UK and in other jurisdictions, future success will depend on the ability to attract and retain highly skilled and qualified personnel, which cannot be guaranteed, particularly in light of the increased regulatory intervention in financial institutions and management compensation arrangements coming under government prescription. For example, in connection with the Group’s proposed participation in the GAPS the Company has provided certain undertakings to HM Treasury including in relation to remuneration policies for its employees. See ‘Risk Factors – Government-related Risks – The Company has agreed to certain undertakings with HM Treasury in relation to the operation of its business, including compensation arrangements for employees, in connection with the placing and open offer by the Company in November 2008 and as part of its proposed participation in the GAPS. The implications of some of these undertakings remain unclear and they could have a material adverse effect on the Group’s results of operations, financial condition and prospects’ and also the compensation disclosures on pages 83 to 100 of this document. Depending on the nature of the remuneration policies agreed, staff retention and recruitment may become more difficult. In addition, failure to manage trade union relationships effectively may result in disruption to the business and its operations causing potential financial loss. The failure to attract or retain a sufficient number of appropriate personnel could significantly impede the Group’s financial plans, growth and other objectives and have a material adverse effect on its business, financial position and results of operations.

Weaknesses or failures in the Group’s internal processes and procedures and other operational risks could materially adversely affect the Group’s results of operations, financial condition and prospects and could result in reputational damage.

Operational risks, through inadequate or failed internal processes (including financial reporting and risk monitoring processes) or from people-related or external events, including the risk of fraud and other criminal acts carried out against the Group, are present in the Group’s businesses. The Group’s businesses are dependent on their ability to process and report accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Following the acquisition, the existing internal controls and procedures of the HBOS Group are in the process of being integrated with those of Lloyds Banking Group. This is a complex and time-consuming process and there can be no assurance that delays will not occur or that all systems weaknesses or inadequacies will be uncovered or that the identified potential material weaknesses in the HBOS Group internal controls will be adequately addressed. Any weakness in such internal control systems and processes could have a negative impact on the Group’s results or its ability to report adequately such results during the affected period. Furthermore, damage to the Lloyds Banking Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in Group systems or processes could have a significant adverse impact on the Group’s businesses. Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that either the Company or any relevant company within Lloyds Banking Group will be unable to comply with its obligations as a company with securities admitted to listing on the Official List or as a supervised firm regulated by the FSA (as the case may be).

Terrorist acts, other acts of war, geopolitical, pandemic or other such events could have a material adverse impact on the Group’s results of operations, financial condition and prospects.

Terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events and responses to those acts/events may create economic and political uncertainties, which could have a material adverse impact on UK and international economic conditions generally, and more specifically on the business and results of the Group in ways that cannot necessarily be predicted.

RISK FACTORS

OTHER RISKS

The Group’s financial statements are based in part on assumptions and estimates which, if wrong, could cause losses in the future.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include impairment of financial assets; valuation of financial instruments; pensions; goodwill; insurance and taxation; which are discussed in detail in ‘Critical Accounting Estimates and Judgements’ set out on pages F-17 to F-19 of this document.

If the judgement, estimates and assumptions used by the Group in preparing its consolidated financial statements are subsequently found to be incorrect, there could be a material impact on the Group’s results of operations and a corresponding impact on its funding requirements and capital ratios.

The Company is a holding company and as a result, is dependent on dividends from its subsidiaries to meet its obligations including its obligations with respect to its debt securities, and to provide funds for payment of dividends to shareholders.

Lloyds Banking Group plc is a non-operating holding company and as such the principal sources of its income are from operating subsidiaries who also hold the principal assets of the Group. As a separate legal entity, the Company relies on remittance of their dividends and other funds in order to be able to pay obligations to shareholders and debt holders as they fall due.

Possible volatility in the price of Lloyds Banking Group plc ordinary shares.

The market price of the Lloyds Banking Group plc ordinary shares could be volatile and subject to significant fluctuations due to a variety of factors, including changes in market sentiment regarding Lloyds Banking Group plc ordinary shares (or securities similar to them), any regulatory changes affecting Lloyds Banking Group’s operations, variations in its operating results, developments in the industry or its competitors, the operating and share price performance of other companies in the industries and markets in which Lloyds Banking Group operates, or speculation about the Group’s business in the press, media or investment communities. Stock markets have from time to time, including recently and particularly with respect to certain financial institution shares, experienced significant price and volume fluctuations. Such fluctuations have affected market prices for securities, including the Lloyds Banking Group plc ordinary shares, and may be unrelated to the Group’s operating performance or prospects. Furthermore, the Group’s operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market prices of Lloyds Banking Group plc ordinary shares. In general, prospective investors should be aware that the value of an investment in Lloyds Banking Group plc ordinary shares may go down as well as up.

Failure to manage the risks associated with changes in taxation rates or law, or misinterpretation of the law, could materially and adversely affect the Group’s results of operations, financial condition and prospects.

Tax risk is the risk associated with changes in taxation rates or law, or misinterpretation of the law. This could result in increased charges, financial loss including penalties, and reputational damage. Failure to manage these risks adequately could impact the Group materially and adversely and could have a material negative impact on the Group’s performance.

HM Treasury’s acquisition of its shareholding in Lloyds Banking Group plc or the acquisition of HBOS could lead to the Group suffering adverse tax consequences.

Certain members of the Group have material tax losses and reliefs which they anticipate carrying forward to reduce tax payable in the future. If HM Treasury’s acquisition of its shareholding in Lloyds Banking Group plc, or the acquisition of HBOS, is coupled with the occurrence of certain specified events, there would, in the case of members of the heritage HBOS Group, and could, in the case of members of the heritage Lloyds TSB Group, be restrictions on the ability to utilise these losses and reliefs. Such restrictions could affect the post-tax profitability and capital position of the Group.

Lloyds Banking Group considers that it will be able to conduct its business, and the business of the Group, in a manner which avoids the occurrence of these specified events, however, the ability to do so cannot be predicted with any certainty at the date of this document.

FORWARD LOOKING STATEMENTS

This annual report includes certain forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future.

Examples of such forward looking statements include, but are not limited to, forecasts or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, expenditures or any other financial items or ratios; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of the integration of HBOS and the achievement of certain synergy targets; statements about the future business and economic environments in the United Kingdom (‘UK’) and elsewhere including trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments, competition, regulation, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds Banking Group or on Lloyds Banking Group’s behalf include, but are not limited to the risks identified above under ‘Risk Factors’, as well as general economic conditions in the UK and internationally; inflation, deflation, policies of the Bank of England and other G7 central banks and interest rate, exchange rate, market and monetary fluctuations; changing demographic developments including consumer spending, saving and borrowing habits, technological changes, natural and other disasters, adverse weather, terrorist acts and other acts of war or hostility and responses to those acts; changes in laws, regulations, taxation, Government policies, including those relating to the GAPS and share ownership, or accounting standards or practices and similar contingencies outside Lloyds Banking Group’s control; the ability to derive cost savings and other benefits as well as mitigate exposures from the acquisition and integration of HBOS; inadequate or failed internal or external processes, people and systems; exposure to regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the degree of borrower credit quality; the ability to achieve value-creating mergers and/or acquisitions at the appropriate time and prices and the success of Lloyds Banking Group in managing the risks of the foregoing.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual review, half-year announcement, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. The forward looking statements contained in this annual report are made as of the date hereof, and Lloyds Banking Group undertakes no obligation to update any of its forward looking statements.

LLOYDS BANKING GROUP STRUCTURE

The following is a list of the significant subsidiaries of Lloyds Banking Group plc at 31 December 2008.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office

Lloyds TSB Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
Scottish Widows plc	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8Y

*	Indirect interest

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LLOYDS BANKING GROUP PLC

In our opinion, the accompanying consolidated income statement, consolidated balance sheet, consolidated statement of changes in equity and consolidated statement of cash flows present fairly, in all material respects, the financial position of Lloyds Banking Group plc and its subsidiaries at 31 December 2008 and 2007 and the results of their operations and cash flows for each of the three years in the period ended 31 December 2008, in conformity with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’). Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which were integrated in 2008 and 2007. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Southampton, United Kingdom

26 February 2009

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2008

	Note	2008 £ million		2007 £ million		2006 £ million

Interest and similar income		17,569		16,874		14,108
Interest and similar expense		(9,851)		(10,775)		(8,779)

Net interest income	5	7,718		6,099		5,329

Fee and commission income		3,231		3,224		3,116
Fee and commission expense		(694)		(600)		(638)

Net fee and commission income	6	2,537		2,624		2,478
Net trading income	7	(9,186)		3,123		6,341
Insurance premium income	8	5,412		5,430		4,719
Other operating income	9	532		952		806

Other income		(705)		12,129		14,344

Total income		7,013		18,228		19,673
Insurance claims	10	2,859		(7,522)		(8,569)

Total income, net of insurance claims		9,872		10,706		11,104
Operating expenses	11	(6,053)		(5,567)		(5,301)

Trading surplus		3,819		5,139		5,803
Impairment	12	(3,012)		(1,796)		(1,555)
Profit on sale of businesses	13	—		657		—

Profit before tax		807		4,000		4,248
Taxation	14	38		(679)		(1,341)

Profit for the year		845		3,321		2,907

Profit attributable to minority interests		26		32		104
Profit attributable to equity shareholders		819		3,289		2,803

Profit for the year		845		3,321		2,907

Basic earnings per share	15	14.3	p	58.3	p	49.9	p

Diluted earnings per share	15	14.2	p	57.9	p	49.5	p

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
at 31 December 2008

	Note	2008 £ million	2007 £ million

Assets
Cash and balances at central banks		5,008	4,330
Items in the course of collection from banks		946	1,242
Trading and other financial assets at fair value through profit or loss	16	45,064	57,911
Derivative financial instruments	17	28,884	8,659
Loans and advances to banks	18	40,758	34,845
Loans and advances to customers	19	242,735	209,814
Available-for-sale financial assets	21	55,707	20,196
Investment property	22	2,631	3,722
Goodwill	23	2,256	2,358
Value of in-force business	24	1,893	2,218
Other intangible assets	25	197	149
Tangible fixed assets	26	2,965	2,839
Current tax recoverable		300	—
Deferred tax assets	38	833	—
Other assets	27	5,856	5,063

Total assets		436,033	353,346

The accompanying notes are an integral part of the consolidated financial statements.

The directors approved the consolidated financial statements on 26 February 2009.

Sir Victor Blank	J Eric Daniels	Tim J W Tookey
Chairman	Group Chief Executive	Group Finance Director

CONSOLIDATED BALANCE SHEET
at 31 December 2008

Equity and liabilities	Note	2008 £ million	2007 £ million

Liabilities
Deposits from banks	28	66,514	39,091
Customer accounts	29	170,938	156,555
Items in course of transmission to banks		508	668
Trading and other liabilities at fair value through profit or loss	30	6,754	3,206
Derivative financial instruments	17	26,892	7,582
Debt securities in issue	31	75,710	51,572
Liabilities arising from insurance contracts and participating investment contracts	32	33,792	38,063
Liabilities arising from non-participating investment contracts	34	14,243	18,197
Unallocated surplus within insurance businesses	35	270	554
Other liabilities	36	11,456	9,690
Retirement benefit obligations	37	1,771	2,144
Current tax liabilities		—	484
Deferred tax liabilities	38	—	948
Other provisions	39	230	209
Subordinated liabilities	40	17,256	11,958

Total liabilities		426,334	340,921

Equity
Share capital	41	1,513	1,432
Share premium account	42	2,096	1,298
Other reserves	43	(2,476)	(60)
Retained profits	44	8,260	9,471
Shareholders’ equity		9,393	12,141
Minority interests		306	284

Total equity		9,699	12,425

Total equity and liabilities		436,033	353,346

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders

	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Minority interests £ million	Total £ million

Balance at 1 January 2006	2,590	395	7,210	10,195	435	10,630
Movement in available-for-sale financial assets, net of tax:
– change in fair value	—	(10)	—	(10)	—	(10)
– transferred to income statement in respect of disposals	—	(21)	—	(21)	—	(21)
Movement in cash flow hedges, net of tax	—	1	—	1	—	1
Currency translation differences	—	(29)	—	(29)	(4)	(33)
Net income recognised directly in equity	—	(59)	—	(59)	(4)	(63)
Profit for the year	—	—	2,803	2,803	104	2,907

Total recognised income for 2006	—	(59)	2,803	2,744	100	2,844
Dividends	—	—	(1,919)	(1,919)	(32)	(1,951)
Purchase/sale of treasury shares	—	—	(35)	(35)	—	(35)
Employee share option schemes:
– value of employee services	—	—	65	65	—	65
– proceeds from shares issued	105	—	—	105	—	105
Repayment of capital to minority shareholders	—	—	—	—	(151)	(151)

Balance at 31 December 2006	2,695	336	8,124	11,155	352	11,507
Movement in available-for-sale financial assets, net of tax:
– change in fair value	—	(436)	—	(436)	—	(436)
– transferred to income statement in respect of disposals	—	(5)	—	(5)	—	(5)
– transferred to income statement in respect of impairment	—	49	—	49	—	49
– disposal of businesses	—	(6)	—	(6)	—	(6)
Movement in cash flow hedges, net of tax	—	(15)	—	(15)	—	(15)
Currency translation differences	—	17	—	17	(1)	16
Net income recognised directly in equity	—	(396)	—	(396)	(1)	(397)
Profit for the year	—	—	3,289	3,289	32	3,321

Total recognised income for 2007	—	(396)	3,289	2,893	31	2,924
Dividends	—	—	(1,957)	(1,957)	(19)	(1,976)
Purchase/sale of treasury shares	—	—	(1)	(1)	—	(1)
Employee share option schemes:
– value of employee services	—	—	16	16	—	16
– proceeds from shares issued	35	—	—	35	—	35
Repayment of capital to minority shareholders	—	—	—	—	(80)	(80)

Balance at 31 December 2007	2,730	(60)	9,471	12,141	284	12,425
Movement in available-for-sale financial assets, net of tax:
– change in fair value	—	(2,059)	—	(2,059)	28	(2,031)
– transferred to income statement in respect of disposals	—	(19)	—	(19)	—	(19)
– transferred to income statement in respect of impairment	—	102	—	102	—	102
– other transfers to income statement	—	(66)	—	(66)	—	(66)
Movement in cash flow hedges, net of tax	—	(12)	—	(12)	—	(12)
Currency translation differences	—	(362)	—	(362)	—	(362)
Net income recognised directly in equity	—	(2,416)	—	(2,416)	28	(2,388)
Profit for the year	—	—	819	819	26	845

Total recognised income for 2008	—	(2,416)	819	(1,597)	54	(1,543)
Dividends	—	—	(2,042)	(2,042)	(29)	(2,071)
Private placement of ordinary shares	760	—	—	760	—	760
Purchase/sale of treasury shares	—	—	16	16	—	16
Employee share option schemes:
– value of employee services	—	—	(4)	(4)	—	(4)
– proceeds from shares issued	119	—	—	119	—	119
Repayment of capital to minority shareholders	—	—	—	—	(3)	(3)

Balance at 31 December 2008	3,609	(2,476)	8,260	9,393	306	9,699

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2008

	Note		2008 £ million	2007 £ million	2006 £ million

Profit before tax			807	4,000	4,248
Adjustments for:
Change in operating assets	50	(A)	(43,025)	(16,982)	(31,995)
Change in operating liabilities	50	(B)	80,933	21,541	33,069
Non-cash and other items	50	(C)	(4,064)	2,784	1,555
Tax paid			(810)	(859)	(798)

Net cash provided by operating activities			33,841	10,484	6,079

Cash flows from investing activities
Purchase of available-for-sale financial assets			(144,680)	(21,667)	(23,448)
Proceeds from sale and maturity of available-for-sale financial assets			110,470	19,468	18,106
Purchase of fixed assets			(1,436)	(1,334)	(1,724)
Proceeds from sale of fixed assets			579	982	1,257
Acquisition of businesses, net of cash acquired	50	(F)	(19)	(8)	(20)
Disposal of businesses, net of cash disposed	50	(G)	—	1,476	936

Net cash used in investing activities			(35,086)	(1,083)	(4,893)

Cash flows from financing activities
Dividends paid to equity shareholders			(2,042)	(1,957)	(1,919)
Dividends paid to minority interests	50	(E)	(29)	(19)	(32)
Interest paid on subordinated liabilities			(771)	(709)	(713)
Proceeds from issue of subordinated liabilities	50	(E)	3,021	—	1,116
Proceeds from issue of ordinary shares	50	(E)	879	35	105
Repayment of subordinated liabilities	50	(E)	(381)	(300)	(759)
Repayment of capital to minority shareholders	50	(E)	(3)	(80)	(151)

Net cash provided by (used in) financing activities			674	(3,030)	(2,353)

Effects of exchange rate changes on cash and cash equivalents			1,440	82	(148)

Change in cash and cash equivalents			869	6,453	(1,315)
Cash and cash equivalents at beginning of year			31,891	25,438	26,753

Cash and cash equivalents at end of year	50	(D)	32,760	31,891	25,438

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

During 2008, global financial markets experienced difficult conditions which have been characterised by a marked reduction in liquidity. As a consequence of this, Governments and central banks carried out a series of actions to address the lack of liquidity within their respective banking systems. In the UK these actions have included the introduction of the Bank of England’s Special Liquidity Scheme whereby banks and building societies can exchange eligible securities for UK Treasury bills; and the creation of a credit guarantee scheme by HM Treasury, providing a Government guarantee for certain short and medium term senior debt securities issued by eligible banks. During 2008 the Group has made use of these measures in order to maintain and improve a stable funding position. The Group’s management of liquidity and funding risks is described on pages 65 to 67.

In the context of this continued turbulence and uncertainty in the financial markets, combined with a deteriorating global economic outlook, the Group has also taken steps to strengthen its capital position (see note 52 for details of the preference and ordinary share capital issued by the Group in January 2009) in order to provide a buffer against further shocks arising from the financial systems and to ensure that it remains competitive.

There is a risk that, despite the substantial measures taken by Governments, further deterioration in the markets could occur. In addition the economic conditions in the UK are deteriorating more quickly than previously anticipated placing greater strain on the Group’s capital resources. The key dependencies on successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets at their current levels; the continued access of the Group to central bank and Government sponsored liquidity facilities, including issuance under HM Treasury’s credit guarantee scheme and access to the Bank of England’s various facilities; limited further deterioration in the Group’s credit ratings; and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets or Government support schemes.

Based upon projections prepared by management which take into account the acquisition on 16 January 2009 of HBOS plc together with the Group’s current ability to fund in the market and the assumption that the announced Government sponsored schemes will continue to be available, the directors are satisfied that the Company and the Group have adequate resources to continue in business for the foreseeable future. Accordingly, the financial statements of the Company and the Group have been prepared on a going concern basis.

2 ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (‘IASB’). IFRS comprises accounting standards prefixed IFRS issued by the IASB and those prefixed IAS issued by the IASB’s predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee and its predecessor body.

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

The following IFRS pronouncements relevant to the Group have been adopted in these consolidated financial statements:

(i)

IFRIC 11 IFRS 2 – Group and Treasury Share Transactions. This interpretation clarifies the application of IFRS 2 Share-based Payment to certain share-based payment arrangements involving own equity instruments and arrangements involving equity instruments of a parent entity. The application of this new interpretation has not had any impact for amounts recognised in these financial statements.

(ii)

IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction. This interpretation provides guidance on assessing the amount of a pension surplus that can be recognised as an asset and explains how a minimum funding requirement might either affect the availability of reductions in future contributions or give rise to a liability. The application of this new interpretation has not had any impact for amounts recognised in these financial statements.

(iii)

Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures – Reclassification of Financial Assets. The amendment to IAS 39 permits reclassification of non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in certain circumstances and permits the transfer of a financial asset from the available-for-sale category to the loans and receivables category where that financial asset would have met the definition of loans and receivables at the time of reclassification (if the financial asset had not been designated as available-for-sale) and where there is both the intention and ability to hold that financial asset for the foreseeable future. The amendment to IFRS 7 requires additional disclosures about the situations in which any such reclassification is made and the effects on the financial statements including details of the carrying amounts and fair values for all financial assets that have been reclassified until they are derecognised and the fair value gain or loss that would have been recognised in the income statement or equity, as appropriate, if the financial asset had not been reclassified. For eligible reclassifications made before 1 November 2008, these amendments became effective from 1 July 2008. Details of the financial assets reclassified in accordance with this amendment are set out in note 49.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2008 and which have not been applied in preparing these financial statements are given in note 51.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

The Group’s accounting policies are set out below.

(A) CONSOLIDATION

The assets, liabilities and results of Group undertakings (including special purpose entities) are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include all entities over which the Group has the power to govern the financial and operating policies which generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Group undertakings are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases. Open Ended Investment Companies (OEICs) where the Group, through the Group’s life funds, has a controlling interest are consolidated; the unitholders’ interest is reported in other liabilities. Intercompany transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

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

Financial assets and liabilities are designated as at fair value through profit or loss on acquisition in the following circumstances:

–	When doing so results in more relevant information because either:

	–	it eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets and liabilities or recognising gains or losses on different bases; or

–

the assets and liabilities are part of a group which is managed, and its performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, with management information also prepared on this basis.

–	Where the assets and liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for.

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Refer to note 3 (Critical accounting estimates and judgements: Valuation of financial instruments) and note 49 (Financial risk management: Fair values of financial assets and liabilities) for details of valuation techniques and significant inputs to valuation models.

The Group is permitted to reclassify, at fair value at the date of transfer, non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the trading category if they are no longer held for the purpose of being sold or repurchased in the near term, as follows:

–

if the financial assets would have met the definition of loans and receivables (but for the fact that they had to be classified as held for trading at initial recognition), they may be reclassified into loans and receivables where the Group has the intention and ability to hold the assets for the foreseeable future or until maturity;

–

if the financial assets would not have met the definition of loans and receivables, they may be reclassified out of the held for trading category into available-for-sale financial assets in ‘rare circumstances’.

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

The Group is permitted to transfer, at fair value at the date of transfer, a financial asset from the available-for-sale category to the loans and receivables category where that asset would have met the definition of loans and receivables at the time of reclassification (if the financial asset had not been designated as available-for-sale) and where there is both the intention and ability to hold that financial asset for the foreseeable future. For assets transferred, gains or losses recognised in equity in respect of these assets as at the date of transfer are amortised to profit or loss over the remaining life of the asset using the effective interest method.

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

(F) LOANS AND ADVANCES TO BANKS AND CUSTOMERS

Loans and advances to banks and customers, including any eligible assets transferred into these categories out of the fair value through profit or loss or available-for-sale financial assets categories, are accounted for at amortised cost using the effective interest method, except those which the Group intends to sell in the near term and which are accounted for at fair value, with the gains and losses arising from changes in their fair value reflected in the income statement. Loans and advances are initially recognised when cash is advanced to the borrowers at fair value inclusive of transaction costs. Loans and advances are derecognised when the rights to receive cash flows from them have expired or where the Group has transferred substantially all risks and rewards of ownership.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

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

(H) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

All derivatives are recognised at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and using valuation techniques, including discounted cash flow and options pricing models, as appropriate. Derivatives are carried in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 3 (Critical accounting estimates and judgements: Valuation of financial instruments) and note 49 (Financial risk management: Fair values of financial assets and liabilities) for details of valuation techniques and significant inputs to valuation models.

Changes in the fair value of any derivative instrument that is not part of a hedging relationship are recognised immediately in the income statement.

Derivatives embedded in financial instruments and insurance contracts (unless the embedded derivative is itself an insurance contract) are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. In accordance with IFRS 4, a policyholder’s option to surrender an insurance contract for a fixed amount is not treated as an embedded derivative.

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

The Group designates certain derivatives as either: (1) hedges of the fair value of the particular risks inherent in recognised assets or liabilities (fair value hedges); (2) hedges of highly probable future cash flows attributable to recognised assets or liabilities (cash flow hedges); or (3) hedges of net investments in foreign operations (net investment hedges). These are accounted for as follows:

(1) FAIR VALUE HEDGES

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk; this also applies if the hedged asset is classified as an available-for-sale financial asset. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value attributable to the hedged risk are no longer recognised in the income statement; the adjustment that has been made to the carrying amount of a hedged item is amortised to the income statement over the period to maturity.

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

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

–   Delinquency in contractual payments of principal and/or interest;

–   Indications that the borrower or group of borrowers is experiencing significant financial difficulty;

–   Restructuring of debt to reduce the burden on the borrower;

–   Breach of loan covenants or conditions; and

–   Initiation of bankruptcy or individual voluntary arrangement proceedings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

The estimated period between a loss occurring and its identification is determined by local management for each identified portfolio. In general, the periods used vary between two months and twelve months.

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

(2) AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale financial asset is impaired. In addition to the criteria for financial assets accounted for at amortised cost set out above, this assessment involves reviewing the current financial circumstances (including creditworthiness) and future prospects of the issuer assessing the future cash flows expected to be realised and, in the case of equity shares, considering whether there has been a significant or prolonged decline in the fair value of the asset below its cost. If an impairment loss has been incurred, the cumulative loss measured as the difference between the acquisition cost (net of any principal repayment and amortisation) and the current fair value, less any impairment loss on that asset previously recognised, is removed from equity and recognised in the income statement. For impaired debt instruments, impairment losses are recognised in subsequent periods when it is determined that there has been a further negative impact on expected future cash flows; a reduction in fair value caused by general widening of credit spreads would not, of itself, result in additional impairment. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, an amount not greater than the original impairment loss is credited to the income statement; any excess is taken to the available-for-sale reserve. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

(L) TANGIBLE FIXED ASSETS

Tangible fixed assets are included at cost less accumulated depreciation. The value of land (included in premises) is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between the cost and the residual value over their estimated useful lives, as follows:

Premises (excluding land):

–	Freehold/long and short leasehold premises: shorter of 50 years or the remaining period of the lease

–	Leasehold improvements: shorter of 10 years or, if lease renewal is not likely, the remaining period of the lease

Equipment:

–	Fixtures and furnishings: 10-20 years

–	Other equipment and motor vehicles: 2-8 years

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

Operating lease assets are included within tangible fixed assets at cost and depreciated over their estimated useful lives, which equates to the lives of the leases, after taking into account anticipated residual values. Operating lease rental income is recognised on a straight line basis over the life of the lease.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

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

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

(1) LIFE ASSURANCE BUSINESS

(I) ACCOUNTING FOR INSURANCE AND PARTICIPATING INVESTMENT CONTRACTS PREMIUMS AND CLAIMS

Premiums received in respect of insurance and participating investment contracts are recognised as revenue when due, except as detailed below in respect of unit-linked contracts.

Claims are recorded as an expense when they are incurred.

LIABILITIES

–	Insurance or participating investment contracts in the Group’s With Profit Fund

Liabilities of the Group’s With Profit Fund, including guarantees and options embedded within products written by that fund, are stated at their realistic values in accordance with the Financial Services Authority’s realistic capital regime, except that projected transfers out of the fund into other Group funds are not treated as liabilities. Further details on the realistic capital regime are given on page 75.

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

VALUE OF IN-FORCE BUSINESS

The Group recognises as an asset the value of in-force business in respect of life insurance and participating investment contracts. The asset represents the present value of the shareholders’ interest in the profits expected to emerge from those contracts written at the balance sheet date. This is determined after making appropriate assumptions about future economic conditions and other matters such as future mortality and persistency rates and includes allowances for both non-market risk and for the realistic value of financial options and guarantees. Each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. The asset in the consolidated balance sheet is presented gross of attributable tax and movements in the asset are reflected within other operating income in the income statement.

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

Directly incremental commissions that vary with and are related to either securing new or renewing existing non-participating investment contracts are deferred; all other costs are recognised as expenses when incurred. This asset is subsequently amortised over the period of the provision of investment management services and is reviewed for impairment in circumstances where its carrying amount may not be recoverable. If the asset is greater than its recoverable amount it is written down immediately through expenses in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

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

(S) FOREIGN CURRENCY TRANSLATION

The consolidated financial statements are presented in sterling, which is the Company’s functional currency.

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

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on the acquisition of a foreign entity, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised directly in equity and included in profit or loss on its disposal.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

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

IMPAIRMENT OF FINANCIAL ASSETS

LOAN IMPAIRMENT ALLOWANCES

The Group regularly reviews its loan portfolios to assess for impairment. Impairment allowances are established to recognise incurred impairment losses in its loan portfolios carried at amortised cost. In determining whether an impairment has occurred at the balance sheet date the Group considers whether there is any observable data indicating that there has been a measurable decrease in the estimated future cash flows or their timings; such observable data includes information as to whether there has been an adverse change in the payment status of borrowers or changes in economic conditions that correlate with defaults on loan repayment obligations. Where this is the case, the impairment loss is the difference between the carrying value of the loan and the present value of the estimated future cash flows discounted at the loan’s original effective interest rate.

At 31 December 2008 gross loans and advances to customers and banks totalled £287,220 million (2007: £247,067 million) against which impairment allowances of £3,727 million (2007: £2,408 million) had been made.

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

Impairment allowances for portfolios of smaller balance homogenous loans, such as residential mortgages, personal loans and credit card balances that are below the individual assessment thresholds, and for loan losses that have been incurred but not separately identified at the balance sheet date, are determined on a collective basis. Collective impairment allowances are calculated on a portfolio basis using formulae which take into account factors such as the length of time that the customer’s account has been out of order, historical loss rates, the credit quality of the portfolios and the value of any security held, which is estimated, where appropriate, using indices such as house price indices. The variables used in the formulae are kept under regular review to ensure that as far as possible they reflect current economic circumstances; however changes in interest rates, unemployment levels and bankruptcy trends, particularly in the UK, could result in actual losses differing from reported impairment allowances.

Assumptions used in calculating provisions for loan impairment have been updated to reflect market conditions, including those in respect of house price inflation, forced sale discount and probability of borrower default. If average house prices were 12.5 per cent lower than those in place as at 31 December 2008, the house price index related impact on the impairment charge would be an increase of approximately £85 million.

IMPAIRMENT OF AVAILABLE-FOR-SALE FINANCIAL ASSETS

In determining whether an impairment loss has been incurred in respect of an available-for-sale financial asset, the Group performs an objective review of the current financial circumstances and future prospects of the issuer and, in the case of equity shares, considers whether there has been a significant or prolonged decline in the fair value of that asset below its cost. This consideration requires management judgement. Among factors considered by the Group is whether the decline in fair value is a result of a change in the quality of the asset or a downward movement in the market as a whole. An assessment is performed of the future cash flows expected to be realised from the asset, taking into account, where appropriate, the quality of underlying security and credit protection available. The reduction in the fair value of available-for-sale financial assets during the year was £2,721 million (2007: £483 million). Impairment losses in respect of available-for-sale financial assets transferred from reserves to the income statement totalled £130 million (2007: £70 million; 2006: nil).

VALUATION OF FINANCIAL INSTRUMENTS

Trading securities, other financial assets and liabilities at fair value through profit or loss, derivatives and available-for-sale financial assets are stated at fair value. The fair value of these financial instruments is the amount for which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values of financial instruments are determined by reference to unadjusted quoted prices in active markets where these are available. Where market prices are not available or are unreliable because of poor liquidity, fair values are determined using valuation techniques which, to the extent possible, use market observable inputs. Valuation techniques used include discounted cash flow analysis and pricing models and, where appropriate, comparison to similar instruments.

The Group uses widely recognised valuation models for determining the fair value of common and less complex financial instruments that use only observable market data. Observable prices and model inputs are usually available in the market for listed debt and equity securities, exchange traded derivatives and simple over-the-counter derivatives like interest rate swaps. Availability of observable market prices and model inputs reduces the need for management judgement and estimation and any uncertainty associated with determination of fair values. Availability of that observable information depends on the products and markets and is prone to changes based on specific events and general conditions in the financial markets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

Financial markets in certain financial instruments such as asset backed securities (ABS) and secondary loans, which were previously active and had been valued using market observable inputs in previous years, became inactive during 2008. The fair values of those assets are determined predominantly from lead manager quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data. For interest rate and foreign exchange option products and more complex option products, some or all of the inputs into the Group’s valuation models may not be observable in the market and are derived from market prices or rates or are estimated based on market standard consensus data. The process of calculating the fair value of these instruments may necessitate the estimation of certain pricing parameters, assumptions or model characteristics. Management judgement and estimation are usually required when determining such matters as the expected cash flows on the financial instruments being valued, the probability of counterparty default, prepayment assumptions, and selection of appropriate discount rates.

The fair values of the Group’s financial assets and liabilities are disclosed within note 49 on pages F-82 to F-84 together with an indication of the valuation technique used for each major asset or liability category, the inputs into valuation models that have the potential to significantly impact the value determined, the assumptions, if any, used for those inputs and the effects of applying reasonably possible alternative assumptions or, in the case of ABS within available-for-sale financial assets, a shift in credit spreads.

PENSIONS

The net liability recognised in the balance sheet at 31 December 2008 in respect of the Group’s retirement benefit obligations was £1,771 million (2007: £2,144 million) of which £1,657 million (2007: £2,033 million) related to defined benefit pension schemes. This liability excludes actuarial losses of £267 million (2007: gains of £1,350 million) which the Group is permitted to leave unrecognised. The defined benefit pension schemes’ gross deficit totalled £1,924 million (2007: £683 million) representing the difference between the schemes’ liabilities and the fair value of the related assets at the balance sheet date.

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

Two important assumptions are the rate of inflation and the expected lifetime of the schemes’ members. The assumed rate of inflation affects the rate at which salaries are projected to grow and therefore the size of the pension that employees receive upon retirement and also the rate at which pensions in payment increase. Over the longer term rates of inflation can vary significantly; at 31 December 2008 it was assumed that the rate of inflation would be 3.0 per cent per annum (2007: 3.3 per cent), although if this was increased by 0.2 per cent the overall deficit would increase by approximately £451 million and the annual cost by approximately £17 million. A reduction of 0.2 per cent would reduce the overall deficit by approximately £437 million and the annual cost by approximately £16 million.

The cost of the benefits payable by the schemes will also depend upon the longevity of the members. Assumptions are made regarding the expected lifetime of scheme members based upon recent experience, however given the rate of advance in medical science and increasing levels of obesity, it is uncertain whether they will ultimately reflect actual experience. An increase of one year in the expected lifetime of scheme members would increase the overall deficit by approximately £318 million and the annual cost by approximately £22 million; a reduction of one year would reduce the overall deficit by approximately £323 million and the annual cost by approximately £24 million.

The size of the overall deficit is also sensitive to changes in the discount rate, which is affected by market conditions and therefore potentially subject to significant variations. At 31 December 2008 the discount rate used was 6.3 per cent (2007: 5.8 per cent); a reduction of 0.2 per cent would increase the overall deficit by approximately £469 million and the annual cost by approximately £7 million, while an increase of 0.2 per cent would reduce the net deficit by approximately £393 million and the annual cost by approximately £9 million.

GOODWILL

At 31 December 2008 the Group carried goodwill on its balance sheet totalling £2,256 million (2007: £2,358 million), substantially all of which relates to acquisitions made a number of years ago.

The Group reviews the goodwill for impairment at least annually or when events or changes in economic circumstances indicate that impairment may have taken place. The impairment review is performed by projecting future cash flows, excluding finance and tax, based upon budgets and plans and making appropriate assumptions about rates of growth and discounting these using a rate that takes into account prevailing market interest rates and the risks inherent in the business. If the present value of the projected cash flows is less than the carrying value of the underlying net assets and related goodwill an impairment charge is required in the income statement. This calculation requires the exercise of significant judgement by management; if the estimates made prove to be incorrect or performance does not meet expectations which affects the amount and timing of future cash flows, goodwill may become impaired in future periods. Further details are given in note 23.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

INSURANCE

LIFE ASSURANCE BUSINESS

The Group carries in its balance sheet an asset representing the value of in-force business in respect of life insurance and participating investment contracts of £1,893 million at 31 December 2008 (2007: £2,218 million). This asset, which is presented gross of attributable tax, represents the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. This is determined after making appropriate assumptions about future economic conditions and other matters such as future mortality and persistency rates and includes allowances for both non-market risk and for the realistic value of financial options and guarantees. Each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets.

The valuation of the Group’s annuity business has been affected by the recent upheaval in the capital markets which has caused a significant widening in corporate bond spreads. Based on available market analysis, an element of this widening in corporate bond spreads has been assessed as arising from an increase in the illiquidity premium. Annuity contracts cannot be surrendered and have reasonably certain cash flows best matched by assets of equivalent maturity with similar liquidity characteristics. As a result, in 2008 the value of in-force business asset for annuity business has been calculated after taking into account an estimate of the market premium for illiquidity derived from market and other published sources using a portfolio of investment grade bonds with similar cash flow characteristics as the annuity liabilities. The effect of this has been to increase the value of in-force business by £842 million as at 31 December 2008 with a similar increase in profit before tax disclosed within other operating income. It is not practicable to estimate the effect of this change on the results of future periods.

The assumptions made to derive the discount rates and cash flows are inherently uncertain and changes could significantly affect the value attributed. The process for determining key assumptions that have been made at 31 December 2008 is detailed in notes 24 and 32.

At 31 December 2008 the Group also carried substantial liabilities to holders of life, pensions and investment contracts in its balance sheet. The methodology used to value the liabilities is described in note 2 (R) (1). Liabilities arising from insurance contracts and participating investment contracts were £21,518 million and £11,619 million respectively (2007: £22,526 million and £14,874 million) and those arising from non-participating investment contracts totalled £14,243 million (2007: £18,197 million). Elements of the liabilities require assumptions about future investment returns, future mortality rates and future policyholder behaviour. The impact on profit before tax of changes in key assumptions is detailed in note 33.

GENERAL INSURANCE BUSINESS

At 31 December 2008 the Group held a provision of £183 million (2007: £207 million) in respect of the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims notified but not settled is based upon a best estimate of the cost of settling the outstanding claims after taking into account all known facts. In those cases where there is insufficient information to determine the required provision, statistical techniques are used which take into account the cost of claims that have recently been settled and make assumptions about the future development of the outstanding cases. Similar statistical techniques are used to determine the provision for claims incurred but not reported at the balance sheet date.

While management believes that the liability carried at year end is adequate, the application of statistical techniques requires significant judgement. An increase of 10 per cent in the cost of claims would result in the recognition of an additional loss of approximately £18 million. Similarly, an increase of 10 per cent in the ultimate number of such claims would lead to an additional loss of approximately £18 million; some relief would arise from reinsurance contracts held.

TAXATION

At 31 December 2008 the Group had a current tax asset of £300 million and a deferred tax asset of £833 million (2007: a current tax liability of £484 million and a deferred tax liability of £948 million). During 2008, the Group’s net tax position has shifted from a liability of £1,432 million at 31 December 2007 to an asset of £1,133 million at 31 December 2008. While the Group has taken account of tax issues that are subject to ongoing discussion with HM Revenue & Customs and other tax authorities in recognising these assets a significant feature is the management judgement in determining the timing, forecasting and probability of them reversing. This involved a detailed review of profit and loss numbers for 2007 and 2008 to ensure any carry forward positions were optimised at 31 December 2008. The outcome of this exercise has been mapped into 2009 profit and loss estimates and beyond and supports the above assets.

Inherent in this exercise has been management’s assessment of legal and professional advice, case law and other relevant guidance. The various risks are categorised and appropriate weightings applied in arriving at the numbers. Where the expected tax outcome of these tax risks is different from the amounts that were initially recorded, such differences will impact the current and deferred tax numbers in the period in which such determination is made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS

The Group is a leading financial services group, whose businesses provide a wide range of banking and financial services predominantly in the UK.

At 31 December 2008 the Group’s activities were organised into three segments: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Services provided by UK Retail Banking encompass the provision of banking and other financial services to personal customers, private banking and mortgages. Insurance and Investments offers life assurance, pensions and savings products, general insurance and asset management services. Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages the Group’s activities in financial markets through its treasury function and provides banking and financial services in some overseas locations.

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

For those derivative contracts entered into by business units for risk management purposes, the business unit retains the amount that would have been recognised on an accrual accounting basis (an amount equal to the interest element of the next payment on the swap) and transfers the remainder of the fair value of the swap to the central group segment where the resulting accounting volatility is managed though the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment. This allocation of the fair value of the swap and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results, records volatility where it is managed and provides a fair presentation of the segments’ operating performance. It is the basis on which the segments are managed and measured internally and is the basis of the Group’s internal segmental reporting to the board.

As part of its transition to Basel II on 1 January 2008, the Group has updated its capital and liquidity pricing methodology. The main difference in this approach is to allocate a greater share of certain funding costs, previously allocated to the Central group items segment, to individual divisions. To enable a meaningful period-on-period comparison, the segmental analysis for the year ended 31 December 2007 has been restated to reflect these changes.

	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items £m	Inter-segment eliminations £m	Total £m

Year ended 31 December 2008

Interest and similar income	9,437	25	1,048	1,073	10,561	1,742	(5,244)	17,569
Interest and similar expense	(5,327)	(19)	(456)	(475)	(7,258)	(2,035)	5,244	(9,851)

Net interest income	4,110	6	592	598	3,303	(293)	—	7,718
Other income (net of fee and commission expense)	1,766	579	(3,680)	(3,101)	829	(199)	—	(705)

Total income	5,876	585	(3,088)	(2,503)	4,132	(492)	—	7,013
Insurance claims	—	(193)	3,052	2,859	—	—	—	2,859

Total income, net of insurance claims	5,876	392	(36)	356	4,132	(492)	—	9,872
Operating expenses	(2,730)	(161)	(502)	(663)	(2,630)	(30)	—	(6,053)

Trading surplus (deficit)	3,146	231	(538)	(307)	1,502	(522)	—	3,819
Impairment	(1,472)	—	(2)	(2)	(1,508)	(30)	—	(3,012)

Profit (loss) before tax	1,674	231	(540)	(309)	(6)	(552)	—	807

External revenue	9,804	1,176	(2,130)	(954)	7,679	1,029	—	17,558
Inter-segment revenue	1,002	65	120	185	2,395	1,152	(4,734)	—

Segment revenue	10,806	1,241	(2,010)	(769)	10,074	2,181	(4,734)	17,558

External assets	127,502	1,123	65,426	66,549	238,832	3,150	—	436,033
Inter-segment assets	5,679	564	2,779	3,343	143,842	98,190	(251,054)	—

Total assets	133,181	1,687	68,205	69,892	382,674	101,340	(251,054)	436,033

External liabilities	97,929	904	56,509	57,413	249,149	21,843	—	426,334
Inter-segment liabilities	31,361	74	7,088	7,162	128,681	83,850	(251,054)	—

Total liabilities	129,290	978	63,597	64,575	377,830	105,693	(251,054)	426,334

Other segment items:
Capital expenditure	167	9	227	236	837	196	—	1, 436
Depreciation and amortisation	215	16	34	50	421	—	—	686
Movement in value of in-force business	—	—	(325)	(325)	—	—	—	(325)
Impairment of goodwill	—	—	—	—	100	—	—	100
Defined benefit scheme charges	103	2	19	21	85	(45)	—	164

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS continued

	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items £m	Inter-segment eliminations £m	Total £m

Year ended 31 December 2007

Interest and similar income	7,964	23	1,040	1,063	9,762	1,386	(3,301)	16,874
Interest and similar expense	(4,269)	(18)	(682)	(700)	(7,353)	(1,754)	3,301	(10,775)

Net interest income	3,695	5	358	363	2,409	(368)	—	6,099
Other income (net of fee and commission expense)	1,797	554	7,643	8,197	1,773	362	—	12,129

Total income	5,492	559	8,001	8,560	4,182	(6)	—	18,228
Insurance claims	—	(302)	(7,220)	(7,522)	—	—	—	(7,522)

Total income, net of insurance claims	5,492	257	781	1,038	4,182	(6)	—	10,706
Operating expenses	(2,624)	(154)	(501)	(655)	(2,282)	(6)	—	(5,567)

Trading surplus (deficit)	2,868	103	280	383	1,900	(12)	—	5,139
Impairment	(1,224)	—	—	—	(572)	—	—	(1,796)
Profit on sale of businesses	—	—	272	272	385	—	—	657

Profit (loss) before tax	1,644	103	552	655	1,713	(12)	—	4,000

External revenue	9,132	1,235	8,854	10,089	10,082	300	—	29,603
Inter-segment revenue	958	49	181	230	1,487	1,591	(4,266)	—

Segment revenue	10,090	1,284	9,035	10,319	11,569	1,891	(4,266)	29,603

External assets	115,012	1,164	72,213	73,377	163,294	1,663	—	353,346
Inter-segment assets	5,093	361	3,777	4,138	91,246	64,654	(165,131)	—

Total assets	120,105	1,525	75,990	77,515	254,540	66,317	(165,131)	353,346

External liabilities	96,166	870	65,304	66,174	162,376	16,205	—	340,921
Inter-segment liabilities	20,321	12	5,930	5,942	86,159	52,709	(165,131)	—

Total liabilities	116,487	882	71,234	72,116	248,535	68,914	(165,131)	340,921

Other segment items:
Capital expenditure	80	11	452	463	613	178	—	1,334
Depreciation and amortisation	205	14	37	51	374	—	—	630
Movement in value of in-force business	—	—	(93)	(93)	—	—	—	(93)
Defined benefit scheme charges	114	3	26	29	92	(60)	—	175

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS continued

	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items £m	Inter-segment eliminations £m	Total £m

Year ended 31 December 2006

Interest and similar income	6,921	32	932	964	8,608	1,341	(3,726)	14,108
Interest and similar expense	(3,299)	(2)	(1,048)	(1,050)	(6,459)	(1,697)	3,726	(8,779)

Net interest income	3,622	30	(116)	(86)	2,149	(356)	—	5,329
Other income (net of fee and commission expense)	1,621	594	9,893	10,487	2,035	201	—	14,344

Total income	5,243	624	9,777	10,401	4,184	(155)	—	19,673
Insurance claims	—	(200)	(8,369)	(8,569)	—	—	—	(8,569)

Total income, net of insurance claims	5,243	424	1,408	1,832	4,184	(155)	—	11,104
Operating expenses	(2,476)	(157)	(481)	(638)	(2,264)	77	—	(5,301)

Trading surplus (deficit)	2,767	267	927	1,194	1,920	(78)	—	5,803
Impairment	(1,238)	—	—	—	(308)	(9)	—	(1,555)

Profit (loss) before tax	1,529	267	927	1,194	1,612	(87)	—	4,248

External revenue	8,136	1,249	10,888	12,137	8,659	158	—	29,090
Inter-segment revenue	706	27	311	338	2,286	1,257	(4,587)	—

Segment revenue	8,842	1,276	11,199	12,475	10,945	1,415	(4,587)	29,090

External assets	108,381	1,115	84,959	86,074	147,836	1,307	—	343,598
Inter-segment assets	3,331	502	4,050	4,552	80,995	53,588	(142,466)	—

Total assets	111,712	1,617	89,009	90,626	228,831	54,895	(142,466)	343,598

External liabilities	87,327	875	77,633	78,508	150,779	15,477	—	332,091
Inter-segment liabilities	20,980	54	5,595	5,649	72,793	43,044	(142,466)	—

Total liabilities	108,307	929	83,228	84,157	223,572	58,521	(142,466)	332,091

Other segment items:
Capital expenditure	82	7	845	852	647	143	—	1,724
Depreciation and amortisation	202	9	29	38	379	—	—	619
Movement in value of in-force business	—	—	(199)	(199)	—	—	—	(199)
Defined benefit scheme charges	121	4	24	28	100	(140)	—	109

As the activities of the Group are predominantly carried out in the UK, no geographical analysis is presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 NET INTEREST INCOME

	Weighted average effective interest rate

	2008%	2007%	2006%	2008 £m	2007 £m	2006 £m

Interest receivable:
Loans and advances to customers	6.31	6.89	6.21	13,855	13,209	10,853
Loans and advances to banks	4.63	5.14	4.72	1,861	2,025	1,826
Lease and hire purchase receivables	7.62	6.34	5.97	706	602	622

Interest receivable on loans and receivables	6.11	6.58	5.94	16,422	15,836	13,301
Available-for-sale financial assets	4.58	4.83	4.39	1,147	1,038	807

Total interest receivable	5.98	6.44	5.82	17,569	16,874	14,108

Interest payable:
Deposits from banks	3.65	5.00	4.67	(1,540)	(1,919)	(1,680)
Customer accounts	3.27	3.58	2.91	(4,932)	(5,085)	(3,738)
Debt securities in issue	4.10	5.08	4.67	(2,227)	(2,680)	(1,983)
Subordinated liabilities	5.82	5.65	5.72	(896)	(741)	(694)
Liabilities under sale and repurchase agreements	4.45	4.81	4.35	(256)	(155)	(260)

Interest payable on liabilities held at amortised cost	3.67	4.24	3.71	(9,851)	(10,580)	(8,355)
Other	—	4.28	9.68	—	(195)	(424)

Total interest payable	3.61	4.24	3.82	(9,851)	(10,775)	(8,779)

Net interest income				7,718	6,099	5,329

Included within interest receivable is £435 million (2007: £395 million; 2006: £297 million) in respect of impaired financial assets. Net interest income also includes a charge of £16 million (2007: credit of £1 million; 2006: charge of £1 million) transferred from the cash flow hedging reserve (see note 43).

6 NET FEE AND COMMISSION INCOME

	2008 £m	2007 £m	2006 £m

Fee and commission income:
Current accounts	707	693	652
Insurance broking	549	648	629
Credit and debit card fees	581	536	493
Trust and other fiduciary fees	413	362	331
Other	981	985	1,011

	3,231	3,224	3,116
Fee and commission expense	(694)	(600)	(638)

Net fee and commission income	2,537	2,624	2,478

As discussed in note 2(D), fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7 NET TRADING INCOME

	2008 £m	2007 £m	2006 £m

Foreign exchange translation gains	66	34	32
Gains on foreign exchange trading transactions	75	159	98

Total foreign exchange	141	193	130
Investment property losses (note 22)	(1,058)	(321)	631
Securities and other (losses) gains	(8,269)	3,251	5,580

Net trading income	(9,186)	3,123	6,341

Securities and other (losses) gains comprise net gains arising on assets and liabilities held at fair value through profit or loss and for trading as follows:

	2008 £m	2007 £m	2006 £m

Net income (expense) arising on assets held at fair value through profit or loss:
Loans and advances to banks and customers	20	23	29
Debt securities	918	673	1,181
Equity shares	(7,759)	2,422	4,046
Total net (expense) income arising on assets held at fair value through profit or loss	(6,821)	3,118	5,256
Net expense arising on liabilities held at fair value through profit or loss – debt securities in issue	(232)	(153)	21

Total net (losses) gains arising on assets and liabilities held at fair value through profit or loss	(7,053)	2,965	5,277
Net (losses) gains on financial instruments held for trading	(1,216)	286	303

Securities and other (losses) gains	(8,269)	3,251	5,580

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8 INSURANCE PREMIUM INCOME

	2008 £m	2007 £m	2006 £m

Life insurance
Gross premiums	4,841	4,937	4,308
Ceded reinsurance premiums	(41)	(98)	(189)
Net earned premiums	4,800	4,839	4,119
Non-life insurance
Gross premiums written	651	632	608
Ceded reinsurance premiums	(23)	(23)	(17)

Net premiums	628	609	591
Change in provision for unearned premiums	(16)	(18)	9
Net earned premiums	612	591	600

Total net earned premiums	5,412	5,430	4,719

Life insurance gross written premiums can be further analysed as follows:

	2008 £m	2007 £m	2006 £m

Life and pensions	4,182	4,233	3,611
Annuities	645	689	681
Other	14	15	16

Gross premiums	4,841	4,937	4,308

Non-life insurance gross written premiums can be further analysed as follows:

	2008 £m	2007 £m	2006 £m

Credit protection	203	212	203
Home	441	412	394
Health	7	8	11

	651	632	608

9 OTHER OPERATING INCOME

	2008 £m	2007 £m	2006 £m

Operating lease rental income	392	393	422
Rental income from investment property (note 22)	209	227	313
Other rents receivable	32	31	28
Gains less losses on disposal of available-for-sale financial assets (note 43)	19	5	22
Movement in value of in-force business (note 24)	(325)	(93)	(199)
Car dealership income	—	49	60
Other income	205	340	160

	532	952	806

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10 INSURANCE CLAIMS

Insurance claims comprise:

	2008 £m	2007 £m	2006 £m

Life insurance and participating investment contracts
Claims and surrenders:
Gross	(4,710)	(5,432)	(5,375)
Reinsurers’ share	65	73	76
	(4,645)	(5,359)	(5,299)
Change in liabilities:
Gross	7,364	(1,955)	(2,923)
Reinsurers’ share	49	(20)	18
	7,413	(1,975)	(2,905)
Change in unallocated surplus (note 35)	284	114	(165)

Total life insurance and participating investment contracts	3,052	(7,220)	(8,369)

Non-life insurance
Claims and claims paid:
Gross	(219)	(250)	(198)
Reinsurers’ share	7	—	—
	(212)	(250)	(198)
Change in liabilities:
Gross	24	(58)	(2)
Reinsurers’ share	(5)	6	—
	19	(52)	(2)

Total non-life insurance	(193)	(302)	(200)

Total insurance claims credit (expense)	2,859	(7,522)	(8,569)

Life insurance gross claims can also be analysed as follows:
Deaths	(289)	(296)	(286)
Maturities	(1,888)	(1,516)	(1,385)
Surrenders	(1,960)	(2,994)	(3,081)
Annuities	(516)	(568)	(558)
Other	(57)	(58)	(65)

	(4,710)	(5,432)	(5,375)

A non-life insurance claims development table is included in note 32.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 OPERATING EXPENSES

	2008 £m	2007 £m	2006 £m

Salaries	2,183	2,127	2,117
Social security costs	176	167	161
Pensions and other post-retirement benefit schemes (note 37)	235	238	165
Other staff costs	337	372	298
Staff costs	2,931	2,904	2,741
Other administrative expenses:
Operating lease rentals	265	250	254
Repairs and maintenance	151	154	165
Communications and data processing	455	462	499
Advertising	194	192	184
Professional fees	229	279	231
Provision in respect of certain historic US dollar payments (note 48)	180	—	—
Provision for Financial Services Compensation Scheme levy (note 48)	122	—	—
Settlement of overdraft claims	—	76	—
Other	740	620	608
	2,336	2,033	1,941
Depreciation of tangible fixed assets (note 26)	648	594	602
Amortisation of other intangible assets (note 25)	38	36	17
Goodwill impairment charge (note 23)	100	—	—

Total operating expenses	6,053	5,567	5,301

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2008	2007	2006

UK	64,355	67,616	74,079
Overseas	2,118	1,937	2,013

	66,473	69,553	76,092

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 OPERATING EXPENSES continued

	2008 £m	2007 £m	2006 £m

Fees payable for the audit of the Company’s current year annual report	7.1	6.8	6.0
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	2.5	2.5	2.9
Other services supplied pursuant to legislation	3.0	2.7	4.7
Total audit fees	12.6	12.0	13.6
Other services – audit related fees	5.3	1.1	1.4

Total audit and audit related fees	17.9	13.1	15.0
Services relating to taxation	0.5	0.7	0.6
Other non-audit fees:
Services relating to corporate finance transactions	0.4	0.7	1.0
Other services	0.7	0.1	0.4
Total other non-audit fees	1.1	0.8	1.4

Total fees payable to the Company’s auditors by the Group	19.5	14.6	17.0

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2008 £m	2007 £m	2006 £m

Audits of Group pension schemes	0.2	0.2	0.2
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.5	0.4	0.4
Reviews of the financial position of corporate and other borrowers	1.4	2.8	1.6
Acquisition due diligence and other work performed in respect of potential venture capital investments	1.0	0.6	1.0

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

Audit related fees: This category includes fees in respect of services for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, for example acting as reporting accountants in respect of prospectuses and circulars required by the UKLA listing rules.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 IMPAIRMENT

	2008 £m	2007 £m	2006 £m

Impairment losses on loans and advances (note 20)	2,876	1,721	1,560
Other credit risk provisions (note 39)	6	5	(5)

	2,882	1,726	1,555

Impairment of available-for-sale financial assets	130	70	—

Total impairment charged to the income statement	3,012	1,796	1,555

13 PROFIT ON SALE OF BUSINESSES

	2008 £m	2007 £m	2006 £m

Profit on sale of Lloyds TSB Registrars	—	407	—
Profit on sale of Abbey Life	—	272	—
Other, including adjustments in respect of businesses sold in earlier years	—	(22)	—

Profit on sale of businesses	—	657	—

During 2007 the Group completed the sale of the business and assets of Lloyds TSB Bank plc’s company registration business, Lloyds TSB Registrars; the sale of Abbey Life Assurance Company Limited, a UK life operation which had been closed to new business since 2000; and the sale of The Dutton-Forshaw Group Limited, a medium-size car dealership. In addition, provision was made for payments under an indemnity given in relation to a business sold in an earlier year. The businesses sold in 2007 did not represent separate material lines of business and consequently they were not treated as discontinued operations.

14 TAXATION

(A) ANALYSIS OF CREDIT (CHARGE) FOR THE YEAR

	2008 £m	2007 £m	2006 £m

UK corporation tax:

Current tax on profit for the year	(667)	(763)	(1,024)
Adjustments in respect of prior years	(19)	30	137

	(686)	(733)	(887)
Double taxation relief	91	60	195

	(595)	(673)	(692)
Foreign tax:

Current tax on profit for the year	(144)	(98)	(83)
Adjustments in respect of prior years	4	3	8

	(140)	(95)	(75)

Current tax charge	(735)	(768)	(767)
Deferred tax (note 38)	773	89	(574)

Tax credit (charge)	38	(679)	(1,341)

As a result of the Finance Act 2007, the statutory rate of corporation tax in the UK was reduced from 30 per cent to 28 per cent with effect from 1 April 2008. Therefore the charge for tax on the profit for the year is based on a UK corporation tax rate of 28.5 per cent (2007: 30 per cent; 2006: 30 per cent).

The Group, as a proxy for policyholders in the UK, is required to record taxes on investment income, gains and losses each year. Accordingly, the tax attributable to UK life insurance policyholder earnings is included in income tax expense. The tax credit attributable to policyholders was £471 million (2007: £243 million credit; 2006: £222 million expense), including a prior year tax charge of £4 million (2007: tax charge of £5 million; 2006: tax charge of £12 million).

In addition to the income statement current tax charge, a total of £674 million of current tax has been credited to equity (2007: a total of £131 million credit to equity; 2006: a total of £17 million charged to equity); a debit of £1 million (2007: a credit of £3 million; 2006: a credit of £15 million) in respect of share based payments, a credit of £584 million (2007: a credit of £103 million; 2006: a charge of £33 million) in respect of foreign exchange differences and a net credit of £91 million (2007: a net credit of £25 million; 2006: a net credit of £1 million) in respect of the revaluation of available-for-sale financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 TAXATION continued

(B) FACTORS AFFECTING THE TAX CREDIT (CHARGE) FOR THE YEAR

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax credit (charge) for the year is given below:

	2008 £m	2007 £m	2006 £m

Profit before tax	807	4,000	4,248
Tax charge thereon at UK corporation tax rate of 28.5 per cent (2007: 30 per cent)	(230)	(1,200)	(1,274)
Factors affecting charge:
Goodwill impairment	(28)	—	—
Disallowed and non-taxable items	12	(2)	8
Overseas tax rate differences	(39)	4	2
Gains exempted or covered by capital losses	25	274	78
Policyholder interests	337	173	(123)
UK corporation tax rate change	—	110	—
Other items	(39)	(38)	(32)

Tax on profit on ordinary activities	38	(679)	(1,341)

Effective rate	(4.7%)	17.0%	31.6%

15 EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 5 million (2007: 5 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

	2008	2007	2006

Profit attributable to equity shareholders	£819m	£3,289m	£2,803m
Weighted average number of ordinary shares in issue	5,742m	5,637m	5,616m
Basic earnings per share	14.3p	58.3p	49.9p

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

	2008	2007	2006

Profit attributable to equity shareholders	£819m	£3,289m	£2,803m

Weighted average number of ordinary shares in issue	5,742m	5,637m	5,616m
Adjustment for share options and awards	39m	46m	51m

Weighted average number of ordinary shares for diluted earnings per share	5,781m	5,683m	5,667m
Diluted earnings per share	14.2p	57.9p	49.5p

The weighted average number of anti-dilutive share options and awards excluded from the calculation of diluted earnings per share was 59 million at 31 December 2008 (2007: 3 million; 2006: 7 million).

As discussed in note 52, the Group issued 2,596,653,203 ordinary shares at 173.3p on 13 January 2009 and issued 7,775,694,993 ordinary shares as purchase consideration for the acquisition of 100 per cent of the ordinary share capital of HBOS plc on 16 January 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16 TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2008 £m	2007 £m

Trading assets	857	4,663
Other financial assets at fair value through profit or loss	44,207	53,248

	45,064	57,911

These assets are comprised as follows:

	2008		2007

	Trading assets £m	Other financial assets at fair value through profit or loss £m	Trading assets £m	Other financial assets at fair value through profit or loss £m

Loans and advances to banks	—	—	29	1
Loans and advances to customers	283	325	756	403
Debt securities:

Government securities	38	7,326	62	4,848
Other public sector securities	—	18	—	—
Bank and building society certificates of deposit	—	433	—	811
Mortgage backed securities	—	369	87	70
Other asset backed securities	—	1,342	122	1,805
Corporate and other debt securities	536	11,120	3,607	13,564

	574	20,608	3,878	21,098
Equity shares:

Listed	—	16,569	—	23,598
Unlisted	—	6,705	—	8,148

	—	23,274	—	31,746

	857	44,207	4,663	53,248

At 31 December 2008 £44,046 million (2007: £55,729 million) of trading and other financial assets at fair value through profit or loss had a contractual residual maturity of greater than one year.

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

The maximum exposure to credit risk at 31 December 2008 of the loans and advances to banks and customers designated at fair value through profit or loss was £325 million (2007: £404 million); the Group does not hold any credit derivatives or other instruments in mitigation of this risk. There was no significant movement in the fair value of these loans attributable to changes in credit risk; this is determined by reference to the publicly available credit ratings of the instruments involved.

The carrying value of assets that are subject to stock lending arrangements was £809 million at 31 December 2008 (2007: £1,450 million) all of which the secured party is permitted by contract or custom to sell or repledge.

The Group’s Corporate Markets business has no direct exposure to US sub-prime ABS and limited indirect exposure through asset-backed security collateralised debt obligations (ABS CDOs). During 2008, the market value of Corporate Markets’ holdings in ABS CDOs reduced and, as a result, there has been an income statement charge of £92 million (2007: £114 million). The Group’s Corporate Markets business has no exposure to mezzanine ABS CDOs. In addition, there are £1,867 million (2007: £1,861 million) of ABS CDOs which remain fully cash collateralised by major global financial institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16 TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS continued

At 31 December 2008, the Group’s Corporate Markets business had fair value exposure to one monoline financial guarantor in the form of credit default swap (CDS) protection bought against a £256 million collateralised loan obligation (CLO) (2007: exposure to one monoline against a £198 million CLO and one monoline against a £467 million collateralised debt obligation). The exposure on this CDS was £10 million, following a £28 million adverse credit valuation adjustment. A restructuring of Corporate Markets’ other monoline hedged ABS CDO during 2008 has eliminated any reliance on the financial guarantor and has resulted in a much improved risk profile (AA) on a reduced holding of £128 million, included in loans and advances. Credit valuation adjustments and restructuring costs related to the cancelled CDS in the amount of £275 million were recognised in the income statement.

At 31 December 2008, fair values of £956 million (2007: £1,570 million) of the Group’s trading and other financial assets classified as fair value through profit or loss, held within the Corporate Markets business, were valued using unobservable inputs. These assets largely represent the Group’s venture capital investments, for which values are determined using valuation techniques which follow British Venture Capital Association (BVCA) guidelines. In respect of these assets, during the year to 31 December 2008, a credit of £111 million (2007: credit of £51 million) was recognised in the income statement relating to the change in their fair values.

17 DERIVATIVE FINANCIAL INSTRUMENTS

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

Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place. As discussed in note 19, the Group also uses credit default swaps to securitise, in combination with external funding, £8,360 million (2007: £4,325 million) of corporate and commercial banking loans.

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

At 31 December 2008, £578 million (2007: £14 million) of fair value liabilities were valued using unobservable inputs; a charge of £512 million (2007: charge of £14 million) was recognised in the income statement relating to the change in fair value. The effect of using reasonably possible favourable and adverse valuation assumptions would be to increase or decrease net trading income by up to £80 million respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17 DERIVATIVE FINANCIAL INSTRUMENTS continued

	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m

31 December 2008
Trading
Exchange rate contracts:

Spot, forwards and futures	157,572	5,788	4,102
Currency swaps	29,463	4,367	1,463
Options purchased	9,185	714	—
Options written	10,143	—	743

	206,363	10,869	6,308
Interest rate contracts:

Interest rate swaps	368,176	11,797	12,639
Forward rate agreements	153,930	405	395
Options purchased	37,175	843	—
Options written	33,130	—	627
Futures	587	44	3

	592,998	13,089	13,664
Credit derivatives	32,495	4,257	2,670
Equity and other contracts	5,447	234	81

Total derivative assets/liabilities held for trading		28,449	22,723

Hedging
Derivatives designated as fair value hedges:
Interest rate swaps (including swap options)	37,243	434	1,665

Derivatives designated as cash flow hedges:
Interest rate swaps	867	1	91

Derivatives designated as net investment hedges:
Cross currency swaps	6,318	—	2,413

Total derivative assets/liabilities held for hedging		435	4,169

Total recognised derivative assets/liabilities		28,884	26,892

At 31 December 2008 £16,200 million of total recognised derivative assets and £15,215 million of total recognised derivative liabilities (2007: £3,573 million of assets and £4,112 million of liabilities) had a contractual residual maturity of greater than one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17 DERIVATIVE FINANCIAL INSTRUMENTS continued

	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m

31 December 2007
Trading
Exchange rate contracts:

Spot, forwards and futures	150,450	1,759	1,285
Currency swaps	30,214	803	680
Options purchased	7,609	157	—
Options written	6,988	—	149

	195,261	2,719	2,114
Interest rate contracts:

Interest rate swaps	332,361	2,765	3,250
Forward rate agreements	102,274	36	34
Options purchased	33,147	171	—
Options written	22,976	—	171
Futures	35,571	1	—

	526,329	2,973	3,455
Credit derivatives	63,444	1,838	1,057
Equity and other contracts	4,439	865	156

Total derivative assets/liabilities held for trading		8,395	6,782

Hedging
Derivatives designated as fair value hedges:
Interest rate swaps (including swap options)	50,734	263	460

Derivatives designated as cash flow hedges:
Interest rate swaps	630	1	24

Derivatives designated as net investment hedges:
Cross currency swaps	5,302	—	316

Total derivative assets/liabilities held for hedging		264	800

Total recognised derivative assets/liabilities		8,659	7,582

18 LOANS AND ADVANCES TO BANKS
		2008 £m	2007 £m

Lending to banks		5,104	5,892
Money market placements with banks		35,812	28,953

Total loans and advances to banks		40,916	34,845
Allowance for impairment losses (note 20)		(158)	—

		40,758	34,845

At 31 December 2008 £5,459 million (2007: £5,773 million) of loans and advances to banks had a contractual residual maturity of greater than one year.

The Group holds collateral with a fair value of £10,739 million (2007: £9,109 million), which it is permitted to sell or repledge, of which £5,492 million (2007: £8,482 million) was repledged or sold to third parties for periods not exceeding three months from the transfer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19 LOANS AND ADVANCES TO CUSTOMERS

	2008 £m	2007 £m

Agriculture, forestry and fishing	3,969	3,226
Energy and water supply	2,598	2,102
Manufacturing	12,057	8,385
Construction	3,016	2,871
Transport, distribution and hotels	14,664	11,573
Postal and telecommunications	1,060	946
Property companies	23,318	17,576
Financial, business and other services	35,746	29,707
Personal:
– Mortgages	114,643	102,739
– Other	25,318	22,988
Lease financing	4,620	4,686
Hire purchase	5,295	5,423

	246,304	212,222
Allowance for impairment losses (note 20)	(3,569)	(2,408)

	242,735	209,814

At 31 December 2008 £180,197 million (2007: £153,302 million) of loans and advances to customers had a contractual residual maturity of greater than one year.

Included in loans and advances to customers are £6,342 million (2007: £4,201 million) held in Cancara, the Group’s hybrid Asset Backed Commercial Paper conduit (see note 21).

During 2008 the Group’s Corporate Markets business wrote down the value of its structured investment vehicle (SIV) exposures by £95 million (2007: £22 million) and now has no residual exposure to SIV Capital Notes (2007: exposure of £78 million). Additionally, at 31 December 2008 the Group’s Corporate Markets business had a commercial paper back up liquidity facility totalling £22 million (2007: £370 million).

The Group holds collateral with a fair value of £1,736 million (2007: £1,975 million), which it is permitted to sell or repledge, of which £366 million (2007: £1,818 million) was repledged or sold to third parties for periods not exceeding three months from the transfer.

Loans and advances to customers include finance lease receivables, which may be analysed as follows:

	2008 £m	2007 £m

Gross investment in finance leases, receivable:
Not later than 1 year	542	620
Later than 1 year and not later than 5 years	1,779	1,917
Later than 5 years	5,639	5,339

	7,960	7,876
Unearned future finance income on finance leases	(3,038)	(2,875)
Rentals received in advance	(128)	(131)
Commitments for expenditure in respect of equipment to be leased	(174)	(184)

Net investment in finance leases	4,620	4,686

The net investment in finance leases represents amounts recoverable as follows:

	2008 £m	2007 £m

Not later than 1 year	329	340
Later than 1 year and not later than 5 years	978	1,004
Later than 5 years	3,313	3,342

	4,620	4,686

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19 LOANS AND ADVANCES TO CUSTOMERS continued

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. During 2008 and 2007 no contingent rentals in respect of finance leases were recognised in the income statement. The allowance for uncollectable finance lease receivables included in the allowance for impairment losses is £15 million (2007: £16 million). The unguaranteed residual values included in finance lease receivables were as follows:

	2008	2007
	£m	£m

Not later than 1 year	1	—
Later than 1 year and not later than 5 years	29	7
Later than 5 years	3	11

Total	33	18

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

At 31 December 2008 the total amount of residential mortgages subject to securitisation was £34,293 million (2007: £46,284 million) in respect of which external funding at the year end amounted to £9,824 million (2007: £12,403 million); external funding is shown in debt securities in issue (see note 31). The Group participates in the securitisation through the provision of administration and other services, the provision of interest rate and currency swaps and in the form of unsecured loan financing which is subordinate to the interests of the floating rate note holders.

A further £40,608 million of residential mortgages are subject to securitisation via a covered bond programme; the related bonds have been issued to Lloyds TSB Bank plc, and are available for use in connection with Lloyds TSB Bank plc’s participation in the Bank of England’s Special Liquidity Scheme.

In addition the Group has entered into a number of securitisations of elements of its corporate and commercial loan portfolio. The total value of loans so securitised was £8,360 million (2007: £4,325 million), utilising a combination of external funding totalling £226 million (2007: £98 million) and credit default swaps.

The external funding is shown in debt securities in issue (see note 31) and the credit default swaps are accounted for as derivatives (see note 17).

20 ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND ADVANCES

	Loans and advances to customers				Loans and advances to banks £m

	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m		Total £m

Balance at 1 January 2007	42	1,918	233	2,193	1	2,194
Exchange and other adjustments	—	—	2	2	—	2
Advances written off	(25)	(1,439)	(78)	(1,542)	—	(1,542)
Recoveries of advances written off in previous years	2	133	2	137	—	137
Unwinding of discount	—	(101)	(3)	(104)	—	(104)
Charge (credit) to the income statement	18	1,518	186	1,722	(1)	1,721

At 31 December 2007	37	2,029	342	2,408	—	2,408
Exchange and other adjustments	—	—	43	43	—	43
Advances written off	(23)	(1,382)	(205)	(1,610)	—	(1,610)
Recoveries of advances written off in previous years	1	111	—	112	—	112
Unwinding of discount	—	(100)	(2)	(102)	—	(102)
Charge to the income statement	171	1,687	860	2,718	158	2,876

At 31 December 2008	186	2,345	1,038	3,569	158	3,727

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20 ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND ADVANCES continued

The analysis of allowances for impairment between retail and wholesale has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within wholesale are exposures to corporate customers and other large institutions.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss are disclosed in note 2(J). All impaired loans which exceed a certain threshold, principally within the Group’s corporate banking business, are individually assessed for impairment having regard to expected future cash flows including those that could arise from the realisation of security. Included in loans and advances to customers and to banks were loans and advances individually determined to be impaired whose gross amount before impairment allowances was £2,699 million (2007: £684 million) and in respect of which collateral with a fair value of £518 million (2007: £193 million) was held.

21 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2008			2007

	Cancara	Other	Total	Cancara	Other	Total
	£m	£m	£m	£m	£m	£m

Debt securities:
Government securities	—	868	868	—	319	319
Other public sector securities	—	12	12	—	5	5
Bank and building society certificates of deposit	—	9,602	9,602	—	1,825	1,825
Mortgage backed securities	3,176	1,253	4,429	4,136	1,914	6,050
Other asset backed securities	853	4,103	4,956	1,015	3,056	4,071
Corporate and other debt securities	2,244	4,346	6,590	3,117	3,153	6,270
	6,273	20,184	26,457	8,268	10,272	18,540
Equity shares:
Listed	—	3	3	—	1	1
Unlisted	—	38	38	—	28	28
	—	41	41	—	29	29
Treasury bills and other bills:
Treasury bills and similar securities	—	2,402	2,402	—	1,608	1,608
Other bills	—	26,807	26,807	—	19	19
	—	29,209	29,209	—	1,627	1,627

	6,273	49,434	55,707	8,268	11,928	20,196

Cancara is the Group’s hybrid Asset Backed Commercial Paper conduit. Total exposures in Cancara were £12,615 million (31 December 2007: £12,469 million) comprising the £6,273 million (31 December 2007: £8,268 million) of debt securities detailed above and £6,342 million (31 December 2007: £4,201 million) of loans and advances to customers (see note 19). Cancara, which is fully consolidated in the Group’s accounts, is managed in a very conservative manner, which is demonstrated by the quality and ratings stability of its underlying asset portfolio. At 31 December 2008, the asset-backed securities in Cancara were 91.8 and 94.2 per cent (31 December 2007: 100 per cent) Aaa/AAA rated by Moody’s and Standard & Poor’s respectively, and there was no exposure either directly or indirectly to sub-prime US mortgages within Cancara’s debt security portfolio. At 31 December 2008 loans and advances included no US sub-prime mortgage exposure (31 December 2007: £115 million).

The other asset-backed securities not in the Cancara conduit of £4,103 million (31 December 2007: £3,056 million) comprise £2,917 million (31 December 2007: £2,643 million) of US Government guaranteed student loan asset-backed securities and £1,186 million (31 December 2007: £413 million) of unhedged asset-backed security collateralised debt obligations.

At 31 December 2008 £15,627 million (2007: £15,265 million) of available-for-sale financial assets had a contractual residual maturity of greater than one year.

All assets have been individually assessed for impairment. The criteria used to determine whether an impairment loss has been incurred are disclosed in note 2(J). Included in available-for-sale assets at 31 December 2008 are debt securities individually determined to be impaired whose gross amount before impairment allowances was £282 million (2007: £75 million) and in respect of which no collateral was held. In addition, included in available-for-sale assets at 31 December 2008 are equity securities individually determined to be impaired whose gross amount before impairment allowances was £31 million (2007: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22 INVESTMENT PROPERTY

	2008	2007
	£m	£m

At 1 January	3,722	4,739
Exchange and other adjustments	66	5
Additions:
Acquisitions of new properties	85	302
Additional expenditure on existing properties	116	181
Total additions	201	483
Disposals	(300)	(271)
Adjustments on deconsolidation of OEICs	—	(881)
Changes in fair value (note 7)	(1,058)	(321)
Disposal of businesses	—	(32)

At 31 December	2,631	3,722

The investment properties are valued at least annually at open-market value, by independent, professionally qualified valuers, who have recent experience in the location and categories of the investment properties being valued.

In addition, the following amounts have been recognised in the income statement:

	2008	2007
	£m	£m

Rental income	209	227
Direct operating expenses arising from investment properties that generate rental income	29	24

Capital expenditure in respect of investment properties:

	2008	2007
	£m	£m

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements	82	111

23 GOODWILL

	2008	2007
	£m	£m

At 1 January	2,358	2,377
Exchange and other adjustments	(2)	—
Disposals	—	(19)
Impairment charge to the income statement	(100)	—

At 31 December	2,256	2,358

Cost*	2,362	2,364
Accumulated impairment losses	(106)	(6)

At 31 December	2,256	2,358

*	For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,256 million (2007: £2,358 million), £1,836 million (or 81 per cent of the total) has been allocated to Scottish Widows and £410 million (or 18 per cent of the total) to Asset Finance.

The recoverable amount of Scottish Widows has been based on a value in use calculation. The calculation uses projections of future cash flows based upon budgets and plans approved by management covering a five-year period, and a discount rate of 12 per cent (gross of tax). The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes, product mix and margins having regard to expected market conditions and competitor activity. The discount rate is determined with reference to internal measures and available industry information. Cash flows beyond the five-year period have been extrapolated using a steady 3 per cent growth rate which does not exceed the long-term average growth rate for the life assurance market. Management believes that any reasonably possible change in the key assumptions would not cause the recoverable amount of Scottish Widows to fall below its balance sheet carrying value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23 GOODWILL continued

The recoverable amount of Asset Finance has also been based on a value in use calculation using cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 15 per cent (gross of tax). The discount rate has been set at a premium over the Group’s weighted average cost of capital to take into account the specific risk profile of the Asset Finance business. The cash flows for each of the businesses of Asset Finance beyond the five-year period are extrapolated using steady growth rates, in each case not exceeding 2.5 per cent nor the long-term average growth rates for the markets in which the respective businesses of Asset Finance participate.

During 2008, the basis of goodwill allocation and the related value in use calculation has been changed to treat the consumer finance business as a single cash generating unit encompassing the motor and personal finance operations which provide direct and point of sale finance; this reflects the strategic and operational interdependencies and shared market dynamics of these units. The markets in which these units operate have been affected by the UK economic downturn, which has been characterised by a fall off in demand and increasing arrears at this point of the cycle. This, together with continuing uncertainties over the likely short-term macroeconomic environment, has resulted in a reassessment of the carrying value of the consumer finance cash generating unit and the recognition of a goodwill impairment charge of £100 million at 31 December 2008.

24 VALUE OF IN-FORCE BUSINESS

The asset in the consolidated balance sheet and movement recognised in the income statement are as follows:

Gross value of in-force insurance and participating investment business

	2008	2007
	£m	£m

At 1 January	2,218	2,723
Movements in the year:
New business	368	264
Existing business:
Expected return	(112)	(166)
Experience variances	(46)	(38)
Assumption changes	(92)	69
Economic variance	(443)	(222)
Movement in value of in-force business taken to income statement (note 9)	(325)	(93)
Disposal of business	—	(412)

At 31 December	1,893	2,218

This breakdown shows the movement in the value of in-force business only, and does not represent the full contribution that each item in the breakdown contributes to profit before tax, which would also contain changes in the other assets and liabilities of the relevant businesses. Economic variance is the element of earnings which is generated from changes to economic experience in the period and to assumptions over time. The presentation of economic variance includes the impact of financial market conditions being different at the end of the reporting period from those included in assumptions used to calculate new and existing business returns.

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

A market consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date. The risk free rate used for the value of financial options and guarantees is defined as the spot yield derived from the UK gilt yield curve in line with Scottish Widows’ FSA realistic balance sheet assumptions.

The valuation of the Group’s annuity business has been affected by the recent upheaval in the capital markets which has caused a significant widening in corporate bond spreads in 2008. Based on available market analysis, an element of this widening in corporate bond spreads has been assessed as arising from an increase in the illiquidity premium. Annuity contracts cannot be surrendered and have reasonably certain cash flows best matched by assets of equivalent maturity with similar liquidity characteristics. As a result, in 2008 the value of in-force business asset for annuity business has been calculated after taking into account an estimate of 154 basis points for the market premium for illiquidity, which has been derived from market and other published sources using a portfolio of investment grade bonds with similar cash flow characteristics as the annuity liabilities. The effect of this has been to increase the value of in-force business by £842 million as at 31 December 2008 with a similar increase in profit before tax. This is reflected as an economic variance in the table above, together with other market movements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24 VALUE OF IN-FORCE BUSINESS continued

The risk free rate assumed in valuing the in-force asset for annuity business is presented as a single risk free rate to allow easier comparison to the rate used for other business. That single risk free rate has been derived to give the equivalent value to the annuity book, had the book been valued using the UK gilt yield curve increased to reflect the illiquidity premium as described above. For 2008, the risk-free rate assumed in valuing the in-force asset for non-annuity business is the 15-year gilt yield.

The table below shows the range of resulting yields and other key assumptions at 31 December:

	2008	2007
	%	%

Risk-free rate (value of in-force non-annuity business)	3.74	4.65
Risk-free rate (value of in-force annuity business)	5.22	4.65
Risk-free rate (financial options and guarantees)	1.11 to 4.24	4.28 to 4.81
Retail price inflation	2.75	3.28
Expense inflation	3.50	4.18

NON-MARKET RISK

An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required. However, in the case of operational risk and the With Profit Fund there are asymmetries in the range of potential outcomes for which an explicit allowance is made.

NON-ECONOMIC ASSUMPTIONS

Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and represent management’s best estimate of likely future experience.

Further information about the effect of changes in key assumptions is given in note 32.

25 OTHER INTANGIBLE ASSETS

	Customer	Software
	lists	enhancements	Total
	£m	£m	£m

Cost:
At 1 January 2007	54	198	252
Additions	3	47	50
Disposals	—	(5)	(5)

At 31 December 2007	57	240	297
Additions	6	80	86

At 31 December 2008	63	320	383

Accumulated amortisation:
At 1 January 2007	—	114	114
Charge for the year	5	31	36
Disposals	—	(2)	(2)

At 31 December 2007	5	143	148
Charge for the year	7	31	38

At 31 December 2008	12	174	186

Balance sheet amount at 31 December 2008	51	146	197

Balance sheet amount at 31 December 2007	52	97	149

Software enhancements principally comprise identifiable and directly associated internal staff and other costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26 TANGIBLE FIXED ASSETS

			Operating	Total tangible
	Premises	Equipment	lease assets	fixed assets
	£m	£m	£m	£m

Cost:
At 1 January 2007	1,488	2,849	2,866	7,203
Exchange and other adjustments	—	2	(24)	(22)
Adjustments on disposal of businesses	(53)	(89)	—	(142)
Adjustments on deconsolidation of subsidiaries	—	—	(1,015)	(1,015)
Additions	60	286	549	895
Disposals	(58)	(177)	(945)	(1,180)

At 31 December 2007	1,437	2,871	1,431	5,739
Exchange and other adjustments	2	18	70	90
Additions	96	341	556	993
Disposals	(19)	(82)	(493)	(594)

At 31 December 2008	1,516	3,148	1,564	6,228

Accumulated depreciation and impairment:
At 1 January 2007	675	1,960	316	2,951
Exchange and other adjustments	—	2	(3)	(1)
Adjustments on disposal of businesses	(11)	(35)	—	(46)
Adjustments on deconsolidation of subsidiaries	—	—	(86)	(86)
Charge for the year	83	242	269	594
Disposals	(29)	(162)	(321)	(512)

At 31 December 2007	718	2,007	175	2,900
Exchange and other adjustments	1	10	21	32
Charge for the year	81	254	313	648
Disposals	(11)	(63)	(243)	(317)

At 31 December 2008	789	2,208	266	3,263

Balance sheet amount at 31 December 2008	727	940	1,298	2,965

Balance sheet amount at 31 December 2007	719	864	1,256	2,839

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

			2008	2007
			£m	£m

Receivable within 1 year			294	259
1 to 5 years			320	271
Over 5 years			9	9

			623	539

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2008 and 2007 no contingent rentals in respect of operating leases were recognised in the income statement.

In addition, total future minimum sub-lease income of £102 million at 31 December 2008 (£113 million at 31 December 2007) is expected to be received under non-cancellable sub-leases of the Group’s premises.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27 OTHER ASSETS

	2008	2007
	£m	£m

Assets arising from reinsurance contracts held (note 32)	385	350
Deferred acquisition costs	196	212
Settlement balances	751	205
Other assets and prepayments	4,524	4,296

	5,856	5,063

At 31 December 2008 £1,833 million (2007: £1,781 million) of other assets had a contractual residual maturity of greater than one year.

Deferred acquisition costs:

	2008	2007
	£m	£m

At 1 January	212	443
Acquisition costs deferred, net of amounts amortised to the income statement	(16)	(22)
Disposal of businesses and other adjustments	—	(209)

At 31 December	196	212

28 DEPOSITS FROM BANKS

The breakdown of deposits from banks between the domestic and international offices of the Group is set out below:

	2008	2007
	£m	£m

Domestic:
Non-interest bearing	131	101
Interest bearing	58,471	32,335
	58,602	32,436
International:
Non-interest bearing	23	46
Interest bearing	7,889	6,609
	7,912	6,655

Deposits from banks	66,514	39,091

At 31 December 2008 £1,956 million (2007: £25 million) of deposits from banks had a contractual residual maturity of greater than one year.

Included in deposits from banks were deposits of £2,574 million (2007: £1,509 million) held as collateral, principally in relation to derivative contracts. The fair value of those deposits approximates the carrying amount.

29 CUSTOMER ACCOUNTS

	2008	2007
	£m	£m

Non-interest bearing current accounts	4,176	3,807
Interest bearing current accounts	47,109	45,726
Savings and investment accounts	76,144	71,905
Other customer deposits	43,509	35,117

Customer accounts	170,938	156,555

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29 CUSTOMER ACCOUNTS continued

The breakdown of customer accounts between the domestic and international offices of the Group is set out below:

	2008 £m	2007 £m

Domestic:

Non-interest bearing	3,530	3,407
Interest bearing	162,804	149,412

	166,334	152,819
International:

Non-interest bearing	646	400
Interest bearing	3,958	3,336

	4,604	3,736

Customer accounts	170,938	156,555

At 31 December 2008 £2,499 million (2007: £1,949 million) of customer accounts had a contractual residual maturity of greater than one year.

Included in customer accounts were deposits of £1,002 million (2007: £777 million) held as collateral, principally in relation to derivative contracts. The fair value of those deposits approximates the carrying amount.

30 TRADING AND OTHER LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2008 £m	2007 £m

Liabilities held at fair value through profit or loss (debt securities)	6,748	3,107
Trading liabilities	6	99

Trading and other liabilities at fair value through profit or loss	6,754	3,206

At 31 December 2008 £6,525 million (2007: £2,032 million) of trading and other liabilities at fair value through profit or loss had a contractual residual maturity of greater than one year.

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2008 was £6,517 million, which was £231 million lower than the balance sheet carrying value (2007: £3,131 million, which was £24 million higher than the balance sheet carrying value). At 31 December 2008 there was a cumulative £44 million decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds TSB Bank plc, the issuing entity within the Group. Of the £44 million, £36 million arose in 2008 and £8 million arose in 2007.

Liabilities designated at fair value through profit or loss represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

31 DEBT SECURITIES IN ISSUE

	2008 £m	2007 £m

Euro medium-term note programme	9,178	4,692
Other bonds and medium-term notes	12,695	14,497
Certificates of deposit issued	33,207	14,995
Commercial paper	20,630	17,388

Total debt securities in issue	75,710	51,572

At 31 December 2008 £16,120 million (2007: £18,604 million) of debt securities in issue had a contractual residual maturity of greater than one year.

Debt securities in issue at 31 December 2008 included £9,824 million (2007: £12,403 million) in respect of the securitisation of mortgages and £226 million (2007: £98 million) in respect of the securitisation of corporate and commercial banking loans (see note 19).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS

	2008 £m	2007 £m

Insurance contract liabilities	22,173	23,189
Participating investment contract liabilities	11,619	14,874

	33,792	38,063

At 31 December 2008 £29,967 million (2007: £35,603 million) of liabilities arising from insurance contracts and participating investment contracts had a contractual residual maturity of greater than one year.

INSURANCE CONTRACT LIABILITIES

Insurance contract liabilities, substantially all of which relate to business written in the United Kingdom, are comprised as follows:

	2008			2007
	Gross £m	Reinsurance* £m	Net £m	Gross £m	Reinsurance* £m	Net £m

Life insurance (see (1) below)	21,518	(380)	21,138	22,526	(340)	22,186
Non-life insurance (see (2) below):

Unearned premiums	472	—	472	456	—	456
Claims outstanding	183	(5)	178	207	(10)	197

	655	(5)	650	663	(10)	653

	22,173	(385)	21,788	23,189	(350)	22,839

*	Reinsurance balances receivable are reported within other assets (note 27).

(1) LIFE INSURANCE

The movement in life insurance contract liabilities over the year can be analysed as follows:

	Gross £m	Reinsurance £m	Net £m

At 1 January 2007	25,763	(425)	25,338
New business	2,428	(18)	2,410
Changes in existing business	(1,316)	15	(1,301)
Disposal of businesses	(4,349)	88	(4,261)

At 31 December 2007	22,526	(340)	22,186
New business	2,915	(32)	2,883
Changes in existing business	(3,923)	(8)	(3,931)

At 31 December 2008	21,518	(380)	21,138

The movement in liabilities arising from participating investment contracts may be analysed as follows:

£m

At 1 January 2007	15,095
New business	491
Changes in existing business	(712)

At 31 December 2007	14,874
New business	208
Changes in existing business	(3,463)

At 31 December 2008	11,619

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

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

WITH PROFIT FUND REALISTIC LIABILITIES

The Group’s With Profit Fund contains life insurance contracts and participating investment contracts. The calculation of With Profit Fund realistic liabilities uses best estimate assumptions for mortality, persistency rates and expenses. These are calculated in a similar manner to those used for the value of in-force business as discussed in note 24. The persistency rates used for the realistic valuation of the With Profit Fund liabilities make an allowance for potential changes in future experience as the guarantees and options within with-profits contracts become more valuable under adverse market conditions.

Other key assumptions are:

INVESTMENT RETURNS AND DISCOUNT RATES

The realistic capital regime dictates that With Profit Fund liabilities are valued on a market-consistent basis. This is achieved by the use of a valuation model which values liabilities on a basis calibrated to tradable market option contracts and other observable market data. The With Profit Fund financial options and guarantees are valued using a stochastic simulation model where all assets are assumed to earn, on average, the risk-free yield and all cash flows are discounted using the risk-free yield. The risk-free yield is defined as the spot yield derived from the UK gilt yield curve.

GUARANTEED ANNUITY OPTION TAKE-UP RATES

The guaranteed annuity option take-up rates are set with regard to the Group’s actual experience and make allowance for potential increases in take-up rates when the Guaranteed Annuity Options become more valuable to the policyholder.

INVESTMENT VOLATILITY

The calibration of the stochastic simulation model uses implied volatilities of derivatives where possible, or historical volatility where it is not possible to observe meaningful prices. For example, as at 31 December 2008, the 10 year equity-implied at-the-money assumption was set at 34.6 per cent (31 December 2007: 25.5 per cent). The assumption for property volatility was 15 per cent (31 December 2007: 15 per cent), with swaption volatility of broadly 16 per cent (31 December 2007: broadly 11 per cent).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

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

KEY CHANGES IN ASSUMPTIONS

During 2008, following a detailed review of the Group’s current and expected experience, there has been a change in the key assumption in respect of lapse and paid-up rates. The impact of this change has been to decrease profit before tax by £143 million; this amount includes movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.

(2) NON-LIFE INSURANCE

Gross non-life insurance contract liabilities are analysed by line of business as follows:

	2008 £m	2007 £m

Credit protection	293	274
Home	359	385
Health	3	4

	655	663

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

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	Gross £m	Reinsurance £m	Net £m

Provisions for unearned premiums
At 1 January 2007	438	—	438
Increase in the year	632	(23)	609
Release in the year	(614)	23	(591)

At 31 December 2007	456	—	456
Increase in the year	651	(23)	628
Release in the year	(635)	23	(612)

At 31 December 2008	472	—	472

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

	Gross £m	Reinsurance £m	Net £m

Claims and loss adjustment expenses
Notified claims	127	(4)	123
Incurred but not reported	22	—	22

At 1 January 2007	149	(4)	145
Cash paid for claims settled in the year	(275)	—	(275)
Increase (decrease) in liabilities:
Arising from current year claims	341	(9)	332
Arising from prior year claims	(8)	3	(5)

At 31 December 2007	207	(10)	197
Cash paid for claims settled in the year	(245)	7	(238)
Increase (decrease) in liabilities:
Arising from current year claims	221	—	221
Arising from prior year claims	—	(2)	(2)

At 31 December 2008	183	(5)	178

Notified claims	160	(5)	155
Incurred but not reported	23	—	23

At 31 December 2008	183	(5)	178

Notified claims	188	(10)	178
Incurred but not reported	19	—	19

At 31 December 2007	207	(10)	197

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

NON-LIFE INSURANCE ALL RISKS – GROSS

	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	Total £m

Accident year
Estimate of ultimate claims costs:
At end of accident year	227	211	208	317	205	1,168
One year later	209	207	206	311
Two years later	207	204	204
Three years later	206	202
Four years later	206

Current estimate of cumulative claims	206	202	204	311	205	1,128
Cumulative payments to date	(204)	(197)	(195)	(265)	(99)	(960)

Liability recognised in the balance sheet	2	5	9	46	106	168

Liability in respect of earlier years						8

Total liability included in the balance sheet						176

The liability of £176 million shown in the above table excludes £7 million of unallocated claims handling expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33 LIFE INSURANCE SENSITIVITY ANALYSIS

The following table demonstrates the effect of changes in key assumptions on profit before tax and equity disclosed in these financial statements assuming that the other assumptions remain unchanged. In practice this is unlikely to occur, and changes in some assumptions may be correlated. These amounts include movements in assets, liabilities and the value of the in-force business in respect of insurance contracts and participating investment contracts. The impact is shown in one direction but can be assumed to be reasonably symmetrical.

	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m

Non-annuitant mortality[1]	5% reduction	31	22
Annuitant mortality[2]	5% reduction	(77)	(55)
Lapse rates[3]	10% reduction	38	28
Future maintenance and investment expenses[4]	10% reduction	70	50
Risk-free rate[5]	0.25% deduction	47	34
Guaranteed annuity option take up6	5% addition	(22)	(15)
Equity investment volatility[7]	1% addition	(7)	(5)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(82)	(59)
Decrease in illiquidity premia[9]	0.25% deduction	(134)	(97)

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

[1]	This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.

[2]	This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.

[3]	This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.

[4]	This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.

[5]	This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.

[6]	This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.

[7]	This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.

[8]

This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Government bond yields, the risk-free rate and illiquidity premia are all assumed to be unchanged.

[9]

This sensitivity shows the impact of a 25 basis point reduction in the allowance for illiquidity premia. It assumes the overall corporate bond spreads are unchanged and hence market values are unchanged. Government bond yields and the risk-free rate are both assumed to be unchanged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34 LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	Gross £m	Reinsurance £m	Net £m

At 1 January 2007	24,370	(22)	24,348
New business	2,413	—	2,413
Changes in existing business	(1,303)	22	(1,281)
Disposal of businesses	(7,283)	—	(7,283)

At 31 December 2007	18,197	—	18,197
New business	660	—	660
Changes in existing business	(4,614)	—	(4,614)

At 31 December 2008	14,243	—	14,243

35 UNALLOCATED SURPLUS WITHIN INSURANCE BUSINESSES

The movement in the unallocated surplus within long-term insurance business over the year can be analysed as follows:

	2008 £m	2007 £m

At 1 January	554	683
Change in unallocated surplus recognised in the income statement (note 10)	(284)	(114)
Disposal of businesses	—	(15)

At 31 December	270	554

36 OTHER LIABILITIES

	2008 £m	2007 £m

Settlement balances	891	445
Unitholders’ interest in Open Ended Investment Companies	4,336	3,441
Other creditors and accruals	6,229	5,804

Other liabilities	11,456	9,690

At 31 December 2008 £5,454 million (2007: £4,427 million) of other liabilities had a contractual residual maturity of greater than one year.

37 RETIREMENT BENEFIT OBLIGATIONS

	2008 £m	2007 £m	2006 £m

Charge to the income statement
Defined benefit pension schemes	157	158	104
Other post-retirement benefit schemes	7	17	5

Total defined benefit schemes	164	175	109
Defined contribution pension schemes	71	63	56

	235	238	165

	2008 £m	2007 £m

Amounts recognised in the balance sheet
Defined benefit pension schemes	1,657	2,033
Other post-retirement benefit schemes	114	111

	1,771	2,144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37 RETIREMENT BENEFIT OBLIGATIONS continued

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

The latest full valuations of the two main schemes are being carried out as at 30 June 2008. The provisional results have been updated to 31 December 2008 by qualified independent actuaries. The last full valuations of other Group schemes were carried out on a number of different dates; these have been updated to 31 December 2008 by qualified independent actuaries or, in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows.

The Group’s obligations in respect of its defined benefit schemes are funded. The Group currently expects to pay contributions of at least £525 million to its defined benefit schemes in 2009.

	2008 £m	2007 £m

Amount included in the balance sheet
Present value of funded obligations	15,617	16,795
Fair value of scheme assets	(13,693)	(16,112)

	1,924	683
Unrecognised actuarial (losses) gains	(267)	1,350

Liability in the balance sheet	1,657	2,033

	2008 £m	2007 £m

Movements in the defined benefit obligation
At 1 January	16,795	17,378
Current service cost	258	302
Interest cost	957	866
Actuarial gains	(1,928)	(971)
Benefits paid	(597)	(555)
Past service cost	21	25
Curtailments	6	—
Disposal of businesses	—	(262)
Exchange and other adjustments	105	12

At 31 December	15,617	16,795

	2008 £m	2007 £m

Changes in the fair value of scheme assets
At 1 January	16,112	15,279
Expected return	1,085	1,035
Employer contributions	541	446
Actuarial (losses) gains	(3,520)	139
Benefits paid	(597)	(555)
Disposal of businesses	—	(244)
Exchange and other adjustments	72	12

At 31 December	13,693	16,112

Actual return on scheme assets	(2,435)	1,174

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37 RETIREMENT BENEFIT OBLIGATIONS continued

ASSUMPTIONS

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2008%	2007%	2006%

Discount rate	6.30	5.80	5.10
Rate of inflation	3.00	3.30	2.90
Rate of salary increases	3.75	4.00	3.93
Rate of increase for pensions in payment	2.80	3.10	2.70

	Years	Years	Years

Life expectancy for member aged 60, on the valuation date:
Men	26.4	25.9	25.8
Women	27.2	27.9	27.8
Life expectancy for member aged 60, 15 years after the valuation date:
Men	27.3	27.1	27.0
Women	28.1	29.0	28.9

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 as at 31 December 2008 is assumed to live for, on average, 26.4 years for a male and 27.2 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60.

An analysis of the impact of a reasonable change in these assumptions is provided in note 3.

The expected return on scheme assets has been calculated using the following assumptions:

	2008%	2007%	2006%

Equities	8.2	8.0	8.0
Fixed interest gilts	4.5	4.6	4.1
Index linked gilts	4.4	4.2	3.9
Non-Government bonds	6.0	5.1	4.8
Property	6.7	6.5	6.4
Money market instruments and cash	4.8	3.9	3.7

The expected return on scheme assets in 2009 will be calculated using the following assumptions:

2009%

Equities and alternative assets	8.4
Fixed interest gilts	3.7
Index linked gilts	4.0
Non-Government bonds	6.7
Property	6.4
Money market instruments and cash	3.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37 RETIREMENT BENEFIT OBLIGATIONS continued

Composition of scheme assets:

	2008 £m	2007 £m

Equities	7,040	8,537
Fixed interest gilts	1,452	2,041
Index linked gilts	1,326	1,433
Non-Government bonds	1,721	1,990
Property	1,485	1,666
Money market instruments, cash and other assets and liabilities	669	445

At 31 December	13,693	16,112

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

Experience adjustments history (since the date of adoption of IAS 19):

	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m

Present value of defined benefit obligation	15,617	16,795	17,378	17,320	14,866
Fair value of scheme assets	(13,693)	(16,112)	(15,279)	(14,026)	(11,648)

	1,924	683	2,099	3,294	3,218

Experience losses on scheme liabilities	(39)	(185)	(50)	(69)	(126)

Experience (losses) gains on scheme assets	(3,520)	139	314	1,538	361

The expense recognised in the income statement for the year ended 31 December comprises:

	2008 £m	2007 £m	2006 £m

Current service cost	258	302	325
Interest cost	957	866	817
Expected return on scheme assets	(1,085)	(1,035)	(942)
Curtailments	6	—	(128)
Past service cost	21	25	32

Total defined benefit pension expense	157	158	104

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

During the year ended 31 December 2008 the charge to the income statement in respect of these schemes was £71 million (2007: £63 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

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

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 30 June 2007; this valuation has been updated to 31 December 2008 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 7.50 per cent (2007: 7.43 per cent).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37 RETIREMENT BENEFIT OBLIGATIONS continued

Amount included in the balance sheet:

	2008 £m	2007 £m

Present value of unfunded obligations	118	123
Unrecognised actuarial losses	(4)	(12)

Liability in the balance sheet	114	111

Movements in the other post-retirement benefits obligation:

	2008 £m	2007 £m

At 1 January	123	110
Exchange and other adjustments	2	—
Actuarial (gain) loss	(8)	2
Insurance premiums paid	(6)	(6)
Charge for the year	7	17

At 31 December	118	123

38 DEFERRED TAX

The movement in the net deferred tax balance is as follows:

	2008 £m	2007 £m

Liability at 1 January	948	1,416
Exchange and other adjustments	4	—
Disposals	(98)	(389)
Income statement (credit) charge:

Due to change in UK corporation tax rate	—	(110)
Other	(773)	21

	(773)	(89)
Amount charged (credited) to equity:

Available-for-sale financial assets (note 43)	(566)	(1)
Net investment hedge (note 43)	(358)	—
Cash flow hedges (note 43)	(5)	(6)
Share based compensation	15	17

	(914)	10

(Asset) liability at 31 December	(833)	948

The deferred tax (credit) charge in the income statement comprises the following temporary differences:

	2008 £m	2007 £m	2006 £m

Accelerated capital allowances	(318)	(32)	175
Pensions and other post-retirement benefits	104	134	134
Investment reserve	32	(30)	59
Allowances for impairment losses	(2)	42	22
Unrealised gains	(297)	(91)	162
Tax on value of in-force business	(193)	(108)	(59)
Other temporary differences	(99)	(4)	81

	(773)	(89)	574

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38 DEFERRED TAX continued

Deferred tax assets and liabilities are comprised as follows:

	2008 £m	2007 £m

Deferred tax assets:
Pensions and other post-retirement benefits	(496)	(600)
Allowances for impairment losses	(103)	(101)
Other provisions	(51)	(15)
Derivatives	(114)	(178)
Available-for-sale asset revaluation	(567)	(1)
Tax losses carried forward	(856)	(409)
Other temporary differences	(121)	(168)

	(2,308)	(1,472)

	2008 £m	2007 £m

Deferred tax liabilities:
Accelerated capital allowances	561	979
Investment reserve	151	119
Unrealised gains	45	342
Tax on value of in-force business	459	652
Other temporary differences	259	328

	1,475	2,420

DEFERRED TAX ASSETS

Deferred tax assets are recognised for tax losses and foreign tax credit carry forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. Scottish Widows plc has recognised a deferred tax asset of £388 million and other Group companies have recognised deferred tax assets totalling £468 million in relation to tax losses carried forward. For all of these losses, after reviewing medium term profit forecasts, the Group considers that there will be sufficient profits in the future against which these losses will be offset.

Deferred tax assets of £252 million (2007: £33 million) have not been recognised in respect of capital losses carried forward as there are no predicted future capital profits. Capital losses can be carried forward indefinitely.

In addition, deferred tax assets have not been recognised in respect of Eligible Unrelieved Foreign Tax (EUFT) and other foreign tax credits carried forward as at 31 December 2008 of £60 million (2007: £104 million), as there are no predicted future taxable profits against which the unrelieved foreign tax credits can be utilised. EUFT can be carried forward indefinitely.

DEFERRED TAX LIABILITIES

Deferred tax liabilities have not been recognised for tax that may be payable if earnings of certain subsidiaries were remitted to the UK. Such amounts are either reinvested for the foreseeable future or can be remitted free of tax. Unremitted earnings totalled £1,196 million (2007: £928 million).

Future transfers from Scottish Widows plc’s long-term business funds to its Shareholder Fund will be subject to a shareholder tax charge. Under IAS 12, no provision is required to be made to the extent that the timing of such transfers is under Scottish Widows plc’s control. Accordingly, deferred tax liabilities of £90 million (2007: £90 million) have not been recognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39 OTHER PROVISIONS

	Provisions for contingent liabilities and commitments £m	Customer remediation provisions £m	Vacant leasehold property and other £m	Total £m

At 1 January 2008	29	43	137	209
Exchange and other adjustments	1	—	13	14
Provisions applied	(6)	(9)	(21)	(36)
Amortisation of discount	—	—	2	2
Charge for the year	6	—	35	41

At 31 December 2008	30	34	166	230

PROVISIONS FOR CONTINGENT LIABILITIES AND COMMITMENTS

Provisions are held in cases where the Group is irrevocably committed to advance additional funds, but where there is doubt as to the customer’s ability to meet its repayment obligations.

CUSTOMER REMEDIATION PROVISIONS

The Group establishes provisions for the estimated cost of making redress payments to customers in respect of past product sales, in those cases where the original sales processes have been found to be deficient. During 2008 management has reviewed the adequacy of the provisions held having regard to current complaint volumes and the level of payments being made and are satisfied that no additional charge is required. At 31 December 2008 the remaining provisions held relate to past sales of a number of products, including mortgage endowment policies, sold through the branch networks of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester and underwritten by life assurance companies within the Group and also by third parties. The principal assumptions that are made in the assessment of the adequacy of the provision relate to the number of cases that are likely to require redress, taking into account any time barring, and the estimated average cost per case. The ultimate cost and timing of the payments remains highly uncertain and will be influenced by external factors beyond the control of management, such as regulatory actions, media interest and the performance of the financial markets. However, it is expected that the majority of the remaining expenditure will be incurred within the next five years.

VACANT LEASEHOLD PROPERTY AND OTHER

Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income, compared to the head rent, and the possibility of disposing of the Group’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on a biennial basis and will normally run off over the period of under-recovery of the leases concerned, currently averaging five years; where a property is disposed of earlier than anticipated, any remaining balance in the provision relating to that property is released.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40 SUBORDINATED LIABILITIES

	Note	2008 £m	2007 £m

Preferred securities

6.90% Perpetual Capital Securities (US$1,000 million)	d, g	756	471
Fixed/Floating Rate Non-Cumulative Callable Preference Shares callable 2015 (£600 million)	a, b	584	593
Fixed/Floating Rate Non-Cumulative Callable Preference Shares callable 2016 (US$1,000 million)	a, c	824	515
6% Non-cumulative Redeemable Preference Shares	o	—	—
Euro Step-up Non-Voting Non-Cumulative Preferred Securities callable 2012 (€430 million)	d, m	459	335
7.875% Perpetual Capital Securities (€500 million)	d, f, p	472	—
7.875% Perpetual Capital Securities (US$1,250 million)	d, f, p	921	—
6.35% Step-up Perpetual Capital Securities callable 2013 (€500 million)	d, f, k	512	365
Sterling Step-up Non-Voting Non-Cumulative Preferred Securities callable 2015 (£250 million)	d, n	248	248
4.385% Step-up Perpetual Capital Securities callable 2017 (€750 million)	d, f, k	720	504

		5,496	3,031
Undated subordinated liabilities

Primary Capital Undated Floating Rate Notes:	d, e
Series 1 (US$750 million)		515	374
Series 2 (US$500 million)		343	249
Series 3 (US$600 million)		412	299
11 3/4% Perpetual Subordinated Bonds (£100 million)		100	100
5 5/8% Undated Subordinated Step-up Notes callable 2009 (€1,250 million)	d, k	1,212	915
Undated Step-up Floating Rate Notes callable 2009 (€150 million)	d, e	144	110
6 5/8% Undated Subordinated Step-up Notes callable 2010 (£410 million)	d, j	409	408
5.125% Step-up Perpetual Subordinated Notes callable 2015 (£560 million)	d, h	536	534
5.57% Undated Subordinated Step-up Coupon Notes callable 2015 (¥20,000 million)	d, l	189	111
5.125% Undated Subordinated Step-up Notes callable 2016 (£500 million)	d, j	455	449
6 1/2% Undated Subordinated Step-up Notes callable 2019 (£270 million)	d, j	241	238
8% Undated Subordinated Step-up Notes callable 2023 (£200 million)	d, j	186	188
6 1/2% Undated Subordinated Step-up Notes callable 2029 (£450 million)	d, j	444	444
6% Undated Subordinated Step-up Guaranteed Bonds callable 2032 (£500 million)	d, j	452	450

		5,638	4,869

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40 SUBORDINATED LIABILITIES continued

	Note	2008 £m	2007 £m

Dated subordinated liabilities

5 1/4% Subordinated Notes 2008 (DM 750 million)		—	281
10 5/8% Guaranteed Subordinated Loan Stock 2008 (£100 million)	i	—	100
9 1/2% Subordinated Bonds 2009 (£100 million)		100	100
6 1/4% Subordinated Notes 2010 (€400 million)		404	302
12% Guaranteed Subordinated Bonds 2011 (£100 million)	i	100	100
9 1/8% Subordinated Bonds 2011 (£150 million)		149	149
4 3/4% Subordinated Notes 2011 (€850 million)		836	609
5 7/8% Subordinated Guaranteed Bonds 2014 (€750 million)		821	591
5 7/8% Subordinated Notes 2014 (£150 million)		149	149
6 5/8% Subordinated Notes 2015 (£350 million)		320	316
Subordinated Step-up Floating Rate Notes 2016 callable 2011 (£300 million)	e	300	300
Subordinated Step-up Floating Rate Notes 2016 callable 2011 (€500 million)	e	480	371
Subordinated Fixed to Floating Rate Notes due 2018 callable 2013 (€1,000 million)	k, p	992	—
Subordinated Fixed to Floating Rate Notes due 2020 callable 2015 (£750 million)	k, p	754	—
Subordinated Floating Rate Notes 2020 (€100 million)	e	96	73
5.75% Subordinated Step-up Notes 2025 callable 2020 (£350 million)		309	305
9 5/8% Subordinated Bonds 2023 (£300 million)		312	312

		6,122	4,058

Total subordinated liabilities		17,256	11,958

These liabilities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the period (2007: nil).

At 31 December 2008 £17,156 million (2007: £11,577 million) of subordinated liabilities had a contractual residual maturity of greater than one year.

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

d)

In certain circumstances, these notes, bonds and securities would acquire the characteristics of preference share capital. Any repayments of undated subordinated liabilities would require prior notification to the Financial Services Authority. They are accounted for as liabilities since coupon payments are mandatory as a consequence of the terms of the 6 per cent Non-cumulative Redeemable Preference Shares.

e)	These notes bear interest at rates fixed periodically in advance based on London interbank rates.

f)

In certain circumstances the interest payments on these securities can be deferred although in this case neither Lloyds TSB Bank plc nor Lloyds Banking Group plc can declare or pay a dividend until payments have been resumed. In the event of a winding up of Lloyds TSB Bank plc, these securities will acquire the characteristics of preference shares.

g)

In certain circumstances the interest payments on these securities can be deferred although in this case neither Lloyds TSB Bank plc nor Lloyds Banking Group plc can declare or pay a dividend until payments are resumed. Any deferred payments will be made good on redemption of the securities. The securities can be redeemed at par at the option of Lloyds TSB Bank plc on any coupon date.

h)

In certain circumstances the interest payments on these securities can be deferred although in this case Scottish Widows plc cannot declare or pay a dividend until any deferred payments have been made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40 SUBORDINATED LIABILITIES continued

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

m)

These securities constitute limited partnership interests in Lloyds TSB Capital 1 L.P., a Jersey limited partnership in which Lloyds TSB (General Partner) Limited, a wholly owned subsidiary, is the general partner. Non-cumulative income distributions accrue at a fixed rate of 7.375 per cent per annum up to 7 February 2012; thereafter they will accrue at a margin of 2.33 per cent over EURIBOR. This issue was made under the limited subordinated guarantee of Lloyds TSB Bank plc. In certain circumstances these preferred securities will be mandatorily exchanged for preference shares in Lloyds Banking Group plc. Lloyds Banking Group plc has entered into an agreement whereby dividends may only be paid on its ordinary shares if sufficient distributable profits are available for distributions due in the financial year on these preferred securities.

n)

These securities constitute limited partnership interests in Lloyds TSB Capital 2 L.P., a Jersey limited partnership in which Lloyds TSB (General Partner) Limited, a wholly owned subsidiary, is the general partner. Non-cumulative income distributions accrue at a fixed rate of 7.834 per cent per annum up to 7 February 2015; thereafter they will accrue at a margin of 3.50 per cent over a rate based on the yield of specified UK Government stock. This issue was made under the limited subordinated guarantee of Lloyds TSB Bank plc. In certain circumstances these preferred securities will be mandatorily exchanged for preference shares in Lloyds Banking Group plc. Lloyds Banking Group plc has entered into an agreement whereby dividends may only be paid on its ordinary shares if sufficient distributable profits are available for distributions due in the financial year on these preferred securities.

o)

Since 2004, the Company has had in issue 400 6 per cent non-cumulative preference shares of 25p each. The shares, which are redeemable at the option of the Company at any time, carry the rights to a fixed rate non-cumulative preferential dividend of 6 per cent per annum; no dividend shall be payable in the event that the directors determine that prudent capital ratios would not be maintained if the dividend were paid. Upon winding up, the shares rank equally with any other preference shares issued by the Company.

p)	Issued during 2008 to finance the general business of the Group.

Changes in the issued preference share capital of the Group during January 2009 are discussed in note 52.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41 SHARE CAPITAL

				2008	2007	2006

Authorised share capital
Sterling:				£m	£m	£m
6,911 million Ordinary shares of 25p each				1,728	1,728	1,728
79 million Limited voting ordinary shares of 25p each				20	20	20
175 million Preference shares of 25p each				44	44	44

				1,792	1,792	1,792

US dollars:				US$m	US$m	US$m
160 million Preference shares of 25 cents each				40	40	40

Euro:				€m	€m	€m
160 million Preference shares of 25 cents each				40	40	40

Japanese yen:				¥m	¥m	¥m
50 million Preference shares of ¥25 each				1,250	1,250	1,250

	2008 Number of shares	2007 Number of shares	2006 Number of shares	2008 £m	2007 £m	2006 £m

Issued and fully paid ordinary shares
Ordinary shares of 25p each
At 1 January	5,647,703,945	5,637,964,437	5,602,613,600	1,412	1,409	1,400
Private placement of ordinary shares	284,400,000	—	—	71	—	—
Issued under employee share schemes	40,751,724	9,739,508	35,350,837	10	3	9

At 31 December	5,972,855,669	5,647,703,945	5,637,964,437	1,493	1,412	1,409
Limited voting ordinary shares of 25p each
At 1 January and 31 December	78,947,368	78,947,368	78,947,368	20	20	20

				1,513	1,432	1,429

SHARE CAPITAL AND CONTROL

There are no restrictions on the transfer of shares in the Company other than as set out in the articles of association and:

– certain restrictions which may from time to time be imposed by law and regulations (for example, insider trading laws);

– pursuant to the UK Listing Authority’s listing rules where directors and certain employees of the Company require the approval of the Company to deal in the Company’s shares; and

– pursuant to the rules of some of the Company’s employee share plans where certain restrictions may apply while the shares are subject to the plans.

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

Information regarding significant direct or indirect holdings of shares in the Company can be found on page 105.

The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary shares in accordance with the articles of association. The authority for the Company to purchase, in the market, 572,712,063 of its shares, representing some 10 per cent of the issued share capital, expires at the annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.

In addition, the Company has authority to purchase, in the market, (i) the £1,000,000,000 fixed to floating non-cumulative callable preference shares issued by the Company to HM Treasury on 15 January 2009 pursuant to the preference share subscription agreement entered into with effect from 13 October 2008 by the Company and HM Treasury and (ii) the preference shares issued by the Company in exchange for the £3,000,000,000 fixed to floating non-cumulative callable preference shares issued by HBOS plc to HM Treasury on 15 January 2009 pursuant to the preference share subscription agreement entered into with effect from 13 October 2008 by HBOS plc and HM Treasury (together with the £1,000,000,000 HM Treasury preference shares, the Preference Shares) provided that (a) the maximum number of Preference Shares which may be purchased is 4,000,000 (b) the minimum price which may be paid for each Preference Share is 25 pence (exclusive of expenses) (c) the maximum price which may be paid for each Preference Share is an amount equal to 120 per cent of the liquidation preference of the Preference Share and (d) the authority expires 18 months after 19 November 2008 (except in relation to the purchase of Preference Shares the contracts for which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to that time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41 SHARE CAPITAL continued

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

ORDINARY SHARES

The holders of ordinary shares (excluding the limited voting ordinary shares), who held 98.7 per cent of the total share capital as at 31 December 2008, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares (excluding the limited voting ordinary shares) may also receive a dividend (subject to the provisions of the Company’s articles of association) and on a winding up may share in the assets of the Company.

LIMITED VOTING ORDINARY SHARES

The limited voting ordinary shares are held by the Lloyds TSB Foundations (the Foundations). The holders of the limited voting ordinary shares, who held 1.3 per cent of the total share capital as at 31 December 2008, are entitled to receive copies of every circular or other document sent out by the Company to the holders of other ordinary shares. These shares carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of winding up. These shares do not have any right to vote at general meetings other than on resolutions concerning acquisitions or disposals of such importance that they require shareholder consent, or for the winding up of the Company, or for a variation in the class rights of the limited voting ordinary shares. In the event of an offer for more than 50 per cent of the issued ordinary share capital of the Company, each limited voting ordinary share will convert into an ordinary share and shall rank equally with the ordinary shares in all respects from the date of conversion. Lloyds Banking Group plc has entered into deeds of covenant with the Foundations, under the terms of which the Company makes annual donations to the Foundations equal, in total, to 1 per cent of the Group’s pre-tax profits (after certain adjustments) averaged over three years. The deeds of covenant can be cancelled by the Company at nine years’ notice. This donation is payable on or before the last day of February in each year (the payment date). In the event of conversion of the limited voting ordinary shares, the Foundations shall be entitled to receive a donation, on the same basis as set out above, on the payment date following conversion.

PRIVATE PLACEMENT OF ORDINARY SHARES DURING 2008

On 19 September 2008, the Company entered into a placing agreement whereby a total of 284,400,000 new ordinary shares of 25 pence each with an aggregate nominal value of £71,100,000 were placed with institutional investors at a price of 270 pence per share. The proceeds of the placing, after costs, were £760 million. The issue represented an increase of approximately 5 per cent in the issued share capital at the time. The capital was raised to allow Lloyds Banking Group to strengthen its capital and support the development of business strategies.

ISSUED AND FULLY PAID PREFERENCE SHARES

Since 2004, the Company has had in issue 400 6 per cent non-cumulative redeemable preference shares of 25 pence each. The shares, which are redeemable at the option of the Company at any time, carry the rights to a fixed rate non-cumulative preferential dividend at a rate of 6 per cent per annum; no dividend shall be payable in the event that the directors determine that prudent capital ratios would not be maintained if the dividend were paid. Upon winding up, the shares rank equally with any other preference shares issued by the Company. The holders of the 6 per cent non-cumulative redeemable preference shares held less than 0.1 per cent of the total share capital as at 31 December 2008. In accordance with IFRS, these shares are reported within liabilities.

In addition, during 2006 the Company issued 600,000 Fixed/Floating Rate Non-Cumulative Callable Preference Shares of 25 pence each with a liquidation preference of £1,000 per share and 1,000,000 Fixed/Floating Rate Non-Cumulative Callable Preference Shares of 25 cents each with a liquidation preference of US$1,000 per share. Both issues of preference shares are perpetual, although the two issues can be redeemed at the option of the Company on or after 25 August 2015 and 14 November 2016 respectively and carry the right to non-cumulative dividends which are fixed until those first redemption dates. The terms of these two issues of preference shares are such that the Company cannot declare and pay a dividend on any other junior class of share (including the mandatory dividend on the 400 6 per cent non-cumulative redeemable preference shares mentioned above) until the coupon has been paid on these preference shares. As the Company is effectively committed to the payment of a coupon on these shares they are classified as liabilities on the balance sheet in accordance with IFRS (see note 40). The holders of the fixed/floating rate non-cumulative callable preference shares, who held less than 0.1 per cent of the total share capital as at 31 December 2008, do not have the right to receive notice of, attend, speak or vote at any general meetings other than on resolutions relating to the variation or abrogation of any of the rights or restrictions attached to the preference shares or the winding up or dissolution of the Company or if, at the date of the notice of meeting, the dividend payable at the immediately preceding dividend payment date has failed to be declared and paid in full. Upon winding up, the fixed/floating rate non-cumulative callable preference shares shall rank equally with the most senior class of preference shares and any other class of shares which are expressed to rank equally.

Any repayment of the fixed/floating rate non-cumulative callable preference shares would require prior notification to the FSA. The sterling fixed/floating rate non-cumulative callable preference shares can be redeemed at the option of the Company on or after 25 August 2015; at this call date, dividends will be reset at a margin of 1.28 per cent over 3 month LIBOR. The US dollar fixed/floating rate non-cumulative callable preference shares can be redeemed at the option of the Company on or after 14 November 2016; at this call date, dividends will be reset at a margin of 1.035 per cent over 3 month LIBOR. In certain circumstances, the fixed/floating rate non-cumulative callable preference shares may be mandatorily exchanged for qualifying non-innovative tier 1 securities and in certain circumstances and subject to compliance with certain requirements, the fixed/floating rate non-cumulative callable preference shares may be redeemed by the Company at certain times in the event that the FSA makes a decision that the preference shares can no longer qualify as non-innovative tier 1 capital. The Company may declare no dividend or a partial dividend on these preference shares; notwithstanding this discretion, in certain circumstances, the dividends on the fixed/floating rate non-cumulative callable preference shares will be mandatorily payable if the preference shares cease to be eligible to qualify as regulatory capital and the Company is in compliance with relevant FSA regulations regarding capital adequacy. Dividends may be reduced if the distributable profits of the Company are insufficient to cover the payment in full of the dividends and also the payment in full of all other dividends on shares issued by the Company. These securities were issued during 2006 primarily to finance the development and expansion of the business of the Group.

CHANGES IN AUTHORISED AND ISSUED SHARE CAPITAL SINCE THE END OF THE YEAR

Increases in the authorised and issued share capital of the Company during January 2009 are discussed in note 52.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42 SHARE PREMIUM ACCOUNT

	2008 £m	2007 £m	2006 £m

At 1 January	1,298	1,266	1,170
Premium arising on private placement of ordinary shares (note 41)	689	—	—
Premium arising on issue of shares under share option schemes	109	32	96

At 31 December	2,096	1,298	1,266

43 OTHER RESERVES

	2008 £m	2007 £m	2006 £m

Other reserves comprise:
Merger reserve	343	343	343
Revaluation reserve in respect of available-for-sale financial assets	(2,982)	(399)	—
Cash flow hedging reserve	(15)	(3)	12
Foreign currency translation reserve	178	(1)	(19)

	(2,476)	(60)	336

Movements in other reserves were as follows:

	2008 £m	2007 £m	2006 £m

Merger reserve
At 1 January and 31 December	343	343	343

	2008 £m	2007 £m	2006 £m

Revaluation reserve in respect of available-for-sale financial assets
At 1 January	(399)	—	29
Exchange and other adjustments	(541)	(1)	2

Change in fair value of available-for-sale financial assets	(2,721)	(483)	(10)
Change in fair value attributable to minority interests	2	—	—
Deferred tax	566	1	—
Current tax	94	46	—

	(2,059)	(436)	(10)
Income statement transfers:
Disposals (note 9)	(19)	(5)	(22)

Impairment	130	70	—
Current tax	(28)	(21)	1

	102	49	1

Other transfers	(91)	—	—
Current tax	25	—	—

	(66)	—	—
Disposal of businesses	—	(6)	—

At 31 December	(2,982)	(399)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43 OTHER RESERVES continued

	2008 £m	2007 £m	2006 £m

Cash flow hedging reserve
At 1 January	(3)	12	11

Change in fair value of hedging derivatives	(33)	(20)	—
Deferred tax	9	6	—

	(24)	(14)	—

Income statement transfer (note 5)	16	(1)	1
Deferred tax	(4)	—	—

	12	(1)	1

At 31 December	(15)	(3)	12

	2008 £m	2007 £m	2006 £m

Foreign currency translation reserve
At 1 January	(1)	(19)	12
Currency translation differences arising in the year	2,533	257	(108)

Foreign currency losses on net investment hedges	(3,310)	(342)	110
Amounts transferred to income statement in respect of hedge ineffectiveness	14	—	—
Current tax	584	103	(33)
Deferred tax	358	—	—

	(2,354)	(239)	77

At 31 December	178	(1)	(19)

44 RETAINED PROFITS

	2008 £m	2007 £m	2006 £m

At 1 January	9,471	8,124	7,210
Profit for the year	819	3,289	2,803
Dividends	(2,042)	(1,957)	(1,919)
Purchase/sale of treasury shares	16	(1)	(35)
Employee share option schemes – value of employee services	(4)	16	65

At 31 December	8,260	9,471	8,124

Retained profits are stated after deducting £40 million (2007: £75 million; 2006: £87 million) representing 15 million (2007: 15 million; 2006: 15 million) treasury shares held.

Value of employee services includes a credit of £12 million (2007: £30 million; 2006: £31 million) reflecting the income statement charge in respect of SAYE and executive options, together with a related tax charge of £16 million (2007: tax charge £14 million; 2006: tax credit £34 million). Purchase/sale of treasury shares includes a credit of £31 million (2007: £29 million; 2006: £27 million) relating to the cost of other share scheme awards.

45 ORDINARY DIVIDENDS

	2008 Pence per share	2007 Pence per share	2006 Pence per share	2008 £m	2007 £m	2006 £m

Final dividend for previous year paid during the current year	24.7	23.5	23.5	1,394	1,325	1,316
Interim dividend	11.4	11.2	10.7	648	632	603

	36.1	34.7	34.2	2,042	1,957	1,919

The directors do not propose to pay a final dividend (2007: 24.7 pence per share; 2006: 23.5 pence per share, which represented a total cost of £1,394 million in 2007 and £1,325 million in 2006).

Bank of New York Nominees Limited have waived the right to all dividends on Lloyds Banking Group plc shares that they hold (holding at 31 December 2008 and at 31 December 2007: 10 shares).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 ORDINARY DIVIDENDS continued

In addition, the trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but chose to waive their entitlement to the dividends on those shares as indicated: the Lloyds TSB Group Shareplan (holding at 31 December 2008: 972,151 shares, at 31 December 2007: 931,478 shares, waived right to all dividends), the Lloyds TSB Group Employee Share Ownership Trust (holding at 31 December 2008: 1,442,116 shares, at 31 December 2007: 1,935,141 shares, waived right to all dividends), Lloyds TSB Group Holdings (Jersey) Limited (holding at 31 December 2008 and 31 December 2007: 41,801 shares, waived right to all but a nominal amount of 1 penny in total) and the Lloyds TSB Qualifying Employee Share Ownership Trust (holding at 31 December 2008 and 31 December 2007: 1,364 shares, waived right to all but a nominal amount of 1 penny in total).

46 SHARE BASED PAYMENTS

CHARGE TO THE INCOME STATEMENT

The charge to the income statement is set out below:

	2008 £m	2007 £m	2006 £m

Executive and SAYE schemes:

Options granted in the year	8	6	6
Options granted in prior years	4	24	25

	12	30	31
Share incentive plan:

Shares granted in the year	10	12	12
Shares granted in prior years	21	17	15

	31	29	27

	43	59	58

SHARE BASED PAYMENT SCHEME DETAILS

During the year ended 31 December 2008 the Group operated the following share based payment schemes, all of which are equity settled.

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

March 1998 – August 1999

Growth in earnings per share which is equal to the aggregate percentage change in the Retail Price Index plus two percentage points for each complete year of the relevant period together with a further condition that Lloyds Banking Group plc’s ranking based on total shareholder return (calculated by reference to both dividends and growth in share price) over the relevant period should be in the top fifty companies of the FTSE 100.

March 2000 – March 2001

As for March 1998 – August 1999 except that there must have been growth in the earnings per share equal to the change in the Retail Price Index plus three percentage points for each complete year of the relevant period.

In respect of options granted between March 1998 and March 2001, the relevant period for the performance conditions begins at the end of the financial year preceding the date of grant and will continue until the end of the third subsequent year following commencement or, if not met, the end of such later year in which the conditions are met. Once the conditions have been satisfied the options will remain exercisable without further conditions. If they are not satisfied by the tenth anniversary of the grant the option will lapse.

FOR OPTIONS GRANTED FROM AUGUST 2001 TO AUGUST 2004

The performance condition is linked to the performance of Lloyds Banking Group plc’s total shareholder return (calculated by reference to both dividends and growth in share price) against a comparator group of 17 companies including Lloyds Banking Group plc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46 SHARE BASED PAYMENTS continued

The performance condition is measured over a three year period commencing at the end of the financial year preceding the grant of the option and continuing until the end of the third subsequent year. If the performance condition is not then met, it will be measured at the end of the fourth financial year. If the condition has not then been met, the options will lapse.

To meet the performance conditions, the Group’s ranking against the comparator group must be at least ninth. The full grant of options will only become exercisable if the Group is ranked first. A performance multiplier (of between nil and 100 per cent) will be applied below this level to calculate the number of shares in respect of which options granted to executive directors will become exercisable, and will be calculated on a sliding scale. If Lloyds Banking Group plc is ranked below median the options will not be exercisable.

Options granted to senior executives other than executive directors are not so highly leveraged and, as a result, different performance multipliers are applied to their options. For the majority of executives, options are granted with the performance condition but no performance multiplier.

Options granted in 2004 became exercisable as the performance condition was met on the re-test. The performance condition vested at 14 per cent for executive directors, 24 per cent for managing directors, and 100 per cent for all other executives.

FOR OPTIONS GRANTED IN 2005

The same conditions apply as for grants made up to August 2004, except that:

–

the performance condition is linked to the performance of Lloyds Banking Group plc’s total shareholder return (calculated by reference to both dividends and growth in share price) against a comparator group of 15 companies including Lloyds Banking Group plc;

–	if the performance condition has not been met at the end of the third subsequent year, the options will lapse; and

–

the full grant of options becomes exercisable only if the Group is ranked in the top four places of the comparator group. A sliding scale applies between fourth and eighth positions. If Lloyds Banking Group is ranked below the median (ninth or below) the options will not be exercisable and will lapse.

Options granted in 2005 became exercisable as the performance condition was met when tested. The performance condition vested at 82.5 per cent for all options granted.

Movements in the number of share options outstanding under the Executive share option schemes during 2007 and 2008 are set out below:

	2008		2007

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	20,621,774	480.57	32,459,593	459.84
Exercised	(137,431)	419.25	(267,650)	509.10
Forfeited	(9,280,715)	470.02	(11,570,169)	421.76

Outstanding at 31 December	11,203,628	490.05	20,621,774	480.57

Exercisable at 31 December	9,132,197	453.77	423,300	876.37

The weighted average share price at the time that the options were exercised during 2008 was 453.42 pence (2007: 574.39 pence). The weighted average remaining contractual life of options outstanding at the end of the year was 5.1 years (2006: 6.2 years).

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

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2008		2007

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	85,673,227	342.49	90,220,144	335.94
Granted	215,737,733	173.80	10,759,688	432.00
Exercised	(40,612,608)	290.77	(9,473,792)	351.28
Forfeited	(2,394,415)	388.11	(3,447,524)	363.45
Cancelled	(62,963,491)	373.21	(1,822,417)	397.98
Expired	(4,961,997)	311.47	(562,872)	547.46

Outstanding at 31 December	190,478,449	152.54	85,673,227	342.49

Exercisable at 31 December	3,157,524	332.12	1,560,472	459.01

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46 SHARE BASED PAYMENTS continued

The weighted average share price at the time that the options were exercised during 2008 was 370.29 pence (2007: 552.20 pence). The weighted average remaining contractual life of options outstanding at the end of the year was 3.4 years (2007: 1.7 years).

The weighted average fair value of SAYE options granted during the year was £0.61 (2007: £1.07). The values for the SAYE options have been determined using a standard Black-Scholes model.

OTHER SHARE OPTION PLANS

LLOYDS TSB GROUP EXECUTIVE SHARE PLAN 2003

The plan was adopted in December 2003 and under the plan share options may be granted to senior employees. Options granted to date under this scheme were granted specifically to facilitate recruitment. Options granted under this plan are not subject to any performance conditions.

	2008		2007

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	308,718	Nil	357,123	Nil
Granted	681,931	Nil	214,444	Nil
Exercised	(117,236)	Nil	(203,170)	Nil
Forfeited	(15,802)	Nil	(59,679)	Nil

Outstanding at 31 December	857,611	Nil	308,718	Nil

The weighted average fair value of options granted in the year was £2.92 (2007: £5.27). The weighted average share price at the time that the options were exercised during 2008 was 291.04 pence (2007: 539.77 pence). No options outstanding at 31 December were exercisable. The weighted average remaining contractual life of options outstanding at the end of the year was 2.5 years (2007: 1.8 years).

LLOYDS TSB GROUP EXECUTIVE SHARE PLAN 2005

This plan was adopted by the Group in 2005, specifically to facilitate the recruitment of Ms Dial. Ms Dial was the only participant in the plan. Options granted under this plan were not subject to any performance conditions and would have normally become exercisable if Ms Dial remained as an employee, and had not given notice of resignation, on 31 May 2008. On 28 March 2008, the Group announced that Ms Dial had decided to leave the Group and, in accordance with the terms of the plan, the options lapsed.

	2008		2007

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	242,825	Nil	242,825	Nil
Lapsed	(242,825)	Nil	—	—

Outstanding at 31 December	—	—	242,825	Nil

The weighted average remaining contractual life of options outstanding at the end of 2007 was 0.9 years.

OTHER SHARE PLANS

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

The performance conditions for awards made in May and August 2006 are as follows:

(i)

For 50 per cent of the award (the ‘EPS Award’) – the percentage increase in earnings per share of the Group (on a compound annualised basis) over the relevant period must be at least an average of 6 percentage points per annum greater than the percentage increase (if any) in the Retail Price Index over the same period. If it is less than 3 per cent per annum the EPS Award will lapse. If the increase is more than 3 per cent but less than 6 per cent per annum then the proportion of shares released will be on a straight line basis between 17.5 per cent and 100 per cent. The relevant period commenced on 1 January 2006 and ended on 31 December 2008.

(ii)

For the other 50 per cent of the award (the ‘TSR Award’) – it will be necessary for the Group’s total shareholder return (calculated by reference to both dividends and growth in share price) to exceed the median of a comparator group (14 companies) over the relevant period by an average of 7.5 per cent per annum for the TSR Award to vest in full. 17.5 per cent of the TSR Award will vest where the Group’s total shareholder return is equal to median and vesting will occur on a straight line basis in between these points. Where the Group’s total shareholder return is below the median of the comparator group, the TSR Award will lapse. The relevant period commenced on 1 January 2006 and ended on 31 December 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46 SHARE BASED PAYMENTS continued

The performance conditions for awards made in March and August 2007 are as follows:

(i)

For 50 per cent of the award (the ‘EPS Award’) – the performance condition is as described for May 2006 with the relevant performance period commencing on 1 January 2007 and ending on 31 December 2009.

(ii)

For the other 50 per cent of the award (the ‘TSR Award’) – the performance condition is as described for May 2006 with the relevant performance period commencing on 8 March 2007 (the date of the first award) and ending on 7 March 2010.

The performance conditions for awards made in March, April, August and September 2008 are as follows:

(i)

For 50 per cent of the award (the ‘EPS Award’) – the performance condition is as described for May 2006 with the relevant performance period commencing on 1 January 2008 and ending on 31 December 2010.

(ii)

For the other 50 per cent of the award (the ‘TSR Award’) – the performance condition is as described for May 2006, except that the comparator group comprises of 13 companies, with the relevant performance period commencing on 6 March 2008 (the date of the first award) and ending on 5 March 2011.

	2008 Number of shares	2007 Number of shares

Outstanding at 1 January	13,209,081	5,788,108
Granted	10,519,609	7,884,787
Forfeited	(1,491,408)	(463,814)

Outstanding at 31 December	22,237,282	13,209,081

The fair value of the share awards granted in 2008 was £2.28 (2007: £3.13).

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

The performance condition attached to the March 2005 award was met, with the Group ranked in fifth place. Bonus shares were released on 18 March 2008, with one performance share granted for each bonus share. Performance shares were released on 10 April 2008.

	2008 Number of shares	2007 Number of shares

Outstanding at 1 January	1,767,594	1,849,102
Forfeited	(74,691)	(81,508)
Lapsed	(375,790)	—
Released	(375,789)	—

Outstanding at 31 December	941,324	1,767,594

The weighted average share price at the date the shares were released during 2008 was 446.13 pence.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46 SHARE BASED PAYMENTS continued

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and number of options outstanding for the option schemes were as follows:

	Executive schemes			SAYE schemes			Other share option plans

	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

31 December 2008
Exercise price range
£0 to £1	—	—	—	—	—	—	Nil	2.5	857,611
£1 to £2	—	—	—	139.00	3.5	178,932,603	—	—	—
£2 to £3	—	—	—	284.00	0.4	941,414	—	—	—
£3 to £4	—	—	—	344.75	1.9	7,366,320	—	—	—
£4 to £5	453.77	5.9	9,132,197	423.49	2.0	3,200,532	—	—	—
£5 to £6	551.25	1.2	741,905	588.50	0.3	37,580	—	—	—
£6 to £7	652.30	2.1	997,326	—	—	—	—	—	—
£7 to £8	—	—	—	—	—	—	—	—	—
£8 to £9	863.63	0.3	332,200	—	—	—	—	—	—

	Executive schemes			SAYE schemes			Other share option plans

	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

31 December 2007
Exercise price range
£0 to £2	—	—	—	—	—	—	Nil	1.4	551,543
£2 to £3	—	—	—	284.00	0.9	42,651,925	—	—	—
£3 to £4	—	—	—	353.10	1.9	15,775,539	—	—	—
£4 to £5	449.34	6.8	17,898,897	424.23	2.9	26,525,262	—	—	—
£5 to £6	551.09	2.2	815,965	563.65	0.1	720,501	—	—	—
£6 to £7	652.47	3.1	1,114,912	—	—	—	—	—	—
£7 to £8	—	—	—	—	—	—	—	—	—
£8 to £9	871.54	0.7	792,000	—	—	—	—	—	—

The fair value calculations at 31 December 2008 for grants made in the year are based on the following assumptions:

	SAYE	Other option schemes	Other share plans

Risk-free interest rate	3.14%	3.90%	4.04%
Expected life	3.2 years	2.9 years	3.0 years
Expected volatility	40%	29%	23%
Expected dividend yield	3.5%	7.3%	8.9%
Weighted average share price	£2.17	£3.67	£4.24
Weighted average exercise price	£1.74	Nil	Nil
Expected forfeitures	6%	4%	4%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46 SHARE BASED PAYMENTS continued

SHARE INCENTIVE PLAN

FREE SHARES

An award of shares may be made annually to employees based on a percentage of each employee’s salary in the preceding year up to a maximum of £3,000. The percentage is normally announced concurrently with the Group’s annual results and the price of the shares awarded is announced at the time of award. The shares awarded are held in trust for a mandatory period of three years on the employee’s behalf. The award is subject to a non-market based condition: if an employee leaves the Group within this three year period for other than a ‘good’ reason, all of the shares awarded will be forfeited (for awards made up to April 2005, only a portion of the shares would be forfeited: 75 per cent within one year of the award, 50 per cent within two years and 25 per cent within three years).

The number of shares awarded relating to free shares in 2008 was 8,862,823 (2007: 6,784,201), with an average fair value of £4.38 (2007: £5.82), based on the market price at the date of award.

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

The number of shares awarded relating to matching shares in 2008 was 4,475,264 (2007: 2,073,018), with an average fair value of £2.56 (2007: £5.49), based on market prices at the date of award.

47 RELATED PARTY TRANSACTIONS

KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of Lloyds Banking Group plc group executive committee together with its non-executive directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2008 £m	2007 £m	2006 £m

Compensation
Salaries and other short-term benefits	8	15	14
Post-employment benefits	1	4	3
Termination benefits	—	—	—
Share based payments	4	4	3

	13	23	20

In addition, Mr Fairey retired as at 30 June 2008 and received his non approved benefit entitlement in the form of a lump sum in accordance with the scheme rules. A tax free amount of £4,523,000 was paid from the FURBS, with a further taxable amount of £2,446,000 made by the Group from provisions set aside. The total amount of £6,969,000 covered the Group’s liability to provide benefits in respect of salary in excess of the earnings cap.

	2008 million	2007 million	2006 million

Share options
At 1 January	7	11	12
Granted (including options of appointed directors)	—	—	—
Exercised/lapsed (including options of former directors)	(5)	(4)	(1)

At 31 December	2	7	11

	2008 million	2007 million	2006 million

Share incentive plans
At 1 January	6	4	1
Granted (including entitlements of appointed directors)	3	2	3
Exercised/lapsed (including entitlements of former directors)	(2)	—	—

At 31 December	7	6	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47 RELATED PARTY TRANSACTIONS continued

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2008 £m	2007 £m	2006 £m

Loans
At 1 January	2	2	3
Advanced	2	1	—
Repayments	(1)	(1)	(1)

At 31 December	3	2	2

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 2.14 per cent and 34.01 per cent in 2008 (2007: 4.95 per cent and 30.0 per cent; 2006: 5.1 per cent and 19.9 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2007: £nil).

	2008 £m	2007 £m	2006 £m

Deposits
At 1 January	5	5	5
Placed	27	21	12
Withdrawn	(26)	(21)	(12)

At 31 December	6	5	5

Deposits placed by key management personnel attracted interest rates of up to 6.0 per cent (2007: 8.0 per cent; 2006: 5.2 per cent).

At 31 December 2008, the Group did not provide any guarantees in respect of key management personnel (2007: £6,154 in respect of one director; 2006: £19,744 in respect of one director).

At 31 December 2008, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £3 million with eight directors and six connected persons (2007: £2 million with five directors and three connected persons; 2006: £2 million with four directors and four connected persons).

SUBSIDIARIES

Details of the principal subsidiaries are given in note 8 to the parent company financial statements. In accordance with IAS 27, transactions and balances with subsidiaries have been eliminated on consolidation.

OTHER RELATED PARTY DISCLOSURES

At 31 December 2008, the Group’s pension funds had call deposits with Lloyds TSB Bank plc amounting to £23 million (2007: £23 million).

The Group manages 105 (2007: 107) Open Ended Investment Companies (OEICs), and of these 47 (2007: 40) are consolidated. The Group invested £455 million (2007: £1,961 million) and redeemed £343 million (2007: £1,526 million) in the unconsolidated OEICs during the year and had investments, at fair value, of £2,661 million (2007: £2,233 million) at 31 December. The Group earned fees of £206 million from the unconsolidated OEICs (2007: £200 million). The Company held no investments in OEICs at any time during 2007 or 2008.

The Group has a number of associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2008, these companies had total assets of approximately £5,838 million (2007: £3,184 million ), total liabilities of approximately £5,780 million (2007: £3,182 million) and for the year ended 31 December 2008 had turnover of £2,088 million (2007: £2,136 million) and made a net loss of approximately £80 million (2007: net profit of £9 million). In addition, the Group has provided £825 million (2007: £609 million) of financing to these companies on which it received £46 million (2007: £23 million) of interest income in the year.

48 CONTINGENT LIABILITIES AND COMMITMENTS

LEGAL PROCEEDINGS

The Group has provided information relating to its review of historic US dollar payments involving countries, persons or entities subject to US economic sanctions administered by the Office of Foreign Assets Control (OFAC) to a number of authorities including OFAC, the US Department of Justice and the New York County District Attorney’s Office which, along with other authorities, have been reported to be conducting a broader review of sanctions compliance by non-US financial institutions. At 31 December 2008, the discussions with those authorities had advanced towards resolution of their investigations and the Group held an accrual of £180 million in respect of this matter. On 9 January 2009, the Group announced that it had reached a settlement with both the US Department of Justice and the New York County District Attorney’s Office in relation to their investigations. The settlement documentation contains details of the results of the investigations including the identification of certain activities relating to Iran, Sudan and Libya which the Group conducted during the relevant period. The provision made by the Group in respect of this matter during 2008 was hedged into US dollars at the time and fully covers the settlement amount. The Group is continuing discussions with OFAC regarding the terms of the resolution of its investigation. OFAC has confirmed to the Group that the amount paid to the US Department of Justice and the New York County District Attorney’s Office will be credited towards satisfying any penalty it imposes. The Group does not currently believe that any additional liability requiring provision will arise following the conclusion of the discussions with OFAC. The Group does not anticipate any further enforcement actions as to these issues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

48 CONTINGENT LIABILITIES AND COMMITMENTS continued

On 27 July 2007, following agreement between the OFT and a number of UK financial institutions, the OFT issued High Court legal proceedings against those institutions, including Lloyds TSB Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to requests for unplanned overdrafts. On 24 April 2008, the High Court determined, in relation to the current terms and conditions of those financial institutions (including Lloyds TSB Bank plc), that the relevant charges are not capable of amounting to penalties but that they are assessable for fairness under the Unfair Terms in Consumer Contracts Regulations 1999. On 23 May 2008, Lloyds TSB Bank plc, along with the other relevant financial institutions, was given permission to appeal the finding that unplanned overdraft charges are assessable for fairness. The appeal hearing commenced on 28 October 2008 and concluded on 5 November 2008. On 26 February 2009, the Court of Appeal dismissed the banks’ appeal and held that the charges are assessable for fairness. The banks will now be applying to the House of Lords for permission to appeal this judgment.

A further hearing was held on 7 to 9 July 2008 to consider whether those financial institutions’ historic terms and conditions are capable of being penalties, and to consider whether their historic terms are assessable for fairness. On 21 January 2009, the court confirmed that the relevant charges under Lloyds TSB Bank plc’s historic terms and conditions are not capable of being penalties but are assessable for fairness, to the extent that the bank’s contracts with customers included the applicable charging terms. The issue of whether the charges are actually fair will be determined at subsequent hearings. If various appeals are pursued, the proceedings may take a number of years to conclude.

Cases before the Financial Ombudsman Service and the County Courts are currently stayed pending the outcome of the legal proceedings initiated by the OFT. Lloyds Banking Group intends to continue to defend its position strongly. Accordingly, no provision in relation to the outcome of this litigation has been made. Depending on the High Court’s determinations, a range of outcomes is possible, some of which could have a significant financial impact on the Group. The ultimate impact of the litigation on the Group can only be known at its conclusion.

In addition, during the ordinary course of business the Group is subject to threatened or actual legal proceedings. All such material cases are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case. No provisions are held against such cases; however the Group does not currently expect the final outcome of these cases to have a material adverse effect on its financial position.

THE FINANCIAL SERVICES COMPENSATION SCHEME

The Financial Services Compensation Scheme (FSCS) is the UK’s statutory fund of last resort for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS has borrowings from HM Treasury to fund the compensation costs associated with the institutions that have failed in 2008 and will receive the receipts from asset sales, surplus cash flow and other recoveries from these institutions in the future.

The FSCS fulfils its obligations by raising management expenses levies, which include amounts to cover the interest on its borrowings, and compensation levies on the industry, each deposit-taking institution contributing in proportion to its share of total protected deposits.

In 2008, the Group has accrued £122 million in respect of its current obligation to meet management expenses levies.

If the FSCS does not receive sufficient funds from the failed institutions to repay HM Treasury in full, it will raise compensation levies. At this time, it is not possible to estimate the quantum or timing of any shortfall resulting from the cash flows received from the failed institutions and, accordingly, no provision for compensation levies, which could be significant, has been made in these financial statements.

CONTINGENT LIABILITIES AND COMMITMENTS ARISING FROM THE BANKING BUSINESS

Acceptances and endorsements arise where Lloyds Banking Group agrees to guarantee payment on a negotiable instrument drawn up by a customer.

Other items serving as direct credit substitutes include standby letters of credit, or other irrevocable obligations, where Lloyds Banking Group has an irrevocable obligation to pay a third party beneficiary if the customer fails to repay an outstanding commitment; they also include acceptances drawn under letters of credit or similar facilities where the acceptor does not have specific title to an identifiable underlying shipment of goods.

Performance bonds and other transaction-related contingencies (which include bid or tender bonds, advance payment guarantees, VAT Customs & Excise bonds and standby letters of credit relating to a particular contract or non-financial transaction) are undertakings where the requirement to make payment under the guarantee depends on the outcome of a future event.

Lloyds Banking Group’s maximum exposure to loss is represented by the contractual nominal amount detailed in the table below. Consideration has not been taken of any possible recoveries from customers for payments made in respect of such guarantees under recourse provisions or from collateral held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

48 CONTINGENT LIABILITIES AND COMMITMENTS continued

	2008 £m	2007 £m

Contingent liabilities
Acceptances and endorsements	49	40
Other:
Other items serving as direct credit substitutes	1,870	1,095
Performance bonds and other transaction-related contingencies	2,850	2,429
	4,720	3,524

	4,769	3,564

The contingent liabilities of the Group, as detailed above, arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2008 £m	2007 £m

Commitments
Documentary credits and other short-term trade-related transactions	319	306
Forward asset purchases and forward deposits placed	613	463
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	3,056	4,639
Other commitments	46,006	52,791
	49,062	57,430
1 year or over original maturity	31,761	32,165

	81,755	90,364

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £46,890 million (2007: £53,036 million) was irrevocable.

Included in commitments to lend above are not-yet-syndicated leveraged loan underwriting commitments which amounted to £931 million (2007: £1,158 million). All of the underlying assets are performing satisfactorily.

OPERATING LEASE COMMITMENTS

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2008 £m	2007 £m

Not later than 1 year	216	212
Later than 1 year and not later than 5 years	647	677
Later than 5 years	774	764

	1,637	1,653

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

CAPITAL COMMITMENTS

Excluding commitments in respect of investment property (see note 22), capital expenditure contracted but not provided for at 31 December 2008 amounted to £92 million (2007: £102 million). Of this amount, £85 million (2007: £96 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 FINANCIAL RISK MANAGEMENT

As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; and liquidity risk. Information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk and the Group’s management of capital can be found on pages 43 to 76. The following additional disclosures, which provide quantitative information about the risks within financial instruments held or issued by the Group, should be read in conjunction with that earlier information.

MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

		At fair value through profit or loss

	Derivatives designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m

As at 31 December 2008
Financial assets
Cash and balances at central banks	—	—	—	—	—	5,008	—	5,008
Items in the course of collection from banks	—	—	—	—	—	946	—	946
Trading and other financial assets at fair value through profit or loss	—	857	44,207	—	—	—	—	45,064
Derivative financial instruments	435	28,449	—	—	—	—	—	28,884
Loans and advances to banks	—	—	—	—	40,758	—	—	40,758
Loans and advances to customers	—	—	—	—	242,735	—	—	242,735
Available-for-sale financial assets	—	—	—	55,707	—	—	—	55,707

Total financial assets	435	29,306	44,207	55,707	283,493	5,954	—	419,102

Financial liabilities
Deposits from banks	—	—	—	—	—	66,514	—	66,514
Customer accounts	—	—	—	—	—	170,938	—	170,938
Items in course of transmission to banks	—	—	—	—	—	508	—	508
Trading and other liabilities at fair value through profit or loss	—	6	6,748	—	—	—	—	6,754
Derivative financial instruments	4,169	22,723	—	—	—	—	—	26,892
Debt securities in issue	—	—	—	—	—	75,710	—	75,710
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	—	—	—	33,792	33,792
Liabilities arising from non-participating investment contracts	—	—	—	—	—	—	14,243	14,243
Unallocated surplus within insurance businesses	—	—	—	—	—	—	270	270
Subordinated liabilities	—	—	—	—	—	17,256	—	17,256

Total financial liabilities	4,169	22,729	6,748	—	—	330,926	48,305	412,877

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 FINANCIAL RISK MANAGEMENT continued

		At fair value through profit or loss

	Derivatives designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m

As at 31 December 2007
Financial assets
Cash and balances at central banks	—	—	—	—	—	4,330	—	4,330
Items in the course of collection from banks	—	—	—	—	—	1,242	—	1,242
Trading and other financial assets at fair value through profit or loss	—	4,663	53,248	—	—	—	—	57,911
Derivative financial instruments	264	8,395	—	—	—	—	—	8,659
Loans and advances to banks	—	—	—	—	34,845	—	—	34,845
Loans and advances to customers	—	—	—	—	209,814	—	—	209,814
Available-for-sale financial assets	—	—	—	20,196	—	—	—	20,196

Total financial assets	264	13,058	53,248	20,196	244,659	5,572	—	336,997

Financial liabilities
Deposits from banks	—	—	—	—	—	39,091	—	39,091
Customer accounts	—	—	—	—	—	156,555	—	156,555
Items in course of transmission to banks	—	—	—	—	—	668	—	668
Trading and other liabilities at fair value through profit or loss	—	99	3,107	—	—	—	—	3,206
Derivative financial instruments	800	6,782	—	—	—	—	—	7,582
Debt securities in issue	—	—	—	—	—	51,572	—	51,572
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	—	—	—	38,063	38,063
Liabilities arising from non-participating investment contracts	—	—	—	—	—	—	18,197	18,197
Unallocated surplus within insurance businesses	—	—	—	—	—	—	554	554
Subordinated liabilities	—	—	—	—	—	11,958	—	11,958

Total financial liabilities	800	6,881	3,107	—	—	259,844	56,814	327,446

RECLASSIFICATION OF FINANCIAL ASSETS

In accordance with the amendment to lAS 39 as disclosed in note 2, the Group reviewed the categorisation of its assets classified as held for trading and available-for-sale financial assets. On the basis that there was no longer an active market for some of those assets, which are therefore more appropriately managed as loans, the Group reclassified £2,993 million of assets classified as held for trading (measured at fair value through profit or loss immediately prior to reclassification) to loans and receivables with effect from 1 July 2008 and £437 million of assets classified as available-for-sale financial assets (measured at fair value through equity) to loans and receivables with effect from 1 November 2008. At the time of these transfers, the Group had the intention and ability to hold them for the foreseeable future or until maturity.

HELD FOR TRADING TO LOANS AND RECEIVABLES

In respect of the £2,993 million of assets transferred with effect from 1 July 2008, a loss of £172 million was recognised in the income statement for the six months to 30 June 2008 (year to 31 December 2007: £132 million) while they were classified as held for trading. If the assets had not been transferred and had been kept as held for trading, a loss of £347 million would have been recognised in the income statement for the six months to 31 December 2008 within net trading income.

Since their reclassification to loans and receivables, a net credit of £31 million has been recognised in the income statement for the six months to 31 December 2008 within net interest income and a charge of £158 million within impairment. The weighted average effective interest rate of the assets transferred was 6.3 per cent with expected recoverable cash flows of £3,524 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 FINANCIAL RISK MANAGEMENT continued

AVAILABLE-FOR-SALE FINANCIAL ASSETS TO LOANS AND RECEIVABLES

In respect of the £437 million of assets transferred with effect from 1 November 2008, a negative valuation movement of £261 million, including exchange movements, was recognised in the revaluation reserve in respect of available-for-sale financial assets for the ten months to 31 October 2008 while they were classified as available-for-sale financial assets. If the assets had not been transferred and had been kept as available-for-sale financial assets £3 million would have been recognised in interest income and £209 million would have been recognised in impairment in the income statement for the two months to 31 December 2008.

Since their reclassification to loans and receivables, an amount of £3 million has been recognised in the income statement for the two months to 31 December 2008 within interest income and a further £23 million within impairment. The weighted average effective interest rate of the assets transferred was 10.9 per cent with expected recoverable cash flows of £837 million.

For the year ended 31 December 2007, a negative valuation movement of £34 million, including exchange movements, was recognised in the revaluation reserve in respect of available-for-sale financial assets and £32 million was recognised in interest income.

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

The Group establishes two types of hedge accounting relationships for interest rate risk: fair value hedges and cash flow hedges. The Group is exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt, and to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The majority of the Group’s hedge accounting relationships are fair value hedges where interest rate swaps are used to hedge the interest rate risk inherent in the fixed rate mortgage portfolio. At 31 December 2008 the aggregate notional principal of interest rate swaps designated as fair value hedges was £37,243 million (2007: £50,734 million) with a net fair value liability of £1,231 million (2007: £197 million) (see note 17). The losses on the hedging instruments were £584 million (2007: losses of £233 million). The gains on the hedged items attributable to the hedged risk were £426 million (2007: gains of £211 million).

In addition the Group has a small number of cash flow hedges which are primarily used to hedge the variability in the cost of funding within the wholesale business. These cash flows are expected to occur over the next six years and the hedge accounting adjustments will be reported in the income statement as the cash flows arise. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2008 was £867 million (2007: £630 million) with a net fair value liability of £90 million (2007: £23 million) (see note 17). In 2008, there is no ineffectiveness recognised in the income statement that arises from cash flow hedges (2007: nil). There were no transactions for which cash flow hedge accounting had to be ceased in 2008 or 2007 as a result of the highly probable cash flows no longer being expected to occur.

CURRENCY RISK

Foreign exchange exposures comprise those originating in treasury trading activities and structural foreign exchange exposures, which arise from investment in the Group’s overseas operations.

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to Wholesale and International Banking Market and Liquidity Risk. Associated VaR and the closing, average, maximum and minimum for 2007 and 2008 are disclosed on page 60.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves.

The Group hedges part of the currency translation risk of the net investment in certain foreign operations using cross currency swaps. At 31 December 2008 the aggregate notional principal of these cross currency swaps was £6,318 million (2007: £5,302 million) with a net fair value liability of £2,413 million (2007: liability of £316 million) (see note 17) and they were designated on an after-tax basis as hedges of net investments in foreign operations. In 2008, ineffectiveness of £14 million before tax and £10 million after tax (2007: nil) was recognised in the income statement arising from net investment hedges.

The Group’s main overseas operations are in the Americas, Asia and Europe. Details of the Group’s structural foreign currency exposures, after net investment hedges, are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 FINANCIAL RISK MANAGEMENT continued

	2008	2007
	£m	£m

Functional currency of Group operations
Euro	133	95
US dollar	(907)	7
Swiss franc:
Gross exposure	2,784	1,945
Net investment hedge	(2,663)	(1,875)
	121	70
Japanese yen:
Gross exposure	3,667	2,148
Net investment hedge	(3,645)	(2,136)
	22	12
Other non-sterling	296	196

	(335)	380

CREDIT RISK

The Group’s credit risk exposure arises predominantly in the United Kingdom and the European Union.

The maximum credit risk exposure of the Group in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

	2008	2007
	£m	£m

Loans and advances to banks	40,916	34,845
Loans and advances to customers	246,304	212,222
Deposit amounts available for offset[1]	(4,837)	(6,206)
Impairment losses	(3,727)	(2,408)
	278,656	238,453
Available-for-sale debt securities and treasury and other bills	55,666	20,167
Trading and other financial assets at fair value through profit or loss	21,790	26,165
Derivative assets, before netting	28,884	8,659
Amounts available for offset under master netting arrangements[1]	(10,598)	(3,287)
	18,286	5,372
Assets arising from reinsurance contracts held	385	350
Financial guarantees	10,382	9,753
Irrevocable loan commitments and other credit-related contingencies[2]	51,659	56,600

Maximum credit risk exposure	436,824	356,860

Maximum credit risk exposure before offset items	452,259	366,353

[1]

Deposit amounts available for offset and amounts available for offset under master netting arrangements do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

[2]	See note 48 – Contingent liabilities and commitments for further information.

A general description of collateral held in respect of financial instruments is disclosed on page 51.

Loans and advances to banks – the Group may require collateral before entering into a credit commitment with another bank, depending on the type of the financial product and the counterparty involved, and netting agreements are obtained whenever possible and to the extent that such agreements are legally enforceable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 FINANCIAL RISK MANAGEMENT continued

Available-for-sale debt securities, treasury and other bills, and trading and other financial assets at fair value through profit or loss – the credit quality of the Group’s available-for-sale debt securities, treasury and other bills, and the majority of the Group’s trading and other financial assets at fair value through profit or loss held is set out below. An analysis of trading and other financial assets at fair value through profit or loss is included in note 16 and a similar analysis for available-for-sale financial assets is included in note 21. The Group’s non-participating investment contracts are all unit-linked. Movements in the fair values of trading and other financial assets at fair value through profit or loss which back those investment contracts, including movements arising from credit risk, are borne by the contract holders.

Derivative assets – the Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral. An analysis of derivative assets is given in note 17. Of the net derivative assets of £18,286 million (2007: £5,372 million), cash collateral of £2,970 million (2007: £2,004 million) was held and a further £5,840 million was due from OECD banks (2007: £1,459 million).

Assets arising from reinsurance contracts held – of the assets arising from reinsurance contracts held at 31 December 2008 of £385 million (2007: £350 million), £380 million (2007: £341 million) were due from insurers with a credit rating of AA or above.

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

Reverse repo and repo transactions – for reverse repo transactions which are accounted for as collateralised loans, it is the Group’s policy to seek collateral which is at least equal to the amount loaned. At 31 December 2008, the fair value of collateral accepted under reverse repo transactions that the Group is permitted by contract or custom to sell or repledge was £5,858 million (2007: £10,300 million). Of this, £5,855 million (2007: £10,299 million) was sold or repledged as at 31 December 2008. The fair value of collateral pledged in respect of repo transactions, accounted for as secured borrowings, where the secured party is permitted by contract or custom to repledge was £5,734 million (2007: £768 million).

LOANS AND ADVANCES

						Loans and advances designated at fair value through profit or loss £m
							Loans and advances to banks £m
		Loans and advances to customers

		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

	31 December 2008
	Neither past due nor impaired	110,148	33,571	89,208	232,927	608	40,741
	Past due but not impaired	3,134	1,146	555	4,835	—	17
Impaired	– no provision required	479	150	1,253	1,882	—	—
	– provision held	882	4,327	1,451	6,660	—	158

	Gross	114,643	39,194	92,467	246,304	608	40,916
	Allowance for impairment losses (note 20)	(186)	(2,345)	(1,038)	(3,569)	—	(158)

	Net	114,457	36,849	91,429	242,735	608	40,758

	31 December 2007
	Neither past due nor impaired	99,828	29,850	73,475	203,153	1,189	34,845
	Past due but not impaired	2,153	966	639	3,758	—	—
Impaired	– no provision required	415	100	293	808	—	—
	– provision held	343	3,600	560	4,503	—	—

	Gross	102,739	34,516	74,967	212,222	1,189	34,845
	Allowance for impairment losses (note 20)	(37)	(2,029)	(342)	(2,408)	—	—

	Net	102,702	32,487	74,625	209,814	1,189	34,845

The analysis of lending between retail and wholesale has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within wholesale are exposures to corporate customers and other large institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 FINANCIAL RISK MANAGEMENT continued

LOANS AND ADVANCES WHICH ARE NEITHER PAST DUE NOR IMPAIRED

					Loans and advances designated at fair value through profit or loss £m
						Loans and advances to banks £m
	Loans and advances to customers

	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2008
Good quality	109,437	21,251	50,718		129	40,295
Satisfactory quality	643	9,305	34,559		411	192
Lower quality	—	900	3,444		56	240
Below standard, but not impaired	68	2,115	487		12	14

Total	110,148	33,571	89,208	232,927	608	40,741

31 December 2007
Good quality	99,407	18,157	46,240		191	34,647
Satisfactory quality	378	8,964	25,013		670	190
Lower quality	1	665	2,034		327	7
Below standard, but not impaired	42	2,064	188		1	1

Total	99,828	29,850	73,475	203,153	1,189	34,845

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

LOANS AND ADVANCES WHICH ARE PAST DUE BUT NOT IMPAIRED

					Loans and advances designated at fair value through profit or loss £m
						Loans and advances to banks £m
	Loans and advances to customers

	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2008
0-30 days	1,527	853	289	2,669	—	—
30-60 days	633	259	90	982	—	—
60-90 days	424	32	70	526	—	17
90-180 days	549	2	77	628	—	—
Over 180 days	1	—	29	30	—	—

Total	3,134	1,146	555	4,835	—	17

Fair value of collateral held	2,637	n/a	n/a	n/a

31 December 2007
0-30 days	1,123	781	266	2,170	—	—
30-60 days	445	155	107	707	—	—
60-90 days	260	29	129	418	—	—
90-180 days	325	1	67	393	—	—
Over 180 days	—	—	70	70	—	—

Total	2,153	966	639	3,758	—	—

Fair value of collateral held	2,111	n/a	n/a	n/a

A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 FINANCIAL RISK MANAGEMENT continued

Collateral held against retail mortgage lending is principally comprised of residential properties; their fair value has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices, after making allowance for indexation error and dilapidations. The resulting valuation has been limited to the principal amount of the outstanding advance in order to provide a clearer representation of the Group’s credit exposure.

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

RENEGOTIATED LOANS AND ADVANCES

Loans and advances that were renegotiated during the year and that would otherwise have been past due or impaired at 31 December 2008 totalled £144 million (2007: £579 million).

REPOSSESSED COLLATERAL

	2008	2007
	£m	£m

Residential property	221	73
Other	26	9

Total	247	82

The Group does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations.

LOAN TO VALUE RATIO OF MORTGAGE LENDING

	2008	2007
	£m	£m

Analysis by loan to value ratio of the Group’s residential mortgage lending which is neither past due nor impaired:
Less than 70 per cent	55,040	66,716
70 per cent to 80 per cent	15,812	15,690
80 per cent to 90 per cent	15,954	12,102
Greater than 90 per cent	23,342	5,320

Total	110,148	99,828

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 FINANCIAL RISK MANAGEMENT continued

Debt securities, treasury and other bills – analysis by credit rating:

					Rated BB
	AAA	AA	A	BBB	or lower	Not rated	Total
	£m	£m	£m	£m	£m	£m	£m

As at 31 December 2008
Debt securities held at fair value through profit or loss
Trading assets:
Government securities	38	—	—	—	—	—	38
Corporate and other debt securities	76	187	38	68	87	80	536

Total held as trading assets	114	187	38	68	87	80	574
Other assets held at fair value through profit or loss:
Government securities	7,025	45	138	1	—	117	7,326
Other public sector securities	—	—	—	—	—	18	18
Bank and building society certificates of deposit	96	337	—	—	—	—	433
Mortgage backed securities	207	108	23	16	—	15	369
Other asset backed securities	206	362	391	277	105	1	1,342
Corporate and other debt securities	3,194	864	2,911	2,142	599	1,410	11,120

Total held at fair value through profit or loss	10,842	1,903	3,501	2,504	791	1,641	21,182

Available-for-sale financial assets
Debt securities:
Government securities	851	—	1	—	—	16	868
Other public sector securities	—	—	—	—	—	12	12
Bank and building society certificates of deposit	—	9,418	166	—	18	—	9,602
Mortgage backed securities	4,388	6	21	—	14	—	4,429
Other asset backed securities	4,604	121	60	20	98	53	4,956
Corporate and other debt securities	4,111	1,424	304	71	113	567	6,590

Total debt securities	13,954	10,969	552	91	243	648	26,457
Treasury bills and other bills	26,858	2,351	—	—	—	—	29,209

Total held as available-for-sale assets	40,812	13,320	552	91	243	648	55,666

49 FINANCIAL RISK MANAGEMENT continued

					Rated BB
	AAA	AA	A	BBB	or lower	Not rated	Total
	£m	£m	£m	£m	£m	£m	£m

As at 31 December 2007
Debt securities held at fair value through profit or loss
Trading assets:
Government securities	62	—	—	—	—	—	62
Mortgage backed securities	—	28	51	8	—	—	87
Other asset backed securities	—	15	61	38	3	5	122
Corporate and other debt securities	268	1,268	1,390	103	59	519	3,607

Total held as trading assets	330	1,311	1,502	149	62	524	3,878
Other assets held at fair value through profit or loss:
Government securities	4,808	6	15	1	—	18	4,848
Bank and building society certificates of deposit	42	548	53	—	—	168	811
Mortgage backed securities	61	—	—	—	—	9	70
Other asset backed securities	1,367	214	153	71	—	—	1,805
Corporate and other debt securities	5,118	1,606	2,868	2,528	340	1,104	13,564

Total held at fair value through profit or loss	11,726	3,685	4,591	2,749	402	1,823	24,976

Available-for-sale financial assets
Debt securities:
Government securities	310	—	—	—	—	9	319
Other public sector securities	—	—	—	—	—	5	5
Bank and building society certificates of deposit	—	1,683	125	—	15	2	1,825
Mortgage backed securities	5,880	14	10	—	—	146	6,050
Other asset backed securities	3,895	37	27	—	—	112	4,071
Corporate and other debt securities	3,822	1,170	186	—	—	1,092	6,270

Total debt securities	13,907	2,904	348	—	15	1,366	18,540
Treasury bills and other bills	31	1,596	—	—	—	—	1,627

Total held as available-for-sale assets	13,938	4,500	348	—	15	1,366	20,167

There are no material amounts for debt securities, treasury and other bills which are past due but not impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 FINANCIAL RISK MANAGEMENT continued

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

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m

As at 31 December 2008
Deposits from banks	49,620	13,617	1,480	1,986	5	66,708
Customer accounts	151,164	8,258	9,675	2,303	697	172,097
Derivative financial instruments, trading and other liabilities at
fair value through profit or loss	29,479	1,077	5,295	7,203	3,818	46,872
Debt securities in issue	24,381	26,944	9,192	13,643	3,489	77,649
Liabilities arising from non-participating investment contracts	14,243	—	—	—	—	14,243
Subordinated liabilities	34	130	563	5,382	20,516	26,625

Total	268,921	50,026	26,205	30,517	28,525	404,194

As at 31 December 2007
Deposits from banks	35,466	2,218	1,480	26	—	39,190
Customer accounts	144,213	4,800	7,578	2,002	447	159,040
Derivative financial instruments, trading and other liabilities at
fair value through profit or loss	10,286	2,176	3,607	1,589	1,851	19,509
Debt securities in issue	20,307	6,047	9,529	13,202	6,197	55,282
Liabilities arising from non-participating investment contracts	18,197	—	—	—	—	18,197
Subordinated liabilities	27	210	1,067	6,371	14,292	21,967

Total	228,496	15,451	23,261	23,190	22,787	313,185

Trading derivatives (other than those in the insurance companies) and trading liabilities are included in the up to 1 month column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity as they are frequently settled on demand at fair value and therefore this is considered a better presentation of the Group’s liquidity risk. Derivatives used in a hedging relationship are included according to their contractual maturity.

Cash flows for undated subordinated liabilities whose terms give the Group the option to redeem at a future date are included within the table on the basis that the Group will exercise its option to redeem.

The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of approximately £412 million (2007: £223 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

Further information on the Group’s liquidity exposures is provided on pages 65 to 67.

Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m

As at 31 December 2008	340	927	2,626	7,030	22,869	33,792

As at 31 December 2007	238	651	1,570	9,548	26,056	38,063

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 FINANCIAL RISK MANAGEMENT continued

The following tables set out the amounts and residual maturities of Lloyds Banking Group’s off balance sheet contingent liabilities and commitments.

	Within 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m

31 December 2008

Acceptances	49	—	—	—	49
Other contingent liabilities	1,722	1,525	402	1,071	4,720

Total contingent liabilities	1,771	1,525	402	1,071	4,769

Lending commitments	54,155	15,029	8,014	3,625	80,823
Other commitments	572	181	80	99	932

Total commitments	54,727	15,210	8,094	3,724	81,755

Total contingents and commitments	56,498	16,735	8,496	4,795	86,524

	Within 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m

31 December 2007

Acceptances	39	1	—	—	40
Other contingent liabilities	1,441	1,032	255	796	3,524

Total contingent liabilities	1,480	1,033	255	796	3,564

Lending commitments	60,981	13,759	10,634	4,221	89,595
Other commitments	466	78	108	117	769

Total commitments	61,447	13,837	10,742	4,338	90,364

Total contingents and commitments	62,927	14,870	10,997	5,134	93,928

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Financial instruments include financial assets, financial liabilities and derivatives. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Wherever possible, fair values have been estimated using market prices for instruments held by the Group. Where market prices are not available, or are unreliable because of poor liquidity, fair values have been determined using valuation techniques which, to the extent possible, use market observable inputs. Valuation techniques used include discounted cash flow analysis and pricing models and, where appropriate, comparison to instruments with characteristics either identical or similar to those of the instruments held by the Group. These estimation techniques are necessarily subjective in nature and involve several assumptions.

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

The valuation technique for each major category of financial instrument and, where valuation models are used, significant inputs into valuation models, are discussed below.

Where referred to within the major categories listed, the Group’s use of lead manager quotes and market standard consensus pricing services are as described below:

Lead manager quotes for illiquid assets in the current markets do not represent binding levels and are validated for consistency across the same asset class and by reference to discounted cash flow models that use expected loss and discount assumptions.

Market standard consensus pricing services aggregate price and other market data inputs from leading participants in the relevant markets and provide average mid-level outputs adjusted to exclude prices that are clearly out of line with other prices observed; these levels do not represent binding quotes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 FINANCIAL RISK MANAGEMENT continued

TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The fair values of financial instruments quoted in active markets are based on quoted prices. The fair values of financial instruments that are not quoted in active markets are determined using valuation techniques including cash flow models which, to the extent practicable, use observable market inputs such as interest rate yield curves, equities and commodities prices, option volatilities and currency rates that are either directly observable or are implied from instrument prices. The fair values of bonds classified as trading assets are determined predominantly from lead manager quotes and, where these are not available, by reference to market standard consensus pricing services, broker quotes and other research data. Certain corporate bonds were valued using credit default swap (CDS) spreads and assumptions around the bond/CDS spread. The fair values of the Group’s venture capital investments are determined using techniques which follow British Venture Capital Association (BVCA) guidelines.

The fair value movement on assets and liabilities held at fair value through profit or loss and gains in respect of instruments held for trading are disclosed in note 7.

At 31 December 2008, the Group had a portfolio of corporate bonds hedged by CDS. Prior to October 2008, the markets for both corporate bonds and CDS were relatively liquid and both sides of the above position were valued using market observable inputs. During October 2008 bid/offer spreads widened severely and, consequently, the cash market for corporate bonds became inactive. The above position is valued in part using assumptions around the bond/CDS spread. The effect of using reasonably possible alternative adverse assumptions for this valuation would reduce net trading income by up to £105 million.

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

Interest rate swaps are valued using discounted cash flow models; the most significant inputs into those models are interest rate yield curves which are developed from publicly quoted rates. Foreign exchange derivatives that do not contain options are priced using rates available from publicly quoted sources. Credit derivatives, except for the items noted below, are valued using publicly available yield and CDS curves; the Group uses standard models with observable inputs. Less complex interest rate and foreign exchange option products are valued using volatility surfaces developed from publicly available interest rate cap, interest rate swaption and other option volatilities; option volatility skew information is derived from a market standard consensus pricing service. For more complex option products, the Group calibrates its models using observable at-the-money data; where necessary, the Group adjusts for out-of-the-money positions using a market standard consensus pricing service.

An analysis of derivatives including fair values by contract type is given in note 17.

At 31 December 2008, the Group had a senior synthetic position in a structured corporate collateralised debt obligation (CDO) that is valued in part using assumptions around recovery levels. The effect of using reasonably possible alternative favourable or adverse assumptions for recovery levels would increase or reduce net trading income by up to £80 million respectively.

At 31 December 2008, the Group had a credit valuation reserve on its derivative positions that is valued in part using assumptions around credit spreads and recovery risks. The effect of using reasonably possible alternative adverse combinations of assumptions for these risks would reduce net trading income by up to £70 million.

LOANS AND ADVANCES TO BANKS AND CUSTOMERS

The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. The carrying value of the variable rate loans and those relating to lease financing is assumed to be their fair value. For fixed rate lending, several different techniques are used to estimate fair value, as considered appropriate. For commercial and personal customers, fair value is principally estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. The fair value for corporate loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to the market rates for similar loans of maturity equal to the remaining fixed interest rate period. The fair values of asset backed securities (ABS) and secondary loans, which were previously within assets held for trading and were reclassified to loans and receivables (see page F-73), are determined predominantly from lead manager quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data.

AVAILABLE-FOR-SALE FINANCIAL ASSETS

Listed securities are valued at current bid prices. Unlisted securities and other financial assets are valued based on discounted cash flows, market prices of similar instruments and other appropriate valuation techniques. The fair values of bonds classified as available-for-sale financial assets, including ABS, are determined predominantly from lead manager quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data.

At 31 December 2008, the Group’s available-for-sale financial assets included ABS of £13,938 million. In respect of these assets, the effect of a 100 basis point shift in credit spreads would result in a pre-tax movement of £590 million which would be recognised, net of tax, in the revaluation reserve in respect of available-for-sale assets.

DEPOSITS FROM BANKS AND CUSTOMER ACCOUNTS

The fair value of deposits repayable on demand is considered to be equal to their carrying value. The fair value for all other deposits and customer accounts is estimated using discounted cash flows applying either market rates, where applicable, or current rates for deposits of similar remaining maturities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 FINANCIAL RISK MANAGEMENT continued

DEBT SECURITIES IN ISSUE AND SUBORDINATED LIABILITIES

The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities and for subordinated liabilities is estimated using quoted market prices.

TRADING AND OTHER LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The fair values of financial instruments quoted in active markets are based on quoted prices. The fair values of financial instruments that are not quoted in active markets are determined using valuation techniques including cash flow models which, to the extent practicable, use observable market inputs such as interest rate yield curves, equities and commodities prices, option volatilities and currency rates that are either directly observable or are implied from instrument prices.

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

	Carrying value 2008 £m	Carrying value 2007 £m	Fair value 2008 £m	Fair value 2007 £m

Financial assets
Trading and other financial assets at fair value through profit or loss	45,064	57,911	45,064	57,911
Derivative financial instruments	28,884	8,659	28,884	8,659
Loans and advances to banks	40,758	34,845	40,425	34,832
Loans and advances to customers	242,735	209,814	237,079	209,066
Available-for-sale financial assets	55,707	20,196	55,707	20,196

Financial liabilities
Deposits from banks	66,514	39,091	66,504	39,063
Customer accounts	170,938	156,555	171,119	156,608
Trading and other liabilities at fair value through profit or loss	6,754	3,206	6,754	3,206
Derivative financial instruments	26,892	7,582	26,892	7,582
Debt securities in issue	75,710	51,572	76,291	51,312
Liabilities arising from non-participating investment contracts	14,243	18,197	14,243	18,197
Financial guarantees	35	26	35	26
Subordinated liabilities	17,256	11,958	11,199	12,128

50 CONSOLIDATED CASH FLOW STATEMENT

(A) CHANGE IN OPERATING ASSETS

	2008 £m	2007 £m	2006 £m

Change in loans and advances to banks	(3,360)	8,673	(11,063)
Change in loans and advances to customers	(30,357)	(20,796)	(13,910)
Change in derivative financial instruments, trading and other financial assets at fair value through profit or loss	(8,990)	(4,348)	(7,072)
Change in other operating assets	(318)	(511)	50

Change in operating assets	(43,025)	(16,982)	(31,995)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

50 CONSOLIDATED CASH FLOW STATEMENT continued

(B) CHANGE IN OPERATING LIABILITIES

	2008 £m	2007 £m	2006 £m

Change in deposits from banks	25,279	2,136	5,222
Change in customer accounts	13,088	17,172	8,523
Change in debt securities in issue	22,401	(2,450)	15,068
Change in derivative financial instruments, trading and other liabilities at fair value through profit or loss	22,565	3,840	556
Change in investment contract liabilities	(3,061)	(58)	3,795
Change in other operating liabilities	661	901	(95)

Change in operating liabilities	80,933	21,541	33,069

(C) NON-CASH AND OTHER ITEMS

	2008 £m	2007 £m	2006 £m

Depreciation and amortisation	686	630	619
Revaluation of investment property	1,058	321	(631)
Allowance for loan losses	2,876	1,721	1,560
Write-off of allowance for loan losses	(1,498)	(1,405)	(1,299)
Impairment of available-for-sale securities	130	70	—
Impairment of goodwill	100	—	—
Change in insurance contract liabilities	(4,555)	853	1,060
Customer remediation paid	(9)	(54)	(93)
Other provision movements	16	2	(19)
Net charge in respect of defined benefit schemes	164	175	109
Contributions to defined benefit schemes	(547)	(452)	(556)
Other non-cash items	(3,371)	870	104

Total non-cash items	(4,950)	2,731	854

Interest expense on subordinated liabilities	896	741	694
Profit on disposal of businesses	—	(657)	—
Other	(10)	(31)	7

Total other items	886	53	701

Non-cash and other items	(4,064)	2,784	1,555

(D) ANALYSIS OF CASH AND CASH EQUIVALENTS AS SHOWN IN THE BALANCE SHEET

	2008 £m	2007 £m	2006 £m

Cash and balances with central banks	5,008	4,330	1,898
Less: mandatory reserve deposits[1]	(545)	(338)	(300)

	4,463	3,992	1,598

Loans and advances to banks	40,758	34,845	40,638
Less: amounts with a maturity of three months or more	(12,461)	(6,946)	(16,798)

	28,297	27,899	23,840

Total cash and cash equivalents	32,760	31,891	25,438

[1]	Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents at 31 December 2008 is £8,255 million (2007: £7,426 million; 2006: £9,054 million) held within the Group’s life funds, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

50 CONSOLIDATED CASH FLOW STATEMENT continued

(E) ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	2008 £m	2007 £m	2006 £m

Share capital (including share premium account):
At 1 January	2,730	2,695	2,590
Issue of share capital:
Private placement	760	—	—
Other	119	35	105

At 31 December	3,609	2,730	2,695

	2008 £m	2007 £m	2006 £m

Minority interests:
At 1 January	284	352	435
Exchange and other adjustments	28	(1)	(4)
Repayment of capital to minority shareholders	(3)	(80)	(151)
Minority share of profit after tax	26	32	104
Dividends to minority shareholders	(29)	(19)	(32)

At 31 December	306	284	352

	2008 £m	2007 £m	2006 £m

Subordinated liabilities:
At 1 January	11,958	12,072	12,402
Exchange and other adjustments	2,658	186	(687)
Issue of subordinated liabilities	3,021	—	1,116
Repayments of subordinated liabilities	(381)	(300)	(759)

At 31 December	17,256	11,958	12,072

(F) ACQUISITION OF GROUP UNDERTAKINGS AND BUSINESSES

	2008 £m	2007 £m	2006 £m

Net asets acquired:
Loans and advances to customers	—	—	11
Other net assets	—	—	1

	—	—	12
Goodwill arising on consolidation	—	—	4

Net cash outflow from acquisitions in the year	—	—	16
Payments to former members of Scottish Widows Fund and Life Assurance Society acquired
during 2000	19	8	4

Net cash outflow from acquisitions	19	8	20

During 2006, the Group, through its Asset Finance subsidiaries, acquired two businesses engaged in consumer finance for a total consideration of £16 million, settled in cash in that year. Goodwill of £4 million arose on those acquisitions; no significant fair value adjustments were made.

(G) DISPOSAL AND CLOSURE OF GROUP UNDERTAKINGS AND BUSINESSES

	2008 £m	2007 £m	2006 £m

Cash and balances at central banks	—	37	—
Trading and other financial assets at fair value through profit or loss	—	10,999	—
Loans and advances to banks	—	1,150	—
Value of in-force business	—	412	—
Liabilities arising from insurance contracts and participating investment contracts	—	(4,349)	—
Liabilities arising from non-participating investment contracts	—	(7,283)	—
Unallocated surplus within insurance businesses	—	(15)	—
Other net assets and liabilities	—	(95)	—

	—	856	—
Profit on sale of businesses	—	657	—
Cash and cash equivalents disposed of	—	(37)	—
Consideration of 2005 disposal settled in cash	—	—	936

Net cash inflow from disposals	—	1,476	936

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

51 FUTURE ACCOUNTING DEVELOPMENTS

The following pronouncements will be relevant to the Group but were not effective at 31 December 2008 and have not been applied in preparing these financial statements. The full impact of these accounting changes is being assessed by the Group, however, the initial view is that none of these pronouncements are expected to cause any material adjustments to reported numbers in the financial statements.

Pronouncement	Nature of change	Effective date

IFRIC 13 Customer Loyalty Programmes	Addresses accounting by entities who grant customer loyalty award credits to customers as part of sales transactions and which can be redeemed in the future for free or discounted goods or services.	Annual periods beginning on or after 1 July 2008.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation[1]	Provides guidance on accounting for hedges of net investments in foreign operations in an entity’s consolidated financial statements.	Annual periods beginning on or after 1 January 2009.

IAS 1 Presentation of Financial Statements

Revises the overall requirements for the presentation of financial statements, guidance for their structure and minimum content requirements. The revised standard requires the presentation of all non-owner changes in equity within a statement of comprehensive income.

Annual periods beginning on or after 1 January 2009.

IAS 23 Borrowing Costs

Requires interest and other costs incurred in connection with the borrowing of funds to be recognised as an expense except for those which are directly attributable to the acquisition, construction or production of assets that take a substantial period of time to get ready for their intended use or sale which must be capitalised as part of the cost of those assets.

Annual periods beginning on or after 1 January 2009.

IFRS 8 Operating Segments

Replaces IAS 14 Segment Reporting and requires reporting of financial and descriptive information about operating segments which are based on how financial information is reported and evaluated internally.

Annual periods beginning on or after 1 January 2009.

IFRS 2 Share-based Payment – Vesting Conditions and Cancellations

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

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation

The amendment requires some puttable financial instruments (being those which give the holder the right to put the instrument back to the issuer for cash or another financial asset) and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity.

Annual periods beginning on or after 1 January 2009.

Improvements to IFRSs	Sets out minor amendments to IFRS standards as part of annual improvements process.	Dealt with on a standard by standard basis but not earlier than annual periods beginning on or after 1 January 2009.

Amendment to IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	Removes the definition of the cost method and requires the presentation of dividends as income in the separate financial statements of the investor.	Annual periods beginning on or after 1 January 2009.

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

Annual periods beginning on or after 1 July 2009.

IFRIC 17 Distributions of Non-cash Assets to Owners[1,2]	Provides accounting guidance for non-reciprocal distributions of non-cash assets to owners (and those in which owners may elect to receive a cash alternative).	Annual periods beginning on or after 1 July 2009.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items[1,2]	Clarifies how the principles underlying hedge accounting should be applied in particular situations.	Annual periods beginning on or after 1 July 2009.

1	At the date of this report, these pronouncements are awaiting EU endorsement.

2	Subject to EU endorsement, the Group has not yet made a final decision as to whether it will apply these pronouncements in the 2009 financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

52 POST BALANCE SHEET EVENTS

SHARE CAPITAL

On 19 November 2008, Lloyds Banking Group plc shareholders approved, subject to certain conditions, an increase in the Company’s share capital by creating 14,911,908,221 new ordinary shares of 25 pence each, and creating 625,000,000 new preference shares of 25 pence each. These conditions were met in January 2009.

On 13 January 2009, the Group issued 2,596,653,203 ordinary shares at 173.3p, largely subscribed for by HM Treasury, raising a total of £4,500 million.

On 15 January 2009, the Company issued £1,000,000,000 12 per cent fixed to floating non-cumulative callable preference shares to HM Treasury pursuant to the preference share subscription agreement entered into with effect from 13 October 2008 by the Company and HM Treasury. These preference shares became fungible with the £3,000,000,000 12 per cent fixed to floating non-cumulative callable preference shares issued by the Company on 16 January 2009 (see below); under the terms of these preference shares, the payment of cash dividends to ordinary shareholders is not permitted until the preference shares are repaid.

So as to improve the position of HBOS preference shareholders following the acquisition of HBOS (see below), on 16 January 2009 the Group cancelled a number of HBOS preference share issuances in exchange for preference shares issued by Lloyds Banking Group plc. In this regard, the Company issued £299,987,729 9.25 per cent fixed rate non-cumulative preference shares, £99,999,942 9.75 per cent fixed rate non-cumulative preference shares, £186,190,532 6.475 per cent fixed rate non-cumulative preference shares, £745,431,000 6.0884 per cent fixed to floating rate non-cumulative callable preference shares, £334,951,000 6.3673 per cent fixed to floating non-cumulative callable preference shares, US$750,000,000 6.413 per cent fixed to floating rate non-cumulative callable preference shares, US$750,000,000 5.92 per cent fixed to floating rate non-cumulative callable preference shares, US$750,000,000 6.657 per cent fixed to floating rate non-cumulative callable preference shares and £3,000,000,000 12 per cent fixed to floating non-cumulative callable preference shares.

On 19 January 2009, the Company issued US$1,250,000,000 7.875 per cent non-cumulative callable preference shares and €500,000,000 7.875 per cent non-cumulative callable preference shares.

ACQUISITION

On 16 January 2009, the Group acquired 100 per cent of the ordinary share capital of HBOS plc, which together with its subsidiaries undertakes banking, insurance and other financial services related activities. Under the terms of the acquisition, HBOS shareholders received 0.605 Lloyds Banking Group shares for every 1 HBOS share.

The total fair value of the purchase consideration was £7,751 million, comprising 7,775,694,993 Lloyds Banking Group ordinary shares with a fair value of £7,651 million based on the closing price of 98.4p per ordinary share on 15 January 2009, the trading day immediately prior to completion, and directly attributable transaction costs of approximately £100 million.

Because of the limited time available between the acquisition and the approval of these financial statements, the Group is still in the process of establishing the fair value of the assets and liabilities acquired. The audited net assets of HBOS at 31 December 2008 as shown in the accounts were £13,499 million.

CAPITALISATION ISSUE

On 19 November 2008, the Company’s shareholders approved, subject to certain conditions, a resolution authorising the board to capitalise an amount out of the Company’s reserves and to apply such amount in paying up new Company shares. On 26 February 2009, the board approved a capitalisation issue of one for forty ordinary shares held.

NAME CHANGE

On 19 November 2008, the Company’s shareholders approved, subject to certain conditions, a resolution changing the name of the Company to Lloyds Banking Group plc. These conditions were met and the Company changed its name on 16 January 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 PARENT COMPANY DISCLOSURES

A COMPANY INCOME STATEMENT

	2008 £m	2007 £m	2006 £m

Net interest (expense) income	(85)	(46)	18
Other income	2,386	1,957	1,917

Total income	2,301	1,911	1,935
Operating expenses	(32)	(41)	(42)

Profit on ordinary activities before tax	2,269	1,870	1,893
Taxation charge	(13)	(15)	(16)

Profit for the year	2,256	1,855	1,877

B COMPANY BALANCE SHEET

	2008 £ million	2007 £ million

Assets
Non-current assets:
Investment in subsidiaries	5,589	5,589
Loans to subsidiaries	3,009	2,820
Deferred tax assets	—	2

	8,598	8,411
Current assets:

Derivative financial instruments	1,297	169
Other assets	205	165
Amounts due from subsidiaries	216	92
Cash and cash equivalents	1,201	58

	2,919	484

Total assets	11,517	8,895

Equity and liabilities
Capital and reserves:
Share capital	1,513	1,432
Share premium account	2,096	1,298
Retained profits	2,147	1,935

Total equity	5,756	4,665

Non-current liabilities:
Subordinated liabilities	2,875	2,345
Debt securities in issue	—	50

	2,875	2,395
Current liabilities:

Debt securities in issue	2,644	1,694
Current tax liabilities	116	28
Derivative financial instruments	—	29
Amounts owed to subsidiaries	—	—
Other liabilities	126	84

	2,886	1,835

Total liabilities	5,761	4,230

Total equity and liabilities	11,517	8,895

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 PARENT COMPANY DISCLOSURES continued

C COMPANY STATEMENT OF CHANGES IN EQUITY

	Share capital and premium £ million	Retained profits £ million	Total £ million

Balance at 1 January 2006	2,590	2,055	4,645
Profit for the year*	—	1,877	1,877
Dividends	—	(1,919)	(1,919)
Purchase/sale of treasury shares	—	(20)	(20)
Employee share option schemes:
Value of employee services	—	33	33
Proceeds from shares issued	105	—	105

Balance at 31 December 2006	2,695	2,026	4,721
Profit for the year	—	1,855	1,855
Dividends	—	(1,957)	(1,957)
Purchase/sale of treasury shares	—	(19)	(19)
Employee share option schemes:
Value of employee services	—	30	30
Proceeds from shares issued	35	—	35

Balance at 31 December 2007	2,730	1,935	4,665
Profit for the year	—	2,256	2,256
Dividends	—	(2,042)	(2,042)
Purchase/sale of treasury shares	—	(14)	(14)
Shares issued via private placement	760	—	760
Employee share option schemes:
Value of employee services	—	12	12
Proceeds from shares issued	119	—	119

Balance at 31 December 2008	3,609	2,147	5,756

D COMPANY CASH FLOW STATEMENT

	2008 £ million	2007 £ million	2006 £ million

Profit before tax	2,269	1,870	1,893
Dividend income	(2,294)	(1,957)	(1,918)
Fair value and exchange adjustments	(68)	10	3
Change in other assets	(166)	103	(44)
Change in other liabilities	42	(128)	156
Tax (paid) received	77	(32)	46

Net cash (used in) provided by operating activities	(140)	(134)	136

Cash flows from investing activities
Capital lending to subsidiaries	—	(1,111)	—

Cash flows from financing activities
Dividends received from subsidiaries	2,294	1,957	1,918
Dividends paid to equity shareholders	(2,042)	(1,957)	(1,919)
Proceeds from issue of debt securities	1,896	1,770	—
Repayment of debt securities in issue	(1,744)	—	—
Proceeds from issue of subordinated liabilities	—	—	1,116
Proceeds from issue of ordinary shares via private placement	760	—	—
Proceeds from issue of ordinary shares	119	35	105
Repayment of subordinated liabilities	—	—	(250)
Repayment of amounts due to subsidiaries	—	(1,715)	—

Net cash generated by financing activities	1,283	90	970

Change in cash and cash equivalents	1,143	(1,155)	1,106
Cash and cash equivalents at beginning of year	58	1,213	107

Cash and cash equivalents at end of year	1,201	58	1,213

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 PARENT COMPANY DISCLOSURES continued

E INTERESTS IN SUBSIDIARIES

The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

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

The principal area of operation for each of the above subsidiaries is the United Kingdom and the Channel Islands, except as follows:

Lloyds TSB Bank plc operates principally in the UK but also through branches in Belgium, Dubai, Ecuador, France, Germany, Gibraltar, Hong Kong, Japan, Jersey, Luxembourg, Malaysia, Monaco, Netherlands, Singapore, Spain, Switzerland, Uruguay and the USA, and representative offices in China, Colombia, Guatemala and Paraguay.

THIS PAGE IS INTENTIONALLY LEFT BLANK

GLOSSARY

Term used	US equivalent or brief description.

Accounts	Financial statements.

Allotted	Issued.

Associates	Long–term equity investments accounted for by the equity method.

Attributable profit	Net income.

ATM	Automatic Teller Machine.

Balance sheet	Statement of financial position.

Broking	Brokerage.

Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.

Called-up share capital	Ordinary shares, issued and fully paid.

Contract hire	Leasing.

Creditors	Payables.

Debtors	Receivables.

Deferred tax	Deferred income tax.

Demutualisation	Process by which a mutual institution is converted into a public limited company.

Depreciation	Amortisation.

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

Nominal value	Par value.

Open Ended Investment Company (‘OEIC’)	Mutual fund.

Ordinary shares	Common stock.

Overdraft	A line of credit, contractually repayable on demand unless a fixed–term has been agreed, established through a customer’s current account.

Preference shares	Preferred stock.

GLOSSARY

Term used	US equivalent or brief description.

Premises	Real estate.

Profit attributable to equity shareholders	Net income.

Provisions	Reserves.

Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.

Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.

Retained profits	Retained earnings.

Share capital	Capital stock.

Shareholders’ equity	Stockholders’ equity.

Share premium account	Additional paid-in capital.

Shares in issue	Shares outstanding.

Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.

Tangible fixed assets	Property and equipment.

Undistributable reserves	Restricted surplus.

Write-offs	Charge-offs.

FORM 20-F CROSS-REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page

Part I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable.
	B.	Advisers	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected financial data	“Selected consolidated financial data”	3
			“Exchange rates”	4
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	127
Item 4.	Information on the Company
	A.	History and development of the company	“Business – History and development of Lloyds Banking Group”	4
			“Business – Recent Developments – Acquisition of HBOS plc”	10
	B.	Business overview	“Business overview”	2
	C.	Organisational structure	“Lloyds Banking Group structure”	140
	D.	Property, plant and equipment	“Business – Properties”	9
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and financial review and prospects”	14
	B.	Liquidity and capital resources	“Operating and financial review and prospects – Financial soundness”	65
			“Dividends”	117
			“Operating and financial review and prospects – Risk elements in the loan portfolio – Cross border outstandings”	58
			“Operating and financial review and prospects – Financial soundness – Investment portfolio, maturities, deposits, short-term borrowings”	77
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects – Overview and trend information”	15
	E.	Off-balance sheet arrangements	“Operating and Financial Review and Prospects – Financial soundness – Off balance sheet arrangements”	68
	F.	Tabular disclosure of contractual obligations	“Operating and Financial Review and Prospects – Financial soundness – Liquidity and funding”	65
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and Employees – Directors and senior management”	80
	B.	Compensation	“Compensation”	83
	C.	Board practices	“Management and employees”	80
			“Compensation – Service agreements”	91
			“Corporate governance – The board and its committees”	101
	D.	Employees	“Management and employees – Employees”	82
	E.	Share ownership	“Compensation – Directors’ interests”	95
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions – Major shareholders”	105
	B.	Related party transactions	“Major shareholders and related party transactions – Related party transactions”	105
			“Notes to the consolidated financial statements – Note 47”	F-68
	C.	Interests of experts and counsel	Not applicable.

FORM 20-F CROSS-REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page

Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated Financial Statements”	F-1
			“Business – Legal actions”	9
			“Dividends”	117
	B.	Significant changes	“Business – Recent developments”	10
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing Information”	115
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing Information”	115
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Memorandum and articles of association of
			Lloyds Banking Group plc”	118
	C.	Material contracts	“Business – Material contracts”.	7
	D.	Exchange controls	“Exchange Controls”	122
	E.	Taxation	“Taxation”	123
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where You Can Find More Information”	126
	I.	Subsidiary information	“Lloyds Banking Group structure”	140
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		“Operating and financial review and prospects – Risk management”	43
			“Operating and financial review and prospects – Risk management – Market risk”	59
			“Notes to the consolidated financial statements – Note 49 – Financial risk management”	F-72
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	Not applicable.
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and
	Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Corporate governance”	104
Item 16.	[Reserved by the Securities and Exchange Commission]
	A.	Audit committee financial expert	“Corporate governance – The board and its committees – Audit committee”	101
	B.	Code of ethics	“Management and employees – Employees”	82
	C.	Principal accountant fees and services	“Corporate governance – The board and its committees – Audit committee”	101
			“Notes to the consolidated financial statements – Note 11 – Operating expenses”	F–27
	D.	Exemptions from the listing standards for audit committees	Not applicable.
	E.	Purchases of equity securities by the issuer and affiliated
		purchasers	Not applicable.
	F.	Change in registrant’s certifying accountant	Not applicable.
	G.	Corporate governance	“Corporate governance – Statement on US corporate governance standards”	101
Part III
Item 17.	Financial statements		Not applicable.
Item 18.	Financial statements		“Consolidated financial statements”	F–1
Item 19.	Exhibits		“Exhibit Index” and the pages following	145

EXHIBIT INDEX

1.	Memorandum and articles of association of Lloyds Banking Group plc[o]

2.	(i)	Limited Partnership Agreements dated 4 February 2000, relating to the preference securities*

	(ii)	Trust Deed dated 25 April 2001, relating to the perpetual capital securities*

4.	(a)	(i)	Placing and Open Offer Agreement dated 13 October 2008 between Lloyds Banking Group plc, The Commissioners of Her Majesty’s Treasury and the joint sponsors and joint bookrunners named therein

		(ii)	Preference Share Subscription Agreement dated 13 October 2008 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury

		(iii)	Placing and Open Offer Agreement dated 13 October 2008 between HBOS plc, The Commissioners of Her Majesty’s Treasury and the joint sponsors and joint bookrunners named therein

		(iv)	Preference Share Subscription Agreement dated 13 October 2008 between HBOS plc and The Commissioners of Her Majesty’s Treasury

		(v)	Registration Rights Agreement dated 12 January 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury

(vi)

Lending Commitments Deed by Lloyds Banking Group plc in favour of The Commissioners of Her Majesty’s Treasury, The Secretary of State, Department for Business, Enterprise and Regulatory Reform and The Secretary of State, Department for Communities and Local Government dated 6 March 2009◊

		(vii)	Pre-Accession Deed by Lloyds Banking Group plc in favour of Her Majesty’s Treasury dated 7 March 2009◊

(viii)

Placing and Open Offer Agreement dated 7 March 2009 (as amended and restated on 20 March 2009) between Lloyds Banking Group plc, The Commissioners of Her Majesty’s Treasury and the joint sponsors and joint bookrunners named therein

4.	(b)	(i)	Service agreement dated 6 September 1991 between Lloyds TSB Bank plc and Michael E. Fairey†

		(ii)	Service agreement dated 23 May 2005 between Lloyds TSB Bank plc and Teresa A. Dial■

		(iii)	Service agreement dated 25 January 2006 between Lloyds Banking Group plc and Sir Victor Blank•

		(iv)	Service agreement dated 21 January 2009 between Lloyds TSB Bank plc and Helen A. Weir

		(v)	Service agreement dated 22 January 2009 between Lloyds TSB Bank plc and J. Eric Daniels

		(vi)	Service agreement dated 23 January 2009 between Lloyds TSB Bank plc and Archie G. Kane

		(vii)	Service agreement dated 26 January 2009 between Lloyds TSB Bank plc and Tim J.W. Tookey

		(viii)	Service agreement dated 9 February 2009 between Lloyds TSB Bank plc and G. Truett Tate

		(ix)	Letter of appointment dated 20 November 1998 between Lloyds Banking Group plc and Ewan Brown•

		(x)	Letter of appointment dated 24 April 2003 between Lloyds Banking Group plc and Wolfgang C. G. Berndt•

		(xi)	Letter of appointment dated 18 November 2004 between Lloyds Banking Group plc and Sir Julian Horn-Smith•

		(xii)	Letter of appointment dated 14 September 2005 between Lloyds Banking Group plc and Lord Leitch•

		(xiii)	Letter of appointment dated 21 September 2005 between Lloyds Banking Group plc and Jan P. Du Plessis•

		(xiv)	Letter of appointment dated 10 May 2007 between Lloyds Banking Group plc and Philip N. Green♦

		(xv)	Letter of appointment dated 25 January 2008 between Lloyds Banking Group plc and Sir David Manning○

		(xvi)	Letter of appointment dated 7 August 2008 between Lloyds Banking Group plc and Martin A. Scicluna

		(xvii)	Letter of appointment dated 24 September 2008 between Lloyds Banking Group plc and Carolyn J. McCall

		(xviii)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and T. Timothy Ryan

		(xix)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and Anthony Watson

8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business

12.1	Certification of J. Eric Daniels filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2	Certification of Tim J. W. Tookey filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1	Certification of J. Eric Daniels and Tim J. W. Tookey furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

15.1	Consent of PricewaterhouseCoopers LLP

*	Previously filed with the SEC, together with Lloyds Banking Group’s registration statement, on 25 September 2001

†	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 23 June 2003

▲	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 5 April 2004

■	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 29 June 2005

•	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 6 June 2006

♦	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 8 June 2007

○	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 5 June 2008

◊	Pursuant to a request for confidential treatment filed with the SEC, the confidential portions of this exhibit have been omitted and filed separately with the SEC.

The exhibits shown above are listed according to the number assigned to them by the Form 20–F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report.

LLOYDS BANKING GROUP plc

By:	/s/ T Tookey

Name:	Tim J W Tookey
Title:	Group Finance Director

Dated:	7 May 2009