Form 20-F
period 2009-12-31
Lloyds Banking Group plc
filed 2010-05-13
CIK 1160106

As filed with the Securities and Exchange Commission on 13 May 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2009

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

25 Gresham Street London EC2V 7HN
United Kingdom
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary shares of nominal value 10 pence each, represented by American Depositary Shares.	The New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2009 was:

Ordinary shares, nominal value 10 pence each	63,774,511,536
Limited voting shares, nominal value 10 pence each	80,921,051
Deferred shares, nominal value 15 pence each	27,242,603,417
Preference shares, nominal value 25 pence each	484,144,705
Preference shares, nominal value 25 cents each	3,038,001
Preference shares, nominal value 25 euro cents each	500,000

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

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

Yes ☐ No ☒

PRESENTATION OF INFORMATION

In this annual report, references to the ‘Company’ are to Lloyds Banking Group plc; references to ‘Lloyds Banking Group’, ‘Lloyds’ or the ‘Group’ are to Lloyds Banking Group plc and its subsidiary and associated undertakings; references to ‘Lloyds TSB Bank’ are to Lloyds TSB Bank plc; and references to the ‘consolidated financial statements’ or ‘financial statements’ are to Lloyds Banking Group’s consolidated financial statements included in this annual report. References to the ‘Financial Services Authority’ or ‘FSA’ are to the United Kingdom (the UK) Financial Services Authority.

On 16 January 2009 the Company acquired 100 per cent of the ordinary share capital of HBOS plc and changed the Company’s name to Lloyds Banking Group plc. Accordingly, where this annual report provides information for dates prior to 16 January 2009, unless otherwise indicated, such information relates to the Lloyds Banking Group prior to the acquisition of HBOS plc. References to ‘HBOS’ or the ‘HBOS Group’ are to HBOS plc and its subsidiary and associated undertakings.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

In this annual report, amounts described as ‘statutory’ refer to amounts included within the Group’s consolidated financial statements.

Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ‘sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ‘e’ are to the lawful currency of the member states of the European Union that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2009, which was $1.6167 = £1.00. The Noon Buying Rate on 31 December 2009 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW

Lloyds Banking Group is a leading UK based financial services group providing a wide range of banking and financial services, primarily in the UK, to personal and corporate customers. At 31 December 2009, total Lloyds Banking Group assets were £1,027,255 million and Lloyds Banking Group had some 107,000 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was some £32,327 million. The profit before tax for the 12 months to 31 December 2009 was £1,042 million and the capital ratios as at that date were 12.4 per cent for total capital, 9.6 per cent for tier 1 capital and 8.1 per cent for core tier 1 capital.

Set out below is the Group’s summarised income statement for the last two years:

	2009 £m	2008 £m [1]

Net interest income	9,026	7,718
Other income	36,271	(709)

Total income	45,297	7,009
Insurance claims	(22,019)	2,859

Total income, net of insurance claims	23,278	9,868
Operating expenses	(15,984)	(6,100)

Trading surplus	7,294	3,768
Impairment	(16,673)	(3,012)
Share of results of joint ventures and associates	(752)	4
Gain on acquisition	11,173	—

Profit before tax	1,042	760

[1]	Restated for IFRS 2 (Revised).

Lloyds Banking Group was formed in January 2009 following the acquisition of HBOS and the Group’s main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision. Services are offered through a number of well recognised brands including Lloyds TSB, Halifax, Bank of Scotland, Scottish Widows, Clerical Medical and Cheltenham & Gloucester, and via a distribution capability comprising the largest branch network in the UK and intermediary channels. The new Group also operates an international banking business with a global footprint in over 30 countries.

Since the acquisition of HBOS in January 2009 there have been four primary operating divisions, which constitute the Group’s reporting segments: Retail, Wholesale, Wealth and International, and Insurance. Retail provides banking, mortgages and other financial services to personal customers in the UK. Wholesale provides banking and related services for major UK and multinational corporates and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers and manages Lloyds Banking Group’s activities in financial markets through its treasury function. Wealth and International provides private banking, wealth and asset management in the UK and overseas and corporate, commercial and retail banking services outside the UK. Insurance offers life assurance, pensions and investment products in the UK and Europe and provides general insurance to personal customers in the UK.

The acquisition of HBOS plc on 16 January 2009 has had a significant effect on the comparability of the Group’s financial position and results with prior periods. Profit before tax is analysed further on pages 13 to 23 on a statutory basis and, in order to provide a more comparable representation of business performance of the Group’s segments, on pages 25 to 40 on a combined businesses basis. The key principles adopted in the preparation of the combined businesses basis of reporting are described on page 25. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on a combined businesses basis, which the Group Executive Committee feel best represents the underlying performance of the Group. These combined businesses segmental results for 2009 and 2008 are therefore presented in compliance with IFRS 8 but the aggregated total of the combined businesses segmental results constitutes a non-GAAP measure as defined in the SEC’s Regulation G and a reconciliation of this aggregated total to the statutory income statement is therefore provided on page 39. The following table shows the results of Lloyds Banking Group’s Retail, Wholesale, Wealth and International, and Insurance segments and Central group items in the last two fiscal years, and their aggregation.

	2009 £m	2008 £m

Retail	1,382	2,542
Wholesale	(4,703)	(10,479)
Wealth and International	(2,356)	277
Insurance	975	1,540
Group Operations and Central items:
Group Operations	(149)	(76)
Central items	(1,449)	(517)
	(1,598)	(593)

Loss before tax – Combined businesses basis	(6,300)	(6,713)

Lloyds Banking Group plc was incorporated as a public limited company and registered in Scotland under the UK Companies Act 1985 on 21 October 1985 with the registered number 95000. Lloyds Banking Group plc’s registered office is The Mound, Edinburgh EH1 1YZ, Scotland, and its principal executive offices in the UK are located at 25 Gresham Street, London EC2V 7HN, United Kingdom, telephone number + 44 (0) 20 7626 1500.

SELECTED CONSOLIDATED FINANCIAL DATA

The financial information set out in the tables below has been derived from the annual reports and accounts of Lloyds Banking Group plc for each of the past five years adjusted for subsequent changes in accounting policy and presentation. The financial statements for each of the years shown have been audited by PricewaterhouseCoopers LLP, independent accountants.

	2009	2008 [1]	2007 [1]	2006 [1]	2005 [1]

Income statement data for the year ended 31 December (£m)
Total income, net of insurance claims	23,278	9,868	10,696	11,098	10,543
Operating expenses	(15,984)	(6,100)	(5,568)	(5,300)	(5,481)
Trading surplus	7,294	3,768	5,128	5,798	5,062
Impairment losses	(16,673)	(3,012)	(1,796)	(1,555)	(1,299)
Gain on acquisition	11,173	—	—	—	—
Profit before tax	1,042	760	3,999	4,249	3,810
Profit for the year	2,953	798	3,320	2,908	2,545
Profit for the year attributable to equity shareholders	2,827	772	3,288	2,804	2,483
Total dividend for the year[2]	—	648	2,026	1,928	1,915

Balance sheet data at 31 December (£m)
Share capital	10,472	1,513	1,432	1,429	1,420
Shareholders’ equity	43,278	9,393	12,141	11,155	10,195
Customer deposits	406,741	170,938	156,555	139,342	131,070
Subordinated liabilities	34,727	17,256	11,958	12,072	12,402
Loans and advances to customers	626,969	240,344	209,814	188,285	174,944
Total assets	1,027,255	436,033	353,346	343,598	309,754

Share information
Basic earnings per ordinary share[3]	7.5p	6.7p	28.9p	24.8p	22.0p
Diluted earnings per ordinary share[3]	7.5p	6.6p	28.7p	24.5p	21.8p
Net asset value per ordinary share	68p	155p	212p	195p	180p
Total dividend per ordinary share[2]	—	11.4p	35.9p	34.2p	34.2p
Equivalent cents per share[2,4]	—	20.3c	71.0c	67.0c	62.2c
Market price per ordinary share (year end)	50.7p	126.0p	472.0p	571.5p	488.5p
Number of shareholders (thousands)	2,834	824	814	870	920
Number of ordinary shares in issue (millions)[5]	63,775	5,973	5,648	5,638	5,603

Financial ratios (%)[6]
Dividend payout ratio	—	83.9	61.6	68.7	77.1
Post-tax return on average shareholders’ equity	8.8	7.0	28.1	26.6	25.5
Post-tax return on average assets	0.28	0.21	0.94	0.88	0.83
Average shareholders’ equity to average assets	3.0	2.9	3.3	3.2	3.2
Cost:income ratio[7]	68.7	61.8	52.1	47.8	52.0

Capital ratios (%)[8]
Total capital	12.4	11.2	11.0	10.7	10.9
Tier 1 capital	9.6	8.0	8.1	8.2	7.9

[1]	Restated for IFRS 2 (Revised).

[2]

Annual dividends comprise both interim and final dividend payments. The total dividend for the year represents the interim dividend paid during the year and the final dividend, which is paid and accounted for in the following year.

[3]	Earnings per share calculations for 2008 and earlier years have also been restated for the impact of the bonus element of the share issues in 2009.

[4]	Translated into US dollars at the Noon Buying Rate on the date each payment was made.

[5]	This figure excludes the limited voting ordinary shares owned by the Lloyds TSB Foundations.

[6]	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds Banking Group.

[7]	The cost: income ratio is calculated as total operating expenses as a percentage of total income (net of insurance claims).

[8]	Capital ratios for 2008 and later years are in accordance with Basel II requirements; ratios for 2007 and earlier years reflect Basel I.

EXCHANGE RATES

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2010 April	2010 March	2010 February	2010 January	2009 December	2009 November

US dollars per pound sterling:
High	1.55	1.53	1.60	1.64	1.66	1.68
Low	1.52	1.49	1.52	1.59	1.59	1.64

For each of the years shown, the average of the US dollar Noon Buying Rates per pound sterling on the last day of each month was:

		2009	2008	2007	2006	2005

US dollars per pound sterling:
Average		1.57	1.84	2.01	1.86	1.81

On 30 April 2010, the latest practicable date, the US dollar Noon Buying Rate was $1.5308 = £1.00. Lloyds Banking Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

BUSINESS

HISTORY AND DEVELOPMENT OF LLOYDS BANKING GROUP

The history of the Group can be traced back to the 18th century when the banking partnership of Taylors and Lloyds was established in Birmingham, England. Lloyds Bank Plc was incorporated in 1865 and during the late 19th and early 20th centuries entered into a number of acquisitions and mergers, significantly increasing the number of banking offices in the UK. In 1995, it continued to expand with the acquisition of the Cheltenham and Gloucester Building Society (C&G).

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

In 1995, TSB Group plc merged with Lloyds Bank Plc. Under the terms of the merger, the TSB and Lloyds Bank groups were combined under TSB Group plc, which was re-named Lloyds TSB Group plc with Lloyds Bank Plc, which was subsequently re-named Lloyds TSB Bank plc, the principal subsidiary. In 1999, the businesses, assets and liabilities of TSB Bank plc, the principal banking subsidiary of the TSB Group prior to the merger, and its subsidiary Hill Samuel Bank Limited were vested in Lloyds TSB Bank plc, and in 2000, Lloyds TSB Group acquired Scottish Widows. In addition to already being one of the leading providers of banking services in the UK, this transaction also positioned Lloyds TSB Group as one of the leading suppliers of long-term savings and protection products in the UK.

On 18 September 2008, with the support of the UK Government, the boards of Lloyds TSB Group plc and HBOS plc announced that they had reached agreement on the terms of a recommended acquisition by Lloyds TSB Group plc of HBOS plc. The shareholders of Lloyds TSB Group plc approved the acquisition at the company’s general meeting on 19 November 2008. On 16 January 2009, the acquisition was completed and Lloyds TSB Group plc changed its name to Lloyds Banking Group plc.

Pursuant to two placing and open offers which were completed by the Company in January and June 2009 and the Rights Issue completed in December 2009, the UK Government acquired 43.4 per cent of the Company’s issued ordinary share capital. Following the issue of ordinary shares in February 2010 pursuant to the Group’s capital raising announced in November 2009, the UK Government’s holding was reduced to approximately 41.3 per cent.

STRATEGY OF LLOYDS BANKING GROUP

The Group’s corporate strategy supports its vision of being recognised as the best financial services company in the UK by customers, colleagues and shareholders. The strategy is focused on being a conservative, ‘through the cycle’ relationship-based business.

The main focus for the Group remains the financial services markets in the UK and the Group’s strategic position was strengthened through the acquisition of HBOS in January 2009. The Group is a well diversified UK financial services group and the largest retail financial services provider in the UK. The Group has leading positions in many of the markets in which it participates, a market leading distribution capability, well recognised brands and a large customer base. The scale of the organisation provides the opportunity to further invest in products and services, systems and training that combined will offer improved choice and service to the Group’s customers. The effective integration of the two businesses will be a significant challenge over the next few years, but comprehensive plans are in place and progress is already being made.

The Group’s corporate strategy is focused on:

DEVELOPING STRONG CUSTOMER FRANCHISES THAT ARE BASED ON DEEP CUSTOMER RELATIONSHIPS

The Group’s businesses are focused on extending the reach and depth of its customer relationships, whilst enhancing product capabilities to build competitive advantage. Striving to understand and effectively meet the needs of the Group’s customers from core banking products to the more specialist services such as insurance, wealth management or corporate banking is at the heart of the Group’s business and is fundamental to ensuring that the Group is developing long-lasting customer relationships.

BUILDING A HIGH PERFORMANCE ORGANISATION

In building a high performance organisation the Group is focused on improving its cost efficiency and utilising its capital more effectively whilst maintaining a prudent approach to risk.

BUSINESS

–

The Group aspires to have one of the lowest cost: income ratios amongst UK financial institutions and further improving the Group’s processing efficiency and effectiveness will remain a priority. The anticipated synergies arising from the acquisition will be key to further improving the Group’s efficiency.

–	Utilising capital more effectively is increasingly important in the current environment and capital will be rigorously allocated across the Group’s portfolio of businesses to support business growth.

–

The prudent Lloyds TSB ‘through the cycle’ approach to risk has been applied to the enlarged Group. The Group’s conservative and prudent approach to risk is core to the business model and the ‘through the cycle’ approach means that the Group will continue to support its customers throughout the economic cycle. The risk structures and frameworks that have been implemented are the foundation for good business management.

MANAGING THE GROUP’S MOST VALUABLE RESOURCE, PEOPLE

Executing the Group’s strategy effectively will only be possible if the Group ensures that deliverables are effectively aligned with its corporate strategy and it manages its most valuable resource, people, well. In driving performance it is important to encourage, manage and develop staff whilst creating a great place to work.

SUMMARY

The Group believes that the successful execution of its strategy to focus on core markets, customer and cost leadership, capital efficiency, a prudent risk appetite and the effective management of its most valuable resource, its people, will bring the Group closer to achieving its vision of being recognised as the best financial services company in the UK.

BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP

At 31 December 2008, the Group’s activities were organised into three segments: UK Retail Banking; Insurance and Investments; and Wholesale and International Banking. Following the acquisition of HBOS plc on 16 January 2009, the Group was reorganised into four segments: Retail; Wholesale; Wealth and International; and Insurance. The Group has restated its segmental information for 2008. The Group has determined that the cost to develop the information required to restate 2007 was excessive. In order to provide comparability with the segmental information for 2007 the Group has supplementally presented its segmental information for 2008 on a consistent statutory basis (see also note 4 to the consolidated financial statements).

Further information on the current and previous segments is set out on pages 25 to 50.

MATERIAL CONTRACTS

Lloyds Banking Group plc and its subsidiaries are party to various contracts in the ordinary course of business.

In 2008, the Company entered into a placing and open offer agreement with The Commissioners of Her Majesty’s Treasury (HM Treasury) and the joint sponsors and joint bookrunners named therein, as well as a preference share subscription agreement with HM Treasury, both with effect from 13 October 2008. Prior to the completion of the acquisition of HBOS, HBOS also entered into a placing and open offer agreement with HM Treasury and the joint sponsors and joint bookrunners named therein, as well as a preference share subscription agreement with HM Treasury, both with effect from 13 October 2008.

In 2009, the Company entered into a placing and compensatory open offer agreement with HM Treasury (as amended and restated on 20 March 2009 between the Company, HM Treasury, Citigroup Global Markets U.K. Equity Limited, J.P. Morgan Cazenove Limited and UBS Limited and further amended and restated between the same parties on 18 May 2009). In addition, the Company entered into a registration rights agreement with HM Treasury on 12 January 2009 (as amended with effect from 11 June 2009) pursuant to an obligation to do so under the 2008 placing and open offer agreement referred to above. The Company also entered into a resale rights agreement with HM Treasury pursuant to its obligations under the 2009 placing and open offer agreement. The Company entered into a Pre-Accession Commitments Deed dated 7 March 2009 and a Lending Commitments Deed dated 6 March 2009 (as amended on 23 March 2010) with HM Treasury, both relating to the Company’s proposed participation in the Government Asset Protection Scheme. In addition, in connection with the 2009 rights issue and the Group’s withdrawal from its proposed participation in the Government Asset Protection Scheme, the Company entered into a GAPS Withdrawal Deed with HM Treasury as well as the HMT Undertaking to Subscribe and the Cost Reimbursement Deed. For further details on each of the 2008 and 2009 agreements described above, see Major shareholders and related party transactions – Information about the Lloyds Banking Group’s relationship with the UK Government.

In addition to those agreements discussed above, the Company entered into the following agreements, which it considers to be material:

RIGHTS ISSUE UNDERWRITING AGREEMENT

Pursuant to an underwriting agreement dated 3 November 2009 (entered into in relation to the 2009 rights issue described in Major shareholders and related party transactions – Information about the Lloyds Banking Group’s relationship with the UK Government between the Company, the banks, the senior co-lead managers, the co-lead managers and the co-bookrunner (all as named therein)), new shares in the Company were issued at a price of 37 pence per share. Sufficient new shares were issued to ensure that the gross proceeds of the rights issue receivable by the Company, including pursuant to the HMT Undertaking to Subscribe, were not less than £13.5 billion.

HM Treasury undertook to subscribe for its pro rata entitlement under the rights issue and the new shares that were the subject of the HMT Undertaking to Subscribe were not underwritten pursuant to the Rights Issue Underwriting Agreement. Further details of the HMT Undertaking to Subscribe are set out in Major shareholders and related party transactions – Information about the Lloyds Banking Group’s relationship with the UK Government.

In consideration of their services under the Rights Issue Underwriting Agreement, (i) the underwriters (as named in the Rights Issue Underwriting Agreement) were paid an aggregate base fee of 2.25 per cent of the issue price multiplied by the aggregate number of new shares issued (excluding the new shares that were subscribed by HMT), and (ii) the joint bookrunners (as named in the Rights Issue Underwriting Agreement) were paid additional performance-based discretionary fees. Out of such fees (to the extent received by the joint global co-ordinators (as named in the Rights Issue Underwriting Agreement), the joint global co-ordinators were to pay any sub-underwriting commissions (to the extent that sub-underwriters were procured). The joint global co-ordinators had the ability to arrange sub-underwriting in respect of some, all or none of the new shares issued (other than the new shares to be subscribed by HM Treasury).

The Company agreed to pay all costs and expenses of, or in connection with, the rights issue, the general meeting of the Company convened to approve the rights issue, the related subdivision of the Company’s shares, the allotment and issue of the new shares and the Rights Issue

BUSINESS

Underwriting Agreement, including (but not limited to) the UK Listing Authority and the London Stock Exchange listing and trading fees, other regulatory fees and expenses, printing and advertising costs, postage, Equiniti Limited’s charges (as registrar), its own and the banks’, the senior co-lead managers’ and the co-lead managers’ properly incurred legal and other out of-pocket expenses, all accountancy and other professional fees, properly incurred public relations fees and expenses and all stamp duty and stamp duty reserve tax (if any) and other duties and taxes (other than corporation tax incurred by any of the banks, the senior co-lead managers and the co-lead managers on the commissions payable to them).

The obligations of the banks, the senior co-lead managers and the co-lead managers under the Rights Issue Underwriting Agreement were subject to certain limited conditions which were satisfied.

TOP UP ISSUES UNDERWRITING AGREEMENT

Pursuant to the Top Up Issues Underwriting Agreement dated 3 November 2009 among the Company, LBG Capital No.2 plc (as issuer), Lloyds TSB Bank plc (as guarantor) and the joint bookrunners (as named therein), in the event that the exchange offers described in Risk factors – Government-related risks did not generate or were not expected to generate prior to 30 April 2010, or such other date as the Company and the joint bookrunners might agree, £7.5 billion or more of core tier 1 and/or nominal value of contingent core tier 1 capital, the joint bookrunners severally agreed to underwrite one or more further issues of enhanced capital notes in an aggregate amount sufficient to reduce such shortfall to zero by such date.

In consideration of their underwriting services under the Top Up Issues Underwriting Agreement, and subject to their obligations under the Top Up Issues Underwriting Agreement having become unconditional and the Top Up Issues Underwriting Agreement not having been terminated, the joint bookrunners were to be paid an aggregate underwriting fee of £75 million and additional performance-based discretionary fees.

The obligations of the joint bookrunners under the Top Up Issues Underwriting Agreement and, in relation to each issue of additional enhanced capital notes, the obligations of the joint bookrunners under the Top Up Issues Underwriting Agreement were subject to certain conditions which were satisfied.

Each of the Company, the issuer and the guarantor gave certain customary representations, warranties, undertakings and indemnities to the joint bookrunners, all of which have now expired.

In addition to the fees described above, the joint bookrunners and their affiliates were to be paid pursuant to the Rights Issue Underwriting Agreement and the Top Up Issues Underwriting Agreement:

(a)

an aggregate transaction praecipuum of 0.088 per cent of £15.1 billion (being the aggregate of the underwriting commitments of the underwriters and the joint bookrunners), or of a sum in excess thereof dependent on the notional amount of the securities submitted in the exchange offers; and

(b)

a further discretionary aggregate transaction praecipuum (to be paid at the sole discretion of the Company, as to payment and allocation) of 0.088 per cent of £15.1 billion (being the aggregate of the underwriting commitments of the underwriters and the joint bookrunners), or of a sum in excess thereof dependent on the notional amount of the securities submitted in the exchange offers.

ENVIRONMENTAL MATTERS

The Group has a long-standing commitment to managing its environmental impacts. It first introduced an environmental policy in 1996. In 2009, the Group reviewed the policy against best practice to ensure that it is fit for purpose across the whole of the Group. Further work will be undertaken during 2010 to produce and embed an enhanced and integrated environmental management system.

CLIMATE CHANGE

The UK Government is committed to reducing the country’s carbon emissions by 80 per cent from 1990 levels by 2050. A central part of its strategy is the introduction of a mandatory climate change and energy savings scheme, the Carbon Reduction Commitment Energy Efficiency Scheme, due to start in April 2010. The Group qualifies as a participant in this scheme, which requires a collective 22 per cent emissions reduction from participants by 2012. The Group fully understands its obligations and is committed to driving down CO2 emissions. It is developing a carbon management policy and strategy to deliver a single approach for the new combined Group, and continues to invest significant capital in carbon reduction projects across the Group’s estate.

In 2009 the Group chaired an initiative with Business in the Community and the Cambridge Programme for Sustainability Leadership to create a Guide for Carbon Management in the Supply Chain. The guide has helped inform the Group’s approach and, as a freely downloadable resource, the Group is also encouraging its suppliers and customers to use it to help manage carbon risks in the supply chain.

Lloyds Banking Group is represented by Group Executive Director Truett Tate on the ‘Corporate Leaders Group on Climate Change’. This group of leading businesses released the ‘Copenhagen Communiqué’, widely viewed as the progressive voice of business, for the Copenhagen Climate Change talks in December 2009.

BUSINESS TRAVEL

In 2009 the Group introduced a common travel policy across the organisation. It supports a focus on sustainable travel and helped the Group deliver a 13 per cent reduction in the costs of travel.

The Group’s Sustainability Network holds events and runs awareness campaigns to encourage colleagues to play their part. Travel reduction was one of the Network’s key themes in 2009, inspiring colleagues to take steps to reduce their travel footprints.

The Group achieved a reduction of 143,000 journeys in 2009 compared with 2008. Across the combined Group, the volume of teleconferences increased by over 40 per cent to over 1.1 million. The Group will continue to promote virtual conferencing technologies to colleagues as an environmentally friendly, cost efficient alternative to travelling.

ENVIRONMENTAL RISK MANAGEMENT

The Group has introduced policies and procedures to reduce the environmental impact of its lending activities. The Group aims to reduce environmental impacts through effective risk management. In 2009 it implemented an integrated groupwide environmental risk policy to manage these risks; this requires transactions to be assessed for material risks as part of the credit sanctioning process.

BUSINESS

EQUATOR PRINCIPLES

The Equator Principles are voluntary guidelines for the financial industry to manage social and environmental issues in project financing. Lloyds Banking Group is a signatory to the Equator Principles.

During 2009 the Group implemented a harmonised groupwide approach to monitoring and reporting Equator Principles transactions, and training colleagues on the Equator Principles. An Equator Principles Review Group has been formed, comprising experts from both Risk and Project Finance teams, and supported by external environmental consultants. This Group is responsible for reviewing all new Equator Principle transactions, to ensure that each transaction is compliant and is consistent with the group environmental risk policy, prior to being sanctioned.

Equator Principles reporting January to December 2009:

DEALS

	Equator Principle risk category

	Category A higher risk	Category B medium risk	Category C lower risk	Total

Completed	—	7	7	14
In progress	—	4	1	5
Not completed	—	1	—	1

	—	12	8	20

GEOGRAPHY OF COMPLETED TRANSACTIONS

	Category A higher risk	Category B medium risk	Category C lower risk	Total

US	—	2	2	4
Europe	—	4	5	9
Middle East	—	1	—	1

	—	7	7	14

INDUSTRY OF COMPLETED TRANSACTIONS

			Number	£m

Renewables			4	89
Infrastructure			7	376
Energy and utilities			3	72

			14	537

PROPERTIES

As at 31 December 2009, Lloyds Banking Group occupied 3,467 properties in the UK. Of these, 953 were held as freeholds, 98 as long-term leaseholds and 2,416 as short-term leaseholds. The majority of these properties are retail branches, widely distributed throughout England, Scotland and Wales. Other buildings include the Lloyds Banking Group’s head office in the City of London and customer service and support centres located to suit business needs but clustered largely in London, Birmingham, West Yorkshire, Chester and Bristol (in England), Edinburgh (in Scotland) and Cardiff and Newport (in Wales).

In addition, there are 699 properties which are either sub-let or vacant. There are also a number of ATM units situated throughout the UK, the majority of which are held as short-term leasehold. In addition, the Group also owns, leases or uses under licence properties for business operations elsewhere in the world, principally in Spain, Switzerland, Dubai, Asia and Ireland.

LEGAL ACTIONS

During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory challenge both in the UK and overseas.

UNARRANGED OVERDRAFT CHARGES

In April 2007, the OFT commenced an investigation into the fairness of personal current accounts and unarranged overdraft charges. At the same time, it commenced a market study into wider questions about competition and price transparency in the provision of personal current accounts.

The Supreme Court published its judgment in respect of the fairness of unarranged overdraft charges on personal current accounts on 25 November 2009, finding in favour of the litigant banks. On 22 December 2009, the OFT announced that it will not continue its investigation into the fairness of these charges. The Group is working with the regulators to ensure that outstanding customer complaints are concluded as quickly as possible and anticipate that most cases in the county courts will be discontinued. The Group expects that some customers will argue that despite the test case ruling they are entitled to a refund of unarranged overdraft charges on the basis of other legal arguments or challenges. The Group is robustly defending any such complaints or claims and does not expect any such complaints or claims to have a material effect on the Group.

The OFT however continued to discuss its concerns in relation to the personal current account market with the banks, consumer groups and other organisations under the auspices of its Market Study into personal current accounts. In October 2009, the OFT published voluntary initiatives agreed with the industry and consumer groups to improve transparency of the costs and benefits of personal current accounts and improvements to the switching process. On 16 March 2010 the OFT published a further update announcing several further voluntary industry wide initiatives to improve a customer’s ability to control whether they used an unarranged overdraft and to assist those in financial difficulty. However, in light of the progress it noted in the unarranged overdraft market since July 2007 and the progress it expects to see over the next two years, it has decided to take no further action at this time and will review the unarranged overdraft market again in 2012. The OFT also announced it will shortly be commencing an investigation into the barriers to entry in the personal current accounts market.

BUSINESS

INTERCHANGE FEES

The European Commission has adopted a formal decision finding that an infringement of European Commission competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card. The European Commission has required that the fee be reduced to zero for relevant cross-border transactions within the European Economic Area. This decision has been appealed to the General Court of the European Union (the General Court). Lloyds TSB Bank plc and Bank of Scotland plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard’s position that the arrangements for the charging of a uniform fallback interchange fee are compatible with European Commission competition laws. MasterCard has announced that it has reached an understanding with the European Commission on a new methodology for calculating intra European Economic Area multi-lateral interchange fees on an interim basis pending the outcome of the appeal. Meanwhile, the European Commission and the UK’s OFT are pursuing investigations with a view to deciding whether arrangements adopted by other payment card schemes for the levying of uniform fallback interchange fees in respect of domestic and/or cross-border payment transactions also infringe European Commission and/or UK competition laws. As part of this initiative, the OFT will also intervene in the General Court appeal supporting the European Commission position and Visa reached an agreement with the European Commission to reduce the level of interchange for cross-border debit card transactions to the interim levels agreed by MasterCard. The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

PAYMENT PROTECTION INSURANCE

UK COMPETITION COMMISSION

In January 2009, the Competition Commission completed its formal investigation into the supply of Payment Protection Insurance (PPI) services (except store card PPI) to non-business customers in the UK. Various members of the Group underwrite PPI, while other members distribute PPI, by offering it for sale with a variety of the credit products which they supply.

On 5 June 2008, the Competition Commission issued its provisional findings, to the effect that there are market features which prevent, restrict or distort competition in the supply of PPI to non-business customers, with an adverse effect on competition and with the result being detrimental to consumers.

Following consultation, the Competition Commission published its final report on 29 January 2009 setting out its remedies. In summary, the Competition Commission has decided to adopt the following remedies: (i) a prohibition on the active sale of PPI by a distributor to a customer within seven days of the distributor’s sale of credit to that customer. However, customers may pro-actively return to the distributor to initiate a purchase by telephone or online from 24 hours after the credit sale; (ii) a requirement on all PPI providers to provide certain information and messages in PPI marketing materials; (iii) a requirement to provide personal PPI quotes to customers; (iv) a requirement on all PPI providers to provide certain information on PPI policies to the FSA; (v) a recommendation to the FSA that it use the information provided under the requirement in (iii) to populate its PPI price comparison tables; (vi) a requirement on distributors to provide an annual statement for PPI customers containing information on their PPI policy and what it costs; and (vii) a prohibition on the levying by distributors of payments for PPI on a single premium basis. Instead, distributors are permitted to charge only regular premiums at a constant rate, paid monthly or annually. This remedy therefore precludes the selling of multi-year PPI policies for a single premium.

On 30 March 2009, Barclays Bank PLC lodged an appeal in the Competition Appeal Tribunal against the Competition Commission’s findings. In particular, it requested that the Competition Appeal Tribunal quash the decision of the Competition Commission insofar as it relates to the prohibition of distributors selling PPI at the credit point of sale and the Competition Commission’s findings on market definition and the nature and extent of competition in the supply of PPI. The Group filed a notice of its intention to intervene in the appeal on 23 April 2009. On 28 April 2009, the Group was granted permission by the Competition Appeal Tribunal to intervene in the appeal. The hearing of the appeal took place from 7 September 2009 to 11 September 2009. The Competition Appeal Tribunal handed down its judgment on 16 October 2009. It found in favour of Barclays in respect of its challenge to the Competition Commission’s prohibition of distributors selling PPI at the credit point of sale but it did not uphold Barclays’ challenge to the Competition Commission’s findings on market definition. The matter has been referred back to the Competition Commission with direction to reconsider their remedies and make a new decision in accordance with the Competition Appeal Tribunal’s ruling. This may or may not result in the Competition Commission ultimately reaching a different conclusion.

Depending on the outcome of the referral back to the Competition Commission, the Competition Commission’s decision may have a significant adverse impact on the level of sales and thus the revenue generation and profitability of the payment protection insurance products which the Group offers its customers, but the ultimate impact would be determined by a number of factors including the extent to which the Group was able to mitigate the potentially adverse effects of such statutory changes through restructuring the payment protection products which it offers its customers and/or developing alternative products and revenue streams. To this end, the Group took a commercial decision to sell only regular monthly premium PPI to its personal loan customers in the UK from early 2009. The FSA subsequently wrote to certain other firms still selling single premium PPI with unsecured personal loans asking them to withdraw the product as soon as possible, and no later than 29 May 2009.

On 1 July 2008, the Financial Ombudsman Service referred concerns regarding the handling of PPI complaints to the FSA as an issue of wider implication. The Group has been working with other industry members and trade associations in preparing an industry response to address regulatory concerns regarding the handling of PPI complaints. On 29 September 2009, the FSA issued a consultation paper on PPI complaints handling. The FSA has escalated its regulatory activity in relation to past PPI sales generally and has proposed new guidance on the fair assessment of a complaint and the calculation of redress and a new rule requiring firms to reassess historically rejected complaints. On 9 March, the FSA issued a further consultation paper on this area, the consultation period for which closed on 22 April (the Group has responded to this consultation). The FSA’s proposals are materially the same, although it has placed the new rule requiring firms to reassess historically rejected claims on hold for the present.

The statement on 29 September 2009 also announced that several firms had agreed to carry out reviews of past sales of single premium loan protection insurance. The Group has subsequently agreed in principle that it will undertake a review in relation to sales of single premium loan protection insurance made through its branch network since 1 July 2007. The precise details of the review are still being discussed with the FSA. The ultimate impact on the Group of any review and/or the FSA’s complaints handling proposals can only be known at the conclusion of these discussions and on publication of the FSA’s final rules.

US ECONOMIC SANCTIONS

Starting in 2007 Lloyds TSB Bank plc provided information in relation to its review of historic US Dollar payments involving countries, persons or entities subject to US economic sanctions administered by the Office of Foreign Assets Control (OFAC) to a number of authorities reported to be conducting a review of sanctions compliance by non-US financial institutions. On 9 January 2009 the settlement reached by Lloyds TSB Bank plc with both the US Department of Justice and the New York County District Attorney’s Office in relation to their investigations was announced. The

BUSINESS

settlement documentation contains details of the results of the investigations including the identification of certain activities relating to Iran, Sudan and Libya which Lloyds TSB Bank plc conducted during the relevant period. In 2008, Lloyds TSB Bank plc made a provision of £180 million which fully covered the settlement amount paid to the Department of Justice and the New York District Attorney’s Office. On 22 December 2009 OFAC announced the settlement it had reached with Lloyds TSB Bank plc in relation to its investigation and confirmed that the settlement sum due to OFAC had been fully satisfied by Lloyds TSB Bank plc’s payment to the Department of Justice and the New York District Attorney’s Office. No further enforcement actions are expected in relation to the matters set out in the settlement agreements. A purported shareholder filed a derivative civil action in the Supreme Court of New York, Nassau County on 26 February 2009 against certain current and former directors, and nominally against Lloyds TSB Bank plc and the Company, seeking various forms of relief following the settlement. The derivative action is at a very early stage, but the ultimate outcome of the action is not expected to have a material impact on the Group.

OTHER LEGAL ACTIONS

In addition to the matters listed above the Group is subject to threatened or actual legal proceedings and regulatory challenge both in the UK and overseas. All such material cases are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed to properly assess the merits of the case and no provisions are held against such cases. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position.

COMPETITIVE ENVIRONMENT

The Group is a diversified UK based financial services group providing a wide range of banking and financial services, predominantly in the UK, to personal and corporate customers. Its main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision.

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

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the United Kingdom in which the Group’s earnings are predominantly generated. Following the acquisition of HBOS, the Group now has greater exposure in a number of other jurisdictions; these include Ireland, Australia and the United States, and hence the Group is exposed to general and sector-specific economic conditions in these markets. Over approximately the past two and a half years, the global economy and the global financial system have been experiencing a period of significant turbulence and uncertainty, particularly the very severe dislocation of the financial markets around the world that began in August 2007 but substantially worsened in September 2008 and has contributed to related problems at many large global and UK commercial banks, investment banks, insurance companies and other financial and related institutions.

UK Government, EU or other intervention in the banking sector may impact the competitive position of banks within a country and among international competitors which may be subject to different forms of intervention, thus potentially putting the Group at a competitive disadvantage to other banks.

RECENT DEVELOPMENTS

SHARE CAPITAL

As part of the Group’s recapitalisation and withdrawal from its proposed participation in the Government Asset Protection Scheme the Group announced on 23 November 2009 that an aggregate amount of £1.48 billion would be issued in the form of new ordinary shares of Lloyds Banking Group plc in exchange for certain existing preference shares and preferred securities. The conversion price was determined as the five day weighted average price for the five trading days ending on 11 February 2010.

On 18 February 2010, the exchange completed and 3,141 million ordinary shares in Lloyds Banking Group plc were issued as consideration for the redemption of preference shares and preferred securities. In accordance with the Group’s accounting policy in respect of debt for equity exchanges, a gain of £85 million will be recognised on this exchange transaction in the year ended 31 December 2010.

SALE OF ESURE

On 11 February 2010, the Group announced the sale of its 70 per cent stake in esure, the online insurer, to a management buyout vehicle to be called esure Group Holdings Limited, led by the esure chairman, for a cash consideration slightly in excess of book value in the Lloyds Banking Group accounts. The impact on the Group’s accounts is not expected to be material.

TRADING UPDATE – 19 MARCH 2010

The Group issued an update on its current trading on 19 March 2010, which included the following comments:

In the first 10 weeks of 2010, the Group’s trading performance has been strong and we are pleased with the Group’s performance against each area of recent guidance. The banking net interest margin is trending in line with recent guidance and this has supported a good level of income growth, on a combined businesses basis and excluding last year’s gains from liability management transactions.

Costs have remained well controlled and are lower than the equivalent period in 2009. Impairment provisions are currently trending at lower levels than anticipated and as a result the Group now expects to deliver a better impairment performance than previously guided, in both the retail and corporate businesses, in 2010. Overall, based on the Group’s current economic and regulatory assumptions which remain unchanged since our recent 2009 preliminary results announcement, the Group believes that it will be profitable on a combined businesses basis (see Operating and financial review and prospects – Line of business information – 2009 compared to 2008 and Combined businesses basis summary – 2009 compared with 2008) in 2010.

BOARD CHANGES

On 11 February 2010, the Group announced the appointment of Glen Moreno and David Roberts as directors with effect from 1 March 2010. On 22 March 2010, the Group announced that Dr Wolfgang Berndt would retire as a director at the annual general meeting on 6 May 2010.

BUSINESS

INTERIM MANAGEMENT STATEMENT

The Group issued an Interim Management Statement on 27 April 2010, which included the following comments:

‘The Group is continuing to see positive trends in line with our recent trading update on 19 March 2010. In particular, impairments have slowed significantly in the first few months of the year giving us confidence that we will achieve a better financial performance than previously guided. I am pleased to report that we returned to profitability in the first quarter and expect this momentum to be sustained throughout 2010.’

Eric Daniels
Group Chief Executive

Key highlights

In the first quarter of 2010 the Group returned to profitability on a combined businesses basis due mainly to a significant slowing of impairments in the wholesale business (see Operating and financial review and prospects – Line of business information – 2009 compared to 2008 and Combined businesses basis summary – 2009 compared to 2008).

•	The Group is delivering good income growth, on a combined businesses basis, excluding last year’s impact from liability management transactions.

•	Banking net interest margins are running in line with recent guidance of circa 2 per cent for the full year.

•

Costs continue to be well controlled and remain lower than the equivalent period in 2009. Integration savings are being delivered in line with recent guidance and the Group remains on track to achieve a £2 billion run-rate of synergies and other operating efficiencies by the end of 2011.

•	The run rate of impairments has slowed significantly and has continued to perform better than our 2009 preliminary results guidance in both retail and corporate businesses.

•

Customer deposit gathering has remained robust, with good growth in balances, while lending balances are flat. Asset reductions within the Group’s portfolios identified for run-off continue albeit, as expected, at a slower pace than last year.

•	The Group continues to de-risk its funding position, with strong term issuance in the early part of the year while continuing to maintain high levels of liquid assets.

Good trading performance with guidance reaffirmed

The Group is continuing to see good income growth on a combined businesses basis (excluding the impact of liability management exercises). In particular, margin improvements have more than offset the impact of asset reductions over the last year.

Overall banking margins are trending positively and we continue to be confident of delivering a circa 2 per cent margin for the full year.

Income in the Group’s core banking businesses has continued to benefit from higher asset pricing and lower funding costs. Good progress continues to be made in improving the quality of both sides of our balance sheet as we continue to grow our customer relationship focused assets and deposits, whilst running down our non-core assets. Deposit gathering activities during the first quarter have seen continued good momentum, particularly in the Retail business where we have built on the strong product sales over the last 12 months and delivered good levels of growth in both current account and savings balances. In our Wealth business income levels were supported further by improved equity market conditions.

In Insurance, new business sales are modestly lower than the equivalent period of last year. However our decision in 2009 to refocus certain product offerings to improve returns is having a favourable impact on the profitability of those products.

The Group’s strong track record of effective cost control continues to yield benefit. The integration programme is progressing well and synergy savings continue to be delivered in line with the recent guidance. As a result, the Group remains on track to deliver on its commitment to a £2 billion run-rate of synergies and other operating efficiencies by the end of 2011.

Impairments have slowed significantly as a result of proactive management and more benign economic conditions and we continue to see lower impairments in both our Retail secured and unsecured lending portfolios. In our Wholesale division, the level of impairments has been significantly lower than the last quarter of 2009 and is also at a lower level than our initial expectations for 2010. In our Wealth and International division, impairments continue at a high level, principally as a result of further provisions in Ireland relating to our commercial real estate portfolio; however, the level of impairments in the first quarter of 2010 was lower than the last quarter of 2009 and we continue to believe that we are past the peak for impairment losses in the division. We remain vigilant to changes in economic conditions and to individual lending positions and continue to monitor the position of the Irish economy in particular.

The Group is pleased to have returned to profitability, on a combined businesses basis, in the first quarter. Based on the Group’s current economic and regulatory assumptions we expect this trend to continue and for the Group to deliver a combined businesses profit at both the half and full year.

Further strengthening of the balance sheet position

Customer deposits have grown robustly during the first quarter by over £5 billion, mainly in our Retail division. We are supporting our relationship customers and the economy by continuing to lend. Lending balances have remained flat overall, with assets within the Group’s run-off portfolios continuing to reduce, albeit at a slower pace than last year. Our assets continue to be appropriately priced for risk and funding costs and risk-weighted assets remain broadly unchanged to the position at the end of 2009.

Since the start of 2010, we have seen further improvements in wholesale funding market conditions and we are pleased with progress on our public term issuance so far this year. The Group continues to maintain a substantial liquid asset portfolio which is now broadly equivalent to the proportion of our wholesale funding (including bank deposits) which has a maturity of less than one year. In addition, the Group has maintained the maturity profile of wholesale funding such that 50 per cent has a maturity date of over one year.

As a result, the Group has continued to improve its liquidity and funding position, further de-risking the balance sheet.

The foregoing trading update and interim management statement include certain forward looking statements with respect to management’s expectations for the Group’s financial condition and performance, which by their nature involve risk and uncertainty. See Forward looking statements and Risk factors for a discussion of factors that could cause actual results to differ materially from the expectations expressed in such forward looking statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The results discussed below are not necessarily indicative of Lloyds Banking Group’s results in future periods. The following information contains certain forward looking statements. For a discussion of certain cautionary statements relating to forward looking statements, see Forward looking statements.

The following discussion is based on and should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this annual report. For a discussion of the accounting policies used in the preparation of the consolidated financial statements, see Accounting policies in note 2 to the consolidated financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW AND TREND INFORMATION

THE ECONOMY

2009 has been a mixed year in terms of economic developments. With an estimated fall of 5 per cent, UK GDP growth was towards the bottom end of the Group’s, and the market’s, range of expectations. The UK experienced the biggest recorded single-year GDP fall since the 1930s, and the peak to trough decline in GDP currently matches the early 1980s recession (see chart 1). The downturn in most other industrialised economies was of similar magnitude. In response, official interest rates have fallen to their lowest level since the Bank of England was founded. Interest rates elsewhere have also fallen to extremely low levels.

CHART 1:

UK GDP IN THE LAST THREE RECESSIONS

CHART 2:

UK EMPLOYMENT IN THE LAST THREE RECESSIONS

CHART 3:

UK COMPANY FAILURES IN THE LAST THREE RECESSIONS

Perhaps partly in response to such low interest rates, other economic indicators have not turned out so badly in 2009 as many had feared.

At the beginning of the year, most commentators would have expected such a sharp drop in GDP to result in much worse unemployment numbers than has been the case. In fact, employment has held up quite well given the severity of the decline in GDP (see chart 2). Similarly, the rate of company failures so far in this downturn has been lower than might have been expected given the severity of the GDP decline (see chart 3).

Companies went into this recession in better shape generally than during the last recession, and seem to have taken early action to cut investment, stocks and working hours. Helped by very low interest rates, the aggregate financial position of the corporate sector has remained strong. This has undoubtedly helped to limit failure rates. And this in turn has probably helped to limit the rise in unemployment – the biggest single cause of job losses in most recessions is business failure.

Meanwhile, property prices have also held up better than many forecasters had expected. At the beginning of the year, the average view was that house prices would fall by around 15 per cent during 2009, and decline further in 2010. In fact, the Halifax house price index ended the year higher than twelve months earlier, and other indices showed a similar picture. House prices fell during the early part of the year, but then started to recover in the second half and finished the year still above long-term average levels relative to household incomes, albeit well down on their peak in 2007.

Commercial property prices showed a similar recovery. Having fallen sharply in late 2008 and early 2009, commercial property capital values have stabilised recently, despite continued falls in rental values, and many forecasts for 2009 and 2010 have been revised up. At the end of 2009, the consensus forecast was for modest growth in capital values this year and next, even as rental values decline further.

Looking forward, the most likely immediate economic scenario is one of slow and erratic growth. GDP is estimated to have begun to recover in Q4 2009, and may even have done so earlier once final revisions are made to earlier estimates for Q3. Survey evidence, including purchasing manager indices, was pointing to positive growth in manufacturing and services for most of the second half of 2009. Retail sales growth accelerated in late 2009, although some of this may have been spending brought forward to beat the restoration of Value Added Tax (a UK sales tax) to 17.5 per cent. Unemployment appears to have levelled off, at least temporarily, and actually fell in late 2009. Financial market conditions have continued to normalise, in line with the improving economic outlook. The consensus forecast for 2010 has risen gradually, and by the end of 2009 was suggesting 2010 GDP growth of around 1.5 per cent, close to the Group’s own central scenario. This slow recovery is consistent with the sort of upturn seen after past financial crises. But even that below-trend growth relies mainly on a recovery in net external trade and an end to company destocking. Domestic demand growth is likely to be minimal in 2010.

Alternative scenarios remain possible. The Bank of England’s most likely outcome, as published in the February 2010 Inflation Report, is for a somewhat faster recovery during 2010 than the consensus forecast. However, the risks around that are skewed towards the downside.

It is possible that the economy will dip again if hit by some new shock – and what might start as a temporary setback to recovery could have longer-lasting effects if it damages consumer, business or financial market confidence. Furthermore, uncertainties remain about how the economy will respond as and when the Bank of England begins to reverse quantitative easing and restore interest rates to more normal levels, and the Government begins to take action to reduce the large fiscal deficit.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPACT ON OUR MARKETS

2009 was a year of weakening growth in most of the Group’s markets. On the retail side, net new market mortgage lending (i.e. new lending minus repayments) was very low throughout 2009, as a result of which growth in outstanding balances slowed to around 1 per cent by year end. Net new market unsecured consumer lending was very weak in the first half of the year, and turned negative in the second half.

Weakening lending growth appears to have been driven by both supply and demand. Some lenders have pulled back from the market, especially from higher-risk segments. But at the same time, data on the Group’s retail customers shows that they have reacted to the recession by prioritising reducing debt. This trend is apparent across all the Group’s customer groups, whether split by age, income, or indebtedness. This helps to explain why market deposit growth also weakened in 2009, despite a higher national saving ratio. Households have on average chosen to use the cash freed up by reduced spending and lower debt interest payments to pay off debt rather than save more.

Market mortgage arrears rose during the first half of 2009, but then fell back in the second half. Market credit card arrears also fell during the second half. Improving arrears trends may have been helped by households starting to pay down debt. And many mortgage borrowers will have found their debt servicing costs reduced during 2009 as their variable mortgage rates fell or as their fixed rate loans expired and they rolled off onto lower standard variable rates. Quite strong growth in the average household’s real disposable income in 2009 will also have helped, aided by better-than-expected employment levels in the second half and falling inflation.

Businesses also appear to have used 2009 to strengthen their financial position where possible. Sharp cutbacks in investment spending, and in stocks, have enabled businesses in aggregate to remain in financial surplus and reduce their reliance on external credit – from banks, trade creditors and others. Large companies have also taken advantage of the recovery in financial markets to increase capital market borrowing thereby further reducing bank credit demand. As a result, the outstanding stock of bank and building society lending to private non-financial businesses declined in 2009, and corporate deposits returned to positive growth despite the weakness of demand in many companies’ markets. Strengthened corporate finances were probably a major factor limiting the growth in company failures in 2009. Indeed, as chart 3 shows, the rate of company failures reduced in the second half of 2009.

The Group expects that the weakness of likely economic recovery will be mirrored in slow growth of major banking markets in 2010 as both households and businesses continue to restructure their finances. However, 2010 may see company failure rates rise again, since it is typically when companies have to restock to meet an upturn in demand that the financial pressures on them are greatest.

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

FUTURE ACCOUNTING DEVELOPMENTS

Future developments in relation to the Group’s IFRS reporting are discussed in note 56 to the consolidated financial statements.

RESULTS OF OPERATIONS – 2009, 2008 AND 2007

SUMMARY

	2009 £m	2008 £m [1]	2007 £m [1]

Net interest income	9,026	7,718	6,099
Other income	36,271	(709)	12,119

Total income	45,297	7,009	18,218
Insurance claims	(22,019)	2,859	(7,522)

Total income, net of insurance claims	23,278	9,868	10,696
Operating expenses	(15,984)	(6,100)	(5,568)

Trading surplus	7,294	3,768	5,128
Impairment	(16,673)	(3,012)	(1,796)
Share of results of joint ventures and associates	(752)	4	10
Gain on acquisition	11,173	—	—
Profit on sale of businesses	—	—	657

Profit before tax	1,042	760	3,999
Taxation	1,911	38	(679)

Profit for the year	2,953	798	3,320

Profit attributable to minority interests	126	26	32
Profit attributable to equity shareholders	2,827	772	3,288

Profit for the year	2,953	798	3,320

[1]	Restated for IFRS 2 (Revised).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2009 COMPARED WITH 2008

Profit before tax was £282 million, or 37 per cent, higher at £1,042 million in 2009 compared to £760 million in 2008; however, the profit in 2009 included a negative goodwill credit of £11,173 million in relation to the acquisition of HBOS plc by the Group; a fee of £2,500 million paid to the UK Government as part of the agreement for the Group not to enter into the Government Asset Protection Scheme; and significant post-acquisition impairment losses in respect of the HBOS portfolios.

Total income increased by £38,288 million to £45,297 million in 2009 compared to £7,009 million in 2008. Excluding the total income of £23,240 million arising on the consolidation of HBOS’s post-acquisition results, total income was £15,048 million higher at £22,057 million in 2009 compared to £7,009 million in 2008; with a reduction in the Group’s net interest income being more than offset by a large increase in other income.

Net interest income was £1,308 million, or 17 per cent, higher at £9,026 million in 2009 compared to £7,718 million in 2008. Excluding the net interest income of £4,049 million arising on the consolidation of HBOS’s post-acquisition results, net interest income was £2,741 million, or 36 per cent, lower at £4,977 million in 2009 compared to £7,718 million in 2008. Excluding the interest flows arising on the consolidation of HBOS’s post-acquisition results, both interest income and interest expense fell in response to the historically low interest rate environment that prevailed throughout 2009; net interest income was reduced as the benefit of higher asset pricing was more than offset by the impact of lower deposit margins, reflecting the impact of falling base rates, and higher funding costs, which included the impact of the Group extending its wholesale funding maturity profile. The Group’s net interest margin decreased by 157 basis points to 1.06 per cent in 2009 compared to 2.63 per cent in 2008 with reductions across the Group’s businesses.

Other income was £36,980 million higher at £36,271 million in 2009 compared to a deficit of £709 million in 2008. Fee and commission income was £1,023 million, or 32 per cent, higher at £4,254 million in 2009 compared to £3,231 million in 2008. However, excluding the fee and commission income which arose on the consolidation of HBOS’s post-acquisition results, fee and commission income was £479 million, or 15 per cent, lower at £2,752 million in 2009 compared to £3,231 million in 2008, largely due to a £424 million reduction in insurance broking income as a result of a market-wide move to monthly premiums on payment protection products. Net trading income improved by £28,284 million to net income of £19,098 million in 2009 compared to a net loss of £9,186 million in 2008. Excluding net trading income of £12,093 million arising from the consolidation of the post-acquisition results of HBOS, net trading income improved by £16,191 million to net income of £7,005 million in 2009 compared to a net loss of £9,186 million in 2008. Trading income in 2008 in the Group’s banking operations was particularly impacted by market dislocation, leading to significant downwards valuations on a number of assets; this was not repeated in 2009. In addition there was an improvement of £14,179 million in gains on policyholder investments held in the Group’s insurance businesses (and largely offset by an increase in the claims expense, see below) as the improvement in market conditions has led to trading profits in 2009, compared to substantial losses in 2008. During 2009 the Group exchanged certain existing subordinated debt securities for new securities, these exchanges resulted in a gain on extinguishment of the existing liability of £1,498 million, being the difference between the carrying amount of the securities extinguished and the fair value of the new securities together with related fees and costs.

Insurance claims were £24,878 million higher at an expense of £22,019 million in 2009 compared to a credit of £2,859 million in 2008. Excluding the insurance claims expense of £12,385 million arising on the consolidation of HBOS’s post-acquisition results, insurance claims were £12,493 million higher at an expense of £9,634 million in 2009 compared to a credit of £2,859 million in 2008. The insurance claims amount in respect of life and pensions business in 2008 was a credit of £3,052 million as a result of the negative returns in that year on policyholder investments in the long-term insurance business which led to a reduction in insurance related liabilities and a credit to the insurance claims expense; positive returns in 2009 have led to the return to an insurance claims expense with the movement in claims being broadly matched by an improvement in net trading income reflecting the gains on policyholder investments. Insurance claims in respect of general insurance business were £441 million higher at £634 million in 2009 compared to £193 million in 2008. Excluding the general insurance claims of £362 million arising on the consolidation of HBOS’s post-acquisition results, general insurance claims were £79 million, or 41 per cent, higher at £272 million in 2009 compared to £193 million in 2008, this was due primarily to higher payment protection insurance claims related to unemployment.

Operating expenses increased by £9,884 million, or 162 per cent, to £15,984 million in 2009 compared to £6,100 million in 2008. Excluding the operating expenses of £6,456 million arising on the consolidation of HBOS’s post-acquisition results, operating expenses were £3,428 million, or 56 per cent, higher at £9,528 million in 2009 compared to £6,100 million in 2008; this increase principally reflects the £2,500 million fee paid to the UK Government as part of the agreement for the Group not to enter into the Government Asset Protection Scheme, costs of £635 million borne within the Lloyds TSB businesses in respect of the integration of the enlarged group and an increased charge in respect of goodwill impairment, only partly offset by the fact that operating expenses in 2008 included a £180 million settlement in relation to certain historic US dollar payments which was not repeated in 2009. Staff costs were £3,697 million, or 124 per cent, higher at £6,675 million compared to £2,978 million in 2008. Excluding the staff costs of £3,014 million that arose on consolidation of the post-acquisition results of HBOS, staff costs were £683 million, or 23 per cent, higher at £3,661 million in 2009 compared to £2,978 million in 2008, with particular increases in restructuring costs and other staff costs (reflecting increased use of agency staff in relation to the integration programme). Premises and equipment costs were £506 million, or 78 per cent, higher at £1,156 million in 2009 compared to £650 million in 2008. Excluding the premises and equipment costs that arose on the consolidation of the post-acquisition results of HBOS, premises and equipment costs were £84 million, or 13 per cent, higher at £734 million in 2009 compared to £650 million in 2008. Other expenses were £1,167 million, or 69 per cent, higher at £2,853 million in 2009 compared to £1,686 million in 2008. Excluding the £1,185 million of costs that arose on consolidation of the post-acquisition results of HBOS, other costs were £18 million, or 1 per cent, lower at £1,668 million in 2009 compared to £1,686 million in 2008; however operating expenses in 2008 included the £180 million settlement in relation to certain historic US dollar payments and, excluding this, operating expenses excluding HBOS in 2009 were £162 million, or 11 per cent, higher at £1,668 million compared to £1,506 million in 2008. Depreciation and amortisation costs were £1,874 million higher at £2,560 million compared to £686 million in 2008; £1,813 million of this increase reflects the impact of consolidation of the post-acquisition results of HBOS. A charge of £240 million (2008: £100 million) arose in respect of the impairment of goodwill attributable to the Group’s asset finance business.

Impairment losses increased by £13,661 million to £16,673 million in 2009 compared to £3,012 million in 2008. Excluding the impairment losses of £12,257 million arising from the consolidation of HBOS’s post-acquisition results, impairment losses were £1,404 million, or 47 per cent, higher at £4,416 million in 2009 compared to a £3,012 million in 2008; this increase includes £1,664 million in respect of loans and advances to customers and reflects the substantial deterioration in the credit environment; partly offset by a reduction in the charge in respect of loans and advances to banks and other impairment provisions. During 2009, following the acquisition of HBOS, the Group has experienced a significant rise in impairment levels in its lending portfolios. This largely represents falls in the value of commercial real estate and the impact of the economic deterioration during the year, including the effects of rising unemployment and reduced corporate cash flows. The Group has spent a significant amount of time analysing and addressing the issues in the legacy HBOS portfolios, with the greatest attention paid to the over-concentration in real estate related lending and those portfolios that fall outside of the Lloyds TSB risk appetite; and, as a consequence, the Group has taken prudent and material impairment charges in the period following the acquisition.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Group’s share of results of joint ventures and associates was a net loss of £752 million compared to a net profit of £4 million in 2008. However, excluding the losses of £755 million arising on the consolidation of HBOS’s post-acquisition results, the share of results of joint ventures and associates was £1 million, or 25 per cent, lower at a profit of £3 million compared to a profit of £4 million in 2008.

On 16 January 2009, the Group acquired 100 per cent of the ordinary share capital of HBOS plc. The consideration for the acquisition of HBOS comprised the issue of 7,776 million ordinary shares in Lloyds Banking Group plc together with the costs of acquisition. In determining the fair value of the consideration, the Company used the share price of its equity securities quoted on the London Stock Exchange, as at the date of completion. As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill of £11,173 million arose on the acquisition. The negative goodwill is recognised as ‘Gain on acquisition’ in the income statement for the year ended 31 December 2009.

The exercise to fair value the assets and liabilities of HBOS took into account prevailing market conditions at the time of completion and, where appropriate, the Group engaged independent external advisers. As the consideration paid was significantly less than the provisional fair value of the net assets acquired, the results of the fair value calculations were subject to additional challenge in accordance with the requirements of IFRS 3.

On the date that the acquisition was announced (18 September 2008) the implied goodwill was a small positive amount based on the share price of the Company and the originally announced conversion factor of 0.833 Lloyds Banking Group plc shares for each HBOS share. However, a number of factors led to negative goodwill being recognised on completion of the transaction. By the time of the recommended offer, it had become increasingly difficult for HBOS to raise funds in wholesale markets and HBOS faced an outflow of customer deposits, reflecting reduced investor and depositor confidence. Subsequent to the announcement of the offer, turbulence in the markets continued, fuelled by concerns about credit risk and worsening economic conditions. For HBOS, confidence continued to deteriorate amid ongoing funding difficulties and concerns over the extent of future credit losses. Measures by national authorities and central banks failed to stem this turbulence and the UK Government decided in October 2008 that it would be appropriate for the UK banking sector to increase its level of capitalisation. The capital raising, underwritten by the UK Government, was made available to HBOS on condition that the acquisition by the Company completed. As a consequence of the capital that HBOS was required to issue and the impact of market conditions on the future prospects of the new group, the terms of the final agreed offer were revised down to a ratio of 0.605. Additionally, the share price of the Company fell from 280p at the date of the announcement to 98.4p on 15 January 2009 reflecting both the dilutive impact of the capital that the Company raised and the turmoil in the banking sector and equity markets in general. These factors combined to reduce the value of the consideration for HBOS.

In 2009, the Group recorded a tax credit of £1,911 million compared to a tax credit of £38 million in 2008. The tax credit in 2009 on a profit before tax of £1,042 million reflects the fact that the gain on acquisition of £11,173 million is not taxable, partly offset by the impact of losses in joint ventures and associates, losses where no deferred tax is provided and the tax charge attributable to UK life insurance policyholders and the Group’s interests in Open Ended Investment Companies (OEICs), which is required to be included within the income tax credit.

Total assets were £591,222 million higher at £1,027,255 million at 31 December 2009 compared to £436,033 million at 31 December 2008; loans and advances to customers were £386,625 million higher at £626,969 million at 31 December 2009 compared to £240,344 million at 31 December 2008; and customer deposits were £235,803 million higher at £406,741 million at 31 December 2009 compared to £170,938 million at 31 December 2008. These increases reflect the impact of the HBOS acquisition and, after allowing for the acquisition, total assets have reduced as the Group has commenced its announced strategy to reduce assets associated with non-relationship lending and investments, including business which is outside the Group’s current risk appetite. During 2009, the Group identified approximately £300 billion of such assets; it is the Group’s intention to manage these assets for value and, given the current economic climate, the primary focus will be on running these assets down over time. Over the next five years, the Group expects to achieve a reduction in these assets of approximately £200 billion (customer lending approximately £140 billion; treasury assets £60 billion). During 2009, this portfolio of assets reduced by some £60 billion. Subsequent to the HBOS acquisition, the Group’s loans and advances to customers have decreased as a result of the alignment of heritage risk appetites in Retail, a reduction in wholesale lending in Corporate Markets and a reduction in Wealth and International; customer deposits also decreased as growth in Retail was offset by the planned reduction in higher interest paying term deposits elsewhere.

The Group’s credit market exposures primarily relate to asset-backed securities exposures held in the Wholesale division; on the balance sheet these exposures are classified as loans and receivables, available-for-sale or trading and other financial assets at fair value through profit or loss depending on the nature of the investment. A detailed analysis of the Group’s asset-backed security exposures is provided in note 54 to the consolidated financial statements on page F-110. The total exposure to asset-backed securities has increased by £29,769 million from £16,521 million at 31 December 2008 to £46,290 million at 31 December 2009; however £31,010 million of these assets arise within the heritage HBOS business and, excluding these, total exposure to asset-backed securities was £1,241 million lower at £15,280 million at 31 December 2009 compared to £16,521 million at 31 December 2008.

Mortgage-backed security exposures were £11,817 million higher at £18,218 million, although excluding the heritage HBOS exposures they were £1,303 million lower at £5,098 million compared to £6,401 million at 31 December 2008. Exposures to Alt-A US residential mortgage-backed securities were £3,479 million higher, although adjusting for the heritage HBOS assets they were £167 million lower at £321 million compared to £488 million at 31 December 2008; there is no exposure to sub-prime US residential mortgage-backed securities.

For credit market exposures the Group’s approach is to analyse the underlying transaction to determine whether it needs to place reliance on any protection provided by an insurer or guarantor. In note 54 to the consolidated financial statements on page F-111 the Group discloses its exposures where reliance is placed on monoline insurers, which are limited to a total of £444 million at 31 December 2009. Of this total exposure, £436 million is rated AA with the remaining £8 million being sub-investment grade.

At the end of December 2009, the Group’s capital ratios, following the capital raising in December 2009, increased with a total capital ratio on a Basel II basis of 12.4 per cent (compared to 11.2 per cent at 31 December 2008), a tier 1 ratio of 9.6 per cent (compared to 8.0 per cent at 31 December 2008) and a core tier 1 ratio of 8.1 per cent (compared to 5.6 per cent at 31 December 2008). During 2009, risk-weighted assets increased by £322,817 million to £493,307 million compared to £170,490 million at 31 December 2008; this increase reflects the impact of the HBOS acquisition and, after allowing for the acquisition, there was a small decrease in risk-weighted assets as the effect of a reduction in balance sheet assets was partly offset by the procyclical impact of the weaker economic environment.

2008 COMPARED WITH 2007

The Group’s profit before tax in 2008 was £3,239 million, or 81 per cent, lower at £760 million compared to £3,999 million in 2007. Profit attributable to equity shareholders was £2,516 million, or 77 per cent, lower at £772 million compared to £3,288 million in 2007. Earnings per share were 22.2p, or 77 per cent, lower at 6.7p compared to 28.9p in 2007.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The net interest margin was 30 basis points higher at 2.63 per cent, or 27 basis points higher at 2.73 per cent excluding the fine margin reverse repurchase agreement assets. The increase in net interest margin largely reflected an improvement in margins on the unsecured lending products within UK Retail Banking, in Asset Finance and in Corporate Markets, partially offset by a deterioration in Commercial Banking margins as a result of an increase in the proportion of secured, lower margin lending; the margin within UK Retail Banking increased by 9 basis points and the margin within Wholesale and International Banking, excluding the fine margin reverse repurchase agreement balances, was 27 basis points higher.

Other income was a net expense of £709 million compared with net income of £12,119 million in 2007. The decrease of £12,828 million principally resulted from a decrease of £12,309 million in net trading income, with smaller decreases in net fee and commission income, of £87 million, other operating income, of £414 million, and insurance premium income, of £18 million. The reduction in net trading income principally arose in the Group’s insurance businesses and arose from the losses on policyholder investments; this decrease was broadly matched by a reduction in the insurance claims expense and on other lines within the income statement. Net trading income in Corporate Markets was also adversely affected by the impact of the continued market turmoil in 2008. Fees and commissions receivable were £7 million higher at £3,231 million compared to £3,224 million in 2007; increases in fees from corporate banking and card services were largely offset by a reduction in fees from insurance broking and as a result of disposals in 2007. Fees and commissions payable were £94 million, or 16 per cent, higher at £694 million compared to £600 million in 2007 as a result of increases in fees payable related to added-value account packages and cards, in both cases as a result of increased business volumes. Other operating income was £414 million, or 44 per cent, lower at £528 million compared with £942 million in 2007. The majority of this reduction resulted from the deterioration of the value of in-force asset in the insurance business.

The insurance claims expense was a credit of £2,859 million in 2008 compared with an expense of £7,522 million in 2007. The negative returns in 2008 on policyholder investments in the long-term insurance business have led to a reduction in insurance-related liabilities and a credit to the insurance claims expense. The charge in respect of general insurance was £109 million, or 36 per cent, lower at £193 million in 2008 compared to £302 million in 2007, principally reflecting the absence in 2008 of the severe weather related claims experienced in 2007.

Operating expenses were £532 million, or 10 per cent, higher at £6,100 million compared to £5,568 million in 2007. Operating expenses in 2008 included provisions in respect of certain historic US dollar payments and in respect of a Financial Services Compensation Scheme levy of £180 million and £122 million, respectively, and operating expenses in 2007 included £76 million in respect of the settlement of overdraft claims (see Operating expenses for more detail on these items). Staff costs were £73 million, or 3 per cent, higher at £2,978 million compared with £2,905 million in 2007. Salaries were £102 million higher at £2,230 million as the decrease in costs resulting from the sale of businesses in 2007 was more than offset by annual pay awards and an increased charge in respect of share-based compensation. Social security and pension and other post-retirement costs were broadly flat at £411 million in 2008 compared with £405 million in 2007. There was a decrease of £53 million in redundancy costs as the level of particular restructuring initiatives seen in 2007 was not repeated in 2008. Other staff costs were £18 million, or 6 per cent, higher at £323 million in 2008 as a result of a further increase in agency staff costs (used to cover project work). Excluding the provisions in respect of certain historic US dollar payments and in respect of the Financial Services Compensation Scheme levy in 2008 and the settlement of overdraft claims in 2007, other administrative expenses increased £77 million, or 4 per cent, to £2,034 million in 2008 from £1,957 million in 2007.

The impairment charge in the income statement was £1,216 million, or 68 per cent, higher at £3,012 million in 2008 compared with £1,796 million in 2007. The 2008 charge comprised a charge of £2,876 million, compared to £1,721 million in 2007, in respect of impairment losses on loans and receivables, a charge of £130 million, compared to £70 million in 2007, in respect of the impairment of available-for-sale financial assets and a charge of £6 million, compared to £5 million in 2007, relating to other credit risk provisions. In UK Retail Banking the charge increased by £248 million, or 20 per cent, to £1,472 million from £1,224 million in 2007; for personal loans and overdrafts the charge increased by £100 million and the charge in respect of mortgages increased by £149 million. The impairment charge as a percentage of average lending was higher at 1.22 per cent compared to 1.10 per cent in 2007. In Wholesale and International Banking the charge in respect of impairment losses on loans and receivables increased by £905 million, or 182 per cent, to £1,402 million from £497 million in 2007, reflecting the economic slowdown in the UK and the impact of a number of high profile financial services company collapses. Overall, the Group’s charge in respect of impairment losses on loans and receivables expressed as a percentage of average lending increased to 1.24 per cent compared to 0.84 per cent in 2007.

In 2007, a profit of £657 million arose on the sale of businesses, principally Abbey Life, a life assurance company, and Lloyds TSB Registrars, the company registration business of the Group.

In 2008, the Group recorded a tax credit of £38 million compared to a tax charge of £679 million in 2007. The tax credit arose as a result of the tax credits attributable to UK life insurance policyholders and the Group’s interests in Open Ended Investment Companies (OEICs), which are required to be included within the income tax expense.

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

In accordance with the amendment to IAS 39, in 2008 the Group reviewed the categorisation of its assets classified as held for trading and available-for-sale financial assets. On the basis that there was no longer an active market for some of those assets, which are therefore more appropriately managed as loans, the Group reclassified £2,993 million of assets classified as held for trading (measured at fair value through profit or loss immediately prior to reclassification) to loans and receivables with effect from 1 July 2008 and £437 million of assets classified as available-for-sale financial assets (measured at fair value through equity) to loans and receivables with effect from 1 November 2008. If the reclassifications had not been made, the Group’s income statement for 2008 would have included unrealised fair value losses on the reclassified trading assets of £347 million and an additional impairment charge of £209 million in respect of available-for-sale financial assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

NET INTEREST INCOME

	2009	2008	2007

Net interest income £m	9,026	7,718	6,099
Average interest-earning assets £m	849,534	293,967	262,144
Average rates:
– Gross yield on interest-earning assets %[1]	3.32	5.98	6.44
– Interest spread %[2]	1.02	2.37	2.20
– Net interest margin %[3]	1.06	2.63	2.33
Margin excluding average balances held under reverse repurchase agreements[4]:
– Net interest income £m	9,026	7,718	6,099
– Average interest-earning assets £m	841,713	282,400	248,233
– Net interest margin %	1.07	2.73	2.46

[1]	Gross yield is the rate of interest earned on average interest-earning assets.

[2]	Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

[3]

The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

[4]

Comparisons of net interest income and margins are impacted by the holdings of fine margin reverse repurchase agreements. To improve comparability, figures are also shown excluding average balances held under reverse repurchase agreements (2009: £7,821 million; 2008: £11,567 million; 2007: £13,911 million).

2009 COMPARED WITH 2008

Net interest income was £1,308 million, or 17 per cent, higher at £9,026 million in 2009 compared to £7,718 million in 2008. Excluding the net interest income of £4,049 million arising on the consolidation of HBOS’s post-acquisition results, net interest income was £2,741 million, or 36 per cent, lower at £4,977 million in 2009 compared to £7,718 million in 2008.

Excluding the interest flows arising on the consolidation of HBOS’s post-acquisition results, both interest income and interest expense fell in response to the historically low interest rate environment that prevailed throughout 2009; net interest income was reduced as the benefit of higher asset pricing was more than offset by the impact of lower deposit margins, reflecting the impact of falling base rates, and higher funding costs, which included the impact of the Group extending its wholesale funding maturity profile.

Average interest-earning assets were £555,567 million higher at £849,534 million in 2009 compared to £293,967 million in 2008. Excluding the average interest-earning assets of £526,630 million arising on the consolidation of HBOS’s post-acquisition results, average interest-earning assets were £29,207 million, or 10 per cent, higher at £323,174 million in 2009 compared to £293,967 million in 2008.

Excluding the average interest-earning assets arising on the consolidation of HBOS’s post-acquisition results, average personal mortgage balances within Retail were £5,973 million, or 6 per cent, higher at £106,068 million in 2009 compared to £100,095 million in 2008 as a result of the full-year effect on average balances of mortgage growth during 2008; period end mortgage balances being little changed over 2009. Average other personal lending balances within Retail were flat as the full-year effect on average balances of lending growth during 2008 has been offset by the impact of lower lending balances over 2009 as customers have reduced their personal indebtedness and not taken on new financial commitments in the current difficult economic environment. Average interest-earning assets in the Group’s other businesses were £23,312 million, or 14 per cent, higher at £190,591 million in 2009 compared to £167,279 million in 2008 as the full year benefit of lending growth over 2008 more than offset the asset reductions in 2009.

The Group’s net interest margin decreased by 157 basis points to 1.06 per cent in 2009 compared to 2.63 per cent in 2008 with reductions across the Group’s businesses. Margins in Retail declined as the impact of higher wholesale funding costs and lower deposit margins, in the low base rate environment, was only partly offset by the benefit of higher pricing on lending products. In Wholesale margins were also reduced, again as higher wholesale funding costs were only partly offset by higher asset pricing. Declining margins in Wealth and International reflected reducing base rates, a very competitive deposit environment and the increased funding costs.

2008 COMPARED WITH 2007

Net interest income increased by £1,619 million, or 27 per cent, to £7,718 million in 2008 compared to £6,099 million in 2007. Within Insurance and Investments, net interest income was £235 million, or 65 per cent, higher as a result of a further decrease in the amounts payable to unitholders in those OEICs included in the consolidated results of the Group; since these are policyholder items there was no impact on profit attributable to shareholders. For the rest of the Group, net interest income increased by £1,384 million, or 24 per cent, to £7,120 million in 2008 compared to £5,736 million in 2007. This increase arose as a result of both asset growth and an improvement in margins.

Average interest-earning assets were £31,823 million, or 12 per cent, higher at £293,967 million in 2008 compared to £262,144 million in 2007. Excluding the fine margin reverse repurchase agreement assets held for liquidity purposes, average interest-earning assets were £34,167 million, or 14 per cent, higher at £282,400 million in 2008 compared to £248,233 million in 2007. Average interest-earning assets in UK Retail Banking were £9,234 million higher; average mortgage balances were £8,652 million higher, reflecting the Group’s significantly increased share of net new mortgage lending, albeit in a reduced total market; and average balances on personal loans and overdrafts were £854 million higher although there was a small reduction in average credit card outstandings. Average interest-earning assets within the Insurance and Investments businesses, which included the mortgage book within Scottish Widows Bank, were £72 million lower; an increase of £722 million in the average mortgage balances was more than offset by a fall in deposit balances held by the consolidated funds. Within Wholesale and International Banking, average interest-earning assets increased by £22,547 million, or £24,891 million excluding the fine margin reverse repurchase agreement balances. Average balances within Corporate Markets, excluding the reverse repurchase agreement balances, were £19,333 million higher as the business improved levels of customer retention and continuing new business opportunities resulted in further growth in corporate lending and there was further balance growth in the lower margin treasury and structured finance areas. Further expansion of the Group’s lending to smaller businesses led to a £2,819 million increase in average balances in Commercial Banking, and International Banking average balances were £2,907 million higher (in part reflecting exchange rate movements) although average balances within Asset Finance fell slightly.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OTHER INCOME

	2009 £m	2008 £m	2007 £m

Fee and commission income:

– Current account fees	1,088	707	693
– Insurance broking	539	549	648
– Credit and debit card fees	765	581	536
– Trust and other fiduciary fees	395	413	362
– Other	1,467	981	985

	4,254	3,231	3,224
Fee and commission expense	(1,517)	(694)	(600)

Net fee and commission income	2,737	2,537	2,624
Net trading income	19,098	(9,186)	3,123
Insurance premium income	8,946	5,412	5,430
Gain on capital transactions	1,498	—	—
Other operating income	3,992	528	942

Total other income	36,271	(709)	12,119

2009 COMPARED WITH 2008

Other income was £36,980 million higher at £36,271 million in 2009 compared to a deficit of £709 million in 2008, as a result of the factors discussed below.

Fee and commission income was £1,023 million, or 32 per cent, higher at £4,254 million in 2009 compared to £3,231 million in 2008. However, excluding the fee and commission income that arose on the consolidation of HBOS’s post-acquisition results, fee and commission income was £479 million, or 15 per cent, lower at £2,752 million in 2009 compared to £3,231 million in 2008. The £479 million decrease in fee and commission income excluding the fee income in HBOS is largely due to a £424 million reduction in insurance broking income as a result of a market-wide move to monthly premiums on payment protection products, rather than up-front annual income.

Fee and commission expense was £823 million, or 119 per cent, higher at £1,517 million in 2009 compared to £694 million in 2008. Excluding fees payable of £862 million arising on the consolidation of the post-acquisition results of HBOS, fee and commission expense was £39 million, or 6 per cent, lower at £655 million in 2009 compared to £694 million in 2008 primarily as a result of volume-related reductions in asset management and other fees.

Net trading income improved by £28,284 million to net income of £19,098 million in 2009 compared to a net loss of £9,186 million in 2008. Excluding net trading income of £12,093 million arising from the consolidation of the post-acquisition results of HBOS, net trading income improved by £16,191 million to net income of £7,005 million in 2009 compared to a net loss of £9,186 million in 2008. Trading income in 2008 in the Group’s banking operations was particularly impacted by market dislocation, leading to significant downwards valuations on a number of assets; this was not repeated in 2009. In addition there was an improvement of £14,179 million in gains on policyholder investments held in the Group’s insurance businesses (and largely offset by an increase in the claims expense) as the improvement in market conditions has led to trading profits in 2009, compared to substantial losses in 2008.

Insurance premium income was £3,534 million, or 65 per cent, higher at £8,946 million in 2009 compared to £5,412 million in 2008. Excluding the premium income of £4,718 million that arose on consolidation of the post-acquisition results of HBOS, insurance premium income was £1,184 million, or 22 per cent, lower at £4,228 million in 2009 compared to £5,412 million in 2008. Earned premiums in respect of the Group’s long-term life and pensions business were £2,660 million, or 55 per cent, higher at £7,460 million in 2009 compared to £4,800 million in 2008. The consolidation of the post-acquisition results of HBOS contributed £3,890 million and, excluding this, premiums were £1,230 million, or 26 per cent, lower at £3,570 million in 2009 compared to £4,800 million in 2008; this reflects reduced new business sales as a result of the general contraction in the UK market. General insurance earned premiums were £874 million higher at £1,486 million in 2009 compared to £612 million in 2008. Excluding premiums of £828 million arising from the consolidation of the post-acquisition results of HBOS, general insurance earned premiums were £46 million, or 8 per cent, higher at £658 million in 2009 compared to £612 million in 2008; this primarily reflects modest growth in home insurance income.

During 2009 the Group exchanged certain existing subordinated debt securities for new securities, these exchanges resulted in a gain on extinguishment of the existing liability of £1,498 million, being the difference between the carrying amount of the securities extinguished and the fair value of the new securities together with related fees and costs; this gain arose because the balance sheet carrying values of these investments were in excess of market valuations at the time. In the first half of 2009, undated subordinated notes issued by a number of Group companies were exchanged for innovative tier 1 securities and senior unsecured notes issued by Lloyds TSB Bank plc. These exchanges resulted in a gain of £745 million. In July 2009, dated and undated subordinated liabilities issued by Clerical Medical Finance plc were exchanged for senior unsecured notes issued by Lloyds TSB Bank plc resulting in a gain of £30 million. In November 2009, as part of the restructuring plan that was a requirement for

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EC approval of state aid received by the Group, the Group agreed to suspend the payment of coupons and dividends on certain of the Group’s preference shares and preferred securities for the two year period from 31 January 2010 to 31 January 2012. This suspension gave rise to a partial extinguishment of the original liability, equivalent to the present value of the suspended cash flows. During December 2009, as part of the Group’s recapitalisation and exit from the Government Asset Protection Scheme, certain preference shares, preferred securities and undated subordinated notes were exchanged for enhanced capital notes. These exchanges, together with the partial extinguishment of liabilities arising from the suspension of payments on coupons, resulted in a gain of £723 million.

Other operating income was £3,464 million higher at £3,992 million in 2009 compared to £528 million in 2008; excluding the income of £1,517 million that arose on the consolidation of the post-acquisition results of HBOS, other operating income was £1,947 million higher at £2,475 million in 2009 compared to £528 million in 2008, principally reflecting an improvement in the movement in value of in-force business.

2008 COMPARED WITH 2007

Other income was £12,828 million lower at a net deficit of £709 million in 2008 compared to income of £12,119 million in 2007.

Fee and commission income was £7 million higher at £3,231 million in 2008 compared to £3,224 million in 2007. UK current account fees were £14 million higher reflecting growth in the numbers of higher-fee earning accounts during 2008. Insurance broking income was £99 million lower, driven by a sharp decrease in creditor insurance income as a side-effect of the reduced availability of consumer credit. Card fees were £45 million higher; merchant service charges were higher due to continuing growth in the merchant base and interchange income was £25 million higher as a result of increased levels of card usage. Other fees and commissions were £4 million lower at £981 million; continuing increases in factoring fees, corporate banking fees and asset management fees (in part due to the contracts entered into for the ongoing management of Abbey Life funds subsequent to disposal of that business in 2007) were offset by reductions in fees following the sale of Lloyds TSB Registrars and other businesses in 2007.

Fee and commission expense was £94 million, or 16 per cent, higher at £694 million compared to £600 million in 2007. There were increases in fees payable related to added-value account packages, in line with growth in the product, and higher levels of card fees payable as a result of the increased business volumes during 2008. There were also increased levels of fees payable in respect of the Group’s fund management activities and within its treasury operations.

Net trading income was £12,309 million lower at a loss of £9,186 million compared to income of £3,123 million in 2007. Of this decrease £10,917 million arose in the insurance businesses and represented reductions in the value of policyholder investments that are required to be reported gross in the income statement; the period-on-period decrease is largely matched by a compensating movement within the insurance claims figure which has moved by £10,381 million from a charge of £7,522 million in 2007 to a credit of £2,859 million in 2008. The remainder of the decrease, £1,392 million, arose within the banking businesses. Like many other financial institutions, the Group’s Corporate Markets business has been significantly affected by the ongoing impact of market dislocation; this has led to a charge within trading income of £956 million, compared to a charge of £188 million in 2007. The market dislocation losses largely reflected the impact of continuing mark-to-market adjustments in certain legacy trading portfolios, resulting from the marketwide repricing of liquidity and credit, together with the write-down of a number of asset-backed securities.

Insurance premium income was £18 million lower at £5,412 million compared to £5,430 million in 2007, with life and pensions premiums being £39 million lower at £4,800 million and general insurance premiums £21 million higher at £612 million. The small reduction in life and pensions premiums reflected the impact of the sale of Abbey Life (which accounted for £232 million of the premiums in 2007) and a decrease of £44 million in annuity premiums largely offset by growth in other life and pensions products within the Scottish Widows business. The increase in non-life insurance premiums was due to growth in home insurance income more than offsetting a volume-related decrease in respect of creditor products.

Other operating income was £414 million, or 44 per cent, lower at £528 million compared to £942 million in 2007. The movement in value of in-force business was a reduction of £325 million compared to a reduction of £93 million in 2007, as an improvement in new business income was more than offset by lower income from existing business principally reflecting the adverse effect of changes made to the economic assumptions used to calculate the value of in-force business included in the balance sheet and the impact of weaker investment markets. There was a reduction of £1 million in operating lease rental income and a reduction of £49 million in car dealership income following the sale of the Dutton Forshaw business in 2007 as well as reductions in other non-fee income.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING EXPENSES

	2009 £m	2008 £m	[1]	2007 £m	[1]
Administrative expenses:
Staff:
– Salaries	4,369	2,230		2,128
– Social security costs	383	176		167
– Pensions and other post-retirement benefit schemes	744	235		238
– Restructuring costs	412	14		67
– Other staff costs	767	323		305
	6,675	2,978		2,905
Premises and equipment:
– Rent and rates	569	318		304
– Hire of equipment	20	16		16
– Repairs and maintenance	226	151		154
– Other	341	165		145
	1,156	650		619
Other expenses:
– Communications and data processing	668	455		462
– Advertising and promotion	335	194		192
– Professional fees	540	229		279
– Other	1,310	808		481
	2,853	1,686		1,414
Depreciation and amortisation:
– Depreciation of tangible fixed assets	1,716	648		594
– Amortisation of acquired in-force non-participating investment contracts	75	—		—
– Amortisation of other intangible assets	769	38		36
	2,560	686		630
Impairment of goodwill	240	100		—
Total operating expenses, excluding Government Asset Protection Scheme fee	13,484	6,100		5,568
Government Asset Protection Scheme fee	2,500	—		—
Total operating expenses	15,984	6,100		5,568
Cost: income ratio (%)[2]	68.7	61.8		52.1

[1]	Restated for IFRS 2 (Revised).

[2]	Total operating expenses divided by total income, net of insurance claims.

2009 COMPARED WITH 2008

Operating expenses increased by £9,884 million, or 162 per cent, to £15,984 million in 2009 compared to £6,100 million in 2008. Excluding the operating expenses of £6,456 million arising on the consolidation of HBOS’s post-acquisition results, operating expenses were £3,428 million, or 56 per cent, higher at £9,528 million in 2009 compared to £6,100 million in 2008; this increase principally reflects the £2,500 million fee paid to the UK Government as part of the agreement for the Group not to enter into the Government Asset Protection Scheme, costs of £635 million borne within the Lloyds TSB businesses in respect of the integration of the enlarged Group and an increased charge in respect of goodwill impairment, only partly offset by the fact that operating expenses in 2008 included a £180 million settlement in relation to certain historic US dollar payments which was not repeated in 2009.

Staff costs were £3,697 million, or 124 per cent, higher at £6,675 million compared to £2,978 million in 2008. Excluding the staff costs of £3,014 million that arose on consolidation of the post-acquisition results of HBOS, staff costs were £683 million, or 23 per cent, higher at £3,661 million in 2009 compared to £2,978 million in 2008. Excluding the costs within HBOS, salaries were £87 million, or 4 per cent, higher as the impact of annual pay rises has more than offset staff reductions; pension costs were £128 million higher principally as a result of reduced asset levels in the defined benefit schemes at the end of 2008 which led to a lower expected return; restructuring costs were £209 million higher principally as a result of staff rationalisation as part of the Group integration programme; and other staff costs were £241 million higher, partly reflecting increased use of agency staff in relation to the integration programme.

Premises and equipment costs were £506 million, or 78 per cent, higher at £1,156 million in 2009 compared to £650 million in 2008. Excluding the premises and equipment costs that arose on the consolidation of the post-acquisition results of HBOS, premises and equipment costs were £84 million, or 13 per cent, higher at £734 million in 2009 compared to £650 million in 2008; rent and rates were £30 million higher, largely as a result of rent reviews, repairs and maintenance were £24 million higher and other premises and equipment costs were £36 million higher.

Other expenses were £1,167 million, or 69 per cent, higher at £2,853 million in 2009 compared to £1,686 million in 2008. Excluding the £1,185 million of costs that arose on consolidation of the post-acquisition results of HBOS, other costs were £18 million, or 1 per cent, lower at £1,668 million in 2009 compared to £1,686 million in 2008; however operating expenses in 2008 included the £180 million settlement in relation to certain historic US dollar payments and, excluding this, operating expenses excluding HBOS in 2009 were £162 million, or 11 per cent, higher at £1,668 million compared to £1,506 million in 2008. On this basis, professional fees were higher as a result of consultancy and other costs incurred in relation to integration, the Group’s consideration of the Government Asset Protection Scheme and other strategic projects; there were also increases in communications and data processing costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Depreciation and amortisation costs were £1,874 million higher at £2,560 million compared to £686 million in 2008. Depreciation of tangible fixed assets was £1,068 million higher at £1,716 million compared to £648 million in 2008; £1,035 million of this increase reflects the impact of consolidation of the post-acquisition results of HBOS. Amortisation of £75 million in respect of the acquired value of in-force non-participating investment contracts and £703 million in respect of acquisition-related intangibles (brands, core deposit intangibles, purchased credit card relationships and other customer related intangibles) arose from the acquisition of HBOS.

A charge of £240 million (2008: £100 million) arose in respect of the impairment of goodwill. The Group reviews goodwill held on its balance sheet for impairment at least annually or when events or changes in economic circumstances indicate that an impairment may have taken place. Goodwill attributable to the Group’s Asset Finance business, for which an impairment charge of £100 million was recognised in the Group’s financial statements for the year ended 31 December 2008, has been further reviewed for impairment due to the continuing uncertainties over the short-term macroeconomic environment. As a consequence, the carrying value of the consumer finance cash generating unit in Asset Finance (within Wholesale division) has been reassessed resulting in an additional goodwill impairment charge of £240 million in the year ended 31 December 2009.

The Group also paid a fee of £2,500 million to the UK Government in respect of the Group’s withdrawal from the Government Asset Protection Scheme (GAPS). The Group had entered into a Pre-Accession Deed dated 7 March 2009 relating to the proposed participation in GAPS. However, following the rights issue in November 2009, the Group withdrew from its proposed participation and, on 3 November 2009, entered into a GAPS Withdrawal Deed with HM Treasury pursuant to which, among other matters, the Group agreed to pay HM Treasury an amount of £2,500 million in recognition of the benefits to the Group’s trading operations arising as a result of HM Treasury proposing to make GAPS available to the Group.

2008 COMPARED WITH 2007

Operating expenses were £532 million, or 10 per cent, higher at £6,100 million in 2008 compared to £5,568 million in 2007. Operating expenses in both 2008 and 2007 were, however, impacted by a number of individually significant items. In January 2009, the Group announced that it had reached a settlement with both the US Department of Justice and the New York County District Attorney’s Office in relation to a previously disclosed investigation involving those agencies into certain historic US dollar payment practices; the Group had provided £180 million in respect of this matter in its 2008 results. The arrangements put in place to protect the depositors of Bradford & Bingley and other failed deposit taking institutions involving the Financial Services Compensation Scheme (FSCS) will result in a significant increase in the levies made by the FSCS on the industry. The Group made a provision of £122 million in 2008 in respect of its obligation for the estimated interest cost on the FSCS borrowings. During 2008, the basis of goodwill allocation in parts of the Asset Finance business was changed to treat the consumer finance business as a single cash generating unit encompassing the motor and personal finance operations which provide direct and point of sale finance. The markets in which this unit operated had been affected by the UK economic downturn, which was characterised by falling demand and increasing arrears at that point of that cycle. This, together with uncertainties over the likely short-term macroeconomic environment, resulted in a reassessment of the carrying value of the consumer finance cash generating unit and the recognition of a goodwill impairment charge of £100 million in 2008. The 2007 results included a charge of £76 million relating to the settlement of overdraft claims during that year, together with related costs. If the provision in respect of certain historic US dollar payments, the provision for the Financial Services Compensation Scheme levy and the impairment of goodwill in 2008 and the settlement of overdraft claims in 2007, are excluded, underlying operating expenses were £206 million, or 4 per cent, higher at £5,698 million in 2008 compared to £5,492 million in 2007, for the following reasons.

Staff costs were £73 million, or 3 per cent, higher at £2,978 million in 2008 compared to £2,905 million in 2007. Salaries were £102 million, or 5 per cent, higher at £2,230 million. There was a small increase in staff numbers which, together with the effect of the annual pay awards and an increased charge in respect of share-based compensation, more than offset staff reductions following the sale of businesses during 2007. National insurance costs were £9 million, or 5 per cent, higher at £176 million compared to £167 million in 2007. Pension costs were £3 million, or 1 per cent, lower at £235 million compared to £238 million in 2007; this small reduction arose because an £8 million increase in the cost of contributions to defined contribution pension schemes (which cover all eligible new employees) has been more than offset by an £11 million reduction in the charge in respect of defined benefit schemes (following further increases in asset values and expected returns at the end of 2007). There was a £53 million decrease in redundancy costs as the level of particular restructuring initiatives seen in 2007 was not repeated in 2008. Other staff costs were £18 million, or 6 per cent, higher at £323 million compared to £305 million in 2007 as a result of a further increase in costs for agency staff (used to cover project work).

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

Other costs were £101 million, or 25 per cent, higher at £506 million compared to £405 million in 2007; this increase reflected increased levels of operational losses, partly due to adverse fraud experience, higher insurance costs as a result of a review of the level of insurance cover held at the end of 2007, a further increase in the charge in respect of deferred acquisition costs in the insurance businesses, in part due to restructuring of certain insurance products, and a general increase in miscellaneous expenditure. Advertising and promotion costs were £2 million, or 1 per cent, higher at £194 million compared to £192 million in 2007, as a further increase in expenditure relating to the Group’s sponsorship of the London 2012 Olympics and higher levels of advertising in relation to Corporate business were partly offset by the non-repetition of particular campaigns from 2007. Professional fees were £50 million, or 18 per cent, lower at £229 million compared to £279 million in 2007 as these costs in 2007 included significant expenditure on a number of projects including the transfer of the mortgage lending and deposits of Lloyds TSB Bank plc’s subsidiary, Cheltenham & Gloucester plc, into Lloyds TSB Bank plc, and further mortgage securitisations. Communications and external data processing costs were £7 million, or 2 per cent, lower at £455 million compared to £462 million in 2007 as underlying increases in software and telecommunications charges were more than offset by the effect of the businesses sold in 2007, particularly the company registration business.

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

The cost: income ratio was 61.8 per cent in 2008 compared to 52.1 per cent in 2007.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENT

	2009 £m	2008 £m	2007 £m
Impairment losses on loans and receivables:
Loans and advances to banks	(3)	135	(1)
Loans and advances to customers	15,783	2,584	1,722
Debt securities classified as loans and receivables	248	157	—
Total impairment losses on loans and receivables	16,028	2,876	1,721
Impairment of available-for-sale financial assets	602	130	70
Other credit risk provisions	43	6	5
Total impairment charged to the income statement	16,673	3,012	1,796

2009 COMPARED WITH 2008

Impairment losses increased by £13,661 million to £16,673 million in 2009 compared to £3,012 million in 2008. Excluding the impairment losses of £12,257 million arising on the consolidation of HBOS’s post-acquisition results, impairment losses were £1,404 million, or 47 per cent, higher at £4,416 million in 2009 compared to a £3,012 million in 2008; this increase includes £1,664 million in respect of loans and advances to customers and reflects the substantial deterioration in the credit environment; partly offset by a reduction in the charge in respect of loans and advances to banks and other impairment provisions.

The impairment charge in respect of loans and advances to customers was £13,199 million higher at £15,783 million in 2009 compared to £2,584 million in 2008. Excluding the impairment losses of £11,535 million arising on the consolidation of HBOS’s post-acquisition results, impairment losses in respect of loans and advances to customers were £1,664 million, or 64 per cent, higher at £4,248 million in 2009 compared to £2,584 million in 2008. This reflects the substantial deterioration in the credit environment leading to increased charges in respect of both unsecured personal lending, as rising UK unemployment has impacted the charge in both the retail banking and asset finance operations, and non-personal lending. During 2009, following the acquisition of HBOS, the Group has experienced a significant rise in impairment levels in its lending portfolios. This largely represents falls in the value of commercial real estate and the impact of the economic deterioration during the year, including the effects of rising unemployment and reduced corporate cash flows. In Retail, impairment losses increased, particularly reflecting the impact of increases in UK unemployment during 2009 on the unsecured charge, which was partly offset by a lower secured impairment charge as house prices stabilised. The Wholesale charge increased significantly reflecting the year-on-year decline in commercial property valuations and reduced levels of corporate cash flows; in particular, the real estate related lending exposures in the heritage HBOS portfolios were more sensitive to the downturn in the economic environment. The Group has spent a significant amount of time analysing and addressing the issues in the heritage HBOS portfolios, with the greatest attention paid to the over concentration in real estate related lending and those portfolios that fall outside of the Lloyds TSB risk appetite. As a result of this portfolio review, which applied prudent assumptions to real estate asset expectations, and with the deterioration in the economy translating into lower commercial property valuations, the Group took prudent and material impairment charges in the period following the acquisition. In the Wealth and International business the impairment charge reflected significant provisions against the Irish and Australian commercial real estate portfolios.

The impairment charge in respect of loans and advances to banks improved by £138 million to a credit of £3 million compared to a charge of £135 million in 2008; this reflected a small release in 2009 whereas 2008 included a number of specific charges as a result of the economic conditions faced by some banks at that time.

The impairment charge in respect of debt securities classified as loans and receivables increased by £91 million, or 58 per cent, to £248 million in 2009 compared to £157 million in 2008; £140 million arose from the consolidation of the post-acquisition results of HBOS and there was a reduction of £49 million in respect of heritage Lloyds TSB businesses.

Impairment losses in respect of available-for-sale financial assets were £472 million higher at £602 million in 2009 compared to £130 million in 2008. This increase was principally due to the charge of £577 million arising on the consolidation of the post-acquisition results of HBOS and reflects impairment of certain debt securities taken on as part of the acquisition.

The charge in respect of other credit risk provisions was £43 million in 2009 compared to £6 million in 2008; £5 million of the charge in 2009 relates to the post-acquisition results of HBOS.

2008 COMPARED WITH 2007

The impairment charge in the income statement was £1,216 million, or 68 per cent, higher at £3,012 million in 2008 compared to £1,796 million in 2007. This comprised a charge of £2,876 million, compared to a charge of £1,721 million in 2007, in respect of impairment losses on loans and receivables, a charge of £130 million, compared to a charge of £70 million in 2007, in respect of the impairment of available-for-sale financial assets and a charge of £6 million, compared to a charge of £5 million in 2007, in respect of other credit risk provisions.

The impairment charge in respect of loans and receivables was £1,155 million, or 67 per cent, higher at £2,876 million compared to £1,721 million in 2007.

In UK Retail Banking the charge increased by £248 million, or 20 per cent, to £1,472 million from £1,224 million in 2007, resulting in a charge as a percentage of average lending of 1.22 per cent compared to 1.10 per cent in 2007. This particularly reflected an increase of £149 million in the impairment charge in respect of mortgage lending from £18 million in 2007 to £167 million in 2008 as a result of the impact of reducing house prices and a deterioratiing economic environment in the UK. Increased impairment charges also arose in respect of personal loans and overdrafts (up £100 million, or 15 per cent, from £679 million in 2007 to £779 million in 2008) as a result of higher arrears, resulting in an increase in the impairment charge, expressed as a percentage of average lending, from 5.32 per cent in 2007 to 5.73 per cent in 2008. The impairment charge in respect of credit card outstandings was flat at £526 million in 2008 compared to £527 million in 2007, despite a decrease in average balances, as a result of increased arrears and fraud losses – the impairment charge in respect of card lending, expressed as a percentage of average lending, increased from 7.96 per cent in 2007 to 8.12 per cent in 2008.

A charge of £2 million, compared to £nil in 2007, in Insurance and Investments related to the mortgage lending in Scottish Widows Bank.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In Wholesale and International Banking the impairment charge in respect of loans and receivables increased by £905 million from £497 million in 2007 to £1,402 million in 2008 and this charge as a percentage of average lending was 1.33 per cent compared to 0.57 per cent in 2007. The charge within Corporate Markets was significantly higher at £939 million in 2008 compared to £165 million in 2007 as a result of a charge of £253 million, compared to a charge of £22 million in 2007, in relation to exposures to assets affected by current capital markets uncertainties, as well as a number of charges in relation to customers affected by the severe economic downturn and to the collapse of certain financial services companies. The impairment charge in Commercial Banking was £89 million, or 90 per cent, higher at £188 million in 2008 compared to £99 million in 2007, again reflecting the impact of the economic downturn; and the charge in Asset Finance was £42 million, or 18 per cent, higher at £270 million in 2008 compared to £228 million in 2007, as a result of higher arrears.

Overall, the Group’s charge in respect of impairment losses on loans and receivables expressed as a percentage of average lending increased to 1.24 per cent compared to 0.84 per cent in 2007.

A charge of £130 million in 2008, compared to a charge of £70 million in 2007, arose in respect of the impairment of available-for-sale financial assets, largely in relation to certain asset-backed security collateralised debt obligations, although £30 million of the charge in 2008 reflected the write-off of the Group’s investment in Bradford & Bingley equity shares.

TAXATION

	2009 £m	2008 £m	2007 £m
UK corporation tax:
– Current tax on profits for the year	(227)	(667)	(763)
– Adjustments in respect of prior years	(310)	(19)	30
	(537)	(686)	(733)
Double taxation relief	10	91	60
	(527)	(595)	(673)
Foreign tax:
– Current tax on profits for the year	(221)	(144)	(98)
– Adjustments in respect of prior years	40	4	3
	(181)	(140)	(95)
Current tax charge	(708)	(735)	(768)
Deferred tax	2,619	773	89
Taxation credit (charge)	1,911	38	(679)

2009 COMPARED WITH 2008

The rate of tax is influenced by the geographic and business mix of profits. The effective rate of tax was negative in both 2009 and 2008 as tax credits arose on the profits in both years; the statutory corporation tax rates were 28 per cent in 2009 and 28.5 per cent in 2008. The tax credit is distorted, in particular, by both the gain on acquisition of £11,173 million in 2009, which does not attract a tax charge, and the goodwill impairment charges of £240 million in 2009 and £100 million in 2008 on which no tax relief can be taken. The effective tax rate is also distorted by the requirement to include, within income tax in the income statement, the tax attributable to UK life insurance policyholder earnings and the Group’s interests in OEICs, being a tax charge of £410 million for 2009 compared to a tax credit of £461 million in 2008. Excluding these items the effective tax rate in 2009 was 22.5 per cent compared to 32.0 per cent in 2008. Of this 9.5 per cent decrease in the effective rate, 7.3 per cent is attributable to the impact in 2009 of losses arising in certain subsidiaries resident in Ireland, for which a deferred tax asset cannot be recognised, and the statutory tax rate is 12.5 per cent; the remainder of the decrease in the effective tax rate in 2009 on this adjusted basis reflects normal fluctuations in disallowed and non-taxable items. The Group does not expect the tax rate, excluding the impact of policyholders’ tax and OEICs, to vary significantly from the average UK corporation tax rate.

2008 COMPARED WITH 2007

The effective rate of tax in 2008 was a negative 4.7 per cent, as a tax credit arose on the profit for the year, compared to an effective rate of tax in 2007 of 17.0 per cent and corporation tax rates of 28.5 per cent in 2008 and 30 per cent in 2007. The effective tax rate is distorted by the requirement to include, within income tax in the income statement, the tax attributable to UK life insurance policyholder earnings and the Group’s interests in OEICs, being a tax credit of £461 million for 2008 compared to a tax credit of £217 million in 2007. The effective rate in 2007 was also particularly distorted by substantial profits on disposal of businesses, on which no tax charge arose, and the impact on the tax charge of the 2007 Finance Act reduction in the corporation tax rate from 30 per cent to 28 per cent (as a result of which the Group’s deferred tax liabilities were remeasured leading to a credit to the Group’s tax charge of £110 million). Excluding these items the effective tax rate in 2008 was 32.0 per cent compared to 28.3 per cent in 2007. Of this 3.7 per cent increase in the effective rate, 3.9 per cent is attributable to the impact of the Group’s £180 million provision in respect of certain historic US dollar payments, on which no tax relief is assumed; the remainder of the increase in the effective tax rate in 2008 on this adjusted basis reflected normal fluctuations in disallowed and non-taxable items.

ECONOMIC PROFIT

In pursuit of its aim to maximise shareholder value over time, the Group has for a number of years used a system of value based management as a framework to identify and measure value creation and has used economic profit, a non-GAAP measure, as a measure of performance. The Group continues to believe that economic profit provides important information for investors, because it captures both growth in investment and return and informs management decision making. In light of the substantial changes to the structure of the Group arising from the acquisition of HBOS and the changes in the quantum and structure of the Group’s capital over 2009, the Group is in the process of determining appropriate economic profit methodologies for the enlarged group.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTEGRATION

Annualised cost savings from synergies and other operating efficiencies of £2 billion are now targeted by the end of 2011, an increase from the previously forecast cost savings in excess of £1.5 billion. The increase arises in the main from further efficiency gains leading to role reductions and, to a lesser extent, property and procurement benefits which are now more certain following the application of the Lloyds TSB approach to HBOS.

Total cost reductions from synergies of £534 million are ahead of the target £450 million. They are analysed by division in the table below and relate primarily to reductions in staff numbers and procurement savings.

Integration costs of £1,096 million relating to severance, IT and business costs of implementation were incurred during 2009. The severance provisions are for over 15,000 role reductions announced in the year, of which more than 11,500 relate to 2009, the balance being delivered in 2010. The overwhelming majority of role reductions in 2009 were achieved through redeployment, natural turnover and voluntary redundancy.

The Group’s policy is to use natural turnover and to redeploy people wherever possible to retain their expertise and knowledge within the Group. Where it is necessary for colleagues to leave the Group, this is achieved by offering voluntary severance and by making less use of contractors and agency colleagues. Compulsory redundancies are a last resort.

Savings realised year to 31 December 2009	£m		£m
By division		By expenditure type
Retail	124	People	263
Wholesale	86	Procurement[1]	126
Wealth and International	28	IT	57
Insurance	55	Property	11
Group Operations	221	Other	77
Central items	20
	534		534

1     Procurement benefits totalling £174 million were achieved, split £126 million against the ongoing cost base and £48 million within the £1,096 million integration costs.

Over the last year, the Group has mobilised its integration programme, building systems integration plans whilst delivering financial benefits and making good progress towards creating a truly integrated organisation. For example, the Group has published proposals to harmonise employee terms and conditions across the Group, launched a single Group Intranet to improve communication and ease contact between colleagues and enhanced the IT infrastructure to allow colleagues full connectivity at the Group’s buildings. A single consistent framework of risk policies is in place, comprising 71 detailed risk policies applicable across the combined Group.

Savings to date have been driven largely from role reductions resulting from deployment of the new Group organisational design adopting the Lloyds TSB approach. The overwhelming majority of role reductions in 2009 were achieved through redeployment, natural turnover and voluntary redundancy. Only a small proportion left via compulsory redundancy. In addition the Group has ceased occupancy of 83 properties during 2009, well ahead of the start of year target of 50.

Procurement benefits in 2009 have also been significant at £174 million with approximately £1.5 billion of spend having gone through e-auctions and the Group has in parallel reviewed and consolidated key supplier contracts with over 90 per cent of spend now being through its top 1,000 suppliers.

The Group has progressed well through the IT design and is now focused on building and delivering an integrated technical infrastructure. Preparations for system integration and data migration are in full flight with the scale up of IT equipment to handle increased volumes. Detailed plans are in place, along with testing requirements that are fully commensurate with an integration of this scale.

In the circular to shareholders regarding the acquisition of HBOS, it was stated that annual cost savings of £1.5 billion (run-rate) were expected to be achieved by the end of 2011 at a cost of approximately 140 per cent. The Group is now expecting £2 billion of savings, analysed by division in the table below, at an implementation cost to synergy ratio of around 155 per cent. The increase in the ratio of implementation costs to annualised cost savings has been driven principally by a recognition of the relative complexity of the HBOS systems and processes.

The synergies achieved in the year of £534 million include a number of one-off savings, which have been excluded from the sustainable run-rate benefits. There has also been an increase in the rate of savings in the year resulting in a sustainable run-rate benefit of £766 million.

	2009	2011
	Synergy run-rate £m	Current view of synergy targets £m	Allocation of Group Operations target to divisions £m	Current view by market facing division £m
Retail	157	378	489	867
Wholesale	157	282	250	532
Wealth and International	115	213	29	242
Insurance	99	162	77	239
Group Operations	209	907	(907)	—
Central items	29	58	62	120
	766	2,000	—	2,000

This discussion of integration includes certain forward looking statements with respect to management’s expectations for the Group’s financial condition and performance, which by their nature involve risk and uncertainty. See Forward looking statements and Risk factors for a discussion of factors that could cause actual results to differ materially from the expectations expressed in such forward looking statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LINE OF BUSINESS INFORMATION

2009 COMPARED WITH 2008

The requirements for IFRS segmental reporting are set out in IFRS 8 ‘Operating Segments’ which mandates that an entity’s segmental reporting should reflect the way in which its operations are viewed and judged by its chief operating decision maker. As a consequence, the Group’s statutory segmental reporting follows the combined businesses basis as explained below (see also note 4 to the consolidated financial statements).

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect its organisational and management structures. GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources. This assessment includes a consideration of each segment’s net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis. The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

The Group’s activities in 2009 were organised into four financial reporting segments: Retail, Wholesale, Wealth and International and Insurance. The segmental results and comparatives are presented on the basis reviewed by the chief operating decision maker and as a consequence include the pre-acquisition results of HBOS for 2008 and the period from 1 January 2009 to 16 January 2009.

Comparisons of results on a historical consolidated statutory basis are dominated by the impact of the acquisition of HBOS as the 2009 statutory results include the results of HBOS from 16 January 2009, together with the effects of the unwind of fair value adjustments made to the HBOS balance sheet on acquisition, and the 2008 statutory results do not include any results of HBOS. In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a ‘combined businesses’ basis. The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

•	In order to reflect the impact of the acquisition, the following adjustments have been made:

	–	the 2008 results include the results of HBOS as if it had been acquired on 1 January 2008;

	–	the 2009 results assume HBOS had been owned throughout the year;

	–	the unwind of acquisition-related fair value adjustments is shown as one line in the 2009 combined businesses income statement and has not been back-dated to 2008; and

	–	the gain on acquisition of HBOS and amortisation of purchased intangible assets have been excluded.

•	In order to present better the underlying business performance the following items, not related to the acquisition, have also been excluded:

	–	the results of BankWest and St. Andrews, sold in December 2008, and the related loss on disposal;

	–	insurance and policyholder interests volatility;

	–	integration costs;

	–	goodwill impairment; and

	–	Government Asset Protection Scheme fee.

Readers should be aware that the combined businesses basis has been presented for comparative purposes only and is not intended to provide proforma information or show the results of the Group if the acquisition of HBOS had taken place at an earlier date. Readers should also note that HBOS was not managed by the current management of Lloyds Banking Group in 2008.

The results of the businesses are set out below:

	2009 £m	2008 £m
Retail	1,382	2,542
Wholesale	(4,703)	(10,479)
Wealth and International	(2,356)	277
Insurance	975	1,540
Group Operations and Central items:
Group Operations	(149)	(76)
Central items	(1,449)	(517)
	(1,598)	(593)
Loss before tax – combined businesses	(6,300)	(6,713)

The aggregate total of the combined businesses basis segmental results is a non-GAAP measure; further discussion of this measure is set out on page 39.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RECONCILIATION OF COMBINED BUSINESSES LOSS BEFORE TAX TO STATUTORY PROFIT BEFORE TAX FOR THE YEAR

	Note	2009 £m	2008 £m

Loss before tax – combined businesses		(6,300)	(6,713)
Integration costs	1	(1,096)	—
Volatility	2	478	(2,349)
Government Asset Protection Scheme fee	3	(2,500)	—
Negative goodwill credit	4	11,173	—
Amortisation of purchased intangibles and goodwill impairment	5	(993)	(258)
Pre-acquisition results of HBOS plc	6	280	10,825
Insurance grossing adjustment	7	—	10
Results of BankWest and St. Andrews	8	—	90
Loss on disposal of businesses	9	—	(845)

Profit before tax – statutory		1,042	760

1.	Integration costs

One-off integration costs of £1,096 million were incurred in 2009; these relate to severance, IT and other costs of implementation. The severance provisions relate to over 15,000 role reductions announced in 2009, of which more than 11,500 relate to 2009, the balance being delivered in 2010. The overwhelming majority of role reductions in 2009 were achieved through re-deployment, natural turnover and voluntary redundancy.

2.	Volatility

The Group’s statutory profit before tax is significantly affected by two items that impact the underlying financial performance of the Group, namely insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which reflects primarily the gross up of policyholder tax included in the Group tax charge.

During 2009, the Group’s statutory profit before tax included positive insurance and policyholder interests volatility of £478 million compared to negative volatility of £2,349 million in 2008 primarily reflecting the more favourable financial markets in 2009.

Volatility comprises the following:

	2009 £m	2008 £m

Insurance volatility	237	(1,425)
Policyholder interests volatility	298	(924)
Group hedge costs	(57)	—

Total	478	(2,349)

Management believes that excluding volatility from profit before tax on a combined businesses basis provides useful information for investors on the performance of the business as it excludes amounts included within profit before tax which do not accrue to the Group’s equity holders and excludes the impact of changes in market variables which are beyond the control of management.

The most significant limitations associated with profit before tax excluding volatility are:

(i)	Insurance volatility requires an assumption to be made for the normalised return on equities and other investments; and

(ii)	Insurance volatility impacts on the Group’s regulatory capital position, even though it is not included within profit before tax on a combined businesses basis.

Management compensates for the limitations above by:

(i)	Monitoring closely the assumptions used to calculate the normalised return used within the calculation of insurance volatility; these assumptions are disclosed below; and

(ii)	Producing separate reports on the Group’s current and forecast capital ratios.

Insurance volatility

The Group’s insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value. The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in the value of both the liabilities and the investments be reflected within the income statement. As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the results on the basis of an expected return in addition to results based on the actual return.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The expected sterling investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom (Sterling)	2010%	2009%	2008%

Gilt yields (gross)	4.45	3.74	4.55
Equity returns (gross)	7.45	6.74	7.55
Dividend yield	3.00	3.00	3.00
Property return (gross)	7.45	6.74	7.55
Corporate bonds in unit linked and with-profit funds (gross)	5.05	4.34	5.15
Fixed interest investments backing annuity liabilities (gross)	5.30	5.72	5.52

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year) is included within insurance volatility. Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the With Profits Funds, the value of the in-force business and the value of shareholders’ funds.

The liabilities in respect of the Group’s annuity business are matched by a portfolio of fixed interest securities, which includes a large proportion of corporate bonds. In accordance with the approach adopted in 2008, the value of in-force business for the annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of these corporate bond holdings. The illiquidity premium is estimated to have reduced to 75 basis points as at 31 December 2009 (31 December 2008: 154 basis points) which has offset the gains on assets backing the annuity liabilities reducing the volatility of the results. Overall, the positive volatility in 2009 of £237 million, reflected a partial recovery in financial markets. During 2009, equities have recovered by 22 per cent and corporate bond spreads have narrowed, offset by a reduction in gilts reflecting an increase in yields and a reduction in property values of 6.6 per cent. This contrasts with 2008 where a 33 per cent reduction in equities was the main driver of the £1,425 million negative volatility in 2008.

Policyholder interests volatility

The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life and pensions business. In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, equalisation adjustments are made to remove this volatility from underlying profits. The effect of these adjustments is separately disclosed as policyholder interests volatility; there is no impact upon profit attributable to equity shareholders over the long term.

The most significant of these additional sources of volatility is policyholder tax. Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income. The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge. Over the longer term the charges levied to policyholders to cover policyholder tax on investment returns and the related tax provisions are expected to offset. In practice timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility. Other sources of volatility include the minorities’ share of the profits earned by investment vehicles which are not wholly owned by the long-term assurance funds.

During the year ended 31 December 2009, the statutory profit before tax in both the Insurance and Wealth and International divisions included credits to other income which relate to the policyholder interests volatility credit of £298 million (2008: policyholder interests volatility charge of £924 million). The market recovery in 2009 increased policyholder tax liabilities and led to a policyholder tax charge of £346 million during the year in the Group’s tax charge. This was partly offset by a credit of £48 million relating to differences in the expected levels of policyholder tax provisions and charges. This compares to 2008 when substantial policyholder tax losses were generated as a result of the fall in property, bond and equity values.

Hedge costs

To protect against further deterioration in equity market conditions, and the consequent negative impact on the value of business in force on the Group balance sheet, the Group purchased put option contracts. The charge booked for 2009 was £57 million. These options expired on 15 January 2010.

3.	Government Asset Protection Scheme fee

The Group entered into an agreement in March 2009 relating to its proposed participation in the Government Asset Protection Scheme (GAPS). However, following its successful rights issue, the Group withdrew from its proposed participation and agreed to pay HM Treasury £2,500 million in recognition of the benefits to the Group’s trading operations arising as a result of HM Treasury proposing to make GAPS available to the Group (see Major shareholders and related party transactions – Information about the Lloyds Banking Group’s relationship with the UK Government – GAPS withdrawal deed).

4.	Negative goodwill credit

On 16 January 2009, the Group acquired 100 per cent of the ordinary share capital of HBOS plc. The consideration for the acquisition of HBOS comprised the issue of 7,776 million ordinary shares in Lloyds Banking Group plc together with the costs of acquisition. In determining the fair value of the consideration, the Company used the share price of its equity securities quoted on the London Stock Exchange, as at the date of completion.

As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill of £11,173 million arose on the acquisition. The negative goodwill is recognised as ‘Gain on acquisition’ in the income statement for the year ended 31 December 2009.

The exercise to fair value the assets and liabilities of HBOS took into account prevailing market conditions at the time of completion and, where appropriate, the Group engaged independent external advisers. As the consideration paid was significantly less than the provisional fair value of the net assets acquired, the results of the fair value calculations were subject to additional challenge in accordance with the requirements of IFRS 3.

On the date that the acquisition was announced (18 September 2008) the implied goodwill was a small positive amount based on the share price of the Company and the originally announced conversion factor of 0.833 Lloyds Banking Group plc shares for each HBOS share. However, a number of factors led to negative goodwill being recognised on completion of the transaction.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

By the time of the recommended offer, it had become increasingly difficult for HBOS to raise funds in wholesale markets and HBOS faced an outflow of customer deposits, reflecting reduced investor and depositor confidence. Subsequent to the announcement of the offer, turbulence in the markets continued, fuelled by concerns about credit risk and worsening economic conditions. For HBOS, confidence continued to deteriorate amid ongoing funding difficulties and concerns over the extent of future credit losses. Measures by national authorities and central banks failed to stem this turbulence and the UK Government decided in October 2008 that it would be appropriate for the UK banking sector to increase its level of capitalisation. The capital raising, underwritten by the UK Government, was made available to HBOS on condition that the acquisition by the Company completed. As a consequence of the capital that HBOS was required to issue and the impact of market conditions on the future prospects of the new group, the terms of the final agreed offer were revised down to a ratio of 0.605. Additionally, the share price of the Company fell from 280p at the date of the announcement to 98.4p on 15 January 2009 reflecting both the dilutive impact of the capital that the Company raised and the turmoil in the banking sector and equity markets in general. These factors combined to reduce the value of the consideration for HBOS.

5.	Amortisation of purchased intangibles and goodwill impairment

A total of £4,650 million of the customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS and these are being amortised over their estimated useful lives, where this has been determined to be finite. This has resulted in a charge of £753 million in the year ended 31 December 2009.

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

The Group reviews goodwill held on its balance sheet for impairment at least annually or when events or changes in economic circumstances indicate that an impairment may have taken place. Goodwill attributable to the Group’s asset finance business, for which an impairment charge of £100 million was recognised in the Group’s financial statements for the year ended 31 December 2008, has again been reviewed for impairment in 2009 due to the continuing uncertainties over the short-term macroeconomic environment. As a consequence, the carrying value of the consumer finance cash generating unit within Asset Finance has been reassessed resulting in an additional goodwill impairment charge of £240 million.

The charge in 2008 of £258 million comprised impairment of goodwill, principally in relation to the heritage Lloyds TSB asset finance operations, the ICC business banking division in Ireland and a specialist area of the HBOS UK credit card business.

6.	Pre-acquisition results of HBOS plc

The acquisition of HBOS plc on 16 January 2009 has had a significant effect on the comparability of the Group’s financial position and results, as a consequence, the combined businesses basis results are prepared as if HBOS had been owned by the Group for the full year 2009 and throughout 2008.

7.	Insurance grossing adjustment

The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net on a separate line.

8.	Results of BankWest and St. Andrews

As explained below, HBOS sold part of its Australian operations in December 2008, the trading results of these businesses up to the date of sale have been excluded from the combined businesses basis results.

9.	Loss on disposal of businesses

On 19 December 2008, HBOS completed the sale of part of its Australian operations, principally Bank of Western Australia Limited and St. Andrews Australia Pty Limited, to Commonwealth Bank of Australia Limited; this resulted in a pre-tax loss on disposal of £845 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RETAIL

Retail is the largest retail bank in the UK and the leading provider of current accounts, savings, personal loans, credit cards and mortgages. With its strong stable of brands including Lloyds TSB, Halifax, Bank of Scotland, Birmingham Midshires and Cheltenham & Gloucester, at 31 December 2009 Retail served over 30 million customers through one of the largest branch and fee free ATM networks in the UK.

At 31 December 2009, Retail had approximately 22 million current account customers and provided social banking to over 4 million people through basic banking or social banking accounts. It was also the largest provider of personal loans in the UK, as well as being the UK’s leading credit card issuer. Retail provides one in four residential mortgages making it the leading UK mortgage lender as well as being a major provider of home finance for the first time buyer. Retail is the largest private sector savings provider in the UK, with over 21 million savers at 31 December 2009. It is also a major general insurance and bancassurance distributor, selling a wide range of long-term savings, investment and general insurance products.

	2009 £m	2008 £m

Net interest income	7,970	8,454
Other income	1,804	2,739

Total income	9,774	11,193
Operating expenses	(4,566)	(4,963)

Trading surplus	5,208	6,230
Impairment	(4,227)	(3,695)
Share of results of joint ventures and associates	(6)	7

Profit before tax and fair value unwind	975	2,542
Fair value unwind	407	—

Profit before tax	1,382	2,542

Profit before tax from Retail was £1,160 million, or 46 per cent, lower at £1,382 million in 2009 compared to £2,542 million in 2008; profit in 2009 included a credit of £407 million in relation to the unwinding of fair value adjustments arising from the acquisition of HBOS plc by the Group. Profit before tax and fair value unwind decreased by £1,567 million, or 62 per cent, to £975 million in 2009 compared to £2,542 million in 2008. This decrease was driven by higher impairment losses and lower income, partly offset by a reduction in operating expenses.

Total income decreased by £1,419 million, or 13 per cent, to £9,774 million in 2009 compared to £11,193 million in 2008, reflecting a reduction in margins, lower payment protection income and non-recurring one-off income in 2008. Total income was analysed as follows:

	2009 £m	2008 £m

Mortgages and Savings	3,667	5,009
Consumer Banking	6,107	6,184

Total income	9,774	11,193

Total income in Mortgages and Savings has decreased by £1,342 million, or 27 per cent, to £3,667 million in 2009 compared to £5,009 million in 2008. The reduction in Mortgage income reflected increased wholesale money market funding costs, which was partly offset by higher asset pricing. Lower income in Savings was the result of margin pressures arising from lower base rates and the competitive environment, the impact of which was partly offset by higher customer deposits.

Income within Consumer Banking (where the principal products are current accounts and unsecured lending) was £77 million, or 1 per cent, lower at £6,107 million in 2009 compared to £6,184 million in 2008. On 1 January 2009 Retail introduced a monthly premium payment protection product and ceased selling single premium products. This new product offers customers the benefit of monthly payments and income is recognised over the life of the loan rather than all being recognised in the first year. This reduction in income, together with the effect of lower loan volumes, was broadly offset by an improved performance across the rest of Consumer Banking, including benefits from asset re-pricing.

Lending to customers in Retail, net of impairment provisions and fair value adjustments arising from the acquisition of HBOS plc by the Group, was £6,019 million, or 2 per cent, lower at £371,058 million in 2009 compared to £377,077 million in 2008; this reflects the impact of customers reducing their personal indebtedness and not taking on new financial commitments in the current difficult economic environment.

Retail continued to build its mortgage business in a contracting market by focusing on the prime mortgage market, particularly through the branch network rather than intermediaries, whilst maintaining a prudent approach to risk. Gross new mortgage lending totalled £34,666 million during 2009, compared to £78,058 million in 2008, representing a market share of 24 per cent. Retail has maintained its commitment to the housing market and first time buyers, with more than 60 per cent of new lending in 2009 being for house purchase rather than for re-mortgage. The average loan-to-value ratio at the end of 2009 was 54.8 per cent compared with 54.9 per cent at the end of 2008, whilst the average loan-to-value ratio on new residential lending in 2009 was 59.3 per cent compared with 63.1 per cent in 2008. Specialist lending balances (self certified and sub-prime) decreased slowly following the decision, at the start of the year, to withdraw from this market. New buy-to-let lending remained broadly flat at 13 per cent of total new mortgage lending; however, redemptions in this book were low.

Buy-to-let mortgage balances have increased by £2,872 million in the year. Retail continued to carefully assess the risks of such lending and as a result the average loan-to-value on new lending in the buy-to-let portfolio has fallen to 65.6 per cent at the end of 2009 compared to 73.1 per cent at the end of 2008.

Customer deposits were £7,867 million, or 4 per cent, higher at £224,149 million in 2009 compared to £216,282 million in 2008 despite the high level of term deposits maturing during the period, as a result of Halifax and Bank of Scotland deposit gathering activities in the first half of 2008. Current account balances have increased by 15 per cent in the year resulting from growth in the number of current accounts and the low interest rate environment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Retail’s net interest margin decreased by 18 basis points to 1.97 per cent in 2009 compared to 2.15 per cent in 2008, reflecting higher wholesale funding costs and reduced margins on savings products due to the low base rate environment, partly offset by higher asset pricing which led to a stronger margin in the second half of 2009.

Operating expenses decreased by £397 million, or 8 per cent, to £4,566 million in 2009 compared to £4,963 million in 2008. This decrease was driven primarily by a focus on cost control, cost savings resulting from integrating the two businesses and the benefit of a lower Financial Services Compensation Scheme levy. The reduction in operating expenses resulting from integrating the Lloyds TSB and HBOS retail businesses was delivered through streamlining management structures, consolidating the number of mortgage operational sites, integrating and simplifying the mortgage operating model, procurement savings from the rationalisation of suppliers and property savings through the consolidation of sites.

Impairment losses on loans and advances increased by £532 million, or 14 per cent, to £4,227 million in 2009 compared to £3,695 million in 2008. Impairment losses as a percentage of average advances were 1.11 per cent in 2009 compared to 0.97 per cent in 2008. Higher unemployment and the weak economy drove a significant increase in unsecured impairments which was partly offset by a lower secured impairment charge as house prices stabilised. Unsecured impairment losses are sensitive to economic conditions, particularly unemployment levels; consequently the 2009 impairment charge increased by £1,038 million to £3,438 million. The stabilisation of the housing market, in combination with lower interest rates and prudent risk management, has resulted in the secured impairment charge decreasing in 2009 by £506 million to £789 million.

Arrears levels in the secured portfolios were higher than 2008 but improved in the second half of 2009, and remained below the industry average. The percentage of mortgage cases more than three months in arrears increased to 2.3 per cent at 31 December 2009 compared to 1.8 per cent as at 31 December 2008. The stock of repossessed properties reduced by 32 per cent to 2,720 properties compared to 4,011 properties at the end of 2008 and, as a proportion of total accounts, remains lower than the industry average. Currently, average proceeds from the sale of repossessed properties are in excess of average valuations assumed in Retail’s provisioning models.

Impaired loans in the unsecured lending portfolio, as at 31 December 2009, totalled £3,819 million, or 11.9 per cent of closing advances (after writing off some £2,100 million of loans provided against in earlier years). This compared with £5,350 million, or 14.7 per cent of closing advances at 31 December 2008; however, on an equivalent basis (adjusting for the write-off in 2009) impaired loans at 31 December 2008 totalled some £3,250 million, or 8.9 per cent of advances. The underlying increase in impaired loans which occurred in 2009 reflected the weak economy, particularly rising unemployment. During 2009 a number of actions have been taken which improved delinquency rates on new business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

WHOLESALE

The Wholesale division serves in excess of a million businesses, ranging from start-ups and small enterprises to global corporations, with a range of propositions fully segmented according to customer need. The enlarged division, following the acquisition of HBOS, comprises Corporate Markets, Treasury and Trading and Asset Finance.

Corporate Markets comprises Corporate, Commercial, Corporate Real Estate, Specialist Finance and Wholesale Markets. Corporate, Commercial and Corporate Real Estate provide relationship-based banking, risk management and advisory services to corporate and commercial customers principally in the UK. Relationships with customers with an annual turnover greater than £15 million are managed within Corporate, and commercial property-based relationships (including hotel, property-based leisure and construction) are generally managed within the Corporate Real Estate business. Commercial provides financial services to business customers ranging from new start-ups to those with a turnover of up to £15 million and invoice discounting and factoring services to a broader range of customers. Specialist Finance includes the acquisition finance and private equity businesses; all new business is being written under the brands of Lloyds Acquisition Finance or Lloyds Development Capital. Wholesale Markets provides risk management solutions, specialised lending, capital markets advisory and multi-product financing solutions to its customers, whilst managing the Group’s own portfolio of structured credit investments and treasury assets.

Treasury and Trading’s role is to provide access to financial markets in order to meet the Group’s balance sheet management requirements, and provides trading infrastructure to support execution of customer-driven risk management transactions, whilst operating within a well controlled and conservative risk appetite.

Asset Finance consists of a number of leasing, hire purchase and speciality lending businesses including Contract Hire (Lex, Autolease and Hill Hire), Specialist Assets and Consumer Finance (Black Horse Motor and Personal Finance). Hire purchase is a form of consumer financing where a customer takes possession of goods on payment of an initial deposit but the legal title to the goods does not pass to the customer until the agreed number of instalments have been paid and the option to purchase has been exercised.

	2009 £m	2008 £m

Net interest income	4,710	5,752
Other income	4,199	(302)

Total income	8,909	5,450
Operating expenses	(4,106)	(4,591)

Trading surplus	4,803	859
Impairment	(15,683)	(10,394)
Share of results of joint ventures and associates	(720)	(944)

Loss before tax and fair value unwind	(11,600)	(10,479)
Fair value unwind	6,897	—

Loss before tax	(4,703)	(10,479)

Loss before tax from Wholesale improved by £5,776 million to a loss of £4,703 million in 2009 compared to a loss of £10,479 million in 2008; however, the loss in 2009 included a credit of £6,897 million in relation to the unwinding of fair value adjustments arising from the acquisition of HBOS plc by the Group. Loss before tax and fair value unwind deteriorated by £1,121 million to a loss of £11,600 million in 2009 compared to a loss of £10,479 million in 2008. This deterioration was driven by higher impairment losses, only partly offset by an increase in other operating income and a decrease in operating expenses.

Total income increased by £3,459 million, or 63 per cent, to £8,909 million in 2009 compared to £5,450 million in 2008, driven by a large increase in other income.

Lending to customers in Wholesale, net of impairment provisions and fair value adjustments arising from the acquisition of HBOS plc by the Group, was £42,754 million, or 18 per cent, lower at £191,808 million in 2009 compared to £234,562 million in 2008. Customer deposits were £4,552 million, or 3 per cent, lower at £153,389 million in 2009 compared to £157,941 million in 2008.

Net interest income was £1,042 million, or 18 per cent, lower at £4,710 million in 2009 compared to £5,752 million in 2008. The net interest margin, adjusted to exclude products where either the funding costs or the related revenues are recognised in other income, declined by 33 basis points to 1.52 per cent in 2009 compared to 1.85 per cent in 2008. This reduction in income and margin reflected higher wholesale funding costs partly offset by higher asset pricing.

Other income was £4,501 million higher at £4,199 million in 2009 compared to a deficit of £302 million in 2008. Other income in 2008 had been significantly reduced due to the effect of the dislocation in credit markets which resulted in investment valuation write-downs in the Wholesale business; these factors were not repeated in 2009. Other income in 2009 also benefited from good transaction volumes in capital markets and strong flows of client-driven derivative transactions at improved spreads.

Operating expenses decreased by £485 million, or 11 per cent, to £4,106 million in 2009 compared to £4,591 million in 2008. Operating expenses in 2008 included a £180 million settlement in relation to certain historic US dollar payments; excluding this item from 2008, operating expenses decreased by £305 million, or 7 per cent, to £4,106 million in 2009 compared to £4,411 million in 2008. This decrease reflects reduced levels of operating lease business and cost savings achieved from the integration programme, partly offset by increased investment in Wholesale’s customer focused business support functions.

Impairment losses increased by £5,289 million to £15,683 million in 2009 compared to £10,394 million in 2008. Impairment losses for loans and advances as a percentage of average loans and advances to customers were 5.92 per cent in 2009 compared to 3.32 per cent in 2008. These increased impairment losses reflect the continued weak economic climate, higher levels of corporate failures, and application of prudent Lloyds Banking Group provisioning policy, notably in HBOS Corporate Real Estate and HBOS Corporate (UK and US) transactions. However, total impairment losses are expected to have peaked in the first half of 2009, amounting to £9,738 million, compared to £5,945 million in the second half, a reduction of 39 per cent.

Wholesale’s share of results of joint ventures and associates improved by £224 million, or 24 per cent, to a loss of £720 million in 2009 compared to a loss of £944 million in 2008; there were lower levels of write-offs in 2009 as the majority of the book is fully written-off.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

WEALTH AND INTERNATIONAL

Wealth and International is a new division formed in 2009 to give increased focus and momentum to the private banking and asset management businesses and to closely co-ordinate the management of the Group’s international businesses.

The Wealth business comprises private banking, wealth and asset management businesses in the UK and overseas. The key operations are UK and International Private Banking, which operate under the Lloyds TSB and Bank of Scotland brands, the Channel Islands and Isle of Man offshore businesses, the expatriates business and the Asset Management business which, following the completion of the sale of Insight Investment, is now consolidated within Scottish Widows Investment Partnership. In addition the Group holds a 60 per cent stake in St James’s Place plc and a 55 per cent stake in Invista Real Estate, respectively the UK’s largest independent listed wealth manager and real estate fund management group.

The International business comprises the Group’s other international banking businesses outside the UK, with the exception of corporate business in North America which is managed through the Group’s Wholesale division. These largely comprise corporate, commercial and asset finance businesses in Australia, Ireland and Continental Europe and retail businesses in Ireland, Germany and the Netherlands.

	2009 £m	2008 £m

Net interest income	1,217	1,314
Other income	1,128	1,191

Total Income	2,345	2,505
Operating expenses	(1,544)	(1,476)

Trading surplus	801	1,029
Impairment	(4,078)	(731)
Share of results of joint ventures and associates	(21)	(21)

Profit (loss) before tax and fair value unwind	(3,298)	277
Fair value unwind	942	—

Profit (loss) before tax	(2,356)	277

Wealth	198	369
International	(3,496)	(92)

Profit (loss) before tax and fair value unwind	(3,298)	277

Profit before tax from Wealth and International was £2,633 million lower at a loss of £2,356 million in 2009 compared to a profit of £277 million in 2008; the loss in 2009 included a credit of £942 million in relation to the unwinding of fair value adjustments arising from the acquisition of HBOS plc by the Group. Profit before tax and fair value unwind decreased by £3,575 million to a loss of £3,298 million in 2009 compared to a profit of £277 million in 2008. This deterioration was driven by higher impairment losses.

Total income decreased by £160 million, or 6 per cent, to £2,345 million in 2009 compared to £2,505 million in 2008. This decrease reflects lower net interest margins, and the impact of lower global stock markets particularly in the first half of the year, partly offset by favourable foreign exchange movements.

Lending to customers in Wealth and International, net of impairment provisions and fair value adjustments arising from the acquisition of HBOS plc by the Group, was £1,005 million, or 2 per cent, lower at £63,548 million in 2009 compared to £64,553 million in 2008 as net repayments and increased impairment provisions in the International businesses have been offset by the transfer of a European loan portfolio of some £7,000 million from Wholesale division.

Customer deposits were £5,058 million, or 15 per cent, lower at £29,037 million in 2009 compared to £34,095 million in 2008 primarily due to outflows in Ireland reflecting aggressive pricing from competitors who have also benefited from the Irish Government deposit guarantee.

Net interest income was £97 million, or 7 per cent, lower at £1,217 million in 2009 compared to £1,314 million in 2008. The net interest margin, adjusted to exclude earnings on policyholder funds and products where either the funding costs or the related revenues are recognised in other income, declined by 35 basis points to 1.71 per cent in 2009 compared to 2.06 per cent in 2008. This margin reduction reflects higher wholesale funding costs and lower deposit margins in the low base rate environment, partly offset by the impact of strong portfolio management in International and higher asset pricing leading to higher margins.

Other income was £63 million, or 5 per cent, lower at £1,128 million in 2009 compared to £1,191 million in 2008. This decrease was driven by falls in global stock markets, particularly in the first half of 2009, impacting sales volumes and fee income across all Wealth businesses; partly offset by favourable exchange movements in the International operations.

Operating expenses increased by £68 million, or 5 per cent, to £1,544 million in 2009 compared to £1,476 million in 2008. Adverse foreign exchange movements increased operating expenses in both the Wealth and the International businesses and additional costs resulted from investments to increase distribution capacity in Private Banking to support future growth plans, additional costs associated with the transitional services following the disposal by HBOS of BankWest and St. Andrews Australia in December 2008, the development of International’s deposit taking operation in Germany and increased risk management resources to manage impaired asset portfolios in Ireland and Australia. These increases in costs were partly offset by cost savings from integration, particularly in the Asset Management business.

Impairment losses increased by £3,347 million to £4,078 million in 2009 compared to £731 million in 2008. This reflects the significant deterioration in the credit risk environment in Ireland and Australia as well as the impact of the economic environment on the UK Private Banking and Expatriate lending portfolios. Of the total impairment losses in 2009, £2,949 million arose in Ireland which experienced a significant deterioration in asset values driven by the collapse in liquidity and severe decline in the property sector where commercial real estate values fell by over 50 per cent and house prices by over 25 per cent from their peak. A further £849 million of the total impairment losses in 2009 arose in Australia, driven by concentrations in property and in other sectors such as media, printing and transport which have been hardest hit by the downturn. Business Support Units have been established in both Ireland and Australia, supplemented by a divisional sanctioning process, to provide independent divisional oversight and control of the portfolios.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE

The Insurance division consists of three business units:

LIFE, PENSIONS AND INVESTMENTS UK

The UK Life, Pensions and Investments business is the leading bancassurance provider in the UK and has one of the largest intermediary sales forces in the industry. The business includes Scottish Widows which, for a number of years, has been a subsidiary of the Lloyds TSB Group and the provider of long-term savings and investment products distributed through all channels of that group. Following the acquisition of HBOS, the Life, Pensions and Investments business also includes business written through the intermediary and bancassurance channels under the Clerical Medical and Halifax brands respectively.

In common with other life assurance companies in the UK, the life and pensions business of each of the life assurance companies in the Lloyds Banking Group is written in a long-term business fund. The main long-term business funds are divided into With Profit and Non-Profit sub-funds.

With-profits life and pensions products are written from the respective With Profit sub-funds in the Group. The benefits accruing from these policies are designed to provide a smoothed return to policyholders who hold their policies to maturity through a mix of annual and final (or terminal) bonuses added to guaranteed basic benefits. The guarantees generally only apply on death or maturity. The actual bonuses declared will reflect the experience of the With Profit sub-fund.

Other life and pensions products are generally written from Non-Profit sub-funds.

Examples include unit-linked policies, annuities, term assurances and health insurance (under which a predetermined amount of benefit is payable in the event of an insured event such as being unable to work through sickness). The benefits provided by linked policies are wholly or partly determined by reference to a specific portfolio of assets known as unit-linked funds.

LIFE, PENSIONS AND INVESTMENTS EUROPE

The European Life, Pensions and Investments business distributes products primarily in the German market under the Heidelberger Leben and Clerical Medical brands. The business unit was included within the International division of the former HBOS group.

GENERAL INSURANCE

The combined General Insurance business is a leading distributor of home and payment protection insurance in the UK, with products sold through the branch network, direct channels and strategic corporate partners. The business is one of the largest underwriters of personal insurance business in the UK and also has significant brokerage operations for personal and commercial insurances. It operates primarily under the Lloyds TSB, Halifax and Bank of Scotland brands.

		2009 £m	2008 £m

Net interest income		(287)	(345)
Other income		2,944	3,493

Total income		2,657	3,148
Insurance claims		(637)	(481)

Total income, net of insurance claims		2,020	2,667
Operating expenses		(974)	(1,129)
Share of results of joint ventures and associates		(22)	2

Profit before tax and fair value unwind		1,024	1,540
Fair value unwind		(49)	—

Profit before tax		975	1,540

Profit before tax and fair value unwind by business unit
Life, Pensions and Investments	– UK business	617	826
	– European business	75	149
General Insurance		367	537
Other		(35)	28

Profit before tax and fair value unwind		1,024	1,540

Profit before tax from Insurance was £565 million lower at £975 million in 2009 compared to £1,540 million in 2008. The profit in 2009 included a charge of £49 million in relation to the unwinding of fair value adjustments arising from the acquisition of HBOS plc by the Group. Profit before tax and fair value unwind was £516 million lower at £1,024 million in 2009 compared to £1,540 million in 2008. This deterioration in profits followed a reduction in income and an increase in claims, due to factors including demanding market conditions, partly offset by a decrease in operating expenses.

Total income decreased by £491 million, or 16 per cent, to £2,657 million in 2009 compared to £3,148 million in 2008 due to the non-recurrence of £334 million of HBOS legacy one-off benefits, principally in Life, Pensions and Investments, enjoyed in 2008 and the impact of challenging economic conditions driving lower sales and returns, partially offset by significantly lower charges for policyholder lapses.

Net interest income was £58 million, or 17 per cent, better at a deficit of £287 million in 2009 compared to a deficit of £345 million in 2008.

Other income was £549 million, or 16 per cent, lower at £2,944 million in 2009 compared to £3,493 million in 2008. Within the life and pensions activities, new business profit was significantly impacted by the general contraction in the life, savings and investments market and the reduction also reflects the integration of the intermediary sales forces and the withdrawal of a number of legacy HBOS products with poor returns. Existing business profit within the UK life and pensions activities reduced by 10 per cent, this includes a reduction in expected return, reflecting lower asset values resulting from adverse investment markets in 2008, a lower assumed rate of return and the non-recurrence of one-off benefits enjoyed by HBOS in 2008. These impacts have been partly offset by a significant reduction in charges for policyholder lapses in 2009. Within the general insurance activities, income was lower principally due to payment protection insurance income decreasing as a result of the market-wide move to monthly premiums on payment protection, partly offset by lower distribution commission payable to the Retail division.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Insurance claims were £156 million, or 32 per cent, higher at £637 million in 2009 compared to £481 million in 2008, primarily due to higher payment protection insurance claims related to unemployment. Whilst property claims were impacted by flooding and freeze claims in the final quarter of 2009, benefits from ongoing investments in claims processes continue to be realised.

Operating expenses decreased by £155 million, or 14 percent, to £974 million in 2009 compared to £1,129 million in 2008; this is mainly due to continued focus on cost management and delivering integration synergies.

Insurance’s share of results of joint ventures and associates deteriorated to a loss of £22 million in 2009 compared to a profit of £2 million in 2008.

LIFE, PENSIONS AND INVESTMENTS

UK BUSINESS

		2009 £m	2008 £m

	Net interest income	(273)	(282)
	Other income	1,474	1,758

	Total income	1,201	1,476
	Operating expenses	(584)	(650)

	Profit before tax and fair value unwind	617	826

	Profit before tax and fair value unwind analysis
New business profit	– insurance business[1]	328	465
	– investment business[1]	(196)	(247)

	Total new business profit	132	218
	Existing business profit	483	534
	Expected return on shareholders’ net assets	2	74

	Profit before tax and fair value unwind	617	826

[1]

As required under IFRS, products are split between insurance and investment contracts depending on the level of insurance risk contained. For insurance contracts, the new business profit includes the net present value of profits expected to emerge over the lifetime of the contract, including profits anticipated in periods after the year of sale; for investment contracts the figure reflects the profit in the year of sale only, after allowing for the deferral of initial income and expenses. Consequently the recognition of profit for investment contracts is deferred relative to insurance contracts.

Profit before tax and fair value unwind decreased by £209 million, or 25 per cent, to £617 million in 2009 compared to £826 million in 2008. New business profit was significantly impacted by the general contraction in the life, savings and investments market but the reduction also reflects the integration of the intermediary sales forces and the withdrawal of a number of legacy HBOS products with poor returns.

Existing business profit reduced by £51 million, or 10 per cent, to £483 million in 2009 compared to £534 million in 2008. This reflects a reduction in expected return, reflecting lower asset values resulting from adverse investment markets in 2008, a lower assumed rate of return and the non-recurrence of one-off benefits in HBOS in 2008, principally relating to a move to a more market consistent basis of embedded value and enhancements to the bond proposition. Those impacts have been partly offset by a significant reduction in charges for policyholder lapses in 2009.

Expected returns on shareholders’ net assets were impacted both by a lower assumed rate of return and by reduced asset values as a result of severe market falls in 2008.

EUROPEAN BUSINESS

Profit before tax and fair value unwind decreased by £74 million, or 50 per cent to £75 million in 2009 compared to £149 million in 2008. New business profits reduced by £32 million driven by lower sales, reflecting economic and market conditions. Existing business profits decreased, primarily due to lower expected returns. In 2008, as a result of moving to a more market consistent basis of embedded value in HBOS, a one-off benefit of £123 million arose. The impact of this was largely offset by a significant reduction in charges for policyholder lapses in 2009.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

NEW BUSINESS

The table below provides an analysis of the present value of new business premiums (PVNBP) for business written by the Insurance division, split between the UK and European Life, Pensions and Investments businesses. PVNBP is the measure of new business premiums for the life and pensions business and OEIC sales that management monitors because it provides an indication of both the performance and the profitability of the business – this is calculated as the value of single premiums plus the discounted present value of future expected regular premiums.

	UK £m	2009 Europe £m	Total £m	UK £m	2008 Europe £m	Total £m

Protection	519	49	568	492	51	543
Payment protection	153	—	153	679	—	679
Savings and investments	2,689	312	3,001	4,149	372	4,521
Individual pensions	2,275	185	2,460	4,216	306	4,522
Corporate and other pensions	2,600	—	2,600	2,940	—	2,940
Retirement income	887	—	887	1,451	—	1,451
Managed fund business	146	—	146	216	—	216

Life and pensions	9,269	546	9,815	14,143	729	14,872
OEICs	3,704	—	3,704	3,303	—	3,303

Total	12,973	546	13,519	17,446	729	18,175

Analysis by channel
Bancassurance excluding payment protection	6,844	—	6,844	7,677	—	7,677
Payment protection	153	—	153	679	—	679

Bancassurance	6,997	—	6,997	8,356	—	8,356
Intermediary	5,639	546	6,185	8,704	729	9,433
Direct	337	—	337	386	—	386

Total	12,973	546	13,519	17,446	729	18,175

The present value of new business premiums reduced by £4,656 million, or 26 per cent, to £13,519 million in 2009 compared to £18,175 million in 2008 reflecting both a general contraction in the UK and European markets as well as the re-positioning of the UK intermediary product range. Sales through the intermediary channel were significantly impacted as the UK intermediary sales forces were integrated and a number of legacy HBOS products with poor returns were withdrawn. As a result, sales in the intermediary channel reduced by 34 per cent. Sales through the bancassurance channel, excluding payment protection, continued to perform relatively robustly with a reduction of 11 per cent. This includes Scottish Widows sales through the bancassurance network which showed good growth of 18 per cent. Sales of OEIC products were strong with an increase of 12 per cent in 2009.

GENERAL INSURANCE

	2009 £m	2008 £m
Home insurance
Underwriting income (net of reinsurance)	897	885
Commission receivable	71	50
Commission payable	(94)	(70)
	874	865
Payment protection insurance
Underwriting income (net of reinsurance)	731	860
Commission receivable	13	428
Commission payable	(395)	(923)
	349	365
Other
Underwriting income (net of reinsurance)	8	20
Commission receivable	69	71
Commission payable	(28)	(36)
Other (including investment income)	(6)	93
	43	148
Net operating income	1,266	1,378
Claims paid on insurance contracts (net of reinsurance)	(637)	(481)
Operating income, net of claims	629	897
Operating expenses	(262)	(360)
Profit before tax and fair value unwind	367	537

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Profit before tax and fair value unwind from General Insurance decreased by £170 million, or 32 per cent, to £367 million in 2009 compared to £537 million in 2008.

Claims were £156 million, or 32 per cent, higher at £637 million compared to £481 million in 2008, primarily due to higher payment protection insurance claims related to unemployment. Whilst property claims were impacted by flooding and freeze claims in the final quarter of 2009, benefits from ongoing investments in claims processes continue to be realised.

Against the background of a particularly competitive market in which the general insurance business has a leading position, home insurance income generated modest growth of £9 million, or 1 per cent to £874 million in 2009 compared to £865 million in 2008. Payment protection insurance income decreased by £16 million, or 4 per cent, to £349 million in 2009 compared to £365 million in 2008 as a result of the market-wide move to monthly premiums on payment protection, partly offset by lower distribution commission payable to the Retail division.

Other income has reduced, primarily reflecting lower interest rates and the allocation of certain charges.

Operating expenses decreased by £98 million, or 27 per cent, to £262 million in 2009 compared to £360 million in 2008. Adjusting for the reclassification of claims handling expenses into claims paid and non-recurring marketing spend in 2008, costs improved by 10 per cent year on year, reflecting continued focus on cost management and cost savings achieved through the integration.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GROUP OPERATIONS

	2009 £m	2008 £m
Net interest income	(69)	(59)
Other income	20	35
Total income	(49)	(24)
Direct costs:
Information technology	(1,265)	(1,347)
Operations	(555)	(542)
Property	(979)	(1,019)
Procurement	(166)	(159)
Support functions	(101)	(89)
	(3,066)	(3,156)
Result before recharges to divisions	(3,115)	(3,180)
Total net recharges to divisions	2,941	3,100
Share of results of joint ventures and associates	3	4
Loss before tax and fair value unwind	(171)	(76)
Fair value unwind	22	—
Loss before tax	(149)	(76)

Loss before tax from Group Operations deteriorated by £73 million to £149 million in 2009 compared to £76 million in 2008. The loss in 2009 included a credit of £22 million in relation to the unwinding of fair value adjustments arising from the acquisition of HBOS plc by the Group. Loss before tax and fair value unwind deteriorated by £95 million to £171 million in 2009 compared to £76 million in 2008.

Total income, excluding recharges to divisions, decreased by £25 million, to a deficit of £49 million in 2009 compared to a deficit of £24 million in 2008. Net interest income was £10 million, or 17 per cent, lower at a net expense of £69 million in 2009 compared to a net expense of £59 million in 2008. Other income was £15 million, or 43 per cent, lower at £20 million in 2009 compared to £35 million in 2008.

Direct costs were £90 million, or 3 per cent, lower at £3,066 million in 2009 compared to £3,156 million in 2008; this reflects the impact of integration synergies and a continued focus on cost management.

IT costs decreased due to the early realisation of synergy savings following the consolidation of IT operations across the Group in addition to lower investment spend as project activity was rationalised and replaced by integration activity; property costs were also lower, primarily due to the realisation of synergy savings as a result of the integration and the consolidation of premises (which has been achieved at a faster rate than originally anticipated).

Recharges to divisions were £159m, or 5 per cent, lower at £2,941 million in 2009 compared to £3,100 million in 2008.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CENTRAL ITEMS

	2009 £m	2008 £m

Net interest income	(815)	(213)
Other income	1,780	(223)

Total income	965	(436)
Operating expenses	(294)	(21)

Trading surplus (deficit)	671	(457)
Impairment	—	(60)
Share of results of joint ventures and associates	(1)	—

Profit (loss) before tax and fair value unwind	670	(517)
Fair value unwind	(2,119)	—

Loss before tax	(1,449)	(517)

Central items are comprised of three main elements:

1	The residual net interest position arising from the Group’s processes to allocate the following elements of net interest income to the divisions:

	•	interest on the Group’s equity position;

•

net interest margin cost resulting from central capital activities, primarily arising on the management of senior and subordinated debt and preference shares net of such cost allocated to the divisions; and

	•	cost to the Group of funding wholesale and liquidity balances.

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

Loss before tax from Central items deteriorated by £932 million to £1,449 million in 2009 compared to £517 million in 2008. The loss in 2009 included a charge of £2,119 million in relation to the unwinding of fair value adjustments arising from the acquisition of HBOS plc by the Group. Profit before tax and fair value unwind was £670 million in 2009 compared to a loss of £517 million in 2008.

Total income increased by £1,401 million, to £965 million in 2009 compared to a deficit of £436 million in 2008. Net interest income was £602 million lower at a net expense of £815 million in 2009 compared to a net expense of £213 million in 2008. Other income was £2,003 million higher at £1,780 million in 2009 compared to a deficit of £223 million in 2008; this was primarily as a result of gains arising when the Group exchanged certain existing subordinated debt securities for new securities. These exchanges resulted in a gain on extinguishment of the existing liability of £1,498 million (of which £1,468 million is reflected in Central items), being the difference between the carrying amount of the securities extinguished and the fair value of the new securities together with related fees and costs.

Operating expenses were £273 million higher at £294 million in 2009 compared to £21 million in 2008; this was due in part to higher professional fees and other costs associated with a number of group-wide projects, including the proposed participation in the Government Asset Protection Scheme, and an increase in the amount of pension costs held centrally.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COMBINED BUSINESSES BASIS SUMMARY – 2009 COMPARED WITH 2008

Readers should be aware that the combined businesses basis has been presented for comparative purposes only and is neither intended to provide proforma information nor to show the results of the Group as if the acquisition of HBOS had taken place at an earlier date. Readers should also note that HBOS was not managed by the current management of Lloyds Banking Group in 2008.

As noted on page 2, the combined businesses basis segmental results for 2009 and 2008 are presented in accordance with IFRS. However, the aggregated total of the combined businesses segmental results constitutes a non-GAAP measure as defined by the SEC.

The acquisition of HBOS plc on 16 January 2009 has had a significant impact on the results of the Group. Comparisons of the Group’s performance on a statutory basis are, therefore, dominated by the impact of the acquisition of HBOS; the 2009 statutory results include the results of HBOS from 16 January 2009, together with the effects of the unwind of fair value adjustments made to the HBOS balance sheet on acquisition, and the 2008 statutory results do not include any results of HBOS.

Management uses the aggregated total of the combined businesses segmental results, a non-GAAP measure, as a measure of performance, and believes that it provides important information for investors, because it is a comparable representation of the Group’s performance. Profit before tax is the comparable GAAP measure to profit before tax on a combined businesses basis; a reconciliation of the Group’s statutory income statement to its combined businesses income statement is shown below. Readers should be aware that the combined businesses basis excludes certain items, as indicated in the tables below, reflected in the Group’s statutory results and includes certain items, also indicated in the tables below, not reflected in the Group’s statutory results. The Group refers readers to the discussion of its statutory results on pages 14 to 23.

Set out below is a reconciliation from the Group’s statutory results to the combined businesses basis, together with a brief commentary.

		Removal of:

2009	Lloyds Banking Group statutory £m	Pre-acquisition results of HBOS £m	GAPS fee and acquisition related items[1] £m	Volatility £m	Insurance gross up £m	Fair value unwind £m	Combined businesses £m

Net interest income	9,026	243	—	11	1,280	2,166	12,726
Other income	36,271	(1,123)	—	(479)	(21,659)	(1,135)	11,875

Total income	45,297	(880)	—	(468)	(20,379)	1,031	24,601
Insurance claims	(22,019)	1,349	—	—	20,318	(285)	(637)

Total income, net of insurance claims	23,278	469	—	(468)	(61)	746	23,964
Operating expenses	(15,984)	(293)	4,589	—	61	18	(11,609)

Trading surplus (deficit)	7,294	176	4,589	(468)	—	764	12,355
Impairment	(16,673)	(456)	—	—	—	(6,859)	(23,988)
Share of results of joint ventures
and associates	(752)	—	—	(10)	—	(5)	(767)
Gain on acquisition	11,173	—	(11,173)	—	—	—	—
Fair value unwind		—	—	—	—	6,100	6,100

Profit (loss) before tax	1,042	(280)	(6,584)	(478)	—	—	(6,300)

[1]	Includes the GAPS fee (£2,500 million), integration costs (£1,096 million), amortisation of purchased intangibles (£753 million), goodwill impairment (£240 million) and gain on acquisition.

				Removal of:

2008	Lloyds TSB statutory[1] £m	HBOS statutory £m	Reclass- ifications £m	BankWest and St. Andrews £m	Volatility £m	Amortisation of purchased intangibles and goodwill impairment £m	Insurance gross up £m	Combined businesses £m

Net interest income	7,718	8,171	1,906	(524)	(9)	—	(2,359)	14,903
Other income	(709)	(4,559)	(234)	(148)	2,358	—	10,225	6,933

Total income	7,009	3,612	1,672	(672)	2,349	—	7,866	21,836
Insurance claims	2,859	6,192	(1,570)	—	—	—	(7,962)	(481)

Total income, net of insurance claims	9,868	9,804	102	(672)	2,349	—	(96)	21,355
Operating expenses	(6,100)	(6,880)	—	400	—	258	86	(12,236)

Trading surplus	3,768	2,924	102	(272)	2,349	258	(10)	9,119
Impairment	(3,012)	(12,050)	—	182	—	—	—	(14,880)
Share of results of joint ventures and associates	4	(956)	—	—	—	—	—	(952)
Non-operating income	—	(743)	(102)	845	—	—	—	—

Profit (loss) before tax	760	(10,825)	—	755	2,349	258	(10)	(6,713)

[1]	Restated for IFRS 2 (Revised).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Profit before tax on a combined businesses basis improved by £413 million to a loss of £6,300 million in 2009 compared to a loss of £6,713 million in 2008; however, the loss in 2009 included a credit of £6,100 million in relation to the unwinding of fair value adjustments arising from the acquisition of HBOS plc by the Group. Loss before tax and fair value unwind deteriorated by £5,687 million to a loss of £12,400 million in 2009 compared to a loss of £6,713 million in 2008. This deterioration was driven by higher impairment losses, only partly offset by an increase in other operating income and a decrease in operating expenses.

Total income increased by £2,765 million, or 13 per cent, to £24,601 million in 2009 compared to £21,836 million in 2008, driven by a large increase in other income.

Lending to customers, net of impairment provisions and fair value adjustments arising from the acquisition of HBOS plc by the Group, was £50,277 million, or 7 per cent, lower at £626,969 million in 2009 compared to £677,246 million in 2008.

Customer deposits were £2,421 million lower at £406,741 million in 2009 compared to £409,162 million in 2008.

Net interest income was £2,177 million, or 15 per cent, lower at £12,726 million in 2009 compared to £14,903 million in 2008. The net interest margin, adjusted to exclude products where either the funding costs or the related revenues are recognised in other income, declined by 24 basis points to 1.77 per cent in 2009 compared to 2.01 per cent in 2008.

Other income was £4,942 million, or 71 per cent, higher at £11,875 million in 2009 compared to £6,933 million in 2008. Other income in 2008 had been significantly reduced due to the effect of the dislocation in credit markets which resulted in investment valuation write-downs of £3,452 million in the Wholesale business; these factors were not repeated in 2009.

Operating expenses decreased by £627 million, or 5 per cent, to £11,609 million in 2009 compared to £12,236 million in 2008. Operating expenses in 2008 included a £180 million settlement in relation to certain historic US dollar payments; excluding this item from 2008, operating expenses decreased by £447 million, or 4 per cent, to £11,609 million in 2009 compared to £12,056 million in 2008.

Impairment losses increased by £9,108 million, or 61 per cent, to £23,988 million in 2009 compared to £14,880 million in 2008. Impairment losses on loans and advances to customers as a percentage of average loans and advances to customers were 3.25 per cent in 2009 compared to 1.81 per cent in 2008.

The Group’s share of results of joint ventures and associates improved by £185 million, or 19 per cent, to a loss of £767 million in 2009 compared to a loss of £952 million in 2008; there were lower levels of write-offs in 2009 as the majority of the book is fully written-off.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LINE OF BUSINESS INFORMATION

2008 COMPARED WITH 2007

The requirements for IFRS segmental reporting are set out in IFRS 8 ‘Operating Segments’ which mandates that an entity’s segmental reporting should reflect the way in which its operations are viewed and judged by its chief operating decision maker. As a consequence, the Group’s statutory segmental reporting for comparing 2008 with 2007 follows the continuing businesses basis as explained below (see also note 4 to the consolidated financial statements).

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect its organisational and management structures. GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources. This assessment includes a consideration of each segment’s net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis. The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

The Group’s activities in 2008 were organised into three financial reporting segments: UK Retail Banking, Insurance and Investments and Wholesale and International Banking.

The continuing businesses basis excluded the following items:

•	insurance and policyholder interests volatility

•	a provision in respect of certain historic US dollar payments

•	a provision in respect of the Financial Services Compensation Scheme levy

•	impairment charge in respect of goodwill

•	the results of discontinued businesses

•	profit on sale of businesses

•	the settlement of overdraft claims.

The results of the businesses are set out below:

	2008[1] £m	2007[1] £m

UK Retail Banking	1,793	1,720
Insurance and Investments	911	748
Wholesale and International Banking	274	1,300
Central group items	(599)	(13)

Profit before tax – continuing businesses	2,379	3,755

A reconciliation from the continuing businesses basis to the statutory results is set out below:

	Note	2008[1] £m	2007[1] £m

Profit before tax – continuing businesses		2,379	3,755
Volatility	1
– Insurance		(746)	(277)
– Policyholder interests		(471)	(222)
Discontinued businesses	2	—	162
Profit on sale of businesses	3	—	657
Provision in respect of certain historic US dollar payments	4	(180)	—
Provision for Financial Services Compensation Scheme levy	5	(122)	—
Goodwill impairment	6	(100)	—
Settlement of overdraft claims	7	—	(76)

Profit before tax– statutory		760	3,999

[1]	Restated for IFRS 2 (Revised).

1.	Volatility

		2008 £m	2007 £m

Insurance volatility		(746)	(277)
Policyholder interests volatility		(471)	(222)

Total volatility		(1,217)	(499)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The expected investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historic investment return differentials, are set out below:

	2008%	2007%

Gilt yield (gross)	4.55	4.62
Equity return (gross)	7.55	7.62
Dividend yield	3.00	3.00
Property return (gross)	7.55	7.62
Corporate bonds in unit-linked and with-profits funds (gross)	5.15	5.22
Fixed interest instruments backing annuity liabilities (gross)	5.56	5.09

During 2008, profit before tax included negative insurance volatility of £746 million, being a credit of £9 million to net interest income and a charge of £755 million to other income. During 2007, profit before tax included negative insurance volatility of £277 million, being a credit of £7 million to net interest income and a charge of £284 million to other income. The charge in 2008 mainly reflected the significant falls in global equity markets during the year, which resulted in total returns some 33 percentage points lower than the expected investment returns set out above. These lower than expected returns reduced the value of in-force business asset in respect of life insurance and participating investment contracts held on the balance sheet. The impact of the widening corporate bond credit spreads more than offset the inclusion of an allowance for the illiquidity premium, and resulted in a net reduction in the value of the annuity portfolio. Lower equity and bond prices also affected the valuation of the Group’s investment held within the funds attributable to the shareholders. During 2007, the effect of widening credit risk spreads and falling gilt values more than offset the favourable impact of a modest increase in equity values and changes in market consistent assumptions.

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

During 2008, profit before tax included negative policyholder interests volatility of £471 million, being a charge to other income. During 2007, profit before tax included negative policyholder interests volatility of £222 million, being a charge to other income. In both 2007 and 2008, substantial policyholder tax losses were generated as a result of a fall in property, bond and equity values. These losses reduce future policyholder tax liabilities and led to a policyholder tax credit in both years.

2. Discontinued businesses

As explained below, the Group disposed of Lloyds TSB Registrars, Abbey Life and Dutton-Forshaw during 2007. Trading results of these businesses up to the date of sale have been excluded from the continuing businesses basis results.

3. Profit on sale of businesses

During 2007, the Group disposed of Lloyds TSB Registrars, its share registration business; Abbey Life, the UK life operation which was closed to new business in 2000; and Dutton-Forshaw, its medium-size car dealership. In addition, provision was made for payments under an indemnity given in relation to a business sold in an earlier year. Together, these transactions resulted in a profit of £657 million.

4. Provision in respect of certain historic US dollar payments

In January 2009, the Group announced that it had reached a settlement with both the US Department of Justice and the New York County District Attorney’s Office in relation to a previously disclosed investigation involving those agencies into certain historic US dollar payment practices; the Group provided £180 million in respect of this matter in its 2008 results.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. Provision for Financial Services Compensation Scheme levy

The arrangements put in place to protect the depositors of Bradford & Bingley and other failed deposit taking institutions involving the Financial Services Compensation Scheme (FSCS) will result in a significant increase in the levies made by the FSCS on the industry. The Group made a provision of £122 million in respect of its then obligation for the estimated interest cost on the FSCS borrowings in its 2008 results.

6. Goodwill impairment

During 2008, the basis of goodwill allocation in parts of the Asset Finance business was changed to treat the consumer finance business as a single cash generating unit encompassing the motor and personal finance operations which provide direct and point of sale finance. The markets in which this unit operates had been affected by the UK economic downturn, which had been characterised by falling demand and increasing arrears at that point of the cycle. This, together with uncertainties over the likely short-term macroeconomic environment, resulted in a reassessment of the carrying value of the consumer finance cash generating unit and the recognition of a goodwill impairment charge of £100 million in 2008.

7. Settlement of overdraft claims

Along with a number of other UK banks, during 2007 the Group had received a number of customer claims for the repayment of overdraft fees. On 27 July 2007, several banks, together with the Office of Fair Trading, had asked the High Court of England and Wales to clarify the legal position regarding personal current account fees. The 2007 results included a charge of £76 million relating to the settlement of claims during that year, together with related costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

UK RETAIL BANKING

During 2008, UK Retail Banking provided banking, financial services, mortgages and private banking to some 16 million personal customers through the Group’s multi-channel distribution capabilities.

The Group provided wide-reaching geographic branch coverage in England, Scotland and Wales, through over 1,950 branches of Lloyds TSB Bank, Lloyds TSB Scotland plc (Lloyds TSB Scotland) and C&G; internet banking provided online banking facilities for personal customers and telephone banking continued to grow, at the end of 2008 some 5.7 million customers had registered to use the services of PhoneBank and the automated voice response service, PhoneBank Express. The Group had one of the largest cash machine networks of any leading banking group in the UK and, at 31 December 2008, personal customers of Lloyds TSB Bank and Lloyds TSB Scotland were able to withdraw cash and check balances through over 4,200 ATMs at branches and external locations around the UK.

Lloyds TSB Bank and Lloyds TSB Scotland offered a wide range of current accounts, including interest-bearing current accounts and a range of added-value accounts; savings accounts and retail investments; and personal loans.

The Group provided a range of card-based products and services, including credit and debit cards and card transaction processing services for retailers.

In 2008 C&G was UK Retail Banking’s specialist residential mortgage arranger, offering a range of mortgage products to personal customers through its own branches and those of Lloyds TSB Bank in England and Wales, as well as through the telephone, internet and postal service, Mortgage Direct; mortgages were also offered through Lloyds TSB Scotland.

UK Wealth Management provided financial planning and advice for the Group’s affluent customers, providing financial solutions across investments, retirement planning and income, trusts, tax and estate planning as well as share dealing.

	2008 £m		2007 £m

Net interest income	4,110		3,695
Other income	1,766		1,797

Total income	5,876		5,492
Operating expenses	(2,611)		(2,548)

Trading surplus	3,265		2,944
Impairment	(1,472)		(1,224)

Profit before tax	1,793		1,720

Cost:income ratio	44.4%		46.4%
Total assets (year end)	£127,502	m	£115,012	m

Profit before tax from UK Retail Banking increased by £73 million, or 4 per cent, to £1,793 million in 2008 compared to £1,720 million in 2007.

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

Operating expenses were £63 million, or 2 per cent, higher at £2,611 million in 2008 compared with £2,548 million in 2007. The Group had continued to benefit from the recent investment in reducing the levels of administration and processing work carried out in branches. This had enabled the Group to increase its focus on meeting the needs of its customers and had supported further improved productivity in the branch network sales effort. These initiatives supported a further improvement in the retail banking cost:income ratio to 44.4 per cent from 46.4 per cent in 2007.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE AND INVESTMENTS

During 2008, Insurance and Investments offered life assurance, pensions and investment products, general insurance and fund management services.

In 2008, Scottish Widows was the Group’s specialist provider of life assurance, pensions and investment products, which were distributed through Lloyds TSB Bank’s branch network, through independent financial advisors and directly via the telephone and the internet. The Scottish Widows brand was the main brand for new sales of the Group’s life, pensions, Open Ended Investment Companies (OEICs) and other long-term savings products.

Lloyds TSB General Insurance provided general insurance through retail branches of Lloyds TSB Bank and C&G, a direct telephone operation, the internet and through third party panel or other distribution channels. Lloyds TSB General Insurance was one of the leading distributors of home insurance in the UK.

Scottish Widows Investment Partnership managed funds for the Group’s retail life, pensions and investment products. Clients also included corporate pension schemes, local authorities and other institutions in the UK and overseas.

	2008 £m	2007 £m

Net interest income	(62)	(106)
Other income	1,749	1,741

Total income	1,687	1,635
Insurance claims	(193)	(302)

Total income, net of insurance claims	1,494	1,333
Operating expenses	(591)	(611)

Trading surplus	903	722
Impairment	(2)	—

Profit before tax, excluding insurance grossing	901	722
Insurance grossing adjustment[1]	10	26

Profit before tax	911	748

[1]

The Insurance and Investment division’s income statement includes income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the Insurance and Investments segment, these items are shown net on a separate line in the segmental analysis above.

Analysis by area of business of profit before tax	2008 £m	2007 £m

Life, pensions and OEICs	635	597
General insurance	234	110
Scottish Widows Investment Partnership	42	41

Profit before tax	911	748

Profit before tax from the Group’s Insurance and Investments business was £163 million, or 22 per cent, higher at £911 million in 2008 compared to £748 million in 2007 for the reasons discussed below.

Net interest income improved by £44 million to a net expense of £62 million in 2008 compared to a net expense of £106 million in 2007.

Other income was £8 million higher at £1,749 million in 2008 compared to £1,741 million in 2007.

Other income from Life, pensions and OEICs was flat as growth in new business profit, reflecting sales growth in insurance-accounted products, was offset by reduced existing business profits principally reflecting the adverse effect of changes made to the economic assumptions used to calculate the value of in-force business included in the balance sheet and the impact of weaker investment markets.

Other income from Scottish Widows Investment Partnership was £13 million lower; but other income from general insurance was £21 million, or 4 per cent, higher at £582 million in 2008 compared to £561 million in 2007. Insurance broking commissions receivable were £99 million, or 15 per cent, lower at £549 million in 2008 compared to £648 million in 2007; home insurance commissions were flat but creditor commissions fell in line with reduced new loan volumes. Underwriting income, net of reinsurance, was £21 million, or 4 per cent, higher at £612 million in 2008 compared to £591 million in 2007 and fees and commissions payable were £87 million, or 13 per cent, lower at £605 million in 2008 compared to £692 million in 2007.

Operating expenses were £20 million, or 3 per cent, lower at £591 million in 2008 compared to £611 million in 2007. A decrease in professional and other fees related to project work was partly offset by increased staff costs.

The performances of the life, pensions and OEICs business and the general insurance business are discussed separately below, on pages 46 and 47.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LIFE, PENSIONS AND OEICS

The table below shows the Present Value of New Business Premiums (PVNBP) which is the measure of new business premiums for the life and pensions business and OEIC sales that management monitors because it provides an indication of both the performance and the profitability of the business – this is calculated as the value of single premiums plus the discounted present value of future expected regular premiums. There are three main distribution channels for the sale of the Group’s life, pension and OEIC products and the tables below show the relative importance of each.

Present value of new business premiums (PVNBP)	2008 £m	2007 £m

Life and pensions:
Protection	997	960
Savings and investments	437	913
Individual pensions	2,125	2,073
Corporate and other pensions	2,482	2,141
Retirement income	939	1,044
Managed fund business	217	486

Life and pensions	7,197	7,617
OEICs	2,897	2,807

Life, pensions and OEICs	10,094	10,424

Single premium business	7,346	8,375
Regular premium business	2,748	2,049

Life, pensions and OEICs	10,094	10,424

Bancassurance	4,247	4,096
Independent financial advisers	5,367	5,817
Direct	480	511

Life, pensions and OEICs	10,094	10,424

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

Profit before tax from life, pensions and OEICs was £38 million, or 6 per cent, higher at £635 million in 2008 compared to £597 million in 2007, as growth in new business profit, reflecting sales growth in insurance-accounted products, has been partly offset by reduced existing business profits principally reflecting the adverse effect of changes made to the economic assumptions used to calculate the value of in-force business included in the balance sheet and the impact of weaker investment markets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL INSURANCE

The results of the general insurance business are set out below.

	2008 £m	2007 £m

Net interest income	6	5
Other income	582	561

Total income	588	566
Insurance claims	(193)	(302)

Total income, net of insurance claims	395	264
Operating expenses	(161)	(154)

Profit before tax	234	110

	2008 £m	2007 £m

Premium income from underwriting (net of reinsurance):
Home	441	418
Creditor	163	164
Other	8	9

	612	591

Commissions from insurance broking:
Creditor	428	510
Home	50	50
Other	71	88

	549	648

Profit before tax from the Group’s general insurance operations was £124 million, or 113 per cent, higher at £234 million in 2008 compared to £110 million in 2007.

Net interest income was £1 million, or 20 per cent, higher at £6 million in 2008 compared to £5 million in 2007.

Other income was £21 million, or 4 per cent, higher at £582 million in 2008 compared to £561 million in 2007. Insurance broking commissions receivable were £99 million, or 15 per cent, lower at £549 million in 2008 compared to £648 million in 2007; home insurance commissions were flat but creditor commissions fell in line with reduced new loan volumes. Underwriting income, net of reinsurance, was £21 million, or 4 per cent, higher at £612 million in 2008 compared to £591 million in 2007; home insurance premiums were 6 per cent higher reflecting the success of the Home Solutions product. Fees and commissions payable were £87 million, or 13 per cent, lower at £605 million in 2008 compared to £692 million in 2007; this largely reflected reduced creditor insurance sales volumes.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Combining the respective strengths of some 3,000 employees, Corporate Markets played an integral role in leveraging and expanding the customer franchise and building deep, long-lasting relationships with around 26,000 corporate customers at 31 December 2008. Corporate Banking managed the Group’s core corporate customer franchise, providing a relationship-based financial and advisory service to the corporate market place through dedicated regional teams throughout the UK and key strategic locations abroad, including New York. Customers had access to expert advice and a broad range of financial solutions. Products and Markets was where the specialist product capability resided for transactions undertaken by the corporate customers of the Group. It offered customers a comprehensive range of finance and capital solutions, and also provided tailored risk management solutions and structured solutions across all areas of risk, including foreign exchange, interest rates, credit, inflation and commodities on behalf of the Group.

At 31 December 2008, Commercial Banking served nearly one million customers across the UK from one-person start-ups to large, established enterprises. The business focused on providing banking facilities and solutions to customers with business turnover up to £15 million per annum, and additionally provided specialised working capital finance for its customers through its Commercial Finance subsidiary, and long-term finance to the agricultural sector through the Agricultural Mortgage Corporation.

The Group’s asset finance businesses provided individuals and companies with specialist personal lending, store credit and finance through leasing, hire purchase and contract hire packages. Altogether, at 31 December 2008, Asset Finance had over 1.5 million individual customers and relationships with some 22,000 companies and small businesses.

The Group had continued to shape its international network to support its UK operations. Its overseas banking operations included offices in the UK, the Channel Islands, the Isle of Man, Dubai, Hong Kong, Spain, France, Switzerland, Luxembourg, Belgium, Netherlands, Monaco, Gibraltar, Cyprus, South Africa, Japan, Singapore, Malaysia, China and the US. The business provided a wide range of private and retail banking, wealth management and expatriate services to local residents, UK expatriates, foreign nationals and to other customers and also served the corporate and institutional markets in a number of these locations.

	2008 £m		2007 £m

Net interest income	3,303		2,380
Other income	829		1,644

Total income	4,132		4,024
Operating expenses	(2,350)		(2,152)

Trading surplus	1,782		1,872
Impairment	(1,508)		(572)

Profit before tax	274		1,300

Cost:income ratio	56.9%		53.5%
Total assets (year end)	£238,832	m	£163,294	m

In 2008 Wholesale and International Banking recorded a profit before tax of £274 million which was £1,026 million, or 79 per cent, lower than £1,300 million in 2007, for the following reasons.

Net interest income was £923 million, or 39 per cent, higher at £3,303 million compared to £2,380 million in 2007. This increase reflected growth in interest-earning assets in Corporate Markets, Commercial Banking and International Banking. Average interest-earning assets were £22,547 million, or 17 per cent, higher at £158,254 million. Excluding the fine margin reverse repurchase agreement balances from both years, the increase was £24,891 million. The net interest margin, again excluding the fine margin reverse repurchase agreement balances, increased by 27 basis points, as a widening of margins within Corporate Markets, in part as a result of changes in funding arrangements, and Asset Finance was partly offset by decreased margins in Commercial Banking, where growth has been in lower margin secured products.

Other income was £815 million, or 50 per cent, lower at £829 million compared to £1,644 million in 2007; the significant reduction in Corporate Market’s other income (£936 million lower), primarily as a result of the recent market turmoil, was partially offset by increases in Commercial Banking (£34 million, or 8 per cent, higher), Asset Finance (£40 million, or 9 per cent, higher) and International Banking (£22 million, or 12 per cent, higher).

Operating expenses were £198 million, or 9 per cent, higher at £2,350 million in 2008 compared to £2,152 million in 2007. This increase reflects the continued investment in the Group’s people and infrastructure, particularly within Corporate Markets.

The impairment charge in 2008 totalled £1,508 million, compared to £572 million in 2007, an increase of £936 million. The charge in respect of loans and receivables increased by £905 million, from £497 million in 2007 to £1,402 million in 2008 and the charge as a percentage of average lending was 1.33 per cent compared to 0.57 per cent in 2007. In Corporate Markets the charge was £774 million higher, at £939 million compared to £165 million in 2007; the significant increase reflects the economic slowdown in the UK and the impact of a number of high profile financial services company collapses. In Commercial Banking the charge was £89 million, or 90 per cent, higher, at £188 million; in Asset Finance the charge was £42 million, or 18 per cent, higher, at £270 million; and in International Banking there was a charge of £6 million compared with a release of £2 million in 2007. In addition, a charge of £100 million in 2008 (2007: £70 million) arose in respect of the impairment of available-for-sale financial assets.

At 31 December 2008, Lloyds Banking Group’s Corporate Markets’ exposure to certain categories of assets the values of which had been affected by the ongoing capital markets uncertainties was as described below:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•

Asset Backed Security CDOs (ABS CDOs) and monoline Credit Default Swap (CDS) exposure: Corporate Markets had no direct exposure to US sub-prime ABS and limited indirect exposure through ABS CDOs. During 2008, the market value of the Group’s holdings in ABS CDOs reduced and, as a result, Corporate Markets took an income statement charge of £92 million. Corporate Markets had no exposure to mezzanine ABS CDOs. In addition, Corporate Markets had £1,867 million, compared to £1,861 million at 31 December 2007, of ABS CDOs which remained fully cash collateralised by major global financial institutions.

•

At 31 December 2008, Corporate Markets had fair value exposure to one monoline financial guarantor in the form of CDS protection bought against a £256 million collateralised loan obligation. The exposure on this CDS was £10 million, following a £28 million adverse credit valuation adjustment. A restructuring of the Group’s other monoline hedged ABS CDO had eliminated any reliance on the financial guarantor and had resulted in a much improved risk profile on a reduced holding of £128 million included in loans and receivables. Credit valuation adjustments and restructuring costs related to the cancelled CDS in the amount of £275 million were recognised in the income statement.

•

Structured Investment Vehicles (SIV): During 2008 Corporate Markets wrote down the value of its SIV exposures by £95 million. Corporate Markets had no residual exposure to SIV Capital Notes. Additionally, at 31 December 2008 Corporate Markets had a commercial paper back up liquidity facility totalling £22 million, compared to £370 million at 31 December 2007.

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

•	At 31 December 2008 the trading portfolio contained £33 million of indirect exposure to US sub-prime mortgages and ABS CDOs. This super senior exposure remained protected by note subordination.

•

Available-for-sale financial assets: At 31 December 2008, the Group’s portfolio of available-for-sale financial assets totalled £55,707 million, compared to £20,196 million at 31 December 2007, of which £55,364 million, compared to £19,662 million at 31 December 2007, were held in Corporate Markets. This increase largely reflected the Group’s decision to substantially increase, for liquidity purposes, its holdings of treasury and Government guaranteed securities over the HBOS acquisition period. The available-for-sale financial assets comprised £6,273 million ABS in Cancara, the Group’s hybrid Asset-Backed Commercial Paper conduit, £2,917 million Student Loan ABS, predominantly guaranteed by the US Government, £11,747 million Government bonds and short-dated bank commercial paper, £29,142 million treasury bills and other eligible bills and £5,285 million major bank senior paper and high quality ABS. Temporary mark-to-market adjustments are required to be taken through reserves. During 2008, a net £2,023 million reserves adjustment, which had no impact on the Group’s capital ratios, had been made to reflect a reduction in the value of available-for-sale financial assets.

•

Impairment of available-for-sale financial assets: Gross impairment losses in respect of available-for-sale financial assets transferred from reserves to the income statement during 2008 totalled £130 million, compared to £70 million during 2007, of which £100 million related to Corporate Markets, compared to £70 million during 2007.

•

Cancara: Total exposures in Cancara were £12,615 million at 31 December 2008, comprising £6,273 million of ABS in available-for-sale financial assets and £6,342 million in loans and advances to customers. Cancara is fully consolidated in the Group’s accounts. At 31 December 2008, the ABS in Cancara were 91.8 per cent and 94.2 per cent Aaa/AAA rated by Moody’s and Standard & Poor’s respectively, and there was no exposure either directly or indirectly to sub-prime US mortgages within the ABS portfolio. All non AAA rated ABS had been funded by the Group. At 31 December 2008 loans and advances to customers included no US sub-prime mortgage exposure.

•

Leveraged finance – underwriting commitments: At 31 December 2008, Corporate Markets’ not yet syndicated leveraged loan underwriting commitments amounted to £931 million, compared to £756 million at 31 December 2007, of which £438 million were originated before the current market uncertainties. All of the underlying assets were performing satisfactorily.

The Group’s exposures to categories of assets, the value of which has been affected by the ongoing capital markets uncertainties, increased significantly following the acquisition of HBOS.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CENTRAL GROUP ITEMS

	2008[1] £m	2007[1] £m

Net interest income	(293)	(368)
Other income	(203)	352

Total income	(496)	(16)
Operating expenses	(77)	(7)

Trading surplus	(573)	(23)
Impairment	(30)	—
Share of results of joint ventures and associates	4	10

Loss before tax	(599)	(13)

1	Restated for IFRS 2 (Revised).

Central group items are comprised of three main elements:

1	The funding cost of acquisitions less earnings on capital:

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

Loss before tax from Central group items was £599 million in 2008 compared to £13 million in 2007. Total income was a deficit of £496 million compared to a deficit of £16 million in 2007; income in 2008 was significantly affected by the impact of yield curve volatility on the fair value of derivatives entered into for risk management purposes, after taking into account the effect of hedge accounting adjustments. Operating expenses were £77 million, compared to £7 million in 2007, reflecting increased central costs that were not recharged to the divisions in connection with professional advice received during 2008 and other items; the charge for payments to the Lloyds TSB Foundations was £27 million compared to £37 million in 2007. An impairment charge of £30 million, compared to £nil in 2007, reflected the write-off of the Group’s investment in Bradford & Bingley equity shares.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONTINUING BUSINESSES BASIS SUMMARY – 2008 COMPARED WITH 2007

The continuing businesses segmental results for 2008 and 2007 are prepared in accordance with IFRS. However, the aggregated total of the continuing businesses segmental results constitutes a non-GAAP measure, as defined by the SEC.

Management used the aggregated total of the continuing businesses segmental results, a non-GAAP measure of performance, and believes that it provides important information for investors, because it provides a clearer representation of the Group’s underlying business performance. Profit before tax is the comparable GAAP measure to profit before tax on a continuing businesses basis; a reconciliation of the Group’s statutory income statement to its continuing businesses basis income statement is shown below. Readers should be aware that the continuing businesses basis excludes certain items, as indicated in the tables below, reflected in the Group’s statutory results.

Set out below is a reconciliation from the Group’s statutory results to the continuing businesses basis, together with a brief commentary.

		Removal of

2008	Statutory[1] £m	Volatility £m	Provision for historic US dollar payments £m	Financial Services Compensation Scheme levy £m	Goodwill impairment £m	Continuing businesses[1] £m	Removal of insurance gross up £m	Continuing businesses excluding insurance gross up1 £m

Net interest income	7,718	(9)	—	—	—	7,709	(651)	7,058
Other income	(709)	1,226	—	—	—	517	3,624	4,141

Total income	7,009	1,217	—	—	—	8,226	2,973	11,199
Insurance claims	2,859	—	—	—	—	2,859	(3,052)	(193)

Total income, net of insurance claims	9,868	1,217	—	—	—	11,085	(79)	11,006
Operating expenses	(6,100)	—	180	122	100	(5,698)	69	(5,629)

Trading surplus	3,768	1,217	180	122	100	5,387	(10)	5,377
Impairment	(3,012)	—	—	—	—	(3,012)	—	(3,012)
Share of results of joint ventures and associates	4	—	—	—	—	4	—	4

Profit before tax	760	1,217	180	122	100	2,379	(10)	2,369

1	Restated for IFRS 2 (Revised).

		Removal of

2007	Statutory[1] £m	Volatility £m	Discontinued businesses £m	Profit on sale of businesses £m	Settlement of overdraft claims £m	Continuing businesses[1] £m	Removal of insurance gross up £m	Continuing businesses excluding insurance gross up1 £m

Net interest income	6,099	(7)	(70)	—	—	6,022	(421)	5,601
Other income	12,119	506	(858)	—	—	11,767	(6,233)	5,534

Total income	18,218	499	(928)	—	—	17,789	(6,654)	11,135
Insurance claims	(7,522)	—	605	—	—	(6,917)	6,615	(302)

Total income, net of insurance claims	10,696	499	(323)	—	—	10,872	(39)	10,833
Operating expenses	(5,568)	—	161	—	76	(5,331)	13	(5,318)

Trading surplus	5,128	499	(162)	—	76	5,541	(26)	5,515
Impairment	(1,796)	—	—	—	—	(1,796)	—	(1,796)
Share of results of joint ventures and associates	10	—	—	—	—	10	—	10
Profit on sale and closure of businesses	657	—	—	(657)	—	—	—	—

Profit before tax	3,999	499	(162)	(657)	76	3,755	(26)	3,729

1	Restated for IFRS 2 (Revised).

Profit before tax on a continuing businesses basis decreased by £1,376 million, or 37 per cent, to £2,379 million in 2008 compared to £3,755 million in 2007; this deterioration in profit reflected a £990 million increase in the adverse impact of market dislocation and a significant increase in impairment losses.

Total income, excluding insurance gross up, was £64 million higher at £11,199 million in 2008 compared to £11,135 million in 2007. However, excluding the negative impact on income of the market dislocation of £925 million (2007: £188 million), total income, excluding insurance gross up, was £801 million, or 7 per cent, higher at £12,124 million in 2008 compared to £11,323 million in 2007.

This growth reflected increased income from both new and existing customers, with growth in both assets and liabilities leading to higher net interest income, as well as an increase in fee-related income.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Net interest income, excluding insurance grossing, increased by £1,457 million, or 26 per cent, to £7,058 million. During 2008, total assets increased by £82,687 million, or 23 per cent to £436,033 million, with a £30,530 million, or 15 per cent, increase in loans and advances to customers to £240,344 million compared to £209,814 million at 31 December 2007, reflecting customer lending growth in both corporate banking and mortgages. Customer deposits increased by £14,383 million, or 9 per cent, to £170,938 million compared to £156,555 million at 31 December 2007, supported by good growth in savings balances in the retail bank, where bank savings increased by 12 per cent and wealth management balances by 20 per cent.

The net interest margin was largely flat, as improved product margins were offset by an adverse mix effect. There were increased new business product margins in the mortgage and corporate businesses; however, higher growth in finer margin corporate and mortgage lending than in the wider margin unsecured consumer lending contributed to the negative mix effect which offset the increase in product margins.

Other income, excluding insurance grossing, decreased by £1,393 million, or 25 per cent, to £4,141 million, compared to £5,534 million in 2007, largely reflecting the impact of market dislocation. In the retail bank, higher fees and commissions receivable as a result of growth in added value current accounts and card services were offset by lower creditor insurance commissions and the impact of changes in product design leading to a greater proportion of earnings being recognised as net interest income rather than fee income. In addition, growth was achieved in fee-based product sales to commercial banking customers.

The Group continued to invest in improving processing efficiency, resulting in control over day-today operating costs. During 2008, operating expenses excluding the insurance grossing adjustment increased by £311 million, or 6 per cent, to £5,629 million compared to £5,318 million in 2007.

Impairment losses increased by £1,216 million, or 68 per cent, to £3,012 million in 2008 compared to £1,796 million in 2007. Excluding the impact of market dislocation of £345 million (2007: £92 million), impairment losses increased by £963 million, or 57 per cent, to £2,667 million in 2008 compared to £1,704 million in 2007.

In UK Retail Banking, impairment losses increased by £248 million, or 20 per cent, to £1,472 million, particularly reflecting the impact of lower house prices on the mortgage impairment charge. The Wholesale and International Banking charge for impairment losses increased significantly by £936 million to £1,508 million, including the £345 million impairment charge relating to the impact of market dislocation during 2008. The remaining charge reflected an increase in the level of impairments as a result of the economic slowdown in the UK and the impact of a number of high profile financial services company collapses.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

	2009 Average balance £m	2009 Interest income £m	2009 Yield %	2008 Average balance £m	2008 Interest income £m	2008 Yield %	2007 Average balance £m	2007 Interest income £m	2007 Yield %

Assets
Loans and receivables:
Loans and advances to banks	65,440	769	1.18	39,004	1,847	4.74	39,381	2,025	5.14
Loans and advances to customers	675,092	24,171	3.58	218,220	13,808	6.33	191,802	13,209	6.89
Debt securities	39,911	1,469	3.68	2,419	61	2.52	—	—	—
Lease and hire purchase receivables	14,165	852	6.01	9,266	706	7.62	9,488	602	6.34
Available-for-sale financial assets	54,926	977	1.78	25,058	1,147	4.58	21,473	1,038	4.83

Total interest-earning assets of banking book	849,534	28,238	3.32	293,967	17,569	5.98	262,144	16,874	6.44
Total interest-earning trading securities and other financial assets at fair value through profit or loss	59,849	2,224	3.72	24,292	1,577	6.49	28,524	1,542	5.41

Total interest-earning assets	909,383	30,462	3.35	318,259	19,146	6.02	290,668	18,416	6.34
Allowance for impairment losses on
loans and advances	(9,551)			(2,838)			(2,268)
Non-interest earning assets	164,056			60,939			66,202

Total average assets and interest income	1,063,888	30,462	2.86	376,360	19,146	5.09	354,602	18,416	5.19

	2009 Average interest earning assets £m	2009 Net interest income £m	2009 Net interest margin %	2008 Average interest earning assets £m	2008 Net interest income £m	2008 Net interest margin %	2007 Average interest earning assets £m	2007 Net interest income £m	2007 Net interest margin %

Average interest-earning assets and
net interest income:
– Banking business	849,534	9,026	1.06	293,967	7,718	2.63	262,144	6,099	2.33
– Trading securities and other financial assets at fair value through profit or loss	59,849	1,706	2.85	24,292	1,151	4.74	28,524	1,179	4.13

	909,383	10,732	1.18	318,259	8,869	2.79	290,668	7,278	2.50

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2009 Average balance £m	2009 Interest expense £m	2009 Cost %	2008 Average balance £m	2008 Interest expense £m	2008 Cost %	2007 Average balance £m	2007 Interest expense £m	2007 Cost %

Liabilities and shareholders’ funds
Deposits by banks	93,234	883	0.95	42,150	1,540	3.65	38,406	1,919	5.00
Liabilities to banks under sale and repurchase agreements	42,794	1,399	3.27	5,643	253	4.48	3,127	153	4.89
Customer deposits	357,323	4,410	1.23	151,013	4,932	3.27	142,048	5,085	3.58
Liabilities to customers under sale and repurchase agreements	41,890	256	0.61	106	3	2.83	95	2	2.11
Debt securities in issue	247,079	6,318	2.56	54,359	2,227	4.10	52,743	2,680	5.08
Other interest-bearing liabilities	10,865	1,621	14.92	4,239	—	—	4,551	195	4.28
Subordinated liabilities	43,033	4,325	10.05	15,400	896	5.82	13,126	741	5.65

Total interest-bearing liabilities of banking book	836,218	19,212	2.30	272,910	9,851	3.61	254,096	10,775	4.24
Total interest-bearing liabilities of trading book	28,639	518	1.81	11,769	426	3.62	9,971	363	3.64

Total interest-bearing liabilities	864,857	19,730	2.28	284,679	10,277	3.61	264,067	11,138	4.22
Interest-free liabilities
Non-interest bearing customer accounts	6,902			3,793			3,899
Other interest-free liabilities	158,881			76,584			74,628
Minority interests and shareholders’ funds	33,248			11,304			12,008

Total average liabilities and interest expense	1,063,888	19,730	1.85	376,360	10,277	2.73	354,602	11,138	3.14

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The analysis of average balances and interest for 2009 between domestic and international offices is as follows:

	Domestic			Foreign			Total

	Average Balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %

Assets
Loans and receivables:
Loans and advances to banks	57,500	594	1.03	7,940	175	2.20	65,440	769	1.18
Loans and advances to customers	619,856	22,092	3.56	55,236	2,079	3.76	675,092	24,171	3.58
Debt securities	38,189	1,439	3.77	1,722	30	1.74	39,911	1,469	3.68
Lease and hire purchase receivables	13,673	836	6.11	492	16	3.25	14,165	852	6.01
Available-for-sale financial assets	46,787	896	1.92	8,139	81	1.00	54,926	977	1.78

Total interest-earning assets of banking book	776,005	25,857	3.33	73,529	2,381	3.24	849,534	28,238	3.32
Total interest-earning trading securities and other financial assets at fair value through profit or loss	59,571	2,213	3.71	278	11	3.96	59,849	2,224	3.72

Total interest-earning assets	835,576	28,070	3.36	73,807	2,392	3.24	909,383	30,462	3.35
Allowance for impairment losses on loans and advances	(5,740)			(3,811)			(9,551)
Non-interest earning assets	159,516			4,540			164,056

Total average assets and interest income	989,352	28,070	2.84	74,536	2,392	3.21	1,063,888	30,462	2.86

Percentage of assets applicable to foreign activities (%)							7.01

	Domestic			Foreign			Total

	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %

Liabilities and shareholders’ funds
Deposits by banks	63,207	653	1.03	30,027	230	0.77	93,234	883	0.95
Liabilities to banks under sale and repurchase agreements	42,794	1,399	3.27	—	—	—	42,794	1,399	3.27
Customer deposits	349,709	4,255	1.22	7,614	155	2.04	357,323	4,410	1.23
Liabilities to customers under sale and repurchase agreements	41,827	256	0.61	63	—	—	41,890	256	0.61
Debt securities in issue	222,212	6,099	2.74	24,867	219	0.88	247,079	6,318	2.56
Other interest-bearing liabilities	10,865	1,621	14.92	—	—	—	10,865	1,621	14.92
Subordinated liabilities	42,183	4,276	10.14	850	49	5.76	43,033	4,325	10.05

Total interest-bearing liabilities of banking book	772,797	18,559	2.40	63,421	653	1.03	836,218	19,212	2.30
Total interest-bearing liabilities of trading book	28,639	518	1.81	—	—	—	28,639	518	1.81

Total interest-bearing liabilities	801,436	19,077	2.38	63,421	653	1.03	864,857	19,730	2.28
Interest-free liabilities
Non-interest bearing customer accounts	6,253			649			6,902
Other interest-free liabilities	157,426			1,455			158,881
Minority interests and shareholders’ funds	24,237			9,011			33,248

Total average liabilities and interest expense	989,352	19,077	1.93	74,536	653	0.88	1,063,888	19,730	1.85

Percentage of liabilities applicable to foreign activities (%)							6.36

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS

The following table allocates changes in net interest income between volume and rate for 2009 compared with 2008 and for 2008 compared with 2007. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2009 compared with 2008 Increase/(decrease)			2008 compared with 2007 Increase/(decrease)
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m

Interest receivable and similar income
Loans and receivables:
Loans and advances to banks	(1,078)	311	(1,389)	(178)	(18)	(160)
Loans and advances to customers	10,363	16,358	(5,995)	599	1,672	(1,073)
Debt securities	1,408	1,380	28	61	61	—
Lease and hire purchase receivables	146	295	(149)	104	(17)	121
Available-for-sale financial assets	(170)	531	(701)	109	164	(55)

Total banking book interest receivable and similar income	10,669	18,875	(8,206)	695	1,862	(1,167)
Total interest receivable and similar income on trading securities and other financial assets at fair value through profit or loss	647	1,321	(674)	35	(275)	310

Total interest receivable and similar income	11,316	20,196	(8,880)	730	1,587	(857)

Interest payable
Deposits by banks	(657)	484	(1,141)	(379)	137	(516)
Liabilities to banks under sale and repurchase agreements	1,146	1,215	(69)	100	113	(13)
Customer deposits	(522)	2,546	(3,068)	(153)	293	(446)
Liabilities to customers under sale and repurchase agreements	253	255	(2)	1	—	1
Debt securities in issue	4,091	4,928	(837)	(453)	66	(519)
Other interest bearing liabilities	1,621	989	632	(195)	—	(195)
Subordinated liabilities	3,429	2,777	652	155	132	23

Total banking book interest payable	9,361	13,194	(3,833)	(924)	741	(1,665)
Total interest payable on trading and other liabilities at fair value through profit or loss	92	305	(213)	63	65	(2)

Total interest payable	9,453	13,499	(4,046)	(861)	806	(1,667)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

RISK MANAGEMENT

THE GROUP’S APPROACH TO RISK

The Group’s approach to risk is founded on robust corporate governance practices and a risk management culture which guides the way all employees approach their work, the way they behave and the decisions they make. The board takes the lead by establishing the ‘tone at the top’ and approving professional standards and corporate values for itself, senior management and other colleagues. The board ensures that senior management implements strategic policies and procedures designed to promote professional behaviour and integrity. The board also ensures that senior management implements risk policies and risk appetites that either limit, or where appropriate, prohibit activities, relationships, and situations that could diminish the quality of corporate governance. All colleagues including the group chief executive are assessed against a balanced scorecard that explicitly addresses their risk performance.

This board level engagement, coupled with the direct involvement of senior management in group-wide risk issues at group executive committee level, ensures that issues are escalated on a timely basis and appropriate remediation plans are put in place. The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by senior management. Key decisions are always taken by more than one person.

The group business risk committee and the group asset and liability committee are chaired by the group chief executive and include all members of the group executive committee. The aggregate group wide risk profile and portfolio appetite are discussed at these monthly meetings. The risk oversight committee, chaired by the deputy group chairman, comprises non-executive directors and oversees the Group’s risk exposures. This second-line-of-defence committee is supported by the chief risk officer, who is independent of the front line business units, is a full member of the group executive committee and reports to the group chief executive. The chief risk officer regularly informs the risk oversight committee of the aggregate risk profile and has direct access to the deputy group chairman and the members of the risk oversight committee.

The Group has a conservative business model embodied by a risk culture founded on prudence and accountability, where everyone understands that they are accountable for the risks they take and that the needs of customers are paramount. The focus has been and remains on building and sustaining long-term relationships with customers, through good and bad economic times. The approach is supported by a ‘through the cycle’ approach to risk with strong central control and monitoring.

RISK AS A STRATEGIC DIFFERENTIATOR

The maintenance of a strong control framework remains a priority for the new Lloyds Banking Group and is the foundation for the delivery of effective risk management. The Group optimises performance by allowing divisions and business units to operate within approved capital, liquidity and risk parameters and within the Group’s policy framework. The Group’s approach to risk management ensures that business units remain accountable for risk whilst realising individual strategies to meet business performance targets. The combination of divisional and group risk management maintains effective independent oversight.

The Group continues to enhance its capabilities by providing to the board both qualitative and quantitative data including stress testing analysis on risks associated with strategic objectives to facilitate more informed and effective decision making. The Group’s ability to take risks which are well understood, consistent with its strategy and plans and which are appropriately remunerated, is a key driver of shareholder return.

As part of its integration initiative, the Group has been rolling out the methodology and financial control framework that was used by heritage Lloyds TSB; this includes compliance with the requirements of the US Sarbanes Oxley Act. This project is due to complete in time for reporting in February 2011.

Risk analysis and reporting capabilities support the identification of opportunities as well as risks and it provides an aggregate view of the overall risk portfolio. Risk mitigation strategies clearly aligned with responsibilities and timescales are monitored at group and divisional level.

Reflecting the importance the Group places on risk management, risk is included as one of the five principal criteria within the Group’s balanced scorecard on which individual staff performance is judged. Business executives have specified risk management objectives, and incentive schemes take account of performance against these.

STATE AID

The Group is subject to European state aid obligations as a result of the aid it received from HM Treasury. In November 2009 the European Commission, through its College of Commissioners, approved the Group’s restructuring plan, which is designed to address any competition distortions arising from the benefits of state aid. The Group agreed with HM Treasury in the deed relating to its withdrawal from GAPS that it will comply with the terms of the European Commission’s decision. This has placed a number of requirements on the Group including the disposal of certain portions of its business over the course of the next four years, including in particular the disposal of some parts of its retail banking business. This will require the Group to work closely with EU and UK authorities to demonstrate that it is complying with the terms of the European Commission’s decision.

HM Treasury holds approximately 41.3 per cent of the Group’s ordinary share capital. There is a risk that this shareholding could in future be used to seek to exercise influence over the affairs or strategic business plans of the Group, particularly if other Government priorities or HM Treasury’s interests as a major shareholder in other financial institutions do not align with their interests purely as a shareholder in the Group.

United Kingdom Financial Investments has been appointed manager of HM Treasury’s shareholding and the framework document between UKFI and HM Treasury states that UKFI will manage the UK financial institutions in which HM Treasury holds an interest ‘on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined therein)’. This document also makes it clear that such institutions will continue to be separate economic units with independent powers of decision and ‘will continue to have their own independent boards and management teams, determining their own strategies and commercial policies including business plans and budgets’.

In addition, the Group has made a number of undertakings to HM Treasury associated with the state aid it has received, including the provision of additional lending to certain mortgage and business sectors, and other matters relating for instance to corporate governance and staff remuneration. These commitments could limit the operational flexibility of the Group or lead HM Treasury to seek to influence the strategy of the Group in other ways.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

RISK GOVERNANCE

The Group has rolled out the heritage Lloyds TSB approach to risk appetite, policies, delegations and risk committee structure and has continued to embed these across all risk disciplines and into the business. Having achieved alignment of all high level group principles and appetites on the date of acquisition, the Group has continued to embed these at all levels.

The risk governance structure is intended to strengthen risk evaluation and management, whilst also positioning the Group to manage the changing regulatory environment in an efficient and effective manner. The risk governance structure for Lloyds Banking Group is shown in the table on page 59.

BOARD AND COMMITTEES

The board, assisted by its key risk committees (risk oversight committee and group audit committee), approves the Group’s overall risk management framework. The board also reviews the Group’s aggregate risk exposures and concentrations of risk to seek to ensure that these are consistent with the board’s appetite for risk. The role of the board, audit committee and risk oversight committee are shown in the corporate governance section on pages 123 to 128, and further key risk oversight roles are described below.

In particular, the risk oversight committee, which comprises non-executive directors, oversees the development, implementation and maintenance of the group’s overall risk management framework and its risk appetite, strategy, principles and policies, to ensure they are in line with emerging regulatory, corporate governance and industry best practice. The risk oversight committee regularly reviews the Group’s risk exposures across the primary risk drivers and the detailed risk types.

The group executive committee assisted by the group business risk committee and the group asset and liability committee, supports the group chief executive in ensuring the effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, whilst also reviewing the Group’s aggregate risk exposures and concentrations of risk. The GEC’s duties are described in greater detail on page 125.

The group asset and liability committee is responsible for the strategic management of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. It is also responsible for the risk management framework for market risk, liquidity risk, capital risk and earnings volatility. The group asset and liability committee is supported by the senior asset and liability committee, which is responsible for the review of documentation relating to the management of assets and liabilities in the Group’s balance sheet and the escalation of issues of group level significance to the group asset and liability committee.

The group business risk committee reviews and recommends the Group’s risk appetite and risk management framework, high-level group policies and the allocation of risk appetite. The group business risk committee periodically reviews risk exposures and risk/reward returns and monitors the development, implementation and effectiveness of the Group’s risk governance framework. Within the scope of its work the committee also considers reputational risk and any issues which could have a materially adverse impact on the Group.

The group business risk committee is supported by the following committees:

–

The group compliance and operational risk committee, which is responsible for proactively identifying current and emerging significant compliance and operational risks or accumulation of risks and control deficiencies across the Group and reviewing associated oversight plans to ensure pre-emptive risk management action. The committee also seeks to ensure that adequate divisional engagement occurs to develop, implement and maintain the Group’s compliance and operational risk management framework.

–

The group credit risk committee, which is responsible for the development and effectiveness of the Group’s credit risk management framework, clear description of the Group’s credit risk appetite, setting of high level Group credit policy, and compliance with regulatory credit requirements. On behalf of the group business risk committee, the group credit risk committee monitors and reviews the Group’s aggregate credit risk exposures and concentrations of risk.

–

The group model governance and approvals committee, which is responsible for setting the control framework and standards for models across the Group, including establishing appropriate levels of delegated authority, the approval of models that are considered to be material to the Group (including credit risk rating systems), and the principles underlying the Group’s economic capital framework.

–

The group insurance risk committee, which is responsible for the development and effectiveness of the Group’s insurance risk management framework, clear articulation of the Group’s insurance risk appetite, setting of high level insurance risk policy, and ensuring compliance with regulatory insurance requirements. On behalf of the group business risk committee, the group insurance risk committee monitors and reviews the Group’s aggregate insurance risk exposures and provides proactive and robust challenge around insurance risk and business activities giving rise to insurance risk.

–

During the year, the Group has created divisional financial control committees to provide governance over financial statements. The meetings provide review and challenge as to the veracity of the results, press release and supporting analyst information addressing the processes that have been followed in drawing them up. Items of focus are key assumptions and areas of subjectivity in the results and ensuring proper remediation of control issues that impact internal controls over financial reporting, the Group’s auditors also report findings from their audit work.

The group risk directors and divisional risk officers meet on a regular basis under the chairmanship of the chief risk officer to review and challenge the risk profile of the Group and seek to ensure that mitigating actions are appropriate. Aggregate risk reports are reviewed by this group before submission to group business risk committees and then to risk oversight committee.

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

RISK MANAGEMENT OVERSIGHT

The chief risk officer oversees and promotes the development and implementation of a consistent group-wide risk management framework. The chief risk officer, supported by the group risk directors and the divisional risk officers, provides objective challenge to the Group’s senior management. The group executive committee and the board receive regular briefings and guidance from the chief risk officer to ensure awareness of the overarching risk management framework and a clear understanding of their accountabilities for risk and internal control.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

RISK GOVERNANCE STRUCTURES

Group risk directors who report directly to the chief risk officer, are allocated responsibility for certain specific risk types and are responsible for ensuring the adequacy of the framework for their risk types as well as the oversight of the risk profile across the Group. Divisional risk officers have dual reporting lines to their own divisional executive and also to the chief risk officer and are responsible for the risk profile within their own divisions. This matrix approach enables the group executive committee members to fulfil their risk management accountabilities.

Divisional risk officers provide oversight of risk management activity for all risks within each of the Group’s divisions. Reporting directly to the group executive directors responsible for the divisions and to the chief risk officer, their day-to-day contact with business management, business operations and risk initiatives seeks to provide an effective risk oversight mechanism.

The director of group audit provides independent assurance to the audit committee and the board that risks within the Group are recognised, monitored and managed within acceptable parameters. Group audit is fully independent of group risk, seeking to ensure objective challenge to the effectiveness of the risk governance framework.

RISK MANAGEMENT IN THE BUSINESS

Line management are directly accountable for the management of risks arising in their individual businesses. A key objective is to ensure that business decisions strike an appropriate balance between risk and reward, consistent with the Group’s risk appetite.

All business units, divisions and group functions complete a control self assessment annually (see page 127), reviewing the effectiveness of their internal controls and putting in place a programme of enhancements where appropriate. Managing directors of each business and each group executive committee member certify the accuracy of their assessment.

Risk management in the business forms part of a tiered risk management model, as shown above, with the divisional risk officers and group risk providing oversight and challenge, as described above, and the chief risk officer and group committees establishing the group-wide perspective.

This approach seeks to provide the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

RISK MANAGEMENT FRAMEWORK

RISK MANAGEMENT FRAMEWORK

The Group’s risk management principles and risk management framework cover the full spectrum of risks that a group, which encompasses both banking and insurance businesses, would encounter.

The Group uses an enterprise-wide risk management framework for the identification, assessment, measurement and management of risk. It seeks to maximise value for shareholders over time by aligning risk management with the corporate strategy, assessing the impact of emerging risks from legislation, new technologies or the market, and developing risk tolerances and mitigating strategies. The framework seeks to: strengthen the Group’s ability to identify and assess risks, aggregate group-wide risks and define the group risk appetite, develop solutions for reducing or transferring risk, and where appropriate, exploit risks to gain competitive advantage, thereby seeking to increase shareholder value. The principal elements of the risk management framework are shown in the table above. The framework above comprises 11 interdependent activities which map to the components of the internal control integrated framework issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The framework is dynamic and allows for proportionate adjustment of policies and controls where business strategy and risk appetite is amended in response to changes in market conditions.

The Lloyds Banking Group business strategy and objective is used to determine the Group’s high level risk principles and risk appetite measures and metrics for the primary risk drivers (see the table on page 63). The risk appetite is proposed by the group chief executive and reviewed by various governance bodies including the group executive committee and the risk oversight committee. Responsibility for the approval of risk appetite rests with the board. The approved high level appetite and limits are delegated to individual group executive committee members by the group chief executive.

The more detailed description of the risk principles and distribution of the risk appetite measures amongst the divisions and businesses are determined by the group chief executive, in consultation with the group business risk committee and the group asset and liability committee.

The risk principles are executed through the policy framework and accountabilities. These principles are supported by the policy levels below:

Principles – high level principles for the six primary risk drivers

High level group policy – policy statements for each of the main risk types aligned to the risk drivers

Detailed group policy – detailed policy that applies across the Group

Divisional policy – local policy that specifically applies to a division

Business unit policy – local policy that specifically applies to a business unit

Divisional and business unit policy is only produced by exception and is not necessary unless there is a specific area for which a particular division or business unit requires a greater level of detail than is appropriate for group level policy. The governance arrangements for development of, and compliance with, group, divisional and business unit policy and the associated accountabilities are clearly outlined to all colleagues. Colleagues are expected to be aware of policies and procedures which apply to them and their work and to observe the relevant policies and procedures. Line management in each business area has primary responsibility for ensuring that group policies and the relevant local policies and procedures are known and observed by all colleagues within that area.

Group and divisional risk functions have responsibility for overseeing effective implementation of policy. Group audit provides independent assurance to the board about the effectiveness of the Group’s control framework and adherence to policy. Policies are reviewed annually to ensure they remain fit for purpose.

Execution of the Group’s risk management framework is dependent upon a clear and consistent risk identification using a common language to define risks and to categories them (see the table on page 63).

Proportionate control activities are in place to design mitigating controls, to transfer risk where appropriate and to seek to ensure executives are content with the residual level of risk accepted.

Risk and control assessments are undertaken to assess the effectiveness of current mitigations and whether risks taken are consistent with the Group’s risk appetite (this includes the annual control self-assessment exercise).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

The impact of risks and issues (including financial, reputation and regulatory capital) are determined through effective risk measurement including modelling, stress testing and scenario analysis.

The outcomes of independent reviews (including internal and external audit and regulatory reviews) are integrated into risk management activities and action plans.

Risk reporting is standardised through the use of standard definitions to enable risk aggregation. Divisions monitor their risk levels against their risk appetite, seeking to ensure effective mitigating action is being taken where appropriate. Divisional risk reports are reviewed by each divisional executive committee to ensure that respective senior management are satisfied with the overall risk profile, risk accountabilities and progress on any necessary action plans and tracking. Reporting, including that of performance against relevant limits or policies, is in place to provide a level of detail appropriate to the exposures concerned and regular information is provided to group risk for review and aggregate reporting. Any significant issues identified in the monitoring process are appropriately reported, and an escalation process is in place to report significant losses to appropriate levels of management. Regular reports are prepared by group risk on risk exposures and material issues for the group asset and liability committee, group business risk committee, group executive committee, risk oversight committee and the board.

At group level, a consolidated risk report is produced which is reviewed and debated by the group business risk committee, group executive committee, audit committee, risk oversight committee and the board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The consolidated risk report provides a regular assessment of the aggregate residual risk for the primary risk drivers, comparing the assessment with the previous quarter and providing a forecast for the next 12 months.

PRINCIPAL RISKS

At present the most significant risks faced by the Group, which are derived from the primary risk drivers detailed in the table on page 63, include:

Risk: Definition	Features

Credit: The risk of reductions in
earnings and/or value, through
Financial loss, as a result of the
failure of the party with whom the
Group has contracted to meet its
obligations (both on and off
balance sheet).

Arising in the Retail, Wholesale and Wealth and International divisions, reflecting the risks inherent in the Group’s lending activities and in the Insurance division in respect of investment of own funds. Over the last two years the deteriorating economic outlook, both in the UK and overseas, brought about by the banking crisis has impacted the financial services industry resulting in further high profile losses and writedowns. The Group is impacted by the economic downturn and a further worsening of the business environment could adversely impact earnings.

This poses a major risk to the Group and its lending to:

– Retail customers (including those in Wealth and International): where reducing affordability and/or asset values arising from a combination of house price falls, continuing high, or increasing levels of unemployment, consumer over-indebtedness, and rising interest rates impacts both secured and unsecured retail exposures.

– Wholesale customers (including those in Wealth and International): where companies are facing increasingly difficult business conditions, resulting in corporate default levels rising and leading to increases in corporate impairment. The Group has high levels of exposure in both the UK and internationally, including Ireland, USA, Australia and Spain. There are particular concentrations to: financial institutions, commercial real estate, and joint ventures, with high leverage and exposures through capital structure.

The Group follows a through the economic cycle, relationship based, business model with risk management processes, appetites and experienced staff in place.

Legal and regulatory: The risk of
regulatory action leading to fine
and/or public censure and/or
successful legal action being taken
against the Group as a result of
failure to meet one or more legal
and/or regulatory requirements
either in the UK or overseas.

The industry is currently subject to a wide range of international and UK consultations on proposals to change the regulatory requirements. For example the Basel Committee on Banking Supervision has issued proposals with respect to capital and liquidity requirements for banks (‘Strengthening the resilience of the banking sector’ and ‘International framework for liquidity risk measurement, standards and monitoring’) and draft proposals have also been issued for new capital requirements for insurers (Solvency II). In the UK we have seen the Turner review and more recently, proposals have been issued for governance, recovery and resolution (‘Living Wills’) arrangements and also, potentially conduct of business requirements, which could have significant implications for past business as well as future product offerings for customers. There is a high level of uncertainty both as to the financial outcome in terms of specific requirements and the speed of implementation in the UK and internationally.

The Group is currently assessing the impacts of these regulatory proposals, and will participate in the consultation and calibration processes to be undertaken by the various regulatory bodies during 2010. The Group currently meets and exceeds its regulatory capital requirements and expects to continue to do so. However, the FSA could impose more stringent capital and liquidity requirements, and/or introduce new ratios and/or change the manner in which it applies existing requirements to recapitalised banks, including those within the Group. Any one or combination of these events could result in the Group being forced to raise further capital or to divest assets.

The Group has made good preparations for the FSA’s new liquidity regime (ILAS) and is ready to meet the reporting implications later in the year.

Lloyds Banking Group’s policy is to maintain high levels of compliance with regulatory requirements and it will organise its business to maintain this level of compliance as the requirements become clearer, being mindful of maintaining an appropriate balance between risk and reward.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

Risk: Definition	Features

Liquidity and funding: Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Arising in the banking business of the Group and impacting the Retail, Wholesale and Wealth and International divisions reflecting the risk that the Group is unable to attract and retain either retail, wholesale or corporate deposits or issue debt securities. Like all major banks, the Group is dependent on confidence in the short and longer term wholesale funding markets; should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding and provide liquidity when necessary, it could impact its ability to fund its financial obligations.

Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient.

The key dependencies for successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets at their current levels; successful right sizing of the Group’s balance sheet; the continuation of HM Treasury facilities in accordance with the terms agreed; limited further deterioration in the UK’s and the Group’s credit rating and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets or UK Government support schemes. A return to the extreme market conditions of 2008 would place a strain on the Group’s ability to meet its financial commitments.

Liquidity risk is managed within a board approved framework using a range of metrics to monitor the Group’s Profile against its stated appetite and potential market conditions.

Customer treatment: The risk of regulatory censure and/or a reduction in earnings/value, through financial or reputational loss, from inappropriate or poor customer treatment.

Customer treatment and how the Group manages its customer relationships affects all aspects of Lloyds Banking Group’s operations and is closely aligned with achievement of Lloyds Banking Group’s strategic aim – to create deep long lasting relationships with its customers. There is currently a high level of scrutiny regarding the treatment of customers by financial institutions from the press, politicians and regulatory bodies.

The Office of Fair Trading’s (OFT) investigation and legal test case in respect of unarranged overdraft charges on personal current accounts concluded in 2009, for further details see note 52 to the consolidated financial statements. The OFT is however continuing to discuss its concerns in relation to the personal current account market with the banks, consumer groups and other organisations under the auspices of its Market Study into personal current accounts. In October 2009, the OFT published voluntary initiatives agreed with the industry and consumer groups to improve transparency of the costs and benefits of personal current accounts and improvements to the switching process. The OFT aims to report on progress in respect of further changes it believes are required to make the market work in the best interest of bank customers by the end of March 2010.

The Group regularly reviews its product range to ensure that it meets regulatory requirements and is competitive in the market place. Treating Customers Fairly remains the key principle underpinning the FSA’s consumer protection objective. An additional challenge for Lloyds Banking Group is ensuring the fair treatment of customers during integration of the two heritage businesses. As a result the customer relationship management risks posed by integration are carefully considered through the integration governance process in place. If Lloyds Banking Group is unable to demonstrate the fair treatment of its customers there is the risk of increased complaints from customers, the potential for regulatory action (which could include reviews of past business and/or the payment of fines and compensation) and adverse media coverage (leading to reputational damage in the marketplace). The Group has policies, procedures and governance arrangements in place to facilitate the fair treatment of customers.

People: The risk of reduction in
earnings and/or value, through
financial or reputational loss, from
failure to retain, train, reward,
recruit and incentivise
appropriately skilled staff,
inappropriate staff behaviour
or industrial action.

The delivery of Lloyds Banking Group’s objectives is underpinned by the ability to attract, retain and develop the best talent in the industry. The challenges to the people agenda have never been greater with increased regulatory and public interest in remuneration practices, the effects of the Government shareholding and the impacts of integration. Lloyds Banking Group welcomes the regulation of remuneration provided there is an international consensus and will comply with the FSA Code. The Group has managed the initial stages of integration, working to establish control by defining and implementing the new organisational structures and continues to manage the relationship with colleagues during this period of change. The Group has policies, procedures and governance arrangements in place to ensure the effective management of people risk as the Group integrates and grows its business. The Group has published proposals to harmonise employee terms and conditions across the Group and is consulting with the various representative unions. The Group actively manages its relationships with unions, but is aware of the danger of industrial action, business disruption and reputational impact arising from union behaviour and communications. People risk is closely monitored as a key risk indicator, as well as being subject to oversight by the board.

Integration: The risk that
Lloyds Banking Group fails to
realise the business growth
opportunities, revenue benefits,
cost synergies, operational
efficiencies and other benefits
anticipated from, or incurs
unanticipated costs and losses
associated with, the acquisition
of HBOS plc.

The integration of the two legacy organisations presents one of the largest integration challenges that has been seen in the UK financial services industry. There is a risk that the Group may fail to realise the business growth opportunities, revenue benefits, cost synergies, operational efficiencies and other benefits anticipated from the acquisition of HBOS plc by Lloyds TSB Group plc, or may incur unanticipated costs and losses associated as a result. As a consequence, the Group results may suffer as a result of operational, financial management and other integration risks. The risk of failure to deliver synergy benefits or to meet publicly stated targets could potentially result in a loss of shareholder or market confidence with negative perceptions of the Group’s integration strategy. As the Group goes through the integration process there is a danger of losing key staff potentially impacting upon integration plans.

The Group has created an integration execution board, chaired by the group operations director, to oversee the integration process. The Group is now one year into the integration programme and has a fully developed and functioning governance framework to manage these risks, with clear understanding of the dependencies and phased deliverables through to 2012. The programme is ahead of plan.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

RISK DRIVERS

RISK DRIVERS

The Group’s risk language is designed to capture the Group’s ‘primary risk drivers’. A description of each ‘primary risk driver’, including definition, appetite, control and exposures, is included below. These are further sub divided into 29 more granular risk types to enable more detailed review and facilitate appropriate reporting and monitoring, as set out in the table above.

Through the Group’s risk management processes, these risks are assessed on an ongoing basis and seek to ensure optimisation of risk and reward and that, where required, appropriate mitigation is in place. Both quantitative and qualitative factors are considered in assessing the Group’s current and potential future risks.

BUSINESS RISK

DEFINITION

Business risk is defined as the risk that the Group’s earnings are adversely impacted by a sub optimal business strategy or the sub optimal implementation of the strategy. In assessing business risk, consideration is given to internal and external factors.

RISK APPETITE

Business risk appetite is encapsulated in the Group’s budget and medium-term plan, which are sanctioned by the board on an annual basis. Divisions and business units plans are aligned to the Group’s overall business risk appetite.

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

MEASUREMENT

An annual business planning process is conducted at group, divisional and business unit level which includes a quantitative and qualitative assessment of the risks that could impact the Group’s plans. Within the planning round, the Group conducts both scenario analysis and stress tests to assess risks to future earning streams. Stress testing and scenario analysis are fully embedded in the Group’s risk management practice. The Group assesses a wide array of scenarios including economic recessions, regulatory action and scenarios specific to the operations of each part of the business.

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

MONITORING

The Group’s strategy is reviewed and approved by the board. Reputational risk is covered at a number of levels throughout the organisation, which includes the group executive committee and the group business risk committee. Regular reports are provided to the group executive committee and the board on the progress of the Group’s key strategies and plans. Group risk conducts oversight to seek to ensure that business plans remain consistent with the Group’s strategy.

APPROACH

The Group has adapted the heritage Lloyds TSB business risk approach which includes stress testing the medium term plan to changes in economic assumptions. The output of this stress testing is used to determine investment decisions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

CREDIT RISK

DEFINITION

The risk of reductions in earnings and/or value, through financial or reputational loss, as a result of the failure of the party with whom the Group has contracted to meet its obligations (both on and off balance sheet).

RISK APPETITE

Credit risk appetite is set by the board and is described and reported through a suite of metrics derived from a combination of accounting and credit portfolio performance measures which in turn use the various credit risk rating systems as inputs. These metrics are supported by a comprehensive suite of policies, sector caps, product and country limits to manage concentration risk and exposures within the Group’s approved risk appetite.

This statement of the Group’s overall appetite for credit risk is reviewed and approved annually by the board. With the support of the group credit risk committee and group business risk committee, the group chief executive allocates this risk appetite across the Group. Individual members of the group executive committee ensure that credit risk appetite is further delegated to an appropriate level within their areas of responsibility.

EXPOSURES

The principal sources of credit risk within the Group arise from loans and advances to retail customers, financial institutions and corporate clients. The credit risk exposures of the Group are set out in note 54 to the consolidated financial statements. Credit risk exposures are categorised as ‘retail’ arising in the Retail and Wealth and International Divisions and ‘wholesale’ arising in the Wholesale and Wealth and International Divisions.

In terms of loans and advances, credit risk arises both from amounts lent and commitments to extend credit to a customer as required. These commitments can take the form of loans and overdrafts, or credit instruments such as guarantees and standby, documentary and commercial letters of credit. With respect to commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is less than the total unused commitments, as most retail commitments to extend credit can be cancelled and the credit worthiness of customers is monitored frequently. In addition, most wholesale commitments to extend credit are contingent upon customers maintaining specific credit standards, which are regularly monitored.

Credit risk can also arise from debt securities, private equity investments, derivatives and foreign exchange activities. Note 18 to the consolidated financial statements shows the total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2009. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 54 on page F-103.

Credit risk exposures in the insurance businesses arise primarily from holding investments and from exposure to reinsurers. A significant proportion of the investments are held in unit linked and with profit funds where the shareholder risk is limited, subject to any guarantees given.

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

The Group assesses the probability of default of individual counterparties using internal rating models tailored to the various categories of counterparty. In its principal retail portfolios and a growing number of wholesale lending portfolios, exposure at default and loss given default models are also in use. They have been developed internally and use statistical analysis, combined, where appropriate, with external data and subject matter expert judgement. Each rating model is subject to a rigorous validation process, undertaken by independent risk teams, which includes benchmarking to externally available data, where possible. All material rating models are authorised by the group model governance committee.

Each probability of default model segments counterparties into a number of rating grades, each representing a defined range of default probabilities. Exposures migrate between classifications if the assessment of the obligor probability of default changes. Each rating system is required to map to a master scale, which supports the consolidation of credit risk information across portfolios through the adoption of a common rating scale. Given the differing risk profiles and credit rating considerations, the underlying risk reporting has been split into two distinct master scales, a retail master scale and a wholesale master scale. (Note 54 on page F-104 provides an analysis of the portfolio).

The rating systems described above assess probability of default, exposure at default and loss given default, in order to derive an expected loss. In contrast, impairment allowances are recognised for financial reporting purposes only for losses that have been incurred at the balance sheet date based on objective evidence of impairment (see note 2(H) to the consolidated financial statements on page F-14). Due to the different methodologies applied, the amount of incurred credit losses provided for in the financial statements differs from the amount determined from the expected loss models that are used for internal operational management and banking regulation purposes.

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

–

Counterparty limits: Limits are set against all types of exposure in a counterparty name, in accordance with an agreed methodology for each exposure type. This includes credit risk exposure on individual derivative transactions, which incorporates potential future exposures from market movements. Aggregate facility levels by counterparty are set and limit breaches are subject to escalation procedures.

–

Credit scoring: In its principal retail portfolios, the Group uses statistically-based decisioning techniques (primarily credit scoring). Divisional risk departments review scorecard effectiveness and approve changes, with material changes being subject to group risk approval.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

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

–

Controls over rating systems: The Group has established an independent team in group risk that sets common minimum standards, designed to challenge the discriminatory powers of systems, accuracy of calibration and seeks to ensure consistency over time and across obligors. Internal rating systems are developed and implemented by independent risk functions either in the business units or divisions with the business unit managing directors having ownership of the systems. Line management takes responsibility for ensuring the validation of the respective internal rating systems, supported and challenged by specialist functions in their respective division.

–	Cross-border and cross-currency exposures: Country limits are authorised by the Country Limits Panel taking into account economic and political factors.

–

Concentration risk: Credit risk management includes portfolio controls on certain industries, sectors and product lines to reflect risk appetite. Credit policy is aligned to the Group’s risk appetite and restricts exposure to certain high risk and more vulnerable sectors and segments. Note 20 to the consolidated financial statements provides an analysis of loans and advances to customers by industry (for wholesale customers) and product (for retail customers). Exposures are monitored to prevent excessive concentration of risk. These concentration risk controls are not necessarily in the form of a maximum limit on lending but may instead require new business in concentrated sectors to fulfil additional hurdle requirements. The Group’s large exposures are reported in accordance with regulatory reporting requirements.

–

Stress testing and scenario analysis: The credit portfolio is also subjected to stress-testing and scenario analysis, to simulate outcomes and calculate their associated impact. Events are modelled at a group wide level, at divisional and business unit level and by rating model and portfolio, for example, for a specific industry sector.

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

COLLATERAL

The principal collateral types for loans and advances are:

–	mortgages over residential and commercial real estate;

–	charges over business assets such as premises, inventory and accounts receivable;

–	charges over financial instruments such as debt securities and equities; and

–	guarantees received from third parties.

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

OTHER CREDIT RISK TRANSFERS

The Group also undertakes asset sales, securitisations and credit derivative based transactions as a means of mitigating or reducing credit risk, taking into account the nature of assets and the prevailing market conditions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

MONITORING

–

Portfolio monitoring and reporting: In conjunction with group risk, businesses and divisions identify and define portfolios of credit and related risk exposures and the key benchmarks, behaviours and characteristics by which those portfolios are managed in terms of credit risk exposure. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. Group risk in turn produces an aggregated review of credit risk throughout the Group, including reports on significant credit exposures, which are presented to both the group credit risk committee and to the group business risk committee.

–

The performance of all rating models is comprehensively monitored on a regular basis, to seek to ensure that models continue to provide optimum risk differentiation capability, the generated ratings remain as accurate and robust as possible and the models assign appropriate risk estimates to grades/pools. All models are monitored against a series of agreed key performance indicators. In the event that monthly monitoring identifies material exceptions or deviations from expected outcomes, these will be escalated to the group model governance committee.

APPROACH

The Group has largely adopted the heritage Lloyds TSB credit risk approach, including governance structure, sanctioning processes and risk appetite controls and framework. Integrated, prudent through the cycle credit policies and procedures have mostly all been established and implemented across the Group, supported by robust early warning indicators and triggers.

Following a prioritised appointment process an integrated credit risk management structure is in place throughout the Group, using the most experienced and skilled resources from both heritages. Substantial work has been undertaken to analyse portfolios and where necessary the Group has taken actions to manage effectively its exposure through the economic downturn. These actions have included revised credit criteria for key products and a withdrawal from those business sectors that are outside of the Group’s risk appetite.

The Group has formed a group level Credit Risk Assurance function with experienced credit professionals from both heritages. Together with Divisional Risk senior management, this team has carried out an independent risk-based review of the high risk wholesale and retail books. Nearly £150 billion of high risk wholesale assets, primarily HBOS commercial real estate and corporate exposures, have been reviewed by the team. This has required a detailed file by file review of the original credit application, subsequent management papers and an understanding of the supporting collateral. In addition, portfolio level analysis and investigation, together with statistically robust sampling of accounts, have been carried out for over £300 billion of retail assets. These comprehensive reviews have greatly enhanced the Group’s knowledge and understanding of the legacy portfolios and have enabled the Group to assess and manage these exposures confidently and effectively.

To support corporate customers that encounter difficulties during the current economic downturn the Group has continued to expand its dedicated Business Support Unit (BSU) model. Teams have been strengthened in both Wholesale and Wealth and International to deal with the rise in work loads experienced during the year as the recessionary conditions took hold both in the UK and overseas. In Wholesale three teams have been created to cover Corporate Real Estate, Corporate and Commercial, and Specialist Finance customers experiencing difficulties. In Wealth and International teams have been created in Ireland and Australia. Under this model, relationship management passes early and fully to BSU; because the BSU specialists receive the customers at an earlier stage in the process they have more time to develop effective solutions. The strategy is to work alongside management teams and key stakeholders to turn around businesses in distress and re-establish these as viable entities. Where a turnaround is not feasible, exposure is minimised through a combination of appropriate asset sales, restructuring and work out strategies.

To support UK Retail customers who are encountering financial difficulties the Group has launched a cross-channel support programme. Lloyds TSB branches and telephony units have at least one trained Financial Health Specialist providing customers with budgeting and money management advice. In the Group’s Halifax and Bank of Scotland businesses, customers have a dedicated telephone support line with trained specialists able to guide them through any financial difficulties. Support is also available for all customers online, and via a specially developed support brochure. For those customers requiring more intensive help, assistance is provided through dedicated support units where tailored repayment programmes can be agreed. Customers are actively supported and referred to free money advice agencies where they have multiple credit facilities that require restructuring.

Within Collections and Recoveries the sharing of best practice and alignment of policies across the Group, has helped to drive more effective customer outcomes and achieve operational efficiencies. The Group has strengthened resources in Collections and Recoveries to help customers in distress by offering advice and access to a wider range of options such as short-term repayment plans or the government backed Homeowners’ Mortgage Support and Mortgage Rescue schemes. A core element of our relationship management approach is to contact customers showing signs of financial distress, discussing with them their circumstances and offering solutions to prevent their accounts falling into arrears. This year, nearly a quarter of a million customers have been contacted who were not yet in arrears.

The Group follows a through the economic cycle, relationship-based, business model with robust risk management processes, appropriate appetites and experienced staff in place. These robust policies and procedures define chosen target market and risk acceptance criteria. These have been, and will continue to be, tightened and fine tuned as appropriate and include the use of early warning indicators to help anticipate future areas of concern and allow us to take early and proactive mitigating actions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LOAN PORTFOLIO

ANALYSIS OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS

The following table analyses loans to banks and customers by category of loan at 31 December for each of the five years listed.

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m

Loans and advances to banks	35,510	38,868	34,845	40,639	31,656
Loans and advances to customers:
– Mortgages	362,667	114,643	102,739	95,601	88,895
– Other personal lending	42,958	25,318	22,988	23,025	23,280
– Agriculture, forestry and fishing	5,130	3,969	3,226	2,905	2,451
– Energy and water supply	3,031	2,598	2,102	2,024	1,592
– Manufacturing	14,912	12,057	8,385	7,513	7,923
– Construction	10,830	3,016	2,871	2,332	2,222
– Transport, distribution and hotels	31,820	14,664	11,573	10,490	9,465
– Postal and telecommunications	1,662	1,060	946	831	546
– Financial, business and other services	66,923	33,319	29,707	22,999	21,261
– Property companies	83,820	23,318	17,576	12,896	8,713
– Lease financing	9,307	4,546	4,686	4,802	5,815
– Hire purchase	8,710	5,295	5,423	5,060	4,853

Total loans	677,280	282,671	247,067	231,117	208,672
Allowance for impairment losses	(14,950)	(3,594)	(2,408)	(2,194)	(2,073)

Total loans and advances net of allowance for impairment losses	662,330	279,077	244,659	228,923	206,599

The analysis of loans and advances as at 31 December 2009 between domestic and international offices is as follows:

	Domestic £m	Foreign £m	Total £m

Loans and advances to banks	29,475	6,035	35,510
Loans and advances to customers:
– Mortgages	344,151	18,516	362,667
– Other personal lending	40,790	2,168	42,958
– Agriculture, forestry and fishing	4,829	301	5,130
– Energy and water supply	1,141	1,890	3,031
– Manufacturing	11,480	3,432	14,912
– Construction	6,554	4,276	10,830
– Transport, distribution and hotels	22,713	9,107	31,820
– Postal and telecommunications	973	689	1,662
– Financial, business and other services	58,132	8,791	66,923
– Property companies	64,069	19,751	83,820
– Lease financing	8,426	881	9,307
– Hire purchase	7,671	1,039	8,710

Total loans	600,404	76,876	677,280
Allowance for impairment losses	(9,995)	(4,955)	(14,950)

Total loans and advances net of allowance for impairment losses	590,409	71,921	662,330

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table analyses the movements in the allowance for impairment losses on loans and advances to banks and customers for each of the five years listed.

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Balance at beginning of year before transition to IAS 39					1,663
Adjustment to reflect transition to IAS 39 on 1 January 2005					256
Balance at beginning of year after transition to IAS 39	3,594	2,408	2,194	2,073	1,919
Exchange and other adjustments	112	43	2	(13)	1
Reclassifications	—	—	—	—	43
Acquisition and disposal of businesses and portfolios	—	—	—	(27)	(27)
Advances written off:
Loans and advances to customers:
– Mortgages	(77)	(23)	(25)	(9)	(6)
– Other personal lending	(3,063)	(1,206)	(1,256)	(1,195)	(904)
– Agriculture, forestry and fishing	(5)	(2)	(1)	(1)	(1)
– Energy and water supply	(28)	(24)	(11)	(17)	(20)
– Manufacturing	(148)	(34)	(13)	(24)	(27)
– Construction	(336)	(11)	(4)	(7)	(8)
– Transport, distribution and hotels	(80)	(50)	(24)	(50)	(37)
– Postal and telecommunications	(9)	—	—	—	—
– Financial, business and other services	(308)	(169)	(95)	(142)	(151)
– Property companies	(51)	(6)	—	(4)	—
– Lease financing	(26)	(2)	(26)	(1)	(5)
– Hire purchase	(69)	(59)	(87)	(39)	(77)
Loans and advances to banks	—	—	—	—	—
Total advances written off	(4,200)	(1,586)	(1,542)	(1,489)	(1,236)
Recoveries of advances written off:
Loans and advances to customers:
– Mortgages	1	1	2	2	2
– Other personal lending	107	102	121	158	125
– Energy and water supply	—	—	—	1	2
– Manufacturing	—	—	1	3	4
– Construction	—	—	—	1	1
– Transport, distribution and hotels	—	1	1	4	5
– Financial, business and other services	2	3	3	12	14
– Hire purchase	—	5	9	9	5
Total recoveries of advances written off	110	112	137	190	158
Total net advances written off	(4,090)	(1,474)	(1,405)	(1,299)	(1,078)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Effect of unwinding of discount recognised through interest income	(446)	(102)	(104)	(100)	(87)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
– Mortgages	368	171	18	12	18
– Other personal lending	3,779	1,455	1,313	1,349	1,192
– Agriculture, forestry and fishing	29	2	4	1	—
– Energy and water supply	55	35	18	4	2
– Manufacturing	737	122	19	12	(1)
– Construction	842	61	8	5	(3)
– Transport, distribution and hotels	1,783	66	39	29	20
– Postal and telecommunications	14	—	—	—	—
– Financial, business and other services	2,193	491	151	53	7
– Property companies	5,528	73	1	—	—
– Lease financing	241	1	35	4	(3)
– Hire purchase	214	107	116	91	70
Loans and advances to banks	(3)	135	(1)	—	—
Total allowances for impairment losses charged against income for the year	15,780	2,719	1,721	1,560	1,302
Total balance at end of year	14,950	3,594	2,408	2,194	2,073
Ratio of net write-offs during the year to average loans outstanding during the year	0.6%	0.6%	0.7%	0.7%	0.6%

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The analysis of movements in the allowance for impairment losses on loans and advances to banks and customers for the year ended 31 December 2009 between domestic and international offices is as follows:

	Domestic £m	Foreign £m	Total £m
Balance at beginning of year	3,575	19	3,594
Exchange and other adjustments	171	(59)	112
Advances written off:
Loans and advances to customers:
– Mortgages	(77)	—	(77)
– Other personal lending	(3,062)	(1)	(3,063)
– Agriculture, forestry and fishing	(5)	—	(5)
– Energy and water supply	(28)	—	(28)
– Manufacturing	(147)	(1)	(148)
– Construction	(336)	—	(336)
– Transport, distribution and hotels	(80)	—	(80)
– Postal and telecommunications	(9)	—	(9)
– Financial, business and other services	(308)	—	(308)
– Property companies	(51)	—	(51)
– Lease financing	(25)	(1)	(26)
– Hire purchase	(69)	—	(69)
Loans and advances to banks	—	—	—
Total advances written off	(4,197)	(3)	(4,200)
Recoveries of advances written off:
Loans and advances to customers:
– Mortgages	1	—	1
– Other personal lending	107	—	107
– Agriculture, forestry and fishing	—	—	—
– Energy and water supply	—	—	—
– Manufacturing	—	—	—
– Construction	—	—	—
– Transport, distribution and hotels	—	—	—
– Postal and telecommunications	—	—	—
– Financial, business and other services	1	1	2
– Hire purchase	—	—	—
Total recoveries of advances written off	109	1	110
Total net advances written off	(4,088)	(2)	(4,090)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Domestic £m	Foreign £m	Total £m

Effect of unwinding of discount recognised through interest income	(446)	—	(446)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
– Mortgages	120	248	368
– Other personal lending	3,659	120	3,779
– Agriculture, forestry and fishing	2	27	29
– Energy and water supply	24	31	55
– Manufacturing	544	193	737
– Construction	533	309	842
– Transport, distribution and hotels	507	1,276	1,783
– Postal and telecommunications	9	5	14
– Financial, business and other services	1,840	353	2,193
– Property companies	3,325	2,203	5,528
– Lease financing	88	153	241
– Hire purchase	135	79	214
Loans and advances to banks	(3)	—	(3)

Total allowances for impairment losses charged against income for the year	10,783	4,997	15,780

Total balance at end of year	9,995	4,955	14,950

The following table analyses the coverage of the allowance for loan losses by category of loans.

	2009 Allowance £m	2009 Percentage of loans in each category to total loans %	2008 Allowance £m	2008 Percentage of loans in each category to total loans %	2007 Allowance £m	2007 Percentage of loans in each category to total loans %	2006 Allowance £m	2006 Percentage of loans in each category to total loans %	2005 Allowance £m	2005 Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	149	5.2	135	13.8	—	14.1	1	17.6	1	15.2
Loans and advances to
customers:
– Mortgages	489	53.6	186	40.5	37	41.5	42	41.3	36	42.5
– Other personal lending	2,884	6.3	2,047	9.0	1,795	9.3	1,720	9.9	1,533	11.2
– Agriculture, forestry and fishing	33	0.8	5	1.4	5	1.3	2	1.3	2	1.2
– Energy and water supply	70	0.4	33	0.9	22	0.9	14	0.9	32	0.8
– Manufacturing	699	2.2	119	4.3	29	3.4	25	3.3	33	3.8
– Construction	527	1.6	60	1.1	10	1.2	6	1.0	8	1.1
– Transport, distribution and hotels	1,621	4.7	75	5.2	58	4.7	45	4.5	64	4.5
– Postal and telecommunications	5	0.2	—	0.4	—	0.4	—	0.4	—	0.3
– Financial, business and other services	2,388	9.9	596	11.7	232	12.0	166	9.9	250	10.1
– Property companies	5,504	12.4	70	8.2	4	7.1	5	5.6	11	4.2
– Lease financing	224	1.4	15	1.6	16	1.9	7	2.1	4	2.8
– Hire purchase	357	1.3	253	1.9	200	2.2	161	2.2	99	2.3

Total balance at year end	14,950	100.0	3,594	100.0	2,408	100.0	2,194	100.0	2,073	100.0

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The analysis of the coverage of the allowance for loan losses at 31 December 2009 between domestic and international offices is as follows:

	Domestic		Foreign		Total

	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	149	4.9	—	7.9	149	5.2
Loans and advances to customers:
– Mortgages	243	57.2	246	24.0	489	53.6
– Other personal lending	2,767	6.8	117	2.8	2,884	6.3
– Agriculture, forestry and fishing	6	0.8	27	0.4	33	0.8
– Energy and water supply	42	0.2	28	2.5	70	0.4
– Manufacturing	504	1.9	195	4.5	699	2.2
– Construction	217	1.1	310	5.6	527	1.6
– Transport, distribution and hotels	396	3.8	1,225	11.8	1,621	4.7
– Postal and telecommunications	—	0.2	5	0.9	5	0.2
– Financial, business and other services	2,012	9.7	376	11.4	2,388	9.9
– Property companies	3,306	10.7	2,198	25.7	5,504	12.4
– Lease financing	72	1.4	152	1.1	224	1.4
– Hire purchase	281	1.3	76	1.4	357	1.3

Total	9,995	100.0	4,955	100.0	14,950	100.0

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

2006 AND LATER YEARS

In 2007, the Group adopted IFRS 7, which requires more detailed qualitative and quantitative disclosures about its loan portfolios. Accordingly, for 2006 and later years, the table below shows separately those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, (iii) impaired, not requiring a provision and (iv) impaired with a provision.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

						Loans and advances designated at fair value through profit or loss £m

	Loans and advances to banks £m	Loans and advances to customers

		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2009
Neither past due nor impaired	35,333	347,292	48,429	185,872	581,593	19,082
Past due but not impaired	—	12,587	1,873	5,118	19,578	—
Impaired – no provision required	—	2,034	449	6,603	9,086	—
– provision held	153	5,918	5,902	37,927	49,747	—

Gross	35,486	367,831	56,653	235,520	660,004	19,082

31 December 2008
Neither past due nor impaired	38,716	110,148	33,571	86,707	230,426	608
Past due but not impaired	17	3,134	1,146	555	4,835	—
Impaired – no provision required	—	479	150	1,253	1,882	—
– provision held	135	882	4,327	1,451	6,660	—

Gross	38,868	114,643	39,194	89,966	243,803	608

31 December 2007
Neither past due nor impaired	34,845	99,828	29,850	73,475	203,153	1,189
Past due but not impaired	—	2,153	966	639	3,758	—
Impaired – no provision required	—	415	100	293	808	—
– provision held	—	343	3,600	560	4,503	—

Gross	34,845	102,739	34,516	74,967	212,222	1,189

31 December 2006
Neither past due nor impaired	40,638	92,873	29,364	60,005	182,242	835
Past due but not impaired	—	1,943	1,005	374	3,322	—
Impaired – no provision required	—	658	92	158	908	—
– provision held	1	127	3,580	299	4,006	—

Gross	40,639	95,601	34,041	60,836	190,478	835

The analysis of lending between retail and wholesale has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within wholesale are exposures to corporate customers and other large institutions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The loans that are past due but not impaired are further analysed in the table below according to the number of days that have elapsed since the last payment was due from the borrower.

						Loans and advances designated at fair value through profit or loss £m

	Loans and advances to banks £m	Loans and advances to customers

		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2009
0-30 days	—	6,018	1,316	2,347	9,681	—
30-60 days	—	2,649	376	825	3,850	—
60-90 days	—	1,702	74	825	2,601	—
90-180 days	—	2,216	48	560	2,824	—
Over 180 days	—	2	59	561	622	—

Total	—	12,587	1,873	5,118	19,578	—

31 December 2008
0-30 days	—	1,527	853	289	2,669	—
30-60 days	—	633	259	90	982	—
60-90 days	17	424	32	70	526	—
90-180 days	—	549	2	77	628	—
Over 180 days	—	1	—	29	30	—

Total	17	3,134	1,146	555	4,835	—

31 December 2007
0-30 days	—	1,123	781	266	2,170	—
30-60 days	—	445	155	107	707	—
60-90 days	—	260	29	129	418	—
90-180 days	—	325	1	67	393	—
Over 180 days	—	—	—	70	70	—

Total	—	2,153	966	639	3,758	—

31 December 2006
0-30 days	—	1,104	797	156	2,057	—
30-60 days	—	341	182	60	583	—
60-90 days	—	216	26	38	280	—
90-180 days	—	280	—	70	350	—
Over 180 days	—	2	—	50	52	—

Total	—	1,943	1,005	374	3,322	—

A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

POTENTIAL PROBLEM LOANS

Potential problem loans are loans where known information about possible credit problems causes management to have concern as to the borrower’s ability to comply with the present loan repayment terms.

2005

There were no similar disclosure requirements in the UK for the year ended 31 December 2005.

The following table discloses for 2005 lendings which were current as to payment of interest and principal but where concerns existed about the ability of the borrowers to comply with loan repayment terms in the near future:

2005 £m

Potential problem lending	1,800

The figures shown for potential problem lending are not indicative of the losses that might arise should the credit quality of this lending deteriorate since they do not take into account security held.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2006 AND LATER YEARS

IFRS 7 requires, for 2006 and later years, the disclosure of information about the credit quality of loans and advances that are neither past due nor impaired. The Group’s disclosures analyse these loans between those that the Group believes are of good quality, satisfactory quality, and lower quality and those that are below standard but not impaired.

						Loans and advances designated at fair value through profit or loss £m

	Loans and advances to banks £m	Loans and advances to customers

		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2009
Good quality	34,434	335,482	30,743	61,810		18,702
Satisfactory quality	135	9,614	12,654	59,752		267
Lower quality	15	746	1,480	45,986		90
Below standard, but not impaired	749	1,450	3,552	18,324		23

Total	35,333	347,292	48,429	185,872	581,593	19,082

31 December 2008
Good quality	38,283	109,815	21,373	49,349		129
Satisfactory quality	215	264	9,192	31,042		411
Lower quality	204	—	900	5,831		56
Below standard, but not impaired	14	69	2,106	485		12

Total	38,716	110,148	33,571	86,707	230,426	608

31 December 2007
Good quality	34,647	99,407	18,157	46,240		191
Satisfactory quality	190	378	8,964	25,013		670
Lower quality	7	1	665	2,034		327
Below standard, but not impaired	1	42	2,064	188		1

Total	34,845	99,828	29,850	73,475	203,153	1,189

31 December 2006
Good quality	40,418	92,472	16,940	35,659		513
Satisfactory quality	201	359	9,667	21,797		314
Lower quality	17	—	663	2,249		3
Below standard, but not impaired	2	42	2,094	300		5

Total	40,638	92,873	29,364	60,005	182,242	835

For further details see page F-104.

INTEREST FOREGONE ON NON-PERFORMING LENDING

The table below summarises the interest foregone on impaired lending.

2009 £m

Interest income that would have been recognised under original contract terms	1,830
Interest income included in profit	(971)

Interest foregone	859

TROUBLED DEBT RESTRUCTURINGS

In the US, loans whose terms have been modified due to problems with the borrower are required to be separately disclosed. If the new terms were in line with market conditions at the time of the restructuring and the restructured loan remains current as to repayment of principal and interest then the disclosure can be discontinued at the end of the first year.

As noted above, the Group adopted IFRS 7 in 2007; IFRS 7 requires the disclosure of loans that were renegotiated and that would otherwise have been past due or impaired (2009: £3,919 million; 2008: £144 million; 2007: £579 million; 2006: £342 million); see also page F-106.

FORBEARANCE

Forbearance or repayment arrangements allow a mortgage customer to repay a monthly amount which is lower than their contractual monthly payment for a short period. This period is usually for no more than 12 months and is negotiated with the customer by the mortgage collectors. During the period of forbearance, there is no clearing down of arrears such that unless the customer is paying more than their contractual minimum payment, arrears balances will remain. When customers come to the end of their arrangement period they will continue to be managed as a mainstream collections case and if unable to recover then will move toward possession.

Customers can have their arrears balance recapitalised once they have demonstrated they can pay the original contractual minimum payment, but are unable to clear their arrears. This is usually demonstrated by the customer making six consecutive contractual monthly payments. Customers are

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

not however able to recapitalise more than twice in a five year period. Recapitalised mortgages will return to the non-impaired book and will be managed in accordance with the recapitalised terms of the mortgage.

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

In the UK, although a bank is entitled to enforce a first charge on a property held as security, it typically does so only to the extent of enforcing its power of sale. In accordance with IFRS and industry practice, Lloyds Banking Group usually takes control of a property held as collateral on a loan at repossession without transfer of title. Loans subject to repossession continue to be reported as loans in the balance sheet. Any gains or losses on sale of the acquired property are recorded within the provision for loan losses during the reporting period.

The difference in practices has no effect on net income reported in the UK compared to that reported in the US but it does result in a difference in classification of losses and recoveries in the income statement. It also has the effect of causing UK banks to report an increased level of non-performing loans compared with US banks.

In certain circumstances the Group takes physical possession of assets held as collateral against wholesale lending. In such cases, the assets are carried on the Group’s balance sheet and are classified according to the Group’s accounting policies.

CROSS BORDER OUTSTANDINGS

The business of Lloyds Banking Group involves significant exposures in non-local currencies. These cross border outstandings comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in non-local currency. The following table analyses, by type of borrower, foreign outstandings which individually represent in excess of 1 per cent of Lloyds Banking Group’s total assets.

	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m

As at 31 December 2009:
United States of America	1.9	19,033	3,266	2,548	13,219
France	1.4	14,126	768	2,932	10,426
As at 31 December 2008:
United States of America	2.0	8,928	253	1,843	6,832
France	1.1	4,735	69	2,904	1,762
Netherlands	1.0	4,449	4	1,658	2,787
As at 31 December 2007:
Netherlands	1.8	6,245	1	3,806	2,438
United States of America	1.3	4,520	38	1,098	3,384

As at 31 December 2009, United States of America had commitments of £491 million, and France had commitments of £624 million.

As at 31 December 2009, there were no countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets.

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

MARKET RISK

DEFINITION

The risk of reductions in earnings, value and/or reserves, through financial or reputational loss, arising from unexpected changes in financial prices, including interest rates, inflation rates, exchange rates, credit spreads and prices for bonds, commodities, equities, property and other instruments. It arises in all areas of the Group’s activities and is managed by a variety of different techniques.

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

EXPOSURES

The Group’s banking activities expose it to the risk of adverse movements in interest rates, credit spreads, exchange rates and equity prices, with little or no exposure to commodity risk. The volatility of market values can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset.

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

Foreign currency risk also arises from the Group’s investment in its overseas operations.

The Group’s insurance activities also expose it to market risk, encompassing interest rate, exchange rate, property, credit spreads and equity risk:

–	With Profit Funds are managed with the aim of generating rates of return consistent with policyholders’ expectations and this involves the mismatch of assets and liabilities.

–

Unit-linked liabilities are matched with the same assets that are used to define the liability but future fee income is dependent upon the performance of those assets. (This forms part of the Value of in-Force Business (ViF) see note 28 to the consolidated financial statements.)

–

For other insurance liabilities the aim is to invest in assets such that the cash flows on investments will match those on the projected future liabilities. It is not possible to eliminate risk completely as the timing of insured events is uncertain and bonds are not available at all of the required maturities. As a result, the cash flows cannot be precisely matched and so sensitivity tests are used to test the extent of the mismatch.

–

Surplus assets are held primarily in four portfolios: (a) in the long term funds of Scottish Widows plc, Clerical Medical Investment Group Limited and their subsidiaries; (b) in the shareholder funds of life assurance companies; (c) investment portfolios within the general insurance business and (d) within the main fund of Heidelberger Lebensversicherung AG.

The Group’s defined benefit staff pension schemes are exposed to significant risks from the constituent parts of their assets and from the present value of their liabilities, primarily equity and real interest rate risk. For further information on pension scheme assets and liabilities please refer to note 41 to the consolidated financial statements.

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

BANKING – TRADING ASSETS AND OTHER TREASURY POSITIONS

Based on the commonly used 95 per cent confidence level, assuming positions are held overnight and using observation periods of the preceding 300 business days, the VaR for the years ended 31 December 2009 and 2008 based on the Group’s global trading positions was as detailed in the table Banking – Trading Assets and Other Treasury Positions on page 78.

The risk of loss measured by the VaR model is the potential loss in earnings given the confidence level and assumptions noted above. The total and average trading VaR does not assume any diversification benefit across the four risk types, with the exception of the 2008 HBOS comparatives. VaR is a statistical measure and the trading book exposures for the two independently managed heritage banks arose from different management strategies and were measured against differing risk appetites. Separate disclosures have therefore been made for each heritage trading book for 2008 as this is considered to be a more informative approach. The 2008 HBOS comparatives have also been converted from 99 per cent 1-day to 95 per cent 1-day VaR numbers. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported as a whole. The Group internally uses VaR as the primary measure for all treasury positions arising from short term market facing activity, whether trading or banking book. Therefore the numbers below will include some risks which are also included in Banking non-trading, primarily those relating to the funding of lending activities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

BANKING – TRADING ASSETS AND OTHER TREASURY POSITIONS

Lloyds Banking Group	31 December 2009

	Close £m	Average[1] £m	Maximum[1] £m	Minimum[1] £m

Interest rate risk	12.0	20.2	31.4	11.8
Foreign exchange risk	1.1	1.7	9.3	0.2
Equity risk	1.8	1.4	3.3	0.0
Credit spread risk	16.7	17.4	21.0	13.6

Total VaR	31.6	40.7	53.3	31.6

Lloyds TSB	31 December 2008

	Close	Average	Maximum	Minimum
	£m	£m	£m	£m

Interest rate risk	6.7	3.4	14.7	1.0
Foreign exchange risk	3.0	1.2	4.1	0.1
Equity risk	0.0	0.3	2.7	0.0
Credit spread risk	8.0	4.9	8.1	4.1

Total VaR	17.7	9.8	25.0	5.4

HBOS (unaudited)	31 December 2008

	Close	Average	Maximum	Minimum
	£m	£m	£m	£m

Interest rate risk	5.9	3.9	6.4	2.0
Foreign exchange risk	4.3	5.8	11.4	0.9
Equity risk	0.1	0.1	0.8	0.0
Credit spread risk	Suspended

Total VaR	5.9	8.5	12.8	3.5

1           For this table the average, minimum and maximum positions reflect the period from 19 January 2009 to 31 December 2009.

BANKING – NON-TRADING

Market risk in non-trading books consists almost entirely of exposure to changes in interest rates. This is the potential impact on earnings and value that could occur when, if rates fall, liabilities cannot be re-priced as quickly or by as much as assets; or when, if rates rise, assets cannot be re-priced as quickly or by as much as liabilities.

Risk exposure is monitored monthly using, primarily, market value sensitivity. This methodology considers all re-pricing mismatches in the current balance sheet and calculates the change in market value that would result from a set of defined interest rate shocks. Where re-pricing maturity is based on assumptions about customer behaviour these assumptions are also reviewed monthly.

A limit structure exists to ensure that risks stemming from residual and temporary positions or from changes in assumptions about customer behaviour remain within the Group’s risk appetite.

The following table shows, split by material currency, Lloyds Banking Group sensitivities as at 31 December 2009 to an immediate up and down 25 basis points change to all interest rates.

BANKING – NON-TRADING

	2009		2008 (unaudited)

	Up 25bps	Down 25bps	Up 25bps	Down 25bps
	£m	£m	£m	£m

Sterling	66.6	(66.4)	(132.5)	135.1
US Dollar	(5.5)	5.6	(15.5)	15.6
Euro	4.4	(4.4)	(0.4)	0.4
Australian Dollar	2.2	(2.3)	0.0	0.0
Other	(0.2)	0.2	0.2	(0.3)

	67.5	(67.3)	(148.2)	150.8

Base case market value is calculated on the basis of the Lloyds Banking Group current balance sheet with re-pricing dates adjusted according to behavioural assumptions. The above sensitivities show how this projected market value would change in response to an immediate parallel shift to all relevant interest rates – market and administered.

This is a risk based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio.

The measure, however, is simplified in that it assumes all interest rates, for all currencies and maturities, move at the same time and by the same amount.

PENSION SCHEMES

Management of the assets of the Group’s defined benefit pension schemes is the responsibility of the Scheme Trustees, who also appoint the Scheme Actuaries to perform the triennial valuations. The Group monitors its pensions exposure holistically using a variety of metrics including accounting and economic deficits and contribution rates. These and other measures are regularly reviewed by the Pensions Strategy Committee and used in discussions with the Trustees, through whom any risk management and mitigation activity must be conducted.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

INSURANCE PORTFOLIOS

The Group’s market risk exposure in respect of insurance activities described above is measured using EEV as a proxy for economic value. The pre-tax sensitivity of EEV to standardised stresses is shown below for the years ended 31 December 2009 and 2008. The 2008 comparatives are based on a post acquisition basis assuming the legacy businesses were combined at the year end and are unaudited. During 2009, the credit spread sensitivity was changed from a 25 basis point increase to a 30 per cent widening of the spread between corporate bonds and the swap curve, including an allowance for the assumed change in the illiquidity premium. Therefore no 2008 comparative is available. Foreign exchange risk arises predominantly from overseas holdings of equities. Impacts have only been shown in one direction but can be assumed to be reasonably symmetrical. Opening and closing numbers only have been provided as this data is not volatile and consequently is not tracked on a daily basis.

INSURANCE PORTFOLIOS

As at 31 December	2009 £m	2008 (unaudited) £m

Equity risk (impact of 10% fall pre-tax)	(383.6)	(429.4)
Interest rate risk (impact of 25 basis point reduction pre-tax)	64.0	59.7
Credit spread risk (impact of 30% widening)	(156.4)	n/a

MITIGATION

Various mitigation activities are undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits.

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

BANKING ACTIVITIES

Trading is restricted to a number of specialist centres, the most important centre being the treasury and trading business in London. These centres also manage market risk in the wholesale non-trading portfolios, both in the UK and internationally. The level of exposure is strictly controlled and monitored within approved limits. Active management of the wholesale portfolios is necessary to meet customer requirements and changing market circumstances.

Market risk in the Group’s retail portfolios and in the Group’s capital and funding activities is managed within limits defined in the detailed Group policy for interest rate risk in the banking book, which is reviewed and approved annually.

INSURANCE ACTIVITIES

Market risk exposures from the insurance businesses are controlled via approved investment policies and triggers set with reference to the Group’s overall risk appetite and regularly reviewed by the group asset and liability committee:

–	The With Profit Funds are managed in accordance with the relevant fund’s principles and practices of financial management and legal requirements.

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

RISK APPETITE

Insurance risk appetite is defined with regard to the quantum and composition of insurance risk that exists currently in the Group and the direction in which the Group wishes to manage this. It takes account of the need for each entity in the Group to maintain solvency in excess of the minimum level required by the entity’s jurisdictional legal or regulatory requirements.

The Group’s overall appetite for insurance risk is reviewed and approved annually by the board.

EXPOSURES

The major sources of insurance risk within the Group are the insurance businesses and the Group’s defined benefit staff pension schemes. The nature of insurance business involves the accepting of insurance risks which relate primarily to mortality, longevity, morbidity, persistency, expenses, property damage and unemployment. The prime insurance risk carried by the Group’s staff pension schemes is related to longevity.

MEASUREMENT

Insurance risks are measured using a variety of techniques including stress and scenario testing; and, where appropriate, stochastic modelling.

Current and potential future insurance risk exposures are assessed and aggregated using risk measures based on 1-in-20 year stresses and other supporting measures where appropriate, for example those set out in note 37 to the consolidated financial statements.

MITIGATION

A key element of the control framework is the consideration of insurance risk by a suitable combination of high level committees/boards. For the life assurance businesses the key control bodies are the board of Scottish Widows Group Limited and the board of HBOS Financial Services Limited with the more significant risks also being subject to approval by the group executive committee and/or Lloyds Banking Group board. For the general insurance businesses the key control bodies are the boards of the legal entities including Lloyds TSB General Insurance Limited, St. Andrew’s Insurance plc and the Irish subsidiaries, with the more significant risks again being subject to group executive committee and/or Lloyds Banking Group board approval. All Group staff pension schemes issues are covered by the group asset and liability committee and the group business risk committee.

The overall insurance risk is mitigated through pooling and through diversification across large numbers of uncorrelated individuals, geographical areas, and different types of risk exposure.

Insurance risk is primarily controlled via the following processes:

–	Underwriting (the process to ensure that new insurance proposals are properly assessed)

–	Pricing-to-risk (new insurance proposals are priced to cover the underlying risks inherent within the products)

–	Claims management

–	Product design

–	Policy wording

–	Product management

–	The use of reinsurance or other risk mitigation techniques.

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

In respect of insurance risks in the staff pension schemes, the Group ensures that effective communication mechanisms are in place for consultation with the trustees to assist with the management of risk in line with the Group’s risk appetite.

MONITORING

Ongoing monitoring is in place to track the progression of insurance risks. This normally involves monitoring relevant experiences against expectations (for example claims experience, option take up rates, persistency experience, expenses, non-disclosure at the point of sale), as well as evaluating the effectiveness of controls put in place to manage insurance risk. Reasons for any significant divergence from experience are investigated and remedial action is taken.

Insurance risk exposures are reported and monitored regularly by the group executive committee.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

OPERATIONAL RISK

DEFINITION

The risk of reductions in earnings and/or value, through financial or reputational loss, from inadequate or failed internal processes and systems, operational inefficiencies, or from people related or external events.

There are a number of categories of operational risk:

LEGAL AND REGULATORY RISK

Legal and regulatory risk is the risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with the laws, regulations or codes applicable.

CUSTOMER TREATMENT RISK

The risk of reductions in earnings and/or value, through financial or reputational loss, from inappropriate or poor customer treatment.

PEOPLE RISK

The risk of reductions in earnings and/or value, through financial or reputational loss, from inappropriate colleague actions and behaviour, industrial action, legal action in relation to people, or health and safety issues. Loss can also be incurred through failure to recruit, retain, train, reward and incentivise appropriately skilled staff to achieve business objectives and through failure to take appropriate action as a result of staff underperformance.

INTEGRATION RISK

The risk that Lloyds Banking Group fails to realise the business growth opportunities, revenue benefits, cost synergies, operational efficiencies and other benefits anticipated from, or incurs unanticipated costs and losses associated with, the acquisition of HBOS plc.

BUSINESS PROCESS RISK

The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from inadequate or failed internal processes and systems, people-related events and deficiencies in the performance of external suppliers/service providers.

FINANCIAL CRIME RISK

The risk of reductions in earnings and/or value, through financial or reputational loss, associated with financial crime and failure to comply with related legal and regulatory obligations (which includes compliance with economic sanctions). These losses may include censure, fines or the cost of litigation.

SECURITY RISK

The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from theft of or damage to the Group’s assets, the loss, corruption, misuse or theft of the Group’s information assets or threats or actual harm to the Group’s people. This also includes risks relating to terrorist acts, other acts of war, geopolitical, pandemic or other such events.

CHANGE RISK

The risk of reductions in earnings and/or value, through financial or reputational loss, from change initiatives failing to deliver to requirements, budget or timescale, failing to implement change effectively or failing to realise desired benefits.

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

In setting operational risk appetite, the Group looks at both impact on solvency and the Group’s reputation.

For legal and regulatory risk the Group has minimal risk appetite for non-compliance with mandatory requirements and seeks to operate to high ethical standards. The Group encourages and maintains an appropriately balanced legal and regulatory compliance culture and promotes policies and procedures to enable businesses and their staff to operate in accordance with the laws, regulations and voluntary codes which impact on the Group and its activities.

EXPOSURES

The main sources of operational risk within the Group relate to the rate and scale of change arising from the Group’s current integration programme, particularly in respect of people and business processes, and the legal and regulatory environment in which financial firms operate both in the UK and overseas.

Legal and regulatory exposure is driven by the significant volume of current legislation and regulation with which the Group has to comply, along with new legislation and regulation which needs to be reviewed, assessed and embedded into day-to-day operational and business practices across the Group as a whole. Following the financial crisis, the pace and extent of regulatory reform proposals both in the UK and internationally have increased significantly, and can be expected to remain at high levels. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of the Group, but could for instance affect the Group’s future business strategy, structure or approach to funding. Further uncertainties arise where regulations are principles-based without the regulator defining supporting minimum standards either for the benefit of the consumer or firms. This gives rise to both the risk of retrospection from any one regulator and also to the risk of differing interpretation by individual regulators.

For legal and regulatory issues there are significant reputational impacts associated with potential censure which drive the Group’s stance on appetites referred to above. There are clear accountabilities and processes in place for reviewing new and changing requirements. Each division and significant business areas have a nominated individual with ‘compliance oversight’ responsibility under FSA rules. The role of such individuals is to

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

advise and assist management to ensure that each business has a control structure which creates awareness of the rules and regulations, to which the Group is subject, and to monitor and report on adherence to these rules and regulations.

Lloyds Banking Group welcomes the regulation of remuneration provided there is international consensus and we will comply with the FSA code.

MEASUREMENT

Both Lloyds TSB and HBOS had operational risk management and measurement frameworks that had been granted, by the FSA, Advanced Measurement Approach (AMA) Waivers, enabling the use of an internal model for the calculation of regulatory capital.

Throughout 2009, both frameworks have continued to operate, whilst a single integrated framework has been in the course of development. The integrated framework and capital model will be rolled out during 2010 and it is anticipated that the Group will seek a variation from the FSA to operate under a single AMA waiver.

The Lloyds TSB Group capital model calculations are driven by actual loss data (internal and external) and forward looking scenarios which value potential future risk events. External industry-wide data is collected to help with validating scenarios.

The HBOS capital model calculations are driven by risk and control assessments, validated by scenarios and internal and external loss events.

MITIGATION

Both Lloyds TSB and HBOS’s operational risk management frameworks consist of the following key components:

–	Identification and categorisation of the key operational risks facing a business area.

–	Risk assessment, including impact assessment of financial and non-financial impacts (e.g. reputational risk) for each of the key risks to which the business area is exposed.

–	Control assessment, evaluating the effectiveness of the control framework covering each of the key risks to which the business area is exposed.

–	Loss and incident management, capturing actions to manage any losses facing a business area.

–	The development of Key Risk Indicators for management reporting.

–	Oversight and assurance of the risk management framework in divisions and businesses.

–	Scenarios for estimation of potential loss exposures for material risks.

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

FINANCIAL SOUNDNESS

Financial soundness risk has three key risk components covering liquidity and funding risk; capital risk; and financial and prudential regulatory reporting, disclosure and tax risk.

LIQUIDITY AND FUNDING RISK

DEFINITION

Liquidity risk is defined as the risk that the Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost. Funding risk is further defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient.

RISK APPETITE

Liquidity and funding risk appetite for the banking businesses is set by the board and reviewed on an annual basis. This statement of the Group’s overall appetite for liquidity risk is reviewed and approved annually by the board. With the support of the group asset and liability committee, the group chief executive allocates this risk appetite across the Group. Individual members of the group executive committee ensure that liquidity risk appetite is further delegated to an appropriate level within their areas of responsibility. It is reported through various metrics that enable the Group to manage liquidity and funding constraints. The Group chief executive, assisted by the group asset and liability committee and its sub-committee the senior asset and liability committee, regularly reviews performance against risk appetite.

EXPOSURE

Liquidity exposure represents the amount of potential outflows in any future period less committed inflows. Liquidity is considered from both an internal and regulatory perspective.

MEASUREMENT

A series of measures are used across the Group to monitor both short and long term liquidity including: ratios, cash outflow triggers, liquidity gaps, early warning indicators and stress test survival period triggers. Strict criteria and limits are in place to ensure highly liquid marketable securities are available as part of the portfolio of liquid assets.

Details of contractual maturities for assets and liabilities form an important source of information for the management of liquidity risk. Note 54(4) to the consolidated financial statements sets out an analysis of assets and liabilities by relevant maturity grouping. In order to reflect more accurately the expected behaviour of the Group’s assets and liabilities, measurement and modelling of the behavioural aspects of each is constructed. This forms the foundation of the Group’s liquidity controls.

MITIGATION

The Group mitigates the risk of a liquidity mismatch in excess of its risk appetite by managing the liquidity profile of the balance sheet through both short-term liquidity management and long-term funding strategy. Short-term liquidity management is considered from two perspectives; business as usual and liquidity under stressed conditions, both of which relate to funding in the less than one year time horizon. Longer term funding is used to manage the Group’s strategic liquidity profile which is determined by the Group’s balance sheet structure. Longer term is defined as having an original maturity of more than one year.

The Group’s funding and liquidity position is underpinned by its significant retail deposit base, and has been supported by stable funding from the wholesale markets with a reduced dependence on short-term funding. A substantial proportion of the retail deposit base is made up of customers’ current and savings accounts which, although repayable on demand, have traditionally in aggregate provided a stable source of funding. Additionally, the Group accesses the short-term wholesale markets to raise inter-bank deposits and to issue certificates of deposit and commercial paper to meet short-term obligations. The Group’s short-term money market funding is based on a qualitative analysis of the market’s capacity for the Group’s credit. The Group has developed strong relationships with certain wholesale market segments, and also has access to central banks and corporate customers, to supplement its retail deposit base.

The ability to deploy assets quickly, either through the repo market or through outright sale, is also an important source of liquidity for the Group’s banking businesses. The Group holds sizeable balances of high grade marketable debt securities which can be sold to provide, or used to secure, additional short term funding should the need arise from either market counterparties or central bank facilities (European Central Bank, Federal Reserve, Bank of England).

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

Daily monitoring and control processes are in place to address both statutory and prudential liquidity requirements. In addition, the framework has two other important components:

–

Firstly, the Group stress tests its potential cash flow mismatch position under various scenarios on an ongoing basis. The cash flow mismatch position considers on-balance sheet cash flows, commitments received and granted, and material derivative cash flows. Specifically, commitments granted include the pipeline of new business awaiting completion as well as other standby or revolving credit facilities. Behavioural adjustments are developed, evaluating how the cash flow position might change under each stress scenario to derive a stressed cash flow position. Scenarios cover both Lloyds Banking Group name specific and systemic difficulties. The scenarios and the assumptions are reviewed at least annually to gain assurance they continue to be relevant to the nature of the business.

–

Secondly, the Group has a contingency funding plan embedded within the Group Liquidity Policy which has been designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Group has invested considerable resource to ensure that it will satisfy the governance, reporting and stress testing requirements of the FSA’s new ILAS liquidity regime. This work will continue in 2010 as further parts of the ILAS regime take effect. The Group has noted the industry move towards strategic balance sheet measures of the funding profile and has started to monitor the market’s net stable funding ratio and the FSA’s structural funding ratio. The Group is aware that the regulatory liquidity landscape is subject to potential change. Specifically, in relation to the consultation papers issued by the Basel Committee on Banking Supervision (‘Strengthening the resilience of the banking sector’ and ‘International framework for liquidity risk measurement, standards and monitoring’) the Group is actively participating in the industry-wide consultation and calibration exercises taking place through 2010.

During the year, the individual entities within the Group, and the Group, complied with all of the externally imposed liquidity and funding requirements to which they are subject.

APPROACH

The Group has adopted the heritage Lloyds TSB liquidity and funding approach which involves reduced risk appetite and increasing the diversity of funding sources, supported by extensive analysis of funding needs and strong governance. The Group expects to meet its funding requirements even in a stressed scenario.

LIQUIDITY AND FUNDING MANAGEMENT IN 2009

To understand the trends in liquidity and funding the comparatives have been provided for 2008 for the combined businesses. Consequently, pages 84 to 87 covering liquidity and funding management in 2009 are unaudited.

During 2009, the Group has seen a stabilisation in the customer deposit base, in marked contrast to the volatility observed by parts of the heritage HBOS businesses in the second half of 2008. The customer loan/deposit ratio improved slightly to 169 per cent compared with 177 per cent at the previous year end. The challenge facing the Group over the medium term is to continue to access the term funding markets, and for the Group to continue to reduce its utilisation of government sponsored funding schemes. The combination of a clear focus on right-sizing the balance sheet, developing the Group’s retail liability base, and strategically accessing the capital markets will enable the Group to continue to strengthen its funding base.

In keeping with the Group’s strategy of right-sizing the balance sheet, total funding has reduced by £73 billion. During the year the Group has reduced its dependency on the repo market whilst also reducing its wholesale funding requirements. Additionally there has been a managed reduction in certain types of non-bank deposits, in particular certain aggressively priced corporate deposits which were sourced from HBOS customers during the crisis in the second half of 2008. Actions taken to right size the balance sheet have reduced the portion of the Group’s funding that is derived from wholesale markets.

GROUP BALANCE SHEET
As at 31 December	2009 £bn	2008[1] £bn	2009 Change %
Assets
Loans and advances to customers	627.0	677.2	(7.4)
Wholesale assets[2]	153.6	189.2	(18.8)
Banking assets	780.6	866.4	(9.9)
Total assets	1,027.3	1,126.7	(8.8)
Liabilities
Non-bank deposits[3]	371.2	381.0	(2.6)
Wholesale funding	325.5	342.9	(5.1)
Repo[4]	63.1	116.9	(46.0)
Total equity	44.1	35.7	23.5
Total funding	803.9	876.5	(8.3)
Total liabilities and shareholders’ equity	1,027.3	1,126.7	(8.8)

[1]	Adjusted to reflect the completion of the assessment of the fair value of the identifiable net assets of the HBOS Group.

[2]	Wholesale assets comprise balances arising from banking businesses and include cash and balances at central banks, loans and advances to banks, debt securities and available-for-sale financial assets.

[3]	Non-bank deposits comprise balances arising from banking businesses and consist of customer deposits.

[4]	All of the Group’s repurchase transactions are recorded as balance sheet liabilities within deposits.

The global upheaval in the financial markets that occurred during 2008 has abated during the latter part of 2009. The steps taken in 2008 by HM Treasury, through the introduction of the Government Credit Guarantee Scheme (CGS) for senior funding and other facilities including the Special Liquidity Scheme have together continued to provide assurance of liquidity support to the banking markets. Notwithstanding the improvement in market liquidity during 2009, the Group continues to be reliant upon these facilities in order to maintain its wholesale funding position. At 31 December 2009, the Group’s overall support from government and central bank sponsored funding facilities totalled £157 billion, with a significant portion maturing over the course of the next two years. The Group’s balance sheet reduction plans will avoid the necessity to refinance much of this funding.

The key dependencies on successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets at their current levels; successful rightsizing of the Group’s balance sheet; the continuation of HM Treasury facilities in accordance with the terms agreed; limited further deterioration in the UK’s and the Group’s credit rating and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets or UK Government support schemes. A return to the extreme market conditions of 2008 would place a strain on the Group’s ability to meet its financial commitments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GROUP RETAIL AND WHOLESALE FUNDING MIX

Wholesale funding has been analysed between that monitored by the London Treasury and Trading operations and the Group’s overseas Treasury operations. The wholesale funding shown excludes any repo activity.

The composition and quality of wholesale deposits are regularly reviewed by management and comprises deposits from corporates and government agencies that roll over on a regular basis and are reinvested.

WHOLESALE FUNDING BY TYPE
As at 31 December	2009 £bn	2009%	2008 £bn	2008%
Bank deposits	48.6	7.0	54.9	7.6
Debt securities in issue:
Certificates of deposit	50.9	7.3	77.5	10.7
Medium term notes	89.7	12.9	63.5	8.8
Covered bonds	28.1	4.0	29.1	4.0
Commercial paper	35.0	5.0	28.9	4.0
Securitisation	35.8	5.1	43.6	6.0
	239.5	34.3	242.6	33.5
Subordinated debt	37.4	5.4	45.4	6.3
Total wholesale (excluding non-bank deposits)	325.5	46.7	342.9	47.4
Customer deposits	371.2	53.3	381.0	52.6
Total Group funding[1]	696.7	100.0	723.9	100.0

[1]	Excludes repos and total equity.

TERM FUNDING

The Group has been able to take advantage of the improved market sentiment, by extending the duration of its money market funding, and by successfully accessing the term debt markets in unguaranteed format and through the issuance of Permanent RMBS. The reduction in the volume of money market funding has contributed to an improvement in the Group’s term funding ratio (wholesale funding with a remaining life of over one year) which has improved to 50 per cent at 31 December 2009 from 44 per cent at the previous year end. The Group’s long term target for this ratio is 40 per cent, this seeks to ensure that maturing liabilities are spread over subsequent years.

Lloyds Banking Group has continued to extend the term of its wholesale funding. The following significant capital market transactions were undertaken in 2009:

– £13.5 billion rights issue

– €5 billion public senior unguaranteed debt

– £4 billion public RMBS

– US$2 billion tier 1 capital securities

Lloyds Banking Group will continue to access the term capital markets, and has already successfully executed benchmark transactions in January 2010:

– US$5 billion equivalent of public senior term funding

– £2.5 billion equivalent of public RMBS

The Group had limited access to the term capital markets for large periods of 2009 due to highly market sensitive on-going negotiations around the Government Asset Protection Scheme and market recapitalisation.

Total wholesale funding is analysed by residual maturity as follows:

WHOLESALE FUNDING BY RESIDUAL MATURITY
As at 31 December	2009 £bn	2009%	2008 £bn	2008%
Less than one year	161.8	49.7	192.3	56.1
One to two years	48.8	15.0	29.8	8.7
Two to five years	68.7	21.1	62.2	18.1
More than five years	46.2	14.2	58.6	17.1
Total wholesale funding	325.5	100.0	342.9	100.0

During the period the Group has changed the definition of wholesale to align with that used by other international market participants to include interbank deposits, debt securities in issue and subordinated debt within this category.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The table below illustrates the Group’s holding of highly liquid unencumbered assets. This liquidity is available for deployment at immediate notice and is a key component of the Group’s liquidity management process.

ELIGIBLE COLLATERAL
As at 31 December	2009 £bn	2008 £bn
Primary liquidity[1]	88.4	46.2
Secondary liquidity[2]	62.4	58.3
	150.8	104.5

[1]	Primary liquidity is defined as FSA eligible liquid assets (UK Gilts, US Treasuries, Euro AAA government debt, unencumbered cash balances held at central banks).

[2]	Secondary liquidity comprises a diversified pool of highly rated unencumbered collateral (including retained issuance)

The following tables reconcile figures reported on page 85 in the table Wholesale Funding by Type with those in the balance sheet.

RECONCILIATION OF WHOLESALE FUNDING BY TYPE TO THE BALANCE SHEET
As at 31 December 2009	Included in funding analysis £bn	Repos and conduits £bn	Fair value and other accounting methods £bn	Balance sheet £bn
Bank deposits	48.6	27.6	6.3	82.5
Debt securities in issue	239.5	—	(6.0)	233.5
Subordinated debt	37.4	—	(2.7)	34.7
Total wholesale funding	325.5	27.6
Customer deposits	371.2	35.5	—	406.7
	696.7	63.1

As at 31 December 2008	Included in funding analysis £bn	Repos and conduits £bn	Fair value and other accounting methods £bn	Balance sheet £bn
Bank deposits	54.9	95.8	4.4	155.1
Debt securities in issue	242.6	3.0	4.1	249.7
Subordinated debt	45.4	—	(3.2)	42.2
Total wholesale funding	342.9	98.8
Customer deposits	381.0	18.1	10.1	409.2
	723.9	116.9

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONTRACTUAL CASH OBLIGATIONS

The following table sets out the amounts and maturities of Lloyds Banking Group’s contractual cash obligations at 31 December 2009.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m

Enhanced capital notes	—	—	—	9,047	9,047
Long-term debt – dated	702	2,538	3,095	9,619	15,954
Medium-term notes	18,327	57,589	5,090	8,030	89,036
Commercial paper	34,900	—	—	—	34,900
Covered bonds	5,605	2,275	7,937	11,494	27,311
Securitisation notes	934	4,949	371	31,303	37,557
Finance leases	1	2	—	13	16
Operating leases	392	662	551	1,817	3,422
Capital commitments	256	4	—	—	260
Other purchase obligations	758	873	491	129	2,251

	61,875	68,892	17,535	71,452	219,754

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. The Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of at least £500 million to these schemes in 2010.

At 31 December 2009, Lloyds Banking Group also had £9,726 million of preference shares, preferred securities and undated subordinated liabilities outstanding.

At 31 December 2009, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary company, Lloyds TSB Bank, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds TSB Bank and HBOS to pay dividends going forward, or for Lloyds TSB Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments at 31 December 2009 is included in note 52 to the consolidated financial statements. These commitments are not included in Lloyds Banking Group’s consolidated balance sheet.

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

Lloyds Banking Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The contractual nominal amounts of these guarantees totalled £18,021 million at 31 December 2009 (with £5,425 million expiring within one year; £1,996 million between one and three years; £8,398 million between three and five years; and £2,202 million over five years).

Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2009, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation vehicles, Cancara, Grampian and Landale. These are funded in the global asset-backed commercial paper market. The assets and obligations of these conduits are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

Details of securitisations and other special purpose entity arrangements entered into by the Group are provided in notes 21 and 22 to the consolidated financial statements. The successful development of Lloyds Banking Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying Lloyds Banking Group’s funding base.

As indicated on page F-48, the Group’s securitisations include a number of synthetic securitisation arrangements. Synthetic securitisations use credit default swaps to transfer the credit risk of the underlying assets to a third party without transferring the funding requirement. As the prices of the underlying assets fall, this creates a credit risk on the third party which typically is not collateralised. The total notional amount of credit default swaps used for synthetic securitisation transactions at 31 December 2009 was £1,308 million. The Group takes a credit valuation adjustment by reserving the current mark to market of the exposure multiplied by the credit default swap spread of the counterparty for the maturity of the exposure. At 31 December 2009, the maximum exposure to default by the underlying counterparty (which is equivalent to the fair value) was £66 million, net of the credit reserves. There have been no recent changes in the methodology for assessing credit valuation reserves on credit default swaps.

Within Lloyds Banking Group’s insurance businesses, the principal sources of liquidity are premiums received from policyholders, charges levied upon policyholders, investment income and the proceeds from the sale and maturity of investments. The investment policies followed by Lloyds Banking Group’s life assurance companies take account of anticipated cash flow requirements including by matching the cash inflows with projected liabilities where appropriate. Cash deposits and highly liquid government securities are available to provide liquidity to cover any higher than expected cash outflows.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

CAPITAL RISK

DEFINITION

Capital risk is defined as the risk that the Group has insufficient capital to provide a sufficient resource to absorb losses or that the capital structure is inefficient.

RISK APPETITE

Capital risk appetite is set by the board and reported through various metrics that enable the Group to manage capital constraints and shareholder expectations. One of the key metrics is the Group’s core tier 1 capital ratio for which the board has set a target of more than 7 per cent. The chief executive, assisted by the group asset and liability committee, regularly reviews performance against risk appetite. The board formally reviews capital risk on an annual basis.

EXPOSURE

A capital exposure arises where the Group has insufficient regulatory capital resources to support its strategic objectives and plans, and to meet external stakeholder requirements and expectations. The Group’s capital management approach is focused on optimising value for shareholders.

MEASUREMENT

The Group’s regulatory capital is divided into tiers depending on level of subordination and ability to absorb losses. Core tier 1 capital as defined in the FSA letter to the British Bankers Association in May 2009, comprises mainly shareholders’ equity and minority interests, after deducting goodwill, other intangible assets and 50 per cent of the net excess of expected loss over accounting provisions and certain securitisation positions. Accounting equity is adjusted in accordance with FSA requirements, particularly in respect of pensions and available for sale assets. Tier 1 capital, as defined by the European Community Banking Consolidation Directive as implemented in the UK by the Financial Services Authority’s General Prudential Sourcebook (GENPRU), is core tier 1 capital plus tier 1 capital securities. Tier 2 capital, defined by GENPRU, comprises qualifying subordinated debt after deducting 50 per cent of the excess of expected loss over accounting provisions, and certain securitisation positions. Total capital is the sum of tier 1 and tier 2 capital after deducting investments in subsidiaries and associates that are not consolidated for regulatory purposes. In the case of Lloyds Banking Group, this means that the net assets of its life assurance and general insurance businesses are excluded from its total regulatory capital.

A number of limits are imposed by the FSA on the proportion of the regulatory capital base that can be made up of subordinated debt and preferred securities, for example the amount of qualifying tier 2 capital cannot exceed that of tier 1 capital. The Group seeks to ensure that even in the event of such restrictions the total capital ratio will remain adequate.

The Capital Resources Requirement (CRR), is 8 per cent of risk weighted assets and represents the capital required under Pillar 1 of the Basel II framework. In addition, the FSA currently sets Individual Capital Guidance (ICG) for each UK bank calibrated by reference to the CRR, to address the requirements of pillar 2 of the Basel II framework.

A key input into the FSA’s ICG setting process is each bank’s Internal Capital Adequacy Assessment Process. The FSA’s approach is to monitor the available capital resources in relation to the ICG requirement. The Group has been given an ICG by the FSA and the board has also agreed a formal buffer to be maintained in addition to this requirement. The FSA has made it clear that each ICG remains a confidential matter between each bank and the FSA.

In addition to the minimum requirement for total capital, the FSA has made further statements to explain the approach it has taken to the capital framework. These include core tier 1 and tier 1 targets under stressed conditions.

The Group undertook an extensive series of stress analysis during the year to determine the adequacy of the Group’s capital resources against the FSA minimum requirements.

The Group is subject to extensive regulation and regulatory supervision in relation to the levels of capital in its business. Specifically in relation to the consultation papers issued by the Basel Committee on Banking Supervision ‘Strengthening the resilience of the banking sector’ the group is participating in the industry-wide consultation and calibration exercises taking place through 2010.

MITIGATION

The Group has developed procedures meant to ensure that compliance with both current and potential future requirements are understood and that policies are aligned to its risk appetite.

The Group is able to raise equity either via a rights issue, placing or an open offer. Placing and open offers were completed in January 2009 as part of the Group’s participation in the recapitalisation of the banking sector and in June 2009 when the Group repaid preference shares which were issued to HM Treasury as part of GAPS, and a rights issue and liability management exercise was completed in December.

The Group is also able to raise Tier 2 capital by issuing subordinated liabilities. The cost and availability of subordinated liability finance are influenced by credit ratings of both the Group and the UK’s sovereign rating. A reduction in these ratings could increase the interest rate payable and could reduce market access.

The Group has in issue enhanced capital notes (ECNs) which will convert to core tier 1 capital in the event that Group’s published core tier 1 ratio (as defined by the FSA in May 2009) falls below 5 per cent.

MONITORING

Capital is actively managed at an appropriate level of frequency and regulatory ratios are a key factor in the Group’s budgeting and planning processes with updates of expected ratios reviewed regularly during the year by the group asset and liability committee. Capital raised takes account of expected growth and currency of risk assets. Capital policies and procedures are subject to independent oversight. Regular reporting of actual and projected ratios is made to the senior asset and liability committee and to the group asset and liability committee. As part of this reporting any guidance to the market is regularly reviewed.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

CAPITAL RATIOS
	2009 £m	2008 £m

Core tier 1
Ordinary share capital and reserves	44,275	9,573
Regulatory post-retirement benefit adjustments	434	435
Available-for-sale revaluation reserve	914	2,982
Cash flow hedging reserve	305	15
Other items	231	(108)

	46,159	12,897
Less deductions from core tier 1
Goodwill and other intangible assets	(5,779)	(2,256)
Other deductions	(445)	(1,099)

Core tier 1 capital	39,935	9,542

Perpetual non-cumulative preference shares

Preference share capital	2,639	1,966

Innovative tier 1 capital instruments
Preferred securities	4,956	3,169
Less: restriction in amount eligible	—	(976)

Total tier 1 capital	47,530	13,701

Tier 2
Available-for-sale revaluation reserve in respect of equities	221	8
Undated subordinated debt	2,575	5,189
Innovative capital restricted from tier 1	—	976
Eligible provisions	2,694	21
Dated subordinated debt	20,068	5,091
Deductions from tier 2
Other deductions	(445)	(1,099)

Total tier 2 capital	25,113	10,186

Supervisory deductions
Unconsolidated investments – life	(10,015)	(4,208)
Unconsolidated investments – other	(1,551)	(550)

Total supervisory deductions	(11,566)	(4,758)

Total capital resources	61,077	19,129

Risk-weighted assets (unaudited)	493,307	170,490
Ratios (unaudited)
Core tier 1 ratio	8.1%	5.6%
Tier 1 capital ratio	9.6%	8.0%

Total capital ratio	12.4%	11.2%

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

TIER 1 CAPITAL

Core tier 1 capital increased by £30.4 billion largely reflecting the issuance of share capital during the year and retained profits.

Tier 1 capital increased by £33.8 billion principally as a result of the increase in core tier 1 capital. The remainder of the increase reflects the inclusion of HBOS tier 1 instruments, an increase in innovative securities of £2 billion as part of a liability management exercise to exchange upper tier 2 debt and a further issuance of £1.2 billion innovative securities in December 2009. This increase is offset by the effects of the offer of enhanced capital notes during December 2009; as part of the Group’s recapitalisation and exit from GAPS, certain preference shares and preferred securities were exchanged for enhanced capital notes included within tier 2 capital.

MOVEMENTS IN CORE TIER 1 AND TIER 1 CAPITAL DURING THE YEAR

	Core tier 1 £m	Tier 1 £m

As at 31 December 2008	9,542	13,701
Profit attributable to ordinary shareholders	2,827	2,827
Issue of ordinary shares	29,139	29,139
Recognition of HBOS tier 1 capital instruments	—	5,653
Movement in goodwill and other intangible assets	(2,526)	(2,526)
Movement in tier 1 securities relating to ECNs exchange offer	—	(5,447)
Innovative securities exchange	—	1,959
Innovative issuance	—	1,235
Other movements	953	989

As at 31 December 2009	39,935	47,530

TIER 2 CAPITAL

Tier 2 capital has increased in the period by £14.9 billion, largely due to the acquisition of HBOS. The liability management exercises undertaken reduced tier 2 capital and increased tier 1 capital. The enhanced capital notes exchange offer completed during 2009 resulted in the exchange of certain existing tier 1 and tier 2 securities for tier 2 notes valued at £7.2 billion for regulatory purposes. Under certain specified conditions, these securities would convert to ordinary share capital and increase core tier 1 capital.

SUPERVISORY DEDUCTIONS

Supervisory deductions mainly consist of investments in subsidiary undertakings that are not within the banking group for regulatory purposes. These investments are primarily the Scottish Widows and Clerical Medical life and pensions businesses.

RISK WEIGHTED ASSETS – (unaudited)

The following table sets out the Group’s risk weighted assets that primarily arise in its banking businesses.

ANALYSIS OF RISK WEIGHTED ASSETS

As at 31 December	2009 (unaudited) £bn	2008 (unaudited) £bn

Credit risk	452.1	149.6
Operational risk	25.3	12.3
Market and counterparty risk	15.9	8.5

	493.3	170.4

Divisional analysis
Retail	128.6	49.7
Wholesale	286.0	106.8
Insurance	1.1	0.1
Wealth and International	63.2	11.0
Group Operations and Central items	14.4	2.8

	493.3	170.4

Risk-weighted assets increased by £322.9 billion to £493.3 billion, principally as a result of the acquisition of HBOS plc which had risk-weighted assets of £328.0 billion at 31 December 2008. Subsequent to the acquisition, deteriorating economic conditions have led to increased average risk weightings. This has been offset, primarily within Wholesale, by a reduction in exposures due to impairments and asset run-off, and movements due to currency retranslations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

FINANCIAL AND PRUDENTIAL REGULATORY REPORTING, DISCLOSURE AND TAX RISK

DEFINITION

The risk of reputational damage, loss of investor confidence and/or financial loss arising from the adoption of inappropriate accounting policies, ineffective controls over financial, prudential regulatory and tax reporting, failure to manage the associated risks of changes in taxation rates, law, ownership or corporate structure and the failure to disclose information about the Group on a timely basis.

RISK APPETITE

The risk appetite is set by the board and reviewed on an annual basis. It includes complying with disclosure requirements within prescribed timescales and avoiding the need for restatement of published financial and prudential regulatory reporting, publicly disclosed information or tax reporting.

EXPOSURE

Exposure represents the sufficiency of the Group’s policies and procedures to maintain adequate books and records to support statutory, prudential and tax reporting, to prevent and detect financial reporting fraud and to manage the Group’s tax position.

MITIGATION

The Group maintains a system of internal controls, which is designed to be consistently applied and enable the preparation and disclosure of financial reporting, prudential regulatory reporting and tax returns in accordance with International Financial Reporting Standards, statutory and regulatory requirements. The system of internal control is designed to ensure that accounting policies are consistently applied, transactions are recorded and undertaken in accordance with delegated authorities and that assets are safeguarded and liabilities are properly recorded.

MONITORING

The Group has in place a disclosure committee whose responsibility is to review all significant disclosures made by the Group and to assist the group chief executive and group finance director fulfil their responsibilities under the Listing Rules and regulations emanating from the US Sarbanes-Oxley Act of 2002. A programme of work is undertaken and is designed to support an annual assessment of the effectiveness of internal controls over financial reporting, in accordance with the requirements of section 404 of the US Sarbanes-Oxley Act. It also has in place an assurance mechanism over its prudential regulatory reporting; additionally, monitoring activities are designed to identify and maintain tax liabilities and to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting.

LIFE INSURANCE BUSINESSES

At 31 December 2009, the principal subsidiaries involved in the Group’s life insurance operations were Scottish Widows plc (Scottish Widows) and Clerical Medical Investment Group Limited (Clerical Medical). These subsidiaries hold the only large with-profit funds managed by Lloyds Banking Group.

BASIS OF DETERMINING REGULATORY CAPITAL OF THE LIFE INSURANCE BUSINESSES

AVAILABLE CAPITAL RESOURCES

Available capital resources represent the excess of assets over liabilities calculated in accordance with detailed regulatory rules issued by the FSA. Additional rules may apply depending on the nature of the fund, as detailed below.

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

‘Realistic’ basis. The FSA requires each life insurance company which contains a with-profit fund in excess of £500 million to also carry out a ‘realistic’ valuation of that fund. The Group has two such funds; one within Scottish Widows and one within Clerical Medical. The word ‘realistic’ in this context reflects the terminology used for reporting to the FSA and is an assessment of the financial position of a with-profits fund calculated under a prescribed methodology.

The valuation of with-profits assets in a with-profits fund on a realistic basis differs from the valuation on a statutory basis as, in respect of non-profits business written in a with-profits fund (a relatively small amount of business in the case of Scottish Widows and Clerical Medical), it includes the present value of the anticipated future release of the prudent margins for adverse deviation. The realistic valuation uses the market value of assets without the limit affecting the statutory basis noted above.

The realistic valuation of liabilities is carried out using a stochastic simulation model which values liabilities on a basis consistent with tradable market option contracts (a ‘market-consistent’ basis). The model takes account of policyholder behaviour on a best-estimate basis and includes an adjustment to reflect future uncertainties where the exercise of options by policyholders might increase liabilities. Further details regarding the stochastic simulation model are given in the section entitled Options and guarantees on page 96.

REGULATORY CAPITAL REQUIREMENTS

Each life insurance company must retain sufficient capital to meet the regulatory capital requirements mandated by the FSA; the basis of calculating the regulatory capital requirement is given below. Except for Scottish Widows and Clerical Medical, the regulatory capital requirement is a combination of amounts held in respect of actuarial reserves, sums at risk and maintenance expenses (the Long-Term Insurance Capital Requirement) and amounts required to cover various stress tests. The regulatory capital requirement is deducted from the available capital resources to give ‘statutory excess capital’.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

For Scottish Widows and Clerical Medical, no amount is required to cover the impact of stress tests on the actuarial reserves. However, a further test is required in respect of the with-profit funds, which compares the level of ‘realistic excess capital’ to the ‘statutory excess capital’ of each with-profit fund. In circumstances where the ‘realistic excess capital’ position is less than ‘statutory excess capital’, the company is required to hold additional capital to cover the shortfall, but only to the extent it exceeds the value, calculated in a prescribed way, of internal transfers from the with-profit fund. Any additional capital requirement under this test is referred to as the With-Profits Insurance Capital Component. The ‘realistic excess capital’ is calculated as the difference between realistic assets and realistic liabilities of the with-profit fund with a further deduction to cover various stress tests.

The determination of realistic liabilities of the with-profit funds includes the value of internal transfers expected to be made from each with-profit fund to the non-profit fund held within the same life insurance entity. These internal transfers include charges on policies where the associated costs are borne by the non-profit fund. The With-Profits Insurance Capital Component may be reduced by the value, calculated in the stress test scenario, of these internal transfers, but only to the extent that credit has not been taken for the value of these charges in deriving actuarial reserves for the relevant non-profit fund.

CAPITAL STATEMENT

The following table provides more detail regarding the capital resources available to meet regulatory capital requirements in the life insurance businesses. The figures quoted are as disclosed in the Group’s UK annual report and accounts and were based on management’s expectations in advance of completion of the annual financial returns to the FSA; these annual financial returns have since been completed and submitted without material change to the numbers set out below. The figures allowed for a transfer of £261 million and an anticipated transfer of £147 million from long-term funds to the UK life shareholder funds as at 31 December 2009.

Following the acquisition of the life companies within HBOS plc, the format of the capital position statement has been revised to accommodate the reporting of all life assurance businesses within the Group.

CAPITAL RESOURCES

	Scottish Widows With Profit Fund £m	Clerical Medical With Profit Fund £m	UK non-profit funds £m	UK life shareholder funds £m	Overseas life business £m	Total life business £m

As at 31 December 2009
Shareholders’ funds:
Held outside the long-term funds	—	—	—	1,048	651	1,699
Held within the long-term funds	—	—	8,011	—	405	8,416
Total shareholders’ funds	—	—	8,011	1,048	1,056	10,115
Adjustments onto a regulatory basis:
Unallocated surplus within insurance business	310	772	—	—	—	1,082
Value of in-force business	—	—	(5,513)	—	(793)	(6,306)
Other differences between IFRS and regulatory valuation of assets and liabilities	—	—	253	(154)	108	207
Estimated share of ‘realistic’ liabilities consistent with the FSA reporting treatment	(407)	(40)	—	—	—	(447)
Qualifying loan capital	—	—	—	1,165	—	1,165
Support arrangement assets	354	—	(354)	—	—	—

Available capital resources	257	732	2,397	2,059	371	5,816

	Scottish Widows With Profit Fund £m	UK non-profit funds £m	UK life shareholder funds £m	Overseas life business £m	Total life business £m

As at 31 December 2008 (statutory basis)
Shareholders’ funds
Held outside the long-term funds	—	—	865	2	867
Held within the long-term funds	—	3,762	—	13	3,775
Total shareholders’ funds	—	3,762	865	15	4,642
Adjustments onto a regulatory basis:
Unallocated surplus within insurance business	293	—	—	—	293
Value of in-force business	—	(1,893)	—	—	(1,893)
Other differences between IFRS and regulatory valuation of assets and liabilities	—	25	(317)	(4)	(296)
Estimated share of ‘realistic’ liabilities consistent with the FSA reporting treatment	(406)	—	—	—	(406)
Qualifying loan capital	—	—	604	—	604
Support arrangement assets	371	(371)	—	—

Available capital resources	258	1,523	1,152	11	2,944

Available capital resources for with-profit funds are presented in the table on a ‘realistic’ basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

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

CONSTRAINTS OVER AVAILABLE CAPITAL RESOURCES

SCOTTISH WIDOWS

Scottish Widows was created following the demutualisation of Scottish Widows Fund and Life Assurance Society in 2000. The terms of the demutualisation are governed by a Court-approved Scheme of Transfer (the Scheme) which, inter alia, created a With Profit Fund and a Non-Participating Fund and established protected capital support for the with-profits policyholders in existence at the date of demutualisation. Much of that capital support is held in the Non-Participating Fund and, as such, the capital held in that fund is subject to the constraints noted below.

Requirement to maintain a Support Account: The Scheme requires the maintenance of a ‘Support Account’ within the Non-Participating Fund. The quantum of the Support Account is calculated with reference to the value of assets backing current with-profits policies which also existed at the date of demutualisation and must be maintained until the value of these assets reaches a minimum level. Assets can only be transferred from the Non-Participating Fund if the value of the remaining assets in the fund exceeds the value of the Support Account. Scottish Widows has obtained from the FSA permission to include the value of the Support Account (or, if greater, the excess of realistic liabilities for business written before demutualisation over the relevant assets) in assessing the realistic value of assets available to the With Profit Fund. At 31 December 2009, the estimated value of surplus admissible assets in the Non-Participating Fund was £1,627 million (31 December 2008: £1,523 million) and the estimated value of the Support Account was £222 million (31 December 2008: £200 million).

Further Support Account: The Further Support Account is an extra tier of capital support for the with-profits policies in existence at the date of demutualisation. The Scheme requires that assets can only be transferred from the Non-Participating Fund if the economic value of the remaining assets in the fund exceeds the aggregate of the Support Account and Further Support Account. Unlike the Support Account test, the economic value used for this test includes both admissible assets and the present value of future profits of business written in the Non-Participating Fund or by any subsidiaries of that fund. The balance of the Further Support Account is expected to reduce to nil by the year 2030. At 31 December 2009, the estimated net economic value of the Non-Participating Fund and its subsidiaries for the purposes of this test was £3,823 million (31 December 2008: £3,605 million) and the estimated combined value of the Support Account and Further Support Account was £2,495 million (31 December 2008: £2,582 million).

Other restrictions in the Non-Participating Fund: In addition to the policies which existed at the date of demutualisation, the With Profit Fund includes policies which have been written since that date. As a result of statements made to policyholders that investment policy will usually be the same for both types of business, there is an implicit requirement to hold additional regulatory assets in respect of the business written after demutualisation. The estimated amount required to provide such support at 31 December 2009 is £132 million (31 December 2008: £171 million). Scottish Widows has obtained from the FSA permission to include the value of this support in assessing the realistic value of assets available to the With Profit Fund. There is a further test requiring that no amounts can be transferred from the Non-Participating Fund of Scottish Widows unless there are sufficient assets within the Long Term Fund to meet both policyholders’ reasonable expectations in light of liabilities in force at a year end and the new business expected to be written over the following year.

CLERICAL MEDICAL

The surplus held in the Clerical Medical With Profit Fund can only be applied to meet the requirements of the fund itself or distributed accordingly to the prescribed rules of the fund. Shareholders are entitled to an amount not exceeding one ninth of the amount distributed to policyholders in the form of bonuses. The use of capital within the fund is also subject to the terms of the scheme of demutualisation effected in 1996 and the conditions contained in the Principles and Practices of Financial Management of the fund. Capital within the Clerical Medical Non-Profit Fund is available to meet the With Profit Fund requirements.

OTHER LIFE INSURANCE BUSINESSES

Except as described above capital held in UK non-profit funds is potentially transferable to other parts of the Group, subject to meeting the regulatory requirements of these businesses. There are no prior arrangements in place to allow capital to move freely between life insurance entities or other parts of the Group.

Overseas life business includes several life companies outside the UK, including Germany and Ireland. In all cases the available capital resources are subject to local regulatory requirements, and transfer to other parts of the Group is subject to additional complexity surrounding the transfer of capital from one country to another.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

MOVEMENTS IN REGULATORY CAPITAL

The movements in the Group’s available capital resources in the life business can be analysed as follows:

MOVEMENTS IN AVAILABLE CAPITAL RESOURCES

	Scottish Widows With Profit Fund £m	Clerical Medical With Profit Fund £m	UK non-profit funds £m	UK life shareholder funds £m	Overseas life business £m	Total life business £m

As at 31 December 2008	258	—	1,523	1,152	11	2,944
Acquisition of life businesses	—	511	1,205	1,342	250	3,308
Changes in estimations and in
demographic assumptions used to
measure life assurance liabilities	—	19	(208)	43	36	(110)
Changes in regulatory requirements	—	—	—	—	—	—
Dividends and capital transfers	—	—	(438)	(453)	(14)	(905)
Change in support arrangements	(17)	—	17	—	—	—
New business and other factors	16	202	298	(25)	88	579

As at 31 December 2009	257	732	2,397	2,059	371	5,816

WITH-PROFIT FUNDS

Available capital in the Scottish Widows With Profit Fund has decreased from £258 million at 31 December 2008 to an estimated £257 million at 31 December 2009.

Available capital in the Clerical Medical With Profit Fund has increased from £511 million at acquisition to an estimated £732 million at 31 December 2009.

UK NON-PROFIT FUNDS

Available capital in the UK non-profit funds has increased from £1,523 million at 31 December 2008 to an estimated £2,397 million at 31 December 2009. The acquisition of Clerical Medical resulted in a £1,205 million increase. Further increases due to new business were offset by changes in assumptions and actual and proposed transfers to the UK life shareholders funds.

UK LIFE SHAREHOLDER FUNDS

Available capital in the UK life shareholder funds has increased from £1,152 million at 31 December 2008 to an estimated £2,059 million at 31 December 2009. The acquisition of Clerical Medical resulted in a £1,342 million increase. Redemption of subordinated debt (shown within dividends and capital transfers) has been partly offset by actual and proposed transfers from the long term funds.

OVERSEAS LIFE BUSINESS

The acquisition of Clerical Medical business resulted in a £250 million increase. Further increases were due to new business and changes in assumptions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

Analysis of policyholder liabilities reported in the balance sheet in respect of the Group’s life insurance business is as follows. With-profit fund liabilities are valued in accordance with FRS 27.

ANALYSIS OF POLICYHOLDER LIABILITIES

	Scottish Widows With Profit Fund £m	Clerical Medical With Profit Fund £m	UK non-profit funds £m	Overseas life business £m	Total life business £m

As at 31 December 2009
With-profit fund liabilities	13,347	10,225	5	—	23,577
Unit-linked business (excluding that accounted for as non-participating investment contracts)	—	—	32,816	6,864	39,680
Other life insurance business	—	—	11,449	183	11,632
Insurance and participating investment contract liabilities	13,347	10,225	44,270	7,047	74,889
Non-participating investment contract liabilities	—	—	45,328	1,020	46,348

Total policyholder liabilities	13,347	10,225	89,598	8,067	121,237

	Scottish Widows With Profit Fund £m	UK non-profit funds £m	Total life business £m

As at 31 December 2008
With-profit fund liabilities	13,293	—	13,293
Unit-linked business (excluding that accounted for as non-participating investment contracts)	—	11,480	11,480
Other life insurance business	—	8,364	8,364
Insurance and participating investment contract liabilities	13,293	19,844	33,137
Non-participating investment contract liabilities	—	14,243	14,243

Total policyholder liabilities	13,293	34,087	47,380

CAPITAL SENSITIVITIES

SHAREHOLDERS’ FUNDS

Shareholders’ funds outside the long-term business fund, other than those used to match regulatory requirements, are mainly invested in assets that are less sensitive to market conditions.

WITH-PROFIT FUNDS

The with-profit realistic liabilities and the available capital for the with-profit funds are sensitive to both market conditions and changes to a number of non-economic assumptions that affect the valuation of the liabilities of the fund. The available capital resources (and capital requirements) are sensitive to the level of the stock market, with the position worsening at low stock market levels as a result of the guarantees to policyholders increasing in value. However, the exposure to guaranteed annuity options increases under rising stock market levels. An increase in the level of equity volatility implied by the market cost of equity put options also increases the market consistent value of the options given to policyholders and worsens the capital position.

The most critical non-economic assumptions are the level of take-up of options inherent in the contracts (higher take-up rates are more onerous), mortality rates (lower mortality rates are generally more onerous) and lapses prior to dates at which a guarantee would apply (lower lapse rates are generally more onerous where guarantees are in the money). The sensitivity of the capital position and capital requirements of the with-profit funds is partly mitigated by the actions that can be taken by management.

OTHER LONG-TERM FUNDS

Outside the with-profit funds, assets backing actuarial reserves in respect of policyholder liabilities are invested so that the values of the assets and liabilities are broadly matched. The most critical non-economic assumptions are mortality rates in respect of annuity business written (lower mortality rates are more onerous). Reinsurance arrangements are in place to reduce the Group’s exposure to deteriorating mortality rates in respect of life insurance contracts. In addition, poor cost control would gradually depreciate the available capital and lead to an increase in the valuation of the liabilities (through an increased allowance for future costs).

Assets held in excess of those backing actuarial reserves are invested across a range of investment categories including fixed interest securities, equities, properties and cash. The mix of investments is determined in line with the policy of Lloyds Banking Group to minimise the working capital (defined as available capital less minimum required capital) required to ensure all capital requirements continue to be met under a range of stress tests.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	AUDITED INFORMATION

OPTIONS AND GUARANTEES

The Group has sold insurance products that contain options and guarantees, both within the with-profit funds and in other funds.

OPTIONS AND GUARANTEES WITHIN THE WITH-PROFIT FUNDS

The most significant options and guarantees provided from within the with-profit funds are in respect of guaranteed minimum cash benefits on death, maturity, retirement or certain policy anniversaries, and guaranteed annuity options on retirement for certain pension policies.

For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up within the With Profit Fund of Scottish Widows called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2009 of £1.6 billion (2008: £2.0 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

As noted above, under the realistic capital regime of the FSA, the liabilities of the with-profit funds are valued using a market-consistent stochastic simulation model. This model is used in order to place a value on the options and guarantees which captures both their intrinsic value and their time value.

The most significant economic assumptions included in the model are:

–	Risk-free yield. The risk-free yield is defined as spot yields derived from the UK gilt yield curve.

–

Investment volatility. The calibration of the stochastic simulation model uses implied volatilities of derivatives where possible, or historical observed volatility where it is not possible to observe meaningful prices. For example, as at 31 December 2009, the 10 year equity-implied at-the-money assumption was set at 26.6 per cent (31 December 2008: 34.6 per cent). The assumption for property volatility was 15 per cent (31 December 2008: 15 per cent). The volatility of interest rates has been calibrated to the implied volatility of swaptions which was broadly 15 per cent (31 December 2008: 16 per cent).

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

OPTIONS AND GUARANTEES OUTSIDE THE WITH-PROFIT FUNDS

Certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £64 million (31 December 2008: £65 million) in respect of those guarantees. If future salary growth were 0.5 per cent per annum greater than assumed, the liability would increase by some £3 million. If yields were 0.5 per cent lower than assumed, the liability would increase by some £11 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INVESTMENT PORTFOLIO, MATURITIES, DEPOSITS, SHORT-TERM BORROWINGS

Trading securities and other financial assets at fair value through profit or loss; available-for-sale financial assets; and debt securities classified as loans and receivables

The following table sets out the book values and valuations of the Group’s debt securities, treasury and other bills and equity shares at 31 December for each of the three years indicated.

	2009 Book value £m	2009 Valuation £m	2008 Book value £m	2008 Valuation £m	2007 Book value £m	2007 Valuation £m

Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	482	482	258	258	38	38
Other government securities	19,479	19,479	7,106	7,106	4,872	4,872
Other public sector securities	706	706	18	18	—	—
Bank and building society certificates of deposit	2,034	2,034	433	433	811	811
Mortgage-backed securities	520	520	369	369	157	157
Other asset-backed securities	2,890	2,890	1,342	1,342	1,927	1,927
Corporate and other debt securities	20,668	20,668	11,656	11,656	17,171	17,171
Equity shares	84,150	84,150	23,274	23,274	31,746	31,746

	130,929	130,929	44,456	44,456	56,722	56,722

Available-for-sale financial assets
US treasury and US government agencies	2,898	2,898	358	358	319	319
Other government securities	5,771	5,771	510	510	—	—
Other public sector securities	31	31	12	12	5	5
Bank and building society certificates of deposit	1,014	1,014	9,602	9,602	1,825	1,825
Mortgage-backed securities	4,781	4,781	5,700	5,700	6,050	6,050
Other asset-backed securities	7,640	7,640	8,092	8,092	4,071	4,071
Corporate and other debt securities	19,904	19,904	2,183	2,183	6,270	6,270
Equity shares	2,031	2,031	41	41	29	29
Treasury bills and other bills	2,532	2,532	29,209	29,209	1,627	1,627

	46,602	46,602	55,707	55,707	20,196	20,196

Debt securities classified as loans and receivables
Mortgage-backed securities	13,322	12,799	478	402	—	—
Other asset-backed securities	17,137	15,998	540	192	—	—
Corporate and other debt securities	2,623	3,110	3,531	3,337	—	—

	33,082	31,907	4,549	3,931	—	—
Allowance for impairment losses	(430)	—	(133)	—	—	—

	32,652	31,907	4,416	3,931	—	—

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2009 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	82	2.5	207	3.2	93	4.2	100	5.2
Other government securities	3,123	1.2	4,097	3.0	3,917	3.6	8,342	3.8
Other public sector securities	28	6.4	213	4.2	116	5.2	349	5.0
Bank and building society certificates of deposit	2,034	0.1	—	—	—	—	—	—
Mortgage-backed securities	15	4.4	20	4.6	52	5.0	433	5.4
Other asset-backed securities	—	—	130	5.7	271	6.2	2,489	3.8
Corporate and other debt securities	2,458	1.1	4,169	2.6	4,356	5.1	9,685	4.6

	7,740		8,836		8,805		21,398

Available-for-sale financial assets
US treasury and US government agencies	2	4.6	6	6.8	2,159	3.6	731	5.8
Other government securities	83	0.4	327	4.6	2,007	3.5	3,354	3.7
Other public sector securities	31	9.4	—	—	—	—	—	—
Bank and building society certificates of deposit	983	0.7	31	0.3	—	—	—	—
Mortgage-backed securities	386	0.7	3,419	2.3	841	3.2	135	3.3
Other asset-backed securities	705	0.8	3,236	1.4	3,570	1.4	129	2.4
Corporate and other debt securities	2,694	2.0	12,862	1.2	4,040	3.4	308	5.5
Treasury bills	2,531	0.2	1	1.5	—	—	—	—

	7,415		19,882		12,617		4,657

Debt securities classified as loans and
receivables
Mortgage-backed securities	15	1.8	403	1.2	1,582	1.1	11,322	0.9
Other asset-backed securities	27	0.1	2,747	0.8	4,710	0.7	9,653	0.7
Corporate and other debt securities	645	0.5	1,331	0.8	210	8.5	437	1.8

	687		4,481		6,502		21,412

The Group’s investment holdings at 31 December 2009 include £15,228 million due from the UK Government and its agencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS AS AT 31 DECEMBER 2009

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis as at 31 December 2009.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five years £m	Total £m

Domestic
Loans and advances to banks	26,594	1,604	1,277	29,475
Loans and advances to customers:
– Mortgages	8,296	34,683	301,172	344,151
– Other personal lending	22,359	13,686	4,745	40,790
– Property companies	24,629	22,811	16,629	64,069
– Financial, business and other services	25,632	20,873	11,627	58,132
– Transport, distribution and hotels	10,726	7,474	4,513	22,713
– Manufacturing	4,840	5,158	1,482	11,480
– Other	11,874	9,563	8,157	29,594

Total domestic	134,950	115,852	349,602	600,404
Foreign	31,378	19,148	26,350	76,876

Total loans	166,328	135,000	375,952	677,280

Of which:
– Fixed interest rate	34,989	40,159	122,688	197,836
– Variable interest rate	131,339	94,841	253,264	479,444

DEPOSITS

The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2009 Average balance £m	2009 Average rate %	2008 Average balance £m	2008 Average rate %	2007 Average balance £m	2007 Average rate %

Non-interest bearing demand deposits	6,902	—	3,793	—	3,899	—
Interest-bearing demand deposits	89,603	0.43	47,985	1.28	46,124	1.80
Savings deposits	234,273	1.19	84,756	3.60	77,834	3.90
Time deposits	33,447	3.66	18,272	6.94	18,090	6.73

Total average deposits	364,225	1.21	154,806	3.19	145,947	3.48

The analysis of the Group’s average customer deposits for 2009 between domestic and foreign offices is as follows:

	Domestic		Foreign		Total

	Average balance £m	Average rate %	Average balance £m	Average rate %	Average balance £m	Average rate %

Non-interest bearing demand deposits	6,253	—	649	—	6,902	—
Interest-bearing demand deposits	88,567	0.44	1,036	0.19	89,603	0.43
Savings deposits	229,234	1.19	5,039	1.33	234,273	1.19
Time deposits	31,908	3.56	1,539	5.59	33,447	3.66

Total deposits	355,962	1.20	8,263	1.88	364,225	1.21

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS

The following table gives details of the Group’s certificates of deposit issued and other time deposits as at 31 December 2009 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m

Domestic
Certificates of deposit	16,816	1,508	8,701	171	27,196
Time deposits	55,300	6,520	6,868	10,538	79,226

	72,116	8,028	15,569	10,709	106,422
Foreign
Certificates of deposit and other time deposits	23,943	3,310	2,265	1,199	30,717

Total	96,059	11,338	17,834	11,908	137,139

SHORT-TERM BORROWINGS

Short-term borrowings are included within the balance sheet captions ‘Deposits by banks’, ‘Customer accounts’ and ‘Debt securities in issue’ and are not identified separately on the balance sheet. The short-term borrowings of the Group consist of overdrafts from banks, securities sold under agreements to repurchase, notes issued as part of lending securitisations, certificates of deposit issued, commercial paper and promissory notes issued and other marketable paper. Securities sold under agreements to repurchase, certificates of deposit issued, commercial paper, securitisation notes and covered bonds are the only significant short-term borrowings of the Group.

The following tables give details of these significant short-term borrowings of the Group for each of the past three years.

	2009 £m	2008 £m	2007 £m

Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	63,112	24,980	733
Average balance for the year	84,684	5,749	3,222
Maximum balance during the year	110,505	24,980	3,728
Average interest rate during the year	2.0%	4.4%	4.8%
Interest rate at the year end	0.5%	3.7%	5.2%

Certificates of deposit issued
Balance at the year end	50,858	33,207	14,995
Average balance for the year	68,318	23,082	24,085
Maximum balance during the year	111,761	33,207	30,467
Average interest rate during the year	1.9%	4.1%	5.3%
Interest rate at the year end	0.8%	2.2%	5.6%

Commercial paper
Balance at the year end	34,900	20,644	17,388
Average balance for the year	36,137	21,520	14,325
Maximum balance during the year	49,451	28,957	17,404
Average interest rate during the year	0.8%	3.5%	5.3%
Interest rate at the year end	0.8%	0.8%	2.3%

Securitisation notes
Balance at the year end	37,557	10,050	12,501
Average balance for the year	43,869	10,182	11,881
Maximum balance during the year	49,766	12,707	13,259
Average interest rate during the year	1.7%	4.1%	5.2%
Interest rate at the year end	1.4%	2.8%	5.2%

Covered bonds
Balance at the year end	27,311	—	—
Average balance for the year	27,601	—	—
Maximum balance during the year	29,408	—	—
Average interest rate during the year	4.4%	—	—
Interest rate at the year end	4.2%	—	—

MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The Group is led by the board comprising executive and non-executive directors with wide experience. The appointment of directors is considered by the nomination and governance committee and approved by the board and, following the provisions in the articles of association, they must stand for election by the shareholders at the first annual general meeting following their appointment and must retire, and may stand for re-election by the shareholders, at least every three years. Independent non-executive directors are appointed for three-year renewable terms, which may, in accordance with the articles of association, be terminated without notice or payment of compensation.

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

During 2009, the board, supported by JCA Group, conducted a formal evaluation of the performance of the board, its committees and individual directors. Directors were invited to comment, through questionnaires and interviews, and JCA Group’s report was subsequently reviewed and discussed by the board. Where areas for improvement were identified, action has been agreed.

The chairman’s performance was evaluated by the non-executive directors, taking account of the views of executive directors. This appraisal was discussed at a meeting of the non-executive directors, led by the senior independent director, without the chairman being present.

The remuneration committee reviewed the performance of the chairman, the group chief executive and the other group executive directors, when considering their remuneration arrangements. The nomination and governance committee reviewed the performance of all the directors and the independence of non-executive directors. Like all board committees, the nomination and governance committee and remuneration committee report to the board on their deliberations, including the results of the performance and independence evaluations.

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

The directors and senior management of Lloyds Banking Group plc are:

SIR WINFRIED BISCHOFF♦♦†+

Chairman

Joined the board and was appointed chairman on 15 September 2009. Previously chairman of Citigroup Inc. from December 2007 to February 2009. He joined J Henry Schroder & Co in January 1966 and became managing director of Schroders Asia in 1971, group chief executive of Schroders Plc in 1984 and chairman in 1995. Following the acquisition of Schroders’ investment banking business by Citigroup in 2000 he became chairman of Citigroup Europe before being appointed acting chief executive officer of Citigroup in 2007 and subsequently as chairman in the same year. A non-executive director of Eli Lilly and Company, and The McGraw Hill Companies Inc. in the United States, and chairman of the UK Career Academy Foundation. A member of the Akbank International advisory board. Aged 69.

LORD LEITCH*♦†

Deputy Chairman and Independent Director

Joined the board in 2005 and was appointed deputy chairman in May 2009. Appointed chairman of Scottish Widows in 2007. Held a number of senior and general management appointments in Allied Dunbar, Eagle Star and Threadneedle Asset Management before the merger of Zurich Group and British American Tobacco’s financial services businesses in 1998. Subsequently served as chairman and chief executive officer of Zurich Financial Services United Kingdom, Ireland, Southern Africa and Asia Pacific, until his retirement in 2004. Chairman of the Government’s Review of Skills (published in December 2006) and deputy chairman of the Commonwealth Education Fund. Chairman of BUPA and Intrinsic Financial Services and a non-executive director of Paternoster. Former chairman of the National Employment Panel. Aged 62.

SIR JULIAN HORN-SMITH♦†+

Independent Director

Joined the board in 2005. Held a number of senior and general management appointments in Vodafone from 1984 to 2006 including a directorship of that company from 1996, group chief operating officer from 2001 and deputy chief executive officer from 2005. Previously held positions in Philips from 1978 to 1982 and Mars GB from 1982 to 1984. A non-executive director of De La Rue, Digicel Group and Emobile (Japan), a director of Sky Malta, a member of the Altimo International advisory board and a senior advisor to UBS and CVC Capital Partners in relation to the global telecommunications sector. Pro vice-chancellor of University of Bath. A former chairman of The Sage Group. Aged 61.

GLEN R MORENO♦†++

Senior Independent Director

Chairman of Pearson, the media group, since October 2005. He is a director of Fidelity International, one of the world’s largest fund management companies, and chairman of its audit committee. From 1987 to 1991 he was chief executive of Fidelity International. Until mid 2009, he was a non-executive director and senior independent director of Man Group, the FTSE 100 financial services group, and acting chairman of UKFI. He was a group executive at Citigroup; from 1969 to 1987 he held a number of senior positions at the bank in Europe and Asia. Aged 66.

MANAGEMENT AND EMPLOYEES

DAVID L ROBERTS*†+

Independent Director

Executive director, member of the group executive committee and chief executive, International Retail and Commercial Banking at Barclays until December 2006. He joined Barclays in 1983 and held various senior management positions, including chief executive, Personal Financial Services and chief executive, Business Banking. He was also a non-executive director of BAA until June 2006 and a non-executive director of Absa Group Limited, one of South Africa’s largest financial services groups, until October 2006. From 2007 to 2009 he was also the chairman and chief executive of BAWAG P.S.K. AG, the second largest retail bank in Austria. He is currently a member of the strategy board for Henley Business School, non-executive chairman of The Mind Gym and a non-executive director of Campion Willcocks. Aged 47.

T TIMOTHY RYAN, JR*†+

Independent Director

Joined the board on 1 March 2009. President and chief executive of the Securities Industry and Financial Markets Association. Held a number of senior appointments in JP Morgan Chase from 1993 to 2008 including vice chairman, financial institutions and governments, from 2005. A director of the US-Japan Foundation, Great-West Life Annuity Insurance Co. and Putnam Investments and a member of the Global Markets Advisory Committee for the National Intelligence Council. A former director in the Office of Thrift Supervision, US Department of the Treasury and Koram Bank and the International Foundation of Election Systems. Aged 64.

MARTIN A SCICLUNA♦**+

Independent Director

Joined the board in September 2008. Chairman of Deloitte UK from 1995 to 2007 and a member of the board from 1991 to 2007. Joined the firm in 1973 and was a partner from 1982 until he retired in 2008. A member of the board of directors of Deloitte Touche Tohmatsu from 1999 to 2007. Chairman of Great Portland Estates. A member of the council of Leeds University and a governor of Berkhamsted School. Aged 59.

ANTHONY WATSON CBE♦*††

Independent Director

Joined the board on 2 April 2009. Previously chief executive of Hermes Pensions Management. Held a number of senior appointments in AMP Asset Management from 1991 to 1998. A non-executive director of Hammerson, Vodafone and Witan Investment Trust, a member of the Norges Bank Investment Management advisory board and chairman of Marks and Spencer Pension Trust, Asian Infrastructure Fund and Lincoln’s Inn investment committee. A former chairman of MEPC and of the Strategic Investment Board (Northern Ireland) and a former member of the Financial Reporting Council. Aged 65.

J ERIC DANIELS

Group Chief Executive

Joined the board in 2001 as group executive director, UK retail banking before his appointment as group chief executive in June 2003. Served with Citibank from 1975 and held a number of senior and general management appointments in the USA, South America and Europe before becoming chief operating officer of Citibank Consumer Bank in 1998. Following the Citibank/Travelers merger in 1998, he was chairman and chief executive officer of Travelers Life and Annuity until 2000. Chairman and chief executive officer of Zona Financiera from 2000 to 2001. A non-executive director of BT Group. Aged 58.

ARCHIE G KANE

Group Executive Director Insurance (Board Representative for Scotland)

Joined the group in 1986 and held a number of senior and general management appointments before being appointed to the board in 2000, as group executive director, IT and operations. Appointed group executive director, insurance and investments in October 2003. After some 10 years in the accountancy profession, joined General Telephone & Electronics Corporation in 1980, serving as finance director in the UK from 1983 to 1985. Chairman of the Association of British Insurers and a member of The Takeover Panel. Aged 57.

G TRUETT TATE

Group Executive Director Wholesale

Joined the group in 2003 as managing director, corporate banking before being appointed to the board in 2004. Served with Citigroup from 1972 to 1999, where he held a number of senior and general management appointments in the USA, South America, Asia and Europe. He was president and chief executive officer of eCharge Corporation from 1999 to 2001 and co-founder and vice chairman of the board of Chase Cost Management Inc from 1996 to 2003. A non-executive director of BritishAmerican Business Inc. Chairman of Arora Holdings and a director of Business in the Community and a director and trustee of In Kind Direct. Aged 59.

TIM J W TOOKEY

Group Finance Director

Joined the group in 2006 as deputy group finance director, before being appointed acting group finance director in April 2008. Appointed to the board in October 2008 as group finance director. Previously finance director for the UK and Europe at Prudential from 2002 to 2006 and group finance director of Heath Lambert Group from 1996 to 2002. Prior to that, he spent 11 years at KPMG. Aged 47.

HELEN A WEIR CBE

Group Executive Director Retail

Joined the board in 2004 as group finance director. Appointed as group executive director, UK retail banking in April 2008. Group finance director of Kingfisher from 2000 to 2004. Previously finance director of B&Q, having joined that company in 1995 from McKinsey & Co where she was a senior manager. Began her career at Unilever. Member of the Financial Services Practitioner Panel and the Said Business School Advisory Board. Chair of the British Bankers’ Association Retail Committee. A former member of the Accounting Standards Board. Fellow of the Chartered Institute of Management Accountants. Aged 47.

*Member of the audit committee **Chairman of the audit committee ♦ Member of the nomination and governance committee ♦♦ Chairman of the nomination and governance committee † Member of the remuneration committee ††Chairman of the remuneration committee + Member of the risk oversight committee ++ Chairman of the risk oversight committee

MANAGEMENT AND EMPLOYEES

EMPLOYEES

As at 31 December 2009, the Group employed 107,144 people (on a full-time equivalent basis), compared with 58,756 at 31 December 2008 as a result of the acquisition of HBOS. At 31 December 2009 101,696 employees were located in the UK, 3,582 in continental Europe, 652 in the Americas, and 1,214 in the rest of the world. At the same date, 51,926 people were employed in Retail, 17,489 in Wholesale, 9,989 in Wealth and International, 9,646 in Insurance, 16,037 in Group Operations, and 2,057 in other functions.

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

Schemes offering share options or the acquisition of shares are available for most staff, to encourage their financial involvement in the Group. Further details are given in Compensation.

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

COMPENSATION

This is a report made by the board of Lloyds Banking Group plc, on the recommendation of the remuneration committee. It covers the current and proposed components of the remuneration policy and details the remuneration for each serving director during 2009.

REMUNERATION DECISIONS FOR 2009/2010 KEY HIGHLIGHTS

In 2010, our remuneration package will continue to have the same main elements as for 2009:

–	Base salary

–	Annual incentive

–	Long-term incentive plan

In addition, executive directors participate in pension arrangements and receive benefits such as life assurance and medical insurance.

The following key decisions have been made for 2009/2010 remuneration:

–	2010 base salaries for executive directors will continue to be frozen at 2008 levels

–	At his own request the group chief executive waived his award under the annual incentive plan for 2009

–	Awards under the annual incentive plan for 2009 for executive directors amounted to between 150 per cent and 185 per cent of salary

–	All awards under the annual incentive plan are deferred into shares and subject to clawback, with any awards released in 2012

–

LTIP award below historic award levels at a maximum of 275 per cent of salary subject to stretching performance conditions based on EPS, economic profit and the achievement of stretching share price targets

–	Any shares vesting as a result of the element of the LTIP relating to the share price targets must be retained for a further two years post vesting

The approximate make-up of the main components of our new package for executive directors on an expected value basis is shown below:

(The split in the components in the above chart are for executive directors. Comparable numbers for the group chief executive are: long term incentive 40 per cent, short term incentive 32 per cent and salary 28 per cent)

The 2010 package is designed to encourage a long-term and risk-based focus:

–	Salary is a significant proportion of the total package, avoiding excessive leverage

–	All incentives will be paid on a deferred basis at the end of three years

–

Deferred annual incentive is subject to clawback; ie it is not released when information subsequently comes to light about the performance on which the incentive award is based, which had it been known prior to the determination of the awards would have affected the original award decision

–	A combination of financial and non-financial measures encourages a long-term focus

–	Economic profit, which is a risk-adjusted profit measure, is a core financial target used in both the annual incentive plan and the LTIP

–	Shares resulting from the vesting of the share price performance part of the LTIP must be retained for a further two years post vesting

We believe that these arrangements are well aligned with the Fast’s Code of Practice on Remuneration.

COMPENSATION

GOVERNANCE AND RISK MANAGEMENT

An essential component of our approach to remuneration is the governance process that underpins it. This ensures that our policy is robustly applied and risk is managed appropriately.

The overarching purpose of the remuneration committee is to consider, agree and recommend to the board an overall remuneration policy and philosophy for the Group that is aligned to its long-term business strategy, its business objectives, its risk appetite and values, and recognizes the interests of relevant stakeholders. The remuneration policy and philosophy covers the whole Group, but the committee pays particular attention to the top management group and those colleagues who perform significant influence functions for the Group and those who could have a material impact on the Group’s risk profile. The committee’s role is to ensure that these colleagues are provided with appropriate incentives to encourage them to enhance the performance of the Group and that they are rewarded for their individual contribution to the success of the organization, whilst ensuring that there is no reward for excessive risk taking.

The committee determines the pensions policy for all colleagues and advises on other major changes to employee benefits schemes. It also agrees the policy for authorising claims for expenses from the group chief executive and the chairman. It has delegated power for settling remuneration for the chairman, the group executive directors, the company secretary and any group employee whose salary exceeds a specified amount, currently £350,000, and/or whose short-term incentive opportunity exceeds £250,000.

The committee monitors the application of the authority delegated to the group executive committee and the divisional remuneration committees to ensure that policies and principles are being fairly and consistently applied. The committee liaises with the risk oversight committee and the risk function in relation to risk-adjusted performance measures.

All the independent non-executive directors are invited to attend meetings if they wish, and they receive the minutes and have the opportunity to comment and have their views taken into account before the committee’s decisions are implemented.

The committee’s terms of reference are available from the company secretary and are displayed on the Group’s website, www.lloydsbankinggroup.com.

The committee met on 13 occasions during 2009, and the members were as follows:

–	Dr Wolfgang Berndt (chairman)

–	Sir Victor Blank (until 14 September 2009)

–	Sir Winfried Bischoff (from 15 September 2009)

–	Mr Philip Green (until 23 October 2009)

–	Sir Julian Horn-Smith

–	Lord Leitch (from 18 May 2009)

–	Sir David Manning (until 2 November 2009)

–	Ms Carolyn McCall (from 23 January 2009 until 31 December 2009)

The committee welcomed Lord Leitch and Ms Carolyn McCall to the committee and Sir Winfried Bischoff, on his appointment as chairman of the Group. We thank Sir Victor Blank, Mr Philip Green, Ms Carolyn McCall and Sir David Manning for their contributions to the committee during 2009 up until their departures from the Group.

We also thank all committee members for their commitment during the last year and attendance at the unprecedented number of meetings.

As at the date of this report, the members of the committee are Mr Watson (chairman), Sir Winfried Bischoff, Sir Julian Horn-Smith, Lord Leitch, Mr Moreno, Mr Roberts and Mr Ryan.

The committee appoints independent consultants to provide advice on specific matters according to their particular expertise. Towers Perrin, Hewitt New Bridge Street and Kepler Associates were retained by the committee during 2009 to advise on various matters relating to executive remuneration. In addition, PricewaterhouseCoopers LLP (PwC) were also retained in 2009 specifically to complete the committee’s project to review executive remuneration arrangements in light of the acquisition of HBOS, given their particular expertise in the remuneration aspects of transactions. This project had commenced in 2008. As PwC are also the auditors to Lloyds Banking Group and to mitigate any threat to audit independence, Kepler Associates continue to be retained as the remuneration committee’s primary independent advisors, and were commissioned to provide comment on PwC’s advice.

In addition to their advice on executive remuneration, during 2009 Towers Perrin also provided market remuneration data as well as other remuneration consulting services to the Group, Hewitt New Bridge Street provided pension consulting services.

During 2009, Alithos Limited continued to provide information on behalf of the committee for the testing of total shareholder return (TSR) (calculated by reference to both dividends and growth in share price) performance conditions for the Group’s long-term incentive schemes.

Mr Daniels, Mrs Risley (Group Human Resources Director) and Ms Kemp (HR Director, Total Reward) provided guidance to the committee (other than for their own remuneration). Mrs Carol Sergeant (Chief Risk Officer) also attended the committee to advise on risk matters.

The remuneration committee ensures that appropriate remuneration and governance arrangements are in place throughout the organisation, with the Group functions providing an oversight role in the development of remuneration policy and practice below the senior executive population. During 2009 as part of the review of compliance with the new FSA Code of Practice on Remuneration and the developing governance environment, the committee reviewed and adopted new terms of reference. In addition divisional remuneration committees were established to ensure a strong oversight from the group remuneration committee into the divisions.

COMPENSATION

The key developments in the committee’s terms of reference are:

–

Extension of its direct responsibilities to include all those colleagues who perform significant influence functions for the Group and those who could have a material impact on the Group’s risk profile;

–	Formalising the periodic review of the adequacy and effectiveness of the Group’s remuneration policy;

–

Formalising annual reporting to the board on the substance of the Group’s remuneration policy and propose any substantive changes. This report will be supported by independent commentary from the chief risk officer in the context of the Group’s risk appetite and by positive assurance from each group executive director that all remuneration arrangements within their division/function reflect fully the Group’s overall approach to remuneration; and

–	The chief risk officer will attend the remuneration committee for at least two meetings a year.

The role of the divisional remuneration committees is to ensure a strong oversight from the group remuneration committee into the divisions. Specifically:

–	The relevant group executive director will be accountable for the effective implementation of the remuneration policy in their division;

–

The divisional remuneration committee, which will have representation from both divisional and group reward and risk functions, will ensure that the policy is effectively and efficiently executed in the division;

–

Formal positive assurance (through annual reporting) as to how the remuneration policy is being applied across the group will be provided to the group remuneration committee from each divisional remuneration committee; and

–

The divisional remuneration committee will be responsible for ensuring the effective governance of divisional specific remuneration arrangements, especially the design and outcome of short-term incentive/bonus schemes.

We believe our approach is well aligned with the FSA Code of Practice on Remuneration but we will continue to work with the FSA to ensure ongoing compliance and implement changes as appropriate.

DIRECTORS’ REMUNERATION POLICY

The Group’s remuneration policy supports our business strategy, which is based on building long-term relationships with our customers and employees, and managing the financial consequences of our business decisions across the entire economic cycle. The policy is to position base salaries to reflect the relevant market median and the total package is designed to enable upper quartile performance to be rewarded with upper quartile remuneration levels. Overall the policy is designed to ensure that cost effective packages are provided which attract and retain executive directors and senior management of the highest caliber and motivate them to perform to the highest standards. At the same time, the objective is to align individual rewards with the Group’s performance, the interests of its shareholders, and a prudent approach to risk management. In this way we balance the requirements of our various stakeholders: customers, shareholders, employees, and regulators. We believe that this approach is in line with the Association of British Insurers best practice code on remuneration as well as the FSA Code of Practice on Remuneration, as the policy seeks to reward long-term value creation whilst not encouraging excessive risk taking.

We summarise below how each of these policy objectives is met by our remuneration packages.

Policy objective	How achieved

Building long-term relationships

We build relationships with our customers and people rather than viewing them as counterparties in a money-making transaction and are in the process of extending this philosophy across the integrated Group. This means that working for the Lloyds Banking Group should be about more than pay. While our relationship with our people means that we will pay them fairly and competitively, our pay is positioned conservatively against the market and we will not seek to be among the highest payers in the sector. In setting pay for executive directors, we take account of the terms and conditions applying to other employees of the Group.

Our incentive measures are not just financial. Half of the annual incentive for executives is linked to a scorecard including how they perform against targets that measure how satisfied our customers are, and the extent to which our employees feel engaged with and committed to working for the Lloyds Banking Group, both of which are important foundations of a relationship-based strategy.

Managing the financial consequences of our business through the economic cycle

Economic profit is a key measure by which we manage our business. This measure takes into account the level of capital required to generate profits as well as the risks taken. The same level of profit generated at lower risk results in higher economic profit. Economic profit also measures risk based on an assessment of how business will perform through the economic cycle.

Therefore, for example, in good times, when default rates on loans are low, we adjust the economic profit measure downwards based on a higher average expected default experience over the economic cycle. This encourages us to avoid business and funding strategies that are only profitable during boom times but turn bad in a recession. Economic profit plays a prominent role in our incentive plans for executives, a role which was further enhanced in 2009, with its inclusion in the long-term incentive plan performance measures.

COMPENSATION

Policy objective	How achieved

Aligning individual rewards with Group performance and shareholders

The majority of our executives’ pay is linked to stretching performance targets through annual and long-term incentives. Performance measures on the annual incentive are directly aligned to the Group’s financial and non-financial performance.

Executives are aligned with shareholders through the long-term incentive plan, which pays out based on performance against Group targets over a three year period, and which is paid in shares to further improve alignment with shareholders.

This objective of aligning the interests of executives with those of shareholders throughout the economic cycle can be seen through the vesting outcomes of awards made to executives under the LTIP plans. In 2009, historic LTIP and option plans from 1999, 2005 and 2006 lapsed as their performance conditions were not met. The same outcome is envisaged for the 2007 LTIP with a performance period ending in 2010.

Executives are required to build up a holding in Lloyds Banking Group shares of value equal to 1.5 times salary for executive directors (2 times salary for the group chief executive). They are expected to retain 100 per cent of the net-of-tax proceeds of the 2009 LTIP until they reach this target. In addition they are required to retain any shares vesting from the share price performance element of the 2010 LTIP for a further two years post vesting.

Finally, we operate tough contract provisions whereby no executive has an entitlement to more than 12 months’ notice, compensation on termination is limited to basic salary, and any compensation is paid monthly over 12 months and is mitigated if the executive gets another job. This approach avoids the risk of payment for failure. These requirements are among the toughest in the FTSE 100.

A prudent approach to risk management	Economic profit measures profit relative to the risk taken to generate that profit. Its use in our incentive plans therefore encourages executives to take a prudent approach to risk.

We also have non-financial measures of performance against risk objectives in the plan for executives, which enables a more rounded assessment of risk-taking behavior.

For the 2009 annual incentive we increased the alignment to long-term prudent risk management by deferring all of the award. For executive directors any cash incentive earned will be deferred 100 per cent into shares and paid out in 2012. If the performance that led to the incentive is found to be unsustainable during the deferral period, then some or all of the award may be forfeited.

We pay competitively but not excessively. Our prudent approach to positioning compensation means that we reduce the incentives to take excessive risk for personal gain. This means that we do not attract employees with an extreme appetite for risk.

We have a robust governance framework with an independent remuneration committee reviewing all compensation decisions. This approach to governance and review is cascaded through the organisation.

Cost effective packages to attract and retain executives

We aim to ensure that the totality of remuneration for executive directors is competitive against our benchmark groups. These groups are other major UK banks, and also the top 20 companies in the FTSE 100, reflecting practices in comparably sized large UK companies across all sectors. We aim to be competitively but conservatively positioned against the market.

We aim to choose incentive plan targets that are directly linked to the business strategy and priorities. This not only ensures alignment with company performance, but also means that the targets are meaningful to executives and therefore motivating. This ensures that incentive packages are valued by executives and are cost effective.

REMUNERATION FOR 2010

The remuneration committee undertook an extensive review of executive remuneration during late 2008 and into 2009 in light of the HBOS acquisition. That review in conjunction with detailed consultation with shareholders led to the remuneration decisions for 2009. The committee continued to review remuneration during 2009 in light of the FSA Code of Practice on Remuneration, the outcomes of the G20 meeting in September 2009 and Sir David Walker’s review of corporate governance in UK banks and other financial industry entities. This ongoing review process has found that the structure of the remuneration package, in particular the focus on risk through the long-term incentive plan measures and balanced scorecard, was well aligned with emergent best practice in the sector.

The review process has highlighted the concern on how to maintain an appropriately competitive incentive for the senior executives of the Group, following the significant reduction in incentive levels in 2009, whilst recognizing the sensitivity of the operating environment and the fact that the Group was loss making on a combined businesses basis in 2009. Following consultation with shareholders, the remuneration committee is proposing a package for 2010 that is closely based on the structure and principles of 2009, but with an additional LTIP performance measure based on the achievement of stretching share price targets. With the addition of this performance measure, the maximum LTIP award for 2010 will be 275 per cent of salary, still 100 per cent of salary lower than the 2008 maximum level. To achieve maximum vesting of this award, not only will stretching EPS and economic profit targets need to be achieved but also stretching share price targets.

COMPENSATION

SUMMARY OF REMUNERATION ELEMENTS

The key remuneration elements for 2010 are summarised below. Each individual element is then described in more detail in the subsequent sub-sections.

Element	Level/design for 2010	Key purpose

Base salary	Base pay should be set competitively relative to FTSE 20 and banking sector competitors	Meet essential commitments of executive Retention

In light of circumstances, no increase for 2010 and base salaries held at same level as for 2008

Annual incentive	200 per cent of salary maximum (225 per cent for group chief executive), as for 2009	Alignment with Group performance

	Based 50 per cent on Group financial targets relating to profit before tax and economic profit	Alignment with sound risk management

	Based 50 per cent on balanced scorecard covering, customers, people, risk and build franchise	Motivation of executives

Subject to deferral and clawback

Long-term incentive plan	275 per cent of salary maximum, split as follows:	Motivation and retention of executives

100 per cent on earnings per share

	100 per cent on economic profit	Alignment with sound risk management

75 per cent on absolute share price growth

	Any shares vesting from the absolute share price growth element retained for a further 2 years post vesting	Alignment with long-term shareholder interests

Pension	A mixture of final salary and defined contribution pension arrangements	Enable executives to build long-term retirement savings

	From April 2012, executive directors with final salary pensions will move to a defined contribution pension arrangement, with no compensation	Retention

GENERAL CONSIDERATIONS

When deciding the approach to take for remuneration in 2010, the remuneration committee considered a range of factors. The environment for remuneration in the banking sector remains very sensitive and the committee is aware of this. Consistent with best practice, shareholders were fully consulted during the process and their views have been taken into account in the decisions the committee has made. At the same time, the ongoing challenges of the HBOS integration to create the UK’s leading consumer bank were also considered by the committee as is the need to retain and motivate the management team to build on the outstanding start made to this process in 2009.

BASE SALARY

Basic salaries are reviewed annually, usually in December, taking into account individual performance and market information (which is provided by Towers Perrin and supplemented with information from Kepler Associates as appropriate) and then adjusted from 1 January of the following year. The remuneration committee confirmed during the 2009 review that the FTSE 20 was the most appropriate comparator group to use to benchmark overall competitiveness of the remuneration package whilst taking particular account of the remuneration practice of our direct competitors, namely the major UK banks. The FTSE 20 is regarded as providing a realistic and relevant comparison in terms of company size and complexity, as well as being a key market for talent.

However, in recognition of the current operating environment base salaries for 2010 remain unchanged from the salaries set for 2008. Base salary increases for other employees across the Group will remain in line with any market movement, but will, in general be significantly lower than in previous years.

Name	J E Daniels	A G Kane	G T Tate	T J W Tookey	H A Weir

As at 1 January 2010	£1,035,000	£590,000	£640,000	£600,000	£625,000

COMPENSATION

ANNUAL INCENTIVE PLAN

The combination of financial and non-financial measures, which support our prudent approach to managing risk, are retained in the annual incentive plan, whilst the operation of the plan is enhanced in order to increase the alignment between risk and reward still further. The committee recognises the challenges of setting robust targets in the current operating environment. Furthermore, the committee will review the performance against the targets for the 2010 annual incentive plan at the end of the year, taking into account the overall operating performance of the business in determining how much of any bonus will be paid out. The committee reserves the right to exercise its discretion in reducing any payment that otherwise would have been earned, if they deemed this appropriate.

Consistent with the aim of ensuring that short-term financial results are only achievable sustainably, the committee has decided that the incentive will be deferred and released in tranches over a three year period. The deferred incentive will be subject to 100 per cent clawback if the performance that generated the incentive is found to be unsustainable.

The maximum annual incentive opportunity remains unchanged at 200 per cent (225 per cent for the group chief executive) of base salary for the achievement of exceptional performance targets.

The remuneration committee believes that the structure of the incentive – in particular the use of risk-adjusted and non-financial measures – has been highly successful in promoting a long-term focus within the senior management team.

LONG-TERM INCENTIVE AWARD

Given the extraordinary circumstances during 2008, the remuneration committee made a reduced maximum LTIP award of 200 per cent of salary in 2009, 175 per cent less than the maximum award for 2008. For 2010, the remuneration committee continues to believe that it is appropriate to make LTIP awards below the maximum levels that the plan allows (400 per cent) and less than the award levels for 2008 (maximum award 375 per cent). Notwithstanding the increased size and complexity of the Group since the HBOS acquisition and the concerns about retention and motivation, the committee believes that the current environment requires a demonstration of continued restraint in relation to remuneration. At the same time, the committee believes in the importance of aligning shareholder and executive motivation and therefore it has approved maximum awards for the group chief executive and executive directors for 2010 of 275 per cent of base salary of which 200 per cent of the award will be based on the same performance conditions as for 2009, namely EPS and economic profit, with the remaining 75 per cent based on the achievement of stretching share price targets.

LONG-TERM INCENTIVE PERFORMANCE MEASURES

In continuing with the same financial performance measures as for 2009, the remuneration committee has continued to create a focus on long-term performance, taking appropriate account of risk.

Performance targets have been set by reference to analysts’ expectations, internal business plans, competitive performance assessments and probability modelling. Stretch performance will be equated to the remuneration committee’s assessment of an upper quartile performance level or greater. Shareholders have been consulted on the targets and the targets have been made more stretching as a consequence of those discussions.

The details of the targets for the proposed measures are set out below:

EARNINGS PER SHARE (APPLYING TO AWARD OF 100 PER CENT OF SALARY)

Earnings per share continues to be an important measure of our profitability and ability to generate cash. The committee has therefore decided to retain this well-recognised measure in our incentive system.

For the EPS element of the award, performance will be measured based on EPS growth over a three year period from the baseline EPS of 2009.

	Vesting (%)	EPS absolute percentage improvement

Threshold	25%	158%
Maximum	100%	180%

ECONOMIC PROFIT (APPLYING TO AWARD OF 100 PER CENT OF SALARY)

The use of economic profit has been very successful in introducing a long-term, risk-based approach to managing our business. Economic profit is calculated on a through-the-cycle basis, considering the impact of decisions over an entire economic cycle, encouraging prudent risk management of our portfolio.

For the economic profit element of the award, performance will be based on the compound annual growth rate (CAGR) from the 2009 base over a three year period.

	Vesting (%)	CAGR growth in EP

Threshold	25%	57	% pa
Maximum	100%	77	% pa

COMPENSATION

ABSOLUTE SHARE PRICE GROWTH (APPLYING TO AWARD OF 75 PER CENT OF SALARY)

The absolute share price element of the award will fully align shareholder and executives’ interests during a period of share price recovery.

Performance will be measured based on the average absolute share price achieved during the 90 days at the end of the three year period.

	Vesting %	Absolute share price achieved

Threshold	0%	75p
Maximum	100%	114p

There will be an underpin to the absolute share price element of the award such that shares making up that element may only be released if both the EPS and the economic profit element have achieved a threshold level of vesting as above.

Any shares vesting as a result of this element of the 2010 award will be required to be held for a further two years post vesting.

Vesting between threshold and maximum will be on a straight line basis for all three elements.

PENSION

As stated last year, in April 2012, all executive directors will transition to defined contribution pension arrangements with contributions of 25 per cent of base salary for the group chief executive and other executive directors, with no compensation for ceasing final salary accrual.

OTHER SHARE PLANS

The executive directors are also eligible to participate in the Group’s ‘sharesave’ and ‘shareplan’ schemes. These are ‘all-employee’ share schemes.

CHAIRMAN’S REMUNERATION

The chairman’s remuneration comprises salary and benefits. He does not participate in the annual bonus and long-term incentive arrangements, nor is he entitled to pension benefits.

The chairman’s salary was reviewed at the time of the appointment of Sir Winfried Bischoff in 2009. The review took into account the market information and also the significant amount of time the chairman would be expected to focus on the Group’s activities particularly during the current period. The chairman was appointed on a salary of £700,000 per annum. His salary will next be reviewed at the end of 2010, with any adjustments effective 1 January 2011.

INDEPENDENT NON-EXECUTIVE DIRECTORS’ FEES

The fees of the independent non-executive directors are agreed by the board within a total amount determined by the shareholders. Directors may also receive fees, agreed by the board, for membership of board committees. The fees are designed to recognise the various responsibilities of a non-executive director’s role and to attract individuals with relevant skills, knowledge and experience. The fees are neither performance related nor pensionable and are comparable with those paid by other companies. The annual fees from 1 January 2010 are unchanged and are listed below.

Board	£65,000
Audit committee chairmanship	£50,000
Audit committee membership	£20,000
Nomination and governance committee membership	£5,000
Remuneration committee chairmanship	£30,000
Remuneration committee membership	£15,000
Risk oversight committee membership	£15,000

Independent non-executive directors who serve on the boards of subsidiary companies may also receive fees from the subsidiaries. The fees paid in 2009 to the current non-executive directors are shown in the table in the following section.

COMPENSATION

REMUNERATION FOR 2009

2009 ANNUAL INCENTIVE SCHEME

The annual incentive scheme for executive directors is designed to reflect specific goals linked to the performance of the business.

Incentive awards for executive directors are based upon individual contribution and overall corporate results. Half of the incentive opportunity is driven by corporate performance based on the stretching target relating to profit before tax and economic profit. The level of achievement against the targets for profit before tax and economic profit that results in the lower payout will determine the extent to which the target has been met. The other half of the incentive opportunity is determined by divisional achievement driven through individual performance. Individual targets relevant to improving overall business performance are contained in a balanced scorecard and are grouped under the following headings:

–	Financial

–	Franchise growth

–	Customer service

–	Risk

–	People development

These targets are weighted differently for each of the executive directors, reflecting differing strategic priorities. The non-financial measures include key performance indicators relating to process efficiency, service quality and employee engagement.

The maximum annual incentive opportunity is 200 per cent (225 per cent for the group chief executive) of basic salary for the achievement of exceptional performance targets. The maximum payment under the corporate half of the annual incentive is only available if exceptional performance is achieved against the stretching corporate target. An amount equal to 50 per cent of this element of the incentive is available on the achievement of the stretching corporate target. Failure to achieve at least 90 per cent of the stretching target would result in no payment under the corporate half of the incentive.

In 2009, the Group delivered a resilient trading performance against the backdrop of a marked slow down in the UK economic environment and continued challenges in financial markets. This has been a year of substantial achievement with the creation of a sound platform for future growth of the combined franchise. Positive trends have been established in margins, costs and impairments. The interest margin improved in the second half of the year and is expected to increase in 2010, with further improvements expected in subsequent years. Costs fell by 5 per cent in the year as integration related savings have started to be realised, with £534 million of cost synergy savings in 2009. Impairments peaked in the first half of the year, falling off by 21 per cent in the second half. A similar rate of improvement is expected through 2010. The Group’s funding and liquidity positions were also strengthened during the year.

A number of actions were taken during the year to create a robust capital position, including the £4 billion ordinary share placing and compensating open offer in June and the successful £22.5 billion equity raising at the end of the year.

Franchise growth has been strong in both Retail and Wholesale and there has been a 48 per cent improvement in cross sales income from the Lloyds TSB customers. There were strong levels of mortgage lending with over £34 billion of gross new lending. The Lloyds TSB conservative approach to risk management has been implemented across the Group. All new lending is within the Group’s risk appetite. Our employee engagement index has remained high through the year and has performed well against the UK norm.

Additionally a number of significant activities were delivered on during 2009 which were not anticipated when the targets were set. These activities have contributed to placing the Group in the best position possible to grow and develop the combined franchise. They include the largest ever capital raising and the successful conclusion of negotiations with the European Commission on State Aid. These have all been achieved at the same time as delivering the ‘business as usual’ agenda and the integration programme.

Any payments under the plan are deferred 100 per cent in shares until June 2012 and subject to claw back.

The calculation of the annual incentive plan payments for executive directors, based on the achievement of performance against targets in respect of performance in 2009, has been independently checked. The bonuses awarded to directors are shown in the table below:

Name	A G Kane	G T Tate	T J W Tookey	H A Weir

Opportunity	200%	200%	200%	200%
Bonus awarded	£885,000	£1,120,000	£1,110,000	£1,062,000
% awarded	150	175	185	170

The group chief executive has chosen to waive any payment under the scheme for the second successive year.

COMPENSATION

2009 LONG-TERM INCENTIVE PLAN AWARDS

The current LTIP rules allow for awards to be made of up to 400 per cent of base salary. Under normal circumstances, awards are made of 300 per cent of salary with the additional 100 per cent available for circumstances that the remuneration committee deems to be exceptional. In 2008, awards were made of 375 per cent of base salary to the chief executive and two of the executive directors for retention purposes, and in light of data reviewed by the committee which showed total remuneration to be behind median both for the FTSE 20 and the other major UK banks.

Further information viewed by the committee through 2008 continued to show that total remuneration for the executive directors was materially behind the median of our peer groups, even before allowing for the increased responsibilities of running the combined bank and the magnitude of the task of integrating the two businesses. However, due to the external environment and following extensive consultation with shareholders, the committee determined that for 2009 the grant level for executive directors should be set at 200 per cent of base salary, 175 per cent less than the maximum award for 2008.

Details of the plan, including the specific performance conditions, can be found on page 121.

2009 NON-EXECUTIVE DIRECTORS’ FEES (£)

	Lloyds Banking Group fees

	Board	Audit committee	Remuneration committee	Nomination and governance committee	Risk oversight committee	SW Board Fees	[1]	2009 Total

W C G Berndt	65,000		30,000	5,000				100,000
Ewan Brown
(until 5 June 2009)	28,314	8,665			6,581			43,560
J P du Plessis
(until 17 April 2009)	19,451	14,962		1,496	4,489			40,398
P N Green
(until 23 October 2009)	52,936	16,288	12,216					81,440
Sir Julian Horn-Smith	65,000		15,000	5,000	15,000			100,000
Lord Leitch[2]	204,028	7,540		1,885	5,655	30,000		249,108
Sir David Manning
(until 2 November 2009)	54,424		12,560	4,187	12,560			83,731
C J McCall
(until 31 December 2009)	65,000		14,090					79,090
T T Ryan
(from 1 March 2009)	54,167	16,667			12,500			83,334
M A Scicluna	65,000	41,136			15,000			121,136
Anthony Watson
(from 2 April 2009)	48,504	13,095			9,821			71,420

[1]	Scottish Widows Services Ltd.

[2]	Lord Leitch was appointed deputy chairman on 17 May 2009 when his remuneration was consolidated into an annual fee of £300,000.

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

Any entitlements under the pension scheme or equity plans will be in accordance with the scheme rules on leaving.

	Notice to be given by the Company	Date of service agreement/letter of appointment
Sir Winfried Bischoff	6 months	27 July 2009
J E Daniels	12 months	22 January 2009
A G Kane	12 months	23 January 2009
G T Tate	12 months	9 February 2009
T J W Tookey	12 months	26 January 2009
H A Weir	12 months	21 January 2009
Former director who served during 2009
Sir Victor Blank	6 months	25 January 2006

Independent non-executive directors do not have service agreements and their appointment may be terminated, in accordance with the articles of association, at any time without compensation.

COMPENSATION

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

During 2009, Mr Daniels and Mrs Weir received fees of £75,000 and £30,208 respectively, which were retained by them, for serving as non-executive directors of other companies.

PERFORMANCE GRAPH

The graph below illustrates the performance of the Group measured by TSR against a ‘broad equity market index’ over the past five years. The Group has been a constituent of the FTSE 100 index throughout this five year period.

TOTAL SHAREHOLDER RETURN – FTSE 100 INDEX

COMPENSATION	AUDITED INFORMATION

DIRECTORS’ EMOLUMENTS FOR 2009
				Performance- related payments £000[3]
	Salaries/ fees £000	Other benefits			2009 Total £000	2008 Total £000
		Cash £000[1]	Non-cash £000[2]
Current directors who served during 2009
Executive directors
J E Daniels	1,035	78	8		1,121	1,151
A G Kane	590	24	24	885	1,523	635
G T Tate	640	27	20	1,120	1,807	689
T J W Tookey	600	25	1	1,110	1,736	108
H A Weir	625	59	21	1,062	1,767	742
Non-executive directors
Sir Winfried Bischoff (from 15 September 2009)	207	4			211
W C G Berndt	100				100	100
Sir Julian Horn-Smith	100				100	100
Lord Leitch	249				249	165
T T Ryan (from 1 March 2009)	83				83
M A Scicluna	121				121	33
Anthony Watson (from 2 April 2009)	71				71
Former directors who served during 2009
Sir Victor Blank[4] (until 14 September 2009)	640	5	38		683	669
Ewan Brown (until 5 June 2009)	44				44	122
J P du Plessis (until 17 April 2009)	40				40	119
P N Green (until 23 October 2009)	81				81	100
Sir David Manning (until 2 November 2009)	84				84	67
C J McCall (until 31 December 2009)	79				79	16
Others						807
	5,389	222	112	4,177	9,900	5,623

[1]

The cash column under ‘other benefits’ includes flexible benefits payments (4 per cent of basic salary), the tax planning allowance for Mr Daniels, payments to certain directors who elect to take cash rather than a company car under the car scheme and the cash balance of a pension allowance for Mrs Weir. Sir Winfried Bischoff has elected to take cash rather than a company car.

[2]

The non cash column includes amounts relating to the use of a company car, use of a company driver and private medical insurance and the cost of home security in respect of Sir Victor Blank. It also includes the value of any matching shares which are received under the terms of Shareplan, through which employees have the opportunity to purchase shares up to a maximum of £125 per month and receive matching shares on a one for one basis up to a maximum value of £30 per month, rounded down to the nearest whole share.

[3]	The group chief executive waived his entitlement to any bonus in respect of 2009 performance. There were no free shares awarded under Shareplan in respect of 2009.

[4]

Sir Victor Blank donated his salary from 30 September 2009 until 31 December 2009, amounting to £160,000 to charity. The Group was obligated to pay Sir Victor Blank’s remuneration in lieu of services rendered during 2010 of £53,333. This was also donated to charity.

DIRECTORS’ PENSIONS

The executive directors are currently members of one of the pension schemes provided by the Lloyds TSB Group with benefits either on a defined benefit or defined contribution basis. Those directors who joined the Lloyds TSB Group after 1 June 1989 and are members of a defined benefit scheme have pensions provided on salary in excess of the earnings cap through membership of or by an unfunded pension promise. Retirement pensions accrue at rates of between 1/60 and 1/30 of basic salary.

For those directors who are members of a defined benefit pension scheme, pension will continue to accrue until 5 April 2012. On 6 April 2012, defined benefit pension accrual will cease and directors will be offered the option to participate in the defined contribution pension scheme in operation at that date. Alternatively, they may choose not to join the scheme and elect to receive a pension cash allowance.

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

COMPENSATION	AUDITED INFORMATION

DEFINED CONTRIBUTION SCHEME MEMBERS

During the year to 31 December 2009 the employer has made the following contributions to the defined contribution scheme:

£000
G T Tate	159
T J W Tookey	147
H A Weir	122

DEFINED BENEFIT SCHEME MEMBERS
	Accrued pension at 31 December 2009 £000 (a)	Accrued pension at 31 December 2008 £000 (b)	Change in accrued pension £000 (a)-(b)	Transfer value at 31 December 2009 £000 (c)	Transfer value at 31 December 2008 £000 (d)	Change in transfer value £000 (c)-(d)	Additional pension earned to 31 December 2009 £000 (e)	Transfer value of the increase £000 (f)
J E Daniels	192	175	17	3,844	3,263	581	8	169
A G Kane	357	342	15	6,889	6,146	743	—	—

The disclosures in columns (a) to (d) are as required under section 421 of the Companies Act 2006.

Columns (a) and (b) represent the deferred pension to which the directors would have been entitled had they left the Group on 31 December 2009 and 2008, respectively.

Column (c) is the transfer value of the deferred pension in column (a) calculated as at 31 December 2009 based on factors supplied by the actuary of the relevant Lloyds TSB Group pension scheme. The basic method used to arrive at the factors has not changed during the year.

Column (d) is the equivalent transfer value, but calculated as at 31 December 2008 on the assumption that the director left service at that date.

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

Major changes to the legislation governing the provision of pensions in the UK (known as pension simplification) came into effect in April 2006. Benefits from an approved pension scheme will be limited to the Lifetime Allowance, currently £1.75 million which is equivalent to an annual pension of £87,500. Any benefit in excess of this amount will incur a tax charge for the individual. The Group has agreed that if an executive director has benefits in excess of the Lifetime Allowance they may cease to accrue benefits in the Scheme and receive a salary supplement as an alternative. This will not cost the Group more than the current arrangements. The Group will not compensate any individual in respect of any increased tax liability arising from pension simplification. To date, the executive directors affected have elected to continue to accrue benefits in the approved scheme.

COMPENSATION

DIRECTORS’ INTERESTS

The interests, all beneficial, of those who were directors at 31 December 2009 in shares in Lloyds Banking Group were:

NUMBER OF SHARES
	At 1 January 2009 (or later date of appointment)	At 31 December 2009	At 25 February[1] 2010
Executive directors
J E Daniels	423,018	2,557,816	2,558,383
A G Kane	204,061	1,224,960	1,225,527
G T Tate	75,072	526,061	526,629
T J W Tookey	2,493	97,727	98,294
H A Weir	61,822	425,162	425,729
Non-executive directors
Sir Winfried Bischoff	—	585,000
W C G Berndt	170,000	948,429
Sir Julian Horn-Smith	5,000	27,890
Lord Leitch	10,000	55,787
T T Ryan	—	63,451
M A Scicluna	10,000	56,226
Anthony Watson	13,209	51,357

[1]	The changes in beneficial interests between 31 December 2009 and 25 February 2010 related to ‘partnership’ and ‘matching’ shares acquired under the Lloyds TSB Group Shareplan.

COMPENSATION	AUDITED INFORMATION

INTERESTS IN SHARE OPTIONS
	At 1 January 2009	Granted during the year	Exercised during the year	Lapsed during the year	At 31 December 2009
						Exercise price	Exercise periods
							From	To	Notes
J E Daniels	131,484	—	—	—	131,484	419.25p	18/3/2007	17/3/2014	d, f
	430,547	—	—	—	430,547	474.25p	17/3/2008	16/3/2015	e, f
	6,906	—	—	—	6,906	139p	1/1/2012	30/6/2012	a, h

A G Kane	27,000	—	—	27,000	—	887.5p	4/3/2002	3/3/2009	b, g, i
	64,786	—	—	—	64,786	549.5p	6/3/2003	5/3/2010	c, g
	11,841	—	—	—	11,841	615.5p	8/8/2003	7/8/2010	c, g
	34,759	—	—	—	34,759	655p	6/3/2004	5/3/2011	c, g
	73,255	—	—	—	73,255	419.25p	18/3/2007	17/3/2014	d, f
	247,891	—	—	—	247,891	474.25p	17/3/2008	16/3/2015	e, f
	6,906	—	—	—	6,906	139p	1/1/2012	30/6/2012	a, h

G T Tate	64,400	—	—	—	64,400	419.25p	18/3/2007	17/3/2014	d, f
	27,357	—	—	—	27,357	403p	12/8/2007	11/8/2014	d, f
	247,891	—	—	—	247,891	474.25p	17/3/2008	16/3/2015	e, f
	6,906	—	—	—	6,906	139p	1/1/2012	30/6/2012	a, h

T J W Tookey	6,906	—	—	—	6,906	139p	1/1/2012	30/6/2012	a, h

H A Weir	77,868	—	—	—	77,868	424.75p	29/4/2007	28/4/2014	d, f
	247,891	—	—	—	247,891	474.25p	17/3/2008	16/3/2015	e, f
	6,906	—	—	—	6,906	139p	1/1/2012	30/6/2012	a, h

Other share plan

T J W Tookey	35,305	—	35,305	—	—	(see page 122)	20/4/2009	19/10/2009	j

Former director who served during 2009

Sir Victor Blank	6,906	—	—	—	6,906	139p	1/2/2010	31/7/2010	a, k

a	Sharesave.

b	Executive option granted between March 1999 and August 1999.

c	Executive option granted between March 2000 and March 2001.

d	Executive option granted between March 2004 and August 2004.

e	Executive option granted from March 2005.

f	Exercisable to the extent at which the performance condition vested.

g	Not exercisable as the performance conditions had not been met.

h	Not exercisable as the option has not been held for the period required by the relevant scheme.

i	Option lapsed as not exercised by 10th anniversary of date of grant.

j	Mr Tookey exercised his option on 8 May 2009. Market price on day of exercise was 100.70p.

k	Exercisable only in the period shown.

Sir Victor Blank retired as chairman on 14 September 2009 but remained employed by the Group until 31 January 2010.

None of the other directors at 31 December 2009 had options to acquire shares in Lloyds Banking Group plc or its subsidiaries.

The market price for a share in the Company at 1 January 2009 and 31 December 2009 was 126p and 50.69p, respectively. The range of prices between 1 January 2009 and 31 December 2009 was 40.30p to 140.70p.

The following table contains information on the performance conditions for executive options granted since 1999. The remuneration committee chose the relevant performance condition because it was felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

COMPENSATION	AUDITED INFORMATION

Options granted	Performance conditions
March 1999 – August 1999

Growth in earnings per share which is equal to the aggregate percentage change in the retail price index plus two percentage points for each complete year of the relevant period plus a further condition that the Company’s ranking based on TSR over the relevant period should be in the top 50 companies of the FTSE 100.

As the performance condition had not been met, the options lapsed in 2009.
March 2000 – March 2001

As for March 1999 – August 1999 except that there must have been growth in the earnings per share equal to the change in the retail price index plus three percentage points for each complete year of the relevant period.

March 2004 – August 2004

That the Company’s ranking based on TSR over the relevant period against a comparator group (17 UK and international financial services companies including Lloyds Banking Group) must be at least ninth, when 14 per cent of the option will be exercisable. If the Company is ranked first in the group, then 100 per cent of the option will be exercisable and if ranked tenth or below the performance condition is not met.

Options granted in 2004 became exercisable as the performance condition was met on the re-test. The performance condition vested at 24 per cent for Mr Tate’s March option and at 14 per cent for all other options granted to executive directors during 2004.

March 2005 – August 2005

That the Company’s ranking based on TSR over the relevant period against a comparator group (15 companies including Lloyds Banking Group) must be at least eighth, when 30 per cent of the option will be exercisable. If the Company is ranked first to fourth position in the group, then 100 per cent of the option will be exercisable and if ranked ninth or below, the performance condition is not met.

Options granted in 2005 became exercisable as the performance condition was met when tested. The performance condition vested at 82.5 per cent for all options granted to executive directors.

LLOYDS TSB PERFORMANCE SHARE PLAN

Under the plan, executive directors were required to defer 50 per cent of their bonus awards in 2006 into shares in the Company, known as bonus shares. The number of bonus shares awarded was calculated after the deduction of income tax and national insurance from the deferred element of the bonus.

The bonus shares are held on behalf of the executive for a period of three years before release.

Executives received a further award of ‘performance shares’ on the basis of two performance shares for each bonus share. The receipt of the performance shares is dependent on the satisfaction of a TSR performance condition measured over three financial years of the Company.

The following table details the number of bonus and performance shares released in respect of their 2005 bonus.

	Bonus shares			Performance shares
	At 1 January 2009	Released 20 March 2009	At 31 December 2009	At 1 January 2009	Lapsed 20 March 2009	At 31 December 2009	Award price
J E Daniels	50,944	50,944	—	172,694	172,694	—	566.10p
A G Kane	20,531	20,531	—	69,598	69,598	—	566.10p
G T Tate	27,358	27,358	—	92,738	92,738	—	566.10p
H A Weir	20,062	20,062	—	68,008	68,008	—	566.10p

The following table contains information on the performance conditions for performance shares. The remuneration committee chose the relevant performance condition because it was felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

Performance shares awarded	Performance conditions
March 2006

That the Company’s ranking based on TSR over the relevant period against a comparator group (15 companies including Lloyds Banking Group) must be at least eighth for any shares to be received. If ranked ninth or below no shares would be received. The maximum of two performance shares for each bonus share will be awarded only if the Company is first in the comparator group; one performance share will be awarded for each bonus share if the Company is placed fifth; and one performance share for every two bonus shares if the Company is placed eighth. Between first and fifth positions and fifth and eighth positions a sliding scale will apply.

Whilst income tax and national insurance was deducted from the deferred bonus before the conversion to bonus shares, where a match of performance shares is justified, these shares will be awarded as if income tax and national insurance had not been deducted. This maintains the original design of the plan prior to the issue of guidance from HM Revenue & Customs in December 2004.

The performance condition attached to the March 2006 award was not met, with Lloyds Banking Group ranked in ninth place. Bonus shares were released on 20 March 2009, at which time the performance shares lapsed.

COMPENSATION	AUDITED INFORMATION

LLOYDS TSB LONG-TERM INCENTIVE PLAN

The following are conditional share awards available under the plan. Further information regarding this plan can be found on pages 121 and 122.

	At 1 January 2009	Awarded during the year	Adjusted number of shares	Lapsed during the year	At 31 December 2009	Year of vesting	Notes
J E Daniels	507,692			507,692		2009
	534,322		165,403		699,725	2010	a
	838,735		259,637		1,098,372	2011	a
		1,143,014	353,829		1,496,843	2012	a, b
		1,714,522	530,743		2,245,265	2012	a, b
A G Kane	288,460			288,460		2009
	306,122		94,762		400,884	2010	a
	413,309		127,943		541,252	2011	a
		651,573	201,700		853,273	2012	a, b
		977,360	302,549		1,279,909	2012	a, b
G T Tate	297,114			297,114		2009
	333,951		103,377		437,328	2010	a
	518,638		160,548		679,186	2011	a
		706,791	218,792		925,583	2012	a, b
		1,060,187	328,189		1,388,376	2012	a, b
T J W Tookey	54,258			54,258		2009
	52,875		16,367		69,242	2010	a
	71,220		22,046		93,266	2011	a
		662,617	205,118		867,735	2012	a, b
		993,926	307,677		1,301,603	2012	a, b
H A Weir	288,460			288,460		2009
	320,037		99,069		419,106	2010	a
	506,482		156,785		663,267	2011	a
		690,226	213,665		903,891	2012	a, b
		1,035,339	320,497		1,355,836	2012	a, b

a

Conditional awards of shares made under this plan were adjusted on 2 July 2009 as a result of the Placing and Compensatory Open Offer. The adjustment was made using a standard HMRC formula, to negate the dilutionary impact of the capital raising event.

b	Original award price 72.44p, award price post adjustment 55.31p.

COMPENSATION	AUDITED INFORMATION

The following table contains information on the performance conditions for awards made under the long-term incentive plan. The remuneration committee chose the relevant performance conditions because they were felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

LTIP award	Performance conditions
May 2006

For 50 per cent of the award (the EPS Award) – the percentage increase in earnings per share of the Group (on a compound annualised basis) over the relevant period must be at least an average of 6 percentage points per annum greater than the percentage increase (if any) in the retail price index over the same period. If it is less than 3 per cent per annum, the EPS Award will lapse. If the increase is more than 3 per cent but less than 6 per cent per annum, then the proportion of shares released will be on a straight line basis between 17.5 per cent and 100 per cent. The relevant period commenced on 1 January 2006 and ended on 31 December 2008.

For the other 50 per cent of the award (the TSR Award) – it will be necessary for the Group’s TSR to exceed the median of a comparator group (14 companies) over the relevant period by an average of 7.5 per cent per annum for the TSR Award to vest in full. 17.5 per cent of the TSR Award will vest where the Group’s TSR is equal to median and vesting will occur on a straight line basis in between these points. Where the Group’s TSR is below the median of the comparator group, the TSR Award will lapse. The relevant period commenced on 1 January 2006 and ended on 31 December 2008.

When tested at the end of the relevant performance period, neither the EPS nor the TSR performance conditions were met and all awards made in 2006 lapsed.
March 2007	For 50 per cent of the award (the EPS Award) – the performance condition was as described for May 2006 with the relevant performance period commencing on 1 January 2007 and ending on 31 December 2009.

For the other 50 per cent of the award (the TSR Award) – the performance condition was as described for May 2006 with the relevant performance period commencing on 8 March 2007 (the date of award) and ending on 7 March 2010.

March and April 2008	For 50 per cent of the award (the EPS Award) – the performance condition was as described for May 2006 with the relevant performance period commencing on 1 January 2008 and ending on 31 December 2010.

For the other 50 per cent of the award (the TSR Award) – the performance condition was as described for May 2006 with the relevant performance period commencing on 6 March 2008 (the date of the March award) and ending on 5 March 2011.

April 2009	EPS: The release of 50 per cent of the shares will be dependent on the extent to which the growth in EPS achieves cumulative EPS targets over the three year period.

Economic profit: The release of the remaining 50 per cent of shares will be dependent on the extent to which Lloyds Banking Group achieves cumulative Economic Profit targets over a three year period.

The EPS and economic profit performance measures applying to this 2009 LTIP award were set on the basis that the Group would enter into GAPS. Now that the Group is not participating in GAPS, the remuneration committee has determined that these performance measures will be restated on a basis consistent with the EPS and economic profit measures used for the 2010 LTIP awards. This restatement will be undertaken in 2010.

The current targets prior to restatement are:
EPS
	Vesting	Growth in EPS
Threshold	25%	55%
Maximum	100%	81%
ECONOMIC PROFIT
	Vesting	Absolute Improvement in EP
Threshold	25%	100%
Maximum	100%	185%

COMPENSATION	AUDITED INFORMATION

April 2009 Integration award

Synergy Savings: The release of 50 per cent of the shares will be dependent on the achievement of target run-rate synergy savings in 2009 and 2010 as well as the achievement of sustainable synergy savings of at least £1.5 billion by the end of 2011. The award will be broken down into three equally weighted annual tranches. Performance will be assessed at the end of each year against annual performance targets based on a trajectory to meet the 2011 target. The extent to which targets have been achieved will determine the proportion of shares to be banked each year. Any release of shares will be subject to the remuneration committee judging the overall success of the delivery of the integration programme.

Integration Balanced Scorecard: The release of the remaining 50 per cent of the shares will be dependent on the outcome of a Balanced Scorecard of non-financial measures of the success of the integration in each of 2009, 2010 and 2011. The Balanced Scorecard element will be broken down into three equally weighted tranches. The tranches will be crystallised and banked for each year of the performance cycle subject to separate annual performance targets across the four measurement categories of Building the Business, Customer, Risk and People and Organisation Development.

Performance against the first year of the award has been assessed and all targets have been met or exceeded.

Alithos Limited provided information for the testing of the TSR performance conditions for the Company’s long-term incentive schemes. EPS is the Group’s normalised earnings per share as shown in the Group’s report and accounts, subject to such adjustments as the remuneration committee regards as necessary for consistency.

OTHER SHARE PLAN

LLOYDS TSB GROUP EXECUTIVE SHARE PLAN 2003

Mr Tookey was granted an option under this plan to acquire 35,305 ordinary shares in Lloyds Banking Group plc. The option was not subject to any performance condition but would normally have become exercisable only if he remained an employee, and had not given notice of resignation, as at 19 April 2009. As Mr Tookey remained an employee, the option vested on 19 April 2009, and was exercised on 8 May 2009.

In addition, on 26 March 2008 (prior to his appointment as an executive director), Mr Tookey was granted an award under the Lloyds TSB Executive Retention Plan 2006. The award is satisfied in cash only and, subject to continued employment, gives Mr Tookey the right to receive an amount equal to the value of 141,880 Lloyds Banking Group shares on the date of vesting. The award was adjusted on 2 July 2009 as a result of the placing and compensatory open offer. The adjustment was made using a standard HMRC formula, to negate the dilutionary impact of the capital raising event. The award vests as to 50 per cent on 26 March 2011 and 50 per cent on 26 March 2013. Mr Tookey has agreed to reinvest the cash proceeds into Lloyds Banking Group shares. As an executive director, he is no longer eligible to be granted awards under this plan.

None of those who were directors at the end of the year had any other interest in the capital of Lloyds Banking Group plc or its subsidiaries.

The register of directors’ interests, which is open to inspection, contains full particulars of directors’ shareholdings and options to acquire shares in Lloyds Banking Group.

CORPORATE GOVERNANCE

STATEMENT ON US CORPORATE GOVERNANCE STANDARDS

As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds Banking Group’s main listing is on the London Stock Exchange, it follows the principles contained in the combined code on corporate governance issued by the UK Financial Reporting Council. The Group has complied with the provisions of the code and has done so throughout 2009 regarding the provisions where the requirements are of a continuing nature. Key differences are set out below.

The nomination and governance committee sets the corporate governance principles applicable to the Company and conducts an annual evaluation of the performance of the board, its committees and its individual members.

The remuneration and nomination and governance committees comprise the chairman and six and five independent non-executive directors respectively.

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

THE BOARD AND ITS COMMITTEES

At the year end, the board comprised the chairman, five executive directors and seven independent non-executive directors. Sir Winfried Bischoff succeeded Sir Victor Blank as chairman on 15 September 2009. Details of his selection and appointment process are set out on page 125.

The board considers that it is of an appropriate size to oversee the Group’s businesses, with a suitable diversity of backgrounds and mix of experience and expertise to maximise its effectiveness. The composition of the board is kept under continuous review by the chairman, with the support of the nomination and governance committee, to ensure the right balance of skills and experience. All director appointments are subject to detailed due diligence which includes a robust search and selection process overseen by the nomination and governance committee. On 11 February 2010, the Company announced the appointments of Mr Moreno and Mr Roberts which took effect on 1 March 2010. Their details are included in the biographies on pages 101 and 102.

The chairman is responsible for leading the board and ensuring its effectiveness while the group chief executive manages the Group’s business – these are distinct functions.

The chairman is responsible for the clarity and timeliness of information provided to the board and for facilitating the effective contribution of all directors and ensures that directors receive appropriate induction and ongoing training.

The chairman has a key role in the development (jointly with the group chief executive) of the Group’s strategy, as well as oversight of strategy implementation and performance delivery. He ensures that there is a constructive, close working relationship with the group chief executive and the rest of the board.

MEETINGS

Responding to the challenges faced by the Company, the board held 28 meetings during 2009. In addition there was regular contact with directors outside of these meetings. The time commitment demanded of directors, in particular, non-executive directors, was far in excess of that anticipated in the normal course of business. All directors showed themselves to be willing and able to devote the additional time required often at short notice and at unsocial hours.

INDEPENDENCE

All the non-executive directors are considered by the board to be independent both in character and judgement and free of relationships or circumstances which could affect their judgement. Throughout the year at least half of the board comprised independent non-executive directors.

INDUCTION AND TRAINING

All new directors and committee members receive a full and tailored induction. The primary aim of the induction programme is to provide directors with a comprehensive introduction to the Group; its individual businesses; business models; strategy; and risks. This enables directors to make an early, informed and effective contribution to board debates, based on an understanding of the key challenges facing the Group, the Group’s businesses, and the business model. The induction programme is supplemented by ongoing training and development.

The current induction and training programmes are being reviewed and enhanced to ensure that they meet the requirement for a ‘substantive and personalised’ programme as recommended by the Walker review of corporate governance in UK banks and other financial industry entities published in November 2009.

CORPORATE GOVERNANCE

BOARD EVALUATION

In autumn 2009, the board, supported by JCA Group, conducted a rigorous process of evaluating its effectiveness, and the effectiveness of its principal committees. The process included confidential, unattributable, one-on-one interviews with every board member and with UKFI and the Group’s external auditors. The review covered corporate governance, board effectiveness, strategy development, risk management and board and committee organisation, composition, operation and dynamics. In addition, although early in his tenure, the review also considered the performance of the chairman, including the effectiveness of his relationships with the group chief executive and other members of the board. The outcomes of the review were subsequently discussed by the board as a whole.

The review was conducted during a period of significant change for the board with several members leaving and a number of relatively new members.

The board members individually and collectively considered that the board is working as an effective whole. After the significant challenges faced by the Group and the board in 2009, the review highlighted the importance of returning to a more normal operating mode by focusing on delivering the integration, developing the future strategy, and reviewing the operations and risk management for the Group as a whole and within each of the key areas. In addition, the review encouraged continued vigorous debate in the board and committees and emphasised the importance of succession plans for the management team and non-executive directors. An action plan has been developed to ensure that the chief conclusions of the review are addressed in a timely manner. As part of this, it has been agreed that issues of risk, liquidity and funding should receive particularly high attention in 2010.

ELECTION AND RE-ELECTION OF DIRECTORS

All directors are subject to election by shareholders at the first annual general meeting (AGM) following their appointment. Sir Winfried Bischoff, Mr Moreno and Mr Roberts stood for election at the AGM, held on 6 May 2010, and were duly elected.

The Company requires all directors to stand for re-election at intervals of no more than three years. At the 2010 AGM, Dr Berndt, Mr Daniels and Mrs Weir retired. Mr Daniels and Mrs Weir sought re-election by shareholders and were re-elected.

The chairman endorsed the effectiveness and commitment of all directors standing for election or re-election at the AGM, and the senior independent director gave a similar endorsement in respect of the chairman’s election.

COMPANY SECRETARY AND INDEPENDENT ADVICE

The company secretary, Mr Baines, is responsible for advising the board on corporate governance matters and, in conjunction with the chairman, for ensuring good information flows between the board, its committees, non-executive directors and senior executives. All directors have access to his advice and services. Additionally, if required in the furtherance of their duties, non-executive directors (along with any other members of the board’s main committees) are entitled to seek independent, professional advice at the Company’s expense.

RELATIONS WITH SHAREHOLDERS

The investor relations team has primary, day-to-day responsibility for managing communications with institutional shareholders through a combination of briefings to analysts and institutional shareholders (both at the interim and year end results and throughout the year), site visits and individual discussions between institutional shareholders and board members and key senior executives. Regular dialogue with shareholders helps to ensure that the Company’s strategy is understood and that any queries or other issues are addressed in a constructive way. In 2009, there has been extensive and regular engagement with institutional shareholders and UKFI, the body set up to manage the Government’s investments in banks. The board receives weekly reports on market and investor sentiment and opinion which helps it develop a balanced understanding of the views of major shareholders.

The company secretary oversees communications with private shareholders. Shareholders are encouraged to attend and participate in the Group’s AGM.

AUDIT COMMITTEE

The audit committee comprises Mr Scicluna (chairman), Lord Leitch, Mr Roberts, Mr Ryan and Mr Watson. All members of the audit committee are independent. The committee’s terms of reference are available from the company secretary and are displayed on the Group’s website, www.lloydsbankinggroup.com. The board of directors has determined that Mr. Scicluna is an ‘audit committee financial expert’ (as defined in the rules promulgated under the U.S. Securities Exchange Act). Although Mr. Scicluna has been identified as an audit committee financial expert for the purposes of the SEC’s rules, the committee members are selected with a view to the expertise and experience of the committee as a whole, and the committee reports to the board of directors as a single entity. The designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation. Nor does the designation of a person as an audit committee financial expert affect the duties, obligations or liability of any other member of the audit committee or board of directors.

During the year, the audit committee received reports from, and held discussions with, management and the external auditors. In discharging its duties, the committee has approved the auditors’ terms of engagement, including their remuneration and, in discussion with them, has assessed their independence and objectivity (more information about which is given in note 11 to the consolidated financial statements, in relation to the procedure for approving fees for audit and non-audit work) and recommended their re-appointment at the AGM. The committee also reviewed the financial statements published in the name of the board and the quality and acceptability of the related accounting policies, practices and financial reporting disclosures; the scope of the work of the group audit department, reports from that department and the adequacy of its resources; the effectiveness of the systems for internal control, risk management and compliance with financial services legislation and regulations (more information about which is given in the note about internal control on page 127); the results of the external audit and its cost effectiveness; and reports from the external auditors on audit planning and their findings on accounting and internal control systems. Procedures for handling complaints regarding accounting, internal accounting controls or auditing matters and for staff to raise concerns in confidence have been established by the committee. The committee also had a meeting with the auditors, without executives present, and a meeting with the group audit director alone.

CORPORATE GOVERNANCE

CHAIRMAN’S COMMITTEE

The chairman’s committee, comprising the chairman, deputy chairman, senior independent director and the group chief executive, meets to assist the chairman in ensuring the effectiveness and efficiency of board meetings. The committee exercises specific powers delegated to it by the board from time to time.

NOMINATION AND GOVERNANCE COMMITTEE

To ensure that the Group’s governance arrangements take due account of best practice developments, the nomination and governance committee has expanded its terms of reference to expressly include governance issues.

The nomination and governance committee is chaired by Sir Winfried Bischoff. Lord Leitch, Sir Julian Horn-Smith, Mr Moreno, Mr Scicluna and Mr Watson are members. The committee reviews the structure, size and composition of the board; oversees the selection process for prospective directors; makes recommendations to the board on potential appointments and re-appointments of directors at the end of their specified term; and considers board succession. Following expansion of its terms of reference, it also reviews the board’s governance arrangements and oversees the Company’s implementation of governance requirements egunder the Walker Review and Combined Code.

The committee is responsible for overseeing the process for appointments of new non-executive directors and making recommendations to the board. In 2009, two new non-executive director appointments were announced. A further two appointments were announced on 11 February 2010. All appointments are subject to a rigorous search and selection process.

In addition, on 26 July 2009, the appointment of Sir Winfried Bischoff as chairman of Lloyds Banking Group was recommended to, and approved by, the board, following the process set out below.

The committee’s terms of reference are available from the company secretary and are displayed on the Group’s website, www.lloydsbankinggroup.com.

CHAIRMAN’S SUCCESSION

On 18 May 2009, following Sir Victor Blank’s decision to step down from the board, a sub-committee of the nomination committee was established to oversee the chairman’s succession. The committee was chaired by Sir Julian Horn-Smith. Membership was made up entirely of independent non-executive directors, namely Dr Berndt, Mr Green, Sir David Manning and Mr Watson. There was an open invitation to other non-executive directors to attend meetings. Ms McCall was a regular attendee; Mr Ryan and Mr Scicluna also attended a number of meetings. As deputy chairman, Lord Leitch was kept advised of developments and, towards the latter end of the process, was invited to join meetings. The committee was advised by the group human resources director and the head of secretariat. Sir Victor Blank did not participate in any part of the process.

Following a tender process, the committee appointed Jan Hall of JCA Group, as executive search advisor.

The sub-committee met 10 times. Activities included agreeing the role specification and selection criteria; reviewing applicant profiles and agreeing short lists; reviewing shareholder feedback and ultimately recommending the appointment of Sir Winfried Bischoff to the board. In conjunction with the remuneration committee, the committee also proposed the terms and conditions of appointment for the new chairman. Between meetings, there were regular updates on progress.

Short listed candidates were subject to an extensive interview process, initially by panels of committee members along with other directors. Ms McCall and Lord Leitch also participated in the interview process. All executive and non-executive directors were given the opportunity to meet the candidates prior to any decision being made. Detailed referencing and due diligence, both formal and informal, was also carried out. The appointment was subject to, and received, approval from the Financial Services Authority.

The views of institutional shareholders including UKFI were sought prior to any decision being made. Those shareholders consulted confirmed that they were satisfied that the search and selection process had been robust and extensive.

REMUNERATION COMMITTEE

Information about the remuneration committee’s membership and work is given in the directors’ remuneration report on pages 105 and 106. Its terms of reference are available from the company secretary and are displayed on the Group’s website, www.lloydsbankinggroup.com.

RISK OVERSIGHT COMMITTEE

The risk oversight committee comprises Mr Moreno (chairman), Sir Winfried Bischoff, Sir Julian Horn-Smith, Mr Roberts, Mr Ryan and Mr Scicluna. There is a standing invitation for all other non-executive directors to attend meetings of the committee. The risk oversight committee’s duties include overseeing the development, implementation and maintenance of the Group’s overall risk management framework, and its risk appetite, strategy, principles and policies, to ensure they are in line with emerging regulatory, corporate governance and industry best practice. The committee also oversees the Group’s risk exposures; facilitates the involvement of non-executive directors in risk issues and aids their understanding of these issues; oversees adherence to Group risk policies and standards and considers any material amendments to them; and reviews the work of the group risk function.

GROUP EXECUTIVE COMMITTEE

The group executive committee, comprising the group chief executive, all the group executive directors (as shown on page 102), together with the chief risk officer, the group human resources director and the director of group operations, meets to assist the group chief executive in performing his duties. Specifically, the committee considers the development and implementation of strategy, operational plans, policies and budgets; the monitoring of operating and financial performance; the assessment and control of risk; the prioritisation and allocation of resources; and the monitoring of competitive forces in each area of operation. The committee, assisted by its sub-committees, the group business risk and group asset and liability committees, also supports the group chief executive in endeavouring to ensure the development, implementation and effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, and in reviewing the Group’s aggregate risk exposures and concentrations of risk.

CORPORATE GOVERNANCE

ATTENDANCE AT MEETINGS

The attendance of directors at board meetings and at meetings of the audit, nomination and governance, remuneration and risk oversight committees during 2009 was as follows:

							Nomination and governance committee

	Board meetings				Audit				Remuneration		Risk oversight
	Regular	Ad hoc	Total		committee				committee		committee

Number of meetings during the year	9	19	28		8		2		13		4
Current directors who served during 2009
Dr W C G Berndt	9	15	24				2		13
Sir Winfried Bischoff [1]	3	7	10	(max 10)					3	(max 3)	1	(max 1)
J E Daniels	9	19	28
Sir Julian Horn-Smith	8	17	25				2		8		3
A G Kane	9	19	28
Lord Leitch[2]	8	19	27		7		2		4	(max 5)	4
T T Ryan[3]	7	14	21	(max 22)	5	(max 5)					3	(max 3)
M A Scicluna	9	18	27		8						4
G T Tate	8	18	26
T J W Tookey	9	19	28
											2	(max 2)
A Watson[4]	7	11	18	(max 20)	3	(max 3)

H A Weir	9	19	28

Former directors who served during 2009
Sir Victor Blank[5]	6	11	17	(max 18)					10	(max 10)	3	(max 3)
E Brown[6]	4	6	10	(max 12)	4	(max 5)					2	(max 2)
J P du Plessis[7]	2	6	8	(max 9)	3	(max 4)	1	(max 1)			1	(max 2)
P N Green[8]	7	10	17	(max 22)	6	(max 7)	1	(max 2)	7	(max 11)
Sir David Manning[9]	7	15	22	(max 26)			1	(max 1)	12	(max 12)	4
C J McCall[10]	9	11	20						7	(max 12)

[1]	Appointed to the board, nomination and governance, remuneration and risk oversight committees on 15 September 2009.

[2]	Appointed to the remuneration committee on 4 August 2009.

[3]	Appointed to the board, audit and risk oversight committees on 1 March 2009.

[4]	Appointed to the board on 2 April 2009. Appointed to the audit and risk oversight committees on 6 May 2009.

[5]	Left the board on 15 September 2009.

[6]	Left the board on 5 June 2009.

[7]	Left the board on 17 April 2009.

[8]	Left the board on 23 October 2009.

[9]	Left the board on 2 November 2009.

[10]	Appointed to the remuneration committee on 23 January 2009. Left the board on 31 December 2009.

CORPORATE GOVERNANCE

COMPLIANCE WITH THE BRITISH BANKERS’ ASSOCIATION DRAFT CODE FOR FINANCIAL REPORTING DISCLOSURE

In October 2009, the British Bankers’ Association published a draft Code for Financial Reporting Disclosure (the Disclosure Code). The draft Disclosure Code sets out five disclosure principles together with supporting guidance. The principles are that UK banks: commit to providing high quality, meaningful and decision-useful disclosures; commit to ongoing review of, and enhancement to, their financial instrument disclosures for key areas of interest; will assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; will seek to enhance the comparability of financial statement disclosures across the UK banking sector; and will clearly differentiate in their annual reports between information that is audited and information that is unaudited.

The Group and other major UK banks have voluntarily adopted the draft Disclosure Code in their 2009 financial statements. The Group’s 2009 financial statements have therefore been prepared in compliance with the draft Disclosure Code’s principles.

INTERNAL CONTROL

The board of directors is responsible for the establishment and review of Lloyds Banking Group’s system of internal control, which is designed to ensure effective and efficient operations, quality of internal and external reporting, internal control, and compliance with laws and regulations. It should be noted, however, that such a system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. In establishing and reviewing the system of internal control, the directors have regard to the nature and extent of relevant risks, the likelihood of a loss being incurred and the costs of control. It follows, therefore, that the system of internal control can only provide reasonable but not absolute assurance against the risk of material loss.

The directors and senior management are committed to maintaining a control-conscious culture across all areas of operation. This is communicated to all employees by way of published policies and procedures and regular management briefings. A requirement to comply with internal control risk policies is a key component of individual staff objectives expressed in the balanced scorecard. Key business risks are identified, and these are controlled by means of procedures such as physical controls, credit, trading and other authorisation limits and segregation of duties. In addition, there is an annual control self assessment exercise whereby the key businesses and head office functions review specific controls and attest to the accuracy of their assessments. The assessment covers all enterprise-wide risk management categories and is in accordance with the principles of the Combined Code. As in previous years, this exercise was completed for the year ended 31 December 2009. All returns have been satisfactorily completed and appropriately certified.

The effectiveness of the internal control system is reviewed regularly by the board and the audit committee, which also receives reports of reviews undertaken around Lloyds Banking Group by group risk and group audit. The audit committee receives reports from the Company’s auditors, PricewaterhouseCoopers LLP (which include details of significant internal control matters that they have identified), and has a discussion with the auditors at least once a year without executives present, to ensure that there are no unresolved issues of concern.

DISCLOSURE CONTROLS AND PROCEDURES

As of 31 December 2009, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the group chief executive and the group finance director, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the group chief executive and group finance director concluded that the Company’s disclosure controls and procedures, as at 31 December 2009, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Lloyds Banking Group was formed on 16 January 2009 following the acquisition of HBOS plc in a purchase business combination. Management has performed an evaluation of changes in the Lloyds Banking Group’s internal control over financial reporting. This evaluation has not included an assessment of internal control over financial reporting relating to the HBOS businesses, except for controls over certain assets where the progress of integration with heritage Lloyds TSB assets has made it possible for these to be included.

Based on this evaluation, management has concluded that there has been no change in the Lloyds Banking Group’s internal control over financial reporting that occurred during the year ended 31 December 2009 that has materially affected, or is reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.

As part of the Group’s integration project a separate work stream has been created to assess the effectiveness of financial reporting controls. This workstream is a critical element of the overall integration programme, is sufficiently resourced and is on target to achieve required milestones. A complete assessment of the internal controls over financial reporting for Lloyds Banking Group, including HBOS, will be included in management’s assessment as of 31 December 2010.

CORPORATE GOVERNANCE

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

The management of Lloyds Banking Group plc assessed the effectiveness of the Company’s internal control over financial reporting as at 31 December 2009 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in its report ‘Internal Control – Integrated Framework’.

Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting does not include internal controls relating to the HBOS plc business which was acquired in a purchase business combination on 16 January 2009, except for controls over certain assets where the progress of integration with heritage Lloyds TSB assets has made it possible for these to be included. The HBOS plc business has been included in the consolidated financial statements of Lloyds Banking Group plc for the year ended 31 December 2009. The businesses which have not been included in management’s assessment represented approximately 49 per cent of the Group’s total income and 56 per cent of the Group’s total assets for the year ended 31 December 2009.

Based on this assessment, management concluded that, as at 31 December 2009, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an audit report on the Company’s internal control over financial reporting as of 31 December 2009. This report appears on page F-2.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

At 30 April 2010, notification had been received that The Solicitor for the Affairs of Her Majesty’s Treasury had a direct interest of 41.26 per cent (27,608,563,642 ordinary shares) in the Company’s issued share capital with rights to vote in all circumstances at general meetings. No other notification has been received that anyone has an interest of 3 per cent or more in the Company’s issued ordinary share capital. Further information on The Solicitor for the Affairs of Her Majesty’s Treasury’s shareholding in the Company is provided in Information about the Lloyds Banking Group’s relationship with the UK Government and Business – History and development of Lloyds Banking Group.

All shareholders within a class of the Company’s shares have the same voting rights.

RELATED PARTY TRANSACTIONS

The Group, as at 31 December 2009, had related party transactions with 14 key management personnel. See note 47 to the consolidated financial statements. In addition, material contracts with HM Treasury are described in the Information about the Lloyds Banking Group’s relationship with the UK Government section below.

Except as described in Business – Material contracts and below under Information about the Lloyds Banking Group’s relationship with the UK Government, there are no transactions to which the Group is a party involving the UK Government or any body controlled by the UK Government which are material to the Group or, to the Group’s knowledge, to the UK Government or any UK Government controlled body, that were not made in the ordinary course of business, or that are unusual in their nature or conditions. However, considering the nature and scope of the bodies controlled by the UK Government, it may be difficult for the Group to know whether a transaction is material for such a body.

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

2008 PLACING AND OPEN OFFER AGREEMENT AND PREFERENCE SHARE SUBSCRIPTION AGREEMENT

Pursuant to a placing and open offer agreement with effect from 13 October 2008 entered into between the Company, HM Treasury and the joint sponsors and joint bookrunners named therein (the 2008 Placing and Open Offer Agreement), (i) the Company agreed to invite qualifying shareholders to apply to acquire open offer shares at an issue price of 173.3 pence per ordinary share by way of an open offer; (ii) the joint sponsors and joint bookrunners agreed to use reasonable endeavours to procure placees to acquire open offer shares at not less than the issue price on the basis that the open offer shares placed were subject to clawback to the extent they were taken up by qualifying shareholders in the open offer; and (iii) HM Treasury agreed that, to the extent not placed or taken up under the open offer, HM Treasury would acquire the open offer shares at the issue price. The 2008 placing and open offer comprised a placing and open offer of 2,596,653,203 shares at the issue price. The 2008 placing and open offer was successfully completed in accordance with its terms; however, the Company gave certain customary representations and warranties and indemnities to each of HM Treasury, the joint sponsors and joint bookrunners under the 2008 Placing and Open Offer Agreement that are unlimited as to time and amount.

The Company and HM Treasury also entered into a preference share subscription agreement, with effect from 13 October 2008, pursuant to which HM Treasury agreed to acquire, and the Company agreed to allot and issue, 1,000,000 new preference shares to HM Treasury for a total consideration of £1,000 million (before costs and expenses).

HBOS also entered into a placing and open offer agreement with effect from 13 October 2008 with HM Treasury and the joint sponsors and joint bookrunners named therein, on similar terms and for similar purposes as the Company’s 2008 Placing and Open Offer Agreement and corresponding placing and open offer. A total of 7,482,394,366 HBOS open offer shares were offered at the issue price of 113.6 pence per share. In addition, HBOS entered into a preference share subscription agreement with HM Treasury with effect from 13 October 2008, pursuant to which HM Treasury agreed to acquire, and HBOS agreed to allot to HM Treasury, new HBOS preference shares for a total consideration of £3,000 million (before costs and expenses).

Pursuant to the placing and open offer, which was completed in January 2009 (and the concomitant placing and open offer by HBOS) and the acquisition of HBOS by the Company completed on 16 January 2009, the UK Government acquired 43.38 per cent of the Company’s issued ordinary share capital. In addition, £3,000 million non-cumulative 12 per cent fixed to floating rate preference shares were issued by the Company to HM Treasury on 16 January 2009 in exchange for the £3,000 million preference shares which had been issued by HBOS plc to HM Treasury on 15 January 2009 (as referred to above).

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

2009 PLACING AND OPEN OFFER AGREEMENT

In June 2009 the Company issued approximately 10,408 million new ordinary shares as part of a placing and compensatory open offer. HM Treasury subscribed for approximately 4,521 million of these new ordinary shares at a price of 38.43 pence per share. As placees were procured for all the new ordinary shares for which valid acceptances were not received under the placing and compensatory open offer, HM Treasury’s shareholding remained at 43.4 per cent. The Company used the proceeds from this placing and compensatory open offer to redeem the £4,000 million preference shares issued by the Company to HM Treasury, described above, at 101 per cent of their issue price (in accordance with the terms agreed with HM Treasury) together with accrued dividends thereon.

In connection with the placing and compensatory open offer, a Placing and Open Offer Agreement dated 7 March 2009 (the 2009 Open Offer Agreement) was entered into between the Company and HM Treasury (as amended and restated on 20 March 2009 between the Company, HM Treasury, Citigroup Global Markets U.K. Equity Limited, J.P. Morgan Cazenove Limited and UBS Limited and further amended and restated between the same parties on 18 May 2009), pursuant to which (i) the Company agreed to invite qualifying shareholders to apply to subscribe for the new ordinary shares described above at an issue price of 38.43 pence per share by way of a compensatory open offer, (ii) the joint sponsors and joint bookrunners were appointed and agreed to use reasonable endeavours to procure placees to subscribe for the open offer shares not taken up under the compensatory open offer, and (iii) HM Treasury agreed that, to the extent not placed or taken up under the compensatory open offer and subject to the terms and conditions set out in the Open Offer Agreement, HM Treasury would subscribe for such open offer shares itself at the issue price.

In consideration of the provision of its services under the 2009 Open Offer Agreement, the Company agreed to pay to HM Treasury (i) a commission of 0.5 per cent of the aggregate value of the open offer shares at the issue price per open offer share payable on the earlier of admission to the Official List and to trading on the London Stock Exchange’s main market and the second business day after the day on which the 2009 Open Offer Agreement is terminated, and (ii) a further commission of 1 per cent of the aggregate value of the open offer shares subscribed for by HM Treasury (or its nominee) or by placees (including, for the avoidance of doubt, HM Treasury) at the issue price per open offer share payable on such date.

The Company also agreed to pay to each of HM Treasury, the joint sponsors and joint bookrunners all legal and other costs and expenses (properly incurred in the case of the joint bookrunners), and those of HM Treasury’s financial advisers incurred in connection with the placing and compensatory open offer, the redemption of the preference shares or any arrangements referred to in the 2009 Open Offer Agreement.

The Company also agreed to bear all costs and expenses relating to the placing and compensatory open offer and the preference share redemption, including (but not limited to) the fees and expenses of its professional advisers, the cost of preparation, advertising, printing and distribution of the prospectus document and all other documents connected with the placing and compensatory open offer and the preference share redemption, the listing fees of the FSA, any charges by CREST and the fees of the London Stock Exchange and Euronext. The costs and commissions incurred by the joint bookrunners in connection with the rump placing were deducted from the aggregate proceeds of the rump placing.

The Company gave certain representations and warranties and indemnities to each of HM Treasury, the joint sponsors and joint bookrunners under the 2009 Open Offer Agreement. The Company’s liabilities thereunder are unlimited as to time and amount. HM Treasury is entitled to novate its rights under the agreement to any entity that is wholly-owned, directly or indirectly, by HM Treasury.

REGISTRATION RIGHTS AGREEMENT

Pursuant to its obligations to HM Treasury under the open offer agreement entered into by the Company with effect from 13 October 2008, the Company entered into a Registration Rights Agreement with HM Treasury on 12 January 2009, granting customary demand and ‘piggyback’ registration rights in the United States under the United States Securities Act of 1933, as amended to HM Treasury with respect to any ordinary shares of the Group held by HM Treasury (Registrable Securities). Pursuant to the Registration Rights Agreement, HM Treasury is permitted to transfer its registration rights to any of its wholly-owned, directly or indirectly, entities, as well as to any third party to whom it transfers not less than US$500 million in Registrable Securities. In connection with any registered offering of ordinary shares by the Group under the Securities Act, any holders of Registrable Securities will have the right to participate in the offering, pursuant to customary ‘piggyback’ registration rights, to the extent that such participation would not prevent successful completion of the offering. In addition, all holders of Registrable Securities have ‘piggyback’ registration rights, on a pro rata basis, in any demand registration made by another holder pursuant to the Registration Rights Agreement.

The Registration Rights Agreement was amended with effect from 11 June 2009 to include as Registrable Securities (as defined in the Registration Rights Agreement) any new shares subscribed for under the 2009 Open Offer Agreement, any B shares and other securities in the Company called by HM Treasury to be issued by any person from time to time and securities issued by HM Treasury from time to time which are exchangeable for, convertible into, give rights over or are referable to any such securities.

RESALE RIGHTS AGREEMENT

Pursuant to its obligations to HM Treasury under the 2009 Open Offer Agreement, the Company entered into a Resale Rights Agreement with HM Treasury with effect from 11 June 2009, in which it agreed to provide its assistance to HM Treasury in connection with any proposed sale by HM Treasury of ordinary shares, B shares and other securities held by HM Treasury in the Company from time to time, by HM Treasury and of any securities of any description caused by HM Treasury to be issued by any person from time to time and which are exchangeable for, convertible into, give rights over or are referable to such ordinary shares or other securities issued by the Group, to be sold in such jurisdictions (other than the United States) and in such manner as HM Treasury may determine. Such assistance may include, the provision by the Company of assistance with due diligence and the preparation of marketing and such other documentation (including any offering memorandum, whether or not a prospectus) as HM Treasury may reasonably request.

GOVERNMENT ASSET PROTECTION SCHEME

The Company entered into a Pre-Accession Commitments Deed dated 7 March 2009 and a Lending Commitments Deed dated 6 March 2009 with HM Treasury, both relating to the Company’s proposed participation in the Government Asset Protection Scheme (GAPS). As further detailed below, the Company subsequently withdrew from its proposed participation in GAPS.

LENDING COMMITMENTS DEED

On 6 March 2009, the Company entered into a ‘deed poll’ in favour of certain UK Government departments under which it undertook to support lending to creditworthy borrowers in the UK in a commercial manner with effect from 1 March 2009. This lending commitment was a pre-requisite to the Group’s proposed participation in the GAPS, the objective of which was to reinforce the stability of the UK financial system and support the recovery of the UK economy. A condition to the Group’s proposed participation in the GAPS was the commitment by the Company to increase net

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

lending by approximately £14,000 million in the twelve months commencing 1 March 2009 to support UK businesses (approximately £11,000 million) and homeowners (approximately £3,000 million), and to maintain in the twelve months commencing 1 March 2010 similar levels of lending as in the twelve months commencing 1 March 2009, subject to adjustment of the lending commitments by agreement with HM Treasury and the Department for Business, Enterprise and Regulatory Reform to reflect circumstances at the start of the twelve month period commencing 1 March 2010.

Under the GAPS Withdrawal Deed (detailed below), the Company has agreed to reaffirm the lending commitments which were originally given in the Lending Commitments Deed. On 23 March 2010, the Company entered into a deed poll in favour of the UK Government departments confirming its lending commitments for the 12 month period commencing 1 March 2010. The Company agreed subject to, amongst other things, sufficient customer demand, to provide gross new lending to UK businesses of £44,000 million and to adjust the undertakings given in connection with lending to homeowners for the 12 month period. This additional lending in 2009 and 2010 is expressed to be subject to the Group’s prevailing commercial terms and conditions (including pricing and risk assessment) and, in relation to mortgage lending, the Group’s standard credit and other acceptance criteria.

HM TREASURY PRE-ACCESSION DEED

On 7 March 2009, the Company entered into a deed poll in favour of HM Treasury, pursuant to which the Company gave a series of undertakings in relation to the provision of information and the management of the proposed assets, commitments and exposures proposed to be included in the GAPS (the Proposed Assets) in the period to the Group’s proposed accession to the GAPS.

The Company’s obligations under the Pre-Accession Deed referred to above (other than its commitment to inform the UK Government of certain deleveraging activities) were terminated pursuant to the GAPS Withdrawal Deed.

2009 RIGHTS ISSUE

In connection with the rights issue announced in November 2009, the Company issued approximately 36,505 million new ordinary shares in respect of a rights issue as part of an alternative to the Group’s proposed participation in GAPS (together with a liability management exercise). The Company entered into an Undertaking to Subscribe agreement with HM Treasury whereby HM Treasury undertook, amongst other things, to take up its rights to subscribe for all of the new shares to which it was entitled under the rights issue. HM Treasury subscribed for approximately 15,854 million new shares at a price of 37 pence per share. As subscribers were procured for all the new ordinary shares for which valid acceptances were not received under the rights issue, HM Treasury’s shareholding again remained at 43.4 per cent.

GAPS WITHDRAWAL DEED

Pursuant to the successful rights issue, the Company withdrew from its proposed participation in GAPS and on 3 November 2009, the Company entered into a GAPS Withdrawal Deed with HM Treasury (the GAPS Withdrawal Deed) pursuant to which, among other matters, the Company agreed to pay HM Treasury an amount of £2,500 million in recognition of the benefits to the Group’s trading operations arising as a result of HM Treasury proposing to make GAPS available to the Group.

The GAPS Withdrawal Deed contained certain undertakings given by the Group to HM Treasury in connection with the state aid approval obtained from the European Commission and its withdrawal from GAPS. In particular, the Group is required to do all acts and things necessary to ensure the UK Government’s compliance with its obligations under the European Commission decision approving state aid to the Group. This undertaking includes an obligation: (i) to comply with the restructuring measures that the Group has agreed to undertake; (ii) to comply with the terms of the restructuring plan accepted by the European Commission in connection with the approval of state aid to the Group; and (iii) to provide certain information to HM Treasury and do such acts as are necessary to enable compliance with the state aid approval to be monitored. The GAPS Withdrawal Deed also provides for the Group’s restructuring obligations to be modified in certain limited circumstances (without prejudice to any challenge to such modifications). However, HM Treasury has undertaken that it will not, without the consent of the Company, agree modifications to the Group’s undertakings with respect to state aid which are significantly more onerous to the Company than those granted in order to obtain the state aid approval.

If the European Commission adopts a decision that the United Kingdom must recover any state aid, the Group has undertaken to repay all such state aid (subject to the Group’s right to challenge any such decision in the European courts).

The GAPS Withdrawal Deed includes a number of other commitments given by the Company to HM Treasury. The Company has, among other things, acknowledged its commitment to the principle that, from 2010, it should be at the leading edge of implementing the G20 principles, the FSA Code on remuneration and any remuneration provisions accepted by the Government from the Walker Review, provided that this principle shall always be applied in such a way as to allow the Company to operate on a level playing field with its competitors. In addition, the Group has agreed with HM Treasury the specific deferral and clawback terms which will apply to any bonuses in respect of the 2009 performance year.

STATE AID

As part of the European Commission’s decision approving state aid to the Group, Lloyds Banking Group was required to work with HM Treasury to submit a restructuring plan to the European Commission in the context of a state aid review. The plan was required to contain measures to limit any competition distortions resulting from the state aid received by Lloyds Banking Group. The College of Commissioners announced its formal approval of Lloyds Banking Group’s restructuring plan on 18 November 2009.

The restructuring plan consists of the following principal elements: (i) the disposal of a retail banking business with at least 600 branches, a 4.6 per cent share of the personal current accounts market in the UK and approximately 19 per cent of Lloyds Banking Group’s mortgage assets; (ii) an asset reduction programme to achieve a £181 billion reduction in a specified pool of assets by 31 December 2014; and (iii) behavioural commitments, including commitments not to make certain acquisitions for approximately three to four years and not to make discretionary payments of coupons or to exercise voluntary call options on hybrid securities from 31 January 2010 until 31 January 2012, which will prevent Lloyds Banking Group from paying dividends on its ordinary shares for the same duration.

The business referred to in (i) above will need to be disposed of within four years and consists of the TSB brand, the branches, savings accounts and branch-based mortgages of Cheltenham & Gloucester, the branches and branch-based customers of Lloyds TSB Scotland and a related banking licence, additional Lloyds TSB branches in England and Wales, with branch-based customers, and Intelligent Finance. Lloyds Banking Group is unable at this time to identify with any precision the assets and liabilities that will be divested, and associated income and expenses, until nearer the date of a sale.

HMT UNDERTAKING TO SUBSCRIBE

Under the HMT Undertaking to Subscribe, HM Treasury irrevocably undertook to procure that the Solicitor for the Affairs of Her Majesty’s Treasury (as nominee for HM Treasury) (i) would vote in favour of all of the resolutions set out in the notice convening the general meeting of the Company held on 26 November 2009 in accordance with the recommendation of the board (except for resolution 4, as set out in the notice of general meeting) and (ii) would take up its rights to subscribe for all of the new shares to which it is entitled under the rights issue.

The Company agreed to pay to HM Treasury the HMT Commitment Commission, being a commission of up to £143.7 million, in consideration, amongst other things, for the undertakings given by HM Treasury in the HMT Undertaking to Subscribe.

COST REIMBURSEMENT DEED

Under the cost reimbursement deed dated 2 November 2009, the Group agreed to pay for the UK Government’s set-up costs relating to the proposed participation of the Group in GAPS (including all costs of the UK Government relating to the proposed participation of the Group in, and its withdrawal from, GAPS) and the UK Government’s costs associated with the European Commission’s approval of state aid to the Group.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

CREDIT GUARANTEE SCHEME

HM Treasury launched the Credit Guarantee Scheme in October 2008 as part of a range of measures announced by the UK Government intended to ease the turbulence in the UK banking system. It charged a commercial fee for the guarantee of new short and medium term debt issuance. The fee payable to HM Treasury on guaranteed issues was based on a per annum rate of 50 basis points plus the median five-year Credit Default Swap spread. The drawdown window for the Credit Guarantee Scheme closed for new issuance at the end of February 2010. At 31 December 2009, the Group had £49,070 million of debt in issue under the Credit Guarantee Scheme. During the year, fees of £498 million were paid to HM Treasury in respect of guaranteed funding were included in the Group’s income statement.

GOVERNMENT SHAREHOLDING

The Government’s shareholding in the Company is currently held by the Solicitor for the Affairs of HM Treasury as nominee for HM Treasury and managed by UKFI (a company wholly owned by HM Treasury) on behalf of HM Treasury. No formal relationship agreement has been concluded between the Group and the UK Government and no specific measures are in place to ensure that control is not abused by HM Treasury. However, the relationship falls within the scope of the revised framework document between HM Treasury and UKFI published on 13 July 2009. The framework document states that UKFI will manage the UK financial institutions in which HM Treasury holds an interest ‘on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined therein) (including with respect to individual lending or remuneration decisions)’. This document also makes it clear that such UK financial institutions will continue to be separate economic units with independent powers of decision and ‘will continue to have their own independent boards and management teams, determining their own strategies and commercial policies (including business plans and budgets)’.

These goals are consistent with the stated public policy aims of the UK Government, as articulated in a variety of public announcements (as at 10 May 2010). In the publication ‘An Introduction: Who We Are, What We Do and the Framework Document Which Governs the Relationship Between UKFI and HM Treasury’, it is stated that UKFI is to ‘develop and execute an investment strategy for disposing of the investments in the banks in an orderly and active way through sale, redemption, buy-back or other means within the context of an overarching objective of protecting and creating value for the taxpayer as shareholder, paying due regard to the maintenance of financial stability and to acting in a way that promotes competition’. UKFI has also stated that it intends to ‘engage robustly with banks’ boards and management, holding both strategy and financial performance to account, and taking a strong interest in getting the incentives structures right on the board and beyond – accounting properly for risk and avoiding inefficient rewards for failure’.

The Group, in common with other financial institutions, is also working closely with a number of Government departments and agencies on various industry-wide initiatives that are intended to support the Government’s objective of greater stability in the wider financial system. These initiatives currently include the potential extension of the Bank of England’s discount window facility whereby banks and building societies can exchange eligible securities and, potentially, other asset classes for HM Treasury bills.

The Group also engages in numerous transactions on arm’s length commercial terms in the ordinary course of its business with the Government and its various departments and agencies, as well as with other companies in which the Government has invested. This includes financings, lendings, banking, asset management and other transactions with UK financial institutions in which the Government has invested. During 2008 and 2009, the Group has made use of these measures in order to maintain and improve a stable funding position.

REGULATION

OVERVIEW OF UK REGULATION

The cornerstone of the regulatory regime in the UK is the Financial Services and Markets Act 2000 (FSMA) which came into force on 1 December 2001 The FSA has responsibility under the FSMA for the regulation and oversight of a wide range of financial services activities in the UK. The FSA is responsible for the authorisation and supervision of institutions that perform regulated activities as defined in the FSMA. As part of its authorisation process, the FSA reviews applicants to ensure that they satisfy the necessary criteria, including suitability, competence and financial soundness, to engage in regulated activity.

These responsibilities include the regulation of mortgage lending, sales and administration (October 2004) and general insurance sales and administration (January 2005). More recently, on 1 November 2009, responsibility for the regulation of banking conduct of business and for payment services, under the Payment Services Regulations 2009, transferred to the FSA.

The Financial Services Act 2010 (FS Act) received Royal Assent on 8 April 2010. The FS Act establishes a new consumer financial education body, amends the FSMA to provide the FSA with a new financial stability statutory objective, gives the FSA powers to make rules on remuneration arrangements, short selling, living wills, consumer redress schemes, and extends its enforcement powers. The FSA is currently consulting on implementing certain powers in the FS Act.

Significant changes to the UK regulatory regime are likely following the UK general election on 6 May 2010.

As at 31 December 2009 there were approximately 50 UK authorised institutions across the Group. These are regulated by the FSA on both an individual and a consolidated basis.

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

The FSA carries out its supervision of UK financial institutions through the collection of information from a series of prudential returns covering sterling and non-sterling operations, on-site reviews (through its ARROW reviews and through industry-wide thematic reviews), desk-based reviews, meetings with senior management and reports obtained from skilled persons. For major retail groups such as the Group, a dedicated relationship team coordinates much of this activity via its ‘Close and Continuous’ supervision regime.

Regular prudential reports required by the FSA include operating statements and returns covering (amongst other things) capital adequacy, liquidity, large single exposures and large exposures to related borrowers. Capital adequacy returns are submitted on a periodic basis for all the authorised institutions within the Group. Regular non-prudential reports required by the FSA include complaints data, daily transaction reporting returns and product sales data. The FSA reporting rules were revised through the introduction of the Integrated Regulatory Reporting Programme, which came into effect in 2008.

The FSA Handbook sets out rules and guidance across a range of issues with which financial institutions are required to comply. These include, amongst other things:

•	Principles for Businesses – 11 high level principles to which financial institutions are required to adhere.

•	Authorisation requirements and threshold conditions – these are standards that need to be met in order to be authorised and continue to be met on an ongoing basis.

•	Prudential rules – these relate to capital adequacy and liquidity.

•	Systems and controls requirements that are appropriate to the volume and complexity of activity undertaken.

•

Conduct of Business rules that set out the requirements for aspects such as advising and selling, product disclosure, financial promotions (including compliance with the requirement that such promotions should be clear, fair and not misleading), responsible lending and default.

•	Reporting Requirements – these set out periodic reporting requirements and event driven notifications that must be submitted to the FSA.

•	Training and Competence rules – these are standards that apply to firms providing advice, amongst other services, to retail customers.

•	Code of Market Conduct – this provides further rules and guidance on the market abuse offences set out in the FSMA.

A key theme running through most of the FSA’s rules and regulations is the concept of Treating Customers Fairly (TCF), contained in Principle 6 of the FSA’s Principles for Businesses. From 31 December 2008, the FSA expects all firms to be able to demonstrate that full TCF compliance has been embedded within their business activities, operations and culture. As mentioned above, the FS Act amends the FSMA to provide the FSA with an added regulatory objective of “financial stability”, defined as “contributing to the protection and enhancement of the stability of the UK financial system”. In considering this objective, the FSA must have regard to the economic and fiscal consequences for the UK of instability of the UK financial system, the effects on the growth of the UK economy of any regulatory action taken to meet the financial stability objective and the impact on the stability of the UK financial system of events or circumstances outside the UK.

At this stage it is unclear how the addition of the financial stability objective will affect the operation of the FSA’s policy and supervisory functions. It is clear that it could have significant ramifications for the FSA’s approach to the regulation of systemic organisations, particularly as regards the setting of capital and liquidity requirements, and potentially may affect the willingness of the FSA to allow organisations to grow by acquisition where growth could have systemic implications.

The FS Act also gives the FSA a new financial stability information gathering power which applies to authorised and unauthorised persons and is aimed at assisting the FSA in identifying threats to financial stability. In its consultation paper, the FSA proposes that, when deciding whether to impose a financial stability information requirement, factors it will take into account include: (i) the nature and extent of the risks to financial stability; (ii) whether the information is readily available from another source; and (iii) whether the information may assist the FSA in fulfilling its functions.

OTHER BODIES IMPACTING THE REGULATORY REGIME

THE BANK OF ENGLAND AND HM TREASURY

The agreed framework for co-operation in the field of financial stability in the financial markets is set out in detail in the Memorandum of Understanding published jointly by HM Treasury, the FSA and the Bank of England at the end of October 1997 and updated in March 2006. The Bank of England has specific responsibilities in relation to financial stability, including: (i) ensuring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems at home and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role and the deputy governor’s membership of the FSA’s Board. HM Treasury, the FSA and the Bank of England (collectively the tri-partite) work together to achieve stability in the financial markets.

UK GOVERNMENT

The UK Government is responsible for the overall structure of financial regulation and the legislation which governs it. It has no operational responsibility for the activities of the FSA or the Bank of England. However, there are a variety of circumstances where the FSA and the Bank of England will need to alert HM Treasury (the representative of the UK Government) about possible problems, for example, where there may be a need for a support operation or a problem arises which could cause wider economic disruption.

In light of the current crisis in financial markets, the Banking Act 2009 secured Royal Assent in February 2009 and certain provisions, including those relating to the Special Resolution Regime (SRR), bank insolvency and bank administration, came into force at that time. The Banking Act provides the FSA, Bank of England and HM Treasury with tools for dealing with failing institutions as part of the SRR. These powers enable the Authorities to deal

REGULATION

with and stabilise UK-incorporated institutions with permission to accept deposits pursuant to Part IV of the FSMA (each a relevant entity) that are failing or are likely to fail to satisfy the threshold conditions (within the meaning of section 41 of the FSMA).

The SRR consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly-owned by the Bank of England; and (iii) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met.

If a parent undertaking is taken into temporary public ownership, HM Treasury may take various actions in relation to any securities issued by it without the consent of the holders thereof (Investors), including (among other things):

•	transferring securities free from any restrictions on transfer and free from any trust, liability or encumbrance;

•	delisting the securities;

•	converting securities into another form or class; or

•	prescribing that the transfer of shares takes place free from any trust.

Accordingly, the taking of any such actions could adversely affect the rights of Investors, the price or value of their investment, and the ability of such parent undertaking to satisfy its obligations under the issued securities or the related contracts.

Where the stabilisation powers are exercised, HM Treasury must make statutory provision for a scheme or other arrangements for determining the compensation, if any, due to those affected by an exercise of the powers. However, there can be no assurance that Investors would thereby recover compensation promptly and equal to any loss actually incurred.

UK FINANCIAL OMBUDSMAN SERVICE (FOS)

The FOS was established on 1 December 2001 pursuant to the FSMA to provide customers with a free and independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The FOS resolves disputes that cover most financial products and services provided in (or from) the UK, from insurance and pension plans to bank accounts and investments, for eligible complainants, private individuals and small businesses, charities or trusts. The jurisdiction of FOS was extended in 2007 to include firms conducting activities under the Consumer Credit Act. Although the FOS takes account of relevant regulation and legislation, its guiding principle is to resolve cases on the basis of what is fair and reasonable; in this regard, the FOS is not bound by law or even its own precedent. The decisions made by the FOS are binding on firms.

LENDING STANDARDS BOARD

The Lending Standards Board (formerly the Banking Code Standards Board) is responsible for monitoring and enforcing compliance with a new Lending Code introduced on 1 November 2009 which relates to lending to private customers and small businesses.

UK OFFICE OF FAIR TRADING (OFT)

The OFT is the UK’s consumer and competition authority. Its regulatory and enforcement powers impact the banking sector in a number of ways. For further details see note 52 to the consolidated financial statements and Risk factors – Legal and regulatory risks.

UK INFORMATION COMMISSIONER’S OFFICE

This office is responsible for overseeing implementation of the Data Protection Act 1998. This Act regulates, among other things, the retention and use of data relating to individual customers.

The Freedom of Information Act 2000 (the FOIA) sets out a scheme under which any person can obtain information held by, or on behalf of, a ‘public authority’ without needing to justify the request. A public authority will not be required to disclose information if certain exemptions set out in the FOIA apply.

EU REGULATION

The UK has implemented all of the directives introduced under the Financial Services Action Plan which was intended to create a single market for financial services across the EU. However, these directives are regularly reviewed at EU level and could be subject to change. The Group will continue to monitor the progress of these initiatives, provide specialist input on their drafting and assess the likely impact on its business.

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

Financial institutions, such as those in the Group, are primarily regulated in their home state by a local regulator but the EU directives prescribe criteria for the authorisation of such institutions and the prudential conduct of business supervision applicable to them.

US OPERATIONS AND REGULATION

In the United States, Lloyds TSB Bank plc maintains a branch in New York and an agency in Miami, licensed by the States of New York and Florida, respectively. Lloyds Banking Group maintains representative offices in several US cities. The existence of branch and agency offices in the US subjects Lloyds Banking Group plc and its subsidiaries doing business or conducting activities in the US to oversight by the Federal Reserve Board and limits the nature of the activities in which Lloyds Banking Group plc and its subsidiaries can engage in the US. Lloyds TSB Bank’s branch and agency offices are subject to extensive federal and state supervision and regulation relating to their operations.

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the US State Department currently designates as state sponsors of terrorism, including Iran, Syria, Cuba, and Sudan. In January 2008, the Group introduced an enhanced financial sanctions policy which applies to all of the Group’s operations and severely restricts activity with certain high risk jurisdictions including the countries designated by the US State Department. From their acquisition in January 2009, HBOS plc and its subsidiaries became subject to the same policy and the Group has undertaken the activities necessary to implement policy requirements across the HBOS heritage businesses. The Group continues to reduce its outstanding exposures to such states which have arisen through historical business activity. In accordance with this policy, the Group intends to engage only in new business in such jurisdictions in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues.

REGULATION

Since its implementation the policy has resulted in a significant reduction in the contacts that the Group had (in terms of value and volume) and the Group expects a further reduction in its contacts in the coming years. The Group does not have, and does not anticipate having, a physical presence in any of the countries designated as state sponsors of terrorism.

At 31 December 2009, the Group does not believe the Group’s business activities relating to countries designated as state sponsors of terrorism were material to its overall business.

The Group estimates that the value of the Group’s business in respect of such states represented less than 0.02 per cent of the Group’s total assets and, for the year ended 31 December 2009, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.01 per cent of its total income net of insurance claims. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

OTHER INTERNATIONAL REGULATION

The Group operates in many other countries around the world. The Group’s overseas operations are subject to reporting and reserve requirements and controls imposed by the relevant central banks and regulatory authorities.

In view of the global financial crisis and the increased scrutiny financial regulators have come under, it is also expected that regulatory regimes in many jurisdictions will be significantly tightened. At a G20 meeting to tackle the financial crisis in November 2008, a set of common principles for the reform of financial markets was set out. These principles have been endorse at subsequent G20 meetings and have the aim of strengthening transparency and accountability; enhancing sound regulation; promoting integrity in financial markets; re-enforcing international co-operation and reforming international institutions. As a result of this and other domestic pressures, it is expected that Group entities in all jurisdictions will be subject to increased scrutiny.

CURRENT REGULATORY THEMES

Regulatory themes which have a current bearing on the business of the Group include, but are not limited to, the following:

LIQUIDITY REGIME

On 5 October 2009 the FSA published its new liquidity rules which significantly broaden the scope of the existing liquidity regime and are designed to enhance regulated firms’ liquidity risk management practices and, in part, can be seen as a response to issues highlighted by the credit crisis. These new rules, which apply to a wider range of entities than the current liquidity regime, are based on the over-arching principle of regulated firms (their subsidiaries and branch offices) being self-sufficient and having adequate liquid resources to withstand particular liquidity stresses. The rules specify that this will be delivered through greatly enhanced systems and controls requirements and a regular and comprehensive liquidity risk assessment of the business which will be linked to the supervisory process and monitored through more granular and frequent reporting on the part of regulated firms. In particular, the rules have introduced enhanced quantification requirements which will ultimately require regulated firms to hold a greater quantity of higher quality liquid assets as a buffer against liquidity stresses. It is noted that the specific rules vary depending on the type of regulated firm and some regulated firms may be able to benefit from particular relaxations.

The new systems and controls requirements apply to most regulated firms from 1 December 2009 and the enhanced quantitative requirements will be introduced in stages over the course of 1 June to 1 November 2010.

Lloyds Banking Group believes that these new rules will apply to it and will likely require changes to its business model, in particular, the requirement to hold increased and higher quality liquid assets and the detailed reporting requirements (which may require Lloyds Banking Group to change or upgrade its systems) may result in reduced profitability for Lloyds Banking Group.

Lloyds Banking Group manages liquidity on a consolidated basis. In order to comply with certain FSA requirements regarding the management of liquidity resources on a consolidated basis certain FSA-authorised deposit-taking subsidiaries of Lloyds Banking Group plc have entered into intra-group facilities.

FSA SUPERVISORY REVIEW INTO HISTORICAL HBOS DISCLOSURES

The FSA is conducting a supervisory review into the accuracy and completeness of financial disclosures made by HBOS in connection with its capital raisings in 2008, including information as to corporate impairments disclosed in the circulars and/or prospectuses issued by HBOS in connection with such capital raisings. The Group is cooperating fully with this review.

BASEL II Basel II has been implemented throughout the EU through the Capital Requirements Directive. This came into force for all European banks on 1 January 2007. With effect from 1 January 2008, for credit risk, the heritage Lloyds TSB Group adopted the Foundation Internal Ratings Based approach for its non-retail exposures and the Advanced (Retail) Internal Ratings Based approach for its retail exposures. The heritage HBOS Group adopted the Advanced Internal Ratings Based approach for both its non-retail and retail exposures.

Both the heritage Lloyds TSB Group and the heritage HBOS Group adopted the Advanced Measurement Approach for Operational Risk from 1 January 2008.

CONTINUING OBLIGATIONS

Those Companies in the Group which have securities listed on the Official List or on other regulated markets intend to comply with their obligations as companies with securities admitted to the Official List in connection with further disclosures in relation to the impact of the reviews and inquiries being conducted by the UK Office of Fair Trading as disclosed above on the Group. Under the GAPS Withdrawal Deed, the Group has, among other things, agreed to implement any measures relating to personal current accounts agreed between the OFT and the UK banking industry.

RETAIL BANKING INVESTIGATION

On 10 January 2007, the European Commission published the Final Report of its sector inquiry into European retail banking markets covering payment cards and (non-card) payment systems and current accounts and related services. The European Commission found that markets were fragmented along national lines, limiting consumer choice and leading to higher costs for current accounts, loans or payments.

High degrees of variation of prices, profit margins and selling patterns between EU Member States and high degrees of homogeneity within EU Member States were found to be indicative of persisting regulatory or behavioural barriers to competition.

REGULATION

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

The Final Report also listed the following specific areas where enforcement action by the European Commission and the national competition authorities is appropriate:

•	high interchange fees and merchant fees in some payment card networks;

•	access barriers and discriminatory rules in relation to credit registers;

•	tying of products by some banks; and

•	bank co-operation (in respect to which the European Commission indicated that it intended to gather more information before acting).

Further specific regulatory matters are set out in Business – Legal actions on page 7.

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

	Price per share		Price per share
	(in pence	)	(in pence	)
	High		Low

Annual prices:
2009	140.70		40.30
2008	483.25		118.50
2007	614.00		451.25
2006	581.00		489.75
2005	509.00		439.50
2004	476.25		391.75
2003	483.00		295.75
2002	817.00		427.50
2001	772.00		590.00
2000	774.50		517.00
Quarterly prices:
2010
First quarter	64.91		46.59
2009
Fourth quarter	99.23		48.70
Third quarter	111.34		63.30
Second quarter	121.10		61.10
First quarter	140.70		40.30
2008
Fourth quarter	290.25		118.50
Third quarter	346.50		217.25
Second quarter	483.25		306.75
First quarter	482.25		373.50
Monthly prices:
April 2010	70.24		62.56
March 2010	64.91		50.26
February 2010	55.00		46.59
January 2010	58.58		50.69
December 2009	58.22		48.70
November 2009	94.25		55.15

On 30 April 2010, the closing price of shares on the London Stock Exchange was 66.13 pence, equivalent to $1.012 per share translated at the Noon Buying Rate of $1.5308 per £1.00 on 30 April 2010.

Lloyds Banking Group plc’s American Depositary Receipts (ADRs) have been traded on the over-the-counter market in the US under the symbol ‘LLDTY’ since March 2000. Since 27 November 2001 Lloyds Banking Group plc American Depositary Shares (ADSs) have been listed on The New York Stock Exchange under the symbol ‘LYG’. The prices for Lloyds Banking Group plc’s ADRs and ADSs, as quoted below, are in US dollars. Each ADS represents four ordinary shares.

LISTING INFORMATION

The following table shows the reported high and low closing prices for the ADRs in the over-the-counter market in the US.

	Price per ADR		Price per ADR
	(in US dollars	)	(in US dollars	)
	High		Low

Annual prices:
2001 (to 26 November 2001)	46.00		34.75
2000	45.27		33.50
Quarterly prices:
2001
Fourth quarter (to 26 November 2001)	43.88		38.25
Third quarter	44.00		35.50
Second quarter	43.94		38.94
First quarter	46.00		34.75

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS		Price per ADS
	(in US dollars	)	(in US dollars	)
	High		Low

Annual prices:
2009	8.40		2.22
2008	38.56		7.15
2007	48.44		36.70
2006	45.41		34.72
2005	39.06		31.12
2004	36.88		29.47
2003	32.55		19.65
2002	48.55		27.85
Quarterly prices:
2010
First quarter	3.88		2.92
2009
Fourth quarter	6.44		3.21
Third quarter	7.37		4.17
Second quarter	7.36		4.10
First quarter	8.40		2.22
2008
Fourth quarter	18.80		7.15
Third quarter	27.92		15.75
Second quarter	38.56		24.46
First quarter	38.52		31.12
2007
Fourth quarter	46.95		36.70
Third quarter	47.22		41.25
Second quarter	47.20		44.72
First quarter	48.44		41.64
2006
Fourth quarter	45.41		40.70
Third quarter	40.70		38.00
Second quarter	40.38		36.91
First quarter	40.32		34.72
Monthly prices:
April 2010	4.37		3.92
March 2010	3.88		3.08
February 2010	3.55		2.92
January 2010	3.87		3.26
December 2009	5.25		3.21
November 2009	6.20		5.40

On 30 April 2010, the closing price of ADSs on the New York Stock Exchange was $4.07.

LISTING INFORMATION

ADR FEES

The Group’s depositary, Bank of New York Mellon, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	•	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

FEES RECEIVED TO DATE

In 2009, the Company received from the depositary $311,220 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

FEES TO BE PAID IN THE FUTURE

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

DIVIDENDS

As a result of the UK Government’s investment in the Group as part of the initial recapitalisation by the Company in November 2008, the rights issue announced in November 2009 and our participation in the Credit Guarantee Scheme, the Group has been deemed to have accepted state aid and subsequently the European Commission required us to undertake a restructuring plan. This, amongst other things, includes a behavioural commitment not to make discretionary payments of coupons or to exercise voluntary call options on hybrid securities from 31 January 2010 until 31 January 2012. This also prevents the Group from paying dividends on its ordinary shares for the same duration.

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

The table below sets out the interim and final dividends which were declared in respect of the ordinary shares for fiscal years 2001 through 2009. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date.

	Interim dividend	Interim dividend	Final dividend	Final dividend
	per share (£)	per share ($)	per share (£)	per share ($)

2002	0.107	0.167	0.235	0.374
2003	0.107	0.178	0.235	0.421
2004	0.107	0.190	0.235	0.447
2005	0.107	0.189	0.235	0.433
2006	0.107	0.202	0.235	0.468
2007	0.112	0.228	0.247	0.482
2008	0.114	0.203	—	—
2009	—	—	—	—

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

A summary of the material provisions of Lloyds Banking Group plc’s memorandum and articles of association is set out below. This has been updated from the summary that was incorporated into Lloyds Banking Group plc’s annual report on Form 20-F for the year ended 31 December 2008 filed with the SEC on 7 May 2009.

Lloyds Banking Group plc is incorporated in Scotland under the UK Companies Act 1985 with registered number SC95000.

As resolved at the 2009 Annual General Meeting and in accordance with changes in UK company law with effect from 1 October 2009, Lloyds Banking Group plc deleted all provisions of its Memorandum of Association which, by virtue of Section 28 of the Companies Act 2006 (the Companies Act), are to be treated as part of the Articles of Association, including those provisions dealing with the Company’s objects.

OBJECTS OF LLOYDS BANKING GROUP PLC

As permitted under recent changes in UK company law, the objects of Lloyds Banking Group plc are unrestricted.

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

In any such case, the holder may vote the limited voting shares only in respect of such resolution and will have the same rights with regard to the number and exercise of votes as a holder of ordinary shares but, in the case of a variation in the rights of limited voting shares, shall also have the protection of a requirement for approval of the variation by way of a special resolution at a separate class meeting of the holders of limited voting shares. Preference shares confer such rights as may be determined by the directors on allotment, but unless the directors otherwise determine, fully paid preference shares confer identical rights as to voting, capital dividends and otherwise, notwithstanding that they are denominated in different currencies and shall be treated as if they are one single class of shares. There are no limitations imposed by UK law or the Articles of Association of Lloyds Banking Group plc restricting the rights of non-residents of the UK or non-citizens of the UK to hold or vote shares of Lloyds Banking Group plc.

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

The ordinary shares resulting from conversion will carry the right to receive all dividends and other distributions declared, made or paid on the ordinary share capital of Lloyds Banking Group plc by reference to a record date on or after the date of conversion and will rank equally in all other respects and form one class with the ordinary share capital of Lloyds Banking Group plc then in issue and fully paid.

Holders of limited voting shares will be entitled to participate in any offer made by way of rights to holders of ordinary shares as if the limited voting shares had been converted at the relevant record date.

VARIATION OF RIGHTS AND ALTERATION OF CAPITAL

Subject to the provisions of the Companies Act, the CREST Regulations and every other statute for the time being in force or any judgment or order of any court of competent jurisdiction concerning companies and affecting Lloyds Banking Group plc (the statutes), the rights attached to any class of shares for the time being in issue may (subject to their terms of issue) be varied, modified or abrogated with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At any such separate meeting, the provisions of the Articles of Association relating to general meetings will apply, but the necessary quorum at any such meeting will be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of that class (except at an adjourned meeting, at which the quorum shall be any holder of shares of the class, present in person or by proxy) and any such person may demand a poll.

However, for so long as the limited voting shares have not been converted (as described above):

•

Lloyds Banking Group plc is prohibited from consolidating or subdividing any of the ordinary shares without consolidating or subdividing the limited voting shares in a like manner and to a like extent; and

•

Lloyds Banking Group plc will not create any new class of equity share capital, other than in connection with or pursuant to an employees’ share scheme approved by Lloyds Banking Group plc in general meeting, provided that the creation of equity share capital which carries (as compared with the Existing Ordinary Shares) only restricted voting or no voting rights and no greater rights as regards dividends or capital shall not be deemed to be the creation of a new class of equity share capital.

As a matter of UK law, Lloyds Banking Group plc may, by ordinary resolution, increase its share capital, consolidate and divide all or any of its shares into shares of larger amount, sub-divide all or any of its shares into shares of smaller amount and cancel any shares not taken or agreed to be taken by any person.

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

The directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares (not being fully paid shares) provided that, where any such shares are admitted to the Official List of the UK Financial Services Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The directors may also decline to register a transfer unless either:

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

DISCLOSURE OF HOLDINGS EXCEEDING CERTAIN PERCENTAGES

The Disclosure and Transparency Rules of the UK Financial Services Authority require Lloyds Banking Group plc shareholders to notify Lloyds Banking Group plc if the voting rights held by such Lloyds Banking Group plc shareholders (including by way of a certain financial instrument) reach, exceed or fall below 3 per cent and each 1 per cent threshold thereafter up to 100 per cent. Under the Disclosure and Transparency Rules, certain voting rights in Lloyds Banking Group plc may be disregarded.

Pursuant to the Companies Act, Lloyds Banking Group plc may also send a notice to any person whom Lloyds Banking Group plc knows or believes to be interested in Lloyds Banking Group plc’s shares, requiring that person to confirm whether he has such an interest and if so details of that interest.

Under the Articles of Association and UK law, if a person fails to comply with such a notice or provides information that is false in a material particular in respect of any shares (the default shares), the Lloyds Banking Group plc directors may serve a restriction notice on such a person. Such a restriction notice will state that the default shares and, if the Lloyds Banking Group plc directors determine, any other shares held by that person, shall not confer any right to attend or vote at any general meeting of Lloyds Banking Group plc.

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

MANDATORY TAKEOVER BIDS, SQUEEZE-OUT AND SELL-OUT RULES

Other than as provided by the Companies Act and the City Code, there are no rules or provisions relating to mandatory bids and/or squeeze-out and sell-out rules in relation to the ordinary shares.

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

Any authorisation of a matter under the Articles of Association shall be subject to such conditions or limitations as the directors may determine, whether at the time such authorisation is given or subsequently, and may be terminated by the directors at any time. A director shall comply with any obligations imposed on him pursuant to any such authorisation.

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

Lloyds Banking Group plc may by ordinary resolution ratify any contract, transaction or arrangement, or other proposal, not properly authorised under the Articles of Association.

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

MATERIAL INTERESTS

Subject to the provisions of the statutes, the director (or a person connected with him), provided that the director has declared the nature and extent of any interest as required under the Articles of Association:

•

may be a director or other officer of, or be employed by, or otherwise interested (including by the holding of shares) in Lloyds Banking Group plc, a subsidiary undertaking of Lloyds Banking Group plc, any holding company of Lloyds Banking Group plc, a subsidiary undertaking of any such holding company, or any body corporate promoted by Lloyds Banking Group plc or in which Lloyds Banking Group plc is otherwise interested (a relevant company);

•	may be a party to, or otherwise interested in, any contract, transaction or arrangement with a relevant company;

•	may (and any firm of which he is a partner, employee or member may) act in a professional capacity for any relevant company (other than as auditor) and be remunerated therefor;

•	may have an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

•	may have an interest, or a transaction or arrangement giving rise to such an interest, of which the director is not aware; and

•	may have any other interest authorised under the Articles of Association or by shareholder resolution.

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

CONFIDENTIAL INFORMATION

If a director, otherwise than by virtue of his position as director, receives information in respect of which he owes a duty of confidentiality to a person other than Lloyds Banking Group plc, he shall not be required to disclose such information to Lloyds Banking Group plc or otherwise use or apply such confidential information for the purpose of or in connection with the performance of his duties as a director, provided that such an actual or potential conflict of interest arises from a permitted or authorised interest under the Articles of Association. This is without prejudice to any equitable principle or rule of law which may excuse or release the director from disclosing information, in circumstances where disclosure may otherwise be required under the Articles of Association.

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

EXCHANGE CONTROLS

There are no UK laws, decrees or regulations that restrict Lloyds Banking Group plc’s export or import of capital, including the availability of cash and cash equivalents for use by Lloyds Banking Group, or that affect the remittance of dividends or other shareholders’ payments to non-UK holders of Lloyds Banking Group plc shares, except as set out in Taxation.

TAXATION

UK TAXATION

The following discussion is intended only as a general guide to current UK tax legislation, what is understood to be current UK HM Revenue & Customs practice and the terms of the current UK/US income tax treaty (the Treaty), all of which are subject to change at any time, possibly with retroactive effect.

The Treaty for the avoidance of double taxation with respect to taxes on income entered into force following the exchange of instruments of ratification by the UK Parliament and the US Senate on 31 March 2003.

The UK HM Revenue & Customs is the UK government department responsible for assessing and collecting UK tax revenues. The discussion is intended as a general guide and only applies to persons who are the beneficial owners of their ordinary shares or ADSs. References below to a US holder are to that term as defined, and subject to the exclusions described in the introduction, below under US federal income tax considerations. It may not apply to certain shareholders or ADS holders, such as dealers in securities.

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

OTHER NON-UK RESIDENT PERSONS

Subject to the provisions set out above under Individuals, other than US holders, temporarily non-resident in the UK, shareholders or ADS holders who are neither resident nor ordinarily resident in the UK generally will not be liable for UK tax on chargeable gains unless they carry on a trade, profession or vocation in the UK through a branch or agency and the ordinary shares or ADSs are or have been used or held by or for the purposes of the branch or agency, in which case such shareholder or ADS holder might, depending on individual circumstances, be liable to UK tax on chargeable gains on any disposition of ordinary shares or ADSs. An individual holder of ordinary shares or ADSs who is only temporarily not resident in the UK may, under anti-avoidance legislation, still be liable for UK tax on chargeable gains realised, subject to any available exemption, relief and/ or foreign tax credit.

TAXATION OF DIVIDENDS

UK RESIDENTS

Lloyds Banking Group plc will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs.

An individual shareholder or ADS holder who is resident in the UK for tax purposes will be entitled to a tax credit in respect of any dividend received from Lloyds Banking Group plc and will be taxable on the gross dividend, which is the aggregate of the dividend received and related tax credit. The value of the tax credit will be equal to one-ninth of the dividend received (and, therefore, 10 per cent of the gross dividend). The gross dividend will be treated as an individual’s marginal taxable income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. A UK resident individual shareholder or ADS holder who is liable to income tax at the higher rate (40 per cent for the 2009-10 tax year) will be subject to tax at the rate applicable to dividends for such shareholders or ADS holders (32.5 per cent for the 2009-10 tax year) on the gross dividend. The tax credit will be set against but will not fully discharge such shareholders’ or ADS holders’ tax liability on the gross dividend and they will have to pay additional tax equal to 22.5 per cent of the gross dividend, being 25 per cent of the dividend received, to the extent that such sum, when treated as marginal income, falls above the threshold for the higher rate of income tax.

With effect from 6 April 2010, a new tax rate of 50 per cent will apply for taxable non-savings and savings income above £150,000. Dividends which would otherwise be taxable at the new 50 per cent rate would, however, be liable to income tax at a new rate of 42.5 per cent.

There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit.

UK resident shareholders or ADS holders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to the payment of any tax credits in respect of dividends.

TAXATION

Subject to certain exceptions, such as for dealers in securities and for some insurance companies with overseas business, UK resident corporate shareholders or ADS holders will generally not be subject to corporation tax in respect of dividends received from Lloyds Banking Group plc, but will not be entitled to the payment of any tax credit with respect to the dividends.

Shareholders who are within the charge to corporation tax will be subject to corporation tax on dividends paid by the Company, unless (subject to special rules for such shareholders that are small companies) the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends paid by the Company would generally be exempt. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

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

STAMP DUTY AND STAMP DUTY RESERVE TAX

UK RESIDENTS, US HOLDERS AND OTHER NON-UK RESIDENT PERSONS

Any conveyance or transfer on sale of ordinary shares (whether effected using the CREST settlement system or not) will be subject to UK stamp duty or stamp duty reserve tax (SDRT). The transfer on sale of ordinary shares will be liable to ad valorem UK stamp duty or SDRT, generally at the rate of 0.5 per cent of the consideration paid (rounded up to the next multiple of £5 in the case of stamp duty). Stamp duty is usually the liability of the purchaser or transferee of the ordinary shares. An unconditional agreement to transfer such ordinary shares will be liable to SDRT, generally at the rate of 0.5 per cent of the consideration paid, but such liability will be cancelled, or, if already paid, refunded, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. SDRT is normally the liability of the purchaser or transferee of the ordinary shares.

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

On 1 October 2009, the European Court of Justice (ECJ) ruled that such a charge, when levied in respect of an issue of shares into a clearance service, was prohibited by Article 11(a) of Council Directive 69/335/EEC. On 9 December 2009, the UK HM Revenue & Customs announced that, with immediate effect, the 1.5 per cent charge to SDRT on the issue of shares into a clearance service or depository receipt system within the European Union would no longer be applied. However, the limitation of their announcement to issues of shares into clearance or depository receipt systems within the European Union is disputed. There may be further implications of this decision, and in particular for the issue of shares into systems outside the European Union and for the treatment of transfers of shares after they have been placed into clearance services or depositary receipt schemes.

No liability to stamp duty or SDRT will arise as a result of the cancellation of any ADSs with the ordinary shares that they represent being transferred to the ADS holder.

No liability to UK stamp duty or SDRT will arise on a transfer of ADSs provided that any document that effects such transfer is not executed in the UK and that it remains at all subsequent times outside the UK. An agreement to transfer ADSs will not give rise to a liability to SDRT.

US FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material US federal income tax consequences of the ownership and disposition of ADSs or ordinary shares to the US holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to hold such securities. The summary applies only to US holders that hold ADSs or ordinary shares as capital assets and does not address special classes of holders, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a market-to-market method of accounting;

•	holders holding ADSs or shares as part of a hedge, straddle, conversion or other integrated transaction;

•	holders whose functional currency for US federal income tax purposes is not the US dollar;

•	holders liable for alternative minimum tax;

•	holders who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-exempt entities, including ‘individual retirement accounts’ or ‘Roth IRAs’;

•	persons holding ADSs or shares in connection with a trade or business conducted outside of the United States;

•	partnerships or other entities classified as partnerships for US federal income tax purposes; or

•	holders that own or are deemed to own 10 per cent or more of the voting shares of Lloyds Banking Group plc.

TAXATION

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

The summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom American depositary shares are pre-released, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of American depositary shares. Such actions would also be inconsistent with the reduced rate of tax applicable to dividends received by certain non-corporate US holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US holders, described below, could be affected by actions taken by such parties or intermediaries.

This summary is based upon tax laws of the US including the Internal Revenue Code of 1986, as amended, (the Code), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. Prospective purchasers of the ADSs or ordinary shares should consult their tax advisers as to the US, UK or other tax consequences of the ownership and disposition of such securities in their particular circumstances, including the effect of any US state or local tax laws.

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

TAXATION OF DISTRIBUTIONS

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined in accordance with US federal income tax principles). Because Lloyds Banking Group plc does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US holders as dividends. The dividend will generally be foreign-source dividend income to US holders and will not be eligible for the dividends-received deduction generally allowed to US corporations under the Code.

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, certain dividends paid by qualified foreign corporations to certain non-corporate US holders in taxable years beginning before 1 January 2011 are taxable at a maximum tax rate of 15 per cent. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where the Company’s ADSs are traded. US holders should consult their tax advisers to determine whether the favourable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

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

TAXATION OF CAPITAL GAINS

Gain or loss realised by a US holder on a sale or exchange of ADSs or shares will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US holder’s tax basis in the ADSs or shares and the amount realised on the disposition, in each case as determined in US dollars. Gains or losses, if any, will generally be US source and will be long-term if the ADSs or shares were held for more than one year.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividends paid on, and the sale proceeds from, ADSs or shares that are made within the US or through certain US-related financial intermediaries generally are subject to information reporting requirements, and may be subject to backup withholding, unless the US holder:

•	is an exempt recipient, or

•	in the case of backup withholding, the US holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

WHERE YOU CAN FIND MORE INFORMATION

The documents concerning the Lloyds Banking Group which are referred to herein may be inspected at the Securities and Exchange Commission (SEC). You may read and copy any document filed or furnished by the Group at the SEC’s public reference rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. The SEC also maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that the Group has filed electronically with the SEC.

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

RISK FACTORS

Set out below are certain risk factors which could affect Lloyds Banking Group’s future results and cause them to be materially different from expected results. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties Lloyds Banking Group’s businesses face. For information on Lloyds Banking Group’s risk management policies and procedures, seeOperating and financial review and prospects – Risk management.

GOVERNMENT-RELATED RISKS

The Commissioners of Her Majesty’s Treasury (HM Treasury) is the largest shareholder of the Company. Through its shareholding in, and other relationships with, the Company, HM Treasury is in a position to exert significant influence over the Group and its business.

HM Treasury holds approximately 41.3 per cent of the ordinary share capital of the Company. This follows a dilution in February 2010 associated with the two exchange offers announced by the Group on 3 November 2009 (the Exchange Offers). In the longer term, the Exchange Offers could lead to further dilution of the HM Treasury shareholding through the potential conversion of the enhanced capital notes (the Enhanced Capital Notes or ECNs), into ordinary shares pursuant to their terms. It is not possible to calculate precisely the total dilutive effect any potential conversion of ECNs may have on HM Treasury’s ownership interest in the Company but HM Treasury is expected to remain a significant shareholder in the Company.

In the longer term, it may become necessary for the Group to raise further capital or seek the support of the UK Government. Any such capital raising or support from the UK Government could result in an increase in HM Treasury’s shareholding in the Company.

No formal ‘relationship agreement’ has been concluded between the Group and the UK Government in respect of its shareholding in the Company and no specific measures are in place to limit the level of control which may be exercised by HM Treasury. However, the relationship falls within the scope of the revised framework document between HM Treasury and UK Financial Investments Limited published on 13 July 2009. The framework document states that UKFI will manage the UK financial institutions in which HM Treasury holds an interest “on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined herein) (including with respect to individual lending or remuneration decisions)”. This document also makes it clear that such UK financial institutions will continue to be separate economic units with independent powers of decision and “will continue to have their own independent boards and management teams, determining their own strategies and commercial policies (including business plans and budgets).” Nevertheless, there is a risk that HM Treasury might seek to exert influence over the Group, and may disagree with the commercial decisions of the Group, including over such matters as the implementation of synergies, commercial and consumer lending policies and management of the Group’s assets and/or business.

There is also a risk that, through its interests in the Company, the UK Government and HM Treasury may be able to influence the Group in other ways that would have a material adverse effect on the Group’s business, including among other things, the election of directors, the appointment of senior management at the Company, staff remuneration policies, lending policies and commitments, management of the Group’s business including, in particular, management of the Group’s assets such as its existing retail and corporate loan portfolios, significant corporate transactions and the issue of new ordinary shares. Shareholders may disagree as to whether an action opposed or supported by HM Treasury is in the best interests of the Group generally. Furthermore, HM Treasury also has interests in other UK financial institutions, as well as an interest in the health of the UK banking industry and other industries generally, and those interests may not always be aligned with the commercial interests of the Group or its shareholders.

The Group is subject to European state aid obligations following the approval of its restructuring plan by the European Commission on 18 November 2009. The implementation of this restructuring plan may have consequences that are materially adverse to the interests of the Group. Moreover, should a third party successfully challenge the European Commission’s decision to approve the Group’s restructuring plan, or should the Group require additional state aid in the future, further restructuring measures could be required and these may be materially adverse to the interests of the Group.

As a result of HM Treasury’s investment in the Company in the context of the placing and open offer in November 2008, the Group has been required to cooperate with HM Treasury to submit a restructuring plan to the European Commission setting out the Group’s plans to restructure and return to a position of viability in which it no longer relies on state aid, including the aid received pursuant to its participation in HM Treasury’s credit guarantee scheme (the Credit Guarantee Scheme), which was announced on 8 October 2008.

On 18 November 2009 the European Commission, through its College of Commissioners, approved the Group’s restructuring plan. The principal elements of the plan address competition distortions from all elements of state aid that the Group has received, including HM Treasury’s participation in the placing and compensatory open offer in June 2009 and the rights issue in November 2009 (the Rights Issue), as well as any commercial benefit received by the Group following its announcement in March 2009 of the intention it held at that time to participate in GAPS. The approval also covers the Group’s ongoing participation in HM Treasury’s Credit Guarantee Scheme at current levels up to June 2010. The Company has agreed with HM Treasury in the deed of withdrawal relating to the Company’s withdrawal from GAPS (the GAPS Withdrawal Deed) that it will comply with the terms of the European Commission’s decision.

It is possible that a third party could challenge the decision of the College of Commissioners to approve the restructuring plan in the European Courts. The Group does not believe that any such challenge would be likely to succeed, but if it were to succeed the European Commission would need to reconsider its decision, which could result in more extensive remedies being applied including the disposal of a significantly larger proportion of the Group’s assets and/or a significantly more stringent divestment timetable or more onerous behavioural restrictions than those contemplated in the approved restructuring plan.

The Group will also be subject to a variety of risks as a result of implementing the restructuring plan. There is no assurance that the price that the Group receives for any assets sold pursuant to the restructuring plan will be at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement a state aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. In particular, should the Group fail to complete the disposal of the retail banking business that the Group is required to divest within four years, a divestiture trustee would be appointed to conduct the sale, with a mandate to complete the disposal with no minimum price (including at a negative price). In implementing the plan, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through damage to the rest of the Group’s business arising from implementing the restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Such implementation may also result in disruption to the retained business, impacting on customers and separation costs which could potentially be substantial.

The effect of implementing the approved restructuring plan may be the emergence of one or more new viable competitors in the UK banking market or a material strengthening of one or more of the Group’s competitors in that market. There can be no assurance that the Group will be able to continue to compete as effectively (whether against existing or new or strengthened competitors) and maintain or improve its revenues and margins in the resulting competitive environment, which could adversely affect the Group’s results of operations and financial condition and its business generally. If any or all of the risks described in this paragraph, or any other currently unforeseen risks, materialise, there could be a negative impact, which could be material, on the Group’s business, operations and competitive position.

RISK FACTORS

Should the Group require any further state aid that was not covered in the European Commission’s approval decision of 18 November 2009, this may require the Group to commit to further restructuring measures. Any such measures could be materially adverse to the interests of the Group.

The Company has agreed to certain undertakings with HM Treasury in relation to the operation of its business in connection with the Company’s placing and open offers in November 2008 and May 2009, in connection with the Group’s participation in the Credit Guarantee Scheme and as part of its formerly proposed participation in GAPS. The implications of some of these undertakings remain unclear and they could have a material adverse effect on the Group’s results of operations, financial condition and prospects. The Company also agreed to certain other commitments in the GAPS Withdrawal Deed.

In connection with HM Treasury’s participation in the placing and open offers in November 2008 and May 2009, the Group’s participation in the Credit Guarantee Scheme and its possible participation in GAPS, the Company provided certain undertakings aimed at ensuring that the acquisition by HM Treasury of the Company’s shares and the participation of the Group in the UK Government funding scheme as part of its support for the banking industry is consistent with the European state aid clearance. The state aid rules aim to prevent companies from being given an artificial or unfair competitive advantage as a result of governmental assistance. It is the Group’s understanding that the undertakings are also aimed at supporting certain objectives of HM Treasury in providing assistance to the UK banking industry. These undertakings include (i) supporting UK Government policy in relation to mortgage lending and lending to businesses through to the end of February 2011, (ii) regulating the remuneration of management and other employees and (iii) regulating the rate of growth of the Group’s balance sheet. There is a risk that these undertakings or any further requirements introduced by HM Treasury could have a materially adverse effect on the operations of the Group.

On 6 March 2009, in connection with the Group’s then proposed participation in GAPS, the Company entered into a commitment to increase lending by £14 billion in the 12 months commencing 1 March 2009 to support UK businesses (£11 billion) and homeowners (£3 billion). As part of withdrawing from GAPS, the Company has agreed in the GAPS Withdrawal Deed to reaffirm its overall lending commitments and to maintain in the 12 months commencing 1 March 2010 similar levels of lending as in the 12 months commencing 1 March 2009, subject to adjustment of the lending commitments by agreement with the UK Government to reflect circumstances at the start of the 12 month period commencing 1 March 2010. On 23 March 2010, the Company entered into a commitment whereby it agreed to provide gross new lending to support UK businesses amounting to £44 billion and to support homeowners amounting to £23.1 billion, in respect of the year commencing 1 March 2010, in line with these requirements. The additional lending in 2009 and 2010 is subject to the Group’s prevailing commercial terms and conditions (including appropriate risk-adjusted pricing and satisfaction of risk acceptance criteria) and, in relation to mortgage lending, the Group’s standard credit and other acceptance criteria. The business lending commitment in 2010 is in addition subject to the availability of sufficient demand from customers who meet the above criteria and through the best endeavours of the Company, the availability of the capital, liquidity and funding position on acceptable terms necessary to support the level of lending that the Company has committed to during the 2010 commitment period.

This commitment could, however, limit the operational flexibility of the Group.

Future legislative and regulatory changes could force the Group to comply with certain operational restrictions, take steps to raise further capital, or divest assets.

In July 2009, the UK Government issued a White Paper (the White Paper) which builds on and responds to the previously published Turner Review (March 2009) and Bank of England Financial Stability Report (June 2009), both of which contained proposals for reform of the structure and regulation of the UK banking system.

Proposals in the White Paper included: enhanced regulatory powers for the FSA; introducing pre-funding for the UK’s deposit guarantee scheme by 2012; requiring banks to develop and maintain detailed plans for winding down (or resolution); and more stringent capital and liquidity requirements for systemically significant firms. The Government’s stated aim in linking capital requirements to the size and complexity of systemically significant firms, is that, ‘The capital requirements in place for systemically significant institutions would need to be sufficient to change incentives of banks to over-indulge in risky activities throughout the economic cycle. This should encourage them to reduce or at least better understand the riskier activities they undertake (for example, proprietary trading) and reduce the moral hazard problem by removing the incentive for firms to become systemically significant’.

A second Turner Review discussion paper (October 2009) developed issues highlighted for further discussion in the March review, specifically how to offset the moral hazard created by the existence of systemically important banks and the cumulative impact of changes to the capital and liquidity schemes. Key proposals include: using contingent capital which converts to equity when required; reducing the interconnectedness of large cross-border banks; restricting retail banks from engaging in proprietary trading activities; and emphasising the need to prioritise capital conservation and enhancement above employee bonus payments.

In November 2009 the draft Financial Services Bill was presented to Parliament and in April 2010 the Financial Services Act was passed. The Financial Services Act consolidated some of the proposals presented in the White Paper, in addition to enhancing the FSA’s disciplinary and enforcement powers. Specifically, the Financial Services Act provides the FSA with a new regulatory objective to contribute to UK financial stability, and new powers in respect of (inter alia) altering firms’ regulatory permissions, short selling, consumer redress schemes, recovery and resolution plans for authorised firms, disciplinary and enforcement proceedings (against firms and individuals) and the FSA’s remuneration rules. The FSA’s implementation of these changes, together with further proposals set out in the White Paper, Turner Reviews and elsewhere, if implemented, could have a significant impact on the operations, structure and costs of the Group.

There is a risk that further regulation or legislation that may be developed over time to implement these or new proposals could force the Group to divest core assets, withdraw from or not engage in some activities, and/or increase its capital. Such regulations or legislation, taken with the more regular and detailed reporting obligations which are expected to accompany regulatory reform, the development and maintenance of a wind down plan, and the move to pre-funding of the deposit protection scheme in the UK, would result in additional costs for the Group, and such costs could be material.

Such measures could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

On 5 October 2009, the FSA published its new liquidity rules which significantly broaden the scope of the existing liquidity regime and are designed to enhance regulated firms’ liquidity risk management practices. Procedures to comply with the FSA’s liquidity proposals are already incorporated within the Group’s liquidity funding plans. These will result in more stringent requirements, which may lead to additional costs for the Group. See Risk factors – Financial soundness related risks – The Group’s businesses are subject to inherent risks concerning liquidity, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale money markets continues to be limited or becomes more limited. The Group continues to be reliant on various government liquidity schemes and will face refinancing risk as transactions under these schemes mature, for a fuller discussion of liquidity risks affecting the Group.

RISK FACTORS

ACQUISITION RISKS

The Group may fail to realise the business growth opportunities, revenue benefits, cost synergies, operational efficiencies and other benefits anticipated from, or may incur unanticipated costs associated with, the acquisition of HBOS. As a consequence, the Group’s results of operations, financial condition and prospects may suffer.

The continued integration of the HBOS Group into the Group is complex, expensive and presents a number of challenges for the management of both the heritage Lloyds TSB Group, the HBOS Group and their respective staff and potentially their respective customers. The Group believes that it will achieve its reported anticipated cost synergies as well as other operating efficiencies and business growth opportunities, revenue benefits and other benefits from the acquisition of HBOS. However, these expected business growth opportunities, revenue benefits, cost synergies and other operational efficiencies and other benefits may not develop, including because the assumptions upon which the Group determined the acquisition of HBOS consideration may prove to be incorrect. For example, the expected cost synergies were calculated by the Group on the basis of the existing and projected cost and operating structures of the Group and its estimate of the existing and projected cost and operating structures of the HBOS Group. Statements of estimated synergies and other effectiveness and calculations of the costs of achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties, contingencies and other factors. As a result, the synergies and other efficiencies referred to may not be achieved, or those achieved may be materially different from those estimated.

The Group may also face a number of other risks with respect to the acquisition of HBOS including: retaining key employees; redeploying resources in different areas of operations to improve efficiency; unifying financial reporting and internal control procedures; minimising the diversion of management attention from ongoing business concerns; overcoming integration challenges (particularly as the Company’s management may be unfamiliar with some aspects of the HBOS Group’s business and operations); and addressing possible differences between heritage Lloyds TSB’s and heritage HBOS’s business culture, risk management, compliance systems and processes, controls, procedures, systems, accounting practices and implementation of accounting standards.

Under any of these circumstances, the business growth opportunities, revenue benefits, cost synergies and other benefits anticipated by the Group to result from the acquisition of HBOS may not be achieved as expected, or at all, or may be delayed. To the extent that the Group incurs higher integration costs or achieves lower revenue benefits or fewer cost savings than expected, its operating results, financial condition and prospects may suffer.

BUSINESS AND ECONOMIC RISKS

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the UK and other markets in which it operates. Adverse developments, such as the severe dislocation in the global financial markets, recession, and further deterioration of general economic conditions, particularly in the UK, have already adversely affected the Group’s earnings and profits and could continue to cause its earnings and profitability to decline. In addition, any credit rating downgrades of sovereigns, particularly the United Kingdom, Spain and Republic of Ireland (or a perception that downgrades may occur) may severely destabilise the markets and could have a material adverse effect on the Group’s operating results, financial condition and prospects.

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the United Kingdom, in which the Group’s earnings are predominantly generated. Over approximately the past two and a half years, the global economy and the global financial system have been experiencing a period of significant turbulence and uncertainty. The very severe dislocation of the financial markets around the world, that began in August 2007 but substantially worsened in September 2008, triggered widespread problems at many large global and UK commercial banks, investment banks, insurance companies and other financial and related institutions. This dislocation has severely impacted general levels of liquidity, the availability of credit and the terms on which credit is available. This crisis in the financial markets led the UK Government and other governments to inject liquidity into the financial system and to require (and participate in) recapitalisation of the banking sector to reduce the risk of failure of certain large institutions and provide confidence to the market.

Despite this intervention, the volatility and market disruption in the banking sector has continued albeit with some easing since the second half of 2009. This market dislocation has also been accompanied by recessionary conditions and trends in many economies throughout the world, including the United Kingdom. The global economy has been in a severe recession, possibly the worst since World War II, although indications are that the UK has now emerged from its 18 month recession. The widespread and severe deterioration in the UK and virtually all other economies throughout the world, including, but not limited to, business and consumer confidence, unemployment trends, the state of the housing market, the commercial real estate sector, equity markets, bond markets, foreign exchange markets, commodity markets, counterparty risk, inflation, the availability and cost of credit, lower transaction volumes in key markets, the liquidity of the global financial markets and market interest rates, has already and could continue to reduce the level of demand for, and supply of, the Group’s products and services, lead to lower asset and other realisations and increased negative fair value adjustments and impairments of investments and other assets and materially and adversely impact its operating results, financial condition and prospects. While recent economic figures show a number of countries exiting recession, forecasts are that the recovery will be at a modest pace and is likely to be protracted. Any further significant deterioration in the UK and other economies in which the Group operates could have a material adverse impact on the future results of operations of the Group. Moreover, any return to economic growth may be modest and is likely to be insufficient to prevent unemployment rising further. The rate at which deterioration of the global and UK economies has occurred has proven very difficult to predict and this will apply to any further deterioration or any recovery.

Additionally, the profitability of the Group’s businesses could be affected by increased insurance and other claims arising from market factors such as increased unemployment which may continue even following a return to economic growth in the markets in which the Group operates. Significantly higher unemployment in the UK and elsewhere, reduced corporate profitability, reduced personal non-salary income levels, increased corporate insolvency rates, increased personal insolvency rates, increased tenant defaults and/or increased interest rates may reduce borrowers’ ability to repay loans and may cause prices of residential or commercial real estate or other asset prices to fall further, thereby reducing the collateral value on many of the Group’s loans. This, in turn, would cause increased impairments in the event of default. Poor general economic conditions, lack of market liquidity and lack of transparency of asset structures have depressed asset valuations for the Group and could continue to do so if there is a further deterioration in general economic conditions.

The Group has significant exposures, particularly by way of loans, in a number of overseas jurisdictions, notably Ireland, Spain, Australia and the United States, and is therefore subject to a variety of risks relating to the performance of these economies as well.

In addition, the Group’s businesses are subject to risks arising from the current UK macroeconomic environment, high and increasing levels of UK government debt and uncertainty around the outcome of the UK general election (including the possibility of a minority or coalition

RISK FACTORS

administration which may be unable to take decisive fiscal and other measures to reduce government debt levels resulting in heightened market uncertainty). Further, any downgrade of the UK sovereign credit rating or the perception that such a downgrade may occur may severely destabilise the markets and have a material adverse effect on the Group’s operating results, financial condition and prospects. This might also include impact on the Group’s own credit ratings, borrowing costs and ability to fund itself.

A UK sovereign downgrade or the perception that such a downgrade may occur would be likely to have a material effect in depressing consumer confidence, restricting the availability, and increasing the cost, of funding for individuals and companies, further depressing economic activity, increasing unemployment, reducing asset prices and consequently increasing the risk of a ‘double-dip’ recession.

These risks are exacerbated by concerns over the levels of the public debt of, and the weakness of the economies in, Italy, the Republic of Ireland, Greece, Portugal, and Spain in particular. Further instability in these countries or others within the Eurozone might lead to contagion, which may have a material adverse effect on the Group’s operating results, financial condition and prospects.

The exact nature of the risks faced by the Group is difficult to predict and guard against in view of (i) the severity of the global financial crisis, (ii) difficulties in predicting whether the recovery will be sustained and at what rate, and (iii) the fact that many of the related risks to the business are totally, or in part, outside the control of the Group.

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

Market movements have had and will have an impact on the Group in a number of key areas. For example, adverse market movements have had and would have an adverse effect, which could be material, upon the financial condition of the pension schemes of the Group. Banking and trading activities that are undertaken by the Group are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. For example, changes in interest rate levels, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. Since August 2007, there has been a period of unprecedented high and volatile interbank lending margins over official rates (to the extent banks have been willing to lend at all), which has exacerbated these risks. The margins over official rates have recently reduced to historically more normal levels but volatility and increases in margins may return. Competitive pressures on fixed rates or product terms in existing loans and deposits sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in official and wholesale market rates.

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

Changes in foreign exchange rates affect the value of assets and liabilities denominated in foreign currencies and such changes and the degree of volatility with respect thereto may affect earnings reported by the Group. In the Group’s international businesses, earnings and net assets are denominated in local currency, which will fluctuate with exchange rates in pounds sterling terms. It is difficult to predict with any accuracy changes in economic or market conditions, and such changes could have a material adverse effect on the Group’s operating results, financial condition and prospects.

The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.

The markets for UK financial services, and the other markets within which the Group operates, are highly competitive, and management expects such competition to intensify in response to competitor behaviour, consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. Moreover, UK Government and/or European intervention in the banking sector may impact the competitive position of the Group relative to its international competitors which may be subject to different forms of government intervention, thus potentially putting the Group at a competitive disadvantage to local banks in such jurisdictions. Any combination of these factors could result in a reduction in profit. The Group’s financial performance and its ability to capture additional market share depends significantly upon the competitive environment and management’s response to it.

The Group’s financial performance may be materially and adversely affected by competition, including declining lending margins or competition for savings driving up funding costs which cannot be recovered from borrowers. Adverse persistency in the Group’s insurance business is a risk to current and future earnings.

A key part of the Group’s strategy involves building strong customer relationships in order to win a bigger share of its customers’ financial services spend. If the Group is not successful in retaining and strengthening customer relationships it will not be able to deliver on this strategy, and may lose market share, incur losses on some or all of its activities or fail to attract new and retain existing deposits, which could have a material adverse effect on its business, financial condition and results of operations.

Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments have had, and may continue to have in the future, a further material adverse effect on the Group’s operating results, financial condition and prospects.

Financial markets have been subject to significant stress conditions resulting in steep falls in perceived or actual financial asset values, particularly due to the severe dislocation in the global financial markets.

The Group has material exposures to securities and other investments, including, but not limited to, asset-backed securities, structured investments and private equity investments, that are recorded at fair value and are therefore exposed to further negative fair value adjustments, particularly in view of market dislocation and the fragility of the economic recovery. Although the Board of Directors of the Company (the Board) believes that overall impairments for the Group have peaked, asset valuations in future periods, reflecting prevailing market conditions, may result in further

RISK FACTORS

negative changes in the fair values of the Group’s financial assets and these may also translate into increased impairments. In addition, the value ultimately realised by the Group for its securities and other investments may be lower than the current fair value. Any of these factors could require the Group to record further negative fair value adjustments, which may have a material adverse effect on its operating results, financial condition or prospects.

The Group has made asset redesignations as permitted by recent amendments to IAS 39 (‘Financial Instruments: Recognition and Measurement’). The effect of such redesignations has been, and would be, that any effect on the income statement of movements in the fair value of such redesignated assets that have occurred since 1 July 2008, in the case of assets redesignated prior to 1 November 2008, or may occur in the future, may not be recognised until such time as the assets become impaired or are disposed of.

In addition, to the extent that fair values are determined using financial valuation models, the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of substantial instability. In such circumstances, the Group’s valuation methodologies require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain, particularly in light of the uncertainty resulting from the current and ongoing crisis in the global financial markets, and any consequential impairments or write-downs could have a material adverse effect on the Group’s operating results, financial condition and prospects.

CREDIT-RELATED RISKS

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet.

As one of the UK’s largest lenders with substantial business and operations overseas, the Group has exposures to many different products and counterparties, and the credit quality of its exposures can have a significant impact on its earnings. The Group makes both secured and unsecured loans to retail and corporate customers and the Group’s businesses are subject to inherent risks regarding the credit quality of, the recovery of loans to and amounts due from, customers and market counterparties. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties, or in their behaviour, would be expected to reduce the value of the Group’s assets, and materially increase the Group’s write-downs and allowances for impairment losses.

The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to its results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how these economic conditions might impair the ability of its borrowers to repay their loans. As is the case with any such assessments, there is always a risk that the Group will fail to identify the proper factors or that it will fail to estimate accurately the impact of factors that it identifies.

As a result of the acquisition of HBOS, the composition of the Group’s wholesale portfolio has materially changed, with much larger sectoral concentrations (for example in real estate, leveraged lending, asset-backed securities and floating rate notes issued by financial institutions) and higher levels of credit risk including substantially greater exposures, particularly in Ireland, Australia and the United States.

At the time of the acquisition of HBOS, the average rating of the HBOS Group’s corporate lending portfolio was significantly weaker than that of the heritage Lloyds TSB Group, and this continues to be the case. HBOS had substantial lending to mid-sized and private companies, a greater exposure than the heritage Lloyds TSB Group to leveraged finance and subordinated loans, as well as significant exposure to the commercial real estate sector, including hotels and residential property developers, which has been particularly adversely affected by the recessionary environment. These concentrations in cyclically weak sectors, as well as exposure at various levels of the capital structure, mean that the heritage HBOS wholesale business is potentially exposed to high and volatile levels of impairments.

It should be noted that the heritage HBOS portfolio in Ireland is heavily exposed to the commercial and residential real estate sectors, which have been negatively impacted by the current economic recession, the portfolio in Australia has material exposure to real estate and leveraged lending, and in the United States there are notable exposures to sectors such as gaming and real estate which are cyclically weak and have been negatively impacted by the economic recession. As in the UK, the heritage HBOS portfolio overseas is also particularly exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.

UK house prices have declined significantly, albeit modest increases have been evident in recent months, reflecting a correction of severely inflated asset values, triggered by the economic downturn and lower availability of credit. Economic or other factors may lead to further contraction in the mortgage market and further decreases in housing prices. Many borrowers in the UK borrow on short-term fixed or discounted floating rates and when such rates expire the continued reduced supply and stricter terms of mortgages, together with the potential for higher mortgage rates, could lead to higher default and delinquency rates. The Group provides mortgages to buy-to-let investors where increasing unemployment, an excess supply of rental property or falls in rental demand could also impact the borrowers’ income and ability to service the loans. If interest rates rise, or the current economic recovery falters, causing further decreases in house prices and/or increases in unemployment, the Group’s retail portfolios could generate substantial impairment losses which could materially affect its operations, financial condition and prospects. Furthermore, the Group has direct exposure to self-certification and sub-prime mortgages in the UK and is therefore subject to the risks inherent in this type of mortgage lending in the event of decreases in house prices, increases in unemployment or a reduction in borrowers’ incomes and the risk that the Group has incorrectly assessed the credit quality or willingness to pay of borrowers as a result of incomplete or inaccurate disclosure by those borrowers. At present, mortgage default and delinquency rates are cushioned by unprecedented low rates of interest which have improved customer affordability, and this has created the risk of increased defaults and delinquency rates as the economy recovers from the recession and interest rates start to rise.

Although the Board believes that overall impairments for the Group have peaked, there is a risk of further increases in the impairment charges for some businesses and there remain ongoing concerns with regard to the outlook for the Irish economy in particular. Moreover, there remains a risk that further material impairments in the Group’s portfolios could come to light, particularly in the event of any further significant deterioration in the economic environment although the performance of some of the Group’s exposures might deteriorate further even in the absence of further economic decline, particularly in Ireland. Any such unforeseen material further impairments could have a material and adverse effect on the Group’s operations, financial condition and prospects.

Concentration of credit and market risk could increase the potential for significant losses.

The Group has exposure to concentration risk where its business activities focus particularly on a similar type of customer or product or geographic location including the UK market, which could be adversely affected by changes in economic conditions. Additionally, the heritage HBOS strategy of supporting UK entrepreneurs together with its joint venture model and its focus on commercial property lending has given rise to significant single

RISK FACTORS

name and risk capital exposure. Given the Group’s high concentrations of property exposure, further decreases in residential or commercial property values and/or further tenant defaults are likely to lead to higher impairment losses, which could materially affect its operations, financial condition and prospects.

The Group’s efforts to diversify or hedge its credit portfolio against concentration risks may not be successful and any concentration of credit risk could increase the potential for significant losses in its credit portfolio. In addition, the disruption in the liquidity or transparency of the financial markets may result in the Group’s inability to sell or syndicate securities, loans or other instruments or positions held, thereby leading to increased concentrations of such positions. These concentrations could expose the Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing the Group to take write-downs. Moreover, the inability to reduce the Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on the Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could adversely affect the Group’s operating results, financial condition and prospects. The acquisition of HBOS has in some cases increased the Group’s exposure to concentration risk, since the combination of two portfolios inevitably gives rise to some greater concentrations than would otherwise have been permitted. Market conditions at present mean that it is difficult to achieve sales to ameliorate these concentrations.

If the perceived creditworthiness of market counterparties does not improve or continues to deteriorate, the Group may be forced to record further credit valuation adjustments on securities insured or guaranteed by such parties, which could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

The Group has credit exposure to market counterparties through securities insured or guaranteed by such parties and credit protection bought from such parties with respect to certain over-the-counter derivative contracts, mainly credit default swaps (CDSs) which are carried at fair value. The fair value of these underlying CDSs and other securities, and the Group’s exposure to the risk of default by the underlying counterparties, depend on the valuation and the perceived credit risk of the instrument insured or guaranteed or against which protection has been bought. Market counterparties have been adversely affected by their exposure to residential mortgage-linked products, and their perceived creditworthiness has deteriorated significantly since 2007. They may continue to be substantially adversely impacted by such or other events. Their creditworthiness may further deteriorate as a consequence of the deterioration of the value of underlying assets. Although the Group seeks to limit and manage direct exposure to market counterparties, indirect exposure may exist through other financial arrangements and counterparties. If the financial condition of market counterparties or their perceived creditworthiness deteriorates further, the Group may record further credit valuation adjustments on the underlying instruments insured by such parties in addition to those already recorded. Any primary or indirect exposure to the financial condition or creditworthiness of these counterparties could have a material adverse impact on the results of operations, financial condition and prospects of the Group.

The Group’s borrowing costs and access to the capital markets depend significantly on the Company’s credit ratings and market perception of the Company’s financial resilience and those of Lloyds TSB Bank plc, HBOS plc and Bank of Scotland plc and any deterioration could materially adversely affect the Group’s results of operations, financial condition and prospects.

As at 30 April 2010, the long-term credit ratings for the Company were A1 from Moody’s Investors Service Limited, A from Standard & Poor’s Ratings Services, AA- (AA minus) from Fitch Ratings Limited and A (high) from DBRS. As at 30 April 2010, the long-term credit ratings for Lloyds TSB Bank plc were Aa3 from Moody’s Investors Service Limited, A+ (A plus) from Standard & Poor’s Ratings Services, AA- (AA minus) from Fitch Ratings Limited and AA (low) from DBRS. As at 30 April 2010, the long-term credit ratings for HBOS plc were A1 from Moody’s Investors Service Limited, A from Standard & Poor’s Rating Services, AA- (AA minus) from Fitch Ratings Limited and AA (low) from DBRS. As at 30 April 2010, the long-term credit ratings for Bank of Scotland plc were Aa3 from Moody’s Investors Service Limited, A+ (A plus) from Standard & Poor’s Ratings Services, AA- (AA minus) from Fitch Ratings Limited and AA (low) from DBRS.

As at 30 April 2010, the Company also had short-term ratings of A-1 from Standard & Poor’s Ratings Services and F1+ from Fitch Ratings Limited. Lloyds TSB Bank plc had short-term ratings of P-1 from Moody’s Investors Service Limited, A-1 from Standard & Poor’s Ratings Services, F1+ from Fitch Ratings Limited and R-1 (middle) from DBRS. HBOS plc had short-term ratings of P-1 from Moody’s Investors Service Limited, A-1 from Standard & Poor’s Ratings Services, F1+ from Fitch Ratings Limited and R-1 (middle) from DBRS. Bank of Scotland plc had short-term ratings of P-1 from Moody’s Investors Service Limited, A-1 from Standard & Poor’s Ratings Services, F1+ from Fitch Ratings Limited and R-1 (middle) from DBRS.

Reduction in the credit ratings of the Group or deterioration in the capital market’s perception of the Group’s financial resilience, could significantly increase its borrowing costs, limit its access to the capital markets and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. Therefore, any further reduction in credit ratings or deterioration of market perception could materially adversely affect the Group’s access to liquidity and competitive position, increase its funding costs and, hence, have a material adverse effect on the Group’s business, financial position and results of operations. These material adverse effects could also follow from a reduction in the credit ratings of Lloyds TSB Bank plc, HBOS plc or Bank of Scotland plc.

FINANCIAL SOUNDNESS RELATED RISKS

The Group’s businesses are subject to inherent risks concerning liquidity, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale money markets continues to be limited or becomes more limited. The Group continues to be reliant on various government liquidity schemes and will face refinancing risk as transactions under these schemes mature.

The Group’s businesses are subject to risks concerning liquidity, which are inherent in banking operations. If access to liquidity is constrained for a prolonged period of time, this could affect the Group’s profitability. Whilst the Group expects to have sufficient access to liquidity to meet its funding requirements even in a stressed scenario, under extreme and unforeseen circumstances a prolonged and severe restriction on the Group’s access to liquidity (including government and central bank funding and liquidity support) could affect the Group’s ability to meet its financial obligations as they fall due or to fulfilits commitments to lend, and in such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access, which could have a material impact on the Group’s solvency, including its ability to meet its regulatory minimum liquidity requirements. These risks can be exacerbated by many enterprise-specific factors, including an over-reliance on a particular source of funding (including, for example, securitisations, covered bonds, foreign markets and short-term and overnight money markets), changes in credit ratings, or market-wide phenomena such as market dislocation and major disasters. There is also a risk that corporate and institutional counterparties may look to reduce aggregate credit exposures to the Group or to all banks which could increase the Group’s cost of funding and limit its access to liquidity. In addition, the funding structure employed by the Group may prove to be inefficient giving rise to a level of

RISK FACTORS

funding cost that is not sustainable in the long run. The funding needs of the Group will increase to the extent that customers, including conduit vehicles of the Group, draw down under existing credit arrangements with the Group and such increases in funding needs may be material. In order to continue to meet its funding obligations and to maintain or grow its businesses generally, the Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets, central bank liquidity facilities (for example, Bank of England, European Central Bank and Federal Reserve Bank of New York) and the UK Government Credit Guarantee Scheme. The ability of the Group to access wholesale and retail funding sources on satisfactory economic terms is subject to a variety of factors, including a number of factors outside of its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and loss of confidence in the UK banking system, any of which could affect the Group’s profitability or, in the longer term under extreme circumstances, its ability to meet its financial obligations as they fall due.

Medium-term growth in the Group’s lending activities will depend, in part, on the availability of retail funding on appropriate terms, for which there is increasing competition. See Risk factors – Business and economic risks – The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures for a discussion of the competitive nature of the banking industry and competitive pressures that could have a negative impact on the availability of customer deposits and retail funding. This reliance has increased in the recent past given the difficulties in accessing wholesale funding. Increases in the cost of such funding will impact on the Group’s margins and affect profit, and a lack of availability of such retail deposit funding could impact on the Group’s future growth.

The ongoing availability of retail deposit funding is dependent on a variety of factors outside the Group’s control, such as general economic conditions and market volatility, the confidence of retail depositors in the economy in general and in the Group in particular, the financial services industry specifically and the availability and extent of deposit guarantees. These or other factors could lead to a reduction in the Group’s ability to access retail deposit funding on appropriate terms in the future. Any loss in consumer confidence in the banking businesses of the Group could significantly increase the amount of retail deposit withdrawals in a short space of time and this may have an adverse effect on the Group’s profitability. Should the Group experience an unusually high and unforeseen level of withdrawals, in such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access, which could have a material impact on the Group’s solvency.

In addition, if the current difficulties in the wholesale funding markets are not resolved or central bank provision of liquidity to the financial markets is abruptly curtailed, it is likely that wholesale funding will prove even more difficult to obtain. Such liquidity constraints could affect the Group’s profitability. Whilst the Group expects to have sufficient access to liquidity to meet its funding requirements even in a stressed scenario, under extreme and unforeseen circumstances a prolonged and severe restriction on the Group’s access to these traditional sources of liquidity could have a material adverse effect on the Group’s business, financial position and results of operations, and in such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access and which, in turn, could have a material impact on the Group’s solvency.

Whilst various governments, including the UK Government, and central banks have taken substantial measures to ease the crisis in liquidity, (for example, the UK Credit Guarantee Scheme), there can be no assurance that these measures will succeed in materially improving the liquidity position of major UK banks, including the Group in the longer term. In addition, the availability and the terms on which any such measures will continue to be made available to the Group in the longer term are uncertain. The Group does not have influence over the policy making behind such measures. Further, there can be no assurance that these conditions will not lead to an increase in the overall concentration risk and cost of funding of the Group. The Group has substantially relied on the Bank of England liquidity facilities as well as the UK Government funding scheme. The Group does not expect that there will be any extension or renewal of the Special Liquidity Scheme (which was closed for new transactions in January 2009) or the Credit Guarantee Scheme (which was closed for new issuance in February 2010). Accordingly, the Group will face a refinancing concentration during 2011 and 2012 associated with the maturity of the Special Liquidity Scheme transactions and Credit Guarantee Scheme issuance undertaken by the Group prior to the closure of those schemes. While the Group expects that the impact of this refinancing concentration can be mitigated by a combination of alternative funding over the course of the next two years and reductions in the Group’s net wholesale funding requirement over the same period, there can be no assurance that these mitigation efforts will be successful. Under the GAPS Withdrawal Deed, the Company has agreed to develop with the FSA a medium term funding plan aimed at reducing dependence on short term funding, to be regularly reviewed by the FSA and the Bank of England. If the Group’s funding plan is not successful in mitigating the impact of this refinancing concentration in 2011, the Group could at that time face serious liquidity constraints, which would have a material adverse impact on its solvency.

At the time of the acquisition of HBOS, the HBOS Group had a funding profile that involved the need to refinance a higher volume of maturing wholesale funding than that of heritage Lloyds TSB. As this continues to be the case, the funding profile of the Group involves substantially higher refinancing risk than the funding profile of heritage Lloyds TSB on a stand-alone basis. The Group will also continue to be dependent on its credit ratings in order to be able to attract wholesale investors into its debt issuance programmes; should the ratings fall, the cost of refinancing will increase and it may not be possible to refinance borrowings as they mature on favourable terms. Such increased refinancing risk, in isolation or in concert with the related liquidity risks noted above, could have a material adverse effect on the Group’s profitability and, in the longer term under extreme and unforeseen circumstances, its ability to meet its financial obligations as they fall due.

The Group has been and could continue to be negatively affected by the soundness and/or the perceived soundness of other financial institutions, which could result in significant systemic liquidity problems, losses or defaults by other financial institutions and counterparties, and which could materially adversely affect the Group’s results of operations, financial condition and prospects.

Against the backdrop of the lack of liquidity and the recent high cost of funds relative to official rates in the interbank lending market, which was unprecedented in recent history, the Group is subject to the risk of deterioration of the commercial soundness and/or perceived soundness of other financial services institutions within and outside the United Kingdom. Financial services institutions that deal with each other are interrelated as a result of trading, investment, clearing, counterparty and other relationships. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom the Group interacts on a daily basis, all of which could have an adverse effect on the Group’s ability to raise new funding.

The Group routinely executes a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients, resulting in a significant credit concentration. The Group is exposed to counterparty risk as a result of recent financial institution failures and nationalisations and will continue to be exposed to the risk of loss if counterparty financial institutions fail or are otherwise unable to meet their obligations. A default by, or even concerns about the financial resilience of, one or more financial services institutions could lead to further significant systemic liquidity problems, or losses or defaults by other financial institutions, which could have a material and adverse effect on the Group’s results of operations, financial condition and prospects.

RISK FACTORS

The Group is subject to the risk of having insufficient capital resources to meet the minimum required by regulators

The Group is subject to extensive regulation and regulatory supervision in relation to the levels of capital in its business. Currently, the Group meets and exceeds its regulatory capital requirements. The Group expects to continue to meet both its regulatory capital requirements and the additional capital requirements imposed by the FSA Stress Test. However, the FSA could apply increasingly stringent stress case scenarios in determining the required capital ratios for the Group and other banks, increase the minimum regulatory requirements imposed on the Group, introduce liquidity restrictions, introduce new ratios and/or change the manner in which it applies existing regulatory requirements to recapitalised banks including those within the Group. Specifically, in relation to the consultation papers issued by the Basel Committee on Banking Supervision (‘Strengthening the resilience of the banking sector’ and ‘International framework for liquidity risk measurement, standards and monitoring’), the Group is participating in the industry-wide consultation and calibration exercises taking place through 2010. In order to meet additional regulatory capital requirements, the Group may be forced to raise further capital.

Further, within the Group, the heritage Lloyds TSB and HBOS businesses may have approaches to the Basel II modelling of regulatory capital requirements which may differ according to the assumptions used. The two model methodologies are being aligned where appropriate. These models rely on a number of assumptions and changes to these assumptions and/or the methodologies adopted may result in changes to the Group’s combined reported level of regulatory capital.

The Group’s ability to maintain its targeted and regulatory capital ratios in the longer term could be affected by a number of factors, including net synergies and implementation costs following the acquisition of HBOS, and its level of risk-weighted assets, post-tax profit and fair value adjustments. In addition to the fair value adjustments, the Group’s core tier 1 capital ratio will be directly impacted by any shortfall in forecasted after-tax profit (which could result, most notably, from greater than anticipated asset impairments and/or adverse volatility relating to the insurance or lending businesses). Furthermore, under Basel II, capital requirements are inherently more sensitive to market movements than under previous regimes and capital requirements will increase if economic conditions or negative trends in the financial markets worsen.

If the regulatory capital requirements, liquidity restrictions or ratios applied to the Group are increased in the future, any failure of the Group to maintain such increased regulatory capital ratios could result in administrative actions or sanctions, which in turn may have a material adverse effect on the Group’s operating results, financial condition and prospects. A shortage of available capital would also affect the Group’s ability to pay dividends, continue organic growth or pursue acquisitions or other strategic opportunities. In particular, changes in regulatory capital requirements imposed by the Group’s regulators could cause the Group to defer the re-introduction of ordinary dividends or change its dividend policy.

The Group’s life assurance and general insurance businesses in the UK are subject to capital requirements prescribed by the FSA, and the Group’s life and general insurance companies outside the UK are subject to local regulatory capital requirements. In July 2007, the European Commission published a draft proposal for primary legislation to define broad ‘framework’ principles for Solvency II, a fundamental review of the capital adequacy regime for the European insurance industry. Solvency II aims to establish a revised set of EU-wide capital requirements where the required regulatory capital will be dependent upon the risk profile of the entities, together with risk management standards, that will replace the current Solvency I requirements. Solvency II is still in development, but there is a risk that the final regime could increase the amount of regulatory capital the Group’s life assurance and general insurance businesses are required to hold, thus decreasing the amount of capital available for other uses.

INSURANCE AND PENSION SCHEME RELATED RISKS

The Group’s insurance businesses and employee pension schemes are subject to risks relating to insurance claim rates, pension scheme benefit payment levels and changes in insurance customer and employee pension scheme member behaviour.

The life and pensions insurance businesses of the Group and its employee pension schemes are exposed to short-term and longer-term variability arising from uncertain longevity and ill-health rates. Adverse developments in any of these factors will increase the size of the Group’s insurance and employee pension scheme liabilities and may adversely affect the Group’s financial condition and results of operations.

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

UK banks recognise an insurance asset in their balance sheets representing the value of in-force business (VIF) in respect of long-term life assurance contracts, being insurance contracts and investment contracts with discretionary participation features. This asset represents the present value of future profits expected to arise from the portfolio of in-force life assurance contracts. Adoption of this accounting treatment results in the earlier recognition of profit on new business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IAS 39 (Financial Instruments: Recognition and Measurement). Differences between actual and expected experience may have a significant impact on the value of the VIF asset, as changes in experience can result in significant changes to modelled future cash flows. The VIF asset is calculated based on best-estimate assumptions made by management, including mortality experience and persistency. If these assumptions prove incorrect, the VIF asset could be materially reduced, which in turn could have a material adverse effect on the Group’s financial condition and results of operations.

Also, as further described in Risk factors – Business and economic risks – The Group’s businesses are inherently subject to the risk of market fluctuations, which could materially adversely affect its operating results, financial condition and prospects, the Group’s insurance assets are subject to the risk of market fluctuations.

RISK FACTORS

LEGAL AND REGULATORY RISKS

The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a significant material adverse effect on the Group’s operating results, financial condition and prospects.

The Group conducts its businesses subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK and the other markets where it operates. This is particularly the case in the current market environment, which is witnessing increased levels of government and regulatory intervention in the banking sector, which the Group expects to continue for the foreseeable future. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of the Group and could materially adversely affect the Group’s business.

Areas where changes could have an adverse impact include, but are not limited to:

(i)	the monetary, interest rate and other policies of central banks and regulatory authorities;

(ii)

general changes in government or regulatory policy, or changes in regulatory regimes that may significantly influence investor decisions in particular markets in which the Group operates, may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

(iii)	changes to prudential regulatory rules relating to capital adequacy and liquidity frameworks;

(iv)	external bodies applying or interpreting standards or laws differently to those applied by the Group historically;

(v)	changes in competition and pricing environments;

(vi)	further developments in requirements relating to financial reporting, corporate governance, conduct of business and employee compensation;

(vii)	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and

(viii)	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group’s products and services.

In the United Kingdom and elsewhere, there is increased political and regulatory scrutiny of the banking industry and, in particular, retail banking. The UK Government, the FSA and other regulators in the United Kingdom or overseas may intervene further in relation to areas of industry risk already identified, or in new areas, which could adversely affect the Group.

Increased regulatory intervention may lead to requests from regulators to carry out wide ranging reviews of past sales and/or sales practices. In the United Kingdom, the Competition Commission, the FSA and the Office of Fair Trading (OFT) have recently carried out, or are currently conducting, several inquiries. Regulatory reviews and investigations may result in enforcement actions and public sanction, which could expose the Group to an increased risk of litigation in addition to financial penalties and/or the deployment of such regulatory tools as the relevant regulator deems appropriate in the circumstances.

In addition, the Group faces increased political and regulatory scrutiny as a result of the Group’s perceived size and systemic importance following the acquisition of HBOS. Such scrutiny may focus on, or include review of, the historical operations of the HBOS Group as well as the characteristics of the enlarged Group. The outcome of any regulatory review, proceeding or complaint against the Group, including HBOS, is inherently uncertain and difficult to predict. In clearing the acquisition of HBOS without a reference to the UK Competition Commission, the Secretary of State noted that there were some competition concerns identified by the OFT in the markets for personal current accounts and mortgages in Great Britain and the market for SME banking in Scotland. The OFT has also reiterated that it will consider whether to refer any banking markets to the Competition Commission if it identifies any prevention, restriction or distortion of competition.

In April 2009 the OFT indicated its intention to focus its efforts in the financial services markets on the banking sector, including credit, leasing and debt recovery activities. Amongst other plans, it has announced its intention to launch a review of the unsecured consumer credit sector in 2009.

The FSA published the Turner Review (‘A Regulatory Response to the Global Banking Crisis’) on 18 March 2009. The Turner Review assesses the various factors which contributed to the severe financial problems suffered by banks at the end of 2008, and then considers a wide range of proposals to counter these factors and reform global financial regulation. These proposals include significantly increasing banks’ minimum regulatory capital requirements, regulating banks’ liquidity requirements, requiring banks to establish capital buffers, a maximum growth leverage ratio to prevent banks’ excessive expansion, authorities’ power to obtain information on significant unregulated financial institutions, central counterparty clearing of credit derivatives, and a major shift in the supervisory approach of the FSA, with an increased focus on high impact, complex and systemically important firms, business models and approved persons’ technical skills. New arrangements for co-ordinated cross-border supervision of international and EU banking groups are also proposed. The FSA has also published a discussion paper intended to elicit market participants’ comments on many of the proposals contained in the Turner Review. The impact of the proposals on banks and their business models is likely, in the view of the Group, to be very significant. The fundamental changes to capital and liquidity requirements could have a substantial impact on the shape of banks’ business models. In the Group’s view, banks can also expect a shift from the previous ‘light touch’ principles-based regime to an intensive, and interventionist, rules-based regime. The cost of compliance with these proposals may well lead to reduced profitability, as well as to a lower return on equity.

The FSA published a Feedback Statement on the Turner Review and associated discussion paper on 30 September 2009. This continues the debate regarding how systemically important firms are dealt with, suggesting they should be required to produce recovery and resolution plans (‘living wills’) setting out how operations would be resolved in the event that the bank fails. Given the Group’s systemic importance this is highly significant. If a bank’s living will is deemed insufficient by the FSA and contains serious obstacles to resolution it could result in restructuring of the relevant bank’s group.

A second Turner Review discussion paper (October 2009) developed issues highlighted for further discussion in the March review, specifically how to offset the moral hazard created by the existence of systemically important banks and the cumulative impact of changes to the capital and liquidity schemes. Key proposals include: using contingent capital which converts to equity when required; reducing the interconnectedness of large cross-border banks; restricting retail banks from engaging in proprietary trading activities; and emphasising the need to prioritise capital conservation and enhancement above employee bonus payments.

RISK FACTORS

Amendments to a number of EU directives are being considered, including the Distance Marketing Directive, Markets in Financial Instruments Directive; Capital Requirements Directive, E-Money Directive, Undertakings for Collective Investment in Transferable Securities (UCITS) Directive and the Financial Groups Directive.

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

In the United Kingdom, firms within the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the United Kingdom, the Financial Services Compensation Scheme (FSCS) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it. The FSCS is funded by levies on firms authorised by the FSA, including firms within the Group. The recent arrangements put in place to protect the depositors of Bradford & Bingley and other failed deposit-taking institutions involving the FSCS are expected to result in a significant increase in the levies made by the FSCS on the industry. The Group continues to provide for its share of the management expenses levy and the estimated interest cost on the FCSC borrowings. Going forward, further provisions in respect of these costs are likely to be necessary until the borrowings are repaid. The ultimate cost to the industry, which will also include the cost of any compensation payments made by the FSCS and, if necessary, the cost of meeting any shortfall after recoveries on the borrowings entered into by the FSCS, remains uncertain although it may be significant and the associated costs to the Group may have a material adverse effect on its results of operations and financial condition.

The FSA requires that UK deposit-taking institutions develop systems by 31 December 2010 to produce a Single Customer View (SCV), providing an aggregated view of each customer’s eligibility for compensation in the event of a failure. In the event that the Group fails to deliver such a project to the regulator’s standards or timetables, there is the risk of public sanction, financial penalty and/or the deployment by the FSA of such other regulatory tools as it deems appropriate to the circumstances. Other potential changes to the FSCS arrangements with the potential to require the Group to incur additional costs or expose the Group to risks may arise from ongoing discussions at the national and European Union levels around the future design of deposit protection schemes, including but not limited to potentially increasing the level of protection which is accorded to deposits and/or moving to pre-funding of compensation schemes. FSA intends to carry out a consultation exercise in the fourth quarter of 2010 before introducing any further proposals relating to the FSCS.

From 1 January 2010 (subject to the rules of the FSCS):

–	eligible deposit claimants remain entitled to receive 100 per cent. compensation for financial loss up to £50,000;

–	eligible investment business and mortgage advice and arranging claimants are entitled to receive 100 per cent. compensation for financial loss up to £50,000; and

–	eligible insurance claimants are entitled to receive 90 per cent. of the claim (except compulsory insurance for which it is 100 per cent. of the claim).

On 16 March 2009, the European Directive on Deposit Guarantee Schemes (1994/19/EC) was amended by Directive 2009/14/EC (the Amended Directive). The Amended Directive required EU Member States, by 30 June 2009, to increase the minimum level of coverage they provide for deposits from €20,000 to €50,000 and to reduce the payout period in the event of bank failure from three months to 20 days. Furthermore, by 31 December 2010, Member States must set coverage for the aggregate deposits of each depositor at €100,000.

The FSA announced further changes to the FSCS on 24 July 2009, which in part seek to implement the fast payout rules set out under the Amended Directive referred to above through a SCV. In addition, the other key changes announced by the FSA to the FSCS include the following:

–	Changing the payout of compensation to avoid customers who hold loans and deposits with the same institution having any debt deducted from their compensation;

–	Widening eligibility of the FSCS to include more individuals;

–	Introducing a requirement that deposit takers must disclose the existence of the FSCS and the level of protection it offers to help familiarise consumers with the services it provides; and

–	If an institution operates under a number of trading names, it must tell its customers which of the different trading names are covered by a particular authorisation.

The Group is exposed to various forms of legal and regulatory risk, including the risk of mis-selling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a material adverse effect on its results or its relations with its customers.

The Group is exposed to many forms of legal and regulatory risk, which may arise in a number of ways. Primarily:

(i)

certain aspects of the Group’s business may be determined by the authorities, the Financial Ombudsman Service (FOS) or the courts as not being conducted in accordance with applicable laws or regulations, or, in the case of FOS, with what is fair and reasonable in the Ombudsman’s opinion;

(ii)

the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of the Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers; all of which may require additional provisions;

(iii)	contractual obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;

(iv)

the Group holds accounts for a number of customers that might be or are subject to interest from various regulators and authorities including the Serious Fraud Office, those in the US and others. The Group is not aware of any current investigation into the Group as a result of any such enquiries but cannot exclude the possibility of the Group’s conduct being reviewed as part of any such investigations;

(v)	the intellectual property of the Group (such as trade names) may not be adequately protected; and

(vi)	the Group may be liable for damages to third parties harmed by the conduct of its business.

RISK FACTORS

In addition, the Group faces risk where legal or regulatory proceedings, or other complaints are brought against it in the UK High Court or elsewhere, or in jurisdictions outside the UK, including other European countries and the United States (which may include class action lawsuits), for example, see note 52 to the consolidated financial statements. A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions.

Failure to manage these risks adequately could impact the Group adversely, both financially and reputationally, through an adverse impact on the Group’s brands.

OPERATIONAL RISKS AND RELATED ISSUES

The Group could fail to attract or retain senior management or other key employees.

The Group’s success depends on the ability and experience of its senior management and other key employees. The loss of the services of certain key employees, particularly to competitors, could have a material adverse effect on the Group’s results of operations, financial condition and prospects. In addition, as the Group’s businesses develop, both in the UK and in other jurisdictions, future success will depend on the ability to attract and retain highly-skilled and qualified personnel, which cannot be guaranteed, particularly in light of the increased regulatory intervention in financial institutions and management compensation arrangements coming under government prescription. For example, the Group’s remuneration arrangements are subject to the FSA’s Rule and supporting Code on remuneration (which only apply to certain financial institutions), effective from 1 January 2010 for the 2009 performance year. In addition, in the GAPS Withdrawal Deed, the Company has acknowledged to HM Treasury its commitment to the principle that, from 2010, it should be at the leading edge of implementing the G20 principles, the FSA code and any remuneration provisions accepted by the Government from the Walker Review, provided that this principle shall always allow the Group to operate on a level playing field with its competitors. Furthermore, the Company has agreed with HM Treasury the specific deferral and clawback terms which will apply to any bonuses in respect of the 2009 performance year and these may affect the Group’s ability to offer competitive remuneration arrangements.

Therefore, depending on the nature of the remuneration arrangements developed, staff retention and recruitment may become more difficult. The failure to attract or retain a sufficient number of appropriate personnel could significantly impede the Group’s financial plans, growth and other objectives and have an adverse effect on its business, financial position and results of operations.

In addition, failure to manage trade union relationships effectively may result in disruption to the business and its operations causing potential financial and reputational loss.

Weaknesses or failures in the Group’s internal processes and procedures and other operational risks could materially adversely affect the Group’s results of operations, financial condition and prospects and could result in reputational damage.

Operational risks, through inadequate or failed internal processes and/or systems (including financial reporting and risk monitoring processes) or from people-related or external events, including the risk of fraud and other criminal acts carried out against the Group, are present in the Group’s businesses. The Group’s businesses are dependent on their ability to process and report accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness in such internal controls and processes could have a negative impact on the Group’s results or its ability to report adequately such results during the affected period. Furthermore, damage to the Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in Group systems or processes could have a significant adverse impact on the Group’s businesses. Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that either the Company or any relevant company within the Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FSA (as the case may be).

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

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include impairment of financial assets; valuation of financial instruments; pensions; goodwill; insurance and taxation; which are discussed in detail in ‘Critical Accounting Estimates and Judgements’ set out on pages F-19 to F-23 of this document.

If the judgements, estimates and assumptions used by the Group in preparing its consolidated financial statements are subsequently found to be incorrect, there could be a material impact on the Group’s results of operations and a corresponding impact on its funding requirements and capital ratios.

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

RISK FACTORS

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

Following the acquisition of HBOS, any further increase in HM Treasury’s shareholding percentage in the Company, or the aggregation of HM Treasury’s interests with that of other shareholders holding 5 per cent or more, could lead to the Group suffering adverse tax consequences.

Certain companies have material tax losses and reliefs which they anticipate carrying forward to reduce tax payable in the future and restrictions on the ability to utilise these losses and reliefs could affect the post-tax profitability and capital position of the Group.

Following the acquisition of HBOS, actions which could possibly cause the loss of these reliefs to occur would include any further increase in HM Treasury’s shareholding in Lloyds Banking Group plc, or the aggregation of HM Treasury’s interests with that of other shareholders holding 5 per cent or more. These actions, if coupled with the occurrence of certain specified events in relation to the Group companies (including a major change in the nature or conduct of a trade carried on by such a Group company or an increase in capital of such a Group company with an investment business) would, in the case of legacy HBOS Group companies, and could, in the case of legacy Lloyds TSB Group companies, cause restrictions on the ability to utilise these losses and reliefs.

The Company considers that it will be able to conduct its business, and the business of the Group, in a manner which avoids the occurrence of these specified events. However, the ability to do so cannot be predicted with any certainty at the date of this document.

FORWARD LOOKING STATEMENTS

This annual report includes certain forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future.

Examples of such forward looking statements include, but are not limited to, projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, expenditures or any other financial items or ratios; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of the integration of HBOS and the achievement of certain synergy targets; statements about the future business and economic environments in the United Kingdom (UK) and elsewhere including future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments and any impact on the Group; statements about strategic goals, competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds Banking Group or on Lloyds Banking Group’s behalf include, but are not limited to the risks identified above under Risk factors, as well as general economic conditions in the UK and internationally; inflation, deflation, interest rates, policies of the Bank of England and other G8 central banks and interest rate, exchange rate, market and monetary fluctuations; changing demographic developments including mortality and changing customer behaviour including consumer spending, saving and borrowing habits, borrower credit quality, technological changes, natural and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes, people and systems; terrorist acts and other acts of war or hostility and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, taxation, government policies, including those relating to share ownership, or accounting standards or practices and similar contingencies outside Lloyds Banking Group’s control; the ability to derive cost savings and other benefits as well as mitigate exposures from the acquisition and integration of HBOS; inadequate or failed internal or external processes, people and systems; exposure to regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the degree of borrower credit quality; the ability to achieve value-creating mergers and/or acquisitions at the appropriate time and prices and the success of Lloyds Banking Group in managing the risks of the foregoing.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by law, the forward looking statements contained in this annual report are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this annual report to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

LLOYDS BANKING GROUP STRUCTURE

The following is a list of the significant subsidiaries of Lloyds Banking Group plc at 31 December 2009.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office

Lloyds TSB Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
Scottish Widows plc	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8Y
HBOS plc	Scotland	100%	Holding company	The Mound Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound Edinburgh EH1 1YZ
Clerical Medical Investment Group Limited	England	100%*	Life assurance	33 Old Broad Street London EC2N 1HZ

*	Indirect interest

THIS PAGE IS INTENTIONALLY LEFT BLANK

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LLOYDS BANKING GROUP PLC

In our opinion, the accompanying consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated statement of changes in equity and consolidated cash flow statement present fairly, in all material respects, the financial position of Lloyds Banking Group plc and its subsidiaries (the Company) at 31 December 2009 and 2008 and the results of their operations and cash flows for each of the three years in the period ended 31 December 2009, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Corporate governance – Management report on internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting as of 31 December 2009 excludes internal controls over the HBOS plc business which was acquired in a purchase business combination on 16 January 2009, except for controls over certain assets where the progress of integration with the Company’s assets made it possible for these to be included. We have also excluded HBOS plc from our audit of internal control over financial reporting, except for controls over certain assets where the progress of integration with the Company’s assets made it possible for these to be included. The HBOS plc business which has not been included represented approximately 49 per cent of the Company’s total income and 56 per cent of the Company’s total assets for the year ended 31 December 2009.

PricewaterhouseCoopers LLP
Edinburgh, United Kingdom

25 February 2010, except for note 4 to the consolidated financial statements, as to which the date is 13 May 2010

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2009

		2009		2008[1]		2007[1]
	Note	£ million		£ million		£ million
Interest and similar income		28,238		17,569		16,874
Interest and similar expense		(19,212)		(9,851)		(10,775)
Net interest income	5	9,026		7,718		6,099
Fee and commission income		4,254		3,231		3,224
Fee and commission expense		(1,517)		(694)		(600)
Net fee and commission income	6	2,737		2,537		2,624
Net trading income	7	19,098		(9,186)		3,123
Insurance premium income	8	8,946		5,412		5,430
Other operating income	9	5,490		528		942
Other income		36,271		(709)		12,119
Total income		45,297		7,009		18,218
Insurance claims	10	(22,019)		2,859		(7,522)
Total income, net of insurance claims		23,278		9,868		10,696
Operating expenses	11	(15,984)		(6,100)		(5,568)
Trading surplus		7,294		3,768		5,128
Impairment	12	(16,673)		(3,012)		(1,796)
Share of results of joint ventures and associates	13	(752)		4		10
Profit on sale of businesses	9	—		—		657
Gain on acquisition	14	11,173		—		—
Profit before tax		1,042		760		3,999
Taxation	15	1,911		38		(679)
Profit for the year		2,953		798		3,320
Profit attributable to minority interests		126		26		32
Profit attributable to equity shareholders		2,827		772		3,288
Profit for the year		2,953		798		3,320
Basic earnings per share	16	7.5	p	6.7	p	28.9	p
Diluted earnings per share	16	7.5	p	6.6	p	28.7	p

The accompanying notes are an integral part of the consolidated financial statements.

1     Restated for IFRS 2 (Revised)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2009

	2009	2008[1]	2007[1]
	£ million	£ million	£ million
Profit for the year	2,953	798	3,320
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax:
Change in fair value	1,936	(2,031)	(436)
Transferred to income statement in respect of disposals	(74)	(19)	(5)
Transferred from income statement in respect of impairment	453	102	49
Other transfers to income statement	(67)	(66)	(6)
	2,248	(2,014)	(398)
Movement in cash flow hedging reserve, net of tax:
Effective portion of changes in fair value taken to other comprehensive income	(382)	(24)	(14)
Net gains transferred to the income statement	92	12	(1)
	(290)	(12)	(15)
Currency translation differences, net of tax	(219)	(362)	16
Other comprehensive income for the year, net of tax	1,739	(2,388)	(397)
Total comprehensive income for the year	4,692	(1,590)	2,923

Total comprehensive income attributable to minority interests	107	54	31
Total comprehensive income attributable to equity shareholders	4,585	(1,644)	2,892
Total comprehensive income for the year	4,692	(1,590)	2,923

[1] Restated for IFRS 2 (Revised)

CONSOLIDATED BALANCE SHEET
at 31 December 2009

		2009	2008
	Note	£ million	£ million
Assets
Cash and balances at central banks		38,994	5,008
Items in the course of collection from banks		1,579	946
Trading and other financial assets at fair value through profit or loss	17	150,011	45,064
Derivative financial instruments	18	49,928	28,884
Loans and receivables:
Loans and advances to banks	19	35,361	38,733
Loans and advances to customers	20	626,969	240,344
Debt securities	23	32,652	4,416
		694,982	283,493
Available-for-sale financial assets	25	46,602	55,707
Investment properties	26	4,757	2,631
Investments in joint ventures and associates	13	479	55
Goodwill	27	2,016	2,256
Value of in-force business	28	6,685	1,893
Other intangible assets	29	4,087	197
Tangible fixed assets	30	9,224	2,965
Current tax recoverable		680	300
Deferred tax assets	42	5,006	833
Other assets	31	12,225	5,801
Total assets		1,027,255	436,033

The accompanying notes are an integral part of the consolidated financial statements.

The directors approved the consolidated financial statements on 25 February 2010, except for note 4, as to which the date is 13 May 2010.

Sir Winfried Bischoff	J Eric Daniels	Tim J W Tookey
Chairman	Group Chief Executive	Group Finance Director

CONSOLIDATED BALANCE SHEET
at 31 December 2009

		2009	2008
Equity and liabilities	Note	£ million	£ million
Liabilities
Deposits from banks	32	82,452	66,514
Customer deposits	33	406,741	170,938
Items in course of transmission to banks		1,037	508
Trading and other financial liabilities at fair value through profit or loss	34	28,271	6,754
Derivative financial instruments	18	40,485	26,892
Notes in circulation		981	—
Debt securities in issue	35	233,502	75,710
Liabilities arising from insurance contracts and participating investment contracts	36	76,179	33,792
Liabilities arising from non-participating investment contracts	38	46,348	14,243
Unallocated surplus within insurance businesses	39	1,082	270
Other liabilities	40	29,320	11,456
Retirement benefit obligations	41	780	1,771
Current tax liabilities		51	—
Deferred tax liabilities	42	209	—
Other provisions	43	983	230
Subordinated liabilities	44	34,727	17,256
Total liabilities		983,148	426,334
Equity
Share capital	45	10,472	1,513
Share premium account	46	14,472	2,096
Other reserves	47	7,086	(2,476)
Retained profits	48	11,248	8,260
Shareholders’ equity		43,278	9,393
Minority interests		829	306
Total equity		44,107	9,699
Total equity and liabilities		1,027,255	436,033

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders

	Share capital and premium £ million	Other reserves £ million	Retained profits[1] £ million	Minority interests £ million	Total[1] £ million

Balance at 1 January 2007	2,695	336	8,124	352	11,507
Total comprehensive income	—	(396)	3,288	31	2,923
Dividends	—	—	(1,957)	(19)	(1,976)
Purchase/sale of treasury shares	—	—	(1)	—	(1)
Employee share option schemes:
Value of employee services	—	—	17	—	17
Proceeds from shares issued	35	—	—	—	35
Repayment of capital to minority shareholders	—	—	—	(80)	(80)

Balance at 31 December 2007	2,730	(60)	9,471	284	12,425
Total comprehensive income	—	(2,416)	772	54	(1,590)
Dividends	—	—	(2,042)	(29)	(2,071)
Private placement of ordinary shares	760	—	—	—	760
Purchase/sale of treasury shares	—	—	16	—	16
Employee share option schemes:
Value of employee services	—	—	43	—	43
Proceeds from shares issued	119	—	—	—	119
Repayment of capital to minority shareholders	—	—	—	(3)	(3)

Balance at 31 December 2008	3,609	(2,476)	8,260	306	9,699
Total comprehensive income	—	1,758	2,827	107	4,692
Dividends	—	—	—	(116)	(116)
Issue of ordinary shares:
Placing and open offer	649	3,781	—	—	4,430
Issued on acquisition of HBOS	1,944	5,707	—	—	7,651
Placing and compensatory open offer	3,905	—	—	—	3,905
Rights issue	13,112	—	—	—	13,112
Issued to Lloyds TSB Foundations	41	—	—	—	41
Transfer to merger reserve	(1,000)	1,000	—	—	—
Redemption of preference shares	2,684	(2,684)	—	—	—
Purchase/sale of treasury shares	—	—	45	—	45
Employee share option schemes:
Value of employee services	—	—	116	—	116
Adjustment on acquisition	—	—	—	5,567	5,567
Extinguishment of minority interests	—	—	—	(5,035)	(5,035)

Balance at 31 December 2009	24,944	7,086	11,248	829	44,107

1Restated for IFRS 2 (Revised)

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2009

	Note		2009 £ million	2008[1] £ million	2007[1] £ million

Profit before tax			1,042	760	3,999
Adjustments for:
Change in operating assets	55	(A)	61,942	(43,025)	(16,982)
Change in operating liabilities	55	(B)	(105,927)	80,933	21,541
Non-cash and other items	55	(C)	8,907	(4,017)	2,785
Tax received (paid)			301	(810)	(859)

Net cash (used in) provided by operating activities			(33,735)	33,841	10,484

Cash flows from investing activities
Purchase of available-for-sale financial assets			(455,816)	(144,680)	(21,667)
Proceeds from sale and maturity of available-for-sale financial assets			490,561	110,470	19,468
Purchase of fixed assets			(2,689)	(1,436)	(1,334)
Proceeds from sale of fixed assets			2,129	579	982
Acquisition of businesses, net of cash acquired	55	(F)	16,227	(19)	(8)
Disposal of businesses, net of cash disposed	55	(G)	411	—	1,476

Net cash provided by (used in) investing activities			50,823	(35,086)	(1,083)

Cash flows from financing activities
Dividends paid to equity shareholders			—	(2,042)	(1,957)
Dividends paid to minority interests	55	(E)	(116)	(29)	(19)
Interest paid on subordinated liabilities			(2,622)	(771)	(709)
Proceeds from issue of subordinated liabilities	55	(E)	4,187	3,021	—
Proceeds from issue of ordinary shares	55	(E)	21,533	879	35
Repayment of subordinated liabilities	55	(E)	(6,897)	(381)	(300)
Repayment of capital to minority shareholders	55	(E)	(33)	(3)	(80)

Net cash provided by (used in) financing activities			16,052	674	(3,030)

Effects of exchange rate changes on cash and cash equivalents			(210)	1,440	82
Change in cash and cash equivalents			32,930	869	6,453
Cash and cash equivalents at beginning of year			32,760	31,891	25,438

Cash and cash equivalents at end of year	55	(D)	65,690	32,760	31,891

The accompanying notes are an integral part of the consolidated financial statements.

1     Restated for IFRS 2 (Revised)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The consolidated financial statements of Lloyds Banking Group plc (prior to 16 January 2009 known as Lloyds TSB Group plc) have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU). IFRS comprises accounting standards prefixed IFRS issued by the International Accounting Standards Board (IASB) and those prefixed IAS issued by the IASB’s predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and its predecessor body. The EU endorsed version of IAS 39 Financial Instruments: Recognition and Measurement relaxes some of the hedge accounting requirements; the Group has not taken advantage of this relaxation, and therefore there is no difference in application to the Group between IFRS as adopted by the EU and IFRS as issued by the IASB.

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. The going concern of the Company and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the directors have considered a number of key dependencies which are set out in Operating and financial review and prospects – Risk management – Principal risks and Operating and financial review and prospects – Financial soundness and additionally have considered projections for the Group’s capital and funding position. Having considered these, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the accounts.

To provide a more relevant presentation of the Group’s financial instruments, additional line items have been added to the consolidated balance sheet to show debt securities classified as loans and receivables separately. Comparatives have been reclassified to conform to the revised presentation.

The following IFRS pronouncements relevant to the Group have been adopted in these consolidated financial statements:

(i)

IAS 1 Presentation of Financial Statements. The revised standard prohibits the presentation of items of income and expense (that is ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity are required to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has elected to present two statements: an income statement and a statement of comprehensive income. The financial statements have been prepared under the revised disclosure requirements; the application of this revised standard, which affects presentation only, has not had any impact on amounts recognised in these financial statements.

(ii)

Amendment to IFRS 2 Share-based Payment – ‘Vesting Conditions and Cancellations’. This amendment to IFRS 2 restricts the definition of ‘vesting condition’ to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The main impact of this amendment for the Group arises from cancellations by employees of contributions to the Group’s Save-As-You-Earn (SAYE) schemes; in the event of a cancellation the Group must recognise immediately the amount of the expense that would have otherwise been recognised over the remainder of the vesting period. Under the former IFRS 2, such cancellations would have resulted in the reversal of the costs recognised in current and prior periods in respect of the SAYE schemes concerned for the relevant employees. The amendment is applied retrospectively and has resulted in a restatement of the 2008 comparatives. The effect has been to increase operating expenses and reduce profit before tax by £43 million in 2009 (2008: £47 million; 2007: £1 million) but has had no effect on the Group’s balance sheet or shareholders’ equity as the increased expense is offset by movements in retained profits.

(iii)

Amendments to IFRS 7 Financial Instruments: Disclosures – ‘Improving Disclosures about Financial Instruments’. The amendments require enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of a three level fair value measurement hierarchy for financial instruments carried on the Group’s balance sheet at fair value. As the amendments only result in additional disclosures, the amendments have not had any impact on amounts recognised in these financial statements.

(iv)

IFRS 8 Operating Segments. This new standard replaces IAS 14 Segment Reporting and requires reporting of financial and descriptive information about operating segments which are based on how financial information is reported and evaluated internally. The segment information for the year ended 31 December 2009 and for the corresponding comparative period is presented in note 4. The application of this new standard, which affects disclosures only, has not had any impact for amounts recognised in these financial statements.

The application of the following IFRS pronouncements which all became effective in 2009 has had no material impact on these financial statements:

–

Amendments to IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement. This amendment clarifies that a reassessment of embedded derivatives is required whenever a financial asset has been reclassified out of the fair value through profit or loss category.

–

IFRIC 13 Customer Loyalty Programmes. This interpretation addresses accounting by entities who grant customer loyalty award credits to customers as part of sales transactions and which can be redeemed in the future for free or discounted goods or services. The majority of customer loyalty award schemes are operated by third parties.

–

IFRIC 16 Hedges of a Net Investment in a Foreign Operation. This interpretation provides guidance on accounting for hedges of net investments in foreign operations in an entity’s consolidated financial statements.

–

IAS 23 Borrowing Costs. This revised standard requires interest and other costs incurred in connection with the borrowing of funds to be recognised as an expense excepting that those which are directly attributable to the acquisition, construction or production of assets that take a substantial period of time to get ready for their intended use or sale must be capitalized as part of the cost of those assets.

–

Amendments to IAS 32 and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation. The amendments require some puttable financial instruments (being those which give the holder the right to put the instrument back to the issuer for cash or another financial asset) and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity.

–	Improvements to IFRSs (issued May 2008). Sets out minor amendments to IFRS standards as part of annual improvements process. Most amendments clarified existing practice.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2009 and which have not been applied in preparing these financial statements are given in note 56.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES

The Group’s accounting policies are set out below.

(A) CONSOLIDATION

The assets, liabilities and results of Group undertakings (including special purpose entities) are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include subsidiaries, associates and joint ventures.

(1) SUBSIDIARIES

Subsidiaries include entities over which the Group has the power to govern the financial and operating policies which generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases. Details of the principal subsidiaries are given in note 9 to the parent company financial statements.

Investment vehicles, such as Open Ended Investment Companies (OEICs), where the Group has control, typically through acting as fund manager and the life funds having a beneficial interest greater than 50 per cent, are consolidated. The minority unitholders’ interest is reported in other liabilities.

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

(2) JOINT VENTURES AND ASSOCIATES

Joint ventures are entities over which the Group has joint control under a contractual arrangement with other parties. Associates are entities over which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is the power to participate in the financial and operating policy decisions of the entity and is normally achieved through holding between 20 per cent and 50 per cent of the voting share capital of the entity.

The Group utilises the venture capital exemption for investments where significant influence or joint control is present and the business unit operates as a venture capital business. These investments are designated at initial recognition at fair value through profit or loss. Otherwise, the Group’s investments in joint ventures and associates are accounted for by the equity method of accounting and are initially recorded at cost and adjusted each year to reflect the Group’s share of the post-acquisition results of the joint venture or associate based on audited accounts which are coterminous with the Group or made up to a date which is not more than three months before the Group’s reporting date. The share of any losses is restricted to a level that reflects an obligation to fund such losses.

(B) GOODWILL

Goodwill arises on business combinations, including the acquisition of subsidiaries, and on the acquisition of interests in joint ventures and associates; goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired. Where the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities of the acquired entity is greater than the cost of acquisition, the excess is recognised immediately in the income statement.

Goodwill is recognised as an asset at cost and is tested at least annually for impairment. If an impairment is identified the carrying value of the goodwill is written down immediately through the income statement and is not subsequently reversed. Goodwill arising on acquisitions of associates and joint ventures is included in the Group’s investment in joint ventures and associates. At the date of disposal of a subsidiary, the carrying value of attributable goodwill is included in the calculation of the profit or loss on disposal except where it has been written off directly to reserves in the past.

(C) OTHER INTANGIBLE ASSETS

Other intangible assets include brands, core deposit intangibles, purchased credit card relationships, customer-related intangibles and capitalised software enhancements. Intangible assets which have been determined to have a finite useful life are amortised on a straight line basis over their estimated useful life as follows:

Capitalised software enhancements	up to 5 years
Brands (which have been assessed as having finite lives)	10-15 years
Customer-related intangibles	up to 10 years
Core deposit intangibles	up to 8 years
Purchased credit card relationships	5 years

Intangible assets with finite useful lives are reviewed at each reporting date to assess whether there is any indication that they are impaired. If any such indication exists the recoverable amount of the asset is determined and in the event that the asset’s carrying amount is greater than its recoverable amount, it is written down immediately. Certain brands have been determined to have an indefinite useful life and are not amortised. Such intangible assets are reassessed annually to reconfirm that an indefinite useful life remains appropriate. In the event that an indefinite life is inappropriate a finite life is determined and an impairment review is performed on the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

(D) REVENUE RECOGNITION

Interest income and expense are recognised in the income statement for all interest-bearing financial instruments, except for those classified at fair value through profit or loss, using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

The effective interest rate is calculated on initial recognition of the financial asset or liability by estimating the future cash flows after considering all the contractual terms of the instrument but not future credit losses. The calculation includes all amounts expected to be paid or received by the Group including expected early redemption fees and related penalties and premiums and discounts that are an integral part of the overall return. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account in the calculation. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss (see accounting policy 2(H)).

Fees and commissions which are not an integral part of the effective interest rate are generally recognised when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan once drawn. Where it is unlikely that loan commitments will be drawn, loan commitment fees are recognised over the life of the facility. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group retains no part of the loan package for itself or retains a part at the same effective interest rate for all interest-bearing financial instruments, including loans and advances, as for the other participants.

Dividend income is recognised when the right to receive payment is established.

Revenue recognition policies specific to life insurance and general insurance business are detailed below (see accounting policy 2(O)).

(E) FINANCIAL ASSETS AND LIABILITIES

On initial recognition, financial assets are classified into fair value through profit or loss, available-for-sale financial assets or loans and receivables. Financial liabilities are measured at amortised cost, except for trading liabilities and other financial liabilities designated at fair value through profit or loss on initial recognition which are held at fair value. Purchases and sales of securities and other financial assets and liabilities are recognised on trade date, being the date that the Group is committed to purchase or sell an asset.

(1) FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial instruments are classified at fair value through profit or loss where they are trading securities or where they are designated at fair value through profit or loss by management. Derivatives are carried at fair value (see accounting policy 2(F)).

Trading securities are debt securities and equity shares acquired principally for the purpose of selling in the short term or which are part of a portfolio which is managed for short-term gains. Such securities are classified as trading securities and recognised in the balance sheet at their fair value. Gains and losses arising from changes in their fair value together with interest coupons and dividend income are recognised in the income statement within net trading income in the period in which they occur.

Other financial assets and liabilities at fair value through profit or loss are designated as such by management upon initial recognition. Such assets and liabilities are carried in the balance sheet at their fair value and gains and losses arising from changes in fair value together with interest coupons and dividend income are recognised in the income statement within net trading income in the period in which they occur. Financial assets and liabilities are designated at fair value through profit or loss on acquisition in the following circumstances:

–

it eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets and liabilities or recognising gains or losses on different bases. The main type of financial assets designated by the Group at fair value through profit or loss are assets backing insurance contracts and investment contracts issued by the Group’s life insurance businesses. Fair value designation allows changes in the fair value of these assets to be recorded in the income statement along with the changes in the value of the associated liabilities, thereby significantly reducing the measurement inconsistency had the assets been classified as available-for-sale financial assets.

–

the assets and liabilities are part of a group which is managed, and its performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, with management information also prepared on this basis. As noted in accounting policy 2(A)(2), certain of the Group’s investments are managed as venture capital investments and evaluated on the basis of their fair value and these assets are designated at fair value through profit or loss.

–	where the assets and liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for.

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Refer to note 3 (Critical accounting estimates and judgements: Valuation of financial instruments) and note 53(3) (Financial instruments: Fair values of financial assets and liabilities) for details of valuation techniques and significant inputs to valuation models.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

(2) AVAILABLE-FOR-SALE FINANCIAL ASSETS

Debt securities and equity shares that are not classified as trading securities, at fair value through profit or loss or as loans and receivables are classified as available-for-sale financial assets and are recognised in the balance sheet at their fair value, inclusive of transaction costs. Available-for-sale financial assets are those intended to be held for an indeterminate period of time and may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. Gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognised directly in other comprehensive income, until the financial asset is either sold, becomes impaired or matures, at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement. Interest calculated using the effective interest method and foreign exchange gains and losses on debt securities denominated in foreign currencies are recognised in the income statement.

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

(3) LOANS AND RECEIVABLES

Loans and receivables include loans and advances to banks and customers and eligible assets including those transferred into this category out of the fair value through profit or loss or available-for-sale financial assets categories. Loans and receivables are initially recognised when cash is advanced to the borrowers at fair value inclusive of transaction costs or, for eligible assets transferred into this category, their fair value at the date of transfer. Financial assets classified as loans and receivables are accounted for at amortised cost using the effective interest method (see accounting policy 2(D)) less provision for impairment (see accounting policy 2(H)).

The Group has entered into securitisation and similar transactions to finance certain loans and advances to customers. These loans and advances to customers continue to be recognised by the Group, together with a corresponding liability for the funding.

(4) BORROWINGS

Borrowings (which include deposits from banks, customer deposits, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds net of transaction costs incurred. These instruments are subsequently stated at amortised cost using the effective interest method.

Preference shares and other instruments which carry a mandatory coupon or are redeemable on a specific date are classified as financial liabilities. The coupon on these instruments is recognised in the income statement as interest expense.

An exchange of financial liabilities on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the new financial liability is recognised in profit or loss together with any related costs or fees incurred.

When a financial liability is exchanged for an equity instrument, the new equity instrument is recognised at fair value and any difference between the original carrying value of the liability and the fair value of the new equity is recognised in the profit or loss together with any related costs or fees incurred.

(5) SALE AND REPURCHASE AGREEMENTS

Securities sold subject to repurchase agreements (repos) continue to be recognised on the balance sheet where substantially all of the risks and rewards are retained. Funds received under these arrangements are included in deposits from banks, customer deposits, or trading liabilities. Conversely, securities purchased under agreements to resell (reverse repos), where the Group does not acquire substantially all of the risks and rewards of ownership, are recorded as loans and receivables or trading securities. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities lent to counterparties are retained in the financial statements. Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.

(6) DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets are derecognised when the contractual right to receive cash flows from those assets has expired or when the Group has transferred its contractual right to receive the cash flows from the assets and either:

–	substantially all of the risks and rewards of ownership have been transferred; or

–	the Group has neither retained nor transferred substantially all the risks and rewards, but has transferred control.

Financial liabilities are derecognised when they are extinguished (ie when the obligation is discharged), cancelled or expire.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

(F) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

All derivatives are recognised at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and using valuation techniques, including discounted cash flow and option pricing models, as appropriate. Derivatives are carried in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 3 (Critical accounting estimates and judgements: Valuation of financial instruments) and note 53(3) (Financial instruments: Fair values of financial assets and liabilities) for details of valuation techniques and significant inputs to valuation models.

Changes in the fair value of any derivative instrument that is not part of a hedging relationship are recognised immediately in the income statement.

Derivatives embedded in financial instruments and insurance contracts (unless the embedded derivative is itself an insurance contract) are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. In accordance with IFRS 4 Insurance Contracts, a policyholder’s option to surrender an insurance contract for a fixed amount is not treated as an embedded derivative.

The method of recognising the movements in the fair value of the derivatives depends on whether they are designated as hedging instruments and, if so, the nature of the item being hedged. Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of the same. At the inception of the hedge relationship, formal documentation is drawn up specifying the hedging strategy, the hedged item and the hedging instrument and the methodology that will be used to measure the effectiveness of the hedge relationship in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship is tested both at inception and throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

The Group designates certain derivatives as either: (1) hedges of the fair value of the particular risks inherent in recognised assets or liabilities (fair value hedges); (2) hedges of highly probable future cash flows attributable to recognised assets or liabilities (cash flow hedges); or (3) hedges of net investments in foreign operations (net investment hedges). These are accounted for as follows:

(1) FAIR VALUE HEDGES

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk; this also applies if the hedged asset is classified as an available-for-sale financial asset. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. The cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity.

(2) CASH FLOW HEDGES

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(3) NET INVESTMENT HEDGES

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income, the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of. The hedging instrument in net investments hedges may include non-derivative liabilities as well as derivative financial instruments.

(G) OFFSET

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of set-off and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. In certain situations, even though master netting agreements exist, the lack of management intention to settle on a net basis results in the financial assets and liabilities being reported gross on the balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

(H) IMPAIRMENT OF FINANCIAL ASSETS

(1) ASSETS ACCOUNTED FOR AT AMORTISED COST

At each balance sheet date the Group assesses whether, as a result of one or more events occurring after initial recognition and prior to the balance sheet date, there is objective evidence that a financial asset or group of financial assets has become impaired.

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

For impaired debt instruments which are classified as loans and receivables, impairment losses are recognised in subsequent periods when it is determined that there has been a further negative impact on expected future cash flows. A reduction in fair value caused by general widening of credit spreads would not, of itself, result in additional impairment.

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

Equity securities acquired in exchange for loans in order to achieve an orderly realisation are accounted for as a disposal of the loan and an acquisition of equity securities. Where control is obtained over an entity as a result of the transaction, the entity is consolidated; where the Group has significant influence over an entity as a result of the transaction, the investment is accounted for by the equity method of accounting (see accounting policy 2(A)). Any subsequent impairment of the assets or business acquired is treated as an impairment of the relevant asset or business and not as an impairment of the original instrument.

(2) AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale financial asset is impaired. In addition to the criteria for financial assets accounted for at amortised cost set out above, this assessment involves reviewing the current financial circumstances (including creditworthiness) and future prospects of the issuer assessing the future cash flows expected to be realised and, in the case of equity shares, considering whether there has been a significant or prolonged decline in the fair value of the asset below its cost. If an impairment loss has been incurred, the cumulative loss measured as the difference between the acquisition cost (net of any principal repayment and amortisation) and the current fair value, less any impairment loss on that asset previously recognised, is reclassified from equity to the income statement. For impaired debt instruments, impairment losses are recognised in subsequent periods when it is determined that there has been a further negative impact on expected future cash flows; a reduction in fair value caused by general widening of credit spreads would not, of itself, result in additional impairment. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, an amount not greater than the original impairment loss is credited to the income statement; any excess is taken to other comprehensive income. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

(I) INVESTMENT PROPERTY

Investment property comprises freehold and long leasehold land and buildings that are held either to earn rental income or for capital appreciation or both. The Group’s investment property primarily relates to property held for long-term rental yields and capital appreciation within the life insurance funds. Investment property is carried in the balance sheet at fair value, being the open market value as determined in accordance with the guidance published by the Royal Institution of Chartered Surveyors. If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices. These valuations are reviewed at least annually by an independent valuation expert. Investment property being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value. Changes in fair value are recognised in the income statement as net trading income for investment property within the life insurance funds and as other operating income for other investment property.

(J) TANGIBLE FIXED ASSETS

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

(K) LEASES

(1) AS LESSEE

The leases entered into by the Group are primarily operating leases. Operating lease rentals payable are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the end of the lease period, any payment made to the lessor by way of penalty is recognised as an expense in the period of termination.

(2) AS LESSOR

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all the risks and rewards of ownership to the lessee but not necessarily legal title. All other leases are classified as operating leases. When assets are subject to finance leases, the present value of the lease payments, together with any unguaranteed residual value, is recognised as a receivable, net of provisions, within loans and advances to banks and customers. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance lease income. Finance lease income is recognised in interest income over the term of the lease using the net investment method (before tax) so as to give a constant rate of return on the net investment in the leases. Unguaranteed residual values are reviewed regularly to identify any impairment.

Operating lease assets are included within tangible fixed assets at cost and depreciated over their estimated useful lives, which equates to the lives of the leases, after taking into account anticipated residual values. Operating lease rental income is recognised on a straight-line basis over the life of the lease.

The Group evaluates non-lease arrangements such as outsourcing and similar contracts to determine if they contain a lease which is then accounted for separately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

(L) PENSIONS AND OTHER POST-RETIREMENT BENEFITS

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

The Group’s income statement charge includes the current service cost of providing pension benefits, the expected return on the schemes’ assets, net of expected administration costs, and the interest cost on the schemes’ liabilities. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are not recognised unless the cumulative unrecognised gain or loss at the end of the previous reporting period exceeds the greater of 10 per cent of the scheme assets or liabilities (the corridor approach). In these circumstances the excess is charged or credited to the income statement over the employees’ expected average remaining working lives. Past service costs are charged immediately to the income statement, unless the charges are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

The Group’s balance sheet includes the net surplus or deficit, being the difference between the fair value of scheme assets and the discounted value of scheme liabilities at the balance sheet date adjusted for any cumulative unrecognised actuarial gains or losses. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes.

The Group recognises the effect of material changes to the terms of its defined benefit pension plans which reduce future benefits as curtailments; gains and losses are recognised in the income statement when the curtailments occur.

The costs of the Group’s defined contribution plans are charged to the income statement in the period in which they fall due.

(M) SHARE-BASED COMPENSATION

The Group operates a number of equity-settled, share-based compensation plans in respect of services received from certain of its employees. The value of the employee services received in exchange for equity instruments granted under these plans is recognised as an expense over the vesting period of the instruments, with a corresponding increase in equity. This expense is determined by reference to the fair value of the number of equity instruments that are expected to vest. The fair value of equity instruments granted is based on market prices, if available, at the date of grant. In the absence of market prices, the fair value of the instruments at the date of grant is estimated using an appropriate valuation technique, such as a Black-Scholes option pricing model. The determination of fair values excludes the impact of any non-market vesting conditions, which are included in the assumptions used to estimate the number of options that are expected to vest. At each balance sheet date, this estimate is reassessed and if necessary revised. Any revision of the original estimate is recognised in the income statement over the remaining vesting period, together with a corresponding adjustment to equity. Cancellations by employees of contributions to the Group’s Save As You Earn plans are treated as non-vesting conditions and in accordance with the revised IFRS 2 the Group recognises, in the year of cancellation, the amount of the expense that would have otherwise been recognised over the remainder of the vesting period. Modifications are assessed at the date of modification and any incremental charges are charged to the income statement over any remaining vesting period.

(N) TAXATION

Current income tax which is payable on taxable profits is recognised as an expense in the period in which the profits arise.

For the Group’s long-term insurance businesses, the tax charge is analysed between tax that is payable in respect of policyholders’ returns and tax that is payable on equity holders’ returns. This allocation is based on an assessment of the rates of tax which will be applied to the returns under current UK tax rules.

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

Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences can be utilised. Income tax payable on profits is recognised as an expense in the period in which those profits arise. The tax effects of losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised. Deferred tax related to gains and losses on the fair value re-measurement of available-for-sale investments and cash flow hedges, where these gains and losses are recognised in other comprehensive income, is also recognised in other comprehensive income. Such deferred tax is subsequently transferred to the income statement together with the deferred gain or loss.

Deferred and current tax assets and liabilities are offset when they arise in the same tax reporting group and where there is both a legal right of offset and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

(O) INSURANCE

The Group undertakes both life insurance and general insurance business.

Products sold by the life insurance business are classified into three categories:

Insurance contracts – these contracts transfer significant insurance risk and may also transfer financial risk. The Group defines significant insurance risk as the possibility of having to pay benefits on the occurrence of an insured event which are significantly more than the benefits payable if the insured event were not to occur. These contracts may or may not include discretionary participation features.

Investment contracts containing a discretionary participation feature (participating investment contracts) – these contracts do not transfer significant insurance risk, but contain a contractual right which entitles the holder to receive, in addition to the guaranteed benefits, further additional discretionary benefits or bonuses that are likely to be a significant proportion of the total contractual benefits and the amount and timing of which is at the discretion of the Group and based upon the performance of specified assets.

Non-participating investment contracts – these contracts do not transfer significant insurance risk or contain a discretionary participation feature.

The general insurance business issues only insurance contracts.

(1) LIFE INSURANCE BUSINESS

(I) ACCOUNTING FOR INSURANCE AND PARTICIPATING INVESTMENT CONTRACTS

PREMIUMS AND CLAIMS

Premiums received in respect of insurance and participating investment contracts are recognised as revenue when due except for unit-linked contracts on which premiums are recognised as revenue when received. Claims are recorded as an expense on the earlier of the maturity date or the date on which the claim is notified.

LIABILITIES

–	Insurance and participating investment contracts in the Group’s with-profit funds

Liabilities of the Group’s with-profit funds, including guarantees and options embedded within products written by these funds, are stated at their realistic values in accordance with the Financial Services Authority’s realistic capital regime, except that projected transfers out of the funds into other Group funds are recorded in unallocated surplus (see below). Further details on the realistic capital regime are given on page 91. Changes in the value of these liabilities are recognised through insurance claims.

–	Insurance and participating investment contracts which are not unit-linked or in the Group’s with-profit funds

A liability for contractual benefits that are expected to be incurred in the future is recorded when the premiums are recognised. The liability is calculated by estimating the future cash flows over the duration of in-force policies and discounting them back to the valuation date allowing for probabilities of occurrence. The liability will vary with movements in interest rates and with the cost of life insurance and annuity benefits where future mortality is uncertain.

Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs.

Changes in the value of these liabilities are recognised in the income statement through insurance claims.

–	Insurance and participating investment contracts which are unit-linked

Liabilities for unit-linked insurance contracts and participating investment contracts are stated at the bid value of units plus, an additional allowance where appropriate (such as for any excess of future expenses over charges). The liability is increased or reduced by the change in the unit prices and is reduced by policy administration fees, mortality and surrender charges and any withdrawals. Changes in the value of the liability are recognised in the income statement through insurance claims. Benefit claims in excess of the account balances incurred in the period are also charged through insurance claims. Revenue consists of fees deducted for mortality, policy administration and surrender charges.

UNALLOCATED SURPLUS

Any amounts in the with-profit funds not yet determined as being due to policyholders or shareholders are recognised as an unallocated surplus which is shown separately from liabilities arising from insurance contracts and participating investment contracts.

(II) ACCOUNTING FOR NON-PARTICIPATING INVESTMENT CONTRACTS

The Group’s non-participating investment contracts are primarily unit-linked. These contracts are accounted for as financial liabilities whose value is contractually linked to the fair values of financial assets within the Group’s unitised investment funds. The value of the unit-linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable. Investment income allocated to non-participating investment contracts are included in insurance claims.

Deposits and withdrawals are not accounted for through the income statement but are accounted for directly in the balance sheet as adjustments to the non-participating investment contract liability.

The Group receives investment management fees in the form of an initial adjustment or charge to the amount invested. These fees are in respect of services rendered in conjunction with the issue and management of investment contracts where the Group actively manages the consideration received from its customers to fund a return that is based on the investment profile that the customer selected on origination of the contract. These services comprise an indeterminate number of acts over the lives of the individual contracts and, therefore, the Group defers these fees and recognises them over the estimated lives of the contracts, in line with the provision of investment management services.

Costs which are directly attributable and incremental to securing new non-participating investment contracts are deferred. This asset is subsequently amortised over the period of the provision of investment management services and is reviewed for impairment in circumstances where its carrying amount may not be recoverable. If the asset is greater than its recoverable amount it is written down immediately through fee and commission expense in the income statement. All other costs are recognised as expenses when incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

(III) VALUE OF IN-FORCE BUSINESS

The Group recognises as an asset the value of in-force business in respect of insurance contracts and participating investment contracts. The asset represents the present value of the shareholders’ interest in the profits expected to emerge from those contracts written at the balance sheet date. This is determined after making appropriate assumptions about future economic and operating conditions such as future mortality and persistency rates and includes allowances for both non-market risk and for the realistic value of financial options and guarantees. Each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. The asset in the consolidated balance sheet is presented gross of attributable tax and movements in the asset are reflected within other operating income in the income statement.

The Group’s contractual rights to benefits from providing investment management services in relation to non-participating investment contracts acquired in business combinations and portfolio transfers is measured at fair value at the date of acquisition. The resulting asset is amortised over the estimated lives of the contracts. At each reporting date an assessment is made to determine if there is any indication of impairment. Where impairment exists, the carrying value of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement.

(2) GENERAL INSURANCE BUSINESS

The Group both underwrites and acts as intermediary in the sale of general insurance products. Underwriting premiums are included in insurance premium income, net of refunds, in the period in which insurance cover is provided to the customer; premiums received relating to future periods are deferred in the balance sheet within liabilities arising from insurance contracts and participating investment contracts and only credited to the income statement when earned. Broking commission is recognised when the underwriter accepts the risk of providing insurance cover to the customer. Where appropriate, provision is made for the effect of future policy terminations based upon past experience.

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

(3) LIABILITY ADEQUACY TEST

At each balance sheet date liability adequacy tests are performed to ensure the adequacy of insurance and participating investment contract liabilities net of related deferred cost assets and value of in-force business. In performing these tests current best estimates of discounted future contractual cash flows and claims handling and policy administration expenses, as well as investment income from the assets backing such liabilities, are used. Any deficiency is immediately charged to the income statement, initially by writing off the relevant assets and subsequently by establishing a provision for losses arising from liability adequacy tests.

(4) REINSURANCE

Contracts entered into by the Group with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. These assets consist of short-term balances due from reinsurers as well as longer term receivables that are dependent on the expected claims and benefits arising under the related reinsured contracts. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured contracts and in accordance with the terms of each reinsurance contract and are regularly reviewed for impairment. Premiums payable for reinsurance contracts are recognised as an expense when due within insurance premium income. Changes in the reinsurance recoverable assets are recognised in the income statement through insurance claims.

(P) FOREIGN CURRENCY TRANSLATION

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in sterling, which is the Company’s functional and presentation currency.

Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when recognised in other comprehensive income as qualifying cash flow or net investment hedges. Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Translation differences on equities and similar non-monetary items held at fair value through profit and loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on available-for-sale non-monetary financial assets, such as equity shares, are included in the fair value reserve in equity unless the asset is a hedged item in a fair value hedge.

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

–

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on the acquisition of a foreign entity, are translated into sterling at foreign exchange rates ruling at the balance sheet date.

–

The income and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions in which case income and expenses are translated at the dates of the transactions.

Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income and accumulated in a separate component of equity together with exchange differences arising from the translation of borrowings and other currency instruments designated as hedges of such investments (see accounting policy 2(F)(3)). On disposal of a foreign operation, the cumulative amount of exchange differences relating to that foreign operation are reclassified from equity and included in determining the profit or loss arising on disposal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

(Q) PROVISIONS

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

(R) SHARE CAPITAL

(1) SHARE ISSUE COSTS

Incremental costs directly attributable to the issue of new shares or options or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

(2) DIVIDENDS

Dividends paid on the Group’s ordinary shares are recognised as a reduction in equity in the period in which they are paid.

(3) TREASURY SHARES

Where the Company or any member of the Group purchases the Company’s share capital, the consideration paid is deducted from shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

(S) CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty in these financial statements, which together are deemed critical to the Group’s results and financial position, are discussed below.

ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

The Group’s accounting policy for losses arising on financial assets classified as loans and receivables is described in note 2(H)(1). The allowance for impairment losses on loans and receivables is management’s best estimate of losses incurred in the portfolio at the balance sheet date. Impairment allowances are established to recognise incurred impairment losses in the Group’s loan portfolios carried at amortised cost. In determining whether an impairment has occurred at the balance sheet date the Group considers whether there is any observable data indicating that there has been a measurable decrease in the estimated future cash flows or their timings. Where this is the case, the impairment loss is the difference between the carrying value of the loan and the present value of the estimated future cash flows discounted at the loan’s original effective interest rate.

At 31 December 2009 gross loans and receivables totalled £710,362 million (2008: £287,220 million) against which impairment allowances of £15,380 million (2008: £3,727 million) had been made (see note 24). Impairment allowances are made up of two components, those determined individually and those determined collectively.

INDIVIDUAL COMPONENT

All impaired loans which exceed a certain threshold, principally within the Group’s Wholesale division, are individually assessed for impairment having regard to expected future cash flows including those that could arise from the realisation of security. The determination of these allowances often requires the exercise of considerable judgement by management involving matters such as local economic conditions and the resulting trading performance of the customer and the value of the security held, for which there may not be a readily accessible market. In particular, significant judgement is required by management in the current economic environment in assessing the borrower’s cash flows and debt servicing capability together with the realisable value of commercial real estate collateral. The actual amount of the future cash flows and their timing may differ significantly from the assumptions made for the purposes of determining the impairment allowances and consequently these allowances can be subject to variation as time progresses and the circumstances of the customer become clearer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

COLLECTIVE COMPONENT

Impairment allowances for portfolios of smaller balance homogenous loans, such as residential mortgages, personal loans and credit card balances that are below the individual assessment thresholds, and for loan losses that have been incurred but not separately identified at the balance sheet date, are determined on a collective basis. Collective impairment allowances are calculated on a portfolio basis using models which take into account factors such as historical experience of accounts progression through the various stages of delinquency, historical loss rates, the credit quality of the portfolio, and the value of any collateral held, which is estimated, where appropriate, using indices such as house price indices.

The calculation of the collective impairment allowance is therefore subject to estimation uncertainty. The variables used in the collective impairment models are kept under regular review to ensure that as far as possible they reflect current economic circumstances. However, significant management judgement is applied in assessing whether current economic conditions and borrowers’ behaviour are fully reflected in the historical loss data and other inputs to the impairment models.

The collective impairment allowance is sensitive to changes in economic and credit conditions, including the interdependency of house prices, unemployment rates, interest rates, borrowers’ behaviour, and consumer bankruptcy trends. It is, however, inherently difficult to estimate how changes in one or more of these factors might impact the collective impairment allowance.

Given the relative size of the Group’s mortgage portfolio, a key variable is UK house prices which determine the collateral value supporting loans in such portfolios. The value of this collateral is estimated by applying changes in house price indices to the original assessed value of the property. If average house prices within the Group’s mortgage portfolio were 10 per cent lower than those estimated at 31 December 2009, the house price index related impact on the impairment charge would be an increase of approximately £350 million.

In the Wholesale division, the collective unimpaired provision is sensitive to the time between the loss event and the date the impairment is recognised. This is known as the loss emergence period (LEP). If the LEP moved by one month in respect of the loan portfolio assessed for collective unimpaired provisions, this would result in an increase in the collective unimpaired provision of approximately £420 million.

IMPAIRMENT OF AVAILABLE-FOR-SALE FINANCIAL ASSETS

In determining whether an impairment loss has been incurred in respect of an available-for-sale financial asset, the Group performs an objective review of the current financial circumstances and future prospects of the issuer and, in the case of equity shares, considers whether there has been a significant or prolonged decline in the fair value of that asset below its cost. This consideration requires management judgement. Among factors considered by the Group is whether the decline in fair value is a result of a change in the quality of the asset or a downward movement in the market as a whole. An assessment is performed of the future cash flows expected to be realised from the asset, taking into account, where appropriate, the quality of underlying security and credit protection available. The increase in the fair value of available-for-sale financial assets during the year was £2,234 million (2008: reduction of £2,721 million). Impairment losses in respect of available-for-sale financial assets transferred from reserves to the income statement totalled £602 million (2008: £130 million).

VALUATION OF FINANCIAL INSTRUMENTS

Financial instruments classified by management as trading and other financial assets and liabilities at fair value through profit or loss, derivative financial instruments and available-for-sale financial assets are carried at fair value which is determined as being the amount for which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Management judgement is required in determining the appropriate classification of financial instruments.

In 2009, the Group adopted ‘Amendments to IFRS 7 ‘Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments’ which, among other matters, established a three level valuation hierarchy for disclosure of fair value measurements of financial instruments carried on the Group’s balance sheet at fair value.

Management judgement is required in determining the categorisation of the Group’s financial instruments that are carried at fair value. Financial instruments categorised as level 1 are valued using quoted market prices and therefore there is less judgement applied in determining fair value. However, the fair value of financial instruments categorised as level 2 and level 3 is determined using valuation techniques including discounted cash flow analysis and valuation models. These require management judgement and therefore contain significant estimation uncertainty (note 53).

In particular significant judgement is required by management in determining appropriate assumptions to be used for level 3 financial instruments. At 31 December 2009, the Group classified £7,460 million of financial assets and £235 million of financial liabilities as level 3 (note 53).

The largest asset class classified as level 3 is the Group’s venture capital and unlisted equity investments. Venture capital investments are valued using International Private Equity and Venture Capital (IPEV) Guidelines which require significant management judgement in determining appropriate earnings multiples to be applied in determining fair value. Unlisted equity investments are valued using a number of different techniques which require management to select the most appropriate assumptions, including earnings multiples, valuations relative to net assets, and estimated future cash flows. Certain of the Group’s asset-backed securities and derivatives, principally where there is no trading activity in such securities, are also classified as level 3. Fair value is determined using valuation models which require significant judgement in determining appropriate values for inputs including prepayment rates, probability of default, loss given default and yield curves.

The valuation techniques used are set out in note 53 on page F-96. This provides details of the inputs into valuation models that have the potential to significantly impact the value determined, sets out the assumptions used for those inputs and provides the effects of applying reasonably possible alternative assumptions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

TAXATION

At 31 December 2009 the Group carried deferred tax assets on its balance sheet of £5,006 million (2008: £833 million) and deferred tax liabilities of £209 million (2008: £nil) (note 42).

This statutory presentation takes into account the ability of the Group to net deferred tax assets and liabilities only where there is a legally enforceable right of offset. Note 42 also presents the Group’s deferred tax assets and liabilities by tax category. The largest category of deferred tax asset which contains significant estimation uncertainty and which requires management judgement in assessing its recoverability relates to tax losses carried forward. At 31 December 2009, the Group recognised a deferred tax asset of £5,925 million (2008: £856 million) in respect of tax losses carried forward. The significant increase reflects the taxable losses generated by certain Group companies, primarily Bank of Scotland plc in the last two years and Lloyds TSB Bank plc during 2009.

Applicable accounting standards permit the recognition of deferred tax assets only to the extent that it is probable that future taxable profits will be available to utilise the tax losses carried forward. The assessment of future taxable profits involves significant estimation uncertainty, principally relating to an assessment of management’s projections of future taxable income based on business plans and ongoing tax planning strategies. These projections include assumptions about the future strategy of the Group, the economic and regulatory environment in which the Group operates, future tax legislation, customer behaviour, and the ability of the Group to deliver expected integration benefits, amongst other variables. At 31 December 2009, management has concluded that future taxable profits generated by the Group companies with tax losses carried forward are expected to be sufficient to utilise the tax losses carried forward in full.

At 31 December 2009 the Group carried an asset for current tax recoverable of £680 million (2008: £300 million) and current tax liabilities of £51 million (2008: £nil). In determining the carrying value of these balances, management have taken account of tax issues that are subject to ongoing discussion with HM Revenue & Customs and other tax authorities. Inherent in this is management’s assessment of legal and professional advice, case law and other relevant guidance. The determination of the outcome of such matters requires significant management judgement in assessing the various risks and applying appropriate probability weightings in determining the carrying value of current and deferred tax balances.

PENSIONS

The net liability recognised in the balance sheet at 31 December 2009 in respect of the Group’s retirement benefit obligations was £780 million (2008: £1,771 million) of which £619 million (2008: £1,657 million) related to defined benefit pension schemes. As explained in note 2(L), the Group adopts the corridor approach to pensions accounting and consequently does not recognise actuarial losses of £2,936 million (2008: £267 million). The defined benefit pension schemes’ gross deficit totalled £3,555 million (2008: £1,924 million) representing the difference between the schemes’ liabilities and the fair value of the related assets at the balance sheet date.

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

Two important assumptions are the rate of inflation and the expected lifetime of the schemes’ members. The assumed rate of inflation affects the rate at which salaries are projected to grow and therefore the size of the pension that employees receive upon retirement and also the rate at which pensions in payment increase. Over the longer term rates of inflation can vary significantly. At 31 December 2009 it was assumed that the rate of inflation would be 3.4 per cent per annum (2008: 3.0 per cent), although if this was increased by 0.2 per cent the overall deficit would increase by approximately £795 million and the annual cost by approximately £69 million. A reduction of 0.2 per cent would reduce the overall deficit by approximately £763 million and the annual cost by approximately £60 million.

The cost of the benefits payable by the schemes will also depend upon the longevity of the members. Assumptions are made regarding the expected lifetime of scheme members based upon recent experience, however given the rate of advance in medical science and increasing levels of obesity, it is uncertain whether they will ultimately reflect actual experience. Assumptions used by management reflect recent longevity experience and extrapolate the improving trend. An increase of one year in the expected lifetime of scheme members would increase the overall deficit by approximately £590 million and the annual cost by approximately £79 million; a reduction of one year would reduce the overall deficit by approximately £603 million and the annual cost by approximately £76 million.

The size of the overall deficit is also sensitive to changes in the discount rate, which is affected by market conditions and therefore potentially subject to significant variations. At 31 December 2009 the discount rate used was 5.7 per cent (2008: 6.3 per cent); a reduction of 0.2 per cent would increase the overall deficit by approximately £985 million and the annual cost by approximately £82 million, while an increase of 0.2 per cent would reduce the net deficit by approximately £937 million and the annual cost by approximately £68 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

FAIR VALUE OF IDENTIFIABLE NET ASSETS OF HBOS

The acquisition of the HBOS Group in January 2009 was accounted for in accordance with applicable accounting standards which require the recognition of the identifiable assets acquired and liabilities assumed at their acquisition-date fair values. As part of this process, it is also necessary to identify and recognise certain assets and liabilities which are not included on the acquiree’s balance sheet, for example the value of the internally generated brands and other intangible assets.

The exercise to fair value the HBOS Group balance sheet was inherently highly subjective and required management to make a number of assumptions and estimates. The overall effect was to reduce the book value of the assets acquired by £11,975 million, after the recognition of brands and other intangibles not previously included on the HBOS Group balance sheet totalling £4,650 million. This was offset by a reduction in the value of the HBOS Group’s liabilities of £13,216 million, resulting in a net increase in the value of the net assets acquired of £1,241 million (note 14).

The fair value adjustments to the HBOS Group’s assets principally reflect a reduction of £13,512 million in the value of customer lending. For a significant proportion of these balances there was no active market and therefore in determining the acquisition-date fair values discounted cash flow models have been used. The calculations were performed using benchmark interest rates and market-based credit spreads for the different lending portfolios, having regard to management’s view of the level of expected credit losses. The size of the adjustment reflects the market-wide reduction in interest rates since the lending was originated and a deterioration in the credit quality of the portfolio in the worsening economic environment.

The reduction in the value of the HBOS Group’s liabilities was largely due to the lower values attributed to debt instruments issued by HBOS, for example commercial paper, medium-term notes and subordinated debt. In many cases market prices were available to value these instruments and the lower fair values reflect market concern in January 2009 over the creditworthiness of HBOS.

During 2009, the effects of the fair value adjustments have started to unwind and be recognised in the Group’s income statement. The determination of the extent to which the adjustments unwind often requires significant judgement principally relating to the assessment of the extent to which losses incurred subsequent to the date of acquisition were expected and consequently reflected in the fair value adjustment made to write down the value of the lending. In the period since the acquisition impairment losses of £6,859 million have been incurred which were reflected in the acquisition fair value adjustments.

GOODWILL

At 31 December 2009 the Group carried goodwill on its balance sheet totalling £2,016 million (2008: £2,256 million), all of which relates to acquisitions made a number of years ago.

The Group reviews the goodwill for impairment at least annually or when events or changes in economic circumstances indicate that impairment may have taken place. The impairment review is performed by projecting future cash flows, excluding finance and tax, based upon budgets and plans and making appropriate assumptions about rates of growth and discounting these using a rate that takes into account prevailing market interest rates and the risks inherent in the business. If the present value of the projected cash flows is less than the carrying value of the underlying net assets and related goodwill an impairment charge is required in the income statement. This calculation requires the exercise of significant judgement by management; if the estimates made prove to be incorrect or performance does not meet expectations which affects the amount and timing of future cash flows, goodwill may become impaired in future periods. Further details are given in note 27.

The Group’s goodwill is allocated to cash generating units in the Insurance division (Scottish Widows) and in the Asset Finance business in the Wholesale division. Goodwill attributable to the Group’s Asset Finance business, for which an impairment charge was recognised in the Group’s financial statements for the year ended 31 December 2008, has been reviewed for impairment due to the continuing uncertainties over the short-term macroeconomic environment. As a consequence, the carrying value of the consumer finance cash generating unit within Asset Finance has been reassessed and has resulted in the related element of the goodwill being written off and the Group recognising a further impairment charge of £240 million in the year ended 31 December 2009. Further details are given in note 27.

LIFE INSURANCE BUSINESS

The Group carries in its balance sheet a value in-force asset, representing the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts, of £5,140 million at 31 December 2009 (2008: £1,893 million). The Group also recognises an acquired value in-force asset of £1,545 million at 31 December 2009 (2008: nil) representing contractual rights to benefits from providing investment management services in relation to non-participating investment contracts acquired in business combinations and portfolio transfers. The methodology used to value these assets is set out in note 2(O)(1). The valuation or recoverability of these assets requires assumptions to be made about future economic and operating conditions. These assumptions are inherently uncertain and changes could significantly affect the value attributed to these assets.

At 31 December 2009 the Group carried substantial liabilities to holders of life, pensions and investment contracts in its balance sheet. Liabilities arising from insurance contracts and participating investment contracts were £56,800 million and £18,089 million respectively (2008: £21,518 million and £11,619 million) and those arising from non-participating investment contracts totalled £46,348 million (2008: £14,243 million). The methodology used to value the liabilities is described in note 2(O)(1). Elements of the liability valuations require assumptions to be made about future investment returns, future mortality rates and future policyholder behaviour.

The process for determining key assumptions that have been made for life insurance assets and liabilities at 31 December 2009 is detailed in notes 28 and 36. The impact on profit before tax of changes in key assumptions is detailed in note 37.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

GENERAL INSURANCE BUSINESS

At 31 December 2009 the Group held a provision of £502 million (2008: £183 million) in respect of the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. The methodology for valuing these liabilities, which includes the use of statistical techniques, is described in note 2(O)(2).

While management believes that the liability carried at year end is adequate, the application of statistical techniques requires significant judgement. An increase of 10 per cent in the cost of claims would result in the recognition of an additional loss of approximately £48 million. Similarly, an increase of 10 per cent in the ultimate number of such claims would lead to an additional loss of approximately £44 million; some relief would arise from reinsurance contracts held.

4 SEGMENTAL ANALYSIS

The Group is a leading financial services group, whose businesses provide a wide range of banking and financial services in the UK and in certain locations overseas.

The group executive committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect its organisational and management structures. The group executive committee reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources. This assessment includes a consideration of each segment’s net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis. The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

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

For those derivative contracts entered into by business units for risk management purposes, the business unit retains the amount that would have been recognised on an accrual accounting basis (an amount equal to the interest element of the next payment on the swap) and transfers the remainder of the fair value of the swap to the central group segment where the resulting accounting volatility is managed though the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment. This allocation of the fair value of the swap and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and records volatility in the central group segment where it is managed and provides a fair presentation of the segments’ operating performance. It is the basis on which the segments are managed and measured internally and is the basis of the Group’s internal segmental reporting to the board.

Segmental analysis for 2009 and 2008

During 2009, following the acquisition of HBOS, the Group’s activities were reorganised into four financial reporting segments: Retail, Wholesale, Wealth and International and Insurance. Consequently, the comparative information has been restated to be consistent with the reorganised structure of the Group. The segmental results and comparatives are presented on the basis reviewed by the chief operating decision maker in 2009 (the combined businesses basis) and therefore include the pre-acquisition results of HBOS for 2008 and for the period from 1 January 2009 to 16 January 2009.

The Retail division, with its brands including Lloyds TSB, Halifax, Bank of Scotland, Birmingham Midshires and Cheltenham & Gloucester, is a UK provider of current accounts, savings, personal loans, credit cards and mortgages serving over 30 million customers through a large branch network in the UK. The division is also a general insurance and bancassurance distributor selling a wide range of long-term savings, investment and general insurance products.

The Wholesale division serves in excess of a million businesses ranging from start-ups and small enterprises to global corporations, with a range of propositions fully segmented according to customer need. The enlarged division, following the acquisition of HBOS, comprises Corporate Markets, Treasury and Trading and Asset Finance. Corporate Markets comprises Corporate, Commercial, Corporate Real Estate, Specialist Finance and Wholesale Markets.

Wealth and International was created to give increased focus and momentum to the Group’s private banking and asset management activities and to closely co-ordinate the management of its international businesses. Wealth comprises the Group’s private banking, wealth and asset management businesses in the UK and overseas. International comprises corporate, commercial, asset finance and retail businesses in Australia, Ireland and continental Europe.

The Insurance division is a bancassurance provider in the UK providing a wide range of long-term savings, investment and protection products, together with individual and corporate pensions. It is also a distributor of payment protection and home insurance in the UK. The division consists of three business units: life, pensions and investments UK; life, pensions and investments Europe; and general insurance.

Other includes the results of managing the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and procurement services, the costs of which are predominantly recharged to the other divisions. It also reflects other items not recharged to the divisions, including hedge ineffectiveness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS continued

	Retail £m	Wholesale £m	Wealth and International £m	Insurance £m	Other £m	Combined businesses basis total £m

Year ended 31 December 2009
Net interest income	7,970	4,710	1,217	(287)	(884)	12,726
Other income (net of fee and commission expense)	1,804	4,199	1,128	2,944	1,800	11,875

Total income	9,774	8,909	2,345	2,657	916	24,601
Insurance claims	—	—	—	(637)	—	(637)

Total income, net of insurance claims	9,774	8,909	2,345	2,020	916	23,964
Operating expenses	(4,566)	(4,106)	(1,544)	(974)	(419)	(11,609)

Trading surplus	5,208	4,803	801	1,046	497	12,355
Impairment	(4,227)	(15,683)	(4,078)	—	—	(23,988)
Share of results of joint ventures and associates	(6)	(720)	(21)	(22)	2	(767)

Profit (loss) before tax and fair value unwind	975	(11,600)	(3,298)	1,024	499	(12,400)
Fair value unwind	407	6,897	942	(49)	(2,097)	6,100

Profit (loss) before tax	1,382	(4,703)	(2,356)	975	(1,598)	(6,300)

External revenue	14,221	5,965	2,859	3,780	(2,224)	24,601
Inter-segment revenue	(4,447)	2,944	(514)	(1,123)	3,140	—

Segment revenue	9,774	8,909	2,345	2,657	916	24,601

Segment external assets	383,588	394,057	94,051	135,814	19,745	1,027,255

Segment customer deposits	224,149	153,389	29,037	—	166	406,741

Other segment items reflected in income
statement above:
Depreciation and amortisation	196	1,284	84	152	147	1,863
Movement in value of in-force business	—	—	(5)	1,097	—	1,092
Defined benefit scheme charges	190	112	40	39	156	537
Other segment items:
Additions to tangible fixed assets	65	2,969	53	255	487	3,829
Investments in joint ventures and associates at end of year	30	189	123	(14)	151	479

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS continued

	Retail £m	Wholesale £m	Wealth and International £m	Insurance £m	Other £m	Combined businesses basis total £m

Year ended 31 December 2008
Net interest income	8,454	5,752	1,314	(345)	(272)	14,903
Other income (net of fee and
commission expense)	2,739	(302)	1,191	3,493	(188)	6,933

Total income	11,193	5,450	2,505	3,148	(460)	21,836
Insurance claims	—	—	—	(481)	—	(481)

Total income, net of insurance claims	11,193	5,450	2,505	2,667	(460)	21,355
Operating expenses	(4,963)	(4,591)	(1,476)	(1,129)	(77)	(12,236)

Trading surplus (deficit)	6,230	859	1,029	1,538	(537)	9,119
Impairment	(3,695)	(10,394)	(731)	—	(60)	(14,880)
Share of results of joint ventures and associates	7	(944)	(21)	2	4	(952)

Profit (loss) before tax	2,542	(10,479)	277	1,540	(593)	(6,713)

External revenue	15,228	(150)	1,883	6,020	(1,145)	21,836
Inter-segment revenue	(4,035)	5,600	622	(2,872)	685	—

Segment revenue	11,193	5,450	2,505	3,148	(460)	21,836

Segment external assets	393,827	517,269	86,394	127,249	1,979	1,126,718

Segment customer deposits	216,282	157,941	34,095	—	844	409,162

Other segment items reflected in income
statement above:
Depreciation and amortisation	197	1,603	71	80	343	2,294
Movement in value of in-force business	—	—	—	(625)	—	(625)
Defined benefit scheme charges	163	106	31	36	(1)	335
Other segment items:
Additions to tangible fixed assets	127	2,241	254	411	735	3,768
Investments in joint ventures and associates at end of year	78	1,032	117	(38)	50	1,239

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS continued

RECONCILIATION OF COMBINED BUSINESSES BASIS TO STATUTORY RESULTS

The combined businesses basis is the basis on which financial information is presented to the chief operating decision maker which excludes certain items included in the statutory results. The table below reconciles the statutory results to the combined businesses basis.

	Lloyds Banking Group statutory £m		Removal of:

		Pre-acquisition results of HBOS £m	Acquisition related[1] £m	Volatility £m	Insurance gross up £m	Fair value unwind £m	Combined businesses basis £m

Year ended 31 December 2009
Net interest income	9,026	243	—	11	1,280	2,166	12,726
Other income	36,271	(1,123)	—	(479)	(21,659)	(1,135)	11,875

Total income	45,297	(880)	—	(468)	(20,379)	1,031	24,601
Insurance claims	(22,019)	1,349	—	—	20,318	(285)	(637)

Total income, net of insurance claims	23,278	469	—	(468)	(61)	746	23,964
Operating expenses	(15,984)	(293)	4,589	—	61	18	(11,609)

Trading surplus (deficit)	7,294	176	4,589	(468)	—	764	12,355
Impairment	(16,673)	(456)	—	—	—	(6,859)	(23,988)
Share of results of joint ventures and
associates	(752)	—	—	(10)	—	(5)	(767)
Gain on acquisition	11,173	—	(11,173)	—	—	—	—
Fair value unwind	—	—	—	—	—	6,100	6,100

Profit (loss) before tax	1,042	(280)	(6,584)	(478)	—	—	(6,300)

[1]	Includes gain on acquisition, integration costs, amortisation of purchased intangibles and goodwill impairment.

				Removal of:

	Statutory basis[1] £m	HBOS statutory £m	Reclassifi- cations £m	Results of BankWest and St. Andrews £m	Volatility £m	Amortisation of purchased intangibles and goodwill impairments £m	Insurance gross up £m	Combined businesses basis £m

Year ended 31 December 2008
Net interest income	7,718	8,171	1,906	(524)	(9)	—	(2,359)	14,903
Other income	(709)	(4,559)	(234)	(148)	2,358	—	10,225	6,933

Total income	7,009	3,612	1,672	(672)	2,349	—	7,866	21,836
Insurance claims	2,859	6,192	(1,570)	—	—	—	(7,962)	(481)

Total income, net of insurance claims	9,868	9,804	102	(672)	2,349	—	(96)	21,355
Operating expenses	(6,100)	(6,880)	—	400	—	258	86	(12,236)

Trading surplus (deficit)	3,768	2,924	102	(272)	2,349	258	(10)	9,119
Impairment	(3,012)	(12,050)	—	182	—	—	—	(14,880)
Share of results of joint ventures and
associates	4	(956)	—	—	—	—	—	(952)
Non-operating income	—	56	(56)	—	—	—	—	—
Loss on disposal	—	(799)	(46)	845	—	—	—	—

Profit (loss) before tax	760	(10,825)	—	755	2,349	258	(10)	(6,713)

Assets As at 31 December 2008	Statutory basis £m	HBOS statutory £m	Reclassifi- cations £m	Lloyds TSB and HBOS share issues[2] £m	Fair value adjustments £m	Consolidation adjustments £m		Reported basis £m

	436,033	689,917	15,198	16,770	(11,975)	(19,225)		1,126,718

1	Restated for IFRS 2 (Revised).

2

Includes £4,500 million of ordinary share capital and £1,000 million of preference shares issued by Lloyds TSB Group plc to HM Treasury on 13 January 2009 and 15 January 2009, respectively and £8,500 million of ordinary share capital and £3,000 million of preference shares issued by HBOS plc to HM Treasury on 15 January 2009 (net of costs).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS continued

Segmental analysis for 2008 and 2007

The information to restate 2007 on a combined businesses basis is not readily available and the Group has determined that the cost to develop it was excessive. Therefore segmental information for 2007 is presented on the continuing businesses basis used by the chief operating decision maker in 2008 to assess the Group’s operations. In order to provide comparability with the segmental information for 2007 the Group has also presented its segmental information for 2008 on a continuing businesses basis.

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

	UK Retail Banking £m	Insurance and Investments £m	Wholesale and International Banking £m	Central Group Items[1] £m	Inter-segment eliminations £m	Continuing businesses excluding insurance gross up1

Year ended 31 December 2008
Net interest income	4,110	(62)	3,303	(293)	—	7,058
Other income (net of fee and commission expense)	1,766	1,749	829	(203)	—	4,141

Total income	5,876	1,687	4,132	(496)	—	11,199
Insurance claims	—	(193)	—	—	—	(193)

Total income, net of insurance claims	5,876	1,494	4,132	(496)	—	11,006
Operating expenses	(2,611)	(591)	(2,350)	(77)	—	(5,629)

Trading surplus	3,265	903	1,782	(573)	—	5,377
Impairment	(1,472)	(2)	(1,508)	(30)	—	(3,012)
Share of results of joint ventures and associates	—	—	—	4	—	4

Profit (loss) before tax	1,793	901	274	(599)	—	2,369

1 Restated for IFRS 2 (Revised)

External revenue	9,804	3,236	7,679	1,025	—	21,744
Inter-segment revenue	1,002	185	2,395	1,152	(4,734)	—

Segment revenue	10,806	3,421	10,074	2,177	(4,734)	21,744

Segment external assets	127,502	66,549	238,832	3,150	—	436,033

Segment customer deposits	85,926	2,103	82,909	—	—	170,938

Other segment items reflected in income statement above:
Depreciation and amortisation	215	50	421	—	—	686
Movement in value of in-force business	—	(325)	—	—	—	(325)
Defined benefit scheme charges	103	21	85	(45)	—	164
Other segment items:
Additions to tangible fixed assets	167	236	837	196	—	1,436

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS continued

	UK Retail Banking £m	Insurance and Investments £m	Wholesale and International Banking £m	Central Group Items[1] £m	Inter-segment eliminations £m	Continuing businesses excluding insurance gross up1

Year ended 31 December 2007
Net interest income	3,695	(106)	2,380	(368)	—	5,601
Other income (net of fee and commission expense)	1,797	1,741	1,644	352	—	5,534

Total income	5,492	1,635	4,024	(16)	—	11,135
Insurance claims	—	(302)	—	—	—	(302)

Total income, net of insurance claims	5,492	1,333	4,024	(16)	—	10,833
Operating expenses	(2,548)	(611)	(2,152)	(7)	—	(5,318)

Trading surplus	2,944	722	1,872	(23)	—	5,515
Impairment	(1,224)	—	(572)	—	—	(1,796)
Share of results of joint ventures and associates	—	—	—	10	—	10

Profit (loss) before tax	1,720	722	1,300	(13)	—	3,729

[1]Restated for IFRS 2 (Revised)

External revenue	9,132	3,164	9,924	290	—	22,510
Inter-segment revenue	958	230	1,487	1,591	(4,266)	—

Segment revenue	10,090	3,394	11,411	1,881	(4,266)	22,510

Segment external assets	115,012	73,377	163,294	1,663	—	353,346

Segment customer deposits	82,081	2,153	72,321	—	—	156,555

Other segment items reflected in income statement above:
Depreciation and amortisation	205	51	371	—	—	627
Movement in value of in-force business	—	(77)	—	—	—	(77)
Defined benefit scheme charges	114	31	91	(60)	—	176
Other segment items:
Additions to tangible fixed assets	80	458	604	178	—	1,320

RECONCILIATION OF CONTINUING BUSINESSES BASIS TO STATUTORY RESULTS

		Removal of

	Statutory[1] £m	Volatility £m	Provision for historic US dollar payments £m	Financial Services Compensation Scheme levy £m	Goodwill impairment £m	Continuing businesses[1] £m	Removal of insurance gross up £m	Continuing businesses excluding insurance gross up1 £m

Net interest income	7,718	(9)	—	—	—	7,709	(651)	7,058
Other income	(709)	1,226	—	—	—	517	3,624	4,141

Total income	7,009	1,217	—	—	—	8,226	2,973	11,199
Insurance claims	2,859	—	—	—	—	2,859	(3,052)	(193)

Total income, net of insurance claims	9,868	1,217	—	—	—	11,085	(79)	11,006
Operating expenses	(6,100)	—	180	122	100	(5,698)	69	(5,629)

Trading surplus	3,768	1,217	180	122	100	5,387	(10)	5,377
Impairment	(3,012)	—	—	—	—	(3,012)	—	(3,012)
Share of results of joint ventures and associates	4	—	—	—	—	4	—	4

Profit before tax	760	1,217	180	122	100	2,379	(10)	2,369

1	Restated for IFRS 2 (Revised)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS continued

		Removal of

2007	Statutory[1] £m	Volatility £m	Discontinued businesses £m	Profit on sale of businesses £m	Settlement of overdraft claims £m	Continuing businesses[1] £m	Removal of insurance gross up £m	Continuing businesses excluding insurance gross up1 £m

Net interest income	6,099	(7)	(70)	—	—	6,022	(421)	5,601
Other income	12,119	506	(858)	—	—	11,767	(6,233)	5,534

Total income	18,218	499	(928)	—	—	17,789	(6,654)	11,135
Insurance claims	(7,522)	—	605	—	—	(6,917)	6,615	(302)

Total income, net of insurance claims	10,696	499	(323)	—	—	10,872	(39)	10,833
Operating expenses	(5,568)	—	161	—	76	(5,331)	13	(5,318)

Trading surplus	5,128	499	(162)	—	76	5,541	(26)	5,515
Impairment	(1,796)	—	—	—	—	(1,796)	—	(1,796)
Share of results of joint ventures and associates	10	—	—	—	—	10	—	10
Profit on sale and closure of businesses	657	—	—	(657)	—	—	—	—

Profit before tax	3,999	499	(162)	(657)	76	3,755	(26)	3,729

[1]	Restated for IFRS 2 (Revised).

GEOGRAPHICAL AREAS

The Group’s activities are focused in the UK and the analyses of income and assets below are based on the location of the branch or entity recording the income or assets.

2009	UK £m	Non-UK £m	Total £m

Total income	42,572	2,725	45,297

Total assets	916,734	110,521	1,027,255

There was no individual non-UK country contributing more than 5 per cent of total income or total assets.

As the activities of the Group were predominantly carried out in the UK prior to the acquisition of HBOS, no comparative geographical analysis is presented.

5 NET INTEREST INCOME

	Weighted average effective interest rate

	2009%	2008%	2007%	2009 £m	2008 £m	2007 £m

Interest and similar income:
Loans and advances to customers	3.58	6.33	6.89	24,171	13,808	13,209
Loans and advances to banks	1.18	4.74	5.14	769	1,847	2,025
Debt securities held as loans and receivables	3.68	2.52	—	1,469	61	—
Lease and hire purchase receivables	6.01	7.62	6.34	852	706	602

Interest receivable on loans and receivables	3.43	6.11	6.58	27,261	16,422	15,836
Available-for-sale financial assets	1.78	4.58	4.83	977	1,147	1,038

Total interest and similar income	3.32	5.98	6.44	28,238	17,569	16,874

Interest and similar expense:
Deposits from banks	0.95	3.65	5.00	(883)	(1,540)	(1,919)
Customer deposits	1.23	3.27	3.58	(4,410)	(4,932)	(5,085)
Debt securities in issue	2.56	4.10	5.08	(6,318)	(2,227)	(2,680)
Subordinated liabilities	10.05	5.82	5.65	(4,325)	(896)	(741)
Liabilities under sale and repurchase agreements	1.95	4.45	4.81	(1,655)	(256)	(155)

Interest payable on liabilities held at amortised cost	2.13	3.67	4.24	(17,591)	(9,851)	(10,580)
Other	14.92	—	4.28	(1,621)	—	(195)

Total interest and similar expense	2.30	3.61	4.24	(19,212)	(9,851)	(10,775)

Net interest income				9,026	7,718	6,099

Included within interest receivable is £971 million (2008: £435 million; 2007: £395 million) in respect of impaired financial assets. Net interest income also includes a charge of £121 million (2008: charge of £16 million; 2007: credit of £1 million) transferred from the cash flow hedging reserve (see note 47).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6 NET FEE AND COMMISSION INCOME

	2009 £m	2008 £m	2007 £m

Fee and commission income:
Current accounts	1,088	707	693
Insurance broking	539	549	648
Credit and debit card fees	765	581	536
Trust and other fiduciary fees	395	413	362
Other	1,467	981	985

	4,254	3,231	3,224
Fee and commission expense	(1,517)	(694)	(600)

Net fee and commission income	2,737	2,537	2,624

As discussed in note 2(D), fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

7 NET TRADING INCOME

	2009 £m	2008 £m	2007 £m

Foreign exchange translation gains	283	66	34
Gains on foreign exchange trading transactions	488	75	159

Total foreign exchange	771	141	193
Investment property losses (note 26)	(214)	(1,058)	(321)
Securities and other gains (losses)	18,541	(8,269)	3,251

Net trading income	19,098	(9,186)	3,123

Securities and other gains (losses) comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss and for trading as follows:

	2009 £m	2008 £m	2007 £m
Net income (expense) arising on assets held at fair value through profit or loss:
Debt securities, loans and advances	4,297	938	696
Equity shares	11,475	(7,759)	2,422
Total net income (expense) arising on assets held at fair value through profit or loss	15,772	(6,821)	3,118
Net expense arising on liabilities held at fair value through
profit or loss – debt securities in issue	(125)	(232)	(153)
Total net gains (losses) arising on assets and liabilities held at fair value through profit or loss	15,647	(7,053)	2,965
Net gains (losses) on financial instruments held for trading	2,894	(1,216)	286
Securities and other gains (losses)	18,541	(8,269)	3,251

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8 INSURANCE PREMIUM INCOME

	2009 £m	2008 £m	2007 £m
Life insurance
Gross premiums	7,768	4,841	4,937
Ceded reinsurance premiums	(308)	(41)	(98)
Net earned premiums	7,460	4,800	4,839
Non-life insurance
Gross premiums written	1,390	651	632
Ceded reinsurance premiums	(101)	(23)	(23)
Net premiums	1,289	628	609
Change in provision for unearned premiums (note 36(2))	171	(16)	(18)
Change in provision for ceded unearned premiums (note 36(2))	26	—	—
Net earned premiums	1,486	612	591
Total net earned premiums	8,946	5,412	5,430

Life insurance gross written premiums can be further analysed as follows:

	2009 £m	2008 £m	2007 £m

Life and pensions	7,070	4,182	4,233
Annuities	685	645	689
Other	13	14	15

Gross premiums	7,768	4,841	4,937

Non-life insurance gross written premiums can be further analysed as follows:

	2009 £m	2008 £m	2007 £m

Credit protection	417	203	212
Home	968	441	412
Health	5	7	8

	1,390	651	632

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9 OTHER OPERATING INCOME

	2009 £m	2008 £m	2007 £m

Operating lease rental income	1,509	392	393
Rental income from investment properties (note 26)	358	209	227
Other rents receivable	51	32	31
Gains less losses on disposal of available-for-sale financial assets (note 47)	97	19	5
Movement in value of in-force business (note 28)	1,169	(325)	(93)
Gain on capital transactions	1,498	—	—
Other income	808	201	379

	5,490	528	942

GAIN ON CAPITAL TRANSACTIONS

During 2009, as part of the Group’s management of capital, the Group exchanged certain existing subordinated debt securities for new securities as described below. These exchanges resulted in a gain on extinguishment of the existing liability of £1,498 million, being the difference between the carrying amount of the security extinguished and the fair value of the new security together with related fees and costs.

In the first half of 2009, undated subordinated notes issued by a number of Group companies were exchanged for innovative tier 1 securities and senior unsecured notes issued by Lloyds TSB Bank plc. These exchanges resulted in a gain of £745 million.

In July 2009, dated and undated subordinated liabilities issued by Clerical Medical Finance plc were exchanged for senior unsecured notes issued by Lloyds TSB Bank plc resulting in a gain of £30 million.

In November 2009, as part of the restructuring plan that was a requirement for European Commission approval of state aid received by the Group, the Group agreed to suspend the payment of coupons and dividends on certain of the Group’s preference shares and preferred securities for the two year period from 31 January 2010 to 31 January 2012. This suspension gave rise to a partial extinguishment of the original liability, equivalent to the present value of the suspended cash flows. During December 2009, as part of the Group’s recapitalisation and exit from GAPS, preference shares, preferred securities and undated subordinated notes were exchanged for enhanced capital notes. These exchanges, together with the partial extinguishment of liabilities arising from the suspension of payments of coupons, resulted in a gain of £723 million.

PROFIT ON SALE OF BUSINESSES IN 2007

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

The total profit of £657 million is disclosed separately in the Group’s income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10 INSURANCE CLAIMS

Insurance claims comprise:

	2009 £m	2008 £m	2007 £m
Life insurance and participating investment contracts
Claims and surrenders:
Gross	(8,010)	(4,710)	(5,432)
Reinsurers’ share	146	65	73

	(7,864)	(4,645)	(5,359)
Change in insurance and participating investment contract liabilities (note 36(1)):
Change in gross liabilities	(5,922)	4,332	58
Change in reinsurers’ share of liabilities	177	40	(20)
	(5,745)	4,372	38
Change in non-participating investment contract liabilities
Change in gross liabilities	(7,458)	3,041	(2,013)
Change in reinsurers’ share of liabilities	—	—	—
	(7,458)	3,041	(2,013)
Change in unallocated surplus (note 39)	(318)	284	114
Total life insurance and participating investment contracts	(21,385)	3,052	(7,220)
Non-life insurance
Claims and claims paid:
Gross	(542)	(219)	(250)
Reinsurers’ share	16	7	—
	(526)	(212)	(250)
Change in liabilities (note 36(2)):
Gross	(111)	24	(58)
Reinsurers’ share	3	(5)	6
	(108)	19	(52)
Total non-life insurance	(634)	(193)	(302)
Total insurance claims (expense) credit	(22,019)	2,859	(7,522)
Life insurance gross claims can also be analysed as follows:
Deaths	(637)	(289)	(296)
Maturities	(2,107)	(1,888)	(1,516)
Surrenders	(4,225)	(1,960)	(2,994)
Annuities	(710)	(516)	(568)
Other	(331)	(57)	(58)
	(8,010)	(4,710)	(5,432)

A non-life insurance claims development table is included in note 36.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 OPERATING EXPENSES

	2009 £m	2008[1] £m	2007[1] £m
Staff costs:
Salaries	4,369	2,230	2,128
Social security costs	383	176	167
Pensions and other post-retirement benefit schemes (note 41)	744	235	238
Restructuring costs	412	14	67
Other staff costs	767	323	305
	6,675	2,978	2,905
Premises and equipment:
Rent and rates	569	318	304
Hire of equipment	20	16	16
Repairs and maintenance	226	151	154
Other	341	165	145
	1,156	650	619
Other expenses:
Communications and data processing	668	455	462
Advertising and promotion	335	194	192
Professional fees	540	229	279
Other	1,310	808	481
	2,853	1,686	1,414
Depreciation and amortisation:
Depreciation of tangible fixed assets (note 30)	1,716	648	594
Amortisation of acquired value of in-force non-participating investment contracts (note 28)	75	—	—
Amortisation of other intangible assets (note 29)	769	38	36
	2,560	686	630
Goodwill impairment (note 27)	240	100	—
Total operating expenses excluding GAPS fee	13,484	6,100	5,568
GAPS fee	2,500	—	—
Total operating expenses	15,984	6,100	5,568

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2009	2008	2007
UK	125,109	64,355	67,616
Overseas	6,891	2,118	1,937
	132,000	66,473	69,553

[1]	Restated for IFRS 2 (Revised)

The UK government has published draft legislation which, when enacted, will introduce a bank payroll tax of 50 per cent applicable to discretionary bonuses and other amounts over £25,000 awarded to bank employees in the period 9 December 2009 to 5 April 2010. The legislation has yet to be finalised and there remain significant uncertainties over aspects of its detailed application and the Group continues to assess its ultimate liability in respect of all of its schemes. However, in accordance with the requirements of IAS 19 ‘Employee Benefits’ the Group has provided in full for the estimated cost of the bank payroll tax; the amount is not significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 OPERATING EXPENSES continued

	2009 £m	2008[1] £m	2007[1] £m
Fees payable for the audit of the Company’s current year annual report	2.2	1.1	1.0
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	18.8	8.5	8.3
Other services supplied pursuant to legislation	4.2	3.0	2.7
Total audit fees	25.2	12.6	12.0
Other services – audit related fees	5.3	5.3	1.1
Total audit and audit related fees	30.5	17.9	13.1
Services relating to taxation	1.0	0.5	0.7
Other non-audit fees:
Services relating to corporate finance transactions	0.3	0.4	0.7
Other services	8.9	0.7	0.1
Total other non-audit fees	9.2	1.1	0.8
Total fees payable to the Company’s auditors by the Group	40.7	19.5	14.6

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2009 £m	2008 £m	2007 £m
Audits of Group pension schemes	0.3	0.2	0.2
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.6	0.5	0.4
Reviews of the financial position of corporate and other borrowers	19.3	1.4	2.8
Acquisition due diligence and other work performed in respect of potential
venture capital investments	1.4	1.0	0.6

[1]

The allocation of fees between those payable for the audit of the Company’s current year audit and those for the audit of the Company’s subsidiaries has been restated. There is no change in total fees payable.

Other non-audit fees include the costs associated with the Group’s preparations for ensuring the HBOS Group complies fully with the requirements of the Sarbanes-Oxley Act by 31 December 2010.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 IMPAIRMENT

	2009	2008	2007
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to banks	(3)	135	(1)
Loans and advances to customers	15,783	2,584	1,722
Debt securities classified as loans and receivables	248	157	—
Total impairment losses on loans and receivables (note 24)	16,028	2,876	1,721
Impairment of available-for-sale financial assets	602	130	70
Other credit risk provisions (note 43)	43	6	5
Total impairment charged to the income statement	16,673	3,012	1,796

13 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The Group’s share of results of and investments in joint ventures and associates comprises:

	Joint ventures		Associates		Total
	2009	2008	2009	2008	2009	2008
	£m	£m	£m	£m	£m	£m
Income	708	29	5	16	713	45
Expenses	(544)	(22)	(96)	(17)	(640)	(39)
Impairment	(272)	—	(114)	—	(386)	—
Insurance claims	(465)	—	—	—	(465)	—
Profit (loss) before tax	(573)	7	(205)	(1)	(778)	6
Tax	24	(2)	2	—	26	(2)
Share of post-tax results	(549)	5	(203)	(1)	(752)	4
Current assets	2,754	68	605	89	3,359	157
Non-current assets	4,662	11	1,611	44	6,273	55
Current liabilities	(2,175)	(17)	(494)	(86)	(2,669)	(103)
Non-current liabilities	(4,871)	(7)	(1,613)	(47)	(6,484)	(54)
Share of net assets	370	55	109	—	479	55
At 1 January	55	50	—	9	55	59
Adjustment on acquisition	956	—	219	—	1,175	—
Additional investments	140	—	12	—	152	—
Acquisitions	3	—	60	—	63	—
Disposals	(199)	—	(39)	(6)	(238)	(6)
Share of post-tax results	(549)	5	(203)	(1)	(752)	4
Dividends paid	(21)	—	—	(2)	(21)	(2)
Exchange and other adjustments	(15)	—	60	—	45	—
At 31 December	370	55	109	—	479	55

The Group’s share of income and expenses of joint ventures and associates in 2007 were not significant and so no disclosure is made.

The Group’s unrecognised share of losses of associates for the year is £64 million (2008: £nil; 2007: £nil) and of joint ventures is £424 million (2008: £nil; 2007: £nil). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group’s unrecognised share of losses net of unrecognised profits on a cumulative basis of associates is £64 million (2008: £nil) and of joint ventures is £424 million (2008: £nil).

The Group’s principal joint venture investments at 31 December 2009 were:

	Nature of	Type of		Statutory accounts	Principal area of
	business	shares held	Group’s interest	made up to	operations
esure Holdings Limited (see below)	Insurance	Ordinary	70%	31 December	UK
		Preference	100%
Sainsbury’s Bank plc	Banking	Ordinary	50%	31 December	UK

All of the interests in the joint ventures above are incorporated in the UK. All interests in joint ventures are held by subsidiaries. Where entities have statutory accounts drawn up to a date other than 31 December management accounts are used when accounting for them by the Group.

Subsequent to the year end, on 11 February 2010 the Group announced the sale of its 70 per cent stake in esure to a management buyout vehicle.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 GAIN ON ACQUISITION

On 16 January 2009, the Group acquired 100 per cent of the ordinary share capital of HBOS plc, which together with its subsidiaries undertakes banking, insurance and other financial services related activities in the UK and in certain overseas locations.

The table below sets out the fair value of the identifiable net assets acquired.

At the time of the recommended offer for HBOS in September 2008, it had become increasingly difficult for HBOS to raise funds in wholesale markets and their board sought to restore confidence and stability through an agreement to be acquired by Lloyds TSB Group plc announced on 18 September 2008 at the original terms of 0.833 Lloyds TSB Group plc shares for each HBOS share. However turbulence in the markets continued and the UK Government decided in October 2008 that it would be appropriate for the UK banking sector to increase its level of capitalisation. As a consequence of the recapitalisation of HBOS and the impact of the deteriorating market conditions the terms of the final agreed offer were revised down to a ratio of 0.605 per HBOS share.

As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill arises on the acquisition. The negative goodwill is recognised as ‘Gain on acquisition’ in the income statement for the year ended 31 December 2009.

	Book value as at 16 January 2009 £m	Fair value adjustments £m	Fair value as at 16 January 2009 £m
Assets
Cash and balances at central banks	2,123	—	2,123
Items in the course of collection from banks	523	—	523
Trading and other financial assets at fair value through profit or loss	83,857	—	83,857
Derivative financial instruments	54,840	(808)	54,032
Loans and receivables:
Loans and advances to banks	15,751	43	15,794
Loans and advances to customers	450,351	(13,512)	436,839
Debt securities	39,819	(1,411)	38,408
Available-for-sale financial assets	27,151	—	27,151
Investment properties	3,002	—	3,002
Investments in joint ventures and associates	1,152	23	1,175
Value of in-force business	3,152	561	3,713
Other intangible assets	104	4,650	4,754
Tangible fixed assets	5,721	(14)	5,707
Current tax recoverable	1,050	—	1,050
Deferred tax assets	2,556	(602)	1,954
Other assets	7,601	(905)	6,696
Total assets	698,753	(11,975)	686,778

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 GAIN ON ACQUISITION continued

	Book value as at 16 January 2009 £m	Fair value adjustments £m	Fair value as at 16 January 2009 £m
Liabilities
Deposits from banks	87,731	109	87,840
Customer deposits	223,859	835	224,694
Items in course of transmission to banks	521	—	521
Trading and other financial liabilities at fair value through profit or loss	16,360	—	16,360
Derivative financial instruments	45,798	—	45,798
Notes in circulation	936	—	936
Debt securities in issue	191,566	(6,247)	185,319
Liabilities arising from insurance contracts and participating investment contracts	36,405	282	36,687
Liabilities arising from non-participating investment contracts	28,168	13	28,181
Unallocated surplus within insurance businesses	526	—	526
Other liabilities	14,732	(312)	14,420
Retirement benefit obligations	(474)	832	358
Current tax liabilities	58	—	58
Deferred tax liabilities	245	(142)	103
Other provisions	146	606	752
Subordinated liabilities	29,240	(9,192)	20,048
Total liabilities	675,817	(13,216)	662,601
Net assets acquired	22,936	1,241	24,177

Fair value of net assets acquired			24,177
Adjust for:
Preference shares[1]			(3,917)
Minority interests			(1,300)
Adjusted net assets of HBOS acquired			18,960
Consideration of acquisition costs:
Issue of 7,776 million ordinary shares of 25p in Lloyds Banking Group plc[2]			(7,651)
Fees and expenses related to the transaction			(136)
Total consideration			(7,787)
Gain on acquisition			11,173

[1]

On 16 January 2009, the Group cancelled the following HBOS preference share issuances in exchange for preference shares issued by Lloyds Banking Group plc: 6.475 per cent non-cumulative preference shares of £1 each, 6.3673 per cent non-cumulative fixed to floating preference shares of £1 each and 6.0884 per cent non-cumulative preference shares of £1 each. The fair value of the Lloyds Banking Group preference shares issued is deducted from the net assets acquired for the purposes of calculating the gain arising on acquisition.

[2]

The calculation of consideration is based on the closing price of Lloyds TSB ordinary shares of 98.4p on 16 January 2009; 12,852 million HBOS shares were exchanged for Lloyds Banking Group shares at a ratio of 0.605 shares per HBOS share.

The post acquisition loss before tax of HBOS plc covering the period from 17 January 2009 to 31 December 2009 which is included in the Group statutory consolidated income statement for the year to 31 December 2009 is £5,613 million.

Had the acquisition date of HBOS plc been 1 January 2009, Lloyds Banking Group consolidated total income would have been £880 million lower at £44,417 million and Lloyds Banking Group consolidated profit before tax would have been £280 million lower at £762 million.

DISPOSAL OF BUSINESS

On 12 August 2009, the Group announced the sale of Insight Investment Management Limited, a subsidiary in which the Group held a 100 per cent interest. The sale completed on 8 November 2009 and resulted in no gain or loss on disposal. Customer related intangible assets of £170 million that arose on the acquisition of HBOS were included in the disposal (note 29).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15 TAXATION

(A) ANALYSIS OF TAX CREDIT (CHARGE) FOR THE YEAR

	2009	2008	2007
	£m	£m	£m
UK corporation tax:
Current tax on profit for the year	(227)	(667)	(763)
Adjustments in respect of prior years	(310)	(19)	30
	(537)	(686)	(733)
Double taxation relief	10	91	60
	(527)	(595)	(673)
Foreign tax:
Current tax on profit for the year	(221)	(144)	(98)
Adjustments in respect of prior years	40	4	3
	(181)	(140)	(95)
Current tax charge	(708)	(735)	(768)
Deferred tax (note 42):
Origination and reversal of temporary differences	2,429	625	118
Adjustments in respect of prior years	190	148	(29)
	2,619	773	89
Tax credit (charge)	1,911	38	(679)

The credit for tax on the profit for 2009 is based on a UK corporation tax rate of 28.0 per cent (2008: 28.5 per cent; 2007: 30 per cent). The above income tax credit is made up as follows:

	2009	2008	2007
	£m	£m	£m
Tax (charge) credit attributable to policyholders	(410)	461	217
Shareholder tax credit (charge)	2,321	(423)	(896)
	1,911	38	(679)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15 TAXATION continued

	Before tax amount £m	Total tax £m	After tax amount £m
Year ended 31 December 2009
Movements in available-for-sale financial assets:
Change in fair value	2,234	(298)	1,936
Transferred to income statement in respect of disposals	(97)	23	(74)
Transferred to income statement in respect of impairment	621	(168)	453
Other transfers to income statement	(93)	26	(67)
	2,665	(417)	2,248
Movement in cash flow hedge:
Effective portion of changes in fair value taken to other comprehensive income	(530)	148	(382)
Net gains transferred to the income statement	121	(29)	92
	(409)	119	(290)
Currency translation differences	(37)	(182)	(219)
Other comprehensive income for the year	2,219	(480)	1,739

	Before tax amount £m	Total tax £m	After tax amount £m
Year ended 31 December 2008
Movements in available-for-sale financial assets:
Change in fair value	(2,721)	690	(2,031)
Transferred to income statement in respect of disposals	(19)	—	(19)
Transferred to income statement in respect of impairment	130	(28)	102
Other transfers to income statement	(91)	25	(66)
	(2,701)	687	(2,014)
Movement in cash flow hedge:
Effective portion of changes in fair value taken to other comprehensive income	(33)	9	(24)
Net gains transferred to the income statement	16	(4)	12
	(17)	5	(12)
Currency translation differences	(1,304)	942	(362)
Other comprehensive income for the year	(4,022)	1,634	(2,388)

	Before tax amount £m	Total tax £m	After tax amount £m
Year ended 31 December 2007
Movements in available-for-sale financial assets:
Change in fair value	(483)	47	(436)
Transferred to income statement in respect of disposals	(5)	—	(5)
Transferred to income statement in respect of impairment	70	(21)	49
Other transfers to income statement	(6)	—	(6)
	(424)	26	(398)
Movement in cash flow hedge:
Effective portion of changes in fair value taken to other comprehensive income	(20)	6	(14)
Net gains transferred to the income statement	(1)	—	(1)
	(21)	6	(15)
Currency translation differences	(87)	103	16
Other comprehensive income for the year	(532)	135	(397)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15 TAXATION continued

(B) FACTORS AFFECTING THE TAX CREDIT (CHARGE) FOR THE YEAR

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax credit for the year is given below:

	2009 £m	2008[1] £m	2007[1] £m
Profit before tax	1,042	760	3,999
Tax charge thereon at UK corporation tax rate of 28 per cent (2008: 28.5 per cent;2007: 30 per cent)	(292)	(217)	(1,200)
Factors affecting charge:
Goodwill	3,022	(28)	—
Disallowed and non-taxable items	447	(116)	(51)
Overseas tax rate differences	(352)	(39)	1
Gains exempted or covered by capital losses	(14)	27	268
Policyholder interests	(295)	330	159
Tax losses where no deferred tax provided	(332)	—	—
Adjustments in respect of previous years	(66)	101	52
Effect of profit (loss) in joint ventures and associates	(211)	—	—
UK corporation tax rate change	—	—	110
Other items	4	(20)	(18)
Tax credit (charge) on profit on ordinary activities	1,911	38	(679)

[1]	Restated for IFRS 2 (Revised)

16 EARNINGS PER SHARE

	2009 £m	2008[1] £m	2007[1] £m
Profit attributable to equity shareholders – basic and diluted	2,827	772	3,288
	2009	2008[1]	2007[1]
	million	million	million
Weighted average number of ordinary shares in issue – basic	37,674	11,581	11,369
Adjustment for share options and awards	255	79	93
Weighted average number of ordinary shares in issue – diluted	37,929	11,660	11,462
Basic earnings per share	7.5p	6.7p	28.9p
Diluted earnings per share	7.5p	6.6p	28.7p

[1]	Restated, see below

Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 10 million (2008: 11 million restated; 2007: 11 million restated) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

The basic and diluted weighted average number of ordinary shares in issue reflects the issue of 2,597 million ordinary shares on 13 January 2009, the issue of 7,776 million ordinary shares as purchase consideration for the acquisition of 100 per cent of the ordinary share capital of HBOS plc on 16 January 2009, the capitalisation issue of 408 million ordinary shares on 11 May 2009, the issue of 10,409 million ordinary shares on 16 June 2009 in respect of a placing and compensatory open offer, the issue of 36,505 million shares in respect of the rights issue on 27 November 2009 and the issue of 108 million ordinary shares on 11 December 2009. To the extent that such shares contain a bonus element, the average number of shares for 2009 has been adjusted to reflect that bonus element for the full year. Average shares for 2008 and 2007 have been adjusted accordingly (see below).

For the calculation of diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares in respect of share options and awards granted to employees. The number of shares that could have been acquired at the average annual share price of the Company’s shares based on the monetary value of the subscription rights attached to outstanding share options and awards is determined. This is deducted from the number of shares issuable under such options and awards to leave a residual bonus amount of shares which are added to the weighted-average number of ordinary shares in issue, but no adjustment is made to the profit attributable to equity shareholders.

In December 2009, as part of the Group’s recapitalisation and exit from GAPS, the Group entered into an agreement with holders of certain existing liabilities to exchange these for ordinary shares or for cash on 18 February 2010. The weighted average number of anti-dilutive shares arising from this transaction that have been excluded from the calculation of diluted earnings per share was 294 million at 31 December 2009. As set out in note 57, on 18 February 2010, the above exchange completed and 3,141 million new ordinary shares in Lloyds Banking Group plc were issued.

The weighted-average number of anti-dilutive share options and awards excluded from the calculation of diluted earnings per share was 393 million at 31 December 2009 (2008: 59 million; 2007: £3 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16 EARNINGS PER SHARE continued

EARNINGS PER SHARE RESTATEMENT

Profit attributable to equity shareholders has been restated for the adoption of IFRS 2 (Revised) as explained in basis of preparation (see page F-9).

The weighted-average number of ordinary shares in issue have been restated to reflect the adjustment factor of 1.025 arising from the capitalisation issue on 11 May 2009, the adjustment factor of 1.310 arising from the placing and compensatory open offer on 16 June 2009, and the adjustment factor of 1.502 arising from the rights issue on 27 November 2009. The impact of these adjustments on the previously published comparatives is as follows:

	2008 £m	2007 £m
Profit attributable to equity shareholders as published	819	3,289
Restatement for IFRS 2 (Revised)	(47)	(1)
Restated	772	3,288
	Shares	Shares
	million	million
Weighted-average number of ordinary shares in issue (basic) as published	5,742	5,637
Restatement for capitalisation issue	144	141
Restatement for impact of placing and compensatory open offer	1,824	1,791
Restatement for rights issue	3,871	3,800
Restated	11,581	11,369
Weighted-average number of ordinary shares in issue (diluted) as published	5,781	5,683
Restatement for capitalisation issue	145	142
Restatement for impact of placing and compensatory open offer	1,837	1,806
Restatement for rights issue	3,897	3,831
Restated	11,660	11,462

17 TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These assets are comprised as follows:

	2009			2008
	Trading assets £m	Other financial assets at fair value through profit or loss £m	Total £m	Trading assets £m	Other financial assets at fair value through profit or loss £m	Total £m
Loans and advances to customers	13,579	166	13,745	283	325	608
Loans and advances to banks	4,702	635	5,337	—	—	—
Debt securities:
Government securities	2,936	17,025	19,961	38	7,326	7,364
Other public sector securities	6	700	706	—	18	18
Bank and building society certificates of deposit	2,034	—	2,034	—	433	433
Asset-backed securities:
Mortgage-backed securities	—	520	520	—	369	369
Other asset-backed securities	891	1,999	2,890	—	1,342	1,342
Corporate and other debt securities	3,097	17,571	20,668	536	11,120	11,656
	8,964	37,815	46,779	574	20,608	21,182
Equity shares:
Listed	—	55,685	55,685	—	16,569	16,569
Unlisted	—	28,465	28,465	—	6,705	6,705
	—	84,150	84,150	—	23,274	23,274
	27,245	122,766	150,011	857	44,207	45,064

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17 TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS continued

Other financial assets at fair value through profit or loss represent the following assets designated into that category:

(i)

financial assets backing insurance contracts and investment contracts of £118,573 million (31 December 2008: £39,899 million) which are so designated because the related liabilities either have cash flows that are contractually based on the performance of the assets or are contracts whose measurement takes account of current market conditions and where significant measurement inconsistencies would otherwise arise;

(ii)

loans and advances to customers of £166 million (31 December 2008: £325 million) which are economically hedged by interest rate derivatives which are not in hedge accounting relationships and where significant measurement inconsistencies would otherwise arise if the related derivatives were treated as trading liabilities and the loans and advances were carried at amortised cost; and

(iii)

private equity investments of £1,880 million (31 December 2008: £947 million) that are managed, and evaluated, on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis.

The maximum exposure to credit risk at 31 December 2009 of the loans and advances to banks and customers designated at fair value through profit or loss was £166 million (2008: £325 million); the Group does not hold any credit derivatives or other instruments in mitigation of this risk. There was no significant movement in the fair value of these loans attributable to changes in credit risk which is determined by reference to the publicly available credit ratings of the instruments involved.

The carrying value of assets that are subject to stock lending arrangements was £1,752 million at 31 December 2009 (31 December 2008: £809 million) all of which the secured party is permitted by contract or custom to sell or repledge.

The Group’s Wholesale division had exposure to negative basis asset-backed securities of £1,174 million (31 December 2008: £584 million) of which £970 million were protected by monoline financial guarantors (note 54).

18 DERIVATIVE FINANCIAL INSTRUMENTS

The Group holds derivatives as part of the following strategies:

–	Customer driven, where derivatives are held as part of the provision of risk management products to Group customers;

–

To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value, cash flow and net investment hedge approaches as described in note 54; and

–	Derivatives held in policyholders funds as permitted by the investment strategies of those funds,

Derivatives are classified as trading except those designated as effective hedging instruments which meet the criteria under IAS 39. Derivatives are held at fair value on the Group’s balance sheet. A description of the methodology used to determine the fair value of derivative financial instruments and the effect of using reasonably possible alternative assumptions for those derivatives valued using unobservable inputs is set out in note 53.

The principal derivatives used by the Group are as follows:

–

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

–

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

–

Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place. The Group also uses credit default swaps to securitise, in combination with external funding, £6,455 million (2008: £8,360 million) of corporate and commercial banking loans.

–

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18 DERIVATIVE FINANCIAL INSTRUMENTS continued

The fair values and notional amounts of derivative instruments are set out the following table:

	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
31 December 2009
Trading and other
Exchange rate contracts:
Spot, forwards and futures	149,701	1,675	1,695
Currency swaps	130,954	6,853	1,787
Options purchased	11,130	678	—
Options written	11,072	—	431
	302,857	9,206	3,913
Interest rate contracts:
Interest rate swaps	1,092,319	23,799	24,153
Forward rate agreements	840,539	441	400
Options purchased	68,267	1,700	—
Options written	57,772	—	1,656
Futures	12,938	2	7
	2,071,835	25,942	26,216
Credit derivatives	19,673	1,711	444
Embedded equity conversion feature	—	1,797	—
Equity and other contracts	27,391	1,842	1,225
Total derivative assets/liabilities – trading and other	2,421,756	40,498	31,798
Hedging
Derivatives designated as fair value hedges:
Currency swaps	26,162	635	107
Interest rate swaps	80,085	3,989	985
Options written	628	—	144
	106,875	4,624	1,236
Derivatives designated as cash flow hedges:
Interest rate swaps	222,548	4,749	7,285
Futures	5,137	1	3
Currency swaps	8,937	8	144
Options purchased	2,754	4	—
	239,376	4,762	7,432
Derivatives designated as net investment hedges:
Cross currency swaps	2,507	44	19
Total derivative assets/liabilities – hedging	348,758	9,430	8,687
Total recognised derivative assets/liabilities	2,770,514	49,928	40,485

The principal amount of the contract does not represent the Group’s real exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure. Further details are provided in note 54(3) on page F-103.

The embedded equity conversion feature of £1,797 million reflects the value at 31 December 2009 of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in December 2009 as part of the Group’s recapitalisation and exit from the Government Asset Protection Scheme (see note 44).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18 DERIVATIVE FINANCIAL INSTRUMENTS continued

	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
31 December 2008
Trading and other
Exchange rate contracts:
Spot, forwards and futures	157,572	5,788	4,102
Currency swaps	29,463	4,367	1,463
Options purchased	9,185	714	—
Options written	10,143	—	743
	206,363	10,869	6,308
Interest rate contracts:
Interest rate swaps	368,176	11,797	12,639
Forward rate agreements	153,930	405	395
Options purchased	37,175	843	—
Options written	33,130	—	627
Futures	587	44	3
	592,998	13,089	13,664
Credit derivatives	32,495	4,257	2,670
Equity and other contracts	5,447	234	81
Total derivative assets/liabilities – trading and other	837,303	28,449	22,723
Hedging
Derivatives designated as fair value hedges:
Interest rate swaps (including swap options)	37,243	434	1,665
Derivatives designated as cash flow hedges:
Interest rate swaps	867	1	91
Derivatives designated as net investment hedges:
Cross currency swaps	6,318	—	2,413
Total derivative assets/liabilities – hedging	44,428	435	4,169
Total recognised derivative assets/liabilities	881,731	28,884	26,892

19 LOANS AND ADVANCES TO BANKS

	2009 £m	2008 £m
Lending to banks	3,705	3,056
Money market placements with banks	31,805	35,812
Total loans and advances to banks	35,510	38,868
Allowance for impairment losses (note 24)	(149)	(135)
	35,361	38,733

The Group holds collateral with a fair value of £4,171 million (31 December 2008: £10,739 million), which it is permitted to sell or repledge, of which £4,171 million (2008: £5,492 million) was repledge or sold to third parties for periods not exceeding three months from the transfer. The Group is obliged to return collateral with a fair value of £4,171 million (2008: £5,492 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20 LOANS AND ADVANCES TO CUSTOMERS

	2009 £m	2008 £m

Agriculture, forestry and fishing	5,130	3,969
Energy and water supply	3,031	2,598
Manufacturing	14,912	12,057
Construction	10,830	3,016
Transport, distribution and hotels	31,820	14,664
Postal and telecommunications	1,662	1,060
Property companies	83,820	23,318
Financial, business and other services	66,923	33,319
Personal:
Mortgages	362,667	114,643
Other	42,958	25,318
Lease financing	9,307	4,546
Hire purchase	8,710	5,295

	641,770	243,803
Allowance for impairment losses (note 24)	(14,801)	(3,459)

	626,969	240,344

The Group holds collateral with a fair value of £1,110 million (31 December 2008: £1,736 million), which it is permitted to sell or repledge, of which £1,102 million (31 December 2008: £366 million) was repledged or sold to third parties for periods not exceeding three months from the transfer. The Group is obliged to return collateral with a fair value of £1,102 million (2008: £366 million).

Loans and advances to customers include finance lease receivables, which may be analysed as follows:

	2009 £m	2008 £m

Gross investment in finance leases, receivable:
Not later than 1 year	1,374	541
Later than 1 year and not later than 5 years	3,577	1,775
Later than 5 years	7,911	5,570

	12,862	7,886
Unearned future finance income on finance leases	(3,428)	(3,038)
Rentals received in advance	(119)	(128)
Commitments for expenditure in respect of equipment to be leased	(8)	(174)

Net investment in finance leases	9,307	4,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20 LOANS AND ADVANCES TO CUSTOMERS continued

The net investment in finance leases represents amounts recoverable as follows:

	2009 £m	2008 £m

Not later than 1 year	1,008	328
Later than 1 year and not later than 5 years	2,403	974
Later than 5 years	5,896	3,244

	9,307	4,546

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. During 2009 and 2008 no contingent rentals in respect of finance leases were recognised in the income statement. The allowance for uncollectable finance lease receivables included in the allowance for impairment losses is £123 million (2008: £15 million). The unguaranteed residual values included in finance lease receivables were as follows:

	2009 £m	2008 £m

Not later than 1 year	4	1
Later than 1 year and not later than 5 years	46	29
Later than 5 years	5	3

	55	33

21 SECURITISATIONS AND COVERED BONDS

Loans and advances to customers include balances that have been securitised but not derecognised, including residential mortgages and commercial banking loans, the carrying values of which are set out below together with any related liabilities. Residential mortgages are not derecognised because the Group remains exposed to the majority of the risk of any default in respect of them; commercial banking loans are not derecognised because the Group has not transferred the contractual rights to receive the cash flows from those loans nor has it assumed a contractual obligation to pay the cash flows from those loans to a third party.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21 SECURITISATIONS AND COVERED BONDS continued

The Group’s principal securitisation and covered bond programmes, together with the balances of the advances subject to securitisation and the carrying value of the notes in issue at 31 December, are listed below. The notes in issue are reported in note 35.

		2009		2008
Securitisation	Type of loan	Gross assets securitised £m	Notes in issue £m	Gross assets securitised £m	Notes in issue £m
Arkle	UK residential mortgages	32,070	18,141	34,293	27,189
Ascot Black[1]	Commercial loans	1,220	—	1,434	—
Goodwood Gold[1]	Commercial loans	2,932	119	2,909	127
Doncaster Gold[1]	Commercial loans	831	60	950	48
Exeter Blue[1]	PFI/PPP and project finance loans	877	45	859	48
Kelso[1]	Corporate loans and revolving credit facilities	595	7	1,158	3
Morse[1]	Corporate loans and revolving credit facilities	—	—	1,050	—
Cooper’s Hill	UK residential mortgages	11,383	12,000	—	—
Highland	UK residential mortgages	5,937	6,050	—	—
Permanent	UK residential mortgages	38,134	30,512	—	—
Mound	UK residential mortgages	8,603	6,933	—	—
Handbridge	Personal loans	3,730	2,613	—	—
Candide	Dutch residential mortgages	4,800	4,663	—	—
Prominent	Commercial loans	898	787	—	—
Chepstow Blue	Commercial loans	3,959	4,050	—	—
Derby Blue	Commercial loans	3,231	3,250	—	—
Pendeford	UK residential mortgages	11,994	9,039	—	—
Balliol	UK residential mortgages	12,771	12,819	—	—
Brae	UK residential mortgages	7,838	9,588	—	—
Dakota	UK residential mortgages	3,832	3,826	—	—
Deva	UK residential mortgages	6,691	6,906	—	—
Penarth	Credit card receivables	5,155	2,699	—	—
Tioba	UK residential mortgages	2,094	2,249	—	—
Trinity	UK residential mortgages	11,033	11,466	—	—
Wolfhound	Irish residential mortgages	6,522	6,585	—	—
Bella Trust Series	Motor vehicle loans	443	470	—	—
Other	UK residential mortgages	63	169	—	—
		187,636	155,046	42,653	27,415
Less held by the Group			(117,489)		(17,365)
Total securitisations			37,557		10,050
Covered Bonds
Residential Mortgage-Backed Covered Bonds		99,753	76,636	40,608	24,000
Social Housing Loan-Backed Covered Bonds		3,356	2,735	—	—

		103,109	79,371	40,608	24,000
Less held by the Group			(52,060)		(24,000)
Total covered bonds			27,311		—
Total securitisations and covered bonds			64,868		10,050

[1]	Securitisations utilising a combination of external funding and credit default swaps.

Cash deposits of £31,480 million (31 December 2008: £1,846 million) held by the Group are restricted in use to repayment of the debt securities issued by the securitisation vehicles and other legal obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22 SPECIAL PURPOSE ENTITIES

In addition to the special purpose entities disclosed in note 21, which are used for securitisation and covered bond programmes, the Group sponsors three asset-backed conduits, Cancara, Grampian and Landale, which invest in debt securities and client receivables. All the external assets in these conduits are consolidated in the Group’s financial statements and are included in the credit market exposures set out in note 54. The total consolidated exposures in these conduits are set out in the table below:

	Cancara £m	Grampian £m	Landale £m	Total £m
At 31 December 2009
Loans and receivables	3,681	—	—	3,681
Debt securities:
Classified as loans and receivables	15	9,867	698	10,580
Classified as available-for-sale (note 25)	5,382	—	—	5,382
Total debt securities	5,397	9,867	698	15,962
Total assets	9,078	9,867	698	19,643
At 31 December 2008
Loans and receivables	5,905	—	—	5,905
Debt securities:
Classified as loans and receivables	437	—	—	437
Classified as available-for-sale (note 25)	6,273	—	—	6,273
Total debt securities	6,710	—	—	6,710
Total assets	12,615	—	—	12,615

OTHER SPECIAL PURPOSE ENTITIES

During 2009, the Group established Lloyds TSB Pension ABCS (No 1) LLP and Lloyds TSB Pension ABCS (No 2) LLP and transferred approximately £5 billion of assets, primarily comprising notes in certain of the Group’s securitisation programmes, in aggregate to these entities. The Group transferred interests in the LLPs with a fair value of approximately £1 billion in aggregate to the Lloyds TSB Group Pension Scheme No 1 and the Lloyds TSB Group Pension Scheme No 2 entitling these schemes to annual payments of approximately £215 million in aggregate until 31 December 2014 (see note 41).

23 DEBT SECURITIES CLASSIFIED AS LOANS AND RECEIVABLES

Debt securities accounted for as loans and receivables comprise:

	2009 £m	2008 £m
Asset-backed securities:
Mortgage-backed securities	13,322	478
Other asset-backed securities	17,137	540
Corporate and other debt securities	2,623	3,531
	33,082	4,549
Allowance for impairment losses (see note 24)	(430)	(133)
	32,652	4,416

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24 ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Total £m
Balance at 1 January 2008	2,408	—	—	2,408
Exchange and other adjustments	43	—	—	43
Advances written off	(1,586)	—	(24)	(1,610)
Recoveries of advances written off in previous years	112	—	—	112
Unwinding of discount	(102)	—	—	(102)
Charge to the income statement	2,584	135	157	2,876
At 31 December 2008	3,459	135	133	3,727
Exchange and other adjustments	95	17	49	161
Advances written off	(4,200)	—	—	(4,200)
Recoveries of advances written off in previous years	110	—	—	110
Unwinding of discount	(446)	—	—	(446)
Charge to the income statement	15,783	(3)	248	16,028
At 31 December 2009	14,801	149	430	15,380

25 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2009			2008
	Conduits £m	Other £m	Total £m	Conduits £m	Other £m	Total £m
Debt securities:
Government securities	—	8,669	8,669	—	868	868
Other public sector securities	—	31	31	—	12	12
Bank and building society certificates of deposit	—	1,014	1,014	—	9,602	9,602
Asset-backed securities:
Mortgage-backed securities	3,481	1,300	4,781	3,929	1,771	5,700
Other asset-backed securities	1,901	5,739	7,640	2,344	5,748	8,092
Corporate and other debt securities	—	19,904	19,904	—	2,183	2,183
	5,382	36,657	42,039	6,273	20,184	26,457
Equity shares:
Listed	—	102	102	—	3	3
Unlisted	—	1,929	1,929	—	38	38
	—	2,031	2,031	—	41	41
Treasury bills and other bills:
Treasury bills and similar securities	—	2,532	2,532	—	2,402	2,402
Other bills	—	—	—	—	26,807	26,807
	—	2,532	2,532	—	29,209	29,209
	5,382	41,220	46,602	6,273	49,434	55,707

Details of the Group’s asset-backed conduits shown in the table above are included in note 22.

Included within asset-backed securities are £12,421 million (31 December 2008: £13,792 million) managed by the Wholesale division. Further information on these exposures is provided in note 54.

The carrying value of assets that are subject to stock lending arrangements was £4,616 million at 31 December 2009 (31 December 2008: nil) all of which the secured party is permitted by contract or custom to sell or repledge.

All assets have been individually assessed for impairment. The criteria used to determine whether an impairment loss has been incurred are disclosed in note 2(H). Included in available-for-sale financial assets at 31 December 2009 are debt securities individually determined to be impaired whose gross amount before impairment allowances was £144 million (31 December 2008: £282 million) and in respect of which no collateral was held. In addition, included in available-for-sale financial assets at 31 December 2009 are equity securities individually determined to be impaired whose gross amount before impairment allowances was £621 million (31 December 2008: £31 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26 INVESTMENT PROPERTIES

	2009 £m	2008 £m
At 1 January	2,631	3,722
Exchange and other adjustments	(15)	66
Adjustment on acquisition	3,002	—
Additions:
Acquisitions of new properties	151	85
Additional expenditure on existing properties	67	116
Total additions	218	201
Disposals	(865)	(300)
Changes in fair value (note 7)	(214)	(1,058)
At 31 December	4,757	2,631

The investment properties are valued at least annually at open-market value, by independent, professionally qualified valuers, who have recent experience in the location and categories of the investment properties being valued.

In addition, the following amounts have been recognised in the income statement:

	2009 £m	2008 £m
Rental income	358	209
Direct operating expenses arising from investment properties that generate rental income	64	29

Capital expenditure in respect of investment properties:
	2009 £m	2008 £m
Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements	57	82

27 GOODWILL

	2009 £m	2008 £m
At 1 January	2,256	2,358
Exchange and other adjustments	—	(2)
Impairment charged to the income statement	(240)	(100)
At 31 December	2,016	2,256
Cost[1]	2,362	2,362
Accumulated impairment losses	(346)	(106)
At 31 December	2,016	2,256

[1]	For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,016 million (31 December 2008: £2,256 million), £1,836 million (or 91 per cent of the total) has been allocated to Scottish Widows in the Group’s Insurance division and £170 million (or 8 per cent of the total) to Asset Finance in the Group’s Wholesale division.

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

In 2009, the markets in which the Consumer Finance unit of Asset Finance operates have deteriorated further with both macroeconomic and market conditions worsening, leading to a fall off in demand and increasing arrears. This, together with continuing uncertainties over the likely short-term macroeconomic environment, has resulted in a reassessment of the carrying value of the consumer finance cash generating unit and the recognition of a goodwill impairment charge of £240 million at 31 December 2009 reflecting the write down of the entire balance of goodwill allocated to the Consumer Finance unit of Asset Finance leaving goodwill of £170 million in the Autolease unit of Asset Finance.

The recoverable amount of Asset Finance has also been based on a value in use calculation using cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 18.75 per cent (gross of tax). The cash flows beyond the five-year period are extrapolated using a growth rate of 0.5 per cent which does not exceed the long-term average growth rates for the markets in which Asset Finance participates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28 VALUE OF IN-FORCE BUSINESS

The gross value of in-force business asset in the consolidated balance sheet is as follows:

	2009 £m	2008 £m
Acquired value of in-force non-participating investment contracts	1,545	—
Value of in-force insurance and participating investment contracts	5,140	1,893
	6,685	1,893

The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2009 £m	2008 £m
At 1 January	—	—
Adjustment on acquisition	1,620	—
Amortisation taken to income statement (note 11)	(75)	—
At 31 December	1,545	—

The acquired value of in-force non-participating investment contracts includes £379 million in relation to OEIC business.

The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2009 £m	2008 £m
At 1 January	1,893	2,218
Adjustment on acquisition	2,093	—
Exchange and other adjustments	(15)	—
Movements in the year:
New business	563	368
Existing business:
Expected return	(456)	(112)
Experience variances	84	(46)
Non-economic assumption changes	135	(92)
Economic variance	843	(443)
Movement in the value of in-force business taken to income statement (note 9)	1,169	(325)
At 31 December	5,140	1,893

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

The principal features of the methodology and process used for determining key assumptions used in the calculation of the value of in-force business are set out below:

ECONOMIC ASSUMPTIONS

Each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. In practice, to achieve the same result, where the cash flows are either independent of or move linearly with market movements, a method has been applied known as the ‘certainty equivalent’ approach whereby it is assumed that all assets earn a risk-free rate and all cash flows are discounted at a risk-free rate.

A market consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date. The risk-free rate used for the value of financial options and guarantees is defined as the spot yield derived from the relevant government bond yield curve in line with FSA realistic balance sheet assumptions.

The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds. In accordance with the approach adopted in December 2008, the value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of these corporate bond holdings. The illiquidity premium is estimated to be 75 basis points as at 31 December 2009 (31 December 2008: 154 basis points). The reduction in the illiquidity premium over 2009 has offset gains made on the assets backing the annuity liabilities, reducing the benefit within the results from the reduction in corporate bond spreads.

The risk-free rate assumed in valuing the non-annuity in-force business is the 15 year government bond yield for the appropriate territory. The risk-free rate assumed in valuing the in-force asset for the UK annuity business is presented as a single risk-free rate to allow a better comparison to the rate used for other business. That single risk-free rate has been derived to give the equivalent value to the UK annuity book, had that book been valued using the UK gilt yield curve increased to reflect the illiquidity premium described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28 VALUE OF IN-FORCE BUSINESS continued

The table below shows the range of resulting yields and other key assumptions at 31 December for UK business:

	2009%	2008%

Risk-free rate (value of in-force non-annuity business)	4.45	3.74
Risk-free rate (value of in-force annuity business)	5.05	5.22
Risk-free rate (financial options and guarantees)	0.87 to 4.76	1.11 to 4.24
Retail price inflation	3.64	2.75
Expense inflation	4.42	3.50

NON-MARKET RISK

An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required. However, in the case of operational risk and the with-profit funds these can be asymmetric in the range of potential outcomes for which an explicit allowance is made.

NON-ECONOMIC ASSUMPTIONS

Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management’s view of future experience. These assumptions are intended to represent a best estimate of future experience.

Further information about the effect of changes in key assumptions is given in note 37.

29 OTHER INTANGIBLE ASSETS

	Brands £m	Core deposit intangible £m	Purchased credit card relationships £m	Customer- related intangibles £m	Capitalised software enhancements £m	Total £m

Cost:
At 1 January 2008	—	—	—	57	240	297
Additions	—	—	—	6	80	86

At 31 December 2008	—	—	—	63	320	383
Adjustment on acquisition	596	2,770	300	984	104	4,754
Additions	—	—	—	—	63	63
Disposals of businesses (note 14)	—	—	—	(170)	—	(170)

At 31 December 2009	596	2,770	300	877	487	5,030

Accumulated amortisation:
At 1 January 2008	—	—	—	5	143	148
Charge for the year	—	—	—	7	31	38

At 31 December 2008	—	—	—	12	174	186
Charge for the year	21	393	58	237	60	769
Disposals	—	—	—	(12)	—	(12)

At 31 December 2009	21	393	58	237	234	943

Balance sheet amount at 31 December 2009	575	2,377	242	640	253	4,087

Balance sheet amount at 31 December 2008	—	—	—	51	146	197

The majority of the customer-related intangibles as well as the brands, core deposit intangibles and purchased credit card relationships have arisen from the acquisition of HBOS. Included within brands above are assets of £380 million (31 December 2008: £nil) that have been determined to have indefinite useful lives and are not amortised. These brands use the Bank of Scotland name which has been in existence for over 300 years. These brands are well established financial services brands and there are no indications that they should not continue indefinitely.

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

Capitalised software enhancements principally comprise identifiable and directly associated internal staff and other costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30 TANGIBLE FIXED ASSETS

	Premises £m	Equipment £m	Operating lease assets £m	Total tangible fixed assets £m

Cost:
At 1 January 2008	1,437	2,871	1,431	5,739
Exchange and other adjustments	2	18	70	90
Additions	96	341	556	993
Disposals	(19)	(82)	(493)	(594)

At 31 December 2008	1,516	3,148	1,564	6,228
Exchange and other adjustments	19	(38)	281	262
Adjustment on acquisition	966	825	3,916	5,707
Additions	113	1,317	1,949	3,379
Disposals	(153)	(130)	(1,326)	(1,609)

At 31 December 2009	2,461	5,122	6,384	13,967

Accumulated depreciation and impairment:
At 1 January 2008	718	2,007	175	2,900
Exchange and other adjustments	1	10	21	32
Charge for the year	81	254	313	648
Disposals	(11)	(63)	(243)	(317)

At 31 December 2008	789	2,208	266	3,263
Exchange and other adjustments	(19)	(12)	113	82
Charge for the year	132	450	1,134	1,716
Disposals	(18)	(49)	(251)	(318)

At 31 December 2009	884	2,597	1,262	4,743

Balance sheet amount at 31 December 2009	1,577	2,525	5,122	9,224

Balance sheet amount at 31 December 2008	727	940	1,298	2,965

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2009 £m	2008 £m

Receivable within 1 year	845	294
1 to 5 years	1,939	320
Over 5 years	88	9

	2,872	623

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2009 and 2008 no contingent rentals in respect of operating leases were recognised in the income statement.

In addition, total future minimum sub-lease income of £79 million at 31 December 2009 (£102 million at 31 December 2008) is expected to be received under non-cancellable sub-leases of the Group’s premises.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 OTHER ASSETS

	2009 £m	2008 £m

Assets arising from reinsurance contracts held (note 36)	1,875	385
Deferred acquisition and origination costs	533	196
Settlement balances	1,587	751
Other assets and prepayments	8,230	4,469

	12,225	5,801

Deferred acquisition and origination costs:

	2009 £m	2008 £m

At 1 January	196	212
Adjustment on acquisition	422	—
Costs deferred, net of amounts amortised to the income statement	(84)	(16)
Exchange and other adjustments	(1)	—

At 31 December	533	196

32 DEPOSITS FROM BANKS

	2009 £m	2008 £m

Liabilities in respect of securities sold under repurchase agreements	27,558	24,888
Other deposits from banks	54,894	41,626

Deposits from banks	82,452	66,514

Included in deposits from banks were deposits of £17,253 million (31 December 2008: £2,574 million) held as collateral. The fair value of those deposits approximates the carrying amount.

33 CUSTOMER DEPOSITS

	2009 £m	2008 £m

Non-interest bearing current accounts	9,264	4,176
Interest bearing current accounts	93,887	47,109
Savings and investment accounts	207,474	76,144
Liabilities in respect of securities sold under repurchase agreements	35,554	92
Other customer deposits	60,562	43,417

Customer deposits	406,741	170,938

Included in customer deposits were deposits of £656 million (31 December 2008: £1,002 million) held as collateral. The fair value of those deposits approximates the carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34 TRADING AND OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2009 £m	2008 £m
Liabilities held at fair value through profit or loss (debt securities)	6,160	6,748
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	21,389	—
Short positions in securities	202	6
Other	520	—
	22,111	6
Trading and other financial liabilities at fair value through profit or loss	28,271	6,754

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2009 was £5,866 million, which was £294 million lower than the balance sheet carrying value (31 December 2008: £6,517 million, which was £231 million lower than the balance sheet carrying value). At 31 December 2009 there was a cumulative £55 million decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds TSB Bank plc, the issuing entity within the Group. Of the £55 million, £11 million arose in 2009 and £36 million arose in 2008.

Liabilities designated at fair value through profit or loss represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

35 DEBT SECURITIES IN ISSUE

	2009 £m	2008 £m
Medium-term notes issued	82,876	11,823
Covered bonds (note 21)	27,311	—
Certificates of deposit issued	50,858	33,207
Securitisation notes (note 21)	37,557	10,050
Commercial paper	34,900	20,630
Total debt securities in issue	233,502	75,710

36 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS

Insurance contract and participating investment contract liabilities are comprised as follows:

	2009			2008
	Gross £m	Reinsurance[1] £m	Net £m	Gross £m	Reinsurance[1] £m	Net £m
Life insurance (see (1) below):
Insurance contracts	56,800	(1,831)	54,969	21,518	(380)	21,138
Participating investment contracts	18,089	—	18,089	11,619	—	11,619
	74,889	(1,831)	73,058	33,137	(380)	32,757
Non-life insurance contracts (see (2) below):
Unearned premiums	788	(31)	757	472	—	472
Claims outstanding	502	(13)	489	183	(5)	178
	1,290	(44)	1,246	655	(5)	650
	76,179	(1,875)	74,304	33,792	(385)	33,407

[1] Reinsurance balances are reported within other assets (note 31).

At 31 December 2009 £44,441 million (31 December 2008: £29,967 million) of liabilities arising from insurance contracts and participating investment contracts had a contractual residual maturity of greater than one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

(1) LIFE INSURANCE

The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

	Insurance contracts	Participating investment contracts	Gross £m	Reinsurance £m	Net £m
At 1 January 2008:	22,526	14,874	37,400	(340)	37,060
New business	2,915	208	3,123	(32)	3,091
Changes in existing business	(4,092)	(3,363)	(7,455)	(8)	(7,463)
Change in liabilities charged to the income statement (note 10)	(1,177)	(3,155)	(4,332)	(40)	(4,372)
Exchange and other adjustments	169	(100)	69	—	69
At 31 December 2008:	21,518	11,619	33,137	(380)	32,757
New business	4,455	122	4,577	(28)	4,549
Changes in existing business	971	374	1,345	(149)	1,196
Change in liabilities charged to the income statement (note 10)	5,426	496	5,922	(177)	5,745
Adjustment on acquisition	29,996	5,996	35,992	(1,367)	34,625
Exchange and other adjustments	(140)	(22)	(162)	93	(69)
At 31 December 2009	56,800	18,089	74,889	(1,831)	73,058

Liabilities for life insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the FSA’s realistic capital regime (realistic liabilities) and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2009			2008
	With-profit fund £m	Non-profit fund £m	Total £m	With-profit fund £m	Non-profit fund £m	Total £m
Insurance contracts	12,066	44,734	56,800	7,457	14,061	21,518
Participating investment contracts	11,506	6,583	18,089	5,836	5,783	11,619
	23,572	51,317	74,889	13,293	19,844	33,137

WITH-PROFIT FUND REALISTIC LIABILITIES

(i)	Business description

The Group has with-profit funds within Scottish Widows plc and Clerical Medical Investment Group Limited containing both insurance contracts and participating investment contracts.

The primary purpose of the conventional and unitised business written in the with-profit funds is to provide a long-term smoothed investment vehicle to the policyholder, protecting them against short-term market fluctuations. With-profit policyholders are entitled to at least 90 per cent of the distributed profits, the shareholders receiving the balance. The policyholder is also usually insured against death and the policy may carry a guaranteed annuity option at maturity.

(ii)	Method of calculation of liabilities

With-profit liabilities are stated at their realistic value, the main components of which are:

–	With-profit benefit reserve, the total asset shares for with-profit policies;

–	Cost of options and guarantees;

–	Deductions levied against asset shares; and

–	Impact of the smoothing policy.

The realistic assessment is carried out using a stochastic simulation model which values liabilities on a market consistent basis. The calculation of realistic liabilities uses best estimate assumptions for mortality, persistency rates and expenses. These are calculated in a similar manner to those used for the value of in-force business as discussed in note 28.

(iii)	Assumptions

Key assumptions used in the calculation of with-profit liabilities, and the processes for determining these, are:

INVESTMENT RETURNS AND DISCOUNT RATES

The realistic capital regime dictates that with-profit fund liabilities are valued on a market-consistent basis. This is achieved by the use of a valuation model which values liabilities on a basis calibrated to tradable market option contracts and other observable market data. The with-profit fund financial options and guarantees are valued using a stochastic simulation model where all assets are assumed to earn, on average, the risk-free yield and all cash flows are discounted using the risk-free yield. The risk-free yield is defined as the spot yield derived from the relevant government bond yield curve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

GUARANTEED ANNUITY OPTIONS

Certain pension contracts contain guaranteed annuity options that allow the policyholder to take an annuity benefit on retirement at annuity rates that were guaranteed at the outset of the contract. For contracts that contain such options, key assumptions in determining the cost of options are economic conditions in which the option has value, mortality rates and take up rates of other options. The financial impact is dependent on the value of corresponding investments, interest rates and longevity at the time of the claim.

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

LAPSE RATES (PERSISTENCY)

Lapse rates refer to the rate of policy termination or the rate at which policyholders stop paying regular premiums due under the contract.

Historical persistency experience is analysed using statistical techniques. As experience can vary considerably between different product types and for contracts that have been in force for different periods, the data is broken down into broadly homogenous groups for the purposes of this analysis.

The most recent experience is considered along with the results of previous analyses and management’s views on future experience, taking into consideration potential changes in future experience that may result from guarantees and options becoming more valuable under adverse market conditions, in order to determine a ‘best estimate’ view of what persistency will be. In determining this best estimate view a number of factors are considered, including the credibility of the results (which will be affected by the volume of data available), any exceptional events that have occurred during the period under consideration, any known or expected trends in underlying data and relevant published market data.

NON-PROFIT FUND LIABILITIES

(i)	Business description

The Group principally writes the following types of life insurance contracts within its non-profit funds. Shareholder profits on these types of business arise from management fees and other policy charges.

Unit-linked business – This includes unit-linked pensions and unit-linked bonds, the primary purpose of which is to provide an investment vehicle where the policyholder is also insured against death.

Life insurance – The policyholder is insured against death or permanent disability, usually for predetermined amounts. Such business includes whole of life and term assurance and long-term creditor policies.

Annuities – The policyholder is entitled to payments for the duration of their life and is therefore insured against surviving longer than expected.

German insurance and pensions business is written through the subsidiary Heidelberger Leben and comprises policies similar to the UK definitions above, except that there is participation by the policyholder in the investment, insurance and expense profits of Heidelberger Leben. A minimum level of policyholder participation is prescribed by German law. The following types of life insurance contracts are written under which there is policyholder participation in Heidelberger Leben profits:

–	Unit linked endowment or pensions business;

–	Traditional endowment or pensions business;

–	Life insurance business in which the policyholder is protected against temporary disability; and

–	Life insurance business in which the policyholder is protected against death.

(ii)	Method of calculation of liabilities

The non-profit fund liabilities are determined on the basis of recognised actuarial methods and consistent with the approach required by regulatory rules. The methods used involve estimating future policy cash flows over the duration of the in-force book of policies, and discounting the cash flows back to the valuation date allowing for probabilities of occurrence.

(iii)	Assumptions

Generally, assumptions used to value non-profit fund liabilities are prudent in nature and therefore contain a margin for adverse deviation. This margin for adverse deviation is based on management’s judgement and reflects management’s views on the inherent level of uncertainty. The key assumptions used in the measurement of non-profit fund liabilities are:

INTEREST RATES

The rates used are derived in accordance with the guidelines set by local regulatory bodies. These limit the rates of interest that can be used by reference to a number of factors including the redemption yields on fixed interest assets at the valuation date.

Margins for risk are allowed for in the assumed interest rates. These are derived from the limits in the guidelines set by local regulatory bodies, including reductions made to the available yields to allow for default risk based upon the credit rating of the securities allocated to the insurance liability.

MORTALITY AND MORBIDITY

The mortality and morbidity assumptions, including allowances for improvements in longevity for annuitants, are set with regard to the Group’s actual experience where this provides a reliable basis, and relevant industry data otherwise, and include a margin for adverse deviation. For German business appropriate industry tables have been considered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

LAPSE RATES (PERSISTENCY)

Lapse rates are allowed for on some non-profit fund contracts. The process for setting these rates is as described for with-profit liabilities, however a prudent scenario is assumed by the inclusion of a margin for adverse deviation within the non-profit fund liabilities.

MAINTENANCE EXPENSES

Allowance is made for future policy costs explicitly. Expenses are determined by reference to an internal analysis of current and expected future costs plus a margin for adverse deviation. Explicit allowance is made for future expense inflation. For German business appropriate cost assumptions have been set in accordance with the rules of the local regulatory body.

KEY CHANGES IN ASSUMPTIONS

A detailed review of the Group’s assumptions in 2009 resulted in the following key impacts on profit before tax:

–	Change in persistency assumptions (£79 million decrease)

–	Change in the assumption in respect of future mortality rates (£44 million increase)

These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.

(2) NON-LIFE INSURANCE

Gross non-life insurance contract liabilities are analysed by line of business as follows:

	2009 £m	2008 £m

Credit protection	533	293
Home	754	359
Health	3	3
	1,290	655

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

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	Gross £m	Reinsurance £m	Net £m
Provisions for unearned premiums
At 1 January 2008	456	—	456
Increase in the year	651	(23)	628
Release in the year	(635)	23	(612)
Change in provision for unearned premiums charged to income statement (note 8)	16	—	16
At 31 December 2008	472	—	472
Adjustment on acquisition	487	(4)	483
Increase in the year	1,267	(101)	1,166
Release in the year	(1,438)	75	(1,363)
Change in provision for unearned premiums charged to income statement (note 8)	(171)	(26)	(197)
Exchange translation	—	(1)	(1)
At 31 December 2009	788	(31)	757

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

	Gross £m	Reinsurance £m	Net £m
Claims and loss adjustment expenses
Notified claims	188	(10)	178
Incurred but not reported	19	—	19
At 1 January 2008	207	(10)	197
Cash paid for claims settled in the year	(245)	7	(238)
Increase (decrease) in liabilities:
Arising from current year claims	221	—	221
Arising from prior year claims	—	(2)	(2)
Change in liabilities charged to income statement (note 10)	(24)	5	(19)
At 31 December 2008	183	(5)	178
Adjustment on acquisition	208	(5)	203
Cash paid for claims settled in the year	(513)	14	(499)
Increase (decrease) in liabilities:
Arising from current year claims	623	(15)	608
Arising from prior year claims	1	(2)	(1)
Change in liabilities charged to income statement (note 10)	111	(3)	108
At 31 December 2009	502	(13)	489
Notified claims	289	(9)	280
Incurred but not reported	213	(4)	209
At 31 December 2009	502	(13)	489
Notified claims	160	(5)	155
Incurred but not reported	23	—	23
At 31 December 2008	183	(5)	178

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

NON-LIFE INSURANCE ALL RISKS – GROSS

	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	Total £m
Accident year
Estimate of ultimate claims costs:
At end of accident year	211	208	317	205	639	1,580
One year later	207	206	311	199
Two years later	204	204	299
Three years later	202	204
Four years later	201
Current estimate in respect of above claims	201	204	299	199	639	1,542
Current estimate of claims relating to general
insurance business acquired during the year	283	321	391	270		1,265
Current estimate of cumulative claims	484	525	690	469	639	2,807
Cumulative payments to date	(478)	(517)	(664)	(412)	(270)	(2,341)
Liability recognised in the balance sheet	6	8	26	57	369	466
Liability in respect of earlier years[1]						26
Total liability included in the balance sheet						492

[1] This balance includes £19 million of claims relating to general insurance business acquired during the year.

The liability of £492 million shown in the above table excludes £10 million of unallocated claims handling expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37 LIFE INSURANCE SENSITIVITY ANALYSIS

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

	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m

Non-annuitant mortality[1]	5% reduction	80	58
Annuitant mortality [2]	5% reduction	(120)	(86)
Lapse rates[3]	10% reduction	168	121
Future maintenance and investment expenses[4]	10% reduction	207	149
Risk-free rate[5]	0.25% reduction	56	40
Guaranteed annuity option take up6	5% addition	(7)	(5)
Equity investment volatility[7]	1% addition	(13)	(9)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(144)	(104)
Increase in illiquidity premia[9]	0.10% addition	78	56

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

[1]	This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.

[2]	This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.

[3]	This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.

[4]	This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.

[5]	This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.

[6]	This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.

[7]	This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.

[8]

This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Government bond yields, the risk-free rate and illiquidity premia are all assumed to be unchanged.

[9]

This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premia. It assumes the overall corporate bond spreads are unchanged and hence market values are unchanged. Government bond yields and the non-annuity risk-free rate are both assumed to be unchanged. The increased illiquidity premium increases the annuity risk-free rate.

38 LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	Gross	Reinsurance	Net
	£m	£m	£m

At 1 January 2008	18,197	—	18,197
New business	660	—	660
Changes in existing business	(4,614)	—	(4,614)

At 31 December 2008	14,243	—	14,243
Adjustment on acquisition	28,181	—	28,181
New business	3,498	—	3,498
Changes in existing business	430	—	430
Exchange translation	(4)	—	(4)

At 31 December 2009	46,348	—	46,348

39 UNALLOCATED SURPLUS WITHIN INSURANCE BUSINESSES

The movement in the unallocated surplus within long-term insurance business over the year can be analysed as follows:

	2009	2008
	£m	£m

At 1 January	270	554
Adjustment on acquisition	526	—
Change in unallocated surplus recognised in the income statement (note 10)	318	(284)
Exchange and other adjustments	(32)	—

At 31 December	1,082	270

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40 OTHER LIABILITIES

	2009	2008
	£m	£m

Settlement balances	2,070	891
Unitholders’ interest in Open Ended Investment Companies	12,415	4,336
Other creditors and accruals	14,835	6,229

Other liabilities	29,320	11,456

41 RETIREMENT BENEFIT OBLIGATIONS

	2009	2008	2007
	£m	£m	£m

Charge to the income statement
Defined benefit pension schemes	529	157	158
Other post-retirement benefit schemes	7	7	17

Total defined benefit schemes	536	164	175
Defined contribution pension schemes	208	71	63

	744	235	238

	2009	2008
	£m	£m

Amounts recognised in the balance sheet
Defined benefit pension schemes	619	1,657
Other post-retirement benefit schemes	161	114

	780	1,771

PENSION SCHEMES

DEFINED BENEFIT SCHEMES

The Group has established a number of defined benefit pension schemes in the UK and overseas, the three most significant being the defined benefit sections of the Lloyds TSB Group Pension Schemes No’s 1 and 2 and the HBOS Final Salary Pension Scheme (HFSPS). These schemes provide retirement benefits calculated as a percentage of final salary depending upon the length of service; the minimum retirement age under the rules of the schemes at 31 December 2009 was 50.

The latest full valuations of the two Lloyds TSB schemes were carried out as at 30 June 2008; the latest full valuation of the HFSPS was carried out as at 31 December 2007. The provisional results have been updated to 31 December 2009 by qualified independent actuaries. The last full valuations of other Group schemes were carried out on a number of different dates; these have been updated to 31 December 2009 by qualified independent actuaries or, in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41 RETIREMENT BENEFIT OBLIGATIONS continued

The Group’s obligations in respect of its defined benefit schemes are funded. During 2009, the Group’s contributions to its defined benefit schemes of £1,859 million included one-off contributions to the Lloyds TSB Group Pension Scheme No 1 and Lloyds TSB Group Pension Scheme No 2 of approximately £1 billion in aggregate. These contributions took the form of interests in limited liability partnerships for each of the two schemes which contain assets of approximately £5 billion in aggregate entitling the schemes to annual payments of approximately £215 million in aggregate until 31 December 2014. Thereafter, assuming that all distributions have been made, the value of the partnership interests will equate to a nominal amount. The limited liability partnerships are fully consolidated in the Group’s balance sheet (see note 22).

The Group currently expects to pay contributions of at least £500 million to its defined benefit schemes in 2010.

	2009	2008
	£m	£m

Amount included in the balance sheet
Present value of funded obligations	27,073	15,617
Fair value of scheme assets	(23,518)	(13,693)

	3,555	1,924
Unrecognised actuarial losses	(2,936)	(267)

Liability in the balance sheet	619	1,657

	2009	2008
	£m	£m

Movements in the defined benefit obligation
At 1 January	15,617	16,795
Adjustment on acquisition	7,046	—
Current service cost	395	258
Employee contributions	2	—
Interest cost	1,383	957
Actuarial losses (gains)	3,568	(1,928)
Benefits paid	(932)	(597)
Past service cost	67	21
Curtailments	—	6
Settlements	(8)	—
Exchange and other adjustments	(65)	105

At 31 December	27,073	15,617

	2009	2008
	£m	£m

Changes in the fair value of scheme assets
At 1 January	13,693	16,112
Adjustment on acquisition	6,743	—
Expected return	1,320	1,085
Employer contributions	1,859	541
Employee contributions	2	—
Actuarial gains (losses)	886	(3,520)
Benefits paid	(932)	(597)
Settlements	(12)	—
Exchange and other adjustments	(41)	72

At 31 December	23,518	13,693

Actual return on scheme assets	2,206	(2,435)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41 RETIREMENT BENEFIT OBLIGATIONS continued

ASSUMPTIONS

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2009%	2008%

Discount rate	5.70	6.30
Rate of inflation	3.40	3.00
Rate of salary increases	3.75	3.75
Rate of increase for pensions in payment	3.20	2.80

	Years	Years

Life expectancy for member aged 60, on the valuation date:
Men	27.1	26.4
Women	28.2	27.2
Life expectancy for member aged 60, 15 years after the valuation date:
Men	28.7	27.3
Women	29.8	28.1

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 as at 31 December 2009 is assumed to live for, on average, 27.1 years for a male and 28.2 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60.

An analysis of the impact of a reasonable change in these assumptions is provided in note 3.

The expected return on scheme assets has been calculated using the following assumptions:

	2009%	2008%

Equities	8.4	8.2
Fixed interest gilts	3.7	4.5
Index linked gilts	4.0	4.4
Non-Government bonds	6.7	6.0
Property	6.4	6.7
Money market instruments and cash	3.8	4.8

The expected return on scheme assets in 2010 will be calculated using the following assumptions:

2010%

Equities and alternative assets	8.3
Fixed interest gilts	4.5
Index linked gilts	4.1
Non-Government bonds	6.0
Property	7.5
Money market instruments and cash	4.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41 RETIREMENT BENEFIT OBLIGATIONS continued

Composition of scheme assets:

	2009 £m	2008 £m

Equities	10,934	7,040
Fixed interest gilts	2,038	1,452
Index linked gilts	2,917	1,326
Non-Government bonds	2,148	1,721
Property	1,577	1,485
Money market instruments, cash and other assets and liabilities	3,904	669

At 31 December	23,518	13,693

The assets of all the funded plans are held independently of the Group’s assets in separate trustee administered funds.

The expected return on plan assets was determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields at the balance sheet date at a term and credit rating broadly appropriate for the bonds held. Expected returns on equity and property investments are long-term rates based on the views of the plan’s independent investment consultants. The expected return on equities allows for the different expected returns from the private equity, infrastructure and hedge fund investments held by some of the funded plans. Some of the funded plans also invest in certain money market instruments and the expected return on these investments has been assumed to be the same as cash.

Experience adjustments history:

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m

Present value of defined benefit obligation	27,073	15,617	16,795	17,378	17,320
Fair value of scheme assets	(23,518)	(13,693)	(16,112)	(15,279)	(14,026)

	3,555	1,924	683	2,099	3,294

Experience gains (losses) on scheme liabilities	31	(39)	(185)	(50)	(69)

Experience gains (losses) gains on scheme assets	886	(3,520)	139	314	1,538

The expense recognised in the income statement for the year ended 31 December comprises:

	2009 £m	2008 £m	2007 £m

Current service cost	395	258	302
Interest cost	1,383	957	866
Expected return on scheme assets	(1,320)	(1,085)	(1,035)
Curtailments	—	6	—
Settlements	4	—	—
Past service cost	67	21	25

Total defined benefit pension expense	529	157	158

DEFINED CONTRIBUTION SCHEMES

The Group operates a number of defined contribution pension schemes in the UK and overseas, principally the defined contribution sections of the Lloyds TSB Group Pension Schemes No’s 1 and 2.

During the year ended 31 December 2009 the charge to the income statement in respect of defined contribution schemes was £208 million (2008: £71 million; 2007: £63 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41 RETIREMENT BENEFIT OBLIGATIONS continued

OTHER POST-RETIREMENT BENEFIT SCHEMES

The Group operates a number of schemes which provide post-retirement healthcare benefits and concessionary mortgages to certain employees, retired employees and their dependants. The principal scheme relates to former Lloyds Bank staff and under this scheme the Group has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependants) who retired prior to 1 January 1996. The Group has entered into an insurance contract to provide these benefits and a provision has been made for the estimated cost of future insurance premiums payable.

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 30 June 2008; this valuation has been updated to 31 December 2009 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 7.33 per cent (2008: 7.50 per cent).

Amount included in the balance sheet:

	2009 £m	2008 £m

Present value of unfunded obligations	170	118
Unrecognised actuarial losses	(9)	(4)

Liability in the balance sheet	161	114

Movements in the other post-retirement benefits obligation:

	2009 £m	2008 £m

At 1 January	118	123
Exchange and other adjustments	(7)	2
Adjustment on acquisition	55	—
Actuarial loss (gain)	5	(8)
Insurance premiums paid	(8)	(6)
Charge for the year	7	7

At 31 December	170	118

42 DEFERRED TAX

The movement in the net deferred tax balance is as follows:

	2009 £m	2008 £m
Asset (liability) at 1 January	833	(948)
Exchange and other adjustments	107	(4)
Adjustment on acquisition	1,851	—
Disposals	16	98
Income statement credit (note 15)	2,619	773
Amount credited (charged) to equity:
Available-for-sale financial assets (note 47)	(395)	566
Net investment hedges (note 47)	(358)	358
Cash flow hedges (note 47)	119	5
Share based compensation	5	(15)
	(629)	914
Asset at 31 December	4,797	833

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42 DEFERRED TAX continued

The statutory position reflects the deferred tax assets and liabilities as disclosed in the consolidated balance sheet and takes account of the inability to offset assets and liabilities where there is no legally enforceable right of offset. The tax disclosure of deferred tax assets and liabilities ties to the amounts outlined in the table below which splits the deferred tax assets and liabilities by type.

Statutory position	2009 £m	2008 £m	Tax disclosure	2009 £m	2008 £m

Deferred tax assets	5,006	833	Deferred tax assets	8,579	2,308
Deferred tax liabilities	(209)	—	Deferred tax liabilities	(3,782)	(1,475)

	4,797	833		4,797	833

The deferred tax credit in the income statement comprises the following temporary differences:

	2009 £m	2008 £m	2007 £m

Accelerated capital allowances	1,039	318	32
Pensions and other post-retirement benefits	(199)	(104)	(134)
Long-term assurance business	(188)	458	175
Allowances for impairment losses	(128)	2	(42)
Trading losses	4,000	97	83
Tax on fair value of acquired assets	(2,022)	—	—
Other temporary differences	117	2	(25)

	2,619	773	89

Deferred tax assets and liabilities are comprised as follows:

	2009 £m	2008 £m

Deferred tax assets:
Pensions and other post-retirement benefits	424	496
Allowances for impairment losses	474	103
Other provisions	232	51
Derivatives	155	114
Available-for-sale asset revaluation	936	567
Tax losses carried forward	5,925	856
Other temporary differences	433	121

	8,579	2,308

	2009 £m	2008 £m

Deferred tax liabilities:
Accelerated capital allowances	(92)	(561)
Long-term assurance business	(1,530)	(655)
Tax on fair value of acquired assets	(1,913)	—
Effective interest rates	(88)	(2)
Other temporary differences	(159)	(257)

	(3,782)	(1,475)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42 DEFERRED TAX continued

DEFERRED TAX ASSETS

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. Group companies have recognised deferred tax assets of £5,925 million (2008: £856 million) in relation to tax losses carried forward. After reviews of medium-term profit forecasts, the Group considers that there will be sufficient profits in the future against which these losses will be offset.

Deferred tax assets of £487 million (31 December 2008: £252 million) have not been recognised in respect of capital losses carried forward as there are no predicted future capital profits. Capital losses can be carried forward indefinitely.

Deferred tax assets of £349 million (31 December 2008: nil) have not been recognised in respect of trading losses carried forward, mainly in certain overseas companies as there are limited predicted future trading profits. Trading losses can be carried forward indefinitely.

In addition, deferred tax assets have not been recognised in respect of unrelieved foreign tax carried forward as at 31 December 2009 of £53 million (31 December 2008: £60 million), as there are no predicted future taxable profits against which the unrelieved foreign tax credits can be utilised. These tax credits can be carried forward indefinitely.

DEFERRED TAX LIABILITIES

Future transfers from Scottish Widows plc’s long-term business funds to its Shareholder Fund will be subject to a shareholder tax charge. Under IAS 12, no provision is required to be made to the extent that the timing of such transfers is under Scottish Widows plc’s control. Accordingly, deferred tax liabilities of £90 million (2008: £90 million) have not been recognised.

Scottish Widows plc has a taxable difference of £152 million (2008: £152 million) in respect of its holding of a life insurance subsidiary. No deferred tax liability is required to be recognised in respect of this taxable temporary difference under IAS 12 as Scottish Widows plc does not intend to dispose of this subsidiary company.

43 OTHER PROVISIONS

	Provisions for contingent liabilities and commitments £m	Customer remediation provisions £m	Restructuring provisions £m	Vacant leasehold property £m	Other £m	Total £m

At 1 January 2009	30	34	14	28	124	230
Exchange and other adjustments	(1)	1	—	—	7	7
Transfers	—	157	—	—	—	157
Adjustment on acquisition	—	503	2	40	207	752
Provisions applied	—	(105)	(1)	—	(128)	(234)
Charge (release) for the year	43	(130)	101	40	17	71

At 31 December 2009	72	460	116	108	227	983

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43 OTHER PROVISIONS continued

PROVISIONS FOR CONTINGENT LIABILITIES AND COMMITMENTS

Provisions are held in cases where the Group is irrevocably committed to advance additional funds, but where there is doubt as to the customer’s ability to meet its repayment obligations.

CUSTOMER REMEDIATION PROVISIONS

The Group establishes provisions for the estimated cost of making redress payments to customers in respect of past product sales, in those cases where the original sales processes have been found to be deficient. During 2009 management has reviewed the adequacy of the provisions held having regard to current complaint volumes and the level of payments being made and £130 million has been released to the income statement. At 31 December 2009 the remaining provisions held relate to past sales of a number of products, including mortgage endowment policies, sold through the branch networks.

RESTRUCTURING

Provisions are made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes irrevocably committed to the expenditure.

VACANT LEASEHOLD PROPERTY

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

OTHER

Other provisions include the provisions which the Group carries in respect of its obligations relating to UIC Insurance Company Limited (UIC), which is in provisional liquidation. The Group has indemnified a third party against losses in the event that UIC does not honour its obligations under a reinsurance contract, which is subject to asbestosis and pollution claims in the US. The ultimate cost of settling the Group’s exposure in respect of the insurance business of UIC and the timing remains uncertain. The provision held represents management’s current best estimate of the cost after having regard to the financial condition of UIC and actuarial estimates of future claims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 SUBORDINATED LIABILITIES

	2009 £m	2008 £m

Preference shares	1,983	1,408
Preferred securities	2,917	4,088
Undated subordinated liabilities	4,826	5,638
Enhanced capital notes	9,047	—
Dated subordinated liabilities	15,954	6,122

	34,727	17,256

As part of the Group’s recapitalisation and agreement not to enter GAPS which included a £13.1 billion rights issue (net of costs) (note 45), on 1 December, 10 December and 15 December 2009, the Group issued a total of £8,554 million of enhanced capital notes in exchange for certain existing preference shares, preferred securities and undated subordinated liabilities.

The ECNs contain an equity conversion feature (based on a fixed definition as defined by the Financial Services Authority in May 2009) that requires them to convert into ordinary shares if the consolidated core tier 1 ratio of the Group falls below 5 per cent. The conversion feature meets the definition of an embedded derivative and has been recorded separately as a derivative asset (note 18). The ECNs are guaranteed by either the Company or Lloyds TSB Bank plc. These guarantees are subordinated to the claims of senior creditors, rank equally with the claims of the holders of dated subordinated liabilities and are senior to the claims of holders of undated subordinated liabilities, preferred securities and shareholders of the respective guarantor.

The securities in this note will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preferred shares and securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the enhanced capital notes ranks equally with that of the dated subordinated liabilities. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2008: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the Financial Services Authority.

	Note	2009 £m	2008 £m

Preference shares
6% Non-cumulative Redeemable Preference Shares	a	—	—
6.369% Fixed/Floating Rate Non-Cumulative Callable Preference Shares callable 2015
(£600 million)	c, e	—	584
6.267% Fixed/Floating Rate Non-Cumulative Callable Preference Shares callable 2016
(US$1,000 million)	c, e	327	824
9¼% Non-cumulative Irredeemable £1 preference shares (£300 million)	b, c, e	197	—
9¾% Non-cumulative Irredeemable £1 preference shares (£100 million)	b, c, e	72	—
6.413% Fixed-to-Floating Rate US$1 series A preference shares (US$750 million)	b, c, e	115	—
5.92% Fixed-to-Floating Rate US$1 series B preference shares (US$750 million)	b, c, e	90	—
6.657% Fixed-to-Floating rate US$1 preference shares (US$750 million)	b, c, e	28	—
7.875% Non-cumulative callable preference shares (US$1,250 million)	c, d, e	680	—
7.875% Non-cumulative callable preference shares (€500 million)	c, d, e	417	—
6.475% fixed rate non-cumulative callable preference shares (£186 million)	b, c, e	45	—
6.0884% fixed-to-floating rate non-cumulative callable preference shares (£745 million)	b, c, e	10	—
6.3673% fixed-to-floating non-cumulative callable preference shares (£335 million)	b, c, e	2	—

		1,983	1,408

As described in note 51, in January 2009 the Company issued £1,000 million 12 per cent fixed-to-floating non-cumulative callable preference shares to HM Treasury as part of the recapitalisation of the Lloyds Banking Group and a further £3,000 million 12 per cent fixed-to-floating non-cumulative callable preference shares in respect of the recapitalisation of the HBOS Group. These shares were redeemed out of the proceeds from the placing and compensatory open offer in June 2009 (see note 45) and are excluded from the table above.

a

Since 2004, the Company has had in issue 400 6 per cent non-cumulative preference shares of 25p each. The shares, which are redeemable at the option of the Company at any time, carry the rights to a fixed rate non-cumulative preferential dividend of 6 per cent per annum; no dividend shall be payable in the event that the directors determine that prudent capital ratios would not be maintained if the dividend were paid. Upon winding up, the shares rank equally with any other preference shares issued by the Company. The holder of the 400 25p 6 per cent preference shares has waived its right to payment for the period from 1 March 2010 to 1 March 2012.

b

On 16 January 2009 so as to improve the position of HBOS preference shareholders and simplify the Group’s capital structure following the acquisition of HBOS the Group replaced certain HBOS preference share issuances in exchange for preference shares with similar terms and conditions issued by the Company.

c

As part of the Group’s recapitalisation and exit from GAPS, following an exchange offer, on 1 December, 10 December and 15 December 2009, certain holders of certain series elected to exchange some or all of the preference shares they held for enhanced capital notes issued by LBG Capital No. 1 plc and LBG Capital No. 2 plc or equity issued by Lloyds Banking Group plc.

d

On 19 January 2009 the Company issued US$1,250,000,000 7.875 per cent non-cumulative callable preference shares and €500,000,000 7.875 per cent non-cumulative callable preference shares by exercising its option to convert preferred securities into preference shares. Both issues are callable on 29 November 2013.

e

As described in note 9, in November 2009, as part of the state aid restructuring plan, the Group agreed to suspend the payment of coupons on these instruments for the two year period from 31 January 2010 to 31 January 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 SUBORDINATED LIABILITIES continued

	Note	2009 £m	2008 £m

Preferred securities
6.90% Perpetual Capital Securities (US$1,000 million)	c	645	756
7.375% Euro Step-up Non-Voting Non-Cumulative Preferred Securities callable 2012 (€430 million)	c, d	306	459
7.875% Perpetual Capital Securities (€500 million)	a	—	472
7.875% Perpetual Capital Securities (US$1,250 million)	a	—	921
6.35% Step-up Perpetual Capital Securities callable 2013 (€500 million)	c	456	512
7.834% Sterling Step-up Non-Voting Non-Cumulative Preferred Securities callable 2015 (£250 million)	c, d	43	248
4.385% Step-up Perpetual Capital Securities callable 2017 (€750 million)	c, d	82	720
6.071% Non-cumulative Perpetual Preferred Securities of US$1,000 each (US$750 million)	b, c	240	—
6.85% Non-cumulative Perpetual Preferred Securities of US$1,000 each (US$1,000 million)	b, c	—	—
6.461% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities Series A of £1,000 each (£600 million)	b, c	398	—
8.117% Non-cumulative Perpetual Preferred Securities Series 1 of £1,000 each (Class A) (£250 million)	b, c	234	—
7.754% Non-cumulative Perpetual Preferred Securities Series 2 of £1,000 each (Class B) (£150 million)	b, c	93	—
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)	b, c	151	—
7.627% Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities (€415 million)	b, c	259	—
4.939% Non-voting Non-cumulative Perpetual Preferred Securities (€750 million)	b, c, d	10	—

		2,917	4,088

a	On 16 January 2009 Lloyds TSB Bank plc exercised the option to convert these securities into preference shares.

b	Arising on acquisition of HBOS.

c

As part of the Group’s recapitalisation and exit from GAPS, following an exchange offer, on 1 December 2009, 10 December and 15 December 2009 certain holders of certain series elected to exchange some or all of the notes they held for enhanced capital notes issued by LBG Capital No. 1 plc and LBG Capital No. 2 plc.

d

As described in note 9, in November 2009, as part of the state aid restructuring plan, the Group agreed to suspend the payment of coupons on these instruments for the two year period from 31 January 2010 to 31 January 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 SUBORDINATED LIABILITIES continued

	Note	2009 £m	2008 £m

Undated subordinated liabilities
Primary Capital Undated Floating Rate Notes:	b
Series 1 (US$750 million)	e	408	515
Series 2 (US$500 million)	e	262	343
Series 3 (US$600 million)	e	326	412
11¾% Perpetual Subordinated Bonds (£100 million)	e	102	100
5 5/8% Undated Subordinated Step-up Notes callable 2009 (€1,250 million)	b, e	—	1,212
Undated Step-up Floating Rate Notes callable 2009 (€150 million)	b	—	144
6 5/8% Undated Subordinated Step-up Notes callable 2010 (£410 million)	b, c, e	5	409
5.125% Step-up Perpetual Subordinated Notes callable 2015 (£560 million) (Scottish Widows plc)	a	547	536
5.57% Undated Subordinated Step-up Coupon Notes callable 2015 (¥20,000 million)	e	—	189
5.125% Undated Subordinated Step-up Notes callable 2016 (£500 million)	b, c, e	—	455
6½% Undated Subordinated Step-up Notes callable 2019 (£270 million)	b, c, e	—	241
8% Undated Subordinated Step-up Notes callable 2023 (£200 million)	b, c, e	—	186
6½% Undated Subordinated Step-up Notes callable 2029 (£450 million)	c, e	—	444
6% Undated Subordinated Step-up Guaranteed Bonds callable 2032 (£500 million)	c, e	10	452
13% Step-up Perpetual Capital Securities callable 2019 (£784 million)	e	9	—
13% Euro Step-up Perpetual Capital Securities callable 2019 (€532 million)	e	47	—
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)		1,235	—
13% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	e	666	—
5.625% Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes (£500 million)	b, c, d, e	1	—
4.875% Undated Subordinated Fixed to Floating Rate Instruments (€750 million)	b, c, d, e	60	—
Floating Rate Undated Subordinated Notes (€500 million)	b, c, d, e	41	—
5.375% Undated Fixed to Floating Rate Subordinated Notes (US$1,000 million)	d, e	3	—
5.125% Undated Subordinated Fixed to Floating Notes (€750 million)	b, c, d, e	39	—
5.75% Undated Subordinated Step-up Notes (£600 million)	b, c, d, e	2	—
6.05% Fixed to Floating Rate Undated Subordinated Notes (€500 million)	b, c, d, e	50	—
Perpetual Regulatory Tier One Securities (£300 million)	d	204	—
7.5% Undated Subordinated Step-up Notes (£300 million)	b, c, d, e	4	—
3.50% Undated Subordinated Yen Step-up Notes (JPY 42.5 billion)	d	267	—
8.625% Perpetual Subordinated Notes (£200 million)	b, c, d, e	18	—
7.375% Undated Subordinated Guaranteed Bonds (£200 million) (Clerical Medical Finance plc)	d, f	35	—
Floating Rate Undated Subordinated Step-up Notes (€300 million)	b, c, d, e	58	—
Floating Rate Primary Capital Notes (US$250 million)	d, e	146	—
10.25% Subordinated Undated Instruments (£100 million)	b, c, d, e	1	—
12% Perpetual Subordinated Bonds (£100 million)	d, e	22	—
8.75% Perpetual Subordinated Bonds (£100 million)	d, e	6	—
13.625% Perpetual Subordinated Bonds (£75 million)	d, e	33	—
9.375% Perpetual Subordinated Bonds (£50 million)	d, e	26	—
5.75% Undated Subordinated Step-up Notes (£500 million)	b, c, d, e	3	—
4.25% Perpetual Fixed/Floating Rate Reset Subordinated Guaranteed Notes (€750 million)
(Clerical Medical Finance plc)	d, f	190	—

		4,826	5,638

a

Scottish Widows plc may elect to defer interest on these securities although in that event Scottish Widows plc cannot declare or pay a dividend on any ordinary share capital until any deferred payments have been made.

b	Following an exchange offer, on 7 January 2009 certain holders elected to exchange all or some of the notes they held for innovative Tier 1 securities issued by Lloyds TSB Bank plc.

c	Following an exchange offer, on 25 March 2009 certain holders elected to exchange all or some of the notes they held for senior unsecured notes issued by Lloyds TSB Bank plc.

d	Arising on acquisition of HBOS.

e

As part of the Group’s recapitalisation and exit from GAPS, following an exchange offer, on 1 December, 10 December and 15 December certain holders of certain series elected to exchange some or all of the notes they held for enhanced capital notes issued by LBG Capital No. 1 plc and LBG Capital No. 2 plc.

f	Following an exchange offer, on 30 June 2009, certain holders elected to exchange all or some of the notes for senior unsecured notes by Lloyds TSB Bank plc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 SUBORDINATED LIABILITIES continued

	Note	2009 £m	2008 £m

Enhanced capital notes
7.5884% Enhanced Capital Notes due 2020 (Series 1) (£732 million)		690	—
7.8673% Enhanced Capital Notes due 2019 (Series 2) (£331 million)		316	—
7.975% Enhanced Capital Notes due 2024 (Series 3) (£102 million)		96	—
7.869% Enhanced Capital Notes due 2020 (Series 8) (£596 million)		572	—
8.875% Enhanced Capital Notes due 2020 (Series 12) (€125 million)		117	—
9.334% Enhanced Capital Notes due 2020 (Series 14) (£208 million)		218	—
6.439% Enhanced Capital Notes due 2020 (Series 15) (€710 million)		557	—
6.385% Enhanced Capital Notes due 2020 (Series 18) (€662 million)		517	—
11.04% Enhanced Capital Notes due 2020 (Series 19) (£736 million)		871	—
15% Enhanced Capital Notes due 2019 (Series 21) (£775 million)		1,125	—
15% Enhanced Capital Notes due 2019 (Series 22) (€487 million)		646	—
15% Enhanced Capital Notes due 2029 (Series 23) (£68 million)		108	—
9.125% Enhanced Capital Notes due 2020 (Series 27) (£148 million)		153	—
11.125% Enhanced Capital Notes due 2020 (Series 31) (£39 million)		45	—
7.375% Enhanced Capital Notes due 2020 (Series 32) (€95 million)		80	—
Floating Rate Enhanced Capital Notes due 2020 (Series 33) (€53 million)	a	42	—
12.75% Enhanced Capital Notes due 2020 (Series 34) (£57 million)		74	—
8.07% Enhanced Capital Notes due 2020 (Series 35) (¥20,000 million)		156	—
7.625% Enhanced Capital Notes due 2020 (Series 36) (€226 million)		193	—
6.75% Enhanced Capital Notes due 2020 (Series 37) (¥17,000 million)		121	—
7.625% Enhanced Capital Notes due 2019 (Series 39) (£151 million)		142	—
9% Enhanced Capital Notes due 2019 (Series 40) (£97 million)		100	—
8.125% Enhanced Capital Notes due 2019 (Series 41) (£4 million)		4	—
14.5% Enhanced Capital Notes due 2022 (Series 42) (£79 million)		115	—
9.875% Enhanced Capital Notes due 2023 (Series 44) (£57 million)		62	—
11.25% Enhanced Capital Notes due 2023 (Series 45) (£95 million)		115	—
10.5% Enhanced Capital Notes due 2023 (Series 46) (£69 million)		78	—
11.875% Enhanced Capital Notes due 2024 (Series 47) (£35 million)		45	—
9% Enhanced Capital Notes due 2029 (Series 49) (£107 million)		108	—
8.5% Enhanced Capital Notes due 2032 (Series 50) (£104 million)		100	—
16.125% Enhanced Capital Notes due 2024 (Series 52) (£61 million)		100	—
7.875% Enhanced Capital Notes due 2020 (US$986 million)		599	—
8% Fixed to Floating Rate Undated Enhanced Capital Notes callable 2022 (US$1,259 million)	b	639	—
8.5% Undated Enhanced Capital Notes callable 2021 (Series 2) (US$277 million)	b	143	—

		9,047	—

a	Interest is payable quarterly in arrears at a rate of 3 month EURIBOR +3.1 per cent per annum.

b	Issued in upper tier 2 format.

Enhanced capital notes are a new liability class developed for the purposes of the liability management exercise conducted by Lloyds Banking Group in the final quarter of 2009. With the exception of the two series identified in note b, the ECNs were issued in lower tier 2 format and are convertible into ordinary shares on the breach of a defined trigger. The trigger on the ECNs offered in the exchange will be if the published core tier 1 ratio of the Group falls below 5 per cent (as defined by the Financial Services Authority in May 2009).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 SUBORDINATED LIABILITIES continued

	Note	2009 £m	2008 £m

Dated subordinated liabilities
9 1/2% Subordinated Bonds 2009 (£100 million)		—	100
6 1/4% Subordinated Notes 2010 (€400 million)		375	404
12% Guaranteed Subordinated Bonds 2011 (£100 million)	a	108	100
7.70% Notes 2010 (US$500 million)	b	327	—
9 1/8% Subordinated Bonds 2011 (£150 million)		152	149
4 3/4% Subordinated Notes 2011 (€850 million)		771	836
6.50% Notes 2011 (US$150 million)	b	102	—
5.50% Subordinated Fixed Rate Notes 2012 (€750 million)	b	654	—
6.25% Instruments 2012 (€12.8 million)	b	10	—
6.125% Notes 2013 (€325 million)	b	296	—
4.25% Subordinated Guaranteed Notes 2013 (US$1,000 million)	b	594	—
5 7/8% Subordinated Guaranteed Bonds 2014 (€750 million)		768	821
5 7/8% Subordinated Notes 2014 (£150 million)		154	149
11% Subordinated Bonds 2014 (£250 million)	b	304	—
6 5/8% Subordinated Notes 2015 (£350 million)		335	320
4.875% Subordinated Notes 2015 (€1,000 million)	b	875	—
Subordinated Step-up Floating Rate Notes 2016 callable 2011 (£300 million)		296	300
Subordinated Step-up Floating Rate Notes 2016 callable 2011 (€500 million)		445	480
Callable Floating Rate Subordinated Notes 2016 (€500 million)	b	374	—
Subordinated Notes 2016 (€500 million)	b	389	—
Notes 2016 (US$750 million)	b	367	—
Subordinated Lower Tier II Notes 2017 (€1,000 million)	b	704	—
Subordinated Callable Notes 2017 (US$1,000 million)	b	464	—
Subordinated Callable Floating Rate Instruments 2017 (Aus$400 million)	b	209	—
6.75% Subordinated Callable Fixed/Floating Rate Instruments 2017 (Aus$200 million)	b	101	—
5.109% Callable Fixed to Floating Rate Notes 2017 (Can$500 million)	b	263	—
Lower Tier II Subordinated Notes 2017 (£500 million)	b	474	—
5.625% Subordinated Fixed to Floating Rate Notes due 2018 callable 2013 (€1,000 million)		979	992
10.5% Subordinated Bonds 2018 (£150 million)	b	165	—
6.75% Subordinated Fixed Rate Notes 2018 (US$2,000 million)	b	917	—
6.375% Instruments 2019 (£250 million)	b	227	—
4.375% Callable Fixed to Floating Rate Subordinated Notes 2019 (€750 million)	b	602	—
6.9625% Subordinated Fixed to Floating Rate Notes due 2020 callable 2015 (£750 million)		755	754
Subordinated Floating Rate Notes 2020 (€100 million)		89	96
9.375% Subordinated Bonds 2021 (£500 million)	b	268	—
5.374% Subordinated Fixed Rate Notes 2021 (€160 million)	b	132	—
6.45% Fixed/Floating Subordinated Guaranteed Bonds 2023 (€400 million)
(Clerical Medical Finance plc)	b, c	171	—
6.5% Subordinated Fixed Rate Notes 2023 (€175 million)	b	128	—
5.75% Subordinated Step-up Notes 2025 callable 2020 (£350 million)		322	309
9 5/8% Subordinated Bonds 2023 (£300 million)		333	312
4.50% Fixed Rate Step-up Subordinated Notes due 2030 (€750 million)	b	478	—
6.00% Subordinated Notes 2033 (US$750 million)	b	477	—

		15,954	6,122

a	Issued by a group undertaking under the Company’s subordinated guarantee.

b	Arising on acquisition of HBOS.

c	Following an exchange offer on 30 June 2009, certain holders elected to exchange all or some of the notes for senior unsecured notes issued by Lloyds TSB Bank plc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 SHARE CAPITAL

(1) AUTHORISED SHARE CAPITAL

As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the annual general meeting on 5 June 2009. This change took effect from 1 October 2009.

(2) ISSUED AND FULLY PAID SHARE CAPITAL

	2009 Number of shares	2008 Number of shares	2007 Number of shares	2009 £m	2008 £m	2007 £m

Ordinary shares of 10p (formerly 25p) each
At 1 January	5,972,855,669	5,647,703,945	5,637,964,437	1,493	1,412	1,409
Private placement	—	284,400,000	—	—	71	—
Placing and open offer	2,596,653,203	—	—	649	—	—
Issued on acquisition of HBOS	7,775,694,993	—	—	1,944	—	—
Capitalisation issue	407,943,501	—	—	102	—	—
Placing and compensatory open offer	10,408,535,000	—	—	2,602	—	—
Subdivision	—	—	—	(4,074)	—	—
Rights issue	36,505,088,579	—	—	3,651	—	—
Issued to the Lloyds TSB Foundations	107,740,591	—	—	11	—	—
Issued under employee share schemes	—	40,751,724	9,739,508	—	10	3

At 31 December	63,774,511,536	5,972,855,669	5,647,703,945	6,378	1,493	1,412

Limited voting ordinary shares of 10p (formerly 25p) each
At 1 January	78,947,368	78,947,368	78,947,368	20	20	20
Capitalisation issue	1,973,683	—	—	—	—	—
Subdivision	—	—	—	(12)	—	—

At 31 December	80,921,051	78,947,368	78,947,368	8	20	20

Deferred shares of 15p each
At 1 January	—	—	—	—	—	—
Subdivision of ordinary shares	27,161,682,366	—	—	4,074	—	—
Subdivision of limited voting ordinary shares	80,921,051	—	—	12	—	—

At 31 December	27,242,603,417	—	—	4,086	—	—

Total issued share capital				10,472	1,513	1,432

Details of preference shares that are classified as debt for accounting purposes are given in note 44.

SHARE SUBDIVISION

At the general meeting held on 26 November 2009 the Company’s shareholders approved the subdivision of the ordinary shares with each ordinary share of 25 pence subdivided into one ordinary share of 10 pence and a deferred share of 15 pence. In addition, the shareholders approved the subdivision of the limited voting ordinary shares with each share of 25 pence subdivided into one limited voting ordinary share of 10 pence and a deferred share of 15 pence.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 SHARE CAPITAL continued

SHARE ISSUANCES DURING 2009

ORDINARY SHARES

On 13 January 2009 the Company issued 2,597 million shares under a placing and open offer, subscribed for by HM Treasury as part of the recapitalisation of the banking industry by the UK Government, which raised £4,430 million (net of £70 million issue costs). This issue resulted in an increase of £649 million in share capital and an increase of £3,781 million in the merger reserve.

On 16 January 2009 the Company issued 7,776 million shares in consideration for the acquisition of HBOS, whereby 12,852 million HBOS shares were exchanged for Lloyds Banking Group shares at a ratio of 0.605 shares per HBOS share. This issue resulted in an increase of £1,944 million in share capital and an increase of £5,707 million in the merger reserve.

In lieu of a dividend the Group announced a capitalisation issue of 1 for 40 ordinary shares held and on 11 May 2009 408 million ordinary shares of 25 pence were issued. This resulted in an increase in share capital of £102 million with a corresponding decrease in the share premium account.

In June 2009 the Company issued 10,409 million shares under a placing and compensatory open offer which raised £3,905 million (net of £95 million issue costs), the proceeds of which were used to redeem the £4,000 million of 12 per cent fixed-to-floating rate non-cumulative callable preference shares of 25 pence each issued to HM Treasury earlier in the year as described in note 44. This issue resulted in an increase of £2,602 million in share capital and an increase of £1,303 million in the share premium account.

In December 2009, the Company issued 36,505 million shares in a rights issue at an issue price of 37 pence per new share as part of its recapitalisation and exit from the Government Asset Protection Scheme. This raised £13,112 million (net of £395 million of issue costs). This issue resulted in an increase of £3,651 million in share capital and an increase of £9,461 million in the share premium account.

DEFERRED SHARES

The share subdivision noted above created 27,243 million deferred shares of 15 pence each. These shares carry no voting or dividend rights and on a return of capital on a winding up of the Company will have the right to receive the paid up amount only after ordinary shareholders have received in aggregate any amounts paid up plus £10 million per ordinary share.

(3) SHARE CAPITAL AND CONTROL

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

Information regarding significant direct or indirect holdings of shares in the Company can be found on page 129.

The directors have authority to allot and issue ordinary and preference shares and to make market purchases of preference shares as granted at the general meeting on 26 November 2009. The authority to issue shares will expire at the annual general meeting, and the authority to make market purchases of preference shares expires on 25 November 2010. The directors also have authority to make market purchases of ordinary shares as granted at the general meeting on 5 June 2009. This authority expires either a year after the date of approval or at the annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.

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

ORDINARY SHARES

The holders of ordinary shares (excluding the limited voting ordinary shares), who held 98.7 per cent of the total ordinary share capital as at 31 December 2009, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares (excluding the limited voting ordinary shares) may also receive a dividend (subject to the provisions of the Company’s articles of association and the restrictions noted below) and on a winding up may share in the assets of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 SHARE CAPITAL continued

Under the terms of the state aid remedies referred to in note 9, the Company is prevented from making discretionary coupon and dividend payments on certain capital instruments from 31 January 2010 until 31 January 2012. Consequently, the terms of these instruments prevent the Company from making dividend payments on ordinary shares.

LIMITED VOTING ORDINARY SHARES

The limited voting ordinary shares are held by the Lloyds TSB Foundations (the Foundations). The holders of the limited voting ordinary shares, who held 1.3 per cent of the total ordinary shares as at 31 December 2009, are entitled to receive copies of every circular or other document sent out by the Company to the holders of other ordinary shares. These shares carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of winding up. These shares do not have any right to vote at general meetings other than on resolutions concerning acquisitions or disposals of such importance that they require shareholder consent, or for the winding up of the Company, or for a variation in the class rights of the limited voting ordinary shares. In the event of an offer for more than 50 per cent of the issued ordinary share capital of the Company, each limited voting ordinary share will convert into an ordinary share and shall rank equally with the ordinary shares in all respects from the date of conversion.

PREFERENCE SHARES

The Company has in issue various classes of preference shares which are all classified as liabilities under IFRS and details of which are shown in note 44.

46 SHARE PREMIUM ACCOUNT

	2009 £m	2008 £m	2007 £m

At 1 January	2,096	1,298	1,266
Premium arising on private placement of ordinary shares	—	689	—
Capitalisation issue	(102)	—	—
Premium arising on Placing and Compensatory Open Offer of ordinary shares	1,303	—	—
Transfer to merger reserve[1]	(1,000)	—	—
Rights issue	9,461	—	—
Issued to Lloyds TSB Foundations	30	—	—
Redemption of preference shares[2]	2,684	—	—
Premium arising on issue of shares under share option schemes	—	109	32

At 31 December	14,472	2,096	1,298

[1]

Distributable reserves of £1,000 million arose on the issue of preference shares in January 2009 which were classified as debt. In June 2009, these preference shares were redeemed out of the proceeds of the placing and compensatory open offer of ordinary shares and the distributable element of this issue was transferred from the share premium account to the merger reserve.

[2]

In December 2009, the Group redeemed eight issues of preference shares in exchange for the issuance of enhanced capital notes. This resulted in a transfer of £26 million from the merger reserve to the cap

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47 OTHER RESERVES

	2009 £m	2008 £m	2007 £m

Other reserves comprise:
Merger reserve	8,121	343	343
Capital redemption reserve	26	—	—
Revaluation reserve in respect of available-for-sale financial assets	(914)	(2,982)	(399)
Cash flow hedging reserve	(305)	(15)	(3)
Foreign currency translation reserve	158	178	(1)

At 31 December	7,086	(2,476)	(60)

The merger reserve primarily comprises the premium on shares issued on 13 January 2009 under the placing and open offer and shares issued on 16 January 2009 on the acquisition of HBOS plc.

The capital redemption reserve represents transfers from the merger reserve in accordance with companies’ legislation.

The revaluation reserve in respect of available-for-sale financial assets represents the cumulative after tax unrealised change in the fair value of financial assets classified as available-for-sale since initial recognition, or in the case of available-for-sale financial assets obtained on acquisitions of businesses, since the date of acquisition.

The cash flow hedging reserve represents the cumulative after-tax gains and losses on effective cash flow hedging instruments that will be reclassified to the income statement in the periods in which the hedged item affects profit or loss.

The foreign currency translation reserve represents the cumulative after-tax gains and losses on the translation of foreign operations and exchange differences arising on financial instruments designated as hedges of the Group’s net investment in foreign operations.

Movements in other reserves were as follows:

	2009 £m	2008 £m	2007 £m

Merger reserve
At 1 January	343	343	343
Placing and open offer	3,781	—	—
Shares issued on acquisition of HBOS	5,707	—	—
Issue of preference shares[1]	1,000	—	—
Redemption of preference shares[2]	(2,710)	—	—

At 31 December	8,121	343	343

	2009 £m	2008 £m	2007 £m

Capital redemption reserve
At 1 January	—	—	—
Redemption of preference shares[2]	26	—	—

At 31 December	26	—	—

[1]

Distributable reserves of £1,000 million arose on the issue of preference shares in January 2009 which were classified as debt. In June 2009, these preference shares were redeemed out of the proceeds of the placing and compensatory open offer of ordinary shares and the distributable element of this issue was transferred to the merger reserve.

[2]

In December 2009, the Group redeemed eight issues of preference shares in exchange for the issuance of enhanced capital notes. This resulted in a transfer of £26 million from the merger reserve to the capital redemption reserve and a transfer of £2,684 million from the merger reserve to the share premium account. Details of the preference shares redeemed are set out in note 44.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47 OTHER RESERVES continued

	2009	2008	2007
	£m	£m	£m
Revaluation reserve in respect of available-for-sale financial assets
At 1 January	(2,982)	(399)	—
Exchange and other adjustments	(199)	(541)	(1)
Change in fair value of available-for-sale financial assets	2,234	(2,721)	(483)
Change in fair value attributable to minority interests	(1)	2	—
Deferred tax	(276)	566	1
Current tax	(2)	94	46
	1,955	(2,059)	(436)
Income statement transfers:
Disposals (note 9)	(97)	(19)	(5)
Deferred tax	23	—	—
	(74)	(19)	(5)
Impairment	621	130	(70)
Deferred tax	(168)	—	—
Current tax	—	(28)	(21)
	453	102	49
Other transfers	(93)	(91)	—
Deferred tax	26	—	—
Current tax	—	25	—
	(67)	(66)	—
Disposal of businesses	—	—	(6)
At 31 December	(914)	(2,982)	(399)

	2009	2008	2007
	£m	£m	£m
Cash flow hedging reserve
At 1 January	(15)	(3)	12
Change in fair value of hedging derivatives	(530)	(33)	(20)
Deferred tax	148	9	6
	(382)	(24)	(14)
Income statement transfer (note 5)	121	16	(1)
Deferred tax	(29)	(4)	—
	92	12	(1)
At 31 December	(305)	(15)	(3)

	2009	2008
	£m	£m
Foreign currency translation reserve
At 1 January	178	(1)	(19)
Currency translation differences arising in the year	(652)	2,533	257
Foreign currency losses on net investment hedges	814	(3,310)	(342)
Amounts transferred to income statement in respect of hedge ineffectiveness	—	14	—
Current tax	176	584	103
Deferred tax	(358)	358	—
	632	(2,354)	(239)
At 31 December	158	178	(1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

48 RETAINED PROFITS

	2009	2008[1]	2007[1]
	£m	£m	£m
At 1 January	8,260	9,471	8,124
Profit for the year	2,827	772	3,288
Dividends	—	(2,042)	(1,957)
Purchase/sale of treasury shares	45	16	(1)
Employee share option schemes – value of employee services	116	43	17
At 31 December	11,248	8,260	9,471

[1] Restated for IFRS 2 (Revised)

Retained profits are stated after deducting £48 million (2008: £40 million; 2007: £75 million) representing 49 million (2008: 15 million; 2007: 15 million) treasury shares held.

Value of employee services includes a credit of £111 million (2008: £59 million; 2007: £29 million) reflecting the income statement charge in respect of SAYE and executive options, together with a related tax credit of £5 million (2008: tax charge £16 million; 2007: tax charge £14 million). Purchase/sale of treasury shares includes a credit of £128 million (2008: £31 million; 2007: £29 million) relating to the cost of other share scheme awards.

49 ORDINARY DIVIDENDS

	2009 Pence per share	2008 Pence per share	2007 Pence per share	2009 £m	2008 £m	2007 £m
Final dividend for previous year paid during the current year	—	24.7	23.5	—	1,394	1,325
Interim dividend	—	11.4	11.2	—	648	632
	—	36.1	34.7	—	2,042	1,957

The directors do not propose to pay a final dividend (2008: none).

Bank of New York Nominees Limited have waived the right to all dividends on Lloyds Banking Group plc shares that they hold (holding at 31 December 2009: nil shares and at 31 December 2008: 10 shares).

In addition, the trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but chose to waive their entitlement to the dividends on those shares as indicated: the Lloyds TSB Group Shareplan (holding at 31 December 2009: 3,028,623 shares, at 31 December 2008: 972,151 shares, waived right to all dividends), the Lloyds TSB Group Employee Share Ownership Trust (holding at 31 December 2009: 1,301,968 shares, at 31 December 2008: 1,442,116 shares, waived right to all dividends), Lloyds TSB Group Holdings (Jersey) Limited (holding at 31 December 2009: 42,846 shares, at 31 December 2008: 41,801 shares, waived right to all but a nominal amount of 1 penny in total) and the Lloyds TSB Qualifying Employee Share Ownership Trust (holding at 31 December 2009: 1,398 shares, at 31 December 2008: 1,364 shares, waived right to all but a nominal amount of 1 penny in total).

50 SHARE BASED PAYMENTS

CHARGE TO THE INCOME STATEMENT

The charge to the income statement is set out below:

	2009	2008[1]	2007[1]
	£m	£m	£m
Deferred bonus scheme	18	—	—
Executive and SAYE schemes:
Options granted in the year	13	28	6
Options granted in prior years	98	31	25
	111	59	31
Share incentive plans:
Shares granted in the year	26	10	12
Shares granted in prior years	102	21	17
	128	31	29
	257	90	58

[1] Restated for IFRS 2 (Revised)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

50 SHARE BASED PAYMENTS continued

SHARE BASED PAYMENT SCHEME DETAILS

During the year ended 31 December 2009 the Group operated the following share based payment schemes, all of which are equity settled.

DEFERRED BONUS SCHEME 2009

Bonuses in respect of the performance in 2009 of certain employees within the Group’s Wholesale division have been recognised in these financial statements in full. Individual bonus payments of up to £2,000 for employees earning up to £39,000 are not subject to deferral and as they will be settled in cash are not included in the preceding table.

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
March 1999 – August 1999

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

March 2000 – March 2001

As for March 1999 – August 1999 except that there must have been growth in the earnings per share equal to the change in the Retail Price Index plus three percentage points for each complete year of the relevant period.

In respect of options granted between March 1999 and March 2001, the relevant period for the performance conditions began at the end of the financial year preceding the date of grant and continued until the end of the third subsequent year following commencement or, if not met, the end of such later year in which the conditions were met. Once the conditions were satisfied the options remain exercisable without further conditions. If they were not satisfied by the tenth anniversary of the grant the options would lapse.

FOR OPTIONS GRANTED FROM AUGUST 2001 TO AUGUST 2004

The performance condition was linked to the performance of Lloyds Banking Group plc’s total shareholder return (calculated by reference to both dividends and growth in share price) against a comparator group of 17 companies including Lloyds Banking Group plc.

The performance condition was measured over a three year period which commenced at the end of the financial year preceding the grant of the option and continued until the end of the third subsequent year. If the performance condition was not then met, it was measured at the end of the fourth financial year. If the condition was not then met, the options would lapse.

To meet the performance conditions, the Group’s ranking against the comparator group required to be at least ninth. The full grant of options only became exercisable if the Group was ranked first. A performance multiplier (of between nil and 100 per cent) was applied below this level to calculate the number of shares in respect of which options granted to executive directors would become exercisable, and were calculated on a sliding scale. If Lloyds Banking Group plc was ranked below median the options would not be exercisable.

Options granted to senior executives other than executive directors were not so highly leveraged and, as a result, different performance multipliers were applied to their options. For the majority of executives, options were granted with the performance condition but with no performance multiplier.

Options granted in 2004 became exercisable as the performance condition was met on the re-test. The performance condition vested at 14 per cent for executive directors, 24 per cent for managing directors, and 100 per cent for all other executives.

FOR OPTIONS GRANTED IN 2005

The same conditions applied as for grants made up to August 2004, except that:

–

the performance condition was linked to the performance of Lloyds Banking Group plc’s total shareholder return (calculated by reference to both dividends and growth in share price) against a comparator group of 15 companies including Lloyds Banking Group plc;

–	if the performance condition was not met at the end of the third subsequent year, the options would lapse; and

–

the full grant of options became exercisable only if the Group was ranked in the top four places of the comparator group. A sliding scale applied between fourth and eighth positions. If Lloyds Banking Group was ranked below the median (ninth or below) the options would lapse.

Options granted in 2005 became exercisable as the performance condition was met when tested. The performance condition vested at 82.5 per cent for all options granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

50 SHARE BASED PAYMENTS continued

Movements in the number of share options outstanding under the executive share option schemes during 2008 and 2009 are set out below:

	2009		2008
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	11,203,628	490.05	20,621,774	480.57
Exercised	—	—	(137,431)	419.25
Forfeited	(2,418,650)	536.46	(9,280,715)	470.02
Outstanding at 31 December	8,784,978	476.56	11,203,628	490.05
Exercisable at 31 December	8,784,978	476.56	9,132,197	453.77

No options were exercised during 2009 therefore the weighted average share price was £nil (2008: £4.53). The weighted average remaining contractual life of options outstanding at the end of the year was 4.3 years (2008: 5.1 years).

SAVE-AS-YOU-EARN SCHEMES

Eligible employees may enter into contracts through the Save-As-You-Earn schemes to save up to £250 per month and, at the expiry of a fixed term of three, five or seven years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discounted price of no less than 80 per cent of the market price at the start of the invitation.

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2009		2008
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	190,478,449	152.54	85,673,227	342.49
Adjustment on acquisition	53,755,275	300.91	—	—
Granted	—	—	215,737,733	173.80
Exercised	—	—	(40,612,608)	290.77
Forfeited	(9,581,800)	397.07	(2,394,415)	388.11
Cancelled	(93,599,380)	170.24	(62,963,491)	373.21
Expired	(10,918,552)	453.64	(4,961,997)	311.47
Outstanding at 31 December	130,133,992	157.84	190,478,449	152.54
Exercisable at 31 December	754,554	317.32	3,157,524	332.12

No options were exercised during 2009 therefore the weighted average share price was £nil (2008: £3.70). The weighted average remaining contractual life of options outstanding at the end of the year was 2.7 years (2008: 3.4 years).

Similarly as no SAYE options were granted during the year, the weighted share price was £nil (2008: £0.61). The values for the SAYE options have been determined using a standard Black-Scholes model.

For the HBOS sharesave plan, no options were exercised during 2009 therefore the weighted average share price was £nil. The options outstanding at 31 December 2009 had exercise prices in the range of £2.20 to £3.64 and a weighted average remaining contractual life of 4.0 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

50 SHARE BASED PAYMENTS continued

OTHER SHARE OPTION PLANS

LLOYDS TSB GROUP EXECUTIVE SHARE PLAN 2003

The plan was adopted in December 2003 and under the plan share options may be granted to senior employees. Options granted under this plan have been granted specifically to facilitate recruitment and as such were not subject to any performance conditions. The plan has now been extended to not only compensate new recruits for any lost share awards but also to make grants to key individuals for retention purposes with, in some instances, the grant being made subject to individual performance conditions.

	2009		2008
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	857,611	Nil	308,718	Nil
Granted	24,704,070	Nil	681,931	Nil
Rebasement adjustment	1,876,005	Nil	—	Nil
Exercised	(157,105)	Nil	(117,236)	Nil
Forfeited	(1,181,396)	Nil	(15,802)	Nil
Outstanding at 31 December	26,099,185	Nil	857,611	Nil
Exercisable at 31 December	33,794	Nil	—	Nil

The weighted average fair value of options granted in the year was £0.68 (2008: £2.92). The weighted average share price at the time that the options were exercised during 2009 was £0.71 (2008: £2.91). The weighted average remaining contractual life of options outstanding at the end of the year was 3.0 years (2008: 2.5 years).

Options granted under this plan were adjusted on 2 July 2009 as a result of the Placing and Compensatory Open Offer. The adjustment was made using a standard HMRC formula, to negate the dilutionary impact of the capital raising event.

HBOS SHARE OPTION PLANS

The table below includes details of the outstanding options for the HBOS Share Option Plan, the St James’s Place Share Option Plan, and the 1995 and 1996 Bank of Scotland Executive Stock Option schemes. The final award under the HBOS Share Option Plan was made in 2004. Under this plan, options over shares, at market value with a face value equal to 20 per cent of salary, were granted to employees with the exception of certain senior executives. A separate option plan exists for some of the partners of St James’s Place, which grants options in respect of Lloyds Banking Group plc shares. Movements in the number of share options outstanding under these schemes are set out below:

	2009
	Number of options	Weighted average exercise price (pence)
Share option plans
Outstanding at 16 January, date of acquisition of HBOS	13,040,430	670.01
Granted during the year	4,040,555	104.50
Exercised during the year	—	—
Forfeited during the year	(2,779,237)	689.48
Outstanding at 31 December	14,301,748	506.46
Exercisable at 31 December	8,638,542	694.19

No options were exercised during 2009. The options outstanding under the HBOS Share Option Plan and St James’s Place Share Option Plan at 31 December 2009 had exercise prices in the range of £1.05 to £17.576 and a weighted average remaining contractual life of 1.4 years.

The options outstanding under the Bank of Scotland Executive Stock Option schemes at 31 December 2009 had exercise prices in the range of £8.834 to £10.009 and a weighted average remaining contractual life of 0.8 years.

OTHER SHARE PLANS

LLOYDS TSB LONG-TERM INCENTIVE PLAN

The Long-Term Incentive Plan (LTIP) introduced in 2006 is aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of the Group over a three year period. Awards are made within limits set by the rules of the plan, with the limits determining the maximum number of shares that can be awarded equating to three times annual salary. In exceptional circumstances this may increase to four times annual salary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

50 SHARE BASED PAYMENTS continued

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

When tested at the end of the relevant performance period, neither the EPS nor the TSR performance conditions were met and all awards made in 2006 lapsed.

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

The performance conditions for awards made in March, April, August and September 2008 are as follows:

(i) For 50 per cent of the award (the EPS Award) – the performance condition is as described for May 2006 with the relevant performance period commencing on 1 January 2008 and ending on 31 December 2010.

(ii)

For the other 50 per cent of the award (the TSR Award) – the performance condition is as described for May 2006, except that the comparator group comprises of 13 companies, with the relevant performance period commencing on 6 March 2008 (the date of the first award) and ending on 5 March 2011.

The current LTIP rules allow for awards to be made of up to 400 per cent of base salary. Under normal circumstances awards are made of 300 per cent of salary with the additional 100 per cent available for circumstances that the remuneration committee deems to be exceptional. In 2008, awards were made of 375 per cent of base salary to the chief executive and two of the executive directors for retention purposes, and in light of data reviewed by the committee which showed total remuneration to be behind median both for the FTSE 20, and the other major UK banks.

The performance conditions for awards made in April, May and September 2009 are as follows:

(i) EPS:The release of 50 per cent of the shares will be dependent on the extent to which the growth in EPS achieves cumulative EPS targets over the three-year period.

(ii) Economic profit: The release of the remaining 50 per cent of shares will be dependent on the extent to which Lloyds Banking Group achieves cumulative economic profit targets over a three-year period.

The EPS and economic profit performance measures applying to this 2009 LTIP award were set on the basis that the Group would enter into the Government Asset Protection Scheme (GAPS). Now that the Group is not participating in GAPS, the Remuneration Committee has determined that these performance measures be restated on a basis consistent with the EPS and economic profit measures used for the 2010 LTIP awards.

In addition in 2009 an additional discretionary award was made in April, May and September 2009. The performance conditions for those awards are as follows:

(i)

Synergy savings: The release of 50 per cent of the shares will be dependent on the achievement of target run-rate synergy savings in 2009 and 2010 as well as the achievement of sustainable synergy savings of at least £1.5 billion by the end of 2011. The award will be broken down into three equally weighted annual tranches. Performance will be assessed at the end of each year against annual performance targets based on a trajectory to meet the 2011 target. The extent to which targets have been achieved will determine the proportion of shares to be banked each year. Any release of shares will be subject to the remuneration committee judging the overall success of the delivery of the integration programme.

(ii)

Integration balanced scorecard: The release of the remaining 50 per cent of the shares will be dependent on the outcome of a Balanced Scorecard of non-financial measures of the success of the integration in each of 2009, 2010 and 2011. The Balanced scorecard element will be broken down into three equally weighted tranches. The tranches will be crystallised and banked for each year of the performance cycle subject to separate annual performance targets across the four measurement categories of Building the Business, Customer, Risk and People and Organisation Development.

Performance against the first year of the award has been assessed and all targets have been met or exceeded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

50 SHARE BASED PAYMENTS continued

	2009 Number of shares	2008 Number of shares

Outstanding at 1 January	22,237,282	13,209,081
Granted	199,293,192	10,519,609
Rebasement adjustment	10,443,102	—
Forfeited	(8,740,524)	(1,491,408)

Outstanding at 31 December	223,233,052	22,237,282

The fair value of the share awards granted in 2009 was £0.68 (2008: £2.28).

Conditional awards of shares made under this plan were adjusted on 2 July 2009 as a result of the placing and compensatory open offer. The adjustment was made using a standard HMRC formula, to negate the dilutionary impact of the capital raising event.

PERFORMANCE SHARE PLAN

Under the performance share plan, introduced during 2005, participating executives will be eligible for an award of free shares, known as performance shares, to match the bonus shares awarded as part of their 2004 and 2005 bonus. The maximum match was two performance shares for each bonus share, awarded at the end of a three year period. The actual number of shares awarded was dependent on the Group’s total shareholder return performance measured over a three year period, compared to other companies in the comparator group. The maximum of two performance shares for each bonus share was awarded only if the Group’s total shareholder return performance placed it first in the comparator group; one performance share for each bonus share was granted if the Group was placed fifth; and one performance share for every two bonus shares if the Group was placed eighth (median). Between first and fifth position, and fifth and eighth position, sliding scales would apply. If the total shareholder return performance was below median, no performance shares were awarded. There was no retest. Whilst income tax and national insurance was deducted from the bonus before deferral into the plan, where a match of performance shares was justified, these shares were awarded as if income tax and national insurance had not been deducted.

The performance condition attached to the March 2006 award was not met, with Lloyds Banking Group ranked in ninth place. Bonus shares were released on 20 March 2009, at which time the performance shares lapsed.

	2009 Number of shares	2008 Number of shares

Outstanding at 1 January	941,324	1,767,594
Forfeited	—	(74,691)
Lapsed	(941,324)	(375,790)
Released	—	(375,789)

Outstanding at 31 December	—	941,324

The weighted average share price at the date the shares were released during 2008 was £4.4613.

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and number of options outstanding for the option schemes were as follows:

	Executive schemes			SAYE schemes			Other share option plans

	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

31 December 2009
Exercise price range
£0 to £1	—	—	—	—	—	—	Nil	3.1	26,099,185
£1 to £2	—	—	—	139.00	2.5	107,939,699	104.50	2.3	4,019,026
£2 to £3	—	—	—	220.98	3.9	18,054,765	—	—	—
£3 to £4	—	—	—	349.18	2.0	2,842,644	394.64	5.2	721,886
£4 to £5	464.19	4.9	7,526,441	427.04	1.8	1,296,884	499.91	0.2	273,986
£5 to £6	552.02	0.2	515,527	—	—	—	573.60	0.6	53,328
£6 to £7	653.55	1.2	743,010	—	—	—	640.00	0.0	2,388,026
£7 to £8	—	—	—	—	—	—	707.40	0.2	6,845,496

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

50 SHARE BASED PAYMENTS continued

	Executive schemes			SAYE schemes			Other share option plans

	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

31 December 2008
£0 to £1	—	—	—	—	—	—	Nil	2.5	857,611
£1 to £2	—	—	—	139.00	3.5	178,932,603	—	—	—
£2 to £3	—	—	—	284.00	0.4	941,414	—	—	—
£3 to £4	—	—	—	344.75	1.9	7,366,320	—	—	—
£4 to £5	453.77	5.9	9,132,197	423.49	2.0	3,200,532	—	—	—
£5 to £6	551.25	1.2	741,905	588.50	0.3	37,580	—	—	—
£6 to £7	652.30	2.1	997,326	—	—	—	—	—	—
£7 to £8	—	—	—	—	—	—	—	—	—
£8 to £9	863.63	0.3	332,200	—	—	—	—	—	—

The fair value calculations at 31 December 2009 for grants made in the year are based on the following assumptions:

	SAYE	Other option schemes	Other share plans

Risk-free interest rate	Nil	2.01%	2.23%
Expected life	Nil	2.6 years	3.0 years
Expected volatility	Nil	90%	84%
Expected dividend yield	Nil	1.7%	1.8%
Weighted average share price	Nil	£0.71	£0.71
Weighted average exercise price	Nil	Nil	Nil
Expected forfeitures	Nil	4%	4%

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

SHARE INCENTIVE PLAN

FREE SHARES

An award of shares may be made annually to employees based on a percentage of each employee’s salary in the preceding year up to a maximum of £3,000. The percentage is normally announced concurrently with the Group’s annual results and the price of the shares awarded is announced at the time of award. The shares awarded are held in trust for a mandatory period of three years on the employee’s behalf. The award is subject to a non-market based condition: if an employee leaves the Group within this three year period for other than a ‘good’ reason, all of the shares awarded will be forfeited.

No free shares were awarded in 2009 (2008: 8,862,823 shares, with an average fair value of £4.38 based on the market price at the date of award).

MATCHING SHARES

The Group undertakes to match shares purchased by employees up to the value of £30 per month; these shares are held in trust for a mandatory period of three years on the employees’ behalf. The award is subject to a non-market based condition: if an employee leaves within this three year period for other than a ‘good’ reason, 100 per cent of the matching shares are forfeited. Similarly if the employees sell their purchased shares within three years, their matching shares are forfeited.

The number of shares awarded relating to matching shares in 2009 was 16,746,310 (2008: 4,475,264), with an average fair value of £0.69 (2008: £2.56), based on market prices at the date of award.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

51 RELATED PARTY TRANSACTIONS

KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of Lloyds Banking Group plc group executive committee together with its non-executive directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2009 £m	2008 £m	2007 £m

Compensation
Salaries and other short-term benefits	17	8	15
Post-employment benefits	1	1	4
Share based payments	—	4	4

	18	13	23

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.4 million (2008: £0.2 million; 2007: £0.2 million).

	2009 million	2008 million	2007 million

Share options
At 1 January	2	7	11
Granted (exercised/lapsed) (including options of former directors)	—	(5)	(4)

At 31 December	2	2	7

	2009 million	2008 million	2007 million

Share incentive plans
At 1 January	7	6	4
Granted (including entitlements of appointed directors)	17	3	2
Exercised/lapsed (including entitlements of former directors)	(5)	(2)	—

At 31 December	19	7	6

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2009 £m	2008 £m	2007 £m

Loans
At 1 January	3	2	2
Advanced (including loans of appointed directors)	—	2	1
Repayments (including loans of former directors)	(1)	(1)	(1)

At 31 December	2	3	2

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 1.28 per cent and 24.90 per cent in 2009 (2008: 2.14 per cent and 34.01 per cent; 2007: 4.95 per cent and 30.0 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2008: £nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

51 RELATED PARTY TRANSACTIONS continued

	2009 £m	2008 £m	2007 £m

Deposits
At 1 January	6	5	5
Placed (including deposits of appointed directors)	12	27	21
Withdrawn (including deposits of former directors)	(14)	(26)	(21)

At 31 December	4	6	5

Deposits placed by key management personnel attracted interest rates of up to 6.5 per cent (2008: 6.0 per cent; 2007: 8.0 per cent).

At 31 December 2009, the Group did not provide any guarantees in respect of key management personnel (2008: none; 2007: £6,154 in respect of one director).

At 31 December 2009, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £2 million with seven directors and four connected persons (2008: £3 million with eight directors and six connected persons; 2007: £2 million with five directors and three connected persons).

SUBSIDIARIES

Details of the principal subsidiaries are given in note 9 to the parent company financial statements. In accordance with IAS 27, transactions and balances with subsidiaries have been eliminated on consolidation.

On 16 January 2009, the Company acquired 100 per cent of the ordinary share capital of HBOS plc. From this date, HBOS plc and its subsidiaries became controlled entities. In accordance with IAS 27, transactions and balances with subsidiaries have been eliminated on consolidation.

HM TREASURY

On 13 January 2009, HM Treasury subscribed for approximately 2,597 million shares in the Company which gave it a 30.2 per cent interest in the Company’s ordinary share capital and consequently HM Treasury became a related party of the Company from this date. On 16 January 2009, the Company acquired HBOS plc in an all share acquisition which, together with the shares subscribed for on 13 January 2009, gave HM Treasury a 43.4 per cent interest in the Company’s ordinary share capital. The material transactions entered into with HM Treasury from 13 January 2009 are described below:

CAPITAL TRANSACTIONS

On 15 January 2009, the Company issued £1,000 million 12 per cent non-cumulative fixed to floating rate preference shares to HM Treasury. In addition, £3,000 million non-cumulative 12 per cent fixed to floating rate preference shares were issued by the Company to HM Treasury on 16 January 2009 in exchange for the £3,000 million non-cumulative 12 per cent fixed to floating rate preference shares which had been issued by HBOS plc to HM Treasury on 15 January 2009.

In June 2009 the Company issued 10,408 million new ordinary shares as part of a placing and compensatory open offer; HM Treasury subscribed for approximately 4,521 million of these new ordinary shares at a price of 38.43 pence per share. As placees were procured for all the new ordinary shares for which valid acceptances were not received under the placing and compensatory open offer, HM Treasury’s shareholding remained at 43.4 per cent. The Company used the proceeds from this placing and compensatory open offer to redeem the £4,000 million preference shares issued by the Company to HM Treasury described above at 101 per cent of their issue price (in accordance with the terms agreed with HM Treasury) together with accrued dividends thereon.

In December 2009 the Company issued 36,505 million new ordinary shares in respect of a rights issue as part of an alternative to the Group’s proposed participation in GAPS (together with a liability management exercise). The Company entered into an Undertaking to Subscribe agreement with HM Treasury whereby HM Treasury undertook, amongst other things, to take up its rights to subscribe for all of the new shares to which it was entitled under the rights issue. HM Treasury subscribed for approximately 15,854 million new shares at a price of 37 pence per share. As subscribers were procured for all the new ordinary shares for which valid acceptances were not received under the rights issue, HM Treasury’s shareholding remained at 43.4 per cent. In addition, the Group paid HM Treasury a commission payment of approximately £132 million in consideration, inter alia, of HM Treasury’s pre-launch commitment to participate in full in respect of its entitlements under the rights issue.

MATERIAL RELATED PARTY AGREEMENTS IN CONNECTION WITH CAPITAL TRANSACTIONS

In connection with the placing and compensatory open offer, an Open Offer Agreement dated 7 March 2009 was entered into between the Company and HM Treasury (as amended and restated, amongst other things, to include certain other parties) pursuant to which, amongst other things, HM Treasury agreed that, to the extent not placed or taken up under the compensatory open offer and subject to the terms and conditions set out in the Open Offer Agreement, HM Treasury would subscribe for the open offer shares itself at the issue price. In consideration of the provision of its services under the Open Offer Agreement, the Company agreed to pay to HM Treasury (i) a commission of 0.5 per cent of the aggregate value of the open offer shares at the issue price; and (ii) a further commission of 1 per cent of the aggregate value of the open offer shares subscribed for by HM Treasury or by placees (including HM Treasury) at the issue price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

51 RELATED PARTY TRANSACTIONS continued

The Company also agreed to (i) pay to each of HM Treasury, the joint sponsors and joint bookrunners all legal and other costs and expenses, and those of HM Treasury’s financial advisors incurred in connection with the placing and compensatory open offer, the redemption of the preference shares or any arrangements referred to in the 2009 Open Offer Agreement; and (ii) bear all costs and expenses relating to the placing and compensatory open offer and the preference share redemption. The costs and commissions incurred by the joint bookrunners in connection with the rump placing were deducted from the aggregate proceeds of the rump placing. The Company also gave certain representations and warranties and indemnities to each of HM Treasury, the joint sponsors and joint bookrunners under the 2009 Open Offer Agreement. The Company’s liabilities thereunder are unlimited as to time and amount. HM Treasury is entitled to novate its rights under the agreement to any entity that is wholly-owned, directly or indirectly, by HM Treasury.

Pursuant to its obligations to HM Treasury under the 2009 Open Offer Agreement, the Company entered into a Resale Rights Agreement with HM Treasury with effect from 11 June 2009, in which it agreed to provide its assistance to HM Treasury in connection with any proposed sale by HM Treasury of ordinary shares and other securities held by HM Treasury in the Company from time to time and of any securities caused by HM Treasury to be issued by any person which are exchangeable for, convertible into, give rights over or are referable to such ordinary shares or other securities issued by the Group, to be sold in such jurisdictions (other than the United States) and in such manner as HM Treasury may determine. Such assistance may include the provision by the Company of assistance with due diligence and the preparation of marketing and such other documentation (including any offering memorandum, whether or not a prospectus) as HM Treasury may reasonably request.

Pursuant to its obligations under the open offer agreement entered into by the Company with effect from 13 October 2008, the Company entered into a Registration Rights Agreement with HM Treasury on 12 January 2009, granting customary demand and ‘piggyback’ registration rights in the United States under the United States Securities Act of 1933, as amended, to HM Treasury with respect to any ordinary shares of the Group held by HM Treasury.

GOVERNMENT ASSET PROTECTION SCHEME

The Company entered into a Pre-Accession Deed dated 7 March 2009 and a Lending Commitments Deed dated 6 March 2009 with HM Treasury both relating to the Company’s proposed participation in GAPS. Under the Lending Commitments Deed, the Company agreed to support lending to creditworthy borrowers in the UK in a commercial manner with effect from 1 March 2009 and agreed to increase lending by £14,000 million in the 12 months commencing 1 March 2009 to support UK businesses (£11,000 million) and homeowners (£3,000 million) and to maintain similar levels of lending in the 12 months commencing 1 March 2010, subject to adjustment to reflect circumstances at the start of the 12 month period commencing 1 March 2010. This additional lending is expressed to be subject to the Group’s prevailing terms and conditions (including pricing and risk assessment) and, in relation to mortgage lending, the Group’s standard credit and other acceptance criteria.

Pursuant to the successful rights issue, the Company withdrew from its proposed participation in GAPS and on 3 November 2009, the Company entered into a GAPS Withdrawal Deed with HM Treasury pursuant to which, among other matters, the Company agreed that the Group would pay HM Treasury an amount of £2,500 million in recognition of the benefits to the Group’s trading operations arising as a result of HM Treasury proposing to make GAPS available to the Group.

The GAPS Withdrawal Deed contained certain undertakings given by the Group to HM Treasury in connection with the state aid approval obtained from the European Commission and its withdrawal from GAPS. In particular, the Group is required to do all acts and things necessary to ensure the UK Government’s compliance with its obligations under the European Commission decision approving state aid to the Group. The Company also reaffirmed its lending commitments described above. In addition, the Company’s obligations under the Pre-Accession Deed referred to above (other than its commitment to inform the UK Government of certain deleveraging activities) was terminated pursuant to the GAPS Withdrawal Deed.

On 2 November 2009, the Group entered into a Cost Reimbursement Deed with HM Treasury under which the Group has agreed to pay for the UK Government’s set-up costs relating to the proposed participation in GAPS and the UK Government’s costs associated with the European Union’s approval of state aid to the Group.

CREDIT GUARANTEE SCHEME

HM Treasury launched the Credit Guarantee Scheme in October 2008 as part of a range of measures announced by the UK Government intended to ease the turbulence in the UK banking system. It charges a commercial fee for the guarantee of new short and medium-term debt issuance. The fee payable to HM Treasury on guaranteed issues is based on a per annum rate of 50 basis points plus the median five-year Credit Default Swap spread. At 31 December 2009, the Group had £49,070 million of debt issued under the CGS. During the year, fees of £498 million payable to HM Treasury in respect of guaranteed funding were included in the Group’s income statement.

There were no other material transactions between the Group and HM Treasury during the period between 13 January 2009 and 31 December 2009 that were not made in the ordinary course of business or that are unusual in their nature or conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

51 RELATED PARTY TRANSACTIONS continued

OTHER RELATED PARTY TRANSACTIONS

PENSIONS FUNDS

At 31 December 2009, customer deposits of £99 million (2008: £23 million) and investment and insurance contract liabilities of £691 million (2008: £nil) related to the Group’s pension funds.

OEICS

The Group manages 382 (2008: 105) Open Ended Investment Companies (OEICs), and of these 108 (2008: 47) are consolidated. The Group invested £1,271 million (2008: £455 million) and redeemed £1,076 million (2008: £343 million) in the unconsolidated OEICs during the year and had investments, at fair value, of £6,954 million (2008: £2,661 million) at 31 December. The Group earned fees of £217 million from the unconsolidated OEICs (2008: £206 million). The Company held no investments in OEICs at any time during 2008 or 2009.

JOINT VENTURES AND ASSOCIATES

In the year ended 31 December 2009, the Group provided both administration and processing services to its principal joint venture, Sainsbury’s Bank plc. The amounts receivable by the Group during the year were £34 million (2008: £nil), of which £10 million was outstanding at 31 December 2009 (2008: £nil). At 31 December 2009, Sainsbury’s Bank plc also had balances with the Group that were included in loans and advances to banks of £1,218 million (2008: £nil) and deposits by banks of £1,405 million (2008: £nil).

At 31 December 2009 there were loans and advances to customers of £12,235 million (2008: £nil) outstanding and balances within customer deposits of £254 million (2008: £nil) relating to other joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2009, these companies had total assets of approximately £14,840 million (2008: £5,838 million), total liabilities of approximately £15,300 million (2008: £5,780 million) and for the year ended 31 December 2009 had turnover of approximately £10,570 million (2008: £2,088 million) and made a net loss of approximately £572 million (2008: net loss of £80 million). In addition, the Group has provided £6,014 million (2008: £825 million) of financing to these companies on which it received £191 million (2008: £46 million) of interest income in the year.

52 CONTINGENT LIABILITIES AND COMMITMENTS

PAYMENT PROTECTION INSURANCE

In January 2009, the UK Competition Commission (the ‘Competition Commission’) completed its formal investigation into the supply of Payment Protection Insurance (PPI) services (except store card PPI) to non-business customers in the UK and published its final report setting out its remedies. Prior to this the Group had made the commercial decision to sell only regular monthly premium PPI to its personal loan customers. The Competition Commission decided to adopt various remedies including a prohibition on the active sale of PPI by a distributor to a customer within seven days of the distributor’s sale of credit to that customer.

On 30 March 2009, Barclays Bank plc lodged an appeal in the UK Competition Appeal Tribunal (the ‘Competition Appeal Tribunal’) against the Competition Commission’s findings. Lloyds Banking Group was granted permission by the Competition Appeal Tribunal to intervene in the appeal. The Competition Appeal Tribunal handed down its judgment on 16 October 2009 finding in favour of Barclays in respect of its challenge to the Competition Commission’s prohibition of distributors selling PPI at the credit point of sale but it did not uphold Barclays’ challenge to the Competition Commission’s findings on market definition. The matter has now been referred back to the Competition Commission. This may or may not result in the Competition Commission ultimately reaching a different conclusion.

On 1 July 2008 the Financial Ombudsman Service referred concerns regarding the handling of PPI complaints to the FSA as an issue of wider implication. The Group has been working with other industry members and trade associations in preparing an industry response to address regulatory concerns regarding the handling of PPI complaints. On 29 September 2009, the FSA issued a consultation paper on PPI complaints handling. The FSA has escalated its regulatory activity in relation to past PPI sales generally and has proposed new guidance on the fair assessment of a complaint and the calculation of redress and a new rule requiring firms to reassess historically rejected complaints.

The statement on 29 September 2009 also announced that several firms had agreed to carry out reviews of past sales of single premium loan protection insurance. The Group has subsequently agreed in principle that it will undertake a review in relation to sales of single premium loan protection insurance made through its branch network since 1 July 2007. The precise details of the review are still being discussed with the FSA. The ultimate impact on the Group of any review and/or reassessment can only be known at the conclusion of these discussions and on publication of the FSA’s final rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

52 CONTINGENT LIABILITIES AND COMMITMENTS continued

US ECONOMIC SANCTIONS

Starting in 2007 Lloyds TSB Bank plc provided information in relation to its review of historic US Dollar payments involving countries, persons or entities subject to US economic sanctions administered by the Office of Foreign Assets Control (OFAC) to a number of authorities reported to be conducting a review of sanctions compliance by non-US financial institutions. On 9 January 2009 the settlement reached by Lloyds TSB Bank plc with both the US Department of Justice and the New York County District Attorney’s Office in relation to their investigations was announced. The settlement documentation contains details of the results of the investigations including the identification of certain activities relating to Iran, Sudan and Libya which Lloyds TSB Bank plc conducted during the relevant period. In 2008, Lloyds TSB Bank plc made a provision of £180 million which fully covered the settlement amount paid to the Department of Justice and the New York County District Attorney’s Office. On 22 December 2009 OFAC announced the settlement it had reached with Lloyds TSB Bank plc in relation to its investigation and confirmed that the settlement sum due to OFAC had been fully satisfied by Lloyds TSB Bank plc’s payment to the Department of Justice and the New York County District Attorney’s Office. No further enforcement actions are expected in relation to the matters set out in the settlement agreements. A purported shareholder filed a derivative civil action in the Supreme Court of New York, Nassau County on 26 February 2009 against certain current and former directors, and nominally against the Lloyds TSB Bank plc and Lloyds Banking Group, seeking various forms of relief following the settlement. The derivative action is at a very early stage but the ultimate outcome of the action is not expected to have a material impact on the Group.

INTERCHANGE FEES

The European Commission has adopted a formal decision finding that an infringement of European Commission competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross-border transactions in relation to the use of a MasterCard or Maestro branded payment card. The European Commission has required that the fee be reduced to zero for relevant cross-border transactions within the European Economic Area. This decision has been appealed to the General Court of the European Union (the ‘General Court’). Bank of Scotland plc and Lloyds TSB Bank plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard’s position that the arrangements for the charging of a uniform fallback interchange fee are compatible with European Commission competition laws. Meanwhile, the European Commission and the UK’s OFT are pursuing investigations with a view to deciding whether arrangements adopted by other payment card schemes for the levying of uniform fallback interchange fees in respect of domestic and/or cross-border payment transactions also infringe European Commission and/or UK competition laws. As part of this initiative the OFT will also intervene in the General Court appeal supporting the European Commission’s position. The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

UNARRANGED OVERDRAFT CHARGES

The Supreme Court published its judgment in respect of the fairness of unarranged overdraft charges on personal current accounts on 25 November 2009, finding in favour of the litigant banks. On 22 December 2009, the OFT announced that it will not continue its investigation into the fairness of these charges. The Group is working with the regulators to ensure that outstanding customer complaints are concluded as quickly as possible and anticipate that most cases in the county courts will be discontinued. The Group expects that some customers will argue that despite the test case ruling they are entitled to a refund of unarranged overdraft charges on the basis of other legal arguments or challenges. The Group would robustly defend any such complaints or claims and does not expect the outcome of any such complaints or claims to have a material adverse effect on its financial position.

OTHER LEGAL PROCEEDINGS

In addition, during the ordinary course of business the Group is subject to threatened or actual legal proceedings both in the UK and overseas. All such material cases are periodically reassessed, with the assistance of external professional advisors where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed to properly assess the merits of the case and no provisions are held against such cases. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

52 CONTINGENT LIABILITIES AND COMMITMENTS continued

	2009 £m	2008 £m
Contingent liabilities
Acceptances and endorsements	59	49
Other:
Other items serving as direct credit substitutes	1,494	1,870
Performance bonds and other transaction-related contingencies	4,555	2,850
	6,049	4,720
	6,108	4,769

The contingent liabilities of the Group, as detailed above, arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2009 £m	2008 £m
Commitments
Documentary credits and other short-term trade-related transactions	288	319
Forward asset purchases and forward deposits placed	758	613
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	9,058	3,056
Other commitments	64,786	46,006
	73,844	49,062
1 year or over original maturity	53,693	31,761
	128,583	81,755

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £74,477 million (2008: £46,890 million) was irrevocable.

OPERATING LEASE COMMITMENTS

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2009 £m	2008 £m
Not later than 1 year	392	216
Later than 1 year and not later than 5 years	1,213	647
Later than 5 years	1,817	774
	3,422	1,637

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

CAPITAL COMMITMENTS

Excluding commitments in respect of investment property (note 26), capital expenditure contracted but not provided for at 31 December 2009 amounted to £203 million (2008: £92 million). Of this amount, £198 million (2008: £85 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 FINANCIAL INSTRUMENTS

(1) MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

	Derivatives designated as hedging instruments £m	At fair value through profit or loss
		Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m
As at 31 December 2009
Financial assets
Cash and balances at central banks	—	—	—	—	—	38,994	—	38,994
Items in the course of collection from banks	—	—	—	—	—	1,579	—	1,579
Trading and other financial assets at fair value through profit or loss	—	27,245	122,766	—	—	—	—	150,011
Derivative financial instruments	9,430	40,498	—	—	—	—	—	49,928
Loans and receivables:
Loans and advances to banks	—	—	—	—	35,361	—	—	35,361
Loans and advances to customers	—	—	—	—	626,969	—	—	626,969
Debt securities	—	—	—	—	32,652	—	—	32,652
	—	—	—	—	694,982	—	—	694,982
Available-for-sale financial assets	—	—	—	46,602	—	—	—	46,602
Total financial assets	9,430	67,743	122,766	46,602	694,982	40,573	—	982,096
Financial liabilities
Deposits from banks	—	—	—	—	—	82,452	—	82,452
Customer deposits	—	—	—	—	—	406,741	—	406,741
Items in course of transmission to banks	—	—	—	—	—	1,037	—	1,037
Trading and other financial liabilities at fair value through profit or loss	—	22,111	6,160	—	—	—	—	28,271
Derivative financial instruments	8,687	31,798	—	—	—	—	—	40,485
Debt securities in issue	—	—	—	—	—	233,502	—	233,502
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	—	—	—	76,179	76,179
Liabilities arising from non-participating investment contracts	—	—	—	—	—	—	46,348	46,348
Unallocated surplus within insurance businesses	—	—	—	—	—	—	1,082	1,082
Subordinated liabilities	—	—	—	—	—	34,727	—	34,727
Total financial liabilities	8,687	53,909	6,160	—	—	758,459	123,609	950,824

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 FINANCIAL INSTRUMENTS continued

	Derivatives designated as hedging instruments £m	At fair value through profit or loss
		Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m
As at 31 December 2008
Financial assets
Cash and balances at central banks	—	—	—	—	—	5,008	—	5,008
Items in the course of collection from banks	—	—	—	—	—	946	—	946
Trading and other financial assets at fair value through profit or loss	—	857	44,207	—	—	—	—	45,064
Derivative financial instruments	435	28,449	—	—	—	—	—	28,884
Loans and receivables:
Loans and advances to banks	—	—	—	—	38,733	—	—	38,733
Loans and advances to customers	—	—	—	—	240,344	—	—	240,344
Debt securities	—	—	—	—	4,416	—	—	4,416
	—	—	—	—	283,493	—	—	283,493
Available-for-sale financial assets	—	—	—	55,707	—	—	—	55,707
Total financial assets	435	29,306	44,207	55,707	283,493	5,954	—	419,102
Financial liabilities
Deposits from banks	—	—	—	—	—	66,514	—	66,514
Customer deposits	—	—	—	—	—	170,938	—	170,938
Items in course of transmission to banks	—	—	—	—	—	508	—	508
Trading and other financial liabilities at fair value through profit or loss	—	6	6,748	—	—	—	—	6,754
Derivative financial instruments	4,169	22,723	—	—	—	—	—	26,892
Debt securities in issue	—	—	—	—	—	75,710	—	75,710
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	—	—	—	33,792	33,792
Liabilities arising from non-participating
investment contracts	—	—	—	—	—	—	14,243	14,243
Unallocated surplus within insurance businesses	—	—	—	—	—	—	270	270
Subordinated liabilities	—	—	—	—	—	17,256	—	17,256
Total financial liabilities	4,169	22,729	6,748	—	—	330,926	48,305	412,877

(2) RECLASSIFICATION OF FINANCIAL ASSETS

In accordance with the amendment to IAS 39 that became applicable during 2008, the Group reviewed the categorisation of its financial assets classified as held for trading and available-for-sale.

On the basis that there was no longer an active market for some of those assets, which are therefore more appropriately managed as loans, with effect from 1 July 2008, the Group transferred £2,993 million of assets previously classified as held for trading into loans and receivables. With effect from 1 November 2008, the Group transferred £437 million of assets previously classified as available-for-sale into loans and receivables. At the time of these transfers, the Group had the intention and ability to hold them for the foreseeable future or until maturity. As at the date of reclassification, the weighted average effective interest rate of the assets transferred was 6.3 per cent with the estimated recoverable cash flows of £3,524 million.

No assets have been reclassified in 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 FINANCIAL INSTRUMENTS continued

CARRYING AMOUNT AND FAIR VALUES OF RECLASSIFIED ASSETS

The table below sets out the carrying value and fair value of reclassified financial assets.

	31 December 2009		31 December 2008
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
From held for trading to loans and receivables	1,833	1,822	2,883	2,926
From available-for-sale financial assets to loans and receivables	394	422	454	402
	2,227	2,244	3,337	3,328

During the year ended 31 December 2009, the carrying value of reclassified assets decreased by £1,110 million due to sales and maturities of £990 million, accretion of discount of £61 million and foreign exchange and other movements of £181 million.

Additional fair value gains/(losses) that would have been recognised had the reclassifications not occurred

The table below shows the additional gains/(losses) that would have been recognised in the Group’s income statement if the reclassifications had not occurred.

	2009			2008
	Reclassified in 2009 £m	Reclassified in 2008 £m	Total £m	Reclassified in 2008 £m	Total £m
From held for trading to loans and receivables	—	208	208	(347)	(347)

The table below shows the additional gains/(losses) that would have been recognised in other comprehensive income if the reclassifications had not occurred.

	2009			2008
	Reclassified in 2009 £m	Reclassified in 2008 £m	Total £m	Reclassified in 2008 £m	Total £m
From available-for-sale financial assets to loans and receivables	—	161	161	(108)	(108)

Actual amounts recognised in respect of reclassified assets

After reclassification the reclassified financial assets contributed the following amounts to the Group income statement.

	2009			2008
	Reclassified in 2009 £m	Reclassified in 2008 £m	Total £m	Reclassified in 2008 £m	Total £m
From held for trading to loans and receivables:
Net interest income	—	55	55	31	31
Impairment losses	—	(49)	(49)	(158)	(158)
	—	6	6	(127)	(127)

	2009			2008
	Reclassified in 2009 £m	Reclassified in 2008 £m	Total £m	Reclassified in 2008 £m	Total £m
From available-for-sale financial assets to loans and receivables:
Net interest income	—	34	34	3	3
Impairment losses	—	(56)	(56)	(23)	(23)
	—	(22)	(22)	(20)	(20)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 FINANCIAL INSTRUMENTS continued

(3) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The following table summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	Carrying value 2009 £m	Carrying value 2008 £m	Fair value 2009 £m	Fair value 2008 £m

Financial assets
Trading and other financial assets at fair value through profit or loss	150,011	45,064	150,011	45,064
Derivative financial instruments	49,928	28,884	49,928	28,884
Loans and receivables:
Loans and advances to banks	35,361	38,733	35,335	37,954
Loans and advances to customers	626,969	240,344	609,647	235,569
Debt securities	32,652	4,416	31,907	3,931
Available-for-sale financial assets	46,602	55,707	46,602	55,707
Financial liabilities
Deposits from banks	82,452	66,514	82,366	66,504
Customer deposits	406,741	170,938	406,555	171,119
Trading and other financial liabilities at fair value through profit or loss	28,271	6,754	28,271	6,754
Derivative financial instruments	40,485	26,892	40,485	26,892
Debt securities in issue	233,502	75,710	235,170	76,291
Liabilities arising from non-participating investment contracts	46,348	14,243	46,348	14,243
Financial guarantees	38	35	38	35
Subordinated liabilities	34,727	17,256	33,660	11,199

VALUATION METHODOLOGY

Financial instruments include financial assets, financial liabilities and derivatives. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Wherever possible, fair values have been calculated using unadjusted quoted market prices in active markets for identical instruments held by the Group. Where quoted market prices are not available, or are unreliable because of poor liquidity, fair values have been determined using valuation techniques which, to the extent possible, use market observable inputs, but in some cases use non-market observable inputs. Valuation techniques used include discounted cash flow analysis and pricing models and, where appropriate, comparison to instruments with characteristics similar to those of the instruments held by the Group.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS CARRIED AT AMORTISED COST

LOANS AND RECEIVABLES

The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. The carrying value of the variable rate loans and those relating to lease financing is assumed to be their fair value. For fixed rate lending, several different techniques are used to estimate fair value, as considered appropriate. For commercial and personal customers, fair value is principally estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. The fair value for corporate loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to the market rates for similar loans of maturity equal to the remaining fixed interest rate period. The fair values of asset-backed securities and secondary loans, which were previously within assets held for trading and were reclassified to loans and receivables (see page F-94), are determined predominantly from lead manager quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 FINANCIAL INSTRUMENTS continued

DEPOSITS FROM BANKS AND CUSTOMER DEPOSITS

The fair value of deposits repayable on demand is considered to be equal to their carrying value. The fair value for all other deposits is estimated using discounted cash flows applying either market rates, where applicable, or current rates for deposits of similar remaining maturities.

DEBT SECURITIES IN ISSUE AND SUBORDINATED LIABILITIES

The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities and for subordinated liabilities is estimated using quoted market prices.

VALUATION OF FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

The table below provides an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

VALUATION HIERARCHY

	At 31 December 2009

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Trading and other financial assets at fair value through profit or loss	103,853	43,246	2,912	150,011
Available-for-sale financial assets	12,881	31,110	2,611	46,602
Derivative financial instruments	977	47,014	1,937	49,928

Financial assets	117,711	121,370	7,460	246,541

Trading and other financial liabilities at fair value through profit or loss	511	27,760	—	28,271
Derivative financial instruments	66	40,222	197	40,485
Financial guarantees	—	—	38	38

Financial liabilities	577	67,982	235	68,794

There were no significant transfers between level 1 and level 2 during the year.

	At 31 December 2008

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Trading and other financial assets at fair value through profit or loss	38,019	5,373	1,672	45,064
Available-for-sale financial assets	30,184	22,362	3,161	55,707
Derivative financial instruments	2,147	26,601	136	28,884

Financial assets	70,350	54,336	4,969	129,655

Trading and other financial liabilities at fair value through profit or loss	6	6,748	—	6,754
Derivative financial instruments	153	26,161	578	26,892
Financial guarantees	—	—	35	35

Financial liabilities	159	32,909	613	33,681

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine the fair values.

LEVEL 1 PORTFOLIOS

Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. Products classified as level 1 predominantly comprise treasury bills and other government securities.

LEVEL 2 PORTFOLIOS

Level 2 valuations are those where quoted market prices are not available, for example where the instrument is traded in a market that is not considered to be active or valuation techniques are used to determine fair value and where these techniques use inputs that are based significantly on observable market data, the instrument is considered to be level 2. Examples of such financial instruments include most over-the-counter derivatives, financial institution issued securities, certificates of deposit and certain asset-backed securities.

LEVEL 3 PORTFOLIOS

Level 3 portfolios are those where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data. Such instruments would include the Group’s venture capital and unlisted equity investments which are valued using various valuation techniques that require significant management judgement in determining appropriate assumptions, including earnings multiples and estimated future cash flows. Certain of the Group’s asset-backed securities and derivatives, principally where there is no trading activity in such securities, are also classified as level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 FINANCIAL INSTRUMENTS continued

At 31 December 2009	Valuation basis/technique	Main assumptions	Carrying value £m	Effect of reasonably possible alternative as- sumptions £m

Trading and other financial assets at fair value through profit or loss
Asset-backed securities	Lead manager or broker quote/ consensus pricing from market data provider	Use of single pricing source	970	74
Venture capital investments	Various valuation techniques using IPEV Guidelines	Earnings multiples	1,162	n/a
Equity investments	Various valuation techniques	Earnings, net asset value, underlying asset values, property prices, forecast cash flows	234	n/a
Unlisted equities and property partnerships in the life funds	Third party valuations	n/a	546	n/a

			2,912

Available-for-sale financial assets
Asset-backed securities	Lead manager or broker quote/ consensus pricing from market data provider	Use of single pricing source	744	10
Equity investments	Various valuation techniques	Earnings, net asset value, underlying asset values, property prices, forecast cash flows	1,867	n/a

			2,611

Derivative financial instruments	Industry standard model / consensus pricing from market data provider	Prepayment rates, probability of default, loss given default and yield curves. Equity conversion feature spread	1,937	96

Financial assets			7,460

Derivative financial liabilities	Industry standard model / consensus pricing from market data provider	Prepayment rates, probability of default, loss given default and yield curves	197	8

Financial guarantees			38	n/a

Financial liabilities			235

Reasonably possible alternative valuations have been calculated for asset-backed securities by using alternative pricing sources and calculating an absolute difference. In respect of derivative financial instruments, reasonably possible alternative valuations have been calculated by flexing the spread between the underlying asset and the credit derivative, or adjusting market yields, by a reasonable amount.

The valuation techniques used for unlisted equities and venture capital investments vary depending on the nature of the investment. Further details of these are given below. Third party valuers have been used to determine the value of unlisted equities and property partnerships included in the Group’s life insurance funds. As these factors differ for each investment depending on the nature of the valuation technique used and the inputs there is no single common factor that could be adjusted to provide a reasonable alternative valuation for these investments portfolios.

The main products where level 3 valuations have been used are described below:

ASSET-BACKED SECURITIES

Where there is no trading activity in asset-backed securities, valuation models, consensus pricing information from third party pricing services and broker or lead manager quotes are used to determine an appropriate valuation. Asset-backed securities are then classified as either level 2 or level 3 depending on whether there is more than one consistent independent source of data. If there is a single, uncorroborated market source for a significant valuation input or where there are materially inconsistent levels then the valuation is reported as level 3. Asset classes classified as level 3 mainly comprise certain Residential Mortgage-Backed Securities, Collateralised Loan Obligations and Collateralised Debt Obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 FINANCIAL INSTRUMENTS continued

VENTURE CAPITAL INVESTMENTS

The investments in venture capital activities comprise interests in funds and unlisted equity investments that are valued using techniques that are considered appropriate for that investment. Interests in funds are valued in the same manner as investments in the life funds below.

Valuations of unlisted venture capital equities that are accounted for as trading and other financial assets at fair value through profit or loss are calculated using International Private Equity and Venture Capital Guidelines. The majority of investments are valued using the industry standard earnings model. This involves applying the relevant earnings multiple to the maintainable earnings of the business being valued. A number of earnings multiples are used in valuing the portfolio including price earnings, earnings before interest and tax and earnings before interest, tax, depreciation and amortisation. The particular multiple selected being appropriate for the type of business being valued and is derived by reference to the current market-based multiple. Consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting an appropriate multiple. Recent transactions involving the sale of similar businesses may sometimes be used as a frame of reference in deriving an appropriate multiple. Another valuation technique involved, although rarely, is the discounting of projected cash flows at the appropriate cost of capital.

EQUITY INVESTMENTS

Unlisted equities and funds accounted for as available-for-sale assets are valued using different techniques as a result of the variety of investments across the portfolio. A valuation technique is selected for each investment in accordance with the Group’s valuation policy. Depending on the business sector and the circumstances of the investment unlisted equity valuations are based on earnings multiples, net asset values or discounted cash flows.

–	The earnings multiple methodology is described in the section on venture capital investments above.

–

Valuations using net asset values are often used for property-based businesses and use the latest valuations included in management or statutory accounts adjusted for subsequent movements in property valuations and other factors including recoverability.

–

Discounted cash flow valuations use estimated future cash flows, usually based on management forecasts, with the application of appropriate exit yields or terminal multiples and discounted using rates appropriate to the specific investment, business sector or recent economic rates of return.

For fund investments the most recent capital account value calculated by the fund manager is used as the basis for the valuation and adjusted, if necessary, to align valuation techniques with the Group’s valuation policy.

UNQUOTED EQUITIES AND PROPERTY PARTNERSHIPS IN THE LIFE FUNDS

Third party valuations are used to obtain the fair value of unquoted investments. Management take account of any pertinent information, such as recent transactions and information received on particular investments, to adjust the third party valuations where necessary.

DERIVATIVES

Where the Group’s derivative assets and liabilities are not traded on an exchange, they are valued using valuation techniques, including discounted cash flow and options pricing models, as appropriate. The types of derivatives classified as level 2 and the valuation techniques used include:

–	Interest rate swaps are valued using discounted cash flow models; the most significant inputs into those models are interest rate yield curves which are developed from publicly quoted rates.

–	Foreign exchange derivatives that do not contain options are priced using rates available from publicly quoted sources.

–	Credit derivatives, except for the items classified as level 3, are valued using publicly available yield and credit default swap (CDS) curves; the Group uses standard models with observable inputs.

–

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

Where credit protection, usually in the form of credit default swaps, has been purchased or written on asset-backed securities, the security is referred to as a negative basis ABS and the resulting derivative assets or liabilities have been classified as either level 2 or level 3 according to the classification of the underlying ABS.

–

The Group’s level 3 derivatives include £1,797 million in respect of the value of the embedded equity conversion feature of the enhanced capital notes issued in December 2009. Level 3 derivatives also include £140 million of credit default swaps written on level 3 negative basis ABS and £197 million of embedded derivatives included in investments of synthetic CDOs. The embedded equity conversion feature is valued by comparing the market price of the ECNs with the market price of similar bonds without the conversion feature. The latter is calculated by discounting the expected ECN cash flows in the absence of a conversion using prevailing market yields for similar capital securities without the conversion feature. The market price of the ECNs was calculated with reference to multiple broker quotes. Movements in the fair value of the derivative are recorded in net trading income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 FINANCIAL INSTRUMENTS continued

CREDIT VALUATION ADJUSTMENT

A Credit Valuation Adjustment (CVA) is applied to the Group’s over-the-counter corporate derivative exposures to adjust the counterparty credit risk-free derivative valuations provided by standard interbank lending interest rate curves. The Group uses a simulation model to develop expected future exposures and calculate a pricing reserve based on the relative credit spread of the counterparty compared to the Group. At 31 December 2009 the CVA balance was £663 million (31 December 2008: £203 million). This adjustment has been made to the valuation of over-the-counter derivative instruments classified as level 2.

Observable CDS spreads and recovery rates are used to develop the probability of default for quoted clients. Observable sector CDS curves and recovery rates are used for unquoted clients. The Loss Given Default (LGD) is based on observable recovery rates and internal credit assessments. The combination of a one notch deterioration in credit rating of derivative counterparties and a 10 per cent increase in LGD increases the CVA charge by £181 million. Current market value is used to estimate the projected exposure for products not supported by the model. For these, CVA is calculated on an add-on basis (in total contributing 10 per cent of the overall CVA balance at 31 December 2009). A separate reserve of £43 million is held against features not supported by the current CVA model including rate/credit and wrong-way risk (where exposure to the counterparty is adversely correlated with the credit quality of the counterparty). A separate provision of £25 million is held against pricing risk on collateralised counterparties.

In addition, credit valuation adjustments have been applied to the Group’s credit derivative exposures with monoline insurance counterparties leaving a net exposure of £75 million as shown in note 54 on page F-111.

MOVEMENTS IN LEVEL 3 PORTFOLIO

The table below analyses movements in the Level 3 financial assets portfolio.

	Trading and other financial assets at fair value through profit or loss £m	Available- for-sale £m	Derivative assets £m	Total financial assets £m

At 31 December 2008	1,672	3,161	136	4,969
Exchange and other adjustments	(232)	(205)	74	(363)
Acquired on acquisition	3,386	2,291	569	6,246
Gains (losses) recognised in the income statement	(114)	(452)	(1,005)	(1,571)
Gains (losses) recognised in other comprehensive income	—	191	—	191
Purchases	374	422	2,224	3,020
Sales	(465)	(671)	(61)	(1,197)
Transfers into the Level 3 portfolio	33	48	—	81
Transfers out of the Level 3 portfolio	(1,742)	(2,174)	—	(3,916)

At 31 December 2009	2,912	2,611	1,937	7,460

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 FINANCIAL INSTRUMENTS continued

The table below analyses movements in the Level 3 financial liabilities portfolio.

	Derivative liabilities £m	Financial guarantees £m	Total financial liabilities £m

At 31 December 2008	578	35	613
Exchange and other adjustments	(179)	—	(179)
Acquired on acquisition	1,102	—	1,102
Gains recognised in the income statement	(47)	—	(47)
Additions	—	3	3
Redemptions	(474)	—	(474)
Transfers out of the Level 3 portfolio	(783)	—	(783)

At 31 December 2009	197	38	235

Transfers out of the Level 3 portfolio arise when inputs that could have a significant impact on the instrument’s valuation become market observable after previously having been non-market observable. In the case of asset-backed securities this can arise if more than one consistent independent source of data becomes available. Conversely transfers into the portfolio arise when consistent sources of data cease to be available.

Included within the gains (losses) recognised in the income statement are losses of £1,542 million related to financial instruments that are held in the Level 3 portfolio at the year end. These amounts are included in other operating income.

54 FINANCIAL RISK MANAGEMENT

As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; and liquidity risk. Information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk and the Group’s management of capital can be found on pages 57 to 96. The following additional disclosures, which provide quantitative information about the risks within financial instruments held or issued by the Group, should be read in conjunction with that earlier information.

(1) INTEREST RATE RISK

In the Group’s retail banking business interest rate risk arises from the different repricing characteristics of the assets and liabilities. Liabilities are either insensitive to interest rate movements, for example interest free or very low interest customer deposits, or are sensitive to interest rate changes but bear rates which may be varied at the Group’s discretion and that for competitive reasons generally reflect changes in the Bank of England’s base rate. There is a relatively small volume of deposits whose rate is contractually fixed for their term to maturity.

Many banking assets are sensitive to interest rate movements; there is a large volume of managed rate assets such as variable rate mortgages which may be considered as a natural offset to the interest rate risk arising from the managed rate liabilities. However, a significant proportion of the Group’s lending assets, for example personal loans and mortgages, bear interest rates which are contractually fixed for periods of up to five years or longer.

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

At 31 December 2009 the aggregate notional principal of interest rate swaps designated as fair value hedges was £80,085 million (2008: £37,243 million) with a net fair value asset of £3,004 million (2008: liability of £1,231 million) (note 18). The losses on the hedging instruments were £995 million (2008: losses of £584 million). The gains on the hedged items attributable to the hedged risk were £1,181 million (2008: gains of £426 million).

In addition the Group has cash flow hedges which are primarily used to hedge the variability in the cost of funding within the wholesale business. These cash flows are expected to occur over the next six years and the hedge accounting adjustments will be reported in the income statement as the cash flows arise. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2009 was £222,548 million (2008: £867 million) with a net fair value liability of £2,536 million (2008: £90 million) (note 18). In 2009, there is no ineffectiveness recognised in the income statement that arises from cash flow hedges (2008: nil). There were no transactions for which cash flow hedge accounting had to be ceased in 2009 or 2008 as a result of the highly probable cash flows no longer being expected to occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

(2) CURRENCY RISK

Foreign exchange exposures comprise those originating in treasury trading activities and structural foreign exchange exposures, which arise from investment in the Group’s overseas operations.

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London. Associated VaR and the closing, average, maximum and minimum for 2008 and 2009 are disclosed on page 78.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves.

The Group hedges part of the currency translation risk of the net investment in certain foreign operations using cross currency swaps and borrowings. At 31 December 2009 the aggregate notional principal of these cross currency swaps was £2,507 million (2008: £6,318 million) with a net fair value asset of £25 million (2008: liability of £2,413 million) (note 18) and they were designated on an after-tax basis as hedges of net investments in foreign operations. In 2009, ineffectiveness of £nil before tax and £nil after tax (2008: ineffectiveness of £14 million before tax and £10 million after tax) was recognised in the income statement arising from net investment hedges.

The Group’s main overseas operations are in the Americas, Asia, Australasia and Europe. Details of the Group’s structural foreign currency exposures, after net investment hedges, are as follows:

FUNCTIONAL CURRENCY OF GROUP OPERATIONS

	2009 £m	2008 £m
Euro:
Gross exposure	2,764	133
Net investment hedge	(2,651)	—
	113	133
US dollar:
Gross exposure	(184)	(907)
Net investment hedge	62	—
	(122)	(907)
Swiss franc:
Gross exposure	2,552	2,784
Net investment hedge	(2,467)	(2,663)
	85	121
Australian dollar:
Gross exposure	1,869	—
Net investment hedge	(1,832)	—
	37	—
Japanese yen:
Gross exposure	3,220	3,667
Net investment hedge	(3,207)	(3,645)
	13	22
Other non-sterling	316	296
	442	(335)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

(3) CREDIT RISK

The Group’s credit risk exposure arises predominantly in the United Kingdom, the European Union, Australia and the United States.

The maximum credit risk exposure of the Group in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

	2009 £m	2008 £m
Loans and receivables:
Loans and advances to banks	35,510	38,868
Loans and advances to customers	641,770	243,803
Debt securities	33,082	4,549
Deposit amounts available for offset[1]	(13,373)	(4,837)
Impairment allowances	(15,380)	(3,727)
	681,609	278,656
Available-for-sale financial assets (excluding equity shares)	44,571	55,666
Trading and other financial assets at fair value through profit or loss (excluding equity shares)	65,861	21,790
Derivative assets, before netting	49,928	28,884
Amounts available for offset under master netting arrangements[1]	(21,698)	(10,598)
	28,230	18,286
Assets arising from reinsurance contracts held	1,875	385
Financial guarantees	18,021	10,382
Irrevocable loan commitments and other credit-related contingencies[2]	80,585	51,659
Maximum credit risk exposure	920,752	436,824
Maximum credit risk exposure before offset items	955,823	452,259

[1]

Deposit amounts available for offset and amounts available for offset under master netting arrangements do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

[2]	See note 52 – Contingent liabilities and commitments for further information.

A general description of collateral held in respect of financial instruments is disclosed on page 65.

Loans and advances to banks – the Group may require collateral before entering into a credit commitment with another bank, depending on the type of the financial product and the counterparty involved, and netting agreements are obtained whenever possible and to the extent that such agreements are legally enforceable.

Available-for-sale debt securities, treasury and other bills, and trading and other financial assets at fair value through profit or loss – the credit quality of the Group’s available-for-sale debt securities, treasury and other bills, and the majority of the Group’s trading and other financial assets at fair value through profit or loss held is set out below. An analysis of trading and other financial assets at fair value through profit or loss is included in note 17 and a similar analysis for available-for-sale financial assets is included in note 25. The Group’s non-participating investment contracts are all unit-linked. Trading and other financial assets at fair value through profit or loss which back those investment contracts were £118,573 million (2008: £39,899 million). Movements in the fair value of such assets, including movements arising from credit risk, are borne by the contract holders.

Derivative assets – the Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral. An analysis of derivative assets is given in note 18. Of the net derivative assets of £28,230 million (31 December 2008: £18,286 million), cash collateral of £6,645 million (31 December 2008: £2,970 million) was held and a further £13,004 million was due from OECD banks (31 December 2008: £5,840 million).

Assets arising from reinsurance contracts held – of the assets arising from reinsurance contracts held at 31 December 2009 of £1,875 million (31 December 2008: £385 million), £510 million (31 December 2008: £380 million) were due from insurers with a credit rating of AA or above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

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

Reverse repo and repo transactions – for reverse repo transactions which are accounted for as collateralised loans, it is the Group’s policy to seek collateral which is at least equal to the amount loaned. At 31 December 2009, the fair value of collateral accepted under reverse repo transactions that the Group is permitted by contract or custom to sell or repledge was £26,732 million (2008: £5,858 million). Of this, £26,732 million (2008: £5,855 million) was sold or repledged as at 31 December 2009. The fair value of collateral pledged in respect of repo transactions, accounted for as secured borrowings, where the secured party is permitted by contract or custom to repledge was £38,102 million (31 December 2008: £5,734 million).

LOANS AND ADVANCES

						Loans and advances designated at fair value through profit or loss £m

	Loans and advances to banks £m	Loans and advances to customers

		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2009
Neither past due nor impaired	35,333	347,292	48,429	185,872	581,593	19,082
Past due but not impaired	—	12,587	1,873	5,118	19,578	—
Impaired – no provision required	—	2,034	449	6,603	9,086	—
– provision held	153	5,918	5,902	37,927	49,747	—

Gross	35,486	367,831	56,653	235,520	660,004	19,082
Allowance for impairment losses	(149)	(1,774)	(3,379)	(20,835)	(25,988)	—
Fair value adjustments	24				(7,047)	—

Net	35,361				626,969	19,082

31 December 2008
Neither past due nor impaired	38,716	110,148	33,571	86,707	230,426	608
Past due but not impaired	17	3,134	1,146	555	4,835	—
Impaired – no provision required	—	479	150	1,253	1,882	—
– provision held	135	882	4,327	1,451	6,660	—

Gross	38,868	114,643	39,194	89,966	243,803	608
Allowance for impairment losses	(135)	(186)	(2,345)	(928)	(3,459)	—

Net	38,733	114,457	36,849	89,038	240,344	608

The analysis of lending between retail and wholesale has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within wholesale are exposures to corporate customers and other large institutions.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss are disclosed in note 3. All impaired loans which exceed certain thresholds, principally within the Group’s Wholesale division, are individually assessed for impairment by reviewing expected future cash flows including those that could arise from the realisation of security. Included in loans and receivables are advances individually determined to be impaired with a gross amount before impairment allowances of £44,675 million (31 December 2008: £2,699 million) which have associated collateral with a fair value of £10,217 million (31 December 2008: £518 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

LOANS AND ADVANCES WHICH ARE NEITHER PAST DUE NOR IMPAIRED

						Loans and advances designated at fair value through profit or loss £m

	Loans and advances to banks £m	Loans and advances to customers

		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2009
Good quality	34,434	335,482	30,743	61,810		18,702
Satisfactory quality	135	9,614	12,654	59,752		267
Lower quality	15	746	1,480	45,986		90
Below standard, but not impaired	749	1,450	3,552	18,324		23

	35,333	347,292	48,429	185,872	581,593	19,082

31 December 2008
Good quality	38,283	109,815	21,373	49,349		129
Satisfactory quality	215	264	9,192	31,042		411
Lower quality	204	—	900	5,831		56
Below standard, but not impaired	14	69	2,106	485		12

	38,716	110,148	33,571	86,707	230,426	608

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

LOANS AND ADVANCES WHICH ARE PAST DUE BUT NOT IMPAIRED

						Loans and advances designated at fair value through profit or loss £m
		Loans and advances to customers
	Loans and advances to banks £m
		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2009
0-30 days	—	6,018	1,316	2,347	9,681	—
30-60 days	—	2,649	376	825	3,850	—
60-90 days	—	1,702	74	825	2,601	—
90-180 days	—	2,216	48	560	2,824	—
Over 180 days	—	2	59	561	622	—

	—	12,587	1,873	5,118	19,578	—

Fair value of collateral held		10,845	n/a	n/a	n/a

31 December 2008
0-30 days	—	1,527	853	289	2,669	—
30-60 days	—	633	259	90	982	—
60-90 days	17	424	32	70	526	—
90-180 days	—	549	2	77	628	—
Over 180 days	—	1	—	29	30	—

	17	3,134	1,146	555	4,835	—

Fair value of collateral held		2,637	n/a	n/a	n/a

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

RENEGOTIATED LOANS AND ADVANCES

Loans and advances that were renegotiated during the year and that would otherwise have been past due or impaired at 31 December 2009 totalled £3,919 million (31 December 2008: £144 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

FORBEARANCE

Forbearance or repayment arrangements allow a mortgage customer to repay a monthly amount which is lower than their contractual monthly payment for a short period. This period is usually for no more than 12 months and is negotiated with the customer by the mortgage collectors. During the period of forbearance, there is no clearing down of arrears such that unless the customer is paying more than their contractual minimum payment, arrears balances will remain. When customers come to the end of their arrangement period they will continue to be managed as a mainstream collections case and if unable to recover then will move toward possession.

Customers can have their arrears balance recapitalised once they have demonstrated they can pay the original contractual minimum payment, but are unable to clear their arrears. This is usually demonstrated by the customer making six consecutive contractual monthly payments. Customers are not however able to recapitalise more than twice in a five year period. Recapitalised mortgages will return to the non-impaired book and will be managed in accordance with the recapitalised terms of the mortgage.

REPOSSESSED COLLATERAL

	2009 £m	2008 £m

Residential property	1,353	221
Other	701	26

	2,054	247

In respect of retail portfolios, the Group does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations. In certain circumstances the Group takes physical possession of assets held as collateral against wholesale lending. In such cases, the assets are carried on the Group’s balance sheet and are classified according to the Group’s accounting policies.

LOAN-TO-VALUE RATIO OF MORTGAGE LENDING

	2009 £m	2008 £m

Analysis by loan-to-value ratio of the Group’s residential mortgage lending which is neither past due nor impaired:
Less than 70 per cent	142,614	55,040
70 per cent to 80 per cent	54,079	15,812
80 per cent to 90 per cent	52,238	15,954
Greater than 90 per cent	98,361	23,342

	347,292	110,148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

Debt securities, treasury and other bills – analysis by credit rating:

					Rated BB
	AAA	AA	A	BBB	or lower	Not rated	Total
	£m	£m	£m	£m	£m	£m	£m

As at 31 December 2009
Debt securities held at fair value through profit or loss
Trading assets:
Government securities	2,100	806	—	—	—	30	2,936
Other public sector securities	—	—	6	—	—	—	6
Bank and building society certificates of deposit	—	1,037	997	—	—	—	2,034
Other asset-backed securities	331	379	181	—	—	—	891
Corporate and other debt securities	1,025	312	1,328	348	72	12	3,097

Total held as trading assets	3,456	2,534	2,512	348	72	42	8,964

Other assets held at fair value through profit or loss:
Government securities	16,025	581	337	26	—	56	17,025
Other public sector securities	675	16	—	—	—	9	700
Asset-backed securities:
Mortgage-backed securities	316	134	45	24	—	1	520
Other asset-backed securities	403	325	654	333	265	19	1,999
	719	459	699	357	265	20	2,519
Corporate and other debt securities	4,070	1,359	4,540	3,407	1,062	3,133	17,571

Total other assets held at fair value through profit or loss	21,489	2,415	5,576	3,790	1,327	3,218	37,815

Total held at fair value through profit or loss	24,945	4,949	8,088	4,138	1,399	3,260	46,779

Available-for-sale financial assets
Debt securities:
Government securities	8,222	263	35	—	—	149	8,669
Other public sector securities	—	—	—	—	—	31	31
Bank and building society certificates of deposit	22	499	452	22	19	—	1,014
Asset-backed securities:
Mortgage-backed securities	3,820	555	215	156	35	—	4,781
Other asset-backed securities	6,080	731	448	179	186	16	7,640
	9,900	1,286	663	335	221	16	12,421
Corporate and other debt securities	2,002	7,342	8,802	1,350	228	180	19,904

Total debt securities	20,146	9,390	9,952	1,707	468	376	42,039
Treasury bills and other bills	269	2,263	—	—	—	—	2,532

Total held as available-for-sale assets	20,415	11,653	9,952	1,707	468	376	44,571

Debt securities classified as loans and receivables
Asset-backed securities:
Mortgage-backed securities	9,183	2,470	805	682	182	—	13,322
Other asset-backed securities	11,824	2,465	1,449	277	965	157	17,137
	21,007	4,935	2,254	959	1,147	157	30,459
Corporate and other debt securities	—	439	823	69	306	986	2,623

Total debt securities classified as loans and receivables	21,007	5,374	3,077	1,028	1,453	1,143	33,082

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

Debt securities, treasury and other bills – analysis by credit rating:

					Rated BB
	AAA	AA	A	BBB	or lower	Not rated	Total
	£m	£m	£m	£m	£m	£m	£m

As at 31 December 2008
Debt securities held at fair value through profit or loss
Trading assets:
Government securities	38	—	—	—	—	—	38
Corporate and other debt securities	76	187	38	68	87	80	536

Total held as trading assets	114	187	38	68	87	80	574

Other assets held at fair value through profit or loss:
Government securities	7,025	45	138	1	—	117	7,326
Other public sector securities	—	—	—	—	—	18	18
Bank and building society certificates of deposit	96	337	—	—	—	—	433
Asset-backed securities:
Mortgage-backed securities	207	108	23	16	—	15	369
Other asset-backed securities	206	362	391	277	105	1	1,342
	413	470	414	293	105	16	1,711
Corporate and other debt securities	3,194	864	2,911	2,142	599	1,410	11,120

Total other assets held at fair value through profit or loss	10,728	1,716	3,463	2,436	704	1,561	20,608

Total held at fair value through profit or loss	10,842	1,903	3,501	2,504	791	1,641	21,182

Available-for-sale financial assets
Debt securities:
Government securities	851	—	1	—	—	16	868
Other public sector securities	—	—	—	—	—	12	12
Bank and building society certificates of deposit	—	9,418	166	—	18	—	9,602
Asset-backed securities:
Mortgage-backed securities	5,523	59	59	18	41	—	5,700
Other asset-backed securities	7,412	235	134	73	184	54	8,092
	12,935	294	193	91	225	54	13,792
Corporate and other debt securities	168	1,257	192	—	—	566	2,183

Total debt securities	13,954	10,969	552	91	243	648	26,457
Treasury bills and other bills	26,858	2,351	—	—	—	—	29,209

Total held as available-for-sale assets	40,812	13,320	552	91	243	648	55,666

Debt securities classified as loans and receivables
Asset-backed securities:
Mortgage-backed securities	431	6	—	31	10	—	478
Other asset-backed securities	73	72	162	53	10	170	540
	504	78	162	84	20	170	1,018
Corporate and other debt securities	18	1,204	1,663	114	—	532	3,531

Total debt securities classified as loans and receivables	522	1,282	1,825	198	20	702	4,549

There are no material amounts for debt securities, treasury and other bills which are past due but not impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

CREDIT MARKET EXPOSURES

The Group’s credit market exposures primarily relate to asset-backed securities exposures held in the Wholesale division. These exposures are classified as loans and receivables (note 23), available-for-sale (note 25) and trading and other financial assets at fair value through profit or loss (note 17) depending on the nature of the investment.

	Loans and receivables £m	Available-for-sale £m	Trading and other financial assets at fair value through profit or loss £m	Net exposure as at 31 December 2009 £m	Net exposure as at 31 December 2008 £m

Asset-backed securities
Mortgage-backed securities:
US residential mortgage-backed securities	4,826	—	—	4,826	488
Non-US residential mortgage-backed securities	6,078	3,577	—	9,655	4,585
Commercial mortgage-backed securities	2,561	1,176	—	3,737	1,328

	13,465	4,753	—	18,218	6,401
Collateralised debt obligations:
Corporate	86	—	—	86	—
Commercial real estate	509	—	—	509	—
Other	151	45	—	196	189
Collateralised loan obligation	4,006	1,739	—	5,745	2,319

	4,752	1,784	—	6,536	2,508
Personal sector:
Auto loans	1,006	724	—	1,730	796
Credit cards	2,938	782	—	3,720	1,126
Personal loans	769	230	—	999	39

	4,713	1,736	—	6,449	1,961
Federal family education loan programme student loans	5,938	3,306	—	9,244	2,951
Other asset-backed securities	400	783	—	1,183	1,050
Total uncovered asset-backed securities	29,268	12,362	—	41,630	14,871
Negative basis[1]	—	59	1,174	1,233	584

Total Wholesale asset-backed securities	29,268	12,421	1,174	42,863	15,455

Direct	19,386	7,039	1,174	27,599	8,728
Conduits (note 22)	9,882	5,382	—	15,264	6,727

Total Wholesale asset-backed securities	29,268	12,421	1,174	42,863	15,455
Other asset-backed securities	1,191	—	2,236	3,427	1,066

Total asset-backed securities	30,459	12,421	3,410	46,290	16,521

[1]	Negative basis means bonds held with separate matching credit default swap protection.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

The table below sets out the Wholesale division’s net exposure to US RMBS by vintage.

	Pre-2005 £m	2005 £m	2006 £m	2007 £m	Net exposure as at 31 December 2009 £m	Net exposure as at 31 December 2008 £m

Asset class
Prime	274	282	196	107	859	—
Alt-A	125	806	1,525	1,511	3,967	488
Sub-prime	—	—	—	—	—	—

	399	1,088	1,721	1,618	4,826	488

EXPOSURES TO MONOLINES

During the year all exposure to sub-investment grade monolines on CDS contracts was written down to zero, leaving limited exposure to monoline insurers as set out below.

	Credit default swaps		Wrapped loans and receivables		Wrapped bonds

	Notional £m	Exposure[1] £m	Notional £m	Exposure[2] £m	Notional £m	Exposure[3] £m

Investment grade	1,030	75	401	260	156	101
Sub-investment grade	—	—	—	—	234	8

	1,030	75	401	260	390	109

[1]	The exposure to monolines arising from credit default swaps is calculated as the mark-to-market of the CDS protection purchased from the monoline after credit valuation adjustments.

[2]	The exposure to monolines on wrapped loans and receivables and bonds is the internal assessment of amounts that will be recovered from the monoline guarantor on interest and principal shortfalls.

[3]	In addition, the Group has £2,703 million of monoline wrapped bonds and £791 million of monoline liquidity commitments on which the Group currently places no reliance on the guarantor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

CREDIT RATINGS

An analysis of external credit ratings as at 31 December 2009 of the Wholesale division’s asset-backed securities portfolio by asset class is provided below. These ratings are based on the lowest of Moody’s, Standard & Poor’s and Fitch.

	Net							Below
	Exposure	AAA	AA	A	BBB	BB	B	B
	£m	£m	£m	£m	£m	£m	£m	£m

Asset class
Mortgage-backed securities
US residential mortgage-backed securities:
Prime	859	435	245	42	16	22	31	68
Alt-A	3,967	2,819	729	286	102	27	2	2
Sub-prime	—	—	—	—	—	—	—	—

	4,826	3,254	974	328	118	49	33	70
Non-US residential mortgage-backed securities	9,655	8,742	862	48	3	—	—	—
Commercial mortgage-backed securities	3,737	1,067	1,325	476	755	58	—	56

	18,218	13,063	3,161	852	876	107	33	126

Collateralised debt obligations
Corporate	86	24	45	6	—	11	—	—
Commercial real estate	509	99	158	159	33	45	15	—
Other	196	—	130	—	—	—	10	56

	791	123	333	165	33	56	25	56
Collateralised loan obligation	5,745	2,200	2,206	963	111	239	18	8

	6,536	2,323	2,539	1,128	144	295	43	64
Personal sector
Auto loans	1,730	1,430	24	74	10	192	—	—
Credit Cards	3,720	3,606	114	—	—	—	—	—
Personal loans	999	789	56	154	—	—	—	—

	6,449	5,825	194	228	10	192	—	—
Federal family education loan programme
Student loans	9,244	9,152	92	—	—	—	—	—
Other asset-backed securities	1,183	297	1	492	246	131	16	—
Negative basis[1]
Monolines	970	376	379	215	—	—	—	—
Banks	263	50	9	—	—	—	—	204

	1,233	426	388	215	—	—	—	204

Total as at 31 December 2009	42,863	31,086	6,375	2,915	1,276	725	92	394

Total as at 31 December 2008	15,455	13,518	436	131	260	—	—	1,110

[1]	The external credit rating is based on the bond ignoring the benefit of the CDS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

(4) LIQUIDITY RISK

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining contractual period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

MATURITIES OF ASSETS AND LIABILITIES

	Up to	1-3	3-12	1-5	Over 5
	1 month	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m

As at 31 December 2009
Assets
Trading and other financial assets at fair value through profit or loss	22,912	6,047	10,517	9,666	100,869	150,011
Derivative financial instruments	15,222	1,245	3,756	15,611	14,094	49,928
Loans and advances to banks	24,641	2,783	4,759	1,880	1,298	35,361
Loans and advances to customers	84,441	12,623	30,296	126,355	373,254	626,969
Debt securities held as loans and receivables	92	143	557	4,149	27,711	32,652
Available-for-sale financial assets	1,205	3,134	3,172	19,885	19,206	46,602
Other assets	44,816	448	587	385	39,496	85,732

	193,329	26,423	53,644	177,931	575,928	1,027,255

Liabilities
Deposits from banks	45,877	15,522	16,612	1,106	3,335	82,452
Customer deposits	326,931	26,637	18,234	30,627	4,312	406,741
Derivative financial instruments, trading and other liabilities at fair value through profit or loss	26,494	4,655	9,330	17,827	10,450	68,756
Debt securities in issue	37,981	36,321	33,475	75,912	49,813	233,502
Liabilities arising from insurance and investment contracts	57,797	1,480	2,975	12,151	49,206	123,609
Other liabilities	3,674	502	1,372	4,056	23,757	33,361
Subordinated liabilities	55	280	754	8,568	25,070	34,727

	498,809	85,397	82,752	150,247	165,943	983,148

As at 31 December 2008
Assets
Trading and other financial assets at fair value through profit or loss	196	216	606	3,059	40,987	45,064
Derivative financial instruments	7,366	1,956	3,362	7,570	8,630	28,884
Loans and advances to banks	23,585	4,712	7,002	5,354	105	40,758
Loans and advances to customers	39,854	7,254	15,430	56,331	123,866	242,735
Available-for-sale financial assets	31,204	6,800	2,076	8,843	6,784	55,707
Other assets	9,647	590	22	249	12,377	22,885

	111,852	21,528	28,498	81,406	192,749	436,033

Liabilities
Deposits from banks	49,579	13,580	1,399	1,956	—	66,514
Customer deposits	152,065	8,449	7,925	2,054	445	170,938
Derivative financial instruments, trading and other liabilities at fair value through profit or loss	6,725	1,977	3,204	11,871	9,869	33,646
Debt securities in issue	24,236	26,718	8,636	12,783	3,337	75,710
Liabilities arising from insurance and investment contracts	382	983	2,695	8,117	36,128	48,305
Other liabilities	5,701	404	552	186	7,122	13,965
Subordinated liabilities	16	—	97	2,809	14,334	17,256

	238,704	52,111	24,508	39,776	71,235	426,334

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

The above tables are provided on a contractual basis. The Group’s assets and liabilities may be repaid or otherwise mature earlier or later than implied by their contractual terms and readers are, therefore, advised to use caution when using data to evaluate the Group’s liquidity position.

The table below analyses financial instrument liabilities of the Group, excluding those arising from insurance and participating investment contracts, on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m

As at 31 December 2009
Deposits from banks	46,260	15,250	19,232	1,229	892	82,863
Customer deposits	305,782	37,691	32,848	28,229	4,020	408,570
Trading and other financial liabilities at fair value through profit or loss	14,592	3,668	6,116	3,224	1,275	28,875
Debt securities in issue	40,505	38,431	34,909	117,856	25,863	257,564
Liabilities arising from non-participating investment contracts	46,040	4	58	185	186	46,473
Subordinated liabilities	75	1,004	1,745	15,702	35,737	54,263

Total non-derivative financial liabilities	453,254	96,048	94,908	166,425	67,973	878,608

Derivative financial liabilities:
Gross settled derivatives – outflows	10,707	4,844	8,309	35,793	38,505	98,158
Gross settled derivatives – inflows	(6,547)	(4,501)	(8,165)	(35,306)	(36,311)	(90,830)
Gross settled derivatives – net flows	4,160	343	144	487	2,194	7,328
Net settled derivatives liabilities	15,107	2,180	9,395	8,721	1,777	37,180

Total derivative financial liabilities	19,267	2,523	9,539	9,208	3,971	44,508

As at 31 December 2008
Deposits from banks	49,620	13,617	1,480	1,986	5	66,708
Customer deposits	151,164	8,258	9,675	2,303	697	172,097
Trading and other financial liabilities at fair value through profit or loss	29,479	1,077	5,295	7,203	3,818	46,872
Debt securities in issue	24,381	26,944	9,192	13,643	3,489	77,649
Liabilities arising from non-participating investment contracts	14,243	—	—	—	—	14,243
Subordinated liabilities	34	130	563	5,382	20,516	26,625

Total non-derivative financial liabilities	268,921	50,026	26,205	30,517	28,525	404,194

Derivative financial liabilities:
Gross settled derivatives – outflows	5,210	284	4,602	990	1,154	12,240
Gross settled derivatives – inflows	(3,136)	(33)	(3,248)	—	—	(6,417)
Gross settled derivatives – net flows	2,074	251	1,354	990	1,154	5,823
Net settled derivative liabilities	1,824	640	415	350	970	4,199

Total derivative financial liabilities	3,898	891	1,769	1,340	2,124	10,022

Cash flows for undated subordinated liabilities whose terms give the Group the option to redeem at a future date are included within the table on the basis that the Group will exercise its option to redeem.

The principal amount for undated subordinated liabilities with no redemption option is included within the over five years column; interest of approximately £555 million (2008: £412 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond five years.

Further information on the Group’s liquidity exposures is provided on pages 83 to 86.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 FINANCIAL RISK MANAGEMENT continued

Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
As at 31 December 2009	6,263	2,303	4,796	17,890	44,927	76,179
As at 31 December 2008	340	927	2,626	7,030	22,869	33,792

The following tables set out the amounts and residual maturities of Lloyds Banking Group’s off balance sheet contingent liabilities and commitments.

	Within 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
31 December 2009
Acceptances	59	—	—	—	59
Other contingent liabilities	2,670	1,356	1,144	879	6,049
Total contingent liabilities	2,729	1,356	1,144	879	6,108
Lending commitments	82,997	20,497	18,040	6,003	127,537
Other commitments	921	105	14	6	1,046
Total commitments	83,918	20,602	18,054	6,009	128,583
Total contingents and commitments	86,647	21,958	19,198	6,888	134,691

	Within 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
31 December 2008
Acceptances	49	—	—	—	49
Other contingent liabilities	1,722	1,525	402	1,071	4,720
Total contingent liabilities	1,771	1,525	402	1,071	4,769
Lending commitments	54,155	15,029	8,014	3,625	80,823
Other commitments	572	181	80	99	932
Total commitments	54,727	15,210	8,094	3,724	81,755
Total contingents and commitments	56,498	16,735	8,496	4,795	86,524

55 CONSOLIDATED CASH FLOW STATEMENT

(A) CHANGE IN OPERATING ASSETS

	2009 £m	2008 £m	2007 £m
Change in loans and receivables	50,935	(33,717)	(12,123)
Change in derivative financial instruments, trading and other financial assets at fair value through profit or loss	12,063	(8,990)	(4,348)
Change in other operating assets	(1,056)	(318)	(511)
Change in operating assets	61,942	(43,025)	(16,982)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 CONSOLIDATED CASH FLOW STATEMENT continued

(B) CHANGE IN OPERATING LIABILITIES

	2009 £m	2008 £m	2007 £m
Change in deposits from banks	(71,267)	25,279	2,136
Change in customer deposits	11,474	13,088	17,172
Change in debt securities in issue	(26,578)	22,401	(2,450)
Change in derivative financial instruments, trading and other liabilities at fair value through profit or loss	(27,037)	22,565	3,840
Change in investment contract liabilities	5,415	(3,061)	(58)
Change in other operating liabilities	2,066	661	901
Change in operating liabilities	(105,927)	80,933	21,541

(C) NON-CASH AND OTHER ITEMS

	2009 £m	2008 £m [1]	2007 £m [1]
Depreciation and amortisation	2,560	686	630
Revaluation of investment properties	214	1,058	321
Allowance for loan losses	16,028	2,876	1,721
Write-off of allowance for loan losses	(4,090)	(1,498)	(1,405)
Impairment of available-for-sale financial assets	602	130	70
Impairment of goodwill	240	100	—
Change in insurance contract liabilities	5,986	(4,555)	853
Other provision movements	95	7	(52)
Net charge in respect of defined benefit schemes	529	164	175
Contributions to defined benefit schemes	(1,867)	(547)	(452)
Gain on acquisition	(11,173)	—	—
Other non-cash items	(2,806)	(3,324)	871
Total non-cash items	6,318	(4,903)	2,732
Interest expense on subordinated liabilities	2,550	896	741
Profit on disposal of businesses	—	—	(657)
Other	39	(10)	(31)
Total other items	2,589	886	53
Non-cash and other items	8,907	(4,017)	2,785

[1] Restated for IFRS 2 (Revised).

(D) ANALYSIS OF CASH AND CASH EQUIVALENTS AS SHOWN IN THE BALANCE SHEET

	2009 £m	2008 £m	2007 £m
Cash and balances with central banks	38,994	5,008	4,330
Less: mandatory reserve deposits[2]	(728)	(545)	(338)
	38,266	4,463	3,992
Loans and advances to banks	35,361	40,758	34,845
Less: amounts with a maturity of three months or more	(7,937)	(12,461)	(6,946)
	27,424	28,297	27,899
Total cash and cash equivalents	65,690	32,760	31,891

[2]	Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents at 31 December 2009 is £13,323 million (2008: £8,255 million; 2007: £7,426 million) held within the Group’s life funds, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 CONSOLIDATED CASH FLOW STATEMENT continued

(E) ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	2009 £m	2008 £m	2007 £m
Share capital (including share premium account and merger reserve):
At 1 January	3,952	3,073	3,038
Issued on acquisition of HBOS	7,651	—	—
Transfer to capital redemption reserve	(26)	—	—
Cash proceeds from issue of share capital:
Private placement	—	760	—
Placing and open offer	4,430	—	—
Placing and compensatory open offer	3,905	—	—
Rights issue	13,112	—	—
Other	41	119	35
	21,488	879	35
At 31 December	33,065	3,952	3,073

	2009 £m	2008 £m	2007 £m
Minority interests:
At 1 January	306	284	352
Exchange and other adjustments	(19)	28	(1)
Adjustment on acquisition of HBOS	5,567	—	—
Repayment of capital to minority shareholders and extinguishment of minority interests	(5,035)	(3)	(80)
Minority share of profit after tax	126	26	32
Dividends paid to minority shareholders	(116)	(29)	(19)
At 31 December	829	306	284

	2009 £m	2008 £m	2007 £m
Subordinated liabilities:
At 1 January	17,256	11,958	12,072
Exchange and other adjustments	133	2,658	186
Adjustment on acquisition of HBOS	20,048	—	—
Issue of subordinated liabilities	4,187	3,021	—
Repayments of subordinated liabilities	(6,897)	(381)	(300)
At 31 December	34,727	17,256	11,958

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 CONSOLIDATED CASH FLOW STATEMENT continued

(F) ACQUISITION OF GROUP UNDERTAKINGS AND BUSINESSES

	2009 £m	2008 £m	2007 £m

Net assets acquired:
Cash and balances at central banks	2,123	—	—
Derivatives, trading and other financial assets at fair value through profit or loss	137,889	—	—
Loans and receivables:
Loans and advances to customers	436,839	—	—
Loans and advances to banks	15,794	—	—
Debt securities	38,408	—	—
	491,041	—	—
Available-for-sale financial assets	27,151	—	—
Investment properties	3,002	—	—
Value of in-force business	3,713	—	—
Intangible assets	4,754	—	—
Tangible fixed assets	5,707	—	—
Other assets	11,398	—	—
Deposits from banks	(87,840)	—	—
Customer deposits	(224,694)	—	—
Derivatives, trading and other financial liabilities at fair value through profit or loss	(62,158)	—	—
Debt securities in issue	(185,319)	—	—
Insurance liabilities	(36,687)	—	—
Liabilities arising from non-participating investment contracts	(28,181)	—	—
Other liabilities	(17,316)	—	—
Retirement benefit obligations	(358)	—	—
Subordinated liabilities	(20,048)	—	—
Preference shares	(3,917)	—	—
Minority interests	(1,300)	—	—
	18,960	—	—
Satisfied by:
Issue of shares	(7,651)	—	—
Gain on acquisition	(11,173)	—	—
Cash and cash equivalents acquired, net of acquisition costs	16,341	—	—
	(2,483)	—	—
Net cash inflow arising from acquisition of HBOS	16,477	—	—
Acquisition of and additional investment in joint ventures	(215)	—	—
Net cash inflow arising from acquisitions in the year	16,262	—	—
Payments to former members of Scottish Widows Fund and Life Assurance Society acquired during 2000	(35)	(19)	(8)
Net cash inflow (outflow)	16,227	(19)	(8)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 CONSOLIDATED CASH FLOW STATEMENT continued

(G) DISPOSAL AND CLOSURE OF GROUP UNDERTAKINGS AND BUSINESSES

	2009 £m	2008 £m	2007 £m

Cash and balances at central banks	—	—	37
Trading and other financial assets at fair value through profit or loss	—	—	10,999
Loans and advances to banks	—	—	1,150
Value of in-force business	—	—	412
Intangible assets	170	—	—
Liabilities arising from insurance contracts and participating investment contracts	—	—	(4,349)
Liabilities arising from non-participating investment contracts	—	—	(7,283)
Unallocated surplus within insurance businesses	—	—	(15)
Other net assets and liabilities	241	—	(95)

	411	—	856
Profit on sale of businesses	—	—	657
Cash and cash equivalents disposed of	—	—	(37)

Net cash inflow from disposals	411	—	1,476

56 FUTURE ACCOUNTING DEVELOPMENTS

The following pronouncements will be relevant to the Group but were not effective at 31 December 2009 and have not been applied in preparing these financial statements. The full impact of these accounting changes is being assessed by the Group. With the exception of IFRS 9 Financial Instruments: Classification and Measurement, the initial view is that none of these pronouncements are expected to cause any material adjustments to reported numbers in the financial statements.

IFRS 9 is the initial stage of a project to replace IAS 39 Financial Instruments: Recognition and Measurement and will fundamentally change the way in which the Group accounts for financial instruments. Future stages are expected to result in amendments to IFRS 9 to deal with classification and measurement of financial liabilities, amortised cost and impairment and hedge accounting. Until all stages of the replacement project are complete, it is not possible to determine the overall impact on the financial statements from the replacement of IAS 39.

Pronouncement	Nature of change	IASB effective date

IFRS 3 Business Combinations

The revised standard continues to apply the acquisition method to business combinations, however all payments to purchase a business are to be recorded at fair value at the acquisition date, some contingent payments are subsequently remeasured at fair value through income, goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest, and all transaction costs are expensed.

Annual periods beginning on or after 1 July 2009.

IAS 27 Consolidated and Separate Financial Statements

Requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control; any remaining interest in an investee is re-measured to fair value in determining the gain or loss recognised in profit or loss where control over the investee is lost.

Annual periods beginning on or after 1 July 2009.

IFRIC 17 Distributions of Non-cash Assets to Owners	Provides accounting guidance for non-reciprocal distributions of non-cash assets to owners (and those in which owners may elect to receive a cash alternative).	Annual periods beginning on or after 1 July 2009.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – ‘Eligible Hedged Items’	Clarifies how the principles underlying hedge accounting should be applied in particular situations.	Annual periods beginning on or after 1 July 2009.

Improvements to IFRSs[1] (issued April 2009)	Sets out minor amendments to IFRS standards as part of annual improvements process.	Dealt with on a standard by standard basis but not earlier than annual periods beginning on or after 1 January 2010.

Amendments to IFRS 2 Share-based Payment – ‘Group Cash-settled Share-based Payment Transactions’ [1]

Clarifies that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, whether or not settled in shares or cash.

Annual periods beginning on or after 1 January 2010.

Amendment to IAS 32 Financial Instruments: Presentation – ‘Classification of Rights Issues’	Requires rights issues denominated in a currency other than the functional currency of the issuer to be classified as equity regardless of the currency in which the exercise price is denominated.	Annual periods beginning on or after 1 February 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FUTURE ACCOUNTING DEVELOPMENTS continued

Pronouncement	Nature of change	IASB effective date

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments[1]

Clarifies that when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor, a gain or loss is recognised in profit or loss representing the difference between the carrying value of the financial liability and the fair value of the equity instruments issued; the fair value of the financial liability is used to measure the gain or loss where the fair value of the equity instruments cannot be reliably measured.

Annual periods beginning on or after 1 July 2010.

IAS 24 Related Party Disclosures[1]	Simplifies the definition of a related party and provides a partial exemption from the disclosure requirements for government related entities	Annual periods beginning on or after 1 January 2011.

Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement[1]

Applies when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements and permits such an entity to treat the benefit of such an early payment as an asset.

Annual periods beginning on or after 1 January 2011.

IFRS 9 Financial Instruments: Classification and Measurement[1]

Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement relating to the classification and measurement of financial assets. Requires financial assets to be classified into two measurement categories, fair value and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instrument. The available-for-sale financial asset and held-to-maturity categories in existing IAS 39 will be eliminated.

Annual periods beginning on or after 1 January 2013.

[1]	At the date of this report, these pronouncements are awaiting EU endorsement.

57 POST BALANCE SHEET EVENTS

As part of the Group’s recapitalisation and exit from the GAPS the Group announced on 27 November 2009 that an aggregate amount of £1,484 million would be issued in the form of new ordinary shares of Lloyds Banking Group in exchange for certain existing preference shares, and preferred securities. The conversion price was determined as the five day weighted average price for the five trading days ending on 11 February 2010.

On 18 February 2010, the exchange completed and 3,141 million ordinary shares in Lloyds Banking Group plc were issued as consideration for the redemption of preference shares and preferred securities. In accordance with the Group’s accounting policy in respect of debt for equity exchanges, a gain of £85 million was recognised on this exchange transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

58 PARENT COMPANY DISCLOSURES

A COMPANY INCOME STATEMENT

	2009 £m	2008[1] £m	2007[1] £m

Net interest expense	(367)	(85)	(46)
Other income	599	2,386	1,957

Total income	232	2,301	1,911
Operating expenses	(50)	(79)	(42)

Profit on ordinary activities before tax	182	2,222	1,869
Taxation charge	121	(13)	(15)

Profit for the year	303	2,209	1,854

[1]	Restated for IFRS 2 (Revised)

B COMPANY BALANCE SHEET

	2009 £m	2008 £ million

Assets
Non-current assets:
Investment in subsidiaries	32,584	5,589
Loans to subsidiaries	7,466	3,009
Deferred tax assets	3	—

	40,053	8,598
Current assets:

Derivative financial instruments	2,260	1,297
Other assets	304	205
Amounts due from subsidiaries	1,446	216
Cash and cash equivalents	2,837	1,201
Current tax recoverable	72	—

	6,919	2,919

Total assets	46,972	11,517

Equity and liabilities
Capital and reserves:
Share capital	10,472	1,513
Share premium account	14,472	2,096
Merger reserve	7,778	—
Capital redemption reserve	26	—
Retained profits	2,547	2,147

Total equity	35,295	5,756

Non-current liabilities:
Subordinated liabilities	4,205	2,875
Current liabilities:

Debt securities in issue	326	2,644
Current tax liabilities	—	116
Other liabilities	7,146	126

	7,472	2,886

Total liabilities	11,677	5,761

Total equity and liabilities	46,972	11,517

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

58 PARENT COMPANY DISCLOSURES continued

C COMPANY STATEMENT OF CHANGES IN EQUITY

	Share capital and premium £ million	Merger reserve £ million	Capital redemption reserve £ million	Retained[1] profits £ million	Total £ million

Balance at 1 January 2007	2,695	—	—	2,026	4,721
Total comprehensive income[2]	—	—	—	1,854	1,854
Dividends	—	—	—	(1,957)	(1,957)
Purchase/sale of treasury shares	—	—	—	(19)	(19)
Employee share option schemes:
Value of employee services	—	—	—	31	31
Proceeds from shares issued	35	—	—	—	35

Balance at 31 December 2007	2,730	—	—	1,935	4,665
Total comprehensive income[2]	—	—	—	2,209	2,209
Dividends	—	—	—	(2,042)	(2,042)
Purchase/sale of treasury shares	—	—	—	(14)	(14)
Shares issued via private placement	760	—	—	—	760
Employee share option schemes:
Value of employee services	—	—	—	59	59
Proceeds from shares issued	119	—	—	—	119

Balance at 31 December 2008	3,609	—	—	2,147	5,756
Total comprehensive income[2]	—	—	—	303	303
Issue of ordinary shares:
Placing and open offer	649	3,781	—	—	4,430
Issued on acquisition of HBOS	1,944	5,707		—	7,651
Placing and compensatory open offer	3,905	—	—	—	3,905
Rights issue	13,112	—	—	—	13,112
Issued to Lloyds TSB Foundations	41	—	—	—	41
Transfer to merger reserve	(1,000)	1,000	—	—	—
Redemption of preference shares	2,684	(2,710)	26	—	—
Purchase/sale of treasury shares	—	—	—	23	23
Employee share option schemes:
Value of employee services	—	—	—	74	74

Balance at 31 December 2009	24,944	7,778	26	2,547	35,295

[1]	Restated for IFRS 2 (Revised)

[2]	Total comprehensive income comprises only the profit for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

58 PARENT COMPANY DISCLOSURES continued

D COMPANY CASH FLOW STATEMENT

	2009 £ million	2008[1] £ million	2007[1] £ million

Profit before tax	182	2,222	1,869
Dividend income	(354)	(2,294)	(1,957)
Fair value and exchange adjustments	(428)	(68)	10
Change in other assets	(1,277)	(166)	103
Change in other liabilities and other items	7,020	89	(127)
Tax (paid) received	(70)	77	(32)

Net cash provided by (used in) operating activities	5,073	(140)	(134)

Cash flows from investing activities
Costs incurred in respect of the acquisition of HBOS plc	(138)	—	—
Additional capital injection into HBOS plc	(8,500)	—	—
Additional capital injection into Lloyds TSB Bank plc	(5,600)	—	—
Amounts advanced to subsidiaries	(7,593)	—	(1,111)
Redemption of loans to subsidiaries	1,552	—	—

Net cash used in investing activities	(20,279)	—	(1,111)

Cash flows from financing activities
Dividends received from subsidiaries	354	2,294	1,957
Dividends paid to equity shareholders	—	(2,042)	(1,957)
Proceeds from issue of debt securities	—	1,896	1,770
Repayment of debt securities in issue	(2,045)	(1,744)	—
Proceeds from issue of subordinated liabilities	1,000	—	—
Proceeds from issue of ordinary shares	21,533	879	35
Repayment of subordinated liabilities	(4,000)	—	—

Net cash provided by financing activities	16,842	1,283	90

Change in cash and cash equivalents	1,636	1,143	(1,155)
Cash and cash equivalents at beginning of year	1,201	58	1,213

Cash and cash equivalents at end of year	2,837	1,201	58

[1]	Restated for IFRS 2 (Revised)

E INTERESTS IN SUBSIDIARIES

The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

	Country of registration/ Incorporation	Percentage of equity share capital and voting rights held	Nature of business

Lloyds TSB Bank plc	England	100%	Banking and financial services
Scottish Widows plc	Scotland	100%†	Life assurance
HBOS plc	Scotland	100%	Holding Company
Bank of Scotland plc	Scotland	100%†	Banking and financial services
HBOS Insurance & Investment Group Limited	England	100%†	Investment holding
St. Andrew’s Insurance plc	England	100%†	General insurance
Clerical Medical Investment Group Limited	England	100%†	Life assurance
Clerical Medical Managed Funds Limited	England	100%†	Life assurance

†	Indirect interest.

The principal area of operation for each of the above subsidiaries is the United Kingdom.

THIS PAGE IS INTENTIONALLY LEFT BLANK

GLOSSARY

Term used	US equivalent or brief description.

Accounts	Financial statements.

Allotted	Issued.

Associates	Long–term equity investments accounted for by the equity method.

Attributable profit	Net income.

ATM	Automatic Teller Machine.

Balance sheet	Statement of financial position.

Broking	Brokerage.

Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.

Called-up share capital	Ordinary shares, issued and fully paid.

Contract hire	Leasing.

Creditors	Payables.

Debtors	Receivables.

Deferred tax	Deferred income tax.

Demutualisation	Process by which a mutual institution is converted into a public limited company.

Depreciation	Amortisation.

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

Nominal value	Par value.

Open Ended Investment Company (OEIC)	Mutual fund.

Ordinary shares	Common stock.

Overdraft	A line of credit, contractually repayable on demand unless a fixed–term has been agreed, established through a customer’s current account.

Preference shares	Preferred stock.

GLOSSARY

Term used	US equivalent or brief description.

Premises	Real estate.

Profit attributable to equity shareholders	Net income.

Provisions	Reserves.

Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.

Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.

Retained profits	Retained earnings.

Share capital	Capital stock.

Shareholders’ equity	Stockholders’ equity.

Share premium account	Additional paid-in capital.

Shares in issue	Shares outstanding.

Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.

Tangible fixed assets	Property and equipment.

Undistributable reserves	Restricted surplus.

Write-offs	Charge-offs.

FORM 20-F CROSS-REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable.
	B.	Advisers	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected financial data	“Selected consolidated financial data”	3
			“Exchange rates”	4
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	150
Item 4.	Information on the Company
	A.	History and development of the company	“Business – History and development of Lloyds Banking Group”	4
			“Business – Recent developments”	9
	B.	Business overview	“Business overview”	2
			“Regulation”	133
	C.	Organisational structure	“Lloyds Banking Group structure”	163
	D.	Property, plant and equipment	“Business – Properties”	7
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Regulation”	133
			“Operating and financial review and prospects”	11
	B.	Liquidity and capital resources	“Notes to the consolidated financial statements –
			note 54”	F-113
			“Operating and financial review and prospects –
			Financial soundness”	83
			“Dividends”	140
			“Operating and financial review and prospects –
			Risk elements in the loan portfolio – Cross border
			outstandings”	76
			“Operating and financial review and prospects –
			Financial soundness – Investment portfolio, maturities,
			deposits, short-term borrowings”	97
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects –
			Overview and trend information”	12
	E.	Off-balance sheet arrangements	“Operating and financial review and prospects –
			Financial soundness – Off balance sheet arrangements”	87
	F.	Tabular disclosure of contractual obligations	“Operating and financial review and prospects –
			Financial soundness – Liquidity and funding”	87
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and employees – Directors and senior
			management”	101
	B.	Compensation	“Compensation”	104
	C.	Board practices	“Management and employees”	101
			“Compensation – Service agreements”	113
			“Corporate governance – The board and its committees”	123
	D.	Employees	“Management and employees – Employees”	103
	E.	Share ownership	“Compensation – Directors’ interests”	117
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions –
			Major shareholders”	129
	B.	Related party transactions	“Major shareholders and related party transactions –
			Related party transactions”	129
			“Notes to the consolidated financial statements –
			note 51”	F-87
	C.	Interests of experts and counsel	Not applicable.

FORM 20-F CROSS-REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated financial statements”	F-1
			“Operating and financial review and prospects”	11
			“Business – Legal actions”	7
			“Dividends”	140
	B.	Significant changes	“Business – Recent developments”	9
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing information”	137
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing information”	137
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Memorandum and articles of association of
			Lloyds Banking Group plc”	141
	C.	Material contracts	“Business – Material contracts”.	5
	D.	Exchange controls	“Exchange controls”	145
	E.	Taxation	“Taxation”	146
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where you can find more information”	149
	I.	Subsidiary information	“Lloyds Banking Group structure”	163
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		“Operating and financial review and prospects –
			Risk management”	57
			“Operating and financial review and prospects –
			Risk management – Market risk”	77
			“Notes to the consolidated financial statements –
			note 54 – Financial risk management”	F-101
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	“Listing information – ADR fees”	139
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and
	Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Corporate governance”	123
Item 16.	[Reserved by the Securities and Exchange Commission]
	A.	Audit committee financial expert	“Corporate governance – The board and its committees –
			Audit committee”	124
	B.	Code of ethics	“Management and employees – Employees”	103
	C.	Principal accountant fees and services	“Corporate governance – The board and its committees –
			Audit committee”	124
			“Notes to the consolidated financial statements –
			note 11 – Operating expenses”	F–35
	D.	Exemptions from the listing standards for audit committees	Not applicable.
	E.	Purchases of equity securities by the issuer and affiliated
		purchasers	Not applicable.
	F.	Change in registrant’s certifying accountant	Not applicable.
	G.	Corporate governance	“Corporate governance – Statement on
			US corporate governance standards”	123
Part III
Item 17.	Financial statements		Not applicable.
Item 18.	Financial statements		“Consolidated financial statements”	F–1
Item 19.	Exhibits		“Exhibit index” and the pages following	167

EXHIBIT INDEX

1.	Memorandum and articles of association of Lloyds Banking Group plc

2.

Neither Lloyds Banking Group plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Banking Group plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.	(a)	(i)	Placing and Open Offer Agreement dated 13 October 2008 between Lloyds Banking Group plc, The Commissioners of Her Majesty’s Treasury and the joint sponsors and joint bookrunners named therein†

		(ii)	Preference Share Subscription Agreement dated 13 October 2008 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury†

		(iii)	Placing and Open Offer Agreement dated 13 October 2008 between HBOS plc, The Commissioners of Her Majesty’s Treasury and the joint sponsors and joint bookrunners named therein†

		(iv)	Preference Share Subscription Agreement dated 13 October 2008 between HBOS plc and The Commissioners of Her Majesty’s Treasury†

(v)

Placing and Open Offer Agreement dated 7 March 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury (as amended and restated on 20 March 2009 between Lloyds Banking Group plc, The Commissioners of Her Majesty’s Treasury, Citigroup Global Markets U.K. Equity Limited, J.P. Morgan Cazenove Limited and UBS Limited and further amended and restated between the same parties on 18 May 2009)

		(vi)	Registration Rights Agreement dated 12 January 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury (as amended with effect from 11 June 2009)

		(vii)	Resale Rights Agreement effective 11 June 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury

		(viii)	Lending Commitments Deed by Lloyds Banking Group plc in favour of Her Majesty’s Treasury dated 6 March 2009 (as amended on 23 March 2010)²

		(ix)	Deed of Withdrawal dated 3 November 2009 between Lloyds Banking Group plc and The Lords Commissioners of Her Majesty’s Treasury²

		(x)	Undertaking to Subscribe dated 3 November 2009 between Lloyds Banking Group plc and The Lords Commissioners of Her Majesty’s Treasury

		(xi)	Costs Reimbursement Deed dated 2 November 2009 between Lloyds Banking Group plc and The Lords Commissioners of Her Majesty’s Treasury

		(xii)	Rights Issue Underwriting Agreement dated 3 November 2009 between Lloyds Banking Group plc, the banks, the senior co-lead managers, the co-lead managers and the co-bookrunner (all as named therein)

		(xiii)	Top Up Issues Underwriting Agreement dated 3 November 2009 between Lloyds Banking Group plc, LBG Capital No.2 plc, Lloyds TSB Bank plc and the joint bookrunners (as named therein)

4.	(b)	(i)	Service agreement dated 21 January 2009 between Lloyds TSB Bank plc and Helen A. Weir†

		(ii)	Service agreement dated 22 January 2009 between Lloyds TSB Bank plc and J. Eric Daniels†

		(iii)	Service agreement dated 23 January 2009 between Lloyds TSB Bank plc and Archie G. Kane†

		(iv)	Service agreement dated 26 January 2009 between Lloyds TSB Bank plc and Tim J.W. Tookey†

		(v)	Service agreement dated 9 February 2009 between Lloyds TSB Bank plc and G. Truett Tate†

		(vi)	Letter of appointment dated 18 November 2004 between Lloyds Banking Group plc and Sir Julian Horn-Smith•

		(vii)	Letter of appointment dated 14 September 2005 between Lloyds Banking Group plc and Lord Leitch•

		(viii)	Letter of appointment dated 7 August 2008 between Lloyds Banking Group plc and Martin A. Scicluna†

		(ix)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and T. Timothy Ryan†

		(x)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and Anthony Watson†

		(xi)	Letter of appointment dated 27 July 2009 between Lloyds Banking Group plc and Sir Winfried Bischoff

		(xii)	Letter of appointment dated 12 February 2010 between Lloyds Banking Group plc and David Roberts

		(xiii)	Letter of appointment dated 19 February 2010 between Lloyds Banking Group plc and Glen Moreno

8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business

12.1	Certification of J. Eric Daniels filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2	Certification of Tim J. W. Tookey filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1	Certification of J. Eric Daniels and Tim J. W. Tookey furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

15.1	Consent of PricewaterhouseCoopers LLP

*	Previously filed with the SEC, together with Lloyds Banking Group’s registration statement, on 25 September 2001

•	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 6 June 2006

[o]	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 5 June 2008

†	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 7 May 2009

²	Pursuant to a request for confidential treatment filed with the SEC, the confidential portions of this exhibit have been omitted and filed separately with the SEC.

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report.

LLOYDS BANKING GROUP plc

By:	/s/ T Tookey
Name:	Tim J W Tookey
Title:	Group Finance Director

Dated:	13 May 2010