Form 20-F
period 2010-12-31
Lloyds Banking Group plc
filed 2011-05-13
CIK 1160106

As filed with the Securities and Exchange Commission on 13 May 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2010

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

25 Gresham Street
London EC2V 7HN
United Kingdom
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary shares of nominal value 10 pence each, represented by American Depositary Shares	The New York Stock Exchange
7.75% Public Income Notes due 2050	The New York Stock Exchange
4.875% Senior Notes due 2016	The New York Stock Exchange
6.375% Senior Notes due 2021	The New York Stock Exchange
Floating Rate Notes due 2014	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2010 was:

Ordinary shares, nominal value 10 pence each	68,074,129,454
Limited voting shares, nominal value 10 pence each	80,921,051
Preference shares, nominal value 25 pence each	412,215,065
Preference shares, nominal value 25 cents each	1,917,280
Preference shares, nominal value 25 euro cents each	173,350

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

Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ‘sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ‘e’ are to the lawful currency of the member states of the European Union that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2010, which was $1.5392 = £1.00. The Noon Buying Rate on 31 December 2010 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW

Lloyds Banking Group is a leading UK based financial services group providing a wide range of banking and financial services, primarily in the UK, to personal and corporate customers. At 31 December 2010, total Lloyds Banking Group assets were £992,438 million and Lloyds Banking Group had some 104,230 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was some £44,725 million. The Group reported a loss before tax for the 12 months to 31 December 2010 of £2,919 million, as a result of a provision of £3,200 million in relation to payment protection insurance, and the capital ratios as at that date were 14.5 per cent for total capital, 11.0 per cent for tier 1 capital and 9.6 per cent for core tier 1 capital.

Set out below is the Group’s summarised income statement for the last three years:

	2010 £m	2009 £m	2008[1] £m

Net interest income	12,546	9,026	7,718
Other income	30,921	36,271	(709)

Total income	43,467	45,297	7,009
Insurance claims	(18,511)	(22,019)	2,859

Total income, net of insurance claims	24,956	23,278	9,868
Operating expenses	(16,470)	(15,984)	(6,100)

Trading surplus	8,486	7,294	3,768
Impairment	(10,952)	(16,673)	(3,012)
Share of results of joint ventures and associates	(88)	(752)	4
Gain on acquisition	—	11,173	—
Loss on disposal of businesses	(365)	—	—

Loss (profit) before tax	(2,919)	1,042	760

[1]	Restated in 2009 for IFRS 2 (Revised).

Lloyds Banking Group was formed in January 2009 following the acquisition of HBOS and the Group’s main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision. Services are offered through a number of well recognised brands including Lloyds TSB, Halifax, Bank of Scotland, Scottish Widows, Clerical Medical and Cheltenham & Gloucester, and a range of distribution channels including the largest branch network in the UK. The Group also operates an international banking business with a global footprint in over 30 countries.

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

The acquisition of HBOS plc on 16 January 2009 had a significant effect on the comparability of the Group’s financial position and results with prior periods. Profit before tax is analysed further on pages 13 to 26 on a statutory basis and, in order to provide a more comparable representation of business performance of the Group’s segments, on pages 28 to 46 on a combined businesses basis. The key principles adopted in the preparation of the combined businesses basis of reporting are described on page 28. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on a combined businesses basis, which the Group Executive Committee feel best represents the underlying performance of the Group. These combined businesses segmental results for 2010, 2009 and 2008 are therefore presented in compliance with IFRS 8 but the aggregated total of the combined businesses segmental results constitutes a non-GAAP measure as defined in the SEC’s Regulation G and a reconciliation of this aggregated total to the statutory income statement is therefore provided on page 47. The following table shows the results of Lloyds Banking Group’s Retail, Wholesale, Wealth and International, and Insurance segments and Group Operations and Central items in the last three fiscal years, and their aggregation.

	2010 £m	2009 £m	2008 £m

Retail	4,716	1,382	2,542
Wholesale	3,257	(4,703)	(10,479)
Wealth and International	(4,824)	(2,356)	277
Insurance	1,102	975	1,540
Group Operations and Central items:
Group Operations	(63)	(149)	(76)
Central items	(1,976)	(1,449)	(517)
	(2,039)	(1,598)	(593)

Profit (loss) before tax – Combined businesses basis	2,212	(6,300)	(6,713)

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

	2010	2009	2008 [1]	2007 [1]	2006 [1]

Income statement data for the year ended 31 December (£m)
Total income, net of insurance claims	24,956	23,278	9,868	10,696	11,098
Operating expenses	(16,470)	(15,984)	(6,100)	(5,568)	(5,300)
Trading surplus	8,486	7,294	3,768	5,128	5,798
Impairment losses	(10,952)	(16,673)	(3,012)	(1,796)	(1,555)
Gain on acquisition	—	11,173	—	—	—
(Loss) profit before tax	(2,919)	1,042	760	3,999	4,249
(Loss) profit for the year	(2,594)	2,953	798	3,320	2,908
(Loss) profit for the year attributable to equity shareholders	(2,656)	2,827	772	3,288	2,804
Total dividend for the year[2]	—	—	648	2,026	1,928

Balance sheet data at 31 December (£m)
Share capital	6,815	10,472	1,513	1,432	1,429
Shareholders’ equity	43,725	43,278	9,393	12,141	11,155
Customer deposits	393,633	406,741	170,938	156,555	139,342
Subordinated liabilities	36,232	34,727	17,256	11,958	12,072
Loans and advances to customers	592,597	626,969	240,344	209,814	188,285
Total assets	992,438	1,027,255	436,033	353,346	343,598

Share information
Basic earnings per ordinary share[3]	(4.0)p	7.5p	6.7p	28.9p	24.8p
Diluted earnings per ordinary share[3]	(4.0)p	7.5p	6.6p	28.7p	24.5p
Net asset value per ordinary share	64p	68p	155p	212p	195p
Total dividend per ordinary share[2]	—	—	11.4p	35.9p	34.2p
Equivalent cents per share[2,4]	—	—	20.3c	71.0c	67.0c
Market price per ordinary share (year end)	65.7p	50.7p	126.0p	472.0p	571.5p
Number of shareholders (thousands)	2,798	2,834	824	814	870
Number of ordinary shares in issue (millions)[5]	68,074	63,775	5,973	5,648	5,638

Financial ratios (%)[6]
Dividend payout ratio	—	—	83.9	61.6	68.7
Post-tax return on average shareholders’ equity	(5.8)	8.8	7.0	28.1	26.6
Post-tax return on average assets	(0.25)	0.28	0.21	0.94	0.88
Average shareholders’ equity to average assets	4.5	3.0	2.9	3.3	3.2
Cost:income ratio[7]	66.0	68.7	61.8	52.1	47.8

Capital ratios (%)[8,9]
Total capital	14.5	12.4	11.1	11.0	10.7
Tier 1 capital	11.0	9.6	7.9	8.1	8.2

[1]	Restated in 2009 for IFRS 2 (Revised) (see note 1 on page F-11).

[2]

Annual dividends comprise both interim and final dividend payments. The total dividend for the year represents the interim dividend paid during the year and the final dividend, which is paid and accounted for in the following year.

[3]	Earnings per share calculations for 2008 and earlier years have also been restated for the impact of the bonus element of the share issues in 2009.

[4]	Translated into US dollars at the Noon Buying Rate on the date each payment was made.

[5]	This figure excludes the limited voting ordinary shares owned by the Lloyds TSB Foundations.

[6]	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds Banking Group.

[7]	The cost:income ratio is calculated as total operating expenses as a percentage of total income (net of insurance claims).

[8]	Capital ratios are in accordance with Basel II requirements other than the ratios for 2007 and 2006 which reflect Basel I.

[9]	Capital ratios for 2008 and 2009 were restated in 2010 to reflect a prior year adjustment to available-for-sale revaluation reserves (see note 1 on page F-11).

EXCHANGE RATES

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2011 April	2011 March	2011 February	2011 January	2010 December	2010 November

US dollars per pound sterling:
High	1.67	1.64	1.62	1.60	1.59	1.63
Low	1.61	1.60	1.60	1.55	1.54	1.56

For each of the years shown, the average of the US dollar Noon Buying Rates per pound sterling on the last day of each month was:

		2010	2009	2008	2007	2006

US dollars per pound sterling:
Average		1.54	1.57	1.84	2.01	1.86

On 6 May 2011, the latest practicable date, the US dollar Noon Buying Rate was $1.6417 = £1.00. Lloyds Banking Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

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

Pursuant to two placing and open offers which were completed by the Company in January and June 2009 and the Rights Issue completed in December 2009, the UK Government acquired 43.4 per cent of the Company’s issued ordinary share capital. Following further issues of ordinary shares, the UK Government’s holding has been reduced to approximately 40.6 per cent.

STRATEGY OF LLOYDS BANKING GROUP

The Group’s corporate strategy supports its vision of being recognised as the best financial services company in the UK by customers, colleagues and shareholders. The strategy is focused on being a conservative, ‘through the cycle’ relationship-based business.

The main focus for the Group remains the financial services markets in the UK and the Group’s strategic position was strengthened through the acquisition of HBOS in January 2009. The Group is a well diversified UK financial services group and the largest retail financial services provider in the UK. The Group has leading positions in many of the markets in which it participates, a comprehensive distribution capability, well recognised brands and a large customer base. The Group continues to invest in products and services, systems and training that combined will offer improved choice and service to the Group’s customers.

The Group’s corporate strategy is focused on:

DEVELOPING STRONG CUSTOMER FRANCHISES THAT ARE BASED ON DEEP CUSTOMER RELATIONSHIPS

The Group’s core businesses are focused on extending customer relationships, whilst enhancing product capabilities to build competitive advantage. Striving to understand and effectively meet the needs of the Group’s customers from basic banking products to the more specialist services such as insurance, wealth management or corporate banking is at the heart of the Group’s business and is fundamental to ensuring that the Group is developing long-lasting customer relationships.

BUSINESS

BUILDING A HIGH PERFORMANCE ORGANISATION

In building a high performance organisation the Group is focused on improving its cost efficiency and utilising its capital more effectively whilst maintaining a prudent approach to risk.

–

The Group aspires to have one of the lowest cost:income ratios amongst UK financial institutions and further improving the Group’s processing efficiency and effectiveness will remain a priority. The effective integration of the HBOS business and the anticipated synergies arising from the acquisition will be key to further improving the Group’s efficiency.

–

Utilising capital more effectively is increasingly important in the current environment and capital will continue to be rigorously allocated across the Group’s portfolio of businesses to support core business growth.

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

MANAGING THE GROUP’S MOST VALUABLE RESOURCE, PEOPLE

Central to executing the Group’s strategy effectively will be building strong and long lasting customer relationships; this will only be possible through the efforts of its people. Therefore the Group’s employees are its most valuable resource and it must ensure that their objectives and deliverables are aligned to the Group’s corporate strategy. In driving a high performance culture it is important to encourage, manage and develop staff whilst creating a great place to work. By creating a great place to work the Group believes it will be able to retain and attract the highest performers.

SUMMARY

The Group believes that the successful execution of its strategy to focus on core markets, customer and cost leadership, balance sheet efficiency, a prudent risk appetite and the effective management of its most valuable resource, its people, will bring the Group closer to achieving its vision of being recognised as the best financial services company in the UK.

Following the appointment of António Horta-Osório as Group Chief Executive of Lloyds Banking Group on 1 March 2011, the Group has also announced the launch of a Strategic Review of its Medium Term Plan (see Recent developments – Lloyds Banking Group moves ahead with Project Verde). The conclusions of the Strategic Review will be announced around the end of the first half of 2011. The Strategic Review will cover all aspects of the business and will focus on ensuring that customers will be at the heart of the Group’s future strategy by supporting UK households and businesses.

BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP

The Group is organised into four segments: Retail; Wholesale; Wealth and International; and Insurance; see note 4 to the consolidated financial statements.

Further information on the Group’s segments is set out on pages 33 to 44.

MATERIAL CONTRACTS

The Company and its subsidiaries are party to various contracts in the ordinary course of business.

In 2009, the Company entered into a placing and compensatory open offer agreement with Her Majesty’s Treasury (HM Treasury) (as amended and restated on 20 March 2009 between the Company, HM Treasury, Citigroup Global Markets U.K. Equity Limited, J.P. Morgan Cazenove Limited and UBS Limited and further amended and restated between the same parties on 18 May 2009). In addition, the Company entered into a registration rights agreement with HM Treasury on 12 January 2009 (as amended with effect from 11 June 2009). The Company also entered into a resale rights agreement with HM Treasury pursuant to its obligations under the 2009 placing and compensatory open offer agreement. In addition, in connection with the Rights Issue completed in 2009 and the Group’s withdrawal from its proposed participation in the Government Asset Protection Scheme, the Company entered into a GAPS withdrawal deed with HM Treasury as well as the HMT undertaking to subscribe and the cost reimbursement deed. For further details on each of the 2009 agreements described above, see Major shareholders and related party transactions – Information about Lloyds Banking Group’s Relationship with the UK Government.

In addition to those agreements discussed above, the Company entered into the following agreements, which it considers to be material:

RIGHTS ISSUE UNDERWRITING AGREEMENT

Pursuant to an underwriting agreement dated 3 November 2009 (entered into in relation to the Rights Issue between the Company, the banks, the senior co-lead managers, the co-lead managers and the co-bookrunner (all as named therein)), new shares in the Company were issued at a price of 37 pence per share. Sufficient new shares were issued to ensure that the gross proceeds of the Rights Issue receivable by the Company, including pursuant to the HMT Undertaking to Subscribe, were not less than £13.5 billion.

HM Treasury undertook to subscribe for its pro rata entitlement under the Rights Issue and the new shares that were the subject of the HMT Undertaking to Subscribe were not underwritten pursuant to the Rights Issue Underwriting Agreement. Further details of the HMT Undertaking to Subscribe are set out in Major Shareholders and Related Party Transactions – Information about Lloyds Banking Group’s Relationship with the UK Government.

In consideration of their services under the Rights Issue Underwriting Agreement, (i) the underwriters (as named in the Rights Issue Underwriting Agreement) were paid an aggregate base fee of 2.25 per cent. of the issue price multiplied by the aggregate number of new shares issued (excluding the new shares that were subscribed for by HMT), and (ii) the joint bookrunners (as named in the Rights Issue Underwriting Agreement) were paid additional performance-based discretionary fees. Out of such fees (to the extent received by the joint global coordinators (as named in the Rights Issue Underwriting Agreement), the joint global coordinators were to pay any sub-underwriting commissions (to the extent that sub-underwriters were procured). The joint global coordinators had the ability to arrange sub-underwriting in respect of some, all or none of the new shares issued (other than the new shares to be subscribed by HM Treasury).

BUSINESS

The Company agreed to pay all costs and expenses of, or in connection with, the Rights Issue, the general meeting of the Company convened to approve the Rights Issue, the related subdivision of the Company’s shares, the allotment and issue of the new shares and the Rights Issue Underwriting Agreement, including (but not limited to) the UK Listing Authority and the London Stock Exchange listing and trading fees, other regulatory fees and expenses, printing and advertising costs, postage, Equiniti Limited’s charges (as registrar), its own and the banks’, the senior co-lead managers’ and the co-lead managers’ properly incurred legal and other out of-pocket expenses, all accountancy and other professional fees, properly incurred public relations fees and expenses and all stamp duty and stamp duty reserve tax (if any) and other duties and taxes (other than corporation tax incurred by any of the banks, the senior co-lead managers and the co-lead managers on the commissions payable to them).

The obligations of the banks, the senior co-lead managers and the co-lead managers under the Rights Issue Underwriting Agreement were subject to certain limited conditions which were satisfied.

TOP UP ISSUES UNDERWRITING AGREEMENT

Pursuant to the Top Up Issues Underwriting Agreement dated 3 November 2009 among the Company, LBG Capital No.2 plc (as issuer), Lloyds TSB Bank plc (as guarantor) and the joint bookrunners (as named therein), in the event that the two exchange offers announced by the Group on 3 November 2009 (the Exchange Offers) did not generate or were not expected to generate prior to 30 April 2010, or such other date as the Company and the joint global bookrunners (as named therein) might agree, £7.5 billion or more of core tier 1 and/or nominal value of contingent core tier 1 capital, the joint bookrunners severally agreed to underwrite one or more further issues of enhanced capital notes in an aggregate amount sufficient to reduce such shortfall to zero by such date.

In consideration of their underwriting services under the Top Up Issues Underwriting Agreement, and subject to their obligations under the Top Up Issues Underwriting Agreement having become unconditional and the Top Up Issues Underwriting Agreement not having been terminated, the joint bookrunners were paid an aggregate underwriting fee of £75 million and additional performance-based discretionary fees.

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

In addition to the fees described above, the joint bookrunners and their affiliates were paid pursuant to the Rights Issue Underwriting Agreement and the Top Up Issues Underwriting Agreement:

(i)

an aggregate transaction praecipuum of 0.088 per cent of £15.1 billion (being the aggregate of the underwriting commitments of the underwriters and the joint bookrunners), or of a sum in excess thereof dependent on the notional amount of the securities submitted in the Exchange Offers; and

(ii)

a further discretionary aggregate transaction praecipuum (to be paid at the sole discretion of the Company, as to payment and allocation) of 0.088 per cent. of £15.1 billion (being the aggregate of the underwriting commitments of the underwriters and the joint bookrunners), or of a sum in excess thereof dependent on the notional amount of the securities submitted in the Exchange Offers.

ENVIRONMENTAL MATTERS

The Group believes that it has an important role to play in facilitating and financing the transition to a low carbon, resource efficient economy. The Group’s vision is to be recognised by its stakeholders as a leading environmentally responsible organisation.

The Group is already one of the leading global financers of renewable energy (by debt underwriting capability). In 2010, Lloyds Banking Group was rated the top UK bank in the new FTSE Carbon Disclosure Project (CDP) Carbon Strategy Index Series, recognising its performance in managing climate risks and grasping the emerging opportunities.

GOVERNANCE

The Group strengthened its governance framework in 2010, establishing Board representatives for key strands of its Corporate Responsibility agenda, including environmental management. Truett Tate, Group Executive Director, Wholesale, is Executive Sponsor for Climate Change and Environmental Issues. The Group also established a new Environmental Steering Group, chaired by the Group Property Director. With senior representation from across the Group, this drives the environmental strategy, targets and performance.

MANAGING ENVIRONMENTAL RISKS IN LENDING

The Group has introduced policies and procedures to reduce the environmental impact of its lending activities. The groupwide Environmental Risk Policy requires all business loans to be assessed for material environmental risks as part of the credit sanctioning process. The Group’s policy is supported by a robust process which ensures that there is a consistent approach to identifying, assessing, mitigating and reporting environmental risks. Lending officers are responsible for ensuring that environmental risks are assessed and that action is taken where a risk is identified. Employees are trained in environmental risk management as part of the Group’s standard credit risk training course and have access to relevant guidance documents. In 2011, the Group will further strengthen its risk management process with the implementation of an online environmental risk screening tool.

PROJECT FINANCE: EQUATOR PRINCIPLES

Lloyds Banking Group is a signatory to the Equator Principles to support its approach to assessing and managing environmental and social issues in project finance. Lending officers are responsible for undertaking initial classification of transactions that qualify under the Equator Principles. Their assessments are subject to further review by the Group’s Equator Principles Review Group, comprising experts from both the Risk and Project Finance teams, to ensure that each transaction is compliant and is consistent with the Group’s Environmental Risk Policy. The Group trained over 100 employees in its Equator Principle Procedures in 2010.

BUSINESS

Equator Principles reporting January to December 2010:

DEALS

CATEGORY[1]	A	B	C	Total

Completed	—	8	10	18
In progress	—	4	—	4
Not completed	—	5	2	7

Total	—	17	12	29

GEOGRAPHY OF COMPLETED TRANSACTIONS
US	—	3	2	5
Europe	—	5	8	13
Rest of World	—	—	—	—

Total	—	8	10	18

INDUSTRY OF COMPLETED TRANSACTIONS
			Number	£m

Renewables			8	391
Infrastructure			8	699
Energy and utilities			2	78

Total			18	1,168

[1]	Category A is higher risk; category B is medium risk; category C is lower risk.

RESOURCE EFFICIENCY

Reducing the Group’s own use of resources helps the Group minimise its impact on the environment as well as keeping costs under control. In 2010, the Group launched Smart & Responsible, its new targeted environmental action plan. It aims to deliver significant environmental and cost savings, as well as improving colleagues’ work-life balance.

The Group also registered for the Carbon Reduction Commitment Energy Efficiency Scheme in 2010 and will now be required to purchase allowances for each tonne of energy-related CO2 that it emits. This has significant cost implications for the Group which provides a further incentive to reduce carbon emissions. The Group is already working towards achieving the Carbon Trust Standard – this standard recognises organisations that are genuinely measuring and reducing CO2 emissions. The Group’s goal is to reduce its energy consumption by 30 per cent by 2020.

ENGAGING OUR EMPLOYEES

Employees play a key role in delivering the Group’s environmental agenda. One of the main areas where colleagues can have a real impact is in business travel. There is a common travel policy in place across the Group which supports a focus on reducing travel. This has helped to increase the volume of teleconferences by 73 per cent in 2010 compared with 2009.

The Group has strengthened its approach in 2010 with the introduction of TRAVELwise, part of the Smart & Responsible programme. The Group has set a TRAVELwise target to avoid 1 in 5 business flights by 2015.

CO2 EMISSIONS (TONNES)

	2010	2009

Total UK CO2 emissions	442,535	449,207
Scope 1 emissions	73,182	76,387
Scope 2 emissions	333,315	343,693
Scope 3 emissions	36,038	29,127

For 2009, the Group has reported emissions for January to December. For 2010 and future years, the Group will report annual emissions from October to September. The Group’s CO2 emissions have been independently verified by environmental consultants, RPS Group.

PROPERTIES

As at 31 December 2010, Lloyds Banking Group occupied 3,231 properties in the UK. Of these, 928 were held as freeholds, 91 as long-term leaseholds and 2,212 as short-term leaseholds. The majority of these properties are retail branches, widely distributed throughout England, Scotland and Wales. Other buildings include the Lloyds Banking Group’s head office in the City of London with other customer service and support centres located to suit business needs but clustered largely in eight core geographic conurbations – London, Edinburgh, Glasgow, Midlands (Birmingham), Northwest (Chester and Manchester), West Yorkshire (Halifax and Leeds), South (Brighton and Andover) and Southwest (Bristol and Cardiff).

In addition, there are 498 properties which are either sub-let or vacant. There are also a number of ATM units situated throughout the UK, the majority of which are held as short-term leasehold. The Group also has business operations elsewhere in the world, primarily holding property on a leasehold basis, principally in North America, Europe and Asia.

LEGAL ACTIONS AND REGULATORY MATTERS

During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory challenge both in the UK and overseas.

UNARRANGED OVERDRAFT CHARGES

In April 2007, the Office of Fair Trading (OFT) commenced an investigation into the fairness of personal current accounts and unarranged overdraft charges. At the same time, it commenced a market study into wider questions about competition and price transparency in the provision of personal current accounts.

BUSINESS

The Supreme Court of the United Kingdom published its judgment in respect of the fairness of unarranged overdraft charges on personal current accounts on 25 November 2009, finding in favour of the litigant banks. On 22 December 2009, the OFT announced that it will not continue its investigation into the fairness of these charges. The Group is working with the regulators to ensure that outstanding customer complaints are concluded as quickly as possible and anticipates that most cases in the county courts will be discontinued. The Group expects that some customers will argue that despite the test case ruling they are entitled to a refund of unarranged overdraft charges on the basis of other legal arguments or challenges. It is not practicable to quantify the claims at this time. The Group is robustly defending any such complaints or claims and does not expect any such complaints or claims to have a material effect on the Group.

The OFT however continued to discuss its concerns in relation to the personal current account market with the banks, consumer groups and other organisations under the auspices of its Market Study into personal current accounts. In October 2009, the OFT published voluntary initiatives agreed with the industry and consumer groups to improve transparency of the costs and benefits of personal current accounts and improvements to the switching process. On 16 March 2010 the OFT published a further update announcing several further voluntary industry wide initiatives to improve a customer’s ability to control whether they use an unarranged overdraft and to assist those in financial difficulty. However, in light of the progress it noted in the unarranged overdraft market since July 2007 and the progress it expects to see over the next two years, it has decided to take no further action at this time and will review the unarranged overdraft market again in 2012.

INTERCHANGE FEES

The European Commission has adopted a formal decision finding that an infringement of European Commission competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card. The European Commission has required that the fee be reduced to zero for relevant cross-border transactions within the European Economic Area. This decision has been appealed to the General Court of the European Union (the General Court). Lloyds TSB Bank plc and Bank of Scotland plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard’s position that the arrangements for the charging of a uniform fallback interchange fee are compatible with European Union competition laws. MasterCard has announced that it has reached an understanding with the European Commission on a new methodology for calculating intra European Economic Area multi-lateral interchange fees on an interim basis pending the outcome of the appeal. Meanwhile, the European Commission and the UK’s OFT are pursuing investigations with a view to deciding whether arrangements adopted by other payment card schemes for the levying of uniform fallback interchange fees in respect of domestic and/or crossborder payment transactions also infringe European Union and/or UK competition laws. As part of this initiative, the OFT will also intervene in the General Court appeal supporting the European Commission position and Visa reached an agreement with the European Commission to reduce the level of interchange for crossborder debit card transactions to the interim levels agreed by MasterCard. The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

PAYMENT PROTECTION INSURANCE

There has been extensive scrutiny of the Payment Protection Insurance (PPI) market in recent years.

In October 2010, the UK Competition Commission confirmed its decision to prohibit the active sale of PPI by a distributor to a customer within seven days of a sale of credit. This followed the completion of its formal investigation into the supply of PPI services (other than store card PPI) to non-business customers in the UK in January 2009 and a referral of the proposed prohibition to the Competition Appeal Tribunal. The Competition Commission consulted on the wording of a draft order to implement its findings from October 2010, and published the final Order on 24 March 2011 which became effective on 6 April 2011. Following an earlier decision to stop selling single premium PPI products, the Group ceased to offer PPI products to its customers in July 2010.

On 29 September 2009 the FSA announced that several firms had agreed to carry out reviews of past sales of single premium loan protection insurance. Lloyds Banking Group agreed in principle that it would undertake a review in relation to sales of single premium loan protection insurance made through its branch network since 1 July 2007. That review will now form part of the ongoing PPI work referred to below.

On 1 July 2008, the Financial Ombudsman Service (FOS) referred concerns regarding the handling of PPI complaints to the Financial Services Authority (FSA) as an issue of wider implication. On 29 September 2009 and 9 March 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on 10 August 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by 1 December 2010.

On 8 October 2010, the British Bankers’ Association (BBA), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008.

Subsequent to the year end, the Judicial Review hearing was held in late January 2011 and on 20 April 2011 judgment was handed down by the High Court dismissing the BBA’s application. On 9 May 2011, the BBA confirmed that the banks and the BBA did not intend to appeal the judgment.

Since publication of the judgment, the Group has been in discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement. As a result, and given the initial analysis that the Group has conducted of compliance with applicable sales standards, which is continuing, the Group has concluded that there are certain circumstances where customer contact and/or redress will be appropriate. Accordingly the Group has made a provision in its income statement for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such contact and/or redress, including administration expenses. There are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

US SANCTIONS

In January 2009 Lloyds TSB Bank plc announced the settlement it had reached with the US Department of Justice and the New York County District Attorney’s Office in relation to their investigations into historic US dollar payment practices involving countries, persons or entities subject to the economic sanctions administered by the US Office of Foreign Assets Control (OFAC). On 22 December 2009 OFAC announced the settlement it had reached with Lloyds TSB Bank plc in relation to its investigation and confirmed that the settlement sum due to OFAC had been fully satisfied by

BUSINESS

Lloyds TSB Bank plc’s payment to the Department of Justice and the New York County District Attorney’s Office. No further enforcement actions are expected in relation to the matters set out in the settlement agreements.

On 26 February 2009, a purported shareholder filed a derivative civil action in the Supreme Court of New York, Nassau County against certain current and former directors, and nominally against Lloyds TSB Bank plc and Lloyds Banking Group plc, seeking various forms of relief. The derivative action is at an early stage and settlement is being discussed, and the ultimate outcome is not expected to have a material impact on the Group.

CUSTOMER GOODWILL PAYMENTS

The Group has been in discussions with the FSA regarding the application of an interest variation clause in certain Bank of Scotland plc variable rate mortgage contracts where the wording in the offer documents received by certain customers had the potential to cause confusion. The relevant mortgages were written between 2004 and 2007 by Bank of Scotland plc under the ‘Halifax’ brand. In February 2011, the Group reached agreement with the FSA in relation to initiating a customer review and contact programme and making goodwill payments to affected customers. In order to make these goodwill payments, Bank of Scotland plc applied for a Voluntary Variation of Permission to carry out the customer review and contact programme to bring it within section 404F (7) of FSMA 2000. The Group has made a provision of £500 million within its 2010 accounts which is expected to fully cover the payments under this contact programme.

INTERBANK OFFERED RATE SETTING INVESTIGATIONS

Various regulators in the UK, US and overseas, including the US Commodity Futures Trading Commission, the SEC and the European Commission, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates. The Group, and/or its subsidiaries, were (at the relevant time) and remain members of various panels that submit data to these bodies in a number of jurisdictions. The Group has received requests from some regulators for information and is co-operating with their investigations. In addition recently the Group has been named in private purported class action suits in the US with regard to the setting of London interbank offered rates (LIBOR) by members of the LIBOR setting panel. It is currently not possible to predict the scope and ultimate outcome of the various regulatory investigations or purported private class action suits, including the timing and scale of the potential impact of any investigations and class action suits on the Group.

OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the FSA in relation to a range of conduct of business matters including complaints handling, packaged bank accounts, product terms and sales processes. The Group is keen to ensure that any regulatory concerns regarding the Group’s processes, product governance, sales processes or contract terms are understood and addressed. The ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (which may include class action lawsuits brought on behalf of customers, shareholders or other third parties, arising out of regulatory investigations or otherwise), regulatory investigations, regulatory challenges and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position.

COMPETITIVE ENVIRONMENT

The Group provides financial services to personal and corporate customers, predominantly in the UK but also overseas. The main business activities of the Group are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision.

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

RECENT DEVELOPMENTS

LLOYDS BANKING GROUP MOVES AHEAD WITH PROJECT VERDE

On 1 March 2011, the Group made the following announcement with respect to Project Verde:

In order to meet its obligations under the state aid commitments and to ensure the Group maintains the maximum flexibility in its options, Lloyds Banking Group is accelerating the start of the disposal of the business described in more detail within Major shareholders and related party transactions – Information about the Lloyds Banking Group’s relationship with the UK government – Other related party transactions with the UK government – State aid.

Moving ahead with the disposal follows the excellent progress the bank has made on integration.

Following the appointment of António Horta-Osório as Group Chief Executive of Lloyds Banking Group on 1 March 2011, the Group has also announced the launch of a Strategic Review of its Medium Term Plan. The conclusions of the Strategic Review will be announced around the end of the first half of 2011.

The Strategic Review will cover all aspects of the business and will focus on ensuring that customers will be at the heart of the Group’s future strategy by supporting UK households and businesses.

To support this commitment, the Group will place a moratorium on announcing further UK branch closures until the end of 2011 and pending the Strategic Review.

BUSINESS

LLOYDS BANKING GROUP ANNOUNCES BOARD AND MANAGEMENT TEAM CHANGES

On 9 March 2011, the Group announced changes to the Group Board and management team.

Mr Archie Kane, Group Executive Director for Insurance and Scotland will not seek re-election as a Director at the Group’s Annual General Meeting on 18 May 2011.

The components of the Insurance division of the Group, Life, Pensions and Investments and General Insurance, will report directly to the Group Chief Executive António Horta-Osório.

In addition as a result of a restructure of the retail bank outlined below, Mrs Helen Weir, Group Executive Director for Retail, has decided to leave the Group and will consequently not seek re-election as a Director at the Group’s Annual General Meeting.

The Group’s Retail banking division will now be restructured as follows:

–	Retail Products and Marketing.

–	The Lloyds TSB and Bank of Scotland Community Banks.

–	The Halifax Community Bank.

All of which will report directly to the Group Chief Executive.

CONSOLIDATED FINANCIAL STATEMENTS SET OUT IN THE GROUP’S ANNUAL REPORT AND ACCOUNTS

The audited consolidated financial statements set forth in the Group’s Annual Report and Accounts published on 30 March 2011 were approved on 24 February 2011. As discussed in greater detail in note 59 on page F-124 of the audited consolidated financial statements included in this Annual Report on Form 20-F (which were approved on 13 May 2011 and which therefore include the impact of adjusting post balance sheet events up to this date), the Group has made a provision of £3,200 million in connection with the sale of payment protection insurance following a UK High Court judgment handed down on 20 April 2011, subsequent discussions with the FSA and analyses prepared by the Group.

LLOYDS BANKING GROUP RESPONDS TO THE INTERIM REPORT FROM THE INDEPENDENT COMMISSION ON BANKING

On 11 April 2011, the Group published the following response to the Interim Report from the Independent Commission on Banking (ICB):

The Group has reviewed the Interim Report from the ICB and will consider and respond to the options presented more fully in due course. The Group will continue to play a constructive role in the debate and to consult with the ICB during the coming months.

The Group notes the ICB’s desire to ensure the stability of the financial system through a form of subsidiarisation and strengthened capital. The Group will consider the financial and non-financial impact of these measures in order that the implications are fully understood.

The Group believes that the UK retail banking market is competitive and that the ICB should now seriously consider the importance of Independent Financial Advisers and of the internet channel as forces that promote competition. The Group welcomes the focus on improving switching and greater transparency that should be positive for customers of banks and is consistent with the Group’s submissions to the ICB.

The Group believes that the Interim Report’s option for an expansion of the divestiture of 600 branches as mandated by the European Union (‘Project Verde’) would not be in the interest of its customers and appears to be based on limited evidence and may significantly delay meeting the commitments agreed between the UK Government and the European Union.

Project Verde will result in the creation of the seventh largest retail bank in the UK. The European Union, working with the UK Government, structured Project Verde to ensure the divested entity would specifically be a strong and viable competitor. Moreover, the Group’s acceleration of the start of Project Verde is expected to identify a potential purchaser by the end of 2011.

FIRST QUARTER 2011 TRADING UPDATE

See the Group’s Form 6-K relating to its first quarter 2011 trading update filed with the Securities and Exchange Commission on 13 May 2011.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW AND TREND INFORMATION

THE ECONOMY

The global economy has continued to recover from the deep recession of 2009, but the recovery is fairly weak by past standards and its continuation is not assured. Remaining vulnerabilities in the sustainability of public finances and the robustness of banking sectors across the US and Europe have meant that growth there has faltered during 2010 and required monetary policy to be kept highly accommodative for longer than expected at the start of the year. Ireland has required support from the IMF and EU, and other high deficit countries in the Eurozone may do so during 2011. The US has extended the Bush-era tax cuts, although it is unclear how much stimulus this will provide given the need to tighten fiscal policy significantly in the medium term.

First estimates suggest that the UK economy grew by 1.4 per cent in 2010, below the long-term average of 2.25 per cent. Growth peaked in the first half due to the initial boost from companies beginning to rebuild stocks, and has slowed during the second half. Consumer confidence has fallen back and house prices have recently reversed some of their 2009 rise. Nevertheless, employment has held up relatively well, falling by much less than in previous recessions and beginning to rise much earlier, although the recent trend is broadly flat. UK corporate liquidations have been on a gradually falling trend since Q3 2009, much earlier than in previous recoveries, and are now almost back to the level at the start of the recession. Related to that, commercial property prices have now risen by 16 per cent from the trough reached in July 2009. Even though house price rises have fallen back slightly recently, average prices are still 6 per cent above their trough of April 2009.

The Group’s central scenario is for the modest recovery in the UK to continue – the projection of slightly less than 2 per cent Gross Domestic Product (GDP) growth in 2011 and slightly less than 2.5 per cent in 2012 is close to consensus and the March 2011 forecasts from the Office for Budget Responsibility. Private and public sector deleveraging, which is expected to suppress economic growth, should be more than offset by a positive contribution from net external trade (reflecting the weakness of sterling), by further rebuilding of stocks by companies and by increased investment. Public spending cuts may increase unemployment slightly in 2011, but if the economy continues to grow, the private sector should be able to more than offset that impact from 2012. Similarly, further declines in corporate insolvencies are likely to be very slow, limited by the public spending cuts and the weakness of consumer spending. House prices and commercial property prices are expected to dip slightly in 2011 and then rise slowly. The US recovery is assumed to continue in 2011, and in the Eurozone there is expected to be a wide divergence in 2011 between recovery in the stronger low-deficit countries and the higher deficit countries that will struggle to grow at all. The Irish economy, to which the Group has exposure, is not expected to grow materially in 2011. House prices there are expected to fall a little further in 2011 before flattening in 2012; commercial property prices are expected to be flat over 2011 and 2012.

Downside risks around this scenario remain significant. Business and consumer confidence remains fragile, and the extent to which simultaneous fiscal tightening across Europe might undermine global and UK growth is unclear. Contagion from the Irish bail-out to other Eurozone economies could drive further fiscal tightening and worsen the outlook further. Rising oil and other commodity prices, driven by strong recovery in Asia and the unrest in the Middle East, might fuel a further increase in inflation in the West, prompting short-term interest rates to rise more quickly than anticipated. Since any shock to growth would also worsen the outlook for both public finances and bank capital and funding, a relatively small initial shock could throw economies onto a much weaker path as governments are forced to tighten fiscal policy even further or financial institutions are constrained in their ability to lend. A ‘double-dip’ scenario – a second shallower recession following closely the one that the economy is just emerging from – would result in further significant increases in corporate failures and unemployment during 2011-12. In addition, residential and commercial property would suffer a second period of falling prices, tenant defaults would increase and central banks would have limited ability to cushion the downturn.

IMPACT ON THE LLOYDS BANKING GROUP’S MARKETS

The weak economic recovery in the UK has kept growth in the Group’s core markets subdued.

On the retail side, net new mortgage lending (all new lending minus repayments) continued to weaken slightly after a 72 per cent fall in 2009, so outstanding market balances grew by just 0.4 per cent. Net new unsecured consumer lending improved in 2010 after turning negative in the second half of 2009, but at £2.5 billion was only 18 per cent of the 2007 level. Part of the weakness in lending is the natural result of some lenders having left the market, particularly in the higher risk segments of mortgages and personal loans, but we have also seen a continued desire from customers to repay debt early where they are able. Deposit market growth has also remained weak, with balances rising by 3 per cent through 2010, as deteriorating disposable incomes have squeezed savings flows.

Businesses also continue to reduce their indebtedness. Non-financial corporations shrunk their borrowings from banks and building societies by 3.9 per cent in 2010 after a 2.2 per cent reduction in 2009. Rising profits and weak investment spending boosted deposit growth in the latter part of 2009 and the first half of 2010, but deposit growth has since weakened to 1.6 per cent over 2010 as a whole, after 4.5 per cent in 2009.

Low interest rates have, however, been a key benefit to consumers and businesses throughout 2010. Arrears and defaults rose by much less during the recession than in previous recessions, and began to improve in 2010 despite the weakness of the recovery in the economy. The number of company liquidations in England and Wales fell by nearly 16 per cent in 2010 after a 23 per cent rise in 2009, reducing the rate of failure of active companies to 0.7 per cent from 0.9 per cent in 2009. The number of individual insolvencies rose by a further 0.7 per cent in 2010 after a 26 per cent rise in 2009, but insolvencies during the second half of 2010 were 8.7 per cent lower than a year earlier. The number of mortgages in arrears across the market fell by 10 per cent in 2010, and the share in arrears by more than three months fell to its lowest in two years by Q4 2010.

The Group’s customer data shows that a combination of low interest rates and declining indebtedness is beginning to strengthen households’ cashflow. This is positive news for both impairments and the near-term general economic outlook. Nevertheless, the Group expects that a continuation of weak economic recovery will be accompanied by a sustained period of weak growth in its markets. Consumers and businesses will continue to deleverage slowly. Deposit growth will be limited by the pressure on consumers’ disposable incomes from wage growth below inflation and cuts in welfare benefits, and from rising investment spend by companies. Arrears trends should continue to improve, but less quickly in the coming year than the experience through 2010.

In Ireland, the economy shrank by 1 per cent in 2010, the third year of decline in succession. The loan from the Eurozone Stability Fund is helping support the economy while the government implements its sharp fiscal consolidation, and is providing the funds to recapitalise the banking sector. Nevertheless, consumers are still adjusting to lower incomes and companies to reduced demand, and as a result property prices have fallen further during 2010 – house prices by 10.8 per cent and commercial property prices by 10.7 per cent. The economy is expected to flatten out in 2011 but the environment remains challenging, particularly for property prices which are likely to fall further in the near-term before recovery begins.

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

FUTURE ACCOUNTING DEVELOPMENTS

Future developments in relation to the Group’s IFRS reporting are discussed in note 58 to the consolidated financial statements.

RESULTS OF OPERATIONS – 2010, 2009 AND 2008

SUMMARY

	2010 £m	2009 £m	2008 £m [1]

Net interest income	12,546	9,026	7,718
Other income	30,921	36,271	(709)

Total income	43,467	45,297	7,009
Insurance claims	(18,511)	(22,019)	2,859

Total income, net of insurance claims	24,956	23,278	9,868
Operating expenses	(16,470)	(15,984)	(6,100)

Trading surplus	8,486	7,294	3,768
Impairment	(10,952)	(16,673)	(3,012)
Share of results of joint ventures and associates	(88)	(752)	4
Gain on acquisition	—	11,173	—
Loss on disposal of businesses	(365)	—	—

(Loss) profit before tax	(2,919)	1,042	760
Taxation	325	1,911	38

(Loss) profit for the year	(2,594)	2,953	798

Profit attributable to non-controlling interests	62	126	26
(Loss) profit attributable to equity shareholders	(2,656)	2,827	772

(Loss) profit for the year	(2,594)	2,953	798

[1]	Restated in 2009 for IFRS 2 (Revised).

2010 COMPARED WITH 2009

The Group recorded a loss before tax of £2,919 million in 2010 compared to a profit of £1,042 million in 2009 as a result of the £3,200 million payment protection insurance provision (see page 32). The results in 2010 also included a pension curtailment gain of £910 million, largely offset by a customer goodwill payments provision of £500 million (see page 32) and a loss on disposal of businesses of £365 million. The profit in 2009 included a negative goodwill credit of £11,173 million in relation to the acquisition of HBOS plc by the Group and a fee of £2,500 million paid to the UK Government as part of the agreement for the Group not to enter into the Government Asset Protection Scheme. There were significant post-acquisition impairment losses in respect of the HBOS portfolios in both 2009 and 2010.

Total income decreased by £1,830 million, or 4 per cent, to £43,467 million in 2010 compared to £45,297 million in 2009; with a £3,520 million, or 39 per cent, increase in the Group’s net interest income only partly offsetting a £5,350 million, or 15 per cent, decrease in other income.

Net interest income was £3,520 million, or 39 per cent, higher at £12,546 million in 2010 compared to £9,026 million in 2009. Net interest income was increased as the benefit of higher asset pricing more than offset the impact of lower deposit margins. The Group’s net interest margin increased by 61 basis points to 1.67 per cent in 2010 compared to 1.06 per cent in 2009 with increases in both Retail, where margins improved as a result of improved asset pricing and decreases in the LIBOR to base rate spread, and in Wholesale, again as a result of higher asset pricing to reflect customer risk. There was, however, a reduced margin in Wealth and International as a result of lower base rates, a very competitive deposit environment and the impact of impaired lending balances.

Other income was £5,350 million, or 15 per cent, lower at £30,921 million in 2010 compared to £36,271 million in 2009. Fee and commission income was £161 million, or 4 per cent, higher at £4,415 million in 2010 compared to £4,254 million in 2009. Fee and commission expense was £165 million, or 11 per cent, higher at £1,682 million in 2010 compared to £1,517 million in 2009. Net trading income was £3,374 million lower at £15,724 million in 2010 compared to £19,098 million in 2009; this included a reduction of £2,551 million in gains on policyholder investments held in the Group’s insurance businesses (although this was largely offset by a decrease in the related claims expense, see below) as a result of relative market conditions over 2010, compared to 2009; in addition, a loss of £620 million, which was £193 million, or 45 per cent, higher than the loss of £427 million in 2009, arose from the change in fair value of the embedded equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009. During 2010 the Group exchanged certain existing subordinated debt securities for new securities, these exchanges resulted in a gain on extinguishment of the existing liabilities of £423 million, being the difference between the carrying amount of the securities extinguished and the fair value of the new securities together with related fees and costs; this was £1,075 million, or 72 per cent, lower than the gains of £1,498 million realised on similar transactions in 2009.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Insurance claims were £3,508 million lower at an expense of £18,511 million in 2010 compared to £22,019 million in 2009. The insurance claims expense in respect of life and pensions business was £3,413 million, or 16 per cent, lower at £17,972 million in 2010 compared to £21,385 million in 2009 as a result of the relative returns on policyholder investments in the long-term insurance business; this movement in claims was broadly matched by a decrease in net trading income reflecting the gains on those policyholder investments. Insurance claims in respect of general insurance business were £95 million, or 15 per cent, lower at £539 million in 2010 compared to £634 million in 2009, this was due primarily to lower payment protection insurance claims related to unemployment.

Operating expenses increased by £486 million, or 3 per cent, to £16,470 million in 2010 compared to £15,984 million in 2009, this increase principally reflects the £3,200 million payment protection insurance provision in 2010, more than offsetting the impact of the non-repetition of the £2,500 million fee paid to the UK Government in 2009 as part of the agreement for the Group not to enter into the Government Asset Protection Scheme. A pension curtailment gain of £910 million in 2010 was offset by a £557 million increase in integration costs and a £500 million customer goodwill payments provision. Staff costs were £1,206 million, or 18 per cent, lower at £5,469 million in 2010 compared to £6,675 million in 2009. Excluding the pension curtailment gain of £910 million in 2010, staff costs were £296 million, or 4 per cent, lower at £6,379 million in 2010 compared to £6,675 million in 2009, as decreased salary costs, reflecting head count reductions, and lower levels of staff restructuring costs were partly offset by increases in other staff costs (reflecting greater use of agency staff in relation to the integration programme). Premises and equipment costs were £69 million, or 6 per cent, higher at £1,225 million in 2010 compared to £1,156 million in 2009. Other expenses were £4,289 million higher at £7,142 million in 2010 compared to £2,853 million in 2009. This increase reflects the £3,200 million payment protection insurance provision and the £500 million customer goodwill payments provision, both in 2010, and increased communication costs, professional fees and other expenditure in relation to the ongoing integration of the Lloyds TSB and HBOS businesses. Depreciation and amortisation costs were £128 million lower at £2,432 million in 2010 compared to £2,560 million in 2009. In 2010 there was a charge of £202 million in respect of the impairment of tangible fixed assets; and in 2009 there was a charge of £240 million in respect of the impairment of goodwill attributable to the Group’s asset finance business.

Impairment losses decreased by £5,721 million, or 34 per cent, to £10,952 million in 2010 compared to £16,673 million in 2009. Impairment losses in respect of loans and advances to customers were £5,056 million, or 32 per cent, lower at £10,727 million in 2010 compared to £15,783 million in 2009. This reflects improved credit experience in both the Retail and Wholesale divisions as a result of the improving economic environment in the UK and the US; partly offset by increased charges in the International business, especially in Ireland and Australia. The Group’s ‘through the cycle’ credit policies and procedures, which focus on the development of enduring client relationships, have resulted in higher quality new business being originated across the UK and very little new origination took place outside the UK. The Group’s level of impairment is being managed in the current challenging economic environment by the Wholesale business support units and Retail collection and recovery units. The business support model has been expanded from Wholesale across Wealth and International division, with a central team established to manage the Group’s business support activity globally. The Group has also strengthened resources within Retail collections and recoveries to enable more timely engagement with customers experiencing difficulties to drive more effective customer outcomes.

The Group’s share of results of joint ventures and associates was a net loss of £88 million in 2010 compared to a net loss of £752 million in 2009; partly due to reduced losses in the joint venture vehicles and partly reflecting the fact that many of the investments are now substantially written-off.

On 16 January 2009, the Group acquired 100 per cent of the ordinary share capital of HBOS plc. As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill of £11,173 million arose on the acquisition. The negative goodwill was recognised as a ‘Gain on acquisition’ in the income statement for the year ended 31 December 2009. There was no such credit in 2010.

In 2010, the Group incurred a loss on disposal of businesses of £365 million (2009: nil). During 2009, the Group had acquired an oil drilling rig construction business through a previous lending relationship and, in the second half of 2010, the Group reached agreement to dispose of its interests in the two wholly-owned subsidiary companies through which this business operates.

In 2010, the Group recorded a tax credit of £325 million compared to a tax credit of £1,911 million in 2009. The tax credit of £325 million in 2010 arose on a loss before tax of £2,919 million, an effective tax rate of 11 per cent compared to the standard UK corporation tax rate of 28 per cent. This lower rate reflects losses where no deferred tax is recognised together with the impact of the tax charge attributable to UK life insurance policyholders and the Group’s interests in Open Ended Investment Companies (OEICs), which is required to be included within the income tax charge, and a charge resulting from the change in the UK corporation tax rate being largely offset by overseas tax rate differences and other adjustments.

Total assets were £34,817 million lower at £992,438 million at 31 December 2010 compared to £1,027,255 million at 31 December 2009; loans and advances to customers were £34,372 million, or 5 per cent, lower at £592,597 million at 31 December 2010 compared to £626,969 million at 31 December 2009; and customer deposits were £13,108 million, or 3 per cent, lower at £393,633 million at 31 December 2010 compared to £406,741 million at 31 December 2009; total assets have reduced as the Group has continued its strategy to reduce assets associated with non-relationship lending and investments, including business which is outside the Group’s current risk appetite. During 2009, the Group had identified approximately £300 billion of such assets; and confirmed that it is the Group’s intention to manage these assets for value and that, given the current economic climate, the primary focus would be on running these assets down over time. Over the next several years, the Group expects to achieve a reduction in these assets of approximately £200 billion (customer lending approximately £140 billion; treasury assets £60 billion). The reduction in total assets was substantially driven by reductions in non-core lending portfolios across the three banking divisions, continued customer deleveraging and de-risking and subdued demand in lending markets.

The Group’s credit market exposures primarily relate to asset-backed security exposures held in the Wholesale division; on the balance sheet these exposures are classified as loans and receivables, available-for-sale or trading and other financial assets at fair value through profit or loss depending on the nature of the investment. A detailed analysis of these asset-backed security exposures is provided in note 56 to the consolidated financial statements. The Wholesale division’s total exposure to asset-backed securities has decreased by £8,139 million from £42,863 million at 31 December 2009 to £34,724 million at 31 December 2010 as these investments continue to run-off.

Mortgage-backed security exposures were £2,562 million lower at £15,656 million at 31 December 2010 compared to £18,218 million at 31 December 2009. Exposures to Alt-A US residential mortgage-backed securities were £267 million lower at £3,700 million at 31 December 2010 compared to £3,967 million at 31 December 2009; there is no exposure to sub-prime US residential mortgage-backed securities.

For credit market exposures the Group’s approach is to analyse the underlying transaction to determine whether it needs to place reliance on any protection provided by an insurer or guarantor. In note 56 to the consolidated financial statements the Group discloses its exposures where reliance is placed on monoline insurers, which are limited to a total of £254 million at 31 December 2010 (31 December 2009: £444 million); all of the exposure at 31 December 2010 is rated AA.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

At the end of December 2010, the Group’s capital ratios increased with a total capital ratio on a Basel II basis of 14.5 per cent (compared to 12.4 per cent at 31 December 2009), a tier 1 ratio of 11.0 per cent (compared to 9.6 per cent at 31 December 2009) and a core tier 1 ratio of 9.6 per cent (compared to 8.1 per cent at 31 December 2009). During 2010, risk-weighted assets decreased by £86,935 million to £406,372 million at 31 December 2010 compared to £493,307 million at 31 December 2009; this decrease reflects balance sheet reductions across all banking divisions, a revised assessment of the Retail division’s secured lending risk-weighted assets following improvements in the economic outlook and changes introduced as a result of continuing the process of integrating the Lloyds TSB and HBOS regulatory capital approaches which have impacted particularly on the Wholesale division.

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

Other income was £36,980 million higher at £36,271 million in 2009 compared to a deficit of £709 million in 2008. Fee and commission income was £1,023 million, or 32 per cent, higher at £4,254 million in 2009 compared to £3,231 million in 2008. However, excluding the fee and commission income which arose on the consolidation of HBOS’s post-acquisition results, fee and commission income was £479 million, or 15 per cent, lower at £2,752 million in 2009 compared to £3,231 million in 2008, largely due to a £424 million reduction in insurance broking income as a result of a market-wide move to monthly premiums on payment protection products. Net trading income improved by £28,284 million to net income of £19,098 million in 2009 compared to a net loss of £9,186 million in 2008. Excluding net trading income of £12,093 million arising from the consolidation of the post-acquisition results of HBOS, net trading income improved by £16,191 million to net income of £7,005 million in 2009 compared to a net loss of £9,186 million in 2008. Trading income in 2008 in the Group’s banking operations was particularly impacted by market dislocation, leading to significant downwards valuations on a number of assets; this was not repeated in 2009. In addition there was an improvement of £14,179 million in gains on policyholder investments held in the Group’s insurance businesses (and largely offset by an increase in the claims expense, see below) as the improvement in market conditions had led to trading profits in 2009, compared to substantial losses in 2008. During 2009 the Group exchanged certain existing subordinated debt securities for new securities, these exchanges resulted in a gain on extinguishment of the existing liabilities of £1,498 million, being the difference between the carrying amount of the securities extinguished and the fair value of the new securities together with related fees and costs.

Insurance claims were £24,878 million higher at an expense of £22,019 million in 2009 compared to a credit of £2,859 million in 2008. Excluding the insurance claims expense of £12,385 million arising on the consolidation of HBOS’s post-acquisition results, insurance claims were £12,493 million higher at an expense of £9,634 million in 2009 compared to a credit of £2,859 million in 2008. The insurance claims amount in respect of life and pensions business in 2008 was a credit of £3,052 million as a result of the negative returns in that year on policyholder investments in the long-term insurance business which led to a reduction in insurance related liabilities and a credit to the insurance claims expense; positive returns in 2009 led to the return to an insurance claims expense with the movement in claims being broadly matched by an improvement in net trading income reflecting the gains on policyholder investments. Insurance claims in respect of general insurance business were £441 million higher at £634 million in 2009 compared to £193 million in 2008. Excluding the general insurance claims of £362 million arising on the consolidation of HBOS’s post-acquisition results, general insurance claims were £79 million, or 41 per cent, higher at £272 million in 2009 compared to £193 million in 2008, this was due primarily to higher payment protection insurance claims related to unemployment.

Operating expenses increased by £9,884 million, or 162 per cent, to £15,984 million in 2009 compared to £6,100 million in 2008. Excluding the operating expenses of £6,456 million arising on the consolidation of HBOS’s post-acquisition results, operating expenses were £3,428 million, or 56 per cent, higher at £9,528 million in 2009 compared to £6,100 million in 2008; this increase principally reflected the £2,500 million fee paid to the UK Government as part of the agreement for the Group not to enter into the Government Asset Protection Scheme, costs of £635 million borne within the Lloyds TSB businesses in respect of the integration of the enlarged group and an increased charge in respect of goodwill impairment, only partly offset by the fact that operating expenses in 2008 included a £180 million settlement in relation to certain historic US dollar payments which was not repeated in 2009. Staff costs were £3,697 million, or 124 per cent, higher at £6,675 million compared to £2,978 million in 2008. Excluding the staff costs of £3,014 million that arose on consolidation of the post-acquisition results of HBOS, staff costs were £683 million, or 23 per cent, higher at £3,661 million in 2009 compared to £2,978 million in 2008, with particular increases in restructuring costs and other staff costs (reflecting increased use of agency staff in relation to the integration programme). Premises and equipment costs were £506 million, or 78 per cent, higher at £1,156 million in 2009 compared to £650 million in 2008. Excluding the premises and equipment costs that arose on the consolidation of the post-acquisition results of HBOS, premises and equipment costs were £84 million, or 13 per cent, higher at £734 million in 2009 compared to £650 million in 2008. Other expenses were £1,167 million, or 69 per cent, higher at £2,853 million in 2009 compared to £1,686 million in 2008. Excluding the £1,185 million of costs that arose on consolidation of the post-acquisition results of HBOS, other expenses were £18 million, or 1 per cent, lower at £1,668 million in 2009 compared to £1,686 million in 2008; however other expenses in 2008 included the £180 million settlement in relation to certain historic US dollar payments and, excluding this, other expenses excluding HBOS in 2009 were £162 million, or 11 per cent, higher at £1,668 million compared to £1,506 million in 2008. Depreciation and amortisation costs were £1,874 million higher at £2,560 million compared to £686 million in 2008; £1,813 million of this increase reflected the impact of consolidation of the post-acquisition results of HBOS. A charge of £240 million (2008: £100 million) arose in respect of the impairment of goodwill attributable to the Group’s asset finance business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Impairment losses increased by £13,661 million to £16,673 million in 2009 compared to £3,012 million in 2008. Excluding the impairment losses of £12,257 million arising from the consolidation of HBOS’s post-acquisition results, impairment losses were £1,404 million, or 47 per cent, higher at £4,416 million in 2009 compared to £3,012 million in 2008; this increase included £1,664 million in respect of loans and advances to customers and reflected the substantial deterioration in the credit environment; partly offset by a reduction in the charge in respect of loans and advances to banks and other impairment provisions. During 2009, following the acquisition of HBOS, the Group experienced a significant rise in impairment levels in its lending portfolios. This largely represented falls in the value of commercial real estate and the impact of the economic deterioration during that year, including the effects of rising unemployment and reduced corporate cash flows. The Group spent a significant amount of time analysing and addressing the issues in the legacy HBOS portfolios, with the greatest attention paid to the over-concentration in real estate related lending and those portfolios that fell outside of the Lloyds TSB risk appetite; and, as a consequence, the Group took prudent and material impairment charges in the period following the acquisition.

The Group’s share of results of joint ventures and associates was a net loss of £752 million in 2009 compared to a net profit of £4 million in 2008. However, excluding the losses of £755 million arising on the consolidation of HBOS’s post-acquisition results, the share of results of joint ventures and associates was £1 million, or 25 per cent, lower at a profit of £3 million compared to a profit of £4 million in 2008.

On 16 January 2009, the Group acquired 100 per cent of the ordinary share capital of HBOS plc. The consideration for the acquisition of HBOS comprised the issue of 7,776 million ordinary shares in Lloyds Banking Group plc together with the costs of acquisition. In determining the fair value of the consideration, the Company used the share price of its equity securities quoted on the London Stock Exchange, as at the date of completion. As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill of £11,173 million arose on the acquisition. The negative goodwill was recognised as a ‘Gain on acquisition’ in the income statement for the year ended 31 December 2009.

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

In 2009, the Group recorded a tax credit of £1,911 million compared to a tax credit of £38 million in 2008. The tax credit in 2009 on a profit before tax of £1,042 million reflected the fact that the gain on acquisition of £11,173 million was not taxable, partly offset by the impact of losses in joint ventures and associates, losses where no deferred tax was provided and the tax charge attributable to UK life insurance policyholders and the Group’s interests in Open Ended Investment Companies (OEICs), which is required to be included within the income tax credit.

Total assets were £591,222 million higher at £1,027,255 million at 31 December 2009 compared to £436,033 million at 31 December 2008; loans and advances to customers were £386,625 million higher at £626,969 million at 31 December 2009 compared to £240,344 million at 31 December 2008; and customer deposits were £235,803 million higher at £406,741 million at 31 December 2009 compared to £170,938 million at 31 December 2008. These increases reflected the impact of the HBOS acquisition and, after allowing for the acquisition, total assets had reduced as the Group commenced its announced strategy to reduce assets associated with non-relationship lending and investments, including business which was outside the Group’s current risk appetite. During 2009, this portfolio of assets reduced by some £60 billion. Subsequent to the HBOS acquisition, the Group’s loans and advances to customers decreased as a result of the alignment of heritage risk appetites in Retail, a reduction in wholesale lending in Corporate Markets and a reduction in Wealth and International; customer deposits also decreased as growth in Retail was offset by the planned reduction in higher interest paying term deposits elsewhere.

The Group’s credit market exposures primarily relate to asset-backed security exposures held in the Wholesale division; a detailed analysis of these asset-backed security exposures is provided in note 56 to the consolidated financial statements. The total exposure to asset-backed securities had increased by £29,769 million from £16,521 million at 31 December 2008 to £46,290 million at 31 December 2009; however £31,010 million of these assets arose within the heritage HBOS business and, excluding these, total exposure to asset-backed securities was £1,241 million lower at £15,280 million at 31 December 2009 compared to £16,521 million at 31 December 2008.

Mortgage-backed security exposures were £11,817 million higher at £18,218 million, although excluding the heritage HBOS exposures they were £1,303 million lower at £5,098 million compared to £6,401 million at 31 December 2008. Exposures to Alt-A US residential mortgage-backed securities were £3,479 million higher, although adjusting for the heritage HBOS assets they were £167 million lower at £321 million compared to £488 million at 31 December 2008; there was no exposure to sub-prime US residential mortgage-backed securities.

For credit market exposures the Group’s approach is to analyse the underlying transaction to determine whether it needs to place reliance on any protection provided by an insurer or guarantor. In note 56 to the consolidated financial statements the Group discloses its exposures where reliance is placed on monoline insurers, which were limited to a total of £444 million at 31 December 2009. Of this total exposure, £436 million was rated AA with the remaining £8 million being sub-investment grade.

At the end of December 2009, the Group’s capital ratios, following the capital raising in December 2009, increased with a total capital ratio on a Basel II basis of 12.4 per cent (compared to 11.2 per cent at 31 December 2008), a tier 1 ratio of 9.6 per cent (compared to 8.0 per cent at 31 December 2008) and a core tier 1 ratio of 8.1 per cent (compared to 5.6 per cent at 31 December 2008). During 2009, risk-weighted assets had increased by £322,817 million to £493,307 million compared to £170,490 million at 31 December 2008; this increase reflected the impact of the HBOS acquisition and, after allowing for the acquisition, there was a small decrease in risk-weighted assets as the effect of a reduction in balance sheet assets was partly offset by the procyclical impact of the weaker economic environment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

NET INTEREST INCOME

	2010	2009	2008

Net interest income £m	12,546	9,026	7,718
Average interest-earning assets £m	753,415	849,534	293,967
Average rates:
– Gross yield on interest-earning assets%[1]	3.89	3.32	5.98
– Interest spread%[2]	1.62	1.02	2.37
– Net interest margin%[3]	1.67	1.06	2.63

[1]	Gross yield is the rate of interest earned on average interest-earning assets.

[2]	Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

[3]

The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

2010 COMPARED WITH 2009

Net interest income was £3,520 million, or 39 per cent, higher at £12,546 million in 2010 compared to £9,026 million in 2009. Interest and similar income was £1,102 million, or 4 per cent, higher at £29,340 million in 2010 compared to £28,238 million in 2009; and interest and similar expense was £2,418 million, or 13 per cent, lower at £16,794 million in 2010 compared to £19,212 million in 2009. In the Retail division, this reflects higher asset pricing (partly due to mortgage customers moving onto and staying on standard variable rates and lending being priced to more appropriately reflect risk and rising funding costs), in part offset by the impact on interest expense of lower LIBOR to base rate spreads although there has been a reduction in the more expensive deposit balances. In the Wholesale division, lending is also being re-priced to reflect customer risk profiles resulting in higher customer margins on new business and from re-pricing on renewals. Across the Group, there has been some increase in funding costs as a result of the Group’s improved funding profile but there has been a benefit from a £723 million reduction in the amounts payable to unit holders in those Open-Ended Investment Companies included in the consolidated results of the Group (although, since these are policyholder items, there is no impact on profit attributable to shareholders).

Average interest-earning assets were £96,119 million, or 11 per cent, lower at £753,415 million in 2010 compared to £849,534 million in 2009. This reduction reflects the successful removal of assets which are outside of the Group’s risk appetite from the Group’s balance sheet.

Average interest-earning assets in Retail were £11,175 million, or 3 per cent, lower at £373,108 million in 2010 compared to £384,283 million in 2009. Average personal mortgage balances were £7,141 million, or 2 per cent, lower at £342,731 million in 2010 compared to £349,872 million in 2009, in part reflecting a slight reduction in demand in the UK mortgage market in 2010; Retail has continued to focus on supporting the housing market with 70 per cent of new lending being for house purchases rather than re-mortgages. Average other personal lending balances were £4,034 million, or 12 per cent, lower at £30,377 million in 2010 compared to £34,411 million in 2009 as a result of reduced customer demand for credit and customers continuing to reduce their personal indebtedness, with reductions in both unsecured loan and credit card balances.

Average interest-earning assets across the rest of the Group were £84,944 million, or 18 per cent, lower at £380,307 million in 2010 compared to £465,251 million in 2009. Relationship lending and similar average interest-earning assets in Wholesale were £25,040 million, or 11 per cent, lower at £196,040 million in 2010 compared to £221,080 million in 2009 as demand for new corporate lending and refinancing of existing facilities was more than offset by the level of maturities, reflecting a continuing trend of subdued corporate lending and customer deleveraging. Such balances in Wealth and International were £645 million, or 1 per cent, lower at £68,238 million in 2010 compared to £68,883 million in 2009. The remainder of the Group’s average interest-earning assets, which include certain non-relationship and treasury-related balances in the Wholesale division and the bank deposits held in the insurance businesses, were £59,259 million, or 34 per cent, lower at £116,029 million in 2010 compared to £175,288 million in 2009; this reflects planned balance sheet reductions.

The Group’s net interest margin increased by 61 basis points to 1.67 per cent in 2010 compared to 1.06 per cent in 2009 with increases in Retail and Wholesale only partly offset by reduced margins in the Wealth and International business. Margins in Retail improved as a result of improved asset pricing and decreases in the LIBOR to base rate spread. In Wholesale margins were also improved, again as result of higher asset pricing to reflect customer risk. Declining margins in Wealth and International reflected reduced base rates, a very competitive deposit environment and the impact of impaired lending balances.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Excluding the average interest-earning assets arising on the consolidation of HBOS’s post-acquisition results, average personal mortgage balances within Retail were £5,973 million, or 6 per cent, higher at £106,068 million in 2009 compared to £100,095 million in 2008 as a result of the full-year effect on average balances of mortgage growth during 2008; period end mortgage balances being little changed over 2009. Average other personal lending balances within Retail were flat as the full-year effect on average balances of lending growth during 2008 was offset by the impact of lower lending balances over 2009 as customers reduced their personal indebtedness and did not take on new financial commitments in the difficult economic environment. Average interest-earning assets in the Group’s other businesses were £23,312 million, or 14 per cent, higher at £190,591 million in 2009 compared to £167,279 million in 2008 as the full year benefit of lending growth over 2008 more than offset the asset reductions in 2009.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER INCOME

	2010 £m	2009 £m	2008 £m
Fee and commission income:
– Current account fees	1,086	1,088	707
– Credit and debit card fees	812	765	581
– Other	2,517	2,401	1,943
	4,415	4,254	3,231
Fee and commission expense	(1,682)	(1,517)	(694)
Net fee and commission income	2,733	2,737	2,537
Net trading income	15,724	19,098	(9,186)
Insurance premium income	8,148	8,946	5,412
Gains on capital transactions	423	1,498	—
Other	3,893	3,992	528
Other operating income	4,316	5,490	528
Total other income	30,921	36,271	(709)

2010 COMPARED WITH 2009

Other income was £5,350 million lower at £30,921 million in 2010 compared to £36,271 million in 2009, as a result of the factors discussed below.

Fee and commission income was £161 million, or 4 per cent, higher at £4,415 million in 2010 compared to £4,254 million in 2009. Current account fees were little changed at £1,086 million in 2010 compared to £1,088 million in 2009 but credit and debit card fees were £47 million, or 6 per cent, higher at £812 million in 2010 compared to £765 million in 2009. Other fee and commission income was £116 million, or 5 per cent, higher at £2,517 million in 2010 compared to £2,401 million in 2009.

Fee and commission expense was £165 million, or 11 per cent, higher at £1,682 million in 2010 compared to £1,517 million in 2009. There have been increases in fees payable related to added-value account packages and higher levels of card fees payable, as well as increased levels of fees payable in respect of the Group’s fund management activities.

Net trading income was £3,374 million lower at £15,724 million in 2010 compared to £19,098 million in 2009. Net trading income within the insurance businesses was £2,551 million, or 16 per cent, lower at £13,749 million in 2010 compared to £16,300 million in 2009 reflecting a more subdued market performance in 2010 (equity market values increased by 9 per cent in 2010 compared to 22 per cent in 2009) although this decrease and the reduction in long-term insurance premium income are largely offset by the decrease in the insurance claims expense. A loss of £620 million, which was £193 million, or 45 per cent, higher than the loss of £427 million in 2009, arose from the change in fair value of the embedded equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009. Net trading income within the Group’s banking activities was £630 million, or 20 per cent, lower at £2,595 million in 2010 compared to £3,225 million in 2009 as the Group continues to reduce activities outside of its risk appetite.

Insurance premium income was £798 million, or 9 per cent, lower at £8,148 million in 2010 compared to £8,946 million in 2009. Earned premiums in respect of the Group’s long-term life and pensions business were £687 million, or 9 per cent lower at £6,773 million in 2010 compared to £7,460 million in 2009, this reflects reduced new business sales, mainly as a result of the withdrawal, during 2009, of certain HBOS legacy products with lower returns. General insurance earned premiums were £111 million lower at £1,375 million in 2010 compared to £1,486 million in 2009; this primarily reflects the Group’s withdrawal from the payment protection insurance market in July 2010.

During 2009 and 2010, as part of the Group’s management of capital, the Group exchanged certain existing subordinated debt securities for new subordinated debt securities and ordinary shares. These exchanges resulted in a gain on extinguishment of the existing liabilities of £423 million (2009: £1,498 million), being the difference between the carrying value of the securities extinguished and the fair value of the new securities issued together with related fees and costs. On 18 February 2010, as part of the Group’s recapitalisation and exit from its proposed participation in the Government Asset Protection Scheme, Lloyds Banking Group plc issued 3,141 million ordinary shares in exchange for certain existing preference shares and preferred securities. This exchange resulted in a gain of £85 million. During March 2010 the Group entered into a bilateral exchange, under which certain Enhanced Capital Notes denominated in Japanese Yen were exchanged for an issue of new Enhanced Capital Notes denominated in US Dollars; the securities subject to the exchange were cancelled and a profit of £20 million arose. In addition, during May and June 2010 the Group completed the exchange of a number of outstanding capital securities issued by Lloyds Banking Group plc and certain of its subsidiaries for ordinary shares in Lloyds Banking Group plc. The securities subject to exchange were cancelled, generating a total profit of £318 million for the Group.

Other operating income, excluding the gains on capital transactions, was £99 million lower at £3,893 million in 2010 compared to £3,992 million in 2009; increased gains on disposal of available-for-sale financial assets were more than offset by lower levels of operating lease rentals receivable and a reduction in the income arising from the movement in value of in-force business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2009 COMPARED WITH 2008

Other income was £36,980 million higher at £36,271 million in 2009 compared to a deficit of £709 million in 2008, as a result of the factors discussed below.

Fee and commission income was £1,023 million, or 32 per cent, higher at £4,254 million in 2009 compared to £3,231 million in 2008. However, excluding the fee and commission income that arose on the consolidation of HBOS’s post-acquisition results, fee and commission income was £479 million, or 15 per cent, lower at £2,752 million in 2009 compared to £3,231 million in 2008. The £479 million decrease in fee and commission income excluding the fee income in HBOS was largely due to a £424 million reduction in insurance broking income as a result of a market-wide move to monthly premiums on payment protection products, rather than up-front annual income.

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

Net trading income improved by £28,284 million to net income of £19,098 million in 2009 compared to a net loss of £9,186 million in 2008. Excluding net trading income of £12,093 million arising from the consolidation of the post-acquisition results of HBOS, net trading income improved by £16,191 million to net income of £7,005 million in 2009 compared to a net loss of £9,186 million in 2008. Trading income in 2008 in the Group’s banking operations was particularly impacted by market dislocation, leading to significant downwards valuations on a number of assets; this was not repeated in 2009. In addition there was an improvement of £14,179 million in gains on policyholder investments held in the Group’s insurance businesses (and largely offset by an increase in the claims expense) as the improvement in market conditions led to trading profits in 2009, compared to substantial losses in 2008.

Insurance premium income was £3,534 million, or 65 per cent, higher at £8,946 million in 2009 compared to £5,412 million in 2008. Excluding the premium income of £4,718 million that arose on consolidation of the post-acquisition results of HBOS, insurance premium income was £1,184 million, or 22 per cent, lower at £4,228 million in 2009 compared to £5,412 million in 2008. Earned premiums in respect of the Group’s long-term life and pensions business were £2,660 million, or 55 per cent, higher at £7,460 million in 2009 compared to £4,800 million in 2008. The consolidation of the post-acquisition results of HBOS contributed £3,890 million and, excluding this, premiums were £1,230 million, or 26 per cent, lower at £3,570 million in 2009 compared to £4,800 million in 2008; this reflected reduced new business sales as a result of a general contraction in the UK market. General insurance earned premiums were £874 million higher at £1,486 million in 2009 compared to £612 million in 2008. Excluding premiums of £828 million arising from the consolidation of the post-acquisition results of HBOS, general insurance earned premiums were £46 million, or 8 per cent, higher at £658 million in 2009 compared to £612 million in 2008; this primarily reflected modest growth in home insurance income.

During 2009 the Group exchanged certain existing subordinated debt securities for new securities, these exchanges resulted in a gain on extinguishment of the existing liabilities of £1,498 million, being the difference between the carrying amount of the securities extinguished and the fair value of the new securities together with related fees and costs; this gain arose because the balance sheet carrying values of these investments were in excess of market valuations at the time. In the first half of 2009, undated subordinated notes issued by a number of Group companies were exchanged for innovative tier 1 securities and senior unsecured notes issued by Lloyds TSB Bank plc. These exchanges resulted in a gain of £745 million. In July 2009, dated and undated subordinated liabilities issued by Clerical Medical Finance plc were exchanged for senior unsecured notes issued by Lloyds TSB Bank plc resulting in a gain of £30 million. In November 2009, as part of the restructuring plan that was a requirement for EC approval of state aid received by the Group, the Group agreed to suspend the payment of coupons and dividends on certain of the Group’s preference shares and preferred securities for the two year period from 31 January 2010 to 31 January 2012. This suspension gave rise to a partial extinguishment of the original liability, equivalent to the present value of the suspended cash flows. During December 2009, as part of the Group’s recapitalisation and exit from the Government Asset Protection Scheme, certain preference shares, preferred securities and undated subordinated notes were exchanged for enhanced capital notes. These exchanges, together with the partial extinguishment of liabilities arising from the suspension of payments on coupons, resulted in a gain of £723 million.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING EXPENSES

	2010 £m	2009 £m	2008[1] £m
Administrative expenses:
Staff:
– Salaries	4,220	4,369	2,230
– Social security costs	396	383	176
– Pensions and other post-retirement benefit schemes:
Curtailment gain	(910)	—	—
Other	628	744	235
	(282)	744	235
– Restructuring costs	119	412	14
– Other staff costs	1,016	767	323
	5,469	6,675	2,978
Premises and equipment:
– Rent and rates	601	569	318
– Hire of equipment	18	20	16
– Repairs and maintenance	199	226	151
– Other	407	341	165
	1,225	1,156	650
Other expenses:
– Communications and data processing	891	668	455
– Advertising and promotion	362	335	194
– Professional fees	742	540	229
– Payment protection insurance provision	3,200	—	—
– Customer goodwill payments provision	500	—	—
– Other	1,447	1,310	808
	7,142	2,853	1,686
Depreciation and amortisation:
– Depreciation of tangible fixed assets	1,635	1,716	648
– Amortisation of acquired value of in-force non-participating investment contracts	76	75	—
– Amortisation of other intangible assets	721	769	38
	2,432	2,560	686
Impairment of tangible fixed assets[2]	202	—	—
Goodwill impairment	—	240	100
Total operating expenses, excluding Government Asset Protection Scheme fee	16,470	13,484	6,100
Government Asset Protection Scheme fee	—	2,500	—
Total operating expenses	16,470	15,984	6,100
Cost:income ratio (%)[3]	66.0	68.7	61.8

1	Restated in 2009 for IFRS 2 (Revised).

2	£52 million of the impairment of tangible fixed assets relates to integration activities.

3	Total operating expenses divided by total income, net of insurance claims.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2010 COMPARED WITH 2009

Operating expenses increased by £486 million, or 3 per cent, to £16,470 million in 2010 compared to £15,984 million in 2009. This increase principally reflects the £3,200 million payment protection insurance provision in 2010, which more than offset the non-repetition of the £2,500 million fee paid in 2009 to the UK Government as part of the agreement for the Group not to enter into the Government Asset Protection Scheme.

Staff costs were £1,206 million, or 18 per cent, lower at £5,469 million in 2010 compared to £6,675 million in 2009. Staff costs in 2010 were reduced by a curtailment gain related to the Group’s pension schemes. Following changes by the Group to the terms of its UK defined benefit pension schemes, all future increases to pensionable salary will be capped each year at the lower of: Retail Prices Index inflation; each employee’s actual percentage increase in pay; and 2 per cent of pensionable pay. In addition to this, during 2010 there was also a change in commutation factors in certain defined benefit schemes. The combined effect of these changes was a reduction in the Group’s defined benefit obligation of £1,081 million and a reduction in the Group’s unrecognised actuarial losses of £171 million, resulting in a net curtailment gain of £910 million recognised in the income statement. Excluding the pension curtailment gain of £910 million in 2010, staff costs were £296 million, or 4 per cent, lower at £6,379 million in 2010 compared to £6,675 million in 2009. Salaries were £149 million, or 3 per cent, lower at £4,220 million in 2010 compared to £4,369 million in 2009 as the impact of annual pay rises has been more than offset by staff reductions; pension costs, excluding the curtailment gain, were £116 million, or 16 per cent, lower at £628 million in 2010 compared to £744 million in 2009, principally as a result of increased asset levels in the defined benefit schemes at the end of 2009 which led to a higher expected return; staff restructuring costs were £293 million, or 71 per cent, lower at £119 million in 2010 compared to £412 million in 2009 principally as the significant staff rationalisations as part of the Group integration programme in 2009 were not repeated in 2010; and other staff costs were £249 million, or 32 per cent higher at £1,016 million in 2010 compared to £767 million in 2009, largely reflecting increased use of agency staff in relation to the integration programme.

Premises and equipment costs were £69 million, or 6 per cent, higher at £1,225 million in 2010 compared to £1,156 million in 2009. Rent and rates were £32 million, or 6 per cent, higher at £601 million in 2010 compared to £569 million in 2009, largely as a result of rent reviews; and other premises and equipment costs were £66 million, or 19 per cent, higher at £407 million in 2010 compared to £341 million in 2009 largely reflecting integration-related expenditure.

Other expenses were £4,289 million higher at £7,142 million in 2010 compared to £2,853 million in 2009. This increase principally reflects the £3,200 million payment protection insurance provision in 2010. On 8 October 2010, the British Bankers’ Association (BBA), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on 20 April 2011 judgment was handed down by the High Court dismissing the BBA’s application. Since publication of the judgment, the Group has been in discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement. As a result, and given the initial analysis that the Group has conducted of compliance with applicable sales standards which is continuing, the Group has concluded that there are certain circumstances where customer contact and/or redress will be appropriate. Accordingly the Group has made a provision in its income statement for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such contact and/or redress, including administration expenses. Other expenses in 2010 also include a £500 million customer goodwill payments provision. Lloyds Banking Group has been in discussions with the FSA regarding the application of an interest variation clause in certain Bank of Scotland plc variable rate mortgage contracts where the wording in the offer documents received by certain customers had the potential to cause confusion. The relevant mortgages were written between 2004 and 2007 by Bank of Scotland plc under the ‘Halifax’ brand. In February 2011, the Group reached agreement with the FSA in relation to initiating a customer review and contact programme and making goodwill payments to affected customers. In order to make these goodwill payments, Bank of Scotland plc has applied for a Voluntary Variation of Permission to carry out the customer review and contact programme to bring it within section 404F(7) of FSMA 2000.

Excluding the payment protection insurance provision and the customer goodwill payments provision, other expenses in 2010 were £589 million, or 21 per cent, higher at £3,442 million compared to £2,853 million in 2009. Communications and data processing costs were £223 million, or 33 per cent, higher at £891 million in 2010 compared to £668 million in 2009 and professional fees were £202 million, or 37 per cent, higher at £742 million in 2010 compared to £540 million in 2009; in both cases reflecting increased levels of integration-related expenditure.

Depreciation and amortisation costs were £128 million, or 5 per cent, lower at £2,432 million in 2010 compared to £2,560 million in 2009.

A charge of £202 million (2009: nil) arose in respect of the impairment of tangible fixed assets. During 2009, the Group had acquired an oil drilling rig construction business through a previous lending relationship and consolidated the results and net assets of the business from the date it exercised control; during 2010, as a result of a deteriorating market, the Group impaired the oil drilling rigs under construction held by the business by £150 million to reflect their reduced value in use. A further £52 million impairment charge related to the write-off of certain tangible fixed assets as a result of integration activities.

In 2009, a charge of £240 million had arisen in respect of the impairment of goodwill; there was no impairment charge in respect of goodwill in 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2009 COMPARED WITH 2008

Operating expenses increased by £9,884 million, or 162 per cent, to £15,984 million in 2009 compared to £6,100 million in 2008. Excluding the operating expenses of £6,456 million arising on the consolidation of HBOS’s post-acquisition results, operating expenses were £3,428 million, or 56 per cent, higher at £9,528 million in 2009 compared to £6,100 million in 2008; this increase principally reflected the £2,500 million fee paid to the UK Government as part of the agreement for the Group not to enter into the Government Asset Protection Scheme, costs of £635 million borne within the Lloyds TSB businesses in respect of the integration of the enlarged Group and an increased charge in respect of goodwill impairment, only partly offset by the fact that operating expenses in 2008 had included a £180 million settlement in relation to certain historic US dollar payments which was not repeated in 2009.

Staff costs were £3,697 million, or 124 per cent, higher at £6,675 million compared to £2,978 million in 2008. Excluding the staff costs of £3,014 million that arose on consolidation of the post-acquisition results of HBOS, staff costs were £683 million, or 23 per cent, higher at £3,661 million in 2009 compared to £2,978 million in 2008. Excluding the costs within HBOS, salaries were £87 million, or 4 per cent, higher as the impact of annual pay rises more than offset staff reductions; pension costs were £128 million higher principally as a result of reduced asset levels in the defined benefit schemes at the end of 2008 which led to a lower expected return; restructuring costs were £209 million higher principally as a result of staff rationalisation as part of the Group’s integration programme; and other staff costs were £241 million higher, partly reflecting increased use of agency staff in relation to the integration programme.

Premises and equipment costs were £506 million, or 78 per cent, higher at £1,156 million in 2009 compared to £650 million in 2008. Excluding the premises and equipment costs that arose on the consolidation of the post-acquisition results of HBOS, premises and equipment costs were £84 million, or 13 per cent, higher at £734 million in 2009 compared to £650 million in 2008; rent and rates were £30 million higher, largely as a result of rent reviews, repairs and maintenance costs were £24 million higher and other premises and equipment costs were £36 million higher.

Other expenses were £1,167 million, or 69 per cent, higher at £2,853 million in 2009 compared to £1,686 million in 2008. Excluding the £1,185 million of costs that arose on consolidation of the post-acquisition results of HBOS, other expenses were £18 million, or 1 per cent, lower at £1,668 million in 2009 compared to £1,686 million in 2008; however other expenses in 2008 included the £180 million settlement in relation to certain historic US dollar payments and, excluding this, other expenses excluding HBOS in 2009 were £162 million, or 11 per cent, higher at £1,668 million compared to £1,506 million in 2008. On this basis, professional fees were higher as a result of consultancy and other costs incurred in relation to integration, the Group’s consideration of the Government Asset Protection Scheme and other strategic projects; there were also increases in communications and data processing costs.

Depreciation and amortisation costs were £1,874 million higher at £2,560 million compared to £686 million in 2008. Depreciation of tangible fixed assets was £1,068 million higher at £1,716 million compared to £648 million in 2008; £1,035 million of this increase reflected the impact of consolidation of the post-acquisition results of HBOS. Amortisation of £75 million in respect of the acquired value of in-force non-participating investment contracts and £703 million in respect of acquisition-related intangibles (brands, core deposit intangibles, purchased credit card relationships and other customer-related intangibles) arose from the acquisition of HBOS.

A charge of £240 million (2008: £100 million) arose in respect of the impairment of goodwill. The Group reviews goodwill held on its balance sheet for impairment at least annually or when events or changes in economic circumstances indicate that an impairment may have taken place. Goodwill attributable to the Group’s Asset Finance business, for which an impairment charge of £100 million was recognised in the Group’s financial statements for the year ended 31 December 2008, had been further reviewed for impairment in 2009 due to the continuing uncertainties over the short-term macroeconomic environment. As a consequence, the carrying value of the consumer finance cash generating unit in Asset Finance (within Wholesale division) was reassessed resulting in an additional goodwill impairment charge of £240 million in the year ended 31 December 2009.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENT

	2010 £m	2009 £m	2008 £m
Impairment losses on loans and receivables:
Loans and advances to banks	(13)	(3)	135
Loans and advances to customers	10,727	15,783	2,584
Debt securities classified as loans and receivables	57	248	157
Total impairment losses on loans and receivables	10,771	16,028	2,876
Impairment of available-for-sale financial assets	106	602	130
Other credit risk provisions	75	43	6
Total impairment charged to the income statement	10,952	16,673	3,012

2010 COMPARED WITH 2009

Impairment losses decreased by £5,721 million, or 34 per cent, to £10,952 million in 2010 compared to £16,673 million in 2009.

The reduction in the Group’s impairment charge in 2010 reflected stabilisation of the wholesale portfolios and improved retail affordability and performance. Improvements in Wholesale and Retail more than offset increased impairment charges in Ireland and Australia, the latter caused by difficult market conditions. The Group’s ‘through the cycle’ credit policies and procedures, which focus on the development of enduring client relationships, have resulted in higher quality new business being originated across the UK and very little new origination took place outside the UK. The Group’s level of impairment is being managed in the current challenging economic environment by the Wholesale business support units and Retail collection and recovery units. The business support model has been expanded from Wholesale across Wealth and International division, with a central team established to manage the Group’s business support activity globally. The Group has also strengthened resources within Retail collections and recoveries to enable more timely engagement with customers experiencing difficulties to drive more effective customer outcomes. The Group has actively reduced limits to Portugal, Ireland, Italy, Greece and Spain over the last two years, with the associated country risk profile modest in the context of the Group’s asset base.

The impairment charge in respect of loans and advances to customers was £5,056 million, or 32 per cent, lower at £10,727 million in 2010 compared to £15,783 million in 2009. This improvement reflects reduced impairment charges in both Retail, as a result of the improved quality of new business and a slow recovery in the UK economy, and Wholesale, where stabilising economic conditions have led to lower impairment charges, particularly in the corporate real estate and real estate-related UK and US portfolios; only partly offset by increased impairment charges in Wealth and International as a result of difficult market conditions in a number of locations abroad, particularly Ireland and Australia, and especially in relation to the commercial real estate portfolios in those locations. The level of losses continues to be dominated by the economic environment in Ireland, and to a lesser extent has also been influenced by the performance of specific areas of the Australian economy.

In Retail, there was a lower secured impairment charge reflecting reduced impaired loan levels and improved arrears in the first half of 2010, although in the second half, and particularly in the last quarter, the Group saw some signs of strain, with fewer customers returning their accounts to order than was the case six months previously. Although house prices fell slightly over 2010, the proportion of the mortgage portfolio with an indexed loan-to-value of greater than 100 per cent was broadly stable at 13 per cent. The value of the portfolio with an indexed loan-to-value greater than 100 per cent and more than three months in arrears increased by £0.2 billion and at 31 December 2010 was £3.2 billion, representing 0.9 per cent of the portfolio. The number of mortgage customers new to arrears has also remained relatively stable in the last twelve months, and is now well below the peak experienced in the second half of 2008. There was a decrease in the unsecured impairment charge, reflecting continued improving portfolio trends resulting from application of the Group’s risk appetite, management actions taken over the past two years, and stable unemployment. Unsecured impaired loans decreased as a result of fewer cases going into arrears, improved quality of new business and increased write off of impaired loans.

The Wholesale impairment charge decreased as a result of the significant actions which were taken in the first half of 2009 on the heritage HBOS portfolios (including the identification of large impairments post the HBOS acquisition, especially in corporate real estate, real estate-related and Corporate (UK and US) portfolios), together with the stabilising UK and US economic environment in 2010, with a low interest rate environment helping to maintain defaults at a lower level and a number of write backs due to asset disposals.

The impairment charge in respect of loans and advances to banks improved by £10 million to a credit of £13 million compared to a credit of £3 million in 2009; this reflects releases in respect of a small number of specific exposures. The impairment charge in respect of debt securities classified as loans and receivables decreased by £191 million, or 77 per cent, to £57 million in 2010 compared to £248 million in 2009. Impairment losses in respect of available-for-sale financial assets were £496 million lower at £106 million in 2010 compared to £602 million in 2009. The charge in respect of other credit risk provisions was £32 million, or 74 per cent, higher at £75 million in 2010 compared to £43 million in 2009, as a result of a small number of specific new cases that arose in 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2009 COMPARED WITH 2008

Impairment losses increased by £13,661 million to £16,673 million in 2009 compared to £3,012 million in 2008. Excluding the impairment losses of £12,257 million arising on the consolidation of HBOS’s post-acquisition results, impairment losses were £1,404 million, or 47 per cent, higher at £4,416 million in 2009 compared to a £3,012 million in 2008; this increase included £1,664 million in respect of loans and advances to customers and reflected the substantial deterioration in the credit environment in 2009; partly offset by a reduction in the charge in respect of loans and advances to banks and other impairment provisions.

The impairment charge in respect of loans and advances to customers was £13,199 million higher at £15,783 million in 2009 compared to £2,584 million in 2008. Excluding the impairment losses of £11,535 million arising on the consolidation of HBOS’s post-acquisition results, impairment losses in respect of loans and advances to customers were £1,664 million, or 64 per cent, higher at £4,248 million in 2009 compared to £2,584 million in 2008. This reflected the substantial deterioration in the credit environment in 2009 leading to increased charges in respect of both unsecured personal lending, as rising UK unemployment impacted the charge in both the retail banking and asset finance operations, and non-personal lending. During 2009, following the acquisition of HBOS, the Group experienced a significant rise in impairment levels in its lending portfolios. This largely represented falls in the value of commercial real estate and the impact of the economic deterioration during 2009, including the effects of rising unemployment and reduced corporate cash flows. In Retail, impairment losses increased, particularly reflecting the impact of increases in UK unemployment during 2009 on the unsecured charge, which was partly offset by a lower secured impairment charge as house prices stabilised. The Wholesale charge increased significantly, reflecting the year-on-year decline in commercial property valuations and reduced levels of corporate cash flows; in particular, the real estate-related lending exposures in the heritage HBOS portfolios were more sensitive to the downturn in the economic environment. The Group spent a significant amount of time analysing and addressing the issues in the heritage HBOS portfolios, with the greatest attention paid to the over concentration in real estate related lending and those portfolios that fell outside of the Lloyds TSB risk appetite. As a result of this portfolio review, which applied prudent assumptions to real estate asset expectations, and with the deterioration in the economy translating into lower commercial property valuations, the Group took prudent and material impairment charges in the period following the acquisition. In the Wealth and International business the impairment charge reflected significant provisions against the Irish and Australian commercial real estate portfolios.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TAXATION

	2010 £m	2009 £m	2008 £m
UK corporation tax:
– Current tax on profits for the year	(146)	(227)	(667)
– Adjustments in respect of prior years	310	(310)	(19)
	164	(537)	(686)
Double taxation relief	1	10	91
	165	(527)	(595)
Foreign tax:
– Current tax on profits for the year	(82)	(221)	(144)
– Adjustments in respect of prior years	49	40	4
	(33)	(181)	(140)
Current tax credit (charge)	132	(708)	(735)
Deferred tax	193	2,619	773
Taxation credit	325	1,911	38

2010 COMPARED WITH 2009

The rate of tax is influenced by the geographic and business mix of profits. In 2010, a tax credit of £325 million arose on a loss before tax of £2,919 million and in 2009 a tax credit of £1,911 million arose on a profit before tax of £1,042 million. The statutory corporation tax rate was 28 per cent in both years. The Group’s tax charge or credit is distorted, in particular, by the requirement to include, within income tax in the income statement, the tax attributable to UK life insurance policyholder earnings and the Group’s interests in Open Ended Investment Companies, being a tax charge of £315 million for 2010 compared to a charge of £410 million in 2009. The tax position in 2009 was also particularly distorted by the gain on acquisition of £11,173 million, which did not attract a tax charge. In both 2010 and 2009, there was also an impact from tax losses, mostly in overseas jurisdictions, where deferred tax assets have not been recognised, leading to an additional charge of £487 million in 2010 (2009: £332 million). The remainder of the variation in effective tax rates reflects normal fluctuations in disallowed and non-taxable items. The Group does not expect the tax rate, excluding the impact of policyholders’ tax and Open Ended Investment Companies, to vary significantly from the average UK corporation tax rate.

2009 COMPARED WITH 2008

The effective rate of tax was negative in both 2009 and 2008 as tax credits arose on the profits in both years; the statutory corporation tax rates were 28 per cent in 2009 and 28.5 per cent in 2008. The tax credit was distorted, in particular, by both the gain on acquisition of £11,173 million in 2009, which did not attract a tax charge, and the goodwill impairment charges of £240 million in 2009 and £100 million in 2008 on which no tax relief could be taken. The effective tax rate was also distorted by the requirement to include, within income tax in the income statement, the tax attributable to UK life insurance policyholder earnings and the Group’s interests in Open Ended Investment Companies, being a tax charge of £410 million for 2009 compared to a tax credit of £461 million in 2008. Excluding these items the effective tax rate in 2009 was 22.5 per cent compared to 32.0 per cent in 2008. Of this 9.5 per cent decrease in the effective rate, 7.3 per cent was attributable to the impact in 2009 of losses arising in certain subsidiaries resident in Ireland, for which a deferred tax asset could not be recognised, and the statutory tax rate is 12.5 per cent; the remainder of the decrease in the effective tax rate in 2009 on this adjusted basis reflected normal fluctuations in disallowed and non-taxable items.

ECONOMIC PROFIT

In pursuit of its aim to maximise shareholder value over time, the Group has for a number of years used a system of value based management as a framework to identify and measure value creation and has used economic profit, a non-GAAP measure, as a measure of performance. The Group continues to believe that economic profit provides important information, because it captures both growth in investment and return and informs management decision making.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTEGRATION

The Group remains on target to deliver annualised cost savings from synergies and other operating efficiencies of £2 billion by the end of 2011.

The sustainable run-rate synergies achieved as at 31 December 2010 totalled £1,379 million excluding a number of one-off savings. The table below analyses the run-rate synergies as at 31 December 2010 and the 2011 target run-rate of £2 billion by division.

	2010			2011
	Synergy run-rate as at 31 December 2010 £m	Allocation of Group Operations run-rate to divisions £m	Run-rate by market facing division £m	Target run-rate by market facing division £m
Retail	301	228	529	867
Wholesale	248	111	359	532
Wealth and International	233	7	240	242
Insurance	167	30	197	239
Group Operations	393	(393)	—	—
Central items	37	17	54	120
Total	1,379	—	1,379	2,000

Savings to date continue to be driven largely from role reductions resulting from deployment of the new Group organisation design adopting the Lloyds TSB approach. The overwhelming majority of role reductions have been achieved through re-deployment, natural turnover and voluntary redundancy. In addition the Group has exited 79 non-branch properties during 2010, bringing the total to 162 since the start of the integration programme.

Procurement benefits in 2010 were also significant at £236 million and supplier negotiations resulted in over 90 per cent of Group expenditure being consolidated within our top 1,000 suppliers.

The software build of the Integrated IT Platform was completed in the first half of 2010 and, following extensive testing, largely implemented by the end of 2010 and is now live and operational for most Lloyds TSB processes and transactions. Roll out of the Lloyds TSB counter system across Halifax and Bank of Scotland branches commenced in late 2010 and will complete during the first half of 2011. Similarly HBOS ATMs are being migrated and the Group’s target mortgage sales platform rolled out to mortgage sales advisers creating a single platform for mortgage sales.

Product and channel systems are being integrated and harmonised where required and this will continue through the first half of 2011 in parallel with a detailed and rigorous programme of testing in preparation for customer data migration from HBOS systems to the single IT platform by the end of 2011.

Integration activities have continued at pace over 2010 with delivery being wide ranging and spanning Group activities. Examples include the rollout of the Lloyds TSB model of day time cash deliveries to Halifax and Bank of Scotland branches; implementation of an improved online mortgage application process for mortgage brokers; delivery of a single scalable secure Internet Banking platform; launch of an integrated product proposition for our market leading Bancassurance business; migration of Asset Finance Lex customer and Bank of Scotland dealer finance books onto a single platform; and harmonisation of our loss notification and loss adjusting service processes for household insurance within our General Insurance business.

Total cost reductions from synergies of £1,361 million achieved in the year against the integration baseline and in line with target include other operating efficiencies and one-off savings which are excluded from the reported run rate synergies. The total cost reductions relate primarily to reductions in colleague numbers, procurement and IT savings.

Integration costs of £1,653 million were incurred in 2010 which have been excluded from the combined businesses results. This brings the total integration costs since the HBOS acquisition to £2,749 million. The integration costs relate to severance, IT and business costs of implementation. The severance provisions are for 26,000 role reductions announced to the end of 2010 of which 22,000 have been achieved to date.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LINE OF BUSINESS INFORMATION

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

The Group’s activities are organised into four financial reporting segments: Retail, Wholesale, Wealth and International and Insurance. The segmental results and comparatives are presented on the basis reviewed by the chief operating decision maker and as a consequence include the pre-acquisition results of HBOS for 2008 and the period from 1 January 2009 to 16 January 2009.

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

•	In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:

	–	the 2008 results include the results of HBOS as if it had been acquired on 1 January 2008;

	–	the 2009 results assume HBOS had been owned throughout that year;

	–	the gain on acquisition of HBOS (in 2009) and amortisation of purchased intangible assets have been excluded; and

	–	the unwind of acquisition-related fair value adjustments is shown as one line in the 2010 and 2009 combined businesses income statements and has not been back-dated to 2008.

•	In order to better present business performance the following items, not related to acquisition accounting, have also been excluded:

	–	the results of BankWest and St. Andrews, sold in December 2008, and the related loss on disposal; and the loss on disposal of businesses in 2010;

	–	integration costs;

	–	insurance and policyholder interests volatility;

	–	the Government Asset Protection Scheme (GAPS) fee paid in December 2009;

	–	goodwill impairment;

	–	the curtailment gain in 2010 in respect of the Group’s defined benefit pension schemes;

	–	the payment protection insurance provision; and

	–	the customer goodwill payments provision.

Readers should be aware that the combined businesses basis has been presented for comparative purposes only and is not intended to provide proforma information or show the results of the Group as if the acquisition of HBOS had taken place at an earlier date. Readers should also note that HBOS was not managed by the current management of Lloyds Banking Group in 2008.

The results of the businesses are set out below:

	2010 £m	2009 £m	2008 £m
Retail	4,716	1,382	2,542
Wholesale	3,257	(4,703)	(10,479)
Wealth and International	(4,824)	(2,356)	277
Insurance	1,102	975	1,540
Group Operations and Central items:
Group Operations	(63)	(149)	(76)
Central items	(1,976)	(1,449)	(517)
	(2,039)	(1,598)	(593)
Profit (loss) before tax – combined businesses	2,212	(6,300)	(6,713)

The aggregate total of the combined businesses basis segmental results is a non-GAAP measure; further discussion of this measure is set out on page 47.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RECONCILIATION OF COMBINED BUSINESSES PROFIT (LOSS) BEFORE TAX TO STATUTORY PROFIT BEFORE TAX FOR THE YEAR

	Note	2010 £m	2009 £m	2008 £m
Profit (loss) before tax – combined businesses		2,212	(6,300)	(6,713)
Integration costs	1	(1,653)	(1,096)	—
Volatility arising in insurance businesses	2	306	478	(2,349)
Government Asset Protection Scheme fee	3	—	(2,500)	—
Negative goodwill credit	4	—	11,173	—
Amortisation of purchased intangibles and goodwill impairment	5	(629)	(993)	(258)
Curtailment gain in respect of defined benefit pension schemes	6	910	—	—
Pre-acquisition results of HBOS plc	7	—	280	10,825
Insurance grossing adjustment	8	—	—	10
Results of BankWest and St. Andrews	9	—	—	90
Payment protection insurance provision	10	(3,200)	—	—
Customer goodwill payments provision	11	(500)	—	—
Loss on disposal of businesses	12	(365)	—	(845)
(Loss) profit before tax – statutory		(2,919)	1,042	760

1.	Integration costs

Integration costs of £1,653 million were incurred in 2010 and £1,096 million in 2009; these relate to severance, IT and other costs of implementation. The severance provisions relate to some 26,000 role reductions announced by 31 December 2010, of which some 22,000 had been delivered by the end of 2010. The overwhelming majority of role reductions were achieved through re-deployment, natural turnover and voluntary redundancy.

2.	Volatility arising in insurance businesses

The Group’s statutory profit before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.

During 2010, the Group’s statutory profit before tax included positive insurance and policyholder interests volatility of £306 million compared to positive volatility of £478 million in 2009 and negative volatility of £2,349 million in 2008. The volatility in 2010 reflects the strong performance of equity markets, partly offset by lower than expected returns on cash and fixed interest assets; this compares to more significant improvements in financial markets in 2009. The negative volatility of £2,349 million in 2008 primarily reflects the far less favourable financial markets in that year.

Volatility comprises the following:

	2010 £m	2009 £m	2008 £m
Insurance volatility	100	237	(1,425)
Policyholder interests volatility	216	298	(924)
Insurance hedging arrangements	(10)	(57)	—
Total	306	478	(2,349)

Management believes that excluding volatility from profit before tax on a combined businesses basis provides useful information for investors on the performance of the business as it excludes amounts included within profit before tax which do not accrue to the Group’s equity holders and excludes the impact of changes in market variables which are beyond the control of management.

The most significant limitations associated with excluding volatility from the combined businesses results are:

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

The expected sterling investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom (Sterling)	2011%	2010%	2009%	2008%
Gilt yields (gross)	3.99	4.45	3.74	4.55
Equity returns (gross)	6.99	7.45	6.74	7.55
Dividend yield	3.00	3.00	3.00	3.00
Property return (gross)	6.99	7.45	6.74	7.55
Corporate bonds in unit-linked and with-profit funds (gross)	4.59	5.05	4.34	5.15
Fixed interest investments backing annuity liabilities (gross)	4.78	5.30	5.72	5.52

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

The liabilities in respect of the Group’s annuity business are matched by a portfolio of fixed interest securities, which includes a large proportion of corporate bonds. In accordance with the approach adopted in previous years, the value of in-force business for the annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of these corporate bond holdings. The illiquidity premium is estimated to have remained at 75 basis points as at 31 December 2010 (31 December 2009: 75 basis points; 31 December 2008: 154 basis points). The insurance businesses experienced positive volatility of £100 million during 2010, compared to positive volatility of £237 million in 2009 and negative volatility of £1,425 million in 2008. The positive volatility of £100 million in 2010 was primarily driven by strong performance of equity and property investments relative to the expected return. During 2010, equity market values increased by 9 per cent and property returns reached 19 per cent. Partly offsetting this were lower than expected returns on cash and fixed interest assets. This benefit is lower than the £237 million positive volatility reported in 2009, as 2009 included significant benefits from reductions in corporate bond spreads, which did not occur in 2010, and greater out-performance of equity markets (during 2009, equities recovered by 22 per cent); these increases in 2009 being only partly offset by a reduction in gilts, reflecting an increase in yields and a reduction in property values of 6.6 per cent. The improvement in returns in 2009, however, was in contrast to the situation in 2008, when a 33 per cent reduction in equities was the main driver of the £1,425 million of negative volatility.

Policyholder interests volatility

The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business. In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, adjustments are made to remove this volatility from the combined businesses results. The effect of these adjustments is separately disclosed as policyholder interests volatility; there is no impact upon profit attributable to equity shareholders over the long term.

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

During the year ended 31 December 2010, the statutory profit before tax included credits to other income of £216 million which related to the policyholder interests volatility tax charge (2009: credits of £298 million in other income which related to the policyholder interests volatility tax charge; 2008: charge of £924 million in other income which related to the policyholder interests volatility tax credit). Strong market conditions in the latter part of 2010 resulted in increased policyholder tax liabilities and led to a policyholder tax charge of £315 million (2009: charge of £410 million; 2008: credit of £461 million) for the year in the Group’s tax charge. The market recovery in 2009 had increased policyholder tax liabilities and led to a policyholder tax charge during that year in the Group’s tax charge; although this was partly offset by a credit relating to differences in the expected levels of policyholder tax provisions and charges. This compared to 2008 when substantial policyholder tax losses were generated as a result of the fall in property, bond and equity values.

Group hedging arrangements

The statutory results for the year ended 31 December 2010 also include a charge in relation to the Group’s insurance hedging arrangements of £10 million (2009: £57 million; 2008: nil). To protect against further deterioration in equity market conditions, and the consequent negative impact on the value of in-force business on the Group balance sheet, the Group purchased put option contracts in 2009. These expired in January 2010. The charge for these options in the year ended 31 December 2010 was £7 million (2009: £57 million). New protection against significant market falls, using option contracts, was acquired by the Group, financed by selling some upside potential from equity market movements. There was no initial cost associated with these hedging arrangements. On a mark-to-market valuation basis a loss of £3 million was recognised in relation to these new contracts in the year ended 31 December 2010. Subsequent to the year end, these 2010 option contracts were replaced by the Group in January 2011 with fresh contracts to provide further protection against significant market falls. Again this was financed, at no initial cost, by selling some upside potential from equity market movements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

3.	Government Asset Protection Scheme fee

The Group entered into an agreement in March 2009 relating to its proposed participation in the Government Asset Protection Scheme (GAPS). However, following its rights issue in November 2009, the Group withdrew from its proposed participation and agreed to pay HM Treasury £2,500 million in recognition of the benefits to the Group’s trading operations arising as a result of HM Treasury proposing to make GAPS available to the Group; this fee was paid in December 2009 (see Major shareholders and related party transactions – Information about the Lloyds Banking Group’s relationship with the UK Government – Other related party transactions with the UK Government – GAPS withdrawal deed).

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

As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill of £11,173 million arose on the acquisition. The negative goodwill was recognised as a ‘Gain on acquisition’ in the income statement for the year ended 31 December 2009.

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

5.	Amortisation of purchased intangibles and goodwill impairment

A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite. This has resulted in a charge of £629 million in the year ended 31 December 2010 (2009: £753 million).

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

The Group reviews goodwill held on its balance sheet for impairment at least annually or when events or changes in economic circumstances indicate that an impairment may have taken place. Goodwill attributable to the Group’s asset finance business, for which an impairment charge of £100 million was recognised in the Group’s financial statements for the year ended 31 December 2008, was again reviewed for impairment in 2009 due to the continuing uncertainties over the short-term macroeconomic environment. As a consequence, the carrying value of the consumer finance cash generating unit within Asset Finance was reassessed resulting in an additional goodwill impairment charge of £240 million in the year ended 31 December 2009.

The charge in 2008 of £258 million comprised impairment of goodwill, principally in relation to the heritage Lloyds TSB asset finance operations, the ICC business banking division in Ireland and a specialist area of the HBOS UK credit card business.

6.	Curtailment gain in respect of defined benefit pension schemes

Following changes by the Group to the terms of its UK defined benefit pension schemes, all future increases to pensionable salary will be capped each year at the lower of: Retail Prices Index inflation; each employee’s actual percentage increase in pay; and 2 per cent of pensionable pay. In addition to this, during the second half of 2010 there was a change in commutation factors in certain defined benefit schemes. The combined effect of these changes was a reduction in the Group’s defined benefit obligation of £1,081 million and a reduction in the Group’s unrecognised actuarial losses of £171 million, resulting in a net curtailment gain of £910 million recognised in the income statement in the year ended 31 December 2010 and an equivalent reduction in the balance sheet liability.

7.	Pre-acquisition results of HBOS plc

The acquisition of HBOS plc on 16 January 2009 had a significant effect on the comparability of the Group’s financial position and results, as a consequence, the combined businesses basis results are prepared as if HBOS had been owned by the Group for the full year 2009 and throughout 2008.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

8.	Insurance grossing adjustment

The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net on a separate line.

9.	Results of BankWest and St. Andrews

As explained below, HBOS sold part of its Australian operations in December 2008, the trading results of these businesses up to the date of sale have been excluded from the combined businesses basis results for 2008.

10.	Payment protection insurance provision

On 8 October 2010, the British Bankers’ Association (BBA), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on 20 April 2011 judgment was handed down by the High Court dismissing the BBA’s application. Since publication of the judgment, the Group has been in discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement. As a result, and given the initial analysis that the Group has conducted of compliance with applicable sales standards, which is continuing, the Group has concluded that there are certain circumstances where customer contact and/or redress will be appropriate. Accordingly the Group has made a provision in its income statement for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such contact and/or redress, including administration expenses.

11.	Customer goodwill payments provision

Lloyds Banking Group has been in discussions with the FSA regarding the application of an interest variation clause in certain Bank of Scotland plc variable rate mortgage contracts where the wording in the offer documents received by certain customers had the potential to cause confusion. The relevant mortgages were written between 2004 and 2007 by Bank of Scotland plc under the ‘Halifax’ brand. In February 2011, the Group reached agreement with the FSA in relation to initiating a customer review and contact programme and making goodwill payments to affected customers. In order to make these goodwill payments, Bank of Scotland plc has applied for a Voluntary Variation of Permission to carry out the customer review and contact programme to bring it within section 404F(7) of FSMA 2000. The Group made a provision of £500 million in relation to this programme during the year ended 31 December 2010.

12.	Loss on disposal of businesses

During 2009, the Group acquired an oil drilling rig construction business through a previous lending relationship and consolidated the results and net assets of the business from the date it exercised control. In the first half of 2010, as a result of a deteriorating market, the Group impaired the oil drilling rigs under construction held by the business by £150 million to reflect their reduced value in use. This impairment was recognised in the Wholesale segment. In the second half of 2010, the Group reached agreement to dispose of its interests in the two wholly-owned subsidiary companies through which this business operates; the sale was completed in January 2011. The Group extended vendor financing, on normal commercial terms and negotiated on an arms length basis, to facilitate the acquisition of the rig holding companies. The loan is not contingent on the performance of the oil rigs under construction. Accordingly, as at 31 December 2010, the subsidiaries were derecognised.

On 19 December 2008, HBOS completed the sale of part of its Australian operations, principally Bank of Western Australia Limited and St. Andrews Australia Pty Limited, to Commonwealth Bank of Australia Limited; this resulted in a pre-tax loss on disposal of £845 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RETAIL

Retail operates the largest retail bank in the UK and is the leading provider of current accounts, savings, personal loans, credit cards and mortgages. With its strong stable of brands including Lloyds TSB, Halifax, Bank of Scotland and Cheltenham & Gloucester, it serves over 30 million customers through one of the largest branch and fee free ATM networks in the UK.

Retail is focused on effectively meeting the needs of its customers. The division has over 22 million current account customers and provides social banking to over four million people through basic banking or social banking accounts. It is also the largest provider of personal loans in the UK, as well as being the UK’s leading credit card issuer. Retail provides over one in five new residential mortgages making it one of the leading UK mortgage lenders and provided over 50,000 mortgages to help first time buyers in 2010. Retail is the largest private sector savings provider in the UK. It is also a major general insurance and bancassurance distributor, offering a wide range of long-term savings, investment and general insurance products.

	2010 £m	2009 £m	2008 £m

Net interest income	9,378	7,970	8,454
Other income	1,607	1,804	2,739

Total income	10,985	9,774	11,193
Operating expenses	(4,644)	(4,566)	(4,963)

Trading surplus	6,341	5,208	6,230
Impairment	(2,747)	(4,227)	(3,695)
Share of results of joint ventures and associates	17	(6)	7

Profit before tax and fair value unwind	3,611	975	2,542
Fair value unwind	1,105	407	—

Profit before tax	4,716	1,382	2,542

2010 COMPARED WITH 2009

Profit before tax from Retail was £3,334 million higher at £4,716 million compared to £1,382 million in 2009; profit in 2010 included £1,105 million in respect of the unwinding of the fair value adjustments arising on the acquisition of HBOS plc by the Group compared with £407 million in 2009.

Profit before tax and fair value unwind increased by £2,636 million to £3,611 million in 2010 compared to £975 million in 2009. This increase in profit was driven by higher income and a significant reduction in impairment losses, in the context of a stabilising economy, partly offset by an increase in operating expenses.

Total income increased by £1,211 million, or 12 per cent, to £10,985 million compared with £9,774 million in 2009 reflecting an increase in net interest income of £1,408 million, partially offset by a reduction in other income of £197 million.

Net interest income increased by 18 per cent. The net interest margin was 2.46 per cent compared with 1.97 per cent in 2009. The asset margins expanded in 2010 from 1.18 per cent to 1.93 per cent as a result of decreases in the LIBOR to base rate spread and stable customer interest rates. The asset margin also widened partly as a result of mortgage customers continuing to move onto, and staying on, standard variable rates and assets being priced to more appropriately reflect risk, offset by rising funding costs. The liability margin, on the other hand, has reduced from 1.41 per cent to 0.87 per cent as the effect of lower LIBOR to base rate spreads was partially offset by the reduction of expensive deposit balances.

Lending to customers in Retail, net of impairment provisions and fair value adjustments, was £7,327 million, or 2 per cent, lower at £363,731 million in 2010 compared with £371,058 million in 2009. This reflected reduced customer demand for credit and customers continuing to reduce their personal indebtedness.

Retail’s gross new mortgage lending was £30,113 million in 2010 representing a market share of 22.1 per cent. New mortgage lending continued to be focused on supporting the housing market, with 70 per cent of the lending being for house purchase rather than re-mortgaging. Retail remains the largest lender to first time buyers in the market helping over 50,000 customers to buy their first home. It also continues to be an industry leader in its support for shared equity and shared ownership schemes. Average loan-to-value on new mortgage lending in 2010 was 60.9 per cent compared with 59.3 per cent in 2009, whilst average indexed loan-to-value on the mortgage portfolio was 55.6 per cent at 31 December 2010 compared with 54.8 per cent at 31 December 2009 and reflected the net fall in house prices in the year.

Total customer deposits were £11,442 million, or 5 per cent, higher at £235,591 million in 2010 compared with £224,149 million in 2009. The growth was predominantly from instant access and tax free cash ISA accounts, rather than more expensive term deposits. Retail continued to perform well in the savings market, with a strong stable of savings brands which can be tailored to customer demands.

Other income decreased by 11 per cent in 2010 to £1,607 million from £1,804 million in 2009 largely as a result of changes to current account overdraft charges. Retail continues to focus on having fees and rates that customers understand. It is believed that this will result in stronger customer relationships as well as supporting the deepening of these relationships. An example of this focus is the changes to the overdraft charging structure for Halifax and Bank of Scotland personal current accounts at the end of 2009, which delivers a more suitable product proposition and an improved customer experience and resulted in a reduction in other income of approximately £90 million. Similarly, the changes to the Lloyds TSB current account pricing model, which became effective at the end of 2010, provide a simpler, more sustainable proposition for customers, resulting in an overall reduction in the cost of overdraft usage.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Total income is analysed as follows and reflects the trends discussed above:

	2010 £m	2009 £m

Mortgages and Savings	4,739	3,667
Consumer Banking	6,246	6,107

Total income	10,985	9,774

Operating expenses increased by £78 million, or 2 per cent, to £4,644 million compared with £4,566 million in 2009. This was against a background of an increase in total income of 12 per cent and reflected ongoing cost control and synergies from the integration. The cost:income ratio for the year was 42.3 per cent compared to 46.7 per cent in 2009.

Impairment losses decreased by £1,480 million, or 35 per cent, to £2,747 million in 2010 compared with £4,227 million in 2009. Impairment losses as a percentage of average loans and advances to customers were 0.74 per cent in 2010 compared with 1.11 per cent in 2009. This reduction was driven primarily by the improved quality of new business and effective portfolio management, combined with the continued slow recovery of the economy. Across Retail in 2010, there were fewer cases going into arrears.

Unsecured impairment losses reduced by £983 million to £2,455 million compared with £3,438 million in 2009. This reflected a continuation of the improving portfolio trends resulting from the Group’s prudent risk appetite, with a focus on lending towards existing customers, combined with stable unemployment. Secured impairment losses of £292 million, compared with £789 million in 2009, reflected a reduction in impaired loans and improved arrears in 2010, together with the stabilising economy, more stable house prices, low interest rates and prudent lending criteria.

Impaired loans in the unsecured portfolio decreased by £838 million to £2,981 million which represented 10.7 per cent of closing loans and advances to customers at 31 December 2010, compared with 11.9 per cent at 31 December 2009. The movement in impaired loans is consistent with the trends seen in both the flow of accounts to arrears and arrears balances, both of which have fallen across all unsecured products during 2010. This is a result of tightening credit policy across the credit lifecycle, including stronger controls on customer affordability, set against a stable economic environment. Retail’s exposure to revolving credit products has been actively managed to ensure that it is appropriate to customers’ changing financial circumstances. The portfolios’ results are supported by pre-recessionary levels of early arrears for accounts acquired in the last two years, highlighting an underlying improvement in the risk profile of the business. Impairment provisions decreased by £606 million, compared with 31 December 2009, to £1,507 million. Impairment provisions, as a percentage of impaired loans, decreased to 50.6 per cent at 31 December 2010 from 55.3 per cent at 31 December 2009, largely driven by more stringent criteria for new and existing unsecured collections repayment plans resulting in highly provided assets being written off.

Impaired loans in the secured portfolio decreased by £427 million to £6,769 million at 31 December 2010 and, as a percentage of closing loans and advances to customers, reduced to 2.0 per cent from 2.1 per cent at 31 December 2009. The reduction in impaired loans reflects the continued ability of customers to afford their mortgage payments in a low interest rate environment. The number of customers going into arrears remained stable throughout 2010. In the second half of 2010 fewer accounts in arrears returned to order resulting in higher early arrears balances for 31 December 2010 compared to 30 June 2010. As reported at the 2009 year end, Specialist lending remains closed to new business and this book is in run-off.

The fair value unwind was a net credit of £1,105 million compared with a net credit of £407 million in 2009. The net fair value unwind was larger in 2010 than in 2009 and reflected a smaller charge related to the fixed rate mortgage portfolios as mortgages reached the end of their fixed term and borrowers moved to standard variable products. This was partially offset by a reduction in the credit attributed to the fixed rate savings portfolio as fixed rate term deposits, existing prior to acquisition, matured.

2009 COMPARED WITH 2008

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

Total income in Mortgages and Savings decreased by £1,342 million, or 27 per cent, to £3,667 million in 2009 compared to £5,009 million in 2008. The reduction in Mortgage income reflected increased wholesale money market funding costs, which were partly offset by higher asset pricing. Lower income in Savings was the result of margin pressures arising from lower base rates and the competitive environment, the impact of which was partly offset by higher customer deposits.

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

Lending to customers in Retail, net of impairment provisions and fair value adjustments arising from the acquisition of HBOS plc by the Group, was £6,019 million, or 2 per cent, lower at £371,058 million in 2009 compared to £377,077 million in 2008; this reflected the impact of customers reducing their personal indebtedness and not taking on new financial commitments in the difficult economic environment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Retail continued to build its mortgage business in a contracting market by focusing on the prime mortgage market, particularly through the branch network rather than intermediaries, whilst maintaining a prudent approach to risk. Gross new mortgage lending totalled £34,666 million during 2009, compared to £78,058 million in 2008, representing a market share of 24 per cent. Retail maintained its commitment to the housing market and first time buyers, with more than 60 per cent of new lending in 2009 being for house purchase rather than for re-mortgage. The average loan-to-value ratio at the end of 2009 was 54.8 per cent compared with 54.9 per cent at the end of 2008, whilst the average loan-to-value ratio on new residential lending in 2009 was 59.3 per cent compared with 63.1 per cent in 2008. Specialist lending balances (self-certified and sub-prime) decreased slowly following the decision, at the start of 2009, to withdraw from this market. New buy-to-let lending remained broadly flat at 13 per cent of total new mortgage lending; however, redemptions in this book were low.

Buy-to-let mortgage balances increased by £2,872 million in 2009. Retail continued to carefully assess the risks of such lending and as a result the average loan-to-value on new lending in the buy-to-let portfolio fell to 65.6 per cent at the end of 2009 compared to 73.1 per cent at the end of 2008.

Customer deposits were £7,867 million, or 4 per cent, higher at £224,149 million in 2009 compared to £216,282 million in 2008 despite the high level of term deposits maturing during 2009, as a result of Halifax and Bank of Scotland deposit gathering activities in the first half of 2008. Current account balances increased by 15 per cent over 2009 resulting from growth in the number of current accounts and a low interest rate environment.

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

Impairment losses on loans and advances increased by £532 million, or 14 per cent, to £4,227 million in 2009 compared to £3,695 million in 2008. Impairment losses as a percentage of average advances were 1.11 per cent in 2009 compared to 0.97 per cent in 2008. Higher unemployment and the weak economy drove a significant increase in unsecured impairments which was partly offset by a lower secured impairment charge as house prices stabilised. Unsecured impairment losses are sensitive to economic conditions, particularly unemployment levels; consequently the 2009 impairment charge increased by £1,038 million to £3,438 million. The stabilisation of the housing market, in combination with lower interest rates and prudent risk management, resulted in the secured impairment charge decreasing in 2009 by £506 million to £789 million.

Arrears levels in the secured portfolios in 2009 were higher than 2008 but improved in the second half of 2009, and remained below the industry average. The percentage of mortgage cases more than three months in arrears increased to 2.3 per cent at 31 December 2009 compared to 1.8 per cent as at 31 December 2008. The stock of repossessed properties reduced by 32 per cent to 2,720 properties compared to 4,011 properties at the end of 2008 and, as a proportion of total accounts, remained lower than the industry average.

Impaired loans in the unsecured lending portfolio, as at 31 December 2009, totalled £3,819 million, or 11.9 per cent of closing advances (after writing off some £2,100 million of loans provided against in earlier years). This compared with £5,350 million, or 14.7 per cent of closing advances at 31 December 2008; however, on an equivalent basis (adjusting for the write-off in 2009) impaired loans at 31 December 2008 totalled some £3,250 million, or 8.9 per cent of advances. The underlying increase in impaired loans which occurred in 2009 reflected the weak economy, particularly rising unemployment. During 2009 a number of actions were taken which improved delinquency rates on new business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

WHOLESALE

The Wholesale division serves in excess of a million businesses, ranging from start-ups and small enterprises to global corporations, with a range of propositions fully segmented according to customer need. The division comprises Corporate Markets, Treasury and Trading and Asset Finance.

Corporate Markets comprises Commercial, Corporate, Wholesale Markets, Wholesale Equity and Corporate Real Estate Business Support Unit. Commercial and Corporate provide relationship-based banking, risk management and advisory services to business customers, principally in the UK. Wholesale Markets provides risk management solutions, specialised lending, access to capital markets and multi-product financing solutions to its customers, whilst managing the Group’s own portfolio of structured credit investments and treasury assets. Wholesale Equity manages the division’s equity investment holdings (including Lloyds Development Capital). Corporate Real Estate Business Support Unit manages relationships with commercial real estate customers facing financial difficulties.

Treasury and Trading’s role is to provide access to financial markets in order to meet the Group’s balance sheet management requirements, and it provides trading infrastructure to support execution of customer-driven risk management transactions, whilst operating within a well controlled and conservative risk appetite.

Asset Finance consists of a number of leasing and speciality lending businesses including Contract Hire (Lex Autolease and Hill Hire) and Consumer Finance (Black Horse Motor and Personal Finance).

	2010 £m	2009 £m	2008 £m

Net interest income	4,426	4,710	5,752
Other income	4,136	4,199	(302)

Total income	8,562	8,909	5,450
Costs:

– Operating expenses	(3,744)	(4,106)	(4,591)
– Impairment of tangible fixed assets	(150)	—	—

	(3,894)	(4,106)	(4,591)

Trading surplus	4,668	4,803	859
Impairment	(4,446)	(15,683)	(10,394)
Share of results of joint ventures and associates	(95)	(720)	(944)

Profit (loss) before tax and fair value unwind	127	(11,600)	(10,479)
Fair value unwind	3,130	6,897	—

Profit (loss) before tax	3,257	(4,703)	(10,479)

2010 COMPARED WITH 2009

Profit before tax from Wholesale improved by £7,960 million to a profit of £3,257 million compared to a loss of £4,703 million in 2009. The improvement of £7,960 million includes a credit of £3,130 million in relation to the unwinding of fair value adjustments arising from the acquisition of HBOS plc, which were reduced by £3,767 million compared to £6,897 million in 2009.

Profit before tax and fair value unwind of £127 million improved by £11,727 million from a loss of £11,600 million in 2009. The improvement was driven by a decrease in the impairment charge, a decrease in the negative share of results of joint ventures and associates and a decrease in costs, only partially offset by lower income.

Total income decreased by £347 million, or 4 per cent, to £8,562 million in 2010 due to lower net interest income and other income.

Net interest income was £284 million, or 6 per cent, lower at £4,426 million in 2010 compared to £4,710 million in 2009. The decline in net interest income primarily reflects lower interest-earning asset balances in line with the Group’s targeted balance sheet reduction, mainly in loans and advances to customers, debt securities and available-for-sale positions. Net interest income was affected by higher funding costs and lower lending volumes, partly offset by higher customer margins on new business and from re-pricing on renewals.

Banking net interest income, which excludes trading activity, increased by £330 million, to £3,683 million, as lending business continued to be re-priced to reflect customer risk profiles, with lending margins increasing by 26 basis points. Deposit margins increased moderately, by 13 basis points, reflecting favourable internal liquidity rates, which were partially offset by the impact of lower LIBOR to base rate spreads. As a result, the banking net interest margin increased by 36 basis points to 1.88 per cent in 2010. The impact of re-pricing was only partially offset by a decrease in average interest-earning assets and liability balances.

Other income was £63 million, or 2 per cent, lower at £4,136 million in 2010 compared to £4,199 million in 2009. This deterioration primarily reflects higher levels of market volatility in 2009 which resulted in mark-to-market gains in Wholesale Markets, whilst 2010 experienced losses on sale of assets in targeted balance sheet reductions and lower operating lease income. Other income in 2010, however, benefited from investment gains in Wholesale Equity as a result of stabilisation in market conditions and improved fund investment performance, strong fee income across structuring and capital markets and more favourable performance in Treasury and Trading.

Operating expenses decreased by £362 million, or 9 per cent, to £3,744 million in 2010 compared to £4,106 million in 2009. The decrease reflected reduced levels of operating lease depreciation and cost savings attributable to the integration programme. This was partially offset by additional costs in the Business Support Unit and continued investment in customer facing resources and systems.

The impairment charge decreased by £11,237 million to £4,446 million in December 2010 compared to £15,683 million in 2009. The impairment charge on loans and advances as a percentage of average loans and advances to customers improved to 2.08 per cent in 2010 compared to 5.92 per cent in 2009. The decrease reflects reductions, notably in the heritage HBOS corporate real estate and real estate-related portfolios and heritage HBOS Corporate (UK and US) portfolios, and write backs from asset disposals, due to the stabilising economic environment, low interest rates which helped to maintain defaults at reduced levels, the stabilisation of UK real estate prices and provisioning against base case assumptions undertaken on the acquired heritage HBOS portfolios in the first half of 2009.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The share of losses from joint ventures and associates comprises a small loss for the year of £95 million, a decrease of £625 million. This represents a net reduction in both the value and size of the portfolio compared to the prior year. The majority of the portfolio is now valued at nil with a remaining portfolio carrying value of approximately £128 million.

Wholesale’s fair value unwind credit of £3,130 million decreased by £3,767 million in 2010 from £6,897 million in 2009 due to lower impairments in 2010 relating to the HBOS assets that were fair valued on acquisition, partially offset by charges relating to the expected losses on acquired debt securities and by fair value releases on sales.

2009 COMPARED WITH 2008

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

Operating expenses decreased by £485 million, or 11 per cent, to £4,106 million in 2009 compared to £4,591 million in 2008. Operating expenses in 2008 included a £180 million settlement in relation to certain historic US dollar payments; excluding this item from 2008, operating expenses decreased by £305 million, or 7 per cent, to £4,106 million in 2009 compared to £4,411 million in 2008. This decrease reflected reduced levels of operating lease business and cost savings achieved from the integration programme, partly offset by increased investment in Wholesale’s customer focused business support functions.

Impairment losses increased by £5,289 million to £15,683 million in 2009 compared to £10,394 million in 2008. Impairment losses on loans and advances as a percentage of average loans and advances to customers were 5.92 per cent in 2009 compared to 3.32 per cent in 2008. These increased impairment losses reflected the continued weak economic climate, higher levels of corporate failures, and application of the Lloyds Banking Group provisioning policy, notably in HBOS Corporate Real Estate and HBOS Corporate (UK and US) transactions.

Wholesale’s share of results of joint ventures and associates improved by £224 million, or 24 per cent, to a loss of £720 million in 2009 compared to a loss of £944 million in 2008; there were lower levels of write-offs in 2009 as the majority of the book was fully written-off.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

WEALTH AND INTERNATIONAL

Wealth and International was formed in 2009 to give increased focus and momentum to the private banking and asset management businesses and to manage the Group’s international businesses.

The Wealth business comprises private banking, wealth management and asset management. Wealth’s global private banking and wealth management operations cater to the full range of wealth clients from affluent to Ultra High Net Worth within the UK, Channel Islands and Isle of Man, and internationally. The private banking and wealth management business operates under the Lloyds TSB and Bank of Scotland brands. The asset management business, Scottish Widows Investment Partnership, has a broad client base, managing assets for Lloyds Banking Group customers as well as a wide range of clients including pension funds, charities, local authorities, Discretionary Managers and Financial Advisers. In addition, the Group holds a 60 per cent stake in St James’s Place, the UK’s largest independent listed wealth manager and a 55 per cent stake in Invista Real Estate.

The International business comprises the Group’s other international banking businesses outside the UK, with the exception of corporate business in North America which is managed through the Group’s Wholesale division. These largely comprise corporate, commercial and asset finance business in Australia, Ireland and Continental Europe and retail businesses in Germany and the Netherlands.

	2010 £m	2009 £m	2008 £m

Net interest income	1,176	1,217	1,314
Other income	1,160	1,128	1,191

Total Income	2,336	2,345	2,505
Operating expenses	(1,536)	(1,544)	(1,476)

Trading surplus	800	801	1,029
Impairment	(5,988)	(4,078)	(731)
Share of results of joint ventures and associates	(8)	(21)	(21)

(Loss) profit before tax and fair value unwind	(5,196)	(3,298)	277
Fair value unwind	372	942	—

(Loss) profit before tax	(4,824)	(2,356)	277

Wealth	269	198	369
International	(5,465)	(3,496)	(92)

(Loss) profit before tax and fair value unwind	(5,196)	(3,298)	277

2010 COMPARED WITH 2009

The results of Wealth and International deteriorated by £2,468 million, or 105 per cent, to a loss before tax of £4,824 million in 2010 compared to a loss of £2,356 million in 2009.

Loss before tax and fair value unwind deteriorated by £1,898 million, or 58 per cent, to £5,196 million compared to a loss of £3,298 million in 2009, due, in particular, to a higher impairment charge, predominantly in Ireland. An improvement in profits in the Wealth business was more than offset by the increased losses in the International business.

Net interest income decreased by £41 million, or 3 per cent, to £1,176 million in 2010 compared to £1,217 million in 2009, as an 8 basis points decline in the banking net interest margin more than offset the favourable impact of foreign currency movements, particularly the Australian dollar, and the income on the £7 billion European loan portfolio transferred in from the Wholesale division in the second half of 2009.

Other income was £32 million, or 3 per cent, higher at £1,160 million in 2010 compared to £1,128 million in 2009. This increase reflects favourable foreign exchange movements and restrained growth in the Wealth business, despite lower asset management fee income following the sale of the external fund management business of Insight Investment in November 2009.

Operating expenses decreased by £8 million, or 1 per cent, to £1,536 million in 2010 compared to £1,544 million in 2009, with cost savings achieved from integration, particularly in the asset management businesses in Wealth, partly offset by investment in International’s German deposit taking operation, increased risk management resources to manage impaired asset portfolios in Ireland and Australia and costs associated with the closure of the Irish business, and the effect of stronger foreign currency rates.

The impairment charge was £1,910 million, or 47 per cent, higher at £5,988 million in 2010, compared to £4,078 million in 2009, reflecting the material deterioration in the economic environment in Ireland in the last quarter of 2010 that resulted in EU-IMF financial support in late November 2010 and the tightening of liquidity in the second half of 2010 in regional Australian property markets to which the Group is exposed.

The impairment charge is summarised by key geography in the following table.

	2010 £m	2009 £m

Ireland	4,264	2,949
Australia	1,362	849
Wholesale Europe	210	129
Latin America/Middle East	97	69
Netherlands	9	11

International	5,942	4,007
Wealth	46	71

Wealth and International	5,988	4,078

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Loans and advances to customers decreased by £8,191 million, or 13 per cent, to £55,357 million at 31 December 2010 compared to £63,548 million at the end of 2009, reflecting net repayments of some £4.1 billion, and additional impairment provisions in the International businesses, partly offset by foreign exchange movements of some £1.1 billion.

Customer deposits increased by £3,747 million, or 13 per cent, to £32,784 million at 31 December 2010 compared to £29,037 million at the end of 2009, due to strong inflows in UK Private Banking and Bank of Scotland Germany, partly offset by outflows in Ireland following the closure of the Irish retail branch network.

2009 COMPARED WITH 2008

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

Total income decreased by £160 million, or 6 per cent, to £2,345 million in 2009 compared to £2,505 million in 2008. This decrease reflected lower net interest margins, and the impact of lower global stock markets particularly in the first half of the year, partly offset by favourable foreign exchange movements.

Lending to customers in Wealth and International, net of impairment provisions and fair value adjustments arising from the acquisition of HBOS plc by the Group, was £1,005 million, or 2 per cent, lower at £63,548 million in 2009 compared to £64,553 million in 2008 as net repayments and increased impairment provisions in the International businesses were offset by the transfer of a European loan portfolio of some £7,000 million from Wholesale division.

Customer deposits were £5,058 million, or 15 per cent, lower at £29,037 million in 2009 compared to £34,095 million in 2008 primarily due to outflows in Ireland reflecting aggressive pricing from competitors who benefited from the Irish Government deposit guarantee.

Net interest income was £97 million, or 7 per cent, lower at £1,217 million in 2009 compared to £1,314 million in 2008. The net interest margin, adjusted to exclude earnings on policyholder funds and products where either the funding costs or the related revenues are recognised in other income, declined by 35 basis points to 1.71 per cent in 2009 compared to 2.06 per cent in 2008. This margin reduction reflected higher wholesale funding costs and lower deposit margins in the low base rate environment, partly offset by the impact of strong portfolio management in International and higher asset pricing leading to higher margins.

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

Impairment losses increased by £3,347 million to £4,078 million in 2009 compared to £731 million in 2008. This reflected the significant deterioration in the credit risk environment in Ireland and Australia as well as the impact of the economic environment on the UK Private Banking and Expatriate lending portfolios. Of the total impairment losses in 2009, £2,949 million arose in Ireland which experienced a significant deterioration in asset values driven by the collapse in liquidity and severe decline in the property sector where commercial real estate values fell by over 50 per cent and house prices by over 25 per cent from their peak. A further £849 million of the total impairment losses in 2009 arose in Australia, driven by concentrations in property and in other sectors such as media, printing and transport which were hardest hit by the downturn. Business Support Units were established in both Ireland and Australia, supplemented by a divisional sanctioning process, to provide independent divisional oversight and control of the portfolios.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE

The Insurance division provides long-term savings, protection and investment products and general insurance products to customers in the UK and Europe and consists of three business units:

LIFE, PENSIONS AND INVESTMENTS UK

The UK Life, Pensions and Investments business is the leading Bancassurance provider in the UK and has one of the largest intermediary channels in the industry. The business provides long-term savings, protection and investment products distributed through the Bancassurance, intermediary and direct channels using the Lloyds TSB, Halifax, Bank of Scotland and Scottish Widows brands.

In common with other life assurance companies in the UK, the life and pensions business of each of the life assurance companies in the Lloyds Banking Group is written in a long-term business fund. The main long-term business funds are divided into one or both of With Profit and Non-Profit sub funds.

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

GENERAL INSURANCE

The General Insurance business is a leading distributor of home insurance in the UK, with products sold through the branch network, direct channels and strategic corporate partners. The business also has significant brokerage operations for personal and commercial insurances. It operates primarily under the Lloyds TSB, Halifax and Bank of Scotland brands.

	2010 £m	2009 £m	2008 £m

Net interest income	(263)	(287)	(345)
Other income	2,814	2,944	3,493

Total income	2,551	2,657	3,148
Insurance claims	(542)	(637)	(481)

Total income, net of insurance claims	2,009	2,020	2,667
Operating expenses	(854)	(974)	(1,129)
Share of results of joint ventures and associates	(10)	(22)	2

Profit before tax and fair value unwind	1,145	1,024	1,540
Fair value unwind	(43)	(49)	—

Profit before tax	1,102	975	1,540

Profit before tax and fair value unwind – before impact of PPI new business closure	1,215	1,024	1,540
Other income – impact of PPI new business closure	(70)	—	—

Profit before tax and fair value unwind	1,145	1,024	1,540

Profit before tax and fair value unwind by business unit
Life, Pensions and Investments:
– Before impact of PPI new business closure	753	617	826
– PPI new business closure	(70)	—	—

UK business	683	617	826
European business	110	75	149
General Insurance	372	367	537
Other	(20)	(35)	28

Profit before tax and fair value unwind	1,145	1,024	1,540

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2010 COMPARED WITH 2009

Profit before tax from Insurance was £127 million higher at £1,102 million compared to £975 million in 2009. Profit before tax and fair value unwind was £121 million higher at £1,145 million compared to £1,024 million in 2009.

Net interest income was £24 million, or 8 per cent, better at a deficit of £263 million in 2010 compared to a deficit of £287 million in 2009.

Other income decreased by £130 million, or 4 per cent, to £2,814 million in 2010 compared to £2,944 million in 2009 largely resulting from the decrease in PPI income as a result of the Group’s decision to cease writing payment protection business, partially off-set by improved new business income and the higher than expected return from improved investment markets.

Total income, net of insurance claims decreased by £11 million, or 1 per cent, to £2,009 million in 2010 compared to £2,020 million in 2009, primarily reflecting lower PPI income and claims arising from the freeze events in 2010, which are offset by reduced payment protection insurance claims and improved investment markets.

Insurance claims were £95 million, 15 per cent, lower at £542 million in 2010 compared to £637 million in 2009 reflecting improved unemployment claims experience. The home book has been particularly affected by the freeze events experienced in January and December 2010. This has been partly offset by the benefits of ongoing claims processing improvements and integration.

Operating expenses decreased by £120 million, or 12 per cent, to £854 million in 2010 compared to £974 million in 2009 due to a continued focus on cost management and delivery of integration synergies.

2009 COMPARED WITH 2008

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

Other income was £549 million, or 16 per cent, lower at £2,944 million in 2009 compared to £3,493 million in 2008. Within the life and pensions activities, new business profit was significantly impacted by the general contraction in the life, savings and investments market and the reduction also reflected the integration of the intermediary sales forces and the withdrawal of a number of legacy HBOS products with poor returns. Existing business profit within the UK life and pensions activities reduced by 10 per cent, this included a reduction in expected return, reflecting lower asset values resulting from adverse investment markets in 2008, a lower assumed rate of return and the non-recurrence of one-off benefits enjoyed by HBOS in 2008. These impacts were partly offset by a significant reduction in charges for policyholder lapses in 2009. Within the general insurance activities, income was lower principally due to payment protection insurance income decreasing as a result of the market-wide move to monthly premiums on payment protection, partly offset by lower distribution commission payable to the Retail division.

Insurance claims were £156 million, or 32 per cent, higher at £637 million in 2009 compared to £481 million in 2008, primarily due to higher payment protection insurance claims related to unemployment. Whilst property claims were impacted by flooding and freeze claims in the final quarter of 2009, benefits from ongoing investments in claims processes continued to be realised.

Operating expenses decreased by £155 million, or 14 per cent, to £974 million in 2009 compared to £1,129 million in 2008; this was mainly due to continued focus on cost management and delivering integration synergies.

Insurance’s share of results of joint ventures and associates deteriorated to a loss of £22 million in 2009 compared to a profit of £2 million in 2008.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LIFE, PENSIONS AND INVESTMENTS UK BUSINESS
	2010 £m	2009 £m	2008 £m

Net interest income	(227)	(273)	(282)
Other income	1,408	1,474	1,758

Total income	1,181	1,201	1,476
Operating expenses	(498)	(584)	(650)

Profit before tax and fair value unwind	683	617	826

Profit before tax and fair value unwind – before impact of PPI new business closure	753	617	826
Other income – impact of PPI new business closure	(70)	—	—

Profit before tax and fair value unwind	683	617	826

Profit before tax and fair value unwind analysis
New business profit – insurance business[1]	332	328	465
– investment business[1]	(65)	(196)	(247)

Total new business profit	267	132	218
Existing business profit[2]	464	431	637
Experience and assumption changes	22	54	(29)

Profit before tax and fair value unwind – before impact of PPI new business closure	753	617	826
Other income – impact of PPI new business closure	(70)	—	—

Profit before tax and fair value unwind	683	617	826

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

[2]

The disclosure of existing business profit has been changed to better reflect the performance of the business. Existing business profit includes the expected return on shareholder’s net assets and experience and assumption changes are disclosed separately.

2010 COMPARED WITH 2009

Profit before tax and fair value unwind increased by £66 million, or 11 per cent, to £683 million in 2010 compared to £617 million in 2009. New business profit increased by £135 million, or 102 per cent, to £267 million. The increase primarily reflects a reduction in initial commission on OEICs sold through the branch network and cost reductions through integration across our sales channels in addition to progress made on product participation choices.

Existing business profit increased by £33 million, or 8 per cent, to £464 million in 2010 compared to £431 million in 2009. This predominantly reflects higher asset values and a higher assumed rate of return following improved market conditions in the second half of 2009.

Profits arising from experience and assumption changes decreased by £32 million to £22 million mainly reflecting the non-recurrence of benefits recognised in 2009, including a liability management gain of £30 million. During 2010 a review was undertaken into the charging between the funds of Clerical Medical prior to the acquisition of HBOS, giving rise to a charge of £132 million. Additionally assumptions regarding future maintenance expenses within the Clerical Medical business were aligned to reflect the heritage Lloyds TSB approach, giving rise to a charge of £119 million. These charges relate to pre-acquisition matters and were largely offset by the release of fair value provisions.

2009 COMPARED WITH 2008

Profit before tax and fair value unwind decreased by £209 million, or 25 per cent, to £617 million in 2009 compared to £826 million in 2008. New business profit was significantly impacted by the general contraction in the life, savings and investments market but the reduction also reflected the integration of the intermediary sales forces and the withdrawal of a number of legacy HBOS products with poor returns.

Existing business profit reduced by £51 million, or 10 per cent, to £483 million in 2009 compared to £534 million in 2008. This reflected a reduction in expected return, reflecting lower asset values resulting from adverse investment markets in 2008, a lower assumed rate of return and the non-recurrence of one-off benefits in HBOS in 2008, principally relating to a move to a more market consistent basis of embedded value and enhancements to the bond proposition. Those impacts were partly offset by a significant reduction in charges for policyholder lapses in 2009.

Expected returns on shareholders’ net assets were impacted both by a lower assumed rate of return and by reduced asset values as a result of severe market falls in 2008.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EUROPEAN BUSINESS

2010 COMPARED WITH 2009

Profit before tax and fair value unwind increased by £35 million, or 47 per cent, to £110 million in 2010 compared to £75 million in 2009 driven largely by experience and assumption changes. New business sales reflect difficult economic and market conditions in Germany, our main European market.

2009 COMPARED WITH 2008

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

NEW BUSINESS

The table below provides an analysis of the present value of new business premiums (PVNBP) for business written by the Insurance division, split between the UK and European Life, Pensions and Investments businesses. PVNBP is the measure of new business premiums for the life and pensions business and OEIC sales that management monitors because it provides an indication of the performance of the business – this is calculated as the value of single premiums plus the discounted present value of future expected regular premiums.

	UK £m	2010 Europe £m	Total £m	UK £m	2009 Europe £m	Total £m	UK £m	2008 Europe £m	Total £m

Protection	574	56	630	519	49	568	492	51	543
Payment protection	70	—	70	153	—	153	679	—	679
Savings and investments	1,617	315	1,932	2,689	312	3,001	4,149	372	4,521
Individual pensions	1,606	141	1,747	2,275	185	2,460	4,216	306	4,522
Corporate and other pensions	2,750	—	2,750	2,600	—	2,600	2,940	—	2,940
Retirement income	889	—	889	887	—	887	1,451	—	1,451
Managed fund business	177	—	177	146	—	146	216	—	216

Life and pensions	7,683	512	8,195	9,269	546	9,815	14,143	729	14,872
OEICs	2,633	—	2,633	3,704	—	3,704	3,303	—	3,303

Total	10,316	512	10,828	12,973	546	13,519	17,446	729	18,175

Analysis by channel
Bancassurance	4,432	—	4,432	6,997	—	6,997	8,356	—	8,356
Intermediary	5,365	512	5,877	5,639	546	6,185	8,704	729	9,433
Direct	519	—	519	337	—	337	386	—	386

Total	10,316	512	10,828	12,973	546	13,519	17,446	729	18,175

2010 COMPARED WITH 2009

The present value of new business premiums reduced by £2,691 million, or 20 per cent, to £10,828 million in 2010 compared to £13,519 million in 2009. This largely reflects the withdrawal in 2009 of certain HBOS legacy products with lower returns.

In the Bancassurance channel the reduction reflects the removal from sale of an HBOS guaranteed investment plan sold in 2009 and, since the integrated Bancassurance proposition was launched in June 2010, a change in mix away from savings products towards more profitable protection business in line with the legacy Lloyds TSB strategy. Sales of OEICs have been further adversely affected by a reduction in the volume of capital protected products given improved investment markets. However, sales of protection products have increased by 11 per cent and the aggregate new business margin has increased.

Within the Intermediary channel the reduction in volumes primarily reflects the withdrawal of low returning HBOS individual pension products, partly offset by an increase in sales of the on-going Retirement Account pension product and strong sales of corporate pensions.

2009 COMPARED WITH 2008

The present value of new business premiums reduced by £4,656 million, or 26 per cent, to £13,519 million in 2009 compared to £18,175 million in 2008 reflecting both a general contraction in the UK and European markets as well as the re-positioning of the UK intermediary product range. Sales through the intermediary channel were significantly impacted as the UK intermediary sales forces were integrated and a number of legacy HBOS products with poor returns were withdrawn. As a result, sales in the intermediary channel reduced by 34 per cent. Sales through the Bancassurance channel, excluding payment protection, continued to perform relatively robustly with a reduction of 11 per cent. This included Scottish Widows sales through the Bancassurance network which showed growth of 18 per cent. Sales of OEIC products were strong with an increase of 12 per cent in 2009.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL INSURANCE

	2010 £m	2009 £m	2008 £m
Home insurance
Underwriting income (net of reinsurance)	922	897	885
Commission receivable	75	71	50
Commission payable	(135)	(94)	(70)
	862	874	865
Payment protection insurance
Underwriting income (net of reinsurance)	544	731	860
Commission receivable	27	13	428
Commission payable	(318)	(395)	(923)
	253	349	365
Other
Underwriting income (net of reinsurance)	6	8	20
Commission receivable	50	69	71
Commission payable	(15)	(28)	(36)
Other (including investment income)	(34)	(6)	93
	7	43	148
Net operating income	1,122	1,266	1,378
Claims paid on insurance contracts (net of reinsurance)	(542)	(637)	(481)
Operating income, net of claims	580	629	897
Operating expenses	(208)	(262)	(360)
Profit before tax and fair value unwind	372	367	537

2010 COMPARED WITH 2009

Profit before tax and fair value unwind from General Insurance increased by £5 million, or 1 per cent, to £372 million in 2010 compared to £367 million in 2009, due primarily to improved unemployment claims experience plus integration synergies after taking account of lower income resulting from ceasing to write new PPI business and freeze related claims.

Underwriting income for home insurance showed modest growth of £25 million, or 3 per cent, to £922 million in 2010 compared to £897 million in 2009. Home commission payable was adversely affected by the alignment of commission arrangements between the legacy businesses during the year.

PPI underwriting income decreased by £187 million, or 26 per cent, to £544 million in 2010 compared to £731 million in 2009 reflecting the continued impact on new business volumes from the market wide move to monthly premiums in 2009 and the Group’s withdrawal from the payment protection market on 23 July 2010. Changes in commission payable reflect lower volumes of PPI written during the year.

Claims were £95 million, or 15 per cent, lower at £542 million in 2010 compared to £637 million in 2009 reflecting lower unemployment claims experience. The home book has been particularly affected by the freeze events experienced in January and December 2010. This has been partly offset by the benefits of ongoing claims processing improvements and integration.

Operating expenses decreased by £54 million, or 21 per cent, to £208 million in 2010 compared to £262 million in 2009 primarily as a result of the alignment of commission arrangements on home insurance, the delivery of integration savings and a continued focus on cost management.

2009 COMPARED WITH 2008

Profit before tax and fair value unwind from General Insurance decreased by £170 million, or 32 per cent, to £367 million in 2009 compared to £537 million in 2008.

Claims were £156 million, or 32 per cent, higher at £637 million compared to £481 million in 2008, primarily due to higher payment protection insurance claims related to unemployment. Whilst property claims were impacted by flooding and freeze claims in the final quarter of 2009, benefits from ongoing investments in claims processes continued to be realised.

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

Other income reduced, primarily reflecting lower interest rates and the allocation of certain charges.

Operating expenses decreased by £98 million, or 27 per cent, to £262 million in 2009 compared to £360 million in 2008. Adjusting for the reclassification of claims handling expenses into claims paid and non-recurring marketing spend in 2008, costs improved by 10 per cent year-on-year, reflecting continued focus on cost management and cost savings achieved through the integration.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GROUP OPERATIONS

	2010 £m	2009 £m [1]	2008 £m [1]
Net interest income	(72)	(69)	(59)
Other income	49	20	35
Total income	(23)	(49)	(24)
Direct costs:
Information technology	(1,209)	(1,254)	(1,336)
Operations	(628)	(672)	(660)
Property	(968)	(983)	(1,021)
Procurement	(56)	(57)	(50)
Support functions	(112)	(116)	(104)
	(2,973)	(3,082)	(3,171)
Result before recharges to divisions	(2,996)	(3,131)	(3,195)
Total net recharges to divisions	2,930	2,957	3,115
Share of results of joint ventures and associates	3	3	4
Loss before tax and fair value unwind	(63)	(171)	(76)
Fair value unwind	—	22	—
Loss before tax	(63)	(149)	(76)

[1]

2009 and 2008 comparative figures have been amended to reflect the impact of centralising operations across the Group as part of the integration programme. To ensure a fair comparison of 2010 performance, 2009 and 2008 direct costs have been increased with an equivalent offsetting increase in recharges to divisions.

2010 COMPARED WITH 2009

Loss before tax from Group Operations improved by £86 million to £63 million in 2010 compared to £149 million in 2009. The loss in 2009 included a credit of £22 million in relation to the unwinding of fair value adjustments arising from the acquisition of HBOS plc by the Group. Loss before tax and fair value unwind improved by £108m to £63 million in 2010 compared to £171 million in 2009.

Total income, excluding recharges to divisions, improved by £26 million, to a deficit of £23 million in 2010 compared to a deficit of £49 million in 2009. Net interest income was £3 million, or 4 per cent, lower at a net expense of £72 million in 2010 compared to a net expense of £69 million in 2009. Other income was £29 million, or 145 per cent, higher at £49 million in 2010 compared to £20 million in 2009.

Direct costs were £109 million, or 4 per cent, lower at £2,973 million in 2010 compared to £3,082 million in 2009; this reflected the continued focus on cost management and the delivery of integration savings.

Information Technology costs decreased by 4 per cent primarily due to the further impact of integration benefits; Operations costs decreased by 7 per cent due to the continuing rationalisation of the major Operations functions and lower charges in respect of joint ventures; Group Property costs decreased by 2 per cent due to the continuing consolidation of the heritage property portfolios helping to deliver further integration benefits.

Recharges to divisions were £27 million, or 1 per cent, lower at £2,930 million in 2010 compared to £2,957 million in 2009.

2009 COMPARED WITH 2008

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

Direct costs were £89 million, or 3 per cent, lower at £3,082 million in 2009 compared to £3,171 million in 2008; this reflected the impact of integration savings and a continued focus on cost management.

Information Technology costs decreased by 6 per cent due to the early realisation of integration savings following the consolidation of IT operations across the Group in addition to lower investment spend as project activity was rationalised and replaced by integration activity; Group Property costs were also lower by 4 per cent which was primarily due to integration savings and the consolidation of premises (achieved at a faster rate than originally anticipated).

Recharges to divisions were £158 million, or 5 per cent, lower at £2,957 million in 2009 compared to £3,115 million in 2008.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CENTRAL ITEMS

	2010 £m	2009 £m	2008 £m

Net interest expense	(823)	(815)	(213)
Other income	398	1,780	(223)

Total income	(425)	965	(436)
Operating expenses	(107)	(294)	(21)

Trading (deficit) surplus	(532)	671	(457)
Impairment	—	—	(60)
Share of results of joint ventures and associates	2	(1)	—

(Loss) profit before tax and fair value unwind	(530)	670	(517)
Fair value unwind	(1,446)	(2,119)	—

Loss before tax	(1,976)	(1,449)	(517)

Central items are comprised of three main elements:

1	The residual net interest position arising from the Group’s processes to allocate the following elements of net interest income to the divisions:

	•	interest on the Group’s equity position;

	•	net interest margin cost resulting from central capital activities, primarily arising on the management of senior and subordinated debt and preference shares; and

	•	cost to the Group of funding wholesale and liquidity balances.

2

The charge for payments to the charitable foundations: the four independent Lloyds TSB Foundations and the independent Bank of Scotland Foundation support registered charities throughout the UK that enable people, particularly the disabled and disadvantaged, to play a fuller role in society.

3

Central costs and other unallocated items: these relate to the on-going costs of central group activities including those of group corporate treasury (including the central hedge function), group internal audit, group risk, group compliance, group finance and group IT and operations.

2010 COMPARED WITH 2009

Total income decreased by £1,390 million to £(425) million primarily due to a £1,045 million reduction in liability management gains, together with a £193 million increase in the mark-to-market losses arising from the equity conversion feature of the Group’s Enhanced Capital Notes and a £131 million reduction in the gain on other derivatives which cannot be mitigated through hedge accounting.

Liability management gains arose on transactions undertaken in both 2009 and 2010 as part of the Group’s management of capital which exchanged certain debt securities for ordinary shares or other debt instruments. These transactions resulted in a gain of £423 million in 2010 compared to a gain of £1,498 million in 2009 (of which £1,468 million is reflected in Central items). The fair value of the equity conversion feature of the Group’s Enhanced Capital Notes decreased by £620 million in 2010 compared to a decrease of £427 million in 2009.

Net interest expense was broadly unchanged at £823 million, but included higher capital and wholesale liquidity funding costs of £601 million (2009: £260 million) not recovered from the divisions, with the increase primarily due to higher wholesale market funding spreads and the Group’s decision to accelerate its wholesale funding in 2010. This has been offset by improved net interest from interest rate risk management activities compared to 2009.

Operating expenses reduced by £187 million to £107 million due to lower professional fees and other costs associated with capital transactions and projects.

Fair value unwind improved by £673 million to (£1,446) million primarily due to the effect of the liability management transactions leading to a reduced amortisation rate. Gains on liability management transactions included accelerated fair value amortisations.

2009 COMPARED WITH 2008

Loss before tax from Central items deteriorated by £932 million to £1,449 million in 2009 compared to £517 million in 2008. The loss in 2009 included a charge of £2,119 million in relation to the unwinding of fair value adjustments arising from the acquisition of HBOS plc by the Group. Profit before tax and fair value unwind was £670 million in 2009 compared to a loss of £517 million in 2008.

Total income increased by £1,401 million, to £965 million in 2009 compared to a deficit of £436 million in 2008. Net interest income was £602 million lower at a net expense of £815 million in 2009 compared to a net expense of £213 million in 2008. Other income was £2,003 million higher at £1,780 million in 2009 compared to a deficit of £223 million in 2008; this was primarily as a result of gains arising when the Group exchanged certain existing subordinated debt securities for new securities. These exchanges resulted in a gain on extinguishment of the existing liability of £1,498 million (of which £1,468 million was reflected in Central items), being the difference between the carrying amount of the securities extinguished and the fair value of the new securities together with related fees and costs.

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

As noted on page 2, the combined businesses basis segmental results are presented in accordance with IFRS. However, the aggregated total of the combined businesses segmental results constitutes a non-GAAP measure as defined by the SEC.

The acquisition of HBOS plc on 16 January 2009 had a significant impact on the results of the Group. Comparisons of the Group’s performance on a statutory basis are, therefore, dominated by the impact of the acquisition of HBOS; the 2009 statutory results include the results of HBOS from 16 January 2009, together with the effects of the unwind of fair value adjustments made to the HBOS balance sheet on acquisition, and the 2008 statutory results do not include any results of HBOS.

Management uses the aggregated total of the combined businesses segmental results, a non-GAAP measure, as a measure of performance, and believes that it provides important information for investors, because it is a comparable representation of the Group’s performance. Profit before tax is the comparable GAAP measure to profit before tax on a combined businesses basis; a reconciliation of the Group’s statutory income statement to its combined businesses income statement is shown below. Readers should be aware that the combined businesses basis excludes certain items, as indicated in the tables below, reflected in the Group’s statutory results and includes certain items, also indicated in the tables below, not reflected in the Group’s statutory results. The Group refers readers to the discussion of its statutory results on pages 13 to 26.

Set out below is a reconciliation from the Group’s statutory results to the combined businesses basis, together with a brief commentary.

		Removal of:
2010	Lloyds Banking Group statutory £m	Acquisition related items, including pension curtailment gain[1] £m	Volatility arising in insurance businesses £m	Insurance gross up £m	Payment protection insurance provision, customer goodwill payments provision and loss on disposal of businesses[2] £m	Fair value unwind £m	Combined businesses £m
Net interest income	12,546	—	26	949	—	301	13,822
Other income	30,921	—	(332)	(19,162)	—	(1,263)	10,164
Total income	43,467	—	(306)	(18,213)	—	(962)	23,986
Insurance claims	(18,511)	—	—	17,967	—	2	(542)
Total income, net of insurance claims	24,956	—	(306)	(246)	—	(960)	23,444
Costs:					—
Operating expenses	(16,268)	1,320	—	246	3,700	74	(10,928)
Impairment of tangible fixed assets	(202)	52	—	—	—	—	(150)
	(16,470)	1,372	—	246	3,700	74	(11,078)
Trading surplus (deficit)	8,486	1,372	(306)	—	3,700	(886)	12,366
Impairment	(10,952)	—	—	—	—	(2,229)	(13,181)
Share of results of joint ventures and associates	(88)	—	—	—	—	(3)	(91)
Loss of disposal of businesses	(365)	—	—	—	365	—	—
Fair value unwind		—	—	—	—	3,118	3,118
(Loss) profit before tax	(2,919)	1,372	(306)	—	4,065	—	2,212

[1]	Comprises the pension curtailment gain (£910 million), integration costs (£1,653 million) and the amortisation of purchased intangibles (£629 million).

[2]	Comprises the payment protection insurance provision (£3,200 million), the customer goodwill payments provision (£500 million) and the loss on disposal of businesses (£365 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

		Removal of:

2009	Lloyds Banking Group statutory £m	Pre-acquisition results of HBOS £m	GAPS fee and acquisition related items[1] £m	Volatility in insurance businesses £m	Insurance gross up £m	Fair value unwind £m	Combined businesses £m

Net interest income	9,026	243	—	11	1,280	2,166	12,726
Other income	36,271	(1,123)	—	(479)	(21,659)	(1,135)	11,875

Total income	45,297	(880)	—	(468)	(20,379)	1,031	24,601
Insurance claims	(22,019)	1,349	—	—	20,318	(285)	(637)

Total income, net of
insurance claims	23,278	469	—	(468)	(61)	746	23,964
Operating expenses	(15,984)	(293)	4,589	—	61	18	(11,609)

Trading surplus (deficit)	7,294	176	4,589	(468)	—	764	12,355
Impairment	(16,673)	(456)	—	—	—	(6,859)	(23,988)
Share of results of joint ventures and associates	(752)	—	—	(10)	—	(5)	(767)
Gain on acquisition	11,173	—	(11,173)	—	—	—	—
Fair value unwind		—	—	—	—	6,100	6,100

Profit (loss) before tax	1,042	(280)	(6,584)	(478)	—	—	(6,300)

[1]

Comprises the Government Asset Protection Scheme fee (£2,500 million), integration costs (£1,096 million), amortisation of purchased intangibles (£753 million), goodwill impairment (£240 million) and gain on acquisition (£11,173 million).

				Removal of:

2008	Lloyds TSB statutory[1] £m	HBOS statutory £m	Reclass- ifications £m	BankWest and St. Andrews £m	Volatility in insurance businesses £m	Goodwill impairment £m	Insurance gross up £m	Combined businesses £m

Net interest income	7,718	8,171	1,906	(524)	(9)	—	(2,359)	14,903
Other income	(709)	(4,559)	(234)	(148)	2,358	—	10,225	6,933

Total income	7,009	3,612	1,672	(672)	2,349	—	7,866	21,836
Insurance claims	2,859	6,192	(1,570)	—	—	—	(7,962)	(481)

Total income, net of insurance claims	9,868	9,804	102	(672)	2,349	—	(96)	21,355
Operating expenses	(6,100)	(6,880)	—	400	—	258	86	(12,236)

Trading surplus	3,768	2,924	102	(272)	2,349	258	(10)	9,119
Impairment	(3,012)	(12,050)	—	182	—	—	—	(14,880)
Share of results of joint ventures and associates	4	(956)	—	—	—	—	—	(952)
Non-operating income	—	(743)	(102)	845	—	—	—	—

Profit (loss) before tax	760	(10,825)	—	755	2,349	258	(10)	(6,713)

[1]	Restated in 2009 for IFRS 2 (Revised).

2010 COMPARED WITH 2009

Profit before tax on a combined businesses basis improved by £8,512 million to a profit of £2,212 million in 2010 compared to a loss of £6,300 million in 2009; however, the profit in 2010 included a credit of £3,118 million in relation to the unwinding of fair value adjustments arising from the acquisition of HBOS plc by the Group whereas the loss in 2009 was after a fair value unwind credit of £6,100 million. Loss before tax and fair value unwind improved by £11,494 million to a loss of £906 million in 2010 compared to a loss of £12,400 million in 2009; this improvement was driven by lower impairment losses.

Total income decreased by £615 million, or 2 per cent, to £23,986 million in 2010 compared to £24,601 million in 2009.

Lending to customers, net of impairment provisions and fair value adjustments arising from the acquisition of HBOS plc by the Group in 2009, was £34,372 million, or 5 per cent, lower at £592,597 million in 2010 compared to £626,969 million in 2009; customer deposits were £13,108 million, or 3 per cent, lower at £393,633 million in 2010 compared to £406,741 million in 2009. These balance sheet decreases reflected reductions in lending portfolios which are outside of the Group’s appetite, continued customer deleveraging and de-risking and subdued demand in lending markets.

Net interest income was £1,096 million, or 9 per cent, higher at £13,822 million in 2010 compared to £12,726 million in 2009. The net interest margin, adjusted to exclude products where either the funding costs or the related revenues are recognised in other income, increased by 33 basis points to 2.10 per cent in 2010 compared to 1.77 per cent in 2009. Higher asset pricing and reduction in the average spread between base rate and LIBOR more than offset lower deposit margins and increasing wholesale funding spreads.

Other income was £1,711 million, or 14 per cent, lower at £10,164 million in 2010 compared to £11,875 million in 2009. This reduction primarily reflects a £1,075 million reduction in gains on capital transactions and a £193 million increase in the charge to income related to the fair value of the equity conversion feature of the Enhanced Capital Notes issued in 2009 as well as a reduction in payment protection insurance income and overdraft charges.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Costs decreased by £531 million, or 5 per cent, to £11,078 million in 2010 compared to £11,609 million in 2009. Savings related to the integration of the Lloyds TSB and HBOS business and lower levels of operating lease depreciation more than offset a charge of £150 million in respect of the impairment of tangible fixed assets.

Impairment losses decreased by £10,807 million, or 45 per cent, to £13,181 million in 2010 compared to £23,988 million in 2009. Impairment losses on loans and advances to customers as a percentage of average loans and advances to customers were 2.01 per cent in 2010 compared to 3.25 per cent in 2009. The decrease arose particularly in the Wholesale division, where a reduction of £11,237 million in the impairment charge reflects the actions which were taken in the first half of 2009 on the heritage HBOS portfolios (including the identification of large impairments post the HBOS acquisition, especially in the corporate real estate, real estate-related and Corporate (UK and US) portfolios), together with the stabilising UK and US economic environment in 2010, a low interest rate environment helping to maintain defaults at a lower level and a number of write backs due to asset disposals. The impairment charge within the Retail division was £1,480 million lower following improvements in impairment levels and arrears. In the Wealth and International division, however, impairment charges totalled £5,988 million, up 47 per cent on £4,078 million in 2009, reflecting increasing impairment charges in relation to corporate and real estate exposures in Ireland and Australia. The level of losses continues to be dominated by the economic environment in Ireland, and to a lesser extent has also been influenced by the performance of specific areas of the Australian economy.

The Group’s share of results of joint ventures and associates improved by £676 million, or 88 per cent, to a loss of £91 million in 2010 compared to a loss of £767 million in 2009.

2009 COMPARED WITH 2008

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

The Group’s share of results of joint ventures and associates improved by £185 million, or 19 per cent, to a loss of £767 million in 2009 compared to a loss of £952 million in 2008; there were lower levels of write-offs in 2009 as the majority of the book was fully written-off.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

	2010 Average balance £m	2010 Interest income £m	2010 Yield %	2009 Average balance £m	2009 Interest income £m	2009 Yield %	2008 Average balance £m	2008 Interest income £m	2008 Yield %

Assets
Loans and receivables:
– Loans and advances to banks	70,808	512	0.72	65,440	769	1.18	39,004	1,847	4.74
– Loans and advances to customers	594,361	25,459	4.28	675,092	24,171	3.58	218,220	13,808	6.33
– Debt securities	31,248	1,377	4.41	39,911	1,469	3.68	2,419	61	2.52
– Lease and hire purchase receivables	9,291	626	6.74	14,165	852	6.01	9,266	706	7.62
Available-for-sale financial assets	45,519	1,311	2.88	54,926	977	1.78	25,058	1,147	4.58
Held-to-maturity investments	2,188	55	2.51	—	—	—	—	—	—

Total interest-earning assets of banking book	753,415	29,340	3.89	849,534	28,238	3.32	293,967	17,569	5.98
Total interest-earning trading securities and other financial assets at fair value through profit or loss	65,176	2,412	3.70	59,849	2,224	3.72	24,292	1,577	6.49

Total interest-earning assets	818,591	31,752	3.88	909,383	30,462	3.35	318,259	19,146	6.02
Allowance for impairment losses on loans and advances	(17,146)			(9,551)			(2,838)
Non-interest earning assets	220,098			164,056			60,939

Total average assets and interest income	1,021,543	31,752	3.11	1,063,888	30,462	2.86	376,360	19,146	5.09

	2010 Average interest earning assets £m	2010 Net interest income £m	2010 Net interest margin %	2009 Average interest earning assets £m	2009 Net interest income £m	2009 Net interest margin %	2008 Average interest earning assets £m	2008 Net interest income £m	2008 Net interest margin %

Average interest-earning assets and net interest income:
– Banking business	753,415	12,546	1.67	849,534	9,026	1.06	293,967	7,718	2.63
– Trading securities and other financial assets at fair value through profit or loss	65,176	2,172	3.33	59,849	1,706	2.85	24,292	1,151	4.74

	818,591	14,718	1.80	909,383	10,732	1.18	318,259	8,869	2.79

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2010 Average balance £m	2010 Interest expense £m	2010 Cost %	2009 Average balance £m	2009 Interest expense £m	2009 Cost %	2008 Average balance £m	2008 Interest expense £m	2008 Cost %

Liabilities and shareholders’ funds
Deposits by banks	40,918	319	0.78	93,234	883	0.95	42,150	1,540	3.65
Liabilities to banks under sale and repurchase agreements	20,658	513	2.48	42,794	1,399	3.27	5,643	253	4.48
Customer deposits	355,670	5,381	1.51	357,323	4,410	1.23	151,013	4,932	3.27
Liabilities to customers under sale and repurchase agreements	42,530	231	0.54	41,890	256	0.61	106	3	2.83
Debt securities in issue	234,107	5,833	2.49	247,079	6,318	2.56	54,359	2,227	4.10
Other interest-bearing liabilities	12,882	898	6.97	10,865	1,621	14.92	4,239	—	—
Subordinated liabilities	32,962	3,619	10.98	43,033	4,325	10.05	15,400	896	5.82

Total interest-bearing liabilities of banking book	739,727	16,794	2.27	836,218	19,212	2.30	272,910	9,851	3.61
Total interest-bearing liabilities of trading book	26,115	240	0.92	28,639	518	1.81	11,769	426	3.62

Total interest-bearing liabilities	765,842	17,034	2.22	864,857	19,730	2.28	284,679	10,277	3.61
Interest-free liabilities
Non-interest bearing customer accounts	12,503			6,902			3,793
Other interest-free liabilities	196,174			158,881			76,584
Minority interests and shareholders’ funds	47,024			33,248			11,304

Total average liabilities and interest expense	1,021,543	17,034	1.67	1,063,888	19,730	1.85	376,360	10,277	2.73

Loans and advances to banks and customers include impaired lending; interest on this lending has been recognised using the effective interest rate method, as required by IAS 39.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The analysis of average balances and interest for 2010 and 2009 between domestic and international offices is as follows:

	Domestic			Foreign			Total

2010	Average Balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %

Assets
Loans and receivables:
Loans and advances to banks	55,288	408	0.74	15,520	104	0.67	70,808	512	0.72
Loans and advances to customers	538,329	23,433	4.35	56,032	2,026	3.62	594,361	25,459	4.28
Debt securities	29,662	1,359	4.58	1,586	18	1.13	31,248	1,377	4.41
Lease and hire purchase receivables	8,747	602	6.88	544	24	4.41	9,291	626	6.74
Available-for-sale financial assets	35,296	1,236	3.50	10,223	75	0.73	45,519	1,311	2.88
Held-to-maturity investments	2,188	55	2.51	—	—	—	2,188	55	2.51

Total interest-earning assets of banking book	669,510	27,093	4.05	83,905	2,247	2.68	753,415	29,340	3.89
Total interest-earning trading securities and other financial assets at fair value through profit or loss	59,472	2,208	3.71	5,704	204	3.58	65,176	2,412	3.70

Total interest-earning assets	728,982	29,301	4.02	89,609	2,451	2.74	818,591	31,752	3.88
Allowance for impairment losses on loans and advances	(13,171)			(3,975)			(17,146)
Non-interest earning assets	215,606			4,492			220,098

Total average assets and interest income	931,417	29,301	3.15	90,126	2,451	2.72	1,021,543	31,752	3.11

Percentage of assets applicable to foreign activities (%)							8.82

	Domestic			Foreign			Total

	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %

Liabilities and shareholders’ funds
Deposits by banks	24,041	219	0.91	16,877	100	0.59	40,918	319	0.78
Liabilities to banks under sale and repurchase agreements	14,933	419	2.81	5,725	94	1.64	20,658	513	2.48
Customer deposits	345,927	5,108	1.48	9,743	273	2.80	355,670	5,381	1.51
Liabilities to customers under sale and repurchase agreements	42,457	231	0.54	73	—	—	42,530	231	0.54
Debt securities in issue	204,200	5,214	2.55	29,907	619	2.07	234,107	5,833	2.49
Other interest-bearing liabilities	12,882	898	6.97	—	—	—	12,882	898	6.97
Subordinated liabilities	32,951	3,618	10.98	11	1	9.09	32,962	3,619	10.98

Total interest-bearing liabilities of banking book	677,391	15,707	2.32	62,336	1,087	1.74	739,727	16,794	2.27
Total interest-bearing liabilities of trading book	26,115	240	0.92	—	—	—	26,115	240	0.92

Total interest-bearing liabilities	703,506	15,947	2.27	62,336	1,087	1.74	765,842	17,034	2.22
Interest-free liabilities
Non-interest bearing customer accounts	11,563			940			12,503
Other interest-free liabilities	181,828			14,346			196,174
Minority interests and shareholders’ funds	34,520			12,504			47,024

Total average liabilities and interest expense	931,417	15,947	1.71	90,126	1,087	1.21	1,021,543	17,034	1.67

Percentage of liabilities applicable to foreign activities (%)							7.97

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Domestic			Foreign			Total

2009	Average Balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %

Assets
Loans and receivables:
Loans and advances to banks	57,500	594	1.03	7,940	175	2.20	65,440	769	1.18
Loans and advances to customers	619,856	22,092	3.56	55,236	2,079	3.76	675,092	24,171	3.58
Debt securities	38,189	1,439	3.77	1,722	30	1.74	39,911	1,469	3.68
Lease and hire purchase receivables	13,673	836	6.11	492	16	3.25	14,165	852	6.01
Available-for-sale financial assets	46,787	896	1.92	8,139	81	1.00	54,926	977	1.78

Total interest-earning assets of banking book	776,005	25,857	3.33	73,529	2,381	3.24	849,534	28,238	3.32
Total interest-earning trading securities and other financial assets at fair value through profit or loss	59,571	2,213	3.71	278	11	3.96	59,849	2,224	3.72

Total interest-earning assets	835,576	28,070	3.36	73,807	2,392	3.24	909,383	30,462	3.35
Allowance for impairment losses on loans and advances	(5,740)			(3,811)			(9,551)
Non-interest earning assets	159,516			4,540			164,056

Total average assets and interest income	989,352	28,070	2.84	74,536	2,392	3.21	1,063,888	30,462	2.86

Percentage of assets applicable to foreign activities (%)							7.01

	Domestic			Foreign			Total

	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %

Liabilities and shareholders’ funds
Deposits by banks	63,207	653	1.03	30,027	230	0.77	93,234	883	0.95
Liabilities to banks under sale and repurchase agreements	42,794	1,399	3.27	—	—	—	42,794	1,399	3.27
Customer deposits	349,709	4,255	1.22	7,614	155	2.04	357,323	4,410	1.23
Liabilities to customers under sale and repurchase agreements	41,827	256	0.61	63	—	—	41,890	256	0.61
Debt securities in issue	222,212	6,099	2.74	24,867	219	0.88	247,079	6,318	2.56
Other interest-bearing liabilities	10,865	1,621	14.92	—	—	—	10,865	1,621	14.92
Subordinated liabilities	42,183	4,276	10.14	850	49	5.76	43,033	4,325	10.05

Total interest-bearing liabilities of banking book	772,797	18,559	2.40	63,421	653	1.03	836,218	19,212	2.30
Total interest-bearing liabilities of trading book	28,639	518	1.81	—	—	—	28,639	518	1.81

Total interest-bearing liabilities	801,436	19,077	2.38	63,421	653	1.03	864,857	19,730	2.28
Interest-free liabilities
Non-interest bearing customer accounts	6,253			649			6,902
Other interest-free liabilities	157,426			1,455			158,881
Minority interests and shareholders’ funds	24,237			9,011			33,248

Total average liabilities and interest expense	989,352	19,077	1.93	74,536	653	0.88	1,063,888	19,730	1.85

Percentage of liabilities applicable to foreign activities (%)							6.36

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS

The following table allocates changes in net interest income between volume and rate for 2010 compared with 2009 and for 2009 compared with 2008. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2010 compared with 2009 Increase/(decrease)			2009 compared with 2008 Increase/(decrease)

	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m

Interest receivable and similar income

Loans and receivables:
Loans and advances to banks	(257)	39	(296)	(1,078)	311	(1,389)
Loans and advances to customers	1,288	(3,458)	4,746	10,363	16,358	(5,995)
Debt securities	(92)	(382)	290	1,408	1,380	28
Lease and hire purchase receivables	(226)	(328)	102	146	295	(149)
Available-for-sale financial assets	334	(271)	605	(170)	531	(701)
Held-to-maturity investments	55	55	—	—	—	—

Total banking book interest receivable and similar income	1,102	(4,345)	5,447	10,669	18,875	(8,206)
Total interest receivable and similar income on trading securities and other financial assets at fair value through profit or loss	188	197	(9)	647	1,321	(674)

Total interest receivable and similar income	1,290	(4,148)	5,438	11,316	20,196	(8,880)

Interest payable
Deposits by banks	(564)	(408)	(156)	(657)	484	(1,141)
Liabilities to banks under sale and repurchase agreements	(886)	(550)	(336)	1,146	1,215	(69)
Customer deposits	971	(25)	996	(522)	2,546	(3,068)
Liabilities to customers under sale and repurchase agreements	(25)	3	(28)	253	255	(2)
Debt securities in issue	(485)	(323)	(162)	4,091	4,928	(837)
Other interest bearing liabilities	(723)	141	(864)	1,621	989	632
Subordinated liabilities	(706)	(1,106)	400	3,429	2,777	652

Total banking book interest payable	(2,418)	(2,268)	(150)	9,361	13,194	(3,833)
Total interest payable on trading and other liabilities at fair value through profit or loss	(278)	(23)	(255)	92	305	(213)

Total interest payable	(2,696)	(2,291)	(405)	9,453	13,499	(4,046)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK MANAGEMENT

Pages 55 to 110 of the Operating and financial review and prospects contain both audited and unaudited information.

THE GROUP’S APPROACH TO RISK (unaudited)

The Group’s approach to risk is founded on robust corporate governance practices and a risk management culture which guides the way all employees approach their work, the way they behave and the decisions they make. The Board takes the lead by establishing the ‘tone at the top’ and approving professional standards and corporate values for itself, senior management and other colleagues. The Board ensures that senior management implements strategic policies and procedures designed to promote professional behaviour and integrity. The Board also ensures that senior management implements risk policies and risk appetites that either limit, or where appropriate, prohibit activities, relationships, and situations that could diminish the quality of corporate governance. All colleagues including the Group Chief Executive are assessed against a balanced scorecard that explicitly includes their risk performance, as a component of overall performance.

This Board-level engagement, coupled with the direct involvement of senior management in group-wide risk issues at Group Executive Committee level, ensures that issues are escalated on a timely basis and appropriate remediation plans are initiated. The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by senior management. Key decisions are always taken by more than one person.

The Group uses an enterprise-wide risk management framework for the identification, assessment, measurement and management of risk. It seeks to maximise value for shareholders over time by aligning risk management with the corporate strategy, assessing the impact of emerging risks from legislation, new technologies or the market, and developing risk tolerances and mitigating strategies. The framework seeks to: strengthen the Group’s ability to identify and assess risks, aggregate group-wide risks and define the corporate risk appetite, develop solutions for reducing or transferring risk, and where appropriate, exploit risks to gain competitive advantage, thereby seeking to increase shareholder value.

The Group has a conservative business model embodied by a risk culture founded on prudence and accountability, where everyone understands that they are accountable for the risks they take and that the needs of customers are paramount. The focus has been and remains on building and sustaining long-term relationships with customers, through good and bad economic times. The approach is supported by a ‘through the cycle’ approach to risk with strong control and monitoring.

The Group Business Risk Committee and the Group Asset and Liability Committee are chaired by the Group Chief Executive and include all members of the Group Executive Committee. The aggregate group wide risk profile and portfolio appetite are discussed at these monthly meetings. The Risk Committee, chaired by a Non-Executive Director, comprises other Non-Executive Directors and oversees the Group’s risk exposures. This Second-Line-Of-Defence Committee is supported by the Chief Risk Officer, who is independent of the front line business units, is a full member of the Group Executive Committee and reports to the Group Chief Executive. The Chief Risk Officer regularly informs the Risk Committee of the aggregate risk profile and has direct access to the Chairman and members of the Risk Committee.

RISK AS A STRATEGIC DIFFERENTIATOR (unaudited)

The maintenance of a strong control framework remains a priority for the Group and is the foundation for the delivery of effective risk management. The Group optimises performance by allowing divisions and business units to operate within approved capital, liquidity and risk parameters and within the Group’s policy framework. The Group’s approach to risk management ensures that business units remain accountable for risk whilst undertaking individual strategies to meet business performance targets. The combination of divisional and group risk management maintains effective independent oversight.

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

As part of its integration initiative, the Group has rolled out the methodology and financial control framework that was used by the heritage Lloyds TSB Group; including compliance with the requirements of the US Sarbanes Oxley Act.

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

STATE FUNDING AND STATE AID (unaudited)

HM Treasury currently holds approximately 40.6 per cent of the Group’s ordinary share capital. United Kingdom Financial Investments Limited (UKFI) as manager of HM Treasury’s shareholding continues to operate in line with the framework document between UKFI and HM Treasury managing the investment in the Group on a commercial basis without interference in day-to-day management decisions. There is a risk that a change in Government priorities could result in the framework agreement currently in place being replaced leading to interference in the operations of the Group, although there have been no indications that the Government intends to change the existing operating arrangements.

The Group has made a number of undertakings to HM Treasury arising from the capital and funding support, including the provision of additional lending to certain mortgage and business sectors until 28 February 2011, and other matters relating to corporate governance and colleague remuneration. However the commitments in respect of lending are subject to normal prudent commercial lending criteria and pricing, the availability of funding to support such lending and the availability of sufficient demand from creditworthy customers and potential customers. The new agreement between the leading UK banks and the Government in relation to gross business lending in the 2011 calendar year is subject to a similar set of criteria.

In addition, the Group is subject to European state aid obligations in line with the restructuring plan agreed with HM Treasury and the EU College of Commissioners in November 2009, which is designed to support the long-term viability of the Group and address any competition distortions arising from the benefits of state aid. This has placed a number of requirements on the Group including asset reductions in certain parts of its balance sheet by the end of 2014 and the disposal of certain portions of its business by the end of November 2013, including in particular the disposal of some

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

parts of its retail banking business. The Group is working closely with the EU Commission, HM Treasury and the Monitoring Trustee appointed by the EU Commission.

RISK GOVERNANCE

The embedding of an integrated governance and risk management framework throughout the Group has continued, through a consistent approach to risk appetite, policies, delegations and Risk Committee structures.

The risk governance structure is intended to strengthen risk evaluation and management, whilst also positioning the Group to manage the changing regulatory environment in an efficient and effective manner. The risk governance structure for Lloyds Banking Group is shown in the table entitled Risk governance structures.

BOARD AND COMMITTEES (audited)

The Board, assisted by its key Risk Committees (Risk Committee and Audit Committee), approves the Group’s overall risk management framework. The Board also reviews the Group’s aggregate risk exposures and concentrations of risk to ensure that these are consistent with the Board’s appetite for risk. The role of the Board, Audit Committee and Risk Committee are shown in the corporate governance section on pages 135 to 139, and further key risk oversight roles are described below.

In particular, the Risk Committee, (formerly Risk Oversight Committee) which comprises non-executive directors, oversees the development, implementation and maintenance of the Group’s overall risk management framework and its risk appetite, strategy, principles and policies, to ensure that these are in line with emerging regulatory, corporate governance and industry best practice. The Risk Committee regularly reviews the Group’s risk exposures across the primary risk drivers and the detailed risk types.

The Group Executive Committee assisted by the Group Business Risk Committee and the Group Asset and Liability Committee, supports the Group Chief Executive in ensuring the effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, whilst also reviewing the Group’s aggregate risk exposures and concentrations of risk.

The Group Asset and Liability Committee is responsible for the strategic management of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. It is also responsible for the risk management framework for market risk, liquidity risk, capital risk and earnings volatility. The Group Asset and Liability Committee is supported by the Senior Asset and Liability Committee. This Senior Level Committee is responsible for the review of documentation relating to the management of assets and liabilities in the Group’s balance sheet and the escalation of issues of group-level significance to the Group Asset and Liability Committee. It is also supported by the Group Market Risk Forum which escalates matters relating to the strategic management of the Group’s structural market risks, including market risks held in the Group’s insurance companies.

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

The Group Business Risk Committee is supported by the following Committees:

–

The Group Operational and Regulatory Risk Committee, which is responsible for identifying current and emerging significant regulatory and operational risks or accumulation of risks and control deficiencies across the Group and reviewing associated oversight plans to ensure pre-emptive risk management action. The Committee also seeks to ensure that adequate divisional engagement occurs to develop, implement and maintain the Group’s compliance and operational risk management framework.

–

The Group Credit Risk Committee, which is responsible for the development and effectiveness of the Group’s credit risk management framework, clear description of the Group’s credit risk appetite, setting of high-level Group credit policy, and compliance with regulatory credit requirements. On behalf of the Group Business Risk Committee, the Group Credit Risk Committee monitors and reviews the Group’s aggregate credit risk exposures and concentrations of risk.

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

–

The Group Insurance Risk Committee, which is responsible for the development and effectiveness of the Group’s insurance risk management framework, clear articulation of the Group’s insurance risk appetite, setting of high-level insurance risk policy, and ensuring compliance with regulatory insurance requirements. On behalf of the Group Business Risk Committee, the Group Insurance Risk Committee monitors and reviews the Group’s aggregate insurance risk exposures and provides proactive and robust challenge around insurance risk and business activities giving rise to insurance risk.

–

The Group Financial Crime Committee serves as the principal Group forum for reviewing and challenging the management of financial crime risk including the overall strategy and performance. The Committee is accountable for ensuring that, at Group level, financial crime risks are effectively identified and managed within risk appetite and that strategies for financial crime prevention are effectively co-ordinated and implemented across the Group.

–

The Divisional Financial Control Committees, which provide governance over financial statements. The meetings provide review and challenge as to the veracity of the results, press releases and supporting analyst information with oversight over the processes that have been followed in drawing them up. Items of focus are key assumptions and areas of subjectivity in the results and ensuring proper remediation of control issues that impact internal controls over financial reporting. The Group’s auditors also report findings from their audit work.

The Group Risk Directors and Divisional Risk Officers meet on a regular basis under the Chairmanship of the Chief Risk Officer to review and challenge the risk profile of the Group and to ensure that mitigating actions are appropriate. Aggregate risk reports are reviewed by this group before submission to Group Business Risk Committees and then to Risk Committee.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK GOVERNANCE STRUCTURES (audited)

Group Executive Directors have primary responsibility for measuring, monitoring and controlling risks within their areas of accountability and are required to establish control frameworks for their businesses that are consistent with the Group’s high level policies and within the parameters set by the Board, Group Executive Committee and Group Risk. Compliance with policies and parameters is overseen by the Risk Committee, the Group Business Risk Committee, the Group Asset and Liability Committee, Group Risk and the Divisional Risk Officers.

RISK MANAGEMENT OVERSIGHT (audited)

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

Group Risk Directors who report directly to the Chief Risk Officer, are allocated responsibility for specific risk types and are responsible for ensuring the adequacy of the framework for their risk types as well as the oversight of the risk profile across the Group. Divisional Risk Officers have dual reporting lines to their own divisional executive and also to the Chief Risk Officer and are responsible for the risk profile within their own divisions. This matrix approach enables the Group Executive Committee members to fulfil their risk management accountabilities.

Divisional Risk Officers provide oversight of risk management activity for all risks within each of the Group’s divisions. Reporting directly to the Group Executive Directors responsible for the divisions and to the Chief Risk Officer, their day-to-day contact with business management, business operations and risk initiatives provides an effective risk oversight mechanism.

The Director of Group Audit provides independent assurance to the Audit Committee and the Board that risks within the Group are recognised, monitored and managed within acceptable parameters. Group Audit is fully independent of Group Risk, seeking to ensure objective challenge to the effectiveness of the risk governance framework.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK MANAGEMENT FRAMEWORK (audited)

RISK MANAGEMENT IN THE BUSINESS (audited)

Line management are directly accountable for the management of risks arising in their individual businesses. A key objective is to ensure that business decisions strike an appropriate balance between risk and reward, consistent with the Group’s risk appetite.

All business units, divisions and group functions complete a control self assessment annually (see page 139), reviewing the effectiveness of their internal controls and putting in place a programme of enhancements where appropriate. Managing directors of each business and each Group Executive Committee member certify the accuracy of their assessment.

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

RISK MANAGEMENT FRAMEWORK (audited)

The Group’s risk management principles and risk management framework cover the full spectrum of risks that a group, which encompasses both banking and insurance businesses, would encounter.

The Group uses an enterprise-wide risk management framework for the identification, assessment, measurement and management of risk. It seeks to maximise value for shareholders over time by aligning risk management with the corporate strategy, assessing the impact of emerging risks from legislation, new technologies or the market, and developing risk tolerances and mitigating strategies. The framework seeks to: strengthen the Group’s ability to identify and assess risks, aggregate group-wide risks and define the group risk appetite, develop solutions for reducing or transferring risk, and where appropriate, exploit risks to gain competitive advantage, thereby seeking to increase shareholder value. The principal elements of the risk management framework are shown in the table entitled Risk management framework. The framework above comprises 11 interdependent activities which map to the components of the internal control integrated framework issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The framework is dynamic and allows for proportionate adjustment of policies and controls where business strategy and risk appetite is amended in response to changes in market conditions.

The Lloyds Banking Group business strategy and objectives are used to determine the Group’s high level risk principles and risk appetite measures and metrics for the primary risk drivers (see the table entitled Risk drivers). The risk appetite is proposed by the Group Chief Executive and reviewed by various governance bodies including the Group Executive Committee and the Risk Committee. Responsibility for the approval of risk appetite rests with the Board. The approved high level appetite and limits are delegated to individual Group Executive Committee members by the Group Chief Executive.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Group and divisional risk functions have responsibility for overseeing effective implementation of policy. Group Audit provides independent assurance to the Board about the effectiveness of the Group’s control framework and adherence to policy. Policies are reviewed annually to ensure they remain fit for purpose.

Execution of the Group’s risk management framework is dependent upon a clear and consistent risk identification using a common language to define risks and to categorise them (see the table entitled Risk drivers).

Proportionate control activities are in place to design mitigating controls, to transfer risk where appropriate and seeks to ensure executives are content with the residual level of risk accepted.

Risk and control assessments are undertaken to assess the effectiveness of current mitigations and whether risks taken are consistent with the Group’s risk appetite (this includes the annual control self-assessment exercise).

The impact of risks and issues (including financial, reputational and regulatory capital) are determined through effective risk measurement including modelling, stress testing and scenario analysis.

The outcomes of independent reviews (including internal and external audit and regulatory reviews) are integrated into risk management activities and action plans.

Risk reporting is standardised through the use of standard definitions to enable risk aggregation. Divisions monitor their risk levels against their risk appetite, seeking to ensure effective mitigating action is being taken where appropriate. Divisional risk reports are reviewed by each divisional executive committee to ensure that respective senior management are satisfied with the overall risk profile, risk accountabilities and progress on any necessary action plans and tracking. Reporting, including that of performance against relevant limits or policies, is in place to provide a level of detail appropriate to the exposures concerned and regular information is provided to Group Risk for review and aggregate reporting. The monitoring process requires that significant issues are appropriately reported, and an escalation process is in place to report significant losses to appropriate levels of management. Regular reports are prepared by Group Risk on risk exposures and material issues to the Group Asset and Liability Committee, Group Business Risk Committee, Group Executive Committee, Risk Committee and the Board.

At group level, a consolidated risk report is produced which is reviewed and debated by the Group Business Risk Committee, Group Executive Committee, Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The consolidated risk report provides a quarterly assessment of the aggregate residual risk for the primary risk drivers, comparing the assessment with the previous quarter and providing a forecast for the next six months.

PRINCIPAL RISKS AND UNCERTAINTIES (audited)

At present the most significant risks faced by the Group, which are derived from the primary risk drivers detailed in the table entitled Risk drivers, are:

Risk: Definition	Features

Credit: The risk of reductions in earnings and/or value, through financial loss, as a result of the failure of the party with whom the Group has contracted to meet its obligations (both on and off balance sheet).

Arising in the Retail, Wholesale and Wealth and International divisions, reflecting the risks inherent in the Group’s lending activities and, to a much lesser extent in the Insurance division in respect of investment of own funds. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties, or in their behaviour, would be expected to reduce the value of the Group’s assets and materially increase the Group’s write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors, including, inter alia, increased unemployment, reduced asset values, increased personal or corporate insolvency levels, reduced corporate profits, increased interest rates or higher tenant defaults. Over the last three years, the global banking crisis and economic downturn has driven cyclically high bad debt charges. These have arisen from the Group’s lending to:

–

Wholesale customers (including those in Wealth and International): where companies continue to face difficult business conditions, resulting in elevated corporate default levels, illiquid commercial property markets and heightened impairment charges. The Group has high levels of exposure in both the UK and internationally, including Ireland, USA and Australia. There are particular concentrations to financial institutions and commercial real estate, including secondary and tertiary locations.

–

Retail customers (including those in Wealth and International). UK bad debts have reduced materially in 2010 as a result of risk management activity and more stable, low interest rate UK economic conditions. This portfolio will remain strongly linked to the economic environment, with inter alia house prices fall, unemployment increases, consumer over-indebtedness and rising interest rates all likely to impact both secured and unsecured retail exposures.

The Group follows a through the economic cycle, relationship based, business model with risk management processes, appetites and experienced staff in place.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk: Definition	Features

Legal and regulatory: Legal and regulatory risk is the risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with the laws, regulations or codes applicable.

Legal and regulatory exposure is driven by the significant volume of current legislation and regulation within the UK and overseas with which the Group has to comply, along with new or proposed legislation and regulation which needs to be reviewed, assessed and embedded into day-to-day operational and business practices across the Group as a whole. This is particularly the case in the current market environment, which is witnessing increased levels of government and regulatory intervention in the banking sector.

The Group continues to face political and regulatory scrutiny as a result of the Group’s perceived systemic importance following the acquisition of HBOS. At the time of the acquisition, the Office of Fair Trading (OFT) identified some competition concerns in the UK personal current accounts and mortgages markets and for SME banking in Scotland. The OFT reiterated that it would keep these under review and consider whether to refer any banking markets to the Competition Commission if it identifies any prevention, restriction or distortion of competition.

The UK Government appointed an Independent Commission on Banking to review possible structural measures to reform the banking system and promote stability and competition. That commission will publish its final report by the end of September 2011. The Treasury Select Committee is conducting an examination of competition in retail banking. It is too early to quantify the potential impact of these developments on the Group.

From April 2011, lead regulation and supervision of the Group’s activities will begin transitioning from the FSA to the new Financial Conduct Authority for conduct of business supervision and the Prudential Regulatory Authority for capital and liquidity supervision. In addition, from 2011, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority as new EU Supervisory Authorities are likely to have greater influence on regulatory approaches across the EU. These could lead to changes in how the Group is regulated and supervised on a day-to-day basis.

Evolving capital and liquidity requirements continue to be a priority for the Group. In September 2010 and further clarified in December 2010, the Basel Committee on Banking Supervision put forward proposals for a reform package which changes the regulatory capital and liquidity standards, the definition of ‘capital’, introduces new definitions for the calculation of counterparty credit risk and leverage ratios, additional capital buffers and development of a global liquidity standard. Implementation of these changes is expected to be phased in between 2012 and 2018.

The Group is currently assessing the impacts of these regulatory developments and will participate in the consultation and calibration processes to be undertaken by the various regulatory bodies during 2011. The insurance division is progressing its plans to achieve Solvency II compliance. The Group continues to work closely with the regulatory authorities and industry associations to ensure that it is able to identify and respond to proposed regulatory changes and mitigate against risks to the Group and its stakeholders.

There is a risk that certain aspects of the Group’s business may be determined by the authorities or the courts as not being conducted in accordance with applicable laws or regulations, or with what is fair and reasonable in their opinion. The Group may also be liable for damages to third parties harmed by the conduct of its business.

Liquidity and funding: Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient.

Arising in the banking business of the Group through the Retail, Wholesale and Wealth and International divisions reflecting the risk that the Group is unable to attract and retain either retail, wholesale or corporate deposits or issue debt securities. Like all major banks, the Group is dependent on confidence in the short and longer term wholesale funding markets; should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding and provide liquidity when necessary, the Group’s ability to fund its financial obligations could be impacted.

The key dependencies for successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets; successful right sizing of the Group’s balance sheet; the continuation of HM Treasury and Bank of England facilities in accordance with the terms agreed; limited further deterioration in the UK’s and the Group’s credit rating and no significant or sudden withdrawal of deposits resulting in increased reliance on wholesale funding markets. A return to the extreme market conditions of 2008 would place a strain on the Group’s ability to meet its financial commitments.

Liquidity and funding risks are managed within a Board approved framework using a range of metrics to monitor the Group’s profile against its stated appetite and potential market conditions.

Risk: Definition	Features

Market Risk: The risk of reductions in earnings and/or value, through financial or reputational loss, from unfavourable market moves; including changes in, and increased volatility of, interest rates, market-implied inflation rates, credit spreads, foreign exchange rates, equity, property and commodity prices.

Market risk is managed within a Board approved framework using a range of metrics to monitor the Group’s profile against its stated appetite and potential market conditions.

The principal market risks are as follows:

There is a risk to the Group’s banking income arising from the level of interest rates and the margin of interbank rates over central bank rates. A further banking risk arises from competitive pressures on product terms in existing loans and deposits, which sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in interbank and central bank rates.

The main equity market risks arise in the life assurance companies and staff pension schemes. Credit spread risk arises in the life assurance companies, pension schemes and banking businesses. Equity market movements and changes in credit spreads impact the Group’s results.

Continuing concerns about the scale of deficits in Ireland and southern European countries resulted in increased credit spreads in the areas affected, and fears of contagion affected the Euro and widened spreads between central bank and interbank rates.

The Group’s trading activity is small relative to its peers and is not considered to be a principal risk. The average 95 per cent 1-day trading Value at Risk (VaR) was £7.4 million for 2010.

Insurance Risk: The risk of reductions in earnings and/or value, through financial or reputational loss, due to fluctuations in the timing, frequency and severity of insured/ underwritten events and to fluctuations in the timing and amount of claims settlements.

The major sources of insurance risk are within the insurance businesses and the staff defined benefit pension schemes.

Insurance risk is inherent in the insurance business and can be affected by customer behaviour. Insurance risks accepted relate primarily to mortality, longevity, morbidity, persistency, expenses, property and unemployment.

The primary insurance risk carried by the Group’s defined benefit pension schemes is related to longevity.

Insurance risks typically, and longevity in particular, crystallise gradually over time. Actuarial assumption setting for financial reporting and liability management requires expert judgement as to when evidence of an emerging trend is sufficient to require an alteration to long-run assumptions.

Customer treatment: The risk of regulatory censure and/or a reduction in earnings/value, through financial or reputational loss, from inappropriate or poor customer treatment.

Customer treatment and how the Group manages its customer relationships affects all aspects of the Group’s operations and is closely aligned with achievement of the Group’s strategic aim – to create deep long lasting relationships with its customers. There is currently a high level of scrutiny regarding the treatment of customers by financial institutions from the press, politicians and regulatory bodies.

The FSA continues to drive focus on conduct of business activities and has established a new approach to supervision of Conduct Risk, replacing the previous ‘Treating Customers Fairly’ initiative for retail customers. Under this new regime the FSA has indicated that it will seek to place greater emphasis on product governance and contract terms in general, and will seek to intervene much earlier in the product lifecycle to prevent customer detriment. The FSA also continues to carry out thematic reviews on a variety of issues across the industry as a whole, for example complaints handling. The Group actively engages with the regulatory authorities and other stakeholders on these key customer treatment challenges, which includes for example, PPI (see note 54 to the financial statements ‘Contingent liabilities and commitments’).

The Group has policies, procedures and governance arrangements in place to facilitate the fair treatment of customers. Since the acquisition of HBOS, the Group has made significant progress in aligning its approach to Treating Customers Fairly across both heritages. In addition the Group has aligned its Treating Customers Fairly governance and management information arrangements, with customer impact being a key factor in assessing every integration proposition. The Group regularly reviews its product range to ensure that it meets regulatory requirements and is competitive in the market place.

People: The risk of reductions in earnings and/or value, through financial or reputational loss, from inappropriate colleague actions and behaviour, industrial action, legal action in relation to people, or health and safety issues. Loss can also be incurred through failure to recruit, retain, train, reward and incentivise appropriately skilled staff to achieve business objectives and through failure to take appropriate action as a result of staff underperformance.

The Group aims to attract, retain, and develop high calibre talent. Failure to do so would present a significant risk to delivering the Group’s overall strategy and is affected by a range of factors including:

	–	Ongoing regulatory and public interest in remuneration practices

	–	Delivery of the Group’s integration commitments, and

	–	Uncertainty about EU state aid requirements and the Independent Commission on Banking’s proposals for banking reform.

The Group’s remuneration arrangements encourage compliant and appropriate behaviour from colleagues, in line with group policies, values and short and long term people risk priorities. The Group has continued to work closely with regulators, to seek to ensure compliance with our obligations. However, there is recognition that international consensus must be achieved to avoid UK institutions being significantly disadvantaged in attracting and retaining the highest calibre talent.

The Group continues to manage union relationships actively and the majority of colleagues are now on harmonised Terms and Conditions. There is strong ongoing commitment to support and retain colleagues throughout a period of significant integration and organisational change. Active monitoring of the Colleague Engagement Survey, allows the Group to understand engagement levels. These continue to increase and are now exceeding industry benchmarking for high performing organisations.

Lloyds Banking Group is closely engaged with the UK Government and regulators on reform proposals, and with the EU on disposal arrangements, to influence and manage colleague uncertainty.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk: Definition	Features

Integration: The risk that Lloyds Banking Group fails to realise the business growth opportunities, revenue benefits, cost synergies, operational efficiencies and other benefits anticipated from, or incurs unanticipated costs and losses associated with, the acquisition of HBOS plc.

The integration of the two heritage organisations continues to be one of the largest integration challenges that has been seen in the UK financial services industry. The Group’s Integration Execution Board, chaired by the Group Operations Director, continues to oversee the integration process and progress is being regularly reviewed by the Group Executive Committee and Group Board. While there continue to be delivery risks to the programme, not least the risk of new regulatory requirements which may have an effect on resourcing, the Group is now two years into the integration programme and has a fully developed and functioning governance framework to manage these risks. There is a clear understanding of the phased deliverables to ensure effective delivery through to 2012.

RISK DRIVERS (unaudited)

RISK DRIVERS (unaudited)

The Group’s risk language is designed to capture the Group’s ‘primary risk drivers’. A description of each ‘primary risk driver’, including definition, appetite, control and exposures, is included below. These are further sub divided into 31 more granular risk types to enable more detailed review and facilitate appropriate reporting and monitoring, as set out in the table above.

Through the Group’s risk management processes, these risks are assessed on an ongoing basis and seek to ensure optimisation of risk and reward and that, where required, appropriate mitigation is in place. Both quantitative and qualitative factors are considered in assessing the Group’s current and potential future risks.

BUSINESS RISK (unaudited)

DEFINITION

Business risk is defined as the risk that the Group’s earnings are adversely impacted by a sub optimal business strategy or the sub optimal implementation of the strategy. In assessing business risk, consideration is given to internal and external factors.

RISK APPETITE

Business risk appetite is encapsulated in the Group’s budget and medium-term plan, which are sanctioned by the Board on an annual basis. Divisions’ and business units’ plans are aligned to the Group’s overall business risk appetite.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MEASUREMENT

An annual business planning process is conducted at group, divisional and business unit level which includes a quantitative and qualitative assessment of the risks that could impact the Group’s plans. Within the planning round, the Group conducts both scenario analysis and stress tests to assess risks to future earning streams. Stress testing and scenario analysis are fully embedded in the Group’s risk management practice. The Group assesses a wide array of scenarios including economic recessions, regulatory action scenarios, scenarios specific to the operations of each part of the business, as well as reverse stress tests.

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

DEFINITION (audited)

The risk of reductions in earnings and/or value, through financial or reputational loss, as a result of the failure of the party with whom the Group has contracted to meet its obligations (both on and off balance sheet).

RISK APPETITE (audited)

Credit risk appetite is set by the Board and is described and reported through a suite of metrics derived from a combination of accounting and credit portfolio performance measures, which in turn use the various credit risk rating systems as inputs. These metrics are supported by a comprehensive suite of policies, sector caps, product and country limits to manage concentration risk and exposures within the Group’s approved risk appetite.

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

EXPOSURES (audited)

The principal sources of credit risk within the Group arise from loans and advances to retail customers, financial institutions and corporate clients. The credit risk exposures of the Group are set out in note 56 to the financial statements. Credit risk exposures are categorised as ‘retail’ arising in the Retail and Wealth and International Divisions and ‘wholesale’ arising in the Wholesale and Wealth and International Divisions.

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

Credit risk can also arise from debt securities, private equity investments, derivatives and foreign exchange activities. Note 19 to the financial statements shows the total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2010. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 56.

Credit risk exposures in the insurance businesses arise primarily from holding investments and from exposure to reinsurers. A significant proportion of the investments are held in unit-linked and with-profits funds where the shareholder risk is limited, subject to any guarantees given.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MEASUREMENT (audited)

In measuring the credit risk of loans and advances to customers and to banks at a counterparty level, the Group reflects three components: (i) the ‘probability of default’ by the counterparty on its contractual obligations; (ii) current exposures to the counterparty and their likely future development, from which the Group derives the ‘exposure at default’; and (iii) the likely loss ratio on the defaulted obligations (the ‘loss given default’).

The Group’s rating systems assess probability of default and if Advanced, exposure at default and loss given default, in order to derive an expected loss. (If not Advanced, regulatory prescribed exposure at default and loss given default values are used in order to derive an expected loss). In contrast, impairment allowances are recognised for financial reporting purposes only for loss events that have occurred at the balance sheet date, based on objective evidence of impairment (see note 2(H) to the financial statements). Due to the different methodologies applied, the amount of incurred credit losses provided for in the financial statements differs from the amount determined from the expected loss models that are used for internal operational management and banking regulation purposes.

The Group assesses the probability of default of individual counterparties using internal rating models tailored to the various categories of counterparty. In its principal retail portfolios and a number of wholesale lending portfolios, exposure at default and loss given default models are also in use. They have been developed internally and use statistical analysis, combined, where appropriate, with external data and subject matter expert judgement. Each rating model is subject to a validation process, undertaken by independent risk teams, which includes benchmarking to externally available data, where possible. The most material rating models are approved by the Group Model Governance Committee.

Each probability of default model segments counterparties into a number of rating grades, each representing a defined range of default probabilities. Exposures migrate between rating grades if the assessment of the counterparty probability of default changes. Each rating system is required to map to a master scale, which supports the consolidation of credit risk information across portfolios through the adoption of a common rating scale. Given the differing risk profiles and credit rating considerations, the underlying risk reporting has been split into two distinct master scales, a retail master scale and a wholesale master scale.

(Note 56 to the financial statements provides an analysis of the portfolio and pages 68 to 78 provide details of the Group’s Credit risk portfolio.)

MITIGATION (audited)

The Group uses a range of approaches to mitigate credit risk.

INTERNAL CONTROL

The Group follows a through the economic cycle, relationship based, business model with risk management processes, appetites and experienced staff in place. These policies and procedures define chosen target market and risk acceptance criteria. These have been, and will continue to be fine-tuned as appropriate and include the use of early warning indicators to help anticipate future areas of concern and allow us to take early and proactive mitigating actions.

Credit principles and policy: Group Risk sets out the Group credit principles and policy according to which credit risk is managed, which in turn is the basis for divisional and business unit credit policy. Principles and policies are reviewed at least annually, and any changes are subject to a review and approval process. Divisional and business unit policies include lending guidelines, which define the responsibilities of lending officers and provide a disciplined and focused benchmark for credit decisions.

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

Credit scoring: In its principal retail portfolios, the Group uses statistically based decisioning techniques (primarily credit scoring models). Divisional risk departments review model effectiveness, while new models and model changes are referred by them to divisional model governance committees for approval. The most material changes are referred to the Group Model Governance Committee.

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

Controls over rating systems: The Group has established an independent team in Group Risk that sets common minimum standards, designed to ensure risk models and associated rating systems are developed consistently, and are of sufficient quality to support business decisions and meet regulatory requirements. Internal rating systems are developed by risk functions either in the business units or divisions, with the business unit managing directors having ownership of the systems. Line management takes responsibility for ensuring the validation of the rating systems, supported and challenged by independent specialist functions in their respective division.

Cross-border and cross-currency exposures: Country limits are authorised by the country limits panel, taking into account economic, financial, political and social factors. Group policies stipulate that these limits must be consistent with, and support the approved business and strategic plans of the Group.

Concentration risk: Credit risk management includes portfolio controls on certain industries, sectors and product lines to reflect risk appetite. Credit policy is aligned to the Group’s risk appetite and restricts exposure to certain high risk countries and more vulnerable sectors and segments. Note 21 to the financial statements provides an analysis of loans and advances to customers by industry (for wholesale customers) and product (for retail customers). Exposures are monitored to prevent an excessive concentration of risk. These concentration risk controls are not necessarily in the form of a maximum limit on lending, but may instead require new business in concentrated sectors to fulfil additional hurdle requirements. The Group’s large exposures are reported in accordance with regulatory reporting requirements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Stress testing and scenario analysis: The credit portfolio is also subjected to stress testing and scenario analysis, to simulate outcomes and calculate their associated impact. Events are modelled at a group-wide level, at divisional and business unit level and by rating model and portfolio, for example, within a specific industry sector.

Specialist expertise: Credit quality is maintained by specialist units providing, for example: intensive management and control (see Intensive Care section); security perfection, maintenance and retention; expertise in documentation for lending and associated products; sector specific expertise; and legal services applicable to the particular market place and product range offered by the business.

Daily settlement limits: Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

Risk assurance and oversight: Divisional and group level oversight teams monitor credit performance trends, review and challenge exceptions to planned outcomes, and test the adequacy of credit risk infrastructure and governance processes throughout the Group. This includes tracking portfolio performance against an agreed set of key risk indicators. Group credit risk assurance, a group level function comprising forty seven experienced credit professionals, is also in place. In conjunction with divisional and group risk senior management, this team carries out independent risk based credit reviews, providing individual business unit assessment of the effectiveness of risk management practices and adherence to risk controls across the diverse range of the Group’s wholesale and retail businesses and activities, facilitating a wide range of audit, assurance and review work. These include cyclical (‘standard’) credit reviews, non-standard reviews, project reviews, credit risk rating model reviews and bespoke assignments, including impairment reviews as required. The work of group credit risk assurance continues to provide executive and senior management with assurance and guidance on credit quality, effectiveness of credit risk controls and accuracy of impairments.

COLLATERAL

The principal collateral types for loans and advances are:

–	mortgages over residential and commercial real estate;

–	charges over business assets such as premises, inventory and accounts receivables;

–	charges over financial instruments such as debt securities and equities; and

–	guarantees received from third parties.

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

MASTER NETTING AGREEMENTS

Where it is efficient and likely to be effective (generally with counterparties with which it undertakes a significant volume of transactions), the Group enters into master netting agreements. Although master netting agreements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis, they do reduce the credit risk to the extent that, if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since it is affected by each transaction subject to the agreement.

OTHER CREDIT RISK TRANSFERS

The Group also undertakes asset sales, securitisations and credit derivative based transactions as a means of mitigating or reducing credit risk, taking into account the nature of assets and the prevailing market conditions.

MONITORING (audited)

In conjunction with Group Risk, businesses and divisions identify and define portfolios of credit and related risk exposures and the key benchmarks, behaviours and characteristics by which those portfolios are managed in terms of credit risk exposure. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. Group Risk in turn produces an aggregated review of credit risk throughout the Group, including reports on significant credit exposures, which are presented to the Group Credit Risk Committee, Group Business Risk Committee and Risk Committee.

The performance of all rating models is monitored on a regular basis, in order to seek to ensure that models provide appropriate risk differentiation capability, the generated ratings remain as accurate and robust as practical, and the models assign appropriate risk estimates to grades/pools. All models are monitored against a series of agreed key performance indicators. In the event that monthly monitoring identifies material exceptions or deviations from expected outcomes, these will be escalated to the appropriate Model Governance Committee.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTENSIVE CARE OF CUSTOMERS IN DIFFICULTY (unaudited)

To support corporate customers that encounter difficulties during the current economic downturn, the Group has continued to expand its dedicated business support unit (BSU) model and established a central team managing this activity globally. Teams have been strengthened in both Wholesale and especially Wealth and International to deal with the rise in workloads experienced during the year as the recessionary conditions took hold both in the UK and overseas. In Wholesale three teams operate to support customers experiencing difficulties in Corporate Real Estate, Corporate and Commercial, and Specialist Finance. In Wealth and International, teams have been created in Ireland and Australia. Under this model, relationship management passes early and fully to BSU; because the BSU specialists receive the customers at an early stage in the process they have more time to develop effective solutions. The strategy is to work alongside management teams and key stakeholders to turn around businesses in distress and re-establish these as viable entities.

These specialist support teams utilise a range of techniques (including debt for equity swaps, sale of business and restructuring options) to preserve viable companies wherever possible and undertake regular reviews so that the customer receives the appropriate level of support. The reviews are also designed to ensure that support strategies continue to be relevant and are being executed.

Where a turnaround is not feasible, exposure is minimised through a combination of appropriate asset sales, restructuring and work-out strategies.

To support UK retail customers who are encountering financial difficulties, the Group has launched a cross-channel support programme. The Group provides support to customers in difficulty via trained colleagues in branches and dedicated telephony units, and via online guidance material. For those customers requiring more intensive help, assistance is provided through dedicated support units where tailored repayment programmes can be agreed. Customers are actively supported and referred to free money advice agencies where they have multiple credit facilities including those external to the Group, that require restructuring.

Within collections and recoveries, the sharing of best practice and alignment of policies across the Group has helped to drive more effective customer outcomes and achieve operational efficiencies. The Group has strengthened resources in collections and recoveries to help customers in distress by offering advice and access to a wider range of options such as short-term repayment plans or the government backed Homeowners Mortgage Support and Mortgage Rescue schemes.

A core element of our relationship management approach is to contact customers showing signs of financial distress, discussing with them their circumstances and offering solutions to prevent their accounts falling into arrears.

In addition, the Group participates in the following UK Government (Government) sponsored programmes for households:

–

Income Support for Mortgage Interest: This is a medium-term Government initiative that provides certain defined categories of customers, principally those who are unemployed, access to a benefit scheme, paid for by the Government, which covers all or part of the interest on the mortgage. Qualifying customers are able to claim for mortgage interest on up to £200,000 of the mortgage, and the benefit is payable for a maximum of two years. All decisions regarding an individual’s eligibility and any amounts payable under the scheme rest solely with the Government. Payments are made directly to the Group by the appropriate Government department.

–

Homeowner Mortgage Support Scheme: This is a medium-term Government initiative that enables borrowers affected by temporary reductions in income to access reduced payments for a period of up to two years. The Government provides a partial guarantee to the Group whilst a customer participates in the plan. Decisions on eligibility, principally whether the Group expects the borrower’s earnings to recover fully, initially rest with the Group and must be made on the basis of detailed information received from an independent fee-free advisor. After a year, the customer must undergo a further full assessment made by the advice agency. The customer must pay at least 30 per cent of the interest due. Any shortfall in payments made during the period covered by the scheme is collected through increased payments over the remaining term.

–

Mortgage Rescue Scheme: This is a short-term Government initiative for borrowers in difficulty and facing repossession, who would have priority for re-housing by a local authority (e.g. the elderly, disabled, single parents). Eligible customers can have their property bought in full or part by the social rented sector and then remain in their home as a tenant or shared equity partner. If the property is sold outright the mortgage is redeemed in full.

–

‘Breathing space’ initiative: This is a Government led initiative which requires the banking industry to allow a ‘breathing space’ of up to sixty days to allow borrowers in difficulty to agree a repayment plan with a debt advice charity prior to any action being taken by the bank to recover the outstanding debt.

–

Delay Repossession: Under this initiative lenders will not begin repossession proceedings for at least three months when a customer is in arrears. This does not apply to fraud cases. The undertaking comes alongside an existing agreement under which mortgage providers are obliged to explore a range of options, such as payment holidays and altering the terms of a mortgage, before resorting to repossession.

–

HomeBuy Direct: The HomeBuy Direct scheme covers certain newly built homes on specific housing developments across England. The scheme is provided through ‘HomeBuy agents’. HomeBuy agents are housing associations that have been authorised to run schemes for people who have difficulty buying a home. Customers can only buy a home through HomeBuy Direct if their household earnings are no more than £60,000 per annum, and they cannot otherwise afford to buy a home in their area. The HomeBuy Direct scheme is open to people who rent council or housing association properties; ‘key workers’ in the public sector (e.g. teachers) and first-time buyers. The scheme provides up to 30 per cent of the purchase price through an equity loan that has no repayments for the first five years. After this there is an annual fee of 1.75 per cent, which will increase annually with inflation. The customer can increase their share of ownership at any time.

As well as these Government-sponsored initiatives, the Group, through its banking businesses, also operates a number of its own schemes to assist households. These include:

–

Short-term reduced or nil arrangements: This is an arrangement whereby customers who are experiencing short-term difficulties may be granted a reduced (including nil) payment arrangement. This is agreed with the customer based on their individual circumstances; nil payment arrangements can be granted for up to three months and reduced payment arrangements for up to six months. There is no reduction in contractual terms for customers on these arrangements.

–

Term extensions: This allows customers to extend their mortgage term in order to reduce their contractual monthly payment. The maximum term is aligned to the overall standard term limits for mortgages and there is no forbearance of any debt.

–

Transfer to interest only: This allows customers who are currently on a capital and interest repayment basis to transfer to an interest only basis for a period of time (up to three years maximum) in order to reduce their contractual monthly payment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–

Contractual repayment: This scheme allows customers in arrears, but who have made sufficient payments in a six month period, to capitalise their arrears. The contractual repayment is then adjusted to provide full repayment of the loan and full interest within the agreed original term.

The Group’s accounting policy for loan renegotiations and forbearance is set out on page F-17.

In addition to these household-related initiatives, the Group, through its banking businesses, participates in a number of initiatives designed to assist small and medium-sized enterprises. These include:

–

The Lending Code: Introduced by the British Bankers’ Association in November 2009, the Lending Code is a voluntary set of commitments and standards of good practice to ensure that lenders act fairly and reasonably in all dealings with customers.

–

Statement of Principles: The Group through a number of its businesses has signed up to the Statement of Principles outlining an agreed approach to working with micro-enterprises (entities with fewer than 10 employees and having a turnover of less than €2 million). The principles include how to ensure that the right relationship is established from the start, how to help if the business faces difficulties and how businesses can work most effectively with their bank.

–

As part of the Group’s commitment to the Statement of Principles, it issues a Letter of Concern to customers when it has concerns about their business or the Group’s relationship with them. This ensures that the customer understands the Group’s concerns; the approach aims to generate early dialogue between the customer and the Group, so that a joint approach to the situation can be developed.

–

Business Lending Taskforce: The Group through its banking businesses is actively involved in the recently set up Business Lending Taskforce, which has committed to 17 actions in three broad areas: (i) improving customer relationships; (ii) ensuring better access to finance; and (iii) providing better information and promoting understanding.

SUCCESS OF THE SCHEMES (unaudited)

As the Government programmes are relatively new and the economic conditions in a number of the Group’s markets remain challenging, it is too early to judge which of these plans will be ultimately successful. However, initial signs are encouraging, with the Homeowner’s Mortgage Support Scheme showing increased levels of contact by customers, either directly with us or via the fee-free advice sector. This has allowed solutions (whether Government- or internally-led) to be put in place which may not otherwise have been considered. This programme has also led to improved relationships between collections teams, local authorities and advisors.

The Income Support for Mortgage Interest scheme remains the most successful of the schemes. It is the longest-running, is the most widely understood and provides both the customer and the Group with an assurance as to the maintenance of two years’ worth of interest payments. The Group estimates that around 60,000, or less than 2 per cent, of its mortgage borrowers are receiving this benefit.

The Group’s own schemes have also shown signs of success with customers who have accepted interest-only transfers, term extensions and product transfers maintaining their revised monthly payment going forward in over 50 per cent of cases. The Group believes that its reduced payment arrangements continue to be an effective way to manage short-term affordability issues. Approximately one in seven customers impacted is able to return to standard terms within twelve months.

MEANS OF COMMUNICATION WITH CUSTOMERS IN DISTRESS (unaudited)

The Group uses a series of active management processes to manage it customer relationships and to inform its customers of the options and programmes available to them. These tend to involve a constant two-way dialogue between the customer and the Group.

Customers are informed of:

–	the availability of self-help via our banking websites;

–	money management advice and budgeting advice supplied through our branch and telephony networks;

–	the ability to reschedule existing unsecured Lloyds Banking Group debt through the use of other Group products;

–	mortgage product transfers and term extensions; and

–	short-term repayment holidays for customers in temporary difficulties.

The Group also seeks to ensure that its customers are aware of the help available from external fee-free advice organisations such as the Citizens Advice Bureau.

As the customers’ accounts referred to above are current at the time of the contact and have no arrears, it is not possible to determine which customers who acted upon the advice provided would otherwise have become past due or impaired. Neither is it possible to measure the success of this customer service activity accurately, as many customers will identify solutions themselves based on reviewing the Group’s websites or talking with staff in the Group’s branches and on the telephone without the need for any financial rescheduling.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE GROUP’S CREDIT RISK PORTFOLIO

OVERVIEW (unaudited)

–

The Group achieved a significant reduction in the impairment charge in 2010 to £13,181 million (from £23,988 million in 2009), due to the stabilisation of the wholesale portfolios and good retail affordability and performance. Improvements in Wholesale and Retail more than offset increased impairment charges in Ireland and Australia, caused by difficult market conditions.

–

Prudent, ‘through the cycle’ credit policies and procedures are in place throughout the Group, focusing on development of enduring client relationships. This resulted in higher quality new business being originated across the UK. Very little new origination took place outside the UK.

–

The Group’s level of impairment is being managed successfully in the current challenging economic environment by the Wholesale business support units and Retail collection and recovery units. The business support model has been expanded from Wholesale across Wealth and International division, with a central team established to manage its business support activity globally. The Group has also strengthened resources within Retail collections and recoveries to enable more timely engagement with customers experiencing difficulties to drive more effective customer outcomes.

–

The Group actively reduced limits to Portugal, Ireland, Italy, Greece and Spain over the last two years, with the associated country risk profile modest in the context of the Group’s asset base. Except for Ireland, the 2011 base case impairment forecast for these countries is de-minimis in the context of the Group.

–

The closure of the Bank of Scotland (Ireland) Limited business was completed on the 31 December 2010 and a new operating structure came into existence, focused on intensive management of the closed book to optimise the winding up of our lending.

IMPAIRMENTS ON GROUP LOANS AND ADVANCES (audited)

As at 31 December 2010	Loans and advances £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans %

Retail	368,981	9,750	2.6	3,096	31.8
Wholesale	187,651	34,514	18.4	15,855	45.9
Wealth and International	66,368	20,342	30.7	10,684	52.5
Hedging and other items	3,378	—	—	—	—

	626,378	64,606	10.3	29,635	45.9
Impairment provisions	(29,635)
Fair value adjustments	(4,146)

	592,597

As at 31 December 2009

Retail	378,005	11,015	2.9	3,806	34.6
Wholesale	210,934	35,114	16.6	17,179	48.9
Wealth and International	69,402	12,704	18.3	5,003	39.4
Hedging and other items	1,663

	660,004	58,833	8.9	25,988	44.2
Impairment provisions	(25,988)
Fair value adjustments	(7,047)

	626,969

1	Impairment provisions include collective unimpaired provisions.

IMPAIRMENT CHARGE BY DIVISION (audited)

	2010 £m	2009 £m	Change %

Retail	2,747	4,227	35
Wholesale	4,446	15,683	72
Wealth and International	5,988	4,078	(47)

Total impairment charge	13,181	23,988	45

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EUROPEAN SOVEREIGN EXPOSURES (unaudited)

As at 31 December 2010, the Group had in aggregate, minimal direct exposure to the national and local governments of Portugal, Ireland, Italy, Greece and Spain.

OUTLOOK – GROUP (unaudited)

Based on its latest economic assumptions, as set out on page 12, the Group expects an improved impairment charge in 2011 compared with 2010.

While the second half of 2010 saw most countries exiting from recession, forecasts are that the UK recovery will continue to be at a modest pace and is likely to be protracted. The risks to the impairment charge remain skewed to the downside across all lending businesses. In the UK, business and consumer confidence remain fragile and the extent to which simultaneous fiscal tightening might undermine global and UK growth is unclear. Contagion from the Irish bail-out to other Eurozone economies could drive further fiscal tightening and worsen the outlook further. Rising commodity prices driven by strong recovery in Asia might fuel a further increase in inflation, prompting short-term interest rates to rise more quickly than anticipated. Potential interest rate rises, public spending cuts and reduced consumer spending could cause cashflow stress and higher levels of default amongst mid-market corporates and Commercial customers in particular. In addition, in our commercial real estate book, any deterioration in the economy could increase the level of tenant defaults and reduce capital values further from an already depressed level, particularly amongst those property assets not located in London or other major UK cities. Further significant falls in house prices, real disposable household income or increasing interest rates, would most likely result in a higher secured retail impairment charge relative to current expectations.

A ‘double-dip’ scenario – a second recession following closely the one from which the economy is just emerging – remains a key downside risk to UK impairment charges. This is because it would result in further significant increases in corporate failures and unemployment during 2011-12. In addition, residential and commercial property would suffer a second period of falling prices, tenant defaults would increase and central banks would have limited ability to cushion the downturn. Together, these factors could lead to increased impairments across the Group’s UK portfolios.

The Group’s exposure to Ireland and Australia is being closely managed. Following the €85 billion joint EU/IMF financial assistance programme for Ireland, the fragility of the Irish economy and political system could cause further credit quality deterioration within our Irish lending portfolio, which is closed to new customers. Australia, while benefiting from a commodities export boom, continues to be adversely affected by deteriorating property markets in the geographic areas and property classes where the Group is exposed. Base rate increases are an additional threat to affordability in our Australian property and acquisition finance books.

RETAIL

OVERVIEW (unaudited)

–	The Retail impairment charge was £2,747 million in 2010, a decrease of £1,480 million, or 35 per cent, from 2009.

–

The decrease in the Retail impairment charge was driven primarily by the improved quality of new business and effective portfolio management, coupled with a continuing slow recovery of the economy. The Retail impairment charge for loans and advances to customers, as an annualised percentage of average loans and advances to customers, decreased to 0.74 per cent from 1.11 per cent in 2009.

–	New lending quality continues to be good with subsequent early arrears at pre-recessionary levels.

–

Average loan-to-value on new mortgage lending in the year was 60.9 per cent (59.3 per cent for 2009) while the average indexed loan-to-value on the mortgage portfolio was 55.6 per cent (54.8 per cent at 31 December 2009) consistent with a net fall in house prices since December 2009.

–	Overall volume of customers entering arrears in 2010 compared to 2009 was lower for unsecured lending and flat for secured lending. Secured early arrears balances increased in the second half of 2010.

RETAIL IMPAIRMENT CHARGE (audited)

	2010 £m	2009 £m	Change %

Secured	292	789	63
Unsecured	2,455	3,438	29

Total impairment charge	2,747	4,227	35

Retail’s impairment charge decreased by £1,480 million to £2,747 million in 2010 compared with 2009 and was lower in both secured and unsecured portfolios. This improvement was driven primarily by the improved quality of new business and effective portfolio management, coupled with the continuing slow recovery of the economy. The lower secured impairment charge reflected a reduction in impaired loans and improved arrears in the first half of 2010. Across Retail in 2010, there were fewer cases going into arrears. The impairment charge on loans and advances to customers, as an annualised percentage of average loans and advances to customers, decreased to 0.74 per cent from 1.11 per cent in 2009.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRED LOANS AND PROVISIONS (audited)

Retail impaired loans decreased by £1.2 billion to £9.8 billion compared with 31 December 2009 and, as a percentage of closing loans and advances to customers, decreased to 2.6 per cent from 2.9 per cent at 31 December 2009. The reduction in the value of impaired loans reflected the continuing low interest rate environment for mortgages and fewer unsecured loans going into arrears. Impairment provisions, as a percentage of impaired loans, reduced to 31.8 per cent from 34.6 per cent at 31 December 2009 largely driven by more stringent criteria for new and existing unsecured collections repayment plans resulting in highly provided assets being written-off.

IMPAIRMENTS ON RETAIL LOANS AND ADVANCES (audited)

As at 31 December 2010	Loans and advances £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans %

Secured	341,069	6,769	2.0	1,589	23.5
Unsecured	27,912	2,981	10.7	1,507	50.6

Total gross lending	368,981	9,750	2.6	3,096	31.8
Impairment provisions	(3,096)
Fair value adjustments	(2,154)

	363,731

As at 31 December 2009	Loans and advances £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans %

Secured	345,900	7,196	2.1	1,693	23.5
Unsecured	32,105	3,819	11.9	2,113	55.3

Total gross lending	378,005	11,015	2.9	3,806	34.6
Impairment provisions	(3,806)
Fair value adjustments	(3,141)

	371,058

[1]	Impairment provisions include collective unimpaired provisions.

The Retail division’s loans and advances to customers are analysed in the following table:

RETAIL LOANS AND ADVANCES TO CUSTOMERS (audited)

As at 31 December	2010 £m	2009 £m
Secured:
Mainstream	265,368	270,069
Buy to let	46,356	44,236
Specialist	29,345	31,595
	341,069	345,900
Unsecured:
Credit cards	11,207	12,301
Personal loans	13,881	16,940
Bank accounts	2,624	2,629
Others, including joint ventures	200	235
	27,912	32,105
Total Retail gross lending	368,981	378,005

OUTLOOK – RETAIL (unaudited)

The Group remains cautious about the pace and consistency of economic recovery and how this may impact our customers. The outlook assumes a slow economic recovery resulting in an improvement in the unsecured impairment charge. In the secured portfolio however, there are a mixture of signals from lead indicators, including falling house prices and an increase in secured arrears in the second half of 2010, which lead Retail to expect a higher secured impairment charge in 2011. Overall the Group anticipates a modest reduction in Retail’s 2011 impairment charge based on the current outlook of a modestly improving economic environment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SECURED

SECURED IMPAIRMENT CHARGE (unaudited)

The impairment charge decreased by £497 million, to £292 million in 2010 compared to the previous year. The main drivers of the reduction were continued benefits from internal activities (risk and collections policies), maintained affordability and the continuing slow recovery of the economy. However, for the second half of 2010 the impairment charge was greater than the first half due to falling house prices combined with a worsening house price outlook towards the end of the period. The impairment charge for loans and advances to customers, as a percentage of average loans and advances to customers, decreased to 0.09 per cent from 0.23 per cent in 2009.

Provisions held against secured assets reflect adequate allowance for incurred losses including customers currently on repayment plans or in financial difficulties who are maintaining their repayments whilst interest rates are very low.

SECURED IMPAIRED LOANS (unaudited)

Impaired loans decreased by £0.4 billion to £6.8 billion at 31 December 2010 and, as a percentage of closing loans and advances to customers, reduced to 2.0 per cent from 2.1 per cent at 31 December 2009. The reduction in the value of impaired loans reflects the continued ability of customers to afford their mortgage payments in a low interest rate environment.

The number of customers going into arrears remained stable throughout 2010. In the second half of 2010 fewer accounts in arrears returned to order resulting in higher early arrears balances for 31 December 2010 compared to 30 June 2010. As reported at the 2009 year end, Specialist lending remains closed to new business and this book is in run-off.

SECURED ARREARS (unaudited)

The percentage of mortgage cases greater than three months in arrears (excluding repossessions) remained stable at 2.3 per cent at 31 December 2010 compared to 31 December 2009.

MORTGAGES GREATER THAN THREE MONTHS IN ARREARS (EXCLUDING POSSESSIONS) (audited)

Greater than three months in arrears (excluding repossessions)	Number of cases		Percentage of total mortgage accounts

	31 December 2010 Cases	31 December 2009 Cases	31 December 2010%	31 December 2009%

Mainstream	55,675	57,837	2.1	2.1
Buy to let	7,577	7,557	1.8	1.9
Specialist	12,582	13,848	6.4	6.6

Total	75,834	79,242	2.3	2.3

Greater than three months in arrears (excluding repossessions)	Value of debt[1]		Percentage of total mortgage balances

	31 December 2010 £m	31 December 2009 £m	31 December 2010%	31 December 2009%

Mainstream	6,247	6,407	2.4	2.4
Buy to let	1,157	1,159	2.5	2.6
Specialist	2,262	2,498	7.7	7.9

Total	9,666	10,064	2.8	2.9

[1]	Value of debt represents total book value of mortgages in arrears but not repossessed.

The stock of repossession cases rose from 2,720 at 31 December 2009 to 3,043 at 31 December 2010. This still represents a relatively low proportion of the portfolio and was broadly consistent with prior years.

Secured loan to value analysis (unaudited)

Management actions have resulted in new lending quality remaining strong. The average loan-to-value ratio (LTV) for new mortgages and further advances written in 2010 was 60.9 per cent compared with 59.3 per cent for 2009. This is primarily driven by a greater proportion of new lending to first-time buyers and home movers delivering on the Group’s commitment to support new home owners. The average indexed LTV on the mortgage portfolio at 31 December 2010 was 55.6 per cent compared with 54.8 per cent at 31 December 2009. House prices, having initially increased, fell in the second half of 2010 resulting in the indexed LTV in excess of 100 per cent ending 2010 at 13.2 per cent of the mortgage portfolio (£44.9 billion), compared with 13.0 per cent (£44.8 billion) at 31 December 2009. The tables below show LTVs across the principal mortgage portfolios.

The increased average LTVs for impaired Buy to let mortgages, is driven by the modest net fall in house prices and the seasoning of higher risk lending that was closed at the start of 2009.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ACTUAL AND AVERAGE LTVS ACROSS THE PRINCIPAL MORTGAGE PORTFOLIOS (audited)

As at 31 December 2010	Mainstream %	Buy to let %	Specialist %	[1]	Total %

Less than 60%	33.0	11.4	14.0		28.5
60% to 70%	12.1	11.1	9.4		11.7
70% to 80%	16.1	21.9	15.9		16.8
80% to 90%	15.3	18.0	21.3		16.2
90% to 100%	11.9	19.1	20.0		13.6
Greater than 100%	11.6	18.5	19.4		13.2

Total	100.0	100.0	100.0		100.0

Average loan-to-value:
Stock of residential mortgages	51.9	75.6	72.9		55.6
New residential lending	60.0	66.5	n/a		60.9
Impaired mortgages	72.3	97.8	87.3		78.0

As at 31 December 2009	Mainstream %	Buy to let %	Specialist %	[1]	Total %

Less than 60%	34.4	12.0	14.3		29.7
60% to 70%	11.9	11.3	9.7		11.6
70% to 80%	15.2	20.2	17.0		16.0
80% to 90%	14.3	19.1	21.5		15.6
90% to 100%	12.2	21.4	20.3		14.1
Greater than 100%	12.0	16.0	17.2		13.0

Total	100.0	100.0	100.0		100.0

Average loan-to-value:
Stock of residential mortgages	51.0	75.2	72.3		54.8
New residential lending	58.3	65.6	73.7		59.3
Impaired mortgages	71.1	91.5	85.6		76.5

[1]	Specialist lending is closed to new business and is in run-off.

UNSECURED (unaudited)

In 2010 the impairment charge on loans and advances to customers reduced by £983 million to £2,455 million compared with 2009. This reflected a continuation of the improving portfolio trends resulting from the Group’s prudent risk appetite, with a focus on lending towards existing customers, combined with stable unemployment.

A combination of reduced demand from customers for personal unsecured borrowing and the Group’s prudent risk policy contributed to loans and advances to customers reducing by £4.2 billion to £27.9 billion at 31 December 2010.

Impaired loans decreased by £0.8 billion to £3.0 billion which represented 10.7 per cent of closing loans and advances to customers at 31 December 2010, compared with 11.9 per cent at 31 December 2009. The movement in impaired loans is consistent with the trends seen in both the flow of accounts to arrears and arrears balances, both of which have fallen across all unsecured products during 2010. This is a result of tightening credit policy across the credit lifecycle, including stronger controls on customer affordability, set against a stable economic environment. Retail’s exposure to revolving credit products has been actively managed to ensure that it is appropriate to customers’ changing financial circumstances. The portfolios’ results are supported by pre-recessionary levels of early arrears for accounts acquired in the last two years, highlighting an underlying improvement in the risk profile of the business.

Impairment provisions decreased by £0.6 billion, compared with 31 December 2009, to £1.5 billion. Impairment provisions, as a percentage of impaired loans, decreased to 50.6 per cent at 31 December 2010 from 55.3 per cent at 31 December 2009, largely driven by more stringent criteria for new and existing unsecured collections repayment plans resulting in highly provided assets being written-off.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

WHOLESALE

OVERVIEW (unaudited)

–	Impairment charge for 2010 decreased significantly to £4,446 million, from £15,683 million for 2009.

–

Impairment experience in 2010 was better than guided a year ago as stabilising economic conditions led to lower impairment charges especially in the corporate real estate, real estate related and Corporate (UK and US) portfolios.

–

A robust credit risk management and control framework is in place across the combined portfolios and a prudent risk appetite approach (largely based on Lloyds TSB’s model) continues to be embedded across the division. Significant resources have been deployed into the business support units focused on key and vulnerable obligors and asset classes.

WHOLESALE IMPAIRMENT CHARGE (audited)

	2010 £m	2009 £m	Change %

Corporate Markets	4,182	14,855	72
Asset Finance	264	828	68

Total impairment charge	4,446	15,683	72

Wholesale’s impairment charge decreased by £11,237 million, or 72 per cent, compared to £15,683 million for 2009. Impairment charges as an annualised percentage of average loans and advances to customers reduced to 2.08 per cent from 5.92 per cent in 2009. Significant actions were taken in the first half of 2009 on the heritage HBOS portfolios, including the identification of large impairments post the HBOS acquisition especially in corporate real estate, real estate related and Corporate (UK and US) portfolios. Together with the stabilising UK and US economic environment in 2010, a low interest rate environment helping to maintain defaults at a lower level and a number of write backs due to asset disposals, impairment charges have decreased substantially compared with 2009.

IMPAIRED LOANS AND PROVISIONS (audited)

Wholesale’s impaired loans reduced by £600 million to £34,514 million compared with 31 December 2009. The reduction is due to new impaired assets (mainly in the Corporate Real Estate Business Support Unit) being offset by write-offs on irrecoverable assets and the sale of previously impaired assets. Impairment provisions also reduced as a result of the write-offs and a lower impairment rate on recently impaired assets. As a result, impairment provisions as a percentage of impaired loans reduced to 45.9 per cent from 48.9 per cent at 31 December 2009. As a percentage of closing loans and advances to customers, impaired loans increased to 18.4 per cent from 16.6 per cent at 31 December 2009. This increase is essentially a factor of the reducing level of total loans and advances to customers as at 31 December 2010 compared with 31 December 2009. We continue to monitor our vulnerable portfolios within Wholesale and, where appropriate, remedial risk mitigating actions are being undertaken.

OUTLOOK – WHOLESALE (unaudited)

The potential effects of the UK Government’s austerity measures on portfolios vulnerable to Government spending cuts are currently unknown. Although appropriate early warning indicators and action plans are in place to help mitigate against this, we would expect some negative effect on the portfolio. This is especially so in the traditional customer lending businesses, which are vulnerable to reduced consumer spending as a result of tax rises, and other UK Government austerity measures. As previously guided, we expect the overall net impairment charges in our traditional lending businesses (especially in the trading and manufacturing sectors) to increase in 2011, driven in part by a lower benefit from write backs on asset disposals and the effect of the UK Government austerity measures on the wider economy.

Wholesale retains some material single obligor concentrations on weaker credits, especially from the heritage HBOS real estate and real estate related portfolios. These portfolios (especially the secondary and tertiary assets which comprise a large part of the heritage HBOS corporate real estate and real estate related portfolio) remain vulnerable to an increase in tenancy defaults and reduced capital values from an already depressed level, particularly in the regions. However, against our base case assumptions, we expect our impairment charges in corporate real estate to be lower than 2010 as a result of a continuing stabilisation of the existing portfolio and actions taken in 2009 and 2010. Whilst we therefore remain cautious in respect of the outlook for 2011, we do expect a modest reduction in the total impairment charge for 2011 as a whole.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENTS ON WHOLESALE LOANS AND ADVANCES (audited)

As at 31 December 2010	Balance £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans %
Corporate Markets:
Corporate	81,171	6,635	8.2	3,629	54.7
Commercial	29,148	2,856	9.8	993	34.8
Corporate Real Estate BSU	26,151	17,518	67.0	8,091	46.2
Wholesale Equity	140	108	77.1	107	99.1
Wholesale Markets	40,042	5,718	14.3	1,992	34.8
Total Corporate Markets	176,652	32,835	18.6	14,812	45.1
Treasury and Trading	1,050	—	—	—	—
Asset Finance	9,949	1,679	16.9	1,043	62.1
Total Wholesale	187,651	34,514	18.4	15,855	45.9
Reverse repos	3,096
Impairment provisions	(15,855)
Fair value adjustments	(1,665)
Loans and advances to customers	173,227

Loans and advances to banks	12,409
Debt securities[2]	25,781
Available-for-sale financial assets[3]	29,458

[1]	Impairment provisions include collective unimpaired provisions.

[2]	Of which Wholesale Markets is £25,120 million, Wholesale Equity £487 million, Treasury and Trading £163 million, Asset Finance £7 million, Corporate £2 million and Commercial £2 million.

[3]	Of which Wholesale Markets is £21,279 million, Wholesale Equity £2,109 million, Treasury and Trading £6,011 million and Corporate £59 million.

As at 31 December 2009	Balance £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans %
Corporate Markets:
Corporate	96,865	9,362	9.7	4,698	50.2
Commercial	29,223	2,695	9.2	956	35.5
Corporate Real Estate BSU	25,509	16,505	64.7	8,234	49.9
Wholesale Equity	505	413	81.8	385	93.2
Wholesale Markets	44,606	4,170	9.3	1,675	40.2
Total Corporate Markets	196,708	33,145	16.8	15,948	48.1
Treasury and Trading	1,394	—	—	—	—
Asset Finance	12,832	1,969	15.3	1,231	62.5
Total Wholesale	210,934	35,114	16.6	17,179	48.9
Reverse repos	1,108
Impairment provisions	(17,179)
Fair value adjustments	(3,055)
Loans and advances to customers	191,808
Loans and advances to banks	18,862
Debt securities	31,736
Available-for-sale financial assets	36,867

[1]	Impairment provisions include collective unimpaired provisions.

CORPORATE (unaudited)

The £81,171 million of loans and advances to customers in the Corporate portfolio is structured across a number of different portfolios and sectors as discussed below:

UK and US Corporate – Showed resilience during 2010 with the impairment charge significantly lower than 2009 levels and modest recoveries as asset prices improved during the first half of the year. Sentiment among UK corporates during the second half of the year changed as the scale of the Government austerity measures became clearer although most effects are not expected to be felt until 2011. Major corporate balance sheets are relatively strong with adequate levels of undrawn committed bank facilities available and continued access to the capital markets. In the Corporate North American portfolio significant reductions were achieved in the non-core portfolio, mostly in the first half when secondary markets were fairly buoyant. Impairments were significantly lower than in 2009 albeit the overall position is improved by some write backs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Mid-market Corporate – As anticipated, the slightly more benign conditions experienced in the first half of 2010 were not sustained in the second half in the corporate mid-market. Impairments rose during the second half of the year, albeit to levels still significantly below those experienced in 2009, with legacy issues in the heritage HBOS portfolio continuing to be a significant driver of impairments in 2010. Although a number of exporters have been able to take advantage of a beneficial exchange rate, the corporate middle market is dominated by domestically focused businesses and the prospect of public sector spending cuts, tax increases and continuing high commodity and import prices is likely to see confidence remain fragile in 2011.

Corporate Real Estate – The focus is to continue to improve and re-balance the risk profile of the existing portfolio and apply conservative and prudent lending policies in relation to new business. A significant percentage concentration of customer lending is in real estate and real estate related investment lending, especially heritage HBOS and sustainability of its cashflow in 2010 has been key to the relative resilience seen in the investment market to date. The portfolio remains vulnerable to tenant default and asset price falls due to a significant element of investment lending in the portfolio, a large element of which is supported by secondary or tertiary assets. Refinancing risk remains an emerging issue with significant maturities due in the next few years.

Financial Institutions – As part of the Group’s funding, liquidity and general hedging requirements, Corporate maintains relationships with many major financial institutions throughout the world. During the second half of 2010, concerns about sovereign fiscal deficits and public sector debt levels increased our scrutiny of the European banking sector, in particular the weaker Eurozone countries. Trading exposures are in large part collateralised and interbank activity is mainly with high investment grade counterparties.

COMMERCIAL (unaudited)

The Commercial portfolio’s impairment experience has remained steady throughout the year, although a slightly higher run rate was observed in the second half, but overall was materially below that incurred in 2009. Portfolio metrics including delinquencies and assets under close monitoring, while improving through supportive management actions, remain above benign levels.

CORPORATE REAL ESTATE BUSINESS SUPPORT UNIT (unaudited)

The Corporate Real Estate Business Support Unit portfolios have endured a significant level of stress as a consequence of the unprecedented scale and pace of deterioration in the property sector since the peak in 2007, coupled with the previous aggressive lending appetite in the heritage HBOS business. Against significant impairments taken in 2009, experience in 2010 is materially lower. This reflects the stabilising economic environment and the prudent provisioning undertaken on the HBOS corporate real estate and real estate related portfolio in 2009. The Group continues to remain cautious regarding the short to medium term prospects for the sector.

The management of the distressed portfolio remains key not only to mitigating loss for the Group, but also for the Group as a major lender within the property sector to ensure that the strategies adopted do not adversely impact on a market that remains fragile. During 2010, a number of restructurings, good level of asset reduction, and continued active management led to a fall in impairments compared to the previous year.

On the property investment side there have been signs of recovery in capital values, specifically at the prime end of the commercial market and in London generally. Since the half year, this recovery has slowed as investor activity and sentiment cooled. Rental values remain fragile across most property sectors.

WHOLESALE EQUITY (unaudited)

The Wholesale Equity portfolio (assets representing ‘Equity Risk’ including ordinary equity, preference shares and debt securities) totals £5.6 billion (split £4.2 billion on balance sheet commitments and £1.4 billion as yet undrawn, the majority of which relates to the Funds Investment business). The portfolio comprises five businesses: Lloyds Development Capital, Project Finance, Joint Ventures Equity, BSU Investment portfolios and Fund Investments.

In terms of market sentiment, the second half of 2010 saw a gradual uptick in main share indices (UK, Europe and USA) which, despite episodic volatility has contributed to a relatively stable valuation position combined with some indication that there may be a slow recovery in market activity. While signs are on balance currently positive, we remain cautious on prospects for value recovery looking into 2011.

WHOLESALE MARKETS (unaudited)

Loans and advances to customers of £40.0 billion largely comprise balances in the Structured Corporate Finance portfolio, which includes Acquisition Finance (leveraged lending – £11.6 billion), Project Finance and asset based finance. The Acquisition Finance portfolio continues to be significantly affected by the economic environment, with a relatively high proportion of deals being restructured. The rate of new problem loans started to abate in the second half of 2009 and this trend continued during 2010. Refinancing risk is an issue for Acquisition Finance, with significant loan maturities due in the next few years. In Ship Finance, global markets, especially the dry bulk and container sectors, experienced considerable pressure during 2009, leading to higher impairment levels. The container sector strengthened during 2010, but the Group expects the shipping sector to remain challenging into 2011.

Wholesale Markets is also responsible for the Treasury Assets portfolio which mainly encompasses a portfolio of Asset-Backed Securities (ABS) and financial institution Floating Rate Note positions. Further details of Wholesale Division’s Asset-Backed Securities is provided in note 18 to the financial statements. The size of the Treasury Assets portfolio has reduced through asset sales and amortisation.

TREASURY AND TRADING (unaudited)

Treasury and Trading acts as the link between the wholesale markets and the Group’s balance sheet management activities and provides pricing and risk management solutions to both internal and external clients.

The portfolio comprises £10.7 billion of loans and advances to banks, £6.0 billion of Available-for-Sale debt securities and £1.1 billion of loans and advances to customers (excluding reverse repos).

The majority of Treasury and Trading’s funding and risk management activity is transacted with investment grade counterparties and much of it is on a secured basis, such as repos. Derivative transactions with wholesale counterparties are typically collateralised under a Credit Support Annex in conjunction with the ISDA Master Agreement. Treasury and Trading has reduced the government bond portfolio in response to growing concern over market conditions in Europe. The credit quality of the government bond portfolio is almost solely AAA rated sovereign debt.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ASSET FINANCE (unaudited)

The credit quality of the retail portfolios continues to be relatively stable with key risk indicators continuing to show signs of improvement. Impairments in 2010 were lower than anticipated, particularly in the second charge secured portfolio and the retail motor loans portfolio. Asset quality also continues to improve in response to the continuing strategy to enhance the quality of new business written and following the closure of new business by the Personal Financial Services business. The credit quality profile across the non-retail portfolios also continues to be relatively stable, and impairment levels significantly less than 2009, reflecting a material slow down in new default cases. Exposures to the Fleet Operator sector, particularly a small number of daily/flexi rental operators, continue to require intensive management to support customers through their financial difficulties, but have not affected impairment levels to the extent seen in 2009.

WEALTH AND INTERNATIONAL

OVERVIEW (unaudited)

–	Increased impairment charges in commercial real estate portfolios in Ireland and Australia were the primary drivers of a divisional increase in impairment of 47 per cent in 2010 compared with 2009.

–

Impairment charges in Ireland increased significantly in the last quarter of 2010 reflecting a material deterioration in market conditions that resulted in EU-IMF financial support in late November 2010.

–	As part of the closure of Bank of Scotland (Ireland) Limited, a dedicated UK based business support unit credit team has been put in place to manage the wind down of the Irish book.

–	Increased impairment charges in Australia are primarily due to real estate concentrations in specific geographical and industry sectors where liquidity has significantly contracted in 2010.

WEALTH AND INTERNATIONAL IMPAIRMENT CHARGE (audited)

	2010 £m	2009 £m	Change %
Wealth	46	71	35
International:
Ireland	4,264	2,949	(45)
Australia	1,362	849	(60)
Wholesale Europe	210	129	(63)
Other	106	80	(33)
	5,942	4,007	(48)
Total impairment charge	5,988	4,078	(47)

Wealth and International’s impairment charge increased by £1,910 million to £5,988 million in 2010 compared with 2009. Impairment charges as a percentage of average loans and advances to customers increased to 8.90 per cent from 6.04 per cent in 2009.

IMPAIRED LOANS AND PROVISIONS (audited)

Total impaired loans increased by £7,638 million to £20,342 million compared with £12,704 million at 31 December 2009 and as a percentage of closing loans and advances to customers increased to 30.7 per cent from 18.3 per cent at 31 December 2009. The level of impaired loans in the International business is supported by detailed portfolio reviews conducted during 2010.

In December 2010, responsibility for impaired assets in Ireland was transferred from the local BSU team to a dedicated UK based BSU credit team to manage the wind down of the lending book. In Australia, this activity continues to be managed locally and strengthened through deployment of additional staff. Responsibility for these areas has been consolidated within a new central team, which has considerable experience in work-out strategies and will manage this activity globally for the Group.

Impairment provisions as a percentage of impaired loans increased to 52.5 per cent from 39.4 per cent at 31 December 2009. In the International business the increase in impairment provisions is due to a higher level of impaired loans and an increased coverage level, particularly in Ireland.

OUTLOOK – WEALTH AND INTERNATIONAL (unaudited)

Impairment charges in the division are expected to reduce in 2011 compared to the current year charge, although economic conditions in Ireland continue to be monitored closely. The outlook also remains cautious for the Group’s Australian exposures, where there continues to be limited liquidity in regional property markets to which the Group is exposed.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENTS ON WEALTH AND INTERNATIONAL LOANS AND ADVANCES (audited)

As at 31 December 2010	Loans and advances £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans %
Wealth	9,472	353	3.7	116	32.9
International:
Ireland	27,428	14,445	52.7	7,763	53.7
Australia	14,587	4,187	28.7	2,208	52.7
Wholesale Europe	7,322	1,007	13.8	420	41.7
Other	7,559	350	4.6	177	50.6
	56,896	19,989	35.1	10,568	52.9
Wealth and International	66,368	20,342	30.7	10,684	52.5
Impairment provisions	(10,684)
Fair value adjustments	(327)
	55,357

As at 31 December 2009	Loans and advances £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £	Impairment provisions as a % of impaired loans %
Wealth	9,523	281	3.0	100	35.6
International:
Ireland	29,104	9,712	33.4	3,601	37.1
Australia	14,057	2,030	14.4	966	47.6
Wholesale Europe	8,781	537	6.1	243	45.3
Other	7,937	144	1.8	93	64.6
	59,879	12,423	20.7	4,903	39.5
Wealth and International	69,402	12,704	18.3	5,003	39.4
Impairment provisions	(5,003)
Fair value adjustments	(851)
	63,548

[1]	Impairment provisions include collective unimpaired provisions.

WEALTH (audited)

Total impaired loans increased by £72 million, or 26 per cent to £353 million compared with £281 million at 31 December 2009 and as a percentage of closing loans and advances increased to 3.7 per cent from 3.0 per cent at 31 December 2009. Impairment charges decreased by £25 million to £46 million compared to £71 million in 2009. This reduction is primarily due to the mortgage lending business in Spain where there has been improved credit management of the book during 2010.

IRELAND (audited)

Total impaired loans increased by £4,733 million, or 49 per cent to £14,445 million compared with £9,712 million at 31 December 2009 and as a percentage of closing loans and advances increased to 52.7 per cent from 33.4 per cent at 31 December 2009. Impairment charges increased by £1,315 million to £4,264 million compared to £2,949 million in 2009. Impairment charges as a percentage of average loans and advances to customers increased to 15.4 per cent from 9.9 per cent in 2009.

Further deterioration in the Irish economy resulted in increased impaired loans in 2010 and coverage levels significantly increased in the last quarter of 2010 reflecting downward revisions in the Group’s Irish economic assumptions.

IMPAIRMENTS ON IRELAND LOANS AND ADVANCES (audited)

As at 31 December 2010	Gross loans £m	Impaired loans £m	Provisions £m

Commercial Real Estate	11,685	9,232	4,791
Corporate	8,070	4,343	2,356
Retail	7,673	870	616

Total	27,428	14,445	7,763

As at 31 December 2009	Gross loans £m	Impaired loans £m	Provisions £m

Commercial Real Estate	11,738	6,114	2,154
Corporate	9,094	3,002	1,159
Retail	8,272	596	288

Total	29,104	9,712	3,601

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The most significant contribution to impairment in Ireland is the commercial real estate portfolio. Impairment provisions provide 52 per cent coverage on impaired commercial real estate loans – reflecting peak to trough falls in commercial property and house prices widening to 60 per cent and 38 per cent respectively. Mortgage lending at the year end comprised 96 per cent of the retail portfolio with impaired loans of £0.8 billion and impairment coverage of 65 per cent.

Following the closure of the Irish business, the portfolio is in run-off although current levels of redemptions and recoveries are low due to a severe lack of liquidity.

AUSTRALIA (audited)

Total impaired loans increased by £2,157 million, or 106 per cent to £4,187 million compared with £2,030 million at 31 December 2009 and as a percentage of closing loans and advances increased to 28.7 per cent from 14.4 per cent at 31 December 2009. Impairment charges increased by £513 million to £1,362 million compared to £849 million in 2009. Impairment charges as a percentage of average loans and advances to customers increased to 9.3 per cent from 6.3 per cent in 2009.

Although the economic performance for Australia has been more robust, exposure to the New Zealand and non-metropolitan Australian commercial real estate sectors remains a key influence on impairment performance. These markets have suffered a significant reduction in liquidity in 2010, driving increased impaired lending and also constraining recoveries.

WHOLESALE EUROPE (audited)

Total impaired loans increased by £470 million, or 88 per cent to £1,007 million compared with £537 million at 31 December 2009 and as a percentage of closing loans and advances increased to 13.8 per cent from 6.1 per cent at 31 December 2009. Impairment charges increased by £81 million to £210 million compared to £129 million in 2009. Impairment charges as a percentage of average loans and advances to customers increased to 2.8 per cent from 2.3 per cent in 2009. Commercial real estate is the primary driver of the impairment charge in Wholesale Europe reflecting a small number of specific transactions.

OTHER INTERNATIONAL (audited)

Total impaired loans increased by £206 million, or 143 per cent to £350 million compared with £144 million at 31 December 2009 and as a percentage of closing loans and advances increased to 4.6 per cent from 1.8 per cent at 31 December 2009. Impairment charges increased by £26 million to £106 million compared to £80 million in 2009. Impairment charges as a percentage of average loans and advances to customers increased to 1.3 per cent from 1.0 per cent in 2009. The most significant contribution to the impairment charge is from a limited number of corporate exposures which at the year end comprised 82 per cent of impaired lending and 92 per cent of the impairment charge in 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LOAN PORTFOLIO (unaudited)

ANALYSIS OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS

The following table analyses loans to banks and customers by category of loan at 31 December for each of the five years listed.

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m

Loans and advances to banks	30,292	35,510	38,868	34,845	40,639
Loans and advances to customers:
– Mortgages	356,261	362,667	114,643	102,739	95,601
– Other personal lending	36,967	42,958	25,318	22,988	23,025
– Agriculture, forestry and fishing	5,558	5,130	3,969	3,226	2,905
– Energy and water supply	3,576	3,031	2,598	2,102	2,024
– Manufacturing	11,495	14,912	12,057	8,385	7,513
– Construction	7,904	10,830	3,016	2,871	2,332
– Transport, distribution and hotels	34,176	31,820	14,664	11,573	10,490
– Postal and telecommunications	1,908	1,662	1,060	946	831
– Financial, business and other services	59,363	66,923	33,319	29,707	22,999
– Property companies	78,263	83,820	23,318	17,576	12,896
– Lease financing	8,291	9,307	4,546	4,686	4,802
– Hire purchase	7,208	8,710	5,295	5,423	5,060

Total loans	641,262	677,280	282,671	247,067	231,117
Allowance for impairment losses	(18,393)	(14,950)	(3,594)	(2,408)	(2,194)

Total loans and advances net of allowance for impairment losses	622,869	662,330	279,077	244,659	228,923

The analysis of loans and advances as at 31 December 2010 and 2009 between domestic and international offices is as follows:

	2010			2009

	Domestic £m	Foreign £m	Total £m	Domestic £m	Foreign £m	Total £m

Loans and advances to banks	28,544	1,748	30,292	29,475	6,035	35,510
Loans and advances to customers:
– Mortgages	334,531	21,730	356,261	344,151	18,516	362,667
– Other personal lending	34,610	2,357	36,967	40,790	2,168	42,958
– Agriculture, forestry and fishing	5,429	129	5,558	4,829	301	5,130
– Energy and water supply	1,583	1,993	3,576	1,141	1,890	3,031
– Manufacturing	9,599	1,896	11,495	11,480	3,432	14,912
– Construction	6,814	1,090	7,904	6,554	4,276	10,830
– Transport, distribution and hotels	26,156	8,020	34,176	22,713	9,107	31,820
– Postal and telecommunications	1,391	517	1,908	973	689	1,662
– Financial, business and other services	49,931	9,432	59,363	58,132	8,791	66,923
– Property companies	59,163	19,100	78,263	64,069	19,751	83,820
– Lease financing	7,351	940	8,291	8,426	881	9,307
– Hire purchase	6,319	889	7,208	7,671	1,039	8,710

Total loans	571,421	69,841	641,262	600,404	76,876	677,280
Allowance for impairment losses	(9,786)	(8,607)	(18,393)	(9,995)	(4,955)	(14,950)

Total loans and advances net of allowance for impairment losses	561,635	61,234	622,869	590,409	71,921	662,330

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table analyses the movements in the allowance for impairment losses on loans and advances to banks and customers for each of the five years listed. During 2010, the Group has reviewed the detailed breakdown of movements in impairment allowances and some disclosures for the year ended 31 December 2009 have been reclassified to conform with the current year presentation.

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m

Balance at beginning of year	14,950	3,594	2,408	2,194	2,073
Exchange and other adjustments	(7)	112	43	2	(13)
Acquisition and disposal of businesses and portfolios	—	—	—	—	(27)
Advances written off:
Loans and advances to customers:
– Mortgages	(145)	(77)	(23)	(25)	(9)
– Other personal lending	(3,344)	(3,063)	(1,206)	(1,256)	(1,195)
– Agriculture, forestry and fishing	(47)	(5)	(2)	(1)	(1)
– Energy and water supply	(36)	(28)	(24)	(11)	(17)
– Manufacturing	(385)	(148)	(34)	(13)	(24)
– Construction	(365)	(336)	(11)	(4)	(7)
– Transport, distribution and hotels	(742)	(80)	(50)	(24)	(50)
– Postal and telecommunications	—	(9)	—	—	—
– Financial, business and other services	(881)	(308)	(169)	(95)	(142)
– Property companies	(846)	(51)	(6)	—	(4)
– Lease financing	(15)	(26)	(2)	(26)	(1)
– Hire purchase	(160)	(69)	(59)	(87)	(39)
Loans and advances to banks	(111)	—	—	—	—

Total advances written off	(7,077)	(4,200)	(1,586)	(1,542)	(1,489)

Recoveries of advances written off:
Loans and advances to customers:
– Mortgages	12	1	1	2	2
– Other personal lending	176	107	102	121	158
– Energy and water supply	4	—	—	—	1
– Manufacturing	2	—	—	1	3
– Construction	1	—	—	—	1
– Transport, distribution and hotels	4	—	1	1	4
– Financial, business and other services	1	2	3	3	12
– Property companies	16	—	—	—	—
– Hire purchase	—	—	5	9	9

Total recoveries of advances written off	216	110	112	137	190

Total net advances written off	(6,861)	(4,090)	(1,474)	(1,405)	(1,299)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m

Effect of unwinding of discount recognised through interest income	(403)	(446)	(102)	(104)	(100)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
– Mortgages	196	343	171	18	12
– Other personal lending	3,431	4,314	1,455	1,313	1,349
– Agriculture, forestry and fishing	20	29	2	4	1
– Energy and water supply	17	105	35	18	4
– Manufacturing	203	747	122	19	12
– Construction	463	842	61	8	5
– Transport, distribution and hotels	800	1,553	66	39	29
– Postal and telecommunications	32	24	—	—	—
– Financial, business and other services	1,293	1,913	491	151	53
– Property companies	4,114	5,418	73	1	—
– Lease financing	57	261	1	35	4
– Hire purchase	101	234	107	116	91
Loans and advances to banks	(13)	(3)	135	(1)	—

Total allowances for impairment losses charged against income for the year	10,714	15,780	2,719	1,721	1,560

Total balance at end of year	18,393	14,950	3,594	2,408	2,194

Ratio of net write-offs during the year to average loans outstanding during the year	1.1%	0.6%	0.6%	0.7%	0.7%

The Group’s impairment allowances in respect of loans and advances to banks and customers increased by £3,443 million, or 23 per cent, from £14,950 million at 31 December 2009 to £18,393 million at 31 December 2010. This increase resulted from a charge to the income statement of £10,714 million partly offset by net advances written off of £6,861 million (advances written off of £7,077 million less recoveries of £216 million). Of the total charge to the income statement of £10,714 million, £5,184 million arose in the UK and £5,530 million related to the Group’s international businesses, dominated by the credit losses suffered in Ireland and Australia following the particular deterioration in economic conditions in those countries. By category of lending, the most significant elements of the charge to the income statement were £3,431 million in respect of other personal lending and £4,114 million in respect of property companies. The charge in respect of other personal lending arose mainly in the Retail division and was lower than in 2009 following improved arrears experience as a result of the Group’s focus on lending to existing customers combined with stable unemployment. The charge in respect of property lending arose mainly overseas and again reflects losses in Ireland and Australia where much of the Group’s credit exposure is in the commercial property sectors. Of the net advances written off of £6,861 million, £5,751 million arose in the UK and £1,110 million overseas; by category of lending £3,168 million related to other personal lending, £880 million related to financial, business and other services and £846 million to property companies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The analysis of movements in the allowance for impairment losses on loans and advances to banks and customers for the years ended 31 December 2010 and 2009 between domestic and international offices is as follows:

	2010			2009

	Domestic £m	Foreign £m	Total £m	Domestic £m	Foreign £m	Total £m

Balance at beginning of year	10,785	4,165	14,950	3,575	19	3,594
Exchange and other adjustments	42	(49)	(7)	171	(59)	112
Advances written off:
Loans and advances to customers:
– Mortgages	(130)	(15)	(145)	(77)	—	(77)
– Other personal lending	(3,322)	(22)	(3,344)	(3,062)	(1)	(3,063)
– Agriculture, forestry and fishing	(8)	(39)	(47)	(5)	—	(5)
– Energy and water supply	(16)	(20)	(36)	(28)	—	(28)
– Manufacturing	(196)	(189)	(385)	(147)	(1)	(148)
– Construction	(192)	(173)	(365)	(336)	—	(336)
– Transport, distribution and hotels	(234)	(508)	(742)	(80)	—	(80)
– Postal and telecommunications	—	—	—	(9)	—	(9)
– Financial, business and other services	(827)	(54)	(881)	(308)	—	(308)
– Property companies	(740)	(106)	(846)	(51)	—	(51)
– Lease financing	(15)	—	(15)	(25)	(1)	(26)
– Hire purchase	(160)	—	(160)	(69)	—	(69)
Loans and advances to banks	(111)	—	(111)	—	—	—

Total advances written off	(5,951)	(1,126)	(7,077)	(4,197)	(3)	(4,200)

Recoveries of advances written off:
Loans and advances to customers:
– Mortgages	12	—	12	1	—	1
– Other personal lending	176	—	176	107	—	107
– Agriculture, forestry and fishing	—	—	—	—	—	—
– Energy and water supply	—	4	4	—	—	—
– Manufacturing	—	2	2	—	—	—
– Construction	—	1	1	—	—	—
– Transport, distribution and hotels	—	4	4	—	—	—
– Postal and telecommunications	—	—	—	—	—	—
– Financial, business and other services	—	1	1	1	1	2
– Property companies	12	4	16	—	—	—
– Hire purchase	—	—	—	—	—	—

Total recoveries of advances written off	200	16	216	109	1	110

Total net advances written off	(5,751)	(1,110)	(6,861)	(4,088)	(2)	(4,090)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2010			2009

	Domestic £m	Foreign £m	Total £m	Domestic £m	Foreign £m	Total £m

Effect of unwinding of discount recognised through interest income	(474)	71	(403)	(446)	—	(446)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
– Mortgages	(27)	223	196	275	68	343
– Other personal lending	2,690	741	3,431	3,714	600	4,314
– Agriculture, forestry and fishing	5	15	20	2	27	29
– Energy and water supply	30	(13)	17	24	81	105
– Manufacturing	78	125	203	544	203	747
– Construction	318	145	463	593	249	842
– Transport, distribution and hotels	217	583	800	717	836	1,553
– Postal and telecommunications	31	1	32	19	5	24
– Financial, business and other services	696	597	1,293	1,670	243	1,913
– Property companies	1,059	3,055	4,114	3,685	1,733	5,418
– Lease financing	26	31	57	198	63	261
– Hire purchase	74	27	101	135	99	234
Loans and advances to banks	(13)	—	(13)	(3)	—	(3)

Total allowances for impairment losses charged against income for the year	5,184	5,530	10,714	11,573	4,207	15,780

Total balance at end of year	9,786	8,607	18,393	10,785	4,165	14,950

The following table analyses the coverage of the allowance for loan losses by category of loans.

	2010 Allowance £m	2010 Percentage of loans in each category to total loans %	2009 Allowance £m	2009 Percentage of loans in each category to total loans %	2008 Allowance £m	2008 Percentage of loans in each category to total loans %	2007 Allowance £m	2007 Percentage of loans in each category to total loans %	2006 Allowance £m	2006 Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	20	4.7	149	5.2	135	13.8	—	14.1	1	17.6
Loans and advances to customers:
– Mortgages	526	55.5	464	53.6	186	40.5	37	41.5	42	41.3
– Other personal lending	3,541	5.8	3,419	6.3	2,047	9.0	1,795	9.3	1,720	9.9
– Agriculture, forestry and fishing	16	0.9	33	0.8	5	1.4	5	1.3	2	1.3
– Energy and water supply	108	0.6	120	0.4	33	0.9	22	0.9	14	0.9
– Manufacturing	540	1.8	709	2.2	119	4.3	29	3.4	25	3.3
– Construction	588	1.2	527	1.6	60	1.1	10	1.2	6	1.0
– Transport, distribution and hotels	1,400	5.3	1,391	4.7	75	5.2	58	4.7	45	4.5
– Postal and telecommunications	50	0.3	15	0.2	—	0.4	—	0.4	—	0.4
– Financial, business and other services	2,451	9.3	2,108	9.9	596	11.7	232	12.0	166	9.9
– Property companies	8,546	12.2	5,394	12.4	70	8.2	4	7.1	5	5.6
– Lease financing	287	1.3	244	1.4	15	1.6	16	1.9	7	2.1
– Hire purchase	320	1.1	377	1.3	253	1.9	200	2.2	161	2.2

Total balance at year end	18,393	100.0	14,950	100.0	3,594	100.0	2,408	100.0	2,194	100.0

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The analysis of the coverage of the allowance for loan losses at 31 December 2010 and 2009 between domestic and international offices is as follows:

	Domestic		Foreign		Total

2010	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	20	5.0	—	2.5	20	4.7
Loans and advances to customers:
– Mortgages	269	58.4	257	31.1	526	55.5
– Other personal lending	2,212	6.1	1,329	3.4	3,541	5.8
– Agriculture, forestry and fishing	16	1.0	—	0.2	16	0.9
– Energy and water supply	55	0.3	53	2.9	108	0.6
– Manufacturing	385	1.7	155	2.7	540	1.8
– Construction	364	1.2	224	1.6	588	1.2
– Transport, distribution and hotels	546	4.6	854	11.5	1,400	5.3
– Postal and telecommunications	50	0.2	—	0.7	50	0.3
– Financial, business and other services	1,630	8.7	821	13.5	2,451	9.3
– Property companies	3,844	10.4	4,702	27.3	8,546	12.2
– Lease financing	189	1.3	98	1.3	287	1.3
– Hire purchase	206	1.1	114	1.3	320	1.1

Total	9,786	100.0	8,607	100.0	18,393	100.0

	Domestic		Foreign		Total

2009	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	149	4.9	—	7.9	149	5.2
Loans and advances to customers:
– Mortgages	398	57.2	66	24.0	464	53.6
– Other personal lending	2,822	6.8	597	2.8	3,419	6.3
– Agriculture, forestry and fishing	6	0.8	27	0.4	33	0.8
– Energy and water supply	42	0.2	78	2.5	120	0.4
– Manufacturing	504	1.9	205	4.5	709	2.2
– Construction	277	1.1	250	5.6	527	1.6
– Transport, distribution and hotels	606	3.8	785	11.8	1,391	4.7
– Postal and telecommunications	10	0.2	5	0.9	15	0.2
– Financial, business and other services	1,842	9.7	266	11.4	2,108	9.9
– Property companies	3,666	10.7	1,728	25.7	5,394	12.4
– Lease financing	182	1.4	62	1.1	244	1.4
– Hire purchase	281	1.3	96	1.4	377	1.3

Total	10,785	100.0	4,165	100.0	14,950	100.0

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK ELEMENTS IN THE LOAN PORTFOLIO (unaudited)

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

The Group complies with IFRS 7, which requires more detailed qualitative and quantitative disclosures about its loan portfolios. Accordingly, the table below shows separately those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, (iii) impaired, not requiring a provision and (iv) impaired with a provision.

							Loans and advances designated at fair value through profit or loss £m

		Loans and advances to banks £m	Loans and advances to customers

			Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2010
Neither past due nor impaired		30,259	339,509	45,058	159,274	547,841	12,545
Past due but not impaired		—	13,215	1,289	3,427	17,931	—
Impaired	– no provision required	—	2,189	433	5,313	7,935	—
	– provision held	20	5,591	5,149	45,931	56,671	—

Gross		30,279	360,504	51,929	213,945	626,378	12,545

31 December 2009
Neither past due nor impaired		35,333	347,292	48,429	185,872	581,593	19,082
Past due but not impaired		—	12,587	1,873	5,118	19,578	—
Impaired	– no provision required	—	2,034	449	6,603	9,086	—
	– provision held	153	5,918	5,902	37,927	49,747	—

Gross		35,486	367,831	56,653	235,520	660,004	19,082

31 December 2008
Neither past due nor impaired		38,716	110,148	33,571	86,707	230,426	608
Past due but not impaired		17	3,134	1,146	555	4,835	—
Impaired	– no provision required	—	479	150	1,253	1,882	—
	– provision held	135	882	4,327	1,451	6,660	—

Gross		38,868	114,643	39,194	89,966	243,803	608

31 December 2007
Neither past due nor impaired		34,845	99,828	29,850	73,475	203,153	1,189
Past due but not impaired		—	2,153	966	639	3,758	—
Impaired	– no provision required	—	415	100	293	808	—
	– provision held	—	343	3,600	560	4,503	—

Gross		34,845	102,739	34,516	74,967	212,222	1,189

31 December 2006
Neither past due nor impaired		40,638	92,873	29,364	60,005	182,242	835
Past due but not impaired		—	1,943	1,005	374	3,322	—
Impaired	– no provision required	—	658	92	158	908	—
	– provision held	1	127	3,580	299	4,006	—

Gross		40,639	95,601	34,041	60,836	190,478	835

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

						Loans and advances designated at fair value through profit or loss £m
	Loans and advances to banks £m	Loans and advances to customers

		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2010
0-30 days	—	6,498	1,004	1,331	8,833	—
30-60 days	—	2,674	246	498	3,418	—
60-90 days	—	1,811	29	394	2,234	—
90-180 days	—	2,223	10	337	2,570	—
Over 180 days	—	9	—	867	876	—

Total	—	13,215	1,289	3,427	17,931	—

31 December 2009
0-30 days	—	6,018	1,316	2,347	9,681	—
30-60 days	—	2,649	376	825	3,850	—
60-90 days	—	1,702	74	825	2,601	—
90-180 days	—	2,216	48	560	2,824	—
Over 180 days	—	2	59	561	622	—

Total	—	12,587	1,873	5,118	19,578	—

31 December 2008
0-30 days	—	1,527	853	289	2,669	—
30-60 days	—	633	259	90	982	—
60-90 days	17	424	32	70	526	—
90-180 days	—	549	2	77	628	—
Over 180 days	—	1	—	29	30	—

Total	17	3,134	1,146	555	4,835	—

31 December 2007
0-30 days	—	1,123	781	266	2,170	—
30-60 days	—	445	155	107	707	—
60-90 days	—	260	29	129	418	—
90-180 days	—	325	1	67	393	—
Over 180 days	—	—	—	70	70	—

Total	—	2,153	966	639	3,758	—

31 December 2006
0-30 days	—	1,104	797	156	2,057	—
30-60 days	—	341	182	60	583	—
60-90 days	—	216	26	38	280	—
90-180 days	—	280	—	70	350	—
Over 180 days	—	2	—	50	52	—

Total	—	1,943	1,005	374	3,322	—

A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

POTENTIAL PROBLEM LOANS

Potential problem loans are loans where known information about possible credit problems causes management to have concern as to the borrower’s ability to comply with the present loan repayment terms.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IFRS 7 requires the disclosure of information about the credit quality of loans and advances that are neither past due nor impaired. The Group’s disclosures analyse these loans between those that the Group believes are of good quality, satisfactory quality, and lower quality and those that are below standard but not impaired.

						Loans and advances designated at fair value through profit or loss £m

	Loans and advances to banks £m	Loans and advances to customers

		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2010
Good quality	29,835	332,614	30,076	57,552		12,220
Satisfactory quality	265	5,259	11,084	42,906		163
Lower quality	16	834	1,170	45,750		83
Below standard, but not impaired	143	802	2,728	13,066		79

Total	30,259	339,509	45,058	159,274	543,841	12,545

31 December 2009
Good quality	34,434	335,482	30,743	61,810		18,702
Satisfactory quality	135	9,614	12,654	59,752		267
Lower quality	15	746	1,480	45,986		90
Below standard, but not impaired	749	1,450	3,552	18,324		23

Total	35,333	347,292	48,429	185,872	581,593	19,082

31 December 2008
Good quality	38,283	109,815	21,373	49,349		129
Satisfactory quality	215	264	9,192	31,042		411
Lower quality	204	—	900	5,831		56
Below standard, but not impaired	14	69	2,106	485		12

Total	38,716	110,148	33,571	86,707	230,426	608

31 December 2007
Good quality	34,647	99,407	18,157	46,240		191
Satisfactory quality	190	378	8,964	25,013		670
Lower quality	7	1	665	2,034		327
Below standard, but not impaired	1	42	2,064	188		1

Total	34,845	99,828	29,850	73,475	203,153	1,189

31 December 2006
Good quality	40,418	92,472	16,940	35,659		513
Satisfactory quality	201	359	9,667	21,797		314
Lower quality	17	—	663	2,249		3
Below standard, but not impaired	2	42	2,094	300		5

Total	40,638	92,873	29,364	60,005	182,242	835

For further details see pages F-108 to F-112.

INTEREST FOREGONE ON NON-PERFORMING LENDING
The table below summarises the interest foregone on impaired lending.

						2010 £m

Interest income that would have been recognised under original contract terms						2,484
Interest income included in profit						(1,288)

Interest foregone						1,196

TROUBLED DEBT RESTRUCTURINGS

In the US, loans whose terms have been modified due to problems with the borrower are required to be separately disclosed. If the new terms were in line with market conditions at the time of the restructuring and the restructured loan remains current as to repayment of principal and interest then the disclosure is discontinued at the end of the first year.

IFRS 7 requires the disclosure of loans that were renegotiated during the year and that would otherwise have been past due or impaired at the year end (2010: £5,475 million; 2009: £3,919 million; 2008: £144 million; 2007: £579 million; 2006: £342 million); see also page F-111.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The £5,475 million of lending in 2010 was renegotiated for the following reasons:

£m

Capitalisation of arrears	2,804
Interest rate adjustment	337
Payment holidays	221
Interest capitalisation	10
Forbearance of principal	2,103

Total	5,475

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

	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m

As at 31 December 2010:
United States of America	4.1	40,246	8,304	12,022	19,920
Germany	1.4	14,156	2,488	6,715	4,953
France	1.1	10,708	1,409	4,368	4,931
As at 31 December 2009:
United States of America	1.9	19,033	3,266	2,548	13,219
France	1.4	14,126	768	2,932	10,426
As at 31 December 2008:
United States of America	2.0	8,928	253	1,843	6,832
France	1.1	4,735	69	2,904	1,762
Netherlands	1.0	4,449	4	1,658	2,787

As at 31 December 2010, United States of America had commitments of £21,203 million, Germany had commitments of £7,500 million and France had commitments of £5,199 million.

As at 31 December 2010 the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £15,714 million in total were Australia and the Netherlands.

As at 31 December 2009, there were no countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets.

As at 31 December 2008, the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £8,130 million in total, were Belgium and Germany.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MARKET RISK (audited)

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

Risk also arises from the margin of interbank rates over central bank rates. A further banking risk arises from competitive pressures on product terms in existing loans and deposits, which sometimes restricts the Group in its ability to change interest rates applying to customers in response to changes in interbank and central bank rates.

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

–

Unit-linked liabilities are matched with the same assets that are used to define the liability but future fee income is dependent upon the performance of those assets. (This forms part of the Value of in Force see note 30 to the financial statements.)

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

The Group’s defined benefit staff pension schemes are exposed to significant risks from the constituent parts of their assets and from the present value of their liabilities, primarily equity and real interest rate risk. For further information on pension scheme assets and liabilities please refer to note 43 to the financial statements.

MEASUREMENT

The following market risk measures are used for risk reporting and setting risk appetite limits and triggers:

Value at Risk: for short term liquid positions a 1-day 95 per cent VaR is used; for structural positions a 1-year 95 per cent VaR is used

Standard Stresses: Interest Rates 25 basis points; Equities 10 per cent; Credit Spreads relative 30 per cent widening

Bespoke Extreme Stress Scenarios: e.g. stock market crash

Both VaR and standard stress measures are also used in setting divisional market risk appetite limits and triggers.

Although an important measure of risk, VaR has limitations as a result of its use of historical data, assumed distribution, holding periods and frequency of calculation. In addition, the use of confidence levels does not convey any information about potential loss when the confidence level is exceeded. Where VaR models are less well suited to the nature of positions, the Group recognises these limitations and supplements its use with a variety of other techniques. These reflect the nature of the business activity, and include interest rate repricing gaps, open exchange positions and sensitivity analysis. Stress testing and scenario analysis are also used in certain portfolios and at group level, to simulate extreme conditions to supplement these core measures. Trading book VaR (1-day 99 per cent) is back-tested daily against profit and loss.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BANKING – TRADING ASSETS AND OTHER TREASURY POSITIONS

Based on the commonly used 95 per cent confidence level, assuming positions are held overnight and using observation periods of the preceding 300 business days, the VaR for the years ended 31 December 2010 and 2009 based on the Group’s global trading positions was as detailed in the table entitled Banking – trading assets and other treasury positions.

The risk of loss measured by the VaR model is the potential loss in earnings given the confidence level and assumptions noted above. The total and average trading VaR does not assume any diversification benefit across the five risk types, which now includes inflation. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported as a whole. The Group internally uses VaR as the primary measure for all trading book positions arising from short term market facing activity.

BANKING – TRADING ASSETS AND OTHER TREASURY POSITIONS

As at 31 December	2010				2009

	Close £m	Average £m	Maximum £m	Minimum £m	Close restated £m

Interest rate risk	3.9	4.4	8.0	2.3	7.1
Foreign exchange risk	0.4	0.4	0.8	0.1	1.1
Equity risk	—	—	0.2	—	—
Credit spread risk	1.6	2.4	4.3	1.2	4.1
Inflation risk	0.3	0.2	0.7	—	0.2
Total VaR	6.2	7.4	13.0	4.2	12.5

2009 VaR has been restated to reflect trading risk only. Risk relating to the funding of the lending business is reported in the Banking-Non-Trading section of the report.

BANKING – NON-TRADING

Market risk in non-trading books consists almost entirely of exposure to changes in interest rates including the margin between interbank and central bank rates. This is the potential impact on earnings and value that could occur when, if rates fall, liabilities cannot be re-priced as quickly or by as much as assets; or when, if rates rise, assets cannot be re-priced as quickly or by as much as liabilities.

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

The following table shows, split by material currency, Lloyds Banking Group sensitivities as at 31 December 2010 to an immediate up and down 25 basis points change to all interest rates.

BANKING – NON-TRADING

	2010		2009

	Up 25bps £m	Down 25bps £m	Up 25bps £m	Down 25bps £m

Sterling	(86.9)	88.4	66.6	(66.4)
US Dollar	11.1	(11.4)	(5.5)	5.6
Euro	8.9	(9.0)	4.4	(4.4)
Australian Dollar	(1.2)	1.2	2.2	(2.3)
Other	(3.0)	3.1	(0.2)	0.2

	(71.1)	72.3	67.5	(67.3)

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

The schemes’ main exposures are to equity risk, real rate risk and credit spread risk. Accounting for the pension schemes under International Accounting Standard (IAS)19 spreads any adverse impacts of these risks over time.

INSURANCE PORTFOLIOS

The Group’s market risk exposure in respect of insurance activities described above is measured using EEV as a proxy for economic value. The pre-tax sensitivity of EEV to standardised stresses is shown below for the years ended 31 December 2010 and 2009. Foreign exchange risk arises predominantly from overseas holdings of equities. Impacts have only been shown in one direction but can be assumed to be reasonably symmetrical. Opening and closing numbers only have been provided as this data is not volatile and consequently is not tracked on a daily basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE PORTFOLIOS

As at 31 December	2010 £m	2009 £m

Equity risk (impact of 10 per cent fall pre-tax)	(367.4)	(383.6)
Interest rate risk (impact of 25 basis point reduction pre-tax)	82.1	64.0
Credit spread risk (impact of relative 30 per cent widening)	(163.0)	(156.4)

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

MONITORING

The Senior Asset and Liability Committee and the Group Market Risk Forum regularly review high level market risk exposure including, but not limited to, the data described above. They also make recommendations to the Group Chief Executive concerning overall market risk appetite and market risk policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits are monitored locally by independent risk functions and at a high level by Group Risk. Where appropriate, escalation procedures are in place.

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

Market risk in the Group’s retail portfolios and in the Group’s capital and funding activities is managed centrally within limits defined in the detailed Group policy for interest rate risk in the banking book, which is reviewed and approved annually.

INSURANCE ACTIVITIES

Market risk exposures from the insurance businesses are controlled via approved investment policies and triggers set with reference to the Group’s overall risk appetite and regularly reviewed by the Senior Asset and Liability Committee and the Group Market Risk Forums:

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

INSURANCE RISK (audited)

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

The Group’s appetite for insurance risk is reviewed and approved annually by the Board.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Current and potential future insurance risk exposures are assessed and aggregated using risk measures based on 1-in-20 year stresses and other supporting measures where appropriate, for example those set out in note 39 to the financial statements.

MITIGATION

A key element of the control framework is the consideration of insurance risk by a suitable combination of high level Committees/Boards. For the life assurance businesses the key control bodies are the Board of Scottish Widows Group Limited and the Board of HBOS Financial Services Limited with the more significant risks also being subject to review by the Group Executive Committee and/or the Lloyds Banking Group Board. For the general insurance businesses the key control bodies are the Boards of the legal entities including Lloyds TSB General Insurance Limited, St. Andrew’s Insurance plc and the Irish subsidiaries, with the more significant risks again being subject to Group Executive Committee and/or Lloyds Banking Group Board review. All Group staff pension schemes issues are covered by the Group Asset and Liability Committee and the Group Business Risk Committee.

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

The most significant insurance risks in the life assurance companies are longevity risk and persistency risk. The merits of longevity risk transfer and hedging solutions are regularly reviewed. By their nature persistency risks are difficult to hedge.

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

OPERATIONAL RISK (unaudited)

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

PEOPLE

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

SUPPLIER MANAGEMENT

The risk of reductions in earnings and/or value through financial or reputational loss from services with outsourced partners or third-party suppliers.

CUSTOMER PROCESSES

The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from poor externally facing business processes. Customer process risk includes customer transaction and processing errors due to incorrect capturing of customer information and/or system failure.

FINANCIAL CRIME

The risk of reductions in earnings and/or value, through financial or reputational loss, associated with financial crime and failure to comply with related legal and regulatory obligations, these losses may include censure, fines or the cost of litigation.

MONEY LAUNDERING AND SANCTIONS

The risk of reductions in earnings and/or value, through financial or reputational loss, associated with failure to comply with prevailing legal and regulatory obligations on activities related to money laundering, sanctions and counter terrorism, these losses may include censure, fines or the cost of litigation.

SECURITY

The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from theft of or damage to the Group’s assets, the loss, corruption, misuse or theft of the Group’s information assets or threats or actual harm to the Group’s people. This also includes risks relating to terrorist acts, other acts of war, geopolitical, pandemic or other such events.

IT SYSTEMS

The risk of reductions in earnings and/or value through financial or reputational loss resulting from the development, delivery and maintenance of effective IT solutions.

CHANGE

The risk of reductions in earnings and/or value, through financial or reputational loss, from change initiatives failing to deliver to requirements, budget or timescale, failing to implement change effectively or failing to realise desired benefits.

ORGANISATIONAL INFRASTRUCTURE

The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from poor internally facing business processes at group, divisional or business unit level. Organisational infrastructure in this context embraces the structures, systems and processes that provide direction, control and accountability for the enterprise.

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

EXPOSURES

By its very nature, operational risks can arise from a wide range of the Group’s activities that involve people, processes and systems. The Group’s principal operational risks relate to the Group’s ability to attract, retain and motivate its people, the rate and scale of change arising from the Group’s integration programme, the way in which the Group treats its customers and the legal and regulatory environment in which it operates.

The Group continues to face risks relating to its ability to attract, retain, and develop high calibre talent, as a result of challenges arising from ongoing regulatory and public interest in remuneration practices, delivery of the Group’s integration commitments; and uncertainty from EU state aid requirements and Independent Commission on Banking proposals on banking reform.

The integration programme continues to be one of the largest integration exercises undertaken by a financial services firm. The breadth of the integration programme is such that all parts of the Group are impacted to a large or small degree, with the greatest impact being on the Retail bank. Although now over two years into the successful implementation of the programme, there continue to be delivery risks as the programme moves into its final phase of execution.

Customer treatment and how the Group manages its customer relationships affects all aspects of the Group’s operations and is closely aligned with achievement of the Group’s strategic aim – to create deep long lasting relationships with its customers. There is currently a high level of scrutiny regarding the treatment of customers by financial institutions from the press, politicians and regulatory bodies, which includes, for example PPI (see note 54 to the financial statements ‘Contingent Liabilities and Commitments’).

Legal and regulatory exposure is driven by the significant volume of current legislation and regulation within the UK and overseas with which the Group has to comply, along with new or proposed legislation and regulation which needs to be reviewed, assessed and embedded into day-to-day operational and business practices across the Group as a whole. This is particularly the case in the current market environment, which is witnessing increased levels of government and regulatory intervention in the banking sector.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MEASUREMENT

Both Lloyds TSB and HBOS had operational risk Advanced Measurement Approach Waivers, granted by the FSA, enabling the use of an internal capital model for calculating regulatory capital. As part of its integration programme, Lloyds Banking Group is in the process of moving to The Standardised Approach (TSA) and, in anticipation of this, calculated regulatory capital for the year ended 31 December 2010 on the basis of TSA.

MITIGATION

The Group’s operational risk management framework consists of the following key components:

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

MONITORING

Business unit risk exposure is aggregated at divisional level and reported to Group Risk where a group-wide report is prepared. The report is discussed at the monthly Group Operational and Regulatory Risk Committee. This committee can escalate matters to the Chief Risk Officer, or higher committees if appropriate.

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

FINANCIAL SOUNDNESS (audited)

Financial soundness risk has three key risk components covering liquidity and funding risk; capital risk; and financial and prudential regulatory reporting, disclosure and tax risk.

LIQUIDITY AND FUNDING RISK

DEFINITION (audited)

Liquidity risk is defined as the risk that the Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost. Funding risk is further defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient.

RISK APPETITE (audited)

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

EXPOSURE (audited)

Liquidity exposure represents the amount of potential outflows in any future period less committed inflows. Liquidity is considered from both an internal and regulatory perspective.

MEASUREMENT (audited)

A series of measures are used across the Group to monitor both short and long term liquidity including: ratios, cash outflow triggers, wholesale funding maturity profile, early warning indicators and stress test survival period triggers. The Board approved liquidity risk appetite links a number of these measures to balance sheet progression set out in the group funding plan, with regular reporting to the Board. Strict criteria and limits are in place to ensure highly liquid marketable securities are available as part of the portfolio of liquid assets.

Details of contractual maturities for assets and liabilities form an important source of information for the management of liquidity risk. Note 56(4) to the financial statements sets out an analysis of assets and liabilities by relevant maturity grouping. In order to reflect more accurately the expected behaviour of the Group’s assets and liabilities, measurement and modelling of the behavioural aspects of each is constructed. This forms the foundation of the Group’s liquidity controls.

MITIGATION (audited)

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

The Group’s funding and liquidity position is underpinned by its significant customer deposit base, and has been supported by stable funding from the wholesale markets with a reduced dependence on short-term funding. A substantial proportion of the retail deposit base is made up of customers’ current and savings accounts which, although repayable on demand, have traditionally in aggregate provided a stable source of funding. Additionally, the Group accesses the short-term wholesale markets to raise interbank deposits and to issue certificates of deposit and commercial paper to meet short-term obligations. The Group’s short-term money market funding is based on a qualitative analysis of the market’s capacity for the Group’s credit. The Group has developed strong relationships with certain wholesale market segments, and also has access to corporate customers to supplement its retail deposit base.

The ability to deploy assets quickly, either through the repo market or through outright sale, is also an important source of liquidity for the Group’s banking businesses. The Group holds sizeable balances of high grade marketable debt securities as set out in the table entitled Group funding by type which can be sold to provide, or used to secure, additional short term funding should the need arise from either market counterparties or central bank facilities (European Central Bank, Federal Reserve, Bank of England and Reserve Bank of Australia).

MONITORING (audited)

Liquidity is actively monitored at business unit and Group level. Routine reporting is in place to senior management and through the Group’s committee structure, in particular the Group Asset and Liability Committee and the Senior Asset and Liability Committee which meet monthly. In a stress situation the level of monitoring and reporting is increased commensurate with the nature of the stress event. Liquidity policies and procedures are subject to independent oversight.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Group has invested considerable resource to ensure that it satisfies the governance, reporting and stress testing requirements of the FSA’s new ILAS liquidity regime. The Group has noted the industry move towards strategic balance sheet measures of the funding profile and has started to monitor and forecast the Group’s Net Stable Funding Ratio (NSFR) and Liquidity Coverage Ratio (LCR). The Group is aware that the regulatory liquidity landscape is subject to potential change. Specifically, in relation to the papers issued by the Basel Committee on Banking Supervision (‘Strengthening the resilience of the banking sector’ and ‘International framework for liquidity risk measurement, standards and monitoring’) the Group has actively participated in the industry-wide consultation and calibration exercises which took place through 2010.

During the year, the individual entities within the Group, and the Group, complied with all of the externally imposed liquidity and funding requirements to which they are subject.

LIQUIDITY AND FUNDING MANAGEMENT IN 2010 (unaudited)

During 2010 liquidity and funding remained a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and longer term wholesale funding markets; should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding and liquidity where necessary, its ability to fund its financial obligations could be affected.

The Group is reliant on both wholesale funding markets and the legacy Government and central bank facilities to support its balance sheet. The liquidity and funding challenges facing the Group over the medium term continue to be ensuring sustainable access to wholesale funding markets, and the repayment of Government and central bank facilities. The combination of a clear focus on right-sizing the balance sheet, continued development of the Group’s customer deposit base, and strategic access to the capital markets will enable the Group to strengthen its funding base while reducing its overall wholesale funding requirement.

The key dependencies on successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets; successful right-sizing of the Group’s balance sheet; the repayment of Government and central bank facilities in accordance with the agreed terms; no more than limited further deterioration in the UK’s and the Group’s credit rating; and no significant or sudden withdrawal of deposits resulting in increased reliance on wholesale funding markets. Additionally, the Group has entered into a number of EU state aid related obligations to achieve reductions in certain parts of its balance sheet by the end of 2014. The requirement to meet this deadline may result in the Group having to provide funding to support these asset reductions and/or disposals and may also result in a lower price being achieved.

During 2010, the Group further improved the diversification of funding supporting its balance sheet. Wholesale funding reduced by £27.5 billion whilst customer deposits increased by £11.3 billion, resulting in a more stable liability base. The customer loan to deposit ratio improved to 154 per cent compared with 169 per cent at 31 December 2009.

At 31 December 2010, the Group’s further overall support from legacy Government and central bank facilities totalled £96.6 billion, a reduction of £60.6 billion compared with 31 December 2009. These facilities have various maturity dates, the last of which is in the fourth quarter of 2012. The Group’s plan to right size the balance sheet is expected to avoid the necessity to refinance much of this. Repayment of the remaining amount will be achieved by a combination of customer deposit growth and term wholesale issuance.

ANALYSIS OF GOVERNMENT AND CENTRAL BANK FACILITIES (audited)

As at 31 December	2010 £bn	2009 £bn

Credit Guarantee Scheme	45.4	50.0
Other	51.2	107.2

Total Government and central bank facilities	96.6	157.2

The Group’s wholesale term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total funding) at 31 December 2010 has been maintained at 50 per cent.

Despite the market disruption as a result of European sovereign risk concerns during 2010, the Group outperformed its term wholesale issuance plans, allowing an accelerated repayment of Government and central bank facilities and thus reducing the on-going reliance on short term funding. The Group continued to fund itself successfully in the short term money markets, extending the maturity profile of this source of funding. The Group anticipates that wholesale markets will remain vulnerable to periods of disruption during 2011. To mitigate the impact of such events, the Group has been actively diversifying its funding sources and investor base.

In June 2010, the FSA introduced a new liquidity framework (Individual Liquidity Adequacy Standards – ILAS) bringing in enhanced systems and controls, quantitative requirements, reporting requirements and stress testing. As part of the ILAS framework, the FSA has issued an Individual Liquidity Guidance (ILG) to the Group, representing a new regulatory requirement, which was effective from 1 June 2010. The Group has maintained its liquidity levels above the ILG regulatory minimum since inception.

Late in 2010, the Basel Committee on Banking Supervision refined the details of the Basel III reforms to ensure the strengthening of global liquidity standards. This supplemented the 2008 published Principles of Sound Liquidity Risk Management and Supervision (Sound Principles). These principles have been strengthened by the development of two principal liquidity measures.

The first measure promotes short term resilience of the liquidity profile by ensuring that banks have sufficient high quality liquid assets to meet potential funding outflows in a stressed environment within a one month period. This is measured by the LCR. The second promotes resilience over a longer time horizon by requiring banks to fund their activities with a more stable source of funding on a going concern basis. This is measured by NSFR which has a time horizon of one year and has been developed to ensure a sustainable maturity structure of assets and liabilities.

The Group welcomes the Basel Committee’s Sound Principles. The introduction of the LCR (January 2015) and NSFR (January 2018) will raise the resilience of banks to potential liquidity shocks and provide the basis for a harmonised approach to liquidity risk management. At 31 December 2010, the Group’s internal calculation of the LCR was 71 per cent and the NSFR was 88 per cent; the guidance issued by the Basel Committee is still subject to final ratification by the EU and the methodology is likely to be refined on the basis of feedback from banks and regulators during the observation period. The actions already announced to right size the balance sheet are expected to ensure compliance with the future minimum standards, which are expected to be 100 per cent for both ratios by their respective effective dates.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GROUP FUNDING POSITION (audited)

As at 31 December	2010 £bn	2009 £bn	Change %
Funding requirement
Loans and advances to customers[1]	589.5	625.9	(6)
Loans and advances to banks[2]	10.5	16.1	(35)
Debt securities	25.7	32.7	(21)
Available-for-sale financial assets – secondary[3]	25.7	37.7	(32)
Cash balances[4]	3.6	2.7	33
Funded assets	655.0	715.1	(8)
On balance sheet primary liquidity assets[5]
Reverse repurchase agreements	7.3	5.3	38
Balances at central banks – primary[4]	34.5	36.3	(5)
Available-for-sale financial assets – primary	17.3	8.9	94
Held to maturity	7.9	—
	67.0	50.5	33
Other assets[6]	269.6	261.7	3
Total Group assets	991.6	1,027.3	(3)
Less: Other liabilities[6]	(229.1)	(223.4)	3
Funding requirement	762.5	803.9	(5)
Funded by
Customer deposits[7]	382.5	371.2	3
Wholesale funding	298.0	325.5	(8)
Repurchase agreements	35.1	63.1	(44)
Total equity	46.9	44.1	6
Total funding	762.5	803.9	(5)

[1]	Excludes £3.1 billion (31 December 2009: £1.1 billion) of reverse repurchase agreements.

[2]

Excludes £15.6 billion (31 December 2009: £15.1 billion) of loans and advances to banks within the insurance businesses and £4.2 billion (31 December 2009: £4.2 billion) of reverse repurchase agreements.

[3]	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).

[4]	Cash balances and Balances at central banks – primary are combined in the Group’s balance sheet.

[5]	Primary liquidity assets are FSA eligible liquid assets including UK Gilts, US Treasuries, Euro AAA government debt and unencumbered cash balances held at central banks.

[6]	Other assets and other liabilities primarily include balances in the Group’s insurance businesses and the fair value of derivative assets and liabilities.

[7]	Excluding repurchase agreements of £11.1 billion (31 December 2009: £35.5 billion).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GROUP FUNDING BY TYPE (audited)

As at 31 December	2010 £bn	2010%	2009 £bn	2009%
Deposits from banks[1]	26.4	3.9	48.6	7.0
Debt securities in issue[1]:
Certificates of deposit	42.4	6.2	50.9	7.3
Commercial paper	32.5	4.8	35.0	5.0
Medium-term notes[2]	87.7	12.9	89.7	12.9
Covered bonds	32.1	4.7	28.1	4.0
Securitisation	39.0	5.7	35.8	5.1
	233.7	34.3	239.5	34.3
Subordinated liabilities[1]	37.9	5.6	37.4	5.4
Total wholesale funding[3]	298.0	43.8	325.5	46.7
Customer deposits	382.5	56.2	371.2	53.3
Total Group funding[4]	680.5	100.0	696.7	100.0

[1]	A reconciliation to the Group’s balance sheet is provided on page 99.

[2]	Medium-term notes include £45.4 billion of funding from the Credit Guarantee scheme.

[3]	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

[4]	Excluding repos and total equity.

Total wholesale funding is analysed by residual maturity as follows:

WHOLESALE FUNDING BY RESIDUAL MATURITY (audited)

As at 31 December	2010 £bn	2010%	2009 £bn	2009%

Less than one year	148.6	49.9	161.8	49.7
One to two years	46.8	15.7	48.8	15.0
Two to five years	52.3	17.6	68.7	21.1
More than five years	50.3	16.8	46.2	14.2

Total wholesale funding	298.0	100.0	325.5	100.0

TERM ISSUANCE (audited)

The stabilisation of the term wholesale markets observed in the first quarter of 2010 and the continued functioning of these markets throughout the year, despite the European Sovereign credit concerns, enabled the Group to outperform its term issuance plan for 2010. The Group has taken advantage of the improved market sentiment by successfully accessing a number of markets, both secured and unsecured. The table below summarises the Group’s term issuance during 2010. Exceeding term funding plans in 2010 contributed to the acceleration in repaying Government and central bank facilities during the year.

ANALYSIS OF 2010 TERM ISSUANCE (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn

Securitisation	3.5	5.2	2.1	0.7	11.5
Medium-term notes	1.1	3.7	2.7	2.2	9.7
Covered bonds	—	—	3.7	—	3.7
Subordinated liabilities	0.7	2.5	1.3	—	4.5
Private placements[1]	4.6	4.6	10.6	0.8	20.6

Total Issuance	9.9	16.0	20.4	3.7	50.0

1	Private placements include structured bonds and term repurchase agreements (repos).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LIQUIDITY PORTFOLIO (audited)

The table below illustrates the Group’s holding of highly liquid unencumbered assets. This liquidity is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

LIQUIDITY PORTFOLIO (audited)

As at 31 December	2010 £bn	2009 £bn

Primary liquidity[1]	97.5	88.4
Secondary liquidity[2]	62.4	62.4

Total	159.9	150.8

[1]	Primary liquidity is defined as FSA eligible liquid assets (UK Gilts, US Treasuries, Euro AAA government debt; unencumbered cash balances held at central banks).

[2]	Secondary liquidity comprises a diversified pool of highly rated unencumbered collateral (including retained issuance).

Following the introduction of the FSA’s Individual Liquidity Guidance under ILAS, the Group now manages its liquidity position as a coverage ratio (proportion of stressed outflows covered by primary liquid assets) rather than by reference to a quantum of liquid assets; the liquidity position reflects a buffer over the regulatory minimum. The Group receives no recognition under ILAS for assets held for secondary liquidity purposes.

The following tables reconcile figures reported on page 98.

RECONCILIATION OF THE COMPONENTS OF WHOLESALE FUNDING TO THE BALANCE SHEET (audited)

As at 31 December 2010	Included in funding analysis (above) £bn	Repos £bn	Fair value and other accounting methods £bn	Balance Sheet £bn
Deposits from banks	26.4	24.0	—	50.4
Debt securities in issue	233.7	—	(4.8)	228.9
Subordinated liabilities	37.9	—	(1.7)	36.2
Total wholesale funding	298.0	24.0
Customer deposits	382.5	11.1	—	393.6
Total	680.5	35.1

As at 31 December 2009	Included in funding analysis (above) £bn	Repos £bn	Fair value and other accounting methods £bn	Balance Sheet £bn
Deposits from banks	48.6	27.6	6.3	82.5
Debt securities in issue	239.5	—	(6.0)	233.5
Subordinated liabilities	37.4	—	(2.7)	34.7
Total wholesale funding	325.5	27.6
Customer deposits	371.2	35.5	—	406.7
Total	696.7	63.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONTRACTUAL CASH OBLIGATIONS (unaudited)

The following table sets out the amounts and maturities of Lloyds Banking Group’s contractual cash obligations at 31 December 2010.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m

Enhanced capital notes	—	—	—	9,235	9,235
Long-term debt – dated	1,119	1,575	2,366	14,232	19,292
Medium-term notes	31,239	34,676	7,530	14,195	87,640
Commercial paper	32,723	—	—	—	32,723
Covered bonds	2,930	5,242	11,626	12,352	32,150
Securitisation notes	3,841	8,003	2,102	26,796	40,742
Finance leases	1	3	2	52	58
Operating leases	356	610	510	1,706	3,182
Capital commitments	424	1	—	—	425
Other purchase obligations	1,213	1,420	856	441	3,930

	73,846	51,530	24,992	79,009	229,377

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. The Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of at least £625 million to these schemes in 2011.

At 31 December 2010, Lloyds Banking Group also had £7,705 million of preference shares, preferred securities and undated subordinated liabilities outstanding.

At 31 December 2010, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary company, Lloyds TSB Bank, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds TSB Bank and HBOS to pay dividends going forward, or for Lloyds TSB Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.

OFF-BALANCE SHEET ARRANGEMENTS (unaudited)

A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments at 31 December 2010 is included in note 56 to the consolidated financial statements. These commitments are not included in Lloyds Banking Group’s consolidated balance sheet.

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

Lloyds Banking Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The contractual nominal amounts of these guarantees totalled £22,975 million at 31 December 2010 (with £12,088 million expiring within one year; £4,163 million between one and three years; £3,175 between three and five years; and £3,549 million over five years).

Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2010, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation vehicles, Argento, Cancara, Grampian and Landale. These are funded in the global asset-backed commercial paper market. The assets and obligations of these conduits are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

Details of securitisations and other special purpose entity arrangements entered into by the Group are provided in notes 22 and 23 to the consolidated financial statements. The successful development of Lloyds Banking Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying Lloyds Banking Group’s funding base.

As indicated on page F-46, the Group’s securitisations include a number of synthetic securitisation arrangements. Synthetic securitisations use credit default swaps to transfer the credit risk of the underlying assets to a third party without transferring the funding requirement. As the prices of the underlying assets fall, this creates a credit risk on the third party which typically is not collateralised. The total notional amount of credit default swaps used for synthetic securitisation transactions at 31 December 2010 was £1,003 million. The Group takes a credit valuation adjustment by reserving the current mark to market of the exposure multiplied by the credit default swap spread of the counterparty for the maturity of the exposure. At 31 December 2010, the maximum exposure to default by the underlying counterparty (which is equivalent to the fair value) was £56 million, net of the credit reserves. There have been no recent changes in the methodology for assessing credit valuation reserves on credit default swaps.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAPITAL RISK

DEFINITION (audited)

Capital risk is defined as the risk of the Group having a sub-optimal amount or quality of capital or that capital is inefficiently deployed across the Group.

RISK APPETITE (audited)

Capital risk appetite is set by the Board and reported through various metrics that enable the Group to manage capital constraints and market expectations. The Group Chief Executive, assisted by the Group Asset and Liability Committee, regularly reviews performance against risk appetite. A key metric is the Group’s core tier 1 capital ratio. The Group’s target for this and other aspects of appetite will be reviewed in 2011 in the light of further clarity of regulatory and accounting reforms.

EXPOSURE (audited)

A capital exposure arises where the Group has insufficient regulatory capital resources to support its strategic objectives and plans, and to meet external stakeholder requirements and expectations. The Group’s capital management approach is focused on maintaining sufficient capital resources to prevent such exposures whilst optimising value for shareholders.

MEASUREMENT (audited)

The Group’s regulatory capital is divided into tiers depending on level of subordination and ability to absorb losses. Core tier 1 capital as defined in the FSA letter to the British Bankers’ Association in May 2009, comprises mainly shareholders’ equity and minority interests, after deducting goodwill, other intangible assets and 50 per cent of the net excess of expected loss over accounting provisions and certain securitisation positions. Accounting equity is adjusted in accordance with FSA requirements, particularly in respect of pensions and Available-for-Sale assets. Tier 1 capital, as defined by the European Community Banking Consolidation Directive as implemented in the UK by the FSA’s General Prudential Sourcebook (GENPRU), is core tier 1 capital plus tier 1 capital securities. Tier 2 capital, defined by GENPRU, comprises qualifying subordinated debt after deducting 50 per cent of the excess of expected loss over accounting provisions, and certain securitisation positions. Total capital is the sum of tier 1 and tier 2 capital after deducting investments in subsidiaries and associates that are not consolidated for regulatory purposes. In the case of Lloyds Banking Group, this means that the net assets of its life assurance and general insurance businesses and the non-financial entities that are held by our private equity (including venture capital) businesses, are excluded from its total regulatory capital.

A number of limits are imposed by the FSA on the proportion of the regulatory capital base that can be made up of subordinated debt and preferred securities; for example the amount of qualifying tier 2 capital cannot exceed that of tier 1 capital.

The minimum total capital required under pillar 1 of the Basel II framework is the Capital Resources Requirement (CRR) calculated as 8 per cent of risk weighted assets.

In order to address the requirements of pillar 2 of the Basel II framework, the FSA currently sets additional minimum requirements through the issuance of Individual Capital Guidance (ICG) for each UK bank calibrated by reference to the CRR. A key input into the FSA’s ICG setting process is each bank’s Internal Capital Adequacy Assessment Process. The Group has been given an ICG by the FSA and the Group maintains a buffer in addition to this requirement. The FSA has made it clear that ICG remains a confidential matter between each bank and the FSA.

In addition to the minimum requirements for total capital, the FSA has made statements to explain it also operates a framework of targets and expected buffers for core tier 1 and tier 1.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Group seeks to ensure that the regulatory minimum requirements are met at all times and undertakes an extensive series of stress analyses during the year to determine the adequacy of the Group’s capital resources against the FSA minimum requirements in severe economic conditions.

During 2010 the Basel Committee on Banking Supervision has substantially refined the details of the so called ‘Basel III’ reforms for an enhanced global capital accord. These include increased minimum levels of and quality standards for capital, increased risk weighting of assets, and the introduction of a minimum leverage ratio, as well as the timing and transitional arrangements for implementation. The final details are still to be clarified, particularly as the reforms are implemented within the European and UK regulations, which may include a countercyclical buffer, requiring higher levels of capital to be held at certain points of the economic cycle, and higher capital requirements for systemically important financial institutions.

The effect of the Basel III reforms is uncertain as much will depend on business performance and mitigating actions that can be completed, even before the transition period comes in to effect. However lower risk weighted assets are expected from the planned reduction in the balance sheet. Analysis suggests that with no mitigating actions the reforms will reduce the Group’s core tier 1 ratio by approximately 1.2 per cent in 2013. The additional impact in 2014 of deducting the equity investment in insurance in excess of 10 per cent, transitioning in at 20 per cent per annum from 1 January 2014, would be around 0.3 per cent were the Group to take no further action to mitigate this. The Group is confident that it is well positioned to maintain a strong capital position, meeting all regulatory requirements as currently formulated.

MITIGATION (audited)

The Group has developed procedures to ensure that compliance with both current and potential future requirements are understood and that policies are aligned to its risk appetite.

The Group is able to accumulate additional capital through profit retention, by raising equity via, for example, a rights issue or debt exchange and by raising tier 1 and tier 2 capital by issuing subordinated liabilities. The cost and availability of additional capital is dependent upon market conditions and perceptions at the time.

The Group has in issue as part of tier 2 capital resources, enhanced capital notes which will convert to core tier 1 capital in the event that the Group’s published core tier 1 ratio (as defined by the FSA in May 2009) falls below 5 per cent.

Additional measures which have been used to manage the Group’s capital position include seeking to strike an appropriate balance of capital held within its insurance and banking subsidiaries and through improving the quality of its capital through liability management exercises. Regulatory requirements are primarily controlled through the quality and volume of lending but are also affected through the modelling approaches used to determine risk weighted assets and expected losses.

MONITORING (audited)

Capital is actively managed and regulatory ratios are a key factor in the Group’s budgeting and planning processes. Capital raised takes account of expected growth and currency of risk assets. Capital policies and procedures are subject to independent oversight. Regular reporting of actual and projected ratios, including those that would occur under stressed scenarios, is made to the Senior Asset and Liability Committee, the Group Asset and Liability Committee and the Board.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAPITAL RESOURCES

As at 31 December	2010 £m	2009[1] £m

Core tier 1
Ordinary share capital and reserves	44,543	44,275
Regulatory post-retirement benefit adjustments	(1,052)	434
Available-for-sale revaluation reserve	285	783
Cash flow hedging reserve	391	305
Other items	306	231

	44,473	46,028
Less: deductions from core tier 1
Goodwill and other intangible assets	(5,224)	(5,779)
Other deductions	(214)	(445)

Core tier 1 capital (audited)	39,035	39,804
Perpetual non-cumulative preference shares
Preference share capital[2]	1,507	2,639
Innovative tier 1 capital instruments
Preferred securities[2]	4,338	4,956
Less: deductions from tier 1
Other deductions	(69)	—

Total tier 1 capital (audited)	44,811	47,399

Tier 2
Available-for-sale revaluation reserve in respect of equities	462	221
Undated subordinated debt	1,968	2,575
Eligible provisions	2,468	2,694
Dated subordinated debt	23,167	20,068
Less: restriction in amount eligible	(620)	—
Deductions from tier 2
Other deductions	(283)	(445)

Total tier 2 capital (audited)	27,162	25,113

Supervisory deductions
Unconsolidated investments – life	(10,042)	(10,015)
Unconsolidated investments – general insurance and other	(3,070)	(1,551)

Total supervisory deductions (audited)	(13,112)	(11,566)

Total capital resources (audited)	58,861	60,946

Risk-weighted assets (unaudited)	406,372	493,307
Ratios (unaudited)
Core tier 1 ratio	9.6%	8.1%
Tier 1 capital ratio	11.0%	9.6%
Total capital ratio	14.5%	12.4%

1	Restated to reflect a prior year adjustment to available-for-sale revaluation reserves (see note 1 to the consolidated financial statements).
2	Covered by grandfathering provisions issued by the FSA.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TIER 1 CAPITAL (audited)

Core tier 1 capital decreased by £769 million largely reflecting the loss for the year, which more than offset the issue of ordinary shares in exchange for certain preference shares, preferred securities and undated subordinated debt issued by the Group. This has been compounded by a deduction in respect of post-retirement benefits reflecting the impact of the curtailment gain, which is not allowed for capital purposes and a commitment to make increased deficit contributions to the HBOS final salary pension scheme following the completion of an actuarial valuation.

Tier 1 capital has decreased by 2,588 million over the year; due to the decrease in core tier 1 capital together with the redemption of the preference shares and preferred securities as part of the liability management exercises referred to above.

MOVEMENTS IN CORE TIER 1 AND TIER 1 CAPITAL DURING THE YEAR (audited)

	Core tier 1 £m	Tier 1 £m

At 31 December 2009	39,804	47,399
Loss attributable to ordinary shareholders	(2,656)	(2,656)
Issue of ordinary shares	2,237	2,237
Increase in regulatory post-retirement benefit adjustments	(1,486)	(1,486)
Redemption of preference shares and preferred securities	—	(1,869)
Decrease in goodwill, intangible assets and other deductions	786	717
Other movements	350	469

At 31 December 2010	39,035	44,811

TIER 2 CAPITAL (audited)

Tier 2 capital has increased principally as a result of new issues of tier 2 debt, net of a restriction in the amount eligible, and favourable foreign exchange rate movements partially offset by the redemption of undated subordinated debt described above, amortisation for regulatory purposes of dated subordinated debt and lower eligible provisions.

SUPERVISORY DEDUCTIONS (audited)

Supervisory deductions mainly consist of investments in subsidiary undertakings that are not within the banking group for regulatory purposes. These investments are primarily the Scottish Widows and Clerical Medical life and pensions businesses, together with the general insurance business. Supervisory deductions relating to these businesses have benefitted from repatriation of capital during the year. Also included within deductions for other unconsolidated investments at 31 December 2010 are investments in non-financial entities that are held by our private equity (including venture capital) businesses. These investments were previously risk weighted in accordance with industry wide guidance provided by the FSA. This guidance has now expired.

RISK WEIGHTED ASSETS (unaudited)

The following table sets out the Group’s risk weighted assets that primarily arise in its banking businesses.

ANALYSIS OF RISK WEIGHTED ASSETS (unaudited)

As at 31 December	2010 £m	2009 £m

Divisional analysis of risk weighted assets
Retail	109,254	128,592
Wholesale	222,716	285,951
Wealth and International	58,714	63,249
Group Operations and Central items	15,688	15,515

	406,372	493,307

Risk type analysis of risk weighted assets

Advanced IRB	—	92,076
Foundation IRB	114,490	67,621
Retail IRB	105,475	124,503
Other IRB	14,483	22,418

Advanced Approach	234,448	306,618
Standardised Approach	124,492	145,486
Credit risk	358,940	452,104
Operational risk	31,650	25,339
Market and counterparty risk	15,782	15,864

Total risk weighted assets	406,372	493,307

Risk weighted assets decreased by £86,935 million to £406,372 million. This reflects balance sheet reductions across all banking divisions, a revised assessment of Retail secured lending risk weighted assets following improvements in the economic outlook and changes introduced as a result of continuing the process of integrating the two heritage organisations’ regulatory capital approaches which have impacted particularly on Wholesale.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The FSA has issued the Group an integrated waiver direction effective from 31 December 2010. The principal changes resulting from this are to move the heritage HBOS non-retail Advanced IRB portfolios to a Foundation IRB approach. All material retail portfolios across the Group remain on Retail IRB. In anticipation of moving to The Standardised Approach (TSA) for measurement of operational risk, the Group has calculated operational risk weighted assets on the basis of TSA.

The Group has adopted Foundation IRB as the interim capital calculation approach for all non-retail exposures in Wholesale and Wealth and International. The Group has adopted the Lloyds TSB relationship model and risk appetite and many of its risk management models and methodologies and as such, believe that converging on Foundation IRB will facilitate integration work. This change has resulted in a reduction in risk weighted assets of approximately £23 billion.

FINANCIAL AND PRUDENTIAL REGULATORY REPORTING, DISCLOSURE AND TAX RISK (audited)

DEFINITION

The risk of reputational damage, loss of investor confidence and/or financial loss arising from the adoption of inappropriate accounting policies, ineffective controls over financial, prudential regulatory and tax reporting, failure to manage the associated risks of changes in taxation rates, law, ownership or corporate structure and the failure to disclose accurate information about the Group on a timely basis.

RISK APPETITE

The risk appetite is set by the Board and reviewed on an annual basis. It includes complying with disclosure requirements within prescribed timescales and avoiding the need for restatement of published financial, prudential regulatory and tax reporting or publicly disclosed information.

EXPOSURE

Exposure represents the sufficiency of the Group’s policies and procedures to maintain adequate books and records to support statutory, prudential and tax reporting, to prevent and detect financial reporting fraud and to manage the Group’s tax position.

MITIGATION

The Group maintains a system of internal controls, which is designed to be consistently applied and to enable the preparation and disclosure of financial, prudential regulatory and tax reporting in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements. The system of internal control is designed to ensure that accounting policies are consistently applied, transactions are recorded and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly recorded.

MONITORING

The Group has in place a disclosure committee whose responsibility is to review all significant disclosures made by the Group and to assist the Group Chief Executive and Group Finance Director fulfil their responsibilities under the Listing Rules and regulations emanating from the US Sarbanes Oxley Act of 2002. A programme of work designed to support an annual assessment of the effectiveness of internal controls over financial reporting, in accordance with the requirements of section 404 of the US Sarbanes Oxley Act is undertaken. The Group also has in place an assurance mechanism over its prudential regulatory reporting; additionally, monitoring activities are designed to identify and maintain tax liabilities and to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LIFE INSURANCE BUSINESSES (audited)

The business transacted by the life insurance companies within the Group comprises unit-linked business, non profit business and with-profits business. Several companies transact either unit-linked and/or non-profit business, but Scottish Widows plc (Scottish Widows) and Clerical Medical Investment Group Limited (Clerical Medical) hold the only large With Profit Funds managed by the Group.

BASIS OF DETERMINING REGULATORY CAPITAL OF THE LIFE INSURANCE BUSINESSES (audited)

AVAILABLE CAPITAL RESOURCES

Available capital resources represent the excess of assets over liabilities calculated in accordance with detailed regulatory rules issued by the FSA.

Statutory basis. Assets are generally valued on a basis consistent with that used for accounting purposes (with the exception that, in certain cases, the value attributed to assets is limited) and which follows a market value approach where possible. If the market is not active, the Group establishes a fair value by using valuation techniques. Liabilities are calculated using a projection of future cash flows after making prudent assumptions about matters such as investment return, expenses and mortality. Discount rates used to value the liabilities are set with reference to the risk adjusted yields on the underlying assets in accordance with the FSA rules. Other assumptions are based on recent actual experience, supplemented by industry information where appropriate. The assessment of liabilities does not include future bonuses for with-profits policies that are at the discretion of management, but does include a value for policyholder options likely to be exercised.

REGULATORY CAPITAL REQUIREMENTS

Each life insurance company must retain sufficient capital to meet the regulatory capital requirements mandated by the FSA; the basis of calculating the regulatory capital requirement is given below. Except for Scottish Widows and Clerical Medical, the regulatory capital requirement is a combination of amounts held in respect of actuarial reserves, sums at risk and maintenance expenses (the Long-Term Insurance Capital Requirement) and amounts required to cover various stress tests (the Resilience Capital Requirement). The regulatory capital requirement is deducted from the available capital resources to give ‘statutory excess capital’.

For Scottish Widows and Clerical Medical, no Resilience Capital Requirement is required. However, a further test is required in respect of the With Profit Funds. This involves comparing the statutory basis of assessment with a realistic basis of assessment as described below.

‘Realistic’ basis. The FSA requires each life insurance company which contains a With Profit Fund in excess of £500 million to also carry out a ‘realistic’ valuation of that fund. The Group has two such funds; one within Scottish Widows and one within Clerical Medical. The word ‘realistic’ in this context reflects the fact that assumptions are best-estimate as opposed to prudent. This realistic valuation is an assessment of the financial position of a With Profit Fund calculated under a methodology prescribed by the FSA.

The valuation of with-profits assets in a With Profit Fund on a realistic basis differs from the valuation on a statutory basis as, in respect of non-profits business written in a With Profit Fund (a relatively small amount of business in the case of Scottish Widows and Clerical Medical), it includes the present value of the anticipated future release of the prudent margins for adverse deviation. In addition, the realistic valuation uses the market value of assets without the limit affecting the statutory basis noted above.

The realistic valuation of liabilities includes an allowance for future bonuses. Options and guarantees are valued using a stochastic simulation model which values these liabilities on a basis consistent with tradable market option contracts (a ‘market-consistent’ basis). The model takes account of policyholder behaviour on a best-estimate basis and includes an adjustment to reflect future uncertainties where the exercise of options by policyholders might increase liabilities. Further details regarding the stochastic simulation model are given in the section entitled ‘Options and guarantees’ on page 110.

The ‘realistic excess capital’ is calculated as the difference between realistic assets and realistic liabilities of the With Profit Fund with a further deduction to cover various stress tests (the Risk Capital Margin). In circumstances where the ‘realistic excess capital’ position is less than the ‘statutory excess capital’, the company is required to hold additional capital to cover the shortfall. Any additional capital requirement under this test is referred to as the With Profit Insurance Capital Component.

The determination of realistic liabilities of the With Profit Funds includes the value of internal transfers expected to be made from each With Profit Fund to the Non Profit Fund held within the same life insurance entity. These internal transfers may include charges on policies where the associated costs are borne by the Non Profit Fund. The With Profit Insurance Capital Component may be reduced by the value, calculated in the stress test scenario, of these internal transfers, but only to the extent that credit has not been taken for the value of these charges in deriving actuarial reserves for the relevant Non Profit Fund.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAPITAL STATEMENT

The following table provides more detail regarding the capital resources available to meet regulatory capital requirements in the life insurance businesses. The figures quoted are based on management’s current expectations pending completion of the annual financial returns to the FSA. The figures allow for a transfer of £150 million and an anticipated transfer of £260 million from the UK non-profit funds to the UK life shareholder funds. They also allow for a transfer of £115 million from the UK non-profit funds to the Scottish Widows With Profit Fund relating to closure under the Scottish Widows’ demutualisation scheme of an account in respect of unclaimed compensation payments. Within the With Profit Fund the £115 million transfer is fully offset by an increase in liabilities. An equal liability is released from the holding company of Scottish Widows plc leading to a broadly neutral impact on the Group’s net assets.

CAPITAL RESOURCES

	Scottish Widows With Profit Fund £m	Clerical Medical With Profit Fund £m	UK Non Profit Funds £m	UK Life Shareholder Funds £m	Overseas Life Business £m	Total Life Business £m

As at 31 December 2010 (statutory basis)
Shareholders’ funds:

Held outside the long-term funds	—	—	—	1,414	721	2,135
Held within the long-term funds	—	—	8,029	—	401	8,430

Total shareholders’ funds	—	—	8,029	1,414	1,122	10,565
Adjustments onto a regulatory basis:
Unallocated surplus within insurance business	322	321	—	—	—	643
Value of in-force business	—	—	(6,172)	—	(843)	(7,015)
Other differences between IFRS and regulatory valuation of assets and liabilities	—	—	625	(919)	111	(183)
Estimated share of ‘realistic’ liabilities consistent with the FSA reporting treatment	(409)	(58)	—	—	—	(467)
Qualifying loan capital	—	—	—	1,991	—	1,991
Support arrangement assets	344	—	(344)	—	—	—

Available capital resources	257	263	2,138	2,486	390	5,534

	Scottish Widows With Profit Fund £m	Clerical Medical With Profit Fund £m	UK Non Profit Funds £m	UK Life Shareholder Funds £m	Overseas Life Business £m	Total Life Business £m

As at 31 December 2009 (statutory basis)
Shareholders’ funds:

Held outside the long-term funds	—	—	—	1,048	651	1,699
Held within the long-term funds	—	—	8,011	—	405	8,416

Total shareholders’ funds	—	—	8,011	1,048	1,056	10,115
Adjustments onto a regulatory basis:
Unallocated surplus within insurance business	310	772	—	—	—	1,082
Value of in-force business	—	—	(5,513)	—	(793)	(6,306)
Other differences between IFRS and regulatory valuation of assets and liabilities	—	—	253	(154)	108	207
Estimated share of ‘realistic’ liabilities consistent with the FSA reporting treatment	(407)	(40)	—	—	—	(447)
Qualifying loan capital	—	—	—	1,165	—	1,165
Support arrangement assets	354	—	(354)	—	—	—

Available capital resources	257	732	2,397	2,059	371	5,816

Available capital resources for With-Profit Funds are presented in the table on a ‘realistic’ basis as this is more onerous than on a regulatory basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORMAL INTRA-GROUP CAPITAL ARRANGEMENTS

Scottish Widows has a formal arrangement with one of its subsidiary undertakings, Scottish Widows Unit Funds Limited, whereby the subsidiary company can draw down capital from Scottish Widows to finance new business which is reinsured from the parent to its subsidiary. Scottish Widows has also provided subordinated loans to its fellow group undertaking Scottish Widows Bank plc. No such arrangement exists for Clerical Medical.

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

Requirement to maintain a Support Account: The Scheme requires the maintenance of a ‘Support Account’ within the Non-Participating Fund. The quantum of the Support Account is calculated with reference to the value of assets backing current with-profits policies which also existed at the date of demutualisation and must be maintained until the value of these assets reaches a minimum level. Assets can only be transferred from the Non-Participating Fund if the value of the remaining assets in the fund exceeds the value of the Support Account. Scottish Widows has obtained from the FSA permission to include the value of the Support Account (or, if greater, the excess of realistic liabilities for business written before demutualisation over the relevant assets) in assessing the realistic value of assets available to the With Profit Fund. At 31 December 2010, the estimated value of surplus admissible assets in the Non-Participating Fund was £1,693 million (31 December 2009: £1,627 million) and the estimated value of the Support Account was £197 million (31 December 2009: £222 million).

Further Support Account: The Further Support Account is an extra tier of capital support for the with-profits policies in existence at the date of demutualisation. The Scheme requires that assets can only be transferred from the Non-Participating Fund if the economic value of the remaining assets in the fund exceeds the aggregate of the Support Account and Further Support Account. Unlike the Support Account test, the economic value used for this test includes both admissible assets and the present value of future profits of business written in the Non-Participating Fund or by any subsidiaries of that fund. The balance of the Further Support Account is expected to reduce to nil by the year 2030. At 31 December 2010, the estimated net economic value of the Non-Participating Fund and its subsidiaries for the purposes of this test was £4,322 million (31 December 2009: £3,823 million) and the estimated combined value of the Support Account and Further Support Account was £2,446 million (31 December 2009: £2,495 million).

Other restrictions in the Non-Participating Fund: In addition to the policies which existed at the date of demutualisation, the With Profit Fund includes policies which have been written since that date. As a result of statements made to policyholders that investment policy will usually be the same for both types of business, there is an implicit requirement to hold additional regulatory assets in respect of the business written after demutualisation. The estimated amount required to provide such support at 31 December 2010 is £147 million (31 December 2009: £132 million). Scottish Widows has obtained from the FSA permission to include the value of this support in assessing the realistic value of assets available to the With Profit Fund. There is a further test requiring that no amounts can be transferred from the Non-Participating Fund of Scottish Widows unless there are sufficient assets within the Long Term Fund to meet both policyholders’ reasonable expectations in light of liabilities in force at a year end and the new business expected to be written over the following year.

CLERICAL MEDICAL

The surplus held in the Clerical Medical With Profit Fund can only be applied to meet the requirements of the fund itself or distributed according to the prescribed rules of the fund. Shareholders are entitled to an amount not exceeding one ninth of the amount distributed to policyholders in the form of bonuses on traditional with-profits business. The use of capital within the fund is also subject to the terms of the scheme of demutualisation effected in 1996 and the conditions contained in the Principles and Practices of Financial Management of the fund. Capital within the Clerical Medical Non Profit Fund is available to meet the With Profit Fund requirements.

OTHER LIFE INSURANCE BUSINESSES

Except as described above capital held in UK Non Profit Funds is potentially transferable to other parts of the Group, subject to meeting the regulatory requirements of these businesses. There are no prior arrangements in place to allow capital to move freely between life insurance entities or other parts of the Group.

Overseas life business includes several life companies outside the UK, including Germany and Ireland. In all cases the available capital resources are subject to local regulatory requirements, and transfer to other parts of the Group is subject to additional complexity surrounding the transfer of capital from one country to another.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MOVEMENTS IN REGULATORY CAPITAL (audited)

The movements in the Group’s available capital resources in the life business can be analysed as follows:

MOVEMENTS IN AVAILABLE CAPITAL RESOURCES

	Scottish Widows With Profit Fund £m	Clerical Medical With Profit Fund £m	UK Non Profit Funds £m	UK Life Shareholder Funds £m	Overseas Life Business £m	Total Life Business £m

As at 31 December 2009	257	732	2,397	2,059	371	5,816
Changes in estimations and in demographic assumptions used to measure life assurance liabilities	(2)	2	(40)	11	64	35
Dividends and capital transactions	—	—	(534)	377	(44)	(201)
Change in support arrangements	(10)	—	10	—	—	—
New business and other factors	12	(471)	305	39	(1)	(116)

As at 31 December 2010	257	263	2,138	2,486	390	5,534

WITH PROFITS FUNDS

Available capital in the Scottish Widows With Profit Fund at 31 December 2010 is unchanged from 31 December 2009 at an estimated £257 million.

Available capital in the Clerical Medical With Profit Fund has decreased from £732 million at 31 December 2009 to an estimated £263 million at 31 December 2010. The fund commenced a distribution of the excess estate from 1 February 2010 by enhancing the level of future expected benefit payments

UK NON PROFIT FUNDS

Available capital in the UK Non Profit Funds has decreased from £2,397 million at 31 December 2009 to an estimated £2,138 million at 31 December 2010. Increases in available capital from new business were offset by changes in assumptions and proposed transfers to the UK Life Shareholder Funds. A transfer to the Scottish Widows With Profit Fund also resulted in a decrease of £115 million in available capital.

UK LIFE SHAREHOLDER FUNDS

Available capital in the UK Life Shareholder Funds has increased from £2,059 million at 31 December 2009 to an estimated £2,486 million at 31 December 2010. The receipt of £410 million proposed transfers from the UK Non Profit Fund and the £176 million impact of a capital restructuring exercise in the Scottish Widows Group to help mitigate the potential impacts of Basel III have been partially offset by the payment of coupons on subordinated debt and a dividend of £210 million from Scottish Widows plc to its parent company.

OVERSEAS LIFE BUSINESS

Available capital has increased over 2010 due to profits emerging on the in force business partially offset by new business strain.

Analysis of policyholder liabilities reported in the balance sheet in respect of the group’s life insurance business is as follows. With Profit Fund liabilities are valued in accordance with FRS 27.

ANALYSIS OF POLICYHOLDER LIABILITIES

	Scottish Widows With Profit Fund £m	Clerical Medical With Profit Fund £m	UK Non Profit Funds £m	Overseas Life Business £m	Total Life Business £m

As at 31 December 2010

With Profit Fund liabilities	13,845	10,394	5	—	24,244
Unit-linked business (excluding that accounted for as non-participating investment contracts)	—	—	38,641	8,011	46,652
Other life insurance business	—	—	8,527	90	8,617

Insurance and participating investment contract liabilities	13,845	10,394	47,173	8,101	79,513
Non-participating investment contract liabilities	—	—	47,058	4,304	51,362

Total policyholder liabilities	13,845	10,394	94,231	12,405	130,875

	Scottish Widows With Profit Fund £m	Clerical Medical With Profit Fund £m	UK Non Profit Funds £m	Overseas Life Business £m	Total Life business £m

As at 31 December 2009

With Profit Fund liabilities	13,347	10,225	5	—	23,577
Unit-linked business (excluding that accounted for as non-participating investment contracts)	—	—	32,816	6,864	39,680
Other life insurance business	—	—	11,449	183	11,632

Insurance and participating investment contract liabilities	13,347	10,225	44,270	7,047	74,889
Non-participating investment contract liabilities	—	—	45,328	1,020	46,348

Total policyholder liabilities	13,347	10,225	89,598	8,067	121,237

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAPITAL SENSITIVITIES (audited)

SHAREHOLDERS’ FUNDS

Shareholders’ funds outside the long-term business fund, other than those used to match regulatory requirements, are mainly invested in assets that are less sensitive to market conditions.

WITH PROFIT FUNDS

The with-profit realistic liabilities and the available capital for the With-Profit Funds are sensitive to both market conditions and changes to a number of non-economic assumptions that affect the valuation of the liabilities of the fund. The available capital resources (and capital requirements) are sensitive to the level of the stock market, with the position worsening at low stock market levels as a result of the guarantees to policyholders increasing in value. However, the exposure to guaranteed annuity options increases under rising stock market levels. An increase in the level of equity volatility implied by the market cost of equity put options also increases the market consistent value of the options given to policyholders and worsens the capital position. Various hedging strategies are used to manage these exposures.

The most critical non-economic assumptions are the level of take-up of options inherent in the contracts (higher take-up rates are more onerous), mortality rates (lower mortality rates are generally more onerous) and lapses prior to dates at which a guarantee would apply (lower lapse rates are generally more onerous where guarantees are in the money). The sensitivity of the capital position and capital requirements of the With Profit Funds is partly mitigated by the actions that can be taken by management.

OTHER LONG-TERM FUNDS

Outside the With Profit Funds, assets backing actuarial reserves in respect of policyholder liabilities are invested so that the values of the assets and liabilities are broadly matched. The most critical non-economic assumptions are mortality rates in respect of annuity business written (lower mortality rates are more onerous). Reinsurance arrangements are in place to reduce the Group’s exposure to deteriorating mortality rates in respect of life insurance contracts. In addition, poor cost control would gradually reduce the available capital and lead to an increase in the valuation of the liabilities (through an increased allowance for future costs).

Assets held in excess of those backing reserves are invested predominantly in cash and cash like instruments. The investment strategy is determined in line with the policy of Lloyds Banking Group to minimise both the profit volatility and the working capital (defined as available capital less minimum required capital) required to ensure all capital requirements continue to be met under a range of stress tests.

OPTIONS AND GUARANTEES (audited)

The Group has sold insurance products that contain options and guarantees, both within the With Profit Funds and in other funds.

OPTIONS AND GUARANTEES WITHIN THE WITH PROFIT FUNDS

The most significant options and guarantees provided from within the With Profit Funds are in respect of guaranteed minimum cash benefits on death, maturity, retirement or certain policy anniversaries, and guaranteed annuity options on retirement for certain pension policies.

For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up within the With Profit Fund of Scottish Widows called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2010 of £1.8 billion (2009: £1.6 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

As noted above, under the realistic capital regime of the FSA, the liabilities of both the Clerical Medical and Scottish Widows With Profit Funds are valued using a market-consistent stochastic simulation model. This model is used in order to place a value on the options and guarantees which captures both their intrinsic value and their time value.

The most significant economic assumptions included in the model are:

–	Risk-free yield. The risk-free yield is defined as spot yields derived from the UK gilt yield curve.

–

Investment volatility. The calibration of the stochastic simulation model uses implied volatilities of derivatives where possible, or historical observed volatility where it is not possible to observe meaningful prices. For example, as at 31 December 2010, the 10 year equity-implied at-the-money assumption was set at 26.1 per cent (31 December 2009: 26.6 per cent). The assumption for property volatility was 15 per cent (31 December 2009: 15 per cent). The volatility of interest rates has been calibrated to the implied volatility of swaptions which was broadly 15 per cent (31 December 2009: 15 per cent).

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

OPTIONS AND GUARANTEES OUTSIDE THE WITH PROFIT FUNDS

A number of typical guarantees are provided outside the With Profit Funds such as guaranteed payments on death (e.g. Term assurance) or guaranteed income for life (e.g. annuities). In addition, certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £57 million (31 December 2009: £64 million) in respect of those guarantees. If future salary growth were 0.5 per cent per annum greater than assumed, the liability would increase by some £3 million. If yields were 0.5 per cent lower than assumed, the liability would increase by some £10 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INVESTMENT PORTFOLIO, MATURITIES, DEPOSITS, SHORT-TERM BORROWINGS

Trading securities and other financial assets at fair value through profit or loss; available-for-sale financial assets; held-to-maturity investments; and debt securities classified as loans and receivables

The following table sets out the book values and valuations of the Group’s debt securities, treasury and other bills and equity shares at 31 December for each of the three years indicated.

	2010 Book value £m	2010 Valuation £m	2009 Book value £m	2009 Valuation £m	2008 Book value £m	2008 Valuation £m

Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	977	977	482	482	258	258
Other government securities	22,863	22,863	19,479	19,479	7,106	7,106
Other public sector securities	919	919	706	706	18	18
Bank and building society certificates of deposit	4,298	4,298	2,034	2,034	433	433
Mortgage-backed securities	422	422	520	520	369	369
Other asset-backed securities	2,612	2,612	2,890	2,890	1,342	1,342
Corporate and other debt securities	21,109	21,109	20,668	20,668	11,656	11,656
Treasury bills and other bills	227	227	—	—	—	—
Equity shares	90,219	90,219	84,150	84,150	23,274	23,274

	143,646	143,646	130,929	130,929	44,456	44,456

Available-for-sale financial assets
US treasury and US government agencies	5,518	5,518	2,898	2,898	358	358
Other government securities	7,034	7,034	5,771	5,771	510	510
Other public sector securities	29	29	31	31	12	12
Bank and building society certificates of deposit	407	407	1,014	1,014	9,602	9,602
Mortgage-backed securities	4,293	4,293	4,781	4,781	5,700	5,700
Other asset-backed securities	5,219	5,219	7,640	7,640	8,092	8,092
Corporate and other debt securities	12,132	12,132	19,904	19,904	2,183	2,183
Equity shares	2,255	2,255	2,031	2,031	41	41
Treasury bills and other bills	6,068	6,068	2,532	2,532	29,209	29,209

	42,955	42,955	46,602	46,602	55,707	55,707

Held-to-maturity investments
US treasury and US government agencies	1,579	1,489	—	—	—	—
Other government securities	6,326	6,227	—	—	—	—

	7,905	7,716	—	—	—	—

Debt securities classified as loans and receivables
Mortgage-backed securities	11,650	12,293	13,322	12,799	478	402
Other asset-backed securities	12,827	13,092	17,137	15,998	540	192
Corporate and other debt securities	1,816	1,552	2,623	3,110	3,531	3,337

	26,293	26,937	33,082	31,907	4,549	3,931
Allowance for impairment losses	(558)	—	(430)	—	(133)	—

	25,735	26,937	32,652	31,907	4,416	3,931

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2010 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years

	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	297	1.0	284	3.7	136	2.6	260	5.0
Other government securities	4,473	4.4	1,984	3.2	4,025	2.8	12,381	3.8
Other public sector securities	83	5.5	367	4.0	94	3.3	375	4.4
Bank and building society certificates of deposit	4,275	0.2	3	4.2	18	2.1	2	6.4
Mortgage-backed securities	—	—	—	—	28	5.2	394	5.2
Other asset-backed securities	138	3.1	109	6.9	230	3.7	2,135	3.5
Corporate and other debt securities	4,744	3.9	3,001	3.5	3,871	5.1	9,493	5.1
Treasury bills and other bills	227	0.7	—	—	—	—	—	—

	14,237		5,748		8,402		25,040

Available-for-sale financial assets
US treasury and US government agencies	56	—	1,181	2.6	2,781	3.7	1,500	5.2
Other government securities	95	—	87	4.3	4,247	3.8	2,605	3.8
Other public sector securities	29	8.3	—	—	—	—	—	—
Bank and building society certificates of deposit	375	0.6	32	0.1	—	—	—	—
Mortgage-backed securities	404	1.3	1,861	2.1	795	1.2	1,233	1.0
Other asset-backed securities	618	0.8	3,996	0.7	381	1.0	224	2.5
Corporate and other debt securities	4,139	1.9	5,603	2.2	2,035	3.8	355	4.1
Treasury bills	6,067	0.1	1	0.3	—	—	—	—

	11,783		12,761		10,239		5,917

Held-to-maturity investments
US treasury and US government agencies	19	—	—	—	874	3.0	686	4.8
Other government securities	91	—	—	—	5,163	3.8	1,072	3.9

	110		—		6,037		1,758

Debt securities classified as loans and receivables
Mortgage-backed securities	90	0.1	627	1.6	1,622	1.4	9,311	0.9
Other asset-backed securities	98	0.1	1,825	0.7	3,854	0.8	7,050	0.8
Corporate and other debt securities	648	1.3	489	1.5	132	5.4	547	0.1

	836		2,941		5,608		16,908

The Group’s investment holdings at 31 December 2010 include £31,881 million due from the UK government and its agencies and £11,293 million due from the US government and its agencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS AS AT 31 DECEMBER 2010

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis as at 31 December 2010.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five years £m	Total £m

Domestic
Loans and advances to banks	26,228	1,459	857	28,544
Loans and advances to customers:
– Mortgages	4,858	25,747	303,926	334,531
– Other personal lending	20,945	11,573	2,092	34,610
– Property companies	17,875	21,608	19,680	59,163
– Financial, business and other services	20,447	17,406	12,078	49,931
– Transport, distribution and hotels	8,918	10,371	6,867	26,156
– Manufacturing	3,933	4,336	1,330	9,599
– Other	8,476	10,224	10,187	28,887

Total domestic	111,680	102,724	357,017	571,421
Foreign	24,043	15,728	30,070	69,841

Total loans	135,723	118,452	387,087	641,262

Of which:
– Fixed interest rate	30,216	29,568	106,342	166,126
– Variable interest rate	105,507	88,884	280,745	475,136

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

DEPOSITS

The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2010 Average balance £m	2010 Average rate %	2009 Average balance £m	2009 Average rate %	2008 Average balance £m	2008 Average rate %

Non-interest bearing demand deposits	12,503	—	6,902	—	3,793	—
Interest-bearing demand deposits	74,526	0.53	89,603	0.43	47,985	1.28
Savings deposits	241,145	1.67	234,273	1.19	84,756	3.60
Time deposits	39,999	2.39	33,447	3.66	18,272	6.94

Total average deposits	368,173	1.46	364,225	1.21	154,806	3.19

The analysis of the Group’s average customer deposits for 2010 and 2009 between domestic and foreign offices is as follows:

	Domestic		Foreign		Total

2010	Average balance £m	Average rate %	Average balance £m	Average rate %	Average balance £m	Average rate %

Non-interest bearing demand deposits	11,563	—	940	—	12,503	—
Interest-bearing demand deposits	73,536	0.54	990	0.10	74,526	0.53
Savings deposits	237,629	1.67	3,516	1.71	241,145	1.67
Time deposits	34,762	2.14	5,237	4.05	39,999	2.39

Total deposits	357,490	1.43	10,683	2.56	368,173	1.46

	Domestic		Foreign		Total

2009	Average balance £m	Average rate %	Average balance £m	Average rate %	Average balance £m	Average rate %

Non-interest bearing demand deposits	6,253	—	649	—	6,902	—
Interest-bearing demand deposits	88,567	0.44	1,036	0.19	89,603	0.43
Savings deposits	229,234	1.19	5,039	1.33	234,273	1.19
Time deposits	31,908	3.56	1,539	5.59	33,447	3.66

Total deposits	355,962	1.20	8,263	1.88	364,225	1.21

CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS

The following table gives details of the Group’s certificates of deposit issued and other time deposits as at 31 December 2010 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m

Domestic
Certificates of deposit	16,031	209	9,219	71	25,530
Time deposits	30,608	6,027	7,654	10,066	54,355

	46,639	6,236	16,873	10,137	79,885
Foreign
Certificates of deposit and other time deposits	14,578	4,978	2,336	1,094	22,986

Total	61,217	11,214	19,209	11,231	102,871

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

The following tables give details of these significant short-term borrowings of the Group for each of the past three years.

	2010 £m	2009 £m	2008 £m

Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	35,162	63,112	24,980
Average balance for the year	63,188	84,684	5,749
Maximum balance during the year	71,343	110,505	24,980
Average interest rate during the year	1.2%	2.0%	4.4%
Interest rate at the year end	0.6%	0.5%	3.7%

Certificates of deposit issued
Balance at the year end	42,276	50,858	33,207
Average balance for the year	45,774	68,318	23,082
Maximum balance during the year	77,734	111,761	33,207
Average interest rate during the year	1.0%	1.9%	4.1%
Interest rate at the year end	0.9%	0.8%	2.2%

Commercial paper
Balance at the year end	32,723	34,900	20,644
Average balance for the year	34,769	36,137	21,520
Maximum balance during the year	43,839	49,451	28,957
Average interest rate during the year	0.6%	0.8%	3.5%
Interest rate at the year end	0.5%	0.8%	0.8%

Securitisation notes
Balance at the year end	40,742	37,557	10,050
Average balance for the year	42,387	43,869	10,182
Maximum balance during the year	40,742	49,766	12,707
Average interest rate during the year	1.1%	1.7%	4.1%
Interest rate at the year end	1.5%	1.4%	2.8%

Covered bonds
Balance at the year end	32,150	27,311	—
Average balance for the year	27,526	27,601	—
Maximum balance during the year	32,150	29,408	—
Average interest rate during the year	5.5%	4.4%	—
Interest rate at the year end	3.8%	4.2%	—

MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The Group is led by the board comprising executive and non-executive directors with wide experience. The appointment of directors is considered by the nomination and governance committee and approved by the board and, following the provisions in the articles of association, they must stand for election by the shareholders at the first annual general meeting following their appointment and must retire, and may stand for re-election by the shareholders, at least every three years. Independent non-executive directors are appointed for three-year renewable terms, which may, in accordance with the articles of association, be terminated without notice or payment of compensation. However, in the interests of good corporate governance and in accordance with the provisions of the UK Corporate Governance Code, effective from 2012, the board has decided that all of the directors will retire voluntarily and submit themselves for re-election at each annual general meeting, from 2011 onwards.

The board meets regularly. In 2010 the board had 17 meetings, nine of which were scheduled at the start of the year. The much larger number of meetings than anticipated reflected the challenging environment, and the need to keep the board informed of developments in a timely manner. It has a programme designed to enable the directors regularly to review corporate strategy and the operations and results of the businesses and discharge their duties within a framework of prudent and effective controls relating to the assessing and managing of risk.

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

As in 2009, the 2010 evaluation of the performance of the board, its committees and individual directors was facilitated externally. The review was conducted between October 2010 and February 2011 by Dr Tracy Long of Boardroom Review. Further details are provided in Corporate governance – the Board and its committees – Board evaluation.

The chairman has a private discussion at least once a year with each director on a wide range of issues affecting the Group, including any matters which the directors, individually, wish to raise.

There is an induction programme for all new directors, which is tailored to their specific requirements and includes visits to individual businesses and meetings with senior management. Major shareholders are also offered the opportunity to meet new non-executive directors. Additional regular refresher training and information sessions to address current business or emerging issues are arranged by the board.

The directors and senior management of Lloyds Banking Group plc are:

SIR WINFRIED BISCHOFF♦♦†+

Chairman

Joined the board and was appointed chairman on 15 September 2009. Previously chairman of Citigroup Inc. from December 2007 to February 2009. He joined J Henry Schroder & Co in January 1966 and became managing director of Schroders Asia in 1971, group chief executive of Schroders Plc in 1984 and chairman in 1995. Following the acquisition of Schroders’ investment banking business by Citigroup in 2000 became chairman of Citigroup Europe before being appointed acting chief executive officer of Citigroup in 2007 and subsequently as chairman in the same year. A non-executive director of Eli Lilly and Company, and The McGraw Hill Companies Inc. in the United States. A member of the Akbank International Advisory Board, Chairman of the Advisory Council of TheCityUK, and a member of the National Advisory Board of the UK Career Academy Foundation. Aged 70.

LORD LEITCH*♦†

Deputy Chairman and Independent Director

Joined the board in 2005 and was appointed deputy chairman in May 2009. Appointed chairman of Scottish Widows in 2007. Held a number of senior and general management appointments in Allied Dunbar, Eagle Star and Threadneedle Asset Management before the merger of Zurich Group and British American Tobacco’s financial services businesses in 1998. Subsequently served as chairman and chief executive officer of Zurich Financial Services United Kingdom, Ireland, Southern Africa and Asia Pacific, until his retirement in 2004. Chairman of the Government’s Review of Skills (published in December 2006) and deputy chairman of the Commonwealth Education Fund. Chairman of BUPA, Intrinsic Financial Services, and Chairman of Medical Aid Films. Chancellor of Carnegie College and a non-executive director of Paternoster. Former chairman of the National Employment Panel. Aged 63.

ANITA M FREW*+

Independent Director

Joined the board on 1 December 2010. Chairman of Victrex, the FTSE 250 global manufacturer of high performance polymers, having previously been the Senior Independent Director. Since 2000, she has held a portfolio of Non-Executive Directorships, currently holding positions as Senior Non-Executive Director of Aberdeen Asset Management and as Non-Executive Director of IMI. Prior to this she was Executive Director of Abbott Mead Vickers, Director of Corporate Development at WPP Group, and has held various investment and marketing roles at Scottish Provident and the Royal Bank of Scotland. Aged 53.

MANAGEMENT AND EMPLOYEES

SIR JULIAN HORN-SMITH♦†+

Independent Director

Joined the board in 2005. Held a number of senior and general management appointments in Vodafone from 1984 to 2006 including a directorship of that company from 1996, group chief operating officer from 2001 and deputy chief executive officer from 2005. Previously held positions in Philips from 1978 to 1982 and Mars GB from 1982 to 1984. A non-executive director of De La Rue, Digicel Group and Emobile (Japan), a director of Sky Malta, a member of the Altimo International advisory board and a senior advisor to UBS and CVC Capital Partners in relation to the global telecommunications sector. Deputy Chairman of Vallar plc. Pro vice-chancellor of University of Bath. A former chairman of The Sage Group. Aged 62.

GLEN R MORENO♦†++

Senior Independent Director

Joined the board on 1 March 2010. Chairman of Pearson, the media group, since October 2005. A non-executive director of Fidelity International, one of the world’s largest fund management companies, and chairman of its audit committee. Deputy chairman of the Financial Reporting Council. From 1987 to 1991 he was chief executive of Fidelity International. Until mid 2009, he was a non-executive director and senior independent director of Man Group, the FTSE 100 financial services group, and acting chairman of UKFI. Former group executive at Citigroup; from 1969 to 1987 he held a number of senior positions at the bank in Europe and Asia. Aged 67.

DAVID L ROBERTS*†+

Independent Director

Joined the board on 1 March 2010. Executive director, member of the group executive committee and chief executive, International Retail and Commercial Banking at Barclays until December 2006. Joined Barclays in 1983 and held various senior management positions, including chief executive, Personal Financial Services and chief executive, Business Banking. Was also a non-executive director of BAA until June 2006 and a non-executive director of Absa Group Limited, one of South Africa’s largest financial services groups, until October 2006. From 2007 to 2009 he was also the chairman and chief executive of BAWAG P.S.K. AG, the second largest retail bank in Austria. Non-executive chairman of The Mind Gym and a non-executive director of Campion Willcocks. Aged 48.

T TIMOTHY RYAN, JR*†+

Independent Director

Joined the board in March 2009. President and chief executive of the Securities Industry and Financial Markets Association. Held a number of senior appointments in JP Morgan Chase from 1993 to 2008 including vice chairman, financial institutions and governments, from 2005. A director of the US-Japan Foundation, Great-West Life Annuity Insurance Co., Power Corporation of Canada and Power Financial Corporation and Putnam Investments and a member of the Global Markets Advisory Committee for the National Intelligence Council. A former director in the Office of Thrift Supervision, US Department of the Treasury and Koram Bank and the International Foundation of Election Systems. Aged 65.

MARTIN A SCICLUNA♦**+

Independent Director

Joined the board in September 2008. Chairman of Deloitte UK from 1995 to 2007 and a member of the board from 1991 to 2007. Joined the firm in 1973 and was a partner from 1982 until he retired in 2008. A member of the board of directors of Deloitte Touche Tohmatsu from 1999 to 2007. Chairman of Great Portland Estates. A member of the council of Leeds University and a governor of Berkhamsted School. Aged 60.

ANTHONY WATSON CBE♦*††

Independent Director

Joined the board in April 2009. Previously chief executive of Hermes Pensions Management. Held a number of senior appointments in AMP Asset Management from 1991 to 1998. A non-executive director of Hammerson, Vodafone and Witan Investment Trust, a member of the Norges Bank Investment Management advisory board and chairman of Marks and Spencer Pension Trust and Lincoln’s Inn investment committee. A former chairman of MEPC, the Asian Infrastructure Fund and of the Strategic Investment Board (Northern Ireland) and a former member of the Financial Reporting Council. Aged 66.

ANTÓNIO HORTA-OSÓRIO

Group Chief Executive

Joined the board on 17 January 2011 and became Group Chief Executive on 1 March 2011. A member of the Board and Council of the British Bankers’ Association, the Advisory Council of TheCityUK and the Chartered Banker Professional Standards Board. Started career at Citibank Portugal where he was head of capital markets. At the same time, was an assistant professor at Universidade Catolica Portuguesa. Then worked for Goldman Sachs in New York and London. In 1993, joined Grupo Santander as Chief Executive of Banco Santander de Negocios Portugal and then became Chief Executive Officer of Banco Santander Brazil. In 2000, became Chief Executive Officer of Santander Totta, and Chairman from 2006 until 2011, as well as Executive Vice President of Grupo Santander and a member of its Management Committee. He joined Santander UK, as a Non-Executive Director in November 2004 and from August 2006 until November 2010, was its Chief Executive. Former Non-Executive Director of the Court of the Bank of England. Aged 47.

ARCHIE G KANE

Group Executive Director Insurance (Board Representative for Scotland)

Joined the Group in 1986 and held a number of senior and general management appointments before being appointed to the board in 2000, as group executive director, IT and operations. Has announced his intention to retire and will not be seeking re-election at the 2011 AGM. Appointed group executive director, insurance and investments in October 2003. After some 10 years in the accountancy profession, joined General Telephone & Electronics Corporation in 1980, serving as finance director in the UK from 1983 to 1985. Association of British Insurers (ABI) Board member (and former ABI Chairman 2007-10). Member of Advisory Council of TheCityUK and Scottish Government’s Financial Services Advisory Board. Aged 58.

MANAGEMENT AND EMPLOYEES

G TRUETT TATE

Group Executive Director Wholesale

Joined the Group in 2003 as managing director, corporate banking before being appointed to the board in 2004. Served with Citigroup from 1972 to 1999, where he held a number of senior and general management appointments in the USA, South America, Asia and Europe. He was president and chief executive officer of eCharge Corporation from 1999 to 2001 and co-founder and vice chairman of the board of Chase Cost Management Inc from 1996 to 2003. A non-executive director of BritishAmerican Business Inc. and AFME. Chairman of Arora Holdings and a director of Business in the Community and a director and trustee of In Kind Direct. Aged 60.

TIM J W TOOKEY

Group Finance Director

Joined the Group in 2006 as deputy group finance director, before being appointed acting group finance director in April 2008. Appointed to the board in October 2008 as group finance director. Previously finance director for the UK and Europe at Prudential from 2002 to 2006 and group finance director of Heath Lambert Group from 1996 to 2002. Prior to that, he spent 11 years at KPMG. A non-executive director of the British Bankers Association and chairman of its audit committee and remuneration committee. Fellow of the Institute of Chartered Accountants in England and Wales. Aged 48.

HELEN A WEIR CBE

Group Executive Director Retail

Joined the board in 2004 as group finance director. Has announced her intention to leave the Group and will not be seeking re-election at the 2011 AGM. Appointed as group executive director, UK retail banking in April 2008. Group finance director of Kingfisher from 2000 to 2004. Previously finance director of B&Q, having joined that company in 1995 from McKinsey & Co where she was a senior manager. Began her career at Unilever. Member of the Financial Services Practitioner Panel and the Said Business School Advisory Council. Chair of the British Bankers’ Association Retail Committee and a member and trustee of IFS School of Finance. A former member of the Accounting Standards Board. Fellow of the Chartered Institute of Management Accountants. Aged 48.

*Member of the audit committee **Chairman of the audit committee ♦ Member of the nomination & governance committee ♦♦ Chairman of the nomination & governance committee †Member of the remuneration committee ††Chairman of the remuneration committee +Member of the risk committee ++ Chairman of the risk committee

EMPLOYEES

As at 31 December 2010, the Group employed 104,230 people (on a full-time equivalent basis), compared with 107,144 at 31 December 2009. At 31 December 2010 100,593 employees were located in the UK, 1,830 in continental Europe, 530 in the Americas, and 1,277 in the rest of the world. At the same date, 52,930 people were employed in Retail, 16,657 in Wholesale, 7,798 in Wealth and International, 8,884 in Insurance, 15,575 in Group Operations, and 2,386 in other functions.

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

Lloyds Banking Group is committed to providing employees with comprehensive coverage of the economic and financial issues affecting the Group. We have established a full suite of communication channels, including an extensive face-to-face briefing programme which allows us to update our employees on our performance and any financial issues throughout the year.

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

COMPENSATION

This is a report made by the board of Lloyds Banking Group plc, on the recommendation of the remuneration committee. It covers the current and proposed components of the remuneration policy and details the remuneration for each serving director during 2010.

GOVERNANCE AND RISK MANAGEMENT

An essential component of our approach to remuneration is the governance process that underpins it. This ensures that the Group’s policy is robustly applied and risk is managed appropriately.

The overarching purpose of the Remuneration Committee is to consider, agree and recommend to the board an overall remuneration policy and philosophy for the Group that is aligned to its long-term business strategy, business objectives, risk appetite and values and recognises the interests of relevant stakeholders. The Group has a conservative business model characterised by a risk culture founded on prudence and accountability. The remuneration policy and philosophy covers the whole Group, but the Committee pays particular attention to the top management population, including the highest paid employees in each division, those colleagues who perform significant influence functions for the Group and those who could have a material impact on the Group’s risk profile. The Committee’s role is to ensure that these colleagues are provided with appropriate incentives and reward to encourage them to enhance the performance of the Group and that they are recognised for their individual contribution to the success of the organisation, whilst ensuring that there is no reward for excessive risk taking.

The Committee determines the pensions policy for the Group and advises on other major changes to employee benefits schemes. It also agrees the policy for authorising claims for expenses from the Group Chief Executive and the Chairman. It has delegated power for settling remuneration for the Chairman, the Group Executive Directors, the Company Secretary and any group employee whose salary and bonus exceeds a specified amount, currently £750,000. To ensure compliance with the FSA Code of Practice, the Committee approves remuneration for remuneration Code Staff and that of senior risk and compliance officers.

The Committee monitors the application of the authority delegated to the Group Executive Committee and the divisional Remuneration Committees to ensure that policies and principles are being fairly and consistently applied. The Committee liaises closely with the Risk Committee and the risk function in relation to risk-adjusted performance measures, including consideration of both current and future risk. Together the management of remuneration and risk form an integral part of the Board’s determination of Group corporate strategy.

All the independent Non-Executive Directors are invited to attend meetings and have the opportunity to comment on proposals and have their views taken into account before the Committee’s decisions are implemented.

The Committee’s terms of reference are available from the Company Secretary and are displayed on the Group’s website, www.lloydsbankinggroup.com. These terms were updated in January 2011 to ensure continued compliance with the FSA Code.

The members of the Committee during 2010 were as follows:

–	Dr Wolfgang Berndt (chairman to 6 May 2010)

–	Anthony Watson (chairman from 6 May 2010)

–	Sir Winfried Bischoff

–	Sir Julian Horn-Smith

–	Lord Leitch

–	Glen Moreno (from 1 March 2010 to 17 June 2010)

–	David Roberts (from 1 March 2010)

–	Tim Ryan (from 1 March 2010)

During 2010, the Committee met 15 times and considered the following principal matters:

–

Review of remuneration arrangements for senior executives. Upon the appointment of the new Group Chief Executive we have deferred the implementation of this work until the completion of the strategy review and will consult shareholders during 2011

–	Determination of the appropriate remuneration packages for the new Group Chief Executive and a number of other senior new hires

–	Determination of bonus pools based on Group performance and risk adjustments

–	Performance conditions for the Long Term Incentive Plan

–	Bonus and salary awards for Executive Directors and key senior managers

–	Approval of remuneration and terms of service that fall within the Committee’s terms of reference, including new executive appointments

–	Feedback from the Remuneration Committee Chairman on his meetings with the FSA and shareholders

We thank all committee members for their commitment during the last year and attendance at meetings.

The Committee appoints independent consultants to provide advice on specific matters according to their particular expertise. During the year, the Committee conducted a review of their independent advisors and appointed Deloitte LLP to advise the Committee. Deloitte has voluntarily signed up to the Remuneration Consultants’ Code of Conduct and are judged by the Committee to be independent. Kepler Associates were also retained by the Committee during 2010 to advise on various matters relating to executive remuneration.

During 2010, Alithos Limited continued to provide information on behalf of the Committee for the testing of TSR performance conditions for the Group’s long-term incentive plans (calculated by reference to both dividends and growth in share price).

Eric Daniels, Angie Risley (Group HR Director), Liz Jackson (HR Director, Reward from March 2010) and Harriet Kemp (HR Director, Total Reward until March 2010) provided guidance to the Committee (other than for their own remuneration). Carol Sergeant (Chief Risk Officer) and Tim Tookey (Group Finance Director) also attended the Committee to advise as and when necessary on risk and financial matters.

COMPENSATION

DIRECTORS’ REMUNERATION POLICY

Following review in 2010, the Group’s remuneration policy continues to support our business values and strategy, based on building long-term relationships with our customers and employees and managing the financial consequences of our business decisions across the entire economic cycle.

The Group’s policy is intended to ensure that its remuneration offer is both cost effective and enables it to attract and retain Executive Directors and senior management of the highest calibre, motivating them to perform to the highest standards.

The Group’s objective is to align individual reward with its performance, the interests of its shareholders, and a prudent approach to risk management. In this way the Group balances the requirements of its various stakeholders: its customers, shareholders, employees, and regulators. This approach is in line with the Association of British Insurers best practice code on remuneration and the FSA Remuneration Code of Practice, as the policy seeks to reward long-term value creation whilst not encouraging excessive risk taking.

The table below summarises how each of these policy objectives is met by the Group’s remuneration offer.

Policy objective	How achieved

Building long-term relationships

The Group builds relationships with its customers and people. Working for Lloyds Banking Group is about more than pay. The Group’s relationship with its people means that it wants to pay them fairly and competitively, but its pay is positioned conservatively against the market and it does not seek to align with the highest payers in the sector. In setting pay for Executive Directors and senior managers, the Group takes account of relative pay positioning and target levels of variable remuneration opportunity for all levels of employees in the Group.

The Group’s incentive measures are not just financial. Its Balanced scorecards include objectives that cover effective risk management, lending to Corporates including SMEs and retail customers, performance against targets that measure how satisfied its customers are and the extent to which its employees feel engaged with and committed to working for the Lloyds Banking Group.

Managing the financial consequences of our business through the economic cycle

Economic profit is a key measure by which the Group manages its business. This measure takes into account the level of capital required to generate profits as well as the risks taken. The same level of profit generated at lower risk results in higher economic profit. Economic profit also measures risk based on an assessment of how the business will perform through the economic cycle.

For example, in good times, when default rates on loans are low, the Group adjusts the economic profit measure downwards based on a higher average expected default experience over the economic cycle. This encourages the Group to avoid business and funding strategies that are only profitable during boom times but turn bad in a recession. Economic profit plays a prominent role in the Group’s incentive plans for executives, with its inclusion in both the annual and LTIP performance measures.

Aligning individual rewards with Group performance and shareholders

The Group’s executives’ annual and long-term incentives are based on stretching performance objectives and targets in the Group Balanced Scorecard. This balanced scorecard is derived from the Medium Term Plan which defines the financial and non-financial targets within the Group’s agreed risk appetite over a three year period.

The annual bonus for Executive Directors is deferred into shares and released over a period of not less than two years, helping to increase alignment with shareholders. These deferrals are subject to malus in the event of unsustainable performance.

Executives are also aligned with shareholders through the LTIP, which pays out in shares to improve alignment with shareholders based on performance against Group financial targets over a three year period.

The Group operates tough contract provisions relative to market practice, whereby no executive has an entitlement to more than 12 months’ notice (not taking into account recruitment provisions), and pay in lieu of notice is limited to basic salary, is paid monthly over 12 months and is mitigated if the executive gets another job. This approach avoids the risk of payment for failure. These requirements are among the toughest in the FTSE 100.

A prudent approach to risk management

Economic profit measures profit relative to the risk taken to generate that profit. Its use in the Group’s incentive plans encourages executives to take a prudent approach to risk.

The Group also has non-financial measures of performance against risk objectives in both the annual and long-term plans for executives.

For the 2010 annual incentive plan the Group increased the alignment to long-term prudent risk management by deferring 100 per cent of the award subject to malus over two years. If the performance is unsustainable during the deferral period some or all of the award may be forfeited.

The Group has a robust governance framework with an independent Remuneration Committee reviewing all compensation decisions for senior executives. This approach to governance and review is cascaded through the organisation. The Group also ensures that all control function employees are assessed and their remuneration determined jointly by the relevant business Director and the control function Director. Senior risk and compliance officers are also reviewed by the Remuneration Committee.

Cost effective packages to attract and retain executives

The Group aims to ensure that the totality of remuneration for executive directors is competitive against our benchmark groups. These groups are other major UK banks and the top 20 companies in the FTSE 100, reflecting practices in large UK companies across all sectors. The Group aims to be competitively but conservatively positioned against the market, although for executive directors the Group has taken the decision to adopt a position that is behind market for 2011 in view of public concern.

The Group selects incentive plan targets that are directly linked to the business strategy and priorities, ensuring alignment with company performance, targets that are meaningful to executives and incentive packages that are valued by executives and cost effective.

COMPENSATION

SUMMARY

Following extensive consultation with shareholders, the Remuneration Committee is proposing a package for Executive Directors for 2011 that is closely based on the structure and principles of 2010 as follows:

Element	Level/design for 2011	Key purpose

Base salary

Base pay should be set relative to FTSE 20 and banking sector competitors

In light of circumstances, there will be increases to base salaries in line with the wider population of employees resulting in a lower quartile position

To provide the basis for a competitive package

Annual incentive

200 per cent of salary maximum (225 per cent for the Group Chief Executive)

Based on Group financial targets relating to profit before tax and economic profit as well as balanced scorecard measures covering divisional financial targets, customers (e.g. SME lending), people, risk and building the business

Subject to deferral and malus in line with FSA requirements

Alignment with Group performance Motivation of executives Pay for performance Alignment with sound risk management

Long-term incentive plan

Annual awards of up to 300 per cent of salary vesting based on financial measures including Economic Profit and EPS and alignment with shareholders based on absolute TSR

A higher award will be made to António Horta-Osório as detailed in Compensation – Directors’ remuneration policy – Group Chief Executive transition

Motivation and retention of executives Alignment with sound risk management Alignment with long-term shareholder interests

Pension

Defined contribution pension provision for new entrants

From April 2012, any executive director in office at that time with a legacy final salary pension will move to a defined contribution pension arrangement

Enable executives to build long-term retirement savings Retention

COMPENSATION

GROUP CHIEF EXECUTIVE TRANSITION

Eric Daniels

On 20 September 2010, Eric Daniels announced his intention to retire from Lloyds Banking Group on 30 September 2011. Mr Daniels stood down from the Board on 28 February 2011.

He will continue to receive his basic salary, pension contribution and other benefits under the terms of his contract until retirement. 100 per cent of his bonus received in respect of 2010 will be deferred into shares in two equal tranches, vesting in March 2013 and March 2014 and subject in part to a holding period on vesting.

His outstanding long-term incentive awards will continue to vest at the end of the relevant three year performance period to the extent the performance conditions have been met and will be pro-rated for service.

António Horta-Osório

António Horta-Osório was appointed to the Board on 17 January 2011 and succeeded Eric Daniels as Group Chief Executive on 1 March 2011. In line with the Group’s prudent remuneration policy and the current operating environment, his salary was set on recruitment at the same level as the outgoing Group Chief Executive’s at £1,035,000. Recognising that this is behind the market, the committee decided to award an increase in line with the other Executive Directors, effective from his start date. He also has a ‘reference salary’ of £1,220,000 that will be used to calculate certain elements of long-term remuneration, including his LTIP from 2012 and pension.

He will participate in the Group’s annual incentive scheme for the calendar year 2011. His annual bonus maximum opportunity for 2011 will be 225 per cent of basic salary. This will be subject to deferral on terms at a minimum in line with the FSA Code and the deferred element will be subject to malus if the performance that generated the incentive is found to be unsustainable.

The Group agreed, as a condition of his accepting the appointment of Group Chief Executive on 1 March 2011, to grant him an LTIP award over the Group’s shares with a market value equal to 420 per cent of his base salary as at 7 March 2011.

His award will be made under Listing Rule 9.4(2) of the Listing Rules in order to facilitate his appointment as Group Chief Executive. The Board considered that it was essential to the success of the recruitment process to make this LTIP award to him. The award is on similar terms to awards granted under the LTIP including the performance conditions which will apply to LTIP awards granted in 2011 described on page 124.

He will be eligible for a pension allowance in respect of future service of 50 per cent of reference salary per annum including his flexible benefit allowance. He has the option to take this as a cash allowance or contribution to a pension scheme/vehicle. He has been granted a number of one-off awards to compensate him for outstanding share and cash awards forfeited on his resignation from the Santander Group. These include:

–	Performance shares of 1,707,763 due to vest in 2013 subject to the Group’s TSR performance against sector peer group, broadly equivalent to the performance conditions of Santander Group;

–	Restricted shares of 4,348,029 due to vest between 2011 – 2013 subject to remaining in employment; and

–	Cash amounting to £516,000 vesting in three equal tranches in 2011 – 2013.

The awards above vest in different proportions at different times to reflect the vesting periods of the Santander Group share awards which the awards replace. On his resignation from Banco Santander, he suffered significant loss in relation to his previous pension accrual. Lloyds Banking Group will compensate him in part for the loss of this income through the provision of an unfunded unapproved retirement benefit scheme (UURBS) up to a maximum of 26.5 per cent of base salary. If he achieves the performance conditions described below at the maximum level, the pension accrued would still only represent 60 per cent of the pension forfeited by him. This pension is payable from retirement at age 65.

In order to fully promote alignment with shareholders, this pension provision will accrue over the first six years’ of service and is entirely dependent on the achievement of share price targets as follows:

–

At retirement, a percentage of reference salary (or basic salary if higher) for each of the first five calendar years of employment if in the last 90 days of that year the average share price of Lloyds Banking Group exceeds 75p (‘Average Share Price’). The percentage applicable is 4 per cent in year 1, 3.5 per cent in year 2 and 3 per cent in years 3, 4 and 5.

–	Plus an additional 2 per cent for each year if the Average Share Price exceeds:

–	Year 1: 90p

–	Year 2: 102p

–	Years 3-5 inclusive: 114p

–

If at the end of the fifth year of employment the aggregate percentage pension accrued is less than 26.5 per cent, he may accrue up to a further 4.5 per cent in the sixth year (to an overall maximum of 26.5 per cent of base salary) if the Average Share Price for that year exceeds 75p and up to a further 2 per cent if the Average Share Price for that year exceeds 114p.

COMPENSATION

BASE SALARY

Base salaries are reviewed annually, taking into account individual performance and market information (which is provided by Towers Watson and supplemented with information from Deloitte LLP) and normally adjusted from 1 January of the relevant year. The remuneration committee confirmed during the 2010 review that the FTSE 20 was the most appropriate comparator group to use to benchmark overall competitiveness of the remuneration package whilst taking particular account of the remuneration practice of our direct competitors, namely the major UK banks.

Our review showed that salary levels are significantly below market. However, we have continued to show restraint and made a moderate increase to base salaries in 2011, in line with the salary increase budget for other employees in the Group.

Name	J E Daniels	António Horta-Osório		A G Kane	G T Tate	T J W Tookey	H A Weir

As at 1 January 2011	£1,035,000	£1,061,000	[1]	£601,800	£656,000	£615,000	£641,000
As at 1 January 2010	£1,035,000	—		£590,000	£640,000	£600,000	£625,000

[1]	With effect from 17 January 2011

On 9 March 2011, the Group announced that neither A G Kane nor H A Weir would seek re-election as a director at the Group’s Annual General Meeting on 18 May 2011. Mr Kane will retire from the Group on a date that will be communicated in due course. Mrs Weir will leave the Group on a date that will be communicated in due course. Accordingly, the salary increases and Long Term Incentive Awards to Mr Kane and Mrs Weir shown in this document have not been made.

ANNUAL INCENTIVE PLAN

The annual incentive scheme for Executive Directors is designed to reflect specific goals linked to the performance of the business.

Incentive awards for Executive Directors are based upon individual contribution and overall corporate results. Incentive opportunity is driven by corporate performance based on profit before tax and economic profit, together with divisional achievement and individual performance. Individual targets relevant to improving overall business performance are contained in a balanced scorecard and are grouped under the following headings:

–	Financial

–	Building the Business

–	Customer service

–	Risk

–	People development

These targets are weighted differently for each of the Executive Directors, reflecting differing strategic priorities. The non-financial measures include key performance indicators relating to risk management, SME lending, process efficiency, service quality and employee engagement.

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

Consistent with the aim of ensuring that short-term financial results are only rewarded if they promote sustainable growth, the 2010 annual incentive is subject to deferral in shares until at least March 2013. This deferred amount is subject to malus if the performance that generated the incentive is found to be unsustainable.

The committee reserves the right to exercise its discretion in reducing any payment that otherwise would have been earned, if they deem this appropriate.

The calculation of the annual incentive plan outcomes for Executive Directors, based on the achievement of performance against targets in respect of performance in 2010, has been vigorously discussed by the Remuneration Committee. The bonuses awarded to directors are shown in the table below:

Name	J E Daniels	A G Kane	G T Tate	T J W Tookey	H A Weir

Maximum Opportunity	225%	200%	200%	200%	200%
% awarded for 2010	140%	130%	164%	157%	140%
Bonus awarded for 2010	£1,450,000	£767,000	£1,050,000	£942,000	£875,000

COMPENSATION

LONG-TERM INCENTIVE AWARD

The current LTIP rules allow for awards to be made of up to 400 per cent of base salary. Under normal circumstances, awards can be made of up to 300 per cent of salary with the additional 100 per cent available for circumstances that the Remuneration Committee deems to be exceptional. In 2010, awards were made of up to 275 per cent of base salary to the executive directors. In 2011, the committee intends to make awards of 300 per cent of salary. As noted, for António Horta-Osório his award for 2011 will be 420 per cent of his base salary.

LONG-TERM INCENTIVE PERFORMANCE MEASURES

During the 2010 review, the Committee was particularly mindful of driving sustainable performance through the cycle without encouraging excessive risk taking. The Committee has consulted widely with shareholders on the topic of performance measures and sharing the growth in the Company appropriately between shareholders and management. The Committee believes that the performance measures for the 2011 LTIP award for the Executive Committee should be Economic Profit (EP), Earnings per share (EPS) and absolute Total Shareholder Return. These measures capture risk measurement, profit growth and shareholder experience and align shareholder experience and management reward.

At this time the Committee is not in a position to determine the metrics that will attach to these performance measures as the new Group Chief Executive is completing a strategic review of the business. We believe it is critical to ensure that the 2011 LTIP is aligned with the new strategic direction of the Company and the goals we will set for ourselves over the medium term. Therefore the Committee intends to determine the appropriately stretching and challenging metrics following the completion of the strategic review and to consult with shareholders on the metrics during the summer prior to communicating them to participants. The Committee recognise this is an unusual approach but given the circumstances believe it is the best way to align management reward and the strategy over the next three years.

The metrics set by the Committee following the strategic review and consultation with major shareholders will be put to the annual general meeting in 2012 for approval.

Details of current LTIP awards are provided on page 132.

PENSION

Executive directors are entitled to participate in the Group’s defined contribution scheme (under which their pension entitlement will be based upon both employer and employee contributions). Company contributions are 25 per cent of salary, with the exception of António Horta-Osório who is eligible for 50 per cent of reference salary, including his flexible benefit allowance. These can be taken as cash or pension contributions.

At the date of this report, two executive directors remain in a defined benefit scheme. Pension accruals under the defined benefits scheme for Eric Daniels and Archie Kane will continue until the date of retirement or April 2012 whichever is earlier. Thereafter Archie Kane will have the opportunity to either participate in a defined contribution scheme or to receive a cash supplement with no compensation for ceasing final salary accrual. There is no entitlement to an immediate and unreduced pension should their employment be terminated before the normal date of retirement. The defined benefit schemes are closed to new entrants.

Details of pension contributions and accruals are shown on page 128.

OTHER SHARE PLANS

The executive directors are also eligible to participate in the Group’s ‘sharesave’ and ‘share incentive’ plans. These are ‘all-employee’ share plans.

SHAREHOLDING GUIDELINES

Executives are required to build up a holding in Lloyds Banking Group shares of value equal to 1.5 times gross salary (2 times gross salary for the Group Chief Executive). They are expected to retain 100 per cent of the net-of-tax proceeds of the 2009 LTIP until they reach this target. In addition they are required to retain any shares vesting from the share price performance element of the 2010 LTIP for a further two years post vesting.

CHAIRMAN’S REMUNERATION

The Chairman’s remuneration comprises salary and benefits. He does not participate in the annual bonus and long-term incentive arrangements, nor is he entitled to pension benefits.

The Chairman’s salary was reviewed as part of the remuneration review in 2010. The review took into account market information and also the significant amount of time the chairman would be expected to focus on the Group’s activities particularly during the current period. Following this review, it was determined to maintain the chairman’s salary at £700,000 per annum.

COMPENSATION

INDEPENDENT NON-EXECUTIVE DIRECTORS’ FEES

The fees of the Independent Non-Executive Directors are agreed by the Board within a total amount determined by the shareholders. Non-Executive Directors may also receive fees, agreed by the Board, for membership of Board Committees. The fees are designed to recognise the various responsibilities of a Non-Executive Director’s role and to attract individuals with relevant skills, knowledge and experience. The fees are neither performance related nor pensionable and are comparable with those paid by other companies. The annual fees were reviewed in 2010 and remain unchanged as listed below.

Non-Executive Director – base fee	£65,000
Senior Independent Director	£50,000
Audit Committee Chairmanship	£50,000
Audit Committee Membership	£20,000
Remuneration Committee Chairmanship	£30,000
Remuneration Committee Membership	£15,000
Risk Committee Chairmanship	£40,000
Risk Committee Membership	£15,000
Nomination & Governance Committee Membership	£5,000

In the case of the Nomination & Governance Committee, membership currently comprises the Deputy Chairman, Senior Independent Director and chairs of the Board Committees (the fees for which include membership of the Nomination & Governance Committee) and one other Independent Non-Executive Director. Only this director receives an attendance fee, which is £5,000.

Independent Non-Executive Directors who serve on the Boards of subsidiary companies may also receive fees from the subsidiaries.

2010 NON-EXECUTIVE DIRECTORS’ FEES (£)

	Board	Senior Independent Director	Audit Committee	Remuneration Committee	Nomination & Governance Committee	Risk Oversight Committee	SW Board fees[1]	2010 Total

W C G Berndt
(until 6 May 2010)	22,698			10,726	1,497			34,921
A M Frew
(from 1 December 2010)	5,417		1,667			1,250		8,334
Sir Julian Horn-Smith	65,000			15,000	5,000	15,000		100,000
Lord Leitch[2]	187,494		16,666	12,506			90,910	307,576
G R Moreno
(from 1 March 2010)	54,167	50,000	3,333	6,667		20,000		134,167
D L Roberts
(from 1 March 2010)	54,167		16,667	12,500		20,833		104,167
T T Ryan	65,000		20,000	12,500		15,000		112,500
M A Scicluna	65,000		50,000			15,000		130,000
Anthony Watson[3]	65,000		20,000	22,321		7,500		114,821

1	Scottish Widows Services Limited

2

Lord Leitch’s composite fee of £300,000 was amended to a fee of £200,000 from 1 March plus a £60,000 fee for Scottish Widows Services Ltd. The Scottish Widows fee was increased to £120,000 from 27 April 2010. Lord Leitch stood down as Senior Independent Director on 28 February 2010.

3	Appointed Chairman of the Remuneration Committee in May 2010.

DILUTION LIMITS

The following charts illustrate the shares available for the Group’s share plans.

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

Any entitlements under the pension scheme or equity plans will be in accordance with the scheme rules on leaving.

	Notice to be given by the Company	Date of service agreement/letter of appointment

Sir Winfried Bischoff	6 months	27 July 2009
J E Daniels	12 months	22 January 2009
António Horta-Osório	24 months	3 November 2010
A G Kane	12 months	23 January 2009
G T Tate	12 months	9 February 2009
T J W Tookey	12 months	26 January 2009
H A Weir	12 months	21 January 2009

António Horta-Osório’s initial contract will be for a two year term, diminishing to 12 months notice over the first year of employment.

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

During 2010, Eric Daniels received fees of £75,000 which was retained by him, for serving as Non-Executive Director of BT plc.

PERFORMANCE GRAPH

The graph below illustrates the performance of the Group measured by TSR against a ‘broad equity market index’ over the past five years. The Group has been a constituent of the FTSE 100 index throughout this five year period.

TOTAL SHAREHOLDER RETURN – FTSE 100 INDEX

COMPENSATION	AUDITED INFORMATION

DIRECTORS’ EMOLUMENTS FOR 2010

	Salaries/ fees £000	Other benefits		Performance- related payments £000[3]	2010 Total £000	2009 Total £000

		Cash £000[1]	Non-cash £000[2]

Current directors who served during 2010
Executive Directors
J E Daniels	1,035	78	9	1,450	2,572	1,121
A G Kane	590	24	27	767	1,408	1,523
G T Tate	640	27	28	1,050	1,745	1,807
T J W Tookey	600	36	1	942	1,579	1,736
H A Weir	625	57	21	875	1,578	1,767
Non-Executive Directors
Sir Winfried Bischoff	700	12			712	211
A M Frew (from 1 December 2010)	8				8
Sir Julian Horn-Smith	100				100	100
Lord Leitch	308				308	249
G R Moreno (from 1 March 2010)	134				134
D L Roberts (from 1 March 2010)	104				104
T T Ryan	113				113	83
M A Scicluna	130				130	121
Anthony Watson	115				115	71
Former director who served during 2010
W C G Berndt (until 6 May 2010)	35				35	100
Others						1,011

	5,237	234	86	5,084	10,641	9,900

1

The cash column under ‘other benefits’ includes flexible benefits payments (4 per cent of basic salary), the tax planning allowance for Eric Daniels, payments to certain directors who elect to take cash rather than a company car under the car scheme and a spouse’s travel allowance for Truett Tate.

2

The non cash column includes amounts relating to the use of a company car, use of a company driver and private medical insurance. It also includes the value of any matching shares which are received under the terms of Sharematch, through which employees have the opportunity to purchase shares up to a maximum of £125 per month and receive matching shares on a one for one basis up to a maximum value of £30 per month, rounded down to the nearest whole share.

3	Bonuses awarded in respect of 2010 performance will be subject to 100 per cent deferral into shares until at least March 2013.

Sir Victor Blank was entitled to the use of his company car until 30 April 2010, resulting in a benefit in kind tax charge of £10,490.

COMPENSATION	AUDITED INFORMATION

DIRECTORS’ PENSIONS

The Executive Directors are currently members of one of the pension schemes provided by Lloyds TSB Group with benefits either on a defined benefit or defined contribution basis. Those directors who joined Lloyds TSB Group after 1 June 1989 and are members of a defined benefit scheme have pensions provided on salary in excess of the earnings cap through membership of or by an unfunded pension promise. Retirement pensions accrue at rates of between 1/60 and 1/30 of basic salary.

For those Directors who are members of a defined benefit pension scheme, pension will continue to accrue until 5 April 2012, or the date of leaving if earlier. On 6 April 2012, defined benefit pension accrual will cease and Directors will be offered the option to participate in the defined contribution pension scheme in operation at that date. Alternatively, they may choose not to join the scheme and elect to receive a pension cash allowance.

DEFINED CONTRIBUTION SCHEME MEMBERS

During the year to 31 December 2010 the Group has made the following contributions to the defined contribution scheme:

£000

G T Tate	160
T J W Tookey	150
H A Weir	125

DEFINED BENEFIT SCHEME MEMBERS

	Accrued pension at 31 December 2010 £000 (a)	Accrued pension at 31 December 2009 £000 (b)	Change in accrued pension £000 (a)-(b)	Transfer value at 31 December 2010 £000 (c)	Transfer value at 31 December 2009 £000 (d)	Change in transfer value £000 (c)-(d)	Additional pension earned to 31 December 2010 £000 (e)	Transfer value of the increase £000 (f)

J E Daniels	210	193	17	5,030	3,844	1,186	17	413
A G Kane	372	357	15	8,657	6,889	1,768	15	342

The disclosures in columns (a) to (d) are as required under section 421 of the Companies Act 2006.

Columns (a) and (b) represent the deferred pension to which the directors would have been entitled had they left the Group on 31 December 2010 and 2009, respectively.

Column (c) is the transfer value of the deferred pension in column (a) calculated as at 31 December 2010 based on factors supplied by the actuary of the relevant Lloyds TSB Group pension scheme.

Column (d) is the equivalent transfer value, but calculated as at 31 December 2009 on the assumption that the director left service at that date.

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

Major changes to the legislation governing the provision of pensions in the UK (known as pension simplification) came into effect in April 2006. Benefits from an approved pension scheme will be limited to the Lifetime Allowance, currently £1.8 million which is equivalent to an annual pension of £90,000. Any benefit in excess of this amount will incur a tax charge for the individual. The Government has announced that the life time allowance will decrease to £1.5 million from April 2012. The Group has agreed that if an Executive Director has benefits in excess of the Lifetime Allowance they may cease to accrue benefits in the Scheme and receive a salary supplement as an alternative. This will not cost the Group more than the current arrangements. The Group will not compensate any individual in respect of any increased tax liability arising from pension simplification. To date, the Executive Directors affected have elected to continue to accrue benefits in the approved scheme.

COMPENSATION	AUDITED INFORMATION

DIRECTORS’ INTERESTS

The beneficial interests, of those who were directors at 31 December 2010 in ordinary shares of Lloyds Banking Group were:

NUMBER OF SHARES

	At 1 January 2010 (or later date of appointment)	At 31 December 2010	At 24 February[1] 2011

Executive Directors
J E Daniels	2,557,816	2,560,770	2,561,234
A G Kane	1,224,960	1,227,914	1,228,378
G T Tate	526,061	529,015	529,480
T J W Tookey	97,727	123,891	124,355
H A Weir	425,162	428,116	428,580
Non-Executive Directors
Sir Winfried Bischoff	585,000	800,000
A M Frew	—	—
Sir Julian Horn-Smith	27,890	227,890
Lord Leitch	55,787	55,787
G R Moreno	200,000	500,000
D L Roberts	—	378,670
T T Ryan	75,877	100,877
M A Scicluna	56,226	56,226
Anthony Watson	51,357	226,357

1	The changes in beneficial interests between 31 December 2010 and 24 February 2011 related to ‘partnership’ and ‘matching’ shares acquired under the Lloyds Banking Group Share Incentive Plan.

COMPENSATION	AUDITED INFORMATION

INTERESTS IN SHARE OPTIONS

	At 1 January 2010	Granted during the year	Exercised during the year	Lapsed during the year	Share adjustment	At 31 December 2010	Exercise price	Exercise periods		Notes

								From	To

J E Daniels	131,484	—	—	—	133,567	265,051	207.97p	18/3/2007	17/3/2014	c, e, i
	430,547	—	—	—	437,367	867,914	235.26p	17/3/2008	16/3/2015	d, e, i
	6,906	—	—	6,906	—	—	68.95p	—	—	a, h
	—	19,399	—	—	—	19,399	46.78p	1/6/2013	30/11/2013	a, g

A G Kane	64,786	—	—	64,786	—	—	549.5p	6/3/2003	5/3/2010	b, f
	11,841	—	—	11,841	—	—	615.5p	8/8/2003	7/8/2010	b, f
	34,759	—	—	—	35,309	70,068	324.92p	6/3/2004	5/3/2011	b, i
	73,255	—	—	—	74,414	147,669	207.97p	18/3/2007	17/3/2014	c, e, i
	247,891	—	—	—	251,818	499,709	235.26p	17/3/2008	16/3/2015	d, e, i
	6,906	—	—	6,906	—	—	68.95p	—	—	a, h
	—	19,399	—	—	—	19,399	46.78p	1/6/2013	30/11/2013	a, g

G T Tate	64,400	—	—	—	65,420	129,820	207.97p	18/3/2007	17/3/2014	c, e, i
	27,357	—	—	—	27,790	55,147	199.91p	12/8/2007	11/8/2014	c, e, i
	247,891	—	—	—	251,818	499,709	235.26p	17/3/2008	16/3/2015	d, e, i
	6,906	—	—	6,906	—	—	68.95p	—	—	a, h
	—	19,399	—	—	—	19,399	46.78p	1/6/2013	30/11/2013	a, g

T J W Tookey	6,906	—	—	6,906	—	—	68.95p	—	—	a, h
	—	19,399	—	—	—	19,399	46.78p	1/6/2013	30/11/2013	a, g

H A Weir	77,868	—	—	—	79,100	156,968	210.70p	29/4/2007	28/4/2014	c, e, i
	247,891	—	—	—	251,818	499,709	235.26p	17/3/2008	16/3/2015	d, e, i
	6,906	—	—	6,906	—	—	68.95p	—	—	a, h
	—	19,399	—	—	—	19,399	46.78p	1/6/2013	30/11/2013	a, g

a	Sharesave.

b	Executive option granted between March 2000 and March 2001.

c	Executive option granted between March 2004 and August 2004.

d	Executive option granted from March 2005.

e	Exercisable to the extent at which the performance condition vested.

f	Lapsed on 10th anniversary of date of grant as the performance conditions had not been met.

g	Not exercisable as the option has not been held for the period required by the relevant scheme.

h	Options lapsed as sharesave contract was cancelled.

i

Options granted under these plans were adjusted on 13 August 2010, as a result of the capital raising activities of 2009. The adjustment was made using a standard HMRC formula, to negate the dilutionary impact of the capital raising events.

None of the other directors at 31 December 2010 had options to acquire shares in Lloyds Banking Group plc or its subsidiaries.

The market price for a share in the Company at 1 January 2010 and 31 December 2010 was 50.69p and 65.70p, respectively. The range of prices between 1 January 2010 and 31 December 2010 was 46.58p to 78.40p.

The following table contains information on the performance conditions for executive options granted since 2000. The Remuneration Committee chose the relevant performance conditions because they were felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

COMPENSATION	AUDITED INFORMATION

Options granted	Performance conditions

March 2000 – March 2001

Growth in earnings per share which is equal to the aggregate percentage change in the retail price index plus three percentage points for each complete year of the relevant period plus a further condition that the Company’s ranking based on TSR over the relevant period should be in the top 50 companies of the FTSE 100.

As the performance conditions for those options granted in March 2000 and August 2000 were not met, the options lapsed in March 2010 and August 2010 respectively.

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

Options granted in 2004 became exercisable as the performance condition was met on the re-test. The performance condition vested at 24 per cent for Truett Tate’s March option and at 14 per cent for all other options granted to Executive Directors during 2004.

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

Options granted in 2005 became exercisable as the performance condition was met when tested. Grants vested at 82.5 per cent for all options granted to Executive Directors.

LLOYDS TSB EXECUTIVE RETENTION PLAN 2006

On 26 March 2008 (prior to his appointment as an Executive Director), Tim Tookey was granted an award under the Lloyds TSB Executive Retention Plan 2006. The award is satisfied in cash only and, subject to continued employment, gives him the right to receive an amount equal to the total value of 218,400 Lloyds Banking Group shares on the dates of vesting, as adjusted in August 2010 as a result of various corporate actions in 2009 on the same basis as the Lloyds TSB Long Term Incentive Plan. The award vests as to 50 per cent on 26 March 2011 and 50 per cent on 26 March 2013. He has agreed to reinvest the cash proceeds into Lloyds Banking Group shares. As an Executive Director, he is no longer eligible to be granted awards under this plan.

COMPENSATION	AUDITED INFORMATION

LLOYDS TSB LONG-TERM INCENTIVE PLAN

The following table shows conditional shares awarded under the plan. Further information regarding this plan can be found on pages 133 and 134.

	At 1 January 2010	Awarded during the year	Vested during the year	Lapsed during the year	Share adjustment	At 31 December 2010	Year of vesting	Notes

J E Daniels	699,725	—	—	699,725	—	—	2010
	1,098,372	—	—	—	592,385	1,690,757	2011	a, b
	1,496,843	—	—	—	807,292	2,304,135	2012	a, c
	2,245,265	—	—	—	1,210,939	3,456,204	2012	a, c
	—	5,135,781	—	—	—	5,135,781	2013	e

A G Kane	400,884	—	—	400,884	—	—	2010
	541,252	—	—	—	291,913	833,165	2011	a, b
	853,273	—	—	—	460,196	1,313,469	2012	a, c
	1,279,909	—	—	—	690,293	1,970,202	2012	a, c
	—	2,927,643	—	—	—	2,927,643	2013	e

G T Tate	437,328	—	—	437,328	—	—	2010
	679,186	—	—	—	366,305	1,045,491	2011	a, b
	925,583	—	—	—	499,195	1,424,778	2012	a, c
	1,388,376	—	—	—	748,793	2,137,169	2012	a, c
	—	3,175,748	—	—	—	3,175,748	2013	e

T J W Tookey	69,242	—	39,339	73,545	37,344	—	2010	d
	93,266	—	—	—	50,301	143,567	2011	a, b
	867,735	—	—	—	467,995	1,335,730	2012	a, c
	1,301,603	—	—	—	701,994	2,003,597	2012	a, c
	—	2,977,264	—	—	—	2,977,264	2013	e

H A Weir	419,106	—	—	419,106	—	—	2010
	663,267	—	—	—	357,720	1,020,987	2011	a, b
	903,891	—	—	—	487,495	1,391,386	2012	a, c
	1,355,836	—	—	—	731,243	2,087,079	2012	a, c
	—	3,101,317	—	—	—	3,101,317	2013	e

a

Conditional awards of shares made under this plan prior to 2010 were adjusted on 13 August 2010 as a result of the Capitalisation Issue and Rights Issue of 2009. These adjustments were made using a standard HMRC formula, to negate the dilutionary impact of the above corporate actions.

b	Award price adjusted to 229.55p from 353.36p.

c	Award price adjusted to 35.93p from 55.31p.

d

Award vested at 31 per cent for Tim Tookey as he was not a director at the time the award was made. At vesting his award was adjusted to 106,586 from 69,242 to reflect the Capitalisation Issue and Rights Issue of 2009. The ‘vested during the year’ figure includes 6,298 dividend shares accumulated prior to the stopping of dividend payments. Award price adjusted to 267.3p from 539p. The closing market price of the Group’s ordinary shares on the date of release was 64.05p.

e	Share price on date of award 55.42p.

COMPENSATION	AUDITED INFORMATION

The following table contains information on the performance conditions for awards made under the long-term incentive plan. The Remuneration Committee chose the relevant performance conditions because they were felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

LTIP award	Performance conditions

March 2007

For 50 per cent of the award (the ‘EPS Award’) – the percentage increase in earnings per share of the Group (on a compound annualised basis) over the relevant period needed to be at least an average of 6 percentage points per annum greater than the percentage increase (if any) in the retail price index over the same period. If it was less than 3 per cent per annum, the EPS Award would lapse. If the increase was more than 3 per cent but less than 6 per cent per annum, then the proportion of shares released would be on a straight line basis between 17.5 per cent and 100 per cent. The relevant period commenced on 1 January 2007 and ended on 31 December 2009.

For the other 50 per cent of the award (the ‘TSR Award’) – the Group’s TSR needed to exceed the median of a comparator group (14 companies) over the relevant period by an average of 7.5 per cent per annum for the TSR Award to vest in full. 17.5 per cent of the TSR Award would vest where the Group’s TSR was equal to median and vesting would occur on a straight line basis in between these points. Where the Group’s TSR was below the median of the comparator group, the TSR Award would lapse. The relevant period commenced on 8 March 2007 (the date of award) and ended on 7 March 2010.

At the end of the relevant period, neither of the performance conditions had been met and the Awards lapsed.

Tim Tookey was not an Executive Director when his award was made in 2007, and as such his award vested at 31 per cent on the same basis as other award recipients below the Group Executive Committee level.

March and April 2008

For 50 per cent of the award (the ‘EPS Award’) – the performance condition was as described for March 2007 with the relevant performance period commencing on 1 January 2008 and ending on 31 December 2010.

For the other 50 per cent of the award (the ‘TSR Award’) – the performance condition was as described for March 2007 with the relevant performance period commencing on 6 March 2008 (the date of the March award) and ending on 5 March 2011.

April 2009	EPS: The release of 50 per cent of the shares will be dependent on the extent to which growth in EPS achieves cumulative EPS targets over the three year period from January 2009 to December 2011.

Economic profit: The release of the remaining 50 per cent of shares will be dependent on the extent to which the Group achieves cumulative Economic Profit targets over the three year period from January 2009 to December 2011.

As indicated in last year’s report, and as a consequence of the Group’s non participation in GAPS, in June 2010 the Remuneration Committee determined that it was appropriate for the performance measures relative to those conditions to be restated:

EPS

	Vesting%	Growth in EPS

Threshold	25%	26%
Maximum	100%	36%

Economic profit

	Vesting%	Absolute improvement in adjusted EP

Threshold	25%	100%
Maximum	100%	202%

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

Performance for each of the first two years of the award has been assessed and all targets have been met or exceeded.

COMPENSATION	AUDITED INFORMATION

March 2010

EPS: Relevant to 36 per cent of the award. Performance will be measured based on absolute improvement in adjusted EPS over the three financial years starting on 1 January 2010 relative to an adjusted fully diluted 2009 EPS base.

Economic Profit: Relevant to 36 per cent of the award. Performance will be measured based on the compound annual growth rate of adjusted Economic Profit over the three financial years starting on 1 January 2010 relative to 2009 adjusted Economic Profit base.

Absolute Share Price: Relevant to 28 per cent of the award. Performance will be measured based on the Absolute Share Price on 26 March 2013, being the third anniversary of the award date.

The targets are:

EPS

	Vesting%	Absolute improvement in adjusted EPS

Threshold	25%	158%
Maximum	100%	180%

Vesting between threshold and maximum will be on a straight line basis.

Economic profit

	Vesting%	Compound annual growth rate of adjusted EP

Threshold	25%	57% p.a.
Maximum	100%	77% p.a.

Vesting between threshold and maximum will be on a straight line basis.

Absolute Share Price

	Vesting %	Absolute Share Price

Threshold	0%	75p
Maximum	100%	114p

Vesting between threshold and maximum will be on a straight line basis, provided that shares comprised in the Absolute Share Price element of the award may only be released if both the EPS and Economic Profit performance measures have been satisfied at the threshold level or above.

Alithos Limited provided information for the testing of the TSR performance conditions for the Company’s long-term incentive plan. EPS is the Group’s normalised earnings per share as shown in the Group’s report and accounts, subject to such adjustments as the Remuneration Committee regards as necessary for consistency.

None of those who were Directors at the end of the year had any other interest in the capital of Lloyds Banking Group plc or its subsidiaries.

The register of Directors’ interests, which is open to inspection, contains full particulars of Directors’ shareholdings and options to acquire shares in Lloyds Banking Group.

CORPORATE GOVERNANCE

STATEMENT ON US CORPORATE GOVERNANCE STANDARDS

As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds Banking Group plc’s main listing is on the London Stock Exchange, it follows the principles contained in the combined code on corporate governance issued by the UK Financial Reporting Council (the UK Code). The Group has complied with the provisions of the UK Code and has done so throughout 2010 regarding the provisions where the requirements are of a continuing nature. Key differences are set out below.

The NYSE corporate governance listing standards require domestic US companies to adopt and disclose corporate governance policies. For Lloyds Banking Group plc, consistent with the principles of the UK Code, the nomination and governance committee sets the corporate governance principles applicable to the Company and oversees the annual evaluation of the performance of the board, its committees and its individual members.

Under the NYSE corporate governance listing standards, the remuneration, nomination and governance committees of domestic US companies must be comprised of entirely independent directors. However for Lloyds Banking Group plc, again consistent with the principles of the UK Code, the remuneration committee and the nomination & governance committee include the Chairman, with all other members being independent non-executive directors.

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

THE BOARD AND ITS COMMITTEES

At the year end, the board comprised the chairman, five executive directors and eight independent non-executive directors. On 3 November 2010 the Group announced that Mr Horta-Osório would replace Mr Daniels as Group Chief Executive; this took effect on 1 March 2011. Details of Mr Horta-Osório’s selection and appointment process are set out on page 122.

The board considers that it is of an appropriate size to oversee the Group’s businesses, with a suitable diversity of backgrounds and mix of experience and expertise to maximise its effectiveness. The composition of the board is kept under continuous review by the chairman, with the support of the nomination and governance committee, to ensure the right balance of skills and experience. All director appointments are subject to detailed due diligence which includes a robust search and selection process overseen by the nomination & governance committee.

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

MEETINGS

Responding to the challenges faced by the Company, the board held 17 meetings during 2010. In addition there was regular contact with directors outside of these meetings. The time commitment demanded of directors, in particular, non-executive directors, was far in excess of that anticipated in the normal course of business. All directors showed themselves to be willing and able to devote the additional time required often at short notice and at unsocial hours.

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

Early in 2010, the board reviewed and refreshed its induction programme to meet the Walker Review (‘Review of corporate governance in UK banks and other financial industry entities’) recommendation of a formal, substantive and personalised induction. All directors appointed during 2010 have undertaken a three stage induction process comprising:

–	a corporate induction, which provides an overview of the Group, its strategy, operational structures and main business activities;

–

governance and directors’ responsibilities, which explains the role and statutory duties of a non-executive director including the roles and responsibilities owed by banks and other financial services firms to the FSA and other regulatory bodies; and

–	a bespoke induction plan prepared in consultation with me, tailored to the individual needs of the director, to the specific role that they will carry out, and their skills/experience to date.

The board receives regular refresher training and information sessions to address current business or emerging issues. During 2010, the non-executive directors undertook approximately five days of training, including 12 hours of structured training during board meetings. This is delivered through a

CORPORATE GOVERNANCE

variety of means, including sessions on matters such as liquidity and funding, stress testing, living wills, the Bribery Act 2010 and special board sessions covering matters such as the Individual Capital Adequacy Assessment Process and training for Approved Persons. In addition, the Audit Committee arranged a series of ‘deep dives’ to which all board members were invited, and which provided an in-depth review of the operations of each of the business divisions and of the latest accounting standards and operating methodologies. Half day sessions were delivered for each division amounting to three days in total.

BOARD EVALUATION

The Nomination & Governance Committee recommended to the board that, as in 2009, the 2010 evaluation of the board should again be facilitated externally. Given the number of new entrants to this market, we agreed that we should explore the range of services available. Following a tender process and interviews, Dr Tracy Long of Boardroom Review was appointed to conduct the 2010 process. Boardroom Review has no other relationship with the Company.

The review was conducted between October 2010 and February 2011 through confidential interviews with all board directors and the Company Secretary, observation of a board meeting and a review of selected papers. The review was designed to be forward looking, assessing the quality of the board’s decision making and debate, and its overall contribution to, and impact on, the long term health and success of the business. The review identified the strengths of the board and its committees and highlighted areas for the board to work on in order to prepare for future challenges. The board evaluation also provides feedback on the individual performance of directors which informs a general assessment which is used for individual feedback.

As Senior Independent Director, Mr Moreno leads the review of the chairman’s performance with the board and provides feedback in a face-to-face meeting.

ELECTION AND RE-ELECTION OF DIRECTORS

All directors are subject to election by shareholders at the first annual general meeting (AGM) following their appointment. Sir Winfried Bischoff, Mr Moreno and Mr Roberts were required to stand for election at the 2010 AGM, held on 6 May 2010, and were duly elected. Under the articles of association, directors are required to stand for re-election at intervals of no more than three years. At the 2010 AGM, Mr Daniels and Mrs Weir sought re-election by shareholders and were re-elected.

Ms Frew and Mr Horta-Osório were appointed to the board after the 2010 AGM and will therefore stand for election at the forthcoming AGM to be held on 18 May 2011. Under the articles of association, Sir Julian Horn-Smith and Mr Tate are required to retire from the board at the 2011 AGM. However, in the interests of good corporate governance and in accordance with provisions of the UK Corporate Governance Code, effective from 2012, the board has decided that all of the directors will retire voluntarily and submit themselves for re-election at the 2011 AGM. Mr Kane and Ms Weir have announced their intention to retire and resign from the Company respectively and will not submit themselves for re-election at the 2011 AGM.

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

RELATIONS WITH SHAREHOLDERS

The Board recognises the importance of promoting mutual understanding between the Company and its shareholders through greater engagement. In 2010, there was regular dialogue with institutional shareholders with more than 300 equity investor meetings undertaken in the year. Many of these meetings were undertaken by senior management (primarily the Group Chief Executive and Group Finance Director) or Board members. The Chairman attended a number of meetings with Shareholders to discuss governance and strategic direction. Mr Watson, as Chairman of the Remuneration Committee, regularly meets the larger shareholders to discuss executive remuneration issues while Mr Moreno, the Senior Independent Director, separately meets with a range of major shareholders.

The Board is kept advised of the views of major shareholders by means of regular updates at Board and Committee meetings. It also receives monthly reports on market and investor sentiment and shareholder analysis.

Investor Relations has primary responsibility for managing day-to-day communications with institutional shareholders. Supported by the Group Chief Executive and Group Finance Director, they achieve this through a combination of briefings to analysts and institutional shareholders (both at results briefings and throughout the year), as well as site visits and individual discussions with institutional shareholders.

The company secretary oversees communications with private shareholders. Shareholders are encouraged to attend and participate in the Group’s AGM.

AUDIT COMMITTEE

The audit committee comprises Mr Scicluna (chairman), Ms Frew, Lord Leitch, Mr Roberts, Mr Ryan and Mr Watson. All members of the audit committee are independent. The committee’s terms of reference are available from the company secretary and are displayed on the Group’s website, www.lloydsbankinggroup.com. The board of directors has determined that Mr Scicluna is an ‘audit committee financial expert’ (as defined in the rules promulgated under the U.S. Securities Exchange Act). Although Mr Scicluna has been identified as an audit committee financial expert for the purposes of the SEC’s rules, the committee members are selected with a view to the expertise and experience of the committee as a whole, and the committee reports to the board of directors as a single entity. The designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation. Nor does the designation of a person as an audit committee financial expert affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CORPORATE GOVERNANCE

During the year, the audit committee received reports from, and held discussions with, management and the external auditors. In discharging its duties, the committee has approved the auditors’ terms of engagement, including their remuneration and, in discussion with them, has assessed their independence and objectivity (more information about which is given in note 11 to the consolidated financial statements, in relation to the procedure for approving fees for audit and non-audit work) and recommended their re-appointment at the AGM. The committee also reviewed the financial statements published in the name of the board and the quality and acceptability of the related accounting policies, practices and financial reporting disclosures; the scope of the work of the group audit department, reports from that department and the adequacy of its resources; the effectiveness of the systems for internal control, risk management and compliance with financial services legislation and regulations (more information about which is given in the note about internal control on page 139); the results of the external audit and its cost effectiveness; and reports from the external auditors on audit planning and their findings on accounting and internal control systems. Procedures for handling complaints regarding accounting, internal accounting controls or auditing matters and for staff to raise concerns in confidence have been established by the committee. The committee also had a meeting with the auditors, without executives present, and a meeting with the group audit director alone.

The audit committee held seven meetings during 2010, six of which were scheduled at the start of the year. In addition, the audit committee arranged six half-day ‘deep dive’ meetings during 2010 which were open to and attended by other members of the board.

CHAIRMAN’S COMMITTEE

The chairman’s committee, comprising the chairman, deputy chairman, senior independent director and the group chief executive, meets to assist the chairman in ensuring the effectiveness and efficiency of board meetings. The committee exercises specific powers delegated to it by the board from time to time.

NOMINATION & GOVERNANCE COMMITTEE

The nomination & governance committee is chaired by Sir Winfried Bischoff. Lord Leitch, Sir Julian Horn-Smith, Mr Moreno, Mr Roberts, Mr Scicluna and Mr Watson are members. The committee reviews the structure, size and composition of the board; oversees the selection process for prospective directors; makes recommendations to the board on potential appointments and re-appointments of directors at the end of their specified term; considers board succession; reviews the board’s governance arrangements to ensure that they are consistent with best corporate governance standards; and oversees the Company’s implementation of governance requirements eg under the Walker Review and Combined Code.

The committee is responsible for overseeing the process for appointments of new non-executive directors and making recommendations to the board. In 2010, three new non-executive director appointments were announced. All appointments are subject to a rigorous search and selection process.

In addition, on 3 November 2010, the appointment of António Horta-Osório as Group Chief Executive of Lloyds Banking Group was recommended to, and approved by, the board, following the process set out below.

The committee’s terms of reference are available from the company secretary and are displayed on the Group’s website, www.lloydsbankinggroup.com.

GROUP CHIEF EXECUTIVE’S SUCCESSION

In September 2010, immediately following the announcement of Mr Daniels’ retirement, a sub-committee of the board (the Succession Committee) was established under the Chairmanship of Sir Winfried Bischoff to lead the search for a suitable successor. Other members of the Succession Committee were Lord Leitch (Deputy Chairman), Mr Moreno (Senior Independent Director) and Mr Watson (Chairman of the remuneration committee), all independent non-executive directors. The Succession Committee met at least once a week between September and November 2010 and was supported by the Group HR Director and the Head of Secretariat.

The Succession Committee’s remit was to appoint a successor who would be capable of leading the Group to the next stage of its development. It was agreed that an extensive search should be conducted encompassing internal, external and international candidates. Given the profile, breadth and challenges of the role, together with the need to be able successfully to lead the Group in the next phase of its development, it was clear that an exceptional candidate was required.

The starting point for identification of suitable candidates was our Chief Executive Succession plan which included Mr Horta-Osório. Other candidates, including one internal candidate, were also considered.

Mr Horta-Osório stood out in an excellent short list. His skills closely match the role specification agreed by the Succession Committee including:

–

strong retail and commercial banking experience gained in the UK and internationally, including experience at chief executive officer level, of running large scale, multi-product, multi-brand businesses;

–	a proven track record of successful integration of retail banks in the UK and in Europe as part of a multi-jurisdictional, multi-brand organisation;

–

strong understanding of the operational and regulatory environment in which banks operate both in the UK and globally, including a deep understanding of capital and liquidity management and the potential impacts of global regulatory change initiatives;

–	the ability to foster a culture of fairness for customers, shareholders and colleagues; and

–	the ability to provide leadership and strategic direction, to deliver growth in tough market conditions.

Following an intensive interview process and extensive due diligence, Mr Horta-Osório was named as the Company’s new Group Chief Executive in November 2010.

REMUNERATION COMMITTEE

Information about the remuneration committee’s membership and work is given on page 119. Its terms of reference are available from the company secretary and are displayed on the Group’s website, www.lloydsbankinggroup.com.

RISK COMMITTEE

The risk committee comprises Mr Roberts (chairman), Sir Winfried Bischoff, Ms Frew, Sir Julian Horn-Smith, Mr Ryan and Mr Scicluna. The risk committee’s duties include overseeing the development, implementation and maintenance of the Group’s overall risk management framework,

CORPORATE GOVERNANCE

and its risk appetite, strategy, principles and policies, to ensure they are in line with emerging regulatory, corporate governance and industry best practice. The committee also oversees the Group’s risk exposures; facilitates the involvement of non-executive directors in risk issues and aids their understanding of these issues; oversees adherence to Group risk policies and standards and considers any material amendments to them; and reviews the work of the group risk function.

GROUP EXECUTIVE COMMITTEE

The group executive committee, comprising the group chief executive, all the group executive directors (as shown on pages 117 to 118), together with the chief risk officer, the group human resources director and the director of group operations, meets to assist the group chief executive in performing his duties. Specifically, the committee considers the development and implementation of strategy, operational plans, policies and budgets; the monitoring of operating and financial performance; the assessment and control of risk; the prioritisation and allocation of resources; and the monitoring of competitive forces in each area of operation. The committee, assisted by its sub-committees, the group business risk and group asset and liability committees, also supports the group chief executive in endeavouring to ensure the development, implementation and effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, and in reviewing the Group’s aggregate risk exposures and concentrations of risk.

ATTENDANCE AT MEETINGS

The attendance of directors at board meetings and at meetings of the audit, nomination & governance, remuneration and risk committees during 2010 are shown in the table. Some directors attended relevant committee meetings as attendees periodically throughout the year, which are not shown below. In addition, the audit committee arranged six half-day ‘deep dive’ meetings during 2010 which were open to and attended by other members of the board.

	Board meetings					Audit committee			Nomination & governance committee				Remuneration committee				Risk committee

	Regular		Ad hoc		Total	Regular		Ad hoc	Regular		Ad hoc		Regular		Ad hoc		Regular		Ad hoc

Number of meetings during the year	9		8		17	7		1	3		2		4		11		4
Current directors who served during 2010
Sir Winfried Bischoff	9		7		16				3		2		4		11		4
A M Frew[1]	1	(1)	—		1	1	(1)	—
Sir Julian Horn-Smith	9		4		13				1		2		3		6		4
A G Kane	9		7		16
Lord Leitch[2]	8		8		16	7		1	3		1		4		11		2	(2)
G Moreno[3]	7		6	(7)	13				2	(2)	1	(1)	—		4	(5)	2	(2)
D Roberts[4]	7		6	(7)	13	5	(5)	1	1	(2)	—	(1)	3	(3)	7	(8)	3	(3)
T T Ryan[5]	9		6		15	7		—					3	(3)	6	(8)	4
M A Scicluna[6]	9		7		16	7		1	2	(2)	—						4
G T Tate	9		8		17
T J W Tookey	9		8		17
A Watson[7]	9		6		15	7		1	2	(2)	—		3	(3)	7	(8)	2	(2)
H A Weir	9		8		17

Former directors who served during 2010
J E Daniels[8]	9		7		16
Dr W C G Berndt[9]	4		2	(3)	6				1	(1)	2	(2)	2	(2)	6	(6)

[1]	Appointed to the board, audit and risk committees on 1 December 2010.

[2]	Stood down from the risk committee on 14 April 2010.

[3]

Appointed to the board, nomination & governance, remuneration and risk committees on 1 March 2010. Stood down from the remuneration committee on 17 June 2010 and the risk committee on 1 September 2010.

[4]

Appointed to the board, audit, remuneration and risk committees on 1 March 2010. Appointed as chairman of the risk committee and to the nomination & governance Committee with effect from 1 September 2010.

[5]	Appointed to the remuneration committee on 1 March 2010.

[6]	Appointed to the nomination & governance committee on 6 May 2010.

[7]	Appointed as chairman of the remuneration committee and to the nomination & governance committee, and stood down from the risk committee, on 6 May 2010.

[8]	Left the board on 28 February 2011.

[9]	Left the board, nomination & governance and remuneration committees on 6 May 2010.

Where a director served for only part of the year, the maximum possible number of meetings that the director could have attended is shown in brackets.

CORPORATE GOVERNANCE

COMPLIANCE WITH THE BRITISH BANKERS’ ASSOCIATION DRAFT CODE FOR FINANCIAL REPORTING DISCLOSURE

In September 2010, the British Bankers’ Association published a Code for Financial Reporting Disclosure (the Disclosure Code). The Disclosure Code sets out five disclosure principles together with supporting guidance. The principles are that UK banks: commit to providing high quality, meaningful and decision-useful disclosures; commit to ongoing review of, and enhancement to, their financial instrument disclosures for key areas of interest; will assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; will seek to enhance the comparability of financial statement disclosures across the UK banking sector; and will clearly differentiate in their annual reports between information that is audited and information that is unaudited.

The Group and other major UK banks have voluntarily adopted the Disclosure Code in their 2010 financial statements. The Group’s 2010 financial statements have therefore been prepared in compliance with the Disclosure Code’s principles.

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

The directors and senior management are committed to maintaining a control-conscious culture across all areas of operation. This is communicated to all employees by way of published policies and procedures and regular management briefings. A requirement to comply with internal control risk policies is a key component of individual staff objectives expressed in the balanced scorecard. Key business risks are identified, and these are controlled by means of procedures such as physical controls, credit, trading and other authorisation limits and segregation of duties. In addition, there is an annual control self assessment exercise whereby the key businesses and head office functions review specific controls and attest to the accuracy of their assessments. The assessment covers all enterprise-wide risk management categories and is in accordance with the principles of the Combined Code. As in previous years, this exercise was completed for the year ended 31 December 2010. All returns have been satisfactorily completed and appropriately certified.

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

DISCLOSURE CONTROLS AND PROCEDURES

As of 31 December 2010, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Group Finance Director, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Group Finance Director concluded that the Company’s disclosure controls and procedures, as at 31 December 2010, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2010 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.

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

The management of Lloyds Banking Group plc assessed the effectiveness of the Company’s internal control over financial reporting as at 31 December 2010 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in its report ‘Internal Control – Integrated Framework’. Based on this assessment, management concluded that, as at 31 December 2010, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an audit report on the Company’s internal control over financial reporting as of 31 December 2010. This report appears on page F-2.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

At 6 May 2011, notification had been received that The Solicitor for the Affairs of Her Majesty’s Treasury had a direct interest of 40.6 per cent (27,608,563,642 ordinary shares) in the Company’s issued share capital with rights to vote in all circumstances at general meetings. No other notification has been received that anyone has an interest of 3 per cent or more in the Company’s issued ordinary share capital. Further information on The Solicitor for the Affairs of Her Majesty’s Treasury’s shareholding in the Company is provided in Information about the Lloyds Banking Group’s relationship with the UK Government and Business – History and development of Lloyds Banking Group.

All shareholders within a class of the Company’s shares have the same voting rights.

RELATED PARTY TRANSACTIONS

The Group, as at 31 December 2010, had related party transactions with 15 key management personnel and certain of its pension funds, OEICs and joint ventures and associates. See note 53 to the consolidated financial statements. In addition, material contracts with HM Treasury are described in the Information about the Lloyds Banking Group’s relationship with the UK Government section below.

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

To the best of the Group’s knowledge, any outstanding loans made by the Group to or for the benefit of the UK Government, any body controlled by the UK Government or other related parties, were made (1) in the ordinary course of business, (2) on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, (3) did not involve more than the normal risk of collectability or present other unfavourable features, and (4) were made on arm’s length basis.

The Group also engages in numerous transactions on arm’s length commercial terms in the ordinary course of its business with the Government and its various departments and agencies, as well as with other companies in which the Government has invested. This includes financings, lending, banking, asset management and other transactions with UK financial institutions in which the Government has invested. During 2009 and 2010 the Group made use of these measures in order to maintain and improve a stable funding position.

INFORMATION ABOUT THE LLOYDS BANKING GROUP’S RELATIONSHIP WITH THE UK GOVERNMENT

HM TREASURY SHAREHOLDING

As at 6 May 2011, the Solicitor for the Affairs of Her Majesty’s Treasury (as nominee for HM Treasury) notified the Company that it has a direct interest of 40.6 per cent. in the Company’s issued share capital with rights to vote in all circumstances at general meetings.

HM Treasury’s shareholding in the Company is currently managed by UKFI on behalf of HM Treasury. This relationship falls within the scope of the revised framework document between HM Treasury and UKFI published on 1 October 2010 – for more information see Risk Factors – Government Related Risks – The Commissioners of Her Majesty’s Treasury (‘HM Treasury’) is the largest shareholder of the Company. Through its shareholding in, and other relationships with, the Company, HM Treasury is in a position to exert significant influence over the Group and its business.

The goals of the framework document are consistent with the stated public policy aims of HM Treasury, as articulated in a variety of public announcements (as at 6 May 2011). In the publication ‘An Introduction: Who We Are, What We Do and the Framework Document Which Governs the Relationship Between UKFI and HM Treasury’, it is stated that UKFI is to ‘develop and execute an investment strategy for disposing of the investments in the banks in an orderly and active way through sale, redemption, buy-back or other means within the context of an overarching objective of protecting and creating value for the taxpayer as shareholder, paying due regard to the maintenance of financial stability and to acting in a way that promotes competition’. UKFI has also stated that it intends to ‘engage robustly with banks’ boards and management, holding both strategy and financial performance to account, and taking a strong interest in getting the incentives structures right on the board and beyond – accounting properly for risk and avoiding inefficient rewards for failure’.

HM Treasury’s shareholding in the Company is a consequence of its subscription for equity securities of the Company and of HBOS (prior to the acquisition of HBOS by the Company) in the 2008 placing and open offer and preference share subscription, the concomitant placing and open offer by HBOS, the 2009 Placing and Open Offer and the Company’s 2009 Rights Issue, each of which is briefly described below.

THE 2008 PLACING AND OPEN OFFER

In September 2008, with the support of the UK Government, the boards of the Company and HBOS announced their agreement on the terms of a recommended acquisition by the Company of HBOS. In October 2008, in the context of further turbulence in global financial markets and as part of a co-ordinated package of capital and funding measures for the UK banking sector implemented by HM Treasury, the boards of both the Company and HBOS announced that they intended to participate in the proposed UK Government funding package and that they had agreed to proceed with the acquisition on revised terms. In this context, a combined total of £17,000 million of new capital was raised, consisting of £4,500 million in ordinary shares and £1,000 million in preference shares (before costs and expenses) by the Company and £8,500 million in ordinary shares and £3,000 million in preference shares (before costs and expenses) by HBOS.

In the 2008 placing and open offer, the Company in October 2008 invited qualifying shareholders to acquire open offer shares at an issue price of 173.3 pence per ordinary share. HM Treasury agreed that to the extent not placed by the joint sponsors and joint bookrunners or taken up in the open offer, HM Treasury would acquire the open offer shares at the issue price. The 2008 placing and open offer was completed with the placement of 2,596,653,203 shares at the issue price. The Company gave certain customary representations and warranties and indemnities to each of HM Treasury, the joint sponsors and joint bookrunners under the 2008 placing and open offer agreement that are unlimited as to time and amount. The Company and HM Treasury also entered into a preference share subscription agreement in October 2008 whereby HM Treasury acquired 1,000,000 new preference shares of the Company for a total consideration of £1,000 million (before costs and expenses).

HBOS also entered into a placing and open offer agreement in October 2008 with HM Treasury and the HBOS joint sponsors and joint bookrunners on similar terms and for similar purposes as the Company. A total of 7,482,394,366 HBOS open offer shares were offered at the issue price of 113.6 pence per share. HBOS also entered into a preference share subscription agreement with HM Treasury pursuant to which HM Treasury acquired new HBOS preference shares for a total consideration of £3,000 million (before costs and expenses).

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Pursuant to these placings and open offers by the Company and HBOS and the acquisition of HBOS by the Company, HM Treasury acquired in January 2009 43.4 per cent. of the Company’s issued ordinary share capital. In addition, £3,000 million non-cumulative 12 per cent fixed to floating rate preference shares were issued by the Company to HM Treasury on 16 January 2009 in exchange for the £3,000 million preference shares which had been issued by HBOS to HM Treasury on 15 January 2009 (as referred to above).

The Company and HM Treasury in January 2009 entered into a registration rights agreement with HM Treasury granting customary demand and ‘piggyback’ registration rights in the United States under the United States Securities Act of 1933, as amended to HM Treasury with respect to any ordinary shares of the Group held by HM Treasury. HM Treasury may transfer its registration rights to any third party to whom it transfers not less than U.S.$500 million in registrable securities. The customary ‘piggyback’ registration rights provide that holders of registrable securities may participate in an offering of ordinary shares by the Group registered under the Securities Act to the extent that such participation would not prevent successful completion of the offering. All holders of registrable securities have ‘piggyback’ registration rights, on a pro rata basis, in any demand registration made by another holder pursuant to the registration rights agreement. The registration rights agreement was amended in June 2009 to include as registrable securities the new shares subscribed for by HM Treasury in the 2009 placing and compensatory open offer described below, any other securities in the Company called by HM Treasury to be issued by any person and any securities issued by HM Treasury which are exchangeable for, convertible into, give rights over or are referable to any such securities.

THE 2009 COMPENSATORY PLACING AND OPEN OFFER

Pursuant to a placing and open offer agreement among the Company, HM Treasury and the joint sponsors and joint bookrunners dated March 2009, the Company in June 2009 issued approximately 10,408 million new ordinary shares as part of a placing and compensatory open offer. HM Treasury subscribed for its pro rata share, being approximately 4,521 million new ordinary shares at a price of 38.43 pence per share. As placees were procured for all the new ordinary shares for which valid acceptances were not received under the placing and compensatory open offer, HM Treasury’s shareholding remained at 43.4 per cent. The Company used the proceeds from this placing and compensatory open offer to redeem the £4,000 million preference shares issued by the Company to HM Treasury, described above, at 101 per cent. of their issue price together with accrued dividends thereon.

In consideration for the provision of its services under the 2009 placing and open offer agreement, the Company paid to HM Treasury (i) a commission of 0.5 per cent. of the aggregate value of the open offer shares at the issue and (ii) a further commission of 1 per cent. of the aggregate value of the open offer shares subscribed for by HM Treasury (or its nominee) or by placees (including, for the avoidance of doubt, HM Treasury) at the issue price per open offer share. The Company also bore all costs and expenses relating to the placing and compensatory open offer, including those of HM Treasury, the joint sponsors and joint bookrunners and those of HM Treasury’s financial advisers. The Company gave certain customary representations and warranties and indemnities to each of HM Treasury and the joint sponsors and joint bookrunners. The Company’s liabilities thereunder are unlimited as to time and amount.

The Company also in June 2009 entered into a resale rights agreement with HM Treasury in which it agreed to provide its assistance to HM Treasury in connection with any proposed sale by HM Treasury of ordinary shares, other securities held by HM Treasury in the Company or any securities of any description caused by HM Treasury to be issued by any person which are exchangeable for, convertible into, give rights over or are referable to such ordinary shares or other securities issued by the Group, to be sold in such jurisdictions (other than the United States) and in such manner as HM Treasury may determine. Such assistance may include, the provision by the Company of assistance with due diligence and the preparation of marketing and such other documentation (including any offering memorandum, whether or not a prospectus) as HM Treasury may reasonably request.

2009 RIGHTS ISSUE

In December 2009 the Company also issued approximately 36,505 million new ordinary shares in a Rights Issue (together with a liability management exercise) as part of an alternative to the Group’s proposed participation in GAPS. The Company entered into an Undertaking to Subscribe agreement with HM Treasury whereby HM Treasury took up its rights to subscribe for all of the new shares to which it was entitled under the Rights Issue. HM Treasury subscribed for its pro rata share, being approximately 15,854 million new shares at a price of 37 pence per share. As subscribers were procured for all the new ordinary shares for which valid acceptances were not received under the Rights Issue, HM Treasury’s shareholding again remained at 43.4 per cent. Its current, lower shareholding results from further share issuance in the context of previously announced liability management exercises and employee remuneration during the course of 2010 and 2011.

The Company also agreed to pay to HM Treasury the HMT commitment commission, being a commission of up to £143.7 million, in consideration, amongst other things, for the undertakings given by HM Treasury in the HMT undertaking to subscribe.

OTHER RELATED PARTY TRANSACTIONS WITH THE UK GOVERNMENT

CREDIT GUARANTEE SCHEME

HM Treasury launched the Credit Guarantee Scheme in October 2008 as part of a range of measures announced by the UK Government intended to ease the turbulence in the UK banking system. It charged a commercial fee for the guarantee of new short and medium term debt issuance. The fee payable to HM Treasury on guaranteed issues was based on a per annum rate of 50 basis points plus the median five-year credit default swap spread. The drawdown window for the Credit Guarantee Scheme closed for new issuance at the end of February 2010. At 31 December 2010, the Group had £45,308 million of debt in issue under the Credit Guarantee Scheme. During the year, fees of £454 million paid to HM Treasury in respect of guaranteed funding were included in the Group’s income statement.

As at 31 December 2010, the Group’s overall liquidity support from public and central bank sources had reduced to £96.6 billion, compared to £157 billion at 31 December 2009. All of the remaining balance, including all the Special Liquidity Scheme and Credit Guarantee Scheme facilities, matures over the course of the next two years although the Directors believe that the Group’s balance sheet reduction plans and deposit strategy will avoid the necessity to refinance much of this.

LENDING COMMITMENTS

The formal lending commitments entered into in connection with the Group’s proposed participation on GAPS have now expired and in February 2011, the Company (together with Barclays, RBS, HSBC and Santander) announced, as a part of the ‘Project Merlin’ agreement with HM Treasury, its capacity and willingness to increase gross business lending (including to small and medium-sized enterprises) during 2011. For more information on ‘Project Merlin’ see Risk Factors – Government related risks.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

GAPS WITHDRAWAL DEED

Pursuant to the successful Rights Issue, the Company withdrew from its proposed participation in GAPS. In November 2009, the Company entered into the GAPS withdrawal deed with HM Treasury pursuant to which, among other matters, the Company paid HM Treasury £2,500 million in recognition of the benefits to the Group’s trading operations arising as a result of HM Treasury proposing to make GAPS available to the Group. Under a cost reimbursement deed, the Group agreed in November 2009 to pay for the UK Government’s set-up costs relating to the proposed participation of the Group in GAPS (including all costs of the UK Government relating to the proposed participation of the Group in, and its withdrawal from its proposed participation in GAPS) and the UK Government’s costs associated with the European Commission’s approval of state aid to the Group.

The GAPS withdrawal deed contained certain undertakings given by the Group to HM Treasury in connection with the state aid approval obtained from the European Commission (on which see the sub-section entitled ‘State Aid’ below) and its withdrawal from its proposed participation in GAPS. In particular, the Group is required to do all acts and things necessary to ensure the UK Government’s compliance with its obligations under the European Commission decision approving state aid to the Group. This undertaking includes an obligation to: (i) comply with the restructuring measures that the Group agreed to undertake; (ii) comply with the terms of the Restructuring Plan; and (iii) provide certain information to HM Treasury and do such acts as are necessary to enable compliance with the state aid approval to be monitored. The GAPS withdrawal deed also provides for the Group’s restructuring obligations to be modified in certain limited circumstances (without prejudice to any challenge to such state modifications). However, HM Treasury has undertaken that it will not, without the consent of the Company, agree modifications to the Group’s undertakings with respect to state aid which are significantly more onerous to the Company than those granted in order to obtain the state aid approval.

It was also agreed that if the European Commission adopted a decision that the United Kingdom must recover any state aid, the Group would repay all such state aid (subject to the Group’s right to challenge any such decision in the European courts).

The GAPS withdrawal deed included a number of other commitments given by the Company to HM Treasury. The Company, among other things:

(i)

acknowledged its commitment to the principle that it should be at the leading edge of implementing the G20 principles, the FSA Code on remuneration and any remuneration provisions accepted by the Government from the Walker Review, provided that this principle shall always be applied in such a way as to allow the Company to operate on a level playing field with its competitors. In addition, the Group agreed with HM Treasury the specific deferral and clawback terms which applied to bonuses in respect of the 2009 performance year;

(ii)	reaffirmed its lending commitments;

(iii)	agreed to implement a (now published) customer charter for lending to businesses;

(iv)	committed:

	a.	to ensure that its public financial statements comply with best industry practice; and

b.

to enter into discussions with HM Treasury with a view to ensuring that such public financial statements: (A) enable investors to assess the quality of the assets and liabilities of banking institutions, the financial position and performance of banking institutions and the nature and extent of risks arising from financial instruments to which banking institutions are exposed; and (B) are comparable as between similar banking institutions;

(v)

agreed to develop with the FSA, and implement, a medium term funding plan aimed at reducing dependence on short term funding to be regularly reviewed by the FSA and other members of the Tripartite Authorities; and

(vi)

agreed to implement any measures relating to personal current accounts agreed between the OFT and the UK banking industry: (i) as detailed in the OFT’s report ‘‘Personal current accounts in the UK – a follow up report, October 2009’’ and (ii) relating to fees and charges, and the terms and conditions of personal current accounts where any such measures are within the scope of current negotiations with respect thereto.

STATE AID

As part of the European Commission’s decision approving state aid to the Group, the Group was required to submit the Restructuring Plan to the European Commission in the context of a state aid review. The plan was required to contain measures to limit any competition distortions resulting from the state aid received by the Group and to restore the Group’s viability. The College of Commissioners announced its formal approval of the state aid on 18 November 2009 and concluded that the Restructuring Plan was appropriate to restore the Group’s viability, to achieve sufficient burden sharing and to off-set the distortions of competition created by the state aid.

The Restructuring Plan consists of the following principal elements: (i) the disposal of a retail banking business with at least 600 branches, a 4.6 per cent. share of the personal current accounts market in the UK and up to 19.2 per cent. of Lloyds Banking Group’s mortgage assets; (ii) an asset reduction programme to achieve £181 billion reduction in a specified pool of assets by 31 December 2014; and (iii) behavioural commitments, including commitments which restrict the Group’s ability to make certain acquisitions for approximately three to four years and not to make discretionary payments of coupons or to exercise voluntary call options on hybrid securities from 31 January 2010 until 31 January 2012, which prevents Lloyds Banking Group from paying dividends on its ordinary shares for the same duration.

The retail banking business referred to in (i) above is to be disposed of before the end of November 2013 and consists of the TSB brand, the branches, savings accounts and branch-based mortgages of Cheltenham & Gloucester, the branches and branch-based customers of Lloyds TSB Scotland and a related banking licence, additional Lloyds TSB branches in England and Wales, with branch-based customers and Intelligent Finance.

The Group is working closely with the European Commission, HM Treasury and the Monitoring Trustee appointed by the European Commission to ensure the implementation of the Restructuring Plan. On 1 March 2011, the Group announced that in order to meet its obligations under the State Aid Commitments and to ensure that the Group maintains the maximum flexibility in its options, the Group is accelerating the start of the disposal of the retail banking business referred to in (i) above.

OTHER RELATIONSHIPS WITH THE UK GOVERNMENT

The Group, in common with other financial institutions, is also working closely with a number of Government departments and agencies on various industry-wide initiatives that are intended to support the Government’s objective of greater stability in the wider financial system. These initiatives currently include the potential extension of the Bank of England’s discount window facility whereby banks and building societies can exchange eligible securities and, potentially, other asset classes for HM Treasury gilts.

REGULATION

OVERVIEW OF UK REGULATION

The FSA has responsibility under the Financial Services and Markets Act (2000) (FSMA) for the regulation and oversight of a wide range of financial services activities in the UK and is responsible for the authorisation and supervision of institutions that perform regulated activities as defined in the FSMA. As at 31 December 2010, there were 40 UK authorised institutions across the Group which are regulated by the FSA on both an individual and a consolidated basis.

REGULATORY APPROACH OF THE FSA

The FSA’s regulatory approach requires senior management of a financial institution to ensure that it takes reasonable care to organise and control its affairs responsibly and effectively and that it develops and maintains adequate risk management systems.

The FSA Handbook sets out rules and guidance across a range of issues with which financial institutions are required to comply including prudential rules relating to capital adequacy and liquidity, high level principles of business and detail conduct of business standards and reporting standards.

The UK Government has announced plans to give the Bank of England macro- and micro-prudential supervisory powers over UK regulated banks and to create a new Customer Protection and Markets Authority (to be renamed the Financial Conduct Authority) to take over the FSA’s conduct of business supervisory role, together with certain other duties from the FSA and other bodies.

OTHER BODIES IMPACTING THE REGULATORY REGIME

THE BANK OF ENGLAND AND HM TREASURY

The agreed framework for co-operation in the field of financial stability in the financial markets is detailed in the Memorandum of Understanding published jointly by the Tripartite Authorities. The Bank of England has specific responsibilities in relation to financial stability, including: (i) ensuring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems in the UK and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role and the deputy governor’s membership of the FSA’s Board. The Tripartite Authorities work together to achieve stability in the financial markets.

The Banking Act provides the Tripartite Authorities with the tools for dealing with failing institutions as part of the Special Resolution Regime (the ‘SRR’). These powers are designed to enable the Tripartite Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits pursuant to Part IV of the FSMA (each, a ‘relevant entity’) that are failing or are likely to fail to satisfy certain threshold conditions (within the meaning of section 41 of the FSMA, being the conditions that a relevant entity must satisfy in order to retain its authorisation to perform regulated activities).

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

UK FINANCIAL OMBUDSMAN SERVICE (FOS)

The FOS provides customers with a free and independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The FOS resolves disputes for eligible persons that cover most financial products and services provided in (or from) the UK. The jurisdiction of the FOS extends to include firms conducting activities under the Consumer Credit Act. Although the FOS takes account of relevant regulation and legislation, its guiding principle is to resolve cases on the basis of what is fair and reasonable; in this regard, the FOS is not bound by law or even its own precedent. The decisions made by the FOS are binding on regulated firms.

THE FINANCIAL SERVICES COMPENSATION SCHEME (FSCS)

FSCS was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. Companies within the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it. The FSCS is funded by levies on firms authorised by the FSA, including companies within the Group.

LENDING STANDARDS BOARD

The Lending Standards Board (formerly the Banking Code Standards Board) is responsible for monitoring and enforcing compliance with the Lending Code introduced on 1 November 2009, which relates to lending to private customers and small businesses.

UK OFFICE OF FAIR TRADING (OFT)

The OFT is the UK’s consumer and competition authority. Its regulatory and enforcement powers impact the banking sector in a number of ways.

UK INFORMATION COMMISSIONER’S OFFICE

The UK Information Commissioner’s Office is responsible for overseeing implementation of the Data Protection Act 1998. This Act regulates, among other things, the retention and use of data relating to individual customers. The Freedom of Information Act 2000 (the FOIA) sets out a scheme under which any person can obtain information held by, or on behalf of, a ‘public authority’ without needing to justify the request. A public authority will not be required to disclose information if certain exemptions set out in the FOIA apply.

INDEPENDENT COMMISSION ON BANKING

The Independent Commission on Banking (ICB) was established by the UK Government in June 2010 to examine the banking sector and to make recommendations on structural and related non-structural measures to promote stability and competition in the banking sector.

The ICB will make recommendations covering both:

–	Structural measures to reform the banking system and promote stability and competition, including the complex issue of separating retail and investment banking functions; and

–	Related non-structural measures to promote stability and competition in banking for the benefit of consumers and businesses.

In considering these measures the ICB will have regard to the legal and operational requirements of implementing the options under consideration, and the importance of generating practical recommendations. It will also take into account the findings of ongoing EU and international work, and inform the UK Government’s approach to international discussions on the financial system.

REGULATION

The ICB will also have regard to the Government’s wider goals of financial stability and creating an efficient, open, robust and diverse banking sector, with specific attention paid to the potential impact of its recommendations on:

–	Financial stability;

–	Lending to UK consumers and businesses and the pace of economic recovery;

–	Consumer choice;

–	The competitiveness of the UK financial and professional services sectors and the wider UK economy; and

–	Risks to the fiscal position of the Government.

The ICB published its interim report on 11 April 2011. The Group believes that its ‘through the cycle’ relationship based strategy is consistent with the aims of the ICB but at this time it is not possible to gauge the final impact of the review on the Group. The Group has cooperated fully with the ICB to date.

The final report for the Cabinet Committee on Banking is expected to be published by the end of September 2011 prior to which there will be a further period of consultation and the Group expects to continue to be at the forefront of the debate with the ICB.

For more information on the ICB and the recommendations in its interim report see Risk factors – Competition related risks – The Independent Commission on Banking and the UK Treasury Select Committee are reviewing competition in the UK Retail banking industry. The outcomes of these reviews could have a material adverse effect on the interests of the Group.

EU REGULATION

The UK has implemented all of the directives introduced under the Financial Services Action Plan. However, these directives are regularly reviewed at EU level and could be subject to change. The Group will continue to monitor the progress of these initiatives, provide specialist input on their drafting and assess the likely impact on its business.

The proposals of the Basel Committee on Banking Supervision, known as ‘Basel III’ include increased minimum levels of, and quality standards for, capital, increased risk weighting of assets and the introduction of a minimum leverage ratio and additional capital buffers. The final details of these reforms and the impact on the cost of capital are still to be clarified, particularly as the reforms are to be implemented with the European Union and within the UK.

U.S. OPERATIONS AND REGULATION

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

The Group’s US broker dealer, Lloyds Securities Inc., is subject to regulation and supervision by the US Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority with respect to its securities activities, including sales methods, trade practices, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping, the financing of customers’ purchases and the conduct of directors, officers and employees.

On 21 July 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), which provides a broad framework for significant regulatory changes that will extend to almost every area of US financial regulation. Many of the provisions of the Dodd-Frank Act and regulations which the Financial Stability Oversight Council or the Consumer Financial Protection Bureau established under the Dodd-Frank Act may adopt will affect the operations of the Group’s non-banking subsidiaries in the US, as well as Lloyds TSB Bank plc’s US banking operations. The impact of the Dodd-Frank Act and its implementing regulations on the Group’s US operations will depend on the final regulations ultimately adopted by various US regulatory authorities in 2011. See also Risk Factors – Legal and Regulatory Risks – The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a significant material adverse effect on the Group’s results of operations, financial condition and prospects for further details on the Dodd-Frank Act.

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the US State Department currently designates as state sponsors of terrorism, including Iran, Syria, Cuba, and Sudan. In January 2008, the Group introduced an enhanced financial sanctions policy which applies to all of the Group’s operations and severely restricts activity with certain high risk jurisdictions including the countries designated by the US State Department. From their acquisition in January 2009, HBOS plc and its subsidiaries became subject to the same policy and the Group has undertaken the activities necessary to implement policy requirements across the heritage-HBOS businesses. The Group continues to reduce its outstanding exposures to such states which have arisen through historical business activity. In accordance with this policy, the Group intends to engage only in new business in such jurisdictions in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues.

Since its implementation the policy has resulted in a significant reduction in the contacts that the Group had (in terms of value and volume) and the Group expects a further reduction in its contacts in the coming years. The Group does not have, and does not anticipate having, a physical presence in any of the countries designated as state sponsors of terrorism.

At 31 December 2010, the Group does not believe the Group’s business activities relating to countries designated as state sponsors of terrorism were material to its overall business.

The Group estimates that the value of the Group’s business in respect of such states represented less than 0.015 per cent of the Group’s total assets and, for the year ended 31 December 2010, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.005 per cent of its total income net of insurance claims. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

REGULATORY ACTIONS

FSA SUPERVISORY REVIEW INTO HISTORICAL HBOS DISCLOSURES

The FSA is conducting a supervisory review into the accuracy and completeness of financial disclosures, made by HBOS in connection with its capital raisings in 2008, including information as to corporate impairments disclosed in the circulars and/or prospectuses issued by HBOS in connection with such capital raisings. The Group is cooperating fully with this review.

Other legal and regulatory matters in which the Group is currently involved are discussed on page 7 under Legal Actions.

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

	Price per share (in pence) High	Price per share (in pence) Low

Annual prices:
2010	77.61	46.59
2009	140.70	40.30
2008	483.25	118.50
2007	614.00	451.25
2006	581.00	489.75
2005	509.00	439.50
2004	476.25	391.75
2003	483.00	295.75
2002	817.00	427.50
2001	772.00	590.00
2000	774.50	517.00
Quarterly prices:
2011
First quarter	69.61	58.09
2010
Fourth quarter	76.39	60.41
Third quarter	77.61	52.21
Second quarter	70.24	50.52
First quarter	64.91	46.59
2009
Fourth quarter	99.23	48.70
Third quarter	111.34	63.30
Second quarter	121.10	61.10
First quarter	140.70	40.30
Monthly prices:
April 2011	62.36	58.38
March 2011	62.88	58.09
February 2011	69.30	61.96
January 2011	69.61	61.90
December 2010	69.34	64.05
November 2010	70.25	60.41

On 6 May 2011, the closing price of shares on the London Stock Exchange was 54.00 pence, equivalent to $0.8865 per share translated at the Noon Buying Rate of $1.6417 per £1.00 on 6 May 2011.

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

LISTING INFORMATION

The following table shows the reported high and low closing prices for the ADRs in the over-the-counter market in the US.

	Price per ADR (in US dollars) High	Price per ADR (in US dollars) Low

Annual prices:
2001 (to 26 November 2001)	46.00	34.75
2000	45.27	33.50
Quarterly prices:
2001
Fourth quarter (to 26 November 2001)	43.88	38.25
Third quarter	44.00	35.50
Second quarter	43.94	38.94
First quarter	46.00	34.75

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS (in US dollars) High	Price per ADS (in US dollars) Low

Annual prices:
2010	4.85	2.92
2009	8.40	2.22
2008	38.56	7.15
2007	48.44	36.70
2006	45.41	34.72
2005	39.06	31.12
2004	36.88	29.47
2003	32.55	19.65
2002	48.55	27.85
Quarterly prices:
2011
First quarter	4.44	3.70
2010
Fourth quarter	4.83	3.78
Third quarter	4.85	3.23
Second quarter	4.37	3.05
First quarter	3.88	2.92
2009
Fourth quarter	6.44	3.21
Third quarter	7.37	4.17
Second quarter	7.36	4.10
First quarter	8.40	2.22
2008
Fourth quarter	18.80	7.15
Third quarter	27.92	15.75
Second quarter	38.56	24.46
First quarter	38.52	31.12
2007
Fourth quarter	46.95	36.70
Third quarter	47.22	41.25
Second quarter	47.20	44.72
First quarter	48.44	41.64
Monthly prices:
April 2011	4.03	3.80
March 2011	4.09	3.70
February 2011	4.44	4.04
January 2011	4.43	3.87
December 2010	4.35	4.00
November 2010	4.57	3.78

On 6 May 2011, the closing price of ADSs on the New York Stock Exchange was $3.45.

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

FEES RECEIVED TO DATE

In 2010, the Company received from the depositary $1,572,758 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

DIVIDENDS

As a result of the UK Government’s investment in the Group as part of the initial recapitalisation by the Company in November 2008, the rights issue announced in November 2009 and our participation in the Credit Guarantee Scheme, the Group has been deemed to have accepted state aid and subsequently the European Commission required the Group to undertake a restructuring plan. This, amongst other things, includes a behavioural commitment not to make discretionary payments of coupons or to exercise voluntary call options on hybrid securities from 31 January 2010 until 31 January 2012. This also prevents the Group from paying dividends on its ordinary shares for the same duration.

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

The table below sets out the interim and final dividends which were declared in respect of the ordinary shares for fiscal years 2003 through 2010. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date.

	Interim dividend per share (£)	Interim dividend per share ($)	Final dividend per share (£)	Final dividend per share ($)

2003	0.107	0.178	0.235	0.421
2004	0.107	0.190	0.235	0.447
2005	0.107	0.189	0.235	0.433
2006	0.107	0.202	0.235	0.468
2007	0.112	0.228	0.247	0.482
2008	0.114	0.203	—	—
2009	—	—	—	—
2010	—	—	—	—

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

A summary of the material provisions of Lloyds Banking Group plc’s memorandum and articles of association is set out below. This is unchanged from the summary that was incorporated into Lloyds Banking Group plc’s annual report on Form 20-F for the year ended 31 December 2009 filed with the SEC on 13 May 2010.

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

–

to approve an acquisition or disposal by Lloyds Banking Group plc or any of its subsidiaries in circumstances in which the approval of shareholders in general meeting is either required by virtue of securities of Lloyds Banking Group plc being listed on a recognised exchange, or is sought by the directors, due to the significance of the transaction; or

–	for the winding-up of Lloyds Banking Group plc; or

–	to vary the rights of the limited voting shares.

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

–

on the day following the last date on which an amount could become due and payable to a holder of limited voting shares under a deed of covenant in favour of the Lloyds TSB Foundations. A deed of covenant is a legal document which records the obligation of one person to pay a specified sum to another for a specified number of years; or

–

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

–

Lloyds Banking Group plc is prohibited from consolidating or subdividing any of the ordinary shares without consolidating or subdividing the limited voting shares in a like manner and to a like extent; and

–

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

The directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares (not being fully paid shares) provided that, where any such shares are admitted to the Official List of the UK Financial Services Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The directors may also decline to register a transfer unless either:

–	the instrument of transfer complies with the requirements of the Articles of Association and the transfer is in respect of only one class of shares; or

–	the transfer is in favour of not more than four persons as the transferee.

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

The directors shall refuse to register the transfer of any share on which Lloyds Banking Group plc has a lien and shall refuse to register the transfer of any limited voting share unless the same is:

–	between existing holders of limited voting shares; or

–	under a scheme established or order made by the Charity Commissioners or by the Court to a transferee having charitable objects; or

–

in the course of a winding-up to an institution having charitable objects which prohibit distributions of income and property to members to at least the same extent as is imposed on the transferor by its Memorandum of Association; or

–	at the direction of the crown to another charity having similar objects.

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

–

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

–	may be a party to, or otherwise interested in, any contract, transaction or arrangement with a relevant company;

–	may (and any firm of which he is a partner, employee or member may) act in a professional capacity for any relevant company (other than as auditor) and be remunerated therefor;

–	may have an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

–	may have an interest, or a transaction or arrangement giving rise to such an interest, of which the director is not aware; and

–	may have any other interest authorised under the Articles of Association or by shareholder resolution.

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

OTHER NON-UK RESIDENT PERSONS

Subject to the provisions set out above under Individuals, other than US holders, temporarily non-resident in the UK, shareholders or ADS holders who are neither resident nor ordinarily resident in the UK generally will not be liable for UK tax on chargeable gains unless they carry on a trade, profession or vocation in the UK through a branch or agency and the ordinary shares or ADSs are or have been used or held by or for the purposes of the branch or agency, in which case such shareholders or ADS holders might, depending on individual circumstances, be liable to UK tax on chargeable gains on any disposition of ordinary shares or ADSs. An individual holder of ordinary shares or ADSs who is only temporarily not resident in the UK may, under anti-avoidance legislation, still be liable for UK tax on chargeable gains realised, subject to any available exemption, relief and/ or foreign tax credit.

TAXATION OF DIVIDENDS

UK RESIDENTS

Lloyds Banking Group plc will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs.

An individual shareholder or ADS holder who is resident in the UK for tax purposes will be entitled to a tax credit in respect of any dividend received from Lloyds Banking Group plc and will be taxable on the gross dividend, which is the aggregate of the dividend received and related tax credit. The value of the tax credit will be equal to one-ninth of the dividend received (and, therefore, 10 per cent of the gross dividend). The gross dividend will be treated as an individual’s marginal taxable income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. A UK resident individual shareholder or ADS holder who is liable to income tax at the higher rate (40 per cent for the 2010-11 tax year) will be subject to tax at the rate applicable to dividends for such shareholders or ADS holders (32.5 per cent for the 2010-11 tax year) on the gross dividend. The tax credit will be set against but will not fully discharge such shareholders’ or ADS holders’ tax liability on the gross dividend and they will have to pay additional tax equal to 22.5 per cent of the gross dividend, being 25 per cent of the dividend received, to the extent that such sum, when treated as marginal income, falls above the threshold for the higher rate of income tax.

With effect from 6 April 2010, a new tax rate of 50 per cent applies for taxable non-savings and savings income above £150,000. Dividends which would otherwise be taxable at the new 50 per cent rate would, however, be liable to income tax at a new rate of 42.5 per cent.

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

US HOLDERS

Lloyds Banking Group plc will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs to a US holder. US holders of ADSs or ordinary shares who receive a dividend from Lloyds Banking Group plc will not have any UK tax to pay in respect of the dividend.

OTHER NON-UK RESIDENT PERSONS

Lloyds Banking Group plc will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs to a holder, other than a US holder, who is not resident for tax purposes in the UK.

Holders of ordinary shares or ADSs, other than US holders, who are not resident for tax purposes in the UK and who receive a dividend from Lloyds Banking Group plc will not have any UK tax to pay in respect of the dividend, but will not normally be able to claim any additional payment in respect of the dividend from the UK HM Revenue & Customs under any applicable Double Tax Treaty.

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

Where Lloyds Banking Group plc issues ordinary shares or a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary to facilitate the issue of ADSs to him representing the ordinary shares or to a person providing clearance services (or their nominee or agent), a liability to UK stamp duty or SDRT at the rate of 1.5 per cent (rounded up to the next multiple of £5 in the case of the stamp duty) of either the issue price or, in the case of transfer, the listed price of the ordinary shares, calculated in sterling, will arise. Where a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary or clearance services this charge will generally be payable by the person receiving the ADSs or transferring the ordinary shares into the clearance service.

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

US FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material US federal income tax consequences of the ownership and disposition of ADSs or ordinary shares to the US holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to hold such securities. The summary applies only to US holders that hold ADSs or ordinary shares as capital assets and does not address special classes of holders, such as:

–	certain financial institutions;

–	dealers or traders in securities who use a mark-to-market method of tax accounting;

–	holders holding ADSs or ordinary shares as part of a hedge, straddle, conversion or other integrated transaction;

–	holders whose functional currency for US federal income tax purposes is not the US dollar;

–	holders liable for alternative minimum tax;

–	holders who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

–	tax-exempt entities, including ‘individual retirement accounts’ or ‘Roth IRAs’;

–	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States;

–	partnerships or other entities classified as partnerships for US federal income tax purposes; or

–	holders that own or are deemed to own 10 per cent or more of the voting shares of Lloyds Banking Group plc.

TAXATION

If an entity that is classified as a partnership for US federal income tax purposes holds ADSs or ordinary shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular US federal income tax consequences of holding and disposing of the ADSs or ordinary shares.

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

This summary is based upon tax laws of the US including the Internal Revenue Code of 1986, as amended (the Code), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. Prospective purchasers of the ADSs or ordinary shares should consult their tax advisers as to the US, UK or other tax consequences of the ownership and disposition of such securities in their particular circumstances, including the effect of any US state or local tax laws.

As used herein, a ‘US holder’ is a beneficial owner of ADSs or ordinary shares that is, for US federal income tax purposes:

–	a citizen or resident of the United States;

–	a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States or of any political subdivision thereof; or

–	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

In general, a US holder who owns ADSs should be treated as the owner of the underlying shares represented by those ADSs for US federal income tax purposes. Accordingly, no gain or loss should be recognised if a US holder exchanges ADSs for the underlying shares represented by those ADSs.

TAXATION OF DISTRIBUTIONS

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of Lloyds Banking Group plc’s current or accumulated earnings and profits (as determined in accordance with US federal income tax principles). Because Lloyds Banking Group plc does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US holders as dividends. The dividends will generally be foreign-source dividend income to US holders and will not be eligible for the dividends-received deduction generally allowed to US corporations under the Code.

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, certain dividends paid by qualified foreign corporations to certain non-corporate US holders in taxable years beginning before 1 January 2013 are taxable at a maximum tax rate of 15 per cent. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where the Company’s ADSs are traded. US holders should consult their tax advisers to determine whether the favourable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

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

TAXATION OF CAPITAL GAINS

Gain or loss realised by a US holder on a sale or exchange of ADSs or ordinary shares will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realised on the disposition, in each case as determined in US dollars. Gains or losses, if any, will generally be US source and will be long-term if the ADSs or ordinary shares were held for more than one year.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividends paid on, and the sale proceeds from, ADSs or ordinary shares that are made within the US or through certain US-related financial intermediaries generally are subject to information reporting requirements, and may be subject to backup withholding, unless the US holder:

–	is an exempt recipient, or

–	in the case of backup withholding, the US holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

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

RISK FACTORS

Set out below are certain risk factors which could affect Lloyds Banking Group’s future results and cause them to be materially different from expected results. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties Lloyds Banking Group’s businesses face. For information on Lloyds Banking Group’s risk management policies and procedures, see Operating and financial review and prospects – Risk management.

GOVERNMENT RELATED RISKS

The Commissioners of HM Treasury is the largest shareholder of the Company. Through its shareholding in, and other relationships with, the Company, HM Treasury is in a position to exert significant influence over the Group and its business.

HM Treasury holds approximately 40.6 per cent. of the ordinary share capital of the Company. In the longer term, it is possible that the shareholding of HM Treasury may be diluted upon any further equity capital raising or potential conversion of the Company’s enhanced capital notes (the Enhanced Capital Notes or ECNs) into ordinary shares pursuant to their terms, although, in such case, it is expected that HM Treasury would remain a significant shareholder in the Company. In the longer term, it is also possible that the Group may seek to raise further capital or to obtain other support from the UK Government, which could result in an increase in HM Treasury’s shareholding in the Company.

No formal relationship agreement has been concluded between the Group and the UK Government in respect of its shareholding in the Company and no express measures are in place to limit the level of influence which may be exercised by HM Treasury. However, the relationship falls within the scope of the revised framework document between HM Treasury and UK Financial Investments Limited (UKFI) published on 1 October 2010, which states that UKFI will manage the UK financial institutions in which HM Treasury holds an interest ‘on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined herein) (including with respect to individual lending or remuneration decisions)’. The framework document also makes it clear that such UK financial institutions will continue to be separate economic units with independent powers of decision. Nevertheless, there is a risk that HM Treasury might seek to exert influence over the Group in relation to matters including, for example, commercial and consumer lending policies and management of the Group’s assets and/or business. There is also a risk of the existing framework document between HM Treasury and UKFI being replaced or amended, leading to interference in the operations of the Group, although there has been no indication that the UK Government intends to change the existing operating arrangements.

There is also a risk that, through the interest of HM Treasury in the Company, the UK Government and HM Treasury may attempt to influence the Group in other ways that would have a material adverse effect on the Group’s business, including, for example, through the election of directors, the appointment of senior management at the Company, staff remuneration policies, lending policies and commitments and management of the Group’s business (in particular, the management of the Group’s assets such as its existing retail and corporate loan portfolios, significant corporate transactions and the issue of new ordinary shares). Moreover, HM Treasury also has interests in other UK financial institutions, as well as an interest in the general health of the UK banking industry and the wider UK economy. The pursuit of those interests may not always be aligned with the commercial interests of the Group.

The Group is subject to European state aid obligations following the approval of its restructuring plan. The implementation of this restructuring plan may have consequences that are materially adverse to the interests of the Group. Moreover, should the Group require additional state aid in the future, further restructuring measures could be required and these may be materially adverse to the interests of the Group.

On 18 November 2009 the European Commission approved a Restructuring Plan that the Group was required to submit as a result of HM Treasury’s investment in the Company in the context of the placing and open offer in November 2008. The principal elements of the plan address competition distortions from the state aid that the Group has received, including HM Treasury’s subsequent participation in the Company’s placing and compensatory open offer in June 2009 and the Rights Issue in November 2009, as well as measures to ensure the Group’s future as a stable bank and to address any commercial benefit received by the Group following its announcement in March 2009 of its then intention to participate in GAPS. The approval also covered the Group’s participation in HM Treasury’s Credit Guarantee Scheme from October 2008 up to June 2010. In the deed of withdrawal from GAPS in November 2009 (the GAPS Withdrawal Deed) the Company agreed with HM Treasury to comply with the terms of the European Commission’s decision.

The Group is subject to a variety of risks as a result of implementing the Restructuring Plan. There can be no assurance that the price that the Group receives for any assets disposed of in accordance with the Restructuring Plan will be at a level which the Group considers adequate or which it could obtain if the Group was not disposing of such assets in accordance with the Restructuring Plan. In particular, should the Group fail to complete the disposal of the retail banking business that it is required to divest by the end of November 2013, a divestiture trustee will be appointed to conduct the sale, with a mandate to complete the disposal with no minimum price (including at a negative price). As a direct consequence of implementing the Restructuring Plan, the Group will lose existing customers, deposits and other assets (and may also lose additional customers, deposits and other assets indirectly through damage to the rest of the Group’s business as a result of implementing the Restructuring Plan). It may also lose the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Moreover implementation may result in disruption to the retained businesses, impacting customers and necessitating potentially significant separation costs. Implementation may also have a negative impact on the Group’s competitive position, including through the emergence of new competitors.

Should the Group require further state aid that was not covered in the European Commission’s approval decision of 18 November 2009, the Group may have to commit to further restructuring measures, which could be materially adverse to the interests of the Group.

For more detail on the principal elements of the restructuring plan and associated timescales see Operating and financial review and prospects – Risk management – State funding and state aid.

The Group has agreed to undertakings with HM Treasury in relation to the operation of its business. The Group has also agreed to certain other commitments in the GAPS Withdrawal Deed, and subsequently. These undertakings and commitments could have a material adverse effect on the Group’s results of operations, financial condition and prospects and limit operational flexibilities.

In connection with HM Treasury’s participation in the placing and open offers in November 2008 and June 2009, the Group’s participation in the Credit Guarantee Scheme and its then proposed participation in GAPS, the Group provided undertakings aimed at ensuring that the acquisition by HM Treasury of the Group’s shares and the participation of the Group in the UK Government funding scheme was consistent with the then current European state aid clearance. These undertakings included (i) supporting UK Government policy in relation to mortgage lending and lending to businesses through to the end of February 2011; (ii) regulating the remuneration of management and other employees; and (iii) regulating the rate of growth of the Group’s balance sheet.

RISK FACTORS

The formal lending commitments described above have now expired. In February 2011, the Group (together with Barclays, HSBC, RBS and Santander) announced, as a part of the ‘Project Merlin’ agreement with HM Treasury, its capacity and willingness to increase its gross business lending (including to small and medium-sized enterprises) during the 2011 calendar year. At the same time, the Group (together with Barclays, HSBC and RBS) announced its intentions in relation to a number of other areas, including its continuing support for the recommendations of the BBA Business Finance Taskforce, certain aspects of remuneration policy and its support for the proposed Business Growth Fund and Big Society Bank.

The ‘Project Merlin’ agreement is not a formal contract between the Group and HM Treasury. However, there is a risk that current or future requirements introduced by HM Treasury could have a materially adverse effect on the operations of the Group.

BUSINESS AND ECONOMIC RISKS

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the UK and other markets in which it operates. Adverse developments, particularly in the UK, could cause the Group’s earnings and profitability to decline.

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the United Kingdom, in which the Group’s earnings are predominantly generated. Any significant deterioration in the UK and/or other economies in which the Group operates could have a material adverse impact on the future results of operations of the Group. Additionally, the profitability of the Group’s businesses could be affected by increased insurance and other claims arising from market factors such as increased unemployment, which may continue even following the return to economic growth in certain parts of the markets in which the Group operates. Significantly higher unemployment in the UK and elsewhere, reduced corporate profitability, reduced personal non-salary income levels, increased personal and corporate insolvency rates, increased tenant defaults and/or increased interest rates may reduce borrowers’ ability to repay loans and may cause prices of residential or commercial real estate or other asset prices to fall further, thereby reducing the collateral value on many of the Group’s loans. These, in turn, would cause increased impairments.

The Group has significant exposures, particularly by way of loans, in a number of overseas jurisdictions, notably the Republic of Ireland, Spain, Australia and the United States, and is therefore subject to a variety of risks relating to the performance of those economies as well.

Any downgrade of the UK sovereign credit rating or the credit rating of any other country in which the Group has significant exposures, or the perception that such a downgrade may occur, may severely destabilise the markets and the UK economy and have a material adverse effect on the Group’s operating results, financial condition and prospects. This might also include impact on the Group’s own credit ratings, borrowing costs and ability to fund itself. These risks are exacerbated by concerns over the levels of the public debt of, and the weakness of the economies in, Italy, the Republic of Ireland, Greece, Portugal, and Spain in particular. Further instability in these countries or others might lead to contagion, which may have a material adverse effect on the Group’s operating results, financial condition and prospects.

The exact nature and extent of these risks is difficult to predict and protect against in view of (i) the severity of the recent global financial crisis, (ii) difficulties in predicting whether any recovery will be sustained and at what rate, and (iii) the fact that many of the risks related to the business are totally, or in part, outside the control of the Group.

The Group’s businesses are inherently subject to the risk of market fluctuations, which could materially adversely affect its results of operations, financial condition and prospects.

The Group’s businesses are inherently subject to risks in financial markets and in the wider economy, including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that its customers act in a manner which is inconsistent with business, pricing and hedging assumptions.

Market movements will continue to have a significant impact on the Group in a number of key areas. For example, adverse market movements have had and would have an adverse effect, which could be material, upon the financial condition of the pension schemes of the Group. Banking and trading activities that are undertaken by the Group are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. For example, changes in interest rate levels, interbank margins over official rates, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in official and wholesale market rates.

The insurance businesses of the Group face market risk arising, for example, from equity, bond and property markets in a number of ways depending upon the product and associated contract; for example, the annual management charges received in respect of investment and insurance contracts fluctuate, as do the values of the contracts, in line with the markets. Some of these risks are borne directly by the customer and some are borne by the insurance businesses. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets. There is a risk that the insurance businesses will bear some of the cost of such guarantees and options. The insurance businesses also have capital directly invested in the markets that are exposed to market risk. The performance of the investment markets will thus have a direct impact upon the embedded value of insurance and investment contracts and the Group’s operating results, financial condition and prospects. Adverse market conditions affect investor confidence, which in turn can result in lower sales and/or reduced persistency.

Changes in foreign exchange rates affect the value of assets and liabilities denominated in foreign currencies. Such changes and the degree of volatility with respect thereto may affect earnings reported by the Group. In the Group’s international businesses, earnings and net assets are denominated in local currencies, which will fluctuate with exchange rates in pounds sterling terms. It is difficult to predict with any accuracy changes in market conditions, and such changes may have a material adverse effect on the Group’s operating results, financial condition and prospects.

The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.

The markets for UK financial services, and the other markets within which the Group operates, are highly competitive, and management expects such competition to intensify in response to competitor behaviour, consumer demand, technological changes, and the impact of consolidation, regulatory actions and other factors. The Group’s financial performance and its ability to capture additional market share depends significantly upon the competitive environment and management’s response thereto. Intervention by the UK Government and/or European bodies and/or governments of other countries in which the Group operates may impact the competitive position of the Group relative to its international competitors, which may be subject to different forms of government intervention, thus potentially putting the Group at a competitive disadvantage. Additionally, one effect of implementing the Restructuring Plan may be the emergence of one or more new viable competitors in the UK banking market or a material

RISK FACTORS

strengthening of one or more of the Group’s existing competitors in that market. Any of these factors or a combination thereof could result in a significant reduction in the profit of the Group.

Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments have had, and may continue to have in the future, a further material adverse effect on the Group’s results of operations, financial condition and prospects.

The Group has material exposures to securities and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by the Group at fair value. These have been and may be subject to further negative fair value adjustments, particularly in view of unsettled market conditions and the fragility of the economic recovery. Although the Board of Directors of the Company (the Board) believes that overall impairment charges for the Group have peaked, asset valuations in future periods, reflecting prevailing market conditions, may result in further negative changes in the fair values of the Group’s financial assets and these may also translate into increased impairment charges. In addition, the value ultimately realised by the Group for its securities and other investments may be lower than their current fair value. Any of these factors could require the Group to record further negative fair value adjustments, which may have a material adverse effect on its operating results, financial condition or prospects.

The Group has made asset redesignations as permitted by amendments to IAS 39 (Financial Instruments: Recognition and Measurement). The effect of such redesignations has been, and would be, that any effect on the income statement of movements in the fair value of such redesignated assets that have occurred since 1 July 2008, in the case of assets redesignated prior to 1 November 2008, or may occur in the future, may not be recognised until such time as the assets become impaired or are disposed of.

In addition, in circumstances where fair values are determined using financial valuation models, the Group’s valuation methodologies may require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain, particularly in light of the uncertainty as to the strength of any global recovery and continuing downside risks, and any consequential impairments or write-downs could have a material adverse effect on the Group’s operating results, financial condition and prospects.

The Group may fail to realise the benefits anticipated from, or may incur unanticipated costs or other risks associated with, the acquisition of HBOS. As a consequence, the Group’s results of operations, financial condition and prospects may suffer.

The continued integration of the HBOS Group into the Group is complex, expensive and presents a number of challenges for both the heritage Lloyds TSB Group and the HBOS Group. The Group believes that it will achieve its reported anticipated cost synergies as well as other operating efficiencies and business growth opportunities, revenue benefits and other benefits from the acquisition of HBOS. However, such benefits may not develop, may be delayed, or those which may be achieved may be materially different from those which have been estimated. To the extent that the Group incurs higher integration costs or achieves lower revenue benefits or fewer cost savings than expected, its operating results, financial condition and prospects may suffer.

The Group may also face a number of other risks with respect to the acquisition of HBOS including losing key employees, failure to unify financial reporting and internal control procedures, diversion of management attention from ongoing business concerns and risks relating to possible differences between the two heritages’ business cultures, risk management, compliance systems and processes, controls, procedures, systems, accounting practices and implementation of accounting standards.

CREDIT-RELATED RISKS

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet.

The Group has exposures to many different products and counterparties, and the credit quality of its exposures can have a significant impact on its earnings. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties, or in their behaviour or businesses, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors, including increased unemployment, reduced asset values, increased personal or corporate insolvency levels, reduced corporate profits, increased interest rates or higher tenant defaults.

All lending is dependent on the Group’s assessment of the customers’ ability to repay and there is an inherent risk that the Group has incorrectly assessed the credit quality or willingness to pay of borrowers, possibly as a result of incomplete or inaccurate disclosure by those borrowers.

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

If contagion from the Irish government 2010 bail-out spreads to other Eurozone economies, or the UK government austerity measures and public spending cuts result in the UK economic recovery slowing or faltering, the Group’s lending portfolios could generate substantial impairment losses which could materially affect its operations, financial condition and prospects. At present, default rates are cushioned by low rates of interest which have improved customer affordability, but the risk remains of increased default rates as interest rates start to rise.

Although the Board believes that overall impairments for the Group have peaked, the risk remains that further material impairments in the Group’s portfolios could emerge, particularly in the event of any further significant deterioration in the economic environment. The performance of some of the Group’s exposures might deteriorate further even in the absence of further economic decline, particularly in the Republic of Ireland, where impairment charges recorded by the Group increased significantly in 2010. The Irish government’s 2010 bail-out measures have added to political and economic instability in the Republic of Ireland. Any unforeseen material further impairments could have a significant adverse effect on the Group’s operations, financial condition and prospects.

Concentration of credit and market risk could increase the potential for significant losses.

The Group has exposure to concentration risk where its business activities focus particularly on a similar type of customer, product, industrial sector or geographic location, including the UK market.

RISK FACTORS

As a result of the acquisition of HBOS, the composition of the Group’s wholesale portfolio materially changed, with much larger sectoral concentrations (for example in real estate, leveraged lending, asset-backed securities and floating rate notes issued by financial institutions) and substantially greater overseas exposures, particularly in the Republic of Ireland, Australia and the U.S.

The acquisition of HBOS has, in some cases, increased the Group’s exposure to concentration risk, since the combination of the two portfolios inevitably gave rise to some greater concentrations than would otherwise have been permitted. Market conditions at present mean that it is difficult to achieve the required level of sales to ameliorate these concentrations.

The Group has significant property exposure, meaning that further decreases in residential or commercial property values and/or further tenant defaults are likely to lead to higher impairment charges, which could materially affect its operations, financial condition and prospects. HBOS had material exposure to the commercial real estate sector, including hotels and residential property developers, which has been particularly adversely affected by the recessionary environment. These concentrations in cyclically weak sectors, as well as exposure at various levels of the capital structure, mean that the heritage HBOS wholesale business is exposed to high and volatile levels of impairments.

The Group’s corporate lending portfolio also contains substantial exposure to mid-sized and private companies, leveraged finance and subordinated loans. These concentrations in cyclically weak sectors, coupled with a heritage HBOS strategy of supporting UK entrepreneurs and taking exposure at various levels of the capital structure, continue to give rise to significant single name and risk capital exposure.

The heritage HBOS portfolio in the Republic of Ireland is heavily exposed to the commercial and residential real estate sectors, which have been negatively impacted by the economic recession, whilst the portfolio in Australia has material exposure to real estate and leveraged lending. In the United States there are notable exposures to sectors such as gaming and real estate, which are cyclically weak and have been negatively impacted by the economic recession. As in the UK, the heritage HBOS portfolio overseas is also particularly exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.

The Group’s efforts to diversify or hedge its credit portfolio against concentration risks may not be successful and any concentration of credit risk could increase the potential for significant losses in its credit portfolio. In addition, any disruption in the liquidity or transparency of the financial markets may result in the Group’s inability to sell or syndicate securities, loans or other instruments or positions held, thereby leading to increased concentrations of such positions. These concentrations could expose the Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing the Group to take write-downs. Moreover, the inability to reduce the Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on the Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could adversely affect the Group’s operating results, financial condition and prospects.

The Group may be forced to record further credit valuation adjustments on securities insured or guaranteed by such parties, which could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

The Group has credit exposure to market counterparties through securities insured or guaranteed by such parties and credit protection bought from such parties with respect to certain over-the-counter derivative contracts, mainly credit default swaps (CDSs) which are recorded at fair value. The fair value of these CDSs and other securities, and the Group’s exposure to the risk of default by the underlying counterparties, depend on the valuation and the perceived credit risk of the instrument insured or guaranteed or against which protection has been bought. Market counterparties have been adversely affected by their exposure to residential mortgage-linked products, and their perceived creditworthiness has deteriorated significantly since 2007. Although the Group seeks to limit and manage direct exposure to market counterparties, indirect exposure may exist through other financial arrangements and counterparties. If the financial condition of market counterparties or their perceived creditworthiness deteriorates further, the Group may record further credit valuation adjustments on the underlying instruments insured by such parties. Any primary or indirect exposure to the financial condition or creditworthiness of these counterparties could have a material adverse impact on the results of operations, financial condition and prospects of the Group.

FINANCIAL SOUNDNESS RELATED RISKS

The Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets continues to be limited or becomes more limited. The Group continues to be reliant on various legacy government and central bank facilities and will face refinancing risk as transactions under these facilities mature.

The Group’s profitability or solvency could be adversely affected if access to liquidity and funding is constrained or made more expensive for a prolonged period of time. Whilst the Group expects to have sufficient access to liquidity to meet its funding requirements even in a stressed scenario, under extreme and unforeseen circumstances a prolonged and severe restriction on the Group’s access to liquidity (including government and central bank facilities) could affect the Group’s ability to meet its financial obligations as they fall due or to fulfil its commitments to lend, and in such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access. This may have a material impact on the Group’s solvency, including its ability to meet its regulatory minimum liquidity requirements. These risks can be exacerbated by many enterprise-specific factors, including an over-reliance on a particular source of funding, or changes in credit ratings as well as market-wide phenomena such as market dislocation, regulatory change and major disasters.

There is also a risk that corporate and institutional counterparties may look to reduce aggregate credit exposures to the Group (or to all banks) which could increase the Group’s cost of funding and limit its access to liquidity. In addition, the funding structure employed by the Group may prove to be inefficient giving rise to a level of funding cost that is not sustainable longer term. The funding needs of the Group may increase and such increases may be material. The Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets, certain legacy central bank liquidity facilities and the legacy Credit Guarantee Scheme to meet its funding needs. The ability of the Group to gain access to wholesale and retail funding sources on satisfactory economic terms is subject to a number of factors outside its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and loss of confidence in the UK banking system, any of which could affect the Group’s profitability or, in the longer term under extreme circumstances, its ability to meet its financial obligations as they fall due.

Medium-term growth in the Group’s lending activities will depend, in part, on the availability of retail deposit funding on appropriate terms, for which there is increasing competition. See Risk factors – Business and economic risks – The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures. This reliance has increased in the recent past given the difficulties in accessing wholesale funding. The ongoing availability of retail deposit funding on

RISK FACTORS

appropriate terms is dependent on a variety of factors outside the Group’s control, such as general economic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and in the Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on the Group’s margins and affect profit, and a lack of availability of retail deposit funding could impact on the Group’s future growth.

Any loss in consumer confidence in the Group could significantly increase the amount of retail deposit withdrawals in a short space of time. Should the Group experience an unusually high and unforeseen level of withdrawals, in such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access, which could have a material impact on the Group’s solvency.

The Group has relied substantially on the legacy Bank of England liquidity facilities as well as the legacy Credit Guarantee Scheme. The Group will face a refinancing concentration during 2011 and 2012 associated with the maturity of the Special Liquidity Scheme and Credit Guarantee Scheme issuance undertaken by the Group prior to the closure of those schemes. While the Group expects that the impact of this refinancing concentration can be mitigated by a combination of alternative funding and reductions in the Group’s net wholesale funding requirement, there can be no assurance that these mitigation efforts will be successful, which could lead to serious liquidity constraints and adversely impact solvency.

If the continuing difficulties in the wholesale funding markets are not resolved or central bank provision of liquidity to the financial markets is abruptly curtailed, or the Group’s credit ratings are downgraded, it is likely that wholesale funding will prove even more difficult to obtain. Such increased refinancing risk, in isolation or in concert with the related liquidity risks noted above, could have a material adverse effect on the Group’s profitability and, in the longer term under extreme and unforeseen circumstances, its ability to meet its financial obligations as they fall due.

The Group has been and could continue to be negatively affected by the soundness and/or the perceived soundness of other financial institutions, which could result in significant systemic liquidity problems, losses or defaults by other financial institutions and counterparties, and which could materially adversely affect the Group’s results of operations, financial condition and prospects.

The Group is subject to the risk of deterioration of the commercial soundness and/or perceived soundness of other financial services institutions within and outside the United Kingdom. Financial services institutions that deal with each other are interrelated as a result of trading, investment, clearing, counterparty and other relationships. This presents systemic risk and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have an adverse effect on the Group’s ability to raise new funding. One potential source of increased systemic risk is presented by the market’s perception of Eurozone sovereign and bank borrowers in Italy, the Republic of Ireland, Greece, Portugal and Spain, as reflected in the quoted prices of bonds and credit default swaps for these borrowers.

The Group routinely executes a high volume of transactions with counterparties in the financial services industry, resulting in a significant credit concentration. A default by, or even concerns about the financial resilience of, one or more financial services institutions could lead to further significant systemic liquidity problems, or losses or defaults by other financial institutions, which could have a material and adverse effect on the Group’s results of operations, financial condition and prospects.

The Group’s borrowing costs and access to the capital markets is dependent on a number of factors, and increased costs or reduction in access could materially adversely affect the Group’s results of operations, financial condition and prospects.

Reduction in the credit ratings of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience, could significantly increase its borrowing costs, limit its access to the capital markets and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. Therefore, any further reduction in credit ratings or deterioration of market perception could materially adversely affect the Group’s access to liquidity and competitive position, increase its funding costs and, hence, have a material adverse effect on the Group’s business, financial position and results of operations. These material adverse effects could also follow from a reduction in the credit ratings of the Bank, HBOS or BOS.

The Group’s borrowing costs and access to capital markets could also be affected by regulatory developments such as Basel III or the Capital Requirements Directive, for example restrictions on the treatment of Contingent Convertible Bonds or the imposition of Capital Surcharges. Unfavourable developments could materially adversely affect the Group’s access to liquidity, increase its funding costs and, hence, have a material adverse effect on the Group’s business, financial position and results of operations.

The Group is subject to the risk of having insufficient capital resources to meet the minimum required by regulators.

A perceived or actual shortage of capital could result in actions or sanctions, which may have a material adverse effect on the Group’s business, including its operating results, financial condition and prospects. This, in turn, may affect the Group’s capacity to continue its business operations, pay future dividends or pursue acquisitions or other strategic opportunities, impacting future growth potential. In response, if the Group raises additional capital through the issuance of share capital or capital instruments, existing shareholders or holders of debt of a capital nature may experience a dilution of their holdings.

The circumstances which could give rise to shortages of capital and force the Group to raise additional capital include the following:

•

The Group may experience a depletion of its capital resources through increased costs or liabilities incurred as a result of the crystallisation of any of the other risk factors described elsewhere in this section.

•	The Group may experience an increased demand for capital. For example:

–

The Group is subject to extensive regulation and regulatory supervision in relation to the levels of capital in its business. The Group currently meets, and expects to continue to meet, all regulatory capital requirements. However, the FSA could, for example, impose new or revised minimum and buffer capital requirements, apply increasingly stringent stress case scenarios and/or change the manner in which it applies existing regulatory requirements to the Group.

–

The Group’s reported regulatory capital requirements depend upon the level of risk weighted assets calculated from the Group’s Basel II approved models. These are subject to regular review on a rolling basis to ensure that they remain appropriate in prevailing economic and business conditions. Additionally the Group is currently effecting a programme of new model roll-out and is in the process of some model replacement as a part of the integration of the HBOS and Lloyds TSB businesses. These reviews and new models may lead to increased levels of risk weighted assets, and so to lower reported capital ratios.

RISK FACTORS

–

The proposals of the Basel Committee on Banking Supervision, known as ‘Basel III’, include increased minimum levels of, and quality standards for, capital, increased risk weighting of assets and the introduction of a minimum leverage ratio and additional capital buffers. The final details of these reforms and the impact on the cost of capital are still to be clarified, particularly as the reforms are to be implemented within the European Union and within the UK, and could impact the Group more severely than currently forecast.

–

The Group’s life assurance and general insurance businesses in the UK are subject to capital requirements prescribed by the FSA, and the Group’s life and general insurance companies outside the UK are subject to local regulatory capital requirements. Solvency II, a fundamental review of the capital adequacy regime for the European insurance industry, aims to establish a revised set of EU-wide capital requirements where the required regulatory capital will be dependent upon the risk profile of the entities, together with risk management standards, that will replace the current Solvency I requirements. Solvency II is still in development, but there is a risk that the final regime could increase the planned amount of regulatory capital which the Group’s life assurance and general insurance businesses are required to hold, thus decreasing the amount of capital available for other uses.

The Group may also experience pressure to increase its capital ratios as a result of market expectations arising from increased capital levels or targets amongst its peer banks or through the views of rating agencies or investors.

For more detail on capital management see Operating and financial review and prospects – Risk management – Financial soundness.

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

Customer behaviour in the life and pensions insurance business may result in increased propensity to cease contributing to or cancel insurance policies at a rate in excess of applicable business assumptions. Consequent reduction in policy persistency and fee income would have an adverse impact upon the profitability of the life and pensions business of the Group. The rate at which employee pension scheme members cease employment affects the aggregate amount of benefits payable by the schemes. This rate may differ from applicable business assumptions. Variances may increase the size of the Group’s aggregate pension liabilities and may adversely affect the Group’s financial condition and results of operations.

The general insurance businesses of the Group are exposed to the risk of uncertain insurance claim rates. For example, extreme weather conditions can result in high property damage claims, higher levels of theft can increase claims on home insurance and changes to unemployment levels can increase claims on loan protection insurance. These claims rates may differ from business assumptions and negative developments may adversely affect the Group’s financial condition and results of operations.

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

LEGAL AND REGULATORY RISKS

The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a significant material adverse effect on the Group’s results of operations, financial condition and prospects.

The Group’s businesses are subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK, the European Union and the other markets where it operates. This is particularly the case in the current market environment, which is witnessing increased levels of government and regulatory intervention in the banking sector, which the Group expects to continue for the foreseeable future. The UK Government, the FSA and other regulators in the UK, the European Union or overseas may intervene further in relation to areas of industry risk already identified, or in new areas, which could adversely affect the Group. Future changes are difficult to predict and could materially adversely affect the Group’s business.

Areas where changes could have an adverse impact include, but are not limited to:

(i)

general changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which the Group operates, which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

(ii)	external bodies applying or interpreting standards or laws differently to those applied by the Group;

(iii)	changes in competitive and pricing environments;

(iv)	further requirements relating to financial reporting, corporate governance, conduct of business and employee compensation; and

(v)	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership.

The Group continues to face political and regulatory scrutiny as a result of the Group’s perceived systemic importance following the acquisition of HBOS. At the time of the acquisition of HBOS, the Office of Fair Trading (OFT) identified some competition concerns in the UK personal current accounts and mortgages markets and for SME banking in Scotland. The OFT reiterated that it would keep these under review and consider whether to refer any banking markets to the Competition Commission if it identifies any prevention, restriction or distortion of competition.

RISK FACTORS

The UK Government appointed an Independent Commission on Banking to review possible structural measures to reform the banking system and promote stability and competition. For more information on competition see Risk factors – Competition Related Risks.

From April 2011 the FSA is commencing an internal reorganisation as a first step in a process towards the formal transition of regulatory and supervisory powers from the FSA to the new Financial Conduct Authority (FCA) for conduct of business supervision and the Prudential Regulatory Authority (PRA) for capital and liquidity supervision in 2012. Until this time the responsibility for regulating and supervising the activities of Lloyds Banking Group plc and its subsidiaries will remain with the FSA. In addition, from 2011, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority as new EU Supervisory Authorities are likely to have greater influence on regulatory approaches across the EU. These could lead to changes in how the Group is regulated and supervised on a day-to-day basis.

Amendments to a number of EU directives are also being considered, including the Market Abuse Directive, Markets in Financial Instruments Directive, Capital Requirements Directive, E-Money Directive and the Undertakings for Collective Investment in Transferable Securities (UCITS) Directive.

Other notable regulatory initiatives include the Dodd-Frank Act in the US, which affects the financial services industry by addressing, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant financial institutions, over-the-counter derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity (these restrictions are known as the ‘Volcker Rule’), consumer and investor protection, hedge fund registration, securitisation, investment advisors, shareholder ‘say on pay’, the role of credit-rating agencies, and more.

Under the so-called swap ‘push-out’ provisions of the Dodd-Frank Act, the derivatives activities of US banks and US branch offices of foreign banks will be restricted, which may necessitate a restructuring of how we conduct our derivatives activities. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or the US Commodity Futures Trading Commission, or both, and will become subject to the requirements as to capital, margin, business conduct, recordkeeping and other requirements applicable to such entities.

The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions in the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

The details of these regulations will depend on the final regulations ultimately adopted by various US regulatory authorities in 2011.

The Group is currently assessing the impacts of these regulatory developments and will participate in the consultation and calibration processes to be undertaken by the various regulatory bodies during 2011. Implementation of the foregoing regulatory developments could result in additional costs or limit or restrict the way that the Group conducts business, although uncertainty remains about the details, impact and timing of these reforms. The Group continues to work closely with the regulatory authorities and industry associations to ensure that it is able to identify and respond to proposed regulatory changes and mitigate against risks to the Group and its stakeholders.

The Group is exposed to various forms of legal and regulatory risk in its operations, including the risk of mis-selling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a material adverse effect on its results or its relations with its customers.

The Group is exposed to various forms of legal and regulatory risk in its operations including:

(i)

certain aspects of the Group’s business may be determined by the relevant authorities, the Financial Ombudsman Service (the ‘FOS’) or the courts not to have been conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the Ombudsman’s opinion;

(ii)

the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of the Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions;

(iii)	contractual obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;

(iv)

the Group holds accounts for a number of customers that might be or are subject to interest from various regulators and authorities including the Serious Fraud Office or similar regulators in the United States or other jurisdictions. The Group is not aware of any current investigation into the Group as a result of any such interest but cannot exclude the possibility of its conduct being reviewed as part of any such investigations;

(v)	the intellectual property of the Group (such as trade names) may not be adequately protected;

(vi)	the Group may be liable for damages to third parties harmed by the conduct of its business; and

(vii)	the risk of regulatory proceedings and private litigation, arising out of regulatory investigations or otherwise (brought by individuals or groups of plaintiffs) in the UK and other jurisdictions.

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. The Group may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes that it has no liability. The Group may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where the Group does not believe that it is legally compelled to do so.

Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable.

Failure to manage these risks adequately could impact the Group adversely and materially, both financially and reputationally.

The financial impact of legal and regulatory risks might be considerable but are difficult to quantify. Amounts eventually paid may exceed the amount of provisions set aside to cover such risks.

Companies within the Group are responsible for contributing to compensation schemes such as the UK Financial Services Compensation Scheme (FSCS) in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. Going forward, further

RISK FACTORS

provisions in respect of these costs are likely to be necessary. The ultimate cost to the industry, which will also include the cost of any compensation payments made by the FSCS and, if necessary, the cost of meeting any shortfall after recoveries on the borrowings entered into by the FSCS, remains uncertain but may be significant and may have a material adverse effect on the results of operations and financial condition of the Group.

BANKING ACT 2009 RELATED RISKS

The Group and its UK subsidiaries may be subject to the provisions of the Banking Act 2009 in the future. The potential impact on the Group is inherently uncertain

Under the Banking Act 2009 (the Banking Act), substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together the Authorities) as part of the special resolution regime (the SRR). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits pursuant to Part IV of the FSMA that are failing or are likely to fail to satisfy the threshold conditions (within the meaning of section 41 of the FSMA). The SRR consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” wholly-owned by the Bank of England; and (iii) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. The Banking Act also provides for two new insolvency and administration procedures for relevant entities. Certain ancillary powers include the power to modify certain contractual arrangements in certain circumstances.

In general, the Banking Act requires the Authorities to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the United Kingdom. The Banking Act includes provisions related to compensation in respect of transfer instruments and orders made under it. The Authorities are also empowered by order to amend the law for the purpose of enabling the powers under the SRR to be used effectively. An order may make provision which has retrospective effect. In general, there is considerable uncertainty about the scope of the powers afforded to Authorities under the Banking Act and how the Authorities may choose to exercise them.

COMPETITION RELATED RISKS

The Independent Commission on Banking and the UK Treasury Select Committee are reviewing competition in the UK retail banking industry. The outcomes of these reviews could have a material adverse effect on the interests of the Group.

The UK Government has appointed an Independent Commission on Banking (ICB) to review possible structural measures to reform the banking system in order to promote, amongst other things, competition. The ICB will publish its final report by the end of September 2011. The interim report published on 11 April 2011 sets out the ICB’s current and provisional views on possible reforms to improve stability and competition in UK banking and seeks responses to those views. Reform options for competition include structural measures to improve competition, including increasing the size of the Verde divestment to a level which is not specified, improved means of switching and transparency and a primary duty for the Financial Conduct Authority to promote effective competition. The Group will continue to play a constructive role in the debate and to consult with the ICB during the coming months. However, there can be no assurance that the final report will not recommend that additional obligations be imposed upon the Group. The implementation of such recommendations could materially adversely affect the Group’s results of operations, financial condition and prospects.

The Treasury Select Committee has also recently conducted an examination of competition in retail banking. It is too early to quantify the potential impact of this on the Group.

For more information on Competition Related Risks see Legal Actions, Risk factors – Legal and Regulatory Risks – The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a significant material adverse effect on the Group’s results of operations, financial condition and prospects and Regulation – Other bodies impacting the regulatory regime.

OPERATIONAL RISKS AND RELATED ISSUES

The Group could fail to attract or retain senior management or other key employees.

The Group’s success depends on its ability to attract, retain and develop high calibre talent. Achievement of this aim cannot be guaranteed, particularly in light of ongoing regulatory and public interest in remuneration practices (the Group is subject to the FSA’s Remuneration Code). The Group has also made a number of other commitments regarding its pay policy, including those set out within the statement agreed with the Government as part of ‘Project Merlin’, encompassing 2010 bonus pools, pay governance, transparency and engagement with its shareholders on pay policy.

Failure to attract and retain senior management and key employees could have a material adverse impact on the Group’s financial results, operational effectiveness, and presents a significant risk to the delivery of the Group’s overall strategy.

Weaknesses or failures in the Group’s internal processes and procedures and other operational risks could materially adversely affect the Group’s results of operations, financial condition and prospects and could result in reputational damage.

Operational risks, through inadequate or failed internal processes and/or systems (including financial reporting and risk monitoring processes) or from people-related or external events, including the risk of fraud and other criminal acts carried out against the Group, are present in the Group’s businesses. The Group’s businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness in these internal controls and processes could have a negative impact on the Group’s results, reporting such results, and on the ability to deliver appropriate customer outcomes, during the affected period. Furthermore, damage to the Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in Group systems or processes could have a significant adverse impact on the Group’s businesses.

Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that either the Company or any relevant company within the Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FSA.

RISK FACTORS

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

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include impairment of financial assets; valuation of financial instruments; pensions; insurance and taxation; are discussed in detail in ‘Critical accounting estimates and judgements’ set out on pages F-21 to F-23 of this document.

If the judgement, estimates and assumptions used by the Group in preparing its consolidated financial statements are subsequently found to be incorrect, there could be a material impact on the Group’s results of operations and a corresponding impact on its funding requirements and capital ratios.

The Company is a holding company and as a result, is dependent on dividends from its subsidiaries to meet its obligations including its obligations with respect to its debt securities, and to provide profits for payment of future dividends to shareholders.

The Company is a non-operating holding company and as such the principal sources of its income are from operating subsidiaries which also hold the principal assets of the Group. As a separate legal entity, the Company relies on remittance of their profits and other funds in order to be able to pay obligations to shareholders and debt holders as they fall due.

Possible volatility in the price of Lloyds Banking Group plc ordinary shares.

The market price of Lloyds Banking Group plc ordinary shares could be volatile and subject to significant fluctuations due to a variety of factors, including changes in market sentiment regarding Lloyds Banking Group plc ordinary shares (or securities similar to them), any regulatory changes affecting the Group’s operations, variations in its operating results, developments in the industry or its competitors, the operating and share price performance of other companies in the industries and markets in which the Group operates, or speculation about the Group’s business in the press, media or investment communities. Stock markets have from time to time, including recently and particularly with respect to certain financial institution shares, experienced significant price and volume fluctuations. Such fluctuations have affected market prices for securities, including Lloyds Banking Group plc ordinary shares, and may be unrelated to the Group’s operating performance or prospects. Furthermore, the Group’s operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market prices of Lloyds Banking Group plc ordinary shares. In general, prospective investors should be aware that the value of an investment in Lloyds Banking Group plc ordinary shares may go down as well as up.

Failure to manage the risks associated with changes in taxation rates or law, or misinterpretation of the law, could materially and adversely affect the Group’s results of operations, financial condition and prospects.

Tax risk is the risk associated with changes in taxation rates or law, or misinterpretation of the law. This could result in increased charges, financial loss including penalties, and reputational damage. Failure to manage these risks adequately could impact the Group materially and adversely and could have a material negative impact on the Group’s performance or reputation.

Following the acquisition of HBOS, any further increase in HM Treasury’s shareholding percentage in the Company, or the aggregation of HM Treasury’s interests with that of other shareholders holding 5 per cent or more, could lead to the Group suffering adverse tax consequences.

Certain companies in the Group have material tax losses and reliefs which they anticipate carrying forward to reduce tax payable in the future and restrictions on the ability to utilise these losses and reliefs could affect the post-tax profitability and capital position of the Group.

Following the acquisition of HBOS, actions which could possibly cause the loss of these reliefs to occur would include any further increase in HM Treasury’s shareholding in the Company, or the aggregation of HM Treasury’s interests with that of other shareholders holding 5 per cent or more. These actions, if coupled with the occurrence of certain specified events in relation to the Group companies (including a major change in the nature or conduct of a trade carried on by such a Group company or an increase in capital of such a Group company with an investment business) would, in the case of legacy HBOS Group companies, and could, in the case of legacy Lloyds TSB Group companies, cause restrictions on the ability to utilise these losses and reliefs.

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

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds Banking Group or on Lloyds Banking Group’s behalf include, but are not limited to, the risks identified above under Risk factors, as well as general economic conditions in the UK and internationally; inflation, deflation, interest rates, policies of the Bank of England and other G8 central banks and interest rate, exchange rate, market and monetary fluctuations; changing demographic developments including mortality and changing customer behaviour including consumer spending, saving and borrowing habits, borrower credit quality, technological changes, natural and other disasters, adverse weather and similar contingencies outside the Group’s control; the ability to access sufficient funding to meet the Group’s liquidity needs; inadequate or failed internal or external processes, people and systems; terrorist acts and other acts of war or hostility and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, taxation, government policies, including those relating to share ownership, or accounting standards or practices and similar contingencies outside Lloyds Banking Group’s control; the ability to derive cost savings and other benefits as well as the ability to integrate successfully the acquisition of HBOS; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid Obligations; exposure to regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves and the extent of any future impairment charges or write-downs caused by depressed asset valuations; the actions of competitors; the ability to secure new customers and develop more business from existing customers; the degree of borrower credit quality; the ability to achieve value-creating mergers and/or acquisitions at the appropriate time and prices and the success of Lloyds Banking Group in managing the risks of the foregoing.

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

LLOYDS BANKING GROUP STRUCTURE

The following is a list of the significant subsidiaries of Lloyds Banking Group plc at 31 December 2010.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office

Lloyds TSB Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
Scottish Widows plc	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8Y
HBOS plc	Scotland	100%*	Holding company	The Mound Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound Edinburgh EH1 1YZ
Clerical Medical Investment Group Limited	England	100%*	Life assurance	33 Old Broad Street London EC2N 1HZ

* Indirect interest

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LLOYDS BANKING GROUP PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement present fairly, in all material respects, the financial position of Lloyds Banking Group plc and its subsidiaries (the Company) at 31 December 2010 and 2009 and the results of their operations and cash flows for each of the three years in the period ended 31 December 2010, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
Edinburgh, United Kingdom
13 May 2011

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2010

	Note	2010 £ million		2009 £ million		2008[1] £ million
Interest and similar income		29,340		28,238		17,569
Interest and similar expense		(16,794)		(19,212)		(9,851)
Net interest income	5	12,546		9,026		7,718
Fee and commission income		4,415		4,254		3,231
Fee and commission expense		(1,682)		(1,517)		(694)
Net fee and commission income	6	2,733		2,737		2,537
Net trading income	7	15,724		19,098		(9,186)
Insurance premium income	8	8,148		8,946		5,412
Other operating income	9	4,316		5,490		528
Other income		30,921		36,271		(709)
Total income		43,467		45,297		7,009
Insurance claims	10	(18,511)		(22,019)		2,859
Total income, net of insurance claims		24,956		23,278		9,868
Operating expenses	11	(16,470)		(15,984)		(6,100)
Trading surplus		8,486		7,294		3,768
Impairment	12	(10,952)		(16,673)		(3,012)
Share of results of joint ventures and associates	13	(88)		(752)		4
Gain on acquisition	14	—		11,173		—
Loss on disposal of businesses	15	(365)		—		—
(Loss) profit before tax		(2,919)		1,042		760
Taxation	16	325		1,911		38
(Loss) profit for the year		(2,594)		2,953		798
Profit attributable to non- controlling interests		62		126		26
(Loss) profit attributable to equity shareholders		(2,656)		2,827		772
(Loss) profit for the year		(2,594)		2,953		798
Basic earnings per share	17	(4.0	)p	7.5	p	6.7	p
Diluted earnings per share	17	(4.0	)p	7.5	p	6.6	p

1          Restated in 2009 for IFRS 2 (Revised).

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2010

	2010 £ million	2009 £ million	2008[1] £ million
(Loss) profit for the year	(2,594)	2,953	798
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	1,231	2,234	(2,721)
Income statement transfers in respect of disposals	(399)	(97)	(19)
Income statement transfers in respect of impairment	114	621	130
Other income statement transfers	(110)	(93)	(91)
Taxation	(343)	(417)	687
	493	2,248	(2,014)
Movement in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(1,048)	(530)	(33)
Net income statement transfers	932	121	16
Taxation	30	119	5
	(86)	(290)	(12)
Currency translation differences:
Currency translation differences, before tax	(129)	(37)	(1,304)
Taxation	—	(182)	942
	(129)	(219)	(362)
Other comprehensive income for the year, net of tax	278	1,739	(2,388)
Total comprehensive income for the year	(2,316)	4,692	(1,590)

Total comprehensive income attributable to non-controlling interests	57	107	54
Total comprehensive income attributable to equity shareholders	(2,373)	4,585	(1,644)
Total comprehensive income for the year	(2,316)	4,692	(1,590)

1          Restated in 2009 for IFRS 2 (Revised).

CONSOLIDATED BALANCE SHEET
at 31 December 2010

	Note	2010 £ million	2009 £ million
Assets
Cash and balances at central banks		38,115	38,994
Items in the course of collection from banks		1,368	1,579
Trading and other financial assets at fair value through profit or loss	18	156,191	150,011
Derivative financial instruments	19	50,777	49,928
Loans and receivables:
Loans and advances to banks	20	30,272	35,361
Loans and advances to customers	21	592,597	626,969
Debt securities	24	25,735	32,652
		648,604	694,982
Available-for-sale financial assets	26	42,955	46,602
Held-to-maturity investments	27	7,905	—
Investment properties	28	5,997	4,757
Investments in joint ventures and associates	13	429	479
Goodwill	29	2,016	2,016
Value of in-force business	30	7,367	6,685
Other intangible assets	31	3,496	4,087
Tangible fixed assets	32	8,190	9,224
Current tax recoverable		621	680
Deferred tax assets	44	5,028	5,006
Retirement benefit assets	43	736	—
Other assets	33	12,643	12,225
Total assets		992,438	1,027,255

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
at 31 December 2010

Equity and liabilities	Note	2010 £ million	2009[1] £ million
Liabilities
Deposits from banks	34	50,363	82,452
Customer deposits	35	393,633	406,741
Items in course of transmission to banks		802	1,037
Trading and other financial liabilities at fair value through profit or loss	36	26,762	28,271
Derivative financial instruments	19	42,158	40,485
Notes in circulation		1,074	981
Debt securities in issue	37	228,866	233,502
Liabilities arising from insurance contracts and participating investment contracts	38	80,729	76,179
Liabilities arising from non-participating investment contracts	40	51,363	46,348
Unallocated surplus within insurance businesses	41	643	1,082
Other liabilities	42	29,696	29,320
Retirement benefit obligations	43	423	780
Current tax liabilities		149	51
Deferred tax liabilities	44	247	209
Other provisions	45	4,732	983
Subordinated liabilities	46	36,232	34,727
Total liabilities		947,872	983,148
Equity
Share capital	47	6,815	10,472
Share premium account	48	16,291	14,472
Other reserves	49	11,575	7,217
Retained profits	50	9,044	11,117
Shareholders’ equity		43,725	43,278
Non-controlling interests		841	829
Total equity		44,566	44,107
Total equity and liabilities		992,438	1,027,255

1          Restated (see note 1).

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Non-controlling interests £ million	Total £ million
Balance at 1 January 2010	24,944	7,217	11,117	43,278	829	44,107
Comprehensive income
(Loss) profit for the year	—	—	(2,656)	(2,656)	62	(2,594)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	—	498	—	498	(5)	493
Movements in cash flow hedging reserve, net of tax	—	(86)	—	(86)	—	(86)
Currency translation differences, net of tax	—	(129)	—	(129)	—	(129)
Total other comprehensive income	—	283	—	283	(5)	278
Total comprehensive income	—	283	(2,656)	(2,373)	57	(2,316)
Transactions with owners
Dividends	—	—	—	—	(47)	(47)
Issue of ordinary shares	2,237	—	—	2,237	—	2,237
Redemption of preference shares	11	(11)	—	—	—	—
Cancellation of deferred shares	(4,086)	4,086	—	—	—	—
Purchase/sale of treasury shares	—	—	429	429	—	429
Employee share option schemes:
Value of employee services	—	—	154	154	—	154
Change in non-controlling interests	—	—	—	—	2	2
Total transactions with owners	(1,838)	4,075	583	2,820	(45)	2,775
Balance at 31 December 2010	23,106	11,575	9,044	43,725	841	44,566

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves[1] £ million	Retained profits[1] £ million	Total £ million	Non-controlling interests £ million	Total £ million
Balance at 1 January 2009[1]	3,609	(2,345)	8,129	9,393	306	9,699
Comprehensive income
Profit for the year	—	—	2,827	2,827	126	2,953
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	—	2,248	—	2,248	—	2,248
Movements in cash flow hedging reserve, net of tax	—	(290)	—	(290)	—	(290)
Currency translation differences, net of tax	—	(200)	—	(200)	(19)	(219)
Total other comprehensive income	—	1,758	—	1,758	(19)	1,739
Total comprehensive income	—	1,758	2,827	4,585	107	4,692
Transactions with owners
Dividends	—	—	—	—	(116)	(116)
Issue of ordinary shares:
Placing and open offer	649	3,781	—	4,430	—	4,430
Issued on acquisition of HBOS	1,944	5,707	—	7,651	—	7,651
Placing and compensatory open offer	3,905	—	—	3,905	—	3,905
Rights issue	13,112	—	—	13,112	—	13,112
Issued to Lloyds TSB Foundations	41	—	—	41	—	41
Adjustment on acquisition	—	—	—	—	5,567	5,567
Transfer to merger reserve	(1,000)	1,000	—	—	—	—
Redemption of preference shares	2,684	(2,684)	—	—	—	—
Purchase/sale of treasury shares	—	—	45	45	—	45
Employee share option schemes:
Value of employee services	—	—	116	116	—	116
Extinguishment of non- controlling interests	—	—	—	—	(5,035)	(5,035)
Total transactions with owners	21,335	7,804	161	29,300	416	29,716
Balance at 31 December 2009[1]	24,944	7,217	11,117	43,278	829	44,107

1          Restated (see note 1).

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits[1] £ million	Total[1] £ million	Non-controlling interests £ million	Total[1] £ million
Balance at 1 January 2008	2,730	(60)	9,471	12,141	284	12,425
Comprehensive income
Profit for the year	—	—	772	772	26	798
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	—	(2,042)	—	(2,042)	28	(2,014)
Movements in cash flow hedging reserve, net of tax	—	(12)	—	(12)	—	(12)
Currency translation differences, net of tax	—	(362)	—	(362)	—	(362)
Total other comprehensive income	—	(2,416)	—	(2,416)	28	(2,388)
Total comprehensive income	—	(2,416)	772	(1,644)	54	(1,590)
Transfer between the revaluation reserve in respect of available-for-sale financial assets and retained profits (see note 1 on page F-11)	—	131	(131)	—	—	—
Transactions with owners
Dividends	—	—	(2,042)	(2,042)	(29)	(2,071)
Private placement of ordinary shares	760	—	—	760	—	760
Purchase/sale of treasury shares	—	—	16	16	—	16
Employee share option schemes:
Value of employee services	—	—	43	43	—	43
Proceeds from shares issued	119	—	—	119	—	119
Repayment of capital to non-controlling interests	—	—	—	—	(3)	(3)
Total transactions with owners	879	—	(1,983)	(1,104)	(32)	(1,136)
Balance at 31 December 2008	3,609	(2,345)	8,129	9,393	306	9,699

[1]	Restated in 2009 for IFRS 2 (Revised).

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2010

	Note		2010 £ million	2009 £ million	2008[1] £ million

(Loss) profit before tax			(2,919)	1,042	760
Adjustments for:
Change in operating assets	57	(A)	31,860	61,942	(43,025)
Change in operating liabilities	57	(B)	(45,683)	(105,927)	80,933
Non-cash and other items	57	(C)	14,373	8,907	(4,017)
Tax received			332	301	(810)

Net cash used in operating activities			(2,037)	(33,735)	33,841

Cash flows from investing activities
Purchase of available-for-sale financial assets			(42,662)	(455,816)	(144,680)
Proceeds from sale and maturity of available-for-sale financial assets			45,999	490,561	110,470
Purchase of held-to-maturity investments			(4,228)	—	—
Purchase of fixed assets			(3,216)	(2,689)	(1,436)
Proceeds from sale of fixed assets			1,354	2,129	579
Acquisition of businesses, net of cash acquired	57	(F)	(73)	16,227	(19)
Disposal of businesses, net of cash disposed	57	(G)	428	411	—

Net cash (used in) provided by investing activities			(2,398)	50,823	(35,086)

Cash flows from financing activities
Dividends paid to equity shareholders			—	—	(2,042)
Dividends paid to non-controlling interests	57	(E)	(47)	(116)	(29)
Interest paid on subordinated liabilities			(1,942)	(2,622)	(771)
Proceeds from issue of subordinated liabilities	57	(E)	3,237	4,187	3,021
Proceeds from issue of ordinary shares	57	(E)	—	21,533	879
Repayment of subordinated liabilities	57	(E)	(684)	(6,897)	(381)
Change in stake of non-controlling interests			2	(33)	(3)

Net cash provided by financing activities			566	16,052	674

Effects of exchange rate changes on cash and cash equivalents			479	(210)	1,440

Change in cash and cash equivalents			(3,390)	32,930	869
Cash and cash equivalents at beginning of year			65,690	32,760	31,891

Cash and cash equivalents at end of year	57	(D)	62,300	65,690	32,760

[1]	Restated in 2009 for IFRS 2 (Revised).

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The consolidated financial statements of Lloyds Banking Group plc have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU). IFRS comprises accounting standards prefixed IFRS issued by the International Accounting Standards Board (IASB) and those prefixed IAS issued by the IASB’s predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and its predecessor body. The EU endorsed version of IAS 39 Financial Instruments: Recognition and Measurement relaxes some of the hedge accounting requirements; the Group has not taken advantage of this relaxation, and therefore there is no difference in application to the Group between IFRS as adopted by the EU and IFRS as issued by the IASB.

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the directors have considered a number of key dependencies which are set out in Operating and financial review and prospects – Risk management – Principal risks and uncertainties and Operating and financial review and prospects – Financial soundness and additionally have considered projections for the Group’s capital and funding position. Having considered these, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the accounts.

During 2010, the International Financial Reporting Interpretations Committee clarified the treatment of amounts previously recognised in equity in respect of assets that were transferred from the available-for-sale category to the loans and receivables category. When an impairment loss is recognised in respect of such transferred financial assets, the unamortised balance of any available-for-sale revaluation reserve that remains in equity should be transferred to the income statement and recorded as part of the impairment loss. The Group has changed its accounting policy to reflect this clarification. Under the Group’s previous accounting policy, when such a transferred financial asset became impaired, not all of the unamortised amounts previously transferred to equity were recycled to the income statement and therefore continued to be accreted over the expected remaining life of the financial asset. This change is applied retrospectively and the effect has been to reduce retained profits and increase available-for-sale revaluation reserves by £131 million at 1 January 2009; shareholders’ equity is unchanged. There was no material effect on the Group’s income statement during 2009 or 2008.

Also during 2010, the Group has classified assets as held-to-maturity for the first time. Purchases of government debt securities of £4,228 million made in the second half of 2010 were classified as held-to-maturity on acquisition, were initially recognised at fair value including direct and incremental transaction costs and are being measured subsequently at amortised cost, using the effective interest method. Further, on 1 November 2010, government debt securities with a carrying value of £3,601 million, previously classified as available-for-sale, were reclassified to held-to-maturity. Unrealised gains on the transferred securities of £223 million previously taken to equity continue to be held in the available-for-sale revaluation reserve and will be amortised to the income statement over the remaining lives of the securities using the effective interest method or until the assets become impaired.

The Group has adopted the following new standards and amendments to standards which became effective for financial years beginning on or after 1 January 2010. None of these standards or amendments have had a material impact on these financial statements.

(i)

IFRS 3 Business Combinations. This revised standard applies prospectively to business combinations from 1 January 2010. The revised standard continues to require the use of the acquisition method of accounting for business combinations. All payments to purchase a business are to be recorded at fair value at the acquisition date, some contingent payments are subsequently remeasured at fair value through income, goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the non-controlling interest, and all transaction costs are expensed (other than those in relation to the issuance of debt instruments or share capital).

(ii)

IAS 27 Consolidated and Separate Financial Statements. Requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control; any remaining interest in an investee is remeasured to fair value in determining the gain or loss recognised in profit or loss where control over the investee is lost.

(iii)

IFRIC 17 Distributions of Non-cash Assets to Owners. Provides accounting guidance for non-reciprocal distributions of non-cash assets to owners (and those in which owners may elect to receive a cash alternative).

(iv)	Amendment to IAS 39 Financial Instruments: Recognition and Measurement – ‘Eligible Hedged Items’. Clarifies how the principles underlying hedge accounting should be applied in particular situations.

(v)	Improvements to IFRSs (issued April 2009). Sets out minor amendments to IFRS standards as part of the annual improvements process.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2010 and which have not been applied in preparing these financial statements are given in note 58.

During the year ended 31 December 2009, the Group adopted the Amendment to IFRS 2 Share-based Payment – ‘Vesting Conditions and Cancellations’. This amendment to IFRS 2 restricts the definition of ‘vesting condition’ to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The main impact of this amendment for the Group arises from cancellations by employees of contributions to the Group’s Save-As-You-Earn (SAYE) schemes; in the event of a cancellation the Group must recognise immediately the amount of the expense that would have otherwise been recognised over the remainder of the vesting period. Under the former IFRS 2, such cancellations would have resulted in the reversal of the costs recognised in current and prior periods in respect of the SAYE schemes concerned for the relevant employees. The amendment was applied retrospectively and resulted in a restatement of the 2008 comparatives. The effect was to increase operating expenses and reduce profit before tax by £43 million in 2009 (2008: £47 million) but had no effect on the Group’s balance sheet or shareholders’ equity as the increased expense was offset by movements in retained profits.

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

Investment vehicles, such as Open Ended Investment Companies (OEICs), where the Group has control, typically through acting as fund manager and the life funds having a beneficial interest greater than 50 per cent, are consolidated. The non-controlling unitholders’ interest is reported in other liabilities.

Special purpose entities (SPEs) are consolidated if, in substance, the Group controls the entity. A key indicator of such control, amongst others, is where the Group is exposed to the risks and benefits of the SPE.

The treatment of transactions with non-controlling interests depends on whether, as a result of the transaction, the Group loses control of the subsidiary. Change in the parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions; any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the parent entity. Where the group loses control of the subsidiary, at the date when control is lost the amount of any non-controlling interest in that former subsidiary is derecognised and any investment retained in the former subsidiary is remeasured to its fair value; the gain or loss that is recognised in profit or loss on the partial disposal of the subsidiary includes the gain or loss on the remeasurement of the retained interest.

Intercompany transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred except those relating to the issuance of debt instruments (see (E)(5) below) or share capital (see (R)(1) below). Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

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

(D) REVENUE RECOGNITION

Interest income and expense are recognised in the income statement for all interest-bearing financial instruments using the effective interest method, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

The effective interest rate is calculated on initial recognition of the financial asset or liability by estimating the future cash flows after considering all the contractual terms of the instrument but not future credit losses. The calculation includes all amounts expected to be paid or received by the Group including expected early redemption fees and related penalties and premiums and discounts that are an integral part of the overall return. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account in the calculation. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss (see (H) below).

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

Revenue recognition policies specific to life insurance and general insurance business are detailed below (see (O) below).

(E) FINANCIAL ASSETS AND LIABILITIES

On initial recognition, financial assets are classified into fair value through profit or loss, available-for-sale financial assets, held-to-maturity investments or loans and receivables. Financial liabilities are measured at amortised cost, except for trading liabilities and other financial liabilities designated at fair value through profit or loss on initial recognition which are held at fair value. Purchases and sales of securities and other financial assets and trading liabilities are recognised on trade date, being the date that the Group is committed to purchase or sell an asset.

(1) Financial instruments at fair value through profit or loss

Financial instruments are classified at fair value through profit or loss where they are trading securities or where they are designated at fair value through profit or loss by management. Derivatives are carried at fair value (see (F) below).

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

–

the assets and liabilities are part of a group which is managed, and its performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, with management information also prepared on this basis. As noted in (A)(2) above certain of the Group’s investments are managed as venture capital investments and evaluated on the basis of their fair value and these assets are designated at fair value through profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

–	where the assets and liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for.

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Refer to note 3 (Critical accounting estimates and judgements: Fair value of financial instruments) and note 55(3) (Financial instruments: Fair values of financial assets and liabilities) for details of valuation techniques and significant inputs to valuation models.

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

(2) Available-for-sale financial assets

Debt securities and equity shares that are not classified as trading securities, at fair value through profit or loss, held-to-maturity investments or as loans and receivables are classified as available-for-sale financial assets and are recognised in the balance sheet at their fair value, inclusive of transaction costs. Available-for-sale financial assets are those intended to be held for an indeterminate period of time and may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. Gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognised directly in other comprehensive income, until the financial asset is either sold, becomes impaired or matures, at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement. Interest calculated using the effective interest method and foreign exchange gains and losses on debt securities denominated in foreign currencies are recognised in the income statement.

The Group is permitted to transfer a financial asset from the available-for-sale category to the loans and receivables category where that asset would have met the definition of loans and receivables at the time of reclassification (if the financial asset had not been designated as available-for-sale) and where there is both the intention and ability to hold that financial asset for the foreseeable future. Reclassification of a financial asset from the available-for-sale category to the held-to-maturity category is permitted when the Group has the ability and intent to hold that financial asset to maturity.

Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortised cost as applicable. Effective interest rates for financial assets reclassified to the loans and receivables and held-to-maturity categories are determined at the reclassification date. Any previous gain or loss on a transferred asset that has been recognised in equity is amortised to profit or loss over the remaining life of the investment using the effective interest method or until the asset becomes impaired. Any difference between the new amortised cost and the expected cash flows is also amortised over the remaining life of the asset using the effective interest method.

When an impairment loss is recognised in respect of available-for-sale assets transferred, the unamortised balance of any available-for-sale reserve that remains in equity is transferred to the income statement and recorded as part of the impairment loss.

(3) Loans and receivables

Loans and receivables include loans and advances to banks and customers and eligible assets including those transferred into this category out of the fair value through profit or loss or available-for-sale financial assets categories. Loans and receivables are initially recognised when cash is advanced to the borrowers at fair value inclusive of transaction costs or, for eligible assets transferred into this category, their fair value at the date of transfer. Financial assets classified as loans and receivables are accounted for at amortised cost using the effective interest method (see (D) above) less provision for impairment (see (H) below).

The Group has entered into securitisation and similar transactions to finance certain loans and advances to customers. These loans and advances to customers continue to be recognised by the Group, together with a corresponding liability for the funding.

(4) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity other than:

–	those that the Group designates upon initial recognition as at fair value through profit or loss;

–	those that the Group designates as available-for-sale; and

–	those that meet the definition of loans and receivables.

These are initially recognised at fair value including direct and incremental transaction costs and measured subsequently at amortised cost, using the effective interest method, less any provision for impairment.

(5) Borrowings

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

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

(6) Sale and repurchase agreements

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

(7) Derecognition of financial assets and liabilities

Financial assets are derecognised when the contractual right to receive cash flows from those assets has expired or when the Group has transferred its contractual right to receive the cash flows from the assets and either:

–	substantially all of the risks and rewards of ownership have been transferred; or

–	the Group has neither retained nor transferred substantially all of the risks and rewards, but has transferred control.

Financial liabilities are derecognised when they are extinguished (ie when the obligation is discharged), cancelled or expire.

(F) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

All derivatives are recognised at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and using valuation techniques, including discounted cash flow and option pricing models, as appropriate. Derivatives are carried in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 3 (Critical accounting estimates and judgements: Fair value of financial instruments) and note 55(3) (Financial instruments: Fair values of financial assets and liabilities) for details of valuation techniques and significant inputs to valuation models.

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

The method of recognising the movements in the fair value of derivatives depends on whether they are designated as hedging instruments and, if so, the nature of the item being hedged. Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of the same. At the inception of the hedge relationship, formal documentation is drawn up specifying the hedging strategy, the hedged item and the hedging instrument and the methodology that will be used to measure the effectiveness of the hedge relationship in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship is tested both at inception and throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

(3) Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income, the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of. The hedging instrument used in net investment hedges may include non-derivative liabilities as well as derivative financial instruments.

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

(H) IMPAIRMENT OF FINANCIAL ASSETS

(1) Assets accounted for at amortised cost

At each balance sheet date the Group assesses whether, as a result of one or more events occurring after initial recognition of the financial asset and prior to the balance sheet date, there is objective evidence that a financial asset or group of financial assets has become impaired.

Where such an event has had an impact on the estimated future cash flows of the financial asset or group of financial assets, an impairment allowance is recognised. The amount of impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. If the asset has a variable rate of interest, the discount rate used for measuring the impairment allowance is the current effective interest rate.

Subsequent to the recognition of an impairment loss on a financial asset or a group of financial assets, interest income continues to be recognised on an effective interest rate basis, on the asset’s carrying value net of impairment provisions. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, such as an improvement in the borrower’s credit rating, the allowance is adjusted and the amount of the reversal is recognised in the income statement.

Impairment allowances are assessed individually for financial assets that are individually significant. Such individual assessment is used primarily for the Group’s wholesale lending portfolios in the Wholesale and Wealth and International divisions. Impairment allowances for portfolios of smaller balance homogenous loans such as most residential mortgages, personal loans and credit card balances in the Group’s retail portfolios in both the Retail and Wealth and International divisions that are below the individual assessment thresholds, and for loan losses that have been incurred but not separately identified at the balance sheet date, are determined on a collective basis.

INDIVIDUAL ASSESSMENT

In respect of individually significant financial assets in the Group’s wholesale lending portfolios, assets are reviewed on a regular basis and those showing potential or actual vulnerability are placed on a watch list where greater monitoring is undertaken and any adverse or potentially adverse impact on ability to repay is used in assessing whether an asset should be transferred to a dedicated Business Support Unit. Specific examples of trigger events that would lead to the initial recognition of impairment allowances against lending to corporate borrowers (or the recognition of additional impairment allowances) include (i) trading losses, loss of business or major customer of a borrower, (ii) material breaches of the terms and conditions of a loan facility, including non-payment of interest or principal, or a fall in the value of security such that it is no longer considered adequate, (iii) disappearance of an active market because of financial difficulties, or (iv) restructuring a facility with preferential terms to aid recovery of the lending (such as a debt for equity swap).

For such individually identified financial assets, a review is undertaken of the expected future cash flows which requires significant management judgement as to the amount and timing of such cash flows. Where the debt is secured, the assessment reflects the expected cash flows from the realisation of the security, net of costs to realise, whether or not foreclosure or realisation of the collateral is probable.

For impaired debt instruments which are held at amortised cost, impairment losses are recognised in subsequent periods when it is determined that there has been a further negative impact on expected future cash flows. A reduction in fair value caused by general widening of credit spreads would not, of itself, result in additional impairment.

COLLECTIVE ASSESSMENT

In respect of portfolios of smaller balance, homogenous loans, the asset is included in a group of financial assets with similar risk characteristics and collectively assessed for impairment. Segmentation takes into account factors such as the type of asset, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets as they are indicative of the borrower’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Generally, the impairment trigger used within the impairment calculation for a loan, or group of loans, is when they reach a pre-defined level of delinquency or where the customer is bankrupt. Loans where the Group provides arrangements that forgive a portion of interest or principal are also deemed to be impaired and loans that are originated to refinance currently impaired assets are also defined as impaired.

In respect of the Group’s secured mortgage portfolios, the impairment allowance is calculated based on a definition of impaired loans which are those six months or more in arrears (or where the borrower is bankrupt or is in possession). The estimated cash flows are calculated based on historical experience and are dependent on estimates of the expected value of collateral which takes into account expected future movements in house prices, less costs to sell.

For unsecured personal lending portfolios, the impairment trigger is generally when the balance is two or more instalments in arrears or where the customer has exhibited one or more of the impairment characteristics noted above. While the trigger is based on the payment performance or circumstances of each individual asset, the assessment of future cash flows uses historical experience of cohorts of similar portfolios such that the assessment is considered to be collective. Future cash flows are estimated on the basis of the contractual cash flows of the assets in the cohort and historical loss experience for similar assets. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

historical period that do not exist currently. The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

The collective provision also includes provision for inherent losses, that is losses that have been incurred but have not been identified at the balance sheet date. The loans that are not currently recognised as impaired are grouped into homogenous portfolios by key risk drivers. An assessment is made, based on statistical techniques, of the likelihood of each account becoming recognised as impaired within an emergence period, with the economic loss that each portfolio is likely to generate were it to become impaired. The emergence period is the time between the loss event and the date the impairment is recognised. The emergence period is determined by local management for each portfolio. In general the periods used across the Group vary between one month and twelve months based on historical experience.

LOAN RENEGOTIATIONS AND FORBEARANCE

In certain circumstances, the Group will renegotiate the original terms of a customer’s loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. There are a number of different types of loan renegotiation, including the capitalisation of arrears, payment holidays, interest rate adjustments and extensions of the due date of payment. Where the renegotiated payments of interest and principal will not recover the original carrying value of the asset, the asset continues to be reported as past due and is considered impaired. Where the renegotiated payments of interest and principal will recover the original carrying value of the asset, the loan is no longer reported as past due or impaired provided that payments are made in accordance with the revised terms. In other cases, renegotiation may lead to a new agreement, which is treated as a new loan.

WRITE OFFS

A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement.

DEBT FOR EQUITY EXCHANGES

Equity securities acquired in exchange for loans in order to achieve an orderly realisation are accounted for as a disposal of the loan and an acquisition of equity securities. Where control is obtained over an entity as a result of the transaction, the entity is consolidated; where the Group has significant influence over an entity as a result of the transaction, the investment is accounted for by the equity method of accounting (see (A) above). Any subsequent impairment of the assets or business acquired is treated as an impairment of the relevant asset or business and not as an impairment of the original instrument.

(2) Available-for-sale financial assets

The Group assesses, at each balance sheet date, whether there is objective evidence that an available-for-sale financial asset is impaired. In addition to the criteria for financial assets accounted for at amortised cost set out above, this assessment involves reviewing the current financial circumstances (including creditworthiness) and future prospects of the issuer assessing the future cash flows expected to be realised and, in the case of equity shares, considering whether there has been a significant or prolonged decline in the fair value of the asset below its cost. If an impairment loss has been incurred, the cumulative loss measured as the difference between the acquisition cost (net of any principal repayment and amortisation) and the current fair value, less any impairment loss on that asset previously recognised, is reclassified from equity to the income statement. For impaired debt instruments, impairment losses are recognised in subsequent periods when it is determined that there has been a further negative impact on expected future cash flows; a reduction in fair value caused by general widening of credit spreads would not, of itself, result in additional impairment. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, an amount not greater than the original impairment loss is credited to the income statement; any excess is taken to other comprehensive income. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(I) INVESTMENT PROPERTY

Investment property comprises freehold and long leasehold land and buildings that are held either to earn rental income or for capital appreciation or both. The Group’s investment property primarily relates to property held for long-term rental yields and capital appreciation within the life insurance funds. Investment property is carried in the balance sheet at fair value, being the open market value as determined in accordance with the guidance published by the Royal Institution of Chartered Surveyors. If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices. These valuations are reviewed at least annually by an independent valuation expert. Investment property being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value. Changes in fair value are recognised in the income statement as net trading income.

(J) TANGIBLE FIXED ASSETS

Tangible fixed assets are included at cost less accumulated depreciation. The value of land (included in premises) is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between the cost and the residual value over their estimated useful lives, as follows:

Premises (excluding land):

–	Freehold/long and short leasehold premises: shorter of 50 years and the remaining period of the lease

–	Leasehold improvements: shorter of 10 years and, if lease renewal is not likely, the remaining period of the lease

Equipment:

–	Fixtures and furnishings: 10-20 years

–	Other equipment and motor vehicles: 2-8 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

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

(M) SHARE-BASED COMPENSATION

The Group operates a number of equity-settled, share-based compensation plans in respect of services received from certain of its employees. The value of the employee services received in exchange for equity instruments granted under these plans is recognised as an expense over the vesting period of the instruments, with a corresponding increase in equity. This expense is determined by reference to the fair value of the number of equity instruments that are expected to vest. The fair value of equity instruments granted is based on market prices, if available, at the date of grant. In the absence of market prices, the fair value of the instruments at the date of grant is estimated using an appropriate valuation technique, such as a Black-Scholes option pricing model. The determination of fair values excludes the impact of any non-market vesting conditions, which are included in the assumptions used to estimate the number of options that are expected to vest. At each balance sheet date, this estimate is reassessed and if necessary revised. Any revision of the original estimate is recognised in the income statement over the remaining vesting period, together with a corresponding adjustment to equity. Cancellations by employees of contributions to the Group’s Save As You Earn plans are treated as non-vesting conditions and in accordance with IFRS 2 (Revised) the Group recognises, in the year of cancellation, the amount of the expense that would have otherwise been recognised over the remainder of the vesting period. Modifications are assessed at the date of modification and any incremental charges are charged to the income statement over any remaining vesting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

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

Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences can be utilised. Income tax payable on profits is recognised as an expense in the period in which those profits arise. The tax effects of losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised. Deferred and current tax related to gains and losses on the fair value re-measurement of available-for-sale investments and cash flow hedges, where these gains and losses are recognised in other comprehensive income, is also recognised in other comprehensive income. Such tax is subsequently transferred to the income statement together with the gain or loss.

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

Investment contracts containing a discretionary participation feature (participating investment contracts) – these contracts do not transfer significant insurance risk, but contain a contractual right which gives the holder the right to receive, in addition to the guaranteed benefits, further additional discretionary benefits or bonuses that are likely to be a significant proportion of the total contractual benefits and the amount and timing of which is at the discretion of the Group, within the constraints of the terms and conditions of the instrument and based upon the performance of specified assets.

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

Liabilities of the Group’s with-profit funds, including guarantees and options embedded within products written by these funds, are stated at their realistic values in accordance with the Financial Services Authority’s realistic capital regime, except that projected transfers out of the funds into other Group funds are recorded in the unallocated surplus (see below). Further details on the realistic capital regime are given on page 106. Changes in the value of these liabilities are recognised through insurance claims.

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

Liabilities for unit-linked insurance contracts and participating investment contracts are stated at the bid value of units plus an additional allowance where appropriate (such as for any excess of future expenses over charges). The liability is increased or reduced by the change in the unit prices and is reduced by policy administration fees, mortality and surrender charges and any withdrawals. Changes in the value of the liability are recognised in the income statement through insurance claims. Benefit claims in excess of the account balances incurred in the period are also charged through insurance claims. Revenue consists of fees deducted for mortality, policy administration and surrender charges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

Unallocated surplus

Any amounts in the with-profit funds not yet determined as being due to policyholders or shareholders are recognised as an unallocated surplus which is shown separately from liabilities arising from insurance contracts and participating investment contracts.

(ii) ACCOUNTING FOR NON-PARTICIPATING INVESTMENT CONTRACTS

The Group’s non-participating investment contracts are primarily unit-linked. These contracts are accounted for as financial liabilities whose value is contractually linked to the fair values of financial assets within the Group’s unitised investment funds. The value of the unit-linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable. Investment returns (including movements in fair value and investment income) allocated to those contracts are recognised in insurance claims.

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

The Group’s contractual rights to benefits from providing investment management services in relation to non-participating investment contracts acquired in business combinations and portfolio transfers are measured at fair value at the date of acquisition. The resulting asset is amortised over the estimated lives of the contracts. At each reporting date an assessment is made to determine if there is any indication of impairment. Where impairment exists, the carrying value of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement.

(2) General insurance business

The Group both underwrites and acts as intermediary in the sale of general insurance products. Underwriting premiums are included in insurance premium income, net of refunds, in the period in which insurance cover is provided to the customer; premiums received relating to future periods are deferred in the balance sheet within liabilities arising from insurance contracts and participating investment contracts and only credited to the income statement when earned. Broking commission are recognised when the underwriter accepts the risk of providing insurance cover to the customer. Where appropriate, provision is made for the effect of future policy terminations based upon past experience.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 ACCOUNTING POLICIES continued

(P) FOREIGN CURRENCY TRANSLATION

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in sterling, which is the Company’s functional and presentation currency.

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

Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income and accumulated in a separate component of equity together with exchange differences arising from the translation of borrowings and other currency instruments designated as hedges of such investments (see (F)(3) above). On disposal of a foreign operation, the cumulative amount of exchange differences relating to that foreign operation are reclassified from equity and included in determining the profit or loss arising on disposal.

(Q) PROVISIONS AND CONTINGENT LIABILITIES

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

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty in these financial statements, which together are deemed critical to the Group’s results and financial position, are as follows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

The estimates and judgements applied to these areas in the preparation of the Group’s financial statements are summarised below.

ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

At 31 December 2010 gross loans and receivables totalled £667,555 million (2009: £710,362 million) against which impairment allowances of £18,951 million (2009: £15,380 million) had been made (see note 25). The Group’s accounting policy for losses arising on financial assets classified as loans and receivables is described in note 2(H)(1); this note also provides an overview of the methodologies applied.

The allowance for impairment losses on loans and receivables is management’s best estimate of losses incurred in the portfolio at the balance sheet date. Impairment allowances are made up of two components, those determined individually and those determined collectively.

Individual impairment allowances are generally established against the Group’s wholesale lending portfolios. The determination of individual impairment allowances requires the exercise of considerable judgement by management involving matters such as local economic conditions and the resulting trading performance of the customer, and the value of the security held, for which there may not be a readily accessible market. In particular, significant judgement is required by management in the current economic environment in assessing the borrower’s cash flows and debt servicing capability together with the realisable value of real estate collateral. The actual amount of the future cash flows and their timing may differ significantly from the assumptions made for the purposes of determining the impairment allowances and consequently these allowances can be subject to variation as time progresses and the circumstances of the customer become clearer.

Collective impairment allowances are generally established for smaller balance homogenous portfolios. The collective impairment allowance is also subject to estimation uncertainty and in particular is sensitive to changes in economic and credit conditions, including the interdependency of house prices, unemployment rates, interest rates, borrowers’ behaviour, and consumer bankruptcy trends. It is, however, inherently difficult to estimate how changes in one or more of these factors might impact the collective impairment allowance.

Given the relative size of the mortgage portfolio, a key variable is UK house prices which determine the collateral value supporting loans in such portfolios. The value of this collateral is estimated by applying changes in house price indices to the original assessed value of the property. If average house prices were 10 per cent lower than those estimated at 31 December 2010, the Retail division’s impairment charge would increase by approximately £250 million.

In addition, a collective unimpaired provision is made for loan losses that have been incurred but have not been separately identified at the balance sheet date. This provision is sensitive to changes in the time between the loss event and the date the impairment is specifically identified. This period is known as the loss emergence period. In the Wholesale division, an increase of one month in the loss emergence period in respect of the loan portfolio assessed for collective unimpaired provisions would result in an increase in the collective unimpaired provision of approximately £333 million.

UNWIND OF HBOS ACQUISITION FAIR VALUE ADJUSTMENTS

The acquisition of HBOS in January 2009 required the Group to recognise the identifiable assets acquired and liabilities assumed at their acquisition-date fair values. The overall effect was to increase the book value of HBOS’s net assets by £1,241 million primarily reflecting a reduction in the value of HBOS’s debt securities and subordinated liabilities of £15,439 million, partially offset by a reduction in the carrying value of HBOS’s loans and receivables of £14,880 million, including loans and advances to customers of £13,512 million (see note 14).

In the periods subsequent to the acquisition, many of the fair value adjustments unwind and are recognised in the Group’s income statement. The fair value adjustments made to debt securities and subordinated liabilities unwind over the expected remaining life of the related securities except in the event that the liability is extinguished, in which case the remaining unamortised fair value adjustment is recognised in the income statement immediately. The fair value adjustment relating to loans and receivables broadly comprises two elements; an element reflecting expected future impairment losses at the date of acquisition and an element reflecting market liquidity. The element relating to market liquidity unwinds to the income statement over the estimated useful lives of the related assets. However, significant management judgement is required to determine the timing of the unwind of the element relating to future credit losses. This includes the identification of losses which were expected at the date of acquisition and assessing whether anticipated losses will still be incurred. In 2010, a net credit of £3,118 million to the income statement relates to the unwind of HBOS acquisition fair value adjustments. Of that amount, £2,229 million relates to impairment losses incurred which were expected at the date of acquisition and £845 million relates to a reassessment of future credit losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 7, the Group categorises financial instruments carried on the balance sheet at fair value using a three level hierarchy. Financial instruments categorised as level 1 are valued using quoted market prices and therefore there is minimal judgement applied in determining fair value. However, the fair value of financial instruments categorised as level 2 and, in particular, level 3 is determined using valuation techniques including discounted cash flow analysis and valuation models. These require management judgement and contain significant estimation uncertainty.

In particular, significant judgement is required by management in determining appropriate assumptions to be used for level 3 financial instruments. At 31 December 2010, the Group classified £7,468 million of financial assets and £257 million of financial liabilities as level 3. The effect of applying reasonably possible alternative assumptions in determining the fair value of the Group’s level 3 financial assets is set out in note 55.

RECOVERABILITY OF DEFERRED TAX ASSETS

At 31 December 2010 the Group carried deferred tax assets on its balance sheet of £4,164 million (2009: £5,006 million) and deferred tax liabilities of £247 million (2009: £209 million) (note 44). This presentation takes into account the ability of the Group to net deferred tax assets and liabilities only where there is a legally enforceable right of offset. Note 44 presents the Group’s deferred tax assets and liabilities by type. The largest category of deferred tax asset relates to tax losses carried forward. At 31 December 2010, the Group recognised a deferred tax asset of £6,572 million (2009 £5,925 million) in respect of tax losses carried forward.

The recognition of a deferred tax asset in respect of tax losses is permitted only to the extent that it is probable that future taxable profits will be available to utilise the tax losses carried forward. The assessment of future taxable profits involves significant estimation uncertainty, principally relating to management’s projections of future taxable income which are based on business plans. These projections include assumptions about the future strategy of the Group, the economic and regulatory environment in which the Group operates, future tax legislation, customer behaviour, and the ability of the Group to deliver expected integration benefits, amongst other variables. At 31 December 2010, management has concluded that future taxable profits generated by the Group companies with tax losses carried forward are expected to be sufficient to utilise the tax losses carried forward in full.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

RETIREMENT BENEFIT OBLIGATIONS

The net asset recognised in the balance sheet at 31 December 2010 in respect of the Group’s retirement benefit obligations was £313 million (comprising an asset of £736 million and a liability of £423 million) (2009: a liability of £780 million) of which an asset of £479 million (2009: a liability of £619 million) related to defined benefit pension schemes. As explained in note 2(L), the Group adopts the corridor approach to the recognition of actuarial gains and losses in respect of its pension schemes and as a consequence has not recognised actuarial losses of £959 million (2009: £2,936 million). The defined benefit pension schemes’ gross deficit totalled £480 million (2009: £3,555 million) representing the difference between the schemes’ liabilities and the fair value of the related assets at the balance sheet date.

The value of the Group’s defined benefit pension schemes’ liabilities requires significant management judgement in determining the appropriate assumptions to be used. The key areas of estimation uncertainty are the discount rate applied to future cash flows and the expected lifetime of the schemes’ members. The size of the deficit is sensitive to changes in the discount rate, which is affected by market conditions and therefore potentially subject to significant variation. The cost of the benefits payable by the schemes will also depend upon the longevity of the members. Assumptions are made regarding the expected lifetime of scheme members based upon recent experience, however given the rate of advance in medical science and increasing levels of obesity, it is uncertain whether they will ultimately reflect actual experience. Assumptions used by management reflect recent longevity experience and extrapolate the improving trend.

The effect on the gross defined benefit pension scheme asset or liability and on the pension charge in the Group’s income statement of changes to the principal actuarial assumptions is set out in note 43.

VALUATION OF ASSETS AND LIABILITIES ARISING FROM LIFE INSURANCE BUSINESS

At 31 December 2010, the Group recognised a value in-force business asset of £5,898 million (2009: £5,140 million) and an acquired value in-force business asset of £1,469 million (2009: £1,545 million). The value in-force business asset represents the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The acquired value in-force business asset represents the contractual rights to benefits from providing investment management services in relation to non-participating investment contracts acquired in business combinations and portfolio transfers. The methodology used to value these assets is set out in note 2(O)(1). The valuation or recoverability of these assets requires assumptions to be made about future economic and operating conditions which are inherently uncertain and changes could significantly affect the value attributed to these assets. The key assumptions that have been made in determining the carrying value of the value in-force business assets at 31 December 2010 are set out in note 30.

At 31 December 2010, the Group carried liabilities arising from insurance contracts and participating investment contracts of £80,729 million (2009: £76,179 million). The methodology used to value these liabilities is described in note 2(O)(1). Elements of the liability valuations require assumptions to be made about future investment returns, future mortality rates and future policyholder behaviour and are subject to significant management judgement and estimation uncertainty. The key assumptions that have been made in determining the carrying value of these liabilities are set out in note 38.

The effect on the Group’s profit before tax and shareholders’ equity of changes in key assumptions used in determining the life insurance assets and liabilities is set out in note 39.

PAYMENT PROTECTION INSURANCE

The Group has recognised a provision of £3,200 million in respect of payment protection insurance policies as a result of discussions with the FSA and a judgment handed down by the UK High Court (see note 45 for more information).

The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses.

However, there are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the FSA Policy Statement of 10 August 2010 for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

The provision requires significant judgement by management in determining appropriate assumptions, which include the level of complaints, uphold rates, proactive contact and response rates, Financial Ombudsman Service referral and uphold rates as well as redress costs for each of the many different populations of customers identified by the Group in its analyses used to determine the best estimate of the anticipated costs of redress. If the level of complaints had been one percentage point higher (lower) than estimated for all policies open within the last six years then the provision made in 2010 would have increased (decreased) by approximately £100 million. The reader should note that there are a large number of inter-dependent assumptions under-pinning the provision; the above sensitivity assumes that all assumptions, other than the level of complaints, remain constant. The sensitivity is, therefore, hypothetical and should be used with caution.

The Group will re-evaluate the assumptions underlying its analysis at each reporting date as more information becomes available. It is reasonably possible that, on the basis of existing knowledge, outcomes within the next financial year could differ from the amount provided.

4 SEGMENTAL ANALYSIS

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

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

The Group’s activities continue to be organised into four financial reporting segments: Retail, Wholesale, Wealth and International and Insurance. The segmental results and comparatives are presented on the basis reviewed by the chief operating decision maker and as a consequence the comparatives for 2009 include the pre-acquisition results of HBOS for the period from 1 January 2009 to 16 January 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS continued

Retail offers a broad range of retail financial service products in the UK, including current accounts, savings, personal loans, credit cards and mortgages. It is also a major general insurance and bancassurance distributor, selling a wide range of long-term savings, investment and general insurance products.

The Wholesale division serves in excess of a million businesses ranging from start-ups and small enterprises to global corporations, with a range of propositions segmented according to customer need. The division comprises Corporate Markets, Treasury and Trading and Asset Finance.

Wealth and International was created in 2009 to give increased focus and momentum to the Group’s private banking and asset management activities and to closely co-ordinate the management of its international businesses. Wealth comprises the Group’s private banking, wealth and asset management businesses in the UK and overseas. International comprises corporate, commercial, asset finance and retail businesses, principally in Australia and Continental Europe.

The Insurance division provides long-term savings, investment and protection products distributed through the retail branch network, intermediary and direct channels in the UK. It is also a distributor of home insurance in the UK with products sold through the retail branch network, direct channels and strategic corporate partners. The division consists of three business units: Life, Pensions and Investments UK; Life, Pensions and Investments Europe; and General Insurance.

Other includes the results of managing the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and procurement services, the costs of which are predominantly recharged to the other divisions. It also reflects other items not recharged to the divisions, including hedge ineffectiveness and certain capital and wholesale liquidity funding costs.

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

For those derivative contracts entered into by business units for risk management purposes, the business unit retains the amount that would have been recognised on an accrual accounting basis (an amount equal to the interest element of the next payment on the swap) and transfers the remainder of the fair value of the swap to the central group segment where the resulting accounting volatility is managed though the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment. This allocation of the fair value of the swap and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and records volatility in the central group segment where it is managed.

	Retail £m	Wholesale £m	Wealth and International £m	Insurance £m	Other £m	Reported basis total £m
Year ended 31 December 2010
Net interest income	9,378	4,426	1,176	(263)	(895)	13,822
Other income (net of fee and
commission expense)	1,607	4,136	1,160	2,814	447	10,164
Total income	10,985	8,562	2,336	2,551	(448)	23,986
Insurance claims	—	—	—	(542)	—	(542)
Total income, net of insurance claims	10,985	8,562	2,336	2,009	(448)	23,444
Costs:
Operating expenses	(4,644)	(3,744)	(1,536)	(854)	(150)	(10,928)
Impairment of tangible fixed assets	—	(150)	—	—	—	(150)
	(4,644)	(3,894)	(1,536)	(854)	(150)	(11,078)
Trading surplus	6,341	4,668	800	1,155	(598)	12,366
Impairment	(2,747)	(4,446)	(5,988)	—	—	(13,181)
Share of results of joint ventures and associates	17	(95)	(8)	(10)	5	(91)
Profit (loss) before tax and fair value unwind	3,611	127	(5,196)	1,145	(593)	(906)
Fair value unwind	1,105	3,130	372	(43)	(1,446)	3,118
Profit (loss) before tax	4,716	3,257	(4,824)	1,102	(2,039)	2,212
External revenue	13,603	3,969	3,000	3,180	234	23,986
Inter-segment revenue	(2,618)	4,593	(664)	(629)	(682)	—
Segment revenue	10,985	8,562	2,336	2,551	(448)	23,986
Segment external assets	370,708	355,582	85,158	144,540	36,450	992,438
Segment customer deposits	235,591	124,262	32,784	—	996	393,633
Other segment items reflected in income statement above:
Depreciation and amortisation	384	1,133	87	135	64	1,803
Increase in value of in-force business	—	—	2	787	—	789
Defined benefit scheme charges	176	89	36	28	126	455
Other segment items:
Additions to tangible fixed assets	126	1,708	20	585	777	3,216
Investments in joint ventures and associates at end of year	139	127	158	—	5	429

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS continued

	Retail £m	Wholesale £m	Wealth and International £m	Insurance £m	Other £m	Reported basis total £m
Year ended 31 December 2009
Net interest income	7,970	4,710	1,217	(287)	(884)	12,726
Other income (net of fee and commission expense)	1,804	4,199	1,128	2,944	1,800	11,875
Total income	9,774	8,909	2,345	2,657	916	24,601
Insurance claims	—	—	—	(637)	—	(637)
Total income, net of insurance claims	9,774	8,909	2,345	2,020	916	23,964
Operating expenses	(4,566)	(4,106)	(1,544)	(974)	(419)	(11,609)
Trading surplus	5,208	4,803	801	1,046	497	12,355
Impairment	(4,227)	(15,683)	(4,078)	—	—	(23,988)
Share of results of joint ventures and associates	(6)	(720)	(21)	(22)	2	(767)
Profit (loss) before tax and fair value unwind	975	(11,600)	(3,298)	1,024	499	(12,400)
Fair value unwind	407	6,897	942	(49)	(2,097)	6,100
Profit (loss) before tax	1,382	(4,703)	(2,356)	975	(1,598)	(6,300)
External revenue	14,221	4,165	2,859	3,780	(424)	24,601
Inter-segment revenue	(4,447)	4,744	(514)	(1,123)	1,340	—
Segment revenue	9,774	8,909	2,345	2,657	916	24,601
Segment external assets	383,588	401,836	86,272	135,814	19,745	1,027,255
Segment customer deposits	224,149	153,389	29,037	—	166	406,741
Other segment items reflected in income statement above:
Depreciation and amortisation	196	1,284	84	152	147	1,863
(Decrease) increase in value of in-force business	—	—	(5)	1,097	—	1,092
Defined benefit scheme charges	190	112	40	39	156	537
Other segment items:
Additions to tangible fixed assets	65	2,969	53	255	487	3,829
Investments in joint ventures and associates at end of year	30	189	123	(14)	151	479

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS continued

	Retail £m	Wholesale £m	Wealth and International £m	Insurance £m	Other £m	Reported basis total £m
Year ended 31 December 2008
Net interest income	8,454	5,752	1,314	(345)	(272)	14,903
Other income (net of fee and commission expense)	2,739	(302)	1,191	3,493	(188)	6,933
Total income	11,193	5,450	2,505	3,148	(460)	21,836
Insurance claims	—	—	—	(481)	—	(481)
Total income, net of insurance claims	11,193	5,450	2,505	2,667	(460)	21,355
Operating expenses	(4,963)	(4,591)	(1,476)	(1,129)	(77)	(12,236)
Trading surplus (deficit)	6,230	859	1,029	1,538	(537)	9,119
Impairment	(3,695)	(10,394)	(731)	—	(60)	(14,880)
Share of results of joint ventures and associates	7	(944)	(21)	2	4	(952)
Profit (loss) before tax	2,542	(10,479)	277	1,540	(593)	(6,713)
External revenue	15,228	(150)	1,883	6,020	(1,145)	21,836
Inter-segment revenue	(4,035)	5,600	622	(2,872)	685	—
Segment revenue	11,193	5,450	2,505	3,148	(460)	21,836
Segment external assets	393,827	517,269	86,394	127,249	1,979	1,126,718
Segment customer deposits	216,282	157,941	34,095	—	844	409,162
Other segment items reflected in income statement above:
Depreciation and amortisation	197	1,603	71	80	343	2,294
Movement in value of in-force business	—	—	—	(625)	—	(625)
Defined benefit scheme charges	163	106	31	36	(1)	335
Other segment items:
Additions to tangible fixed assets	127	2,241	254	411	735	3,768
Investments in joint ventures and associates at end of year	78	1,032	117	(38)	50	1,239

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS continued

RECONCILIATION OF REPORTED BASIS TO STATUTORY RESULTS

The reported basis is the basis on which financial information is presented to the chief operating decision maker which excludes certain items included in the statutory results. The table below reconciles the statutory results to the reported basis.

		Removal of:
	Lloyds Banking Group statutory £m	Acquisition related items, including pension curtailment gain[1] £m	Volatility arising in insurance businesses £m	Insurance gross up £m	Payment protection insurance provision, customer goodwill payments provision and loss on disposal of businesses[2] £m	Fair value unwind £m	Reported basis £m
Year ended 31 December 2010
Net interest income	12,546	—	26	949	—	301	13,822
Other income	30,921	—	(332)	(19,162)	—	(1,263)	10,164
Total income	43,467	—	(306)	(18,213)	—	(962)	23,986
Insurance claims	(18,511)	—	—	17,967	—	2	(542)
Total income, net of insurance claims	24,956	—	(306)	(246)	—	(960)	23,444
Costs:
Operating expenses	(16,268)	1,320	—	246	3,700	74	(10,928)
Impairment of tangible fixed assets	(202)	52	—	—	—	—	(150)
	(16,470)	1,372	—	246	3,700	74	(11,078)
Trading surplus (deficit)	8,486	1,372	(306)	—	3,700	(886)	12,366
Impairment	(10,952)	—	—	—	—	(2,229)	(13,181)
Share of results of joint ventures and associates	(88)	—	—	—	—	(3)	(91)
Loss on disposal of businesses	(365)	—	—	—	365	—	—
Fair value unwind		—	—	—	—	3,118	3,118
(Loss) profit before tax	(2,919)	1,372	(306)	—	4,065	—	2,212

1	Comprises the pension curtailment gain (£910 million, see note 43), integration costs (£1,653 million) and amortisation of purchased intangibles (£629 million).

2	Comprises the payment protection insurance provision (£3,200 million), the customer goodwill payments provision (£500 million) and the loss on disposal of businesses (£365 million).

		Removal of:
	Lloyds Banking Group statutory £m	Pre-acquisition results of HBOS £m	Government Asset Protection Scheme fee and acquisition related items[1] £m	Volatility arising in insurance businesses £m	Insurance gross up £m	Fair value unwind £m	Reported basis £m
Year ended 31 December 2009
Net interest income	9,026	243	—	11	1,280	2,166	12,726
Other income	36,271	(1,123)	—	(479)	(21,659)	(1,135)	11,875
Total income	45,297	(880)	—	(468)	(20,379)	1,031	24,601
Insurance claims	(22,019)	1,349	—	—	20,318	(285)	(637)
Total income, net of insurance claims	23,278	469	—	(468)	(61)	746	23,964
Operating expenses	(15,984)	(293)	4,589	—	61	18	(11,609)
Trading surplus (deficit)	7,294	176	4,589	(468)	—	764	12,355
Impairment	(16,673)	(456)	—	—	—	(6,859)	(23,988)
Share of results of joint ventures and associates	(752)	—	—	(10)	—	(5)	(767)
Gain on acquisition	11,173	—	(11,173)	—	—	—	—
Fair value unwind		—	—	—	—	6,100	6,100
Profit (loss) before tax	1,042	(280)	(6,584)	(478)	—	—	(6,300)

1

Comprises the gain on acquisition (£11,173 million), the Government Asset Protection Scheme fee (£2,500 million), integration costs (£1,096 million), amortisation of purchased intangibles (£753 million) and goodwill impairment (£240 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 SEGMENTAL ANALYSIS continued

				Removal of:
	Statutory basis[1] £m	HBOS statutory £m	Reclassifi- cations £m	Results of BankWest and St. Andrews £m	Volatility arising in insurance businesses £m	Amortisation of purchased intangibles and goodwill impairments £m	Insurance gross up £m	Reported basis £m
Year ended 31 December 2008
Net interest income	7,718	8,171	1,906	(524)	(9)	—	(2,359)	14,903
Other income	(709)	(4,559)	(234)	(148)	2,358	—	10,225	6,933
Total income	7,009	3,612	1,672	(672)	2,349	—	7,866	21,836
Insurance claims	2,859	6,192	(1,570)	—	—	—	(7,962)	(481)
Total income, net of insurance claims	9,868	9,804	102	(672)	2,349	—	(96)	21,355
Operating expenses	(6,100)	(6,880)	—	400	—	258	86	(12,236)
Trading surplus (deficit)	3,768	2,924	102	(272)	2,349	258	(10)	9,119
Impairment	(3,012)	(12,050)	—	182	—	—	—	(14,880)
Share of results of joint ventures and
associates	4	(956)	—	—	—	—	—	(952)
Non-operating income	—	56	(56)	—	—	—	—	—
Loss on disposal	—	(799)	(46)	845	—	—	—	—
Profit (loss) before tax	760	(10,825)	—	755	2,349	258	(10)	(6,713)
As at 31 December 2008	Statutory basis £m	HBOS statutory £m	Reclassifi- cations £m	Lloyds TSB and HBOS share issues[2] £m	Fair value adjustments £m	Consolidation adjustments £m		Reported basis £m
Assets	436,033	689,917	15,198	16,770	(11,975)	(19,225)		1,126,718

[1]	Restated in 2009 for IFRS 2 (Revised).

[2]

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

	2010			2009
	UK £m	Non-UK £m	Total £m	UK £m	Non-UK £m	Total £m
Total income	39,263	4,204	43,467	42,572	2,725	45,297
Total assets	874,002	118,436	992,438	916,734	110,521	1,027,255

There was no individual non-UK country contributing more than 5 per cent of total income or total assets.

As the activities of the Group were predominantly carried out in the UK prior to the acquisition of HBOS, no comparative geographical analysis for 2008 is presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 NET INTEREST INCOME

	Weighted average effective interest rate
	2010%	2009%	2008%	2010 £m	2009 £m	2008 £m
Interest and similar income:
Loans and advances to customers, excluding lease
and hire purchase receivables	4.28	3.58	6.33	25,459	24,171	13,808
Loans and advances to banks	0.72	1.18	4.74	512	769	1,847
Debt securities held as loans and receivables	4.41	3.68	2.52	1,377	1,469	61
Lease and hire purchase receivables	6.74	6.01	7.62	626	852	706
Interest receivable on loans and receivables	3.96	3.43	6.11	27,974	27,261	16,422
Available-for-sale financial assets	2.88	1.78	4.58	1,311	977	1,147
Held-to-maturity investments	2.51	—	—	55	—	—
Total interest and similar income	3.89	3.32	5.98	29,340	28,238	17,569
Interest and similar expense:
Deposits from banks, excluding liabilities under sale and repurchase transactions	0.78	0.95	3.65	(319)	(883)	(1,540)
Customer deposits, excluding liabilities under sale and repurchase transactions	1.51	1.23	3.27	(5,381)	(4,410)	(4,932)
Debt securities in issue	2.49	2.56	4.10	(5,833)	(6,318)	(2,227)
Subordinated liabilities	10.98	10.05	5.82	(3,619)	(4,325)	(896)
Liabilities under sale and repurchase agreements	1.18	1.95	4.45	(744)	(1,655)	(256)
Interest payable on liabilities held at amortised cost	2.19	2.13	3.67	(15,896)	(17,591)	(9,851)
Other	6.97	14.92	—	(898)	(1,621)	—
Total interest and similar expense	2.27	2.30	3.61	(16,794)	(19,212)	(9,851)
Net interest income				12,546	9,026	7,718

Included within interest and similar income is £1,288 million (2009: £971 million; 2008: £435 million) in respect of impaired financial assets. Net interest income also includes a charge of £932 million (2009: charge of £121 million; 2008: charge of £16 million) transferred from the cash flow hedging reserve (see note 49).

6 NET FEE AND COMMISSION INCOME

	2010 £m	2009 £m	2008 £m
Fee and commission income:
Current accounts	1,086	1,088	707
Credit and debit card fees	812	765	581
Other	2,517	2,401	1,943
Total fee and commission income	4,415	4,254	3,231
Fee and commission expense	(1,682)	(1,517)	(694)
Net fee and commission income	2,733	2,737	2,537

As discussed in note 2, fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7 NET TRADING INCOME

	2010 £m	2009 £m	2008 £m
Foreign exchange translation gains	70	283	66
Gains on foreign exchange trading transactions	377	488	75
Total foreign exchange	447	771	141
Investment property gains (losses) (note 28)	434	(214)	(1,058)
Securities and other gains (see below)	14,843	18,541	(8,269)
Net trading income	15,724	19,098	(9,186)

Securities and other gains comprise net gains arising on assets and liabilities held at fair value through profit or loss and for trading as follows:

	2010 £m	2009 £m	2008 £m
Net income arising on assets held at fair value through profit or loss:
Debt securities, loans and advances	2,292	4,297	938
Equity shares	10,333	11,475	(7,759)
Total net income arising on assets held at fair value through profit or loss	12,625	15,772	(6,821)
Net expense arising on liabilities held at fair value through profit or loss – debt securities in issue	(231)	(125)	(232)
Total net gains arising on assets and liabilities held at fair value through profit or loss	12,394	15,647	(7,053)
Net gains on financial instruments held for trading	2,449	2,894	(1,216)
Securities and other gains	14,843	18,541	(8,269)

8 INSURANCE PREMIUM INCOME

	2010 £m	2009 £m	2008 £m
Life insurance
Gross premiums	7,026	7,768	4,841
Ceded reinsurance premiums	(253)	(308)	(41)
Net earned premiums	6,773	7,460	4,800
Non-life insurance

Gross written premiums	1,332	1,390	651
Ceded reinsurance premiums	(104)	(101)	(23)
Net written premiums	1,228	1,289	628
Change in provision for unearned premiums (note 38(2))	156	171	(16)
Change in provision for ceded unearned premiums (note 38(2))	(9)	26	—
Net earned premiums	1,375	1,486	612
Total net earned premiums	8,148	8,946	5,412

Life insurance gross premiums can be further analysed as follows:

	2010 £m	2009 £m	2008 £m
Life and pensions	6,428	7,070	4,182
Annuities	583	685	645
Other	15	13	14
Gross premiums	7,026	7,768	4,841

Non-life insurance gross written premiums can be further analysed as follows:

	2010 £m	2009 £m	2008 £m
Credit protection	363	417	203
Home	964	968	441
Health	5	5	7
Gross written premiums	1,332	1,390	651

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9 OTHER OPERATING INCOME

	2010 £m	2009 £m	2008 £m
Operating lease rental income	1,410	1,509	392
Rental income from investment properties (note 28)	337	358	209
Other rents receivable	41	51	32
Gains less losses on disposal of available-for-sale financial assets (note 49)	399	97	19
Movement in value of in-force business (note 30)	789	1,169	(325)
Gains on capital transactions	423	1,498	—
Other income	917	808	201
Total other operating income	4,316	5,490	528

GAINS ON CAPITAL TRANSACTIONS

During 2010 and 2009, as part of the Group’s management of capital, the Group exchanged certain existing subordinated debt securities for new securities. These exchanges resulted in a gain on extinguishment of the existing liabilities of £423 million (2009: £1,498 million), being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs.

On 18 February 2010, as part of the Group’s recapitalisation and exit from its proposed participation in the Government Asset Protection Scheme, Lloyds Banking Group plc issued 3,141 million ordinary shares in exchange for certain existing preference shares and preferred securities. This exchange resulted in a gain of £85 million.

During March 2010 the Group entered into a bilateral exchange, under which certain Enhanced Capital Notes denominated in Japanese yen were exchanged for an issue of new Enhanced Capital Notes denominated in US dollars; the securities subject to the exchange were cancelled and a profit of £20 million arose.

In addition, during May and June 2010 the Group completed the exchange of a number of outstanding capital securities issued by Lloyds Banking Group plc and certain of its subsidiaries for ordinary shares in Lloyds Banking Group plc, generating additional core tier 1 capital for the Group. The securities subject to exchange were cancelled, generating a total profit of £318 million for the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10 INSURANCE CLAIMS

Insurance claims comprise:

	2010 £m	2009 £m	2008 £m
Life insurance and participating investment contracts
Claims and surrenders:
Gross	(9,397)	(8,010)	(4,710)
Reinsurers’ share	159	146	65
	(9,238)	(7,864)	(4,645)
Change in insurance and participating investment contract liabilities (note 38(1)):
Change in gross liabilities	(4,622)	(5,922)	4,332
Change in reinsurers’ share of liabilities	256	177	40
	(4,366)	(5,745)	4,372
Change in non-participating investment contract liabilities:
Change in gross liabilities	(4,872)	(7,458)	3,041
Change in reinsurers’ share of liabilities	65	—	—
	(4,807)	(7,458)	3,041
Change in unallocated surplus (note 41)	439	(318)	284
Total life insurance and participating investment contracts	(17,972)	(21,385)	3,052
Non-life insurance
Claims and claims paid:
Gross	(470)	(542)	(219)
Reinsurers’ share	11	16	7
	(459)	(526)	(212)
Change in liabilities (note 38(2)):
Gross	(82)	(111)	24
Reinsurers’ share	2	3	(5)
	(80)	(108)	19
Total non-life insurance	(539)	(634)	(193)
Total insurance claims	(18,511)	(22,019)	2,859

Life insurance and participating investment contracts gross claims can also be analysed as follows:
Deaths	(662)	(637)	(289)
Maturities	(1,763)	(2,107)	(1,888)
Surrenders	(5,904)	(4,225)	(1,960)
Annuities	(741)	(710)	(516)
Other	(327)	(331)	(57)
Total life insurance gross claims	(9,397)	(8,010)	(4,710)

A non-life insurance claims development table is included in note 38.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 OPERATING EXPENSES

	2010 £m	2009 £m	2008[3] £m
Staff costs:
Salaries	4,220	4,369	2,230
Social security costs	396	383	176
Pensions and other post-retirement benefit schemes (note 43):
Curtailment gain[1]	(910)	—	—
Other	628	744	235
	(282)	744	235
Restructuring costs	119	412	14
Other staff costs	1,016	767	323
	5,469	6,675	2,978
Premises and equipment:
Rent and rates	601	569	318
Hire of equipment	18	20	16
Repairs and maintenance	199	226	151
Other	407	341	165
	1,225	1,156	650
Other expenses:
Communications and data processing	891	668	455
Advertising and promotion	362	335	194
Professional fees	742	540	229
Payment protection insurance provision (note 45)	3,200	—	—
Customer goodwill payments provision (note 45)	500	—	—
Other	1,447	1,310	808
	7,142	2,853	1,686
Depreciation and amortisation:
Depreciation of tangible fixed assets (note 32)	1,635	1,716	648
Amortisation of acquired value of in-force non-participating investment contracts (note 30)	76	75	—
Amortisation of other intangible assets (note 31)	721	769	38
	2,432	2,560	686
Impairment of tangible fixed assets[2] (note 32)	202	—	—
Goodwill impairment (note 29)	—	240	100
Total operating expenses excluding Government Asset Protection Scheme fee	16,470	13,484	6,100
Government Asset Protection Scheme fee	—	2,500	—
Total operating expenses	16,470	15,984	6,100

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2010	2009	2008
UK	118,149	125,109	64,355
Overseas	4,830	6,891	2,118
Total	122,979	132,000	66,473

[1]

Following changes by the Group to the terms of its defined benefit pension schemes, all future increases to pensionable salary will be capped each year at the lower of: Retail Prices Index inflation; each employee’s actual percentage increase in pay; and 2 per cent of pensionable pay. In addition to this, during the second half of the year there was a change in commutation factors in certain defined benefit schemes. The combined effect of these changes is a reduction in the Group’s defined benefit obligation of £1,081 million and a reduction in the Group’s unrecognised actuarial losses of £171 million, resulting in a net curtailment gain of £910 million recognised in the income statement and a reduction in the balance sheet liability.

[2]	£52 million of the impairment of tangible fixed assets relates to integration activities.

[3]	Restated in 2009 for IFRS 2 (Revised).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 OPERATING EXPENSES continued

	2010 £m	2009 £m	2008 £m
Fees payable for the audit of the Company’s current year annual report	1.9	2.2	1.1
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	17.9	18.8	8.5
Other services supplied pursuant to legislation	6.2	4.2	3.0
Total audit fees	26.0	25.2	12.6
Other services – audit related fees	1.8	5.3	5.3
Total audit and audit related fees	27.8	30.5	17.9
Services relating to taxation	1.0	1.0	0.5
Other non-audit fees:
Services relating to corporate finance transactions	1.9	0.3	0.4
Other services	9.7	8.9	0.7
Total other non-audit fees	11.6	9.2	1.1
Total fees payable to the Company’s auditors by the Group	40.4	40.7	19.5

Other non-audit fees include the costs associated with the Group’s preparations for ensuring that the heritage HBOS businesses complied fully with the requirements of the Sarbanes-Oxley Act by 31 December 2010.

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

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2010 £m	2009 £m	2008 £m
Audits of Group pension schemes	0.3	0.3	0.2
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.8	0.6	0.5
Reviews of the financial position of corporate and other borrowers	17.2	19.3	1.4
Acquisition due diligence and other work performed in respect of potential venture capital investments	1.2	1.4	1.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 IMPAIRMENT

	2010 £m	2009 £m	2008 £m
Impairment losses on loans and receivables:
Loans and advances to banks	(13)	(3)	135
Loans and advances to customers	10,727	15,783	2,584
Debt securities classified as loans and receivables	57	248	157
Total impairment losses on loans and receivables (note 25)	10,771	16,028	2,876
Impairment of available-for-sale financial assets	106	602	130
Other credit risk provisions (note 45)	75	43	6
Total impairment charged to the income statement	10,952	16,673	3,012

13 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The Group’s share of results of and investments in joint ventures and associates comprises:

	Joint ventures			Associates			Total
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Share of income statement amounts:
Income	318	708	29	135	5	16	453	713	45
Expenses	(209)	(544)	(22)	(91)	(96)	(17)	(300)	(640)	(39)
Impairment	(126)	(272)	—	(92)	(114)	—	(218)	(386)	—
Insurance claims	—	(465)	—	—	—	—	—	(465)	—
Loss before tax	(17)	(573)	7	(48)	(205)	(1)	(65)	(778)	6
Tax	(22)	24	(2)	(1)	2	—	(23)	26	(2)
Share of post-tax results	(39)	(549)	5	(49)	(203)	(1)	(88)	(752)	4
Share of balance sheet amounts:
Current assets	3,370	2,754	68	378	605	89	3,748	3,359	157
Non-current assets	2,868	4,662	11	1,184	1,611	44	4,052	6,273	55
Current liabilities	(588)	(2,175)	(17)	(433)	(494)	(86)	(1,021)	(2,669)	(103)
Non-current liabilities	(5,324)	(4,871)	(7)	(1,026)	(1,613)	(47)	(6,350)	(6,484)	(54)
Share of net assets at 31 December	326	370	55	103	109	—	429	479	55
Movement in investments over the year:
At 1 January	370	55	50	109	—	9	479	55	59
Adjustment on acquisition	—	956	—	—	219	—	—	1,175	—
Additional investments	71	140	—	6	12	—	77	152	—
Acquisitions	—	3	—	—	60	—	—	63	—
Disposals	(68)	(199)	—	(2)	(39)	(6)	(70)	(238)	(6)
Share of post-tax results	(39)	(549)	5	(49)	(203)	(1)	(88)	(752)	4
Dividends paid	—	(21)	—	(1)	—	(2)	(1)	(21)	(2)
Exchange and other adjustments	(8)	(15)	—	40	60	—	32	45	—
Share of net assets at 31 December	326	370	55	103	109	—	429	479	55

The Group’s unrecognised share of losses of associates for the year is £8 million (2009: £64 million; 2008: nil) and of joint ventures is £180 million (2009: £424 million; 2008: nil). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group’s unrecognised share of losses net of unrecognised profits on a cumulative basis of associates is £104 million (2009: £64 million; 2008: nil) and of joint ventures is £339 million (2009: £424 million; 2008: nil).

The Group’s principal joint venture investment at 31 December 2010 was in Sainsbury’s Bank plc; the Group owns 50 per cent of the ordinary share capital of Sainsbury’s Bank plc, whose business is banking and principal area of operation is the UK. Sainsbury’s Bank plc is incorporated in the UK and the Group’s interest is held by a subsidiary.

Where entities have statutory accounts drawn up to a date other than 31 December management accounts are used when accounting for them by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 GAIN ON ACQUISITION IN 2009

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

As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill arose on the acquisition. The negative goodwill was recognised as a ‘Gain on acquisition’ in the income statement for the year ended 31 December 2009. In accordance with accounting requirements, the measurement period for the fair values of the acquired assets and liabilities ended on 15 January 2010 (one year from the date of acquisition); no further fair value adjustments were made beyond those reflected in the Group’s 31 December 2009 financial statements.

	Book value as at 16 January 2009 £m	Fair value adjustments £m	Fair value as at 16 January 2009 £m
Assets
Cash and balances at central banks	2,123	—	2,123
Items in the course of collection from banks	523	—	523
Trading and other financial assets at fair value through profit or loss	83,857	—	83,857
Derivative financial instruments	54,840	(808)	54,032
Loans and receivables:
Loans and advances to banks	15,751	43	15,794
Loans and advances to customers	450,351	(13,512)	436,839
Debt securities	39,819	(1,411)	38,408
Available-for-sale financial assets	27,151	—	27,151
Investment properties	3,002	—	3,002
Investments in joint ventures and associates	1,152	23	1,175
Value of in-force business	3,152	561	3,713
Other intangible assets	104	4,650	4,754
Tangible fixed assets	5,721	(14)	5,707
Current tax recoverable	1,050	—	1,050
Deferred tax assets	2,556	(602)	1,954
Other assets	7,601	(905)	6,696
Total assets	698,753	(11,975)	686,778

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 GAIN ON ACQUISITION IN 2009 continued

	Book value as at 16 January 2009 £m	Fair value adjustments £m	Fair value as at 16 January 2009 £m
Liabilities
Deposits from banks	87,731	109	87,840
Customer deposits	223,859	835	224,694
Items in course of transmission to banks	521	—	521
Trading and other financial liabilities at fair value through profit or loss	16,360	—	16,360
Derivative financial instruments	45,798	—	45,798
Notes in circulation	936	—	936
Debt securities in issue	191,566	(6,247)	185,319
Liabilities arising from insurance contracts and participating investment contracts	36,405	282	36,687
Liabilities arising from non-participating investment contracts	28,168	13	28,181
Unallocated surplus within insurance businesses	526	—	526
Other liabilities	14,732	(312)	14,420
Retirement benefit obligations	(474)	832	358
Current tax liabilities	58	—	58
Deferred tax liabilities	245	(142)	103
Other provisions	146	606	752
Subordinated liabilities	29,240	(9,192)	20,048
Total liabilities	675,817	(13,216)	662,601
Net assets acquired	22,936	1,241	24,177

Fair value of net assets acquired			24,177
Adjust for:
Preference shares[1]			(3,917)
Non-controlling interests			(1,300)
Adjusted net assets of HBOS acquired			18,960
Consideration inclusive of acquisition costs:
Issue of 7,776 million ordinary shares of 25p in Lloyds Banking Group plc[2]			(7,651)
Fees and expenses related to the transaction			(136)
Total consideration			(7,787)
Gain on acquisition in 2009			11,173

[1]

On 16 January 2009, the Group cancelled the following HBOS preference share issuances in exchange for preference shares issued by Lloyds Banking Group plc: 6.475 per cent non-cumulative preference shares of £1 each, 6.3673 per cent non-cumulative fixed to floating preference shares of £1 each and 6.0884 per cent non-cumulative preference shares of £1 each. The fair value of the Lloyds Banking Group preference shares issued was deducted from the net assets acquired for the purposes of calculating the gain arising on acquisition.

[2]

The calculation of consideration was based on the closing price of Lloyds TSB ordinary shares of 98.4p on 16 January 2009; 12,852 million HBOS shares were exchanged for Lloyds Banking Group shares at a ratio of 0.605 shares per HBOS share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15 LOSS ON DISPOSAL OF BUSINESSES

During 2009, the Group acquired an oil drilling rig construction business through a previous lending relationship and consolidated the results and net assets of the business from the date it exercised control.

In the first half of 2010, as a result of a deteriorating market, the Group impaired the oil drilling rigs under construction held by the business by £150 million to reflect their reduced value in use. This impairment was recognised in the Wholesale segment.

In the second half of 2010, the Group reached agreement to dispose of its interests in the two wholly-owned subsidiary companies through which this business operates; the sale was completed in January 2011. These companies, which had gross assets of £860 million, were sold to Seadrill Limited; a loss of £365 million arose on disposal.

The Group extended vendor financing, on normal commercial terms and negotiated on an arms length basis, to Seadrill to facilitate the acquisition of the rig holding companies. The loan is not contingent on the performance of the oil rigs under construction. Accordingly, as at 31 December 2010, the subsidiaries were derecognised.

16 TAXATION

(A) ANALYSIS OF TAX CREDIT FOR THE YEAR

	2010 £m	2009 £m	2008 £m
UK corporation tax:
Current tax on profit for the year	(146)	(227)	(667)
Adjustments in respect of prior years	310	(310)	(19)
	164	(537)	(686)
Double taxation relief	1	10	91
	165	(527)	(595)
Foreign tax:
Current tax on profit for the year	(82)	(221)	(144)
Adjustments in respect of prior years	49	40	4
	(33)	(181)	(140)
Current tax credit (charge)	132	(708)	(735)
Deferred tax (note 44):
Origination and reversal of temporary differences	503	2,429	625
Reduction in UK corporation tax rate	(169)	—	—
Adjustments in respect of prior years	(141)	190	148
	193	2,619	773
Tax credit	325	1,911	38

The credit for tax on the profit for 2010 and 2009 is based on a UK corporation tax rate of 28.0 per cent (2008: 28.5 per cent).

The above income tax credit is made up as follows:

	2010 £m	2009 £m	2008 £m
Tax (charge) credit attributable to policyholders	(315)	(410)	461
Shareholder tax credit (charge)	640	2,321	(423)
Tax credit	325	1,911	38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16 TAXATION continued

(B) FACTORS AFFECTING THE TAX (CHARGE) CREDIT FOR THE YEAR

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax (charge) credit for the year is given below:

	2010 £m	2009 £m	2008[1] £m
(Loss) profit before tax	(2,919)	1,042	760
Tax charge thereon at UK corporation tax rate of 28.0 per cent (2009: 28.0 per cent; 2008: 28.5 per cent)	817	(292)	(217)
Factors affecting charge:
UK corporation tax rate change	(169)	—	—
Goodwill	—	3,061	(28)
Disallowed and non-taxable items	5	408	(116)
Overseas tax rate differences	134	(352)	(39)
Gains exempted or covered by capital losses	65	(14)	27
Policyholder interests	(227)	(295)	330
Tax losses where no deferred tax provided	(487)	(332)	—
Adjustments in respect of previous years	218	(66)	101
Effect of results of joint ventures and associates	(25)	(211)	—
Other items	(6)	4	(20)
Tax credit on profit on ordinary activities	325	1,911	38

1	Restated in 2009 for IFRS 2 (Revised).

17 EARNINGS PER SHARE

	2010 £m		2009 £m	2008[1] £m
(Loss) profit attributable to equity shareholders – basic and diluted	(2,656)		2,827	772
	2010 million		2009 million	2008 million
Weighted average number of ordinary shares in issue – basic	67,117		37,674	11,581
Adjustment for share options and awards	—		255	79
Weighted average number of ordinary shares in issue – diluted	67,117		37,929	11,660
Basic earnings per share	(4.0	)p	7.5p	6.7p
Diluted earnings per share	(4.0	)p	7.5p	6.6p

1	Restated in 2009 for IFRS 2 (Revised).

Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 8 million (2009: 10 million; 2008: £11 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

For the calculation of diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, if any, that arise in respect of share options and awards granted to employees. The number of shares that could have been acquired at the average annual share price of the Company’s shares based on the monetary value of the subscription rights attached to outstanding share options and awards is determined. This is deducted from the number of shares issuable under such options and awards to leave a residual bonus amount of shares which are added to the weighted-average number of ordinary shares in issue, but no adjustment is made to the profit attributable to equity shareholders.

In December 2009, as part of the Group’s recapitalisation and exit from the Government Asset Protection Scheme, the Group entered into an agreement with holders of certain existing liabilities to exchange these for ordinary shares or for cash on 18 February 2010. The weighted average number of anti-dilutive shares arising from this transaction that have been excluded from the calculation of diluted earnings per share was 294 million at 31 December 2009. On 18 February 2010, the above exchange completed and 3,141 million new ordinary shares in Lloyds Banking Group plc were issued.

The basic and diluted weighted average number of ordinary shares in issue for 2009 reflected the issue of 2,597 million ordinary shares on 13 January 2009, the issue of 7,776 million ordinary shares as purchase consideration for the acquisition of 100 per cent of the ordinary share capital of HBOS plc on 16 January 2009, the capitalisation issue of 408 million ordinary shares on 11 May 2009, the issue of 10,409 million ordinary shares on 16 June 2009 in respect of a placing and compensatory open offer, the issue of 36,505 million shares in respect of the rights issue on 27 November 2009 and the issue of 108 million ordinary shares on 11 December 2009. To the extent that such shares contained a bonus element, the average number of shares for 2009 was adjusted to reflect that bonus element for the full year; average shares for 2008 were adjusted accordingly.

The weighted-average number of anti-dilutive share options and awards excluded from the calculation of diluted earnings per share was 92 million at 31 December 2010 (2009: 393 million; 2008: 59 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18 TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These assets are comprised as follows:

	2010			2009
	Trading assets £m	Other financial assets at fair value through profit or loss £m	Total £m	Trading assets £m	Other financial assets at fair value through profit or loss £m	Total £m
Loans and advances to customers	9,486	325	9,811	13,579	166	13,745
Loans and advances to banks	2,734	—	2,734	4,702	635	5,337
Debt securities:
Government securities	1,623	22,217	23,840	2,936	17,025	19,961
Other public sector securities	—	919	919	6	700	706
Bank and building society certificates of deposit	3,692	606	4,298	2,034	—	2,034
Asset-backed securities:
Mortgage-backed securities	—	422	422	—	520	520
Other asset-backed securities	1,020	1,592	2,612	891	1,999	2,890
Corporate and other debt securities	4,919	16,190	21,109	3,097	17,571	20,668
	11,254	41,946	53,200	8,964	37,815	46,779
Equity shares:
Listed	—	50,227	50,227	—	55,685	55,685
Unlisted	6	39,986	39,992	—	28,465	28,465
	6	90,213	90,219	—	84,150	84,150
Treasury and other bills	227	—	227	—	—	—
Total	23,707	132,484	156,191	27,245	122,766	150,011

Other financial assets at fair value through profit or loss include the following assets designated into that category:

(i)

financial assets backing insurance contracts and investment contracts of £129,702 million (31 December 2009: £118,573 million) which are so designated because the related liabilities either have cash flows that are contractually based on the performance of the assets or are contracts whose measurement takes account of current market conditions and where significant measurement inconsistencies would otherwise arise;

(ii)

loans and advances to customers of £109 million (31 December 2009: £166 million) which are economically hedged by interest rate derivatives which are not in hedge accounting relationships and where significant measurement inconsistencies would otherwise arise if the related derivatives were treated as trading liabilities and the loans and advances were carried at amortised cost; and

(iii)

private equity investments of £1,733 million (31 December 2009: £1,880 million) that are managed, and evaluated, on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis.

The maximum exposure to credit risk at 31 December 2010 of the loans and advances to banks and customers designated at fair value through profit or loss was £325 million (2009: £166 million); the Group does not hold any credit derivatives or other instruments in mitigation of this risk. There was no significant movement in the fair value of these loans attributable to changes in credit risk which is determined by reference to the publicly available credit ratings of the instruments involved.

The Group’s Wholesale division had exposure to negative basis asset-backed securities of £1,067 million (31 December 2009: £1,174 million) of which £1,067 million (31 December 2009: £970 million) were protected by monoline financial guarantors (note 56).

Included in the amounts reported above are assets subject to repurchase agreements with a carrying value of £824 million (2009: £3,250 million); the value of the related liability is £828 million (2009: £3,009 million). In all cases the transferee has the right to sell or repledge the assets concerned.

Included in the amounts reported above are reverse repurchase agreements treated as collateralised loans with a carrying value of £12,211 million (2009: £17,991 million). Collateral is held with a fair value of £14,299 million (2009: £21,462 million), all of which the Group is able to repledge. At 31 December 2010, £3,161 million had been repledged (2009: £14,963 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19 DERIVATIVE FINANCIAL INSTRUMENTS

The Group holds derivatives as part of the following strategies:

–	Customer driven, where derivatives are held as part of the provision of risk management products to Group customers;

–

To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value, cash flow and net investment hedge approaches as described in note 56; and

–	Derivatives held in policyholder funds as permitted by the investment strategies of those funds,

Derivatives are classified as trading except those designated as effective hedging instruments which meet the criteria under IAS 39. Derivatives are held at fair value on the Group’s balance sheet. A description of the methodology used to determine the fair value of derivative financial instruments and the effect of using reasonably possible alternative assumptions for those derivatives valued using unobservable inputs is set out in note 55.

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

–

Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place. The Group also uses credit default swaps to securitise, in combination with external funding, £4,149 million (2009: £6,455 million) of corporate and commercial banking loans.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19 DERIVATIVE FINANCIAL INSTRUMENTS continued

The fair values and notional amounts of derivative instruments are set out the following table:

	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
31 December 2010
Trading and other
Exchange rate contracts:
Spot, forwards and futures	212,832	2,513	2,242
Currency swaps	108,216	5,696	1,773
Options purchased	18,096	602	—
Options written	19,387	—	536
	358,531	8,811	4,551
Interest rate contracts:
Interest rate swaps	1,397,157	28,448	29,202
Forward rate agreements	718,227	309	287
Options purchased	59,578	2,371	—
Options written	60,828	—	2,180
Futures	23,361	3	1
	2,259,151	31,131	31,670
Credit derivatives	7,108	256	207
Embedded equity conversion feature	—	1,177	—
Equity and other contracts	22,597	1,996	1,332
Total derivative assets/liabilities – trading and other	2,647,387	43,371	37,760
Hedging
Derivatives designated as fair value hedges:
Currency swaps	9,418	606	35
Interest rate swaps	75,831	4,366	1,200
	85,249	4,972	1,235
Derivatives designated as cash flow hedges:
Interest rate swaps	112,507	2,199	3,042
Futures	1,299	1	—
Currency swaps	17,745	232	121
	131,551	2,432	3,163
Derivatives designated as net investment hedges:
Cross currency swaps	86	2	—
Total derivative assets/liabilities – hedging	216,886	7,406	4,398
Total recognised derivative assets/liabilities	2,864,273	50,777	42,158

The principal amount of the contract does not represent the Group’s real exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure. Further details are provided in note 56(3).

The embedded equity conversion feature of £1,177 million (31 December 2009: £1,797 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; the loss of £620 million arising from the change in fair value over 2010 (2009: loss of £427 million) is included within net gains on financial instruments held for trading within net trading income (note 7).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19 DERIVATIVE FINANCIAL INSTRUMENTS continued

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19 DERIVATIVE FINANCIAL INSTRUMENTS continued

HEDGED CASH FLOWS

For designated cash flow hedges the following table shows when the Group’s hedged cash flows are expected to occur and when they will affect income.

2010	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	223	328	560	434	310	451	445	160	2,911
Forecast payable cash flows	(70)	(44)	(165)	(93)	(67)	(616)	(916)	(200)	(2,171)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	223	445	443	434	310	466	435	155	2,911
Forecast payable cash flows	(70)	(97)	(113)	(93)	(67)	(675)	(884)	(172)	(2,171)
2009	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	14	33	—	3	47	424	374	140	1,035
Forecast payable cash flows	(336)	(698)	(304)	(258)	(121)	(409)	(694)	(111)	(2,931)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	14	33	—	8	68	435	341	136	1,035
Forecast payable cash flows	(336)	(698)	(419)	(206)	(81)	(444)	(647)	(100)	(2,931)

20 LOANS AND ADVANCES TO BANKS

	2010 £m	2009 £m
Lending to banks	1,042	3,705
Money market placements with banks	29,250	31,805
Total loans and advances to banks before allowance for impairment losses	30,292	35,510
Allowance for impairment losses (note 25)	(20)	(149)
Total loans and advances to banks	30,272	35,361

Included in the amounts reported above are reverse repurchase agreements treated as collateralised loans with a carrying value of £4,185 million (2009: £4,188 million). Collateral is held with a fair value of £3,909 million (2009: £4,167 million), all of which the Group is able to repledge.

Included in the amounts reported above are collateral balances in the form of cash provided in respect of reverse repurchase agreements amounting to £4 million (2009: £19 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21 LOANS AND ADVANCES TO CUSTOMERS

	2010 £m	2009 £m
Agriculture, forestry and fishing	5,558	5,130
Energy and water supply	3,576	3,031
Manufacturing	11,495	14,912
Construction	7,904	10,830
Transport, distribution and hotels	34,176	31,820
Postal and telecommunications	1,908	1,662
Property companies	78,263	83,820
Financial, business and other services	59,363	66,923
Personal:
Mortgages	356,261	362,667
Other	36,967	42,958
Lease financing	8,291	9,307
Hire purchase	7,208	8,710
Total loans and advances to customers before allowance for impairment losses	610,970	641,770
Allowance for impairment losses (note 25)	(18,373)	(14,801)
Total loans and advances to customers	592,597	626,969

Included in the amounts reported above are reverse repurchase agreements treated as collateralised loans with a carrying value of £3,096 million (2009: £1,108 million). Collateral is held with a fair value of £2,987 million (2009: £1,102 million), all of which the Group is able to repledge. Included in the amounts reported above are collateral balances in the form of cash provided in respect of reverse repurchase agreements amounting to £42 million (2009: £22 million).

Loans and advances to customers include finance lease receivables, which may be analysed as follows:

	2010 £m	2009 £m
Gross investment in finance leases, receivable:
Not later than 1 year	1,358	1,374
Later than 1 year and not later than 5 years	2,522	3,577
Later than 5 years	7,218	7,911
	11,098	12,862
Unearned future finance income on finance leases	(2,603)	(3,428)
Rentals received in advance	(183)	(119)
Commitments for expenditure in respect of equipment to be leased	(21)	(8)
Net investment in finance leases	8,291	9,307

The net investment in finance leases represents amounts recoverable as follows:

	2010 £m	2009 £m
Not later than 1 year	986	1,008
Later than 1 year and not later than 5 years	1,965	2,403
Later than 5 years	5,340	5,896
Net investment in finance leases	8,291	9,307

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. During 2010 and 2009 no contingent rentals in respect of finance leases were recognised in the income statement. The allowance for uncollectable finance lease receivables included in the allowance for impairment losses is £287 million (2009: £123 million).

The unguaranteed residual values included in finance lease receivables were as follows:

	2010 £m	2009 £m
Not later than 1 year	11	4
Later than 1 year and not later than 5 years	44	46
Later than 5 years	6	5
Total unguaranteed residual values	61	55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22 SECURITISATIONS AND COVERED BONDS

SECURITISATION PROGRAMMES

Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group’s securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities (SPEs). As the SPEs are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the SPEs are consolidated fully and all of these loans are retained on the Group’s balance sheet, with the related notes in issue included within debt securities in issue. In addition to the SPEs described below, the Group sponsors four conduit programmes, Argento, Cancara, Grampian and Landale.

COVERED BOND PROGRAMMES

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group’s balance sheet and the related covered bonds in issue included within debt securities in issue.

The Group’s principal securitisation and covered bond programmes, together with the balances of the advances subject to securitisation and the carrying value of the notes in issue at 31 December, are listed below. The notes in issue are reported in note 37.

	2010		2009
	Gross assets securitised £m	Notes in issue £m	Gross assets securitised £m	Notes in issue £m
Securitisation programmes[1]
UK residential mortgages	146,200	114,428	152,443	129,698
Commercial loans	11,860	8,936	13,071	8,266
Irish residential mortgages	6,007	6,191	6,522	6,585
Credit card receivables	7,327	3,856	5,155	2,699
Dutch residential mortgages	4,526	4,316	4,800	4,663
Personal loans	3,012	2,011	3,730	2,613
PFI/PPP and project finance loans	776	110	877	45
Corporate loans and revolving credit facilities	—	—	595	7
Motor vehicle loans	926	975	443	470
	180,634	140,823	187,636	155,046
Less held by the Group		(100,081)		(117,489)
Total securitisation programmes (note 37)		40,742		37,557
Covered bond programmes
Residential mortgage-backed	93,651	73,458	99,753	76,636
Social housing loan-backed	3,317	2,181	3,356	2,735
	96,968	75,639	103,109	79,371
Less held by the Group		(43,489)		(52,060)
Total covered bond programmes (note 37)		32,150		27,311
Total securitisation and covered bond programmes		72,892		64,868

[1]	Includes securitisations utilising a combination of external funding and credit default swaps.

Cash deposits of £36,579 million (31 December 2009: £31,480 million) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs, the term advances relating to covered bonds and other legal obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23 SPECIAL PURPOSE ENTITIES

In addition to the special purpose entities discussed in note 22, which are used for securitisation and covered bond programmes, the Group sponsors four asset-backed conduits, Argento, Cancara, Grampian and Landale, which invest in debt securities and client receivables. All the external assets in these conduits are consolidated in the Group’s financial statements and are included in the credit market exposures set out in note 56. The total consolidated exposures in these conduits are set out in the table below:

	Argento £m	Cancara £m	Grampian £m	Landale £m	Total £m
At 31 December 2010
Loans and advances	—	3,957	—	—	3,957
Debt securities classified as loans and receivables:
Asset-backed securities	1,448	—	6,957	—	8,405
Corporate and other debt securities	202	—	—	—	202
	1,650	—	6,957	—	8,607
Debt securities classified as available-for-sale financial assets (note 26):
Asset-backed securities	1,436	2,587	—	—	4,023
Corporate and other debt securities	463	—	—	—	463
	1,899	2,587	—	—	4,486
Total assets	3,549	6,544	6,957	—	17,050
At 31 December 2009
Loans and advances	—	3,681	—	—	3,681
Debt securities classified as loans and receivables	—	15	9,867	698	10,580
Debt securities classified as available-for-sale financial assets (note 26):
Asset-backed securities	—	5,382	—	—	5,382
Total assets	—	9,078	9,867	698	19,643

OTHER SPECIAL PURPOSE ENTITIES

During 2009, the Group established Lloyds TSB Pension ABCS (No 1) LLP and Lloyds TSB Pension ABCS (No 2) LLP and transferred approximately £5 billion of assets, primarily comprising notes in certain of the Group’s securitisation programmes, in aggregate to these entities. Further details are provided in note 43.

24 DEBT SECURITIES CLASSIFIED AS LOANS AND RECEIVABLES

Debt securities accounted for as loans and receivables comprise:

	2010 £m	2009 £m
Asset-backed securities:
Mortgage-backed securities	11,650	13,322
Other asset-backed securities	12,827	17,137
Corporate and other debt securities	1,816	2,623
Total debt securities classified as loans and receivables before allowance for impairment losses	26,293	33,082
Allowance for impairment losses (note 25)	(558)	(430)
Total debt securities classified as loans and receivables	25,735	32,652

Included in the amounts reported above are assets subject to repurchase agreements with a carrying value of £1,386 million (2009: £11,752 million); the value of the related liability is £1,043 million (2009: £7,970 million). In all cases the transferee has the right to sell or repledge the assets concerned.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25 ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Total £m
Balance at 1 January 2009	3,459	135	133	3,727
Exchange and other adjustments	95	17	49	161
Advances written off	(4,200)	—	—	(4,200)
Recoveries of advances written off in previous years	110	—	—	110
Unwinding of discount	(446)	—	—	(446)
Charge (release) to the income statement (note 12)	15,783	(3)	248	16,028
At 31 December 2009	14,801	149	430	15,380
Exchange and other adjustments	(2)	(5)	119	112
Advances written off	(6,966)	(111)	(48)	(7,125)
Recoveries of advances written off in previous years	216	—	—	216
Unwinding of discount	(403)	—	—	(403)
Charge (release) to the income statement (note 12)	10,727	(13)	57	10,771
At 31 December 2010	18,373	20	558	18,951

Of the total allowance in respect of loans and advances to customers, £15,585 million (2009: £12,756 million) related to lending that had been determined to be impaired (either individually or on a collective basis) at the reporting date.

Of the total allowance in respect of loans and advances to customers, £6,076 million (2009:£5,297 million) was assessed on a collective basis.

26 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2010			2009
	Conduits £m	Other £m	Total £m	Conduits £m	Other £m	Total £m
Debt securities:
Government securities	—	12,552	12,552	—	8,669	8,669
Other public sector securities	—	29	29	—	31	31
Bank and building society certificates of deposit	—	407	407	—	1,014	1,014
Asset-backed securities:
Mortgage-backed securities	3,203	1,090	4,293	3,481	1,300	4,781
Other asset-backed securities	820	4,399	5,219	1,901	5,739	7,640
Corporate and other debt securities	463	11,669	12,132	—	19,904	19,904
	4,486	30,146	34,632	5,382	36,657	42,039
Equity shares:
Listed	—	72	72	—	102	102
Unlisted	—	2,183	2,183	—	1,929	1,929
	—	2,255	2,255	—	2,031	2,031
Treasury bills and other bills:
Treasury bills and similar securities	—	6,068	6,068	—	2,532	2,532
Total available-for-sale financial assets	4,486	38,469	42,955	5,382	41,220	46,602

Details of the Group’s asset-backed conduits shown in the table above are included in note 23.

Included within asset-backed securities are £9,392 million (31 December 2009: £12,421 million) managed by the Wholesale division. Further information on these exposures is provided in note 56.

Included in the amounts reported above are assets subject to repurchase agreements with a carrying value of £1,467 million (2009: £7,438 million); the value of the related liability is £1,378 million (2009: £6,834 million). In all cases the transferee has the right to sell or repledge the assets concerned.

All assets have been individually assessed for impairment. The criteria used to determine whether an impairment loss has been incurred are disclosed in note 2(H). Included in available-for-sale financial assets at 31 December 2010 are debt securities individually determined to be impaired whose gross amount before impairment allowances was £2 million (31 December 2009: £144 million) and in respect of which no collateral was held.

On 1 November 2010, the Group reclassified £3,601 million of government securities from available-for-sale financial assets to held-to-maturity investments (note 27). Further information on the reclassification of financial assets is provided in note 55.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27 HELD-TO-MATURITY INVESTMENTS

	2010 £m	2009 £m
Debt securities: government securities	7,905	—

On 1 November 2010, the Group reclassified £3,601 million of government securities from available-for-sale financial assets to held-to-maturity investments.

28 INVESTMENT PROPERTIES

	2010 £m	2009 £m
At 1 January	4,757	2,631
Exchange and other adjustments	(6)	(15)
Adjustment on acquisition	—	3,002
Additions:
Acquisitions of new properties	398	151
Consolidation of new subsidiary undertakings	921	—
Additional expenditure on existing properties	52	67
Total additions	1,371	218
Disposals	(559)	(865)
Changes in fair value (note 7)	434	(214)
At 31 December	5,997	4,757

The investment properties are valued at least annually at open-market value, by independent, professionally qualified valuers, who have recent experience in the location and categories of the investment properties being valued.

In addition, the following amounts have been recognised in the income statement:

	2010 £m	2009 £m
Rental income (note 9)	337	358
Direct operating expenses arising from investment properties that generate rental income	77	64

Capital expenditure in respect of investment properties:

	2010 £m	2009 £m
Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements	86	57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29 GOODWILL

	2010 £m	2009 £m
At 1 January	2,016	2,256
Impairment charged to the income statement	—	(240)
At 31 December	2,016	2,016
Cost[1]	2,362	2,362
Accumulated impairment losses	(346)	(346)
At 31 December	2,016	2,016

[1]	For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,016 million (31 December 2009: £2,016 million), £1,836 million (or 91 per cent of the total) has been allocated to Scottish Widows in the Group’s Insurance division and £170 million (or 8 per cent of the total) to Asset Finance in the Group’s Wholesale division.

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

In 2009, the markets in which the Consumer Finance unit of Asset Finance operates had deteriorated further with both macroeconomic and market conditions worsening, leading to a fall off in demand and increasing arrears. This, together with continuing uncertainties over the likely short-term macroeconomic environment, had resulted in a reassessment of the carrying value of the consumer finance cash generating unit and the recognition of a goodwill impairment charge of £240 million during 2009, reflecting the write down of the entire balance of goodwill allocated to the Consumer Finance unit of Asset Finance and leaving goodwill of £170 million in the Autolease unit of Asset Finance.

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

30 VALUE OF IN-FORCE BUSINESS

The gross value of in-force business asset in the consolidated balance sheet is as follows:

	2010 £m	2009 £m
Acquired value of in-force non-participating investment contracts	1,469	1,545
Value of in-force insurance and participating investment contracts	5,898	5,140
Total value of in-force business	7,367	6,685

The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2010 £m	2009 £m
At 1 January	1,545	—
Adjustment on acquisition	—	1,620
Amortisation taken to income statement (note 11)	(76)	(75)
At 31 December	1,469	1,545

The acquired value of in-force non-participating investment contracts includes £356 million (2009: £379 million) in relation to OEIC business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30 VALUE OF IN-FORCE BUSINESS continued

The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2010 £m	2009 £m
At 1 January	5,140	1,893
Adjustment on acquisition	—	2,093
Exchange and other adjustments	(31)	(15)
Movements in the year:
New business	497	563
Existing business:
Expected return	(400)	(456)
Experience variances	85	84
Non-economic assumption changes	306	135
Economic variance	301	843
Movement in the value of in-force business taken to income statement (note 9)	789	1,169
At 31 December	5,898	5,140

This breakdown shows the movement in the value of in-force business only, and does not represent the full contribution that each item in the breakdown contributes to profit before tax, which would also contain changes in the other assets and liabilities of the relevant businesses. Economic variance is the element of earnings which is generated from changes to economic experience in the period and to economic assumptions over time. The presentation of economic variance includes the impact of financial market conditions being different at the end of the reporting period from those included in assumptions used to calculate new and existing business returns.

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

A market consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date. The risk-free rate used for the value of financial options and guarantees is defined as the spot yield derived from the relevant government bond yield curve in line with FSA realistic balance sheet assumptions. Further information on options and guarantees can be found on page 110.

The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of these corporate bond holdings. The illiquidity premium is estimated to be 75 basis points as at 31 December 2010 (31 December 2009: 75 basis points).

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

The table below shows the resulting range of yields and other key assumptions at 31 December for UK business:

	2010%	2009%
Risk-free rate (value of in-force non-annuity business)	3.99	4.45
Risk-free rate (value of in-force annuity business)	4.66	5.05
Risk-free rate (financial options and guarantees)	0.63 to 4.50	0.87 to 4.76
Retail price inflation	3.56	3.64
Expense inflation	4.20	4.42

NON-MARKET RISK

An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required. However, in the case of operational risk, reinsurer default and the with-profit funds these can be asymmetric in the range of potential outcomes for which an explicit allowance is made.

NON-ECONOMIC ASSUMPTIONS

Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management’s view of future experience. These assumptions are intended to represent a best estimate of future experience.

Further information about the effect of changes in key assumptions is given in note 39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 OTHER INTANGIBLE ASSETS

	Brands £m	Core deposit intangible £m	Purchased credit card relationships £m	Customer- related intangibles £m	Capitalised software enhancements £m	Total £m
Cost:
At 1 January 2009	—	—	—	63	320	383
Adjustment on acquisition	596	2,770	300	984	104	4,754
Additions	—	—	—	—	63	63
Disposals of businesses	—	—	—	(170)	—	(170)
At 31 December 2009	596	2,770	300	877	487	5,030
Additions	—	—	—	—	153	153
Disposals	—	—	—	—	(30)	(30)
At 31 December 2010	596	2,770	300	877	610	5,153
Accumulated amortisation:
At 1 January 2009	—	—	—	12	174	186
Charge for the year	21	393	58	237	60	769
Disposals of businesses	—	—	—	(12)	—	(12)
At 31 December 2009	21	393	58	237	234	943
Charge for the year	25	400	60	161	75	721
Disposals	—	—	—	—	(7)	(7)
At 31 December 2010	46	793	118	398	302	1,657
Balance sheet amount at 31 December 2010	550	1,977	182	479	308	3,496
Balance sheet amount at 31 December 2009	575	2,377	242	640	253	4,087

Included within brands above are assets of £380 million (31 December 2009: £380 million) that have been determined to have indefinite useful lives and are not amortised. These brands use the Bank of Scotland name which has been in existence for over 300 years. These brands are well established financial services brands and there are no indications that they should not have an indefinite useful life.

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

Capitalised software enhancements principally comprise identifiable and directly associated internal staff and other costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32 TANGIBLE FIXED ASSETS

	Premises £m	Equipment £m	Operating lease assets £m	Total tangible fixed assets £m
Cost:
At 1 January 2009	1,516	3,148	1,564	6,228
Exchange and other adjustments	19	(38)	281	262
Adjustment on acquisition	966	825	3,916	5,707
Additions	113	1,317	1,949	3,379
Disposals	(153)	(130)	(1,326)	(1,609)
At 31 December 2009	2,461	5,122	6,384	13,967
Exchange and other adjustments	26	34	(76)	(16)
Additions	175	766	1,672	2,613
Disposals	(222)	(338)	(1,693)	(2,253)
Disposal of businesses	—	(1,005)	—	(1,005)
At 31 December 2010	2,440	4,579	6,287	13,306
Accumulated depreciation and impairment:
At 1 January 2009	789	2,208	266	3,263
Exchange and other adjustments	(19)	(12)	113	82
Depreciation charge for the year	132	450	1,134	1,716
Disposals	(18)	(49)	(251)	(318)
At 31 December 2009	884	2,597	1,262	4,743
Exchange and other adjustments	2	(3)	30	29
Impairment charged to the income statement	—	202	—	202
Depreciation charge for the year	146	535	954	1,635
Disposals	(31)	(341)	(976)	(1,348)
Disposal of businesses	—	(145)	—	(145)
At 31 December 2010	1,001	2,845	1,270	5,116
Balance sheet amount at 31 December 2010	1,439	1,734	5,017	8,190
Balance sheet amount at 31 December 2009	1,577	2,525	5,122	9,224

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2010 £m	2009 £m
Receivable within 1 year	1,168	845
1 to 5 years	1,791	1,939
Over 5 years	638	88
Total future minimum rentals receivable	3,597	2,872

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2010 and 2009 no contingent rentals in respect of operating leases were recognised in the income statement.

In addition, total future minimum sub-lease income of £55 million at 31 December 2010 (£79 million at 31 December 2009) is expected to be received under non-cancellable sub-leases of the Group’s premises.

The impairment charge of £202 million comprises £150 million relating to oil drilling rigs under construction acquired from a previous lending relationship in Wholesale (note 15) and £52 million relating to integration activities (note 11).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33 OTHER ASSETS

	2010 £m	2009 £m
Assets arising from reinsurance contracts held (note 38 and note 40)	2,146	1,875
Deferred acquisition and origination costs (see below)	602	533
Settlement balances	985	1,587
Other assets and prepayments	8,910	8,230
Total other assets	12,643	12,225

Deferred acquisition and origination costs:

	2010 £m	2009 £m
At 1 January	533	196
Adjustment on acquisition	—	422
Costs deferred, net of amounts amortised to the income statement	69	(84)
Exchange and other adjustments	—	(1)
At 31 December	602	533

34 DEPOSITS FROM BANKS

	2010 £m	2009 £m
Liabilities in respect of securities sold under repurchase agreements	24,017	27,558
Other deposits from banks	26,346	54,894
Deposits from banks	50,363	82,452

Included in the amounts reported above are deposits held as collateral for facilities granted, with a carrying value of £22,420 million (2009: £28,924 million) and a fair value of £25,626 million (2009: £36,016 million).

Included in the amounts reported above are collateral balances in the form of cash provided in respect of repurchase agreements amounting to nil (2009: £19 million).

35 CUSTOMER DEPOSITS

	2010 £m	2009 £m
Non-interest bearing current accounts	22,897	9,264
Interest bearing current accounts	77,785	93,887
Savings and investment accounts	222,226	207,474
Liabilities in respect of securities sold under repurchase agreements	11,145	35,554
Other customer deposits	59,580	60,562
Customer deposits	393,633	406,741

Included in the amounts reported above are deposits held as collateral for facilities granted, with a carrying value of £11,112 million (2009: £35,504 million) and a fair value of £11,278 million (2009: £35,468 million).

Included in the amounts reported above are collateral balances in the form of cash provided in respect of repurchase agreements amounting to £122 million (2009: £203 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36 TRADING AND OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2010 £m	2009 £m
Liabilities held at fair value through profit or loss (debt securities)	6,665	6,160
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	14,612	21,389
Short positions in securities	1,755	202
Other	3,730	520
	20,097	22,111
Trading and other financial liabilities at fair value through profit or loss	26,762	28,271

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2010 was £6,607 million, which was £58 million lower than the balance sheet carrying value (31 December 2009: £5,866 million, which was £294 million lower than the balance sheet carrying value). At 31 December 2010 there was a cumulative £11 million increase in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds TSB Bank plc, the issuing entity within the Group. Of the £11 million increase, none arose in 2010 and £11 million arose in 2009.

Liabilities designated at fair value through profit or loss represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

37 DEBT SECURITIES IN ISSUE

	2010 £m	2009 £m
Medium-term notes issued	80,975	82,876
Covered bonds (note 22)	32,150	27,311
Certificates of deposit issued	42,276	50,858
Securitisation notes (note 22)	40,742	37,557
Commercial paper	32,723	34,900
Total debt securities in issue	228,866	233,502

38 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS

Insurance contract and participating investment contract liabilities are comprised as follows:

	2010			2009
	Gross £m	Reinsurance[1] £m	Net £m	Gross £m	Reinsurance[1] £m	Net £m
Life insurance (see (1) below):
Insurance contracts	61,871	(2,044)	59,827	56,800	(1,831)	54,969
Participating investment contracts	17,642	—	17,642	18,089	—	18,089
	79,513	(2,044)	77,469	74,889	(1,831)	73,058
Non-life insurance contracts (see (2) below):
Unearned premiums	632	(22)	610	788	(31)	757
Claims outstanding	584	(15)	569	502	(13)	489
	1,216	(37)	1,179	1,290	(44)	1,246
Total	80,729	(2,081)	78,648	76,179	(1,875)	74,304

[1]	Reinsurance balances are reported within other assets (note 33).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

(1) LIFE INSURANCE

The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

	Insurance contracts	Participating investment contracts	Gross £m	Reinsurance £m	Net £m
At 1 January 2009	21,518	11,619	33,137	(380)	32,757
New business	4,455	122	4,577	(28)	4,549
Changes in existing business	971	374	1,345	(149)	1,196
Change in liabilities charged to the income statement (note 10)	5,426	496	5,922	(177)	5,745
Adjustment on acquisition	29,996	5,996	35,992	(1,367)	34,625
Exchange and other adjustments	(140)	(22)	(162)	93	(69)
At 31 December 2009	56,800	18,089	74,889	(1,831)	73,058
New business	3,807	325	4,132	(48)	4,084
Changes in existing business	1,348	(858)	490	(208)	282
Change in liabilities charged to the income statement (note 10)	5,155	(533)	4,622	(256)	4,366
Exchange and other adjustments	(84)	86	2	43	45
At 31 December 2010	61,871	17,642	79,513	(2,044)	77,469

Liabilities for insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the FSA’s realistic capital regime (realistic liabilities) and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2010			2009
	With-profit fund £m	Non-profit fund £m	Total £m	With-profit fund £m	Non-profit fund £m	Total £m
Insurance contracts	13,598	48,273	61,871	12,066	44,734	56,800
Participating investment contracts	10,647	6,995	17,642	11,506	6,583	18,089
Total	24,245	55,268	79,513	23,572	51,317	74,889

With-profit fund realistic liabilities

(I)	BUSINESS DESCRIPTION

The Group has with-profit funds within Scottish Widows plc and Clerical Medical Investment Group Limited containing both insurance contracts and participating investment contracts.

The primary purpose of the conventional and unitised business written in the with-profit funds is to provide a long-term smoothed investment vehicle to policyholders, protecting them against short-term market fluctuations. With-profit policyholders are entitled to at least 90 per cent of the distributed profits, with the shareholders receiving the balance. The policyholders are also usually insured against death and the policy may carry a guaranteed annuity option at maturity.

(II)	METHOD OF CALCULATION OF LIABILITIES

With-profit liabilities are stated at their realistic value, the main components of which are:

–	With-profit benefit reserve, the total asset shares for with-profit policies;

–	Cost of options and guarantees;

–	Deductions levied against asset shares;

–	Planned enhancements to with-profits benefits reserve; and

–	Impact of the smoothing policy.

The realistic assessment is carried out using a stochastic simulation model which values liabilities on a market consistent basis. The calculation of realistic liabilities uses best estimate assumptions for mortality, persistency rates and expenses. These are calculated in a similar manner to those used for the value of in-force business as discussed in note 30.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

(III)	ASSUMPTIONS

Key assumptions used in the calculation of with-profit liabilities, and the processes for determining these, are:

Investment returns and discount rates

The realistic capital regime dictates that with-profit fund liabilities are valued on a market-consistent basis. This is achieved by the use of a valuation model which values liabilities on a basis calibrated to tradable market option contracts and other observable market data. The with-profit fund financial options and guarantees are valued using a stochastic simulation model where all assets are assumed to earn, on average, the risk-free yield and all cash flows are discounted using the risk-free yield. The risk-free yield is defined as the spot yield derived from the relevant government bond yield curve. Further information on significant options and guarantees is given on page 110.

Guaranteed annuity option take-up rates

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

German insurance business is written through the Group’s subsidiary Heidelberger Leben and comprises policies similar to the UK definitions above, except that there is participation by the policyholder in the investment, insurance and expense profits of Heidelberger Leben. A minimum level of policyholder participation is prescribed by German law. The following types of life insurance contracts are written:

–	Traditional and unit linked endowment or pensions business; and

–	Life insurance business.

(II)	METHOD OF CALCULATION OF LIABILITIES

The non-profit fund liabilities are determined on the basis of recognised actuarial methods and consistent with the approach required by regulatory rules. The methods used involve estimating future policy cash flows over the duration of the in-force book of policies, and discounting the cash flows back to the valuation date allowing for probabilities of occurrence.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

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

Key changes in assumptions

A detailed review of the Group’s assumptions in 2010 resulted in the following key impacts on profit before tax:

–	Change in persistency assumptions (£38 million decrease)

–	Change in the assumption in respect of future mortality rates (£40 million increase)

These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

(2) NON-LIFE INSURANCE

Gross non-life insurance contract liabilities are analysed by line of business as follows:

	2010 £m	2009 £m
Credit protection	380	533
Home	833	754
Health	3	3
Total gross non-life insurance contract liabilities	1,216	1,290

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

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	Gross £m	Reinsurance £m	Net £m
Provisions for unearned premiums
At 1 January 2009	472	—	472
Adjustment on acquisition	487	(4)	483
Increase in the year	1,267	(101)	1,166
Release in the year	(1,438)	75	(1,363)
Change in provision for unearned premiums charged to income statement (note 8)	(171)	(26)	(197)
Exchange and other adjustments	—	(1)	(1)
At 31 December 2009	788	(31)	757
Increase in the year	1,230	(104)	1,126
Release in the year	(1,386)	113	(1,273)
Change in provision for unearned premiums charged to income statement (note 8)	(156)	9	(147)
Exchange and other adjustments	—	—	—
At 31 December 2010	632	(22)	610

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

	Gross £m	Reinsurance £m	Net £m
Claims outstanding
Notified claims	160	(5)	155
Incurred but not reported	23	—	23
At 1 January 2009	183	(5)	178
Adjustment on acquisition	208	(5)	203
Cash paid for claims settled in the year	(513)	14	(499)
Increase (decrease) in liabilities:
Arising from current year claims	623	(15)	608
Arising from prior year claims	1	(2)	(1)
Change in liabilities charged to income statement (note 10)	111	(3)	108
At 31 December 2009	502	(13)	489
Cash paid for claims settled in the year	(467)	11	(456)
Increase (decrease) in liabilities:
Arising from current year claims	581	(12)	569
Arising from prior year claims	(32)	(1)	(33)
Change in liabilities charged to income statement (note 10)	82	(2)	80
At 31 December 2010	584	(15)	569
Notified claims	420	(4)	416
Incurred but not reported	164	(11)	153
At 31 December 2010	584	(15)	569
Notified claims	289	(9)	280
Incurred but not reported	213	(4)	209
At 31 December 2009	502	(13)	489

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38 LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

NON-LIFE INSURANCE CLAIMS DEVELOPMENT TABLE

The development of insurance liabilities provides a measure of the Group’s ability to estimate the ultimate value of claims. The top half of the table below illustrates how the Group’s estimate of total claims outstanding for each accident year shown has changed at successive year ends. The bottom half of the table reconciles the cumulative claims to the amount appearing in the balance sheet. The accident year basis is considered the most appropriate for the business written by the Group.

NON-LIFE INSURANCE ALL RISKS – GROSS

	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	Total £m
Accident year
Estimate of ultimate claims costs:
At end of accident year	211	208	317	205	639	609	2,189
One year later	207	206	311	199	539
Two years later	204	204	299	195
Three years later	202	204	292
Four years later	201	205
Five years later	201
Current estimate in respect of above claims	201	205	292	195	539	609	2,041
Current estimate of claims relating to general insurance business acquired in 2009	284	326	394	263	—	—	1,267
Current estimate of cumulative claims	485	531	686	458	539	609	3,308
Cumulative payments to date	(472)	(520)	(671)	(430)	(443)	(226)	(2,762)
Liability recognised in the balance sheet	13	11	15	28	96	383	546
Liability in respect of earlier years[1]							22
Total liability included in the balance sheet							568

[1]	This balance includes £2 million of claims relating to general insurance business acquired during 2009.

The liability of £568 million shown in the above table excludes £16 million of unallocated claims handling expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39 LIFE INSURANCE SENSITIVITY ANALYSIS

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

	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m
As at 31 December 2010
Non-annuitant mortality[1]	5% reduction	64	46
Annuitant mortality[2]	5% reduction	(131)	(96)
Lapse rates[3]	10% reduction	163	117
Future maintenance and investment expenses[4]	10% reduction	201	145
Risk-free rate[5]	0.25% reduction	61	44
Guaranteed annuity option take up6	5% addition	(4)	(3)
Equity investment volatility[7]	1% addition	(8)	(6)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(152)	(110)
Increase in illiquidity premia[9]	0.10% addition	78	56

	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m
As at 31 December 2009
Non-annuitant mortality[1]	5% reduction	80	58
Annuitant mortality[2]	5% reduction	(120)	(86)
Lapse rates[3]	10% reduction	168	121
Future maintenance and investment expenses[4]	10% reduction	207	149
Risk-free rate[5]	0.25% reduction	56	40
Guaranteed annuity option take up6	5% addition	(7)	(5)
Equity investment volatility[7]	1% addition	(13)	(9)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(144)	(104)
Increase in illiquidity premia[9]	0.10% addition	78	56

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

1	This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.

2	This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.

3	This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.

4	This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.

5	This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.

6	This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.

7	This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.

8

This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Government bond yields, the risk-free rate and illiquidity premia are all assumed to be unchanged.

9

This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premia. It assumes the overall corporate bond spreads are unchanged and hence market values are unchanged. Government bond yields and the non-annuity risk-free rate are both assumed to be unchanged. The increased illiquidity premium increases the annuity risk-free rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40 LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	Gross £m	Reinsurance £m	Net £m
At 1 January 2009	14,243	—	14,243
Adjustment on acquisition	28,181	—	28,181
New business	3,498	—	3,498
Changes in existing business	430	—	430
Exchange and other adjustments	(4)	—	(4)
At 31 December 2009	46,348	—	46,348
New business	3,953	(65)	3,888
Changes in existing business	1,070	—	1,070
Exchange and other adjustments	(8)	—	(8)
At 31 December 2010	51,363	(65)	51,298

41 UNALLOCATED SURPLUS WITHIN INSURANCE BUSINESSES

The movement in the unallocated surplus within long-term insurance business over the year can be analysed as follows:

	2010 £m	2009 £m
At 1 January	1,082	270
Adjustment on acquisition	—	526
Change in unallocated surplus recognised in the income statement (note 10)	(439)	318
Exchange and other adjustments	—	(32)
At 31 December	643	1,082

42 OTHER LIABILITIES

	2010 £m	2009 £m
Settlement balances	1,269	2,070
Unitholders’ interest in Open Ended Investment Companies	15,617	12,415
Other creditors and accruals	12,810	14,835
Other liabilities	29,696	29,320

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43 RETIREMENT BENEFIT OBLIGATIONS

	2010 £m	2009 £m	2008 £m
Charge to the income statement
Defined benefit pension schemes[1]	(467)	529	157
Other post-retirement benefit schemes	12	7	7
Total defined benefit schemes	(455)	536	164
Defined contribution pension schemes	173	208	71
Total charge to the income statement	(282)	744	235

[1]

In 2010, the amount is shown net of a credit of £910 million following the Group’s decision to cap all future increases to pensionable salary in its principal UK defined benefit pension schemes, together with a change in commutation factors in certain schemes (note 11).

	2010 £m	2009 £m
Amounts recognised in the balance sheet
Defined benefit pension schemes	479	(619)
Other post-retirement benefit schemes	(166)	(161)
Total amounts recognised in the balance sheet	313	(780)

	2010 £m	2009 £m
Amounts recognised in the balance sheet
Retirement benefit assets	736	—
Retirement benefit obligations	(423)	(780)
Total amounts recognised in the balance sheet	313	(780)

PENSION SCHEMES

Defined benefit schemes

The Group has established a number of defined benefit pension schemes in the UK and overseas, the three most significant being the defined benefit sections of the Lloyds TSB Group Pension Schemes No’s 1 and 2 and the HBOS Final Salary Pension Scheme. These schemes provide retirement benefits calculated as a percentage of final salary depending upon the length of service; the minimum retirement age under the rules of the schemes at 31 December 2010 was generally 55 although certain categories of member are deemed to have a contractual right to retire at 50.

The latest full valuations of the two Lloyds TSB schemes were carried out as at 30 June 2008; the latest full valuation of the HBOS scheme was carried out as at 31 December 2008. The results have been updated to 31 December 2010 by qualified independent actuaries. The last full valuations of other Group schemes were carried out on a number of different dates; these have been updated to 31 December 2010 by qualified independent actuaries or, in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows.

The Group’s obligations in respect of its defined benefit schemes are funded. During 2009, the Group’s contributions to its defined benefit schemes of £1,859 million included one-off contributions to the Lloyds TSB Group Pension Scheme No 1 and Lloyds TSB Group Pension Scheme No 2 of approximately £1 billion in aggregate. These contributions took the form of interests in limited liability partnerships for each of the two schemes which contained assets of approximately £5 billion in aggregate entitling the schemes to annual payments of approximately £215 million in aggregate until 31 December 2014. Thereafter, assuming that all distributions have been made, the value of the partnership interests will equate to a nominal amount. At 31 December 2010, the limited liability partnerships held assets of approximatey £4.9 billion; cash payments of £215 million were made to the pension schemes during the year. The limited liability partnerships are fully consolidated in the Group’s balance sheet (see note 23).

The Group currently expects to pay contributions of approximately £625 million to its defined benefit schemes in 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43 RETIREMENT BENEFIT OBLIGATIONS continued

	2010 £m	2009 £m
Amount included in the balance sheet
Present value of funded obligations	(26,862)	(27,073)
Fair value of scheme assets	26,382	23,518
	(480)	(3,555)
Unrecognised actuarial losses	959	2,936
Net amount recognised in the balance sheet	479	(619)

	2010 £m	2009 £m
Movements in the defined benefit obligation
At 1 January	(27,073)	(15,617)
Adjustment on acquisition	—	(7,046)
Current service cost	(384)	(395)
Employee contributions	(4)	(2)
Interest cost	(1,474)	(1,383)
Actuarial gains (losses)	140	(3,568)
Benefits paid	950	932
Past service cost	(46)	(67)
Curtailments	1,081	—
Settlements	6	8
Exchange and other adjustments	(58)	65
At 31 December	(26,862)	(27,073)

	2010 £m	2009 £m
Changes in the fair value of scheme assets
At 1 January	23,518	13,693
Adjustment on acquisition	—	6,743
Expected return	1,507	1,320
Employer contributions	648	1,859
Employee contributions	4	2
Actuarial gains	1,624	886
Benefits paid	(950)	(932)
Settlements	(9)	(12)
Exchange and other adjustments	40	(41)
At 31 December	26,382	23,518
Actual return on scheme assets	3,131	2,206

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43 RETIREMENT BENEFIT OBLIGATIONS continued

ASSUMPTIONS

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2010%	2009%
Discount rate	5.50	5.70
Rate of inflation:
Retail Prices Index	3.40	3.40
Consumer Price Index	2.90	—
Rate of salary increases	2.00	3.75
Rate of increase for pensions in payment	3.20	3.20
	Years	Years
Life expectancy for member aged 60, on the valuation date:
Men	27.2	27.1
Women	28.3	28.2
Life expectancy for member aged 60, 15 years after the valuation date:
Men	28.2	28.7
Women	29.9	29.8

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 as at 31 December 2010 is assumed to live for, on average, 27.2 years for a male and 28.3 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60.

SENSITIVITY ANALYSIS

The effect of changes in key assumptions on the pension charge in the Group’s income statement and on the gross defined benefit pension scheme asset or liability is set out below:

	Increase (decrease) in the income statement charge		Increase (decrease) in the net defined benefit pension scheme asset
	2010 £m	2009 £m	2010 £m	2009 £m
Inflation:[1]
Increase of 0.2 per cent	14	69	(791)	(795)
Decrease of 0.2 per cent	(15)	(60)	754	763
Discount rate:[2]
Increase of 0.2 per cent	(20)	(68)	930	937
Decrease of 0.2 per cent	15	82	(976)	(985)
Expected life expectancy of members:
Increase of one year	40	79	(620)	(590)
Decrease of one year	(41)	(76)	632	603

1	At 31 December 2010, the assumed rate of inflation is 3.4 per cent (31 December 2009 3.4 per cent).

2	At 31 December 2010, the assumed discount rate is 5.5 per cent (31 December 2009 5.7 per cent).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43 RETIREMENT BENEFIT OBLIGATIONS continued

The expected return on scheme assets has been calculated using the following assumptions:

	2010%	2009%
Equities and alternative assets	8.3	8.4
Fixed interest gilts	4.5	3.7
Index linked gilts	4.1	4.0
Non-Government bonds	6.0	6.7
Property	7.5	6.4
Money market instruments and cash	4.3	3.8

The expected return on scheme assets in 2011 will be calculated using the following assumptions:

2011%
Equities and alternative assets	8.3
Fixed interest gilts	4.0
Index linked gilts	3.9
Non-Government bonds	4.9
Property	7.3
Money market instruments and cash	3.9

Composition of scheme assets:

	2010 £m	2009 £m
Equities	11,856	10,934
Fixed interest gilts	2,237	2,038
Index linked gilts	4,159	2,917
Non-Government bonds	2,922	2,148
Property	1,654	1,577
Money market instruments, cash and other assets and liabilities	3,554	3,904
At 31 December	26,382	23,518

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

Experience adjustments history:

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Present value of defined benefit obligation	(26,862)	(27,073)	(15,617)	(16,795)	(17,378)
Fair value of scheme assets	26,382	23,518	13,693	16,112	15,279
	(480)	(3,555)	(1,924)	(683)	(2,099)
Experience gains (losses) on scheme liabilities	496	31	(39)	(185)	(50)
Experience gains (losses) on scheme assets	1,624	886	(3,520)	139	314

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43 RETIREMENT BENEFIT OBLIGATIONS continued

The expense recognised in the income statement for the year ended 31 December comprises:

	2010 £m	2009 £m	2008 £m
Current service cost	384	395	258
Interest cost	1,474	1,383	957
Expected return on scheme assets	(1,507)	(1,320)	(1,085)
Net actuarial losses recognised in year	43	—	—
Curtailments (see below)	(910)	—	6
Settlements	3	4	—
Past service cost	46	67	21
Total defined benefit pension expense	(467)	529	157

Following changes by the Group to the terms of its principal UK defined benefit pension schemes, all future increases to pensionable salary will be capped each year at the lower of: Retail Prices Index inflation;each employee’s actual percentage increase in pay; and 2 per cent of pensionable pay. In addition to this, during the second half of the year there was a change in the commutation factors in certain defined benefit schemes. The combined effect of these changes is a reduction in the Group’s defined benefit obligation of £1,081 million and a reduction in the Group’s unrecognised actuarial losses of £171 million, resulting in a net curtailment gain of £910 million recognised in the income statement and an equivalent reduction in the balance sheet liability.

Defined contribution schemes

The Group operates a number of defined contribution pension schemes in the UK and overseas, principally the defined contribution sections of the Lloyds TSB Group Pension Schemes No’s 1 and 2.

During the year ended 31 December 2010 the charge to the income statement in respect of defined contribution schemes was £173 million (2009: £208 million; 2008: £71 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

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

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 30 June 2008; this valuation has been updated to 31 December 2010 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 7.54 per cent (2009: 7.33 per cent).

Amount included in the balance sheet:

	2010 £m	2009 £m
Present value of unfunded obligations	(175)	(170)
Unrecognised actuarial losses	9	9
Retirement benefit obligation recognised in the balance sheet	(166)	(161)

Movements in the other post-retirement benefits obligation:

	2010 £m	2009 £m
At 1 January	(170)	(118)
Exchange and other adjustments	2	7
Adjustment on acquisition	—	(55)
Actuarial loss	—	(5)
Insurance premiums paid	5	8
Charge for the year	(12)	(7)
At 31 December	(175)	(170)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 DEFERRED TAX

The movement in the net deferred tax balance is as follows:

	2010 £m	2009 £m
Asset at 1 January	4,797	833
Exchange and other adjustments	68	107
Adjustment on acquisition	—	1,851
Disposals	—	16
Income statement (charge) credit (note 16):
Due to change in UK corporation tax rate	(169)	—
Other	362	2,619
	193	2,619
Amount (charged) credited to equity:
Available-for-sale financial assets (note 49)	(330)	(395)
Net investment hedges (note 49)	—	(358)
Cash flow hedges (note 49)	33	119
Share-based compensation	20	5
	(277)	(629)
Asset at 31 December	4,781	4,797

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

Statutory position	2010 £m	2009 £m	Tax disclosure	2010 £m	2009 £m
Deferred tax assets	5,028	5,006	Deferred tax assets	9,377	8,579
Deferred tax liabilities	(247)	(209)	Deferred tax liabilities	(4,596)	(3,782)
Asset at 31 December	4,781	4,797	Asset at 31 December	4,781	4,797

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 DEFERRED TAX continued

The deferred tax (charge) credit in the income statement comprises the following temporary differences:

	2010 £m	2009 £m	2008 £m
Accelerated capital allowances	(470)	1,039	318
Pensions and other post-retirement benefits	(391)	(199)	(104)
Long-term assurance business	(110)	(188)	458
Allowances for impairment losses	73	(128)	2
Trading losses	1,737	4,000	97
Tax on fair value of acquired assets	(715)	(2,022)	—
Other temporary differences	69	117	2
Deferred tax credit in the income statement	193	2,619	773

Deferred tax assets and liabilities are comprised as follows:

		2010 £m	2009 £m
Deferred tax assets:
Pensions and other post-retirement benefits		33	424
Allowances for impairment losses		612	474
Other provisions		231	232
Derivatives		221	155
Available-for-sale asset revaluation		519	936
Tax losses carried forward		7,436	5,925
Other temporary differences		325	433
Total deferred tax assets		9,377	8,579

		2010 £m	2009 £m
Deferred tax liabilities:
Accelerated capital allowances		(562)	(92)
Long-term assurance business		(1,630)	(1,530)
Tax on fair value of acquired assets		(2,097)	(1,913)
Effective interest rates		(74)	(88)
Other temporary differences		(233)	(159)
Total deferred tax liabilities		(4,596)	(3,782)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 DEFERRED TAX continued

The Finance (No. 2) Act 2010 included legislation that reduced the main rate of corporation tax from 28 per cent to 27 per cent with effect from 1 April 2011. This resulted in a reduction in the Group’s net deferred tax asset at 31 December 2010 of £164 million.

On 23 March 2011, the UK Government announced that the corporation tax rate applicable from 1 April 2011 would be further reduced to 26 per cent. This further reduction has since been enacted under the Provisional Collection of Taxes Act 1968. The additional reduction from 27 per cent to 26 per cent is estimated to reduce the net deferred tax asset by approximately £200 million and will be reflected in the financial statements for the year ended 31 December 2011.

The proposed further reductions in the rate of corporation tax by 1 per cent per annum to 23 per cent from 1 April 2014 are expected to be enacted separately each year. The effect of these further changes upon the Group’s deferred tax balances and leasing business cannot be reliably quantified at this stage.

DEFERRED TAX ASSETS

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. Group companies have recognised deferred tax assets of £7,436 million (2009: £5,925 million) in relation to trading tax losses carried forward. After reviews of medium-term profit forecasts, the Group considers that there will be sufficient profits in the future against which these losses will be offset.

Deferred tax assets of £396 million (31 December 2009: £487 million) have not been recognised in respect of capital losses carried forward as there are no predicted future capital profits. Capital losses can be carried forward indefinitely.

Deferred tax assets of £227 million (31 December 2009: £349 million) have not been recognised in respect of trading losses carried forward, mainly in certain overseas companies as there are limited predicted future trading profits. Trading losses can be carried forward indefinitely.

In addition, deferred tax assets have not been recognised in respect of unrelieved foreign tax carried forward as at 31 December 2010 of £62 million (31 December 2009: £53 million), as there are no predicted future taxable profits against which the unrelieved foreign tax credits can be utilised. These tax credits can be carried forward indefinitely.

DEFERRED TAX LIABILITIES

Future transfers from Scottish Widows plc’s long-term business funds to its Shareholder Fund will be subject to a shareholder tax charge. Under IAS 12, no provision is required to be made to the extent that the timing of such transfers is under Scottish Widows plc’s control. Accordingly, deferred tax liabilities of £90 million (2009: £90 million) have not been recognised.

Scottish Widows plc has a taxable difference of £152 million (2009: £152 million) in respect of its holding of a life insurance subsidiary. No deferred tax liability is required to be recognised in respect of this taxable temporary difference under IAS 12 as Scottish Widows plc does not intend to dispose of this subsidiary company.

45 OTHER PROVISIONS

	Provisions for contingent liabilities and commitments £m	Customer goodwill payments £m	Customer remediation provisions £m	Restructuring provisions £m	Vacant leasehold property £m	Other £m	Total £m
At 1 January 2010	72	—	460	116	108	227	983
Exchange and other adjustments	16	—	(26)	(1)	4	9	2
Transfers	—	—	49	—	—	—	49
Provisions applied	(9)	—	(222)	(16)	(1)	(5)	(253)
Charge for the year	75	500	3,283	23	35	35	3,951
At 31 December 2010	154	500	3,544	122	146	266	4,732

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 OTHER PROVISIONS continued

PROVISIONS FOR CONTINGENT LIABILITIES AND COMMITMENTS

Provisions are held in cases where the Group is irrevocably committed to advance additional funds, but where there is doubt as to the customer’s ability to meet its repayment obligations.

CUSTOMER GOODWILL PAYMENTS

Lloyds Banking Group has been in discussions with the FSA regarding the application of an interest variation clause in certain Bank of Scotland plc variable rate mortgage contracts where the wording in the offer documents received by certain customers had the potential to cause confusion. The relevant mortgages were written between 2004 and 2007 by Bank of Scotland plc under the ‘Halifax’ brand. In February 2011, the Group reached agreement with the FSA in relation to initiating a customer review and contact programme and making goodwill payments to affected customers. In order to make these goodwill payments, Bank of Scotland plc has applied for a Voluntary Variation of Permission to carry out the customer review and contact programme to bring it within section 404F(7) of FSMA 2000. The Group has made a provision of £500 million in relation to this programme.

CUSTOMER REMEDIATION PROVISIONS

The Group establishes provisions for the estimated cost of making redress payments to customers in respect of past product sales, in those cases where the original sales processes have been found to be deficient. In addition to the £3,200 million payment protection insurance provision discussed below, during 2010 management has again reviewed the adequacy of the other provisions held having regard to current complaint volumes and the level of payments being made and £83 million has been charged to the income statement. At 31 December 2010 the remaining provisions held relate to past sales of a number of products, including payment protection insurance and mortgage endowment policies, sold through the branch networks.

Payment Protection Insurance

There has been extensive scrutiny of the Payment Protection Insurance (PPI) market in recent years.

In October 2010, the UK Competition Commission confirmed its decision to prohibit the active sale of PPI by a distributor to a customer within seven days of a sale of credit. This followed the completion of its formal investigation into the supply of PPI services (other than store card PPI) to non-business customers in the UK in January 2009 and a referral of the proposed prohibition to the Competition Appeal Tribunal. The Competition Commission consulted on the wording of a draft order to implement its findings from October 2010, and published the final Order on 24 March 2011 which became effective on 6 April 2011. Following an earlier decision to stop selling single premium PPI products, the Group ceased to offer PPI products to its customers in July 2010.

On 29 September 2009 the FSA announced that several firms had agreed to carry out reviews of past sales of single premium loan protection insurance. Lloyds Banking Group agreed in principle that it would undertake a review in relation to sales of single premium loan protection insurance made through its branch network since 1 July 2007. That review will now form part of the ongoing PPI work referred to below.

On 1 July 2008, the Financial Ombudsman Service (FOS) referred concerns regarding the handling of PPI complaints to the Financial Services Authority (FSA) as an issue of wider implication. On 29 September 2009 and 9 March 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on 10 August 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by 1 December 2010.

On 8 October 2010, the British Bankers’ Association (BBA), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008.

Subsequent to the year end, the Judicial Review hearing was held in late January 2011 and on 20 April 2011 judgment was handed down by the High Court dismissing the BBA’s application. On 9 May 2011, the BBA confirmed that the banks and the BBA did not intend to appeal the judgment.

Since publication of the judgment, the Group has been in discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement. As a result of these discussions, the judgment handed down by the High Court and given the initial analysis that the Group has conducted of compliance with applicable sales standards which is continuing, the Group has concluded that there are certain circumstances where customer contact and/or redress will be appropriate. Accordingly the Group has made a provision in its financial statements for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such contact and/or redress, including administration expenses. There are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

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

OTHER

Other provisions include the provisions which the Group carries in respect of its obligations arising from the liquidation of UIC Insurance Company Limited (UIC). The Group has indemnified a third party against losses arising from a reinsurance contract written by UIC which is subject to asbestos and pollution claims in the US. The ultimate cost and timing of payments under the indemnity remain uncertain. The provision held represents management’s current best estimate of the cost after having regard to actuarial estimates of future losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46 SUBORDINATED LIABILITIES

	2010 £m	2009 £m
Preference shares	1,165	1,983
Preferred securities	4,538	5,078
Undated subordinated liabilities	2,002	2,665
Enhanced capital notes	9,235	9,047
Dated subordinated liabilities	19,292	15,954
Total subordinated liabilities	36,232	34,727

The securities in this note will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preferred shares and securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the dated enhanced capital notes ranks equally with that of the dated subordinated liabilities. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2009: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the Financial Services Authority.

The movement in subordinated liabilities during the year was as follows:

			£m
At 1 January 2010			34,727
Issued during the year			3,511
Repurchases and redemptions during the year			(3,618)
Foreign exchange and other movements			1,612
At 31 December 2010			36,232

	Note	2010 £m	2009 £m
Preference shares
6% Non-cumulative Redeemable Preference Shares	a	—	—
6.267% Fixed/Floating Rate Non-Cumulative Callable Preference Shares callable 2016 (US$1,000 million)	d, e	269	327
9¼% Non-cumulative Irredeemable £1 preference shares (£300 million)	e	235	197
9¾% Non-cumulative Irredeemable £1 preference shares (£100 million)	b, c, e	30	72
6.413% Fixed-to-Floating Rate US$1 series A preference shares (US$750 million)	e	113	115
5.92% Fixed-to-Floating Rate US$1 series B preference shares (US$750 million)	d, e	9	90
6.657% Fixed-to-Floating rate US$1 preference shares (US$750 million)	e	5	28
7.875% Non-cumulative callable preference shares (US$1,250 million)	b, e	277	680
7.875% Non-cumulative callable preference shares (€500 million)	b, e	182	417
6.475% fixed rate non-cumulative callable preference shares (£186 million)	b, c, e	34	45
6.0884% fixed-to-floating rate non-cumulative callable preference shares (£745 million)	b, e	9	10
6.3673% fixed-to-floating non-cumulative callable preference shares (£335 million)	b, e	2	2
Total preference shares		1,165	1,983

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

b

As part of the Group’s recapitalisation and exit from the Government Asset Protection Scheme, following an exchange offer, on 1 December, 10 December and 15 December 2009, certain holders of certain series elected to exchange some or all of the preference shares they held for equity issued by Lloyds Banking Group plc on 18 February 2010.

c

Following an invitation to certain eligible retail holders on 15 December 2009, certain holders of certain series elected to sell some or all of the preference shares they held to Lloyds Banking Group plc in January 2010.

d

Following conclusion of a limited number of privately negotiated bilateral exchanges on 7 May 2010, certain holders of certain series elected to exchange some or all of the preference shares they held for equity issued by Lloyds Banking Group plc.

e	In November 2009, as part of the state aid restructuring plan, the Group agreed to suspend the payment of coupons on these instruments for the two year period from 31 January 2010 to 31 January 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46 SUBORDINATED LIABILITIES continued

	Note	2010 £m	2009 £m
Preferred securities
6.90% Perpetual Capital Securities (US$1,000 million)	a, c	249	645
7.375% Euro Step-up Non-Voting Non-Cumulative Preferred Securities callable 2012 (€430 million)	a, b	16	306
6.35% Step-up Perpetual Capital Securities callable 2013 (€500 million)	a	241	456
7.834% Sterling Step-up Non-Voting Non-Cumulative Preferred Securities callable 2015 (£250 million)	a, b	4	43
4.385% Step-up Perpetual Capital Securities callable 2017 (€750 million)	a, b	85	82
13.00% Step-up Perpetual Capital Securities callable 2019 (£784 million)	a, b	10	9
13.00% Euro Step-up Perpetual Capital Securities callable 2019 (€532 million)	b	56	47
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)		1,288	1,235
13.00% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	a, b	662	666
6.071% Non-cumulative Perpetual Preferred Securities of US$1,000 each (US$750 million)		336	240
6.85% Non-cumulative Perpetual Preferred Securities of US$1,000 each (US$1,000 million)	c	107	—
6.461% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities Series A of
£1,000 each (£600 million)		421	398
8.117% Non-cumulative Perpetual Preferred Securities Series 1 of £1,000 each (Class A) (£250 million)	c, d	253	234
7.754% Non-cumulative Perpetual Preferred Securities Series 2 of £1,000 each (Class B) (£150 million)		98	93
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)		173	151
7.627% Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities (€415 million)	c	308	259
4.939% Non-voting Non-cumulative Perpetual Preferred Securities (€750 million)	b	17	10
Perpetual Regulatory Tier One Securities (£300 million)		214	204
Total preferred securities		4,538	5,078

a

As part of the Group’s recapitalisation and exit from the Government Asset Protection Scheme, following an exchange offer, on 1 December 2009, 10 December and 15 December 2009 certain holders of certain series elected to exchange some or all of the notes they held for equity issued by Lloyds Banking Group plc on 18 February 2010.

b	In November 2009, as part of the state aid restructuring plan, the Group agreed to suspend the payment of coupons on these instruments for the two year period from 31 January 2010 to 31 January 2012.

c

These securities are callable at specific dates as per the terms of the securities at the option of the issuer and with approval from the FSA. In November 2009, as part of the state aid restructuring plan, the Group agreed not to exercise any call options on these instruments for the two year period from 31 January 2010 to 31 January 2012.

d	The fixed rate on this security was reset from 8.117 per cent to 6.059 per cent with effect from 31 May 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46 SUBORDINATED LIABILITIES continued

	Note	2010 £m	2009 £m
Undated subordinated liabilities
Primary Capital Undated Floating Rate Notes:
Series 1 (US$750 million)	b, c, d	173	408
Series 2 (US$500 million)	b, c, d	181	262
Series 3 (US$600 million)	b, c, d	232	326
11¾% Perpetual Subordinated Bonds (£100 million)		102	102
6⅝% Undated Subordinated Step-up Notes callable 2010 (£410 million)	b, d, e	6	5
5.125% Step-up Perpetual Subordinated Notes callable 2015 (£560 million) (Scottish Widows plc)	a	550	547
5.125% Undated Subordinated Step-up Notes callable 2016 (£500 million)	b	—	—
6½% Undated Subordinated Step-up Notes callable 2019 (£270 million)	b	1	—
8% Undated Subordinated Step-up Notes callable 2023 (£200 million)	b	—	—
6½% Undated Subordinated Step-up Notes callable 2029 (£450 million)	b	—	—
6% Undated Subordinated Step-up Guaranteed Bonds callable 2032 (£500 million)	b	10	10
5.625% Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes (£500 million)	b	—	1
4.875% Undated Subordinated Fixed to Floating Rate Instruments (€750 million)	b	65	60
Floating Rate Undated Subordinated Notes (€500 million)	b	42	41
5.375% Undated Fixed to Floating Rate Subordinated Notes (US$1,000 million)	b	12	3
5.125% Undated Subordinated Fixed to Floating Notes (€750 million)	b	47	39
5.75% Undated Subordinated Step-up Notes (£600 million)		3	2
6.05% Fixed to Floating Rate Undated Subordinated Notes (€500 million)	d	57	50
7.5% Undated Subordinated Step-up Notes (£300 million)		3	4
3.50% Undated Subordinated Yen Step-up Notes (JPY 42.5 billion)	c	—	267
8.625% Perpetual Subordinated Notes (£200 million)	b	21	18
7.375% Undated Subordinated Guaranteed Bonds (£200 million) (Clerical Medical Finance plc)		35	35
Floating Rate Undated Subordinated Step-up Notes (€300 million)	d	63	58
Floating Rate Primary Capital Notes (US$250 million)	b, c, d	118	146
10.25% Subordinated Undated Instruments (£100 million)	b	1	1
12% Perpetual Subordinated Bonds (£100 million)	b	21	22
8.75% Perpetual Subordinated Bonds (£100 million)	b	4	6
13.625% Perpetual Subordinated Bonds (£75 million)	b	20	33
9.375% Perpetual Subordinated Bonds (£50 million)	b	16	26
5.75% Undated Subordinated Step-up Notes (£500 million)		3	3
4.25% Perpetual Fixed/Floating Rate Reset Subordinated Guaranteed Notes (€750 million)
(Clerical Medical Finance plc)		215	190
7.375% Subordinated Undated Instruments (£150 million)	b	1	—
Total undated subordinated liabilities		2,002	2,665

a

Scottish Widows plc may elect to defer interest on these securities although in that event Scottish Widows plc cannot declare or pay a dividend on any ordinary share capital until any deferred payments have been made.

b	In November 2009, as part of the state aid restructuring plan, the Group agreed to suspend the payment of coupons on these instruments for the two year period from 31 January 2010 to 31 January 2012.

c	Following an exchange offer, on 28 May 2010 and 14 June 2010, certain holders elected to exchange some or all of the notes they held for equity issued by Lloyds Banking Group plc.

d

These securities are callable at specific dates as per the terms of the securities at the option of the issuer and with approval from the FSA. In November 2009, as part of the state aid restructuring plan, the Group agreed not to exercise any call options on these instruments for the two year period from 31 January 2010 to 31 January 2012.

e	The fixed rate on this security was reset from 6.625 per cent to 4.6482 per cent with effect from 15 July 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46 SUBORDINATED LIABILITIES continued

With the exception of the two series identified in note b, the ECNs were issued in lower tier 2 format and are convertible into ordinary shares on the breach of a defined trigger. The trigger on the ECNs offered in the exchange will be if the published core tier 1 ratio of the Group falls below 5 per cent (as defined by the Financial Services Authority in May 2009).

	Note	2010 £m	2009 £m
Enhanced capital notes
7.5884% Enhanced Capital Notes due 2020 (Series 1) (£732 million)		694	690
7.8673% Enhanced Capital Notes due 2019 (Series 2) (£331 million)		336	316
7.975% Enhanced Capital Notes due 2024 (Series 3) (£102 million)		98	96
7.869% Enhanced Capital Notes due 2020 (Series 8) (£596 million)		589	572
8.875% Enhanced Capital Notes due 2020 (Series 12) (€125 million)		116	117
9.334% Enhanced Capital Notes due 2020 (Series 14) (£208 million)		233	218
6.439% Enhanced Capital Notes due 2020 (Series 15) (€710 million)		562	557
6.385% Enhanced Capital Notes due 2020 (Series 18) (€662 million)		525	517
11.04% Enhanced Capital Notes due 2020 (Series 19) (£736 million)		872	871
15% Enhanced Capital Notes due 2019 (Series 21) (£775 million)		1,145	1,125
15% Enhanced Capital Notes due 2019 (Series 22) (€487 million)		635	646
15% Enhanced Capital Notes due 2029 (Series 23) (£68 million)		111	108
9.125% Enhanced Capital Notes due 2020 (Series 27) (£148 million)		158	153
11.125% Enhanced Capital Notes due 2020 (Series 31) (£39 million)		45	45
7.375% Enhanced Capital Notes due 2020 (Series 32) (€95 million)		82	80
Floating Rate Enhanced Capital Notes due 2020 (Series 33) (€53 million)	a	41	42
12.75% Enhanced Capital Notes due 2020 (Series 34) (£57 million)		75	74
8.07% Enhanced Capital Notes due 2020 (Series 35) (¥20,000 million)	c	—	156
7.625% Enhanced Capital Notes due 2020 (Series 36) (€226 million)		189	193
6.75% Enhanced Capital Notes due 2020 (Series 37) (¥17,000 million)	c	—	121
7.625% Enhanced Capital Notes due 2019 (Series 39) (£151 million)		142	142
9% Enhanced Capital Notes due 2019 (Series 40) (£97 million)		103	100
8.125% Enhanced Capital Notes due 2019 (Series 41) (£4 million)		4	4
14.5% Enhanced Capital Notes due 2022 (Series 42) (£79 million)		115	115
9.875% Enhanced Capital Notes due 2023 (Series 44) (£57 million)		67	62
11.25% Enhanced Capital Notes due 2023 (Series 45) (£95 million)		115	115
10.5% Enhanced Capital Notes due 2023 (Series 46) (£69 million)		79	78
11.875% Enhanced Capital Notes due 2024 (Series 47) (£35 million)		45	45
9% Enhanced Capital Notes due 2029 (Series 49) (£107 million)		112	108
8.5% Enhanced Capital Notes due 2032 (Series 50) (£104 million)		105	100
16.125% Enhanced Capital Notes due 2024 (Series 52) (£61 million)		99	100
7.875% Enhanced Capital Notes due 2020 (US$986 million)		631	599
8% Fixed to Floating Rate Undated Enhanced Capital Notes callable 2022 (US$1,259 million)	b	674	639
8.5% Undated Enhanced Capital Notes callable 2021 (Series 2) (US$277 million)	b	150	143
7.875% Enhanced Capital Notes due 2020 (US$408 million)		288	—
Total enhanced capital notes		9,235	9,047

a	Interest is payable quarterly in arrears at a rate of 3 month EURIBOR plus 3.1 per cent per annum.

b	Issued in upper tier 2 format.

c

Following conclusion of a privately negotiated bilateral exchange on 19 March 2010, certain holders elected to exchange some or all of the notes they held for enhanced capital notes issued by Lloyds Banking Group Capital No. 2 plc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46 SUBORDINATED LIABILITIES continued

	Note	2010 £m	2009 £m
Dated subordinated liabilities
6¼% Subordinated Notes 2010 (€400 million)		—	375
12% Guaranteed Subordinated Bonds 2011 (£100 million)	a	109	108
7.70% Notes 2010 (US$500 million)		—	327
9⅛% Subordinated Bonds 2011 (£150 million)		147	152
4¾% Subordinated Notes 2011 (€850 million)		764	771
6.50% Notes 2011 (US$150 million)		99	102
5.50% Subordinated Fixed Rate Notes 2012 (€750 million)		657	654
6.25% Instruments 2012 (€12.8 million)		10	10
6.125% Notes 2013 (€325 million)		289	296
4.25% Subordinated Guaranteed Notes 2013 (US$1,000 million)		619	594
5⅞% Subordinated Guaranteed Bonds 2014 (€750 million)		739	768
5⅞% Subordinated Notes 2014 (£150 million)		149	154
11% Subordinated Bonds 2014 (£250 million)		297	304
6⅝% Subordinated Notes 2015 (£350 million)		343	335
4.875% Subordinated Notes 2015 (€1,000 million)		838	875
Subordinated Step-up Floating Rate Notes 2016 callable 2011 (£300 million)	b	296	296
Subordinated Step-up Floating Rate Notes 2016 callable 2011 (€500 million)	b	432	445
Callable Floating Rate Subordinated Notes 2016 (€500 million)	b	401	374
Subordinated Notes 2016 (€500 million)	b	417	389
Notes 2016 (US$750 million)	b	440	367
Subordinated Lower Tier II Notes 2017 (€1,000 million)		758	704
Subordinated Callable Notes 2017 (US$1,000 million)		548	464
Subordinated Callable Floating Rate Instruments 2017 (Aus$400 million)		255	209
6.75% Subordinated Callable Fixed/Floating Rate Instruments 2017 (Aus$200 million)		127	101
5.109% Callable Fixed to Floating Rate Notes 2017 (Can$500 million)		305	263
6.305% Lower Tier II Subordinated Notes 2017 (£500 million)		486	474
5.625% Subordinated Fixed to Floating Rate Notes due 2018 callable 2013 (€1,000 million)		946	979
10.5% Subordinated Bonds 2018 (£150 million)		171	165
6.75% Subordinated Fixed Rate Notes 2018 (US$2,000 million)		1,176	917
6.375% Instruments 2019 (£250 million)		236	227
4.375% Callable Fixed to Floating Rate Subordinated Notes 2019 (€750 million)		600	602
6.5% Dated Subordinated Notes 2020 (€1,500 million)		1,353	—
6.9625% Subordinated Fixed to Floating Rate Notes due 2020 callable 2015 (£750 million)		715	755
Subordinated Floating Rate Notes 2020 (€100 million)		86	89
7.375% Dated Subordinated Notes 2020		4	—
6.5% Subordinated Fixed Rate Notes 2020 (US$2,000 million)		1,202	—
9.375% Subordinated Bonds 2021 (£500 million)		647	268
5.374% Subordinated Fixed Rate Notes 2021 (€160 million)		139	132
6.45% Fixed/Floating Subordinated Guaranteed Bonds 2023 (€400 million)
(Clerical Medical Finance plc)		173	171
7.07% Subordinated Fixed Rate Notes 2023 (€175 million)		162	128
5.75% Subordinated Step-up Notes 2025 callable 2020 (£350 million)		324	322
9 5/8% Subordinated Bonds 2023 (£300 million)		332	333
4.50% Fixed Rate Step-up Subordinated Notes due 2030 (€750 million)		463	478
7.625% Dated Subordinated Notes 2025 (£750 million)		763	—
6.00% Subordinated Notes 2033 (US$750 million)		275	477
Total dated subordinated liabilities		19,292	15,954

a	Issued by a group undertaking under the Company’s subordinated guarantee.

b

These securities are callable at specific dates as per the terms of the securities at the option of the issuer and with approval of the FSA. In November 2009, as part of the state aid restructuring plan, the Group agreed not to exercise any call options on these instruments for the two year period from 31 January 2010 to 31 January 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47 SHARE CAPITAL

(1) AUTHORISED SHARE CAPITAL

As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the annual general meeting on 5 June 2009. This change took effect from 1 October 2009.

(2) ISSUED AND FULLY PAID SHARE CAPITAL

	2010 Number of shares	2009 Number of shares	2008 Number of shares	2010 £m	2009 £m	2008 £m
Ordinary shares of 10p (formerly 25p) each
At 1 January	63,774,511,536	5,972,855,669	5,647,703,945	6,378	1,493	1,412
Private placement	—	—	284,400,000	—	—	71
Issued on redemption of preference shares and other subordinated liabilities in 2010	4,299,422,579	—	—	429	—	—
Placing and open offer	—	2,596,653,203	—	—	649	—
Issued on acquisition of HBOS	—	7,775,694,993	—	—	1,944	—
Capitalisation issue	—	407,943,501	—	—	102	—
Placing and compensatory open offer	—	10,408,535,000	—	—	2,602	—
Subdivision	—	—	—	—	(4,074)	—
Rights issue	—	36,505,088,579	—	—	3,651	—
Issued to the Lloyds TSB Foundations	—	107,740,591	—	—	11	—
Issued under employee share schemes	195,339	—	40,751,724	—	—	10
At 31 December	68,074,129,454	63,774,511,536	5,972,855,669	6,807	6,378	1,493
Limited voting ordinary shares of 10p (formerly 25p) each
At 1 January	80,921,051	78,947,368	78,947,368	8	20	20
Capitalisation issue	—	1,973,683	—	—	—	—
Subdivision	—	—	—	—	(12)	—
At 31 December	80,921,051	80,921,051	78,947,368	8	8	20
Deferred shares of 15p each
At 1 January	27,242,603,417	—	—	4,086	—	—
Subdivision of ordinary shares	—	27,161,682,366	—	—	4,074	—
Subdivision of limited voting ordinary shares	—	80,921,051	—	—	12	—
Cancellation of deferred shares	(27,242,603,417)	—	—	(4,086)	—	—
At 31 December	—	27,242,603,417	—	—	4,086	—
Total issued share capital				6,815	10,472	1,513

On 5 November 2010 the Company cancelled all of its deferred shares and an amount of £4,086 million was credited to the capital redemption reserve.

Share subdivision in 2009

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47 SHARE CAPITAL continued

Share issuances

On 18 February 2010, the Company issued 3,141 million ordinary shares as consideration for the redemption of certain preference shares and preferred securities.

During May and June 2010, the Company issued a further 1,158 million ordinary shares in relation to three separate exchanges for preference shares and other subordinated liabilities issued by the Group.

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

The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary and preference shares as granted at the annual general meeting on 6 May 2010. The authority to issue shares and the authority to make market purchases of shares will expire at the annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.

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

Ordinary shares

The holders of ordinary shares (excluding the limited voting ordinary shares), who held 99.9 per cent of the total ordinary share capital as at 31 December 2010, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares (excluding the limited voting ordinary shares) may also receive a dividend (subject to the provisions of the Company’s articles of association and the restrictions noted below) and on a winding up may share in the assets of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47 SHARE CAPITAL continued

In November 2009, as part of the restructuring plan that was a requirement for European Commission approval of state aid received by the Group, the Group agreed to suspend the payment of coupons and dividends on certain of the Group’s preference shares and preferred securities for the two-year period from 31 January 2010 to 31 January 2012. Consequently, the terms of these instruments prevent the Company from making dividend payments on ordinary shares.

Limited voting ordinary shares

The limited voting ordinary shares are held by the Lloyds TSB Foundations (the Foundations). The holders of the limited voting ordinary shares, who held 0.1 per cent of the total ordinary shares as at 31 December 2010, are entitled to receive copies of every circular or other document sent out by the Company to the holders of other ordinary shares. These shares carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of winding up. These shares do not have any right to vote at general meetings other than on resolutions concerning acquisitions or disposals of such importance that they require shareholder consent, or for the winding up of the Company, or for a variation in the class rights of the limited voting ordinary shares. In the event of an offer for more than 50 per cent of the issued ordinary share capital of the Company, each limited voting ordinary share will convert into an ordinary share and shall rank equally with the ordinary shares in all respects from the date of conversion.

Preference shares

The Company has in issue various classes of preference shares which are all classified as liabilities under IFRS and details of which are shown in note 46.

48 SHARE PREMIUM ACCOUNT

	2010 £m	2009 £m	2008 £m
At 1 January	14,472	2,096	1,298
Premium arising on private placement of ordinary shares	—	—	689
Shares issued on redemption and exchange of preference shares and other subordinated liabilities[1]	1,808	—	—
Capitalisation issue	—	(102)	—
Placing and Compensatory Open Offer of ordinary shares	—	1,303	—
Transfer to merger reserve[2]	—	(1,000)	—
Rights issue	—	9,461	—
Issued to Lloyds TSB Foundations	—	30	—
Redemption of preference shares[3]	11	2,684	—
Premium arising on issue of shares under share option schemes	—	—	109
At 31 December	16,291	14,472	2,096

[1]

On 18 February 2010, the Company issued 3,141 million ordinary shares as consideration for the redemption of certain preference shares and preferred securities; and during May and June 2010, the Company issued a further 1,158 million ordinary shares in relation to three separate exchanges for preference shares and other subordinated liabilities issued by the Group. A total share premium of £1,808 million was recorded in respect of these transactions.

[2]

Distributable reserves of £1,000 million arose on the issue of preference shares in January 2009 which were classified as debt. In June 2009, these preference shares were redeemed out of the proceeds of the placing and compensatory open offer of ordinary shares and the distributable element of this issue was transferred from the share premium account to the merger reserve.

[3]

In January 2010, the Company repurchased and cancelled certain preference shares amounting to £14 million. This resulted in a transfer of £3 million from the merger reserve to the capital redemption reserve and a transfer of £11 million from the merger reserve to the share premium account. In December 2009, the Group redeemed eight issues of preference shares in exchange for the issuance of enhanced capital notes. This resulted in a transfer of £26 million from the merger reserve to the capital redemption reserve and a transfer of £2,684 million from the merger reserve to the share premium account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 OTHER RESERVES

	2010 £m	2009[1] £m	2008[1] £m
Other reserves comprise:
Merger reserve	8,107	8,121	343
Capital redemption reserve	4,115	26	—
Revaluation reserve in respect of available-for-sale financial assets	(285)	(783)	(2,851)
Cash flow hedging reserve	(391)	(305)	(15)
Foreign currency translation reserve	29	158	178
At 31 December	11,575	7,217	(2,345)

[1]	Restated (see note 1).

The merger reserve primarily comprises the premium on shares issued on 13 January 2009 under the placing and open offer and shares issued on 16 January 2009 on the acquisition of HBOS plc.

The capital redemption reserve represents transfers from the merger reserve in accordance with companies’ legislation and amounts transferred from share capital following the cancellation of the deferred shares.

The revaluation reserve in respect of available-for-sale financial assets represents the cumulative after tax unrealised change in the fair value of financial assets classified as available-for-sale since initial recognition, or in the case of available-for-sale financial assets obtained on acquisitions of businesses, since the date of acquisition.

The cash flow hedging reserve represents the cumulative after tax gains and losses on effective cash flow hedging instruments that will be reclassified to the income statement in the periods in which the hedged item affects profit or loss.

The foreign currency translation reserve represents the cumulative after-tax gains and losses on the translation of foreign operations and exchange differences arising on financial instruments designated as hedges of the Group’s net investment in foreign operations.

Movements in other reserves were as follows:

	2010 £m	2009 £m	2008 £m
Merger reserve
At 1 January	8,121	343	343
Placing and open offer	—	3,781	—
Shares issued on acquisition of HBOS	—	5,707	—
Issue of preference shares[1]	—	1,000	—
Redemption of preference shares[2]	(14)	(2,710)	—
At 31 December	8,107	8,121	343

	2010 £m	2009 £m	2008 £m
Capital redemption reserve
At 1 January	26	—	—
Cancellation of deferred shares (note 47)	4,086	—	—
Redemption of preference shares[2]	3	26	—
At 31 December	4,115	26	—

[1]

Distributable reserves of £1,000 million arose on the issue of preference shares in January 2009 which were classified as debt. In June 2009, these preference shares were redeemed out of the proceeds of the placing and compensatory open offer of ordinary shares and the distributable element of this issue was transferred to the merger reserve.

[2]

In January 2010, the Company repurchased and cancelled certain preference shares amounting to £14 million. This resulted in a transfer of £3 million from the merger reserve to the capital redemption reserve and a transfer of £11 million from the merger reserve to the share premium account. Details of the preference shares repurchased are set out in note 46. In December 2009, the Group redeemed eight issues of preference shares in exchange for the issuance of enhanced capital notes. This resulted in a transfer of £26 million from the merger reserve to the capital redemption reserve and a transfer of £2,684 million from the merger reserve to the share premium account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

49 OTHER RESERVES continued

	2010 £m	2009 £m	2008 £m
Revaluation reserve in respect of available-for-sale financial assets
At 1 January	(783)	(2,851)	(399)
Change in fair value of available-for-sale financial assets	1,231	2,035	(3,262)
Change in fair value attributable to non-controlling interests	—	(1)	2
Deferred tax	(460)	(276)	566
Current tax	(8)	(2)	94
	763	1,756	(2,600)
Income statement transfers:
Disposals (note 9)	(399)	(97)	(19)
Deferred tax	106	23	—
	(293)	(74)	(19)
Impairment	114	621	130
Deferred tax	(5)	(168)	—
Current tax	—	—	(28)
	109	453	102
Other transfers	(110)	(93)	(91)
Deferred tax	29	26	—
Current tax	—	—	25
	(81)	(67)	(66)
Transfer between the revaluation reserve in respect of available-for-sale financial assets and retained profits (see note 1)	—	—	131
At 31 December	(285)	(783)	(2,851)

	2010 £m	2009 £m	2008 £m
Cash flow hedging reserve
At 1 January	(305)	(15)	(3)
Change in fair value of hedging derivatives	(1,048)	(530)	(33)
Deferred tax	272	148	9
Current tax	(3)	—	—
	(779)	(382)	(24)
Income statement transfer (note 5)	932	121	16
Deferred tax	(239)	(29)	(4)
	693	92	12
At 31 December	(391)	(305)	(15)

	2010 £m	2009 £m	2008 £m
Foreign currency translation reserve
At 1 January	158	178	(1)
Currency translation differences arising in the year	33	(652)	2,533
Foreign currency losses on net investment hedges	(162)	814	(3,310)
Amounts transferred to income statement in respect of hedge ineffectiveness	—	—	14
Current tax	—	176	584
Deferred tax	—	(358)	358
	(162)	632	(2,354)
At 31 December	29	158	178

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

50 RETAINED PROFITS

	2010 £m	2009 £m	2008[1] £m
At 1 January	11,117	8,129	9,471
(Loss) profit for the year	(2,656)	2,827	772
Dividends	—	—	(2,042)
Purchase/sale of treasury shares	429	45	16
Employee share option schemes – value of employee services	154	116	43
Transfer between the revaluation reserve in respect of available-for-sale financial assets and retained profits (see note 1)	—	—	(131)
At 31 December	9,044	11,117	8,129

[1]	Restated in 2009 for IFRS 2 (Revised).

Retained profits are stated after deducting £47 million (2009: £48 million; 2008: £40 million) representing 49 million (2009: 49 million; 2008: 15 million) treasury shares held.

Value of employee services includes a credit of £134 million (2009: £111 million; 2008: £59 million) reflecting the income statement charge in respect of SAYE and executive options, together with a related tax credit of £20 million (2009: tax credit £5 million; 2008: tax charge £16 million). Purchase/sale of treasury shares includes a credit of £409 million (2009: £128 million; 2008: £31 million) relating to the cost of other share scheme awards.

51 ORDINARY DIVIDENDS

No dividends were paid on ordinary shares during 2009 or 2010 (2008: £2,042 million, a total of 36.1 pence per ordinary share) and the directors do not propose to pay a final dividend in respect of 2010;in November 2009, as part of the restructuring plan that was a requirement for European Commission approval of state aid received by the Group, the Group agreed to suspend the payment of coupons and dividends on certain of the Group’s preference shares and preferred securities, for the two year period from 31 January 2010 to 31 January 2012. Consequently, the terms of these instruments prevent the Company from making dividend payments on ordinary shares.

In addition, the trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but chose to waive their entitlement to the dividends on those shares as indicated: the Lloyds Banking Group Share Incentive Plan (holding at 31 December 2010: 5,744,722 shares, at 31 December 2009: 3,028,623 shares, waived right to all dividends), the Lloyds TSB Group Employee Share Ownership Trust (holding at 31 December 2010: 283,109,984 shares, at 31 December 2009: 1,301,968 shares, waived right to all dividends), Lloyds TSB Group Holdings (Jersey) Limited (holding at 31 December 2010: 42,846 shares, at 31 December 2009: 42,846 shares, waived right to all but a nominal amount of 1 penny in total) and the Lloyds TSB Qualifying Employee Share Ownership Trust (holding at 31 December 2010: 1,398 shares, at 31 December 2009: 1,398 shares, waived right to all but a nominal amount of 1 penny in total).

52 SHARE-BASED PAYMENTS

CHARGE TO THE INCOME STATEMENT

The charge to the income statement is set out below:

	2010 £m	2009 £m	2008[1] £m
Deferred bonus plan	390	18	—
Executive and SAYE plans:
Options granted in the year	59	13	28
Options granted in prior years	75	98	31
	134	111	59
Share plans:
Shares granted in the year	3	26	10
Shares granted in prior years	49	102	21
	52	128	31
Total charge to the income statement	576	257	90

[1]	Restated in 2009 for IFRS 2 (Revised).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

52 SHARE-BASED PAYMENTS continued

During the year ended 31 December 2010 the Group operated the following share-based payment schemes, all of which are equity settled.

DEFERRED BONUS PLANS

Bonuses in respect of the performance in 2010 of employees within certain of the Group’s bonus plans have been recognised in these financial statements in full. The amounts to be settled in shares are included within the total charge to the income statement detailed above.

LLOYDS BANKING GROUP EXECUTIVE SHARE OPTION SCHEMES

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

Performance conditions for executive options

FOR OPTIONS GRANTED UP TO MARCH 2001

The performance condition was that growth in earnings per share must be equal to the aggregate percentage change in the Retail Prices Index plus three percentage points for each complete year of the relevant period together with a further condition that Lloyds Banking Group plc’s ranking based on total shareholder return (calculated by reference to both dividends and growth in share price) over the relevant period should be in the top fifty companies of the FTSE 100.

The relevant period for the performance conditions began at the end of the financial year preceding the date of grant and continued until the end of the third subsequent year following commencement or, if not met, the end of such later year in which the conditions were met. Once the conditions were satisfied the options remained exercisable without further conditions. If they were not satisfied by the tenth anniversary of the grant the options would lapse.

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

To meet the performance conditions, the Group’s ranking against the comparator group was required to be at least ninth. The full grant of options only became exercisable if the Group was ranked first. A performance multiplier (of between nil and 100 per cent) was applied below this level to calculate the number of shares in respect of which options granted to Executive Directors would become exercisable, and were calculated on a sliding scale. If Lloyds Banking Group plc was ranked below median the options would not be exercisable.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

52 SHARE-BASED PAYMENTS continued

Movements in the number of share options outstanding under the executive share option schemes during 2009 and 2010 are set out below:

	2010		2009

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	8,784,978	476.56	11,203,628	490.05
Rebasement adjustment[1]	7,523,547	(26.43)	—	—
Exercised	—	—	—	—
Forfeited	(2,945,224)	296.36	(2,418,650)	536.46

Outstanding at 31 December	13,363,301	233.09	8,784,978	476.56

Exercisable at 31 December	13,363,301	233.09	8,784,978	476.56

[1]

Options granted under this plan were adjusted on 13 August 2010 as a result of the Capitalisation Issue, the Placing and Compensatory Open Offer and the Rights Issue of 2009. The adjustment was made using a standard Her Majesty’s Revenue & Customs (HMRC) formula, to negate the dilutionary impact of these corporate actions.

No options were exercised during 2010 or 2009. The weighted average remaining contractual life of options outstanding at the end of the year was 3.6 years (2009: 4.3 years).

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

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2010		2009

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	130,133,992	177.60	190,478,449	152.54
Adjustment on acquisition	—	—	53,755,275	415.21
Rebasement adjustment[1]	22,382,641	(416.83)	—	—
Granted	655,712,663	46.78	—	—
Exercised	(195,339)	49.30	—	—
Forfeited	(13,922,185)	57.34	(9,581,800)	400.93
Cancelled	(107,144,275)	66.53	(93,599,380)	206.07
Expired	(18,923,463)	179.35	(10,918,552)	470.16

Outstanding at 31 December	668,044,034	49.59	130,133,992	177.60

Exercisable at 31 December	663,942	172.93	754,554	317.32

[1]

Options granted under these plans were adjusted on 13 August 2010 as a result of the Capitalisation Issue, the Placing and Compensatory Open Offer and the Rights Issue of 2009. The adjustment was made using a standard HMRC formula, to negate the dilutionary impact of these corporate actions.

The weighted average share price at the time that the options were exercised during 2010 was £0.69 (2009: nil). The weighted average remaining contractual life of options outstanding at the end of the year was 2.7 years (2009: 2.7 years).

The weighted average fair value of SAYE options granted during 2010 was £0.33 (2009: nil). The values for the SAYE options have been determined using a standard Black-Scholes model.

For the HBOS sharesave plan, no options were exercised during 2010 or 2009. The options outstanding at 31 December 2010 had an exercise price of £1.8066 (2009: £3.64) and a weighted average remaining contractual life of 2.9 years (2009: 4.0 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

52 SHARE-BASED PAYMENTS continued

OTHER SHARE OPTION PLANS

Lloyds Banking Group Executive Share Plan 2003

The plan was adopted in December 2003 and under the plan share options may be granted to senior employees. Options under this plan have been granted specifically to facilitate recruitment and as such were not subject to any performance conditions. The plan’s usage has now been extended to not only compensate new recruits for any lost share awards but also to make grants to key individuals for retention purposes with, in some instances, the grant being made subject to individual performance conditions.

	2010		2009

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	26,099,185	Nil	857,611	Nil
Granted	13,429,561	Nil	24,704,070	Nil
Rebasement adjustment[1]	12,501,246	Nil	1,876,005	Nil
Exercised	(2,661,703)	Nil	(157,105)	Nil
Forfeited	(1,673,532)	Nil	(1,181,396)	Nil

Outstanding at 31 December	47,694,757	Nil	26,099,185	Nil

Exercisable at 31 December	—	Nil	33,794	Nil

[1]

Options granted under this plan were adjusted on 2 July 2009 as a result of the Placing and Compensatory Open Offer and on 13 August 2010 as a result of the Capitalisation Issue and Rights Issue of 2009. The adjustments were made, where applicable, using a standard HMRC formula, to negate the dilutionary impact of these corporate actions.

The weighted average fair value of options granted in the year was £0.63 (2009: £0.68). The weighted average share price at the time that the options were exercised during 2010 was £0.63 (2009: £0.71). The weighted average remaining contractual life of options outstanding at the end of the year was 2.4 years (2009: 3.0 years).

HBOS share option plans

The table below details the outstanding options for the HBOS Share Option Plan, the St James’s Place Share Option Plan, and the 1995 and 1996 Bank of Scotland Executive Stock Option schemes. The final award under the HBOS Share Option Plan was made in 2004. Under this plan, options over shares, at market value with a face value equal to 20 per cent of salary, were granted to employees with the exception of certain senior executives. A separate option plan exists for some partners of St James’s Place, which grants options in respect of Lloyds Banking Group plc shares. The final award under the St James’s Place Share Option Plan was made in 2009. Movements in the number of share options outstanding under these schemes are set out below:

	2010		2009

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January (16 January 2009)	14,301,748	880.27	13,040,430	1,167.26
Rebasement adjustment[1]	12,899,990	(61.23)	—	—
Granted	—	—	4,040,555	104.50
Forfeited	(2,506,244)	611.90	(2,779,237)	1,099.02

Outstanding at 31 December	24,695,494	415.70	14,301,748	880.27

Exercisable at 31 December	15,320,780	593.79	9,198,557	1,169.14

[1]

Options granted under these plans were adjusted on 13 August 2010 as a result of the Capitalisation Issue, the Placing and Compensatory Open Offer and the Rights Issue of 2009. The adjustment was made using a standard HMRC formula, to negate the dilutionary impact of these corporate actions.

No options were exercised during 2010 or 2009. The options outstanding under the HBOS Share Option Plan and St James’s Place Share Option Plan at 31 December 2010 had exercise prices in the range of £0.5183 to £8.7189 (2009: £1.05 to £17.576) and a weighted average remaining contractual life of 3.0 years.

No options were outstanding under the Bank of Scotland Executive Stock Option schemes at 31 December 2010. Options outstanding at 31 December 2009 had exercise prices in the range of £8.834 to £10.009 and a weighted average remaining contractual life of 0.8 years.

OTHER SHARE PLANS

Lloyds Banking Group Long-Term Incentive Plan

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

52 SHARE-BASED PAYMENTS continued

The performance conditions for awards made in March and August 2007 are as follows:

(i)

For 50 per cent of the award (the EPS Award) – the percentage increase in earnings per share of the Group (on a compound annualised basis) over the relevant period needed to be at least an average of 6 percentage points per annum greater than the percentage increase (if any) in the Retail Prices Index over the same period. If it was less than 3 per cent per annum the EPS Award would lapse. If the increase was more than 3 per cent but less than 6 per cent per annum then the proportion of shares released would be on a straight line basis between 17.5 per cent and 100 per cent. The relevant period commenced on 1 January 2007 and ended on 31 December 2009.

(ii)

For the other 50 per cent of the award (the TSR Award) – it was necessary for the Group’s total shareholder return (calculated by reference to both dividends and growth in share price) to exceed the median of a comparator group (14 companies) over the relevant period by an average of 7.5 per cent per annum for the TSR Award to vest in full. 17.5 per cent of the TSR Award would vest where the Group’s total shareholder return was equal to median and vesting would occur on a straight line basis in between these points. Where the Group’s total shareholder return was below the median of the comparator group, the TSR Award would lapse. The relevant period commenced on 8 March 2007 and ended on 7 March 2010.

As a consequence of the acquisition of HBOS and the general market turmoil, in March 2009 the Remuneration Committee decided that the performance test for the 2007 awards should be based on the performance of the Group up to 17 September 2008, the date prior to the announcement of the HBOS acquisition. The performance test was on a fair value basis, on the estimated probability, as at that date, of achieving the performance conditions. As a consequence, for all participants, other than those who were Executive Directors at the time the award was granted and a small number of other senior executives, the share awards vested at 31 per cent in March 2010.

The performance conditions for awards made in March, April and August 2008 are as follows:

(i)

For 50 per cent of the award (the EPS Award) – the performance condition is as described for the 2007 awards with the relevant performance period commencing on 1 January 2008 and ending on 31 December 2010.

(ii)

For the other 50 per cent of the award (the TSR Award) – the performance condition is as described for the 2007 awards, except that the comparator group comprises of 13 companies, with the relevant performance period commencing on 6 March 2008 (the date of the first award) and ending on 5 March 2011.

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

As for the 2007 LTIP awards, as a consequence of the acquisition of HBOS and the general market turmoil, in March 2009 the Remuneration Committee decided that the performance test for the 2008 awards should be based on the performance of the Group up to 17 September 2008, the date prior to the announcement of the HBOS acquisition. The performance test was on a fair value basis, on the estimated probability, as at that date, of achieving the performance conditions. As a consequence, for all participants, other than those who were Executive Directors at the time the award was granted and a small number of other senior executives, the share awards will vest at 29 per cent in March 2011.

The performance conditions for awards made in April, May and September 2009 are as follows:

(i)

EPS: relevant to 50 per cent of the award. Performance will be measured based on EPS growth over a three-year period from the baseline EPS of 2008.

If the growth in EPS reaches 26 per cent, 25 per cent of this element of the award, being the threshold, will vest. If growth in EPS reaches 36 per cent, 100 per cent of this element will vest.

(ii) Economic Profit: relevant to 50 per cent of the award. Performance will be measured based on the extent to which cumulative Economic Profit targets are achieved over the three-year period.

If the absolute improvement in adjusted Economic Profit reaches 100 per cent, 25 per cent of this element of the award, being the threshold, will vest. If the absolute improvement in adjusted Economic Profit reaches 202 per cent, 100 per cent of this element will vest.

The EPS and economic profit performance measures applying to this 2009 LTIP award were set on the basis that the Group would enter into the Government Asset Protection Scheme. As the Group is not participating in the Government Asset Protection Scheme, in June 2010 the Remuneration Committee approved restated performance measures on a basis consistent with the EPS and economic profit measures used for the 2010 LTIP awards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

52 SHARE-BASED PAYMENTS continued

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

Performance against the first two years of the award has been assessed and all targets have been met or exceeded.

The performance conditions for awards made in March and August 2010 are as follows:

(i)	EPS: relevant to 50 per cent of the award. Performance will be measured based on EPS growth over a three-year period from the baseline EPS of 2009.

If the absolute improvement in adjusted EPS reaches 158 per cent, 25 per cent of this element of the award, being the threshold, will vest. If absolute improvement in adjusted EPS reaches 180 per cent, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(ii)

Economic Profit: relevant to 50 per cent of the award. Performance will be measured based on the compound annual growth rate of adjusted Economic Profit over the three financial years starting on 1 January 2010 relative to an adjusted 2009 Economic Profit base.

If the compounded annual growth rate of adjusted Economic Profit reaches 57 per cent per annum, 25 per cent of this element of the award, being the threshold, will vest. If the compounded annual growth rate of adjusted Economic Profit reaches 77 per cent per annum, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

For awards made to Executive Directors, a third performance condition was set, relating to Absolute Share Price, relevant to 28 per cent of the award. Performance will be measured based on the Absolute Share Price on 26 March 2013, being the third anniversary of the award date. If the share price at the end of the performance period is 75 pence or less, none of this element of the award will vest. If the share price is 114 pence or higher, 100 per cent of this element will vest. Vesting between threshold and maximum will be on a straight line basis, provided that shares comprised in the Absolute Share Price element may only be released if both the EPS and Economic Profit performance measures have been satisfied at the threshold level or above. The EPS and Economic Profit performance conditions will each relate to 36 per cent of the total award.

	2010 Number of shares	2009 Number of shares

Outstanding at 1 January	223,233,052	22,237,282
Granted	148,810,591	199,293,192
Rebasement adjustment	106,990,259	10,443,102
Forfeited	(31,891,411)	(8,740,524)

Outstanding at 31 December	447,142,491	223,233,052

The fair value of the share awards granted in 2010 was £0.61 (2009: £0.68).

Conditional awards of shares made under this plan were adjusted on 2 July 2009 as a result of the Placing and Compensatory Open Offer and on 13 August 2010 as a result of the Capitalisation Issue and Rights Issue of 2009. The adjustments were made, where applicable, using a standard HMRC formula, to negate the dilutionary impact of the above corporate actions.

Performance share plan

Under the performance share plan, introduced during 2005, participating executives were eligible for an award of free shares, known as performance shares, to match the bonus shares awarded as part of their 2004 and 2005 bonus. The maximum match was two performance shares for each bonus share, awarded at the end of a three year period. The actual number of shares awarded was dependent on the Group’s total shareholder return performance measured over a three year period, compared to other companies in the comparator group. The maximum of two performance shares for each bonus share would be awarded only if the Group’s total shareholder return performance placed it first in the comparator group; one performance share for each bonus share would be granted if the Group was placed fifth; and one performance share for every two bonus shares if the Group was placed eighth (median). Between first and fifth position, and fifth and eighth position, sliding scales would apply. If the total shareholder return performance was below median, no performance shares would be awarded. There was no retest. Whilst income tax and national insurance were deducted from the bonus before deferral into the plan, where a match of performance shares was justified, these shares would have been awarded as if income tax and national insurance had not been deducted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

52 SHARE-BASED PAYMENTS continued

The performance condition attached to the March 2006 award was not met, with Lloyds Banking Group ranked in ninth place. Bonus shares were released on 20 March 2009, at which time the performance shares lapsed.

	2010 Number of shares	2009 Number of shares

Outstanding at 1 January	—	941,324
Lapsed	—	(941,324)

Outstanding at 31 December	—	—

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and number of options outstanding for the option schemes were as follows:

	Executive schemes			SAYE schemes			Other share option plans

	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

31 December 2010
Exercise price range
£0 to £1	—	—	—	47.74	2.7	658,912,847	7.41	2.5	55,656,496
£1 to £2	199.91	3.6	262,725	178.74	2.8	7,984,764	—	—	—
£2 to £3	225.83	3.9	12,052,934	210.74	1.4	1,146,423	—	—	—
£3 to £4	324.92	0.2	1,047,642	—	—	—	—	—	—
£5 to £6	—	—	—	—	—	—	567.65	2.9	15,462,949

	Executive schemes			SAYE schemes			Other share option plans

	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

31 December 2009
Exercise price range
£0 to £1	—	—	—	—	—	—	Nil	3.1	26,099,185
£1 to £2	—	—	—	139.00	2.5	107,939,699	104.50	2.3	4,019,026
£2 to £3	—	—	—	220.98	3.9	18,054,765	—	—	—
£3 to £4	—	—	—	349.18	2.0	2,842,644	394.64	5.2	721,886
£4 to £5	464.19	4.9	7,526,441	427.04	1.8	1,296,884	499.91	0.2	273,986
£5 to £6	552.02	0.2	515,527	—	—	—	573.60	0.6	53,328
£6 to £7	653.55	1.2	743,010	—	—	—	640.00	0.0	2,388,026
£7 to £8	—	—	—	—	—	—	707.40	0.2	6,845,496

The fair value calculations at 31 December 2010 for grants made in the year are based on the following assumptions:

	SAYE	Other option schemes	Other share plans

Risk-free interest rate	1.80%	0.76%	1.33%
Expected life	3.0 years	1-5 years	2-4 years
Expected volatility	85%	83%	70%
Expected dividend yield	1.4%	0.5%	0.9%
Weighted average share price	0.59	0.67	0.67
Weighted average exercise price	0.48	Nil	Nil
Expected forfeitures	4%	4%	4%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

52 SHARE-BASED PAYMENTS continued

SHARE INCENTIVE PLAN

Free shares

An award of shares may be made annually to employees based on a percentage of each employee’s salary in the preceding year up to a maximum of £3,000. The percentage is normally announced concurrently with the Group’s annual results and the price of the shares awarded is announced at the time of award. The shares awarded are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition: if an employee leaves the Group within this three year period for other than a ‘good’ reason, all of the shares awarded will be forfeited.

No free shares were awarded in 2009 or 2010.

Matching shares

The Group undertakes to match shares purchased by employees up to the value of £30 per month; these shares are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition: if an employee leaves within this three year period for other than a ‘good’ reason, 100 per cent of the matching shares are forfeited. Similarly if the employees sell their purchased shares within three years, their matching shares are forfeited.

The number of shares awarded relating to matching shares in 2010 was 17,411,651 (2009: 16,746,310), with an average fair value of £0.63 (2009: £0.69), based on market prices at the date of award.

53 RELATED PARTY TRANSACTIONS

KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2010 £m	2009 £m	2008 £m

Compensation
Salaries and other short-term benefits	15	17	12
Post-employment benefits	2	1	1

Total compensation	17	18	13

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.4 million (2009: £0.4 million; 2008: £0.2 million).

	2010 million	2009 million	2008 million

Share option plans
At 1 January	2	2	7
Granted, including certain adjustments[1] (includes entitlements of appointed directors)	4	—	(5)

At 31 December	6	2	2

1         Adjustments have been made, using a standard HMRC formula, to negate the dilutionary impact of the Group’s 2009 capital raising activities.

	2010 million	2009 million	2008 million

Share plans
At 1 January	19	7	6
Granted, including certain adjustments[1] (includes entitlements of appointed directors)	39	17	3
Exercised/lapsed (includes entitlements of former directors)	(2)	(5)	(2)

At 31 December	56	19	7

1         Adjustments have been made, using a standard HMRC formula, to negate the dilutionary impact of the Group’s 2009 capital raising activities.

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2010 £m	2009 £m	2008 million

Loans
At 1 January	2	3	2
Advanced (includes loans of appointed directors)	2	—	2
Repayments (includes loans of former directors)	(1)	(1)	(1)

At 31 December	3	2	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 RELATED PARTY TRANSACTIONS continued

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 0.50 per cent and 17.90 per cent in 2010 (2009: 1.28 per cent and 24.90 per cent; 2008: 2.14 per cent and 34.01 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2009: nil).

	2010 £m	2009 £m	2008 £m

Deposits
At 1 January	4	6	5
Placed (includes deposits of appointed directors)	12	12	27
Withdrawn (includes deposits of former directors)	(12)	(14)	(26)

At 31 December	4	4	6

Deposits placed by key management personnel attracted interest rates of up to 4.25 per cent (2009: 6.50 per cent; 2008: 6.00 per cent).

At 31 December 2010, the Group did not provide any guarantees in respect of key management personnel (2009: none, 2008: none).

At 31 December 2010, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £2 million with six directors and four connected persons (2009: £2 million with seven directors and four connected persons; 2008: £3 million with eight directors and six connected persons).

SUBSIDIARIES

Details of the principal subsidiaries are given in note 9 to the parent company financial statements. In accordance with IAS 27, transactions and balances with subsidiaries have been eliminated on consolidation.

HM TREASURY

In January 2009, HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. As at 31 December 2010, HM Treasury held a 41 per cent interest (December 2009: 43 per cent) in the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company throughout 2010.

Capital transactions

During 2010 HM Treasury has not subscribed for any of the Company’s ordinary or preference share capital, with the decline in the percentage of ordinary shares held by HM Treasury reflecting the issuance by the Company of ordinary shares as set out in note 47.

Lending commitments

On 23 March 2010, the Company entered into a deed poll in favour of HM Treasury, the Department for Business, Innovation and Skills and the Departments for Communities and Local Government confirming its lending commitments for the 12 month period commencing 1 March 2010. The Company agreed, subject to, amongst other things, sufficient customer demand, to provide gross new lending to UK businesses of £44,000 million and to adjust the undertakings (but not the level of lending agreed in 2009) given in connection with lending to homeowners for the 12 month period. This additional lending is expressed to be subject to the Group’s prevailing commercial terms and conditions (including pricing and risk assessment) and, in relation to mortgage lending, the Group’s standard credit and other acceptance criteria.

Credit Guarantee Scheme

HM Treasury launched the Credit Guarantee Scheme in October 2008 as part of a range of measures announced by the UK Government intended to ease the turbulence in the UK banking system. It charges a commercial fee for the guarantee of new short and medium-term debt issuance. The fee payable to HM Treasury on guaranteed issues is based on a per annum rate of 50 basis points plus the median five-year credit default swap spread. At 31 December 2010, the Group had £45,308 million (2009: £49,954 million) of debt issued under the Credit Guarantee Scheme. During 2010, the Group redeemed £4,987 million of bonds. The Group’s income statement includes fees of £454 million (2009: £498 million) payable to HM Treasury in respect of guaranteed funding.

There were no other material transactions between the Group and HM Treasury during 2010 that were not made in the ordinary course of business or that were unusual in their nature or conditions.

OTHER RELATED PARTY TRANSACTIONS

Pensions funds

The Group provides banking and some investment management services to certain of the Group pension funds. At 31 December 2010, customer deposits of £64 million (2009: £99 million) and investment and insurance contract liabilities of £850 million (2009: £691 million) related to the Group’s pension funds.

Open Ended Investment Companies (OEICs)

The Group manages 402 (2009: 382) OEICs, and of these 111 (2009: 108) are consolidated. The Group invested £1,460 million (2009: £1,271 million) and redeemed £982 million (2009: £1,076 million) in the unconsolidated OEICs during the year and had investments, at fair value, of £7,920 million (2009: £6,954 million) at 31 December. The Group earned fees of £271 million from the unconsolidated OEICs (2009: £217 million). The Company held no investments in OEICs at any time during 2009 or 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53 RELATED PARTY TRANSACTIONS continued

Joint ventures and associates

The Group provides both administration and processing services to its principal joint venture, Sainsbury’s Bank plc. The amounts receivable by the Group during the year were £31 million (2009: £34 million), of which £8 million was outstanding at 31 December 2010 (2009: £10 million). At 31 December 2010, Sainsbury’s Bank plc also had balances with the Group that were included in loans and advances to banks of £1,277 million (2009: £1,218 million) and deposits by banks of £1,358 million (2009: £1,405 million).

At 31 December 2010 there were loans and advances to customers of £5,660 million (2009: £12,235 million) outstanding and balances within customer deposits of £151 million (2009: £254 million) relating to other joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2010, these companies had total assets of approximately £12,216 million (2009: £14,840 million), total liabilities of approximately £11,937million (2009: £15,300 million) and for the year ended 31 December 2010 had turnover of approximately £3,829 million (2009: £10,570 million) and made a net profit of approximately £182 million (2009: net loss of £572 million). In addition, the Group has provided £3,316 million (2009: £6,014 million) of financing to these companies on which it received £93 million (2009: £191 million) of interest income in the year.

54 CONTINGENT LIABILITIES AND COMMITMENTS

UNARRANGED OVERDRAFT CHARGES

In April 2007, the Office of Fair Trading (OFT) commenced an investigation into the fairness of personal current accounts and unarranged overdraft charges. At the same time, it commenced a market study into wider questions about competition and price transparency in the provision of personal current accounts.

The Supreme Court published its judgment in respect of the fairness of unarranged overdraft charges on personal current accounts on 25 November 2009, finding in favour of the litigant banks. On 22 December 2009, the OFT announced that it will not continue its investigation into the fairness of these charges. The Group is working with the regulators to ensure that outstanding customer complaints are concluded as quickly as possible and anticipates that most cases in the county courts will be discontinued. The Group expects that some customers will argue that despite the test case ruling they are entitled to a refund of unarranged overdraft charges on the basis of other legal arguments or challenges. It is not practicable to quantify the claims. The Group is robustly defending any such complaints or claims and does not expect any such complaints or claims to have a material adverse effect on the Group.

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

INTERCHANGE FEES

The European Commission has adopted a formal decision finding that an infringement of European Commission competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross-border transactions in relation to the use of a MasterCard or Maestro branded payment card. The European Commission has required that the fee be reduced to zero for relevant cross-border transactions within the European Economic Area. This decision has been appealed to the General Court of the European Union (the General Court). Lloyds TSB Bank plc and Bank of Scotland plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard’s position that the arrangements for the charging of a uniform fallback interchange fee are compatible with European Commission competition laws. MasterCard has announced that it has reached an understanding with the European Commission on a new methodology for calculating intra-European Economic Area multi-lateral interchange fees on an interim basis pending the outcome of the appeal. Meanwhile, the European Commission and the UK’s OFT are pursuing investigations with a view to deciding whether arrangements adopted by other payment card schemes for the levying of uniform fallback interchange fees in respect of domestic and/or cross-border payment transactions also infringe European Commission and/or UK competition laws. As part of this initiative, the OFT will also intervene in the General Court appeal supporting the European Commission’s position and Visa reached an agreement with the European Commission to reduce the level of interchange for crossborder debit card transactions to the interim levels agreed by MasterCard. The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 CONTINGENT LIABILITIES AND COMMITMENTS continued

US SANCTIONS

In January 2009 Lloyds TSB Bank plc announced the settlement it had reached with the US Department of Justice and the New York County District Attorney’s Office in relation to their investigations into historic US dollar payment practices involving countries, persons or entities subject to the economic sanctions administered by the US Office of Foreign Assets Control (OFAC). On 22 December 2009 OFAC announced the settlement it had reached with Lloyds TSB Bank plc in relation to its investigation and confirmed that the settlement sum due to OFAC had been fully satisfied by Lloyds TSB Bank plc’s payment to the Department of Justice and the New York County District Attorney’s Office. No further enforcement actions are expected in relation to the matters set out in the settlement agreements.

On 26 February 2009 a purported shareholder filed a derivative civil action in the Supreme Court of New York, Nassau County against certain current and former directors, and nominally against Lloyds TSB Bank plc and Lloyds Banking Group plc, seeking various forms of relief. The derivative action is at an early stage and settlement is being discussed and the ultimate outcome is not expected to have a material impact on the Group.

INTERBANK OFFERED RATE SETTING INVESTIGATIONS

Various regulators in the UK, US and overseas, including the US Commodity Futures Trading Commission, the SEC and the European Commission, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates. The Group, and/or its subsidiaries, were (at the relevant time) and remain members of various panels that submit data to these bodies in a number of jurisdictions. The Group has received requests from some regulators for information and is co-operating with their investigations. In addition recently the Group has been named in private purported class action suits in the US with regard to the setting of London interbank offered rates (LIBOR) by members of the LIBOR setting panel. It is currently not possible to predict the scope and ultimate outcome of the various regulatory investigations or purported private class action suits, including the timing and scale of the potential impact of any investigations and class action suits on the Group.

OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the FSA in relation to a range of conduct of business matters, including complaints handling, packaged bank accounts, product terms and sales processes. The Group is keen to ensure that any regulatory concerns regarding the Group’s processes, product governance, sales processes or contract terms are understood and addressed. The ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (which may include class action lawsuits brought on behalf of customers, shareholders or other third parties, arising out of regulatory investigations or otherwise), regulatory investigations, regulatory challenges and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisors where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters. However the Group does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

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

Performance bonds and other transaction-related contingencies (which include bid or tender bonds, advance payment guarantees, VAT Customs and Excise bonds and standby letters of credit relating to a particular contract or non-financial transaction) are undertakings where the requirement to make payment under the guarantee depends on the outcome of a future event.

Lloyds Banking Group’s maximum exposure to loss is represented by the contractual nominal amount detailed in the table below. Consideration has not been taken of any possible recoveries from customers for payments made in respect of such guarantees under recourse provisions or from collateral held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

54 CONTINGENT LIABILITIES AND COMMITMENTS continued

	2010 £m	2009 £m
Contingent liabilities
Acceptances and endorsements	48	59
Other:
Other items serving as direct credit substitutes	1,319	1,494
Performance bonds and other transaction-related contingencies	2,812	4,555
	4,131	6,049
Total contingent liabilities	4,179	6,108

The contingent liabilities of the Group, as detailed above, arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2010 £m	2009 £m
Commitments
Documentary credits and other short-term trade-related transactions	255	288
Forward asset purchases and forward deposits placed	887	758
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	8,113	9,058
Other commitments	60,528	64,786
	68,641	73,844
1 year or over original maturity	47,515	53,693
Total commitments	117,298	128,583

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £63,630 million (2009: £74,477 million) was irrevocable.

OPERATING LEASE COMMITMENTS

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2010 £m	2009 £m

Not later than 1 year	356	392
Later than 1 year and not later than 5 years	1,120	1,213
Later than 5 years	1,706	1,817

Total operating lease commitments	3,182	3,422

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

CAPITAL COMMITMENTS

Excluding commitments in respect of investment property (note 28), capital expenditure contracted but not provided for at 31 December 2010 amounted to £339 million (2009: £203 million). Of this amount, £282 million (2009: £198 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 FINANCIAL INSTRUMENTS

(1) MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

	Derivatives designated as hedging instruments £m	At fair value through profit or loss
			Designated upon initial recognition £m			Held at amortised cost £m
		Held for trading £m		Available- for-sale £m	Loans and receivables £m		Insurance contracts £m	Total £m
As at 31 December 2010
Financial assets
Cash and balances at central banks	—	—	—	—	—	38,115	—	38,115
Items in the course of collection from banks	—	—	—	—	—	1,368	—	1,368
Trading and other financial assets at fair value
through profit or loss	—	23,707	132,484	—	—	—	—	156,191
Derivative financial instruments	7,406	43,371	—	—	—	—	—	50,777
Loans and receivables:
Loans and advances to banks	—	—	—	—	30,272	—	—	30,272
Loans and advances to customers	—	—	—	—	592,597	—	—	592,597
Debt securities	—	—	—	—	25,735	—	—	25,735
	—	—	—	—	648,604	—	—	648,604
Available-for-sale financial assets	—	—	—	42,955	—	—	—	42,955
Held-to-maturity investments	—	—	—	—	—	7,905	—	7,905
Total financial assets	7,406	67,078	132,484	42,955	648,604	47,388	—	945,915
Financial liabilities
Deposits from banks	—	—	—	—	—	50,363	—	50,363
Customer deposits	—	—	—	—	—	393,633	—	393,633
Items in course of transmission to banks	—	—	—	—	—	802	—	802
Trading and other financial liabilities at fair value through profit or loss	—	20,097	6,665	—	—	—	—	26,762
Derivative financial instruments	4,398	37,760	—	—	—	—	—	42,158
Debt securities in issue	—	—	—	—	—	228,866	—	228,866
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	—	—	—	80,729	80,729
Liabilities arising from non-participating investment contracts	—	—	—	—	—	—	51,363	51,363
Unallocated surplus within insurance businesses	—	—	—	—	—	—	643	643
Subordinated liabilities	—	—	—	—	—	36,232	—	36,232
Total financial liabilities	4,398	57,857	6,665	—	—	709,896	132,735	911,551

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 FINANCIAL INSTRUMENTS continued

		At fair value through profit or loss
	Derivatives designated as hedging instruments £m
			Designated upon initial recognition £m			Held at amortised cost £m
		Held for trading £m		Available- for-sale £m	Loans and receivables £m		Insurance contracts £m	Total £m
As at 31 December 2009
Financial assets
Cash and balances at central banks	—	—	—	—	—	38,994	—	38,994
Items in the course of collection from banks	—	—	—	—	—	1,579	—	1,579
Trading and other financial assets at fair value through profit or loss	—	27,245	122,766	—	—	—	—	150,011
Derivative financial instruments	9,430	40,498	—	—	—	—	—	49,928
Loans and receivables:
Loans and advances to banks	—	—	—	—	35,361	—	—	35,361
Loans and advances to customers	—	—	—	—	626,969	—	—	626,969
Debt securities	—	—	—	—	32,652	—	—	32,652
	—	—	—	—	694,982	—	—	694,982
Available-for-sale financial assets	—	—	—	46,602	—	—	—	46,602
Total financial assets	9,430	67,743	122,766	46,602	694,982	40,573	—	982,096
Financial liabilities
Deposits from banks	—	—	—	—	—	82,452	—	82,452
Customer deposits	—	—	—	—	—	406,741	—	406,741
Items in course of transmission to banks	—	—	—	—	—	1,037	—	1,037
Trading and other financial liabilities at fair value through profit or loss	—	22,111	6,160	—	—	—	—	28,271
Derivative financial instruments	8,687	31,798	—	—	—	—	—	40,485
Debt securities in issue	—	—	—	—	—	233,502	—	233,502
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	—	—	—	76,179	76,179
Liabilities arising from non-participating investment contracts	—	—	—	—	—	—	46,348	46,348
Unallocated surplus within insurance businesses	—	—	—	—	—	—	1,082	1,082
Subordinated liabilities	—	—	—	—	—	34,727	—	34,727
Total financial liabilities	8,687	53,909	6,160	—	—	758,459	123,609	950,824

(2) RECLASSIFICATION OF FINANCIAL ASSETS

In 2010 the Group reviewed its approach to managing a portfolio of government securities held as a separately identifiable component of the Group’s liquidity portfolio. Given the long-term nature of this portfolio, the Group concluded that certain of these securities will be able to be held until they reach maturity. Consequently, on 1 November 2010, government securities with a fair value of £3,601 million were reclassified from available-for-sale financial assets to held-to-maturity investments reflecting the Group’s positive intent and ability to hold them until maturity.

In 2009, no financial assets were reclassified.

In 2008, in accordance with the amendment to IAS39 that became applicable during that year, the Group reviewed the categorisation of its financial assets classified as held for trading and available-for-sale. On the basis that there was no longer an active market for some of those assets, which are therefore more appropriately managed as loans, with effect from 1 July 2008, the Group transferred £2,993 million of assets previously classified as held for trading into loans and receivables. With effect from 1 November 2008, the Group transferred £437 million of assets previously classified as available-for-sale financial assets into loans and receivables. At the time of these transfers, the Group had the intention and ability to hold them for the foreseeable future or until maturity. As at the date of reclassification, the weighted average effective interest rate of the assets transferred was 6.3 per cent with the estimated recoverable cash flows of £3,524 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 FINANCIAL INSTRUMENTS continued

Carrying value and fair value of reclassified assets

The table below sets out the carrying value and fair value of reclassified financial assets

	2010		2009		2008

	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

From held for trading to loans and receivables	750	727	1,833	1,822	2,883	2,926
From available-for-sale financial assets to loans and receivables	313	340	394	422	454	402
From available-for-sale financial assets to held-to-maturity investments	3,455	3,539	—	—	—	—

Total carrying value and fair value	4,518	4,606	2,227	2,244	3,337	3,328

During the year ended 31 December 2010, the carrying value of assets reclassified to loans and receivables decreased by £1,164 million due to sales and maturities of £1,220 million, accretion of discount of £34 million and foreign exchange and other movements of £22 million.

Additional fair value gains (losses) that would have been recognised had the reclassifications not occurred

The table below shows the additional gains (losses) that would have been recognised in the Group’s income statement if the reclassifications had not occurred.

	2010				2009			2008

	Reclassified in 2010 £m	Reclassified in 2009 £m	Reclassified in 2008 £m	Total £m	Reclassified in 2009 £m	Reclassified in 2008 £m	Total £m	Reclassified in 2008 £m	Total £m

From held for trading to loans and receivables	—	—	(34)	(34)	—	208	208	(347)	(347)

The table below shows the additional gains (losses) that would have been recognised in other comprehensive income if the reclassifications had not occurred.

	2010				2009			2008

	Reclassified in 2010 £m	Reclassified in 2009 £m	Reclassified in 2008 £m	Total £m	Reclassified in 2009 £m	Reclassified in 2008 £m	Total £m	Reclassified in 2008 £m	Total £m

From available-for-sale financial assets to loans and receivables	—	—	69	69	—	161	161	(108)	(108)

Actual amounts recognised in respect of reclassified assets

After reclassification the reclassified financial assets contributed the following amounts to the Group income statement.

	2010				2009			2008

	Reclassified in 2010 £m	Reclassified in 2009 £m	Reclassified in 2008 £m	Total £m	Reclassified in 2009 £m	Reclassified in 2008 £m	Total £m	Reclassified in 2008 £m	Total £m

From held for trading to loans and receivables:
Net interest income	—	—	24	24	—	55	55	31	31
Impairment losses	—	—	(6)	(6)	—	(49)	(49)	(158)	(158)

Total amounts recognised	—	—	18	18	—	6	6	(127)	(127)

	2010				2009			2008

	Reclassified in 2010 £m	Reclassified in 2009 £m	Reclassified in 2008 £m	Total £m	Reclassified in 2009 £m	Reclassified in 2008 £m	Total £m	Reclassified in 2008 £m	Total £m

From available-for-sale financial assets to loans and receivables:
Net interest income	—	—	1	1	—	34	34	3	3
Impairment losses	—	—	(2)	(2)	—	(56)	(56)	(23)	(23)

Total amounts recognised	—	—	(1)	(1)	—	(22)	(22)	(20)	(20)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 FINANCIAL INSTRUMENTS continued

(3) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The following table summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	Carrying value 2010 £m	Carrying value 2009 £m	Fair value 2010 £m	Fair value 2009 £m

Financial assets
Trading and other financial assets at fair value through profit or loss	156,191	150,011	156,191	150,011
Derivative financial instruments	50,777	49,928	50,777	49,928
Loans and receivables:
Loans and advances to banks	30,272	35,361	30,236	35,335
Loans and advances to customers	592,597	626,969	580,343	609,647
Debt securities	25,735	32,652	26,937	31,907
Available-for-sale financial assets	42,955	46,602	42,955	46,602
Held-to-maturity investments	7,905	—	7,716	—
Financial liabilities
Deposits from banks	50,363	82,452	50,520	82,366
Customer deposits	393,633	406,741	394,393	406,555
Trading and other financial liabilities at fair value through profit or loss	26,762	28,271	26,762	28,271
Derivative financial instruments	42,158	40,485	42,158	40,485
Debt securities in issue	228,866	233,502	229,375	235,170
Liabilities arising from non-participating investment contracts	51,363	46,348	51,363	46,348
Financial guarantees	54	38	54	38
Subordinated liabilities	36,232	34,727	38,083	33,660

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

Valuation control framework

The key elements of the control framework for the valuation of financial instruments include model validation, product implementation review and independent price verification. These functions are carried out by appropriately skilled risk and finance teams, independent of the business area responsible for the products.

Model validation covers both qualitative and quantitative elements relating to new models. In respect of new products, a product implementation review is conducted pre- and post-trading. Pre-trade testing ensures that the new model is integrated into the Group’s systems and that the profit and loss and risk reporting are consistent throughout the trade life cycle. Post-trade testing examines the explanatory power of the implemented model, actively monitoring model parameters and comparing in-house pricing to external sources. Independent price verification procedures cover financial instruments carried at fair value. The frequency of the review is matched to the availability of independent data, monthly being the minimum. Valuation differences in breach of established thresholds are escalated to senior management. The results from independent pricing and valuation reserves are reviewed monthly by senior management.

Formal committees, consisting of senior risk, finance and business management, meet at least quarterly to discuss and approve valuations in more judgemental areas, in particular for unquoted equities, structured credit, over-the-counter options and the Credit Valuation Adjustment (CVA) reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 FINANCIAL INSTRUMENTS continued

Fair value of financial instruments carried at amortised cost

LOANS AND RECEIVABLES

The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. The carrying value of the variable rate loans and those relating to lease financing is assumed to be their fair value. For fixed rate lending, several different techniques are used to estimate fair value, as considered appropriate. For commercial and personal customers, fair value is principally estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. The fair value for corporate loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to the market rates for similar loans of maturity equal to the remaining fixed interest rate period. The fair values of asset-backed securities and secondary loans, which were previously within assets held for trading and were reclassified to loans and receivables, are determined predominantly from lead manager quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data.

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

HELD-TO-MATURITY INVESTMENTS

The fair values of government securities are based on market prices.

Valuation of financial instruments carried at fair value

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

LEVEL 2 PORTFOLIOS

Level 2 valuations are those where quoted market prices are not available, for example where the instrument is traded in a market that is not considered to be active or valuation techniques are used to determine fair value and where these techniques use inputs that are based significantly on observable market data. Examples of such financial instruments include most over-the-counter derivatives, financial institution issued securities, certificates of deposit and certain asset-backed securities.

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

VALUATION HIERARCHY

	At 31 December 2010

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Trading and other financial assets at fair value through profit or loss	113,242	40,113	2,836	156,191
Available-for-sale financial assets	14,481	25,828	2,646	42,955
Derivative financial instruments	985	47,806	1,986	50,777

Financial assets	128,708	113,747	7,468	249,923

Trading and other financial liabilities at fair value through profit or loss	864	25,898	—	26,762
Derivative financial instruments	42	41,913	203	42,158
Financial guarantees	—	—	54	54

Financial liabilities	906	67,811	257	68,974

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 FINANCIAL INSTRUMENTS continued

There were no significant transfers between level 1 and level 2 during the year.

	At 31 December 2009

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Trading and other financial assets at fair value through profit or loss	103,853	43,246	2,912	150,011
Available-for-sale financial assets	12,881	31,110	2,611	46,602
Derivative financial instruments	977	47,014	1,937	49,928

Financial assets	117,711	121,370	7,460	246,541

Trading and other financial liabilities at fair value through profit or loss	511	27,760	—	28,271
Derivative financial instruments	66	40,222	197	40,485
Financial guarantees	—	—	38	38

Financial liabilities	577	67,982	235	68,794

MOVEMENTS IN LEVEL 3 PORTFOLIO

The table below analyses movements in the level 3 financial assets portfolio.

	Trading and other financial assets at fair value through profit or loss £m	Available- for-sale £m	Derivative assets £m	Total financial assets £m

At 1 January 2009	1,672	3,161	136	4,969
Exchange and other adjustments	(232)	(205)	74	(363)
Adjustment on acquisition	3,386	2,291	569	6,246
Losses recognised in the income statement	(114)	(452)	(1,005)	(1,571)
Gains recognised in other comprehensive income	—	191	—	191
Purchases	374	422	2,224	3,020
Sales	(465)	(671)	(61)	(1,197)
Transfers into the level 3 portfolio	33	48	—	81
Transfers out of the level 3 portfolio	(1,742)	(2,174)	—	(3,916)

At 31 December 2009	2,912	2,611	1,937	7,460
Exchange and other adjustments	28	12	2	42
Gains (losses) recognised in the income statement	199	(56)	(667)	(524)
Gains recognised in other comprehensive income	—	271	—	271
Purchases	921	664	—	1,585
Sales	(550)	(560)	—	(1,110)
Transfers into the level 3 portfolio	64	—	780	844
Transfers out of the level 3 portfolio	(738)	(296)	(66)	(1,100)

At 31 December 2010	2,836	2,646	1,986	7,468

Gains (losses) recognised in the income statement relating to those assets held at 31 December 2010	151	(81)	(667)	(597)
Gains recognised in other comprehensive income relating to those assets held at 31 December 2010	—	269	—	269

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 FINANCIAL INSTRUMENTS continued

The table below analyses movements in the Level 3 financial liabilities portfolio.

	Derivative liabilities £m	Financial guarantees £m	Total financial liabilities £m

At 1 January 2009	578	35	613
Exchange and other adjustments	(179)	—	(179)
Adjustment on acquisition	1,102	—	1,102
Gains recognised in the income statement	(47)	—	(47)
Additions	—	3	3
Redemptions	(474)	—	(474)
Transfers out of the level 3 portfolio	(783)	—	(783)

At 31 December 2009	197	38	235
Exchange and other adjustments	13	—	13
Gains recognised in the income statement	—	—	—
Additions	—	16	16
Redemptions	(210)	—	(210)
Transfers into the level 3 portfolio	203	—	203

At 31 December 2010	203	54	257

Gains (losses) recognised in the income statement relating to those liabilities held at 31 December 2010	—	—	—

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

Included within the gains (losses) recognised in the income statement are losses of £597 million (2009: £1,542 million) related to financial instruments that are held in the level 3 portfolio at the year end. These amounts are included in other operating income.

Included within the gains (losses) recognised in other comprehensive income are gains of £269 million (2009: £190 million) related to financial instruments that are held in the level 3 portfolio at the year end.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 FINANCIAL INSTRUMENTS continued

				At 31 December 2010		At 31 December 2009

				Effect of reasonably possible alternative assumptions			Effect of reasonably possible alternative assumptions

	Valuation basis/technique	Main assumptions	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m

Trading and other financial assets at fair value through profit or loss

Asset-backed securities	Lead manager or broker quote/consensus pricing from market data provider	Use of single pricing source	283	8	(8)	970	74

Equity investments	Various valuation techniques	Earnings, net asset value and earnings multiples, forecast cash flows	2,072	135	(111)	1,396	n/a

Unlisted equities and property partnerships in the life funds			481	–	–	546	n/a

			2,836			2,912

Available-for-sale financial assets

Asset-backed securities	Lead manager or broker quote/consensus pricing from market data provider	Use of single pricing source	579	34	(34)	744	10

Equity investments	Various valuation techniques	Earnings, net asset value, underlying asset values, property prices, forecast cash flows	2,067	141	(91)	1,867	n/a

			2,646			2,611

Derivative financial assets

	Industry standard model/consensus pricing from market data provider	Prepayment rates, probability of default, loss given default and yield curves. Equity conversion feature spread	1,986	157	(27)	1,937	84

Financial assets			7,468			7,460

Derivative financial liabilities

	Industry standard model/consensus pricing from market data provider	Prepayment rates, probability of default, loss given default and yield curves	203	–	–	197	8

Financial guarantees			54	–	–	38	n/a

Financial liabilities			257			235

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 FINANCIAL INSTRUMENTS continued

The main products where level 3 valuations have been used are described below:

Asset-backed securities

Where there is no trading activity in asset-backed securities, valuation models, consensus pricing information from third party pricing services and broker or lead manager quotes are used to determine an appropriate valuation. Asset-backed securities are then classified as either level 2 or level 3 depending on whether there is more than one consistent independent source of data. If there is a single, uncorroborated market source for a significant valuation input or where there are materially inconsistent levels then the security is reported as level 3. Asset classes classified as level 3 mainly comprise certain residential mortgage-backed securities, collateralised loan obligations and collateralised debt obligations.

Equity investments (including venture capital)

Unlisted equities and fund investments are accounted for as trading and other financial assets at fair value through profit or loss or as available-for-sale financial assets. These investments are valued using different techniques as a result of the variety of investments across the portfolio in accordance with the Group’s valuation policy and are calculated using International Private Equity and Venture Capital Guidelines.

Depending on the business sector and the circumstances of the investment, unlisted equity valuations are based on earnings multiples, net asset values or discounted cash flows.

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

–

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

Derivatives

Where the Group’s derivative assets and liabilities are not traded on an exchange, they are valued using valuation techniques, including discounted cash flow and options pricing models, as appropriate. The types of derivatives classified as level 2 and the valuation techniques used include:

–	Interest rate swaps which are valued using discounted cash flow models; the most significant inputs into those models are interest rate yield curves which are developed from publicly quoted rates.

–	Foreign exchange derivatives that do not contain options which are priced using rates available from publicly quoted sources.

–

Credit derivatives, except for the items classified as level 3, which are valued using publicly available yield and credit default swap (CDS) curves; the Group uses standard models with observable inputs.

–

Less complex interest rate and foreign exchange option products which are valued using volatility surfaces developed from publicly available interest rate cap, interest rate swaption and other option volatilities; option volatility skew information is derived from a market standard consensus pricing service. For more complex option products, the Group calibrates its models using observable at-the-money data; where necessary, the Group adjusts for out-of-the-money positions using a market standard consensus pricing service.

Complex interest rate and foreign exchange products where there is significant dispersion of consensus pricing or where implied funding costs are material and unobservable are classified as level 3.

Where credit protection, usually in the form of credit default swaps, has been purchased or written on asset-backed securities, the security is referred to as a negative basis asset-backed security and the resulting derivative assets or liabilities have been classified as either level 2 or level 3 according to the classification of the underlying asset-backed security.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 FINANCIAL INSTRUMENTS continued

The Group’s level 3 derivative assets include £1,177 million (31 December 2009: £1,797 million) in respect of the value of the embedded equity conversion feature of the enhanced capital notes issued in December 2009. The embedded equity conversion feature is valued by comparing the market price of the enhanced capital notes with the market price of similar bonds without the conversion feature. The latter is calculated by discounting the expected enhanced capital note cash flows in the absence of a conversion using prevailing market yields for similar capital securities without the conversion feature. The market price of the enhanced capital notes was calculated with reference to multiple broker quotes. Movements in the fair value of the derivative are recorded in net trading income.

Level 3 derivative assets also include £96 million (31 December 2009: £140 million) in respect of credit default swaps written on level 3 negative basis asset-backed securities calculated as set out in the table below:

	2010 £m	2009 £m

Fair value before credit valuation adjustment	114	346
Less: credit valuation adjustment	(18)	(206)

Carrying value	96	140

SENSITIVITY OF LEVEL 3 VALUATIONS

Asset-backed securities

Reasonably possible alternative valuations have been calculated for asset-backed securities by using alternative pricing sources and calculating an absolute difference. The pricing difference is defined as the absolute difference between the actual price used and the closest, alternative price available.

Derivative financial instruments

(i)

In respect of the embedded equity conversion feature of the enhanced capital notes, the sensitivity was based on the absolute difference between the actual price of the enhanced capital note and the closest, alternative broker quote available plus the impact of applying a 10bps increase/ decrease in the market yield used to derive a market price for similar bonds without the conversion feature. The effect of interdependency of the assumptions is not material to the effect of applying reasonably possible alternative assumptions to the valuations of derivative financial instruments.

(ii)

In respect of credit default swaps written on level 3 negative basis asset-backed securities, reasonably possible alternative valuations have been calculated by flexing the spread between the underlying asset and the credit default swap, or adjusting market yields, by a reasonable amount. The sensitivity is determined by applying a 60 bps increase/decrease in the spread between the asset and the credit default swap.

Venture capital and equity investments

The valuation techniques used for unlisted equities and venture capital investments vary depending on the nature of the investment. Third party valuers have been used to determine the value of unlisted equities and property partnerships included in the Group’s life insurance funds. As these factors differ for each investment, depending on the nature of the valuation technique used and the inputs, there is no single common factor that could be adjusted to provide a reasonable alternative valuation for these investment portfolios.

DERIVATIVE VALUATION ADJUSTMENTS

Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

55 FINANCIAL INSTRUMENTS continued

(i) Uncollateralised derivative valuation adjustments, excluding monoline counterparties

The following table summarises the movement on this revaluation adjustment account during 2010.

Uncollateralised derivative valuation adjustments

£m

At 31 December 2009	662
Income statement charge	20
Transfers	(112)

At 31 December 2010	570

Represented by:

	2010 £m	2009 £m

Credit Valuation Adjustment (CVA)	671	892
Debit Valuation Adjustment (DVA)	(298)	(230)
Funding Valuation Adjustment	197	—

	570	662

Valuation adjustments are applied to the Group’s over-the-counter derivative exposures with counterparties that are not subject to standard interbank collateral arrangements. These valuation adjustments reflect the different credit and funding exposures that such counterparties represent.

A Credit Valuation Adjustment (CVA) is applied to the Group’s over-the-counter uncollateralised derivative exposures to adjust the derivative valuations provided by standard interbank interest rate curves. The Group uses a bilateral simulation model to develop expected future exposures. This calculates a CVA for scenarios where the Group has a positive future exposure (asset) and a Debit Valuation Adjustment (DVA) where the Group has a negative future exposure (liability).

In circumstances where a counterparty becomes impaired, any associated derivative valuation adjustment is transferred and assessed for specific loss alongside other non-derivative assets and liabilities the counterparty may have with the Group.

Market Credit Default Swap (CDS) spreads are used to develop the probability of default for quoted counterparties. For unquoted counterparties, internal credit ratings and market sector CDS curves and recovery rates are used. The Loss Given Default (LGD) is based on market recovery rates and internal credit assessments. The combination of a one notch deterioration in the credit rating of derivative counterparties and a 10 per cent increase in LGD increases the CVA by £120 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (in total contributing £29 million of the overall CVA balance at 31 December 2010).

The Debit Valuation Adjustment (DVA) is sensitive to the Group’s own CDS spread. A 1 per cent rise in this spread would lead to an increase in the DVA of £65 million to £363 million.

The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A 1 per cent rise in interest rates would lead to a £109 million fall in the overall valuation adjustment to £461 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.

In addition, in 2010 the Group has included a Funding Valuation Adjustment to adjust for the net cost of funding certain uncollateralised derivative positions where the Group considers that this cost is included in market pricing. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A 10 bps increase in the cost of funds will increase the funding valuation adjustment by £5 million.

(ii) Uncollateralised derivative valuation adjustments – monoline counterparties

The Group has no significant derivative exposures remaining against monoline counterparties as shown in note 56(3). The remaining valuation adjustment on these limited positions is shown in the table below.

Monoline derivative valuation adjustments

	2010 £m	2009 £m

Credit Valuation Adjustment – monoline counterparties	17	200

(iii) Market liquidity

The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a timeframe that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.

At 31 December 2010, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £66 million (31 December 2009: £70 million).

(iv) Libor/Overnight Index Swap (OIS) basis

The Group’s derivative trading business applies £70 million (31 December 2009: nil) of valuation adjustments against the changing market approach to valuing derivatives that are subject to daily collateral margin, where standard market practice is to pay interest on an Overnight Index Swap (OIS) basis rather than a Libor rate.

No credit valuation adjustment is taken on collateralised swaps (31 December 2009: £25 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT

As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; and liquidity risk. Information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk and the Group’s management of capital can be found on pages 55 to 110. The following additional disclosures, which provide quantitative information about the risks within financial instruments held or issued by the Group, should be read in conjunction with that earlier information.

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

Many banking assets are sensitive to interest rate movements; there is a large volume of managed rate assets such as variable rate mortgages which may be considered as a natural offset to the interest rate risk arising from the managed rate liabilities. However, a significant proportion of the Group’s lending assets, for example many personal loans and mortgages, bear interest rates which are contractually fixed for periods of up to five years or longer.

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

At 31 December 2010 the aggregate notional principal of interest rate swaps designated as fair value hedges was £75,831 million (2009: £80,085 million) with a net fair value asset of £3,166 million (2009: asset of £3,004 million) (note 19). The gains on the hedging instruments were £280 million (2009: losses of £995 million). The losses on the hedged items attributable to the hedged risk were £452 million (2009: gains of £1,181 million).

In addition the Group has cash flow hedges which are primarily used to hedge the variability in the cost of funding within the wholesale business. Note 19 shows when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2010 was £112,507 million (2009: £222,548 million) with a net fair value liability of £843 million (2009: £2,536 million) (note 19). In 2010, ineffectiveness recognised in the income statement that arises from cash flow hedges was a gain of £160 million (2009: nil). There were no transactions for which cash flow hedge accounting had to be ceased in 2010 or 2009 as a result of the highly probable cash flows no longer being expected to occur.

(2) CURRENCY RISK

Foreign exchange exposures comprise those originating in treasury trading activities and structural foreign exchange exposures, which arise from investment in the Group’s overseas operations.

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London. Associated VaR and the closing, average, maximum and minimum are disclosed on page 90.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves.

The Group hedges part of the currency translation risk of the net investment in certain foreign operations using currency borrowings and cross currency derivatives. At 31 December 2010 the aggregate notional principal of these currency borrowings was £5,135 million; the aggregate notional principal of the cross currency derivatives was £86 million (2009: cross currency swaps £2,507 million) with a net fair value asset of £2 million (2009: asset of £25 million) and they were designated on an after-tax basis as hedges of net investments in foreign operations. In 2010, an ineffectiveness loss of £28 million before tax and £20 million after tax (2009: ineffectiveness of nil before tax and nil after tax) was recognised in the income statement arising from net investment hedges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

The Group’s main overseas operations are in the Americas, Asia, Australasia and Europe. Details of the Group’s structural foreign currency exposures, after net investment hedges, are as follows:

Functional currency of Group operations

	2010 £m	2009 £m
Euro:
Gross exposure	2,468	2,764
Net investment hedge	(3,270)	(2,651)
	(802)	113
US dollar:
Gross exposure	47	(184)
Net investment hedge	(145)	62
	(98)	(122)
Swiss franc:
Gross exposure	53	2,552
Net investment hedge	—	(2,467)
	53	85
Australian dollar:
Gross exposure	1,567	1,869
Net investment hedge	(1,634)	(1,832)
	(67)	37
Japanese yen:
Gross exposure	17	3,220
Net investment hedge	—	(3,207)
	17	13
Other non-sterling	155	316
Total structural foreign currency exposures, after net investment hedges	(742)	442

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

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

	2010 £m	2009 £m
Loans and receivables:
Loans and advances to banks	30,292	35,510
Loans and advances to customers	610,970	641,770
Debt securities	26,293	33,082
Deposit amounts available for offset[1]	(8,105)	(13,373)
Impairment allowances	(18,951)	(15,380)
	640,499	681,609
Available-for-sale financial assets (excluding equity shares)	40,700	44,571
Held-to-maturity investments	7,905	—
Trading and other financial assets at fair value through profit or loss (excluding equity shares)	65,972	65,861
Derivative assets, before netting	50,777	49,928
Amounts available for offset under master netting arrangements[1]	(31,740)	(21,698)
	19,037	28,230
Assets arising from reinsurance contracts held	2,146	1,875
Financial guarantees	22,975	18,021
Irrevocable loan commitments and other credit-related contingencies[2]	67,809	80,585
Maximum credit risk exposure	867,043	920,752
Maximum credit risk exposure before offset items	906,888	955,823

[1]

Deposit amounts available for offset and amounts available for offset under master netting arrangements do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

[2]	See note 54 – Contingent liabilities and commitments for further information.

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

Available-for-sale debt securities, treasury and other bills, held-to-maturity investments, and trading and other financial assets at fair value through profit or loss – the credit quality of the Group’s available-for-sale debt securities, treasury and other bills, held-to-maturity investments, and the majority of the Group’s trading and other financial assets at fair value through profit or loss held is set out below. An analysis of trading and other financial assets at fair value through profit or loss is included in note 18 and a similar analysis for available-for-sale financial assets is included in note 26. The Group’s held-to-maturity investments are all government debt securities. The Group’s non-participating investment contracts are all unit-linked. Trading and other financial assets at fair value through profit or loss which back those investment contracts were £129,702 million (2009: £118,573 million). Movements in the fair value of such assets, including movements arising from credit risk, are borne by the contract holders.

Derivative assets – the Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. An analysis of derivative assets is given in note 19. Of the net derivative assets of £19,037 million (31 December 2009: £28,230 million), cash collateral of £1,429 million (31 December 2009: £6,645 million) was held and a further £8,385 million was due from OECD banks (31 December 2009: £13,004 million).

Assets arising from reinsurance contracts held – of the assets arising from reinsurance contracts held at 31 December 2010 of £2,146 million (31 December 2009: £1,875 million), £671 million (31 December 2009: £510 million) were due from insurers with a credit rating of AA or above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

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

Reverse repo and repo transactions – for reverse repo transactions which are accounted for as collateralised loans, it is the Group’s policy to seek collateral which is at least equal to the amount loaned. At 31 December 2010, the fair value of collateral accepted under reverse repo transactions that the Group is permitted by contract or custom to sell or repledge was £21,195 million (2009: £26,731 million). Of this, £3,161 million (2009: £14,963 million) was sold or repledged as at 31 December 2010. The fair value of collateral pledged in respect of repo transactions, accounted for as secured borrowings, where the secured party is permitted by contract or custom to repledge was £53,781 million (31 December 2009: £96,409 million). The Group has not derecognised any securities in respect of repurchase agreements

Stock lending – in addition to financial assets on the balance sheet which are subject to repurchase agreements, there were financial assets on the balance sheet pledged as collateral as part of securities lending transactions which amounted to £124,139 million at 31 December 2010 (2009: £92,449 million).

Stock borrowing – Securities held as collateral as stock borrowed or under reverse repurchase agreements amounted to £93,419 million at 31 December 2010 (2009: £95,881 million), of which £55,554 million at 31 December 2010 (2009: £77,455 million) had been resold or repledged as collateral for the Group’s own transactions.

Loans and advances

						Loans and advances designated at fair value through profit or loss £m
	Loans and advances to banks £m
		Loans and advances to customers

		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2010
Neither past due nor impaired	30,259	339,509	45,058	159,274	543,841	12,545
Past due but not impaired	—	13,215	1,289	3,427	17,931	—
Impaired – no provision required	—	2,189	433	5,313	7,935	—
– provision held	20	5,591	5,149	45,931	56,671	—

Gross	30,279	360,504	51,929	213,945	626,378	12,545
Allowance for impairment losses	(20)	(2,073)	(2,587)	(24,975)	(29,635)	—
Fair value adjustments	13				(4,146)	—

Net	30,272				592,597	12,545

31 December 2009
Neither past due nor impaired	35,333	347,292	48,429	185,872	581,593	19,082
Past due but not impaired	—	12,587	1,873	5,118	19,578	—
Impaired – no provision required	—	2,034	449	6,603	9,086	—
– provision held	153	5,918	5,902	37,927	49,747	—

Gross	35,486	367,831	56,653	235,520	660,004	19,082
Allowance for impairment losses	(149)	(1,774)	(3,379)	(20,835)	(25,988)	—
Fair value adjustments	24				(7,047)	—

Net	35,361				626,969	19,082

The disclosures in the table above and those on pages F-110 to F-112 are produced under the combined businesses approach used for the Group’s segmental reporting. The Group believes that, for reporting periods immediately following a significant acquisition such as the acquisition of HBOS in 2009, this combined businesses basis, which includes the allowance for loan losses at the acquisition date on a gross basis, more fairly reflects the underlying provisioning status of the loans. The remaining acquisition-related fair value adjustments in respect of this lending are therefore identified separately in this table.

The analysis of lending between retail and wholesale has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within wholesale are exposures to corporate customers and other large institutions.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss are disclosed in note 2(H). All impaired loans which exceed certain thresholds, principally within the Group’s Wholesale division, are individually assessed for impairment by reviewing expected future cash flows including those that could arise from the realisation of security. Included in loans and receivables are advances individually determined to be impaired with a gross amount before impairment allowances of £51,608 million (31 December 2009: £44,675 million) which have associated collateral with a fair value of £14,869 million (31 December 2009: £10,217 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

The table below sets out the reconciliation of the allowance for impairment losses of £18,373 million (31 December 2009: £14,801 million) shown in note 25 to the allowance for impairment losses on a combined businesses basis of £29,635 million (31 December 2009: £25,988 million) shown above:

	2010 £m	2009 £m
Allowance for impairment losses on loans and advances to customers	18,373	14,801
HBOS allowance at 16 January 2009[1]	11,147	11,147
Amounts subsequently written off	(9,136)	(6,155)
	2,011	4,992
HBOS charge covered by fair value adjustments[2]	8,823	6,242
Foreign exchange and other movements	428	(47)
Allowance for impairment losses on loans and advances to customers on a combined businesses basis	29,635	25,988

[1]	Comprises an allowance held at 31 December 2008 of £10,693 million and a charge for the period from 1 January 2009 to 16 January 2009 of £454 million.

[2]

This represents the element of the charge on loans and advances to customers in HBOS’s results that was included within the Group’s fair value adjustments in respect of the acquisition of HBOS on 16 January 2009.

Loans and advances which are neither past due nor impaired

						Loans and advances designated at fair value through profit or loss £m
	Loans and advances to banks £m
		Loans and advances to customers

		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2010
Good quality	29,835	332,614	30,076	57,552		12,220
Satisfactory quality	265	5,259	11,084	42,906		163
Lower quality	16	834	1,170	45,750		83
Below standard, but not impaired	143	802	2,728	13,066		79

Total loans and advances which are neither past due nor impaired	30,259	339,509	45,058	159,274	543,841	12,545

31 December 2009
Good quality	34,434	335,482	30,743	61,810		18,702
Satisfactory quality	135	9,614	12,654	59,752		267
Lower quality	15	746	1,480	45,986		90
Below standard, but not impaired	749	1,450	3,552	18,324		23

Total loans and advances which are neither past due nor impaired	35,333	347,292	48,429	185,872	581,593	19,082

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

Loans and advances which are past due but not impaired

						Loans and advances designated at fair value through profit or loss £m
	Loans and advances to banks £m
		Loans and advances to customers
		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m
31 December 2010
0-30 days	—	6,498	1,004	1,331	8,833	—
30-60 days	—	2,674	246	498	3,418	—
60-90 days	—	1,811	29	394	2,234	—
90-180 days	—	2,223	10	337	2,570	—
Over 180 days	—	9	—	867	876	—
Total loans and advances which are past due but not impaired	—	13,215	1,289	3,427	17,931	—
Fair value of collateral held		11,467	n/a	n/a	n/a
31 December 2009
0-30 days	—	6,018	1,316	2,347	9,681	—
30-60 days	—	2,649	376	825	3,850	—
60-90 days	—	1,702	74	825	2,601	—
90-180 days	—	2,216	48	560	2,824	—
Over 180 days	—	2	59	561	622	—
Total loans and advances which are past due but not impaired	—	12,587	1,873	5,118	19,578	—
Fair value of collateral held		10,845	n/a	n/a	n/a

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

Renegotiated loans and advances

Loans and advances that were renegotiated during the year and that would otherwise have been past due or impaired at 31 December 2010 totalled £5,475 million (31 December 2009: £3,919 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

Forbearance arrangements

The Group operates a number of schemes to assist borrowers. Further details of these schemes is set out in the risk report on pages 66 and 67.

The Group operates schemes that allow customers to repay a monthly amount which is lower than their contractual monthly payment for a short period. These forbearance arrangements include short-term reduced or nil payment arrangements and transfers to interest only mortgages, as described on page 66. During the period of forbearance, there is no clearing down of arrears such that, unless the customer is paying more than their contractual minimum payment, arrears balances will remain and the loan will continue to be reported as impaired. When customers come to the end of their arrangement period they will continue to be managed as a mainstream collections case and if unable to recover then will move toward possession.

Under the Group’s contractual repayment scheme, also described on page 67, customers can have their arrears balance capitalised once they have demonstrated they can pay the original contractual minimum payment, but are unable to clear their arrears. This is usually demonstrated by the customer making six consecutive contractual monthly payments. Customers are not, however, able to recapitalise more than twice in a five year period. Such recapitalised loans are not considered to be impaired as the Group continues to expect to recover the original carrying amount of the loan. Consequently, recapitalised mortgages will return to the non-impaired book and will be managed in accordance with the recapitalised terms of the mortgage.

In addition, the Group participates in a number of UK Government sponsored programmes designed to support households, which are described on page 66. Where these schemes provide borrowers with a state benefit that is used to service the loan, there is no change in the reported status of the loan which is managed and reported in accordance with its original terms.

Repossessed collateral

	2010 £m	2009 £m
Residential property	1,046	1,353
Other	32	701
Total repossessed collateral	1,078	2,054

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

Loan-to-value ratio of mortgage lending

	2010 £m	2009 £m
Analysis by loan-to-value ratio of the Group’s residential mortgage lending which is neither past due nor impaired:
Less than 70 per cent	140,267	142,614
70 per cent to 80 per cent	57,979	54,079
80 per cent to 90 per cent	53,732	52,238
Greater than 90 per cent	87,531	98,361
Total residential mortgage lending which is neither past due nor impaired	339,509	347,292

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

An analysis of the Group’s debt securities, treasury and other bills and derivative financial instruments by credit rating is provided below.

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
As at 31 December 2010
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	651	888	—	84	—	—	1,623
Bank and building society certificates of deposit	—	3,086	506	100	—	—	3,692
Other asset-backed securities	191	633	196	—	—	—	1,020
Corporate and other debt securities	1,205	1,209	1,839	183	13	470	4,919
Total debt securities held as trading assets	2,047	5,816	2,541	367	13	470	11,254
Treasury bills and other bills	219	8	—	—	—	—	227
Total held as trading assets	2,266	5,824	2,541	367	13	470	11,481
Other assets held at fair value through profit or loss:
Government securities	20,509	1,113	408	33	6	148	22,217
Other public sector securities	778	62	68	2	—	9	919
Bank and building society certificates of deposit	52	107	447	—	—	—	606
Asset-backed securities:
Mortgage-backed securities	259	68	48	23	—	24	422
Other asset-backed securities	298	372	458	384	70	10	1,592
	557	440	506	407	70	34	2,014
Corporate and other debt securities	3,870	1,619	4,397	3,269	1,275	1,760	16,190
Total other assets held at fair value through profit or loss	25,766	3,341	5,826	3,711	1,351	1,951	41,946
Total held at fair value through profit or loss	28,032	9,165	8,367	4,078	1,364	2,421	53,427
Derivative financial instruments
Trading and other	157	18,161	13,486	1,006	86	10,475	43,371
Hedging	57	1,992	4,368	46	—	943	7,406
Total derivative financial instruments	214	20,153	17,854	1,052	86	11,418	50,777
Debt securities classified as loans and receivables
Asset-backed securities:
Mortgage-backed securities	6,524	2,856	1,057	840	222	151	11,650
Other asset-backed securities	7,535	2,514	1,377	475	823	103	12,827
	14,059	5,370	2,434	1,315	1,045	254	24,477
Corporate and other debt securities	163	164	459	106	166	758	1,816
Total debt securities classified as loans and receivables	14,222	5,534	2,893	1,421	1,211	1,012	26,293
Available-for-sale financial assets
Debt securities:
Government securities	12,462	78	—	—	—	12	12,552
Other public sector securities	—	—	—	—	—	29	29
Bank and building society certificates of deposit	—	225	162	20	—	—	407
Asset-backed securities:
Mortgage-backed securities	2,809	673	601	202	8	—	4,293
Other asset-backed securities	3,625	781	395	115	79	224	5,219
	6,434	1,454	996	317	87	224	9,512
Corporate and other debt securities	1,135	4,824	5,150	913	42	68	12,132
Total debt securities	20,031	6,581	6,308	1,250	129	333	34,632
Treasury bills and other bills	4,439	—	1,629	—	—	—	6,068
Total held as available-for-sale financial assets	24,470	6,581	7,937	1,250	129	333	40,700
Held-to-maturity investments
Government securities	7,905	—	—	—	—	—	7,905

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

An analysis of the Group’s debt securities, treasury and other bills and derivative financial instruments by credit rating is provided below.

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
As at 31 December 2009
Debt securities held at fair value through profit or loss
Trading assets:
Government securities	2,100	806	—	—	—	30	2,936
Other public sector securities	—	—	6	—	—	—	6
Bank and building society certificates of deposit	—	1,037	997	—	—	—	2,034
Other asset-backed securities	331	379	181	—	—	—	891
Corporate and other debt securities	1,025	312	1,328	348	72	12	3,097
Total held as trading assets	3,456	2,534	2,512	348	72	42	8,964
Other assets held at fair value through profit or loss:
Government securities	16,025	581	337	26	—	56	17,025
Other public sector securities	675	16	—	—	—	9	700
Asset-backed securities:
Mortgage-backed securities	316	134	45	24	—	1	520
Other asset-backed securities	403	325	654	333	265	19	1,999
	719	459	699	357	265	20	2,519
Corporate and other debt securities	4,070	1,359	4,540	3,407	1,062	3,133	17,571
Total other assets held at fair value through profit or loss	21,489	2,415	5,576	3,790	1,327	3,218	37,815
Total held at fair value through profit or loss	24,945	4,949	8,088	4,138	1,399	3,260	46,779
Derivative financial instruments
Trading and other	887	13,674	14,173	889	169	10,706	40,498
Hedging	628	2,509	5,163	91	—	1,039	9,430
Total derivative financial instruments	1,515	16,183	19,336	980	169	11,745	49,928
Debt securities classified as loans and receivables
Asset-backed securities:
Mortgage-backed securities	9,183	2,470	805	682	182	—	13,322
Other asset-backed securities	11,824	2,465	1,449	277	965	157	17,137
	21,007	4,935	2,254	959	1,147	157	30,459
Corporate and other debt securities	—	439	823	69	306	986	2,623
Total debt securities classified as loans and receivables	21,007	5,374	3,077	1,028	1,453	1,143	33,082
Available-for-sale financial assets
Debt securities:
Government securities	8,222	263	35	—	—	149	8,669
Other public sector securities	—	—	—	—	—	31	31
Bank and building society certificates of deposit	22	499	452	22	19	—	1,014
Asset-backed securities:
Mortgage-backed securities	3,820	555	215	156	35	—	4,781
Other asset-backed securities	6,080	731	448	179	186	16	7,640
	9,900	1,286	663	335	221	16	12,421
Corporate and other debt securities	2,002	7,342	8,802	1,350	228	180	19,904
Total debt securities	20,146	9,390	9,952	1,707	468	376	42,039
Treasury bills and other bills	269	2,263	—	—	—	—	2,532
Total held as available-for-sale financial assets	20,415	11,653	9,952	1,707	468	376	44,571

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

CREDIT MARKET EXPOSURES

The Group’s credit market exposures primarily relate to asset-backed securities exposures held in Wholesale division. These exposures are classified as loans and receivables (note 24), available-for-sale financial assets (note 26) or trading and other financial assets at fair value through profit or loss (note 18) depending on the nature of the investment.

	Loans and receivables £m	Available-for-sale £m	Trading and other financial assets at fair value through profit or loss £m	Net exposure as at 31 December 2010 £m	Net exposure as at 31 December 2009 £m
Asset-backed securities
Mortgage-backed securities:
US residential mortgage-backed securities	4,242	—	—	4,242	4,826
Non-US residential mortgage-backed securities	4,916	2,982	—	7,898	9,655
Commercial mortgage-backed securities	2,397	1,119	—	3,516	3,737
	11,555	4,101	—	15,656	18,218
Collateralised debt obligations:
Corporate	43	—	—	43	86
Commercial real estate	306	—	—	306	509
Other	106	39	—	145	196
Collateralised loan obligations	3,578	1,108	—	4,686	5,745
	4,033	1,147	—	5,180	6,536
Personal sector:
Auto loans	569	339	—	908	1,730
Credit cards	1,795	338	—	2,133	3,720
Personal loans	663	263	—	926	999
	3,027	940	—	3,967	6,449
Federal family education loan programme
Student loans	5,078	2,699	—	7,777	9,244

Other asset-backed securities	572	463	—	1,035	1,183
Total uncovered asset-backed securities	24,265	9,350	—	33,615	41,630
Negative basis[1]	—	42	1,067	1,109	1,233
Total Wholesale asset-backed securities	24,265	9,392	1,067	34,724	42,863
Direct	15,860	5,369	1,067	22,296	27,599
Conduits (note 23)	8,405	4,023	—	12,428	15,264
Total Wholesale asset-backed securities	24,265	9,392	1,067	34,724	42,863

1	Negative basis means bonds held with separate matching credit default swap protection.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

The table below sets out Wholesale division’s net exposure to US residential mortgage-backed securities (RMBS) by vintage.

	Pre-2005 £m	2005 £m	2006 £m	2007 £m	Net exposure as at 31 December 2010 £m	Net exposure as at 31 December 2009 £m
Asset class
Prime	233	215	66	28	542	859
Alt-A	121	765	1,437	1,377	3,700	3,967
Sub-prime	—	—	—	—	—	—
Total net exposure to US RMBS	354	980	1,503	1,405	4,242	4,826

Exposures to monolines

During 2009 all exposure to sub-investment grade monolines on CDS contracts was written down to zero, leaving limited exposure to monoline insurers as set out below.

	Credit default swaps		Wrapped loans and receivables		Wrapped bonds
	Notional £m	Exposure[1] £m	Notional £m	Exposure[2] £m	Notional £m	Exposure[3] £m
Investment grade	1,060	40	330	214	—	—
Sub-investment grade	—	—	—	—	—	—
Total monoline insurers	1,060	40	330	214	—	—

1	The exposure to monolines arising from credit default swaps is calculated as the mark-to-market of the CDS protection purchased from the monoline after credit valuation adjustments.

2	The exposure to monolines on wrapped loans and receivables and bonds is the internal assessment of amounts that will be recovered from the monoline guarantor on interest and principal shortfalls.

3

In addition, the Group has £1,985 million (31 December 2009: £2,703 million) of monoline wrapped bonds and £425 million (31 December 2009: £791 million) of monoline liquidity commitments on which the Group currently places no reliance on the guarantor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

An analysis of the Wholesale division’s asset-backed securities portfolio by credit rating is provided below.

	Net Exposure £m	AAA £m	AA £m	A £m	BBB £m	BB £m	B £m	Below B £m
Asset class
Mortgage-backed securities
US residential mortgage-backed securities:
Prime	542	312	110	82	26	9	3	—
Alt-A	3,700	2,037	801	591	186	66	19	—
Sub-prime	—	—	—	—	—	—	—	—
	4,242	2,349	911	673	212	75	22	—
Non-US residential mortgage-backed securities	7,898	6,170	1,415	237	76	—	—	—
Commercial mortgage-backed securities	3,516	754	1,390	637	585	62	—	88
	15,656	9,273	3,716	1,547	873	137	22	88
Collateralised debt obligations
Corporate	43	5	27	—	—	—	—	11
Commercial real estate	306	18	—	—	105	128	27	28
Other	145	—	—	—	—	105	—	40
Collateralised loan obligations	4,686	760	2,189	1,210	140	234	98	55
	5,180	783	2,216	1,210	245	467	125	134
Personal sector
Auto loans	908	764	68	44	—	32	—	—
Credit cards	2,133	1,762	371	—	—	—	—	—
Personal loans	926	230	306	325	65	—	—	—
	3,967	2,756	745	369	65	32	—	—
Federal family education loan programme
Student loans	7,777	7,646	—	48	64	19	—	—

Other asset-backed securities	1,035	114	—	296	517	108	—	—
Negative basis[1]
Monolines	1,067	191	633	243	—	—	—	—
Banks	42	42	—	—	—	—	—	—
	1,109	233	633	243	—	—	—	—
Total as at 31 December 2010	34,724	20,805	7,310	3,713	1,764	763	147	222
Total as at 31 December 2009	42,863	31,086	6,375	2,915	1,276	725	92	394

1	The external credit rating is based on the bond ignoring the benefit of the CDS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

(4) LIQUIDITY RISK

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining contractual period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

Maturities of assets and liabilities

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
As at 31 December 2010
Assets
Cash and balances at central banks	37,737	70	308	—	—	38,115
Trading and other financial assets at fair value through profit or loss	7,579	9,541	8,948	6,192	123,931	156,191
Derivative financial instruments	2,889	1,691	3,860	17,492	24,845	50,777
Loans and advances to banks	22,520	2,754	2,550	1,529	919	30,272
Loans and advances to customers	58,392	10,549	28,193	114,102	381,361	592,597
Debt securities held as loans and receivables	57	250	374	2,941	22,113	25,735
Available-for-sale financial assets	2,745	5,503	3,535	12,761	18,411	42,955
Held-to-maturity investments	110	—	—	—	7,795	7,905
Other assets	4,920	585	1,140	604	40,642	47,891
Total assets	136,949	30,943	48,908	155,621	620,017	992,438
Liabilities
Deposits from banks	24,445	10,308	4,152	9,467	1,991	50,363
Customer deposits	311,899	14,557	30,790	33,802	2,585	393,633
Derivative financial instruments, trading and other financial liabilities at fair value through profit or loss	11,938	4,313	8,469	20,003	24,197	68,920
Debt securities in issue	24,151	39,243	46,629	67,190	51,653	228,866
Liabilities arising from insurance and investment contracts	15,425	1,550	5,337	20,174	90,249	132,735
Other liabilities	15,426	595	933	8,049	12,120	37,123
Subordinated liabilities	122	1,294	1,317	9,049	24,450	36,232
Total liabilities	403,406	71,860	97,627	167,734	207,245	947,872
As at 31 December 2009
Assets
Cash and balances at central banks	38,569	—	23	—	402	38,994
Trading and other financial assets at fair value through profit or loss	22,912	6,047	10,517	9,666	100,869	150,011
Derivative financial instruments	15,222	1,245	3,756	15,611	14,094	49,928
Loans and advances to banks	24,641	2,783	4,759	1,880	1,298	35,361
Loans and advances to customers	84,441	12,623	30,296	126,355	373,254	626,969
Debt securities held as loans and receivables	92	143	557	4,149	27,711	32,652
Available-for-sale financial assets	1,205	3,134	3,172	19,885	19,206	46,602
Other assets	6,247	448	564	385	39,094	46,738
Total assets	193,329	26,423	53,644	177,931	575,928	1,027,255
Liabilities
Deposits from banks	45,877	15,522	16,612	1,106	3,335	82,452
Customer deposits	326,931	26,637	18,234	30,627	4,312	406,741
Derivative financial instruments, trading and other financial liabilities at fair value through profit or loss	26,494	4,655	9,330	17,827	10,450	68,756
Debt securities in issue	37,981	36,321	33,475	75,912	49,813	233,502
Liabilities arising from insurance and investment contracts	57,797	1,480	2,975	12,151	49,206	123,609
Other liabilities	3,674	502	1,372	4,056	23,757	33,361
Subordinated liabilities	55	280	754	8,568	25,070	34,727
Total liabilities	498,809	85,397	82,752	150,247	165,943	983,148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

The above tables are provided on a contractual basis. The Group’s assets and liabilities may be repaid or otherwise mature earlier or later than implied by their contractual terms and readers are, therefore, advised to use caution when using this data to evaluate the Group’s liquidity position.

The table below analyses financial instrument liabilities of the Group, excluding those arising from insurance and participating investment contracts, on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
As at 31 December 2010
Deposits from banks	24,911	11,804	4,301	10,557	922	52,495
Customer deposits	306,469	15,031	32,626	38,529	3,019	395,674
Trading and other financial liabilities at fair value through profit or loss	11,293	2,218	5,125	5,544	3,632	27,812
Debt securities in issue	31,234	41,143	52,582	91,893	35,201	252,053
Liabilities arising from non-participating investment contracts	12,944	91	265	1,743	36,320	51,363
Subordinated liabilities	—	1,107	4,615	17,702	35,067	58,491
Total non-derivative financial liabilities	386,851	71,394	99,514	165,968	114,161	837,888
Derivative financial liabilities:
Gross settled derivatives – outflows	26,069	14,832	8,942	65,734	42,410	157,987
Gross settled derivatives – inflows	(10,442)	(14,978)	(9,270)	(66,232)	(41,815)	(142,737)
Gross settled derivatives – net flows	15,627	(146)	(328)	(498)	595	15,250
Net settled derivatives liabilities	2,492	2,066	5,797	11,576	3,331	25,262
Total derivative financial liabilities	18,119	1,920	5,469	11,078	3,926	40,512
As at 31 December 2009
Deposits from banks	46,260	15,250	19,232	1,229	892	82,863
Customer deposits	305,782	37,691	32,848	28,229	4,020	408,570
Trading and other financial liabilities at fair value through profit or loss	14,592	3,668	6,116	3,224	1,275	28,875
Debt securities in issue	40,505	38,431	34,909	117,856	25,863	257,564
Liabilities arising from non-participating investment contracts	46,040	4	58	185	186	46,473
Subordinated liabilities	75	1,004	1,745	15,702	35,737	54,263
Total non-derivative financial liabilities	453,254	96,048	94,908	166,425	67,973	878,608
Derivative financial liabilities:
Gross settled derivatives – outflows	10,707	4,844	8,309	35,793	38,505	98,158
Gross settled derivatives – inflows	(6,547)	(4,501)	(8,165)	(35,306)	(36,311)	(90,830)
Gross settled derivatives – net flows	4,160	343	144	487	2,194	7,328
Net settled derivatives liabilities	15,107	2,180	9,395	8,721	1,777	37,180
Total derivative financial liabilities	19,267	2,523	9,539	9,208	3,971	44,508

In addition, the Group has a maximum credit risk exposure of £22,975 million (2009: £18,021 million) in respect of financial guarantees.

The principal amount for undated subordinated liabilities with no redemption option is included within the over five years column; interest of approximately £448 million (2009: £555 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond five years.

Further information on the Group’s liquidity exposures is provided on pages 95 to 99.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 FINANCIAL RISK MANAGEMENT continued

Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
As at 31 December 2010	2,481	1,459	5,072	18,431	53,286	80,729
As at 31 December 2009	6,263	2,303	4,796	17,890	44,927	76,179

The following tables set out the amounts and residual maturities of Lloyds Banking Group’s off balance sheet contingent liabilities and commitments.

	Within 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
31 December 2010
Acceptances	48	—	—	—	48
Other contingent liabilities	1,897	1,248	269	717	4,131
Total contingent liabilities	1,945	1,248	269	717	4,179
Lending commitments	76,456	22,537	13,424	3,739	116,156
Other commitments	1,038	61	—	43	1,142
Total commitments	77,494	22,598	13,424	3,782	117,298
Total contingents and commitments	79,439	23,846	13,693	4,499	121,477

	Within 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
31 December 2009
Acceptances	59	—	—	—	59
Other contingent liabilities	2,670	1,356	1,144	879	6,049
Total contingent liabilities	2,729	1,356	1,144	879	6,108
Lending commitments	82,997	20,497	18,040	6,003	127,537
Other commitments	921	105	14	6	1,046
Total commitments	83,918	20,602	18,054	6,009	128,583
Total contingents and commitments	86,647	21,958	19,198	6,888	134,691

57 CONSOLIDATED CASH FLOW STATEMENT

(A) CHANGE IN OPERATING ASSETS

	2010 £m	2009 £m	2008 £m
Change in loans and receivables	40,101	50,935	(33,717)
Change in derivative financial instruments, trading and other financial assets at fair value through profit or loss	(7,378)	12,063	(8,990)
Change in other operating assets	(863)	(1,056)	(318)
Change in operating assets	31,860	61,942	(43,025)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

57 CONSOLIDATED CASH FLOW STATEMENT continued

(B) CHANGE IN OPERATING LIABILITIES

	2010 £m	2009 £m	2008 £m
Change in deposits from banks	(32,162)	(71,267)	25,279
Change in customer deposits	(13,249)	11,474	13,088
Change in debt securities in issue	(5,655)	(26,578)	22,401
Change in derivative financial instruments, trading and other liabilities at fair value through profit or loss	160	(27,037)	22,565
Change in investment contract liabilities	8,161	5,415	(3,061)
Change in other operating liabilities	(2,938)	2,066	661
Change in operating liabilities	(45,683)	(105,927)	80,933

(C) NON-CASH AND OTHER ITEMS

	2010 £m	2009 £m	2008 £m
Depreciation and amortisation	2,432	2,560	686
Impairment of tangible fixed assets	202	—	—
Revaluation of investment properties	(434)	214	1,058
Allowance for loan losses	10,771	16,028	2,876
Write-off of allowance for loan losses	(6,909)	(4,090)	(1,498)
Impairment of available-for-sale financial assets	106	602	130
Impairment of goodwill	—	240	100
Change in insurance contract liabilities	4,021	5,986	(4,555)
Payment protection insurance provision	3,200	—	—
Customer goodwill payments provision	500	—	—
Other provision movements	49	95	7
Net (credit) charge in respect of defined benefit schemes	(455)	529	164
Contributions to defined benefit schemes	(653)	(1,867)	(547)
Gain on acquisition	—	(11,173)	—
Other non-cash items	(2,933)	(2,806)	(3,324)
Total non-cash items	9,897	6,318	(4,903)
Interest expense on subordinated liabilities	3,619	2,550	896
Other	857	39	(10)
Total other items	4,476	2,589	886
Non-cash and other items	14,373	8,907	(4,017)

(D) ANALYSIS OF CASH AND CASH EQUIVALENTS AS SHOWN IN THE BALANCE SHEET

	2010 £m	2009 £m	2008 £m
Cash and balances at central banks	38,115	38,994	5,008
Less: mandatory reserve deposits[1]	(1,089)	(728)	(545)
	37,026	38,266	4,463
Loans and advances to banks	30,272	35,361	40,758
Less: amounts with a maturity of three months or more	(4,998)	(7,937)	(12,461)
	25,274	27,424	28,297
Total cash and cash equivalents	62,300	65,690	32,760

1	Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents at 31 December 2010 is £14,694 million (2009: £13,323 million; 2008: £8,255 million) held within the Group’s life funds, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

57 CONSOLIDATED CASH FLOW STATEMENT continued

(E) ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	2010 £m	2009 £m	2008 £m
Share capital (including share premium account and merger reserve):
At 1 January	33,065	3,952	3,073
Issued on acquisition of HBOS	—	7,651	—
Transfer to capital redemption reserve	(4,089)	(26)	—
Issued on redemption of preference shares and other subordinated securities in 2010	2,237	—	—
Cash proceeds from issue of share capital:
Private placement	—	—	760
Placing and open offer	—	4,430	—
Placing and compensatory open offer	—	3,905	—
Rights issue	—	13,112	—
Other	—	41	119
	—	21,488	879
At 31 December	31,213	33,065	3,952

	2010 £m	2009 £m	2008 £m
Non-controlling interests:
At 1 January	829	306	284
Exchange and other adjustments	(5)	(19)	28
Adjustment on acquisition of HBOS	—	5,567	—
Repayment of capital to and extinguishment of non-controlling interests	—	(5,035)	(3)
Change in non-controlling interests	2	—	—
Minority share of profit after tax	62	126	26
Dividends paid to non-controlling interests	(47)	(116)	(29)
At 31 December	841	829	306

	2010 £m	2009 £m	2008 £m
Subordinated liabilities:
At 1 January	34,727	17,256	11,958
Exchange and other adjustments	(1,048)	133	2,658
Adjustment on acquisition of HBOS	—	20,048	—
Issue of subordinated liabilities	3,237	4,187	3,021
Repayment of subordinated liabilities	(684)	(6,897)	(381)
At 31 December	36,232	34,727	17,256

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

57 CONSOLIDATED CASH FLOW STATEMENT continued

(F) ACQUISITION OF GROUP UNDERTAKINGS AND BUSINESSES

	2010 £m	2009 £m	2008 £m
Net assets acquired:
Cash and balances at central banks	—	2,123	—
Derivatives, trading and other financial assets at fair value through profit or loss	—	137,889	—
Loans and receivables:
Loans and advances to customers	—	436,839	—
Loans and advances to banks	—	15,794	—
Debt securities	—	38,408	—
	—	491,041	—
Available-for-sale financial assets	—	27,151	—
Investment properties	—	3,002	—
Value of in-force business	—	3,713	—
Intangible assets	—	4,754	—
Tangible fixed assets	—	5,707	—
Other assets	—	11,398	—
Deposits from banks	—	(87,840)	—
Customer deposits	—	(224,694)	—
Derivatives, trading and other financial liabilities at fair value through profit or loss	—	(62,158)	—
Debt securities in issue	—	(185,319)	—
Insurance liabilities	—	(36,687)	—
Liabilities arising from non-participating investment contracts	—	(28,181)	—
Other liabilities	—	(17,316)	—
Retirement benefit obligations	—	(358)	—
Subordinated liabilities	—	(20,048)	—
Preference shares	—	(3,917)	—
Non-controlling interests	—	(1,300)	—
Total net assets acquired	—	18,960	—
Satisfied by:
Issue of shares	—	(7,651)	—
Gain on acquisition	—	(11,173)	—
Cash and cash equivalents acquired, net of acquisition costs	—	16,341	—
	—	(2,483)	—
Net cash inflow arising from acquisition of HBOS	—	16,477	—
Acquisition of and additional investment in joint ventures	(65)	(215)	—
Net cash (outflow) inflow arising from acquisitions in the year	(65)	16,262	—
Payments to former members of Scottish Widows Fund and Life Assurance Society acquired during 2000	(8)	(35)	(19)
Net cash (outflow) inflow	(73)	16,227	(19)

(G) DISPOSAL AND CLOSURE OF GROUP UNDERTAKINGS AND BUSINESSES

	2010 £m	2009 £m	2008 £m
Intangible assets	—	170	—
Other net assets and liabilities	428	241	—
Net cash inflow from disposals	428	411	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

58 FUTURE ACCOUNTING DEVELOPMENTS

The following pronouncements will be relevant to the Group but were not effective at 31 December 2010 and have not been applied in preparing these financial statements. The full impact of these accounting changes is being assessed by the Group.

Pronouncement	Nature of change	IASB effective date
Amendment to IAS 32 Financial Instruments: Presentation – ‘Classification of Rights Issues’	Requires rights issues denominated in a currency other than the functional currency of the issuer to be classified as equity regardless of the currency in which the exercise price is denominated.	Annual periods beginning on or after 1 February 2010.

Improvements to IFRSs (issued May 2010)	Sets out minor amendments to IFRS standards as part of the annual improvements process.	Dealt with on a standard by standard basis but not earlier than annual periods beginning on or after 1 July 2010.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

Clarifies that when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor, a gain or loss is recognised in the income statement representing the difference between the carrying value of the financial liability and the fair value of the equity instruments issued; the fair value of the financial liability is used to measure the gain or loss where the fair value of the equity instruments cannot be reliably measured. This interpretation is consistent with the Group’s existing accounting policy.

Annual periods beginning on or after 1 July 2010.

Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement

Applies when an entity is subject to minimum funding requirements in respect of its defined benefit plans and makes an early payment of contributions to cover those requirements and permits such an entity to treat the benefit of such an early payment as an asset.

Annual periods beginning on or after 1 January 2011.

Amendments to IAS 24 Related Party Disclosures	Simplifies the definition of a related party and provides a partial exemption from the disclosure requirements for related party transactions with government related entities.	Annual periods beginning on or after 1 January 2011.
Amendments to IFRS 7 Financial Instruments Disclosures – ‘Disclosures-Transfers of Financial Assets’	Requires additional disclosures in respect of risk exposures arising from transferred financial assets.	Annual periods beginning on or after 1 July 2011.

Amendments to IAS 12 Income Taxes – ‘Deferred Tax: Recovery of Underlying Assets’

Introduces a rebuttable presumption that investment property measured at fair value is recovered entirely through sale and that deferred tax in respect of such investment property is recognised on that basis.

Annual periods beginning on or after 1 January 2012.

IFRS 9 Financial Instruments[1]

Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement relating to the classification, measurement and derecognition of financial assets and liabilities. Requires financial assets to be classified into two measurement categories, fair value and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instrument. The available-for-sale financial asset and held-to-maturity investment categories in the existing IAS 39 will be eliminated. The requirements for financial liabilities and derecognition are broadly unchanged from IAS 39.

Annual periods beginning on or after 1 January 2013.

[1]

IFRS 9 is the initial stage of the project to replace IAS 39. Future stages are expected to result in amendments to IFRS 9 to deal with changes to the impairment of financial assets measured at amortised cost and hedge accounting. Until all stages of the replacement project are complete, it is not possible to determine the overall impact on the financial statements of the replacement of IAS 39. The effective date of the standard is annual periods beginning on or after 1 January 2013.

59 POST BALANCE SHEET EVENTS

VARIABLE RATE MORTGAGE CONTRACTS

Lloyds Banking Group has been in discussions with the FSA regarding the application of an interest variation clause in certain Bank of Scotland plc variable rate mortgage contracts where the wording in the offer documents received by certain customers had the potential to cause confusion. The relevant mortgages were written between 2004 and 2007 by Bank of Scotland plc under the ‘Halifax’ brand. In February 2011, the Group reached agreement with the FSA in relation to initiating a customer review and contact programme and making goodwill payments to affected customers. In order to make these goodwill payments, Bank of Scotland plc has applied for a Voluntary Variation of Permission to carry out the customer review and contact programme to bring it within section 404F(7) of FSMA 2000. The Group has made a provision of £500 million in relation to this programme.

CORPORATION TAX RATE CHANGE

On 23 March 2011, the UK Government announced that the corporation tax rate applicable from 1 April 2011 would be 26 per cent. Further information, including an estimate of the impact of this change, is provided in note 44.

PAYMENT PROTECTION INSURANCE

On 8 October 2010, the British Bankers’ Association (BBA), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008.

The Judicial Review was heard in January 2011 and on 20 April 2011 judgment was handed down by the High Court dismissing the BBA’s application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

59 POST BALANCE SHEET EVENTS continued

Since publication of the judgment, the Group has been in discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement. As a result, and given the initial analysis that the Group has conducted of compliance with applicable sales standards, which is continuing, the Group has concluded that there are certain circumstances where customer contact and/or redress will be appropriate. Accordingly the Group has made a provision in its financial statements for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such customer contact and/or redress, including administration expenses. Further information is provided in note 45.

60 PARENT COMPANY DISCLOSURES

A COMPANY INCOME STATEMENT

	2010 £ million	2009 £ million	2008 £ million [1]

Net interest expense	(91)	(367)	(85)
Other income	(832)	599	2,386

Total income	(923)	232	2,301
Operating expenses	(38)	(50)	(79)

(Loss) profit on ordinary activities before tax	(961)	182	2,222
Taxation credit (charge)	162	121	(13)

(Loss) profit for the year	(799)	303	2,209

[1]	Restated in 2009 for IFRS 2 (Revised)

B COMPANY BALANCE SHEET

	2010 £ million	2009 £ million
Assets
Non-current assets:
Investment in subsidiaries	38,194	32,584
Loans to subsidiaries	8,332	7,466
Deferred tax assets	6	3
	46,532	40,053
Current assets:
Derivative financial instruments	1,664	2,260
Other assets	1,040	304
Amounts due from subsidiaries	217	1,446
Cash and cash equivalents	375	2,837
Current tax recoverable	109	72
	3,405	6,919
Total assets	49,937	46,972
Equity and liabilities
Capital and reserves:
Share capital	6,815	10,472
Share premium account	16,291	14,472
Merger reserve	7,764	7,778
Capital redemption reserve	4,115	26
Retained profits	2,276	2,547
Total equity	37,261	35,295
Non-current liabilities:
Subordinated liabilities	4,074	4,205
Current liabilities:
Debt securities in issue	549	326
Other liabilities	8,053	7,146
	8,602	7,472
Total liabilities	12,676	11,677
Total equity and liabilities	49,937	46,972

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

60 PARENT COMPANY DISCLOSURES continued

C COMPANY STATEMENT OF CHANGES IN EQUITY

	Share capital and premium £ million	Merger reserve £ million	Capital redemption reserve £ million	Retained[1] profits £ million	Total £ million

Balance at 1 January 2008	2,730	—	—	1,935	4,665
Total comprehensive income[2]	—	—	—	2,209	2,209
Dividends	—	—	—	(2,042)	(2,042)
Purchase/sale of treasury shares	—	—	—	(14)	(14)
Shares issued via private placement	760	—	—	—	760
Employee share option schemes:
Value of employee services	—	—	—	59	59
Proceeds from shares issued	119	—	—	—	119

Balance at 31 December 2008	3,609	—	—	2,147	5,756
Total comprehensive income[2]	—	—	—	303	303
Issue of ordinary shares:
Placing and open offer	649	3,781	—	—	4,430
Issued on acquisition of HBOS	1,944	5,707	—		7,651
Placing and compensatory open offer	3,905	—	—	—	3,905
Rights issue	13,112	—	—	—	13,112
Issued to Lloyds TSB Foundations	41	—	—	—	41
Transfer to merger reserve	(1,000)	1,000	—	—	—
Redemption of preference shares	2,684	(2,710)	26	—	—
Purchase/sale of treasury shares	—	—	—	23	23
Employee share option schemes:
Value of employee services	—	—	—	74	74

Balance at 31 December 2009	24,944	7,778	26	2,547	35,295
Total comprehensive income[2]	—	—	—	(799)	(799)
Issue of ordinary shares	2,237	—	—	—	2,237
Cancellation of deferred shares	(4,086)	—	4,086	—	—
Redemption of preference shares	11	(14)	3	—	—
Purchase/sale of treasury shares	—	—	—	399	399
Employee share option schemes:
Value of employee services	—	—	—	129	129

Balance at 31 December 2010	23,106	7,764	4,115	2,276	37,261

[1]	Restated in 2009 for IFRS 2 (Revised)

[2]	Total comprehensive income comprises only the profit (loss) for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

60 PARENT COMPANY DISCLOSURES continued

D COMPANY CASH FLOW STATEMENT

	2010 £ million	2009 £ million	2008 £ million [1]

(Loss) profit before tax	(961)	182	2,222
Dividend income	—	(354)	(2,294)
Fair value and exchange adjustments	198	(428)	(68)
Change in other assets	1,021	(1,277)	(166)
Change in other liabilities and other items	(2,466)	7,020	89
Tax received (paid)	122	(70)	77

Net cash provided by (used in) operating activities	(2,086)	5,073	(140)

Cash flows from investing activities
Costs incurred in respect of the acquisition of HBOS plc	—	(138)	—
Additional capital injection into HBOS plc	—	(8,500)	—
Additional capital injection into Lloyds TSB Bank plc	—	(5,600)	—
Amounts advanced to subsidiaries	(1,425)	(7,593)	—
Redemption of loans to subsidiaries	850	1,552	—

Net cash used in investing activities	(575)	(20,279)	—

Cash flows from financing activities
Dividends received from subsidiaries	—	354	2,294
Dividends paid to equity shareholders	—	—	(2,042)
Proceeds from issue of debt securities	549	—	1,896
Repayment of debt securities in issue	(350)	(2,045)	(1,744)
Proceeds from issue of subordinated liabilities	—	1,000	—
Proceeds from issue of ordinary shares	—	21,533	879
Repayment of subordinated liabilities	—	(4,000)	—

Net cash provided by financing activities	199	16,842	1,283

Change in cash and cash equivalents	(2,462)	1,636	1,143
Cash and cash equivalents at beginning of year	2,837	1,201	58

Cash and cash equivalents at end of year	375	2,837	1,201

[1]	Restated in 2009 for IFRS 2 (Revised)

E INTERESTS IN SUBSIDIARIES

The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

	Country of registration/ Incorporation	Percentage of equity share capital and voting rights held	Nature of business

Lloyds TSB Bank plc	England	100%	Banking and financial services
Scottish Widows plc	Scotland	100%†	Life assurance
HBOS plc	Scotland	100%†	Holding company
Bank of Scotland plc	Scotland	100%†	Banking and financial services
HBOS Insurance & Investment Group Limited	England	100%†	Holding company
St. Andrew’s Insurance plc	England	100%†	General insurance
Clerical Medical Investment Group Limited	England	100%†	Life assurance
Clerical Medical Managed Funds Limited	England	100%†	Life assurance

†	Indirect interest.

The principal area of operation for each of the above subsidiaries is the United Kingdom.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

61 CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Lloyds TSB Bank plc (LTSB Bank) is a wholly owned subsidiary of the Company and intends to offer and sell certain securities in the US from time to time utilising a registration statement on Form F-3 filed with the SEC by the Company. This will be accompanied by a full and unconditional guarantee by the Company.

LTSB Bank intends to utilise an exception provided in Rule 3-10 of Regulation S-X, which allows it to not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

–	The Company on a stand-alone basis as guarantor;

–	LTSB Bank on a stand-alone basis as issuer;

–	Non-guarantor subsidiaries of the Company and LTSB Bank on a combined basis (Subsidiaries);

–	Consolidation adjustments; and

–	Lloyds Banking Group’s consolidated amounts (the Group).

Under IAS 27, the Company and LTSB Bank account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the results of the Company and LTSB Bank in the information below by £(1,857) million and £(1,028) million, respectively, for the year ended 31 December 2010; £2,524 million and £(888) million for the year ended 31 December 2009; and £(1,437) million and £1,236 million for the year ended 31 December 2008. The net assets of the Company and LTSB Bank in the information below would also be increased by £6,464 million and £7,495 million, respectively, at 31 December 2010; and £7,983 million and £2,597 million, respectively, at 31 December 2009.

INCOME STATEMENTS

For the year ended 31 December 2010	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net interest income	(91)	3,836	9,539	(738)	12,546
Other income	(832)	3,675	27,934	144	30,921

Total income	(923)	7,511	37,473	(594)	43,467
Insurance claims	—	—	(18,537)	26	(18,511)

Total income, net of insurance claims	(923)	7,511	18,936	(568)	24,956
Operating expenses	(38)	(7,242)	(9,307)	117	(16,470)

Trading (deficit) surplus	(961)	269	9,629	(451)	8,486
Impairment	—	(2,455)	(11,263)	2,766	(10,952)
Share of results of joint ventures and associates	—	—	(92)	4	(88)
Loss on disposal of businesses	—	—	8	(373)	(365)

Profit (loss) before tax	(961)	(2,186)	(1,718)	1,946	(2,919)
Taxation	162	723	9	(569)	325

Profit (loss) for the year	(799)	(1,463)	(1,709)	1,377	(2,594)

For the year ended 31 December 2009	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net interest income	(367)	4,102	6,502	(1,211)	9,026
Other income	599	6,903	34,478	(5,709)	36,271

Total income	232	11,005	40,980	(6,920)	45,297
Insurance claims	—	—	(22,300)	281	(22,019)

Total income, net of insurance claims	232	11,005	18,680	(6,639)	23,278
Operating expenses	(50)	(10,882)	(8,686)	3,634	(15,984)

Trading surplus (deficit)	182	123	9,994	(3,005)	7,294
Impairment	—	(3,693)	(20,407)	7,427	(16,673)
Share of results of joint ventures and associates	—	—	(722)	(30)	(752)
Profit on sale of businesses	—	—	(93)	93	—
Gain on acquisition	—	—	—	11,173	11,173

Profit (loss) before tax	182	(3,570)	(11,228)	15,658	1,042
Taxation	121	1,661	2,107	(1,978)	1,911

Profit (loss) for the year	303	(1,909)	(9,121)	13,680	2,953

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

61 CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2008	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group[1] £m

Net interest income	(85)	5,404	2,471	(72)	7,718
Other income	2,386	844	(1,795)	(2,144)	(709)

Total income	2,301	6,248	676	(2,216)	7,009
Insurance claims	—	—	2,859	—	2,859

Total income, net of insurance claims	2,301	6,248	3,535	(2,216)	9,868
Operating expenses	(79)	(4,453)	(2,102)	534	(6,100)

Trading surplus (deficit)	2,222	1,795	1,433	(1,682)	3,768
Impairment	—	(2,652)	(380)	20	(3,012)
Share of results of joint ventures and associates	—	—	4	—	4

Profit (loss) before tax	2,222	(857)	1,057	(1,662)	760
Taxation	(13)	439	(386)	(2)	38

Profit (loss) for the year	2,209	(418)	671	(1,664)	798

[1]	Restated in 2009 for IFRS 2 (Revised).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

61 CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

At 31 December 2010	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Assets
Cash and balances at central banks	—	35,585	2,530	—	38,115
Items in course of collection from banks	—	997	371	—	1,368
Trading and other financial assets at fair value through profit or loss	—	4,587	151,710	(106)	156,191
Derivative financial instruments	1,664	21,322	31,739	(3,948)	50,777
Loans and receivables:
Loans and advances to banks	—	152,596	159,888	(282,212)	30,272
Loans and advances to customers	5,821	251,173	415,914	(80,311)	592,597
Debt securities	—	1,479	48,676	(24,420)	25,735
Available-for-sale financial assets	3,103	24,951	23,050	(8,149)	42,955
Held-to-maturity investments	—	7,905	—	—	7,905
Investment properties	—	—	5,997	—	5,997
Investments in joint ventures and associates	—	6	429	(6)	429
Goodwill	—	—	2,864	(848)	2,016
Value of in-force business	—	—	6,020	1,347	7,367
Other intangible assets	—	118	224	3,154	3,496
Tangible fixed assets	—	1,531	7,519	(860)	8,190
Current tax recoverable	109	828	394	(710)	621
Deferred tax assets	6	3,233	4,586	(2,797)	5,028
Retirement benefit assets	—	530	152	54	736
Investment in subsidiary undertakings	38,194	40,155	—	(78,349)	—
Other assets	1,040	1,243	11,582	(1,222)	12,643

Total assets	49,937	548,239	873,645	(479,383)	992,438

Equity and liabilities
Liabilities
Deposits from banks	—	118,337	220,725	(288,699)	50,363
Customer deposits	7,988	223,812	232,106	(70,273)	393,633
Items in course of transmission to banks	—	506	296	—	802
Trading and other financial liabilities at fair value through profit or loss	—	11,268	15,494	—	26,762
Derivative financial instruments	—	20,260	26,154	(4,256)	42,158
Notes in circulation	—	—	1,074	—	1,074
Debt securities in issue	549	115,122	137,591	(24,396)	228,866
Liabilities arising from insurance contracts and participating
investment contracts	—	—	80,750	(21)	80,729
Liabilities arising from non-participating investment contracts	—	—	51,363	—	51,363
Unallocated surplus within insurance businesses	—	—	643	—	643
Other liabilities	65	3,800	26,976	(1,145)	29,696
Retirement benefit obligations	—	292	207	(76)	423
Current tax liabilities	—	19	867	(737)	149
Deferred tax liabilities	—	—	940	(693)	247
Other provisions	—	2,189	2,445	98	4,732
Subordinated liabilities	4,074	15,574	30,870	(14,286)	36,232

Total liabilities	12,676	511,179	828,501	(404,484)	947,872

Equity
Shareholders’ equity	37,261	37,060	44,303	(74,899)	43,725
Minority interests	—	—	841	—	841

Total equity	37,261	37,060	45,144	(74,899)	44,566

Total equity and liabilities	49,937	548,239	873,645	(479,383)	992,438

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

61 CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

BALANCE SHEETS

At 31 December 2009	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Assets
Cash and balances at central banks	—	35,964	3,030	—	38,994
Items in course of collection from banks	—	1,004	575	—	1,579
Trading and other financial assets at fair value through profit or loss	—	2,633	148,179	(801)	150,011
Derivative financial instruments	2,260	17,937	32,494	(2,763)	49,928
Loans and receivables:
Loans and advances to banks	2,837	176,556	134,415	(278,447)	35,361
Loans and advances to customers	6,078	253,111	493,646	(125,866)	626,969
Debt securities	—	2,830	38,102	(8,280)	32,652
Available-for-sale financial assets	2,834	13,514	58,524	(28,270)	46,602
Investment properties	—	—	4,757	—	4,757
Investments in joint ventures and associates	—	61	388	30	479
Goodwill	—	—	2,866	(850)	2,016
Value of in–force business	—	—	5,389	1,296	6,685
Other intangible assets	—	111	193	3,783	4,087
Tangible fixed assets	—	1,374	7,819	31	9,224
Current tax recoverable	72	886	—	(278)	680
Deferred tax assets	3	2,672	4,218	(1,887)	5,006
Investment in subsidiary undertakings	32,584	15,960	—	(48,544)	—
Other assets	304	816	12,149	(1,044)	12,225

Total assets	46,972	525,429	946,744	(491,890)	1,027,255

Equity and liabilities
Liabilities
Deposits from banks	—	160,428	197,799	(275,775)	82,452
Customer deposits	6,999	201,053	318,825	(120,136)	406,741
Items in course of transmission to banks	—	492	545	—	1,037
Trading and other financial liabilities at fair value through profit or loss	—	6,362	24,354	(2,445)	28,271
Derivative financial instruments	—	16,829	26,495	(2,839)	40,485
Notes in circulation	—	—	981	—	981
Debt securities in issue	326	109,870	154,019	(30,713)	233,502
Liabilities arising from insurance contracts and participating
investment contracts	—	—	76,194	(15)	76,179
Liabilities arising from non-participating investment contracts	—	—	46,348	—	46,348
Unallocated surplus within insurance businesses	—	—	1,082	—	1,082
Other liabilities	147	3,437	27,276	(1,540)	29,320
Retirement benefit obligations	—	131	835	(186)	780
Current tax liabilities	—	15	314	(278)	51
Deferred tax liabilities	—	—	209	—	209
Other provisions	—	533	450	—	983
Subordinated liabilities	4,205	15,456	26,685	(11,619)	34,727

Total liabilities	11,677	514,606	902,411	(445,546)	983,148

Equity
Shareholders’ equity	35,295	10,823	42,769	(45,609)	43,278
Non-controlling interests	—	—	1,564	(735)	829

Total equity	35,295	10,823	44,333	(46,344)	44,107

Total equity and liabilities	46,972	525,429	946,744	(491,890)	1,027,255

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

61 CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2010	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net cash (used in) provided by operating activities	(2,086)	14,730	(12,465)	(2,216)	(2,037)

Cash flows from investing activities
Purchase of available-for-sale financial assets	—	(28,411)	(18,826)	4,575	(42,662)
Proceeds from sale and maturity of available-for-sale
financial assets	—	14,831	31,953	(785)	45,999
Purchase of held-to-maturity investments	—	(4,228)	—	—	(4,228)
Purchase of fixed assets	—	(575)	(2,641)	—	(3,216)
Proceeds from sale of fixed assets	—	7	1,347	—	1,354
Additional capital injections to subsidiaries	—	(219)	—	219	—
Capital repayments by subsidiaries	850	—	—	(850)	—
Acquisition of businesses, net of cash acquired	—	—	(91)	18	(73)
Disposal of businesses, net of cash disposed	—	18	428	(18)	428
Capital lending to subsidiaries	(1,425)	—	—	1,425	—

Net cash flows from investing activities	(575)	(18,577)	12,170	4,584	(2,398)

Cash flows from financing activities
Dividends paid to non-controlling interests	—	—	(47)	—	(47)
Proceeds from issue of debt securities	549	—	—	(549)	—
Repayment of debt securities in issue	(350)	—	—	350	—
Interest paid on subordinated liabilities	—	(872)	(1,363)	293	(1,942)
Proceeds from issue of subordinated liabilities	—	3,237	—	—	3,237
Repayment of subordinated liabilities	—	(353)	(331)	—	(684)
Change in stake of non-controlling interests	—	—	2	—	2

Net cash used in financing activities	199	2,012	(1,739)	94	566

Effects of exchange rate changes on cash and cash equivalents	—	17	462	—	479

Change in cash and cash equivalents	(2,462)	(1,818)	(1,572)	2,462	(3,390)
Cash and cash equivalents at beginning of year	2,837	42,207	23,483	(2,837)	65,690

Cash and cash equivalents at end of year	375	40,389	21,911	(375)	62,300

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

61 CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2009	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net cash provided by operating activities	5,073	(11,253)	(19,543)	(8,012)	(33,735)

Cash flows from investing activities
Costs incurred in respect of the acquisition of HBOS plc	(138)	—	—	138	—
Additional capital injection into HBOS plc	(8,500)	—	—	8,500	—
Additional capital injection into Lloyds TSB Bank plc	(5,600)	—	—	5,600	—
Amounts advanced to subsidiaries	(7,593)	—	—	7,593	—
Redemption of loans to subsidiaries	1,552	—	—	(1,552)	—
Purchase of available-for-sale financial assets	—	(420,748)	(35,068)	—	(455,816)
Proceeds from sale and maturity of available-for-sale financial
assets	—	446,249	44,312	—	490,561
Purchase of fixed assets	—	(435)	(2,254)	—	(2,689)
Proceeds from sale of fixed assets	—	19	2,110	—	2,129
Additional capital injections to subsidiaries	—	(1)	—	1	—
Acquisition of businesses, net of cash acquired	—	—	16,365	(138)	16,227
Disposal of businesses, net of cash disposed	—	33	411	(33)	411

Net cash flows from investing activites	(20,279)	25,117	25,876	20,109	50,823

Cash flows from financing activities
Dividends received from subsidiaries	354	—	—	(354)	—
Dividends paid to minority interests	—	—	(116)	—	(116)
Repayment of debt securities in issue	(2,045)	—	—	2,045	—
Interest paid on subordinated liabilities	—	(939)	(1,683)	—	(2,622)
Proceeds from issue of subordinated liabilities	1,000	3,187	2,490	(2,490)	4,187
Proceeds from issue of ordinary shares	21,533	5,600	8,500	(14,100)	21,533
Repayment of subordinated liabilities	(4,000)	(1,842)	(2,221)	1,166	(6,897)
Repayment of capital to minority shareholders	—	—	(33)	—	(33)

Net cash used in financing activities	16,842	6,006	6,937	(13,733)	16,052

Effects of exchange rate changes on cash and cash equivalents	—	(87)	(123)	—	(210)

Change in cash and cash equivalents	1,636	19,783	13,147	(1,636)	32,930
Cash and cash equivalents at beginning of year	1,201	22,424	10,336	(1,201)	32,760

Cash and cash equivalents at end of year	2,837	42,207	23,483	(2,837)	65,690

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

61 CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2008	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net cash provided by operating activities	(140)	51,092	2,455	(19,566)	33,841

Cash flows from investing activities
Purchase of available-for-sale financial assets	—	(153,091)	(10,164)	18,575	(144,680)
Proceeds from sale and maturity of available-for-sale financial
assets	—	99,811	10,659	—	110,470
Purchase of fixed assets	—	(610)	(826)	—	(1,436)
Proceeds from sale of fixed assets	—	30	549	—	579
Additional capital injections to subsidiaries	—	(50)	—	50	—
Capital repayments by subsidiaries	—	805	—	(805)	—
Acquisition of businesses, net of cash acquired	—	(817)	(19)	817	(19)
Disposal of businesses, net of cash disposed	—	187	—	(187)	—

Net cash flows from investing activites	—	(53,735)	199	18,450	(35,086)

Cash flows from financing activities
Dividends received from subsidiaries	2,294	—	—	(2,294)	—
Dividends paid to equity shareholders	(2,042)	(2,294)	—	2,294	(2,042)
Dividends paid to minority interests	—	—	(29)	—	(29)
Proceeds from issue of debt securities	1,896	—	—	(1,896)	—
Repayment of debt securities in issue	(1,744)	—	—	1,744	—
Interest paid on subordinated liabilities	—	(745)	(26)	—	(771)
Proceeds from issue of subordinated liabilities	—	3,021	—	—	3,021
Proceeds from issue of ordinary shares via private placement	760	—	—	—	760
Proceeds from issue of other ordinary shares	119	—	867	(867)	119
Repayment of capital to parent	—	—	(992)	992	—
Repayment of subordinated liabilities	—	(381)	—	—	(381)
Repayment of capital to minority shareholders	—	—	(3)	—	(3)

Net cash used in financing activities	1,283	(399)	(183)	(27)	674

Effects of exchange rate changes on cash and cash equivalents	—	1,439	1	—	1,440

Change in cash and cash equivalents	1,143	(1,603)	2,472	(1,143)	869
Cash and cash equivalents at beginning of year	58	24,027	7,864	(58)	31,891

Cash and cash equivalents at end of year	1,201	22,424	10,336	(1,201)	32,760

GLOSSARY

Term used	US equivalent or brief description.

Accounts	Financial statements.

Allotted	Issued.

Associates	Long–term equity investments accounted for by the equity method.

Attributable profit	Net income.

ATM	Automatic Teller Machine.

Balance sheet	Statement of financial position.

Broking	Brokerage.

Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.

Called-up share capital	Ordinary shares, issued and fully paid.

Contract hire	Leasing.

Creditors	Payables.

Debtors	Receivables.

Deferred tax	Deferred income tax.

Demutualisation	Process by which a mutual institution is converted into a public limited company.

Depreciation	Amortisation.

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

Nominal value	Par value.

Open Ended Investment Company (OEIC)	Mutual fund.

Ordinary shares	Common stock.

Overdraft	A line of credit, contractually repayable on demand unless a fixed–term has been agreed, established through a customer’s current account.

Preference shares	Preferred stock.

GLOSSARY

Term used	US equivalent or brief description.

Premises	Real estate.

Profit attributable to equity shareholders	Net income.

Provisions	Reserves.

Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.

Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.

Retained profits	Retained earnings.

Share capital	Capital stock.

Shareholders’ equity	Stockholders’ equity.

Share premium account	Additional paid-in capital.

Shares in issue	Shares outstanding.

Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.

Tangible fixed assets	Property and equipment.

Undistributable reserves	Restricted surplus.

Write-offs	Charge-offs.

FORM 20-F CROSS-REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page

Part I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable.
	B.	Advisers	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected financial data	“Selected consolidated financial data”	3
			“Exchange rates”	4
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	158
Item 4.	Information on the Company
	A.	History and development of the company	“Business – History and development of Lloyds Banking Group”	4
			“Business – Recent developments”	9
	B.	Business overview	“Business overview”	2
			“Regulation”	143
	C.	Organisational structure	“Lloyds Banking Group structure”	168
	D.	Property, plant and equipment	“Business – Properties”	7
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Regulation”	143
			“Operating and financial review and prospects”	11
	B.	Liquidity and capital resources	“Notes to the consolidated financial statements –
			note 56”	F-106
			“Operating and financial review and prospects –
			Financial soundness”	95
			“Dividends”	148
			“Operating and financial review and prospects –
			Risk elements in the loan portfolio – Cross border
			outstandings”	88
			“Operating and financial review and prospects –
			Financial soundness – Investment portfolio, maturities,
			deposits, short-term borrowings”	111
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects –
			Overview and trend information”	12
	E.	Off-balance sheet arrangements	“Operating and financial review and prospects –
			Liquidity and funding risk – Off balance sheet arrangements”	100
	F.	Tabular disclosure of contractual obligations	“Operating and financial review and prospects –
			Liquidity and funding risk – Contractual cash obligations”	100
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and employees – Directors and
			senior management”	116
	B.	Compensation	“Compensation”	119
	C.	Board practices	“Management and employees”	116
			“Compensation – Service agreements”	126
			“Corporate governance – The board and its committees”	135
	D.	Employees	“Management and employees – Employees”	118
	E.	Share ownership	“Compensation – Directors’ interests”	129
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions –
			Major shareholders”	140
	B.	Related party transactions	“Major shareholders and related party transactions –
			Related party transactions”	140
			“Major shareholders and related party transactions –
			Information about the Lloyds Banking Group’s relationship
			with the UK Government”	140
			“Notes to the consolidated financial statements –
			note 53”	F-90
	C.	Interests of experts and counsel	Not applicable.

FORM 20-F CROSS-REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page

Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated financial statements”	F-1
			“Operating and financial review and prospects”	11
			“Business – Legal actions”	7
			“Dividends”	148
	B.	Significant changes	“Business – Recent developments”	9
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing information”	145
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing information”	145
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Memorandum and articles of association of
			Lloyds Banking Group plc”	149
	C.	Material contracts	“Business – Material contracts”.	5
	D.	Exchange controls	“Exchange controls”	153
	E.	Taxation	“Taxation”	154
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where you can find more information”	157
	I.	Subsidiary information	“Lloyds Banking Group structure”	168
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		“Operating and financial review and prospects –
			Risk management – Market risk”	89
			“Notes to the consolidated financial statements –
			note 56 – Financial risk management”	F-106
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	“Listing information – ADR fees”	147
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and
	Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Corporate governance”	135
Item 16.	[Reserved by the Securities and Exchange Commission]
	A.	Audit committee financial expert	“Corporate governance – The board and its committees –
			Audit committee”	136
	B.	Code of ethics	“Management and employees – Employees”	118
	C.	Principal accountant fees and services	“Corporate governance – The board and its committees –
			Audit committee”	136
			“Notes to the consolidated financial statements –
			note 11 – Operating expenses”	F-33
	D.	Exemptions from the listing standards for audit committees	Not applicable.
	E.	Purchases of equity securities by the issuer and affiliated
		purchasers	Not applicable.
	F.	Change in registrant’s certifying accountant	Not applicable.
	G.	Corporate governance	“Corporate governance – Statement on
			US corporate governance standards”	135
Part III
Item 17.	Financial statements		Not applicable.
Item 18.	Financial statements		“Consolidated financial statements”	F-1
Item 19.	Exhibits		See “Exhibit index”	173

EXHIBIT INDEX

1.	Memorandum and articles of association of Lloyds Banking Group plc▲

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

Placing and Open Offer Agreement dated 7 March 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury (as amended and restated on 20 March 2009 between Lloyds Banking Group plc, The Commissioners of Her Majesty’s Treasury, Citigroup Global Markets U.K. Equity Limited, J.P. Morgan Cazenove Limited and UBS Limited and further amended and restated between the same parties on 18 May 2009)▲

		(ii)	Registration Rights Agreement dated 12 January 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury (as amended with effect from 11 June 2009)▲

		(iii)	Resale Rights Agreement effective 11 June 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury▲

		(iv)	Deed of Withdrawal dated 3 November 2009 between Lloyds Banking Group plc and The Lords Commissioners of Her Majesty’s Treasury²▲

		(v)	Undertaking to Subscribe dated 3 November 2009 between Lloyds Banking Group plc and The Lords Commissioners of Her Majesty’s Treasury▲

		(vi)	Costs Reimbursement Deed dated 2 November 2009 between Lloyds Banking Group plc and The Lords Commissioners of Her Majesty’s Treasury▲

		(vii)	Rights Issue Underwriting Agreement dated 3 November 2009 between Lloyds Banking Group plc, the banks, the senior co-lead managers, the co-lead managers and the co-bookrunner (all as named therein)▲

		(viii)	Top Up Issues Underwriting Agreement dated 3 November 2009 between Lloyds Banking Group plc, LBG Capital No.2 plc, Lloyds TSB Bank plc and the joint bookrunners (as named therein)▲

4.	(b)	(i)	Service agreement dated 21 January 2009 between Lloyds TSB Bank plc and Helen A. Weir†

		(ii)	Service agreement dated 22 January 2009 between Lloyds TSB Bank plc and J. Eric Daniels†

		(iii)	Service agreement dated 23 January 2009 between Lloyds TSB Bank plc and Archie G. Kane†

		(iv)	Service agreement dated 26 January 2009 between Lloyds TSB Bank plc and Tim J.W. Tookey†

		(v)	Service agreement dated 9 February 2009 between Lloyds TSB Bank plc and G. Truett Tate†

		(vi)	Service agreement dated 3 November 2010 between Lloyds TSB Bank plc and António Horta-Osório

		(vii)	Letter of appointment dated 18 November 2004 between Lloyds Banking Group plc and Sir Julian Horn-Smith•

		(viii)	Letter of appointment dated 14 September 2005 between Lloyds Banking Group plc and Lord Leitch•

		(ix)	Letter of appointment dated 7 August 2008 between Lloyds Banking Group plc and Martin A. Scicluna†

		(x)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and T. Timothy Ryan†

		(xi)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and Anthony Watson†

		(xii)	Letter of appointment dated 27 July 2009 between Lloyds Banking Group plc and Sir Winfried Bischoff▲

		(xiii)	Letter of appointment dated 12 February 2010 between Lloyds Banking Group plc and David Roberts▲

		(xiv)	Letter of appointment dated 19 February 2010 between Lloyds Banking Group plc and Glen Moreno▲

		(xv)	Letter of appointment dated 23 November 2010 between Lloyds Banking Group plc and Anita Frew

8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business

12.1	Certification of António Horta-Osório filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2	Certification of Tim J. W. Tookey filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1	Certification of António Horta-Osório and Tim J. W. Tookey furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

15.1	Consent of PricewaterhouseCoopers LLP

•	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 6 June 2006

†	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 7 May 2009

▲	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 13 May 2010

²	Pursuant to a request for confidential treatment filed with the SEC, the confidential portions of this exhibit have been omitted and filed separately with the SEC.

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report.

LLOYDS BANKING GROUP plc

By:	/s/ T Tookey

Name:	Tim J W Tookey
Title:	Group Finance Director

Dated:	13 May 2011