Form 20-F
period 2011-12-31
Lloyds Banking Group plc
filed 2012-03-16
CIK 1160106

As filed with the Securities and Exchange Commission on 16 March 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2011

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

Harry Baines, Group Secretary
Tel +44 (0) 207 356 1400, Fax +44 (0) 207 356 3506
25 Gresham Street
London EC2V 7HN
United Kingdom
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2011 was:

Ordinary shares, nominal value 10 pence each	68,726,627,112
Limited voting shares, nominal value 10 pence each	80,921,051
Preference shares, nominal value 25 pence each	412,215,065
Preference shares, nominal value 25 cents each	1,917,280
Preference shares, nominal value 25 euro cents each	173,350

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

Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ‘sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ‘e’ are to the lawful currency of the member states of the European Union that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2011, which was $1.5537 = £1.00. The Noon Buying Rate on 31 December 2011 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW

Lloyds Banking Group is a leading UK based financial services group providing a wide range of banking and financial services, primarily in the UK, to personal and corporate customers. At 31 December 2011, total Lloyds Banking Group assets were £970,546 million and Lloyds Banking Group had some 98,538 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was some £17,825 million. The Group reported a loss before tax for the 12 months to 31 December 2011 of £342 million, and the capital ratios as at that date were 15.6 per cent for total capital, 12.5 per cent for tier 1 capital and 10.8 per cent for core tier 1 capital.

Set out below is the Group’s summarised income statement for the last three years:

	2011 £m	2010 £m	2009 £m
Net interest income	12,698	12,546	9,026
Other income	14,114	31,498	36,745
Total income	26,812	44,044	45,771
Insurance claims	(6,041)	(19,088)	(22,493)
Total income, net of insurance claims	20,771	24,956	23,278
Operating expenses	(13,050)	(16,470)	(15,984)
Trading surplus	7,721	8,486	7,294
Impairment	(8,094)	(10,952)	(16,673)
Share of results of joint ventures and associates	31	(88)	(752)
Gain on acquisition	—	—	11,173
Loss on disposal of businesses	—	(365)	—
(Loss) profit before tax	(342)	(2,919)	1,042

Lloyds Banking Group’s main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision. Services are offered through a number of well recognised brands including Lloyds TSB, Halifax, Bank of Scotland and Scottish Widows, and a range of distribution channels including the largest banking branch network in the UK.

The Group has five primary operating divisions, which constitute the Group’s reporting segments: Retail, Wholesale, Commercial, Wealth and International, and Insurance. Retail provides banking, mortgages and other financial services to personal customers in the UK. Wholesale provides banking and related services for major UK and multinational corporates and financial institutions, with a turnover in excess of £15 million. Commercial services the needs of small and medium-size enterprises and community organisations with a turnover of up to £15 million. Wealth and International provides private banking and asset management in the UK and overseas and operates the Group’s international business. Insurance offers life assurance, pensions and investment products in the UK and Europe and provides general insurance to personal customers in the UK.

The acquisition of HBOS plc on 16 January 2009 had a significant effect on the comparability of the Group’s financial position and results with prior periods. Profit before tax is analysed further on pages 18 to 29 on a statutory basis and, in order to provide a more comparable representation of business performance of the Group’s segments, on pages 32 to 51 on a combined businesses basis. The key principles adopted in the preparation of the combined businesses basis of reporting are described on page 32. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on a combined businesses basis, which the Group Executive Committee feel best represents the underlying performance of the Group. These combined businesses segmental results for 2011, 2010 and 2009 are therefore presented in compliance with IFRS 8 but the aggregated total of the combined businesses segmental profits and losses before tax constitutes a non-GAAP measure and a reconciliation of this aggregated total to the Group’s statutory profit before tax is therefore provided on page 33. The following table shows the results of Lloyds Banking Group’s Retail, Wholesale, Commercial, Wealth and International, and Insurance segments and Group Operations and Central items in the last three fiscal years, and their aggregation.

	2011 £m	2010 £m	2009 £m
Retail	3,636	3,986	955
Wholesale	828	2,514	(4,682)
Commercial	499	291	(200)
Wealth and International	(3,936)	(4,950)	(2,433)
Insurance	1,422	1,326	1,203
Group Operations and Central items:
Group Operations	(56)	(52)	(143)
Central items	292	(903)	(1,000)
	236	(955)	(1,143)
Profit (loss) before tax – Combined businesses basis	2,685	2,212	(6,300)

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

SELECTED CONSOLIDATED FINANCIAL DATA

The financial information set out in the tables below has been derived from the annual reports and accounts of Lloyds Banking Group plc for each of the past five years adjusted for subsequent changes in accounting policy and presentation. The financial statements for each of the years shown have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.

	2011	2010	2009	2008 [1]	2007 [1]
Income statement data for the year ended 31 December (£m)
Total income, net of insurance claims	20,771	24,956	23,278	9,868	10,696
Operating expenses	(13,050)	(16,470)	(15,984)	(6,100)	(5,568)
Trading surplus	7,721	8,486	7,294	3,768	5,128
Impairment losses	(8,094)	(10,952)	(16,673)	(3,012)	(1,796)
Gain on acquisition	—	—	11,173	—	—
(Loss) profit before tax	(342)	(2,919)	1,042	760	3,999
(Loss) profit for the year	(378)	(2,594)	2,953	798	3,320
(Loss) profit for the year attributable to equity shareholders	(451)	(2,656)	2,827	772	3,288
Total dividend for the year[2]	—	—	—	648	2,026
Balance sheet data at 31 December (£m)
Share capital	6,881	6,815	10,472	1,513	1,432
Shareholders’ equity	45,920	43,725	43,278	9,393	12,141
Customer deposits	413,906	393,633	406,741	170,938	156,555
Subordinated liabilities	35,089	36,232	34,727	17,256	11,958
Loans and advances to customers	565,638	592,597	626,969	240,344	209,814
Total assets	970,546	992,438	1,027,255	436,033	353,346
Share information
Basic earnings per ordinary share[3]	(0.7)p	(4.0)p	7.5p	6.7p	28.9p
Diluted earnings per ordinary share[3]	(0.7)p	(4.0)p	7.5p	6.6p	28.7p
Net asset value per ordinary share	67p	64p	68p	155p	212p
Total dividend per ordinary share[2]	—	—	—	11.4p	35.9p
Equivalent cents per share[2,4]	—	—	—	20.3c	71.0c
Market price per ordinary share (year end)	25.9p	65.7p	50.7p	126.0p	472.0p
Number of shareholders (thousands)	2,770	2,798	2,834	824	814
Number of ordinary shares in issue (millions)[5]	68,727	68,074	63,775	5,973	5,648
Financial ratios (%)[6]
Dividend payout ratio	—	—	—	83.9	61.6
Post-tax return on average shareholders’ equity	(1.0)	(5.8)	8.8	7.0	28.1
Post-tax return on average assets	(0.04)	(0.26)	0.28	0.21	0.94
Average shareholders’ equity to average assets	4.5	4.6	3.1	2.9	3.3
Cost:income ratio[7]	62.8	66.0	68.7	61.8	52.1
Capital ratios (%)[8,9]
Total capital	15.6	14.5	12.4	11.1	11.0
Tier 1 capital	12.5	11.0	9.6	7.9	8.1
Core tier 1 capital	10.8	9.6	8.1	5.5	7.4

[1]	Restated in 2009 for IFRS 2 (Revised).

[2]

Annual dividends comprise both interim and final dividend payments. The total dividend for the year represents the interim dividend paid during the year and the final dividend, which is paid and accounted for in the following year.

[3]	Earnings per share calculations for 2008 and earlier years have also been restated for the impact of the bonus element of the share issues in 2009.

[4]	Translated into US dollars at the Noon Buying Rate on the date each payment was made.

[5]	This figure excludes the limited voting ordinary shares owned by the Lloyds TSB Foundations.

[6]	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds Banking Group.

[7]	The cost:income ratio is calculated as total operating expenses as a percentage of total income (net of insurance claims).

[8]	Capital ratios are in accordance with Basel II requirements other than the ratios for 2007 which reflect Basel I.

[9]	Capital ratios for 2008 and 2009 were restated in 2010 to reflect a prior year adjustment to available-for-sale revaluation reserves.

EXCHANGE RATES

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2012 February	2012 January	2011 December	2011 November	2011 October	2011 September
US dollars per pound sterling:
High	1.60	1.58	1.57	1.61	1.61	1.62
Low	1.57	1.53	1.54	1.55	1.54	1.54

For each of the years shown, the average of the US dollar Noon Buying Rates per pound sterling based on the last day of each month was:

	2011	2010	2009	2008	2007
US dollars per pound sterling:
Average	1.61	1.54	1.57	1.84	2.01

On 9 March 2012, the latest practicable date, the US dollar Noon Buying Rate was $1.5677 = £1.00. Lloyds Banking Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

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

In 1995, TSB Group plc merged with Lloyds Bank Plc. Under the terms of the merger, the TSB and Lloyds Bank groups were combined under TSB Group plc, which was re-named Lloyds TSB Group plc, with Lloyds Bank Plc, which was subsequently re-named Lloyds TSB Bank plc, the principal subsidiary. In 1999, the businesses, assets and liabilities of TSB Bank plc, the principal banking subsidiary of the TSB Group prior to the merger, and its subsidiary Hill Samuel Bank Limited were vested in Lloyds TSB Bank plc, and in 2000, Lloyds TSB Group acquired Scottish Widows. In addition to already being one of the leading providers of banking services in the UK, this transaction also positioned Lloyds TSB Group as one of the leading suppliers of long-term savings and protection products in the UK.

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

Pursuant to two placing and open offers which were completed by the Company in January and June 2009 and the Rights Issue completed in December 2009, the UK Government acquired 43.4 per cent of the Company’s issued ordinary share capital. Following further issues of ordinary shares, the UK Government’s holding has been reduced to approximately 40.1 per cent at 9 March 2012.

STRATEGY OF LLOYDS BANKING GROUP

The Group is a well diversified UK financial services group providing a wide range of banking and financial services to personal, commercial and corporate customers. The main focus of the Group remains the financial services markets in the UK and the Group has leading positions in many of the markets in which it participates, a comprehensive distribution capability, well recognised brands and a large customer base.

The Group’s corporate strategy is built around becoming the best bank for individual, commercial and corporate customers across the UK and creating value by investing in areas that make a real difference to these customers. Customer leadership driven by superior customer insight, tailored products, better service and relationship focus is the overriding priority. There are a number of other key elements to the strategy announced in June 2011, including simplifying the business, improving its agility and efficiency, whilst focusing on core markets which offer strong returns and attractive growth, maintaining a prudent approach to risk and further strengthening the Group’s balance sheet.

The four key elements of the action plan to deliver the strategy are:

RESHAPE THE BUSINESS PORTFOLIO TO FIT THE GROUP’S ASSETS, CAPABILITIES AND RISK APPETITE

The Group will invest in core areas which offer strong returns and attractive growth: these are businesses which are capital and liquidity efficient, with sustainable competitive advantages, and which are central to its core customer strategy.

In reshaping its business the Group is focusing on the continued reduction of assets outside of its risk appetite, the continued application of a conservative approach to, and a prudent appetite for, risk and the streamlining of its international presence.

BUSINESS

SIMPLIFY THE GROUP TO IMPROVE AGILITY AND EFFICIENCY

The HBOS integration programme was substantially completed in 2011, delivering a single IT platform and a run-rate of £2 billion per annum in cost synergies and other operating efficiencies. The Group is now targeting a further £1.7 billion of cost savings in 2014 through a series of simplification initiatives.

Savings will be released through a fundamental review of operations and processes, the creation of a more efficient distribution platform and increased use of digital channels, optimising sourcing and creating a more agile organisation through delayering the management structure, centralising control functions and simplifying the legal structures.

INVEST TO BE THE BEST BANK FOR CUSTOMERS

The Group intends to increase the investment in its business with a focus on becoming the best bank for customers, becoming the best through the cycle partner for its business customers and maintaining Bancassurance as a core element of this proposition.

STRENGTHEN THE GROUP’S BALANCE SHEET AND LIQUIDITY POSITION

The Group aims to continue to strengthen its balance sheet and liquidity position through:

–	Targeting a core tier 1 capital ratio prudently in excess of 10 per cent

–	Exceeding regulatory liquidity requirements

–	Maintaining a stable funding base

–	Improving the Group’s loan to deposit ratio to 130 per cent or below by end 2014, although it now expects to attain this in 2012.

SUMMARY

The Group is looking to create a simpler, more agile, efficient and responsive organisation with a real focus on operating sustainably and responsibly. Whilst focusing on core markets, which offer strong returns and attractive growth, the Group will maintain a prudent approach to risk and further strengthen its balance sheet.

The Group believes that the successful execution of its strategy to be the best bank for customers will enable delivery of strong and sustainable returns for shareholders.

BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP

The Group is organised into five segments: Retail; Wholesale; Commercial; Wealth and International; and Insurance; see note 4 to the consolidated financial statements.

Further information on the Group’s segments is set out on pages 32 to 51.

MATERIAL CONTRACTS

The Company and its subsidiaries are party to various contracts in the ordinary course of business.

For information relating to the Company’s relationship with the UK Government see Major Shareholders and Related Party Transactions – Information about the Lloyds Banking Group’s relationship with the UK Government.

BUSINESS

ENVIRONMENTAL MATTERS

ENVIRONMENTAL RESPONSIBILITY

In 2011, the Group introduced a set of market leading long-term environmental targets under its Environmental Action programme to significantly reduce its environmental footprint. The Group aims to reduce paper, water and business travel by 20 per cent; ensure that less than 20 per cent of waste is sent to landfill; and reduce energy use by 30 per cent by 2020. The Group publishes a standalone, data-driven Climate and Environment Report on an annual basis which details progress it has made against its targets, and this is available from the Lloyds Banking Group website. Last year, the Group achieved the Carbon Trust Standard for its entire UK operations, which recognises its robust approach to measuring, managing and reducing its carbon emissions. The Group also reduced its use of energy by 1 per cent, its use of water by 3 per cent and paper use by 7 per cent in 2011 compared with 2010. Its overall carbon footprint reduced by 1 per cent in 2011 compared with 2010.

Over the last year the Group has been the UK’s most active provider of finance to renewable energy projects, having lent over £413 million across 13 renewable energy projects in the UK, Germany and the US. The Group’s approach to environmental risk management is covered on pages 123 and 124.

The Group is also encouraging businesses that bank with it to take action to address climate change. The Group has trained over 650 staff on its Business & Environment programme, to enable them to guide and support its customers in recognising environmental risks and seizing the opportunities. The Group is the only major UK bank to provide this kind of support to its business customers.

The Group recognises that its influence extends well beyond the size of its organisation. Its asset management business, Scottish Widows Investment Partnership (SWIP), has over £136 billion invested around the world and is committed to using its influence to encourage best practice in corporate governance and management of sustainability risks. SWIP has also launched a new sustainability strategy across its entire £8 billion property portfolio, including a target to reduce its energy consumption by 10 per cent by 2012 compared with 2009.

CO2 Emissions (tonnes)
	2011	2010
Total UK CO2 emissions	421,568	425,996
Scope 1 emissions	52,179	60,302
Scope 2 emissions	321,698	324,007
Scope 3 emissions	42,691	41,687

The Group has improved the accuracy of energy data for the 2010 reporting years, replacing estimates with actual data. The Group has also changed its method for reporting car travel data in 2011 and have applied this method to historical data.

TRACKING PROGRESS

Independent consultants verify the Group’s performance every year. The Group also measures its performance against its peers through external benchmarks. In 2011, the Group was re-selected for the Dow Jones Sustainability Index. The Group was also ranked top UK bank in the FTSE4Good Index and was re-selected for the Carbon Disclosure Leadership Index. The Group has a Platinum ranking in Business in the Community’s Corporate Responsibility Index and was awarded Business in the Community’s CommunityMark, the national standard that publicly recognises excellence in community investment.

PROPERTIES

As at 31 December 2011, Lloyds Banking Group occupied 3,144 properties in the UK. Of these, 898 were held as freeholds and 2,246 as long-term leaseholds. The majority of these properties are retail branches, widely distributed throughout England, Scotland, Wales and Northern Ireland. Other buildings include the Lloyds Banking Group’s head office in the City of London with other customer service and support centres located to suit business needs but clustered largely in eight core geographic conurbations – London, Edinburgh, Glasgow, Midlands (Birmingham), Northwest (Chester and Manchester), West Yorkshire (Halifax and Leeds), South (Brighton and Andover) and Southwest (Bristol and Cardiff).

In addition, there are 423 properties which are either sub-let or vacant. There are also a number of ATM units situated throughout the UK, the majority of which are held as leasehold. The Group also has business operations elsewhere in the world, primarily holding property on a leasehold basis, principally in North America, Europe and Asia.

LEGAL ACTIONS AND REGULATORY MATTERS

During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory challenge both in the UK and overseas.

INTERCHANGE FEES

The European Commission has adopted a formal decision finding that an infringement of European Commission competition laws has arisen from arrangements whereby MasterCard set a uniform Multilateral Interchange Fee (MIF) in respect of cross-border transactions in relation to the use of a MasterCard or Maestro branded payment card. The European Commission has required that the MIF be reduced to zero for relevant cross-border transactions within the European Economic Area. This decision has been appealed to the General Court of the European Union (the General Court). Lloyds TSB Bank plc and Bank of Scotland plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard’s position that the arrangements for the charging of the MIF are compatible with European Union competition laws. The UK Government has also intervened in the General Court appeal supporting the European Commission position. An oral hearing took place on 8 July 2011 and the judgement is expected on 24 May 2012. MasterCard has reached an understanding with the European Commission on a new methodology for calculating intra-European Economic Area MIF on an interim basis pending the outcome of the appeal.

Meanwhile, the European Commission is pursuing an investigation with a view to deciding whether arrangements adopted by visa for the levying of the MIF in respect of cross-border payment transactions also infringe European Union competition laws. In this regard visa reached an agreement with the European Commission to reduce the level of interchange for cross-border debit card transactions to the interim levels agreed by

BUSINESS

MasterCard. The UK’s Office of Fair Trading has also commenced similar investigations relating to the MIF in respect of domestic transactions in relation to both the MasterCard and visa payment schemes. The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

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

On 29 September 2009 the FSA announced that several firms had agreed to carry out reviews of past sales of single premium loan protection insurance. Lloyds Banking Group agreed in principle that it would undertake a review in relation to sales of single premium loan protection insurance made through its branch network since 1 July 2007. That review now forms part of the ongoing PPI work referred to below.

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

After publication of the judgment, the Group entered into discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement. As a result, and given the initial analysis that the Group has conducted of compliance with applicable sales standards, which is continuing, the Group concluded that there are certain circumstances where customer contact and/or redress will be appropriate. Accordingly the Group made a provision in its financial statements for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such contact and/or redress, including administration expenses. During 2011, the Group made redress payments of £1,045 million to customers. However, there are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of the detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

INTERBANK OFFERED RATE SETTING INVESTIGATIONS

Several government agencies in the UK, US and overseas, including the US Commodity Futures Trading Commission, the US SEC, the US Department of Justice and the FSA, as well as the European Commission, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates. The Group, and/or its subsidiaries, were (at the relevant time) and remain members of various panels that submit data to these bodies in a number of jurisdictions. The Group has received requests from some government agencies for information and is co-operating with their investigations. In addition the Group has been named in private purported class action suits in the US with regard to the setting of London interbank offered rates (LIBOR). It is currently not possible to predict the scope and ultimate outcome of the various regulatory investigations or private lawsuits, including the timing and scale of the potential impact of any investigations and lawsuits on the Group.

LITIGATION IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. CMIG has won the majority of decisions to date, although a small number of regional district and appeal courts have found against CMIG on specific grounds. CMIG’s strategy includes defending claims robustly and appealing against adverse judgments. The ultimate financial effect, which could be significant, will only be known once all relevant claims have been resolved. However, consistent with this strategy, and having regard to the costs involved in managing these claims, and the inherent risks of litigation, the Group has recognised a provision of £175 million. Management believes this represents the most appropriate estimate of the financial impact, based upon a series of assumptions, including the number of claims received, the proportion upheld, and resulting legal and administration costs.

SHAREHOLDER COMPLAINTS

The Group and two former members of the Group’s Board of Directors have been named as defendants in a purported securities class action pending in the United States District Court for the Southern District of New York. The complaint, dated 23 November 2011, asserts claims under the Securities Exchange Act of 1934 in connection with alleged material omissions from statements made in 2008 in connection with the acquisition of HBOS. No quantum is specified.

In addition, a UK-based shareholder action group has threatened multi-claimant claims on a similar basis against the Group and two former directors in the UK. No claim has yet been issued.

The Group considers that the claims are without merit and will defend them vigorously. The claims have not been quantified and it is not possible to estimate the ultimate financial impact on the Group at this early stage.

EMPLOYEE DISPUTES

The Group is aware that a union representing a number of the Group’s employees is seeking to challenge the cap on pensionable pay introduced by the Group in 2011 on the grounds that it is unlawful. This challenge is at a very early stage. The Group will resist the challenge should it be pursued.

BUSINESS

The Group also faces a number of other threats of legal action from employees in relation to terms of employment including pay and bonuses. The Group considers that the complaints are without merit and, should proceedings be issued, they will be vigorously defended.

It is not possible to estimate the ultimate financial impact on the Group at this stage.

FSA INVESTIGATION INTO BANK OF SCOTLAND

In 2009 the FSA commenced a supervisory review into HBOS. The supervisory review was superseded when the FSA commenced an enforcement investigation into Bank of Scotland plc in relation to its Corporate Division between 2006 and 2008. These proceedings have now concluded. The FSA published its Final Notice on 9 March 2012. No financial penalty has been imposed on the Group or Bank of Scotland plc.

REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the FSA in relation to a range of conduct of business matters including complaints handling, packaged bank accounts, savings accounts, product terms and conditions, interest only mortgages, sales processes and remuneration schemes. The Group is keen to ensure that any regulatory concerns are understood and addressed. The ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (which may include class action lawsuits brought on behalf of customers, shareholders or other third parties), regulatory investigations, regulatory challenges and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed to assess properly the merits of the case and no provisions are held against such matters. However, the Group does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

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

In the competitive open market in which the Group operates there is an increasing range of products and services available to customers and with the current public scrutiny of banks the expectations and demands of customers continue to increase.

See Risk Factors – Competition Related Risks – The Independent Commission on Banking and the UK Treasury Select Committee have reviewed competition in the UK retail banking industry. The potential impact of the recommendations is inherently uncertain and could have a material adverse effect on the interests of the Group and Business and Economic Risks – The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.

BUSINESS

RECENT DEVELOPMENTS

PAYMENT OF ACCUMULATED INTEREST ON UPPER TIER TWO HYBRID CAPITAL SECURITIES ISSUED BY LLOYDS BANKING GROUP COMPANIES

The Group made the following announcement on 19 January 2012

Since 31 January 2010, the Group has been prohibited under the terms of an agreement with the European Commission from paying discretionary coupons and dividends on hybrid capital securities issued by the Company and certain of its subsidiaries. This prohibition ends on 31 January 2012.

The Group now confirms that it intends to pay on the upper tier two securities set out below which have cumulative deferrable coupon terms the relevant amount of Arrears of Interest (as defined therein).

ISIN	ISSUER	SECURITY
XS0083932144	Bank of Scotland plc	7.375% Subordinated Undated Instruments
GB0000395102	Bank of Scotland plc	8.750% Perpetual Subordinated Bonds
GB0000395094	Bank of Scotland plc	12.00% Perpetual Subordinated Bonds
GB0005242879	Bank of Scotland plc	9.375% Perpetual Subordinated Bonds
GB0000765403	Bank of Scotland plc	Undated Floating Rate Primary Capital Notes
XS0046690961	Bank of Scotland plc	8.625% Perpetual Subordinated Notes
XS0059171230	Bank of Scotland plc	10.25% Subordinated Undated Instruments
GB0000394915	Bank of Scotland plc	13.625% Perpetual Subordinated Bonds
XS0063730203	Bank of Scotland plc	Subordinated Undated Instruments due 2016
XS0188201536	HBOS plc	4.875% Undated Subordinated Fixed to Floating Rate Instruments
XS0188201619	HBOS plc	Floating Rate Undated Subordinated Instruments
US4041A3AF96 / US4041A2AG96	HBOS plc	5.375% Undated Fixed to Floating Rate Subordinated Notes
XS0177955381	HBOS plc	5.125% Undated Subordinated Fixed to Floating Rate Notes
XS0205326290	HBOS plc	5.625% Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes
XS0145407507	Lloyds Banking Group plc	6.00% Undated Subordinated Guaranteed Bonds
GB0005224307	Lloyds TSB Bank plc	Primary Capital Undated Floating Rate Notes (Series 1)
XS0099508698	Lloyds TSB Bank plc	4.648% Undated Subordinated Step-up Notes
XS0099507534	Lloyds TSB Bank plc	6.50% Undated Subordinated Step-up Notes
XS0099507963	Lloyds TSB Bank plc	6.50% Undated Subordinated Step-up Notes
XS0079927850	Lloyds TSB Bank plc	8% Undated Subordinated Step-up Notes
GB0005232391	Lloyds TSB Bank plc	Primary Capital Undated Floating Rate Notes (Series 3)
GB0005205751	Lloyds TSB Bank plc	Primary Capital Undated Floating Rate Notes (Series 2)
XS0169667119	Lloyds TSB Bank plc	5.125% Upper Tier 2 Callable Perpetual Subordinated Notes
XS0056390007	Lloyds TSB Bank plc	5.57% Undated Subordinated Step Up Coupon Notes 2015

Such amounts will be calculated in accordance with the terms of such securities and will be paid on 9 February 2012 subject to, and in accordance with, the terms of those securities.

LLOYDS BANKING GROUP ANNOUNCES CHANGES TO ITS GROUP BOARD AND THE MANAGEMENT TEAM

The Group made the following announcement on 1 February 2012

Lloyds Banking Group has today announced changes to its Group Board and the management team.

The changes to the Board and the senior management organisational structure mean that there will be five business lines reporting directly to the Group Chief Executive as follows:

Alison Brittain will undertake the newly created role of Group Director of Retail with responsibility for our multi channel and multi brand strategy including Lloyds TSB, the Bank of Scotland and Halifax, retail products and marketing, as well as telephony and digital banking.

Antonio Lorenzo, Group Director of Strategy and Wealth and International, will also undertake responsibility for Asset Finance which had formerly been a part of the Wholesale business.

Truett Tate, Group Executive Director for Wholesale has decided to retire from the Group during February and will not seek re-election at the Group’s Annual General Meeting in May. As a result of Truett’s departure Andrew Géczy, CEO of Wholesale Banking and Markets, will report on an interim basis to Group Chief Executive, António Horta-Osório.

The Group has begun a search internally and externally for a permanent Director of the Group’s Wholesale Division.

John Maltby remains as Director of Commercial continuing with his responsibility for our SME businesses.

Toby Strauss’ role also remains unchanged as Director of the Group’s Insurance division.

Further to the centralisation of all control functions as part of the Group Strategic Review in 2011 there will now be five control and support functions as follows:

•	Risk – led by our Chief Risk Officer Juan Colombas.

BUSINESS

•	Finance – led by our Group Finance Director, George Culmer when he joins the Group.

•	Operations – led by our Director of Group Operations, Mark Fisher.

•	Corporate Affairs – led by our Group Corporate Affairs Director, Matt Young.

•

Group Corporate Functions – Human Resources, Legal and Secretariat and Group Audit will now report to a newly-created position of Group Corporate Functions Director. The Group Corporate Functions Director will be a member of the Group Executive Committee and the Group is currently recruiting for the role.

LLOYDS BANKING GROUP: CHANGES TO BOARD

The Group made the following announcement on 1 February 2012

Lloyds Banking Group is pleased to announce the appointment of Sara Weller as a non-executive director. Ms Weller will join the Board with effect from 1 February 2012 and will serve as a member of the Remuneration and the Risk Committees.

Sir Julian Horn-Smith has informed the Group of his intention to retire from the Board at the Annual General Meeting in May 2012 and will therefore not stand for re-election as a Director.

Truett Tate, Executive Director for Wholesale, has decided to retire from the Group at the Annual General Meeting in May 2012 and will therefore not seek re-election.

LLOYDS BANKING GROUP PLC – RESIGNATION OF DIRECTOR

The Group made the following announcement on 6 February 2012

Further to the Group’s announcement on 1 February 2012, Truett Tate, Executive Director, Wholesale, has resigned from the Board of Lloyds Banking Group plc with immediate effect.

LLOYDS BANKING GROUP PLC – MANAGEMENT CHANGE

The Group made the following announcement on 24 February 2012

Further to the Group’s announcement on 19 September 2011, Tim Tookey, Group Finance Director, will stand down from the Board of Lloyds Banking Group at close of business today, 24 February 2012.

LLOYDS BANKING GROUP ANNOUNCES BOARD CHANGES

The Group made the following announcement on 27 February 2012

The Board of Lloyds Banking Group plc announces that Glen Moreno, its Deputy Chairman and Senior Independent Director, intends not to seek re-election at the Annual General Meeting on 17 May 2012 and will retire from the Board on that date.

The Board has decided to appoint Anthony Watson, Chairman of the Remuneration Committee, as its Senior Independent Director and David Roberts, Chairman of the Risk Committee, as Deputy Chairman both with effect from 17 May 2012.

LLOYDS BANKING GROUP PLC – MANAGEMENT CHANGE

The Group made the following announcement on 1 March 2012

Lloyds Banking Group plc announces that George Culmer will be appointed as Group Finance Director of Lloyds Banking Group with effect from 16 May 2012.

George Culmer has been Chief Financial Officer of RSA Insurance Group plc since May 2004.

Biographical details of George Culmer

Between 2004 and 2012, George was a director and Chief Financial Officer of RSA Insurance Group plc. His previous roles included Head of Capital Management of Zurich Financial Services and Chief Financial Officer of its UK operations. Prior to that he held various senior management positions at Prudential. George began his career at Coopers & Lybrand in London and New Zealand and read History at Cambridge. Age 49.

Key compensation notes

Compensation arrangements include an annual salary of £720,000 and a discretionary annual bonus up to a maximum of 200 per cent of salary. It is intended to award a long term performance-based share incentive of up to 225 per cent of salary for 2012 which will only vest in full in three years if stretching performance targets are exceeded. Mr Culmer will receive an allowance to fund personal pension arrangements amounting to 25 per cent of his salary.

Mr Culmer has deferred awards and a cash bonus from RSA Insurance Group plc, which he forfeits as a result of leaving RSA Insurance Group plc. He will therefore be partially compensated in respect of these by receiving shares in Lloyds Banking Group worth £1.9 million which will vest in 2013 and 2014. The extent to which Mr Culmer will receive future awards depends on the performance of Lloyds Banking Group in the short, medium and longer term against stretching performance measures.

LLOYDS BANKING GROUP PLC (“GROUP”) – NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10P EACH (“SHARES”)

The Group made the following announcement on 9 March 2012

The following announcement sets out details of awards made today, 9 March 2012, under the Group’s share plans to the Group Chief Executive and members of the Group Executive Committee.

Deferred bonus awards for 2011 performance

Conditional awards of shares were made today in respect of bonus awards for 2011 performance. Part of the 2011 bonus awards will be made in June 2012 based on the prevailing share price. These shares will be notified at that time. Awards vesting over the period September 2012 to

BUSINESS

September 2015 are based on a share price of 34.786 pence and are detailed below. Bonus awards are subject to performance adjustment in full or in part if the performance that generated the award is found not to be sustainable.

Name	Maximum number of shares awarded
A Brittain	2,414,764
J Colombás	1,782,326
M Fisher	2,069,798
A Lorenzo	1,782,326
J Maltby	728,741
D Nicholson	436,957
A Risley	577,818
T Strauss	451,330
M Young	929,971

Long term incentive plan – 2012 awards

Conditional share awards were made today under the Group’s Long Term Incentive Plan as detailed below. The shares under the awards will only vest in 2015 subject to the satisfaction of stretching performance conditions over a three year period. The awards are based on a share price of 34.786 pence.

Name	Maximum number of shares awarded
A Horta-Osório	9,644,684
A Brittain	4,527,683
J Colombás	4,146,064
M Fisher	4,876,961
A Lorenzo	4,243,086
J Maltby	2,910,653
D Nicholson	2,587,247
A Risley	2,587,247
T Strauss	3,395,762
M Young	2,587,247

Emoluments of the eight highest paid senior executives

The following table sets out the Emoluments of the eight highest paid senior executives in respect of the 2011 performance year. The disclosure is made on the same basis as the five highest paid senior executives for the 2010 performance year, as shown in the Annual Report and Accounts 2010.

	Employee
Fixed	8 £000	7 £000	6 £000	5 £000	4 £000	3 £000	2 £000	1 £000
Cash based	342	480	310	233	754	941	956	500
Total fixed	342	480	310	233	754	941	956	500
Variable[1]
Upfront cash	2	2	2	2	2	2	2	2
Deferred cash	0	0	0	0	0	0	0	0
Upfront shares[2]	20	0	0	332	0	205	320	0
Deferred shares	478	498	793	1,048	898	773	773	1,998
Long term incentive plan[3]	270	144	199	473	509	433	443	150
Total variable pay	770	644	994	1,855	1,409	1,413	1,538	2,150
Pension cost[4]	85	120	44	58	189	160	164	125
Total remuneration	1,197	1,244	1,348	2,146	2,352	2,514	2,658	2,775

[1]	Variable pay in respect of performance year 2011.

[2]	Award to compensate for loss of variable remuneration from previous employer which vested in 2011.

[3]	LTIP values shown are on an expected value basis.

[4]	Pension cost based on an average pension cost of 25 per cent of salary.

LLOYDS BANKING GROUP PLC (“GROUP”) - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10P EACH (“SHARES”)

The Group made the following announcement on 15 March 2012

The Group announces that today, following the successful delivery of the integration programme, the 2009 LTIP Integration Awards vested for the individuals listed in the table below. They have received the number of Shares as set out by their name, after the appropriate number of Shares had been withheld to cover tax and national insurance contributions. The Shares were acquired for nil consideration.

Name	Shares
M Fisher	748,008
J Maltby	480,862
D Nicholson	400,717
A Risley	400,718

The Group further announces that today Mr Fisher exercised an option over 1,984,093 Shares under the Lloyds Banking Group plc Executive Share Plan 2003. The Shares were acquired for nil consideration.

Mr Fisher sold 2,482,101 Shares today at 35.6711 pence per Share, inclusive of the appropriate number of Shares to cover tax and national insurance contributions due on the exercise of his option. Following the above transactions, Mr Fisher’s shareholding in the Group increased by 250,000 Shares bringing his total shareholding to 519,738 Shares.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW AND TREND INFORMATION

The external macro economic and regulatory environment in which the Group operates remains uncertain but the Group has endeavoured to outline below some of the key regulatory, economic and social factors impacting its markets.

REGULATION

The quantum of regulatory change remains high and the regulatory environment remains challenging but the Group is starting to see greater clarity in a number of areas. There are however a number of different issues that are likely to have a fundamental impact on the business going forward including the recommendations arising from the Independent Commission on Banking, future capital and liquidity requirements, and the changes to the UK banking supervisory structure:

–	Stringent UK capital and liquidity standards

–	More focus on consumer protection and transparency

–	Recovery and resolution mechanisms and Retail ring-fencing

–	Independent Commission on Banking final recommendations

Independent Commission on Banking (ICB)

In 2010 the UK Government appointed an ICB to review possible structural measures to reform the banking system and promote stability and competition. The ICB published its final report on 12 September 2011 putting forward proposals that would require ring-fencing some of the retail and SME activities of banks from their investment banking activities and additional capital requirements beyond those required under Basel III.

On 19 December 2011 the Chancellor delivered the UK Government’s first formal response to the ICB’s Final Report of 12 September. The response endorsed many of the key recommendations contained in the ICB’s Final Report, including the ring-fencing of commercial and retail operations, higher capital requirements and a 7-day current account switching service. Importantly for the Group, the Government also supported the principle of a ‘flexible’ ring fence, which allows banks to choose where to place some (but not all) services.

While the Group welcomes the increased clarity provided by the Government’s initial response, significant uncertainty remains over key elements of the reforms, including what activities could be allowed inside the ‘ring-fenced bank’, the extent of depositor preference of other creditors and measures that could see some categories of wholesale funding ‘bailed-in’ in the instance of resolution.

The Government has announced that it will be producing a formal White Paper in the spring and the Group would anticipate that this paper will provide additional clarity, while still leaving some issues open to consultation. The Group continues to work to assess the impact that the reforms may have on its business and continues to play a constructive role in the debate with the Government and other stakeholders.

Capital Requirements Directive IV

Evolving capital and liquidity requirements continue to be a priority for the Group. Separate to the capital recommendations laid out by the ICB, the Basel Committee on Banking Supervision has put forward proposals for a reform package which changes regulatory capital and liquidity standards, the definition of ‘capital’, introduces new definitions for the calculation of counterparty credit risk and leverage ratios, additional capital buffers and development of a global liquidity standard. Implementation of these changes is expected to be phased in between 2013 and 2018 and the fourth round of changes to the European Capital Requirements Directive IV is currently in draft form and progressing through the European legal framework towards finalisation.

UK Banking Supervisory Structure

The recent ongoing difficulties in global financial markets have prompted a review and alteration to the banking supervisory structure in the UK. In April 2011, the FSA commenced an internal reorganisation as a first step in a process towards the formal transition of regulatory and supervisory powers from the FSA to the new Financial Conduct Authority (FCA) and Prudential Regulatory Authority (PRA) in 2012. Until this time the responsibility for regulating and supervising the activities of the Lloyds Banking Group and its subsidiaries will remain with the FSA. However, the reorganisation could lead to changes in how the Group is regulated and supervised on a day-to-day basis. In addition, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority as new EU Supervisory Authorities are likely to have greater influence on regulatory approaches across the EU.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE ECONOMY

The global economy was split in 2011 between relatively strong growth in emerging markets, and economies struggling to recover from recession in much of the Western world. Indeed, the extent of the UK economic recovery has now fallen behind even the weak recovery after the late 1970’s recession.

The stark difference is due to the high levels of indebtedness that many developed economies accumulated prior to 2008, which are holding back economic growth through deleveraging of initially the private sector, but now governments too. In the Eurozone, countries with particularly high government debt or deficit levels have lost market confidence as they struggled to achieve the necessary fiscal tightening to bring their public finances onto a sustainable trajectory without damaging economic growth prospects too severely. Ireland, Portugal and Greece have received further IMF and EU financial support in return for accepting even more stringent austerity programmes, and at the time of writing it looks likely that private creditors will suffer effective haircuts of significantly more than 50 per cent on their Greek debt. Italy and Spain have also tightened public budgets further, and given their much greater size this is dragging down Eurozone economic growth more significantly. In the US, public finance concerns are less immediate, but the unsustainable long term trajectory of debt on current policies has led to political stalemate, raising the risk of sudden fiscal tightening as previous loosening measures expire, and in turn hurting businesses’ and consumers’ confidence. Global growth was also hampered in 2011 by natural disasters, including the floods in Australia and Thailand and the earthquake and tsunami in Japan, the latter causing significant disruption to global manufacturing supply chains.

First estimates suggest the UK economy grew by 0.9 per cent in 2011, well below the long term average of 2.3 per cent. The economy is currently estimated to have shrunk slightly in the final quarter of the year as consumers’ and businesses’ confidence fell, the result of relatively high inflation reducing consumers’ spending power, a faster than expected reduction in public sector employment, and the worsening outlook for the Eurozone which caused companies to postpone investment spending and recruitment. Unemployment rose from 7.7 per cent in the first quarter of 2011 to 8.4 per cent by December. Company failures in England and Wales rose from a low point of 3,973 in the final quarter of 2010 to 4,260 by the fourth quarter of 2011, although the failure rate remained steady over that period at just 0.7 per cent of companies, close to its pre-recession trough. Property prices were broadly flat through the year, however – house prices on average fell marginally by 2 per cent in the year to December 2011, and commercial property prices rose on average by just 1 per cent.

Based on data for the first three quarters of 2011, the Irish economy appears to have grown in 2011 for the first time since 2007, and the unemployment rate appears to be stabilising. Strict austerity measures in recent years targeted at improving international competitiveness are beginning to pay off – falling domestic demand is now being more than offset by increasing net exports. Property markets remain very weak, however; house prices fell by over 16 per cent in 2011 and CRE prices by 11 per cent. Despite the large fall in prices already, an overhang of vacant property continues to weigh on market prices.

Future economic developments in the UK and Ireland are highly contingent on how successful political leaders are at stemming the Eurozone crisis, to what extent the private sector can offset shrinking of the public sector, and how the implementation of new regulation on banks impacts their ability to supply credit whilst meeting tighter capital and liquidity criteria. The recent weakening in the Eurozone economy and the balance of risks make double-dip recession there in 2012 the most likely scenario – indeed this is now the consensus view (Chart 2).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The current consensus view for 2012 UK GDP growth is not yet that weak, at 0.4 per cent. The low level of imbalances in the economy relative to the 2008 position suggest that weak growth should not deteriorate into significant recession provided the Eurozone moves quickly towards a solution to the sovereign debt crisis. Bank Rate is likely to stay at or close to current low levels for some time, and property prices are expected to be broadly stable. Unemployment is likely to rise further, however, as estimates of public sector job cuts have increased. The current consensus view for 2012 Irish GDP growth is broadly flat, and the unemployment rate there is expected to be stable. Property prices are expected to fall further, but by less than in 2011.

However, whilst a definitive solution to the Eurozone crisis remains lacking there continues to be a risk that ongoing uncertainty around the Eurozone economic outlook, the survival of the Euro currency and the availability of credit could cause a significant recession in the UK and Ireland. Such a scenario would likely result in higher UK corporate failures, a second leg of falling property prices, albeit by less than during the 2008-9 recession, and rising commercial tenant defaults. Irish property prices would also fall by more than currently expected. In turn, this would have a negative impact on the Group’s income, funding costs and impairment charges.

THE IMPACT ON THE GROUP’S MARKETS

The weak economic recovery has kept growth in the Group’s markets subdued. With the economy expected to grow very slowly in 2012, the Group’s central expectation is that growth in its markets will remain weak in 2012.

For the market as a whole, net new mortgage lending has amounted to just 0.7 per cent of outstanding balances during 2011, very similar to 2010. Consumers made net repayments of unsecured debt (excluding student loans) of around 2 per cent of outstanding balances for the third consecutive year in 2011. Household deposits rose by 2.6 per cent in 2011 similar to the rate of increase in the previous two years but well down from the 8-9 per cent growth per year pre-recession.

Similarly, companies have been focussed on paying down existing debt, for the third successive year in 2011. Non-financial companies made net repayments of 3.7 per cent of sterling lending from banks and building societies in 2011, after repayments of 3.5 per cent in 2010 and 2.2 per cent in 2009. Company deposits with UK banks rose by 1.1 per cent in 2011, slower than the 1.8 per cent rise in 2010 and the 4.5 per cent increase in 2009. Although companies have held back investment spending and prioritised cashflow, much of this has fed into lower borrowing rather than higher deposits.

In Ireland, continued falls in house prices, despite the already steep reductions prior to 2011, have kept impairments high and the Group expects property prices to remain subdued.

The Group expects that another weak year for the UK economy in 2012 will be accompanied by weak customer deposit growth and a continued period of declining demand for borrowing, particularly from companies. The continuation of low interest rates, and the substantial adjustments that many companies and households have already made to their indebtedness, is likely to minimise any deterioration in arrears. The Group’s central expectation of broadly flat property prices in the UK in 2012 is consistent with the subdued market expected.

CUSTOMER DRIVERS, INCLUDING COMPETITION

–	Want simplicity and transparency

–	Demand a quality, multi-channel customer service experience

–	Growing demand for advice to plan/save for retirement

–	Increasingly demand better value for their money

In the competitive open market in which the Group operates there is an increasing range of products and services available to customers, and with the current public scrutiny of banks the expectations and demands of customers continue to increase.

Access to convenient branches remains important for many customers but demand for a quality multi-channel banking proposition is now more prevalent and the provision of effective telephone, digital and mobile channels is increasingly important. Service remains one of the key drivers of customer satisfaction and customers are less accepting of poor service given the competitive nature of the market.

In the current low interest environment many customers are demanding better value for money but security and reputation remain important factors. Customers want clear and transparent products delivered with good service and access to helpful, relevant, expert advice when they need it. Customers are demanding basic banking services to be delivered well but there is also an increasing demand for advice in more complex areas such as help in planning and saving for retirement. Product innovation is also important for some whereas longstanding relationships remain important for others.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As highlighted above, there are some clear customer trends emerging but the Group recognises that every customer, whether they be retail or corporate, has their own personal needs and has to be treated individually. It is clear that different customer segments have different demands and the opportunity exists to differentiate service for varied segments but fundamentally the customer has a choice and will select the provider that can most effectively service their personal needs.

The financial services market remains competitive. The Group is seeing a number of new entrants including virgin Money and Metro Bank looking to make inroads into the market and the disposal of the verde branches along with the improved switching process will further enhance competition.

The Group’s strategy, as outlined on pages 4 and 5, reflects the market conditions and the changing needs of customers. Above all it recognises that the Group operates in a competitive market where additional challengers continue to emerge and the only way of ensuring success is by focusing on the changing needs of every customer.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS – 2011, 2010 AND 2009

SUMMARY

	2011 £m	2010 £m	2009 £m
Net interest income	12,698	12,546	9,026
Other income	14,114	31,498	36,745
Total income	26,812	44,044	45,771
Insurance claims	(6,041)	(19,088)	(22,493)
Total income, net of insurance claims	20,771	24,956	23,278
Operating expenses	(13,050)	(16,470)	(15,984)
Trading surplus	7,721	8,486	7,294
Impairment	(8,094)	(10,952)	(16,673)
Share of results of joint ventures and associates	31	(88)	(752)
Gain on acquisition	—	—	11,173
Loss on disposal of businesses	—	(365)	—
(Loss) profit before tax	(342)	(2,919)	1,042
Taxation	(36)	325	1,911
(Loss) profit for the year	(378)	(2,594)	2,953

Profit attributable to non-controlling interests	73	62	126
(Loss) profit attributable to equity shareholders	(451)	(2,656)	2,827
(Loss) profit for the year	(378)	(2,594)	2,953

2011 COMPARED WITH 2010

For the year ended 31 December 2011, the Group recorded a loss before tax of £342 million compared with a loss before tax in 2010 of £2,919 million, which had been driven by the £3,200 million payment protection insurance provision (see page 27) although this had been partly offset by a pension curtailment gain in the same year of £910 million.

Total income decreased by £17,232 million to £26,812 million in 2011 compared with £44,044 million in 2010, comprising a £17,384 million reduction in other income only marginally offset by an increase of £152 million in net interest income.

Net interest income was £12,698 million in 2011; an increase of £152 million, or 1 per cent compared to £12,546 million in 2010. There was a credit of £696 million in 2011 arising from liability management gains (see page 21) and a benefit of £1,117 million from a reduction in the amounts payable to unitholders in those Open-Ended Investment Companies included in the consolidated results of the Group. However, net interest income in the Group’s banking businesses fell as a result of both a reduction in average interest earning banking assets in the year and a reduction in the net interest margin. The decline in the net interest margin reflected higher wholesale funding costs, higher deposit rates and the effect of refinancing a significant amount of government and central bank facilities, partially offset by an improvement in customer margins and funding mix.

Other income was £17,384 million, or 55 per cent, lower at £14,114 million in 2011 compared to £31,498 million in 2010. Fee and commission income was £57 million, or 1 per cent, lower at £4,935 million compared to £4,992 million in 2010. Fee and commission expense decreased by £291 million or 17 per cent to £1,391 million compared with £1,682 million in 2010. Net trading income decreased by £16,092 million to a deficit of £368 million in 2011 compared to a surplus of £15,724 million in 2010; this decrease included a reduction of £14,267 million in gains on policyholder investments held within the insurance business, offset by a similar decrease in the related claims expense, see below. Insurance premium income was largely unchanged at £8,170 million in 2011 compared with £8,148 million in 2010; an increase of £22 million. During 2011 the Group exchanged certain existing subordinated debt securities for new securities; these exchanges resulted in a gain on extinguishment of the existing securities of £599 million, being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs; this gain was £176 million, or 42 per cent higher than the liability management gains recognised in 2010. Excluding the liability management gains, other operating income was £1,724 million, or 44 per cent, lower at £2,169 million in 2011 compared to £3,893 million in 2010; this largely reflected an adverse variance of £1,411 million in the income arising from the movement in value of in-force insurance business.

Insurance claims expense was £13,047 million or 68 per cent, lower at £6,041 million in 2011 compared to £19,088 million in 2010. The insurance claims expense in respect of life and pensions business was £12,851 million, or 69 per cent lower at £5,698 million in 2011 compared to £18,549 million in 2010; this decrease in claims was matched by a similar reduction in net trading income, reflecting the performance of policyholder investments. Insurance claims in respect of general insurance business were £196 million, or 36 per cent, lower at £343 million compared to £539 million in 2010.

Operating expenses decreased by £3,420 million, or 21 per cent to £13,050 million in 2011 compared with £16,470 million in 2010; the main reasons for the reduction being the £3,200 million payment protection insurance provision and the £500 million customer goodwill payments provision, raised in 2010, partly offset by a pension curtailment gain of £910 million in the same year. Staff costs were £544 million, or 10 per cent higher at £6,166 million in 2011 compared with £5,622 million in 2010. However, excluding the pension curtailment gain in 2010, staff costs were £366 million, or 6 per cent lower at £6,166 million compared with £6,532 million in 2010. Premises and equipment costs were £126 million, or 11 per cent, lower at £1,051 million compared with £1,177 million in 2010. Other expenses, excluding the payment protection insurance provision from 2010, were £244 million, or 6 per cent lower, at £3,593 million in 2011 compared with £3,837 million in 2010. The decrease reflected the £500 million customer goodwill payments provision made in 2010, partly offset by the UK bank levy of £189 million and provision in relation to German insurance business litigation in 2011. Depreciation and amortisation costs were £257 million, or 11 per cent lower at £2,175 million in 2011 compared to £2,432 million in 2010. In 2011 there was a charge of £65 million in relation to the impairment of tangible fixed assets which was £137 million, or 68 per cent lower than the charge of £202 million in 2010.

Impairment losses decreased by £2,858 million, or 26 per cent, to £8,094 million in 2011 compared with £10,952 million in 2010. Impairment losses in respect of loans and advances to customers were £2,707 million, or 25 per cent, lower at £8,020 million compared with £10,727 million in 2010. The lower charges were

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

principally due to the continued application of the Group’s prudent risk appetite and strong risk management controls resulting in improved portfolio and new business quality, continued low interest rates, and broadly stable UK property prices, partly offset by weakening UK economic growth and rising unemployment. In Retail there was a higher secured impairment charge, with the increase on 2010 largely reflecting a less certain outlook for house prices, together with a decrease in the unsecured impairment charge, reflecting continued improving new business quality and portfolio trends as a result of the Group’s risk appetite, with a focus on lending to existing customers. In Wholesale there was a decrease in the impairment charge, primarily driven by lower impairment from the corporate real estate and real estate related asset portfolios partly offset by higher impairment on leveraged acquisition finance exposures. The continued low interest rate environment helped to maintain defaults at a reduced level. In Commercial, the impairment charge decreased, reflecting the benefits of the low interest rate environment, which has helped maintain defaults at a lower level. In Wealth and International, impairment charges were also lower. The reduction predominantly reflects lower impairment charges in the Irish portfolio where the rate of impaired loan migration has slowed.

There was no impairment charge in respect of loans and advances to banks in 2011, whereas in 2010 there had been a credit of £13 million following releases in respect of a small number of specific exposures. The impairment charge in respect of debt securities classified as loans and receivables was £8 million, or 14 per cent, lower at £49 million in 2011 compared to £57 million in 2010 and the impairment charge in respect of available-for-sale financial assets was £26 million, or 25 per cent, lower at £80 million in 2011 compared to £106 million in 2010. There was a release of £55 million in respect of other credit provisions in 2011, as a number of commitments have now been drawn down; in 2010 a charge of £75 million resulted from a small number of specific new cases.

The Group’s share of results of joint ventures and associates was a gain of £31 million in 2011 compared with a net loss of £88 million in 2010.

In 2011, the Group recorded a tax charge of £36 million compared to a tax credit of £325 million in 2010. The tax charge of £36 million in 2011 arose on a loss before tax of £342 million, reflecting the effect on deferred tax of the reduction in the UK corporation tax rate to 26 per cent with effect from 1 April 2011 and to 25 per cent with effect from 1 April 2012, offset by the net impact of certain tax losses where no deferred tax has been recognised and the recognition of other tax losses that had not previously been recognised.

The Group continues to focus on improving its risk profile and further strengthening its balance sheet, through improving the capital and funding position and making progress on reducing holdings of assets outside of its risk appetite, resulting in a reduction in such assets of £53 billion to £141 billion, against a commitment to decrease these assets to less than £90 billion by the end of 2014. There was a further strengthening of the funding position, with £35 billion of term wholesale funding raised, around £10 billion more than initially targeted. The Group’s new pricing management of savings products and its multi-brand strategy have resulted in customer deposit growth (excluding balances arising from repurchase agreements) of 6 per cent, above market growth. The Group had a particularly strong performance from the Halifax challenger brand as a result of innovative products launched in the year. Deposit growth, progress in funding and the asset reductions facilitated further pay-down of government and central bank facilities from £97 billion at the 2010 year end to £24 billion at the end of 2011 (with nothing outstanding under the UK Special Liquidity Scheme).

The Group’s credit market exposures primarily relate to asset-backed security exposures held in the Wholesale division; on the balance sheet these exposures are classified as loans and receivables, available-for-sale financial assets or trading and other financial assets at fair value through profit or loss depending on the nature of the investment. A detailed analysis of these asset-backed security exposures is provided in note 56 to the consolidated financial statements. The Wholesale division’s total exposure to asset-backed securities has decreased by £19,443 million from £34,724 million at 31 December 2010 to £15,281 million at 31 December 2011 as these investment holdings continue to reduce.

As at 31 December 2011, the Group’s capital ratios had increased with a total capital ratio on a Basel II basis of 15.6 per cent (compared to 14.5 per cent at 31 December 2010); a tier 1 capital ratio of 12.5 per cent (compared to 11.0 per cent at 31 December 2010) and a core tier 1 ratio of 10.8 per cent (compared to 9.6 per cent at 31 December 2010). During 2011 risk-weighted assets had decreased by £54,031 million to £352,341 million at 31 December 2011 compared with £406,372 million at 31 December 2010; this decrease reflected risk-weighted asset reductions across all divisions driven by balance sheet reductions, lower lending balances and stronger management of risk, including a £6,017 million reduction in the Retail division and a £32,398 million reduction in the Wholesale division.

2010 COMPARED WITH 2009

The Group recorded a loss before tax of £2,919 million in 2010 compared to a profit of £1,042 million in 2009 as a result of the £3,200 million payment protection insurance provision (see page 27). The results in 2010 also included a pension curtailment gain of £910 million, largely offset by a customer goodwill payments provision of £500 million (see page 27) and a loss on disposal of businesses of £365 million. The profit in 2009 had included a negative goodwill credit of £11,173 million in relation to the acquisition of HBOS plc by the Group and a fee of £2,500 million paid to the UK Government as part of the agreement for the Group not to enter into the Government Asset Protection Scheme. There were significant post-acquisition impairment losses in respect of the HBOS portfolios in both 2009 and 2010.

Total income decreased by £1,727 million, or 4 per cent, to £44,044 million in 2010 compared to £45,771 million in 2009; with a £3,520 million, or 39 per cent, increase in the Group’s net interest income only partly offsetting a £5,247million, or 14 per cent, decrease in other income.

Net interest income was £3,520 million, or 39 per cent, higher at £12,546 million in 2010 compared to £9,026 million in 2009. Net interest income was increased as the benefit of higher asset pricing more than offset the impact of lower deposit margins. The Group’s net interest margin increased by 61 basis points to 1.69 per cent in 2010 compared to 1.08 per cent in 2009 with increases in Retail, where margins improved as a result of improved asset pricing and decreases in the LIBOR to base rate spread, in Wholesale, again as a result of higher asset pricing to reflect customer risk, and in Commercial. There was, however, a reduced margin in Wealth and International as a result of lower base rates, a very competitive deposit environment and the impact of impaired lending balances.

Other income was £5,247 million, or 14 per cent, lower at £31,498 million in 2010 compared to £36,745 million in 2009. Fee and commission income was £264 million, or 6 per cent, higher at £4,992 million in 2010 compared to £4,728 million in 2009. Fee and commission expense was £165 million, or 11 per cent, higher at £1,682 million in 2010 compared to £1,517 million in 2009. Net trading income was £3,374 million lower at £15,724 million in 2010 compared to £19,098 million in 2009; this included a reduction of £2,551 million in gains on policyholder investments held in the Group’s insurance businesses (although this was largely offset by a decrease in the related claims expense, see below) as a result of relative market conditions over 2010, compared to 2009; in addition, a loss of £620 million, which was £193 million, or 45 per cent, higher than the loss of £427 million in 2009, arose from the change in fair value of the embedded equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009. During 2010 the Group exchanged certain existing subordinated debt securities for new securities, these exchanges resulted in a gain on extinguishment of the existing liabilities of £423 million, being the difference between the carrying amount of the securities extinguished and the fair value of the new securities together with related fees and costs; this was £1,075 million, or 72 per cent, lower than the gains of £1,498 million realised on similar transactions in 2009.

Insurance claims were £3,405 million lower at an expense of £19,088 million in 2010 compared to £22,493 million in 2009. The insurance claims expense in respect of life and pensions business was £3,310 million, or 15 per cent, lower at £18,549 million in 2010 compared to £21,859 million in

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2009 as a result of the relative returns on policyholder investments in the long-term insurance business; this movement in claims was broadly matched by a decrease in net trading income reflecting the gains on those policyholder investments. Insurance claims in respect of general insurance business were £95 million, or 15 per cent, lower at £539 million in 2010 compared to £634 million in 2009, this was due primarily to lower payment protection insurance claims related to unemployment.

Operating expenses increased by £486 million, or 3 per cent, to £16,470 million in 2010 compared to £15,984 million in 2009, this increase principally reflected the £3,200 million payment protection insurance provision in 2010, more than offsetting the impact of the non-repetition of the £2,500 million fee paid to the UK Government in 2009 as part of the agreement for the Group not to enter into the Government Asset Protection Scheme. A pension curtailment gain of £910 million in 2010 was offset by a £557 million increase in integration costs and a £500 million customer goodwill payments provision. Staff costs were £1,053 million, or 16 per cent, lower at £5,622 million in 2010 compared to £6,675 million in 2009. Excluding the pension curtailment gain of £910 million in 2010, staff costs were £143 million, or 2 per cent, lower at £6,532 million in 2010 compared to £6,675 million in 2009, as decreased salary costs, reflecting head count reductions, and lower levels of staff restructuring costs were partly offset by increases in other staff costs (reflecting greater use of agency staff in relation to the integration programme). Premises and equipment costs were £21 million, or 2 per cent, higher at £1,177 million in 2010 compared to £1,156 million in 2009. Other expenses, including the payment protection insurance provision, were £4,184 million higher at £7,037 million in 2010 compared to £2,853 million in 2009. This increase reflected the £3,200 million payment protection insurance provision and the £500 million customer goodwill payments provision, both in 2010, and increased communication costs and professional fees in relation to the ongoing integration of the Lloyds TSB and HBOS businesses. Depreciation and amortisation costs were £128 million lower at £2,432 million in 2010 compared to £2,560 million in 2009. In 2010 there was a charge of £202 million in respect of the impairment of tangible fixed assets; and in 2009 there was a charge of £240 million in respect of the impairment of goodwill attributable to the Group’s asset finance business.

Impairment losses decreased by £5,721 million, or 34 per cent, to £10,952 million in 2010 compared to £16,673 million in 2009. Impairment losses in respect of loans and advances to customers were £5,056 million, or 32 per cent, lower at £10,727 million in 2010 compared to £15,783 million in 2009. This reflected improved credit experience in the Retail, Wholesale and Commercial divisions as a result of the improving economic environment in the UK and the US; partly offset by increased charges in the International business, especially in Ireland and Australia. The Group’s ‘through the cycle’ credit policies and procedures, which focus on the development of enduring client relationships, had resulted in higher quality new business being originated across the UK and very little new origination took place outside the UK. The Group’s level of impairment is being managed in the current challenging economic environment by the Wholesale business support units, also covering Commercial and Retail collection and recovery units. The business support model has been expanded from Wholesale across Wealth and International division, with a central team established to manage the Group’s business support activity globally. The Group had also strengthened resources within Retail collections and recoveries to enable more timely engagement with customers experiencing difficulties to drive more effective customer outcomes.

The Group’s share of results of joint ventures and associates was a net loss of £88 million in 2010 compared to a net loss of £752 million in 2009; partly due to reduced losses in the joint venture vehicles and partly reflecting the fact that many of the investments are now substantially written-off.

On 16 January 2009, the Group had acquired 100 per cent of the ordinary share capital of HBOS plc. As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill of £11,173 million arose on the acquisition. The negative goodwill was recognised as a ‘Gain on acquisition’ in the income statement for the year ended 31 December 2009. There was no such credit in 2010.

In 2010, the Group incurred a loss on disposal of businesses of £365 million (2009: nil). During 2009, the Group had acquired an oil drilling rig construction business through a previous lending relationship and, in the second half of 2010, the Group reached agreement to dispose of its interests in the two wholly-owned subsidiary companies through which this business operates.

In 2010, the Group recorded a tax credit of £325 million compared to a tax credit of £1,911 million in 2009. The tax credit of £325 million in 2010 arose on a loss before tax of £2,919 million, an effective tax rate of 11 per cent compared to the standard UK corporation tax rate of 28 per cent. This lower rate reflected losses where no deferred tax was recognised together with the impact of the tax charge attributable to UK life insurance policyholders and the Group’s interests in Open Ended Investment Companies (OEICs), which is required to be included within the income tax charge, and a charge resulting from the change in the UK corporation tax rate being largely offset by overseas tax rate differences and other adjustments.

Total assets were £34,817 million lower at £992,438 million at 31 December 2010 compared to £1,027,255 million at 31 December 2009; loans and advances to customers were £34,372 million, or 5 per cent, lower at £592,597 million at 31 December 2010 compared to £626,969 million at 31 December 2009; and customer deposits were £13,108 million, or 3 per cent, lower at £393,633 million at 31 December 2010 compared to £406,741 million at 31 December 2009; total assets had reduced as the Group continued its strategy to reduce assets associated with non-relationship lending and investments, including business which is outside the Group’s current risk appetite. The reduction in total assets was substantially driven by reductions in portfolios of lending which are outside of the Group’s risk appetite across the three banking divisions, continued customer deleveraging and de-risking and subdued demand in lending markets.

The Wholesale division’s total exposure to asset-backed securities decreased by £8,139 million from £42,863 million at 31 December 2009 to £34,724 million at 31 December 2010 as these investments continued to run-off.

Mortgage-backed security exposures were £2,562 million lower at £15,656 million at 31 December 2010 compared to £18,218 million at 31 December 2009. Exposures to Alt-A US residential mortgage-backed securities were £267 million lower at £3,700 million at 31 December 2010 compared to £3,967 million at 31 December 2009; there is no exposure to sub-prime US residential mortgage-backed securities.

Exposures where reliance is placed on monoline insurers were limited to a total of £254 million at 31 December 2010 (31 December 2009: £444 million); all of the exposure at 31 December 2010 was rated AA.

At the end of December 2010, the Group’s capital ratios had increased with a total capital ratio on a Basel II basis of 14.5 per cent (compared to 12.4 per cent at 31 December 2009), a tier 1 ratio of 11.0 per cent (compared to 9.6 per cent at 31 December 2009) and a core tier 1 ratio of 9.6 per cent (compared to 8.1 per cent at 31 December 2009). During 2010, risk-weighted assets had decreased by £86,935 million to £406,372 million at 31 December 2010 compared to £493,307 million at 31 December 2009; this decrease reflected balance sheet reductions across all banking divisions, a revised assessment of the Retail division’s secured lending risk-weighted assets following improvements in the economic outlook and changes introduced as a result of continuing the process of integrating the Lloyds TSB and HBOS regulatory capital approaches which had impacted particularly on the Wholesale division.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

NET INTEREST INCOME

	2011	2010[1]	2009[1]
Net interest income £m	12,698	12,546	9,026
Average interest-earning assets £m	736,032	741,883	833,503
Average rates:
– Gross yield on interest-earning assets%[2]	3.58	3.95	3.39
– Interest spread%[3]	1.62	1.64	1.05
– Net interest margin%[4]	1.73	1.69	1.08

[1]	During 2011 the Group has revised its treatment of offset accounts; average balances for 2010 and 2009 have been restated accordingly.

[2]	Gross yield is the rate of interest earned on average interest-earning assets.

[3]	Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

[4]

The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

2011 COMPARED WITH 2010

Net interest income was £12,698 million in 2011; an increase of £152 million, or 1 per cent compared to £12,546 million in 2010. There was a credit of £696 million in 2011 arising from liability management gains (see below) and a benefit of £1,117 million from a reduction in the amounts payable to unitholders in those Open-Ended Investment Companies included in the consolidated results of the Group. However, there were decreases within the Retail division, as a result of higher wholesale funding costs which were not matched by average customer rates, and previous de-risking of the lending portfolio resulting in reduced secured lending balances; and in the Wholesale division reflecting lower interest-earning asset balances and higher funding costs partly offset by improved margins on deposit products.

Average interest-earning assets were £5,851 million, or 1 per cent, lower at £736,032 million in 2011 compared to £741,883 million in 2010. This reduction reflected the run-off of assets which were outside of the Group’s risk appetite from the Group’s balance sheet and subdued lending demand.

Average interest-earning assets in Retail were £10,963 million, or 3 per cent, lower at £362,145 million in 2011 compared to £373,108 million in 2010. Average personal mortgage balances were £7,235 million, or 2 per cent, lower at £335,496 million in 2011 compared with £342,731 million in 2010; Retail’s new mortgage lending continued to be focused on home purchase with 70 per cent of lending being for house purchase rather than re-mortgaging. Average other personal lending balances were £3,728 million, or 12 per cent, lower at £26,649 million in 2011 compared with £30,377 million in 2010 as a result of customers continuing to reduce their personal indebtedness, particularly in unsecured lending.

Average interest-earning assets across the rest of the Group were £5,112 million, or 1 per cent, higher at £373,887 million in 2011 compared to £368,775 million in 2010. Relationship lending and similar average interest-earning assets in Wholesale were £24,787 million, or 16 per cent, lower at £130,209 million in 2011 compared to £154,996 million in 2010, as demand for new corporate lending and refinancing of existing facilities was more than offset by maturities, reflecting a continued trend of subdued corporate demand for lending and customer deleveraging. Balances in Wealth and International were £4,959 million, or 7 per cent, lower at £63,279 million in 2011 compared to £68,238 million in 2010. Average interest-earning assets in Commercial were £241 million, or 1 per cent, higher at £29,753 million in 2011 compared to £29,512 million in 2010. The remainder of the Group’s average interest-earning assets, which include certain non-relationship and treasury-related balances in the Wholesale division and the bank deposits held in the insurance business, were £34,617 million, or 30 per cent, higher at £150,646 million in 2011 compared to £116,029 million in 2010.

The Group’s net interest margin increased by 4 basis points to 1.73 per cent in 2011 compared to 1.69 per cent in 2010. However, net interest income in 2011 included £696 million in relation to the revision in the carrying values of certain debt securities. During December 2011, the Group completed the exchange of certain subordinated debt securities issued by Lloyds TSB Bank plc and HBOS plc for new subordinated debt securities issued by Lloyds TSB Bank plc by undertaking an exchange offer on certain securities which were eligible for call before 31 December 2012. As part of the exchange, the Group announced that all decisions to exercise calls on those original securities that remained outstanding following the exchange offer would be made with reference to the prevailing regulatory, economic and market conditions at the time. These securities will not, therefore, be called at their first available call date which will lead to coupons continuing to be paid until possibly the final redemption date of the securities. Consequently, the Group is required to adjust the carrying amount of these securities to reflect the revised estimated cash flows over their revised life and to recognise this change in carrying value in interest expense. Included within net interest income is a credit of £570 million in respect of the securities that remained outstanding following the exchange offer. In December 2011, the Group decided to defer payment of non-mandatory coupons on certain securities and, instead, settle them using an Alternative Coupon Satisfaction Mechanism (ACSM) on their contractual terms. This change in expected cashflows resulted in a gain of £126 million in net interest income from the recalculation of the carrying value of these securities. Excluding these amounts net interest income was £544 million, or 4 per cent, lower at £12,002 million in 2011 compared to £12,546 million in 2010 and the net interest margin was 6 basis points lower at 1.63 per cent in 2011 compared to 1.69 per cent in 2010. An increase in margin in Commercial was more than offset by reduced margins in Retail, Wholesale and Wealth and International. Margins in Commercial improved as a result of an increase in deposit balances, a consequently larger funding surplus and a more favourable deposit mix. In Retail margins decreased due to muted demand for credit and previous de-risking of the lending portfolios with a resulting reduction in unsecured balances. In Wholesale margins decreased slightly with the impact of higher funding costs almost fully offset by re-pricing activity and increased deposit margins and values. Margins in Wealth and International decreased reflecting the increased strains of lost earnings on higher impaired asset balances and higher funding costs although this was largely offset by stronger deposit margins in the Wealth businesses and higher deposit balances and margins in the Group’s International on-line deposit business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2010 COMPARED WITH 2009

Net interest income was £3,520 million, or 39 per cent, higher at £12,546 million in 2010 compared to £9,026 million in 2009. Interest and similar income was £1,102 million, or 4 per cent, higher at £29,340 million in 2010 compared to £28,238 million in 2009; and interest and similar expense was £2,418 million, or 13 per cent, lower at £16,794 million in 2010 compared to £19,212 million in 2009. In the Retail division, this reflected higher asset pricing (partly due to mortgage customers moving onto and staying on standard variable rates and lending being priced to more appropriately reflect risk and rising funding costs), in part offset by the impact on interest expense of lower LIBOR to base rate spreads although there had been a reduction in the more expensive deposit balances. In the Wholesale division, lending was also being re-priced to reflect customer risk profiles resulting in higher customer margins on new business and from re-pricing on renewals. Across the Group, there had been some increase in funding costs as a result of the Group’s improved funding profile but there had been a benefit from a £723 million reduction in the amounts payable to unit holders in those Open-Ended Investment Companies included in the consolidated results of the Group (although, since these are policyholder items, there was no impact on profit attributable to shareholders).

Average interest-earning assets were £91,620 million, or 11 per cent, lower at £741,883 million in 2010 compared to £833,503 million in 2009. This reduction reflected the successful removal of assets which were outside of the Group’s risk appetite from the Group’s balance sheet.

Average interest-earning assets in Retail were £11,175 million, or 3 per cent, lower at £373,108 million in 2010 compared to £384,283 million in 2009. Average personal mortgage balances were £7,141 million, or 2 per cent, lower at £342,731 million in 2010 compared to £349,872 million in 2009, in part reflecting a slight reduction in demand in the UK mortgage market in 2010; Retail had continued to focus on supporting the housing market with 70 per cent of new lending being for house purchases rather than re-mortgages. Average other personal lending balances were £4,034 million, or 12 per cent, lower at £30,377 million in 2010 compared to £34,411 million in 2009 as a result of reduced customer demand for credit and customers continuing to reduce their personal indebtedness, with reductions in both unsecured loan and credit card balances.

Average interest-earning assets across the rest of the Group were £80,445 million, or 18 per cent, lower at £368,775 million in 2010 compared to £449,220 million in 2009. Relationship lending and similar average interest-earning assets in Wholesale were £19,621 million, or 11 per cent, lower at £154,996 million in 2010 compared to £174,617 million in 2009 as demand for new corporate lending and refinancing of existing facilities was more than offset by the level of maturities, reflecting a continuing trend of subdued corporate lending and customer deleveraging. Such balances in Wealth and International were £645 million, or 1 per cent, lower at £68,238 million in 2010 compared to £68,883 million in 2009. Average interest-earning assets in Commercial were £920 million, or 3 per cent, lower at £29,512 million in 2010 compared to £30,432 million in 2009. The remainder of the Group’s average interest-earning assets, which include certain non-relationship and treasury-related balances in the Wholesale division and the bank deposits held in the insurance businesses, were £59,259 million, or 34 per cent, lower at £116,029 million in 2010 compared to £175,288 million in 2009; this reflected planned balance sheet reductions.

The Group’s net interest margin increased by 61 basis points to 1.69 per cent in 2010 compared to 1.08 per cent in 2009 with increases in Retail, Wholesale and Commercial only partly offset by reduced margins in the Wealth and International business. Margins in Retail improved as a result of improved asset pricing and decreases in the LIBOR to base rate spread. In Wholesale margins were also improved, again as result of higher asset pricing to reflect customer risk. Declining margins in Wealth and International reflected reduced base rates, a very competitive deposit environment and the impact of impaired lending balances.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER INCOME
	2011	2010	2009
	£m	£m	£m
Fee and commission income:
– Current account fees	1,053	1,086	1,088
– Credit and debit card fees	877	812	765
– Other[1]	3,005	3,094	2,875
	4,935	4,992	4,728
Fee and commission expense	(1,391)	(1,682)	(1,517)
Net fee and commission income	3,544	3,310	3,211
Net trading income	(368)	15,724	19,098
Insurance premium income	8,170	8,148	8,946
Liability management gains	599	423	1,498
Other	2,169	3,893	3,992
Other operating income	2,768	4,316	5,490
Total other income	14,114	31,498	36,745

1

In previous years the Group has included annual management charges on non-participating investment contracts within insurance claims. In light of developing practice, these amounts (2011: £606 million; 2010: £577 million; 2009: £474 million) are now included within net fee and commission income.

2011 COMPARED WITH 2010

Other income was £17,384 million, or 55 per cent, lower at £14,114 million in 2011 compared to £31,498 million in 2010, as a result of the factors discussed below.

Fee and commission income was little changed at £4,935 million in 2011 compared with £4,992 million at 2010; a reduction of £57 million or 1 per cent. Current account fees were £33 million, or 3 per cent, lower at £1,053 million in 2011 compared to £1,086 million in 2010, following a restructuring of the customer tariff. An increase of £65 million, or 8 per cent, in credit and debit card fees from £812 million in 2010 to £877 million in 2011 resulted from increased customer activity, particularly over the internet. Other fees and commissions were £89 million, or 3 per cent, lower at £3,005 million in 2011 compared with £3,094 million in 2010.

Fee and commission expense was £291 million, or 17 per cent, lower at £1,391 million in 2011 compared to £1,682 million in 2010.

Net trading income was £16,092 million lower at a deficit of £368 million in 2011 compared with a surplus of £15,724 million in 2010. Net trading income within the insurance businesses was a deficit of £518 million in 2011 compared to a surplus of £13,749 million in 2010, which reflected the market performance in 2011, however this decrease along with the increase in long-term insurance premium income were largely offset by the overall decrease in insurance claims expense. A loss of £5 million in 2011, compared with a loss in 2010 of £620 million, arose from the change in fair value of the embedded equity conversion feature contained in the Enhanced Capital Notes issued by the Group. Net trading income within the Group’s banking activities was £2,440 million, or 94 per cent lower at £155 million in 2011 compared with £2,595 million in 2010. This decrease in the banking business reflected poor trading conditions and, in particular a total charge of £718 million for derivative valuation adjustments, compared to £42 million in 2010.

Insurance premium income was largely unchanged at £8,170 million in 2011 compared with £8,148 million in 2010; an increase of £22 million. Earned premiums in respect of the Group’s long-term life and pensions business were £181 million, or 3 per cent, higher at £6,954 million in 2011 compared to £6,773 million in 2010. General insurance earned premiums were £159 million, or 12 per cent, lower at £1,216 million in 2011 compared with £1,375 million in 2010.

During December 2011 the Group completed the exchange of certain existing subordinated debt securities issued by Lloyds TSB Bank plc and HBOS plc for new subordinated debt securities issued by Lloyds TSB Bank plc by undertaking an exchange offer on certain securities which were eligible for call before 31 December 2012. This exchange resulted in a gain on extinguishment of the existing securities of £599 million, compared with £423 million in 2010, being the difference between the carrying value of the securities extinguished and the fair value of the new securities issued together with related fees and costs.

Other operating income, excluding the liability management gains, was £1,724 million, or 44 per cent, lower at £2,169 million in 2011 compared with £3,893 million in 2010; this was mainly driven by a significant decline in the movement in value of in-force business from a profit of £789 million in 2010 to a loss of £622 million in 2011, particularly reflecting non-economic assumption changes and economic variance (see note 30 to the financial statements), along with lower levels of operating lease rentals receivable and lower gains on disposal of available-for-sale financial assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2010 COMPARED WITH 2009

Other income was £5,247 million lower at £31,498 million in 2010 compared to £36,745 million in 2009, as a result of the factors discussed below.

Fee and commission income was £264 million, or 6 per cent, higher at £4,992 million in 2010 compared to £4,728 million in 2009. Current account fees were little changed at £1,086 million in 2010 compared to £1,088 million in 2009 but credit and debit card fees were £47 million, or 6 per cent, higher at £812 million in 2010 compared to £765 million in 2009. Other fee and commission income was £219 million, or 8 per cent, higher at £3,094 million in 2010 compared to £2,875 million in 2009.

Fee and commission expense was £165 million, or 11 per cent, higher at £1,682 million in 2010 compared to £1,517 million in 2009. There had been increases in fees payable related to added-value account packages and higher levels of card fees payable, as well as increased levels of fees payable in respect of the Group’s fund management activities.

Net trading income was £3,374 million lower at £15,724 million in 2010 compared to £19,098 million in 2009. Net trading income within the insurance businesses was £2,551 million, or 16 per cent, lower at £13,749 million in 2010 compared to £16,300 million in 2009 which reflected a more subdued market performance in 2010 (equity market values increased by 9 per cent in 2010 compared to 22 per cent in 2009) although this decrease and the reduction in long-term insurance premium income were largely offset by the decrease in the insurance claims expense. A loss of £620 million, which was £193 million, or 45 per cent, higher than the loss of £427 million in 2009, arose from the change in fair value of the embedded equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009. Net trading income within the Group’s banking activities was £630 million, or 20 per cent, lower at £2,595 million in 2010 compared to £3,225 million in 2009 as the Group continued to reduce activities outside of its risk appetite.

Insurance premium income was £798 million, or 9 per cent, lower at £8,148 million in 2010 compared to £8,946 million in 2009. Earned premiums in respect of the Group’s long-term life and pensions business were £687 million, or 9 per cent lower, at £6,773 million in 2010 compared to £7,460 million in 2009, this reflected reduced new business sales, mainly as a result of the withdrawal, during 2009, of certain HBOS legacy products with lower returns. General insurance earned premiums were £111 million lower at £1,375 million in 2010 compared to £1,486 million in 2009; this primarily reflected the Group’s withdrawal from the payment protection insurance market in July 2010.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING EXPENSES
	2011	2010 [1]	2009
	£m	£m	£m
Administrative expenses:
Staff:
– Salaries	3,784	3,787	3,902
– Performance-based compensation	361	533	491
– Social security costs	432	396	383
– Pensions and other post-retirement benefit schemes:
Curtailment gain	—	(910)	—
Other	401	628	744
	401	(282)	744
– Restructuring costs	124	119	412
– Other staff costs	1,064	1,069	743
	6,166	5,622	6,675
Premises and equipment:
– Rent and rates	547	602	569
– Hire of equipment	22	18	20
– Repairs and maintenance	188	199	226
– Other	294	358	341
	1,051	1,177	1,156
Other expenses:
– Communications and data processing	954	1,126	668
– Advertising and promotion	398	362	335
– Professional fees	576	742	540
– Customer goodwill payments provision	—	500	—
– Financial services compensation scheme levies	179	46	73
– UK bank levy	189	—	—
– Provision in relation to German insurance business litigation	175	—	—
– Other	1,122	1,061	1,237
	3,593	3,837	2,853
Depreciation and amortisation:
– Depreciation of tangible fixed assets	1,434	1,635	1,716
– Amortisation of acquired value of in-force non-participating investment contracts	78	76	75
– Amortisation of other intangible assets	663	721	769
	2,175	2,432	2,560
Impairment of tangible fixed assets[2]	65	202	—
Goodwill impairment	—	—	240
Total operating expenses, excluding payment protection insurance provision and Government Asset Protection Scheme fee	13,050	13,270	13,484
Payment protection insurance provision	—	3,200	—
Government Asset Protection Scheme fee	—	—	2,500
Total operating expenses	13,050	16,470	15,984
Cost:income ratio (%)[3]	62.8	66.0	68.7

1	During 2011, the Group has reviewed the analysis of certain cost items and as a result has reclassified some items of expenditure; comparatives for 2010 have been restated accordingly.

2	£65 million (2010: £52 million; 2009: nil) of the impairment of tangible fixed assets relates to integration activities.

3	Total operating expenses divided by total income, net of insurance claims.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2011 COMPARED WITH 2010

Operating expenses decreased by £3,420 million, or 21 per cent, to £13,050 million in 2011 compared with £16,470 million in 2010. This decrease principally reflected the £3,200 million payment protection insurance provision made in 2010.

Staff costs were £544 million, or 10 per cent, higher in 2011 at £6,166 million compared to £5,622 million in 2010. However, excluding the net pension curtailment gain of £910 million in 2010, staff costs were actually lower by £366 million, a decrease of 6 per cent from £6,532 million in 2010. Salaries were largely unchanged at £3,784 million in 2011 compared with £3,787 million in 2010 as the impact of annual pay rises, and some enhancement of benefits following the harmonisation of terms and conditions across the Group, was offset by staff reductions. Pensions costs, excluding the curtailment gain in 2010, were £227 million, or 36 per cent, lower at £401 million in 2011 compared to £628 million in 2010, principally as a result of increased asset levels in the defined benefit schemes at the end of 2010 leading to a higher expected return. Staff bonuses were £172 million, or 32 per cent, lower at £361 million in 2011 compared with £533 million in 2010. variable pay is reflective of the performance of the business and total discretionary bonus awards are approximately 30 per cent lower than last year with bonuses above £2,000 subject to deferral and adjustment. Social security costs were £36 million, or 9 per cent, higher at £432 million in 2011 compared with £396 million in 2010 in part due to an increase in the percentage payable. Staff restructuring costs at £124 million in 2011 compared with £119 million in 2010, and other staff costs, at £1,064 million in 2011 compared with £1,069 million remained largely unchanged.

Premises and equipment costs were £126 million, or 11 per cent, lower at £1,051 million in 2011 compared to £1,177 million in 2010. Rent and rates was £55 million, or 9 per cent, lower at £547 million in 2011 compared to £602 million in 2010, mainly as a result of the closure of operations in Ireland; and other premises and equipment costs decreased by £64 million or 18 per cent, in part due to profits on disposal of operating lease assets and other equipment.

Other expenses (excluding the payment protection insurance provision charge of £3,200 million from 2010) were £244 million, or 6 per cent, lower at £3,593 million in 2011 compared with £3,837 million in 2010. Other expenses in 2010 included a charge of £500 million in respect of the customer goodwill payments provision, which was not repeated in 2011; and in 2011 there was a charge of £175 million in respect of German insurance business litigation, £189 million for the UK bank levy and a total of £179 million for Financial Services Compensation Scheme levies compared to only £46 million in 2010. Excluding these items, other expenses in 2011 were £241 million, or 7 per cent, lower at £3,050 million compared to £3,291 million in 2010. Communications and data processing costs were £172 million, or 15 per cent, lower at £954 million in 2011 compared with £1,126 million in 2010 as a result of increased amounts of software expenditure being suitable for capitalisation as the integration programme has progressed. Professional fees were £166 million, or 22 per cent, lower at £576 million in 2011 compared with £742 million in 2010 following reduced expenditure within the integration programme and on a number of specific projects.

Depreciation and amortisation costs were £257 million, or 11 per cent, lower at £2,175 million in 2011 compared with £2,432 million in 2010. This reflects reductions in the operating lease asset portfolio, certain tranches of equipment now being fully depreciated and some reduction in the charge for the amortisation of acquisition intangibles.

A charge of £65 million arose in respect of impairment of tangible fixed assets, all of which related to integration activities; in 2010, £52 million of the total charge of £202 million related to integration activities with the remainder related to impairment of assets held by an oil drilling rig business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2010 COMPARED WITH 2009

Operating expenses increased by £486 million, or 3 per cent, to £16,470 million in 2010 compared to £15,984 million in 2009. This increase principally reflected the £3,200 million payment protection insurance provision in 2010, which more than offset the non-repetition of the £2,500 million fee paid in 2009 to the UK Government as part of the agreement for the Group not to enter into the Government Asset Protection Scheme.

Staff costs were £1,053 million, or 16 per cent, lower at £5,622 million in 2010 compared to £6,675 million in 2009. Staff costs in 2010 were reduced by a curtailment gain related to the Group’s pension schemes. Following changes by the Group to the terms of its UK defined benefit pension schemes, all future increases to pensionable salary will be capped each year at the lower of: Retail Prices Index inflation; each employee’s actual percentage increase in pay; and 2 per cent of pensionable pay. In addition to this, during 2010 there was also a change in commutation factors in certain defined benefit schemes. The combined effect of these changes was a reduction in the Group’s defined benefit obligation of £1,081 million and a reduction in the Group’s unrecognised actuarial losses of £171 million, resulting in a net curtailment gain of £910 million recognised in the income statement in 2010. Excluding the pension curtailment gain of £910 million in 2010, staff costs were £143 million, or 2 per cent, lower at £6,532 million in 2010 compared to £6,675 million in 2009. Salaries were £115 million, or 3 per cent, lower at £3,787 million in 2010 compared to £3,902 million in 2009 as the impact of annual pay rises had been more than offset by staff reductions; performance-based compensation was £42 million, or 9 per cent, higher at £533 million in 2010 compared to £491 million in 2009; pension costs, excluding the curtailment gain, were £116 million, or 16 per cent, lower at £628 million in 2010 compared to £744 million in 2009, principally as a result of increased asset levels in the defined benefit schemes at the end of 2009 which led to a higher expected return; staff restructuring costs were £293 million, or 71 per cent, lower at £119 million in 2010 compared to £412 million in 2009 principally as the significant staff rationalisations as part of the Group integration programme in 2009 were not repeated in 2010; and other staff costs were £324 million, or 44 per cent, higher at £1,069 million in 2010 compared to £743 million in 2009, which largely reflected increased use of agency staff in relation to the integration programme.

Premises and equipment costs were £21 million, or 2 per cent, higher at £1,177 million in 2010 compared to £1,156 million in 2009. Rent and rates were £33 million, or 6 per cent, higher at £602 million in 2010 compared to £569 million in 2009, as a result of rent reviews and integration-related expenditure; and other premises and equipment costs were £17 million, or 5 per cent, higher at £358 million in 2010 compared to £341 million in 2009.

Other expenses were £984 million higher at £3,837 million in 2010 compared to £2,853 million in 2009. These costs in 2010 included a £500 million customer goodwill payments provision. Lloyds Banking Group had been in discussions with the FSA regarding the application of an interest variation clause in certain Bank of Scotland plc variable rate mortgage contracts where the wording in the offer documents received by certain customers had the potential to cause confusion. The relevant mortgages were written between 2004 and 2007 by Bank of Scotland plc under the ‘Halifax’ brand. In February 2011, the Group reached agreement with the FSA in relation to initiating a customer review and contact programme and making goodwill payments to affected customers. In order to make these goodwill payments, Bank of Scotland plc had applied for a voluntary variation of Permission to carry out the customer review and contact programme to bring it within section 404F(7) of the Financial Services and Markets Act 2000 (FSMA).

Excluding the customer goodwill payments provision, other expenses in 2010 were £484 million, or 17 per cent, higher at £3,337 million compared to £2,853 million in 2009. Communications and data processing costs were £458 million, or 69 per cent, higher at £1,126 million in 2010 compared to £668 million in 2009 and professional fees were £202 million, or 37 per cent, higher at £742 million in 2010 compared to £540 million in 2009; in both cases reflecting increased levels of integration-related expenditure.

Depreciation and amortisation costs were £128 million, or 5 per cent, lower at £2,432 million in 2010 compared to £2,560 million in 2009.

A charge of £202 million (2009: nil) arose in respect of the impairment of tangible fixed assets. During 2009, the Group had acquired an oil drilling rig construction business through a previous lending relationship and consolidated the results and net assets of the business from the date that it exercised control; during 2010, as a result of a deteriorating market, the Group impaired the oil drilling rigs under construction held by the business by £150 million to reflect their reduced value in use. A further £52 million impairment charge related to the write-off of certain tangible fixed assets as a result of integration activities.

In 2009, a charge of £240 million had arisen in respect of the impairment of goodwill; there was no impairment charge in respect of goodwill in 2010.

Total operating expenses in 2010 included a £3,200 million payment protection insurance provision. On 8 October 2010, the British Bankers’ Association (BBA), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on 20 April 2011 judgment was handed down by the High Court dismissing the BBA’s application. Subsequent to the publication of the judgment, the Group had been in discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement. As a result, and given the initial analysis that the Group had conducted of compliance with applicable sales standards which was continuing, the Group had concluded that there were certain circumstances where customer contact and/or redress would be appropriate. Accordingly the Group made a provision in its income statement for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such contact and/or redress, including administration expenses.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENT
	2011	2010	2009
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to banks	—	(13)	(3)
Loans and advances to customers	8,020	10,727	15,783
Debt securities classified as loans and receivables	49	57	248
Total impairment losses on loans and receivables	8,069	10,771	16,028
Impairment of available-for-sale financial assets	80	106	602
Other credit risk provisions	(55)	75	43
Total impairment charged to the income statement	8,094	10,952	16,673

2011 COMPARED WITH 2010

Impairment losses decreased by £2,858 million, or 26 per cent, to £8,094 million in 2011 compared to £10,952 million in 2010.

The decrease in the Group’s charge was seen across all divisions. These lower charges were principally supported by the continued application of the Group’s prudent risk appetite and strong risk management controls resulting in improved portfolio and new business quality, continued low interest rates, and broadly stable UK property prices, partly offset by weakening UK economic growth and rising unemployment.

The impairment charge in respect of loans and advances to customers was £2,707 million, or 25 per cent, lower at £8,020 million compared to £10,727 million in 2010.

In Retail there was a higher secured impairment charge, with the increase on 2010 largely reflecting a less certain outlook for house prices, and provisioning against existing credit risks which have longer emergence periods due to current low interest rates. These factors were partially offset by an improvement in the quality of the secured portfolio. Secured asset quality remained good and the number of customers entering arrears reduced through 2011 compared to 2010. The stock of properties in repossession remained stable and the sales prices of repossessed properties continued to be at expected values. The proportion of the mortgage portfolio with an indexed loan-to-value of greater than 100 per cent decreased to 12 per cent at 31 December 2011, benefitting from the regional mix of lending. The value of the portfolio with an indexed loan-to-value of greater than 100 per cent and more than three months in arrears was stable at just over £3 billion. There was a decrease in the unsecured impairment charge, reflecting continued improving new business quality and portfolio trends as a result of its conservative risk appetite, with a focus on lending to existing customers.

In Wholesale there was a decrease in the impairment charge, primarily driven by lower impairment from the corporate real estate and real estate related asset portfolios partly offset by higher impairment on leveraged acquisition finance exposures. The continued low interest rate environment helped to maintain defaults at a reduced level. In addition, newly impaired assets, being generally of better quality, require a lower level of provisions once impaired than previously impaired assets.

In Commercial, the impairment charge decreased, reflecting the benefits of the low interest rate environment, which helped maintain defaults at a lower level, and the continued application of the Group’s prudent credit risk appetite.

In Wealth and International, impairment charges were also lower. The reduction predominantly reflects lower impairment charges in the Irish portfolio where the rate of impaired loan migration slowed. The impairment charge as a percentage of average loans and advances to customers improved. Impaired loans increased by £0.4 billion with an increase of £1.9 billion in Ireland partly offset by a reduction in the Australasian book as a result of write-offs and disposals, resulting in 42.8 per cent of the International portfolios (66.0 per cent of the Irish portfolio) being classified as impaired compared with 35.1 per cent in 2010.

There was no impairment charge in respect of loans and advances to banks in 2011, whereas in 2010 there had been a credit of £13 million following releases in respect of a small number of specific exposures. The impairment charge in respect of debt securities classified as loans and receivables was £8 million, or 14 per cent, lower at £49 million in 2011 compared to £57 million in 2010 and the impairment charge in respect of available-for-sale financial assets was £26 million, or 25 per cent, lower at £80 million in 2011 compared to £106 million in 2010.

There was a release of £55 million in respect of other credit provisions in 2011, as a number of commitments have now been drawn down; in 2010 a charge of £75 million resulted from a small number of specific new cases.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2010 COMPARED WITH 2009

Impairment losses decreased by £5,721 million, or 34 per cent, to £10,952 million in 2010 compared to £16,673 million in 2009.

The reduction in the Group’s impairment charge in 2010 reflected stabilisation of the wholesale portfolios and improved retail affordability and performance. Improvements in Wholesale, Commercial and Retail more than offset increased impairment charges in Ireland and Australia, the latter caused by difficult market conditions. The Group’s ‘through the cycle’ credit policies and procedures, which focus on the development of enduring client relationships, had resulted in higher quality new business being originated across the UK and very little new origination took place outside the UK. The Group’s level of impairment was managed in the challenging economic environment by the Wholesale business support units, also covering Commerial, and Retail collection and recovery units. The business support model was expanded from Wholesale across Wealth and International division, with a central team established to manage the Group’s business support activity globally. The Group had also strengthened resources within Retail collections and recoveries to enable more timely engagement with customers experiencing difficulties to drive more effective customer outcomes. The Group had actively reduced limits to Portugal, Ireland, Italy, Greece and Spain over 2009 and 2010, with the associated country risk profile modest in the context of the Group’s asset base.

The impairment charge in respect of loans and advances to customers was £5,056 million, or 32 per cent, lower at £10,727 million in 2010 compared to £15,783 million in 2009. This improvement reflected reduced impairment charges in Retail, as a result of the improved quality of new business and a slow recovery in the UK economy, Wholesale, where stabilising economic conditions have led to lower impairment charges, particularly in the corporate real estate and real estate-related UK and US portfolios, and Commercial; only partly offset by increased impairment charges in Wealth and International as a result of difficult market conditions in a number of locations abroad, particularly Ireland and Australia, and especially in relation to the commercial real estate portfolios in those locations. The level of losses continued to be dominated by the economic environment in Ireland, and to a lesser extent had also been influenced by the performance of specific areas of the Australian economy.

In Retail, there was a lower secured impairment charge reflecting reduced impaired loan levels and improved arrears in the first half of 2010, although in the second half, and particularly in the last quarter, the Group had seen some signs of strain, with fewer customers returning their accounts to order than was the case six months previously. Although house prices fell slightly over 2010, the proportion of the mortgage portfolio with an indexed loan-to-value of greater than 100 per cent was broadly stable at 13 per cent. The value of the portfolio with an indexed loan-to-value greater than 100 per cent and more than three months in arrears increased by £0.2 billion and at 31 December 2010 was £3.2 billion, representing 0.9 per cent of the portfolio. The number of mortgage customers new to arrears had also remained relatively stable over 2010, and was well below the peak experienced in the second half of 2008. There was a decrease in the unsecured impairment charge, reflecting continued improving portfolio trends resulting from application of the Group’s risk appetite, management actions taken over 2009 and 2010, and stable unemployment. Unsecured impaired loans decreased as a result of fewer cases going into arrears, improved quality of new business and increased write off of impaired loans.

The Wholesale impairment charge decreased as a result of the significant actions which were taken in the first half of 2009 on the heritage HBOS portfolios (including the identification of large impairments subsequent to the HBOS acquisition, especially in corporate real estate, real estate-related and Corporate (UK and US) portfolios), together with the stabilising UK and US economic environment in 2010, with a low interest rate environment helping to maintain defaults at a lower level, and a number of write backs due to asset disposals.

The Commercial impairment charge was lower, again reflecting some stabilisation in the UK economy and the benefit to customers of the low interest rate environment.

The impairment charge in respect of loans and advances to banks improved by £10 million to a credit of £13 million compared to a credit of £3 million in 2009; this reflected releases in respect of a small number of specific exposures. The impairment charge in respect of debt securities classified as loans and receivables decreased by £191 million, or 77 per cent, to £57 million in 2010 compared to £248 million in 2009. Impairment losses in respect of available-for-sale financial assets were £496 million lower at £106 million in 2010 compared to £602 million in 2009. The charge in respect of other credit risk provisions was £32 million, or 74 per cent, higher at £75 million in 2010 compared to £43 million in 2009, as a result of a small number of specific new cases that arose in 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TAXATION
	2011	2010	2009
	£m	£m	£m
UK corporation tax:
– Current tax on profits for the year	(93)	(146)	(227)
– Adjustments in respect of prior years	(146)	310	(310)
	(239)	164	(537)
Double taxation relief	—	1	10
	(239)	165	(527)
Foreign tax:
– Current tax on profits for the year	(90)	(82)	(221)
– Adjustments in respect of prior years	36	49	40
	(54)	(33)	(181)
Current tax credit (charge)	(293)	132	(708)
Deferred tax	257	193	2,619
Taxation (charge) credit	(36)	325	1,911

2011 COMPARED WITH 2010

The rate of tax is influenced by the geographic and business mix of profits. In 2011, a tax charge of £36 million arose on the loss before tax of £342 million and in 2010 a tax credit of £325 million arose on the loss before tax of £2,919 million. The statutory corporation tax rates were 26.5 per cent for 2011 and 28.0 per cent for 2010. The Group’s tax charge or credit is distorted, in particular, by the requirement to include, within income tax in the income statement, the tax attributable to UK life insurance policyholder earnings and the Group’s interests in Open Ended Investment Companies. The tax attributable to UK life insurance policyholder earnings and the Group’s interest in Open Ended Investment Companies was a credit of £72 million in 2011 and a charge of £315 million in 2010. The changes in UK corporation tax rates lead to an additional charge of £420 million in 2011 (2010: £169 million) and in both years there was an additional charge arising in respect of tax losses where no deferred tax has been recognised (2011: £261 million; 2010: £487 million) but in 2011 this was more than offset by a credit of £332 million from the recognition of tax losses not previously recognised. The Group does not expect the tax rate, excluding the impact of policyholders’ tax and Open Ended Investment Companies, to vary significantly from the average UK corporation tax rate.

2010 COMPARED WITH 2009

In 2010, a tax credit of £325 million arose on a loss before tax of £2,919 million and in 2009 a tax credit of £1,911 million arose on a profit before tax of £1,042 million. The statutory corporation tax rate was 28 per cent in both years. The tax attributable to UK life insurance policyholder earnings and the Group’s interest in Open Ended Investment Companies was a charge of £315 million for 2010 compared to a charge of £410 million in 2009. The tax position in 2009 was also particularly distorted by the gain on acquisition of £11,173 million, which did not attract a tax charge. In both 2010 and 2009, there was also an impact from tax losses, mostly in overseas jurisdictions, where deferred tax assets were not recognised, leading to an additional charge of £487 million in 2010 (2009: £332 million). The remainder of the variation in effective tax rates reflected normal fluctuations in disallowed and non-taxable items.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTEGRATION COSTS AND BENEFITS

The Group successfully achieved the Integration programme target of delivering run-rate cost synergies and other operating efficiencies of £2 billion per annum from the programme by the end of 2011.

The sustainable run-rate synergies achieved as at 31 December 2011 totalled £2,054 million, excluding a number of one-off savings. The table below analyses the run-rate synergies as at 31 December 2011 by division.

	2011
	Synergy run-rate as at 31 December 2011 £m	Allocation of Group Operations run-rate to divisions £m	Run-rate by market facing division £m
Retail	346	454	800
Wholesale and Commercial	324	270	594
Wealth and International	273	31	304
Insurance	204	59	263
Group Operations	857	(857)	—
Central items	50	43	93
Total	2,054	—	2,054

Cost synergies have been delivered through the integration of HBOS operations, processes and IT systems. These synergies have arisen through procurement; property with 83 head office sites vacated; IT cost savings and job reductions.

Integration costs of £1,097 million were incurred in the year and have been excluded from the combined businesses results. This brings the total integration costs since the HBOS acquisition to £3,846 million.

Migrating the business systems to a single platform

2011 saw the single biggest event of the Integration programme with the successful migration of the core business systems to a single IT platform. The Group has moved 30 million customer accounts and transferred 35 billion pieces of data between systems successfully. This has been one of the largest ever financial services IT integrations and at its peak it involved many thousands of colleagues across the organisation.

There were three major components to the system migrations:

•

The Lloyds TSB Branch Counter System (ICS) was introduced to all Halifax and Bank of Scotland branches and 3,800 HBOS Automated Teller Machines (ATMs) and 667 Intelligent Deposit Machines (IDMs) were moved across to the Lloyds Banking Group IT network.

•	The market leading Mortgage Sales Platform, already in use in Halifax and Bank of Scotland branches, was successfully rolled out to 800 Lloyds TSB mortgage advisors in England and Wales.

•

In September 2011 30 million HBOS current accounts and savings accounts and Commercial and UK Private Banking accounts, were migrated onto the Lloyds Banking Group IT system. This customer data migration was successfully achieved after five proving cycles, 11 dress rehearsals including two full trial account migrations, over 250,000 business tests and 27,000 colleagues trained totalling 1.5 million hours.

The vast majority of integration activity is now complete, with a handful of peripheral migrations to be completed in 2012.

SIMPLIFICATION COSTS AND BENEFITS

The successful delivery of the Integration programme has provided a platform and single set of processes that now enables the Group to commence its next transformational journey. A core element of this transformational agenda is the Simplification programme. The programme is structured around four key initiatives:

•	Operations & Processes – getting processes right end-to-end, with the right IT in the right places.

•	Sourcing – better understanding needs across the Group and getting the right deals from suppliers.

•	Organisation – focusing on how the Group is structured and the way it works.

•	Channels and Products – simplifying products whilst continuing to improve and innovate channels.

The programme is well underway having achieved £178 million of Simplification and other cost savings in 2011, equivalent to an annual run-rate saving of £242 million. The programme is now targeting £1.7 billion of savings by 2014, an increase of £0.2 billion over previous guidance.

Simplification costs of £185 million were incurred in the year and have been excluded from the combined businesses results.

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

The segmental results and comparatives are presented on the basis reviewed by the chief operating decision maker and as a consequence include the pre-acquisition results of HBOS for the period from 1 January 2009 to 16 January 2009; during 2011 the chief operating decision maker has commenced reviewing the results of the Group’s Commercial business separately to the Wholesale segment. As a consequence, the Group’s activities are now organised into five financial reporting segments: Retail, Wholesale, Commercial, Wealth and International and Insurance.

During the third quarter of 2011, the Group implemented a new approach to its allocation methodologies for funding costs and capital that ensures that the cost of funding is more fully reflected in each segment’s results. The new methodology is designed to ensure that funding costs are allocated to the segments and that the allocation is more directly related to the size and behavioural duration of asset portfolios, with a similar approach applied to recognise the value to the business from the Group’s growing deposit base. Comparative figures have been restated accordingly.

Comparisons of results on a historical consolidated statutory basis are dominated by the impact of the acquisition of HBOS as the 2009 statutory results include the results of HBOS from 16 January 2009, together with the effects of the unwind of fair value adjustments made to the HBOS balance sheet on acquisition. In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a ‘combined businesses’ basis. The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

•	In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:

	–	the 2009 results assume HBOS had been owned throughout that year;

	–	the gain on acquisition of HBOS (in 2009) and amortisation of purchased intangible assets have been excluded; and

	–	the unwind of acquisition-related fair value adjustments is shown as one line in the combined businesses income statements.

•

In order to better present business performance the effects of liability management, volatile items and asset sales are shown on a separate line in the combined businesses income statement and the following items, not related to acquisition accounting, have also been excluded:

	–	integration, simplification and EC mandated retail business disposal costs;

	–	volatility arising in insurance businesses;

	–	insurance gross-up;

	–	goodwill impairment;

	–	the provision in relation to German insurance business litigation;

	–	the payment protection insurance provision;

	–	the customer goodwill payments provision;

	–	the curtailment gain in 2010 in respect of the Group’s defined benefit pension schemes;

	–	the loss on disposal of businesses in 2010; and

	–	the Government Asset Protection Scheme (GAPS) fee paid in December 2009.

Readers should be aware that the combined businesses basis has been presented for comparative purposes only and is not intended to provide proforma information or show the results of the Group as if the acquisition of HBOS had taken place at an earlier date.

The results of the businesses are set out below:

	2011	2010 [1]	2009 [1]
	£m	£m	£m
Retail	3,636	3,986	955
Wholesale	828	2,514	(4,682)
Commercial	499	291	(200)
Wealth and International	(3,936)	(4,950)	(2,433)
Insurance	1,422	1,326	1,203
Group Operations and Central items:
Group Operations	(56)	(52)	(143)
Central items	292	(903)	(1,000)
	236	(955)	(1,143)
Profit (loss) before tax – combined businesses	2,685	2,212	(6,300)

1	As discussed above, divisional results for 2010 and 2009 have been restated to reflect new funding cost and capital allocation methodologies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RECONCILIATION OF COMBINED BUSINESSES PROFIT (LOSS) BEFORE TAX TO STATUTORY PROFIT (LOSS) BEFORE TAX FOR THE YEAR

	Note	2011 £m	2010 £m	2009 £m
Profit (loss) before tax – combined businesses		2,685	2,212	(6,300)
Integration, simplification and EC mandated retail business disposal costs	1	(1,452)	(1,653)	(1,096)
Volatility arising in insurance businesses	2	(838)	306	478
Amortisation of purchased intangibles and goodwill impairment	4	(562)	(629)	(993)
Provision in relation to German insurance business litigation	5	(175)	—	—
Payment protection insurance provision	6	—	(3,200)	—
Customer goodwill payments provision	7	—	(500)	—
Curtailment gain in respect of defined benefit pension schemes	8	—	910	—
Loss on disposal of businesses	9	—	(365)	—
Pre-acquisition results of HBOS plc	11	—	—	280
Negative goodwill credit	12	—	—	11,173
Government Asset Protection Scheme fee	13	—	—	(2,500)
(Loss) profit before tax – statutory		(342)	(2,919)	1,042

1.	Integration, simplification and EC mandated retail business disposal costs

Integration and simplification costs of £1,097 million and £185 million respectively were incurred in 2011 compared with integration costs of £1,653 million in 2010 and £1,096 million in 2009; these relate primarily to migrating business systems to a single IT platform, including the single biggest event of the Integration programme. The major components were migrating 30 million HBOS accounts onto the Lloyds Banking Group IT system, introduction of the Lloyds TSB Branch counter system to Halifax and Bank of Scotland branches and roll out of the HBOS mortgage sales platform to Lloyds TSB mortgage advisors. The vast majority of the integration activity is now complete, with a handful of peripheral migrations to be completed in 2012.

As part of the European Commission’s decision approving state aid to the Group, the Group is required to dispose of a retail banking business with at least 600 branches, a 4.6 per cent share of the personal current accounts market in the UK and up to 19.2 per cent of Lloyds Banking Group’s mortgage assets. This business is to be disposed of before the end of November 2013 and consists of the TSB brand, the branches, savings accounts and branch-based mortgages of Cheltenham & Gloucester, the branches and branch-based customers of Lloyds TSB Scotland and a related banking licence, additional Lloyds TSB branches in England and Wales, with branch-based customers and Intelligent Finance. Costs incurred in relation to this disposal in the year ended 31 December 2011 totalled £170 million (2010: £nil; 2009: £nil).

2.	Volatility arising in insurance businesses

The Group’s statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.

In 2011, the Group’s statutory result before tax included negative insurance and policyholder interests volatility totalling £838 million compared to positive volatility of £306 million in 2010 and £478 million in 2009.

Volatility comprises the following:

	2011 £m	2010 £m	2009 £m
Insurance volatility	(557)	100	237
Policyholder interests volatility	(283)	216	298
Insurance hedging arrangements	2	(10)	(57)
Total	(838)	306	478

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

The expected sterling investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom (Sterling)	2012	2011	2010	2009
	%	%	%	%
Gilt yields (gross)	2.48	3.99	4.45	3.74
Equity returns (gross)	5.48	6.99	7.45	6.74
Dividend yield	3.00	3.00	3.00	3.00
Property return (gross)	5.48	6.99	7.45	6.74
Corporate bonds in unit-linked and with-profit funds (gross)	3.08	4.59	5.05	4.34
Fixed interest investments backing annuity liabilities (gross)	3.89	4.78	5.30	5.72

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

The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds. In accordance with the approach adopted in previous years, the value of in-force business for the UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings. The illiquidity premium is estimated to be 119 basis points as at 31 December 2011 (31 December 2010: 75 basis points; 31 December 2009: 75 basis points). The insurance businesses experienced negative volatility of £557 million during 2011, compared to positive volatility of £100 million in 2010 and £237 million in 2009. The negative insurance volatility during the year ended 31 December 2011 primarily reflected the underperformance of equity markets in the second half of 2011 and lower cash returns compared to long-term expectations. The positive volatility of £100 million in 2010 was primarily driven by strong performance of equity and property investments relative to the expected return. During 2010, equity market values had increased by 9 per cent and property returns had reached 19 per cent. Partly offsetting this were lower than expected returns on cash and fixed interest assets. This benefit in 2010 was lower than the £237 million positive volatility reported in 2009, as 2009 included significant benefits from reductions in corporate bond spreads, which did not occur in 2010, and greater out-performance of equity markets (during 2009, equities recovered by 22 per cent); these increases in 2009 being only partly offset by a reduction in gilts, reflecting an increase in yields and a reduction in property values of 6.6 per cent.

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

During the year ended 31 December 2011, the statutory profit before tax included a charge to other income of £283 million which related to the policyholder interests volatility (2010: credits of £216 million in other income; 2009: charge of £298 million in other income). The charge in 2011 included the impact of deferred tax asset impairments due to less optimistic economic forecasts and changes in expected policyholder tax provisions. Policyholder tax liabilities increased during 2011 and led to a tax charge during the period. Strong market conditions in the latter part of 2010 had resulted in increased policyholder tax liabilities and led to a policyholder tax charge of £315 million (2009: charge of £410 million) for the year in the Group’s tax charge. The market recovery in 2009 had increased policyholder tax liabilities and led to a policyholder tax charge during that year in the Group’s tax charge; although this was partly offset by a credit relating to differences in the expected levels of policyholder tax provisions and charges.

Group hedging arrangements

The statutory results for the year ended 31 December 2011 also include a credit in relation to the Group’s insurance hedging arrangements of £2 million (2010: charge of £10 million; 2009: charge of £57 million). To protect against further deterioration in equity market conditions, and the consequent negative impact on the value of in-force business on the Group balance sheet, the Group has been purchasing put option contracts since 2009.

The contracts purchased in 2009 led to a charge of £57 million in the year ended 31 December 2009 and expired in January 2010, resulting in a charge of £7 million in the year ended 31 December 2010. New protection against significant market falls, using option contracts, was acquired by the Group in January 2010, financed by selling some upside potential from equity market movements. There was no initial cost associated with these hedging arrangements. On a mark-to-market basis a loss of £3 million was recognised on these contracts in the year ended 31 December 2010. These contracts expired in January 2011, at which point a further charge of £3 million was recognised in the year ended 31 December 2011; again these contracts were replaced and a mark-to-market gain of £5 million has been recognised for the remainder of 2011.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

3.	Insurance gross-up

The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net on a separate line. These policyholder amounts relate principally to returns on policyholder investments (within net interest income and net trading income) and insurance premiums receivable, together with a matching amount within the insurance claims expense representing the allocation of these items to policyholders.

4.	Amortisation of purchased intangibles and goodwill impairment

A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite. This has resulted in a charge of £562 million in the year ended 31 December 2011 (2010: £629 million; 2009: £753 million).

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

The Group reviews goodwill held on its balance sheet for impairment at least annually or when events or changes in economic circumstances indicate that an impairment may have taken place. Goodwill attributable to the Group’s asset finance business was reviewed for impairment in 2009 due to the continuing uncertainties over the short-term macroeconomic environment. As a consequence, the carrying value of the consumer finance cash generating unit within Asset Finance was reassessed resulting in a goodwill impairment charge of £240 million in the year ended 31 December 2009.

5.	Provision in relation to German insurance business litigation

Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. CMIG has won the majority of decisions to date, although a small number of regional district and appeal courts have found against CMIG on specific grounds. CMIG’s strategy includes defending claims robustly and appealing against adverse judgments. The ultimate financial effect, which could be significant, will only be known once all relevant claims have been resolved. However, consistent with this strategy, and having regard to the costs involved in managing these claims, and the inherent risks of litigation, the Group has recognised a provision of £175 million. Management believes this represents the most appropriate estimate of the financial impact, based upon a series of assumptions, including the number of claims received, the proportion upheld, and resulting legal and administration costs.

6.	Payment protection insurance provision

There has been intensive scrutiny of the payment protection insurance (PPI) market in recent years. On 8 October 2010, the British Bankers’ Association (BBA), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review hearing was held in January 2011 and on 20 April 2011 judgment was handed down by the High Court dismissing the BBA’s application. After publication of the judgment, the Group entered into discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement. As a result, and given the initial analysis that the Group conducted of compliance with applicable sales standards, which is continuing, the Group concluded that there are certain circumstances where customer contact and/or redress will be appropriate. Accordingly the Group made a provision in its financial statements for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such contact and/or redress, including administration expenses.

7.	Customer goodwill payments provision

Following discussions with the FSA regarding the application of an interest rate variation clause in certain Bank of Scotland plc variable rate mortgage contracts, Bank of Scotland plc applied for a Voluntary Variation of Permission (VVOP) in February 2011 and agreed to initiate a customer review and contact programme and to make goodwill payments to affected customers. The Group made a provision of £500 million in respect of this matter during the year ended 31 December 2010. Since that time further information has become available which has resulted in Bank of Scotland plc applying for, and being granted, an amended VVOP by the FSA in November 2011. No additional provision was required during the year ended 31 December 2011.

8.	Curtailment gain in respect of defined benefit pension schemes

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

9.	Loss on disposal of businesses

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

10.	Unwind of acquisition-related fair value adjustments

The statutory (IFRS) and the combined businesses income statements include the impact of the acquisition-related adjustments arising from the acquisition of HBOS in 2009. On a statutory (IFRS) basis the acquisition-related adjustments affect a number of line items whereas the Group’s combined businesses basis presents the aggregate of the impact of these adjustments on the Group’s income statement.

The principal financial effects of the fair value unwind are to reflect the effective interest rates applicable at the date of acquisition, on assets and liabilities that were acquired at values that differed from their original book value, and to recognise the reversal of credit and liquidity risk adjustments as underlying instruments mature, are disposed of or become impaired. Generally, this leads to: higher interest expense as the value of HBOS’s own debt accretes to par; higher other income arising on sale of debt securities from the pre-acquisition HBOS available-for-sale portfolio, as the gain or loss on sale is not reduced by re-cycling the pre-acquisition negative fair value movements reflected in reserves; and a lower impairment charge reflecting the impact of acquisition balance sheet valuation adjustments.

Further information on the drivers of the fair value unwind is included in the commentary on the segment performance in the Operating and Financial Review.

11.	Pre-acquisition results of HBOS plc

The acquisition of HBOS plc on 16 January 2009 had a significant effect on the comparability of the Group’s financial position and results, as a consequence, the combined businesses basis results are prepared as if HBOS had been owned by the Group for the full year 2009.

12.	Negative goodwill credit

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

13.	Government Asset Protection Scheme fee

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RETAIL

Retail operates the largest retail bank in the UK and is a leading provider of current accounts, savings, personal loans, credit cards and mortgages. With its strong stable of brands including Lloyds TSB, Halifax, Bank of Scotland and Cheltenham & Gloucester, it serves over 30 million customers through one of the largest branch and fee free ATM networks in the UK.

Retail is focused on effectively meeting the needs of its customers. The division provides current accounts including packaged accounts and basic and social banking accounts. It is also the largest provider of personal loans in the UK, as well as being the UK’s leading credit card issuer. Retail provides one in five new residential mortgages making it one of the leading UK mortgage lenders and provided over 52,000 mortgages to help first time buyers in 2011. Retail is the largest private sector savings provider in the UK. It is also a major general insurance and Bancassurance distributor, offering a wide range of long-term savings, investment and general insurance products.

	2011	2010 [1]	2009 [1]
	£m	£m	£m
Net interest income	7,497	8,648	7,543
Other income	1,649	1,607	1,804
Effects of liability management, volatile items and asset sales	48	—	—
Total income	9,194	10,255	9,347
Operating expenses	(4,438)	(4,644)	(4,566)
Trading surplus	4,756	5,611	4,781
Impairment	(1,970)	(2,747)	(4,227)
Share of results of joint ventures and associates	11	17	(6)
Profit before tax and fair value unwind	2,797	2,881	548
Fair value unwind	839	1,105	407
Profit before tax	3,636	3,986	955

[1]	As discussed on page 32, divisional results for 2010 and 2009 have been restated to reflect new funding cost and capital allocation methodologies.

2011 COMPARED WITH 2010

Profit before tax for Retail in 2011 of £3,636 million was £350 million, or 9 per cent, lower than 2010.

Profit before tax and fair value unwind decreased to £2,797 million, a reduction of 3 per cent compared to 2010, driven by higher funding costs and the muted demand for credit.

Total income decreased by £1,061 million, or 10 per cent, to £9,194 million. This was driven by a reduction in net interest income of £1,151 million, while other income increased by £42 million.

Net interest income reduced by 13 per cent compared to 2010. One of the main drivers was the increase in wholesale funding costs which were not matched by average customer rates. Net interest margin in 2011 decreased by 22 basis points to 2.09 per cent. Income growth was also constrained by muted demand for credit. Previous de-risking of the lending portfolio, with a resulting reduction in unsecured balances, also contributed to the reduction in income albeit with a proportionately greater reduction in impairment. Net interest margin, minus impairment rate, remained stable reflecting progress in de-risking the balance sheet. Finally, increased competition for deposits and strong balance growth resulted in an increase in the average rate paid on customer deposits.

Other income increased by 3 per cent in 2011 to £1,649 million from £1,607 million largely as a result of higher bancassurance income, driven by an increase in the value of protection products sold through the branch network. Total income also includes the gain on the disposal of VISA Inc shares.

Operating expenses and other costs fell by 4 per cent compared to 2010 and the cost:income ratio was 48.3 per cent (2010: 45.3 per cent). Operating expenses benefited from integration activities, the start of the simplification programme, and other day-to-day cost management activities to offset inflation. The Group continues to invest in the Retail business to improve products and services for its customers including digital platforms and branches. During 2011 Retail completed a major milestone in the Integration programme, the consolidation of its main Retail product systems. This now creates a solid platform to deliver the simplification programme.

Credit performance across the business continued to be supported by a conservative approach to risk, a continued focus on existing customers and low interest rates. The impairment charge on loans and advances decreased by £777 million, or 28 per cent, to £1,970 million driven by reductions in the unsecured charge. The unsecured impairment charge reduced to £1,507 million from £2,455 million in 2010, reflecting the impact of the continued conservative approach to risk (resulting in improved new business quality), effective portfolio management and a reduction in unsecured balances. The secured impairment charge increased to £463 million from £292 million in 2010 largely reflecting a less certain outlook on house prices and appropriate provisioning against existing credit risks which have longer emergence periods due to current low interest rates. These factors were partially offset by underlying improvement in the quality of the secured portfolio.

The fair value unwind net credit was £839 million compared with £1,105 million in 2010. This reduction was driven largely by the maturing balances of the pre-acquisition portfolio.

Total customer balances remained stable at £599,900 million as Retail continued to maintain its relationships with customers. The mix of these balances continued to move towards customer deposits as customers continued to reduce their personal indebtedness and Retail continued to make strong progress in attracting savings balances. This change in customer balance composition has additionally supported the Group’s funding although it has also contributed to a reduction in income and profit.

Loans and advances to customers decreased by £10,919 million, or 3 per cent, to £352,812 million, compared to 31 December 2010. This was driven by reduced customer demand for new credit, existing customers continuing to reduce their personal indebtedness, run off of lending outside of the Group’s risk appetite and Retail maintaining a conservative approach to risk. The reduction in lending to customers was in part due to the repayment of unsecured debt where balances reduced by £2,719 million, or 10 per cent. Secured balances reduced by £8,200 million, or 2 per cent. The proportion of mortgages on standard variable rate, or equivalent products, now stands at 56 per cent and is expected to remain broadly stable in 2012.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Retail’s gross mortgage lending was £27,977 million in 2011 which was equivalent to a market share of 20 per cent. Retail’s new mortgage lending continued to be focused on home purchase with 70 per cent of lending being for house purchase rather than re-mortgaging.

Total customer deposits increased by £11,497 million, or 5 per cent, to £247,088 million in 2011. This increase was largely driven by strong growth in tax free cash ISA balances. Retail continues to perform well in the savings market despite the high levels of competition, with a strong stable of savings brands providing customers with an award winning range of products to meet their savings needs.

2010 COMPARED WITH 2009

Profit before tax from Retail was £3,031 million higher at £3,986 million compared to £955 million in 2009; profit in 2010 included £1,105 million in respect of the unwinding of the fair value adjustments arising on the acquisition of HBOS plc by the Group compared with £407 million in 2009.

Profit before tax and fair value unwind increased by £2,333 million to £2,881 million in 2010 compared to £548 million in 2009. This increase in profit was driven by higher income and a significant reduction in impairment losses, in the context of a stabilising economy, partly offset by an increase in operating expenses.

Total income increased by £908 million, or 10 per cent, to £10,255 million compared with £9,347 million in 2009 reflecting an increase in net interest income of £1,105 million, partially offset by a reduction in other income of £197 million.

Net interest income increased by 15 per cent. The net interest margin was 2.31 per cent compared with 1.95 per cent in 2009. Asset margins expanded in 2010 as a result of decreases in the LIBOR to base rate spread and stable customer interest rates. The asset margin also widened partly as a result of mortgage customers continuing to move onto, and staying on, standard variable rates and assets being priced to more appropriately reflect risk, offset by rising funding costs. The liability margin, on the other hand, has reduced as the effect of lower LIBOR to base rate spreads was partially offset by the reduction of expensive deposit balances.

Lending to customers in Retail, net of impairment provisions and fair value adjustments, was £7,327 million, or 2 per cent, lower at £363,731 million at the end of 2010 compared with £371,058 million at 31 December 2009. This reflected reduced customer demand for credit and customers continuing to reduce their personal indebtedness.

Retail’s gross new mortgage lending was £30,113 million in 2010 representing a market share of 22.1 per cent. New mortgage lending continued to be focused on supporting the housing market, with 70 per cent of the lending being for house purchase rather than re-mortgaging. Retail remained the largest lender to first time buyers in the market helping over 50,000 customers to buy their first home. It also continued to be an industry leader in its support for shared equity and shared ownership schemes. Average loan-to-value on new mortgage lending in 2010 was 60.9 per cent compared with 59.3 per cent in 2009, whilst average indexed loan-to-value on the mortgage portfolio was 55.6 per cent at 31 December 2010 compared with 54.8 per cent at 31 December 2009 and reflected the net fall in house prices in 2010.

Total customer deposits were £11,442 million, or 5 per cent, higher at £235,591 million at 31 December 2010 compared with £224,149 million at the end of 2009. The growth was predominantly from instant access and tax free cash ISA accounts, rather than more expensive term deposits. Retail continued to perform well in the savings market, with a strong stable of savings brands which can be tailored to customer demands.

Other income decreased by 11 per cent in 2010 to £1,607 million from £1,804 million in 2009 largely as a result of changes to current account overdraft charges. Retail continued to focus on having fees and rates that customers understand. It was believed that this will result in stronger customer relationships as well as supporting the deepening of those relationships. An example of this focus is the changes to the overdraft charging structure for Halifax and Bank of Scotland personal current accounts at the end of 2009, which delivered a more suitable product proposition and an improved customer experience and resulted in a reduction in other income of approximately £90 million. Similarly, the changes to the Lloyds TSB current account pricing model, which became effective at the end of 2010, provided a simpler, more sustainable proposition for customers, resulting in an overall reduction in the cost of overdraft usage.

Operating expenses increased by £78 million, or 2 per cent, to £4,644 million compared with £4,566 million in 2009. This was against a background of an increase in total income of 10 per cent and reflected ongoing cost control and synergies from the integration. The cost:income ratio for the year ended 31 December 2010 was 45.3 per cent compared to 48.8 per cent in 2009.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Impaired loans in the secured portfolio decreased by £427 million to £6,769 million at 31 December 2010 and, as a percentage of closing loans and advances to customers, reduced to 2.0 per cent from 2.1 per cent at 31 December 2009. The reduction in impaired loans reflects the continued ability of customers to afford their mortgage payments in a low interest rate environment. The number of customers going into arrears remained stable throughout 2010. In the second half of 2010 fewer accounts in arrears returned to order, resulting in higher early arrears balances for 31 December 2010 compared to 30 June 2010. As reported at the 2009 year end, Specialist lending remained closed to new business and this book is in run-off.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

WHOLESALE

The division comprises Wholesale Banking and Markets (WBM), Wholesale Business Support Unit and the Group’s Asset Finance business. The Wholesale Banking and Markets business serves corporates with turnover above £15 million, and financial institutions with a range of relationship focused propositions, segmented according to customer need.

Wholesale Banking and Markets businesses are grouped into three areas, coverage and product, with a support function providing centralised coordination of critical business processes and activities.

Coverage comprises of Corporate Banking, Mid Markets and Sales. Corporate Banking is responsible for the overall management of relationships with major corporate and institutional customers principally in the UK. Similarly Mid Markets manages the relationships with mid market corporates, which operate on a pan-UK basis. Sales provides customers with tailor-made risk management solutions through liability, foreign exchange, commodity and interest rate management products.

Product comprises of Capital Markets, Portfolio Management, Trading, Structured Corporate Finance, Transaction Banking, Structured Transactions Group and Lloyds Development Capital. These product units work alongside the coverage teams to provide specialised lending, access to capital markets and multi product financing solutions to WBM’s customers. In addition, these product units provide access to financial markets in order to meet the Group’s balance sheet management requirements, and provide trading infrastructure to support execution of customer driven risk management transactions.

Wholesale Business Support Unit supports corporate customers that encounter difficulties during economic downturns. Wholesale operates three teams to support customers in such difficulties – Corporate, Specialist Finance and Corporate Real Estate.

Asset Finance consists of a number of leasing and speciality lending businesses including Contract Hire (Lex Autolease) and Consumer Finance (Black Horse Motor and Personal Finance).

	2011	2010 [1]	2009 [1]
	£m	£m	£m
Net interest income	2,139	2,847	3,447
Other income	3,335	3,974	3,787
Effects of liability management, volatile items and asset sales	(1,415)	(295)	(77)
Total income	4,059	6,526	7,157
Costs:
– Operating expenses	(2,518)	(2,752)	(3,018)
– Impairment of tangible fixed assets	—	(150)	—
	(2,518)	(2,902)	(3,018)
Trading surplus	1,541	3,624	4,139
Impairment	(2,901)	(4,064)	(14,861)
Share of results of joint ventures and associates	14	(95)	(720)
Loss before tax and fair value unwind	(1,346)	(535)	(11,442)
Fair value unwind	2,174	3,049	6,760
Profit (loss) before tax	828	2,514	(4,682)

[1]	As discussed on page 32, divisional results for 2010 and 2009 have been restated to reflect new funding cost and capital allocation methodologies.

2011 COMPARED WITH 2010

Wholesale’s profit before tax decreased by £1,686 million, or 67 per cent, to £828 million in 2011, compared to £2,514 million in 2010. The decrease comprised of £2,467 million lower income, an £875 million fall in fair value unwind, partially offset by £384 million lower costs, a £1,163 million decrease in the impairment charge, and the elimination of losses in joint venture businesses. The profit performance was impacted by the effects of net derivative valuation adjustments and asset disposals net of associated fair value unwind.

Wholesale’s income performance was impacted by lower asset balances, losses on asset disposals in the year to strengthen the balance sheet and net derivative valuation adjustments. Net derivative valuation adjustments of £718 million were driven primarily by a fall in long-term sterling interest rates and higher market credit spreads. Losses on disposal of £697 million were realised from the disposal of assets and were offset by a related fair value unwind. Excluding these items, income reduced by £1,347 million or 20 per cent, primarily as a consequence of economic and market conditions, which resulted in customer deleveraging, higher funding costs, and lower trading revenues.

	2011	2010	Change
	£m	£m	%
Total income	4,059	6,526	(38)
Adjustments to exclude:
Net derivative valuation adjustments	718	42
Gains and losses on asset sales	697	253
Total income excluding net derivative valuation adjustments and gains and losses on asset sales	5,474	6,821	(20)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Net interest income decreased by £708 million, or 25 per cent, to £2,139 million in 2011 compared to £2,847 million in 2010. The decrease reflects a continued decrease of interest-earning asset balances in line with the Group’s targeted balance sheet reduction of loans and advances to customers and banks, debt securities and available-for-sale positions. Net interest income was also adversely affected by higher funding costs. This was partially offset by an increase in the liability margin resulting from the increased market value of deposits.

The net banking margin, which excludes trading activity, decreased by three basis points to 1.56 per cent in 2011 compared to 1.59 per cent in 2010. This principally reflects increased wholesale funding costs, partly offset by customer re-pricing and increased deposit margins and volumes. Asset margins decreased as the benefit of higher customer rates was more than offset by funding costs, whilst liability margins improved.

Other income decreased by £639 million, or 16 per cent, to £3,335 million in 2011 compared to £3,974 million in 2010, mainly reflecting lower income in Asset Finance and reduced trading revenues. The effect of losses on asset disposals from the continued focus on balance sheet reductions and net derivative valuations adjustments due to the increased market implied credit risk associated with customer derivative balances resulted in losses of £1,415 million in 2011 compared to £295 million in 2010.

Operating expenses decreased by £234 million, or 9 per cent, to £2,518 million in 2011 compared to £2,752 million in 2010. The decrease reflected further savings from the Integration programme, lower operating lease depreciation, lower bonus accruals and other ongoing cost management actions to mitigate the impact of inflationary increases. This was partially offset by continued investment in customer facing resources and systems.

The impairment charge decreased by £1,163 million, or 29 per cent, to £2,901 million compared to £4,064 million in 2010, reflecting a sustained decrease since the peak in 2009. As a percentage of average loans and advances to customers, the impairment charge improved to 1.95 per cent in 2011 compared to 2.23 per cent in 2010. This reflected risk management initiatives and lower defaults from continued low interest rates despite a subdued economic environment.

The share of results from joint ventures and associates comprised a profit of £14 million, an improvement of £109 million compared to 2010, due to the non-recurrence of losses and impairments taken in 2010.

Fair value unwind decreased £875 million to £2,174 million in 2011 compared to £3,049 million in 2010 due to lower impairments in the loan book, reduced release on the treasury asset book and a risk based approach to release on certain treasury assets given market conditions, partially offset by favourable exchange rate movements.

2010 COMPARED WITH 2009

Profit before tax from Wholesale improved by £7,196 million to a profit of £2,514 million compared to a loss of £4,682 million in 2009. The improvement of £7,196 million includes a credit of £3,049 million in relation to the unwinding of fair value adjustments arising from the acquisition of HBOS plc, which was reduced by £3,711 million compared to £6,760 million in 2009.

Loss before tax and fair value unwind of £535 million improved by £10,907 million from a loss of £11,442 million in 2009. The improvement was driven by a decrease in the impairment charge, a decrease in the negative share of results of joint ventures and associates and a decrease in costs, only partially offset by lower income.

Total income decreased by £631 million, or 9 per cent, to £6,526 million in 2010 due to lower net interest income and the effects of asset sales and net derivative valuation adjustments.

Net interest income was £600 million, or 17 per cent, lower at £2,847 million in 2010 compared to £3,447 million in 2009. The decline in net interest income primarily reflects lower interest-earning asset balances in line with the Group’s targeted balance sheet reduction, mainly in loans and advances to customers, debt securities and available-for-sale positions. Net interest income was affected by higher funding costs and lower lending volumes, partly offset by higher customer margins on new business and from re-pricing on renewals.

Banking net interest income, which excludes trading activity, increased by £155 million, to £2,469 million in 2010 compared to £2,314 million in 2009, with the banking net interest margin increasing by 26 basis points to 1.59 per cent in 2010 compared to 1.33 per cent in 2009.

Other income was £187 million, or 5 per cent, higher at £3,974 million in 2010 compared to £3,787 million in 2009. Other income in 2010 benefited from investment gains in Wholesale Equity as a result of stabilisation in market conditions and improved fund investment performance, strong fee income across structuring and capital markets and more favourable performance in Treasury and Trading; although these benefits were partially offset by a decrease in mark-to-market gains in Wholesale Markets, due to lower levels of market movement compared to 2009, and lower operating lease income. The effects of liability management, volatile items and asset sales was a deficit of £295 million in 2010 compared to a deficit of £77 million in 2009. This deterioration primarily reflected the fact that 2010 experienced losses on sale of assets in targeted balance sheet reductions and adverse derivative valuation adjustments.

Operating expenses decreased by £266 million, or 9 per cent, to £2,752 million in 2010 compared to £3,018 million in 2009. The decrease reflected reduced levels of operating lease depreciation and cost savings attributable to the Integration programme. This was partially offset by additional costs in the Business Support Unit and continued investment in customer facing resources and systems.

The impairment charge decreased by £10,797 million to £4,064 million in 2010 compared to £14,861 million in 2009. The impairment charge on loans and advances as a percentage of average loans and advances to customers improved to 2.23 per cent in 2010 compared to 6.38 per cent in 2009. The decrease reflected reductions, notably in the heritage HBOS corporate real estate and real estate-related portfolios and heritage HBOS Corporate (UK and US) portfolios, and write backs from asset disposals, due to the stabilising economic environment, low interest rates which helped to maintain defaults at reduced levels, the stabilisation of UK real estate prices and provisioning against base case assumptions undertaken on the acquired heritage HBOS portfolios in the first half of 2009.

The share of losses from joint ventures and associates comprised a small loss for the year ended 31 December 2010 of £95 million, a decrease of £625 million. This represented a net reduction in both the value and size of the portfolio compared to the prior year. The majority of the portfolio was valued at nil with a remaining portfolio carrying value of approximately £128 million at 31 December 2010.

Wholesale’s fair value unwind credit of £3,049 million decreased by £3,711 million in 2010 from £6,760 million in 2009 due to lower impairments in 2010 relating to the HBOS assets that were fair valued on acquisition, partially offset by charges relating to the expected losses on acquired debt securities and by fair value releases on sales.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COMMERCIAL

The Commercial business serves in excess of a million small and medium sized enterprises (SMEs) and community organisations with turnover up to £15 million. Customers range from start-up enterprises to established corporations, with a range of propositions aligned to customer needs. The business comprises Commercial Banking and Commercial Finance, the invoice discounting and factoring business which also offers hire purchase, leasing and supplier finance products.

Commercial supports the trading, investment and protection needs of business customers, principally in the UK. Its vision is to be the relationship bank of choice across the UK for SME customers; committed to supporting the economy and communities through encouraging enterprise, providing access to finance and fair and transparent pricing. As part of this the business is working to meet Lending Commitments, agreed with the UK Government, with a focus on a through the cycle credit policy and a proactive programme of support. Lloyds Banking Group is investing both in Commercial and in other parts of the Group to enhance products and services to SMEs and support the lives and prospects of customers through their business life cycle.

	2011	2010 [1]	2009 [1]
	£m	£m	£m
Net interest	1,251	1,127	1,084
Other income	446	457	489
Total income	1,697	1,584	1,573
Operating expenses	(948)	(992)	(1,088)
Trading surplus	749	592	485
Impairment	(303)	(382)	(822)
Profit (loss) before tax and fair value unwind	446	210	(337)
Fair value unwind	53	81	137
Profit (loss) before tax	499	291	(200)

[1]	As discussed on page 32, divisional results for 2010 and 2009 have been restated to reflect new funding cost and capital allocation methodologies.

2011 COMPARED WITH 2010

Profit before tax increased by £208 million, or 71 per cent, to £499 million in 2011 compared to £291 million in 2010; this was due to higher income, combined with a reduction in impairments and costs.

Total income increased by £113 million, or 7 per cent, to £1,697 milion in 2011 compared to £1,584 million in 2010. Net interest income grew by £124 million, or 11 per cent, to £1,251 million in 2011 compared to £1,127 million in 2010 due largely to the increase in deposit balances, and a higher net interest margin. This deposit balance growth, the beneficial effect of the consequently larger funding surplus, and a more favourable deposit mix were the key drivers behind the 47 basis point increase in banking net interest margin. Other operating income decreased by 2 per cent, reflecting subdued levels of business activity in the early part of the year and reduced levels of money transmission income reflecting the greater use of electronic banking facilities by customers.

Operating expenses reduced by £44 million, or 4 per cent, to £948 million in 2011 compared to £992 million in 2010, primarily as a result of integration cost savings including lower back office staffing requirements.

The impairment charge reduced by £79 million, or 21 per cent, to £303 million in 2011 compared to £382 million in 2010 due to an overall improvement in the credit quality of the portfolio reflected in a reduction in observed default and delinquency rates. This is supported by the success of the specialist relationship support, which helps customers facing difficult business conditions.

Lending to customers in Commercial, net of impairment provisions and fair value adjustments arising from the acquisition of HBOS plc by the Group, was £196 million higher at £28,750 million at 31 December 2011 compared to £28,554 million at the end of 2010. This reflects the continuing support given to small and medium sized businesses, fully offsetting the reduction in assets outside the Group’s risk appetite.

Customer deposits have risen by £796 million, or 3 per cent, from £31,311 million at 31 December 2010 to £32,107 million at 31 December 2011. This increase reflects ongoing success in SME recruitment, combined with targeted support in key customer segments such as the education and legal sectors.

Risk-weighted assets decreased by £1,118 million, or 4 per cent, from £26,552 million at 31 December 2010 to £25,434 million at 31 December 2011, reflecting the improved mix and risk profile of the portfolio.

2010 COMPARED WITH 2009

Profit before tax from Commercial increased by £491 million to a profit of £291 million in 2010 compared to a loss of £200 million in 2009. Profit before tax and fair value unwind increased by £547 million to a profit of £210 million in 2010 compared to a loss of £337 million in 2009, largely as a result of lower impairment charges.

Total income increased by £11 million, or 1 per cent, to £1,584 million in 2010 compared to £1,573 million in 2009.

Lending to customers in Commercial, net of impairment provisions and fair value adjustments arising from the acquisition of HBOS plc by the Group, was £73 million lower at £28,554 million at 31 December 2010 compared to £28,627 million at the end of 2009. Customer deposits were £881 million, or 3 per cent, higher at £31,311 million at 31 December 2010 compared to £30,430 million at the end of 2009.

Net interest income was £43 million, or 4 per cent, higher at £1,127 million in 2010 compared to £1,084 million in 2009. The net interest margin, adjusted to exclude products where either the funding costs or the related revenues are recognised in other income, improved by 29 basis points to 3.74 per cent in 2010 compared to 3.45 per cent in 2009.

Other income was £32 million lower at £457 million in 2010 compared to £489 million in 2009, mainly due to a decline in money transmission fees and commission income.

Operating expenses decreased by £96 million, or 9 per cent, to £992 million in 2010 compared to £1,088 million in 2009 as a result of embedded cost savings programmes across Commercial delivering positive results, leading to an improvement in the cost: income ratio to 62.6 per cent in 2010 from 69.2 per cent in 2009.

Impairment losses decreased by £440 million to £382 million in 2010 compared to £822 million in 2009. Impairment losses on loans and advances as a percentage of average loans and advances to customers were 1.24 per cent in 2010 compared to 2.72 per cent in 2009. There was an overall improvement in the credit quality of the portfolio and a reduction in observed default rates.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

WEALTH AND INTERNATIONAL

The Wealth business comprises private banking, wealth management and asset management. Wealth’s global private banking and wealth management operations cater to the full range of wealth clients from affluent to Ultra High Net Worth within the UK, UK expatriates and others with UK connections. The private banking and wealth management business operates under the Lloyds TSB and Bank of Scotland brands. The asset management business, Scottish Widows Investment Partnership, has a broad client base, managing assets for Lloyds Banking Group customers as well as a wide range of clients including pension funds, charities, local authorities, Discretionary Managers and Financial Advisers. In addition, the Group holds a 60 per cent stake in St James’s Place, the UK’s largest independent listed wealth manager.

The International business comprises the Group’s other international banking businesses outside the UK, with the exception of corporate business in North America which is managed through the Group’s Wholesale division. These largely comprise corporate, commercial and asset finance business in Australia and Continental Europe and retail businesses in Germany and the Netherlands.

	2011	2010 [1]	2009 [1]
	£m	£m	£m
Net interest income	828	1,050	1,140
Other income	1,197	1,123	1,128
Effects of liability management, volatile items and asset sales	—	37	—
Total income	2,025	2,210	2,268
Operating expenses	(1,548)	(1,536)	(1,544)
Trading surplus	477	674	724
Impairment	(4,610)	(5,988)	(4,078)
Share of results of joint ventures and associates	3	(8)	(21)
Loss before tax and fair value unwind	(4,130)	(5,322)	(3,375)
Fair value unwind	194	372	942
Loss before tax	(3,936)	(4,950)	(2,433)

Wealth	189	220	198
International	(4,319)	(5,542)	(3,573)
Loss before tax and fair value unwind	(4,130)	(5,322)	(3,375)

[1]	As discussed on page 32, divisional results for 2010 and 2009 have been restated to reflect new funding cost and capital allocation methodologies.

2011 COMPARED WITH 2010

Loss before tax and fair value unwind reduced by £1,192 million, or 22 per cent, to £4,130 million in 2011 compared to £5,322 million in 2010 as a lower impairment charge, predominantly in Ireland, more than offset lower income and higher costs.

Total income decreased by £185 million, or 8 per cent, to £2,025 million in 2011 compared to £2,210 in 2010.

Net interest income decreased by £222 million, or 21 per cent, to £828 million in 2011 compared to £1,050 million in 2010. There was a reduction of 25 per cent in constant currency terms. Higher funding costs and the increased strain of impaired assets, reflected in a reduction in net lending margins together with lower lending volumes impacting net interest income were partially offset by the impact of the stronger Australian dollar in International. Deposit margins increased, reflecting changing product mix predominantly as a result of continued deposit inflows in the on-line deposit business at higher margins together with improving margins across the Wealth businesses.

Other income increased by £74 million, or 7 per cent, to £1,197 million in 2011 compared to £1,123 million in 2010 mainly due to foreign exchange benefits in International. Excluding the impact of foreign exchange, other income decreased by 1 per cent.

Operating expenses and other costs increased by £12 million, or 1 per cent to £1,548 million in 2011 compared to £1,536 million in 2010, due to increased investment in the International deposit business, the impact of the stronger Australian dollar and Swiss franc and additional regulatory costs in Wealth. On a constant currency basis, operating expenses reduced by 1 per cent, reflecting cost saving initiatives.

The impairment charge reduced by £1,378 million or 23 per cent, to £4,610 million in 2011 compared to £5,988 million in 2010. Following increased charges in the last quarter of 2010, driven by the significant deterioration in the economic environment in Ireland, the rate of impaired loan migration has slowed in 2011.

The impairment charge within Wealth increased by £54 million to £100 million in 2011 compared to £46 million in 2010 primarily due to increased charges in the Group’s Spanish mortgage book reflecting deterioration in the local property markets and economic outlook in Spain.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The impairment charge in International decreased by £1,432 million, or 24 per cent, to £4,510 million in 2011 compared to £5,942 million in 2010.

This impairment charge is analysed by key geography in the following table.

	Impairment charges
	2011	2010
	£m	£m
Ireland	3,187	4,264
Australia	1,034	1,362
Wholesale Europe	204	210
Latin America/Middle East	64	97
Netherlands	21	9
	4,510	5,942

The impairment charge reduced by £1,432 million, or 24 per cent, to £4,510 million due to reduced impairment charges in Ireland and Australia.

2010 COMPARED WITH 2009

The results of Wealth and International deteriorated by £2,517 million, or 103 per cent, to a loss before tax of £4,950 million in 2010 compared to a loss of £2,433 million in 2009.

Loss before tax and fair value unwind deteriorated by £1,947 million, or 58 per cent, to £5,322 million compared to a loss of £3,375 million in 2009, due, in particular, to a higher impairment charge, predominantly in Ireland. An improvement in profits in the Wealth business was more than offset by the increased losses in the International business.

Net interest income decreased by £90 million, or 8 per cent, to £1,050 million in 2010 compared to £1,140 million in 2009, as a 12 basis points decline in the banking net interest margin more than offset the favourable impact of foreign currency movements, particularly the Australian dollar, and the income on the £7 billion European loan portfolio transferred in from the Wholesale division in the second half of 2009.

Other income was £32 million, or 3 per cent, higher at £1,160 million in 2010 compared to £1,128 million in 2009. This increase reflected favourable foreign exchange movements and restrained growth in the Wealth business, with lower asset management fee income following the sale of the external fund management business of Insight Investment in November 2009.

Operating expenses decreased by £8 million, or 1 per cent, to £1,536 million in 2010 compared to £1,544 million in 2009, with cost savings achieved from integration, particularly in the asset management businesses in Wealth, partly offset by investment in International’s German deposit taking operation, increased risk management resources to manage impaired asset portfolios in Ireland and Australia, costs associated with the closure of the Irish business, and the effect of stronger foreign currency rates.

The impairment charge was £1,910 million, or 47 per cent, higher at £5,988 million in 2010, compared to £4,078 million in 2009, reflecting the material deterioration in the economic environment in Ireland in the last quarter of 2010, that resulted in EU-IMF financial support in late November 2010, and the tightening of liquidity in the second half of 2010 in regional Australian property markets to which the Group is exposed.

The impairment charge is summarised by key geography in the following table.

	2010	2009
	£m	£m
Ireland	4,264	2,949
Australia	1,362	849
Wholesale Europe	210	129
Latin America/Middle East	97	69
Netherlands	9	11
International	5,942	4,007
Wealth	46	71
Wealth and International	5,988	4,078

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE

The Insurance division provides long-term savings, protection and investment products and general insurance products to customers in the UK and Europe and consists of three elements:

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

General Insurance

The General Insurance business is a leading distributor of home insurance in the UK, with products sold through the branch network, direct channels and strategic corporate partners. The business also has brokerage operations for personal and commercial insurances. It operates primarily under the Lloyds TSB, Halifax and Bank of Scotland brands.

	2011 £m	2010 £m [1]	2009 £m [1]
Net interest income	(67)	(39)	(59)
Other income	2,687	2,799	2,944
Effects of liability management, volatile items and asset sales	—	15	—
Total income	2,620	2,775	2,885
Insurance claims	(343)	(542)	(637)
Total income, net of insurance claims	2,277	2,233	2,248
Operating expenses	(812)	(854)	(974)
Share of results of joint ventures and associates	—	(10)	(22)
Profit before tax and fair value unwind	1,465	1,369	1,252
Fair value unwind	(43)	(43)	(49)
Profit before tax	1,422	1,326	1,203

Profit before tax and fair value unwind by business unit
Life, Pensions and Investments:
UK business	886	830	792
European business	82	127	95
Total Life, Pensions and Investments	968	957	887
General Insurance	497	412	365
Profit before tax and fair value unwind	1,465	1,369	1,252

[1]	As discussed on page 32, divisional results for 2010 and 2009 have been restated to reflect new funding cost and capital allocation methodologies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2011 COMPARED WITH 2010

Profit before tax from Insurance was £96 million, or 7 per cent higher, at £1,422 million compared to £1,326 million in 2010. In 2010 income was reduced by a non-recurring charge of £70 million in respect of the Group’s decision to cease writing new PPI business. Excluding this charge profit before tax and fair value unwind increased by £26 million, or 2 per cent in 2011.

Total income, net of insurance claims, increased by £44 million, or 2 per cent, to £2,277 million from £2,233 million in 2010. This is attributable to strong sales of corporate pensions through the intermediary channel and the continued change in new business mix within Life, Pensions and Investments UK (LP&I UK) towards a more profitable protection business reflecting a focus on meeting customer needs in an area where there is a general level of under provision in the UK. Improved claims experience within General Insurance which has been offset by lower PPI related income is also a significant contributor to this.

Insurance claims of £343 million were £199 million, or 37 per cent lower, than £542 million in 2010, mainly due to improved claims experience as a result of the run off of the PPI business and lower unemployment claims and lower property claims following the severe weather events that impacted January and December 2010.

Operating expenses and other costs decreased by £42 million, or 5 per cent, from £854 million to £812 million due mainly to a continued focus on cost management and delivery of integration cost savings, partly offset by an additional charge in relation to an industry wide Financial Services Compensation Scheme (FSCS) levy in 2011.

2010 COMPARED WITH 2009

Profit before tax from Insurance was £123 million higher, or 10 per cent, at £1,326 million compared to £1,203 million in 2009. Profit before tax and fair value unwind was £117 million higher, or 9 per cent, at £1,369 million compared to £1,252 million in 2009.

Net interest income was £20 million, or 34 per cent, better at a deficit of £39 million in 2010 compared to a deficit of £59 million in 2009.

Other income decreased by £130 million, or 4 per cent, to £2,814 million in 2010 compared to £2,944 million in 2009 largely resulting from the decrease in PPI income as a result of the Group’s decision to cease writing payment protection business, partially off-set by improved new business income and the higher than expected return from improved investment markets.

Total income, net of insurance claims, decreased by £15 million, or 1 per cent, to £2,233 million in 2010 compared to £2,248 million in 2009, primarily reflecting lower PPI income and claims arising from the freeze events in 2010, which are offset by reduced payment protection insurance claims and improved investment markets.

Insurance claims were £95 million, or 15 per cent, lower at £542 million in 2010 compared to £637 million in 2009 reflecting improved unemployment claims experience. The home book has been particularly affected by the freeze events experienced in January and December 2010. This was partly offset by the benefits of ongoing claims processing improvements and integration.

Operating expenses decreased by £120 million, or 12 per cent, to £854 million in 2010 compared to £974 million in 2009 due to a continued focus on cost management and delivery of integration synergies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LIFE, PENSIONS AND INVESTMENTS
UK BUSINESS

	2011 £m	2010 £m [1]	2009 £m [1]
Net interest income	(62)	(48)	(86)
Other income	1,458	1,408	1,474
Total income	1,396	1,360	1,388
Operating expenses	(510)	(530)	(596)
Profit before tax and fair value unwind	886	830	792

Profit before tax and fair value unwind analysis
New business profit – insurance business[2]	382	332	328
– investment business[2]	(51)	(65)	(196)
Total new business profit	331	267	132
Existing business profit[3]	539	611	606
Experience and assumption changes	16	(48)	54
Profit before tax and fair value unwind	886	830	792

[1]	As discussed on page 32, divisional results for 2010 and 2009 have been restated to reflect new funding cost and capital allocation methodologies.

[2]

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

[3]

The disclosure of existing business profit has been changed to better reflect the performance of the business. Existing business profit includes the expected return on shareholder’s net assets and experience and assumption changes are disclosed separately.

2011 COMPARED WITH 2010

Total new business profit increased by £64 million, or 24 per cent, to £331 million. The increase is primarily attributable to strong sales of corporate pensions through the intermediary channel, the continued growth of protection business in the bancassurance channel as the Group helps more customers and address the sizeable protection gap that exists in the UK and reduction in lower margin business following the launch of the integrated bancassurance proposition in June 2010.

Existing business profit has decreased by £72 million, or 12 per cent, to £539 million. The decrease predominantly reflects higher interest payments following capital restructuring initiatives, a reduction in the assumed rate of return, and lower levels of shareholder net assets following capital repatriation initiatives in 2010.

The net impact of experience variances and assumption changes has increased to a credit of £16 million in 2011 from a charge of £48 million in 2010. The benefit mainly reflects the absence of the £70 million charge taken in 2010 from the Group’s decision to cease writing new PPI business.

2010 COMPARED WITH 2009

Profit before tax and fair value unwind increased by £38 million, or 5 per cent, to £830 million in 2010 compared to £792 million in 2009. New business profit increased by £135 million, or 102 per cent, to £267 million. The increase primarily reflects a reduction in initial commission on OEICs sold through the branch network and cost reductions through integration across the sales channels in addition to progress made on product participation choices.

Existing business profit increased by £5 million, or 1 per cent, to £611 million in 2010 compared to £606 million in 2009. This predominantly reflected higher asset values and a higher assumed rate of return following improved market conditions in the second half of 2009.

Profits arising from experience and assumption changes decreased by £102 million to a loss of £48 million mainly reflecting the non-recurrence of benefits recognised in 2009, including a liability management gain of £30 million. During 2010 a review was undertaken into the charging between the funds of Clerical Medical prior to the acquisition of HBOS, giving rise to a charge of £132 million. In addition, assumptions regarding future maintenance expenses within the Clerical Medical business were aligned to reflect the heritage Lloyds TSB approach, giving rise to a charge of £119 million.

These charges relate to pre-acquisition matters and were largely offset by the release of fair value provisions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EUROPEAN BUSINESS

2011 COMPARED WITH 2010

Profit before tax and fair value unwind decreased by £45 million, or 35 per cent, to £82 million in 2011 compared to £127 million in 2010. The reduction is driven largely by a non-recurring charge following clarification by the German regulator (BaFin) surrounding the deduction of tax and policy-holder distributions and experience and assumption charges.

2010 COMPARED WITH 2009

Profit before tax and fair value unwind increased by £32 million, or 34 per cent, to £127 million in 2010 compared to £95 million in 2009 driven largely by experience and assumption changes. New business sales reflected difficult economic and market conditions in Germany, the division’s main European market.

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

	UK £m	2011 Europe £m	Total £m	UK £m	2010 Europe £m	Total £m	UK £m	2009 Europe £m	Total £m
Protection	708	53	761	574	56	630	519	49	568
Payment protection	21	—	21	70	—	70	153	—	153
Savings and investments	1,133	246	1,379	1,617	315	1,932	2,689	312	3,001
Individual pensions	1,480	144	1,624	1,606	141	1,747	2,275	185	2,460
Corporate and other pensions	4,423	—	4,423	2,750	—	2,750	2,600	—	2,600
Retirement income	747	—	747	889	—	889	887	—	887
Managed fund business	116	—	116	177	—	177	146	—	146
Life and pensions	8,628	443	9,071	7,683	512	8,195	9,269	546	9,815
OEICs	1,591	—	1,591	2,633	—	2,633	3,704	—	3,704
Total	10,219	443	10,662	10,316	512	10,828	12,973	546	13,519

Analysis by channel
Intermediary	6,415	443	6,858	5,365	512	5,877	5,639	546	6,185
Bancassurance	3,216	—	3,216	4,432	—	4,432	6,997	—	6,997
Direct	588	—	588	519	—	519	337	—	337
Total	10,219	443	10,662	10,316	512	10,828	12,973	546	13,519

2011 COMPARED WITH 2010

Total sales (PVNBP) have reduced by £166 million, or 2 per cent to £10,662 million in 2011 compared to £10,828 million in 2010. New business margins have improved to 4.0 per cent in 2011 from 3.5 per cent in 2010. This partly reflects the launch of the integrated bancassurance proposition in June 2010 which has resulted in a change in mix away from higher single premium savings products towards lower premium, higher margin, protection business.

Despite the reduction in sales total new business profit within LP&I UK increased by £64 million, or 24 per cent, to £331 million.

Sales (PVNBP), excluding OEICs have increased by 11 per cent, and although OEIC sales have decreased by 40 per cent the new business margin on these sales has increased, reflecting the focus on value over volume.

Within the intermediary channel the increase in sales of £981 million, or 17 per cent, mainly reflects strong sales of corporate pensions in LP&I UK. The increase in sales has been achieved whilst maintaining the new business margin on corporate pension business.

In the bancassurance channel the reduction in sales reflects a change in mix away from savings products which generate a higher PVNBP towards protection business, which although more profitable, generates lower PVNBP. Sales of savings products have been particularly affected by recent stock market turbulence and lower consumer confidence, particularly in the second half of the year. Despite the reduction in PVNBP there was an increase in new business profit largely as a result of the increase in protection sales reflecting success in helping customers address their protection needs.

2010 COMPARED WITH 2009

The present value of new business premiums reduced by £2,691 million, or 20 per cent, to £10,828 million in 2010 compared to £13,519 million in 2009. This largely reflected the withdrawal in 2009 of certain HBOS legacy products with lower returns.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Within the Intermediary channel the reduction in volumes primarily reflects the withdrawal of low returning HBOS individual pension products, partly offset by an increase in sales of the on-going Retirement Account pension product and strong sales of corporate pensions.

GENERAL INSURANCE

	2011 £m	2010 £m [1]	2009 £m [1]
Home insurance	857	862	874
Payment protection insurance	125	253	349
Other	53	70	69
Net operating income	1,035	1,185	1,292
Claims paid on insurance contracts (net of reinsurance)	(343)	(542)	(637)
Operating income, net of claims	692	643	655
Operating expenses	(195)	(221)	(268)
Share of results of joint ventures and associates	—	(10)	(22)
Profit before tax and fair value unwind	497	412	365

[1]	As discussed on page 32, divisional results for 2010 and 2009 have been restated to reflect new funding cost and capital allocation methodologies.

2011 COMPARED WITH 2010

Profit before tax and fair value unwind from General Insurance increased by £85 million, or 21 per cent to £497 million compared to £412 million in 2010. The increase was primarily due to improved PPI claims experience from the run off of this business line, the absence of severe weather related claims as experienced in 2010 and lower expenses.

Total income for home insurance was broadly unchanged from 2010 at £857 million and reflects the maturity and competitiveness of the market.

Claims of £343 million were £199 million, or 37 per cent lower, than £542 million in 2010, mainly due to improved claims experience as a result of the run off of the PPI business and lower unemployment claims and lower property claims following the severe weather events that impacted January and December 2010.

Operating expenses decreased by £26 million, or 12 per cent, to £195 million in 2011 compared to £221 million in 2010 primarily as a result of further delivery of integration savings and a continued focus on cost management.

2010 COMPARED WITH 2009

Profit before tax and fair value unwind from General Insurance increased by £47 million, or 13 per cent, to £412 million in 2010 compared to £365 million in 2009, due primarily to improved unemployment claims experience plus integration synergies, after taking account of lower income resulting from ceasing to write new PPI business and freeze related claims.

Underwriting income for home insurance showed modest growth of £25 million, or 3 per cent, to £922 million in 2010 compared to £897 million in 2009. Home commission payable was adversely affected by the alignment of commission arrangements between the legacy businesses during the year.

PPI underwriting income decreased by £187 million, or 26 per cent, to £544 million in 2010 compared to £731 million in 2009 reflecting the continued impact on new business volumes from the market wide move to monthly premiums in 2009 and the Group’s withdrawal from the payment protection market on 23 July 2010. Changes in commission payable reflected lower volumes of PPI written during the year.

Claims were £95 million, or 15 per cent, lower at £542 million in 2010 compared to £637 million in 2009 reflecting lower unemployment claims experience. The home book has been particularly affected by the freeze events experienced in January and December 2010. This has been partly offset by the benefits of ongoing claims processing improvements and integration.

Operating expenses decreased by £47 million, or 18 per cent, to £221 million in 2010 compared to £268 million in 2009 primarily as a result of the alignment of commission arrangements on home insurance, the delivery of integration savings and a continued focus on cost management.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GROUP OPERATIONS

	2011 £m	2010 £m [1,2]	2009 £m [1,2]
Total income	42	(12)	(43)
Direct costs:
Information technology	(1,031)	(1,204)	(1,249)
Operations	(596)	(656)	(704)
Property	(909)	(966)	(981)
Sourcing	(56)	(58)	(60)
Support functions	(73)	(89)	(109)
	(2,665)	(2,973)	(3,103)
Result before recharges to divisions	(2,623)	(2,985)	(3,146)
Total net recharges to divisions	2,567	2,930	2,978
Share of results of joint ventures and associates	—	3	3
Loss before tax and fair value unwind	(56)	(52)	(165)
Fair value unwind	—	—	22
Loss before tax	(56)	(52)	(143)

[1]	As discussed on page 32, divisional results for 2010 and 2009 have been restated to reflect new funding cost and capital allocation methodologies.

[2]

Comparative figures have also been amended to reflect the centralisation of operations across the Group as part of the integration programme. To ensure a fair comparison of 2011 performance, 2010 and 2009 direct costs have been changed with an equivalent offsetting adjustment in recharges to divisions.

2011 COMPARED WITH 2010

Loss before tax from Group Operations increased by £4 million to £56 million in 2011 compared to £52 million in 2010.

Total income, excluding recharges to divisions, improved by £54 million, to £42 million in 2011 compared to a deficit of £12 million in 2010.

Direct costs were £308 million, or 10 per cent, lower at £2,665 million in 2011 compared to £2,973 million in 2010; this reflected the continued focus on cost management and the delivery of integration synergy savings and Simplification benefits.

Information Technology costs decreased by 14 per cent primarily with integration savings offsetting inflationary savings; Operations costs decreased by 9 per cent through the continuing rationalisation of the major Operations functions; Group Property costs decreased by 6 per cent due to the continuing consolidation of the heritage property portfolios helping to deliver further integration benefits; Group Sourcing costs decreased by 3 per cent and Sourcing has also played a major part in helping to deliver Group wide sourcing synergies.

Support functions costs were £16 million, or 18 per cent, lower at £73 million in 2011 compared to £89 million in 2010.

Recharges to divisions were £363 million lower at £2,567 million in 2011 compared to £2,930 million in 2010.

2010 COMPARED WITH 2009

Loss before tax from Group Operations improved by £91 million to £52 million in 2010 compared to £143 million in 2009. The loss in 2009 included a credit of £22 million in relation to the unwinding of fair value adjustments arising from the acquisition of HBOS plc by the Group. Loss before tax and fair value unwind improved by £113 million to £52 million in 2010 compared to £165 million in 2009.

Total income, excluding recharges to divisions, improved by £31 million, to a deficit of £12 million in 2010 compared to a deficit of £43 million in 2009.

Direct costs were £130 million, or 4 per cent, lower at £2,973 million in 2010 compared to £3,103 million in 2009; this reflected the continued focus on cost management and the delivery of integration savings.

Information Technology costs decreased by 4 per cent primarily due to the further impact of integration benefits; Operations costs decreased by 7 per cent due to the continuing rationalisation of the major Operations functions and lower charges in respect of joint ventures; Group Property costs decreased by 2 per cent due to the continuing consolidation of the heritage property portfolios helping to deliver further integration benefits. Support functions costs were £20 million, or 18 per cent, lower at £89 million in 2010 compared to £109 million in 2009.

Recharges to divisions were £48 million lower at £2,930 million in 2010 compared to £2,978 million in 2009.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CENTRAL ITEMS

	2011 £m	2010 £m [1]	2009 £m [1]
Net interest income (expense)	585	571	(26)
Other income	(49)	(73)	(79)
Effects of liability management, volatile items and asset sales	1,293	150	1,519
Total income	1,829	648	1,414
Operating expenses	(259)	(107)	(294)
Trading surplus	1,570	541	1,120
Impairment	(3)	—	—
Share of results of joint ventures and associates	(1)	2	(1)
Profit before tax and fair value unwind	1,566	543	1,119
Fair value unwind	(1,274)	(1,446)	(2,119)
Profit (loss) before tax	292	(903)	(1,000)

[1]	As discussed on page 32, divisional results for 2010 and 2009 have been restated to reflect new funding cost and capital allocation methodologies

Central items are comprised of three main elements:

1	The residual net interest position arising from the Group’s processes to allocate the following elements of net interest income to the divisions:

– interest on the Group’s equity position;

– net interest margin cost resulting from central capital activities, primarily arising on the management of subordinated debt and preference shares; and

– cost to the Group of funding wholesale and liquidity balances.

2

The charge for payments to the charitable foundations: the four independent Lloyds TSB Foundations and the independent Bank of Scotland Foundation support registered charities throughout the UK that enable people, particularly the disabled and disadvantaged, to play a fuller role in society.

3

Other unallocated central items: include the on-going activities of central areas including those of group corporate treasury (including the central hedge function), group internal audit, group risk, group compliance, group finance and group IT and operations.

2011 COMPARED WITH 2010

Total income increased by £1,181 million to £1,829 million primarily due to an £1,143 million increase in volatility and liability management effects. This included an £872 million increase in liability management gains. In addition, there was a £615 million reduction in the mark-to-market losses arising from the equity conversion feature of the Group’s Enhanced Capital Notes, partly offset by a £344 million adverse movement on banking volatility, which is attributed to ineffectiveness in hedge accounting relationships and banking book derivatives not mitigated through hedge accounting.

Liability management gains arose on transactions undertaken as part of the Group’s management of capital, largely the exchange of certain debt securities for other debt instruments or, for 2010 only, ordinary shares. These transactions resulted in a gain of £1,295 million in 2011, which comprises £696 million recognised in statutory net interest income, reflecting a reduction in the carrying value of certain debt securities as a result of changes in expected cash flows, and £599 million recognised in statutory other income relating to the exchange of existing securities into new securities. The gain in 2010 (£423 million) was recognised in statutory other income.

In 2011, volatile items comprised reductions in fair valuation of the equity conversion feature of the Group’s Enhanced Capital Notes of £5 million (2010: £620 million) and positive banking volatility of £3 million (2010: £347 million). There were no asset sales in either 2011 or 2010 reported in central items.

Operating expenses increased by £152 million to £259 million primarily due to financial services compensation scheme costs of £161 million (Group total: £179 million) and bank levy costs of £189 million, partly offset by lower pension costs held centrally.

Fair value unwind decreased by £172 million to a charge of £1,274 million primarily due to deal maturities leading to reduced amortisation.

2010 COMPARED WITH 2009

Total income decreased by £766 million to £648 million primarily due to a £1,369 million reduction in volatility and liability management effects. This included a £1,045 million reduction in liability management gains. In addition, there was a £193 million increase in the mark-to-market losses arising from the equity conversion feature of the Group’s Enhanced Capital Notes and a £131 million adverse movement in banking volatility, which is attributed to ineffectiveness in hedge accounting relationships and banking book derivatives not mitigated through hedge accounting.

Liability management gains arose on transactions undertaken in both 2009 and 2010 as part of the Group’s management of capital which exchanged certain debt securities for ordinary shares or other debt instruments. These transactions resulted in a gain of £423 million in 2010 compared to a gain of £1,498 million in 2009 (of which £1,468 million was reflected in Central items). The fair value of the equity conversion feature of the Group’s Enhanced Capital Notes decreased by £620 million in 2010 compared to a decrease of £427 million in 2009.

Net interest income was £597 million higher at £571 million in 2010 compared to a deficit of £26 million in 2009, in part reflecting improved net interest from interest rate risk management activities compared to 2009.

Operating expenses reduced by £187 million to £107 million due to lower professional fees and other costs associated with capital transactions and projects.

Fair value unwind improved by £673 million to a charge of £1,446 million primarily due to the effect of the liability management transactions leading to a reduced amortisation rate. Gains on liability management transactions included accelerated fair value amortisations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

	2011 Average balance £m	2011 Interest income £m	2011 Yield %	2010 Average balance £m	2010 Interest income £m	2010 Yield %	2009 Average balance £m	[1]	2009 Interest income £m	2009 Yield %
Assets
Loans and receivables:
– Loans and advances to banks	81,001	628	0.78	70,808	512	0.72	65,440		769	1.18
– Loans and advances to customers	594,152	23,950	4.03	592,120	26,085	4.41	673,226		25,023	3.72
– Debt securities	18,616	590	3.17	31,248	1,377	4.41	39,911		1,469	3.68
Available-for-sale financial assets	34,305	886	2.58	45,519	1,311	2.88	54,926		977	1.78
Held-to-maturity investments	7,958	262	3.29	2,188	55	2.51	—		—	—
Total interest-earning assets of banking book	736,032	26,316	3.58	741,883	29,340	3.95	833,503		28,238	3.39
Total interest-earning trading securities and other financial assets at fair value through profit or loss	63,418	2,201	3.47	65,176	2,412	3.70	59,849		2,224	3.72
Total interest-earning assets	799,450	28,517	3.57	807,059	31,752	3.93	893,352		30,462	3.41
Allowance for impairment losses on loans and receivables	(19,548)			(17,146)			(9,551)
Non-interest earning assets	200,939			220,098			164,056
Total average assets and interest income	980,841	28,517	2.91	1,010,011	31,752	3.14	1,047,857		30,462	2.91

	2011 Average interest earning assets £m	2011 Net interest income £m	2011 Net interest margin %	2010 Average interest earning assets £m	2010 Net interest income £m	2010 Net interest margin %	2009 Average interest earning assets £m	2009 Net interest income £m	2009 Net interest margin %
Average interest-earning assets and net interest income:
– Banking business	736,032	12,698	1.73	741,883	12,546	1.69	833,503	9,026	1.08
– Trading securities and other financial assets at fair value through profit or loss	63,418	1,722	2.72	65,176	2,172	3.33	59,849	1,706	2.85
	799,450	14,420	1.80	807,059	14,718	1.82	893,352	10,732	1.20

1	During 2011 the Group has revised its treatment of offset accounts; average balances for 2010 and 2009 have been restated accordingly.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2011 Average balance £m	2011 Interest expense £m	2011 Cost %	2010 Average balance £m	[1]	2010 Interest expense £m	2010 Cost %	2009 Average balance £m	[1]	2009 Interest expense £m	2009 Cost %
Liabilities and shareholders’ funds
Deposits by banks	27,748	222	0.80	40,918		319	0.78	93,234		883	0.95
Liabilities to banks under sale and repurchase agreements	16,536	267	1.61	20,658		513	2.48	42,794		1,399	3.27
Customer deposits	365,418	6,080	1.66	344,138		5,381	1.56	341,292		4,410	1.29
Liabilities to customers under sale and repurchase agreements	7,572	68	0.90	42,530		231	0.54	41,890		256	0.61
Debt securities in issue	227,497	5,045	2.22	234,107		5,833	2.49	247,079		6,318	2.56
Other interest-bearing liabilities	19,242	(219)	(1.14)	12,882		898	6.97	10,865		1,621	14.92
Subordinated liabilities	33,918	2,155	6.35	32,962		3,619	10.98	43,033		4,325	10.05
Total interest-bearing liabilities of banking book	697,931	13,618	1.95	728,195		16,794	2.31	820,187		19,212	2.34
Total interest-bearing liabilities of trading book	26,407	479	1.81	26,115		240	0.92	28,639		518	1.81
Total interest-bearing liabilities	724,338	14,097	1.95	754,310		17,034	2.26	848,826		19,730	2.32
Interest-free liabilities
Non-interest bearing customer accounts	31,519			19,403				6,902
Other interest-free liabilities	179,705			189,274				158,881
Non-controlling interests and shareholders’ funds	45,279			47,024				33,248
Total average liabilities and interest expense	980,841	14,097	1.44	1,010,011		17,034	1.69	1,047,857		19,730	1.88

1	During 2011 the Group has revised its treatment of offset accounts; average balances for 2010 and 2009 have been restated accordingly.

Loans and advances to banks and customers include impaired lending; interest on this lending has been recognised using the effective interest rate method, as required by IAS 39.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The analysis of average balances and interest for 2011, 2010 and 2009 between domestic and international offices is as follows:

	Domestic			Foreign			Total
2011	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %
Assets
Loans and receivables:
Loans and advances to banks	63,572	488	0.77	17,429	140	0.80	81,001	628	0.78
Loans and advances to customers	534,384	21,657	4.05	59,768	2,293	3.84	594,152	23,950	4.03
Debt securities	17,683	578	3.27	933	12	1.29	18,616	590	3.17
Available-for-sale financial assets	29,092	848	2.91	5,213	38	0.73	34,305	886	2.58
Held-to-maturity investments	7,958	262	3.29	—	—	—	7,958	262	3.29
Total interest-earning assets of banking book	652,689	23,833	3.65	83,343	2,483	2.98	736,032	26,316	3.58
Total interest-earning trading securities and other financial assets at fair value through profit or loss	59,640	1,998	3.35	3,778	203	5.37	63,418	2,201	3.47
Total interest-earning assets	712,329	25,831	3.63	87,121	2,686	3.08	799,450	28,517	3.57
Allowance for impairment losses on loans and advances	(7,557)			(11,991)			(19,548)
Non-interest earning assets	192,714			8,225			200,939
Total average assets and interest income	897,486	25,831	2.88	83,355	2,686	3.22	980,841	28,517	2.91
Percentage of assets applicable to foreign activities (%)							8.50

	Domestic			Foreign			Total
	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %
Liabilities and shareholders’ funds
Deposits by banks	24,751	190	0.77	2,997	32	1.07	27,748	222	0.80
Liabilities to banks under sale and repurchase agreements	16,399	261	1.59	137	6	4.38	16,536	267	1.61
Customer deposits	350,762	5,754	1.64	14,656	326	2.22	365,418	6,080	1.66
Liabilities to customers under sale and repurchase agreements	7,554	68	0.90	18	—	—	7,572	68	0.90
Debt securities in issue	203,340	4,420	2.17	24,157	625	2.59	227,497	5,045	2.22
Other interest-bearing liabilities	19,242	(219)	(1.14)	—	—	—	19,242	(219)	(1.14)
Subordinated liabilities	33,918	2,155	6.35	—	—	—	33,918	2,155	6.35
Total interest-bearing liabilities of banking book	655,966	12,629	1.93	41,965	989	2.36	697,931	13,618	1.95
Total interest-bearing liabilities of trading book	26,407	479	1.81	—	—	—	26,407	479	1.81
Total interest-bearing liabilities	682,373	13,108	1.92	41,965	989	2.36	724,338	14,097	1.95
Interest-free liabilities
Non-interest bearing customer accounts	30,606			913			31,519
Other interest-free liabilities	153,439			26,266			179,705
Minority interests and shareholders’ funds	31,068			14,211			45,279
Total average liabilities and interest expense	897,486	13,108	1.46	83,355	989	1.19	980,841	14,097	1.44
Percentage of liabilities applicable to foreign activities (%)							7.39

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Domestic				Foreign			Total
2010	Average balance £m	[1]	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	[1]	Interest income £m	Yield %
Assets
Loans and receivables:
Loans and advances to banks	55,288		408	0.74	15,520	104	0.67	70,808		512	0.72
Loans and advances to customers	535,544		24,035	4.49	56,576	2,050	3.62	592,120		26,085	4.41
Debt securities	29,662		1,359	4.58	1,586	18	1.13	31,248		1,377	4.41
Available-for-sale financial assets	35,296		1,236	3.50	10,223	75	0.73	45,519		1,311	2.88
Held-to-maturity investments	2,188		55	2.51	—	—	—	2,188		55	2.51
Total interest-earning assets of banking book	657,978		27,093	4.12	83,905	2,247	2.68	741,883		29,340	3.95
Total interest-earning trading securities and other financial assets at fair value through profit or loss	59,472		2,208	3.71	5,704	204	3.58	65,176		2,412	3.70
Total interest-earning assets	717,450		29,301	4.08	89,609	2,451	2.74	807,059		31,752	3.93
Allowance for impairment losses on loans and advances	(10,760)				(6,386)			(17,146)
Non-interest earning assets	213,195				6,903			220,098
Total average assets and interest income	919,885		29,301	3.19	90,126	2,451	2.72	1,010,011		31,752	3.14
Percentage of assets applicable to foreign activities (%)								8.92

	Domestic				Foreign			Total
	Average balance £m	[1]	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	[1]	Interest expense £m	Cost %
Liabilities and shareholders’ funds
Deposits by banks	24,041		219	0.91	16,877	100	0.59	40,918		319	0.78
Liabilities to banks under sale and repurchase agreements	14,933		419	2.81	5,725	94	1.64	20,658		513	2.48
Customer deposits	334,395		5,108	1.53	9,743	273	2.80	344,138		5,381	1.56
Liabilities to customers under sale and repurchase agreements	42,457		231	0.54	73	—	—	42,530		231	0.54
Debt securities in issue	204,200		5,214	2.55	29,907	619	2.07	234,107		5,833	2.49
Other interest-bearing liabilities	12,882		898	6.97	—	—	—	12,882		898	6.97
Subordinated liabilities	32,951		3,618	10.98	11	1	9.09	32,962		3,619	10.98
Total interest-bearing liabilities of banking book	665,859		15,707	2.36	62,336	1,087	1.74	728,195		16,794	2.31
Total interest-bearing liabilities of trading book	26,115		240	0.92	—	—	—	26,115		240	0.92
Total interest-bearing liabilities	691,974		15,947	2.30	62,336	1,087	1.74	754,310		17,034	2.26
Interest-free liabilities
Non-interest bearing customer accounts	18,463				940			19,403
Other interest-free liabilities	174,928				14,346			189,274
Minority interests and shareholders’ funds	34,520				12,504			47,024
Total average liabilities and interest expense	919,885		15,947	1.73	90,126	1,087	1.21	1,010,011		17,034	1.69
Percentage of liabilities applicable to foreign activities (%)								8.06

[1]	During 2011 the Group has revised its treatment of offset accounts; average balances for 2010 and 2009 have been restated accordingly.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Domestic				Foreign			Total
2009	Average balance £m	[1]	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	[1]	Interest income £m	Yield %
Assets
Loans and receivables:
Loans and advances to banks	57,500		594	1.03	7,940	175	2.20	65,440		769	1.18
Loans and advances to customers	617,498		22,928	3.71	55,728	2,095	3.76	673,226		25,023	3.72
Debt securities	38,189		1,439	3.77	1,722	30	1.74	39,911		1,469	3.68
Available-for-sale financial assets	46,787		896	1.92	8,139	81	1.00	54,926		977	1.78
Total interest-earning assets of banking book	759,974		25,857	3.40	73,529	2,381	3.24	833,503		28,238	3.39
Total interest-earning trading securities and other financial assets at fair value through profit or loss	59,571		2,213	3.71	278	11	3.96	59,849		2,224	3.72
Total interest-earning assets	819,545		28,070	3.43	73,807	2,392	3.24	893,352		30,462	3.41
Allowance for impairment losses on loans and advances	(5,740)				(3,811)			(9,551)
Non-interest earning assets	159,516				4,540			164,056
Total average assets and interest income	973,321		28,070	2.88	74,536	2,392	3.21	1,047,857		30,462	2.91
Percentage of assets applicable to foreign activities (%)								7.11

	Domestic				Foreign			Total
	Average balance £m	[1]	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	[1]	Interest expense £m	Cost %
Liabilities and shareholders’ funds
Deposits by banks	63,207		653	1.03	30,027	230	0.77	93,234		883	0.95
Liabilities to banks under sale and repurchase agreements	42,794		1,399	3.27	—	—	—	42,794		1,399	3.27
Customer deposits	333,678		4,255	1.28	7,614	155	2.04	341,292		4,410	1.29
Liabilities to customers under sale and repurchase agreements	41,827		256	0.61	63	—	—	41,890		256	0.61
Debt securities in issue	222,212		6,099	2.74	24,867	219	0.88	247,079		6,318	2.56
Other interest-bearing liabilities	10,865		1,621	14.92	—	—	—	10,865		1,621	14.92
Subordinated liabilities	42,183		4,276	10.14	850	49	5.76	43,033		4,325	10.05
Total interest-bearing liabilities of banking book	756,766		18,559	2.45	63,421	653	1.03	820,187		19,212	2.34
Total interest-bearing liabilities of trading book	28,639		518	1.81	—	—	—	28,639		518	1.81
Total interest-bearing liabilities	785,405		19,077	2.43	63,421	653	1.03	848,826		19,730	2.32
Interest-free liabilities
Non-interest bearing customer accounts	6,253				649			6,902
Other interest-free liabilities	157,426				1,455			158,881
Minority interests and shareholders’ funds	24,237				9,011			33,248
Total average liabilities and interest expense	973,321		19,077	1.96	74,536	653	0.88	1,047,857		19,730	1.88
Percentage of liabilities applicable to foreign activities (%)								6.46

[1]	During 2011 the Group has revised its treatment of offset accounts; average balances for 2010 and 2009 have been restated accordingly.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS

The following table allocates changes in net interest income between volume and rate for 2011 compared with 2010 and for 2010 compared with 2009. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2011 compared with 2010 Increase/(decrease)			2010 compared with 2009[1] Increase/(decrease)
	Total change £m	Volume £m	Rate £m	Total change £m	volume £m	Rate £m
Interest receivable and similar income
Loans and receivables:
Loans and advances to banks	116	79	37	(257)	39	(296)
Loans and advances to customers	(2,135)	82	(2,217)	1,062	(3,573)	4,635
Debt securities	(787)	(400)	(387)	(92)	(382)	290
Available-for-sale financial assets	(425)	(290)	(135)	334	(271)	605
Held-to-maturity investments	207	190	17	55	55	—
Total banking book interest receivable and similar income	(3,024)	(339)	(2,685)	1,102	(4,132)	5,234
Total interest receivable and similar income on trading securities and other financial assets at fair value through profit or loss	(211)	(61)	(150)	188	197	(9)
Total interest receivable and similar income	(3,235)	(400)	(2,835)	1,290	(3,935)	5,225
Interest payable
Deposits by banks	(97)	(105)	8	(564)	(408)	(156)
Liabilities to banks under sale and repurchase agreements	(246)	(67)	(179)	(886)	(550)	(336)
Customer deposits	699	354	345	971	45	926
Liabilities to customers under sale and repurchase agreements	(163)	(314)	151	(25)	3	(28)
Debt securities in issue	(788)	(147)	(641)	(485)	(323)	(162)
Other interest bearing liabilities	(1,117)	(72)	(1,045)	(723)	141	(864)
Subordinated liabilities	(1,464)	61	(1,525)	(706)	(1,106)	400
Total banking book interest payable	(3,176)	(290)	(2,886)	(2,418)	(2,198)	(220)
Total interest payable on trading and other liabilities at fair value through profit or loss	239	5	234	(278)	(23)	(255)
Total interest payable	(2,937)	(285)	(2,652)	(2,696)	(2,221)	(475)

[1]	During 2011 the Group has revised its treatment of offset accounts; average balances for 2010 and 2009 have been restated accordingly.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK MANAGEMENT

All narrative on pages 58 to 131 is unaudited unless otherwise stated. Tables are both audited and unaudited as stated. The audited information is required to comply with the requirements of relevant International Financial Reporting Standards.

The Group’s approach to risk is founded on a robust control framework and a strong risk management culture which guides the way all employees approach their work, the way they behave and the decisions they make.

PROGRESS IN 2011

–

The Group has a fully embedded conservative approach to, and prudent appetite for, risk and has in place disciplined controls over the risk profile for all new business, aligned to the strategic review.

–

The Group has made good progress in reducing assets which deliver below-hurdle returns, which are outside the Group’s risk appetite or may be distressed, are subscale or have an unclear value proposition, or have a poor fit with the Group’s customer strategy and improving the asset quality ratio.

–	Excellent progress in de-risking the Retail books. Solid progress in Wholesale and good progress to tackle the issues in the International books.

–	The continued focus on the Group’s conduct risk agenda to ensure it is achieving the best outcomes for its customers and is completely aligned with being the best bank for customers.

PRIORITIES FOR 2012

Risk Division’s mission in 2012 is to support sustainable growth, through:

–	Strategy: Supporting the delivery of the Group’s strategic plan, within risk appetite

–	Risk Infrastructure: Continue to invest in and develop risk systems

–	Risk Culture: Build and leverage on strong risk culture of business ownership

–	Regulatory Change: Be a role model

–	People Agenda: Continue to attract, retain and develop high quality people

THE GROUP’S APPROACH TO RISK

GOVERNANCE

–	The Group’s approach to risk is founded on a robust control framework and a strong risk management culture which guides the way all employees approach their work, behave and make decisions promptly.

–

Board-level engagement, coupled with the direct involvement of senior management in group-wide risk issues at Group Executive Committee level, ensures that issues are promptly escalated and remediation plans are initiated.

–	The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by both the Board and senior management.

RISK APPETITE

–

The Board takes the lead by establishing the ‘tone at the top’ and approving group risk appetite which is then cascaded throughout the Group in terms of policies, authorities and limits. The Board ensures that senior management implements policies and procedures designed to promote professional behaviour and integrity.

CULTURE

–

The Board ensures that senior management implements risk policies and risk appetites that either limit or, where appropriate, prohibit activities, relationships, and situations that could be detrimental to the Group’s risk profile.

–	The Group has a conservative business model embodied by a risk culture founded on prudence and individual accountability, where the needs of customers are paramount.

–	The focus has been and remains on building and sustaining long-term relationships with customers, through good and bad economic times.

ENTERPRISE-WIDE RISK MANAGEMENT

–	The Group uses an Enterprise-Wide Risk Management framework for the identification, assessment, measurement and management of risk.

–

It seeks to maximise value for shareholders over time by aligning risk appetite with corporate strategy, assessing the impact of emerging risks and developing risk tolerances and mitigating strategies.

–	The framework seeks to strengthen the Group’s ability to identify and assess risks, aggregate and report group-wide risks and refine risk appetite.

DECISION MAKING

–

The Risk Committee, chaired by a Non-Executive Director, comprises other Non-Executive Directors and oversees the Group’s risk exposures. The Chief Risk Officer regularly informs the Risk Committee of the aggregate risk profile and has direct access to the Chairman and members of the Risk Committee.

–

The Group Risk Committee and the Group Asset and Liability Committee are chaired by the Group Chief Executive. The aggregate group wide risk profile and risk appetite are discussed at these monthly meetings.

RISK AS A STRATEGIC DIFFERENTIATOR

The Group’s strategy and risk appetite were developed together to ensure one informed the other in creating a strategy that delivered on becoming the best bank for customers whilst creating sustainable growth over time.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

STRONG CONTROL FRAMEWORK

–	A strong control framework remains a priority for the Group and is the foundation for the delivery of effective risk management.

–	The Group optimises performance by allowing business units to operate within approved parameters.

–	The Group’s approach to risk management ensures that business units remain accountable for risk.

CONSERVATIVE APPROACH

–	The Group has a fully embedded conservative approach to, and prudent appetite for risk.

BOARD LEVEL REPORTING

–	The Group continues to enhance its capabilities by providing to the Board both qualitative and quantitative data including stress testing analysis on risks associated with strategic objectives.

–	Taking risks which are well understood, consistent with strategy and appropriately remunerated, is a key driver of shareholder return.

–	Risk analysis and reporting supports the identification of opportunities as well as risks and provide an aggregate view of the overall risk portfolio.

–	The Group’s key risks, management actions and performance against risk appetite are monitored and reported at Group level.

ACCOUNTABILITY

–	Risk is included as one of the five principal criteria within the Group’s balanced scorecard on which business area and individual’s performance is judged.

–	Business executives have specified risk management objectives, and incentive schemes take account of performance against these.

–

The Risk function oversees the performance assessment of business areas and senior staff to ensure adherence to the Group’s risk and control frameworks and oversees that performance has been achieved within risk appetite.

RISK DIVISION

–	During 2011 good progress has been made in creating a more agile risk function through further delayering the management structure and simplifying the operating model.

–	This reinforces the model of a strong and independent risk function that keeps the Group safe, supports sustainable business growth and minimises losses within risk appetite.

RISK TRANSFORMATION

–	The Group’s continued investment agenda, ensures risk systems, processes and management information continue to meet the needs of the Group and external stakeholders.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

STATE FUNDING AND STATE AID

HM Treasury currently holds approximately 40.1 per cent of the Group’s ordinary share capital. United Kingdom Financial Investments Limited (UKFI) as manager of HM Treasury’s shareholding continues to operate in line with the framework document between UKFI and HM Treasury managing the investment in the Group on a commercial basis without interference in day-to-day management decisions. There is a risk that a change in Government priorities could result in the framework agreement currently in place being replaced leading to interference in the operations of the Group, although there have been no indications that the Government intends to change the existing operating arrangements.

The Group made a number of undertakings to HM Treasury arising from the capital and funding support, including the provision of additional lending to certain mortgage and business sectors for the two years to 28 February 2011, and other matters relating to corporate governance and colleague remuneration. The lending commitments were subject to prudent commercial lending and pricing criteria, the availability of sufficient funding and sufficient demand from creditworthy customers. These lending commitments were delivered in full in the second year.

The subsequent agreement (known as ‘Merlin’) between five major UK banks (including the Group) and the Government in relation to gross business lending capacity in the 2011 calendar year was subject to a similar set of criteria. The Group delivered in full its share of the commitments by the five banks, both in respect of lending to SMEs and in respect of overall gross business lending. The Group has made a unilateral lending pledge for 2012 as part of its publicly announced SME charter.

In addition, the Group is subject to European state aid obligations in line with the Restructuring Plan agreed with HM Treasury and the EU College of Commissioners in November 2009, which is designed to support the long-term viability of the Group and remedy any distortion of competition and trade in the European Union (EU) arising from the state aid given to the Group. This has placed a number of requirements on the Group including an asset reduction target from a defined pool of assets by the end of 2014 and the disposal of certain portions of its retail business by the end of November 2013. In June 2011 the Group issued an Information Memorandum to potential bidders of this retail banking business, which the European Commission confirmed met the requirements to commence the formal sale process for the sale no later than 30 November 2011. On 14 December 2011 the Group announced that having reviewed the formal offers made, its preferred option was for a direct sale and that it was entering into exclusive discussions with The Co-operative Group. The Group is also continuing to progress an Initial Public Offering (IPO) in parallel. The Group continues to work closely with the EU Commission, HM Treasury and the Monitoring Trustee appointed by the EU Commission to ensure the successful implementation of the Restructuring Plan.

RISK GOVERNANCE

The embedding of integrated governance, risk and control frameworks throughout the Group has continued, through a consistent approach to risk appetite, policies, delegated authorities and governance committee structures.

The risk governance structure is intended to strengthen risk evaluation and management, whilst also positioning the Group to manage the changing regulatory environment in an efficient and effective manner. The risk governance structure for Lloyds Banking Group is shown in table 1.1.

BOARD AND BOARD COMMITTEES

The Board, assisted by Risk Committee and Audit Committee, approves the Group’s overall governance, risk and control frameworks and risk appetite. The Board also reviews the Group’s aggregate risk exposures and concentrations of risk to ensure that these are consistent with the Board’s agreed appetite for risk. The roles of the Board, Audit Committee and Risk Committee are shown in the corporate governance section on page 156 and further key risk oversight roles are described below.

The Risk Committee, which comprises Non-Executive Directors, oversees and challenges the development, implementation and maintenance of the Group’s risk management framework, ensuring that its strategy, principles, policies and resources are aligned internally to its risk appetite as well as externally to regulation, corporate governance and industry best practice. The Risk Committee regularly reviews the Group’s risk exposures across the primary risk drivers and the detailed risk types.

The Group Executive Committee supports the Group Chief Executive in ensuring the effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, whilst also reviewing the Group’s aggregate risk exposures and concentrations of risk. Throughout 2011 businesses provided the Group Executive Committee with regular updates on business performance, always including a review of their key risks. The Group Executive Committee is supported by other Group committees as shown in table 1.1, and in particular by:

–

The Group Asset and Liability Committee is responsible for the strategic management of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. It is also responsible for the risk management framework for market risk, liquidity risk, capital risk and earnings volatility.

–

The Group Incident Executive sets the strategic direction for the Group’s response to significant incidents which could affect its ability to continue to operate, and instigates any tactical initiatives required.

–

The Group Stress Testing Committee is responsible for reviewing, challenging and recommending to the Group Executive Committee the annual stress testing of the Group’s operating plan based on internal and FSA recommended scenarios, annual European Banking Authority stress tests, and other Group-wide macroeconomic stress tests.

–

The Group Product Governance Committee provides strategic and senior oversight over design, launch and management of products, including new product approval, annual product reviews and management of risk in the back book.

–

The Group Risk Committee reviews and recommends the Group’s risk appetite and governance, risk and control frameworks, high-level group policies and the allocation of risk appetite. The Group Risk Committee regularly reviews risk exposures and risk/reward returns.

During 2011, the Group’s risk committee framework has been reviewed in order to ensure more effective risk management, clearer accountabilities, and more efficient and simplified processes. A new risk committee framework has been implemented, whereby the Group Risk Committee is supported by the following Committees:

–

Credit Risk Committees, which are responsible for the development and effectiveness of the relevant credit risk management framework, clear description of the Group’s credit risk appetite, setting of high-level Group credit policy, and compliance with regulatory credit requirements. Risk Committees monitor and review the Group’s aggregate credit risk exposures and concentrations of risk on behalf of the Group Risk Committee.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–

The Group Market Risk Committee, which on behalf of the Group Asset and Liability Committee, monitors and reviews the Group’s aggregate market risk exposures and concentrations and provides a proactive and robust challenge around business activities giving rise to market risks.

–

The Insurance Risk Committee monitors, reviews and makes recommendations on the risk management framework, risk strategy and appetite for the Insurance business, ensuring that the policy and oversight framework for insurance risk management is appropriate. The committee reviews and challenges relevant insurance reporting and issues arising, including: the Group’s aggregate portfolio of insurance risk against approved plans and risk appetite and the need and opportunity for effecting insurance risk mitigation.

–

The Group Operational Risk Committee, which is responsible for identifying significant current and emerging operational risks or accumulation of risks and control deficiencies across the Group and reviewing associated oversight plans to ensure pre-emptive risk management action. The Committee also seeks to ensure that adequate business area engagement occurs to develop, implement and maintain the Group’s operational risk management framework.

–

The Group Compliance and Conduct Risk Committee is responsible for forming a group-wide view of the Group’s compliance and conduct risk profile, reviewing the effectiveness of compliance and conduct risk frameworks and reviewing relevant polices and engagement with regulators.

–

The Group Financial Crime Committee serves as the principal Group forum for reviewing and challenging the management of financial crime risk including the overall strategy and performance and engagement with financial crime authorities. The Committee is accountable for ensuring that, at Group level, financial crime risks are effectively identified and managed within risk appetite and that strategies for financial crime prevention are effectively co-ordinated and implemented across the Group.

–

The Group Model Governance Committee is responsible for setting the framework and standards for model governance across the Group, including establishing appropriate levels of delegated authority and principles underlying the Group’s risk modelling framework, specifically regarding consistency of approach across business units and risk types. It approves risk models other than a small number defined as highly material to the Group, which are approved by the Group Risk Committee. This also meets FSA BIPRU requirements regarding the governance and approval for Internal Ratings Based models, including Internal Assessment models, Market Risk VaR and Advanced Measurement approach models.

Table 1.1: Risk governance structures

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk Division, headed by the Chief Risk Officer, consists of eleven Risk Directors and their specialist teams. These teams provide oversight and independent challenge to business management and support the senior executive and the Board with independent reporting on risks and opportunities. Risk Directors, responsible for each risk type, meet on a regular basis under the Chairmanship of the Chief Risk Officer to review and challenge the risk profile of the Group and to ensure that mitigating actions are appropriate.

Business Unit Managing Directors/Executives have primary responsibility for measuring, monitoring and controlling risks within their areas of accountability and are required to establish control frameworks for their businesses that are consistent with the Group’s policies and are within the parameters set by the Board, Group Executive Committee and Risk Division. Compliance with policies and parameters is overseen by the Risk Committee, the Group Risk Committee, the Group Asset and Liability Committee, and Risk Division, and independently challenged by Group Audit.

RISK MANAGEMENT OVERSIGHT

The Chief Risk Officer oversees and promotes the development and implementation of consistent Group-wide governance risk and control frameworks. The Chief Risk Officer, supported by the Risk Directors, provides objective challenge to the Group’s senior management. The Group Executive Committee and the Board receive regular briefings and guidance from the Chief Risk Officer to ensure awareness of the overarching risk management framework and a clear understanding of their accountabilities for risk and internal control.

Risk Directors, who report directly to the Chief Risk Officer, are allocated responsibility for specific risk types and are responsible for ensuring the adequacy of the framework for their risk types as well as the oversight of the risk profile across the Group. Risk Directors also support specific business areas to provide an enterprise-wide risk management perspective.

The Director of Group Audit provides independent assurance to the Audit Committee and the Board that risks within the Group are recognised, monitored and managed within acceptable parameters. Group Audit is fully independent of Risk, seeking to ensure objective challenge to the effectiveness of the risk governance framework.

Table 1.2: Risk management framework

RISK MANAGEMENT IN THE BUSINESS

Line management is directly accountable for the management of risks arising in their individual businesses. A key objective is to ensure that business decisions strike an appropriate balance between risk and reward, consistent with the Group’s risk appetite.

All business areas complete a control effectiveness review annually (see page 165), reviewing the effectiveness of their internal controls and putting in place a programme of enhancements where appropriate. Executives of each business area and each Group Executive Committee member certify the accuracy of their assessment.

Risk management in the business forms part of a tiered risk management model, as shown above, with Risk Division providing oversight and challenge, and the Chief Risk Officer and Group committees establishing the Group-wide perspective.

This approach provides the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK MANAGEMENT FRAMEWORK

The Group’s risk management principles and framework cover all the types of risk which could impact on its banking and insurance businesses.

The Group uses an enterprise-wide risk management framework to maximise shareholder value over time by aligning risk management with the corporate strategy, assessing the impact of emerging risks, and developing tolerances and mitigating strategies. The framework ensures that policies and controls can be adapted to reflect adjustments to business strategy and risk appetite in response to changing market conditions.

The principal elements of the framework are shown in table 1.2. These map to the components of the internal control framework issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Lloyds Banking Group business strategy and objectives are used to determine the Group’s high level risk appetite and measures and metrics for the primary risk drivers (see table 1.3).

The risk appetite is proposed by the Group Chief Executive following review by the Group Risk Committee and Group Asset and Liability Committee, and is approved by the Board. The approved high level appetite and limits are delegated to the Group Chief Executive and then cascaded in consultation with the Group Risk Committee and Group Asset and Liability Committee to members of the Group Executive Committee and the business.

The risk appetite is executed through Policy Framework and Accountabilities, comprising the following levels of policy:

–	Principles: Board-level statements of principle for the six primary risk drivers

–	High-level Group policy: policy statements for the main risk types which align to each risk driver

–	Detailed Group policy: more specific and detailed policy statements of Group policy

–	Business Area policy: local policy which is produced by exception where a greater level of detail is needed by a business area than is appropriate for Group-level policy.

All policies are reviewed annually to ensure they remain fit for purpose.

During 2011, the Group’s Policy Framework has been reviewed with a view to simplification, which will be implemented over the coming year. Colleagues are expected to be aware of and to comply with the policies and procedures which apply to them and their work. Line management in each business area has primary responsibility for ensuring that they do so.

Risk Division oversees the effective implementation of policy, and Group Audit provides independent assurance to the Board about the effectiveness of the Group’s internal control framework and adherence to policy.

Clear and consistent risk identification is undertaken using a common risk language to define and categorise risks (see table 1.3), also supporting risk aggregation and standardised reporting.

Proportionate control activities are in place mitigating or transferring risk where appropriate. Risk and control assessments including the annual control effectiveness review are undertaken assessing the effectiveness of mitigating actions and whether risk exposures are consistent with the Group’s risk appetite.

The impact of risks and issues is determined through effective risk measurement, including modelling, stress testing and scenario analysis to assess financial, reputational and regulatory capital implications.

The outcomes of independent reviews (including internal and external audit and regulatory reviews) are reflected in risk management activities and action plans.

Monitoring processes are in place supporting the reporting and escalation of significant issues or losses to appropriate levels of management. Business areas monitor and report on their risk levels against risk appetite and their performance against relevant limits or policies.

Risk reporting is reviewed by the business executive sitting as a risk committee, to ensure that senior management is satisfied with the overall risk profile, risk accountabilities and progress on any necessary action plans and tracking. Information is provided to Risk Division for review and aggregation to feed into regular reporting on risk exposures and material issues.

At Group level a consolidated risk report and risk appetite dashboard are produced which are reviewed and debated by the Group Risk Committee, Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a monthly assessment of the aggregate residual risk for the primary risk drivers, comparing the assessment with the previous periods and providing a forecast for the next twelve months and also provides an assessment of emerging risks, which could impact the Group over the next five years.

The overall effectiveness of the risk management framework depends on the people undertaking these activities and the quality of the supporting systems and tools. The risk transformation programme has initiated a significant investment in risk infrastructure to strengthen the Group’s risk management capability.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

PRINCIPAL RISKS AND UNCERTAINTIES

At present the most significant risks faced by the Group, which are derived from the primary risk drivers and detailed risk types in table 1.3, are shown below. These risks could impact on the success of delivering against the Group’s long-term strategic objectives. For further information on the economy see page 14 – Overview and Trend Information.

LIQUIDITY AND FUNDING

RISK DEFINITION

Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient.

PRINCIPAL RISKS

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and long term wholesale funding markets. Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

The combination of right-sizing the balance sheet and continued development of the retail deposit base has seen the Group’s wholesale funding requirement reduce in the past year. The progress the Group has made to date in diversifying its funding sources has further strengthened its funding base.

During the first half of 2011 the Group accelerated term funding initiatives and the run down of certain asset portfolios allowing a further reduction in total government and central bank facilities. The Group repaid its remaining drawings under the Bank of England SLS scheme in full during 2011. Outstandings under the Credit Guarantee Scheme reduced in line with their contractual maturities, with £23.5 billion remaining at the end of December 2011. The outstanding amount matures during 2012.

The second half of 2011 has seen more difficult funding markets as investor confidence was impacted by concerns over the US debt ceiling and subsequent downgrade. This was followed by increased fears over Eurozone sovereign debt levels, downgrades and possible defaults and concerns are ongoing over the potential downside effects from financial market volatility. Despite this the Group continued to fund adequately, maintaining a broadly stable stock of primary liquid assets during the year and meeting its regulatory liquidity ratio targets at all times.

Liquidity is managed at the aggregate Group level, with active monitoring at both business unit and Group level. Monitoring and control processes are in place to address both internal and regulatory requirements. In a stress situation the level of monitoring and reporting is increased commensurate with the nature of the stress event.

The Group carries out stress testing of its liquidity position against a range of scenarios, including those prescribed by the FSA. The Group’s liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The Group’s stress testing framework considers these factors, including the impact of a range of economic and liquidity stress scenarios over both short and longer term horizons. Internal stress testing results at 31 December 2011 show that the Group has liquidity resources representing more than 130 per cent of modelled outflows from all wholesale funding sources, corporate deposits and rating dependent contracts under the Group’s severe liquidity stress scenario. In 2011, the Group has maintained its liquidity levels in excess of the ILG regulatory minimum (FSA’s Individual Liquidity Adequacy Standards) at all times. Funding projections show the Group will achieve the proposed Basel III liquidity and funding requirements in advance of expected implementation dates.

The Group’s stress testing shows that further credit rating downgrades may reduce investor appetite for some of the Group’s liability classes and therefore funding capacity. In the fourth quarter of 2011, the Group experienced downgrades in its long-term rating of between one and two notches from three of the major rating agencies. The impact that the Group experienced following the downgrades was consistent with the Group’s modelled outcomes based on the stress testing framework. The Group has materially reduced its wholesale funding in recent years and operates a well diversified funding platform which together lessen the impact of stress events.

The Group’s borrowing costs and issuance in the capital markets are dependent on a number of factors, and increased cost or reduction of capacity could materially adversely affect the Group’s results of operations, financial condition and prospects. In particular, reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience, could significantly increase its borrowing costs and limit its issuance capacity in the capital markets. As an indicator over the last 12 months the spread between an index of A rated long term senior unsecured bank debt and an index of similar BBB rated bank debt, both of which are publicly available, has ranged between 60 and 115 basis points. The applicability to and implications for the Group’s funding cost would depend on the type of issuance, and prevailing market conditions. The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

Downgrades of the Group’s long term debt rating could lead to additional collateral posting and cash outflow. A hypothetical simultaneous two notch downgrade of the Group’s long-term debt rating from all major rating agencies, after initial actions within management’s control, could result in an outflow of £11 billion of cash, £4 billion of collateral posting related to customer financial contracts and £24 billion of collateral posting associated with secured funding. These effects do not take into account additional management and restructuring actions that the Group has identified that could materially reduce the amount of required collateral postings under derivative contracts related to its own secured funding programmes.

The downgrades that the Group experienced in the fourth quarter of 2011, did not significantly change its borrowing costs, reduce its issuance capacity or require significant collateral posting. The Group notes the recent announcements from Moody’s placing the ratings of 114 European financial institutions, including Lloyds Banking Group, on review for downgrade. Even in the case of a simultaneous two notch downgrade from all rating agencies, the Group would remain investment grade.

At 31 December 2011, the Group had £202 billion of highly liquid unencumbered assets in its liquidity portfolio which are available to meet cash and collateral outflows, as illustrated in the table below. This liquidity is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MITIGATING ACTIONS

The Group takes many mitigating actions with respect to this principal risk. Key examples include:

The Group has maintained its liquidity levels in excess of the ILG regulatory minimum (FSA’s Individual Liquidity Adequacy Standards) at all times. Funding projections show the Group will achieve the proposed Basel III liquidity and funding metrics in advance of expected implementation dates. The Liquidity Coverage Ratio (LCR) is due to be implemented on 1 January 2015 and the Net Stable Funding Ratio (NSFR) has a 1 January 2018 implementation date. The European Commission released its proposal for implementing Basel III into Europe (CRD IV) in July 2011 and discussions over the final detail are ongoing.

The Group carries out monthly stress testing of its liquidity position against a range of scenarios, including those prescribed by the FSA. The Group’s liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The key dependencies on successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets; successful right-sizing of the group’s balance sheet; the repayment of the government Credit Guarantee Scheme facilities in accordance with the agreed terms; no more than limited further deterioration in the UK’s and the Group’s credit rating; and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets. Additionally, the Group has entered into a number of EU state aid related obligations to achieve reductions in certain parts of its balance sheet by the end of 2014. These are assumed within the Group’s funding plan. The requirement to meet this deadline may result in the Group having to provide funding to support these asset reductions and/or disposals and may also result in a lower price being achieved.

Term wholesale funding issuance for the year totalled £35 billion, in excess of plan, representing £2 billion pre-funding of the requirement for 2012.

The Group term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) improved to 55 per cent (50 per cent at 31 December 2010) due to good progress in new term issuance and a reduction in short term money market funding. the wholesale funding position includes debt issued under the legacy government Credit Guarantee Scheme, for which the last maturity will occur in 2012.

Total wholesale funding reduced by £47 billion to £251 billion, with the volume with a residual maturity less than one year falling £35 billion to £113 billion.

The ratio of customer loans to deposits improved to 135 per cent compared with 154 per cent at 31 December 2010. Loans and advances reduced by £41 billion and customer deposits increased by £23 billion, representing growth of 6 per cent in 2011.

For further information on Liquidity and funding risk, see page 70.

CREDIT

RISK DEFINITION

The risk of reductions in earnings and/or value, through financial loss, as a result of the failure of the party with whom the Group has contracted to meet its obligations (both on and off balance sheet).

PRINCIPAL RISKS

Risks arising in the Retail, Wholesale, Commercial, and Wealth and International divisions, reflecting the risks inherent in the Group’s lending activities and, to a much lesser extent in the Insurance division in respect of investment of own funds. Adverse changes in the credit quality of the Group’s UK and/ or international borrowers and counterparties, or in their behaviour, would be expected to reduce the value of the Group’s assets and materially increase the Group’s write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors, including, inter alia, increased unemployment, reduced asset values, lower consumer spending, increased personal or corporate insolvency levels, reduced corporate profits, increased interest rates or higher tenant defaults. Over the last four years, the global banking crisis and economic downturn has driven cyclically high bad debt charges. These have arisen from the Group’s lending to:

–

Wholesale customers (including those in Wealth and International): where companies continue to face difficult business conditions. Impairment levels have reduced materially since the peak of the economic downturn and more aggressive risk appetite in the HBOS businesses when elevated corporate default levels and illiquid commercial property markets resulted in heightened impairment charges. The UK economy remains fragile. Consumer and business confidence is low, consumer spending has been falling over the past year, the reduction in public sector spending is deepening and exports are failing to offset domestic weakness. The possibility of further economic weakness remains. Financial market instability represents an additional downside risk. The Group has exposure in both the UK and internationally, including Europe, Ireland, USA and Australia, particularly in commercial real estate lending, where the Group had a high level of lending secured on secondary and tertiary assets.

–

Retail customers (including those in Wealth and International): have seen UK bad debts reduce further in 2011 as a result of risk management activity and more stable, low interest rates and UK economic conditions. These portfolios will remain strongly linked to the economic environment, with inter alia house price falls, unemployment increases, consumer over-indebtedness and rising interest rates being possible impacts to the secured and unsecured retail exposures.

MITIGATING ACTIONS

The Group takes many mitigating actions with respect to this principal risk. Key examples include:

The Group follows a relationship based business model with risk management processes, appetites and experienced staff in place. Further details on mitigating actions are detailed on pages 88 to 90.

For further information on Credit risk, see page 87.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

REGULATORY

RISK DEFINITION

Regulatory risk is the risk of reductions in earnings and/ or value, through financial or reputational loss, from failing to comply with the applicable laws, regulations or codes.

PRINCIPAL RISKS

Regulatory exposure is driven by the significant volume of current legislation and regulation within the UK and overseas with which the Group has to comply, along with new or proposed legislation and regulation which needs to be reviewed, assessed and embedded into day-to-day operational and business practices across the Group. This is particularly the case in the current market environment, which continues to witness high levels of government and regulatory intervention in the banking sector.

Lloyds Banking Group faces increased political and regulatory scrutiny as a result of the Group’s perceived size and systemic importance following the acquisition of HBOS Group.

Independent Commission on Banking

The Government appointed an Independent Commission on Banking (ICB) to review possible measures to reform the banking system and promote stability and competition. The ICB published its final report on 12 September 2011 putting forward recommendations to require ring-fencing of the retail activities of banks from their investment banking activities and additional capital requirements beyond those required under current drafts of the Capital Requirements Directive IV. The Report also makes recommendations in relation to the competitiveness of the UK banking market, including enhancing the competition remit of the new Financial Conduct Authority (FCA), implementing a new industry-wide switching solution by September 2013, and improving transparency. The ICB, which following the final report was disbanded, had the authority only to make recommendations, which the Government could choose to accept or reject.

The ICB specifically recommended in relation to the Group’s EC mandated branch disposal (Project Verde), that, to create a strong challenger in the UK banking market, the entity which results from the divestment should have a share of the personal current account (PCA) market of at least 6 per cent (although this does not need to arise solely from the current accounts acquired from the Company) and a funding position at least as strong as its peers. The ICB did not specify a definitive timeframe for the divested entity to achieve a 6 per cent market share of PCAs but recommended that a market investigation should be carefully considered by competition authorities if ‘a strong and effective challenger’ has not resulted from the Company’s divestment by 2015. The ICB did not recommend explicitly that the Company should increase the size of the Project Verde disposal agreed with the European Commission but recommended that the Government prioritise the emergence of a strong new challenger over reducing market concentration through a ‘substantially enhanced’ divestment by the Group.

The Government published its response to the ICB recommendations on 19 December 2011. The Government supported the recommendation that an entity with a larger share of the PCA market than the 4.6 per cent originally proposed might produce a more effective competitor. In relation to the Group’s announcement that it was to pursue exclusive negotiations with the Co-operative Group, the Government commented that such a transaction would deliver a significant enhancement of the PCA market share, with the share divested by the Group combining with the Co-operative Group’s existing share to create a competitor with approximately 7-8 per cent. The Government also stated that the execution of the divestment is a commercial matter, and it has no intention of using its shareholding to deliver an enhancement.

New Regulatory Regime

On 27 January 2012, the Government published the Financial Services Bill. The proposed new UK regulatory architecture will see the transition of regulatory and supervisory powers from the FSA to the new Financial Conduct Authority (FCA) and Prudential Regulatory Authority (PRA). The PRA will be responsible for supervising banks, building societies and other large firms. The FCA will focus on consumer protection and market regulation. The Bill is also proposing new responsibilities and powers for the FCA. The most noteworthy are the proposed greater powers for the FCA in relation to competition and the proposal to widen its scope to include consumer credit. The Bill is expected to take effect in early 2013.

In April 2011, the FSA commenced an internal reorganisation as a first step in a process towards the formal transition of regulatory and supervisory powers from the FSA to the new FCA and PRA in 2013. Until this time the responsibility for regulating and supervising the activities of the Group and its subsidiaries will remain with the FSA. On 2 April the FSA will introduce a new ‘twin peaks’ model and the intention is to move the FSA as close as possible to the new style of regulation outlined in the Bill. There will be two independent groups of supervisors for banks, insurers and major investment firms covering prudential and conduct. (All other firms (those not dual regulated) will be solely supervised by the conduct supervisors).

In addition, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority as new EU Supervisory Authorities are likely to have greater influence on regulatory matters across the EU.

Capital and Liquidity

Evolving capital and liquidity requirements continue to be a priority for the Group. The Basel Committee on Banking Supervision has put forward proposals for a reform package which changes the regulatory capital and liquidity standards, the definition of ‘capital’, introduces new definitions for the calculation of counterparty credit risk and leverage ratios, additional capital buffers and development of a global liquidity standard. Implementation of these changes is expected to be phased in between 2013 and 2018.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Anti Bribery

The Bribery Act 2010 came fully into force on 1 July 2011. It enhances previous laws on bribery and is supported by some detailed guidance issued by the Ministry of Justice on the steps a business needs to take to embed ‘adequate procedures’ to prevent bribery. A company convicted of failing to have ‘adequate procedures’ to prevent bribery could receive an unlimited fine. The Group operates a Group-wide Anti-Bribery Policy, applicable to all of its businesses, operations and employees, which incorporates the requirements of the UK Bribery Act 2010.

Sanctions

The Group takes very seriously its responsibilities for complying with legal and regulatory sanctions requirements in all the jurisdictions in which it operates. In order to assist adherence to relevant economic sanctions legislation, the Group has enhanced its internal compliance processes including those associated with customer and payment screening. The Group has continued the delivery of a programme of staff training regarding policies and procedures for detecting and preventing economic sanctions non-compliance.

US Regulation

Significant regulatory initiatives from the US impacting the Group include the Dodd-Frank Act which imposes specific requirements for systemic risk oversight, asset securitisation activities, securities market conduct and oversight, bank capital standards, arrangements for the liquidation of failing systemically significant financial institutions and restrictions to the ability of banking entities to engage in proprietary trading activities and make investments in certain private equity and hedge funds (known as the ‘Volcker Rule’). Furthermore, under the so-called swap ‘push-out’ provisions of the Dodd-Frank Act, the derivatives activities of US banks and US branch offices of foreign banks will be restricted, which may necessitate a restructuring of how the Group conducts its derivatives activities. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or the US Commodity Futures Trading Commission, or both, and will become subject to the requirements as to capital, margin, business conduct, recordkeeping and other requirements applicable to such entities. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

European Regulation

At a European level, the pace of regulatory reform has increased with a number of new directives or changes to existing directives planned in the next 12 months including a revised Markets in Financial Instruments Directive, Transparency Directive, Insurance Mediation Directive and a Fifth Undertakings in Collective Investments in Transferable Securities Directive as well as a proposed Directive regulating Packaged Retail Investment Products.

MITIGATING ACTIONS

The Group takes many mitigating actions with respect to this principal risk. Key examples include:

Independent Commission on Banking

The Group continues to play a constructive role in the debate with the Government and other stakeholders on all issues under consideration in relation to the ICB’s recommendations.

New Regulatory Regime

The Group continues to work closely with the regulatory authorities and industry associations to ensure that it is able to identify and respond to regulatory changes and mitigate against risks to the Group and its stakeholders.

Capital and Liquidity

The Group is continuously assessing the impacts of regulatory developments which could have a material effect on the Group and is progressing its plans to implement regulatory changes and directives through change management programmes.

Anti Bribery

The Group has no appetite for bribery and explicitly prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’.

The Group has enhanced its internal compliance processes including those associated with payment screening, colleague training and hospitality.

US and European Regulation

The Group is continuously assessing the impacts of regulatory developments which could have a material effect on the Group and is progressing its plans to implement regulatory changes and directives through change management programmes. The Group is also continuing to progress its plans to achieve Solvency II compliance.

For further information on Regulatory risk, see page 128.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MARKET RISK

RISK DEFINITION

The risk of reductions in earnings and/or value, through financial or reputational loss, from unfavourable market moves, including changes in, and increased volatility of, interest rates, market-implied inflation rates, credit spreads, foreign exchange rates, and equity, property and commodity prices.

PRINCIPAL RISKS

The Group has a number of market risks, the principal ones being:

–

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

–	Equity market movements and changes in credit spreads impact the Group’s results.

–	The main equity market risks arise in the life assurance companies and staff pension schemes.

–	Credit spread risk arises in the life assurance companies, pension schemes and banking businesses.

Continuing concerns about the fiscal position in Eurozone countries resulted in increased credit spreads in the areas affected, and fears of contagion affected the Euro and widened spreads between central bank and interbank rates.

MITIGATING ACTIONS

The Group takes many mitigating actions with respect to this principal risk. Key examples include:

Market risk is managed within a Board approved framework using a range of metrics to monitor the Group’s profile against its stated appetite and potential market conditions.

Market Risk is reported regularly to appropriate committees.

The Group’s trading activity is small relative to its peers and is not considered to be a principal risk. The average 95 per cent 1-day trading Value at Risk (VaR) was £6 million for the year to 31 December 2011.

For further information on Market risk, see page 125.

CUSTOMER TREATMENT

RISK DEFINITION

The risk of regulatory censure and/or a reduction in earnings/value, through financial or reputational loss, from inappropriate or poor customer treatment.

PRINCIPAL RISKS

Customer treatment and how the Group manages its customer relationships affect all aspects of the Group’s operations and are closely aligned with achievement of the Group’s strategic vision to be the best bank for customers. As a provider of a wide range of financial services products across different brands and numerous distribution channels to an extremely broad and varied customer base, the Group faces significant conduct risks, such as: products or services not meeting the needs of its customers; sales processes which could result in selling products to customers which do not meet their needs; failure to deal with a customer’s complaint effectively where the Group has got it wrong and not met customer expectations.

There remains a high level of scrutiny regarding the treatment of customers by financial institutions from regulatory bodies, the press and politicians. The FSA in particular continues to drive focus on conduct of business activities through its supervision activity.

There is a risk that certain aspects of the Group’s business may be determined by regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or fair and reasonable treatment in their opinion. The Group may also be liable for damages to third parties harmed by the conduct of its business.

MITIGATING ACTIONS

The Group takes many mitigating actions with respect to this principal risk. Key examples include:

The Group’s Conduct Risk Strategy and supporting framework have been designed to support its vision and strategic aim to put the customer at the heart of everything the Group does. The Group has developed and implemented a framework to enable us to deliver the right outcomes for its customers, which is supported by policies and standards in key areas, including product governance, sales, responsible lending, customers in financial difficulties, claims and complaints handling.

The Group actively engages with regulatory bodies and other stakeholders in developing its understanding of current customer treatment concerns.

For further information on Customer treatment, see page 128.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

PEOPLE

RISK DEFINITION

The risk of reductions in earnings or value through financial or reputational loss arising from ineffectively leading colleagues responsibly and proficiently, managing people resource, supporting and developing colleague talent, or meeting regulatory obligations related to people.

PRINCIPAL RISKS

The quality and effectiveness of the Group’s people are fundamental to its success. Consequently, the Group’s management of material people risks is critical to its capacity to deliver against its long-term strategic objectives. Over the next year the Group’s ability to manage people risks successfully may be affected by the following key drivers:

–

The Group’s continuing structural consolidation and the sale of part of the branch network under Project Verde may result in disruption to the Group’s ability to lead and manage its people effectively.

–	The continually changing, more rigorous regulatory environment may impact the Group’s people strategy, remuneration practices and retention.

–	Macroeconomic conditions and negative media attention on the banking sector may impact retention, colleague sentiment and engagement.

MITIGATING ACTIONS

The Group takes many mitigating actions with respect to this principal risk. Key examples include:

–	Strong focus on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre staff together with implementation of rigorous succession planning

–	A continued focus on people risk management across the Group.

–

Ensuring compliance with legal and regulatory requirements related to Approved Persons and the FSA Remuneration Code, and embedding compliant and appropriate colleague behaviours in line with Group policies, values and people risk priorities.

–	Strengthening risk management culture and capability across the Group, together with further embedding of risk objectives in the colleague performance and reward process.

For further information on people risk, see page 128.

INSURANCE RISK

RISK DEFINITION

The risk of reductions in earnings and/or value, through financial or reputational loss, due to fluctuations in the timing, frequency and severity of insured/underwritten events and to fluctuations in the timing and amount of claims settlements.

PRINCIPAL RISKS

The major sources of insurance risk are within the insurance businesses and the Group’s defined benefit staff pension schemes (‘pension schemes’). Insurance risk is inherent in the insurance business and can be affected by customer behaviour. Insurance risks relate primarily to mortality, longevity, morbidity, persistency, expenses, property and unemployment. The primary insurance risk of the Group’s pension schemes is related to longevity.

Insurance risk within the insurance businesses has the potential to significantly impact the earnings and capital position of the Insurance Division of the Group. For the Group’s pension schemes, insurance risk could significantly increase the cost of pension provision and impact the balance sheet of the Group.

MITIGATING ACTIONS

The Group takes many mitigating actions with respect to this principal risk. Key examples include:

Insurance risk is reported regularly to appropriate committees and boards.

Actuarial assumptions are reviewed in line with experience and in-depth reviews are conducted regularly. Longevity assumptions for the Group’s pension schemes are reviewed annually together with other IFRS assumptions. Expert judgement is required.

Insurance risk is controlled by robust processes including underwriting, pricing-to-risk, claims management, reinsurance and other risk mitigation techniques.

For further information on Insurance risk, see page 130.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FULL ANALYSIS OF RISK DRIVERS

Table 1.3: Risk drivers

RISK DRIVERS

The Group’s risk language is designed to capture the Group’s primary risk drivers. A description of each ‘primary risk driver’, including definition, appetite, control and exposures, is included below. These are further sub-divided into 33 more granular risk types to enable more detailed review and facilitate appropriate reporting and monitoring, as set out in table 1.3.

Through the Group’s risk management processes, these risks are assessed on an ongoing basis and seek to ensure optimisation of risk and reward and that, where required, appropriate mitigation is in place. Both quantitative and qualitative factors are considered in assessing the Group’s current and potential future risks.

FINANCIAL SOUNDNESS

Financial soundness risk has three key risk components: liquidity and funding risk; capital risk; and financial and prudential regulatory reporting, disclosure and tax risk.

LIQUIDITY AND FUNDING RISK

DEFINITION

Liquidity risk is defined as the risk that the Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost. Funding risk is further defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient.

RISK APPETITE

Liquidity and funding risk appetite for the banking businesses is set by the Board and reviewed on an annual basis. This statement of the Group’s overall appetite for liquidity risk is reviewed and approved annually by the Board. With the support of the Group Asset and Liability Committee, the Group Chief Executive allocates this risk appetite across the Group. It is reported through various metrics that enable the Group to manage liquidity and funding constraints. The Group Chief Executive, assisted by the Group Asset and Liability Committee regularly reviews performance against risk appetite.

EXPOSURE

Liquidity exposure represents the amount of potential outflows in any future period less committed inflows. Liquidity is considered from both an internal and regulatory perspective.

MEASUREMENT

A series of measures are used across the Group to monitor both short and long-term liquidity including: ratios, cash outflow triggers, wholesale funding maturity profile, early warning indicators and stress test survival period triggers. The Board approved liquidity risk appetite links a number of these measures to balance sheet progression set out in the Group funding plan, with regular reporting to the Group Asset and Liability Committee and the Board. Strict criteria and limits are in place to ensure highly liquid marketable securities are available as part of the portfolio of liquid assets.

Details of contractual maturities for assets and liabilities form an important source of information for the management of liquidity risk. Note 56 to the financial statements on page F-129 sets out an analysis of assets and liabilities by relevant maturity grouping. In order to reflect more accurately the expected behaviour of the Group’s assets and liabilities, measurement and modelling of the behavioural aspects of each is constructed. This forms the foundation of the Group’s liquidity controls.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MITIGATION

The Group mitigates the risk of a liquidity mismatch in excess of its risk appetite by managing the liquidity profile of the balance sheet through both short-term liquidity management and long-term funding strategy. Short-term liquidity management is considered from two perspectives: business as usual and liquidity under stressed conditions, both of which relate to funding in the less than one year time horizon. Longer term funding is used to manage the Group’s strategic liquidity profile which is determined by the Group’s balance sheet structure. Longer term is defined as having an original maturity of more than one year.

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

The ability to deploy assets quickly, either through the repo market or through outright sale, is also an important source of liquidity for the Group’s banking businesses. The Group holds sizeable balances of high grade marketable debt securities as set out in Table 1.9 which can be sold to provide, or used to secure, additional short term funding should the need arise from either market counterparties or central bank facilities (European Central Bank, Federal Reserve, Bank of England and Reserve Bank of Australia).

MONITORING

Liquidity is actively monitored at business unit and Group level. Routine reporting is in place to senior management and through the Group’s committee structure, in particular the Group Asset and Liability Committee which meets monthly. In a stress situation the level of monitoring and reporting is increased commensurate with the nature of the stress event. Liquidity policies and procedures are subject to independent oversight.

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

LIQUIDITY AND FUNDING MANAGEMENT IN 2011

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and long term wholesale funding markets. Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

The second half of 2011 has seen more difficult funding markets as investor confidence was impacted by concerns over the US debt ceiling and subsequent downgrade. This was followed by increased fears over Eurozone sovereign debt levels, downgrades and possible defaults, and concerns are ongoing over the potential downside effects from financial market volatility. Despite this, the Group continued to fund adequately, maintaining a broadly stable stock of primary liquid assets during the year and meeting its regulatory liquidity ratios at all times.

The key dependencies on successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets; successful right-sizing of the Group’s balance sheet; the repayment of the Government Credit Guarantee Scheme facilities in accordance with the agreed terms; no further deterioration in the Group’s credit rating; and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets. Additionally, the Group has entered into a number of EU state aid related obligations to achieve reductions in certain parts of its balance sheet by the end of 2014. These are assumed within the Group’s funding plan. The requirement to meet this deadline may result in the Group having to provide funding to support these asset reductions and/or disposals and may also result in a lower price being achieved.

The combination of right-sizing the balance sheet and continued development of the retail deposit base has seen the Group’s wholesale funding requirement reduce materially in the past two years. The progress the Group has made to date in diversifying its funding sources has further strengthened its funding base.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.4: Group funding by type (audited)

	2011 £bn	2011%	2010 £bn	2010%
Deposits from banks[1]	25.4	3.9	26.4	3.9
Debt securities in issue:[1]
Certificates of deposit	28.0	4.3	42.4	6.2
Commercial paper	18.0	2.7	32.5	4.8
Medium-term notes[2]	69.8	10.6	87.7	12.9
Covered bonds	36.6	5.6	32.1	4.7
Securitisation	37.5	5.7	39.0	5.7
	189.9	28.9	233.7	34.3
Subordinated liabilities[1]	35.9	5.4	37.9	5.6
Total wholesale funding[3]	251.2	38.2	298.0	43.8
Customer deposits	405.9	61.8	382.5	56.2
Total Group funding[4]	657.1	100.0	680.5	100.0

[1]	A reconciliation to the Group’s balance sheet is provided on page 74.

[2]	Medium-term notes include £23.5 billion of funding from the Credit Guarantee Scheme.

[3]	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

[4]	Excluding repos and total equity.

Total wholesale funding reduced by £47 billion to £251 billion, with the volume with a residual maturity less than one year falling £35 billion to £113 billion. Term wholesale funding for the year totalled £35 billion, in excess of plan, representing £2 billion pre-funding of the requirement for 2012. The Group term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) improved to 55 per cent (50 per cent at 31 December 2010) due to good progress in new term issuance and a reduction in short term money market funding.

Total wholesale funding is analysed by residual maturity as follows:

Table 1.5: Wholesale funding by residual maturity (audited)

	2011 £bn	2011%	2010 £bn	2010%
Less than one year	113.3	45.1	148.6	49.9
One to two years	26.0	10.4	46.8	15.7
Two to five years	60.2	23.9	52.3	17.6
More than five years	51.7	20.6	50.3	16.8
Total wholesale funding	251.2	100.0	298.0	100.0
Less than one year:
Of which secured	24.4	21.5	38.4	25.8
Of which unsecured	88.9	78.5	110.2	74.2
	113.3	45.1	148.6	49.9
Greater than one year:
Of which secured	63.0	45.7	55.4	37.1
Of which unsecured	74.9	54.3	94.0	62.9
	137.9	54.9	149.4	50.1

The table below summarises the Group’s term issuance during 2011. The challenge of meeting the Group’s 2011 issuance plan in a very volatile market was successfully accomplished by the ability of the Group to access a diverse range of markets and currencies, both in unsecured and secured form.

Table 1.6: Analysis of 2011 term issuance (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
Securitisation	2.5	6.1	1.9	0.8	11.3
Medium-term notes	0.2	4.2	2.6	2.8	9.8
Covered bonds	1.2	—	2.4	—	3.6
Private placements[1]	3.7	1.6	4.8	0.5	10.6
Total issuance	7.6	11.9	11.7	4.1	35.3

1	Private placements include structured bonds and term repurchase agreements (repos).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The wholesale funding position includes debt issued under the legacy Government Credit Guarantee Scheme, for which the last maturity will occur in October 2012.

Table 1.7: Analysis of government and central bank facilities (audited)

	2011 £bn	2010 £bn
Credit Guarantee scheme	23.5	45.4
Other	—	51.2
Total government and central bank facilities	23.5	96.6

The ratio of customer loans to deposits improved to 135 per cent compared with 154 per cent at 31 December 2010. Loans and advances reduced by £41 billion and customer deposits increased by £23 billion, representing growth of 6 per cent in 2011.

Table 1.8: Group funding position (audited)

	2011 £bn	2010 £bn	Change %
As at 31 December
Funding requirement
Loans and advances to customers[1]	548.8	589.5	(7)
Loans and advances to banks[2]	10.3	10.5	(2)
Debt securities	12.5	25.7	(51)
Available-for-sale financial assets – secondary[3]	12.0	25.7	(53)
Cash balances[4]	4.1	3.6	14
Funded assets	587.7	655.0	(10)
Other assets[5]	286.1	269.6	6
	873.8	924.6	(5)
On balance sheet primary liquidity assets:[6]
Reverse repurchase agreements	17.3	7.3
Balances at central banks – primary[4]	56.6	34.5	64
Available-for-sale financial assets – primary	25.4	17.3	47
Held to maturity	8.1	7.9	3
Trading and fair value through profit or loss[7]	(3.5)	—
Repurchase agreements	(7.2)	—
	96.7	67.0	44
Total Group assets	970.5	991.6	(2)
Less: other liabilities[5]	(251.6)	(229.1)	10
Funding requirement	718.9	762.5	(6)
Funded by
Customer deposits[7]	405.9	382.5	6
Wholesale funding	251.2	298.0	(16)
Repurchase agreements	15.2	35.1	(57)
Total equity	46.6	46.9	(1)
Total funding	718.9	762.5	(6)

1	Excludes £16.8 billion (31 December 2010: £3.1 billion) of reverse repurchase agreements.

2

Excludes £21.8 billion (31 December 2010: £15.6 billion) of loans and advances to banks within the insurance businesses and £0.5 billion (31 December 2010: £4.2 billion) of reverse repurchase agreements.

3	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).

4	Cash balances and balances at central banks – primary are combined in the Group’s balance sheet.

5	Other assets and other liabilities primarily include balances in the Group’s insurance businesses and the fair value of derivative assets and liabilities.

6	Primary liquidity assets are FSA eligible liquid assets including UK Gilts, US Treasuries, Euro AAA government debt and unencumbered cash balances held at central banks.

7	Excluding repurchase agreements of £8.0 billion (31 December 2010: £11.1 billion).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ENCUMBERED ASSETS

The Group remains a consistent issuer in a number of secured funding markets, in particular RMBS and covered bonds (see Table 1.6).

The Group’s level of encumbrance arising from external issuance of securitisation and covered bonds has remained broadly constant, reflecting the maturity and stability of the Group’s utilisation of this form of term funding, and the established cycle of redemptions and new issuance. Total notes issued externally from secured programmes (ABS and covered bonds) have increased from £71.1 billion at 31 December 2010 to £74.1 billion, reflecting gross issuance of £14.9 billion in 2011. A total of £118.5 billion (2010: £143.6 billion) of notes issued under securitisation and covered bond programmes have also been retained internally, the bulk of which are held to provide a pool of collateral eligible for use at central bank liquidity facilities. A small proportion of the retained collateral has been pledged in bilateral financing transactions.

Other assets pledged as collateral in special purpose entities (for example ABCP conduits) decreased from £17.1 billion at 31 December 2010 to £8.8 billion, largely as a result of a reduction in the size of the Group’s holdings of debt securities. Within the asset-backed conduits, assets are encumbered as security for short term asset-backed CP investors in the vehicles; such funding forms part of debt securities in issue disclosed in note 37.

Table 1.9: Reconciliation of Group funding figure from table 1.4 to the balance sheet (audited)

	Included in funding analysis (table 1.4) £bn	Repos £bn	Fair value and other accounting methods £bn	Balance sheet £bn
At 31 December 2011
Deposits from banks	25.4	14.4	—	39.8
Debt securities in issue	189.9	—	(4.8)	185.1
Subordinated liabilities	35.9	—	(0.8)	35.1
Total wholesale funding	251.2	14.4
Customer deposits	405.9	8.0	—	413.9
Total	657.1	22.4

At 31 December 2010
Deposits from banks	26.4	24.0	—	50.4
Debt securities in issue	233.7	—	(4.8)	228.9
Subordinated liabilities	37.9	—	(1.7)	36.2
Total wholesale funding	298.0	24.0
Customer deposits	382.5	11.1	—	393.6
Total	680.5	35.1

LIQUIDITY MANAGEMENT

Liquidity is managed at the aggregate Group level, with active monitoring at both business unit and Group level. Monitoring and control processes are in place to address both internal and regulatory requirements. In a stress situation the level of monitoring and reporting is increased commensurate with the nature of the stress event.

The Group carries out stress testing of its liquidity position against a range of scenarios, including those prescribed by the FSA. The Group’s liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The Group’s stress testing framework considers these factors, including the impact of a range of economic and liquidity stress scenarios over both short and longer term horizons. Internal stress testing results at 31 December 2011 show that the Group has liquidity resources representing more than 130 per cent of modelled outflows from all wholesale funding sources, corporate deposits and rating dependent contracts under the Group’s severe liquidity stress scenario. In 2011, the Group has maintained its liquidity levels in excess of the ILG regulatory minimum (FSA’s Individual Liquidity Adequacy Standards) at all times. Funding projections show the Group will achieve the proposed Basel III liquidity and funding requirements in advance of expected implementation dates.

The Group’s stress testing shows that further credit rating downgrades may reduce investor appetite for some of the Group’s liability classes and therefore funding capacity. In the fourth quarter of 2011, the Group experienced downgrades in its long-term rating of between one and two notches from three of the major rating agencies. The impact that the Group experienced following the downgrades was consistent with the Group’s modelled outcomes based on the stress testing framework. The Group has materially reduced its wholesale funding in recent years and operates a well diversified funding platform which together lessen the impact of stress events.

The Group’s borrowing costs and issuance in the capital markets are dependent on a number of factors, and increased cost or reduction of capacity could materially adversely affect the Group’s results of operations, financial condition and prospects. In particular, reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience, could significantly increase its borrowing costs and limit its issuance capacity in the capital markets. As an indicator over the last 12 months the spread between an index of A rated long term senior unsecured bank debt and an index of similar BBB rated bank debt, both of which are publicly available, has ranged between 60 and 115 basis points. The applicability to and implications for the Group’s funding cost would depend on the type of issuance, and prevailing market conditions. The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

Downgrades of the Group’s long term debt rating could lead to additional collateral posting and cash outflow. A hypothetical simultaneous two notch downgrade of the Group’s long-term debt rating from all major rating agencies, after initial actions within management’s control, could result in an outflow of £11 billion of cash, £4 billion of collateral posting related to customer financial contracts and £24 billion of collateral posting associated with secured funding. These effects do not take into account additional management and restructuring actions that the Group has identified that could materially reduce the amount of required collateral postings under derivative contracts related to its own secured funding programmes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The downgrades that the Group experienced in the fourth quarter of 2011, did not significantly change its borrowing costs, reduce its issuance capacity or require significant collateral posting. The Group notes the February 2012 announcements from Moody’s placing the ratings of 114 European financial institutions, including Lloyds Banking Group, on review for downgrade. Even in the case of a simultaneous two notch downgrade from all rating agencies, the Group would remain investment grade.

At 31 December 2011, the Group had £202 billion of highly liquid unencumbered assets in its liquidity portfolio which are available to meet cash and collateral outflows, as illustrated in the table below. This liquidity is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

Table 1.10: Liquidity portfolio (unaudited)

			2011 £bn	2010 £bn
Primary liquidity			94.8	97.5
Secondary liquidity			107.4	62.4
Total			202.2	159.9

Primary liquidity	2011 £bn	2010 £bn	Average 2011 £bn	Average 2010 £bn
Central bank cash deposits	56.6	34.5	51.4	46.7
Government bonds	38.2	63.0	48.4	41.3
Total	94.8	97.5	99.8	88.0
Secondary liquidity	2011 £bn	2010 £bn	Average 2011 £bn	Average 2010 £bn
High-quality ABS/covered bonds	1.4	15.3	8.0	16.3
Credit institution bonds	2.1	5.4	3.7	7.2
Corporate bonds	0.3	0.4	0.6	0.3
Own securities (retained issuance)	81.6	34.1	76.8	27.4
Other securities	8.6	7.2	9.2	5.9
Other[1]	13.4	—	6.4	—
Total	107.4	62.4	104.7	57.1

1	Includes other central bank eligible assets.

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

Primary liquid assets of £94.8 billion represent approximately 133 per cent (95 per cent at 31 December 2010) of the Group’s money market funding positions and are approximately 84 per cent (66 per cent at 31 December 2010) of all wholesale funding with a maturity of less than a year, and thus provides substantial buffer in the event of continued market dislocation.

In addition to primary liquidity holdings the Group has significant secondary liquidity holdings providing access to open market operations at a number of central banks and routinely makes use of these facilities as part of its normal liquidity management practices. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

On 29 February 2012, the European Central Bank made available to the European banking sector its second Long-Term Refinancing Operation (LTRO). The Group has drawn £11.4 billion under the LTRO for an initial term of three years. Any further use of the LTRO and/or other open market operations of central banks will be based upon prudent liquidity management.

The Group notes the Basel Committee’s Principles of Sound Liquidity Risk Management and Supervision (‘Sound Principles’). The planned introduction of the Liquidity Coverage Ratio (LCR - January 2015) and Net Stable Funding Ratio (NSFR - January 2018) contained within CRD IV are intended to raise the resilience of banks to potential liquidity shocks and provide the basis for a harmonised approach to liquidity risk management. The LCR measure promotes short term resilience of the liquidity profile by ensuring that banks have sufficient high quality liquid assets to meet potential funding outflows in a stressed environment within a one month period. The NSFR promotes resilience over a longer time horizon by requiring banks to fund their activities with a more stable source of funding on a going concern basis. This has a time horizon of one year and has been developed to ensure a sustainable maturity structure of assets and liabilities.

The guidance issued by the Basel Committee is still subject to final ratification by the EU and the methodology is likely to be refined on the basis of feedback from banks and regulators during the observation period. The actions already announced to right size the balance sheet are expected to ensure compliance with the future minimum standards. These standards are expected to be 100 per cent for both ratios by their respective effective dates.

HYBRID CAPITAL SECURITIES COUPON PAYMENTS

Since 31 January 2010, the Group has been prohibited under the terms of an agreement with the European Commission, from paying discretionary coupons and dividends on certain of its hybrid capital securities. This prohibition ended on 31 January 2012. The Group recommenced payments on certain hybrid capital securities from 31 January 2012. Future coupons and dividends on these hybrid capital securities will only be paid subject to, and in accordance with, the terms of the relevant securities.

The payments on those of the hybrid capital securities that are not cash-cumulative and which are expected, subject to their terms and conditions, to be paid in 2012 are estimated to amount to approximately £170 million. In the context of recent macro prudential policy discussions, the Board of

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Lloyds Banking Group has decided to issue new Lloyds Banking Group ordinary shares to raise this amount. The Group has entered into an agreement with a third-party financial institution in connection with the issue of these new ordinary shares. Such ordinary shares are expected to be issued, subject to market conditions, by the end of April 2012 at a price determined by reference to the volume weighted average price of the Group’s ordinary shares in a period prior to their date of issue.

CONTRACTUAL CASH OBLIGATIONS

The following table sets out the amounts and maturities of Lloyds Banking Group’s contractual cash obligations at 31 December 2011.

(unaudited)	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m
Enhanced capital notes	—	—	—	9,085	9,085
Long-term debt – dated	648	2,076	1,977	13,245	17,946
Medium-term notes	31,527	15,041	9,874	12,263	68,705
Commercial paper	18,091	—	—	—	18,091
Covered bonds	1,268	14,336	8,163	14,429	38,196
Securitisation notes	4,869	8,093	2,396	22,054	37,412
Finance leases	2	2	2	51	57
Operating leases	348	610	577	1,489	3,024
Capital commitments	328	1	—	—	329
Other purchase obligations	1,073	1,598	614	252	3,537
	58,154	41,757	23,603	72,868	196,382

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. The Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of at least £650 million to these schemes in 2012.

At 31 December 2011, Lloyds Banking Group also had £8,058 million of preference shares, preferred securities and undated subordinated liabilities outstanding.

At 31 December 2011, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary company, Lloyds TSB Bank, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds TSB Bank and HBOS to pay dividends going forward, or for Lloyds TSB Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments at 31 December 2011 is included in note 56 to the consolidated financial statements. These commitments are not included in Lloyds Banking Group’s consolidated balance sheet.

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

Lloyds Banking Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The contractual nominal amounts of these guarantees totalled £10,831 million at 31 December 2011 (with £4,989 million expiring within one year;£2,008 million between one and three years;£2,198 between three and five years; and £1,636 million over five years).

Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2011, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation vehicles, Argento, Cancara and Grampian. These are funded in the global asset-backed commercial paper market. The assets and obligations of these conduits are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

Details of securitisations and other special purpose entity arrangements entered into by the Group are provided in notes 22 and 23 to the consolidated financial statements. The successful development of Lloyds Banking Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying Lloyds Banking Group’s funding base.

As indicated on page F-49, the Group’s securitisations include a number of synthetic securitisation arrangements. Synthetic securitisations use credit default swaps to transfer the credit risk of the underlying assets to a third party without transferring the funding requirement. As the prices of the underlying assets fall, this creates a credit risk on the third party which typically is not collateralised. The total notional amount of credit default swaps used for synthetic securitisation transactions at 31 December 2011 was £756 million.

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

RISK APPETITE

Capital risk appetite is set by the Board and reported through various metrics that enable the Group to manage capital constraints and market expectations. The Group Chief Executive, assisted by the Group Asset and Liability Committee, regularly reviews performance against risk appetite. A key metric is the Group’s core tier 1 capital ratio which the Group currently aims to maintain prudently in excess of 10 per cent. This and other aspects of appetite will be kept under review in the light of further clarity of regulatory and accounting reforms.

EXPOSURE

A capital exposure arises where the Group has insufficient regulatory capital resources to support its strategic objectives and plans, and to meet external stakeholder requirements and expectations. The Group’s capital management approach is focused on maintaining sufficient capital resources to prevent such exposures whilst optimising value for shareholders.

MEASUREMENT

The Group’s regulatory capital is divided into tiers depending on level of subordination and ability to absorb losses. Core tier 1 capital as defined in the FSA letter to the British Bankers’ Association in May 2009, comprises mainly shareholders’ equity and non-controlling interests, after deducting goodwill, other intangible assets and 50 per cent of the net excess of expected loss over accounting provisions and certain securitisation positions. Accounting equity is adjusted in accordance with FSA requirements, particularly in respect of pensions and Available-for-Sale assets. Tier 1 capital, as defined by the European Community Banking Consolidation Directive as implemented in the UK by the FSA’s General Prudential Sourcebook (GENPRU), is core tier 1 capital plus tier 1 capital securities less 50 per cent of material holdings in financial companies. Tier 2 capital, defined by GENPRU, comprises qualifying subordinated debt and some additional provisions and reserves after deducting 50 per cent of the excess of expected loss over accounting provisions, and certain securitisation positions and material holdings in financial companies. Total capital is the sum of tier 1 and tier 2 capital after deducting investments in subsidiaries and associates that are not consolidated for regulatory purposes. In the case of Lloyds Banking Group, this means that the net assets of its life assurance and general insurance businesses and the non-financial entities that are held by the Group’s private equity (including venture capital) businesses, are excluded from its total regulatory capital.

A number of limits are imposed by the FSA on the proportion of the regulatory capital base that can be made up of subordinated debt and preferred securities; for example, the amount of qualifying tier 2 capital cannot exceed that of tier 1 capital.

The minimum total capital required under pillar 1 of the Basel II framework is the Capital Resources Requirement (CRR) calculated as 8 per cent of risk weighted assets. In addition to the minimum requirements for total capital, the FSA has made statements to explain it also operates a framework of targets and expected buffers for core tier 1 and tier 1 capital.

In order to address the requirements of pillar 2 of the Basel II framework, the FSA currently sets additional minimum requirements through the issuance of Individual Capital Guidance (ICG) for each UK bank calibrated by reference to the CRR. A key input into the FSA’s ICG setting process is each bank’s Internal Capital Adequacy Assessment Process. The Group has been given an ICG by the FSA. The FSA has made it clear, however, that ICG remains a confidential matter between each bank and the FSA.

The Group maintains its own buffer to ensure that the regulatory minimum requirements and regulatory targets and buffers are met at all times. Additionally, an extensive series of stress analyses is undertaken during the year to determine the adequacy of the Group’s capital resources against the FSA minimum requirements in severe economic conditions.

During the course of 2011, the European Banking Authority undertook two European wide exercises to assess the capital strength of the larger banks within the sector.

The first of these, in July 2011, sought to assess the resilience of European banks to severe shocks and their specific solvency in hypothetical stress events under certain restrictive conditions. The stress test was carried out based on common methodology and key common assumptions. The assumptions and methodology were established to assess banks’ capital adequacy against a 5 per cent core tier 1 capital benchmark. As a result of the assumed shock, the estimated consolidated core tier 1 ratio of the Group was 7.7 per cent at the worst point of the stress in 2012.

The second exercise, in December 2011, required banks to strengthen their capital position by building up temporary capital buffers against sovereign debt exposures to reflect market prices. In addition, it required banks to establish a buffer such that the core tier 1 ratio reaches a minimum level of 9 per cent by the end of June 2012. The Group’s consolidated core tier 1 ratio from this exercise was 10.1 per cent.

During the course of the year there have been a number of significant regulatory reform developments:

–	‘CRD III’ came into force on 31 December 2011 resulting in increased risk weighted assets for market and credit risk.

–

The European Commission published a draft of the new Capital Requirements Directive and Regulation (‘CRD IV’) which will implement within the EU the so called ‘Basel III’ reforms for an enhanced global capital accord developed by the Basel Committee on Banking Supervision.

–

Lloyds Banking Group was one of 29 banks identified by the Financial Stability Board as being of global systemic importance (G-SIFIs) and which will be subject to stronger capital adequacy requirements than Basel III. The list of G-SIFIs will be reviewed annually from an initial pool of around 70 institutions.

–

In December, the Government announced that it would implement the key recommendations of the UK’s Independent Commission on Banking covering the ring-fencing of certain banking activities, ‘bail-in’ of senior unsecured debt, higher loss absorption capability and depositor preference.

–

The Group is aware that there is currently a review of the endorsed ratings that may be used in Internal Ratings Based (IRB) models and the Group is working on the assumption that no material changes to its modelling approaches will result from the review.

Many of the details of the way these reforms will be integrated within the UK are still to be finalised. In the meantime, the Group continues to monitor their development very closely and analyse their potential impact whilst ensuring that the Group continues to have a strong loss absorption capacity exceeding regulatory requirements as currently formulated.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The impact of the reforms will gradually phase in as they are subject to a long transition period through to 2022. That allows time for the Group to further strengthen its capital position as necessary through business performance and mitigating actions.

MITIGATION

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

The Group has in issue, as part of tier 2 capital resources, enhanced capital notes which will convert to core tier 1 capital in the event that the Group’s published core tier 1 ratio (as defined by the FSA in May 2009) falls below 5 per cent.

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

In order to pay dividends, the Group’s UK subsidiaries need to have distributable reserves. Whilst the group’s direct subsidiary, Lloyds TSB Bank plc, has distributable reserves, one of the Group’s indirect principal subsidiaries, Bank of Scotland plc, does not and is currently unable to pay dividends. There is a risk that any profits earned by Bank of Scotland plc and its subsidiaries may be unable to be remitted to the Group holding company as dividends. This risk is mitigated by management who can elect to restructure the capital resources of a subsidiary entity.

MONITORING

Capital is actively managed and regulatory ratios are a key factor in the Group’s budgeting and planning processes. Capital raised takes account of expected growth and currency of risk assets. Capital policies and procedures are subject to independent oversight. Regular reporting of actual and projected ratios, including those that would occur under stressed scenarios, is made to the Senior Asset and Liability Committee, the Group Asset and Liability Committee, the Group Risk Committee and the Board.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.11: Capital resources (audited)

	2011	2010
	£m	£m
Core tier 1
Shareholders’ equity per balance sheet	45,920	43,725
Non-controlling interests per balance sheet	674	841
Regulatory adjustments to non-controlling interests	(577)	(524)
Regulatory adjustments:
Adjustment for own credit	(136)	(8)
Defined benefit pension adjustment	(1,004)	(1,052)
Unrealised reserve on AFS debt securities	(940)	747
Unrealised reserve on AFS equity	(386)	(462)
Cash flow hedging reserve	(325)	391
Prudent valuation adjustments	(32)	—
Other items	(4)	(3)
	43,190	43,655
Less: deductions from core tier 1
Goodwill	(2,016)	(2,016)
Intangible assets	(2,310)	(2,390)
50% excess of expected losses over impairment	(720)	—
50% of securitisation positions	(153)	(214)
Core tier 1 capital	37,991	39,035
Non-controlling preference shares[1]	1,613	1,507
Preferred securities	4,487	4,338
Less: deductions from tier 1
50% of material holdings	(94)	(69)
Total tier 1 capital	43,997	44,811
Tier 2
Undated subordinated debt	1,859	1,968
Dated subordinated debt	21,229	23,167
Less: restriction in amount eligible	—	(620)
Unrealised gains on available for sale equity	386	462
Eligible provisions	1,259	2,468
Less: deductions from tier 2
50% excess of expected losses over impairment	(720)	—
50% of securitisation positions	(153)	(214)
50% of material holdings	(94)	(69)
Total tier 2 capital	23,766	27,162
Supervisory deductions
Unconsolidated investments – life	(10,107)	(10,042)
Unconsolidated investments – general insurance and other	(2,660)	(3,070)
Total supervisory deductions	(12,767)	(13,112)
Total capital resources	54,996	58,861

1 Covered by grandfathering provisions issued by FSA.

Table 1.12: Risk Weighted Assets and Capital Ratio’s (unaudited)
	2011	2010
	£m	£m
Risk-weighted assets	352,341	406,372
Ratios
Core tier 1 ratio	10.8%	9.6%
Tier 1 capital ratio	12.5%	11.0%
Total capital ratio	15.6%	14.5%

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.13: Analysis of risk-weighted assets (unaudited)

	2011	2010
	£m	£m
Divisional analysis of risk-weighted assets
Retail	103,237	109,254
Wholesale	163,766	196,164
Commercial	25,434	26,552
Wealth and International	47,278	58,714
Group Operations and Central items	12,626	15,688
	352,341	406,372
Risk type analysis of risk-weighted assets
Foundation IRB	90,450	114,490
Retail IRB	98,823	105,475
Other IRB	9,433	14,483
Advanced Approach	198,706	234,448
Standardised Approach	103,525	124,492
Credit risk	302,231	358,940
Operational risk	30,589	31,650
Market and counterparty risk	19,521	15,782
Total risk-weighted assets	352,341	406,372

Risk-weighted assets reduced by £54,031 million to £352,341 million, a decrease of 13 per cent. This reflects risk weighted asset reductions across all banking divisions driven by balance sheet reductions, lower lending balances and stronger management of risk.

Retail risk weighted assets reduced by £6,017 million mainly due to lower lending balances and the reducing mix of unsecured lending.

The reduction of Wholesale risk weighted assets of £32,398 million primarily reflects the balance sheet reductions including treasury asset sales and the run down in other asset portfolios that are not central to the Group’s strategy. This has been partly offset by an increase in market risk weighted assets, as a result of the implementation of CRD III.

Risk weighted assets within Wealth and International have reduced by £11,436 million as a result of asset run-off and write off and foreign exchange movements.

Integration of model activity previously undertaken on a separate heritage basis was largely completed in 2010 and there have been no significant migrations to IRB methodologies during 2011. In common with other banking groups operating on an IRB basis the Group anticipates moving some activity that is currently measured on the standardised approach over to an IRB methodology. These changes will take place primarily during 2012 and 2013.

TIER 1 CAPITAL

Core tier 1 capital has decreased by £1,044 million largely reflecting losses in the period. In addition there has been an increase in excess of expected losses over impairment losses, reflecting the reduction of legacy lending that is subject to very high provision levels and replacement with new lending.

TIER 2 CAPITAL

Tier 2 capital has decreased in the period by £3,396 million reflecting the increase in excess of expected losses over impairment, as noted above, and a reduction in eligible provisions. In addition, dated subordinated debt has also reduced in the period, partly due to amortisation and partly due to a capital restructuring exercise in December 2011, which resulted in a net overall redemption of dated subordinated debt.

SUPERVISORY DEDUCTIONS

Supervisory deductions mainly consist of investments in subsidiary undertakings that are not within the banking group for regulatory purposes. These investments are primarily the Scottish Widows and Clerical Medical life and pensions businesses together with general insurance business. Also included within deductions for other unconsolidated investments are investments in non-financial entities that are held by the Group’s private equity (including venture capital) businesses. During the period there has been a decrease in supervisory deductions primarily due to reduced holdings in private equity businesses, and in some cases changes to the level and/or nature of investments resulting in a reclassification as material holdings.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The movements in core tier 1 and total capital in the period are shown below:

Table 1.14: Movements in core tier 1 and total capital during the year (audited)

	Core tier 1	Total
	£m	£m
At 1 January 2011	39,035	58,861
Loss attributable to ordinary shareholders	(451)	(451)
Decrease in regulatory post-retirement benefit adjustments	48	48
Decrease in goodwill and intangible assets deductions	80	80
Increase in excess of expected losses over impairment allowances	(720)	(1,440)
Increase in material holdings deduction	—	(50)
Decrease in eligible provisions	—	(1,209)
Decrease in supervisory deductions from total capital	—	345
Decrease in dated subordinated debt, net of restriction in amount eligible	—	(1,318)
Other movements	(1)	130
At 31 December 2011	37,991	54,996

LIFE INSURANCE BUSINESSES

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

The valuation of with-profits assets in a With Profit Fund on a realistic basis differs from the valuation on a statutory basis as, in respect of non-profits business written in a With Profit Fund, it includes the present value of the anticipated future release of the prudent margins for adverse deviation. In addition, the realistic valuation uses the market value of assets without the limit affecting the statutory basis noted above.

The realistic valuation of liabilities includes an allowance for future bonuses. Options and guarantees are valued using a stochastic simulation model which values these liabilities on a basis consistent with tradable market option contracts (a ‘market-consistent’ basis). The model takes account of policyholder behaviour on a best-estimate basis and includes an adjustment to reflect future uncertainties where the exercise of options by policyholders might increase liabilities. Further details regarding the stochastic simulation model are given in the section entitled ‘Options and guarantees’ on page 85.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAPITAL STATEMENT

The following table provides more detail regarding the capital resources available to meet regulatory capital requirements in the life insurance businesses. The figures quoted are based on management’s current expectations pending completion of the annual financial returns to the FSA. The figures allow for an anticipated transfer of £85 million from the Non Profit Fund of Scottish Widows Annuities Ltd to its Shareholder fund. During 2011, as part of a project to rationalise the Group structure Clerical Medical was purchased by Scottish Widows for £1,846 million. Scottish Widows recovered £1,485 million of this amount as a result of capital transactions with its holding company.

Table 1.15: Capital resources (unaudited)

	Scottish Widows With Profit Fund £m	Clerical Medical With Profit Fund £m	UK Non Profit Fund £m	UK Life Shareholder Fund £m	Overseas Life Business £m	Total Life Business £m
At 31 December 2011
(statutory basis)
Shareholders’ funds:
Held outside the long-term funds	—	—	—	1,843	632	2,475
Held within the long-term funds	—	—	6,592	—	312	6,904
Total shareholders’ funds	—	—	6,592	1,843	944	9,379
Adjustments onto a regulatory basis:
Unallocated surplus within insurance business	242	58	—	—	—	300
Value of in-force business	—	—	(5,491)	—	(818)	(6,309)
Other differences between IFRS and regulatory valuation of assets and liabilities	—	—	107	(163)	124	68
Estimated share of ‘realistic’ liabilities consistent with the FSA reporting treatment	(341)	(58)	—	—	—	(399)
Qualifying loan capital	—	—	—	1,997	—	1,997
Support arrangement assets	184	—	(184)	—	—	—
Available capital resources	85	—	1,024	3,677	250	5,036
At 31 December 2010
(statutory basis)
Shareholders’ funds:
Held outside the long-term funds	—	—	—	1,414	721	2,135
Held within the long-term funds	—	—	8,029	—	401	8,430
Total shareholders’ funds	—	—	8,029	1,414	1,122	10,565
Adjustments onto a regulatory basis:
Unallocated surplus within insurance business	322	321	—	—	—	643
Value of in-force business	—	—	(6,172)	—	(843)	(7,015)
Other differences between IFRS and regulatory
valuation of assets and liabilities	—	—	625	(919)	111	(183)
Estimated share of ‘realistic’ liabilities consistent with the FSA reporting treatment	(409)	(58)	—	—	—	(467)
Qualifying loan capital	—	—	—	1,991	—	1,991
Support arrangement assets	344	—	(344)	—	—	—
Available capital resources	257	263	2,138	2,486	390	5,534

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

Requirement to maintain a Support Account: The Scheme requires the maintenance of a ‘Support Account’ within the Non-Participating Fund. The quantum of the Support Account is calculated with reference to the value of assets backing current with-profits policies which also existed at the date of demutualisation. Under the Scheme assets can only be transferred from the Non-Participating Fund if the value of the remaining assets in the fund exceeds the value of the Support Account. Scottish Widows has obtained from the FSA permission to include the value of the Support Account

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

or, if greater, the excess of realistic liabilities for business written before demutualisation over the relevant assets (subject to the Non-Participating Fund being able to cover this amount by its suplus admissible assets) in assessing the realistic value of assets available to the With Profit Fund. At 31 December 2011, the estimated value of surplus admissible assets in the Non-Participating Fund was £1,198 million (31 December 2010: £1,693 million) and the estimated value of the Support Account was zero (December 2010: £197 million). However, at 31 December 2011, the excess of realistic liabilities with-profits business written down before demutualisation over the relevant assets was £67 million (31 December 2010: £55 million) which, in accordance with the FSA’s permission, has been used to assess the estimated value of realistic assets available to the With Profit Fund (and has therefore reduced the value of the Non-Participating Fund’s surplus admissible assets by that amount).

Further Support Account: The Further Support Account is an extra tier of capital support for the with-profits policies in existence at the date of demutualisation. The Scheme requires that assets can only be transferred from the Non-Participating Fund if the economic value of the remaining assets in the fund exceeds the aggregate of the Support Account and Further Support Account. Unlike the Support Account test, the economic value used for this test includes both admissible assets and the present value of future profits of business written in the Non-Participating Fund or by any subsidiaries of that fund. The balance of the Further Support Account is expected to reduce to nil by the year 2030. At 31 December 2011, the estimated net economic value of the Non-Participating Fund and its subsidiaries for the purposes of this test was £5,494 million (31 December 2010: £4,322 million) and the estimated combined value of the Support Account and Further Support Account was £2,291 million (31 December 2010: £2,446 million).

Other restrictions in the Non-Participating Fund: In addition to the policies which existed at the date of demutualisation, the With Profit Fund includes policies which have been written since that date. As a result of statements made to policyholders that investment policy will usually be the same for both types of business, there is an implicit requirement to hold additional regulatory assets in respect of the business written after demutualisation. The estimated amount required to provide such support at 31 December 2011 is £117 million (31 December 2010: £147 million). Scottish Widows has obtained from the FSA permission to include the value of this support in assessing the realistic value of assets available to the With Profit Fund. There is a further test requiring that no amounts can be transferred from the Non-Participating Fund of Scottish Widows unless there are sufficient assets within the Long-Term Fund to meet both policyholders’ reasonable expectations in light of liabilities in force at a year end and the new business expected to be written over the following year.

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

MOVEMENTS IN REGULATORY CAPITAL

The movements in the Group’s available capital resources in the life business can be analysed as follows:

Table 1.16: Movements in available capital resources (unaudited)

	Scottish Widows With Profit Fund £m	Clerical Medical With Profit Fund £m	UK Non Profit Fund £m	UK Life Shareholder Fund £m	Overseas Life Business £m	Total Life Business £m
At 31 December 2010	257	263	2,138	2,486	390	5,534

Changes in estimations and in demographic assumptions used to measure life assurance liabilities	(24)	41	289	91	(6)	391
Dividends and capital transactions	—	—	(1,483)	1,057	(156)	(582)
Change in support arrangements	(160)	—	160	—	—	—
New business and other factors	12	(304)	(80)	43	22	(307)
At 31 December 2011	85	—	1,024	3,677	250	5,036

WITH PROFITS FUNDS

Available capital in the Scottish Widows With Profit Fund has decreased from £257 million at 31 December 2010 to an estimated £85 million at 31 December 2011. This is largely as a result of a reduction in the support arrangements from the Non Profit Fund. Available capital in the Clerical medical With Profit Fund has decreased from £263 million at 31 December 2010 to an estimated zero at 31 December 2011. The fund is in the process of distributing the free estate. Ultimately all surplus will be distributed to policyholders hence the available capital at 31 December 2011 is zero.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

UK NON PROFIT FUNDS

Available capital in the UK Non Profit Funds has decreased from £2,138 million at 31 December 2010 to an estimated £1,024 million at 31 December 2011. The main cause of the decrease was the impact of capital transactions supporting the purchase of Clerical Medical by Scottish Widows in July 2011. This was partially offset by increases in available capital from changes in assumptions. It should be noted that the decrease in the Non Profit Fund from the purchase of Clerical Medical is largely compensated for by an increase in the available capital in the Shareholder Funds.

UK LIFE SHAREHOLDER FUNDS

Available capital in the UK Life Shareholder Funds has increased from £2,486 million at 31 December 2010 to an estimated £3,677 million at 31 December 2011. The main cause of the increase was the impact of capital transactions supporting the purchase of Clerical Medical by Scottish Widows.

OVERSEAS LIFE BUSINESS

Available capital has decreased during 2011 due to a significant dividend payment which was only partially offset by profits emerging on new and in force business.

Analysis of policyholder liabilities reported in the balance sheet in respect of the Group’s life insurance business is as follows. With Profit Fund liabilities are valued in accordance with FRS 27.

Table 1.17: Analysis of policyholder liabilities (unaudited)

	Scottish Widows With Profit Fund £m	Clerical Medical With Profit Fund £m	UK Non Profit Funds £m	Overseas Life Business £m	Total Life Business £m
At 31 December 2011
With Profit Fund liabilities	13,651	9,300	4	—	22,955
Unit-linked business (excluding that accounted for as non-participating investment contracts)	—	—	38,474	7,801	46,275
Other life insurance business	—	—	8,745	55	8,800
Insurance and participating investment contract liabilities	13,651	9,300	47,223	7,856	78,030
Non-participating investment contract liabilities	—	—	45,469	4,167	49,636
Total policyholder liabilities	13,651	9,300	92,692	12,023	127,666
At 31 December 2010
With Profit Fund liabilities	13,845	10,394	5	—	24,244
Unit-linked business (excluding that accounted for as non-participating investment contracts)	—	—	38,641	8,011	46,652
Other life insurance business	—	—	8,527	90	8,617
Insurance and participating investment contract liabilities	13,845	10,394	47,173	8,101	79,513
Non-participating investment contract liabilities	—	—	47,058	4,304	51,362
Total policyholder liabilities	13,845	10,394	94,231	12,405	130,875

CAPITAL SENSITIVITIES

SHAREHOLDERS’ FUNDS

Shareholders’ funds outside the long-term business fund, other than those used to match regulatory requirements, are mainly invested in assets that are less sensitive to market conditions.

WITH PROFIT FUNDS

The with-profit realistic liabilities and the available capital for the With- Profit Funds are sensitive to both market conditions and changes to a number of non-economic assumptions that affect the valuation of the liabilities of the fund. The available capital resources (and capital requirements) are sensitive to the level of the stock market, with the position worsening at low stock market levels as a result of the guarantees to policyholders increasing in value. However, the exposure to guaranteed annuity options increases under rising stock market levels. An increase in the level of equity volatility implied by the market cost of equity put options also increases the market consistent value of the options given to policyholders and worsens the capital position. Various hedging strategies are used to manage these exposures.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up within the With Profit Fund of Scottish Widows called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2011 of £2.0 billion (2010: £1.8 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

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

–

Investment volatility. The calibration of the stochastic simulation model uses implied volatilities of derivatives where possible, or historical observed volatility where it is not possible to observe meaningful prices. For example, as at 31 December 2011, the 10 year equity-implied at-the-money assumption was set at 27.2 per cent (31 December 2010: 26.1 per cent). The assumption for property volatility was 15 per cent (31 December 2010: 15 per cent). The volatility of interest rates has been calibrated to the implied volatility of swaptions which was broadly 19 per cent (31 December 2010: 15 per cent).

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

OPTIONS AND GUARANTEES OUTSIDE THE WITH PROFIT FUNDS

A number of typical guarantees are provided outside the With Profit Funds such as guaranteed payments on death (e.g. Term assurance) or guaranteed income for life (e.g. annuities). In addition, certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £61 million (31 December 2010: £57 million) in respect of those guarantees. If future salary growth were 0.5 per cent per annum greater than assumed, the liability would increase by some £2 million. If yields were 0.5 per cent lower than assumed, the liability would increase by some £9 million.

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

RISK APPETITE

The risk appetite is set by the Board and reviewed on an annual basis or more frequently. It includes complying with statutory and regulatory reporting requirements and avoiding the need for restatement of publicly disclosed information.

EXPOSURE

Exposure represents the sufficiency of the Group’s policies and procedures to maintain adequate systems, processes and controls to support statutory, prudential regulatory and tax reporting, to prevent and detect financial reporting fraud, to manage the Group’s tax position and to support market disclosures.

MITIGATION

The Group maintains a system of internal controls, which is designed to:

–

ensure that accounting policies are consistently applied, transactions are recorded and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly recorded;

–

enable the calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements;

–

ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements and as far as possible are consistent with best practice and in compliance with the British Bankers’ Association Code for Financial Reporting Disclosure.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MONITORING

Financial reporting risk, prudential regulatory reporting risk, tax risk and disclosure risk are all actively monitored at business unit and Group levels. There are specific programmes of work undertaken across the Group to support:

–

annual assessments of (1) the effectiveness of internal controls over financial reporting and (2) the effectiveness of the Group’s disclosure controls and procedures, both in accordance with the requirements of the US Sarbanes Oxley Act;

–	annual certifications by the Senior Accounting Officer with respect to the maintenance of appropriate tax accounting arrangements, in accordance with the requirements of the 2009 Finance Act.

The Group also has in place an assurance process to support its prudential regulatory reporting and monitoring activities designed to identify and review tax exposures on a regular basis. There is ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting.

The Group has a disclosure committee which assists the Group Chief Executive and Group Finance Director in fulfilling their disclosure responsibilities under relevant listing requirements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CREDIT RISK

Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, as a result of the failure of the party with whom the Group has contracted to meet its obligations (both on and off balance sheet).

RISK APPETITE

Credit risk appetite is set at Board level and is described and reported through a suite of metrics derived from a combination of accounting and credit portfolio performance measures, which include the use of various credit risk rating systems as inputs. These metrics are supported by more detailed appetite metrics at Divisional and business level and by a comprehensive suite of policies, sector caps, product and country limits to manage concentration risk and exposures within the Group’s approved risk appetite.

This statement of the Group’s overall appetite for credit risk is reviewed and approved annually. With the support of the Group Risk Committee, the Group Chief Executive allocates this risk appetite across the Group.

EXPOSURES

The principal sources of credit risk within the Group arise from loans and advances to retail customers, financial institutions, sovereigns and corporate clients. The credit risk exposures of the Group are set out in note 56 to the financial statements. Credit risk exposures are categorised as ‘retail’, arising primarily in the Retail and Wealth and International Divisions, ‘commercial’ and ‘corporate’, ‘financial institutions’ or ‘Sovereigns’ arising in the Wholesale, Commercial and Wealth and International Divisions.

In terms of loans and advances, credit risk arises both from amounts lent and commitments to extend credit to a customer as required. These commitments can take the form of loans and overdrafts, or credit instruments such as guarantees and standby, documentary and commercial letters of credit. With respect to commitments to extend credit, the Group is potentially also exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is less than the total unused commitments, as most retail term commitments to extend credit can be cancelled without notice and the creditworthiness of customers is monitored frequently. In addition, most wholesale commitments to extend credit are contingent upon customers maintaining specific credit standards, which are monitored regularly.

Credit risk can also arise from debt securities, private equity investments, derivatives and foreign exchange activities. Note 19 to the financial statements shows the total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2011. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 56 to the financial statements.

Credit risk exposures in the insurance businesses arise primarily from holding investments and from exposure to reinsurers. A significant proportion of the investments are held in unit-linked and with-profits funds where the shareholder risk is limited, subject to any guarantees given.

Note 2(H) to the financial statements provides details of the Group’s approach to the impairment of financial assets.

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

For regulatory capital purposes the Group’s rating systems assess probability of default and if permitted, exposure at default and loss given default, in order to derive an expected loss. If not permitted, regulatory prescribed exposure at default and loss given default values are used in order to derive an expected loss. In contrast, impairment allowances are recognised for financial reporting purposes only for loss events that have occurred at the balance sheet date, based on objective evidence of impairment. Due to the different methodologies applied, the amount of incurred credit losses provided for in the financial statements differs from the amount determined from the expected loss models that are used for internal operational management and banking regulation purposes.

The Group assesses the probability of default of individual counterparties using internal rating models tailored to the various categories of counterparty. In its principal retail portfolios exposure at default and loss given default models are also in use. They have been developed internally and use statistical analysis, combined, where appropriate, with external data and subject matter expert judgement. Each rating model is subject to a validation process, undertaken by independent risk teams, which includes benchmarking to externally available data, where possible. The most material rating models are approved by the Group Risk Committee. Responsibility for the approval of the remaining material rating models, and the governance framework in place around all Lloyds Banking Group models, is delegated to the Group Model Governance Committee.

Each probability of default model segments counterparties into a number of rating grades, each representing a defined range of default probabilities (details of these rating scales are published in Lloyds Banking Group’s Pillar III disclosure). Exposures migrate between rating grades if the assessment of the counterparty probability of default changes. Each rating system is required to map to a master scale, which supports the consolidation of credit risk information across portfolios through the adoption of a common rating scale. Given the differing risk profiles and credit rating considerations, the underlying risk reporting has been split into two distinct master scales, a retail master scale and a wholesale master scale (Note 56 to the financial statements provides an analysis of the portfolio and page 92 provides details of the Credit risk portfolio).

The quality definition of both retail and non-retail counterparties/exposures is largely based on the outcomes of credit risk (probability of default – PD) models. The Group operates a significant number of different rating models, typically developed internally using statistical analysis and may use management judgement – retail models rely more on the former; non-retail models include more of the latter, especially in the larger corporate and more specialised lending portfolios. Internal data is supplemented with external data in model development, where appropriate. The models vary, inter alia, in the extent to which they are point in time versus through the cycle. The models are subject to rigorous validation and oversight/ governance, including where appropriate, benchmarking to external information.

In non-retail portfolios the PD models segment counterparties into a number of rating grades, with each grade representing a defined range of default probabilities, and there are a number of different model rating scales. Counterparties/exposures migrate between rating grades if the assessment of the

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

PD changes. The modelled PDs ‘map’ to a (non-retail) master scale which enables the consolidation of credit risk information, and it is this that forms the basis for the IFRS credit quality characterisation.

In retail, for reporting purposes, counterparties are also segmented into a number of rating grades, each representing a defined range of default probabilities and exposures migrate between rating grades if the assessment of the counterparty probability of default changes.

The nature, construction and calibration of retail and non-retail models are very different and so too are their respective master scales (not least in their graduality). The distribution of probabilities of default is also different, which precludes reportage on a single consolidated basis.

MITIGATION

The Group uses a range of approaches to mitigate credit risk.

Internal control

Credit principles and policy: Risk Division sets out the credit principles and policy according to which credit risk is managed. Principles and policies are reviewed at least annually, and any changes are subject to a review and approval process. Policies, where appropriate, include lending guidelines, which define the responsibilities of lending officers and provide a disciplined and focused benchmark for credit decisions. These policies and procedures define chosen target market and risk acceptance criteria. These have been and will continue to be fine-tuned as appropriate and include the use of early warning indicators to help anticipate future areas of concern and allow us to take early and proactive mitigating actions.

The Group uses a variety of lending criteria within Retail when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant’s previous credit history using information held by credit reference agencies (CRA). The Group also assesses the affordability of the borrowings to the borrower under stressed scenarios including increased interest rates. In addition, the Group has in place quantitative limits such as product maximum limits, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are hard limits above which the Group will reject the application. The Group also has certain criteria that are applicable to specific products such as for applications for a mortgage on a property that is to be let by the applicant.

The Group’s lending practices within Retail have changed since 2009 in several ways: the Group has lowered its maximum loan-to-value thresholds, which have been reduced across all mortgage product types; the Group has withdrawn from ‘specialist’ secured lending since early 2009 (self-certificated and sub-prime lending) and increased credit scorecard cut-offs for both secured and unsecured lending; the Group has tightened its assessments and the maximum limit for affordability of borrowings for both secured and unsecured lending. In addition, the number of properties permitted in buy-to-let portfolios has been reduced.

For UK mortgages, the Group’s policy is to reject all standard applications with a loan-to-value (‘LTV’) greater than 90 per cent. For mainstream mortgages the Group has maximum % LTV limits which depend upon the loan size. These limits are currently:

(Unaudited)
Loan size
From	To	Maximum LTV
£1	£750,000	90% LTV
£750,001	£1,000,000	85% LTV
£1,000,001	£2,000,000	80% LTV
£2,000,001	£5,000,000	70% LTV

For mainstream mortgages greater than £5,000,000 the maximum LTV is 50 per cent. Buy-to-let mortgages are limited to a maximum of £1,000,000 and 75 per cent LTV. All mortgage applications above £500,000 are subject to manual underwriting.

The Group’s approach to underwriting applications for unsecured products in Retail takes into account the total unsecured debt held by a customer and their affordability. The Group rejects any application for an unsecured product where a customer is registered as bankrupt or insolvent, or has a County Court Judgment registered at a CRA used by the Group. In addition, for credit cards the Group rejects any applicant with total unsecured debt greater than £50,000 registered at the CRA; or revolving debt-to-income ratio greater than 75 per cent; or total unsecured debt-to-income ratio greater than 100 per cent. For unsecured personal loan applications, the Group rejects any applicant with total unsecured debt greater than £50,000 registered at the CRA. Rules around refinancing of debt have also been made more stringent since 2009 as a result of the application of rules relating to the total unsecured debt held by a customer and the Group’s approach in assessing affordability. This has resulted in fewer customers being eligible to refinance unsecured debt.

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

Credit scoring: In its principal retail portfolios, the Group uses statistically based decisioning techniques (primarily credit scoring models). The Risk Division reviews model effectiveness, while new models and model changes are referred by them to the appropriate Model Governance Committees for approval. The most material changes are approved in accordance with the governance framework set by the Group Model Governance Committee.

The Group uses credit scorecards for decision making, both at an application stage and throughout the credit lifecycle. The scorecards are developed in-house using a variety of data sources. These sources include the customer’s application for credit (for example, number of dependants, address and loan term); data held internally by the Group (for example, other account holdings and the performance of these other accounts); public information (for example, electoral roll data, County Court Judgments and bankruptcies); and CRA data (for example, performance of credit lines with other lenders, applications for credit to other lenders). The selection of data characteristics and the weightings associated with the characteristics are determined by the Group in accordance with industry-recognised standards for scorecard development. Scorecards are approved and monitored in accordance with Group Model Governance policies.

The Group has developed over 60 scorecards, which are currently in use in Retail, based on product and customer segment. The scorecard cut-offs are determined based on the inherent risk of the product/segment, the product pricing and the Group’s appetite for the risk of the product/customer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

segment for which the scorecard has been developed; no direct comparison can be made against scorecards developed by other lenders or external providers.

The United Kingdom has a number of credit reference agencies who, as well as providing lenders with data, have also developed commercially-available credit scores to lenders and consumers. However, unlike the US, there is no dominant provider of credit scores and significantly less consumer awareness of these scores. The Group does not base its lending decisions on these commercially-available scores and instead uses the scorecards developed in-house, as detailed above.

Individual credit assessment and sanction: Credit risk in wholesale portfolios is subject to individual credit assessments, which consider the strengths and weaknesses of individual transactions and the balance of risk and reward. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities. Approval requirements for each decision are based on the transaction amount, the customer’s aggregate facilities, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty underwriting is generally the same as that for assets intended to be held over the period to maturity.

Controls over rating systems: The Group has established an independent team in the Risk Division that sets common minimum standards, designed to ensure risk models and associated rating systems are developed consistently, and are of sufficient quality to support business decisions and meet regulatory requirements. Internal rating systems are developed and owned by the Risk Division. Line management takes responsibility for ensuring the validation of the rating systems, supported and challenged by independent specialist functions in their respective division.

Cross-border and cross-currency exposures: The Board sets country risk appetite. Within these, country limits are authorised by the country limits panel, taking into account economic, financial, political and social factors. Group policies stipulate that these limits must be consistent with, and support the approved business and strategic plans of the Group.

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

Credit risk assurance and review: Risk oversight teams monitor credit performance trends, review and challenge exceptions to planned outcomes, and test the adequacy of credit risk infrastructure and governance processes throughout the Group. This includes tracking portfolio performance against an agreed set of key risk indicators. Group Credit Risk Assurance, a Group level function comprising experienced credit professionals, is also in place. In conjunction with Risk senior management, this team carries out independent risk based credit reviews, providing individual business unit assessment of the effectiveness of risk management practices and adherence to risk controls across the diverse range of the Group’s wholesale businesses and activities, facilitating a wide range of audit, assurance and review work. These include cyclical (‘standard’) credit reviews, non-standard reviews, project reviews, credit risk rating model reviews and bespoke assignments, including impairment reviews as required. The work of Group Credit Risk Assurance continues to provide executive and senior management with assurance and guidance on credit quality, effectiveness of credit risk controls and accuracy of impairments.

The determination of cash flows for cases in the Business Support Units (BSU) is undertaken by a specialist risk team who gather a range of information from various sources including the customer, professional advisers and the Group’s own credit teams to fully understand and appraise the customer’s business and circumstances. A more detailed assessment is undertaken to assist in reducing risk exposure and highlighting potential strategic options. This often involves the Group, in addition to using its own internal experts, engaging professional advisers to perform Independent Business Reviews (IBRs) and, where relevant, independently value collateral held. In more complex cases, such as those involving work-out strategies, the review may also involve:

–	critically assessing customer’s ability to successfully manage the business effectively in a distressed situation where turnaround is required;

–	analysis of market sector factors, i.e. products, customers, suppliers, pricing and margin issues;

–	performance review of operational areas that should be considered in terms of current effectiveness and efficiency and scope for improvements;

–	financial analysis to model plans and factor in potential sensitivities, vulnerabilities and upsides; and

–	determining the most appropriate corporate and capital structure suitable for the work-out strategy concerned.

The above assessment, monitoring and control processes continue throughout the period the case is managed within the BSU.

Collateral

The principal collateral types for loans and advances are:

–	mortgages over residential and commercial real estate;

–	charges over business assets such as premises, inventory and accounts receivables;

–	charges over financial instruments such as debt securities and equities; and

–	guarantees received from third parties.

The Group maintains guidelines on the acceptability of specific classes of collateral.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

It is the Group’s policy that collateral should always be realistically valued by an appropriately qualified source, independent of both the credit decision process and the customer, at the time of borrowing. Collateral is reviewed on a regular basis in accordance with business unit credit policy, which will vary according to the type of lending and collateral involved. For residential mortgages, the Group adjusts open market property values to take account of the costs of realisation and any discount associated with the realisation of the collateral. In order to minimise the credit loss, the Group may seek additional collateral from the counterparty as soon as impairment indicators are identified for the relevant individual loans and advances.

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

MONITORING

In conjunction with Risk, businesses identify and define portfolios of credit and related risk exposures and the key benchmarks, behaviours and characteristics by which those portfolios are managed in terms of credit risk exposure. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. Risk Division in turn produces an aggregated review of credit risk throughout the Group, including reports on significant credit exposures, which are presented to the Group Risk Committee and the Board Risk Committee.

The performance of all rating models is monitored on a regular basis, in order to seek to ensure that models provide appropriate risk differentiation capability, the generated ratings remain as accurate and robust as practical, and the models assign appropriate risk estimates to grades/pools. All models are monitored against a series of agreed key performance indicators. In the event that the monitoring identifies material exceptions or deviations from expected outcomes, these will be escalated in accordance with the governance framework set by the Group Model Governance Committee.

INTENSIVE CARE OF CUSTOMERS IN DIFFICULTY

Retail Assets

The Group’s aim in offering forbearance and other assistance to retail customers in financial distress is to benefit both the customer and the Group by: discharging the Group’s regulatory and social responsibilities to support its customers and act in their best long-term interests; and bringing customer facilities back into a sustainable position which, for residential mortgages, also means keeping customers in their homes.

The Group offers a range of tools and assistance to support retail customers who are encountering financial difficulties. Cases are managed on an individual basis, with the circumstances of each customer considered separately and the action taken judged as being affordable and sustainable for the customer. Operationally, the provision and review of such assistance is controlled through the application of an appropriate policy framework; controls around the execution of policy; regular review of the different treatments to confirm that they remain appropriate; monitoring of customers’ performance and the level of payments received; and management visibility of the nature and extent of assistance provided and the associated risk.

Assistance is provided through trained colleagues in branches and dedicated telephony units, and via online guidance material. For those customers requiring more intensive help, assistance is provided through dedicated support units where tailored repayment programmes can be agreed. Customers are actively supported and referred to free money advice agencies when they have multiple credit facilities, including those at other lenders, that require restructuring. Within the Collections and Recoveries functions, the sharing of best practice and alignment of policies across the Group has helped to drive more effective customer outcomes and achieve operational efficiencies.

One component of the relationship management approach is to contact customers showing signs of financial difficulty, discussing with them their circumstances and offering solutions to prevent their accounts falling into arrears.

The specific tools available to assist customers vary by territory and product and the customer’s status. In defining the treatments offered to customers who have experienced financial distress, the Group distinguishes between the following three categories:

–

Forbearance – a temporary account change to assist customers through periods of financial difficulty where arrears do not accrue at the original contractual payments such as a temporary capital payment break.

–	Financial distress assistance – an account change for customers in financial distress where arrears accrue at the contractual payment such as a short-term arrangement to pay.

–	Repair – an account change used to repair a customer’s position when they have emerged from financial difficulty, such as capitalisation of arrears when a payment track record has been re-established.

To assist customers in financial distress, the Group also participates in, or benefits from, the following UK Government (‘Government’) sponsored programmes for households:

–

Income Support for Mortgage Interest: This is a Government medium-term initiative that provides certain defined categories of customers, principally those who are unemployed, access to a benefit scheme, paid for by the Government, which covers all or part of the interest on the

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

mortgage. Qualifying customers are able to claim for mortgage interest on up to £200,000 of the mortgage. All decisions regarding an individual’s eligibility and any amounts payable under the scheme rest solely with the Government. Payments are made directly to the Group by the appropriate Government department.

–

Homeowner Mortgage Support Scheme: This is a Government medium-term initiative that enables borrowers affected by temporary reductions in income to access reduced payments for a period of up to two years. The Government provides a partial guarantee to the Group whilst a customer participates in the plan. Decisions on eligibility, principally whether the Group expects the borrower’s earnings to recover fully, initially rest with the Group and must be made on the basis of detailed information received from an independent fee-free advisor. After a year, the customer must undergo a further full assessment made by the advice agency. The customer must pay at least 30 per cent of the interest due. Any shortfall in payments made during the period covered by the scheme is collected through increased payments over the remaining term. The scheme was closed to new customer applications in April 2011 by the Department of Communities and Local Government.

–

Mortgage Rescue Scheme: This is a Government short-term initiative for borrowers in difficulty and facing repossession, who would have priority for re-housing by a local authority (e.g. the elderly, disabled, single parents). Eligible customers can have their property bought in full or part by the social rented sector and then remain in their home as a tenant or shared equity partner. If the property is sold outright the mortgage is redeemed in full.

Wholesale Assets (including Commercial)

In order to support wholesale customers that encounter difficulties during the current economic downturn, the Group increased the size of its dedicated Business Support Unit (BSU) to cover all its UK and International portfolios.

Wholesale credit facilities are reviewed on a regular basis and more frequently where required. When financial stress is exhibited, the customer would be transferred at an early stage to the Group’s specialist BSU and Customer Support teams.

The over-arching aim of BSU is to work with each customer to try and resolve the issues, to restore the business to a financially viable position and facilitate a business turnaround. This could be through a number of channels, including providing advice on how to develop and implement turnaround strategies, and considering potential restructuring of debt and forbearance. This may involve using turnaround professionals, for example accountants and valuers.

BSU Relationship Managers are highly experienced and operate in a closely controlled and monitored environment, including regular oversight and ongoing close scrutiny by senior management. Exposure is minimised through a combination of appropriate forbearance, asset sales, restructuring and work-out strategies.

Customer Support provides intensive care and support to Commercial SME customers in difficulty. Whilst the customer relationship remains with the Relationship Manager, they are supported by a Customer Support Manager to oversee and manage identified risk.

The main types of forbearance for wholesale customers in financial distress could include:

–	Covenant resets and breach of covenant waivers

–	Extension of facilities outside of agreed terms

–	Capital repayment holidays

–	Debt for Equity swaps

–	Partial debt write off

Forbearance alone is not necessarily an indicator of impairment but will always be a trigger point for the Bank to review the customer’s credit and assess whether the risk has changed.

Multiple types of forbearance concessions often occur on the more distressed cases managed in BSU or Customer Support. Each case is treated depending on its own specific circumstances and the Group’s strategy and offer of forbearance is largely dependent on the individual situation. Early identification, control and monitoring are key.

One of the components of the approach to forbearance and early identification of issues used for wholesale assets is the Group’s Credit Risk Classification Policy, which is designed to identify and highlight portfolio levels of asset quality as well as individual problem credits. This policy includes the Group’s good book/mainstream early warning process identifying “Special Mention” and “Sub Standard” cases. This process seeks to ensure that Relationship Managers act promptly to identify, and highlight to senior management, customers that have the possibility to become higher risk in the future. Customers classified as Special Mention/Sub Standard are subject to additional controls and regular monitoring routines, including oversight by BSU and the independent Credit Sanctioning function.

Concessions granted under forbearance would be classified in the Credit Risk Classification system according to the severity of the customer’s financial distress. Management information is produced which gives a high level view of asset quality, with clearly defined parameters and features. Trends and warning signs are reported and advised to senior management promptly, which include issues not yet identified by rating models. A robust review and challenge process is applied to each credit if asset quality declines, initiating an appropriate and measured response. As the financial stress of a credit deteriorates the Credit Risk Classification helps to determine the route and management of the customer. Repeat transgressions of forbearance would be reflected in the strategy to manage the customer and an objective reassessment of any impairment will be undertaken on a regular basis. This is subject to independent review and sanctioning.

In addition, the Group, through its banking businesses, participates in a number of initiatives designed to assist small and medium-sized enterprises. These include:

–

The Lending Code: Introduced by the British Bankers’ Association in November 2009, the Lending Code is a voluntary set of commitments and standards of good practice to ensure that lenders act fairly and reasonably in all dealings with customers. This has been reviewed and updated in March 2011, not only to incorporate the key elements of the Statement of Principles, a previously issued brochure which outlined an agreed approach to working with micro-enterprise customers (entities with fewer than 10 employees and having a turnover of less than €2 million), but also to introduce key elements of the work of the Business Finance Taskforce (see below). A leaflet ‘A Guide to the Lending Code for Micro-enterprises’ provides an introduction to the standards customers should expect from the banks, building societies and credit-card providers who follow the Lending Code.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–

Business Finance Taskforce: The Group through its banking businesses has taken a leading role in the Business Finance Taskforce, which committed to a number of key actions in three broad areas: (i) improving customer relationships; (ii) ensuring better access to finance and (iii) providing better information and promoting customer understanding. Key elements of this include:

–

The lending appeals process: If a lending application is declined, customers have the right to appeal that decision. The Group has committed to respond to 90 per cent of appeals with a decision within 15 working days.

–	The finance application checklist: Details of the type of information customers may be asked to provide in order to support their lending application.

–

Business mentoring: Businesses may benefit from the support of a business mentor. www.mentorsme.co.uk is a free online service that enables businesses to locate local independent mentoring organisations that suit their specific business needs.

–

2012 SME Charter: The Group’s 2012 SME Charter details its commitment to supporting UK business and incorporates its pledge to support any viable business through temporary difficulties and into recovery. As part of this commitment, the Group issues a Letter of Concern to customers when it has concerns about their business or the Group’s relationship with them. This aims to generate early dialogue between the customer and the Group, so that a joint approach to the situation can be agreed with them.

The Group’s accounting policy for loan renegotiations and forbearance is set out in note 2 to the financial statements.

CREDIT RISK PORTFOLIO IN 2011

Overview

–

The Group achieved a significant reduction in its impairment charge in 2011 to £9,787 million (from £13,181 million in 2010), due primarily to lower corporate real estate and real estate related charges in Wholesale, lower charges in the Irish portfolio together with strong Retail performance. All divisions experienced impairment charge reductions by over 20 per cent from 2010.

–

These lower charges were principally supported by the continued application of the prudent risk appetite and strong risk management controls resulting in improved portfolio and new business quality, continued low interest rates, and broadly stable UK property prices, partly offset by weakening UK economic growth and rising unemployment.

–

Prudent credit policies and procedures are in place throughout the Group, focusing on development of enduring client relationships. As a result of this approach, the credit quality of new lending remains strong.

–

The Group’s more difficult exposures are being managed successfully in the current challenging economic environment by the Wholesale Business Support Units and Retail Collection and Recovery Units. The Group’s exposure to Ireland has been closely managed, with a dedicated UK-based business support team in place to manage the winding down of the Irish book.

–	The Group continues to proactively manage down sovereign as well as banking and trading book exposure to selected Eurozone countries.

–	Divestment strategy is focused on balance sheet reduction and disposal of higher risk positions.

Table 1.18: Impairments on Group loans and advances (audited)

	2011 £m	2010 £m	Change %
Retail	1,970	2,747	28
Wholesale	2,901	4,064	29
Commercial	303	382	21
Wealth and International	4,610	5,988	23
Central items	3	—
Total impairment charge	9,787	13,181	26

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.19: Impairment charge by division (audited)

	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans %
At 31 December 2011
Retail	356,907	8,822	2.5	2,718	30.8
Wholesale	135,395	27,756	20.5	11,537	41.6
Commercial	29,681	2,915	9.8	880	30.2
Wealth and International	56,394	20,776	36.8	12,583	60.6
Reverse repos and other items	17,066	—	—	—	—
	595,443	60,269	10.1	27,718	46.0
Impairment provisions[1]	(27,718)
Fair value adjustments[2]	(2,087)
Total Group	565,638
At 31 December 2010
Retail	368,981	9,750	2.6	3,096	31.8
Wholesale	158,002	31,658	20.0	14,863	46.9
Commercial	29,649	2,856	9.6	992	34.7
Wealth and International	66,368	20,342	30.7	10,684	52.5
Reverse repos and other items	3,378	—	—	—	—
	626,378	64,606	10.3	29,635	45.9
Impairment provisions[1]	(29,635)
Fair value adjustments[2]	(4,146)
Total Group	592,597

1	Impairment provisions include collective unimpaired provisions.

2

The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Company’s consolidated financial records at their fair value and took into account both the expected future impairment losses and market liquidity at the date of acquisition. The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred. The element relating to market liquidity unwinds to the income statement over the estimated useful lives of the related assets (until 2014 for wholesale loans and 2018 for retail loans) although if an asset is written off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment). In 2011, a net credit of £1,943 million (2010: £3,118 million) relates to the unwind of HBOS acquisition fair value adjustments. Of that amount, £1,693 million (2010: £2,229 million) relates to impairment losses incurred which were expected at the date of acquisition. The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written off, and will reduce to zero over time.

Table 1.20: Total impairment charge (audited)

	2011 £m	2010 £m	Change %
Total impairment losses on loans and advances to customers	9,712	12,958	25
Loans and advances to banks	—	(13)
Debt securities classified as loans and receivables	49	57	14
Available-for-sale financial assets	81	115	30
Other credit risk provisions	(55)	64
Total impairment charge	9,787	13,181	26

Pages 94 to 104 provide the credit risk divisional split.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OUTLOOK – GROUP

The UK economy is fragile with a weak short-term economic outlook generally expected. Consumer and business confidence remains low, relatively high inflation has reduced consumer spending power and exports are falling.

In addition to the possibility of further economic deterioration, financial market instability represents an additional downside risk. Uncertainty over the best way forward for the highly indebted Eurozone persists and poses a serious threat to the global economic recovery, with political instability and contagion to other Eurozone countries increasing in the last quarter of 2011. Financial markets are expected to remain dislocated and volatile, with the risk of contagion unlikely to dissipate in the near term, and this continues to place strains on funding markets at a time when many financial institutions (in particular) have material ongoing funding needs.

The Group’s Wholesale leveraged finance portfolios and its commercial real estate and real estate related property lending portfolios remain particularly vulnerable, especially in the significant secondary and tertiary asset lending book. The impact of further economic weakness will also be felt in the traditional lending portfolios in Corporate and Commercial. In addition, the Irish economic outlook remains challenging and the property market depressed, and both these factors could further adversely impact the wholesale and retail Irish portfolios.

However, despite the downside risks, against its base case economic assumptions, the Group expects the total impairment charge in 2012 to reduce by a similar percentage amount to the reduction in 2011, reflecting the stabilisation of its portfolios and proactive risk management activities.

CREDIT RISK – RETAIL

Overview

–	The Retail impairment charge was £1,970 million in 2011, a decrease of £777 million, or 28 per cent, from 2010.

–

The decrease in the Retail impairment charge was driven by the unsecured portfolio as a result of the improved quality of new business and effective portfolio management. The Retail impairment charge for loans and advances to customers, as an annualised percentage of average loans and advances to customers, decreased to 0.54 per cent in 2011 from 0.74 per cent in 2010.

–	The overall value of assets entering arrears in 2011 were lower in both unsecured and secured lending compared to 2010.

Table 1.21: Retail impairment charge (audited)

	2011 £m	2010 £m	Change %
Secured	463	292	(59)
Unsecured	1,507	2,455	39
Total impairment charge	1,970	2,747	28

Impaired loans and provisions

Retail impaired loans decreased by £0.9 billion to £8.8 billion compared with 31 December 2010 and, as a percentage of closing loans and advances to customers, decreased to 2.5 per cent from 2.6 per cent at 31 December 2010. Impairment provisions, as a percentage of impaired loans, reduced to 30.8 per cent from 31.8 per cent at 31 December 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Retail division’s loans and advances to customers are analysed in the following table:

Table 1.22: Impairments on Retail loans and advances (audited)

	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans %
As at 31 December 2011
Secured	332,143	6,452	1.9	1,651	25.6
Unsecured
Collections		1,233	5.0	1,067	86.5
Recoveries[2]		1,137	4.6	—
	24,764	2,370	9.6	1,067
Total gross lending	356,907	8,822	2.5	2,718	30.8
Impairment provisions[1]	(2,718)
Fair value adjustments	(1,377)
	352,812
As at 31 December 2010
Secured	341,069	6,769	2.0	1,589	23.5
Unsecured
Collections		1,826	6.6	1,507	82.5
Recoveries[2]		1,155	4.1	—
	27,912	2,981	10.7	1,507
Total gross lending	368,981	9,750	2.6	3,096	31.8
Impairment provisions[1]	(3,096)
Fair value adjustments	(2,154)
	363,731

[1]	Impairment provisions include collective unimpaired provisions.

[2]	Recoveries assets are written down to the present value of future expected cash flows on these assets.

The Retail division’s loans and advances to customers are analysed in the following table:

Table 1.23: Retail loans and advances to customers (audited)

	2011 £m	2010 £m
Secured:
Mainstream	256,518	265,368
Buy to let	48,276	46,356
Specialist	27,349	29,345
	332,143	341,069
Unsecured
Credit cards	10,192	11,207
Personal loans	11,970	13,881
Bank accounts	2,602	2,624
Others	—	200
	24,764	27,912
Total Retail gross lending	356,907	368,981

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SECURED

Secured impairment charge

The impairment charge increased by £171 million, to £463 million in 2011 compared to the previous year. The impairment charge as a percentage of average loans and advances to customers, increased to 0.14 per cent from 0.09 per cent in 2010. The provision coverage increased reflecting a less certain outlook on house prices and appropriate provisioning against existing credit risks which have longer emergence periods due to current low interest rate environment, partially offset by underlying improvements in the quality of the portfolio.

Impairment provisions held against secured assets reflect the Group’s view of appropriate allowance for incurred losses. The Group holds appropriate impairment provisions for customers who are experiencing financial difficulty, either on a forbearance arrangement or who may be able to maintain their repayments whilst interest rates remain low. At December 2011, 1.2 per cent of loan balances were on a forbearance arrangement, compared to 1.3 per cent at 31 December 2010.

Secured impaired loans

Impaired loans decreased by £0.3 billion to £6.5 billion at 31 December 2011 and, as a percentage of closing loans and advances to customers, reduced to 1.9 per cent from 2.0 per cent at 31 December 2010. The number of customers going into arrears reduced throughout 2011 in comparison with 2010. Specialist lending remains closed to new business and this book has been in run-off since 2009.

Secured arrears

The percentage of mortgage cases greater than three months in arrears (excluding repossessions) remained stable at 2.3 per cent at 31 December 2011 compared to 31 December 2010 and 30 June 2011. The percentage of Specialist mortgage cases greater than three months in arrears (excluding repossessions) increased to 7.5 per cent at 31 December 2011 from 6.4 per cent at 31 December 2010 with the majority of this growth occurring in the first half of 2011.

Table 1.24: Mortgages greater than three months in arrears (excluding repossessions) (unaudited)

	Number of cases		Total mortgage accounts %
	31 Dec 2011 Cases	31 Dec 2010 Cases	31 Dec 2011%	31 Dec 2010%
Greater than three months in arrears (excluding repossessions)
Mainstream	53,734	55,675	2.0	2.1
Buy to let	7,805	7,577	1.8	1.8
Specialist	13,677	12,582	7.5	6.4
Total	75,216	75,834	2.3	2.3

	Value of debt[1]		Total mortgage balances %
	31 Dec 2011 £m	31 Dec 2010 £m	31 Dec 2011%	31 Dec 2010%
Greater than three months in arrears (excluding repossessions)
Mainstream	5,988	6,247	2.3	2.4
Buy to let	1,145	1,157	2.4	2.5
Specialist	2,427	2,262	8.9	7.7
Total	9,560	9,666	2.9	2.8

[1]	Value of debt represents total book value of mortgages in arrears.

The stock of repossession was stable with 3,043 cases at 31 December 2010 and 3,054 at 31 December 2011, and is broadly consistent with prior years and below the Council of Mortgage Lender’s average.

Secured loan to value analysis

The average indexed loan-to-value (LTV) on the mortgage portfolio at 31 December 2011 was 55.9 per cent compared with 55.6 per cent at 31 December 2010. The average LTV for new mortgages and further advances written in 2011 was 62.1 per cent compared with 60.9 per cent for 2010. The tables below show LTVs across the principal mortgage portfolios.

The indexed LTV in excess of 100 per cent as a percentage of closing loans and advances ending 31 December 2011 reduced to 12.0 per cent (£39.7 billion), compared with 13.2 per cent (£44.9 billion) at 31 December 2010. This decrease in negative equity was driven by the regional mix of business being biased towards areas experiencing house price growth despite national house prices falling.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.25: Actual and average LTVs across the Retail mortgage portfolios (audited)

	Mainstream %	Buy to let %	Specialist[1] %	Total %
At 31 December 2011
Less than 60%	32.5	12.7	14.6	28.1
60% to 70%	12.7	13.0	10.1	12.5
70% to 80%	17.2	24.1	17.2	18.2
80% to 90%	16.0	17.3	19.3	16.5
90% to 100%	11.2	17.1	19.0	12.7
Greater than 100%	10.4	15.8	19.8	12.0
Total	100.0	100.0	100.0	100.0
Average loan-to-value:[2]
Stock of residential mortgages	52.2	74.0	72.6	55.9
New residential lending	61.4	65.8	n/a	62.1
Impaired mortgages	72.0	99.8	88.0	78.4
At 31 December 2010
Less than 60%	33.0	11.4	14.0	28.5
60% to 70%	12.1	11.1	9.4	11.7
70% to 80%	16.1	21.9	15.9	16.8
80% to 90%	15.3	18.0	21.3	16.2
90% to 100%	11.9	19.1	20.0	13.6
Greater than 100%	11.6	18.5	19.4	13.2
Total	100.0	100.0	100.0	100.0
Average loan-to-value:[2]
Stock of residential mortgages	51.9	75.6	72.9	55.6
New residential lending	60.0	66.5	n/a	60.9
Impaired mortgages	72.3	97.8	87.3	78.0

[1]	Specialist lending is closed to new business and is in run-off.

[2]	Average loan-to-value is calculated as total loans and advances as a percentage of the total collateral assigned to these loans and advances.

Unsecured

In 2011 the impairment charge on loans and advances to customers reduced by £948 million to £1,507 million compared with 2010. This reflected continued improving business quality and portfolio trends resulting from the Group’s conservative risk appetite, with a focus on lending to existing customers.

A combination of the Group’s risk appetite, reduced demand from customers for new unsecured borrowing and existing customers continuing to reduce their personal indebtedness contributed to loans and advances to customers reducing by £3.1 billion to £24.8 billion at 31 December 2011.

The impairment charge as a percentage of average loans and advances to customers decreased to 5.66 per cent in 2011 from 8.11 per cent in 2010, with the impairment charge reducing at a greater rate than the reduction in average loans and advances in 2011.

Impaired loans decreased by £0.6 billion to £2.4 billion which represented 9.6 per cent of closing loans and advances to customers at 31 December 2011, compared with 10.7 per cent at 31 December 2010. The reduction in impaired loans is a result of tightening credit policy across the credit lifecycle, including stronger controls on customer affordability. Retail’s exposure to revolving credit products has been actively managed to ensure that it is appropriate to customers’ changing financial circumstances. The portfolios show a level of early arrears for accounts acquired since 2009 which are at pre-recession levels, highlighting an underlying improvement in the risk profile of the business.

Impairment provisions decreased by £0.4 billion, compared with 31 December 2010, to £1.1 billion. This reduction was primarily a result of the movement of assets from Collections to Recoveries, at which point they are written down to the present value of future expected cash flows. The proportion of impaired loans that have been written down to the present value of future expected cash flows on these assets has increased to 48.0 per cent at 31 December 2011 from 38.7 per cent at 31 December 2010. Impairment provisions as a percentage of impaired loans in collections increased to 86.5 per cent at 31 December 2011 from 82.5 per cent at 31 December 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CREDIT RISK – WHOLESALE

Overview

–	Impairment losses for 2011 decreased significantly to £2,901 million, from £4,064 million for 2010.

–

The decrease in the underlying impairment charge during 2011 is primarily driven by lower impairment from the corporate real estate and real estate-related lending portfolios, partly offset mainly by higher impairment on leveraged acquisition finance exposures during 2011 where the dampened effect of UK economic conditions had the most impact.

–

Whilst subdued UK economic conditions and weaker consumer confidence is evident in a number of sectors, the reduction in the impairment charge also reflects continued strong risk management and the low interest rate environment, helping to maintain defaults at a lower level.

–

The Group has proactively managed down sovereign as well as banking and trading book exposures to selected European countries. Divestment strategy was focused on balance sheet reduction and disposing of higher risk positions.

–

A robust credit risk management and control framework is in place across the combined portfolios and a prudent risk appetite approach continues to be embedded across the division. Significant resources continue to be deployed into the Business Support Units, which focuses on key and vulnerable obligors and asset classes.

Table 1.26: Wholesale impairment charge (unaudited)

	2011 £m	2010 £m	Change %
Wholesale excluding Asset Finance	2,701	3,800	29
Asset Finance	200	264	24
Total impairment charge	2,901	4,064	29

Wholesale’s impairment charge decreased £1,163 million, or 29 per cent, compared to £4,064 million during 2010. Despite a subdued UK economic environment in 2011, impairment charges have decreased substantially compared with 2010 due to robust proactive risk management, an appropriately impaired portfolio (against current economic assumptions) and a low interest rate environment helping to maintain defaults at a lower level. There has also been a stabilisation of commercial property prices in 2011. Impairment charges as an annualised percentage of average loans and advances to customers reduced to 1.95 per cent from 2.23 per cent in 2010.

Impaired loans and provisions

Wholesale’s impaired loans reduced by £3,902 million to £27,756 million compared with 31 December 2010. The reduction is due to new impaired assets mainly in the Corporate Real Estate Business Support Unit being more than offset by write-offs on irrecoverable assets, the sale of previously impaired assets, net repayments and transfers back to good book. Furthermore, the flow of assets into impaired status reduced during the year compared to 2010. Impairment provisions also reduced as a result of write-offs and a lower impairment rate on newly impaired assets especially in the corporate real estate and real estate related portfolios. As a result of this, impairment provisions as a percentage of impaired loans reduced to 41.6 per cent from 46.9 per cent at 31 December 2010.

As a percentage of closing loans and advances to customers, impaired loans increased to 20.5 per cent from 20.0 per cent at 31 December 2010. This increase is a result of the reducing level of total loans and advances to customers as at 31 December 2011 compared with 31 December 2010. The Group continues to monitor vulnerable portfolios within Wholesale and, where appropriate, remedial risk mitigating actions are being undertaken.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.27: Impairments on Wholesale loans and advances (audited)

	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans %
As at 31 December 2011
Corporate	68,772	5,631	8.2	3,051	54.2
Corporate Real Estate BSU	21,326	15,211	71.3	5,631	37.0
Wholesale Equity	113	113	100.0	100	88.5
Wholesale Markets	35,802	5,584	15.6	2,009	36.0
Treasury and Trading	2,220	—	—	—	—
Asset Finance	7,162	1,217	17.0	746	61.3
Total Wholesale	135,395	27,756	20.5	11,537	41.6
Reverse repos	16,836
Impairment provisions	(11,537)
Fair value adjustments	(617)
Loans and advances to customers	140,077
Loans and advances to banks	8,443
Debt securities[2]	12,489
Available-for-sale financial assets[3]	12,554

[1]	Impairment provisions include collective unimpaired provisions.

[2]	Of which Wholesale Markets is £12,135 million, Wholesale Equity £195 million, Treasury and Trading £150 million, Asset Finance £7 million, and Corporate £2 million.

[3]	Of which Wholesale Markets is £7,798 million, Wholesale Equity £1,797 million, Treasury and Trading £2,922 million and Corporate £37 million.

	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans %
At 31 December 2010
Corporate	80,670	6,635	8.2	3,629	54.7
Corporate Real Estate BSU	26,151	17,518	67.0	8,092	46.2
Wholesale Equity	140	108	77.1	107	99.1
Wholesale Markets	40,042	5,718	14.3	1,992	34.8
Treasury and Trading	1,050	—	—	—	—
Asset Finance	9,949	1,679	16.9	1,043	62.1
Total Wholesale	158,002	31,658	20.0	14,863	46.9
Reverse repos	3,096
Impairment provisions	(14,863)
Fair value adjustments	(1,562)
Loans and advances to customers	144,673
Loans and advances to banks	12,401
Debt securities[2]	25,779
Available-for-sale financial assets[3]	29,458

[1]	Impairment provisions include collective unimpaired provisions.

[2]	Of which Wholesale Markets is £25,120 million, Wholesale Equity £487 million, Treasury and Trading £163 million, Asset Finance £7 million, Corporate £2 million and Commercial £2 million.

[3]	Of which Wholesale Markets is £21,279 million, Wholesale Equity £2,109 million, Treasury and Trading £6,011 million and Corporate £59 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CORPORATE

The £68,772 million of loans and advances to customers in the Corporate portfolio is structured across a number of different portfolios and sectors as detailed below:

UK Corporate – Major Corporate balance sheets remained relatively stable during the first half of 2011 with corporates continuing to reduce debt and build up liquidity reserves. Mergers and acquisition activity has been minimal and focus has been on refinancing existing facilities. In line with economic commentary, some consumer related sectors in the UK are now feeling the impact of a slowdown in spending. Commodity price volatility is a potential concern in terms of required funding and customer profitability.

Financial Institutions – Continuing concerns over sovereign fiscal deficits and public sector debt levels have necessitated increased scrutiny and risk reduction to the European banking sector, in particular banks domiciled in the weaker Eurozone countries. Trading exposures are in large part either short term and/or collateralised and inter bank lending activity is mainly very short term with strong investment grade counterparties.

Mid-Markets Corporate – Customers in this sector are predominantly UK-focused and mainly dependent on the performance of the domestic economy. Some clients’ trading has, unsurprisingly, proved challenging in a number of sectors in 2011, particularly those reliant on consumer discretionary expenditure. Retail, hotels, leisure and construction have all been vulnerable to the wider economic environment during the year, with the majority of impairments in the year arising in these sectors. The impact of public sector austerity measures has also been evident in some sectors, with these also contributing to the impairment charge in the year. The mid-markets segment of the UK Corporate market appears to have limited direct vulnerability to events in the weaker Eurozone countries, however the segment is more directly exposed to any flow-through effect on the UK economy resulting from weaker export demand.

US Corporate – The business continues to be predominately investment grade focused and the balance sheets of US Major Corporates remain relatively strong, with good levels of liquidity. The reduction in the element of the corporate portfolio that is not central to the Group’s strategy has continued through a combination of secondary sales, refinancings, and realisation of property assets. The year-end impairment position is one of modest net write backs with new impairments on existing cases more than offset by recoveries. Overall, portfolio asset quality remains strong.

Corporate Real Estate – Outside of London and the South East, activity in the Corporate Real Estate market remains weak, in part due to declining values and the focus on only prime properties and prime tenants. Rental growth, where achievable by clients in the regions, is slow. Market demand 2 for debt is low, especially for new facilities from customers within the Group’s risk appetite, despite messaging that the Group is open for business which meets its lending criteria. Customers are adopting a ‘wait and see’ approach, de-gearing where they can, and conserving cash. In addition, with a significant proportion of its assets supporting property investments, tenant default is an area of continuing vulnerability especially where the lending is underpinned by secondary or tertiary assets. With a continuing high level of loan maturities due over the next few years, refinancing risk remains a market-wide issue. However, the Group’s core portfolios are characterised by strong management teams with proven asset management skills and/or acceptable lease maturity profiles with borrowers meeting their interest cover and debt service obligations. New propositions are structured and priced in line with the Group’s prudent risk appetite.

Corporate Real Estate Business Support Unit

The Corporate Real Estate Business Support Unit has continued to make strong progress executing on its active asset management programme for the complex portfolio of over 1800 cases it manages. This has resulted in a further fall in the impairment total to £1,273 million (2010: £2,427 million), after the peak experienced in 2009.

Despite capital values improving 17.8 per cent from their trough in 2009, the Group has seen the improving trend in the real estate market in 2011 weaken for all but prime or central London based real estate.

The management of the portfolio has focussed on continuing to support its long-term customers and at the same time reduce the exposure to real estate through managed sales, which has resulted in a realisation of over £4.8 billion of cash receipts in 2011 despite the worsening transactional market. In addition there has been over £5 billion of restructurings undertaken with longer term facilities put in place to support the customer base.

Over the past two years, a total of over £8.5 billion of asset sales through managed disposals has occurred which has resulted in an overall £14.6 billion reduction of gross loan exposure in the UK. The Group has also concluded one of the largest loan portfolio sales in the market in December which provided a significant £923 million deleveraging of its real estate exposure.

During the year a number of new initiatives have been introduced including the sale of assets specifically grouped under receivership, which is the first time such a sale has been achieved; and an arrangement with a publicly quoted asset manager to facilitate certain residential portfolios through the receivers. Such arrangements demonstrate the Group’s desire to find solutions to ensure that it maximises the recovery from these loan positions or portfolios through managing for value the underlying real estate and it continues to seek innovative ways to achieve this aim.

Wholesale Equity

The Wholesale Equity portfolio (assets representing ‘Equity Risk’ including ordinary equity, preference shares and debt securities) totals £4.9 billion (split £3.8 billion on balance sheet commitments and £1.1 billion as yet undrawn, the majority of which relates to Lloyds Development Capital and the Funds Investment business).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The overall size of the portfolio has shown a downward trend in the second half of 2011, in the main due to significant disposals of a number of assets from the Project Finance business. Continuing concerns around sovereign debt in the Eurozone and disappointing economic data from the major economies has resulted in ongoing volatility in equity markets.

Wholesale Markets

Loans and advances to customers of £35.8 billion largely comprise balances in the Structured Corporate Finance portfolio, which includes Acquisition Finance (leveraged lending), Project Finance and Asset Based Finance (Ship Finance, Aircraft Finance, Rail Capital and Corporate Asset Finance). The dampened effect of UK economic conditions has been felt in the Acquisition Finance portfolio resulting in a higher impairment charge on leveraged exposures during 2011 compared to 2010. However, a number of sectors remain vulnerable, especially retail, leisure and healthcare, and refinancing risk is also an issue, with significant loan maturities due in the next few years. In Ship Finance, the outlook for the container, tanker and dry bulk sectors is challenging.

Wholesale Markets is also responsible for the Treasury Assets portfolio which mainly encompasses a portfolio of Asset-Backed Securities and financial institution Floating Rate Note positions. Portfolio credit quality remained relatively stable over the year and the portfolio size continues to be actively reduced through asset sales and from bond maturities. Further details of Wholesale Division’s Asset-Backed Securities portfolio is provided in Note 56 to the financial statements.

Treasury and Trading

Treasury and Trading acts as the link between the wholesale markets and the Group’s balance sheet management activities and provides pricing and risk management solutions to both internal and external clients.

The portfolio comprises £6.0 billion of loans and advances to banks, £2.9 billion of Available-for-Sale debt securities and £2.2 billion of loans and advances to customers (excluding reverse repos).

The majority of Treasury and Trading’s funding and risk management activity is transacted with investment grade counterparties including Sovereign central banks and much of it is on a secured basis, such as repos facing a Central Counterparty (“CCP”). Derivative transactions with wholesale counterparties are typically collateralised under a Credit Support Annex in conjunction with the ISDA Master Agreement. During the year Lloyds Banking Group became a member of LCH SwapClear as part of a move to reduce counterparty risk by clearing standardised derivative contracts through a CCP. Treasury and Trading has reduced the government bond portfolio in response to growing concern over market conditions in the Eurozone resulting in minimal exposure to weaker Eurozone sovereigns. The credit quality of the government bond portfolio is almost solely AAA/AA rated sovereign debt.

Asset Finance

There has been a marginal improvement in credit quality in relation to the retail portfolios during the year. Impairments remain lower than anticipated, particularly in the Personal Financial Services portfolios and the retail motor loans portfolio. Asset quality also continues to improve in response to the continuing strategy to enhance the quality of new business written (especially Motor Finance) and following the closure of Personal Financial Services to new business. The credit quality profile across the non-retail portfolios also remains relatively stable, and underlying impairment levels have reduced against 2010 levels, reflecting a material slow down in new default cases.

CREDIT RISK – COMMERCIAL

Overview

–	Impairment losses for 2011 decreased significantly to £303 million, from £382 million for 2010.

–

The decrease reflects the continued application of the Group’s prudent credit risk appetite approach and the benefits of the low interest rate environment which has helped maintain defaults at a lower level.

–	Portfolio metrics including delinquencies and assets under close monitoring have generally remained steady or improved.

–

Due to the continuing uncertainty regarding the economic outlook, the Group remains cautious. Downward pressures on consumer spending from a weakening labour market, still-high household indebtedness and rising Government budgetary pressures continue to imply vulnerability for a number of sectors, most notably retail, motor traders and restaurants.

–

Commercial continues to operate rigorous processes to enhance control and monitoring activities which play a crucial role in identifying customers showing early signs of financial distress and bringing them into the Group’s support model.

Commercial’s impairment charge decreased £79 million, or 21 per cent, compared to £382 million during 2010. This reflects the continued application of a prudent credit risk appetite for new business and a low interest rate environment helping to maintain defaults at a lower level. Impairment charges as an annualised percentage of average loans and advances to customers reduced to 1.06 per cent from 1.24 per cent in 2010. The majority of the business is based around full banking relationships. The relatively small portfolio of lending outside of the Group’s risk appetite has continued to reduce throughout 2011.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Impaired loans and provisions

Commercial’s impaired loans increased by £59 million to £2,915 million compared with 31 December 2010. Despite this small increase, impairment provisions reduced. This is as a result of lower default rates at the smaller end of the portfolio and write-offs. As a result, impairment provisions as a percentage of impaired loans reduced to 30.2 per cent from 34.7 per cent at 31 December 2010. As a percentage of closing loans and advances to customers, impaired loans increased to 9.8 per cent from 9.6 per cent at 31 December 2010.

Table 1.28: Impaired loans and provisions (audited)
	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions £m	[1]	Impairment provisions as a % of impaired loans %
At 31 December 2011
Commercial	29,681	2,915	9.8	880		30.2
Impairment provisions	(880)
Fair value adjustments	(51)
Loans and advances to customers	28,750
At 31 December 2010
Commercial[2]	29,649	2,856	9.6	992		34.7
Impairment provisions	(992)
Fair value adjustments	(103)
Loans and advances to customers	28,554

[1]	Impairment provisions include collective unimpaired provisions.
2010 figures have been restated for transfers from Corporate.

CREDIT RISK – WEALTH AND INTERNATIONAL

Overview

–

In Wealth and International, impairment charges totalled £4,610 million, a decrease of 23 per cent from £5,988 million in 2010. The reduction predominantly reflects lower impairment charges in the Group’s Irish portfolio where the rate of impaired loan migration has slowed.

–	Impairment coverage has increased in Ireland to 62 per cent from 54 per cent, primarily reflecting further falls in the commercial real estate market during 2011, and further vulnerability exists.

–	On the Irish Wholesale portfolio, 84 per cent of the portfolio is now impaired at a coverage ratio of 61 per cent.

–

On the Irish Retail portfolio, impairment provisions as a percentage of impaired loans has increased to 73 per cent against a backdrop of falling house prices and an increase in borrowers falling into arrears.

–

Further provisioning has been necessary in the Group’s Australasian portfolio primarily reflecting geographical real estate concentrations where market conditions and asset valuations have remained weak in 2011.

–

The Group has also significantly reduced its exposure in its Australasian business by Aus $2.1 billion including the successful disposal of a £1 billion portfolio of impaired Australasian real estate loans in the last quarter of 2011. The levels of disposals during the year represent 40 per cent of the gross impaired portfolio.

–	The majority of Wealth and International’s assets are not central to the Group’s strategy and in run-off.

Table 1.29: Wealth and International impairment charge (audited)
	2011 £m	2010 £m	Change %
Wealth	100	46	(117)
International:
Ireland	3,187	4,264	25
Australia	1,034	1,362	24
Wholesale Europe	204	210	3
Other International	85	106	20
	4,510	5,942	24
Total impairment charge	4,610	5,988	23

Wealth and International’s impairment charge in 2011 almost entirely related to portfolios that are not central to the Group’s strategy. The impairment charge decreased by £1,378 million to £4,610 million compared with 2010. Impairment charges as an annualised percentage of average loans and advances to customers decreased to 7.37 per cent from 8.9 per cent in 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Impaired loans and provisions

Total impaired loans increased by £434 million to £20,776 million compared with £20,342 million at 31 December 2010 and as a percentage of closing loans and advances to customers increased to 36.8 per cent from 30.7 per cent at 31 December 2010. The increase in impaired loans predominantly relates to the Group’s book in Ireland where impaired loans increased during 2011 reflecting ongoing difficulties in the economy. This results in 66 per cent of the total Irish portfolio now being classified as impaired (84 per cent wholesale). Impaired loans in the Australasian book reduced by £1.4 billion driven by write offs and impaired asset disposals.

Impairment provisions as a percentage of impaired loans increased to 60.6 per cent from 52.5 per cent at 31 December 2010. The coverage ratio in the Group’s Irish Portfolio has increased further reflecting continuing weakness in real estate markets where further vulnerability exists.

Table 1.30: Impairments on Wealth and International loans and advances (audited)
	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans %
At 31 December 2011
Wealth	8,781	399	4.5	162	40.6
International:
Ireland Retail	7,036	1,415	20.1	1,034	73.1
Ireland Wholesale	17,737	14,945	84.3	9,133	61.1
Australia	9,745	2,780	28.5	1,609	57.9
Wholesale Europe	6,356	978	15.4	475	48.6
Other	6,739	259	3.8	170	65.6
	47,613	20,377	42.8	12,421	61.0
Wealth and International	56,394	20,776	36.8	12,583	60.6
Impairment provisions	(12,583)
Fair value adjustments	(42)
Total Wealth and International	43,769
At 31 December 2010
Wealth	9,472	353	3.7	116	32.9
International:
Ireland Retail	7,673	870	11.3	616	70.8
Ireland Wholesale	19,755	13,575	68.7	7,147	52.6
Australia	14,587	4,187	28.7	2,208	52.7
Wholesale Europe	7,322	1,007	13.8	420	41.7
Other	7,559	350	4.6	177	50.6
	56,896	19,989	35.1	10,568	52.9
Wealth and International	66,368	20,342	30.7	10,684	52.5
Impairment provisions	(10,684)
Fair value adjustments	(327)
Total Wealth and International	55,357

1	Impairment provisions include collective unimpaired provisions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Wealth

Total impaired loans increased by £46 million, or 13 per cent to £399 million compared with £353 million at 31 December 2010 and as a percentage of closing loans and advances increased to 4.6 per cent from 3.7 per cent at 31 December 2010. Impairment charges increased by £54 million to £100 million compared with 2010 primarily due to increased charges in the Group’s Spanish mortgage book reflecting a deteriorating housing market and economy in Spain. Impairment charges as a percentage of average loans and advances to customers increased to 1.1 per cent from 0.5 per cent in 2010.

Ireland

Total impaired loans increased by £1,915 million, or 13 per cent to £16,360 million compared with £14,445 million at 31 December 2010 and as a percentage of closing loans and advances increased to 66.0 per cent from 52.7 per cent at 31 December 2010. Impairment charges decreased by £1,077 million to £3,187 million compared to 2010. Impairment charges as an annualised percentage of average loans and advances to customers decreased to 11.9 per cent from 15.4 per cent in 2010.

Continuing weakness in the Irish real estate markets resulted in a further increase in impaired wholesale loans and coverage in 2011. The majority of Irish retail provisions relate to a residential mortgage portfolio where impairment charges have increased in relation to 2010 due to a continued decline in residential property prices and higher arrears levels, including customers on a forbearance arrangement.

Table 1.31: Impairments on Ireland loans and advances (audited)
	2011			2010
	Gross loans £m	Impaired loans £m	Provisions £m	Gross loans £m	Impaired loans £m	Provisions £m
Commercial Real Estate	10,872	9,807	6,194	11,685	9,232	4,791
Corporate	6,865	5,138	2,939	8,070	4,343	2,356
Retail	7,036	1,415	1,034	7,673	870	616
Total	24,773	16,360	10,167	27,428	14,445	7,763

The most significant contribution to impairment in Ireland is the Commercial Real Estate portfolio. Impairment provisions provide 63 per cent coverage on impaired commercial real estate loans. Mortgage lending at the year end comprised 99 per cent of the retail portfolio with impaired loans of £1.4 billion and impairment coverage of 70 per cent.

£2.6 billion of wholesale lending within the Commerical Real Estate and corporate portfolios relates to sterling loans secured on UK property.

Within the Commercial Real Estate portfolio, over 90 per cent of the portfolio is now impaired. The average impairment coverage ratio has increased in the year to 63 per cent (52 per cent 31 December 2010) reflecting the continued deteriorating Irish economic conditions and Irish commercial property market.

The Group has successfully started to reduce its exposure to Ireland with disposals in excess of €1 billion in the period broadly in line with current provisioning levels.

Australasia

Total impaired loans decreased by £1,407 million, or 34 per cent to £2,780 million compared with £4,187 million at 31 December 2010. The decrease in impaired loans in the period is as a result of impaired asset disposals and write offs partially offset by further migration of cases to impaired status. Total impaired loans as a percentage of closing loans and advances decreased to 28.5 per cent from 28.7 per cent at 31 December 2010.

Impairment charges decreased by £328 million to £1,034 million compared to 2010. Impairment charges as an annualised percentage of average loans and advances to customers decreased to 8.2 per cent from 9.3 per cent in 2010.

Impairment on the Group’s Commercial Real Estate portfolio in Australasia was the main contributor to the full year charge. This portfolio is exposed to Australian non-metropolitan real estate markets where market conditions and asset valuations in 2011 have remained weak. The Group has significantly reduced its remaining exposure to these markets following the successful disposal of a £1 billion portfolio of loans during the last quarter of 2011 in the Group’s two most challenging markets (Gold Coast and New Zealand). A specific charge of £70 million was also incurred in the period as a result of losses arising from the earthquake in New Zealand.

Wholesale Europe

Total impaired loans decreased by £29 million, or 3 per cent to £978 million compared with £1,007 million at 31 December 2010 and as a percentage of closing loans and advances increased to 15.4 per cent from 13.8 per cent at 31 December 2010. Impairment charges decreased by £5 million to £204 million compared to 2010. Impairment charges as an annualised percentage of average loans and advances to customers increased to 2.9 per cent compared to 2.8 per cent in 2010. Commercial real estate was the primary driver of the impairment charge in Wholesale Europe reflecting provisions on a small number of specific transactions.

Other International

Impairments mainly relate to the corporate business in Dubai and the Dutch mortgage business. Total impaired loans decreased by £91 million, or 26 per cent to £259 million compared with £350 million at 31 December 2010 and as a percentage of closing loans and advances decreased to 3.8 per cent from 4.6 per cent at 31 December 2010. Impaired loans predominantly relate to a limited number of corporate exposures and the reduction in impaired balances primarily reflects write offs in respect of two loans that have been exited in the period. Impairment charges decreased by £21 million to £85 million compared to 2010. Impairment charges as an annualised percentage of average loans and advances to customers decreased to 1.2 per cent from 1.3 per cent in 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXPOSURES TO SELECTED EUROZONE COUNTRIES

The following section summarises the Group’s direct exposure to certain European countries which have been identified on the basis of a Standard & Poor’s rating of A or less, as at 31 December 2011. The exposures are shown at their balance sheet carrying values and are based on the country of domicile of the counterparty, unless otherwise indicated.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors. In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions and corporates. Indirect risk is taken into account, where it is determined that counterparties have material direct exposures to the selected countries.

The Group has established a Eurozone Instability Steering Group in order to monitor developments within the Eurozone on a daily basis, carry out stress testing through detailed scenario analysis and complete appropriate due diligence on the Group’s exposures.

The following tables summarise exposures to the selected Eurozone countries by type of counterparty:

Table 1.32: Eurozone exposure – by counterparty (unaudited)
	Greece £m	Ireland £m	Italy £m	Portugal £m	Spain £m	Total £m
At 31 December 2011
Direct sovereign exposure	—	—	16	—	17	33
Central Bank balances	—	—	—	—	35	35
Banks	—	207	433	142	1,692	2,474
Asset backed securities	55	376	39	341	375	1,186
Other financial institutions	—	272	88	19	27	406
Other corporate	431	8,894	81	298	2,935	12,639
Retail	—	6,027	—	11	1,649	7,687
Insurance assets	—	68	47	—	39	154
	486	15,844	704	811	6,769	24,614
At 31 December 2010
Direct sovereign exposure	—	—	31	—	54	85
Central Bank balances	—	—	—	—	44	44
Banks	—	1,818	596	362	2,437	5,213
Asset backed securities	75	867	594	447	987	2,970
Other financial institutions	—	74	151	65	146	436
Other corporate	473	11,632	228	267	2,769	15,369
Retail	—	7,202	—	10	1,769	8,981
Insurance assets	—	107	294	—	110	511
	548	21,700	1,894	1,151	8,316	33,609

In addition to the above countries, the Group has total exposures with six other European countries which are rated A or below. No balance with one individual country exceeds £350 million. These balances primarily relate to corporate exposures.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Direct sovereign exposures – The Group’s sovereign exposures are primarily to the UK and the Group continues to have minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of the selected countries. Total exposures to the selected countries are £33 million (December 2010: £85 million) and are primarily in respect of loans and advances held at amortised cost, with no impairments recognised. Direct sovereign exposures include those to the Export Credit Agencies for Italy and Spain. Since 2009, the Group has proactively managed and reduced limits and exposures to these countries. Derivatives with sovereigns and sovereign referenced credit default swaps are insignificant.

In addition to direct sovereign exposures, the Group maintains deposit balances with a number of European Central banks for regulatory and liquidity management purposes. For the selected countries, the Group has a central bank balance with Spain of £35 million (2010: £44 million).

Table 1.33: Exposures to Banks (unaudited)
	Greece £m	Ireland £m	Italy £m	Portugal £m	Spain £m	Total £m
At 31 December 2011
Amortised cost	—	46	41	17	33	137
Available for sale:
Cost	—	193	194	198	1,848	2,433
AFS reserve	—	(57)	(14)	(74)	(300)	(445)
	—	136	180	124	1,548	1,988
Net trading assets	—	—	188	—	59	247
Derivatives – net CDS assets
and liabilities	—	—	—	—	—	—
Derivatives – other	—	25	24	1	52	102
Total exposure	—	207	433	142	1,692	2,474
At 31 December 2010
Amortised cost	—	42	59	62	52	215
Available for sale:
Cost	—	923	512	362	2,586	4,383
AFS reserve	—	(82)	(9)	(62)	(265)	(418)
	—	841	503	300	2,321	3,965
Net trading assets	—	919	25	—	38	982
Derivatives – net CDS assets
and liabilities	—	—	9	—	—	9
Derivatives – other	—	16	—	—	26	42
Total exposure	—	1,818	596	362	2,437	5,213

Included within exposures to banks and other financial institutions, and treated as available for sale assets, are Covered Bonds of £1.7 billion (2010: £2.0 billion). The covered bonds are ultimately secured on a pool of mortgage assets in the countries concerned and benefit from over-collaterisation, with an overall weighted maturity of approximately five years.

Remaining exposures to banks held at amortised cost are predominantly short-term and relate to general banking facilities, money market and repo facilities and fixed and floating rate notes. No impairments are held against these exposures. In addition there are unitilised and uncommitted money market lines and repo facilities of approximately £1.7 billion predominantly in respect of Spanish and Italian banks. Bank limits have been closely monitored with amounts and tenors reduced where appropriate.

Net trading assets relate to exposures within the credit trading market-making business. There has been a large reduction in trading assets in the year in line with the overall Group balance sheet.

Derivative balances are shown at fair value adjusted where master netting agreements exist and net of cash collateral of £155 million. There are credit default swap positions referenced to banking groups domiciled in Italy (net long of £1 million and net short of £4 million) and Spain (net short of £10 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.34: Asset Backed Securities (unaudited)
	Greece £m	Ireland £m	Italy £m	Portugal £m	Spain £m	Total £m
At 31 December 2011
Amortised cost	32	221	26	208	211	698
Available for sale:
Cost	44	268	14	219	213	758
AFS reserve	(21)	(113)	(1)	(86)	(49)	(270)
	23	155	13	133	164	488
Total exposure	55	376	39	341	375	1,186
At 31 December 2010
Amortised cost	37	558	467	241	600	1,903
Available for sale:
Cost	51	417	149	261	471	1,349
AFS reserve	(13)	(108)	(22)	(55)	(84)	(282)
	38	309	127	206	387	1,067
Total exposure	75	867	594	447	987	2,970

Country of exposure for asset backed securities are based on the location of the underlying assets.

Within the asset backed securities exposures, the underlying assets are primarily residential mortgages. No impairments are held against these exposures. Significant exposure reductions were achieved during 2011, primarily through asset sales.

Table 1.35: Other financial institutions (unaudited)
	Greece £m	Ireland £m	Italy £m	Portugal £m	Spain £m	Total £m
At 31 December 2011
Amortised cost	—	255	18	—	—	273
Available for sale:
Cost	—	—	—	—	—	—
AFS reserve	—	—	—	—	—	—
	—	—	—	—	—	—
Net trading assets	—	5	34	8	27	74
Derivatives – other	—	12	36	11	—	59
Total exposure	—	272	88	19	27	406
At 31 December 2010
Amortised cost	—	33	43	58	77	211
Available for sale:
Cost	—	23	4	—	—	27
AFS reserve	—	—	—	—	—	—
	—	23	4	—	—	27
Net trading assets	—	17	99	5	68	189
Derivatives – other	—	1	5	2	1	9
Total exposure	—	74	151	65	146	436

Exposures to other financial institutions primarily relate to balances held within insurance companies and funds. No impairments are held against these exposures.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.36: Other Corporate Exposures (unaudited)
	Greece £m	Ireland £m	Italy £m	Portugal £m	Spain £m	Total £m
At 31 December 2011
Amortised cost:
Gross exposure	407	15,910	69	125	2,192	18,703
Impairment allowances	(43)	(7,961)	(1)	(25)	(149)	(8,179)
	364	7,949	68	100	2,043	10,524
Net trading assets	—	—	—	—	—	—
Derivatives – other	19	31	—	2	167	219
On balance sheet exposures	383	7,980	68	102	2,210	10,743
Off balance sheet exposures	48	914	13	196	725	1,896
Total exposure	431	8,894	81	298	2,935	12,639
At 31 December 2010
Amortised cost:
Gross exposure	384	17,512	135	130	1,849	20,010
Impairment allowances	(19)	(6,561)	(7)	(2)	(111)	(6,700)
	365	10,951	128	128	1,738	13,310
Net trading assets	—	47	—	—	—	47
Derivatives – other	6	36	2	—	38	82
On balance sheet exposures	371	11,034	130	128	1,776	13,439
Off balance sheet exposures	102	598	98	139	993	1,930
Total exposure	473	11,632	228	267	2,769	15,369

Other Corporate balances within individual countries comprise:

Greece – The exposures in Greece principally relate to shipping loans to Greek shipping companies where the assets are generally secured and the vessels operate in international waters; repayment is mainly dependent on international trade and the industry is less sensitive to the Greek economy.

Ireland – see page 104 for further details on Irish exposures.

Italy and Portugal – exposures comprise lending to corporates, including a small amount of commercial real estate exposure.

Spain – The corporate exposure in Spain is mainly local lending (90 per cent of the total Spanish exposures) comprising corporate loans and project finance facilities (81 per cent) and commercial real estate portfolio (19 per cent).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.37: Retail Exposures (unaudited)
	Greece £m	Ireland £m	Italy £m	Portugal £m	Spain £m	Total £m

At 31 December 2011
Amortised cost:
Gross exposure	—	7,061	—	11	1,685	8,757
Impairment allowances	—	(1,034)	—	—	(70)	(1,104)
On balance sheet exposures	—	6,027	—	11	1,615	7,653
Off balance sheet exposures	—	—	—	—	34	34

Total exposure	—	6,027	—	11	1,649	7,687

At 31 December 2010
Amortised cost:
Gross exposure	—	7,818	—	10	1,712	9,540
Impairment allowances	—	(616)	—	—	(35)	(651)

On balance sheet exposures	—	7,202	—	10	1,677	8,889
Off balance sheet exposures	—	—	—	—	92	92

Total exposure	—	7,202	—	10	1,769	8,981

Retail exposures within Spain are predominantly secured residential mortgages, where about half of the borrowers are expatriates. Impaired lending represents 6 per cent (December 2010: 6 per cent) of the portfolio, with a coverage ratio of 49 per cent (December 2010: 31 per cent). See page 104 for further details on Irish exposures.

Table 1.38: Insurance Assets (unaudited)
	Greece £m	Ireland £m	Italy £m	Portugal £m	Spain £m	Total £m

At 31 December 2011	—	68	47	—	39	154

At 31 December 2010	—	107	294	—	110	511

Assets held by the Insurance Business are held outside the with profits and unit linked funds. Approximately £127 million of these exposures relate to direct investments where the issuer is resident in Spain, Italy or Ireland and the credit rating is consistent with the tight credit criteria defined under the appropriate investment mandate. The remaining exposures relate to interests in two funds administered by SWIP (the Global Liquidity Fund and the Short Term Fund) where in line with the investment mandates, cash is invested in the money markets. For these funds, which are domiciled in Ireland, the exposure is analysed on a look through basis to the underlying assets held and the Insurance business’s pro rata share of these assets rather than treating all the holding in the fund as exposure to Ireland. Within the above exposures there are no sovereign exposures.

Table 1.39: Other European Exposures (unaudited)

The Group has the following exposures to sovereigns, banks, asset backed securities and other financial institutions in the following European countries:

	Austria £m	Belgium £m	France £m	Germany £m	Luxembourg £m	Netherlands £m	Switzerland £m

At 31 December 2011
Direct sovereign exposure	2	74	217	656	2	—	—
Central Bank balances	—	4	—	203	3	9,594	125
Banks	202	404	1,517	1,291	4	712	937
Asset backed securities	—	—	525	703	—	176	—
Other financial institutions	5	11	143	100	14	173	77

At 31 December 2010
Direct sovereign exposure	—	78	842	1,837	153	2	—
Central Bank balances	—	3	4	70	4	10,846	297
Banks	762	1,009	1,675	3,007	35	1,342	1,072
Asset backed securities	–-	75	806	1,678	7	1,319	—
Other financial institutions	289	21	308	313	34	788	74

Banks and Financial Institutions in the above countries may have exposures to other European countries that have Standard and Poor’s rating of A or lower.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LOAN PORTFOLIO

In the following tables, where lending and the related impairment allowances are analysed between domestic and international, the classification as domestic or international is based on the location of the office recording the transaction, except for certain lending of the international business booked in London including the Group’s lending in Ireland which, following the merger of Bank of Scotland (Ireland) Limited into Bank of Scotland plc, is now held on the balance sheet of Bank of Scotland plc in the UK but is reported as international.

ANALYSIS OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS

The following table analyses loans and advances to banks and customers by category of loan at 31 December for each of the five years listed.

(unaudited)	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m

Loans and advances to banks	32,620	30,292	35,510	38,868	34,845
Loans and advances to customers:
– Mortgages	348,210	356,261	362,667	114,643	102,739
– Other personal lending	30,014	36,967	42,958	25,318	22,988
– Agriculture, forestry and fishing	5,198	5,558	5,130	3,969	3,226
– Energy and water supply	4,013	3,576	3,031	2,598	2,102
– Manufacturing	10,061	11,495	14,912	12,057	8,385
– Construction	9,722	7,904	10,830	3,016	2,871
– Transport, distribution and hotels	32,882	34,176	31,820	14,664	11,573
– Postal and telecommunications	1,896	1,908	1,662	1,060	946
– Financial, business and other services	64,046	59,363	66,923	33,319	29,707
– Property companies	64,752	78,263	83,820	23,318	17,576
– Lease financing	7,800	8,291	9,307	4,546	4,686
– Hire purchase	5,776	7,208	8,710	5,295	5,423

Total loans	616,990	641,262	677,280	282,671	247,067
Allowance for impairment losses	(18,746)	(18,393)	(14,950)	(3,594)	(2,408)

Total loans and advances net of allowance for impairment losses	598,244	622,869	662,330	279,077	244,659

The analysis of loans and advances as at 31 December 2011, 2010 and 2009 between domestic and international offices is as follows:

(unaudited)	2011 £m	2010 £m	2009 £m

Domestic
Loans and advances to banks	31,852	28,544	29,475
Loans and advances to customers:
– Mortgages	331,715	334,531	344,151
– Other personal lending	28,244	34,610	40,790
– Agriculture, forestry and fishing	5,010	5,429	4,829
– Energy and water supply	1,689	1,583	1,141
– Manufacturing	8,055	9,599	11,480
– Construction	7,885	6,814	6,554
– Transport, distribution and hotels	27,232	26,156	22,713
– Postal and telecommunications	1,491	1,391	973
– Financial, business and other services	56,721	49,931	58,132
– Property companies	49,561	59,163	64,069
– Lease financing	6,792	7,351	8,426
– Hire purchase	5,237	6,319	7,671

Total loans	561,484	571,421	600,404
Allowance for impairment losses	(8,025)	(9,786)	(9,995)

Total loans and advances net of allowance for impairment losses	553,459	561,635	590,409

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(unaudited)	2011 £m	2010 £m	2009 £m

International
Loans and advances to banks	768	1,748	6,035
Loans and advances to customers:
– Mortgages	16,495	21,730	18,516
– Other personal lending	1,770	2,357	2,168
– Agriculture, forestry and fishing	188	129	301
– Energy and water supply	2,324	1,993	1,890
– Manufacturing	2,006	1,896	3,432
– Construction	1,837	1,090	4,276
– Transport, distribution and hotels	5,650	8,020	9,107
– Postal and telecommunications	405	517	689
– Financial, business and other services	7,325	9,432	8,791
– Property companies	15,191	19,100	19,751
– Lease financing	1,008	940	881
– Hire purchase	539	889	1,039

Total loans	55,506	69,841	76,876
Allowance for impairment losses	(10,721)	(8,607)	(4,955)

Total loans and advances net of allowance for impairment losses	44,785	61,234	71,921

	2011	2010	2009
(unaudited)	£m	£m	£m

Total
Loans and advances to banks	32,620	30,292	35,510
Loans and advances to customers:
– Mortgages	348,210	356,261	362,667
– Other personal lending	30,014	36,967	42,958
– Agriculture, forestry and fishing	5,198	5,558	5,130
– Energy and water supply	4,013	3,576	3,031
– Manufacturing	10,061	11,495	14,912
– Construction	9,722	7,904	10,830
– Transport, distribution and hotels	32,882	34,176	31,820
– Postal and telecommunications	1,896	1,908	1,662
– Financial, business and other services	64,046	59,363	66,923
– Property companies	64,752	78,263	83,820
– Lease financing	7,800	8,291	9,307
– Hire purchase	5,776	7,208	8,710

Total loans	616,990	641,262	677,280
Allowance for impairment losses	(18,746)	(18,393)	(14,950)

Total loans and advances net of allowance for impairment losses	598,244	622,869	662,330

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table analyses the movements in the allowance for impairment losses on loans and advances to banks and customers for each of the five years listed.

(unaudited)	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m

Balance at beginning of year	18,393	14,950	3,594	2,408	2,194
Exchange and other adjustments	(369)	(7)	112	43	2
Advances written off:
Loans and advances to customers:
– Mortgages	(86)	(145)	(77)	(23)	(25)
– Other personal lending	(2,617)	(3,344)	(3,063)	(1,206)	(1,256)
– Agriculture, forestry and fishing	(11)	(47)	(5)	(2)	(1)
– Energy and water supply	(48)	(36)	(28)	(24)	(11)
– Manufacturing	(137)	(385)	(148)	(34)	(13)
– Construction	(92)	(365)	(336)	(11)	(4)
– Transport, distribution and hotels	(329)	(742)	(80)	(50)	(24)
– Postal and telecommunications	(1)	—	(9)	—	—
– Financial, business and other services	(1,120)	(881)	(308)	(169)	(95)
– Property companies	(2,630)	(846)	(51)	(6)	—
– Lease financing	(224)	(15)	(26)	(2)	(26)
– Hire purchase	(192)	(160)	(69)	(59)	(87)
Loans and advances to banks	(6)	(111)	—	—	—

Total advances written off	(7,493)	(7,077)	(4,200)	(1,586)	(1,542)

Recoveries of advances written off:
Loans and advances to customers:
– Mortgages	26	12	1	1	2
– Other personal lending	326	176	107	102	121
– Energy and water supply	—	4	—	—	—
– Manufacturing	—	2	—	—	1
– Construction	—	1	—	—	—
– Transport, distribution and hotels	1	4	—	1	1
– Financial, business and other services	—	1	2	3	3
– Property companies	—	16	—	—	—
– Hire purchase	68	—	—	5	9

Total recoveries of advances written off	421	216	110	112	137

Total net advances written off	(7,072)	(6,861)	(4,090)	(1,474)	(1,405)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(unaudited)	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m

Effect of unwinding of discount recognised through interest income	(226)	(403)	(446)	(102)	(104)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
– Mortgages	444	196	343	171	18
– Other personal lending	1,669	3,431	4,314	1,455	1,313
– Agriculture, forestry and fishing	27	20	29	2	4
– Energy and water supply	105	17	105	35	18
– Manufacturing	206	203	747	122	19
– Construction	350	463	842	61	8
– Transport, distribution and hotels	884	800	1,553	66	39
– Postal and telecommunications	15	32	24	—	—
– Financial, business and other services	1,464	1,293	1,913	491	151
– Property companies	2,776	4,114	5,418	73	1
– Lease financing	60	57	261	1	35
– Hire purchase	20	101	234	107	116
Loans and advances to banks	—	(13)	(3)	135	(1)

Total allowances for impairment losses charged against income for the year	8,020	10,714	15,780	2,719	1,721

Total balance at end of year	18,746	18,393	14,950	3,594	2,408

Ratio of net write-offs during the year to average loans outstanding during the year	1.2%	1.1%	0.6%	0.6%	0.7%

The Group’s impairment allowances in respect of loans and advances to banks and customers increased by £353 million, or 2 per cent, from £18,393 million at 31 December 2010 to £18,746 million at 31 December 2011. This increase resulted from a charge to the income statement of £8,020 million partly offset by net advances written off of £7,072 million (advances written off of £7,493 million less recoveries of £421 million). Of the total charge to the income statement of £8,020 million, £3,935 million arose in the UK and £4,085 million related to the Group’s international businesses, dominated by continuing credit losses suffered in Ireland and Australia following the particular deterioration in economic conditions in those countries in recent years; although in both cases there was some reduction in the level of charges compared to 2010. By category of lending, the most significant elements of the charge to the income statement were £2,776 million in respect of property companies and £1,669 million in respect of other personal lending. The largest element of the domestic charge was £1,670 million in respect of other personal lending which arose mainly in the Retail division and was lower than in 2010 following improved arrears experience as a result of the Group’s approach to credit risk, its focus on lending to existing customers, lower interest rates and lower overall balances. The charge in respect of property lending arose mainly overseas and again reflects losses in Ireland and Australia where much of the Group’s credit exposure is in the commercial property sectors. Of the net advances written off of £7,072 million, £5,358 million arose in the UK and £1,714 million overseas; by category of lending £2,291 million related to other personal lending, £1,120 million related to financial, business and other services and £2,630 million to property companies. The continuing high level of write-offs reflects the progress of the impaired lending against which the Group has made significant allowances in recent years.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The analysis of movements in the allowance for impairment losses on loans and advances to banks and customers for the years ended 31 December 2011, 2010 and 2009 between domestic and international offices is as follows:

	2011			2010			2009

(unaudited)	Domestic £m	Foreign £m	Total £m	Domestic £m	Foreign £m	Total £m	Domestic £m	Foreign £m	Total £m

Balance at beginning of year	9,786	8,607	18,393	10,785	4,165	14,950	3,575	19	3,594
Exchange and other adjustments	68	(437)	(369)	42	(49)	(7)	171	(59)	112
Advances written off:
Loans and advances to customers:
– Mortgages	(56)	(30)	(86)	(130)	(15)	(145)	(77)	—	(77)
– Other personal lending	(2,605)	(12)	(2,617)	(3,322)	(22)	(3,344)	(3,062)	(1)	(3,063)
– Agriculture, forestry and fishing	(8)	(3)	(11)	(8)	(39)	(47)	(5)	—	(5)
– Energy and water supply	(48)	—	(48)	(16)	(20)	(36)	(28)	—	(28)
– Manufacturing	(105)	(32)	(137)	(196)	(189)	(385)	(147)	(1)	(148)
– Construction	(38)	(54)	(92)	(192)	(173)	(365)	(336)	—	(336)
– Transport, distribution and hotels	(247)	(82)	(329)	(234)	(508)	(742)	(80)	—	(80)
– Postal and telecommunications	(1)	—	(1)	—	—	—	(9)	—	(9)
– Financial, business and other services	(894)	(226)	(1,120)	(827)	(54)	(881)	(308)	—	(308)
– Property companies	(1,594)	(1,036)	(2,630)	(740)	(106)	(846)	(51)	—	(51)
– Lease financing	(120)	(104)	(224)	(15)	—	(15)	(25)	(1)	(26)
– Hire purchase	(57)	(135)	(192)	(160)	—	(160)	(69)	—	(69)
Loans and advances to banks	(6)	—	(6)	(111)	—	(111)	—	—	—

Total advances written off	(5,779)	(1,714)	(7,493)	(5,951)	(1,126)	(7,077)	(4,197)	(3)	(4,200)

Recoveries of advances written off:
Loans and advances to customers:
– Mortgages	26	—	26	12	—	12	1	—	1
– Other personal lending	326	—	326	176	—	176	107	—	107
– Agriculture, forestry and fishing	—	—	—	—	—	—	—	—	—
– Energy and water supply	—	—	—	—	4	4	—	—	—
– Manufacturing	—	—	—	—	2	2	—	—	—
– Construction	—	—	—	—	1	1	—	—	—
– Transport, distribution and hotels	1	—	1	—	4	4	—	—	—
– Postal and telecommunications	—	—	—	—	—	—	—	—	—
– Financial, business and other services	—	—	—	—	1	1	1	1	2
– Property companies	—	—	—	12	4	16	—	—	—
– Hire purchase	68	—	68	—	—	—	—	—	—

Total recoveries of advances written off	421	—	421	200	16	216	109	1	110

Total net advances written off	(5,358)	(1,714)	(7,072)	(5,751)	(1,110)	(6,861)	(4,088)	(2)	(4,090)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2011			2010			2009

(unaudited)	Domestic £m	Foreign £m	Total £m	Domestic £m	Foreign £m	Total £m	Domestic £m	Foreign £m	Total £m

Effect of unwinding of discount recognised through interest income	(406)	180	(226)	(474)	71	(403)	(446)	—	(446)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
– Mortgages	24	420	444	(27)	223	196	275	68	343
– Other personal lending	1,670	(1)	1,669	2,690	741	3,431	3,714	600	4,314
– Agriculture, forestry and fishing	19	8	27	5	15	20	2	27	29
– Energy and water supply	130	(25)	105	30	(13)	17	24	81	105
– Manufacturing	110	96	206	78	125	203	544	203	747
– Construction	168	182	350	318	145	463	593	249	842
– Transport, distribution and hotels	298	586	884	217	583	800	717	836	1,553
– Postal and telecommunications	(8)	23	15	31	1	32	19	5	24
– Financial, business and other services	1,188	276	1,464	696	597	1,293	1,670	243	1,913
– Property companies	287	2,489	2,776	1,059	3,055	4,114	3,685	1,733	5,418
– Lease financing	48	12	60	26	31	57	198	63	261
– Hire purchase	1	19	20	74	27	101	135	99	234
Loans and advances to banks	—	—	—	(13)	—	(13)	(3)	—	(3)

Total allowances for impairment losses charged against income for the year	3,935	4,085	8,020	5,184	5,530	10,714	11,573	4,207	15,780

Total balance at end of year	8,025	10,721	18,746	9,786	8,607	18,393	10,785	4,165	14,950

The following table analyses the coverage of the allowance for loan losses by category of loans.

(unaudited)	2011 Allowance £m	2011 Percentage of loans in each category to total loans %	2010 Allowance £m	2010 Percentage of loans in each category to total loans %	2009 Allowance £m	2009 Percentage of loans in each category to total loans %	2008 Allowance £m	2008 Percentage of loans in each category to total loans %	2007 Allowance £m	2007 Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	14	5.3	20	4.7	149	5.2	135	13.8	—	14.1
Loans and advances to customers:
– Mortgages	948	56.4	526	55.5	464	53.6	186	40.5	37	41.5
– Other personal lending	1,895	4.9	3,541	5.8	3,419	6.3	2,047	9.0	1,795	9.3
– Agriculture, forestry and fishing	51	0.8	16	0.9	33	0.8	5	1.4	5	1.3
– Energy and water supply	165	0.7	108	0.6	120	0.4	33	0.9	22	0.9
– Manufacturing	475	1.6	540	1.8	709	2.2	119	4.3	29	3.4
– Construction	898	1.6	588	1.2	527	1.6	60	1.1	10	1.2
– Transport, distribution and hotels	2,117	5.3	1,400	5.3	1,391	4.7	75	5.2	58	4.7
– Postal and telecommunications	62	0.3	50	0.3	15	0.2	—	0.4	—	0.4
– Financial, business and other services	3,075	10.4	2,451	9.3	2,108	9.9	596	11.7	232	12.0
– Property companies	8,710	10.5	8,546	12.2	5,394	12.4	70	8.2	4	7.1
– Lease financing	92	1.3	287	1.3	244	1.4	15	1.6	16	1.9
– Hire purchase	244	0.9	320	1.1	377	1.3	253	1.9	200	2.2

Total balance at year end	18,746	100.0	18,393	100.0	14,950	100.0	3,594	100.0	2,408	100.0

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The analysis of the coverage of the allowance for loan losses at 31 December 2011, 2010 and 2009 between domestic and international offices is as follows:

	Domestic		Foreign		Total

(unaudited) 2011	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	14	5.7	—	1.4	14	5.3
Loans and advances to customers:
– Mortgages	123	59.1	825	29.7	948	56.4
– Other personal lending	1,555	5.0	340	3.2	1,895	4.9
– Agriculture, forestry and fishing	39	0.9	12	0.3	51	0.8
– Energy and water supply	137	0.3	28	4.2	165	0.7
– Manufacturing	318	1.4	157	3.6	475	1.6
– Construction	531	1.4	367	3.3	898	1.6
– Transport, distribution and hotels	668	4.9	1,449	10.2	2,117	5.3
– Postal and telecommunications	35	0.3	27	0.7	62	0.3
– Financial, business and other services	2,172	10.1	903	13.2	3,075	10.4
– Property companies	2,153	8.8	6,557	27.4	8,710	10.5
– Lease financing	63	1.2	29	1.8	92	1.3
– Hire purchase	217	0.9	27	1.0	244	0.9

Total	8,025	100.0	10,721	100.0	18,746	100.0

	Domestic		Foreign		Total

(unaudited) 2010	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	20	5.0	—	2.5	20	4.7
Loans and advances to customers:
– Mortgages	269	58.4	257	31.1	526	55.5
– Other personal lending	2,212	6.1	1,329	3.4	3,541	5.8
– Agriculture, forestry and fishing	16	1.0	—	0.2	16	0.9
– Energy and water supply	55	0.3	53	2.9	108	0.6
– Manufacturing	385	1.7	155	2.7	540	1.8
– Construction	364	1.2	224	1.6	588	1.2
– Transport, distribution and hotels	546	4.6	854	11.5	1,400	5.3
– Postal and telecommunications	50	0.2	—	0.7	50	0.3
– Financial, business and other services	1,630	8.7	821	13.5	2,451	9.3
– Property companies	3,844	10.4	4,702	27.3	8,546	12.2
– Lease financing	189	1.3	98	1.3	287	1.3
– Hire purchase	206	1.1	114	1.3	320	1.1

Total	9,786	100.0	8,607	100.0	18,393	100.0

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Domestic		Foreign		Total

(unaudited) 2009	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	149	4.9	—	7.9	149	5.2
Loans and advances to customers:
– Mortgages	398	57.2	66	24.0	464	53.6
– Other personal lending	2,822	6.8	597	2.8	3,419	6.3
– Agriculture, forestry and fishing	6	0.8	27	0.4	33	0.8
– Energy and water supply	42	0.2	78	2.5	120	0.4
– Manufacturing	504	1.9	205	4.5	709	2.2
– Construction	277	1.1	250	5.6	527	1.6
– Transport, distribution and hotels	606	3.8	785	11.8	1,391	4.7
– Postal and telecommunications	10	0.2	5	0.9	15	0.2
– Financial, business and other services	1,842	9.7	266	11.4	2,108	9.9
– Property companies	3,666	10.7	1,728	25.7	5,394	12.4
– Lease financing	182	1.4	62	1.1	244	1.4
– Hire purchase	281	1.3	96	1.4	377	1.3

Total	10,785	100.0	4,165	100.0	14,950	100.0

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

							Loans and advances designated at fair value through profit or loss £m

		Loans and advances to banks £m	Loans and advances to customers

(audited)			Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2011
Neither past due nor impaired		32,494	330,727	41,448	146,655	518,830	11,121
Past due but not impaired		15	12,742	1,093	2,509	16,344	—
Impaired	– no provision required	6	1,364	1,604	3,544	6,512	—
	– provision held	105	6,701	2,940	44,116	53,757	—

Gross		32,620	351,534	47,085	196,824	595,443	11,121

31 December 2010
Neither past due nor impaired		30,259	339,509	45,058	159,274	543,841	12,545
Past due but not impaired		—	13,215	1,289	3,427	17,931	—
Impaired	– no provision required	—	2,189	433	5,313	7,935	—
	– provision held	20	5,591	5,149	45,931	56,671	—

Gross		30,279	360,504	51,929	213,945	626,378	12,545

31 December 2009
Neither past due nor impaired		35,333	347,292	48,429	185,872	581,593	19,082
Past due but not impaired		—	12,587	1,873	5,118	19,578	—
Impaired	– no provision required	—	2,034	449	6,603	9,086	—
	– provision held	153	5,918	5,902	37,927	49,747	—

Gross		35,486	367,831	56,653	235,520	660,004	19,082

31 December 2008
Neither past due nor impaired		38,716	110,148	33,571	86,707	230,426	608
Past due but not impaired		17	3,134	1,146	555	4,835	—
Impaired	– no provision required	—	479	150	1,253	1,882	—
	– provision held	135	882	4,327	1,451	6,660	—

Gross		38,868	114,643	39,194	89,966	243,803	608

31 December 2007
Neither past due nor impaired		34,845	99,828	29,850	73,475	203,153	1,189
Past due but not impaired		—	2,153	966	639	3,758	—
Impaired	– no provision required	—	415	100	293	808	—
	– provision held	—	343	3,600	560	4,503	—

Gross		34,845	102,739	34,516	74,967	212,222	1,189

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

						Loans and advances designated at fair value through profit or loss £m

	Loans and advances to banks £m	Loans and advances to customers

(audited)		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2011
0-30 days	1	5,989	868	1,163	8,020	—
30-60 days	9	2,618	195	481	3,294	—
60-90 days	4	1,833	25	260	2,118	—
90-180 days	—	2,302	4	159	2,465	—
Over 180 days	1	—	1	446	447	—

Total	15	12,742	1,093	2,509	16,344	—

31 December 2010
0-30 days	—	6,498	1,004	1,331	8,833	—
30-60 days	—	2,674	246	498	3,418	—
60-90 days	—	1,811	29	394	2,234	—
90-180 days	—	2,223	10	337	2,570	—
Over 180 days	—	9	—	867	876	—

Total	—	13,215	1,289	3,427	17,931	—

31 December 2009
0-30 days	—	6,018	1,316	2,347	9,681	—
30-60 days	—	2,649	376	825	3,850	—
60-90 days	—	1,702	74	825	2,601	—
90-180 days	—	2,216	48	560	2,824	—
Over 180 days	—	2	59	561	622	—

Total	—	12,587	1,873	5,118	19,578	—

31 December 2008
0-30 days	—	1,527	853	289	2,669	—
30-60 days	—	633	259	90	982	—
60-90 days	17	424	32	70	526	—
90-180 days	—	549	2	77	628	—
Over 180 days	—	1	—	29	30	—

Total	17	3,134	1,146	555	4,835	—

31 December 2007
0-30 days	—	1,123	781	266	2,170	—
30-60 days	—	445	155	107	707	—
60-90 days	—	260	29	129	418	—
90-180 days	—	325	1	67	393	—
Over 180 days	—	—	—	70	70	—

Total	—	2,153	966	639	3,758	—

A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

POTENTIAL PROBLEM LOANS

Potential problem loans are loans where known information about possible credit problems causes management to have concern as to the borrower’s ability to comply with the present loan repayment terms.

IFRS 7 requires the disclosure of information about the credit quality of loans and advances that are neither past due nor impaired. The Group’s disclosures analyse these loans between those that the Group believes are of good quality, satisfactory quality, and lower quality and those that are below standard but not impaired. The below standard but not impaired balances represent potential problem loans.

						Loans and advances designated at fair value through profit or loss £m

	Loans and advances to banks £m	Loans and advances to customers

(audited)		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2011
Good quality	32,141	323,060	29,123	71,907		11,065
Satisfactory quality	171	5,432	9,747	42,311		45
Lower quality	9	970	1,127	24,676		11
Below standard, but not impaired	173	1,265	1,451	7,761		—

Total	32,494	330,727	41,448	146,655	518,830	11,121

31 December 2010
Good quality	29,835	332,614	30,076	57,552		12,220
Satisfactory quality	265	5,259	11,084	42,906		163
Lower quality	16	834	1,170	45,750		83
Below standard, but not impaired	143	802	2,728	13,066		79

Total	30,259	339,509	45,058	159,274	543,841	12,545

31 December 2009
Good quality	34,434	335,482	30,743	61,810		18,702
Satisfactory quality	135	9,614	12,654	59,752		267
Lower quality	15	746	1,480	45,986		90
Below standard, but not impaired	749	1,450	3,552	18,324		23

Total	35,333	347,292	48,429	185,872	581,593	19,082

31 December 2008
Good quality	38,283	109,815	21,373	49,349		129
Satisfactory quality	215	264	9,192	31,042		411
Lower quality	204	—	900	5,831		56
Below standard, but not impaired	14	69	2,106	485		12

Total	38,716	110,148	33,571	86,707	230,426	608

31 December 2007
Good quality	34,647	99,407	18,157	46,240		191
Satisfactory quality	190	378	8,964	25,013		670
Lower quality	7	1	665	2,034		327
Below standard, but not impaired	1	42	2,064	188		1

Total	34,845	99,828	29,850	73,475	203,153	1,189

For further details see pages F-120 to F-126.

INTEREST FOREGONE ON NON-PERFORMING LENDING

The table below summarises the interest foregone on impaired lending.

(unaudited)	2011 £m

Interest income that would have been recognised under original contract terms	2,819
Interest income included in profit	(1,405)

Interest foregone	1,414

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TROUBLED DEBT RESTRUCTURINGS

In the US, loans whose terms have been modified due to problems with the borrower are required to be separately disclosed. If the new terms were in line with market conditions at the time of the restructuring and the restructured loan remains current as to repayment of principal and interest then the disclosure is discontinued at the end of the first year.

The Group assesses whether a loan benefitting from a UK Government-sponsored programme is impaired or a troubled debt restructuring using the same accounting policies and practices as it does for loans not benefitting from such a programme.

As disclosed in note 56 to the financial statements loans that were renegotiated during the year and that would otherwise have been past due or impaired at the year end (2011: £2,505 million; 2010: £5,475 million; 2009: £3,919 million; 2008: £144 million; 2007: £579 million); see also page F-126.

The lending renegotiated in 2010 and 2011 is analysed as follows:

(audited)	2011 £m	2010 £m

Capitalisation of arrears	1,677	2,804
Interest rate adjustment	28	337
Payment holidays	172	221
Interest capitalisation	269	10
Forbearance of principal	359	2,103

Total	2,505	5,475

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

Customers can have their arrears balance capitalised once they have demonstrated they can pay the original contractual minimum payment, but are unable to clear their arrears. This is usually demonstrated by the customer making six consecutive contractual monthly payments. Customers are not however able to capitalise more than twice in a five year period. Capitalised mortgages will return to the non-impaired book and will be managed in accordance with the recapitalised terms of the mortgage.

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

(unaudited)	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m

As at 31 December 2011:
United States of America	4.3	42,215	7,686	20,509	14,020
Republic of Ireland[1]	1.6	15,966	80	738	15,148
As at 31 December 2010:
United States of America	4.1	40,246	8,304	12,022	19,920
Republic of Ireland[1]	2.5	24,459	10	1,744	22,705
Germany	1.4	14,156	2,488	6,715	4,953
France	1.1	10,708	1,409	4,368	4,931
As at 31 December 2009:
United States of America	1.9	19,033	3,266	2,548	13,219
France	1.4	14,126	768	2,932	10,426

[1]

Following the merger of Bank of Scotland (Ireland) Limited into Bank of Scotland plc, the Group’s lending in Ireland is now held on the balance sheet of Bank of Scotland plc in the UK and constitutes a cross-border outstanding.

As at 31 December 2011, United States of America had commitments of £15,624 million and Republic of Ireland had commitments of £1,216 million.

As at 31 December 2011, the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £17,133 million in total were France and Germany.

As at 31 December 2010 the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £15,714 million in total were Australia and the Netherlands. As at 31 December 2009, there were no countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Environmental risk management

The Group’s businesses work in line with Group policies and procedures to manage the environmental impact of their lending activities. The Group wide Credit Risk Policy requires all business loans to be assessed for material environmental risks as part of the credit sanctioning process.

In 2011, the Group launched an electronic environmental risk screening system, which is the primary mechanism for assessing environmental risk in Wholesale. This provides real time screening of location specific and sector based risks that may be present in a transaction. Where a risk is identified, the transaction is referred to the Group’s expert in-house Environmental Risk team for further review and assessment, as outlined below. Additional support is provided by the Group’s panel of environmental consultants as required.

Table 1.40: Environmental risk management approach

Colleagues are trained in environmental risk management as part of the standard credit risk training course, and the team provides bespoke training to teams upon request. Supporting this training, a range of documents are provided to all colleagues online including environmental risk theory, procedural guidance, and information on environmental legislation and sector-specific environmental impacts.

Project Finance: Equator Principles

Lloyds Banking Group is a signatory to the Equator Principles. These support the approach to assessing and managing environmental and social issues in project finance. Project finance is often used to fund the development and construction of major infrastructure and industrial projects. The Equator Principles are applicable to project finance transactions above USD 10 million and provide a framework to support responsible decision-making.

The Group has a robust, groupwide approach to assess, monitor and report Equator Principle transactions. The Group also provides ongoing training for lending officers; information on the Equator Principles is included in all training and the Group offers more in-depth training for staff working in project finance.

Projects are categorised depending on the level of perceived risk and magnitude of impact they pose, in relation to a set of criteria issued by the International Finance Corporation (IFC).

The categories are as follows:

Category A – Projects with potential significant adverse social or environmental impacts that are diverse, irreversible or unprecedented;

Category B – Projects with potential limited adverse social or environmental impacts that are few in number, generally site-specific, largely reversible and readily addressed through mitigation measures; and

Category C – Projects with minimal or no social or environmental impacts.

Lending officers are responsible for undertaking initial classification of transactions that qualify under the Equator Principles. Their assessments are subject to further review by the Group’s in-house Environmental Risk team, and for higher risk transactions by the Equator Principles Review Group, comprising experts from both the Risk and Project Finance teams. This ensures that each transaction is compliant and is consistent with the environmental risk policy. The Group provides a range of training and support materials to its risk and transactional staff to ensure that they are familiar with the requirements of the Principles.

In 2011, the Group participated in the Equator Principles Strategic Review process which examined the scope of application, transparency, implementation and governance of the Principles. It is the first step of a longer term process to determine the future direction of the Principles and ensure they are fit for purpose. The Group believes that the collective effort of financial institutions will ensure that the Equator Principles continue to play an industry leading role and will continue to engage in the update process.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.41: Status of Categorised Projects (unaudited)

	A	B	C	Total

Completed	—	15	10	25
In Progress	1	4	4	9
Not Completed	—	2	4	6

	1	21	18	40

Table 1.58: Status of Projects by Industry (unaudited)

	Renewables	Infrastructure	Energy and Utilities	Total

Completed	16	4	5	25
In Progress	5	3	1	9
Not Completed	2	4	—	6

	23	11	6	40

Throughout 2011, the Group continued to provide finance for a wide range of projects within the renewables, energy & utilities and infrastructure sectors that have the capability to deliver positive social and environmental outcomes. This year saw a 56 per cent increase in the value of renewables projects that the Group provided finance for compared to 2010. When completed, renewable projects within the UK funded during 2011 will provide over 540,000 homes with renewable energy, avoiding tens of thousands of tonnes of CO2 emissions each year.

Table 1.42: Industry of Completed Transactions (unaudited)
	No.	£m

Renewables	16	611
Infrastructure	5	316
Energy & Utilities	4	123

	25	1,050

Table 1.43: Geography of Completed Transactions (unaudited)
	A	B	C	Total

UK	—	5	4	9
Americas	—	7	5	12
Europe	—	1	—	1
Australasia	—	2	1	3

	—	15	10	25

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MARKET RISK

DEFINITION

The risk of reductions in earnings, value, capital and/or reserves, through financial or reputational loss, arising from unexpected changes in financial prices, including interest rates, inflation rates, exchange rates, credit spreads and prices for bonds, commodities, equities, property and other instruments. It arises in all areas of the Group’s activities and is managed by a variety of different techniques.

RISK APPETITE

Market risk appetite is defined with regard to the quantum and composition of market risk that currently exists in the Group and the Group’s risk preferences.

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

–

Unit-linked liabilities are matched with the same assets that are used to define the liability but future fee income is dependent upon the performance of those assets. (This forms part of the Value of in Force, see note 30 to the financial statements.)

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

–

Surplus assets are held primarily in four portfolios: (a) in the long-term funds of Scottish Widows plc and its subsidiaries; (b) in the shareholder funds of life assurance companies; (c) investment portfolios within the general insurance business and (d) within the main fund of Heidelberger Lebensversicherung AG.

The Group’s defined benefit staff pension schemes are exposed to significant risks from the constituent parts of their assets and from the present value of their liabilities, primarily equity and real interest rate risk. For further information on pension scheme assets and liabilities please refer to note 43 to the financial statements.

MEASUREMENT

The following market risk measures are used for risk reporting and setting risk appetite limits and triggers:

–	Value at Risk (VaR): for short term liquid positions a 1-day 95 per cent VaR is used; for structural positions a 1-year 95 per cent VaR is used

–	Standard Stresses: Interest Rates 25bp; Equities 10 per cent; Credit Spreads relative 30 per cent widening

–	Bespoke Extreme Stress Scenarios: e.g. stock market crash

Both VaR and standard stress measures are also used in setting divisional market risk appetite limits and triggers.

Although an important market standard measure of risk, VaR has limitations. These arise from the use of limited historical data, an assumed distribution, defined holding periods, set confidence intervals and frequency of calculation. The exposure level at the confidence interval does not convey any information about potential losses which may arise if this level is exceeded. A 95 per cent confidence interval with a 1 day holding period is equivalent to an expected 1 in 20 day loss. Where VaR models are less well suited to the nature of positions, the Group recognises these limitations and supplements its use with a variety of other techniques. These reflect the nature of the business activity, and include interest rate repricing gaps, open exchange positions and sensitivity analysis. Stress testing and scenario analysis are also used in certain portfolios and at group level, to simulate extreme conditions to supplement these core measures. Trading book VaR (1-day 99 per cent) is compared daily against both forecast and actual profit and loss.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TRADING ASSETS AND OTHER TREASURY POSITIONS

Based on the 95 per cent confidence level, assuming positions are held overnight and using observation periods of the preceding 300 business days, the VaR for the years ended 31 December 2011 and 2010 based on the Group’s global trading positions as detailed in table 1.44.

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

Table 1.44: VaR trading assets and other treasury positions (see ‘Measurement’ page 125) (audited)

	2011				2010

	Close £m	Average £m	Maximum £m	Minimum £m	Close £m

Interest rate risk	2.6	3.0	5.9	1.8	3.9
Foreign exchange risk	0.4	0.5	1.6	0.2	0.4
Equity risk	—	—	—	—	—
Credit spread risk	3.1	2.3	4.5	1.0	1.6
Inflation risk	0.2	0.2	0.5	0.1	0.3

Total VaR	6.3	6.0	9.7	4.1	6.2

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

The following table shows, split by material currency, Lloyds Banking Group sensitivities as at 31 December 2011 to an immediate up and down 25 basis points change to all interest rates.

Table 1.45: Non-trading (audited)

	2011		2010

	Up 25bps £m	Down 25bps £m	Up 25bps £m	Down 25bps £m

Sterling	(53.1)	54.7	(86.9)	88.4
US Dollar	(0.4)	0.3	11.1	(11.4)
Euro	(15.7)	15.9	8.9	(9.0)
Australian Dollar	(1.8)	1.8	(1.2)	1.2
Other	(1.4)	1.3	(3.0)	3.1

	(72.4)	74.0	(71.1)	72.3

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

PENSION SCHEMES

Management of the assets of the Group’s defined benefit pension schemes is the responsibility of the Scheme Trustees, who also appoint the Scheme Actuaries to perform the triennial valuations. The Group monitors its pensions exposure holistically using a variety of metrics including accounting and economic deficits and contribution rates. These and other measures are regularly reviewed by the Group Asset and Liability Committee and the Group Market Risk Committee and used in discussions with the Trustees, through whom any risk management and mitigation activity must be conducted.

The schemes’ main exposures are to equity risk, real rate risk and credit spread risk. Accounting for the pension schemes under International Accounting Standard (IAS) 19 spreads any adverse impacts of these risks over time.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE PORTFOLIOS

The Group’s market risk exposure in respect of insurance activities described above is measured using EEV as a proxy for economic value. The pre-tax sensitivity of EEV to standardised stresses is shown below for the years ended 31 December 2011 and 2010. Impacts have only been shown in one direction but can be assumed to be reasonably symmetrical. Opening and closing numbers only have been provided as this data is not volatile and consequently is not tracked on a daily basis.

Table 1.46: Insurance portfolios (audited)

	2011 £m	2010 £m

Equity risk (impact of 10% fall pre-tax)	(339.4)	(367.4)
Interest rate risk (impact of 25 basis point reduction pre-tax)	59.2	82.1
Credit spread risk (impact of relative 30% widening)	(237.3)	(163.0)

MITIGATION

Various mitigation activities are undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits.

BANKING – NON-TRADING ACTIVITIES

Interest rate risk arising from the different repricing characteristics of the Group’s non-trading assets and liabilities, and from the mismatch between interest rate insensitive assets and interest rate sensitive liabilities, is managed centrally. Matching assets and liabilities are offset against each other and interest rate swaps are also used to manage the residual exposure to within the Non-Traded Market Risk Appetite.

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled within the Trading Risk Appetite and any residual risk is hedged in the market.

INSURANCE ACTIVITIES

Investment holdings are diversified across markets and, within markets, across sectors. Holdings are diversified to minimise specific risk and the relative size of large individual exposures is monitored closely. For assets held outside unit-linked funds, investments are only permitted in countries and markets which are sufficiently regulated and liquid.

MONITORING

The Group Asset and Liability Committee and the Group Market Risk Committee regularly review high level market risk exposure including, but not limited to, the data described above. They also make recommendations to the Group Chief Executive concerning overall market risk appetite and market risk policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits are monitored by Risk Division and where appropriate, escalation procedures are in place.

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

INSURANCE ACTIVITIES

Market risk exposures from the insurance businesses are controlled via approved investment policies and triggers set with reference to the Group’s overall risk appetite and regularly reviewed by the Group Market Risk Committee:

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

There are a number of categories of operational risk:

REGULATORY

Regulatory risk is the risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with the applicable laws, regulations or codes.

CUSTOMER TREATMENT

The risk of regulatory censure and/or a reduction in earnings/value through financial or reputational loss, from inappropriate or poor customer treatment.

PEOPLE

The risk of reductions in earnings or value through financial or reputational loss arising from ineffectively leading colleagues responsibly and proficiently, managing people resource, supporting and developing colleague talent, or meeting regulatory obligations related to people.

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

FINANCIAL CRIME

The risk of reductions in earnings and/or value, through financial or reputational loss, associated with financial crime and failure to comply with related regulatory obligations, these losses may include censure, fines or the cost of litigation. This includes risks associated with fraud and bribery.

MONEY LAUNDERING AND SANCTIONS

The risk of reductions in earnings and/or value, through financial or reputational loss, associated with failure to comply with prevailing regulatory obligations on activities related to money laundering, sanctions and counter terrorism, these losses may include censure, fines or the cost of litigation.

SECURITY

The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from theft of or damage to the Group’s assets, the loss, corruption, misuse or theft of the Group’s information assets or threats or actual harm to the Group’s people. This also includes risks relating to terrorist acts, other acts of war, geopolitical, pandemic or other such events.

IT SYSTEMS

The risk of reductions in earnings and/or value through financial or reputational loss resulting from the failure to develop, deliver or maintain effective IT solutions.

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

The Group has zero risk appetite for regulatory breaches or systemic unfair outcomes for customers. To achieve this, the Group encourages and maintains an appropriately balanced regulatory compliance culture and promotes policies and procedures to enable businesses and their staff to operate in accordance with the laws, regulations and voluntary codes which impact on the Group and its activities.

EXPOSURES

By its very nature, operational risks can arise from a wide range of the Group’s activities that involve people, processes and systems. The Group’s principal operational risks relate to the Group’s ability to attract, retain and motivate its people, the rate and scale of change arising from the Group’s strategic review programme, the way in which the Group treats its customers and the regulatory environment in which it operates.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Group continues to face risks relating to its ability to attract, retain, and develop high calibre talent, as a result of challenges arising from ongoing regulatory and public interest in remuneration practices. In addition there is uncertainty from EU state aid requirements and Independent Commission on Banking proposals on banking reform.

The breadth of the strategic review programme is such that all parts of the Group are impacted to a degree. The risks associated with the programme, including implementation and delivery, are the subject of rigorous oversight by business areas and Risk Division, with challenges by Internal Audit, commensurate to the scale of the change. Customer treatment and how the Group manages its customer relationships affect all aspects of the Group’s operations and are closely aligned with achievement of the Group’s strategic aim – to be the best bank for customers. There is currently a high level of scrutiny regarding the treatment of customers by financial institutions from the press, politicians and regulatory bodies (see note 54 to the financial statements ‘Contingent Liabilities and Commitments’).

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

MEASUREMENT

Operational risks are measured against a set of risk appetite metrics, with appropriate limits and triggers, which have been approved by the Board.

MITIGATION

The Group’s operational risk management framework consists of the following key components:

–	Identification and categorisation of the key operational risks facing a business area, including defining risk appetite.

–	Risk assessment, including impact assessment of financial and non-financial impacts (e.g. reputational risk) for each of the key risks to which the business area is exposed.

–	Control assessment, evaluating the effectiveness of the control framework covering each of the key risks to which the business area is exposed.

–	Loss and incident management, capturing actions to manage any losses facing a business area.

–	The development of Key Risk Indicators for management reporting, including the monitoring of risk appetite.

–	Oversight and assurance of the risk management framework in businesses.

–	Scenarios for estimation of potential loss exposures for material risks.

–	The Group purchases insurance to mitigate certain operational risk events.

MONITORING

Business unit risk exposure is reported to Risk Division where it is aggregated at Group level and a report prepared. The report is discussed at the monthly Group Operational Risk Committee and Compliance & Conduct Committee. These committees can escalate matters to the Chief Risk Officer, or higher committees, if appropriate.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE RISK

DEFINITION

The risk of reductions in earnings capital and/or value, through financial or reputational loss, due to fluctuations in the timing, frequency and severity of insured/underwritten events and to fluctuations in the timing and amount of claim settlements. This includes fluctuations in profits due to customer behaviour.

RISK APPETITE

Insurance risk appetite is defined with regard to the quantum and composition of insurance risk that exists currently in the Group and the Group’s risk preferences. It takes account of the need for each entity in the Group to maintain solvency in excess of the minimum level required by the entity’s jurisdictional legal or regulatory requirements.

The Group’s appetite for solvency and earnings in insurance entities is reviewed and approved annually by the Board.

EXPOSURES

The major sources of insurance risk within the Group are the insurance businesses and the Group’s defined benefit staff pension schemes. The nature of insurance business involves the accepting of insurance risks which relate primarily to mortality, longevity, morbidity, persistency, expenses, property damage and unemployment. The prime insurance risk of the Group’s staff pension schemes is related to longevity.

MEASUREMENT

Insurance risks are measured using a variety of techniques including stress and scenario testing; and, where appropriate, stochastic modelling. Current and potential future insurance risk exposures are assessed and aggregated using risk measures based on 1-in-2001 year stresses and other supporting measures where appropriate, including those set out in notes 38 and 39 to the financial statements.

MITIGATION

A key element of the control framework is the consideration of insurance risk by a suitable combination of high level Committees/Boards. For the life assurance businesses the key control bodies are the Board of Scottish Widows Group Limited (SWG) with the more significant risks also being subject to review by the Group Executive Committee and/or Board. For the general insurance businesses the key control bodies which are subsidiary entity Boards of SWG are the Boards of the legal entities including Lloyds TSB General Insurance Limited, St. Andrew’s Insurance plc and the Irish subsidiaries. All Group staff pension schemes issues are covered by the Group Asset and Liability Committee and the Group Risk Committee.

The overall insurance risk is mitigated through pooling and through diversification across large numbers of individuals, geographical areas, and different types of risk exposure.

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

In addition, exposure limits by risk type are derived from the business planning process and used as a control mechanism to ensure risks are taken within solvency risk appetite.

At all times, close attention is paid to the adequacy of reserves, solvency management and regulatory requirements.

The most significant insurance risks in the life assurance companies are longevity risk and persistency risk. The merits of longevity risk transfer and hedging solutions are regularly reviewed.

General insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements which are broadly spread over different reinsurers. Detailed modelling, including that of the potential losses under various catastrophe scenarios, supports the choice of reinsurance arrangements. Appropriate reinsurance arrangements also apply within the life and pensions businesses with significant mortality risk and morbidity risk being transferred to chosen reinsurers.

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

[1]	Group pension schemes utilise 1 in 20 year stresses

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

EXPOSURES

The Group’s portfolio of businesses exposes it to a number of internal and external factors:

–	internal factors: resource capability and availability, customer treatment, service level agreements, products and funding and the risk appetite of other risk categories; and

–	external factors: economic, technological, political, social and ethical, environmental, regulatory, market expectations, reputation and competitive behaviour.

MEASUREMENT

An annual business planning process is conducted at roup, divisional and business unit level which includes a quantitative and qualitative assessment of the risks that could impact the Group’s plans. Within the planning round, the Group conducts both scenario analysis and stress tests to assess risks to future earning streams. Stress testing and scenario analysis are fully embedded in the Group’s risk management practice. The Group assesses a wide array of scenarios including economic recessions, regulatory action scenarios, scenarios specific to the operations of each part of the business, as well as reverse stress tests.

MITIGATION

As part of the annual business planning process, the Group develops a set of management actions to prevent or mitigate the impact on earnings in the event that business risks materialise. Additionally, business risk monitoring, through regular reports and oversight, results in corrective actions to plans and reductions in exposures where necessary.

Revenue and capital investment decisions require additional formal assessment and approval. Formal risk assessment is conducted as part of the financial approval process. Significant mergers and acquisitions by business units require specific approval by the Board. In addition to the standard due diligence conducted during a merger or acquisition, Risk Division conducts, where appropriate, an independent risk assessment of the target company.

MONITORING

The Group’s strategy is reviewed and approved by the Board, which includes the Group Executive Committee and the Group Risk Committee. Regular reports are provided to the Group Executive Committee and the Board on the progress of the Group’s key strategies and plans, including assessment of performance against Risk Appetite.

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

(unaudited)	2011 Book value £m	2011 Valuation £m	2010 Book value £m	2010 Valuation £m	2009 Book value £m	2009 Valuation £m

Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	1,506	1,506	977	977	482	482
Other government securities	21,861	21,861	22,863	22,863	19,479	19,479
Other public sector securities	1,183	1,183	919	919	706	706
Bank and building society certificates of deposit	3,248	3,248	4,298	4,298	2,034	2,034
Mortgage-backed securities	711	711	422	422	520	520
Other asset-backed securities	1,986	1,986	2,612	2,612	2,890	2,890
Corporate and other debt securities	21,858	21,858	21,109	21,109	20,668	20,668
Treasury bills and other bills	299	299	227	227	—	—
Equity shares	75,737	75,737	90,219	90,219	84,150	84,150

	128,389	128,389	143,646	143,646	130,929	130,929

Available-for-sale financial assets
US treasury and US government agencies	6,206	6,206	5,518	5,518	2,898	2,898
Other government securities	19,030	19,030	7,034	7,034	5,771	5,771
Other public sector securities	27	27	29	29	31	31
Bank and building society certificates of deposit	366	366	407	407	1,014	1,014
Mortgage-backed securities	1,803	1,803	4,293	4,293	4,781	4,781
Other asset-backed securities	1,064	1,064	5,219	5,219	7,640	7,640
Corporate and other debt securities	5,245	5,245	12,132	12,132	19,904	19,904
Treasury bills and other bills	1,727	1,727	6,068	6,068	2,532	2,532
Equity shares	1,938	1,938	2,255	2,255	2,031	2,031

	37,406	37,406	42,955	42,955	46,602	46,602

Held-to-maturity investments
US treasury and US government agencies	1,562	1,562	1,579	1,489	—	—
Other government securities	6,536	6,582	6,326	6,227	—	—

	8,098	8,144	7,905	7,716	—	—

Debt securities classified as loans and receivables
Mortgage-backed securities	7,179	5,739	11,650	12,293	13,322	12,799
Other asset-backed securities	5,030	4,781	12,827	13,092	17,137	15,998
Corporate and other debt securities	537	433	1,816	1,552	2,623	3,110

	12,746	10,953	26,293	26,937	33,082	31,907
Allowance for impairment losses	(276)	—	(558)	—	(430)	—

	12,470	10,953	25,735	26,937	32,652	31,907

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2011 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years

(unaudited)	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	105	2.4	888	1.3	235	2.6	278	3.1
Other government securities	2,862	3.9	3,462	2.5	3,490	2.9	12,047	3.1
Other public sector securities	133	4.6	276	3.7	225	4.5	549	4.3
Bank and building society certificates of deposit	3,248	2.8	—	—	—	—	—	—
Mortgage-backed securities	1	2.5	4	2.3	39	4.7	667	3.9
Other asset-backed securities	6	5.6	162	5.7	163	6.4	1,655	4.6
Corporate and other debt securities	2,989	1.9	2,857	4.7	4,813	6.0	11,199	4.6
Treasury bills and other bills	299	1.1	—	—	—	—	—	—

	9,643		7,649		8,965		26,395

Available-for-sale financial assets
US treasury and US government agencies	6	2.5	1,210	2.2	3,494	3.0	1,496	4.4
Other government securities	75	5.0	733	3.2	11,033	3.8	7,189	3.5
Other public sector securities	27	8.9	—	—	—	—	—	—
Bank and building society certificates of deposit	366	16.0	—	—	—	—	—	—
Mortgage-backed securities	77	1.1	344	2.3	603	2.5	779	2.2
Other asset-backed securities	99	0.7	836	1.2	74	1.8	55	0.5
Corporate and other debt securities	971	1.6	3,225	3.0	917	4.3	132	2.6
Treasury bills and other bills	1,727	0.4	—	—	—	—	—	—

	3,348		6,348		16,121		9,651

Held-to-maturity investments
US treasury and US government agencies	19	—	340	2.4	527	3.3	676	3.6
Other government securities	77	—	—	—	5,460	6.5	999	3.9

	96	—	340		5,987		1,675

Debt securities classified as loans and receivables
Mortgage-backed securities	1	—	505	2.7	700	2.3	5,973	0.9
Other asset-backed securities	7	—	26	2.7	631	3.3	4,366	1.0
Corporate and other debt securities	98	—	193	1.2	67	6.0	179	3.2

	106		724		1,398		10,518

The Group’s investment holdings at 31 December 2011 include £43,356 million due from the UK government and its agencies and £9,274 million due from the US government and its agencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS AS AT 31 DECEMBER 2011

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis as at 31 December 2011.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

(unaudited)	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five years £m	Total £m

Domestic
Loans and advances to banks	27,755	3,640	457	31,852
Loans and advances to customers:
– Mortgages	5,657	27,097	298,961	331,715
– Other personal lending	18,536	8,586	1,122	28,244
– Property companies	13,222	17,647	18,692	49,561
– Financial, business and other services	32,398	14,700	9,623	56,721
– Transport, distribution and hotels	8,974	11,469	6,789	27,232
– Manufacturing	3,977	3,000	1,078	8,055
– Other	7,632	9,905	10,567	28,104

Total domestic	118,151	96,044	347,289	561,484
Foreign	19,490	17,025	18,991	55,506

Total loans	137,641	113,069	366,280	616,990

Of which:
– Fixed interest rate	42,128	29,984	85,411	157,523
– Variable interest rate	95,513	83,085	280,869	459,467

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

DEPOSITS

The following tables show the details of the Group’s average customer deposits in each of the past three years.

(unaudited)	2011 Average balance £m	2011 Average rate %	2010 Average balance £m	[1]	2010 Average rate %	2009 Average balance £m	[1]	2009 Average rate %

Non-interest bearing demand deposits	31,519	—	19,403		—	6,902		—
Interest-bearing demand deposits	71,527	0.50	67,994		0.58	78,571		0.50
Savings deposits	247,062	2.03	241,145		1.67	234,273		1.19
Time deposits	46,829	1.50	34,999		2.73	28,448		4.30

Total average deposits	396,937	1.53	363,541		1.48	348,194		1.27

1	During 2011 the Group has revised its treatment of offset accounts; average balances for 2010 and 2009 have been restated accordingly.

The analysis of the Group’s average customer deposits between domestic and foreign offices is as follows:

	Domestic		Foreign		Total

(unaudited) 2011	Average balance £m	Average rate %	Average balance £m	Average rate %	Average balance £m	Average rate %

Non-interest bearing demand deposits	30,606	—	913	—	31,519	—
Interest-bearing demand deposits	70,579	0.50	948	0.11	71,527	0.50
Savings deposits	236,518	2.01	10,544	2.54	247,062	2.03
Time deposits	43,665	1.48	3,164	1.80	46,829	1.50

Total deposits	381,368	1.51	15,569	2.09	396,937	1.53

	Domestic		Foreign		Total

2010	Average balance £m	Average rate %	Average balance £m	Average rate %	Average balance £m	Average rate %

Non-interest bearing demand deposits	18,463	—	940	—	19,403	—
Interest-bearing demand deposits	67,004	0.59	990	0.10	67,994	0.58
Savings deposits	237,629	1.67	3,516	1.71	241,145	1.67
Time deposits	29,762	2.50	5,237	4.05	34,999	2.73

Total deposits	352,858	1.45	10,683	2.56	363,541	1.48

	Domestic		Foreign		Total

2009	Average balance £m	Average rate %	Average balance £m	Average rate %	Average balance £m	Average rate %

Non-interest bearing demand deposits	6,253	—	649	—	6,902	—
Interest-bearing demand deposits	77,535	0.50	1,036	0.19	78,571	0.50
Savings deposits	229,234	1.19	5,039	1.33	234,273	1.19
Time deposits	26,909	4.22	1,539	5.59	28,448	4.30

Total deposits	339,931	1.25	8,263	1.88	348,194	1.27

CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS

The following table gives details of the Group’s certificates of deposit issued and other time deposits as at 31 December 2011 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity.

(unaudited)	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m

Domestic
Certificates of deposit	9,318	1,740	1,499	112	12,669
Time deposits	38,174	5,591	5,060	14,203	63,028

	47,492	7,331	6,559	14,315	75,697
Foreign
Certificates of deposit and other time deposits	18,775	1,040	396	819	21,030

Total	66,267	8,371	6,955	15,134	96,727

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

The following tables give details of these significant short-term borrowings of the Group for each of the past three years.

(unaudited)	2011 £m	2010 £m	2009 £m

Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	22,385	35,162	63,112
Average balance for the year	24,108	63,188	84,684
Maximum balance during the year	35,162	71,343	110,505
Average interest rate during the year	1.4%	1.2%	2.0%
Interest rate at the year end	0.9%	0.6%	0.5%

Certificates of deposit issued
Balance at the year end	27,994	42,276	50,858
Average balance for the year	46,203	45,774	68,318
Maximum balance during the year	52,966	77,734	111,761
Average interest rate during the year	1.1%	1.0%	1.9%
Interest rate at the year end	1.2%	0.9%	0.8%

Commercial paper
Balance at the year end	18,091	32,723	34,900
Average balance for the year	29,182	34,769	36,137
Maximum balance during the year	35,209	43,839	49,451
Average interest rate during the year	0.6%	0.6%	0.8%
Interest rate at the year end	0.6%	0.5%	0.8%

Securitisation notes
Balance at the year end	37,412	40,742	37,557
Average balance for the year	35,378	42,387	43,869
Maximum balance during the year	40,742	40,742	49,766
Average interest rate during the year	2.9%	1.1%	1.7%
Interest rate at the year end	2.3%	1.5%	1.4%

Covered bonds
Balance at the year end	38,196	32,150	27,311
Average balance for the year	37,283	27,526	27,601
Maximum balance during the year	40,033	32,150	29,408
Average interest rate during the year	4.7%	5.5%	4.4%
Interest rate at the year end	3.6%	3.8%	4.2%

MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The Group is led by the Board comprising executive and non-executive directors with wide experience. The appointment of directors is considered by the Nomination and Governance Committee and approved by the Board and, following the provisions in the articles of association, they must stand for election by the shareholders at the first annual general meeting following their appointment and must retire, and may stand for re-election by the shareholders, at least every three years. Independent non-executive directors are appointed for three-year renewable terms, which may, in accordance with the articles of association, be terminated without notice or payment of compensation. However, in the interests of good corporate governance and in accordance with the provisions of the UK Corporate Governance Code, effective from 2012, the Board has decided that all of the directors will retire voluntarily and submit themselves for re-election at each annual general meeting, which took effect from 2011 onwards.

The Board meets regularly. In 2011 the Board had sixteen meetings, nine of which were scheduled at the start of the year. The much larger number of meetings than anticipated reflected the challenging environment, and the need to keep the Board informed of developments in a timely manner. It has a programme designed to enable the Directors regularly to review corporate strategy and the operations and results of the businesses and discharge their duties within a framework of prudent and effective controls relating to the assessing and managing of risk.

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

The directors and senior management of Lloyds Banking Group plc are:

NON-EXECUTIVE DIRECTORS

Sir Winfried Bischoff♦♦†+

Chairman

Joined the Board and was appointed Chairman in September 2009. Previously Chairman of Citigroup Inc. from December 2007 to February 2009. He joined J Henry Schroder & Co in January 1966 and became Managing Director of Schroders Asia in 1971. Group Chief Executive of Schroders in 1984 and Chairman in 1995. Following the acquisition of Schroders’ investment banking business by Citigroup in 2000, became Chairman of Citigroup Europe before being appointed acting Chief Executive Officer of Citigroup in 2007 and subsequently as Chairman in the same year. A Non-Executive Director of Eli Lilly and Company, and The McGraw Hill Companies Inc. in the United States. He is a member of Akbank International Advisory Board and Chairman of the Advisory Council of TheCityUK. Aged 70.

Anita M Frew*+

Independent Director

Joined the Board in December 2010. Chairman of Victrex, the FTSE 250 global manufacturer of high performance polymers, having previously been the Senior Independent Director. Since 2000, she has held a portfolio of Non-Executive Directorships, currently holding positions as Senior Non-Executive Director of Aberdeen Asset Management and as Non-Executive Director of IMI. Prior to this she was Executive Director of Abbott Mead Vickers, Director of Corporate Development at WPP Group and a Non-Executive Director of Northumbrian Water and has held various investment and marketing roles at Scottish Provident and the Royal Bank of Scotland. Aged 54.

Sir Julian Horn-Smith♦†+

Independent Director (Until 17 May 2012)

Joined the Board in January 2005. Held a number of senior and general management appointments in Vodafone from 1984 to 2006 including a directorship of that company from 1996, Group Chief Operating Officer from 2001 and Deputy Chief Executive Officer from 2005. Previously held positions in Philips from 1978 to 1982 and Mars GB from 1982 to 1984. A Non-Executive Director of Acer Incorporated (Taiwan), De La Rue, Digicel Group and Emobile (Japan), a Director of Sky Malta, a member of the Altimo International Advisory Board and a senior adviser to UBS and CVC Capital Partners in relation to the global telecommunications sector. Deputy Chairman of BUMI. Pro Chancellor of University of Bath. A former Chairman of The Sage Group. Aged 63.

MANAGEMENT AND EMPLOYEES

Glen R Moreno♦

Deputy Chairman and Senior Independent Director (Until 17 May 2012)

Joined the Board in March 2010. Chairman of Pearson, the media group, since October 2005. Director of Fidelity International, one of the world’s largest fund management companies, and Chairman of its Audit Committee. Deputy Chairman of The Financial Reporting Council. From 1987 to 1991 was Chief Executive of Fidelity International. Until mid 2009, was a Non-Executive Director and Senior Independent Director of Man Group, a FTSE 100 financial services group, and acting Chairman of UKFI. Former Group Executive of Citigroup; from 1969 to 1987 he held a number of senior positions at the bank in Europe and Asia. Aged 68.

David L Roberts++*♦†

Independent Director (Deputy Chairman from 17 May 2012)

Joined the Board in March 2010. Executive Director, member of the Group Executive Committee and Chief Executive, International Retail and Commercial Banking at Barclays until December 2006. Joined Barclays in 1983 and held various senior management positions, including Chief Executive, Personal Financial Services, and Chief Executive, Business Banking. Was also a Non-Executive Director of BAA until June 2006 and a Non-Executive Director of Absa Group Limited, one of South Africa’s largest financial services groups, until October 2006. From 2007 to 2009 he was also the Chairman and Chief Executive of BAWAG P.S.K. AG, the second largest retail bank in Austria. Non-Executive Chairman of The Mind Gym. Aged 49.

T Timothy Ryan, Jr*†+

Independent Director

Joined the Board in March 2009. President and Chief Executive of the Securities Industry and Financial Markets Association. Held a number of senior appointments in JP Morgan Chase from 1993 to 2008 including Vice Chairman, financial institutions and governments, from 2005. A Director of the US-Japan Foundation, Great-West Life Insurance Co., Power Corporation of Canada and Power Financial Corporation and a member of the Global Markets Advisory Committee for the National Intelligence Council. A former Director in the Office of Thrift Supervision, US Department of the Treasury and Koram Bank and the International Foundation of Election Systems. Aged 66.

Martin A Scicluna**♦+

Independent Director

Joined the Board in September 2008. Chairman of Deloitte UK from 1995 to 2007 and a member of the Board from 1991 to 2007. Joined the firm in 1973 and was a partner from 1982 until he retired in 2008. A member of the Board of directors of Deloitte Touche Tohmatsu from 1999 to 2007. Chairman of Great Portland Estates. A Governor of Berkhamsted School. Aged 61.

Anthony Watson CBE††*♦

Independent Director (Senior Independent Director from 17 May 2012)

Joined the Board in April 2009. Previously Chief Executive of Hermes Pensions Management. Held a number of senior appointments in AMP Asset Management from 1991 to 1998. A Non-Executive Director of Hammerson, Vodafone and Witan Investment Trust, a member of the Norges Bank Investment Management Advisory Board and Chairman of Lincoln’s Inn Investment Committee. A former Chairman of MEPC, the Asian Infrastructure Fund and of the Strategic Investment Board (Northern Ireland) and a former member of the Financial Reporting Council. Aged 66.

Sara V Weller†+

Independent Director

Joined the Board on 1 February 2012. Between 2004 and 2011, Managing Director of Argos, the second biggest internet retailer in the UK. From January 2000 to April 2004, Marketing Director for Sainsbury’s Supermarkets, before being promoted to the position of Deputy Managing Director and serving on the Board of J Sainsbury from January 2003 to the end of March 2004. Retail Marketing Director for Abbey National from December 1996 to December 1999 and worked for Mars Confectionery from September 1983 to December 1996, rising to European Franchise Manager. Non-Executive Director of Mitchells & Butlers from April 2003 to January 2010. Non-Executive Director of United Utilities Group plc. Aged 50.

EXECUTIVE DIRECTORS

António Horta-Osório

Group Chief Executive

Joined the Board in January 2011 as an Executive Director and became Group Chief Executive in March 2011. Started his career at Citibank Portugal where he was head of capital markets. At the same time, was an assistant professor at Universidade Catolica Portuguesa. Then worked for Goldman Sachs in New York and London. In 1993, joined Grupo Santander as Chief Executive of Banco Santander de Negocios Portugal and then became Chief Executive Officer of Banco Santander Brazil. In 2000, became Chief Executive Officer of Santander Totta, and Chairman from 2006 until 2011, as well as Executive Vice President of Grupo Santander and a member of its Management Committee. Joined Santander UK, as a Non-Executive Director in November 2004 and from August 2006 until November 2010, was its Chief Executive. Formerly a Non-Executive Director of the Court of the Bank of England. A Non-Executive Director of Fundação Champalimaud in Portugal. Aged 48.

* Member of the Audit Committee ** Chairman of the Audit Committee
♦ Member of the Nomination & Governance Committee ♦♦ Chairman of the Nomination & Governance Committee
† Member of the Remuneration Committee †† Chairman of the Remuneration Committee
+ Member of the Risk Committee ++ Chairman of the Risk Committee

MANAGEMENT AND EMPLOYEES

EMPLOYEES

As at 31 December 2011, the Group employed 98,538 people (on a full-time equivalent basis), compared with 104,230 at 31 December 2010 and 107,144 at 31 December 2009. At 31 December 2011 95,421 employees were located in the UK, 1,648 in continental Europe, 426 in the Americas, and 1,043 in the rest of the world. At the same date, 46,702 people were employed in Retail, 7,689 in Wholesale, 5,075 in Commercial, 6,945 in Wealth and International, 6,896 in Insurance, 15,446 in Group Operations, and 9,785 in other functions.

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

The Group is committed to providing employees with comprehensive coverage of the economic and financial issues affecting the Group. The Group has established a full suite of communication channels, including an extensive face-to-face briefing programme which allows it to update its employees on its performance and any financial issues throughout the year.

The Group has a code of business conduct which applies to all employees. The code as amended from time to time is available to the public on the Company’s website at www.lloydsbankinggroup.com in About Us/Corporate Governance.

MEETINGS WITH SHAREHOLDERS

In order to develop an understanding of the views of major shareholders, the Board receives regular reports from the Group Finance Director, or the person acting in that capacity, and the Director of Investor Relations.

The Chairman, the Group Chief Executive and the Group Finance Director, or the person acting in that capacity, also have meetings with representatives of major shareholders and the senior independent director also attends some of these meetings. In addition, all directors are invited to attend investment analysts’ and stockbrokers’ briefings on the financial results.

All shareholders are encouraged to attend and participate in the Group’s annual general meeting.

COMPENSATION

GOVERNANCE AND RISK MANAGEMENT

An essential component of the approach to remuneration is the governance process that underpins it. This ensures that the policy is robustly applied and risk is managed appropriately.

The overarching purpose of the Remuneration Committee is to consider, agree and recommend to the board an overall remuneration policy and philosophy for the Group that is defined by, supports and is closely aligned to its long-term business strategy, business objectives, risk appetite and values and recognises the interests of relevant stakeholders. The Group has a conservative business model characterised by a risk culture founded on prudence and accountability. The remuneration policy and philosophy covers the whole Group, but the Committee pays particular attention to the top management population, including the highest paid employees in each division, those colleagues who perform significant influence functions for the Group and those who could have a material impact on the Group’s risk profile. The Committee’s role is to ensure that these colleagues are provided with appropriate incentives and reward to encourage them to enhance the performance of the Group and that they are recognised for their individual contribution to the success of the organisation, whilst ensuring that there is no reward for excessive risk taking. The Committee works closely with the Risk Committee in ensuring the bonus pool is moderated. The two Committees meet every year to determine whether the proposed bonus pool and performance assessments adequately reflected the risk appetite and framework of the Group; whether it took account of current and future risks; and whether any further adjustment is required or merited. The Group is also determined to ensure that the aggregate of the variable remuneration for all its colleagues is appropriate and balanced with the interests of shareholders and all other stakeholders.

The Committee determines the pensions policy for the Group and advises on other major changes to employee benefits schemes. It also agrees the policy for authorising claims for expenses from the Group Chief Executive and the Chairman. It has delegated power for settling remuneration for the Chairman, the Group Executive Directors, the Company Secretary and any group employee whose salary and annual bonus exceeds a specified amount, currently £750,000. To ensure compliance with the FSA Code of Practice, the Committee approves remuneration for Code Staff and that of senior risk and compliance officers.

The Committee monitors the application of the authority delegated to the Group Chief Executive who in turn delegates to the Group Executive Committee, the Executive Compensation Committee and the divisional Remuneration Committees, to ensure that policies and principles are being fairly and consistently applied. The Committee liaises closely with the Risk Committee and the risk function in relation to risk-adjusted performance measures, including consideration of both current and future risk. Together the management of remuneration and risk form an integral part of the Board’s determination of Group corporate strategy.

All the independent Non-Executive Directors are invited to attend meetings and have the opportunity to comment on proposals and have their views taken into account before the Committee’s decisions are implemented.

The Committee’s terms of reference are available from the Company Secretary and are displayed on the Group’s website, www.lloydsbankinggroup. com. These terms were last updated in March 2011 to ensure continued compliance with the FSA Code.

The members of the Committee during 2011 were as follows:

–	Anthony Watson (chairman)

–	Sir Winfried Bischoff

–	Sir Julian Horn-Smith

–	Lord Leitch

–	David Roberts (also chairman of the Risk Committee)

–	Tim Ryan

During 2011, the Committee met 12 times and considered the following principal matters:

–	Review of remuneration arrangements for senior executives

–	Determination of the appropriate remuneration packages for a number of senior new hires

–	Determination of bonus pools based on Group performance and adjustment for risk

–	Performance conditions for the Long Term Incentive Plan

–	Bonus and salary awards for Executive Directors and key senior managers

–	Approval of remuneration and terms of service that fall within the Committee’s terms of reference, including new appointments

–	Feedback from the Remuneration Committee Chairman on his meetings with the FSA and shareholders

The Group thanks all committee members for their commitment during the last year and attendance at meetings.

The Committee appoints independent consultants to provide advice on specific matters according to their particular expertise. During the year, Deloitte LLP advised the Committee. Deloitte has voluntarily signed up to the Remuneration Consultants’ Code of Conduct and are judged by the Committee to be independent. Deloitte’s fees for 2011 amounted to £350,000.

During 2011, Deloitte provided information on behalf of the Committee for the testing of TSR performance conditions for the Group’s long-term incentive plans (calculated by reference to both dividends and growth in share price).

Eric Daniels (until 28 February 2011), António Horta-Osório (from 1 March 2011), Angie Risley (Group HR Director) and Liz Jackson (HR Director, Reward) provided guidance to the Committee (other than for their own remuneration). Juan Colombás (Chief Risk Officer) and Tim Tookey (Group Finance Director) also attended the Committee to advise as and when necessary on risk and financial matters.

COMPENSATION

DIRECTORS’ REMUNERATION POLICY

The Group’s remuneration policy continues to support its business values and strategy, based on building long-term relationships with its customers and employees and managing the financial consequences of its business decisions across the entire economic cycle.

The Group’s policy is intended to ensure that its remuneration offer is both cost effective and enables us to attract and retain Executive Directors and senior management of the highest calibre, motivating them to perform to the highest standards.

The Group’s objective is to align individual reward with the Group’s performance, the interests of its shareholders, and a prudent approach to risk management. In this way the Group balances the requirements of its various stakeholders: its customers, shareholders, employees, and regulators. This approach is in line with the Association of British Insurers best practice code on remuneration and the FSA Remuneration Code of Practice, as the policy seeks to reward long-term value creation whilst not encouraging excessive risk taking.

The Group’s overall policy objective is met by a focus on the particular aspects detailed below.

Policy objective	How achieved

Building long-term relationships

The Group builds relationships with its customers and people. Working for Lloyds Banking Group is about more than pay. The Group’s relationship with its people means that it wants to pay them fairly and competitively, but its pay is positioned conservatively against the market and it does not seek to align with the highest payers in the sector. In setting pay for Executive Directors and senior managers, it takes account of relative pay positioning and target levels of variable remuneration opportunity for all levels of employees in the Group.

The Group’s incentive measures are not just financial. The Group’s Balanced Scorecards, which all of its senior executives have as part of their objectives for the year, include objectives that cover effective risk management, lending to Corporates including SMEs and retail customers, performance against targets that measure how satisfied its customers are and the extent to which its employees feel engaged with and committed to working for Lloyds Banking Group.

Managing the financial consequences of the Group’s business through the economic cycle

Economic profit is a key measure by which the Group manages its business. This measure takes into account the level of capital required to generate profits as well as the risks taken. The same level of profit generated at lower risk results in higher economic profit. Economic profit also measures risk based on an assessment of how the business will perform through the economic cycle and is a key measure for short term incentives.

For example, in good times, when default rates on loans are low, the Group adjusts the economic profit measure downwards based on a higher average expected default experience over the economic cycle. This encourages us to avoid business and funding strategies that are only profitable during boom times but turn bad in a recession. Economic profit plays a prominent role in its incentive plans for executives, with its inclusion in both the annual and LTIP performance measures.

Aligning individual rewards with Group performance and shareholders

The Group’s executives’ annual incentives are based on stretching performance objectives and targets in the Group Balanced Scorecard. This Balanced Scorecard is derived from the Medium Term Plan which defines the financial and non-financial targets within its agreed risk appetite over a three year period.

Any annual bonus for Executive Directors is deferred into shares and released over time, helping to increase alignment with shareholders. These deferrals are subject to malus in the event of unsustainable performance.

Executives are also aligned with shareholders through the LTIP, which pays out in shares based on performance against Group financial targets over a three year period. In addition to purely financial metrics of Economic Profit and Total Shareholder Return, the performance conditions for the 2012 LTIP will comprise measures linked to the Strategic Review that reflect the wider Group objectives. These measures are short-term funding as a percentage of total funding, non-core assets at the end of 2014, run-rate simplification benefits achieved at the end of 2014 and customer satisfaction.

The Group operates tough contract provisions relative to market practice, whereby no executive has an entitlement to more than 12 months’ notice (not taking into account recruitment provisions), pay in lieu of notice is limited to basic salary, is paid monthly over 12 months and is mitigated if the executive gets another job. This approach avoids the risk of payment for failure.

A prudent approach to risk management

The Group also has non-financial measures of performance against risk objectives in both the annual and long-term plans for executives.

For the 2011 annual incentive plan the Group continues to align the award to long-term prudent risk management by deferring 100 per cent of the award for Executive Directors, which is subject to malus. Executive Directors are also required to retain any shares vesting from LTIP awards for a further 2 years, after allowing for tax and national insurance requirements. For other employees, the immediate cash bonus award is limited to £2,000 with a percentage of larger bonuses being subject to deferral and malus. If the performance is unsustainable during the deferral period some or all of the award may be forfeited.

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

COMPENSATION

SUMMARY

Following extensive consultation with shareholders, the Remuneration Committee is proposing a package for Executive Directors for 2012 that is closely based on the structure and principles applied in previous years as follows:

Element	Level/design for 2012	Key purpose
Base salary	Base pay should be set relative to FTSE 20 and banking sector competitors There are no increases to base salaries for Executive Directors	To provide the basis for a competitive package
Pension	Defined contribution pension provision for new entrants	Enable executives to build long-term retirement savings Retention
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

Annual awards of 275 per cent of salary for the Group Chief Executive and 225 per cent for other Executive Directors. Vesting based on financial measures comprising Absolute Total Shareholder Return, Economic Profit and strategic financial objectives. Details of the performance conditions are as follows:

Motivation and retention of executives Alignment with sound risk management Alignment with long-term shareholder interests

Measure	Basis	Metric	Weighting
Economic Profit	Payout range set relative to 2014 targets	Threshold: £160 million Maximum: £1,653 million	30%

Absolute TSR	Growth in share price including dividends	Threshold: 12% per annum Maximum: 30% per annum	30%

Short term funding as % of total funding	Payout range set relative to 2014 targets	Threshold: 20% Maximum: 15%	10%

Non-core assets at end of 2014		Threshold: <= £95 billion Maximum: <= £80 billion	10%

Net simplification benefits (run rate achieved at 2014 year-end)		Threshold: £1.5 billion Maximum: £1.8 billion	10%

Customer satisfaction (FSA reportable complaints per 1,000 customers over 3 years)		Threshold: 1.5 Maximum: 1.3	10%

COMPENSATION

BASE SALARY

Base salaries are reviewed annually, taking into account individual performance and market information (which is provided by Towers Watson and supplemented with information from Deloitte LLP) and normally adjusted from 1 January of the relevant year. The remuneration committee confirmed during the 2011 review that the FTSE remains the most appropriate comparator group to use to benchmark overall competitiveness of the remuneration package whilst taking particular account of the remuneration practice of direct competitors, namely the major UK banks.

No increase to salaries will be made in 2012.

Name	A Horta-Osório		G T Tate	T J W Tookey
At 1 January 2012	£1,061,000		£656,000	£615,000
At 1 January 2011	£1,061,000	[1]	£656,000	£615,000

1	With effect from 17 January 2011.

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

These targets apply differently for the Executive Directors, reflecting differing strategic priorities. The non-financial measures include key performance indicators relating to risk management, SME lending, process efficiency, service quality and employee engagement.

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

Consistent with the aim of ensuring that short-term financial results are only rewarded if they promote sustainable growth, the 2011 annual incentive is subject to deferral in shares until at least 2014. This deferred amount is subject to malus if the performance that generated the incentive is found to be unsustainable.

The committee reserves the right to exercise its discretion in reducing any payment that otherwise would have been earned, if they deem this appropriate.

The calculation of the annual incentive plan outcomes for Executive Directors, based on the achievement of performance against targets in respect of performance in 2011, has been vigorously discussed by the Remuneration Committee. Mr Horta-Osório advised the Board that he did not wish to be considered for a bonus in respect of the 2011 performance year. The bonuses awarded to directors are shown in the table below:

Name	A Horta-Osório	G T Tate	T J W Tookey
Maximum Opportunity	225%	200%	200%
% awarded for 2011	Declined bonus	53%	20%
Bonus awarded for 2011	—	£345,000	£120,000

COMPENSATION

LONG-TERM INCENTIVE AWARD

The current LTIP rules allow for awards to be made of up to 400 per cent of base salary. Under normal circumstances, awards can be made of up to 300 per cent of salary with the additional 100 per cent available for circumstances that the Remuneration Committee deems to be exceptional. In 2011, awards were made of up to 300 per cent of base salary to the Executive Directors and 420 per cent for the Group Chief Executive. The award for Mr Horta-Osório was made in order to facilitate his appointment as Group Chief Executive. In 2012, the committee intends to make an award of 275 per cent of salary to Mr Horta-Osório. Mr Tookey and Mr Tate are not eligible to receive an award following Mr Tookey’s resignation and Mr Tate’s retirement from the Group.

LONG-TERM INCENTIVE PERFORMANCE MEASURES

During 2011, the Committee has consulted widely with shareholders on the topic of performance measures and sharing the growth in the Company appropriately between shareholders and management. The Committee believes that the performance measures for the 2012 LTIP award for the Executive Committee should be Economic Profit, Absolute Total Shareholder Return and strategic financial measures. These measures capture risk measurement, profit growth and shareholder experience and align shareholder experience and management reward.

Details of current LTIP awards are provided on page 152.

PENSION

Executive directors may participate in the Group’s defined contribution scheme (under which their pension entitlement will be based upon both employer and employee contributions). Company contributions are 25 per cent of salary, with the exception of António Horta-Osório who is eligible for 50 per cent of reference salary, including his flexible benefit allowance. These can be taken as cash or pension contributions, or a mixture of each.

Details of pension contributions and accruals are shown on page 148.

OTHER SHARE PLANS

The Executive Directors are also eligible to participate in the Group’s ‘sharesave’ and ‘share incentive’ plans. These are ‘all-employee’ share plans.

SHAREHOLDING GUIDELINES

Directors are required to build up a holding in Lloyds Banking Group shares of value equal to 1.5 times gross salary (2 times gross salary for the Group Chief Executive) and expected to achieve these targets within 5 years of joining the Board. They are required to retain any shares vesting from the share price performance element of the 2010 LTIP and 2011 LTIP for a further two years post vesting. The Group Chief Executive is making significant progress in reaching this target.

CHAIRMAN’S REMUNERATION

The Chairman’s remuneration comprises salary and benefits. He does not participate in the annual bonus and long-term incentive arrangements, nor is he entitled to pension benefits.

The Chairman’s salary remained unchanged in 2011, at £700,000 per annum.

COMPENSATION

INDEPENDENT NON-EXECUTIVE DIRECTORS’ FEES

The fees of the Independent Non-Executive Directors are agreed by the Board within a total amount determined by the shareholders. Non-Executive Directors may also receive fees, agreed by the Board, for membership of Board Committees. The fees are designed to recognise the various responsibilities of a Non-Executive Director’s role and to attract individuals with relevant skills, knowledge and experience. The fees are neither performance related nor pensionable and are comparable with those paid by other companies. The annual fees were reviewed in 2011 and remain unchanged as listed below.

Non-Executive Director – base fee	£65,000
Deputy Chairman	£100,000
Senior Independent Director	£60,000
Audit Committee Chairmanship	£50,000
Audit Committee Membership	£20,000
Remuneration Committee Chairmanship	£30,000
Remuneration Committee Membership	£15,000
Risk Committee Chairmanship	£40,000
Risk Committee Membership	£15,000
Nomination & Governance Committee Membership	£5,000

In the case of the Nomination & Governance Committee, membership currently comprises the Deputy Chairman, Senior Independent Director and chairs of the Board Committees (the fees for which include membership of the Nomination & Governance Committee) and one other Independent Non-Executive Director. Only this director receives an attendance fee, which is £5,000.

Independent Non-Executive Directors who serve on the Boards of subsidiary companies may also receive fees from the subsidiaries.

2011 NON-EXECUTIVE DIRECTORS’ FEES (£)

	Board	Deputy Chairman	Senior Independent Director	Audit Committee	Remuneration Committee	Nomination & Governance Committee	Risk Committee	SW Board fees	[1]	2011 Total
A M Frew	65			20			15			100
Sir Julian Horn-Smith	65				15	5	15			100
Lord Leitch	65	100		20	15			120		320
G R Moreno	65		60							125
D L Roberts	65			20	15		40			140
T T Ryan	65			20	15		15			115
M A Scicluna	65			50			15			130
Anthony Watson	65			20	30					115

1	Scottish Widows Services Limited

DILUTION LIMITS

The following charts illustrate the shares available for the Group’s share plans.

COMPENSATION

SERVICE AGREEMENTS

The Group’s policy is for Executive Directors to have service agreements with notice periods of no more than one year. All current Executive Directors are entitled to receive 12 months’ notice from the Group, but would be required to give at least six months’ notice.

It is the Group’s policy that where compensation on early termination is due, it should be paid on a phased basis, mitigated in the event that alternative employment is secured, and that bonus payments should relate to the period of actual service, rather than the full notice period, and will be determined on the basis of performance.

Any entitlements under the pension scheme or equity plans will be in accordance with the scheme rules on leaving.

	Notice to be given by the Company	Date of service agreement/letter of appointment
Sir Winfried Bischoff	6 months	27 July 2009
António Horta-Osório	12 months	3 November 2010
G T Tate	12 months	9 February 2009
T J W Tookey	12 months	26 January 2009

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

During 2011, Eric Daniels received fees of £76,000 which was retained by him, for serving as Non-Executive Director of BT plc. Truett Tate received fees of £30,000 as chairman of Arora Holdings Ltd and £20,000 as a Director of Towergate Partnership Ltd. These fees were retained by him.

PERFORMANCE GRAPH

The graph below illustrates the performance of the Group measured by TSR against a ‘broad equity market index’ over the past five years. The Group has been a constituent of the FTSE 100 index throughout this five year period.

COMPENSATION

DIRECTORS’ EMOLUMENTS FOR 2011 (AUDITED)

		Other benefits				Performance- related payments[5] £000
	Salaries/ fees £000	Pension allowance[1] £000	One-off payments[2] £000	Other cash benefits[3] £000	Non-cash benefits[4] £000		2011 Total £000	2010[6] Total £000
Current Directors who served during 2011
Executive Directors
António Horta-Osório (from 17 January 2011)	1,019	514	172	50	10		1,765
Non-Executive Directors
Sir Winfried Bischoff	700			12	1		713	712
A M Frew	100						100	8
Sir Julian Horn-Smith	100						100	100
G R Moreno	125						125	134
D L Roberts	140						140	104
T T Ryan	115						115	113
M A Scicluna	130						130	130
Anthony Watson	115						115	115
Former directors who served during 2011
J E Daniels (until 28 February 2011)	776		25	40	14		855	2,572
A G Kane (until 18 May 2011)	590	80		24	27		721	1,408
Lord Leitch	320						320	308
G T Tate (until 6 February 2012)	656	164		27	26	345	1,218	1,745
T J W Tookey (until 24 February 2012)	615	90	73	36	5	120	939	1,579
H A Weir (until 18 May 2011)	625	125		35	6		791	1,578
Others (for 2010 only)								35
	6,126	973	270	224	89	465	8,147	10,641

1

Following changes to the amount of tax relief available on pension contributions in each year, Directors may elect to receive some or all of their allowances as cash. Contributions into the pensions scheme shown on page 148 are commensurately reduced.

2

One-off payments comprise a contractual cash payment to António Horta-Osório as part of the buyout of his benefits from his previous employer, an allowance to Tim Tookey to reflect his additional responsibilities as Interim Group Chief Executive and a tax planning allowance for Eric Daniels.

3	Other cash benefits includes flexible benefits payments (4 per cent of basic salary), payments to certain directors who elect to take cash rather than a company car under the car scheme.

4

The non-cash benefits column includes amounts relating to the use of a company car, use of a company driver and private medical insurance. It also includes a spouse’s travel allowance for Truett Tate, Sir Winfried Bischoff and Eric Daniels and the value of any matching shares which are received under the terms of Sharematch, through which employees have the opportunity to purchase shares up to a maximum of £125 per month and receive matching shares on a one for one basis up to a maximum value of £30 per month, rounded down to the nearest whole share.

5	Bonuses awarded in respect of 2011 performance will be subject to 100 per cent deferral into shares until at least 2014.

6

Bonus awards made to Executive Directors in respect of 2010 were amended in February 2012 by reducing the amounts awarded in Deferred Shares. The reduction amounted to 40 per cent of the award in respect of Mr Daniels and 25 per cent of the awards in respect of Mr Kane, Mr Tate, Mr Tookey and Mrs Weir. The Board’s decision is based on the fact that had the outcome of the Judicial Review into Payment Protection Insurance (PPI) in April 2011 been known, and had the consequential provision made been effected at the time of the award of the 2010 bonus in February 2011, the bonus pool would have been lower and individual bonus awards would also have been lower.

COMPENSATION

DIRECTORS’ PENSIONS (AUDITED)

The Executive Directors are members of one of the pension schemes provided by Lloyds Banking Group with benefits either on a defined benefit or defined contribution basis. There are now no Directors accruing further pensionable service on a defined benefit basis.

DEFINED BENEFIT SCHEME MEMBERS

	Accrued pension at 31 December 2011 £000 (a)	Accrued pension at 31 December 2010 £000 (b)	Change in accrued pension £000 (a)-(b)	Transfer value at 31 December 2011 £000 (c)	Transfer value at 31 December 2010 £000 (d)	Change in transfer value £000 (c)-(d)	Additional pension earned to 31 December 2011 £000 (e)	Transfer value of the increase £000 (f)
J E Daniels	223	210	13	5,081	5,030	51	13	294
A G Kane	379	372	7	8,734	8,657	77	7	154

Columns (a) and (b) represent the deferred pension to which the directors would have been entitled had they left the Group on 31 December 2011 and 2010, respectively. For Mr Daniels the 2011 figure is the pension put into payment upon retirement on 30 September 2011. For Mr Kane, the 2011 figure is the deferred pension entitlement as at the date of opting-out of the pension scheme on 15 June 2011.

Column (c) is the transfer value of the deferred pension in column (a) calculated as at 31 December 2011 based on factors supplied by the actuary of the pension scheme.

Column (d) is the equivalent transfer value, but calculated as at 31 December 2010 on the assumption that the Director left service at that date.

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

Benefits from a registered pension scheme are subject to the Lifetime Allowance, currently £1.8 million, which is equivalent to an annual pension of £90,000. Any benefit in excess of this amount will incur a tax charge for the individual. The Lifetime Allowance will decrease to £1.5 million from April 2012. The Group has agreed that if an Executive Director has benefits in excess of the Lifetime Allowance he may cease to accrue benefits in the Scheme and receive a salary supplement as an alternative. This will not cost the Group more than the current arrangements. The Group will not compensate any individual in respect of any tax liability arising from the provision of pension.

DEFINED CONTRIBUTION SCHEME MEMBERS

During the year to 31 December 2011 the Group has made the following contributions to the defined contribution scheme:

Pension contributions £000
António Horta-Osório	31
G T Tate	41
T J W Tookey	64
H A Weir	31

COMPENSATION

DIRECTORS’ INTERESTS (AUDITED)

The beneficial interests, of those who were directors at 31 December 2011 in ordinary shares of Lloyds Banking Group were:

NUMBER OF SHARES

	At 1 January 2011 (or later date of appointment)	At 31 December 2011	At 27 February 2012
Executive Directors
António Horta-Osório[1]	100,000	1,067,099
G T Tate[1]	529,015	789,181	789,745	[2]
T J W Tookey	123,891	315,957	316,943	[3]
Non-Executive Directors
Sir Winfried Bischoff	800,000	1,100,000
A M Frew	—	300,000
Sir Julian Horn-Smith	227,890	227,890
Lord Leitch	55,787	55,787
G R Moreno[1]	500,000	1,200,000
D L Roberts	378,670	968,641
T T Ryan[1]	100,877	400,877
M A Scicluna	56,226	92,572
Anthony Watson	226,357	376,357

1	Shareholdings held by Mr A Horta-Osório, Mr G T Tate, Mr G R Moreno and Mr T T Ryan are either wholly or partially in the form of ADRs.

2

The beneficial interests for Mr G T Tate relate to changes to ‘partnership’ and ‘matching’ shares acquired under the Lloyds Banking Group Share Incentive Plan between 31 December 2011 and 6 February 2012, the date of his resignation from the Board of Lloyds Banking Group.

3

The beneficial interests for Mr T J W Tookey relate to changes to ‘partnership’ and ‘matching’ shares acquired under the Lloyds Banking Group Share Incentive Plan between 31 December 2011 and 24 February 2012, the date of his resignation from the Board of Lloyds Banking Group.

A summary of the awards vested, purchases and sales made by directors is shown on page 155.

COMPENSATION

INTERESTS IN SHARE OPTIONS (AUDITED)

	At 1 January 2011	Granted during the year	Exercised during the year	Lapsed during the year	At 31 December 2011
						Exercise price	Exercise periods
							From	To	Notes
António Horta-Osório	—	342,265	342,265	—	—	—	—	—	j, k
	—	1,452,401	—	—	1,452,401	—	15/6/2011	30/3/2021	j
	—	662,116	—	—	662,116	—	31/1/2012	30/3/2021	j
	—	1,452,401	—	—	1,452,401	—	15/6/2012	30/3/2021	g, j
	—	438,846	—	—	438,846	—	31/1/2013	30/3/2021	g, j
	—	1,707,763	—	—	1,707,763	—	15/6/2013	30/3/2021	g, j, l
Former directors who served during 2011
J E Daniels	265,051	—	—	—	265,051	207.97p	18/3/2007	30/9/2012	c, e, h
	867,914	—	—	—	867,914	235.26p	17/3/2008	30/9/2012	d, e, h
	19,399	—	—	—	19,399	46.78p	1/10/2011	31/3/2012	a, i
A G Kane	70,068	—	—	70,068	—	324.92p	6/3/2004	5/3/2011	b, f
	147,669	—	—	—	147,669	207.97p	18/3/2007	17/3/2014	c, e
	499,709	—	—	—	499,709	235.26p	17/3/2008	16/3/2015	d, e
	19,399	—	—	—	19,399	46.78p	1/06/2013	30/11/2013	a, g
G T Tate	129,820	—	—	—	129,820	207.97p	18/3/2007	17/3/2014	c, e
	55,147	—	—	—	55,147	199.91p	12/8/2007	11/8/2014	c, e
	499,709	—	—	—	499,709	235.26p	17/3/2008	16/3/2015	d, e
	19,399	—	—	—	19,399	46.78p	1/6/2013	30/11/2013	a, g
T J W Tookey	19,399	—	—	—	19,399	46.78p	1/6/2013	30/11/2013	a, g
H A Weir	156,968	—	—	—	156,968	210.70p	29/4/2007	28/4/2014	c, e
	499,709	—	—	—	499,709	235.26p	17/3/2008	16/3/2015	d, e
	19,399	—	—	19,399	—	46.78p	—	—	a

a	Sharesave. Mrs Weir’s Sharesave award lapsed during 2011 at her request.

b	Executive option granted in March 2001.

c	Executive option granted between March 2004 and August 2004.

d	Executive option granted between March 2005 and August 2005.

e	Exercisable to the extent that the performance condition was satisfied.

f	Lapsed on 10th anniversary of date of grant as the performance conditions had not been met.

g	Not exercisable as the option has not been held for the period required by the relevant scheme.

h	Exercisable for period of one year from date of leaving.

i	Exercisable for period of six months from date of leaving.

j	Share buy out award granted on 30 March 2011 for the loss of deferred share awards forfeited on leaving the Santander Group. Awards are consistent with those forfeited and have a nil option price.

k	Award exercised on 30 March 2011 at a price of 58.75p.

l	The extent that the award will become exercisable is subject to performance. The performance condition has not changed since the award was made.

None of the other directors at 31 December 2011 had options to acquire shares in Lloyds Banking Group plc or its subsidiaries.

The market price for a share in the Company at 1 January 2011 and 31 December 2011 was 65.70p and 25.91p, respectively. The range of prices between 1 January 2011 and 31 December 2011 was 21.84p to 69.61p.

The following table contains information on the performance conditions for executive options granted since 2001.

The Remuneration Committee chose the relevant performance conditions because they were felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

COMPENSATION

Options granted	Performance conditions
March 2001

Growth in earnings per share which is equal to the aggregate percentage change in the retail price index plus three percentage points for each complete year of the relevant period plus a further condition that the Company’s ranking based on TSR over the relevant period should be in the top 50 companies of the FTSE 100.

As the performance conditions for those options granted in March 2001 were not met, the options lapsed in March 2011.
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
March 2011 (Applicable only to award made to António Horta-Osório on 30 March 2011 over 1,707,763 shares)

That the Company’s ranking based on TSR over the relevant period against a comparator group (18 companies including Lloyds Banking Group) must be at least ninth, when 30 per cent of the option will be exercisable. If the Company is ranked first to fifth position in the group, then 100 per cent of the option will be exercisable and if ranked tenth or below, the performance condition is not met.

LLOYDS TSB EXECUTIVE RETENTION PLAN 2006

On 26 March 2008 (prior to his appointment as an Executive Director), Tim Tookey was granted an award under the Lloyds TSB Executive Retention Plan 2006. The award is satisfied in cash only and, subject to continued employment, gave him the right to receive an amount equal to the total value of 218,400 Lloyds Banking Group shares on the dates of vesting. On 26 March 2011 50 per cent of his award vested at 60.48p. Mr Tookey had agreed to reinvest the cash proceeds and he acquired 52,896 Lloyds Banking Group shares. Following notification of Mr Tookey’s resignation from Lloyds Banking Group, the remaining 50 per cent of the award lapsed.

COMPENSATION

LLOYDS TSB LONG-TERM INCENTIVE PLAN (AUDITED)

The following table shows conditional shares awarded under the plan. Further information regarding this plan can be found on pages 153 and 154.

	At 1 January 2011	Awarded during the year	Vested during the year	Lapsed during the year	At 31 December 2011	End of performance period	Notes

António Horta-Osório	—	7,154,187	—	—	7,154,187	31/12/2013	b

Former Directors who served during 2011

J E Daniels	1,690,757	—	—	1,690,757	—	31/12/2010
	2,304,135	—	—	—	2,304,135	31/12/2011	e
	3,456,204	—	—	—	3,456,204	31/12/2011	f
	5,135,781	—	—	—	5,135,781	31/12/2012	c,g

A G Kane	833,165	—	—	833,165	—	31/12/2010
	1,313,469	—	—	—	1,313,469	31/12/2011	e
	1,970,202	—	—	—	1,970,202	31/12/2011	f
	2,927,643	—	—	—	2,927,643	31/12/2012	c

G T Tate	1,045,491	—	—	1,045,491	—	31/12/2010
	1,424,778	—	—	—	1,424,778	31/12/2011	e
	2,137,169	—	—	—	2,137,169	31/12/2011	f
	3,175,748	—	—	—	3,175,748	31/12/2012	c
	—	3,159,517	—	—	3,159,517	31/12/2013	b

T J W Tookey	143,567	—	46,430	101,933	—	31/12/2010	a
	1,335,730	—	—	—	1,335,730	31/12/2011	d
	2,003,597	—	—	—	2,003,597	31/12/2011	d
	2,977,264	—	—	—	2,977,264	31/12/2012	c,d
	—	2,962,047	—	—	2,962,047	31/12/2013	b,d

H A Weir	1,020,987	—	—	1,020,987	—	31/12/2010
	1,391,386	—	—	—	1,391,386	31/12/2011	e
	2,087,079	—	—	—	2,087,079	31/12/2011	f
	3,101,317	—	—	—	3,101,317	31/12/2012	c

a

Award vested at 29 per cent for Tim Tookey as he was not a director at the time the award was made. The ‘vested during the year’ figure includes 4,796 dividend shares accumulated prior to the stopping of dividend payments. The closing market price of the Group’s ordinary shares on the date of release was 58.54p.

b	Award price 62.288p.

c	The Absolute Share Price element of this award has an end of performance period date of 26 March 2013.

d	Mr Tookey’s unvested awards all lapsed upon his departure from the Group on 24 February 2012.

e	On 14 March 2012 it was determined that the Award would not be transferred or issued to the individual.

f	On 14 March 2012 it was determined that the performance conditions for this Award had not been met and the Award has lapsed.

g	Mr Daniels’ 2010 LTIP Award will continue, but will be pro-rated to reflect the number of months employed during each performance period, this will be 21 months.

COMPENSATION

The following table contains information on the performance conditions for awards made under the long-term incentive plan. The Remuneration Committee chose the relevant performance conditions because they were felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

LTIP awarded	Performance conditions

March and April 2008

For 50 per cent of the award (the ‘EPS Award’) – the percentage increase in earnings per share of the Group (on a compound annualised basis) over the relevant period needed to be at least an average of 6 percentage points per annum greater than the percentage increase (if any) in the Retail Prices Index over the same period. If it was less than 3 per cent per annum, the EPS Award would lapse. If the increase was more than 3 per cent but less than 6 per cent per annum, then the proportion of shares released would be on a straight line basis between 17.5 per cent and 100 per cent. The relevant period commenced on 1 January 2008 and ended on 31 December 2010.

For the other 50 per cent of the award (the ‘TSR Award’) – the Group’s TSR needed to exceed the median of a comparator group (13 companies) over the relevant period by an average of 7.5 per cent per annum for the TSR Award to vest in full. 17.5 per cent of the TSR Award would vest where the Group’s TSR was equal to median and vesting would occur on a straight line basis in between these points. Where the Group’s TSR was below the median of the comparator group, the TSR Award would lapse. The relevant period commenced on 6 March 2008 (the date of award) and ended on 5 March 2011.

	At the end of the relevant period, neither of the performance conditions had been met and the Awards lapsed.

Tim Tookey was not an Executive Director when his award was made in 2008, and as such his award vested at 29 per cent on the same basis as other award recipients below the Group Executive Committee level.

April 2009	EPS: The release of 50 per cent of the shares was dependent on the extent to which growth in EPS achieved cumulative EPS targets over the three year period from January 2009 to December 2011.

Economic profit: The release of the remaining 50 per cent of shares was dependent on the extent to which the Group achieved cumulative Economic Profit targets over the three year period from January 2009 to December 2011.

	EPS	Vesting %	Growth in EPS

	Threshold	25%	26%
	Maximum	100%	36%

	ECONOMIC PROFIT	Vesting %	Absolute improvement in adjusted EP

	Threshold	25%	100%
	Maximum	100%	202%

	At the end of the relevant period, neither of the performance conditions had been met and the Awards lapsed.

April 2009 Integration award

Synergy Savings: The release of 50 per cent of the shares was dependent on the achievement of target run-rate synergy savings in 2009 and 2010 as well as the achievement of sustainable synergy savings of at least £1.5 billion by the end of 2011. The award was broken down into three equally weighted annual tranches. Performance was assessed at the end of each year against annual performance targets based on a trajectory to meet the 2011 target. The extent to which targets were achieved determined the proportion of shares to be banked each year. Any release of shares was subject to the Remuneration Committee judging the overall success of the delivery of the integration programme.

Integration Balanced Scorecard: The release of the remaining 50 per cent of the shares was dependent on the outcome of a Balanced Scorecard of non-financial measures of the success of the integration in each of 2009, 2010 and 2011. The Balanced Scorecard element was broken down into three equally weighted tranches. The tranches were crystallised and banked for each year of the performance cycle subject to separate annual performance targets across the four measurement categories of Building the Business, Customer, Risk and People and Organisation Development.

	At the end of the relevant period the Remuneration Committee determined that the performance conditions had been met and the Awards were released (a).

(a)	See footnote e on page 152

COMPENSATION

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

	The targets are:

	EPS	Vesting %	Absolute improvement in adjusted EPS

	Threshold	25%	158%
	Maximum	100%	180%

	Vesting between threshold and maximum will be on a straight line basis.

	ECONOMIC PROFIT	Vesting %	Compound annual growth rate of adjusted EP

	Threshold	25%	57% per annum
	Maximum	100%	77% per annum

	Vesting between threshold and maximum will be on a straight line basis.

	ABSOLUTE SHARE PRICE	Vesting %	Absolute Share Price

	Threshold	0%	75p
	Maximum	100%	114p

Vesting between threshold and maximum will be on a straight line basis, provided that shares comprised in the Absolute Share Price element of the award may only be released if both the EPS and Economic Profit performance measures have been satisfied at the threshold level or above.

March 2011	EPS: Relevant to 33⅓ per cent of the award. Performance will be based on 2013 EPS outcome.

	Economic Profit: Relevant to 33⅓ per cent of the award. The performance target is based on 2013 adjusted Economic Profit.

	Absolute Total Shareholder Return: Relevant to 33⅓ per cent of the award. Performance will be measured against the annualised return over the three year period ending 31 December 2013.

	The targets are:

	EPS	Vesting %	Target

	Threshold	25%	6.4p
	Maximum	100%	7.4p

	Vesting between threshold and maximum will be on a straight line basis.

	ECONOMIC PROFIT	Vesting %	Target

	Threshold	25%	£567m
	Maximum	100%	£1,234m

	Vesting between threshold and maximum will be on a straight line basis.

	ABSOLUTE TOTAL SHAREHOLDER RETURN	Vesting %	Annualised Absolute Shareholder Return

	Threshold	25%	8%
	Maximum	100%	14%

Vesting between threshold and maximum will be on a straight line basis, provided that shares comprised in the Absolute Share Price element of the award may only be released if both the EPS and Economic Profit performance measures have been satisfied at the threshold level or above.

Deloitte provided information for the testing of the TSR performance conditions for the Company’s long-term incentive plan. EPS is the Group’s normalised earnings per share as shown in the Group’s report and accounts, subject to such adjustments as the Remuneration Committee regards as necessary for consistency.

None of those who were Directors at the end of the year had any other interest in the capital of Lloyds Banking Group plc or its subsidiaries.

The register of Directors’ interests, which is open to inspection, contains full particulars of Directors’ shareholdings and options to acquire shares in Lloyds Banking Group.

COMPENSATION

DIRECTORS’ INTERESTS – SUMMARY OF AWARDS VESTED, PURCHASES AND SALES MADE BY DIRECTORS IN 2011 (UNAUDITED)

	At 1 January 2011 (or appointment date)	Transactions during year

		Date	Shares	Notes	31 December 2011

Executive Directors

António Horta-Osório	100,000	1/3/11		Purchase on appointment
		30/3/11	167,099	March 2011 Share Buy Out award
		5/8/11	200,000	Purchase
		15/12/11	600,000	Purchase (150,000 ADRs)	1,067,099

G T Tate	529,015
		Monthly	4,420	2011 Share Incentive Plan purchase and matching shares
		23/8/11	175,746	Purchase
		24/8/11	80,000	Purchase (20,000 ADRs)	789,181

T J W Tookey	123,891
		Monthly	4,420	2011 Share Incentive Plan purchase and matching shares
		30/3/11	22,750	2008 Long Term Incentive Plan release
		30/3/11	52,896	2006 Executive Retention Plan release
		8/6/11	57,810	2008 Deferred Bonus Plan release
		8/6/11	-57,810	Sale
		24/11/11	112,000	Purchase	315,957

Non-Executive Directors

Sir Winfried Bischoff	800,000
		5/8/11	200,000	Purchase
		24/11/11	100,000	Purchase	1,100,000

A M Frew	—
		28/2/11	50,000	Purchase
		28/2/11	50,000	Purchase
		19/8/11	100,000	Purchase
		19/8/11	100,000	Purchase	300,000

Sir Julian Horn-Smith	227,890		—		227,890

Lord Leitch	55,787		—		55,787

G R Moreno	500,000
		25/2/11	200,000	Purchase (50,000 ADRs)
		5/8/11	300,000	Purchase (75,000 ADRs)
		23/11/11	200,000	Purchase (50,000 ADRs)	1,200,000

D L Roberts	378,670
		5/8/11	479,102	Purchase
		24/11/11	110,869	Purchase	968,641

T T Ryan	100,877
		28/2/11	100,000	Purchase
		5/8/11	200,000	Purchase	400,877

M A Scicluna	56,226
		6/5/11	36,346	Purchase	92,572

Anthony Watson	226,357
		5/8/11	50,000	Purchase
		15/8/11	50,000	Purchase
		19/8/11	50,000	Purchase	376,357

CORPORATE GOVERNANCE

STATEMENT ON US CORPORATE GOVERNANCE STANDARDS

As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds Banking Group plc’s main listing is on the London Stock Exchange, it follows the principles contained in the combined code on corporate governance issued by the UK Financial Reporting Council (the UK Code). The Group has complied with the provisions of the UK Code and has done so throughout 2011 regarding the provisions where the requirements are of a continuing nature. Key differences are set out below.

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

DIRECTORS’ CONFLICTS OF INTEREST

The Board, as permitted by the Company’s articles of association, has authorised all potential conflicts of interest that have been declared by individual directors. Decisions regarding these conflicts of interest could be and were only taken by directors who had no interest in the matter. In taking the decision, the directors acted in a way they considered, in good faith, would be most likely to promote the Company’s success. The directors have the ability to impose conditions, if thought appropriate, when granting authorisation. Any authorities given are reviewed at least every 15 months. No director is permitted to vote on any resolution or matter where he or she has an actual or potential conflict of interest. The Board confirms that no material conflicts were reported to it during the year.

The Board is committed to achieving long term success for the Company by being the best bank for customers and generating strong, stable and sustainable returns for shareholders. The Board’s strategy is underpinned by high standards of corporate governance designed to ensure consistency and rigour in its decision making. This report explains how those standards, in particular, those laid down in the Financial Reporting Council’s UK Corporate Governance Code (the UK Code), apply in practice to ensure that the Board and management work together for the long term benefit of the Company and its shareholders. The UK Code can be accessed at www.frc.org.uk.

LEADERSHIP AND ACCOUNTABILITY

The Chairman has overall responsibility for the leadership of the Board. His role is separate from that of the Group Chief Executive who manages and leads the business. A sound relationship between the Chairman and Group Chief Executive, based on a mutual understanding of their respective roles, is essential to maintaining an open culture with the Board. Establishing an effective working relationship with António Horta-Osório, the new Group Chief Executive, has therefore been a key area of focus for the Chairman this year.

The Board is collectively responsible for the long term success of the Company including setting the strategy and establishing the values and standards of the Group. The Group Strategic Review, initiated by António Horta-Osório in March 2011, has been a key area of focus for the Board during 2011 and all Directors participated fully in its formulation. An internal project team supported by McKinsey & Co, was established under the direction of the Group Chief Executive. Detailed plans and proposals were developed by the executive between March and June 2011. During that period, the Board met a number of times to consider, evaluate and challenge the proposals. Additional meetings took place with the Non-Executive Directors individually. The final challenge process took place during a two day Board Strategy session in June 2011. This meeting was held offsite to allow Directors to fully consider and evaluate the strategic options before they were put to the Board for approval. The offsite meeting also provided an opportunity to foster closer working relationships between Board members and the new senior team.

The Chairman has overall responsibility for leadership of the Board and for ensuring that the Board devotes its attention to the right matters. He oversees the content of the agendas which are finalised at Board Agenda Review meetings involving the Chairman, Group Chief Executive and Company Secretary. The Deputy Chairman and Senior Independent Director also attend. Details of the matters reserved to the Board are set out in the Board Governance Framework which is explained further below.

The Chairman, with the support of the Company Secretary, ensures that Directors receive timely and relevant information and are kept advised of key developments, both during and between formal meetings. During 2011, the timeliness of Board communications has been enhanced by the introduction of a secure board portal which enables Directors to access papers electronically as they become available. A weekly Board dashboard ensures that Directors are kept informed of key developments and emerging issues.

It is expected that all directors, but particularly the Non-Executive Directors, constructively challenge proposals that come to the Board for decision. Facilitating an open culture is key to achieving this. During 2011, the Board, led by the Deputy Chairman, developed a charter of values aimed at encouraging strong individual and independent views to broaden the Board’s outlook and strengthen its collective judgement.

Open dialogue is encouraged between Directors. To this end, the Chairman meets regularly with the Non-Executive Directors in the absence of Executive Directors either in private sessions held following regular Board or Committee meetings or in separately arranged meetings. The Executive Directors are aware of such meetings through the Board calendar. Non-Executive Directors meet at least once a year without the Chairman being present to discuss his performance. Such meetings are led by the Senior Independent Director. All Non-Executive Directors have ready access to the Group Chief Executive and other senior executives.

All Directors, including Non-Executive Directors, have access to the services of the Company Secretary in relation to discharging their duties as a director, or as a member of any Board Committee. The appointment, and removal, of the Company Secretary is a matter reserved for the Board as a whole. In addition, the Group provides access, at its expense, to the services of external advisers in order to assist directors in their role, wherever this is deemed necessary.

In 2011, a total of sixteen Board meetings were held of which nine were scheduled at the start of the year. The number of meetings held reflects the continuing challenging environment in which the Group operates and the emphasis placed on keeping the Board informed of developments on a timely basis. Details of attendance at meetings are set out on page 161.

CORPORATE GOVERNANCE

To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairmen. Terms of reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the membership, role and activities of each of the Committees can be found on pages 162 to 164.

GOVERNANCE FRAMEWORK

The Board operates through a Governance Framework which is reviewed at least annually to ensure that it remains fit for purpose. During 2011, the Governance Framework was reviewed and updated to reflect the Group Strategic Review and organisational changes. The revised Governance Framework was approved by the Board in December 2011 and comprises:

–	The Board Governance Framework. This is, in effect, the Board’s operating manual and sets out:

•

the matters that the Board has reserved to itself including the development and setting of strategy and long term objectives; approval of the medium term plan and financial budgets; capital and structure of capital; significant contracts; and various statutory and regulatory approvals;

	•	terms of reference of, and delegations to, the Board Committees to ensure an appropriate level of independent oversight by the Non-Executive Directors;

	•	delegation of the responsibility for day to day management of the business to the Group Chief Executive; and

	•	the respective roles and responsibilities of each of the Chairman, Group Chief Executive, Senior Independent Director and Non-Executive Directors.

–

The Executive Governance Framework. This is the means by which the Group Chief Executive delegates responsibilities at executive level to assist him in carrying out his duties. The Group Chief Executive reserves certain matters to himself and, subject to financial limits, delegates responsibilities to the Executive Directors, his direct reports and other senior executives who collectively make up the Group Executive Committee.

–

The Group Subsidiaries Manual. Lloyds Banking Group conducts its business through a large number of subsidiary entities. To help manage the legal, regulatory and reputational risks associated with these entities, the Group requires its subsidiaries to adopt consistent, proportionate and appropriate standards. The Group Subsidiaries Manual provides guidance on the required governance structures and controls having regard to the nature and risk profile of the entity. The Group Subsidiaries Manual was introduced in April 2011 and was updated in the second half of the year to reflect changes made to the overall Governance Framework in response to the Group Strategic Review.

BOARD EFFECTIVENESS

As Chairman, Sir Winfried Bischoff leads the ongoing review of the Board’s effectiveness. The Nomination & Governance Committee, which he also chairs, oversees the process and makes recommendations to the Board as appropriate. To ensure a broad representation of independent views including perspectives from each of the Committees, membership of the Nomination & Governance Committee comprises the Deputy Chairman, the Senior Independent Director, the Chairmen of the Audit, Remuneration and Risk Committees and one other independent Non-Executive Director. The Group Chief Executive also attends meetings as appropriate.

Key activities of the Nomination & Governance Committee are summarised in the Committees’ section on page 163. Given the importance of its role in ensuring effective governance of the Board, a more detailed review of the work of the Nomination & Governance Committee is provided here.

BOARD COMPOSITION

The Nomination & Governance Committee is responsible for reviewing the composition of the Board, including size and structure. During 2011, it oversaw the search and selection process for new directors, including Sara Weller, who was appointed as a Non-Executive Director on 1 February 2012, and the new Group Finance Director, George Culmer, who is expected to join the Board on 16 May 2012. In reviewing Board composition, the Committee has regard to a range of factors, including:

Skills and experience

In reviewing composition, the Board aims to ensure that its membership represents a mix of backgrounds and experience that will enhance the quality of its deliberations and decisions. As part of the ongoing review of composition, specific skills required by the Board are identified with reference to the overall skills of the Board at the time, the need to address longer term succession and current business priorities. All Directors are required to have good – and in most cases deep – experience and understanding of the banking and financial services sector. The complexity of the Group means that broader skills are also required. Maintaining the right balance is an ongoing priority.

The annual Board evaluation is instrumental in identifying any new skills requirements, as well as possible shortcomings, gaps and inefficiencies. As part of its longer term succession plans, the Board has identified a need for at least two new Non-Executive Directors: one with substantial insurance experience and another with in-depth accounting and financial expertise to continue to meet the FRC and SEC’s ‘financial expert’ criteria.

Diversity

The Board continues to place emphasis on ensuring that its membership reflects diversity in the broadest sense including diversity of gender, ethnicity and background. The Group welcomes and publicly supports the Davies Review. The Board has committed to show demonstrable progress towards the goal of achieving at least 25 per cent (and ultimately 30 per cent) female representation on the Board by 2013 and expects to meet this by 2015. As a founder member of the 30% Club, which encourages UK companies to aim for at least 30 per cent female representation on their boards by 2015, Sir Winfried Bischoff takes an active interest in promoting diversity within the Group and in business more generally. The Nomination & Governance Committee currently utilises the services of an Executive search firm which has signed up to the 30% Club’s voluntary Code of Conduct for Executive Search firms.

The Group aims over time to be a leader in its approach to gender diversity. It will continue to focus on diversity and inclusion in order to build a diverse talent pipeline so that there is an appropriate number of talented women ready to make the next move in their careers.

Board size

The Group’s aim is to ensure that the size of the Board is sufficient to reflect a broad range of views and perspectives whilst allowing all Directors to participate effectively in meetings. At year end, the Board comprised twelve directors which is within the range agreed by the Nomination & Governance Committee.

CORPORATE GOVERNANCE

Independence

The Board’s preference is to ensure a strong majority of independent directors. At year end, the Board comprised three Executive Directors, eight independent Non-Executive Directors and the Chairman. The UK Code requirement that at least half the Board should be independent Non-Executive Directors has been met throughout the year.

The Nomination & Governance Committee is responsible for assessing the independence of Non-Executive Directors on appointment and annually thereafter. Based on its 2011 assessment, it is satisfied that throughout the year, all Non-Executive Directors were independent as to both character and judgement.

In assessing independence, the Committee does not rely solely on the UK Code criteria but considers whether, in fact, the Non-Executive Director is demonstrably independent and free of relationships and other circumstances that could affect their judgement. It does this with reference to the individual performance and conduct in reaching decisions. It also takes account of any relationships that have been disclosed and authorised by the Board. In the view of the Nomination & Governance Committee, Glen Moreno, who between January and August 2009, was acting Chairman of United Kingdom Financial Investments (UKFI), the body which manages the Government’s shareholding in the Group, continues to exercise his own, and robustly independent judgement, at all times.

Board changes

Non-Executive Directors

The Nomination & Governance Committee is responsible for leading and overseeing appointments to the Board. The process of identification of potential new Non-Executive Directors, is undertaken on a rolling basis alongside the continuous review of the composition of the Board. Where appropriate, this is conducted with the support of an executive search firm.

On 1 February 2012 the Group announced the appointment of Sara Weller as a Non-Executive Director and as a member of each of the Remuneration and Risk Committees. Sara’s career, characterised by strong advocacy of customers and of the application of new technology, directly supports the Group’s strategy. In addition, her background in a range of retail and associated sectors enhances the diversity of perspectives on the Board.

On 27 February 2012, the Group announced that with effect from 17 May 2012, the Board had appointed David Roberts as Deputy Chairman and Tony Watson as Senior Independent Director.

Group Chief Executive succession and interim arrangements

On 1 March 2011, António Horta-Osório was appointed Group Chief Executive replacing Eric Daniels who retired on 28 February 2011. Consistent with his contractual entitlement to notice, Eric Daniels remained employed by the Group until the end of September 2011.

The detailed process leading to the appointment of António Horta-Osório was explained in the 2010 Corporate Governance Report. He joined the Board as an Executive Director on 17 January 2011. This allowed him time to get to know the business and to complete an orderly handover before assuming the role of Group Chief Executive on 1 March 2011.

On 2 November 2011, the Board announced that, acting on medical advice, António Horta-Osório would be taking a short leave of absence due to exhaustion. He returned to work in full health on 9 January 2012. In the period from 2 November 2011 to 8 January 2012, Tim Tookey was appointed Interim Group Chief Executive in addition to his role as Group Finance Director. Interim governance arrangements were implemented to ensure that:

–	all authorities vested in the Group Chief Executive were automatically deemed to vest in the Interim Group Chief Executive for as long as that office was required; and

–

where internal governance arrangements required a ‘four eyes’ approval, these could not be achieved by one person acting in the capacity of both the Group Chief Executive and Group Finance Director. Arrangements were put in place to ensure that either the Chief Risk Officer or Company Secretary provided the necessary second pair of eyes.

Throughout António’s absence, the Board kept its contingency arrangements under review. On 21 November 2011, the Board announced that one of its Non-Executive Directors, David Roberts, would be appointed to the role of Interim Group Chief Executive in the event that António Horta-Osório was unable to return by the end of the year. In the event, this contingency was not required.

The Board kept in close contact with António during his absence. Prior to his return to work, the Board followed a rigorous process to ensure that it was in the best interests of the Group and its shareholders for António to return as Group Chief Executive. This process involved independent medical assessment as well as individual meetings between António and each Board member. As a result of this process, the Board concluded that António was fit to return to work on 9 January 2012. To avoid a recurrence and to assist him in adjusting to the role, the Board agreed to an initiative from António to restructure and reduce his direct reporting lines in order to strengthen the accountabilities of his senior management team. The new structure was announced on 1 February 2012.

Retirements

The following retirements took place in the course of the year:

–	Eric Daniels: see Group Chief Executive succession above;

–	Archie Kane: Group Executive Director, Insurance who retired at the Company’s general meeting on 18 May 2011; and

–	Helen Weir: Group Executive Director, Retail who stepped down at the Company’s general meeting on 18 May 2011.

On 19 September 2011, the Group announced the retirement of Lord Leitch as Deputy Chairman of the Group and Chairman of Scottish Widows. Lord Leitch remained on the Board until 29 February 2012.

On 19 September, the Group also announced that Tim Tookey would stand down as Group Finance Director with effect from the end of February 2012 to pursue interests outside the Group. On 24 February 2012, the Group announced that Tim Tookey would stand down as Group Finance Director with effect from that date.

Since the year end the following announcements have been made:

–	On 1 February 2012, the Group announced that Sir Julian Horn-Smith would retire from the Board at the annual general meeting and would not stand for re-election as a Director;

CORPORATE GOVERNANCE

–	On 6 February 2012, the Group announced that Truett Tate would resign from the Board with immediate effect; and

–	On 27 February 2012, the Group announced that Glen Moreno would retire from the Board at the annual general meeting and would not stand for re-election as a Director.

Time commitments

In 2011, as in 2009 and 2010, the time commitment demanded of all Non-Executive Directors was considerable and substantially in excess of the time envisaged in their terms of appointment. The detail set out on page 161 shows the Board meetings that the directors have attended including those called at short notice. There has been no increase to fees since January 2008 to reflect the increased workload and additional time spent on Lloyds Banking Group business.

Election and re-election

As indicated in 2010, in the interests of good corporate governance and in accordance with provisions of the UK Code now in force, Directors will retire voluntarily and submit themselves for re-election at the annual general meeting. Biographies of the career experience of the current directors are set out on pages 137 to 138. To assist in the voting process, details of the Directors seeking re-election at the annual general meeting are set out in the notice of meeting sent to all shareholders.

Succession planning

The Nomination & Governance Committee oversees the Board’s arrangements for the longer term succession of Board and Committee members.

Non-Executive succession planning

Non-executive director succession planning is addressed as part of the ongoing review of Board composition. The policy takes account of the need regularly to refresh the intake of Non-Executives to bring new perspectives, to ensure appropriate representation on each of the Board’s Committees and to plan for longer term succession. The average tenure of the Non-Executive Directors is just over two years. Following the move to annual re-election of directors, non-executive directors are appointed on a rolling 12 months basis.

Executive Directors and senior executives

The Nomination & Governance Committee and the Board are responsible for oversight of the process for succession and management development of the most senior executives both at and below Board level, including Executive Directors and members of the Group Executive Committee. The primary responsibility rests with the Group Chief Executive who is responsible for developing and maintaining a succession plan for key leadership positions in the senior executive team. Arrangements are reviewed with the Nomination & Governance Committee at least annually with the latest review taking place in September 2011.

The Chairman is responsible for developing and maintaining a succession plan in relation to the Group Chief Executive and for reviewing the plan with the Nomination & Governance Committee at least annually. During 2011, emphasis was also placed on contingency arrangements during the Group Chief Executive’s leave of absence.

Board training

Directors’ induction

All Directors are expected to make an informed contribution based on an understanding of the Group’s business model and the key challenges facing the Group and its businesses. To ensure that they can contribute from an early stage, all Directors undergo an extensive three stage induction on appointment comprising:

–	a corporate induction, which provides an overview of the Group, its strategy, operational structures and main business activities;

–

governance and directors’ responsibilities, which explains the role and statutory duties of a Non-Executive Director including the roles and responsibilities owed by banks and other financial services firms to the FSA and other regulatory bodies; and

–

a bespoke induction plan prepared in consultation with the Chairman, tailored to the individual needs of the director, to the specific role that they will carry out, and their skills/experience to date.

Board training

The Board receives regular refresher training and information sessions to address current business or emerging issues. In the course of 2011, Non-Executives Directors undertook approximately two days of training, including nine hours of structured training during Board meetings. This is delivered through a variety of means, including sessions on matters such as capital and liquidity (including stress testing requirements); regulatory updates for approved persons; accounting development updates and updates on credit rating agency developments. In addition, the Audit Committee arranged a series of ‘deep dives’ to which all Board members were invited, and which provided an in-depth review of the operations of each of the business divisions and of the latest accounting standards and operating methodologies. Sessions were delivered for several business areas amounting to three and a half days in total.

Board evaluation and performance

Having conducted thorough and rigorous externally facilitated evaluations in 2009 and 2010 (as well as in earlier years), the Board accepted the recommendation of the Nomination & Governance Committee that the 2011 evaluation should be facilitated internally, reverting to an external review for 2012.

The 2011 Board evaluation process was overseen by the Nomination & Governance Committee and took the form of:

–	a detailed questionnaire, drafted by Group Secretariat in conjunction with the Chairman, to assess the effectiveness of the Board, its Committees and individual Directors;

–	individual follow up interviews with the Chairman; and

–	formulation of an action plan for adoption by the Board.

CORPORATE GOVERNANCE

REMUNERATION

The Remuneration Committee, chaired by Anthony Watson, is responsible for overseeing the Group’s remuneration arrangements and compliance with the FSA’s Remuneration Code. The Remuneration Committee’s terms of reference are available on the website at www.lloydsbankinggroup.com.

An overview of the Remuneration Committee is set out on page 163. The work of the Remuneration Committee is explained in Compensation on page 140.

SHAREHOLDER ENGAGEMENT

The Board recognises the importance of promoting mutual understanding between the Company and its shareholders through greater engagement. In 2011, there was regular dialogue with institutional shareholders with more than 400 equity investor meetings undertaken in the year. Many of these meetings were undertaken by senior management (primarily the Group Chief Executive and Group Finance Director) or Board members. The Chairman has also attended a number of meetings with shareholders to discuss governance and strategic direction. Anthony Watson, as Chairman of the Remuneration Committee, regularly meets the larger shareholders to discuss executive remuneration issues while the Senior Independent Director separately meets with a range of major shareholders.

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

The Company Secretary oversees communications with private shareholders. The Group’s annual general meeting provides an opportunity to meet the Group’s Directors and to hear more about the strategy of the Group. Shareholders are encouraged to attend the annual general meeting and to raise any questions at the meeting or in advance, using the email address shown in the pack which will be sent to shareholders in March 2012.

Scottish Widows Investment Partnership, one of Europe’s largest asset managers and a Group company, complies with the principles of the Financial Reporting Council’s Stewardship Code, as published in July 2010. Details of Scottish Widows Investment Partnership’s approach to stewardship and corporate governance can be found on its website, www.swip.com.

CONCLUSION

In conclusion, the Group confirms its compliance with all relevant provisions of the UK Code throughout the year ending 31 December 2011.

CORPORATE GOVERNANCE

ATTENDANCE AT MEETINGS

The attendance of Directors at Board meetings and at meetings of the Audit, Nomination & Governance, Remuneration and Risk Committees of which they were members during 2011 is shown in the table.

Numbers in brackets show the maximum number of meetings that each Director could have attended in 2011 including ad hoc meetings or those called at short notice.

	Board meetings			Audit Committee		Nomination & Governance Committee	Remuneration Committee	Risk Committee

	Regular	Ad hoc	Total	Regular	Ad hoc [1]	Regular	Regular	Regular	Ad hoc

Number of meetings during the year	9	7	16	8	7	4	12	6	1

Current directors who served during 2011

Sir Winfried Bischoff	9	7			6	4	12	5	1
António Horta-Osório[2]	7(7)	4(5)
A M Frew	9	5		7	6			5	1
Sir Julian Horn-Smith[3]	7	4			2	3	8	2
G R Moreno[3]	9	5			3	4
D L Roberts	9	6		8	7	4	12	6	1
T T Ryan	8	3		8	5		10	6	1
M A Scicluna	9	7		8	7	4		6	1
Anthony Watson	9	5		8	7	4	12

Former directors who served during 2011

J E Daniels[4]	2(2)	2(3)
A G Kane[5]	3(4)	3(4)
Lord Leitch[6]	9	5		8	4	4	11
G T Tate[7]	9	6
T J W Tookey[8]	9	7
H A Weir[9]	2(4)	3(4)

[1]

One formal ad hoc Audit Committee meeting was held during 2011 and attended by all members of the Audit Committee. In addition, the Audit Committee arranged five half day and one full day “deep dive” sessions during 2011 which were open to, and attended by, other members of the Board. The “deep dives” formed part of the Board training programme described on page 159.

[2]	Appointed to the Board on 17 January 2011. On leave of absence from 2 November 2011 to 8 January 2012 and was therefore absent from meetings between these dates. See page 158 for details.

[3]	Director until 17 May 2012.

[4]	Director until 28 February 2011.

[5]	Director until 18 May 2011. Archie Kane attended all Board meetings prior to the announcement that he would be retiring from the Board.

[6]	Director until 29 February 2012.

[7]	Director until 6 February 2012.

[8]	Director until 24 February 2012.

[9]	Director until 18 May 2011. Helen Weir attended all Board meetings prior to the announcement that she would be stepping down from the Board.

Some Directors attended Committee meetings as attendees periodically throughout the year. This attendance is not shown in the table.

CORPORATE GOVERNANCE

BOARD COMMITTEES

The tables below set out a summary of the membership and role of each of the Board Committees, along with the activities they performed during 2011. There is a standing invitation for all Non-Executive Directors to attend Committee meetings of which they are not members. All Committee terms of reference are displayed on the website, www.lloydsbankinggroup.com or are available from the Company Secretary.

COMMITTEE	PURPOSE

AUDIT Chairman Martin Scicluna Members Anita Frew Lord Leitch (until 29 February 2012) David Roberts Tim Ryan Anthony Watson	To monitor and review the formal arrangements established by the Board in respect of:

(a) the financial statements and reporting of the Group;

(b) internal controls and the risk management framework;

(c) internal audit; and

(d) the Group’s relationship with its external auditors.

RESPONSIBILITIES

	–	reviews the financial statements published in the name of the Board and the quality and acceptability of the related accounting policies, practices and financial reporting disclosures;

	–	reviews the scope of the work of the Group Audit Department, reports from that department and the adequacy of its resources;

	–	reviews the effectiveness of the systems for internal control, risk management and compliance with financial services legislation and regulations;

	–	approves the external auditors’ terms of engagement and remuneration;

	–	assesses the external auditors’ independence and objectivity;

	–	recommends the external auditors’ appointment, re-appointment and removal;

	–	reviews the results of the external audit and its cost effectiveness;

	–	reviews reports from the auditors on audit planning and their findings on accounting and internal control systems; and

	–	reviews procedures for handling complaints regarding accounting, internal accounting controls or auditing matters and for staff to raise concerns in confidence.

2011 ACTIVITIES

	–	reviewed and recommended to the Board the Group annual and interim reports and accounts;

	–	reviewed significant accounting matters as discussed with the auditors;

	–	reviewed the Group’s position as a going concern;

	–	reviewed the appointment of the auditors and approved their remuneration;

	–	attended one full day and five half day ‘deep dive’ sessions with each of the divisions;

	–	reviewed litigation and regulatory risks;

	–	received reports from the Divisional Financial Control Committees and the Group Risk Committee;

	–	received reports from the internal audit department on internal controls, including SOX reports;

	–	reviewed the Group’s key finance programmes;

	–	reviewed details of the Group’s whistle blowing procedures and incidents; and

	–	discussed the level of impairments.

CORPORATE GOVERNANCE

COMMITTEE	PURPOSE

NOMINATION &
GOVERNANCE

Chairman
Sir Winfried Bischoff

Members
Sir Julian Horn-Smith (until 17 May 2012)
Lord Leitch (until 29 February
2012)
Glen Moreno (until 17 May 2012)
David Roberts
Martin Scicluna
Anthony Watson

To keep the Board’s governance arrangements under review and make appropriate recommendations to the Board to ensure that the Company’s arrangements are consistent with best practice corporate governance standards.

RESPONSIBILITIES

	–	reviews the structure, size and composition of the Board;

	–	oversees the selection process for prospective directors;

	–	makes recommendations to the Board on potential appointments and reappointments of Directors at the end of their specified term;

	–	considers Board succession;

	–	oversees the annual evaluation of the performance of the Board;

	–	reviews the Board’s governance arrangements;

	–	oversees the Group’s implementation of governance requirements; and

	–	oversees the process for appointments of new Non-Executive Directors and makes recommendations to the Board.

2011 ACTIVITIES

	–	reviewed Board composition including the Group’s response to the Davies Review and diversity targets;

	–	oversaw the search and selection process for new non executive directors and the Group Finance Director;

	–	oversaw the Board Evaluation process including formulation of the action plan;

	–	reviewed the Governance Framework to ensure consistency with the Group Strategic Review, organisational changes and emerging developments; and

	–	reviewed the adequacy of the Group’s succession plan, including contingency arrangements during the Group Chief Executive’s leave of absence.

COMMITTEE	PURPOSE

REMUNERATION

Chairman
Anthony Watson

Members
Sir Winfried Bischoff
Sir Julian Horn-Smith (until 17 May 2012)
Lord Leitch (until 29 February
2012)
David Roberts
Tim Ryan
Sara Weller (from 1 February 2012)

To set the principles and parameters of remuneration policy for the Group, and to oversee remuneration policy and outcomes for those colleagues specified in the terms of reference

RESPONSIBILITIES

Information about the Remuneration Committee’s responsibilities is given in Compensation on page 140.

2011 ACTIVITIES

Information about the Remuneration Committee’s activities during 2011 is given in Compensation on page 140.

CORPORATE GOVERNANCE

COMMITTEE	PURPOSE

RISK Chairman David Roberts Members Sir Winfried Bischoff Anita Frew Sir Julian Horn-Smith (until 17 May 2012) Tim Ryan Martin Scicluna Sara Weller (from 1 February 2012)	To review and report its conclusions to the Board on:

(a) the Group’s risk appetite; and

(b) the Group’s risk management framework, taking a forward looking perspective and anticipating changes in business conditions.

RESPONSIBILITIES

	–	facilitates the involvement of Non-Executive Directors in risk issues and aids their understanding of these issues;

	–	oversees adherence to Group risk policies and standards and considers any material amendments to them; and

	–	reviews the work of the Group Risk Division

2011 ACTIVITIES

	–	reviewed the Group consolidated risk report and received an update from the Chief Risk Officer at each meeting;

	–	reviewed the risk and control frameworks;

	–	reviewed the Internal Capital Adequacy Assessment Process report;

	–	reviewed the Group’s funding plan and stress testing process;

	–	participated in deep dives in conjunction with each division and with members of the group risk team;

	–	reviewed the Group’s risk appetite framework; and

	–	reviewed the Group’s report on financial crime

COMPLIANCE WITH THE BRITISH BANKERS’ ASSOCIATION CODE FOR FINANCIAL REPORTING DISCLOSURE

In September 2010, the British Bankers’ Association published a Code for Financial Reporting Disclosure (the ‘Disclosure Code’). The Disclosure Code sets out five disclosure principles together with supporting guidance. The principles are that UK banks: commit to providing high quality, meaningful and decision-useful disclosures; commit to ongoing review of, and enhancement to, their financial instrument disclosures for key areas of interest; will assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; will seek to enhance the comparability of financial statement disclosures across the UK banking sector; and will clearly differentiate in their annual reports between information that is audited and information that is unaudited.

The Group and other major UK banks have voluntarily adopted the Disclosure Code in their 2011 financial statements. The Group’s 2011 financial statements have therefore been prepared in compliance with the Disclosure Code’s principles.

CORPORATE GOVERNANCE

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

The Directors and senior management are committed to maintaining a control-conscious culture across all areas of operation. This is communicated to all employees by way of published policies and procedures and regular management briefings. A requirement to comply with internal control risk policies is a key component of individual staff objectives expressed in the balanced scorecard. Key business risks are identified, and these are controlled by means of procedures such as physical controls, credit, trading and other authorisation limits and segregation of duties. In addition, there is an annual control self assessment exercise whereby the key businesses and head office functions review specific controls and attest to the accuracy of their assessments. The assessment covers all enterprise-wide risk management categories and is in accordance with the principles of the UK Code. As in previous years, this exercise was completed for the year ended 31 December 2011. All returns have been satisfactorily completed and appropriately certified.

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

There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Company. This process has been in place for the year under review and up to the date of the approval of the annual report and is regularly reviewed by the Board. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is given within the Risk Management Report on pages 58 to 131.

AUDITOR INDEPENDENCE AND REMUNERATION

Both the Board and the external auditors have safeguards in place to protect the independence and objectivity of the external auditors. The Audit Committee has a comprehensive policy to regulate the use of auditors for non-audit services. This policy sets out the nature of work the external auditors may not undertake, which includes work which will ultimately be subject to external audit, internal audit services and secondments to senior management positions in the Group that involve decision-making. It also includes the Group’s policy on hiring former external audit staff. For those services that are deemed appropriate for the auditors to carry out, the policy sets out the approval process that must be followed for each type of assignment. The Chairman of the Audit Committee must be consulted regarding potential instructions in respect of allowable non-audit services with a value above defined fee limits.

Each year the Audit Committee establishes a limit on the fees that can be paid to the external auditors in respect of non-audit services and monitors quarterly the amounts paid to the auditors in this regard. The external auditors also report regularly to the Audit Committee on the actions that they have taken to comply with professional and regulatory requirements and current best practice in order to maintain their independence. This includes the rotation of key members of the audit team. Total auditor remuneration analysed between audit and other services is shown in note 11 to the financial statements.

The Audit Committee evaluated the performance of the external auditors during the year and will periodically continue to do so. The Audit Committee has not considered it necessary to require an independent tender process.

DISCLOSURE CONTROLS AND PROCEDURES

As of 31 December 2011, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Finance Director, Group Finance, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Finance Director, Group Finance concluded that the Company’s disclosure controls and procedures, as at 31 December 2011, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2011 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.

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

CORPORATE GOVERNANCE

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The management of Lloyds Banking Group plc assessed the effectiveness of the Company’s internal control over financial reporting as at 31 December 2011 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in its report ‘Internal Control – Integrated Framework’. Based on this assessment, management concluded that, as at 31 December 2011, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an audit report on the Company’s internal control over financial reporting as of 31 December 2011. This report appears on page F-2.

GOING CONCERN

The going concern of the Company and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the directors have considered a number of key dependencies which are set out in the risk management section under principal risks and uncertainties: liquidity and funding on pages 64 and 65 and financial soundness on pages 70 to 86 and additionally have considered projections for the Group’s capital and funding position. Having considered these, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the accounts.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

At 9 March 2012, The Solicitor for the Affairs of Her Majesty’s Treasury had a direct interest of 40.1 per cent (27,608,563,642 ordinary shares) in the Company’s issued share capital with rights to vote in all circumstances at general meetings. No other notification has been received that anyone has an interest of 3 per cent or more in the Company’s issued ordinary share capital. Further information on The Solicitor for the Affairs of Her Majesty’s Treasury’s shareholding in the Company is provided in – Information about the Lloyds Banking Group’s relationship with the UK Government and Business – History and development of Lloyds Banking Group.

All shareholders within a class of the Company’s shares have the same voting rights.

RELATED PARTY TRANSACTIONS

The Group, as at 31 December 2011, had related party transactions with 24 key management personnel and certain of its pension funds, OEICs and joint ventures and associates. See note 53 to the consolidated financial statements. In addition, material contracts with HM Treasury are described in the Information about the Lloyds Banking Group’s relationship with the UK Government section below.

From 1 January 2011, in accordance with IAS 24 (Revised), UK Government-controlled entities became related parties of the Group. The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

Except as described below under Information about the Lloyds Banking Group’s relationship with the UK Government, there are no transactions to which the Group is a party involving the UK Government or any body controlled by the UK Government which are material to the Group or, to the Group’s knowledge, to the UK Government or any UK Government controlled body, that were not made in the ordinary course of business, or that are unusual in their nature or conditions. However, considering the nature and scope of the bodies controlled by the UK Government, it may be difficult for the Group to know whether a transaction is material for such a body.

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

The Group also engages in numerous transactions on arm’s length commercial terms in the ordinary course of its business with the Government and its various departments and agencies, as well as with other companies in which the Government has invested. This includes financings, lending, banking, asset management and other transactions with UK financial institutions in which the Government has invested. During 2010 and 2011 the Group made use of these measures in order to maintain and improve a stable funding position.

INFORMATION ABOUT THE LLOYDS BANKING GROUP’S RELATIONSHIP WITH THE UK GOVERNMENT

HM TREASURY SHAREHOLDING

As at 9 March 2012, the Solicitor for the Affairs of Her Majesty’s Treasury (as nominee for HM Treasury) had a direct interest of 40.1 per cent in the Company’s issued share capital with rights to vote in all circumstances at general meetings.

HM Treasury’s shareholding in the Company is currently managed by UKFI on behalf of HM Treasury. This relationship falls within the scope of the revised framework document between HM Treasury and UKFI published on 1 October 2010 – for more information see Risk Factors – Government Related Risks – The Commissioners of Her Majesty’s Treasury is the largest shareholder of the Company. Through its shareholding in, and other relationships with, the Company, HM Treasury is in a position to exert significant influence over the Group and its business.

The goals of the framework document are consistent with the stated public policy aims of HM Treasury, as articulated in a variety of public announcements (as at 6 May 2011). In the publication ‘An Introduction: Who We Are, What We Do and the Framework Document Which Governs the Relationship Between UKFI and HM Treasury’, it is stated that UKFI is to ‘develop and execute an investment strategy for disposing of the investments in the banks in an orderly and active way through sale, redemption, buy-back or other means within the context of an overarching objective of protecting and creating value for the taxpayer as shareholder, paying due regard to the maintenance of financial stability and to acting in a way that promotes competition’. It further states that UKFI will manage the shareholdings of UK financial institutions in which HM Treasury holds an interest ‘on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined therein) (including with respect to individual lending or remuneration decisions)’.

HM Treasury’s shareholding in the Company is a consequence of its subscription for equity securities of the Company and of HBOS (prior to the acquisition of HBOS by the Company) in the 2008 placing and open offer and preference share subscription, the concomitant placing and open offer by HBOS, the 2009 Placing and Open Offer and the Company’s 2009 Rights Issue.

The Company and HM Treasury in January 2009 entered into a registration rights agreement granting customary demand and ‘piggyback’ registration rights in the United States under the United States Securities Act 1933, as amended, to HM Treasury with respect to any ordinary shares of the Group held by HM Treasury. The agreement was amended in June 2009 to include as registrable securities the new shares subscribed for by HM Treasury in the 2009 placing and open offer, any other securities in the Company called by HM Treasury to be issued by any person and any securities issued by HM Treasury which are exchangeable for, convertible into, give rights over or are referable to any such securities. The Company also in June 2009 entered into a resale rights agreement with HM Treasury in which it agreed to provide its assistance to HM Treasury in connection with any proposed sale by HM Treasury of ordinary shares, other securities held by HM Treasury in the Company or any securities of any description caused by HM Treasury to be issued by any person which are exchangeable for, convertible into, give rights over or are referable to such ordinary shares or other securities issued by the Group, to be sold in such jurisdictions (other than the United States) and in such manner as HM Treasury may determine.

OTHER RELATED PARTY TRANSACTIONS WITH THE UK GOVERNMENT

GOVERNMENT AND CENTRAL BANK FACILITIES

During the year ended 31 December 2011, the Group participated in a number of schemes operated by the UK Government and central banks made available to eligible banks and building societies.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SPECIAL LIQUIDITY SCHEME AND CREDIT GUARANTEE SCHEME

The Bank of England’s UK Special Liquidity Scheme was launched in April 2008 to allow financial institutions to swap temporarily illiquid assets for treasury bills, with fees charged based on the spread between 3-month LIBOR and the 3-month gilt repo rate. The scheme will operate for up to three years after the end of the drawdown period (30 January 2009) at the Bank of England’s discretion. At 31 December 2011, the Group did not utilise the Special Liquidity Scheme.

HM Treasury launched the Credit Guarantee Scheme in October 2008 as part of a range of measures announced by the UK Government intended to ease the turbulence in the UK banking system. It charged a commercial fee for the guarantee of new short and medium term debt issuance. The fee payable to HM Treasury on guaranteed issues was based on a per annum rate of 50 basis points plus the median five-year credit default swap spread. The drawdown window for the Credit Guarantee Scheme closed for new issuance at the end of February 2010. At 31 December 2011, the Group had £23.5 billion of debt in issue under the Credit Guarantee Scheme (31 December 2010: £45.4 billion). During the year, fees of £28 million paid to HM Treasury in respect of guaranteed funding were included in the Group’s income statement.

LENDING COMMITMENTS

In February 2011, the Company (together with Barclays, RBS, HSBC and Santander) announced, as a part of the ‘Project Merlin’ agreement with HM Treasury, its capacity and willingness to increase gross business lending (including to small and medium-sized enterprises) during 2011. The Company fully delivered its share of this agreed lending. The Company has made a unilateral lending pledge for 2012 as part of its publicly announced SME Charter. For more information on ‘Project Merlin’ see Risk Factors – Government Related Risks.

BIG SOCIETY CAPITAL

In January 2012 the Group agreed to commit up to £50 million of equity investment into the Big Society Capital Fund. The Fund, which was created as part of the Project Merlin arrangements, will be a UK social investment fund.

BUSINESS GROWTH FUND

In May 2011 the Group agreed, together with the Royal Bank of Scotland plc (and three other non-related parties), to subscribe for shares in the Business Growth Fund plc, the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010. During 2011, the Group has incurred sunk costs of £4 million which have been written off. As at 31 December 2011, the Group’s investment in the Business Growth Fund was £20 million.

GAPS WITHDRAWAL DEED

In November 2009, following its withdrawal from its proposed participation in GAPS, the Company entered into the GAPS withdrawal deed with HM Treasury pursuant to which, among other matters, the Company paid HM Treasury £2,500 million in recognition of the benefits to the Group’s trading operations arising as a result of HM Treasury proposing to make GAPS available to the Group and, in addition, reimbursed HM Treasury various costs.

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

(v)

agreed to develop with the FSA, and implement, a medium term funding plan aimed at reducing dependence on short term funding to be regularly reviewed by the FSA, the Bank of England and HM Treasury (together, the ‘Tripartite Authorities’); and

(vi)

agreed to implement any measures relating to personal current accounts agreed between the OFT and the UK banking industry: (i) as detailed in the OFT’s report ‘Personal current accounts in the UK – a follow up report, October 2009’ and (ii) relating to fees and charges, and the terms and conditions of personal current accounts where any such measures are within the scope of current negotiations with respect thereto.

STATE AID

As part of the European Commission’s decision approving state aid to the Group, the Group was required to submit the Restructuring Plan to the European Commission in the context of a state aid review. The plan was required to support the long-term viability of the Group, and remedy any distortion of competition and trade in the European Union arising from the state aid received by the Group. The College of Commissioners

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

announced its formal approval of the state aid on 18 November 2009 and concluded that the Restructuring Plan was appropriate to achieve the aforementioned aims.

The Restructuring Plan consists of the following principal elements: (i) the disposal of a retail banking business with at least 600 branches, a 4.6 per cent. share of the personal current accounts market in the UK and up to 19.2 per cent. of Lloyds Banking Group’s mortgage assets; (ii) an asset reduction programme to achieve £181 billion reduction in certain parts of its balance sheet by the end of 2014; and (iii) behavioural commitments, including commitments which restrict the Group’s ability to make certain acquisitions for approximately three to four years and not to make discretionary payments of coupons or to exercise voluntary call options on hybrid securities from 31 January 2010 until 31 January 2012, which prevented Lloyds Banking Group from paying dividends on its ordinary shares for the same duration.

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

The Group continues to work closely with the European Commission, HM Treasury and the Monitoring Trustee appointed by the European Commission to ensure the implementation of the Restructuring Plan. In June 2011 the Group issued an Information Memorandum to potential bidders for the retail banking business, which the European Commission confirmed met the requirements to commence the formal sale process for the sale no later than 30 November 2011. In December 2011 the Group announced that, having reviewed the formal offers made, its preferred option was for a direct sale and that it was entering exclusive discussions with The Co-operative Group. The Group continues to expect to be in a position to update shareholders on progress towards the end of March 2012 at which time, if appropriate, it will provide further details on the proposed transaction. The Group is also continuing to progress an alternative disposal option of an Initial Public Offering (IPO) in parallel.

OTHER RELATIONSHIPS WITH THE UK GOVERNMENT

The Group, in common with other financial institutions, is also working closely with a number of Government departments and agencies on various industry-wide initiatives that are intended to support the Government’s objective of economic recovery and greater stability in the wider financial system.

For more detail on industry-wide initiatives see Business Growth Fund and Big Society Capital above.

REGULATION

OVERVIEW OF UK REGULATION

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

The FSA Handbook sets out rules and guidance across a range of issues with which financial institutions are required to comply including prudential rules relating to capital adequacy and liquidity, high level principles of business and detailed conduct of business standards and reporting standards.

In April 2011, the FSA commenced an internal reorganisation as a first step in a process towards the formal transition of regulatory and supervisory powers from the FSA to the new FCA and PRA in 2013. Until this time the responsibility for regulating and supervising the activities of the Group and its subsidiaries will remain with the FSA. On 2 April the FSA will introduce a new ‘twin peaks’ model and the intention is to move the FSA as close as possible to the new style of regulation outlined in the Financial Services Bill. There will be two independent groups of supervisors for banks, insurers and major investment firms covering prudential and conduct. All other firms (those not dual regulated) will be solely supervised by the conduct supervisors.

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

THE FINANCIAL SERVICES COMPENSATION SCHEME (FSCS)

The FSCS was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. Companies within the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it. The FSCS is funded by levies on firms authorised by the FSA, including companies within the Group.

LENDING STANDARDS BOARD

The Lending Standards Board (formerly the Banking Code Standards Board) is responsible for monitoring and enforcing compliance with the Lending Code introduced on 1 November 2009, which relates to lending to private customers and small businesses.

UK OFFICE OF FAIR TRADING (OFT)

The OFT is the UK’s consumer and competition authority. Its regulatory and enforcement powers impact the banking sector in a number of ways, including powers to investigate and prosecute a number of criminal offences under competition and consumer law.

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

INDEPENDENT COMMISSION ON BANKING

The Government appointed an Independent Commission on Banking (ICB) to review possible measures to reform the UK banking system and promote stability and competition. The ICB published its final report on 12 September 2011, putting forward recommendations to require ring-fencing of the retail activities of banks from their investment banking activities and additional capital requirements beyond those required by the guidelines of the Basel Committee on Banking Supervision. The Report also makes recommendations in relation to the competitiveness of the UK banking market, including enhancing the competition remit of the new Financial Conduct Authority (FCA), implementing a new industry-wide current account switching process by September 2013, and improving transparency. The ICB, which following the final report was disbanded, had the authority only to make recommendations, which the Government could choose to accept or reject.

The ICB specifically recommended in relation to the Group’s EU mandated branch disposal (Project Verde), that, to create a strong challenger in the UK banking market, the entity which results from the divestiture should have a share of the Personal Current Account (PCA) market of at least 6 per cent (although this does not need to arise solely from the current accounts acquired from the Company) and a funding position at least as strong as its peers. The ICB did not specify a definitive timeframe for the divested entity to achieve a 6 per cent market share of PCAs but recommended that a market investigation should be carefully considered by competition authorities if ‘a strong and effective challenger’ has not resulted from the Company’s divestiture by 2015. The ICB did not recommend that the Company should increase the size of the Project Verde disposal from that agreed with the European Commission but recommended that the Government prioritise the emergence of a strong new challenger over reducing market concentration through a ‘substantially enhanced’ divestiture by the Group. As at December 2011, Project Verde incorporated 632 branches and 5.2 million customers with a personal current account market share in the UK of approximately 4.6 per cent. A negotiation process is ongoing in relation to the sale of the business. Total customer assets made available for sale amounted to £68.4 billion and total customer liabilities made available for transfer amounted to £31.6 billion. However, subject to certain conditions, buyers can reduce the amount of mortgage lending that they acquire from the Company.

REGULATION

The Government published its response to the ICB recommendations on 19 December 2011. The Government supported the recommendation that an entity with a larger share of the PCA market than the 4.6 per cent originally proposed might produce a more effective competitor. In relation to the Group’s announcement that it was to pursue exclusive negotiations with the Co-Operative group, the government commented that such a transaction would deliver a significant enhancement of the PCA market share, with the share divested by the Group combining with the Co-Operative Group’s existing share to create a competitor with approximately 7-8 per cent share of the PCA market. The Government also stated that the execution of the divestment is a commercial matter, and it has no intention of using its shareholding to deliver an enhancement.

The Group continues to play a constructive role in the debate with the Government and other stakeholders on all issues under consideration in relation to the ICB’s recommendations.

EU REGULATION

The UK has implemented all of the directives introduced under the Financial Services Action Plan. However, these directives are regularly reviewed at EU level and could be subject to change. The Group will continue to monitor the progress of these initiatives, provide specialist input on their drafting and assess the likely impact on its business.

US OPERATIONS AND REGULATION

In the United States, Lloyds TSB Bank plc maintains a branch in New York and an agency in Miami, licensed by the States of New York and Florida, respectively. Bank of Scotland plc maintains a federally licensed branch in New York and Lloyds Banking Group maintains representative offices in several US cities. The existence of branch and agency offices in the US subjects Lloyds Banking Group plc and its subsidiaries doing business or conducting activities in the US to oversight by the Federal Reserve Board and limits the nature of the activities in which Lloyds Banking Group plc and its subsidiaries can engage in the US. Lloyds TSB Bank’s branch and agency offices are subject to extensive federal and state supervision and regulation relating to their operations.

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

On 21 July 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), which provides a broad framework for significant regulatory changes that will extend to almost every area of US financial regulation. Many of the provisions of the Dodd-Frank Act require further detailed rulemaking by various US regulators, including the Department of the Treasury, the Federal Reserve Board, the SEC, the Commodity Futures Trading Commission and the newly created Financial Stability Oversight Council, a substantial portion of which remains to be completed. The impact of the Dodd-Frank Act and its implementing regulations on the Group’s US operations will depend on the final regulations ultimately adopted by various US regulatory authorities. See also Risk Factors – Regulatory Risks – The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a significant material adverse effect on the Group’s results of operations, financial condition and prospects for further details on the Dodd-Frank Act.

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the US State Department currently designates as state sponsors of terrorism, including Iran, Syria, Cuba, and Sudan. The Group continues to reduce its outstanding exposures to such states which have arisen through historical business activity. In accordance with this, the Group intends to engage only in new business in such jurisdictions only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues.

At 31 December 2011, the Group does not believe the Group’s business activities relating to countries designated as state sponsors of terrorism were material to its overall business.

The Group estimates that the value of the Group’s business in respect of such states represented less than 0.01 per cent of the Group’s total assets and, for the year ended 31 December 2011, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.004 per cent of its total income, net of insurance claims. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

Other legal and regulatory matters in which the Group is currently involved are discussed on page 6 under Legal Actions and Regulatory Matters.

LISTING INFORMATION

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

	Price per share (in pence) High	Price per share (in pence) Low

Annual prices:
2011	69.61	21.84
2010	77.61	46.59
2009	140.70	40.30
2008	483.25	118.50
2007	614.00	451.25
2006	581.00	489.75
2005	509.00	439.50
2004	476.25	391.75
2003	483.00	295.75
2002	817.00	427.50
2001	772.00	590.00
2000	774.50	517.00
Quarterly prices:
2011
Fourth quarter	37.07	21.84
Third quarter	50.81	27.56
Second quarter	62.36	43.395
First quarter	69.61	58.09
2010
Fourth quarter	76.39	60.41
Third quarter	77.61	52.21
Second quarter	70.24	50.52
First quarter	64.91	46.59
2009
Fourth quarter	99.23	48.70
Third quarter	111.34	63.30
Second quarter	121.10	61.10
First quarter	140.70	40.30
Monthly prices:
February 2012	36.58	32.20
January 2012	32.83	26.19
December 2011	27.09	23.47
November 2011	30.56	21.84
October 2011	37.07	31.65
September 2011	37.02	30.56

On 9 March 2012, the closing price of shares on the London Stock Exchange was 34.35 pence, equivalent to $0.54 per share translated at the Noon Buying Rate of $1.5677 per £1.00 on 9 March 2012.

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

LISTING INFORMATION

The following table shows the reported high and low closing prices for the ADRs in the over-the-counter market in the US.

	Price per ADR (in US dollars) High	Price per ADR (in US dollars) Low

Annual prices:
2001 (to 26 November 2001)	46.00	34.75
2000	45.27	33.50
Quarterly prices:
2001
Fourth quarter (to 26 November 2001)	43.88	38.25
Third quarter	44.00	35.50
Second quarter	43.94	38.94
First quarter	46.00	34.75

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS (in US dollars) High	Price per ADS (in US dollars) Low

Annual prices:
2011	4.44	1.34
2010	4.85	2.92
2009	8.40	2.22
2008	38.56	7.15
2007	48.44	36.70
2006	45.41	34.72
2005	39.06	31.12
2004	36.88	29.47
2003	32.55	19.65
2002	48.55	27.85
Quarterly prices:
2011
Fourth quarter	2.39	1.34
Third quarter	3.25	1.76
Second quarter	4.03	2.73
First quarter	4.44	3.70
2010
Fourth quarter	4.83	3.78
Third quarter	4.85	3.23
Second quarter	4.37	3.05
First quarter	3.88	2.92
2009
Fourth quarter	6.44	3.21
Third quarter	7.37	4.17
Second quarter	7.36	4.10
First quarter	8.40	2.22
2008
Fourth quarter	18.80	7.15
Third quarter	27.92	15.75
Second quarter	38.56	24.46
First quarter	38.52	31.12
2007
Fourth quarter	46.95	36.70
Third quarter	47.22	41.25
Second quarter	47.20	44.72
First quarter	48.44	41.64
Monthly prices:
February 2012	2.27	2.00
January 2012	2.02	1.58
December 2011	1.68	1.38
November 2011	1.94	1.34
October 2011	2.39	1.96
September 2011	2.27	1.94

On 9 March 2012, the closing price of ADSs on the New York Stock Exchange was $2.12.

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	•	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on the share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

FEES RECEIVED TO DATE

In 2011, the Company received from the depositary $1,381,674 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

DIVIDENDS

As a result of the UK Government’s investment in the Group as part of the initial recapitalisation by the Company in November 2008, the rights issue announced in November 2009 and participation in the Credit Guarantee Scheme, the Group has been deemed to have accepted state aid and subsequently the European Commission required the Group to undertake a restructuring plan. This, amongst other things, includes a behavioural commitment not to make discretionary payments of coupons or to exercise voluntary call options on hybrid securities from 31 January 2010 until 31 January 2012. This also prevents the Group from paying dividends on its ordinary shares for the same duration.

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

The board recognises the importance attached to the Company’s dividend and although the European Commission’s restriction on dividend payments, initially placed on the Group as part of the State Aid restructuring plan, has now expired no dividend was payable in 2011. It has always been the Group’s intention to recommence dividend payments after this date, as soon as the financial position of the Group and market conditions permit, and after regulatory capital requirements are defined and prudently met. At this time those requirements remain unclear and although the Group has made good progress against its strategic priorities during the year it is not yet able to forecast when it will be able to resume dividend payments.

The table below sets out the interim and final dividends which were declared in respect of the ordinary shares for fiscal years 2003 through 2011. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date.

	Interim dividend per share (£	)	Interim dividend per share ($	)	Final dividend per share (£	)	Final dividend per share ($	)

2003	0.107		0.178		0.235		0.421
2004	0.107		0.190		0.235		0.447
2005	0.107		0.189		0.235		0.433
2006	0.107		0.202		0.235		0.468
2007	0.112		0.228		0.247		0.482
2008	0.114		0.203		—		—
2009	—		—		—		—
2010	—		—		—		—
2011	—		—		—		—

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

For information regarding the Memorandum and Articles of Association, please refer to the discussion under the corresponding section of the Annual Report on Form 20-F for the year ended 31 December 2010, filed with the SEC on 13 May 2011, which discussion is hereby incorporated by reference into this document.

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

An individual shareholder or ADS holder who is resident in the UK for tax purposes will be entitled to a tax credit in respect of any dividend received from Lloyds Banking Group plc and will be taxable on the gross dividend, which is the aggregate of the dividend received and related tax credit. The value of the tax credit will be equal to one-ninth of the dividend received (and, therefore, 10 per cent of the gross dividend). The gross dividend will be treated as an individual’s marginal taxable income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. A UK resident individual shareholder or ADS holder who is liable to income tax at the higher rate or additional rate (higher rate is 40 per cent for the 2011-12 tax year, additional rate is 50 per cent for the 2011-12 tax year) will be subject to tax at the rate applicable to dividends for such shareholders or ADS holders (32.5 per cent for higher rate taxpayers for the 2011-12 tax year and 42.5 per cent for additional rate taxpayers for the 2011-12 tax year) on the gross dividend. The tax credit will be set against but will not fully discharge such shareholders’ or ADS holders’ tax liability on the gross dividend and they will have to pay additional tax. The additional tax is 22.5 per cent of the gross dividend for higher rate taxpayers and 32.5 per cent for additional rate taxpayers.

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

US FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material US federal income tax consequences of the ownership and disposition of ADSs or ordinary shares to the US holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to hold such securities. The summary applies only to US holders that hold ADSs or ordinary shares as capital assets for US federal income tax purposes and does not address special classes of holders, such as:

–	certain financial institutions;

–	dealers or traders in securities who use a mark-to-market method of tax accounting;

–	holders holding ADSs or ordinary shares as part of a hedge, straddle, conversion or other integrated transaction or holders entering into a constructive sale with respect to ADSs or ordinary shares;

–	holders whose functional currency for US federal income tax purposes is not the US dollar;

–	holders liable for alternative minimum tax;

–	holders who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

–	tax-exempt entities, including ‘individual retirement accounts’ or ‘Roth IRAs’;

–	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States;

–	partnerships or other entities classified as partnerships for US federal income tax purposes; or

–	holders that own or are deemed to own 10 per cent or more of the voting shares of Lloyds Banking Group plc.

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

The summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (‘pre-release’), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US holders, described below, could be affected by actions taken by such parties or intermediaries.

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

As used herein, a ‘US holder’ is a beneficial owner of ADSs or ordinary shares that is, for US federal income tax purposes:

–	a citizen or resident of the United States;

–	a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States, any state therein or the District of Columbia; or

–	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

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

Dividends will be included in a US Holder’s income on the date of the US Holder’s or, in the case of ADSs, the depositary’s receipt of the dividend. The amount of a dividend will equal the US dollar value of the pounds sterling received, calculated by reference to the exchange rate in effect on the date of receipt regardless of whether the payment is converted into US dollars on the date of receipt. If the pounds sterling received as a dividend are not converted into US dollars on the date of receipt, then the US holder’s tax basis in the pounds sterling received will equal such dollar amount and the US holder may realise a foreign exchange gain or loss on the subsequent conversion into US dollars. Generally, any gains or losses resulting from the conversion of pounds sterling into US dollars will be treated as US source ordinary income or loss.

TAXATION OF CAPITAL GAINS

Gain or loss realised by a US holder on a sale or other disposition of ADSs or ordinary shares will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realised on the disposition, in each case as determined in US dollars. Gains or losses, if any, will generally be US source and will be long-term if the US Holder held the ADSs or ordinary shares for more than one year.

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

ENFORCEABILITY OF CIVIL LIABILITIES

Lloyds Banking Group plc is a public limited company incorporated under the laws of Scotland. Most of Lloyds Banking Group plc’s directors and executive officers and certain of the experts named herein are residents of the United Kingdom. A substantial portion of the assets of Lloyds Banking Group plc, its subsidiaries and such persons, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon all such persons or to enforce against them in US courts judgments obtained in such courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. Furthermore, Lloyds Banking Group plc has been advised by its solicitors that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of US courts, of certain civil liabilities, including those predicated solely upon the federal securities laws of the United States.

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

HM Treasury holds approximately 40.1 per cent of the ordinary share capital of the Company. In the longer term, it is possible that the shareholding of HM Treasury may be diluted upon any further equity capital raising or potential conversion of the Company’s enhanced capital notes (the Enhanced Capital Notes or ECNs) into ordinary shares pursuant to their terms, although, in such case, it is expected that HM Treasury would remain a significant shareholder in the Company. It is also possible that the Group may seek to raise further capital or to obtain other support from the UK Government, which could result in an increase in HM Treasury’s shareholding in the Company.

No formal relationship agreement has been concluded between the Group and the UK Government in respect of its shareholding in the Company and no express measures are in place to limit the level of influence which may be exercised by HM Treasury. However, the relationship falls within the scope of the revised framework document between HM Treasury and UK Financial Investments Limited (UKFI) published on 1 October 2010, which states that UKFI will manage its investment in the UK financial institutions in which HM Treasury holds an interest ‘on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined herein) (including with respect to individual lending or remuneration decisions)’. The framework document also makes it clear that such UK financial institutions will continue to be separate economic units with independent powers of decision. Nevertheless, there is a risk that HM Treasury might seek to exert influence over the Group in relation to matters including, for example, commercial and consumer lending policies and management of the Group’s assets and/or business. There is also a risk of the existing framework document between HM Treasury and UKFI being replaced or amended, leading to interference in the operations of the Group, although there has been no indication that the UK Government intends to change the existing operating arrangements.

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

For more information see Risk Factors – Regulatory Risks – The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a significant material adverse effect on the Group’s results of operations, financial condition and prospects.

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

On 18 November 2009 the European Commission approved a Restructuring Plan that the Group was required to submit as a result of HM Treasury’s investment in the Company in the context of the placing and open offer in November 2008. The principal elements of the Restructuring Plan seek to support the long-term viability of the Group and to remedy any distortions to competition and trade in the EU arising from the state aid that the Group has received, including HM Treasury’s subsequent participation in the Company’s placing and compensatory open offer in June 2009 and the Rights Issue in November 2009. It also seeks to address any commercial benefit received by the Group following its announcement in March 2009 of its then intention to participate in GAPS. The approval also covered the Group’s participation in HM Treasury’s Credit Guarantee Scheme from October 2008 up to June 2010. In the deed of withdrawal from GAPS in November 2009 (the GAPS Withdrawal Deed) the Company agreed with HM Treasury to comply with the terms of the European Commission’s decision.

The Group is subject to a variety of risks as a result of implementing the Restructuring Plan. There can be no assurance that the price that the Group receives for any assets disposed of in accordance with the Restructuring Plan will be at a level which the Group considers adequate or which it could obtain if the Group was not disposing of such assets in accordance with the Restructuring Plan. In particular, should the Group fail to complete the disposal of the retail banking business that it is required to divest by the end of November 2013, then in the absence of any time extension being granted by the European Commission, a divestiture trustee would be appointed to conduct the sale, with a mandate to complete the disposal with no minimum price (including at a negative price). As a direct consequence of implementing the Restructuring Plan, the Group will lose existing customers, deposits and other assets (and may also lose additional customers, deposits and other assets indirectly through damage to the rest of the Group’s business as a result of implementing the Restructuring Plan). It may also lose the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Moreover implementation may result in disruption to the retained businesses, impacting customers and necessitating potentially significant separation costs. Implementation may also have a negative impact on the Group’s competitive position, including through the emergence of new competitors particularly in the creation of a viable competitor through the retail banking business disposal.

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

RISK FACTORS

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

For more information see Major Shareholders and Related party Transactions – Other Related Party Transactions with the UK Government.

The formal lending commitments period described above has now expired. In February 2011, the Group (together with Barclays, HSBC, RBS and Santander) announced, as a part of the ‘Project Merlin’ agreement with HM Treasury, its capacity and willingness to increase its gross business lending (including to small and medium-sized enterprises) during the 2011 calendar year. At the same time, the Group (together with Barclays, HSBC and RBS) announced its intentions in relation to a number of other areas, including its continuing support for the recommendations of the BBA Business Finance Taskforce, certain aspects of remuneration policy and its support for the proposed Business Growth Fund and Big Society Capital.

The ‘Project Merlin’ agreement was not a formal contract between the Group and HM Treasury. The Company has made a unilateral lending pledge for 2012 as part of its publicly announced SME Charter. However, there remains a risk that current or future requirements introduced by HM Treasury could have a materially adverse effect on the operations of the Group.

BUSINESS AND ECONOMIC RISKS

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the UK and other markets in which it operates. Adverse developments, particularly in the UK and the Eurozone, could cause the Group’s earnings and profitability to decline.

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the United Kingdom, in which the Group’s earnings are predominantly generated. Any significant deterioration in the UK and/or other economies in which the Group operates could have a material adverse impact on the future results of operations of the Group. Additionally, the profitability of the Group’s businesses could be affected by increased insurance and other claims arising from market factors such as increased unemployment, which may continue even following the return to economic growth in certain parts of the markets in which the Group operates. Lack of, or reduced economic growth in the UK, higher unemployment in the UK or elsewhere or, the lack of economic growth in the UK, reduced corporate profitability, reduced personal income levels, reduced Government and/or consumer expenditure, increased personal or corporate insolvency rates, increased tenant defaults or increased interest rates may reduce borrowers’ ability to repay loans and may cause prices of residential or commercial real estate or other asset prices to fall further, thereby reducing the collateral value on many of the Group’s assets. These, in turn, could cause increased impairments and/or fair value adjustments.

In addition to the possibility of further economic deterioration, financial market instability represents another downside risk. The Group has significant exposures, particularly by way of loans, in a number of overseas jurisdictions, notably the Republic of Ireland, Spain, Australia and the United States, and is therefore subject to a variety of risks relating to the performance of those economies as well. The global financial system has suffered considerable turbulence and uncertainty in recent years and the outlook for the global economy over the near to medium term remains challenging. In Europe, the ongoing economic deterioration of several countries, including Greece, Italy, the Republic of Ireland, Spain and Portugal, together with the risk of contagion to other, more stable countries, has exacerbated further the global economic crisis. In particular, the risk of default on the sovereign debt of those countries and the impact this would have on the Eurozone countries, including the potential that some countries (albeit those with a relatively small GDP) could leave the Eurozone (either voluntarily or involuntarily) has raised concerns about the ongoing viability of the euro currency and the European Monetary Union (EMU). Despite the various rescue packages and other stabilising measures adopted throughout Europe to deal with the worsening Eurozone sovereign debt crisis, global markets continue to record high levels of volatility and uncertainty. Uncertainty over the best way forward for the highly indebted Eurozone persists and poses a serious threat to the global economic recovery, with the spread of political instability and contagion to other Eurozone countries increasing in the last quarter of 2011. Financial markets are expected to remain dislocated and volatile, with the risk of contagion unlikely to dissipate in the near term, and this continues to place strains on funding markets at a time when many financial institutions (in particular) have material ongoing funding needs. In 2011, continuing concerns about the fiscal position in Eurozone countries resulted in increased credit spreads in the areas affected, and fears of contagion affected the Euro and widened spreads between central bank and interbank rates. The Group has exposure to Corporates, Financial Institutions and securities which may have material direct and indirect exposures in these countries. With the exception of the Group’s lending exposures in the Republic of Ireland and Spain, its direct exposure to the Eurozone through sovereign and private sector exposure is relatively small and has been managed steadily downward since 2008. However, a wide-scale break-up of the Eurozone would most likely be associated with a significant deterioration in the economic and financial environment in the UK and Eurozone that would materially affect the capital and the funding position of participants in the banking industry, including the Group. This could also give rise to operational disruptions to the business.

The effects on the European and global economy of the potential dissolution of the EMU, exit of one or more European Union member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict and protect fully against in view of (i) economic and financial instability in the Eurozone, (ii) the severity of the recent global financial crisis, (iii) difficulties in predicting whether any recovery will be sustained and at what rate, and (iv) the fact that many of the risks related to the business are totally, or in part, outside the control of the Group. However, if any such events were to occur they would likely: (a) result in significant market dislocation; (b) heighten counterparty risk; (c) adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities; and (d) have a material adverse effect on the financial condition, results of operations and prospects of the Group. Any adverse changes affecting the economies of the countries in which the Group has significant exposures, including those discussed above and any further deterioration in global economic conditions, could have a material adverse impact on the Group’s operating results, financial conditions and prospects.

In 2011 and early 2012, a number of UK and other European financial institutions, including Lloyds Banking Group, Lloyds TSB Bank and other Group members and the sovereign debt of several European countries experienced downgrades by one or more of the major rating agencies in connection with the macroeconomic conditions, prospects for growth, progression of structural reforms and austerity measures, and in the case of the Group members, a review of the systemic support assumptions incorporated into bank ratings and a reduction of implied UK government support for the banking sector. The Group notes the February 2012 announcements from a leading rating agency placing the rating of 114 European financial institutions, including Lloyds Banking Group, on review for downgrade. Any downgrade of the UK sovereign credit rating or the credit rating of any

RISK FACTORS

other country in which the Group has significant direct and/or indirect exposures, or the perception that such a downgrade may occur, may (i) destabilise the markets and the UK economy, (ii) have a material adverse effect on the Group’s operating results, financial condition and prospects, and (iii) adversely affect the Group’s counterparties, customers, suppliers or creditors, directly or indirectly, in ways which it is difficult to predict. These risks are exacerbated by the Eurozone sovereign debt crisis.

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

For further information see Risk Factors – Business and Economic Risks – The Group’s businesses are subject to inherent risks arising from general and sector–specific economic conditions in the UK and other markets in which it operates. Adverse developments, particularly in the UK and the Eurozone, could cause the Group’s earnings and profitability to decline.

Changes in foreign exchange rates including US dollars, Euros and Australian dollars affect the value of assets and liabilities denominated in foreign currencies. Such changes and the degree of volatility with respect thereto may affect earnings reported by the Group. In the Group’s international businesses, earnings and net assets are denominated in local currencies, which will fluctuate with exchange rates in pounds sterling terms. In 2011 and the first quarter of 2012 it has been difficult to predict with any accuracy changes in market conditions, and such changes may have a material adverse effect on the Group’s operating results, financial condition and prospects.

Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments have had, and may continue to have in the future, a further material adverse effect on the Group’s results of operations, financial condition and prospects. The accuracy of valuations may be affected by market disruptions, illiquidity and the potential ineffectiveness of hedging and other risk management strategies.

The Group has material exposures to securities and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by the Group at fair value. These have been and may be subject to further negative fair value adjustments, particularly in view of unsettled market conditions and the fragility of economic recovery. In addition, in dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions, due in part to the decreasing credit quality of hedge counterparties. Although the Board of Directors of the Company (the Board) believes that overall impairment charges for the Group have peaked against its base economic assumptions, asset valuations in future periods, reflecting prevailing market conditions, may result in further negative changes in the fair values of the Group’s financial assets and these may also translate into increased impairment charges. In addition, the value ultimately realised by the Group for its securities and other investments may be lower than their current fair value. Any of these factors could require the Group to record further negative fair value adjustments, which may have a material adverse effect on its operating results, financial condition or prospects. Material losses from the fair value of financial assets will also have an adverse impact on the Group’s capital ratios.

The Group has made asset redesignations as permitted by amendments to IAS 39 (Financial Instruments: Recognition and Measurement). The effect of such redesignations has been, and would be, that any effect on the income statement of movements in the fair value of such redesignated assets that have occurred since 1 July 2008, in the case of assets redesignated prior to 1 November 2008, or which may occur in the future, may not be recognised until such time as the assets become impaired or are disposed of.

In addition, in circumstances where fair values are determined using financial valuation models, the Group’s valuation methodologies may require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain, particularly in light of the uncertainty as to the strength of any global economic recovery and continuing downside risks (including continuously high indicators of deteriorating credit quality) and during periods of market volatility and illiquidity, and any consequential impairments or write-downs could have a material adverse effect on the Group’s operating results, capital ratios, financial condition and prospects.

The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.

The markets for UK financial services, and the other markets within which the Group operates, are highly competitive, and management expects such competition to intensify in response to competitor behaviour, consumer demand, technological changes, and the impact of consolidation, regulatory actions and other factors. The Group’s financial performance and its ability to capture additional market share depends significantly upon the competitive environment and management’s response thereto. Intervention by the UK Government and/or European bodies and/or governments of other countries in which the Group operates may impact the competitive position of the Group relative to its international competitors, which may be subject to different forms of government intervention, thus potentially putting the Group at a competitive disadvantage. Additionally, one effect of implementing the Restructuring Plan may be the emergence of one or more new viable competitors in the UK banking market or a material strengthening of one or more of the Group’s existing competitors in that market. Any of these factors or a combination thereof could result in a significant reduction in the profit of the Group.

For more information see Risk Factors – Competition Related Risks.

RISK FACTORS

CREDIT-RELATED RISKS

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet.

The Group has exposures to many different products and counterparties, and the credit quality of its exposures can have a significant impact on its earnings. Credit risk arises in the Retail, Wholesale, Commercial and Wealth & International divisions, reflecting the risks inherent in the Group’s lending activities, and, to a lesser extent, in the Insurance division in respect of own funds. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties, or in their behaviour or businesses, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors, including global economic slowdown, changes in the rating of individual counterparties, the debt levels of individual contractual counterparties, reduced UK consumer and/or government spending (in light of the Group’s concentration in the UK), increased unemployment, reduced asset values, increased personal or corporate insolvency levels, reduced corporate profits, changes in interest rates, higher tenant defaults and any external factors of a legislative or regulatory nature. In recent years, the global banking crisis and economic downturn has driven cyclically high bad debt charges. The UK economy remains fragile. Consumer and business confidence is low, consumer spending has been falling over the past year, the reduction in public sector spending is deepening and exports are failing to offset domestic weakness. The possibility of further economic weakness remains. Financial market instability represents an additional downside risk. The Group has exposure in both the UK and internationally, including Europe, Republic of Ireland, United States and Australia, particularly in commercial real estate lending, where it has a high level of lending secured on secondary and tertiary assets. In particular the Group has significant exposure to certain individual counterparties in cyclically weak sectors and weakened geographic markets (such as the Republic of Ireland and Spain). In addition, the Group has concentrated country exposure in the United Kingdom and within certain industry sectors, namely real estate and real estate -related sectors. Retail customer portfolios (including those in Wealth & International) will remain strongly linked to the economic environment, with house price falls, unemployment increases, consumer over-indebtedness and rising interest rates among the factors that may impact on secured and unsecured retail exposures.

All new lending is dependent on the Group’s assessment of the customers’ ability to pay and there is an inherent risk that the Group has incorrectly assessed the credit quality or willingness of borrowers to pay, possibly as a result of incomplete or inaccurate disclosure by those borrowers, or as a result of the inherent uncertainty that is involved in the exercise of constructing models to estimate the true risk of lending to counterparties.

The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to its results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how these economic conditions might impair the ability of its borrowers to pay their loans. As is the case with any such assessments, there is always a risk that the Group will fail to identify the proper factors or that it will fail to estimate accurately the impact of factors that it identifies.

The ongoing Eurozone instability, the deterioration of capital market conditions, the global economic slowdown and measures adopted by the governments of individual countries have reduced and could further reduce households’ disposable income and businesses’ profitability and /or have a negative impact on customers’ ability to honour their obligations, which in turn would result in deterioration of the Group’s credit quality. If the continued uncertainty over the Eurozone, or the UK government and Eurozone austerity measures and public spending cuts result in the UK or Eurozone economic recovery slowing or faltering, it may lead to further weakening of counterparty credit quality and subsequent higher impairment charges or fair value statements in the Group’s lending and derivative portfolios. This could have a material adverse effect on the Group’s operations, financial condition and prospects. At present, default rates are cushioned by low rates of interest which have improved customer affordability, but the risk remains of increased default rates as interest rates start to rise.

Although the Board believes that overall impairments for the Group have peaked, against its base case economic assumptions, the risk remains that further material impairments in the Group’s portfolios could emerge, particularly in the event of any further deterioration in the economic environment. The performance of some of the Group’s exposures might deteriorate further even in the absence of further economic decline, particularly in the Republic of Ireland, where impairment charges recorded by the Group have been substantial. Any unforeseen material further impairments could have a significant adverse effect on the Group’s operations, financial condition and prospects.

Concentration of credit and market risk could increase the potential for significant losses.

The Group has exposure to concentration risk where its business activities focus particularly on a similar type of customer, product, industrial sector or geographic location, including the UK market.

As a result of the acquisition of HBOS, the composition of the Group’s wholesale portfolio materially changed, with much larger sectoral concentrations (for example in real estate and real estate related lending, leveraged lending, certain asset based lending products (for example, shipping), asset-backed securities and floating rate notes issued by financial institutions) and substantially greater overseas exposures, particularly in the Republic of Ireland, Australia and the US.

The acquisition of HBOS has increased the Group’s exposure to concentration risk, since the combination of the two portfolios inevitably gave rise to some greater concentrations than would otherwise have been permitted. Market conditions at present mean that it is difficult to achieve the required level of sales to ameliorate these concentrations.

The Group has significant real estate and real-estate related exposure, meaning that further decreases in residential or commercial property values and/or further tenant defaults are likely to lead to higher impairment charges, which could materially affect its operations, financial condition and prospects. HBOS had material exposure to the secondary and tertiary commercial real estate sector, including hotels and residential property developers, which has been particularly adversely affected by the recessionary environment. These concentrations in cyclically weak sectors, as well as exposure at various levels of the capital structure, mean that the heritage HBOS wholesale business is particularly exposed to high and volatile levels of impairments and may be subject to greater risk if conditions deteriorate beyond the Board’s base case assumptions.

The Group’s corporate lending portfolio also contains substantial exposure to large, mid-sized and private companies, as well as leveraged finance. These concentrations in cyclically weak sectors, coupled with a heritage HBOS strategy of supporting UK entrepreneurs and taking exposure at various levels of the capital structure, continue to give rise to significant single name and risk capital exposure. Whilst these exposures are adequately provided for within the Board’s base case assumptions, they remain vulnerable to downside risks.

The heritage HBOS portfolio in the Republic of Ireland is heavily exposed to the commercial (including hotel) and residential real estate sectors, which have been negatively impacted by the economic recession, whilst the portfolio in Australia has material exposure to real estate and leveraged lending. In the United States there are notable exposures to a number of sectors, which are cyclically weak and have been negatively impacted by the economic recession. As in the UK, the heritage HBOS portfolio overseas is also particularly exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.

RISK FACTORS

The Group’s efforts to divest, diversify or hedge its credit portfolio against concentration risks may not be successful and any concentration of credit risk could increase the potential for significant losses in its credit portfolio. In addition, any disruption in the liquidity or transparency of the financial markets may result in the Group’s inability to sell or syndicate securities, loans or other instruments or positions held, thereby leading to increased concentrations of such positions. These concentrations could expose the Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing the Group to take write-downs. Moreover, the inability to reduce the Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on the Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could adversely affect the Group’s operating results, financial condition and prospects.

The Group may be forced to record further credit valuation adjustments on securities insured or guaranteed by market-counterparties/insurers and credit counterparties, which could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

The Group has credit exposure to market counterparties through securities insured or guaranteed by such parties and credit protection bought from such parties with respect to certain over-the-counter derivative contracts, mainly credit default swaps (CDS) which are recorded at fair value. The fair value of these CDS and other securities, and the Group’s exposure to the risk of default by the underlying counterparties, depend on the valuation and the perceived credit risk of the instrument insured or guaranteed or against which protection has been bought and the credit quality of the protection provider (e.g. the CDS counterparty). Market counterparties have been adversely affected by their exposure to residential mortgage-linked products, and their perceived creditworthiness has deteriorated significantly since 2007. Although the Group seeks to limit and manage direct exposure to market counterparties, indirect exposure may exist through other financial arrangements and counterparties. If the financial condition of market counterparties or their perceived creditworthiness deteriorates further, the Group may record further credit valuation adjustments on the underlying instruments insured by such parties. Any primary or indirect exposure to the financial condition or creditworthiness of these counterparties could have a material adverse impact on the results of operations, financial condition and prospects of the Group.

FINANCIAL SOUNDNESS RELATED RISKS

The Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets continues to be limited or becomes more limited. The Group continues to be reliant on various legacy government facilities and will face refinancing risk as transactions under these facilities mature. Future use of generally available Open Market Operation facilities from central banks will be considered as part of normal liquidity management processes.

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and long term wholesale funding markets. Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

The Group’s profitability or solvency could be adversely affected if access to liquidity and funding is constrained or made more expensive for a prolonged period of time. Whilst the Group expects to have sufficient access to liquidity to meet its funding requirements even in a stressed scenario, a reduction in the Group’s short-term credit rating could result in outflows in excess of the Group’s liquidity resources, meaning that the Group might be unable to meet its liabilities. In addition, under extreme and unforeseen circumstances a prolonged and severe restriction on the Group’s access to liquidity (including government and central bank facilities) could affect the Group’s ability to meet its financial obligations as they fall due or to fulfil its commitments to lend, and in such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access. These factors may have a material impact on the Group’s solvency, including its ability to meet its regulatory minimum liquidity requirements. These risks can be exacerbated by many enterprise-specific factors, including an over-reliance on a particular source of funding, or changes in credit ratings as well as market-wide phenomena such as market dislocation, regulatory change and major disasters.

There is also a risk that corporate and institutional counterparties may look to reduce aggregate credit exposures to the Group (or to all banks) which could increase the Group’s cost of funding and limit its access to liquidity. In addition, the funding structure employed by the Group may prove to be inefficient giving rise to a level of funding cost that is not sustainable longer term. The funding needs of the Group may increase and such increases may be material. The Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets and the legacy Credit Guarantee Scheme to meet its funding needs. The ability of the Group to gain access to wholesale and retail funding sources on satisfactory economic terms is subject to a number of factors outside its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and loss of confidence in the UK banking system, any of which could affect the Group’s profitability or, in the longer term under extreme circumstances, its ability to meet its financial obligations as they fall due.

Medium-term growth in the Group’s lending activities will depend, in part, on the availability of retail deposit funding on appropriate terms, for which there is increasing competition. See Risk factors – Business and Economic Risks – The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures. This reliance has increased in the recent past given the difficulties in accessing wholesale funding. The ongoing availability of retail deposit funding on appropriate terms is dependent on a variety of factors outside the Group’s control, such as general economic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and in the Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on the Group’s margins and affect profit, and a lack of availability of retail deposit funding could impact on the Group’s future growth.

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

The Group has relied substantially on the legacy Bank of England liquidity facilities as well as the legacy Credit Guarantee Scheme. The Group will continue to face a refinancing concentration during 2012 largely associated with the maturity of the Credit Guarantee Scheme issuance undertaken by the Group prior to the closure of that scheme. While the quantum is significantly reduced compared to 2011 and the Group expects that the impact of this refinancing concentration can be mitigated by a combination of alternative funding and reductions in the Group’s net wholesale funding requirement, there can be no assurance that these mitigation efforts will be successful, which could lead to liquidity constraints.

RISK FACTORS

The second half of 2011 saw more difficult funding markets as investor confidence was impacted by concerns over the US debt ceiling and subsequent downgrade. This was followed by increased fears over Eurozone sovereign debt levels, downgrades and possible defaults, and concerns are ongoing over the potential downside effects from financial market volatility.

If the continuing difficulties in the wholesale funding markets are not resolved or central bank provision of liquidity to the financial markets is abruptly curtailed, or the Group’s credit ratings are downgraded (See Risk factors – Financial Soundness Related Risks – The Group’s borrowing costs and access to the capital markets is dependent on a number of factors, and increased costs or reduction in access could materially adversely affect the Group’s results of operations, financial condition and prospects) it is likely that wholesale funding will prove even more difficult to obtain. Such increased refinancing risk, in isolation or in concert with the related liquidity risks noted above, could have a material adverse effect on the Group’s profitability and, in the longer term under extreme and unforeseen circumstances, its ability to meet its financial obligations as they fall due.

The Group’s borrowing costs and access to the capital markets is dependent on a number of factors, and increased costs or reduction in access could materially adversely affect the Group’s results of operations, financial condition and prospects.

In the fourth quarter of 2011, the Group experienced downgrades in its long-term rating of between one and two notches from three of the major rating agencies. The impact that the Group experienced following the downgrades was consistent with the Group’s modelled outcomes based on the stress testing framework. The Group’s stress testing shows that further credit rating downgrades may reduce investor appetite for some of the Group’s liability classes and, therefore, its funding capacity. The Group’s borrowing costs and issuance in the capital markets are dependent on a number of factors, and increased cost or reduction of capacity could materially adversely affect the Group’s results of operations, financial condition and prospects.

In particular, reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience could significantly increase its borrowing costs and limit its issuance capacity in the capital markets. As an indicator, during 2011 the spread between an index of ‘A’ rated long term senior unsecured bank debt and an index of similar ‘BBB’ rated Bank debt, both of which are publicly available, has ranged between 60 and 115 basis points. The applicability to and implications for the Group’s funding cost would depend on the type of issuance, and prevailing market conditions. The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

Downgrades of the Group’s long term debt rating could lead to additional collateral posting and cash outflow. A hypothetical simultaneous two notch downgrade of the Group’s long-term debt rating from all major rating agencies, after initial actions within management’s control, could result in an outflow of £11 billion of cash, £4 billion of collateral posting related to customer financial contracts and £24 billion of collateral posting associated with secured funding. These effects do not take into account additional management and restructuring actions that the Group has identified that could materially reduce the amount of required collateral postings under derivative contracts related to its own secured funding programmes.

The downgrades that the Group experienced in the fourth quarter of 2011, did not significantly change its borrowing costs, reduce its issuance capacity or require significant collateral posting. The Group notes the February 2012 announcements from a leading rating agency placing the ratings of 114 European financial institutions, including Lloyds Banking Group, on review for downgrade.

For further information see Risk Factors – Business and Economic Risks – The Group’s businesses are subject to interest risks arising from general and for sector-specific economic conditions in the UK and other markets in which it operates. Adverse developments, particularly in the UK and the Eurozone, could cause the Group’s earnings and profitability to decline.

The Group’s borrowing costs and access to capital markets could also be affected by regulatory developments such as the Independent Commission on Banking, Basel III, the Capital Requirements Directive, for example the removal of effective state guarantee behind investment banking, restrictions on the treatment of contingent convertible bonds or the imposition of capital surcharges. The return required by bondholders may also rise if the prospects of bail-in scenarios become more likely which would increase the Group’s funding costs. Unfavourable developments could materially adversely affect the Group’s access to liquidity, increase its funding costs and, hence, have a material adverse effect on the Group’s business, financial position and results of operations.

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

–

Extensive regulatory reforms are being implemented within the EU and the UK relating to the proposals of the Basel Committee on Banking Supervision, known as ‘Basel III’, and the proposals of the UK’s Independent Commission on Banking. These reforms include:

		•	increased minimum levels of capital and additional minimum capital buffers;

•

enhanced quality standards for capital including new requirements for capital instruments to be capable of write-down or conversion to equity in the event of the bank being deemed to be non-viable, which could apply to new and existing instruments;

		•	increased risk weighting of assets, particularly in relation to market risk and counterparty credit risk;

		•	the introduction of a minimum leverage ratio;

RISK FACTORS

•	additional capital buffers and reporting requirements for systemically important banks; and

•	the ring-fencing of the retail activities of banks from their investment banking activities.

There still remains uncertainty about the detailed implementation of these reforms within the EU and the UK including the timing and any transitional arrangements. There is a risk that the reforms may give rise to higher regulatory capital expectations than the Group had anticipated within its strategic plans.

–

The Group’s reported regulatory capital requirements depend upon the level of risk weighted assets calculated from the Group’s approved models. These are subject to regular review on a rolling basis to ensure that they remain appropriate in prevailing economic and business conditions. Additionally the Group is currently effecting a programme of new model roll-out and is in the process of some model replacement as a part of the integration of the HBOS and Lloyds TSB businesses. These reviews and new models may lead to increased levels of risk weighted assets, and so to lower reported capital ratios.

–

The Group’s life assurance and general insurance businesses in the UK are subject to capital requirements prescribed by the FSA, and the Group’s life and general insurance companies outside the UK are subject to local regulatory capital requirements. Solvency II, a fundamental review of the capital adequacy regime for the European insurance industry, aims to establish a revised set of EU-wide capital requirements where the required regulatory capital will be dependent upon the risk profile of the entities, together with risk management standards, that will replace the current Solvency I requirements. Solvency II is still in the later stages of development, but there is a risk that the final regime could increase the planned amount of regulatory capital which the Group’s life assurance and general insurance businesses are required to hold, thus decreasing the amount of capital available for other uses.

•

The Group holds an additional ‘management’ capital buffer over the regulatory minimum and buffer requirements. To an extent the Group determines the amount of the management buffer by reference to market expectations driven by the capital levels or targets amongst its peer banks or through the views of rating agencies or investors. However, the market’s view of the desirable optimum level of capital is evolving partly as a result of the changing regulatory environment and the changes made by rating agencies to their rating methodologies. Consequently the Group may experience pressure to increase its capital ratios as a result of increased market and rating agency expectations.

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

The life and pensions insurance businesses of the Group and its employee pension schemes are exposed to short-term and longer-term variability arising from uncertain longevity, mortality, morbidity and expense levels. Adverse developments in any of these factors will increase the size of the Group’s insurance and/or employee pension scheme liabilities and may adversely affect the Group’s financial condition and results of operations.

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

RISK FACTORS

REGULATORY RISKS (including risks arising from failing to comply with the applicable laws, regulations and codes)

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

(ii)	external bodies applying or interpreting standards or laws differently to those applied by the Group;

(iii)	changes in competitive and pricing environments;

(iv)	further requirements relating to financial reporting, corporate governance, conduct of business and employee compensation;

(v)	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and

(vi)	changes to regulation and legislation relating to economic and trading sanctions, money laundering and terrorist financing.

The Group continues to face political and regulatory scrutiny as a result of the Group’s perceived systemic importance following the acquisition of HBOS.

Evolving capital and liquidity requirements continue to be a priority for the Group (see Financial Soundness Related Risks – The Group is subject to the risk of having insufficient capital resources to meet the minimum required by regulators). The Basel Committee on Banking Supervision has put forward proposals for a reform package which changes the regulatory capital requirements and liquidity standards, introduces new definitions for the calculation of counterparty credit risk and leverage ratios, requires additional capital buffers and development of a global liquidity standard. Implementation of these changes is expected to be phased in between 2013 and 2018.

The publication of the ICB’s final report in September 2011 and the Government’s response to the report in December are significant steps in providing greater clarity on changes to the regulatory framework for the UK banking industry to secure greater financial stability.

The Government appointed an Independent Commission on Banking (ICB) to review possible measures to reform the banking system and promote stability and competition. The ICB published its final report on 12 September 2011 putting forward recommendations to require ring-fencing of the retail activities of banks from their investment banking activities and additional capital requirements beyond those required under current drafts of the Capital Requirements Directive IV. The Report also makes recommendations in relation to the competitiveness of the UK banking market, including enhancing the competition remit of the new Financial Conduct Authority (FCA), implementing a new industry-wide switching process by September 2013, and improving transparency. The ICB, which following the final report was disbanded, had the authority only to make recommendations, which the Government could choose to accept or reject.

The Government has endorsed the ICB’s proposals to ring-fence retail banking operations as part of a wider regulatory framework including capital and liquidity and effective macro- and micro-prudential supervision, which should remove any implicit tax-payers’ guarantee for the ring-fenced entities. Given that the Group is predominantly a retail and commercial bank, it would expect to be less affected by the implementation of a retail ring-fence, but believes it will be important for any transition period to be flexible in order to minimise any impact on economic growth, and for banks to implement the required structural changes.

The ICB also recommended that ring-fenced banks should hold a common equity capital base of at least 10 per cent to absorb the impact of potential losses or financial crises. The Government’s proposals on capital are of consistent with the capital targets the Group set in its strategic review in 2011 and, although much work remains to be done on the detail of the implementation of capital requirements, the Group is on track to achieve the capital levels the ICB recommends.

The Group expects the Government to provide further details of its plans in the spring of 2012 and to outline which of the proposals it intends to progress to legislation. The Group will continue to work with HM Treasury and its regulators in the coming months ahead of the publication of the final white paper.

On 27 January 2012, the Government published the Financial Services Bill. The proposed new UK regulatory architecture will see the transition of regulatory and supervisory powers from the FSA to the new Financial Conduct Authority (FCA) and Prudential Regulatory Authority (PRA). The PRA will be responsible for supervising banks, building societies and other large firms. The FCA will focus on consumer protection and market regulation. The Bill is also proposing new responsibilities and powers for the FCA. The most noteworthy are the proposed greater powers for the FCA in relation to competition and the proposal to widen its scope to include consumer credit. The Bill is expected to take effect in early 2013.

In April 2011, the FSA commenced an internal reorganisation as a first step in a process towards the formal transition of regulatory and supervisory powers from the FSA to the new FCA and PRA in 2013. Until this time the responsibility for regulating and supervising the activities of the Group will remain with the FSA. On 2 April the FSA will introduce a new ‘twin peaks’ model and the intention is to move the FSA as close as possible to the new style of regulation outlined in the Bill. There will be two independent groups of supervisors for banks, insurers and major investment firms covering prudential and conduct. (All other firms (those not dual regulated) will be solely supervised by the conduct supervisors.)

In addition, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority, as new EU Supervisory Authorities, are likely to have greater influence on regulatory matters across the EU.

The Bribery Act 2010 came fully into force on 1 July 2011. It enhances previous laws on bribery and is supported by some detailed guidance issued by the Ministry of Justice on the steps a business needs to take to embed ‘adequate procedures’ to prevent bribery. A company convicted of failing to have ‘adequate procedures’ to prevent bribery could receive an unlimited fine.

RISK FACTORS

The Group takes very seriously its responsibilities for complying with legal and regulatory sanctions requirements in all the jurisdictions in which it operates. In order to assist adherence to relevant economic sanctions legislation, the Group has enhanced its internal compliance processes including those associated with customer and payment screening. The Group has continued the delivery of a programme of staff training regarding policies and procedures for detecting and preventing economic sanctions non-compliance.

Significant regulatory initiatives from the US impacting the Group include the Dodd-Frank Act which imposes specific requirements for systemic risk oversight, asset securitisation activities, securities market conduct and oversight, bank capital standards, arrangements for the liquidation of failing systemically significant financial institutions and restrictions to the ability of banking entities to engage in proprietary trading activities and make investments in certain private equity and hedge funds (known as the ‘Volcker Rule’). Furthermore, under the so-called swap ‘push-out’ provisions of the Dodd-Frank Act, the derivatives activities of US banks and US branch offices of foreign banks will be restricted, which may necessitate a restructuring of how the Group conducts its derivatives activities. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or the US Commodity Futures Trading Commission, or both, and will become subject to the requirements as to capital, margin, business conduct, recordkeeping and other requirements applicable to such entities. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940. The details of these regulations will depend on the final regulations ultimately adopted by various US regulatory authorities. In addition, the Foreign Account Tax Compliance Act (FATCA) requires non-US financial institutions to enter into disclosure agreements with the US Treasury and all non-financial non-US entities to report and/or certify their ownership of US assets in foreign accounts or be subject to 30 per cent withholding tax.

At a European level, the pace of regulatory reform has increased with a number of new directives or changes to existing directives planned in the next 12 months including a revised Markets in Financial Instruments Directive, Transparency Directive, Insurance Mediation Directive, Alternative Investment Fund Managers Directive, Prospectus Directive and a Fifth Undertakings In Collective Investments in Transferable Securities Directive as well as a proposed Directive regulating Packaged Retail Investment Products. The Insurance division is also continuing to progress its plans to achieve Solvency II compliance.

The Group is continually assessing the impacts of legal and regulatory developments which could have a material effect on the Group and will participate in relevant consultation and calibration processes to be undertaken by the various regulatory and other bodies. Implementation of the foregoing regulatory developments could result in additional costs or limit or restrict the way that the Group conducts business, although uncertainty remains about the details, impact and timing of these reforms. The Group continues to work closely with regulatory authorities and industry associations to ensure that it is able to identify and respond to proposed regulatory changes and mitigate against risks to the Group and its stakeholders.

The Group is exposed to various forms of regulatory risk in its operations, including the risk of mis-selling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a material adverse effect on its results or its relations with its customers.

The Group is exposed to various forms of regulatory risk in its operations including:

(i)

certain aspects of the Group’s business may be determined by the relevant authorities, the Financial Ombudsman Service (the FOS) or the courts not to have been conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the Ombudsman’s opinion;

(ii)

the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of the Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions;

(iii)

the high level of scrutiny of the treatment of customers by financial institutions from regulatory bodies, the press and politicians; the FSA in particular continues to drive focus on conduct of business activities through its supervision activity.

(iv)	contractual obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;

(v)

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

(vi)	the intellectual property of the Group (such as trade names) may not be adequately protected;

(vii)	the Group may be liable for damages to third parties harmed by the conduct of its business; and

(viii)	the risk of regulatory proceedings and private litigation, arising out of regulatory investigations or otherwise (brought by individuals or groups of plaintiffs) in the UK and other jurisdictions.

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

The financial impact of regulatory risks might be considerable but are difficult to quantify. Amounts eventually paid may exceed the amount of provisions set aside to cover such risks.

Companies within the Group are responsible for contributing to compensation schemes such as the UK Financial Services Compensation Scheme (FSCS) in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. Going forward, further provisions in respect of these costs are likely to be necessary. The ultimate cost to the industry, which will also include the cost of any compensation payments made by the FSCS and, if necessary, the cost of meeting any shortfall after recoveries on the borrowings entered into by the FSCS, remains uncertain but may be significant and may have a material adverse effect on the results of operations and financial condition of the Group.

RISK FACTORS

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

COMPETITION RELATED RISKS

The Independent Commission on Banking and the UK Treasury Select Committee have reviewed competition in the UK retail banking industry. The potential impact of the recommendations is inherently uncertain and could have a material adverse effect on the interests of the Group.

The UK Government appointed an Independent Commission on Banking (ICB) to review competition and financial stability in the UK banking sector. The ICB published its final report on 12 September 2011, and is now disbanded. The Government gave its initial response to the report on 19 December 2011, supporting the ICB and Treasury Select Committee recommendations to implement a new industry-wide 7 day current account switching process by September 2013, and to amend the Financial Services Bill to enhance the competition remit of the Financial Conduct Authority with implementation likely in 2013. The Government also confirmed it will continue to consider the best ways to promote transparency, and that it has no intention to use its shareholding to deliver an enhancement of the Verde divestment. The Group continues to work with HM Treasury and other stakeholders to progress the recommendations.

For more information see Risk factors – Regulatory Risks – The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a significant material adverse effect on the Group’s results of operations, financial condition and prospects and Regulation – other bodies impacting the regulatory regime.

OPERATIONAL RISKS AND RELATED ISSUES

The Group could fail to attract or retain senior management or other key employees.

The Group’s success depends on its ability to attract, retain and develop high calibre talent. Achievement of this aim cannot be guaranteed, particularly in light of ongoing regulatory and public interest in remuneration practices (the Group is subject to the FSA’s Remuneration Code). The Group also made a number of other commitments regarding its pay policy, including those set out within the statement agreed with the Government as part of ‘Project Merlin’, encompassing pay governance, transparency and engagement with its shareholders on pay policy.

The Group’s continuing structural consolidation and the sale of part of the branch network under Project Verde may result in disruption to its ability to lead and manage its people effectively and macroeconomic conditions and negative media attention on the banking sector may impact retention, colleague sentiment and engagement.

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

Operational risks, through inadequate or failed internal processes and/or systems (including financial reporting and risk monitoring processes) or from people-related or external events, including the risk of fraud and other criminal acts (such as cyber attack) carried out against the Group, are present in the Group’s businesses. The Group’s businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness in these internal controls and processes could have a negative impact on the Group’s results, reporting such results, and on the ability to deliver appropriate customer outcomes, during the affected period. Furthermore, damage to the Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in Group systems or processes could have a significant adverse impact on the Group’s businesses.

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

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include impairment of financial assets; valuation of financial instruments; pensions; insurance and taxation; are discussed in detail in ‘Critical accounting estimates and judgements’ set out on pages F-21 to F-24 of this document.

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

The Company is a non-operating holding company and as such the principal sources of its income are from operating subsidiaries which also hold the principal assets of the Group. As a separate legal entity, the Company relies on remittance of their profits and other funds in order to be able to pay obligations to shareholders and debt holders as they fall due, which remittance is subject to certain restrictions. Further information on these restrictions is set out under Dividends.

In order to pay dividends, UK subsidiaries need to have distributable reserves. Whilst the Company’s direct subsidiary, Lloyds TSB Bank plc, has distributable reserves, one of the Company’s indirect principal subsidiaries, Bank of Scotland plc, does not and is currently unable to pay dividends. There is a risk that any profits earned by Bank of Scotland plc and its subsidiaries cannot be remitted to the holding company as dividends. This risk is mitigated if management elect to restructure the capital resources of a subsidiary entity.

The restrictions imposed upon the Company’s ability to pay dividends as part of the European Commission’s restructuring plan following the Company’s receipt of state aid expired on 31 January 2012.

Possible volatility in the price of Lloyds Banking Group plc ordinary shares.

The market price of Lloyds Banking Group plc ordinary shares could be volatile and subject to significant fluctuations due to a variety of factors, including changes in market sentiment regarding Lloyds Banking Group plc ordinary shares (or securities similar to them), economic or political disruption in the main jurisdictions in which the Group operates any regulatory changes affecting the Group’s operations, variations in its operating results, developments in the industry or its competitors, the operating and share price performance of other companies in the industries and markets in which the Group operates, or speculation about the Group’s business in the press, media or investment communities. Stock markets have from time to time, including recently and particularly with respect to certain financial institution shares, experienced significant price and volume fluctuations. Such fluctuations have affected market prices for securities, including Lloyds Banking Group plc ordinary shares, and may be unrelated to the Group’s operating performance or prospects. Furthermore, the Group’s operating results and prospects from time to time may be below the expectations of rating agencies, market analysts and investors. Any of these events could result in a decline in the market prices of Lloyds Banking Group plc ordinary shares. In general, prospective investors should be aware that the value of an investment in Lloyds Banking Group plc ordinary shares may go down as well as up.

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

Examples of such forward looking statements include, but are not limited to, projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, expenditures or any other financial items or ratios; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of certain synergy targets; statements about the future business and economic environments in the United Kingdom (UK) and elsewhere including future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to the risks identified above under Risk factors as well as: general economic and business conditions in the UK and internationally; inflation, deflation, interest rates and policies of the Bank of England, the European Central Bank and other G8 central banks; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, without limitation, as a result of the integration of HBOS and the Group’s Simplification Programme; changing demographic developments including mortality and changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets including Eurozone instability; technological changes; natural and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes, people and systems; terrorist acts and other acts of war or hostility and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, taxation, accounting standards or practices; regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; market related trends and developments; exposure to regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors; and the success of the Group in managing the risks of the foregoing.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this annual report are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this annual report to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

LLOYDS BANKING GROUP STRUCTURE

The following is a list of the significant subsidiaries of Lloyds Banking Group plc at 31 December 2011.

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

* Indirect interest

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LLOYDS BANKING GROUP PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement present fairly, in all material respects, the financial position of Lloyds Banking Group plc and its subsidiaries (the Company) at 31 December 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2011, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
16 March 2012

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2011

	Note	2011 £ million		2010 £ million		2009 £ million
Interest and similar income		26,316		29,340		28,238
Interest and similar expense		(13,618)		(16,794)		(19,212)
Net interest income	5	12,698		12,546		9,026
Fee and commission income		4,935		4,992		4,728
Fee and commission expense		(1,391)		(1,682)		(1,517)

Net fee and commission income[1]	6	3,544		3,310		3,211
Net trading income	7	(368)		15,724		19,098
Insurance premium income	8	8,170		8,148		8,946
Other operating income	9	2,768		4,316		5,490
Other income		14,114		31,498		36,745
Total income		26,812		44,044		45,771
Insurance claims[1]	10	(6,041)		(19,088)		(22,493)
Total income, net of insurance claims		20,771		24,956		23,278
Government Asset Protection Scheme fee		—		—		(2,500)
Payment protection insurance provision		—		(3,200)		—
Other operating expenses		(13,050)		(13,270)		(13,484)
Total operating expenses	11	(13,050)		(16,470)		(15,984)
Trading surplus		7,721		8,486		7,294
Impairment	12	(8,094)		(10,952)		(16,673)
Share of results of joint ventures and associates	13	31		(88)		(752)
Gain on acquisition	14	—		—		11,173
Loss on disposal of businesses	15	—		(365)		—
(Loss) profit before tax		(342)		(2,919)		1,042
Taxation	16	(36)		325		1,911
(Loss) profit for the year		(378)		(2,594)		2,953

Profit attributable to non-controlling interests		73		62		126
(Loss) profit attributable to equity shareholders		(451)		(2,656)		2,827
(Loss) profit for the year		(378)		(2,594)		2,953

Basic earnings per share	17	(0.7	)p	(4.0	)p	7.5	p
Diluted earnings per share	17	(0.7	)p	(4.0	)p	7.5	p

1     See notes 6 and 10.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2011

	2011 £ million	2010 £ million	2009 £ million
(Loss) profit for the year	(378)	(2,594)	2,953
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	2,603	1,231	2,035
Income statement transfers in respect of disposals	(343)	(399)	(97)
Income statement transfers in respect of impairment	80	114	621
Other income statement transfers	(155)	(110)	(93)
Taxation	(575)	(343)	(417)
	1,610	493	2,049
Movement in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	916	(1,048)	(530)
Net income statement transfers	70	932	121
Taxation	(270)	30	119
	716	(86)	(290)
Currency translation differences:
Currency translation differences, before tax	(84)	(129)	162
Taxation	—	—	(182)
	(84)	(129)	(20)
Other comprehensive income for the year, net of tax	2,242	278	1,739
Total comprehensive income for the year	1,864	(2,316)	4,692

Total comprehensive income attributable to non-controlling interests	72	57	107
Total comprehensive income attributable to equity shareholders	1,792	(2,373)	4,585
Total comprehensive income for the year	1,864	(2,316)	4,692

CONSOLIDATED BALANCE SHEET
at 31 December 2011

	Note	2011 £ million	2010 £ million
Assets
Cash and balances at central banks		60,722	38,115
Items in the course of collection from banks		1,408	1,368
Trading and other financial assets at fair value through profit or loss	18	139,510	156,191
Derivative financial instruments	19	66,013	50,777
Loans and receivables:
Loans and advances to banks	20	32,606	30,272
Loans and advances to customers	21	565,638	592,597
Debt securities	24	12,470	25,735
		610,714	648,604
Available-for-sale financial assets	26	37,406	42,955
Held-to-maturity investments	27	8,098	7,905
Investment properties	28	6,122	5,997
Investments in joint ventures and associates	13	334	429
Goodwill	29	2,016	2,016
Value of in-force business	30	6,638	7,367
Other intangible assets	31	3,196	3,496
Tangible fixed assets	32	7,673	8,190
Current tax recoverable		434	621
Deferred tax assets	44	4,496	5,028
Retirement benefit assets	43	1,338	736
Other assets	33	14,428	12,643
Total assets		970,546	992,438

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

Equity and liabilities	Note	2011 £ million	2010 £ million
Liabilities
Deposits from banks	34	39,810	50,363
Customer deposits	35	413,906	393,633
Items in course of transmission to banks		844	802
Trading and other financial liabilities at fair value through profit or loss	36	24,955	26,762
Derivative financial instruments	19	58,212	42,158
Notes in circulation		1,145	1,074
Debt securities in issue	37	185,059	228,866
Liabilities arising from insurance contracts and participating investment contracts	38	78,991	80,729
Liabilities arising from non-participating investment contracts	40	49,636	51,363
Unallocated surplus within insurance businesses	41	300	643
Other liabilities	42	32,041	29,696
Retirement benefit obligations	43	381	423
Current tax liabilities		103	149
Deferred tax liabilities	44	314	247
Other provisions	45	3,166	4,732
Subordinated liabilities	46	35,089	36,232
Total liabilities		923,952	947,872
Equity
Share capital	47	6,881	6,815
Share premium account	48	16,541	16,291
Other reserves	49	13,818	11,575
Retained profits	50	8,680	9,044
Shareholders’ equity		45,920	43,725
Non-controlling interests		674	841
Total equity		46,594	44,566
Total equity and liabilities		970,546	992,438

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Non-controlling interests £ million	Total £ million
Balance at 1 January 2011	23,106	11,575	9,044	43,725	841	44,566
Comprehensive income
(Loss) profit for the year	—	—	(451)	(451)	73	(378)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	—	1,611	—	1,611	(1)	1,610
Movements in cash flow hedging reserve,
net of tax	—	716	—	716	—	716
Currency translation differences, net of tax	—	(84)	—	(84)	—	(84)
Total other comprehensive income	—	2,243	—	2,243	(1)	2,242
Total comprehensive income	—	2,243	(451)	1,792	72	1,864
Transactions with owners
Dividends	—	—	—	—	(50)	(50)
Issue of ordinary shares	316	—	—	316	—	316
Movement in treasury shares	—	—	(276)	(276)	—	(276)
Value of employee services:
Share option schemes	—	—	125	125	—	125
Other employee award schemes	—	—	238	238	—	238
Change in non-controlling interests	—	—	—	—	(189)	(189)
Total transactions with owners	316	—	87	403	(239)	164
Balance at 31 December 2011	23,422	13,818	8,680	45,920	674	46,594

Further details of movements in the Group’s share capital and reserves are provided in notes 47, 48, 49 and 50.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Non-controlling interests £ million	Total £ million
Balance at 1 January 2010	24,944	7,217	11,117	43,278	829	44,107
Comprehensive income
(Loss) profit for the year	—	—	(2,656)	(2,656)	62	(2,594)
Other comprehensive income
Movements in revaluation reserve in respect
of available-for-sale financial assets, net of tax	—	498	—	498	(5)	493
Movements in cash flow hedging reserve,
net of tax	—	(86)	—	(86)	—	(86)
Currency translation differences, net of tax	—	(129)	—	(129)	—	(129)
Total other comprehensive income	—	283	—	283	(5)	278
Total comprehensive income	—	283	(2,656)	(2,373)	57	(2,316)
Transactions with owners
Dividends	—	—	—	—	(47)	(47)
Issue of ordinary shares	2,237	—	—	2,237	—	2,237
Redemption of preference shares	11	(11)	—	—	—	—
Cancellation of deferred shares	(4,086)	4,086	—	—	—	—
Movement in treasury shares	—	—	20	20	—	20
Value of employee services:
Share option schemes	—	—	154	154	—	154
Other employee award schemes	—	—	409	409	—	409
Change in non-controlling interests	—	—	—	—	2	2
Total transactions with owners	(1,838)	4,075	583	2,820	(45)	2,775
Balance at 31 December 2010	23,106	11,575	9,044	43,725	841	44,566

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Non-controlling interests £ million	Total £ million
Balance at 1 January 2009	3,609	(2,345)	8,129	9,393	306	9,699
Comprehensive income
Profit for the year	—	—	2,827	2,827	126	2,953
Other comprehensive income
Movements in revaluation reserve in respect
of available-for-sale financial assets, net of tax	—	2,248	—	2,248	—	2,248
Movements in cash flow hedging reserve,
net of tax	—	(290)	—	(290)	—	(290)
Currency translation differences, net of tax	—	(200)	—	(200)	(19)	(219)
Total other comprehensive income	—	1,758	—	1,758	(19)	1,739
Total comprehensive income	—	1,758	2,827	4,585	107	4,692
Transactions with owners
Dividends	—	—	—	—	(116)	(116)
Issue of ordinary shares:
Placing and open offer	649	3,781	—	4,430	—	4,430
Issued on acquisition of HBOS	1,944	5,707	—	7,651	—	7,651
Placing and compensatory open offer	3,905	—	—	3,905	—	3,905
Rights issue	13,112	—	—	13,112	—	13,112
Issued to Lloyds TSB Foundations	41	—	—	41	—	41
Adjustment on acquisition	—	—	—	—	5,567	5,567
Transfer to merger reserve	(1,000)	1,000	—	—	—	—
Redemption of preference shares	2,684	(2,684)	—	—	—	—
Movement in treasury shares	—	—	10	10	—	10
Value of employee services:
Share option schemes	—	—	116	116	—	116
Other employee award schemes	—	—	35	35	—	35
Extinguishment of non-controlling interests	—	—	—	—	(5,035)	(5,035)
Total transactions with owners	21,335	7,804	161	29,300	416	29,716
Balance at 31 December 2009	24,944	7,217	11,117	43,278	829	44,107

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2011

	Note		2011 £ million	2010 £ million	2009 £ million
(Loss) profit before tax			(342)	(2,919)	1,042
Adjustments for:
Change in operating assets	57	(A)	44,097	31,860	61,942
Change in operating liabilities	57	(B)	(19,187)	(45,683)	(105,927)
Non-cash and other items	57	(C)	(4,539)	14,373	8,907
Tax (paid) received			(136)	332	301
Net cash provided by (used in) operating activities			19,893	(2,037)	(33,735)
Cash flows from investing activities
Purchase of financial assets			(28,995)	(46,890)	(455,816)
Proceeds from sale and maturity of financial assets			36,523	45,999	490,561
Purchase of fixed assets			(3,095)	(3,216)	(2,689)
Proceeds from sale of fixed assets			2,214	1,354	2,129
Acquisition of businesses, net of cash acquired	57	(E)	(13)	(73)	16,227
Disposal of businesses, net of cash disposed	57	(F)	298	428	411
Net cash provided by (used in) investing activities			6,932	(2,398)	50,823
Cash flows from financing activities
Dividends paid to non-controlling interests			(50)	(47)	(116)
Interest paid on subordinated liabilities			(2,126)	(1,942)	(2,622)
Proceeds from issue of subordinated liabilities			—	3,237	4,187
Proceeds from issue of ordinary shares			—	—	21,533
Repayment of subordinated liabilities			(1,074)	(684)	(6,897)
Change in non-controlling interests			8	2	(33)
Net cash (used in) provided by financing activities			(3,242)	566	16,052
Effects of exchange rate changes on cash and cash equivalents			6	479	(210)
Change in cash and cash equivalents			23,589	(3,390)	32,930
Cash and cash equivalents at beginning of year			62,300	65,690	32,760
Cash and cash equivalents at end of year	57	(D)	85,889	62,300	65,690

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PREPARATION

The consolidated financial statements of Lloyds Banking Group plc have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). IFRS comprises accounting standards prefixed IFRS issued by the International Accounting Standards Board (IASB) and those prefixed IAS issued by the IASB’s predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and its predecessor body. The EU endorsed version of IAS 39 Financial Instruments: Recognition and Measurement relaxes some of the hedge accounting requirements; the Group has not taken advantage of this relaxation, and therefore there is no difference in application to the Group between IFRS as adopted by the EU and IFRS as issued by the IASB.

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. As stated on page 166, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the accounts.

Certain disclosures required under IFRS in relation to financial instruments have been included within the Risk Management section of this annual report on Form 20-F on pages 58 through 131, and identified therein as ‘audited’.

In previous years the Group has included annual management charges on non-participating investment contracts within insurance claims. In light of developing industry practice, these amounts (2011: £606 million; 2010: £577 million; 2009: £474 million) are now included within net fee and commission income.

The Group has adopted the following new standards and amendments to standards which became effective for financial years beginning on or after 1 January 2011. None of these standards or amendments have had a material impact on these financial statements.

(i)

Amendment to IAS 32 Financial Instruments: Presentation – ‘Classification of Rights Issues’. Requires rights issues denominated in a currency other than the functional currency of the issuer to be classified as equity regardless of the currency in which the exercise price is denominated.

(ii)

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. Clarifies that when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor, a gain or loss is recognised in the income statement representing the difference between the carrying value of the financial liability and the fair value of the equity instruments issued; the fair value of the financial liability is used to measure the gain or loss where the fair value of the equity instruments cannot be reliably measured.

(iii)

Improvements to IFRSs (issued May 2010). Amends IFRS 7 Financial Instruments: Disclosure to require further disclosures in respect of collateral held by the Group as security for financial assets and sets out minor amendments to other standards as part of the annual improvements process.

(iv)

Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement. Applies when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements and permits such an entity to treat the benefit of such an early payment as an asset.

(v)

IAS 24 Related Party Disclosures (Revised). Simplifies the definition of a related party and provides a partial exemption from the requirement to disclose transactions and outstanding balances with the government and government-related entities. The Group has taken advantage of an exemption in respect of government and government-related transactions that permits an entity to disclose only transactions that are individually or collectively significant. Details of related party transactions are disclosed in note 53.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2011 and which have not been applied in preparing these financial statements are given in note 58.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES

The Group’s accounting policies are set out below.

(A) CONSOLIDATION

The assets, liabilities and results of Group undertakings (including special purpose entities) are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include subsidiaries, associates and joint ventures.

(1) SUBSIDIARIES

Subsidiaries include entities over which the Group has the power to govern the financial and operating policies which generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases. Details of the principal subsidiaries are given in note 59 to the financial statements.

Investment vehicles, such as Open Ended Investment Companies (OEICs), where the Group has control are consolidated. Control arises when the Group manages the funds and also has a majority beneficial interest. In circumstances where the Group holds a majority beneficial interest, but is not the fund manager, the Group does not consolidate the entity as it does not have the fund manager’s decision-making powers over the investment activities of the OEIC necessary to establish control. The interests of parties other than the Group are reported in other liabilities.

Special purpose entities (SPEs) are consolidated if, in substance, the Group controls the entity. A key indicator of such control, amongst others, is where the Group is exposed to the risks and benefits of the SPE.

The treatment of transactions with non-controlling interests depends on whether, as a result of the transaction, the Group loses control of the subsidiary. Changes in the parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions; any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the parent entity. Where the group loses control of the subsidiary, at the date when control is lost the amount of any non-controlling interest in that former subsidiary is derecognised and any investment retained in the former subsidiary is remeasured to its fair value; the gain or loss that is recognised in profit or loss on the partial disposal of the subsidiary includes the gain or loss on the remeasurement of the retained interest.

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

(C) OTHER INTANGIBLE ASSETS

Other intangible assets include brands, core deposit intangibles, purchased credit card relationships, customer-related intangibles and both internally and externally generated capitalised software enhancements. Intangible assets which have been determined to have a finite useful life are amortised on a straight line basis over their estimated useful life as follows:

Capitalised software enhancements	up to 5 years
Brands (which have been assessed as having finite lives)	10-15 years
Customer-related intangibles	up to 10 years
Core deposit intangibles	up to 8 years
Purchased credit card relationships	5 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

The Group has entered into securitisation and similar transactions to finance certain loans and advances to customers. In cases where the securitisation vehicles are funded by the issue of debt, on terms whereby the majority of the risks and rewards of the portfolio of securitised lending are retained by the Group, these loans and advances continue to be recognised by the Group, together with a corresponding liability for the funding.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

The method of recognising the movements in the fair value of derivatives depends on whether they are designated as hedging instruments and, if so, the nature of the item being hedged. Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of such instruments. At the inception of the hedge relationship, formal documentation is drawn up specifying the hedging strategy, the hedged item and the hedging instrument and the methodology that will be used to measure the effectiveness of the hedge relationship in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship is tested both at inception and throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

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

NOTE 2: ACCOUNTING POLICIES continued

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

Impairment allowances are assessed individually for financial assets that are individually significant. Such individual assessment is used primarily for the Group’s wholesale lending portfolios in the Wholesale, Commercial and Wealth and International divisions. Impairment allowances for portfolios of smaller balance homogenous loans such as most residential mortgages, personal loans and credit card balances in the Group’s retail portfolios in both the Retail and Wealth and International divisions that are below the individual assessment thresholds, and for loan losses that have been incurred but not separately identified at the balance sheet date, are determined on a collective basis.

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

COLLECTIVE ASSESSMENT

Impairment is assessed on a collective basis for (1) homogenous groups of loans that are not considered individually impaired, and (2) to cover losses which have been incurred but have not yet been identified on loans subject to individual impairment.

HOMOGENOUS GROUPS OF LOANS

In respect of portfolios of smaller balance, homogenous loans, the asset is included in a group of financial assets with similar risk characteristics and collectively assessed for impairment. Segmentation takes into account factors such as the type of asset, industry sector, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets as they are indicative of the borrower’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

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

In respect of the Group’s secured mortgage portfolios, the impairment allowance is calculated based on a definition of impaired loans which are those six months or more in arrears (or certain cases where the borrower is bankrupt or is in possession). The estimated cash flows are calculated based on historical experience and are dependent on estimates of the expected value of collateral which takes into account expected future movements in house prices, less costs to sell.

For unsecured personal lending portfolios, the impairment trigger is generally when the balance is two or more instalments in arrears or where the customer has exhibited one or more of the impairment characteristics set out above. While the trigger is based on the payment performance or circumstances of each individual asset, the assessment of future cash flows uses historical experience of cohorts of similar portfolios such that the assessment is considered to be collective. Future cash flows are estimated on the basis of the contractual cash flows of the assets in the cohort and historical loss experience for similar assets. Historical loss experience is adjusted on the basis of current observable data about economic and credit conditions (including unemployment rates and borrowers’ behaviour) to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

INCURRED BUT NOT YET IDENTIFIED IMPAIRMENT

The collective provision also includes provision for inherent losses, that is losses that have been incurred but have not been separately identified at the balance sheet date. The loans that are not currently recognised as impaired are grouped into homogenous portfolios by key risk drivers. Risk drivers for secured retail lending include the current indexed loan-to-value, previous mortgage arrears, internal cross-product delinquency data and external credit bureau data; for unsecured retail lending they include whether the account is up-to-date and, if not, the number of payments that

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

have been missed; and for wholesale lending they include factors such as observed default rates and loss given default. An assessment is made of the likelihood of each account becoming recognised as impaired within the loss emergence period, with the economic loss that each portfolio is likely to generate were it to become impaired. The loss emergence period is determined by local management for each portfolio and the Group has a range of loss emergence periods which are dependent upon the characteristics of the portfolios. Loss emergence periods are reviewed regularly and updated when appropriate. In general the periods used across the Group vary between one month and twelve months based on historical experience. Unsecured portfolios tend to have shorter loss emergence periods than secured portfolios.

LOAN RENEGOTIATIONS AND FORBEARANCE

In certain circumstances, the Group will renegotiate the original terms of a customer’s loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. There are a number of different types of loan renegotiation, including the capitalisation of arrears, payment holidays, interest rate adjustments and extensions of the due date of payment (see note 56 Credit risk sections F and G). Where the renegotiated payments of interest and principal will not recover the original carrying value of the asset, the asset continues to be reported as past due and is considered impaired. Where the renegotiated payments of interest and principal will recover the original carrying value of the asset, the loan is no longer reported as past due or impaired provided that payments are made in accordance with the revised terms. Renegotiation may lead to the loan and associated provision being derecognised and a new loan being recognised initially at fair value.

WRITE OFFS

A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement. For both secured and unsecured retail balances, the write-off takes place only once an extensive set of collections processes has been completed, or the status of the account reaches a point where policy dictates that forbearance is no longer appropriate. For wholesale lending, a write-off occurs if the loan facility with the customer is restructured, the asset is under administration and the only monies that can be received are the amounts estimated by the administrator, the underlying assets are disposed and a decision is made that no further settlement monies will be received, or external evidence (for example, third party valuations) is available that there has been an irreversible decline in expected cash flows.

DEBT FOR EQUITY EXCHANGES

Equity securities acquired in exchange for loans in order to achieve an orderly realisation are accounted for as a disposal of the loan and an acquisition of equity securities, held as available-for-sale. Where control is obtained over an entity as a result of the transaction, the entity is consolidated; where the Group has significant influence over an entity as a result of the transaction, the investment is accounted for by the equity method of accounting (see (A) above). Any subsequent impairment of the assets or business acquired is treated as an impairment of the relevant asset or business and not as an impairment of the original instrument.

(2) AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group assesses, at each balance sheet date, whether there is objective evidence that an available-for-sale financial asset is impaired. In addition to the criteria for financial assets accounted for at amortised cost set out above, this assessment involves reviewing the current financial circumstances (including creditworthiness) and future prospects of the issuer, assessing the future cash flows expected to be realised and, in the case of equity shares, considering whether there has been a significant or prolonged decline in the fair value of the asset below its cost. If an impairment loss has been incurred, the cumulative loss measured as the difference between the acquisition cost (net of any principal repayment and amortisation) and the current fair value, less any impairment loss on that asset previously recognised, is reclassified from equity to the income statement. For impaired debt instruments, impairment losses are recognised in subsequent periods when it is determined that there has been a further negative impact on expected future cash flows; a reduction in fair value caused by general widening of credit spreads would not, of itself, result in additional impairment. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, an amount not greater than the original impairment loss is credited to the income statement; any excess is taken to other comprehensive income. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

NOTE 2: ACCOUNTING POLICIES continued

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

(O) INSURANCE

The Group undertakes both life insurance and general insurance business. Insurance and participating investment contracts are accounted for under IFRS 4 Insurance Contracts, which permits (with certain exceptions) the continuation of accounting practices for measuring insurance and participating investment contracts that applied prior to the adoption of IFRS. The Group, therefore, continues to account for these products using UK GAAP, including FRS 27 Life Assurance, and UK established practice.

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

Liabilities of the Group’s with-profit funds, including guarantees and options embedded within products written by these funds, are stated at their realistic values in accordance with the Financial Services Authority’s realistic capital regime, except that projected transfers out of the funds into other Group funds are recorded in the unallocated surplus (see below). Further details on the realistic capital regime are given on page 81. Changes in the value of these liabilities are recognised through insurance claims.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

NOTE 2: ACCOUNTING POLICIES continued

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

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

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

ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

At 31 December 2011 gross loans and receivables totalled £629,736 million (2010: £667,555 million) against which impairment allowances of

£19,022 million (2010: £18,951 million) had been made (see note 25). The Group’s accounting policy for losses arising on financial assets classified as loans and receivables is described in note 2(H)(1); this note also provides an overview of the methodologies applied.

The allowance for impairment losses on loans and receivables is management’s best estimate of losses incurred in the portfolio at the balance sheet date. Impairment allowances are made up of two components, those determined individually and those determined collectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

Individual impairment allowances are generally established against the Group’s wholesale lending portfolios. The determination of individual impairment allowances requires the exercise of considerable judgement by management involving matters such as local economic conditions and the resulting trading performance of the customer, and the value of the security held, for which there may not be a readily accessible market. In particular, significant judgement is required by management in the current economic environment in assessing the borrower’s cash flows and debt servicing capability together with the realisable value of collateral. The actual amount of the future cash flows and their timing may differ significantly from the assumptions made for the purposes of determining the impairment allowances and consequently these allowances can be subject to variation as time progresses and the circumstances of the customer become clearer.

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

Given the relative size of the mortgage portfolio, a key variable is house prices which determine the collateral value supporting loans in such portfolios. The value of this collateral is estimated by applying changes in house price indices to the original assessed value of the property. If average house prices were ten per cent lower than those estimated at 31 December 2011, the impairment charge would increase by approximately £285 million in respect of UK mortgages and a further £75 million in respect of Irish mortgages.

In addition, a collective unimpaired provision is made for loan losses that have been incurred but have not been separately identified at the balance sheet date. This provision is sensitive to changes in the time between the loss event and the date the impairment is specifically identified. This period is known as the loss emergence period. In the Wholesale division, an increase of one month in the loss emergence period in respect of the loan portfolio assessed for collective unimpaired provisions would result in an increase in the collective unimpaired provision of approximately £181 million (at 31 December 2010, a one month increase in the loss emergence period would have increased the collective unimpaired provision by an estimated £333 million).

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

In the periods subsequent to the acquisition, all of the fair value adjustments unwind. The fair value adjustments made to debt securities and subordinated liabilities unwind over the expected remaining life of the related securities except in the event that the liability is extinguished, in which case the remaining unamortised fair value adjustment is recognised in the income statement immediately. The timing of the unwind of the fair value adjustment relating to loans and receivables requires significant management judgement. This includes the identification of losses which were expected at the date of acquisition and assessing whether anticipated losses will still be incurred. In 2011, there was a benefit of £1,943 million (2010: £3,118 million) to the income statement either from the reversal of a fair value adjustment being credited to the income statement or through a lower impairment charge as a result of the initial HBOS acquisition fair value adjustments.

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 7, the Group categorises financial instruments carried on the balance sheet at fair value using a three level hierarchy. Financial instruments categorised as level 1 are valued using quoted market prices and therefore there is minimal judgement applied in determining fair value. However, the fair value of financial instruments categorised as level 2 and, in particular, level 3 is determined using valuation techniques including discounted cash flow analysis and valuation models. These valuation techniques involve management judgement and estimates the extent of which depends on the complexity of the instrument and the availability of market observable information.

Valuation techniques for level 2 financial instruments use inputs that are largely based on observable market data. Level 3 financial instruments are those where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data. Determining the appropriate assumptions to be used for level 3 financial instruments requires significant management judgement.

At 31 December 2011, the Group classified £7,646 million of financial assets and £790 million of financial liabilities as level 3. Further details of the Group’s level 3 financial instruments and the sensitivity of their valuation including the effect of applying reasonably possible alternative assumptions in determining their fair value are set out in note 55. Details about sensitivities to market risk arising from trading assets and other treasury positions can be found in the Risk Management section on page 125.

RECOVERABILITY OF DEFERRED TAX ASSETS

At 31 December 2011 the Group carried deferred tax assets on its balance sheet of £4,496 million (2010: £5,028 million) and deferred tax liabilities of £314 million (2010: £247 million) (note 44). This presentation takes into account the ability of the Group to net deferred tax assets and liabilities only where there is a legally enforceable right of offset. Note 44 presents the Group’s deferred tax assets and liabilities by type. The largest category of deferred tax asset relates to tax losses carried forward.

The recoverability of the Group’s deferred tax assets in respect of carry forward losses is based on an assessment of future levels of taxable profit expected to arise that can be offset against these losses. The Group’s expectations as to the level of future taxable profits take into account the Group’s long-term financial and strategic plans, and anticipated future tax adjusting items.

In making this assessment account is taken of business plans, the five year board approved operating plan and the following future risk factors:

–	The expected future economic outlook as set out in the Group Chief Executive’s Statement;

–	The retail banking business disposal as required by the European Commission; and

–	Future regulatory change.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

The Group’s total deferred tax asset includes £5,862 million (2010: £7,436 million) in respect of trading losses carried forward. The tax losses have arisen in individual legal entities and will be used as future taxable profits arise in those legal entities, though substantially all of the unused tax losses for which a deferred tax asset has been recognised arise in Bank of Scotland plc and Lloyds TSB Bank plc. The deferred tax asset will be utilised over different time periods in each of the entities in which the tax losses arise. The Group’s assessment is that these tax losses will be fully used within eight years.

Under current UK tax law there is no expiry date for unused tax losses.

As disclosed in note 44, deferred tax assets totalling £1,288 million (2010: £685 million) have not been recognised in respect of certain capital losses carried forward, trading losses carried forward (mainly in certain overseas companies) and unrelieved foreign tax credits as there are no predicted future capital or taxable profits against which these losses can be recognised.

RETIREMENT BENEFIT OBLIGATIONS

The net asset recognised in the balance sheet at 31 December 2011 in respect of the Group’s retirement benefit obligations was £957 million (comprising an asset of £1,338 million and a liability of £381 million) (2010: a net asset of £313 million) of which an asset of £1,131 million (2010: £479 million) related to defined benefit pension schemes. As explained in note 2(L), the Group adopts the corridor approach to the recognition of actuarial gains and losses in respect of its pension schemes and as a consequence has not recognised actuarial losses of £539 million (2010: £959 million). After allowing for this, the defined benefit pension schemes’ net accounting surplus totalled £592 million (2010: deficit of £480 million) representing the difference between the schemes’ liabilities and the fair value of the related assets at the balance sheet date.

The value of the Group’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key areas of estimation uncertainty are the discount rate applied to future cash flows and the expected lifetime of the schemes’ members. The accounting surplus or deficit is sensitive to changes in the discount rate, which is affected by market conditions and therefore potentially subject to significant variation. The cost of the benefits payable by the schemes will also depend upon the longevity of the members. Assumptions are made regarding the expected lifetime of scheme members based upon recent experience and extrapolate the trend, however given the rate of advance in medical science and increasing levels of obesity, it is uncertain whether they will ultimately reflect actual experience.

The effect on the net accounting surplus or deficit and on the pension charge in the Group’s income statement of changes to the principal actuarial assumptions is set out in note 43.

VALUATION OF ASSETS AND LIABILITIES ARISING FROM LIFE INSURANCE BUSINESS

At 31 December 2011, the Group recognised a value in-force business asset of £5,247 million (2010: £5,898 million) and an acquired value in-force business asset of £1,391 million (2010: £1,469 million). The value in-force business asset represents the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The acquired value in-force business asset represents the contractual rights to benefits from providing investment management services in relation to non-participating investment contracts acquired in business combinations and portfolio transfers. The methodology used to value these assets is set out in note 2(O)(1). The valuation or recoverability of these assets requires assumptions to be made about future economic and operating conditions which are inherently uncertain and changes could significantly affect the value attributed to these assets. The key assumptions that have been made in determining the carrying value of the value in-force business assets at 31 December 2011 are set out in note 30.

At 31 December 2011, the Group carried liabilities arising from insurance contracts and participating investment contracts of £78,991 million (2010: £80,729 million). The methodology used to value these liabilities is described in note 2(O)(1). Elements of the liability valuations require assumptions to be made about future investment returns, future mortality rates and future policyholder behaviour and are subject to significant management judgement and estimation uncertainty. The key assumptions that have been made in determining the carrying value of these liabilities are set out in note 38.

The effect on the Group’s profit before tax and shareholders’ equity of changes in key assumptions used in determining the life insurance assets and liabilities is set out in note 39.

PAYMENT PROTECTION INSURANCE

The Group charged a provision of £3,200 million in the year ended 31 December 2010 in respect of payment protection insurance (PPI) policies as a result of discussions with the FSA and a judgment handed down by the UK High Court (see note 45 for more information).

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

The provision requires significant judgement by management in determining appropriate assumptions, which include the level of complaints, uphold rates, proactive contact and response rates, Financial Ombudsman Service referral and uphold rates as well as redress costs for each of the many different populations of customers identified by the Group in its analyses used to determine the best estimate of the anticipated costs of redress. If the level of complaints had been one percentage point higher (lower) than estimated for all policies open within the last six years then the provision made in 2010 would have increased (decreased) by approximately £70 million. There are a large number of inter-dependent assumptions underpinning the provision; the above sensitivity assumes that all assumptions, other than the level of complaints, remain constant. The sensitivity is, therefore, hypothetical and should be used with caution.

The Group will re-evaluate the assumptions underlying its analysis at each reporting date as more information becomes available. As noted above, there is inherent uncertainty in making estimates; actual results in future periods may differ from the amount provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

PROVISION IN RELATION TO GERMAN INSURANCE BUSINESS LITIGATION

Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. CMIG’s strategy includes defending claims robustly and appealing against adverse judgements. The ultimate financial effect, which could be significant, will only be known once all relevant claims have been resolved. The Group has charged a provision of £175 million (see note 54 for more information). Management believes this represents the most appropriate estimate of the financial impact, based upon a series of assumptions, including the number of claims received, the proportion upheld, and resulting legal and administration costs.

This provision requires significant judgement by management in determining appropriate assumptions, including the number of claims received, the proportion upheld, and resulting legal and administration costs. Assuming that all other assumptions remain unchanged, if in the longer term the level of claims was ten percentage points higher (lower) than estimated then the cost would increase (decrease) by approximately £3 million; and if uphold rates were ten percentage points higher (lower) than estimated then the cost would increase (decrease) by approximately £13 million.

The Group will re-evaluate the assumptions underlying its analysis at each reporting date as more information becomes available. As noted above, there is inherent uncertainty in making estimates; actual results in future periods may differ from the amount provided.

NOTE 4: SEGMENTAL ANALYSIS

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

During 2011 the chief operating decision maker has commenced reviewing the results of the Group’s Commercial business separately to the Wholesale segment. As a consequence, the Group’s activities are now organised into five financial reporting segments: Retail, Wholesale, Commercial, Wealth and International, and Insurance. The comparatives for 2009 include the pre-acquisition results of HBOS for the period from 1 January 2009 to 16 January 2009.

During the third quarter of 2011, the Group implemented a new approach to its allocation methodologies for funding costs and capital that ensures that the cost of funding is more fully reflected in each segment’s results. The new methodology is designed to ensure that funding costs are allocated to the segments and that the allocation is more directly related to the size and behavioural duration of asset portfolios, with a similar approach applied to recognise the value to the business from the Group’s growing deposit base. Comparative figures have been restated. The impact of this restatement on the year ended 31 December 2010 was to reduce net interest income and profit before tax in Retail by £730 million, in Wholesale by £404 million, in Commercial by £48 million and in Wealth and International by £126 million; and to increase net interest income and profit before tax in Insurance by £224 million, in Group Operations by £11 million and in Central items by £1,073 million.

Retail offers a broad range of retail financial service products in the UK, including current accounts, savings, personal loans, credit cards and mortgages. It is also a major general insurance and bancassurance distributor, selling a wide range of long-term savings, investment and general insurance products.

The Wholesale division serves businesses with turnover above £15 million with a range of propositions segmented according to customer need. The division comprises Wholesale Banking and Markets, Wholesale Business Support Unit and Asset Finance.

Commercial serves in excess of a million small and medium-sized enterprises and community organisations with a turnover of up to £15 million. Customers extend from start-up enterprises to established corporations, and are supported with a range of propositions aligned to customer needs. Commercial comprises Commercial Banking and Commercial Finance, the invoice discounting and factoring business.

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

Insurance provides long-term savings, investment and protection products distributed through the bancassurance, intermediary and direct channels in the UK. It is also a distributor of home insurance in the UK with products sold through the retail branch network, direct channels and strategic corporate partners. The business consists of Life, Pensions and Investments UK; Life, Pensions and Investments Europe; and General Insurance.

Other includes the costs of managing the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and procurement services, the costs of which are predominantly recharged to the other divisions. It also reflects other items not recharged to the divisions, including hedge ineffectiveness, UK bank levy, Financial Services Compensation Scheme costs, gains on liability management, volatile items such as hedge accounting volatility managed centrally, and other gains from the structural hedging of interest rate risk.

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

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis (an amount equal to the interest element of the next payment on the swap) and transfers the remainder of the fair value of the swap to the central group segment where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment. This allocation of the fair value of the swap and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and records volatility in the central group segment where it is managed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Wholesale £m	Commercial £m	Wealth and International £m	Insurance £m	Other £m	Reported basis total £m

Year ended 31 December 2011
Net interest income	7,497	2,139	1,251	828	(67)	585	12,233
Other income (net of fee and commission expense)	1,649	3,335	446	1,197	2,687	(7)	9,307
Effects of liability management, volatile items and asset sales	48	(1,415)	—	—	—	1,293	(74)

Total income	9,194	4,059	1,697	2,025	2,620	1,871	21,466
Insurance claims	—	—	—	—	(343)	—	(343)

Total income, net of insurance claims	9,194	4,059	1,697	2,025	2,277	1,871	21,123
Operating expenses	(4,438)	(2,518)	(948)	(1,548)	(812)	(357)	(10,621)

Trading surplus	4,756	1,541	749	477	1,465	1,514	10,502
Impairment	(1,970)	(2,901)	(303)	(4,610)	—	(3)	(9,787)
Share of results of joint ventures and associates	11	14	—	3	—	(1)	27

Profit (loss) before tax and fair value unwind	2,797	(1,346)	446	(4,130)	1,465	1,510	742
Fair value unwind	839	2,174	53	194	(43)	(1,274)	1,943

Profit (loss) before tax	3,636	828	499	(3,936)	1,422	236	2,685

External revenue	12,267	2,895	1,263	2,144	3,253	(356)	21,466
Inter-segment revenue	(3,073)	1,164	434	(119)	(633)	2,227	—

Segment revenue	9,194	4,059	1,697	2,025	2,620	1,871	21,466

Segment external assets	356,295	320,435	28,998	74,623	140,754	49,441	970,546

Segment customer deposits	247,088	91,357	32,107	42,019	—	1,335	413,906

Segment external liabilities	279,162	259,209	32,723	75,791	129,350	147,717	923,952

Other segment items reflected in income statement above:
Depreciation and amortisation	364	967	53	60	91	67	1,602
Increase (decrease) in value of in-force business	—	—	—	3	(625)	—	(622)
Defined benefit scheme charges	121	33	33	25	23	(36)	199
Other segment items:
Additions to tangible fixed assets	189	1,435	2	212	451	806	3,095
Investments in joint ventures and associates at end of year	147	80	—	104	—	3	334

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Wholesale £m	Commercial £m	Wealth and International £m	Insurance £m	Other £m	Reported basis total £m
Year ended 31 December 2010
Net interest income	8,648	2,847	1,127	1,050	(39)	510	14,143
Other income (net of fee and commission expense)	1,607	3,974	457	1,123	2,799	(24)	9,936
Effects of liability management, volatile items and asset sales	—	(295)	—	37	15	150	(93)
Total income	10,255	6,526	1,584	2,210	2,775	636	23,986
Insurance claims	—	—	—	—	(542)	—	(542)
Total income, net of insurance claims	10,255	6,526	1,584	2,210	2,233	636	23,444
Costs:
Operating expenses	(4,644)	(2,752)	(992)	(1,536)	(854)	(150)	(10,928)
Impairment of tangible fixed assets	—	(150)	—	—	—	—	(150)
	(4,644)	(2,902)	(992)	(1,536)	(854)	(150)	(11,078)
Trading surplus	5,611	3,624	592	674	1,379	486	12,366
Impairment	(2,747)	(4,064)	(382)	(5,988)	—	—	(13,181)
Share of results of joint ventures and associates	17	(95)	—	(8)	(10)	5	(91)
Profit (loss) before tax and fair value unwind	2,881	(535)	210	(5,322)	1,369	491	(906)
Fair value unwind	1,105	3,049	81	372	(43)	(1,446)	3,118
Profit (loss) before tax	3,986	2,514	291	(4,950)	1,326	(955)	2,212
External revenue	13,603	3,911	1,378	3,000	3,180	(1,086)	23,986
Inter-segment revenue	(3,348)	2,615	206	(790)	(405)	1,722	—
Segment revenue	10,255	6,526	1,584	2,210	2,775	636	23,986
Segment external assets[1]	369,170	327,055	28,938	85,508	143,300	38,467	992,438
Segment customer deposits	235,591	92,951	31,311	32,784	—	996	393,633
Segment external liabilities	275,945	289,257	31,952	65,658	132,133	152,927	947,872
Other segment items reflected in income statement above:
Depreciation and amortisation	384	1,071	62	87	135	64	1,803
Increase in value of in-force business	—	—	—	2	787	—	789
Defined benefit scheme charges	176	52	37	36	28	126	455
Other segment items:
Additions to tangible fixed assets	126	1,703	5	20	585	777	3,216
Investments in joint ventures and associates at end of year	139	127	—	158	—	5	429

[1]	Segment external assets as at 31 December 2010 have been restated to reflect the reclassification of certain central adjustments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Wholesale £m	Commercial £m	Wealth and International £m	Insurance £m	Other £m	Reported basis total £m

Year ended 31 December 2009
Net interest income	7,543	3,447	1,084	1,140	(59)	(89)	13,066
Other income (net of fee and commission expense)	1,804	3,787	489	1,128	2,944	(69)	10,083
Effects of liability management, volatile items and asset sales	—	(77)	—	—	—	1,529	1,452

Total income	9,347	7,157	1,573	2,268	2,885	1,371	24,601
Insurance claims	—	—	—	—	(637)	—	(637)

Total income, net of insurance claims	9,347	7,157	1,573	2,268	2,248	1,371	23,964
Operating expenses	(4,566)	(3,018)	(1,088)	(1,544)	(974)	(419)	(11,609)

Trading surplus	4,781	4,139	485	724	1,274	952	12,355
Impairment	(4,227)	(14,861)	(822)	(4,078)	—	—	(23,988)
Share of results of joint ventures and associates	(6)	(720)	—	(21)	(22)	2	(767)

Profit (loss) before tax and fair value unwind	548	(11,442)	(337)	(3,375)	1,252	954	(12,400)
Fair value unwind	407	6,760	137	942	(49)	(2,097)	6,100

Profit (loss) before tax	955	(4,682)	(200)	(2,433)	1,203	(1,143)	(6,300)

External revenue	14,221	2,719	1,446	2,859	3,780	(424)	24,601
Inter-segment revenue	(4,874)	4,438	127	(591)	(895)	1,795	—

Segment revenue	9,347	7,157	1,573	2,268	2,885	1,371	24,601

Other segment items reflected in income statement above:
Depreciation and amortisation	196	1,214	70	84	152	147	1,863
(Decrease) increase in value of in-force business	—	—	—	(5)	1,097	—	1,092
Defined benefit scheme charges	190	65	47	40	39	156	537
Other segment items:
Additions to tangible fixed assets	65	2,960	9	53	255	487	3,829
Investments in joint ventures and associates at end of year	30	189	—	123	(14)	151	479

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

RECONCILIATION OF REPORTED BASIS TO STATUTORY RESULTS

The reported basis is the basis on which financial information is presented to the chief operating decision maker which excludes certain items included in the statutory results. The table below reconciles the statutory results to the reported basis.

		Removal of:

	Lloyds Banking Group statutory £m	Acquisition related and other items[1] £m	Volatility arising in insurance businesses £m	Insurance gross up £m	Legal and regulatory provisions[2] £m	Fair value unwind £m	Reported basis £m

Year ended 31 December 2011
Net interest income	12,698	(820)	(19)	(336)	—	710	12,233
Other income	14,114	894	857	(5,530)	—	(1,028)	9,307
Effects of liability management, volatile
items and asset sales		(74)	—	—	—	—	(74)

Total income	26,812	—	838	(5,866)	—	(318)	21,466
Insurance claims	(6,041)	—	—	5,698	—	—	(343)

Total income, net of insurance claims	20,771	—	838	(168)	—	(318)	21,123
Operating expenses	(13,050)	2,014	—	168	175	72	(10,621)

Trading surplus (deficit)	7,721	2,014	838	—	175	(246)	10,502
Impairment	(8,094)	—	—	—	—	(1,693)	(9,787)
Share of results of joint ventures and
associates	31	—	—	—	—	(4)	27
Fair value unwind		—	—	—	—	1,943	1,943

(Loss) profit before tax	(342)	2,014	838	—	175	—	2,685

[1]

Comprises integration and simplification costs related to severance, IT and business costs of implementation (£1,282 million), EC mandated retail business disposal costs (£170 million), amortisation of purchased intangibles (£562 million) and the effects of liability management, volatile items and asset sales (£74 million).

[2]	Comprises the provision in relation to German insurance business litigation.

		Removal of:
	Lloyds Banking Group statutory £m	Acquisition related and other items[1] £m	Volatility arising in insurance businesses £m	Insurance gross up £m	Legal and regulatory provisions and loss on disposal of businesses[2] £m	Fair value unwind £m	Reported basis £m
Year ended 31 December 2010
Net interest income	12,546	321	26	949	—	301	14,143
Other income	31,498	(228)	(332)	(19,739)	—	(1,263)	9,936
Effects of liability management, volatile
items and asset sales		(93)	—	—	—	—	(93)
Total income	44,044	—	(306)	(18,790)	—	(962)	23,986
Insurance claims	(19,088)	—	—	18,544	—	2	(542)
Total income, net of insurance claims	24,956	—	(306)	(246)	—	(960)	23,444
Costs:
Operating expenses	(16,268)	1,320	—	246	3,700	74	(10,928)
Impairment of tangible fixed assets	(202)	52	—	—	—	—	(150)
	(16,470)	1,372	—	246	3,700	74	(11,078)
Trading surplus (deficit)	8,486	1,372	(306)	—	3,700	(886)	12,366
Impairment	(10,952)	—	—	—	—	(2,229)	(13,181)
Share of results of joint ventures and
associates	(88)	—	—	—	—	(3)	(91)
Loss on disposal of businesses	(365)	—	—	—	365	—	—
Fair value unwind		—	—	—	—	3,118	3,118
Profit (loss) before tax	(2,919)	1,372	(306)	—	4,065	—	2,212

[1]

Comprises the pension curtailment gain (£910 million, see note 43), integration costs (£1,653 million), amortisation of purchased intangibles (£629 million) and the effects of liability management, volatile items and asset sales (£93 million).

[2]	Comprises the payment protection insurance provision (£3,200 million), the customer goodwill payments provision (£500 million) and the loss on disposal of businesses (£365 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

		Removal of:

	Lloyds Banking Group statutory £m	Pre-acquisition results of HBOS £m	Government Asset Protection Scheme fee and acquisition related and other items[1] £m	Volatility arising in insurance businesses £m	Insurance gross up £m	Fair value unwind £m	Reported basis £m

Year ended 31 December 2009
Net interest income	9,026	243	340	11	1,280	2,166	13,066
Other income	36,745	(1,123)	(1,792)	(479)	(22,133)	(1,135)	10,083
Effects of liability management, volatile
items and asset sales		—	1,452	—	—	—	1,452

Total income	45,771	(880)	—	(468)	(20,853)	1,031	24,601
Insurance claims	(22,493)	1,349	—	—	20,792	(285)	(637)

Total income, net of insurance claims	23,278	469	—	(468)	(61)	746	23,964
Operating expenses	(15,984)	(293)	4,589	—	61	18	(11,609)

Trading surplus (deficit)	7,294	176	4,589	(468)	—	764	12,355
Impairment	(16,673)	(456)	—	—	—	(6,859)	(23,988)
Share of results of joint ventures and
associates	(752)	—	—	(10)	—	(5)	(767)
Gain on acquisition	11,173	—	(11,173)	—	—	—	—
Fair value unwind	—	—	—	—	—	6,100	6,100

Profit (loss) before tax	1,042	(280)	(6,584)	(478)	—	—	(6,300)

[1]

Comprises the gain on acquisition (£11,173 million), the Government Asset Protection Scheme fee (£2,500 million), integration costs (£1,096 million), amortisation of purchased intangibles (£753 million), goodwill impairment (£240 million) and the effects of liability management, volatile items and asset sales (£1,452 million).

GEOGRAPHICAL AREAS

The Group’s activities are focused in the UK and the analyses of income and assets below are based on the location of the branch or entity recording the income or assets.

	2011			2010			2009

	UK £m	Non-UK £m	Total £m	UK £m	Non-UK £m	Total £m	UK £m	Non-UK £m	Total £m

Total income	24,392	2,420	26,812	39,840	4,204	44,044	43,046	2,725	45,771

Total assets	875,918	94,628	970,546	874,002	118,436	992,438	916,734	110,521	1,027,255

There was no individual non-UK country contributing more than 5 per cent of total income or total assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: NET INTEREST INCOME

	Weighted average effective interest rate

	2011%	2010[1] %	2009[1] %	2011 £m	2010 £m	2009 £m

Interest and similar income:
Loans and advances to customers, excluding lease and hire purchase receivables	4.00	4.37	3.67	23,208	25,459	24,171
Loans and advances to banks	0.78	0.72	1.18	628	512	769
Debt securities held as loans and receivables	3.17	4.41	3.68	590	1,377	1,469
Lease and hire purchase receivables	5.13	6.74	6.01	742	626	852

Interest receivable on loans and receivables	3.63	4.03	3.50	25,168	27,974	27,261
Available-for-sale financial assets	2.58	2.88	1.78	886	1,311	977
Held-to-maturity investments	3.29	2.51	—	262	55	—

Total interest and similar income	3.58	3.95	3.39	26,316	29,340	28,238

Interest and similar expense:
Deposits from banks, excluding liabilities under sale and repurchase transactions	0.80	0.78	0.95	(222)	(319)	(883)
Customer deposits, excluding liabilities under
sale and repurchase transactions	1.66	1.56	1.29	(6,080)	(5,381)	(4,410)
Debt securities in issue	2.22	2.49	2.56	(5,045)	(5,833)	(6,318)
Subordinated liabilities	6.35	10.98	10.05	(2,155)	(3,619)	(4,325)
Liabilities under sale and repurchase agreements	1.39	1.18	1.95	(335)	(744)	(1,655)

Interest payable on liabilities held at amortised cost	2.04	2.22	2.17	(13,837)	(15,896)	(17,591)
Other	(1.14)	6.97	14.92	219	(898)	(1,621)

Total interest and similar expense	1.95	2.31	2.34	(13,618)	(16,794)	(19,212)

Net interest income				12,698	12,546	9,026

[1]	During 2011 the Group has revised its treatment of offset accounts; average balances for 2009 and 2010 have been restated accordingly.

Included within interest and similar income is £1,405 million (2010: £1,288 million; 2009: £971 million) in respect of impaired financial assets. Net interest income also includes a charge of £70 million (2010: charge of £932 million; 2009: charge of £121 million) transferred from the cash flow hedging reserve (see note 49).

During December 2011, the Group completed the exchange of certain subordinated debt securities issued by Lloyds TSB Bank plc and HBOS plc for new subordinated debt securities issued by Lloyds TSB Bank plc. As part of the exchange, the Group announced that all decisions to exercise calls on those original securities that remained outstanding following the exchange offer would be made with reference to the prevailing regulatory, economic and market conditions at the time. These securities will not, therefore, be called at their first available call date which will lead to coupons continuing to be being paid until possibly the final redemption date of the securities. Consequently, the Group is required to adjust the carrying amount of these securities to reflect the revised estimated cash flows over their revised life and to recognise this change in carrying value in interest expense. Included within net interest income is a credit of £570 million in respect of the securities that remained outstanding following the exchange offer.

In December 2011, the Group decided to defer payment of non-mandatory coupons on certain securities and, instead, settle them using an Alternative Coupon Satisfaction Mechanism on their contractual terms. This change in expected cashflows resulted in a gain of £126 million in net interest income from the recalculation of the carrying value of these securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: NET FEE AND COMMISSION INCOME

	2011 £m	2010 £m	2009 £m

Fee and commission income:
Current accounts	1,053	1,086	1,088
Credit and debit card fees	877	812	765
Other[1]	3,005	3,094	2,875

Total fee and commission income	4,935	4,992	4,728
Fee and commission expense	(1,391)	(1,682)	(1,517)

Net fee and commission income	3,544	3,310	3,211

[1]

In previous years the Group has included annual management charges on non-participating investment contracts within insurance claims. In light of developing industry practice, these amounts (2011: £606 million; 2010: £577 million; 2009: £474 million) are now included within net fee and commission income.

As discussed in note 2, fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

NOTE 7: NET TRADING INCOME

	2011 £m	2010 £m	2009 £m

Foreign exchange translation gains	317	70	283
Gains on foreign exchange trading transactions	341	377	488

Total foreign exchange	658	447	771
Investment property (losses) gains (note 28)	(107)	434	(214)
Securities and other (losses) gains (see below)	(919)	14,843	18,541

Net trading income	(368)	15,724	19,098

Securities and other gains comprise net gains arising on assets and liabilities held at fair value through profit or loss and for trading as follows:

	2011 £m	2010 £m	2009 £m
Net income arising on assets held at fair value through profit or loss:
Debt securities, loans and advances	5,293	2,292	4,297
Equity shares	(4,917)	10,333	11,475
Total net income arising on assets held at fair value through profit or loss	376	12,625	15,772
Net expense arising on liabilities held at fair value through profit or loss – debt securities in issue	(230)	(231)	(125)
Total net gains arising on assets and liabilities held at fair value through profit or loss	146	12,394	15,647
Net (losses) gains on financial instruments held for trading	(1,065)	2,449	2,894
Securities and other (losses) gains	(919)	14,843	18,541

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: INSURANCE PREMIUM INCOME

	2011 £m	2010 £m	2009 £m
Life insurance
Gross premiums	7,276	7,026	7,768
Ceded reinsurance premiums	(322)	(253)	(308)
Net earned premiums	6,954	6,773	7,460
Non-life insurance

Gross written premiums	1,198	1,332	1,390
Ceded reinsurance premiums	(52)	(104)	(101)
Net written premiums	1,146	1,228	1,289
Change in provision for unearned premiums (note 38(2))	70	156	171
Change in provision for ceded unearned premiums (note 38(2))	—	(9)	26
Net earned premiums	1,216	1,375	1,486
Total net earned premiums	8,170	8,148	8,946

Life insurance gross premiums can be further analysed as follows:

	2011 £m	2010 £m	2009 £m
Life and pensions	6,737	6,428	7,070
Annuities	529	583	685
Other	10	15	13
Gross premiums	7,276	7,026	7,768

Non-life insurance gross written premiums can be further analysed as follows:

	2011 £m	2010 £m	2009 £m
Credit protection	231	363	417
Home	963	964	968
Health	4	5	5
Gross written premiums	1,198	1,332	1,390

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: OTHER OPERATING INCOME

	2011 £m	2010 £m	2009 £m
Operating lease rental income	1,268	1,410	1,509
Rental income from investment properties (note 28)	388	337	358
Other rents receivable	34	41	51
Gains less losses on disposal of available-for-sale financial assets (note 49)	343	399	97
Movement in value of in-force business (note 30)	(622)	789	1,169
Liability management gains	599	423	1,498
Other income	758	917	808
Total other operating income	2,768	4,316	5,490

LIABILITY MANAGEMENT GAINS

During December 2011, the Group completed the exchange of certain subordinated debt securities issued by Lloyds TSB Bank plc and HBOS plc for new subordinated debt securities issued by Lloyds TSB Bank plc by undertaking an exchange offer on certain securities which were eligible for call before 31 December 2012. This exchange resulted in a gain on extinguishment of the existing securities of £599 million being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs.

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

In the first half of 2009, undated subordinated securities issued by a number of Group companies were exchanged for innovative tier 1 securities and senior unsecured securities issued by Lloyds TSB Bank plc. These exchanges resulted in a gain of £745 million. In July 2009, dated and undated subordinated securities issued by Clerical Medical Finance plc were exchanged for senior unsecured securities issued by Lloyds TSB Bank plc resulting in a gain of £30 million. In November 2009, as part of the restructuring plan that was a requirement for European Commission approval of state aid received by the Group, the Group agreed to suspend the payment of coupons and dividends on certain of the Group’s preference shares and preferred securities for the two year period from 31 January 2010 to 31 January 2012. This suspension gave rise to a partial extinguishment of the original liability, equivalent to the present value of the suspended cash flows. During December 2009, as part of the Group’s recapitalisation and exit from GAPS, preference shares, preferred securities and undated subordinated securities were exchanged for Enhanced Capital Notes. These exchanges, together with the partial extinguishment of liabilities arising from the suspension of payments of coupons, resulted in a gain of £723 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: INSURANCE CLAIMS

Insurance claims comprise:

	2011 £m	2010 £m	2009 £m
Life insurance and participating investment contracts
Claims and surrenders:
Gross	(8,622)	(9,397)	(8,010)
Reinsurers’ share	230	159	146
	(8,392)	(9,238)	(7,864)
Change in insurance and participating investment contract liabilities (note 38(1)):
Change in gross liabilities	1,383	(4,622)	(5,922)
Change in reinsurers’ share of liabilities	451	256	177
	1,834	(4,366)	(5,745)
Change in non-participating investment contract liabilities:
Change in gross liabilities[1]	520	(5,449)	(7,932)
Change in reinsurers’ share of liabilities	—	65	—
	520	(5,384)	(7,932)
Change in unallocated surplus (note 41)	340	439	(318)
Total life insurance and participating investment contracts	(5,698)	(18,549)	(21,859)
Non-life insurance
Claims and claims paid:
Gross	(521)	(470)	(542)
Reinsurers’ share	4	11	16
	(517)	(459)	(526)
Change in liabilities (note 38(2)):
Gross	186	(82)	(111)
Reinsurers’ share	(12)	2	3
	174	(80)	(108)
Total non-life insurance	(343)	(539)	(634)
Total insurance claims	(6,041)	(19,088)	(22,493)
Life insurance and participating investment contracts gross claims can also be analysed as follows:
Deaths	(625)	(662)	(637)
Maturities	(1,861)	(1,763)	(2,107)
Surrenders	(5,041)	(5,904)	(4,225)
Annuities	(764)	(741)	(710)
Other	(331)	(327)	(331)
Total life insurance gross claims	(8,622)	(9,397)	(8,010)

[1]

In previous years the Group has included annual management charges on non-participating investment contracts within insurance claims. In light of developing industry practice, these amounts (2011: £606 million; 2010: £577 million; 2009: £474 million) are now included within net fee and commission income.

A non-life insurance claims development table is included in note 38.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES

	2011 £m	2010 £m1	2009 £m
Staff costs:
Salaries	3,784	3,787	3,902
Performance-based compensation	361	533	491
Social security costs	432	396	383
Pensions and other post-retirement benefit schemes (note 43):
Curtailment gain[2]	—	(910)	—
Other	401	628	744
	401	(282)	744
Restructuring costs	124	119	412
Other staff costs	1,064	1,069	743
	6,166	5,622	6,675
Premises and equipment:
Rent and rates	547	602	569
Hire of equipment	22	18	20
Repairs and maintenance	188	199	226
Other	294	358	341
	1,051	1,177	1,156
Other expenses:
Communications and data processing	954	1,126	668
Advertising and promotion	398	362	335
Professional fees	576	742	540
Customer goodwill payments provision (note 45)	—	500	—
UK bank levy	189	—	—
Financial services compensation scheme management expenses levy	179	46	73
Provision in relation to German insurance business litigation (note 45)	175	—	—
Other	1,122	1,061	1,237
	3,593	3,837	2,853
Depreciation and amortisation:
Depreciation of tangible fixed assets (note 32)	1,434	1,635	1,716
Amortisation of acquired value of in-force non-participating investment contracts (note 30)	78	76	75
Amortisation of other intangible assets (note 31)	663	721	769
	2,175	2,432	2,560
Impairment of tangible fixed assets[3] (note 32)	65	202	—
Goodwill impairment (note 29)	—	—	240
Total operating expenses, excluding payment protection insurance provision and Government Asset Protection Scheme fee	13,050	13,270	13,484
Payment protection insurance provision (note 45)	—	3,200	—
Government Asset Protection Scheme fee	—	—	2,500
Total operating expenses	13,050	16,470	15,984

[1]	During 2011, the Group has reviewed the analysis of certain cost items and as a result has reclassified some items of expenditure; comparatives for 2010 have been restated accordingly.

[2]

Following changes by the Group to the terms of its defined benefit pension schemes in 2010, all future increases to pensionable salary will be capped each year at the lower of: Retail Prices Index inflation; each employee’s actual percentage increase in pay; and 2 per cent of pensionable pay. In addition to this, during the second half of 2010 there was a change in commutation factors in certain defined benefit schemes. The combined effect of these changes was a reduction in the Group’s defined benefit obligation of £1,081 million and a reduction in the Group’s unrecognised actuarial losses of £171 million, resulting in a net curtailment gain of £910 million recognised in the income statement and a reduction in the balance sheet liability.

[3]	£65 million (2010: £52 million; 2009: £nil) of the impairment of tangible fixed assets relates to integration activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES continued

PERFORMANCE-BASED COMPENSATION

The table below analyses the Group’s performance-based compensation costs (excluding branch-based sales incentives) between those relating to the current performance year and those relating to earlier years.

	2011 £m	2010 £m	2009 £m
Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	363	505	480
Awards made in respect of earlier years	(2)	28	11
	361	533	491

Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	43	39	60
Awards made in respect of earlier years	29	39	11
	72	78	71

Performance-based awards expensed in 2011 include cash awards amounting to £160 million (2010: £163 million; 2009: £180 million).

AVERAGE HEADCOUNT

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2011	2010	2009
UK	116,371	118,149	125,109
Overseas	4,078	4,830	6,891
Total	120,449	122,979	132,000

FEES PAYABLE TO THE AUDITORS

Fees payable to the Company’s auditors by the Group are as follows:

	2011 £m	2010 £m	2009 £m
Fees payable for the audit of the Company’s current year annual report	1.7	1.9	2.2
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	16.9	17.9	18.8
Other services supplied pursuant to legislation	4.8	6.2	4.2
Total audit fees	23.4	26.0	25.2
Other services – audit related fees	2.9	1.8	5.3
Total audit and audit related fees	26.3	27.8	30.5
Services relating to taxation	1.1	1.0	1.0
Other non-audit fees:
Services relating to corporate finance transactions	6.3	1.9	0.3
Other services	2.6	9.7	8.9
Total other non-audit fees	8.9	11.6	9.2
Total fees payable to the Company’s auditors by the Group	36.3	40.4	40.7

Other non-audit fees cover a variety of services and in 2009 and 2010 included the costs associated with the Group’s preparations for ensuring that the heritage HBOS businesses complied fully with the requirements of the Sarbanes-Oxley Act by 31 December 2010.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES continued

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

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2011 £m	2010 £m	2009 £m
Audits of Group pension schemes	0.4	0.3	0.3
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.6	0.8	0.6
Reviews of the financial position of corporate and other borrowers	11.0	17.2	19.3
Acquisition due diligence and other work performed in respect of potential venture capital investments	1.0	1.2	1.4

NOTE 12: IMPAIRMENT

	2011 £m	2010 £m	2009 £m
Impairment losses on loans and receivables:
Loans and advances to banks	—	(13)	(3)
Loans and advances to customers	8,020	10,727	15,783
Debt securities classified as loans and receivables	49	57	248
Total impairment losses on loans and receivables (note 25)	8,069	10,771	16,028
Impairment of available-for-sale financial assets	80	106	602
Other credit risk provisions (note 45)	(55)	75	43
Total impairment charged to the income statement	8,094	10,952	16,673

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The Group’s share of results of and investments in joint ventures and associates comprises:

	Joint ventures			Associates			Total
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
Share of income statement amounts:
Income	316	318	708	160	135	5	476	453	713
Expenses	(261)	(209)	(544)	(161)	(91)	(96)	(422)	(300)	(640)
Impairment	(20)	(126)	(272)	1	(92)	(114)	(19)	(218)	(386)
Insurance claims	—	—	(465)	—	—	—	—	—	(465)
Profit (loss) before tax	35	(17)	(573)	—	(48)	(205)	35	(65)	(778)
Tax	(4)	(22)	24	—	(1)	2	(4)	(23)	26
Share of post-tax results	31	(39)	(549)	—	(49)	(203)	31	(88)	(752)
Share of balance sheet amounts:
Current assets	3,346	3,370	2,754	246	378	605	3,592	3,748	3,359
Non-current assets	2,148	2,868	4,662	976	1,184	1,611	3,124	4,052	6,273
Current liabilities	(714)	(588)	(2,175)	(293)	(433)	(494)	(1,007)	(1,021)	(2,669)
Non-current liabilities	(4,471)	(5,324)	(4,871)	(904)	(1,026)	(1,613)	(5,375)	(6,350)	(6,484)
Share of net assets at 31 December	309	326	370	25	103	109	334	429	479
Movement in investments over the year:
At 1 January	326	370	55	103	109	—	429	479	55
Exchange and other adjustments	(3)	(8)	(15)	(1)	40	60	(4)	32	45
Adjustment on acquisition	—	—	956	—	—	219	—	—	1,175
Additional investments	7	71	140	3	6	12	10	77	152
Acquisitions	—	—	3	—	—	60	—	—	63
Disposals	(47)	(68)	(199)	(79)	(2)	(39)	(126)	(70)	(238)
Share of post-tax results	31	(39)	(549)	—	(49)	(203)	31	(88)	(752)
Dividends paid	(5)	—	(21)	(1)	(1)	—	(6)	(1)	(21)
Share of net assets at 31 December	309	326	370	25	103	109	334	429	479

During 2011, the Group recognised a net £8 million of losses of associates not previously recognised. The Group’s unrecognised share of losses of associates during 2010 was £8 million (2009: £64 million) and of joint ventures is £85 million in 2011 (2010: £180 million; 2009: £424 million). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group’s unrecognised share of losses net of unrecognised profits on a cumulative basis of associates is £56 million (2010: £104 million; 2009: £64 million) and of joint ventures is £299 million (2010: £339 million; 2009: £424 million).

The Group’s principal joint venture investment at 31 December 2011 was in Sainsbury’s Bank plc; the Group owns 50 per cent of the ordinary share capital of Sainsbury’s Bank plc, whose business is banking and principal area of operation is the UK. Sainsbury’s Bank plc is incorporated in the UK and the Group’s interest is held by a subsidiary.

Where entities have statutory accounts drawn up to a date other than 31 December management accounts are used when accounting for them by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: GAIN ON ACQUISITION IN 2009

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

	Book value at 16 January 2009 £m	Fair value adjustments £m	Fair value at 16 January 2009 £m
Assets
Cash and balances at central banks	2,123	—	2,123
Items in the course of collection from banks	523	—	523
Trading and other financial assets at fair value through profit or loss	83,857	—	83,857
Derivative financial instruments	54,840	(808)	54,032
Loans and receivables:
Loans and advances to banks	15,751	43	15,794
Loans and advances to customers	450,351	(13,512)	436,839
Debt securities	39,819	(1,411)	38,408
Available-for-sale financial assets	27,151	—	27,151
Investment properties	3,002	—	3,002
Investments in joint ventures and associates	1,152	23	1,175
Value of in-force business	3,152	561	3,713
Other intangible assets	104	4,650	4,754
Tangible fixed assets	5,721	(14)	5,707
Current tax recoverable	1,050	—	1,050
Deferred tax assets	2,556	(602)	1,954
Other assets	7,601	(905)	6,696
Total assets	698,753	(11,975)	686,778

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: GAIN ON ACQUISITION IN 2009 continued

	Book value at 16 January 2009 £m	Fair value adjustments £m	Fair value at 16 January 2009 £m
Liabilities
Deposits from banks	87,731	109	87,840
Customer deposits	223,859	835	224,694
Items in course of transmission to banks	521	—	521
Trading and other financial liabilities at fair value through profit or loss	16,360	—	16,360
Derivative financial instruments	45,798	—	45,798
Notes in circulation	936	—	936
Debt securities in issue	191,566	(6,247)	185,319
Liabilities arising from insurance contracts and participating investment contracts	36,405	282	36,687
Liabilities arising from non-participating investment contracts	28,168	13	28,181
Unallocated surplus within insurance businesses	526	—	526
Other liabilities	14,732	(312)	14,420
Retirement benefit obligations	(474)	832	358
Current tax liabilities	58	—	58
Deferred tax liabilities	245	(142)	103
Other provisions	146	606	752
Subordinated liabilities	29,240	(9,192)	20,048
Total liabilities	675,817	(13,216)	662,601
Net assets acquired	22,936	1,241	24,177

Fair value of net assets acquired			24,177
Adjust for:
Preference shares[1]			(3,917)
Non-controlling interests			(1,300)
Adjusted net assets of HBOS acquired			18,960
Consideration inclusive of acquisition costs:
Issue of 7,776 million ordinary shares of 25p in Lloyds Banking Group plc[2]			(7,651)
Fees and expenses related to the transaction			(136)
Total consideration			(7,787)
Gain on acquisition in 2009			11,173

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

NOTE 15: LOSS ON DISPOSAL OF BUSINESSES IN 2010

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

NOTE 16: TAXATION

(A) ANALYSIS OF TAX (CHARGE) CREDIT FOR THE YEAR

	2011 £m	2010 £m	2009 £m
UK corporation tax:
Current tax on profit for the year	(93)	(146)	(227)
Adjustments in respect of prior years	(146)	310	(310)
	(239)	164	(537)
Double taxation relief	—	1	10
	(239)	165	(527)
Foreign tax:
Current tax on profit for the year	(90)	(82)	(221)
Adjustments in respect of prior years	36	49	40
	(54)	(33)	(181)
Current tax (charge) credit	(293)	132	(708)
Deferred tax (note 44):
Origination and reversal of temporary differences	773	503	2,429
Reduction in UK corporation tax rate	(420)	(169)	—
Adjustments in respect of prior years	(96)	(141)	190
	257	193	2,619
Tax (charge) credit	(36)	325	1,911

The (charge) credit for tax on the profit for 2011 is based on a UK corporation tax rate of 26.5 per cent (2010 and 2009: 28.0 per cent).

The above income tax (charge) credit is made up as follows:

	2011 £m	2010 £m	2009 £m
Tax credit (charge) attributable to policyholders	72	(315)	(410)
Shareholder tax (charge) credit	(108)	640	2,321
Tax (charge) credit	(36)	325	1,911

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: TAXATION continued

(B) FACTORS AFFECTING THE TAX CREDIT (CHARGE) FOR THE YEAR

A reconciliation of the credit (charge) that would result from applying the standard UK corporation tax rate to (loss) profit before tax to the actual tax credit (charge) for the year is given below:

	2011	2010	2009
	£m	£m	£m
(Loss) profit before tax	(342)	(2,919)	1,042
Tax credit (charge) thereon at UK corporation tax rate of 26.5 per cent (2010 and 2009: 28.0 per cent)	91	817	(292)
Factors affecting credit (charge):
UK corporation tax rate change	(420)	(169)	—
Goodwill	—	—	3,061
Disallowed and non-taxable items	238	5	408
Overseas tax rate differences	17	134	(352)
Gains exempted or covered by capital losses	106	65	(14)
Policyholder interests	53	(227)	(295)
Tax losses where no deferred tax recognised	(261)	(487)	(332)
Deferred tax on tax losses not previously recognised	332	—	—
Adjustments in respect of previous years	(206)	218	(66)
Effect of results of joint ventures and associates	8	(25)	(211)
Other items	6	(6)	4
Tax credit (charge) on (loss) profit on ordinary activities	(36)	325	1,911

NOTE 17: EARNINGS PER SHARE

	2011		2010		2009
	£m		£m		£m
(Loss) profit attributable to equity shareholders – basic and diluted	(451)		(2,656)		2,827

	2011		2010		2009
	million		million		million
Weighted average number of ordinary shares in issue – basic	68,470		67,117		37,674
Adjustment for share options and awards	—		—		255
Weighted average number of ordinary shares in issue – diluted	68,470		67,117		37,929
Basic (loss) earnings per share	(0.7	)p	(4.0	)p	7.5	p
Diluted (loss) earnings per share	(0.7	)p	(4.0	)p	7.5	p

Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 10 million (2010: 8 million; 2009: 10 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

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

The weighted-average number of anti-dilutive share options and awards excluded from the calculation of diluted earnings per share was 619 million at 31 December 2011 (2010: 92 million; 2009: 393 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These assets are comprised as follows:

	2011			2010
	Trading assets £m	Other financial assets at fair value through profit or loss £m	Total £m	Trading assets £m	Other financial assets at fair value through profit or loss £m	Total £m
Loans and advances to customers	9,642	124	9,766	9,486	325	9,811
Loans and advances to banks	1,355	—	1,355	2,734	—	2,734
Debt securities:
Government securities	2,000	21,367	23,367	1,623	22,217	23,840
Other public sector securities	—	1,183	1,183	—	919	919
Bank and building society certificates of deposit	2,863	385	3,248	3,692	606	4,298
Asset-backed securities:
Mortgage-backed securities	99	612	711	—	422	422
Other asset-backed securities	222	1,764	1,986	1,020	1,592	2,612
Corporate and other debt securities	1,576	20,282	21,858	4,919	16,190	21,109
	6,760	45,593	52,353	11,254	41,946	53,200
Equity shares	—	75,737	75,737	6	90,213	90,219
Treasury and other bills	299	—	299	227	—	227
Total	18,056	121,454	139,510	23,707	132,484	156,191

Other financial assets at fair value through profit or loss include the following assets designated into that category:

(i)

financial assets backing insurance contracts and investment contracts of £118,890 million (2010: £129,702 million) which are so designated because the related liabilities either have cash flows that are contractually based on the performance of the assets or are contracts whose measurement takes account of current market conditions and where significant measurement inconsistencies would otherwise arise;

(ii)

loans and advances to customers of £124 million (2010: £109 million) which are economically hedged by interest rate derivatives which are not in hedge accounting relationships and where significant measurement inconsistencies would otherwise arise if the related derivatives were treated as trading liabilities and the loans and advances were carried at amortised cost; and

(iii)

private equity investments of £1,850 million (2010: £1,733 million) that are managed, and evaluated, on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis.

The maximum exposure to credit risk at 31 December 2011 of the loans and advances to banks and customers designated at fair value through profit or loss was £124 million (2010: £325 million); the Group does not hold any credit derivatives or other instruments in mitigation of this risk. There was no significant movement in the fair value of these loans attributable to changes in credit risk which is determined by reference to the publicly available credit ratings of the instruments involved.

The Group’s Wholesale division had exposure to negative basis asset-backed securities of £150 million (2010: £1,067 million) which were protected by monoline financial guarantors (note 56).

Included in the amounts reported above are reverse repurchase agreements treated as collateralised loans with a carrying value of £10,990 million (2010: £12,211 million). Collateral is held with a fair value of £15,765 million (2010: £14,299 million), all of which the Group is able to repledge. At 31 December 2011, £3,740 million had been repledged (2010: £3,161 million).

For amounts included above which are subject to repurchase agreements see note 55.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: DERIVATIVE FINANCIAL INSTRUMENTS

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

–	Derivatives held in policyholder funds as permitted by the investment strategies of those funds.

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

–

Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place. The Group also uses credit default swaps to securitise, in combination with external funding, £3,436 million (2010: £4,149 million) of corporate and commercial banking loans.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: DERIVATIVE FINANCIAL INSTRUMENTS continued

The fair values and notional amounts of derivative instruments are set out in the following table:

	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
At 31 December 2011
Trading and other
Exchange rate contracts:
Spot, forwards and futures	204,629	2,542	2,780
Currency swaps	138,120	3,498	2,027
Options purchased	17,992	610	—
Options written	18,924	—	616
	379,665	6,650	5,423
Interest rate contracts:
Interest rate swaps	1,627,013	38,806	39,899
Forward rate agreements	261,125	586	606
Options purchased	69,554	3,693	—
Options written	67,858	—	3,524
Futures	118,921	1	2
	2,144,471	43,086	44,031
Credit derivatives	9,980	238	328
Embedded equity conversion feature	—	1,172	—
Equity and other contracts	23,032	2,017	1,184
Total derivative assets/liabilities – trading and other	2,557,148	53,163	50,966
Hedging
Derivatives designated as fair value hedges:
Currency swaps	19,130	708	302
Interest rate swaps	93,215	6,720	1,236
Options written	657	—	9
	113,002	7,428	1,547
Derivatives designated as cash flow hedges:
Interest rate swaps	152,314	5,250	5,608
Futures	103,467	—	—
Currency swaps	16,582	172	90
	272,363	5,422	5,698
Derivatives designated as net investment hedges:
Cross currency swaps	49	—	1
Total derivative assets/liabilities – hedging	385,414	12,850	7,246
Total recognised derivative assets/liabilities	2,942,562	66,013	58,212

The principal amount of the contract does not represent the Group’s real exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure. Further details are provided in note 56 Credit risk.

The embedded equity conversion feature of £1,172 million (31 December 2010: £1,177 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; the loss of £5 million arising from the change in fair value over 2011 (2010: loss of £620 million; 2009: loss of £427 million) is included within net gains on financial instruments held for trading within net trading income (note 7).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: DERIVATIVE FINANCIAL INSTRUMENTS continued

	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
At 31 December 2010
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: DERIVATIVE FINANCIAL INSTRUMENTS continued

HEDGED CASH FLOWS

For designated cash flow hedges the following table shows when the Group’s hedged cash flows are expected to occur and when they will affect income.

2011	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	140	239	475	208	35	355	191	66	1,709
Forecast payable cash flows	(178)	(181)	(63)	(81)	(78)	(1,394)	(1,163)	(354)	(3,492)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	234	232	388	208	47	383	163	54	1,709
Forecast payable cash flows	(224)	(154)	(53)	(81)	(145)	(1,475)	(1,110)	(250)	(3,492)
2010	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	223	328	560	434	310	451	445	160	2,911
Forecast payable cash flows	(70)	(44)	(165)	(93)	(67)	(616)	(916)	(200)	(2,171)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	223	445	443	434	310	466	435	155	2,911
Forecast payable cash flows	(70)	(97)	(113)	(93)	(67)	(675)	(884)	(172)	(2,171)

There were no transactions for which cash flow hedge accounting had to be ceased in 2011 or 2010 as a result of the highly probable cash flows no longer being expected to occur.

NOTE 20: LOANS AND ADVANCES TO BANKS

	2011	2010
	£m	£m
Lending to banks	1,810	1,042
Money market placements with banks	30,810	29,250
Total loans and advances to banks before allowance for impairment losses	32,620	30,292
Allowance for impairment losses (note 25)	(14)	(20)
Total loans and advances to banks	32,606	30,272

Included in the amounts reported above are reverse repurchase agreements treated as collateralised loans with a carrying value of £508 million (2010: £4,185 million). Collateral is held with a fair value of £511 million (2010: £3,909 million), all of which the Group is able to repledge.

Included in the amounts reported above in 2010 are collateral balances in the form of cash provided in respect of reverse repurchase agreements amounting to £4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21: LOANS AND ADVANCES TO CUSTOMERS
	2011	2010
	£m	£m
Agriculture, forestry and fishing	5,198	5,558
Energy and water supply	4,013	3,576
Manufacturing	10,061	11,495
Construction	9,722	7,904
Transport, distribution and hotels	32,882	34,176
Postal and telecommunications	1,896	1,908
Property companies	64,752	78,263
Financial, business and other services	64,046	59,363
Personal:
Mortgages	348,210	356,261
Other	30,014	36,967
Lease financing	7,800	8,291
Hire purchase	5,776	7,208
Total loans and advances to customers before allowance for impairment losses	584,370	610,970
Allowance for impairment losses (note 25)	(18,732)	(18,373)
Total loans and advances to customers	565,638	592,597

Included in the amounts reported above are reverse repurchase agreements treated as collateralised loans with a carrying value of £16,835 million (2010: £3,096 million). Collateral is held with a fair value of £16,936 million (2010: £2,987 million), all of which the Group is able to repledge. Included within this are collateral balances in the form of cash provided in respect of reverse repurchase agreements amounting to £34 million (2010: £42 million).

Loans and advances to customers include finance lease receivables, which may be analysed as follows:

	2011	2010
	£m	£m
Gross investment in finance leases, receivable:
Not later than 1 year	1,168	1,358
Later than 1 year and not later than 5 years	2,754	2,522
Later than 5 years	6,355	7,218
	10,277	11,098
Unearned future finance income on finance leases	(2,391)	(2,603)
Rentals received in advance	(56)	(183)
Commitments for expenditure in respect of equipment to be leased	(30)	(21)
Net investment in finance leases	7,800	8,291

The net investment in finance leases represents amounts recoverable as follows:

	2011	2010
	£m	£m
Not later than 1 year	724	986
Later than 1 year and not later than 5 years	2,307	1,965
Later than 5 years	4,769	5,340
Net investment in finance leases	7,800	8,291

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. During 2011 and 2010 no contingent rentals in respect of finance leases were recognised in the income statement. The allowance for uncollectable finance lease receivables included in the allowance for impairment losses is £92 million (2010: £287 million).

The unguaranteed residual values included in finance lease receivables were as follows:

	2011	2010
	£m	£m
Not later than 1 year	56	45
Later than 1 year and not later than 5 years	137	101
Later than 5 years	20	20
Total unguaranteed residual values	213	166

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22: SECURITISATIONS AND COVERED BONDS

SECURITISATION PROGRAMMES

Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group’s securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities (SPEs). As the SPEs are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the SPEs are consolidated fully and all of these loans are retained on the Group’s balance sheet, with the related notes in issue included within debt securities in issue. In addition to the SPEs described below, the Group sponsors three conduit programmes, Argento, Cancara and Grampian.

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

The Group’s principal securitisation and covered bond programmes, together with the balances of the advances subject to these arrangements and the carrying value of the notes in issue at 31 December, are listed below. The notes in issue are reported in note 37.

	2011		2010
	Loans and advances securitised £m	Notes in issue £m	Loans and advances securitised £m	Notes in issue £m
Securitisation programmes[1]
UK residential mortgages	129,764	94,080	146,200	114,428
US residential mortgage-backed securities	398	398	—	—
Commercial loans	13,313	11,342	11,860	8,936
Irish residential mortgages	5,497	5,661	6,007	6,191
Credit card receivables	6,763	4,810	7,327	3,856
Dutch residential mortgages	4,933	4,777	4,526	4,316
Personal loans	—	—	3,012	2,011
PFI/PPP and project finance loans	767	110	776	110
Motor vehicle loans	3,124	2,871	926	975
	164,559	124,049	180,634	140,823
Less held by the Group		(86,637)		(100,081)
Total securitisation programmes (note 37)		37,412		40,742
Covered bond programmes
Residential mortgage-backed	91,023	67,456	93,651	73,458
Social housing loan-backed	3,363	2,605	3,317	2,181
	94,386	70,061	96,968	75,639
Less held by the Group		(31,865)		(43,489)
Total covered bond programmes (note 37)		38,196		32,150
Total securitisation and covered bond programmes		75,608		72,892

[1]	Includes securitisations utilising a combination of external funding and credit default swaps.

Cash deposits of £20,435 million (2010: £36,579 million) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs, the term advances relating to covered bonds and other legal obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23: SPECIAL PURPOSE ENTITIES

In addition to the special purpose entities discussed in note 22, which are used for securitisation and covered bond programmes, the Group sponsors three asset-backed conduits, Argento, Cancara and Grampian, which invest in debt securities and client receivables. All the external assets in these conduits are consolidated in the Group’s financial statements and are included in the credit market exposures set out in note 56. The total consolidated exposures in these conduits are set out in the table below:

	Argento	Cancara	Grampian	Total
	£m	£m	£m	£m
At 31 December 2011
Loans and advances	130	3,962	73	4,165
Debt securities classified as loans and receivables (note 24):
Asset-backed securities	1,022	—	2,004	3,026
Corporate and other debt securities	—	—	—	—
	1,022	—	2,004	3,026
Debt securities classified as available-for-sale financial assets (note 26):
Asset-backed securities	733	21	796	1,550
Corporate and other debt securities	73	—	—	73
	806	21	796	1,623
Total assets	1,958	3,983	2,873	8,814
At 31 December 2010
Loans and advances	—	3,957	—	3,957
Debt securities classified as loans and receivables (note 24):
Asset-backed securities	1,448	—	6,957	8,405
Corporate and other debt securities	202	—	—	202
	1,650	—	6,957	8,607
Debt securities classified as available-for-sale financial assets (note 26):
Asset-backed securities	1,436	2,587	—	4,023
Corporate and other debt securities	463	—	—	463
	1,899	2,587	—	4,486
Total assets	3,549	6,544	6,957	17,050

OTHER SPECIAL PURPOSE ENTITIES

During 2009, the Group established Lloyds TSB Pension ABCS (No 1) LLP and Lloyds TSB Pension ABCS (No 2) LLP and transferred approximately £5 billion of assets, primarily comprising notes in certain of the Group’s securitisation programmes, in aggregate to these entities. Further details are provided in note 43.

NOTE 24: DEBT SECURITIES CLASSIFIED AS LOANS AND RECEIVABLES

Debt securities accounted for as loans and receivables comprise:

	2011	2010
	£m	£m
Asset-backed securities:
Mortgage-backed securities	7,179	11,650
Other asset-backed securities	5,030	12,827
Corporate and other debt securities	537	1,816
Total debt securities classified as loans and receivables before allowance for impairment losses	12,746	26,293
Allowance for impairment losses (note 25)	(276)	(558)
Total debt securities classified as loans and receivables	12,470	25,735

For amounts included above which are subject to repurchase agreements see note 56.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25: ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES
	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Total £m
At 1 January 2010	14,801	149	430	15,380
Exchange and other adjustments	(2)	(5)	119	112
Advances written off	(6,966)	(111)	(48)	(7,125)
Recoveries of advances written off in previous years	216	—	—	216
Unwinding of discount	(403)	—	—	(403)
Charge (release) to the income statement (note 12)	10,727	(13)	57	10,771
At 31 December 2010	18,373	20	558	18,951
Exchange and other adjustments	(369)	—	2	(367)
Advances written off	(7,487)	(6)	(341)	(7,834)
Recoveries of advances written off in previous years	421	—	8	429
Unwinding of discount	(226)	—	—	(226)
Charge to the income statement (note 12)	8,020	—	49	8,069
At 31 December 2011	18,732	14	276	19,022

Of the total allowance in respect of loans and advances to customers, £17,021 million (2010: £15,585 million) related to lending that had been determined to be impaired (either individually or on a collective basis) at the reporting date.

Of the total allowance in respect of loans and advances to customers, £3,832 million (2010: £6,076 million) was assessed on a collective basis.

NOTE 26: AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2011			2010
	Conduits £m	Other £m	Total £m	Conduits £m	Other £m	Total £m
Debt securities:
Government securities	—	25,236	25,236	—	12,552	12,552
Other public sector securities	—	27	27	—	29	29
Bank and building society certificates of deposit	—	366	366	—	407	407
Asset-backed securities:
Mortgage-backed securities	1,255	548	1,803	3,203	1,090	4,293
Other asset-backed securities	295	769	1,064	820	4,399	5,219
Corporate and other debt securities	73	5,172	5,245	463	11,669	12,132
	1,623	32,118	33,741	4,486	30,146	34,632
Equity shares	—	1,938	1,938	—	2,255	2,255
Treasury and other bills	—	1,727	1,727	—	6,068	6,068
Total available-for-sale financial assets	1,623	35,783	37,406	4,486	38,469	42,955

Details of the Group’s asset-backed conduits shown in the table above are included in note 23.

Included within asset-backed securities are £2,867 million (31 December 2010: £9,392 million) managed by the Wholesale division. Further information on these exposures is provided in note 56.

For amounts included above which are subject to repurchase agreements see note 56.

All assets have been individually assessed for impairment. The criteria used to determine whether an impairment loss has been incurred are disclosed in note 2(H).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27: HELD-TO-MATURITY INVESTMENTS

	2011	2010
	£m	£m
Debt securities: government securities	8,098	7,905

NOTE 28: INVESTMENT PROPERTIES

	2011	2010
	£m	£m
At 1 January	5,997	4,757
Exchange and other adjustments	(16)	(6)
Additions:
Acquisitions of new properties	396	398
Consolidation of new subsidiary undertakings	922	921
Additional expenditure on existing properties	81	52
Total additions	1,399	1,371
Disposals	(1,151)	(559)
Changes in fair value (note 7)	(107)	434
At 31 December	6,122	5,997

The investment properties are valued at least annually at open-market value, by independent, professionally qualified valuers, who have recent experience in the location and categories of the investment properties being valued.

In addition, the following amounts have been recognised in the income statement:

	2011	2010
	£m	£m
Rental income (note 9)	388	337
Direct operating expenses arising from investment properties that generate rental income	50	77

Capital expenditure in respect of investment properties:
	2011	2010
	£m	£m
Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements	33	86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29: GOODWILL
	2011	2010
	£m	£m
At 1 January and 31 December	2,016	2,016
Cost[1]	2,362	2,362
Accumulated impairment losses	(346)	(346)
At 31 December	2,016	2,016

[1]	For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,016 million (31 December 2010: £2,016 million), £1,836 million, or 91 per cent of the total (2010: £1,836 million, 91 per cent of the total) has been allocated to Scottish Widows in the Group’s Insurance division and £170 million, or 8 per cent of the total (2010: £170 million, 8 per cent of the total) to Asset Finance in the Group’s Wholesale division.

The recoverable amount of Scottish Widows has been based on a value-in-use calculation. The calculation uses post-tax projections of future cash flows based upon budgets and plans approved by management covering a five-year period, and a discount rate of 12 per cent (net of tax). The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes, product mix and margins having regard to expected market conditions and competitor activity. The discount rate is determined with reference to internal measures and available industry information. Cash flows beyond the five-year period have been extrapolated using a steady three per cent growth rate which does not exceed the long-term average growth rate for the life assurance market. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of Scottish Widows to fall below its balance sheet carrying value.

The recoverable amount of Asset Finance has also been based on a value-in-use calculation using pre-tax cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 17.75 per cent (gross of tax). The cash flows beyond the five-year period are extrapolated using a growth rate of 0.5 per cent which does not exceed the long-term average growth rates for the markets in which Asset Finance participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of Asset Finance to fall below the balance sheet carrying value.

NOTE 30: VALUE OF IN-FORCE BUSINESS

The gross value of in-force business asset in the consolidated balance sheet is as follows:

	2011	2010
	£m	£m
Acquired value of in-force non-participating investment contracts	1,391	1,469
Value of in-force insurance and participating investment contracts	5,247	5,898
Total value of in-force business	6,638	7,367

The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2011	2010
	£m	£m
At 1 January	1,469	1,545
Amortisation taken to income statement (note 11)	(78)	(76)
At 31 December	1,391	1,469

The acquired value of in-force non-participating investment contracts includes £329 million (2010: £356 million) in relation to OEIC business.

The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2011	2010
	£m	£m
At 1 January	5,898	5,140
Adjustment on acquisition		—
Exchange and other adjustments	(29)	(31)
Movements in the year:
New business	552	497
Existing business:
Expected return	(437)	(400)
Experience variances	117	85
Non-economic assumption changes	(576)	306
Economic variance	(278)	301
Movement in the value of in-force business taken to income statement (note 9)	(622)	789
At 31 December	5,247	5,898

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30: VALUE OF IN-FORCE BUSINESS continued

This breakdown shows the movement in the value of in-force business only, and does not represent the full contribution that each item in the breakdown contributes to profit before tax. This will also contain changes in the other assets and liabilities, including the effects of changes in assumptions used to value the liabilities, of the relevant businesses. Economic variance is the element of earnings which is generated from changes to economic experience in the period and to economic assumptions over time. The presentation of economic variance includes the impact of financial market conditions being different at the end of the reporting period from those included in assumptions used to calculate new and existing business returns.

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

A market consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date. The risk-free rate used for the value of financial options and guarantees is defined as the spot yield derived from the relevant government bond yield curve in line with FSA realistic balance sheet assumptions. Further information on options and guarantees can be found on page 85.

The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings. The illiquidity premium is estimated to be 119 basis points as at 31 December 2011 (31 December 2010: 75 basis points).

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

The table below shows the resulting range of yields and other key assumptions at 31 December for UK business:

	2011%	2010%
Risk-free rate (value of in-force non-annuity business)	2.48	3.99
Risk-free rate (value of in-force annuity business)	3.76	4.66
Risk-free rate (financial options and guarantees)	0.22 to 3.36	0.63 to 4.50
Retail price inflation	3.35	3.56
Expense inflation	4.01	4.20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30: VALUE OF IN-FORCE BUSINESS continued

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

NON-ECONOMIC ASSUMPTIONS

Future mortality, morbidity, expenses, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management’s view of future experience.

MORTALITY AND MORBIDITY

The mortality and morbidity assumptions, including allowances for improvements in longevity, are set with regard to the Group’s actual experience where this provides a reliable basis and relevant industry data otherwise. For German business, appropriate industry tables have been considered.

LAPSE (PERSISTENCY) AND PAID-UP RATES

Lapse and paid up rates assumptions are reviewed each year. The most recent experience is considered along with the results of previous analyses and management’s views on future experience. In determining this best estimate view, a number of factors are considered, including the credibility of the results (which will be affected by the volume of data available), any exceptional events that have occurred during the period under consideration and any known or expected trends in underlying data.

MAINTENANCE EXPENSES

Allowance is made for future policy costs explicitly. Expenses are determined by reference to an internal analysis of current and expected future costs. Explicit allowance is made for future expense inflation. For German business appropriate cost assumptions have been set in accordance with the rules of the local regulatory body.

These assumptions are intended to represent a best estimate of future experience, and further information about the effect of changes in key assumptions is given in note 39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31: OTHER INTANGIBLE ASSETS
	Brands £m	Core deposit intangible £m	Purchased credit card relationships £m	Customer- related intangibles £m	Capitalised software enhancements £m	Total £m
Cost:
At 1 January 2010	596	2,770	300	877	487	5,030
Additions	—	—	—	—	153	153
Disposals	—	—	—	—	(30)	(30)
At 31 December 2010	596	2,770	300	877	610	5,153
Exchange and other adjustments	—	—	—	—	5	5
Additions	—	—	—	4	369	373
Disposals	—	—	—	—	(25)	(25)
At 31 December 2011	596	2,770	300	881	959	5,506
Accumulated amortisation:
At 1 January 2010	21	393	58	237	234	943
Charge for the year	25	400	60	161	75	721
Disposals	—	—	—	—	(7)	(7)
At 31 December 2010	46	793	118	398	302	1,657
Exchange and other adjustments	—	—	—	—	2	2
Charge for the year	19	399	60	88	97	663
Disposals	—	—	—	—	(12)	(12)
At 31 December 2011	65	1,192	178	486	389	2,310
Balance sheet amount at 31 December 2011	531	1,578	122	395	570	3,196
Balance sheet amount at 31 December 2010	550	1,977	182	479	308	3,496

Included within brands above are assets of £380 million (31 December 2010: £380 million) that have been determined to have indefinite useful lives and are not amortised. These brands use the Bank of Scotland name which has been in existence for over 300 years. These brands are well established financial services brands and there are no indications that they should not have an indefinite useful life.

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

Capitalised software enhancements principally comprise identifiable and directly associated internal staff and other costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32: TANGIBLE FIXED ASSETS
	Premises £m	Equipment £m	Operating lease assets £m	Total tangible fixed assets £m
Cost:
At 1 January 2010	2,461	5,122	6,384	13,967
Exchange and other adjustments	26	34	(76)	(16)
Additions	175	766	1,672	2,613
Disposals	(222)	(338)	(1,693)	(2,253)
Disposal of businesses	—	(1,005)	—	(1,005)
At 31 December 2010	2,440	4,579	6,287	13,306
Exchange and other adjustments	—	(45)	(22)	(67)
Additions	149	660	1,436	2,245
Disposals	(121)	(395)	(1,852)	(2,368)
Disposal of businesses	(14)	(7)	(330)	(351)
At 31 December 2011	2,454	4,792	5,519	12,765
Accumulated depreciation and impairment:
At 1 January 2010	884	2,597	1,262	4,743
Exchange and other adjustments	2	(3)	30	29
Impairment charged to the income statement	—	202	—	202
Depreciation charge for the year	146	535	954	1,635
Disposals	(31)	(338)	(976)	(1,345)
Disposal of businesses	—	(148)	—	(148)
At 31 December 2010	1,001	2,845	1,270	5,116
Exchange and other adjustments	—	17	18	35
Impairment charged to the income statement	—	65	—	65
Depreciation charge for the year	137	411	886	1,434
Disposals	(38)	(349)	(967)	(1,354)
Disposal of businesses	(3)	(6)	(195)	(204)
At 31 December 2011	1,097	2,983	1,012	5,092
Balance sheet amount at 31 December 2011	1,357	1,809	4,507	7,673
Balance sheet amount at 31 December 2010	1,439	1,734	5,017	8,190

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

			2011	2010
			£m	£m
Receivable within 1 year			987	1,168
1 to 5 years			1,389	1,791
Over 5 years			628	638
Total future minimum rentals receivable			3,004	3,597

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2011 and 2010 no contingent rentals in respect of operating leases were recognised in the income statement.

In addition, total future minimum sub-lease income of £40 million at 31 December 2011 (£55 million at 31 December 2010) is expected to be received under non-cancellable sub-leases of the Group’s premises.

The impairment charge in 2011 relates to integration activities; the impairment charge of £202 million in 2010 comprised £150 million relating to oil drilling rigs under construction acquired from a previous lending relationship in Wholesale (note 15) and £52 million relating to integration activities (note 11).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33: OTHER ASSETS
	2011 £m	2010 £m
Assets arising from reinsurance contracts held (note 38 and note 40)	2,534	2,146
Deferred acquisition and origination costs (see below)	693	602
Settlement balances	1,193	985
Corporate pension asset	3,873	2,320
Other assets and prepayments	6,135	6,590
Total other assets	14,428	12,643

Deferred acquisition and origination costs:

	2011 £m	2010 £m
At 1 January	602	533
Costs deferred, net of amounts amortised to the income statement	92	69
Exchange and other adjustments	(1)	—
At 31 December	693	602

NOTE 34: DEPOSITS FROM BANKS
	2011 £m	2010 £m
Liabilities in respect of securities sold under repurchase agreements	14,389	24,017
Other deposits from banks	25,421	26,346
Deposits from banks	39,810	50,363

Included in the amounts reported above are deposits held as collateral for facilities granted, with a carrying value of £13,933 million (2010: £22,420 million) and a fair value of £14,258 million (2010: £25,626 million).

NOTE 35: CUSTOMER DEPOSITS
	2011 £m	2010 £m
Non-interest bearing current accounts	29,468	22,897
Interest bearing current accounts	72,562	77,785
Savings and investment accounts	238,132	222,226
Liabilities in respect of securities sold under repurchase agreements	7,996	11,145
Other customer deposits	65,748	59,580
Customer deposits	413,906	393,633

Included in the amounts reported above are deposits held as collateral for facilities granted, with a carrying value of £7,987 million (2010: £11,112 million) and a fair value of £8,088 million (2010: £11,278 million).

Included in the amounts reported above are collateral balances in the form of cash provided in respect of repurchase agreements amounting to £323 million (2010: £122 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: TRADING AND OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
	2011 £m	2010 £m
Liabilities held at fair value through profit or loss (debt securities)	5,339	6,665
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	12,378	14,612
Short positions in securities	3,701	1,755
Other	3,537	3,730
	19,616	20,097
Trading and other financial liabilities at fair value through profit or loss	24,955	26,762

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2011 was £5,487 million, which was £148 million higher than the balance sheet carrying value (31 December 2010: £6,607 million, which was £58 million lower than the balance sheet carrying value). At 31 December 2011 there was a cumulative £183 million decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds TSB Bank plc, the issuing entity within the Group. Of the cumulative amount, a decrease of £194 million arose in 2011 and none arose in 2010.

Liabilities designated at fair value through profit or loss represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

NOTE 37: DEBT SECURITIES IN ISSUE
	2011 £m	2010 £m
Medium-term notes issued	63,366	80,975
Covered bonds (note 22)	38,196	32,150
Certificates of deposit issued	27,994	42,276
Securitisation notes (note 22)	37,412	40,742
Commercial paper	18,091	32,723
Total debt securities in issue	185,059	228,866

NOTE 38: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS

Insurance contract and participating investment contract liabilities are comprised as follows:

	2011			2010
	Gross £m	Reinsurance[1] £m	Net £m	Gross £m	Reinsurance[1] £m	Net £m
Life insurance (see (1) below):
Insurance contracts	62,399	(2,452)	59,947	61,871	(2,044)	59,827
Participating investment contracts	15,631	—	15,631	17,642	—	17,642
	78,030	(2,452)	75,578	79,513	(2,044)	77,469
Non-life insurance contracts (see (2) below):
Unearned premiums	566	(23)	543	632	(22)	610
Claims outstanding	395	(2)	393	584	(15)	569
	961	(25)	936	1,216	(37)	1,179
Total	78,991	(2,477)	76,514	80,729	(2,081)	78,648

1	Reinsurance balances are reported within other assets (note 33).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

(1) LIFE INSURANCE

The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

	Insurance contracts	Participating investment contracts	Gross £m	Reinsurance £m	Net £m
At 1 January 2010	56,800	18,089	74,889	(1,831)	73,058
New business	3,807	325	4,132	(48)	4,084
Changes in existing business	1,348	(858)	490	(208)	282
Change in liabilities charged to the income statement (note 10)	5,155	(533)	4,622	(256)	4,366
Exchange and other adjustments	(84)	86	2	43	45
At 31 December 2010	61,871	17,642	79,513	(2,044)	77,469
New business	4,340	86	4,426	(156)	4,270
Changes in existing business	(3,713)	(2,096)	(5,809)	(295)	(6,104)
Change in liabilities charged to the income statement (note 10)	627	(2,010)	(1,383)	(451)	(1,834)
Exchange and other adjustments	(99)	(1)	(100)	43	(57)
At 31 December 2011	62,399	15,631	78,030	(2,452)	75,578

Liabilities for insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the FSA’s realistic capital regime (realistic liabilities) and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2011			2010
	With-profit fund £m	Non-profit fund £m	Total £m	With-profit fund £m	Non-profit fund £m	Total £m
Insurance contracts	13,467	48,932	62,399	13,598	48,273	61,871
Participating investment contracts	9,488	6,143	15,631	10,647	6,995	17,642
Total	22,955	55,075	78,030	24,245	55,268	79,513

WITH-PROFIT FUND REALISTIC LIABILITIES

(I) BUSINESS DESCRIPTION

The Group has with-profit funds within Scottish Widows plc and Clerical Medical Investment Group Limited containing both insurance contracts and participating investment contracts.

The primary purpose of the conventional and unitised business written in the with-profit funds is to provide a smoothed investment vehicle to policyholders, protecting them against short-term market fluctuations. Payouts may be subject to a guaranteed minimum payout if certain policy conditions are met. With-profit policyholders are entitled to at least 90 per cent of the distributed profits, with the shareholders receiving the balance. The policyholders are also usually insured against death and the policy may carry a guaranteed annuity option at retirement.

(II) METHOD OF CALCULATION OF LIABILITIES

With-profit liabilities are stated at their realistic value, the main components of which are:

–	With-profit benefit reserve, the total asset shares for with-profit policies;

–	Cost of options and guarantees (including guaranteed annuity options);

–	Deductions levied against asset shares;

–	Planned enhancements to with-profits benefits reserve; and

–	Impact of the smoothing policy.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

(III) ASSUMPTIONS

Key assumptions used in the calculation of with-profit liabilities, and the processes for determining these, are:

Investment returns and discount rates

The realistic capital regime dictates that with-profit fund liabilities are valued on a market-consistent basis. This is achieved by the use of a valuation model which values liabilities on a basis calibrated to tradable market option contracts and other observable market data. The with-profit fund financial options and guarantees are valued using a stochastic simulation model where all assets are assumed to earn, on average, the risk-free yield and all cash flows are discounted using the risk-free yield. The risk-free yield is defined as the spot yield derived from the relevant government bond yield curve. Further information on significant options and guarantees is given on page 85.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

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

Key changes in assumptions

A detailed review of the Group’s assumptions in 2011 resulted in the following key impacts on profit before tax:

–	Change in persistency assumptions (£5 million increase)

–	Change in the assumption in respect of current and future mortality rates (£74 million decrease)

–	Change in expense assumptions (£22 million increase)

These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

(2) NON-LIFE INSURANCE

Gross non-life insurance contract liabilities are analysed by line of business as follows:

	2011 £m	2010 £m
Credit protection	206	380
Home	753	833
Health	2	3
Total gross non-life insurance contract liabilities	961	1,216

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

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	Gross £m	Reinsurance £m	Net £m
Provisions for unearned premiums
At 1 January 2010	788	(31)	757
Increase in the year	1,230	(104)	1,126
Release in the year	(1,386)	113	(1,273)
Change in provision for unearned premiums charged to income statement (note 8)	(156)	9	(147)
Exchange and other adjustments	—	—	—
At 31 December 2010	632	(22)	610
Increase in the year	1,082	(52)	1,030
Release in the year	(1,152)	52	(1,100)
Change in provision for unearned premiums charged to income statement (note 8)	(70)	—	(70)
Exchange and other adjustments	4	(1)	3
At 31 December 2011	566	(23)	543

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

	Gross £m	Reinsurance £m	Net £m
Claims outstanding
Notified claims	289	(9)	280
Incurred but not reported	213	(4)	209
At 1 January 2010	502	(13)	489
Cash paid for claims settled in the year	(467)	11	(456)
Increase (decrease) in liabilities:
Arising from current year claims	581	(12)	569
Arising from prior year claims	(32)	(1)	(33)
Change in liabilities charged to income statement (note 10)	82	(2)	80
At 31 December 2010	584	(15)	569
Cash paid for claims settled in the year	(485)	—	(485)
Increase (decrease) in liabilities:
Arising from current year claims	470	—	470
Arising from prior year claims	(171)	12	(159)
Change in liabilities charged to income statement (note 10)	(186)	12	(174)
Exchange and other adjustments	(3)	1	(2)
At 31 December 2011	395	(2)	393

Notified claims	313	(1)	312
Incurred but not reported	82	(1)	81
At 31 December 2011	395	(2)	393

Notified claims	420	(4)	416
Incurred but not reported	164	(11)	153
At 31 December 2010	584	(15)	569

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

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

NON-LIFE INSURANCE ALL RISKS – GROSS
	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Total £m
Accident year
Estimate of ultimate claims costs:
At end of accident year	211	208	317	205	639	609	446	2,635
One year later	207	206	311	199	539	517
Two years later	204	204	299	195	494
Three years later	202	204	292	187
Four years later	201	205	285
Five years later	201	203
Six years later	201
Current estimate in respect of above claims	201	203	285	187	494	517	446	2,333
Current estimate of claims relating to general
insurance business acquired in 2009	273	316	388	256	—	—	—	1,233
Current estimate of cumulative claims	474	519	673	443	494	517	446	3,566
Cumulative payments to date	(470)	(514)	(668)	(432)	(463)	(443)	(195)	(3,185)
Liability recognised in the balance sheet	4	5	5	11	31	74	251	381
Liability in respect of earlier years								5
Total liability included in the balance sheet								386

The liability of £386 million shown in the above table excludes £9 million of unallocated claims handling expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39: LIFE INSURANCE SENSITIVITY ANALYSIS

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

	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m
At 31 December 2011
Non-annuitant mortality[1]	5% reduction	48	36
Annuitant mortality[2]	5% reduction	(154)	(115)
Lapse rates[3]	10% reduction	123	92
Future maintenance and investment expenses[4]	10% reduction	207	156
Risk-free rate[5]	0.25% reduction	55	41
Guaranteed annuity option take up6	5% addition	(4)	(3)
Equity investment volatility[7]	1% addition	(9)	(7)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(164)	(123)
Increase in illiquidity premia[9]	0.10% addition	87	66

	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m
At 31 December 2010
Non-annuitant mortality[1]	5% reduction	64	46
Annuitant mortality[2]	5% reduction	(131)	(96)
Lapse rates[3]	10% reduction	163	117
Future maintenance and investment expenses[4]	10% reduction	201	145
Risk-free rate[5]	0.25% reduction	61	44
Guaranteed annuity option take up6	5% addition	(4)	(3)
Equity investment volatility[7]	1% addition	(8)	(6)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(152)	(110)
Increase in illiquidity premia[9]	0.10% addition	78	56

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

[1]	This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.

[2]	This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.

[3]	This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.

[4]	This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.

[5]	This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.

[6]	This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.

[7]	This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40: LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	Gross £m	Reinsurance £m	Net £m
At 1 January 2010	46,348	—	46,348
New business	3,953	(65)	3,888
Changes in existing business	1,070	—	1,070
Exchange and other adjustments	(8)	—	(8)
At 31 December 2010	51,363	(65)	51,298
New business	4,194	(3)	4,191
Changes in existing business	(5,922)	11	(5,911)
Exchange and other adjustments	1	—	1
At 31 December 2011	49,636	(57)	49,579

NOTE 41: UNALLOCATED SURPLUS WITHIN INSURANCE BUSINESSES

The movement in the unallocated surplus within long-term insurance businesses over the year can be analysed as follows:

	2011 £m	2010 £m
At 1 January	643	1,082
Change in unallocated surplus recognised in the income statement (note 10)	(340)	(439)
Exchange and other adjustments	(3)	—
At 31 December	300	643

NOTE 42: OTHER LIABILITIES

	2011 £m	2010 £m
Settlement balances	1,937	1,269
Unitholders’ interest in Open Ended Investment Companies	18,249	15,617
Other creditors and accruals	11,855	12,810
Total other liabilities	32,041	29,696

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43: RETIREMENT BENEFIT OBLIGATIONS
	2011 £m	2010 £m	2009 £m
Charge (credit) to the income statement
Defined benefit pension schemes[1]	186	(467)	529
Other post-retirement benefit schemes	13	12	7
Total defined benefit schemes	199	(455)	536
Defined contribution pension schemes	202	173	208
Total charge (credit) to the income statement	401	(282)	744

[1]

In 2010, the amount is shown net of a credit of £910 million following the Group’s decision to cap all future increases to pensionable salary in its principal UK defined benefit pension schemes, together with a change in commutation factors in certain schemes (note 11).

	2011 £m	2010 £m
Amounts recognised in the balance sheet
Defined benefit pension schemes	1,131	479
Other post-retirement benefit schemes	(174)	(166)
Total amounts recognised in the balance sheet	957	313
	2011 £m	2010 £m
Amounts recognised in the balance sheet
Retirement benefit assets	1,338	736
Retirement benefit obligations	(381)	(423)
Total amounts recognised in the balance sheet	957	313

PENSION SCHEMES

DEFINED BENEFIT SCHEMES

The Group has established a number of defined benefit pension schemes in the UK and overseas, the three most significant being the defined benefit sections of the Lloyds TSB Group Pension Schemes No’s 1 and 2 and the HBOS Final Salary Pension Scheme. These schemes provide retirement benefits calculated as a percentage of final salary depending upon the length of service; the minimum retirement age under the rules of the schemes at 31 December 2011 was generally 55 although certain categories of member are deemed to have a contractual right to retire at 50.

The latest full valuations of the two Lloyds TSB schemes were carried out as at 30 June 2008; the latest full valuation of the HBOS scheme was carried out as at 31 December 2008. The results have been updated to 31 December 2011 by qualified independent actuaries. The last full valuations of other Group schemes were carried out on a number of different dates; these have been updated to 31 December 2011 by qualified independent actuaries or, in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows.

The Group’s obligations in respect of its defined benefit schemes are funded. During 2009, the Group made one-off contributions to the Lloyds TSB Group Pension Scheme No 1 and Lloyds TSB Group Pension Scheme No 2 of approximately £1 billion in aggregate. These contributions took the form of interests in limited liability partnerships for each of the two schemes which contained assets of approximately £5 billion in aggregate entitling the schemes to annual payments of approximately £215 million in aggregate until 31 December 2014. Thereafter, assuming that all distributions have been made, the value of the partnership interests will equate to a nominal amount. At 31 December 2011, the limited liability partnerships held assets of approximately £4.7 billion; cash payments of £215 million were made to the pension schemes during the year (2010: £215 million). The limited liability partnerships are fully consolidated in the Group’s balance sheet (see note 23).

The Group currently expects to pay contributions of approximately £650 million to its defined benefit schemes in 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43: RETIREMENT BENEFIT OBLIGATIONS continued

	2011 £m	2010 £m
Amount included in the balance sheet
Present value of funded obligations	(28,236)	(26,862)
Fair value of scheme assets	28,828	26,382
	592	(480)
Unrecognised actuarial losses	539	959
Net amount recognised in the balance sheet	1,131	479
	2011 £m	2010 £m
Movements in the defined benefit obligation
At 1 January	(26,862)	(27,073)
Current service cost	(380)	(384)
Employee contributions	(1)	(4)
Interest cost	(1,423)	(1,474)
Actuarial (losses) gains	(514)	140
Benefits paid	912	950
Past service cost	(20)	(46)
Curtailments	25	1,081
Settlements	15	6
Exchange and other adjustments	12	(58)
At 31 December	(28,236)	(26,862)
	2011 £m	2010 £m
Changes in the fair value of scheme assets
At 1 January	26,382	23,518
Expected return	1,627	1,507
Employer contributions	833	648
Employee contributions	1	4
Actuarial gains	926	1,624
Benefits paid	(912)	(950)
Settlements	(23)	(9)
Exchange and other adjustments	(6)	40
At 31 December	28,828	26,382
Actual return on scheme assets	2,553	3,131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43: RETIREMENT BENEFIT OBLIGATIONS continued

ASSUMPTIONS

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2011%	2010%
Discount rate	5.00	5.50
Rate of inflation:
Retail Prices Index	3.00	3.40
Consumer Price Index	2.00	2.90
Rate of salary increases	2.00	2.00
Rate of increase for pensions in payment	2.80	3.20
	Years	Years
Life expectancy for member aged 60, on the valuation date:
Men	27.3	27.2
Women	28.4	28.3
Life expectancy for member aged 60, 15 years after the valuation date:
Men	28.8	28.2
Women	30.0	29.9

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 as at 31 December 2011 is assumed to live for, on average, 27.3 years for a male and 28.4 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60.

SENSITIVITY ANALYSIS

The effect of changes in key assumptions on the pension charge in the Group’s income statement and on the net defined benefit pension scheme asset or liability is set out below:

	Increase (decrease) in the income statement charge		Increase (decrease) in the net defined benefit pension scheme asset
	2011 £m	2010 £m	2011 £m	2010 £m
Inflation:[1]
Increase of 0.2 per cent	12	14	(798)	(791)
Decrease of 0.2 per cent	(6)	(15)	783	754
Discount rate:[2]
Increase of 0.2 per cent	(10)	(20)	909	930
Decrease of 0.2 per cent	17	15	(957)	(976)
Expected life expectancy of members:
Increase of one year	38	40	(655)	(620)
Decrease of one year	(40)	(41)	667	632

[1]	At 31 December 2011, the assumed rate of inflation is 3.00 per cent (31 December 2010: 3.40 per cent).

[2]	At 31 December 2011, the assumed discount rate is 5.00 per cent (31 December 2010: 5.50 per cent).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43: RETIREMENT BENEFIT OBLIGATIONS continued

The expected return on scheme assets has been calculated using the following assumptions:

	2011%	2010%
Equities and alternative assets	8.3	8.3
Fixed interest gilts	4.0	4.5
Index linked gilts	3.9	4.1
Non-government bonds	4.9	6.0
Property	7.3	7.5
Money market instruments and cash	3.9	4.3

The expected return on scheme assets in 2012 will be calculated using the following assumptions:

2012%
Equities and alternative assets	7.3
Fixed interest gilts	3.0
Index linked gilts	2.8
Non-government bonds	4.9
Property	6.6
Money market instruments and cash	2.6

Composition of scheme assets:

	2011 £m	2010 £m
Equities	10,728	11,856
Fixed interest gilts	995	2,237
Index linked gilts	6,211	4,159
Non-government bonds	4,250	2,922
Property	1,708	1,654
Money market instruments, cash and other assets and liabilities	4,936	3,554
At 31 December	28,828	26,382

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

Experience adjustments history:

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Present value of defined benefit obligation	(28,236)	(26,862)	(27,073)	(15,617)	(16,795)	(17,378)
Fair value of scheme assets	28,828	26,382	23,518	13,693	16,112	15,279
	592	(480)	(3,555)	(1,924)	(683)	(2,099)
Experience (losses) gains on scheme liabilities	(277)	496	31	(39)	(185)	(50)
Experience gains (losses) on scheme assets	926	1,624	886	(3,520)	139	314

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43: RETIREMENT BENEFIT OBLIGATIONS continued

The expense recognised in the income statement for the year ended 31 December comprises:

	2011 £m	2010 £m	2009 £m
Current service cost	380	384	395
Interest cost	1,423	1,474	1,383
Expected return on scheme assets	(1,627)	(1,507)	(1,320)
Net actuarial losses recognised in year	7	43	—
Curtailments (see below)	(25)	(910)	—
Settlements	8	3	4
Past service cost	20	46	67
Total defined benefit pension expense (credit)	186	(467)	529

In 2010 the Group made changes to the terms of its principal UK defined benefit pension schemes, all future increases to pensionable salary will be capped each year at the lower of: Retail Prices Index inflation; each employee’s actual percentage increase in pay; and 2 per cent of pensionable pay. In addition to this, during the second half of 2010 there was a change in the commutation factors in certain defined benefit schemes. The combined effect of these changes was a reduction in the Group’s defined benefit obligation of £1,081 million and a reduction in the Group’s unrecognised actuarial losses of £171 million, resulting in a net curtailment gain of £910 million recognised in the income statement in 2010 and an equivalent reduction in the balance sheet liability.

DEFINED CONTRIBUTION SCHEMES

The Group operates a number of defined contribution pension schemes in the UK and overseas, principally the defined contribution sections of the Lloyds TSB Group Pension Schemes No’s 1 and 2.

During the year ended 31 December 2011 the charge to the income statement in respect of defined contribution schemes was £202 million (2010: £173 million; 2009: £208 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

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

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 30 June 2008; this valuation has been updated to 31 December 2011 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.61 per cent (2010: 7.54 per cent).

Amount included in the balance sheet:

	2011 £m	2010 £m
Present value of unfunded obligations	(188)	(175)
Unrecognised actuarial losses	14	9
Retirement benefit obligation recognised in the balance sheet	(174)	(166)

Movements in the other post-retirement benefits obligation:

	2011 £m	2010 £m
At 1 January	(175)	(170)
Exchange and other adjustments	(5)	2
Insurance premiums paid	5	5
Charge for the year	(13)	(12)
At 31 December	(188)	(175)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 44: DEFERRED TAX

The movement in the net deferred tax balance is as follows:

	2011 £m	2010 £m
Asset at 1 January	4,781	4,797
Exchange and other adjustments	3	68
Disposals	10	—
Income statement (charge) credit (note 16):
Due to change in UK corporation tax rate	(420)	(169)
Other	677	362
	257	193
Amount (charged) credited to equity:
Available-for-sale financial assets (note 49)	(574)	(330)
Cash flow hedges (note 49)	(270)	33
Share-based compensation	(25)	20
	(869)	(277)
Asset at 31 December	4,182	4,781

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

Statutory position	2011 £m	2010 £m	Tax disclosure	2011 £m	2010 £m
Deferred tax assets	4,496	5,028	Deferred tax assets	7,995	9,377
Deferred tax liabilities	(314)	(247)	Deferred tax liabilities	(3,813)	(4,596)
Asset at 31 December	4,182	4,781	Asset at 31 December	4,182	4,781

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 44: DEFERRED TAX continued

The deferred tax credit (charge) in the income statement comprises the following temporary differences:

	2011 £m	2010 £m	2009 £m
Accelerated capital allowances	319	(470)	1,039
Pensions and other post-retirement benefits	(153)	(391)	(199)
Long-term assurance business	596	(110)	(188)
Allowances for impairment losses	(56)	73	(128)
Trading losses	(919)	1,737	4,000
Tax on fair value of acquired assets	(107)	(715)	(2,022)
Other temporary differences	577	69	117
Deferred tax credit (charge) in the income statement	257	193	2,619

Deferred tax assets and liabilities are comprised as follows:

	2011 £m	2010 £m
Deferred tax assets:
Pensions and other post-retirement benefits	—	33
Allowances for impairment losses	559	612
Other provisions	218	231
Derivatives	—	221
Available-for-sale asset revaluation	288	519
Tax losses carried forward	5,862	7,436
Other temporary differences	1,068	325
Total deferred tax assets	7,995	9,377
	2011 £m	2010 £m
Deferred tax liabilities:
Accelerated capital allowances	(243)	(562)
Long-term assurance business	(980)	(1,630)
Pensions and other post-retirement benefits	(120)	—
Tax on fair value of acquired assets	(1,890)	(2,097)
Effective interest rates	(45)	(74)
Other temporary differences	(535)	(233)
Total deferred tax liabilities	(3,813)	(4,596)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 44: DEFERRED TAX continued

On 23 March 2011, the Government announced that the corporation tax rate applicable from 1 April 2011 would be 26 per cent. This change passed into legislation on 29 March 2011. In addition, the Finance Act 2011, which passed into law on 19 July 2011, included legislation to reduce the main rate of corporation tax from 26 per cent to 25 per cent with effect from 1 April 2012. The change in the main rate of corporation tax from 27 per cent to 25 per cent has resulted in a reduction in the Group’s net deferred tax asset at 31 December 2011 of £410 million, comprising the £420 million charge included in the income statement and a £10 million credit included in equity.

The proposed further reductions in the rate of corporation tax by 1 per cent per annum to 23 per cent by 1 April 2014 are expected to be enacted separately each year. The effect of these further changes upon the Group’s deferred tax balances and leasing business cannot be reliably estimated at this stage.

DEFERRED TAX ASSETS

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. Group companies have recognised deferred tax assets of £5,862 million (2010: £7,436 million) in relation to trading tax losses carried forward. After reviews of medium-term profit forecasts, the Group considers that there will be sufficient profits in the future against which these losses will be offset (see note 3).

Deferred tax assets of £384 million (31 December 2010: £396 million) have not been recognised in respect of capital losses carried forward as there are no predicted future capital profits. Capital losses can be carried forward indefinitely.

Deferred tax assets of £733 million (31 December 2010: £227 million) have not been recognised in respect of trading losses carried forward, mainly in certain overseas companies and in respect of other temporary differences in the insurance businesses. Trading losses can be carried forward indefinitely, except losses in Spain which expire after 18 years.

In addition, deferred tax assets have not been recognised in respect of unrelieved foreign tax carried forward as at 31 December 2011 of £171 million (31 December 2010: £62 million), as there are no predicted future taxable profits against which the unrelieved foreign tax credits can be utilised. These tax credits can be carried forward indefinitely.

DEFERRED TAX LIABILITIES

Scottish Widows plc has a taxable difference of £152 million (2010: £152 million) in respect of its holding of a life insurance subsidiary. No deferred tax liability is required to be recognised in respect of this taxable temporary difference as Scottish Widows plc does not intend to dispose of this subsidiary company.

NOTE 45: OTHER PROVISIONS

	Provisions for commitments £m	Customer remediation provisions £m	Customer goodwill payments £m	Vacant leasehold property £m	Other £m	Total £m
At 1 January 2011	154	3,544	500	146	388	4,732
Exchange and other adjustments	(14)	51	—	(21)	79	95
Provisions applied	(4)	(1,280)	(497)	—	(56)	(1,837)
(Release) charge for the year	(55)	181	—	15	35	176
At 31 December 2011	81	2,496	3	140	446	3,166

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: OTHER PROVISIONS continued

PROVISIONS FOR COMMITMENTS

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

After publication of the judgment, the Group entered into discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement. As a result, and given the initial analysis that the Group has conducted of compliance with applicable sales standards, which is continuing, the Group has concluded that there are certain circumstances where customer contact and/or redress will be appropriate. Accordingly the Group made a provision in its financial statements for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such contact and/or redress, including administration expenses. During 2011, the Group made redress payments of £1,045 million to customers. The Group anticipates that all claims will have been settled by 2015. However, there are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of the detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

LITIGATION IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

During the year ended 31 December 2011 the Group has recognised a provision of £175 million in respect of litigation involving Clerical Medical Investment Group Limited in Germany. Further details are provided in note 54.

OTHER

The Group establishes provisions for the estimated cost of making redress payments to customers in respect of past product sales, in those cases where the original sales processes have been found to be deficient. During 2011 management has again reviewed the adequacy of the provisions held having regard to current complaint volumes and the level of payments being made. At 31 December 2011 the remaining such provisions held relate to past sales of a number of products, including mortgage endowment policies, sold through the branch networks.

CUSTOMER GOODWILL PAYMENTS

Following discussions with the FSA regarding the application of an interest rate variation clause in certain Bank of Scotland plc variable rate mortgage contracts Bank of Scotland plc applied for a Voluntary Variation of Permission (VVOP) in February 2011 and agreed to initiate a customer review and contact programme and to make goodwill payments to affected customers. The Group made a provision of £500 million within its 2010 accounts in respect of this matter. Since that time further information has become available which has resulted in Bank of Scotland plc applying for, and being granted, an amended VVOP by the FSA in November 2011. No additional charge is required at this time.

VACANT LEASEHOLD PROPERTY

Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income, compared to the head rent, and the possibility of disposing of the Group’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on a biannual basis and will normally run off over the period of under-recovery of the leases concerned, currently averaging three years; where a property is disposed of earlier than anticipated, any remaining balance in the provision relating to that property is released.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: OTHER PROVISIONS continued

OTHER

Provisions are made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes irrevocably committed to the expenditure.

Other provisions include those arising out of the insolvency of a third party insurer, which remains exposed to asbestos and pollution claims in the US. The ultimate cost and timing of payments are uncertain. The provision held of £38 million at 31 December 2011 represents management’s current best estimate of the cost after having regard to actuarial estimates of future losses.

NOTE 46: SUBORDINATED LIABILITIES

	2011 £m	2010 £m
Preference shares	1,216	1,165
Preferred securities	4,893	4,538
Undated subordinated liabilities	1,949	2,002
Enhanced Capital Notes	9,085	9,235
Dated subordinated liabilities	17,946	19,292
Total subordinated liabilities	35,089	36,232

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the dated Enhanced Capital Notes ranks equally with that of the dated subordinated liabilities. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2010: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the Financial Services Authority.

The movement in subordinated liabilities during the year was as follows:

£m
At 1 January 2011	36,232
Issued during the year	2,302
Repurchases and redemptions during the year	(4,021)
Foreign exchange and other movements	576
At 31 December 2011	35,089

During December 2011, the Group completed the exchange of certain subordinated debt securities issued by Lloyds TSB Bank plc and HBOS plc for new subordinated debt securities issued by Lloyds TSB Bank plc by undertaking an exchange offer on certain securities which were eligible for call before December 2012. This exchange resulted in a gain on the extinguishment of the existing securities of £599 million being the difference between the carrying amount of the securities extinguished and the fair value of the new securities together with related fees and costs.

	Note	2011 £m	2010 £m
Preference shares
6% Non-cumulative Redeemable Preference Shares	a	—	—
7.875% Non-cumulative Preference Shares callable 2013 (US$1,250 million)	b	249	277
7.875% Non-cumulative Preference Shares callable 2013 (€500 million)	b	150	182
6.0884% Non-cumulative Fixed to Floating Rate Preference Shares callable 2015 (£745 million)	b	10	9
5.92% Non-cumulative Fixed to Floating Rate Preference Shares callable 2015 (US$750 million)	b	11	9
6.267% Non-cumulative Fixed to Floating Rate Preference Shares callable 2016 (US$1,000 million)	b	301	269
6.3673% Non-cumulative Fixed to Floating Rate Preference Shares callable 2019 (£335 million)	b	2	2
6.475% Non-cumulative Preference Shares callable 2024 (£186 million)	b	38	34
6.413% Non-cumulative Fixed to Floating Rate Preference Shares callable 2035 (US$750 million)	b	131	113
6.657% Non-cumulative Fixed to Floating Rate Preference Shares callable 2037 (US$750 million)	b	26	5
9.25% Non-cumulative Irredeemable Preference Shares (£300 million)	b	262	235
9.75% Non-cumulative Irredeemable Preference Shares (£100 million)	b	36	30
Total preference shares		1,216	1,165

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

b	In November 2009, as part of the state aid restructuring plan, the Group agreed to suspend the payment of coupons on these instruments for the two year period from 31 January 2010 to 31 January 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 46: SUBORDINATED LIABILITIES continued

	Note	2011 £m	2010 £m
Preferred securities
6.90% Perpetual Capital Securities (US$1,000 million)	b	247	249
6.85% Non-cumulative Perpetual Preferred Securities (US$1,000 million)	b	316	107
8.117% Non-cumulative Perpetual Preferred Securities (Class A) (£250 million)	b, c	260	253
7.627% Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities (€415 million)	b, d	340	308
7.375% Euro Step-up Non-voting Non-cumulative Preferred Securities callable 2012 (€430 million)	a	16	16
6.35% Step-up Perpetual Capital Securities callable 2013 (€500 million)		239	241
6.071% Non-cumulative Perpetual Preferred Securities (US$750 million)		389	336
7.834% Sterling Step-up Non-voting Non-cumulative Preferred Securities callable 2015 (£250 million)	a	5	4
4.939% Non-voting Non-cumulative Perpetual Preferred Securities (€750 million)	a	20	17
7.286% Perpetual Regulatory Tier One Securities (Series A) (£150 million)		112	119
4.385% Step-up Perpetual Capital Securities callable 2017 (€750 million)	a	88	85
6.461% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (£600 million)		444	421
13% Step-up Perpetual Capital Securities callable 2019 (£785 million)	a	12	10
13% Step-up Perpetual Capital Securities callable 2019 (€532 million)	a	47	56
7.754% Non-cumulative Perpetual Preferred Securities (Class B) (£150 million)		104	98
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)		1,301	1,288
7.281% Perpetual Regulatory Tier One Securities (Series B) (£150 million)		113	95
13% Step-up Perpetual Capital Securities callable 2029 (£700 million)	a	612	662
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)		228	173
Total preferred securities		4,893	4,538

a	In November 2009, as part of the state aid restructuring plan, the Group agreed to suspend the payment of coupons on these instruments for the two year period from 31 January 2010 to 31 January 2012.

b

These securities are callable at specific dates as per the terms of the securities at the option of the issuer and with approval from the FSA. In November 2009, as part of the state aid restructuring plan, the Group agreed not to exercise any call options on these instruments for the two year period from 31 January 2010 to 31 January 2012.

c	The fixed rate on this security was reset from 8.117 per cent to 6.059 per cent with effect from 31 May 2010.

d	The fixed rate on this security was reset from 7.627 per cent to 3 months Euribor plus 2.875 per cent with effect from 9 December 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 46: SUBORDINATED LIABILITIES continued

	Note	2011 £m	2010 £m
Undated subordinated liabilities
6.625% Undated Subordinated Step-up Notes (£410 million)	a, b, c	1	6
Floating Rate Undated Subordinated Step-up Notes (€300 million)	b, e	10	63
6.05% Fixed to Floating Rate Undated Subordinated Notes (€500 million)	b, d, e	4	57
5.375% Undated Fixed to Floating Rate Subordinated Notes (US$1,000 million)	a	12	12
8.625% Perpetual Subordinated Notes (£200 million)	a	24	21
4.875% Undated Subordinated Fixed to Floating Rate Instruments (€750 million)	a	75	65
Floating Rate Undated Subordinated Notes (€500 million)	a	45	42
4.25% Perpetual Fixed to Floating Rate Reset Subordinated Guaranteed Notes (€750 million) (Clerical Medical Finance plc)		231	215
10.25% Subordinated Undated Instruments (£100 million)	a	1	1
5.125% Step-up Perpetual Subordinated Notes callable 2015 (£560 million) (Scottish Widows plc)		554	550
5.125% Undated Subordinated Fixed to Floating Notes (€750 million)	a	52	47
7.5% Undated Subordinated Step-up Notes (£300 million)		5	3
5.125% Undated Subordinated Step-up Notes callable 2016 (£500 million)	a	2	—
6.5% Undated Subordinated Step-up Notes callable 2019 (£270 million)	a	—	1
7.375% Undated Subordinated Guaranteed Bonds (£200 million) (Clerical Medical Finance plc)		36	35
5.625% Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes callable 2019 (£500 million)	a	—	—
12% Perpetual Subordinated Bonds (£100 million)	a	30	21
5.75% Undated Subordinated Step-up Notes (£600 million)		3	3
7.375% Subordinated Undated Instruments (£150 million)	a	—	1
8.75% Perpetual Subordinated Bonds (£100 million)	a	4	4
8% Undated Subordinated Step-up Notes callable 2023 (£200 million)	a	—	—
9.375% Perpetual Subordinated Bonds (£50 million)	a	17	16
5.75% Undated Subordinated Step-up Notes (£500 million)		3	3
6.5% Undated Subordinated Step-up Notes callable 2029 (£450 million)	a	—	—
6% Undated Subordinated Step-up Guaranteed Bonds callable 2032 (£500 million)	a	11	10
Floating Rate Primary Capital Notes (US$250 million)	a, b	118	118
Primary Capital Undated Floating Rate Notes:
Series 1 (US$750 million)	a, b	175	173
Series 2 (US$500 million)	a, b	183	181
Series 3 (US$600 million)	a, b	235	232
13.625% Perpetual Subordinated Bonds (£75 million)	a	16	20
11.75% Perpetual Subordinated Bonds (£100 million)		102	102
Total undated subordinated liabilities		1,949	2,002

a	In November 2009, as part of the state aid restructuring plan, the Group agreed to suspend the payment of coupons on these instruments for the two year period from 31 January 2010 to 31 January 2012.

b

These securities are callable at specific dates as per the terms of the securities at the option of the issuer and with approval from the FSA. In November 2009, as part of the state aid restructuring plan, the Group agreed not to exercise any call options on these instruments for the two year period from 31 January 2010 to 31 January 2012.

c	The fixed rate on this security was reset from 6.625 per cent to 4.64821 per cent with effect from 15 July 2010.

d	The fixed rate on this security was reset from 6.05 per cent to 3 month Euribor plus 2.25 per cent with effect from 23 November 2011.

e	Following an exchange, on 1 December 2011, certain holders elected to exchange some or all of the notes they held for dated subordinated liabilities issued by Lloyds TSB Bank plc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 46: SUBORDINATED LIABILITIES continued

With the exception of the two series identified in note b, the ECNs were issued in lower tier 2 format and are convertible into ordinary shares on the breach of a defined trigger. The trigger on the ECNs offered in the exchange will be if the published core tier 1 ratio of the Group falls below 5 per cent (as defined by the Financial Services Authority in May 2009).

	Note	2011 £m	2010 £m
Enhanced Capital Notes
7.625% Enhanced Capital Notes due 2019 (£151 million)		142	142
8.125% Enhanced Capital Notes due 2019 (£4 million)		4	4
9% Enhanced Capital Notes due 2019 (£97 million)		98	103
7.8673% Enhanced Capital Notes due 2019 (£331 million)		330	336
15% Enhanced Capital Notes due 2019 (£775 million)		1,120	1,145
15% Enhanced Capital Notes due 2019 (€487 million)		601	635
8.875% Enhanced Capital Notes due 2020 (€125 million)		107	116
9.334% Enhanced Capital Notes due 2020 (£208 million)		232	233
7.375% Enhanced Capital Notes due 2020 (€95 million)		79	82
Floating Rate Enhanced Capital Notes due 2020 (€53 million)	a	38	41
7.875% Enhanced Capital Notes due 2020 (US$408 million)		313	288
11.04% Enhanced Capital Notes due 2020 (£736 million)		861	872
7.5884% Enhanced Capital Notes due 2020 (£732 million)		681	694
6.385% Enhanced Capital Notes due 2020 (€662 million)		503	525
6.439% Enhanced Capital Notes due 2020 (€711 million)		548	562
8% Fixed to Floating Rate Undated Enhanced Capital Notes callable 2020 (US$1,259 million)	b	687	674
9.125% Enhanced Capital Notes due 2020 (£148 million)		157	158
12.75% Enhanced Capital Notes due 2020 (£57 million)		73	75
7.869% Enhanced Capital Notes due 2020 (£597 million)		588	589
7.625% Enhanced Capital Notes due 2020 (€226 million)		184	189
7.875% Enhanced Capital Notes due 2020 (US$986 million)		629	631
11.125% Enhanced Capital Notes due 2020 (£39 million)		44	45
8.5% Undated Enhanced Capital Notes callable 2021 (US$277 million)	b	153	150
14.5% Enhanced Capital Notes due 2022 (£79 million)		114	115
9.875% Enhanced Capital Notes due 2023 (£57 million)		63	67
11.25% Enhanced Capital Notes due 2023 (£95 million)		106	115
10.5% Enhanced Capital Notes due 2023 (£69 million)		67	79
11.875% Enhanced Capital Notes due 2024 (£35 million)		45	45
7.975% Enhanced Capital Notes due 2024 (£102 million)		96	98
16.125% Enhanced Capital Notes due 2024 (£61 million)		97	99
15% Enhanced Capital Notes due 2029 (£68 million)		108	111
9% Enhanced Capital Notes due 2029 (£107 million)		112	112
8.5% Enhanced Capital Notes due 2032 (£104 million)		105	105
Total Enhanced Capital Notes		9,085	9,235

a	Interest is payable quarterly in arrears at a rate of 3 month EURIBOR plus 3.1 per cent per annum.

b	Issued in upper tier 2 format.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 46: SUBORDINATED LIABILITIES continued

	Note	2011 £m	2010 £m
Dated subordinated liabilities
9.125% Subordinated Bonds 2011 (£150 million)		—	147
12% Guaranteed Subordinated Bonds 2011 (£100 million)	a	—	109
6.50% Notes 2011 (US$150 million)		—	99
4.75% Subordinated Notes 2011 (€850 million)		—	764
Subordinated Step-up Floating Rate Notes 2016 (€500 million)	b, c	179	432
Subordinated Step-up Floating Rate Notes 2016 (£300 million)	b, c	184	296
Callable Floating Rate Subordinated Notes 2016 (€500 million)	b, c	88	401
Callable Floating Rate Subordinated Notes 2016 (€500 million)	b, c	124	417
Subordinated Callable Notes 2016 (US$750 million)	b, c	191	440
Subordinated Callable Notes 2017 callable 2012 (€1,000 million)	c	219	758
6.75% Subordinated Callable Fixed to Floating Rate Instruments 2017 callable 2012 (Aus$200 million)	c	5	127
Subordinated Callable Floating Rate Instruments 2017 callable 2012 (Aus$400 million)	c	38	255
5.109% Callable Fixed to Floating Rate Notes 2017 callable 2012 (Can$500 million)	c	8	305
6.25% Instruments 2012 (€12.8 million)		8	10
Subordinated Callable Notes 2017 callable 2012 (US$1,000 million)	c	192	548
6.305% Subordinated Callable Fixed to Floating Rate Notes 2017 callable 2012 (£500 million)	c	22	486
5.50% Subordinated Fixed Rate Notes 2012 (€750 million)		640	657
6.125% Notes 2013 (€325 million)		283	289
5.625% Subordinated Fixed to Floating Rate Notes due 2018 callable 2013 (€1,000 million)		902	946
4.25% Subordinated Guaranteed Notes 2013 (US$1,000 million)		636	619
6.45% Fixed to Floating Subordinated Guaranteed Bonds 2023 (€400 million) (Clerical Medical Finance plc)		176	173
11% Subordinated Bonds 2014 (£250 million)		290	297
5.875% Subordinated Notes 2014 (£150 million)		154	149
5.875% Subordinated Guaranteed Bonds 2014 (€750 million)		713	739
4.375% Callable Fixed to Floating Rate Subordinated Notes 2019 (€750 million)		621	600
4.875% Subordinated Notes 2015 (€1,000 million)		854	838
6.625% Subordinated Notes 2015 (£350 million)		357	343
6.9625% Callable Subordinated Fixed to Floating Rate Notes 2020 callable 2015 (£750 million)		725	715
11.875% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (€1,147 million)	d	977	—
10.75% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (£466 million)	d	467	—
9.875% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (US$568 million)	d	368	—
10.125% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (Can$387 million)	d	246	—
13% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (Aus$417 million)	d	276	—
10.5% Subordinated Bonds 2018 (£150 million)		177	171
6.75% Subordinated Fixed Rate Notes 2018 (US$2,000 million)		1,205	1,176
6.375% Subordinated Instruments 2019 (£250 million)		274	236
6.5% Dated Subordinated Notes 2020 (€1,500 million)		1,407	1,353
7.375% Dated Subordinated Notes 2020		3	4
5.75% Subordinated Fixed to Floating Rate Notes 2025 callable 2020 (£350 million)		367	324
6.5% Subordinated Fixed Rate Notes 2020 (US$2,000 million)		1,360	1,202
Subordinated Floating Rate Notes 2020 (€100 million)		87	86
9.375% Subordinated Bonds 2021 (£500 million)		709	647
5.374% Subordinated Fixed Rate Notes 2021 (€160 million)		150	139
9.625% Subordinated Bonds 2023 (£300 million)		319	332
7.07% Subordinated Fixed Rate Notes 2023 (€175 million)		174	162
4.50% Fixed Rate Step-up Subordinated Notes due 2030 (€750 million)		463	463
7.625% Dated Subordinated Notes 2025 (£750 million)		876	763
6% Subordinated Notes 2033 (US$750 million)		432	275
Total dated subordinated liabilities		17,946	19,292

a	Issued by a group undertaking under the Company’s subordinated guarantee.

b

These securities are callable at specific dates as per the terms of the securities at the option of the issuer and with approval of the FSA. In November 2009, as part of the state aid restructuring plan, the Group agreed not to exercise any call options on these instruments for the two year period from 31 January 2010 to 31 January 2012. The interest rate payable on these securities reset during 2011.

c	Following an exchange, on 1 December 2011, certain holders elected to exchange some or all of the notes they held for new dated subordinated liabilities issued by Lloyds TSB Bank plc.

d	These securities were issued in December 2011 as a result of an exchange offer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 47: SHARE CAPITAL

(1) AUTHORISED SHARE CAPITAL

As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the annual general meeting on 5 June 2009. This change took effect from 1 October 2009.

(2) ISSUED AND FULLY PAID SHARE CAPITAL

	2011 Number of shares	2010 Number of shares	2009 Number of shares	2011 £m	2010 £m	2009 £m
Ordinary shares of 10p (formerly 25p) each
At 1 January	68,074,129,454	63,774,511,536	5,972,855,669	6,807	6,378	1,493
Issued on redemption of preference shares and other subordinated liabilities in 2010	—	4,299,422,579	—	—	429	—
Placing and open offer	—	—	2,596,653,203	—	—	649
Issued on acquisition of HBOS	—	—	7,775,694,993	—	—	1,944
Capitalisation issue	—	—	407,943,501	—	—	102
Placing and compensatory open offer	—	—	10,408,535,000	—	—	2,602
Subdivision	—	—	—	—	—	(4,074)
Rights issue	—	—	36,505,088,579	—	—	3,651
Issued to the Lloyds TSB Foundations	—	—	107,740,591	—	—	11
Issued under employee share schemes	652,497,658	195,339	—	66	—	—
At 31 December	68,726,627,112	68,074,129,454	63,774,511,536	6,873	6,807	6,378
Limited voting ordinary shares of 10p (formerly 25p) each
At 1 January	80,921,051	80,921,051	78,947,368	8	8	20
Capitalisation issue	—	—	1,973,683	—	—	—
Subdivision	—	—	—	—	—	(12)
At 31 December	80,921,051	80,921,051	80,921,051	8	8	8
Deferred shares of 15p each
At 1 January	—	27,242,603,417	—	—	4,086	—
Subdivision of ordinary shares	—	—	27,161,682,366	—	—	4,074
Subdivision of limited voting ordinary shares	—	—	80,921,051	—	—	12
Cancellation of deferred shares	—	(27,242,603,417)	—	—	(4,086)	—
At 31 December	—	—	27,242,603,417	—	—	4,086
Total issued share capital				6,881	6,815	10,472

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 47: SHARE CAPITAL continued

SHARE ISSUANCES

The shares issued in 2011 were in respect of employee share schemes. On 18 February 2010, the Company issued 3,141 million ordinary shares as consideration for the redemption of certain preference shares and preferred securities. During May and June 2010, the Company issued a further 1,158 million ordinary shares in relation to three separate exchanges for preference shares and other subordinated liabilities issued by the Group.

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

The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary and preference shares as granted at the annual general meeting on 18 May 2011. The authority to issue shares and the authority to make market purchases of shares will expire at the annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.

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

ORDINARY SHARES

The holders of ordinary shares (excluding the limited voting ordinary shares), who held 99.9 per cent of the total ordinary share capital as at 31 December 2011, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares (excluding the limited voting ordinary shares) may also receive a dividend (subject to the provisions of the Company’s articles of association and the restrictions noted below) and on a winding up may share in the assets of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 47: SHARE CAPITAL continued

In November 2009, as part of the restructuring plan that was a requirement for European Commission approval of state aid received by the Group, the Group agreed to suspend the payment of coupons and dividends on certain of the Group’s preference shares and preferred securities for the two-year period from 31 January 2010 to 31 January 2012. Consequently, the terms of these instruments prevented the Company from making dividend payments on ordinary shares during the year.

LIMITED VOTING ORDINARY SHARES

The limited voting ordinary shares are held by the Lloyds TSB Foundations (the Foundations). The holders of the limited voting ordinary shares, who held 0.1 per cent of the total ordinary share capital as at 31 December 2011, are entitled to receive copies of every circular or other document sent out by the Company to the holders of other ordinary shares. These shares carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of winding up. These shares do not have any right to vote at general meetings other than on resolutions concerning acquisitions or disposals of such importance that they require shareholder consent, or for the winding up of the Company, or for a variation in the class rights of the limited voting ordinary shares. In the event of an offer for more than 50 per cent of the issued ordinary share capital of the Company, each limited voting ordinary share will convert into an ordinary share and shall rank equally with the ordinary shares in all respects from the date of conversion.

PREFERENCE SHARES

The Company has in issue various classes of preference shares which are all classified as liabilities under IFRS and details of which are shown in note 46.

NOTE 48: SHARE PREMIUM ACCOUNT

	2011 £m	2010 £m	2009 £m
At 1 January	16,291	14,472	2,096
Issued under employee share schemes	250	—	—
Shares issued on redemption and exchange of preference shares
and other subordinated liabilities[1]	—	1,808	—
Capitalisation issue	—	—	(102)
Placing and Compensatory Open Offer of ordinary shares	—	—	1,303
Transfer to merger reserve[2]	—	—	(1,000)
Rights issue	—	—	9,461
Issued to Lloyds TSB Foundations	—	—	30
Redemption of preference shares[3]	—	11	2,684
At 31 December	16,541	16,291	14,472

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: OTHER RESERVES

	2011 £m	2010 £m	2009 £m
Other reserves comprise:
Merger reserve	8,107	8,107	8,121
Capital redemption reserve	4,115	4,115	26
Revaluation reserve in respect of available-for-sale financial assets	1,326	(285)	(783)
Cash flow hedging reserve	325	(391)	(305)
Foreign currency translation reserve	(55)	29	158
At 31 December	13,818	11,575	7,217

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

Movements in other reserves were as follows:

	2011 £m	2010 £m	2009 £m
Merger reserve
At 1 January	8,107	8,121	343
Placing and open offer	—	—	3,781
Shares issued on acquisition of HBOS	—	—	5,707
Issue of preference shares[1]	—	—	1,000
Redemption of preference shares[2]	—	(14)	(2,710)
At 31 December	8,107	8,107	8,121

	2011 £m	2010 £m	2009 £m
Capital redemption reserve
At 1 January	4,115	26	—
Cancellation of deferred shares (note 47)	—	4,086	—
Redemption of preference shares[2]	—	3	26
At 31 December	4,115	4,115	26

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: OTHER RESERVES continued

	2011 £m	2010 £m	2009 £m
Revaluation reserve in respect of available-for-sale financial assets
At 1 January	(285)	(783)	(2,851)
Change in fair value of available-for-sale financial assets	2,603	1,231	2,035
Change in fair value attributable to non-controlling interests	—	—	(1)
Deferred tax	(673)	(460)	(276)
Current tax	—	(8)	(2)
	1,930	763	1,756
Income statement transfers:
Disposals (note 9)	(343)	(399)	(97)
Deferred tax	30	106	23
	(313)	(293)	(74)
Impairment	80	114	621
Deferred tax	29	(5)	(168)
	109	109	453
Other transfers	(155)	(110)	(93)
Deferred tax	40	29	26
	(115)	(81)	(67)
At 31 December	1,326	(285)	(783)

	2011 £m	2010 £m	2009 £m
Cash flow hedging reserve
At 1 January	(391)	(305)	(15)
Change in fair value of hedging derivatives	916	(1,048)	(530)
Deferred tax	(257)	272	148
Current tax	—	(3)	—
	659	(779)	(382)
Income statement transfer (note 5)	70	932	121
Deferred tax	(13)	(239)	(29)
	57	693	92
At 31 December	325	(391)	(305)

	2011 £m	2010 £m	2009 £m
Foreign currency translation reserve
At 1 January	29	158	178
Currency translation differences arising in the year	(58)	33	(652)
Foreign currency losses on net investment hedges	(26)	(162)	814
Current tax	—	—	176
Deferred tax	—	—	(358)
	(26)	(162)	632
At 31 December	(55)	29	158

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: RETAINED PROFITS
	2011 £m	2010 £m	2009 £m
At 1 January	9,044	11,117	8,129
(Loss) profit for the year	(451)	(2,656)	2,827
Movement in treasury shares	(276)	20	10
Value of employee services:
Share option schemes	125	154	116
Other employee award schemes	238	409	35
At 31 December	8,680	9,044	11,117

Retained profits are stated after deducting £33 million (2010: £47 million; 2009: £48 million) representing 58 million (2010 and 2009: 49 million) treasury shares held.

NOTE 51: ORDINARY DIVIDENDS

No dividends were paid on ordinary shares during 2010 or 2011 and the directors do not propose to pay a final dividend in respect of 2011; in November 2009, as part of the restructuring plan that was a requirement for European Commission approval of state aid received by the Group, the Group agreed to suspend the payment of coupons and dividends on certain of the Group’s preference shares and preferred securities, for the two year period from 31 January 2010 to 31 January 2012. Consequently, the terms of these instruments prevented the Company from making dividend payments on ordinary shares during the year.

In addition, the trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but chose to waive their entitlement to the dividends on those shares as indicated: the Lloyds Banking Group Share Incentive Plan (holding at 31 December 2011: 8,091,460 shares, at 31 December 2010: 5,744,722 shares, waived right to all dividends), the Lloyds TSB Group Employee Share Ownership Trust (holding at 31 December 2011: 120,085,543 shares, at 31 December 2010: 283,109,984 shares, on which it waived right to all dividends and holding at 31 December 2011: 253,052 shares, at 31 December 2010: nil shares, on which it waived right to all but a nominal amount of one penny in total), Lloyds TSB Group Holdings (Jersey) Limited (holding at 31 December 2011: 42,846 shares, at 31 December 2010: 42,846 shares, waived right to all but a nominal amount of one penny in total) and the Lloyds TSB Qualifying Employee Share Ownership Trust (holding at 31 December 2011: 1,398 shares, at 31 December 2010: 1,398 shares, waived right to all but a nominal amount of one penny in total).

NOTE 52: SHARE-BASED PAYMENTS

CHARGE TO THE INCOME STATEMENT

The charge to the income statement is set out below:

	2011 £m	2010 £m	2009 £m
Deferred bonus plan	221	355	18
Executive and SAYE plans:
Options granted in the year	13	59	13
Options granted in prior years	130	75	98
	143	134	111
Share plans:
Shares granted in the year	3	3	26
Shares granted in prior years	9	49	102
	12	52	128
Total charge to the income statement	376	541	257

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: SHARE-BASED PAYMENTS continued

During the year ended 31 December 2011 the Group operated the following share-based payment schemes, all of which are equity settled.

DEFERRED BONUS PLANS

Bonuses in respect of the performance in 2011 of employees within certain of the Group’s bonus plans have been recognised in these financial statements in full. The amounts to be settled in shares are included within the total charge to the income statement detailed above.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: SHARE-BASED PAYMENTS continued

Movements in the number of share options outstanding under the executive share option schemes during 2010 and 2011 are set out below:

	2011		2010
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	13,363,301	233.09	8,784,978	476.56
Rebasement adjustment	—	—	7,523,547	(26.43)
Exercised	—	—	—	—
Forfeited	(2,140,790)	225.91	(2,945,224)	296.36
Lapsed	(1,047,642)	324.92	—	—
Outstanding at 31 December	10,174,869	225.15	13,363,301	233.09
Exercisable at 31 December	10,174,869	225.15	13,363,301	233.09

No options were exercised during 2011 or 2010. The weighted average remaining contractual life of options outstanding at the end of the year was 2.9 years (2010: 3.6 years).

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

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2011		2010
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	668,044,034	49.59	130,133,992	177.60
Rebasement adjustment	—	—	22,382,641	(416.83)
Granted	—	—	655,712,663	46.78
Exercised	(2,497,658)	47.34	(195,339)	49.30
Forfeited	(18,408,624)	50.52	(13,922,185)	57.34
Cancelled	(181,350,614)	47.78	(107,144,275)	66.53
Expired	(12,768,106)	69.08	(18,923,463)	179.35
Outstanding at 31 December	453,019,032	49.74	668,044,034	49.59
Exercisable at 31 December	25,490,233	77.82	663,942	172.93

The weighted average share price at the time that the options were exercised during 2011 was £0.54 (2010: £0.69). The weighted average remaining contractual life of options outstanding at the end of the year was 1.7 years (2010: 2.7 years).

No SAYE options were granted in 2011. The weighted average fair value of SAYE options granted during 2010 was £0.33. The values for the SAYE options have been determined using a standard Black-Scholes model.

For the HBOS sharesave plan, no options were exercised during 2011 or 2010. The options outstanding at 31 December 2011 had an exercise price of £1.8066 (2010: £1.8066) and a weighted average remaining contractual life of 2.0 years (2010: 2.9 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: SHARE-BASED PAYMENTS continued

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

	2011		2010
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	47,694,757	Nil	26,099,185	Nil
Granted	16,395,016	Nil	13,429,561	Nil
Rebasement adjustment	—	—	12,501,246	Nil
Exercised	(7,591,526)	Nil	(2,661,703)	Nil
Forfeited	(3,498,178)	Nil	(1,673,532)	Nil
Outstanding at 31 December	53,000,069	Nil	47,694,757	Nil
Exercisable at 31 December	2,310,418	Nil	—	Nil

The weighted average fair value of options granted in the year was £0.46 (2010: £0.63). The weighted average share price at the time that the options were exercised during 2011 was £0.51 (2010: £0.63). The weighted average remaining contractual life of options outstanding at the end of the year was 2.1 years (2010: 2.4 years).

LLOYDS BANKING GROUP SHARE BUY OUT AWARDS

As part of arrangements to facilitate the recruitment of certain Executives, options have been granted by individual deed and, where appropriate, in accordance with the Listing Rules of the UK Listing Authority.

The awards were granted in recognition that the Executives’ outstanding awards over shares in their previous employing company lapsed on accepting employment with the Group.

Movements in the number of options outstanding are set out below:

	2011
	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	—	—
Granted	21,728,172	Nil
Exercised	(406,935)	Nil
Outstanding at 31 December	21,321,237	Nil
Exercisable at 31 December	2,398,593	Nil

The weighted average fair value of options granted in the year was £0.38. The weighted average share price at the time that the options were exercised during 2011 was £0.54. The weighted average remaining contractual life of options outstanding at the end of the year was 9.6 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: SHARE-BASED PAYMENTS continued

HBOS SHARE OPTION PLANS

The table below details the outstanding options for the HBOS Share Option Plan and the St James’s Place Share Option Plan. The final award under the HBOS Share Option Plan was made in 2004. Under this plan, options over shares, at market value with a face value equal to 20 per cent of salary, were granted to employees with the exception of certain senior executives. A separate option plan exists for some partners of St James’s Place, which granted options in respect of Lloyds Banking Group plc shares. The final award under the St James’s Place Share Option Plan was made in 2009. Movements in the number of share options outstanding under these schemes are set out below:

	2011		2010
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	24,695,494	415.70	14,301,748	880.27
Rebasement adjustment	—	—	12,899,990	(61.23)
Forfeited	(213,498)	253.88	(2,506,244)	611.90
Lapsed	(2,423,444)	624.75	—	—
Outstanding at 31 December	22,058,552	394.30	24,695,494	415.70
Exercisable at 31 December	14,227,020	582.82	15,320,780	593.79

No options were exercised during 2011 or 2010. The options outstanding under the HBOS Share Option Plan and St James’s Place Share Option Plan at 31 December 2011 had exercise prices in the range of £0.5183 to £8.7189 (2010: £0.5183 to £8.7189) and a weighted average remaining contractual life of 2.0 years (2010: 3.0 years).

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

The performance conditions for awards made in March, April and August 2008 are as follows:

(i)

For 50 per cent of the award (the EPS Award) – the percentage increase in earnings per share of the Group (on a compound annualised basis) over the relevant period needed to be at least an average of 6 percentage points per annum greater than the percentage increase (if any) in the Retail Prices Index over the same period. If it was less than 3 per cent per annum the EPS Award would lapse. If the increase was more than 3 per cent but less than 6 per cent per annum then the proportion of shares released would be on a straight line basis between 17.5 per cent and 100 per cent. The relevant period commenced on 1 January 2008 and ended on 31 December 2010.

(ii)

For the other 50 per cent of the award (the TSR Award) – it was necessary for the Group’s total shareholder return (calculated by reference to both dividends and growth in share price) to exceed the median of a comparator group (13 companies) over the relevant period by an average of 7.5 per cent per annum for the TSR Award to vest in full. 17.5 per cent of the TSR Award would vest where the Group’s total shareholder return was equal to median and vesting would occur on a straight line basis in between these points. Where the Group’s total shareholder return was below the median of the comparator group, the TSR Award would lapse. The relevant period commenced on 6 March 2008 and ended on 5 March 2011.

In 2008, awards were made of 375 per cent of base salary to the Group Chief Executive and two of the Executive Directors for retention purposes, and in light of data reviewed by the Remuneration Committee which showed total remuneration to be behind median both for the FTSE 20, and the other major UK banks.

As a consequence of the acquisition of HBOS and the general market turmoil, in March 2009 the Remuneration Committee decided that the performance test for the 2008 awards should be based on the performance of the Group up to 17 September 2008, the date prior to the announcement of the HBOS acquisition. The performance test was on a fair value basis, on the estimated probability, as at that date, of achieving the performance conditions. As a consequence, for all participants, other than those who were Executive Directors at the time the award was granted and a small number of other senior executives, the share awards vested at 29 per cent in March 2011.

The performance conditions for awards made in April, May and September 2009 are as follows:

(i)

Earnings per share (EPS): relevant to 50 per cent of the award. Performance was measured based on EPS growth over a three-year period from the baseline EPS of 2008.

If the growth in EPS had reached 26 per cent, 25 per cent of this element of the award, being the threshold, would have vested. If growth in EPS had reached 36 per cent, 100 per cent of this element would have vested.

(ii)	Economic Profit (EP): relevant to 50 per cent of the award. Performance was measured based on the extent to which cumulative EP targets were achieved over the three-year period.

If the absolute improvement in adjusted EP had reached 100 per cent, 25 per cent of this element of the award, being the threshold, would have vested. If the absolute improvement in adjusted EP had reached 202 per cent, 100 per cent of this element would have vested.

The EPS and EP performance measures applying to this 2009 LTIP award were set on the basis that the Group would enter into the Government Asset Protection Scheme. As the Group is not participating in the Government Asset Protection Scheme, in June 2010 the Remuneration Committee approved restated performance measures on a basis consistent with the EPS and EP measures used for the 2010 LTIP awards.

At the end of the relevant period, neither of the performance conditions had been met and the Awards lapsed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: SHARE-BASED PAYMENTS continued

An additional discretionary award was made in April, May and September 2009. The performance conditions for those awards are as follows:

(i)

Synergy Savings: The release of 50 per cent of the shares was dependent on the achievement of target run-rate synergy savings in 2009 and 2010 as well as the achievement of sustainable synergy savings of at least £1.5 billion by the end of 2011. The award was broken down into three equally weighted annual tranches. Performance was assessed at the end of each year against annual performance targets based on a trajectory to meet the 2011 target. The extent to which targets were achieved determined the proportion of shares to be banked each year. Any release of shares was subject to the Remuneration Committee judging the overall success of the delivery of the integration programme.

(ii)

Integration Balanced Scorecard: The release of the remaining 50 per cent of the shares was dependent on the outcome of a Balanced Scorecard of non-financial measures of the success of the integration in each of 2009, 2010 and 2011. The Balanced Scorecard element was broken down into three equally weighted tranches. The tranches were crystallised and banked for each year of the performance cycle subject to separate annual performance targets across the four measurement categories of Building the Business, Customer, Risk and People and Organisation Development.

At the end of the relevant period the Remuneration Committee determined that the performance conditions had been met and the Awards were released.

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

(ii)

EP: relevant to 50 per cent of the award. Performance will be measured based on the compound annual growth rate of adjusted EP over the three financial years starting on 1 January 2010 relative to an adjusted 2009 EP base.

If the compounded annual growth rate of adjusted EP reaches 57 per cent per annum, 25 per cent of this element of the award, being the threshold, will vest. If the compounded annual growth rate of adjusted EP reaches 77 per cent per annum, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

For awards made to Executive Directors, a third performance condition was set, relating to Absolute Share Price, relevant to 28 per cent of the award. Performance will be measured based on the Absolute Share Price on 26 March 2013, being the third anniversary of the award date. If the share price at the end of the performance period is 75 pence or less, none of this element of the award will vest. If the share price is 114 pence or higher, 100 per cent of this element will vest. Vesting between threshold and maximum will be on a straight line basis, provided that shares comprised in the Absolute Share Price element may only be released if both the EPS and EP performance measures have been satisfied at the threshold level or above. The EPS and EP performance conditions will each relate to 36 per cent of the total award.

The performance conditions for awards made in March and September 2011 are as follows:

(i)	EPS: relevant to 50 per cent of the award. The performance target is based on 2013 adjusted EPS outcome.

If the adjusted EPS reaches 6.4p, 25 per cent of this element of the award, being the threshold, will vest.

If adjusted EPS reaches 7.4p, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(ii)	EP: relevant to 50 per cent of the award. The performance target is based on 2013 adjusted EP outcome.

If the adjusted EP reaches £567 million, 25 per cent of this element of the award, being the threshold, will vest. If the adjusted EP reaches £1,234 million, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: SHARE-BASED PAYMENTS continued

For awards made to Executive Directors, a third performance condition was set, relating to Absolute Total Shareholder Return, relevant to one third of the award. Performance will be measured based on the annualised Absolute Total Shareholder Return over the three year performance period. If the annualised Absolute Total Shareholder Return at the end of the performance period is less than 8 per cent, none of this element of the award will vest. If the Absolute Total Shareholder Return is 8 per cent, 25 per cent of this element of the award, being the threshold, will vest. If the Absolute Total Shareholder Return is 14 per cent or higher, 100 per cent of this element will vest. Vesting between threshold and maximum will be on a straight line basis. The EPS and EP performance conditions will each relate to 33.3 per cent of the total award.

	2011 Number of shares	2010 Number of shares
Outstanding at 1 January	447,142,491	223,233,052
Granted	147,280,077	148,810,591
Rebasement adjustment	—	106,990,259
Vested	(3,918,013)	(1,985,339)
Forfeited	(46,766,369)	(29,906,072)
Outstanding at 31 December	543,738,186	447,142,491

The fair value of the share awards granted in 2011 was £0.54 (2010: £0.61).

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and number of options outstanding for the option schemes were as follows:

	Executive schemes			SAYE schemes			Other share option plans
	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options
At 31 December 2011
Exercise price range
£0 to £1	—	—	—	47.94	1.7	446,965,447	4.94	4.1	82,152,838
£1 to £2	199.91	2.6	233,714	179.16	2.0	5,563,072	—	—	—
£2 to £3	225.74	2.9	9,941,155	214.16	0.9	490,513	—	—	—
£3 to £4	—	—	—	—	—	—	—	—	—
£5 to £6	—	—	—	—	—	—	582.82	1.8	14,227,020

	Executive schemes			SAYE schemes			Other share option plans
	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options
At 31 December 2010
Exercise price range
£0 to £1	—	—	—	47.74	2.7	658,912,847	7.41	2.5	55,656,496
£1 to £2	199.91	3.6	262,725	178.74	2.8	7,984,764	—	—	—
£2 to £3	225.83	3.9	12,052,934	210.74	1.4	1,146,423	—	—	—
£3 to £4	324.92	0.2	1,047,642	—	—	—	—	—	—
£5 to £6	—	—	—	—	—	—	567.65	2.9	15,462,949

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: SHARED-BASED PAYMENTS continued

The fair value calculations at 31 December 2011 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	Executive Share Plan 2003	LTIP	Share Buy Out Awards
Risk-free interest rate	0.73%	1.77%	0.86%
Expected life	1.4 years	3.0 years	1.3 years
Expected volatility	54%	86%	51%
Expected dividend yield	1.7%	2.9%	1.6%
Weighted average share price	0.48	0.62	0.41
Weighted average exercise price	Nil	Nil	Nil
Expected forfeitures	4%	4%	4%

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

The last award of free shares was made in 2008.

MATCHING SHARES

The Group undertakes to match shares purchased by employees up to the value of £30 per month; these matching shares are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition: if an employee leaves within this three year period for other than a ‘good’ reason, 100 per cent of the matching shares are forfeited. Similarly if the employees sell their purchased shares within three years, their matching shares are forfeited.

The number of shares awarded relating to matching shares in 2011 was 30,999,387 (2010: 17,411,651), with an average fair value of £0.42 (2010: £0.63), based on market prices at the date of award.

NOTE 53: RELATED PARTY TRANSACTIONS

KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2011 £m	2010 £m	2009 £m
Compensation
Salaries and other short-term benefits	12	7	17
Post-employment benefits	—	2	1
Share-based payments	11	8	—
Total compensation	23	17	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: RELATED PARTY TRANSACTIONS continued

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.2 million (2010: £0.4 million).

	2011 million	2010 million	2009 million
Share option plans
At 1 January	6	2	2
Granted, including certain adjustments[1] (includes entitlements of appointed directors)	20	4	—
Exercised/lapsed (includes entitlements of former directors)	(4)	—	—
At 31 December	22	6	2

[1]	2010 includes adjustments, using a standard HMRC formula, to negate the dilutionary impact of the Group’s 2009 capital raising activities.

	2011 million	2010 million	2009 million
Share plans
At 1 January	56	19	7
Granted, including certain adjustments[1] (includes entitlements of appointed directors)	35	39	17
Exercised/lapsed (includes 31 million entitlements of former directors)	(33)	(2)	(5)
At 31 December	58	56	19

[1]	2010 includes adjustments, using a standard HMRC formula, to negate the dilutionary impact of the Group’s 2009 capital raising activities.

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2011 £m	2010 £m	2009 £m
Loans
At 1 January	3	2	3
Advanced (includes loans of appointed directors)	1	2	—
Repayments (includes loans of former directors)	(1)	(1)	(1)
At 31 December	3	3	2

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 1.09 per cent and 27.5 per cent in 2011 (2010: 0.5 per cent and 17.90 per cent; 2009: 1.28 per cent and 24.90 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2010 and 2009: £nil).

	2011 £m	2010 £m	2009 £m
Deposits
At 1 January	4	4	6
Placed (includes deposits of appointed directors)	17	12	12
Withdrawn (includes deposits of former directors)	(15)	(12)	(14)
At 31 December	6	4	4

Deposits placed by key management personnel attracted interest rates of up to 5 per cent (2010: 4.25 per cent; 2009: 6.50 per cent).

At 31 December 2011, the Group did not provide any guarantees in respect of key management personnel (2010 and 2009: none).

At 31 December 2011, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £3 million with four directors and three connected persons (2010: £2 million with six directors and four connected persons; 2009: £2 million with seven directors and four connected persons).

SUBSIDIARIES

Details of the principal subsidiaries are given in note 9 to the parent company financial statements. In accordance with IAS 27, transactions and balances with subsidiaries have been eliminated on consolidation.

UK GOVERNMENT

In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. As at 31 December 2011, HM Treasury held a 40.2 per cent (31 December 2010: 40.6 per cent) interest in the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company during the year ended 31 December 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: RELATED PARTY TRANSACTIONS continued

From 1 January 2011, in accordance with IAS 24 (Revised), UK Government-controlled entities became related parties of the Group. The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

Since 31 December 2010, the Group has had the following significant transactions with the UK Government or UK Government-related entities:

GOVERNMENT AND CENTRAL BANK FACILITIES

During the year ended 31 December 2011, the Group participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

SPECIAL LIQUIDITY SCHEME AND CREDIT GUARANTEE SCHEME

The Bank of England’s UK Special Liquidity Scheme was launched in April 2008 to allow financial institutions to swap temporarily illiquid assets for treasury bills, with fees charged based on the spread between 3-month LIBOR and the 3-month gilt repo rate. The scheme will operate for up to three years after the end of the drawdown period (30 January 2009) at the Bank of England’s discretion. At 31 December 2011, the Group did not utilise the Special Liquidity Scheme.

HM Treasury launched the Credit Guarantee Scheme in October 2008 as part of a range of measures announced by the UK Government intended to ease the turbulence in the UK banking system. It charged a commercial fee for the guarantee of new short and medium term debt issuance. The fee payable to HM Treasury on guaranteed issues was based on a per annum rate of 50 basis points plus the median five-year credit default swap spread. The drawdown window for the Credit Guarantee Scheme closed for new issuance at the end of February 2010. At 31 December 2011, the Group had £23.5 billion of debt in issue under the Credit Guarantee Scheme (31 December 2010: £45.4 billion). During the year, fees of £28 million paid to HM Treasury in respect of guaranteed funding were included in the Group’s income statement.

LENDING COMMITMENTS

The formal lending commitments entered into in connection with the Group’s proposed participation in the Government Asset Protection Scheme have now expired and in February 2011, the Company (together with Barclays, Royal Bank of Scotland, HSBC and Santander) announced, as part of the ‘Project Merlin’ agreement with HM Treasury, its capacity and willingness to increase business lending (including to small and medium-sized enterprises) during 2011.

BUSINESS GROWTH FUND

In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to subscribe for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010. During 2011, the Group has incurred sunk costs of £4 million which have been written off.

As at 31 December 2011, the Group’s investment in the Business Growth Fund was £20 million.

OTHER GOVERNMENT-RELATED ENTITIES

Other than the transactions referred to above, there were no other significant transactions with the UK Government and UK Government-controlled entities (including UK Government-controlled banks) during the period that were not made in the ordinary course of business or that were unusual in their nature or conditions.

OTHER RELATED PARTY TRANSACTIONS

PENSIONS FUNDS

The Group provides banking and some investment management services to certain of the Group pension funds. At 31 December 2011, customer deposits of £63 million (2010: £64 million) and investment and insurance contract liabilities of £928 million (2010: £850 million) related to the Group’s pension funds. During 2011, the Group sold at fair value certain non-government bonds, equities and alternative assets to Lloyds TSB Group Pension Scheme No 1 for £336 million and to Lloyds TSB Group Pension Scheme No 2 for £67 million.

OPEN ENDED INVESTMENT COMPANIES (OEICS)

The Group manages 249 (2010: 402) OEICs, and of these 142 (2010: 111) are consolidated. The Group invested £1,283 million (2010: £1,460 million) and redeemed £884 million (2010: £982 million) in the unconsolidated OEICs during the year and had investments, at fair value, of £4,431 million (2010: £7,920 million) at 31 December. The Group earned fees of £318 million from the unconsolidated OEICs (2010: £271 million).

JOINT VENTURES AND ASSOCIATES

The Group provides both administration and processing services to its principal joint venture, Sainsbury’s Bank plc. The amounts receivable by the Group during the year were £21 million (2010: £31 million), of which £10 million was outstanding at 31 December 2011 (2010: £8 million). At 31 December 2011, Sainsbury’s Bank plc also had balances with the Group that were included in loans and advances to banks of £1,173 million (2010: £1,277 million), deposits by banks of £780 million (2010: £1,358 million) and trading liabilities of £340 million (2010: nil).

At 31 December 2011 there were loans and advances to customers of £5,185 million (2010: £5,660 million) outstanding and balances within customer deposits of £88 million (2010: £151 million) relating to other joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2011, these companies had total assets of approximately £11,500 million (2010: £12,216 million), total liabilities of approximately £10,807 million (2010: £11,937 million) and for the year ended 31 December 2011 had turnover of approximately £7,376 million (2010: £3,829 million) and made a net loss of approximately £83 million (2010: net profit of £182 million). In addition, the Group has provided £5,767 million (2010: £3,316 million) of financing to these companies on which it received £106 million (2010: £93 million) of interest income in the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: CONTINGENT LIABILITIES AND COMMITMENTS

INTERCHANGE FEES

The European Commission has adopted a formal decision finding that an infringement of European Commission competition laws has arisen from arrangements whereby MasterCard set a uniform Multilateral Interchange Fee (MIF) in respect of cross-border transactions in relation to the use of a MasterCard or Maestro branded payment card. The European Commission has required that the MIF be reduced to zero for relevant cross-border transactions within the European Economic Area. This decision has been appealed to the General Court of the European Union (the General Court). Lloyds TSB Bank plc and Bank of Scotland plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard’s position that the arrangements for the charging of the MIF are compatible with European Union competition laws. The UK Government has also intervened in the General Court appeal supporting the European Commission position. An oral hearing took place on 8 July 2011 and the judgment is expected on 24 May 2012. MasterCard has reached an understanding with the European Commission on a new methodology for calculating intra-European Economic Area MIF on an interim basis pending the outcome of the appeal.

Meanwhile, the European Commission is pursuing an investigation with a view to deciding whether arrangements adopted by Visa for the levying of the MIF in respect of cross-border payment transactions also infringe European Union competition laws. In this regard Visa reached an agreement with the European Commission to reduce the level of interchange for cross-border debit card transactions to the interim levels agreed by MasterCard. The UK’s OFT has also commenced similar investigations relating to the MIF in respect of domestic transactions in relation to both the MasterCard and Visa payment schemes. The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

INTERBANK OFFERED RATE SETTING INVESTIGATIONS

Several government agencies in the UK, US and overseas, including the US Commodity Futures Trading Commission, the US SEC, the US Department of Justice and the FSA as well as the European Commission, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates. The Group, and/or its subsidiaries, were (at the relevant time) and remain members of various panels that submit data to these bodies. The Group has received requests from some government agencies for information and is co-operating with their investigations. In addition, recently the Group has been named in private lawsuits, including purported class action suits in the US with regard to the setting of London interbank offered rates (LIBOR). It is currently not possible to predict the scope and ultimate outcome of the various regulatory investigations or private lawsuits, including the timing and scale of the potential impact of any investigations and private lawsuits on the Group.

FINANCIAL SERVICES COMPENSATION SCHEME (FSCS)

The FSCS is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate). The levies raised comprise both management expenses levies and, where necessary, compensation levies on authorised firms.

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. The borrowings with HM Treasury, which total circa £20 billion, are on an interest-only basis until 31 March 2012 and the FSCS and HM Treasury are currently discussing the terms for refinancing these borrowings to take effect from 1 April 2012. Each deposit-taking institution contributes towards the management expenses levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March. In determining an appropriate accrual in respect of the management expenses levy, certain assumptions have been made including the proportion of total protected deposits held by the Group, the level and timing of repayments to be made by the FSCS to HM Treasury and the interest rate to be charged by HM Treasury. For the year ended 31 December 2011, the Group has charged £179 million (2010: £46 million; 2009: £73 million) to the income statement in respect of the costs of the FSCS.

Whilst it is expected that the substantial majority of the principal will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, to the extent that there remains a shortfall, the FSCS will raise compensation levies on all deposit-taking participants. The amount of any future compensation levies also depends on a number of factors including the level of protected deposits and the population of deposit-taking participants and will be determined at a later date. As such, although the Group’s share of such compensation levies could be significant, the Group has not recognised a provision in respect of them in these financial statements.

LITIGATION IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. CMIG has won the majority of decisions to date, although a small number of regional district and appeal courts have found against CMIG on specific grounds. CMIG’s strategy includes defending claims robustly and appealing against adverse judgments. The ultimate financial effect, which could be significant, will only be known once all relevant claims have been resolved. However, consistent with this strategy, and having regard to the costs involved in managing these claims, and the inherent risks of litigation, the Group has recognised a provision of £175 million. Management believes this represents the most appropriate estimate of the financial impact, based upon a series of assumptions, including the number of claims received, the proportion upheld, and resulting legal and administration costs.

SHAREHOLDER COMPLAINTS

The Group and two former members of the Group’s Board of Directors have been named as defendants in a purported securities class action pending in the United States District Court for the Southern District of New York. The complaint, dated 23 November 2011, asserts claims under the Securities Exchange Act of 1934 in connection with alleged material omissions from statements made in 2008 in connection with the acquisition of HBOS. No quantum is specified.

In addition, a UK-based shareholder action group has threatened multi-claimant claims on a similar basis against the Group and two former directors in the UK. No claim has yet been issued.

The Group considers that the claims are without merit and will defend them vigorously. The claims have not been quantified and it is not possible to estimate the ultimate financial impact on the Group at this early stage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: CONTINGENT LIABILITIES AND COMMITMENTS continued

EMPLOYEE DISPUTES

The Group is aware that a union representing a number of the Group’s employees and former employees is seeking to challenge the cap on pensionable pay introduced by the Group in 2011 on the grounds that it is unlawful. This challenge is at a very early stage. The Group will resist the challenge should it be pursued.

The Group also faces a number of other threats of legal action from employees in relation to terms of employment including pay and bonuses. The Group considers that the complaints are without merit and, should proceedings be issued, they will be vigorously defended.

It is not possible to estimate the ultimate financial impact on the Group at this stage.

REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the FSA in relation to a range of conduct of business matters, including complaints handling, packaged bank accounts, savings accounts, product terms and conditions, interest-only mortgages, sales processes and remuneration schemes. The Group is keen to ensure that any regulatory concerns are understood and addressed. The ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (which may include class action lawsuits brought on behalf of customers, shareholders or other third parties), regulatory investigations, regulatory challenges and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position.

	2011 £m	2010 £m
Contingent liabilities
Acceptances and endorsements	81	48
Other:
Other items serving as direct credit substitutes	1,060	1,319
Performance bonds and other transaction-related contingencies	2,729	2,812
	3,789	4,131
Total contingent liabilities	3,870	4,179

The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2011 £m	2010 £m
Commitments
Documentary credits and other short-term trade-related transactions	105	255
Forward asset purchases and forward deposits placed	596	887
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	7,383	8,113
Other commitments	56,527	60,528
	63,910	68,641
1 year or over original maturity	40,972	47,515
Total commitments	105,583	117,298

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £53,459 million (2010: £63,630 million) was irrevocable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: CONTINGENT LIABILITIES AND COMMITMENTS continued

OPERATING LEASE COMMITMENTS

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2011 £m	2010 £m
Not later than 1 year	348	356
Later than 1 year and not later than 5 years	1,187	1,120
Later than 5 years	1,489	1,706
Total operating lease commitments	3,024	3,182

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

CAPITAL COMMITMENTS

Excluding commitments in respect of investment property (note 28), capital expenditure contracted but not provided for at 31 December 2011 amounted to £296 million (2010: £339 million). Of this amount, £292 million (2010: £282 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL INSTRUMENTS

(1) MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

		At fair value through profit or loss
	Derivatives designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2011
Financial assets
Cash and balances at central banks	—	—	—	—	—	60,722	—	60,722
Items in the course of collection from banks	—	—	—	—	—	1,408	—	1,408
Trading and other financial assets at fair value
through profit or loss	—	18,056	121,454	—	—	—	—	139,510
Derivative financial instruments	12,850	53,163	—	—	—	—	—	66,013
Loans and receivables:
Loans and advances to banks	—	—	—	—	32,606	—	—	32,606
Loans and advances to customers	—	—	—	—	565,638	—	—	565,638
Debt securities	—	—	—	—	12,470	—	—	12,470
	—	—	—	—	610,714	—	—	610,714
Available-for-sale financial assets	—	—	—	37,406	—	—	—	37,406
Held-to-maturity investments	—	—	—	—	—	8,098	—	8,098
Total financial assets	12,850	71,219	121,454	37,406	610,714	70,228	—	923,871
Financial liabilities
Deposits from banks	—	—	—	—	—	39,810	—	39,810
Customer deposits	—	—	—	—	—	413,906	—	413,906
Items in course of transmission to banks	—	—	—	—	—	844	—	844
Trading and other financial liabilities at fair value
through profit or loss	—	19,616	5,339	—	—	—	—	24,955
Derivative financial instruments	7,246	50,966	—	—	—	—	—	58,212
Notes in circulation	—	—	—	—	—	1,145	—	1,145
Debt securities in issue	—	—	—	—	—	185,059	—	185,059
Liabilities arising from insurance contracts
and participating investment contracts	—	—	—	—	—	—	78,991	78,991
Liabilities arising from non-participating
investment contracts	—	—	—	—	—	—	49,636	49,636
Unallocated surplus within insurance businesses	—	—	—	—	—	—	300	300
Financial guarantees	—	—	49	—	—	—	—	49
Subordinated liabilities	—	—	—	—	—	35,089	—	35,089
Total financial liabilities	7,246	70,582	5,388	—	—	675,853	128,927	887,996

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL INSTRUMENTS continued

		At fair value through profit or loss
	Derivatives designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2010
Financial assets
Cash and balances at central banks	—	—	—	—	—	38,115	—	38,115
Items in the course of collection from banks	—	—	—	—	—	1,368	—	1,368
Trading and other financial assets at fair value
through profit or loss	—	23,707	132,484	—	—	—	—	156,191
Derivative financial instruments	7,406	43,371	—	—	—	—	—	50,777
Loans and receivables:
Loans and advances to banks	—	—	—	—	30,272	—	—	30,272
Loans and advances to customers	—	—	—	—	592,597	—	—	592,597
Debt securities	—	—	—	—	25,735	—	—	25,735
	—	—	—	—	648,604	—	—	648,604
Available-for-sale financial assets	—	—	—	42,955	—	—	—	42,955
Held-to-maturity investments	—	—	—	—	—	7,905	—	7,905
Total financial assets	7,406	67,078	132,484	42,955	648,604	47,388	—	945,915
Financial liabilities
Deposits from banks	—	—	—	—	—	50,363	—	50,363
Customer deposits	—	—	—	—	—	393,633	—	393,633
Items in course of transmission to banks	—	—	—	—	—	802	—	802
Trading and other financial liabilities at fair value
through profit or loss	—	20,097	6,665	—	—	—	—	26,762
Derivative financial instruments	4,398	37,760	—	—	—	—	—	42,158
Notes in circulation	—	—	—	—	—	1,074	—	1,074
Debt securities in issue	—	—	—	—	—	228,866	—	228,866
Liabilities arising from insurance contracts
and participating investment contracts	—	—	—	—	—	—	80,729	80,729
Liabilities arising from non-participating
investment contracts	—	—	—	—	—	—	51,363	51,363
Unallocated surplus within insurance businesses	—	—	—	—	—	—	643	643
Financial guarantees	—	—	54	—	—	—	—	54
Subordinated liabilities	—	—	—	—	—	36,232	—	36,232
Total financial liabilities	4,398	57,857	6,719	—	—	710,970	132,735	912,679

(2) RECLASSIFICATION OF FINANCIAL ASSETS

No financial assets were reclassified in 2011

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL INSTRUMENTS continued

CARRYING VALUE AND FAIR VALUE OF RECLASSIFIED ASSETS

The table below sets out the carrying value and fair value of reclassified financial assets

	2011		2010		2009		2008
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
From held for trading to loans and receivables	67	56	750	727	1,833	1,822	2,883	2,926
From available-for-sale financial assets to loans and receivables	217	219	313	340	394	422	454	402
From available-for-sale financial assets to held-to-maturity investments	3,624	3,846	3,455	3,539	—	—	—	—
Total carrying value and fair value	3,908	4,121	4,518	4,606	2,227	2,244	3,337	3,328

During the year ended 31 December 2011, the carrying value of assets reclassified to loans and receivables decreased by £779 million due to sales and maturities of £734 million and foreign exchange and other movements of £58 million less accretion of discount of £13 million.

In respect of government securities reclassified from available-for-sale financial assets to held-to-maturity investments, there was no change in the amounts recognised in the Group’s income statement as interest income (2011: £138 million; 2010: £23 million) and, for relevant securities, foreign exchange gains and losses (2011: £14 million loss; 2010: £39 million gain) as such items are recognised in profit or loss on the same basis.

No financial assets were reclassified in accordance with paragraphs 50B, 50D or 50E of IAS 39 in 2011, 2010 and 2009; the following disclosures relate to those assets which were so reclassified in 2008.

A) ADDITIONAL FAIR VALUE GAINS (LOSSES) THAT WOULD HAVE BEEN RECOGNISED HAD THE RECLASSIFICATIONS NOT OCCURRED The table below shows the additional gains (losses) that would have been recognised in the Group’s income statement if the reclassifications had not occurred.

	2011 £m	2010 £m	2009 £m	2008 £m
From held for trading to loans and receivables	(3)	(34)	208	(347)

The table below shows the additional gains (losses) that would have been recognised in other comprehensive income if the reclassifications had not occurred.

	2011 £m	2010 £m	2009 £m	2008 £m
From available-for-sale financial assets to loans and receivables	(68)	69	161	(108)

B) ACTUAL AMOUNTS RECOGNISED IN RESPECT OF RECLASSIFIED ASSETS

After reclassification the reclassified financial assets contributed the following amounts to the Group income statement.

	2011 £m	2010 £m	2009 £m	2008 £m
From held for trading to loans and receivables:
Net interest income	1	24	55	31
Impairment losses	—	(6)	(49)	(158)
Total amounts recognised	1	18	6	(127)
	2011 £m	2010 £m	2009 £m	2008 £m
From available-for-sale financial assets to loans and receivables:
Net interest income	2	1	34	3
Impairment losses	(8)	(2)	(56)	(23)
Total amounts recognised	(6)	(1)	(22)	(20)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL INSTRUMENTS continued

(3) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The following table summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	2011		2010
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Financial assets
Cash and balances at central banks	60,722	60,722	38,115	38,115
Items in the course of collection from banks	1,408	1,408	1,368	1,368
Trading and other financial assets at fair value through profit or loss	139,510	139,510	156,191	156,191
Derivative financial instruments	66,013	66,013	50,777	50,777
Loans and receivables:
Loans and advances to banks	32,606	32,554	30,272	30,236
Loans and advances to customers	565,638	549,829	592,597	580,343
Debt securities	12,470	10,953	25,735	26,937
Available-for-sale financial assets	37,406	37,406	42,955	42,955
Held-to-maturity investments	8,098	8,144	7,905	7,716
Financial liabilities
Deposits from banks	39,810	40,012	50,363	50,520
Customer deposits	413,906	414,654	393,633	394,393
Items in course of transmission to banks	844	844	802	802
Trading and other financial liabilities at fair value through profit or loss	24,955	24,955	26,762	26,762
Derivative financial instruments	58,212	58,212	42,158	42,158
Notes in circulation	1,145	1,145	1,074	1,074
Debt securities in issue	185,059	183,113	228,866	229,375
Liabilities arising from non-participating investment contracts	49,636	49,636	51,363	51,363
Financial guarantees	49	49	54	54
Subordinated liabilities	35,089	27,838	36,232	38,083

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL INSTRUMENTS continued

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

FAIR VALUE OF FINANCIAL INSTRUMENTS CARRIED AT AMORTISED COST

CASH AND BALANCES AT CENTRAL BANKS AND ITEMS IN THE COURSE OF COLLECTION FROM BANKS

The fair value approximates carrying value due to their short-term nature.

LOANS AND RECEIVABLES

The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. The carrying value of the variable rate loans and those relating to lease financing is assumed to be their fair value. For fixed rate lending, several different techniques are used to estimate fair value, as considered appropriate. These techniques also take account of expected credit losses and changes in interest rates and expected future cash flows in establishing fair value. For commercial and personal customers, fair value is principally estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. The fair value for corporate loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to the market rates for similar loans of maturity equal to the remaining fixed interest rate period. The fair values of asset-backed securities and secondary loans, which were previously within assets held for trading and were reclassified to loans and receivables, are determined predominantly from lead manager quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data.

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

ITEMS IN COURSE OF TRANSMISSION TO BANKS

The fair value approximates carrying value due to their short-term nature.

NOTES IN CIRCULATION

The fair value of notes in circulation which are payable on demand is considered to be equal to their carrying value.

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

LEVEL 1 PORTFOLIOS

Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. Products classified as level 1 predominantly comprise equity shares, treasury bills and other government securities.

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

NOTE 55: FINANCIAL INSTRUMENTS continued

The table below provides an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

VALUATION HIERARCHY

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2011
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	—	9,766	—	9,766
Loans and advances to banks	—	1,355	—	1,355
Debt securities:
Government securities	21,326	2,041	—	23,367
Other public sector securities	375	808	—	1,183
Bank and building society certificates of deposit	—	3,248	—	3,248
Asset-backed securities:
Mortgage-backed securities	187	524	—	711
Other asset-backed securities	178	1,605	203	1,986
Corporate and other debt securities	5,098	15,337	1,423	21,858
	27,164	23,563	1,626	52,353
Equity shares	74,381	41	1,315	75,737
Treasury and other bills	299	—	—	299
Total trading and other financial assets at fair value through profit or loss	101,844	34,725	2,941	139,510
Available-for-sale financial assets
Debt securities:
Government securities	25,143	93	—	25,236
Other public sector securities	27	—	—	27
Bank and building society certificates of deposit	323	43	—	366
Asset-backed securities:
Mortgage-backed securities	—	1,803	—	1,803
Other asset-backed securities	—	807	257	1,064
Corporate and other debt securities	41	5,192	12	5,245
	25,534	7,938	269	33,741
Equity shares	55	96	1,787	1,938
Treasury and other bills	972	755	—	1,727
Total available-for-sale financial assets	26,561	8,789	2,056	37,406
Derivative financial instruments	204	63,160	2,649	66,013
Total financial assets carried at fair value	128,609	106,674	7,646	242,929
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss (debt securities)	—	5,339	—	5,339
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	—	12,378	—	12,378
Short positions in securities	3,168	533	—	3,701
Other	—	3,537	—	3,537
	3,168	16,448	—	19,616
Total trading and other financial liabilities at fair value through profit or loss	3,168	21,787	—	24,955
Derivative financial instruments	35	57,436	741	58,212
Financial guarantees	—	—	49	49
Total financial liabilities carried at fair value	3,203	79,223	790	83,216

There were no significant transfers between level 1 and level 2 during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL INSTRUMENTS continued

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2010
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	—	9,811	—	9,811
Loans and advances to banks	—	2,734	—	2,734
Debt securities:
Government securities	21,053	2,787	—	23,840
Other public sector securities	199	720	—	919
Bank and building society certificates of deposit	—	4,298	—	4,298
Asset-backed securities:
Mortgage-backed securities	2	420	—	422
Other asset-backed securities	5	2,324	283	2,612
Corporate and other debt securities	2,950	16,973	1,186	21,109
	24,209	27,522	1,469	53,200
Equity shares	88,806	46	1,367	90,219
Treasury and other bills	227	—	—	227
Total trading and other financial assets at fair value through profit or loss	113,242	40,113	2,836	156,191
Available-for-sale financial assets
Debt securities:
Government securities	11,517	1,035	—	12,552
Other public sector securities	29	—	—	29
Bank and building society certificates of deposit	15	392	—	407
Asset-backed securities:
Mortgage-backed securities	—	4,293	—	4,293
Other asset-backed securities	—	4,640	579	5,219
Corporate and other debt securities	711	11,399	22	12,132
	12,272	21,759	601	34,632
Equity shares	49	161	2,045	2,255
Treasury and other bills	2,160	3,908	—	6,068
Total available-for-sale financial assets	14,481	25,828	2,646	42,955
Derivative financial instruments	985	47,806	1,986	50,777
Total financial assets carried at fair value	128,708	113,747	7,468	249,923
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss (debt securities)	—	6,665	—	6,665
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	—	14,612	—	14,612
Short positions in securities	861	894	—	1,755
Other	3	3,727	—	3,730
	864	19,233	—	20,097
Total trading and other financial liabilities at fair value through profit or loss	864	25,898	—	26,762
Derivative financial instruments	42	41,913	203	42,158
Financial guarantees	—	—	54	54
Total financial liabilities carried at fair value	906	67,811	257	68,974

VALUATION METHODOLOGY

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL INSTRUMENTS continued

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

–

Credit derivatives are valued using standard models with observable inputs, except for the items classified as level 3, which are valued using publicly available yield and credit default swap (CDS) curves.

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

The Group’s level 3 derivative assets include £1,172 million (31 December 2010: £1,177 million) in respect of the value of the embedded equity conversion feature of the Enhanced Capital Notes issued in December 2009. The embedded equity conversion feature is valued by comparing the market price of the Enhanced Capital Notes with the market price of similar bonds without the conversion feature. The latter is calculated by discounting the expected enhanced capital note cash flows in the absence of a conversion using prevailing market yields for similar capital securities without the conversion feature. The market price of the Enhanced Capital Notes was calculated with reference to multiple broker quotes. Movements in the fair value of the derivative are recorded in net trading income.

Level 3 derivative assets also include £14 million (31 December 2010: £96 million) in respect of credit default swaps written on level 3 negative basis asset-backed securities calculated as set out in the table below:

	2011 £m	2010 £m
Fair value before credit valuation adjustment	18	114
Less: credit valuation adjustment	(4)	(18)
Carrying value	14	96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL INSTRUMENTS continued

MOVEMENTS IN LEVEL 3 PORTFOLIO

The table below analyses movements in the level 3 financial assets portfolio.

	Trading and other financial assets at fair value through profit or loss £m	Available- for-sale £m	Derivative assets £m	Total financial assets £m
At 1 January 2010	2,912	2,611	1,937	7,460
Exchange and other adjustments	28	12	2	42
Gains (losses) recognised in the income statement	199	(56)	(667)	(524)
Gains recognised in other comprehensive income	—	271	—	271
Purchases	921	664	—	1,585
Sales	(550)	(560)	—	(1,110)
Transfers into the level 3 portfolio	64	—	780	844
Transfers out of the level 3 portfolio	(738)	(296)	(66)	(1,100)
At 31 December 2010	2,836	2,646	1,986	7,468
Exchange and other adjustments	(8)	(45)	(8)	(61)
Gains recognised in the income statement	139	78	672	889
Losses recognised in other comprehensive income	—	(148)	—	(148)
Purchases	518	343	—	861
Sales	(747)	(580)	—	(1,327)
Transfers into the level 3 portfolio	331	146	47	524
Transfers out of the level 3 portfolio	(128)	(384)	(48)	(560)
At 31 December 2011	2,941	2,056	2,649	7,646
Gains recognised in the income statement relating to those assets held at 31 December 2011	203	31	178	412
Losses recognised in other comprehensive income relating to those assets held at 31 December 2011	—	(132)	—	(132)
Gains (losses) recognised in the income statement relating to those assets held at 31 December 2010	151	(81)	(667)	(597)
Gains recognised in other comprehensive income relating to those assets held at 31 December 2010	—	269	—	269

The table below analyses movements in the Level 3 financial liabilities portfolio.

	Derivative liabilities £m	Financial guarantees £m	Total financial liabilities £m
At 1 January 2010	197	38	235
Exchange and other adjustments	13	—	13
Additions	—	16	16
Redemptions	(210)	—	(210)
Transfers into the level 3 portfolio	203	—	203
At 31 December 2010	203	54	257
Losses recognised in the income statement	585	5	590
Redemptions	—	(10)	(10)
Transfers into the level 3 portfolio	18	—	18
Transfers out of the level 3 portfolio	(65)	—	(65)
At 31 December 2011	741	49	790
Losses recognised in the income statement relating to those liabilities held at 31 December 2011	(93)	(5)	(98)
Gains (losses) recognised in the income statement relating to those liabilities held at 31 December 2010	—	—	—

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

Included within the gains (losses) recognised in the income statement are gains of £412 million (2010: losses of £597 million) related to financial instruments that are held in the level 3 portfolio at the year end. These amounts are included in other operating income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL INSTRUMENTS continued

Included within the gains (losses) recognised in other comprehensive income are losses of £132 million (2010: gains of £269 million) related to financial instruments that are held in the level 3 portfolio at the year end.

			At 31 December 2011			At 31 December 2010
				Effect of reasonably possible alternative assumptions			Effect of reasonably possible alternative assumptions
	Valuation basis/technique	Main assumptions	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Trading and other financial assets at fair value through profit or loss
Asset-backed securities	Lead manager or broker quote/ consensus pricing from market data provider	Use of single pricing source	203	1	(1)	283	8	(8)
Equity and venture capital investments	Various valuation techniques	Earnings, net asset value and earnings multiples, forecast cash flows	1,823	56	(59)	2,072	135	(111)
Unlisted equities and property partnerships in the life funds			915	—	—	481	—	—
			2,941			2,836
Available-for-sale financial assets
Asset-backed securities	Lead manager or broker quote/ consensus pricing from market data provider	Use of single pricing source	257	1	(1)	579	34	(34)
Equity and venture capital investments	Various valuation techniques	Earnings, net asset value, underlying asset values, property prices, forecast cash flows	1,799	183	(88)	2,067	141	(91)
			2,056			2,646
Derivative financial assets
	Industry standard model/consensus pricing from market data provider	Prepayment rates, probability of default, loss given default and yield curves. Equity conversion feature spread	2,649	134	(20)	1,986	157	(27)
Financial assets			7,646			7,468
Derivative financial liabilities
	Industry standard model/consensus pricing from market data provider	Prepayment rates, probability of default, loss given default and yield curves	741	—	—	203	—	—
Financial guarantees			49	—	—	54	—	—
Financial liabilities			790			257

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL INSTRUMENTS continued

SENSITIVITY OF LEVEL 3 VALUATIONS

Asset-backed securities

Reasonably possible alternative valuations have been calculated for asset-backed securities by using alternative pricing sources and calculating an absolute difference. The pricing difference is defined as the absolute difference between the actual price used and the closest, alternative price available.

Derivative financial instruments

(i)

In respect of the embedded equity conversion feature of the enhanced capital notes, the sensitivity was based on the absolute difference between the actual price of the Enhanced Capital Note and the closest, alternative broker quote available plus the impact of applying a 10 bps increase/decrease in the market yield used to derive a market price for similar bonds without the conversion feature. The effect of interdependency of the assumptions is not material to the effect of applying reasonably possible alternative assumptions to the valuations of derivative financial instruments.

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

The valuation techniques used for unlisted equities and venture capital investments vary depending on the nature of the investment, as described in the valuation methodology section above. Reasonably possible alternative valuations for these investments have been calculated by reference to the relevant approach taken as appropriate to the business sector and investment circumstances and as such the following inputs have been considered:

–	for valuations derived from earnings multiples, consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting an appropriate multiple;

–	the discount rates used in discounted cash flow valuations; and

–	in line with International Private Equity and Venture Capital Guidelines, the values of underlying investments in fund investments portfolios.

DERIVATIVE VALUATION ADJUSTMENTS

Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.

(i) Uncollateralised derivative valuation adjustments, excluding monoline counterparties

The following table summarises the movement on this valuation adjustment account during 2011.

Uncollateralised derivative valuation adjustments

	2011 £m	2010 £m
At 31 December 2010	570	662
Income statement charge	718	20
Transfers	(62)	(112)
At 31 December 2011	1,226	570

Represented by:

	2011 £m	2010 £m
Credit Valuation Adjustment (CVA)	1,425	671
Debit Valuation Adjustment (DVA)	(493)	(298)
Funding Valuation Adjustment	294	197
	1,226	570

Credit and Debit Valuation Adjustments (CVA and DVA) are applied to the Group’s over-the-counter derivative exposures with counterparties that are not subject to standard interbank collateral arrangements. These exposures largely relate to the provision of risk management solutions for corporate customers within the Wholesale division.

A CVA is taken where the Group has a positive future uncollateralised exposure (asset). A DVA is taken where the Group has a negative future uncollateralised exposure (liability). These adjustments reflect interest rates and expectations of counterparty creditworthiness and the Group’s own credit spread respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL INSTRUMENTS continued

The CVA is sensitive to:

–	the current size of the mark-to-market position on the uncollateralised asset;

–	expectations of future market volatility of the underlying asset; and

–	expectations of counterparty creditworthiness.

In circumstances where exposures to a counterparty become impaired, any associated derivative valuation adjustment is transferred and assessed for specific loss alongside other non-derivative assets and liabilities that the counterparty may have with the Group.

Market Credit Default Swap (CDS) spreads are used to develop the probability of default for quoted counterparties. For unquoted counterparties, internal credit ratings and market sector CDS curves and recovery rates are used. The Loss Given Default (LGD) is based on market recovery rates and internal credit assessments.

The combination of a one per cent deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £140 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (in total contributing £84 million of the overall CVA balance at 31 December 2011).

The DVA is sensitive to:

–	the current size of the mark-to-market position on the uncollateralised liability;

–	expectations of future market volatility of the underlying liability; and

–	the Group’s own CDS spread.

A one per cent rise in the CDS spread would lead to an increase in the DVA of £125 million to £618 million.

The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £369 million fall in the overall valuation adjustment to £563 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.

The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding certain uncollateralised derivative positions where the Group considers that this cost is included in market pricing. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by approximately £11 million.

(ii) Uncollateralised derivative valuation adjustments – monoline counterparties

The Group has no significant derivative exposures remaining against monoline counterparties as shown in note 56 Credit risk.

(iii) Market liquidity

The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a timeframe that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.

At 31 December 2011, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £85 million (31 December 2010: £66 million).

(iv) Libor/Overnight Index Swap basis

The Group’s derivative trading business applies £74 million (31 December 2010: £70 million) of valuation adjustments against the changing market approach to valuing derivatives that are subject to daily collateral margin, where standard market practice is to pay interest on an Overnight Index Swap basis rather than a Libor rate.

No credit valuation adjustment is taken on collateralised swaps.

OWN CREDIT ADJUSTMENTS

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

At 31 December 2011, the own credit adjustment arising from the fair valuation of £5,339 million (31 December 2010: £6,665 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a gain of £194 million (2010: no gain or loss).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL INSTRUMENTS continued

(4) TRANSFERRED FINANCIAL ASSETS THAT ARE NOT DERECOGNISED

REPURCHASE AND SECURITIES LENDING TRANSACTIONS

The Group enters into repurchase and securities lending transactions in the normal course of business that do not result in derecognition of the financial assets concerned. The carrying value of financial assets transferred under such arrangements, that did not qualify for derecognition, and their associated liabilities are as follows:

	2011		2010
	Carrying value of transferred assets £m	Carrying value of associated liabilities £m	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
Trading and other financial assets at fair value through profit or loss	523	513	824	828
Debt securities classified as loans and receivables	5,045	4,326	1,386	1,043
Available-for-sale financial assets	2,435	2,258	1,467	1,378
Total	8,003	7,097	3,677	3,249

In all cases the transferee has the right to sell or repledge the assets concerned.

SECURITISATIONS AND COVERED BONDS

Details about the Group’s securitisation and covered bond programmes, which may also result in financial assets not being derecognised in full, are provided in note 22.

NOTE 56: FINANCIAL RISK MANAGEMENT

As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; liquidity risk; capital risk; and insurance risk. Information about the Group’s exposure to each of the above risks and capital can be found on pages 58 to 131. The following additional disclosures, which provide quantitative information about the risks within financial instruments held or issued by the Group, should be read in conjunction with that earlier information.

MARKET RISK

The Group uses various market risk measures for risk reporting and setting risk appetite limits and triggers. These measures include Value at Risk and Stress Scenarios.

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

At 31 December 2011 the aggregate notional principal of interest rate swaps designated as fair value hedges was £93,215 million (2010: £75,831 million) with a net fair value asset of £5,484 million (2010: asset of £3,166 million) (note 19). The gains on the hedging instruments were £1,982 million (2010: gains of £280 million). The losses on the hedged items attributable to the hedged risk were £1,999 million (2010: losses of £452 million).

In addition the Group has cash flow hedges which are primarily used to hedge the variability in the cost of funding within the wholesale business. Note 19 shows when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2011 was £152,314 million (2010: £112,507 million) with a net fair value liability of £358 million (2010: liability of £843 million) (note 19). In 2011, ineffectiveness recognised in the income statement that arises from cash flow hedges was a loss of £13 million (2010: gain of £160 million).

CURRENCY RISK

Foreign exchange exposures comprise those originating in treasury trading activities and structural foreign exchange exposures, which arise from investment in the Group’s overseas operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London. Associated VaR and the closing, average, maximum and minimum are disclosed on page 126.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves.

The Group hedges part of the currency translation risk of the net investment in certain foreign operations using currency borrowings and cross currency derivatives. At 31 December 2011 the aggregate notional principal of these currency borrowings was £2,245 million; the aggregate notional principal of the cross currency derivatives was £49 million (2010: cross currency derivatives £86 million) with a fair value liability of £1 million (2010: asset of £2 million) and they were designated on an after-tax basis as hedges of net investments in foreign operations. In 2011, an ineffectiveness gain of £23 million before tax and £17 million after tax (2010: ineffectiveness loss of £28 million before tax and £20 million after tax) was recognised in the income statement arising from net investment hedges.

The Group’s main overseas operations are in the Americas, Asia, Australasia and Europe. Details of the Group’s structural foreign currency exposures, after net investment hedges, are as follows:

FUNCTIONAL CURRENCY OF GROUP OPERATIONS

	2011	2010
	£m	£m
Euro:
Gross exposure	585	2,468
Net investment hedge	(848)	(3,270)
	(263)	(802)
US dollar:
Gross exposure	341	47
Net investment hedge	(122)	(145)
	219	(98)
Swiss franc:
Gross exposure	15	53
Net investment hedge	—	—
	15	53
Australian dollar:
Gross exposure	1,232	1,567
Net investment hedge	(1,226)	(1,634)
	6	(67)
Japanese yen:
Gross exposure	20	17
Net investment hedge	—	—
	20	17
Other non-sterling	170	155
Total structural foreign currency exposures, after net investment hedges	167	(742)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

CREDIT RISK

The Group’s credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom, the European Union, Australia and the United States. Credit risk appetite is set at Board level and is described and reported through a suite of metrics devised from a combination of accounting and credit portfolio performance measures, which include the use of various credit risk rating systems as inputs. The Group uses a range of approaches to mitigate credit risk, including internal control policies, obtaining collateral, using master netting agreements and other credit risk transfers, such as asset sales and credit derivative based transactions.

A. MAXIMUM CREDIT EXPOSURE

The maximum credit risk exposure of the Group in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss, which includes amounts held to cover unit-linked and With Profits funds liabilities, is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

	2011	2010
	£m	£m
Loans and receivables:
Loans and advances to banks, net[1]	32,606	30,272
Loans and advances to customers, net[1]	565,638	592,597
Debt securities, net[1]	12,470	25,735
Deposit amounts available for offset[2]	(4,174)	(8,105)
	606,540	640,499
Available-for-sale financial assets (excluding equity shares)	35,468	40,700
Held-to-maturity investments	8,098	7,905
Trading and other financial assets at fair value through profit or loss (excluding equity shares):[3]
Loans and advances	11,121	12,545
Debt securities, treasury and other bills	52,652	53,427
	63,773	65,972
Derivative assets:
Derivative assets, before offsetting under master netting arrangements	66,013	50,777
Amounts available for offset under master netting arrangements[2]	(46,618)	(31,740)
	19,395	19,037
Assets arising from reinsurance contracts held	2,534	2,146
Financial guarantees	10,831	22,975
Irrevocable loan commitments and other credit-related contingencies[4]	57,329	67,809
Maximum credit risk exposure	803,968	867,043
Maximum credit risk exposure before offset items	854,760	906,888

[1]	Amounts shown net of related impairment allowances.

[2]

Deposit amounts available for offset and amounts available for offset under master netting arrangements do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

[3]

Includes assets within the Group’s unit-linked funds for which credit risk is borne by the policyholders and assets within the Group’s With Profits funds for which credit risk is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back related contract liabilities

[4]	See note 54 – Contingent liabilities and commitments for further information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

B. CREDIT QUALITY OF ASSETS

LOANS AND RECEIVABLES

The disclosures in the table below and those on pages F-116 to F-117 are produced under the combined businesses approach used for the Group’s segmental reporting. The Group believes that, for reporting periods immediately following a significant acquisition such as the acquisition of HBOS in 2009, this combined businesses basis, which includes the allowance for loan losses at the acquisition date on a gross basis, more fairly reflects the underlying provisioning status of the loans. The remaining acquisition-related fair value adjustments in respect of this lending are therefore identified separately in this table.

The analysis of lending between retail and wholesale has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within wholesale are exposures to corporate customers and other large institutions.

LOANS AND ADVANCES

						Loans and advances designated at fair value through profit or loss £m

	Loans and advances to banks £m
		Loans and advances to customers
		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m
At 31 December 2011
Neither past due nor impaired	32,494	330,727	41,448	146,655	518,830	11,121
Past due but not impaired	15	12,742	1,093	2,509	16,344	—
Impaired – no provision required	6	1,364	1,604	3,544	6,512	—
– provision held	105	6,701	2,940	44,116	53,757	—
Gross	32,620	351,534	47,085	196,824	595,443	11,121
Allowance for impairment losses	(14)	(2,731)	(1,848)	(23,139)	(27,718)	—
Fair value adjustments	—				(2,087)	—
Net balance sheet carrying value	32,606				565,638	11,121
At 31 December 2010
Neither past due nor impaired	30,259	339,509	45,058	159,274	543,841	12,545
Past due but not impaired	—	13,215	1,289	3,427	17,931	—
Impaired – no provision required	—	2,189	433	5,313	7,935	—
– provision held	20	5,591	5,149	45,931	56,671	—
Gross	30,279	360,504	51,929	213,945	626,378	12,545
Allowance for impairment losses	(20)	(2,073)	(2,587)	(24,975)	(29,635)	—
Fair value adjustments	13				(4,146)	—
Net balance sheet carrying value	30,272				592,597	12,545

The criteria that the Group uses to determine that there is objective evidence of an impairment loss are disclosed in note 2(H). All impaired loans which exceed certain thresholds, principally within the Group’s Wholesale division, are individually assessed for impairment by reviewing expected future cash flows including those that could arise from the realisation of security. Included in loans and receivables are advances which are individually determined to be impaired with a gross amount before impairment allowances of £48,142 million (31 December 2010: £51,608 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

The table below sets out the reconciliation of the allowance for impairment losses of £18,732 million (31 December 2010: £18,373 million) shown in note 25 to the allowance for impairment losses on a combined businesses basis of £27,718 million (31 December 2010: £29,635 million) shown above:

	2011	2010
	£m	£m
Allowance for impairment losses on loans and advances to customers	18,732	18,373
HBOS allowance at 16 January 2009[1]	11,147	11,147
HBOS charge covered by fair value adjustments[2]	10,474	8,823
Amounts subsequently written off	(13,083)	(9,136)
	8,538	10,834
Foreign exchange and other movements	448	428
Allowance for impairment losses on loans and advances to customers on a combined businesses basis	27,718	29,635

[1]	Comprises an allowance held at 31 December 2008 of £10,693 million and a charge for the period from 1 January 2009 to 16 January 2009 of £454 million.

[2]

This represents the element of the charge on loans and advances to customers in HBOS’s results that was included within the Group’s fair value adjustments in respect of the acquisition of HBOS on 16 January 2009.

LOANS AND ADVANCES WHICH ARE NEITHER PAST DUE NOR IMPAIRED

						Loans and advances designated at fair value through profit or loss £m

	Loans and advances to banks £m
		Loans and advances to customers
		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m
At 31 December 2011
Good quality	32,141	323,060	29,123	71,907		11,065
Satisfactory quality	171	5,432	9,747	42,311		45
Lower quality	9	970	1,127	24,676		11
Below standard, but not impaired	173	1,265	1,451	7,761		—
Total loans and advances which are neither past due nor impaired	32,494	330,727	41,448	146,655	518,830	11,121
At 31 December 2010
Good quality	29,835	332,614	30,076	57,552		12,220
Satisfactory quality	265	5,259	11,084	42,906		163
Lower quality	16	834	1,170	45,750		83
Below standard, but not impaired	143	802	2,728	13,066		79
Total loans and advances which are neither past due nor impaired	30,259	339,509	45,058	159,274	543,841	12,545

The definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and wholesale are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Wholesale lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models. Further information about the Group’s internal probabilities of default rating models can be found on pages 87 to 88.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

LOANS AND ADVANCES WHICH ARE PAST DUE BUT NOT IMPAIRED

						Loans and advances designated at fair value through profit or loss £m

	Loans and advances to banks £m
		Loans and advances to customers
		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m
At 31 December 2011
0-30 days	1	5,989	868	1,163	8,020	—
30-60 days	9	2,618	195	481	3,294	—
60-90 days	4	1,833	25	260	2,118	—
90-180 days	—	2,302	4	159	2,465	—
Over 180 days	1	—	1	446	447	—
Total loans and advances which are past due but not impaired	15	12,742	1,093	2,509	16,344	—
At 31 December 2010
0-30 days	—	6,498	1,004	1,331	8,833	—
30-60 days	—	2,674	246	498	3,418	—
60-90 days	—	1,811	29	394	2,234	—
90-180 days	—	2,223	10	337	2,570	—
Over 180 days	—	9	—	867	876	—
Total loans and advances which are past due but not impaired	—	13,215	1,289	3,427	17,931	—

A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

DEBT SECURITIES CLASSIFIED AS LOANS AND RECEIVABLES

An analysis by credit rating of the Group’s debt securities classified as loans and receivables is provided below:

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2011
Asset-backed securities:
Mortgage-backed securities	2,008	2,326	1,423	1,024	369	29	7,179
Other asset-backed securities	3,585	430	374	237	403	1	5,030
	5,593	2,756	1,797	1,261	772	30	12,209
Corporate and other debt securities	150	—	67	—	—	320	537
Gross exposure	5,743	2,756	1,864	1,261	772	350	12,746
Allowance for impairment losses							(276)
Total debt securities classified as loans and receivables							12,470
At 31 December 2010	.
Asset-backed securities:
Mortgage-backed securities	6,524	2,856	1,057	840	222	151	11,650
Other asset-backed securities	7,535	2,514	1,377	475	823	103	12,827
	14,059	5,370	2,434	1,315	1,045	254	24,477
Corporate and other debt securities	163	164	459	106	166	758	1,816
Gross exposure	14,222	5,534	2,893	1,421	1,211	1,012	26,293
Allowance for impairment losses							(558)
Total debt securities classified as loans and receivables							25,735

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

AVAILABLE-FOR-SALE FINANCIAL ASSETS (EXCLUDING EQUITY SHARES)
An analysis of the Group’s available-for-sale financial assets is included in note 26. The credit quality of the Group’s available-for-sale financial assets (excluding equity shares) is set out below:

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2011
Debt securities:
Government securities	19,051	6,179	—	—	—	6	25,236
Other public sector securities	—	—	—	—	—	27	27
Bank and building society certificates of deposit	81	177	71	37	—	—	366
Asset-backed securities:
Mortgage-backed securities	626	491	398	185	103	—	1,803
Other asset-backed securities	399	299	224	34	90	18	1,064
	1,025	790	622	219	193	18	2,867
Corporate and other debt securities	1,609	856	2,351	341	—	88	5,245
Total debt securities	21,766	8,002	3,044	597	193	139	33,741
Treasury bills and other bills	1,717	—	10	—	—	—	1,727
Total held as available-for-sale financial assets	23,483	8,002	3,054	597	193	139	35,468
At 31 December 2010
Debt securities:
Government securities	12,462	78	—	—	—	12	12,552
Other public sector securities	—	—	—	—	—	29	29
Bank and building society certificates of deposit	—	225	162	20	—	—	407
Asset-backed securities:
Mortgage-backed securities	2,809	673	601	202	8	—	4,293
Other asset-backed securities	3,625	781	395	115	79	224	5,219
	6,434	1,454	996	317	87	224	9,512
Corporate and other debt securities	1,135	4,824	5,150	913	42	68	12,132
Total debt securities	20,031	6,581	6,308	1,250	129	333	34,632
Treasury bills and other bills	4,439	—	1,629	—	—	—	6,068
Total held as available-for-sale financial assets	24,470	6,581	7,937	1,250	129	333	40,700

HELD-TO-MATURITY INVESTMENTS

An analysis of the credit quality of the Group’s held-to-maturity investments is provided below:

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2011
Government securities	6,319	1,779	—	—	—	—	8,098
At 31 December 2010
Government securities	7,905	—	—	—	—	—	7,905

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

DEBT SECURITIES, TREASURY AND OTHER BILLS HELD AT FAIR VALUE THROUGH PROFIT OR LOSS

An analysis of the Group’s trading and other financial assets at fair value through profit or loss is included in note 18. The credit quality of the Group’s debt securities, treasury and other bills held at fair value through profit or loss is set out below:

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2011
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	1,994	6	—	—	—	—	2,000
Bank and building society certificates of deposit	—	1,147	1,574	142	—	—	2,863
Asset-backed securities:
Mortgage-backed securities	63	34	1	—	1	—	99
Other asset-backed securities	19	151	52	—	—	—	222
	82	185	53	—	1	—	321
Corporate and other debt securities	304	141	312	489	151	179	1,576
Total debt securities held as trading assets	2,380	1,479	1,939	631	152	179	6,760
Treasury bills and other bills	224	75	—	—	—	—	299
Total held as trading assets	2,604	1,554	1,939	631	152	179	7,059
Other assets held at fair value through profit or loss:
Government securities	17,667	1,027	950	642	644	437	21,367
Other public sector securities	908	170	35	59	11	—	1,183
Bank and building society certificates of deposit	—	330	55	—	—	—	385
Asset-backed securities:
Mortgage-backed securities	194	45	255	116	—	2	612
Other asset-backed securities	320	198	794	383	53	16	1,764
	514	243	1,049	499	53	18	2,376
Corporate and other debt securities	3,415	2,111	6,197	5,195	1,199	2,165	20,282
Total other assets held at fair value through profit or loss	22,504	3,881	8,286	6,395	1,907	2,620	45,593
Total held at fair value through profit or loss	25,108	5,435	10,225	7,026	2,059	2,799	52,652

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2010
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	651	888	—	84	—	—	1,623
Bank and building society certificates of deposit	—	3,086	506	100	—	—	3,692
Other asset-backed securities	191	633	196	—	—	—	1,020
Corporate and other debt securities	1,205	1,209	1,839	183	13	470	4,919
Total debt securities held as trading assets	2,047	5,816	2,541	367	13	470	11,254
Treasury bills and other bills	219	8	—	—	—	—	227
Total held as trading assets	2,266	5,824	2,541	367	13	470	11,481
Other assets held at fair value through profit or loss:
Government securities	20,509	1,113	408	33	6	148	22,217
Other public sector securities	778	62	68	2	—	9	919
Bank and building society certificates of deposit	52	107	447	—	—	—	606
Asset-backed securities:
Mortgage-backed securities	259	68	48	23	—	24	422
Other asset-backed securities	298	372	458	384	70	10	1,592
	557	440	506	407	70	34	2,014
Corporate and other debt securities	3,870	1,619	4,397	3,269	1,275	1,760	16,190
Total other assets held at fair value through profit or loss	25,766	3,341	5,826	3,711	1,351	1,951	41,946
Total held at fair value through profit or loss	28,032	9,165	8,367	4,078	1,364	2,421	53,427

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

Credit risk in respect of trading and other financial assets at fair value through profit or loss held within the Group’s unit-linked funds is borne by the policyholders and credit risk in respect of With Profits funds is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back those contract liabilities.

DERIVATIVE ASSETS

An analysis of derivative assets is given in note 19. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Group’s maximum credit risk relating to derivative assets of £19,395 million (2010: £19,037 million), cash collateral of £5,269 million (2010: £1,429 million) was held and a further £7,875 million was due from OECD banks (2010: £8,385 million).

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2011
Trading and other	313	25,268	14,474	6,612	3,588	2,908	53,163
Hedging	35	8,718	3,237	786	9	65	12,850
Total derivative financial instruments	348	33,986	17,711	7,398	3,597	2,973	66,013
At 31 December 2010
Trading and other	157	18,161	13,486	1,006	86	10,475	43,371
Hedging	57	1,992	4,368	46	—	943	7,406
Total derivative financial instruments	214	20,153	17,854	1,052	86	11,418	50,777

ASSETS ARISING FROM REINSURANCE CONTRACTS HELD

Of the assets arising from reinsurance contracts held at 31 December 2011 of £2,534 million (2010: £2,146 million), £842 million (2010: £671 million) were due from insurers with a credit rating of AA or above.

FINANCIAL GUARANTEES AND IRREVOCABLE LOAN COMMITMENTS

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

C. COLLATERAL HELD AS SECURITY FOR FINANCIAL ASSETS

A general description of collateral held as security in respect of financial instruments is provided on pages 89 and 90. The Group holds collateral against loans and receivables and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for trading and other financial assets at fair value through profit or loss and for derivative assets is also shown below.

LOANS AND RECEIVABLES

The disclosures below are produced under the combined businesses approach used for the Group’s segmental reporting. The Group believes that, for reporting periods immediately following the significant acquisition of HBOS in 2009, its combined businesses basis, which includes the allowance for loan losses at the date of acquisition on a gross basis, more fairly reflects the underlying provisioning status of the loans.

The Group holds collateral in respect of loans and advances to banks and customers as set out below. The Group does not hold collateral against debt securities, comprising asset-backed securities and corporate and other debt securities, which are classified as loans and receivables.

LOANS AND ADVANCES TO BANKS

The Group may require collateral before entering into a credit commitment with another bank, depending on the type of financial product and the counterparty involved, and netting arrangements are obtained whenever possible and to the extent that such agreements are legally enforceable. Collateral is held as part of reverse repurchase or securities borrowing transactions.

There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £508 million (2010: £4,185 million), against which the Group held collateral with a fair value of £511 million (2010: £3,909 million), all of which the Group is able to repledge. Included in these amounts in 2010 are collateral balances in the form of cash provided in respect of reverse repurchase agreements amounting to £4 million.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

LOANS AND ADVANCES TO CUSTOMERS

The Group holds collateral against loans and advances to customers in the form of mortgages over residential and commercial real estate, charges over business assets such as premises, inventory and accounts receivable, charges over financial instruments such as debt securities and equities, and guarantees received from third parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

Retail lending

MORTGAGES

An analysis by loan-to-value ratio of the Group’s residential mortgage lending is provided below. The value of collateral used in determining the loan-to-value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices, after making allowance for indexation error and dilapidations.

	Neither past due nor impaired £m	Past due but not impaired £m	Impaired £m	Gross £m
At 31 December 2011
Less than 70 per cent	137,224	3,203	1,420	141,847
70 per cent to 80 per cent	60,236	1,894	843	62,973
80 per cent to 90 per cent	53,113	2,250	1,103	56,466
90 per cent to 100 per cent	40,236	2,182	1,196	43,614
Greater than 100 per cent	39,918	3,213	3,503	46,634
Total	330,727	12,742	8,065	351,534

	Neither past due nor impaired £m	Past due but not impaired £m	Impaired £m	Gross £m
At 31 December 2010
Less than 70 per cent	140,267	3,191	1,376	144,834
70 per cent to 80 per cent	57,979	1,869	787	60,635
80 per cent to 90 per cent	53,732	2,381	1,138	57,251
90 per cent to 100 per cent	43,263	2,413	1,359	47,035
Greater than 100 per cent	44,268	3,361	3,120	50,749
Total	339,509	13,215	7,780	360,504

OTHER

No collateral is held in respect of retail credit cards or overdrafts, or unsecured personal loans. For non-mortgage retail lending to small businesses, collateral will often include second charges over residential property and the assignment of life cover.

The majority of non-mortgage retail lending is unsecured. At 31 December 2011, total non-mortgage lending amounted to £47,085 million (2010: £51,929 million), against which the Group held an impairment allowance of £1,848 million (2010: £2,587 million). Gross impaired non-mortgage lending amounted to £4,544 million (2010: £5,582 million). The fair value of the collateral held in respect of this lending was £43 million (2010: £40 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation and the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Unimpaired non-mortgage retail lending amounted to £42,541 million (2010: £46,347 million). Lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.

The Group credit risk disclosures for unimpaired non-mortgage retail lending report assets gross of collateral and therefore disclose the maximum loss exposure. The Group believes that this approach is appropriate. The value of collateral is reassessed if there is observable evidence of distress of the borrower. Unimpaired non-mortgage retail lending, including any associated collateral, is managed on a customer-by-customer basis rather than a portfolio basis. No aggregated collateral information for the entire unimpaired non-mortgage retail lending portfolio is provided to key management personnel.

Wholesale lending

REVERSE REPURCHASE TRANSACTIONS

There were reverse repurchase agreements which are accounted for as collateralised loans with a carrying value of £16,835 million (2010: £3,096 million), against which the Group held collateral with a fair value of £16,936 million (2010: £2,987 million), all of which the Group is able to repledge. Included in these amounts are collateral balances in the form of cash provided in respect of reverse repurchase agreements amounting to £34 million (2010: £42 million). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

IMPAIRED LENDING

The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.

At 31 December 2011, total wholesale lending amounted to £196,824 million (2010: £213,945 million), against which the Group held an impairment allowance of £23,139 million (2010: £24,975 million). Gross impaired wholesale lending amounted to £47,660 million (2010: £51,244 million). The fair value of the collateral held in respect of impaired wholesale lending which is secured was £13,977 million (2010: £14,520 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured wholesale lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

Impaired secured wholesale lending and associated collateral relates to lending to property companies and to customers in the financial, business and other services; transport, distribution and hotels; and construction industries.

UNIMPAIRED LENDING

Wholesale unimpaired lending amounted to £149,164 million (2010: £162,701 million). Wholesale lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination. The types of collateral taken and the frequency with which collateral is required at origination is dependent upon the size and structure of the borrower. For exposures to corporate customers and other large institutions, the Group will often require the collateral to include a first charge over land and buildings owned and occupied by the business, a mortgagee debenture over the company’s undertaking and one or more of its assets, and keyman insurance. The Group maintains policies setting out acceptable collateral, maximum loan-to-value ratios and other criteria to be considered when reviewing a loan application. The decision as to whether or not collateral is required will be based upon the nature of the transaction and the credit worthiness of the customer. Other than for project finance, object finance and income producing real estate where charges over the subject assets are a basic requirement, the provision of collateral will not determine the outcome of a credit application. The fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay debt.

The extent to which collateral values are actively managed will depend on the credit quality and other circumstances of the obligor. Although lending decisions are predominantly based on expected cash flows, any collateral provided may impact the pricing and other terms of a loan or facility granted; this will have a financial impact on the amount of net interest income recognised and on internal loss-given-default estimates that contribute to the determination of asset quality.

For unimpaired wholesale lending which is secured the Group reports assets gross of collateral and therefore discloses the maximum loss exposure. The Group believes that this approach is appropriate as collateral values at origination and during a period of good performance may not be representative of the value of collateral if the obligor enters a distressed state.

Unimpaired secured wholesale lending is predominantly managed on a cash flow basis. On occasion, it may include an assessment of underlying collateral, although, for impaired lending, this will not always involve assessing it on a fair value basis. No aggregated collateral information for the entire unimpaired secured wholesale lending portfolio is provided to key management personnel.

TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (EXCLUDING EQUITY SHARES)

In respect of trading and other financial assets at fair value through profit or loss, the fair value of collateral accepted under reverse repurchase transactions which are accounted for as collateralised loans that the Group is permitted by contract or custom to sell or repledge was £15,765 million (2010: £14,299 million). Of this, £3,740 million was sold or repledged (2010: £3,161 million).

In addition, securities held as collateral in the form of stock borrowed amounted to £10,438 million (2010: £72,224 million). Of this amount, £5,308 million (2010: £52,393 million) had been resold or repledged as collateral for the Group’s own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

DERIVATIVE ASSETS, AFTER OFFSETTING OF AMOUNTS UNDER MASTER NETTING ARRANGEMENTS

The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £19,395 million (2010: £19,037 million), cash collateral of £5,269 million (2010: £1,429 million) was held.

IRREVOCABLE LOAN COMMITMENTS AND OTHER CREDIT-RELATED CONTINGENCIES

At 31 December 2011, the Group held irrevocable loan commitments and other credit-related contingencies of £57,329 million (2010: £67,809 million). Collateral is held as security, in the event that lending is drawn down, on £13,279 million (2010: £13,011 million) of these balances.

Lending decisions in respect of irrevocable loan commitments are based on the obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. For wholesale commitments, it is the Group’s practice to request collateral whose value is commensurate with the nature of the commitment. For retail mortgage commitments, the majority are for mortgages with a loan-to-value ratio of less than 100 per cent. Aggregated collateral information covering the entire balance of irrevocable loan commitments over which security will be taken is not provided to key management personnel.

D. COLLATERAL PLEDGED AS SECURITY

REPO AND STOCK LENDING TRANSACTIONS

The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.

The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowings, where the secured party is permitted by contract or custom to repledge was £39,679 million (2010: £53,781 million). In addition, the following financial assets on the balance sheet have been pledged as collateral as part of securities lending transactions:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

ASSETS PLEDGED

	2011 £m	2010 £m

Trading and other financial assets at fair value through profit or loss	3,102	4,289
Loans and advances to customers	37,926	102,151
Debt securities classified as loans and receivables	398	4,324
Available-for-sale financial assets	1,618	13,375

	43,044	124,139

In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in notes 22 and 23.

E. COLLATERAL REPOSSESSED

	2011 £m	2010 £m

Residential property	968	1,046
Other	13	32

	981	1,078

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

F. TREATMENT OF CUSTOMERS EXPERIENCING FINANCIAL DIFFICULTY

The Group operates a number of schemes to assist borrowers who are experiencing financial difficulties. Details of the material elements of these schemes are set out below and in the Risk Management report on pages 90 to 92.

RETAIL CUSTOMERS

The Group classifies the treatments offered to customers who have experienced financial difficulty into the following categories:

–

Forbearance: a temporary account change to assist customers through periods of financial difficulty where arrears do not accrue at the original contractual payments, for example capital payment breaks and payment assistance breaks. Any arrears existing at the commencement of the arrangement are retained.

–	Financial distress assistance: an arrangement for customers in financial distress where arrears accrue at the contractual payment, for example short-term arrangements to pay and term extensions.

–	Repair: an account change used to repair a customer’s position when they have emerged from financial difficulty, for example capitalisation of arrears.

TREATMENTS OFFERED TO UK RETAIL SECURED CUSTOMERS IN FINANCIAL DIFFICULTY

Forbearance – Capital payment break

These allow customers who are currently on a capital and interest repayment basis to temporarily transfer their loan onto an interest only basis in order to reduce their contractual monthly payment and help them through their period of financial difficulty. During this period, the Group regularly reviews the customer’s situation and works with them to try to restore their position and return them to a full capital and interest repayment basis. Prior to allowing the transfer, the Group undertakes a full financial review to confirm the customer’s financial difficulty and ability to maintain the revised level of payment. The transfers are initially for twelve months and are limited to a maximum of three years during the lifetime of the mortgage.

Commensurate with the aim of this activity (i.e. to manage customers through their temporary financial difficulty) during the capital payment break arrears accrue based on the temporary interest only contractual monthly payment. On expiry of the break, the customer is transferred back onto capital and interest repayment terms, with the outstanding balance recovered across the remaining term of the original loan.

Forbearance – Payment assistance break

These agreements allow customers to suspend monthly payments for a limited period in order to address short-term financial difficulties. This treatment is only available as a forbearance tool to customers who are less than one monthly payment in arrears and for a maximum period of three months during the term of the mortgage.

Arrears do not accrue during the break. The contractual monthly payment is recalculated at the end of the break to take account of missed interest and, if appropriate, capital payments.

Financial distress – Term extension

These allow customers to permanently extend their mortgage term in order to reduce their contractual monthly payment. Term extensions are rarely granted to customers in financial distress as the focus is on minimising the longer term impact on the customer. The maximum term for the extension is aligned to the overall standard term limits for mortgages and, in general, the mortgage must be up to date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

The contractual monthly payment is reset when the term extension is implemented and any subsequent arrears will accrue based on this revised payment.

Financial distress – Arrangement to pay

Customers who are experiencing short-term financial difficulties may reach agreement with the Group to pay an amount differing from their normal contractual monthly payment for a specified period of time. This is agreed with the customer as being affordable and practical based on their individual circumstances. Arrangements to pay less than the contractual monthly payment can be granted for up to three months after which the customer’s circumstances will be reviewed.

During the arrangement period, there is no clearing down of arrears such that, unless the customer is paying more than their contractual monthly payment, arrears balances will remain and the loan will continue to be reported as impaired or past due. When customers come to the end of their arrangement period they will continue to be managed as a mainstream collections case, if still in arrears.

Repair – Capitalisation of arrears

Once customers have evidenced recovery from financial difficulty and re-established a strong payment record, this treatment allows the repair of the customer’s financial position through the permanent capitalisation of arrears. Customers must demonstrate that they can meet the contractual terms of their loan by making six consecutive contractual monthly payments and must give their permission for the capitalisation. Arrears may not be capitalised more than twice in a five year period.

The contractual monthly payment is reset when the capitalisation is implemented to enable repayment over the original term. Any subsequent arrears will accrue based on this revised payment.

CUSTOMERS RECEIVING SUPPORT FROM UK GOVERNMENT SPONSORED PROGRAMMES

The Group participates in a number of UK Government sponsored programmes designed to support households, which are described on pages 90 and 91. Where these schemes provide borrowers with a state benefit that is used to service the loan, there is no change in the reported status of the loan which is managed and reported in accordance with its original terms.

The Group assesses whether a loan benefitting from a UK Government sponsored programme is impaired using the same accounting policies and practices as it does for loans not benefitting from such a programme. There is no direct impact on the impairment status of a loan benefitting from the Mortgage Rescue schemes, as these schemes involve the purchase, and eventual sale, of the property. The loans included within the Income Support for Mortgage Interest Scheme and the Homeowner Mortgage Support Scheme may be impaired, in accordance with the normal definition of impairment. An Income Support for Mortgage Interest customer’s account may become impaired if it was already in arrears prior to receipt of the benefit or if the benefit did not cover the monthly payment due. For Homeowner Mortgage Support Scheme, a customer must pay at least 30 per cent of the interest only payment and any difference between the payment received and the full monthly amount due will be classified as arrears, which over time may result in the account becoming impaired.

The Income Support for Mortgage Interest scheme remains the most successful of the Government backed schemes. It is the longest-running, is the most widely known and provides both the customer and the Group with an assurance as to the maintenance of at least two years’ worth of interest payments. The Group estimates that around £3 billion of its mortgage exposures are receiving this benefit. This includes those who are also receiving other treatments for financial difficulty.

The Group’s own UK retail secured schemes have also shown signs of success with over 86 per cent of customers who have accepted capital payment breaks having maintained or improved their arrears position over the twelve months after transfer. The Group believes that its mortgage payment arrangements continue to be an effective way to manage short-term affordability issues.

TREATMENTS OFFERED TO IRISH RETAIL SECURED CUSTOMERS IN FINANCIAL DIFFICULTY

While the treatments offered to mortgage customers in financial difficulty in the UK and in Ireland are broadly similar, the current period of economic distress in Ireland and resultant regulatory Code of Conduct on Mortgage Arrears have resulted in an environment of ongoing assistance to customers, with greater flexibility within policy as to the duration and frequency of treatments. Care is taken to keep customers informed of their position and their circumstances are regularly reviewed; at least every six months.

UK AND IRISH RETAIL SECURED LOANS AND ADVANCES

The amount of UK and Irish retail secured loans and advances subject to forbearance, financial distress and repair treatment at the year end is set out below:

	Total loans and advances receiving treatment		Impairment allowance as % of loans and advances receiving treatment

	2011 £m	2010 £m	2011%	2010%

Forbearance	4,028	4,424	2.7	1.6
Financial distress[1,2]	729	603	9.8	10.1
Repair[1]	1,772	3,719	6.7	3.7
Total UK and Irish retail secured loans and advances	339,121	348,433	0.8	0.6

[1]

Where the treatment involves a permanent change to the contractual basis of the customer’s account (i.e. capitalisation of arrears and term extensions), those commenced during the year and remaining as customers at the year end are shown.

[2]	The financial distress balances include arrangements to pay where the customer is paying less than the contractual payment and had such arrangements at the year end.

The loans analysed above comprise 1.9 per cent of the overall UK and Irish retail secured portfolios as at 31 December 2011 (2010: 2.5 per cent). At 31 December 2011, 10.9 per cent (2010: 8.7 per cent) of the balances receiving treatment were impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

COLLECTIVE IMPAIRMENT ASSESSMENT OF RETAIL SECURED LOANS SUBJECT TO FORBEARANCE AND SIMILAR TREATMENTS

Loans which have received forbearance or similar treatments are grouped with other assets with similar risk characteristics and assessed collectively for impairment as described below. The loans are not considered as impaired loans unless they meet the standard definitions.

The Group’s approach is to ensure that provisioning models, supported by management judgement, appropriately reflect the underlying loss risk of exposures. The Group uses sophisticated behavioural scoring to assess customers’ credit risk. The underlying behavioural scorecards consider many different characteristics of customer behaviour, both static and dynamic, from internal sources and also from credit bureaux data, including characteristics that may identify when a customer has been in arrears on products held with other firms. Hence, these models take a range of potential indicators of customer financial distress into account.

The performance of such models is monitored and challenged on an ongoing basis, in line with the Group’s model governance policies. The models are also regularly recalibrated to reflect up to date customer behaviour and market conditions. Specifically, regular detailed analysis of modelled provision outputs is undertaken to demonstrate that the risk of forbearance or other similar activities is recognised, that the outcome period adequately captures the risk and that the underlying risk is appropriately reflected. Where this is not the case, additional provisions are applied to capture the risk.

TREATMENTS OFFERED TO UK RETAIL UNSECURED CUSTOMERS IN FINANCIAL DIFFICULTY

Customers who are experiencing short-term financial difficulties may reach agreement with the Group to pay an amount differing from their normal contractual payment for a specified period of time. This is agreed with the customer as being affordable and practical based on their individual circumstances. The terms of the arrangements and qualifying criteria depend on the unsecured product and on the assessment of the customer’s ability to return to making normal payments.

UK RETAIL UNSECURED LOANS AND ADVANCES

UK retail unsecured loans and advances receiving forbearance and financial distress treatments at 31 December 2011 represent less than 2.5 per cent of the unsecured portfolios and, of that, over 90 per cent is already reported and provisioned for as impaired loans; in aggregate, impairment provisions as a percentage of impaired loans in collections represent 86.5 per cent.

COLLECTIVE IMPAIRMENT ASSESSMENT OF UK RETAIL UNSECURED LOANS AND ADVANCES SUBJECT TO FORBEARANCE AND SIMILAR TREATMENTS

Credit risk provisioning for the UK retail unsecured portfolio is undertaken on a purely collective basis. The approach used is based on segmented cash flow models, divided into two primary streams for loans judged to be impaired and those that are not. Accounts subject to repayment plan and collections refinance loans are among those considered to be impaired.

For exposures that are judged to be impaired, provisions are determined through modelling the expected cure rates, write-off propensity and cash flows. The segmentation is very granular with segments explicitly relating to repayment plans and refinance loans treatments. Payments of less than the monthly contractual amount are reflected in reduced cash flow forecasts when calculating the impairment allowance for these accounts.

The output of the models is monitored and challenged on an ongoing basis. The models are run monthly meaning that current market conditions and customer processes are reflected in the output. Where the risks identified are not captured in the underlying models, appropriate additional provisions are made.

WHOLESALE CUSTOMERS

Wholesale credit facilities are reviewed on a regular basis and more frequently where required. When financial stress is exhibited, the customer is typically transferred at an early stage to the specialist business support unit (BSU) and Customer Support teams. In order to support wholesale customers that encounter difficulties during the current economic downturn, the Group increased the size of its dedicated BSU to cover all its UK and International portfolios. The Group has detailed processes to identify customers in financial distress. These are designed to ensure that early warning signs are acted upon and the Group takes appropriate action and, where possible, works with each customer to try to resolve the issues, to restore the business to a financially viable position and to facilitate a business turnaround. The main types of forbearance for wholesale customers in financial distress are set out below.

TREATMENTS OFFERED TO WHOLESALE CUSTOMERS

Covenant resets and breach of covenant waivers

This consists of an agreement by the Group either to amend a clause in a loan agreement (or similar document) or to waive a breach of a clause, which will typically relate to a financial commitment linked to the credit quality of the customer. The identification of a covenant breach will usually occur through one of the following:

–	the processing of audited or management accounts;

–	contact from the customer during preparation of their compliance certificate;

–	the receipt of customer information from which covenant compliance is calculated; or

–	the receipt of a compliance certificate from a customer or agent.

A customer is not automatically classed as being in default as a result of a covenant breach, but an actual or projected breach will prompt a review of the customer’s circumstances and their facilities.

Extension of facilities outside of agreed terms

These allow customers to formally extend their facility term in order to reduce their contractual repayments or to improve their liquidity position. Term extensions are also granted as part of normal corporate activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

Capital repayment holidays

These allow customers who are currently on a capital and interest repayment basis to temporarily transfer their loan onto an interest-only basis in order to reduce their contractual repayments and help them through their period of financial difficulty. During this period, the Group regularly reviews the customer’s situation and works with them to try to restore their position and return them to a full capital and interest repayment basis.

Prior to allowing the transfer, the Group undertakes a full financial review to confirm the customer’s financial difficulty and ability to maintain the revised level of repayment. The aim of this activity is to manage customers through their temporary financial distress, and accordingly, on expiry of the break, the customer is transferred back onto capital and interest repayment terms, with the outstanding balance recovered across the remaining term of the original loan.

Debt for equity swaps

This type of forbearance involves the Group writing off debt, either partially or in whole, in exchange for equity in the company, usually in the form of ordinary shares, warrants, options or other equity instruments. The primary goals of debt for equity swaps are to reduce the debt service (capital and interest) burden on the borrower, to encourage early repayment of outstanding loans to the Group, to protect the value of the residual debt provided, and/or to benefit from any future growth in value of the borrower. Debt for equity swaps are typically used as a last resort.

Partial debt write off

An agreement to write off part of a contractual financial obligation in order to facilitate survival of a corporate entity on a going concern basis. Partial debt write-offs are typically used as a last resort.

G. LOANS RENEGOTIATED DURING THE YEAR

Loans and advances that were renegotiated during the year that would otherwise have been past due or impaired totalled £2,505 million at 31 December 2011 (2010: £5,475 million). Details of loans and advances renegotiated are provided below:

	Total loans and advances renegotiated during the year that would otherwise have been past due or impaired

	2011 £m	2010 £m

Capitalisation of arrears	1,677	2,804
Interest rate adjustment	28	337
Payment holidays	172	221
Interest capitalisation	269	10
Forbearance of principal	359	2,103

Total	2,505	5,475

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

H. CREDIT MARKET EXPOSURES

The Group’s credit market exposures primarily relate to asset-backed securities exposures held in Wholesale division. An analysis of the carrying value of these exposures, which are classified as loans and receivables (note 24), available-for-sale financial assets (note 26) or trading and other financial assets at fair value through profit or loss (note 18) depending on the nature of the investment, is set out below.

	Loans and receivables £m	Available-for-sale £m	Trading £m	Net exposure at 31 December 2011 £m	Net exposure at 31 December 2010 £m
Asset-backed securities
Mortgage-backed securities:
US residential	4,063	—	—	4,063	4,242
Non-US residential	1,837	1,189	99	3,125	7,898
Commercial	1,175	613	—	1,788	3,516
	7,075	1,802	99	8,976	15,656
Collateralised debt obligations
Collateralised loan obligations	915	195	52	1,162	4,686
Other	264	—	—	264	494
	1,179	195	52	1,426	5,180
Federal family education loan programme	3,380	146	—	3,526	7,777
Personal sector	145	366	—	511	3,967
Other asset-backed securities	314	322	20	656	1,035
Total uncovered asset-backed securities	12,093	2,831	171	15,095	33,615
Negative basis[1]	—	36	150	186	1,109
Total Wholesale asset-backed securities	12,093	2,867	321	15,281	34,724

Direct	9,067	1,317	321	10,705	22,296
Conduits (note 23)	3,026	1,550	—	4,576	12,428
Total Wholesale asset-backed securities	12,093	2,867	321	15,281	34,724

1          Negative basis means bonds held with separate matching credit default swap protection.

Exposures to monolines

At 31 December 2011, the Group had no direct exposure to sub-investment grade monolines on credit default swap (CDS) contracts. Its exposure to investment grade monolines through CDS contracts was £14 million (gross exposure: £168 million) and through wrapped loans and receivables was £178 million (gross exposure: £274 million).

The exposure to monolines arising from negative basis trades is calculated as the mark-to-market of the CDS protection purchased from the monoline insurer after credit valuation adjustments. The exposure to monolines on wrapped loans and receivables and bonds is the internal assessment of amounts that will be recovered on interest and principal shortfalls.

In addition, the Group has £1,550 million (2010: £1,985 million) of monoline wrapped bonds and £274 million (2010: £425 million) of monoline wrapped liquidity commitments on which the Group currently places no reliance on the guarantor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

An analysis of the Wholesale division’s asset-backed securities portfolio by credit rating is provided below.

	Net Exposure £m	AAA £m	AA £m	A £m	BBB £m	BB £m	B £m	Below B £m
Asset class
Mortgage-backed securities
US residential mortgage-backed securities:
Prime	777	175	393	97	100	12	—	—
Alt-A	3,286	1,144	781	633	651	77	—	—
Sub-prime	—	—	—	—	—	—	—	—
	4,063	1,319	1,174	730	751	89	—	—
Non-US residential mortgage-backed securities	3,125	1,318	935	399	309	164	—	—
Commercial mortgage-backed securities	1,788	273	604	648	199	64	—	—
	8,976	2,910	2,713	1,777	1,259	317	—	—
Collateralised debt obligations
Collateralised loan obligations	1,162	274	455	331	7	50	16	29
Other	264	1	1	—	111	151	—	—
	1,426	275	456	331	118	201	16	29
Federal family education loan programme	3,526	3,419	107	—	—	—	—	—
Personal sector	511	273	165	15	58	—	—	—
Other asset-backed securities	656	61	52	197	94	252	—	—
Total uncovered asset-backed securities	15,095	6,938	3,493	2,320	1,529	770	16	29
Negative basis[1]
Monolines	150	—	150	—	—	—	—	—
Banks	36	36	—	—	—	—	—	—
	186	36	150	—	—	—	—	—
Total at 31 December 2011	15,281	6,974	3,643	2,320	1,529	770	16	29
Total at 31 December 2010	34,724	20,805	7,310	3,713	1,764	763	147	222

1          The external credit rating is based on the bond ignoring the benefit of the CDS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

LIQUIDITY RISK

Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost. The Group carries out monthly stress testing of its liquidity position against a range of scenarios, including those prescribed by the FSA. The Group’s liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining contractual period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

MATURITIES OF ASSETS AND LIABILITIES

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2011
Assets
Cash and balances at central banks	60,420	296	6	—	—	60,722
Trading and other financial assets at fair value through profit or loss	10,508	6,791	2,919	7,968	111,324	139,510
Derivative financial instruments	2,327	1,719	3,699	20,498	37,770	66,013
Loans and advances to banks	22,976	3,261	2,241	3,671	457	32,606
Loans and advances to customers	68,983	10,146	31,056	105,808	349,645	565,638
Debt securities held as loans and receivables	98	—	8	689	11,675	12,470
Available-for-sale financial assets	1,389	1,247	712	6,348	27,710	37,406
Held-to-maturity investments	—	—	—	340	7,758	8,098
Other assets	5,273	532	841	448	40,989	48,083
Total assets	171,974	23,992	41,482	145,770	587,328	970,546
Liabilities
Deposits from banks	19,284	3,680	4,459	11,315	1,072	39,810
Customer deposits	324,702	15,995	33,518	38,067	1,624	413,906
Derivative financial instruments, trading and other financial liabilities at fair value through profit or loss	10,612	4,838	6,729	21,407	39,581	83,167
Debt securities in issue	31,285	22,158	29,137	55,350	47,129	185,059
Liabilities arising from insurance and investment contracts	11,723	1,786	5,568	19,971	89,879	128,927
Other liabilities	14,951	407	963	3,406	18,267	37,994
Subordinated liabilities	157	149	1,006	7,581	26,196	35,089
Total liabilities	412,714	49,013	81,380	157,097	223,748	923,952
At 31 December 2010
Assets
Cash and balances at central banks	37,737	70	308	—	—	38,115
Trading and other financial assets at fair value through profit or loss	7,579	9,541	8,948	6,192	123,931	156,191
Derivative financial instruments	2,889	1,691	3,860	17,492	24,845	50,777
Loans and advances to banks	22,520	2,754	2,550	1,529	919	30,272
Loans and advances to customers	58,392	10,549	28,193	114,102	381,361	592,597
Debt securities held as loans and receivables	57	250	374	2,941	22,113	25,735
Available-for-sale financial assets	2,745	5,503	3,535	12,761	18,411	42,955
Held-to-maturity investments	110	—	—	—	7,795	7,905
Other assets	4,920	585	1,140	604	40,642	47,891
Total assets	136,949	30,943	48,908	155,621	620,017	992,438
Liabilities
Deposits from banks	24,445	10,308	4,152	9,467	1,991	50,363
Customer deposits	311,899	14,557	30,790	33,802	2,585	393,633
Derivative financial instruments, trading and other financial liabilities at fair value through profit or loss	11,938	4,313	8,469	20,003	24,197	68,920
Debt securities in issue	24,151	39,243	46,629	67,190	51,653	228,866
Liabilities arising from insurance and investment contracts	15,425	1,550	5,337	20,174	90,249	132,735
Other liabilities	15,426	595	933	8,049	12,120	37,123
Subordinated liabilities	122	1,294	1,317	9,049	24,450	36,232
Total liabilities	403,406	71,860	97,627	167,734	207,245	947,872

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

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

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2011
Deposits from banks	19,504	4,368	5,517	10,469	1,292	41,150
Customer deposits	322,752	16,253	33,558	41,398	1,816	415,777
Trading and other financial liabilities at fair value through profit or loss	10,284	2,336	3,516	6,491	3,602	26,229
Debt securities in issue	34,801	27,173	26,040	74,735	32,855	195,604
Liabilities arising from non-participating investment contracts	27,429	—	—	—	22,207	49,636
Subordinated liabilities	284	392	3,538	17,296	33,604	55,114
Total non-derivative financial liabilities	415,054	50,522	72,169	150,389	95,376	783,510
Derivative financial liabilities:
Gross settled derivatives – outflows	28,830	4,610	6,700	26,496	17,893	84,529
Gross settled derivatives – inflows	(2,258)	(2,911)	(5,655)	(21,243)	(13,835)	(45,902)
Gross settled derivatives – net flows	26,572	1,699	1,045	5,253	4,058	38,627
Net settled derivatives liabilities	20,339	179	1,071	2,684	863	25,136
Total derivative financial liabilities	46,911	1,878	2,116	7,937	4,921	63,763
At 31 December 2010
Deposits from banks	24,911	11,804	4,301	10,557	922	52,495
Customer deposits	306,469	15,031	32,626	38,529	3,019	395,674
Trading and other financial liabilities at fair value through profit or loss	11,293	2,218	5,125	5,544	3,632	27,812
Debt securities in issue	31,234	41,143	52,582	91,893	35,201	252,053
Liabilities arising from non-participating investment contracts	12,944	91	265	1,743	36,320	51,363
Subordinated liabilities	—	1,107	4,615	17,702	35,067	58,491
Total non-derivative financial liabilities	386,851	71,394	99,514	165,968	114,161	837,888
Derivative financial liabilities:
Gross settled derivatives – outflows	26,069	14,832	8,942	65,734	42,410	157,987
Gross settled derivatives – inflows	(10,442)	(14,978)	(9,270)	(66,232)	(41,815)	(142,737)
Gross settled derivatives – net flows	15,627	(146)	(328)	(498)	595	15,250
Net settled derivatives liabilities	2,492	2,066	5,797	11,576	3,331	25,262
Total derivative financial liabilities	18,119	1,920	5,469	11,078	3,926	40,512

In addition, the Group has a maximum credit risk exposure of £10,831 million (2010: £22,975 million) in respect of financial guarantees.

The majority of the Group’s non-participating investment contract liabilities are unit-linked. These unit-linked products are invested in accordance with unit fund mandates. Clauses are included in policyholder contracts to permit the deferral of sales, where necessary, so that linked assets can be realised without being a forced seller.

The principal amount for undated subordinated liabilities with no redemption option is included within the over five years column; interest of approximately £187 million (2010: £448 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond five years.

Further information on the Group’s liquidity exposures is provided on pages 70 to 76.

Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2011	748	1,724	5,257	18,132	53,130	78,991
At 31 December 2010	2,481	1,459	5,072	18,431	53,286	80,729

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FINANCIAL RISK MANAGEMENT continued

The following tables set out the amounts and residual maturities of Lloyds Banking Group’s off balance sheet contingent liabilities and commitments.

	Within	1-3	3-5	Over 5
	1 year	years	years	years	Total
	£m	£m	£m	£m	£m
At 31 December 2011
Acceptances and endorsements	81	—	—	—	81
Other contingent liabilities	1,514	1,092	426	757	3,789
Total contingent liabilities	1,595	1,092	426	757	3,870
Lending commitments	71,216	13,999	17,380	2,287	104,882
Other commitments	701	—	—	—	701
Total commitments	71,917	13,999	17,380	2,287	105,583
Total contingents and commitments	73,512	15,091	17,806	3,044	109,453

	Within	1-3	3-5	Over 5
	1 year	years	years	years	Total
	£m	£m	£m	£m	£m
At 31 December 2010
Acceptances and endorsements	48	—	—	—	48
Other contingent liabilities	1,897	1,248	269	717	4,131
Total contingent liabilities	1,945	1,248	269	717	4,179
Lending commitments	76,456	22,537	13,424	3,739	116,156
Other commitments	1,038	61	—	43	1,142
Total commitments	77,494	22,598	13,424	3,782	117,298
Total contingents and commitments	79,439	23,846	13,693	4,499	121,477

CAPITAL RISK

Capital risk is defined as the risk of the Group having a sub-optimal amount or quality of capital or that capital is inefficiently deployed across the Group.

Capital risk appetite is set by the Board and reported through various metrics that enable the Group to manage capital constraints and market expectations. The Group Chief Executive, assisted by the Group Asset and Liability Committee, regularly reviews performance against risk appetite. A key metric is the Group’s core tier1 capital ratio which the Group currently aims to maintain prudently in excess of 10 per cent.

The Group maintains its own buffer to ensure that the regulatory minimum requirements and regulatory targets and buffers are met at all times.

Additionally an extensive series of stress analyses is undertaken during the year to determine the adequacy of the Group’s capital resources against the FSA minimum requirements in severe economic conditions.

INSURANCE RISK

Insurance risk is the risk of reductions in earnings, capital and/or value, through financial or reputational loss, due to fluctuations in the timing, frequency and severity of insured/underwritten events and to fluctuations in the timing and amount of claim settlements. This includes fluctuations in profits due to customer behaviour.

The Group’s appetite for solvency and earnings in insurance entities is reviewed and approved annually by the Board. Insurance risks are measured using a variety of techniques including stress and scenario testing, and, where appropriate, stochastic modelling. Ongoing monitoring is in place to track the progression of insurance risks. This normally involves monitoring relevant experiences against expectations, as well as evaluating the effectiveness of controls put in place to manage insurance risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: CONSOLIDATED CASH FLOW STATEMENT

(A) CHANGE IN OPERATING ASSETS

	2011 £m	2010 £m	2009 £m
Change in loans and receivables	39,361	40,101	50,935
Change in derivative financial instruments, trading and other financial assets
at fair value through profit or loss	5,867	(7,378)	12,063
Change in other operating assets	(1,131)	(863)	(1,056)
Change in operating assets	44,097	31,860	61,942

(B) CHANGE IN OPERATING LIABILITIES

	2011 £m	2010 £m	2009 £m
Change in deposits from banks	(10,480)	(32,162)	(71,267)
Change in customer deposits	20,283	(13,249)	11,474
Change in debt securities in issue	(43,893)	(5,655)	(26,578)
Change in derivative financial instruments, trading and other liabilities
at fair value through profit or loss	14,249	160	(27,037)
Change in investment contract liabilities	793	8,161	5,415
Change in other operating liabilities	(139)	(2,938)	2,066
Change in operating liabilities	(19,187)	(45,683)	(105,927)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: CONSOLIDATED CASH FLOW STATEMENT continued

(C) NON-CASH AND OTHER ITEMS

	2011 £m	2010 £m	2009 £m
Depreciation and amortisation	2,175	2,432	2,560
Impairment of tangible fixed assets	65	202	—
Revaluation of investment properties	107	(434)	214
Allowance for loan losses	8,069	10,771	16,028
Write-off of allowance for loan losses	(7,405)	(6,909)	(4,090)
Impairment of available-for-sale financial assets	80	106	602
Impairment of goodwill	—	—	240
Change in insurance contract liabilities	(2,081)	4,021	5,986
Customer goodwill payments provision	—	500	—
Payment protection insurance provision	—	3,200	—
German insurance business litigation provision	175	—	—
Other provision movements	(294)	49	95
Net charge (credit) in respect of defined benefit schemes	199	(455)	529
Gain on acquisition	—	—	(11,173)
Impact of consolidation and deconsolidation of OEICs[1]	(6,094)	(878)	(660)
Unwind of discount on impairment allowances	(226)	(403)	(446)
Foreign exchange impact on balance sheet[2]	302	(1,159)	156
Gains on capital instruments within other income[3]	(599)	(423)	(1,498)
Interest expense on subordinated liabilities	2,155	3,619	2,550
(Profit) loss on disposal of businesses	21	314	—
Other non-cash items	1,186	472	(340)
Total non-cash items	(2,165)	15,025	10,753
Contributions to defined benefit schemes	(838)	(653)	(1,867)
Payments in respect of customer goodwill payments provision	(497)	—	—
Payments in respect of payment protection insurance provision	(1,045)	—	—
Other	6	1	21
Total other items	(2,374)	(652)	(1,846)
Non-cash and other items	(4,539)	14,373	8,907

1

These OEICs (Open-ended investment companies) are mutual funds which are consolidated if the Group manages the funds and has a majority beneficial interest. The population of OEICs to be consolidated varies at each reporting date as external investors acquire and divest holdings in the various funds. The consolidation of these funds is effected by the inclusion of the fund investments and a matching liability to the unitholders; and changes in funds consolidated represent a non-cash movement on the balance sheet.

2	When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.

3	A number of capital transactions entered into by the Group in 2009, 2010 and 2011 involved the exchange of existing securities for new issues and as a result there was no related cash flow.

(D) ANALYSIS OF CASH AND CASH EQUIVALENTS AS SHOWN IN THE BALANCE SHEET

	2011 £m	2010 £m	2009 £m
Cash and balances at central banks	60,722	38,115	38,994
Less: mandatory reserve deposits[1]	(1,070)	(1,089)	(728)
	59,652	37,026	38,266
Loans and advances to banks	32,606	30,272	35,361
Less: amounts with a maturity of three months or more	(6,369)	(4,998)	(7,937)
	26,237	25,274	27,424
Total cash and cash equivalents	85,889	62,300	65,690

1	Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents at 31 December 2011 is £21,601 million (2010: £14,694 million;2009:£13,323 million) held within the Group’s life funds, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: CONSOLIDATED CASH FLOW STATEMENT continued

(E) ACQUISITION OF GROUP UNDERTAKINGS AND BUSINESSES

	2011 £m	2010 £m	2009 £m
Net assets of HBOS acquired (note 14)	—	—	18,960
Satisfied by:
Issue of shares	—	—	(7,651)
Gain on acquisition	—	—	(11,173)
Cash and cash equivalents acquired, net of acquisition costs	—	—	16,341
	—	—	(2,483)
Net cash inflow arising from acquisition of HBOS	—	—	16,477
Acquisition of and additional investment in joint ventures	(10)	(65)	(215)
Net cash (outflow) inflow arising from acquisitions in the year	(10)	(65)	16,262
Payments to former members of Scottish Widows Fund and Life Assurance Society acquired
during 2000	(3)	(8)	(35)
Net cash (outflow) inflow	(13)	(73)	16,227

(F) DISPOSAL AND CLOSURE OF GROUP UNDERTAKINGS AND BUSINESSES

	2011 £m	2010 £m	2009 £m
Intangible assets	—	—	170
Other net assets and liabilities	319	742	241
	319	742	411
Loss on sale of businesses	(21)	(314)	—
Net cash inflow from disposals	298	428	411

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: FUTURE ACCOUNTING DEVELOPMENTS

The following pronouncements may have a significant effect on the Group’s financial statements but are not applicable for the year ending 31 December 2011 and have not been applied in preparing these financial statements. Save as disclosed, the full impact of these accounting changes is being assessed by the Group.

Pronouncement	Nature of change	IASB effective date
Amendments to IFRS 7 Financial Instruments: Disclosures – ‘Disclosures-Offsetting Financial Assets and Financial Liabilities’	Requires an entity to disclose information to enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on the entity’s balance sheet.	Annual and interim periods beginning on or after 1 January 2013.

IFRS 10 Consolidated Financial Statements

Supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and establishes principles for the preparation of consolidated financial statements when an entity controls one or more entities.

Annual periods beginning on or after 1 January 2013.

IFRS 12 Disclosure of Interests in Other Entities

Requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

Annual periods beginning on or after 1 January 2013.

IFRS 13 Fair Value Measurement

The standard defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurements. It applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements.

Annual periods beginning on or after 1 January 2013.

IAS 19 Employee Benefits

Prescribes the accounting and disclosure by employers for employee benefits. Actuarial gains and losses (remeasurements) in respect of defined benefit pension schemes can no longer be deferred using the corridor approach and must be recognised immediately in other comprehensive income. At 31 December 2011, unrecognised actuarial losses were £539 million. The income statement charge for 2011 would have been approximately £200 million higher under the revised standard.

Annual periods beginning on or after 1 January 2013.

Amendments to IAS 32 Financial Instruments: Presentation – ‘Offsetting Financial Assets and Financial Liabilities’

Inserts application guidance to address inconsistencies identified in applying the offsetting criteria used in the standard. Some gross settlement systems may qualify for offsetting where they exhibit certain characteristics akin to net settlement.

Annual periods beginning on or after 1 January 2014.

IFRS 9 Financial Instruments[1]

Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement relating to the classification, measurement and derecognition of financial assets and liabilities. Requires financial assets to be classified into two measurement categories, fair value and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments. The available-for-sale financial asset and held-to-maturity investment categories in IAS 39 will be eliminated. The requirements for financial liabilities and derecognition are broadly unchanged from IAS 39.

Annual periods beginning on or after 1 January 2015.

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

At the date of this report, these pronouncements are awaiting EU endorsement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: PARENT COMPANY DISCLOSURES

A COMPANY INCOME STATEMENT

	2011	2010	2009
	£ million	£ million	£ million
Net interest expense	(19)	(91)	(367)
Other income	45	(832)	599
Total income	26	(923)	232
Operating expenses	(228)	(38)	(50)
(Loss) profit on ordinary activities before tax	(202)	(961)	182
Taxation credit (charge)	34	162	121
(Loss) profit for the year	(168)	(799)	303

B COMPANY BALANCE SHEET

		2011	2010
		£ million	£ million
Assets
Non-current assets:
Investment in subsidiaries		40,534	38,194
Loans to subsidiaries		8,286	8,332
Deferred tax assets		8	6
		48,828	46,532
Current assets:
Derivative financial instruments		1,660	1,664
Other assets		880	1,040
Amounts due from subsidiaries		212	217
Cash and cash equivalents		1,105	375
Current tax recoverable		—	109
		3,857	3,405
Total assets		52,685	49,937
Equity and liabilities
Capital and reserves:
Share capital		6,881	6,815
Share premium account		16,541	16,291
Merger reserve		7,764	7,764
Capital redemption reserve		4,115	4,115
Retained profits		2,198	2,276
Total equity		37,499	37,261
Non-current liabilities:
Debt securities in issue		555	—
Subordinated liabilities		4,308	4,074
		4,863	4,074
Current liabilities:
Debt securities in issue		—	549
Current tax liabilities		10	—
Other liabilities		10,313	8,053
		10,323	8,602
Total liabilities		15,186	12,676
Total equity and liabilities		52,685	49,937

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: PARENT COMPANY DISCLOSURES continued

C COMPANY STATEMENT OF CHANGES IN EQUITY

	Share capital and premium £ million	Merger reserve £ million	Capital redemption reserve £ million	Retained profits £ million	Total £ million

Balance at 1 January 2009	3,609	—	—	2,147	5,756
Total comprehensive income[1]	—	—	—	303	303
Issue of ordinary shares:
Placing and open offer	649	3,781	—	—	4,430
Issued on acquisition of HBOS	1,944	5,707		—	7,651
Placing and compensatory open offer	3,905	—	—	—	3,905
Rights issue	13,112	—	—	—	13,112
Issued to Lloyds TSB Foundations	41	—	—	—	41
Transfer to merger reserve	(1,000)	1,000	—	—	—
Redemption of preference shares	2,684	(2,710)	26	—	—
Movement in treasury shares	—	—	—	(12)	(12)
Value of employee services:
Share option schemes	—	—	—	74	74
Other employee award schemes	—	—	—	35	35

Balance at 31 December 2009	24,944	7,778	26	2,547	35,295
Total comprehensive income[1]	—	—	—	(799)	(799)
Issue of ordinary shares	2,237	—	—	—	2,237
Cancellation of deferred shares	(4,086)	—	4,086	—	—
Redemption of preference shares	11	(14)	3	—	—
Movement in treasury shares	—	—	—	(10)	(10)
Value of employee services:
Share option schemes	—	—	—	129	129
Other employee award schemes	—	—	—	409	409

Balance at 31 December 2010	23,106	7,764	4,115	2,276	37,261
Total comprehensive income[1]	—	—	—	(168)	(168)
Issue of ordinary shares	316	—	—	—	316
Movement in treasury shares	—	—	—	(291)	(291)
Value of employee services:
Share option schemes	—	—	—	143	143
Other employee award schemes	—	—	—	238	238

Balance at 31 December 2011	23,422	7,764	4,115	2,198	37,499

1Total comprehensive income comprises only the profit (loss) for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: PARENT COMPANY DISCLOSURES continued

D COMPANY CASH FLOW STATEMENT

	2011 £ million	2010 £ million	2009 £ million

(Loss) profit before tax	(202)	(961)	182
Dividend income	—	—	(354)
Fair value and exchange adjustments	329	198	(428)
Change in other assets	255	1,021	(1,277)
Change in other liabilities and other items	2,576	(2,466)	7,020
Tax received (paid)	151	122	(70)

Net cash provided by (used in) operating activities	3,109	(2,086)	5,073

Cash flows from investing activities
Costs incurred in respect of the acquisition of HBOS plc	—	—	(138)
Capital injection into HBOS plc	—	—	(8,500)
Capital injection into Lloyds TSB Bank plc	(2,340)	—	(5,600)
Amounts advanced to subsidiaries	—	(1,425)	(7,593)
Redemption of loans to subsidiaries	—	850	1,552

Net cash used in investing activities	(2,340)	(575)	(20,279)

Cash flows from financing activities
Dividends received from subsidiaries	—	—	354
Interest paid on subordinated liabilities	(39)	—	—
Proceeds from issue of debt securities	—	549	—
Repayment of debt securities in issue	—	(350)	(2,045)
Proceeds from issue of subordinated liabilities	—	—	1,000
Proceeds from issue of ordinary shares	—	—	21,533
Repayment of subordinated liabilities	—	—	(4,000)

Net cash provided by financing activities	(39)	199	16,842

Change in cash and cash equivalents	730	(2,462)	1,636
Cash and cash equivalents at beginning of year	375	2,837	1,201

Cash and cash equivalents at end of year	1,105	375	2,837

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

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION

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

Under IAS 27, the Company and LTSB Bank account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the results of the Company and LTSB Bank in the information below by £(283) million and £(1,521) million, respectively, for the year ended 31 December 2011; £(1,857) million and £(1,028) million, respectively, for the year ended 31 December 2010; and £2,524 million and £(888) million for the year ended 31 December 2009. The net assets of the Company and LTSB Bank in the information below would also be increased by £8,421 million and £6,685 million, respectively, at 31 December 2011; and by £6,464 million and £7,495 million, respectively, at 31 December 2010.

INCOME STATEMENTS

For the year ended 31 December 2011	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net interest income	(19)	3,366	10,025	(674)	12,698
Other income	45	7,989	8,810	(2,730)	14,114

Total income	26	11,355	18,835	(3,404)	26,812
Insurance claims	—	—	(6,041)	—	(6,041)

Total income, net of insurance claims	26	11,355	12,794	(3,404)	20,771
Operating expenses	(228)	(6,325)	(6,758)	261	(13,050)

Trading (deficit) surplus	(202)	5,030	6,036	(3,143)	7,721
Impairment	—	(2,770)	(7,440)	2,116	(8,094)
Share of results of joint ventures and associates	—	—	26	5	31
Loss on disposal of businesses	—	—	(135)	135	—

(Loss) profit before tax	(202)	2,260	(1,513)	(887)	(342)
Taxation	34	460	(395)	(135)	(36)

(Loss) profit for the year	(168)	2,720	(1,908)	(1,022)	(378)

For the year ended 31 December 2010	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net interest income	(91)	3,836	9,539	(738)	12,546
Other income	(832)	3,675	28,511	144	31,498

Total income	(923)	7,511	38,050	(594)	44,044
Insurance claims	—	—	(19,114)	26	(19,088)

Total income, net of insurance claims	(923)	7,511	18,936	(568)	24,956
Operating expenses	(38)	(7,242)	(9,307)	117	(16,470)

Trading (deficit) surplus	(961)	269	9,629	(451)	8,486
Impairment	—	(2,455)	(11,263)	2,766	(10,952)
Share of results of joint ventures and associates	—	—	(92)	4	(88)
Loss on disposal of businesses	—	—	8	(373)	(365)

(Loss) profit before tax	(961)	(2,186)	(1,718)	1,946	(2,919)
Taxation	162	723	9	(569)	325

(Loss) profit for the year	(799)	(1,463)	(1,709)	1,377	(2,594)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2009	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net interest income	(367)	4,102	6,502	(1,211)	9,026
Other income	599	6,903	34,952	(5,709)	36,745

Total income	232	11,005	41,454	(6,920)	45,771
Insurance claims	—	—	(22,774)	281	(22,493)

Total income, net of insurance claims	232	11,005	18,680	(6,639)	23,278
Operating expenses	(50)	(10,882)	(8,686)	3,634	(15,984)

Trading surplus (deficit)	182	123	9,994	(3,005)	7,294
Impairment	—	(3,693)	(20,407)	7,427	(16,673)
Share of results of joint ventures and associates	—	—	(722)	(30)	(752)
Profit on sale of businesses	—	—	(93)	93	—
Gain on acquisition	—	—	—	11,173	11,173

Profit (loss) before tax	182	(3,570)	(11,228)	15,658	1,042
Taxation	121	1,661	2,107	(1,978)	1,911

Profit (loss) for the year	303	(1,909)	(9,121)	13,680	2,953

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

BALANCE SHEETS

At 31 December 2011	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Assets
Cash and balances at central banks	—	57,500	3,227	(5)	60,722
Items in course of collection from banks	—	898	510	—	1,408
Trading and other financial assets at fair value through profit or loss	—	4,665	135,089	(244)	139,510
Derivative financial instruments	1,660	37,517	38,539	(11,703)	66,013
Loans and receivables:
Loans and advances to banks	—	167,896	188,656	(323,946)	32,606
Loans and advances to customers	6,482	249,113	390,441	(80,398)	565,638
Debt securities	—	633	43,562	(31,725)	12,470
Available-for-sale financial assets	3,121	31,351	13,117	(10,183)	37,406
Held-to-maturity investments	—	8,098	—	—	8,098
Investment properties	—	—	6,122	—	6,122
Investments in joint ventures and associates	—	6	328	—	334
Goodwill	—	—	2,871	(855)	2,016
Value of in–force business	—	—	5,422	1,216	6,638
Other intangible assets	—	329	276	2,591	3,196
Tangible fixed assets	—	1,731	5,899	43	7,673
Current tax recoverable	—	830	604	(1,000)	434
Deferred tax assets	8	3,127	4,413	(3,052)	4,496
Retirement benefit assets	—	736	394	208	1,338
Investment in subsidiary undertakings	40,534	40,289	—	(80,823)	—
Other assets	880	1,257	13,590	(1,299)	14,428

Total assets	52,685	605,976	853,060	(541,175)	970,546

Equity and liabilities
Liabilities
Deposits from banks	—	154,592	231,327	(346,109)	39,810
Customer deposits	10,261	227,553	234,546	(58,454)	413,906
Items in course of transmission to banks	—	487	357	—	844
Trading and other financial liabilities at fair value through profit or loss	—	10,905	14,115	(65)	24,955
Derivative financial instruments	—	35,031	34,909	(11,728)	58,212
Notes in circulation	—	—	1,145	—	1,145
Debt securities in issue	555	102,237	104,565	(22,298)	185,059
Liabilities arising from insurance contracts and participating
investment contracts	—	—	79,000	(9)	78,991
Liabilities arising from non-participating investment contracts	—	—	49,636	—	49,636
Unallocated surplus within insurance businesses	—	—	300	—	300
Other liabilities	52	4,364	29,625	(2,000)	32,041
Retirement benefit obligations	—	199	160	22	381
Current tax liabilities	10	24	1,287	(1,218)	103
Deferred tax liabilities	—	1	1,192	(879)	314
Other provisions	—	1,624	1,482	60	3,166
Subordinated liabilities	4,308	25,045	28,271	(22,535)	35,089

Total liabilities	15,186	562,062	811,917	(465,213)	923,952

Equity
Shareholders’ equity	37,499	43,914	40,457	(75,950)	45,920
Non-controlling interests	—	—	686	(12)	674

Total equity	37,499	43,914	41,143	(75,962)	46,594

Total equity and liabilities	52,685	605,976	853,060	(541,175)	970,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

At 31 December 2010	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Assets
Cash and balances at central banks	—	35,585	2,530	—	38,115
Items in course of collection from banks	—	997	371	—	1,368
Trading and other financial assets at fair value through profit or loss	—	4,587	151,710	(106)	156,191
Derivative financial instruments	1,664	21,322	31,739	(3,948)	50,777
Loans and receivables:
Loans and advances to banks	—	152,596	159,888	(282,212)	30,272
Loans and advances to customers	5,821	251,173	415,914	(80,311)	592,597
Debt securities	—	1,479	48,676	(24,420)	25,735
Available-for-sale financial assets	3,103	24,951	23,050	(8,149)	42,955
Held-to-maturity investments	—	7,905	—	—	7,905
Investment properties	—	—	5,997	—	5,997
Investments in joint ventures and associates	—	6	429	(6)	429
Goodwill	—	—	2,864	(848)	2,016
Value of in-force business	—	—	6,020	1,347	7,367
Other intangible assets	—	118	224	3,154	3,496
Tangible fixed assets	—	1,531	7,519	(860)	8,190
Current tax recoverable	109	828	394	(710)	621
Deferred tax assets	6	3,233	4,586	(2,797)	5,028
Retirement benefit assets	—	530	152	54	736
Investment in subsidiary undertakings	38,194	40,155	—	(78,349)	—
Other assets	1,040	1,243	11,582	(1,222)	12,643

Total assets	49,937	548,239	873,645	(479,383)	992,438

Equity and liabilities
Liabilities
Deposits from banks	—	118,337	220,725	(288,699)	50,363
Customer deposits	7,988	223,812	232,106	(70,273)	393,633
Items in course of transmission to banks	—	506	296	—	802
Trading and other financial liabilities at fair value through profit or loss	—	11,268	15,494	—	26,762
Derivative financial instruments	—	20,260	26,154	(4,256)	42,158
Notes in circulation	—	—	1,074	—	1,074
Debt securities in issue	549	115,122	137,591	(24,396)	228,866
Liabilities arising from insurance contracts and participating
investment contracts	—	—	80,750	(21)	80,729
Liabilities arising from non-participating investment contracts	—	—	51,363	—	51,363
Unallocated surplus within insurance businesses	—	—	643	—	643
Other liabilities	65	3,800	26,976	(1,145)	29,696
Retirement benefit obligations	—	292	207	(76)	423
Current tax liabilities	—	19	867	(737)	149
Deferred tax liabilities	—	—	940	(693)	247
Other provisions	—	2,189	2,445	98	4,732
Subordinated liabilities	4,074	15,574	30,870	(14,286)	36,232

Total liabilities	12,676	511,179	828,501	(404,484)	947,872

Equity
Shareholders’ equity	37,261	37,060	44,303	(74,899)	43,725
Minority interests	—	—	841	—	841

Total equity	37,261	37,060	45,144	(74,899)	44,566

Total equity and liabilities	49,937	548,239	873,645	(479,383)	992,438

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2011	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net cash provided by (used in) operating activities	3,109	23,038	(13)	(6,241)	19,893

Cash flows from investing activities
Additional capital injection into Lloyds TSB Bank plc	(2,340)	—	—	2,340	—
Available-for-sale financial assets and held-to-maturity
investments
Purchases	—	(20,062)	(11,188)	2,255	(28,995)
Proceeds from sale and maturity	—	15,918	20,605	—	36,523
Purchase of fixed assets	—	(847)	(2,248)	—	(3,095)
Proceeds from sale of fixed assets	—	35	2,179	—	2,214
Additional capital injections to subsidiaries	—	(159)	—	159	—
Acquisition of businesses, net of cash acquired	—	—	(13)	—	(13)
Disposal of businesses, net of cash disposed	—	4	298	(4)	298

Net cash flows from investing activites	(2,340)	(5,111)	9,633	4,750	6,932

Cash flows from financing activities
Dividends paid to non-controlling interests	—	—	(50)	—	(50)
Interest paid on subordinated liabilities	(39)	(630)	(2,013)	556	(2,126)
Repayment of subordinated liabilities	—	(1,082)	(2,696)	2,704	(1,074)
Capital contribution received	—	2,340	159	(2,499)	—
Change in stake of non-controlling interests	—	—	8	—	8

Net cash used in financing activities	(39)	628	(4,592)	761	(3,242)

Effects of exchange rate changes on cash and cash equivalents	—	5	1	—	6

Change in cash and cash equivalents	730	18,560	5,029	(730)	23,589
Cash and cash equivalents at beginning of year	375	40,389	21,911	(375)	62,300

Cash and cash equivalents at end of year	1,105	58,949	26,940	(1,105)	85,889

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2010	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net cash (used in) provided by operating activities	(2,086)	14,730	(12,465)	(2,216)	(2,037)

Cash flows from investing activities
Available-for-sale financial assets and held-to-maturity
investments
Purchases	—	(32,639)	(18,826)	4,575	(46,890)
Proceeds from sale and maturity	—	14,831	31,953	(785)	45,999
Purchase of fixed assets	—	(575)	(2,641)	—	(3,216)
Proceeds from sale of fixed assets	—	7	1,347	—	1,354
Additional capital injections to subsidiaries	—	(219)	—	219	—
Capital repayments by subsidiaries	850	—	—	(850)	—
Acquisition of businesses, net of cash acquired	—	—	(91)	18	(73)
Disposal of businesses, net of cash disposed	—	18	428	(18)	428
Capital lending to subsidiaries	(1,425)	—	—	1,425	—

Net cash flows from investing activities	(575)	(18,577)	12,170	4,584	(2,398)

Cash flows from financing activities
Dividends paid to non-controlling interests	—	—	(47)	—	(47)
Proceeds from issue of debt securities	549	—	—	(549)	—
Repayment of debt securities in issue	(350)	—	—	350	—
Interest paid on subordinated liabilities	—	(872)	(1,363)	293	(1,942)
Proceeds from issue of subordinated liabilities	—	3,237	—	—	3,237
Repayment of subordinated liabilities	—	(353)	(331)	—	(684)
Change in stake of non-controlling interests	—	—	2	—	2

Net cash used in financing activities	199	2,012	(1,739)	94	566

Effects of exchange rate changes on cash and cash equivalents	—	17	462	—	479

Change in cash and cash equivalents	(2,462)	(1,818)	(1,572)	2,462	(3,390)
Cash and cash equivalents at beginning of year	2,837	42,207	23,483	(2,837)	65,690

Cash and cash equivalents at end of year	375	40,389	21,911	(375)	62,300

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2009	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net cash provided by operating activities	5,073	(11,253)	(19,543)	(8,012)	(33,735)

Cash flows from investing activities
Costs incurred in respect of the acquisition of HBOS plc	(138)	—	—	138	—
Additional capital injection into HBOS plc	(8,500)	—	—	8,500	—
Additional capital injection into Lloyds TSB Bank plc	(5,600)	—	—	5,600	—
Amounts advanced to subsidiaries	(7,593)	—	—	7,593	—
Redemption of loans to subsidiaries	1,552	—	—	(1,552)	—
Purchase of available-for-sale financial assets	—	(420,748)	(35,068)	—	(455,816)
Proceeds from sale and maturity of available-for-sale financial assets	—	446,249	44,312	—	490,561
Purchase of fixed assets	—	(435)	(2,254)	—	(2,689)
Proceeds from sale of fixed assets	—	19	2,110	—	2,129
Additional capital injections to subsidiaries	—	(1)	—	1	—
Acquisition of businesses, net of cash acquired	—	—	16,365	(138)	16,227
Disposal of businesses, net of cash disposed	—	33	411	(33)	411

Net cash flows from investing activites	(20,279)	25,117	25,876	20,109	50,823

Cash flows from financing activities
Dividends received from subsidiaries	354	—	—	(354)	—
Dividends paid to non-controlling interests	—	—	(116)	—	(116)
Repayment of debt securities in issue	(2,045)	—	—	2,045	—
Interest paid on subordinated liabilities	—	(939)	(1,683)	—	(2,622)
Proceeds from issue of subordinated liabilities	1,000	3,187	2,490	(2,490)	4,187
Proceeds from issue of ordinary shares	21,533	5,600	8,500	(14,100)	21,533
Repayment of subordinated liabilities	(4,000)	(1,842)	(2,221)	1,166	(6,897)
Change in stake of non-controlling interests	—	—	(33)	—	(33)

Net cash used in financing activities	16,842	6,006	6,937	(13,733)	16,052

Effects of exchange rate changes on cash and cash equivalents	—	(87)	(123)	—	(210)

Change in cash and cash equivalents	1,636	19,783	13,147	(1,636)	32,930
Cash and cash equivalents at beginning of year	1,201	22,424	10,336	(1,201)	32,760

Cash and cash equivalents at end of year	2,837	42,207	23,483	(2,837)	65,690

GLOSSARY

Term used	US equivalent or brief description.

Accounts	Financial statements.

Allotted	Issued.

Associates	Long-term equity investments accounted for by the equity method.

Attributable profit	Net income.

ATM	Automatic Teller Machine.

ATM interchange	System allowing customers of different ATM operators to use any ATM that is part of the system.

Balance sheet	Statement of financial position.

Broking	Brokerage.

Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.

Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.

Called-up share capital	Ordinary shares, issued and fully paid.

Contract hire	Leasing.

Creditors	Payables.

Debtors	Receivables.

Deferred tax	Deferred income tax.

Demutualisation	Process by which a mutual institution is converted into a public limited company.

Depreciation	Amortisation.

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

Specialist mortgages

Specialist mortgages include those mortgage loans provided to customers who have self-certified their income (normally as a consequence of being self-employed) or who are otherwise regarded as a sub-prime credit risk. New mortgage lending of this type has not been offered by the Group since early 2009.

Tangible fixed assets	Property and equipment.

Undistributable reserves	Restricted surplus.

Write-offs	Charge-offs.

FORM 20-F CROSS-REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page

Part I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable.
	B.	Advisers	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected financial data	“Selected consolidated financial data”	3
			“Exchange rates”	4
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	181
Item 4.	Information on the Company
	A.	History and development of the company	“Business – History and development of Lloyds Banking Group”	4
			“Business – Legal actions and regulatory matters”	6
			“Business – Recent developments”	9
			“Corporate Governance”	156
	B.	Business overview	“Business overview”	2
			“Regulation”	170
	C.	Organisational structure	“Lloyds Banking Group structure”	193
	D.	Property, plant and equipment	“Business – Properties”	6
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Regulation”	170
			“Operating and financial review and prospects”	13
	B.	Liquidity and capital resources	“Notes to the consolidated financial statements – note 56”	F-112
			“Operating and financial review and prospects – Financial soundness”	70
			“Dividends”	175
			“Operating and financial review and prospects – Risk elements in the loan portfolio – Cross border outstandings”	122
			“Operating and financial review and prospects – Financial soundness – Investment portfolio, maturities, deposits, short-term borrowings”	132
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects – Overview and trend information”	14
	E.	Off-balance sheet arrangements	“Operating and financial review and prospects – Liquidity and funding risk – Off balance sheet arrangements”	76
	F.	Tabular disclosure of contractual obligations	“Operating and financial review and prospects – Liquidity and funding risk – Contractual cash obligations”	76
	G.	Safe harbor	See “Forward looking statements”	192
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and employees – Directors and senior management”	137
			“Business – Recent developments”	9
	B.	Compensation	“Compensation”	140
			“Business – Recent developments”	9
	C.	Board practices	“Management and employees”	137
			“Compensation – Service agreements”	146
			“Corporate governance – Board committees”	162
	D.	Employees	“Management and employees – Employees”	139
	E.	Share ownership	“Compensation – Directors’ interests”	149
			“Business – Recent developments”	9
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions – Major shareholders”	167
			“Corporate Governance”	156
	B.	Related party transactions	“Major shareholders and related party transactions – Related party transactions”	167

FORM 20-F CROSS-REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page

			“Major shareholders and related party transactions – Information about the Lloyds Banking Group’s relationship with the UK Government”	167
			“Notes to the consolidated financial statements – note 53”	F-94
	C.	Interests of experts and counsel	Not applicable.
Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated financial statements”	F-1
			“Operating and financial review and prospects”	13
			“Business – Legal actions and regulatory matters”	6
			“Dividends”	175
	B.	Significant changes	“Business – Recent developments”	9
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing information”	172
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing information”	172
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Memorandum and articles of association of
			Lloyds Banking Group plc”	176
	C.	Material contracts	“Business – Material contracts”	5
	D.	Exchange controls	“Exchange controls”	176
	E.	Taxation	“Taxation”	177
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where you can find more information”	180
	I.	Subsidiary information	“Lloyds Banking Group structure”	193
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		“Operating and financial review and prospects – Risk management – Market risk”	125
			“Notes to the consolidated financial statements – note 56 – Financial risk management”	F-112
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	“Listing information – ADR fees”	174
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Corporate governance”	156
Item 16.	[Reserved by the Securities and Exchange Commission]
	A.	Audit committee financial expert	“Corporate governance – Board committees – Audit committee”	162
	B.	Code of ethics	“Management and employees – Employees”	139
	C.	Principal accountant fees and services	“Corporate governance – Board committees – Audit committee”	162
			“Notes to the consolidated financial statements – note 11 – Operating expenses”	F-35
	D.	Exemptions from the listing standards for audit committees	Not applicable.
	E.	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable.
	F.	Change in registrant’s certifying accountant	Not applicable.
	G.	Corporate governance	“Corporate governance – Statement on US corporate governance standards”	156
	H.	Mine safety disclosure	Not applicable
Part III
Item 17.	Financial statements		See response to item 18.
Item 18.	Financial statements		“Consolidated financial statements”	F-1
Item 19.	Exhibits		See “Exhibit index”	198

EXHIBIT INDEX

1.	Memorandum and articles of association of Lloyds Banking Group plc▲

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

4.	(a)	(i)	Registration Rights Agreement dated 12 January 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury (as amended with effect from 11 June 2009)▲

		(ii)	Resale Rights Agreement effective 11 June 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury▲

		(iii)	Deed of Withdrawal dated 3 November 2009 between Lloyds Banking Group plc and The Lords Commissioners of Her Majesty’s Treasury²▲

4.	(b)	(i)	Service agreement dated 21 January 2009 between Lloyds TSB Bank plc and Helen A. Weir†

		(ii)	Service agreement dated 22 January 2009 between Lloyds TSB Bank plc and J. Eric Daniels†

		(iii)	Service agreement dated 23 January 2009 between Lloyds TSB Bank plc and Archie G. Kane†

		(iv)	Service agreement dated 26 January 2009 between Lloyds TSB Bank plc and Tim J.W. Tookey†

		(v)	Service agreement dated 9 February 2009 between Lloyds TSB Bank plc and G. Truett Tate†

		(vi)	Service agreement dated 3 November 2010 between Lloyds TSB Bank plc and António Horta-Osório[o]

		(vii)	Letter of appointment dated 18 November 2004 between Lloyds Banking Group plc and Sir Julian Horn-Smith•

		(viii)	Letter of appointment dated 14 September 2005 between Lloyds Banking Group plc and Lord Leitch•

		(ix)	Letter of appointment dated 7 August 2008 between Lloyds Banking Group plc and Martin A. Scicluna†

		(x)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and T. Timothy Ryan†

		(xi)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and Anthony Watson†

		(xii)	Letter of appointment dated 27 July 2009 between Lloyds Banking Group plc and Sir Winfried Bischoff▲

		(xiii)	Letter of appointment dated 12 February 2010 between Lloyds Banking Group plc and David Roberts▲

		(xiv)	Letter of appointment dated 19 February 2010 between Lloyds Banking Group plc and Glen Moreno▲

		(xv)	Letter of appointment dated 23 November 2010 between Lloyds Banking Group plc and Anita Frew[o]

		(xvi)	Letter of appointment dated 31 January 2012 between Lloyds Banking Group plc and Sara Weller

8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business

12.1	Certification of António Horta-Osório filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2	Certification of Susan Harris filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1	Certification of António Horta-Osório and Susan Harris furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

15.1	Consent of PricewaterhouseCoopers LLP

•	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 6 June 2006

†	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 7 May 2009

▲	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 13 May 2010

o	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 13 May 2011

²	Pursuant to a request for confidential treatment filed with the SEC, the confidential portions of this exhibit have been omitted and filed separately with the SEC.

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANKING GROUP plc

By:	/s/ SE Harris

Name:	Susan Harris
Title:	Finance Director, Group Finance

Dated:	16 March 2012