Form 20-F
period 2012-12-31
Lloyds Banking Group plc
filed 2013-03-25
CIK 1160106

As filed with the Securities and Exchange Commission on 25 March 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2012

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

Claire Davies, Group Secretary
Tel +44 (0) 20 7356 1043, Fax +44 (0) 20 7356 3506
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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2012 was:

Ordinary shares, nominal value 10 pence each	70,342,844,289
Limited voting shares, nominal value 10 pence each	80,921,051
Preference shares, nominal value 25 pence each	412,215,065
Preference shares, nominal value 25 cents each	1,843,990
Preference shares, nominal value 25 euro cents each	173,350

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

Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ‘sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ‘€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2012, which was $1.6262 = £1.00. The Noon Buying Rate on 31 December 2012 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW

Lloyds Banking Group is a leading UK based financial services group providing a wide range of banking and financial services, primarily in the UK, to personal and corporate customers. At 31 December 2012, total Lloyds Banking Group assets were £924,552 million and Lloyds Banking Group had some 92,788 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was £33,705 million. The Group reported a loss before tax for the 12 months to 31 December 2012 of £570 million, and the capital ratios at that date were 17.3 per cent for total capital, 13.8 per cent for tier 1 capital and 12.0 per cent for core tier 1 capital.

Set out below is the Group’s summarised income statement for the last three years:

	2012 £m	2011 £m	2010 £m
Net interest income	9,075	12,698	12,546
Other income	29,831	14,145	31,410
Total income	38,906	26,843	43,956
Insurance claims	(18,396)	(6,041)	(19,088)
Total income, net of insurance claims	20,510	20,802	24,868
Operating expenses	(15,931)	(13,050)	(16,470)
Trading surplus	4,579	7,752	8,398
Impairment	(5,149)	(8,094)	(10,952)
Loss on disposal of businesses	—	—	(365)
Loss before tax	(570)	(342)	(2,919)

Lloyds Banking Group’s main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision. Services are offered through a number of well recognised brands including Lloyds TSB, Halifax, Bank of Scotland and Scottish Widows, and a range of distribution channels including the largest banking branch network in the UK and a comprehensive digital, telephony and mobile proposition.

The Group has four primary operating divisions, which constitute the Group’s reporting segments: Retail; Commercial Banking; Wealth, Asset Finance and International; and Insurance. Retail provides banking, mortgages and other financial services to personal customers in the UK. Commercial Banking provides banking and related services to business clients, from small businesses to large corporates. Wealth, Asset Finance and International provides private banking and asset management and asset finance in the UK and overseas and operates the Group’s international retail businesses. Insurance provides long term savings, protection and investment products in the UK and Europe and provides general insurance to personal customers in the UK.

Profit before tax is analysed on pages 14 to 24 on a statutory basis and, in order to provide a more comparable representation of business performance of the Group’s segments, on pages 27 to 45 on a management basis and an underlying basis. The key principles adopted in the preparation of these bases of reporting are described on page 27. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on a management basis and an underlying basis. IFRS 8, Operating Segments requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental management basis profit before tax in note 4 to the financial statements in compliance with IFRS 8. Further information on non-GAAP measures and the reconciliations required by the Securities and Exchange Commission’s Regulation G are set out on pages F-25 to F-30. The following table shows the results of Lloyds Banking Group’s Retail; Commercial Banking; Wealth, Asset Finance and International; and Insurance segments and Group Operations and Central items in the last three fiscal years, and their aggregation.

	2012 £m	2011 £m	2010 £m
Retail	3,670	3,636	3,986
Commercial Banking	238	75	1,098
Wealth, Asset Finance and International	(1,176)	(2,684)	(3,243)
Insurance	1,065	1,422	1,326
Group Operations and Central items:
Group Operations	(51)	(56)	(52)
Central items	1,081	292	(903)
	1,030	236	(955)
Profit before tax – Management basis	4,827	2,685	2,212

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

	2012		2011		2010		2009		2008[1]
Income statement data for the year ended 31 December (£m)
Total income, net of insurance claims[2]	20,510		20,802		24,868		22,526		9,872
Operating expenses	(15,931)		(13,050)		(16,470)		(15,984)		(6,100)
Trading surplus[2]	4,579		7,752		8,398		6,542		3,772
Impairment losses	(5,149)		(8,094)		(10,952)		(16,673)		(3,012)
Gain on acquisition	—		—		—		11,173		—
(Loss) profit before tax	(570)		(342)		(2,919)		1,042		760
(Loss) profit for the year	(1,343)		(378)		(2,594)		2,953		798
(Loss) profit for the year attributable to equity shareholders	(1,427)		(451)		(2,656)		2,827		772
Total dividend for the year[3]	—		—		—		—		648
Balance sheet data at 31 December (£m)
Share capital	7,042		6,881		6,815		10,472		1,513
Shareholders’ equity	43,999		45,920		43,725		43,278		9,393
Customer deposits	426,912		413,906		393,633		406,741		170,938
Subordinated liabilities	34,092		35,089		36,232		34,727		17,256
Loans and advances to customers	517,225		565,638		592,597		626,969		240,344
Total assets	924,522		970,546		992,438		1,027,255		436,033
Share information
Basic (loss) earnings per ordinary share[4]	(2.0	)p	(0.7	)p	(4.0	)p	7.5	p	6.7	p
Diluted (loss) earnings per ordinary share[4]	(2.0	)p	(0.7	)p	(4.0	)p	7.5	p	6.6	p
Net asset value per ordinary share	62	p	67	p	64	p	68	p	155	p
Total dividend per ordinary share[3]	—		—		—		—		11.4	p
Equivalent cents per share[3,5]	—		—		—		—		20.3	c
Market price per ordinary share (year end)	47.9	p	25.9	p	65.7	p	50.7	p	126.0	p
Number of shareholders (thousands)	2,733		2,770		2,798		2,834		824
Number of ordinary shares in issue (millions)[6]	70,343		68,727		68,074		63,775		5,973
Financial ratios (%)[7]
Dividend payout ratio	—		—		—		—		83.9
Post-tax return on average shareholders’ equity	(3.1)		(1.0)		(5.8)		8.8		7.0
Post-tax return on average assets	(0.14)		(0.04)		(0.26)		0.28		0.21
Average shareholders’ equity to average assets	4.8		4.5		4.6		3.1		2.9
Cost: income ratio[2,8]	77.7		62.7		66.2		71.0		61.8
Capital ratios (%)[9]
Total capital	17.3		15.6		14.5		12.4		11.1
Tier 1 capital	13.8		12.5		11.0		9.6		7.9
Core tier 1 capital	12.0		10.8		9.6		8.1		5.5

[1]	Restated in 2009 for IFRS 2 (Revised).

[2]

As the Group’s share of results of joint ventures and associates is no longer significant, this is now included within other operating income; comparatives have been re-presented on a consistent basis.

[3]

Annual dividends comprise both interim and final dividend payments. The total dividend for the year represents the interim dividend paid during the year and the final dividend, which is paid and accounted for in the following year.

[4]	Earnings per share calculations for 2008 have also been restated for the impact of the bonus element of the share issues in 2009.

[5]	Translated into US dollars at the Noon Buying Rate on the date each payment was made.

[6]	This figure excludes the limited voting ordinary shares owned by the Lloyds TSB Foundations.

[7]	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds Banking Group.

[8]	The cost: income ratio is calculated as total operating expenses as a percentage of total income (net of insurance claims).

[9]	Capital ratios for 2008 and 2009 were restated in 2010 to reflect a prior year adjustment to available-for-sale revaluation reserves.

EXCHANGE RATES

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2013 February	2013 January	2012 December	2012 November	2012 October	2012 September
US dollars per pound sterling:
High	1.58	1.63	1.63	1.61	1.62	1.63
Low	1.51	1.57	1.60	1.58	1.59	1.59

For each of the years shown, the average of the US dollar Noon Buying Rates per pound sterling based on the last day of each month was:

	2012	2011	2010	2009	2008
US dollars per pound sterling:
Average	1.59	1.61	1.54	1.57	1.84

On 15 March 2013, the latest practicable date, the US dollar Noon Buying Rate was $1.5124 = £1.00. Lloyds Banking Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

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

The HBOS Group had been formed in September 2001 by the merger of Halifax plc and Bank of Scotland. The Halifax business began with the establishment of the Halifax Permanent Benefit Building Society in 1852; the society grew through a number of mergers and acquisitions including the merger with Leeds Permanent Building Society in 1995 and the acquisition of Clerical Medical in 1996. In 1997 the Halifax converted to plc status and floated on the London stock market. Bank of Scotland was founded in July 1695, making it Scotland’s first and oldest bank.

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

Pursuant to two placing and open offers which were completed by the Company in January and June 2009 and the Rights Issue completed in December 2009, the UK Government acquired 43.4 per cent of the Company’s issued ordinary share capital. Following further issues of ordinary shares, the UK Government’s holding has been reduced to approximately 39.2 per cent at 15 March 2013.

STRATEGY OF LLOYDS BANKING GROUP

The Group is a well diversified UK financial services group providing a wide range of banking and financial services to personal, commercial and corporate customers. The main focus of the Group remains the financial service markets in the UK and the Group has leading positions in many of the markets in which it participates, a comprehensive distribution capability, well recognised brands and a large customer base.

The Group’s corporate strategy is built around becoming the best bank for personal and commercial customers across the UK and creating value by investing in areas that make a real difference to these customers. Customer leadership driven by superior customer insight, tailored products, better service and relationship focus is the overriding priority. There are a number of other key elements to the strategy announced in June 2011, including simplifying the business, improving its agility and efficiency whilst focusing on core markets which offer strong returns and attractive growth, maintaining a prudent approach to risk and further strengthening the Group’s balance sheet.

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

BUSINESS

STRENGTHEN THE GROUP’S BALANCE SHEET AND LIQUIDITY POSITION

The Group continues to strengthen its balance sheet with the aim of ensuring the financial strength and security of the Group. The Group is enhancing its capital ratios and ensuring that it exceeds regulatory liquidity requirements, whist maintaining a stable funding base and ensuring loan to deposit ratios remain close to its long term targets.

SIMPLIFY THE GROUP TO IMPROVE AGILITY AND EFFICIENCY

The Simplification programme aims to release savings for the Group through a fundamental review of operations and processes, the creation of a more efficient distribution platform and increased use of digital channels, optimising sourcing and creating a more agile organisation through delayering the management structure, centralising control functions and simplifying the legal structures.

The programme had delivered run-rate cost savings of £847 million at the end of 2012. The simplification programme is central to the successful delivery of the Group’s strategy and the Group continues to make progress in driving further cost savings and efficiencies through the business whilst improving the customer experience.

INVEST TO BE THE BEST BANK FOR CUSTOMERS

The Group intends to increase the investment in its business with a focus on becoming the best bank for customers, becoming the best partner for business customers and enhancing the insurance proposition.

The Group will invest in core areas which offer strong returns and attractive growth: these are businesses which are capital and liquidity efficient, with sustainable competitive advantages, and which are central to the Group’s core customer strategy.

SUMMARY

The Group is looking to create a simpler, more agile, efficient and responsive organisation with a real focus on operating sustainably and responsibly. Whilst focusing on core markets, which offer strong returns and active growth, the Group will maintain a prudent approach to risk and further strengthen its balance sheet.

The Group believes that the successful execution of its strategy to be the best bank for customers will enable delivery of strong and sustainable returns for shareholders.

BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP

Following a reorganisation during 2012, the Group’s activities are now organised into four financial reporting segments: Retail; Commercial Banking; Wealth, Asset Finance and International; and Insurance. The impact of this reorganisation was as follows:

–	The Group’s Wholesale and Commercial divisions have been combined to form Commercial Banking;

–	The Asset Finance business unit, previously reported within Wholesale, is now reported within the Wealth, Asset Finance and International segment;

–	The Group’s Continental European wholesale business and the wholesale Australian business have been transferred from Wealth, Asset Finance and International to Commercial Banking.

Further information on the Group’s segments is set out on pages 32 to 44 and in note 4 to the financial statements.

MATERIAL CONTRACTS

The Company and its subsidiaries are party to various contracts in the ordinary course of business.

For information relating to the Company’s relationship with the UK Government see Major Shareholders and Related Party Transactions –Information about the Lloyds Banking Group’s relationship with the UK Government.

BUSINESS

ENVIRONMENTAL MATTERS

REDUCING THE GROUP’S ENVIRONMENTAL IMPACT

As a responsible business, the Group is working to reduce its environmental footprint and support the UK Government’s targets to move towards a low-carbon economy.

The Group’s Environmental Action Plan incorporates programmes to reduce its impacts in the areas of energy, paper, business travel, waste and water. Specific initiatives include ‘no travel’ weeks, embedding an enhanced dry mixed recycling process and optimisation of building controls to reduce the energy used.

All programmes are on track to meet their 2020 targets with some delivering early. More detail on the progress of the Group’s initiatives is available in the 2012 Responsible Business Report, which will be published in May 2013.

As an example the ‘No Travel Week’ policy has changed the Group’s business travel culture since its introduction in June 2011. By promoting viable technology alternatives travel bookings have decreased by 130,000 during this period. The Group has also met the World Wild Life Fund 1 in 5 challenge and made significant progress against the target to reduce business travel by 20 per cent by 2020.

As well as benefitting the environment, making fewer journeys means colleagues are away from home less, improving their health and well being.

These programmes have contributed to the Group’s reportable CO2 emissions reducing by around 9 per cent from the previous period.

CO2 Emissions (tonnes)

	2012	2011
Total UK CO2 emissions	374,361	410,237
Scope 1 emissions	49,414	58,572
Scope 2 emissions	290,726	308,844
Scope 3 emissions	34,221	42,821

The Group reports those energy emissions arising from its own direct business activities where it holds the title to the energy supply contract direct with the energy supplier. The Group has improved the accuracy of energy data for the 2011 reporting period, replacing estimates with actual data. The Group has also applied the latest DEFRA conversion factors to both reporting periods. Reporting periods are from the 1 October to the 30 September each year.

SUPPORTING THE GREEN ECONOMY

In supporting the Green Economy, ‘real’ opportunities need to be created for the provision of finance for low carbon products, services and green technologies in a socially inclusive way. To achieve this the Group recognises the need to work with governments and other stakeholders to address the global sustainability mega trends that will impact its future.

As one of the most active participants in the Project Finance market, Lloyds Banking Group is playing a key role in finding solutions to current and future funding requirements. The Group currently has commitments to renewable energy projects in the UK with capacity totalling over 1800MW. More detail will be available in the 2012 Responsible Business Report.

PROPERTIES

At 31 December 2012, Lloyds Banking Group occupied 3,128 properties in the UK. Of these, 896 were held as freeholds and 2,232 as leasehold. The majority of these properties are retail branches, widely distributed throughout England, Scotland, Wales and Northern Ireland. Other buildings include the Lloyds Banking Group’s head office in the City of London with other customer service and support centres located to suit business needs but clustered largely in eight core geographic conurbations – London, Edinburgh, Glasgow, Midlands (Birmingham), Northwest (Chester and Manchester), West Yorkshire (Halifax and Leeds), South (Brighton and Andover) and Southwest (Bristol and Cardiff).

In addition, there are 347 properties which are either sub-let or vacant. There are also a number of ATM units situated throughout the UK, the majority of which are held as leasehold. The Group also has business operations elsewhere in the world, primarily holding property on a leasehold basis, principally in North America, Europe and Asia.

LEGAL ACTIONS AND REGULATORY MATTERS

During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory challenge both in the UK and overseas. Set out below is a summary of the more significant matters. Further details are included in notes 44 and 53 to the financial statements.

INTERCHANGE FEES

On 24 May 2012, the General Court of the European Union upheld the European Commission’s 2007 decision that an infringement of EU competition law had arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee (MIFs) in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card.

MasterCard has appealed the General Court’s judgment to the Court of Justice of the European Union. MasterCard is supported by several card issuers, including Lloyds Banking Group. Judgment is not expected until late 2013 or later.

In parallel:

–

the European Commission is also considering further action, including introducing legislation to regulate interchange fees, following its 2012 Green Paper (Towards an integrated European market for cards, internet and mobile payments) consultation;

–

the European Commission is pursuing an investigation with a view to deciding whether arrangements adopted by VISA for the levying of the MIF in respect of cross-border credit card payment transactions also infringe European Union competition laws. In this regard VISA reached an agreement (which expires in 2014) with the European Commission to reduce the level of interchange fee for cross-border debit card transactions to the interim levels agreed by MasterCard; and

BUSINESS

–

the Office of Fair Trading (OFT) may decide to renew its ongoing examination of whether the levels of interchange fees paid by retailers in respect of MasterCard and VISA credit cards, debit cards and charge cards in the UK infringe competition law. The OFT had placed the investigation on hold pending the outcome of the MasterCard appeal to the General Court.

The ultimate impact of the investigations and any regulatory developments on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings and once regulatory proposals are more certain.

PAYMENT PROTECTION INSURANCE

Following the unsuccessful legal challenge by the British Bankers’ Association against the FSA and the Financial Ombudsman Service, the Group held discussions with the FSA with a view to seeking clarity around the detailed implementation of the FSA Policy Statement which set out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress in respect of payment protection insurance (PPI) sales standards. As a result, the Group concluded that there are certain circumstances where customer redress will be appropriate. Accordingly the Group made a provision in its income statement for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such redress, including administration expenses.

During the first half of 2012 there was an increase in the volume of complaints received and, although the level of complaints declined during the second half of 2012, they are higher than had been anticipated at 31 December 2011. As a consequence, the Group believes that it is appropriate to increase its provision by a further £3,575 million at 31 December 2012. This increases the total estimated cost of redress, including administration expenses, to £6,775 million; redress payments made and expenses incurred on the 1.15 million claims paid to the end of December 2012 amounted to £4,344 million. However, there are still a number of uncertainties as to the eventual redress costs, in particular the total number of complaints and the activities of claims management companies and regulatory bodies.

INTERBANK OFFERED RATE SETTING INVESTIGATIONS

A number of government agencies in the UK, US and elsewhere, including the UK Financial Services Authority, the US Commodity Futures Trading Commission, the US Securities and Exchange Commission (SEC), the US Department of Justice and a number of State Attorneys General, as well as the European Commission, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates including the BBA London Interbank Offered Rates (LIBOR) and the European Banking Federation’s Euribor. Certain Group companies were (at the relevant times) and remain members of various panels whose members make submissions to these bodies including the BBA LIBOR panels. No Group company is or was a member of the Euribor panel. Certain Group companies have received subpoenas and requests for information from certain government agencies and the Group is co-operating with their investigations. In addition certain Group companies, together with other panel banks, have been named as defendants in private lawsuits, including purported class action suits in the US with regard to the setting of LIBOR. It is currently not possible to predict the scope and ultimate outcome of the various regulatory investigations or private lawsuits, including the timing and scale of the potential impact of any investigations and private lawsuits on the Group.

LITIGATION IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

As previously disclosed, Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. In its accounts for the year ended 31 December 2011 the Group recognised a provision of £175 million with respect to this litigation and following decisions in July 2012 from the Federal Court of Justice (FCJ) in Germany the Group recognised a further provision of £150 million with respect to this litigation in its third quarter results, increasing the total provision to £325 million.

However, there are still a number of uncertainties as to the full impact of the FCJ’s decisions, and the implications with respect to the claims facing CMIG. As a result the ultimate financial effect, which could be significantly different to the provision, will only be known once there is further clarity with respect to a range of legal issues involved in these claims and/or all relevant claims have been resolved.

INTEREST RATE HEDGING PRODUCTS

In June 2012, a number of banks, including the Group, reached agreement with the FSA to carry out a thorough assessment of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. The Group agreed that on conclusion of this review it would provide redress to any of these customers where appropriate.

Following the completion of a pilot review of IRHP sales to small and medium-sized businesses and agreement reached with the FSA on 30 January 2013 on the principles to be adopted during the course of the wider review, the Group has revised its estimate of the cost of redress and related administration costs and increased its provision by £310 million, bringing the total amount charged in 2012 to £400 million. At 31 December 2012, £20 million of the provision had been utilised. A number of uncertainties remain as to the eventual costs given the inherent difficulties in determining the number of customers within the scope of the review and the average compensation to customers.

SHAREHOLDER COMPLAINTS

In November 2011 the Group and two former members of the Group’s Board of Directors were named as defendants in a purported securities class action filed in the United States District Court for the Southern District of New York. The complaint asserted claims under the Securities Exchange Act of 1934 in connection with alleged material omissions from statements made in 2008 in connection with the acquisition of HBOS. No quantum is specified. In October 2012 the court dismissed the complaint. An appeal against this decision has been filed. The Group continues to consider that the allegations are without merit.

FSA INVESTIGATION INTO BANK OF SCOTLAND AND FSA REPORT ON HBOS

In 2009, the FSA commenced a supervisory review into HBOS. The supervisory review was superseded when the FSA commenced an enforcement investigation into Bank of Scotland plc in relation to its Corporate division between 2006 and 2008. These proceedings have now concluded. The FSA published its Final Notice on 9 March 2012. No financial penalty was imposed on the Group or Bank of Scotland plc. The FSA has committed to producing a public interest report on HBOS. The FSA has indicated that the report is expected to be published in the summer.

BUSINESS

OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (which may include class action lawsuits brought on behalf of customers, shareholders or other third parties), regulatory investigations, regulatory challenges and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

COMPETITIVE ENVIRONMENT

The Group provides financial services to personal and commercial customers, predominantly in the UK but also overseas. The main business activities of the Group are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision.

In the retail banking market, the Group competes with banks and building societies, major retailers and internet-only providers. In the mortgage market, competitors include the traditional banks and building societies and specialist mortgage providers. The Group competes with both UK and foreign financial institutions in the commercial banking markets and with bancassurance, life assurance and general insurance companies in the UK insurance market.

In the competitive open market in which the Group operates there is an increasing range of products and services available to customers and with the current public scrutiny of banks the expectations and demands of customers continue to increase.

See Risk Factors – Competition Related Risks – The Group remains subject to various regulatory developments and increased governmental scrutiny which could result in further proposals or initiatives to increase competition in markets which the Group operates and Business and Economic Risks – The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.

RECENT DEVELOPMENTS

LLOYDS BANKING GROUP BOARD UPDATE

The Group made the following announcement on 11 January 2013

JP Morgan Chase, Inc. has announced that Mr T. Timothy Ryan Jr. will join its management team as Global Head of Regulatory Strategy and Policy.

As a consequence, Mr Ryan will retire from the Board of Lloyds Banking Group plc on 18 April 2013.

LLOYDS BANKING GROUP: CHANGES TO BOARD

The Group made the following announcement on 28 February 2013

Lloyds Banking Group is pleased to announce the appointment of Nicholas Luff as an independent Non-executive Director. Mr Luff will join the Board on 5 March 2013 and will serve as a member of the Audit and Risk Committees.

Following Martin Scicluna’s retirement from the Board on 31 March 2013, Mr Luff will succeed him as Chair of the Audit Committee on 1 April 2013.

UPDATE ON LLOYDS BANKING GROUP 2012 ANNUAL REMUNERATION

The Group made the following announcement on 1 March 2013

Lloyds Banking Group has concluded its discussions on remuneration policy and annual bonuses for 2012.

CHIEF EXECUTIVE’S ANNUAL BONUS

In recognition of the Group’s performance in 2012, the Remuneration Committee has decided to make an annual performance award to the Group Chief Executive of £1,485,000 deferred in shares. The deferral period for this award will be extended to five years, and so will not be released until 2018.

This award is subject to the normal performance adjustment policy and will only vest if a share price of 73.6p has been reached for a given period of time or the Government has sold at least 33 per cent of its shareholding at prices above 61p. The Board believes that these additional conditions are in the interests of all shareholders and support the common aim of repaying the taxpayer. HM Treasury has informed us that 61p is the average price at which the equity support provided to Lloyds Banking Group is recorded in the Public Finances.

This award will not be released before the fifth anniversary and will be forfeited if neither of these conditions have been met by that date. Given these conditions, it is estimated that the expected value of this award is around £750,000.

GROUP BONUS POOL

The Group’s overall performance, and the views of stakeholders, were taken into account when considering the size of the Group bonus pool. As a result, the pool for 2012 has been set at £365 million. This represents a reduction of approximately 3 per cent from the previous year’s levels, with the reduction being applied to a greater degree to senior staff.

Average value of bonus per employee in 2012 is similar to 2011 at £3,900. For employees other than Executive Directors, annual bonus awards remain limited to an immediate cash bonus of £2,000, with any amounts over £2,000 being subject to deferral and performance adjustment. Bonus awards for Executive Directors are deferred until at least 2015.

BUSINESS

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH (“SHARES”)

The Group made the following announcement on 4 March 2013

The Group announced on 30 March 2011 and 9 March 2012 that the deferred bonus awards for 2010 and 2011 granted under the Lloyds Banking Group Deferred Bonus Plan 2008 would vest in tranches over the period September 2011 to September 2015 and be released in Shares.

In this respect, the Group announces that on 4 March 2013, after the settlement of income tax and national insurance contributions, members of the Group Executive Committee listed in the table below received, for nil consideration, the number of Shares as set out by their name.

Name	Shares
A Brittain	144,885
J Colombás	129,414
M Fisher	194,927
A Lorenzo	153,175
D Nicholson	28,069
T Strauss	72,212
M Young	38,405

PROPOSED PLACING OF SHARES IN ST JAMES’S PLACE PLC

The Group made the following announcement on 11 March 2013

Lloyds Banking Group plc (‘Lloyds’, or the ‘Group’) announces today its intention to sell an anticipated minimum 102 million ordinary shares (the ‘Placing Shares’) in St James’s Place plc (‘St James’s Place’), representing approximately 20 per cent of St James’s Place’s existing issued ordinary share capital (the ‘Placing’).

The Placing reflects Lloyds’ strategy to simplify the Group and focus on its core customer franchise. The proceeds of the Placing will be used for general corporate purposes.

Institutional shareholders (the ‘Placees’) will be sought for the Placing Shares on the Group’s behalf by a sole bookrunner through an accelerated bookbuild. The price at which the Placing Shares are to be placed will be agreed by Lloyds and the sole bookrunner at the close of the bookbuilding process. The result of the Placing will be announced as soon as possible after the close of the bookbuilding process.

Following completion of the Placing, assuming the sale of a 20 per cent stake, Lloyds will hold approximately 37 per cent of the issued share capital of St James’s Place, and has agreed with the sole bookrunner that it will not, for a period of at least 365 days following completion of the Placing, make any further disposals from its remaining holding in St James’s Place. Lloyds continues to be supportive of the St James’s Place management team, which will remain unchanged as a result of the Placing.

INFORMATION ON ST JAMES’S PLACE

St James’s Place is a FTSE 250 financial services group that provides wealth management services to individuals, trustees and businesses. With around 140,000 wealth management clients and £34.8 billion in funds under management, it is well established as one of the UK’s leading wealth managers. As at 31 December 2012, it had gross assets of £33.8 billion.

EFFECT OF THE PROPOSED PLACING ON LLOYDS BANKING GROUP

On completion of the Placing, assuming the sale of a 20 per cent stake, the Group will realise a gain on sale of approximately £350 – 400 million, including the effect of holding the Group’s residual stake at fair value. On this basis, the Placing is expected to increase the Group’s core tier 1 capital by approximately £600 million, equivalent to an approximate 20 basis points benefit to its core tier 1 capital ratio (under current capital rules). The Placing is expected to increase the Group’s net tangible assets per share by approximately 1.7 pence.

Following the Placing, the Group will no longer consolidate the results of St James’s Place in its accounts, and expects to account for St James’s Place as an associate, reflecting the Group’s share of its profit within its income statement. The statutory profit after tax but before minority interest attributable to St James’s Place in the Group’s accounts for the year ending 31 December 2012 was £76 million.

BUSINESS

PLACING OF SHARES IN ST JAMES’S PLACE PLC

The Group made the following announcement on 12 March 2013

Further to its announcement on 11 March 2013 of its intention to sell shares in St James’s Place plc (‘St James’s Place’), Lloyds Banking Group (‘Lloyds’, or the ‘Group’) announces that 101,703,070 shares have been placed at a price of £5.10 per share (the ‘Placing’). The gross proceeds of the Placing are approximately £520 million.

Settlement of the Placing will take place on Friday 15 March 2013. On completion, Lloyds will hold 185,554,264 St James’s Place shares (approximately 37 per cent of St James’s Place’s issued share capital) and will continue to have representation on its board.

Lloyds has agreed with the sole bookrunner that, for a period of 365 days following completion of the Placing, it will not make any further disposals from its remaining holding in St James’s Place.

EFFECT OF THE PLACING ON LLOYDS

As a result of the Placing, the Group will realise a gain on sale of approximately £400 million, including the effect of holding the Group’s residual stake at fair value. The Placing will increase the Group’s core tier 1 capital by approximately £600 million, equivalent to an approximate 20 basis points benefit to its core tier 1 capital ratio (under current capital rules). The Placing will increase the Group’s net tangible assets per share by approximately 1.7 pence.

As a result of the reduction in its shareholding the Group will no longer consolidate St James’s Place’s results in its accounts, and expects to account for St James’s Place as an associate, reflecting the Group’s share of St James’s Place’s profit within its income statement. The statutory profit after tax but before minority interest attributable to St James’s Place in the Group’s accounts for the year ending 31 December 2012 was £76 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The results discussed below are not necessarily indicative of Lloyds Banking Group’s results in future periods. The following information contains certain forward looking statements. For a discussion of certain cautionary statements relating to forward looking statements, see Forward looking statements.

The following discussion is based on and should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this annual report. For a discussion of the accounting policies used in the preparation of the consolidated financial statements, see Accounting policies in note 2 to the financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW AND TREND INFORMATION

MARKETPLACE TRENDS

THE ECONOMY

2012 turned out to be a year of two very different halves. The aftermath of the financial crisis continued to influence the global economy during the first half of the year, with worsening conditions in Eurozone sovereign and bank credit markets a particular drag on growth. But an improvement in crisis response in the second half of the year reduced financial market stresses and economic prospects have brightened as a result.

The weakness of developed economies since the end of the initial financial crisis-driven recession in 2009 is due to the high levels of indebtedness that many countries accumulated prior to 2008. These have been holding back economic growth through deleveraging of, initially, the private sector, but now governments too. Private sector deleveraging now looks largely complete in the US and significant progress has been made in the UK. But some Eurozone countries still appear to have significantly further to go. Across the UK, Eurozone and the US governments also need to rein in borrowing significantly. Thus, with many countries trying to reduce debt all at the same time, there has been no external offset to weak demand at home in each country. Under-anticipation of the weakness of growth in some Eurozone countries led to slippage against fiscal targets, which in turn has often triggered further cuts in government spending or higher taxes, feeding back to even weaker growth. As markets lost confidence in countries with particularly high government debt or deficit levels through 2011 and the first half of 2012, a further feedback loop developed between rising sovereign bond yields and a deteriorating outlook for government finances, raising the prospect of Eurozone break-up. Naturally this impacted consumer and business confidence, further damaging economic growth through 2012.

The response to the sovereign debt crisis in the Eurozone has improved since the middle of 2012. Decisive support from the European Central Bank to struggling sovereigns, a slightly softer stance on further austerity and agreement on steps towards a banking union have together reversed the trend of spiralling sovereign yields. At the same time banks’ funding costs have been reduced and the outlook for their capital positions improved by stronger liquidity and the declining risk of Eurozone break-up, helping to limit the need for more bank recapitalisations which would be a further burden on governments. Some concerns remain over continued pressure for further austerity in weak countries, and over the detail of banking union which at this stage doesn’t appear to sever the link between banks and sovereigns. But the sign of increased willingness and ability of Eurozone authorities to deal with crisis development has already raised financial market confidence and is key to the future improvements in consumer and business confidence necessary to secure sustained economic recovery.

The weakness of the Eurozone was a significant drag on the UK economy in 2012, with net exports worsening from the previous year. With inflation squeezing consumer spending power and government spending growing well below its normal rate, the economy was broadly flat through 2012, excluding the volatility caused by the Olympics and an additional Bank holiday for the Queen’s Diamond Jubilee. As a result, the path of this UK economic recovery has fallen even further behind that seen in previous recoveries.

Early estimates suggest the UK economy grew only marginally by 0.2 per cent in 2012 from 2011. The unemployment rate, however, is estimated to have fallen from 8.4 per cent in the last quarter of 2012 to 7.8 per cent in the three months to December 2012, a direction and scale of change that would normally only be associated with healthy economic growth. Some of the rise in employment is likely to have been a temporary boost from the Olympics but it also appears that productivity has fallen from pre-crisis levels, boosting growth in companies’ unit wage costs and being a likely contributor to inflation remaining higher than expected. Company failures have also continued to improve, down from 4,294 in England and Wales in the final quarter of 2011 to 3,834 by the final quarter of 2012, and the failure rate has improved from 0.8 per cent to 0.7 per cent of companies, close to its pre-recession trough. House prices appear to have turned upwards during the final two months of the year, ending the year 2.3 per cent up on end 2011, but commercial property prices fell on average by 4.2 per cent.

Based on data for the first three quarters of 2012, the Irish economy appears to have grown weakly after having expanded in 2011 for the first time since 2007. The unemployment rate is estimated to have started to fall around mid-year, and at 14.6 per cent at the end of 2012 was lower than 14.8 per cent at the end of 2011. Strict austerity measures in recent years, targeted at improving international competitiveness, are beginning to pay off – falling domestic demand is now being more than offset by increasing net exports. The huge correction in property markets also appears to be nearing completion. CRE prices fell by 6.5 per cent in 2012, the smallest fall since the decline started in 2008 and house prices ended 2012 4.5 per cent lower than at the end of 2011, but with a trend of monthly increases since May.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Future economic developments in the UK and Ireland continue to be highly contingent on (i) how successful political leaders are at maintaining progress against the Eurozone crisis and enacting a tough but gradual fiscal tightening in the US, (ii) to what extent the UK private sector can offset the effect of a shrinking public sector, and (iii) how the implementation of new regulation on banks impacts their ability to supply credit. With consensus forecasts for 2013 having stabilised in recent months, the most likely outlook for the Eurozone is another broadly flat year (Chart 2).

The current consensus view for 2013 UK GDP growth is better, at 1.0 per cent. The low level of imbalances in the economy relative to the 2008 position suggests that weak growth should not deteriorate into significant recession provided the Eurozone continues to move towards a solution to the sovereign debt crisis. Indeed, the abatement of the inflation squeeze on consumers should help growth improve. But with growth expected to pick up only gradually, held back by fiscal tightening and weak export markets, the Bank Rate is expected to stay at current low levels through 2013 and most probably longer, and property prices are expected to be broadly stable. The recent improvement in unemployment is expected to moderate. The recent loss of the UK’s AAA rating is not assumed to have a material impact on the outlook since it had largely been expected by financial markets.

The current consensus view for 2013 Irish GDP growth is 0.9 per cent, and the unemployment rate there is expected to improve only very gradually. House prices are expected to continue their recent rise, but the overall pace of increase is likely to be very slow.

However, whilst a definitive agreed and fully-implemented solution to the Eurozone crisis remains lacking there continues to be some risk that ongoing uncertainty around the Eurozone economic outlook, the survival of the Euro currency and the availability of credit could cause a return to a recession in the UK and Ireland, albeit that risk has declined over the past six months. Such a scenario would likely result in higher UK corporate failures, a second leg of falling property prices, albeit by less than during the 2008-9 recession, and rising commercial tenant defaults. Irish property prices would also fall further. In turn, this would have a negative impact on the Group’s income, funding costs and impairment charges. The Group has made significant progress in reducing its holdings of assets which are outside of the Group’s risk appetite, although its secondary and tertiary commercial real estate portfolios in Business Support and leverage finance portfolios do remain vulnerable.

THE IMPACT ON THE GROUP’S MARKETS

The weak economic recovery has kept growth in the Group’s markets subdued. With the economy expected to grow only weakly in 2013, the Group’s central expectation is that growth in its markets will also remain weak.

For the market as a whole, net new mortgage lending has amounted to just 0.6 per cent of outstanding balances during 2012, very similar to the previous two years. Consumers’ use of unsecured credit has begun to improve slightly – consumers made net borrowings of 0.9 per cent of outstanding balances in 2012 after 3 years of making net repayments. Household deposits rose by 5.7 per cent in 2012, however, well above the 2-3% growth rates of the previous 3 years although still only just over half the pre-crisis rate.

Companies have continued to hold back investment spending and prioritise cash flow, feeding both into lower borrowing and higher deposits. Non-financial companies made net repayments of 2.6 per cent of sterling lending from banks and building societies in 2012, after repayments of 2.9 per cent in 2011, 3.5 per cent in 2010 and 2.4 per cent in 2009. These aggregates reflect a significant amount of refinancing in capital markets by large companies. Company deposits with UK banks rose by 4.9 per cent in 2012, the greatest rate of increase for 5 years.

The Group’s central expectation of a year of only gradual recovery for the UK economy in 2013 is likely to be accompanied by a slight fallback in customer deposit growth with demand for borrowing improving only slowly.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

The accounting policies that are deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, are discussed in note 3 to the financial statements.

FUTURE ACCOUNTING DEVELOPMENTS

Future developments in relation to the Group’s IFRS reporting are discussed in note 57 to the financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS – 2012, 2011 AND 2010

SUMMARY
	2012	2011	2010
	£m	£m	£m

Net interest income	9,075	12,698	12,546
Other income[1]	29,831	14,145	31,410

Total income	38,906	26,843	43,956
Insurance claims	(18,396)	(6,041)	(19,088)

Total income, net of insurance claims	20,510	20,802	24,868
Operating expenses	(15,931)	(13,050)	(16,470)

Trading surplus	4,579	7,752	8,398
Impairment	(5,149)	(8,094)	(10,952)
Loss on disposal of businesses	—	—	(365)

Loss before tax	(570)	(342)	(2,919)
Taxation	(773)	(36)	325

Loss for the year	(1,343)	(378)	(2,594)

Profit attributable to non-controlling interests	84	73	62
Loss attributable to equity shareholders	(1,427)	(451)	(2,656)

Loss for the year	(1,343)	(378)	(2,594)

[1]

As the Group’s share of results of joint ventures and associates is no longer significant, this is now included within other operating income; comparatives have been re-presented on a consistent basis.

2012 COMPARED WITH 2011

For the year ended 31 December 2012, the Group recorded a loss before tax of £570 million compared with a loss before tax in 2011 of £342 million; the result in 2012 included a provision in respect of redress to customers relating to past sales of Payment Protection Insurance of £3,575 million (2011: £nil).

Total income increased by £12,063 million, or 45 per cent, to £38,906 million in 2012 compared with £26,843 million in 2011, comprising a £15,686 million increase in other income only partly offset by a decrease of £3,623 million in net interest income.

Net interest income was £9,075 million in 2012; a decrease of £3,623 million, or 29 per cent compared to £12,698 million in 2011. There was a credit of £109 million in 2012 arising from liability management gains compared to a credit of £696 million in 2011 (see page 17) and an adverse impact of £1,647 million from an increase in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group. After adjusting for these items, there was a reduction in net interest income of 12 per cent reflecting a decrease in average interest-earning assets across all Divisions, mainly due to subdued lending demand and the disposal of assets outside of the Group’s risk appetite. It was also driven by a decrease in net interest margin, which resulted from competitive deposit markets and elevated wholesale funding costs continuing into 2012, with the average cost of new funding continuing to be higher than the average cost of maturing funds.

Other income was £15,686 million, or 111 per cent, higher at £29,831 million in 2012 compared to £14,145 million in 2011. Fee and commission income was £204 million, or 4 per cent, lower at £4,731 million compared to £4,935 million in 2011. Fee and commission expense increased by £47 million or 3 per cent to £1,438 million compared with £1,391 million in 2011. Net trading income increased by £13,922 million to £13,554 million in 2012 compared to a deficit of £368 million in 2011; this increase included an improvement of £14,024 million in gains on policyholder investments held within the insurance business, offset by a similar increase in the related claims expense. Insurance premium income was largely unchanged at £8,284 million in 2012 compared with £8,170 million in 2011; an increase of £114 million or 1 per cent. During 2012 the Group exchanged certain existing subordinated debt securities for new securities and also took advantage of opportunities to buy back some of its other issued securities; these exchanges resulted in a loss on extinguishment of the existing securities of £338 million, being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued and other consideration paid. Together with related fees and costs, liability management activities resulted in gains of £599 million recognised in 2011. Excluding the impact of liability management activities, other operating income was £2,838 million higher at £5,038 million in 2012 compared to £2,200 million in 2011; this largely reflected profits on the sale of government bonds as the Group repositions its portfolio and a positive variance of £891 million in the income arising from the movement in value of in-force insurance business.

Insurance claims expense was £12,355 million higher at £18,396 million in 2012 compared to £6,041 million in 2011. The insurance claims expense in respect of life and pensions business was £12,333 million higher at £18,031 million in 2012 compared to £5,698 million in 2011; this increase in claims was matched by a similar improvement in net trading income, reflecting the improved performance of policyholder investments. Insurance claims in respect of general insurance business were £22 million, or 6 per cent, higher at £365 million compared to £343 million in 2011.

Operating expenses increased by £2,881 million, or 22 per cent to £15,931 million in 2012 compared with £13,050 million in 2011; the main reasons for the increase being the £3,575 million payment protection insurance provision raised in 2012, only partly offset by a past service pension credit of £250 million in the same year. Staff costs were £717 million, or 12 per cent lower at £5,449 million in 2012 compared with £6,166 million in 2011. Excluding the past service pension credit in 2012, staff costs were £467 million, or 8 per cent lower at £5,699 million compared with £6,166 million in 2011 due to the ongoing impact of headcount reductions, more than offsetting the effect of annual pay rises. Premises and equipment costs were £102 million, or 10 per cent, lower at £949 million compared with £1,051 million in 2011. Other expenses (excluding the charges in respect of payment protection insurance and other regulatory provisions of £4,175 million from 2012 and £175 million from 2011) were £186 million, or 5 per cent, lower at £3,232 million in 2012 compared with £3,418 million in 2011 as increased technology-related spend was more than offset by reductions in advertising spend and in other costs. Depreciation and amortisation costs were £49 million, or 2 per cent lower at £2,126 million in

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2012 compared to £2,175 million in 2011. In 2011 there had been a charge of £65 million in relation to the impairment of tangible fixed assets; there was no such charge in 2012.

Impairment losses decreased by £2,945 million, or 36 per cent, to £5,149 million in 2012 compared with £8,094 million in 2011. Impairment losses in respect of loans and advances to customers were £2,895 million, or 36 per cent, lower at £5,125 million compared with £8,020 million in 2011. The overall performance of the portfolio continues to improve and benefits from low interest rates and broadly stable UK residential property prices, partly offset by the subdued UK economy, the weak commercial real estate market, and high, although improving, unemployment.

The impairment charge in respect of debt securities classified as loans and receivables was £53 million better at a credit of £4 million in 2012 compared to a charge of £49 million in 2011 and the impairment charge in respect of available-for-sale financial assets was £43 million, or 54 per cent, lower at £37 million in 2012 compared to £80 million in 2011. There was a release of £9 million in respect of other credit provisions compared to a release of £55 million in 2011, as a number of commitments have now been drawn down.

In 2012, the Group recorded a tax charge of £773 million compared to a tax charge of £36 million in 2011. The tax charge of £773 million in 2012 arose on a loss before tax of £570 million. This tax charge reflects a policyholder tax charge arising from the revaluation of policyholder tax credits in light of current economic forecasts and recent changes to the taxation of life insurance companies and the impact of the UK corporation tax rate reduction to 23 per cent on the net deferred tax asset.

The Group continues to focus on improving its risk profile and further strengthening its balance sheet, through improving the capital and funding position and making continued progress on reducing holdings of assets outside of its risk appetite, despite challenging market conditions, resulting in a reduction in such assets of £42 billion to £98 billion. There was a further strengthening of the funding position, with an improvement in the maturity profile of wholesale funding, with less than 30 per cent of wholesale funding having a maturity of less than one year at 31 December 2012, compared to 45 per cent at 31 December 2011.

As at 31 December 2012, the Group’s capital ratios had increased with a total capital ratio on a Basel II basis of 17.3 per cent (compared to 15.6 per cent at 31 December 2011); a tier 1 capital ratio of 13.8 per cent (compared to 12.5 per cent at 31 December 2011) and a core tier 1 ratio of 12.0 per cent (compared to 10.8 per cent at 31 December 2011). During 2012 risk-weighted assets decreased by £42,042 million to £310,299 million at 31 December 2012 compared with £352,341 million at 31 December 2011; this decrease reflected risk-weighted asset reductions across all divisions driven by reductions in assets outside of the Group’s risk appetite, lower lending balances and strong management of risk. Risk-weighted assets in the Retail division were £7,767 million lower, risk-weighted assets in Commercial Banking were £27,676 million lower and those in Wealth, Asset Finance and International were £7,426 million lower.

2011 COMPARED WITH 2010

For the year ended 31 December 2011, the Group recorded a loss before tax of £342 million compared with a loss before tax in 2010 of £2,919 million, which had been driven by the £3,200 million payment protection insurance provision (see page F-74) although this had been partly offset by a pension curtailment gain in the same year of £910 million.

Total income decreased by £17,113 million to £26,843 million in 2011 compared with £43,956 million in 2010, comprising a £17,265 million reduction in other income only marginally offset by an increase of £152 million in net interest income.

Net interest income was £12,698 million in 2011; an increase of £152 million, or 1 per cent compared to £12,546 million in 2010. There was a credit of £696 million in 2011 arising from liability management gains and a benefit of £1,117 million from a reduction in the amounts payable to unitholders in those Open-Ended Investment Companies included in the consolidated results of the Group. However, net interest income in the Group’s banking businesses fell as a result of both a reduction in average interest earning banking assets in the year and a reduction in the net interest margin. The decline in the net interest margin reflected higher wholesale funding costs, higher deposit rates and the effect of refinancing a significant amount of government and central bank facilities, partially offset by an improvement in customer margins and funding mix.

Other income was £17,265 million, or 55 per cent, lower at £14,145 million in 2011 compared to £31,410 million in 2010. Fee and commission income was £57 million, or 1 per cent, lower at £4,935 million compared to £4,992 million in 2010. Fee and commission expense decreased by £291 million or 17 per cent to £1,391 million compared with £1,682 million in 2010. Net trading income decreased by £16,092 million to a deficit of £368 million in 2011 compared to a surplus of £15,724 million in 2010; this decrease included a reduction of £14,267 million in gains on policyholder investments held within the insurance business, offset by a similar decrease in the related claims expense, see below. Insurance premium income was largely unchanged at £8,170 million in 2011 compared with £8,148 million in 2010; an increase of £22 million. During 2011 the Group exchanged certain existing subordinated debt securities for new securities; these exchanges resulted in a gain on extinguishment of the existing securities of £599 million, being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs; this gain was £176 million, or 42 per cent higher than the liability management gains recognised in 2010. Excluding the liability management gains, other operating income was £1,605 million, or 42 per cent, lower at £2,200 million in 2011 compared to £3,805 million in 2010; this largely reflected an adverse variance of £1,411 million in the income arising from the movement in value of in-force insurance business.

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

Operating expenses decreased by £3,420 million, or 21 per cent to £13,050 million in 2011 compared with £16,470 million in 2010; the main reasons for the reduction being the £3,200 million payment protection insurance provision and the £500 million customer goodwill payments provision, raised in 2010, partly offset by a pension curtailment gain of £910 million in the same year. Staff costs were £544 million, or 10 per cent higher at £6,166 million in 2011 compared with £5,622 million in 2010. However, excluding the pension curtailment gain in 2010, staff costs were £366 million, or 6 per cent lower at £6,166 million compared with £6,532 million in 2010. Premises and equipment costs were £126 million, or 11 per cent, lower at £1,051 million compared with £1,177 million in 2010. Other expenses were £81 million, or 2 per cent higher, at £3,418 million in 2011 compared with £3,337 million in 2010. Depreciation and amortisation costs were £257 million, or 11 per cent lower at £2,175 million in 2011 compared to £2,432 million in 2010. In 2011 there was a charge of £65 million in relation to the impairment of tangible fixed assets which was £137 million, or 68 per cent lower than the charge of £202 million in 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Impairment losses decreased by £2,858 million, or 26 per cent, to £8,094 million in 2011 compared with £10,952 million in 2010. Impairment losses in respect of loans and advances to customers were £2,707 million, or 25 per cent, lower at £8,020 million compared with £10,727 million in 2010. The lower charges were principally due to the continued application of the Group’s prudent risk appetite and strong risk management controls resulting in improved portfolio and new business quality, continued low interest rates, and broadly stable UK property prices, partly offset by weakening UK economic growth and rising unemployment. In Retail there was a higher secured impairment charge, with the increase in 2010 largely reflecting a less certain outlook for house prices, together with a decrease in the unsecured impairment charge, reflecting continued improving new business quality and portfolio trends as a result of the Group’s risk appetite, with a focus on lending to existing customers. In Commercial Banking there was a decrease in the impairment charge, primarily driven by lower impairment from the corporate real estate and real estate related asset portfolios and in the European and Australian corporate books partly offset by higher impairment on leveraged acquisition finance exposures. The continued low interest rate environment helped to maintain defaults at a reduced level. In Wealth, Asset Finance and International, impairment charges were also lower; the reduction predominantly reflected lower impairment charges in the Irish portfolio where the rate of impaired loan migration had slowed.

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

The Group continued to focus on improving its risk profile and further strengthening its balance sheet, through improving the capital and funding position and making progress on reducing holdings of assets outside of its risk appetite, which resulted in a reduction in such assets of £53 billion to £141 billion, against a commitment to decrease these assets to less than £90 billion by the end of 2014. There was a further strengthening of the funding position, with £35 billion of term wholesale funding raised, around £10 billion more than initially targeted. The Group’s new pricing management of savings products and its multi-brand strategy resulted in customer deposit growth (excluding balances arising from repurchase agreements) of 6 per cent, above market growth. The Group had a particularly strong performance from the Halifax challenger brand as a result of innovative products launched in the year. Deposit growth, progress in funding and the asset reductions facilitated further pay-down of government and central bank facilities from £97 billion at the 2010 year end to £24 billion at the end of 2011 (with nothing outstanding under the Bank of England’s Special Liquidity Scheme).

The Group’s credit market exposures primarily related to asset-backed security exposures held in the Commercial Banking division; on the balance sheet these exposures were classified as loans and receivables, available-for-sale financial assets or trading and other financial assets at fair value through profit or loss depending on the nature of the investment. The Wholesale division’s total exposure to asset-backed securities (ABS) had decreased by £19,443 million from £34,724 million at 31 December 2010 to £15,281 million at 31 December 2011 as these investment holdings continued to reduce.

At 31 December 2011, the Group’s capital ratios had increased with a total capital ratio on a Basel II basis of 15.6 per cent (compared to 14.5 per cent at 31 December 2010); a tier 1 capital ratio of 12.5 per cent (compared to 11.0 per cent at 31 December 2010) and a core tier 1 ratio of 10.8 per cent (compared to 9.6 per cent at 31 December 2010). During 2011 risk-weighted assets had decreased by £54,031 million to £352,341 million at 31 December 2011 compared with £406,372 million at 31 December 2010; this decrease reflected risk-weighted asset reductions across all divisions driven by balance sheet reductions, lower lending balances and stronger management of risk, including a £6,017 million reduction in the Retail division, a £37,009 million reduction in the Commercial Banking division and a £7,943 million reduction in Wealth, Asset Finance and International.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

NET INTEREST INCOME
	2012	2011	2010

Net interest income £m	9,075	12,698	12,546
Average interest-earning assets £m	709,345	736,032	741,883
Average rates:
Gross yield on interest-earning assets%[1]	3.32	3.58	3.95
Interest spread%[2]	1.09	1.62	1.64
Net interest margin%[3]	1.28	1.73	1.69

[1]	Gross yield is the rate of interest earned on average interest-earning assets.

[2]	Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

[3]

The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

2012 COMPARED WITH 2011

Net interest income was £9,075 million in 2012; a decrease of £3,623 million, or 29 per cent compared to £12,698 million in 2011. There was a small credit of £109 million in 2012 arising from liability management gains compared to a credit of £696 million in 2011 and a negative impact of £1,647 million from an increase in the amounts payable to unitholders in those Open-Ended Investment Companies included in the consolidated results of the Group. After adjusting for these items, the underlying reduction in net interest income reflected a decrease in average interest-earning assets, mainly due to the disposal of assets outside of the Group’s risk appetite and subdued lending demand. It was also driven by decrease in net interest margin, which resulted from competitive deposit markets and elevated wholesale funding costs continuing into 2012, with the average cost of new funding continuing to be higher than the average cost of maturing funds. These effects were partly mitigated by the benefits of re-pricing certain lending portfolios, an improving funding mix, and the reduction in certain lower margin asset portfolios.

Average interest-earning assets were £26,687 million, or 4 per cent, lower at £709,345 million in 2012 compared to £736,032 million in 2011. This reduction reflected the continuing run-off of assets which were outside of the Group’s risk appetite from the Group’s balance sheet and subdued lending demand.

Average interest-earning assets in Retail were £11,472 million, or 3 per cent, lower at £350,673 million in 2012 compared to £362,145 million in 2011. Average personal mortgage balances were £8,806 million, or 3 per cent, lower at £326,690 million in 2012 compared with £335,496 million in 2011. Average other personal lending balances were £2,666 million, or 10 per cent, lower at £23,983 million in 2012 compared with £26,649 million in 2011 as a result of customers continuing to reduce their personal indebtedness, particularly in unsecured lending.

Average interest-earning assets across the rest of the Group were £15,215 million, or 4 per cent, lower at £358,672 million in 2012 compared to £373,887 million in 2011. Relationship lending and similar average interest-earning assets in Commercial Banking were £22,327 million, or 13 per cent, lower at £144,379 million in 2012 compared to £166,706 million in 2011. Balances in Wealth, Asset Finance and International were £8,327 million, or 15 per cent, lower at £48,208 million in 2012 compared to £56,535 million in 2011. The remainder of the Group’s average interest-earning assets, which include certain non-relationship and treasury-related balances in the Commercial Banking division and the bank deposits held in the insurance business, were £15,439 million, or 10 per cent, higher at £166,085 million in 2012 compared to £150,646 million in 2011.

The Group’s net interest margin decreased by 45 basis points to 1.28 per cent in 2012 compared to 1.73 per cent in 2011. However, net interest income in 2012 included only £109 million in relation to the revision in the carrying values of certain debt securities compared to £696 million in 2011; and there was also a charge of £1,428 million in respect of amounts payable to policyholders in consolidated Open-Ended Investment Companies compared to a credit of £219 million in 2011. Excluding these amounts net interest income was £1,389 million, or 12 per cent, lower at £10,394 million in 2012 compared to £11,783 million in 2011 and the net interest margin was 13 basis points lower at 1.47 per cent in 2012 compared to 1.60 per cent in 2011. Margins in Commercial banking reduced, as a result of increased wholesale funding costs and competition for customer deposits; margins were also lower in Wealth, Asset Finance and International as a result of the run-off of assets outside of the Group’s risk appetite. Margins in Retail, however, were stable as the impact of higher funding costs and portfolio de-risking was largely mitigated by repricing of selected lending portfolios.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2011 COMPARED WITH 2010

Net interest income was £12,698 million in 2011; an increase of £152 million, or 1 per cent compared to £12,546 million in 2010. There was a credit of £696 million in 2011 arising from liability management gains (see below) and a benefit of £1,117 million from a reduction in the amounts payable to unitholders in those Open-Ended Investment Companies included in the consolidated results of the Group. However, there were decreases within the Retail division, as a result of higher wholesale funding costs which were not matched by average customer rates, and previous de-risking of the lending portfolio resulting in reduced secured lending balances; and in the Commercial Banking division reflecting lower interest-earning asset balances and higher funding costs partly offset by improved margins on deposit products.

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

Average interest-earning assets across the rest of the Group were £5,112 million, or 1 per cent, higher at £373,887 million in 2011 compared to £368,775 million in 2010. Relationship lending and similar average interest-earning assets in Commercial Banking were £24,812 million, or 13 per cent, lower at £166,706 million in 2011 compared to £191,518 million in 2010, as demand for new corporate lending and refinancing of existing facilities was more than offset by maturities, reflecting a continued trend of subdued corporate demand for lending and customer deleveraging. Balances in Wealth, Asset Finance and International were £4,708 million, or 8 per cent, lower at £56,535 million in 2011 compared to £61,243 million in 2010. The remainder of the Group’s average interest-earning assets, which include certain non-relationship and treasury-related balances in the Commercial Banking division and the bank deposits held in the insurance business, were £34,617 million, or 30 per cent, higher at £150,646 million in 2011 compared to £116,029 million in 2010.

The Group’s net interest margin increased by 4 basis points to 1.73 per cent in 2011 compared to 1.69 per cent in 2010. However, net interest income in 2011 included £696 million in relation to the revision in the carrying values of certain debt securities. During December 2011, the Group completed the exchange of certain subordinated debt securities issued by Lloyds TSB Bank plc and HBOS plc for new subordinated debt securities issued by Lloyds TSB Bank plc by undertaking an exchange offer on certain securities which were eligible for call before 31 December 2012. As part of the exchange, the Group announced that all decisions to exercise calls on those original securities that remained outstanding following the exchange offer would be made with reference to the prevailing regulatory, economic and market conditions at the time. These securities would not, therefore, be called at their first available call date which would lead to coupons continuing to be paid until possibly the final redemption date of the securities. Consequently, the Group was required to adjust the carrying amount of these securities to reflect the revised estimated cash flows over their revised life and to recognise this change in carrying value in interest expense. Included within net interest income was a credit of £570 million in respect of the securities that remained outstanding following the exchange offer. In December 2011, the Group decided to defer payment of non-mandatory coupons on certain securities and, instead, settle them using an Alternative Coupon Satisfaction Mechanism on their contractual terms. This change in expected cash flows resulted in a gain of £126 million in net interest income from the recalculation of the carrying value of these securities. Excluding these amounts net interest income was £544 million, or 4 per cent, lower at £12,002 million in 2011 compared to £12,546 million in 2010 and the net interest margin was 6 basis points lower at 1.63 per cent in 2011 compared to 1.69 per cent in 2010. An increase in margin in Commercial Banking was more than offset by reduced margins in Retail and in Wealth, Asset Finance and International. Margins in Commercial Banking improved as a result of the impact of higher funding costs being offset by re-pricing activity and increased deposit margins and values. In Retail margins decreased due to muted demand for credit and previous de-risking of the lending portfolios with a resulting reduction in unsecured balances. Margins in Wealth, Asset Finance and International decreased reflecting the increased strains of lost earnings on higher impaired asset balances and higher funding costs although this was partly offset by stronger deposit margins in the Wealth businesses and higher deposit balances and margins in the Group’s International on-line deposit business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER INCOME
	2012 £m	2011 £m	2010 £m
Fee and commission income:
Current account fees	1,008	1,053	1,086
Credit and debit card fees	941	877	812
Other	2,782	3,005	3,094
	4,731	4,935	4,992
Fee and commission expense	(1,438)	(1,391)	(1,682)
Net fee and commission income	3,293	3,544	3,310
Net trading income	13,554	(368)	15,724
Insurance premium income	8,284	8,170	8,148
Liability management	(338)	599	423
Other[1]	5,038	2,200	3,805
Other operating income	4,700	2,799	4,228
Total other income	29,831	14,145	31,410

[1]

As the Group’s share of results of joint ventures and associates is no longer significant, this is now included within other operating income; comparatives have been re-presented on a consistent basis.

2012 COMPARED WITH 2011

Other income was £15,686 million, or 111 per cent, higher at £29,831 million in 2012 compared to £14,145 million in 2011.

Fee and commission income was £204 million, or 4 per cent, lower at £4,731 million in 2012 compared with £4,935 million in 2011. Current account fees were £45 million, or 4 per cent, lower at £1,008 million in 2012 compared to £1,053 million in 2011. An increase of £64 million, or 7 per cent, in credit and debit card fees from £877 million in 2011 to £941 million in 2012 resulted from increased customer activity and merchanting charges. Other fees and commissions were £223 million, or 7 per cent, lower at £2,782 million in 2012 compared with £3,005 million in 2011.

Fee and commission expense was £47 million, or 3 per cent, higher at £1,438 million in 2012 compared to £1,391 million in 2011.

Net trading income was £13,922 million higher at £13,554 million in 2012 compared with a deficit of £368 million in 2011. Net trading income within the insurance businesses was £13,506 million in 2012 compared to a deficit of £518 million in 2011, which reflects the improved market performance in 2012, however this increase along with the small increase in long-term insurance premium income were largely offset by the overall increase in insurance claims expense. A gain of £249 million in 2012, compared with a loss in 2011 of £5 million, arose from the change in fair value of the embedded equity conversion feature contained in the Enhanced Capital Notes issued by the Group. Net trading income within the Group’s banking activities was £356 million lower at a loss of £201 million in 2012 compared with net gains of £155 million in 2011.

Insurance premium income was largely unchanged at £8,284 million in 2012 compared with £8,170 million in 2011; an increase of £114 million, or 1 per cent. Earned premiums in respect of the Group’s long-term life and pensions business were £215 million, or 3 per cent, higher at £7,169 million in 2012 compared to £6,954 million in 2011. General insurance earned premiums were £101 million, or 8 per cent, lower at £1,115 million in 2012 compared with £1,216 million in 2011.

Other operating income was £1,901 million, or 68 per cent, higher at £4,700 million in the 2012 compared to £2,799 million in 2011. During February 2012, the Group completed the exchange of certain subordinated debt securities issued by the HBOS group for new subordinated debt securities issued by Lloyds TSB Bank plc by undertaking an exchange offer on certain securities which were eligible for call during 2012. This exchange resulted in a gain on the extinguishment of the existing securities of £59 million; additionally, during the second half of 2012 losses totalling £397 million arose on the buy-back of other debt securities. These net losses of £338 million in respect of liability management compared to gains of £599 million in 2011.

Other operating income, excluding liability management, was £2,838 million, or 129 per cent, higher at £5,038 million in 2012 compared with £2,200 million in 2011; this was mainly driven by an increase of £3,204 million in gains on sale of available-for-sale financial assets, as the Group repositioned its portfolio of government securities, and an improvement in the movement in value of in-force business from a loss of £622 million in 2011 to a profit of £269 million in 2012.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2011 COMPARED WITH 2010

Other income was £17,265 million, or 55 per cent, lower at £14,145 million in 2011 compared to £31,410 million in 2010.

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

Other operating income, excluding the liability management gains, was £1,605 million, or 42 per cent, lower at £2,200 million in 2011 compared with £3,805 million in 2010; this was mainly driven by a significant decline in the movement in value of in-force business from a profit of £789 million in 2010 to a loss of £622 million in 2011, particularly reflecting non-economic assumption changes and economic variance (see note 29 to the financial statements), along with lower levels of operating lease rentals receivable and lower gains on disposal of available-for-sale financial assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING EXPENSES
	2012 £m	2011 £m	2010[1] £m
Administrative expenses:
Staff:
Salaries	3,411	3,784	3,787
Performance-based compensation	395	361	533
Social security costs	383	432	396
Pensions and other post-retirement benefit schemes:
Past service credits and curtailment gains	(250)	—	(910)
Other	547	401	628
	297	401	(282)
Restructuring costs	217	124	119
Other staff costs	746	1,064	1,069
	5,449	6,166	5,622
Premises and equipment:
Rent and rates	488	547	602
Hire of equipment	17	22	18
Repairs and maintenance	174	188	199
Other	270	294	358
	949	1,051	1,177
Other expenses:
Communications and data processing	1,082	954	1,126
Advertising and promotion	314	398	362
Professional fees	550	576	742
Financial services compensation scheme levy	175	179	46
UK bank levy	179	189	—
Other	932	1,122	1,061
	3,232	3,418	3,337
Depreciation and amortisation:
Depreciation of tangible fixed assets	1,431	1,434	1,635
Amortisation of acquired value of in-force non-participating investment contracts	79	78	76
Amortisation of other intangible assets	616	663	721
	2,126	2,175	2,432
Impairment of tangible fixed assets[1]	—	65	202
Total operating expenses, excluding regulatory provisions	11,756	12,875	12,770
Regulatory provisions:
Payment protection insurance provision	3,575	—	3,200
Other regulatory provisions[2]	600	175	500
	4,175	175	3,700
Total operating expenses	15,931	13,050	16,470
Cost: income ratio (%)[3]	77.7	62.7	66.2

[1]	In 2011 £65 million (2010: £52 million) of the impairment of tangible fixed assets related to integration activities.

[2]	In addition, regulatory provisions of £50 million (2011: £nil; 2010: £nil) have been charged against income.

[3]	Total operating expenses divided by total income, net of insurance claims.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2012 COMPARED WITH 2011

Operating expenses increased by £2,881 million, or 22 per cent, to £15,931 million in 2012 compared with £13,050 million in 2011. This increase principally reflected the £3,575 million payment protection insurance provision made in 2012.

Staff costs were £717 million, or 12 per cent, lower in 2012 at £5,449 million compared to £6,166 million in 2011; in part reflecting a past service pension credit of £250 million in 2012. Excluding the past service pension credit of £250 million in 2012, staff costs were lower by £467 million, a decrease of 8 per cent from £6,166 million in 2011. Salaries were £373 million, or 10 per cent, lower at £3,411 million in 2012 compared with £3,784 million in 2011 as the impact of annual pay rises was more than offset by staff reductions. Pension costs, excluding the past service pension credit in 2012, were £146 million, or 36 per cent, higher at £547 million in 2012 compared to £401 million in 2011, principally as a result of reduced expected returns on defined benefit scheme assets during 2012. Social security costs were £49 million, or 11 per cent, lower at £383 million in 2012 compared with £432 million in 2011 in line with the decrease in salaries. Staff restructuring costs were £93 million, or 75 per cent, higher at £217 million in 2012 compared with £124 million in 2011, and other staff costs were £318 million, or 30 per cent, lower at £746 million in 2012 compared with £1,064 million in 2011.

Premises and equipment costs were £102 million, or 10 per cent, lower at £949 million in 2012 compared to £1,051 million in 2011. Rent and rates was £59 million, or 11 per cent, lower at £488 million in 2012 compared to £547 million in 2011 as the Group continues to rationalise its property portfolio, and other premises and equipment costs decreased by £24 million or 8 per cent, in part due to increased profits on disposal of operating lease assets and other equipment.

Other expenses (excluding the regulatory provisions charges of £4,175 million from 2012 and £175 million from 2011) were £186 million, or 5 per cent, lower at £3,232 million in 2012 compared with £3,418 million in 2011. Communications and data processing costs were £128 million, or 13 per cent, higher at £1,082 million in 2012 compared with £954 million in 2011 as a result of project-related spend and increased demand for technology in the business. Advertising and promotion costs were £84 million, or 21 per cent, lower at £314 million in 2012 compared with £398 million in 2011 following reduced expenditure within the integration programme and scaling-back of marketing spend; and other costs were £190 million, or 17 per cent, lower at £932 million in 2012 compared with £1,122 million in 2011.

Depreciation and amortisation costs were £49 million, or 2 per cent, lower at £2,126 million in 2012 compared with £2,175 million in 2011, this reflects a reduction in the charge for the amortisation of acquisition intangibles.

A charge of £65 million arose in 2011 in respect of impairment of tangible fixed assets, all of which related to integration activities; however, there was no such charge in 2012.

The Group incurred a regulatory provisions charge of £4,175 million in 2012 compared to £175 million in 2011 of which £3,575 million (2011: £nil) related to payment protection insurance. For further details see note 44 to the financial statements.

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

Other expenses were £81 million, or 2 per cent, higher at £3,418 million in 2011 compared with £3,337 million in 2010. In 2011 there was a charge of £189 million for the UK bank levy and a total of £179 million for Financial Services Compensation Scheme (FSCS) levies compared to only £46 million in 2010. Excluding these items, other expenses in 2011 were £241 million, or 7 per cent, lower at £3,050 million compared to £3,291 million in 2010. Communications and data processing costs were £172 million, or 15 per cent, lower at £954 million in 2011 compared with £1,126 million in 2010 as a result of increased amounts of software expenditure being suitable for capitalisation as the integration programme has progressed. Professional fees were £166 million, or 22 per cent, lower at £576 million in 2011 compared with £742 million in 2010 following reduced expenditure within the integration programme and on a number of specific projects.

Depreciation and amortisation costs were £257 million, or 11 per cent, lower at £2,175 million in 2011 compared with £2,432 million in 2010. This reflects reductions in the operating lease asset portfolio, certain tranches of equipment now being fully depreciated and some reduction in the charge for the amortisation of acquisition intangibles.

A charge of £65 million arose in respect of impairment of tangible fixed assets, all of which related to integration activities; in 2010, £52 million of the total charge of £202 million had related to integration activities whilst the remainder had related to impairment of assets held by an oil drilling rig business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENT

	2012 £m	2011 £m	2010 £m
Impairment losses on loans and receivables:
Loans and advances to banks	—	—	(13)
Loans and advances to customers	5,125	8,020	10,727
Debt securities classified as loans and receivables	(4)	49	57
Total impairment losses on loans and receivables	5,121	8,069	10,771
Impairment of available-for-sale financial assets	37	80	106
Other credit risk provisions	(9)	(55)	75
Total impairment charged to the income statement	5,149	8,094	10,952

2012 COMPARED WITH 2011

Impairment losses decreased by £2,945 million, or 36 per cent, to £5,149 million in 2012 compared to £8,094 million in 2011.

The decrease in the Group’s charge was seen across all divisions. The overall performance of the Group’s lending portfolio continues to improve and benefits from low interest rates and broadly stable UK residential property prices, partly offset by the subdued UK economy, the weak commercial real estate market, and high, although improving, unemployment.

The impairment charge in respect of loans and advances to customers was £2,895 million, or 36 per cent, lower at £5,125 million compared to £8,020 million in 2011.

In Retail, credit performance across the business continued to be robust despite the subdued economic environment. This was supported by the Group’s sustainable approach to risk, a continued focus on lending to existing customers and low interest rates. The unsecured impairment charge reduced as a result of the approach to risk (resulting in improved new business quality), effective portfolio management and a reduction in unsecured balances. The secured impairment charge decreased, reflecting further reductions in impaired loans in the secured portfolio.

Within Commercial Banking, impairment charges decreased following disposals of assets which are outside of the Group’s risk appetite, particularly in Australia, and within the Acquisition Finance portfolio which mainly reflected de-risking and client deleveraging, partly offset by further deterioration in the Shipping portfolio as a result of a weak market. In addition, a number of specific large impairments in the Corporate book in 2011 have not been repeated.

In Wealth, Asset Finance and International, the reduced charge particularly reflected an improvement in the Irish business; the rate of increase in newly impaired loans in Ireland has slowed over 2012.

There was no impairment charge in respect of loans and advances to banks in 2012 or 2011. The impairment charge in respect of debt securities classified as loans and receivables was £53 million better at a credit of £4 million in 2012 compared to a charge of £49 million in 2011. The impairment charge in respect of available-for-sale financial assets was £43 million, or 54 per cent, lower at £37 million in 2012 compared to £80 million in 2011.

There was a release of £9 million in respect of other credit provisions in 2012 compared to a release of £55 million in 2011 when a number of commitments had been drawn down.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In Retail there was a higher secured impairment charge, with the increase on 2010 largely reflecting a less certain outlook for house prices, and provisioning against existing credit risks which have longer emergence periods due to current low interest rates. These factors were partially offset by an improvement in the quality of the secured portfolio. Secured asset quality remained good and the number of customers entering arrears reduced through 2011 compared to 2010. The stock of properties in repossession remained stable and the sales prices of repossessed properties continued to be at expected values. The proportion of the mortgage portfolio with an indexed loan-to-value (LTV) of greater than 100 per cent decreased to 12 per cent at 31 December 2011, benefitting from the regional mix of lending. The value of the portfolio with an indexed LTV of greater than 100 per cent and more than three months in arrears was stable at just over £3 billion. There was a decrease in the unsecured impairment charge, reflecting continued improving new business quality and portfolio trends as a result of its conservative risk appetite, with a focus on lending to existing customers.

In Commercial Banking there was a decrease in the impairment charge, primarily driven by lower impairment from the corporate real estate and real estate related asset portfolios partly offset by higher impairment on leveraged acquisition finance exposures. The continued low interest rate environment helped to maintain defaults at a reduced level. In addition, newly impaired assets, being generally of better quality, require a lower level of provisions once impaired than previously impaired assets.

In Wealth, Asset Finance and International, impairment charges were also lower. The reduction predominantly reflected lower impairment charges in the Irish portfolio where the rate of impaired loan migration slowed. The impairment charge as a percentage of average loans and advances to customers improved.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TAXATION

	2012 £m	2011 £m	2010 £m
UK corporation tax:
Current tax on profits for the year	(175)	(93)	(146)
Adjustments in respect of prior years	58	(146)	310
	(117)	(239)	164
Double taxation relief	—	—	1
	(117)	(239)	165
Foreign tax:
Current tax on profits for the year	(86)	(90)	(82)
Adjustments in respect of prior years	(8)	36	49
	(94)	(54)	(33)
Current tax credit (charge)	(211)	(293)	132
Deferred tax	(562)	257	193
Taxation (charge) credit	(773)	(36)	325

2012 COMPARED WITH 2011

The rate of tax is influenced by the geographic and business mix of profits.

The Group’s tax charge or credit is distorted, in particular, by the requirement to include, within income tax in the income statement, the tax attributable to UK life insurance policyholder earnings and the Group’s interests in Open Ended Investment Companies.

In 2012, a tax charge of £773 million arose on the loss before tax of £570 million and in 2011 a tax charge of £36 million arose on the loss before tax of £342 million. The statutory corporation tax rates were 24.5 per cent for 2012 and 26.5 per cent for 2011.

The Finance Act 2012 introduced a new UK tax regime for life insurance companies from 1 January 2013. These changes are reflected in the deferred tax balances at 31 December 2012. The consequence of these changes, combined with current economic forecasts, results in a debit of £780 million to the tax charge. In 2011, without the change in tax regime, there was a £146 million debit in respect of derecognition of deferred tax on policyholder tax credit.

Reductions in the enacted UK corporation tax rates to 23 per cent (2011 to 25 per cent) led to an additional deferred tax charge in both 2012 (£308 million) and 2011 (£420 million) on the revaluation of the Group’s deferred tax asset.

2011 COMPARED WITH 2010

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LINE OF BUSINESS INFORMATION

The requirements for IFRS segmental reporting are set out in IFRS 8, Operating Segments which mandates that an entity’s segmental reporting should reflect the way in which its operations are viewed and judged by its chief operating decision maker. As a consequence, the Group’s statutory segmental reporting follows the management basis as explained below (see also note 4 to the financial statements).

The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources. The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer and the performance assessment includes a consideration of each segment’s net interest revenue; consequently the total interest income and expense for all reportable segments is presented on a net basis. The internal reporting is on both an underlying profit before tax basis and a management profit before tax basis. The Group Executive Committee believes that these bases better represent the underlying performance of the Group. IFRS 8 requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental management basis profit before tax in note 4 to the financial statements.

The aggregate total of the management basis and the underlying basis segmental results constitute non-GAAP measures as defined in the United States Securities and Exchange Commission’s Regulation G. Management uses the aggregated total of management profit before tax and the aggregated and segmental underlying profit before tax, all non-GAAP measures, as measures of performance and believes that they provide important information for investors because they are comparable representations of the Group’s performance. Profit before tax is the comparable GAAP measure to aggregate management profit before tax and aggregate underlying profit before tax. Segmental management profit before tax is the comparable GAAP measure to segmental underlying profit before tax. The tables below set out reconciliations of each these non-GAAP measures to their comparable GAAP measure.

Following a reorganisation in the second half of 2012, the Group’s activities are now organised into four financial reporting segments: Retail; Commercial Banking; Wealth, Asset Finance and International; and Insurance. The impact of this reorganisation was as follows:

•	The Group’s existing Wholesale division and its Commercial division have been combined to form Commercial Banking.

•

The Asset Finance business unit, previously reported within Wholesale, is now reported within the Wealth, Asset Finance and International segment; the Asset Finance business recorded a management basis profit before tax of £319 million in the year ended 31 December 2012 (2011: £275 million; 2010: £380 million).

•

The Group’s continental European wholesale business and the wholesale Australian business have been transferred from Wealth, Asset Finance and International to Commercial Banking; during the year ended 31 December 2012 these transferred businesses recorded a management basis loss before tax of £432 million (2011: £1,050 million; 2010: £1,327 million).

In addition, asset sales now include sales of centrally held government bonds, following an increase in activity in the first half of 2012, and are reported net of the related fair value unwind whereas this was previously included on the separate fair value unwind line.

Comparative figures have been restated accordingly for all of the above changes.

Comparisons of results on a historical consolidated statutory basis are dominated by the impact of the acquisition of HBOS and the effects of the unwind of fair value adjustments made to the HBOS balance sheet on acquisition. In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a ‘management’ basis. The key principles adopted in the preparation of the management basis of reporting are described below.

•	In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:

	–	the amortisation of purchased intangible assets has been excluded; and

–

the unwind of acquisition-related fair value adjustments is shown on one line in the management basis income statement, other than unwind related to asset sales which is included within the effects of asset sales, volatile items and liability management.

•

In order to better present the business performance the effects of liability management, volatile items and asset sales are shown on separate lines in the management basis consolidated income statement and ‘underlying profit’ is profit before taking into account these items and fair value unwind. Comparatives have been restated accordingly.

•	The following items, not related to acquisition accounting, have also been excluded from management profit:

	–	integration, simplification and EC mandated retail business disposal costs;

	–	volatility arising in insurance businesses;

	–	insurance gross-up;

	–	the payment protection insurance provision;

	–	other regulatory provisions;

	–	certain past service pensions credits and curtailment gains in respect of the Group’s defined benefit pension schemes; and

	–	the loss on disposal of businesses in 2010.

Readers should be aware that the management basis has been presented for comparative purposes only and is not intended to provide proforma information or show the results of the Group as if the acquisition of HBOS had taken place at an earlier date.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The results of the businesses are set out below on both the underlying basis and the management basis:

Underlying basis
		2012 £m	2011 £m	2010 £m
Retail		3,188	2,749	2,881
Commercial Banking		(324)	(812)	(1,782)
Wealth, Asset Finance and International		(929)	(2,785)	(3,652)
Insurance		1,107	1,465	1,354
Group Operations and Central items:
Group Operations		(51)	(56)	(52)
Central items		(384)	77	350
		(435)	21	298
Underlying profit (loss) before tax		2,607	638	(901)

Management basis
		2012 £m	2011 £m	2010 £m
Retail		3,670	3,636	3,986
Commercial Banking		238	75	1,098
Wealth, Asset Finance and International		(1,176)	(2,684)	(3,243)
Insurance		1,065	1,422	1,326
Group Operations and Central items:
Group Operations		(51)	(56)	(52)
Central items		1,081	292	(903)
		1,030	236	(955)
Management basis profit before tax		4,827	2,685	2,212

RECONCILIATION OF UNDERLYING PROFIT (LOSS) TO MANAGEMENT BASIS PROFIT AND TO STATUTORY PROFIT (LOSS) BEFORE TAX FOR THE YEAR

	Note	2012 £m	2011 £m	2010 £m
Profit before tax – Underlying basis		2,607	638	(901)
Asset sales	1	2,547	284	496
Volatile items	2	(748)	(738)	(270)
Liability management	3	(229)	1,295	423
Fair value unwind	4	650	1,206	2,464
Profit before tax – Management basis		4,827	2,685	2,212
Integration, simplification and EC mandated retail business disposal costs	5	(1,246)	(1,452)	(1,653)
Volatility arising in insurance businesses	6	306	(838)	306
Amortisation of purchased intangibles	8	(482)	(562)	(629)
Payment protection insurance provision	9	(3,575)	—	(3,200)
Other regulatory provisions	10	(650)	(175)	(500)
Past service pension credits and curtailment gains in respect of defined benefit pension
schemes	11	250	—	910
Loss on disposal of businesses	12	—	—	(365)
Loss before tax – Statutory		(570)	(342)	(2,919)

1.	Asset sales

Asset sales comprise the gains and losses on asset disposals (2012: losses of £660 million; 2011: gains of £88 million; 2010: gains of £453 million), which principally comprised assets which were outside of the Group’s risk appetite, and gains on bond sales (2012: £3,207 million; 2011: £196 million; 2010: £43 million) as the Group has taken the opportunity afforded by the continuing low interest rate environment to rebalance and reduce the level of holdings of available-for-sale Government securities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.	Volatile items

This comprises own debt volatility and other volatile items.

Own debt volatility reflects a charge of £437 million relating to the change in fair value attributable to movements in the Group’s credit standing of the small proportion of the Group’s wholesale funding which was designated at fair value at inception (2012: charge of £437 million; 2011: gain of £189 million; 2010: nil). Own debt volatility also includes a £249 million gain (2011: loss of £5 million; 2010: loss of £620 million) relating to the change in fair value of the equity conversion feature of the Enhanced Capital Notes.

Other volatile items include the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting. A charge of £827 million was included in 2012 (2011: charge of £204 million; 2010: credit of £392 million) and reflected the market conditions that resulted in substantial changes in interest and foreign exchange rates in the year. Also included in 2012 was a positive net derivative valuation adjustment of £267 million (2011: charge of £718 million; 2010: charge of £42 million), reflecting a reduction in the market implied credit risk associated with customer derivative balances.

3.	Liability management

Liability management losses of £229 million (2011: gains of £1,295 million; 2010: gains of £423 million) arose on transactions undertaken as part of the Group’s management of wholesale funding and capital, including a loss of £397 million resulting from debt repurchases and a gain of £168 million relating to the exchange of certain capital securities for other subordinated debt instruments. These liability management losses comprised a gain of £109 million (2011: £696 million; 2010: nil) recognised with net interest income and losses of £338 million (2011: gains of £599 million; 2010: gains of £423 million) recognised in other income.

4.	Fair value unwind

The statutory (IFRS) and the management basis results include the impact of the acquisition-related fair value adjustments arising from the acquisition of HBOS in 2009. On a statutory (IFRS) basis the acquisition-related fair value adjustments affect a number of line items whereas the Group’s management basis presents the aggregate of the impact of these adjustments on the Group’s income statement.

The principal financial effects of the fair value unwind are to reflect the effective interest rates applicable at the date of acquisition, on assets and liabilities that were acquired at values that differed from their original book value, and to recognise the reversal of credit and liquidity risk adjustments as underlying instruments mature or become impaired. Generally, this leads to higher interest expense as the value of HBOS’s own debt accretes to par and a lower impairment charge reflecting the impact of acquisition balance sheet valuation adjustments.

5.	Integration, simplification and EC mandated retail business disposal costs

The costs of the Simplification programme were £676 million in 2012 (2011: £185 million; 2010: £nil). These costs related to severance, IT and business costs of implementation. Full-time equivalent role reductions of 4,892 were announced in 2012 taking the total to 6,990 since the start of the programme. Simplification of the Group’s business operations continues through reduction in management layers and increasing spans of control as well as restructuring business units. The latter includes consolidation of back office operations sites, optimisation of the IT delivery model and outsourcing of property facilities and asset management services.

No integration costs were incurred in 2012 (2011: £1,097 million; 2010: £1,653 million).

As part of the European Commission’s decision approving state aid to the Group, the Group is required to dispose of a retail banking business with at least 600 branches, a 4.6 per cent share of the personal current accounts market in the UK and up to 19.2 per cent of the Group’s mortgage assets, with the business to be disposed of before the end of November 2013. The Group refers to this as the Verde business. On 19 July 2012, the Group announced that it had agreed non-binding heads of terms with The Co-operative Group plc (Co-operative). The transaction is expected to complete by the end of November 2013 and to result in the disposal of 632 branches, 4.8 million customers, including 3.1 million personal current account customers, and approximately £24 billion of assets. The Co-operative will also acquire the TSB and C&G brands from the Group.

Costs incurred in relation to this disposal in the year ended 31 December 2012 totalled £570 million (2011: £170 million; 2010: nil).

The completion of the divestment is currently expected to be recognised in the Group’s 2013 financial statements. The ultimate impact on the Group of this disposal can only be known once the sale and purchase agreement has been agreed and the transaction completed. The divestment is not expected to have a material effect on the ongoing future profitability of the Group.

Under the heads of terms:

–	the Group will receive initial consideration of £350 million;

–	the initial consideration will be funded through the sale by Co-operative of perpetual subordinated debt, underwritten by the Group;

–	the Group will receive additional consideration of up to £400 million (on a present value basis) based on the performance of the Co-operative’s combined banking business between completion and 2027;

–

the Verde business is expected to have £1.5 billion of equity capital at completion if a standardised capital model is used. This amount may be reduced by up to £300 million if the Verde business uses an Internal Ratings Based (IRB) model; and

–	the Group intends to apply for an IRB waiver prior to completion.

The Group continues to work with the Co-operative to finalise a sale and purchase agreement and is having ongoing constructive discussions on the transaction with the relevant governmental and regulatory bodies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.	Volatility arising in insurance businesses

The Group’s statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility.

In 2012, the Group’s statutory result before tax included positive insurance and policyholder interests volatility totalling £306 million compared to negative volatility of £838 million in 2011 and positive volatility of £306 million in 2010.

Volatility comprises the following:

	2012 £m	2011 £m	2010 £m
Insurance volatility	183	(557)	100
Policyholder interests volatility	143	(283)	216
Insurance hedging arrangements	(20)	2	(10)
Total	306	(838)	306

Management believes that excluding volatility from profit before tax on a management basis provides useful information for investors on the performance of the business as it excludes amounts included within profit before tax which do not accrue to the Group’s equity holders and excludes the impact of changes in market variables which are beyond the control of management.

The most significant limitations associated with excluding volatility from the management basis results are:

(i)	Insurance volatility requires an assumption to be made for the normalised return on equities and other investments; and

(ii)	Insurance volatility impacts on the Group’s regulatory capital position, even though it is not included within profit before tax on a management basis.

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

The expected sterling investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom (Sterling)	2012%	2011%	2010%
Gilt yields (gross)	2.48	3.99	4.45
Equity returns (gross)	5.48	6.99	7.45
Dividend yield	3.00	3.00	3.00
Property return (gross)	5.48	6.99	7.45
Corporate bonds in unit-linked and with-profit funds (gross)	3.08	4.59	5.05
Fixed interest investments backing annuity liabilities (gross)	3.89	4.78	5.30

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year) is included within insurance volatility. Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the With Profit Funds, the value of the in-force business and the value of shareholders’ funds.

The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds and, since late 2012, illiquid loan assets. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings and relevant illiquid loan assets. The illiquidity premium is estimated to be 73 basis points at 31 December 2012 (2011: 119 basis points; 2010: 75 basis points).

The positive insurance volatility of £183 million during 2012 primarily reflected the benefits of an increase in equity market values relative to the expected return and a reduction in gilt yields and a narrowing of corporate bond spreads. This was partially offset by lower cash returns compared to the long-term expectation. The negative insurance volatility of £557 million in 2011 primarily reflected the underperformance of equity markets in the second half of that year. The positive volatility of £100 million in 2010 was primarily driven by strong performance of equity and property investments relative to the expected return. During 2010, equity market values had increased by 9 per cent and property returns had reached 19 per cent; partly offsetting this were lower than expected returns on cash and fixed interest assets.

Policyholder interests volatility

The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business. In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, adjustments are made to remove this volatility from the management basis results. The effect of these adjustments is separately disclosed as policyholder interests volatility.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The most significant of these additional sources of volatility is policyholder tax. Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income. The impact is, therefore, to either increase or decrease profit before tax with a related change in the tax charge. Timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.

During the year ended 31 December 2012, the statutory profit before tax included a credit to other income of £143 million which related to the policyholder interests volatility (2011: charge of £283 million in other income; 2010: credit of £216 million in other income).

Group hedging arrangements

The statutory results for the year ended 31 December 2012 also include a charge in relation to the Group’s insurance hedging arrangements of £20 million (2011: credit of £2 million; 2010: charge of £10 million). To protect against further deterioration in equity market conditions, and the consequent negative impact on the value of in-force business on the Group balance sheet, the Group has been purchasing put option contracts since 2009.

7.	Insurance gross-up

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

8.	Amortisation of purchased intangibles

A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite. This has resulted in a charge of £482 million in the year ended 31 December 2012 (2011: £562 million; 2010: £629 million).

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible represents the benefit derived from a large stable deposit base that has low interest rates.

9.	Payment protection insurance provision

Following the unsuccessful legal challenge by the British Bankers’ Association in respect of payment protection insurance (PPI), the Group entered into discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement. As a result the Group concluded that there are certain circumstances where customer redress will be appropriate. Accordingly the Group made a provision in its income statement for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such redress, including administration expenses. During the first half of 2012 there was an increase in the volume of complaints being received and, although the level of complaints received declined during the second half of 2012 in comparison to the previous six months, they were higher than had been anticipated. As a consequence, the Group increased its provision by a further £3,575 million during the year ended 31 December 2012.

10.	Other regulatory provisions

Litigation in relation to insurance branch business in Germany

As previously disclosed, CMIG has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. Following decisions in July 2012 from the Federal Court of Justice (FCJ) in Germany the Group has recognised a further provision of £150 million (2011: £175 million; 2010: £nil) with respect to this litigation. However, there are still a number of uncertainties as to the full impact of the FCJ’s decisions, and the implications with respect to the claims facing CMIG. As a result the ultimate financial effect, which could be significantly different to the provision, will only be known once there is further clarity with respect to a range of legal issues involved in these claims and/or all relevant claims have been resolved.

Interest rate hedging products

In June 2012, a number of banks, including the Group, reached agreement with the FSA to carry out a thorough assessment of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. The Group agreed that on conclusion of this review it would provide redress to any of these customers where appropriate. Following the completion of a pilot review of IRHP sales to small and medium-sized businesses and agreement reached with the FSA on 30 January 2013 on the principles to be adopted during the course of the wider review, the Group has provided £400 million (2011: £nil; 2010: £nil) for the estimated cost of redress and related administration costs. At 31 December 2012, £20 million of the provision had been utilised. A number of uncertainties remain as to the eventual costs given the inherent difficulties in determining the number of customers within the scope of the review and the average compensation to customers.

Other regulatory matters

In the course of its business, the Group is engaged in discussions with the FSA or other regulators in relation to a range of matters. In 2012 a provision of £100 million (2011: £nil; 2010: £nil) was made in respect of certain UK retail and other matters; however, the ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

Customer goodwill payments provision

Following discussions with the FSA regarding the application of an interest rate variation clause in certain Bank of Scotland plc variable rate mortgage contracts, Bank of Scotland plc applied for a Voluntary Variation of Permission (V VOP) in February 2011 and agreed to initiate a customer review and contact programme and to make goodwill payments to affected customers. The Group made a provision of £500 million in respect of this matter during the year ended 31 December 2010. Since that time further information has become available which has resulted in Bank of Scotland plc applying for, and being granted, an amended V VOP by the FSA in November 2011. No additional provision was required during the year ended 31 December 2011 or the year ended 31 December 2012.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

11.	Past service pensions credits and curtailment gains in respect of defined benefit pension schemes

Following a review of policy in respect of discretionary pension increases in relation to the Group’s defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather than the Retail Price Index. The impact of this change is a reduction in the Group’s defined benefit obligation of £258 million, recognised in the Group’s income statement in 2012, net of a charge of £8 million in respect of one of the Group’s smaller schemes.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

DIVISIONAL RESULTS

A reconciliation from underlying profit (loss) to management profit (loss) for each division is set out below:

2012	Retail £m	Commercial Banking £m	Wealth, Asset Finance and International £m	Insurance £m	Other £m

Underlying profit (loss)	3,188	(324)	(929)	1,107	(435)
Asset sales	—	(464)	(196)	—	3,207
Volatile items	—	138	—	—	(886)
Liability management	—	—	—	—	(229)
Fair value unwind	482	888	(51)	(42)	(627)

Management profit (loss)	3,670	238	(1,176)	1,065	1,030

2011	Retail £m	Commercial Banking £m	Wealth, Asset Finance and International £m	Insurance £m	Other £m

Underlying profit (loss)	2,749	(812)	(2,785)	1,465	21
Asset sales	48	61	(21)	—	196
Volatile items	—	(736)	—	—	(2)
Liability management	—	—	—	—	1,295
Fair value unwind	839	1,562	122	(43)	(1,274)

Management profit (loss)	3,636	75	(2,684)	1,422	236

2010	Retail £m	Commercial Banking £m	Wealth, Asset Finance and International £m	Insurance £m	Other £m

Underlying profit (loss)	2,881	(1,782)	(3,652)	1,354	298
Asset sales	—	401	37	15	43
Volatile items	—	3	—	—	(273)
Liability management	—	—	—	—	423
Fair value unwind	1,105	2,476	372	(43)	(1,446)

Management profit (loss)	3,986	1,098	(3,243)	1,326	(955)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RETAIL

The Retail division operates the largest retail bank in the UK and is a leading provider of current accounts, savings, personal loans, credit cards and mortgages.

The division is focused on improving customer service and advocacy and becoming the best bank for customers. With its strong stable of brands including Lloyds TSB, Halifax, Bank of Scotland and Cheltenham & Gloucester, it serves over 30 million customers through one of the largest branch and fee free ATM networks in the UK and a comprehensive digital, telephony and mobile proposition.

In meeting the financial needs of its customers the division provides a comprehensive product range to ensure differing customer requirements can be effectively met. This includes a range of current accounts including packaged accounts and basic banking accounts. It is also the largest provider of personal loans in the UK, as well as being the UK’s leading credit card issuer. Retail provides one in five new residential mortgages and provided over 55,000 mortgages to help first time buyers in 2012, making it one of the leading UK mortgage lenders. Retail is the largest private sector savings provider in the UK. It is also a major general insurance and bancassurance distributor, offering a wide range of long-term savings, investment and general insurance products.

	2012 £m	2011 £m [1]	2010 £m [1]

Net interest income	7,195	7,497	8,648
Other income	1,462	1,660	1,624

Total underlying income	8,657	9,157	10,272
Operating expenses	(4,199)	(4,438)	(4,644)
Impairment	(1,270)	(1,970)	(2,747)

Underlying profit	3,188	2,749	2,881

1        Segmental results for 2011 and 2010 have been restated as explained on page 26.

2012 COMPARED WITH 2011

Underlying profit increased by £439 million, or 16 per cent, to £3,188 million in 2012 compared to £2,749 million in 2011. This increase was the result of strong cost control and continued improvements in credit performance.

Net interest income decreased by £302 million, or 4 per cent, to £7,195 million in 2012 compared to £7,497 million in 2011, driven by muted demand for lending, previous de-risking of the balance sheet and increased funding costs. While the prior de-risking of the lending portfolio has suppressed income growth, it also supported an offsetting reduction in impairment charges. Retail has taken a number of actions to offset the pressure on income which includes making strategic investments and re-pricing selected lending portfolios to reflect current funding costs.

Net interest margin was stable at 2.08 per cent in 2012 compared to 2.09 per cent in 2011. The net interest margin in the second half of the year particularly benefited from rate changes made to the lending portfolio, but continues to be affected by higher funding costs and the impact of portfolio de-risking.

Other income decreased by £198 million, or 12 per cent, to £1,462 million in 2012 compared to £1,660 million in 2011 largely as a result of lower Bancassurance income that reflected the subdued investment and protection market environment.

Total costs fell by £239 million, or 5 per cent, to £4,199 million in 2012 compared to £4,438 million in 2011, largely as a result of the Simplification programme. As part of this programme Retail delivered end-to-end process enhancements, migration of customers to self-service channels, and implemented further improvements in purchasing arrangements. Retail has also delivered other day-to-day cost benefits, which, when combined with the work on Simplification, more than offset on-going cost inflation and increased investment spend.

The impairment charge reduced by £700 million, or 36 per cent, to £1,270 million in 2012 compared to £1,970 million in 2011. Credit performance across the business continued to be strong considering the subdued economic environment. This was supported by the Group’s sustainable approach to risk, a continued focus on lending to existing customers and low interest rates. The unsecured impairment charge reduced by £614 million, or 41 per cent, to £893 million in 2012 compared to £1,507 million in 2011, reflecting the impact of the sustainable approach to risk (resulting in improved new business quality), effective portfolio management and a reduction in unsecured balances. The secured impairment charge decreased by £86 million, or 19 per cent, to £377 million from £463 million in 2011, reflecting further reductions in impaired loans in the secured portfolio.

Loans and advances to customers decreased by 3 per cent. This was driven by a number of factors, including reduced customer demand for new credit, existing customers continuing to reduce their personal indebtedness, the run-off of lending which is outside of the Group’s risk appetite and Retail maintaining a sustainable approach to risk. The reduction in lending to customers was in part due to the repayment of unsecured lending where balances reduced by £1,723 million, or 7 per cent, to £21,984 million. Secured balances reduced by £7,779 million, or 2 per cent, to £321,326 million.

Customer deposits increased by 6 per cent in 2012. This reflects the success of Retail’s multi-brand customer propositions and the pricing strategy that has been developed. Retail continued to deliver sustained growth in the savings market despite the high levels of competition. Its strong stable of savings brands continues to provide customers with a market leading range of products to meet their savings needs.

Risk-weighted assets decreased by £7,767 million, or 8 per cent, to £95,470 at 31 December 2012 compared to £103,237 million at the end of 2011. This was the result of lower lending balances, effective portfolio management and prior de-risking of the balance sheet.

2011 COMPARED WITH 2010

Underlying profit for Retail in 2011 of £2,749 million was £132 million, or 5 per cent, lower than 2010, driven by higher funding costs.

Total underlying income decreased by £1,115 million, or 11 per cent, to £9,157 million. This was driven by a reduction in net interest income of £1,151 million, while other income increased by £36 million.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

contributed to the reduction in income albeit with a proportionately greater reduction in impairment. Net interest margin, minus impairment rate, remained stable reflecting progress in de-risking the balance sheet. Finally, increased competition for deposits and strong balance growth resulted in an increase in the average rate paid on customer deposits.

Other income increased by 2 per cent in 2011 to £1,660 million from £1,624 million largely as a result of higher bancassurance income, driven by an increase in the value of protection products sold through the branch network.

Operating expenses and other costs fell by 4 per cent compared to 2010 and the cost: income ratio was 48.5 per cent (2010: 45.2 per cent). Operating expenses benefited from integration activities, the start of the simplification programme, and other day-to-day cost management activities to offset inflation. The Group continues to invest in the Retail business to improve products and services for its customers including digital platforms and branches. During 2011 Retail completed a major milestone in the Integration programme, the consolidation of its main Retail product systems. This now creates a solid platform to deliver the simplification programme.

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

Loans and advances to customers decreased by £10,919 million, or 3 per cent, to £352,812 million, compared to 31 December 2010. This was driven by reduced customer demand for new credit, existing customers continuing to reduce their personal indebtedness, run off of lending which is outside of the Group’s risk appetite and Retail maintaining a conservative approach to risk. The reduction in lending to customers was in part due to the repayment of unsecured debt where balances reduced by £2,719 million, or 10 per cent. Secured balances reduced by £8,200 million, or 2 per cent. The proportion of mortgages on standard variable rate, or equivalent products, now stands at 56 per cent and is expected to remain broadly stable in 2012.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COMMERCIAL BANKING

Commercial Banking was created in the fourth quarter of 2012 bringing Small and Medium-sized Enterprises (SMEs) together with larger corporate UK and global clients to ensure consistent and effective client coverage. The Commercial division was combined with the Wholesale division and the Australian and European corporate businesses previously reported in the International segment of Wealth, International and Asset Finance.

The division continues to re-segment client coverage, driven by evolving client behaviours. For SME and Mid-Market clients, the division is strengthening the face-to-face banking proposition as well as working to improve the delivery of simple products to meet simple needs through enhanced digital capability. For larger corporate clients, the division is strengthening product capability through investment in Transaction Banking at the same time as enriching the core proposition in Financial Markets and Capital Markets to improve fee generating solutions.

The division’s strategy is to be the best bank for its clients. Clients are at the centre of the business model and the division will lead the business through four coverage segments: Small and Medium-sized Enterprises, Mid-Markets, Global Corporates and Financial Institutions. The division will meet clients’ needs with a suite of core banking products from Lending and Transaction Banking to Financial Markets and Capital Markets, delivering the full capability of the bank to clients and serving their needs as they move up the value chain. The division’s strategy is driven by three guiding principles; to be client centric, UK focused and capital efficient with a rigorous focus on executing plans according to these core principles. The business will be delivered through the formation of a simpler and leaner organisation, sharper prioritisation of resources to support core clients and focused investment in product capability to better serve clients’ needs.

	2012 £m	2011 £m [1]	2010 £m [1]

Net interest income	2,206	3,192	3,820
Other income	2,932	2,806	3,009

Total underlying income	5,138	5,998	6,829
Costs:
Operating expenses	(2,516)	(2,600)	(2,747)
Impairment of tangible fixed assets	—	—	(150)
	(2,516)	(2,600)	(2,897)
Impairment	(2,946)	(4,210)	(5,714)

Underlying loss	(324)	(812)	(1,782)

1        Segmental results for 2011 and 2010 have been restated as explained on page 26.

2012 COMPARED WITH 2011

Underlying loss for the division reduced by £488 million, or 60 per cent, to £324 million in 2012 compared to £812 million in 2011 due to the reduction in impairments as a result of lower charges in most of the businesses, increased other income, and lower total costs, partially offset by reduced net interest income.

Net interest income decreased by £986 million, or 31 per cent, to £2,206 million in 2012 compared to £3,192 million in 2011 as a result of decreasing average lending volumes, subdued corporate client demand continuing the current market trend of deleveraging, and compressed margins reflecting higher wholesale funding costs and improved recognition of the cost and value of funds across the Group.

Banking net interest margin decreased by 28 basis points to 1.58 per cent in 2012 compared to 1.86 per cent in 2011 primarily reflecting margin compression from increased wholesale funding costs, competition for customer deposits and limited opportunity for asset repricing.

Other income increased by £126 million, or 4 per cent, to £2,932 million in 2012 compared to £2,806 million in 2011, reflecting higher client activity despite difficult market conditions, and a resilient performance in the venture capital business.

Operating expenses decreased by £84 million, or 3 per cent, to £2,516 million in 2012 compared to £2,600 million in 2011, with continued focus on cost management, savings attributable to the Simplification programme and the reduction in assets. The benefits of these cost savings initiatives enabled further investment in developing product capabilities.

Impairment charges decreased by £1,264 million, or 30 per cent, to £2,946 million in 2012 compared to £4,210 million in 2011 driven by reduced charges in the Australasian and the Acquisition Finance portfolio, partly offset by further deterioration in the Shipping portfolio. Additionally, impairments decreased in some of the corporate lending portfolios where there were specific large impairments in 2011 which have not been repeated.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2011 COMPARED WITH 2010

The division’s underlying loss improved by £970 million, or 54 per cent, to £812 million in 2011, compared to £1,782 million in 2010. The improvement reflects an £831 million reduction in total underlying income which was more than offset by a £297 million reduction in costs and a £1,504 million decrease in impairments.

Net interest income decreased by £628 million, or 16 per cent, to £3,192 million in 2011 compared to £3,820 million in 2010. The decrease reflects a continued decrease of average lending volumes in line with the Group’s targeted balance sheet and higher funding costs.

Banking net interest margin increased by 8 basis points to 1.86 per cent in 2011 compared to 1.80 per cent in 2010, reflecting client re-pricing and increased deposit margins and volumes. This is partially offset by increased wholesale funding costs.

Other income decreased by £203 million, or 7 per cent, to £2,806 million in 2011 compared to £3,009 million in 2010, mainly reflecting reduced trading revenues.

Operating expenses decreased by £147 million, or 5 per cent, to £2,600 million in 2011 compared to £2,747 million in 2010, reflecting further savings from the Integration programme, lower operating lease depreciation, lower bonus accruals and other ongoing cost management actions to mitigate the impact of inflationary increases. This was partially offset by continued investment in customer facing resources and systems.

The impairment charge decreased by £1,504 million, or 26 per cent, to £4,210 million in 2011 compared to £5,714 million in 2010, reflecting a sustained decrease since the peak in 2009. As a percentage of average loans and advances to customers, the impairment charge improved to 2.32 per cent in 2011 compared to 2.62 per cent in 2010. This reflected risk management initiatives and lower defaults from continued low interest rates despite a subdued economic environment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

WEALTH, ASSET FINANCE AND INTERNATIONAL

Wealth, Asset Finance and International division comprises the Group’s private banking and asset management activities, its international retail businesses and its UK and international asset finance and online deposit businesses.

The business segments of the division have been aligned during 2012 to reflect the operating model:

–	Wealth – UK and International Wealth businesses, Scottish Widows Investment Partnership and St James’s Place.

–	Asset Finance – UK and International Asset Finance and on-line deposit businesses.

–	International – banking businesses in Ireland, Europe, Asia and the rest of the world (excluding businesses transferred to the Commercial Banking division in 2012).

	2012 £m	2011 £m [1]	2010 £m [1]

Net interest income	799	1,003	1,204
Other income	2,043	2,230	2,397

Total underlying income	2,842	3,233	3,601
Operating expenses	(2,291)	(2,414)	(2,533)
Impairment	(1,480)	(3,604)	(4,720)

Underlying loss	(929)	(2,785)	(3,652)

1        Segmental results for 2011 and 2010 have been restated as explained on page 26.

2012 COMPARED WITH 2011

Underlying loss reduced by £1,856 million, or 67 per cent, to £929 million in 2012 compared to £2,785 million in 2011 primarily due to a £2,124 million reduction in impairments together with lower costs, partially offset by a fall in income as a result of balance sheet reduction activity during the year.

Total underlying income decreased by £391 million, or 12 per cent, to £2,842 million in 2012 compared to £3,233 million in 2011.

Net interest income decreased by £204 million, or 20 per cent, to £799 million in 2012 compared to £1,003 million in 2011. Strong deposit inflows within the Wealth and on-line deposit businesses were more than offset by higher funding costs, significant balance sheet run-off in the year and increased levels of impaired assets, mainly in Ireland.

Other income decreased by £187 million, or 8 per cent, to £2,043 million in 2012 compared to £2,230 million in 2011. Growth in Wealth against a background of subdued investment markets and customer appetite was more than offset by lower income in Asset Finance and International as a result of business sales in the year and continued balance sheet reduction.

Operating expenses decreased by £123 million, or 5 per cent, to £2,291 million in 2012 compared to £2,414 million in 2011 despite a 4 per cent increase in total customer balances and funds under management. This reflected continued focus on simplifying the Group’s business model and reducing its international footprint.

The impairment charge reduced by £2,124 million, or 59 per cent, to £1,480 million in 2012 compared to £3,604 million in 2011, largely as a result of lower charges in the Irish business where the charge amounted to £1,245 million in 2012 compared to £3,187 million in 2011.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2011 COMPARED WITH 2010

Underlying loss reduced by £867 million, or 24 per cent, to £2,785 million in 2011 compared to £3,652 million in 2010 as a lower impairment charge, predominantly in Ireland, and lower operating expenses more than offset lower income.

Total underlying income decreased by £368 million, or 10 per cent, to £3,233 million in 2011 compared to £3,601 million in 2010.

Net interest income decreased by £201 million, or 17 per cent, to £1,003 million in 2011 compared to £1,204 million in 2010. There was a reduction of 17 per cent in constant currency terms. Higher funding costs and the increased strain of impaired assets, reflected in a reduction in net lending margins together with lower lending volumes impacting net interest income were partially offset by the impact of the stronger Australian dollar. Deposit margins increased, reflecting changing product mix predominantly as a result of continued deposit inflows in the on-line deposit business at higher margins together with improving margins across the Wealth businesses.

Other income decreased by £167 million, or 7 per cent, to £2,230 million in 2011 compared to £2,397 million in 2010 mainly due to back-book run-down in Asset Finance. Excluding the impact of foreign exchange, other income decreased by 6 per cent.

Operating expenses decreased by £119 million, or 5 per cent to £2,414 million in 2011 compared to £2,533 million in 2010, due to increased investment in the International deposit business, the impact of the stronger Australian dollar and Swiss franc and additional regulatory costs in Wealth. On a constant currency basis, operating expenses reduced by 5 per cent.

The impairment charge reduced by £1,116 million or 24 per cent, to £3,604 million in 2011 compared to £4,720 million in 2010. Following increased charges in the last quarter of 2010, driven by the significant deterioration in the economic environment in Ireland, the rate of impaired loan migration slowed in 2011.

	Impairment charges

	2011 £m	2010 £m

Ireland	3,187	4,264
Other	152	129

International	3,339	4,393
Wealth	33	23
Asset Finance	232	304

	3,604	4,720

The International impairment charge reduced by £1,054 million, or 24 per cent, to £3,339 million due to a £1,077 million reduction in impairment charges in Ireland.

The impairment charge within Wealth increased by £10 million to £33 million in 2011 compared to £23 million in 2010 primarily due to an increased charge within private banking.

The impairment charge in Asset Finance was £72 million, or 24 per cent, lower at £232 million in 2011 compared to £304 million in 2010, reflecting an improvement in market conditions for both the retail and non-retail consumer finance businesses. The lower impairment charge was driven by a reduction in new cases entering arrears, reduced book size and improved credit quality of new business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE

The Insurance division provides long-term savings, protection and investment products and general insurance products to customers in the UK and Europe and consists of three elements:

Life, Pensions and Investments

The UK Life, Pensions and Investments business provides long-term savings, protection and investment products distributed through the bancassurance, intermediary and direct channels of the Lloyds TSB, Halifax, Bank of Scotland and Scottish Widows brands. The European Life, Pensions and Investments business distributes products primarily in the German market under the Heidelberger Leben and Clerical Medical brands.

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

	2012 £m	2011 £m [1]	2010 £m [1]

Net interest income	(78)	(67)	(39)
Other income	2,294	2,687	2,789
Insurance claims	(365)	(343)	(542)

Total underlying income, net of insurance claims	1,851	2,277	2,208
Operating expenses	(744)	(812)	(854)

Underlying profit	1,107	1,465	1,354

Underlying profit by business unit
Life, Pensions and Investments	698	968	957
General Insurance	409	497	397

Underlying profit	1,107	1,465	1,354

1        Segmental results for 2011 and 2010 have been restated as explained on page 26.

2012 COMPARED WITH 2011

Underlying profit from insurance was £358 million, or 24 per cent, lower at £1,107 million compared to £1,465 million in 2011. This primarily reflects a 19 per cent reduction in total underlying income, largely due to the subdued economic climate and increased property claims, being partially offset by an 8 per cent decrease in costs.

Net interest expense increased by £11 million, or 16 percent, to £78 million from £67 million in 2011, primarily due to higher interest payments following capital restructuring initiatives during 2011.

Other income decreased by £393 million, or 15 per cent, to £2,294 million from £2,687 million in 2011. This was due to a £293 million reduction in LP&I other income mainly as a result of the reduction in economic returns, the impact of prior year assumption benefits and reduced bancassurance volumes. Additionally General Insurance other income reduced by £100 million primarily reflecting the run-off of the PPI book and lower investment returns.

Claims of £365 million were £22 million, or 6 per cent, higher than £343 million in 2011, mainly driven by adverse property claims following weather events that have impacted during the year, with 2012 being the second wettest year on record. Weather related claims totalled £110 million which is £95 million higher than such claims in 2011. This was partly offset by lower underlying home claims reflecting the improved claims management processes which improved customer experience and reduced average claims costs as well as lower claims as a result of the reduction in the size of the PPI book.

Operating expenses and other costs decreased by £68 million, or 8 per cent, from £812 million to £744 million due mainly to a continued focus on cost management across the business and the ongoing delivery of Simplification cost saving initiatives.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2011 COMPARED WITH 2010

Underlying profit from Insurance was £111 million, or 8 per cent, higher at £1,465 million compared to £1,354 million in 2010. In 2010 income was reduced by a non-recurring charge of £70 million in respect of the Group’s decision to cease writing new PPI business. Excluding this charge underlying profit increased by £41 million, or 3 per cent, to £1,465 million in 2011 compared to £1,424 million in 2010.

Total underlying income, net of insurance claims, increased by £69 million, or 3 per cent, to £2,277 million from £2,208 million in 2010. This was attributable to strong sales of corporate pensions through the intermediary channel and the continued change in new business mix within Life, Pensions and Investments UK (LP&I UK) towards a more profitable protection business reflecting a focus on meeting customer needs in an area where there is a general level of under provision in the UK. Improved claims experience within General Insurance which was offset by lower PPI related income was also a significant contributor to this.

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

LIFE, PENSIONS AND INVESTMENTS

	2012 £m	2011 £m	2010 £m

Existing business income	760	1,031	990
New business income:
New Intermediary and direct income	357	321	335
New Bancassurance income	162	233	265
	519	554	600

Total underlying income	1,279	1,585	1,590
Total costs	(581)	(617)	(633)

Underlying profit	698	968	957

LP&I existing business profit	380	637	691
LP&I new business profit	318	331	266

Underlying profit	698	968	957

2012 COMPARED WITH 2011

LP&I Existing business profit reduced by £257 million, or 40 per cent, to £380 million in 2012. This was primarily attributable to the subdued economic environment. For LP&I insurance contracts, returns on existing business reflect long term economic assumptions for these policies. The subdued economic environment has resulted in the rate of return used in calculating the 2012 results being significantly lower than the comparable rate in the prior year and this was the main driver of the reduction in existing business profit.

Total new business profit decreased by £13 million, or 4 per cent, to £318 million, primarily reflecting a 3 per cent reduction in the present value of new business premiums (PVNBP) driven by lower bancassurance volumes, reflecting the impact of the economic environment on customers’ desire to invest and the decision to only offer investment advice for Retail customers with savings above £100,000 ahead of the implementation of the Financial Services Authority’s Retail Distribution Review (RDR). High volumes of corporate pension sales through the intermediary channel partially offset this.

2011 COMPARED WITH 2010

Existing business profit decreased by £54 million, or 8 per cent, to £637 million. The decrease predominantly reflected higher interest payments following capital restructuring initiatives, a reduction in the assumed rate of return, and lower levels of shareholder net assets following capital repatriation initiatives in 2010. This was partly offset by a net beneficial impact of experience variances and assumption changes, mainly reflecting the absence of the £70 million charge taken in 2010 from the Group’s decision to cease writing new PPI business.

Total new business profit increased by £65 million, or 24 per cent, to £331 million. The increase was primarily attributable to strong sales of corporate pensions through the intermediary channel, the continued growth of protection business in the bancassurance channel as the Group helped more customers and addressed the sizeable protection gap that exists in the UK and a reduction in lower margin business following the launch of the integrated bancassurance proposition in June 2010.

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

	UK £m	2012 Europe £m	Total £m	UK £m	2011 Europe £m	Total £m	UK £m	2010 Europe £m	Total £m

Corporate and other pensions	5,427	—	5,427	4,423	—	4,423	2,750	—	2,750
Individual pensions	1,580	97	1,677	1,480	144	1,624	1,606	141	1,747
Retirement income	729	—	729	747	—	747	889	—	889
Protection	554	53	607	729	53	782	644	56	700
Investments (inc. OEICs)	1,715	209	1,924	2,840	246	3,086	4,427	315	4,742

Total	10,005	359	10,364	10,219	443	10,662	10,316	512	10,828

Analysis by channel
Intermediary	7,053	359	7,412	6,415	443	6,858	5,365	512	5,877
Bancassurance	2,325	—	2,325	3,216	—	3,216	4,432	—	4,432
Direct	627	—	627	588	—	588	519	—	519

Total	10,005	359	10,364	10,219	443	10,662	10,316	512	10,828

2012 COMPARED WITH 2011

Total sales (PVNBP) have reduced by £298 million, or 3 per cent, to £10,364 million in 2012 compared to £10,662 million in 2011. European Embedded Value new business margin reduced to 3.8 per cent in 2012 from 4.0 per cent in 2011. This reflects a change in business mix as a result of lower investments and protection volumes being partially offset by strong sales of corporate and individual pensions in LP&I UK.

Within the intermediary channel the increase in sales of £554 million or 8 per cent, mainly reflects strong sales of corporate pensions which were 23 per cent higher than 2011, ahead of the introduction of the RDR.

Sales of investment products and protection through the bancassurance channel have reduced due to subdued customer demand (reflecting the economic environment) and the withdrawal in the second half of 2012 from investment advice within the Retail business for customers with savings below £100,000.

The direct channel continues to perform well and is being developed for future growth. This channel will become even more important to the business with the introduction of RDR.

The reduction in European sales reflects an expected reduction in new business due to the strategy of focusing on the relationship with key distributors and securing value in the existing book of business.

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

Despite the reduction in sales total new business profit within LP&I increased by £65 million, or 24 per cent, to £331 million.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

GENERAL INSURANCE

	2012 £m	2011 £m [1]	2010 £m [1]

Net operating income	937	1,035	1,160
Claims paid on insurance contracts (net of reinsurance)	(365)	(343)	(542)

Underlying operating income, net of claims	572	692	618
Operating expenses	(163)	(195)	(221)

Underlying profit	409	497	397

1        Segmental results for 2011 and 2010 have been restated as explained on page 26.

2012 COMPARED WITH 2011

Underlying profit decreased by £88 million, or 18 per cent to £409 million compared to £497 million in 2011. The decrease was primarily due to increased weather related claims in 2012, reduced investment returns and the impact of the continued run-off of the PPI book.

Total income for home insurance was broadly in line with 2011 at £868 million and reflects the maturity and competitiveness of the market. PPI income continues to reduce as a result of the Group ceasing to write new PPI business in 2010.

Claims of £365 million were £22 million, or 6 per cent higher than £343 million in 2011, primarily reflecting £95 million of incremental adverse property claims as a result of extreme weather events. This was partly offset by lower underlying home claims reflecting the improved claims management processes resulting in reduced average claims costs as well as lower claims as a result of the reduction in the size of the PPI book.

Operating expenses decreased by £32 million, or 16 per cent, to £163 million compared to £195 million in 2011 primarily as a result of continued focus on cost management.

Despite the impact of weather related claims the combined ratio remains strong at 72 per cent.

2011 COMPARED WITH 2010

Underlying profit from General Insurance increased by £100 million, or 25 per cent to £497 million compared to £397 million in 2010. The increase was primarily due to improved PPI claims experience from the run off of this business line, the absence of severe weather related claims as experienced in 2010 and lower expenses.

Total income for home insurance was broadly unchanged from 2010 at £857 million and reflected the maturity and competitiveness of the market.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GROUP OPERATIONS

	2012 £m	2011 £m [1,2]	2010 £m [1,2]

Total income	30	42	(9)
Direct costs:
Information technology	(1,150)	(1,177)	(1,354)
Operations	(670)	(739)	(802)
Property	(884)	(909)	(966)
Support functions	(100)	(109)	(119)
	(2,804)	(2,934)	(3,241)

Result before recharges to divisions	(2,774)	(2,892)	(3,250)
Total net recharges to divisions	2,723	2,836	3,198

Underlying loss	(51)	(56)	(52)

[1]	Segmental results for 2011 and 2010 have been restated as explained on page 26.
[2]

Comparative figures have also been amended to reflect the centralisation of operations across the Group. To ensure a fair comparison of 2012 performance, 2011 and 2010 direct costs have been changed with an equivalent offsetting adjustment in recharges to divisions.

2012 COMPARED WITH 2011

Loss before tax from Group Operations decreased by £5 million to £51 million in 2012 compared to £56 million in 2011.

Total income, excluding recharges to divisions, decreased by £12 million, to £30 million in 2012 compared to £42 million in 2011.

Direct costs were £130 million, or 4 per cent, lower at £2,804 million in 2012 compared to £2,934 million in 2011; this reflected Simplification savings and the continued focus on cost management which more than offset inflationary issues and incremental costs from Group investment projects.

Information Technology costs decreased by 2 per cent after absorbing increased costs from delivering Group Strategic Initiatives which deliver income and cost benefits in other Divisions; Operations costs decreased by 9 per cent through the continuing rationalisation of major Operations functions. Property costs decreased by 3 per cent with the continuing consolidation of the Group’s property portfolio delivering further benefits. Support functions costs were £9 million, or 8 per cent, lower at £100 million in 2012 compared to £109 million in 2011.

Recharges to divisions were £113 million lower at £2,723 million in 2012 compared to £2,836 million in 2011 reflecting the lower direct cost position.

2011 COMPARED WITH 2010

Loss before tax from Group Operations increased by £4 million to £56 million in 2011 compared to £52 million in 2010.

Total income, excluding recharges to divisions, improved by £51 million, to £42 million in 2011 compared to a deficit of £9 million in 2010.

Direct costs were £307 million, or 9 per cent, lower at £2,934 million in 2011 compared to £3,241 million in 2010; this reflected the continued focus on cost management and the delivery of integration synergy savings and Simplification benefits.

Information Technology costs decreased by 13 per cent primarily with integration savings offsetting inflationary savings; Operations costs decreased by 8 per cent through the continuing rationalisation of the major Operations functions; Group Property costs decreased by 6 per cent due to the continuing consolidation of the heritage property portfolios helping to deliver further integration benefits.

Support functions costs were £10 million, or 8 per cent, lower at £109 million in 2011 compared to £119 million in 2010.

Recharges to divisions were £362 million lower at £2,836 million in 2011 compared to £3,198 million in 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CENTRAL ITEMS

	2012 £m	2011 £m [1]	2010 £m	[1]

Total underlying income	(132)	339	457
Operating expenses	(251)	(259)	(107)

Trading surplus	(383)	80	350
Impairment	(1)	(3)	—

Underlying profit (loss)	(384)	77	350

1        Segmental results for 2011 and 2010 have been restated as explained on page 26.

Central items are comprised of three main elements:

1	The residual net interest position arising from the Group’s processes to allocate the following elements of net interest income to the divisions:

	‑	interest on the Group’s equity position;

	‑	net interest margin cost resulting from central capital activities, primarily arising on the management of subordinated debt and preference shares; and

	‑	cost to the Group of funding wholesale and liquidity balances.

2

The charge for payments to the charitable foundations: the four independent Lloyds TSB Foundations and the independent Bank of Scotland Foundation support registered charities throughout the UK that enable people, particularly the disabled and disadvantaged, to play a fuller role in society.

3

Other unallocated central items include the on-going activities of central areas including those of group corporate treasury (including the central hedge function), group internal audit, group risk, group compliance and group finance.

2012 COMPARED WITH 2011

Total underlying income fell by £471 million to a deficit of £132 million compared to net income of £339 million in 2011; this reflects the net impact of items retained at the Group centre, including the amortisation of adjustments arising from prior year liability management exercises.

Total costs were £8 million, or 3 per cent, lower at £251 million in 2012 compared to £259 million in 2011. These costs include the centrally held element of the Group’s financial services compensation scheme costs, £175 million (2011: £161 million) of the Group’s total charges of £175 million (2011: £179 million); the UK bank levy charge which was £10 million, or 5 per cent, lower at £179 million (2011: £189 million) in spite of an increase in the rate of the levy, as a consequence of the lower levels of wholesale funding, a reduction in the Group’s balance sheet and an increase in the proportion of funding with a maturity of greater than one year; and charges in respect of annual donations to the Group’s charitable foundations.

An impairment charge of £1 million arose in 2012 (2011: £3 million).

2011 COMPARED WITH 2010

Total underlying income decreased by £118 million, or 26 per cent, to £339 million in 2011 compared to £457 million in 2010.

Operating expenses increased by £152 million to £259 million primarily due to financial services compensation scheme costs of £161 million (Group total: £179 million) and bank levy costs of £189 million, partly offset by lower pension costs held centrally.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

	2012			2011			2010

	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %

Assets
Loans and receivables:
Loans and advances to banks	110,319	590	0.53	81,001	628	0.78	70,808	512	0.72
Loans and advances to customers	548,350	21,600	3.94	594,152	23,950	4.03	592,120	26,085	4.41
Debt securities	9,080	433	4.77	18,616	590	3.17	31,248	1,377	4.41
Available-for-sale financial assets	31,304	624	1.99	34,305	886	2.58	45,519	1,311	2.88
Held-to-maturity investments	10,292	288	2.80	7,958	262	3.29	2,188	55	2.51

Total interest-earning assets of banking book	709,345	23,535	3.32	736,032	26,316	3.58	741,883	29,340	3.95
Total interest-earning trading securities and other financial assets at fair value through profit or loss	67,357	2,306	3.42	63,418	2,201	3.47	65,176	2,412	3.70

Total interest-earning assets	776,702	25,841	3.33	799,450	28,517	3.57	807,059	31,752	3.93
Allowance for impairment losses on loans and receivables	(17,487)			(19,548)			(17,146)
Non-interest earning assets	197,087			200,939			220,098

Total average assets and interest income	956,302	25,841	2.70	980,841	28,517	2.91	1,010,011	31,752	3.14

	2012			2011			2010

	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %

Average interest-earning assets and net interest income:
Banking business	709,345	9,075	1.28	736,032	12,698	1.73	741,883	12,546	1.69
Trading securities and other financial assets at fair value through profit or loss	67,357	1,805	2.68	63,418	1,722	2.72	65,176	2,172	3.33

	776,702	10,880	1.40	799,450	14,420	1.80	807,059	14,718	1.82

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2012			2011			2010

	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %

Liabilities and shareholders’ funds
Deposits by banks	28,430	324	1.14	27,748	222	0.80	40,918	319	0.78
Liabilities to banks under sale and repurchase agreements	12,039	198	1.64	16,536	267	1.61	20,658	513	2.48
Customer deposits	393,820	6,637	1.69	365,418	6,080	1.66	344,138	5,381	1.56
Liabilities to customers under sale and repurchase agreements	4,663	47	1.01	7,572	68	0.90	42,530	231	0.54
Debt securities in issue	149,437	3,043	2.04	227,497	5,045	2.22	234,107	5,833	2.49
Other interest-bearing liabilities	19,297	1,428	7.40	19,242	(219)	(1.14)	12,882	898	6.97
Subordinated liabilities	37,537	2,783	7.41	33,918	2,155	6.35	32,962	3,619	10.98

Total interest-bearing liabilities of banking book	645,223	14,460	2.24	697,931	13,618	1.95	728,195	16,794	2.31
Total interest-bearing liabilities of trading book	37,533	501	1.33	26,407	479	1.81	26,115	240	0.92

Total interest-bearing liabilities	682,756	14,961	2.19	724,338	14,097	1.95	754,310	17,034	2.26
Interest-free liabilities
Non-interest bearing customer accounts	30,039			31,519			19,403
Other interest-free liabilities	197,056			179,705			189,274
Non-controlling interests and shareholders’ funds	46,451			45,279			47,024

Total average liabilities and interest expense	956,302	14,961	1.56	980,841	14,097	1.44	1,010,011	17,034	1.69

Loans and advances to banks and customers include impaired lending; interest on this lending has been recognised using the effective interest rate method, as required by IAS 39.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The analysis of average balances and interest for 2012, 2011 and 2010 between domestic and international offices is as follows:

	Domestic			Foreign			Total

2012	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %

Assets
Loans and receivables:
Loans and advances to banks	80,338	521	0.65	29,981	69	0.23	110,319	590	0.53
Loans and advances to customers	499,464	20,248	4.05	48,886	1,352	2.77	548,350	21,600	3.94
Debt securities	9,080	433	4.77	—	—	—	9,080	433	4.77
Available-for-sale financial assets	27,411	601	2.19	3,893	23	0.59	31,304	624	1.99
Held-to-maturity investments	10,292	288	2.80	—	—		10,292	288	2.80

Total interest-earning assets of banking book	626,585	22,091	3.53	82,760	1,444	1.74	709,345	23,535	3.32
Total interest-earning trading securities and other financial assets at fair value through profit or loss	65,182	2,243	3.44	2,175	63	2.90	67,357	2,306	3.42

Total interest-earning assets	691,767	24,334	3.52	84,935	1,507	1.77	776,702	25,841	3.33
Allowance for impairment losses on loans and advances	(5,948)			(11,539)			(17,487)
Non-interest earning assets	187,089			9,998			197,087

Total average assets and interest income	872,908	24,334	2.79	83,394	1,507	1.81	956,302	25,841	2.70

Percentage of assets applicable to foreign activities (%)							8.72

	Domestic			Foreign			Total

	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %

Liabilities and shareholders’ funds
Deposits by banks	16,011	221	1.38	12,419	103	0.83	28,430	324	1.14
Liabilities to banks under sale and repurchase agreements	11,779	189	1.60	260	9	3.46	12,039	198	1.64
Customer deposits	370,831	6,110	1.65	22,989	527	2.29	393,820	6,637	1.69
Liabilities to customers under sale and repurchase agreements	4,658	47	1.01	5	—	—	4,663	47	1.01
Debt securities in issue	136,842	2,617	1.91	12,595	426	3.38	149,437	3,043	2.04
Other interest-bearing liabilities	19,297	1,428	7.40	—	—	—	19,297	1,428	7.40
Subordinated liabilities	37,537	2,783	7.41	—	—	—	37,537	2,783	7.41

Total interest-bearing liabilities of banking book	596,955	13,395	2.24	48,268	1,065	2.21	645,223	14,460	2.24
Total interest-bearing liabilities of trading book	37,533	501	1.33	—	—		37,533	501	1.33

Total interest-bearing liabilities	634,488	13,896	2.19	48,268	1,065	2.21	682,756	14,961	2.19
Interest-free liabilities
Non-interest bearing customer accounts	28,989			1,050			30,039
Other interest-free liabilities	175,284			21,772			197,056
Minority interests and shareholders’ funds	34,147			12,304			46,451

Total average liabilities and interest expense	872,908	13,896	1.59	83,394	1,065	1.28	956,302	14,961	1.56

Percentage of liabilities applicable to foreign activities (%)							7.78

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Domestic			Foreign			Total

2011	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %

Assets
Loans and receivables:
Loans and advances to banks	63,572	488	0.77	17,429	140	0.80	81,001	628	0.78
Loans and advances to customers	534,384	21,657	4.05	59,768	2,293	3.84	594,152	23,950	4.03
Debt securities	17,683	578	3.27	933	12	1.29	18,616	590	3.17
Available-for-sale financial assets	29,092	848	2.91	5,213	38	0.73	34,305	886	2.58
Held-to-maturity investments	7,958	262	3.29	—	—	—	7,958	262	3.29

Total interest-earning assets of banking book	652,689	23,833	3.65	83,343	2,483	2.98	736,032	26,316	3.58
Total interest-earning trading securities and other financial assets at fair value through profit or loss	59,640	1,998	3.35	3,778	203	5.37	63,418	2,201	3.47

Total interest-earning assets	712,329	25,831	3.63	87,121	2,686	3.08	799,450	28,517	3.57
Allowance for impairment losses on loans and advances	(7,557)			(11,991)			(19,548)
Non-interest earning assets	192,714			8,225			200,939

Total average assets and interest income	897,486	25,831	2.88	83,355	2,686	3.22	980,841	28,517	2.91

Percentage of assets applicable to foreign activities (%)							8.50

	Domestic			Foreign			Total

	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %

Liabilities and shareholders’ funds
Deposits by banks	24,751	190	0.77	2,997	32	1.07	27,748	222	0.80
Liabilities to banks under sale and repurchase agreements	16,399	261	1.59	137	6	4.38	16,536	267	1.61
Customer deposits	350,762	5,754	1.64	14,656	326	2.22	365,418	6,080	1.66
Liabilities to customers under sale and repurchase agreements	7,554	68	0.90	18	—	—	7,572	68	0.90
Debt securities in issue	203,340	4,420	2.17	24,157	625	2.59	227,497	5,045	2.22
Other interest-bearing liabilities	19,242	(219)	(1.14)	—	—	—	19,242	(219)	(1.14)
Subordinated liabilities	33,918	2,155	6.35	—	—	—	33,918	2,155	6.35

Total interest-bearing liabilities of banking book	655,966	12,629	1.93	41,965	989	2.36	697,931	13,618	1.95
Total interest-bearing liabilities of trading book	26,407	479	1.81	—	—	—	26,407	479	1.81

Total interest-bearing liabilities	682,373	13,108	1.92	41,965	989	2.36	724,338	14,097	1.95
Interest-free liabilities
Non-interest bearing customer accounts	30,606			913			31,519
Other interest-free liabilities	153,439			26,266			179,705
Minority interests and shareholders’ funds	31,068			14,211			45,279

Total average liabilities and interest expense	897,486	13,108	1.46	83,355	989	1.19	980,841	14,097	1.44

Percentage of liabilities applicable to foreign activities (%)							7.39

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Domestic			Foreign			Total

2010	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	[1]	Interest income £m	Yield %

Assets
Loans and receivables:
Loans and advances to banks	55,288	408	0.74	15,520	104	0.67	70,808		512	0.72
Loans and advances to customers	535,544	24,035	4.49	56,576	2,050	3.62	592,120		26,085	4.41
Debt securities	29,662	1,359	4.58	1,586	18	1.13	31,248		1,377	4.41
Available-for-sale financial assets	35,296	1,236	3.50	10,223	75	0.73	45,519		1,311	2.88
Held-to-maturity investments	2,188	55	2.51	—	—	—	2,188		55	2.51

Total interest-earning assets of banking book	657,978	27,093	4.12	83,905	2,247	2.68	741,883		29,340	3.95
Total interest-earning trading securities and other financial assets at fair value through profit or loss	59,472	2,208	3.71	5,704	204	3.58	65,176		2,412	3.70

Total interest-earning assets	717,450	29,301	4.08	89,609	2,451	2.74	807,059		31,752	3.93
Allowance for impairment losses on loans and advances	(10,760)			(6,386)			(17,146)
Non-interest earning assets	213,195			6,903			220,098

Total average assets and interest income	919,885	29,301	3.19	90,126	2,451	2.72	1,010,011		31,752	3.14

Percentage of assets applicable to foreign activities (%)							8.92

	Domestic			Foreign			Total

	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	[1]	Interest expense £m	Cost %

Liabilities and shareholders’ funds
Deposits by banks	24,041	219	0.91	16,877	100	0.59	40,918		319	0.78
Liabilities to banks under sale and repurchase agreements	14,933	419	2.81	5,725	94	1.64	20,658		513	2.48
Customer deposits	334,395	5,108	1.53	9,743	273	2.80	344,138		5,381	1.56
Liabilities to customers under sale and repurchase agreements	42,457	231	0.54	73	—	—	42,530		231	0.54
Debt securities in issue	204,200	5,214	2.55	29,907	619	2.07	234,107		5,833	2.49
Other interest-bearing liabilities	12,882	898	6.97	—	—	—	12,882		898	6.97
Subordinated liabilities	32,951	3,618	10.98	11	1	9.09	32,962		3,619	10.98

Total interest-bearing liabilities of banking book	665,859	15,707	2.36	62,336	1,087	1.74	728,195		16,794	2.31
Total interest-bearing liabilities of trading book	26,115	240	0.92	—	—	—	26,115		240	0.92

Total interest-bearing liabilities	691,974	15,947	2.30	62,336	1,087	1.74	754,310		17,034	2.26
Interest-free liabilities
Non-interest bearing customer accounts	18,463			940			19,403
Other interest-free liabilities	174,928			14,346			189,274
Minority interests and shareholders’ funds	34,520			12,504			47,024

Total average liabilities and interest expense	919,885	15,947	1.73	90,126	1,087	1.21	1,010,011		17,034	1.69

Percentage of liabilities applicable to foreign activities (%)							8.06

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS

The following table allocates changes in net interest income between volume and rate for 2012 compared with 2011 and for 2011 compared with 2010. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2012 compared with 2011 Increase/(decrease)			2011 compared with 2010 Increase/(decrease)

	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m

Interest receivable and similar income
Loans and receivables:
Loans and advances to banks	(38)	157	(195)	116	79	37
Loans and advances to customers	(2,350)	(1,804)	(546)	(2,135)	82	(2,217)
Debt securities	(157)	(455)	298	(787)	(400)	(387)
Available-for-sale financial assets	(262)	(60)	(202)	(425)	(290)	(135)
Held-to-maturity investments	26	65	(39)	207	190	17

Total banking book interest receivable and similar income	(2,781)	(2,097)	(684)	(3,024)	(339)	(2,685)
Total interest receivable and similar income on trading securities and other financial assets at fair value through profit or loss	105	135	(30)	(211)	(61)	(150)

Total interest receivable and similar income	(2,676)	(1,962)	(714)	(3,235)	(400)	(2,835)

Interest payable
Deposits by banks	102	8	94	(97)	(105)	8
Liabilities to banks under sale and repurchase agreements	(69)	(74)	5	(246)	(67)	(179)
Customer deposits	557	479	78	699	354	345
Liabilities to customers under sale and repurchase agreements	(21)	(29)	8	(163)	(314)	151
Debt securities in issue	(2,002)	(1,590)	(412)	(788)	(147)	(641)
Other interest bearing liabilities	1,647	4	1,643	(1,117)	(72)	(1,045)
Subordinated liabilities	628	268	360	(1,464)	61	(1,525)

Total banking book interest payable	842	(934)	1,776	(3,176)	(290)	(2,886)
Total interest payable on trading and other liabilities at fair value through profit or loss	22	149	(127)	239	5	234

Total interest payable	864	(785)	1,649	(2,937)	(285)	(2,652)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK MANAGEMENT

All narrative on pages 51 to 142 is unaudited unless otherwise stated. Tables are both audited and unaudited as stated. The audited information is required to comply with the requirements of relevant International Financial Reporting Standards.

Risk Management is at the heart of Lloyds Banking Group’s strategy to become the best bank for customers, investors, shareholders and its people.

The mission for Risk is to support the business in delivering sustainable growth. This is achieved through informed risk decision making and strong risk and capital management, supported by a consistent risk-focused culture across the Group.

ACHIEVEMENTS IN 2012

–	Robust risk governance framework and conservative risk appetite further embedded across the Group.

–	Reductions in assets outside of the Group’s risk appetite ahead of target and capital generative.

–	Sustained improvements in credit quality.

–	Prudent approach to underwriting and provisioning has made portfolios more resilient to future stresses.

–	Implementation of conduct strategy to ensure legacy issues of the past are not repeated.

PRIORITIES FOR 2013

–	Strategy: Continue to support delivery of the Group’s customer focused strategic plan within risk appetite.

–	Risk infrastructure: Continue programme of investment in the Group’s risk systems.

–	Risk culture: Maintain and strengthen the Group’s strong risk culture by managing performance to ensure risk based behaviours.

–	Regulatory change: Deliver against new regulatory requirements.

–	People agenda: Continue to attract, retain and develop high quality people.

THE GROUP’S APPROACH TO RISK

The Group operates a strong and independent Risk Division with rigorous management controls to keep the Group safe, support sustainable business growth and minimise losses within risk appetite.

The mission of Risk Division is to maintain a robust control framework, identify and escalate emerging risks and support sustainable business growth within risk appetite through good risk reward decisioning.

RISK CULTURE

The Board ensures that senior management implements risk policies and risk appetites that either limit or, where appropriate, prohibit activities, relationships and situations that could be detrimental to the Group’s risk profile.

The Group has a conservative business model embodied by a risk culture founded on a prudent approach to managing risk. The Group refreshed its Codes of Business and Personal Responsibility in 2012 reinforcing its approach; colleagues are accountable for the risks they take and the needs of customers are paramount.

The focus remains on building and sustaining long-term relationships with customers whatever the economic climate.

The Group has zero appetite for systemic unfair customer outcomes arising from product design, sales or after-sales processes.

The Group expects its leaders to have the highest integrity and values, thinking and acting for the long-term.

The Group’s risk culture is embedded within the Group’s risk appetites, policies, procedures, controls and reporting. For example:

–

The Group’s risk culture is embedded within its approach to conduct risk, and is supported by frameworks to help it deliver the right outcomes for customers, and implemented through policies and standards in key areas such as product governance, responsible lending, claims and complaints handling.

–

The Group’s risk culture is embedded within its approach to managing credit risk: Board level credit risk appetite is supported by more detailed metrics at Divisional and business level; measurement of credit risk for loans and advances to customers at counterparty level; internal systems of control such as credit policies, assurance and review, controls over rating systems, stress testing and scenario analysis; collateral; master netting agreements and support for customers in difficulty.

RISK APPETITE

–	The Group defines risk appetite as ‘the amount and type of risk that the organisation is prepared to seek, accept or tolerate.’

–

The Group’s strategy operates in tandem with the Group’s high level risk appetite which is supported by more detailed metrics and limits. An updated Risk Appetite Statement was approved by the Board in 2012 which incorporated recommendations from the non-executive directors and is fully aligned with Group strategy.

–	Risk appetite is embedded within policies, authorities and limits across the Group.

–	Risk appetite will continue to evolve in tandem with Group strategy.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GOVERNANCE AND CONTROL

–

Governance is maintained through delegation of authority from the Board, Board Risk Committee and Audit Committee, down through the management hierarchy supported by a committee-based structure designed to ensure that the Group’s risk appetite, policies, procedures, controls and reporting are fully in line with regulations, law, corporate governance and industry good-practice.

–

The Group’s approach to risk is founded on a robust control framework and a strong risk management culture which ensures that business units remain accountable for risk and therefore guides the way all employees approach their work, behave and make decisions.

–

Board-level engagement, coupled with the direct involvement of senior management in Group wide risk issues at Group Executive Committee level, ensures that issues are promptly escalated and remediation plans are initiated where required.

–	The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by both the Board and senior management.

–	A strong control framework remains a priority for the Group and is the foundation for the delivery of effective risk management.

–	The Group optimises performance by allowing business units to operate within approved parameters.

RISK DECISION MAKING AND REPORTING

–	Taking risks which are well understood, consistent with strategy with appropriate margin is a key driver of shareholder value.

–	Risk analysis and reporting supports the identification of opportunities as well as risks.

–

An aggregate view of the Group’s overall risk profile, key risks and management actions, together with performance against risk appetite are reported to and discussed monthly at the Group Risk Committee and Group Asset and Liability Committee (GALCO) with regular reporting to the Board Risk Committee and the Board.

–	Rigorous stress testing exercises are carried out to assess the impact of a range of adverse scenarios with different probabilities and severities to inform strategic planning.

–	The Chief Risk Officer regularly informs the Board Risk Committee of the aggregate risk profile and has direct access to the Chairman and members of the Board Risk Committee.

RISK AS A STRATEGIC DIFFERENTIATOR

The Group strategy and risk appetite were developed together to ensure one informed the other in creating a strategy that delivers on becoming the best bank for customers whilst creating sustainable growth over time.

The Group believes that effective risk management can be a strategic differentiator, in particular:

–	Conservative approach to risk: The Group has a fully embedded conservative approach to, and prudent appetite for risk with risk culture and appetite driven top down.

–

Strong control framework: The Group has a strong risk control framework which is the foundation for the delivery of effective risk management. This framework ensures appropriate engagement in developing risk appetite whilst also ensuring business units operate within approved parameters.

–

Effective risk analysis, management and reporting: Effective risk analysis ensures the identification of opportunities as well as risks and ensures risks are managed appropriately and consistent with strategy. The Groups key risks and performance against risk appetite are monitored and reported regularly to senior management using quantitative and qualitative analysis and are subject to relevant stress testing. This ensures that the Group fully understands the risk in the business at both an individual risk type and aggregate portfolio level. The key risks to the Group are outlined below.

–

Business focus and accountability: Managing risk effectively is a key focus for the Group and is one of the five principal criteria within its Balanced Scorecard on which business areas and individual performance are judged. The Group’s approach to risk means that businesses remain accountable for risk but a strong and independent risk function also helps ensure adherence to the Group’s risk and control frameworks. The continued investment in risk systems and processes will also help differentiate the Group’s risk management approach.

PRINCIPAL RISKS AND UNCERTAINTIES

At present the most significant risks faced by the Group are detailed below. These risks could impact the success of delivering against the Group’s long-term strategic objectives and are aligned to the Group’s Risk Drivers.

Further detail on the Group’s Risk Drivers and how the Group manages risk can be found on page 63.

For further information on the economy see pages 12 and 13.

CREDIT RISK

DEFINITION

Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their obligations (both on or off balance sheet).

PRINCIPAL RISKS

Arising mainly in the Retail, Commercial Banking, and Wealth, Asset Finance and International divisions, reflecting the risks inherent in the Group’s lending activities and, to a lesser extent in the Insurance business in respect of investment holdings and exposures to reinsurers. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties, or in their behaviour, would be expected to reduce the value of the Group’s assets and increase the Group’s write-downs and allowances for impairment losses. Credit risk can be affected by a range of macro-economic environment and other factors, including, inter alia, increased unemployment, reduced asset values, lower consumer spending, increased personal or corporate insolvency levels, reduced corporate profits, increased interest rates and/or higher tenant defaults.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Over the last five years, the global banking crisis and economic downturn has driven cyclically high bad debt charges, especially in the Group’s legacy HBOS portfolios, arising from the Group’s lending to both retail (including those in Wealth, Asset Finance and International division) and commercial customers (including those in Wealth, Asset Finance and International division). Group portfolios will remain strongly linked to the economic environment, with inter alia house price falls, unemployment increases, consumer over-indebtedness and rising interest rates being possible impacts to the Group’s exposures. The Group has exposure to commercial customers in both the UK and internationally, including Europe and Ireland, particularly related to commercial real estate lending, where the Group has a high level of lending secured on secondary and tertiary assets. The possibility of further economic downside risk remains.

MITIGATING ACTIONS

The Group takes many mitigating actions with respect to this principal risk. The Group manages its credit risk in a variety of ways such as:

–	through prudent and through the cycle credit risk appetite and policies;

–

clearly defined levels of authority (including, independently sanctioned and controlled credit limits for commercial customers and counterparties, sound credit scoring models and credit policies for retail customers);

–	robust credit processes and controls; and

–

well-established Group and Divisional committees that ensure distressed and impaired loans are identified, considered, controlled and appropriately escalated and appropriately impaired (taking account of the Group’s latest view of current and expected market conditions, as well as refinancing risk).

Reviews are undertaken at least quarterly and incorporate internal and external audit review and challenge.

For further information on credit risk, see page 63.

CONDUCT RISK

DEFINITION

Conduct risk is defined as the risk of customer detriment or censure and/or a reduction in earnings/value, through financial or reputational loss, from inappropriate or poor customer treatment or business conduct.

PRINCIPAL RISKS

Conduct risk and how the Group manages its customer relationships affect all aspects of the Group’s operations and are closely aligned with achievement of the Group’s strategic vision to be the best bank for customers. As a provider of a wide range of financial services products across different brands and numerous distribution channels to an extremely broad and varied customer base, and as a participant in market activities the Group faces significant conduct risks, such as: products or services not meeting the needs of its customers; sales processes which could result in selling products to customers which do not meet their needs; failure to deal with a customer’s complaint effectively where the Group has got it wrong and not met customer expectations; behaviours which do not meet market standards.

There remains a high level of scrutiny regarding financial institutions’ treatment of customers and business conduct from regulatory bodies, the media and politicians. The FSA in particular continues to drive focus on conduct of business activities through its supervision activity.

There is a risk that certain aspects of the Group’s business may be determined by the FSA, other regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or fair and reasonable treatment in their opinion. The Group may also be liable for damages to third parties harmed by the conduct of its business.

MITIGATING ACTIONS

The Group takes many mitigating actions with respect to this principal risk; key examples include:

–

The Group’s Conduct Strategy and supporting framework have been designed to support its vision and strategic aim to put the customer at the heart of everything it does. The Group has developed and implemented a framework to enable it to deliver the right outcomes for its customers, which is supported by policies and standards in key areas, including product governance, customer treatment, sales, responsible lending, customers in financial difficulties, claims and complaints handling.

–

The Group actively engages with regulatory bodies and other stakeholders in developing its understanding of current customer treatment concerns. The Group develops colleagues’ awareness of these and other expected standards of conduct through these and other policies and standards and codes of responsibility. It also undertakes root cause analysis of complaints and makes use of technology and metrics to facilitate earlier detection and mitigation of conduct issues.

For further information on conduct risk, see page 111.

MARKET RISK

DEFINITION

Market risk is defined as the risk that unfavourable market moves (including changes in and increased volatility of interest rates, market-implied inflation rates, credit spreads and prices for bonds, foreign exchange rates, equity, property and commodity prices and other instruments), lead to reductions in earnings and/or value.

PRINCIPAL RISKS

The Group has a number of market risks, the principal ones being:

–

Interest rate risk: This risk to the Group’s banking income arises from competitive pressures on product terms in existing loans and deposits, which sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in interbank and central bank rates. A further related risk arises from the level of interest rates and the margin of interbank rates over central bank rates.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Equity risk: This risk arises from movements in equity market prices. The main equity market risks arise in the Insurance business and defined benefit pension schemes.

–

Credit spread risk: This risk arises when the market perception of the creditworthiness of a particular counterparty changes. The main credit spread exposure arises in the Insurance business, defined benefit pension schemes and banking businesses.

MITIGATING ACTIONS

Market risk is managed within a Board approved framework using a range of metrics to monitor the Group’s profile against its stated appetite and potential market conditions.

High level market risk exposure is reported regularly to appropriate committees for monitoring and oversight by senior management.

A variety of risk measures are used such as:

–	Sensitivity based measures (e.g. sensitivity to 1 basis point move in interest rates)

–	Percentile based measures (e.g. Value at Risk)

–	Scenario/stress based measures (e.g. single factor stresses, macroeconomic scenarios)

In addition, profit and loss triggers are used in the trading books in order to ensure that mitigating action is discussed if profit and loss becomes volatile.

–

Interest rate risk: Exposure arising from the different repricing characteristics of the Group’s non-trading assets and liabilities, and from the mismatch between interest rate insensitive assets and interest rate sensitive liabilities, is managed centrally. Matching assets and liabilities are offset against each other and interest rate swaps are also used to manage the residual exposure to within the non-traded market risk appetite. Exposure arising from the margin of interbank rates over central bank rates is monitored and managed within the non-traded market risk appetite through appropriate hedging activity.

–	Equity and credit spread risk: The Group continues to liaise with defined benefit pension scheme Trustees with regard to appropriately de-risking the pension scheme portfolio.

For further information on market risk, see page 112.

OPERATIONAL RISK

DEFINITION

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

PRINCIPAL RISKS

The principal operational risks currently facing the Group are:

–

IT systems and resilience: The risk of loss resulting from the failure to develop, deliver or maintain effective IT solutions. The resilience of IT in terms of its availability to customers and colleagues is of paramount importance to the Group.

–	Information security: The risk of information leakage, loss or theft. The threat profile is rapidly changing; in particular increasingly sophisticated attacks by cybercrime groups.

–	External fraud: The risk of loss to the Group and/or its customers resulting from an act of deception or omission.

–	Customer process: The risk of new issues, process weaknesses and control deficiencies within the Group’s customer facing processes as the business continues to evolve.

MITIGATING ACTIONS

The Group operates a robust control environment with regular review and investment. Contingency plans are maintained for a range of potential scenarios with a regime of regular disaster recovery exercises, both Group specific and industry wide. Significant investment has been made in IT infrastructure and systems to ensure their resilience and to enhance the services they support, in recognition of the importance of the ongoing availability of the Group’s services both to its customers and to the wider UK financial infrastructure. The Group continues to invest in IT and information security control environments including user access management and records management to address evolving threats.

The Group adopts a risk based approach to external fraud management, reflecting the current and emerging external fraud risks within the market. This approach drives an annual programme of enhancements to the Group’s technology, process and people related controls; with emphasis on preventative controls, supported by real time detective controls – wherever feasible. The Group has developed a mature and robust fraud operating model with centralised accountability established, discharged via Group-wide policies and operational control frameworks. The Group’s fraud awareness programme is a key component of its fraud control environment; in 2012 a Group-wide awareness campaign was launched specifically addressing the emerging ‘cyber’ threats and the role that the Group’s colleagues play in helping to keep its customers safe and secure.

Material operational risks are reported regularly to appropriate committees, attracting senior management visibility, and are managed via a range of strategies – avoidance, mitigation, transfer (including insurance), and acceptance.

For further information on operational risk, see page 116.

PEOPLE RISK

DEFINITION

People risk is defined as the risk that the Group fails to lead, manage and enable colleagues to deliver to customers, shareholders and regulators leading to reductions in earnings and/ or value.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

PRINCIPAL RISKS

The Group has a strategic aim to be the best bank for customers; it is committed to addressing issues within the business that could contribute to customers receiving unfair outcomes. The Group believes the quality, effectiveness and engagement of its people are fundamental to its successful delivery of this strategy. This belief coincides with the increasing external focus on the culture which underpins the performance and behaviour of employees in the development and delivery of fair outcomes to customers.

Consequently, the Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives. Over the coming twelve months the Group’s ability to manage people risks successfully is likely to be affected by the following factors:

–	The Group’s continuing structural consolidation and the sale of part of its branch network under Project Verde may disrupt its ability to lead and manage its people effectively in some areas;

–	The developing and increasingly rigorous and intrusive regulatory environment may challenge the Group’s people strategy, remuneration practices and retention; and

–	Negative political and media attention on banking sector culture, sales practices and ethical conduct may impact colleague engagement, investor sentiment and the Group’s cost base.

MITIGATING ACTIONS

The Group takes many mitigating actions with respect to people risk. Key examples include:

–

Focusing on strengthening the risk-based culture amongst colleagues by developing and delivering a number of initiatives that reinforce risk-based behaviours to generate the best possible outcomes for customers and colleagues;

–	Continuing to ensure strong management of the impact of organisational change and consolidation on colleagues;

–	Embedding our Codes of Personal and Business Responsibility across the Group;

–	Reviewing and developing incentives continually to ensure they promote colleagues’ behaviours that meet customer needs and regulatory expectations;

–	Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning;

–	Maintaining focus on people risk management across the Group; and

–

Ensuring compliance with legal and regulatory requirements related to Approved Persons and the Remuneration Code, and embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities.

For further information on people risk, see page 118.

LIQUIDITY AND FUNDING RISK

DEFINITION

Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient.

PRINCIPAL RISKS

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and long-term wholesale funding markets. Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted. The key dependencies on successfully funding the Group’s balance sheet include:

–	Continued functioning of the money and capital markets.

–

The continuation of the Group’s strategy of right-sizing the balance sheet and development of the retail deposit base which has led to a significant reduction in the wholesale funding requirement during 2012.

–

Limited further deterioration in the UK’s and the Group’s credit rating. In June 2012 the Group experienced a one notch downgrade in its long-term rating from Moody’s Investors Service (Moody’s), following the agency’s review of 114 European banks. The impact that the Group experienced following the downgrade was not material and was consistent with the modelled outcomes based on the stress testing framework. Similarly the internal stress testing framework indicates that Moody’s one notch downgrade of the UK’s credit rating, announced on 22 February 2013, will not have a material impact on the Group’s liquidity and funding positions; and

–	No significant or sudden withdrawal of customer deposits.

MITIGATING ACTIONS

Liquidity and funding risk appetite for the banking businesses is set by the Board and this statement of the Group’s overall appetite for liquidity risk is reviewed and approved annually by the Board.

–

The Group’s liquidity and funding position is underpinned by its significant customer deposit base, and has been supported by stable funding from the wholesale markets with a reduced dependence on short-term wholesale funding;

–	At 31 December 2012, the Group had £205 billion of highly liquid unencumbered assets in its liquidity portfolio which are available to meet cash and collateral outflows;

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–

Daily monitoring and control processes are in place to address regulatory liquidity requirements. The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group;

–

The Group carries out stress testing of its liquidity position against a range of scenarios, including those prescribed by the FSA, on an ongoing basis. The Group’s liquidity risk appetite is also calibrated against a number of stressed liquidity metrics; and

–

The Group has a contingency funding plan embedded within the Group Liquidity Policy which has been designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing.

For further information on liquidity and funding risk, see page 119.

INSURANCE RISK

DEFINITION

Insurance risk is defined as the risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value.

PRINCIPAL RISKS

The major sources of insurance risk are within the Insurance business and the Group’s defined benefit pension schemes. Insurance risk is inherent in the Insurance business and can be affected by customer behaviour. Insurance risks accepted relate primarily to mortality, longevity, morbidity, persistency, expenses, property and unemployment. The primary insurance risk of the Group’s defined benefit pension schemes is related to longevity.

Insurance risk has the potential to significantly impact the earnings and capital position of the Insurance business of the Group. For the Group’s defined benefit pension schemes, insurance risk could significantly increase the cost of pension provision and impact the balance sheet of the Group.

MITIGATING ACTIONS

The Group takes many mitigating actions with respect to this principal risk, key examples include:

–

Actuarial assumptions are reviewed in line with experience and in-depth reviews are conducted regularly. Longevity assumptions for the Group’s defined benefit pension schemes are reviewed annually together with other IFRS assumptions. Expert judgement is required; and

–	Insurance risk is controlled by robust processes including underwriting, pricing-to-risk, claims management, reinsurance and other risk mitigation techniques.

Insurance risk is reported regularly to appropriate committees and boards.

For further information on insurance risk, see page 129.

State Funding and State Aid is not considered as one of the Group’s Risk Drivers; however the Group does consider State Funding and State Aid to be a Principal Risk.

STATE FUNDING AND STATE AID

PRINCIPAL RISKS

HM Treasury currently holds 39.2 per cent of the Group’s ordinary share capital. United Kingdom Financial Investments Limited (UKFI), as manager of HM Treasury’s shareholding, continues to operate in line with the framework document between UKFI and HM Treasury, managing the investment in the Group on a commercial basis without interference in day-to-day management decisions. There is a risk that a change in Government priorities could result in the framework agreement currently in place being replaced leading to interference in the operations of the Group.

In addition, the Group is subject to European Union State Aid obligations in line with the Restructuring Plan agreed with HM Treasury and the EU College of Commissioners in November 2009, which is designed to support the long-term viability of the Group and remedy any distortion of competition and trade in the European Union (EU) arising from the State Aid given to the Group. This has placed a number of requirements on the Group including an asset reduction target from a defined pool of assets by the end of 2014, known as Project Atlantic, and the divestment of certain portions of its Retail business by the end of November 2013, known as Project Verde. There is a risk that if the Group does not deliver its divestment commitments by November 2013, a Divesture Trustee would be appointed to dispose of the divestment, which could be sold at a negative price.

MITIGATING ACTIONS

The Group has received no indications that the Government intends to change the existing operating arrangements with regard to the role of UKFI and engagement with the Group.

The Group continues to make good progress in respect to its State Aid commitments. In line with the strengthening of the balance sheet, the Group has made excellent progress against its asset reduction commitment and reached the reduction total required in December 2012, two years ahead of the mandated completion date. The Group is currently working with the European Commission to achieve formal release from this commitment.

On 19 July 2012 the Group announced that it had agreed non-binding heads of terms with The Co-operative for the disposal of the Verde business. The Group continues to work with the Co-operative to agree a sale and purchase agreement, with completion of the divestment expected by the end of November 2013. The Group has also undertaken planning for an Initial Public Offering (IPO) of the Verde business, should this be required as a fallback option. The Verde business will be rebranded and operating on a standalone basis within Lloyds Banking Group during 2013 and available for sale to another third party as a further fallback option.

The Group continues to work closely with the FSA, EU Commission, HM Treasury and the Monitoring Trustee appointed by the EU Commission to ensure the successful implementation of the restructuring plan and mitigate customer impact.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EMERGING RISKS

The Group considers the following to be risks that have the potential to increase in significance and affect the performance of the Group. These risks are considered alongside the Group’s five year operating plan.

MACROECONOMIC ENVIRONMENT

The operating plan is challenging, with a focus on improving earnings while achieving the required regulatory improvements on capital and liquidity. Any adverse movement in interest rates or deterioration in macroeconomic environment beyond the Group’s assumptions would delay improvement of the earnings and return profile.

MITIGATING ACTIONS

The Group is actively supporting sustainable growth in the UK economy through the focused range of products and services provided to business and personal customers, as well as through partnerships with industry and Government. Capital, liquidity and credit risk are managed conservatively and reductions in assets outside of the Group’s appetite remain ahead of schedule ensuring the Group is better placed to address macroeconomic shocks.

CAPITAL RISK

The Group has a strong capital position but remains exposed to the risks of lower than expected profitability, significant losses in a number of stress scenarios or volatility through accounting standards and regulatory changes.

One such area of potential regulatory change relates to the Bank of England’s interim Financial Policy Committee (FPC) which published its Financial Stability Report on 29 November 2012. The report recommended that the Financial Services Authority takes action to ensure that the capital of UK banks and building societies reflects a proper valuation of their assets, a realistic assessment of future conduct costs and prudent calculation of risk weights. The FPC met on 19 March 2013 to discuss the FSA recommendations and the Group expects to receive feedback on their conclusion before the end of March 2013.

MITIGATING ACTIONS

The Group has made significant progress and continues to deliver on its strategy of strengthening the balance sheet, including its capital position, to improve the resilience of the Group.

The Group has strong governance, processes and controls which, combined with the Group’s proactive management of risk, result in an appropriate level of capital. This includes:

–	Rigorous stress testing exercises where the results are shared with the FSA; and

–	Prudent internal models, based on empirical data, that meet regulatory and stringent internal requirements.

REGULATORY CHANGE

The Parliamentary Commission on Banking Standards (PCBS) was asked to conduct pre-legislative scrutiny on the draft Banking Reform Bill. The PCBS published its initial report on 21 December 2012. The report contains the Commission’s consideration of the Government’s draft legislation which gives effect to the recommendations of the Independent Commission on Banking. The PCBS looked at ‘Ring fencing’, one of the UK Government’s main proposals for increasing financial stability.

MITIGATING ACTIONS

Actions to respond to the proposals on ring fencing are being taken forward alongside planning for recovery and resolution as part of a programme of work with senior executive sponsorship and robust governance arrangements.

COMPLIANCE AND CONDUCT

Significant legacy costs beyond current provisioning could have significant impact on capital ratios and credit ratings with consequent impact on liquidity risk. There is inherent uncertainty in making estimates of provisions required.

MITIGATING ACTIONS

Prudent provisioning policy – provisions for legacy conduct issues represent management’s best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses.

Group product governance controls – potential risks are monitored through product management information, new product approvals and annual product reviews leading to identification and mitigation of risks at an early stage.

ACCOUNTING STANDARDS

A number of potential changes to accounting standards are under consultation. These standards are currently scheduled for implementation between 2015 and 2018 and have the potential to add substantial volatility to the Group’s reported results and capital.

MITIGATING ACTIONS

The Group continues to monitor potential changes and where appropriate provide feedback.

Further information can be found in note 57 to the financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK GOVERNANCE

Lloyds Banking Group Enterprise Risk Management (ERM) framework provides a robust and consistent approach to risk management across the Group and is a core component of the Group’s Internal Governance framework. Throughout 2012 the integrated governance, risk and control frameworks were further embedded continuing the use of a consistent approach to risk appetite, delegated authorities and governance committee structures.

The Risk Governance structure below is integral to implementing ERM across the Group and by ensuring Risk is appropriately represented on key committees ensures that risk management is discussed in these meetings. This structure outlines the flow and escalation of risk information and reporting from business areas and the Risk Division to the Group Executive Committee (GEC) and Board. Conversely, strategic direction and guidance is cascaded down from the Board and GEC.

Table 1.1: Risk governance structures

Third line of defence
Group Audit
Reporting
Audit Committee
Board
Board Risk Committee
Reporting
Group Chief Executive
GEC members' Committees
Aggregation, escalation
Group Asset and Liability Committee
Group Incident Executive
Group Stress Testing Committee
Independent challenge
Independent challenge
Group Executive Committee
Group Product Governance Committee
Group Risk Committee
Aggregation, escalation
Primary escalation
Business areas' Enterprise Risk Committees
Retail Risk Committee
WAFI Risk Committee
SWIP Risk Committee
Independent challenge
Asset Finance Risk Committee
International Business Risk Committee
Commercial Banking Risk Committee
Independent challenge
Insurance Risk Committee
Group Functions Executive Committees
Group Operations Risk Committee
Reporting
First line of defence
Reporting
Independent challenge
Risk Division Committees/Governance
Commercial Banking Credit Risk Committees
Commercial Credit Risk Governance
Retail and Wealth Credit Risk Management Committees
Retail and Wealth Credit Risk Governance
Group Market Risk Committee
Market and Liquidity Risk Governance
Group Operational Risk Committee
Operational Risk Governance
Group Financial Crime Committee
Financial Crime Risk Governance
Group Compliance and Conduct Committee
Conduct, Compliance and People Risk Governance
Capital and Stress Testing Risk Governance
Group Model Governance Committee
Model Risk Governance
Insurance Risk Committee
Insurance Risk Governance
Risk Division Executive Committee
Second line of defence

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BOARD, EXECUTIVE AND RISK COMMITTEES

The Group’s risk governance structure (see table 1.1) strengthens risk evaluation and management, while also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.

The Board, assisted by the Board Risk and Audit Committees, approves the Group’s overall governance, risk and control frameworks and risk appetite. The risk focus of these committees, together with other committees is described below: The roles of the Board, Board Risk and Audit Committees are further described in the Corporate Governance section on pages 166 to 178.

Table 1.2: Board, Executive and Risk Committees

COMMITTEES	RISK FOCUS
BOARD COMMITTEES
Board

Assisted by Board Risk Committee and Audit Committee approves the Group’s overall governance, risk and control frameworks and risk appetite. The Board also reviews the Group’s aggregate risk exposures and concentrations of risk to ensure that these are consistent with the Board’s agreed appetite for risk.

Board Risk Committee

Oversees and challenges the development, implementation and maintenance of the Group’s risk management framework, ensuring that its strategy, principles, policies and resources are aligned internally to its risk appetite as well as externally to regulation, corporate governance and industry best practice. The Board Risk Committee regularly reviews the Group’s risk exposures across the risk drivers and the detailed risk types.

Audit Committee

To monitor and review the formal arrangements established by the Board in respect of internal controls and the risk management framework. The committee also reviews the effectiveness of the systems for internal control, risk management and compliance with financial services legislation and regulations.

GROUP EXECUTIVE COMMITTEES
Group Executive Committee

Supports the Group Chief Executive in ensuring the effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, while also reviewing the Group’s aggregate risk exposures and concentrations of risk.

THE GROUP EXECUTIVE IS SUPPORTED BY THE:
Group Risk Committee

Reviews and recommends the Group’s risk appetite and governance, risk and control frameworks, high-level Group policies and the allocation of risk appetite. The committee also regularly reviews risk exposures and risk/ reward returns.

Group Asset and Liability Committee

Responsible for the strategic management of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. It is also responsible for the risk management framework for market risk, liquidity risk, capital risk and earnings volatility.

GROUP EXECUTIVE COMMITTEE MEMBERS’ COMMITTEES
Group Product Governance Committee	Provides strategic and senior oversight over design, launch and management of products, including new product approval, annual product reviews and management of risk in the back book.
Group Stress Testing Committee

Responsible for reviewing, challenging and recommending to Group Executive Committee the annual stress testing of the Group’s operating plan based on internal and FSA recommended scenarios, annual European Banking Authority stress tests, and other Group-wide macroeconomic stress tests.

Group Incident Executive	Sets the strategic direction for the Group’s response to significant incidents which could affect its ability to continue to operate, and instigates any tactical initiatives required.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE GROUP RISK COMMITTEE IS SUPPORTED BY THE FOLLOWING COMMITTEES TO ENSURE MORE EFFECTIVE RISK MANAGEMENT, CLEARER ACCOUNTABILITIES AND MORE EFFICIENT AND SIMPLIFIED PROCESSES.
Credit Risk Committees

Responsible for the development and effectiveness of the relevant credit risk management framework, clear description of the Group’s credit risk appetite, setting of credit policy, and compliance with regulatory credit requirements.

Group Market Risk Committee	Monitors and reviews the Group’s aggregate market risk exposures and concentrations and provides a proactive and robust challenge around business activities giving rise to market risks.
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

Group Operational Risk Committee

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

Group Compliance and Conduct Risk Committee	Responsible for monitoring and challenging the Group’s compliance and conduct risk management framework, aggregated compliance and conduct risk profile, and its alignment with agreed risk appetite.
Group Financial Crime Committee

Reviews and challenges the management of financial crime risk including the overall strategy and performance and engagement with financial crime authorities. The committee is accountable for ensuring that, at Group level, financial crime risks are effectively identified and managed within risk appetite and that strategies for financial crime prevention are effectively co-ordinated and implemented across the Group.

Group Model Governance Committee

Responsible for setting the framework and standards for model governance across the Group, including establishing appropriate levels of delegated authority and principles underlying the Group’s risk modelling framework, specifically regarding consistency of approach across business units and risk types. It approves risk models other than a small number defined as highly material to the Group, which are approved by the Group Risk Committee. This also meets FSA BIPRU requirements regarding the governance and approval for Internal Ratings Based models, including Internal Assessment models, Market Risk Value at Risk and Advanced Measurement approach models.

HOW RISK IS MANAGED IN LLOYDS BANKING GROUP

The Enterprise Risk Management framework is implemented through a ‘Three Lines of Defence’ model which defines clear responsibilities and accountabilities and ensures effective independent assurance activities take place covering key decisions.

–

Business Unit Managing Directors/Executives (the first line of defence) have primary responsibility for identifying, measuring, monitoring and controlling risks within their areas of accountability and are required to establish control frameworks for their businesses that are consistent with the Group’s policies and are within the parameters set by the Board, Group Executive Committee and Risk Division.

–

Compliance with policies and parameters is overseen by the Board Risk Committee, the Group Risk Committee, the Group Asset and Liability Committee, and Risk Division. Risk Division (the second line of defence) provides oversight and independent challenge to the effectiveness of risk decisions taken at a Group level by the Group Chief Executive and Group Executive Committee and at a local level by business unit management and their management committees.

–

Group Audit (the third line of defence) provides independent, objective assurance across all areas of the Group focusing on the effectiveness of risk management, control and governance processes in line with ERM principles.

RISK MANAGEMENT IN THE BUSINESS

Line management is directly accountable for the management of risks arising in their individual businesses. A key objective is to ensure that business decisions strike an appropriate balance between risk and reward, consistent with the Group’s risk appetite.

All business areas complete a control effectiveness review annually (see page 62), reviewing the effectiveness of their internal controls and putting in place a programme of enhancements where appropriate. Executives of each business area and each Group Executive Committee member certify the accuracy of their assessment.

This approach provides the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.

RISK MANAGEMENT OVERSIGHT

Risk Division, headed by the Chief Risk Officer, consists of thirteen Risk directors and their specialist teams. These teams provide oversight and independent challenge to business management and support senior management and the Board with independent reporting on risks and opportunities. Risk directors, responsible for each risk type, meet on a regular basis under the chairmanship of the Chief Risk Officer to review and challenge the risk profile of the Group and to ensure that mitigating actions are appropriate.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE CHIEF RISK OFFICER

–	oversees and promotes the development and implementation of consistent group wide governance risk and control frameworks;

–	provides objective challenge to the Group’s senior management with the support of the Risk directors;

–

provides regular briefings and guidance to the Group Executive Committee and the Board ensuring awareness of the Group’s risk profile and the overarching risk management framework with a clear understanding of their accountabilities for risk and internal control.

RISK DIRECTORS

–	report directly to the Chief Risk Officer;

–	have allocated responsibility for specific risk types;

–	are responsible for ensuring the adequacy of the framework for their risk types as well as the oversight of the associated risk profile across the Group; and

–	support specific business areas to provide an enterprise-wide risk management perspective.

INDEPENDENT CHALLENGE

Group Audit provides independent assurance to the Audit Committee and the Board that risks within the Group are recognised, monitored and managed within acceptable parameters. Group Audit is fully independent of Risk, seeking to ensure objective challenge to the effectiveness of the risk governance framework.

RISK MANAGEMENT FRAMEWORK

Risk management strategy and risk appetite are developed and reviewed in tandem with Group strategy. The Group uses an ERM framework to ensure a robust and consistent approach to risk management is applied across all business areas and all risk types in order to drive improvements in its risk profile in line with risk appetite.

The framework is designed to ensure that policies and controls can be adapted to reflect adjustments to business strategy and risk appetite which are made in response to changing market conditions. By providing a structured approach to identify and assess the impact of emerging risks, agree tolerances and develop mitigating strategies the framework also supports the Group’s aim of maximising shareholder value over time.

A key component of the ERM framework is the common risk language, which categorises the risks to which the Group is exposed into eleven categories which are used consistently to support risk aggregation and standardised reporting. ERM framework (table 1.3) outlines the key risk management activities undertaken consistently across the Group for all types of risk. These activities map to the components of the internal control framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

Table 1.3: Risk management framework

1        The Group considers these to be principal risks. See pages 52 to 56 for further details.

Objective setting – the Group’s high level risk appetite is derived from its business strategy of achieving strong, stable and sustainable growth. The risk management strategy and objectives are set to support the business in operating in line with the agreed risk appetite.

The risk appetite is proposed by the Group Chief Executive following review by the Group Risk Committee and Group Asset and Liability Committee, and is approved by the Board. The approved high level appetite and limits are delegated to the Group Chief Executive and then

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

cascaded in consultation with the Group Risk Committee and Group Asset and Liability Committee to members of the Group Executive Committee and the business.

Internal environment – the Group’s risk culture ensures that colleague capability is developed, individual accountabilities and limits are understood, and policies and procedures are adhered to. Colleagues are expected to be aware of, and to comply with, the policies and procedures which apply to them and their work. Line management in each business area has primary responsibility for ensuring that they do so.

Event identification – incidents occurring internally or externally that could affect achievement of the Group’s objectives are identified, differentiating between risks and opportunities. Group-wide risk tools and methodologies are used to help identify risks across the different risk types including external horizon scanning by Risk Division.

Risk assessment and measurement – risks are defined and categorised using a common risk language (see page 63). The impact of risks and issues is determined through effective risk measurement; including modelling, stress testing and scenario analysis to assess financial, reputational and regulatory capital implications (both qualitative and quantitative).

Risk response – actions to mitigate each risk are aligned to the Group’s risk appetite and tolerances, managing future uncertainty and responding in a manner which reduces the likelihood of downside outcomes and increases the upside.

Information and communication – risk reporting consolidates and escalates key risks and management information internally through the Group’s committee structure and reports these externally to regulators. Risk reporting is reviewed by the business executive sitting as a risk committee, to ensure that senior management is satisfied with the overall risk profile, risk accountabilities and progress on any necessary action plans and tracking. Information is provided to Risk Division for review and aggregation to feed into regular reporting on risk exposures and material issues.

At Group level a consolidated risk report and risk appetite dashboard are produced, which are reviewed and debated by the Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a monthly assessment of the aggregate residual risk for the risk drivers, comparing the assessment with the previous periods and providing a forecast for the next twelve months, including an assessment of emerging risks, which could impact the Group over the next five years.

Control activities – robust frameworks are established across the Group covering policies, accountabilities and governance. Proportionate control activities mitigate or transfer risk where appropriate. The outcomes of independent reviews (including internal and external audit and regulatory reviews) are reflected in risk management activities and action plans. Risk and control assessments including the annual control effectiveness review assess the effectiveness of mitigating actions and whether risk exposures are consistent with the Group’s risk appetite.

Monitoring and oversight – regular checks are carried out to ensure the Group’s risk management approach and controls are effective with sufficient oversight in place. Risk Division oversees the effective implementation of policy, and Group Audit provides independent assurance to the Board about the effectiveness of the Group’s internal control framework and adherence to policy. Monitoring processes are in place supporting the reporting and escalation of significant issues or losses to appropriate levels of management. Business areas monitor and report on their risk levels against risk appetite and their performance against relevant limits or policies.

The overall effectiveness of the risk management framework depends on the people undertaking these activities and the quality of the supporting systems and tools. The risk transformation programme is progressing significant investment in risk infrastructure to strengthen the Group’s risk management capability of which the Group policy framework is a key element.

The Group policy framework has four component parts:

–	Group Principles – statements aligned to the Group’s risk drivers which set the foundation for the Group’s behaviours and decision making;

–	Group Policies – documents which translate a specific component of risk appetite into mandatory requirements, key measures and controls;

–	Group Procedures – operational standards required to implement Policy across the Group; and

–	Business Processes – activity, or set of activities, which detail how local businesses will comply with Group Policies and Procedures.

All Policy Framework documents are actively managed and maintained to ensure that they remain effective and aligned to the Group’s risk appetite and changing business needs. Management of the Policy lifecycle includes:

–	Policy setting – development and formal approval of Policy documents to address the Group’s material risk areas;

–	Policy embedding – ensuring all colleagues are aware of the Policies which impact them, and the required processes are in place in business units to implement the Policy requirements;

–	Policy assurance – monitoring and oversight activity to confirm adherence to Policy requirements and ensure any non-compliance is identified and managed; and

–

Policy review – review of each Policy at least once a year in light of any changes to the internal or external environment in order to identify any amendments needed to ensure effective management of the risk within the Group’s appetite.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FULL ANALYSIS OF RISK DRIVERS

The Group’s risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. Following a review in 2012 the Group has moved from six to eleven risk categories to provide greater focus on significant areas of risk. A detailed description of each category is included below.

PRIMARY RISK DRIVERS

Credit risk[1]	Conduct risk[1]	Market risk[1]	Operational risk[1]	People risk[1]	Liquidity and Funding risk[1]	Insurance risk[1]	Regulatory risk	Capital risk	Financial Reporting risk	Governance risk

Page 63	Page 111	Page 112	Page 116	Page 118	Page 119	Page 129	Page 130	Page 131	Page 141	Page 142

[1] The Group considers these to be principal risks. See pages 52 to 56 for further details.

SECONDARY RISK DRIVERS

Concentration Risk	Customer Risk	Equity Risk	Regulatory	Regulatory People Risk	Funding Risk	Mortality	Prudential Risk	Capital Sufficiency	Financial and Prudential Regulatory Reporting	Governance
Counterparty Risk	Product Risk	Foreign Exchange Risk	Customer Treatment		Liquidity Risk	Longevity	Compliance Risk	Capital Efficiency	Tax
	Product Distribution/ Advice	Interest Rate Risk	People			Morbidity	Regulatory Development Risk		Disclosure
	Business Standards	Credit Spread	Supplier Management			Persistency
			Customer Processes			Property
			Financial Crime			Expenses
			Anti-Money Laundering and Sanctions Security			Unemployment
IT Systems
Change
Organisational Infrastructure

CREDIT RISK

DEFINITION

Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their obligations (both on and off balance sheet).

RISK APPETITE

Credit risk appetite is set at Board level and is described and reported through a suite of metrics derived from a combination of accounting and credit portfolio performance measures, which may include the use of various credit risk rating systems as inputs. These metrics are supported by more detailed appetite metrics at Divisional and business level and by a comprehensive suite of policies, sector caps, product and country limits to manage concentration risk and exposures within the Group’s approved risk appetite.

This statement of the Group’s overall appetite for credit risk is reviewed and approved annually. With the support of the Group Risk Committee, the Group Chief Executive allocates this risk appetite across the Group.

EXPOSURES

The principal sources of credit risk within the Group arise from loans and advances to retail customers, financial institutions, sovereigns and corporate clients. The credit risk exposures of the Group are set out in note 55 to the financial statements. Credit risk exposures are categorised as ‘retail’, arising primarily in the Retail and Wealth, Asset Finance and International Divisions, ‘commercial’ and ‘corporate’, ‘financial institutions’ or ‘Sovereigns’ arising in the Commercial Banking and Wealth, Asset Finance and International Divisions.

In terms of loans and advances, credit risk arises both from amounts lent and commitments to extend credit to a customer as required. These commitments can take the form of loans and overdrafts, or credit instruments such as guarantees and standby, documentary and commercial letters of credit. With respect to commitments to extend credit, the Group is potentially also exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is less than the total unused commitments, as most retail term commitments to extend credit can be cancelled without notice and the creditworthiness of customers is monitored frequently. In addition, most corporates commitments to extend credit are contingent upon customers maintaining specific credit standards, which are monitored regularly.

Credit risk can also arise from debt securities, private equity investments, derivatives and foreign exchange activities. Note 18 to the financial statements shows the total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2012. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 55 to the financial statements.

Credit risk exposures in the Insurance business arise primarily from holding investments and from exposure to reinsurers. A significant proportion of the investments are held in unit-linked and with-profits funds where the shareholder risk is limited, subject to any guarantees given.

Note 2(H) to the financial statements provides details of the Group’s approach to the impairment of financial assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The Group assesses the probability of default of individual counterparties using internal rating models tailored to the various categories of counterparty. In its principal retail portfolios exposure at default and loss given default models are also in use. They have been developed internally and use statistical analysis, combined, where appropriate, with external data and subject matter expert judgement. Each rating model is subject to a validation process, undertaken by independent risk teams, which includes benchmarking to externally available data, where possible. The most material rating models are approved by the Group Risk Committee. Responsibility for the approval of the remaining material rating models, and the governance framework in place around all Group models, is delegated to the Group Model Governance Committee.

Each probability of default model segments counterparties into a number of rating grades, each representing a defined range of default probabilities (details of these rating scales are published in the Group’s Pillar III disclosure). Exposures migrate between rating grades if the assessment of the counterparty probability of default changes. Each rating system is required to map to a master scale, which supports the consolidation of credit risk information across portfolios through the adoption of a common rating scale. Given the differing risk profiles and credit rating considerations, the underlying risk reporting has been split into two distinct master scales, a retail master scale and a wholesale master scale (Note 55 to the financial statements provides an analysis of the portfolio and page 69 provides details of our Credit risk portfolio).

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

The models vary, inter alia, in the extent to which they are point in time versus through the cycle. The models are subject to rigorous validation and oversight/governance, including where appropriate, benchmarking to external information.

In non-retail portfolios the PD models segment counterparties into a number of rating grades, with each grade representing a defined range of default probabilities, and there are a number of different model rating scales. Counterparties/exposures migrate between rating grades if the assessment of the PD changes. The modelled PDs ‘map’ to a (non-retail) master scale which enables the consolidation of credit risk information, and it is this that forms the basis for the IFRS credit quality characterisation.

In retail, for reporting purposes, counterparties are also segmented into a number of rating grades, each representing a defined range of default probabilities and exposures migrate between rating grades if the assessment of the counterparty probability of default changes.

The nature, construction and calibration of retail and non-retail models are very different and so too are their respective master scales (not least in their graduality). The distribution of probabilities of default is also different, which precludes reporting on a single consolidated basis.

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

Controls over rating systems: The Group has established an independent team in the Risk Division that sets common minimum standards, designed to ensure risk models and associated rating systems are developed consistently, and are of sufficient quality to support business decisions and meet regulatory requirements. Internal rating systems are developed and owned by the Risk Division. Line management takes responsibility for ensuring the validation of the rating systems, supported and challenged by an independent specialist group function.

Concentration risk: Credit risk management includes portfolio controls on certain industries, sectors and product lines to reflect risk appetite as well as individual limit guidelines. Credit policy is aligned to the Group’s risk appetite and restricts exposure to certain high risk countries and more vulnerable sectors and segments. Note 20 to the financial statements, provides an analysis of loans and advances to customers by industry (for wholesale customers) and product (for retail customers). Exposures are monitored to prevent an excessive concentration of risk and single name concentrations. In addition correlated concentration risks to sectors and movement in such concentrations are monitored regularly to guide risk appetite and limit setting, identify unwanted concentrations, and provide an early warning indicator for potential excesses. These concentration risk controls are not necessarily in the form of a maximum limit on lending, but may instead require new business in concentrated sectors to fulfil additional hurdle requirements. The Group’s large exposures are reported in accordance with regulatory reporting requirements.

Cross-border and cross-currency exposures: The Board sets country risk appetite. Within these, country limits are authorised by the country limits committee, taking into account economic, financial, political and social factors. Group policies stipulate that these limits must be consistent with, and support the approved business and strategic plans of the Group.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Specialist expertise: Credit quality is maintained by specialist units providing, for example: intensive management and control (see Intensive care of customers in financial difficulty on pages 66 to 68); security perfection, maintenance and retention; expertise in documentation for lending and associated products; sector specific expertise; and legal services applicable to the particular market place and product range offered by the business.

Stress testing and scenario analysis: The credit portfolio is also subjected to stress testing and scenario analysis. Events are modelled at a group wide level, at divisional and business unit level and by rating model and portfolio.

Credit risk assurance and review: Group Credit Risk Assurance, a team within Group Audit comprising experienced credit professionals, is also in place. In conjunction with Risk senior management, this team carries out independent risk based credit reviews, providing individual business unit assessment of the effectiveness of risk management practices and adherence to risk controls across the diverse range of the Group’s wholesale businesses and activities, facilitating a wide range of audit, assurance and review work. These include cyclical (‘standard’) credit reviews, non-standard reviews, and bespoke assignments, including impairment adequacy reviews as required. The work of Group Credit Risk Assurance continues to provide executive and senior management (and Audit Committee) with assurance and guidance on credit quality, effectiveness of credit risk controls and Business Support Unit work out strategies as well as accuracy of impairments.

RETAIL ASSETS (LENDING TO INDIVIDUALS IN RETAIL AND WEALTH, ASSET FINANCE AND INTERNATIONAL DIVISIONS)

The Group uses a variety of lending criteria when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant’s previous credit history using information held by credit reference agencies (CRA). The Group also assesses the affordability of the borrowings to the borrower under stressed scenarios including increased interest rates. In addition, the Group has in place quantitative limits such as product maximum limits, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are hard limits above which the Group will reject the application. The Group also has certain criteria that are applicable to specific products such as for applications for a mortgage on a property that is to be let by the applicant.

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

For UK mortgages, the Group’s policy is to reject all standard applications with a loan-to-value (LTV) greater than 90 per cent. For mainstream mortgages the Group has maximum per cent LTV limits which depend upon the loan size. These limits are currently:

Table 1.4: Loan to value analysis (unaudited)

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

The Group uses credit scorecards for decision making, both at an application stage and throughout the credit lifecycle. The scorecards are developed in-house using a variety of data sources. These sources include the customer’s application for credit (for example, number of dependants, address and loan term); data held internally by the Group (for example, other account holdings and the performance of these other accounts); public information (for example, electoral roll data and County Court Judgments, bankruptcies); and CRA data (for example, performance of credit lines with other lenders and applications for credit to other lenders). The selection of data characteristics and the weightings associated with the characteristics are determined by the Group in accordance with industry-recognised standards for scorecard development. Scorecards are approved and monitored in accordance with Group Model Governance policies.

The Group has developed over 60 scorecards, which are currently in use, based on product and customer segment. The scorecard cut-offs are determined based on the inherent risk of the product/segment, the product pricing and the Group’s appetite for the risk of the product/customer segment for which the scorecard has been developed; no direct comparison can be made against scorecards developed by other lenders or external providers.

The United Kingdom has a number of credit reference agencies which, as well as providing lenders with data, have also developed commercially-available credit scores to lenders and consumers. However, unlike the US, there is no dominant provider of credit scores and significantly less consumer awareness of these scores. The Group does not base its lending decisions on these commercially-available scores and instead uses the scorecards developed in-house, as detailed above.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COMMERCIAL CUSTOMERS

Individual credit assessment and sanction with the exception of smaller SME names: Credit risk in commercial customers’ portfolios is subject to individual credit assessments, which consider the strengths and weaknesses of individual transactions and the balance of risk and reward. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities and limit guidelines. Approval requirements for each decision are based on the transaction amount, the customer’s aggregate facilities, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty underwriting is generally the same as that for assets intended to be held over the period to maturity.

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

COLLATERAL

The principal collateral types for loans and advances are:

-	mortgages over residential and commercial real estate;

-	charges over business assets such as premises, inventory and accounts receivables;

-	charges over financial instruments such as debt securities and equities; and

-	guarantees received from third parties.

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

MASTER NETTING AGREEMENTS

Where it is appropriate and likely to be effective, the Group seeks to enter into master netting agreements. Although master netting agreements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis, they do reduce the credit risk to the extent that, if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since it is affected by each transaction subject to the agreement.

OTHER CREDIT RISK TRANSFERS

The Group also undertakes asset sales and credit derivative based transactions as a means of mitigating or reducing credit risk, taking into account the nature of assets and the prevailing market conditions.

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

INTENSIVE CARE OF CUSTOMERS IN FINANCIAL DIFFICULTY

The Group operates a number of schemes to assist borrowers who are experiencing financial stress. The material elements of these schemes through which the Group has granted a concession, whether temporarily or permanently, are set out below and in note 55 to the financial statements.

RETAIL CUSTOMERS

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

One component of the Group’s relationship management approach is to contact customers showing signs of financial difficulty, discussing with them their circumstances and offering solutions to prevent their accounts falling into arrears.

The specific tools available to assist customers vary by territory and product and the customer’s status. In defining the treatments offered to customers who have experienced financial distress, the Group distinguishes between the following three categories:

-

Reduced contractual monthly payment – a temporary account change to assist customers through periods of financial difficulty where arrears do not accrue at the original contractual payments, for example capital payment breaks and payment assistance breaks. Any arrears existing at the commencement of the arrangement are retained;

-	Financial distress assistance – an arrangement for customers in financial distress where arrears accrue at the contractual payment, for example short-term arrangements to pay and term extensions; and

-	Repair – an account change used to repair a customer’s position when they have emerged from financial difficulty, for example capitalisation of arrears.

To assist customers in financial distress, the Group also participates in, or benefits from, the following UK Government sponsored programmes for households:

-

Income Support for Mortgage Interest – This is a Government medium-term initiative that provides certain defined categories of customers, principally those who are unemployed, access to a benefit scheme, paid for by the Government, which covers all or part of the interest on the mortgage. Qualifying customers are able to claim for mortgage interest on up to £200,000 of the mortgage. All decisions regarding an individual’s eligibility and any amounts payable under the scheme rest solely with the Government. Payments are made directly to the Group by the appropriate Government department.

-

Homeowner Mortgage Support Scheme – This is a Government medium-term initiative that enables borrowers affected by temporary reductions in income to access reduced payments for a period of up to two years. The Government provides a partial guarantee to the Group whilst a customer participates in the plan. Decisions on eligibility, principally whether the Group expects the borrower’s earnings to recover fully, initially rest with the Group and must be made on the basis of detailed information received from an independent fee-free advisor. After a year, the customer must undergo a further full assessment made by the advice agency. The customer must pay at least 30 per cent of the interest due. Any shortfall in payments made during the period covered by the scheme is collected through increased payments over the remaining term. The scheme was closed to new customer applications in April 2011 by the Department of Communities and Local Government.

-

Mortgage Rescue Scheme – This is a Government short-term initiative for borrowers in difficulty and facing repossession, who would have priority for re-housing by a local authority (e.g. the elderly, disabled, single parents). Eligible customers can have their property bought in full or part by the social rented sector and then remain in their home as a tenant or shared equity partner. If the property is sold outright the mortgage is redeemed in full.

COMMERCIAL CUSTOMERS

Wholesale credit facilities are reviewed on a regular basis and more frequently where required. When financial stress is exhibited, the customer would be transferred at an early stage to one of the Group’s specialist Business Support Units (BSUs) or Customer Support teams.

In order to support commercial customers that encounter difficulties during the current economic downturn, the Group increased the size of its dedicated Business Support Unit (BSU) to cover all its UK and International portfolios.

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

The determination of cash flows for cases in the BSUs is undertaken by a specialist risk team who gather a range of information from various sources including the customer, professional advisers and the Group’s own credit teams to fully understand and appraise the customer’s business and circumstances. A more detailed assessment is undertaken to assist in reducing risk exposure and highlighting potential strategic options. This often involves the Group, in addition to using its own internal experts, engaging professional advisers to perform Independent Business Reviews and, where relevant, independently value collateral held. In more complex cases, such as those involving work-out strategies, the review may also involve:

-	critically assessing customer’s ability to successfully manage the business effectively in a distressed situation where turnaround is required;

-	analysis of market sector factors, i.e. products, customers, suppliers, pricing and margin issues;

-	performance review of operational areas that should be considered in terms of current effectiveness and efficiency and scope for improvements;

-	financial analysis to model plans and factor in potential sensitivities, vulnerabilities and upsides; and

-	determining the most appropriate corporate and capital structure suitable for the work-out strategy concerned.

The above assessment, monitoring and control processes continue throughout the period the case is managed within the BSU. All the analysis performed around cash flows is used to determine appropriate impairment provisions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Customer Support provides intensive care and support to smaller Commercial SME customers in difficulty. Whilst the customer relationship remains with the Relationship Manager, they are supported by a Customer Support Manager to oversee and manage identified risk.

It is Group policy that where forbearance has been granted for a commercial customer it must be managed either within the Group’s good book watchlist Credit Risk Classification framework or within a BSU. Whilst the Group treats all impaired assets to commercial customers as having been granted some form of forbearance in the past, granting forbearance does not necessarily mean that it is expected that future cash flows will fall, or that the asset is impaired. Depending on circumstances and within robust parameters and controls, the Group believes forbearance can help support the customer in the medium term.

Multiple types of forbearance concessions may occur and each case is treated depending on its own specific circumstances, as the Group’s strategy and offer of forbearance is largely dependent on the individual situation. Early identification, control and monitoring are key in order to support the customer and protect the Group.

The Group’s forbearance actions for its commercial customers experiencing financial difficulties fall into the following three main categories:

-	Amendments – Waiver or amendment of covenants or interest rate to a level considered outside of market or the Group’s risk appetite;

-	Extensions – Extension/alteration of repayment terms to a level outside of market or the Group’s risk appetite due to the customer’s inability to make existing contractual repayment terms; and

-	Forgiveness – Debt for equity swaps or partial debt forgiveness. This type of forbearance will always give rise to impairment.

Following a forbearance event, should the customer show a sustained period of stabilisation on their new terms and conditions or where the forbearance has reversed or cured, the customer would likely be returned to the mainstream good classification, at which point they may no longer be considered forborne. Such a decision can be made only by the independent Risk Division.

The Group recognises that forbearance alone is not necessarily an indicator of impairment but is a trigger point for it to review the customer’s credit profile.

One of the components of the approach to forbearance and early identification of issues used for commercial customers is the Group’s Credit Risk Classification Policy. This complements the Group’s risk rating tools and is designed to identify and highlight portfolio levels of asset quality as well as individual problem credits. This policy includes the Group’s good book/mainstream early warning watchlist process identifying ‘Special Mention’ and ‘Sub Standard’ cases. This process seeks to ensure that Relationship Managers act promptly to identify, and highlight to senior management, customers that have the possibility to become higher risk in the future. Customers classified as Special Mention/Sub Standard are subject to additional controls and regular monitoring routines, including oversight by BSU and the independent risk function.

Concessions granted under forbearance would be classified in the Group’s Credit Risk Classification system according to the severity of the customer’s financial distress. Management information is produced which gives a high level view of asset quality, with clearly defined parameters and features. Trends and warning signs are reported and advised to senior management promptly, which include issues not yet identified by rating models. A robust review and challenge process is applied to each credit if asset quality declines, initiating an appropriate and measured response. As the financial stress of a credit deteriorates the Credit Risk Classification helps to determine the route and management of the customer. Repeat transgressions of forbearance would be reflected in the strategy to manage the customer and an objective reassessment of any impairment will be undertaken on a regular basis. This is subject to independent review and sanctioning.

The Group’s accounting policy for loan renegotiations and forbearance is set out in note 2(H) to the financial statements.

In addition, the Group, through its banking businesses, participates in a number of initiatives designed to assist small and medium-sized enterprises. These include:

-

The Lending Code: A voluntary code of practice covering its subscribers’ dealings with consumers, micro-enterprises and charities with an income of less than £1 million, in respect of current account overdrafts, loans, credit cards and lending. It sets standards for financial institutions to follow in order to ensure that firms act fairly and reasonably in all dealings with UK customers. In addition to providing protection for customers, it also gives guidance as to how firms should treat them on both a day to day basis, and when they suffer times of financial difficulty.

-

Business Finance Taskforce: The Group, through its banking businesses, has taken a leading role in the Business Finance Taskforce, which committed to a number of key actions in three broad areas: (i) improving customer relationships; (ii) ensuring better access to finance (for example, through regular in-depth surveys of SME customers, including Ethnic Minority Businesses and Female Led Businesses); and (iii) providing better information and promoting customer understanding (including sponsorship of the Enterprise Research Centre).

-

The lending appeals process: If a lending application is declined, customers have the right to appeal that decision. The Group has committed to go beyond industry agreed standards in this area and has pledged to respond to 90 per cent of appeals with a decision within 15 working days. In addition to this, customers will receive a goodwill payment for each overturned decline. The appeals process is overseen by the Independent External Reviewer of Appeals.

-

Business mentoring: Businesses may benefit from the support of a business mentor. A free online service, offered by “mentorsme” that enables businesses to locate local independent mentoring organisations that suit their specific business needs. The Group has committed to having 400 trained mentors across the UK available to businesses free of charge through a network of not for profit mentoring agencies. The Group also partners several mentoring initiatives to support SME including the EDA (Enterprise Diversity Alliance), young enterprise through the Group’s Enterprise Awards and social enterprise through work with Business in the Community and the School of Social Entrepreneurs.

-

The Government’s National Loan Guarantee Scheme (NLGS) through which the Group will provide discounted funding to SMEs with a turnover of up to £250 million over the next five years. The Group issued its full allocation of funding for the scheme and is continuing to market these facilities in order to ensure that the full benefit of the scheme is passed on to SME customers.

-	2013 SME Charter: The 2013 SME Charter details the Group’s commitment to supporting UK business and, amongst others, includes pledges that:

	-	The Group will deliver net lending that is positive and ahead of the industry as a whole.

-

As part of its participation in the Funding for Lending Scheme (FLS), the Group will continue to offer interest rate reductions of 1 per cent on all approved business loan, commercial mortgage and hire purchase applications for the whole life of these loans.

	-	The Group will do everything possible to support business customers that are facing financial difficulties through its customer support specialists.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE GROUP CREDIT RISK PORTFOLIO IN 2012

OVERVIEW

–	The Group’s impairment charge decreased by 42 per cent to £5,697 million in 2012, due to significant portfolio reductions and an improving overall credit quality.

–

The lower charges were supported by the continued application of the Group’s prudent risk appetite and strong risk management controls. The portfolio also benefited from continued low interest rates, and broadly stable UK retail property prices, partly offset by subdued UK and global economic growth, high unemployment and a weak commercial real estate market.

–

The Group’s exposures which are higher risk are being successfully managed by the Business and Customer Support Units in Commercial Banking and Ireland wholesale and Collection and Recovery Units in Retail.

–	The Group continues to proactively manage down sovereign as well as banking and trading book exposure to selected Eurozone countries.

–	The Group’s divestment strategy remains focused on reducing assets outside of the Group’s risk appetite and on the disposal of higher risk positions.

Table 1.5: Impairment charge by Division (audited)

	2012 £m	2011 £m	Change %

Retail	1,270	1,970	36
Commercial Banking	2,946	4,210	30
Wealth, Asset Finance and International	1,480	3,604	59
Central items	1	3	67

Total impairment charge	5,697	9,787	42

Impairment charge as a % of average advances	1.02%	1.62%	(60	)bp

Total impairment charge comprises

Table 1.6: Total impairment charge (audited)

	2012 £m	2011 £m	Change %

Loans and advances to customers	5,654	9,712	42
Debt securities classified as loans and receivables	15	49	69
Available-for-sale financial assets	37	81	54
Other credit risk provisions	(9)	(55)	(84)

Total impairment charge	5,697	9,787	42

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.7: Impairments on loans and advances (audited)

	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions £m	[1]	Impairment provisions as a % of impaired loans %	[2]

At 31 December 2012
Retail	346,560	8,320	2.4	2,335		32.5
Commercial Banking	144,770	23,965	16.6	9,984		41.7
Wealth, Asset Finance and International	42,927	14,008	32.6	9,453		67.5
Reverse repos and other items	5,814	—	—

	540,071	46,293	8.6	21,772		48.2
Impairment provisions	(21,772)
Fair value adjustments[3]	(1,074)

Total Group	517,225

At 31 December 2011
Retail	356,907	8,822	2.5	2,718		35.4
Commercial Banking	169,964	33,117	19.5	13,693		41.3
Wealth, Asset Finance and International	51,506	18,330	35.6	11,307		61.7
Reverse repos and other items	17,066	—	—	—		—

	595,443	60,269	10.1	27,718		46.9
Impairment provisions	(27,718)
Fair value adjustments[3]	(2,087)

Total Group	565,638

[1]	Includes collective unimpaired provisions.

[2]	Provisions as a percentage of impaired loans are calculated excluding Retail unsecured loans in recoveries (2012: £1,129 million; 2011: £1,137 million).

[3]

The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected future impairment losses and market liquidity at the date of acquisition. The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred. The element relating to market liquidity unwinds to the income statement over the estimated useful lives of the related assets (until 2014 for wholesale loans and 2018 for retail loans) although if an asset is written off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment). The fair value unwind in respect of impairment losses incurred was £868 million for 2012 (2011: £1,693 million). The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, and loans are repaid or written off, and will reduce to zero over time.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CREDIT RISK – RETAIL

Overview

–

The Retail impairment charge was £1,270 million in 2012, a decrease of 36 per cent, against 2011 primarily driven by the unsecured portfolio as a result of the Group’s sustainable risk appetite and ongoing effective portfolio management.

–	The Retail impairment charge, as an annualised percentage of average loans and advances to customers decreased to 0.36 per cent in 2012 from 0.54 per cent in 2011.

–	The overall value of assets entering arrears in 2012 was lower in both unsecured and secured lending compared to 2011.

–

Approximately 8 per cent of total Retail assets at 31 December 2012 are outside of the Group’s risk appetite; primarily specialist mortgages which is closed to new business and has been in run-off since 2009.

Table 1.8: Retail impairment charge

(audited)	2012 £m	2011 £m	Change %

Secured	377	463	19
Unsecured	893	1,507	41

Total impairment charge	1,270	1,970	36

(unaudited)

Impairment charge as a % of average advances	0.36%	0.54%	(18	)bp

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Impaired loans and provisions

Retail impaired loans decreased by £502 million to £8,320 million compared with 31 December 2011 and, as a percentage of closing loans and advances to customers, decreased to 2.4 per cent from 2.5 per cent at 31 December 2011. Impairment provisions as a percentage of impaired loans (excluding unsecured loans in recoveries) decreased to 32.5 per cent from 35.4 per cent at 31 December 2011 driven by the reduction in unsecured impaired loans.

Table 1.9: Impairments on Retail loans and advances (audited)

	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions £m	[1]	Impairment provisions as a % of impaired loans %	[3]
At 31 December 2012
Secured	323,862	6,321	2.0	1,616		25.6
Unsecured:
Collections		870		719		82.6
Recoveries[2]		1,129		—
	22,698	1,999	8.8	719
Total gross lending	346,560	8,320	2.4	2,335		32.5
Impairment provisions	(2,335)
Fair value adjustments	(915)
Total	343,310
At 31 December 2011
Secured	332,143	6,452	1.9	1,651		25.6
Unsecured:
Collections		1,233		1,067		86.5
Recoveries[2]		1,137		—
	24,764	2,370	9.6	1,067
Total gross lending	356,907	8,822	2.5	2,718		35.4
Impairment provisions	(2,718)
Fair value adjustments	(1,377)
Total	352,812

[1]	Impairment provisions include collective unimpaired provisions.

[2]	Recoveries assets are written down to the present value of future expected cash flows on these assets.

[3]	Impairment provisions as a percentage of impaired loans are calculated excluding unsecured loans in recoveries.

The Retail division’s loans and advances to customers are analysed in the following table:

Table 1.10: Retail loans and advances to customers (audited)

	2012 £m	2011 £m
Secured:
Mainstream	248,735	256,518
Buy to let	49,568	48,276
Specialist	25,559	27,349
	323,862	332,143
Unsecured:
Credit cards	9,465	10,192
Personal loans	10,523	11,970
Bank accounts	2,710	2,602
	22,698	24,764
Total gross lending	346,560	356,907

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Secured

The secured impairment charge decreased to £377 million from £463 million in 2011 reflecting further reductions in impaired loans. The annualised impairment charge, as a percentage of average loans and advances to customers, decreased to 0.12 per cent in 2012 from 0.14 per cent in 2011. Provision coverage has remained stable at 25.6 per cent compared to 31 December 2011.

The impairment provisions held against secured assets reflect the Group’s view of appropriate allowance for incurred losses. The Group holds appropriate impairment provisions for customers who are experiencing financial difficulty, either on a forbearance arrangement or who may be able to maintain their repayments only whilst interest rates remain low.

The value of mortgages greater than three months in arrears (excluding repossessions) increased to £9,637 million at 31 December 2012 compared to £9,560 million at 31 December 2011. The value of mortgages subject to forbearance (reduced contractual monthly payment treatment) reduced from £3,923 million (1.2 per cent) at 31 December 2011 to £2,706 million (0.8 per cent) at 31 December 2012.

The number of customers entering into arrears was 7 per cent lower in 2012 in comparison with 2011.

Table 1.11: Mortgages greater than three months in arrears (excluding repossessions) (unaudited)

	Number of cases		Total mortgage accounts %		Value of debt[1]		Total mortgage balances %
	2012 Cases	2011 Cases	2012%	2011%	2012 £m	2011 £m	2012%	2011%
At 31 December 2012
Mainstream	55,905	53,734	2.2	2.0	6,287	5,988	2.5	2.3
Buy to let	7,306	7,805	1.6	1.8	1,033	1,145	2.1	2.4
Specialist	13,262	13,677	7.6	7.5	2,317	2,427	9.1	8.9
Total	76,473	75,216	2.4	2.3	9,637	9,560	3.0	2.9

1	Value of debt represents total book value of mortgages in arrears.

The stock of repossessions decreased to 2,438 cases at 31 December 2012 compared to 3,054 cases at 31 December 2011.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Secured loan to value analysis

The average indexed LTV on the mortgage portfolio at 31 December 2012 increased to 56.4 per cent compared with 55.9 per cent at 31 December 2011. The average LTV for new mortgages and further advances written in 2012 was 62.6 per cent compared with 62.1 per cent for 2011.

The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 11.7 per cent (£37,811 million) at 31 December 2012, compared with 12.0 per cent (£39,729 million) at 31 December 2011. The tables below show LTVs across the principal mortgage portfolios.

Table 1.12: Actual and average LTVs across the Retail mortgage portfolios (audited)

	Mainstream %	Buy to let %	Specialist %	[1]	Total %
At 31 December 2012
Less than 60%	31.9	12.8	14.7		27.6
60% to 70%	12.8	12.9	9.7		12.6
70% to 80%	18.3	26.2	17.2		19.4
80% to 90%	16.6	16.5	19.1		16.8
90% to 100%	10.5	15.4	18.5		11.9
Greater than 100%	9.9	16.2	20.8		11.7
Total	100.0	100.0	100.0		100.0
Average loan to value:[2]
Stock of residential mortgages	52.7	73.6	72.6		56.4
New residential lending	62.3	64.5	n/a		62.6
Impaired mortgages	72.2	99.3	88.1		78.3
At 31 December 2011
Less than 60%	32.5	12.7	14.6		28.1
60% to 70%	12.7	13.0	10.1		12.5
70% to 80%	17.2	24.1	17.2		18.2
80% to 90%	16.0	17.3	19.3		16.5
90% to 100%	11.2	17.1	19.0		12.7
Greater than 100%	10.4	15.8	19.8		12.0
Total	100.0	100.0	100.0		100.0
Average loan to value:[2]
Stock of residential mortgages	52.2	74.0	72.6		55.9
New residential lending	61.4	65.8	n/a		62.1
Impaired mortgages	72.0	99.8	88.0		78.4

[1]	Specialist lending is closed to new business and is in run-off.

[2]	Average loan to value is calculated as total loans and advances as a percentage of the total collateral of these loans and advances.

UNSECURED

The impairment charge on unsecured loans and advances to customers reduced by £614 million in 2012 to £893 million compared with 2011. The impairment charge as a percentage of annualised average loans and advances to customers decreased to 3.74 per cent in 2012 from 5.65 per cent in 2011.

A combination of reduced demand from customers for new unsecured borrowing and existing customers continuing to reduce their personal indebtedness contributed to loans and advances to customers reducing by £2,066 million since 31 December 2011 to £22,698 million at 31 December 2012.

Impaired loans decreased by £371 million since 31 December 2011 to £1,999 million at 31 December 2012 which represented 8.8 per cent of closing loans and advances to customers, compared with 9.6 per cent at 31 December 2011. The reduction in impaired loans is a result of the Group’s sustainable risk appetite and ongoing effective portfolio management. Retail’s exposure to revolving credit products has been actively managed to ensure that it is appropriate to customers’ changing financial circumstances.

Impairment provisions decreased by £348 million, compared with 31 December 2011. This reduction was driven by fewer assets entering arrears and recoveries assets being written down to the present value of future expected cash flows. Impairment provisions as a percentage of impaired loans in collections decreased to 82.6 per cent at 31 December 2012 from 86.5 per cent at 31 December 2011.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CREDIT RISK – COMMERCIAL BANKING

Overview

–

Impairment charges were £2,946 million in 2012, down from £4,210 million in 2011. The decrease in the underlying impairment charge was primarily driven by lower charges in Australasia and in Acquisition Finance. The reduction was partly offset by further deterioration in the Shipping portfolio as a result of weak markets.

–

The fall in the impairment charge reflects generally stable obligor credit quality overall, with the low interest rate environment helping to maintain defaults at a lower level, despite weaker consumer confidence in a number of sectors. The credit risk appetite approach is through the cycle helping to ensure that new business written is of good quality.

–

Forbearance is well controlled and managed, and any such cases are quickly identified and managed appropriately under the Group’s Credit Risk Classification Framework. The value of assets transferring into the BSU has reduced by 37 per cent during 2012.

Table 1.13: Commercial Banking impairment charge (unaudited)

	2012 £m	2011 £m	Change during 2012
Total impairment charge	2,946	4,210	30%
Impairment charge as a % of average advances	1.85%	2.32%	(47	)bp

Impairment charges have decreased 30 per cent compared with 2011 driven by lower charges in Australasia and leveraged lending in Acquisition Finance, which was partly offset by further deterioration in the Shipping portfolio as a result of weak markets. The low interest rate environment is helping to maintain defaults at a lower level.

Impaired loans and provisions

The overall quality of the Commercial Banking portfolio continues to improve. Despite a reducing portfolio, as a percentage of closing loans and advances to customers, impaired loans decreased to 16.6 per cent from 19.5 per cent at 31 December 2011.

Commercial Banking’s impaired loans reduced by £9,152 million to £23,965 million compared with 31 December 2011. The reduction is due to write-offs on irrecoverable assets, the sale of previously impaired assets, net repayments and transfers out of Business Support Unit more than offsetting the flow of newly impaired assets into Business Support Unit. Furthermore, the flow of assets into impaired status was lower during 2012 compared to 2011.

Impairment provisions as a percentage of impaired loans increased to 41.7 per cent from 41.3 per cent at 31 December 2011 as Business Support Unit was successful in selling a number of impaired assets which generally had lower coverage levels. The Business Support Unit portfolio continues to reduce as a result of robust and proactive risk management.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.14: Impairments on loans and advances (audited)

	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions £m	[1]	Impairment provisions as a % of impaired loans %
At 31 December 2012
Commercial[2]	29,357	2,680	9.1	814		30.4
Wholesale[2]	75,510	3,227	4.3	2,052		63.6
Lending outside of the Group’s risk appetite:
Corporate Real Estate BSU[3]	15,701	12,060	76.8	4,424		36.7
Specialised Lending	15,018	2,679	17.8	1,135		42.4
Other	9,184	3,319	36.1	1,559		47.0
	39,903	18,058	45.3	7,118		39.4
Total Commercial Banking	144,770	23,965	16.6	9,984		41.7
Reverse repos	5,087
Impairment provisions	(9,984)
Fair value adjustments	(131)
Total	139,742
Loans and advances to banks	7,580
Debt securities	5,261
Available-for-sale financial assets	4,345
At 31 December 2011
Commercial[2]	28,289	2,885	10.2	858		29.7
Wholesale[2]	81,520	3,829	4.7	2,317		60.5
Lending outside of the Group’s risk appetite:
Corporate Real Estate BSU[3]	21,055	15,069	71.6	5,579		37.0
Specialised Lending	20,387	4,822	23.7	1,615		33.5
Other	18,713	6,512	34.8	3,324		51.0
	60,155	26,403	43.9	10,518		39.8
Total Commercial Banking	169,964	33,117	19.5	13,693		41.3
Reverse repos	16,836
Impairment provisions	(13,693)
Fair value adjustments	(668)
Total	172,439
Loans and advances to banks	8,461
Debt securities	12,490
Available-for-sale financial assets	12,554

[1]	Includes collective unimpaired provisions of £894 million (2011: £1,213 million).

[2]	Excludes lending which is outside of the Group’s risk appetite.

[3]	Corporate Real Estate BSU includes direct real estate and other real estate related sectors (such as hotels, care homes and housebuilders).

Gross customers loans and advances which are outside of the Group’s risk appetite totals £39,903 million (2011: £60,155 million). This figure comprises gross loans and advances of £1,086 million (2011: £1,392 million) within Commercial Banking’s Commercial sub-segment and gross loans and advances of £38,817 million (2011: £58,736 million) within Commercial Banking’s Wholesale sub-segment.

Lending outside of the Group’s risk appetite which is detailed above consist of businesses which deliver below-hurdle returns, which are outside of the Group’s risk appetite or may be distressed, are subscale or have unclear value proposition, or have a poor fit with the Group’s customer strategy.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LENDING WHICH IS WITHIN THE GROUP’S RISK APPETITE

Commercial

The Commercial portfolio credit quality remains stable and impairment charges have fallen over the last 12 months to £252 million in 2012 from £296 million in 2011. The decrease reflects the continued benefits of the low interest rate environment, which has helped to maintain defaults at a lower level, and the continued application of the Group’s prudent risk appetite and through the cycle credit policy that has proven itself appropriate for both customers and the Group.

Supporting its clients through the cycle remains a key aim and the Group continues to operate control and monitoring activities which play an important role in identifying customers showing early signs of financial stress and bringing them into the Group’s support model so prompt and supporting actions can be taken.

Wholesale

Overall obligor quality remains stable, and impairment charges reduced over the last 12 months to £452 million in 2012 from £759 million in 2011.

The £75,510 million of gross loans and advances to customers in the Wholesale portfolio is structured across a number of different coverage segments delivered via a suite of core banking products from Lending and Transaction Banking to Financial Markets and Capital Markets. These include:

Mid-Markets – The businesses are predominantly UK focused and several sectors have continued to face challenging trading conditions in the face of domestic economic performance, weak consumer sentiment and public sector austerity measures. The Retail, Leisure, Construction and Care sectors have shown the most evident stress, although there is wide disparity between the performance of the stronger and weaker businesses in each of these areas. The Group’s through the cycle risk appetite has helped ensure that the portfolio quality has remained relatively stable.

Global Corporates – This portfolio continues to be predominantly investment grade focused, the overall portfolio asset quality remains strong and Major Corporate balance sheets continue to de-lever. This year has seen a limited number of mergers and acquisitions. These are being selectively targeted by Corporates, with conservative structuring approaches being adopted, and subsequent focus on rapid de-leveraging. The Group continues to see softness in sectors such as Media, Retail, Leisure and Construction across the UK and Continental Europe. Public sector austerity continues to impact on recovery prospects, although the long lead-in times to these cuts have allowed Corporates to adjust their own structures and cost bases.

Financial Institutions (FIs) – Commercial Banking maintains relationships with many major financial institutions throughout the world. These relationships are either client focused or held to support the Group’s funding, liquidity and general hedging requirements. Trading exposures continue to be predominantly short-term and/or collateralised with inter bank activity mainly undertaken with strong investment grade counterparties. The Eurozone crisis continued during 2012 and continues to require very close portfolio scrutiny and oversight. Detailed contingency plans are in place and continuously refined, whilst exposures to FIs domiciled in peripheral Eurozone countries in particular have been further reduced and are being managed within tight risk parameters.

Acquisition Finance (leveraged lending) – The Group’s Acquisition Finance portfolio that is within its risk appetite is performing in line with expectations given the economic environment. Many customers are prepaying facilities ahead of schedule. The portfolio is predominantly within the good book business and all such loans are performing. The Group continues to write new business within its through the cycle credit risk appetite parameters.

Project Finance – Principally focuses on lending to large scale UK Infrastructure. The good book accounts for over 95 per cent of the portfolio which is representative of the quasi government cash flow or monopolistic nature of the assets. Good book assets are performing well and have shown resilience to economic cyclicality.

Sales and Trading – Acts as the link between the wholesale markets and the Group’s balance sheet management activities providing pricing and risk management solutions to both internal and external clients. The portfolio comprises £5.8 billion of loans and advances to banks, £1.7 billion of available-for-sale debt securities and £2.8 billion of loans and advances to customers (excluding reverse repos). Sales and Trading actively manages the government bond portfolio which is now almost solely AAA/AA rated. Exposure to the weaker Eurozone sovereigns has been managed down to a de minimis level given continued concerns over market conditions across the Eurozone.

The majority of Sales and Trading’s funding and risk management activity is transacted with investment grade counterparties including Sovereign central banks and much of it is on a collateralised basis, such as repos facing a Central Counterparty (CCP). Derivative transactions with FI counterparties are typically collateralised under a credit support annex in conjunction with the International Swaps and Derivatives Association Master Agreement. During 2012 the Group continued to consolidate its counterparty risk via CCP’s as part of an ongoing move to reduce counterparty risk by clearing standardised derivative contracts.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LENDING WHICH IS OUTSIDE OF THE GROUP’S RISK APPETITE

Corporate Real Estate Business Support Unit (BSU)

Strong progress has been maintained in reducing this element of the Corporate Real Estate BSU portfolio with the reduction in gross loans and advances falling to £15.7 billion (2011: £21.1 billion). This is primarily due to the momentum on asset disposals which totalled around £4 billion (net cash proceeds) in the year despite the declining volume of transactions in the regional markets. There has been a material reduction in the level of gross loans and advances through disposals (including write-offs) since 30 June 2009. The full year Corporate Real Estate BSU impairment charge for loans and advances outside of the Group’s risk appetite has continued its downward trend to £1.2 billion (2011: £1.3 billion) despite the difficult market conditions.

Over 75 per cent of the Corporate Real Estate BSU portfolio that is outside of the group’s risk appetite consists of distressed or sub standard direct real estate loans. The remainder relates to loans to other real estate related sectors, supported by trading activities (such as housebuilders, hotels and care homes), with assets managed by specialist teams.

The portfolio remains regionally focused with real estate asset quality that is largely secondary and tertiary in nature. However, these assets have been the subject of significant and frequent review, and have been impaired to appropriate levels.

The profile of the Group’s portfolio allows the Group flexibility to consider asset disposal, loan sales or repayments through the Group’s embedded property asset management platforms and has allowed the Group to attract liquidity from different counterparties in a demanding environment. Over the last three years Corporate Real Estate BSU has reduced its gross exposure to loans outside the Group’s risk appetite by approximately £21 billion. In 2012, disposals outside London accounted for over 70 per cent of Corporate Real Estate BSU’s disposals by value and over 90 per cent by number. This is higher than the general market experience.

Corporate Real Estate BSU has continued to execute its active asset management programme of this complex portfolio making strong progress in a difficult real estate market. The principal aim is to minimise losses for the Group and to support the Group’s clients through difficult periods. This activity can involve the restructuring of loans, seeking deleverage through asset sales and other sale initiatives. A consensual route with its clients is always the Group’s preferred option.

Values in the Commercial Real Estate market have trended downwards over the last 12 months, falling on average by 4.2 per cent on the same period last year. Investment volumes have by and large been steady, though investor appetite has been concentrated on London. Although values in London continue to climb and are 39 per cent above their 2009 trough, non-London asset values are struggling and are now only 5 per cent above their 2009 trough. With a continuing high level of loan maturities due over the next few years, refinancing risk remains a market wide risk, although loans in BSU are predominantly bilateral. In assessing the Group’s impairment provisions, allowance is taken for the Group’s greater proportion of secondary real estate assets. Consequently a steeper fall in real estate prices, compared to the general market index expectations, is used to calculate impairment provisions.

SPECIALISED LENDING

Loans and advances to customers of £15.0 billion largely comprise balances in the Structured Corporate Finance portfolio, which includes the portion of the Acquisition Finance (leveraged lending) portfolio and the Asset Based Finance portfolios (Ship Finance, Aircraft Finance and Rail Capital) which are outside of the Group’s risk appetite. While the effects of subdued UK economic conditions and refinancing risk continues to be felt in this portion of the Acquisition Finance portfolio, the portfolio of assets which are outside of the Group’s risk appetite is now smaller in size and has a generally lower risk profile than in previous reporting periods which led to a significantly lower impairment charge during 2012 compared to 2011.

The Acquisition Finance portfolio that is outside of the Group’s risk appetite is approximately 75 per cent managed in Business Support Unit reflecting its relatively high risk parameters, with significant loan maturities due in the next few years. In Ship Finance, the tankers, dry bulk and containers sectors remained challenging in 2012. The Group has completed projects to accelerate exits within its Ship Finance portfolio when deemed in the best interest of the Group with further planning at an advanced stage to facilitate early exits where opportunities arise during 2013. In December 2012, the Group sold its Rail Finance rolling stock operating lease businesses and made a managed disposal of some of its US aircraft exposure.

Specialised Lending also includes a small equity business and a significantly reduced Treasury Assets portfolio, both of which are outside of the Group’s risk appetite. Following a number of disposals during 2012, at 31 December 2012 the drawn assets representing equity risk only totals £0.7 billion. The Treasury Asset legacy investment portfolio mainly encompasses a portfolio of asset-backed securities and financial institution Covered Bond positions. This portfolio size continues to be actively reduced through asset sales and from bond maturities. Further details of Commercial Banking’s asset-backed securities portfolio is provided in note 55 to the financial statements.

OTHER

Loans and advances to customers of £9.2 billion largely comprise balances in Australian Corporate (£2.3 billion), Wholesale Europe (£2.2 billion) and Entrepreneurs (£2.0 billion) businesses. The Group significantly reduced its exposure and impaired assets in its Australasian business by £3.4 billion and £2.2 billion respectively during 2012, largely due to asset sales including the successful disposal of a £0.8 billion portfolio of impaired Australasian real estate loans. At 31 December 2012, net Corporate Real Estate exposure in Australia totals £0.1 billion (2011: £1.3 billion). The Group was also successful in reducing the Wholesale Europe exposure which is outside of its risk appetite during 2012, with disposals of £0.4 billion in the period.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SECURED LOAN TO VALUE ANALYSIS FOR UK DIRECT REAL ESTATE LENDING IN COMMERCIAL BANKING

The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities, as opposed to trading activities (such as hotels, care homes and housebuilders). The Group manages its exposures to Direct Real Estate in a number of different business units.

UK Direct Real Estate in the good book – The Group’s good book exposure totalled £18.0 billion at 31 December 2012. Approximately three quarters related to commercial real estate with the remainder mostly residential real estate. A large element of the residential exposure is to professional landlords in the Group’s SME business, where performance has been good. The entire good book portfolio has been fully reviewed and is performing acceptably. The Group’s risk appetite requires it to look first at the underlying cash flows as part of credit assessment, alongside key requirements for good quality counterparties and a well spread tenant profile. The Group considers the value in security taken as a secondary repayment source, although its origination parameters for LTVs are considered through the cycle.

UK Direct Real Estate in Business Support Units – The Group’s Business Support Unit portfolios consist of £12.7 billion gross (£8.8 billion net of impairment) of UK Direct Real Estate loan exposure at 31 December 2012.

Loan to value ratios (indexed or actual if within last 12 months) for the Group’s largest transactions (over £5 million) are detailed in the table below.

The Group considers this portfolio to be appropriately provided for after taking into account the provisions held for each transaction, and the value of the collateral held. In the case of impaired UK Direct Real Estate exposures (over £5 million) there is a net property collateral shortfall of approximately £0.2 billion. This figure excludes benefits of credit mitigants such as cross collateralisation and cross guarantees. For the good book, unsecured and over 100 per cent LTV lending mainly comprises lending supported by either the strength of the obligors’ balance sheet or a strong parent. The Group makes use of a variety of methodologies to assess the value of property collateral, where external valuations are not available. These include use of market indexes, models and subject matter expert judgement.

Table 1.15: LTV – UK Direct Real Estate (unaudited)

	Good book Loans and advances (gross)		Business Support Loans and advances (gross)
	2012 £m	2012%	2012 £m	2012%
Exposures > £5 million:
Less than 60%	3,536	42	402	4
61% to 70%	1,891	22	308	3
71% to 80%	1,738	21	495	5
81% to 100%	351	4	2,690	26
101% to 125%	229	3	1,546	15
More than 125%	23	—	4,362	43
Unsecured	677	8	431	4
	8,445	100	10,234	100
Exposures < £5 million	9,591		2,474
Total	18,036		12,708

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CREDIT RISK – WEALTH, ASSET FINANCE AND INTERNATIONAL

OVERVIEW

–	In 2012 Wealth, Asset Finance and International impairment charges fell significantly compared to 2011 predominantly reflecting reductions in the Ireland (wholesale and retail) portfolio.

–

In the Irish wholesale portfolio, 85.2 per cent (2011: 84.3 per cent) is now impaired with a coverage ratio of 68.0 per cent (2011: 61.1 per cent), primarily reflecting continued deterioration in the Irish commercial property market. Net exposure in Ireland wholesale has reduced to £5.4 billion (2011: £8.6 billion).

–	In the Irish retail mortgage portfolio, impairment provisions as a percentage of impaired loans increased to 71.2 per cent (2011: 70.4 per cent).

Table 1.16: Impairment charge (audited)

	2012 £m	2011 £m	Change %
Wealth	23	33	30
International:
Ireland retail	108	511	79
Ireland wholesale	1,137	2,676	58
Spain retail	51	59	14
Netherlands retail	23	21	(10)
Asia retail	35	7
Latin America and Middle East	(33)	65
	1,321	3,339	60
Asset Finance:
United Kingdom	121	200	40
Australia	15	32	53
	136	232	41
Total impairment charge	1,480	3,604	59
Impairment charge as a % of average advances	3.12%	6.48%	(3.36)pp

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRED LOANS AND PROVISIONS

Total impaired loans decreased by £4,322 million to £14,008 million compared with £18,330 million at 31 December 2011 and as a percentage of closing loans and advances to customers decreased to 32.6 per cent from 35.6 per cent at 31 December 2011. This is primarily driven by reductions in Ireland wholesale.

Impairment provisions as a percentage of impaired loans increased to 67.5 per cent from 61.7 per cent at 31 December 2011. The increase was driven by the International portfolios.

Table 1.17: Impairments on loans and advances (audited)

	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans %
At 31 December 2012
Wealth	4,325	284	6.6	73	25.7
International:
Ireland retail	6,656	1,534	23.0	1,111	72.4
Ireland wholesale	12,875	10,967	85.2	7,463	68.0
Spain retail	1,458	104	7.1	94	90.4
Netherlands retail	5,689	79	1.4	41	51.9
Asia retail	1,978	80	4.0	46	57.5
Latin America and Middle East	46	36	78.3	31	86.1
	28,702	12,800	44.6	8,786	68.6
Asset Finance:
United Kingdom	5,848	885	15.1	541	61.1
Australia	4,052	39	1.0	53
	9,900	924	9.3	594	64.3
	42,927	14,008	32.6	9,453	67.5
Impairment provisions	(9,453)
Fair value adjustments	(28)
Total	33,446
At 31 December 2011
Wealth	4,865	231	4.7	74	32.0
International:
Ireland retail	7,036	1,415	20.1	1,034	73.1
Ireland wholesale	17,737	14,945	84.3	9,133	61.1
Spain retail	1,604	99	6.2	63	63.6
Netherlands retail	6,259	62	1.0	30	48.4
Asia retail	2,180	55	2.5	18	32.7
Latin America and Middle East	612	211	34.5	144	68.2
	35,428	16,787	47.4	10,422	62.1
Asset Finance:
United Kingdom	7,162	1,217	17.0	746	61.3
Australia	4,051	95	2.3	65	68.4
	11,213	1,312	11.7	811	61.8
	51,506	18,330	35.6	11,307	61.7
Impairment provisions	(11,307)
Fair value adjustments	(42)
Total	40,157

[1]	Impairment provisions include collective unimpaired provisions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Wealth

Total impaired loans increased by £53 million to £284 million compared with £231 million at 31 December 2011. Impairment provisions as a percentage of impaired loans and advances decreased to 25.7 per cent from 32.0 per cent at 31 December 2011. The impairment charge for 2012 was £23 million. The impairment charge, as an annualised percentage of average loans and advances to customers, decreased to 0.51 per cent compared with 0.67 per cent in 2011.

International

Ireland

Total impaired loans decreased by £3,859 million, or 24 per cent to £12,501 million compared with £16,360 million at 31 December 2011. The reduction is driven primarily by commercial real estate and corporate loans. Impaired loans as a percentage of closing loans and advances decreased to 64.0 per cent from 66.0 per cent at 31 December 2011. Continuing weakness in the Irish real estate markets resulted in a further increase in Ireland wholesale coverage in 2012 to 68.0 per cent from 61.1 per cent.

Impairment charges decreased by £1,942 million to £1,245 million compared to 2011 as the rate of increase in newly impaired loans fell during 2012. Impairment charges as an annualised percentage of average loans and advances to customers decreased to 5.53 per cent from 11.93 per cent in 2011.

Table 1.18: Impairments on Ireland loans and advances (audited)

	2012			2011
	Loans and advances to customers £m	Impaired loans £m	Provisions £m	Loans and advances to customers £m	Impaired loans £m	Provisions £m
Commercial Real Estate	7,408	6,720	4,695	10,872	9,807	6,194
Corporate	5,467	4,247	2,768	6,865	5,138	2,939
Retail	6,656	1,534	1,111	7,036	1,415	1,034
Total Ireland	19,531	12,501	8,574	24,773	16,360	10,167

The most significant contribution to impairment in Ireland is the Commercial Real Estate portfolio. Within the Commercial Real Estate portfolio, 90.7 per cent of the portfolio is now impaired (compared to 90.2 per cent at 31 December 2011). The average impairment coverage ratio has increased in the year to 69.9 per cent (63.2 per cent at 31 December 2011) reflecting the continued deterioration in the Irish commercial property market. Mortgage lending at 31 December 2012 comprised 99.5 per cent of the retail portfolio with impairment coverage on the mortgage portfolio at 71.2 per cent (2011: 70.4 per cent). Impaired loans on the retail portfolio increased by £119 million in 2012 compared to a £545 million increase in 2011. The reduction in growth of impaired loans is primarily due to a less uncertain economic environment.

The Group continued to reduce its exposure to Ireland. Gross loans and advances reduced by £5,242 million during 2012 mainly due to write-offs of £2.5 billion, disposals of £1.4 billion and net repayments of £0.7 billion.

£1,413 million of gross wholesale lending within the Commercial Real Estate and Corporate portfolios relates to sterling loans secured on UK property.

SECURED LOAN-TO-VALUE ANALYSIS FOR COMMERCIAL REAL ESTATE LENDING IN IRELAND WHOLESALE

Loan-to-value ratios (indexed or actual if within the last 18 months) for the Group’s largest transactions (over €5 million) are detailed in the table below:

The Group considers this portfolio to be appropriately provided for after taking into account the provisions held for each transaction, and the value of the collateral held. In the case of impaired Ireland commercial real estate exposures (over €5 million) there is a net property collateral shortfall of approximately £0.3 billion. This figure excludes benefits of credit mitigants such as cross collateralisation and cross guarantees. As a result of the market environment, market-based information on valuations is limited. The Group therefore makes use of a variety of methodologies to assess the value of property collateral. These include use of market indexes, models and subject matter expert judgement.

Table 1.19: LTV – Ireland Wholesale Commercial Real Estate

	Loans and advances (gross)
	2012 £m	2012%
Exposures > €5 million:
Less than 60%	119	2.0
61% to 70%	20	—
71% to 80%	27	—
81% to 100%	165	3.0
101% to 125%	182	3.0
More than 125%	4,927	81.0
Unsecured	674	11.0
	6,114	100
Exposures < €5 million	1,294
Total	7,408

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Other International

Total impaired loans decreased by £128 million to £299 million compared with £427 million at 31 December 2011 and as a percentage of closing loans and advances decreased to 3.3 per cent from 4.0 per cent at 31 December 2011. The reduction in impaired loans is driven by Latin America and Middle East. Impairment provisions as a percentage of impaired loans have increased in Spain Retail, Netherland Retail and Asia Retail, against a backdrop of falling residential property prices.

Asset Finance

United Kingdom – the UK Asset Finance impairment charge reduced by 40 per cent to £121 million (of which 100 per cent related to assets which are outside of the Group’s risk appetite) driven by strong credit management and improving credit quality. The retail portfolio saw more customers meeting their payment arrangements resulting in a lower proportion of people falling into arrears. The retail impairments also benefited from debt sale activity during the course of the year. The number of defaults in all areas of the commercial and corporate lending book was low relative to the last three years, reflecting effective previous and ongoing credit risk management actions.

Australia – Impaired loans decreased by £56 million to £39 million compared with £95 million at 31 December 2011 and as a percentage of closing loans and advances decreased to 1.0 per cent from 2.3 per cent at 31 December 2011. The impairment charge has also reduced materially by 53 per cent to £15 million. The Asset Finance business continues to benefit from strong credit management and improving credit quality supported by a resilient Australian economy.

EXPOSURES TO EUROZONE COUNTRIES

The following section summarises the Group’s direct exposure to Eurozone countries at 31 December 2012. The exposures comprise on-balance sheet exposures based on their balance sheet carrying values and off-balance sheet exposures, and are based on the country of domicile of the counterparty unless otherwise indicated.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors. In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions, corporates and individuals.

Identified indirect exposure information is also taken into account when setting limits and determining credit risk appetite for individual counterparties. This forms part of the Group’s credit analysis undertaken at least annually for counterparty and sector reviews, with interim updates performed as necessary. Interim updates would usually be triggered by specific credit events such as rating downgrades, sovereign events or other developments such as spread widening. Examples of indirect risk which have been identified are: European banking groups with lending and other exposures to certain Eurozone countries; corporate customers with operations or significant trade in certain European jurisdictions; major travel operators known to operate in certain Eurozone countries; and international banks with custodian operations based in certain European locations.

The Group Financial Stability Forum has been established in order to monitor developments within the Eurozone, carry out stress testing through detailed scenario analysis and complete appropriate due diligence on the Group’s exposures.

The Group Financial Stability Forum has carried out a number of scenario analyses and rehearsals to test the Group’s resilience in the event of further instability in certain Eurozone countries. The Group has developed and refined pre-determined action plans that would be executed in such scenarios. The plans set out governance requirements and responsibilities for the key actions which would be carried out and cover risk areas such as payments, liquidity and capital, communications, suppliers and systems, legal, credit, delivery channels and products, employees and the impact on customers.

The Group has included certain amounts on a net basis to better reflect the overall risk to which the Group is exposed. The gross IFRS reported values for the exposures to Ireland, Spain, Portugal, Greece and Italy are detailed in the following tables. Derivative balances are included within exposures to financial institutions or corporates, as appropriate, at fair value adjusted for master netting agreements at obligor level and net of cash collateral in line with legal agreements. Exposures in respect of reverse repurchase agreements are included on a gross IFRS basis and are disclosed based on the counterparty rather than the collateral (repos and stock lending are excluded); reverse repurchase exposures are not, therefore, reduced as a result of collateral held. Exposures to central clearing counterparties are shown net.

For multi-country asset backed securities exposures, the Group has reported exposures based on the largest country exposure. The country of exposure for asset backed securities is based on the location of the underlying assets, which are predominantly residential mortgages, not on the domicile of the issuer.

During the year, the Group drew €13.5 billion (the sterling equivalent of which at the date of drawdown was £11.2 billion) under the European Central Bank’s Long-Term Refinancing Operation facility for an initial term of three years, to part fund a pool of euro denominated assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Exposures to Ireland, Spain, Portugal, Greece and Italy
The Group continues to have minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of the selected countries.

Table 1.20: Eurozone exposures (unaudited)

	Sovereign debt
	Direct sovereign exposures £m	Cash at central banks £m	Financial Institutions		Asset backed securities £m	Corporate £m	Personal £m	Insurance assets £m	Total (net) £m
			Banks £m	Other £m
31 December 2012
Ireland	—	—	115	644	305	5,972	5,559	111	12,706
Spain	5	14	1,170	7	132	2,110	1,472	25	4,935
Portugal	—	—	118	—	224	187	10	—	539
Greece	—	—	—	—	—	277	—	—	277
Italy	5	—	44	—	10	150	—	37	246
	10	14	1,447	651	671	8,696	7,041	173	18,703
31 December 2011
Ireland	—	—	207	272	376	8,894	6,027	68	15,844
Spain	17	35	1,692	7	375	2,955	1,649	39	6,769
Portugal	—	—	142	8	341	309	11	—	811
Greece	—	—	—	—	55	431	—	—	486
Italy	16	—	433	17	39	152	—	47	704
	33	35	2,474	304	1,186	12,741	7,687	154	24,614

Derivatives with sovereigns and sovereign referenced credit default swaps (CDSs) are insignificant. Included within exposures to banks, and treated as available-for-sale assets, are covered bonds of £1.1 billion (2011: £1.7 billion). The covered bonds are ultimately secured on a pool of mortgage assets in the countries concerned and benefit from over-collateralisation, with an overall weighted maturity of approximately four years. Exposures to other financial institutions relate primarily to balances held within insurance companies and funds. No impairments are held against these exposures.

At 31 December 2012, the Group’s total gross derivative asset exposure to counterparties registered in the above countries was £754 million (2011: £775 million), offset by derivative liabilities of £278 million (2011: £204 million) and cash collateral held of £152 million (2011: £191 million). Within the following detailed tables, derivative assets are included within the carrying value column, and derivative liabilities and cash collateral are included within the netting column.

Assets held by the Insurance business are shareholder assets and are held outside the with-profits and unit-linked funds. Approximately £106 million (2011: £127 million) of these exposures relate to direct investments where the issuer is resident in Ireland, Spain, Portugal, Greece or Italy and the credit rating is consistent with the tight credit criteria defined under the appropriate investment mandate. The remaining exposures relate to interests in two funds domiciled in Ireland and administered by Scottish Widows Investment Partnership (the Global Liquidity Fund and the Short-Term Fund) where in line with the investment mandates, cash is invested in the money markets.

For these funds, the exposure is analysed on a look through basis to the underlying assets held and the Insurance business’ pro rata share of these assets rather than treating all the holding in the fund as exposure to Ireland. Within the above exposures there are no sovereign exposures.

The Group continued to reduce its exposure to these countries and exposures have been proactively managed down in line with its risk appetite. The Group’s total exposure has reduced 24 per cent from £24,614 million to £18,703 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.21: Ireland exposures (unaudited)

	31 December 2012			31 December 2011
	Carrying value £m	Netting £m	Net £m	Carrying value £m	Netting £m	Net £m
Sovereign debt	—	—	—	—	—	—
Financial institutions – banks
Amortised cost	47	—	47	46	—	46
Net trading assets	7	—	7	—	—	—
Available-for-sale	53	—	53	136	—	136
Derivatives	188	(180)	8	216	(191)	25
	295	(180)	115	398	(191)	207
Financial institutions – other
Amortised cost	557	—	557	255	—	255
Net trading assets	86	—	86	5	—	5
Derivatives	4	(3)	1	12	—	12
	647	(3)	644	272	—	272
Asset backed securities
Amortised cost	216	—	216	221	—	221
Available-for-sale	89	—	89	155	—	155
	305	—	305	376	—	376
Corporate
Amortised cost	5,400	—	5,400	7,949	—	7,949
Derivatives	39	(1)	38	32	(1)	31
Off balance sheet exposures	534	—	534	914	—	914
	5,973	(1)	5,972	8,895	(1)	8,894
Personal
Amortised cost	5,559	—	5,559	6,027	—	6,027
Insurance assets	111	—	111	68	—	68
Total	12,890	(184)	12,706	16,036	(192)	15,844

The Group held impairment provisions of £6,597 million (2011: £7,961 million) against corporate amortised cost exposures and £1,111 million (2011: £1,034 million) against personal amortised cost exposures. £34 million (2011: £170 million) was included in reserves in respect of available-for-sale securities included in the table above.

The Group has exposures to a structured vehicle incorporated in Ireland. In accordance with the reporting protocol outlined above, the exposures classified as Bonds have been reported on the basis of the underlying country of risk, while other exposures have been reported against the country of registration of the structured vehicle.

The movement in the period within exposures to financial institutions is primarily due to reverse repurchase transactions secured primarily on UK gilts.

See page 80 for further details on Irish corporate and personal exposures. The off-balance sheet exposures to corporates are principally undrawn facilities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.22: Spain exposures (unaudited)
	31 December 2012			31 December 2011
	Carrying value £m	Netting £m	Net £m	Carrying value £m	Netting £m	Net £m
Sovereign debt
Direct sovereign exposures	5	—	5	17	—	17
Central bank balances	14	—	14	35	—	35
	19	—	19	52	—	52
Financial institutions – banks
Amortised cost	32	—	32	33	—	33
Available-for-sale	1,055	—	1,055	1,548	—	1,548
Net trading assets	64	—	64	59	—	59
Derivatives	197	(178)	19	175	(123)	52
	1,348	(178)	1,170	1,815	(123)	1,692
Financial institutions – other
Net trading assets	7	—	7	7	—	7
Asset backed securities
Amortised cost	31	—	31	211	—	211
Available-for-sale	101	—	101	164	—	164
	132	—	132	375	—	375
Corporate
Amortised cost	1,427	—	1,427	2,043	—	2,043
Net trading assets	1	—	1	20	—	20
Derivatives	197	(5)	192	174	(7)	167
Off balance sheet exposures	490	—	490	725	—	725
	2,115	(5)	2,110	2,962	(7)	2,955
Personal
Amortised cost	1,414	—	1,414	1,615	—	1,615
Off balance sheet exposures	58	—	58	34	—	34
	1,472	—	1,472	1,649	—	1,649
Insurance assets	25	—	25	39	—	39
Total	5,118	(183)	4,935	6,899	(130)	6,769

The Group held impairment provisions of £112 million (2011: £149 million) against corporate amortised cost exposures and £105 million (2011: £70 million) against personal amortised cost exposures. £220 million (2011: £349 million) was included in reserves in respect of available-for-sale securities included in the table above.

Included within exposures to banks, and treated as available-for-sale assets are covered bonds of £1.1 billion (2011: £1.4 billion), which are ultimately secured on a pool of mortgage assets in the countries concerned and benefit from over-collateralisation and have an overall weighted maturity of approximately four years. The Group has CDS positions referenced to banking groups domiciled in Spain (net short of £4.1 million), which are included in the balances detailed above, and unutilised and uncommitted money market lines and repo facilities of approximately £1.0 billion (2011: £1.1 billion) in respect of Spanish banks. Bank limits have been closely monitored with amounts and tenors reduced where appropriate.

The corporate exposure in Spain is mainly local lending (82 per cent of the total Spanish exposures) comprising corporate loans and project finance facilities (86 per cent) and commercial real estate portfolio (14 per cent).

Personal exposures within Spain are predominantly secured residential mortgages, where about half of the borrowers are expatriates. Impaired lending represented 7 per cent (2011: 6 per cent) of the portfolio, with a coverage ratio of 90 per cent (2011: 64 per cent).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.23: Portugal exposures (unaudited)

	31 December 2012			31 December 2011
	Carrying value £m	Netting £m	Net £m	Carrying value £m	Netting £m	Net £m
Sovereign debt	—	—	—	—	—	—
Financial institutions – banks
Amortised cost	14	—	14	17	—	17
Net trading assets	20	—	20	—	—	—
Available-for-sale	83	—	83	124	—	124
Derivatives	5	(4)	1	7	(6)	1
	122	(4)	118	148	(6)	142
Financial institutions – other
Net trading assets	—	—	—	8	—	8
Asset backed securities
Amortised cost	119	—	119	208	—	208
Available-for-sale	105	—	105	133	—	133
	224	—	224	341	—	341
Corporate
Amortised cost	86	—	86	100	—	100
Derivatives	—	—	—	13	—	13
Off balance sheet exposures	101	—	101	196	—	196
	187	—	187	309	—	309
Personal
Amortised cost	10	—	10	11	—	11
Insurance assets	—	—	—	—	—	—
Total	543	(4)	539	817	(6)	811

The Group held impairment provisions of £21 million (2011: £25 million) against corporate amortised cost exposures. £55 million (2011: £160 million) was included in reserves in respect of available-for-sale securities included in the table above.

Exposures comprise lending to corporates, including a small amount of commercial real estate exposure.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.24: Greece exposures (unaudited)

	31 December 2012			31 December 2011
	Carrying value £m	Netting £m	Net £m	Carrying value £m	Netting £m	Net £m
Sovereign debt	—	—	—	—	—	—
Financial institutions – banks	—	—	—	—	—	—
Financial institutions – other	—	—	—	—	—	—
Asset backed securities
Amortised cost	—	—	—	32	—	32
Available-for-sale	—	—	—	23	—	23
	—	—	—	55	—	55
Corporate
Amortised cost	249	—	249	364	—	364
Derivatives	12	—	12	19	—	19
Off balance sheet exposures	16	—	16	48	—	48
	277	—	277	431	—	431
Personal	—	—	—	—	—	—
Insurance assets	—	—	—	—	—	—
Total	277	—	277	486	—	486

The Group held impairment provisions of £40 million (2011: £43 million) against corporate amortised cost exposures. In 2011, £21 million was included in reserves in respect of available-for-sale securities included in the table above.

The exposures in Greece principally relate to shipping loans to Greek shipping companies where the assets are generally secured and the vessels operate in international waters; repayment is mainly dependent on international trade and the industry is less sensitive to the Greek economy.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.25: Italy exposures (unaudited)

	31 December 2012			31 December 2011
	Carrying value £m	Netting £m	Net £m	Carrying value £m	Netting £m	Net £m
Sovereign debt
Direct sovereign exposures	5	—	5	16	—	16
Financial institutions – banks
Amortised cost	22	—	22	41	—	41
Available-for-sale	—	—	—	180	—	180
Net trading assets	19	—	19	188	—	188
Derivatives	58	(55)	3	91	(67)	24
	99	(55)	44	500	(67)	433
Financial institutions – other
Net trading assets	—	—	—	17	—	17
Asset backed securities
Amortised cost	—	—	—	26	—	26
Available-for-sale	10	—	10	13	—	13
	10	—	10	39	—	39
Corporate
Amortised cost	76	—	76	86	—	86
Net trading assets	4	—	4	17	—	17
Derivatives	54	(4)	50	36	—	36
Off balance sheet exposures	20	—	20	13	—	13
	154	(4)	150	152	—	152
Personal	—	—	—	—	—	—
Insurance assets	37	—	37	47	—	47
Total	305	(59)	246	771	(67)	704

The Group held impairment provisions of £2 million (2011: £1 million) against corporate amortised cost exposures. £nil (2011: £17 million) was included in reserves in respect of available-for-sale securities included in the table above.

In addition to the above balances there are unutilised and uncommitted money market lines and repo facilities of approximately £0.2 billion (2011: £0.6 billion) predominantly in respect of Italian banks. Bank limits have been closely monitored with amounts and tenors reduced where appropriate.

Exposures comprise lending to corporates, including a small amount of commercial real estate exposure.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Exposures to Eurozone countries

In addition to the exposures detailed above, the Group has the following exposures to sovereign, financial institutions, asset backed securities, corporates and personal customers in the following Eurozone countries:

Table 1.26: Other Eurozone exposures (unaudited)
	Sovereign debt

	Direct sovereign exposures £m	Cash at central banks £m			Asset backed securities £m
			Financial Institutions					Insurance assets £m	Total (net) £m

			Banks £m	Other £m		Corporate £m	Personal £m

31 December 2012
Netherlands	1	33,232	478	2	268	2,207	5,649	977	42,814
France	6	—	853	—	77	3,226	312	1,457	5,931
Germany	284	1,809	389	414	400	2,117	—	977	6,390
Luxembourg	—	2	—	834	—	1,841	—	71	2,748
Belgium	—	—	309	25	—	568	—	64	966
Finland	—	—	16	—	—	43	—	214	273
Malta	—	—	—	—	—	218	—	—	218
Cyprus	—	—	2	—	—	102	—	—	104
Austria	—	—	3	—	—	73	—	—	76
Slovenia	—	—	35	—	—	—	—	—	35
Estonia	—	—	—	—	—	2	—	—	2
Slovakia	—	—	—	—	—	—	—	—	—

	291	35,043	2,085	1,275	745	10,397	5,961	3,760	59,557

31 December 2011
Netherlands	—	9,594	712	173	176	4,105	6,226	960	21,946
France	217	—	1,517	143	525	3,796	295	1,841	8,334
Germany	656	203	1,291	100	703	2,532	1	1,263	6,749
Luxembourg	2	3	4	442	—	2,828	—	568	3,847
Belgium	74	4	404	11	—	1,617	—	57	2,167
Finland	—	—	60	—	—	56	—	147	263
Malta	—	—	2	—	—	305	—	—	307
Cyprus	—	—	6	—	—	204	—	—	210
Austria	2	—	202	5	—	97	—	—	306
Slovenia	—	—	56	—	—	—	—	—	56
Estonia	—	—	—	—	—	2	—	—	2
Slovakia	—	—	—	—	—	—	—	—	—

	951	9,804	4,254	874	1,404	15,542	6,522	4,836	44,187

Total balances with other Eurozone countries have increased from £44,187 million to £59,557 million. This is due to an increase in sovereign debt balances held, which primarily relate to central bank balances held for regulatory liquidity purposes. Excluding cash at central banks, the remaining overall exposures have reduced by 29 per cent from £34,383 million to £24,514 million. Derivatives with sovereigns and sovereign referenced CDSs are insignificant.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Eurozone redenomination risk

Redenomination risk arises from the uncertainty over how an exiting member state would deal with pre-incurred euro contractual liabilities and, in particular, whether it (or a competent European body) legislates to re-denominate such liabilities into a post-euro currency. It is generally expected that an exiting member state would introduce a new national currency and determine an opening rate of exchange, which would then change when trading commences in the new currency, exposing the holders of the new currency to the risk of changes in the value of the new currency against the Euro. Although considered less likely, multiple member exits may also take place, and in the case of a total dissolution of the Eurozone, the Euro may cease to be a valid currency, with the possibility of all states re-introducing their own currencies.

The Group has considered redenomination risk in respect of its exposures to Ireland, Spain, Portugal, Greece and Italy and in the event of a member exit believes that the risks can be broadly classified as follows:

–

The Group is not significantly exposed to the redenomination impact of a Greek exit from the Euro as Greek-related exposures are very limited and are in any case predominantly ship finance facilities denominated in US dollar or Sterling with contracts subject to English law. The Group’s exposures to Italy, Ireland, Portugal and Spain are considered to be at potential risk of redenomination. Redenomination of contractual liabilities depends on, amongst other things, the terms of relevant contracts, the contents of the legislation passed by the exiting member state, the governing law and jurisdiction of the contract and the nationality of the parties of the contracts.

–

The Group has undertaken actions to mitigate redenomination risk for both assets and liabilities where possible, but it is not clear that such mitigation will be effective in the event of a member exit.

–

The introduction of one or more new currencies would be likely to lead to significant operational issues for clearing and payment systems. The Group continues to work actively with central banks, regulators and with the main clearing and payment systems to better understand and mitigate the impact of these risks on the Group and its customers.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ENVIRONMENTAL RISK MANAGEMENT

The Group’s policies and procedures ensure it manages the environmental impact of its lending activities. The Group wide Credit Risk Principles require all credit risk to be incurred with due regard to environmental legislation and the Group’s Code of Business Responsibility.

Since 2011, an electronic environmental risk screening system has been the primary mechanism for assessing environmental risk in Commercial Banking. This provides real time screening of location specific and sector based risks that may be present in a transaction. Where a risk is identified, the transaction is referred to the Group’s expert in-house Environmental Risk team for further review and assessment, as outlined below. Additional support is provided by the Group’s panel of environmental consultants as required.

Table 1.27: Environmental risk management approach

Colleagues are trained in environmental risk management as part of the Group’s standard credit risk training course, and bespoke training can be provided upon request. Supporting this training, a range of documents are provided to all colleagues online including environmental risk theory, procedural guidance, and information on environmental legislation and sector-specific environmental impacts.

PROJECT FINANCE: EQUATOR PRINCIPLES

The Group has been a signatory to the Equator Principles since 2006. The Equator Principles support the Group’s approach to assessing and managing environmental and social issues in project finance. Project finance is often used to fund the development and construction of major infrastructure and industrial projects. The Equator Principles are applicable to project finance transactions above US$10 million and provide a framework to support responsible decision-making.

The Group has a robust, Group wide approach to assess, monitor and report Equator Principle transactions. It also provides ongoing training for lending officers and more in-depth training for colleagues working in project finance is offered.

Projects are categorised depending on the level of perceived environmental and social risk and magnitude of impact they pose. The categories are as follows:

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

Lending officers are responsible for undertaking initial classification of transactions that qualify under the Equator Principles. Their assessments are subject to further review by the in-house Environmental Risk team and retained consultant, and for higher risk transactions by the Equator Principles Review Group, comprising experts from both the Risk and Project Finance teams. This ensures that each transaction is compliant and is consistent with the Group’s environmental risk policy. A range of training and support materials are provided to risk and transactional colleagues to ensure that they are familiar with the requirements of the Principles.

Since 2011, the Group has participated in the Equator Principles Strategic Review process (‘Equator Principles III’) which is examining the scope of application, transparency, implementation and governance of the Principles. The process is nearing completion, and it is envisaged that the final version of Equator Principles III will be published in 2013. The Group is currently reviewing its approach to the Equator Principles to ensure that it fully complies with the new requirements once introduced.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.28: Status of categorised projects (unaudited)
	A	B	C	Total

Completed	2	13	5	20
In Progress	—	3	—	3
Not Completed	—	—	—	—

	2	16	5	23

Table 1.29: Status of projects by Industry (unaudited)
	Renewables	Infrastructure	Energy and Utilities	Total

Completed	9	11	—	20
In Progress	2	1	—	3
Not Completed	—	—	—	—

	11	12	—	23

2012 has seen a continuation of the Group’s involvement in the development of low carbon electricity generation with significant lending in support of Government targets for decarbonisation of the power sector. The Group’s commitments to renewable energy now support over 1700MW of capacity, sufficient to power around 2 million homes. In addition, the Group continues to be the largest provider of finance after the European Investment Bank to the offshore transmission ownership scheme designed by the Government to encourage investment in large scale offshore wind farms and help create significant investment and jobs in UK energy infrastructure.

Table 1.30: Industry of completed transactions (unaudited)
			No.	£m

Renewables			9	254
Infrastructure			11	651
Energy and utilities			—	—

			20	905

Table 1.31: Geography of completed transactions (unaudited)
	A	B	C	Total

UK	—	5	4	9
Americas	—	7	—	7
Europe	—	1	—	1
Australasia	2	—	1	3

	2	13	5	20

During 2012, no transaction was declined on environmental or social risk grounds, nor approved with exceptions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LOAN PORTFOLIO

In the following tables, where lending and the related impairment allowances are analysed between domestic and international, the classification as domestic or international is based on the location of the office recording the transaction, except for certain lending of the international business booked in London including the Group’s lending in Ireland which, following the merger of Bank of Scotland (Ireland) Limited into Bank of Scotland plc, is held on the balance sheet of Bank of Scotland plc in the UK but is reported as international.

ANALYSIS OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS

The following table analyses loans and advances to banks and customers by category of loan at 31 December for each of the five years listed.

	2012	2011	2010	2009	2008
(unaudited)	£m	£m	£m	£m	£m

Loans and advances to banks	29,420	32,620	30,292	35,510	38,868
Loans and advances to customers:
Mortgages	337,879	348,210	356,261	362,667	114,643
Other personal lending	28,334	30,014	36,967	42,958	25,318
Agriculture, forestry and fishing	5,531	5,198	5,558	5,130	3,969
Energy and water supply	3,321	4,013	3,576	3,031	2,598
Manufacturing	8,530	10,061	11,495	14,912	12,057
Construction	7,526	9,722	7,904	10,830	3,016
Transport, distribution and hotels	26,568	32,882	34,176	31,820	14,664
Postal and telecommunications	1,397	1,896	1,908	1,662	1,060
Financial, business and other services	49,190	64,046	59,363	66,923	33,319
Property companies	52,388	64,752	78,263	83,820	23,318
Lease financing	6,477	7,800	8,291	9,307	4,546
Hire purchase	5,334	5,776	7,208	8,710	5,295

Total loans	561,895	616,990	641,262	677,280	282,671
Allowance for impairment losses	(15,253)	(18,746)	(18,393)	(14,950)	(3,594)

Total loans and advances net of allowance for impairment losses	546,642	598,244	622,869	662,330	279,077

The analysis of loans and advances at 31 December 2012, 2011, 2010 and 2009 between domestic and international offices is as follows:

	2012	2011	2010	2009
(unaudited)	£m	£m	£m	£m

Domestic
Loans and advances to banks	28,733	31,852	28,544	29,475
Loans and advances to customers:
Mortgages	322,687	331,715	334,531	344,151
Other personal lending	26,119	28,244	34,610	40,790
Agriculture, forestry and fishing	5,482	5,010	5,429	4,829
Energy and water supply	1,773	1,689	1,583	1,141
Manufacturing	7,246	8,055	9,599	11,480
Construction	6,481	7,885	6,814	6,554
Transport, distribution and hotels	22,205	27,232	26,156	22,713
Postal and telecommunications	1,239	1,491	1,391	973
Financial, business and other services	44,616	56,721	49,931	58,132
Property companies	43,683	49,561	59,163	64,069
Lease financing	5,306	6,792	7,351	8,426
Hire purchase	4,970	5,237	6,319	7,671

Total loans	520,540	561,484	571,421	600,404
Allowance for impairment losses	(7,076)	(8,025)	(9,786)	(10,785)

Total loans and advances net of allowance for impairment losses	513,464	553,459	561,635	589,619

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(unaudited)	2012 £m	2011 £m	2010 £m	2009 £m
International
Loans and advances to banks	687	768	1,748	6,035
Loans and advances to customers:
Mortgages	15,192	16,495	21,730	18,516
Other personal lending	2,215	1,770	2,357	2,168
Agriculture, forestry and fishing	49	188	129	301
Energy and water supply	1,548	2,324	1,993	1,890
Manufacturing	1,284	2,006	1,896	3,432
Construction	1,045	1,837	1,090	4,276
Transport, distribution and hotels	4,363	5,650	8,020	9,107
Postal and telecommunications	158	405	517	689
Financial, business and other services	4,574	7,325	9,432	8,791
Property companies	8,705	15,191	19,100	19,751
Lease financing	1,171	1,008	940	881
Hire purchase	364	539	889	1,039
Total loans	41,355	55,506	69,841	76,876
Allowance for impairment losses	(8,177)	(10,721)	(8,607)	(4,165)
Total loans and advances net of allowance for impairment losses	33,178	44,785	61,234	72,711

(unaudited)	2012 £m	2011 £m	2010 £m	2009 £m
Total
Loans and advances to banks	29,420	32,620	30,292	35,510
Loans and advances to customers:
Mortgages	337,879	348,210	356,261	362,667
Other personal lending	28,334	30,014	36,967	42,958
Agriculture, forestry and fishing	5,531	5,198	5,558	5,130
Energy and water supply	3,321	4,013	3,576	3,031
Manufacturing	8,530	10,061	11,495	14,912
Construction	7,526	9,722	7,904	10,830
Transport, distribution and hotels	26,568	32,882	34,176	31,820
Postal and telecommunications	1,397	1,896	1,908	1,662
Financial, business and other services	49,190	64,046	59,363	66,923
Property companies	52,388	64,752	78,263	83,820
Lease financing	6,477	7,800	8,291	9,307
Hire purchase	5,334	5,776	7,208	8,710
Total loans	561,895	616,990	641,262	677,280
Allowance for impairment losses	(15,253)	(18,746)	(18,393)	(14,950)
Total loans and advances net of allowance for impairment losses	546,642	598,244	622,869	662,330

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table analyses the movements in the allowance for impairment losses on loans and advances to banks and customers for each of the five years listed.

(unaudited)	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Balance at beginning of year	18,746	18,393	14,950	3,594	2,408
Exchange and other adjustments	(380)	(369)	(7)	112	43
Advances written off:
Loans and advances to customers:
Mortgages	(133)	(86)	(145)	(77)	(23)
Other personal lending	(2,267)	(2,617)	(3,344)	(3,063)	(1,206)
Agriculture, forestry and fishing	(45)	(11)	(47)	(5)	(2)
Energy and water supply	(77)	(48)	(36)	(28)	(24)
Manufacturing	(226)	(137)	(385)	(148)	(34)
Construction	(654)	(92)	(365)	(336)	(11)
Transport, distribution and hotels	(458)	(329)	(742)	(80)	(50)
Postal and telecommunications	(7)	(1)	—	(9)	—
Financial, business and other services	(1,071)	(1,120)	(881)	(308)	(169)
Property companies	(3,554)	(2,630)	(846)	(51)	(6)
Lease financing	(75)	(224)	(15)	(26)	(2)
Hire purchase	(130)	(192)	(160)	(69)	(59)
Loans and advances to banks	(10)	(6)	(111)	—	—
Total advances written off	(8,707)	(7,493)	(7,077)	(4,200)	(1,586)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	53	26	12	1	1
Other personal lending	757	326	176	107	102
Energy and water supply	—	—	4	—	—
Manufacturing	—	—	2	—	—
Construction	—	—	1	—	—
Transport, distribution and hotels	1	1	4	—	1
Financial, business and other services	—	—	1	2	3
Property companies	4	—	16	—	—
Lease financing	2	—	—	—	—
Hire purchase	26	68	—	—	5
Total recoveries of advances written off	843	421	216	110	112
Total net advances written off	(7,864)	(7,072)	(6,861)	(4,090)	(1,474)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(unaudited)	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Effect of unwinding of discount recognised through interest income	(374)	(226)	(403)	(446)	(102)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	278	444	196	343	171
Other personal lending	881	1,669	3,431	4,314	1,455
Agriculture, forestry and fishing	54	27	20	29	2
Energy and water supply	71	105	17	105	35
Manufacturing	236	206	203	747	122
Construction	326	350	463	842	61
Transport, distribution and hotels	649	884	800	1,553	66
Postal and telecommunications	8	15	32	24	—
Financial, business and other services	824	1,464	1,293	1,913	491
Property companies	1,725	2,776	4,114	5,418	73
Lease financing	26	60	57	261	1
Hire purchase	47	20	101	234	107
Loans and advances to banks	—	—	(13)	(3)	135
Total allowances for impairment losses charged against income for the year	5,125	8,020	10,714	15,780	2,719
Total balance at end of year	15,253	18,746	18,393	14,950	3,594
Ratio of net write-offs during the year to average loans outstanding during the year	1.4%	1.2%	1.1%	0.6%	0.6%

The Group’s impairment allowances in respect of loans and advances to banks and customers decreased by £3,493 million, or 19 per cent, from £18,746 million at 31 December 2011 to £15,253 million at 31 December 2012. This decrease resulted from a charge to the income statement of £5,125 million being more than offset by net advances written off of £7,864 million (advances written off of £8,707 million less recoveries of £843 million). Of the total charge to the income statement of £5,125 million, £3,433 million arose in the UK and £1,692 million related to the Group’s international businesses, dominated by continuing credit losses suffered in Ireland and Australia following the particular deterioration in economic conditions in those countries in recent years; although in both cases there was a significant reduction in the level of charges compared to 2011. By category of lending, the most significant elements of the charge to the income statement were £1,725 million in respect of property companies and £881 million in respect of other personal lending. The largest element of the domestic charge was £1,121 million in respect of other personal lending which arose mainly in the Retail division and was lower than in 2011 following improved arrears experience as a result of the Group’s approach to credit risk, its focus on lending to existing customers, lower interest rates and lower overall balances. The charge in respect of property lending arose in both the UK and overseas (where it again reflects losses in Ireland and Australia as much of the Group’s credit exposure in those countries is in the commercial property sector). Of the net advances written off of £7,864 million, £3,953 million arose in the UK and £3,911 million overseas; by category of lending £1,510 million related to other personal lending, £1,071 million related to financial, business and other services and £3,550 million to property companies. The continuing high level of write-offs reflects the progress of the impaired lending against which the Group has made significant allowances in recent years.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The analysis of movements in the allowance for impairment losses on loans and advances to banks and customers for the years ended 31 December 2012, 2011, 2010 and 2009 between domestic and international offices is as follows:

Domestic (unaudited)	2012 £m	2011 £m	2010 £m	2009 £m
Balance at beginning of year	8,025	9,786	10,785	3,575
Exchange and other adjustments	(24)	68	42	171
Advances written off:
Loans and advances to customers:
Mortgages	(96)	(56)	(130)	(77)
Other personal lending	(2,258)	(2,605)	(3,322)	(3,062)
Agriculture, forestry and fishing	(11)	(8)	(8)	(5)
Energy and water supply	(68)	(48)	(16)	(28)
Manufacturing	(75)	(105)	(196)	(147)
Construction	(477)	(38)	(192)	(336)
Transport, distribution and hotels	(140)	(247)	(234)	(80)
Postal and telecommunications	(1)	(1)	—	(9)
Financial, business and other services	(919)	(894)	(827)	(308)
Property companies	(528)	(1,594)	(740)	(51)
Lease financing	(74)	(120)	(15)	(25)
Hire purchase	(129)	(57)	(160)	(69)
Loans and advances to banks	(10)	(6)	(111)	—
Total advances written off	(4,786)	(5,779)	(5,951)	(4,197)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	53	26	12	1
Other personal lending	751	326	176	107
Agriculture, forestry and fishing	—	—	—	—
Energy and water supply	—	—	—	—
Manufacturing	—	—	—	—
Construction	—	—	—	—
Transport, distribution and hotels	1	1	—	—
Postal and telecommunications	—	—	—	—
Financial, business and other services	—	—	—	1
Property companies	—	—	12	—
Lease financing	2	—	—	—
Hire purchase	26	68	—	—
Total recoveries of advances written off	833	421	200	109
Total net advances written off	(3,953)	(5,358)	(5,751)	(4,088)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Domestic (unaudited)	2012 £m	2011 £m	2010 £m	2009 £m
Effect of unwinding of discount recognised through interest income	(405)	(406)	(474)	(446)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	32	24	(27)	275
Other personal lending	1,121	1,670	2,690	3,714
Agriculture, forestry and fishing	15	19	5	2
Energy and water supply	77	130	30	24
Manufacturing	81	110	78	544
Construction	221	168	318	593
Transport, distribution and hotels	289	298	217	717
Postal and telecommunications	—	(8)	31	19
Financial, business and other services	734	1,188	696	1,670
Property companies	776	287	1,059	3,685
Lease financing	37	48	26	198
Hire purchase	50	1	74	135
Loans and advances to banks	—	—	(13)	(3)
Total allowances for impairment losses charged against income for the year	3,433	3,935	5,184	11,573
Total balance at end of year – Domestic	7,076	8,025	9,786	10,785

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Foreign (unaudited)	2012 £m	2011 £m	2010 £m	2009 £m
Balance at beginning of year	10,721	8,607	4,165	19
Exchange and other adjustments	(356)	(437)	(49)	(59)
Advances written off:
Loans and advances to customers:
Mortgages	(37)	(30)	(15)	—
Other personal lending	(9)	(12)	(22)	(1)
Agriculture, forestry and fishing	(34)	(3)	(39)	—
Energy and water supply	(9)	—	(20)	—
Manufacturing	(151)	(32)	(189)	(1)
Construction	(177)	(54)	(173)	—
Transport, distribution and hotels	(318)	(82)	(508)	—
Postal and telecommunications	(6)	—	—	—
Financial, business and other services	(152)	(226)	(54)	—
Property companies	(3,026)	(1,036)	(106)	—
Lease financing	(1)	(104)	—	(1)
Hire purchase	(1)	(135)	—	—
Loans and advances to banks	—	—	—	—
Total advances written off	(3,921)	(1,714)	(1,126)	(3)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	—	—	—	—
Other personal lending	6	—	—	—
Agriculture, forestry and fishing	—	—	—	—
Energy and water supply	—	—	4	—
Manufacturing	—	—	2	—
Construction	—	—	1	—
Transport, distribution and hotels	—	—	4	—
Postal and telecommunications	—	—	—	—
Financial, business and other services	—	—	1	1
Property companies	4	—	4	—
Hire purchase	—	—	—	—
Total recoveries of advances written off	10	—	16	1
Total net advances written off	(3,911)	(1,714)	(1,110)	(2)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Foreign (unaudited)	2012 £m	2011 £m	2010 £m	2009 £m
Effect of unwinding of discount recognised through interest income	31	180	71	—
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	246	420	223	68
Other personal lending	(240)	(1)	741	600
Agriculture, forestry and fishing	39	8	15	27
Energy and water supply	(6)	(25)	(13)	81
Manufacturing	155	96	125	203
Construction	105	182	145	249
Transport, distribution and hotels	360	586	583	836
Postal and telecommunications	8	23	1	5
Financial, business and other services	90	276	597	243
Property companies	949	2,489	3,055	1,733
Lease financing	(11)	12	31	63
Hire purchase	(3)	19	27	99
Loans and advances to banks	—	—	—	—
Total allowances for impairment losses charged against income for the year	1,692	4,085	5,530	4,207
Total balance at end of year – Foreign	8,177	10,721	8,607	4,165

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Total (unaudited)	2012 £m	2011 £m	2010 £m	2009 £m
Balance at beginning of year	18,746	18,393	14,950	3,594
Exchange and other adjustments	(380)	(369)	(7)	112
Advances written off:
Loans and advances to customers:
Mortgages	(133)	(86)	(145)	(77)
Other personal lending	(2,267)	(2,617)	(3,344)	(3,063)
Agriculture, forestry and fishing	(45)	(11)	(47)	(5)
Energy and water supply	(77)	(48)	(36)	(28)
Manufacturing	(226)	(137)	(385)	(148)
Construction	(654)	(92)	(365)	(336)
Transport, distribution and hotels	(458)	(329)	(742)	(80)
Postal and telecommunications	(7)	(1)	—	(9)
Financial, business and other services	(1,071)	(1,120)	(881)	(308)
Property companies	(3,554)	(2,630)	(846)	(51)
Lease financing	(75)	(224)	(15)	(26)
Hire purchase	(130)	(192)	(160)	(69)
Loans and advances to banks	(10)	(6)	(111)	—
Total advances written off	(8,707)	(7,493)	(7,077)	(4,200)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	53	26	12	1
Other personal lending	757	326	176	107
Energy and water supply	—	—	4	—
Manufacturing	—	—	2	—
Construction	—	—	1	—
Transport, distribution and hotels	1	1	4	—
Financial, business and other services	—	—	1	2
Property companies	4	—	16	—
Lease financing	2	—	—	—
Hire purchase	26	68	—	—
Total recoveries of advances written off	843	421	216	110
Total net advances written off	(7,864)	(7,072)	(6,861)	(4,090)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Total (unaudited)	2012 £m	2011 £m	2010 £m	2009 £m

Effect of unwinding of discount recognised through interest income	(374)	(226)	(403)	(446)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	278	444	196	343
Other personal lending	881	1,669	3,431	4,314
Agriculture, forestry and fishing	54	27	20	29
Energy and water supply	71	105	17	105
Manufacturing	236	206	203	747
Construction	326	350	463	842
Transport, distribution and hotels	649	884	800	1,553
Postal and telecommunications	8	15	32	24
Financial, business and other services	824	1,464	1,293	1,913
Property companies	1,725	2,776	4,114	5,418
Lease financing	26	60	57	261
Hire purchase	47	20	101	234
Loans and advances to banks	—	—	(13)	(3)

Total allowances for impairment losses charged against income for the year	5,125	8,020	10,714	15,780

Total balance at end of year – Total	15,253	18,746	18,393	14,950

The following table analyses the coverage of the allowance for loan losses by category of loans.

(unaudited)	2012 Allowance £m	2012 Percentage of loans in each category to total loans %	2011 Allowance £m	2011 Percentage of loans in each category to total loans %	2010 Allowance £m	2010 Percentage of loans in each category to total loans %	2009 Allowance £m	2009 Percentage of loans in each category to total loans %	2008 Allowance £m	2008 Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	3	5.2	14	5.3	20	4.7	149	5.2	135	13.8
Loans and advances to customers:
Mortgages	1,113	60.2	948	56.4	526	55.5	464	53.6	186	40.5
Other personal lending	1,147	5.0	1,895	4.9	3,541	5.8	3,419	6.3	2,047	9.0
Agriculture, forestry
and fishing	67	1.0	51	0.8	16	0.9	33	0.8	5	1.4
Energy and water supply	191	0.6	165	0.7	108	0.6	120	0.4	33	0.9
Manufacturing	337	1.5	475	1.6	540	1.8	709	2.2	119	4.3
Construction	504	1.3	898	1.6	588	1.2	527	1.6	60	1.1
Transport, distribution
and hotels	2,162	4.7	2,117	5.3	1,400	5.3	1,391	4.7	75	5.2
Postal and
telecommunications	40	0.2	62	0.3	50	0.3	15	0.2	—	0.4
Financial, business
and other services	2,764	8.9	3,075	10.4	2,451	9.3	2,108	9.9	596	11.7
Property companies	6,664	9.3	8,710	10.5	8,546	12.2	5,394	12.4	70	8.2
Lease financing	33	1.2	92	1.3	287	1.3	244	1.4	15	1.6
Hire purchase	228	0.9	244	0.9	320	1.1	377	1.3	253	1.9

Total balance at year end	15,253	100.0	18,746	100.0	18,393	100.0	14,950	100.0	3,594	100.0

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The analysis of the coverage of the allowance for loan losses at 31 December 2012, 2011, 2010 and 2009 between domestic and international offices is as follows:

	Domestic		Foreign		Total

2012 (unaudited)	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	3	5.5	—	1.7	3	5.2
Loans and advances to customers:
Mortgages	106	62.0	1,007	36.7	1,113	60.2
Other personal lending	1,064	5.0	83	5.4	1,147	5.0
Agriculture, forestry and fishing	57	1.1	10	0.1	67	1.0
Energy and water supply	177	0.3	14	3.7	191	0.6
Manufacturing	194	1.4	143	3.1	337	1.5
Construction	215	1.2	289	2.5	504	1.3
Transport, distribution and hotels	715	4.3	1,447	10.6	2,162	4.7
Postal and telecommunications	10	0.2	30	0.4	40	0.2
Financial, business and other services	2,008	8.6	756	11.1	2,764	8.9
Property companies	2,307	8.4	4,357	21.0	6,664	9.3
Lease financing	14	1.0	19	2.8	33	1.2
Hire purchase	206	1.0	22	0.9	228	0.9

Total	7,076	100.0	8,177	100.0	15,253	100.0

	Domestic		Foreign		Total

2011 (unaudited)	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	14	5.7	—	1.4	14	5.3
Loans and advances to customers:
Mortgages	123	59.1	825	29.7	948	56.4
Other personal lending	1,555	5.0	340	3.2	1,895	4.9
Agriculture, forestry and fishing	39	0.9	12	0.3	51	0.8
Energy and water supply	137	0.3	28	4.2	165	0.7
Manufacturing	318	1.4	157	3.6	475	1.6
Construction	531	1.4	367	3.3	898	1.6
Transport, distribution and hotels	668	4.9	1,449	10.2	2,117	5.3
Postal and telecommunications	35	0.3	27	0.7	62	0.3
Financial, business and other services	2,172	10.1	903	13.2	3,075	10.4
Property companies	2,153	8.8	6,557	27.4	8,710	10.5
Lease financing	63	1.2	29	1.8	92	1.3
Hire purchase	217	0.9	27	1.0	244	0.9

Total	8,025	100.0	10,721	100.0	18,746	100.0

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Domestic		Foreign		Total

2010 (unaudited)	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	20	5.0	—	2.5	20	4.7
Loans and advances to customers:
Mortgages	269	58.4	257	31.1	526	55.5
Other personal lending	2,212	6.1	1,329	3.4	3,541	5.8
Agriculture, forestry and fishing	16	1.0	—	0.2	16	0.9
Energy and water supply	55	0.3	53	2.9	108	0.6
Manufacturing	385	1.7	155	2.7	540	1.8
Construction	364	1.2	224	1.6	588	1.2
Transport, distribution and hotels	546	4.6	854	11.5	1,400	5.3
Postal and telecommunications	50	0.2	—	0.7	50	0.3
Financial, business and other services	1,630	8.7	821	13.5	2,451	9.3
Property companies	3,844	10.4	4,702	27.3	8,546	12.2
Lease financing	189	1.3	98	1.3	287	1.3
Hire purchase	206	1.1	114	1.3	320	1.1

Total	9,786	100.0	8,607	100.0	18,393	100.0

	Domestic		Foreign		Total

2009 (unaudited)	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %

Balance at year end applicable to:
Loans and advances to banks	149	4.9	—	7.9	149	5.2
Loans and advances to customers:
Mortgages	398	57.2	66	24.0	464	53.6
Other personal lending	2,822	6.8	597	2.8	3,419	6.3
Agriculture, forestry and fishing	6	0.8	27	0.4	33	0.8
Energy and water supply	42	0.2	78	2.5	120	0.4
Manufacturing	504	1.9	205	4.5	709	2.2
Construction	277	1.1	250	5.6	527	1.6
Transport, distribution and hotels	606	3.8	785	11.8	1,391	4.7
Postal and telecommunications	10	0.2	5	0.9	15	0.2
Financial, business and other services	1,842	9.7	266	11.4	2,108	9.9
Property companies	3,666	10.7	1,728	25.7	5,394	12.4
Lease financing	182	1.4	62	1.1	244	1.4
Hire purchase	281	1.3	96	1.4	377	1.3

Total	10,785	100.0	4,165	100.0	14,950	100.0

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

						Loans and advances designated at fair value through profit or loss £m

		Loans and advances to customers
	Loans and advances to banks £m
		Retail – mortgages £m	Retail – other £m
(audited)				Wholesale £m	Total £m

31 December 2012
Neither past due nor impaired	29,386	319,613	41,223	117,613	478,449	14,551
Past due but not impaired	31	12,880	922	1,527	15,329	—
Impaired – no provision required	—	741	1,530	1,504	3,775	—
– provision held	3	7,391	2,124	33,003	42,518	—

Gross	29,420	340,625	45,799	153,647	540,071	14,551

31 December 2011
Neither past due nor impaired	32,494	330,727	41,448	146,655	518,830	11,121
Past due but not impaired	15	12,742	1,093	2,509	16,344	—
Impaired – no provision required	6	1,364	1,604	3,544	6,512	—
– provision held	105	6,701	2,940	44,116	53,757	—

Gross	32,620	351,534	47,085	196,824	595,443	11,121

31 December 2010
Neither past due nor impaired	30,259	339,509	45,058	159,274	543,841	12,545
Past due but not impaired	—	13,215	1,289	3,427	17,931	—
Impaired – no provision required	—	2,189	433	5,313	7,935	—
– provision held	20	5,591	5,149	45,931	56,671	—

Gross	30,279	360,504	51,929	213,945	626,378	12,545

31 December 2009
Neither past due nor impaired	35,333	347,292	48,429	185,872	581,593	19,082
Past due but not impaired	—	12,587	1,873	5,118	19,578	—
Impaired – no provision required	—	2,034	449	6,603	9,086	—
– provision held	153	5,918	5,902	37,927	49,747	—

Gross	35,486	367,831	56,653	235,520	660,004	19,082

31 December 2008
Neither past due nor impaired	38,716	110,148	33,571	86,707	230,426	608
Past due but not impaired	17	3,134	1,146	555	4,835	—
Impaired – no provision required	—	479	150	1,253	1,882	—
– provision held	135	882	4,327	1,451	6,660	—

Gross	38,868	114,643	39,194	89,966	243,803	608

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

						Loans and advances designated at fair value through profit or loss £m

	Loans and advances to banks £m	Loans and advances to customers

(audited)		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

31 December 2012
0-30 days	—	5,996	744	860	7,600	—
30-60 days	3	2,667	138	131	2,936	—
60-90 days	2	1,750	29	328	2,107	—
90-180 days	6	2,467	5	56	2,528	—
Over 180 days	20	—	6	152	158	—

Total	31	12,880	922	1,527	15,329	—

31 December 2011
0-30 days	1	5,989	868	1,163	8,020	—
30-60 days	9	2,618	195	481	3,294	—
60-90 days	4	1,833	25	260	2,118	—
90-180 days	—	2,302	4	159	2,465	—
Over 180 days	1	—	1	446	447	—

Total	15	12,742	1,093	2,509	16,344	—

31 December 2010
0-30 days	—	6,498	1,004	1,331	8,833	—
30-60 days	—	2,674	246	498	3,418	—
60-90 days	—	1,811	29	394	2,234	—
90-180 days	—	2,223	10	337	2,570	—
Over 180 days	—	9	—	867	876	—

Total	—	13,215	1,289	3,427	17,931	—

31 December 2009
0-30 days	—	6,018	1,316	2,347	9,681	—
30-60 days	—	2,649	376	825	3,850	—
60-90 days	—	1,702	74	825	2,601	—
90-180 days	—	2,216	48	560	2,824	—
Over 180 days	—	2	59	561	622	—

Total	—	12,587	1,873	5,118	19,578	—

31 December 2008
0-30 days	—	1,527	853	289	2,669	—
30-60 days	—	633	259	90	982	—
60-90 days	17	424	32	70	526	—
90-180 days	—	549	2	77	628	—
Over 180 days	—	1	—	29	30	—

Total	17	3,134	1,146	555	4,835	—

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

						Loans and advances designated at fair value through profit or loss £m

		Loans and advances to customers
	Loans and advances to banks £m
		Retail – mortgages £m	Retail – other £m
(audited)				Wholesale £m	Total £m

31 December 2012
Good quality	28,833	313,372	30,924	60,510		14,514
Satisfactory quality	174	4,532	8,579	33,477		28
Lower quality	10	552	862	18,153		6
Below standard, but not impaired	369	1,157	858	5,473		3

Total	29,386	319,613	41,223	117,613	478,449	14,551

31 December 2011
Good quality	32,141	323,060	29,123	71,907		11,065
Satisfactory quality	171	5,432	9,747	42,311		45
Lower quality	9	970	1,127	24,676		11
Below standard, but not impaired	173	1,265	1,451	7,761		—

Total	32,494	330,727	41,448	146,655	518,830	11,121

31 December 2010
Good quality	29,835	332,614	30,076	57,552		12,220
Satisfactory quality	265	5,259	11,084	42,906		163
Lower quality	16	834	1,170	45,750		83
Below standard, but not impaired	143	802	2,728	13,066		79

Total	30,259	339,509	45,058	159,274	543,841	12,545

31 December 2009
Good quality	34,434	335,482	30,743	61,810		18,702
Satisfactory quality	135	9,614	12,654	59,752		267
Lower quality	15	746	1,480	45,986		90
Below standard, but not impaired	749	1,450	3,552	18,324		23

Total	35,333	347,292	48,429	185,872	581,593	19,082

31 December 2008
Good quality	38,283	109,815	21,373	49,349		129
Satisfactory quality	215	264	9,192	31,042		411
Lower quality	204	—	900	5,831		56
Below standard, but not impaired	14	69	2,106	485		12

Total	38,716	110,148	33,571	86,707	230,426	608

For further details see pages F-116 to F-130.

INTEREST FOREGONE ON NON-PERFORMING LENDING

The table below summarises the interest foregone on impaired lending.

(unaudited)	2012 £m

Interest income that would have been recognised under original contract terms	1,941
Interest income included in profit	(1,133)

Interest foregone	808

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

The table below sets out loans that are forborne at 31 December 2012, separately identifying those loans that are also impaired:

	Total loans and advances which are forborne £m	Total forborne loans and advances which are impaired £m	Impairment allowance as a % of loans and loans and advances which are forborne £m

At 31 December 2012
Secured retail	5,987	831	7.0
Unsecured retail	472	356	39.4
Asset Finance UK	447	405	48.8
Commercial Banking	32,992	23,965	30.3
Ireland wholesale	12,875	10,967	58.0

Further information on the schemes operated by the Group to assist borrowers who are experiencing financial stress and on the Group’s forborne loans is set out in note 55(F) to the financial statements and in Intensive care of customers in financial difficulty on pages 66 to 68.

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

(unaudited)	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m

At 31 December 2012:
United States of America	2.1	19,192	8,320	5,459	5,413
Republic of Ireland	1.3	12,055	33	444	11,578
At 31 December 2011:
United States of America	4.3	42,215	7,686	20,509	14,020
Republic of Ireland	1.6	15,966	80	738	15,148
At 31 December 2010:
United States of America	4.1	40,246	8,304	12,022	19,920
Republic of Ireland	2.5	24,459	10	1,744	22,705
Germany	1.4	14,156	2,488	6,715	4,953
France	1.1	10,708	1,409	4,368	4,931

At 31 December 2012, United States of America had commitments of £8,095 million and Republic of Ireland had commitments of £809 million.

At 31 December 2012, France had cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £8,879 million.

At 31 December 2011, the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £17,133 million in total were France and Germany. At 31 December 2010 the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £15,714 million in total were Australia and the Netherlands.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONDUCT RISK

DEFINITION

Conduct risk is defined as the risk of customer detriment or censure and/or a reduction in earnings/value, through financial or reputational loss, from inappropriate or poor customer treatment or business conduct.

RISK APPETITE

The Group has zero risk appetite for systemic unfair customer outcomes arising from product design, sales or other after sales processes. This appetite is reviewed and approved annually by the Board. To achieve this, the Group has policies, processes and standards which provide the framework for businesses and colleagues to operate in accordance with the laws, regulations and voluntary codes which apply to the Group and its activities.

EXPOSURES

Conduct risk affects all aspects of the Group’s operations, all types of customers and other stakeholders. There is currently a high level of scrutiny regarding conduct risk and treatment of customers by financial institutions from the press, politicians and regulatory bodies. The Group has been actively managing conduct issues as part of its conduct strategy and has undertaken a range of actions in respect of both front and back book of business. Work continues to close back book issues such as payment protection insurance and drive down complaint volumes. An ongoing focus on the delivery of fair outcomes, business standards and the implementation of the conduct strategy, which will make greater use of technology and metrics to determine inherent conduct risks, will facilitate earlier detection and mitigation of conduct issues.

MEASUREMENT

Conduct risks are measured against a set of risk appetite measures, with appropriate limits and triggers, which have been approved by the Board. Metrics include assessments of products, sales, aftersales and fair outcomes for customers.

These appetites and metrics are tracked within the Group’s three lines of defence control framework. Business areas track and report the conduct risks in their business. These reports are challenged by Risk Division and contribute to reporting on conduct risk provided to the Group Compliance and Conduct Committee, the Group Risk Committee and the Board Risk Committee.

MITIGATION

Mitigation is undertaken across the Group and consists of the following components:

–	Risks are assessed by the business and controls put in place to mitigate them.

–	Oversight and assurance of conduct risks within the business.

–	Theme reviews to assess customer treatment and fair outcomes.

–	Senior business leaders monitor the progress of these assessments and mitigations.

–	Material risks and issues are escalated to Group-level bodies which challenge the business on its management of risks and issues.

–	Mandated policies and processes require minimum control frameworks, management information and standards to be implemented.

MONITORING

Business unit risk exposure is reported to Risk Division where it is aggregated and reported at Group level. The report forms the basis of challenge to the business at the monthly Group Compliance and Conduct Risk Committee. This committee may escalate matters to the Chief Risk Officer, or higher committees. The report also forms the basis of the regulatory sections in the Group’s consolidated risk reporting.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MARKET RISK

DEFINITION

Market risk is defined as the risk that unfavourable market moves (including changes in and increased volatility of interest rates, market-implied inflation rates, credit spreads and prices for bonds, foreign exchange rates, equity, property and commodity prices and other instruments), lead to reductions in earnings and/or value.

RISK APPETITE

The Group’s overall appetite for market risk is reviewed and approved annually by the Board. With the support of the Group Asset and Liability Committee, the Group Chief Executive allocates this risk appetite across the Group. Individual members of the Group Executive Committee ensure that market risk appetite is further cascaded to an appropriate level within their areas of responsibility.

EXPOSURES

TRADING PORTFOLIOS

The Group’s trading activity is small relative to its peers and the Group does not have a programme of proprietary trading activities. The average 95 per cent 1-day trading Value at Risk (VaR) was £7.0 million for the year to 31 December 2012 (2011: £6 million). Most of the Group’s trading activity is undertaken to meet the requirements of wholesale and retail customers for foreign exchange and interest rate products.

BANKING ACTIVITIES

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

Foreign currency risk also arises from the Group’s investment in its overseas operations. Net investment exposures are disclosed (see note 55 to the financial statements) and it is Group policy to hedge non-functional currency exposures.

INSURANCE PORTFOLIOS

The Group’s insurance activities also expose it to market risk, encompassing interest rate, exchange rate, property, credit spreads and equity risk:

–	With Profit Funds are managed with the aim of generating rates of return consistent with policyholders’ expectations and this involves the mismatch of assets and liabilities.

–

Unit-linked liabilities are matched with the same assets that are used to define the liability but future fee income is dependent upon the performance of those assets. (This forms part of the Value of in-force business, see note 29 to the financial statements).

–

For other insurance liabilities the aim is to invest in assets such that the cash flows on investments will match those on the projected future liabilities. It is not possible to eliminate risk completely as the timing of insured events is uncertain and bonds are not available at all of the required maturities. As a result, the cash flows cannot be precisely matched and so sensitivity tests are used to test the extent of the mismatch. Further, in assessing the current value of these future cash flows, it is not always possible to achieve equally resilient levels of matching between the different capital measures that are used to assess regulatory solvency.

–

Surplus assets are held primarily in four portfolios: (a) in the long-term funds within the life insurance companies; (b) in the corresponding shareholder funds; (c) in investment portfolios within the general insurance business; and (d) within the main fund of Heidelberger Lebensversicherung AG.

DEFINED BENEFIT PENSION SCHEMES

The Group’s defined benefit pension schemes are exposed to significant risks from the constituent parts of their assets and from the present value of their liabilities, primarily equity and real interest rate risk. For further information on defined benefit pension scheme assets and liabilities please refer to note 42 to the financial statements.

MEASUREMENT

Market risk is managed within a Board approved framework and risk appetite. A variety of risk measures are used such as:

–	Sensitivity based measures (e.g. sensitivity to 1 basis point move in interest rates).

–	Percentile based measures (e.g. VaR).

–	Scenario/stress based measures (e.g. single factor stresses, macroeconomic scenarios).

In addition, profit and loss triggers are used in the Trading Books in order to ensure that mitigating action is considered if profit and loss becomes volatile. Both VaR and standard stress measures are used in setting divisional market risk appetite limits and triggers.

Although an important market standard measure of risk, VaR has limitations. These arise from the use of limited historical data, an assumed distribution, defined holding periods, set confidence intervals and frequency of calculation. The exposure level at the confidence interval does not convey any information about potential losses which may arise if this level is exceeded. A 95 per cent confidence interval with a 1-day holding period is equivalent to an expected 1 in 20 day loss.

The Group recognises these limitations and supplements the use of VaR with a variety of other techniques more suited to the nature of the business activity. These include interest rate repricing gaps, open exchange positions and sensitivity analysis. Stress testing and scenario analysis

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

are also used in certain portfolios and at Group level, to simulate the impact of extreme conditions and to understand more fully the interdependence of different parts of the balance sheet. These measures are reviewed regularly by senior management to inform effective decision making.

TRADING PORTFOLIOS

Based on the 1-day 95 per cent confidence level, assuming positions are held overnight and using observation periods of the preceding 300 business days, the VaR for the years ended 31 December 2012 and 2011 based on the Group’s global trading positions is detailed in table 1.32.

The risk of loss measured by the VaR model is the potential loss in earnings given the confidence level and assumptions noted above. The total and average trading VaR does not assume any diversification benefit across the five risk types, which now include inflation. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported as a whole. The Group internally uses VaR as the primary measure for all trading book positions arising from short term market facing activity. Trading book VaR (1-day 99 per cent) is compared daily against both forecast and actual profit and loss.

Table 1.32: Trading portfolios: VaR 1-day 95 per cent confidence level (audited)

Most of the Group’s trading activity is undertaken to meet the requirements of wholesale and retail customers for foreign exchange and interest rate products.

	Close £m	Average £m	Maximum £m	Minimum £m

At 31 December 2012
Interest rate risk	2.8	4.2	7.4	1.9
Foreign exchange risk	0.3	0.4	1.0	0.02
Equity risk	—	—	—	—
Credit spread risk	0.8	1.9	3.6	0.7
Inflation risk	0.5	0.5	1.3	0.07

Total VaR	4.4	7.0	11.4	4.1

	Close £m	Average £m	Maximum £m	Minimum £m

At 31 December 2011
Interest rate risk	2.6	3.0	5.9	1.8
Foreign exchange risk	0.4	0.5	1.6	0.2
Equity risk	—	—	—	—
Credit spread risk	3.1	2.3	4.5	1.0
Inflation risk	0.2	0.2	0.5	0.1

Total VaR	6.3	6.0	9.7	4.1

Open market risk for the trading operations continues to be low with respect to the size of the Group and similar institutions, reflecting the fact that the Group’s trading operations are customer-centric, focusing on hedging and recycling client risks.

Banking activities

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

The following table shows, split by material currency, the Group’s sensitivities at 31 December 2012 to an immediate up and down 25 basis points change to all interest rates.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.33: Banking activities: market value sensitivity (audited)

	2012		2011

	Up 25 bps £m	Down 25bps £m	Up 25 bps £m	Down 25bps £m

Sterling	104.9	(108.3)	(53.1)	54.7
US Dollar	14.9	(16.7)	(0.4)	0.3
Euro	14.5	(8.5)	(15.7)	15.9
Australian Dollar	1.0	(1.0)	(1.8)	1.8
Other	(0.1)	0.1	(1.4)	1.3

Total	135.2	(134.4)	(72.4)	74.0

The Group always seeks to maintain minimal interest rate re-pricing mismatch in its banking books. At any point in time, however, some small level of transitory risk will always exist pending, for example, contrary offsetting customer flows and the efficient hedging of the net position with the external market. In addition, during 2012, a number of risks to income have been managed. These include the potential risk of LIBOR rising relative to the Bank of England Base Rate and the risk to Net Interest Margin of all interest rates remaining lower for longer than is implied by current market prices. Such strategic hedges are executed only with the explicit approval of the Group Asset and Liability Committee. Overall this hedge portfolio has varied during 2012 as the Group Asset and Liability Committee, in response to changing economic conditions, has periodically reviewed and revised its opinion as to which of these various risks is the most likely to crystallise.

Base case market value is calculated on the basis of the Group’s balance sheet with re-pricing dates adjusted according to behavioural assumptions. The above sensitivities show how this projected market value would change in response to an immediate parallel shift to all relevant interest rates – market and administered.

This is a risk based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio. The measure, however, is simplified in that it assumes all interest rates, for all currencies and maturities, move at the same time and by the same amount.

Insurance portfolios

Market risks within the Insurance business are measured using a variety of techniques including stress and scenario testing and, where appropriate, stochastic modelling. Current and potential future market risk exposures are assessed and aggregated using risk measures based on 1-in-200 year stresses for Insurance’s Individual Capital Assessment (ICA) and other measures, including profit before tax, where appropriate. The stresses include sensitivities on the risk-free rate, equity investment volatility, widening of credit default spreads on corporate bonds and an increase in illiquidity premia, as applied to profit before tax and set out in note 38 to the financial statements.

Defined benefit pension schemes

Management of the assets of the Group’s defined benefit pension schemes is the responsibility of the Scheme Trustees, who also appoint the Scheme Actuaries to perform the triennial valuations. The Group monitors its defined benefit pension exposure holistically using a variety of metrics including accounting and economic deficits and contribution rates. These and other measures are regularly reviewed by the Group Asset and Liability Committee and the Group Market Risk Committee and used in discussions with the Trustees, through whom any risk management and mitigation activity must be conducted.

The schemes’ main exposures are to equity risk, real rate risk and credit spread risk. Accounting for the defined benefit pension schemes under International Accounting Standard (IAS) 19 spreads any adverse impacts of these risks over time.

MITIGATION

Various mitigation activities are undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits.

Trading portfolios and Banking activities

Management of the balance sheet is centralised and overseen by the Group Asset and Liability Committee. Interest rate risk arising from the different repricing characteristics of the Group’s non-trading assets and liabilities, and from the mismatch between interest rate insensitive assets and interest rate sensitive liabilities, is managed centrally. Matching assets and liabilities are offset against each other and interest rate swaps are also used to manage the residual exposure to within the non-traded market risk appetite.

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled within the trading risk appetite and any residual risk is hedged in the market.

Insurance portfolios

Investment holdings are diversified across markets and, within markets, across sectors. Holdings are diversified to minimise specific risk and the relative size of large individual exposures is monitored closely. For assets held outside unit-linked funds, investments are only permitted in countries and markets which are sufficiently regulated and liquid.

MONITORING

The Group Asset and Liability Committee and the Group Market Risk Committee regularly review high level market risk exposure, as part of the wider risk management framework. They also make recommendations to the Group Chief Executive concerning overall market risk appetite and market risk policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits and triggers are monitored by Risk Division and where appropriate, escalation procedures are in place.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Trading portfolios and banking activities

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

Market risk in the Group’s retail portfolios and in the Group’s capital and funding activities is managed centrally within triggers defined in the Group policy for interest rate risk in the banking book, which is reviewed and approved annually.

Insurance portfolios

Market risk exposures from the Insurance business are controlled via approved investment policies and triggers set with reference to the Group’s overall risk appetite and regularly reviewed by the Group Market Risk Committee:

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

Defined benefit pension schemes

The Group agrees strategies for the overall mix of pension assets with the defined benefit pension scheme Trustees.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATIONAL RISK

DEFINITION

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Group has implemented an Operational Risk Framework which embraces the risk life-cycle of identification; measurement and assessment; management via appropriate mitigants and controls; and monitoring and reporting. To ensure the rigour of the Operational Risk Framework, the Group defines operational risks in the form of a number of discrete categories, the principal ones being:

Customer Processes – The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from poor externally facing business processes. Customer process risk includes customer transaction and processing errors due to incorrect capturing of customer information and/or system failure.

Security – The risk of reductions in earnings and/or value, through financial or reputational loss, resulting from theft of or damage to the Group’s assets, the loss, corruption, misuse or theft of the Group’s information assets or threats or actual harm to the Group’s people. This also includes risks relating to terrorist acts, other acts of war, geopolitical, pandemic or other such events.

IT Systems and resilience – The risk of reductions in earnings and/or value through financial or reputational loss resulting from the failure to develop, deliver or maintain effective IT solutions. This includes the resilience of the Group’s IT infrastructure and systems, rigorous change control processes to minimise the risk of incidents impacting their availability, and formal business continuity and recovery arrangements which are designed and tested to evidence the recoverability of key services within prescribed timescales. Significant business-wide incidents are managed via an incident management process, which is subject to frequent testing.

Supplier Management – The risk of reductions in earnings and/or value through financial or reputational loss from services with outsourced partners or third-party suppliers.

RISK APPETITE

The Group has developed an impact on earnings approach to operational risk appetite. This involves looking at how much the Group could lose due to operational risk losses at various levels of certainty.

In setting operational risk appetite, the Group looks at both impact on solvency and the Group’s reputation. Appetite is defined and monitored relative to a number of key indicators, including the size and numbers of material events, and the amounts of operational risk losses that have arisen.

EXPOSURES

The Group’s success depends on its ability to attract, retain and develop high calibre talent. Achievement of this aim cannot be guaranteed, particularly in light of ongoing regulatory and public interest in remuneration practices. Macroeconomic conditions and negative media attention on the financial services industry may also adversely impact employee retention, colleague sentiment and engagement.

The continuing structural consolidation and the sale of part of the branch network under Project Verde may result in disruption of senior management’s ability to lead and manage the Group effectively. The level and impact of change is managed via robust change management governance and a consolidated Strategic Change Plan. There are separate Governance arrangements in place in Project Verde to oversee the impacts of the divestment on the retained business customers, operations and controls.

The Group’s businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. The complexity of these operations presents potential risks. In addition, any breach in security of the Group’s systems could disrupt its business, result in the disclosure of confidential information and create significant financial and legal exposure.

Terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events and responses to those acts/events may create economic and political uncertainties, which could have a material adverse effect on UK and international macroeconomic conditions generally, and more specifically on the Group’s results of operations, financial condition or prospects in ways that cannot necessarily be predicted.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MEASUREMENT

The Group manages its operational risks via a risk framework which includes definition, monitoring and measurement against appetite targets and thresholds. Appetites are defined with limits and triggers which are approved by the Board and which are regularly reviewed and monitored by the Group Operational Risk Committee. The Group monitors events and losses by size, business unit and internal risk categories. The table below shows high level loss and event trends using Basel II categories.

Table 1.34: Operational risk events by risk category (unaudited)

	% of total volume		% of total losses

	2012	2011	2012	2011

Business disruption and system failures	1.08	1.03	1.46	1.63
Clients, products and business practices	15.27	18.89	58.65	54.40
Damage to physical assets	0.32	0.16	0.24	0.26
Employee practices and workplace safety	0.14	0.68	0.10	0.23
Execution, delivery and process management	24.90	29.67	27.19	28.65
External fraud	58.02	48.89	11.99	12.98
Internal fraud	0.27	0.68	0.37	1.85

Total	100.00	100.00	100.00	100.00

In 2012, the highest frequency of events occurred in External Fraud (58.0 per cent) and Execution, Delivery and Process Management (24.9 per cent). Clients, Products and Business Practices accounted for 58.7 per cent of losses (54.4 per cent in 2011). The continued high proportion of losses in this category is driven by legacy issues.

The operational risk profile of the Group as a whole and of individual business areas is regularly reviewed within the overarching three lines of defence control framework. Business area reports are reviewed and challenged at Risk Division level, whilst audit and assurance teams ensure that all levels of reporting are subject to rigorous scrutiny.

Operational risk appetites and actual exposures are used by the Group to calculate the appropriate holding of operational risk regulatory capital under the Internal Capital Adequacy Assessment Process (ICAAP). The Group calculates its operational risk capital requirements using the Standardised Approach, which the Basel Committee states as being appropriate for an “internationally active” bank.

MITIGATION

Operational risk is relevant to every aspect of the Group’s business and activities. The Group’s operational risk framework consists of the following key components:

–	Identification and categorisation of the key operational risks facing a business area, including defining risk appetite;

–	Risk assessment, including impact assessment of financial and non-financial impacts (e.g. reputational risk) for each of the key risks to which the business area is exposed;

–	Control assessment, evaluating the effectiveness of the control framework covering each of the key risks to which the business area is exposed;

–	Loss and incident management, capturing actions to manage any losses facing a business area;

–	The development of key risk indicators for management reporting, including the monitoring of risk appetite;

–	Oversight and assurance of the risk management framework in businesses; and

–	Scenarios for estimation of potential loss exposures for material risks.

The Group purchases insurance to mitigate certain operational risk events.

MONITORING

Monitoring and reporting is undertaken at Board, Group and business area committee levels, in accordance with delegated limits of authority which are themselves regularly reviewed and refreshed. Business unit risk exposure is reported to Risk Division where it is aggregated at Group level and a report prepared. The report is discussed at the monthly Group Operational Risk Committee, and matters can be escalated to the Chief Risk Officer, or higher committees, if appropriate. A combination of systems, monthly reports from business areas, and oversight and challenge from the Risk Division ensures that key risk measures are presented and debated on a monthly basis to an Executive audience.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

PEOPLE RISK

DEFINITION

People risk is defined as the risk that the Group fails to lead, manage and enable colleagues to deliver to customers, shareholders and regulators leading to reductions in earnings and/or value.

RISK APPETITE

The Group’s appetite for people risk is reviewed and approved annually by the Board. The high level appetite is described as: The Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague talent, and meets legal and regulatory obligations related to its people.

To achieve this, the Group has developed and implemented policies and processes that provide a framework where the Group’s businesses and colleagues can operate in accordance with the laws, regulations and voluntary codes that apply to the Group and its activities.

EXPOSURES

The major sources of people risk over the course of the next year can be grouped into four key areas;

–	The ongoing divestment of the bank’s branch network under project Verde continues to stretch resources in parts of the Group and increase operational complexity.

–	Increased regulatory scrutiny of incentive and remuneration practices, and Approved Persons following recent changes to domestic and international regulatory structures.

–	Colleague engagement, in the context of macroeconomic conditions, Group restructuring, and continued media scrutiny.

–

Political and regulatory scrutiny of sales practices, culture and ethical behaviours within the financial services industry will remain a key risk to the Group’s strategic direction for the foreseeable future.

MEASUREMENT

People risk is measured through a series of quantitative and qualitative indicators, calibrated against the Group’s risk appetite and monitored on a monthly basis via the Group’s risk reporting structure.

MITIGATION

The Group undertakes a variety of programmes which aim to manage its people risks; there are currently four key areas of activity;

–

The Group focuses on leadership and colleague retention, including initiatives and strategies to attract, develop and retain high-calibre colleagues and ensure that cross-Group succession planning is well implemented.

–

The Group places considerable emphasis on its responsibilities arising from the FSA’s Approved Persons regime, Remuneration Code and other people-focused regulatory requirements; this includes dedicating resources across the Group, and the provision of training, guidance and oversight of senior management’s knowledge and delivery of their accountabilities.

–

The Group continues to develop colleagues’ awareness of their responsibilities in managing risk in their role through the embedding of Codes of Personal and Business Responsibility which ensure a strong focus on fair customer outcomes and support the effective management of the Group’s overall risk profile.

–

Finally, the Group takes a proactive approach in fostering an ethical banking model and enforcing against lapses in ethical behaviour, through strong management of staff incentive adjustments, effective people risk and performance management, and promoting strong risk-based behaviours within its culture.

MONITORING

People risks from across the Group are reported through the first line of defence. Key people risks are then escalated to the relevant operational or regulatory oversight committees. Key people risks are assessed in the context of the Group’s wider risk profile, and tracked to remediation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LIQUIDITY AND FUNDING RISK

DEFINITION

Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost. Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient.

RISK APPETITE

Liquidity and funding risk appetite for the banking businesses is set by the Board and this statement of the Group’s overall appetite for liquidity risk is reviewed and approved annually by the Board. With the support of the Group Asset and Liability Committee (GALCO), the Group Chief Executive allocates this risk appetite across the Group. Risk is reported against appetite through various metrics that enable the Group to manage liquidity and funding constraints. The Group Chief Executive, assisted by GALCO regularly reviews performance against risk appetite.

EXPOSURE

Liquidity exposure represents the amount of potential outflows in any future period less expected inflows. Liquidity is considered from both an internal and regulatory perspective.

MEASUREMENT

A series of measures are used across the Group to monitor both short and long-term liquidity including: ratios, cash outflow triggers, wholesale funding maturity profile, early warning indicators and stress test survival period triggers. The Board approved liquidity risk appetite covers a range of metrics considered key to maintaining a strong liquidity and funding position, with regular reporting to GALCO and the Board. Strict criteria and limits are in place to ensure highly liquid marketable securities are available as part of the portfolio of liquid assets.

Details of contractual maturities for assets and liabilities form an important source of information for the management of liquidity risk. Note 55 to the financial statements sets out an analysis of assets and liabilities by relevant maturity grouping. In order to reflect more accurately the expected behaviour of the Group’s assets and liabilities, measurement and modelling of the behavioural aspects of each is constructed. Divisional teams form a view of customer behaviour based on quantitative and qualitative analysis and these assumptions are subject to governance via divisional asset and liability committees. This also forms the foundation of the Group’s stress testing framework on which the Group’s liquidity controls are based.

MITIGATION

The Group mitigates the risk of a liquidity mismatch in excess of its risk appetite by managing the liquidity profile of the balance sheet through both short-term liquidity management and through the life of the funding plan. Short-term liquidity management is considered from two perspectives; business as usual and liquidity under stressed conditions, both of which relate to funding in the less than one year time horizon. Longer term funding is used to manage the Group’s strategic liquidity profile which is determined by the Group’s balance sheet structure. Longer term is defined as having an original maturity of more than one year.

The Group’s funding and liquidity position is underpinned by its significant customer deposit base, and has been supported by stable funding from the wholesale markets with a reduced dependence on short-term wholesale funding. A substantial proportion of the retail deposit base is made up of customers’ current and savings accounts which, although repayable on demand, have traditionally in aggregate provided a stable source of funding. Additionally, the Group accesses the short-term wholesale markets to raise interbank deposits and to issue certificates of deposit and commercial paper to meet short-term obligations. The Group’s appetite for short-term money market funding is based on a qualitative analysis of the market’s capacity for the Group’s credit. The Group has developed strong relationships with certain wholesale market segments, and also has access to corporate customers to supplement its retail deposit base.

The Group actively manages its balance sheet and contingent liabilities by ensuring that the internal pricing mechanism for funds within the Group fully incorporates liquidity costs. This transfer pricing mechanism ensures that liquidity risk is reflected in product pricing and supports the overall Group balance sheet strategy and that the correct behaviours and decisions are rewarded.

The ability to deploy assets quickly, either through the repo market or through outright sale, is also an important source of liquidity for the Group’s banking businesses. The Group holds sizeable balances of high grade marketable debt securities as set out in Table 1.36 which can be sold to provide, or used to secure, additional short term funding should the need arise from either market counterparties or central bank facilities (Bank of England, European Central Bank, Federal Reserve and Reserve Bank of Australia).

MONITORING

Liquidity is actively monitored at business unit and Group level. Routine reporting is in place to senior management and through the Group’s committee structure, in particular GALCO which meets monthly. In a stress situation the level of monitoring and reporting is increased commensurate with the nature of the stress event. Liquidity policies and procedures are subject to independent internal oversight.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Daily monitoring and control processes are in place to address regulatory liquidity requirements. The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group. These are a mixture of quantitative and qualitative measures including daily variation of customer balances, changes in maturity profiles, cash outflows, funding concentration, primary liquidity portfolio, credit default swap spreads and changing funding costs.

In addition, the framework has two other important components:

–

Firstly, the Group carries out stress testing of its liquidity and potential cash flow mismatch position over both short (up to two weeks) and longer term (up to three months) horizons against a range of scenarios, including those prescribed by the FSA, on an ongoing basis. The scenarios and the assumptions are reviewed at least annually to gain assurance they continue to be relevant to the nature of the business. The Group’s liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

Scenarios cover both Group specific and market wide difficulties. The Group calculates the stressed cash flow mismatch under the prescribed FSA scenarios, which include the effect of credit rating agency downgrades; the Group-specific, market wide and combined stresses. The Group also calculates the stressed cash flow position under a range of the Group’s own scenarios reflecting possible future liquidity risks. These scenarios cover US market disruption, market counterparty failure, UK sovereign rating downgrade and a Eurozone stress. The key risk driver assumptions applied to the scenarios are:

LIQUIDITY RISK DRIVER	MARKET WIDE AND GROUP SPECIFIC STRESSES
Wholesale funding	Outflows calculated based on contractual maturity of wholesale funding with limited roll over.
Marketable asset	Haircut widening and repos assumed not to roll on contractual maturity.
Retail and commercial funding	Substantial outflows on customer deposit base.
Intra-day liquidity	Liquidity required for clearing and payment systems under stressed conditions.
Intra group liquidity	Requirements from the stressed position of subsidiaries.
Off balance sheet	Stressed cash outflows from commitments granted. Specifically, commitments granted include the pipeline of new business awaiting completion as well as other standby or revolving credit facilities.
Downgrade	Contractual outflows resulting from short and long-term rating downgrades.
Franchise viability	Actions that need to be taken to maintain the Group’s core business franchise and reputation.

–

Liquidity stress tests are applied to the Group’s funding plan to project possible future stressed positions. The funding plan is also stressed against a range of macroeconomic scenarios, including those prescribed by the FSA under the Pillar II ‘anchor’ scenario. The Group applies its own macroeconomic stress scenarios, covering a stagnation and a recession.

–

Secondly, the Group has a contingency funding plan embedded within the Group Liquidity Policy which has been designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing. Contingency funding plan invocation and escalation processes are based on analysis of five major quantitative and qualitative components, comprising assessment of: early warning indicators, prudential and regulatory liquidity risk limits and triggers, stress testing results, event and systemic indicators and market intelligence.

The planned introduction of the Liquidity Coverage Ratio (LCR – minimum requirement will begin at 60 per cent in January 2015 rising in equal annual steps of 10 per cent to reach 100 per cent in January 2019) and the introduction of the Net Stable Funding Ratio (NSFR – January 2018) contained within CRD IV are intended to raise the resilience of banks to potential liquidity shocks and provide the basis for a harmonised approach to liquidity risk management. The guidance issued by the Basel Committee is still subject to final ratification by the EU and the methodology is likely to be refined on the basis of feedback from banks and regulators during the observation period. The Group has invested considerable resource to ensure that it satisfies the governance, reporting and stress testing requirements of the FSA’s Individual Liquidity Adequacy Standards liquidity regime and will satisfy the agreed final NSFR and LCR requirements. The Group monitors and forecasts the Group’s NSFR and LCR. The actions already announced to right size the balance sheet are expected to ensure compliance with the future minimum standards. These standards are expected to be 100 per cent for both ratios by their respective effective dates.

During the year, the individual entities within the Group, and the Group, complied with all of the external regulatory liquidity and funding requirements to which they are subject.

LIQUIDITY AND FUNDING MANAGEMENT IN 2012

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and long-term wholesale funding markets. Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

During the first half of 2012 the Group accelerated term funding initiatives and the run down of certain asset portfolios outside of the Group’s risk appetite allowing a further reduction in money market funding and total government and central bank facilities. This has significantly reduced exposure to wholesale outflows and rating agency downgrades. The Group repaid its remaining drawings under the Government’s Credit Guarantee Scheme in full, in line with its contractual maturities.

Despite difficult funding markets during much of 2012 as investor confidence was impacted by concerns over Eurozone sovereign debt levels, downgrades and possible defaults and the potential downside effects from financial market volatility, the Group continued to fund adequately, maintaining a broadly stable stock of primary liquid assets during the year and meeting its regulatory liquidity requirements at all times.

The key dependencies on successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets; successful right-sizing of the Group’s balance sheet; limited further deterioration in the UK’s and the Group’s credit rating; and no significant or sudden withdrawal of customer deposits. Additionally, the Group has entered into a number of EU state aid related obligations to achieve reductions in certain parts of its balance sheet by the end of 2014. These are assumed within the Group’s funding plan. The Group has achieved the asset reduction commitment, two years ahead of the mandated completion date, and is currently working with the European Commission to achieve formal release from the commitment. Until release is obtained from the European Commission the Group may have to continue with these asset reductions and or/disposals and may receive a lower price upon disposal.

The combination of right-sizing the balance sheet and continued development of the customer deposit base has seen the Group’s wholesale funding requirement reduce materially in recent years. The progress the Group has made to date in diversifying its funding sources has further strengthened its funding base. Funding concentration is not considered significant by the Group but where such concentrations do exist (at the customer or industry level) they are not deemed material at Group level.

GROUP FUNDING SOURCES

Total wholesale funding reduced by £81.6 billion to £169.6 billion, with the volume with a residual maturity of less than one year falling £62.7 billion to £50.6 billion. The Group term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) improved to 70 per cent (55 per cent at 31 December 2011) due to good progress in new term issuance and a significant reduction in short term money market funding (2012: £31 billion; 2011: £69.1 billion). Term wholesale issuance for the year totalled £20.1 billion.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.35: Group funding by type (audited)

	2012 £bn	2012%	2011 £bn	2011%
Total wholesale funding[1]	169.6	28.6	251.2	38.2
Customer deposits	422.5	71.4	405.9	61.8
Total Group funding[2]	592.1	100.0	657.1	100.0

[1]	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

[2]	Excluding repos and total equity.

Total wholesale funding by type and expected residual maturity is detailed below.

Table 1.36: Analysis of 2012 total wholesale funding by residual maturity (audited)

	Less than one month £bn	One to three months £bn	Three to six months £bn	Six to nine months £bn	Nine months to one year £bn	One to two years £bn	Two to five years £bn	More than five years £bn	Total at 31 Dec 2012 £bn	Total at 31 Dec 2011 £bn
Deposits from banks[1]	8.7	2.7	1.1	—	0.1	0.7	0.5	1.3	15.1	25.4
Debt securities in issue:[1]
Certificates of deposit	1.9	5.1	1.9	0.5	1.1	0.2	—	—	10.7	28.0
Commercial paper	—	6.2	1.3	0.2	0.2	—	—	—	7.9	18.0
Medium-term notes [2]	—	1.3	2.7	0.5	1.5	6.2	13.0	9.4	34.6	69.8
Covered bonds	—	1.6	1.0	—	1.8	6.9	13.7	13.7	38.7	36.6
Securitisation	1.3	1.7	1.2	0.3	3.8	7.0	12.8	0.4	28.5	37.5
	3.2	15.9	8.1	1.5	8.4	20.3	39.5	23.5	120.4	189.9
Subordinated liabilities[1]	—	0.3	0.6	—	—	1.0	5.2	27.0	34.1	35.9
Total wholesale funding[3]	11.9	18.9	9.8	1.5	8.5	22.0	45.2	51.8	169.6	251.2

[1]	A reconciliation to the Group’s balance sheet is provided on page 125.

[2]	Medium-term notes include funding from the Credit Guarantee Scheme (2012: £nil; 2011: £23.5 billion) and from the National Loan Guarantee Scheme (2012: £1.4 billion; 2011: £nil).

[3]	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

Total wholesale funding in 2011 was £251.2 billion of which £113.3 billion had a residual maturity of less than one year.

Table 1.37: Total Wholesale funding by currency (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
31 December 2012	54.3	41.6	60.2	13.5	169.6
31 December 2011	61.8	76.0	91.6	21.8	251.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The table below summarises the Group’s wholesale term issuance during 2012. The Group’s 2012 issuance plan was successfully completed in the first half of 2012 through the ability of the Group to access a diverse range of markets and currencies, both in unsecured and secured form.

Table 1.38: Analysis of 2012 term issuance (audited)

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn
Securitisation	1.0	1.6	1.2	0.5	4.3
Medium-term notes	1.4	0.9	1.3	0.5	4.1
Covered bonds	2.5	—	1.0	—	3.5
Private placements[1]	3.8	1.2	1.1	2.1	8.2
Total issuance	8.7	3.7	4.6	3.1	20.1

[1]	Private placements include structured bonds and term repurchase agreements (repos).

The Group has now fully repaid all debt issued under the UK Government’s legacy Credit Guarantee Scheme. In August the Group announced its support for the Government’s Funding for Lending Scheme (FLS) and confirmed its intention to participate in the scheme. The FLS represents a further source of cost effective secured term funding available to the Group. The initiative supports the Group’s customers and provides businesses with cheaper finance to invest and grow. The Group was the first UK bank to draw on the scheme in September 2012, drawing down £3 billion in total in 2012.

Excluding reverse repos and repos, loans and advances reduced by £36.7 billion; customer deposits increased by £16.6 billion, representing growth of 4 per cent in 2012. Over the year the Group has seen above market growth in customer deposits (2012: £422.5 billion, 2011: £405.9 billion) and a continued reduction in assets outside of its risk appetite (2012: £98.4 billion, 2011: £140.7 billion).

On the same basis, the Group loan to deposit ratio has improved to 121 per cent compared with 135 per cent at 31 December 2011, driven by strong deposit growth and asset reduction.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.39: Group funding position (audited)

	2012 £bn	2011 £bn	Change %
At 31 December
Funding requirement
Loans and advances to customers[1]	512.1	548.8	(7)
Loans and advances to banks[2]	9.1	10.3	(12)
Debt securities	5.3	12.5	(58)
Available-for-sale financial assets – secondary[3]	5.3	12.0	(56)
Cash balances[4]	3.5	4.1	(15)
Funded assets	535.3	587.7	(9)
Other assets[5]	295.9	286.1	3
	831.2	873.8	(5)
On balance sheet primary liquidity assets:[6]
Reverse repurchase agreements	5.8	17.3	(66)
Balances at central banks – primary[4]	76.8	56.6	36
Available-for-sale financial assets – primary	26.1	25.4	(3)
Held to maturity	—	8.1
Trading and fair value through profit or loss	(9.4)	(3.5)
Repurchase agreements	(5.9)	(7.2)	18
	93.4	96.7	(3)
Total Group assets	924.6	970.5	(5)
Less: other liabilities[5]	(266.0)	(251.6)	(6)
Funding requirement	658.6	718.9	(8)
Funded by
Customer deposits[7]	422.5	405.9	4
Wholesale funding	169.6	251.2	(32)
	592.1	657.1	(10)
Repurchase agreements	21.8	15.2	43
Total equity	44.7	46.6	(4)
Total funding	658.6	718.9	(8)

[1]	Excludes £5.1 billion (2011: £16.8 billion) of reverse repurchase agreements.

[2]	Excludes £19.6 billion (2011: £21.8 billion) of loans and advances to banks within the Insurance business and £0.7 billion (2011: £0.5 billion) of reverse repurchase agreements.

[3]	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).

[4]	Cash balances and balances at central banks – primary are combined in the Group’s balance sheet.

[5]	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.

[6]	Primary liquidity assets are FSA eligible liquid assets including UK Gilts, US Treasuries, Euro AAA government debt and unencumbered cash balances held at central banks.

[7]	Excluding repurchase agreements of £4.4 billion (2011: £8.0 billion).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.40: Reconciliation of Group funding figure to the balance sheet (audited)

	Included in funding analysis (table 1.35) £bn	Repos £bn	Fair value and other accounting methods £bn	Balance Sheet £bn
At 31 December 2012
Deposits from banks	15.1	23.3	—	38.4
Debt securities in issue	120.4	—	(3.0)	117.4
Subordinated liabilities	34.1	—	—	34.1
Total wholesale funding	169.6	23.3
Customer deposits	422.5	4.4	—	426.9
Total	592.1	27.7
At 31 December 2011
Deposits from banks	25.4	14.4	—	39.8
Debt securities in issue	189.9	—	(4.8)	185.1
Subordinated liabilities	35.9	—	(0.8)	35.1
Total wholesale funding	251.2	14.4
Customer deposits	405.9	8.0	—	413.9
Total	657.1	22.4

LIQUIDITY PORTFOLIO

At 31 December 2012, the Group had £87.6 billion (2011: £94.8 billion) of highly liquid unencumbered assets in its primary liquidity portfolio which are available to meet cash and collateral outflows, as illustrated in the table below. In addition the Group had £117.1 billion (2011: £107.4 billion) of secondary liquidity covering a range of ratings but all investment grade and central bank eligible. This liquidity is managed as a single pool in the centre under the control of the function charged with managing the liquidity of the Group. It is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

Table 1.41: Liquidity portfolio (unaudited)

Primary liquidity	2012 £bn	2011 £bn	Average 2012 £bn	Average 2011 £bn
Central bank cash deposits	76.8	56.6	78.3	51.4
Government bonds	10.8	38.2	21.1	48.4
Total	87.6	94.8	99.4	99.8

Secondary liquidity	2012 £bn	2011 £bn	Average 2012 £bn	Average 2011 £bn
High-quality ABS/covered bonds[1]	2.8	1.4	2.1	8.0
Credit institution bonds[1]	3.4	2.1	2.8	3.7
Corporate bonds[1]	0.1	0.3	0.1	0.6
Own securities (retained issuance)	44.9	81.6	50.2	76.8
Other securities	5.0	8.6	8.3	9.2
Other[2]	60.9	13.4	49.8	6.4
Total	117.1	107.4	113.3	104.7
Total liquidity	204.7	202.2

[1]	Assets rated A- or above.

[2]	Includes other central bank eligible assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.42: Liquidity portfolio: currency (unaudited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2012
Primary Liquidity	42.2	7.2	36.5	1.7	87.6
Secondary Liquidity	109.2	1.6	4.7	1.6	117.1
Total	151.4	8.8	41.2	3.3	204.7
At 31 December 2011
Primary Liquidity	65.6	13.8	14.8	0.6	94.8
Secondary Liquidity	93.9	5.0	6.9	1.6	107.4
Total	159.5	18.8	21.7	2.2	202.2

Following the introduction of the FSA’s individual liquidity guidance under Individual Liquidity Adequacy Standards (ILAS), the Group now manages its liquidity position as a coverage ratio (proportion of stressed outflows covered by primary liquid assets) rather than by reference to a quantum of liquid assets; the liquidity position reflects a buffer over the regulatory minimum.

Primary liquid assets of £87.6 billion represent approximately 260 per cent (133 per cent at 31 December 2011) of the Group’s money market funding positions and are approximately 173 per cent (84 per cent at 31 December 2011) of all wholesale funding with a maturity of less than one year, and thus provides substantial buffer in the event of continued market dislocation.

In addition to primary liquidity holdings the Group has significant secondary liquidity holdings providing access to open market operations at a number of central banks which the Group routinely makes use of as part of its normal liquidity management practices. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

During 2012, the GALCO mandated Group Corporate Treasury to establish a new core liquidity and collateral asset portfolio. The portfolio is subject to defined risk appetite with tight controls over eligible assets, which must also be diversified across geography, currency, markets and tenor.

STRESS TESTING RESULTS

Internal stress testing results at 31 December 2012 show that the Group has liquidity resources representing 128 per cent of modelled outflows from all wholesale funding sources, retail and corporate deposits, intra-day requirements and rating dependent contracts under the Group’s most severe liquidity stress scenario (the three month combined (market wide and Group specific) scenario).

The Group’s stress testing assumes that further credit rating downgrades may reduce investor appetite for some of the Group’s liability classes and therefore funding capacity. In June 2012 the Group experienced a one notch downgrade in its long-term rating from Moody’s, following the agency’s review of 114 European banks. The impact that the Group experienced following the downgrade was not material and was consistent with the modelled outcomes based on the stress testing framework. A hypothetical two notch downgrade of the Group’s current long-term debt rating and accompanying short-term downgrade, implemented instantaneously by all major rating agencies could result in an outflow of £11.5 billion of cash over a period of up to one year, £3.5 billion of collateral posting related to customer financial contracts and £18.0 billion of collateral posting associated with secured funding. The Group’s internal liquidity risk appetite includes such a stress scenario. The stress scenario modelling demonstrates the Group has available liquidity resources to manage such an event.

ENCUMBERED ASSETS

During 2012 the Group was a consistent issuer in a number of secured funding markets, in particular residential mortgage-backed securities and covered bonds. The table below summarises the assets encumbered through the Group’s external issuance transactions.

Table 1.43: Secured external issuance transactions (audited)

	Notes issued £bn	Assets encumbered £bn	[3]
At 31 December 2012
Securitisations[1]	28.1	40.0
Covered bonds[2]	40.7	56.7
Total	68.8	96.7
At 31 December 2011
Securitisations[1]	37.4	50.0
Covered bonds[2]	38.2	52.0
Total	75.6	102.0

[1]

In addition the Group retained internally £58.7 billion (2011: £86.6 billion) of notes secured with £78.2 billion (2011: £114.6 billion) of assets. For details on the Group’s securitisation programme refer to note 21 to the financial statements.

[2]

In addition the Group retained internally £26.3 billion (2011: £31.9 billion) of notes secured with £37.6 billion (2011: £42.4 billion) of assets. For details on the Group’s covered bond programme refer to note 21 to the financial statements.

[3]	Pro-rated by programme asset type.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Board monitors and manages total balance sheet encumbrance via a risk appetite metric. The Group’s level of encumbrance arising from external issuance of securitisation and covered bonds has remained broadly constant, reflecting the maturity and stability of the Group’s utilisation of this form of term funding, and the established cycle of redemptions and new issuance. Total notes issued externally from secured programmes (asset-backed securities and covered bonds) have fallen from £75.6 billion at 31 December 2011 to £68.8 billion, reflecting a reduction in the number of outstanding programmes as well as lower issued balances. A total of £85.1 billion (2011: £118.5 billion) of notes issued under securitisation and covered bond programmes have also been retained internally, most of which are held to provide a pool of collateral eligible for use with central bank liquidity facilities. This reduction in retained notes partially reflects the Group’s increased use of whole loans as eligible collateral at central banks.

The Group uses secured transactions to manage short-term cash and collateral needs. At 31 December 2012, the fair value of collateral pledged as security in repo transactions was £48.1 billion (2011: £39.7 billion). Internally held notes encumbered through repo activity or assets pledged are included in these disclosure amounts. Note 55 to the financial statements sets out further information on assets pledged as security. Within asset-backed commercial paper (ABCP) conduits, assets pledged as security for ABCP investors totalled £6.4 billion (2011: £8.8 billion). Note 22 to the financial statements sets out the assets held within the ABCP conduits.

GROUP BORROWING COSTS

The Group’s borrowing costs and issuance in the capital markets are dependent on a number of factors, and increased cost or reduction of capacity could materially adversely affect the Group’s results of operations, financial condition and prospects. In particular, reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience could significantly increase its borrowing costs and limit its issuance capacity in the capital markets. As an indicator over the last 12 months the spread between an index of A rated long term senior unsecured bank debt and an index of similar BBB rated bank debt, both of which are publicly available, averaged 134 basis points. The applicability to and implications for the Group’s funding cost would depend on the type of issuance, and prevailing market conditions. The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

The rating changes that the Group has experienced since the fourth quarter of 2011 did not significantly change its borrowing costs, reduce its issuance capacity or require significant collateral posting. In November 2012 Standard & Poor’s revised its outlook on the Group’s long-term rating to negative from stable. However, even if a two notch long-term downgrade and a simultaneous short-term downgrade occurred, the Group would remain investment grade.

HYBRID CAPITAL SECURITIES COUPON PAYMENTS

The discretionary payments on Tier 1 hybrid capital securities which are expected to be paid in 2013, subject to their terms and conditions, are estimated to amount to approximately £350 million. In the context of on-going macro prudential policy discussions, the Board of Lloyds Banking Group has decided to issue new Lloyds Banking Group ordinary shares to raise this amount. The Group has entered into an agreement with a third-party financial institution in connection with the issue of these new ordinary shares. Such ordinary shares are expected to be issued, subject to market conditions, by the end of April 2013 at a price determined by reference to the volume weighted-average price of the Group’s ordinary shares in a period prior to their date of issue.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONTRACTUAL CASH OBLIGATIONS

The following table sets out the amounts and maturities of Lloyds Banking Group’s contractual cash obligations at 31 December 2012.

(unaudited)	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m

Enhanced capital notes	—	—	—	8,947	8,947
Long-term debt – dated	899	2,329	1,301	12,910	17,439
Medium-term notes	6,693	10,918	8,971	8,644	35,226
Commercial paper	8,013	—	—	—	8,013
Covered bonds	6,484	12,642	7,543	14,023	40,692
Securitisation notes	4,702	7,338	2,211	13,808	28,059
Finance leases	1	2	2	50	55
Operating leases	310	547	440	1,332	2,629
Capital commitments	302	—	—	—	302
Other purchase obligations	1,142	1,643	851	21	3,657

	28,546	35,419	21,319	59,735	145,019

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. The Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of at least £1,025 million to these schemes in 2013.

At 31 December 2012, Lloyds Banking Group also had £7,675 million of preference shares, preferred securities and undated subordinated liabilities outstanding.

At 31 December 2012, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary company, Lloyds TSB Bank, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds TSB Bank and HBOS to pay dividends going forward, or for Lloyds TSB Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments at 31 December 2012 is included in note 55 to the financial statements. These commitments are not included in Lloyds Banking Group’s consolidated balance sheet.

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

Lloyds Banking Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The contractual nominal amounts of these guarantees totalled £9,520 million at 31 December 2012 (with £4,865 million expiring within one year; £1,302 million between one and three years; £1,729 million between three and five years; and £1,624 million over five years).

Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2012, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation vehicles, Argento, Cancara and Grampian. These are funded in the global asset-backed commercial paper market. The assets and obligations of these conduits are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

Details of securitisations and other special purpose entity arrangements entered into by the Group are provided in notes 21 and 22 to the financial statements. The successful development of Lloyds Banking Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying Lloyds Banking Group’s funding base.

As indicated on page F-48, the Group’s securitisations include a number of synthetic securitisation arrangements. Synthetic securitisations use credit default swaps to transfer the credit risk of the underlying assets to a third party without transferring the funding requirement. As the prices of the underlying assets fall, this creates a credit risk on the third party which typically is not collateralised. The total notional amount of credit default swaps used for synthetic securitisation transactions at 31 December 2012 was £2,829 million.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE RISK

DEFINITION

Insurance risk is defined as the risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value.

RISK APPETITE

Insurance risk appetite is defined with regard to the quantum and composition of insurance risk that exists currently in the Group and the Group’s risk preferences. It takes account of the need for each entity in the Group to maintain solvency in excess of the minimum level required by the entity’s jurisdictional legal or regulatory requirements. The Group’s appetite for Insurance solvency and earnings is reviewed and approved annually by the Board.

EXPOSURES

The major sources of insurance risk within the Group are the Insurance business and the Group’s defined benefit pension schemes. The nature of the insurance business involves the accepting of insurance risks which relate primarily to mortality, longevity, morbidity, persistency, expenses, property and unemployment. The prime insurance risk of the Group’s defined benefit pension schemes is related to longevity.

MEASUREMENT

Insurance risks are measured using a variety of techniques including stress and scenario testing, and where appropriate, stochastic modelling. Current and potential future insurance risk exposures are assessed and aggregated using risk measures based on 1-in-200 year stresses (Group defined benefit pension schemes utilise 1-in-20 year stresses) and other supporting measures where appropriate, including those set out in notes 37 and 38 to the financial statements.

MITIGATION

A key element of the control framework is the consideration of insurance risk by an appropriate combination of high level committees and Boards. For the Insurance business the ultimate control body is the Board of Scottish Widows Group Limited with significant risks also reviewed by the Group Executive and Group Risk Committees and/or Board. All Group defined benefit pension schemes issues are covered by the Group Asset and Liability Committee and the Group Risk Committee.

Insurance risk is mitigated through pooling and through diversification across large numbers of individuals, geographical areas, and different types of risk exposure. A number of processes are used to control insurance risk including: Underwriting (the process to ensure that new insurance proposals are properly assessed); Pricing-to-risk (new insurance proposals are priced to cover the underlying risks inherent within the products); Claims management; Product design and management; Policy wording; Reinsurance and Cost controls and efficiencies.

In addition, exposure limits by risk type are assessed through the business planning process and used as a control mechanism to ensure risks are taken within risk appetite. At all times, close attention is paid to the adequacy of reserves, solvency management and regulatory requirements.

The most significant insurance risks within the Insurance business are longevity risk, persistency risk and expenses. The merits of longevity risk transfer and hedging solutions are regularly reviewed. It is not possible to hedge persistency risk.

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

In respect of insurance risks in the defined benefit pension schemes, the Group ensures that effective communication mechanisms are in place for consultation with the trustees to assist with the management of risk in line with the Group’s risk appetite.

MONITORING

Ongoing monitoring is in place to track the progression of insurance risks. This involves monitoring relevant experiences against expectations (for example claims experience, persistency experience, expenses and non-disclosure at the point of sale) as well as tracking the progression of insurance risk capital against limits. As part of this, the effectiveness of controls put in place to manage insurance risk are evaluated and any significant divergences from experience or movements in risk exposures are investigated and remedial action taken.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

REGULATORY RISK

DEFINITION

Regulatory risk is defined as the risk that the Group is exposed to fines, censure, or legal or enforcement action due to failing to comply with applicable laws, regulations, codes of conduct or legal obligations.

RISK APPETITE

The Group has zero risk appetite for material regulatory breaches. This appetite is reviewed and approved annually by the Board. To achieve this, the Group has policies, processes and standards which provide the framework for businesses and colleagues to operate in accordance with the laws, regulations and voluntary codes which apply to the Group and its activities.

EXPOSURES

Regulatory exposure is driven by the significant volume of current legislation and regulation within the UK and overseas with which the Group has to comply, along with new or proposed legislation and regulation which needs to be interpreted, implemented and embedded into day-to-day operational and business practices across the Group. This is particularly the case currently: the industry is witnessing increased levels of government and regulatory intervention in the banking sector.

There are a number of regulatory issues and challenges across the broader regulatory environment such as changes in the investment advice regulations when the Financial Service Authority’s Retail Distribution Review (RDR) came into force on 1 January 2013; ongoing focus on changes in the anti-bribery and sanctions controls; and being dual regulated by two new regulators (the Prudential Regulation Authority (PRA) and Financial Conduct Authority (FCA)). This is expected to happen from April 2013. At a European and US level, significant regulatory initiatives and new directives or changes to existing directives will impact the Group in the next 12 to 24 months. This includes the enactment and implementation of the Dodd-Frank Act, a revised Markets in Financial Instruments Directive and development of the Single Supervisory Mechanism.

MEASUREMENT

Regulatory risks are measured against a set of risk appetite metrics, with appropriate limits and triggers, which have been approved by the Board and which are regularly reviewed and monitored at the Group Conduct and Compliance Committee. Metrics include assessments of control and material regulatory rule breaches.

MITIGATION

Mitigation is undertaken across the Group and comprises the following key components:

–	Risks are assessed by the business and controls put in place to mitigate them.

–	Oversight and assurance of the regulatory risks within the business.

–	Theme reviews to assess compliance with rules, regulations and policies.

–	Senior business leaders monitor the progress of these assessments and mitigations.

–	Material risks and issues are escalated to Group-level bodies which challenge the business on its management of risks and issues.

–	Mandated policies and processes require minimum control frameworks, management information and standards to be implemented.

–

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

MONITORING

Business unit risk exposure is reported to Risk Division where it is aggregated at Group level and a report prepared. The report forms the basis of challenge to the business at the monthly Group Compliance and Conduct Risk Committee. This committee may escalate matters to the Chief Risk Officer, or higher committees. The report also forms the basis of the regulatory sections in the Group’s consolidated risk reporting.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAPITAL RISK

DEFINITION

Capital risk is defined as the risk that the Group has a sub-optimal amount or quality of capital or that capital is inefficiently deployed across the Group.

RISK APPETITE

Capital risk appetite is set by the Board, reflecting the Group’s strategic plans, regulatory capital constraints and market expectations, and includes a number of minimum capital ratios and target buffers. The Board and the Group Chief Executive, assisted by the Group Asset and Liability Committee, regularly review performance against the risk appetite. A key metric is the Group’s core tier 1 capital ratio which the Group currently aims to maintain prudently in excess of 10 per cent.

EXPOSURE

A capital exposure arises where the Group has insufficient capital resources to support its strategic objectives and plans, and to meet external stakeholder requirements and expectations. The Group’s capital management approach is focused on maintaining sufficient capital resources to prevent such exposures while optimising value for shareholders.

MEASUREMENT

The Group measures the amount of capital it holds using the FSA’s definitions. Until the Basel III reforms for an enhanced global capital accord are introduced in the EU through the implementation of the new Capital Requirements Directive and Regulation (CRD IV), the regulatory minimum and buffer amounts of capital continue to be based upon the Basel II framework.

The regulatory minimum amounts of capital, under Pillar I of the Basel framework, are determined as percentages of the aggregate risk-weighted assets calculated for credit risk, operational risk and market risk (Trading Book), which are predominately calculated using internal models that are prudently calibrated based on internal loss experience. The models are subject to a number of internal controls and external scrutiny from the FSA.

The minimum requirement for total capital is supplemented, under Pillar II of the framework, through the issuance of bank specific Individual Capital Guidance (ICG) which adjusts the Pillar I minimum for those risks not covered or not fully covered under Pillar I. A key input into the FSA’s ICG setting process is a bank’s own assessment of the amount of capital it needs, a process known as the ICAAP. The Group has been set an ICG by the FSA and maintains capital at a level which exceeds this requirement.

As part of the capital planning process, capital positions are subjected to an extensive stress analysis to determine the adequacy of the Group’s capital resources against the minimum requirements including ICG over the forecast period. The outputs from some of these stress analyses are used by the FSA to set a Capital Planning Buffer (CPB) for the Group. This comprises minimum levels of capital buffers over and above the minimum regulatory requirements for core tier 1 and total capital that should be maintained in non-stressed conditions as mitigation against potential future periods of stress.

The FSA requires ICG and CPB to remain confidential matters between a bank and the FSA.

MITIGATION

The Group has developed procedures to ensure that it complies with current requirements, is positioned to meet anticipated future requirements and that policies and risk appetite are aligned to them.

The Group is able to accumulate additional capital through profit retention, by raising equity via, for example, a rights issue or debt exchange and by raising tier 1 and tier 2 capital by issuing subordinated liabilities, taking account of the potential capital eligibility requirements under CRD IV. The cost and availability of additional capital is dependent upon market conditions and perceptions at the time.

The Group has in issue, as part of tier 2 capital resources, Enhanced Capital Notes which will convert to core tier 1 capital in the event that the Group’s published core tier 1 ratio (as defined by the FSA in May 2009) falls below 5 per cent.

Additional measures to manage the Group’s capital position include seeking to strike an appropriate balance of capital held within its insurance and banking subsidiaries and through improving the quality of its capital through liability management exercises.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MONITORING

Capital is actively managed and regulatory ratios are a key factor in the Group’s budgeting and planning processes.

Capital policies and procedures are subject to independent oversight. Regular reporting of actual and projected ratios, including those that could occur under CRD IV and in stressed scenarios, is submitted to the Senior Asset and Liability Committee (a sub-committee of the Group Asset and Liability Committee), the Group Asset and Liability Committee, the Group Risk Committee and the Board.

The regulatory framework within which the Group operates continues to be enhanced as part of the global banking reforms. The Group monitors these developments very closely, participates actively in the regulatory consultation processes and analyses the potential financial impacts, ensuring that the Group continues to have a strong loss absorption capacity exceeding regulatory requirements.

Over the course of 2012 some of the key developments were:

–

In October, the UK Government published the draft Financial Services (Banking Reform) Bill which will give effect to the recommendations of the Independent Commission on Banking covering banking structural reforms (‘ring-fencing’ of retail banking activities), bail-in of senior debt and depositor preference. In December, the Parliamentary Commission on Banking Standards published its first report commenting upon the draft Bill.

–

In November the Financial Stability Board published an updated list of Global Systemically Important Banks which no longer included the Group. The Group remains, however, a Domestic Systemically Important Bank (D-SIB) within the UK.

–

The implementation of CRD IV has been delayed beyond the original proposed date of 1 January 2013 to an as yet unknown implementation date while certain parts of the draft directive and regulation continue to be refined.

Generally, the reforms are developed and phased in over long periods which allows time for the Group to further strengthen its capital position as necessary through business performance and mitigating actions.

CAPITAL MANAGEMENT IN 2012

The Group actively manages its capital position, closely monitoring the changing market and regulatory environments. The Group further strengthened its capital ratios in 2012. This was principally driven by management profit and a reduction in risk-weighted assets, reflecting asset reductions and the substantial decrease in risk, partly offset by statutory items and tax costs. There is continued progress in simultaneously reducing risk and creating capital through the disposal of assets outside of the Group’s risk appetite and the remaining business continues to be strongly capital generative.

CAPITAL POSITION AT 31 DECEMBER 2012

The Group’s capital position, at 31 December 2012 and applying the existing regulatory framework, is set out in the following section.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.44: Capital resources (audited)

	2012 £m	2011 £m
Core tier 1
Shareholders’ equity per balance sheet	43,999	45,920
Non-controlling interests per balance sheet	685	674
Regulatory adjustments:
Regulatory adjustments to non-controlling interests	(628)	(577)
Adjustment for own credit	217	(136)
Defined benefit pension adjustment	(1,438)	(1,004)
Unrealised reserve on available-for-sale debt securities	(343)	(940)
Unrealised reserve on available-for-sale equity investments	(56)	(386)
Cash flow hedging reserve	(350)	(325)
Other items	33	(36)
	42,119	43,190
Less: deductions from core tier 1
Goodwill	(2,016)	(2,016)
Intangible assets	(2,091)	(2,310)
50% excess of expected losses over impairment provisions (unaudited)	(636)	(720)
50% of securitisation positions	(183)	(153)
Core tier 1 capital	37,193	37,991
Non-controlling preference shares[1]	1,568	1,613
Preferred securities[1]	4,039	4,487
Less: deductions from tier 1
50% of material holdings	(46)	(94)
Total tier 1 capital	42,754	43,997
Tier 2
Undated subordinated debt	1,828	1,859
Dated subordinated debt	19,886	21,229
Unrealised gains on available-for-sale equity investments	56	386
Eligible provisions	977	1,259
Less: deductions from tier 2
50% excess of expected losses over impairment provisions (unaudited)	(636)	(720)
50% of securitisation positions	(183)	(153)
50% of material holdings	(46)	(94)
Total tier 2 capital	21,882	23,766
Supervisory deductions
Unconsolidated investments – life	(10,104)	(10,107)
Unconsolidated investments – general insurance and other	(929)	(2,660)
Total supervisory deductions	(11,033)	(12,767)
Total capital resources	53,603	54,996

[1] Covered by grandfathering provisions issued by FSA.

Table 1.45: Risk-weighted assets and capital ratios (unaudited)
	2012 £m	2011 £m
Risk-weighted assets	310,299	352,341
Ratios
Core tier 1 capital ratio	12.0%	10.8%
Tier 1 capital ratio	13.8%	12.5%
Total capital ratio	17.3%	15.6%

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Core tier 1 capital

Core tier 1 capital has reduced by £798 million during 2012 primarily due to the attributable loss for the period and the deduction of the increase to the pension scheme asset balances, which have been partially offset by a decrease in the deductions of intangibles, the adjustment for own credit, the excess of expected losses over impairment provisions and share issuance.

The movements in core tier 1, tier 1, tier 2 and total capital in the period are shown below:

Table 1.46: Movements in capital (unaudited)

	Core tier 1 £m	Other tier 1 £m	Tier 2 £m	Total £m
At 31 December 2011	37,991	6,006	23,766	54,996
Loss attributable to ordinary shareholders	(1,427)	—	—	(1,427)
Regulatory post-retirement benefit adjustments	(434)	—	—	(434)
Adjustment for own credit	353	—	—	353
Goodwill and intangible assets deductions	219	—	—	219
Excess of expected losses over impairment	84	—	84	168
Material holdings deduction	—	48	48	96
Eligible provisions	—	—	(282)	(282)
Subordinated debt movements
Foreign exchange	—	(194)	(1,186)	(1,380)
New issuances	—	—	128	128
Repurchases, redemptions and other	—	(299)	(316)	(615)
Supervisory deductions from total capital	—	—	—	1,734
Other movements	407	—	(360)	47
At 31 December 2012	37,193	5,561	21,882	53,603

Tier 1 capital

Tier 1 capital has decreased in the period by £445 million mainly as a result of a debt exchange undertaken in February 2012 and foreign exchange movements.

Tier 2 capital

Tier 2 capital has decreased in the period by £1,884 million largely arising from a decrease in dated subordinated debt, principally due to amortisation foreign exchange movements and fair value movements in Enhanced Capital Notes. Unrealised gains on available-for-sale equity investments have also decreased in the year.

Supervisory deductions

Supervisory deductions principally consist of investments in subsidiary undertakings that are not within the banking group for regulatory purposes. These investments are primarily the Scottish Widows and Clerical Medical life and pensions businesses together with the Group’s general insurance business and the investment in St. James’s Place.

At 31 December 2011 deductions for other unconsolidated investments also included private equity investments in non-financial entities. At 31 December 2012, revised regulatory rules have been applied to these investments which are now risk-weighted rather than being deducted from total capital.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.47: Risk-weighted assets (unaudited)

	2012 £m	2011 £m
Divisional analysis of risk-weighted assets
Retail	95,470	103,237
Commercial Banking	165,209	192,885
Wealth, Asset Finance and International	36,167	43,593
Group Operations and Central items	13,453	12,626
	310,299	352,341
Risk type analysis of risk-weighted assets
Foundation IRB	80,612	90,450
Retail IRB	91,445	98,823
Other IRB	12,396	9,433
IRB Approach	184,453	198,706
Standardised Approach	73,665	103,525
Credit risk	258,118	302,231
Operational risk	27,939	30,589
Market and counterparty risk	24,242	19,521
Total risk-weighted assets	310,299	352,341

Risk-weighted assets reduced by £42,042 million to £310,299 million, a decrease of 12 per cent. This reflects a combination of balance sheet reductions of assets outside of the Group’s risk appetite, lower lending balances and strong management of risk.

Retail risk-weighted assets reduced by £7,767 million mainly due to lower lending volumes.

The reduction of Commercial Banking risk-weighted assets of £27,676 million primarily reflects further balance sheet reductions.

Risk-weighted assets within Wealth, Asset Finance and International have reduced by £7,426 million as a result of the run down of certain asset portfolios and foreign exchange movements.

Operational risk-weighted assets are determined under the standardised approach, which uses income as the basis of calculation. The decrease in the risk-weighted assets is a result of a reduction in three year rolling-average income.

During 2012 equity portfolios and investments previously measured on the standardised approach were transferred to the internal ratings based approach (Other IRB). The Group anticipates moving further portfolios that are currently measured on the standardised approach over to an IRB methodology during 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LIFE INSURANCE BUSINESSES

The business transacted by the life insurance companies within the Group comprises unit-linked business, non-profit business and with-profits business. Several companies transact either unit-linked and/or non-profit business, but Scottish Widows plc (Scottish Widows) and Clerical Medical Investment Group Limited (Clerical Medical) hold the only large With-Profit Funds managed by the Group.

BASIS OF DETERMINING REGULATORY CAPITAL OF THE LIFE INSURANCE BUSINESSES

Available capital resources

Available capital resources represent the excess of assets over liabilities calculated in accordance with detailed regulatory rules issued by the FSA.

Statutory basis: Assets are generally valued on a basis consistent with that used for accounting purposes (with the exception that, in certain cases, the value attributed to assets is limited) and which follows a market value approach where possible. If the market is not active, the Group establishes a fair value by using valuation techniques. Liabilities are calculated using a projection of future cash flows after making prudent assumptions about matters such as investment return, expenses and mortality. Discount rates used to value the liabilities are set with reference to the risk adjusted yields on the underlying assets in accordance with the FSA rules. Other assumptions are based on recent actual experience, supplemented by industry information where appropriate. The assessment of liabilities does not include future bonuses for with-profits policies that are at the discretion of management, but does include a value for policyholder options likely to be exercised.

Regulatory capital requirements

Each life insurance company must retain sufficient capital to meet the regulatory capital requirements mandated by the FSA; the basis of calculating the regulatory capital requirement is given below. Except for Scottish Widows and Clerical Medical, the regulatory capital requirement is a combination of amounts held in respect of actuarial reserves, sums at risk and maintenance expenses (the Long-Term Insurance Capital Requirement) and amounts required to cover various stress tests (the Resilience Capital Requirement). The regulatory capital requirement is deducted from the available capital resources to give statutory excess capital.

For Scottish Widows and Clerical Medical, no Resilience Capital Requirement is required. However, a further test is required in respect of the With-Profit Funds. This involves comparing the statutory basis of assessment with a realistic basis of assessment as described below.

Realistic basis: The FSA requires each life insurance company which contains a With-Profit Fund in excess of £500 million to also carry out a realistic valuation of that fund. The Group has two such funds; one within Scottish Widows and one within Clerical Medical. The word realistic in this context reflects the fact that assumptions are best-estimate as opposed to prudent. This realistic valuation is an assessment of the financial position of a With-Profit Fund calculated under a methodology prescribed by the FSA.

The valuation of with-profits assets in a With-Profit Fund on a realistic basis differs from the valuation on a statutory basis as, in respect of non-profit business written therein, it includes the present value of the anticipated future release of the prudent margins for adverse deviation. In addition, the realistic valuation uses the market value of assets without the limit affecting the statutory basis noted above.

The realistic valuation of liabilities includes an allowance for future bonuses. Options and guarantees are valued using a stochastic simulation model which values these liabilities on a basis consistent with tradable market option contracts (a market-consistent basis). The model takes account of policyholder behaviour on a best-estimate basis and includes an adjustment to reflect future uncertainties where the exercise of options by policyholders might increase liabilities. Further details regarding the stochastic simulation model are given in the section entitled Options and guarantees on page 140.

The realistic excess capital is calculated as the difference between realistic assets and realistic liabilities of the With-Profit Fund with a further deduction to cover various stress tests (the Risk Capital Margin). In circumstances where the realistic excess capital position is less than the statutory excess capital, the company is required to hold additional capital to cover the shortfall. Any additional capital requirement under this test is referred to as the With-Profits Insurance Capital Component.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.48: Capital resources (unaudited)

	Scottish Widows With-Profit Fund £m	Clerical Medical With-Profit Fund £m	UK Non-Profit Fund £m	UK Life Shareholder Fund £m	Overseas Life Business £m	Total Life Business £m
At 31 December 2012 (statutory basis)
Shareholders’ funds:
Held outside the long-term funds	—	—	6	1,791	562	2,359
Held within the long-term funds	—	—	6,259	—	225	6,484
Total shareholders’ funds	—	—	6,265	1,791	787	8,843
Adjustments onto a regulatory basis:
Unallocated surplus within insurance business	205	62	—	—	—	267
Value of in-force business	—	—	(5,056)	—	(718)	(5,774)
Other differences between IFRS and
regulatory valuation of assets and liabilities	—	—	101	(175)	152	78
Estimated share of realistic liabilities
consistent with the FSA reporting treatment	(305)	(62)	—	—	—	(367)
Qualifying loan capital	—	—	—	2,238	—	2,238
Support arrangement assets	190	—	(190)	—	—	—
Available capital resources	90	—	1,120	3,854	221	5,285
At 31 December 2011 (statutory basis)
Shareholders’ funds:
Held outside the long-term funds	—	—	—	1,843	632	2,475
Held within the long-term funds	—	—	6,592	—	312	6,904
Total shareholders’ funds	—	—	6,592	1,843	944	9,379
Adjustments onto a regulatory basis:
Unallocated surplus within insurance business	242	58	—	—	—	300
Value of in-force business	—	—	(5,491)	—	(818)	(6,309)
Other differences between IFRS and
regulatory valuation of assets and liabilities	—	—	107	(163)	124	68
Estimated share of realistic liabilities
consistent with the FSA reporting treatment	(341)	(58)	—	—	—	(399)
Qualifying loan capital	—	—	—	1,997	—	1,997
Support arrangement assets	184	—	(184)	—	—	—
Available capital resources	85	—	1,024	3,677	250	5,036

Available capital resources for With-Profit Funds are presented in the table on a realistic basis as this is more onerous than on a regulatory basis.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Constraints over available capital resources

Scottish Widows

Scottish Widows was created following the demutualisation of Scottish Widows Fund and Life Assurance Society in 2000. The terms of the demutualisation are governed by a Court-approved Scheme of Transfer (the ‘Scheme’) which, inter alia, created a With-Profits Fund and a Non-Participating Fund and established protected capital support for the with-profits policyholders in existence at the date of demutualisation. Much of that capital support is held in the Non-Participating Fund and, as such, the capital held in that fund is subject to the constraints noted below. The requirements of the Scheme sit alongside Scottish Widows’ published Principles and Practices of Financial Management of With-Profit business.

Requirement to maintain a Support Account: The Scheme requires the maintenance of a Support Account within the Non-Participating Fund. The quantum of the Support Account is calculated with reference to the value of assets backing current with-profits policies which also existed at the date of demutualisation. Under the Scheme assets can only be transferred from the Non-Participating Fund if the value of the remaining assets in the fund exceeds the value of the Support Account. Scottish Widows has obtained from the FSA permission to include the value of the Support Account or, if greater, the excess of realistic liabilities for business written before demutualisation over the relevant assets (subject to the Non-Participating Fund being able to cover this amount by its surplus admissible assets) in assessing the realistic value of assets available to the With-Profit Fund. At 31 December 2012 the estimated value of surplus admissible assets in the Non-Participating Fund was £1,430 million (2011: £1,198 million) and the estimated value of the Support Account was £nil (2011: £nil). However, at 31 December 2012, the excess of realistic liabilities of with-profits business written before demutualisation over the relevant assets was £62 million (2011: £67 million) which, in accordance with the FSA’s permission, has been used to assess the estimated value of realistic assets available to the With-Profit Fund (and has therefore reduced the value of the Non-Participating Fund’s surplus admissible assets by that amount).

Further Support Account: The Further Support Account is an extra tier of capital support for the with-profits policies in existence at the date of demutualisation. The Scheme requires that assets can only be transferred from the Non-Participating Fund if the economic value of the remaining assets in the fund exceeds the aggregate of the Support Account and Further Support Account. Unlike the Support Account test, the economic value used for this test includes both admissible assets and the present value of future profits of business written in the Non-Participating Fund or by any subsidiaries of that fund. The balance of the Further Support Account is expected to reduce to nil by the year 2030. At 31 December 2012, the estimated net economic value of the Non-Participating Fund and its subsidiaries for the purposes of this test was £5,647 million (2011: £5,494 million) and the estimated combined value of the Support Account and Further Support Account was £2,171 million (2011: £2,291 million).

Other restrictions in the Non-Participating Fund: In addition to the policies which existed at the date of demutualisation, the With-Profit Fund includes policies which have been written since that date. As a result of statements made to policyholders that investment policy will usually be the same for both types of business, there is an implicit requirement to hold additional regulatory assets in respect of the business written after demutualisation. The estimated amount required to provide such support at 31 December 2012 is £128 million (2011: £117 million). Scottish Widows has obtained from the FSA permission to include the value of this support in assessing the realistic value of assets available to the With-Profit Fund. There is a further test requiring that no amounts can be transferred from the Non-Participating Fund of Scottish Widows unless there are sufficient assets within the Long-Term Fund to meet both policyholders’ reasonable expectations in light of liabilities in force at a year-end and the new business expected to be written over the following year.

Clerical Medical

The surplus held in the Clerical Medical With-Profit Fund can only be applied to meet the requirements of the fund itself or distributed according to the prescribed rules of the fund. Shareholders are entitled to an amount not exceeding one ninth of the amount distributed to policyholders in the form of bonuses on traditional with-profits business. The use of capital within the fund is also subject to the terms of the Scheme of Demutualisation effected in 1996 and the conditions contained in the Principles and Practices of Financial Management of the fund. In extreme circumstances capital within the Clerical Medical Non-Profit Fund may be made available to support the With-Profit Fund.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Movements in regulatory capital

The movements in the Group’s available capital resources in the life business can be analysed as follows:

Table 1.49: Movements in available capital resources (unaudited)

	Scottish Widows With-Profit Fund £m	Clerical Medical With-Profit Fund £m	UK Non-Profit Fund £m	UK Life Shareholder Fund £m	Overseas Life Business £m	Total Life Business £m
At 31 December 2011	85	—	1,024	3,677	250	5,036
Changes in estimations and in demographic assumptions used to measure life assurance liabilities	(11)	4	81	—	(6)	68
Dividends and capital transactions	—	—	205	215	(74)	346
Change in support arrangements	6	—	(6)	—	—	—
New business and other factors	10	(4)	(184)	(38)	51	(165)
At 31 December 2012	90	—	1,120	3,854	221	5,285

With-Profit Funds

Available capital in the Scottish Widows With-Profit Fund has increased from £85 million at 31 December 2011 to an estimated £90 million at 31 December 2012. Available capital in the Clerical Medical With-Profit Fund is estimated to be zero at 31 December 2012 (no change from 31 December 2011). This is because the fund is in the process of distributing the free estate and all surplus will ultimately be distributed to policyholders.

UK NON-PROFIT FUNDS

Available capital in the UK Non-Profit Funds has increased from £1,024 million at 31 December 2011 to an estimated £1,120 million at 31 December 2012. This is mainly due to income on existing business offset by the impact of writing new business, positive investment returns, one-off transfers and an increase in provisions.

UK LIFE SHAREHOLDER FUNDS

Available capital in the UK Life Shareholder Funds has increased from £3,677 million at 31 December 2011 to an estimated £3,854 million at 31 December 2012. The increase is mainly due to dividend receipts and transfers between funds offset by the issue of and payments on subordinated debt.

OVERSEAS LIFE BUSINESS

Available capital has decreased during 2012 due to a dividend payment which was partially offset by profits emerging on new and in force business. Analysis of policyholder liabilities reported in the balance sheet in respect of the Group’s life insurance business is as follows. With-Profit Fund liabilities are valued in accordance with FRS 27.

Table 1.50: Analysis of policyholder liabilities (unaudited)

	Scottish Widows With-Profit Fund £m	Clerical Medical With-Profit Fund £m	UK Non-Profit Funds £m	Overseas Life Business £m	Total Life Business £m
At 31 December 2012
With-Profit Fund liabilities	13,779	8,248	2	—	22,029
Unit-linked business (excluding that accounted for as non-participating investment contracts)	—	—	38,756	8,429	47,185
Other life insurance business	—	—	12,923	2	12,925
Insurance and participating investment contract liabilities	13,779	8,248	51,681	8,431	82,139
Non-participating investment contract liabilities	—	—	49,929	4,443	54,372
Total policyholder liabilities	13,779	8,248	101,610	12,874	136,511
At 31 December 2011
With-Profit Fund liabilities	13,651	9,300	4	—	22,955
Unit-linked business (excluding that accounted for as non-participating investment contracts)	—	—	34,660	7,801	42,461
Other life insurance business	—	—	12,559	55	12,614
Insurance and participating investment contract liabilities	13,651	9,300	47,223	7,856	78,030
Non-participating investment contract liabilities	—	—	45,469	4,167	49,636
Total policyholder liabilities	13,651	9,300	92,692	12,023	127,666

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAPITAL SENSITIVITIES

Shareholders’ funds

Shareholders’ funds outside the long-term business fund are invested in readily tradable assets (e.g. equities and fixed interest securities), cash and a range of less liquid fixed interest instruments, at levels consistent with the liquidity risk appetite of the Insurance business.

With-Profit Funds

The with-profits realistic liabilities and the available capital for the With-Profit Funds are sensitive to both market conditions and changes to a number of non-economic assumptions that affect the valuation of the liabilities of the fund. The available capital resources (and capital requirements) are sensitive to the level of the stock market, with the position worsening at low stock market levels as a result of the guarantees to policyholders increasing in value. However, the exposure to guaranteed annuity options increases under rising stock market levels. An increase in the level of equity volatility implied by the market cost of equity put options also increases the market consistent value of the options given to policyholders and worsens the capital position. Various hedging strategies are used to manage these exposures.

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

Other long-term funds

Outside the With-Profits Funds, assets backing actuarial reserves in respect of policyholder liabilities are invested so that the values of the assets and liabilities are broadly matched. The most critical non-economic assumptions are mortality rates in respect of annuity business written (lower mortality rates are more onerous). Assumptions relating to future expenses are also significant with increases in the expected level of future costs leading to increases in the value of the liabilities and consequently leading to a reduction in available capital. Reinsurance arrangements are in place to reduce the Group’s exposure to deteriorating mortality rates in respect of non-annuity life insurance contracts such that assured life mortality is a less significant assumption. For Clerical Medical, assumptions relating to the provision in relation to German insurance business litigation are also significant.

Assets held in excess of those backing reserves are invested in readily tradable assets (e.g. equities and fixed interest securities), cash and a range of less liquid fixed interest instruments, at levels consistent with the risk appetite of the Insurance business.

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

For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up within the With-Profit Fund of Scottish Widows called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2012 of £2.1 billion (2011: £2.0 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

As noted above, under the realistic capital regime of the FSA, the liabilities of both the Clerical Medical and Scottish Widows With-Profit Funds are valued using a market-consistent stochastic simulation model. This model is used in order to place a value on the options and guarantees which captures both their intrinsic value and their time value.

The most significant economic assumptions included in the model are:

–	Risk-free yield. The risk-free yield is defined as spot yields derived from the government bond yield curve.

–

Investment volatility. The calibration of the stochastic simulation model uses implied volatilities of derivatives where possible, or historical observed volatility where it is not possible to observe meaningful prices. For example, at 31 December 2012, the 10 year equity-implied at-the-money assumption was set at 26.3 per cent (2011: 27.2 per cent). The assumption for property volatility was 15 per cent (2011: 15 per cent). The volatility of interest rates has been calibrated to the implied volatility of swaptions which was broadly 18 per cent (2011: 19 per cent).

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

Options and guarantees outside the With-Profit Funds

A number of typical guarantees are provided outside the With-Profit Funds such as guaranteed payments on death (e.g. term assurance) or guaranteed income for life (e.g. annuities). In addition, certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £56 million (2011: £61 million) in respect of those guarantees. If future salary growth were 0.5 per cent per annum greater than assumed, the liability would increase by approximately £2 million. If yields were 0.5 per cent lower than assumed, the liability would increase by approximately £8 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FINANCIAL REPORTING RISK

DEFINITION

Financial reporting risk is defined as the risk that the Group suffers reputational damage, loss of investor confidence and/or financial loss arising from the adoption of inappropriate accounting policies, ineffective controls over financial reporting, failure to manage the associated risks of changes in taxation rates, law, ownership or corporate structure and the failure to disclose accurate and timely information.

RISK APPETITE

The risk appetite is set by the Board and reviewed on an annual basis or more frequently. It includes complying with statutory and regulatory reporting requirements, compliance with tax legislation in the jurisdictions in which the Group operates.

EXPOSURE

Exposure represents the sufficiency of the Group’s policies and procedures to maintain adequate systems, processes and controls to support statutory, prudential regulatory and tax reporting, to prevent and detect financial reporting fraud, to manage the Group’s tax position and to support market disclosures.

MEASUREMENT

Financial reporting risk is measured by the adequacy of and compliance with a number of key controls. Identification of potential financial reporting risk also forms a part of the Group’s Operational Risk management framework.

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

MONITORING

Financial reporting risk is actively monitored at business unit and Group levels. There are specific programmes of work undertaken across the Group to support:

–

annual assessments of (1) the effectiveness of internal controls over financial reporting; and (2) the effectiveness of the Group’s disclosure controls and procedures, both in accordance with the requirements of the US Sarbanes Oxley Act;

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

The Group has a Disclosure Committee which assists the Group Chief Executive and Group Finance Director in fulfilling their disclosure responsibilities under relevant listing requirements. In addition, the Audit Committee reviews the quality and acceptability of the Group’s financial disclosures. For further information on the Audit Committee’s responsibilities relating to financial reporting see page 174.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GOVERNANCE RISK

DEFINITION

Governance risk is defined as the risk that the Group’s organisational infrastructure fails to provide robust oversight of decision making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

RISK APPETITE

Governance risk appetite is defined and embedded through the Group’s Governance Policy which is reviewed and approved by the Board on an annual basis.

EXPOSURE

The internal governance arrangements of major financial institutions are currently subject to a high level of regulatory and public scrutiny. The Group’s exposure to governance risk is also reflective of the significant volume of existing and proposed legislation and regulation within the UK and overseas with which it must comply.

MEASUREMENT

The Group’s governance arrangements are assessed against new or proposed legislation and regulation in order to identify any areas of enhancement required.

MITIGATION

The Group’s internal governance framework consists of the following key components:

–	clearly defined authorities and accountabilities delegated to business management, which ultimately derive from the Board;

–	core principles established to ensure consistent and effective internal governance and decision-making arrangements at business level;

–	a Group Policy framework which defines clear control requirements for the business and supports effective risk management; and

–	a risk management model based on three Lines of Defence, with clear allocation of responsibilities for risk management, oversight and independent challenge.

The Ethics Policy and supporting Codes of Personal Responsibility and Business Responsibility embody the Group’s values and reflect its commitment to operating responsibly and ethically both at a business and an individual level. All colleagues are required to adhere to the Codes in all aspects of their roles.

MONITORING

A review of the Group’s governance and internal control framework, including the status of the Group’s Principles and Policy Framework, and the design and operational effectiveness of key governance committees, is undertaken on an annual basis and the findings reported to the Group Risk Committee, Board Risk Committee and the Board.

For further information on Corporate Governance see pages 166 to 178.

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

(unaudited)	2012 Book value £m	2012 Valuation £m	2011 Book value £m	2011 Valuation £m	2010 Book value £m	2010 Valuation £m
Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	1,097	1,097	1,506	1,506	977	977
Other government securities	19,634	19,634	21,861	21,861	22,863	22,863
Other public sector securities	1,056	1,056	1,183	1,183	919	919
Bank and building society certificates of deposit	3,394	3,394	3,248	3,248	4,298	4,298
Mortgage-backed securities	838	838	711	711	422	422
Other asset-backed securities	1,823	1,823	1,986	1,986	2,612	2,612
Corporate and other debt securities	24,858	24,858	21,858	21,858	21,109	21,109
Treasury bills and other bills	430	430	299	299	227	227
Equity shares	86,309	86,309	75,737	75,737	90,219	90,219
	139,439	139,439	128,389	128,389	143,646	143,646
Available-for-sale financial assets
US treasury and US government agencies	7,355	7,355	6,206	6,206	5,518	5,518
Other government securities	18,200	18,200	19,030	19,030	7,034	7,034
Other public sector securities	—	—	27	27	29	29
Bank and building society certificates of deposit	188	188	366	366	407	407
Mortgage-backed securities	1,524	1,524	1,803	1,803	4,293	4,293
Other asset-backed securities	760	760	1,064	1,064	5,219	5,219
Corporate and other debt securities	1,848	1,848	5,245	5,245	12,132	12,132
Treasury bills and other bills	971	971	1,727	1,727	6,068	6,068
Equity shares	528	528	1,938	1,938	2,255	2,255
	31,374	31,374	37,406	37,406	42,955	42,955
Held-to-maturity investments
US treasury and US government agencies	—	—	1,562	1,562	1,579	1,489
Other government securities	—	—	6,536	6,582	6,326	6,227
	—	—	8,098	8,144	7,905	7,716
Debt securities classified as loans and receivables
Mortgage-backed securities	3,927	3,095	7,179	5,739	11,650	12,293
Other asset-backed securities	1,150	964	5,030	4,781	12,827	13,092
Corporate and other debt securities	402	329	537	433	1,816	1,552
	5,479	4,388	12,746	10,953	26,293	26,937
Allowance for impairment losses	(206)	—	(276)	—	(558)	—
	5,273	4,388	12,470	10,953	25,735	26,937

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2012 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
(unaudited)	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	99	0.9	538	1.4	240	2.4	220	3.6
Other government securities	2,462	3.1	3,552	2.7	3,900	2.7	9,720	3.1
Other public sector securities	47	1.7	131	4.7	313	4.3	565	4.3
Bank and building society certificates of deposit	3,394	1.5	—	—	—	—	—	—
Mortgage-backed securities	18	0.0	30	2.9	19	4.0	771	3.9
Other asset-backed securities	19	5.1	100	6.3	315	2.8	1,389	4.4
Corporate and other debt securities	2,777	1.2	2,949	5.4	5,768	6.0	13,364	4.8
Treasury bills and other bills	430	0.8	—	—	—	—	—	—
	9,246		7,300		10,555		26,029
Available-for-sale financial assets
US treasury and US government agencies	—	—	1,464	2.4	3,798	2.8	2,093	6.6
Other government securities	—	—	612	3.4	8,613	4.6	8,975	4.2
Bank and building society certificates of deposit	188	3.4	—	—	—	—	—	—
Mortgage-backed securities	130	1.1	763	1.8	52	0.8	579	0.6
Other asset-backed securities	64	0.6	352	0.6	68	0.5	276	0.7
Corporate and other debt securities	78	4.7	1,218	3.2	549	4.2	3	5.4
Treasury bills and other bills	971	0.9	—	—	—	—	—	—
	1,431		4,409		13,080		11,926
Debt securities classified as loans and receivables
Mortgage-backed securities	213	0.4	196	0.8	—	—	3,518	0.6
Other asset-backed securities	1	1.3	—	—	372	1.0	777	1.0
Corporate and other debt securities	44	0.1	304	1.6	—	—	54	1.2
	258		500		372		4,349

The Group’s investment holdings at 31 December 2012 include £33,921 million due from the UK government and its agencies and £8,452 million due from the US government and its agencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS AT 31 DECEMBER 2012

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2012.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

(unaudited)	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five years £m	Total £m
Domestic
Loans and advances to banks	24,323	3,735	675	28,733
Loans and advances to customers:
Mortgages	11,300	26,885	284,502	322,687
Other personal lending	17,689	7,448	982	26,119
Property companies	12,256	14,660	16,767	43,683
Financial, business and other services	20,054	14,494	10,068	44,616
Transport, distribution and hotels	7,264	9,840	5,101	22,205
Manufacturing	3,465	2,898	883	7,246
Other	7,014	9,627	8,610	25,251
Total domestic	103,365	89,587	327,588	520,540
Foreign	12,777	8,760	19,818	41,355
Total loans	116,142	98,347	347,406	561,895
Of which:
Fixed interest rate	26,874	22,144	86,869	135,887
Variable interest rate	89,268	76,203	260,537	426,008

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

DEPOSITS

The following tables show the details of the Group’s average customer deposits in each of the past three years.

(unaudited)	2012 Average balance £m	2012 Average rate %	2011 Average balance £m	2011 Average rate %	2010 Average balance £m	2010 Average rate %
Non-interest bearing demand deposits	30,039	—	31,519	—	19,403	—
Interest-bearing demand deposits	73,092	0.49	71,527	0.50	67,994	0.58
Savings deposits	269,489	2.13	247,062	2.03	241,145	1.67
Time deposits	51,239	1.02	46,829	1.50	34,999	2.73
Total average deposits	423,859	1.57	396,937	1.53	363,541	1.48

The analysis of the Group’s average customer deposits between domestic and foreign offices is as follows:

	Domestic		Foreign		Total
2012 (unaudited)	Average balance £m	Average rate %	Average balance £m	Average rate %	Average balance £m	Average rate %
Non-interest bearing demand deposits	28,989	—	1,050	—	30,039	—
Interest-bearing demand deposits	72,138	0.49	954	0.42	73,092	0.49
Savings deposits	249,968	2.11	19,521	2.41	269,489	2.13
Time deposits	48,725	0.97	2,514	2.11	51,239	1.02
Total deposits	399,820	1.53	24,039	2.19	423,859	1.57

	Domestic		Foreign		Total
2011 (unaudited)	Average balance £m	Average rate %	Average balance £m	Average rate %	Average balance £m	Average rate %
Non-interest bearing demand deposits	30,606	—	913	—	31,519	—
Interest-bearing demand deposits	70,579	0.50	948	0.11	71,527	0.50
Savings deposits	236,518	2.01	10,544	2.54	247,062	2.03
Time deposits	43,665	1.48	3,164	1.80	46,829	1.50
Total deposits	381,368	1.51	15,569	2.09	396,937	1.53

	Domestic		Foreign		Total
2010 (unaudited)	Average balance £m	Average rate %	Average balance £m	Average rate %	Average balance £m	Average rate %
Non-interest bearing demand deposits	18,463	—	940	—	19,403	—
Interest-bearing demand deposits	67,004	0.59	990	0.10	67,994	0.58
Savings deposits	237,629	1.67	3,516	1.71	241,145	1.67
Time deposits	29,762	2.50	5,237	4.05	34,999	2.73
Total deposits	352,858	1.45	10,683	2.56	363,541	1.48

CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS

The following table gives details of the Group’s certificates of deposit issued and other time deposits at 31 December 2012 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity.

(unaudited)	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
Domestic
Certificates of deposit	3,189	1,420	1,162	187	5,958
Time deposits	13,640	4,720	6,777	14,056	39,193
	16,829	6,140	7,939	14,243	45,151
Foreign
Certificates of deposit and other time deposits	7,059	552	351	8,280	16,242
Total	23,888	6,692	8,290	22,523	61,393

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

The following tables give details of these significant short-term borrowings of the Group for each of the past three years.

(unaudited)	2012 £m	2011 £m	2010 £m
Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	27,801	22,385	35,162
Average balance for the year	16,702	24,108	63,188
Maximum balance during the year	23,611	35,162	71,343
Average interest rate during the year	1.5%	1.4%	1.2%
Interest rate at the year end	1.0%	0.9%	0.6%
Certificates of deposit issued
Balance at the year end	11,087	27,994	42,276
Average balance for the year	19,493	46,203	45,774
Maximum balance during the year	30,662	52,966	77,734
Average interest rate during the year	1.3%	1.1%	1.0%
Interest rate at the year end	1.1%	1.2%	0.9%
Commercial paper
Balance at the year end	8,013	18,091	32,723
Average balance for the year	10,905	29,182	34,769
Maximum balance during the year	11,301	35,209	43,839
Average interest rate during the year	0.6%	0.6%	0.6%
Interest rate at the year end	0.4%	0.6%	0.5%
Securitisation notes
Balance at the year end	28,059	37,412	40,742
Average balance for the year	30,349	35,378	42,387
Maximum balance during the year	33,986	40,742	40,742
Average interest rate during the year	2.9%	2.9%	1.1%
Interest rate at the year end	2.0%	2.3%	1.5%
Covered bonds
Balance at the year end	40,673	38,196	32,150
Average balance for the year	41,181	37,283	27,526
Maximum balance during the year	42,341	40,033	32,150
Average interest rate during the year	4.5%	4.7%	5.5%
Interest rate at the year end	4.0%	3.6%	3.8%

MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The Group is led by the Board comprising executive and non-executive directors with wide experience. The appointment of directors is considered by the Nomination and Governance Committee and approved by the Board. Following the provisions in the articles of association, directors must stand for election by the shareholders at the first annual general meeting following their appointment and must retire, and may stand for re-election by the shareholders, at least every three years. Independent non-executive directors are appointed for three-year renewable terms, which may, in accordance with the articles of association, be terminated without notice or payment of compensation. However, in the interests of good corporate governance and in accordance with the provisions of the UK Corporate Governance Code, the Board has decided that all of the directors will retire voluntarily and submit themselves for re-election at each annual general meeting.

The Board meets regularly. In 2012, a total of ten Board meetings were held, eight of which were scheduled at the start of the year.

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

There is an induction programme for all directors, which is tailored to their specific requirements having regard to their specific role on the Board and their skills and experience to date. Major shareholders are also offered the opportunity to meet new non-executive directors.

The directors and senior management of Lloyds Banking Group plc are:

NON-EXECUTIVE DIRECTORS

Sir Winfried Bischoff Chairman

Chairman of the Nomination & Governance Committee. Member of the Remuneration Committee and the Risk Committee.

Sir Winfried joined the Board in September 2009 and is aged 71. He is currently a Non-Executive Director of Eli Lilly and Company and The McGraw Hill Companies Inc. He is Chairman of the Advisory Council of TheCityUK and a Member of the Akbank International Advisory Board. Sir Winfried’s former appointments include the Chairman of Citigroup Europe in 2000. He became the acting Chief Executive Officer of Citigroup Inc. and its Chairman in 2007 until his retirement in February 2009. Prior to this, he was the Group Chief Executive and then Chairman of Schroders.

David Roberts Deputy Chairman, Independent Director

Chairman of the Risk Committee. Member of the Audit Committee, the Remuneration Committee and the Nomination & Governance Committee.

David joined the Board in March 2010 and is aged 50. David is currently the Non-executive Chairman of The Mind Gym. David’s former appointments include Executive Director, member of the Group Executive Committee and Chief Executive, International Retail and Commercial Banking at Barclays, a position which he held until December 2006. He is a former Non-Executive Director of BAA and Absa Group and was Chairman and Chief Executive of BAWAG P.S.K. AG.

Lord Blackwell Independent Director

Member of the Audit Committee and the Risk Committee. Chairman of Scottish Widows Group.

Lord Blackwell joined the Board on 1 June 2012 and is aged 60. Lord Blackwell is currently the Chairman of Interserve plc and is a Non-Executive Director of Ofcom and Halma plc and a member of the board of the Centre for Policy Studies. Lord Blackwell is a former Senior Independent Director of Standard Life and chaired their UK Life and Pensions board. He was a Non-Executive Director of Dixons Group and SEGRO and a Non-Executive Member of the Office of Fair Trading. He was a partner of McKinsey & Co. and a Director of Group Development at NatWest Group. From 1995 to 1997, Lord Blackwell was Head of the Prime Minister’s Policy Unit and was appointed a Life Peer in 1997.

Carolyn Fairbairn Independent Director

Member of the Audit Committee and the Remuneration Committee.

Carolyn joined the Board on 1 June 2012 and is aged 52. Carolyn is currently a Non-Executive Director of The Vitec Group and a member of its Audit, Nominations and Remuneration Committees. In January 2012, she was appointed a trustee of Marie Curie Cancer Care. Carolyn was formerly a Non-Executive Director of the Financial Services Authority and chaired their Risk Committee, a Director of Group Development and Strategy at ITV plc and Director of Strategy and a member of the Executive Board at the BBC. She is a former partner of McKinsey & Co. and was a policy adviser in the Prime Minister’s Policy Unit. Carolyn began her career as an Economist at the World Bank.

MANAGEMENT AND EMPLOYEES

Anita Frew Independent Director

Member of the Audit Committee and the Risk Committee.

Anita joined the Board in December 2010 and is aged 55. Anita is currently the Chairman of Victrex plc, having previously been its Senior Independent Director, and is Senior Independent Director of Aberdeen Asset Management. She is a Non-Executive Director of IMI. Anita was formerly an Executive Director of Abbott Mead Vickers, Director of Corporate Development at WPP Group and a Non-Executive Director of Northumbrian Water. She has held various investment and marketing roles at Scottish Provident and the Royal Bank of Scotland.

Nicholas Luff Independent Director

Member of the Audit Committee and Risk Committee. To be appointed Chairman of the Audit Committee with effect from 1 April 2013.

Nick joined the Board on 5 March 2013 and is aged 45. Nick is currently the Group Finance Director of Centrica plc. He was previously the Finance Director of The Peninsular & Oriental Steam Navigation Company and Chief Financial Officer of P&O Princess Cruises plc. Until December 2010, he served as a Non-Executive Director and was the Audit Committee Chair or QinetiQ Group. Nick started his career with KPMG where he qualified as a chartered accountant in 1991.

T Timothy Ryan Jr. Independent Director (until 18 April 2013)

Member of the Remuneration Committee and the Risk Committee.

Tim joined the Board in March 2009 and is aged 67. Tim is currently the Global Head of Regulatory Strategy and Policy at JP Morgan. He is a director of the Great-West Life Insurance Co., Power Corporation of Canada and Power Financial Corp. Tim was formerly the President and Chief Executive of the Securities Industry and Financial Markets Association and a Director in the Office of Thrift Supervision, US Department of the Treasury. He is a former Director of Koram Bank, the International Foundation of Election Systems and the US-Japan Foundation. He held a number of senior appointments in JP Morgan Chase including Vice Chairman, Financial Institutions and Governments. Tim was also a member of the Global Markets Advisory Committee for the National Intelligence Council.

Martin Scicluna Independent Director (until 31 March 2013)

Chairman of the Audit Committee and Member of the Risk Committee and Nomination & Governance Committee.

Martin joined the Board in September 2008 and is aged 62. Martin is currently the Chairman of RSA Insurance Group and Great Portland Estates. Martin was formerly a Director of Deloitte UK from 1991 to 2007 and served as its Chairman from 1995. He joined the firm in 1973 and was a partner from 1982 until he retired in 2008. Martin was a member of the Board of directors of Deloitte Touche Tohmatsu from 1999 to 2007.

Sara Weller Independent Director

Member of the Remuneration Committee and the Risk Committee.

Sara joined the Board on 1 February 2012 and is aged 51. Sara is currently a Non-Executive Director of United Utilities Group and is Chair of their Remuneration Committee. Sara is the former Managing Director of Argos. She held various senior positions at J Sainsbury including Deputy Managing Director and served on its board between January 2002 and May 2004. She was a Non-Executive Director of Mitchells & Butler and also held senior management roles for Abbey National and Mars Confectionery.

Anthony Watson CBE Senior Independent Director

Chairman of the Remuneration Committee and Member of the Audit Committee, the Risk Committee and the Nomination & Governance Committee.

Tony joined the Board in April 2009 and is aged 67. Tony is currently a Non-Executive Director of Vodafone Group. He is the Senior Independent Director of Hammerson and Witan Investment Trust and Chairman of the Lincoln’s Inn Investment Committee and Marks & Spencer trustees. Tony is the former Chief Executive of Hermes Pensions Management. He was also formerly Chairman of the Asian Infrastructure Fund, MEPC and of the Strategic Investment Board (Northern Ireland). He was a member of the Financial Reporting Council and a member of the Norges Bank Investment Management Advisory Board.

EXECUTIVE DIRECTORS

António Horta-Osório Group Chief Executive

António joined the Board in January 2011 and was appointed Group Chief Executive in March 2011. He is aged 49. António is currently a Non-Executive Director of Fundação Champalimaud and Sociedade Francisco Manuel dos Santos in Portugal and a Governor of the London Business School. Previously António joined Grupo Santander in 1993 and held various senior management positions culminating in Executive Vice President of Grupo Santander and a member of its Management Committee. In November 2004 he was appointed as a Non-Executive Director of Santander UK and from August 2006 until November 2010, served as its Chief Executive. António is also a former Non-Executive Director of the Court of the Bank of England.

George Culmer Group Finance Director

George joined the Board on 16 May 2012 and is aged 50. George does not currently hold any other board appointments. He was formerly an Executive Director and Chief Financial Officer of RSA Insurance Group. He is also the former Head of Capital Management of Zurich Financial Services and Chief Financial Officer of its UK operations. George previously held various senior management positions at Prudential.

MANAGEMENT AND EMPLOYEES

EMPLOYEES

As at 31 December 2012, the Group employed 92,788 people (on a full-time equivalent basis), compared with 98,538 at 31 December 2011 and 104,230 at 31 December 2010. At 31 December 2012 89,737 employees were located in the UK, 1,566 in continental Europe, 487 in the Americas, and 998 in the rest of the world. At the same date, 41,022 people were employed in Retail, 8,361 in Commercial Banking, 8,893 in Wealth, Asset Finance and International, 5,603 in Insurance, 17,393 in Group Operations, and 11,516 in other functions.

The Group is committed to providing employment practices and policies which recognise the diversity of its workforce. The Group will not unfairly discriminate in its recruitment or employment practices on the basis of any factor which is not relevant to individuals’ performance including sex, race, disability, age, sexual orientation or religious belief.

To support the Group in its aim, it belongs to a number of major UK employment equality campaign groups, including the Business Disability Forum, The Age and Employment Network, Stonewall and Race for Opportunity. The Group’s involvement with these organisations enables it to identify and implement best practice for its staff. The Group has a range of programmes to support colleagues who become disabled or acquire a long-term health condition. These include a workplace adjustment programme to provide physical equipment or changes to the way a job is done. The Group also runs residential Personal and Career Development Programmes to help colleagues deal positively with the impact of a disability and the colleague disability network, Access, provides peer support.

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

MEETINGS WITH SHAREHOLDERS

In order to develop an understanding of the views of major shareholders, the Board is kept advised of the views of major shareholders by means of regular updates at Board and Committee meetings. The Board also receives monthly reports on market and investor sentiment and shareholder analysis.

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

POLICY REPORT

DIRECTORS’ REMUNERATION POLICY

The Group’s remuneration policy continues to support our business values and strategy, based on building long-term relationships with our customers and employees and managing the financial consequences of our business decisions across the entire economic cycle.

Our policy is intended to ensure that our remuneration proposition is both cost effective and enables us to attract and retain Executive Directors and senior management of the highest calibre, motivating them to perform to the highest standards.

Our objective is to align individual reward with the Group’s performance, the interests of its shareholders, and a prudent approach to risk management. In this way we balance the requirements of our various stakeholders: our customers, shareholders, employees, and regulators. This approach is in line with the Association of British Insurers best practice code on remuneration and the FSA Remuneration Code of Practice, as the policy seeks to reward long-term value creation whilst not encouraging excessive risk taking.

Our overall policy objective is met by a focus on the particular aspects detailed below.

Policy objective	How achieved
Building long-term relationships

We build relationships with our customers and people. Working for Lloyds Banking Group is about more than pay. Our relationship with our people means that we want to pay them fairly and competitively, but our pay is positioned conservatively against the market and we do not seek to align with the highest payers in the sector. In setting pay for Executive Directors and senior managers, we take account of relative pay positioning and target levels of variable remuneration opportunity for all levels of employees in the Group.

Our incentive measures are not just financial. Our Balanced Scorecards, which are incorporated into the performance objectives of all of our senior executives for the year, include objectives that cover effective risk management, lending to Corporates including SMEs and retail customers, performance against targets that measure how satisfied our customers are with our service and the extent to which our employees feel engaged with and committed to working for Lloyds Banking Group.

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

For example, in good times, when default rates on loans are low, we adjust the economic profit measure downwards based on a higher average expected default experience over the economic cycle. This encourages us to avoid business and funding strategies that are only profitable during boom times but turn bad in a recession. Economic profit plays a prominent role in our incentive plans for executives, with its inclusion in both the annual and Long-Term Incentive Plan (LTIP) performance measures.

Aligning individual rewards with Group performance and shareholders

Our executives’ annual incentives are based on stretching performance objectives and targets in the Group Balanced Scorecard. This Balanced Scorecard is derived from the Medium Term Plan which defines the financial and non-financial targets within our agreed risk appetite over a three year period.

 Any annual bonus for Executive Directors is deferred into shares and released over time, helping to increase alignment with shareholders. These deferrals are subject to malus in the event of unsustainable performance.

Executives are also aligned with shareholders through the LTIP, which pays out in shares based on performance against Group financial targets over a three year period. In addition to purely financial metrics of Economic Profit and Total Shareholder Return, the performance conditions for the 2013 LTIP will comprise measures linked to the Strategic Review that reflect the wider Group objectives. These measures are SME lending, customer satisfaction, total costs at the end of 2015 and non-core assets (excluding Retail) at the end of 2015.

We operate tough contract provisions relative to market practice, whereby no executive has an entitlement to more than 12 months’ notice (not taking into account recruitment provisions), pay in lieu of notice is limited to basic salary, is paid monthly over 12 months and is mitigated if the executive gets another job. This approach avoids the risk of payment for failure.

A prudent approach to risk management	We also have non-financial measures of performance against risk objectives in both the annual and long-term incentive plans for executives.

For the 2012 annual incentive plan we continue to align the award to long-term prudent risk management by deferring 100 per cent of the award for Executive Directors, which is subject to malus. Executive Directors are also required to retain any shares vesting from LTIP awards from 2010 onwards for a further 2 years, after allowing for tax and national insurance requirements. For other employees, the immediate cash bonus award is limited to £2,000 with a percentage of larger bonuses being subject to deferral and malus. If the performance is unsustainable during the deferral period some or all of the award may be forfeited.

We have a robust governance framework with an independent Remuneration Committee reviewing all compensation decisions for senior executives. This approach to governance and review is cascaded through the organisation. We also ensure that all control function employees are assessed and their remuneration determined jointly by the relevant business Director and the control function Director. The remuneration of senior risk and compliance officers is also reviewed by the Remuneration Committee.

COMPENSATION

Policy objective	How achieved
Cost effective packages to attract and retain executives

We aim to ensure that the totality of remuneration for Executive Directors is competitive against our benchmark groups. These groups are other major UK banks and the top 20 companies in the FTSE 100, reflecting practices in large UK companies across all sectors. We aim to be competitively but conservatively positioned against the market.

We select incentive plan targets that are directly linked to the business strategy and priorities, ensuring alignment with company performance, targets that are meaningful to executives and incentive packages that are both valued by executives and cost effective.

The remuneration package offered to our Executive Directors and other senior managers within the business is fundamentally based on the same components as are provided to other employees, including the eligibility to participate in all-employee share plans. However, the ratio of fixed to variable income is adjusted such that more than half of total reward for this group is put at risk by linking earnings (through delivery of the annual incentive plan and LTIP) to challenging Company, individual and share price performance. This weighting towards variable pay is intended to promote behaviours focused on the success of the business.

Moreover, the assessment of performance against target measures is moderated by the Group Risk function to ensure that the performance is sustainable in the long term and does not merely produce a positive short-term result. The Committee places great weight on this assessment and holds the Executive Directors to a more stringent standard in this regard.

When setting the policy for Directors’ remuneration, the Committee seeks confirmation from the Company’s shareholders that its approach is acceptable and over the course of 2012 we have entered into frequent consultation with shareholders and representative bodies who control a significant majority of the Group’s share base and all views are taken into consideration in relation to remuneration policy and implementation. We do not directly consult with employees as part of the process of reviewing executive pay, however we are kept informed on general remuneration feedback across the Group in addition to receiving updates on employee engagement surveys and take these into account.

In all executive remuneration discussions the Committee considers the approach towards establishing pay levels elsewhere in the Group. When setting remuneration levels for Executive Directors, the Committee refers to benchmark data from comparable organisations across the FTSE and industry sector to ensure that remuneration is positioned competitively but conservatively against the market.

COMPENSATION

SUMMARY

Following extensive consultation with shareholders, the Remuneration Committee is proposing a package for Executive Directors for 2013 that is closely based on the structure and principles applied in previous years as follows:

Element	Level/design for 2013	Key purpose

Base salary	Base pay should be set relative to FTSE 20 and banking sector competitors There were again no increases to base salaries for Executive Directors	To provide the basis for a competitive package

Pension	Defined contribution pension provision for new entrants	To enable executives to build long-term retirement savings Retention

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

Alignment with Group performance Motivation of executives Pay for performance Alignment with sound risk management

Long-term incentive plan

Annual awards of up to 300 per cent of salary for the Group Chief Executive and Executive Directors. Vesting based on financial measures comprising Absolute Total Shareholder Return, Economic Profit and strategic financial objectives. Details of the performance conditions are provided below.

Motivation and retention of executives Alignment with sound risk management Alignment with long-term shareholder interests

BASE SALARY

Base salaries are reviewed annually, taking into account individual performance and market information (which is provided by Towers Watson and supplemented with information from Deloitte LLP) and normally adjusted from 1 January of the relevant year. The remuneration committee confirmed during the 2012 review that the FTSE remains the most appropriate comparator group to use to benchmark overall competitiveness of the remuneration package whilst taking particular account of the remuneration practice of our direct competitors, namely the major UK banks.

No increase to salaries will be made in 2013.

Name	A Horta-Osório	M G Culmer

At 1 January 2013	£1,061,000	£720,000
At 1 January 2012	£1,061,000	£720,000	[1]

[1]	With effect from 16 May 2012.

ANNUAL INCENTIVE PLAN

The annual incentive scheme for Executive Directors is designed to reflect specific goals linked to the successful performance of the business.

Incentive awards for Executive Directors are based upon individual contribution and overall corporate results. Incentive opportunity is driven equally by (i) corporate performance based on profit before tax and economic profit, and (ii) divisional achievement and individual performance. Individual targets relevant to improving overall business performance are contained in a Balanced Scorecard and are grouped under the following headings:

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

COMPENSATION

Deferral

Consistent with the aim of ensuring that short-term financial results are only rewarded if they promote sustainable growth, the 2012 annual incentive is subject to deferral in shares until at least 2015. This deferred amount is subject to malus if the performance that generated the incentive is found to be unsustainable. In 2012 the FSA has reviewed the Group’s Risk-adjusted Performance assessment process and advised that it is considered a sound framework.

The Committee reserves the right to exercise its discretion in reducing any payment that otherwise would have been earned, if they deem this appropriate. In this respect, the Committee has recommended to the Board that it should exercise its discretion to adjust the value of certain 2010 bonus awards on a basis equivalent to that applied and reported in the previous year.

The calculation of the annual incentive plan outcomes for Executive Directors, based on the achievement of performance against targets in respect of 2012, has been vigorously discussed by the Remuneration Committee. The bonuses awarded are shown in the table below:

Name	A Horta-Osório	M G Culmer

Maximum Opportunity	225%	200%
% awarded for 2012	140%	97%
Bonus awarded for 2012	1,485,000	700,000

The award for Mr Horta-Osório will be delivered in the form of a conditional share award. This will be subject to the normal performance adjustment policy and will only vest if a share price of 73.6p has been reached for a given period of time or if the Government has sold at least 33 per cent of its shareholding prices above 61p. This award will not be released before the fifth anniversary of the award and will be forfeited if neither of the conditions has been met by that date. The Board believes that these conditions are in the interests of all shareholders and support our common aim of repaying the taxpayer. The award for Mr M G Culmer reflects his contribution for 2012 as a whole and is not based on strict time apportionment.

LONG-TERM INCENTIVE AWARD

The current LTIP rules allow for awards to be made of up to 400 per cent of base salary. Under normal circumstances, awards can be made of up to 300 per cent of salary with the additional 100 per cent available for circumstances that the Remuneration Committee deems to be exceptional. Awards in 2013 have been set at 300 per cent for the Group Chief Executive and 275 per cent for Executive Directors and the Group Executive Committee.

During 2012, the Committee has consulted widely with shareholders on the topic of performance measures and sharing the growth in the Company appropriately between shareholders and management. The Committee believes that the performance measures for the 2013 LTIP award for the Executive Committee should be Economic Profit, Absolute Total Shareholder Return (Absolute TSR) and strategic non-financial measures. These measures capture risk management, profit growth and shareholder experience and align shareholder experience and management reward.

Measure	Basis	Metric	Weighting

Economic Profit	Payout range set relative to 2015 targets	Threshold: £1,254 million Maximum: £1,881 million	35%

Absolute TSR	Growth in share price including dividends	Threshold: 8% per annum Maximum: 16% per annum	30%

Customer satisfaction (FSA reportable complaints per 1,000 customers over 3 years)	Payout range set relative to 2015 targets	Threshold: 1.05 Maximum: 0.95	10%

Total costs	Payout range set relative to 2015 targets	Threshold: <= £9,323 million Maximum: <= £8,973 million	10%

Non-core assets at end of 2015 (excluding UK Retail)	Payout range set relative to 2015 targets	Threshold: £37 billion Maximum: £28 billion	10%

SME lending	Payout range set relative to performance against market lending to SMEs over 3 year period to 2015	Threshold: at market Maximum: 4%	5%

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

SHAREHOLDING GUIDELINES

Executive Directors are required to build up a holding in Lloyds Banking Group shares of value equal to 1.5 times gross salary (2 times gross salary for the Group Chief Executive) and are expected to achieve these targets within 3 years from the later of 1 January 2012 and their date of joining the Board. They are required to retain any shares vesting from awards from 2010 onwards LTIP for a further two years post vesting. The Group Chief Executive is making significant progress in reaching this target. The Group shareholding requirements policy in respect of Executive Directors was restated in May 2012 and was extended to cover all members of the Group Executive Committee at 1 times gross salary.

COMPENSATION

CHAIRMAN’S REMUNERATION

The Chairman’s remuneration comprises salary and benefits. He does not participate in the annual bonus and long-term incentive arrangements, nor is he entitled to pension benefits. The Chairman’s fee was last reviewed in 2012 and is currently £700,000 per annum.

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

The annual fees were reviewed in 2012 and remain unchanged as listed below.

Non-Executive Director – base fee	£65,000
Deputy Chairman	£100,000
Senior Independent Director	£60,000
Audit Committee Chairmanship	£50,000
Audit Committee Membership	£20,000
Remuneration Committee Chairmanship	£30,000
Remuneration Committee Membership	£15,000
Risk Committee Chairmanship	£40,000
Risk Committee Membership	£15,000
Nomination & Governance Committee Membership	£5,000

In the case of the Nomination & Governance Committee, membership currently comprises the Deputy Chairman, Senior Independent Director and chairs of the Board Committees (the fees for which include membership of the Nomination & Governance Committee) and one other Independent Non-Executive Director. Only this director receives an attendance fee, which is £5,000 per annum.

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

Any entitlements under the pension scheme or equity plans will be in accordance with the scheme rules on leaving.

	Notice to be given by the Company	Date of service agreement/letter of appointment

Sir Winfried Bischoff	6 months	27 July 2009
António Horta-Osório	12 months	3 November 2010
M G Culmer	12 months	16 May 2012

Independent Non-Executive Directors do not have service agreements and their appointment may be terminated, in accordance with the articles of association, at any time without compensation.

TERMINATION

It is the Group’s policy that where compensation on early termination is due, it should be paid on a phased basis, mitigated in the event that alternative employment is secured. Where it is appropriate to make a bonus payment to the individual, this should relate to the period of actual service, rather than the full notice period, will be determined on the basis of performance as for all continuing employees and will remain subject to malus. In the event of redundancy, the individual may receive a payment in line with statutory entitlements at that time.

Helen Weir left the Company in March 2012 under a redundancy agreement entered into on 7 April 2011. In addition to the contractual salary payments made during the 12-month notice period, she received a payment of £4,200 in respect of her statutory redundancy entitlement. No further non-contractual payments were made in respect of the cessation of employment, in keeping with our policy for handling terminations.

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

COMPENSATION

IMPLEMENTATION REPORT

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

The Committee works closely with the Risk Committee in ensuring the bonus pool is moderated. The two Committees meet together every year to determine whether the proposed bonus pool and performance assessments adequately reflected the risk appetite and framework of the Group; whether it took account of current and future risks; and whether any further adjustment is required or merited. We are also determined to ensure that the aggregate of the variable remuneration for all our colleagues is appropriate and balanced with the interests of shareholders and all other stakeholders.

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

The Committee monitors the application of the authority delegated to the Group Chief Executive who in turn delegates to the Group Executive Committee, the Executive Compensation Committee and the divisional Remuneration Committees, to ensure that policies and principles are being fairly and consistently applied. The Committee liaises closely with the Risk Committee and the Group’s risk function in relation to risk-adjusted performance measures, including consideration of both current and future risk. Together the management of remuneration and risk form an integral part of the Board’s determination of Group corporate strategy.

All the independent Non-Executive Directors are invited to attend meetings and have the opportunity to comment on proposals and have their views taken into account before the Committee’s decisions are implemented.

The Committee’s terms of reference are available from the Company Secretary and are displayed on the Group’s website, www.lloydsbankinggroup.com. These terms were last updated in April 2012 to ensure continued compliance with the FSA Code.

The members of the Committee during 2012 were as follows:

–	Anthony Watson (Chairman)

–	Sir Winfried Bischoff

–	Carolyn Fairbairn (from 1 June 2012)

–	Sir Julian Horn-Smith (until 17 May 2012)

–	Lord Leitch (until 29 February 2012)

–	David Roberts (also Chairman of the Risk Committee)

–	Tim Ryan

–	Sara Weller (from 1 February 2012)

During 2012, the Committee met 10 times and considered the following principal matters:

–	Review of remuneration arrangements for senior executives

–	Determination of the appropriate remuneration packages for a number of senior new hires

–	Determination of bonus pools based on Group performance and adjustment for risk

–	Performance conditions for the Long-Term Incentive Plan

–	Bonus and salary awards for Executive Directors and key senior managers

–	Approval of remuneration and terms of service that fall within the Committee’s terms of reference, including new appointments

–	Feedback from the Remuneration Committee Chairman on his meetings with the FSA and shareholders

We thank all committee members for their commitment during the last year and attendance at meetings.

The Committee appoints independent consultants to provide advice on specific matters according to their particular expertise. During the year, Deloitte LLP advised the Committee. Deloitte has voluntarily signed up to the Remuneration Consultants’ Code of Conduct and are judged by the Committee to be independent. Deloitte’s fees for 2012 for advising the Committee amounted to £336,000.

During 2012, Deloitte provided information on behalf of the Committee for the testing of TSR performance conditions for the Group’s long-term incentive plans (calculated by reference to both dividends and growth in share price).

Deloitte also provided other consulting, tax and advisory services to Lloyds Banking Group during the year, but did not provide advice on executive remuneration matters other than for the Committee.

COMPENSATION

António Horta-Osório, Cathy Turner (as Chief Administrative Officer from 1 June 2012), Angie Risley (Group HR Director until 31 August 2012), Rupert McNeil (Group HR Director from 1 September 2012), Liz Jackson (HR Director, Reward until 31 March 2012) and Paul Hucknall (HR Director, Reward from 1 April 2012) provided guidance to the Committee (other than for their own remuneration). Juan Colombás (Chief Risk Officer), Tim Tookey (Group Finance Director until 24 February 2012) and George Culmer (Group Finance Director from 16 May 2012) also attended the Committee to advise as and when necessary on risk and financial matters.

The proposals for the package to be offered to our Executive Directors in 2012 were detailed within Compensation for 2011 and were voted upon within the 2012 Annual General Meeting. The shareholder votes submitted at the meeting, either directly, by mail or by proxy, were as follows:

	Votes cast (number of shares – millions)	Percentage of votes cast	Percentage of total issued share capital

Votes in favour	48,784	97.66%	70.26%
Votes against	1,170	2.34%	1.69%
Abstentions	1,353	—	1.95%

DILUTION LIMITS

The following charts illustrate the shares available for the Group’s share plans.

PERFORMANCE GRAPH

The graph below illustrates the performance of the Group measured by TSR against a ‘broad equity market index’ over the past five years. The Group has been a constituent of the FTSE 100 index throughout this five year period.

COMPENSATION

DIRECTORS’ EMOLUMENTS FOR 2012 (AUDITED)

		Other benefits				Performance-
	Salaries/ fees £000	Pension allowance[1] £000	One-off payments[2] £000	Other cash benefits[3] £000	Non-cash benefits[4] £000	related payments[5,6] £000	2012 Total £000	2011 Total £000
Current Directors who served during 2012
Executive Directors
António Horta-Osório	1,061	549	171	54	59	1,485	3,379	1,765
M G Culmer (from 16 May 2012)	451			17		700	1,168	—
Non-Executive Directors
Sir Winfried Bischoff	700			12	3		715	713
Lord Blackwell (from 1 June 2012)	101						101	—
C J Fairbairn (from 1 June 2012)	58						58	—
A M Frew	100						100	100
D L Roberts	202						202	140
T T Ryan	115						115	115
M A Scicluna	130						130	130
Anthony Watson	152						152	115
S V Weller (from 1 February 2012)	87						87	—
Former Directors who served during 2012
Sir Julian Horn-Smith (until 17 May 2012)	40						40	100
Lord Leitch (until 29 February 2012)	53						53	320
G R Moreno (until 17 May 2012)	69						69	125
G T Tate (until 6 February 2012)	492	82		21	32		627	1,218
T J W Tookey (until 24 February 2012)	104	19	38	8	7		176	939
	3,915	650	209	112	101	2,185	7,172	5,780

1

Following changes to the amount of tax relief available on pension contributions in each year, Directors may elect to receive some or all of their allowances as cash. Contributions into the pension scheme shown on page 159 are commensurately reduced.

2

One-off payments comprise a contractual cash payment to António Horta-Osório as part of the buyout of his benefits from his previous employer and an allowance to Tim Tookey to reflect his additional responsibilities as Interim Group Chief Executive.

3	Other cash benefits include flexible benefits payments (4 per cent of basic salary) and payments to certain directors who elect to take cash rather than a company car under the car scheme.

4

The non-cash benefits column includes amounts relating to the use of a company car, use of a company driver and private medical insurance. It also includes a spouse’s travel allowance for Truett Tate and the value of any matching shares which are received under the terms of Sharematch, through which employees have the opportunity to purchase shares up to a maximum of £125 per month and receive matching shares on a one for one basis up to a maximum value of £30 per month, rounded down to the nearest whole share.

5

The award for Mr Horta-Osório will be delivered in the form of a conditional share award. This will be subject to the normal performance adjustment policy and will only vest if a share price of 73.6p has been reached for a given period of time or if the Government has sold at least 33 per cent of its shareholding prices above 61p. This award will not be released before the fifth anniversary of the award and will be forfeited if neither of the conditions has been met by that date. The Board believes that these conditions are in the interests of all shareholders and support our common aim of repaying the taxpayer.

6	The award for Mr M G Culmer will be subject to 100 per cent deferral into shares until at least 2015.

COMPENSATION

INDEPENDENT NON-EXECUTIVE DIRECTORS’ FEES (2012)

	Board	Deputy Chairman	Senior Independent Director	Audit Committee	Remuneration Committee	Nomination & Governance Committee	Risk Committee	SWG Board fees[1]	2012 Total
Lord Blackwell	38			11			9	43	101
C J Fairbairn	38			11	9				58
A M Frew	65			20			15		100
Sir Julian Horn-Smith	26				6	2	6		40
Lord Leitch	11	17		3	2			20	53
G R Moreno	25	21	23						69
D L Roberts	65	62		20	15		40		202
T T Ryan	65			20	15		15		115
M A Scicluna	65			50			15		130
Anthony Watson	65		37	20	30				152
S V Weller	59				14		14		87

[1]	Scottish Widows Group Ltd

DIRECTORS’ PENSIONS (AUDITED)

The Executive Directors are members of the Lloyds Banking Group defined contribution pension scheme. In previous years the Group also operated a defined benefit pension scheme, however there are now no Directors accruing further pensionable service on a defined benefit basis.

Benefits from a registered pension scheme are subject to the Lifetime Allowance, currently £1.5 million, which is equivalent to an annual pension of £75,000. Any benefit in excess of this amount will incur a tax charge for the individual. The Group has agreed that if an Executive Director has benefits in excess of the Lifetime Allowance he may cease to accrue benefits in the Scheme and receive a salary supplement as an alternative. This will not cost the Group more than the current arrangements. The Group will not compensate any individual in respect of any tax liability arising from the provision of pension.

DEFINED CONTRIBUTION SCHEME MEMBERS

During the year to 31 December 2012 the Group has made the following contributions to the defined contribution scheme:

£000
António Horta-Osório	18
T J W Tookey[1]	5

[1]	Contributions were made for two months only.

COMPENSATION

INTERESTS IN SHARE OPTIONS (AUDITED)

	At 1 January 2012	Granted during the year	Exercised during the year	Lapsed during the year	At 31 December 2012	Exercise price	Exercise periods

							From	To	Notes

António Horta-Osório	1,452,401	—	—	—	1,452,401	—	15/6/2011	30/3/2021	a
	662,116	—	—	—	662,116	—	31/1/2012	30/3/2021	a
	1,452,401	—	—	—	1,452,401	—	15/6/2012	30/3/2021	a
	438,846	—	—	—	438,846	—	31/1/2013	30/3/2021	a
	1,707,763	—	—	—	1,707,763	—	15/6/2013	30/3/2021	a, b

M G Culmer	—	2,216,187	—	—	2,216,187	—	1/4/2013	31/3/2018	b, c
	—	2,243,816	—	—	2,243,816	—	1/4/2014	31/3/2019	b, c

Former Directors who served during 2012

G T Tate	129,820	—	—	—	129,820	207.97p	18/3/2007	31/1/2014	d, f, i
	55,147	—	—	—	55,147	199.91p	12/8/2007	31/1/2014	d, f, i
	499,709	—	—	—	499,709	235.26p	17/3/2008	31/1/2014	e, f, i
	19,399	—	—	—	19,399	46.78p	1/2/2013	31/7/2013	b, g, j

T W Tookey	19,399	—	—	19,399	—	46.78p			g, h

a	Share buy out award granted on 30 March 2011 for the loss of deferred share awards forfeited on leaving the Santander Group. Awards are consistent with those forfeited and have a nil option price.

b	Not exercisable as the option has not been held for the period required by the relevant scheme.

c	Executive share award granted on 6 August 2012 for the loss of deferred share awards forfeited on leaving RSA Insurance Group plc.

d	Executive option granted between March 2004 and August 2004.

e	Executive option granted between March 2005 and August 2005.

f	Exercisable to the extent that the performance condition vested.

g	Sharesave.

h	Option lapsed on date of leaving.

i	Exercisable for a period of one year from date of leaving.

j	Exercisable for a period of six months from date of leaving.

None of the other directors at 31 December 2012 had options to acquire shares in Lloyds Banking Group plc or its subsidiaries.

The market price for a share in the Company at 1 January 2012 and 31 December 2012 was 25.91p and 47.92p, respectively. The range of prices between 1 January 2012 and 31 December 2012 was 25.295p to 49.25p.

The following table contains information on the performance conditions for executive options granted since 2004. The Remuneration Committee chose the relevant performance conditions because they were felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

Options granted	Performance conditions

March 2004 – August 2004

That the Company’s ranking based on TSR over the relevant period against a comparator group (17 UK and international financial services companies including Lloyds Banking Group) must be at least ninth, when 14 per cent of the option would be exercisable. If the Company was ranked first in the group, then 100 per cent of the option would be exercisable and if ranked tenth or below the performance condition would not be met.

Options granted in 2004 became exercisable as the performance condition was met on the re-test. The performance condition vested at 24 per cent for Truett Tate’s March option and at 14 per cent for all other options granted to Executive Directors during 2004.

March 2005 – August 2005

That the Company’s ranking based on TSR over the relevant period against a comparator group (15 companies including Lloyds Banking Group) must be at least eighth, when 30 per cent of the option would be exercisable. If the Company was ranked first to fourth position in the group, then 100 per cent of the option would be exercisable and if ranked ninth or below, the performance condition would not be met.

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

COMPENSATION

LLOYDS BANKING GROUP LONG-TERM INCENTIVE PLAN (AUDITED)

The following table shows conditional shares awarded under the plan.

	At 1 January 2012	Awarded during the year	Vested during the year	Lapsed during the year	At 31 December 2012	End of performance period	Notes

António Horta-Osório	7,154,187	—	—	—	7,154,187	31/12/2013
	—	9,644,684	—	—	9,644,684	31/12/2014	a

M G Culmer	—	4,657,045	—	—	4,657,045	31/12/2014	a

Former Directors who served during 2012

G T Tate	1,424,778	—	—	—	1,424,778	31/12/2011
	2,137,169	—	—	2,137,169	—	31/12/2011
	3,175,748	—	—	—	3,175,748	31/12/2012	b
	3,159,517	—	—	—	3,159,517	31/12/2013	d

T J W Tookey	1,335,730	—	—	1,335,730	—	31/12/2011	c
	2,003,597	—	—	2,003,597	—	31/12/2011	c
	2,977,264	—	—	2,977,264	—	31/12/2012	b, c
	2,962,047	—	—	2,962,047	—	31/12/2013	c

a	Award price 34.786p.

b	The Absolute Share Price element of this award has an end of performance period date of 26 March 2013.

c	Mr Tookey’s unvested awards all lapsed upon his departure from the Group on 24 February 2012.

d	Mr Tate’s awards will continue, but will be pro-rated to reflect the number of months employed during each performance period.

The following table contains information on the performance conditions for awards made under the long-term incentive plan. The Remuneration Committee chose the relevant performance conditions because they were felt to be challenging, aligned to shareholders’ interests and appropriate at the time.

LTIP awarded	Performance conditions

April 2009

Earnings per share (EPS): The release of 50 per cent of the shares was dependent on the extent to which growth in EPS achieved cumulative EPS targets over the three year period from January 2009 to December 2011.

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

The performance conditions were met and the awards vested to participants in full. On 14 March 2012 it was determined that the Award would not be transferred or issued to the current and former Executive Directors.

COMPENSATION

LTIP awarded	Performance conditions

March 2010

EPS: Relevant to 36 per cent of the award. Performance to be measured based on absolute improvement in adjusted EPS over the three financial years starting on 1 January 2010 relative to an adjusted fully diluted 2009 EPS base.

Economic Profit: Relevant to 36 per cent of the award. Performance to be measured based on the compound annual growth rate of adjusted Economic Profit over the three financial years starting on 1 January 2010 relative to 2009 adjusted Economic Profit base.

	Absolute Share Price: Relevant to 28 per cent of the award. Performance to be measured based on the Absolute Share Price on 26 March 2013, being the third anniversary of the award date.

	At the end of the performance period, it has been assessed that none of the performance conditions has been met and therefore the Awards will not vest.

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

March 2011	EPS: Relevant to 33 1/3 per cent of the award. Performance will be based on 2013 EPS outcome.

	Economic Profit: Relevant to 33 1/3 per cent of the award. The performance target is based on 2013 adjusted Economic Profit.

	Absolute Total Shareholder Return: Relevant to 33 1/3 per cent of the award. Performance will be measured against the annualised return over the three year period ending 31 December 2013.

	The targets are:

	EPS	Vesting %	Target

	Threshold	25%	6.4p
	Maximum	100%	7.4p

	Vesting between threshold and maximum will be on a straight line basis.

	ECONOMIC PROFIT	Vesting %	Target

	Threshold	25%	£567m
	Maximum	100%	£1,234m

	Vesting between threshold and maximum will be on a straight line basis.

	ABSOLUTE TOTAL SHAREHOLDER RETURN	Vesting %	Annualised Absolute Shareholder Return

	Threshold	25%	8%
	Maximum	100%	14%

	Vesting between threshold and maximum will be on a straight line basis.

COMPENSATION

March 2012 and September 2012	Economic Profit: Relevant to 30 per cent of the award. The performance target is based on 2014 adjusted Economic Profit.

	Absolute Total Shareholder Return: Relevant to 30 per cent of the award. Performance will be measured against the annualised return over the three year period ending 31 December 2014.

	Short-term funding as a percentage of total funding: Relevant to 10 per cent of the award. Performance will be measured relative to 2014 targets.

	Non-core assets at the end of 2014: Relevant to 10 per cent of the award. Performance will be measured by reference to balance sheet core assets at 31 December 2014.

	Net simplification benefits: Relevant to 10 per cent of the award. Performance will be measured by reference to the run rate achieved by end of 2014.

Customer satisfaction: Relevant to 10 per cent of the award. Performance will be measured by reference to the total number of FSA reportable complaints per 1,000 customers over the three year period to 31 December 2014.

	The targets are:

	ECONOMIC PROFIT	Vesting %	Target

	Threshold	25%	£160m
	Maximum	100%	£1,653m

	Vesting between threshold and maximum will be on a straight line basis.

	ABSOLUTE TOTAL SHAREHOLDER RETURN	Vesting %	Target

	Threshold	25%	12% per annum
	Maximum	100%	30% per annum

	SHORT-TERM FUNDING AS A PERCENTAGE OF TOTAL FUNDING	Vesting %	Target

	Threshold	25%	20%
	Maximum	100%	15%

	Vesting between threshold and maximum will be on a straight line basis.

	NON-CORE ASSETS AT END OF 2014	Vesting %	Target

	Threshold	25%	<=£95bn
	Maximum	100%	<=£80bn

	Vesting between threshold and maximum will be on a straight line basis.

	NET SIMPLIFICATION BENEFITS	Vesting %	Target

	Threshold	25%	£1.5bn
	Maximum	100%	£1.8bn

	Vesting between threshold and maximum will be on a straight line basis.

	CUSTOMER SATISFACTION	Vesting %	Target

	Threshold	25%	1.5
	Maximum	100%	1.3

	Vesting between threshold and maximum will be on a straight line basis.

Deloitte provided information for the testing of the TSR performance conditions for the Company’s long-term incentive plan. EPS is the Group’s normalised earnings per share as shown in the Group’s report and accounts, subject to such adjustments as the Remuneration Committee regards to be necessary for consistency.

COMPENSATION

DIRECTORS’ INTERESTS (AUDITED)

The beneficial interests of those who were Directors at 31 December 2012 in ordinary shares of Lloyds Banking Group were:

NUMBER OF SHARES

	At 1 January 2012 (or later date of appointment)	At 31 December 2012	At 28 February 2013

Executive Directors
António Horta-Osório[1]	1,067,099	1,407,780	1,408,359[2]
M G Culmer	872,475	874,966	875,546[2]
Non-Executive Directors
Sir Winfried Bischoff	1,100,000	1,300,000
Lord Blackwell	—	50,000
C J Fairbairn	—	—
A M Frew	300,000	300,000
D L Roberts	968,641	968,641
T T Ryan[1]	400,877	400,877
M A Scicluna	92,572	92,572
Anthony Watson	376,357	476,357
S V Weller	100,000	150,000

[1]	Shareholdings held by Mr A Horta-Osório and Mr T T Ryan are either wholly or partially in the form of ADRs.

[2]

The change to beneficial interests for Mr A Horta-Osório and Mr M G Culmer relate to ‘partnership’ and ‘matching’ shares acquired under the Lloyds Banking Group Share Incentive Plan between 31 December 2012 and 28 February 2013.

A summary of transactions undertaken in the year, including share plan awards vested plus open market purchases and sales made by Directors is shown on page 165.

None of those who were Directors at the end of the year had any other interest in the capital of Lloyds Banking Group plc or its subsidiaries.

The register of Directors’ interests, which is open to inspection, contains full particulars of Directors’ shareholdings and options to acquire shares in Lloyds Banking Group.

COMPENSATION

EMOLUMENTS OF THE EIGHT HIGHEST PAID SENIOR EXECUTIVES (UNAUDITED)

Emoluments of the eight highest paid senior executives can be found on the Group’s website at www.lloydsbankinggroup.com

DIRECTORS’ INTERESTS – SUMMARY OF AWARDS VESTED, PURCHASES AND SALES MADE BY DIRECTORS IN 2012 (UNAUDITED)

	At 1 January 2012 (or appointment date)	Transactions during year		Notes	31 December 2012

		Date	Shares

Executive Directors

António Horta-Osório	1,067,099	14/5/12	340,000	Purchase (85,000 ADRs)
		monthly	681	2012 Share Incentive Plan purchase and matching shares	1,407,780

M G Culmer	872,475	16/5/12	872,169	872,169 Shares purchased on appointment
		monthly	2,491	2012 Share Incentive Plan purchase and matching shares	874,966

Non-Executive Directors

Sir Winfried Bischoff	1,100,000	2/8/12	200,000	Purchase	1,300,000

Lord Blackwell	—	12/6/12	50,000	Purchase	50,000

C J Fairbairn	—				—

A M Frew	300,000				300,000

D L Roberts	968,641				968,641

T T Ryan	400,877				400,877

M A Scicluna	92,572				92,572

Anthony Watson	376,357	21/5/12	100,000	Purchase	476,357

S V Weller	100,000	4/5/12	50,000	Purchase	150,000

CORPORATE GOVERNANCE

STATEMENT ON US CORPORATE GOVERNANCE STANDARDS

As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds Banking Group plc’s main listing is on the London Stock Exchange, it follows the principles contained in the UK Corporate Governance Code issued by the UK Financial Reporting Council (the UK Code). The Group has complied with the provisions of the UK Code and has done so throughout 2012 regarding the provisions where the requirements are of a continuing nature. Key differences are set out below.

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

Under the NYSE corporate governance listing standards, the remuneration, nomination and governance committees of domestic US companies must be comprised of entirely independent directors. However for Lloyds Banking Group plc, again consistent with the principles of the UK Code, the Remuneration Committee and the Nomination and Governance Committee include the Chairman, with all other members being independent non-executive directors.

DIRECTORS’ CONFLICTS OF INTEREST

The Board, as permitted by the Company’s articles of association, has authorised all potential conflicts of interest that have been declared by individual directors. Decisions regarding these conflicts of interest could be and were only taken by directors who had no interest in the matter. In taking the decision, the directors acted in a way they considered, in good faith, would be most likely to promote the Company’s success. The directors have the ability to impose conditions, if thought appropriate, when granting authorisation. Any authorities given are reviewed periodically, and as considered appropriate, and at least every 15 months. No director is permitted to vote on any resolution or matter where he or she has an actual or potential conflict of interest. The Board confirms that no material conflicts were reported to it during the year.

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

To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairmen. Terms of reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the membership, role and activities of each of the Committees can be found on page 172 and pages 174 to 177.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE REPORT

The Board is committed to achieving long term success for the Company by being the best bank for customers and generating stable and sustainable returns for shareholders. Fundamental to the Board’s strategy are high standards of corporate governance designed to ensure rigour in the Board’s discussions and decision making. This report explains how those corporate governance standards, in particular, those laid down in the 2010 edition of the Financial Reporting Council (FRC)’s UK Corporate Governance Code (the Code), apply in practice to ensure that the Board and management work together for the long term benefit of the Company and its shareholders. The Code can be accessed at www.frc.org.uk. In 2012, the Code was reviewed by the FRC and amendments were introduced that will apply to financial periods commencing after 1 October 2012 (the New Code). Wherever appropriate, the Board has sought in 2012 to apply the provisions of the New Code.

LEADERSHIP

ROLE OF THE BOARD

The Board is collectively responsible for the long term success of the Company. It achieves this by:

–	setting the strategy and overseeing delivery against it;

–	establishing the culture, values and standards of the Group;

–	ensuring that the Group manages risk effectively through the approval and monitoring of the Group’s risk appetite and a robust risk management framework;

–	monitoring financial performance and reporting, including the approval of the Group’s Annual Report and Accounts; and

–	oversight of resources including people and other key resources e.g. IT, and by ensuring that appropriate and effective remuneration policies and succession planning arrangements are in place.

To assist the Board in carrying out its functions and to provide independent oversight of the internal control and risk management framework, a substantial part of the Board’s responsibilities are delegated to the Board’s Committees. Each of the Committees is chaired by an experienced Chairman and comprises Independent Non Executive Members only. All Non-Executive Directors serve on at least two Committees. The Board is kept up to date on the activities of the Committees through reports from the Committee Chairmen at each board meeting. Terms of Reference for each of the Committees can be found on the Group’s website at www.lloydsbankinggroup.com and information on the membership, role and activities of each of the Committees can be found on page 172 and pages 174 to 177.

Delegation of specialist matters to the Committees allows a degree of rigour and scrutiny that would not be possible by the Board acting alone. Matters of particular importance such as funding and liquidity, the Internal Capital Adequacy Assessment Process, provisioning and risk appetite are debated thoroughly by the relevant Committee but need to be approved by the Board as a whole.

The Board believes that the Committees are operating effectively. The 2012 Board Effectiveness Review carried out by Independent Audit summarised the performance of the Committees as follows:

“A distinctive characteristic of the Board governance at Lloyds Banking Group is that much of the Board’s work is done in the Committees ...The Committees themselves are very highly regarded by management and Non Executive Directors alike, the Group believes entirely justifiably. Their high performance contributes a very large element of the overall positive picture.”

In addition to the standing committees, the Board also established ad hoc committees during the year to oversee management’s response to the industry investigation into LIBOR and the FSA investigation into HBOS. Both Committees were set up as sub-committees of the Risk Committee and are chaired by David Roberts, Chair of the Risk Committee.

AUTHORITY AND DELEGATION

The Board operates through a Governance Framework which is reviewed at least annually to ensure that it remains fit for purpose. The Governance Framework comprises the Board Governance Framework, the Executive Governance Framework and the Group Subsidiaries Manual, each of which are explained below.

The Board Governance Framework is, in effect, the Board’s operating manual and sets out:

–

the matters that the Board has reserved to itself, including: the development and setting of strategy and long term objectives; approval of the medium term plan and financial budgets; capital and structure of capital; significant contracts; and various statutory and regulatory approvals;

–	delegation of the responsibility for day to day management of the business to the Group Chief Executive;

–	terms of reference of, and delegations to, the Board Committees to ensure an appropriate level of independent oversight by Non-Executive directors; and

–	the respective roles and responsibilities of each of the Chairman, Group Chief Executive, Senior Independent Director and Non-Executive Directors.

A summary of the Board Governance Framework is available in the Governance section of the Group’s website at www.lloydsbanking.com.

The Executive Governance Framework is the means by which the Group Chief Executive delegates responsibilities at executive level to assist him in carrying out his duties. The Group Chief Executive reserves certain matters to himself and, subject to financial limits, delegates responsibilities to the Executive Directors, his direct reports and other senior executives who collectively make up the Group Executive Committee. The Executive Governance Framework provides for delegation to individuals and not to committees.

Through the adoption of consistent and proportionate standards, the Group Subsidiaries Manual helps the Group to manage the legal, regulatory and reputational risks associated with its subsidiary entities by providing guidance on the required governance structures and controls having regard to the nature and risk profile of the entity.

CORPORATE GOVERNANCE

ROLES OF THE CHAIRMAN AND CHIEF EXECUTIVE

There is a clear division of responsibilities at the head of the Company. The Chairman has overall responsibility for the leadership of the Board while the Group Chief Executive manages and leads the business.

The responsibilities of the Chairman are set out in the Board Governance Framework and include:

–	leadership of the Board;

–	promoting the highest standards of corporate governance;

–

oversight of the content of the Board meeting agendas to ensure that the Board devotes its time and attention to the right matters. Agendas are finalised at Board Agenda Review meetings involving the Chairman, Group Chief Executive and Company Secretary. The Deputy Chairman and Senior Independent Director also attend;

–	effective communication with shareholders and development of understanding of the views of shareholders;

–	leading and, with the assistance of the Company Secretary, attending to the identification and provision of induction, training and development needs for Directors and the Board generally;

–	ensuring, with the support of the Company Secretary, that Directors receive timely and relevant information and are kept advised of key developments, both during and between formal meetings;

–	encouraging open dialogue between directors and to this end, he meets regularly with the Non-Executive Directors in the absence of Executive Directors in private sessions; and

–	building an effective and complementary Board, and in conjunction with the Nomination & Governance Committee, planning succession in Board appointments.

The 2012 Board Effectiveness Review summarised the Chairman’s contribution as follows:

“The Chairman has brought the Board through an exceptionally difficult time. He is much respected for his wisdom and experience, and for rebuilding the Board to its present high quality. He has been instrumental in the Group establishing good relationships with external stakeholders and is widely trusted.”

In addition to the Board Effectiveness Review (the process for which is described on page 170), a separate review of the Chairman’s performance is undertaken annually by the Non-Executive Directors. For 2012, the review was led by Anthony Watson, Senior Independent Director, who also provided feedback to the Chairman on the findings. The review focused on three key areas: leadership of the Board; effectiveness; and relations with shareholders. The review was carried out through a questionnaire sent to all directors, follow up meetings with individual Directors, and a detailed discussion with the Non-Executive Directors in the absence of the Chairman.

The Group Chief Executive is responsible for:

–	managing the business of the Group, in accordance with the strategy and long term objectives approved by the Board;

–	incurring capital and revenue expenditure, as appropriate, to meet the objectives set by the Board; and

–	making decisions in all matters affecting the operations, performance and strategy of the Group’s businesses, with the exception of those matters reserved to the Board.

Following a period of absence in 2011, the details of which were explained in last year’s report, the Group Chief Executive, António Horta-Osório, returned to work in January 2012. The Board has been impressed with his energy and commitment to the role as evidenced by the demonstrable progress made in delivering the strategy. The Board through the Chairman continues to monitor his progress and is confident that he has fully recovered.

BOARD EFFECTIVENESS AND GOVERNANCE

The Chairman of the Board leads the rolling review of the Board’s effectiveness through, and with the support of, the Nomination & Governance Committee, which he also chairs. To ensure a broad representation of independent views, including perspectives from each of the Committees, membership of the Nomination & Governance Committee comprises the Chairman, the Deputy Chairman, the Senior Independent Director and the Chairmen of the Audit, Risk and Remuneration Committees. Prior to his retirement from the Board in May 2012, Sir Julian Horn-Smith (Independent Non-Executive Director) was also a member. The Group Chief Executive attends meetings as appropriate. Key activities of the Nomination & Governance Committee are summarised in the Committees’ section on page 176. Given the importance of its role in ensuring effective governance of the Board, further detail of the essential aspects of the Nomination & Governance Committee are provided here.

BOARD COMPOSITION

The Nomination & Governance Committee is responsible for assisting the Chairman in reviewing the overall composition of the Board, including its size, structure, independence and diversity. To ensure transparency and consistency, the Board has established principles that underpin its approach to Board composition.

BOARD SIZE

The Board should be of sufficient size to reflect a broad range of views and perspectives whilst allowing all Directors to participate effectively in meetings. At year end, the Board comprised 11 directors, down from 12 in 2011. The size of the Board is within the optimal range set by the Nomination & Governance Committee.

SKILLS AND EXPERIENCE

The primary consideration when determining effectiveness is to ensure that the Board represents a mix of backgrounds and experience that will enhance the quality of its deliberations and decisions.

CORPORATE GOVERNANCE

As part of the ongoing review of composition, specific skills required by the Board are identified with reference to the overall skills of the Board at the time, the need to address longer term succession and current business priorities. All Directors are required to have good – and in most cases have deep – experience and understanding of the banking and financial services sector. The complexity of the Group means that broader skills are also required. Maintaining the right balance is an ongoing priority. More information on the background and experience of the Group’s Directors is set out on pages 148 and 149.

The 2012 Board Effectiveness Review concluded that:

“The Chairman is credited with having assembled a very high calibre and committed Board. Recent appointments have brought a wide range of experience, going beyond the core areas of retail banking and insurance to bring additional understanding of, in particular, consumer needs.”

INDEPENDENCE

The Board’s preference is to ensure a strong majority of independent Directors. At year end, the Board comprised two Executive Directors, eight independent Non-Executive Directors and the Chairman who was independent on appointment.

The Nomination & Governance Committee is responsible for the ongoing assessment of the independence of Non-Executive Directors. In assessing independence, the Committee does not rely solely on the Code criteria but considers whether, in fact, the Non-Executive Director is demonstrably independent and free of relationships and other circumstances that could affect their judgement. It does this with reference to the individual performance and conduct in reaching decisions. It also takes account of any relationships that have been disclosed and authorised by the Board. Based on its assessment for 2012, the Nomination & Governance Committee is satisfied that, throughout the year, all Non-Executive Directors remained independent as to both character and judgement.

DIVERSITY

The Board places great emphasis on ensuring that its membership reflects diversity in the broadest sense including diversity of gender, ethnicity and background. The combination of personalities on the Board provides a good range of perspectives and challenge.

The Board continues to focus on improving gender diversity. With the appointments of Sara Weller and Carolyn Fairbairn as Non-Executive Directors in 2012, the Board has shown demonstrable progress, raising the percentage of female representation on the Board from 8 per cent to 27 per cent, exceeding the 2015 target of 25 per cent recommended by the Davies Review.

To assist in its search for Non-Executive Directors, the Nomination & Governance Committee engaged the services of JCA Group and Egon Zehnder, who are both signatories to the 30% Club’s voluntary Code of Conduct and which promotes best practice for related search processes. Neither JCA Group nor Egon Zehnder are connected with the Group in any other capacity.

The 2012 Board Effectiveness review remarked that:

“The Board scores particularly well on diversity …through having a very good combination of different backgrounds and personalities. The mix seems to provide a good range of perspectives with at least one of the group usually ready to challenge from an unexpected angle.”

Whilst gender diversity is improving at the Board level, the Board recognises that more needs to done to improve the representation of women in senior management roles. The following table details the percentage of women employed at various levels of seniority within the Group at 31 December 2012 compared with statistics at the same date in 2011.

	Workforce Gender Representation

	Female Board Members	Female Senior Managers	Female Managers	All Female Staff

2012	27%	28%	45%	60%
2011	8%	26%	43%	60%

The Board recognises that senior management is the feeder group from which future directors may eventually be selected. To improve the representation of women in these roles, the Group has implemented a variety of initiatives. These include: the Breakthrough Women’s Network, which boasts a talent pool in excess of 4,000 members; and Footprints in the Snow, a female role model programme that showcases the career paths of the Group’s most senior women, providing footprints and stepping stones for other women to follow, be inspired by and succeed. In addition, the Group has a leading suite of policies to support working parents to achieve a sustainable work life balance. These efforts have been recognised by the Group’s positive placing in the Times Top 50 Employers for Women and through the Breaking the Mould awards.

SUCCESSION PLANNING

The Nomination & Governance Committee oversees the Board’s arrangements for the longer term succession of Board and Committee members.

Non-Executive Director succession planning is addressed as part of the ongoing review of Board composition. The policy takes account of the need to regularly refresh the intake of Non-Executives to bring new, diverse perspectives to the Board and its deliberations, to ensure appropriate representation on each of the Board’s Committees and to plan for longer term succession. The average tenure of the Non-Executive Directors is approximately two and a half years. Following the move to annual re-election of directors, Non-Executive Directors are appointed on a rolling 12 month basis.

The Chairman is responsible for developing and maintaining a succession plan in relation to the Group Chief Executive and for reviewing the plan with the Nomination & Governance Committee at least annually. A detailed exercise was undertaken in 2012 to identify potential internal and external successors to the Group Chief Executive both for contingency purposes and on a longer term development basis. The Nomination & Governance Committee and the Board are responsible for oversight of the process for succession, management development of the most senior executives both at and below Board level, including Executive Directors and members of the Group Executive Committee. The primary responsibility for developing and maintaining a succession plan for key leadership positions in the senior executive team rests with the Group Chief Executive. Arrangements are reviewed with the Nomination & Governance Committee at least annually with the latest review taking place in September 2012.

CORPORATE GOVERNANCE

BOARD EFFECTIVENESS REVIEW

The annual evaluation of the Board’s effectiveness provides an opportunity to consider ways of identifying greater efficiencies, maximising strengths and highlighting areas for further development.

After conducting external reviews in 2009 and 2010, we conducted an internal review in 2011. Key actions arising from that review included the need for increased focus on executive succession and improving the quality and timeliness of board papers. Both of these have been addressed in 2012 to the Board’s satisfaction. As explained below, further improving the information provided to the Board to reflect the refocusing of the agenda will remain a priority for 2013.

In 2012, the Board engaged Independent Audit to conduct a review. Independent Audit, which has no other connection with the Group, considered the Board’s performance principally by reference to the balance of skills, experience, independence and knowledge of the Group, its diversity, including gender, and how the Board works together as a unit. The evaluation was conducted between October and December 2012 and consisted of:

–	one to one interviews with the Directors, the Company Secretary, members of the Group Executive Committee and other senior management;

–	observation of Board and Committee meetings held in November 2012; and

–	a review of the 2012 Board and Committee minutes and a selection of papers.

The findings of the 2012 review stressed the progress made under the Chairman’s leadership with strong support from experienced Committee Chairmen. It identified a number of key strengths including: a high calibre and committed Board with a wide range of skills; a high degree of trust between Executive and Non-Executive directors; extensive contact between the Non-Executive directors and management at various levels; and a clear programme to strengthen the Board’s governance and oversight of the Insurance business. Inevitably, it also identified areas for further efficiencies and effectiveness.

The 2012 review was conducted following a period of significant transformation of the Board, with a substantial change in its membership. The period was marked by a discernible shift from crisis management towards building a sustainable business. This move towards recovery provides an opportunity to refocus the Board’s attention. The 2013 action plan centres around the following key themes:

–

Refocusing of the Board Agenda. As the business continues to stabilise, the Board will look to spend an increasing proportion of its time on forward looking matters, reducing the time it spends on operational and business critical matters. A refocusing of the agenda is planned to allow more time for strategic discussion and debate. The content of board packs will also be reviewed to ensure that Directors receive the information they need including more routine reporting of strategic matters centred around customers, competitors, colleagues and culture.

–

Working together. Given the relative ‘newness’ of the Board, further opportunities will be sought for Directors, particularly Non-Executive Directors, to meet outside formal meetings to assist them in coming together as a team. The cycle of Board meetings and events will be reviewed to allow greater opportunity for Directors to spend time together outside the boardroom.

–

Continuing development. After the induction period, ongoing training is primarily provided at Board meetings or via ‘deep dive’ sessions. A more structured approach to continuing development will be introduced along similar lines to the induction programme which includes a series of half day workshops and focused training sessions.

The Company will report on the progress of the above action plan in the 2013 Annual Report.

APPOINTMENTS

In 2012, as part of its longer term succession planning, the Board identified the need for a number of new Directors. The Nomination & Governance Committee, supported by executive search firms JCA Group and Egan Zehnder respectively, conducted the search for the following appointments which were made during 2012:

–	Sara Weller, Non-Executive Director, who was nominated for her strong customer advocacy and technology experience in February 2012;

–	George Culmer, Executive Director, who was appointed Group Finance Director in May 2012;

–	Lord Blackwell, Non-Executive Director and Chair of the Insurance Board, who was appointed for his insurance, banking and consulting expertise in June 2012; and

–	Carolyn Fairbairn, Non Executive Director, who was appointed for her digital and on-line, strategy, public policy and regulatory knowledge in June 2012.

On 28 February 2013, the Group announced that Nick Luff would join the Board on 5 March 2013 as a Non-Executive Director and, in due course, successor to Martin Scicluna as Chair of the Audit Committee. Nick, who has over 10 years experience as a finance director, has recent and relevant financial expertise and a sound understanding of internal reporting and controls.

The Nomination & Governance Committee is currently conducting the search for Tim Ryan’s successor.

In August 2012, Claire Davies succeeded Harry Baines as Company Secretary. Harry is thanked for his dedication and wise counsel.

ELECTION AND RE-ELECTION

All Directors appointed to the Board since the annual general meeting in 2012 will stand for election at the 2013 annual general meeting. All other Directors will retire and those willing to serve again will submit themselves for re-election at the annual general meeting. Biographies of all current Directors are set out on pages 148 and 149. Details of the Directors seeking election or re-election at the annual general meeting are set out in the Notice of Meeting.

CORPORATE GOVERNANCE

TIME COMMITMENT

As in recent years, the time commitment demanded of Non-Executive Directors in 2012 remained substantially in excess of the time envisaged within the terms of their appointment. However, the Board timetable returned to largely scheduled meetings as the need for ad hoc meetings declined. The average expected time commitment for Non-Executive Directors (including attendance at Committee meetings) is between 30 – 35 days. For Committee Chairs, this increases to 40 – 50 days with the Senior Independent Director and Deputy Chairman spending considerably more than 50 days on the Company’s business. All of these expected time commitments were significantly exceeded in 2012.

There has been no increase to Non-Executive Director fees since January 2008.

ATTENDANCE AT MEETINGS

In 2012, a total of 10 Board meetings were held of which eight were scheduled at the start of the year. In addition, Board members attended the Annual General Meeting held in Edinburgh and a two day off-site strategy session. The attendance of Directors at Board meetings and at meetings of the Audit, Nomination & Governance, Remuneration and Risk Committees is shown in the table below. Whilst all Directors are invited to, and regularly attend other Committee meetings, only their attendance at Committees of which they are members is recorded in the table below.

	Lloyds Banking Group Board						Nomination & Governance Committee

	Scheduled Meetings		Ad hoc Meetings		Audit Committee				Remuneration Committee		Risk Committee

	Attended	Held[1]	Attended	Held[1]	Attended	Held[1,2]	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]

Current Directors who served during 2012
Sir Winfried Bischoff	8	8	2	2	—	—	3	3	10	10	6	6
António Horta-Osório	8	8	1	2	—	—	—	—	—	—	—	—
Lord Blackwell	4	4	—	—	11	11	—	—	—	—	3	3
M G Culmer	5	5	—	—	—	—	—	—	—	—	—	—
C J Fairbairn	4	4	—	—	10	11	—	—	4	4	—	—
A M Frew	8	8	2	2	15	15	—	—	—	—	6	6
D L Roberts	8	8	2	2	15	15	3	3	10	10	6	6
T T Ryan	8	8	2	2	6	7	—	—	10	10	5	6
M A Scicluna	7	8	2	2	14	15	3	3	—	—	5	6
Anthony Watson	7	8	1	2	14	15	3	3	10	10	—	—
S V Weller	7	7	1	1	—	—	—	—	8	8	5	5

Former Directors who served during 2012

Sir Julian Horn-Smith	3	4	1	2	—	—	1	1	3	6	2	3
Lord Leitch	1	2	1	1	1	2	1	1	2	4	—	—
G R Moreno	3	4	2	2	—	—	1	1	—	—	—	—
G T Tate	—	1	1	1	—	—	—	—	—	—	—	—
T J W Tookey	2	2	1	1	—	—	—	—	—	—	—	—

[1]	Number of meetings held during the period that the Director held office.

[2]	Includes four special purpose ‘deep dive’ meetings.

DIRECTORS’ INDUCTION

All Directors are expected to make an informed contribution based on an understanding of the Group’s business model and the key challenges facing the Group and its businesses. All Directors undergo an extensive induction programme comprising:

–	a corporate induction, including an introduction to the Board and the business. This includes a detailed overview of the Group, its strategy, operational structures and main business activities;

–	the roles and responsibilities of a director, including statutory duties and responsibilities of an FSA approved person; and

–	a bespoke induction programme tailored by the Chairman to the individual needs of the Director having regard to their specific role on the Board and their skills and experience to date.

BOARD TRAINING

The Board receives regular refresher training and information sessions to address current business or emerging issues. In the course of 2012, Non-Executives Directors undertook approximately 16 to 18 hours of training. This was delivered through a variety of means, including: sessions on matters such as capital and liquidity (including stress testing requirements); regulatory updates for approved persons; accounting development updates; and updates on credit rating agency developments. In addition, the Audit Committee hosted a series of ‘deep dives’ to which all Board members were invited, and which provided an in-depth review of the operations of each of the business divisions and of the latest accounting standards and operating methodologies.

CORPORATE GOVERNANCE

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

ACCOUNTABILITY

INTERNAL CONTROL

The Board is responsible for the establishment and review of the Group’s system of internal control, which is designed to ensure effective and efficient operations; quality of internal and external reporting; internal control; and compliance with laws and regulations. It should be noted, however, that such a system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. In establishing and reviewing the system of internal control, the Directors have regard to the nature and extent of relevant risks, the likelihood of a loss being incurred and the costs of control. It follows, therefore, that the system of internal control can only provide reasonable but not absolute assurance against the risk of material loss.

The Directors and senior management are committed to maintaining a control-conscious culture across all areas of operation. This is communicated to all employees by way of published policies and procedures and regular management briefings. A requirement to comply with internal control risk policies is a key component of individual staff objectives expressed in the balanced scorecard. Key business risks are identified, and these are controlled by means of procedures such as physical controls, credit, trading and other authorisation limits and segregation of duties. In addition, there is an annual control self assessment exercise whereby the key businesses and head office functions review specific controls and attest to the accuracy of their assessments. The assessment covers all enterprise-wide risk management categories and is in accordance with the principles of the UK Code. As in previous years, this exercise was completed for the year ended 31 December 2012. All returns have been satisfactorily completed and appropriately certified.

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

There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Company. This process has been in place for the year under review and up to the date of the approval of the annual report and is regularly reviewed by the Board. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is given within the Risk Management Report on pages 51 to 142.

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

Each year the Audit Committee establishes a limit on the fees that can be paid to the external auditors in respect of non-audit services and monitors quarterly the amounts paid to the auditors in this regard. The external auditors also report regularly to the Audit Committee on the actions that they have taken to comply with professional and regulatory requirements and current best practice in order to maintain their independence. This includes the rotation of key members of the audit team. Total auditor remuneration analysed between audit and other services is shown in note 11 to the financial statements on page F-37.

The Audit Committee evaluated the performance of the external auditors during the year and will continue to do so periodically. The Audit Committee did not consider it necessary to require an independent tender process this year. The lead audit partner is rotated every five years, the current audit partner having joined the audit team in 2011. The need for a further audit tender will be kept under consideration by the Committee and any recommendation to re-appoint the current auditors will be based on their continued satisfactory performance.

REMUNERATION

The Remuneration Committee, chaired by Anthony Watson, is responsible for overseeing the Group’s remuneration arrangements and compliance with the FSA’s Remuneration Code. The Remuneration Committee’s terms of reference are available on the website at www.lloydsbankinggroup.com.

An overview of the Remuneration Committee is set out on page 176. The work of the Remuneration Committee is explained in Compensation on pages 151 to 165.

CORPORATE GOVERNANCE

SHAREHOLDER ENGAGEMENT

The Board recognises the importance of promoting mutual understanding between the Company and its shareholders through greater engagement. In 2012, there was regular dialogue with institutional shareholders with more than 400 equity investor meetings undertaken in the year. Many of these meetings were undertaken by senior management (primarily the Group Chief Executive and Group Finance Director) or other Board members. The Chairman has also attended a number of meetings with shareholders to discuss governance and the Group’s strategic direction. Anthony Watson, the Chairman of the Remuneration Committee and the Senior Independent Director, regularly meets the larger shareholders to listen to their views and discuss executive remuneration issues.

The 2011 Remuneration Report received overwhelming support from shareholders at the 2011 annual general meeting with over 97 per cent of the shareholders approving the Report. This was achieved through tough action by the Remuneration Committee in exercising constraint over remuneration and through effective engagement with major shareholders.

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

The Company Secretary oversees communications with private shareholders. The Group’s annual general meeting provides an opportunity to meet the Group’s Directors and to hear more about the strategy of the Group. Shareholders are encouraged to attend the annual general meeting and to raise any questions at the meeting or in advance, using the email address shown in the pack which will be sent to shareholders in March 2013.

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP

Scottish Widows Investment Partnership, one of Europe’s largest asset managers and a Group company, complies with the principles of the Financial Reporting Council’s Stewardship Code. Details of Scottish Widows Investment Partnership’s approach to stewardship and corporate governance can be found on its website, www.swip.com.

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

The Group has adopted the Disclosure Code and its 2012 financial statements have been prepared in compliance with the Disclosure Code’s principles.

CONCLUSION

In conclusion, the Group confirms its compliance with all provisions of the Code throughout the year ending 31 December 2012. In addition, the Group has voluntarily applied certain New Code provisions, in particular the board diversity and evaluation provisions.

CORPORATE GOVERNANCE

BOARD COMMITTEES

Set out below is a summary of the membership and role of each of the Board Committees, along with the activities they performed during 2012. There is a standing invitation for all Non-Executive Directors to attend Committee meetings of which they are not members. Non-Executive Directors routinely attend Committees of which they are not members. All Committee terms of reference are available on the website, www.lloydsbankinggroup.com or from the Company Secretary.

COMMITTEE	PURPOSE

AUDIT

Chairman
Martin Scicluna

Members
Lord Blackwell
(from 1 June 2012)
Carolyn Fairbairn
(from 1 June 2012)
Anita Frew
Lord Leitch
(until 29 February 2012)
David Roberts
Tim Ryan
(until 1 September 2012)
Anthony Watson

To monitor, review and report to the Board on the formal arrangements established by the Board in respect of the financial and narrative reporting of the Group, the internal controls and the risk management framework, the internal audit and the external audit process.

RESPONSIBILITIES

Financial Statements and Reporting of the Group

	–	monitors the integrity of the financial statements of the Group relating to the Group’s financial performance, reviewing significant financial reporting issues and the judgements which they contain;

–

provides advice to the Board on whether the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company’s performance, business model and strategy;

	–	reviews and challenges where necessary, the actions, estimates and judgements of management in relation to the financial statements;

	–	reviews any significant adjustments to financial reporting resulting from the audit and resolves any disagreements between management and the external auditors regarding financial reporting; and

	–	reviews the quality and acceptability of the related accounting policies, practices and financial reporting disclosures;

Internal Controls and the Risk Management Framework

	–	reviews the effectiveness of the systems for internal control, risk management and compliance with financial services legislation and regulations;

	–	reviews the Group’s procedures for detecting financial reporting fraud;

	–	reviews the Group’s procedures for handling of complaints or concerns regarding accounting or auditing matters; and

	–	reviews the Group’s arrangements by which staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

Internal Audit

	–	reviews and monitors the effectiveness of the Group’s internal audit function and activities, in the context of the Group’s overall risk management system;

	–	approve the appointment or removal of the Group Audit Director as head of the internal audit function;

	–	review the internal audit programme and ensure that the internal audit function is adequately resourced and has appropriate access to information; and

	–	consider the major findings of any significant internal audit escalated to the committee by the Group Audit Director and consider managements response.

External Auditors

	–	recommends the external auditors’ appointment, re-appointment and removal;

	–	approves the external auditors’ terms of engagement and remuneration;

	–	assesses the external auditors’ effectiveness, independence and objectivity;

	–	approves the provision of non audit services by the external auditor and related remuneration;

	–	agree with the Board a policy on the employment of former employees of the Group’s auditors and monitoring the implementation of this policy;

	–	reviews reports from the auditors on audit planning and their findings, significant issues and judgements on accounting and internal control systems; and

	–	reviews the results of the external audit and its cost effectiveness.

Other Matters

–

undertake similar duties for all subsidiary companies where a legal or regulatory provision requires audit committee involvement except where the subsidiary company’s board has appointed a separate audit committee.

CORPORATE GOVERNANCE

COMMITTEE	PURPOSE

AUDIT (CONTINUED)	2012 ACTIVITIES

	–	reviewed, challenged and recommended to the Board the Group annual and interim reports and accounts;

	–	reviewed significant accounting issues, matters and judgements as discussed with the auditors (see table below);

	–	reviewed the Group’s position as a going concern;

	–	reviewed the effectiveness of the external auditor, recommended their re-appointment and determined their remuneration;

	–	attended four half day ‘deep dive’ sessions with each of the divisions;

	–	reviewed litigation and regulatory risks;

	–	received reports from the Divisional Financial Control Committees and the Group Risk Committee;

	–	received a report from the Group Secretariat on Corporate Governance Changes relevant to the Audit Committee;

–

reviewed internal controls across the Group, including through participating in ‘deep dive’ meetings on each of the main divisions within the Group and receiving reports from the internal audit department on items such as SOX reporting;

	–	reviewed the Group’s key finance programmes;

	–	considered the appointment of the Group Audit Director;

	–	reviewed details of the Group’s whistle blowing procedures and incidents; and

	–	discussed the level of impairments.

SIGNIFICANT ACCOUNTING MATTERS

During the year, the Committee considered the following significant accounting issues, matters and judgements in relation to the Group’s financial statements and disclosures:

ISSUE	APPROACH
Allowance for impairment losses on loans and receivables	Reviewed and challenged the impairment methodologies and assumptions and were satisfied that they were appropriate.

Fair value of financial instruments	Reviewed the appropriateness of the judgements made by management in valuing certain portfolios of assets and liabilities and were satisfied that these judgements were appropriate.

Recoverability of deferred tax assets	Considered the recognition of deferred tax assets and agreed with management’s judgement that the deferred tax assets were appropriately supported by forecast taxable profits.

Retirement benefit obligations	Considered and challenged the assumptions underlying the calculation of defined benefit liabilities and were satisfied that they were appropriate.

Valuation of assets and liabilities arising from life insurance business	Considered and challenged the assumptions underlying the calculation of assets and liabilities arising from the life insurance business and were satisfied that they were appropriate.

Payment Protection Insurance (PPI)

Considered the assumptions made by management in determining the provision for PPI redress and were content that the assumptions were appropriate, although they will be considered periodically against actual claims experience.

Other regulatory provisions

Considered the assumptions made by management to redress provision for several regulatory matters. These matters included litigation in relation to the insurance branch business in Germany and sales of interest rate hedging products to certain small and medium-sized businesses.

CORPORATE GOVERNANCE

COMMITTEE	PURPOSE

NOMINATION &
GOVERNANCE

Chairman
Sir Winfried Bischoff

Members
Sir Julian Horn-Smith
(until 17 May 2012)
Lord Leitch
(until 29 February 2012)
Glen Moreno
(until 17 May 2012)
David Roberts
Martin Scicluna
Anthony Watson

To keep the Board’s governance arrangements under review and make appropriate recommendations to the Board to ensure that the Company’s arrangements are consistent with best practice corporate governance standards; and to assist the Chairman in keeping the composition of the Board under review and to lead the appointments process for nominations to the Board.

RESPONSIBILITIES

	–	oversees the Board’s governance arrangements;

	–	oversees the Group’s implementation of governance requirements in particular reviewing the Governance Frameworks;

	–	reviews the overall composition of the Board including its size, diversity, independence and structure;

	–	considers Board succession;

	–	oversees the selection process for prospective directors;

	–	makes recommendations to the Board on potential appointments and reappointments of Directors at the end of their specified term, including the ongoing review of independence;

	–	review of membership of Board Committees;

	–	oversees the annual evaluation of the performance of the Board; and

	–	oversees the process for appointments of new Non-Executive Directors and makes recommendations to the Board.

2012 ACTIVITIES

	–	reviewed Board composition including the Group’s continued response to the Davies Review and diversity targets;

	–	oversaw the search and selection process for new Non-Executive Directors;

	–	oversaw the Board Evaluation process including formulation of the actions arising from the outcomes of the evaluation;

	–	reviewed the Governance Framework to ensure consistency with organisational changes and emerging developments;

	–	regularly reviewed developments in the regulatory environment around corporate governance; and

	–	reviewed the adequacy of the Group’s succession plan.

COMMITTEE	PURPOSE

REMUNERATION

Chairman
Anthony Watson

Members
Sir Winfried Bischoff
Carolyn Fairbairn
(from 1 June 2012)
Sir Julian Horn-Smith
(until 17 May 2012)
Lord Leitch
(until 29 February 2012)
David Roberts
Tim Ryan
Sara Weller
(from 1 February 2012)

To set the principles and parameters of remuneration policy for the Group, and to oversee remuneration policy and outcomes for those colleagues specified in the terms of reference

RESPONSIBILITIES

	–	Information about the Remuneration Committee’s responsibilities is given in Compensation on pages 156 and 157.

2012 ACTIVITIES

	–	Information about the Remuneration Committee’s activities during 2012 is given in Compensation on pages 151 to 165.

CORPORATE GOVERNANCE

COMMITTEE	PURPOSE

RISK

Chairman
David Roberts

Members
Sir Winfried Bischoff
Lord Blackwell
(from 1 June 2012)
Anita Frew
Sir Julian Horn-Smith
(until 17 May 2012)
Tim Ryan
Martin Scicluna
Anthony Watson
(from 1 December 2012)
Sara Weller
(from 1 February 2012)

To review and report its conclusions to the Board on the Group’s risk appetite (the extent and categories of risk which the Board regards as acceptable for the company to bear) and the Group’s risk management framework (embracing principles, policies, methodologies, systems, processes, procedures and people), taking a forward looking perspective and anticipating changes in business conditions.

RESPONSIBILITIES

–

oversees the development, implementation and maintenance of the Group’s overall risk management framework and its risk appetite, strategy, principles and policies to ensure that they are in line with emerging regulatory, corporate governance and industry best practice;

	–	oversee the Group’s risk exposure, risk/return and proposed improvements to the Group’s risk management framework and its risk appetite;

	–	facilitates the involvement of Non-Executive Directors in risk issues and aids their understanding of these issues;

	–	provides input to the Remuneration Committee on the alignment of remuneration to risk performance;

	–	reviews the appointment or dismissal of the Chief Risk Officer;

	–	reviews coordination between the Group Risk Division and the external auditors

	–	oversees adherence to Group risk policies and standards and considers any material amendments to them; and

	–	reviews the work and resources of the Group Risk Division.

2012 ACTIVITIES

	–	reviewed and enhanced the Group’s risk appetite framework, policies and principles;

–

at each meeting, reviewed the Group’s consolidated risk profile, key risks and management actions, together with performance against risk appetite. Details of the Group’s principal risks are set out in the risk management section on pages 52 to 56;

	–	reviewed conduct risk at each meeting, including product governance and conduct strategy, complaints, outcome testing and mitigating actions;

	–	reviewed the Group’s capital and funding plan under the Group and FSA stress testing scenarios, including scenarios developed by the Risk Committee;

	–	reviewed the Internal Capital Adequacy Assessment Process report;

–

received reports on the economic outlook, international regulatory relationships, pension and hedging risks, longevity risk within Insurance, anti-money laundering and financial crime and IT resilience and cyber security; and

	–	four deep dives (in conjunction with the Audit Committee) on risk arising from each of the divisions and including the critical IT infrastructure and systems operated by the Group.

CORPORATE GOVERNANCE

DISCLOSURE CONTROLS AND PROCEDURES

As of 31 December 2012, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Group Finance Director, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Group Finance Director concluded that the Company’s disclosure controls and procedures, at 31 December 2012, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2012 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.

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

The management of Lloyds Banking Group plc assessed the effectiveness of the Company’s internal control over financial reporting at 31 December 2012 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in its report ‘Internal Control – Integrated Framework’. Based on this assessment, management concluded that, at 31 December 2012, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an audit report on the Company’s internal control over financial reporting as of 31 December 2012. This report appears on page F-2.

GOING CONCERN

The going concern of the Company and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the directors have considered a number of key dependencies which are set out in the risk management section under principal risks and uncertainties: liquidity and funding on pages 55 and 56 and capital position on page 57 and additionally have considered projections for the Group’s capital and funding position. Having considered these, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the accounts.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

At 15 March 2013, The Solicitor for the Affairs of Her Majesty’s Treasury had a direct interest of 39.2 per cent (27,608,563,642 ordinary shares) in the Company’s issued share capital with rights to vote in all circumstances at general meetings (31 December 2012: 39.2 per cent; 31 December 2011: 40.1 per cent). No other notification has been received that anyone has an interest of 3 per cent or more in the Company’s issued ordinary share capital. Further information on The Solicitor for the Affairs of Her Majesty’s Treasury’s shareholding in the Company is provided in – Information about the Lloyds Banking Group’s relationship with the UK Government and Business – History and development of Lloyds Banking Group.

All shareholders within a class of the Company’s shares have the same voting rights.

RELATED PARTY TRANSACTIONS

The Group, as at 31 December 2012, had related party transactions with 26 key management personnel and certain of its pension funds, OEICs and joint ventures and associates. See note 52 to the financial statements. In addition, material contracts with HM Treasury are described in the Information about the Lloyds Banking Group’s relationship with the UK Government section below.

The UK Government through HM Treasury became a related party of the Group in January 2009, and from 1 January 2011, in accordance with IAS 24, UK Government-controlled entities became related parties of the Group. The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

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

The Group also engages in numerous transactions on arm’s length commercial terms in the ordinary course of its business with the Government and its various departments and agencies, as well as with other companies in which the Government has invested. This includes financings, lending, banking, asset management and other transactions with UK financial institutions in which the Government has invested. During 2010, 2011 and 2012 the Group made use of these measures in order to maintain and improve a stable funding position.

INFORMATION ABOUT THE LLOYDS BANKING GROUP’S RELATIONSHIP WITH THE UK GOVERNMENT

HM TREASURY SHAREHOLDING

As at 15 March 2013, the Solicitor for the Affairs of Her Majesty’s Treasury (as nominee for HM Treasury) had a direct interest of 39.2 per cent in the Company’s issued share capital with rights to vote in all circumstances at general meetings.

HM Treasury’s shareholding in the Company is a consequence of its subscription for equity securities of the Company and of HBOS (prior to the acquisition of HBOS by the Company) in the 2008 placing and open offer and preference share subscription, the concomitant placing and open offer by HBOS, the 2009 Placing and Open Offer and the Company’s 2009 Rights Issue.

HM Treasury’s shareholding in the Company is currently managed by UKFI on behalf of HM Treasury. This relationship falls within the scope of the revised framework document between HM Treasury and UKFI published on 1 October 2010 – for more information see Risk Factors – Government Related Risks – The Commissioners of HM Treasury is the largest shareholder of the Company. Through its shareholding in, and other relationships with, the Company, HM Treasury is in a position to exert significant influence over the Group and its business.

The goals of the framework document are consistent with the stated public policy aims of HM Treasury, as articulated in a variety of public announcements (at 6 May 2011). In the publication ‘An Introduction: Who We Are, What We Do and the Framework Document Which Governs the Relationship Between UKFI and HM Treasury’, it is stated that UKFI is to ‘develop and execute an investment strategy for disposing of the investments in the banks in an orderly and active way through sale, redemption, buy-back or other means within the context of an overarching objective of protecting and creating value for the taxpayer as shareholder, paying due regard to the maintenance of financial stability and to acting in a way that promotes competition’. It further states that UKFI will manage the shareholdings of UK financial institutions in which HM Treasury holds an interest ‘on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined therein) (including with respect to individual lending or remuneration decisions)’.

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

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

OTHER RELATED PARTY TRANSACTIONS WITH THE UK GOVERNMENT

GOVERNMENT AND CENTRAL BANK FACILITIES

During the year ended 31 December 2012, the Group participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

CREDIT GUARANTEE SCHEME

HM Treasury launched the Credit Guarantee Scheme in October 2008. The drawdown window for the Credit Guarantee Scheme closed for new issuance at the end of February 2010. At 31 December 2011, the Group had £23.5 billion of debt in issue under the Credit Guarantee Scheme. During the year ended 31 December 2012, fees of £59 million paid to HM Treasury in respect of guaranteed funding were included in the Group’s income statement (2011: £291 million). At 31 December 2012, the Group had fully repaid all debt issued under the Credit Guarantee Scheme.

NATIONAL LOAN GUARANTEE SCHEME

The Group is participating in the UK Government’s National Loan Guarantee Scheme, which was launched on 20 March 2012. Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group’s existing lending criteria. Eligible businesses who take up the funding will benefit from a 1 per cent discount on their funding rate for a certain period of time.

BUSINESS GROWTH FUND

In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010. At 31 December 2012, the Group had invested £50 million (2011: £20 million) in the Business Growth Fund and carried the investment at a fair value of £44 million (2011: £16 million).

BIG SOCIETY CAPITAL

In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund. The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund. The Fund was officially launched on 3 April 2012 and the Group invested £12 million in the Fund during 2012.

FUNDING FOR LENDING

In August 2012 the Group announced its support for the UK Government’s Funding for Lending Scheme and confirmed its intention to participate in the scheme. The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supports a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow. The Group drew down £3.0 billion during 2012.

CENTRAL BANK FACILITIES

In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

GOVERNMENT ASSET PROTECTION SCHEME (GAPS) WITHDRAWAL DEED

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

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

The Group continues to work closely with the European Commission, HM Treasury and the Monitoring Trustee appointed by the European Commission to ensure the implementation of the Restructuring Plan. In line with strengthening of the balance sheet, the Group has made excellent progress against its asset reduction commitment and reached the reduction total required in December 2012, two years ahead of the mandated completion date. The Group is currently working with the European Commission to achieve formal release from this commitment.

In June 2011 the Group issued an Information Memorandum to potential bidders for the retail banking business, which the European Commission confirmed met the requirements to commence the formal sale process for the sale no later than 30 November 2011. In December 2011 the Group announced that, having reviewed the formal offers made, its preferred option was for a direct sale and that it was entering exclusive discussions with The Co-operative Group. On 19 July 2012 the Group announced that it had agreed non-binding heads of terms with The Co-operative Group (the Co-operative) for the disposal of the Verde business. The Group continues to work with the Co-operative to agree a sale and purchase agreement, with completion of the divestment expected by the end of November 2013. The Group has also undertaken planning for an Initial Public Offering (IPO) of the Verde business, should this be required as a fallback option in the event that the proposed divestment to the Co-operative does not complete. The Verde business will be rebranded and operating on a standalone basis within Lloyds Banking Group during 2013 and available for sale to another third party as a further fallback option in the event that the proposed divestment to the Co-operative does not complete.

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

On 2 April 2012 the FSA introduced a new ‘twin peaks’ model and the intention is to move the FSA as close as possible to the new style of regulation outlined in the Financial Services Bill. There are now two independent groups of supervisors for banks, insurers and major investment firms covering prudential and conduct. (All other firms (ie those not dual regulated) are solely supervised by the conduct supervisors).

HM Treasury confirmed on 19 December 2012 that the Financial Services Bill had received Royal Assent. This means that the PRA and FCA will become responsible for regulating the UK financial services industry from 1 April 2013.

Until the formal transition of regulatory and supervisory powers from the FSA to the new FCA and PRA in 2013 the responsibility for regulating and supervising the activities of the Group and its subsidiaries will remain with the FSA.

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

LENDING STANDARDS BOARD

The Lending Standards Board (formerly the Banking Code Standards Board) is responsible for monitoring and enforcing compliance with the Lending Code introduced on 1 November 2009 (as last amended in May 2012), which relates to lending to private customers and small businesses.

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

INDEPENDENT COMMISSION ON BANKING

The Government appointed an Independent Commission on Banking (ICB) to review possible measures to reform the banking system and promote stability and competition. The ICB published its final report on the 12 September 2011 putting forward recommendations to require ring-fencing of the retail activities of banks from their investment banking activities and additional capital requirements beyond those required under current drafts of the Capital Requirements Directive IV. The report also made recommendations in relation to the competitiveness of the UK banking market, including enhancing the competition remit of the new Financial Conduct Authority (FCA), implementing a new industry wide switching solution by September 2013, and improving transparency. The ICB, which following the final report completed its remit, had the authority only to make recommendations, which the Government could choose to accept or reject.

The ICB specifically recommended in relation to the Group’s European Commission mandated branch disposal (Project Verde), that to create a strong challenger in the UK banking market, the entity which results from the divestment should have, or have the capability to achieve, a share of the personal current account (PCA) market of at least 6 per cent (although this does not need to arise solely from the current accounts acquired from the Group) and a funding position at least as strong as its peers. The ICB did not specify a definitive timeframe for the divested entity to achieve a 6 per cent market share of PCAs but recommended that a market investigation should be carefully considered by competition authorities if ‘a strong and effective challenger’ has not resulted from the Group’s divestment by 2015. The ICB did not recommend explicitly that the Group should increase the size of the Project Verde disposal agreed with the European Commission but recommended that the Government prioritise the emergence of a strong new challenger over reducing market concentration through a ‘substantially enhanced’ divestment by the Group.

REGULATION

The Government supported the recommendation that an entity with a larger share of the PCA market than the 4.6 per cent originally proposed might produce a more effective competitor. In relation to the Group’s announcement that it was to pursue exclusive negotiations with The Co-operative Group, the Government commented that such a transaction would deliver a significant enhancement of the PCA market share, with the share divested by the Group combining with The Co-operative Group’s existing share to create a competitor with approximately 7-8 per cent share of the PCA market. The Government also stated that the execution of the divestment is a commercial matter, and that it has no intention of using its shareholding to deliver an enhancement.

The Government published its response to the ICB recommendations on 19 December 2011 and a White Paper in June 2012. The Government has endorsed the ICB’s proposals to ring-fence retail banking operations as part of a wider regulatory framework including capital and liquidity and effective macro- and micro-prudential supervision, which aims to remove any implicit taxpayers’ guarantee for the ring-fenced entities. The White Paper suggests that a broader range of customers, products and geographies could be allowed inside the ring-fenced bank and recommends 2019 as an implementation deadline. The Government no longer considers it necessary to give authorities the power to impose a separate resolution buffer to ensure that banks have adequate loss-absorbing capacity. Given that the Group is predominantly a retail and commercial bank, it would expect to be less affected by the implementation of a retail ringfence, but believes it will be important for any transition period to be flexible in order to minimise any impact on economic growth, and for banks to implement the required structural changes.

The ICB also recommended that ring-fenced banks should hold a common equity capital base of at least 10 per cent and primary loss-absorbing capacity of at least 17 per cent to absorb the impact of potential losses or financial crises.

In October, the UK government published the draft Financial Services (Banking Reform) Bill which will give effect to the recommendations of the ICB covering banking structural reforms (‘ring-fencing’ of retail banking activities), bail-in of senior debt and depositor preference. In December 2012, the Parliamentary Commission on Banking Standards published its first report commenting on the draft Bill.

EU REGULATION

A High Level Expert Group, chaired by Erkki Liikanen, considered whether there is a need for structural reforms of the EU banking sector and to make relevant proposals as appropriate, with the objective of establishing a stable and efficient banking system serving the needs of citizens, the economy and the internal market. The High Level Expert Group presented its recommendations to the EU Commissioner on 2 October 2012. They recommended a set of five measures that augment and complement the set of regulatory reforms already enacted or proposed by the EU, the Basel Committee and national governments. First, proprietary trading and other significant trading activities should be assigned to a separate legal entity if the activities to be separated amount to a significant share of the bank’s business. This would ensure that trading activities beyond the threshold are carried out on a stand-alone basis and separate from the deposit bank. The other measures include: emphasising the need for banks to draw up and maintain effective and realistic recovery and resolutions plans; supporting the use of designated bail out instruments; applying more robust weights in the determination of minimum capital standards; and augmenting existing corporate governance reforms such as strengthening boards and management, promoting the risk management function, rein in compensation for bank management and staff, improve risk disclosure, and strengthening sanctioning powers.

The UK has implemented all of the directives introduced under the Financial Services Action Plan. However, these directives are regularly reviewed at EU level and could be subject to change. The Group will continue to monitor the progress of these initiatives, provide specialist input on their drafting and assess the likely impact on its business.

US REGULATION

In the United States, Lloyds TSB Bank plc maintains a branch in New York and an agency in Miami, licensed and subject to regulation and examination by the New York State Department of Financial Services and the Florida Office of Financial Regulation, respectively. Bank of Scotland plc maintains a state licensed branch in New York and maintains representative offices in Chicago, Houston and Los Angeles. The branch, agency, and representative offices of Lloyds TSB Bank plc and Bank of Scotland plc are subject to extensive federal and state supervision and regulation relating to their operations.

The licensing authority of each US branch and agency has the authority, in certain circumstances, to take possession of the business and property of Lloyds TSB Bank plc and Bank of Scotland plc located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency.

The existence of branch, agency and representative offices in the US subjects Lloyds Banking Group plc and its subsidiaries doing business or conducting activities in the US to oversight by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”).

Each of Lloyds Banking Group plc, Lloyds TSB Bank plc, HBOS plc and Bank of Scotland plc is treated as a bank holding company under the US Bank Holding Company Act of 1956 and has elected to be treated as a financial holding company.

Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. To maintain financial holding company status, Lloyds Banking Group plc, Lloyds TSB Bank plc, HBOS plc and Bank of Scotland plc are required to meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. The Group’s direct and indirect activities and investments in the United States are limited to those that are ‘financial in nature’ or ‘incidental’ or ‘complementary’ to a financial activity, as determined by the Federal Reserve Board. The Group is also required to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5 per cent of any class of the voting shares of any US bank or bank holding company.

The Group’s US broker dealer, Lloyds Securities Inc is subject to regulation and supervision by the US securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority with respect to its securities activities, including sales methods, trade practices, use of safekeeping of customers’ funds and securities, capital structure, recordkeeping, the financing of customers’ purchases and conduct of directors, officers and employees.

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

REGULATION

states which have arisen through historical business activity. In accordance with this, the Group intends to engage only in new business in such jurisdictions only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues.

At 31 December 2012, the Group does not believe the Group’s business activities relating to countries designated as state sponsors of terrorism were material to its overall business.

The Group estimates that the value of the Group’s business in respect of such states represented less than 0.01 per cent of the Group’s total assets and, for the year ended 31 December 2012, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.002 per cent of its total income, net of insurance claims. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

DODD-FRANK ACT

In July 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the ‘Dodd-Frank Act’), which provides a broad framework for significant regulatory changes that extend to almost every area of US financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant financial institutions in the US, over-the-counter derivatives, restrictions on the ability of banking entities (subject to certain limited exceptions, including one available to certain non-US affiliates of foreign banking organizations with respect to activities conducted solely outside the US) to engage in proprietary trading activities and make investments in certain private equity and hedge funds (known as the ‘Volcker Rule’), asset securitisation activities and securities market conduct and oversight.

Under the so-called swap ‘push-out’ provisions of the Dodd-Frank Act, the derivatives activities of US banks and US branch offices of foreign banks will be restricted, which may necessitate changes to how the Group conducts its derivatives activities. Entities that are swap dealers and major swap participants must register with the US Commodity Futures Trading Commission, and entities that are security-based swap dealers or major security-based swap participants will be required to register with the SEC. Entities that register in any of these categories become subject to additional requirements relating to capital, margin, business conduct, and recordkeeping, among others.

Furthermore, the Dodd-Frank Act requires the SEC to cause issuers with listed securities, which may include foreign private issuers such as the Group, to establish a “clawback” policy to recoup previously awarded employee compensation in the event of an accounting restatement. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

US regulators are implementing many provisions of the Dodd-Frank Act through detailed rulemaking, and the implementation process will likely continue for several more years. Among many other proposals, US regulators have issued proposed rules implementing the Volcker Rule, but final rules have not yet been adopted.

In December 2012, pursuant to the Dodd-Frank Act’s systemic risk regulation provisions, the Federal Reserve Board proposed to apply enhanced prudential standards to the US operations of large foreign banking organizations, including the Group. Under the Federal Reserve Board’s proposal, a number of large foreign banking organizations would be required to establish a separately capitalized top-tier US intermediate holding company (‘IHC’) that would hold all of the large foreign banking organization’s US bank and non-bank subsidiaries, except its US branches and agencies. However, this requirement would not apply to a large foreign banking organization with combined US assets of less than $10 billion, excluding assets held by its US branches and agencies. The Group does not anticipate that the requirement to form an IHC, if adopted in its current form, would apply to the Group, however the Group is monitoring the Federal Reserve Board’s proposal as it develops. In addition, under the proposal, US branches and agencies of large foreign banking organizations would be subject to liquidity, single counterparty credit limits, and, in certain circumstances, asset maintenance requirements. The Federal Reserve Board is currently accepting comments on its proposal, which would become effective on 1 July 2015.

The details of the Dodd-Frank Act’s numerous implementing regulations will depend on the final regulations ultimately adopted by various US regulatory authorities. Once fully implemented, the Dodd-Frank Act and related rules are expected to result in additional costs and impose certain limitations and restrictions on the way that the Group conducts its business, although uncertainty remains about the final details, impact and timing of many provisions.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT (ITRA)

Since the introduction of an enhanced financial sanctions policy, the Group has been proactive in reducing its dealings with Iran and individuals and entities associated with Iran. There remain a small number of historic Iran-related business activities which the Group has not yet been able to terminate for legal or contractual reasons.

Pursuant to ITRA Section 219, the Group notes that during 2012, its non-US affiliates, Lloyds TSB Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, certain of which are designated under Executive Order 13382. In all cases, the payment was either allowed under UK and EU sanctions legislation or specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority, to provide such authorisations.

Gross revenues from these activities were approximately £68,000. Net profits from these activities were approximately £33,000.

The Group’s business activities in Iran are conducted in compliance with applicable laws in respect of Iran sanctions and, except as noted below, the Group intends to continue these historic activities until it is able to legally terminate the contractual relationships. The nature of these activities is as follows:

1.

Receipts in relation to repayments of European Export Credit Agreement loans made prior to 2005 with respect to engineering and the supply of equipment and related services for several projects in Iran. The loans are scheduled to be fully repaid by the end of 2015. The borrowers and/or guarantors include entities owned by the Government of Iran, one of which is designated under Executive Order 13382.

2.

Receipts in relation to tickets and accommodations for the 2012 Olympic games in London, which included payments from Government of Iran owned or controlled entities, via one entity designated under Executive Order 13382. These transactions have been completed.

REGULATION

3.

Payments made to Building and Housing Research Centre in Iran related to a guarantee, entered into by the Group in 2006, in connection with the supply of seismic equipment for free field accelerometers systems for dams and civil building monitoring. The beneficiary of the guarantee is an entity owned by the Government of Iran and the payments were made to a frozen account in a European bank for an entity designated under Executive Order 13382.

4.

Sums paid out from a pension trust fund to UK nationals resident in the UK who were employees of a company indirectly owned or controlled by an entity designated under Executive Order 13382 that is also owned or controlled by the Government of Iran.

5.

Commission payments and charges paid out in relation to historic guarantees with respect to the supply of equipment for several projects in Iran which have now been exited. These payments were made to frozen accounts in European banks for entities designated under Executive Order 13382 that are owned or controlled by the Government of Iran.

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

	Price per share (in pence) High	Price per share (in pence) Low
Annual prices:
2012	49.25	25.30
2011	69.61	21.84
2010	77.61	46.59
2009	140.70	40.30
2008	483.25	118.50
Quarterly prices:
2012
Fourth quarter	49.25	37.01
Third quarter	40.62	28.76
Second quarter	33.60	25.30
First quarter	37.50	26.19
2011
Fourth quarter	37.07	21.84
Third quarter	50.81	27.56
Second quarter	62.36	43.40
First quarter	69.61	58.09
2010
Fourth quarter	76.39	60.41
Third quarter	77.61	52.21
Second quarter	70.24	50.52
First quarter	64.91	46.59
Monthly prices:
February 2013	55.68	50.66
January 2013	54.92	49.69
December 2012	49.25	45.74
November 2012	46.64	42.85
October 2012	42.76	37.01
September 2012	40.62	32.89

On 15 March 2013, the closing price of shares on the London Stock Exchange was 50.52 pence, equivalent to $76.41 per share translated at the Noon Buying Rate of $1.5124 per £1.00 on 15 March 2013.

Lloyds Banking Group plc’s American Depositary Receipts (ADRs) were traded on the over-the-counter market in the US under the symbol ‘LLDTY’ between March 2000 and November 2001. Since 27 November 2001 Lloyds Banking Group plc American Depositary Shares (ADSs) have been listed on the New York Stock Exchange under the symbol ‘LYG’. Each ADS represents four ordinary shares.

LISTING INFORMATION

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS (in US dollars) High	Price per ADS (in US dollars) Low
Annual prices:
2012	3.23	1.53
2011	4.44	1.34
2010	4.85	2.92
2009	8.40	2.22
2008	38.56	7.15
Quarterly prices:
2012
Fourth quarter	3.23	2.34
Third quarter	2.56	1.75
Second quarter	2.12	1.53
First quarter	2.35	1.58
2011
Fourth quarter	2.39	1.34
Third quarter	3.25	1.76
Second quarter	4.03	2.73
First quarter	4.44	3.70
2010
Fourth quarter	4.83	3.78
Third quarter	4.85	3.23
Second quarter	4.37	3.05
First quarter	3.88	2.92
2009
Fourth quarter	6.44	3.21
Third quarter	7.37	4.17
Second quarter	7.36	4.10
First quarter	8.40	2.22
2008
Fourth quarter	18.80	7.15
Third quarter	27.92	15.75
Second quarter	38.56	24.46
First quarter	38.52	31.12
Monthly prices:
February 2013	3.48	3.19
January 2013	3.58	3.22
December 2012	3.23	2.91
November 2012	2.97	2.73
October 2012	2.72	2.34
September 2012	2.56	2.07

On 15 March 2013, the closing price of ADSs on the New York Stock Exchange was $3.03.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.02 (or less) per ADS	Any cash distribution to ADS registered holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders.

$.02 (or less) per ADSs per calendar year	Depositary services.

Registration or transfer fees	Transfer and registration of shares on the share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement).

Converting foreign currency to US dollars.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary.

FEES RECEIVED TO DATE

In 2012, the Company received from the depositary $776,835 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

DIVIDENDS

As a result of the UK Government’s investment in the Group as part of the initial recapitalisation by the Company in November 2008, the rights issue announced in November 2009 and participation in the Credit Guarantee Scheme, the Group has been deemed to have accepted state aid and subsequently the European Commission required the Group to undertake a restructuring plan. This, amongst other things, included a behavioural commitment not to make discretionary payments of coupons or to exercise voluntary call options on hybrid securities from 31 January 2010 until 31 January 2012. This also prevented the Group from paying dividends on its ordinary shares for the same duration.

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

The board recognises the importance attached to the Company’s dividend and although the European Commission’s restriction on dividend payments, initially placed on the Group as part of the State Aid restructuring plan, has now expired no dividend was payable in 2012. It has always been the Group’s intention to recommence dividend payments after this date, as soon as the financial position of the Group and market conditions permit, and after regulatory capital requirements are defined and prudently met. At this time those requirements remain unclear and although the Group has made good progress against its strategic priorities during the year it is not yet able to forecast when it will be able to resume dividend payments.

The table below sets out the interim and final dividends which were declared in respect of the ordinary shares for fiscal years 2003 through 2012. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date.

	Interim dividend per share (£)	Interim dividend per share ($)	Final dividend per share (£)	Final dividend per share ($)
2003	0.107	0.178	0.235	0.421
2004	0.107	0.190	0.235	0.447
2005	0.107	0.189	0.235	0.433
2006	0.107	0.202	0.235	0.468
2007	0.112	0.228	0.247	0.482
2008	0.114	0.203	—	—
2009	—	—	—	—
2010	—	—	—	—
2011	—	—	—	—
2012	—	—	—	—

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

The UK HM Revenue & Customs is the UK government department responsible for assessing and collecting UK tax revenues. The discussion is intended as a general guide and only applies to persons who are the beneficial owners of their ordinary shares or ADSs. References below to a US holder are to that term as defined, and subject to the exclusions described in the introduction below under US federal income tax considerations. It may not apply to certain shareholders or ADS holders, such as dealers in securities.

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

INDIVIDUALS, OTHER THAN US HOLDERS, TEMPORARILY NON-RESIDENT IN THE UK

A shareholder or ADS holder who is an individual and who has, on or after 17 March 1998, ceased to be resident and ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of ordinary shares or ADSs during that period may be liable, on return to the UK, to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption, relief and/ or foreign tax credit.

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

An individual shareholder or ADS holder who is resident in the UK for tax purposes will be entitled to a tax credit in respect of any dividend received from Lloyds Banking Group plc and will be taxable on the gross dividend, which is the aggregate of the dividend received and related tax credit. The value of the tax credit will be equal to one-ninth of the dividend received (and, therefore, 10 per cent of the gross dividend). The gross dividend will be treated as an individual’s marginal taxable income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. A UK resident individual shareholder or ADS holder who is liable to income tax at the higher rate or additional rate (higher rate is 40 per cent for the 2012-13 and 2013-14 tax years, additional rate is 50 per cent for the 2012-13 tax year and 45 per cent for the 2013-14 tax year) will be subject to tax at the rate applicable to dividends for such shareholders or ADS holders (32.5 per cent for higher rate taxpayers for the 2012-13 tax year and 42.5 per cent for additional rate taxpayers for the 2012-13 tax year) on the gross dividend. The tax credit will be set against but will not fully discharge such shareholders’ or ADS holders’ tax liability on the gross dividend and they will have to pay additional tax. The additional tax is 22.5 per cent of the gross dividend for higher rate taxpayers and 32.5 per cent for additional rate taxpayers.

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

Where Lloyds Banking Group plc issues ordinary shares or a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary to facilitate the issue of ADSs to a person representing the ordinary shares or to a person providing clearance services (or their nominee or agent), a liability to UK stamp duty or SDRT at the rate of 1.5 per cent (rounded up to the next multiple of £5 in the case of the stamp duty) of either the issue price or, in the case of transfer, the listed price of the ordinary shares, calculated in sterling, will arise. Where a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary or clearance services this charge will generally be payable by the person receiving the ADSs or transferring the ordinary shares into the clearance service. However, following the case before the European Court of Justice (Case C-569/07 HSBC Holdings plc and Vidacos Nominees v The Commissioners for HM Revenue & Customs) HMRC now accepts that the charge to SDRT at 1.5 per cent on the issue of shares into clearance services or depository receipt schemes is prohibited.

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

US FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material US federal income tax consequences of the ownership and disposition of ADSs or ordinary shares to the US holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own such securities. The summary applies only to US holders that hold ADSs or ordinary shares as capital assets for US federal income tax purposes and does not address special classes of holders, such as:

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

This summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (‘pre-release’), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US holders. Accordingly, the availability of the preferential tax rate for dividends received by certain non-corporate US holders, described below, could be affected by actions taken by such parties or intermediaries.

This summary is based upon tax laws of the US including the Internal Revenue Code of 1986, as amended (the Code), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. Owners of ADSs or ordinary shares should consult their tax advisers as to the US, UK or other tax consequences of the ownership and disposition of such securities in their particular circumstances, including the effect of any US state or local tax laws.

As used herein, a ‘US holder’ is a beneficial owner of ADSs or ordinary shares that is, for US federal income tax purposes:

–	a citizen or individual resident of the United States;

–	a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States, any state therein or the District of Columbia; or

–	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

In general, a US holder who owns ADSs should be treated as the owner of the underlying shares represented by those ADSs for US federal income tax purposes. Accordingly, no gain or loss should be recognised if a US holder exchanges ADSs for the underlying shares represented by those ADSs.

TAXATION OF DISTRIBUTIONS

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of Lloyds Banking Group plc’s current or accumulated earnings and profits (as determined in accordance with US federal income tax principles). Because Lloyds Banking Group plc does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US holders as dividends. The dividends will generally be foreign-source income to US holders and will not be eligible for the dividends-received deduction generally allowed to US corporations under the Code.

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, certain dividends paid by ‘qualified foreign corporations’, to certain non-corporate US holders are taxable at favourable rates. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where the Company’s ADSs are traded. US holders should consult their tax advisers to determine whether the favourable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

Dividends will be included in a US Holder’s income on the date of the US Holder’s or, in the case of ADSs, the depositary’s receipt of the dividend. The amount of a dividend will equal the US dollar value of the pounds sterling received, calculated by reference to the exchange rate in effect on the date of receipt regardless of whether the payment is converted into US dollars on the date of receipt. If the pounds sterling received as a dividend are not converted into US dollars on the date of receipt, then the US holder’s tax basis in the pounds sterling received will equal such US dollar value and the US holder may realise a foreign exchange gain or loss on the subsequent conversion into US dollars. Generally, any gains or losses resulting from the conversion of pounds sterling into US dollars will be treated as US source ordinary income or loss.

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

INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividends paid on, and the sale proceeds from, ADSs or ordinary shares that are made within the US or through certain US-related financial intermediaries may be subject to information reporting and backup withholding requirements unless the US holder:

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

RISK FACTORS

Set out below are certain risk factors which could affect Lloyds Banking Group’s future results and cause them to differ from expected results in material respects. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Lloyds Banking Group’s businesses face. For information on Lloyds Banking Group’s risk management policies and procedures, see “Operating and financial review and prospects—Risk Management.”

GOVERNMENT-RELATED RISKS

The Commissioners of HM Treasury is the largest shareholder of the Company. Through its shareholding in, and other relationships with, the Company, HM Treasury is in a position to exert significant influence over the Group and its business.

HM Treasury holds approximately 39.2 per cent of the ordinary share capital of the Company. In the longer term, it is possible that the shareholding of HM Treasury may be diluted upon any further equity capital raising or potential conversion of the Company’s enhanced capital notes (the Enhanced Capital Notes or ECNs) into ordinary shares pursuant to their terms, although, in such case, it is expected that HM Treasury would remain a significant shareholder in the Company. It is also possible that the Group may seek to raise further capital or to obtain other support from the UK Government, which could result in an increase in HM Treasury’s shareholding in the Company.

No formal relationship agreement has been concluded between the Group and HM Treasury in respect of its shareholding in the Company and no express measures are in place to limit the level of influence which may be exercised by HM Treasury. However, the relationship falls within the scope of the revised framework document between HM Treasury and UK Financial Investments Limited (UKFI) published on 1 October 2010, which states that UKFI will manage its investment in the UK financial institutions in which HM Treasury holds an interest ‘on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined herein) (including with respect to individual lending or remuneration decisions). The framework document also makes it clear that such UK financial institutions will continue to be separate economic units with independent powers of decision. Nevertheless, there is a risk that HM Treasury might seek to exert influence over the Group in relation to matters including, for example, commercial and consumer lending policies and management of the Group’s assets and/or business. There is also a risk of the existing framework document being replaced or amended, leading to potential interference in the operations of the Group, although there has been no indication that the UK Government intends to change the existing operating arrangements.

There is also a risk that, through the interest of HM Treasury in the Company, the UK Government and HM Treasury may attempt to influence the Group in other ways that could affect the Group’s business in ways that may not be in the interests of the other shareholders, including, for example, through the election of directors, the appointment of senior management at the Company, senior management and staff remuneration policies, lending policies and commitments and management of the Group’s business (in particular, the management of the Group’s assets such as its existing retail and corporate loan portfolios, significant corporate transactions and the issue of new ordinary shares). Moreover, HM Treasury also has interests in other UK financial institutions, as well as an interest in the general health of the UK banking industry and the wider UK economy. The pursuit of those interests may not always be aligned with the commercial interests of the Group.

For more information on transactions related to the HM Treasury, see “Major Shareholders and Related Party Transactions—Other Related Party Transactions with the UK Government.”

The Group is subject to European state aid obligations following the approval of its restructuring plan. The implementation of this restructuring plan may have consequences that are materially adverse to the interests of the Group.

On 18 November 2009, the European Commission approved a restructuring plan that the Group was required to submit (Restructuring Plan) as a result of HM Treasury’s investment in the Company in the context of the placing and open offer in November 2008. The principal elements of the Restructuring Plan seek to support the long-term viability of the Group and to remedy any distortions to competition and trade in the EU arising from the state aid that the Group has received, including HM Treasury’s subsequent participation in the Company’s placing and compensatory open offer in June 2009 and the rights issue in November 2009. It also seeks to address any commercial benefit received by the Group following its announcement in March 2009 of its then intention to participate in GAPS. In the deed of withdrawal from GAPS in November 2009 (the GAPS Withdrawal Deed), the Company agreed with HM Treasury to comply with the terms of the European Commission’s decision.

In line with the Restructuring Plan agreed in July 2012, the Group announced that it had agreed non-binding heads of terms with The Co-operative Group plc for the mandated retail divestment known as Verde. The Group continues to work with the Co-operative Group to agree a sale and purchase agreement, with completion of the divestment expected by the end of November 2013.

The Group is subject to various risks as a result of the implementation of the Restructuring Plan. There can be no assurance that the price that the Group receives for any assets disposed of in accordance with the Restructuring Plan will be at a level which the Group considers adequate or which it could obtain if the Group was not disposing of such assets in accordance with the Restructuring Plan. In particular, should the Group fail to complete the disposal of the retail banking business that it is required to divest by the end of November 2013, then in the absence of any time extension being granted by the European Commission, a divestiture trustee would be appointed to conduct the sale, with a mandate to complete the disposal with no minimum price (including at a negative price). As a direct consequence of the implementation of the Restructuring Plan, the Group will lose existing customers, deposits and other assets (and may also lose additional customers, deposits and other assets indirectly through damage to the rest of the Group’s business as a result of the implementation of the Restructuring Plan). It may also lose the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Moreover, implementation may result in disruption to the retained businesses, impacting customers and necessitating potentially significant separation costs. Implementation may also have a negative impact on the Group’s competitive position, including through the emergence of new competitors particularly in the creation of a viable competitor through the retail banking business disposal.

Should the Group require further state aid that was not covered in the European Commission’s approval decision of 18 November 2009, the Group may have to commit to further restructuring measures, which could have a material adverse effect on the interests of the Group.

For more detail on the principal elements, current status and expected timescales of the Restructuring Plan, see “Operating and financial review and prospects—Risk Management—State funding and state aid.”

RISK FACTORS

BUSINESS AND ECONOMIC RISKS

The Group’s businesses are subject to inherent risks arising from general macro- economic conditions in the UK, the Eurozone and other markets, the instability of the financial markets and the continuing sovereign debt crisis.

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, in which the Group’s earnings are predominantly generated. Any significant macro-economic deterioration in the UK and/or other economies in which the Group operates or has legacy business such as the Republic of Ireland, Spain, Australia and the United States, could have a material adverse effect on results of operations, financial condition or prospects of the Group. Additionally, the profitability of the Group’s businesses could be affected by increased insurance and other claims arising from market factors such as increased unemployment, which may continue even following the return to economic growth in certain parts of the markets in which the Group operates. Lack of, or reduced economic growth in the UK, higher unemployment in the UK or elsewhere, reduced corporate profitability, reduced personal income levels, reduced Government and/or consumer expenditure, increased personal or corporate and SME insolvency rates, increased tenant defaults or increased interest rates may reduce borrowers’ ability to repay loans and may cause prices of residential or commercial real estate or other asset prices to fall further, thereby reducing the collateral value on many of the Group’s assets. These, in turn, could cause increased impairments and/or fair value adjustments.

In addition to the possibility of further macro-economic deterioration, any continuation, or worsening of financial market instability may represent further risk to the Group’s business. The Group has significant exposures, particularly by way of loans, in a number of overseas jurisdictions, notably the Republic of Ireland (which is legacy HBOS originated lending), Spain, Australia and the United States, and is therefore subject to various risks relating to the stability of these financial markets. The global financial system has suffered considerable turbulence and uncertainty in recent years and the outlook for the global economy over the near to medium term remains challenging. In Europe, the ongoing economic deterioration of several countries, including Greece, Italy, the Republic of Ireland, Spain and Portugal, together with the risk of contagion to other, more stable countries, has exacerbated the global economic crisis. In particular, the risk of default on the sovereign debt of those countries and the impact this would have on the Eurozone countries, including the potential that some countries (albeit those with a relatively small GDP) could leave the Eurozone (either voluntarily or involuntarily) has raised concerns about the ongoing viability of the euro currency and the European Monetary Union (EMU). Despite the various rescue packages and other stabilising measures adopted throughout Europe to deal with the worsening Eurozone sovereign debt crisis, global markets continue to record high levels of volatility and uncertainty. Uncertainty over the best way forward for the highly indebted Eurozone persists and poses a serious threat to global economic recovery. Financial markets are expected to remain dislocated and volatile, with the risk of contagion unlikely to dissipate in the near term, and this continues to place strains on funding markets at a time when many financial institutions (in particular) have material ongoing funding needs. The Group has credit exposure to SMEs and Corporates, Financial Institutions and securities which may have material direct and indirect exposures in these countries. With the exception of the Group’s lending exposures in the Republic of Ireland and Spain, its direct credit exposure to the Eurozone through sovereign and private sector exposure is relatively small and has been managed steadily downward since 2008. However, a wide-scale break-up of the Eurozone would most likely be associated with a significant deterioration in the economic and financial environment in the UK and Eurozone that would materially affect the capital and the funding position of participants in the banking industry, including the Group. This could also give rise to operational disruptions to the business.

The effects on the European and global economy of the potential dissolution of the EMU, exit of one or more European Union member states from the EMU or the redenomination of financial instruments from the euro to a different currency, are impossible to predict and protect fully against in view of (i) economic and financial instability in the Eurozone, (ii) the severity of the recent global financial crisis, (iii) difficulties in predicting whether any recovery will be sustained and at what rate, (iv) the uncertain legal position, and (v) the fact that many of the risks related to the business are totally, or in part, outside the control of the Group. However, if any such events were to occur they would likely result in (a) significant market dislocation, (b) heightened counterparty risk, (c) an adverse effect in the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities, or (d) a material adverse effect on the results of operations, financial condition or prospects of the Group. Any adverse changes affecting the economies of the countries in which the Group has significant credit exposures, including those discussed above and any further deterioration in global macro-economic conditions could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group’s businesses are inherently subject to the risk of market fluctuations, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.

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

The insurance businesses of the Group face market risk arising, for example, from equity, bond and property markets in a number of ways depending upon the product and associated contract. For example, the annual management charges received in respect of investment and insurance contracts fluctuate, as do the values of the contracts, in line with the markets. Some of these risks are borne directly by the customer and some are borne by the insurance businesses. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets. There is a risk that the insurance businesses will bear some of the cost of such guarantees and options. The insurance businesses also have capital directly invested in the markets that are exposed to market risk. The performance of the investment markets will thus have a direct impact upon the embedded value of insurance and investment contracts and on the Group’s operating results, financial condition or prospects. Adverse market conditions affect investor confidence, which in turn can result in lower sales and/or reduced persistency.

RISK FACTORS

Changes in foreign exchange rates including US dollars, Euro and Australian dollars affect the value of assets and liabilities denominated in foreign currencies. Such changes and the degree of volatility with respect thereto may affect earnings reported by the Group. In the Group’s international businesses, earnings and net assets are denominated in local currencies, which will fluctuate with exchange rates in pounds sterling terms.

Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments have had, and may continue to have in the future, a further material adverse effect on the Group’s results of operations, financial condition or prospects.

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

In addition, in circumstances where fair values are determined using financial valuation models, the Group’s valuation methodologies may require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain, particularly in light of the uncertainty as to the strength of any global economic recovery and continuing downside risks and during periods of market volatility and illiquidity, and any consequential impairments or write-downs could have a material adverse effect on the Group’s operating results, capital ratios, financial condition or prospects.

The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.

The markets for UK financial services, and the other markets within which the Group operates, are highly competitive, and management expects such competition to intensify in response to competitor behaviour, consumer demand, technological changes, and the impact of consolidation, regulatory actions and other factors. The Group’s financial performance and its ability to capture additional market share depends significantly upon the competitive environment and management’s response thereto. Intervention by the UK Government and/or European regulatory bodies and/or governments of other countries in which the Group operates may impact the competitive position of the Group relative to its international competitors, which may be subject to different forms of government intervention, thus potentially putting the Group at a competitive disadvantage. Additionally, one effect of implementing the Restructuring Plan may be the emergence of one or more new viable competitors in the UK banking market or a material strengthening of one or more of the Group’s existing competitors in that market. Any of these factors or a combination thereof could result in a significant reduction in the profit of the Group. For more information see “—Competition Related Risks”.

CREDIT-RELATED RISKS

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet.

The Group has exposures to many different products, counterparties and obligors and the credit quality of its exposures can have a significant impact on the Group’s earnings. Credit risk primarily arises in the Retail, Commercial Banking and Wealth, Asset Finance and International divisions, reflecting the risks inherent in the Group’s lending and lending related activities, and, to a lesser extent, in the Insurance division primarily in respect of investment holdings and exposures to reinsurers. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties or collateral, or in their behaviour or businesses, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors, including global economic slowdown, changes in the rating of individual counterparties, the debt levels of individual contractual counterparties and the economic environment they operate in, reduced UK consumer and/or government spending (in light of the Group’s concentration in the UK), increased unemployment, reduced asset values, increased personal or corporate insolvency levels, reduced corporate profits, changes in interest rates, higher tenant defaults and any external factors of a legislative or regulatory nature. In recent years, the global economic crisis has driven cyclically high bad debt charges. The UK economy remains fragile. Consumer and business confidence remains low. Consumer spending is fragile. The Group has credit exposure in both the UK and internationally, including Europe, Republic of Ireland, particularly in commercial real estate lending, where it has a high level of lending secured on secondary and tertiary non-prime assets and in Australia and the United States of America. In particular, the Group has significant credit exposure to certain individual counterparties in cyclically weak sectors and weakened geographic markets (such as the Republic of Ireland and Spain). In addition, the Group has concentrated country exposure in the UK and within certain industry sectors, namely real estate and real estate-related sectors. Retail customer portfolios (including those in Wealth, Asset Finance and International division) will remain strongly linked to the economic environment, with house price deterioration, unemployment increases, consumer over-indebtedness and rising interest rates among the factors that may impact secured and unsecured retail credit exposures.

The ongoing Eurozone instability, the deterioration of capital market conditions, the global economic slowdown and measures adopted by the governments of individual countries have reduced and could further reduce households’ disposable income and businesses’ profitability and/or have a negative impact on customers’ ability to honour their obligations, which in turn would result in deterioration of the Group’s credit quality. If the continued uncertainty over the Eurozone, or the UK government and Eurozone austerity measures and public spending cuts result in the UK or Eurozone economic recovery slowing or faltering, it may lead to further weakening of counterparty credit quality and subsequent higher impairment charges or fair value statements in the Group’s lending and derivative portfolios. This could have a material adverse effect on the Group’s results of operations, financial condition or prospects. At present, default rates are cushioned by low rates of interest which have improved customer affordability, but the risk remains of increased default rates as interest rates start to rise.

RISK FACTORS

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

The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to the Group’s results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how macroeconomic conditions might impair the ability of borrowers to repay their loans. As is the case with any such assessments, there is always a risk that the Group will fail to adequately identify the relevant factors or that it will fail to estimate accurately the impact of these identified factors.

Concentration of credit and market risk could increase the Group’s potential for significant losses.

The Group has exposure to concentration risk where its business activities focus particularly on a similar type of customer, product, industrial sector or geographic location, including the UK market.

As a result of the acquisition of HBOS, the composition of the Group’s wholesale portfolio materially changed, with much larger sectorial concentrations (for example in real estate and real estate related lending, leveraged lending, certain asset-based lending products (for example, shipping), asset-backed securities and floating rate notes issued by financial institutions) and substantially greater global credit exposure, particularly in the Republic of Ireland, Australia and the United States. The Group also has greater exposure to the UK residential mortgage market as a result of its acquisition of HBOS.

The acquisition of HBOS has increased the Group’s credit exposure to concentration risk, since the combination of the two portfolios inevitably gave rise to some greater concentrations than would otherwise have been permitted. Whilst some progress has been made in de-risking certain portfolios (for example, real estate and real estate related lending, leveraged lending, asset-backed securities and floating rate notes issued by financial institutions), market conditions at present mean that it is difficult to achieve the required level of sales to ameliorate these concentrations.

The Group has significant real estate and real estate-related exposure, meaning that further decreases in residential or commercial property values and/or further tenant defaults are likely to lead to higher impairment charges, which could materially affect the Group’s results of operations, financial condition or prospects. The majority of this portfolio will move to the FIRB slotting approach in 2013, which will have capital implications. HBOS had material exposure to secondary and tertiary non-prime assets in the commercial real estate sector, including hotels and residential property developers, which have been particularly adversely affected by the recessionary environment. These concentrations in cyclically weak sectors, as well as exposure at various levels of the capital structure, mean that the heritage HBOS wholesale business is particularly exposed to high and volatile levels of impairments and may be subject to greater risk if conditions deteriorate beyond the Board’s base case assumptions.

The Group’s corporate lending portfolio also contains substantial exposure to large, mid-sized and private companies, as well as leveraged finance. These concentrations in cyclically weak sectors, coupled with a heritage HBOS strategy of supporting UK entrepreneurs and taking exposure at various levels of the capital structure, continue to give rise to significant single name and risk capital exposure. Whilst these exposures are appropriately provided for within the Board’s base case assumptions, they remain vulnerable to downside risks.

The heritage HBOS portfolio in the Republic of Ireland is heavily exposed to the commercial (including hotel) and residential real estate sectors, which have been negatively impacted by the economic recession. As in the UK, the heritage HBOS portfolio overseas is also particularly exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.

The Group’s efforts to divest, diversify or manage its credit portfolio against concentration risks may not be successful and any concentration of credit risk could increase the potential for significant losses in its credit portfolio. In addition, any disruption in the liquidity or transparency of the financial markets may result in the Group’s inability to sell or syndicate securities, loans or other instruments or positions held, thereby leading to increased concentrations of such positions. These concentrations could expose the Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing the Group to take write-downs. Moreover, the inability to reduce the Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on the Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could adversely affect the Group’s operating results, financial condition and prospects.

The Group may be forced to record further credit valuation adjustments on securities insured or guaranteed by market counterparties/ insurers and credit counterparties, which could have an adverse effect on the Group’s results of operations, financial condition or prospects.

The Group has some limited remaining credit exposure to market counterparties through securities insured or guaranteed by such parties and credit protection bought from such parties with respect to certain over-the-counter derivative contracts, mainly credit default swaps (CDS) which are recorded at fair value. The fair value of these CDS and other securities, and the Group’s exposure to the risk of default by the underlying counterparties, depend on the valuation and the perceived credit risk of the instrument insured or guaranteed or against which protection has been bought and the credit quality of the protection provider (e.g. the CDS counterparty). The Group seeks to limit and manage direct exposure to market counterparties, although indirect exposure may exist through other financial arrangements and counterparties. If the financial condition of market counterparties or their perceived creditworthiness deteriorates, the Group may record credit valuation adjustments on the underlying instruments insured by such parties. Any primary or indirect exposure to the financial condition or creditworthiness of these counterparties may have an adverse effect on the Group’s results of operations, financial condition or prospects.

RISK FACTORS

FINANCIAL SOUNDNESS RELATED RISKS

The Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets continues to be limited or becomes more limited.

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short- and long-term wholesale funding markets. Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

The Group’s profitability or solvency could be adversely affected if access to liquidity and funding is constrained or made more expensive for a prolonged period of time. Under extreme and unforeseen circumstances a prolonged and severe restriction on the Group’s access to liquidity (including government and central bank facilities) could affect the Group’s ability to meet its financial obligations as they fall due or to fulfil its commitments to lend. In such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access. These factors may have a material adverse effect on the Group’s solvency, including its ability to meet its regulatory minimum liquidity requirements. These risks can be exacerbated by operational factors such as an over-reliance on a particular source of funding or changes in credit ratings, as well as market-wide phenomena such as market dislocation, regulatory change or major disasters.

There is also a risk that corporate and institutional counterparties may look to reduce aggregate credit exposures to the Group (or to all banks) which could increase the Group’s cost of funding and limit its access to liquidity. In addition, the funding structure employed by the Group may prove to be inefficient, thus giving rise to a level of funding cost that is not sustainable over the longer term. The funding needs of the Group may increase and such increases may be material to the Group’s operating results, financial condition or prospects. The Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets to meet its funding needs. The ability of the Group to gain access to wholesale and retail funding sources on satisfactory economic terms is subject to a number of factors outside its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and loss of confidence in the UK banking system, any of which could have a material adverse effect on the Group’s profitability or, in the longer term and under extreme circumstances, its ability to meet its financial obligations as they fall due.

Medium-term growth in the Group’s lending activities will depend, in part, on the availability of retail deposit funding on appropriate terms, for which there is increasing competition. See “—Business and Economic Risks—The Group’s businesses are conducted in highly competitive environments and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.” This reliance has increased in the recent past given the Group’s reduction in wholesale funding. The ongoing availability of retail deposit funding on appropriate terms is dependent on a variety of factors outside the Group’s control, such as general macro-economic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and in the Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on the Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on the Group’s future growth.

Any loss in consumer confidence in the Group could significantly increase the amount of retail deposit withdrawals in a short space of time. Should the Group experience an unusually high and unforeseen level of withdrawals, in such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access, which could have a material adverse effect on the Group’s solvency.

If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or the Group’s credit ratings are downgraded (See “ —Financial Soundness Related Risks—The Group’s borrowing costs and access to the capital markets is dependent on a number of factors, including any reduction in the Group’s longer-term credit rating, and increased costs or reduction in access could materially adversely affect the Group’s results of operations, financial condition or prospects”) it is likely that wholesale funding will prove more difficult to obtain. Such increased refinancing risk, in isolation or in concert with the related liquidity risks noted above, could have a material adverse effect on the Group’s profitability and, in the longer term under extreme and unforeseen circumstances, its ability to meet its financial obligations as they fall due.

The Group’s borrowing costs and access to the capital markets is dependent on a number of factors, including any reduction in the Group’s longer-term credit rating, and increased costs or reduction in access could materially adversely affect the Group’s results of operations, financial condition or prospects.

A reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience could significantly increase its borrowing costs and limit its issuance capacity in the capital markets. As an indicator, during 2012 the spread between an index of ‘A’ rated long-term senior unsecured bank debt and an index of similar ‘BBB’ rated Bank debt, both of which are publicly available, has averaged 134 basis points. The applicability to and implications for the Group’s funding cost would depend on the type of issuance, and prevailing market conditions. The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

On 21 June 2012, as part of a ratings review of 114 European financial institutions announced in February 2012, a leading ratings agency downgraded the longer-term credit rating of the Group and the Company by one notch. Rating agencies regularly evaluate the Group and the Company, and their ratings of longer-term debt are based on a number of factors, including the Group’s financial strength as well as factors not entirely within the Group’s control, including conditions affecting the financial services industry generally. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the Group or the Company will maintain its current ratings. Downgrades of the Group’s longer-term credit rating could lead to additional collateral posting and cash outflow. A hypothetical instantaneous two notch downgrade of the Group’s current long-term credit rating and accompanying short-term down grade implemented simultaneously by all major rating agencies, could result in an outflow of £11.5 billion of cash over a period of up to one year, £3.5 billion of collateral posting related to customer financial contracts and £18 billion of collateral posting associated with secured funding. Any reduction in the Group’s longer-term credit rating may result in increased borrowing costs, a reduction in access to capital markets or a reduction in liquidity which could materially adversely affect the Group’s results of operations, financial condition or prospects.

RISK FACTORS

The Group’s borrowing costs and access to capital markets could also be affected by regulatory developments such as the UK Government’s response to the proposals of the Independent Commission on Banking (ICB), proposals of the Basel Committee on Banking Supervision (known as Basel III), the proposed amendments to the Capital Requirements Directive (CRD IV) and the European Commission’s proposal for a directive providing for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms, known as the Crisis Management Directive (CMD). The return required by bondholders may also rise if the prospects of bail-in scenarios become more likely which would increase the Group’s funding costs. Unfavourable developments could materially adversely affect the Group’s access to liquidity, increase its funding costs and, hence, have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group is subject to the risk of having insufficient capital resources to meet the minimum required by regulators.

A perceived or actual shortage of capital could result in actions or sanctions, which may have a material adverse effect on the Group’s business, including its operating results, financial condition and its prospects. This, in turn, may affect the Group’s capacity to continue its business operations, pay future dividends or pursue acquisitions or other strategic opportunities, impacting future growth potential. If, in response to such shortage, the Group raises additional capital through the issuance of share capital or capital instruments, existing shareholders or holders of debt of a capital nature may experience a dilution of their holdings.

The circumstances which could give rise to shortages of capital and force the Group to raise additional capital include the following:

The Group may experience a depletion of its capital resources through increased costs or liabilities incurred as a result of the crystallisation of any of the other risk factors described elsewhere in this section.

The Group may experience an increased demand for capital. For example:

•

The Group is subject to extensive regulation and regulatory supervision in relation to the levels of capital in its business. New or revised minimum and buffer capital requirements could be applied and/or the manner in which existing regulatory requirements are applied to the Group could be changed. The Bank of England’s interim Financial Policy Committee has recently requested the FSA to review the capital adequacy of all UK banks. The outcome of this review is expected during March 2013.

•

Extensive regulatory reforms are being implemented within the EU and the UK relating to Basel III and the Capital Requirements Directive and bank recovery and resolution including the proposals of the ICB. These reforms include:

	–	increased minimum levels of capital and additional minimum capital buffers;

–

enhanced quality standards for capital including requirements for capital and senior debt instruments to be capable of being written down or converted to equity in the event of the bank being deemed to be non-viable;

	–	increased risk weighting of assets, particularly in relation to market risk and counterparty credit risk;

	–	the introduction of a minimum leverage ratio;

	–	additional capital buffers and reporting requirements for systemically important banks; and

	–	the ring-fencing of the retail activities of banks from their investment banking activities.

There remains considerable uncertainty about the timing and transitional arrangements of the implementation of CRD IV and the implementation of other reforms in the EU and UK in general. There is a risk that the reforms may give rise to higher regulatory capital expectations than the Group had anticipated within its strategic plans.

•

Some of the Group’s risk weighted assets are calculated from the Group’s approved models. These are subject to regular review on a rolling basis to ensure that they remain appropriate in prevailing economic and business conditions. Additionally, the Group is currently effecting a programme of recalculating the risk weights for commercial property assets using an IRB ‘slotting’ approach in place of risk weights calculated using the standardised approach and is implementing the replacement of other IRB models. These reviews and model implementation may lead to increased levels of risk weighted assets and/or expected loss, and so to lower reported capital ratios.

•

The Group’s life assurance and general insurance businesses in the UK are subject to capital requirements prescribed by the FSA, and the Group’s life and general insurance companies outside the UK are subject to local regulatory capital requirements. Solvency II, a fundamental review of the capital adequacy regime for the European insurance industry, aims to establish a revised set of EU-wide capital requirements where the required regulatory capital will be dependent upon the risk profile of the entities, together with risk management standards, that will replace the current Solvency I requirements. There is a risk that the Solvency II final regime could increase the planned amount of regulatory capital which the Group’s life assurance and general insurance businesses are required to hold, thus decreasing the amount of capital available for other uses.

The Group sets its internal target amount of capital by taking account of market and rating agency expectations as well as regulatory requirements. If market and rating agency expectations increase, driven by, for example the capital levels or targets amongst peer banks or through the changing views of rating agencies, then the Group may experience pressure to increase its capital ratios.

The Group has been and could continue to be negatively affected by the soundness and/or the perceived soundness of other financial institutions, which could result in significant systemic liquidity problems, losses or defaults by other financial institutions and counterparties, and which could materially adversely affect the Group’s results of operations, financial condition or prospects.

The Group is subject to the risk of deterioration of the commercial soundness and/or perceived soundness of other financial services institutions within and outside the UK. Financial services institutions that deal with each other are interrelated as a result of trading, investment, clearing, counterparty and other relationships. This presents systemic risk and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have a material adverse effect on the Group’s ability to raise new funding. One potential source of increased systemic risk is presented by the market’s perception of Eurozone sovereign and bank borrowers in Italy, the Republic of Ireland, Greece, Portugal and Spain, as reflected in the quoted prices of bonds and credit default swaps for these borrowers.

The Group routinely executes a high volume of transactions with counterparties in the financial services industry, resulting in a significant credit concentration. A default by, or even concerns about the financial resilience of, one or more financial services institutions could lead to further significant systemic liquidity problems, or losses or defaults by other financial institutions, which could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

RISK FACTORS

INSURANCE AND PENSION SCHEME RISKS

The Group’s insurance business and employee pension schemes are subject to risks relating to insurance claim rates, pension scheme benefit payment levels and changes in insurance customer and employee pension scheme member behaviour.

The insurance business of the Group and its employee pension schemes are exposed to short-term and longer-term variability arising from uncertain longevity, mortality, morbidity and expense levels. Adverse developments in any of these factors will increase the size of the Group’s insurance and/or employee pension scheme liabilities and may adversely affect the Group’s financial condition and results of operations.

Customer behaviour in the insurance business may result in increased propensity to cease contributing to or cancel insurance policies at a rate in excess of business assumptions. Consequent reduction in policy persistency and fee income would have an adverse impact upon the profitability of the insurance business of the Group. The rate at which employee pension scheme members cease employment affects the aggregate amount of benefits payable by the schemes. This rate may differ from applicable business assumptions. Variances may increase the size of the Group’s aggregate pension liabilities and may adversely affect the Group’s financial condition and results of operations.

The insurance business of the Group is also exposed to the risk of uncertain insurance claim rates. For example, extreme weather conditions can result in high property damage claims, higher levels of theft can increase claims on home insurance and changes to unemployment levels can increase claims on loan protection insurance. These claims rates may differ from business assumptions and negative developments may adversely affect the Group’s financial condition and results of operations.

UK banks recognise an insurance asset in their balance sheets representing the value of in-force business (VIF) in respect of long-term life assurance contracts, being insurance contracts and investment contracts with discretionary participation features. This asset represents the present value of future profits expected to arise from the portfolio of in-force life assurance contracts. Adoption of this accounting treatment results in the earlier recognition of profit on new business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IAS 39 (Financial Instruments: Recognition and Measurement). Differences between actual and expected experience may have a significant impact on the value of the VIF asset, as changes in experience can result in significant changes to modelled future cash flows. The VIF asset is calculated based on best-estimate assumptions made by management, including mortality experience and persistency. If these assumptions prove incorrect, the VIF asset could be materially reduced, which in turn could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

REGULATORY AND LEGAL RISKS

The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments could have a significant material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group’s businesses are subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK, the European Union and the other markets where it operates. The UK Government, the FSA and other regulators in the UK, the European Union or overseas may intervene further in relation to areas of industry risk already identified, or in new areas, which could affect the Group. The Group cannot predict such regulatory intervention, but any changes in regulations could materially adversely affect the Group’s results of operations, financial condition or prospects.

Areas where regulatory changes could have an adverse effect on the Group include, but are not limited to:

(i)

general changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which the Group operates, which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

(ii)	external bodies applying or interpreting standards or laws differently to those applied by the Group;

(iii)	changes in competitive and pricing environments;

(iv)	further requirements relating to financial reporting, corporate governance, and conduct of business and employee compensation;

(v)	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and

(vi)	changes to regulation and legislation relating to economic and trading sanctions, money laundering and terrorist financing.

Evolving capital and liquidity requirements continue to be a priority for the Group. Basel III and CRD IV have put forward proposals for a reform package which changes the regulatory capital requirements and liquidity standards, introduces new definitions for the calculation of counterparty credit risk and leverage ratios, requires additional capital buffers and development of a global liquidity standard. Implementation of CRD IV is expected to be phased in between 2013 and 2018. The impact of slotting migration on the Real Estate portfolio is not expected to be material at a Group level under the current regulatory framework (although the impact under Basel III is likely to be material).

The EU’s Liikanen report, if adopted, could result in widespread reforms of the banking sector at both national and European level. For banks with retail operations in the UK, there will be additional uncertainty as a result of inconsistencies between Liikanen proposals and the UK’s Independent Commission on Banking (ICB) recommendations. As noted below, the ICB puts the ring-fence around the retail activities, while Liikanen puts it around trading operations. If implemented, the impacts of the Liikanen recommendations are potentially far reaching with both strategic and structural implications, such that banks will be required to ‘ring-fence’ certain trading operations into a new subsidiary.

The Government has endorsed the ICB’s proposals to ring-fence retail banking operations as part of a wider regulatory framework including capital and liquidity and effective macro- and micro-prudential supervision, which should remove any implicit taxpayers’ guarantee for the ring-fenced entities. In October 2012, the UK Government published the draft Financial Services (Banking Reform) Bill which will give effect to the recommendations of the ICB covering banking structural reforms (ring-fencing of retail banking activities), bail-in of senior debt and depositor preference. In December, the Parliamentary Commission on Banking Standards published its first report commenting upon the draft Bill. Given that the Group is predominantly a retail and commercial bank, it would expect to be less affected by the implementation of a retail ring-fence, but believes it will be important for any transition period to be flexible in order to minimise any impact on economic growth, and for banks to implement the required structural changes.

The ICB also recommended that ring-fenced banks should hold a common equity capital base of at least 10 per cent to absorb the impact of potential losses or financial crises. The Government’s proposals on capital are consistent with the capital targets the Group set in its strategic

RISK FACTORS

review in 2011 and, although much work remains to be done on the detail of the implementation of capital requirements, the Group is on track to achieve the capital levels the ICB recommends.

HM Treasury confirmed on 19 December 2012 that the Financial Services Bill had received Royal Assent. This means that the PRA and FCA will become responsible for regulating the UK financial services industry from 1 April 2013. The PRA will be responsible for supervising banks, building societies and other large firms. The FCA will focus on consumer protection and market regulation. Until the formal transition of regulatory and supervisory powers from the FSA to the new FCA and PRA on 1 April 2013 the responsibility for regulating and supervising the activities of the Group and its subsidiaries will remain with the FSA. There are now two independent groups of supervisors for banks, insurers and major investment firms covering prudential and conduct.

In addition, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority, as new EU Supervisory Authorities, are likely to have greater influence on regulatory matters across the EU.

Significant regulatory initiatives from the US impacting the Group include the enactment of the Dodd-Frank Act which provides a broad framework for significant regulatory changes that extend to almost every area of US financial regulation. See Regulation—US Regulation—Dodd Frank Act. Although uncertainty remains about many of the details, impact and timing of the Dodd-Frank Act’s implementing regulations, the Group expects that there may be additional costs and limitations on its business resulting from certain regulatory initiatives, including the proposed regulations to implement the Volker Rule limitations. In addition, the provisions of US law commonly known as the Foreign Account Tax Compliance Act (FATCA) or intergovernmental agreements implementing FATCA may require non-US financial institutions to identify their US account holders or be subject to 30 per cent withholding tax on certain payments.

At a European level, the pace of regulatory reform has increased with a number of new directives or changes to existing directives planned in the next 12 to 24 months including a revised Markets in Financial Instruments Directive, Transparency Directive, Insurance Mediation Directive, Alternative Investment Fund Managers Directive and a Fifth Undertakings In Collective Investments in Transferable Securities Directive as well as a proposed Directive regulating Packaged Retail Investment Products. There are also proposals to introduce a Financial Transactions Tax in certain European Union member states. The Insurance division is also continuing to progress its plans to achieve Solvency II compliance.

The Group is continually assessing the impacts of legal and regulatory developments which could have an effect on the Group and will participate in relevant consultation and calibration processes to be undertaken by the various regulatory and other bodies. Implementation of the foregoing regulatory developments could result in additional costs or limit or restrict the way that the Group conducts business, although uncertainty remains about the details, impact and timing of these reforms. The Group continues to work closely with regulatory authorities and industry associations to ensure that it is able to identify and respond to proposed regulatory changes and mitigate against risks to the Group and its stakeholders.

The Group is exposed to various forms of regulatory or legal risk in its operations, including the risk of mis-selling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a material adverse effect on the Group’s results of operations or its relations with its customers.

The Group is exposed to various forms of regulatory risk in its operations including:

(i)

certain aspects of the Group’s business may be determined by the relevant authorities, the Financial Ombudsman Service (FOS) or the courts not to have been conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the Ombudsman’s opinion;

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

Failure to manage these risks adequately could materially affect the Group, both financially and reputationally.

The financial impact of regulatory risks might be considerable but are difficult to quantify. Amounts eventually paid may exceed the amount of provisions set aside to cover such risks.

Companies within the Group are responsible for contributing to compensation schemes such as the UK Financial Services Compensation Scheme (FSCS) in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. Going forward, further provisions in respect of these costs are likely to be necessary. The ultimate cost to the industry, which will also include the cost of any compensation payments made by the FSCS and, if necessary, the cost of meeting any shortfall after recoveries on the borrowings entered into by

RISK FACTORS

the FSCS, remains uncertain but may be significant and may have a material effect on the Group’s results of operations, financial condition or prospects.

BANKING ACT 2009 RELATED RISKS

The Group and its UK subsidiaries may be subject to the provisions of the Banking Act 2009 in the future. The potential impact on the Group is inherently uncertain.

Under the Banking Act 2009 (the Banking Act), substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together, the Authorities) as part of the special resolution regime (SRR). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits pursuant to Part IV of the FSMA that are failing or are likely to fail to satisfy the threshold conditions (within the meaning of section 41 of the FSMA). The SRR consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly-owned by the Bank of England; and (iii) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. The Banking Act also provides for two new insolvency and administration procedures for relevant entities. Certain ancillary powers include the power to modify certain contractual arrangements in certain circumstances.

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

COMPETITION RELATED RISKS

The Group remains subject to various regulatory developments and increased governmental scrutiny which could result in further proposals or initiatives to increase competition in markets which the Group operates in.

A number of recent investigations and reviews, including the ICB, the UK Government White Paper and the Office of Fair Trading Personal Current Account Review, have identified a lack of competition in the UK banking markets. This, combined with the new FCA statutory objective to promote competition (something which the FSA is not currently required to do) may lead to greater UK Government and regulatory scrutiny in the future and to proposals or initiatives to increase competition, ranging from enforced product and service developments and payment system changes to significant structural changes (in addition to previously announced developments, including the Verde divestment and the new account switching service). This increase in competition scrutiny could have a significant effect on the Group’s operations, financial condition or the business of the Group.

For more information see “—Regulatory and Legal Risks —The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulation developments could have a significant material adverse effect on the Group’s results of operations, financial condition or prospects” and “Regulation – Other bodies impacting the regulatory regime.”

OPERATIONAL RISKS

The Group could fail to attract or retain senior management or other key employees.

The Group’s success depends on its ability to attract, retain and develop high calibre talent. Achievement of this aim cannot be guaranteed, particularly in light of ongoing regulatory and public interest in remuneration practices (the Group is subject to the FSA’s Remuneration Code). In addition, macro-economic conditions and negative media attention on the financial services industry may adversely impact employee retention, colleague sentiment and engagement. The Group also made a number of other commitments in 2011 regarding its pay policy, including those set out within the statement agreed with the Government as part of ‘Project Merlin’, encompassing pay governance, transparency and engagement with its shareholders on pay policy.

The Group’s continuing structural consolidation and the sale of part of the branch network under Project Verde may result in disruption of senior management’s ability to lead and manage the Group effectively. The level and impact of change is managed via robust change management governance and a consolidated Strategic Change Plan. There are separate governance arrangements in place in Project Verde to oversee the impacts of the divestment on the retained business customers, operations and controls.

Failure to attract and retain senior management and key employees could have a material adverse effect on the Group’s results of operations, financial condition or prospects, and presents a significant risk to the delivery of the Group’s overall strategy.

Weaknesses or failures in the Group’s internal processes, systems and security could materially adversely affect the Group’s results of operations, financial condition or prospects, and could result in the reputational damage of the Group.

Operational risks, through inadequate or failed internal processes, systems (including financial reporting and risk monitoring processes) or security, or from people-related or external events, including the risk of fraud and other criminal acts carried out against the Group, are present in the Group’s businesses. The Group’s businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness in these internal processes, systems or security could have an adverse effect on the Group’s results, reporting of such results, and on the ability to deliver appropriate customer outcomes during the affected period.

Specifically, failure to develop, deliver or maintain effective IT solutions could have a material adverse impact on customer service. In addition, any breach in security of the Group’s systems, for example from increasingly sophisticated attacks by cybercrime groups, could disrupt its business, result in the disclosure of confidential information, and create significant financial and legal exposure. The resilience of the Group’s IT is of paramount importance to the Group; accordingly, significant investment has been made in IT infrastructure and systems to ensure its resilience and to enhance the services it supports. The Group continues to invest in IT and information security control environments including user access management and records management to address evolving threats, and maintains contingency plans for a range of Group specific and industry wide IT and breach of security scenarios.

RISK FACTORS

The Group adopts a risk based approach to mitigate the external fraud risks it faces, reflecting the current and emerging external fraud risks within the market. This approach drives an annual programme of enhancements to the Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Through Group-wide policies and operational control frameworks the Group has developed a robust fraud operating model with centralised accountability. The Group’s fraud awareness programme is a key component of its fraud control environment. In 2012 a Group-wide awareness campaign was launched specifically addressing the emerging ‘cyber’ threats and the role that the Group’s employees play in helping to keep its customers safe and secure.

Although the Group denotes significant resources to maintain and regularly update its processes and systems that are designed to protect the security of the Group’s systems, software, networks and other technology assets, there is no assurance that all of the Group’s security measures will provide absolute security. Any damage to the Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in Group systems, processes or security could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that either the Company or any relevant company within the Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FSA.

Terrorist acts, other acts of war, geopolitical, pandemic or other such events could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

Terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events and responses to those acts/events may create economic and political uncertainties, which could have a material adverse effect on UK and international macro-economic conditions generally, and more specifically on the Group’s results of operations, financial condition or prospects in ways that cannot necessarily be predicted.

OTHER RISKS

The Group’s financial statements are based, in part, on assumptions and estimates which, if wrong, could cause losses in the future.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include impairment of financial assets, valuation of financial instruments, pensions, insurance and taxation, are discussed in detail in ‘Critical accounting estimates and judgements’ set out on pages F-22 to F-24 of this document.

If the judgement, estimates and assumptions used by the Group in preparing its consolidated financial statements are subsequently found to be incorrect, there could be a material adverse effect on the Group’s results of operations, financial condition or prospects, and a corresponding impact on its funding requirements and capital ratios.

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

The market price of Lloyds Banking Group plc ordinary shares could be volatile and subject to significant fluctuations due to various factors, including changes in market sentiment regarding Lloyds Banking Group plc ordinary shares (or securities similar to them), economic or political disruption in the main jurisdictions in which the Group operates, any regulatory changes affecting the Group’s operations, variations in its operating results, developments in the industry or its competitors, the operating and share price performance of other companies in the industries and markets in which the Group operates, or speculation about the Group’s business in the press, media or investment communities. Stock markets have from time to time, including recently and particularly with respect to certain financial institution shares, experienced significant price and volume fluctuations. Such fluctuations have affected market prices for securities, including Lloyds Banking Group plc ordinary shares, and may be unrelated to the Group’s operating performance or prospects. Furthermore, the Group’s operating results and prospects from time to time may be below the expectations of rating agencies, market analysts or investors. Any of these events could result in a decline in the market prices of Lloyds Banking Group plc ordinary shares. In general, prospective investors should be aware that the value of an investment in Lloyds Banking Group plc ordinary shares may go down as well as up.

Failure to manage the risks associated with changes in taxation rates or applicable tax laws, or misinterpretation of such tax laws, could materially adversely affect the Group’s results of operations, financial condition or prospects.

Tax risk is the risk associated with changes in taxation rates or applicable tax laws, or misinterpretation of such tax laws. This could result in increased charges, financial loss including penalties, and reputational damage. Failure to manage these risks adequately could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

RISK FACTORS

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

FORWARD LOOKING STATEMENTS

This annual report contains certain forward looking statements within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995 with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, expenditures or any other financial items or ratios; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of certain synergy targets; statements about the future business and economic environments in the United Kingdom (UK) and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to the risks identified above under Risk factors as well as: general economic and business conditions in the UK and internationally; inflation, deflation, interest rates and policies of the Bank of England, the European Central Bank and other G8 central banks; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, without limitation, as a result of the Group’s Simplification Programme; changing demographic developments including mortality and changing customer behaviour including consumer spending, saving and borrowing habits; changes in customer preferences, changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes; natural and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes, people and systems; terrorist acts and other acts of war or hostility and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, taxation, accounting standards or practices; regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere; the implementation of the draft EU crisis management framework directive and banking reform, following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; market related trends and developments; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and the success of the Group in managing the risks of the foregoing.

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

LLOYDS BANKING GROUP STRUCTURE

The following is a list of the significant subsidiaries of Lloyds Banking Group plc at 31 December 2012.

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
* Indirect interest

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LLOYDS BANKING GROUP PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement present fairly, in all material respects, the financial position of Lloyds Banking Group plc and its subsidiaries (the Company) at 31 December 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2012, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
25 March 2013

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December

	Note	2012 £ million		2011 £ million		2010 £ million
Interest and similar income		23,535		26,316		29,340
Interest and similar expense		(14,460)		(13,618)		(16,794)
Net interest income	5	9,075		12,698		12,546

Fee and commission income		4,731		4,935		4,992
Fee and commission expense		(1,438)		(1,391)		(1,682)
Net fee and commission income	6	3,293		3,544		3,310
Net trading income	7	13,554		(368)		15,724
Insurance premium income	8	8,284		8,170		8,148
Other operating income	9	4,700		2,799		4,228
Other income		29,831		14,145		31,410
Total income		38,906		26,843		43,956
Insurance claims	10	(18,396)		(6,041)		(19,088)
Total income, net of insurance claims		20,510		20,802		24,868
Regulatory provisions		(4,175)		(175)		(3,700)
Other operating expenses		(11,756)		(12,875)		(12,770)
Total operating expenses	11	(15,931)		(13,050)		(16,470)
Trading surplus		4,579		7,752		8,398
Impairment	12	(5,149)		(8,094)		(10,952)
Loss on disposal of businesses	14	—		—		(365)
(Loss) profit before tax		(570)		(342)		(2,919)
Taxation	15	(773)		(36)		325
Loss for the year		(1,343)		(378)		(2,594)

Profit attributable to non-controlling interests		84		73		62
Loss attributable to equity shareholders		(1,427)		(451)		(2,656)
Loss for the year		(1,343)		(378)		(2,594)

Basic earnings per share	16	(2.0	)p	(0.7	)p	(4.0	)p
Diluted earnings per share	16	(2.0	)p	(0.7	)p	(4.0	)p

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December

	2012 £ million	2011 £ million	2010 £ million
Loss for the year	(1,343)	(378)	(2,594)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfers from held-to-maturity portfolio	1,168	—	—
Change in fair value	779	2,603	1,231
Income statement transfers in respect of disposals	(3,547)	(343)	(399)
Income statement transfers in respect of impairment	42	80	114
Other income statement transfers	290	(155)	(110)
Taxation	339	(575)	(343)
	(929)	1,610	493
Movement in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	116	916	(1,048)
Net income statement transfers	(92)	70	932
Taxation	1	(270)	30
	25	716	(86)
Currency translation differences (tax: nil)	(14)	(84)	(129)
Other comprehensive income for the year, net of tax	(918)	2,242	278
Total comprehensive income for the year	(2,261)	1,864	(2,316)

Total comprehensive income attributable to non-controlling interests	82	72	57
Total comprehensive income attributable to equity shareholders	(2,343)	1,792	(2,373)
Total comprehensive income for the year	(2,261)	1,864	(2,316)

CONSOLIDATED BALANCE SHEET
for the year ended 31 December

		2012	2011
	Note	£ million	£ million
Assets
Cash and balances at central banks		80,298	60,722
Items in the course of collection from banks		1,256	1,408
Trading and other financial assets at fair value through profit or loss	17	153,990	139,510
Derivative financial instruments	18	56,550	66,013
Loans and receivables:
Loans and advances to banks	19	29,417	32,606
Loans and advances to customers	20	517,225	565,638
Debt securities	23	5,273	12,470
		551,915	610,714
Available-for-sale financial assets	25	31,374	37,406
Held-to-maturity investments	26	—	8,098
Investment properties	27	5,405	6,122
Goodwill	28	2,016	2,016
Value of in-force business	29	6,800	6,638
Other intangible assets	30	2,792	3,196
Tangible fixed assets	31	7,342	7,673
Current tax recoverable		354	434
Deferred tax assets	43	4,285	4,496
Retirement benefit assets	42	1,867	1,338
Other assets	32	18,308	14,762
Total assets		924,552	970,546

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

		2012	2011
Equity and liabilities	Note	£ million	£ million
Liabilities
Deposits from banks	33	38,405	39,810
Customer deposits	34	426,912	413,906
Items in course of transmission to banks		996	844
Trading and other financial liabilities at fair value through profit or loss	35	35,972	24,955
Derivative financial instruments	18	48,665	58,212
Notes in circulation		1,198	1,145
Debt securities in issue	36	117,369	185,059
Liabilities arising from insurance contracts and participating investment contracts	37	82,953	78,991
Liabilities arising from non-participating investment contracts	39	54,372	49,636
Unallocated surplus within insurance businesses	40	267	300
Other liabilities	41	33,941	32,041
Retirement benefit obligations	42	300	381
Current tax liabilities		138	103
Deferred tax liabilities	43	327	314
Other provisions	44	3,961	3,166
Subordinated liabilities	45	34,092	35,089
Total liabilities		879,868	923,952
Equity
Share capital	46	7,042	6,881
Share premium account	47	16,872	16,541
Other reserves	48	12,902	13,818
Retained profits	49	7,183	8,680
Shareholders’ equity		43,999	45,920
Non-controlling interests		685	674
Total equity		44,684	46,594
Total equity and liabilities		924,552	970,546

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Non-controlling interests £ million	Total £ million
Balance at 1 January 2012	23,422	13,818	8,680	45,920	674	46,594
Comprehensive income
(Loss) profit for the year	—	—	(1,427)	(1,427)	84	(1,343)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	—	(927)	—	(927)	(2)	(929)
Movements in cash flow hedging reserve, net of tax	—	25	—	25	—	25
Currency translation differences (tax: £nil)	—	(14)	—	(14)	—	(14)
Total other comprehensive income	—	(916)	—	(916)	(2)	(918)
Total comprehensive income	—	(916)	(1,427)	(2,343)	82	(2,261)
Transactions with owners
Dividends	—	—	—	—	(56)	(56)
Issue of ordinary shares	492	—	—	492	—	492
Movement in treasury shares	—	—	(407)	(407)	—	(407)
Value of employee services:
Share option schemes	—	—	81	81	—	81
Other employee award schemes	—	—	256	256	—	256
Change in non-controlling interests	—	—	—	—	(15)	(15)
Total transactions with owners	492	—	(70)	422	(71)	351
Balance at 31 December 2012	23,914	12,902	7,183	43,999	685	44,684

Further details of movements in the Group’s share capital and reserves are provided in notes 46, 47, 48 and 49.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Non-controlling interests £ million	Total £ million
Balance at 1 January 2011	23,106	11,575	9,044	43,725	841	44,566
Comprehensive income
(Loss) profit for the year	—	—	(451)	(451)	73	(378)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	—	1,611	—	1,611	(1)	1,610
Movements in cash flow hedging reserve, net of tax	—	716	—	716	—	716
Currency translation differences (tax: £nil)	—	(84)	—	(84)	—	(84)
Total other comprehensive income	—	2,243	—	2,243	(1)	2,242
Total comprehensive income	—	2,243	(451)	1,792	72	1,864
Transactions with owners
Dividends	—	—	—	—	(50)	(50)
Issue of ordinary shares	316	—	—	316	—	316
Movement in treasury shares	—	—	(276)	(276)	—	(276)
Value of employee services:
Share option schemes	—	—	125	125	—	125
Other employee award schemes	—	—	238	238	—	238
Change in non-controlling interests	—	—	—	—	(189)	(189)
Total transactions with owners	316	—	87	403	(239)	164
Balance at 31 December 2011	23,422	13,818	8,680	45,920	674	46,594

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Non-controlling interests £ million	Total £ million
Balance at 1 January 2010	24,944	7,217	11,117	43,278	829	44,107
Comprehensive income
(Loss) profit for the year	—	—	(2,656)	(2,656)	62	(2,594)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	—	498	—	498	(5)	493
Movements in cash flow hedging reserve, net of tax	—	(86)	—	(86)	—	(86)
Currency translation differences (tax: £nil)	—	(129)	—	(129)	—	(129)
Total other comprehensive income	—	283	—	283	(5)	278
Total comprehensive income	—	283	(2,656)	(2,373)	57	(2,316)
Transactions with owners
Dividends	—	—	—	—	(47)	(47)
Issue of ordinary shares	2,237	—	—	2,237	—	2,237
Redemption of preference shares	11	(11)	—	—	—	—
Cancellation of deferred shares	(4,086)	4,086	—	—	—	—
Movement in treasury shares	—	—	20	20	—	20
Value of employee services:
Share option schemes	—	—	154	154	—	154
Other employee award schemes	—	—	409	409	—	409
Change in non-controlling interests	—	—	—	—	2	2
Total transactions with owners	(1,838)	4,075	583	2,820	(45)	2,775
Balance at 31 December 2010	23,106	11,575	9,044	43,725	841	44,566

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December

	Note		2012 £ million	2011 £ million	2010 £ million
(Loss) profit before tax			(570)	(342)	(2,919)
Adjustments for:
Change in operating assets	56	(A)	48,333	44,097	31,860
Change in operating liabilities	56	(B)	(46,681)	(19,187)	(45,683)
Non-cash and other items	56	(C)	2,045	(4,539)	14,373
Tax (paid) received			(78)	(136)	332
Net cash provided by (used in) operating activities			3,049	19,893	(2,037)
Cash flows from investing activities
Purchase of financial assets			(22,050)	(28,995)	(46,890)
Proceeds from sale and maturity of financial assets			37,664	36,523	45,999
Purchase of fixed assets			(3,003)	(3,095)	(3,216)
Proceeds from sale of fixed assets			2,595	2,214	1,354
Acquisition of businesses, net of cash acquired	56	(E)	(11)	(13)	(73)
Disposal of businesses, net of cash disposed	56	(F)	37	298	428
Net cash provided by (used in) investing activities			15,232	6,932	(2,398)
Cash flows from financing activities
Dividends paid to non-controlling interests			(56)	(50)	(47)
Interest paid on subordinated liabilities			(2,577)	(2,126)	(1,942)
Proceeds from issue of subordinated liabilities			—	—	3,237
Proceeds from issue of ordinary shares			170	—	—
Repayment of subordinated liabilities			(664)	(1,074)	(684)
Change in non-controlling interests			23	8	2
Net cash (used in) provided by financing activities			(3,104)	(3,242)	566
Effects of exchange rate changes on cash and cash equivalents			(8)	6	479
Change in cash and cash equivalents			15,169	23,589	(3,390)
Cash and cash equivalents at beginning of year			85,889	62,300	65,690
Cash and cash equivalents at end of year	56	(D)	101,058	85,889	62,300

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

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. As stated on page 178, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

The Group has reviewed its holding of government securities classified as held-to-maturity; since it is no longer the Group’s intention to hold these to maturity, they have been reclassified as available-for-sale. In addition, as the Group’s share of results of joint ventures and associates is no longer significant, this is now included within other operating income and the related asset reported within other assets; comparatives have been re-presented on a consistent basis.

The Group has adopted the following amendments to standards which became effective for financial years beginning on or after 1 January 2012.

Neither of these amendments has had a material impact on these financial statements.

(i)

Disclosures – Transfers of Financial Assets (Amendments to IFRS 7). Requires disclosures in respect of all transferred financial assets that are not derecognised in their entirety and transferred assets that are derecognised in their entirety but with which there is continuing involvement. Disclosures in connection with such transfers can be found in note 54.

(ii)

Deferred Tax: Recovery of Underlying Assets (Amendment to IAS 12). Introduces a rebuttable presumption that investment property measured at fair value is recovered entirely through sale and that deferred tax in respect of such investment property is recognised on that basis.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2012 and which have not been applied in preparing these financial statements are given in note 57.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES

The Group’s accounting policies are set out below. These accounting policies have been applied consistently.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

(C) OTHER INTANGIBLE ASSETS

Other intangible assets include brands, core deposit intangible, purchased credit card relationships, customer-related intangibles and both internally and externally generated capitalised software enhancements. Intangible assets which have been determined to have a finite useful life are amortised on a straight line basis over their estimated useful life as follows:

Capitalised software enhancements	up to 7 years
Brands (which have been assessed as having finite lives)	10-15 years
Customer-related intangibles	up to 10 years
Core deposit intangible	up to 8 years
Purchased credit card relationships	5 years

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

Revenue recognition policies specific to life insurance and general insurance business are detailed below (see (O) below); those relating to leases are set out in (K)(2) below.

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

NOTE 2: ACCOUNTING POLICIES continued

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

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Refer to note 3 (Critical accounting estimates and judgements: Fair value of financial instruments) and note 54(3) (Financial instruments: Fair values of financial assets and liabilities) for details of valuation techniques and significant inputs to valuation models.

The Group is permitted to reclassify, at fair value at the date of transfer, non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the trading category if they are no longer held for the purpose of being sold or repurchased in the near term, as follows:

–

if the financial assets would have met the definition of loans and receivables (but for the fact that they had to be classified as held for trading at initial recognition), they may be reclassified into loans and receivables where the Group has the intention and ability to hold the assets for the foreseeable future or until maturity; or

–

if the financial assets would not have met the definition of loans and receivables, they may be reclassified out of the held for trading category into available-for-sale financial assets in ‘rare circumstances’.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

A sale or reclassification of a more than insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments to available-for-sale financial assets.

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

(F) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

All derivatives are recognised at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and using valuation techniques, including discounted cash flow and option pricing models, as appropriate. Derivatives are carried in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 3 (Critical accounting estimates and judgements: Fair value of financial instruments) and note 54(3) (Financial instruments: Fair values of financial assets and liabilities) for details of valuation techniques and significant inputs to valuation models.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

Impairment allowances are assessed individually for financial assets that are individually significant. Such individual assessment is used primarily for the Group’s wholesale lending portfolios in the Commercial Banking and Wealth, Asset Finance and International divisions. Impairment allowances for portfolios of smaller balance homogenous loans such as most residential mortgages, personal loans and credit card balances in the Group’s retail portfolios in both the Retail and Wealth, Asset Finance and International divisions that are below the individual assessment thresholds, and for loan losses that have been incurred but not separately identified at the balance sheet date, are determined on a collective basis.

INDIVIDUAL ASSESSMENT

In respect of individually significant financial assets in the Group’s wholesale lending portfolios, assets are reviewed on a regular basis and those showing potential or actual vulnerability are placed on a watch list where greater monitoring is undertaken and any adverse or potentially adverse impact on ability to repay is used in assessing whether an asset should be transferred to a dedicated Business Support Unit. Specific examples of trigger events that would lead to the initial recognition of impairment allowances against lending to corporate borrowers (or the recognition of additional impairment allowances) include (i) trading losses, loss of business or major customer of a borrower; (ii) material breaches of the terms and conditions of a loan facility, including non-payment of interest or principal, or a fall in the value of security such that it is no longer considered adequate; (iii) disappearance of an active market because of financial difficulties; or (iv) restructuring a facility with preferential terms to aid recovery of the lending (such as a debt for equity swap).

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

COLLECTIVE ASSESSMENT

Impairment is assessed on a collective basis for (1) homogenous groups of loans that are not considered individually impaired; and (2) to cover losses which have been incurred but have not yet been identified on loans subject to individual impairment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

INCURRED BUT NOT YET IDENTIFIED IMPAIRMENT

The collective provision also includes provision for inherent losses, that is losses that have been incurred but have not been separately identified at the balance sheet date. The loans that are not currently recognised as impaired are grouped into homogenous portfolios by key risk drivers. Risk drivers for secured retail lending include the current indexed loan-to-value, previous mortgage arrears, internal cross-product delinquency data and external credit bureau data; for unsecured retail lending they include whether the account is up-to-date and, if not, the number of payments that have been missed; and for wholesale lending they include factors such as observed default rates and loss given default. An assessment is made of the likelihood of each account becoming recognised as impaired within the loss emergence period, with the economic loss that each portfolio is likely to generate were it to become impaired. The loss emergence period is determined by local management for each portfolio and the Group has a range of loss emergence periods which are dependent upon the characteristics of the portfolios. Loss emergence periods are reviewed regularly and updated when appropriate. In general the periods used across the Group vary between one month and twelve months based on historical experience. Unsecured portfolios tend to have shorter loss emergence periods than secured portfolios.

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

NOTE 2: ACCOUNTING POLICIES continued

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

(J) TANGIBLE FIXED ASSETS

Tangible fixed assets are included at cost less accumulated depreciation. The value of land (included in premises) is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between the cost and the residual value over their estimated useful lives, as follows: Premises (excluding land):

–	Freehold/long and short leasehold premises: shorter of 50 years and the remaining period of the lease.

–	Leasehold improvements: shorter of 10 years and, if lease renewal is not likely, the remaining period of the lease.

Equipment:

–	Fixtures and furnishings: 10-20 years.

–	Other equipment and motor vehicles: 2-8 years.

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

(M) SHARE-BASED COMPENSATION

The Group operates a number of equity-settled, share-based compensation plans in respect of services received from certain of its employees. The value of the employee services received in exchange for equity instruments granted under these plans is recognised as an expense over the vesting period of the instruments, with a corresponding increase in equity. This expense is determined by reference to the fair value of the number of equity instruments that are expected to vest. The fair value of equity instruments granted is based on market prices, if available, at the date of grant. In the absence of market prices, the fair value of the instruments at the date of grant is estimated using an appropriate valuation technique, such as a Black-Scholes option pricing model or a Monte Carlo simulation. The determination of fair values excludes the impact of any non-market vesting conditions, which are included in the assumptions used to estimate the number of options that are expected to vest. At each balance sheet date, this estimate is reassessed and if necessary revised. Any revision of the original estimate is recognised in the income statement, together with a corresponding adjustment to equity. Cancellations by employees of contributions to the Group’s Save As You Earn plans are treated as non-vesting conditions and the Group recognises, in the year of cancellation, the amount of the expense that would have otherwise been recognised over the remainder of the vesting period. Modifications are assessed at the date of modification and any incremental charges are charged to the income statement.

(N) TAXATION

Current income tax which is payable on taxable profits is recognised as an expense in the period in which the profits arise.

For the Group’s long-term insurance businesses, the tax charge is analysed between tax that is payable in respect of policyholders’ returns and tax that is payable on shareholders’ returns. This allocation is based on an assessment of the rates of tax which will be applied to the returns under current UK tax rules.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

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

–

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

–

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

–	Non-participating investment contracts – these contracts do not transfer significant insurance risk or contain a discretionary participation feature.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

LIABILITIES

–	Insurance and participating investment contracts in the Group’s with-profit funds

Liabilities of the Group’s with-profit funds, including guarantees and options embedded within products written by these funds, are stated at their realistic values in accordance with the Financial Services Authority’s realistic capital regime, except that projected transfers out of the funds into other Group funds are recorded in the unallocated surplus (see below). Further details on the realistic capital regime are given on page 136. Changes in the value of these liabilities are recognised in the income statement through insurance claims.

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

(II) ACCOUNTING FOR NON-PARTICIPATING INVESTMENT CONTRACTS

The Group’s non-participating investment contracts are primarily unit-linked. These contracts are accounted for as financial liabilities whose value is contractually linked to the fair values of financial assets within the Group’s unitised investment funds. The value of the unit-linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable. Investment returns (including movements in fair value and investment income) allocated to those contracts are recognised in the income statement through insurance claims.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

(4) REINSURANCE

Contracts entered into by the Group with reinsurers under which the Group is compensated for benefits payable on one or more contracts issued by the Group are recognised as assets arising from reinsurance contracts held. Where the underlying contracts issued by the Group are classified as insurance contracts and the reinsurance contract transfers significant insurance risk on those contracts to the reinsurer, the assets arising from reinsurance contracts held are classified as insurance contracts. Where the underlying contracts issued by the Group are classified as non-participating investment contracts and the reinsurance contract transfers financial risk on those contracts to the reinsurer, the assets arising from reinsurance contracts held are classified as non-participating investment contracts.

Assets arising from reinsurance contracts held – Classified as insurance contracts

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

Assets arising from reinsurance contracts held – Classified as non-participating investment contracts

These contracts are accounted for as financial assets whose value is contractually linked to the fair values of financial assets within the reinsurers’ investment funds. Investment returns (including movements in fair value and investment income) allocated to these contracts are recognised in insurance claims. Deposits and withdrawals are not accounted for through the income statement but are accounted for directly in the balance sheet as adjustments to the assets arising from reinsurance contracts held.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

At 31 December 2012 gross loans and receivables totalled £567,374 million (2011: £629,736 million) against which impairment allowances of £15,459 million (2011: £19,022 million) had been made (see note 24). The Group’s accounting policy for losses arising on financial assets classified as loans and receivables is described in note 2(H)(1); this note also provides an overview of the methodologies applied.

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

Collective impairment allowances are generally established for smaller balance homogenous portfolios such as the retail portfolios. The collective impairment allowance is also subject to estimation uncertainty and in particular is sensitive to changes in economic and credit conditions, including the interdependency of house prices, unemployment rates, interest rates, borrowers’ behaviour, and consumer bankruptcy trends. It is, however, inherently difficult to estimate how changes in one or more of these factors might impact the collective impairment allowance.

Given the relative size of the mortgage portfolio, a key variable is house prices which determine the collateral value supporting loans in such portfolios. The value of this collateral is estimated by applying changes in house price indices to the original assessed value of the property. If average house prices were ten per cent lower than those estimated at 31 December 2012, the impairment charge would increase by approximately £330 million in respect of UK mortgages and a further £55 million in respect of Irish mortgages.

In addition, a collective unimpaired provision is made for loan losses that have been incurred but have not been separately identified at the balance sheet date. This provision is sensitive to changes in the time between the loss event and the date the impairment is specifically identified. This period is known as the loss emergence period. In the Commercial Banking division, an increase of one month in the loss emergence period in respect of the loan portfolio assessed for collective unimpaired provisions would result in an increase in the collective unimpaired provision of approximately £130 million (at 31 December 2011, a one month increase in the loss emergence period would have increased the collective unimpaired provision by an estimated £181 million).

UNWIND OF HBOS ACQUISITION FAIR VALUE ADJUSTMENTS

The acquisition of HBOS in January 2009 required the Group to recognise the identifiable assets acquired and liabilities assumed at their acquisition-date fair values. The overall effect was to increase the book value of HBOS’s net assets by £1,241 million primarily reflecting a reduction in the value of HBOS’s debt securities and subordinated liabilities of £15,439 million, partially offset by a reduction in the carrying value of HBOS’s loans and receivables of £14,880 million, including loans and advances to customers of £13,512 million.

In the periods subsequent to the acquisition, all of the fair value adjustments unwind. The fair value adjustments made to debt securities and subordinated liabilities unwind over the expected remaining life of the related securities except in the event that the liability is extinguished, in which case the remaining unamortised fair value adjustment is recognised in the income statement immediately. The timing of the unwind of the fair value adjustment relating to loans and receivables requires significant management judgement. This includes the identification of losses which were expected at the date of acquisition and assessing whether anticipated losses will still be incurred. In 2012, there was a benefit of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

£1,339 million (2011: £1,943 million) to the income statement either from the reversal of a fair value adjustment being credited to the income statement or through a lower impairment charge as a result of the initial HBOS acquisition fair value adjustments.

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 7 Financial Instruments: Disclosure, the Group categorises financial instruments carried on the balance sheet at fair value using a three level hierarchy. Financial instruments categorised as level 1 are valued using quoted market prices and therefore there is minimal judgement applied in determining fair value. However, the fair value of financial instruments categorised as level 2 and, in particular, level 3 is determined using valuation techniques including discounted cash flow analysis and valuation models. These valuation techniques involve management judgement and estimates the extent of which depends on the complexity of the instrument and the availability of market observable information.

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

At 31 December 2012, the Group classified £6,231 million of financial assets and £591 million of financial liabilities as level 3. Further details of the Group’s level 3 financial instruments and the sensitivity of their valuation including the effect of applying reasonably possible alternative assumptions in determining their fair value are set out in note 54. Details about sensitivities to market risk arising from trading assets and other treasury positions can be found in the Risk Management section on page 112.

RECOVERABILITY OF DEFERRED TAX ASSETS

At 31 December 2012 the Group carried deferred tax assets on its balance sheet of £4,285 million (2011: £4,496 million) and deferred tax liabilities of £327 million (2011: £314 million) (note 43). This presentation takes into account the ability of the Group to net deferred tax assets and liabilities only where there is a legally enforceable right of offset. Note 43 presents the Group’s deferred tax assets and liabilities by type. The largest category of deferred tax asset relates to tax losses carried forward.

The recoverability of the Group’s deferred tax assets in respect of carry forward losses is based on an assessment of future levels of taxable profit expected to arise that can be offset against these losses. The Group’s expectations as to the level of future taxable profits take into account the Group’s long-term financial and strategic plans, and anticipated future tax adjusting items.

In making this assessment account is taken of business plans, the five year board approved operating plan and the following future risk factors:

–	The expected future economic outlook as set out in the Group Chief Executive’s Review;

–	The retail banking business disposal as required by the European Commission; and

–	Future regulatory change.

The Group’s total deferred tax asset includes £7,034 million (2011: £5,862 million) in respect of trading losses carried forward. The tax losses have arisen in individual legal entities and will be used as future taxable profits arise in those legal entities, though substantially all of the unused tax losses for which a deferred tax asset has been recognised arise in Bank of Scotland plc and Lloyds TSB Bank plc.

The deferred tax asset is expected to be utilised over different time periods in each of the entities in which the losses arise. Under current UK tax law there is no expiry date for unused tax losses. The assessment of the likely rate of recoverability of the deferred tax is expected to be slower than previously anticipated due to the more subdued and uncertain macroeconomic environment and the further provisions for legacy issues. However, the losses are still expected to be fully utilised by 2019.

As disclosed in note 43; deferred tax assets totalling £1,311 million (2011: £1,288 million) have not been recognised in respect of certain capital losses carried forward, trading losses carried forward and unrelieved foreign tax credits as there are no predicted future capital or taxable profits against which these losses can be recognised.

RETIREMENT BENEFIT OBLIGATIONS

The net asset recognised in the balance sheet at 31 December 2012 in respect of the Group’s retirement benefit obligations was £1,567 million (comprising an asset of £1,867 million and a liability of £300 million) (2011: a net asset of £957 million) of which an asset of £1,748 million (2011: £1,131 million) related to defined benefit pension schemes. As explained in note 2(L), the Group adopts the corridor approach to the recognition of actuarial gains and losses in respect of its pension schemes and as a consequence has not recognised actuarial losses of £2,705 million (2011: £539 million). After allowing for this, the defined benefit pension schemes’ net accounting deficit totalled £957 million (2011: surplus of £592 million) representing the difference between the schemes’ liabilities and the fair value of the related assets at the balance sheet date.

The value of the Group’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key areas of estimation uncertainty are the discount rate applied to future cash flows and the expected lifetime of the schemes’ members. The accounting surplus or deficit is sensitive to changes in the discount rate, which is affected by market conditions and therefore potentially subject to significant variation. The cost of the benefits payable by the schemes will also depend upon the longevity of the members. Assumptions are made regarding the expected lifetime of scheme members based upon recent experience and extrapolate the improving trend, however given the rate of advance in medical science and increasing levels of obesity, it is uncertain whether they will ultimately reflect actual experience.

The effect on the net accounting surplus or deficit and on the pension charge in the Group’s income statement of changes to the principal actuarial assumptions is set out in note 42.

VALUATION OF ASSETS AND LIABILITIES ARISING FROM LIFE INSURANCE BUSINESS

At 31 December 2012, the Group recognised a value of in-force business asset of £5,488 million (2011: £5,247 million) and an acquired value of in-force business asset of £1,312 million (2011: £1,391 million). The value of in-force business asset represents the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The acquired value of in-force business asset represents the contractual rights to benefits from providing investment management services in relation to non-participating investment contracts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

acquired in business combinations and portfolio transfers. The methodology used to value these assets is set out in note 2(O)(1). The valuation or recoverability of these assets requires assumptions to be made about future economic and operating conditions which are inherently uncertain and changes could significantly affect the value attributed to these assets. The key assumptions that have been made in determining the carrying value of the value of in-force business assets at 31 December 2012 are set out in note 29.

At 31 December 2012, the Group carried liabilities arising from insurance contracts and participating investment contracts of £82,953 million (2011: £78,991 million). The methodology used to value these liabilities is described in note 2(O)(1). Elements of the liability valuations require assumptions to be made about future investment returns, future mortality rates and future policyholder behaviour and are subject to significant management judgement and estimation uncertainty. The key assumptions that have been made in determining the carrying value of these liabilities are set out in note 37.

The effect on the Group’s profit before tax and shareholders’ equity of changes in key assumptions used in determining the life insurance assets and liabilities is set out in note 38.

PAYMENT PROTECTION INSURANCE AND OTHER REGULATORY PROVISIONS

At 31 December 2012, the Group carried provisions of £3,366 million (2011: £2,499 million) against the cost of making redress payments to customers and the related administration costs in connection with historic regulatory breaches, principally the mis-selling of payment protection insurance. Determining the amount of the provisions, which represent management’s best estimate of the cost of settling these issues, requires the exercise of significant judgement. It will often be necessary to form a view on matters which are inherently uncertain, such as the number of future complaints, the extent to which they will be upheld and the average cost of redress. Consequently the continued appropriateness of the underlying assumptions is reviewed on a regular basis against actual experience and other relevant evidence and adjustments made to the provisions where appropriate.

Note 44 contains more detail on the nature of the assumptions that have been made and key sensitivities.

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

The segmental results and comparatives are presented on a management basis, the basis reviewed by the chief operating decision maker. Previously the results of the Group’s segments had been reviewed on a combined businesses basis and the Group’s segmental analysis was presented accordingly. Profit on the management basis is equivalent to profit before tax on a combined businesses basis. However, the effects of asset sales, volatile items and liability management are shown on a separate line in the management basis income statements whereas they were previously included in the relevant line items on a combined businesses basis; in addition the results of asset sales are now reported net of the related fair value unwind whereas this was previously included on the separate fair value unwind line.

Following a reorganisation during 2012, the Group’s activities are now organised into four financial reporting segments: Retail; Commercial Banking; Wealth, Asset Finance and International; and Insurance. The impact of this reorganisation was as follows:

–	The Group’s Wholesale and Commercial divisions have been combined to form Commercial Banking.

–

The Asset Finance business unit, previously reported within Wholesale, is now reported within the Wealth, Asset Finance and International segment; the Asset Finance business recorded a management basis profit before tax of £319 million in the year ended 31 December 2012 (2011: £275 million; 2010: £380 million).

–

The Group’s Continental European wholesale business and the wholesale Australian business have been transferred from Wealth, Asset Finance and International to Commercial Banking; during the year ended 31 December 2012 these transferred businesses recorded a management basis loss before tax of £432 million (2011: £1,050 million; 2010: £1,327 million).

In addition, asset sales now include sales of centrally held government bonds, following an increase in activity in the first half of 2012.

Comparative figures have been restated accordingly for all of the above changes.

Retail offers a broad range of retail financial service products in the UK, including current accounts, savings, personal loans, credit cards and mortgages. It is also a major general insurance and bancassurance distributor, selling a wide range of long-term savings, investment and general insurance products.

Commercial Banking provides banking and related services for all UK and multinational business clients, from small and medium-sized enterprises to major corporate and financial institutions.

Wealth, Asset Finance and International gives increased focus and momentum to the Group’s private banking and asset management activities, closely co-ordinates the management of its international businesses and now also encompasses the Asset Finance business in the UK and Australia. Wealth comprises the Group’s private banking, wealth and asset management businesses in the UK and overseas. International comprises retail businesses, principally in Continental Europe.

Insurance provides long-term savings, protection and investment products distributed through the bancassurance, intermediary and direct channels in the UK. It is also a distributor of home insurance in the UK with products sold through the retail branch network, direct channels and strategic corporate partners. The business consists of Life, Pensions and Investments UK; Life, Pensions and Investments Europe; and General Insurance.

Other includes the costs of managing the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and sourcing, the costs of which are predominantly recharged to the other divisions. It also reflects other items not recharged to the divisions, including hedge ineffectiveness, UK bank levy, Financial Services Compensation Scheme costs, gains on liability management, volatile items such as hedge accounting volatility managed centrally, and other gains from the structural hedging of interest rate risk.

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

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the movement in the fair value of the derivative to the central group segment where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment. This allocation of the fair value of the swap and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and leads to accounting volatility in the central group segment where it is managed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Wealth, Asset Finance and International £m	Insurance £m	Other £m	Reported basis total £m

Year ended 31 December 2012
Net interest income	7,195	2,206	799	(78)	213	10,335
Other income (net of fee and commission expense)	1,462	2,932	2,043	2,294	(315)	8,416
Insurance claims	—	—	—	(365)	—	(365)

Total underlying income, net of insurance claims	8,657	5,138	2,842	1,851	(102)	18,386
Total costs	(4,199)	(2,516)	(2,291)	(744)	(332)	(10,082)
Impairment	(1,270)	(2,946)	(1,480)	—	(1)	(5,697)

Underlying profit (loss)	3,188	(324)	(929)	1,107	(435)	2,607
Asset sales	—	(464)	(196)	—	3,207	2,547
Volatile items	—	138	—	—	(886)	(748)
Liability management	—	—	—	—	(229)	(229)
Fair value unwind	482	888	(51)	(42)	(627)	650

Management basis profit (loss)	3,670	238	(1,176)	1,065	1,030	4,827

External revenue	10,951	4,070	2,835	2,497	(1,967)	18,386
Inter-segment revenue	(2,294)	1,068	7	(646)	1,865	—

Segment revenue	8,657	5,138	2,842	1,851	(102)	18,386

Segment external assets	346,030	314,090	76,449	143,851	44,132	924,552
Segment customer deposits	260,838	114,115	51,885	—	74	426,912
Segment external liabilities	287,631	249,097	91,251	134,963	116,926	879,868

Other segment items reflected in income statement above:
Depreciation and amortisation	345	219	815	95	90	1,564
(Decrease) increase in value of in-force business	—	—	(4)	273	—	269
Defined benefit scheme charges	103	54	36	23	(148)	68
Other segment items:
Additions to tangible fixed assets	143	67	1,732	378	683	3,003
Investments in joint ventures and associates at end of year	185	113	6	—	9	313

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Wealth, Asset Finance and International £m	Insurance £m	Other £m	Reported basis total £m

Year ended 31 December 2011[1]
Net interest income	7,497	3,192	1,003	(67)	585	12,210
Other income (net of fee and commission expense)	1,660	2,806	2,230	2,687	(204)	9,179
Insurance claims	—	—	—	(343)	—	(343)

Total underlying income, net of insurance claims	9,157	5,998	3,233	2,277	381	21,046
Total costs	(4,438)	(2,600)	(2,414)	(812)	(357)	(10,621)
Impairment	(1,970)	(4,210)	(3,604)	—	(3)	(9,787)

Underlying profit (loss)	2,749	(812)	(2,785)	1,465	21	638
Asset sales	48	61	(21)	—	196	284
Volatile items	—	(736)	—	—	(2)	(738)
Liability management	—	—	—	—	1,295	1,295
Fair value unwind	839	1,562	122	(43)	(1,274)	1,206

Management basis profit (loss)	3,636	75	(2,684)	1,422	236	2,685

External revenue	12,230	3,889	3,863	2,910	(1,846)	21,046
Inter-segment revenue	(3,073)	2,109	(630)	(633)	2,227	—

Segment revenue	9,157	5,998	3,233	2,277	381	21,046

Segment external assets	356,295	350,711	73,345	140,754	49,441	970,546
Segment customer deposits	247,088	123,822	41,661	—	1,335	413,906
Segment external liabilities	279,162	294,088	73,635	129,350	147,717	923,952

Other segment items reflected in income statement above:
Depreciation and amortisation	364	244	836	91	67	1,602
Increase (decrease) in value of in-force business	—	—	3	(625)	—	(622)
Defined benefit scheme charges	121	54	37	23	(36)	199
Other segment items:
Additions to tangible fixed assets	189	197	1,452	451	806	3,095
Investments in joint ventures and associates at end of year	147	155	29	—	3	334

[1]	Restated as explained on page F-25.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Wealth, Asset Finance and International £m	Insurance £m	Other £m	Reported basis total £m

Year ended 31 December 2010[1]
Net interest income	8,648	3,820	1,204	(39)	510	14,143
Other income (net of fee and commission expense)	1,624	3,009	2,397	2,789	(62)	9,757
Insurance claims	—	—	—	(542)	—	(542)

Total underlying income, net of insurance claims	10,272	6,829	3,601	2,208	448	23,358
Total costs	(4,644)	(2,897)	(2,533)	(854)	(150)	(11,078)
Impairment	(2,747)	(5,714)	(4,720)	—	—	(13,181)

Underlying profit (loss)	2,881	(1,782)	(3,652)	1,354	298	(901)
Asset sales	—	401	37	15	43	496
Volatile items	—	3	—	—	(273)	(270)
Liability management	—	—	—	—	423	423
Fair value unwind	1,105	2,476	372	(43)	(1,446)	2,464

Management basis profit (loss)	3,986	1,098	(3,243)	1,326	(955)	2,212

External revenue	13,620	3,297	5,102	2,613	(1,274)	23,358
Inter-segment revenue	(3,348)	3,532	(1,501)	(405)	1,722	—

Segment revenue	10,272	6,829	3,601	2,208	448	23,358

Other segment items reflected in income statement above:
Depreciation and amortisation	384	290	930	135	64	1,803
Increase in value of in-force business	—	—	2	787	—	789
Defined benefit scheme charges	176	70	55	28	126	455
Other segment items:
Additions to tangible fixed assets	126	496	1,232	585	777	3,216
Investments in joint ventures and associates at end of year	139	127	158	—	5	429

[1]	Restated as explained on page F-25.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

RECONCILIATION OF REPORTED BASIS TO STATUTORY RESULTS

The reported basis is the basis on which financial information is presented to the chief operating decision maker which excludes certain items included in the statutory results. The table below reconciles the statutory results to the reported basis.

		Removal of:

	Lloyds Banking Group statutory £m	Acquisition related and other items[1] £m	Volatility arising in insurance businesses £m	Insurance gross up £m	Regulatory provisions[2] £m	Fair value unwind £m	Reported basis £m

Year ended 31 December 2012
Net interest income	9,075	(199)	(8)	1,230	—	237	10,335
Other income	29,831	(1,691)	(298)	(19,433)	50	(43)	8,416
Insurance claims	(18,396)	—	—	18,031	—	—	(365)

Total underlying income, net of insurance claims	20,510	(1,890)	(306)	(172)	50	194	18,386
Operating expenses	(15,931)	1,478	—	172	4,175	24	(10,082)
Impairment	(5,149)	320	—	—	—	(868)	(5,697)

Underlying (loss) profit	(570)	(92)	(306)	—	4,225	(650)	2,607
Asset sales		2,547	—	—	—	—	2,547
Volatile items		(748)	—	—	—	—	(748)
Liability management		(229)	—	—	—	—	(229)
Fair value unwind		—	—	—	—	650	650

(Loss) profit	(570)	1,478	(306)	—	4,225	—	4,827

[1]

Comprises the effects of asset sales (gain of £2,547 million), volatile items (loss of £748 million), liability management (loss of £229 million), Simplification costs related to severance, IT and business costs of implementation (£676 million), EC mandated retail business disposal costs (£570 million), the amortisation of purchased intangibles (£482 million) and the past service pensions credit (£250 million, see note 11).

[2]	Comprises the payment protection insurance provision (£3,575 million) and other regulatory provisions (£650 million).

		Removal of:

	Lloyds Banking Group statutory £m	Acquisition related and other items[1] £m	Volatility arising in insurance businesses £m	Insurance gross up £m	Regulatory provisions[2] £m	Fair value unwind £m	Reported basis £m

Year ended 31 December 2011
Net interest income	12,698	(843)	(19)	(336)	—	710	12,210
Other income	14,145	2	857	(5,530)	—	(295)	9,179
Insurance claims	(6,041)	—	—	5,698	—	—	(343)

Total underlying income, net of insurance claims	20,802	(841)	838	(168)	—	415	21,046
Operating expenses	(13,050)	2,014	—	168	175	72	(10,621)
Impairment	(8,094)	—	—	—	—	(1,693)	(9,787)

Underlying (loss) profit	(342)	1,173	838	—	175	(1,206)	638
Asset sales		284	—	—	—	—	284
Volatile items		(738)	—	—	—	—	(738)
Liability management		1,295	—	—	—	—	1,295
Fair value unwind		—	—	—	—	1,206	1,206

(Loss) profit	(342)	2,014	838	—	175	—	2,685

[1]

Comprises the effects of asset sales (gain of £284 million), volatile items (loss of £738 million), liability management (gain of £1,295 million), integration and Simplification costs related to severance, IT and business costs of implementation (£1,282 million), EC mandated retail business disposal costs (£170 million) and the amortisation of purchased intangibles (£562 million).

[2]	Comprises other regulatory provisions (£175 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

		Removal of:

	Lloyds Banking Group statutory £m	Acquisition related and other items[1] £m	Volatility arising in insurance businesses £m	Insurance gross up £m	Regulatory provisions and loss on disposal of businesses[2] £m	Fair value unwind £m	Reported basis £m

Year ended 31 December 2010
Net interest income	12,546	321	26	949	—	301	14,143
Other income	31,410	(970)	(332)	(19,739)	—	(612)	9,757
Insurance claims	(19,088)	—	—	18,544	—	2	(542)

Total underlying income, net of insurance claims	24,868	(649)	(306)	(246)	—	(309)	23,358
Operating expenses	(16,470)	1,372	—	246	3,700	74	(11,078)
Impairment	(10,952)	—	—	—	—	(2,229)	(13,181)
Loss on disposal of businesses	(365)	—	—	—	365	—	—

Underlying profit (loss)	(2,919)	723	(306)	—	4,065	(2,464)	(901)
Asset sales		496	—	—	—	—	496
Volatile items		(270)	—	—	—	—	(270)
Liability management		423	—	—	—	—	423
Fair value unwind		—	—	—	—	2,464	2,464

Profit (loss)	(2,919)	1,372	(306)	—	4,065	—	2,212

[1]

Comprises the effects of asset sales (gain of £496 million), volatile items (loss of £270 million), liability management (gain of £423 million), the pension curtailment gain (£910 million, see note 11), integration costs related to severance, IT and business costs of implementation (£1,653 million) and the amortisation of purchased intangibles (£629 million).

[2]	Comprises the payment protection insurance provision (£3,200 million), other regulatory provisions (£500 million) and the loss on disposal of businesses (£365 million).

GEOGRAPHICAL AREAS

The Group’s activities are focused in the UK and the analyses of income and assets below are based on the location of the branch or entity recording the income or assets.

	2012			2011			2010

	UK £m	Non-UK £m	Total £m	UK £m	Non-UK £m	Total £m	UK £m	Non-UK £m	Total £m

Total income	36,646	2,260	38,906	24,417	2,426	26,843	39,754	4,202	43,956
Total assets	823,664	100,888	924,552	875,918	94,628	970,546	873,138	118,436	991,574

There was no individual non-UK country contributing more than 5 per cent of total income or total assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: NET INTEREST INCOME

	Weighted average effective interest rate

	2012%	2011%	2010%	2012 £m	2011 £m	2010 £m

Interest and similar income:
Loans and advances to customers, excluding lease and hire purchase receivables	3.91	4.00	4.37	20,928	23,208	25,459
Loans and advances to banks	0.53	0.78	0.72	590	628	512
Debt securities held as loans and receivables	4.77	3.17	4.41	433	590	1,377
Lease and hire purchase receivables	5.35	5.13	6.74	672	742	626

Interest receivable on loans and receivables	3.39	3.63	4.03	22,623	25,168	27,974
Available-for-sale financial assets	1.99	2.58	2.88	624	886	1,311
Held-to-maturity investments	2.80	3.29	2.51	288	262	55

Total interest and similar income	3.32	3.58	3.95	23,535	26,316	29,340

Interest and similar expense:
Deposits from banks, excluding liabilities under sale and repurchase transactions	1.14	0.80	0.78	(324)	(222)	(319)
Customer deposits, excluding liabilities under sale and repurchase transactions	1.69	1.66	1.56	(6,637)	(6,080)	(5,381)
Debt securities in issue	2.04	2.22	2.49	(3,043)	(5,045)	(5,833)
Subordinated liabilities	7.41	6.35	10.98	(2,783)	(2,155)	(3,619)
Liabilities under sale and repurchase agreements	1.47	1.39	1.18	(245)	(335)	(744)

Interest payable on liabilities held at amortised cost	2.08	2.04	2.22	(13,032)	(13,837)	(15,896)
Other	7.40	(1.14)	6.97	(1,428)	219	(898)

Total interest and similar expense	2.24	1.95	2.31	(14,460)	(13,618)	(16,794)

Net interest income				9,075	12,698	12,546

Included within interest and similar income is £1,133 million (2011: £1,405 million; 2010: £1,288 million) in respect of impaired financial assets. Net interest income also includes a credit of £92 million (2011: charge of £70 million; 2010: charge of £932 million) transferred from the cash flow hedging reserve (see note 48).

During February 2012, the Group completed the exchange of certain subordinated debt securities issued by the HBOS group for new subordinated debt securities issued by Lloyds TSB Bank plc by undertaking an exchange offer on certain securities which were eligible for call during 2012. As part of the exchange, the Group announced that all decisions to exercise calls on those original securities that remained outstanding following the exchange offer would be made with reference to the prevailing regulatory, economic and market conditions at the time. These securities will not, therefore, be called at their first available call date which will lead to coupons continuing to be being paid until possibly the final redemption date of the securities. Consequently, the Group is required to adjust the carrying amount of these securities to reflect the revised estimated cash flows over their revised life and to recognise this change in carrying value in interest expense. Included within net interest income in the year ended 31 December 2012 is a credit of £109 million in respect of the securities that remained outstanding following the exchange offer (2011: gain following a similar adjustment to carrying value of £570 million; 2010: £nil).

In December 2011, the Group decided to defer payment of non-mandatory coupons on certain securities and, instead, settle them using an Alternative Coupon Satisfaction Mechanism on their contractual terms. This change in expected cash flows resulted in a gain of £126 million in net interest income in the year ended 31 December 2011 from the recalculation of the carrying value of these securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: NET FEE AND COMMISSION INCOME

	2012 £m	2011 £m	2010 £m
Fee and commission income:
Current accounts	1,008	1,053	1,086
Credit and debit card fees	941	877	812
Other	2,782	3,005	3,094
Total fee and commission income	4,731	4,935	4,992
Fee and commission expense	(1,438)	(1,391)	(1,682)
Net fee and commission income	3,293	3,544	3,310

As discussed in note 2, fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

NOTE 7: NET TRADING INCOME

	2012 £m	2011 £m	2010 £m
Foreign exchange translation (losses) gains	(167)	317	70
Gains on foreign exchange trading transactions	502	341	377
Total foreign exchange	335	658	447
Investment property (losses) gains (note 27)	(264)	(107)	434
Securities and other gains (losses) (see below)	13,483	(919)	14,843
Net trading income (expense)	13,554	(368)	15,724

Securities and other gains (losses) comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss and for trading as follows:

	2012 £m	2011 £m	2010 £m
Net income (expense) arising on assets held at fair value through profit or loss:
Debt securities, loans and advances	3,616	5,293	2,292
Equity shares	10,099	(4,917)	10,333
Total net income arising on assets held at fair value through profit or loss	13,715	376	12,625
Net expense arising on liabilities held at fair value through profit or loss – debt securities in issue	(576)	(230)	(231)
Total net gains arising on assets and liabilities held at fair value through profit or loss	13,139	146	12,394
Net gains (losses) on financial instruments held for trading	344	(1,065)	2,449
Securities and other gains (losses)	13,483	(919)	14,843

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: INSURANCE PREMIUM INCOME

	2012 £m	2011 £m	2010 £m
Life insurance
Gross premiums	7,391	7,276	7,026
Ceded reinsurance premiums	(222)	(322)	(253)
Net earned premiums	7,169	6,954	6,773
Non-life insurance

Gross written premiums	1,081	1,198	1,332
Ceded reinsurance premiums	(31)	(52)	(104)
Net written premiums	1,050	1,146	1,228
Change in provision for unearned premiums (note 37(2))	72	70	156
Change in provision for ceded unearned premiums (note 37(2))	(7)	—	(9)
Net earned premiums	1,115	1,216	1,375
Total net earned premiums	8,284	8,170	8,148

Life insurance gross premiums can be further analysed as follows:

	2012 £m	2011 £m	2010 £m
Life and pensions	6,755	6,737	6,428
Annuities	630	529	583
Other	6	10	15
Gross premiums	7,391	7,276	7,026

Non-life insurance gross written premiums can be further analysed as follows:

	2012 £m	2011 £m	2010 £m
Credit protection	173	231	363
Home	904	963	964
Health	4	4	5
Gross written premiums	1,081	1,198	1,332

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: OTHER OPERATING INCOME

	2012	2011	2010
	£m	£m	£m
Operating lease rental income	1,145	1,268	1,410
Rental income from investment properties (note 27)	389	388	337
Other rents receivable	27	34	41
Gains less losses on disposal of available-for-sale financial assets (note 48)	3,547	343	399
Movement in value of in-force business (note 29)	269	(622)	789
Liability management (see below)	(338)	599	423
Share of results of joint ventures and associates (note 13)	28	31	(88)
Other	(367)	758	917
Total other operating income	4,700	2,799	4,228

LIABILITY MANAGEMENT

During February 2012, the Group completed the exchange of certain subordinated debt securities issued by the HBOS group for new subordinated debt securities issued by Lloyds TSB Bank plc by undertaking an exchange offer on certain securities which were eligible for call during 2012. This exchange resulted in a gain on the extinguishment of the existing securities of £59 million being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs. Additionally, during the second half of 2012 losses totalling £397 million arose on the buy-back of other debt securities.

During December 2011, the Group completed the exchange of certain subordinated debt securities which resulted in a gain on extinguishment of the existing securities of £599 million.

During 2010, Lloyds Banking Group plc issued ordinary shares in exchange for certain existing securities, resulting in total gains of £403 million. Also during 2010 the Group entered into a bilateral exchange in respect of certain Enhanced Capital Notes on which a profit of £20 million arose.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: INSURANCE CLAIMS

Insurance claims comprise:

	2012 £m	2011 £m	2010 £m
Life insurance and participating investment contracts
Claims and surrenders:
Gross	(8,719)	(8,622)	(9,397)
Reinsurers’ share	185	230	159
	(8,534)	(8,392)	(9,238)
Change in insurance and participating investment contracts (note 37(1)):
Change in gross liabilities	(4,284)	1,383	(4,622)
Change in assets arising from reinsurance contracts held	(186)	451	256
	(4,470)	1,834	(4,366)
Change in non-participating investment contracts:
Change in gross liabilities	(5,058)	520	(5,449)
Change in assets arising from reinsurance contracts held	—	—	65
	(5,058)	520	(5,384)
Change in unallocated surplus (note 40)	31	340	439
Total life insurance and participating investment contracts	(18,031)	(5,698)	(18,549)
Non-life insurance
Claims and claims paid:
Gross	(439)	(521)	(470)
Reinsurers’ share	1	4	11
	(438)	(517)	(459)
Change in liabilities (note 37(2)):
Gross	74	186	(82)
Reinsurers’ share	(1)	(12)	2
	73	174	(80)
Total non-life insurance	(365)	(343)	(539)
Total insurance claims	(18,396)	(6,041)	(19,088)
Life insurance and participating investment contracts gross claims can also be analysed as follows:
Deaths	(618)	(625)	(662)
Maturities	(2,238)	(1,861)	(1,763)
Surrenders	(4,795)	(5,041)	(5,904)
Annuities	(789)	(764)	(741)
Other	(279)	(331)	(327)
Total life insurance gross claims	(8,719)	(8,622)	(9,397)

A non-life insurance claims development table is included in note 37.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES

	2012 £m	2011 £m	2010 £m
Staff costs:
Salaries	3,411	3,784	3,787
Performance-based compensation	395	361	533
Social security costs	383	432	396
Pensions and other post-retirement benefit schemes (note 42):
Past service credits and curtailment gains[1]	(250)	—	(910)
Other	547	401	628
	297	401	(282)
Restructuring costs	217	124	119
Other staff costs	746	1,064	1,069
	5,449	6,166	5,622
Premises and equipment:
Rent and rates	488	547	602
Hire of equipment	17	22	18
Repairs and maintenance	174	188	199
Other	270	294	358
	949	1,051	1,177
Other expenses:
Communications and data processing	1,082	954	1,126
Advertising and promotion	314	398	362
Professional fees	550	576	742
UK bank levy	179	189	—
Financial services compensation scheme levy (note 53)	175	179	46
Other	932	1,122	1,061
	3,232	3,418	3,337
Depreciation and amortisation:
Depreciation of tangible fixed assets (note 31)	1,431	1,434	1,635
Amortisation of acquired value of in-force non-participating investment contracts (note 29)	79	78	76
Amortisation of other intangible assets (note 30)	616	663	721
	2,126	2,175	2,432
Impairment of tangible fixed assets (note 31)	—	65	202
Total operating expenses, excluding regulatory provisions	11,756	12,875	12,770
Regulatory provisions:
Payment protection insurance provision (note 44)	3,575	—	3,200
Other regulatory provisions (note 44)[2]	600	175	500
	4,175	175	3,700
Total operating expenses	15,931	13,050	16,470

[1]

Following a review of policy in respect of discretionary pension increases in relation to the Group’s defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather than the Retail Price Index. The impact of this change is a reduction in the Group’s defined benefit obligation of £258 million, recognised in the Group’s income statement in 2012, net of a charge of £8 million resulting from a change to the commutation factors in one of the Group’s smaller schemes.

Following changes by the Group to the terms of its defined benefit pension schemes in 2010, all future increases to pensionable salary will be capped each year at the lower of: Retail Prices Index inflation; each employee’s actual percentage increase in pay; and 2 per cent of pensionable pay. In addition to this, during the second half of 2010 there was a change in commutation factors in certain defined benefit schemes. The combined effect of these changes was a reduction in the Group’s defined benefit obligation of £1,081 million and a reduction in the Group’s unrecognised actuarial losses of £171 million, resulting in a net curtailment gain of £910 million recognised in the income statement in 2010 and a reduction in the balance sheet liability.

[2]	In addition, a further regulatory provision of £50 million (2011: £nil, 2010: £nil) has been charged against income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES continued

PERFORMANCE-BASED COMPENSATION

The table below analyses the Group’s performance-based compensation costs (excluding branch-based sales incentives) between those relating to the current performance year and those relating to earlier years.

	2012 £m	2011 £m	2010 £m
Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	362	363	505
Awards made in respect of earlier years	33	(2)	28
	395	361	533

Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	37	43	39
Awards made in respect of earlier years	15	29	39
	52	72	78

Performance-based awards expensed in 2012 include cash awards amounting to £128 million (2011: £160 million; 2010: £163 million).

AVERAGE HEADCOUNT

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2012	2011	2010
UK	110,295	116,371	118,149
Overseas	3,322	4,078	4,830
Total	113,617	120,449	122,979

FEES PAYABLE TO THE AUDITORS

Fees payable to the Company’s auditors by the Group are as follows:

	2012 £m	2011 £m	2010 £m
Fees payable for the audit of the Company’s current year annual report	1.6	1.7	1.9
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	15.7	16.9	17.9
Other services supplied pursuant to legislation	4.5	4.8	6.2
Total audit fees	21.8	23.4	26.0
Other services – audit related fees	1.7	2.9	1.8
Total audit and audit related fees	23.5	26.3	27.8
Services relating to taxation:
Taxation compliance services	0.2	0.2	0.3
All other taxation advisory services	0.6	0.9	0.7
	0.8	1.1	1.0
Other non-audit fees:
Services relating to corporate finance transactions	0.5	6.3	1.9
Other services	2.2	2.6	9.7
Total other non-audit fees	2.7	8.9	11.6
Total fees payable to the Company’s auditors by the Group	27.0	36.3	40.4

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

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2012 £m	2011 £m	2010 £m
Audits of Group pension schemes	0.4	0.4	0.3
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.8	0.6	0.8
Reviews of the financial position of corporate and other borrowers	5.4	11.0	17.2
Acquisition due diligence and other work performed in respect of potential venture capital investments	0.7	1.0	1.2

NOTE 12: IMPAIRMENT

	2012	2011	2010
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to banks	—	—	(13)
Loans and advances to customers	5,125	8,020	10,727
Debt securities classified as loans and receivables	(4)	49	57
Total impairment losses on loans and receivables (note 24)	5,121	8,069	10,771
Impairment of available-for-sale financial assets	37	80	106
Other credit risk provisions (note 44)	(9)	(55)	75
Total impairment charged to the income statement	5,149	8,094	10,952

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The Group’s share of results of and investments in joint ventures and associates comprises:

	Joint ventures			Associates			Total
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Share of income statement amounts:
Income	278	316	318	63	160	135	341	476	453
Expenses	(229)	(261)	(209)	(68)	(161)	(91)	(297)	(422)	(300)
Impairment	(6)	(20)	(126)	(1)	1	(92)	(7)	(19)	(218)
Profit (loss) before tax	43	35	(17)	(6)	—	(48)	37	35	(65)
Tax	(9)	(4)	(22)	—	—	(1)	(9)	(4)	(23)
Share of post-tax results	34	31	(39)	(6)	—	(49)	28	31	(88)
Share of balance sheet amounts:
Current assets	3,103	3,346	3,370	127	246	378	3,230	3,592	3,748
Non-current assets	1,596	2,148	2,868	581	976	1,184	2,177	3,124	4,052
Current liabilities	(729)	(714)	(588)	(128)	(293)	(433)	(857)	(1,007)	(1,021)
Non-current liabilities	(3,672)	(4,471)	(5,324)	(565)	(904)	(1,026)	(4,237)	(5,375)	(6,350)
Share of net assets at 31 December	298	309	326	15	25	103	313	334	429
Movement in investments over
the year:
At 1 January	309	326	370	25	103	109	334	429	479
Exchange and other adjustments	2	(3)	(8)	1	(1)	40	3	(4)	32
Additional investments	10	7	71	1	3	6	11	10	77
Disposals	(44)	(47)	(68)	(6)	(79)	(2)	(50)	(126)	(70)
Share of post-tax results	34	31	(39)	(6)	—	(49)	28	31	(88)
Dividends paid	(13)	(5)	—	—	(1)	(1)	(13)	(6)	(1)
Share of net assets at 31 December	298	309	326	15	25	103	313	334	429

During 2012, the Group recognised a net £10 million (2011: £8 million) of losses of associates not previously recognised. The Group’s unrecognised share of losses of associates during 2010 was £8 million and of joint ventures is £126 million in 2012 (2011: £85 million; 2010: £180 million). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group’s unrecognised share of losses net of unrecognised profits on a cumulative basis of associates is £31 million (2011: £56 million; 2010: £104 million) and of joint ventures is £330 million (2011: £299 million; 2010: £339 million).

The Group’s principal joint venture investment at 31 December 2012 was in Sainsbury’s Bank plc; the Group owns 50 per cent of the ordinary share capital of Sainsbury’s Bank plc, whose business is banking and principal area of operation is the UK. Sainsbury’s Bank plc is incorporated in the UK and the Group’s interest is held by a subsidiary.

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

The Group extended vendor financing, on normal commercial terms and negotiated on an arms length basis, to Seadrill to facilitate the acquisition of the rig holding companies. The loan is not contingent on the performance of the oil rigs under construction. Accordingly, at 31 December 2010, the subsidiaries were derecognised.

NOTE 15: TAXATION

(A) ANALYSIS OF TAX (CHARGE) CREDIT FOR THE YEAR

	2012 £m	2011 £m	2010 £m
UK corporation tax:
Current tax on profit for the year	(175)	(93)	(146)
Adjustments in respect of prior years	58	(146)	310
	(117)	(239)	164
Double taxation relief	—	—	1
	(117)	(239)	165
Foreign tax:
Current tax on profit for the year	(86)	(90)	(82)
Adjustments in respect of prior years	(8)	36	49
	(94)	(54)	(33)
Current tax (charge) credit	(211)	(293)	132
Deferred tax (note 43):
Origination and reversal of temporary differences	(339)	773	503
Reduction in UK corporation tax rate	(308)	(420)	(169)
Adjustments in respect of prior years	85	(96)	(141)
	(562)	257	193
Tax (charge) credit	(773)	(36)	325

The charge for tax on the profit for 2012 is based on a UK corporation tax rate of 24.5 per cent (2011: 26.5 per cent; 2010: 28.0 per cent).

The income tax charge is made up as follows:

	2012 £m	2011 £m	2010 £m
Tax (charge) credit attributable to policyholders	(944)	72	(315)
Shareholder tax credit (charge)	171	(108)	640
Tax (charge) credit	(773)	(36)	325

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: TAXATION continued

(B) FACTORS AFFECTING THE TAX CREDIT (CHARGE) FOR THE YEAR

A reconciliation of the credit (charge) that would result from applying the standard UK corporation tax rate to the (loss) profit before tax to the actual tax (charge) credit for the year is given below:

	2012 £m	2011 £m	2010 £m
(Loss) profit before tax	(570)	(342)	(2,919)
Tax credit (charge) thereon at UK corporation tax rate of 24.5 per cent (2011: 26.5 per cent; 2010: 28.0 per cent)	140	91	817
Factors affecting credit (charge):
UK corporation tax rate change	(308)	(420)	(169)
Disallowed and non-taxable items	54	277	5
Overseas tax rate differences	75	17	134
Gains exempted or covered by capital losses	36	106	65
Policyholder tax	(139)	160	(227)
Further factors affecting the life business[1]:
Derecognition of deferred tax on policyholder tax credits	(583)	(146)	—
Taxation of certain insurance assets arising on transition to new tax regime	(221)	—	—
Changes to the taxation of pension business:
Policyholder tax cost	(182)	—	—
Shareholder tax benefit	206	—	—
Tax losses where no deferred tax recognised	(13)	(261)	(487)
Deferred tax on tax losses not previously recognised	—	332	—
Adjustments in respect of previous years	135	(206)	218
Effect of results of joint ventures and associates	23	8	(25)
Other items	4	6	(6)
Tax (charge) credit on (loss) profit on ordinary activities	(773)	(36)	325

[1]

The Finance Act 2012 introduced a new UK tax regime for the taxation of life insurance companies which takes effect from 1 January 2013. The new regime, combined with current economic forecasts, has had a number of impacts on the tax charge.

NOTE 16: EARNINGS PER SHARE

	2012 £m	2011 £m	2010 £m
Loss attributable to equity shareholders – basic and diluted	(1,427)	(451)	(2,656)

	2012 million		2011 million		2010 million
Weighted average number of ordinary shares in issue – basic	69,841		68,470		67,117
Adjustment for share options and awards	—		—		—
Weighted average number of ordinary shares in issue – diluted	69,841		68,470		67,117
Basic loss per share	(2.0	)p	(0.7	)p	(4.0	)p
Diluted loss per share	(2.0	)p	(0.7	)p	(4.0	)p

Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 13 million (2011: 10 million; 2010: 8 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

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

The weighted-average number of anti-dilutive share options and awards excluded from the calculation of diluted earnings per share was 37 million at 31 December 2012 (2011: 619 million; 2010: 92 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These assets are comprised as follows:

	2012			2011
	Trading assets £m	Other financial assets at fair value through profit or loss £m	Total £m	Trading assets £m	Other financial assets at fair value through profit or loss £m	Total £m
Loans and advances to customers	13,598	34	13,632	9,642	124	9,766
Loans and advances to banks	919	—	919	1,355	—	1,355
Debt securities:
Government securities	3,965	16,766	20,731	2,000	21,367	23,367
Other public sector securities	—	1,056	1,056	—	1,183	1,183
Bank and building society certificates of
deposit	3,166	228	3,394	2,863	385	3,248
Asset-backed securities:
Mortgage-backed securities	130	708	838	99	612	711
Other asset-backed securities	21	1,802	1,823	222	1,764	1,986
Corporate and other debt securities	1,172	23,686	24,858	1,576	20,282	21,858
	8,454	44,246	52,700	6,760	45,593	52,353
Equity shares	—	86,309	86,309	—	75,737	75,737
Treasury and other bills	374	56	430	299	—	299
Total	23,345	130,645	153,990	18,056	121,454	139,510

Other financial assets at fair value through profit or loss include the following assets designated into that category:

(i)

financial assets backing insurance contracts and investment contracts of £127,907 million (2011: £118,890 million) which are so designated because the related liabilities either have cash flows that are contractually based on the performance of the assets or are contracts whose measurement takes account of current market conditions and where significant measurement inconsistencies would otherwise arise;

(ii)

loans and advances to customers of £34 million (2011: £124 million) which are economically hedged by interest rate derivatives which are not in hedge accounting relationships and where significant measurement inconsistencies would otherwise arise if the related derivatives were treated as trading liabilities and the loans and advances were carried at amortised cost; and

(iii)

private equity investments of £2,110 million (2011: £1,850 million) that are managed, and evaluated, on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis.

The maximum exposure to credit risk at 31 December 2012 of the loans and advances to banks and customers designated at fair value through profit or loss was £34 million (2011: £124 million); the Group does not hold any credit derivatives or other instruments in mitigation of this risk. There was no significant movement in the fair value of these loans attributable to changes in credit risk which is determined by reference to the publicly available credit ratings of the instruments involved.

Included in the amounts reported above are reverse repurchase agreements treated as collateralised loans with a carrying value of £14,433 million (2011: £10,990 million). Collateral is held with a fair value of £19,629 million (2011: £15,765 million), all of which the Group is able to repledge. At 31 December 2012, £15,640 million had been repledged (2011: £3,740 million).

For amounts included above which are subject to repurchase agreements see note 55.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: DERIVATIVE FINANCIAL INSTRUMENTS

The Group holds derivatives as part of the following strategies:

–	Customer driven, where derivatives are held as part of the provision of risk management products to Group customers;

–

To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 55; and

–	Derivatives held in policyholder funds as permitted by the investment strategies of those funds.

Derivatives are classified as trading except those designated as effective hedging instruments which meet the criteria under IAS 39. Derivatives are held at fair value on the Group’s balance sheet. A description of the methodology used to determine the fair value of derivative financial instruments and the effect of using reasonably possible alternative assumptions for those derivatives valued using unobservable inputs is set out in note 54.

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

–

Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place. The Group also uses credit default swaps to securitise, in combination with external funding, £2,829 million (2011: £3,436 million) of corporate and commercial banking loans.

–

Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: DERIVATIVE FINANCIAL INSTRUMENTS continued

The fair values and notional amounts of derivative instruments are set out in the following table:

	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
At 31 December 2012
Trading and other
Exchange rate contracts:
Spot, forwards and futures	815,759	1,432	1,599
Currency swaps	107,217	1,689	1,683
Options purchased	330,843	591	—
Options written	21,757	—	605
	1,275,576	3,712	3,887
Interest rate contracts:
Interest rate swaps	2,071,103	32,819	31,880
Forward rate agreements	1,836,186	494	593
Options purchased	105,245	4,463	—
Options written	115,516	—	4,051
Futures	53,529	2	2
	4,181,579	37,778	36,526
Credit derivatives	6,167	94	343
Embedded equity conversion feature	—	1,421	—
Equity and other contracts	23,714	1,974	1,311
Total derivative assets/liabilities – trading and other	5,487,036	44,979	42,067
Hedging
Derivatives designated as fair value hedges:
Currency swaps	56,188	817	356
Interest rate swaps	135,516	6,018	1,772
Options written	68	68	—
	191,772	6,903	2,128
Derivatives designated as cash flow hedges:
Interest rate swaps	86,190	4,653	4,438
Futures	49,527	1	—
Currency swaps	2,395	14	32
	138,112	4,668	4,470
Total derivative assets/liabilities – hedging	329,884	11,571	6,598
Total recognised derivative assets/liabilities	5,816,920	56,550	48,665

The principal amount of the contract does not represent the Group’s real exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure. Further details are provided in note 55 Credit risk.

The embedded equity conversion feature of £1,421 million (2011: £1,172 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; the gain of £249 million arising from the change in fair value over 2012 (2011: loss of £5 million; 2010: loss of £620 million) is included within net gains on financial instruments held for trading within net trading income (note 7).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: DERIVATIVE FINANCIAL INSTRUMENTS continued

	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
At 31 December 2011
Trading and other
Exchange rate contracts:
Spot, forwards and futures	204,629	2,542	2,780
Currency swaps	138,120	3,498	2,027
Options purchased	17,992	610	—
Options written	18,924	—	616
	379,665	6,650	5,423
Interest rate contracts:
Interest rate swaps	1,627,013	38,806	39,899
Forward rate agreements	1,311,811	586	606
Options purchased	69,554	3,693	—
Options written	67,858	—	3,524
Futures	118,921	1	2
	3,195,157	43,086	44,031
Credit derivatives	9,980	238	328
Embedded equity conversion feature	—	1,172	—
Equity and other contracts	23,032	2,017	1,184
Total derivative assets/liabilities – trading and other	3,607,834	53,163	50,966
Hedging
Derivatives designated as fair value hedges:
Currency swaps	19,130	708	302
Interest rate swaps	93,215	6,720	1,236
Options written	657	—	9
	113,002	7,428	1,547
Derivatives designated as cash flow hedges:
Interest rate swaps	152,314	5,250	5,608
Futures	103,467	—	—
Currency swaps	16,582	172	90
	272,363	5,422	5,698
Derivatives designated as net investment hedges:
Cross currency swaps	49	—	1
Total derivative assets/liabilities – hedging	385,414	12,850	7,246
Total recognised derivative assets/liabilities	3,993,248	66,013	58,212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: DERIVATIVE FINANCIAL INSTRUMENTS continued

HEDGED CASH FLOWS

For designated cash flow hedges the following table shows when the Group’s hedged cash flows are expected to occur and when they will affect income.

2012	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	214	241	271	139	67	163	37	33	1,165
Forecast payable cash flows	(168)	(126)	(36)	(40)	(148)	(960)	(1,682)	(442)	(3,602)

Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	254	287	256	95	51	157	32	33	1,165
Forecast payable cash flows	(190)	(120)	(41)	(42)	(154)	(963)	(1,694)	(398)	(3,602)

2011	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	140	239	475	208	35	355	191	66	1,709
Forecast payable cash flows	(178)	(181)	(63)	(81)	(78)	(1,394)	(1,163)	(354)	(3,492)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	234	232	388	208	47	383	163	54	1,709
Forecast payable cash flows	(224)	(154)	(53)	(81)	(145)	(1,475)	(1,110)	(250)	(3,492)

There were no transactions for which cash flow hedge accounting had to be ceased in 2012 or 2011 as a result of the highly probable cash flows no longer being expected to occur.

NOTE 19: LOANS AND ADVANCES TO BANKS

	2012 £m	2011 £m
Lending to banks	591	1,810
Money market placements with banks	28,829	30,810
Total loans and advances to banks before allowance for impairment losses	29,420	32,620
Allowance for impairment losses (note 24)	(3)	(14)
Total loans and advances to banks	29,417	32,606

Included in the amounts reported above are reverse repurchase agreements treated as collateralised loans with a carrying value of £662 million (2011: £508 million). Collateral is held with a fair value of £662 million (2011: £511 million), all of which the Group is able to repledge.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: LOANS AND ADVANCES TO CUSTOMERS

	2012 £m	2011 £m
Agriculture, forestry and fishing	5,531	5,198
Energy and water supply	3,321	4,013
Manufacturing	8,530	10,061
Construction	7,526	9,722
Transport, distribution and hotels	26,568	32,882
Postal and telecommunications	1,397	1,896
Property companies	52,388	64,752
Financial, business and other services	49,190	64,046
Personal:
Mortgages	337,879	348,210
Other	28,334	30,014
Lease financing	6,477	7,800
Hire purchase	5,334	5,776
Total loans and advances to customers before allowance for impairment losses	532,475	584,370
Allowance for impairment losses (note 24)	(15,250)	(18,732)
Total loans and advances to customers	517,225	565,638

Included in the amounts reported above are reverse repurchase agreements treated as collateralised loans with a carrying value of £5,087 million (2011: £16,835 million). Collateral is held with a fair value of £4,916 million (2011: £16,936 million), all of which the Group is able to repledge. Included within this are collateral balances in the form of cash provided in respect of reverse repurchase agreements amounting to £2 million (2011: £34 million).

Loans and advances to customers include finance lease receivables, which may be analysed as follows:

	2012 £m	2011 £m
Gross investment in finance leases, receivable:
Not later than 1 year	1,271	1,287
Later than 1 year and not later than 5 years	2,049	3,126
Later than 5 years	6,232	7,067
	9,552	11,480
Unearned future finance income on finance leases	(3,027)	(3,594)
Rentals received in advance	(30)	(56)
Commitments for expenditure in respect of equipment to be leased	(18)	(30)
Net investment in finance leases	6,477	7,800

The net investment in finance leases represents amounts recoverable as follows:

	2012 £m	2011 £m
Not later than 1 year	835	724
Later than 1 year and not later than 5 years	1,491	2,307
Later than 5 years	4,151	4,769
Net investment in finance leases	6,477	7,800

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. During 2012 and 2011 no contingent rentals in respect of finance leases were recognised in the income statement. The allowance for uncollectable finance lease receivables included in the allowance for impairment losses is £33 million (2011: £92 million).

The unguaranteed residual values included in finance lease receivables were as follows:

	2012 £m	2011 £m
Not later than 1 year	49	56
Later than 1 year and not later than 5 years	126	137
Later than 5 years	14	20
Total unguaranteed residual values	189	213

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21: SECURITISATIONS AND COVERED BONDS

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

The Group’s principal securitisation and covered bond programmes, together with the balances of the advances subject to these arrangements and the carrying value of the notes in issue at 31 December, are listed below. The notes in issue are reported in note 36.

	2012		2011
	Loans and advances securitised £m	Notes in issue £m	Loans and advances securitised £m	Notes in issue £m
Securitisation programmes[1]
UK residential mortgages	80,125	57,285	129,764	94,080
US residential mortgage-backed securities	185	221	398	398
Commercial loans	15,024	14,110	13,313	11,342
Irish residential mortgages	5,189	3,509	5,497	5,661
Credit card receivables	6,974	3,794	6,763	4,810
Dutch residential mortgages	4,547	4,682	4,933	4,777
Personal loans	4,412	2,000	—	—
PFI/PPP and project finance loans	688	104	767	110
Motor vehicle loans	1,039	1,086	3,124	2,871
	118,183	86,791	164,559	124,049
Less held by the Group		(58,732)		(86,637)
Total securitisation programmes (note 36)		28,059		37,412
Covered bond programmes
Residential mortgage-backed	91,420	64,593	91,023	67,456
Social housing loan-backed	2,927	2,400	3,363	2,605
	94,347	66,993	94,386	70,061
Less held by the Group		(26,320)		(31,865)
Total covered bond programmes (note 36)		40,673		38,196
Total securitisation and covered bond programmes		68,732		75,608

[1]	Includes securitisations utilising a combination of external funding and credit default swaps.

Cash deposits of £19,691 million (2011: £20,435 million) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs, the term advances relating to covered bonds and other legal obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22: SPECIAL PURPOSE ENTITIES

In addition to the special purpose entities discussed in note 21, which are used for securitisation and covered bond programmes, the Group sponsors three asset-backed conduits, Argento, Cancara and Grampian, which invest in debt securities and client receivables. All the external assets in these conduits are consolidated in the Group’s financial statements and are included in the credit market exposures set out in note 55. The total consolidated exposures in these conduits are set out in the table below:

	Argento £m	Cancara £m	Grampian £m	Total £m
At 31 December 2012
Loans and advances	140	4,342	58	4,540
Debt securities classified as loans and receivables:
Asset-backed securities	603	367	358	1,328
Debt securities classified as available-for-sale financial assets:
Asset-backed securities	396	—	143	539
Total assets	1,139	4,709	559	6,407
At 31 December 2011
Loans and advances	130	3,962	73	4,165
Debt securities classified as loans and receivables:
Asset-backed securities	1,022	—	2,004	3,026
Debt securities classified as available-for-sale financial assets:
Asset-backed securities	733	21	796	1,550
Corporate and other debt securities	73	—	—	73
	806	21	796	1,623
Total assets	1,958	3,983	2,873	8,814

OTHER SPECIAL PURPOSE ENTITIES

During 2009, the Group established Lloyds TSB Pension ABCS (No 1) LLP and Lloyds TSB Pension ABCS (No 2) LLP and transferred approximately £5 billion of assets, primarily comprising notes in certain of the Group’s securitisation programmes, in aggregate to these entities. Further details are provided in note 42.

NOTE 23: DEBT SECURITIES CLASSIFIED AS LOANS AND RECEIVABLES

Debt securities accounted for as loans and receivables comprise:

	2012 £m	2011 £m
Asset-backed securities:
Mortgage-backed securities	3,927	7,179
Other asset-backed securities	1,150	5,030
Corporate and other debt securities	402	537
Total debt securities classified as loans and receivables before allowance for impairment losses	5,479	12,746
Allowance for impairment losses (note 24)	(206)	(276)
Total debt securities classified as loans and receivables	5,273	12,470

For amounts included above which are subject to repurchase agreements see note 55.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24: ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Total £m
At 1 January 2011	18,373	20	558	18,951
Exchange and other adjustments	(369)	—	2	(367)
Advances written off	(7,487)	(6)	(341)	(7,834)
Recoveries of advances written off in previous years	421	—	8	429
Unwinding of discount	(226)	—	—	(226)
Charge to the income statement (note 12)	8,020	—	49	8,069
At 31 December 2011	18,732	14	276	19,022
Exchange and other adjustments	(379)	(1)	(8)	(388)
Advances written off	(8,697)	(10)	(73)	(8,780)
Recoveries of advances written off in previous years	843	—	15	858
Unwinding of discount	(374)	—	—	(374)
Charge (release) to the income statement (note 12)	5,125	—	(4)	5,121
At 31 December 2012	15,250	3	206	15,459

Of the total allowance in respect of loans and advances to customers, £13,936 million (2011: £17,021 million) related to lending that had been determined to be impaired (either individually or on a collective basis) at the reporting date.

Of the total allowance in respect of loans and advances to customers, £3,309 million (2011: £3,832 million) was assessed on a collective basis.

NOTE 25: AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2012			2011
	Conduits £m	Other £m	Total £m	Conduits £m	Other £m	Total £m
Debt securities:
Government securities	—	25,555	25,555	—	25,236	25,236
Other public sector securities	—	—	—	—	27	27
Bank and building society certificates of deposit	—	188	188	—	366	366
Asset-backed securities:
Mortgage-backed securities	277	1,247	1,524	1,255	548	1,803
Other asset-backed securities	262	498	760	295	769	1,064
Corporate and other debt securities	—	1,848	1,848	73	5,172	5,245
	539	29,336	29,875	1,623	32,118	33,741
Equity shares	—	528	528	—	1,938	1,938
Treasury and other bills	—	971	971	—	1,727	1,727
Total available-for-sale financial assets	539	30,835	31,374	1,623	35,783	37,406

Details of the Group’s asset-backed conduits shown in the table above are included in note 22.

Included within asset-backed securities are £2,284 million (31 December 2011: £2,867 million) managed by the Commercial Banking division and at the Group’s centre. Further information on these exposures is provided in note 55.

For amounts included above which are subject to repurchase agreements see note 55.

All assets have been individually assessed for impairment. The criteria used to determine whether an impairment loss has been incurred are disclosed in note 2(H).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26: HELD-TO-MATURITY INVESTMENTS

	2012 £m	2011 £m
Debt securities: government securities	—	8,098

During 2012 the Group has reviewed its holding of government securities classified as held-to-maturity. Since it is no longer the Group’s intention to hold these to maturity, they have been reclassified as available-for-sale (note 25). Details of the impact of this reclassification are provided in note 54.

NOTE 27: INVESTMENT PROPERTIES

	2012 £m	2011 £m
At 1 January	6,122	5,997
Exchange and other adjustments	22	(16)
Additions:
Acquisitions of new properties	428	396
Consolidation of new subsidiary undertakings	411	922
Additional expenditure on existing properties	89	81
Total additions	928	1,399
Disposals	(1,403)	(1,151)
Changes in fair value (note 7)	(264)	(107)
At 31 December	5,405	6,122

The investment properties are valued at least annually at open-market value, by independent, professionally qualified valuers, who have recent experience in the location and categories of the investment properties being valued.

In addition, the following amounts have been recognised in the income statement:

	2012 £m	2011 £m
Rental income (note 9)	389	388
Direct operating expenses arising from investment properties that generate rental income	42	50

Capital expenditure in respect of investment properties:

	2012 £m	2011 £m
Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements	24	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28: GOODWILL

	2012 £m	2011 £m
At 1 January and 31 December	2,016	2,016
Cost[1]	2,362	2,362
Accumulated impairment losses	(346)	(346)
At 31 December	2,016	2,016

1 For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,016 million (2011: £2,016 million), £1,836 million, or 91 per cent of the total (2011: £1,836 million, 91 per cent of the total) has been allocated to Scottish Widows in the Group’s Insurance division and £170 million, or 8 per cent of the total (2011: £170 million, 8 per cent of the total) to Asset Finance in the Group’s Wealth, Asset Finance and International division.

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

The recoverable amount of Asset Finance has also been based on a value-in-use calculation using pre-tax cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 14 per cent (gross of tax). The cash flows beyond the five-year period are extrapolated using a growth rate of 0.5 per cent which does not exceed the long-term average growth rates for the markets in which Asset Finance participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of Asset Finance to fall below the balance sheet carrying value.

NOTE 29: VALUE OF IN-FORCE BUSINESS

The gross value of in-force business asset in the consolidated balance sheet is as follows:

	2012 £m	2011 £m
Acquired value of in-force non-participating investment contracts	1,312	1,391
Value of in-force insurance and participating investment contracts	5,488	5,247
Total value of in-force business	6,800	6,638

The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2012 £m	2011 £m
At 1 January	1,391	1,469
Amortisation taken to income statement (note 11)	(79)	(78)
At 31 December	1,312	1,391

The acquired value of in-force non-participating investment contracts includes £303 million (2011: £329 million) in relation to OEIC business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29: VALUE OF IN-FORCE BUSINESS continued

The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2012 £m	2011 £m
At 1 January	5,247	5,898
Exchange and other adjustments	(28)	(29)
Movements in the year:
New business	570	552
Existing business:
Expected return	(471)	(437)
Experience variances	52	117
Assumption changes	(90)	(576)
Economic variance	208	(278)
Movement in the value of in-force business taken to income statement (note 9)	269	(622)
At 31 December	5,488	5,247

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

A market-consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date. The risk-free rate used for the value of financial options and guarantees is defined as the spot yield derived from the relevant government bond yield curve. Further information on options and guarantees can be found on page 140.

The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds and, since late 2012, illiquid loan assets. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings and relevant illiquid loan assets. The illiquidity premium is estimated to be 73 basis points at 31 December 2012 (2011: 119 basis points). The effect of including illiquid loan assets in the calculation of the market premium for illiquidity has been to increase the value of in-force business by £44 million at 31 December 2012. This is included as an assumption change in the table below. The effect of this change on profit before tax, after also including the impacts of movements in liabilities, is given in note 37.

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

The table below shows the resulting range of yields and other key assumptions at 31 December for UK business:

	2012	2011
	%	%
Risk-free rate (value of in-force non-annuity business)	2.32	2.48
Risk-free rate (value of in-force annuity business)	3.25	3.76
Risk-free rate (financial options and guarantees)	0.22 to 3.56	0.22 to 3.36
Retail price inflation	3.13	3.35
Expense inflation	3.61	4.01

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29: VALUE OF IN-FORCE BUSINESS continued

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

These assumptions are intended to represent a best estimate of future experience, and further information about the effect of changes in key assumptions is given in note 38.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30: OTHER INTANGIBLE ASSETS

	Brands £m	Core deposit intangible £m	Purchased credit card relationships £m	Customer- related intangibles £m	Capitalised software enhancements £m	Total £m
Cost:
At 1 January 2011	596	2,770	300	877	610	5,153
Exchange and other adjustments	—	—	—	—	5	5
Additions	—	—	—	4	369	373
Disposals	—	—	—	—	(25)	(25)
At 31 December 2011	596	2,770	300	881	959	5,506
Exchange and other adjustments	—	—	—	—	27	27
Additions	—	—	—	—	236	236
Disposals	—	—	—	—	(89)	(89)
At 31 December 2012	596	2,770	300	881	1,133	5,680
Accumulated amortisation:
At 1 January 2011	46	793	118	398	302	1,657
Exchange and other adjustments	—	—	—	—	2	2
Charge for the year	19	399	60	88	97	663
Disposals	—	—	—	—	(12)	(12)
At 31 December 2011	65	1,192	178	486	389	2,310
Exchange and other adjustments	—	—	—	—	25	25
Charge for the year	21	368	60	40	127	616
Disposals	—	—	—	—	(63)	(63)
At 31 December 2012	86	1,560	238	526	478	2,888
Balance sheet amount at 31 December 2012	510	1,210	62	355	655	2,792
Balance sheet amount at 31 December 2011	531	1,578	122	395	570	3,196

Included within brands above are assets of £380 million (31 December 2011: £380 million) that have been determined to have indefinite useful lives and are not amortised. These brands use the Bank of Scotland name which has been in existence for over 300 years. These brands are well established financial services brands and there are no indications that they should not have an indefinite useful life.

The core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates, and the balance sheet amount at 31 December 2012 shown above will be amortised, in accordance with the Group’s accounting policy, on a straight line basis over its remaining useful life of four years (see note 2(C)).

The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased.

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income.

Capitalised software enhancements principally comprise identifiable and directly associated internal staff and other costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31: TANGIBLE FIXED ASSETS

	Premises £m	Equipment £m	Operating lease assets £m	Total tangible fixed assets £m
Cost:
At 1 January 2011	2,440	4,579	6,287	13,306
Exchange and other adjustments	—	(45)	(22)	(67)
Additions	149	660	1,436	2,245
Disposals	(121)	(395)	(1,852)	(2,368)
Disposal of businesses	(14)	(7)	(330)	(351)
At 31 December 2011	2,454	4,792	5,519	12,765
Exchange and other adjustments	2	(82)	(11)	(91)
Additions	225	711	1,314	2,250
Disposals	(65)	(306)	(1,924)	(2,295)
Write-offs	—	(1,562)	—	(1,562)
At 31 December 2012	2,616	3,553	4,898	11,067
Accumulated depreciation and impairment:
At 1 January 2011	1,001	2,845	1,270	5,116
Exchange and other adjustments	—	17	18	35
Impairment charged to the income statement	—	65	—	65
Depreciation charge for the year	137	411	886	1,434
Disposals	(38)	(349)	(967)	(1,354)
Disposal of businesses	(3)	(6)	(195)	(204)
At 31 December 2011	1,097	2,983	1,012	5,092
Exchange and other adjustments	(8)	(77)	52	(33)
Depreciation charge for the year	130	432	869	1,431
Disposals	(28)	(266)	(909)	(1,203)
Write-offs	—	(1,562)	—	(1,562)
At 31 December 2012	1,191	1,510	1,024	3,725
Balance sheet amount at 31 December 2012	1,425	2,043	3,874	7,342
Balance sheet amount at 31 December 2011	1,357	1,809	4,507	7,673

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

			2012 £m	2011 £m
Receivable within 1 year			1,039	987
1 to 5 years			1,291	1,389
Over 5 years			435	628
Total future minimum rentals receivable			2,765	3,004

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2012 and 2011 no contingent rentals in respect of operating leases were recognised in the income statement.

In addition, total future minimum sub-lease income of £30 million at 31 December 2012 (£40 million at 31 December 2011) is expected to be received under non-cancellable sub-leases of the Group’s premises.

The impairment charge in 2011 related to integration activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32: OTHER ASSETS

	2012 £m	2011 £m
Assets arising from reinsurance contracts held (note 37 and note 39)	2,320	2,534
Deferred acquisition and origination costs (see below)	774	693
Settlement balances	1,332	1,193
Corporate pension asset	6,353	3,873
Investments in joint ventures and associates (note 13)	313	334
Other assets and prepayments	7,216	6,135
Total other assets	18,308	14,762

Deferred acquisition and origination costs:

	2012	2011
	£m	£m
At 1 January	693	602
Costs deferred, net of amounts amortised to the income statement	80	92
Exchange and other adjustments	1	(1)
At 31 December	774	693

NOTE 33: DEPOSITS FROM BANKS

	2012	2011
	£m	£m
Liabilities in respect of securities sold under repurchase agreements	23,368	14,389
Other deposits from banks	15,037	25,421
Deposits from banks	38,405	39,810

Included in the amounts reported above are deposits held as collateral for facilities granted, with a carrying value of £23,078 million (2011: £13,933 million) and a fair value of £25,682 million (2011: £14,258 million).

Included in the amounts reported above are collateral balances in the form of cash provided in respect of repurchase agreements amounting to £4 million (2011: £nil).

NOTE 34: CUSTOMER DEPOSITS

	2012	2011
	£m	£m
Non-interest bearing current accounts	30,633	29,468
Interest bearing current accounts	71,478	72,562
Savings and investment accounts	261,573	238,132
Liabilities in respect of securities sold under repurchase agreements	4,433	7,996
Other customer deposits	58,795	65,748
Customer deposits	426,912	413,906

Included in the amounts reported above are deposits held as collateral for facilities granted, with a carrying value of £4,429 million (2011: £7,987 million) and a fair value of £4,552 million (2011: £8,088 million).

Included in the amounts reported above are collateral balances in the form of cash provided in respect of repurchase agreements amounting to £192 million (2011: £323 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35: TRADING AND OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2012	2011
	£m	£m
Liabilities held at fair value through profit or loss (debt securities)	5,700	5,339
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	24,553	12,378
Short positions in securities	2,200	3,701
Other	3,519	3,537
	30,272	19,616
Trading and other financial liabilities at fair value through profit or loss	35,972	24,955

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2012 was £6,553 million, which was £853 million higher than the balance sheet carrying value (2011: £5,487 million, which was £148 million higher than the balance sheet carrying value). At 31 December 2012 there was a cumulative £254 million increase in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds TSB Bank plc, the issuing entity within the Group. Of the cumulative amount an increase of £437 million arose in 2012 and a decrease of £194 million arose in 2011.

Liabilities designated at fair value through profit or loss represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

NOTE 36: DEBT SECURITIES IN ISSUE

	2012	2011
	£m	£m
Medium-term notes issued	29,537	63,366
Covered bonds (note 21)	40,673	38,196
Certificates of deposit issued	11,087	27,994
Securitisation notes (note 21)	28,059	37,412
Commercial paper	8,013	18,091
Total debt securities in issue	117,369	185,059

NOTE 37: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS

Insurance contract and participating investment contract liabilities are comprised as follows:

	2012			2011
	Gross £m	Reinsurance[1] £m	Net £m	Gross £m	Reinsurance[1] £m	Net £m
Life insurance (see (1) below):
Insurance contracts	65,650	(2,257)	63,393	62,399	(2,452)	59,947
Participating investment contracts	16,489	—	16,489	15,631	—	15,631
	82,139	(2,257)	79,882	78,030	(2,452)	75,578
Non-life insurance contracts (see (2) below):
Unearned premiums	494	(16)	478	566	(23)	543
Claims outstanding	320	(1)	319	395	(2)	393
	814	(17)	797	961	(25)	936
Total	82,953	(2,274)	80,679	78,991	(2,477)	76,514

[1]	Reinsurance balances are reported within other assets (note 32).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

(1) LIFE INSURANCE

The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

	Insurance contracts £m	Participating investment contracts £m	Gross £m	Reinsurance £m	Net £m
At 1 January 2011	61,871	17,642	79,513	(2,044)	77,469
New business	4,340	86	4,426	(156)	4,270
Changes in existing business	(3,713)	(2,096)	(5,809)	(295)	(6,104)
Change in liabilities charged to the income statement (note 10)	627	(2,010)	(1,383)	(451)	(1,834)
Exchange and other adjustments	(99)	(1)	(100)	43	(57)
At 31 December 2011	62,399	15,631	78,030	(2,452)	75,578
New business	2,757	65	2,822	(67)	2,755
Changes in existing business	668	794	1,462	253	1,715
Change in liabilities charged to the income statement (note 10)	3,425	859	4,284	186	4,470
Exchange and other adjustments	(174)	(1)	(175)	9	(166)
At 31 December 2012	65,650	16,489	82,139	(2,257)	79,882

Liabilities for insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the FSA’s realistic capital regime (realistic liabilities) and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2012			2011
	With-profit fund £m	Non-profit fund £m	Total £m	With-profit fund £m	Non-profit fund £m	Total £m
Insurance contracts	12,383	53,267	65,650	13,467	48,932	62,399
Participating investment contracts	9,646	6,843	16,489	9,488	6,143	15,631
Total	22,029	60,110	82,139	22,955	55,075	78,030

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

The realistic assessment is carried out using a stochastic simulation model which values liabilities on a market-consistent basis. The calculation of realistic liabilities uses best estimate assumptions for mortality, persistency rates and expenses. These are calculated in a similar manner to those used for the value of in-force business as discussed in note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

(III) ASSUMPTIONS

Key assumptions used in the calculation of with-profit liabilities, and the processes for determining these, are:

Investment returns and discount rates

The realistic capital regime dictates that with-profit fund liabilities are valued on a market-consistent basis. This is achieved by the use of a valuation model which values liabilities on a basis calibrated to tradable market option contracts and other observable market data. The with-profit fund financial options and guarantees are valued using a stochastic simulation model where all assets are assumed to earn, on average, the risk-free yield and all cash flows are discounted using the risk-free yield. The risk-free yield is defined as the spot yield derived from the relevant government bond yield curve. Further information on significant options and guarantees is given on page 140.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

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

Key changes in assumptions

A detailed review of the Group’s assumptions in 2012 resulted in the following key impacts on profit before tax:

–	Change in persistency assumptions (£124 million decrease).

–	Change in the assumption in respect of current and future mortality rates (£4 million increase).

–	Change in expenses assumptions (£81 million increase).

–	Inclusion of illiquid loan assets in the valuation of the annuity portfolio (£44 million increase).

–	Reduction of assumed future bonus rate and move to yield curve valuation of annuities (£19 million increase).

–	Addition of an allowance for the time value cost of interest rate options on traditional with-profits business (£10 million decrease).

These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

(2) NON-LIFE INSURANCE

Gross non-life insurance contract liabilities are analysed by line of business as follows:

	2012 £m	2011 £m
Credit protection	94	206
Home	718	753
Health	2	2
Total gross non-life insurance contract liabilities	814	961

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

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	Gross £m	Reinsurance £m	Net £m
Provisions for unearned premiums
At 1 January 2011	632	(22)	610
Increase in the year	1,082	(52)	1,030
Release in the year	(1,152)	52	(1,100)
Change in provision for unearned premiums charged to income statement (note 8)	(70)	—	(70)
Exchange and other adjustments	4	(1)	3
At 31 December 2011	566	(23)	543
Increase in the year	1,081	(31)	1,050
Release in the year	(1,153)	38	(1,115)
Change in provision for unearned premiums charged to income statement (note 8)	(72)	7	(65)
At 31 December 2012	494	(16)	478

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

	Gross £m	Reinsurance £m	Net £m
Claims outstanding
Notified claims	420	(4)	416
Incurred but not reported	164	(11)	153
At 1 January 2011	584	(15)	569
Cash paid for claims settled in the year	(485)	—	(485)
Increase (decrease) in liabilities:
Arising from current year claims	470	—	470
Arising from prior year claims	(171)	12	(159)
Change in liabilities charged to income statement (note 10)	(186)	12	(174)
Exchange and over adjustments	(3)	1	(2)
At 31 December 2011	395	(2)	393
Cash paid for claims settled in the year	(455)	1	(454)
Increase (decrease) in liabilities:
Arising from current year claims	492	—	492
Arising from prior year claims	(111)	—	(111)
Change in liabilities charged to income statement (note 10)	(74)	1	(73)
Exchange and other adjustments	(1)	—	(1)
At 31 December 2012	320	(1)	319
Notified claims	280	—	280
Incurred but not reported	40	(1)	39
At 31 December 2012	320	(1)	319
Notified claims	313	(1)	312
Incurred but not reported	82	(1)	81
At 31 December 2011	395	(2)	393

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

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

NON-LIFE INSURANCE ALL RISKS – GROSS

	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Total £m
Accident year
Estimate of ultimate claims costs:
At end of accident year	211	208	317	205	639	609	446	421	3,056
One year later	207	206	311	199	539	517	366
Two years later	204	204	299	195	494	497
Three years later	202	204	292	187	487
Four years later	201	205	285	186
Five years later	201	203	286
Six years later	201	202
Seven years later	200
Current estimate in respect of above claims	200	202	286	186	487	497	366	421	2,645
Current estimate of claims relating to general insurance business acquired in 2009	272	315	388	256	—	—	—	—	1,231
Current estimate of cumulative claims	472	517	674	442	487	497	366	421	3,876
Cumulative payments to date	(471)	(515)	(671)	(437)	(476)	(469)	(315)	(227)	(3,581)
Liability recognised in the balance sheet	1	2	3	5	11	28	51	194	295
Liability in respect of earlier years									1
Total liability included in the balance sheet									296

The liability of £296 million shown in the above table excludes £13 million of unallocated claims handling expenses and £11 million of unexpired risk reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: LIFE INSURANCE SENSITIVITY ANALYSIS

The following table demonstrates the effect of reasonably possible changes in key assumptions on profit before tax and equity disclosed in these financial statements assuming that the other assumptions remain unchanged. In practice this is unlikely to occur, and changes in some assumptions may be correlated. These amounts include movements in assets, liabilities and the value of the in-force business in respect of insurance contracts and participating investment contracts. The impact is shown in one direction but can be assumed to be reasonably symmetrical.

	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m
At 31 December 2012
Non-annuitant mortality[1]	5% reduction	43	33
Annuitant mortality[2]	5% reduction	(170)	(131)
Lapse rates[3]	10% reduction	117	90
Future maintenance and investment expenses[4]	10% reduction	199	153
Risk-free rate[5]	0.25% reduction	26	20
Guaranteed annuity option take up6	5% addition	(9)	(7)
Equity investment volatility[7]	1% addition	(7)	(5)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(239)	(184)
Increase in illiquidity premia[9]	0.10% addition	93	72
	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m
At 31 December 2011
Non-annuitant mortality[1]	5% reduction	48	36
Annuitant mortality[2]	5% reduction	(154)	(115)
Lapse rates[3]	10% reduction	123	92
Future maintenance and investment expenses[4]	10% reduction	207	156
Risk-free rate[5]	0.25% reduction	55	41
Guaranteed annuity option take up6	5% addition	(4)	(3)
Equity investment volatility[7]	1% addition	(9)	(7)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(164)	(123)
Increase in illiquidity premia[9]	0.10% addition	87	66

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

[1]	This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.

[2]	This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.

[3]	This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.

[4]	This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.

[5]	This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.

[6]	This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.

[7]	This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.

[8]

This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Government bond yields, the risk-free rate and illiquidity premia are all assumed to be unchanged.

[9]

This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premia. It assumes the overall spreads on assets are unchanged and hence market values are unchanged. Government bond yields and the non-annuity risk-free rate are both assumed to be unchanged. The increased illiquidity premium increases the annuity risk-free rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39: LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	Gross £m	Reinsurance £m	Net £m

At 1 January 2011	51,363	(65)	51,298
New business	4,194	(3)	4,191
Changes in existing business	(5,922)	11	(5,911)
Exchange and other adjustments	1	—	1

At 31 December 2011	49,636	(57)	49,579
New business	4,236	(1)	4,235
Changes in existing business	526	12	538
Exchange and other adjustments	(26)	—	(26)

At 31 December 2012	54,372	(46)	54,326

NOTE 40: UNALLOCATED SURPLUS WITHIN INSURANCE BUSINESSES

The movement in the unallocated surplus within long-term insurance businesses over the year can be analysed as follows:

	2012 £m	2011 £m

At 1 January	300	643
Change in unallocated surplus recognised in the income statement (note 10)	(31)	(340)
Exchange and other adjustments	(2)	(3)

At 31 December	267	300

NOTE 41: OTHER LIABILITIES

	2012 £m	2011 £m

Settlement balances	2,006	1,937
Unitholders’ interest in Open Ended Investment Companies	20,935	18,249
Other creditors and accruals	11,000	11,855

Total other liabilities	33,941	32,041

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42: RETIREMENT BENEFIT OBLIGATIONS

	2012 £m	2011 £m	2010 £m

Charge (credit) to the income statement
Past service credits and curtailment gains[1]	(250)	—	(910)
Other	307	186	443

Defined benefit pension schemes	57	186	(467)
Other post-retirement benefit schemes	11	13	12

Total defined benefit schemes	68	199	(455)
Defined contribution pension schemes	229	202	173

Total charge (credit) to the income statement	297	401	(282)

1

In 2012, there was a net credit of £250 million following a decision to link discretionary pension increases in certain schemes to the Consumer Price Index; and in 2010, there was a credit of £910 million following the Group’s decision to cap all future increases to pensionable salary in its principal UK defined benefit pension schemes, together with a change in commutation factors in certain schemes (note 11).

	2012 £m	2011 £m

Amounts recognised in the balance sheet
Retirement benefit assets	1,867	1,338
Retirement benefit obligations	(300)	(381)

Total amounts recognised in the balance sheet	1,567	957

The total amount recognised in the balance sheet relates to:

	2012 £m	2011 £m

Defined benefit pension schemes	1,748	1,131
Other post-retirement benefit schemes	(181)	(174)

Total amounts recognised in the balance sheet	1,567	957

PENSION SCHEMES

DEFINED BENEFIT SCHEMES

The Group has established a number of defined benefit pension schemes in the UK and overseas, the three most significant being the defined benefit sections of the Lloyds TSB Group Pension Schemes No’s 1 and 2 and the HBOS Final Salary Pension Scheme. These schemes provide retirement benefits calculated as a percentage of final pensionable salary depending upon the length of service; the minimum retirement age under the rules of the schemes at 31 December 2012 was generally 55 although certain categories of member are deemed to have a contractual right to retire at 50.

The latest full valuations of the three main schemes were carried out at 30 June 2011; the results have been updated to 31 December 2012 by qualified independent actuaries. The last full valuations of other Group schemes were carried out on a number of different dates; these have been updated to 31 December 2012 by qualified independent actuaries or, in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows.

The Group’s obligations in respect of its defined benefit schemes are funded.

During 2009, the Group made one-off contributions to the Lloyds TSB Group Pension Scheme No 1 and Lloyds TSB Group Pension Scheme No 2 of approximately £1 billion in aggregate. These contributions took the form of interests in limited liability partnerships for each of the two schemes which contained assets of approximately £5 billion in aggregate entitling the schemes to annual payments of approximately £215 million in aggregate until 31 December 2014. Thereafter, assuming that all distributions have been made, the value of the partnership interests will equate to a nominal amount. At 31 December 2012, the limited liability partnerships held assets of approximately £4.7 billion; cash payments of £215 million were made to the pension schemes during the year (2011: £215 million). The limited liability partnerships are fully consolidated in the Group’s balance sheet (see note 22).

The Group currently expects to pay contributions of approximately £1,025 million to its defined benefit schemes in 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42: RETIREMENT BENEFIT OBLIGATIONS continued

	2012 £m	2011 £m

Amount included in the balance sheet
Present value of funded obligations	(31,324)	(28,236)
Fair value of scheme assets	30,367	28,828

	(957)	592
Unrecognised actuarial losses	2,705	539

Net amount recognised in the balance sheet	1,748	1,131

	2012 £m	2011 £m

Movements in the defined benefit obligation
At 1 January	(28,236)	(26,862)
Current service cost	(360)	(380)
Employee contributions	(3)	(1)
Interest cost	(1,373)	(1,423)
Actuarial losses	(2,607)	(514)
Benefits paid	995	912
Past service cost	(16)	(20)
Curtailments	250	25
Settlements	12	15
Exchange and other adjustments	14	12

At 31 December	(31,324)	(28,236)

	2012 £m	2011 £m

Changes in the fair value of scheme assets
At 1 January	28,828	26,382
Expected return	1,446	1,627
Employer contributions	667	833
Employee contributions	3	1
Actuarial gains	442	926
Benefits paid	(993)	(912)
Settlements	(16)	(23)
Exchange and other adjustments	(10)	(6)

At 31 December	30,367	28,828

Actual return on scheme assets	1,888	2,553

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42: RETIREMENT BENEFIT OBLIGATIONS continued

ASSUMPTIONS

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2012%	2011%

Discount rate	4.60	5.00
Rate of inflation:
Retail Prices Index	2.90	3.00
Consumer Price Index	2.00	2.00
Rate of salary increases	2.00	2.00
Rate of increase for pensions in payment	2.70	2.80

	2012 Years	2011 Years

Life expectancy for member aged 60, on the valuation date:
Men	27.4	27.3
Women	29.7	28.4
Life expectancy for member aged 60, 15 years after the valuation date:
Men	28.5	28.8
Women	30.9	30.0

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2012 is assumed to live for, on average, 27.4 years for a male and 29.7 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60.

SENSITIVITY ANALYSIS

The effect of changes in key assumptions on the pension charge in the Group’s income statement and on the net defined benefit pension scheme asset or liability is set out below:

	Increase (decrease) in the income statement charge		Increase (decrease) in the net defined benefit pension scheme asset

	2012 £m	2011 £m	2012 £m	2011 £m

Inflation:[1]
Increase of 0.2 per cent	50	12	(884)	(798)
Decrease of 0.2 per cent	(45)	(6)	815	783
Discount rate:[2]
Increase of 0.2 per cent	(54)	(10)	1,056	909
Decrease of 0.2 per cent	54	17	(1,102)	(957)
Expected life expectancy of members:
Increase of one year	74	38	(697)	(655)
Decrease of one year	(73)	(40)	686	667

[1]	At 31 December 2012, the assumed rate of inflation is 2.90 per cent (2011: 3.00 per cent).

[2]	At 31 December 2012, the assumed discount rate is 4.60 per cent (2011: 5.00 per cent).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42: RETIREMENT BENEFIT OBLIGATIONS continued

The expected return on scheme assets has been calculated using the following assumptions:

	2012%	2011%

Equities and alternative assets	7.3	8.3
Fixed interest gilts	3.0	4.0
Index linked gilts	2.8	3.9
Non-government bonds	4.9	4.9
Property	6.6	7.3
Money market instruments and cash	2.6	3.9

The expected return on scheme assets in 2013 will be calculated using the following assumptions:

2013%

Equities and alternative assets	6.8
Fixed interest gilts	2.3
Index linked gilts	2.8
Non-government bonds	3.1
Property	6.8
Money market instruments and cash	2.4

With effect from 1 January 2013 the Group will adopt amendments to IAS 19 Employee Benefits. These amendments will change the calculation of the Group’s defined benefit schemes’ income statement expense, replacing expected return on scheme assets and interest cost with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset) (see note 57 on page F-138). The above expected return on scheme assets will be used in determining the effect of this new accounting policy on the Group’s 2013 income statement expense.

Composition of scheme assets:

	2012 £m	2011 £m

Equities	12,364	10,728
Fixed interest gilts	771	995
Index linked gilts	6,429	6,211
Non-government bonds	5,014	4,250
Property	1,528	1,708
Money market instruments, cash and other assets and liabilities	4,261	4,936

At 31 December	30,367	28,828

 The assets of all the funded schemes are held independently of the Group’s assets in separate trustee administered funds.

The expected return on scheme assets was determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields at the balance sheet date at a term and credit rating broadly appropriate for the bonds held. Expected returns on equity and property investments are long-term rates based on the views of the plan’s independent investment consultants. The expected return on equities allows for the different expected returns from the private equity, infrastructure and hedge fund investments held by some of the funded schemes. Some of the funded schemes also invest in certain money market instruments and the expected return on these investments has been assumed to be the same as cash.

Experience adjustments history:

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m

Present value of defined benefit obligation	(31,324)	(28,236)	(26,862)	(27,073)	(15,617)	(16,795)	(17,378)
Fair value of scheme assets	30,367	28,828	26,382	23,518	13,693	16,112	15,279

(Deficit) surplus	(957)	592	(480)	(3,555)	(1,924)	(683)	(2,099)
Experience (losses) gains on scheme liabilities	(501)	(277)	496	31	(39)	(185)	(50)

Experience gains (losses) on scheme assets	442	926	1,624	886	(3,520)	139	314

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42: RETIREMENT BENEFIT OBLIGATIONS continued

The expense recognised in the income statement for the year ended 31 December comprises:

	2012 £m	2011 £m	2010 £m
Current service cost	360	380	384
Interest cost	1,373	1,423	1,474
Expected return on scheme assets	(1,446)	(1,627)	(1,507)
Net actuarial losses recognised in year	—	7	43
Past service credits and curtailments (see below)	(250)	(25)	(910)
Settlements	4	8	3
Past service cost	16	20	46
Total defined benefit pension expense (credit)	57	186	(467)

Following a review of policy in respect of discretionary pension increases in relation to the Group’s defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather than the Retail Price Index. The impact of this change is a reduction in the Group’s defined benefit obligation of £258 million, recognised in the Group’s income statement in 2012, net of a charge of £8 million resulting from a change to the commutation factors in one of the Group’s smaller schemes.

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

DEFINED CONTRIBUTION SCHEMES

The Group operates a number of defined contribution pension schemes in the UK and overseas, principally Your Tomorrow and the defined contribution sections of the Lloyds TSB Group Pension Scheme No. 1.

During the year ended 31 December 2012 the charge to the income statement in respect of defined contribution schemes was £229 million (2011: £202 million; 2010: £173 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

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

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 30 June 2008; this valuation has been updated to 31 December 2012 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.50 per cent (2011: 6.61 per cent).

Amount included in the balance sheet:

	2012 £m	2011 £m
Present value of unfunded obligations	(207)	(188)
Unrecognised actuarial losses	26	14
Retirement benefit obligation recognised in the balance sheet	(181)	(174)

Movements in the other post-retirement benefits obligation:

	2012 £m	2011 £m
At 1 January	(188)	(175)
Exchange and other adjustments	(16)	(5)
Insurance premiums paid	8	5
Charge for the year	(11)	(13)
At 31 December	(207)	(188)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43: DEFERRED TAX

The movement in the net deferred tax balance is as follows:

	2012 £m	2011 £m
Asset at 1 January	4,182	4,781
Exchange and other adjustments	(14)	3
Disposals	—	10
Income statement (charge) credit (note 15):
Due to change in UK corporation tax rate	(308)	(420)
Other	(254)	677
	(562)	257
Amount credited (charged) to equity:
Available-for-sale financial assets (note 48)	344	(574)
Cash flow hedges (note 48)	1	(270)
Share-based compensation	7	(25)
	352	(869)
Asset at 31 December	3,958	4,182

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

Statutory position	2012 £m	2011 £m	Tax disclosure	2012 £m	2011 £m
Deferred tax assets	4,285	4,496	Deferred tax assets	8,726	7,995
Deferred tax liabilities	(327)	(314)	Deferred tax liabilities	(4,768)	(3,813)
Asset at 31 December	3,958	4,182	Asset at 31 December	3,958	4,182

The deferred tax (charge) credit in the income statement comprises the following temporary differences:

	2012 £m	2011 £m	2010 £m
Accelerated capital allowances	410	319	(470)
Pensions and other post-retirement benefits	(237)	(153)	(391)
Long-term assurance business	(869)	596	(110)
Allowances for impairment losses	(332)	(56)	73
Tax losses carried forward	974	(919)	1,737
Tax on fair value of acquired assets	28	(107)	(715)
Other temporary differences	(536)	577	69
Deferred tax (charge) credit in the income statement	(562)	257	193

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43: DEFERRED TAX continued

Deferred tax assets and liabilities are comprised as follows:

	2012 £m	2011 £m

Deferred tax assets:
Accelerated capital allowances	167	—
Allowances for impairment losses	227	559
Other provisions	109	218
Available-for-sale asset revaluation	286	288
Tax losses carried forward	7,034	5,862
Other temporary differences	903	1,068

Total deferred tax assets	8,726	7,995

	2012 £m	2011 £m

Deferred tax liabilities:
Accelerated capital allowances	—	(243)
Long-term assurance business	(1,849)	(980)
Pensions and other post-retirement benefits	(357)	(120)
Tax on fair value of acquired assets	(1,741)	(1,890)
Effective interest rates	(34)	(45)
Derivatives	(333)	(161)
Other temporary differences	(454)	(374)

Total deferred tax liabilities	(4,768)	(3,813)

 On 21 March 2012, the Government announced that the corporation tax rate applicable from 1 April 2012 would be 24 per cent. This change passed into legislation on 26 March 2012. In addition, the Finance Act 2012, which was substantively enacted on 3 July 2012, included legislation to reduce the main rate of corporation tax from 24 per cent to 23 per cent with effect from 1 April 2013. The change in the main rate of corporation tax from 25 per cent to 23 per cent has resulted in a reduction in the Group’s net deferred tax asset at 31 December 2012 of £286 million, comprising the £308 million charge included in the income statement and a £22 million credit included in equity.

The proposed further reductions in the rate of corporation tax to 21 per cent by 1 April 2014 and then to 20 per cent by 1 April 2015 are expected to be enacted during 2013. The effect of this further change upon the Group’s deferred tax balances and leasing business cannot be reliably estimated at this stage.

DEFERRED TAX ASSETS

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. Group companies have recognised deferred tax assets of £7,034 million (2011: £5,862 million) in relation to trading tax losses carried forward. After reviews of medium-term profit forecasts, the Group considers that there will be sufficient profits in the future against which these losses will be offset (see note 3).

Deferred tax assets of £330 million (2011: £384 million) have not been recognised in respect of capital losses carried forward as there are no predicted future capital profits. Capital losses can be carried forward indefinitely.

Deferred tax assets of £939 million (2011: £733 million) have not been recognised in respect of trading losses carried forward, mainly in certain overseas companies and in respect of other temporary differences in the insurance businesses. Trading losses can be carried forward indefinitely, except for losses in Spain which expire after 18 years and in the USA which expire after 20 years.

In addition, deferred tax assets have not been recognised in respect of unrelieved foreign tax carried forward at 31 December 2012 of £42 million (2011: £171 million), as there are no predicted future taxable profits against which the unrelieved foreign tax credits can be utilised. These tax credits can be carried forward indefinitely.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 44: OTHER PROVISIONS

	Provisions for commitments £m	Payment protection insurance £m	Other regulatory provisions £m	Vacant leasehold property £m	Other £m	Total £m

At 1 January 2012	81	2,155	344	140	446	3,166
Exchange and other adjustments	(2)	—	12	2	(15)	(3)
Provisions applied	(4)	(3,299)	(71)	(71)	(33)	(3,478)
(Release) charge for the year	(9)	3,575	650	2	58	4,276

At 31 December 2012	66	2,431	935	73	456	3,961

PROVISIONS FOR COMMITMENTS

Provisions are held in cases where the Group is irrevocably committed to advance additional funds, but where there is doubt as to the customer’s ability to meet its repayment obligations.

PAYMENT PROTECTION INSURANCE

Following the unsuccessful legal challenge by the British Bankers’ Association against the FSA and the Financial Ombudsman Service, the Group held discussions with the FSA with a view to seeking clarity around the detailed implementation of the FSA Policy Statement which set out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress in respect of payment protection insurance (PPI) sales standards. As a result, the Group concluded that there are certain circumstances where customer redress will be appropriate. Accordingly the Group made a provision in its income statement for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such redress, including administration expenses. During 2011, the Group made redress payments of £1,045 million to customers and no further provisions were made.

During the first half of 2012 there was an increase in the volume of complaints being received and, although the level of complaints has declined during the second half of 2012, they are higher than had been anticipated at 31 December 2011. As a consequence, the Group believes that it is appropriate to increase its provision by a further £3,575 million at 31 December 2012. This increases the total estimated cost of redress, including administration expenses, to £6,775 million; redress payments made and expenses incurred on the 1.15 million claims paid to the end of December 2012 amounted to £4,344 million. However, there are still a number of uncertainties as to the eventual redress costs, in particular the total number of complaints and the activities of claims management companies and regulatory bodies.

The Group has calculated the provision by making a number of assumptions based upon current and expected experience. The principal sensitivities are as follows:

–	the number of claims received: an increase of 100,000 from the level assumed would increase the provision for redress costs by £140 million;

–	uphold rate of claims reviewed: an increase of one percentage point in this assumption would increase the provision by £20 million;

–	average future redress payment: an increase of £100 in this assumption would increase the provision by £70 million.

The Group will reassess the continued appropriateness of the assumptions underlying its analysis at each reporting date in the light of current experience and other relevant evidence.

OTHER REGULATORY PROVISIONS

LITIGATION IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

As previously disclosed, Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. In its accounts for the year ended 31 December 2011 the Group recognised a provision of £175 million with respect to this litigation and following decisions in July 2012 from the Federal Court of Justice (FCJ) in Germany the Group has recognised a further provision of £150 million with respect to this litigation, increasing the total provision to £325 million.

However, there are still a number of uncertainties as to the full impact of the FCJ’s decisions, and the implications with respect to the claims facing CMIG. As a result the ultimate financial effect, which could be significantly different to the provision, will only be known once there is further clarity with respect to a range of legal issues involved in these claims and/or all relevant claims have been resolved.

INTEREST RATE HEDGING PRODUCTS

In June 2012, a number of banks, including the Group, reached agreement with the FSA to carry out a thorough assessment of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. The Group agreed that on conclusion of this review it would provide redress to any of these customers where appropriate.

Following the completion of a pilot review of IRHP sales to small and medium-sized businesses and agreement reached with the FSA on 30 January 2013 on the principles to be adopted during the course of the wider review, the Group has provided £400 million for the estimated cost of redress and related administration costs. At 31 December 2012, £20 million of the provision had been utilised. A number of uncertainties remain as to the eventual costs given the inherent difficulties in determining the number of customers within the scope of the review and the average compensation to customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 44: OTHER PROVISIONS continued

OTHER REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the FSA or other regulators in relation to a range of matters. In 2012 a provision of £100 million was made in respect of certain UK retail and other matters; however, the ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

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

Other provisions include those arising out of the insolvency of a third party insurer, which remains exposed to asbestos and pollution claims in the US. The ultimate cost and timing of payments are uncertain. The provision held of £37 million at 31 December 2012 represents management’s current best estimate of the cost after having regard to actuarial estimates of future losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: SUBORDINATED LIABILITIES

	2012 £m	2011 £m

Preference shares	1,385	1,216
Preferred securities	4,394	4,893
Undated subordinated liabilities	1,927	1,949
Enhanced Capital Notes	8,947	9,085
Dated subordinated liabilities	17,439	17,946

Total subordinated liabilities	34,092	35,089

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the dated Enhanced Capital Notes ranks equally with that of the dated subordinated liabilities. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2011: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the Financial Services Authority.

The movement in subordinated liabilities during the year was as follows:

	2012 £m	2011 £m

At 1 January	35,089	36,232
Issued during the year	128	2,302
Repurchases and redemptions during the year	(857)	(4,021)
Foreign exchange and other movements	(268)	576

At 31 December	34,092	35,089

During February 2012, the Group completed the exchange of part of a series of preferred debt securities issued by the HBOS group for a new series of dated subordinated securities issued by Lloyds TSB Bank plc. This exchange resulted in a gain on the extinguishment of the existing securities of £59 million being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs.

	Note	2012 £m	2011 £m

Preference shares
6% Non-cumulative Redeemable Preference Shares	a	—	—
7.875% Non-cumulative Preference Shares callable 2013 (US$1,250 million)	b	259	249
7.875% Non-cumulative Preference Shares callable 2013 (€500 million)	b	149	150
6.0884% Non-cumulative Fixed to Floating Rate Preference Shares callable 2015 (£745 million)	b	10	10
5.92% Non-cumulative Fixed to Floating Rate Preference Shares callable 2015 (US$750 million)	b	125	11
6.267% Non-cumulative Fixed to Floating Rate Preference Shares callable 2016 (US$1,000 million)	b	280	301
6.3673% Non-cumulative Fixed to Floating Rate Preference Shares callable 2019 (£335 million)	b	2	2
6.475% Non-cumulative Preference Shares callable 2024 (£186 million)	b	39	38
6.413% Non-cumulative Fixed to Floating Rate Preference Shares callable 2035 (US$750 million)	b	104	131
6.657% Non-cumulative Fixed to Floating Rate Preference Shares callable 2037 (US$750 million)	b	14	26
9.25% Non-cumulative Irredeemable Preference Shares (£300 million)	b	350	262
9.75% Non-cumulative Irredeemable Preference Shares (£100 million)	b	53	36

Total preference shares		1,385	1,216

a

Since 2004, the Company has had in issue 400 6 per cent non-cumulative preference shares of 25p each. The shares, which are redeemable at the option of the Company at any time, carry the rights to a fixed rate non-cumulative preferential dividend of 6 per cent per annum; no dividend shall be payable in the event that the directors determine that prudent capital ratios would not be maintained if the dividend were paid. Upon winding up, the shares rank equally with any other preference shares issued by the Company. The holder of the shares waived its right to payment for the period from 1 March 2010 to 1 March 2012.

b	In November 2009, as part of the state aid restructuring plan, the Group agreed to suspend the payment of coupons on these instruments for the two year period from 31 January 2010 to 31 January 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: SUBORDINATED LIABILITIES continued

	Note	2012 £m	2011 £m

Preferred securities
6.90% Perpetual Capital Securities (US$1,000 million)	b	214	247
6.85% Non-cumulative Perpetual Preferred Securities (US$1,000 million)	b	238	316
8.117% Non-cumulative Perpetual Preferred Securities (Class A) (£250 million)	b, c	262	260
7.627% Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities (€415 million)	b, d, e	50	340
7.375% Euro Step-up Non-voting Non-cumulative Preferred Securities callable 2012 (€430 million)	a	—	16
6.35% Step-up Perpetual Capital Securities callable 2013 (€500 million)		226	239
6.071% Non-cumulative Perpetual Preferred Securities (US$750 million)		382	389
7.834% Sterling Step-up Non-voting Non-cumulative Preferred Securities callable 2015 (£250 million)	a	5	5
4.939% Non-voting Non-cumulative Perpetual Preferred Securities (€750 million)	a	23	20
7.286% Perpetual Regulatory Tier One Securities (Series A) (£150 million)		128	112
4.385% Step-up Perpetual Capital Securities callable 2017 (€750 million)	a	83	88
6.461% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (£600 million)		439	444
13% Step-up Perpetual Capital Securities callable 2019 (£785 million)	a	8	12
13% Step-up Perpetual Capital Securities callable 2019 (€532 million)	a	48	47
7.754% Non-cumulative Perpetual Preferred Securities (Class B) (£150 million)		98	104
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)		1,239	1,301
7.281% Perpetual Regulatory Tier One Securities (Series B) (£150 million)		95	113
13% Step-up Perpetual Capital Securities callable 2029 (£700 million)	a	629	612
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)		227	228

Total preferred securities		4,394	4,893

a	In November 2009, as part of the state aid restructuring plan, the Group agreed to suspend the payment of coupons on these instruments for the two year period from 31 January 2010 to 31 January 2012.

b

These securities are callable at specific dates as per the terms of the securities at the option of the issuer and with approval from the FSA. In November 2009, as part of the state aid restructuring plan, the Group agreed not to exercise any call options on these instruments for the two year period from 31 January 2010 to 31 January 2012.

c	The fixed rate on this security was reset from 8.117 per cent to 6.059 per cent with effect from 31 May 2010.

d	The fixed rate on this security was reset from 7.627 per cent to 3 months Euribor plus 2.875 per cent with effect from 9 December 2011.

e	Following an exchange in February 2012, certain holders elected to exchange some notes into a new series of dated subordinated securities issued by Lloyds TSB Bank plc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: SUBORDINATED LIABILITIES continued

	Note	2012 £m	2011 £m

Undated subordinated liabilities
6.625% Undated Subordinated Step-up Notes (£410 million)	a, b, c	6	1
Floating Rate Undated Subordinated Step-up Notes (€300 million)	b	13	10
6.05% Fixed to Floating Rate Undated Subordinated Notes (€500 million)	b, d	5	4
5.375% Undated Fixed to Floating Rate Subordinated Notes (US$1,000 million)	a	9	12
8.625% Perpetual Subordinated Notes (£200 million)	a	22	24
4.875% Undated Subordinated Fixed to Floating Rate Instruments (€750 million)	a	70	75
Floating Rate Undated Subordinated Notes (€500 million)	a	44	45
4.25% Perpetual Fixed to Floating Rate Reset Subordinated Guaranteed Notes (€750 million) (Clerical Medical Finance plc)		261	231
10.25% Subordinated Undated Instruments (£100 million)	a	1	1
5.125% Step-up Perpetual Subordinated Notes callable 2015 (£560 million) (Scottish Widows plc)		556	554
5.125% Undated Subordinated Fixed to Floating Notes (€750 million)	a	45	52
7.5% Undated Subordinated Step-up Notes (£300 million)		4	5
5.125% Undated Subordinated Step-up Notes callable 2016 (£500 million)	a	2	2
6.5% Undated Subordinated Step-up Notes callable 2019 (£270 million)	a	1	—
7.375% Undated Subordinated Guaranteed Bonds (£200 million) (Clerical Medical Finance plc)		37	36
5.625% Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes callable 2019 (£500 million)	a	1	—
12% Perpetual Subordinated Bonds (£100 million)	a	21	30
5.75% Undated Subordinated Step-up Notes (£600 million)		3	3
7.375% Subordinated Undated Instruments (£150 million)	a	—	—
8.75% Perpetual Subordinated Bonds (£100 million)	a	5	4
8% Undated Subordinated Step-up Notes callable 2023 (£200 million)	a	—	—
9.375% Perpetual Subordinated Bonds (£50 million)	a	14	17
5.75% Undated Subordinated Step-up Notes (£500 million)		4	3
6.5% Undated Subordinated Step-up Notes callable 2029 (£450 million)	a	—	—
6% Undated Subordinated Step-up Guaranteed Bonds callable 2032 (£500 million)	a	10	11
Floating Rate Primary Capital Notes (US$250 million)	a, b	111	118
Primary Capital Undated Floating Rate Notes:
Series 1 (US$750 million)	a, b	165	175
Series 2 (US$500 million)	a, b	173	183
Series 3 (US$600 million)	a, b	223	235
13.625% Perpetual Subordinated Bonds (£75 million)	a	19	16
11.75% Perpetual Subordinated Bonds (£100 million)		102	102

Total undated subordinated liabilities		1,927	1,949

a	In November 2009, as part of the state aid restructuring plan, the Group agreed to suspend the payment of coupons on these instruments for the two year period from 31 January 2010 to 31 January 2012.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: SUBORDINATED LIABILITIES continued

With the exception of the two series identified in footnote b below, the ECNs were issued in lower tier 2 format and are convertible into ordinary shares on the breach of a defined trigger. The trigger is if the published core tier 1 ratio of the Group (as defined by the Financial Services Authority in May 2009) falls below 5 per cent.

	Note	2012 £m	2011 £m

Enhanced Capital Notes
7.625% Enhanced Capital Notes due 2019 (£151 million)		144	142
8.125% Enhanced Capital Notes due 2019 (£4 million)		4	4
9% Enhanced Capital Notes due 2019 (£97 million)		98	98
7.8673% Enhanced Capital Notes due 2019 (£331 million)		332	330
15% Enhanced Capital Notes due 2019 (£775 million)		1,093	1,120
15% Enhanced Capital Notes due 2019 (€487 million)		571	601
8.875% Enhanced Capital Notes due 2020 (€125 million)		113	107
9.334% Enhanced Capital Notes due 2020 (£208 million)		230	232
7.375% Enhanced Capital Notes due 2020 (€95 million)		78	79
Floating Rate Enhanced Capital Notes due 2020 (€53 million)	a	37	38
7.875% Enhanced Capital Notes due 2020 (US$408 million)		267	313
11.04% Enhanced Capital Notes due 2020 (£736 million)		847	861
7.5884% Enhanced Capital Notes due 2020 (£732 million)		703	681
6.385% Enhanced Capital Notes due 2020 (€662 million)		493	503
6.439% Enhanced Capital Notes due 2020 (€711 million)		542	548
8% Fixed to Floating Rate Undated Enhanced Capital Notes callable 2020 (US$1,259 million)	b	662	687
9.125% Enhanced Capital Notes due 2020 (£148 million)		157	157
12.75% Enhanced Capital Notes due 2020 (£57 million)		73	73
7.869% Enhanced Capital Notes due 2020 (£597 million)		591	588
7.625% Enhanced Capital Notes due 2020 (€226 million)		181	184
7.875% Enhanced Capital Notes due 2020 (US$986 million)		608	629
11.125% Enhanced Capital Notes due 2020 (£39 million)		44	44
8.5% Undated Enhanced Capital Notes callable 2021 (US$277 million)	b	147	153
14.5% Enhanced Capital Notes due 2022 (£79 million)		113	114
9.875% Enhanced Capital Notes due 2023 (£57 million)		66	63
11.25% Enhanced Capital Notes due 2023 (£95 million)		113	106
10.5% Enhanced Capital Notes due 2023 (£69 million)		76	67
11.875% Enhanced Capital Notes due 2024 (£35 million)		45	45
7.975% Enhanced Capital Notes due 2024 (£102 million)		99	96
16.125% Enhanced Capital Notes due 2024 (£61 million)		95	97
15% Enhanced Capital Notes due 2029 (£68 million)		108	108
9% Enhanced Capital Notes due 2029 (£107 million)		112	112
8.5% Enhanced Capital Notes due 2032 (£104 million)		105	105

Total Enhanced Capital Notes		8,947	9,085

[a]	Interest is payable quarterly in arrears at a rate of 3 month Euribor plus 3.1 per cent per annum.

[b]	Issued in upper tier 2 format.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: SUBORDINATED LIABILITIES continued

	Note	2012 £m	2011 £m

Dated subordinated liabilities
Subordinated Step-up Floating Rate Notes 2016 (€500 million)	a	172	179
Subordinated Step-up Floating Rate Notes 2016 (£300 million)	a	184	184
Callable Floating Rate Subordinated Notes 2016 (€500 million)	a	96	88
Callable Floating Rate Subordinated Notes 2016 (€500 million)	a	137	124
Subordinated Callable Notes 2016 (US$750 million)	a	198	191
Subordinated Callable Notes 2017 (€1,000 million)	b	243	219
6.75% Subordinated Callable Fixed to Floating Rate Instruments 2017 (Aus$200 million)	d	6	5
Subordinated Callable Floating Rate Instruments 2017 (Aus$400 million)	b	38	38
5.109% Callable Fixed to Floating Rate Notes 2017 (Can$500 million)	e	8	8
6.25% Instruments 2012 (€12.8 million)		—	8
Subordinated Callable Notes 2017 (US$1,000 million)	b	198	192
6.305% Subordinated Callable Fixed to Floating Rate Notes 2017 (£500 million)	f	21	22
5.50% Subordinated Fixed Rate Notes 2012 (€750 million)		—	640
6.125% Notes 2013 (€325 million)		280	283
5.625% Subordinated Fixed to Floating Rate Notes due 2018 callable 2013 (€1,000 million)		858	902
4.25% Subordinated Guaranteed Notes 2013 (US$1,000 million)		619	636
6.45% Fixed to Floating Subordinated Guaranteed Bonds 2023 (€400 million) (Clerical Medical Finance plc)		181	176
11% Subordinated Bonds 2014 (£250 million)		284	290
5.875% Subordinated Notes 2014 (£150 million)		157	154
5.875% Subordinated Guaranteed Bonds 2014 (€750 million)		669	713
4.375% Callable Fixed to Floating Rate Subordinated Notes 2019 (€750 million)		604	621
4.875% Subordinated Notes 2015 (€1,000 million)		844	854
6.625% Subordinated Notes 2015 (£350 million)		375	357
6.9625% Callable Subordinated Fixed to Floating Rate Notes 2020 callable 2015 (£750 million)		716	725
11.875% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (€1,147 million)		977	977
10.75% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (£466 million)		477	467
9.875% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (US$568 million)		360	368
10.125% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (Can$387 million)		240	246
13% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (Aus$417 million)		280	276
10.5% Subordinated Bonds 2018 (£150 million)		177	177
6.75% Subordinated Fixed Rate Notes 2018 (US$2,000 million)		1,146	1,205
10.375% Subordinated Fixed to Fixed Rate Notes 2024 callable 2019 (€154 million)	c	143	—
6.375% Subordinated Instruments 2019 (£250 million)		281	274
6.5% Dated Subordinated Notes 2020 (€1,500 million)		1,458	1,407
7.375% Dated Subordinated Notes 2020		4	3
5.75% Subordinated Fixed to Floating Rate Notes 2025 callable 2020 (£350 million)		371	367
6.5% Subordinated Fixed Rate Notes 2020 (US$2,000 million)		1,345	1,360
Subordinated Floating Rate Notes 2020 (€100 million)		83	87
9.375% Subordinated Bonds 2021 (£500 million)		727	709
5.374% Subordinated Fixed Rate Notes 2021 (€160 million)		152	150
9.625% Subordinated Bonds 2023 (£300 million)		376	319
7.07% Subordinated Fixed Rate Notes 2023 (€175 million)		183	174
4.50% Fixed Rate Step-up Subordinated Notes due 2030 (€750 million)		457	463
7.625% Dated Subordinated Notes 2025 (£750 million)		915	876
6% Subordinated Notes 2033 (US$750 million)		399	432

Total dated subordinated liabilities		17,439	17,946

[a]

These securities are callable at specific dates as per the terms of the securities at the option of the issuer and with approval of the FSA. In November 2009, as part of the state aid restructuring plan, the Group agreed not to exercise any call options on these instruments for the two year period from 31 January 2010 to 31 January 2012.

[b]	The floating interest rate payable on these securities reset during 2012.

[c]	This security was issued in February 2012 as a result of an exchange offer.

[d]	The interest rate payable on this security was reset from 6.75 per cent fixed to Bank Bill Swap Rate plus 0.76 per cent with effect from 1 May 2012.

[e]	The interest rate payable on this security was reset from 5.109 per cent fixed to Canadian Dealer Offered Rate plus 0.65 per cent with effect from 21 June 2012.

[f]	The interest rate payable on this security was reset from 6.305 per cent fixed to 3-month Libor plus 1.2 per cent with effect from 18 October 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 46: SHARE CAPITAL

(1) AUTHORISED SHARE CAPITAL

As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the annual general meeting on 5 June 2009. This change took effect from 1 October 2009.

(2) ISSUED AND FULLY PAID SHARE CAPITAL

	2012 Number of shares	2011 Number of shares	2010 Number of shares	2012 £m	2011 £m	2010 £m

Ordinary shares of 10p (formerly 25p) each
At 1 January	68,726,627,112	68,074,129,454	63,774,511,536	6,873	6,807	6,378
Issued on redemption of preference shares and other subordinated liabilities in 2010	—	—	4,299,422,579	—	—	429
Issued in relation to the payment of coupons on certain hybrid capital securities	479,297,215	—	—	47	—	—
Issued under employee share schemes	1,136,919,962	652,497,658	195,339	114	66	—

At 31 December	70,342,844,289	68,726,627,112	68,074,129,454	7,034	6,873	6,807

Limited voting ordinary shares of 10p (formerly 25p) each

At 1 January and 31 December	80,921,051	80,921,051	80,921,051	8	8	8

Deferred shares of 15p each At 1 January	—	—	27,242,603,417	—	—	4,086
Cancellation of deferred shares	—	—	(27,242,603,417)	—	—	(4,086)

At 31 December	—	—	—	—	—	—

Total issued share capital				7,042	6,881	6,815

On 5 November 2010 the Company cancelled all of its deferred shares and an amount of £4,086 million was credited to the capital redemption reserve.

SHARE ISSUANCES

In 2012 the Group issued 479 million new ordinary shares in relation to payment of coupons in the year on certain hybrid capital securities that are non-cumulative; the remaining 1,137 million shares issued in 2012 were in respect of employee share schemes.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 46: SHARE CAPITAL continued

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

Information regarding significant direct or indirect holdings of shares in the Company can be found on page 179.

The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary and preference shares as granted at the annual general meeting on 17 May 2012. The authority to issue shares and the authority to make market purchases of shares will expire at the annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.

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

ORDINARY SHARES

The holders of ordinary shares (excluding the limited voting ordinary shares), who held 99.9 per cent of the total ordinary share capital at 31 December 2012, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares (excluding the limited voting ordinary shares) may also receive a dividend (subject to the provisions of the Company’s articles of association and the restrictions noted below) and on a winding up may share in the assets of the Company.

In November 2009, as part of the restructuring plan that was a requirement for European Commission approval of state aid received by the Group, the Group agreed to suspend the payment of coupons and dividends on certain of the Group’s preference shares and preferred securities for the two-year period from 31 January 2010 to 31 January 2012. Consequently, the terms of these instruments prevented the Company from making dividend payments on ordinary shares during that period.

LIMITED VOTING ORDINARY SHARES

The limited voting ordinary shares are held by the Lloyds TSB Foundations (the Foundations). The holders of the limited voting ordinary shares, who held 0.1 per cent of the total ordinary share capital at 31 December 2012, are entitled to receive copies of every circular or other document sent out by the Company to the holders of other ordinary shares. These shares carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of winding up. These shares do not have any right to vote at general meetings other than on resolutions concerning acquisitions or disposals of such importance that they require shareholder consent, or for the winding up of the Company, or for a variation in the class rights of the limited voting ordinary shares. In the event of an offer for more than 50 per cent of the issued ordinary share capital of the Company, each limited voting ordinary share will convert into an ordinary share and shall rank equally with the ordinary shares in all respects from the date of conversion.

PREFERENCE SHARES

The Company has in issue various classes of preference shares which are all classified as liabilities under IFRS and details of which are shown in note 45.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 47: SHARE PREMIUM ACCOUNT

	2012 £m	2011 £m	2010 £m
At 1 January	16,541	16,291	14,472
Issued in relation to the settlement of coupons on certain hybrid capital securities[1]	123	—	—
Issued under employee share schemes	208	250	—
Shares issued on redemption and exchange of preference shares
and other subordinated liabilities[2]	—	—	1,808
Redemption of preference shares[3]	—	—	11
At 31 December	16,872	16,541	16,291

[1]	During the year the Group issued new ordinary shares for a consideration of £170 million in relation to payment of coupons in 2012 on certain hybrid capital securities that are non-cumulative.

[2]

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: OTHER RESERVES

	2012 £m	2011 £m	2010 £m
Other reserves comprise:
Merger reserve	8,107	8,107	8,107
Capital redemption reserve	4,115	4,115	4,115
Revaluation reserve in respect of available-for-sale financial assets	399	1,326	(285)
Cash flow hedging reserve	350	325	(391)
Foreign currency translation reserve	(69)	(55)	29
At 31 December	12,902	13,818	11,575

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

The revaluation reserve in respect of available-for-sale financial assets represents the cumulative after tax unrealised change in the fair value of financial assets classified as available-for-sale since initial recognition; in the case of available-for-sale financial assets obtained on acquisitions of businesses, since the date of acquisition; and in the case of transferred assets that were previously held at amortised cost, by reference to that amortised cost.

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

Movements in other reserves were as follows:

	2012 £m	2011 £m	2010 £m
Merger reserve
At 1 January	8,107	8,107	8,121
Redemption of preference shares[1]	—	—	(14)
At 31 December	8,107	8,107	8,107

	2012 £m	2011 £m	2010 £m
Capital redemption reserve
At 1 January	4,115	4,115	26
Cancellation of deferred shares (note 46)	—	—	4,086
Redemption of preference shares[1]	—	—	3
At 31 December	4,115	4,115	4,115

[1]

In January 2010, the Company repurchased and cancelled certain preference shares amounting to £14 million. This resulted in a transfer of £3 million from the merger reserve to the capital redemption reserve and a transfer of £11 million from the merger reserve to the share premium account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: OTHER RESERVES continued

	2012 £m	2011 £m	2010 £m
Revaluation reserve in respect of available-for-sale financial assets
At 1 January	1,326	(285)	(783)
Adjustment on transfer from held-to-maturity portfolio	1,168	—	—
Change in fair value of available-for-sale financial assets	779	2,603	1,231
Deferred tax	(445)	(673)	(460)
Current tax	(3)	—	(8)
	1,499	1,930	763
Income statement transfers:
Disposals (note 9)	(3,547)	(343)	(399)
Deferred tax	848	30	106
	(2,699)	(313)	(293)
Impairment	42	80	114
Deferred tax	12	29	(5)
	54	109	109
Other transfers	290	(155)	(110)
Deferred tax	(71)	40	29
	219	(115)	(81)
At 31 December	399	1,326	(285)

	2012 £m	2011 £m	2010 £m
Cash flow hedging reserve
At 1 January	325	(391)	(305)
Change in fair value of hedging derivatives	116	916	(1,048)
Deferred tax	(17)	(257)	272
Current tax	—	—	(3)
	99	659	(779)
Income statement transfers (note 5)	(92)	70	932
Deferred tax	18	(13)	(239)
	(74)	57	693
At 31 December	350	325	(391)

	2012 £m	2011 £m	2010 £m
Foreign currency translation reserve
At 1 January	(55)	29	158
Currency translation differences arising in the year	(69)	(58)	33
Foreign currency gains (losses) on net investment hedges (tax: £nil)	55	(26)	(162)
At 31 December	(69)	(55)	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: RETAINED PROFITS

	2012 £m	2011 £m	2010 £m

At 1 January	8,680	9,044	11,117
Loss for the year	(1,427)	(451)	(2,656)
Movement in treasury shares	(407)	(276)	20
Value of employee services:
Share option schemes	81	125	154
Other employee award schemes	256	238	409

At 31 December	7,183	8,680	9,044

Retained profits are stated after deducting £158 million (2011: £33 million; 2010: £47 million) representing 301 million (2011: 58 million; 2010: 49 million) treasury shares held.

NOTE 50: ORDINARY DIVIDENDS

No dividends were paid on ordinary shares during 2010, 2011 or 2012 and the directors do not propose to pay a final dividend in respect of 2012; in November 2009, as part of the restructuring plan that was a requirement for European Commission approval of state aid received by the Group, the Group agreed to suspend the payment of coupons and dividends on certain of the Group’s preference shares and preferred securities, for the two year period from 31 January 2010 to 31 January 2012. Consequently, the terms of these instruments prevented the Company from making dividend payments on ordinary shares up to that date.

In addition, the trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but chose to waive their entitlement to the dividends on those shares as indicated: the Lloyds Banking Group Share Incentive Plan (holding at 31 December 2012: 12,040,715 shares, 31 December 2011: 8,091,460 shares, waived rights to all dividends), the Lloyds TSB Group Employee Share Ownership Trust (holding at 31 December 2012: 73,007,743 shares, 31 December 2011: 120,085,543 shares, on which it waived rights to all dividends and holding at 31 December 2012: nil shares, 31 December 2011: 253,052 shares, on which it waived rights to all but a nominal amount of one penny in total), Lloyds TSB Group Holdings (Jersey) Limited (holding at 31 December 2012: 42,846 shares, 31 December 2011: 42,846 shares, waived rights to all but a nominal amount of one penny in total) and the Lloyds TSB Qualifying Employee Share Ownership Trust (holding at 31 December 2012: 1,398 shares, 31 December 2011: 1,398 shares, waived rights to all but a nominal amount of one penny in total).

NOTE 51: SHARE-BASED PAYMENTS

CHARGE TO THE INCOME STATEMENT

The charge to the income statement is set out below:

	2012 £m	2011 £m	2010 £m
Deferred bonus plan	248	221	355
Executive and SAYE plans:
Options granted in the year	12	13	59
Options granted in prior years	65	130	75
	77	143	134
Share plans:
Shares granted in the year	3	3	3
Shares granted in prior years	5	9	49
	8	12	52
Total charge to the income statement	333	376	541

During the year ended 31 December 2012 the Group operated the following share-based payment schemes, all of which are equity settled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: SHARE-BASED PAYMENTS continued

DEFERRED BONUS PLANS

Bonuses in respect of the performance in 2012 of employees within certain of the Group’s bonus plans have been recognised in these financial statements in full. The amounts to be settled in shares are included within the total charge to the income statement detailed above.

LLOYDS BANKING GROUP EXECUTIVE SHARE OPTION SCHEMES

The executive share option schemes were long-term incentive schemes available to certain senior executives of the Group, with grants usually made annually. Options were granted within limits set by the rules of the schemes relating to the number of shares under option and the price payable on the exercise of options. The last grant of executive options was made in August 2005. These options were granted without a performance multiplier and the maximum limit for the grant of options in normal circumstances was three times annual salary. Between March 2004 and August 2004, the aggregate value of the award based upon the market price at the date of grant could not exceed four times the executive’s annual remuneration and, normally, the limit for the grant of options to an executive in any one year would be equal to 1.5 times annual salary with a maximum performance multiplier of 3.5.

PERFORMANCE CONDITIONS FOR EXECUTIVE OPTIONS

FOR OPTIONS GRANTED IN 2004

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

FOR OPTIONS GRANTED IN 2005

The same conditions applied as for grants made in 2004, except that:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: SHARE-BASED PAYMENTS continued

Movements in the number of share options outstanding under the executive share option schemes during 2011 and 2012 are set out below:

	2012		2011

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	10,174,869	225.15	13,363,301	233.09
Forfeited	(2,129,973)	225.92	(2,140,790)	225.91
Lapsed	—	—	(1,047,642)	324.92

Outstanding at 31 December	8,044,896	224.95	10,174,869	225.15

Exercisable at 31 December	8,044,896	224.95	10,174,869	225.15

No options were exercised during 2012 or 2011. The weighted average remaining contractual life of options outstanding at the end of the year was 1.9 years (2011: 2.9 years). The fair values of the executive share options have been determined using a standard Black-Scholes model.

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

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2012		2011

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	453,019,032	49.74	668,044,034	49.59
Exercised	—	—	(2,497,658)	47.34
Forfeited	(8,427,262)	49.15	(18,408,624)	50.52
Cancelled	(88,340,810)	49.83	(181,350,614)	47.78
Expired	(41,678,937)	62.67	(12,768,106)	69.08

Outstanding at 31 December	314,572,023	48.01	453,019,032	49.74

Exercisable at 31 December	119,141	86.50	25,490,233	77.82

No options were exercised in 2012. The weighted average share price at the time that the options were exercised during 2011 was £0.54. The weighted average remaining contractual life of options outstanding at the end of the year was 0.8 years (2011: 1.7 years).

No SAYE options were granted in 2012 or 2011. The fair values of the SAYE options have been determined using a standard Black-Scholes model.

For the HBOS sharesave plan, no options were exercised during 2012 or 2011. The options outstanding at 31 December 2012 had an exercise price of £1.8066 (2011: £1.8066) and a weighted average remaining contractual life of 2.1 years (2011: 2.0 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: SHARE-BASED PAYMENTS continued

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

Participants are not entitled to any dividends paid during the vesting period.

	2012		2011

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	53,000,069	Nil	47,694,757	Nil
Granted	34,345,366	Nil	16,395,016	Nil
Exercised	(41,290,412)	Nil	(7,591,526)	Nil
Forfeited	(440,873)	Nil	(3,498,178)	Nil

Outstanding at 31 December	45,614,150	Nil	53,000,069	Nil

Exercisable at 31 December	3,065,531	Nil	2,310,418	Nil

The weighted average fair value of options granted in the year was £0.30 (2011: £0.46). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2012 was £0.33 (2011: £0.51). The weighted average remaining contractual life of options outstanding at the end of the year was 3.7 years (2011: 2.1 years).

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

Movements in the number of options outstanding are set out below:

	2012		2011

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	21,321,237	Nil	—	—
Granted	—	—	21,728,172	Nil
Exercised	—	—	(406,935)	Nil

Outstanding at 31 December	21,321,237	Nil	21,321,237	Nil

Exercisable at 31 December	16,509,862	Nil	2,398,593	Nil

No options were granted or exercised in 2012. The weighted average fair value of options granted during 2011 was £0.38. The weighted average share price at the time that the options were exercised during 2011 was £0.54. The weighted average remaining contractual life of options outstanding at the end of the year was 8.6 years (2011: 9.6 years).

Participants are entitled to any dividends paid during the vesting period. This amount will be paid in cash unless the Remuneration Committee decides it will be paid in shares.

The fair values of the majority of options granted have been determined using a standard Black-Scholes model. The fair values of the remaining options have been determined by Monte Carlo simulation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: SHARE-BASED PAYMENTS continued

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

Participants are not entitled to any dividends paid during the vesting period.

	2012		2011

	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)

Outstanding at 1 January	22,058,552	394.30	24,695,494	415.70
Forfeited	(319,134)	572.22	(213,498)	253.88
Lapsed	(1,881,726)	686.47	(2,423,444)	624.75

Outstanding at 31 December	19,857,692	363.76	22,058,552	394.30

Exercisable at 31 December	19,857,692	363.76	14,227,020	582.82

 No options were exercised during 2012 or 2011. The options outstanding under the HBOS Share Option Plan and St James’s Place Share Option Plan at 31 December 2012 had exercise prices in the range of £0.5183 to £5.80 (2011: £0.5183 to £8.7189) and a weighted average remaining contractual life of 1.1 years (2011: 2.0 years).

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

Participants may be entitled to any dividends paid during the vesting period if the performance conditions are met. An amount equal in value to any dividends paid between the award date and the date the Remuneration Committee determine that the performance conditions were met may be paid, based on the number of shares that vest. The Remuneration Committee will determine if any dividends are to be paid in cash or in shares.

The performance conditions for awards made in April, May and September 2009 were as follows:

(i)	Earnings per share (EPS): relevant to 50 per cent of the award. Performance was measured based on EPS growth over a three-year period from the baseline EPS of 2008.

If the growth in EPS reached 26 per cent, 25 per cent of this element of the award, being the threshold, would vest. If growth in EPS reached 36 per cent, 100 per cent of this element would vest.

(ii)	Economic Profit (EP): relevant to 50 per cent of the award. Performance was measured based on the extent to which cumulative EP targets were achieved over the three-year period.

If the absolute improvement in adjusted EP reached 100 per cent, 25 per cent of this element of the award, being the threshold, would vest.
If the absolute improvement in adjusted EP reached 202 per cent, 100 per cent of this element would vest.

The EPS and EP performance measures applying to this 2009 LTIP award were set on the basis that the Group would enter into the Government Asset Protection Scheme. As the Group did not participate in the Government Asset Protection Scheme, in June 2010 the Remuneration Committee approved restated performance measures on a basis consistent with the EPS and EP measures used for the 2010 LTIP awards. At the end of the relevant period, neither of the performance conditions had been met and the awards lapsed.

An additional discretionary award was made in April, May and September 2009. The performance conditions for those awards were as follows:

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

The performance conditions were met and, as a consequence, the share awards vested in full in March 2012 for all participants, with the exception of current and former Executive Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: SHARE-BASED PAYMENTS continued

The performance conditions for awards made in March and August 2010 were as follows:

(i)	EPS: relevant to 50 per cent of the award. Performance was measured based on EPS growth over a three-year period from the baseline EPS of 2009.

If the absolute improvement in adjusted EPS reached 158 per cent, 25 per cent of this element of the award, being the threshold, would vest. If absolute improvement in adjusted EPS reached 180 per cent, 100 per cent of this element would vest.

Vesting between threshold and maximum would be on a straight line basis.

(ii)

EP: relevant to 50 per cent of the award. Performance was measured based on the compound annual growth rate of adjusted EP over the three financial years starting on 1 January 2010 relative to an adjusted 2009 EP base.

If the compounded annual growth rate of adjusted EP reached 57 per cent per annum, 25 per cent of this element of the award, being the threshold, would vest. If the compounded annual growth rate of adjusted EP reached 77 per cent per annum, 100 per cent of this element would vest.

Vesting between threshold and maximum would be on a straight line basis.

For awards made to Executive Directors, a third performance condition was set, relating to Absolute Share Price, relevant to 28 per cent of the award. Performance will be measured based on the Absolute Share Price on 26 March 2013, being the third anniversary of the award date. If the share price at the end of the performance period is 75 pence or less, none of this element of the award will vest. If the share price is 114 pence or higher, 100 per cent of this element will vest. Vesting between threshold and maximum will be on a straight line basis, provided that shares comprised in the Absolute Share Price element may only be released if both the EPS and EP performance measures have been satisfied at the threshold level or above. The EPS and EP performance conditions each relate to 36 per cent of the total award.

At the end of the performance period for the EPS and EP measures, it has been assessed that neither of the performance conditions has been met and, therefore, the awards will not vest.

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

The performance conditions for awards made in March and September 2012 are as follows:

(i)	EP: relevant to 30 per cent of the award. The performance target is based on 2014 adjusted EP outcome.

If the adjusted EP reaches £160 million, 25 per cent of this element of the award, being the threshold, will vest.

If the adjusted EP reaches £1,653 million, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(ii)	Absolute Total Shareholder Return (ATSR): relevant to 30 per cent of the award. Performance will be measured against the annualised return over the three year period ending 31 December 2014.

If the ATSR reaches 12 per cent per annum, 25 per cent of this element of the award, being the threshold, will vest.

If the ATSR reaches 30 per cent per annum, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(iii)	Short-term funding as a percentage of total funding: relevant to 10 per cent of the award. Performance will be measured relative to 2014 targets.

If the average percentage reaches 20 per cent, 25 per cent of this element of the award, being the threshold, will vest.

If the average percentage reaches 15 per cent, 100 per cent of this element will vest. Vesting between threshold and maximum will be on a straight line basis.

(iv)	Non-core assets at the end of 2014: relevant to 10 per cent of the award. Performance will be measured by reference to balance sheet non-core assets at 31 December 2014.

If non-core assets amount to £95 billion or less, 25 per cent of this element of the award, being the threshold, will vest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: SHARE-BASED PAYMENTS continued

If non-core assets amount to £80 billion or less, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(v)	Net simplification benefits: relevant to 10 per cent of the award. Performance will be measured by reference to the run rate achieved by the end of 2014.

If a run rate of net simplification benefits of £1.5 billion is achieved, 25 per cent of this element of the award, being the threshold, will vest.

If a run rate of net simplification benefits of £1.8 billion is achieved, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(vi)

Customer satisfaction: relevant to 10 per cent of the award. Performance will be measured by reference to the total number of FSA reportable complaints per 1,000 customers over the three year period to 31 December 2014.

If complaints per 1,000 customers average 1.5 per annum or less over three years, 25 per cent of this element of the award, being the threshold, will vest.

If complaints per 1,000 customers average 1.3 per annum or less over three years, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

	2012 Number of shares	2011 Number of shares

Outstanding at 1 January	543,738,186	447,142,491
Granted	265,011,679	147,280,077
Vested	(71,591,014)	(3,918,013)
Forfeited	(221,207,334)	(46,766,369)

Outstanding at 31 December	515,951,517	543,738,186

The weighted average fair value of the share awards granted in 2012 was £0.24 (2011: £0.54). The fair values of the majority of share awards granted have been determined using a standard Black-Scholes model. The fair values of the remaining share awards have been determined by Monte Carlo simulation.

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LONG-TERM INCENTIVE PLAN

The Scottish Widows Investment Partnership (SWIP) Long-Term Incentive Plan applicable to senior executives and employees of SWIP, which had previously been a cash-only scheme, was amended in May 2012 for awards granted on or after that date. The amendment introduced the receipt of shares in Lloyds Banking Group plc as an element of the total award. The other element will continue to be cash based, with the split between cash based and share based determined by the Remuneration Committee. The amendment is aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of SWIP over a three year period. Awards are made within limits set by the rules of the Plan, with the maximum limits for combined cash and shares awarded equating to 3.5 times annual salary. In exceptional circumstances this may increase to 4 times annual salary.

The performance conditions for share-based awards made in June 2012 are as follows:

(i) Profitability: relevant to 40 per cent of the award. The performance target is based on a cumulative three year profit before tax. If cumulative profit before tax reaches a specified target level, 100 per cent of this element will vest. If cumulative profit before tax reaches 90 per cent of the target level, 25 per cent of this element of the award, being the threshold, will vest. If cumulative profit before tax reaches 110 per cent of the target level, 200 per cent of this element of the award, being the maximum, will vest.

No award will be made where performance is below the threshold. Vesting between threshold and target and between target and maximum will be on a straight line basis.

(ii) Investment performance: relevant to 40 per cent of the award. The performance target is based on the percentage of SWIP funds achieving at or above benchmark performance (on a competitor median or index basis) over the three year period. If 50 per cent of funds exceed benchmark performance, 25 per cent of this element of the award, being the threshold, will vest. If 55 per cent of funds exceed benchmark performance, 100 per cent of this element, being the target, will vest. If 70 per cent of funds exceed benchmark performance, 200 per cent of this element of the award, being the maximum, will vest.

No award will be made where performance is below the threshold. Vesting between threshold and target and between target and maximum will be on a straight line basis.

(iii) Funds under management (FUM) growth: relevant to 20 per cent of the award. The performance target is based on growth in the value of third party assets managed by SWIP by the end of the 3 year period. If third party FUM reaches a specified target level, 100 per cent of this element of the award will vest. If third party FUM reaches 80 per cent of the target level, 25 per cent of this element, being the threshold, will vest. If third party FUM reaches 120 per cent of the target level, 200 per cent of this element of the award, being the maximum, will vest.

No award will be made where performance is below the threshold. Vesting between threshold and target and between target and maximum will be on a straight line basis.

For awards made to SWIP’s Code Staff (as defined by FSA), a fourth performance condition was set, relating to an internal measure of operational risk. This additional measure is relevant to 15 per cent of the award for these individuals, with a corresponding 5 per cent reduction in each of the weightings for the other three measures described above. As with the other measures, this performance condition has a target value at which 100 per cent of the award will vest, a maximum value at which 200 per cent of the award will vest, and a threshold value at which 25 per cent of the award will vest.

No award will be made where performance is below the threshold. Vesting between threshold and target and between target and maximum will be on a straight line basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: SHARE-BASED PAYMENTS continued

The relevant period commenced on 1 January 2012 and ends on 31 December 2014.

	2012 Number of shares	2011 Number of shares

Outstanding at 1 January	—	—
Granted	5,452,877	—

Outstanding at 31 December	5,452,877	—

The fair value of the share awards granted in 2012 was £0.27. The fair values of share awards granted have been determined using a standard Black-Scholes model.

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and number of options outstanding for the option schemes were as follows:

	Executive schemes			SAYE schemes			Other share option plans

	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

At 31 December 2012
Exercise price range
£0 to £1	—	—	—	46.79	0.8	311,648,405	5.43	4.9	74,766,919
£1 to £2	199.91	1.6	233,714	178.14	1.8	2,923,618	—	—	—
£2 to £3	225.69	1.9	7,811,182	—	—	—	—	—	—
£3 to £4	—	—	—	—	—	—	—	—	—
£5 to £6	—	—	—	—	—	—	566.89	0.9	12,026,160

	Executive schemes			SAYE schemes			Other share option plans

	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options

At 31 December 2011
Exercise price range
£0 to £1	—	—	—	47.94	1.7	446,965,447	4.94	4.1	82,152,838
£1 to £2	199.91	2.6	233,714	179.16	2.0	5,563,072	—	—	—
£2 to £3	225.74	2.9	9,941,155	214.16	0.9	490,513	—	—	—
£3 to £4	—	—	—	—	—	—	—	—	—
£5 to £6	—	—	—	—	—	—	582.82	1.8	14,227,020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: SHARE-BASED PAYMENTS continued

The fair value calculations at 31 December 2012 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	Executive Share Plan 2003	LTIP	Share Buy Out Awards	SWIP LTIP

Weighted average risk-free interest rate	0.45%	0.52%	0.86%	0.38%
Weighted average expected life	2.5 years	3.0 years	1.3 years	2.8 years
Weighted average expected volatility	63%	78%	51%	81%
Weighted average expected dividend yield	4.1%	4.3%	1.6%	4.5%
Weighted average share price	£0.33	£0.35	£0.41	£0.31
Weighted average exercise price	Nil	Nil	Nil	Nil

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

The number of shares awarded relating to matching shares in 2012 was 36,158,343 (2011: 30,999,387), with an average fair value of £0.34 (2011: £0.42), based on market prices at the date of award.

NOTE 52: RELATED PARTY TRANSACTIONS

KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2012 £m	2011 £m	2010 £m

Compensation
Salaries and other short-term benefits	12	12	7
Post-employment benefits	—	—	2
Share-based payments	13	11	8

Total compensation	25	23	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: RELATED PARTY TRANSACTIONS continued

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.1 million (2011: £0.2 million; 2010: £0.4 million).

	2012 million	2011 million	2010 million

Share option plans
At 1 January	22	6	2
Granted, including certain adjustments[1] (includes entitlements of appointed key management personnel)	8	20	4
Exercised/lapsed (includes entitlements of former key management personnel)	(5)	(4)	—

At 31 December	25	22	6

1          2010 includes adjustments, using a standard HMRC formula, to negate the dilutionary impact of the Group’s 2009 capital raising activities.

	2012 million	2011 million	2010 million

Share plans
At 1 January	58	56	19
Granted, including certain adjustments[1] (includes entitlements of appointed key management personnel)	45	35	39
Exercised/lapsed (includes entitlements of former key management personnel)	(33)	(33)	(2)

At 31 December	70	58	56

1         2010 includes adjustments, using a standard HMRC formula, to negate the dilutionary impact of the Group’s 2009 capital raising activities.

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2012 £m	2011 £m	2010 £m

Loans
At 1 January	3	3	2
Advanced (includes loans of appointed key management personnel)	3	1	2
Repayments (includes loans of former key management personnel)	(4)	(1)	(1)

At 31 December	2	3	3

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 2.5 per cent and 29.95 per cent in 2012 (2011: 1.09 per cent and 27.5 per cent; 2010: 0.5 per cent and 17.90 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2011 and 2010: £nil).

	2012 £m	2011 £m	2010 £m

Deposits
At 1 January	6	4	4
Placed (includes deposits of appointed key management personnel)	39	17	12
Withdrawn (includes deposits of former key management personnel)	(35)	(15)	(12)

At 31 December	10	6	4

Deposits placed by key management personnel attracted interest rates of up to 3.8 per cent (2011: 5 per cent; 2010: 4.25 per cent).

At 31 December 2012, the Group did not provide any guarantees in respect of key management personnel (2011 and 2010: none).

At 31 December 2012, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £1 million with five directors and three connected persons (2011: £3 million with four directors and three connected persons; 2010: £2 million with six directors and four connected persons).

SUBSIDIARIES

Details of the principal subsidiaries are given in note 9 to the parent company financial statements. In accordance with IAS 27 Consolidated and separate financial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: RELATED PARTY TRANSACTIONS continued

UK GOVERNMENT

In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. At 31 December 2012, HM Treasury held a 39.2 per cent (2011: 40.2 per cent) interest in the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company during the year ended 31 December 2012.

From 1 January 2011, in accordance with IAS 24, UK Government-controlled entities became related parties of the Group. The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

Since 31 December 2011, the Group has had the following significant transactions with the UK Government or UK Government-related entities:

GOVERNMENT AND CENTRAL BANK FACILITIES

During the year ended 31 December 2012, the Group participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

CREDIT GUARANTEE SCHEME

HM Treasury launched the Credit Guarantee Scheme in October 2008. The drawdown window for the Credit Guarantee Scheme closed for new issuance at the end of February 2010. At 31 December 2011, the Group had £23.5 billion of debt in issue under the Credit Guarantee Scheme. During the year ended 31 December 2012, fees of £59 million paid to HM Treasury in respect of guaranteed funding were included in the Group’s income statement (2011: £291 million). At 31 December 2012, the Group had fully repaid all debt issued under the Credit Guarantee Scheme.

NATIONAL LOAN GUARANTEE SCHEME

The Group is participating in the UK Government’s National Loan Guarantee Scheme, which was launched on 20 March 2012. Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group’s existing lending criteria. Eligible businesses who take up the funding benefit from a 1 per cent discount on their funding rate for a certain period of time.

BUSINESS GROWTH FUND

In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010. At 31 December 2012, the Group had invested £50 million (2011: £20 million) in the Business Growth Fund and carried the investment at a fair value of £44 million (2011: £16 million).

BIG SOCIETY CAPITAL

In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund. The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund. The Fund was officially launched on 3 April 2012 and the Group invested £12 million in the Fund during 2012.

FUNDING FOR LENDING

In August 2012 the Group announced its support for the UK Government’s Funding for Lending Scheme and confirmed its intention to participate in the scheme. The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supports a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow. The Group drew down £3.0 billion during 2012.

CENTRAL BANK FACILITIES

In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

OTHER GOVERNMENT-RELATED ENTITIES

Other than the transactions referred to above, there were no other significant transactions with the UK Government and UK Government-controlled entities (including UK Government-controlled banks) during the period that were not made in the ordinary course of business or that were unusual in their nature or conditions.

OTHER RELATED PARTY TRANSACTIONS

PENSION FUNDS

The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2012, customer deposits of £129 million (2011: £63 million) and investment and insurance contract liabilities of £1,213 million (2011: £928 million) related to the Group’s pension funds.

Subsequent to the year end, the Group sold at fair value certain securitisation notes to Lloyds TSB Group Pension Scheme No. 1 for approximately £340 million.

OPEN ENDED INVESTMENT COMPANIES (OEICS)

The Group manages 244 (2011: 249) OEICs, and of these 136 (2011: 142) are consolidated. The Group invested £1,563 million (2011: £1,283 million) and redeemed £1,690 million (2011: £884 million) in the unconsolidated OEICs during the year and had investments, at fair value, of £6,479 million (2011: £4,431 million) at 31 December. The Group earned fees of £325 million from the unconsolidated OEICs during 2012 (2011: £318 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: RELATED PARTY TRANSACTIONS continued

JOINT VENTURES AND ASSOCIATES

The Group provides both administration and processing services to its principal joint venture, Sainsbury’s Bank plc. The amounts receivable by the Group during the year were £32 million (2011: £21 million), of which £16 million was outstanding at 31 December 2012 (2011: £10 million). At 31 December 2012, Sainsbury’s Bank plc also had balances with the Group that were included in loans and advances to banks of £1,229 million (2011: £1,173 million), deposits by banks of £1,268 million (2011: £780 million) and trading liabilities of £nil (2011: £340 million).

At 31 December 2012 there were loans and advances to customers of £3,424 million (2011: £5,185 million) outstanding and balances within customer deposits of £45 million (2011: £88 million) relating to other joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2012, these companies had total assets of approximately £10,759 million (2011: £11,500 million), total liabilities of approximately £10,956 million (2011: £10,807 million) and for the year ended 31 December 2012 had turnover of approximately £8,169 million (2011: £7,376 million) and made a net loss of approximately £488 million (2011: net loss of £83 million). In addition, the Group has provided £5,146 million (2011: £5,767 million) of financing to these companies on which it received £208 million (2011: £106 million) of interest income in the year.

NOTE 53: CONTINGENT LIABILITIES AND COMMITMENTS

INTERCHANGE FEES

On 24 May 2012, the General Court of the European Union upheld the European Commission’s 2007 decision that an infringement of EU competition law had arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee (MIFs) in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card.

MasterCard has appealed the General Court’s judgment to the Court of Justice of the European Union. MasterCard is supported by several card issuers, including Lloyds Banking Group. Judgment is not expected until late 2013 or later.

In parallel:

–

the European Commission is also considering further action, including introducing legislation to regulate interchange fees, following its 2012 Green Paper (Towards an integrated European market for cards, internet and mobile payments) consultation;

–

the European Commission is pursuing an investigation with a view to deciding whether arrangements adopted by VISA for the levying of the MIF in respect of cross-border credit card payment transactions also infringe European Union competition laws. In this regard VISA reached an agreement (which expires in 2014) with the European Commission to reduce the level of interchange fee for cross-border debit card transactions to the interim levels agreed by MasterCard; and

–

the Office of Fair Trading (OFT) may decide to renew its ongoing examination of whether the levels of interchange fees paid by retailers in respect of MasterCard and VISA credit cards, debit cards and charge cards in the UK infringe competition law. The OFT had placed the investigation on hold pending the outcome of the MasterCard appeal to the General Court.

The ultimate impact of the investigations and any regulatory developments on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings and once regulatory proposals are more certain.

INTERBANK OFFERED RATE SETTING INVESTIGATIONS

A number of government agencies in the UK, US and elsewhere, including the UK Financial Services Authority, the US Commodity Futures Trading Commission, the US Securities and Exchange Commission, the US Department of Justice and a number of State Attorneys General, as well as the European Commission, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates including the BBA London Interbank Offered Rates (LIBOR) and the European Banking Federation’s Euribor. Certain Group companies were (at the relevant times) and remain members of various panels whose members make submissions to these bodies including the BBA LIBOR panels. No Group company is or was a member of the Euribor panel. Certain Group companies have received subpoenas and requests for information from certain government agencies and the Group is co-operating with their investigations. In addition certain Group companies, together with other panel banks, have been named as defendants in private lawsuits, including purported class action suits in the US with regard to the setting of LIBOR. It is currently not possible to predict the scope and ultimate outcome of the various regulatory investigations or private lawsuits, including the timing and scale of the potential impact of any investigations and private lawsuits on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: CONTINGENT LIABILITIES AND COMMITMENTS continued

FINANCIAL SERVICES COMPENSATION SCHEME

The Financial Services Compensation Scheme (FSCS) is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate). The levies raised comprise both management expenses levies and, where necessary, compensation levies on authorised firms.

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. The interest rate on the borrowings with HM Treasury, which total circa £20 billion, increased from 12 month LIBOR plus 30 basis points to 12 month LIBOR plus 100 basis points on 1 April 2012. Each deposit-taking institution contributes towards the FSCS levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March.

In determining an appropriate accrual in respect of the management expenses levy, certain assumptions have been made including the proportion of total protected deposits held by the Group, the level and timing of repayments to be made by the FSCS to HM Treasury and the interest rate to be charged by HM Treasury. For the year ended 31 December 2012, the Group has charged £87 million (2011: £179 million; 2010: £46 million) to the income statement in respect of the management expenses levy.

The substantial majority of the principal balance of the £20 billion loan between the FSCS and HM Treasury will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted. In March 2012, the FSCS confirmed that it expects a shortfall of approximately £802 million and that it expects to recover that amount by raising compensation levies on all deposit-taking participants over a three year period. In addition to the management expenses levy detailed above, the Group has also charged £88 million (2011: £nil; 2010: £nil) to the income statement in respect of compensation levies. The amount of future compensation levies payable by the Group depends on a number of factors including participation in the market at 31 December, the level of protected deposits and the population of deposit-taking participants.

FSA INVESTIGATION INTO BANK OF SCOTLAND AND REPORT ON HBOS

In 2009, the FSA commenced a supervisory review into HBOS. The supervisory review was superseded when the FSA commenced an enforcement investigation into Bank of Scotland plc in relation to its Corporate division between 2006 and 2008. These proceedings have now concluded. The FSA published its Final Notice on 9 March 2012. No financial penalty was imposed on the Group or Bank of Scotland plc. The FSA has committed to producing a public interest report on HBOS. The FSA has indicated that the report is expected to be published in the summer.

SHAREHOLDER COMPLAINTS

In November 2011 the Group and two former members of the Group’s Board of Directors were named as defendants in a purported securities class action filed in the United States District Court for the Southern District of New York. The complaint asserted claims under the Securities Exchange Act of 1934 in connection with alleged material omissions from statements made in 2008 in connection with the acquisition of HBOS. No quantum is specified. In October 2012 the court dismissed the complaint. An appeal against this decision has been filed. The Group continues to consider that the allegations are without merit.

OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (which may include class action lawsuits brought on behalf of customers, shareholders or other third parties), regulatory investigations, regulatory challenges and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: CONTINGENT LIABILITIES AND COMMITMENTS continued

	2012 £m	2011 £m
Contingent liabilities
Acceptances and endorsements	107	81
Other:
Other items serving as direct credit substitutes	523	1,060
Performance bonds and other transaction-related contingencies	2,266	2,729
	2,789	3,789
Total contingent liabilities	2,896	3,870

The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2012 £m	2011 £m
Commitments
Documentary credits and other short-term trade-related transactions	11	105
Forward asset purchases and forward deposits placed	546	596
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	7,404	7,383
Other commitments	53,196	56,527
	60,600	63,910
1 year or over original maturity	40,794	40,972
Total commitments	101,951	105,583

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £52,733 million (2011: £53,459 million) was irrevocable.

OPERATING LEASE COMMITMENTS

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2012 £m	2011 £m
Not later than 1 year	310	348
Later than 1 year and not later than 5 years	987	1,187
Later than 5 years	1,332	1,489
Total operating lease commitments	2,629	3,024

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

CAPITAL COMMITMENTS

Excluding commitments in respect of investment property (note 27), capital expenditure contracted but not provided for at 31 December 2012 amounted to £279 million (2011: £296 million). Of this amount, £276 million (2011: £292 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL INSTRUMENTS

(1) MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

		At fair value through profit or loss
	Derivatives designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2012
Financial assets
Cash and balances at central banks	—	—	—	—	—	80,298	—	80,298
Items in the course of collection from banks	—	—	—	—	—	1,256	—	1,256
Trading and other financial assets at fair value
through profit or loss	—	23,345	130,645	—	—	—	—	153,990
Derivative financial instruments	11,571	44,979	—	—	—	—	—	56,550
Loans and receivables:
Loans and advances to banks	—	—	—	—	29,417	—	—	29,417
Loans and advances to customers	—	—	—	—	517,225	—	—	517,225
Debt securities	—	—	—	—	5,273	—	—	5,273
	—	—	—	—	551,915	—	—	551,915
Available-for-sale financial assets	—	—	—	31,374	—	—	—	31,374
Total financial assets	11,571	68,324	130,645	31,374	551,915	81,554	—	875,383
Financial liabilities
Deposits from banks	—	—	—	—	—	38,405	—	38,405
Customer deposits	—	—	—	—	—	426,912	—	426,912
Items in course of transmission to banks	—	—	—	—	—	996	—	996
Trading and other financial liabilities at fair
value through profit or loss	—	30,272	5,700	—	—	—	—	35,972
Derivative financial instruments	6,598	42,067	—	—	—	—	—	48,665
Notes in circulation	—	—	—	—	—	1,198	—	1,198
Debt securities in issue	—	—	—	—	—	117,369	—	117,369
Liabilities arising from insurance contracts
and participating investment contracts	—	—	—	—	—	—	82,953	82,953
Liabilities arising from non-participating
investment contracts	—	—	—	—	—	—	54,372	54,372
Unallocated surplus within insurance
businesses	—	—	—	—	—	—	267	267
Financial guarantees	—	—	48	—	—	—	—	48
Subordinated liabilities	—	—	—	—	—	34,092	—	34,092
Total financial liabilities	6,598	72,339	5,748	—	—	618,972	137,592	841,249

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL INSTRUMENTS continued

		At fair value through profit or loss
	Derivatives designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2011
Financial assets
Cash and balances at central banks	—	—	—	—	—	60,722	—	60,722
Items in the course of collection from banks	—	—	—	—	—	1,408	—	1,408
Trading and other financial assets at fair value
through profit or loss	—	18,056	121,454	—	—	—	—	139,510
Derivative financial instruments	12,850	53,163	—	—	—	—	—	66,013
Loans and receivables:
Loans and advances to banks	—	—	—	—	32,606	—	—	32,606
Loans and advances to customers	—	—	—	—	565,638	—	—	565,638
Debt securities	—	—	—	—	12,470	—	—	12,470
	—	—	—	—	610,714	—	—	610,714
Available-for-sale financial assets	—	—	—	37,406	—	—	—	37,406
Held-to-maturity investments	—	—	—	—	—	8,098	—	8,098
Total financial assets	12,850	71,219	121,454	37,406	610,714	70,228	—	923,871
Financial liabilities
Deposits from banks	—	—	—	—	—	39,810	—	39,810
Customer deposits	—	—	—	—	—	413,906	—	413,906
Items in course of transmission to banks	—	—	—	—	—	844	—	844
Trading and other financial liabilities at fair
value through profit or loss	—	19,616	5,339	—	—	—	—	24,955
Derivative financial instruments	7,246	50,966	—	—	—	—	—	58,212
Notes in circulation	—	—	—	—	—	1,145	—	1,145
Debt securities in issue	—	—	—	—	—	185,059	—	185,059
Liabilities arising from insurance contracts
and participating investment contracts	—	—	—	—	—	—	78,991	78,991
Liabilities arising from non-participating
investment contracts	—	—	—	—	—	—	49,636	49,636
Unallocated surplus within insurance
businesses	—	—	—	—	—	—	300	300
Financial guarantees	—	—	49	—	—	—	—	49
Subordinated liabilities	—	—	—	—	—	35,089	—	35,089
Total financial liabilities	7,246	70,582	5,388	—	—	675,853	128,927	887,996

(2) RECLASSIFICATION OF FINANCIAL ASSETS

During 2012 the Group has reviewed its holding of government securities classified as held-to-maturity. Since it is no longer the Group’s intention to hold these to maturity, securities with a carrying amount of £10,811 million and a fair value of £11,979 million were reclassified as available-for-sale financial assets in December 2012. The difference between the carrying amount and the fair value has been recognised in equity.

No financial assets were reclassified in 2011.

In 2010, government securities with a fair value of £3,601 million were reclassified from available-for-sale financial assets to held-to-maturity investments reflecting the Group’s then positive intent and ability to hold them until maturity.

In 2009, no financial assets were reclassified.

In 2008, in accordance with the amendment to IAS 39 that became applicable during that year, the Group reviewed the categorisation of its financial assets classified as held for trading and available-for-sale. On the basis that there was no longer an active market for some of those assets, which are therefore more appropriately managed as loans, with effect from 1 July 2008, the Group transferred £2,993 million of assets previously classified as held for trading into loans and receivables. With effect from 1 November 2008, the Group transferred £437 million of assets previously classified as available-for-sale financial assets into loans and receivables. At the time of these transfers, the Group had the intention and ability to hold them for the foreseeable future or until maturity. At the date of reclassification, the weighted average effective interest rate of the assets transferred was 6.3 per cent with the estimated recoverable cash flows of £3,524 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL INSTRUMENTS continued

CARRYING VALUE AND FAIR VALUE OF RECLASSIFIED ASSETS

The table below sets out the carrying value and fair value of reclassified financial assets.

	2012		2011		2010		2009		2008

	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

From held for trading to loans and receivables	11	9	67	56	750	727	1,833	1,822	2,883	2,926
From available-for-sale financial assets to loans and receivables	162	203	217	219	313	340	394	422	454	402
From available-for-sale financial assets to held-to-maturity investments	—	—	3,624	3,846	3,455	3,539	—	—	—	—
From held-to-maturity investments to available-for-sale financial assets	4,998	4,998	—	—	—	—	—	—	—	—

Total carrying value and fair value	5,171	5,210	3,908	4,121	4,518	4,606	2,227	2,244	3,337	3,328

During the year ended 31 December 2012, the carrying value of assets reclassified to loans and receivables decreased by £111 million due to sales and maturities of £137 million and foreign exchange and other movements of £4 million less accretion of discount of £30 million.

No financial assets have been reclassified in accordance with paragraphs 50B, 50D or 50E of IAS 39 since 2008; the following disclosures relate to those assets which were so reclassified in 2008.

A) ADDITIONAL FAIR VALUE GAINS (LOSSES) THAT WOULD HAVE BEEN RECOGNISED HAD THE RECLASSIFICATIONS NOT OCCURRED

The table below shows the additional gains (losses) that would have been recognised in the Group’s income statement if the reclassifications had not occurred.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m

From held for trading to loans and receivables	1	(3)	(34)	208	(347)

The table below shows the additional gains (losses) that would have been recognised in other comprehensive income if the reclassifications had not occurred.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m

From available-for-sale financial assets to loans and receivables	24	(68)	69	161	(108)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL INSTRUMENTS continued

B) ACTUAL AMOUNTS RECOGNISED IN RESPECT OF RECLASSIFIED ASSETS

After reclassification the reclassified financial assets contributed the following amounts to the Group income statement.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m

From held for trading to loans and receivables:
Net interest income	—	1	24	55	31
Impairment losses	—	—	(6)	(49)	(158)

Total amounts recognised	—	1	18	6	(127)

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m

From available-for-sale financial assets to loans and receivables:
Net interest income	1	2	1	34	3
Impairment credit (losses)	5	(8)	(2)	(56)	(23)

Total amounts recognised	6	(6)	(1)	(22)	(20)

(3) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The following table summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	2012		2011

	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets
Cash and balances at central banks	80,298	80,298	60,722	60,722
Items in the course of collection from banks	1,256	1,256	1,408	1,408
Trading and other financial assets at fair value through profit or loss	153,990	153,990	139,510	139,510
Derivative financial instruments	56,550	56,550	66,013	66,013
Loans and receivables:
Loans and advances to banks	29,417	29,406	32,606	32,554
Loans and advances to customers	517,225	506,418	565,638	549,829
Debt securities	5,273	5,402	12,470	10,953
Available-for-sale financial assets	31,374	31,374	37,406	37,406
Held-to-maturity investments	—	—	8,098	8,144
Financial liabilities
Deposits from banks	38,405	38,738	39,810	40,012
Customer deposits	426,912	428,749	413,906	414,654
Items in course of transmission to banks	996	996	844	844
Trading and other financial liabilities at fair value through profit or loss	35,972	35,972	24,955	24,955
Derivative financial instruments	48,665	48,665	58,212	58,212
Notes in circulation	1,198	1,198	1,145	1,145
Debt securities in issue	117,369	122,963	185,059	183,113
Liabilities arising from non-participating investment contracts	54,372	54,372	49,636	49,636
Financial guarantees	48	48	49	49
Subordinated liabilities	34,092	36,382	35,089	27,838

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL INSTRUMENTS continued

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

LOANS AND RECEIVABLES

The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. The carrying value of certain variable rate loans, loans relating to lease financing and impaired lending is assumed to be fair value. For fixed rate lending, several different techniques are used to estimate fair value, as considered appropriate. These techniques take account of expected credit losses and changes in interest rates and expected future cash flows in establishing fair value. For commercial and personal customers, fair value is principally estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. The fair value for corporate loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in the counterparty’s credit risk. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to the market rates for similar loans of maturity equal to the remaining fixed interest rate period. The fair values of asset-backed securities and secondary loans, which were previously within assets held for trading and were reclassified to loans and receivables, are determined predominantly from lead manager quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data.

HELD-TO-MATURITY INVESTMENTS

The fair values of government securities are based on market prices whereas the carrying value is based on cost, the difference being interest rate driven. In 2012, these assets were transferred to the available-for-sale portfolio and carried at fair value at 31 December 2012.

DEPOSITS FROM BANKS AND CUSTOMER DEPOSITS

The fair value of deposits repayable on demand is considered to be equal to their carrying value. The fair value for all other deposits is estimated using discounted cash flows applying either market rates, where applicable, or current rates for deposits of similar remaining maturities. The difference between fair value and carrying value is principally interest rate driven on fixed deposits.

ITEMS IN COURSE OF TRANSMISSION TO BANKS

The fair value approximates carrying value due to their short-term nature.

NOTES IN CIRCULATION

The fair value of notes in circulation which are payable on demand is considered to be equal to their carrying value.

DEBT SECURITIES IN ISSUE AND SUBORDINATED LIABILITIES

The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities and for subordinated liabilities is estimated using quoted market prices. The difference between fair value and amortised cost is driven both by interest rates and the Group’s credit rating.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL INSTRUMENTS continued

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

NOTE 54: FINANCIAL INSTRUMENTS continued

The table below provides an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

VALUATION HIERARCHY

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2012
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	—	13,632	—	13,632
Loans and advances to banks	—	919	—	919
Debt securities:
Government securities	18,524	2,207	—	20,731
Other public sector securities	—	1,056	—	1,056
Bank and building society certificates of deposit	68	3,326	—	3,394
Asset-backed securities:
Mortgage-backed securities	151	687	—	838
Other asset-backed securities	258	1,565	—	1,823
Corporate and other debt securities	5,692	17,647	1,519	24,858
	24,693	26,488	1,519	52,700
Equity shares	84,450	72	1,787	86,309
Treasury and other bills	430	—	—	430
Total trading and other financial assets at fair value through profit or loss	109,573	41,111	3,306	153,990
Available-for-sale financial assets
Debt securities:
Government securities	25,555	—	—	25,555
Bank and building society certificates of deposit	42	146	—	188
Asset-backed securities:
Mortgage-backed securities	—	1,524	—	1,524
Other asset-backed securities	—	687	73	760
Corporate and other debt securities	22	1,826	—	1,848
	25,619	4,183	73	29,875
Equity shares	21	99	408	528
Treasury and other bills	869	16	86	971
Total available-for-sale financial assets	26,509	4,298	567	31,374
Derivative financial instruments	76	54,116	2,358	56,550
Total financial assets carried at fair value	136,158	99,525	6,231	241,914
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss (debt securities)	—	5,700	—	5,700
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	—	24,553	—	24,553
Short positions in securities	1,850	350	—	2,200
Other	15	3,504	—	3,519
	1,865	28,407	—	30,272
Total trading and other financial liabilities at fair value through profit or loss	1,865	34,107	—	35,972
Derivative financial instruments	36	48,086	543	48,665
Financial guarantees	—	—	48	48
Total financial liabilities carried at fair value	1,901	82,193	591	84,685

There were no significant transfers between level 1 and level 2 during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL INSTRUMENTS continued

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2011
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	—	9,766	—	9,766
Loans and advances to banks	—	1,355	—	1,355
Debt securities:
Government securities	21,326	2,041	—	23,367
Other public sector securities	375	808	—	1,183
Bank and building society certificates of deposit	—	3,248	—	3,248
Asset-backed securities:
Mortgage-backed securities	187	524	—	711
Other asset-backed securities	178	1,605	203	1,986
Corporate and other debt securities	5,098	15,337	1,423	21,858
	27,164	23,563	1,626	52,353
Equity shares	74,381	41	1,315	75,737
Treasury and other bills	299	—	—	299
Total trading and other financial assets at fair value through profit or loss	101,844	34,725	2,941	139,510
Available-for-sale financial assets
Debt securities:
Government securities	25,143	93	—	25,236
Other public sector securities	27	—	—	27
Bank and building society certificates of deposit	323	43	—	366
Asset-backed securities:
Mortgage-backed securities	—	1,803	—	1,803
Other asset-backed securities	—	807	257	1,064
Corporate and other debt securities	41	5,192	12	5,245
	25,534	7,938	269	33,741
Equity shares	55	96	1,787	1,938
Treasury and other bills	972	755	—	1,727
Total available-for-sale financial assets	26,561	8,789	2,056	37,406
Derivative financial instruments	204	63,160	2,649	66,013
Total financial assets carried at fair value	128,609	106,674	7,646	242,929
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss (debt securities)	—	5,339	—	5,339
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	—	12,378	—	12,378
Short positions in securities	3,168	533	—	3,701
Other	—	3,537	—	3,537
	3,168	16,448	—	19,616
Total trading and other financial liabilities at fair value through profit or loss	3,168	21,787	—	24,955
Derivative financial instruments	35	57,436	741	58,212
Financial guarantees	—	—	49	49
Total financial liabilities carried at fair value	3,203	79,223	790	83,216

VALUATION METHODOLOGY

Asset-backed securities

Where there is no trading activity in asset-backed securities, valuation models, consensus pricing information from third party pricing services and broker or lead manager quotes are used to determine an appropriate valuation. Asset-backed securities are then classified as either level 2 or level 3 depending on whether there is more than one consistent independent source of data. If there is a single, uncorroborated market source for a significant valuation input or where there are materially inconsistent levels then the security is reported as level 3. Asset classes classified as level 3 mainly comprise certain collateralised loan obligations and collateralised debt obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL INSTRUMENTS continued

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

–

Credit derivatives which are valued using standard models with observable inputs, except for the items classified as level 3, which are valued using publicly available yield and credit default swap (CDS) curves.

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

The Group’s level 3 derivative assets include £1,421 million (2011: £1,172 million) in respect of the value of the embedded equity conversion feature of the Enhanced Capital Notes issued in December 2009. The embedded equity conversion feature is valued by comparing the market price of the Enhanced Capital Notes with the market price of similar bonds without the conversion feature. The latter is calculated by discounting the expected Enhanced Capital Note cash flows in the absence of a conversion using prevailing market yields for similar capital securities without the conversion feature. The market price of the Enhanced Capital Notes was calculated with reference to multiple broker quotes. Movements in the fair value of the derivative are recorded in net trading income.

Level 3 derivative assets also include £nil (2011: £14 million) in respect of credit default swaps written on level 3 negative basis asset-backed securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL INSTRUMENTS continued

MOVEMENTS IN LEVEL 3 PORTFOLIO

The table below analyses movements in the level 3 financial assets portfolio.

	Trading and other financial assets at fair value through profit or loss £m	Available- for-sale £m	Derivative assets £m	Total financial assets £m

At 1 January 2011	2,836	2,646	1,986	7,468
Exchange and other adjustments	(8)	(45)	(8)	(61)
Gains recognised in the income statement	139	78	672	889
Losses recognised in other comprehensive income	—	(148)	—	(148)
Purchases	518	343	—	861
Sales	(747)	(580)	—	(1,327)
Transfers into the level 3 portfolio	331	146	47	524
Transfers out of the level 3 portfolio	(128)	(384)	(48)	(560)

At 31 December 2011	2,941	2,056	2,649	7,646
Exchange and other adjustments	10	(60)	12	(38)
Gains (losses) recognised in the income statement	166	(356)	(335)	(525)
Losses recognised in other comprehensive income	—	(58)	—	(58)
Purchases	513	218	45	776
Sales	(570)	(1,358)	(13)	(1,941)
Transfers into the level 3 portfolio	337	138	—	475
Transfers out of the level 3 portfolio	(91)	(13)	—	(104)

At 31 December 2012	3,306	567	2,358	6,231

Gains (losses) recognised in the income statement relating to those assets held at 31 December 2012	85	(33)	(335)	(283)
Losses recognised in other comprehensive income relating to those assets held at 31 December 2012	—	(24)	—	(24)
Gains recognised in the income statement relating to those assets held at 31 December 2011	203	31	178	412
Losses recognised in other comprehensive income relating to those assets held at 31 December 2011	—	(132)	—	(132)

The table below analyses movements in the Level 3 financial liabilities portfolio.

	Derivative liabilities £m	Financial guarantees £m	Total financial liabilities £m

At 1 January 2011	203	54	257
Losses recognised in the income statement	585	5	590
Redemptions	—	(10)	(10)
Transfers into the level 3 portfolio	18	—	18
Transfers out of the level 3 portfolio	(65)	—	(65)

At 31 December 2011	741	49	790
Exchange and other adjustments	10	—	10
Gains recognised in the income statement	(227)	(3)	(230)
Additions	28	2	30
Redemptions	(25)	—	(25)
Transfers into the level 3 portfolio	16	—	16

At 31 December 2012	543	48	591

Gains recognised in the income statement relating to those liabilities held at 31 December 2012	223	3	226
Losses recognised in the income statement relating to those liabilities held at 31 December 2011	(93)	(5)	(98)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL INSTRUMENTS continued

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

Included within the gains (losses) recognised in the income statement are losses of £57 million (2011: gains of £314 million) related to financial instruments that are held in the level 3 portfolio at the year end. These amounts are included in other operating income.

Included within the gains (losses) recognised in other comprehensive income are losses of £24 million (2011: losses of £132 million) related to financial instruments that are held in the level 3 portfolio at the year end.

SENSITIVITY OF LEVEL 3 VALUATIONS

			At 31 December 2012			At 31 December 2011

				Effect of reasonably possible alternative assumptions			Effect of reasonably possible alternative assumptions

	Valuation basis/technique	Main assumptions	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Trading and other financial assets at fair value through profit or loss

Asset-backed securities	Lead manager or broker quote/ consensus pricing from market data provider	Use of single pricing source	—	—	—	203	1	(1)
Equity and venture capital investments	Various valuation techniques	Earnings, net asset value and earnings multiples, forecast cash flows	2,081	80	(59)	1,823	56	(59)
Unlisted equities and property partnerships in the life funds			1,225	—	—	915	—	—

			3,306			2,941

Available-for-sale financial assets

Asset-backed securities	Lead manager or broker quote/ consensus pricing from market data provider	Use of single pricing source	73	—	—	257	1	(1)
Equity and venture capital investments	Various valuation techniques	Earnings, net asset value, underlying asset values, property prices, forecast cash flows	494	36	(11)	1,799	183	(88)

			567			2,056

Derivative financial assets

	Industry standard model/consensus pricing from market data provider	Prepayment rates, probability of default, loss given default and yield curves. Equity conversion feature spread	2,358	134	(69)	2,649	134	(20)

Financial assets			6,231			7,646

Derivative financial liabilities

	Industry standard model/consensus pricing from market data provider	Prepayment rates, probability of default, loss given default and yield curves	543	—	—	741	—	—

Financial guarantees			48	—	—	49	—	—

Financial liabilities			591			790

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL INSTRUMENTS continued

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

(i) Uncollateralised derivative valuation adjustments, excluding monoline counterparties

The following table summarises the movement on this valuation adjustment account during 2012 and 2011:

	2012 £m	2011 £m

At 1 January	1,226	570
Income statement (credit) charge	(209)	718
Transfers	(120)	(62)

At 31 December	897	1,226

Represented by:

	2012 £m	2011 £m

Credit Valuation Adjustment	928	1,425
Debit Valuation Adjustment	(174)	(493)
Funding Valuation Adjustment	143	294

	897	1,226

Credit and Debit Valuation Adjustments (CVA and DVA) are applied to the Group’s over-the-counter derivative exposures with counterparties that are not subject to standard interbank collateral arrangements. These exposures largely relate to the provision of risk management solutions for corporate customers within the Commercial Banking division.

A CVA is taken where the Group has a positive future uncollateralised exposure (asset). A DVA is taken where the Group has a negative future uncollateralised exposure (liability). These adjustments reflect interest rates and expectations of counterparty creditworthiness and the Group’s own credit spread respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL INSTRUMENTS continued

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

The combination of a one notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £154 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (in total contributing £69 million of the overall CVA balance at 31 December 2012).

The DVA is sensitive to:

–	the current size of the mark-to-market position on the uncollateralised liability;

–	expectations of future market volatility of the underlying liability; and

–	the Group’s own CDS spread.

A one per cent rise in the CDS spread would lead to an increase in the DVA of £113 million to £287 million.

The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £345 million fall in the overall valuation adjustment to £409 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.

The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding certain uncollateralised derivative positions where the Group considers that this cost is included in market pricing. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by approximately £14 million.

(ii) Uncollateralised derivative valuation adjustments – monoline counterparties

The Group has no significant derivative exposures remaining against monoline counterparties.

(iii) Market liquidity

The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a timeframe that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.

At 31 December 2012, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £103 million (2011: £85 million).

(iv) Libor/Overnight Index Swap basis

The Group’s derivative trading business applies £74 million (31 December 2011: £74 million) of valuation adjustments against the changing market approach to valuing derivatives that are subject to daily collateral margin, where standard market practice is to pay interest on an Overnight Index Swap basis rather than a Libor rate.

No credit valuation adjustment is taken on collateralised swaps.

OWN CREDIT ADJUSTMENTS

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

At 31 December 2012, the own credit adjustment arising from the fair valuation of £5,700 million (2011: £5,339 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a loss of £437 million (2011: gain of £194 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL INSTRUMENTS continued

(4) TRANSFERS OF FINANCIAL ASSETS

A. TRANSFERRED FINANCIAL ASSETS THAT CONTINUE TO BE RECOGNISED IN FULL

The Group enters into repurchase and securities lending transactions in the normal course of business that do not result in derecognition of the financial assets concerned. In all cases, the transferee has the right to sell or repledge the assets concerned.

As set out in note 21, included within loans and receivables are loans securitised under the Group’s securitisation programmes. The Group retains all or a majority of the risks and rewards associated with these loans and they are retained on the Group’s balance sheet. Assets transferred into the Group’s securitisation programmes are not available to be used by the Group during the term of those arrangements.

The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group’s obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 36). Except as otherwise noted below, none of the liabilities shown in the table below have recourse only to the transferred assets.

	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
At 31 December 2012
Repurchase and securities lending transactions
Trading and other financial assets at fair value through profit or loss	10,612	620
Available-for-sale financial assets	8,967	4,693
Loans and receivables:
Loans and advances to customers	19,015	6,662
Debt securities classified as loans and receivables	498	346
Securitisation programmes
Loans and receivables:
Loans and advances to customers[1]	118,183	28,059	[2]

[1]

Includes US residential mortgage-based securities and associated liabilities whose carrying values were £185 million and £221 million respectively; the associated liabilities have recourse only to the securities transferred and, at 31 December 2012, the fair values of the securities and the associated liabilities were £244 million and £311 million respectively, a difference of £67 million.

[2]	Excludes securitisation notes held by the Group (£58,732 million).

B. TRANSFERRED FINANCIAL ASSETS DERECOGNISED IN THEIR ENTIRETY WITH ONGOING EXPOSURE

The following information by type of ongoing exposure relates to assets and liabilities arising from contractual rights or obligations retained or obtained in connection with financial assets that have been derecognised in their entirety.

	Carrying amount of ongoing exposure in balance sheet
	Loans and receivables £m	At fair value through profit or loss Designated upon initial recognition £m	Fair value of ongoing exposure £m	Maximum exposure to loss £m
At 31 December 2012
Debt securities	119	—	102	119	[1]
Fund investments	—	70	70	100	[2]
Total	119	70	172	219

[1]	Amount represents the carrying amount of the asset.

[2]	Amount represents the carrying amount of the asset plus undrawn commitments of £30 million.

Debt securities shown in the table above are notes held in non-controlled securitisation vehicles representing the Group’s ongoing involvement in financial assets transferred into those securitisation vehicles in prior years. The debt securities, which benefit from significant credit enhancement, are classified as available-for-sale financial assets and are managed on a similar basis to the Group’s other non-traded asset-backed securities.

Fund investments shown in the table above are equity and debt interests in an investment fund representing the Group’s ongoing involvement in financial assets transferred into the fund in a prior year. The fund investments were designated at fair value through profit or loss and are managed on a similar basis to the Group’s trading assets.

The Group has no obligation or option to repurchase any of the assets transferred.

AMOUNTS RECOGNISED IN THE INCOME STATEMENT IN 2012

In respect of debt securities shown above, an amount of £2 million was recognised during the year (£5 million cumulatively since derecognition) within net interest income.

In respect of fund investments shown above, an amount of £3 million was recognised during the year (£55 million cumulatively since derecognition) within net trading income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT

As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; liquidity risk; capital risk; and insurance risk. Information about the Group’s exposure to each of the above risks and capital can be found on pages 51 to 142. The following additional disclosures, which provide quantitative information about the risks within financial instruments held or issued by the Group, should be read in conjunction with that earlier information.

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

The Group establishes two types of hedge accounting relationships for interest rate risk: fair value hedges and cash flow hedges. The Group is exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt, and to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The majority of the Group’s hedge accounting relationships are fair value hedges where interest rate swaps are used to hedge the interest rate risk inherent in the fixed rate capital issuances.

At 31 December 2012 the aggregate notional principal of interest rate swaps designated as fair value hedges was £135,516 million (2011: £93,215 million) with a net fair value asset of £4,246 million (2011: asset of £5,484 million) (note 18). The gains on the hedging instruments were £572 million (2011: gains of £1,982 million). The losses on the hedged items attributable to the hedged risk were £560 million (2011: losses of £1,999 million).

In addition the Group has cash flow hedges which are primarily used to hedge the variability in the cost of funding within the wholesale business. Note 18 shows when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2012 was £86,190 million (2011: £152,314 million) with a net fair value asset of £215 million (2011: liability of £358 million) (note 18). In 2012, ineffectiveness recognised in the income statement that arises from cash flow hedges was a gain of £6 million (2011: loss of £13 million).

CURRENCY RISK

Foreign exchange exposures comprise those originating in treasury trading activities and structural foreign exchange exposures, which arise from investment in the Group’s overseas operations.

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London. Associated VaR and the closing, average, maximum and minimum are disclosed on page 113.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves.

The Group hedges part of the currency translation risk of the net investment in certain foreign operations using currency borrowings. At 31 December 2012 the aggregate principal of these currency borrowings was £2,489 million (2011: £2,245 million). In 2012, an ineffectiveness loss of £1 million before and after tax (2011: ineffectiveness gain of £23 million before tax and £17 million after tax) was recognised in the income statement arising from net investment hedges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

The Group’s main overseas operations are in the Americas, Asia, Australasia and Europe. Details of the Group’s structural foreign currency exposures, after net investment hedges, are as follows:

FUNCTIONAL CURRENCY OF GROUP OPERATIONS

	2012 £m	2011 £m
Euro:
Gross exposure	919	585
Net investment hedge	(842)	(848)
	77	(263)
US dollar:
Gross exposure	316	341
Net investment hedge	(542)	(122)
	(226)	219
Swiss franc:
Gross exposure	6	15
Net investment hedge	(9)	—
	(3)	15
Australian dollar:
Gross exposure	1,104	1,232
Net investment hedge	(1,077)	(1,226)
	27	6
Japanese yen:
Gross exposure	19	20
Net investment hedge	(19)	—
	—	20
Other non-sterling	106	170
Total structural foreign currency exposures, after net investment hedges	(19)	167

CREDIT RISK

The Group’s credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom, the European Union, Australia and the United States. Credit risk appetite is set at Board level and is described and reported through a suite of metrics devised from a combination of accounting and credit portfolio performance measures, which include the use of various credit risk rating systems as inputs and measure the credit risk of loans and advances to customers and banks at a counterparty level using three components: (i) the probability of default by the counterparty on its contractual obligations; (ii) the current exposures to the counterparty and their likely future development, from which the Group derives the exposure at default; and (iii) the likely loss ratio on the defaulted obligations, the loss given default. The Group uses a range of approaches to mitigate credit risk, including internal control policies, obtaining collateral, using master netting agreements and other credit risk transfers, such as asset sales and credit derivative based transactions.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

	2012 £m	2011 £m
Loans and receivables:
Loans and advances to banks, net[1]	29,417	32,606
Loans and advances to customers, net[1]	517,225	565,638
Debt securities, net[1]	5,273	12,470
Deposit amounts available for offset[2]	(5,728)	(4,174)
	546,187	606,540
Available-for-sale financial assets (excluding equity shares)	30,846	35,468
Held-to-maturity investments	—	8,098
Trading and other financial assets at fair value through profit or loss (excluding equity shares)[3]:
Loans and advances	14,551	11,121
Debt securities, treasury and other bills	53,130	52,652
	67,681	63,773
Derivative assets:
Derivative assets, before offsetting under master netting arrangements	56,550	66,013
Amounts available for offset under master netting arrangements[2]	(38,158)	(46,618)
	18,392	19,395
Assets arising from reinsurance contracts held	2,320	2,534
Financial guarantees	9,520	10,831
Irrevocable loan commitments and other credit-related contingencies[4]	55,629	57,329
Maximum credit risk exposure	730,575	803,968
Maximum credit risk exposure before offset items	774,461	854,760

[1]	Amounts shown net of related impairment allowances.

[2]

Deposit amounts available for offset and amounts available for offset under master netting arrangements do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

[3]

Includes assets within the Group’s unit-linked funds for which credit risk is borne by the policyholders and assets within the Group’s With-Profits funds for which credit risk is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back related contract liabilities.

[4]	See note 53 – Contingent liabilities and commitments for further information.

B. CREDIT QUALITY OF ASSETS

LOANS AND RECEIVABLES

The disclosures in the tables on pages F-117 and F-118 are produced under the management basis used for the Group’s segmental reporting. The Group believes that, for reporting periods immediately following a significant acquisition such as the acquisition of HBOS in 2009, this management basis, which includes the allowance for loan losses at the acquisition date on a gross basis, more fairly reflects the underlying provisioning status of the loans. The remaining acquisition-related fair value adjustments in respect of this lending are therefore identified separately in this table.

The analysis of lending between retail and wholesale has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within wholesale are exposures to corporate customers and other large institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

Loans and advances

						Loans and advances designated at fair value through profit or loss £m

	Loans and advances to banks £m	Loans and advances to customers
		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m
At 31 December 2012
Neither past due nor impaired	29,386	319,613	41,223	117,613	478,449	14,551
Past due but not impaired	31	12,880	922	1,527	15,329	—
Impaired – no provision required	—	741	1,530	1,504	3,775	—
– provision held	3	7,391	2,124	33,003	42,518	—
Gross	29,420	340,625	45,799	153,647	540,071	14,551
Allowance for impairment losses	(3)	(2,845)	(1,326)	(17,601)	(21,772)	—
Fair value adjustments	—				(1,074)	—
Net balance sheet carrying value	29,417				517,225	14,551
At 31 December 2011
Neither past due nor impaired	32,494	330,727	41,448	146,655	518,830	11,121
Past due but not impaired	15	12,742	1,093	2,509	16,344	—
Impaired – no provision required	6	1,364	1,604	3,544	6,512	—
– provision held	105	6,701	2,940	44,116	53,757	—
Gross	32,620	351,534	47,085	196,824	595,443	11,121
Allowance for impairment losses	(14)	(2,731)	(1,848)	(23,139)	(27,718)	—
Fair value adjustments	—				(2,087)	—
Net balance sheet carrying value	32,606				565,638	11,121

The criteria that the Group uses to determine that there is objective evidence of an impairment loss are disclosed in note 2(H). All impaired loans which exceed certain thresholds, principally within the Group’s Commercial Banking division, are individually assessed for impairment by reviewing expected future cash flows including those that could arise from the realisation of security. Included in loans and receivables are advances which are individually determined to be impaired with a gross amount before impairment allowances of £34,533 million (31 December 2011: £48,142 million).

The table below sets out the reconciliation of the allowance for impairment losses of £15,250 million (2011: £18,732 million) shown in note 24 to the allowance for impairment losses on a management basis of £21,772 million (2011: £27,718 million) shown above:

	2012	2011
	£m	£m
Allowance for impairment losses on loans and advances to customers	15,250	18,732
HBOS allowance at 16 January 2009[1]	11,147	11,147
HBOS charge covered by fair value adjustments[2]	11,306	10,474
Amounts subsequently written off	(16,383)	(13,083)
	6,070	8,538
Foreign exchange and other movements	452	448
Allowance for impairment losses on loans and advances to customers on a management basis	21,772	27,718

[1]	Comprises an allowance held at 31 December 2008 of £10,693 million and a charge for the period from 1 January 2009 to 16 January 2009 of £454 million.

[2]

This represents the element of the charge on loans and advances to customers in HBOS’s results that was included within the Group’s fair value adjustments in respect of the acquisition of HBOS on 16 January 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

LOANS AND ADVANCES WHICH ARE NEITHER PAST DUE NOR IMPAIRED

	Loans and advances to banks £m					Loans and advances designated at fair value through profit or loss £m

		Loans and advances to customers
		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

At 31 December 2012
Good quality	28,833	313,372	30,924	60,510		14,514
Satisfactory quality	174	4,532	8,579	33,477		28
Lower quality	10	552	862	18,153		6
Below standard, but not impaired	369	1,157	858	5,473		3
Total loans and advances which are neither past due nor impaired	29,386	319,613	41,223	117,613	478,449	14,551
At 31 December 2011
Good quality	32,141	323,060	29,123	71,907		11,065
Satisfactory quality	171	5,432	9,747	42,311		45
Lower quality	9	970	1,127	24,676		11
Below standard, but not impaired	173	1,265	1,451	7,761		—
Total loans and advances which are neither past due nor impaired	32,494	330,727	41,448	146,655	518,830	11,121

The definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and wholesale are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Wholesale lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models. Further information about the Group’s internal probabilities of default rating models can be found on page 64.

LOANS AND ADVANCES WHICH ARE PAST DUE BUT NOT IMPAIRED

	Loans and advances to banks £m					Loans and advances designated at fair value through profit or loss £m

		Loans and advances to customers
		Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m

At 31 December 2012
0-30 days	—	5,996	744	860	7,600	—
30-60 days	3	2,667	138	131	2,936	—
60-90 days	2	1,750	29	328	2,107	—
90-180 days	6	2,467	5	56	2,528	—
Over 180 days	20	—	6	152	158	—
Total loans and advances which are past due but not impaired	31	12,880	922	1,527	15,329	—
At 31 December 2011
0-30 days	1	5,989	868	1,163	8,020	—
30-60 days	9	2,618	195	481	3,294	—
60-90 days	4	1,833	25	260	2,118	—
90-180 days	—	2,302	4	159	2,465	—
Over 180 days	1	—	1	446	447	—
Total loans and advances which are past due but not impaired	15	12,742	1,093	2,509	16,344	—

A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

DEBT SECURITIES CLASSIFIED AS LOANS AND RECEIVABLES

An analysis by credit rating of the Group’s debt securities classified as loans and receivables is provided below:

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2012
Asset-backed securities:
Mortgage-backed securities	637	1,109	877	745	368	191	3,927
Other asset-backed securities	541	57	199	107	245	1	1,150
	1,178	1,166	1,076	852	613	192	5,077
Corporate and other debt securities	150	—	—	—	—	252	402
Gross exposure	1,328	1,166	1,076	852	613	444	5,479
Allowance for impairment losses							(206)
Total debt securities classified as loans and receivables							5,273
At 31 December 2011
Asset-backed securities:
Mortgage-backed securities	2,008	2,326	1,423	1,024	369	29	7,179
Other asset-backed securities	3,585	430	374	237	403	1	5,030
	5,593	2,756	1,797	1,261	772	30	12,209
Corporate and other debt securities	150	—	67	—	—	320	537
Gross exposure	5,743	2,756	1,864	1,261	772	350	12,746
Allowance for impairment losses							(276)
Total debt securities classified as loans and receivables							12,470

AVAILABLE-FOR-SALE FINANCIAL ASSETS (EXCLUDING EQUITY SHARES)

An analysis of the Group’s available-for-sale financial assets is included in note 25. The credit quality of the Group’s available-for-sale financial assets (excluding equity shares) is set out below:

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2012
Debt securities:
Government securities	18,227	7,328	—	—	—	—	25,555
Other public sector securities	—	—	—	—	—	—	—
Bank and building society certificates of deposit	—	75	71	42	—	—	188
Asset-backed securities:
Mortgage-backed securities	976	212	50	120	166	—	1,524
Other asset-backed securities	336	241	116	—	67	—	760
	1,312	453	166	120	233	—	2,284
Corporate and other debt securities	293	281	567	600	85	22	1,848
Total debt securities	19,832	8,137	804	762	318	22	29,875
Treasury bills and other bills	866	—	16	89	—	—	971
Total held as available-for-sale financial assets	20,698	8,137	820	851	318	22	30,846
At 31 December 2011
Debt securities:
Government securities	19,051	6,179	—	—	—	6	25,236
Other public sector securities	—	—	—	—	—	27	27
Bank and building society certificates of deposit	81	177	71	37	—	—	366
Asset-backed securities:
Mortgage-backed securities	626	491	398	185	103	—	1,803
Other asset-backed securities	399	299	224	34	90	18	1,064
	1,025	790	622	219	193	18	2,867
Corporate and other debt securities	1,609	856	2,351	341	—	88	5,245
Total debt securities	21,766	8,002	3,044	597	193	139	33,741
Treasury bills and other bills	1,717	—	10	—	—	—	1,727
Total held as available-for-sale financial assets	23,483	8,002	3,054	597	193	139	35,468

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

HELD-TO-MATURITY INVESTMENTS

The Group no longer holds any held-to-maturity investments. An analysis of the credit quality of the Group’s held-to-maturity investments at 31 December 2011 is provided below:

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
Government securities	6,319	1,779	—	—	—	—	8,098

DEBT SECURITIES, TREASURY AND OTHER BILLS HELD AT FAIR VALUE THROUGH PROFIT OR LOSS

An analysis of the Group’s trading and other financial assets at fair value through profit or loss is included in note 17. The credit quality of the Group’s debt securities, treasury and other bills held at fair value through profit or loss is set out below:

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2012
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	3,688	277	—	—	—	—	3,965
Bank and building society certificates of deposit	—	2,182	907	77	—	—	3,166
Asset-backed securities:
Mortgage-backed securities	42	10	78	—	—	—	130
Other asset-backed securities	2	14	4	1	—	—	21
	44	24	82	1	—	—	151
Corporate and other debt securities	385	148	330	278	30	1	1,172
Total debt securities held as trading assets	4,117	2,631	1,319	356	30	1	8,454
Treasury bills and other bills	370	4	—	—	—	—	374
Total held as trading assets	4,487	2,635	1,319	356	30	1	8,828
Other assets held at fair value through profit or loss:
Government securities	14,557	1,606	220	372	1	10	16,766
Other public sector securities	694	205	131	6	—	20	1,056
Bank and building society certificates of deposit	—	94	134	—	—	—	228
Asset-backed securities:
Mortgage-backed securities	219	95	264	122	—	8	708
Other asset-backed securities	263	383	732	359	16	49	1,802
	482	478	996	481	16	57	2,510
Corporate and other debt securities	3,107	2,731	7,305	6,633	2,115	1,795	23,686
Total debt securities held at fair value through profit or loss	18,840	5,114	8,786	7,492	2,132	1,882	44,246
Treasury bills and other bills	56	—	—	—	—	—	56
Total other assets held at fair value through profit or loss	18,896	5,114	8,786	7,492	2,132	1,882	44,302
Total held at fair value through profit or loss	23,383	7,749	10,105	7,848	2,162	1,883	53,130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2011
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	1,994	6	—	—	—	—	2,000
Bank and building society certificates of deposit	—	1,147	1,574	142	—	—	2,863
Asset-backed securities:
Mortgage-backed securities	63	34	1	—	1	—	99
Other asset-backed securities	19	151	52	—	—	—	222
	82	185	53	—	1	—	321
Corporate and other debt securities	304	141	312	489	151	179	1,576
Total debt securities held as trading assets	2,380	1,479	1,939	631	152	179	6,760
Treasury bills and other bills	224	75	—	—	—	—	299
Total held as trading assets	2,604	1,554	1,939	631	152	179	7,059
Other assets held at fair value through profit or loss:
Government securities	17,667	1,027	950	642	644	437	21,367
Other public sector securities	908	170	35	59	11	—	1,183
Bank and building society certificates of deposit	—	330	55	—	—	—	385
Asset-backed securities:
Mortgage-backed securities	194	45	255	116	—	2	612
Other asset-backed securities	320	198	794	383	53	16	1,764
	514	243	1,049	499	53	18	2,376
Corporate and other debt securities	3,415	2,111	6,197	5,195	1,199	2,165	20,282
Total other assets held at fair value through profit or loss	22,504	3,881	8,286	6,395	1,907	2,620	45,593
Total held at fair value through profit or loss	25,108	5,435	10,225	7,026	2,059	2,799	52,652

Credit risk in respect of trading and other financial assets at fair value through profit or loss held within the Group’s unit-linked funds is borne by the policyholders and credit risk in respect of with-profits funds is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back those contract liabilities.

DERIVATIVE ASSETS

An analysis of derivative assets is given in note 18. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Group’s maximum credit risk relating to derivative assets of £18,392 million (2011: £19,395 million), cash collateral of £5,429 million (2011: £5,269 million) was held and a further £1,387 million was due from OECD banks (2011: £7,875 million).

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2012
Trading and other	226	13,507	18,130	5,046	6,439	1,631	44,979
Hedging	—	6,038	4,596	111	824	2	11,571
Total derivative financial instruments	226	19,545	22,726	5,157	7,263	1,633	56,550
At 31 December 2011
Trading and other	313	25,268	14,474	6,612	3,588	2,908	53,163
Hedging	35	8,718	3,237	786	9	65	12,850
Total derivative financial instruments	348	33,986	17,711	7,398	3,597	2,973	66,013

ASSETS ARISING FROM REINSURANCE CONTRACTS HELD

Of the assets arising from reinsurance contracts held at 31 December 2012 of £2,320 million (2011: £2,534 million), £764 million (2011: £842 million) were due from insurers with a credit rating of AA or above.

FINANCIAL GUARANTEES AND IRREVOCABLE LOAN COMMITMENTS

Financial guarantees represent undertakings that the Group will meet a customer’s obligation to third parties if the customer fails to do so. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. The Group is theoretically exposed to loss in an amount equal to the total guarantees or unused commitments, however, the likely amount of loss is expected to be significantly less; most commitments to extend credit are contingent upon customers maintaining specific credit standards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

C. COLLATERAL HELD AS SECURITY FOR FINANCIAL ASSETS

A general description of collateral held as security in respect of financial instruments is provided on page 66. The Group holds collateral against loans and receivables and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for trading and other financial assets at fair value through profit or loss and for derivative assets is also shown below.

LOANS AND RECEIVABLES

The disclosures below are produced under the management basis used for the Group’s segmental reporting. The Group believes that, for reporting periods immediately following a significant acquisition, such as the acquisition of HBOS in 2009, this management basis, which includes the allowance for loan losses at the acquisition on a gross basis, more fairly reflects the underlying provisioning status of the loans.

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

There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £662 million (2011: £508 million), against which the Group held collateral with a fair value of £662 million (2011: £511 million), all of which the Group is able to repledge.

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

	Neither past due nor impaired £m	Past due but not impaired £m	Impaired £m	Gross £m

At 31 December 2012
Less than 70 per cent	131,277	3,283	1,470	136,030
70 per cent to 80 per cent	61,677	1,962	846	64,485
80 per cent to 90 per cent	52,651	2,314	1,114	56,079
90 per cent to 100 per cent	36,428	2,092	1,133	39,653
Greater than 100 per cent	37,580	3,229	3,569	44,378

Total	319,613	12,880	8,132	340,625

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

	Neither past due nor impaired £m	Past due but not impaired £m	Impaired £m	Gross £m

At 31 December 2011
Less than 70 per cent	137,224	3,203	1,420	141,847
70 per cent to 80 per cent	60,236	1,894	843	62,973
80 per cent to 90 per cent	53,113	2,250	1,103	56,466
90 per cent to 100 per cent	40,236	2,182	1,196	43,614
Greater than 100 per cent	39,918	3,213	3,503	46,634

Total	330,727	12,742	8,065	351,534

OTHER

No collateral is held in respect of retail credit cards or overdrafts, or unsecured personal loans. For non-mortgage retail lending to small businesses, collateral will often include second charges over residential property and the assignment of life cover.

The majority of non-mortgage retail lending is unsecured. At 31 December 2012, impaired non-mortgage lending amounted to £2,328 million, net of an impairment allowance of £1,326 million (2011: £2,696 million, net of an impairment allowance of £1,848 million). The fair value of the collateral held in respect of this lending was £48 million (2011: £43 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation and the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Unimpaired non-mortgage retail lending amounted to £42,145 million (2011: £42,541 million). Lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.

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

Wholesale lending

REVERSE REPURCHASE TRANSACTIONS

There were reverse repurchase agreements which are accounted for as collateralised loans with a carrying value of £5,087 million (2011: £16,835 million), against which the Group held collateral with a fair value of £4,916 million (2011: £16,936 million), all of which the Group is able to repledge. Included in these amounts are collateral balances in the form of cash provided in respect of reverse repurchase agreements amounting to £2 million (2011: £34 million). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

IMPAIRED SECURED LENDING

The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.

At 31 December 2012, impaired secured wholesale lending amounted to £17,257 million, net of an impairment allowance of £15,193 million (2011: £23,913 million, net of an impairment allowance of £20,675 million). The fair value of the collateral held in respect of impaired secured wholesale lending was £9,414 million (2011: £13,977 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured wholesale lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Impaired secured wholesale lending and associated collateral relates to lending to property companies and to customers in the financial, business and other services; transport, distribution and hotels; and construction industries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

UNIMPAIRED SECURED LENDING

Unimpaired secured wholesale lending amounted to £74,485 million (2011: £96,381 million). Wholesale lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination. The types of collateral taken and the frequency with which collateral is required at origination is dependent upon the size and structure of the borrower. For exposures to corporate customers and other large institutions, the Group will often require the collateral to include a first charge over land and buildings owned and occupied by the business, a mortgage debenture over the company’s undertaking and one or more of its assets, and keyman insurance. The Group maintains policies setting out acceptable collateral, maximum loan-to-value ratios and other criteria to be considered when reviewing a loan application. The decision as to whether or not collateral is required will be based upon the nature of the transaction and the credit worthiness of the customer. Other than for project finance, object finance and income producing real estate where charges over the subject assets are a basic requirement, the provision of collateral will not determine the outcome of a credit application. The fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay debt.

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

For unimpaired secured wholesale lending, the Group reports assets gross of collateral and therefore discloses the maximum loss exposure. The Group believes that this approach is appropriate as collateral values at origination and during a period of good performance may not be representative of the value of collateral if the obligor enters a distressed state.

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

TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (EXCLUDING EQUITY SHARES)

In respect of trading and other financial assets at fair value through profit or loss, the fair value of collateral accepted under reverse repurchase transactions which are accounted for as collateralised loans that the Group is permitted by contract or custom to sell or repledge was £19,629 million (2011: £15,765 million). Of this, £15,640 million was sold or repledged (2011: £3,740 million).

In addition, securities held as collateral in the form of stock borrowed amounted to £38,040 million (2011: £10,438 million). Of this amount, £36,549 million (2011: £5,308 million) had been resold or repledged as collateral for the Group’s own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

DERIVATIVE ASSETS, AFTER OFFSETTING OF AMOUNTS UNDER MASTER NETTING ARRANGEMENTS

The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £18,392 million (2011: £19,395 million), cash collateral of £5,429 million (2011: £5,269 million) was held.

IRREVOCABLE LOAN COMMITMENTS AND OTHER CREDIT-RELATED CONTINGENCIES

At 31 December 2012, the Group held irrevocable loan commitments and other credit-related contingencies of £55,629 million (2011: £57,329 million). Collateral is held as security, in the event that lending is drawn down, on £17,697 million (2011: £13,279 million) of these balances.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

D. COLLATERAL PLEDGED AS SECURITY

REPO AND STOCK LENDING TRANSACTIONS

The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.

The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowings, where the secured party is permitted by contract or custom to repledge was £48,077 million (2011: £39,679 million). In addition, the following financial assets on the balance sheet have been pledged as collateral as part of securities lending transactions:

ASSETS PLEDGED

	2012 £m	2011 £m

Trading and other financial assets at fair value through profit or loss	10,000	3,102
Loans and advances to customers	11,603	37,926
Debt securities classified as loans and receivables	154	398
Available-for-sale financial assets	4,251	1,618

	26,008	43,044

In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in notes 21 and 22.

E. COLLATERAL REPOSSESSED

	2012 £m	2011 £m

Residential property	936	968
Other	6	13

	942	981

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

F. TREATMENT OF CUSTOMERS EXPERIENCING FINANCIAL STRESS

The Group operates a number of schemes to assist borrowers who are experiencing financial stress. The material elements of these schemes are described in the Risk Management report on pages 66 to 68 and further details relating to those cases where the Group has granted a concession, whether temporarily or permanently, are set out below.

RETAIL CUSTOMERS

FORBEARANCE ACTIVITIES

The Group classifies the treatments offered to retail customers who have experienced financial difficulty into the following categories:

Reduced contractual monthly payment – Capital payment break

These allow customers who are currently on a capital and interest repayment basis to temporarily transfer their loan onto an interest only basis in order to reduce their contractual monthly payment and help them through their period of financial difficulty. During this period, the Group regularly reviews the customer’s situation and works with them to try to restore their position and return them to a full capital and interest repayment basis. Prior to allowing the transfer, the Group undertakes a full financial review to confirm the customer’s financial difficulty and ability to maintain the revised level of payment. The transfers are initially for six months and are limited to a maximum of two years during the lifetime of the mortgage.

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

Reduced contractual monthly payment – Payment assistance break

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

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

CUSTOMERS RECEIVING SUPPORT FROM UK GOVERNMENT SPONSORED PROGRAMMES

The Group participates in a number of UK Government sponsored programmes designed to support households, which are described on page 67. Where these schemes provide borrowers with a state benefit that is used to service the loan, there is no change in the reported status of the loan which is managed and reported in accordance with its original terms.

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

The Income Support for Mortgage Interest scheme remains the most successful of the Government backed schemes. It is the longest-running, is the most widely known and provides both the customer and the Group with an assurance as to the maintenance of at least two years’ worth of interest payments. The Group estimates that around £2.6 billion of its mortgage exposures are receiving this benefit. This includes those who are also receiving other treatments for financial difficulty.

The Group’s own UK retail secured schemes have also shown signs of success with 86 per cent of customers who have accepted capital payment breaks having maintained or improved their arrears position over the twelve months after transfer. The Group believes that its mortgage payment arrangements continue to be an effective way to manage short-term affordability issues.

TREATMENTS OFFERED TO IRISH RETAIL SECURED CUSTOMERS IN FINANCIAL DIFFICULTY

While the treatments offered to mortgage customers in financial difficulty in the UK and in Ireland are broadly similar, the current period of economic distress in Ireland and resultant regulatory Code of Conduct on Mortgage Arrears have resulted in an environment of ongoing assistance to customers, with greater flexibility within policy as to the duration and frequency of treatments. Care is taken to keep customers informed of their position and their circumstances are reviewed at least every six months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

FORBEARANCE GRANTED

The tables below set out the Group’s retail forborne loans at 31 December 2012.

Secured retail

At 31 December 2012, UK and Irish retail secured loans and advances subject to forbearance were 1.8 per cent (2011: 1.9 per cent) of total UK and Irish retail secured loans of £330,485 million (2011: £339,121 million). Further analysis of the forborne loan balances are set out below:

	Total loans and advances which are forborne		Total forborne loans and advances which are impaired		Impairment allowance as % of loans and advances which are forborne
At 31 December	2012 £m	2011 £m	2012 £m	2011 £m	2012%	2011%
Reduced contractual monthly payment	2,717	4,028	365	455	3.8	2.7
Financial distress[1,2]	1,340	729	403	192	11.3	9.8
Repair[1]	1,930	1,772	63	65	8.6	6.7
Total	5,987	6,529	831	712	7.0	4.6

[1]

Where the treatment involves a permanent change to the contractual basis of the customer’s account (i.e. capitalisation of arrears and term extensions), those commenced during the year and remaining as customers at the year-end are shown.

[2]	The financial distress balance include arrangements to pay where the customer is paying less than the contractual payment and had such arrangements at the year end.

Collective impairment assessment of retail secured loans subject to forbearance
Loans which are forborne are grouped with other assets with similar risk characteristics and assessed collectively for impairment as described below. The loans are not considered as impaired loans unless they meet the Group’s definition of an impaired asset.

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

Unsecured retail

At 31 December 2012, UK retail unsecured loans and advances subject to reduced contractual monthly payment, financial distress and repair treatment were 2.1 per cent (2011: 3.2 per cent) of total UK retail unsecured loans and advances of £22,698 million (2011: £24,764 million). Further analysis of the forborne loan balances are set out below:

	Total loans and advances which are forborne		Total forborne loans and advances which are impaired		Impairment allowance as % of loans and advances which are forborne
At 31 December	2012 £m	2011 £m	2012 £m	2011 £m	2012%	2011%
Reduced contractual monthly payment	257	450	239	431	50.1	53.9
Financial distress[1,2]	90	183	84	108	57.9	50.3
Repair[1]	125	155	33	39	4.2	4.8
Total	472	788	356	578	39.4	43.4

[1]

Where the treatment involves a permanent change to the contractual basis of the customer’s account (i.e. capitalisation of arrears and term extensions), those commenced during the year and remaining as customers at the year-end are shown.

[2]	The financial distress balance include arrangements to pay where the customer is paying less than the contractual payment and had such arrangements at the year end.

Collective impairment assessment of UK retail unsecured loans and advances subject to forbearance
Credit risk provisioning for the UK retail unsecured portfolio is undertaken on a purely collective basis. The approach used is based on segmented cash flow models, divided into two primary streams for loans judged to be impaired and those that are not. Accounts subject to repayment plans and collections refinance loans are among those considered to be impaired.

For exposures that are judged to be impaired, provisions are determined through modelling the expected cure rates, write-off propensity and cash flows with segments explicitly relating to repayment plans and refinance loans treatments. Payments of less than the monthly contractual amount are reflected in reduced cash flow forecasts when calculating the impairment allowance for these accounts.

The outputs of the models are monitored and challenged on an ongoing basis. The models are run monthly meaning that current market conditions and customer processes are reflected in the output. Where the risks identified are not captured in the underlying models, appropriate additional provisions are made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

Asset Finance UK

Asset Finance operates a number of retail portfolios. At 31 December 2012, Asset Finance retail loans and advances subject to forbearance were 9.6 per cent of total Asset Finance retail loans and advances of £4,644 million. Further analysis of the forborne loan balances is set out below:

	Total loans and advances which are forborne £m	Total forborne loans and advances which are impaired £m	Impairment allowance as a % of loans and advances which are forborne %
At 31 December 2012
Reduced contractual monthly payment	328	301	58.0
Financial distress	112	102	24.8
Repair	7	2	1.6
Total	447	405	48.8

COMMERCIAL CUSTOMERS

FORBEARANCE ACTIVITIES

It is Group policy that where forbearance has been granted for a commercial customer it must be managed either within the Group’s good book watchlist classifications or within a Business Support Unit. Whilst the Group treats all impaired assets as having been granted some form of forbearance in the past, granting forbearance does not necessarily mean that it is expected that future cash flows will fall, or that the asset is impaired. Depending on circumstances and within robust parameters and controls, the Group believes forbearance can help support the customer in the medium term.

Multiple types of forbearance concessions may occur and each case is treated depending on its own specific circumstances, as the Group’s strategy and offer of forbearance is largely dependent on the individual situation. Early identification, control and monitoring are key in order to support the customer and protect the Group.

Following a forbearance event, should the customer show a sustained period of stabilisation on their new terms and conditions or where the forbearance has reversed or cured, it would be expected that the customer would likely be returned to the mainstream good classification, at which point they may no longer be considered forborne. Such a decision can be made only by the independent Risk Division.

The Group notes that forbearance alone is not necessarily an indicator of impairment but is a trigger point for it to review the customer’s credit profile.

The Group’s forbearance actions for its commercial customers experiencing financial difficulties fall into the following categories:

Amendments – Covenant resets and breach of covenant waivers

These amend a clause in a loan agreement (or similar document) or waive a breach of an existing clause. The identification of a covenant breach will usually occur through the processing of audited or management accounts; contact from the customer during preparation of their compliance certificate; the receipt of customer information from which covenant compliance is calculated; or the receipt of a compliance certificate from a customer or agent.

A customer is not automatically classed as being in financial distress as a result of a covenant breach, but an actual or projected breach will prompt a review of the customer’s circumstances and their facilities.

Extensions – Extension of facilities outside of agreed terms

These allow customers to formally extend their facility term in order to reduce their contractual repayments or to improve their liquidity position.

Extensions – Capital repayment holidays

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

Prior to allowing the capital repayment holiday, the Group undertakes a full financial review to confirm the customer’s financial difficulty and ability to maintain the revised level of repayment. The aim of this activity is to manage customers through their temporary financial distress, and accordingly, on expiry of the break, the Group will look to transfer the customer back onto capital and interest repayment terms, with the outstanding balance recovered across the remaining term of the original loan.

Forgiveness – Debt for equity swaps

This type of forbearance involves the Group writing off debt, either partially or in whole, in exchange for equity in the company, usually in the form of ordinary shares, warrants, options or other equity instruments. The primary goals of debt for equity swaps are to reduce the debt service (capital and interest) burden on the borrower, to encourage early repayment of outstanding loans to the Group, to protect the value of the residual debt provided, and to benefit from any future growth in value of the borrower. Debt for equity swaps are typically used as a last resort. This type of forbearance will always give rise to an impairment.

Forgiveness – Partial debt write off

An agreement to write off part of a contractual financial obligation in order to facilitate survival of a corporate entity on a going concern basis. Partial debt write-offs are typically used as a last resort. This type of forbearance will always give rise to an impairment.

FORBEARANCE GRANTED

The tables below set out the Group’s forborne loans and advances to commercial customers at 31 December 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

Commercial Banking

At 31 December 2012, Commercial Banking loans and advances to customers subject to forbearance were 22.8 per cent of total Commercial Banking loans of £144,770 million. Forborne loans managed in the good book were 1.6 per cent of total loans and advances. Further analysis of the forborne loan balances is set out below:

	Total loans and advances which are forborne £m	Total forborne loans and advances which are impaired £m	Impairment allowance as a % of loans and advances which are forborne %
At 31 December 2012
Impaired	23,965	23,965	41.7
Unimpaired – Business Support Unit	6,734	—	—
Unimpaired – Good Book	2,293	—	—
Total forborne	32,992	23,965	30.3

Whilst the material portfolios have been reviewed for forbearance, some portfolios within Commercial Banking have not been reviewed on the basis that the level is relatively immaterial or because the concept of forbearance is not relevant.

All impaired assets are considered forborne. In Business Support, £6,734 million of its unimpaired assets are also considered forborne as a result of proactive management of cases to help customers in financial difficulties. Risk is re-assessed on a regular basis and impairments marked as necessary.

Ireland wholesale

At 31 December 2012, all loans and advances in Ireland wholesale (whether impaired or unimpaired) are treated as forborne and all assets are managed in a Business Support Unit. Further analysis of these forborne loans are set out below:

	Total loans and advances which are forborne £m	Total forborne loans and advances which are impaired £m	Impairment allowance as a % of loans and advances which are forborne %
At 31 December 2012
Impaired	10,967	10,967	68.0
Unimpaired – Business Support Unit	1,908	—	—
Unimpaired – Good Book	—	—	—
Total	12,875	10,967	58.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

G. CREDIT MARKET EXPOSURES

The Group’s credit market exposures primarily relate to asset-backed securities exposures held in the Commercial Banking division and at the Group’s centre. An analysis of the carrying value of these exposures, which are classified as loans and receivables (note 23), available-for-sale financial assets (note 25) or trading and other financial assets at fair value through profit or loss (note 17) depending on the nature of the investment, is set out below.

	Loans and receivables £m	Available-for-sale £m	Trading £m	Net exposure at 31 December 2012 £m	Net exposure at 31 December 2011 £m
Mortgage-backed securities:
US residential	3,312	—	—	3,312	4,063
Non-US residential	286	1,411	130	1,827	3,125
Commercial	253	113	—	366	1,788
	3,851	1,524	130	5,505	8,976
Collateralised debt obligations:
Collateralised loan obligations	272	23	—	295	1,162
Other	—	—	—	—	264
	272	23	—	295	1,426
Federal family education loan programme student loans	119	135	—	254	3,526
Personal sector	368	11	—	379	511
Other asset-backed securities	392	591	21	1,004	656
Total uncovered asset-backed securities	5,002	2,284	151	7,437	15,095
Negative basis[1]	—	—	—	—	186
Total	5,002	2,284	151	7,437	15,281

Direct	3,674	1,745	151	5,570	10,705
Conduits (note 22)	1,328	539	—	1,867	4,576
Total	5,002	2,284	151	7,437	15,281

[1]	Negative basis means bonds held with separate matching credit default swap protection.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

An analysis of these asset-backed securities by credit rating is provided below.

	Net Exposure £m	AAA £m	AA £m	A £m	BBB £m	BB £m	B £m	Below B £m
Mortgage-backed securities:
US residential mortgage-backed securities:
Prime	645	124	207	129	123	39	16	7
Alt-A	2,667	513	856	533	508	162	65	30
Sub-prime	—	—	—	—	—	—	—	—
	3,312	637	1,063	662	631	201	81	37
Non-US residential mortgage-backed securities	1,827	981	286	102	196	262	—	—
Commercial mortgage-backed securities	366	23	—	241	87	15	—	—
	5,505	1,641	1,349	1,005	914	478	81	37
Collateralised loan obligations	295	56	80	114	—	16	29	—
Federal family education loan programme
student loans	254	151	84	19	—	—	—	—
Personal sector	379	369	8	—	—	1	1	—
Other asset-backed securities	1,004	375	70	191	107	148	113	—
Total at 31 December 2012	7,437	2,592	1,591	1,329	1,021	643	224	37
Total at 31 December 2011	15,281	6,974	3,643	2,320	1,529	770	16	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

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

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining contractual period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category. Certain balances, included in the table below on the basis of their residual maturity, are repayable on demand upon payment of a penalty.

MATURITIES OF ASSETS AND LIABILITIES

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2012
Assets
Cash and balances at central banks	80,035	259	4	—	—	80,298
Trading and other financial assets at fair value through profit or loss	7,949	9,813	5,479	7,116	123,633	153,990
Derivative financial instruments	2,450	938	2,744	17,743	32,675	56,550
Loans and advances to banks	14,827	6,513	3,674	3,728	675	29,417
Loans and advances to customers	44,781	8,718	31,052	91,821	340,853	517,225
Debt securities held as loans and receivables	153	—	22	439	4,659	5,273
Available-for-sale financial assets	565	130	764	4,409	25,506	31,374
Other assets	5,394	463	2,057	519	41,992	50,425
Total assets	156,154	26,834	45,796	125,775	569,993	924,552
Liabilities
Deposits from banks	14,131	3,212	11,296	8,435	1,331	38,405
Customer deposits	322,788	14,159	37,857	50,589	1,519	426,912
Derivative financial instruments, trading and other financial liabilities at fair value through profit or loss	12,818	5,556	12,843	20,164	33,256	84,637
Debt securities in issue	13,912	10,505	12,167	46,374	34,411	117,369
Liabilities arising from insurance and investment contracts	27,230	1,469	5,270	20,676	82,947	137,592
Other liabilities	10,171	298	1,571	1,363	27,458	40,861
Subordinated liabilities	402	1,541	294	8,298	23,557	34,092
Total liabilities	401,452	36,740	81,298	155,899	204,479	879,868
At 31 December 2011
Assets
Cash and balances at central banks	60,420	296	6	—	—	60,722
Trading and other financial assets at fair value through profit or loss	10,508	6,791	2,919	7,968	111,324	139,510
Derivative financial instruments	2,327	1,719	3,699	20,498	37,770	66,013
Loans and advances to banks	22,976	3,261	2,241	3,671	457	32,606
Loans and advances to customers	68,983	10,146	31,056	105,808	349,645	565,638
Debt securities held as loans and receivables	98	—	8	689	11,675	12,470
Available-for-sale financial assets	1,389	1,247	712	6,348	27,710	37,406
Held-to-maturity investments	—	—	—	340	7,758	8,098
Other assets	5,273	532	841	448	40,989	48,083
Total assets	171,974	23,992	41,482	145,770	587,328	970,546
Liabilities
Deposits from banks	19,284	3,680	4,459	11,315	1,072	39,810
Customer deposits	324,702	15,995	33,518	38,067	1,624	413,906
Derivative financial instruments, trading and other financial liabilities at fair value through profit or loss	10,612	4,838	6,729	21,407	39,581	83,167
Debt securities in issue	31,285	22,158	29,137	55,350	47,129	185,059
Liabilities arising from insurance and investment contracts	11,723	1,786	5,568	19,971	89,879	128,927
Other liabilities	14,951	407	963	3,406	18,267	37,994
Subordinated liabilities	157	149	1,006	7,581	26,196	35,089
Total liabilities	412,714	49,013	81,380	157,097	223,748	923,952

The above tables are provided on a contractual basis. The Group’s assets and liabilities may be repaid or otherwise mature earlier or later than implied by their contractual terms and readers are, therefore, advised to use caution when using this data to evaluate the Group’s liquidity position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

In particular, amounts in respect of customer deposits are often contractually payable on demand or at short notice. However, in practice, these deposits are not usually withdrawn on their contractual maturity.

The table below analyses financial instrument liabilities of the Group, excluding those arising from insurance and participating investment contracts, on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to	1-3	3-12	1-5	Over 5
	1 month	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2012
Deposits from banks	13,858	3,556	11,187	8,566	1,382	38,549
Customer deposits	323,925	14,928	39,298	51,043	1,579	430,773
Trading and other financial liabilities at fair value through profit or loss	11,622	4,720	10,454	6,931	3,764	37,491
Debt securities in issue	14,186	10,890	16,223	63,851	27,451	132,601
Liabilities arising from non-participating investment contracts	27,205	—	—	—	27,167	54,372
Subordinated liabilities	61	1,768	1,705	15,903	30,032	49,469
Total non-derivative financial liabilities	390,857	35,862	78,867	146,294	91,375	743,255
Derivative financial liabilities:
Gross settled derivatives – outflows	2,331	3,243	7,097	51,424	33,678	97,773
Gross settled derivatives – inflows	(2,026)	(2,790)	(6,853)	(50,384)	(32,145)	(94,198)
Gross settled derivatives – net flows	305	453	244	1,040	1,533	3,575
Net settled derivatives liabilities	39,146	212	1,052	3,132	1,233	44,775
Total derivative financial liabilities	39,451	665	1,296	4,172	2,766	48,350
At 31 December 2011
Deposits from banks	19,504	4,368	5,517	10,469	1,292	41,150
Customer deposits	322,752	16,253	33,558	41,398	1,816	415,777
Trading and other financial liabilities at fair value through profit or loss	10,284	2,336	3,516	6,491	3,602	26,229
Debt securities in issue	34,801	27,173	26,040	74,735	32,855	195,604
Liabilities arising from non-participating investment contracts	27,429	—	—	—	22,207	49,636
Subordinated liabilities	284	392	3,538	17,296	33,604	55,114
Total non-derivative financial liabilities	415,054	50,522	72,169	150,389	95,376	783,510
Derivative financial liabilities:
Gross settled derivatives – outflows	3,723	5,842	9,153	38,360	25,495	82,573
Gross settled derivatives – inflows	(2,435)	(3,840)	(8,281)	(37,414)	(22,574)	(74,544)
Gross settled derivatives – net flows	1,288	2,002	872	946	2,921	8,029
Net settled derivatives liabilities	50,577	539	1,071	2,684	863	55,734
Total derivative financial liabilities	51,865	2,451	1,943	3,630	3,784	63,763

The Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The majority of the Group’s financial guarantee contracts are callable on demand, were the guaranteed party to fail to meet its obligations. It is, however, expected that most guarantees will expire unused. The contractual nominal amounts of these guarantees totalled £9,520 million at 31 December 2012 (2011: £10,831 million) with £4,865 million expiring within one year; £1,302 million between one and three years; £1,729 million between three and five years; and £1,624 million over five years (2011: £4,989 million expiring within one year; £2,008 million between one and three years; £2,198 million between three and five years; and £1,636 million over five years).

The majority of the Group’s non-participating investment contract liabilities are unit-linked. These unit-linked products are invested in accordance with unit fund mandates. Clauses are included in policyholder contracts to permit the deferral of sales, where necessary, so that linked assets can be realised without being a forced seller.

The principal amount for undated subordinated liabilities with no redemption option is included within the over five years column; interest of approximately £79 million (2011: £187 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond five years.

Further information on the Group’s liquidity exposures is provided on pages 119 to 128.

Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to	1-3	3-12	1-5	Over 5
	1 month	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2012	989	1,451	5,198	20,426	54,889	82,953
At 31 December 2011	748	1,724	5,257	18,132	53,130	78,991

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: FINANCIAL RISK MANAGEMENT continued

For insurance and participating investment contracts which are neither unit-linked nor in the Group’s with-profit funds, in particular annuity liabilities, the aim is to invest in assets such that the cash flows on investments match those on the projected future liabilities.

The following tables set out the amounts and residual maturities of the Group’s off balance sheet contingent liabilities and commitments.

	Within	1-3	3-5	Over 5
	1 year	years	years	years	Total
	£m	£m	£m	£m	£m
At 31 December 2012
Acceptances and endorsements	73	—	33	1	107
Other contingent liabilities	1,236	662	144	747	2,789
Total contingent liabilities	1,309	662	177	748	2,896
Lending commitments	65,739	14,493	17,486	3,676	101,394
Other commitments	557	—	—	—	557
Total commitments	66,296	14,493	17,486	3,676	101,951
Total contingents and commitments	67,605	15,155	17,663	4,424	104,847

	Within	1-3	3-5	Over 5
	1 year	years	years	years	Total
	£m	£m	£m	£m	£m
At 31 December 2011
Acceptances and endorsements	81	—	—	—	81
Other contingent liabilities	1,514	1,092	426	757	3,789
Total contingent liabilities	1,595	1,092	426	757	3,870
Lending commitments	71,216	13,999	17,380	2,287	104,882
Other commitments	701	—	—	—	701
Total commitments	71,917	13,999	17,380	2,287	105,583
Total contingents and commitments	73,512	15,091	17,806	3,044	109,453

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: CONSOLIDATED CASH FLOW STATEMENT

(A) CHANGE IN OPERATING ASSETS

	2012 £m	2011 £m	2010 £m
Change in loans and receivables	53,842	39,361	40,101
Change in derivative financial instruments, trading and other financial assets
at fair value through profit or loss	(2,003)	5,867	(7,378)
Change in other operating assets	(3,506)	(1,131)	(863)
Change in operating assets	48,333	44,097	31,860

(B) CHANGE IN OPERATING LIABILITIES

	2012 £m	2011 £m	2010 £m
Change in deposits from banks	(1,325)	(10,480)	(32,162)
Change in customer deposits	13,392	20,283	(13,249)
Change in debt securities in issue	(66,947)	(43,893)	(5,655)
Change in derivative financial instruments, trading and other liabilities
at fair value through profit or loss	1,521	14,249	160
Change in investment contract liabilities	7,421	793	8,161
Change in other operating liabilities	(743)	(139)	(2,938)
Change in operating liabilities	(46,681)	(19,187)	(45,683)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: CONSOLIDATED CASH FLOW STATEMENT continued

(C) NON-CASH AND OTHER ITEMS

	2012 £m	2011 £m	2010 £m
Depreciation and amortisation	2,126	2,175	2,432
Impairment of tangible fixed assets	—	65	202
Revaluation of investment properties	264	107	(434)
Allowance for loan losses	5,121	8,069	10,771
Write-off of allowance for loan losses	(7,922)	(7,405)	(6,909)
Impairment of available-for-sale financial assets	37	80	106
Change in insurance contract liabilities	3,929	(2,081)	4,021
Customer goodwill payments provision	—	—	500
Payment protection insurance provision	3,575	3,200	—
German insurance business litigation provision	150	175	—
Other provision movements	379	(294)	49
Net charge (credit) in respect of defined benefit schemes	68	199	(455)
Impact of consolidation and deconsolidation of OEICs[1]	(829)	(6,094)	(878)
Unwind of discount on impairment allowances	(374)	(226)	(403)
Foreign exchange impact on balance sheet[2]	(219)	302	(1,159)
Liability management gains within other income[3]	(59)	(599)	(423)
Interest expense on subordinated liabilities	2,783	2,155	3,619
Loss on disposal of businesses	7	21	314
Other non-cash items	(3,032)	1,186	472
Total non-cash items	6,004	1,035	11,825
Contributions to defined benefit schemes	(675)	(838)	(653)
Payments in respect of customer goodwill payments provision	—	(497)	—
Payments in respect of payment protection insurance provision	(3,299)	(1,045)	—
Other	15	6	1
Total other items	(3,959)	(2,374)	(652)
Non-cash and other items	2,045	(1,339)	11,173

[1]

These OEICs (Open-ended investment companies) are mutual funds which are consolidated if the Group manages the funds and also has a majority beneficial interest. The population of OEICs to be consolidated varies at each reporting date as external investors acquire and divest holdings in the various funds. The consolidation of these funds is effected by the inclusion of the fund investments and a matching liability to the unitholders; and changes in funds consolidated represent a non-cash movement on the balance sheet.

[2]	When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.

[3]	A number of capital transactions entered into by the Group in 2010, 2011 and 2012 involved the exchange of existing securities for new issues and as a result there was no related cash flow.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: CONSOLIDATED CASH FLOW STATEMENT continued

(D) ANALYSIS OF CASH AND CASH EQUIVALENTS AS SHOWN IN THE BALANCE SHEET

	2012 £m	2011 £m	2010 £m
Cash and balances at central banks	80,298	60,722	38,115
Less: mandatory reserve deposits[1]	(580)	(1,070)	(1,089)
	79,718	59,652	37,026
Loans and advances to banks	29,417	32,606	30,272
Less: amounts with a maturity of three months or more	(8,077)	(6,369)	(4,998)
	21,340	26,237	25,274
Total cash and cash equivalents	101,058	85,889	62,300

[1]	Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents at 31 December 2012 is £17,889 million (2011: £21,601 million; 2010: £14,694 million) held within the Group’s life funds, which is not immediately available for use in the business.

(E) ACQUISITION OF GROUP UNDERTAKINGS AND BUSINESSES

	2012 £m	2011 £m	2010 £m
Net cash outflow arising from acquisitions of and additional investment in joint ventures in the year	(11)	(10)	(65)
Payments to former members of Scottish Widows Fund and Life Assurance Society acquired during 2000	—	(3)	(8)
Net cash outflow	(11)	(13)	(73)

(F) DISPOSAL AND CLOSURE OF GROUP UNDERTAKINGS AND BUSINESSES

	2012 £m	2011 £m	2010 £m
Loans and advances to customers	15	—	—
Other net assets and liabilities	29	319	742
	44	319	742
Loss on sale of businesses	(7)	(21)	(314)
Net cash inflow from disposals	37	298	428

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: FUTURE ACCOUNTING DEVELOPMENTS

The following pronouncements may have a significant effect on the Group’s financial statements but are not applicable for the year ending 31 December 2012 and have not been applied in preparing these financial statements. Save as disclosed, the full impact of these accounting changes is being assessed by the Group.

Pronouncement	Nature of change	IASB effective date

Amendments to IAS 1 Presentation of Financial Statements –‘Presentation of Items of Other Comprehensive Income’	Requires entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassified to profit or loss subsequently.	Annual periods beginning on or after 1 July 2012.

Amendments to IFRS 7 Financial Instruments: Disclosures – ‘Disclosures-Offsetting Financial Assets and Financial Liabilities’	Requires an entity to disclose information to enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on the entity’s balance sheet.	Annual and interim periods beginning on or after 1 January 2013.

IFRS 10 Consolidated Financial Statements

Supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and establishes the principles for when the Group controls another entity and therefore is required to consolidate the other entity in the Group’s financial statements. The implementation of IFRS 10 will result in the Group consolidating certain entities that were previously not consolidated, and deconsolidating certain entities which were previously consolidated. The effect of applying IFRS 10 in 2012 would have been to recognise an increase in total assets and total liabilities at 31 December 2012 of approximately £8.3 billion resulting in no change to shareholders’ equity. There would have been no impact on the result for the year to 31 December 2012.

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

Annual and interim periods beginning on or after 1 January 2013.

Amendments to IAS 19 Employee Benefits

Prescribes the accounting and disclosure by employers for employee benefits. The main change is that actuarial gains and losses (remeasurements) in respect of defined benefit pension schemes are no longer permitted to be deferred using the corridor approach and must be recognised immediately in other comprehensive income. In addition, revised IAS 19 also replaces interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). Had the Group adopted these changes in 2012, the loss for the year to 31 December 2012 would have been approximately £40 million higher and other comprehensive income net of tax some £1.6 billion lower. At 31 December 2012, unrecognised actuarial losses of some £2.7 billion and deferred tax assets of £0.6 billion would have been recognised and shareholders’ equity would have been £2.1 billion lower.

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

IFRS 9 Financial Instruments[1]

Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement relating to the classification, measurement and derecognition of financial assets and liabilities. IFRS 9 requires financial assets to be classified into two measurement categories, fair value and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments and eliminates the available-for-sale financial asset and held-to-maturity investment categories in IAS 39. The requirements for derecognition are broadly unchanged from IAS 39. The standard also retains most of the IAS 39 requirements for financial liabilities except for those designed at fair value through profit or loss where that part of the fair value change attributable to an entity’s own credit risk is record in other comprehensive income.

Annual periods beginning on or after 1 January 2015.

[1]

IFRS 9 is the initial stage of the project to replace IAS 39. Future stages are expected to result in amendments to IFRS 9 to deal with changes to the impairment of financial assets measured at amortised cost and hedge accounting, as well as a reconsideration of classification and measurement. Until all stages of the replacement project are complete, it is not possible to determine the overall impact on the financial statements of the replacement of IAS 39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: POST BALANCE SHEET EVENTS

On 12 March 2013 the Group confirmed that 101,703,070 shares ordinary shares in its subsidiary St James’s Place plc (representing approximately 20 per cent of that company’s existing issued ordinary share capital) had been placed at a price of £5.10 per share; the gross proceeds of this placing being approximately £520 million. Following this transaction the Group now holds approximately 37 per cent of the St James’s Place plc’s issued share capital

As a result of the placing, the Group will recognise a gain on sale of approximately £400 million, including the effect of holding the Group’s residual stake at fair value, in its accounts for the year ended 31 December 2013. The Group will no longer consolidate St James’s Place plc’s results in its accounts, and will account for that company as an associate, reflecting the Group’s share of profit within its income statement.

NOTE 59: PARENT COMPANY DISCLOSURES

A COMPANY INCOME STATEMENT

	2012 £ million	2011 £ million	2010 £ million

Net interest expense	(134)	(19)	(91)
Other income	82	45	(832)

Total income	(52)	26	(923)
Operating expenses	(207)	(228)	(38)

Loss on ordinary activities before tax	(259)	(202)	(961)
Taxation credit	35	34	162

Loss for the year	(224)	(168)	(799)

B COMPANY BALANCE SHEET

	2012 £ million	2011 £ million
Assets
Non-current assets:
Investment in subsidiaries	40,534	40,534
Loans to subsidiaries	8,123	8,286
Deferred tax assets	9	8
	48,666	48,828
Current assets:
Derivative financial instruments	1,693	1,660
Other assets	974	880
Amounts due from subsidiaries	147	212
Cash and cash equivalents	2,231	1,105
	5,045	3,857
Total assets	53,711	52,685
Equity and liabilities
Capital and reserves:
Share capital	7,042	6,881
Share premium account	16,872	16,541
Merger reserve	7,764	7,764
Capital redemption reserve	4,115	4,115
Retained profits	2,017	2,198
Total equity	37,810	37,499
Non-current liabilities:
Debt securities in issue	545	555
Subordinated liabilities	4,349	4,308
	4,894	4,863
Current liabilities:
Current tax liabilities	266	10
Other liabilities	10,741	10,313
	11,007	10,323
Total liabilities	15,901	15,186
Total equity and liabilities	53,711	52,685

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: PARENT COMPANY DISCLOSURES continued

C COMPANY STATEMENT OF CHANGES IN EQUITY

	Share capital and premium £ million	Merger reserve £ million	Capital redemption reserve £ million	Retained profits £ million	Total £ million

Balance at 1 January 2010	24,944	7,778	26	2,547	35,295
Total comprehensive income[1]	—	—	—	(799)	(799)
Issue of ordinary shares	2,237	—	—	—	2,237
Cancellation of deferred shares	(4,086)	—	4,086	—	—
Redemption of preference shares	11	(14)	3	—	—
Movement in treasury shares	—	—	—	(10)	(10)
Value of employee services:
Share option schemes	—	—	—	129	129
Other employee award schemes	—	—	—	409	409

Balance at 31 December 2010	23,106	7,764	4,115	2,276	37,261
Total comprehensive income[1]	—	—	—	(168)	(168)
Issue of ordinary shares	316	—	—	—	316
Movement in treasury shares	—	—	—	(291)	(291)
Value of employee services:
Share option schemes	—	—	—	143	143
Other employee award schemes	—	—	—	238	238

Balance at 31 December 2011	23,422	7,764	4,115	2,198	37,499
Total comprehensive income[1]	—	—	—	(224)	(224)
Issue of ordinary shares	492	—	—	—	492
Movement in treasury shares	—	—	—	(282)	(282)
Value of employee services:
Share option schemes	—	—	—	69	69
Other employee award schemes	—	—	—	256	256

Balance at 31 December 2012	23,914	7,764	4,115	2,017	37,810

1 Total comprehensive income comprises only the profit (loss) for the year.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: PARENT COMPANY DISCLOSURES continued

D COMPANY CASH FLOW STATEMENT

	2012 £ million	2011 £ million	2010 £ million

Loss before tax	(259)	(202)	(961)
Fair value and exchange adjustments	245	329	198
Change in other assets	14	255	1,021
Change in other liabilities and other items	750	2,576	(2,466)
Tax received (paid)	290	151	122

Net cash provided by (used in) operating activities	1,040	3,109	(2,086)

Cash flows from investing activities
Capital injection into Lloyds TSB Bank plc	—	(2,340)	—
Amounts advanced to subsidiaries	—	—	(1,425)
Redemption of loans to subsidiaries	209	—	850

Net cash used in investing activities	209	(2,340)	(575)

Cash flows from financing activities
Interest paid on subordinated liabilities	(293)	(39)	—
Proceeds from issue of debt securities	—	—	549
Repayment of debt securities in issue	—	—	(350)
Proceeds from issue of ordinary shares	170	—	—

Net cash provided by financing activities	(123)	(39)	199

Change in cash and cash equivalents	1,126	730	(2,462)
Cash and cash equivalents at beginning of year	1,105	375	2,837

Cash and cash equivalents at end of year	2,231	1,105	375

E INTERESTS IN SUBSIDIARIES

The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

	Country of registration/ Incorporation	Percentage of equity share capital and voting rights held	Nature of business

Lloyds TSB Bank plc	England	100%	Banking and financial services
Scottish Widows plc	Scotland	100%[1]	Life assurance
HBOS plc	Scotland	100%[1]	Holding company
Bank of Scotland plc	Scotland	100%[1]	Banking and financial services
St. Andrew’s Insurance plc	England	100%[1]	General insurance
Clerical Medical Investment Group Limited	England	100%[1]	Life assurance
Clerical Medical Managed Funds Limited	England	100%[1]	Life assurance
Lloyds TSB Scotland plc	Scotland	100%[1]	Banking and financial services

[1]	Indirect interest.

The principal area of operation for each of the above subsidiaries is the United Kingdom.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Company owns 100 per cent of the share capital of Lloyds TSB Bank plc (LTSB Bank), which intends to offer and sell certain securities in the US from time to time utilising a registration statement on Form F-3 filed with the SEC by the Company. This will be accompanied by a full and unconditional guarantee by the Company.

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

Under IAS 27, the Company and LTSB Bank account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the results of the Company and LTSB Bank in the information below by £(1,203) million and £879 million, respectively, for the year ended 31 December 2012; by £(283) million and £(1,521) million, respectively, for the year ended 31 December 2011; and by £(1,857) million and £(1,028) million, respectively, for the year ended 31 December 2010. The net assets of the Company and LTSB Bank in the information below would also be increased by £6,189 million and £7,926 million, respectively, at 31 December 2012; and by £8,421 million and £6,685 million, respectively, at 31 December 2011.

INCOME STATEMENTS

For the year ended 31 December 2012	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net interest income	(134)	2,351	7,596	(738)	9,075
Other income	82	5,541	26,277	(2,069)	29,831

Total income	(52)	7,892	33,873	(2,807)	38,906
Insurance claims	—	—	(18,400)	4	(18,396)

Total income, net of insurance claims	(52)	7,892	15,473	(2,803)	20,510
Operating expenses	(207)	(9,012)	(7,234)	522	(15,931)

Trading surplus (deficit)	(259)	(1,120)	8,239	(2,281)	4,579
Impairment	—	(1,583)	(4,526)	960	(5,149)

Profit (loss) before tax	(259)	(2,703)	3,713	(1,321)	(570)
Taxation	35	553	(1,331)	(30)	(773)

Profit (loss) for the year	(224)	(2,150)	2,382	(1,351)	(1,343)

For the year ended 31 December 2011	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net interest income	(19)	3,366	10,025	(674)	12,698
Other income	45	7,989	8,836	(2,725)	14,145

Total income	26	11,355	18,861	(3,399)	26,843
Insurance claims	—	—	(6,041)	—	(6,041)

Total income, net of insurance claims	26	11,355	12,820	(3,399)	20,802
Operating expenses	(228)	(6,325)	(6,758)	261	(13,050)

Trading (deficit) surplus	(202)	5,030	6,062	(3,138)	7,752
Impairment	—	(2,770)	(7,440)	2,116	(8,094)
Loss on disposal of businesses	—	—	(135)	135	—

(Loss) profit before tax	(202)	2,260	(1,513)	(887)	(342)
Taxation	34	460	(395)	(135)	(36)

(Loss) profit for the year	(168)	2,720	(1,908)	(1,022)	(378)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2010	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net interest income	(91)	3,836	9,539	(738)	12,546
Other income	(832)	3,675	28,419	148	31,410

Total income	(923)	7,511	37,958	(590)	43,956
Insurance claims	—	—	(19,114)	26	(19,088)

Total income, net of insurance claims	(923)	7,511	18,844	(564)	24,868
Operating expenses	(38)	(7,242)	(9,307)	117	(16,470)

Trading (deficit) surplus	(961)	269	9,537	(447)	8,398
Impairment	—	(2,455)	(11,263)	2,766	(10,952)
Loss on disposal of businesses	—	—	8	(373)	(365)

(Loss) profit before tax	(961)	(2,186)	(1,718)	1,946	(2,919)
Taxation	162	723	9	(569)	325

(Loss) profit for the year	(799)	(1,463)	(1,709)	1,377	(2,594)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

BALANCE SHEETS

At 31 December 2012	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Assets
Cash and balances at central banks	—	74,078	6,220	—	80,298
Items in course of collection from banks	—	806	450	—	1,256
Trading and other financial assets at fair value through profit
or loss	—	6,462	148,314	(786)	153,990
Derivative financial instruments	1,693	32,247	37,698	(15,088)	56,550
Loans and receivables:
Loans and advances to banks	—	188,216	251,735	(410,534)	29,417
Loans and advances to customers	7,418	240,546	345,347	(76,086)	517,225
Debt securities	—	492	25,455	(20,674)	5,273
Available-for-sale financial assets	3,083	31,092	17,898	(20,699)	31,374
Investment properties	—	—	5,405	—	5,405
Goodwill	—	—	2,874	(858)	2,016
Value of in-force business	—	—	5,654	1,146	6,800
Other intangible assets	—	411	272	2,109	2,792
Tangible fixed assets	—	2,186	5,098	58	7,342
Current tax recoverable	—	1,102	718	(1,466)	354
Deferred tax assets	9	3,796	3,936	(3,456)	4,285
Retirement benefit assets	—	738	865	264	1,867
Investment in subsidiary undertakings	40,534	39,958	—	(80,492)	—
Other assets	974	1,547	17,114	(1,327)	18,308

Total assets	53,711	623,677	875,053	(627,889)	924,552

Equity and liabilities
Liabilities
Deposits from banks	—	214,725	252,545	(428,865)	38,405
Customer deposits	10,630	231,773	243,785	(59,276)	426,912
Items in course of transmission to banks	—	445	551	—	996
Trading and other financial liabilities at fair value through profit or loss	—	10,841	25,131	—	35,972
Derivative financial instruments	—	30,616	33,053	(15,004)	48,665
Notes in circulation	—	—	1,198	—	1,198
Debt securities in issue	545	61,494	75,398	(20,068)	117,369
Liabilities arising from insurance contracts and participating investment contracts	—	—	82,972	(19)	82,953
Liabilities arising from non-participating investment contracts	—	—	54,372	—	54,372
Unallocated surplus within insurance businesses	—	—	267	—	267
Other liabilities	111	4,524	31,402	(2,096)	33,941
Retirement benefit obligations	—	150	4	146	300
Current tax liabilities	266	10	1,419	(1,557)	138
Deferred tax liabilities	—	—	1,903	(1,576)	327
Other provisions	—	2,371	1,581	9	3,961
Subordinated liabilities	4,349	26,249	26,871	(23,377)	34,092

Total liabilities	15,901	583,198	832,452	(551,683)	879,868

Equity
Shareholders’ equity	37,810	40,479	41,916	(76,206)	43,999
Non-controlling interests	—	—	685	—	685

Total equity	37,810	40,479	42,601	(76,206)	44,684

Total equity and liabilities	53,711	623,677	875,053	(627,889)	924,552

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

At 31 December 2011	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Assets
Cash and balances at central banks	—	57,500	3,227	(5)	60,722
Items in course of collection from banks	—	898	510	—	1,408
Trading and other financial assets at fair value through profit or loss	—	4,665	135,089	(244)	139,510
Derivative financial instruments	1,660	37,517	38,539	(11,703)	66,013
Loans and receivables:
Loans and advances to banks	—	167,896	188,656	(323,946)	32,606
Loans and advances to customers	6,482	249,113	390,441	(80,398)	565,638
Debt securities	—	633	43,562	(31,725)	12,470
Available-for-sale financial assets	3,121	31,351	13,117	(10,183)	37,406
Held-to-maturity investments	—	8,098	—	—	8,098
Investment properties	—	—	6,122	—	6,122
Goodwill	—	—	2,871	(855)	2,016
Value of in–force business	—	—	5,422	1,216	6,638
Other intangible assets	—	329	276	2,591	3,196
Tangible fixed assets	—	1,731	5,899	43	7,673
Current tax recoverable	—	830	604	(1,000)	434
Deferred tax assets	8	3,127	4,413	(3,052)	4,496
Retirement benefit assets	—	736	394	208	1,338
Investment in subsidiary undertakings	40,534	40,289	—	(80,823)	—
Other assets	880	1,263	13,918	(1,299)	14,762

Total assets	52,685	605,976	853,060	(541,175)	970,546

Equity and liabilities
Liabilities
Deposits from banks	—	154,592	231,327	(346,109)	39,810
Customer deposits	10,261	227,553	234,546	(58,454)	413,906
Items in course of transmission to banks	—	487	357	—	844
Trading and other financial liabilities at fair value through profit or loss	—	10,905	14,115	(65)	24,955
Derivative financial instruments	—	35,031	34,909	(11,728)	58,212
Notes in circulation	—	—	1,145	—	1,145
Debt securities in issue	555	102,237	104,565	(22,298)	185,059
Liabilities arising from insurance contracts and participating investment contracts	—	—	79,000	(9)	78,991
Liabilities arising from non-participating investment contracts	—	—	49,636	—	49,636
Unallocated surplus within insurance businesses	—	—	300	—	300
Other liabilities	52	4,364	29,625	(2,000)	32,041
Retirement benefit obligations	—	199	160	22	381
Current tax liabilities	10	24	1,287	(1,218)	103
Deferred tax liabilities	—	1	1,192	(879)	314
Other provisions	—	1,624	1,482	60	3,166
Subordinated liabilities	4,308	25,045	28,271	(22,535)	35,089

Total liabilities	15,186	562,062	811,917	(465,213)	923,952

Equity
Shareholders’ equity	37,499	43,914	40,457	(75,950)	45,920
Non-controlling interests	—	—	686	(12)	674

Total equity	37,499	43,914	41,143	(75,962)	46,594

Total equity and liabilities	52,685	605,976	853,060	(541,175)	970,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2012	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net cash provided by (used in) operating activities	1,040	8,822	6,010	(12,823)	3,049

Cash flows from investing activities
Available-for-sale financial assets and held-to-maturity investments
Purchases	—	(18,825)	(13,991)	10,766	(22,050)
Proceeds from sale and maturity	—	28,490	9,486	(312)	37,664
Purchase of fixed assets	—	(1,042)	(1,961)	—	(3,003)
Proceeds from sale of fixed assets	—	15	2,580	—	2,595
Additional capital injections to subsidiaries	—	(37)	—	37	—
Capital repayments by subsidiaries	209	—	—	(209)	—
Acquisition of businesses, net of cash acquired	—	—	(371)	360	(11)
Disposal of businesses, net of cash disposed	—	362	37	(362)	37

Net cash flows from investing activities	209	8,963	(4,220)	10,280	15,232

Cash flows from financing activities
Dividends paid to non-controlling interests	—	—	(56)	—	(56)
Interest paid on subordinated liabilities	(293)	(1,442)	(1,887)	1,045	(2,577)
Repayment of subordinated liabilities	—	(215)	(649)	200	(664)
Proceeds from issue of ordinary shares	170	—	—	—	170
Capital contribution received	—	—	37	(37)	—
Capital repayments to the Company	—	—	(209)	209	—
Change in stake of non-controlling interests	—	—	23	—	23

Net cash used in financing activities	(123)	(1,657)	(2,741)	1,417	(3,104)

Effects of exchange rate changes on cash and cash equivalents	—	(5)	(3)	—	(8)

Change in cash and cash equivalents	1,126	16,123	(954)	(1,126)	15,169
Cash and cash equivalents at beginning of year	1,105	58,949	26,940	(1,105)	85,889

Cash and cash equivalents at end of year	2,231	75,072	25,986	(2,231)	101,058

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2011	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash provided by (used in) operating activities	3,109	23,038	(13)	(6,241)	19,893

Cash flows from investing activities
Additional capital injection into Lloyds TSB Bank plc	(2,340)	—	—	2,340	—
Available-for-sale financial assets and held-to-maturity investments
Purchases	—	(20,062)	(11,188)	2,255	(28,995)
Proceeds from sale and maturity	—	15,918	20,605	—	36,523
Purchase of fixed assets	—	(847)	(2,248)	—	(3,095)
Proceeds from sale of fixed assets	—	35	2,179	—	2,214
Additional capital injections to subsidiaries	—	(159)	—	159	—
Acquisition of businesses, net of cash acquired	—	—	(13)	—	(13)
Disposal of businesses, net of cash disposed	—	4	298	(4)	298
Net cash flows from investing activities	(2,340)	(5,111)	9,633	4,750	6,932

Cash flows from financing activities
Dividends paid to non-controlling interests	—	—	(50)	—	(50)
Interest paid on subordinated liabilities	(39)	(630)	(2,013)	556	(2,126)
Repayment of subordinated liabilities	—	(1,082)	(2,696)	2,704	(1,074)
Capital contribution received	—	2,340	159	(2,499)	—
Change in stake of non-controlling interests	—	—	8	—	8
Net cash used in financing activities	(39)	628	(4,592)	761	(3,242)

Effects of exchange rate changes on cash and cash equivalents	—	5	1	—	6
Change in cash and cash equivalents	730	18,560	5,029	(730)	23,589
Cash and cash equivalents at beginning of year	375	40,389	21,911	(375)	62,300
Cash and cash equivalents at end of year	1,105	58,949	26,940	(1,105)	85,889

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 60: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2010	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash (used in) provided by operating activities	(2,086)	14,730	(12,465)	(2,216)	(2,037)

Cash flows from investing activities
Available-for-sale financial assets and held-to-maturity investments
Purchases	—	(32,639)	(18,826)	4,575	(46,890)
Proceeds from sale and maturity	—	14,831	31,953	(785)	45,999
Purchase of fixed assets	—	(575)	(2,641)	—	(3,216)
Proceeds from sale of fixed assets	—	7	1,347	—	1,354
Additional capital injections to subsidiaries	—	(219)	—	219	—
Capital repayments by subsidiaries	850	—	—	(850)	—
Acquisition of businesses, net of cash acquired	—	—	(91)	18	(73)
Disposal of businesses, net of cash disposed	—	18	428	(18)	428
Capital lending to subsidiaries	(1,425)	—	—	1,425	—
Net cash flows from investing activities	(575)	(18,577)	12,170	4,584	(2,398)

Cash flows from financing activities
Dividends paid to non-controlling interests	—	—	(47)	—	(47)
Proceeds from issue of debt securities	549	—	—	(549)	—
Repayment of debt securities in issue	(350)	—	—	350	—
Interest paid on subordinated liabilities	—	(872)	(1,363)	293	(1,942)
Proceeds from issue of subordinated liabilities	—	3,237	—	—	3,237
Repayment of subordinated liabilities	—	(353)	(331)	—	(684)
Change in stake of non-controlling interests	—	—	2	—	2
Net cash used in financing activities	199	2,012	(1,739)	94	566

Effects of exchange rate changes on cash and cash equivalents	—	17	462	—	479
Change in cash and cash equivalents	(2,462)	(1,818)	(1,572)	2,462	(3,390)
Cash and cash equivalents at beginning of year	2,837	42,207	23,483	(2,837)	65,690
Cash and cash equivalents at end of year	375	40,389	21,911	(375)	62,300

GLOSSARY

Term used	US equivalent or brief description.

Accounts	Financial statements.

Allotted	Issued.

Associates	Long-term equity investments accounted for by the equity method.

Attributable profit	Net income.

ATM	Automatic Teller Machine.

ATM interchange	System allowing customers of different ATM operators to use any ATM that is part of the system.

Balance sheet	Statement of financial position.

Broking	Brokerage.

Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.

Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.

Called-up share capital	Ordinary shares, issued and fully paid.

Contract hire	Leasing.

Creditors	Payables.

Debtors	Receivables.

Deferred tax	Deferred income tax.

Demutualisation	Process by which a mutual institution is converted into a public limited company.

Depreciation	Amortisation.

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

Tangible fixed assets	Property and equipment.

Undistributable reserves	Restricted surplus.

Write-offs	Charge-offs.

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page

Part I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable.
	B.	Advisers	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected financial data	“Selected consolidated financial data”	3
			“Exchange rates”	4
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	195
Item 4.	Information on the Company
	A.	History and development of the company	“Business overview”	2
			“Business – History and development of Lloyds Banking Group”	4
			“Business – Legal actions and regulatory matters”	6
			“Business – Recent developments”	8
			“Operating and financial review and prospects – Line of business information”	26
	B.	Business overview	“Business overview”	2
			“Operating and financial review and prospects – Line of business information”	26
			“Regulation”	182
			“Business – Legal actions and regulatory matters”	6
	C.	Organisational structure	“Lloyds Banking Group structure”	207
	D.	Property, plant and equipment	“Business – Properties”	6
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Regulation”	182
			“Operating and financial review and prospects”	11
	B.	Liquidity and capital resources	“Operating and financial review and prospects – Capital risk”	57
			“Operating and financial review and prospects – Credit risk”	52
			“Dividends”	189
			“Operating and financial review and prospects – Risk elements in the loan portfolio – Cross border outstandings”	110
			“Operating and financial review and prospects – Governance risk – Investment portfolio, maturities, deposits, short-term borrowings”	143
			“Notes to the consolidated financial statements – note 55”	F-114
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects – Overview and trend information”	12
	E.	Off-balance sheet arrangements	“Operating and financial review and prospects – Liquidity and funding risk – Off balance sheet arrangements”	128
	F.	Tabular disclosure of contractual obligations	“Operating and financial review and prospects – Liquidity and funding risk – Contractual cash obligations”	128
	G.	Safe harbor	See “Forward looking statements”	206
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and employees – Directors and senior management”	148
			“Business – Recent developments”	8
	B.	Compensation	“Compensation”	151
			“Business – Recent developments”	8
	C.	Board practices	“Management and employees”	148
			“Compensation – Service agreements”	155
			“Corporate governance – Board committees”	174
	D.	Employees	“Management and employees – Employees”	150
	E.	Share ownership	“Compensation – Directors’ interests”	164
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions – Major shareholders”	179
			“Corporate Governance”	166
	B.	Related party transactions	“Major shareholders and related party transactions – Related party transactions”	179
			“Major shareholders and related party transactions – Information about the Lloyds Banking Group’s relationship with the UK Government”	179

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page

			“Notes to the consolidated financial statements – note 52”	F-94
	C.	Interests of experts and counsel	Not applicable.
Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated financial statements”	F-1
			“Operating and financial review and prospects”	11
			“Business – Legal actions and regulatory matters”	6
			“Dividends”	189
	B.	Significant changes	“Business – Recent developments”	8
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing information”	186
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing information”	186
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Memorandum and articles of association of Lloyds Banking Group plc”	190
	C.	Material contracts	“Business – Material contracts”	5
	D.	Exchange controls	“Exchange controls”	190
	E.	Taxation	“Taxation”	191
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where you can find more information”	194
	I.	Subsidiary information	“Lloyds Banking Group structure”	207
Item 11.		Quantitative and Qualitative Disclosures about Market Risk	“Operating and financial review and prospects – Market risk”	112
			“Operating and financial review and prospects – Credit risk”	52
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	“Listing information – ADR fees”	188
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Corporate governance”	166
Item 16.	[Reserved by the Securities and Exchange Commission]
	A.	Audit committee financial expert	“Corporate governance – Board Committees – Audit Commitee”	174
	B.	Code of ethics	“Management and employees – Employees”	150
	C.	Principal accountant fees and services	“Corporate governance – Auditor independence and remuneration	172
			“Notes to the consolidated financial statements – note 11 – Operating expenses”	F-36
	D.	Exemptions from the listing standards for audit committees	Not applicable.
	E.	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable.
	F.	Change in registrant’s certifying accountant	Not applicable.
	G.	Corporate governance	“Corporate governance – Statement on US corporate governance standards”	166
	H.	Mine safety disclosure	Not applicable
Part III
Item 17.	Financial statements		See response to item 18.
Item 18.	Financial statements		“Consolidated financial statements”	F-1
Item 19.	Exhibits		See “Exhibit index”	213

EXHIBIT INDEX

1.	Memorandum and articles of association of Lloyds Banking Group plc[o]

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

4.	(a)	(i)	Registration Rights Agreement dated 12 January 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury (as amended with effect from 11 June 2009)▲

		(ii)	Resale Rights Agreement effective 11 June 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury▲

		(iii)	Deed of Withdrawal dated 3 November 2009 between Lloyds Banking Group plc and The Lords Commissioners of Her Majesty’s Treasury²▲

4.	(b)	(i)	Service agreement dated 3 November 2010 between Lloyds TSB Bank plc and António Horta-Osório○

		(ii)	Letter of appointment dated 18 November 2004 between Lloyds Banking Group plc and Sir Julian Horn-Smith●

		(iii)	Letter of appointment dated 7 August 2008 between Lloyds Banking Group plc and Martin A. Scicluna†

		(iv)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and T. Timothy Ryan†

		(v)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and Anthony Watson†

		(vi)	Letter of appointment dated 27 July 2009 between Lloyds Banking Group plc and Sir Winfried Bischoff▲

		(vii)	Letter of appointment dated 12 February 2010 between Lloyds Banking Group plc and David Roberts▲

		(viii)	Letter of appointment dated 19 February 2010 between Lloyds Banking Group plc and Glen Moreno▲

		(ix)	Letter of appointment dated 23 November 2010 between Lloyds Banking Group plc and Anita Frew○

		(x)	Letter of appointment dated 31 January 2012 between Lloyds Banking Group plc and Sara Weller■

		(xi)	Service agreement dated 1 March 2012 between Lloyds TSB Bank plc and George Culmer

		(xii)	Letter of appointment dated 25 May 2012 between Lloyds Banking Group plc and Lord Blackwell

		(xiii)	Letter of appointment dated 28 May 2012 between Lloyds Banking Group plc and Carolyn Fairbairn

		(xiv)	Letter of appointment dated 25 February 2013 between Lloyds Banking Group plc and Nick Luff

8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business

12.1	Certification of António Horta-Osório filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2	Certification of George Culmer filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1	Certification of António Horta-Osório and George Culmer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

15.1	Consent of PricewaterhouseCoopers LLP

●	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 6 June 2006

†	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 7 May 2009

▲	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 13 May 2010

○	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 13 May 2011

■	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 16 March 2012

²	Pursuant to a request for confidential treatment filed with the SEC, the confidential portions of this exhibit have been omitted and filed separately with the SEC.

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer

Name:	George Culmer
Title:	Group Finance Director

Dated:	25 March 2013